Form 20-F
period 2002-12-31
NATUZZI S P A
filed 2003-06-30
CIK 900391

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------
                                    FORM 20-F

|_|           REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) (g)
                   OF THE SECURITIES EXCHANGE ACT OF 1934 or


|X|               ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                  For the Fiscal Year Ended: December 31, 2002

                                       Or

|_|              TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        For the Transition Period from to
                             -----------------------

                                     1-11854
                            (Commission file number)

                                 NATUZZI S.p.A.
             (Exact name of Registrant as specified in its charter)

                                 NATUZZI S.p.A.
                 (Translation of Registrant's name into English)

                                      Italy
                 (Jurisdiction of incorporation or organization)
                   Via Iazzitiello 47, 70029 Santeramo, Italy
                    (Address of principal executive offices)
                             -----------------------

 Securities registered or to be registered pursuant to Section 12(b) of the Act:


                                                      Name of each exchange
            Name of each class                        on which registered
          --------------------------                  -----------------------
          American Depositary Shares                  New York Stock Exchange
 Ordinary Shares with a par value of(euro)1 each      New York Stock Exchange*


Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

     Outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2002: 54,681,628 Ordinary Shares

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                           Yes  X    No
                                              -----    -----

     Indicate by check mark which financial statement item the registrant has elected to follow.

                                      Item 17       Item 18 X
                                             -----        -----

* Not for trading, but only in connection with the registration of the American Depositary Shares

                                TABLE OF CONTENTS

Part I
Item 1.  Identity of Directors, Senior Management and Advisers...................................................1

Item 2.  Offer Statistics and Expected Timetable.................................................................1

Item 3.  Key Information.........................................................................................1

          Selected Financial Data................................................................................1

          Exchange Rates.........................................................................................3

          Risk Factors...........................................................................................3

          Forward Looking Information............................................................................6

Item 4.  Information on the Company..............................................................................7

          Introduction...........................................................................................7

          Organizational Structure...............................................................................8

          Strategy...............................................................................................8

          Manufacturing.........................................................................................10

          Products and Design...................................................................................14

          Markets...............................................................................................15

          Italian Government's Investment Incentive Program.....................................................17

          Management of Exchange Rate Risk......................................................................20

          Trademarks and Patents................................................................................20

          Non-United States Regulation..........................................................................20

          Environmental Regulatory Compliance...................................................................21

          Insurance.............................................................................................21

          Description of Properties.............................................................................21

          Capital Expenditures..................................................................................22

          Recent Developments...................................................................................23

Item 5.  Operating and Financial Review and Prospects...........................................................24

          Critical Accounting Policies..........................................................................24

          Results of Operations.................................................................................25

          Liquidity and Capital Resources.......................................................................30

          Contractual Obligations and Commercial Commitments....................................................31

          Related Party Transactions............................................................................32

          Introduction of the Euro..............................................................................32

          Research and Development..............................................................................32

          New Accounting Standards under Italian and U.S. GAAP..................................................33

Item 6.  Directors, Senior Management and Employees.............................................................36

                                                            i

          Compensation of Directors and Officers................................................................42

          Share Ownership.......................................................................................42

          Statutory Auditors....................................................................................43

          External Auditors.....................................................................................43

          Employees.............................................................................................43

Item 7.  Major Shareholders and Related Party Transactions......................................................45

          Major Shareholders....................................................................................45

          Related Party Transactions............................................................................45

Item 8.  Financial Information..................................................................................46

          Consolidated Financial Statements.....................................................................46

          Export Sales..........................................................................................46

          Legal Proceedings.....................................................................................46

          Dividends.............................................................................................46

Item 9.  The Offer and Listing..................................................................................47

          Trading Markets and Share Prices......................................................................47

Item 10.  Additional Information................................................................................48

          Employee Stock Option Plan............................................................................48

          By-laws...............................................................................................48

          Certain Contracts.....................................................................................55

          Exchange Controls.....................................................................................55

          Taxation..............................................................................................56

          Documents on Display..................................................................................60

Item 11.  Quantitative and Qualitative Disclosures About Market Risk............................................61

Item 12.  Description of Securities Other than Equity Securities................................................64


Part II

Item 13.  Defaults, Dividend Arrearages and Delinquencies.......................................................64

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds..........................64

Item 15.  Controls and Procedures...............................................................................64

Item 16.  [Reserved]............................................................................................64


Part III

Item 17.  Financial Statements..................................................................................64

Item 18.  Financial Statements..................................................................................64

Item 19.  Exhibits..............................................................................................66

                                                           ii

                 PRESENTATION OF FINANCIAL AND OTHER INFORMATION

     Beginning for the fiscal year ended December 31, 2002, Natuzzi S.p.A. ("Natuzzi" or the "Company") published its audited consolidated financial statements (the "Consolidated Financial Statements") in euro, the single currency established for certain members of the European Union (including Italy) upon the commencement of the third stage of the European Monetary Union (the "EMU") on January 1, 1999. For fiscal years ending before December 31, 2002, the Company published its audited consolidated financial statements in Italian lire, which was legal tender in Italy prior to March 1, 2002. As of March 1, 2002, the lira no longer exists and all transactions within the EMU are required to be conducted in euro.

     In this annual report, references to "(euro)" or "euro" are to the euro; references to "lira", "lire" or "Lit." are to the Italian lira (singular) or to Italian lire (plural); and references to "U.S. dollars", "dollars", "U.S.$" or "$" are to United States dollars.

     From January 1, 1999 to February 28, 2002 (the last day on which the lira was legal tender in Italy), the Company carried out non-cash transactions in euro as well as lire. For additional details regarding the euro, see Item 5, "Operating and Financial Review and Prospects -- Introduction of the Euro". For ease of comparison, the Company has presented in this annual report (1) its audited financial statements for fiscal years ending before December 31, 2002, and (2) other amounts formerly stated in Italian lire in euro and dollars, as applicable, as follows:

- converting the lire amounts into euro at the fixed conversion rate of Lit. 1,936.27 per euro established in connection with the commencement of the third stage of the EMU; and

- converting the euro amounts into U.S. dollars at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") for euro on December 31, 2002 of U.S.$ 1.0485 per euro.

     Foreign currency conversions in this annual report should not be taken as representations that the foreign currency amounts actually represent the equivalent U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated.

     The Company's restated euro financial information depicts the same trends as would have been presented if it had continued to present its financial information in lire. The Company's consolidated financial information for the year ended December 31, 1998 (before the adoption of the euro) will, however, not be comparable to the euro financial information of other companies that previously reported their financial information in a currency other than lire.

     The Consolidated Financial Statements included in Item 18 of this annual report are prepared in conformity with accounting principles established by, and (in the absence of such established principles) accounting principles of the International Accounting Standards Committee adopted by, the Italian accounting profession ("Italian GAAP"). These principles vary in certain significant respects from generally accepted accounting principles in the United States ("U.S. GAAP"). See Note 26 to the Consolidated Financial Statements included in
Item 18 of this annual report.

     In December 2001, the Company changed the par value of each of its Ordinary Shares from Lit. 125 to (euro) 1. All share and per share information reported in this annual report reflects the change in the per share par value from lire to euro.

     On June 7, 2002 the Company changed its name from Industrie Natuzzi S.p.A. to Natuzzi S.p.A.

                                     PART I

Item 1.  Identity of Directors, Senior Management and Advisers

Not applicable.


Item 2.  Offer Statistics and Expected Timetable

Not applicable.



Item 3.  Key Information

                             Selected Financial Data

     The following table sets forth selected consolidated financial data for the periods indicated and is qualified by reference to, and should be read in conjunction with, the Company's Consolidated Financial Statements and the notes thereto included in Item 18 of this annual report and the "Operating and Financial Review and Prospects" included in Item 5 of this annual report. The income statement and balance sheet data presented below have been derived from the Company's Consolidated Financial Statements. The Company, together with its subsidiaries (collectively, the "Group"), is primarily engaged in the design, manufacture and marketing of contemporary and traditional leather- and fabric-upholstered furniture, principally sofas, loveseats, armchairs, sectional furniture, motion furniture and sofa beds.

     The Consolidated Financial Statements from which the selected consolidated financial data set forth below has been derived were prepared in accordance with Italian GAAP, which differs in certain respects from U.S. GAAP. For a discussion of the principal differences between Italian GAAP and U.S. GAAP as they relate to the Company's consolidated net earnings and shareholders' equity, see Note 26 to the Consolidated Financial Statements included in Item 18 of this annual report.


                                                  Year Ended December 31,

                           2002          2002          2001           2000          1999           1998
                       ---------------------------------------------------------------------------------
                       (millions of  (millions of euro, except per Ordinary Share and ADS amounts)(1)
                       dollars,
                       except
                       per Ordinary
                       Share and ADS
                       amounts)(2)
Income Statement Data:
Amounts in
 accordance with Italian
 GAAP :
  Net sales
  Leather- and
   fabric-upholstered
   furniture              $ 770.3  (euro) 734.7   (euro) 714.0   (euro) 629.3   (euro) 524.1  (euro) 513.9
  Other(3)                   73.8          70.4           72.1           59.2         39.7            36.7
                           ------     ----------    ----------     ---------      ----------    ----------
                            844.1         805.1          786.1          688.5         563.8          550.6
  Cost of sales            (542.5)       (517.4)        (520.1)        (426.3)       (336.5)        (357.3)
  Gross profit              301.6         287.7          266.0          262.2         227.3          193.3
  Selling expenses         (152.5)       (145.4)        (134.8)        (109.0)        (85.0)         (88.5)
  General and
   administrative expenses  (42.5)        (40.5)         (33.5)         (26.7)        (22.6)         (19.6)

  Operating income          106.6         101.8           97.7          126.5         119.7           85.2

  Other income
   (expense), net(4)         15.3          14.5           (0.2)         (21.8)        (16.8)          10.7
  Earnings before taxes
   and minority interests   121.9         116.3           97.5          104.7         102.9           95.9
  Income taxes              (26.2)        (25.0)         (21.9)         (25.5)        (20.3)         (23.9)
  Earnings before
   minority interests        95.7          91.3           75.6           79.2          82.6           72.0

  Minority interests          0.1           0.1              -              -          (0.2)          (0.1)
  Net earnings               95.8          91.4           75.6           79.2          82.4           71.9
  Net earnings per
   Ordinary Share
   and ADS                   1.75          1.67           1.37           1.39          1.43           1.25

Approximate amounts in
accordance with
  U.S. GAAP :
  Net earnings               96.5          92.0           71.1           81.7          79.4           75.6
  Net earnings
   per Ordinary
   Share and ADS           $ 1.76   (euro) 1.68    (euro) 1.29    (euro) 1.43   (euro) 1.38    (euro) 1.32

  Cash dividend per
  Ordinary Share           $ 0.35   (euro) 0.33    (euro) 0.29    (euro) 0.29   (euro) 1.64    (euro) 0.83

Number of
 Ordinary Shares
 Outstanding           54,681,628    54,681,628     54,681,628     55,742,828    57,468,888     57,468,888
Balance Sheet Data
(as at December 31) :
Amounts in accordance
with Italian
GAAP :
  Current assets          $ 422.1  (euro) 402.6   (euro) 491.9   (euro) 354.2  (euro) 377.3   (euro) 348.5
  Non-current assets        285.1         271.9          224.9          151.7         106.8           61.7
  Total assets              707.2         674.5          716.8          505.9         484.1          451.5
  Current liabilities       134.9         128.7          252.5          114.0          83.3           91.5
  Long-term debt              3.8           3.6            3.3            0.2           0.6            1.2
  Minority interest           0.5           0.5            1.5            0.8           0.8            0.7
  Shareholders' equity      519.8         495.8          428.5          366.5         378.1          339.4
Approximate amounts
in accordance with
  U.S. GAAP :
  Shareholders' equity    $ 453.3  (euro) 432.3   (euro) 364.4   (euro) 321.9  (euro) 354.7   (euro) 319.1

------------

(1) Amounts for 1998 (before the adoption of the euro) have been calculated based on the Noon Buying Rates for the lira, converted into euro at the official fixed conversion rate of (euro) 1= Lit. 1,936.27 and expressed in U.S. dollars per euro. The Company's consolidated financial statements for the fiscal years ending before December 31, 2002 have been restated from lire to euro using the exchange rate of Lit. 1,936.27 per euro established in connection with the commencement of the third stage of the EMU. The Company's consolidated financial statements reported in euro depict the same trends as would have been presented if the Company had continued to present its financial statements in lire. The Company's consolidated financial statements for years ended prior to December 31, 1999, will not be comparable to the euro financial statements of other companies that previously reported their financial statements in a currency other than lire.
(2) Amounts are translated into U.S. dollars by converting the euro amounts into U.S. dollars at the Noon Buying Rate for euro on December 31, 2002 of U.S.$ 1.0485 per euro.
(3) Sales included under "Other" principally consist of sales of polyurethane foam and leather to third parties.
(4) Other income (expense), net is principally affected by gains and losses, as well as interest income and expenses, resulting from measures adopted by the Company in an effort to reduce its exposure to exchange rate risks. See
     Item 5, "Operating and Financial Review and Prospects -- Results of Operations -- 2002 Compared to 2001", Item 11, "Quantitative and Qualitative Disclosures about Market Risk" and Notes 3, 24 and 25 to the Consolidated Financial Statements included in Item 18 of this annual report.

                                 Exchange Rates

     Fluctuations in the exchange rates between the euro and the U.S. dollar will affect the U.S. dollar amounts received by owners of American Depositary Shares ("ADSs") on conversion by the Depositary (as defined below) of dividends paid in euro on the Ordinary Shares represented by the ADSs.

     In addition, most of the Group's costs are denominated in euro, while a substantial portion of its revenues is denominated in currencies other than the euro, including the U.S. dollar in particular. Accordingly, in order to protect the euro value of its foreign currency revenues, the Group engages in transactions designed to reduce its exposure to fluctuations in the exchange rate between the euro and such foreign currencies. See Item 5, "Operating and Financial Review and Prospects -- Results of Operations -- 2002 Compared to 2001" and Item 11, "Quantitative and Qualitative Disclosures about Market Risk".

     The following table sets forth the Noon Buying Rate for the euro expressed in U.S. dollars per euro, rounded to the nearest hundredth of a U.S. cent for the periods indicated. Amounts below for 1998 (before the adoption of the euro) have been calculated based on the Noon Buying Rates for the lira, converted into euro at the official fixed conversion rate of (euro) 1= Lit. 1,936.27 and expressed in U.S. dollars per euro.



Year:                                                            Average(1)    At Period End
----                                                             ----------    -------------
1998...........................................................     1.1147         1.1707
1999...........................................................     1.0588         1.0070
2000...........................................................     0.9207         0.9388
2001...........................................................     0.8909         0.8901
2002...........................................................     0.9495         1.0485

Month ending:                                                        High           Low
------------                                                         ----           ---
December 31, 2002.............................................      1.0485        0.9927
January 31, 2003..............................................      1.0861        1.0361
February 28, 2003.............................................      1.0875        1.0708
March 31, 2003................................................      1.1062        1.0545
April 30, 2003................................................      1.1180        1.0621
May 31, 2003..................................................      1.1853        1.1200
-----------

(1) The average of the Noon Buying Rates for the relevant period, calculated using the average of the Noon Buying Rates on the last business day of each month during the period.



The effective Noon Buying Rate on June 25, 2003 was $U.S. 1.1592 per(euro)1.00.

                                  Risk Factors

     Investing in the Company's ADSs involves certain risks. You should carefully consider each of the following risks and all of the information included in this annual report.

Demand for furniture is cyclical and may fall in the future

     Historically, the furniture industry has been cyclical, fluctuating with economic cycles, and sensitive to general economic conditions, housing starts, interest rate levels, credit availability and other factors that affect consumer spending habits. Due to the discretionary nature of most furniture purchases and the fact that they often represent a significant expenditure to the average consumer, such purchases may be deferred during times of economic uncertainty.

     In 2002, the Group derived 49.9% of its leather- and fabric-upholstered furniture net sales from the United States and the Americas. A prolonged economic slowdown in the United States may have a material adverse effect on the Group's results of operations.

The Group operates principally in a niche area of the furniture market

     The Group is a leader in the production of contemporary leather-upholstered furniture. Contemporary leather-upholstered furniture is a niche area of the furniture market. Consumers have the choice of purchasing furniture in a wide variety of styles, including furniture upholstered in fabric and furniture that is designed along traditional lines. For many years, an established market for contemporary leather-upholstered furniture has existed in Europe. By contrast, in the United States, the market for contemporary leather-upholstered furniture has significantly expanded in recent years, although it continues to be relatively small in comparison with that for furniture upholstered in fabric. Consumer preferences may change, and there can be no assurance that the current market for contemporary leather-upholstered furniture will not decrease.

The furniture market is highly competitive

     The furniture industry is highly competitive and includes a large number of manufacturers. Competition has increased significantly over the past few years as companies manufacturing in low-cost countries have begun to play an important role in the upholstery industry. No single company has a dominant position in the industry. Competition is generally based on product quality, brand name recognition, price and service.

     The Group's principal competitors are other manufacturers of contemporary leather-upholstered furniture and manufacturers of furniture upholstered in fabric. In the United States, the Group competes with a number of relatively large companies, some of which (particularly certain of those manufacturing fabric-upholstered furniture as one of a number of diversified operations) are larger than the Group. The leather-upholstered furniture market in Europe is highly fragmented.

     Some of the Group's competitors have attempted to increase market share at the expense of the Group by copying the Group's products and selling such products at lower prices than the Group. Management believes that such attempts to produce copies of the Group's products that are comparable in design have had success. The Group has instituted legal proceedings to defend its competitive position, even though such initiatives require time and resources to be effective. No assurance can be given that the Group will be able to maintain its competitive position.

The Group's results are subject to exchange rate risks and other risks related to the Group's international operations

     The Group is subject to a number of risks associated with the fluctuation in the exchange rates between the euro and other currencies, including in particular the U.S. dollar. In 2002, a significant portion of the Group's net sales, but only approximately 30% of its costs, was denominated in currencies other than euro. As a result, a decline in the value of such other currencies against the euro could have an adverse effect on the Group's results of operations.

     In addition, the Group began manufacturing operations in China, Brazil and Romania in 2001, which causes the Group to record costs in the currencies of those nations. For a discussion of the evolution of the Group's exchange rate risk management strategy, and its use of foreign currency sales contracts, see
Item 11, "Quantitative and Qualitative Disclosures about Market Risk".

     The Group faces other risks relating to its international operations, including changes in governmental regulations, tariffs or taxes and other trade barriers, price, wage and exchange controls, political, social and economic stability, inflation and interest rate fluctuations.

The price of the Group's principal raw material is difficult to predict and has been affected by sanitary problems threatening the cattle industry

     Leather is used in approximately 85% of the Group's upholstered furniture, and the acquisition of cattle hides represents approximately 35% of total cost of goods sold. The supply of raw cattle hides is principally dependent upon the consumption of beef, rather than on the demand for leather. During 2000 and the first half of 2001, the cattle industry was influenced by factors such as foot-and-mouth disease and mad cow disease, which negatively impacted the supply of cattle hides, resulting in a significant increase in the prices for cattle hides in 2000 and the first half of 2001 (prices commenced to decrease in the second half of 2001). The raw hides market's dynamics are also dependent on the levels of worldwide slaughtering, worldwide weather conditions and on different sectors' levels of demand: shoe manufacturers, leather automotive, furniture and clothing. The Group's ability to increase product prices following increases in raw material costs is limited by market forces, and therefore the Group may not be able to maintain its margins during periods of significant increases in raw material costs.

The Group's past results and operations have significantly benefited from government incentive programs which may not be available in the future

     Historically, the Group has derived significant benefits from the Italian Government's investment incentive programs for under-industrialized regions in Italy. See Item 4, "Information on the Company - Italian Government's Investment Incentive Program". The Group has benefited from tax benefits, subsidized loans, and capital grants. In particular, a substantial portion of the Group's earnings before taxes and minority interests from 1993 to 2002 was derived from companies entitled to some extent to tax exemptions under such programs. The most significant tax exemptions expired in 2002. There can be no assurance that similar benefits will be available to the Group in the future.

The Group is dependent on qualified personnel

     The Group's ability to maintain its competitive position will depend to some degree upon its ability to continue to attract and maintain highly qualified managerial, manufacturing and sales and marketing personnel. There can be no assurance that the Group will be able to continue to recruit and retain such personnel. In particular, the Group has been dependent on certain key management personnel in the past, and there can be no assurance that the loss of key personnel would not have a material adverse effect on the Group's results of operations.

Control of the Company

     Mr. Pasquale Natuzzi, who founded the Company and is currently Chairman of the Board of Directors and Chief Executive Officer, owns 47.7% of the issued and outstanding Ordinary Shares of the Company (52.8% of the Ordinary Shares if the Ordinary Shares owned by members of Mr. Natuzzi's immediate family (the "Natuzzi Family") are aggregated) and controls the Company, including its management and the selection of its Board of Directors.

     In addition, the Natuzzi Family has a right of first refusal to purchase all the rights, warrants or other instruments which The Bank of New York, as Depositary under the Deposit Agreement dated as of May 15, 1993, as amended and restated as of December 31, 2001 (the "Deposit Agreement"), among the Company, The Bank of New York, as Depositary (the "Depositary"), and owners and beneficial owners of American Depositary Receipts ("ADRs"), determines may not lawfully or feasibly be made available to owners of ADSs in connection with each rights offering, if any, made to holders of Ordinary Shares.

Investors may face difficulties in protecting their rights as shareholders or holders of ADSs

     The Company is incorporated under the laws of the Republic of Italy. As a result, the rights and obligations of its shareholders and certain rights and obligations of holders of its ADSs are governed by Italian law and the Company's Statuto (or By-laws). These rights and obligations are different from those that apply to U.S. corporations. Furthermore, under Italian law, holders of ADSs have no right to vote the shares underlying their ADSs, although under the Deposit Agreement, ADS holders have the right to give instructions to The Bank of New York, the ADS depositary, as to how they wish such shares to be voted. For these reasons, the Company's ADS holders may find it more difficult to protect their interests against actions of the Company's management, board of directors or shareholders than they would as shareholders of a corporation incorporated in the United States.


                           Forward Looking Information

     Natuzzi makes forward-looking statements in this annual report. Statements that are not historical facts, including statements about the Group's beliefs and expectations, are forward-looking statements. Words such as "believe", "expect", "intend", "plan" and "anticipate" and similar expressions are intended to identify forward-looking statements but are not exclusive means of identifying such statements. These statements are based on current plans, estimates and projections, and therefore readers should not place undue reliance on them. Forward-looking statements speak only as of the dates they were made, and the Company undertakes no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

     Forward-looking statements involve inherent risks and uncertainties. The Company cautions readers that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to: effects on the Group from competition with other furniture producers, material changes in consumer demand or preferences, significant economic developments in the Group's primary markets, significant changes in labor, material and other costs affecting the construction of new plants, significant changes in the costs of principal raw materials, significant exchange rate movements or changes in the Group's legal and regulatory environment, including developments related to the Italian Government's investment incentive or similar programs. Natuzzi cautions readers that the foregoing lists of important factors are not exhaustive. When relying on forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and events.

Item 4.  Information on the Company

                                  Introduction

     The Group is primarily engaged in the design, manufacture and marketing of contemporary and traditional leather- and fabric-upholstered furniture, principally sofas, loveseats, armchairs, sectional furniture, motion furniture and sofa beds. The Group has positioned its products principally in the medium price range and emphasizes value, quality, style, variety and service.

     The Group is the world's leader in the production of leather-upholstered furniture and has a leading share of the market for leather-upholstered furniture in the United States and Europe (as reported by CSIL ("CSIL"), an Italian market research firm, with reference to market information related to years 2001 and 2000, respectively). The Company launched a line of fabric-upholstered furniture in 1996. In 2000, the Company launched "Italsofa", a new promotional brand aimed at the low end of the upholstery market, while in January 2002, the Company introduced the new logo for the "Natuzzi" brand, which is aimed at identifying the Company's medium to high end of the market products. The Group currently designs 100% of its products and manufactures - directly or through third parties - approximately 85% of its products in Italy. Production outside of Italy is solely for the Italsofa brand. Within Italy, the Group sells its furniture principally through franchised Divani & Divani by Natuzzi furniture stores. As at April 30, 2003, 126 Divani & Divani by Natuzzi stores were located in Italy. Outside of Italy, the Group sells its furniture principally on a wholesale basis to major retailers and also through 43 stores named "Natuzzi Store" and 29 Divani & Divani by Natuzzi stores (of such 72 stores, 11 are owned by Natuzzi and the remainder franchised).

     On June 7, 2002, the Company changed its name from Industrie Natuzzi S.p.A. to Natuzzi S.p.A. The Company, which operates under the trademark "Natuzzi", is a societa per azioni (stock company) organized under the laws of the Republic of Italy and was established in 1959 by Mr. Pasquale Natuzzi, who is currently Chairman of the Board of Directors, Chief Executive Officer and controlling shareholder of the Company. Substantially all of the Company's operations are carried out through various subsidiaries that individually conduct a specialized activity, such as leather processing, foam production and shaping, furniture manufacturing, marketing or administration.

     In an effort to maximize the efficiency of the Group's organizational structure, at an extraordinary general meeting on July 15, 2002, the Company's shareholders approved the merger of Creazioni Ellelle S.p.A., Divani e Poltrone Italia S.r.l., Expan Italia S.r.l., Nagest S.r.l., Softaly S.r.l., Soft Cover S.r.l. and Spagnesi International S.r.l. into the Company (the Company owned virtually 100% of the capital stock of all these companies prior to the merger). The merger became effective on January 1, 2003.

     The Company's principal executive offices are located at Via Iazzitiello 47, 70029 Santeramo, Italy, which is approximately 25 miles from Bari, in Southern Italy. The Company's telephone number is: +39 080 882 0111. The Company's main distributors are Natuzzi Americas, Inc. ("Natuzzi Americas"), located at 130 West Commerce Avenue, High Point, North Carolina 27261 (telephone number +1 336 887-8300), for the U.S. market, and Natuzzi Asia Ltd., located at Unit 2005 20th Floor, Tower 1, The Gateway, 25 Canton Road, Tsimshatsui, Kowloon H.K. (telephone number +852 2 6224646), for Asia.

                            Organizational Structure

     At June 23, 2003, the Company's principal operating subsidiaries are:

Name                                    Percentage of      Registered office                 Activity
                                        ownership
Spagnesi S.p.A.                              99.95         Quarrata, Italy                      (1)
Style and Comfort S.r.l.                    100.00         Bari, Italy                          (1)
Italsofa Bahia Ltd.                          97.99         Bahia, Brazil                        (1)
Italsofa Shanghai Co. Ltd.                  100.00         Shanghai, China                      (1)
Italsofa Romania S.r.l.                     100.00         Baia Mare, Romania                   (1)
Natco S.p.A.                                 99.99         Bari, Italy                          (2)
I.M.P.E. S.p.A.                              90.83         Qualiano, Italy                      (3)
Natuzzi Americas, Inc.                      100.00         High Point, NC, U.S.A.               (4)
Natuzzi Asia Ltd.                           100.00         Hong Kong, China                     (4)
Natuzzi Iberica S.A.                        100.00         Madrid, Spain                        (4)
Natuzzi (Switzerland) AG/SA                  80.00         Kaltbrunn, Switzerland               (4)
Natuzzi Nordic                              100.00         Copenhagen, Denmark                  (4)
Natuzzi Benelux SA/NV                       100.00         Brussels, Belgium                    (4)
Castlegate 170 Ltd.                         100.00         West Thurrock, U.K.                  (4)
Natuzzi Trade Service S.r.l.                100.00         Bari, Italy                          (5)
------------------------

(1)  Manufacture and distribution
(2)  Intra-group leather dyeing and finishing
(3)  Production and distribution of polyurethane foam
(4)  Distribution
(5)  Transportation services


     See Note 1 to the Consolidated Financial Statements for further information on the Company's subsidiaries.

                                    Strategy

     Since 1981, the Group has concentrated its efforts mainly on the production and marketing of leather-upholstered furniture. Since 1983, when the Group first targeted the United States market, the leather-upholstered furniture market in the United States has expanded significantly, due in large part, in the view of management, to the sale, marketing and quality of Natuzzi products. According to the most recent data available referring to year 2001 (as published in 2002 by CSIL (CSIL), an Italian market research firm) the Group is the leader in the leather-upholstered furniture segment in the United States, with a 11.4% market share. In the United States, the initial efforts of the Company were concentrated on increasing the size of the leather-upholstered furniture segment in the overall furniture market. Having accomplished that goal, and facing increased competition at the low end of the leather furniture market, the Group is pursuing a strategy of producing higher quality furniture, available in different styles and coverings (leather, fabric and microfiber), at all price points.

     Since 1988, the Group has followed a strategy of diversifying its geographic markets through increased emphasis on sales outside the United States, particularly in Europe. The Group has increased its market share in the highly fragmented European market, at the expense of its smaller European competitors, by relying on the efficiency of its manufacturing capabilities to produce higher quality products than its competitors, at comparable price points.

     Within Italy, the Group sells its furniture principally through franchised Divani & Divani by Natuzzi furniture stores. As at April 30, 2003, 126 Divani & Divani by Natuzzi stores were located in Italy. The Company also has numerous stores in other markets outside Italy where the furniture distribution networks are either particularly fragmented or underdeveloped, such as Spain and Greece. Specifically, as at April 30, 2003, the Company sells its furniture outside of Italy principally on a wholesale basis to major retailers and through 43 stores named "Natuzzi Store" and 29 Divani & Divani by Natuzzi stores (of such 72 stores, 11 are owned by Natuzzi and the remainder franchised). In January 2002, the franchise name "Divani & Divani" was changed to "Divani & Divani by Natuzzi".

     The Group's current marketing strategy for its Natuzzi brand products line is to create brand awareness around the world and to improve the quality of its distribution.

     The Group has also taken a number of steps to broaden its product lines. In 1991, the Group introduced a line of leather-upholstered motion furniture in the United States and Europe. With the June 1994 acquisition of a controlling interest in Spagnesi S.p.A. ("Spagnesi"), the Company entered into the market for traditional upholstered furniture. Finally, in 1996, the Group launched its fabric-upholstered furniture line, known as the "soft cover collection", which is sold primarily in Europe.

     Since 1998, the Group has focused its marketing activities on selected distributors and retailers, thus reducing the number of customers and the amount of models and coverings produced. Management believes that this strategy, in time, will enable the Group to provide better customer service and improve the quality of its products, while at the same time reduce costs.

     In 1999, the Group further broadened its product offerings by introducing a new concept, the "Decorator", intended to add further value to its product offerings. The Decorator concept is designed to provide customers with "room package solutions" by helping consumers' abilities to live in tastefully furnished homes within their economic means. The concept involves developing these interior design solutions by coordinating the Group's armchairs and sofas (in different styles and coverings) with matching coffee tables, lamps and rugs, in order to develop innovative alternatives to more traditional living room decoration schemes. The Group believes that this service simplifies the work of the retailer, who otherwise would be required to source individual furniture pieces from different suppliers and employ dedicated interior decorators in order to offer similarly comprehensive decor solutions to consumers. Management believes that this new approach will strengthen the Group's relationships with the world's leading distribution chains. Today, an evolved version of the Decorator concept called the "Total Look Living Room" is available through "Natuzzi Galleries" (described below) and Natuzzi Stores.

     In October 1999, as a way of improving service through the reduction of delivery times, the Group introduced the "SoFast Program". The SoFast Program is a furniture collection characterized by high quality and distinctive design, which is offered to clients at faster delivery times than the Group's other collections.

     In October 2000, the Group launched the "Italsofa Collection", aiming to compete in the promotional segment with a collection of lower-priced furniture identified by a distinctive brand associated with Italian quality and style. The production of Italsofa started in January 2001 and since then it has sold successfully. In 2002, Italsofa represented 23.6% of total seats sold by the Group.

     The Group's marketing and production strategy is supported by its design capabilities, "on demand" planning system and quality control procedures. Management believes that these elements enable the Group to provide products that are higher in quality than those of its competitors at comparable price points. In addition, management believes that its ability to assess and adapt quickly to changes in consumer preferences provides the Group with a competitive advantage. A critical element of the Group's strategy has been its ability to increase efficiency by coordinating all aspects of the product cycle and manufacturing process through the use of its computerized management information system. This coordination begins with the design of new products for specific price points based on computer analysis of market demands, as reflected in orders from and sales to its customers and other market information provided by the Group's worldwide network of sales agents. The Group then uses its management information system to monitor and control the costs and prices of each element and product, as well as supervise the receipt of orders from customers. Furthermore, this information system also allows the Group to administer the purchase and process of raw materials, the manufacturing of finished products and the delivery of finished products to customers.

     In January 2002, during the Cologne Furniture Fair in Germany, the Company launched a new "visual image" campaign to strengthen the Natuzzi name. The campaign aims to identify the brand with the Group's goal of satisfying a broad range of consumer lifestyles and tastes. In 2002, the Natuzzi brand represented 76.4% of total seats sold by the Group.

     In October 2002, the Group launched the "Pasquale Natuzzi Collection", which offers customers high-range distinctive products in terms of design, materials and project development.

     In 2002, the Company also launched a new "Natuzzi Galleries" program in efforts to improve distribution by installing a designated Natuzzi branded space inside prime retailer stores (this concept is also referred to as having a "shop-in-shop"). The advertising and the internal decorations used in these Natuzzi Galleries (also know as the "Natuzzi Display System") are the same as those used in the Natuzzi Stores, resulting in a single visual identity for the Natuzzi brand in both the Natuzzi Stores and the Natuzzi Galleries. Test Natuzzi Galleries have been opened around the world and the monitoring of sales indicates that revenues per square foot increased at these locations following the installation of the Natuzzi Galleries.

     Since 2002, the Group's Interior Design & Engineering Retail Department has been working with worldwide Natuzzi Stores, Natuzzi Galleries and certain other Natuzzi projects for the purpose of achieving the careful and coherent integration of products, styles, brand values, communication and display elements.


                                  Manufacturing

     As at December 31, 2002, the Group manufactured its products in 15 production facilities located in Italy. Eleven of the facilities are engaged in the cutting, sewing and assembling of semi-finished and finished products and employ approximately 2,947 workers. Ten of these assembly facilities are located in or within a 25 mile radius of Santeramo, where the Company has its headquarters. In addition, Spagnesi manufactures its products in a facility located in Quarrata, near Florence.

     In 2001 and 2002, the Group completed construction of two new assembly facilities in Ginosa and Laterza, Italy, adding additional capacity of approximately 1,800 seats per day. These facilities became fully operational in 2002 and at December 31, 2002 employed approximately 580 workers.

     The assembly operations conducted in the Group's facilities involve stretching elastic webbing onto the furniture's frames (which are constructed either at the Group's principal assembly facility or by subcontractors), attaching foam to the frames, and cutting and sewing the upholstery and attaching it to the frames. These operations, which retain many characteristics of production by hand, are coordinated at the Group's principal assembly facilities through the use of the management information system, which identifies by number each component of a piece of furniture -- e.g., frame, cushions, leather -- and facilitates its automated transit and storage within the factory, in part through a bar-coded "bin and pick" system. As part of an effort to decrease costs through increased productivity and flexibility, automatic guided vehicles supervised by a central computer have been installed at two of the Group's principal assembly facilities to move products through the production chain. In other facilities, materials are currently moved by hand or conveyor belt, rather than on an automated basis. The production process for Spagnesi's traditional upholstered furniture includes the additional step of manufacturing and finishing the exposed portions of the wooden frames. Operations at all of the Group's production facilities are normally conducted Monday through Friday with two eight-hour shifts per day.

     One of the Group's 15 production facilities is involved in manufacturing wooden frames. This facility employed approximately 78 workers as at December 31, 2002 and produces approximately 8% of the Company's needs for wooden frames.

     Two of the Group's production facilities are involved in the processing of leather hides to be used as upholstery. One of the facilities is a leather dyeing and finishing plant located near Udine that employed approximately 327 workers as at December 31, 2002. The Udine facility receives both raw and tanned cattle hides, sends raw cattle hides to subcontractors for tanning, and then dyes and finishes the hides. The other facility, located near Vicenza, is a warehousing operation that receives semi-finished hides and sends them to various subcontractors (who operate under the supervision of Natuzzi technicians) for processing, drying and finishing, and then arranges for the finished leather to be shipped to the Group's assembly facilities. The Vicenza operation employed approximately 34 workers as at December 31, 2002. Hides are tanned, dyed and finished on the basis of orders given by the Group's central office in accordance with the Group's "on demand" planning system, as well as on the basis of estimates of future requirements. The movement of hides through the various stages of processing is monitored through the management information system. See "-- `Supply-Chain Management'".

     The Group produces, directly and by subcontracting, 10 grades of leather in approximately 36 finishes and 298 colors. The hides, after being tanned, are split and shaved to obtain uniform thickness and separated into "top grain" and "split". (Top grain is used, in varying quantities, in the manufacture of all Natuzzi leather products, while split is used in addition to top grain in some of the Group's lower price-point products.) The hides are then colored with dyes and treated with fat liquors to soften and smoothen the leather, after which they are dried. Finally, the semi-processed hides are treated to improve the appearance and strength of the leather and to provide the desired finish. The Group also purchases finished hides from third parties.

     One of the Group's production facilities, which is located near Naples and employs approximately 57 workers, is engaged in the production of polyurethane foam and, with production capacity in excess of the Group's needs, often sells foam to third parties. The foam produced at the Naples facility pursuant to a patented process results in a high quality material without using any auxiliary blowing agent and is sold under the "Eco-FlexTM" trade name.

     The Group owns the land and buildings for its principal assembly facilities located in Santeramo, Matera, Altamura and Quarrata, its leather dyeing and finishing facility located near Udine, its foam-production facility located near Naples and its facilities located in Ginosa, Laterza, Brazil and Romania, while the land and buildings of the remaining production facilities are leased from lessors, with several of whom the Group enjoys long-term relationships. Although the lease terms are of varying lengths, Italian law provides that any such lease must have a minimum term of six years. This minimum term, however, is enforceable only by the lessee. The lease agreements provide for rents that generally increase each year in line with inflation. Management believes that the prospects are good for renewing the agreements on acceptable terms when they expire. The Group owns substantially all the equipment used in its facilities.

     In 2000, the Group announced the launch of a new, low-price upholstered furniture collection, known as Italsofa. The Company plans to manufacture the Italsofa Collection completely outside Italy at plants located in Brazil, China and Romania. Construction costs for the Brazil plant were (euro) 14.2 million, while investments for the new plant in China are expected to be approximately
(euro) 15.0 million. Operations in the China plant have already begun, and the Group plans to complete construction of the facility in 2004. The Brazil plant focuses on sales to the North American market (particularly the East Coast) and the China plant focuses on sales in Asia, Australia and the West Coast of the United States. The Brazil plant has been constructed (but is not yet fully operational) pursuant to an agreement with the State of Bahia under which the Group will benefit from tax incentives for the construction of the plant and the export of goods. Once they are fully operational, the Brazil plant is expected to have a production capacity of approximately 700 seats per day, while the China plant is expected to have a production capacity of approximately 2,000 seats per day once completed. The Company has invested approximately (euro) 33.5 million in the Romania plant in order to achieve a production capacity of 1,200 seats per day once it becomes fully operational.

     As at December 31, 2002, the Group entrusted approximately 25% of its production needs (in particular assembly) to subcontractors, all located within a 20-mile radius of Santeramo. The Group supplies to each subcontractor the product design, the finished leather, the pre-cut cushions, the wooden frames and the other assembly materials. Each subcontractor then assembles these materials into finished products under the supervision of the Group's technicians, who are responsible for quality control. Transportation of the materials to, and the finished products from, each subcontractor's plant is arranged by the Group. Each contract with a subcontractor is for an indefinite period, subject to termination by either party with prior notice (which generally is required to be given 4 months prior to termination), and provides for the furniture to be assembled at a fixed cost per unit that increases annually in line with inflation. Management believes that the prospects for maintaining these contracts are good and that, in any case, four months' notice prior to termination is a sufficient period of time to allow the engagement of a replacement subcontractor on acceptable terms or to increase the Group's in-house production capability if necessary.

     See "-- Italian Government's Investment Incentive Program" for a description of the Company's agreement with the Italian Government with respect to the Group's manufacturing structure.

     Raw Materials. The principal raw materials used in the manufacture of the Group's products are raw cattle hides, polyester fiber, polyurethane foam, wood and wood products.

     The Group purchases hides from slaughterhouses and tanneries located mainly in Italy, Brazil, Colombia, Australia, Germany, Argentina, Sweden, the United States, New Zealand, and Eastern Europe. The hides purchased by the Group are divided into several categories, with hides in the lowest categories being purchased mainly in Brazil, Colombia and Ukraine; those in the middle categories being purchased mainly in Australia, New Zealand, Italy and the United States; and those in the highest categories being purchased mainly in Germany and Scandinavian countries. A significant number of hides in the lowest categories are purchased at the "wet blue" stage -- i.e., after tanning -- while most hides purchased in the middle and highest categories are unprocessed. The Group has implemented a leather purchasing policy according to which a percentage of leather is purchased at a finished or semi-finished stage. Therefore, the Group has had a smaller inventory of "split leather" to sell to third parties. Approximately 82% of the Group's hides are purchased from 18 suppliers, with whom the Group enjoys long-term and stable relationships. Hides are generally purchased from the suppliers pursuant to orders given every two/three months specifying the number of hides, the purchase price and the delivery date. Hides purchased from Europe are delivered directly by the suppliers to the Group's leather facilities near Udine and Vicenza, while those purchased overseas are delivered to an Italian port, where they are inspected by technicians of the Group and then sent to the Udine facility and subcontractors. Management believes that the Group is able to purchase leather hides from its suppliers at reasonable prices as a result of the volume of its orders, and that alternative sources of supply of hides in any category could be found quickly and at acceptable prices if the supply of hides in such category from one or several of the Group's current suppliers ceased to be available or was no longer available at acceptable terms. The supply of raw cattle hides is principally dependent upon the consumption of beef, rather than on the demand for leather.

     During 2000 and the first half of 2001, the prices for raw cattle hides increased significantly due to diseases threatening the cattle industry, such as foot and mouth disease and mad cow disease, which negatively impacted the supply of cattle hides, and due to a strong demand for leather, especially from the apparel industry. In the second half of 2001, the price of leather decreased, partly offsetting the significant increase during the previous 18 months. In 2002, the prices for raw cattle hides decreased due to a decrease in demand for leather resulting from the downturn in the worldwide economy. During the first months of 2003, a relative stabilization in the prices for raw cattle hides has been experienced.

     The Group obtains the polyester fiber filling for its polyester fiber-filled cushions from several suppliers, located mainly in Korea, China and Taiwan, and the chemicals required for the production of polyurethane foam from major chemical companies located in Europe (mainly Germany, Italy and the United Kingdom). The chemical components of polyurethane foam are petroleum-based commodities, and the prices for such components are therefore subject to, among other things, fluctuations in the price of crude oil. The Group obtains the wood and wood products for its wooden frames from suppliers in Italy and Eastern Europe, and in 2002 through its subsidiary Italsofa Romania S.r.l., the Group began directly engaging in the cutting and transformation of wood from Romanian forests, in accordance with the Group's quality and environmental standards.

     Since 1996, the Group has also purchased fabric for its line of fabric-upholstered furniture, and presently purchases fabric meeting the Group's high quality standards from manufacturers in Italy, Taiwan, Korea and Japan. Of the fabric purchased by the Group, approximately 90% is ultramicrofibre, the price for which decreased by more than 10% during the last months of 2002.

     With regard to the Group's collection of home furnishing accessories (tables, lamps, carpets, home accessories in different materials), most of the suppliers are located in Italy and other European countries. In 2002, the Group started production in India of certain hand-made products such as carpets.

     "Supply-chain Management". The Group schedules its manufacture and supply of raw materials and components on the basis of an "on demand" planning system. This system allows the Group to manage a high number of product combinations (in terms of the number of models, versions and coverings codes) offered to the market while maintaining a high level of customer service, low inventories and low risk of obsolescence (in spite of low product lifetime). Special programs with short lead times are provided for a limited number of customers and collections. All planning activities (finished goods load optimization, customer orders acknowledgement, production and supplier's planning) are synchronized in order to guarantee that during the production process, the correct materials are located in the right place at the right time, thereby achieving a maximum level of service.

     This system is used for all products and markets in which the Group sells its goods. For example, in the case of furniture being purchased by a U.S. customer, as soon as an order is sent to the Group's sales office in the United States (High Point, North Carolina), the order is transmitted to the Group's computer system at its headquarters in Santeramo, Italy and processed as described below.

     In order to incur the lowest costs and achieve the best product quality, the Group attains the optimum load level for shipping through the use of "tailor made" software. Since the prices quoted to customers are based on shipments of full containers, if a customer's order does not represent optimal use of container space, revisions to the customer's order will be suggested. Upon finalization of the customer's order, the computer system generates an order proposal that is reviewed to determine feasibility in terms of the types of products, quantity and timing.

     This planning process allows for the optimum use of the available technology, capacity and human resources, while minimizing costs and achieving high quality. Once production is scheduled, the Group's "Material Requirement Planning Information System" produces a list of raw materials and components to be ordered. This list is reviewed and incorporated with the Group's global procurement scheduling. All purchases from suppliers are then planned. Procurement lead times are relatively short; leather is generally available within three weeks of ordering and certain components are supplied by a "ready from stock" service. The Group strives to achieve optimum levels of inventories while keeping service levels high.

     The entire process, from the receipt of a customer's order to the shipment of the finished products from the Group's assembly facilities, on average takes from six to seven weeks. The lead times can be different for special programs (such as Italsofa and SoFast (described below)) or when an unusually high level of orders is received. The time required for delivery to the customer varies depending on where the customer is located (transport lead times vary widely depending on the distance of the destination from the production units).

     Transportation. The Group's furniture is delivered to customers by common carriers. Furniture destined for the United States and the Americas and other markets outside Europe is transported by sea in 40' high cube ("hc") containers, while furniture produced for the European market is generally delivered by truck and, in some cases, by railway and by sea in containers. In 2002, the Group shipped 16,557 containers (40' hc) to overseas countries and 7,414 full load mega-trailer trucks to European destinations.

     The Group uses a computerized program that optimizes the loading of containers and trailer trucks, thus enabling products to be shipped more efficiently. Customers in the United States have historically purchased 40' hc containers filled to capacity.

     The Group relies principally on several shipping and trucking companies operating under "time-volume" service contracts to deliver its products to customers and to transport raw materials to the Company's plants and processed materials from one plant to another. In general, the Group prices its products to cover its door-to-door shipping costs, including all customs duties and insurance premiums. Most of the Group's overseas suppliers are responsible for delivering raw materials to the port of departure, therefore transportation costs for these materials are generally under the Group's control. The Group also owns a small number of trucks, which are used to transport raw and processed materials and finished products to and from subcontractors and between the Group's facilities in the Santeramo area.

                               Products and Design

     Products. The Group manufactures a wide range of leather- and fabric-upholstered furniture products, which are produced in four different styles ("traditional", "transitional", "contemporary" and "modern") and fall within five broad categories (stationary furniture (sofas, loveseats and armchairs), sectional furniture, motion furniture, sofa beds and occasional chairs, including recliners and body massage chairs (launched in 2001)). The Group offers its products in 411 different models, 10 leather grades, 36 leather finishes and 298 colors. Each of the Group's models is generally offered in various forms (e.g., sofa, loveseat, armchair, ottoman, sectional components, motion mechanism and body massage chairs). Each model is offered at prices that vary depending principally on the quality and finish of the leather (including whether it is top grain only leather or top grain with split) and the quality of the cushions (including whether they are foam, polyester fiber or feather).

     In October 2000, the Company announced the launch of the Italsofa Collection, with the aim of entering new markets by means of providing a collection of a lower-priced furniture identified by a distinctive brand associated with Italian quality and style. In 2002, the Italsofa Collection included 33 sofa models, in a choice of 30 colors made of three categories of leather, and in 16 colors made of two categories of microfiber.

     Design. The ability to design and offer new products on a regular basis is an important element of the marketing strategy of the Group. The Group's designers generally design new models to be manufactured for sale at specified price points, on the basis of the Group's analysis of the market, and occasionally on the basis of requests from larger customers for new models.


                                     Markets

     The Group markets its products internationally as well as in Italy. Outside Italy, the Group sells its leather furniture principally on a wholesale basis to major retailers and furniture stores. Since 1990, the Group has sold its leather-upholstered products in Italy principally through franchised Divani & Divani by Natuzzi furniture stores.

     While continuing to increase its net sales in each of the geographic markets in which it operates, the Group has gradually achieved a more balanced exposure to different geographic markets. Whereas in 1987, the United States and the Americas accounted for approximately 92% of the Group's leather-upholstered furniture net sales, in 2002 the Group derived 49.9% of its leather- and fabric-upholstered furniture net sales from the United States and the Americas, 44.4% from Europe and 5.7% from the rest of the world (mainly Australia and Japan). See "-- Strategy".

     The following tables show the leather- and fabric-upholstered furniture net sales and unit sales (in seats) of the Group broken down by geographic market for each of the years indicated:

                                       Leather- and Fabric-Upholstered Furniture Net Sales
                  ----------------------------------------------------------------------------------------
                                 2002                  2001                2000               1999                 1998
                                 ----                  ----                ----               ----                 ----
                                                    (millions of euro)
U.S. and the Americas(1 )   366.4  49.9%          356.4  49.9%        318.8  50.6%        246.0   46.9%        240.7   46.8%
Europe                      326.5  44.4%          317.9  44.5%        272.3  43.3%        238.7   45.6%        230.8   44.9%
Rest of the World            41.8   5.7%           39.7   5.6%         38.2   6.1%         39.4    7.5%         42.4    8.3%
                             ----   ---           -----   ---         -----  ----         -----   ----         -----   ----


  Total              (euro) 734.7   100%   (euro) 714.0 100.0% (euro) 629.3 100.0% (euro) 524.1  100.0% (euro) 513.9  100.0%
                          =======   ====          ===== =====         ===== =====         =====  =====         =====  =====



                                         Leather- and Fabric-Upholstered Furniture Net Sales (in seats)(2)
                   ------------------------------------------------------------------------------------------------
                               2002                   2001                2000               1999                   1998
                               ----                   ----                ----               ----                   ----
U.S. and the
 Americas(1)            1,572,879  52.0%      1,376,818  47.9%    1,229,159  47.7%    1,048,981  45.8%     1,087,076   46.6%
Europe                  1,278,296  42.2%      1,323,736  46.0%    1,188,989  46.1%    1,068,922   46.7%    1,041,598   44.7%
Rest of
 the World                176,483   5.8%        175,704   6.1%      159,175   6.2%      172,589    7.5%      203,215    8.7%
                        ---------  ----       --------- -----     --------- -----     ---------  -----     ---------  -----
    Total               3,027,658 100.0%      2,876,258 100.0%    2,577,323 100.0%    2,290,492  100.0%    2,331,889  100.0%
                        ========= =====       ========= =====     ========= =====     =========  =====     =========  =====

---------

(1) Outside the United States, the Group also sells its products to customers in Canada and Central and South America (collectively, the "Americas").
(2) Includes seats produced at Group-owned facilities and by subcontractors. Seats are a unit measurement. A sofa is counted as three seats, a chair as one seat.

United States and the Americas. In 2002, net sales of leather- and fabric-upholstered furniture in the United States and the Americas increased 2.8% to (euro) 366.4 million, compared to (euro) 356.4 million in 2001, and the number of seats sold in the two principal markets of this region, the United States and Canada, rose 15.7% and 0.8%, respectively.

     The Group's sales in the United States and the Americas are handled by Natuzzi Americas, the Group's distribution subsidiary for North and Latin America, which maintains offices in High Point, North Carolina, the heart of the most important furniture manufacturing region in the United States. The staff at High Point provides customer service, marketing and logistics, handles finance and collections, and generally acts as the customers' contact for the Group. As at December 31, 2002, the High Point operation had approximately 60 employees.

     Natuzzi Americas has 55 independent sales representatives and sub-reps in the United States and the Americas. They are supervised by six regional sales and marketing managers, one for each of the Northeast, South, West and Midwest of the United States, Canada and Latin America.

     The Group's principal customers are major retailers. The Group advertises its products to retailers and, recently, to consumers in the United States and the Americas directly and through the use of various marketing tools. The Group also relies on its network of sales representatives and on the furniture fairs held at High Point each April and October to promote its products. Many of the Group's larger customers review part of the new offering of models during an informal "pre-market" period one month prior to each High Point fair. Since the April 1998 International Home Furnishings Market at High Point, Natuzzi products have been displayed in a new 110,000 square foot showroom/office complex, constructed at a cost of approximately (euro) 20.3 million. This complex is used as the home office of Natuzzi Americas and to display about 230 Natuzzi models in leather and fabric.

     Europe. In 2002, net sales of leather- and fabric-upholstered furniture in Europe (excluding Italy) increased 2.1% to (euro) 250.4 million, compared to
(euro) 245.3 million in 2001.

     Furniture retailers are generally smaller in Europe than in the United States. In Europe (outside Italy), the Group generally deals with cooperatives and chains representing 50 to 100 retailers, as well as with independent retailers. While the cooperatives place the orders, thereby obtaining the benefits of purchasing in volume, the Group delivers the products directly to the particular members of the cooperatives on whose behalf the orders were placed. In some cases, the Group invoices the cooperative. In others, the Group invoices the member of the cooperative to whom the products are delivered.

     As in the United States, the Group advertises its products in Europe (outside Italy) to consumers and to retailers directly and through the use of various marketing tools. The Group also promotes its products in Europe through a network of sales agents and through furniture fairs. As at December 31, 2002, the Group had 34 sales agents and sub-agents in Europe. These sales agents are paid on a commission basis. The principal European furniture fairs are those in Cologne, held in January, and Milan in April.

     Outside Italy, the Company uses franchised or directly owned stores to penetrate markets where the furniture distributors networks are either particularly fragmented or underdeveloped. As at April 30, 2003, 50 franchised single-brand stores were operating in Europe (outside Italy): 29 under the Divani & Divani by Natuzzi store sign (15 in Greece, 14 in Portugal) and 21 under the Natuzzi name (12 in France, 2 in Hungary and one in each of Switzerland, Cyprus, Slovenia, Croatia, Malta, Bosnia and Iceland). As at April 30, 2003, there were 11 directly owned stores in Europe (outside Italy): 5 in Switzerland and 6 in Spain.

     During 2000, the Company signed an agreement with the Roche Bobois Group to open a network of approximately 40 franchised stores in France within the following five years. As at April 30, 2002, twelve stores have been opened. In October 2001, the Group acquired Divania S.A. (recently renamed Natuzzi Iberica S.A.), the exclusive dealer for the Madrid area, in order to qualify and support the development of the Natuzzi chain in Spain. The Group's expansion plans in the Spanish market include a goal of having a total of 25 Natuzzi Stores throughout Spain by the end of 2003. In December 2001, the Group acquired 60% of Sofaworld AG, the exclusive dealer for German-speaking Switzerland. As of April 30, 2003, the Group has increased its ownership of Sofaworld AG to 80%, and had renamed it Natuzzi (Switzerland) AG/SA. The Group currently owns 5 Natuzzi Stores in Switzerland, and plans to further develop the chain in the Swiss market.

     Italy. In 2002, net sales of leather- and fabric-upholstered furniture in Italy increased 4.8% to (euro) 76.1 million, compared to (euro) 72.6 million in 2001.

     Since 1990, the Group has sold its leather-upholstered products within Italy principally through franchised Divani & Divani furniture stores (now Divani & Divani by Natuzzi). In April 1996, the Company inaugurated the first franchised Divani & Divani store selling both leather- and fabric-upholstered furniture, in Perignano (Tuscany). Since 1997, all the Divani & Divani stores in Italy have displayed both leather- and fabric-upholstered collections. As at April 30, 2003, 126 Divani & Divani by Natuzzi stores were located in Italy.

     Asia-Pacific. Overall sales in Asia-Pacific remained stable in 2002 as compared to 2001. In 2002 as compared to 2001, sales in the Group's main Asia-Pacific markets, Australia and Japan, increased by 9.4% and declined by 15.6%, respectively. The former was due to the opening of new stores and galleries, while the latter was mainly due to devaluation of the local currency. During 2002, the Group opened three new Natuzzi Stores in Australia, bringing the total to five stores (one in Queensland, two in New South Wales and two in Victoria), and five Natuzzi Galleries in David Jones department stores, also located in Australia. Sales in other strategic markets, such as Korea and New Zealand, increased in 2002 as compared to 2001 by 38.5% and 2.7%, respectively.

     The Group manages its Asia-Pacific sales through its Hong Kong subsidiary and through four agencies located in Australia, Japan, Korea and New Zealand.

     Customer Credit Management. The Group maintains an active credit management program. The Group evaluates the creditworthiness of its customers on a case-by-case basis according to each customer's credit history and information available to the Group. Throughout the world, the Group utilizes "open terms" in 75% of its sales and obtains credit insurance for 81% of this amount; 23% of the Group's remaining sales are commonly made to customers on a "cash against documents" and "cash on delivery" basis; and lastly 2% of the Group's sales are supported by a "letter of credit" or "payment in advance".

     Advertising. Advertising is made through all major media (print, radio, television and billboards). In 2002, total advertising expenses in Italy amounted to approximately 6% of Divani & Divani by Natuzzi's net sales to final consumers in Italy, while in other countries advertising expenses varied depending on the degree of market development in the country. The Company intends to increase its investments in advertising to support the Natuzzi brand.

                Italian Government's Investment Incentive Program

     Historically, the Group has derived benefits from the Italian Government's investment incentive program for under-industrialized regions in Southern Italy (the "Mezzogiorno Program"), which includes the area that serves as the center of the Group's operations. The Mezzogiorno Program provided tax benefits, capital grants and subsidized loans. In particular, a substantial portion of the Group's earnings before taxes and minority interest from 1993 to 2002 was derived from companies entitled to some extent to such tax exemptions. Three tax exemptions expired at the end of 1996, another tax exemption for a minor subsidiary expired in July 1997 and one tax exemption expired in January 2000. Five production subsidiaries are entitled to certain tax exemptions under the Mezzogiorno Program; four of these tax exemptions expired on September 14, 2002 and one will expire on December 31, 2003.

     In 1992, the Italian Parliament instructed the government to replace the Mezzogiorno Program with a new investment incentive program in favor of all under-industrialized regions of Italy. In 1993, the government confirmed the expiration of the Mezzogiorno Program by legislative decree and disclosed the broad outlines of the new program, to be defined by subsequent government resolutions. The Parliament has provided the government with certain funds to honor existing commitments under the Mezzogiorno Program relating to capital grants and subsidized loans. There can be no assurance, however, that the Group will be able to obtain all the capital grant or subsidy benefits to which it may be entitled under such Program.

     The government resolutions adopted thus far to implement the new investment incentive program state that companies making investments in the construction, enlargement, restructuring, conversion, reactivation or relocation of industrial plants may receive a grant based on the total cost of the project. The grant (calculated in terms of the Equivalente Sovvenzione Netto formula) will be approximately 40% of the investment cost for the Mezzogiorno areas in which Natuzzi currently operates and 10% of the investment cost for the Quarrata (Pistoia) area where Spagnesi is located. The program also provides for research and development benefits which may not exceed 60% of the investment cost (calculated in terms of the Equivalente Sovvenzione Lordo formula).

     In December, 1996, the Company and the "Contract Planning Service" of the Italian Ministry of the Budget signed a "Program Agreement" with respect to the "Natuzzi 2000 project". In connection with this project, the Group has planned a multi-faceted program of industrial investments for the production of upholstered furniture. Investments are projected to amount to approximately
(euro) 232.2 million. According to the agreement, the Italian Government will contribute (euro) 106.2 million. Receipt of the Italian Government's funds is contingent upon, among other things, the Group constructing facilities in accordance with certain specifications and maintaining a minimum number of employees. During 1997 the Group received under the aforementioned project capital grants of (euro) 27.1 million. Capital expenditures under the Natuzzi 2000 project amounted to approximately (euro) 70.8 million through December 31, 2002. The capital grants are secured by surety bonds issued by an Italian bank in the amount of (euro) 26.0 million. These surety bonds are unsecured and will expire when the Italian Ministry of Budget releases the final approvals of all investments made.

     Tax Benefits. The tax benefits available to qualifying companies under the Mezzogiorno Program are as follows:

- Ten-Year Exemption from the Corporate Income Tax. A company formed before December 31, 1993 to engage in new industrial activity in the Mezzogiorno, and whose registered office is in that area, is exempt from the 37% national corporate income tax (Imposta sui Redditi delle Persone Giuridiche or "IRPEG") for a period of ten years from the date of its incorporation. For fiscal years 2001 and 2002, the Italian corporate income tax rate decreased to 36%. On December 27, 2002, the Italian Parliament approved law 289 which reduces the IRPEG tax rate to 34% for fiscal years beginning on or after January 1, 2003.

- Ten-Year Exemption from Local Income Tax. Profits from industrial facilities established in the Mezzogiorno, irrespective of the location of the registered office of the company owning the facilities, that became suitable for operation prior to December 31, 1993 are exempt from the 16.2% local tax (Imposta Locale sui Redditi or "ILOR") for a period of ten years commencing from and including the taxable year in which taxable income generated by the facilities is first reported. As described below, for fiscal years beginning on or after January 1, 1998, IRAP replaced ILOR. Companies which were entitled to the full exemption for ILOR are now partially subject to IRAP. For purposes of IRAP, the taxable base is reduced by the amount which would have been exempt from ILOR.

- Exemption from Local Income Tax for Profits Reinvested in the Mezzogiorno. Under the Mezzogiorno Program, a company, irrespective of the location of its registered office, was entitled to an exemption from ILOR with respect to its taxable income for fiscal years ended prior to December 31, 1993 that was reinvested in the Mezzogiorno for the purpose of construction, expansion or re-establishment of industrial plants in that area. The exemption was applicable to the lesser of the amount of the investment or 100% of taxable income. The exemption may not be claimed on profits which already benefited from an exemption from ILOR. Projects were required to commence within one year of the date of the application for the exemption and to be completed within three years of such date. With respect to the Group, profits made and reinvested after December 31, 1992 will not be entitled to the exemption.

     During December 1997, the Italian Government approved two legislative decrees which introduced two new income tax schemes, one denominated IRAP and the other the "Dual Income Tax". The general guidelines regulating the new taxes are the following:

(a) For fiscal years beginning on or after January 1, 1998, IRAP replaced ILOR, net equity tax and other minor taxes. For the 1999 and 1998 fiscal years, the tax rate was 4.25%. Starting 2000, each Italian Region has the power to increase the rate by a maximum of 1%. In general, the taxable base is a form of gross profit determined by the difference between gross revenues (excluding interest and dividend income) and direct production costs (excluding labor costs, interest expenses and other financial costs);

(b) For fiscal years beginning on or after January 1, 1997, IRPEG was modified to introduce a dual income tax for the purpose of encouraging companies to use equity rather than debt finance. A first portion of the taxpayer's taxable income is calculated by applying an interest rate percentage (based on the return on government and private sector bonds) to the net increase in shareholders' equity of such taxpayer, subject to certain restrictions. This portion is subject to IRPEG at the reduced rate of 19%. The remaining profit will be subject to tax at the ordinary IRPEG tax rate (36% for 2002). The application of the provisions of the modified IRPEG had no significant effect on the Group's income taxes for 2002 and 2001;

(c) Under Italian investment incentive schemes for under-industrialized regions, certain of the Group's operating entities are currently entitled to enjoy a full exemption from IRPEG and a significant part of IRAP for ten years. A substantial portion of the Group's earnings in 2002, 2001, 2000 and 1999 are derived from companies entitled to some extent to the aforementioned exemptions, the majority of which expired in 2002.

     On December 23, 2000, the Italian Parliament approved Law 388, which introduced a tax credit allowance equal to 35% of new investments made from 2001 to 2006 for companies operating in under-industrialized areas. The allowance cannot be cumulated with benefits available under the Mezzogiorno Program. In 2002, two Italian companies belonging to the Group were entitled to such a tax credit allowance for a total of (euro) 11 million, due to new investments realized in year 2002. In 2003, the aforementioned tax credit will be equal to 85% of 35% of new investments made from 2003 to 2006.

     Capital Grants and Subsidized Loans. Under the Mezzogiorno Program, the Group also obtained capital grants which were generally equal to a percentage of the aggregate amount of its investment in the construction of new manufacturing facilities, or the improvement of existing facilities, in the Mezzogiorno. The percentage varied according to the size of the investment. In addition, the Mezzogiorno Program provided for the subsidization by the Italian Government of bank loans granted to the company in question to pay a portion of the interest on the loan, with the Italian Government obliged to pay the balance. The Group's repayment obligations under these subsidized loans have been secured by the fixed assets in which the proceeds of such loans were invested. See "-- Description of Properties". Although the new investment program also provides for grants based on a beneficiary's investment in the construction or improvement of manufacturing facilities, as discussed above, there can be no assurance that the benefits that will be available under this program will be as favorable as those available under the Mezzogiorno Program or that the Group will qualify for such benefits.

     In late 1996, the Italian Government entered into a "Program Agreement" with the Company in connection with the Natuzzi 2000 project, which was initiated in 1993 to plan for the future growth of the Group. The principal objectives were the consolidation and logistical improvement of the Group's manufacturing structure (which, at December 31, 2001, consisted of 41 facilities scattered over a radius of about 25 miles), as well as the gradual increase of the Group's production capacity to support its annual growth projections. The plan provided for a total investment of up to (euro) 295.2 million (of which (euro) 13.3 million were targeted to be used for research), and for an Italian Government contribution of up to (euro) 145.4 million. The Company has reviewed the proposed future investments to be made under the program, and submitted a revised plan to the Italian Government for approval. The proposal contemplated total investments of (euro) 273.4 million, reflecting the Group's intentions to focus on quality and efficiency controls. In August 2002, the Italian Government approved the proposal for total investments of (euro) 232.2 million, (euro)
106.2 million of which represent capital grants.

     From the initiation of the Natuzzi 2000 project through December 31, 2002, approximately (euro) 70.8 million has been spent in constructing and equipping new plants. Capital grants of (euro) 27.1 million were temporarily approved by the Italian Government in 1997 in relation to this project (at December 31, 2002, the Company had received (euro) 24.2 million in grants). These grants were paid in equal installments upon completion of each phase of the project. Payment is subject to satisfaction of certain conditions, including the completion of the facilities in accordance with certain specifications, as well as the employment of a minimum number of workers. See Item 5, "Operating and Financial Review and Prospects -- Liquidity and Capital Resources".

     In May 2003, the Italian Government nominated a Control Committee for the purpose of verifying whether the aforesaid investments meet all of the specifications required under the Program Agreement. The Company expects to receive the committee's final decision by the end of 2003.

                        Management of Exchange Rate Risk

     The Group is subject to a number of risks associated with the fluctuation in the exchange rates between the euro and other currencies, including in particular the U.S. dollar. In 2002, a significant portion of the Group's net sales, but only approximately 30% of its costs, was denominated in currencies other than euro. As a result, a decline in the value of such other currencies against the euro could have an adverse effect on the Group's results of operations.

                             Trademarks and Patents

     The Group's products are sold under the "Natuzzi", "Softaly", "Italsofa" and "Divani & Poltrone" names. These names and certain other trademarks, such as Divani & Divani by Natuzzi, have been registered as such in Italy, in the United States and elsewhere. In order to protect its investments in new product development, the Group has also undertaken a practice of registering certain new designs in most of the countries in which such designs are sold. The Group currently has more than 1,000 design patents and patents pending. Applications are made with respect to new product introductions which the Group believes will enjoy commercial success and have a high likelihood of being copied.

                          Non-United States Regulation

     The Company is incorporated under the laws of the Republic of Italy. The principal laws and regulations that apply to the operations of the Company -- those of Italy and the European Union -- are different from those of the United States. Such non-United States laws and regulations may be subject to varying interpretations or may be changed, and new laws and regulations may be adopted, from time to time. While management believes that the Group is currently in compliance in all material respects with such laws and regulations (including with respect to environmental matters), there can be no assurance that any subsequent official interpretation of such laws or regulations by the relevant governmental authorities that differs from that of the Company, or any such change or adoption, would not have an adverse effect on the results of operations of the Group or the rights of holders of the Ordinary Shares or the owners of the Company's ADSs. See "-- Environmental Regulatory Compliance", Item 10, "Additional Information -- Exchange Controls" and Item 10, "Additional Information -- Taxation".

                       Environmental Regulatory Compliance

     The Group operates a leather dyeing and finishing facility near Udine and a polyurethane foam production plant near Naples. The operation of each of these facilities is subject to both Italian governmental law and European Union regulations. The Group believes that it has operated and continues to operate these and other facilities in compliance with all applicable laws and regulations.

                                    Insurance

     The Group maintains insurance against a number of risks. The Group insures against loss or damage to its facilities, loss or damage to its products while in transit to customers, failure to recover receivables, certain potential environmental liabilities and product liability claims. While the Group does not cover 100% of these risks, management believes that the Group's present level of insurance is adequate in light of past experience.

                            Description of Properties

     The location, approximate size and function of the principal physical properties used by the Group as at April 30, 2003 are set forth below:

                                            Size
        Location                        (approximate
        --------                        square meters)       Function
                                        --------------       --------


Santeramo (Bari), Italy..........           27,000    Headquarters, manufacturing of wooden frames, showroom,
                                                      sewing and product assembly (Owned)

Matera La Martella, Italy........           38,000    Fabric cutting, sewing and product assembly (Owned)

Santeramo, Iesce (Bari), Italy...           29,000    Leather cutting, sewing and product assembly (Owned)

Pozzuolo del Friuli (Udine), Italy          13,584    Leather dyeing and finishing (Owned)

Matera, Iesce, Italy.............           12,500    Leather cutting, sewing and product assembly (Owned)

Qualiano (Naples), Italy.........           10,000    Polyurethane foam production (Owned)

Quarrata (Pistoia), Italy........            8,000    Office, leather cutting, sewing and product assembly
                                                      (Owned)

Altamura (Bari), Italy...........            9,900    Leather cutting, sewing and product assembly (Owned)

Montebello (Vicenza), Italy......            5,500    Leather warehouse (Leased)

Altamura (Bari), Italy...........            5,800    Leather cutting, sewing and product assembly (Owned)


Altamura (Bari), Italy...........            2,500    Employee training facility (Owned)

Ginosa (Ta), Italy...............           14,500    Leather cutting, sewing and product assembly (Owned)

Laterza (Ta), Italy..............           10,000    Leather cutting, sewing and product assembly (Owned)

Laterza (Ta), Italy..............           10,000    Leather warehouse, leather cutting (Owned)

Laterza (Ta), Italy..............           20,000    Finished products warehouse (Owned)

High Point, North Carolina, USA..           10,000    Office and showroom for Natuzzi Americas (Owned)

Baia Mare, Romania............              59,000    Leather cutting, sewing and product assembly,
                                                      manufacturing of wooden frames, Polyurethane foam shaping,
                                                      Fiberfill and down cushion production , saw mills, other
                                                      wooden product (Owned)

Shanghai, China..................           14,000    Leather cutting, sewing and product assembly (Leased)

                                            26,000    Leather cutting, sewing and product assembly,
Salvador (Bahia), Brazil........                      manufacturing of wooden frames, Polyurethane foam shaping,
                                                      Fiberfill and down cushion production  (Owned)


        The Group also currently leases six other properties. The Group believes that its production facilities are suitable for its production needs and are well maintained. Operations at all of the Group's production facilities are normally conducted Monday through Friday with two eight-hour shifts per day. In 2002, the Group continued to utilize subcontractors to meet demand.


                              Capital Expenditures

     The following table sets forth the Group's capital expenditures for each year in the three-year period ended December 31, 2002:

                                                                                Year ending December 31,
                                                                                   (millions of Euro)
                                                                            2002           2001          2000
                                                                            ----           ----          ----
Land and plants.......................................................     28.6           36.1          25.6
Equipment.............................................................     18.1           16.3           1.8
Other.................................................................     24.3           15.9           2.3


     Capital expenditures during the last three years were primarily made in the areas of construction and maintenance, as well as improvements to property, plant and equipment. In 2002, capital expenditures were primarily made to purchase land and build new factories in Laterza (Italy) and Baia Mare (Romania), as well as to make improvements at existing facilities in order to increase productivity and production capacity, which included the purchase of equipment. The increase in other expenditures was mainly due to the advance payment of (euro) 16.6 million towards the purchase of a new aircraft which is under construction.

                               Recent Developments

     In January 2003, the Company created a new company, Natuzzi Benelux SA/NV, which provides sales support services for the Group in Belgium, the Netherlands and Luxembourg.

     On May 7, 2003, the Company acquired Castlegate 170 Ltd., the ultimate parent company of the Kingdom of Leather group ("Kingdom of Leather Ltd."), a U.K. furniture chain specializing in upholstery. The acquisition, which included 15 stores located mainly in England, was partly designed to preserve a historical relationship dating back to 1987.

Item 5.  Operating and Financial Review and Prospects

     The following discussion of the Group's results of operations, liquidity and capital resources is based on information derived from the Company's audited Consolidated Financial Statements and the notes thereto included in Item 18 of this annual report. These financial statements have been prepared in accordance with Italian GAAP, which differ in certain respects from U.S. GAAP. For a discussion of the principal differences between Italian GAAP and U.S. GAAP as they relate to the Company's consolidated net earnings and shareholders' equity, see Note 26 to the Consolidated Financial Statements included in Item 18 of this annual report.

                          Critical Accounting Policies

     The Group's critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered in reviewing the Group's Consolidated Financial Statements and the notes thereto and the discussion below in "Results of Operations". The Group's significant accounting policies are described in Note 3 to the Consolidated Financial Statements included in Item 18 of this annual report. The Group's financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the Consolidated Financial Statements. In particular, the following policies involve assumptions and estimates that may affect our financial condition and results of operations.

     Forward Exchange Contracts. The Group enters into forward exchange contracts to manage its exposure to foreign currency risks. Under Italian GAAP the accounting for forward exchange contracts depends on their use as follows:

- Forward exchange contracts used to hedge accounts receivable are considered when remeasuring the related balance sheet item at the contract rate. Foreign exchange gains and losses from the remeasurement of the accounts receivable at contract rate are recorded within other income (expense), net, in the consolidated statements of earnings.

- Forward exchange contracts are used to hedge future sales if the sales are supported by sales orders and customer's indications of future purchases as of the balance sheet date which are confirmed by sales orders received within the earlier of four months after the year-end or the issuance of the consolidated financial statements. Unrealized gains and losses on these forward contracts are deferred.

- Unrealized gains and losses on forward exchange contracts not hedging any on- or off-balance sheet items are recorded in other income (expense), net, in the consolidated statements of earnings.

      Under U.S. GAAP the Company is not currently qualifying for hedge criteria under SFAS 133 (which established comprehensive accounting and reporting standards for derivative instruments and hedging activities). In particular, the Company does not formally document all relationships between its hedging instruments (forward exchange contracts known in Italian financial markets as domestic currency swaps) and its hedged items which includes linking all derivatives that are designated as foreign-currency hedges to specific accounts receivable on the balance sheet or to specific firm commitments or forecasted transactions. The Company also does not formally assess, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging its transactions are highly effective in offsetting changes in fair values of its hedged items. As a result under U.S. GAAP, at December 31, 2002 and 2001, the Company accounted for all its derivative financial instruments at their fair value and all its accounts receivable in foreign currency were remeasured at year end exchange rates. Therefore, at December 31, 2002, the Company recorded in the U.S. GAAP shareholders' equity and net earnings a gain of (euro) 2.7 million and (euro) 3.8 million, respectively (see Note 26 (c) to the Consolidated Financial Statements included in Item 18 of this annual report).

     Revenue Recognition. Under Italian GAAP, the Group recognizes sales revenue, and accrued costs associated with the sales revenue, at the time products are shipped from its manufacturing facilities located in Italy and abroad. Revenues are recognized when there is persuasive evidence of an arrangement to purchase the Company's goods, the price to the buyer has been fixed and determined, and the collection of the payment for the sale is reasonably assured. A significant part of the products are shipped from factories directly to customers under terms that risks and ownership are transferred to the customer when the customer takes possession of the goods. These terms are `delivered duty paid', `delivered duty unpaid', `delivered ex quay' and `delivered at customer factory'. Delivery to the customer generally occurs within one to six weeks from the time of shipment.

     Under U.S. GAAP, revenue should not be recognized until it is realized or realizable and earned, which is generally at the time delivery to the customer occurs and the risks of ownership pass to the customer. Accordingly, revenue recognition under Italian GAAP is at variance with U.S. GAAP. The principal effects of this variance is indicated in Note 26 (g) to the Consolidated Financial Statements included in Item 18 of this annual report.

     Revenues are recorded net of returns and discounts. Sales returns and discounts are estimated and provided for in the year of sales. Such allowances are made based on historical trends. The Company has the ability to make reasonable estimates of such allowances due to the large volumes of homogeneous transactions and historical experience. However, the reader should be cautioned that actual costs for returns and discounts may differ significantly from the Company's estimates if factors such as economic conditions, customer preferences or changes in product quality are different than the Company's assumptions.

     Allowance for Doubtful Accounts. Allowances for doubtful accounts are recorded based on the use of estimates and judgments regarding risk exposure and collectibility. The Group estimates losses for bad debt using consistent and appropriate methods under Italian GAAP. Changes to assumptions relating to these estimates could affect actual results. The reader should be cautioned that actual results may differ significantly from the Group's estimates if factors such as general economic conditions and the credit worthiness of its customers are different from the Group's assumptions.

                              Results of Operations

         Summary

     The following table sets forth certain income statement data expressed as a percentage of net sales for the years indicated:

                                                                                     Year Ended December 31,
                                                                              ---------------------------------------
                                                                                2002        2001          2000
                                                                              ----------  -----------  -------------
Net sales..................................................................     100.0%       100.0%        100.0%
Cost of sales..............................................................     64.3         66.2           61.9
Gross profit...............................................................     35.7         33.8           38.1
Selling expenses...........................................................     18.1         17.2           15.8
General and administrative expenses........................................      5.0          4.2            3.9
Operating income...........................................................     12.6         12.4           18.4
Other income (expense), net................................................      1.9          0.0           (3.1)
Income taxes...............................................................      3.1          2.8            3.7
Net earnings...............................................................     11.4          9.6           11.5

     See Item 4, "Information on the Company -- Markets", for tables setting forth the Group's net leather- and fabric-upholstered furniture sales and unit sales, which are broken down by geographic market, for the years ended December 31, 1998 through 2002.

     2002 Compared to 2001

     Net sales for 2002, including sales of leather- and fabric-upholstered furniture and other sales (principally polyurethane foam and leather sold to third parties, as well as accessories), increased 2.4% to (euro) 805.1 million compared to 2001.

     Net sales for 2002 of leather- and fabric-upholstered furniture increased 2.9% to (euro) 734.7 million compared to 2001. The increase was due to a 5.3% increase in units sold and a 0.7% increase resulting from a change in the mix of products sold, which more than offset a 3.1% decrease stemming from the appreciation of the euro against the U.S. dollar.

     Net leather- and fabric-upholstered furniture sales in 2002 reflected substantially the same geographic distribution as reported in 2001: Europe (44.4% in 2002, compared to 44.5% in 2001); Americas (49.9% in both 2002 and
2001); and the rest of the world (5.7% in 2002, compared to 5.6% in 2001).

     Net sales for 2002 of leather-upholstered furniture decreased 0.1% to
(euro) 623.7 million compared to 2001, while net sales for 2002 of fabric-upholstered furniture increased 23.9% to (euro) 111.0 million compared to 2001.

     In the Americas, net sales for 2002 of leather- and fabric-upholstered furniture increased 2.8% to (euro) 366.4 million compared to 2001. In Europe, net sales for 2002 of leather- and fabric-upholstered furniture increased 2.7% to (euro) 326.5 million compared to 2001. In the rest of the world, net sales for 2002 of leather- and fabric-upholstered furniture increased 5.3% to (euro)
41.8 million compared to 2001.

     Net sales for 2002 of Natuzzi-branded furniture decreased 7.2% to (euro)
609.4 million compared to 2001. During the same period, net sales of Italsofa furniture increased 119.8% to (euro) 125.3 million compared to 2001. Total net sales of Divani & Divani by Natuzzi and Natuzzi Stores increased 15.2% in 2002 to (euro) 96.2 million compared to 2001.

     In 2002, total seats sold increased 5.3% to 3,027,658 from 2,876,258 sold in 2001. The increase was due to an increase of 14.2% in the Americas (1,572,879 seats) and a 0.4% increase in the rest of the world (excluding Europe) (176,483 seats), which more than offset a 3.4% decrease in Europe (1,278,296 seats).

     The performance in some European countries in 2002 was strong: France (+19.4%), Ireland (+21.0%), Sweden (+16.3%), Greece (+9.9%) and the United
Kingdom (+5.4%). However, the performance in other countries was disappointing:
Germany (-8.8%), Belgium (-19.0%), the Netherlands (-29.6%), Austria (-21.6%) and Portugal (-10.1%).

     Seats sold in the United States and Canada in 2002 increased 15.7% and 0.8%, respectively. Growth in the United States was mainly the result of the growing success of the Group's promotional brand, Italsofa.

     In the rest of the world, seats sold increased from 175,704 in 2001 to 176,483 in 2002. The rise included an increase in Australia (+1.8%), Korea (+65.3%), the United Arab Emirates (+81.7%) and Taiwan (+15.6%). This increase was partially offset by declines in Japan (-9.0%), Israel (-7.4%), New Zealand (-13.2%) and China (-5.6%).

     In 2002, total leather-upholstered seats sold increased 0.9% to 2,433,509 from 2,410,630 seats sold in 2001, while total fabric-upholstered seats sold increased 27.6% to 594,149 from 465,628 seats sold in 2001.

     The Natuzzi brand sold 2,313,186 seats in 2002, 10.0% less than in 2001, while sales of Italsofa seats increased 133.1% to 714,472 compared to 2001.

     Other net sales decreased 2.4% to (euro) 70.4 million compared to 2001.

     Cost of goods sold as a percentage of net sales decreased from 66.2% in 2001 to 64.3% in 2002. This decrease was principally due to a decrease of approximately 14% in the cost of leather, expressed at constant exchange rates. The prices of other principal raw materials, such as polyurethane foam, polyester fibers and chemicals remained substantially unchanged.

     The Group's gross profit increased 8.2% in 2002 to (euro) 287.7 million compared to 2001, as a result of the factors described above.

     Selling expenses for 2002 increased 7.9% to (euro) 145.4 million compared to 2001, and as a percentage of net sales increased from 17.2% in 2001 to 18.1% in 2002, mainly due to higher marketing expenses and exhibition costs. This increase was partially offset by lower transportation costs.

     General and administrative expenses for 2002 increased 20.9% to (euro) 40.5 million compared to 2001, and as a percentage of net sales increased from 4.2% in 2001 to 5.0% in 2002, mainly due to higher headcounts and to the Group's expansion of activities internationally, which have required the incurrence of greater business travel expenses.

     Operating income for 2002 increased 4.2% to (euro) 101.8 million compared to 2001.

     Other income (expense), net increased to (euro) 14.5 million in 2002 from a negative (euro) 0.2 million in 2001. Net interest income in 2002 was (euro) 1.5 million, compared to (euro) 2.3 million in 2001.

     Foreign exchange transactions, which are included in other income (expense), net, resulted in a gain of (euro) 9.3 million in 2002, compared to a loss of (euro) 6.1 million in 2001. The gain in 2002 was mainly due to the following:

-    An actual gain of (euro) 10.9 million in 2002 (compared to a loss of (euro)
     12.2 million in 2001), due to the difference between the forward rate of the domestic currency swaps used to protect against any potential unfavorable effect of the foreign currency at which the company sets its price list and the spot rate at which the domestic currency swaps were closed;

-    An actual loss of (euro) 8.8 million in 2002 (compared to a loss of (euro)
     1.5 million in 2001), from the difference between the invoice exchange rate and the collection/payment exchange rate;
- An unrealized loss of (euro) 0.6 million (compared to nil in 2001) recorded in the consolidated statement of earnings from the conversion of non-euro financial statements of the Company's subsidiaries;

- An unrealized gain of(euro)5.8 million in 2002 (compared to an unrealized gain of(euro)8.5 million in 2001) on accounts receivable and payable; and
- An unrealized gain of(euro)2.0 million in 2002 (compared to an unrealized loss of(euro)0.9 million in 2001), from the mark-to-market of domestic currency swaps.

     The Group also recorded other income in 2002 of (euro) 3.7 million compared to (euro) 3.6 million reported in 2001.

     The Group's effective income tax rate for 2002 was 21.5%, compared to 22.5% in 2001. The lower rate was due to a greater portion of consolidated pre-tax earnings received from member companies that are entitled to tax exemptions.

     Net earnings increased from (euro) 75.6 million in 2001 to (euro) 91.4 million in 2002. On a per Ordinary Share, or ADS basis, net earnings increased from (euro) 1.37 in 2001 to (euro) 1.67 in 2002. As a percentage of net sales, net earnings increased from 9.6% in 2001 to 11.4% in 2002.

     As disclosed in Note 26 to the Consolidated Financial Statements included in Item 18 of this annual report, established accounting principles in Italy vary in certain significant respects from generally accepted accounting principles in the United States. Net earnings under U.S. GAAP for the years ended December 31, 2002, 2001 and 2000 would have been (euro) 92.0 million,
(euro) 71.1 million and (euro) 81.7 million, respectively, compared to net earnings under Italian GAAP for the same periods of (euro) 91.4 million, (euro)
75.6 million and (euro) 79.2 million, respectively.

     2001 Compared to 2000

     Net sales for 2001, including sales of leather- and fabric-upholstered furniture and other sales (principally polyurethane foam and leather sold to third parties, as well as accessories), increased 14.2% to (euro) 786.1 million compared to 2000.

     Net sales for 2001 of leather- and fabric-upholstered furniture increased 13.5% to (euro) 714.0 million compared to 2000. The increase was due to an 11.6% increase in unit sales, a 1.2% increase stemming from the devaluation of the euro against the U.S. dollar, and a 0.7% increase resulting from a change in the mix of products sold.

     Net leather- and fabric-upholstered furniture sales in Europe (including Italy) represented 44.5% of net upholstered furniture sales in 2001, compared to 43.3% in 2000; the Americas (mainly the U.S.) represented 49.9%, in 2001, compared to 50.7% in 2000; and the rest of the world represented 5.6% in 2001, compared to 6.1% in 2000.

     Net sales for 2001 of leather-upholstered furniture increased 11.6% to
(euro) 624.4 million compared to 2000, while net sales for 2001 of fabric-upholstered furniture increased 28.8% to (euro) 89.6 million compared to 2000.

     In the Americas, net sales for 2001 of leather- and fabric-upholstered furniture increased 11.8% to (euro) 356.4 million compared to 2000. In Europe, net sales for 2001 of leather- and fabric-upholstered furniture increased 16.7% to (euro) 317.9 million compared to 2000. In the rest of the world, net sales for 2001 of leather- and fabric-upholstered furniture increased 3.9% to (euro)
39.7 million compared to 2000.

     In 2001, total seats sold increased 11.6% to 2,876,258 from 2,577,323 sold in 2000. The increase was due to an increase of 12.0% in the Americas (1,376,818 seats), an 11.3% increase in Europe (1,323,736 seats) and a 10.4% increase in the rest of the world (175,704 seats).

     The performance in some European countries in 2001 was strong: Ireland (+142.3%), France (+50.5%), Sweden (+27.8%), Spain (+20.8%), and the United
Kingdom (+15.1%). Smaller increases were achieved in primary markets like Germany (4.5%), Holland (+5.7%) and Italy (+1.8%). Lower sales were achieved in Austria and Belgium. The marked revenue increase in France, one of Europe's largest furniture markets, were due, in part, to the Company's partnership with the Roche Bobois Group, which opened four new Natuzzi Stores during 2001.

     Seats sold in the United States and Canada in 2001 increased 7.9% and 68.5%, respectively. Growth in the United States was mainly the result of the success of the Group's SoFast production program and the launch of the Group's new promotional brand, Italsofa.

     In the rest of the world, seats sold increased from 159,175 in 2000 to 175,704 in 2001. The increase included an increase in Singapore (+69.7%) and New Zealand (+48.1%). This increase was partially offset by a decline in Japan (4.7%) .

     In 2001, total leather-upholstered seats sold increased 8.8% to 2,410,630 from 2,216,522 seats sold in 2000, while total fabric-upholstered seats sold increased 29.1% to 465,628 from 360,801 seats sold in 2000.

     Other net sales increased 21.8% to (euro) 72.1 million compared to 2000.

     Cost of goods sold as a percentage of net sales increased from 61.9% in 2000 to 66.2% in 2001. This increase was principally due to an increase of approximately 19.0% in the cost of leather, expressed at constant exchange rates, as well as a general increase in other raw materials prices such as polyurethane foam, polyester fibers and chemicals. The significant increase in leather prices was mainly a consequence of "mad cow" disease, which resulted in a dramatic reduction in the consumption of beef; the number of cattle slaughtered for meat consumption dictates the availability of leather, which is used in the production of numerous consumer goods. The rise in the Group's cost of goods sold was also due to inefficiencies stemming from the start-up of new plants in Brazil, China and Italy, where most of the workers were new and inexperienced.

     The Group's gross profit increased 1.5% in 2001 to (euro) 266.0 million compared to 2000, as a result of the factors described above.

     Selling expenses for 2001 increased 23.7% to (euro) 134.8 million compared to 2000, and as a percentage of net sales increased from 15.8% in 2000 to 17.2% in 2001, mainly due to higher marketing expenses and transportation costs. The latter increase reflects principally a general rise in marine transport prices during 2001.

     General and administrative expenses for 2001 increased 25.4% to (euro) 33.5 million compared to 2000, and as a percentage of net sales increased from 3.9% in 2000 to 4.2% in 2001.

     Operating income for 2001 decreased 22.8% to (euro) 97.7 million compared to 2000.

     Other income (expense), net increased to a negative (euro) 0.2 million in 2001 from a negative (euro) 21.8 million in 2000. Net interest income in 2001 was (euro) 2.3 million, compared to (euro) 6.1 million in 2000.

     Foreign exchange transactions, which are included in other income (expense), net, resulted in a loss of (euro) 6.1 million in 2001, compared to a loss of (euro) 28.3 million in 2000. The loss in 2001 was mainly due to the following:

-    An actual loss of (euro) 12.2 million in 2001 (compared to a loss of (euro)
     32.2 million in 2000), due to the difference between the forward rate of the domestic currency swaps used to protect against any potential unfavorable effect of the foreign currency at which the company sets it price list and the spot rate at which the domestic currency swaps were closed;

-    An actual loss of (euro) 1.5 million in 2001 (compared to a gain of (euro)
     5.1 million in 2000), from the difference between the invoice exchange rate and the collection/payment exchange rate;

- An unrealized gain of(euro)8.5 million in 2001 (compared to an unrealized loss of(euro)3.3 million in 2000) on accounts receivable and payable; and

- An unrealized loss of(euro)0.9 million in 2001 (compared to an unrealized gain of(euro)2.1 million in 2000), from the mark-to-market of domestic currency swaps.


     The Group also recorded other income in 2001 of (euro) 3.6 million compared to (euro) 0.4 million reported in 2000. This substantial increase was mainly due to (euro) 2.3 million in employment incentives granted by regional governments in the countries in which the Group operates. These grants were related to hiring full-time employees and included subsidies of up to 100% of the cost of training courses for these employees as well as temporary workers.

     The Group's effective income tax rate for 2001 was 22.5%, compared to 24.3% in 2000. The lower rate was due to a greater portion of the consolidated pre-tax earnings received from member companies that are entitled to tax exemptions, as well as tax deductions related to investment incentives granted by the Italian Government.

     Net earnings decreased from (euro) 79.2 million in 2000 to (euro) 75.6 million in 2001. On a per Ordinary Share, or ADS basis, net earnings decreased from (euro) 1.39 in 2000 to (euro) 1.37 in 2001. As a percentage of net sales, net earnings decreased from 11.5% in 2000 to 9.6% in 2001.

     As disclosed in Note 26 to the Consolidated Financial Statements included in Item 18 of this annual report, established accounting principles in the Italy vary in certain significant respects from generally accepted accounting principles in the United States. Net earnings under U.S. GAAP for the years ended December 31, 2001, 2000 and 1999 would have been (euro) 71.1 million,
(euro) 81.7 million and (euro) 79.4 million, respectively, compared to net earnings under Italian GAAP for the same periods of (euro) 75.6 million, (euro)
79.2 million and 82.4 million, respectively.

     Effect of Inflation

     Management believes that the impact of inflation was not material to the Group's net sales or operating income in the three years ended December 31, 2002.

                         Liquidity and Capital Resources

     Cash flows from operations were (euro) 97.6 million in 2002, compared to
(euro) 75.7 million in 2001. The increase resulted principally from higher net earnings and improvements in the management of accounts payables, other assets and inventories which more than offset the increase in receivables.

     Cash used for investing activities in 2002 totaled (euro) 58.5 million versus (euro) 68.3 million in the previous year. Capital expenditures were
(euro) 68.7 million and (euro) 69.1 million in 2002 and 2001, respectively. In 2002, the Group received capital grants of (euro) 10.0 million through the Italian Government's Investment Incentive Program, which provided capital grants equal to a percentage of the aggregate investment made by the Group in the construction of new manufacturing facilities, or in the improvement of existing facilities, in designated areas of the country. In 2002, the Group made the final investments in its factory in Laterza (Italy), and continued to invest in Salvador de Bahia (Brazil) and Baia Mare (Romania). Other investments were made to increase overall efficiency and productivity. To facilitate management's travels, the Group made an advance payment of (euro) 16.6 million towards the purchase of a new aircraft which is under construction.

     Cash used for financing activities in 2002 totaled (euro) 149.3 million versus cash provided by financing activities of (euro) 105.5 million in the previous year. In 2002 net cash from financing activities was negatively affected by the reimbursement of short-term borrowings of (euro) 134.3 million. Dividends paid to shareholders were (euro) 15.7 million and (euro) 15.9 million in 2002 and 2001, respectively. In 2002, the Group did not purchase treasury shares, while in 2001 it spent (euro) 14.6 million in connection with the Company's repurchase program, which has now expired.

     As at December 31, 2002, the Group had available credit facilities totaling
(euro) 171.9 million. The unused portion of these facilities amounted to approximately (euro) 171.8 million (see Note 11 to the Consolidated Financial Statements included in Item 18 of this annual report). The Group's long-term debt represented less than 1% of shareholders' equity at December 31, 2002 and 2001 (see Note 16 to the Consolidated Financial Statements included in Item 18 of this annual report).

     Management believes that the Group's working capital is sufficient for its present requirements. The Company's principal source of funds is expected to be cash flows generated from operating activities, cash on hand and amounts available under its credit facilities. The Company's principal use of funds is expected to be the payment of operating expenses, working capital requirements and capital expenditures.


               Contractual Obligations and Commercial Commitments

     The following tables set forth the contractual obligations and commercial commitments of the Group as at December 31, 2002:


                                                         Payments Due by Period (in euro thousands)
                                                                 Less than                                After 5
Contractual Obligations                            Total         1 year       1-3 years     4-5 years     years
                                                   -----         ---------    ---------     ---------     --------
Long-Term Debt                                     5,011          1,437         1,408           389       1,777
Capital Lease Obligations                            -              -             -             -            -
Operating Leases(1)                                7,168          5,006         1,347           624         191
Unconditional Purchase Obligations                   -              -             -             -            -
Other Long-Term Obligations                          -              -             -             -            -
                                            ------------- -------------- ------------- ------------- -----------
Total Contractual Cash Obligations                12,179          6,443         2,755         1,013       1,968

---------
(1)  The leases relate to the leasing by several companies of the Group of manufacturing facilities under cancelable lease agreements.


                                              Amount of Commitment Expiration Per Period (in euro thousands)

                                              Total      Less than                                    After
Other Commercial Commitments                 Amounts       1 year      1-3 years     4-5 years        5 years
                                            Committed
                                            ---------    ----------    ---------     ---------       --------
Lines of Credit                                200           200            -             -              -
Standby Letters of Credit(1)                 4,408         4,408            -             -              -
Guarantees(2)                               26,041        26,041(2)         -             -              -
Standby Repurchase Obligations                   -             -            -             -              -
Other Commercial Commitments                     -             -            -             -              -
                                          --------      ---------     --------      -------        -------
Total Commercial Commitments                30,649        30,649            -             -              -
---------

(1) The letters of credit are primarily issued by the Company in support of purchases of materials from suppliers.

(2) The guarantees are primarily comprised of surety bonds provided by certain financial institutions in connection with the Natuzzi 2000 project. The Company, in turn, directly provides guarantees in an equivalent amount to such financial institutions. The surety bonds will expire when the Italian Ministry of Budget releases the final approvals of all investments already made in connection with the Natuzzi 2000 project.




                           Related Party Transactions

     Please refer to Item 7, "Major Shareholders and Related Party Transactions" of this annual report.

                            Introduction of the Euro

     The euro was adopted in Italy and in ten other member states of the European Union on January 1, 1999. Management believes that the introduction of the euro has had no significant competitive impact on the Group.

     The Company used the lira and euro for non-cash transactions through February 28, 2002 (the last day in which the lira was legal tender in Italy). Beginning March 1, 2002, the Company has conducted all cash and non-cash transactions in euro. The Company began preparing financial statements in euro commencing with the financial statements for fiscal year 2002.

     The introduction of the euro has eliminated the currency risk that the Group experienced with respect to sales in currencies of member states of the European Union that are participating in the third stage of EMU. See Item 11, "Quantitative and Qualitative Disclosures About Market Risk".

                            Research and Development

     Research and development is a strategic activity for the Group. The Group's research and development efforts are concentrated on the design of new products and on improvements to the manufacturing process. See Item 4, "Information on the Company -- Manufacturing" and Item 4, "Information on the Company -- Products and Design". During 2002, the Group's investment in research and development activities was approximately (euro) 8 million. Approximately 140 highly qualified people work in these activities, and more than 100 new products are generally introduced each year.

     In September 2001, the Company opened a new design center in the province of Milan where experienced craftsmen develop and test the highest range of models.

     Following the "ISO 9001", in November 2001 Natuzzi obtained the "ISO 14001" certification that underlines the Company attention towards the environment. Natuzzi's tannery is certified as well.

              New Accounting Standards under Italian and U.S. GAAP


     Italian GAAP. In January 2002, the Italian Accounting Profession approved an accounting standard on interim financial statements. The Company has adopted this new standard.

     U.S. GAAP. The new accounting standards under US GAAP are outlined below:


     SFAS No. 143:

     In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, Accounting for Asset Retirement Obligations (SFAS No. 143). SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Company also records a corresponding asset which is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS No. 143 on January 1, 2003. Application of this statement will not have a significant impact on the consolidated financial statements of the Company.

     SFAS No. 145:

     In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 amends existing guidance on reporting gains and losses on the extinguishment of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. SFAS No. 145 also amends SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of the Statement related to the rescission of Statement No. 4 is applied in fiscal years beginning after May 15, 2002. Earlier application of these provisions is encouraged. The provisions of the Statement related to Statement No. 13 were effective for transactions occurring after May 15, 2002, with early application encouraged. The adoption of SFAS No. 145 will not have a material effect on the consolidated financial statements of the Company.

     SFAS No. 146:

     In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of SFAS No. 146 is not expected to have a material effect on the consolidated financial statements of the Company.

     SFAS No. 148:

     In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No.
123. This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002. The Company does not have any impact due to the issuance of this statement, as it does not have any stock options outstanding as of December 31, 2002.

     SFAS No. 149:

     In April 2003, the FASB issued SFAS No. 149, Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. Adoption of SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. Adoption of SFAS No. 149 will not have a material impact on the consolidated financial statements of the Company.


     SFAS No. 150:

     On May 15, 2003, the FASB issued Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. The Statements requires issuers to classify as liabilities (or assets in some circumstance) three classes of freestanding financial instruments that embody obligations for their issuer.

     Generally the Statement is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The Company will adopt the provisions of the Statement on July 1, 2003. The adoption of SFAS No. 150 will not have a material impact on the consolidated financial statements of the Company.

     FASB interpretation No. 45:

     In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Company's financial statements. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002 and the adoption of No. 145 Interpretation does not have any impact on recognition of liabilities and any material impact on the disclosures.

     FASB interpretation No. 46:

     In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities (VIE), an interpretation of ARB No. 51. This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. For nonpublic enterprises, such as the Company, with a variable interest in a variable interest entity created before February 1, 2003, the Interpretation is applied to the enterprise no later than the end of the first annual reporting period beginning after June 15, 2003. The application of this Interpretation is not expected to have a material effect on the consolidated financial statements of the Company. The Interpretation requires certain disclosures in financial statements issued after January 31, 2003 if it is reasonably possible that the Company will consolidate or disclose information about variable interest entities when the Interpretation becomes effective. The Company does not believe that it has any VIE for consolidation.

Item 6.  Directors, Senior Management and Employees

     The directors, executive officers and officers of the Company at June 23, 2003 were as follows:

      Name                                               Age    Position with the Company
      ----                                               ---    -------------------------

      Pasquale Natuzzi                                   63     Chief Executive Officer, Chairman of the Board of Directors
      Giuseppe Desantis                                  41     General Manager*, Vice Chairman of the Board of Directors
      Giambattista Massaro                               41     General Manager of Purchasing, Logistics and Overseas
                                                                Operations*, Director on the Board of Directors
      Gianluca Monteleone                                36     Marketing Director*, Director on the Board of Directors
      Giuseppe Russo Corvace                             53     Managing Director of the Board of Directors for Accounting and
                                                                Finance
      Armando Branchini                                  58     Outside Director
      Stelio Campanale                                   41     Outside Director
      Claudio Dematte                                    60     Outside Director
      Pietro Gennaro                                     81     Outside Director
      Enrico Vitali                                      42     Outside Director
      Enrico Carta                                       55     Human Resources Director*
      Giovanni Costantino                                40     Research and Development, Industrialization and
                                                                Quality Director*
      Steve Adams                                        38     Retail Director of Kingdom of Leather Ltd.
      Steve Bailey                                       46     Marketing Manager of Natuzzi Americas
      Anna Beccari                                       47     Consumer Communication Manager
      Antonello Bracalello                               38     Southwest Europe and Asia-Pacific Sales and Marketing Director
      Amedeo Buzzacchino                                 51     Provider Planning Manager
      Giuseppe Catalano                                  36     Legal Affairs Manager
      Francesco Cornacchia                               39     Production Manager of Italsofa Bahia Ltd.
      Nicola Coropulis                                   37     Southwest Europe and Asia-Pacific Sales Operations &
                                                                Development Manager



      Vito Dagostino                                     39     Purchasing Director
      Gaetano De Cataldo                                 39     Executive Vice President of Natuzzi Americas
      Nicola Dell'Edera                                  41     Finance Director
      Gaetano Del Re                                     56     Production Engineering Manager
      Michele D'Ercole                                   41     Managing Director of Natco
      Michele Diliberto                                  48     U.K. and Ireland Country Manager
      Luca Finzi                                         39     Retail Design and Engineering Manager
      Giuseppe Firrao                                    45     Trade Communication Manager
      Carl Grierson                                      36     General Manager for Buying, Merchandising and
                                                                Logistics for Kingdom of Leather, Ltd.
      Sylvain Grise                                      40     Spain and Portugal Country Manager
      Lars Hovang                                        36     Northeast Europe, Middle East and Africa Marketing Manager
      Cesare Laberinti                                   70     Chairman and Managing Director of I.M.P.E. S.p.A.
      Valeria Lanzilotta                                 37     Sales Manager of Asia-Pacific
      Giuseppe Nicola Lassandro                          50     Information Systems Director
      Bo Lippert-Larsen                                  41     Nordic Region Country Manager
      Stefano Lorizio                                    57     Production Director
      Guglielmo Lo Savio                                 57     Exhibition Manager
      Loredana Mariani                                   41     Southwest Europe and Asia-Pacific Marketing Manager
      Nicola Masotina                                    44     Italy Retail Country Manager
      Jan Mentens                                        36     Belgium Country Manager
      Giovanni Mercadante                                46     Accounting Director
      Ottavio Milano                                     37     Control and Internal Auditing Manager
      Anna Maria Natuzzi                                 38     Europe Product Manager
      Annunziata Natuzzi                                 39     Internal Relations and Overseas Human Resources Manager
      Filippo Vito Petrera                               39     Quality Manager
      John Phillips                                      55     Executive Vice President of Sales of Natuzzi Americas
      Salvatore Ragazzo                                  37     Managing Director of Spagnesi
      Enrico Raggi De Marini                             40     Northeast Europe, Middle East and Africa Sales and
                                                                Marketing Director
      Stefano Sette                                      35     USA Product Manager
      Giuseppe Vito Stano                                43     Sales Administration Director
      Fredrick Starr                                     71     President and Chief Executive Officer of Natuzzi Americas
      Francesco Stasolla                                 37     Managing Director of Italsofa Romania S.r.l.
      Richard Tan                                        43     Chairman and Chief Executive Officer of Italsofa
                                                                Shanghai Co. Ltd.
      Giuseppe Trevissoi                                 41     Logistics Director
      Emanuele Valente                                   53     Transportation Manager
      Giacomo Ventolone                                  36     Public Relations Manager
      Antonio Ventricelli                                49     Production Manager and Director of Italsofa Shanghai Co. Ltd.
      Fernando R. Vitale                                 37     Managing Director of Italsofa Bahia Ltd.
      Luigi Vitolo                                       57     Industrialization Manager
      Steve Winetroube                                   47     Managing Director of Kingdom of Leather Ltd.
      Rino Zinco                                         48     Switzerland Country Manager


---------
     * Management serving on the Executive Committee.



     Pasquale Natuzzi, who serves as Chief Executive Officer, founded the Company in 1959 and has since acted as its principal executive officer. Mr. Natuzzi held the title of Sole Director of the Company from its incorporation in 1972 until 1991, when he became the Chairman of the Board of Directors.

     Giuseppe Desantis is General Manager, Vice Chairman of the Board of Directors, and also acts the Company's principal financial officer. He became Vice Chairman of the Company in 1991. From 1988 to 1991, he was Assistant to Mr. Natuzzi. In 1987, he managed the Company's pricing and costing department. From 1984, when he joined the Company, to 1986 he worked in the Company's accounting department. He was previously an accountant at Smay Srl, a children's knitwear company.

     Giambattista Massaro is General Manager of Purchasing, Logistics and Overseas Operations and member of the Board of Directors. From 1992 to 1993 he was assistant to Mr. Natuzzi and from 1990 to 1992 he was Pricing and Costs Manager. He joined the Company in 1987 as a buyer.

     Gianluca Monteleone is Marketing Director and member of the Board of Directors. He joined the Company and became a Director in 1999. He was previously a brand manager at Johnson & Johnson, Italy and Marketing Manager at Sara Lee International.

     Giuseppe Russo Corvace acts as Managing Director of the Board of Directors for Accounting and Finance. He is a partner of Vitali, Romagnoli, Piccardi e Associati (formerly Tremonti e Associati), a law and tax consulting firm serving the Company and other major domestic and multinational companies. He has also served as a consultant to non-profit organizations. He serves as member of the Board of Auditors of a number of other Italian companies. He is delegated by the Board to supervise all activities related to domestic and international tax issues.

     Armando Branchini has been an Outside Director of the Company since 2001. He founded InterCorporate - Strategie e Impresa, a consultancy firm specialized in business strategies and strategic marketing. He is a professor of Strategic Marketing of Luxury Goods at the IULM University in Milan. From 1973 through 1987, he was responsible for establishing and implementing a marketing program aimed at supporting the entrance and development of Italian fashion in principal international markets.

     Stelio Campanale is an Outside Director of the Company and has been a member of the Board of Directors since 1991. He was Legal Counsel of the Company from 1991 to 1997, and then served as a consultant of the Company. He was previously a senior consultant at Praxi S.p.A., a corporate consulting company, from 1988 to 1990.

     Claudio Dematte became an Outside Director of the Company in 1998. He is a professor at Ca' Foscari (University of Venice) and at Bocconi University of Milan, and Chairman of SDA Bocconi, School of Management of Bocconi University. He is Chairman of the Board of Directors of Trento and Bolzano Bank and Chairman of the Board of Directors of Carime Bank. In addition, he is member of the boards of Winterthur Group, Laterza, DS Data System and Art'e. From February 1998 to February 2001, he was Chairman of Ferrovie dello Stato (National Railways) and, from July 1993 to June 1994, Chairman of RAI (the national TV and Radio broadcasting company). He was consultant to various companies and to the United Nations Development Program. Author of large number of publications, he also writes on current topics in the major Italian economic journals, and he is Publishing Director of Economia & Management, the scientific business review of SDA Bocconi University.

     Pietro Gennaro has been an Outside Director of the Company since 1993. He is the founder of Gennaro-Boston Associati, an Italian management consulting firm that is a subsidiary of the Boston Consulting Group. He is currently a professor at the University of Pavia and at ISTUD, a senior management business school. Mr. Gennaro is also a management consultant to major companies in Italy, serving as Chief Executive Officer of PGA - Strategia e Organizzazione, a management consultancy. Previously, he has also served as President of Waste Management Italia.

     Enrico Vitali has been an Outside Director of the Company since 1994. He is a Certified Public Accountant and a partner of Vitali, Romagnoli, Piccardi e Associati (formerly Tremonti e Associati), a law and tax consulting firm serving the Company and other major domestic and multinational companies. Mr. Vitali also serves as a member of the Boards of Statutory Auditors and the Boards of Directors of a number of other Italian companies.

     Enrico Carta joined the Company in February 2002 as Human Resources Director. He has served as a human resources manager over several years for some of the most important Italian industrial and consulting firms.

     Giovanni Costantino has served as Research and Development, Industrialization and Quality Director since 1999. He was previously a consultant for furnishings and was in charge of developing the Company's "Decorator" program.

     Steve Adams joined Kingdom of Leather Ltd. in 2001 as Retail Director, with extensive experience in U.K. furniture retailing. He previously held senior operational roles within major retailers such as Homestyle, Homebase and Texas Homestyle, and also worked in retail management with MFI.

     Steve Bailey is Marketing Manager of Natuzzi Americas. He joined the Company in October 2000. Prior to that, he was Director of Retail Advertising at Bassett Furniture.

     Anna Beccari is Consumer Communication Manager. She joined the Company in June 2002. She previously worked at Leo Burnett Italia for 20 years, most recently as Client Service Director, working with clients as Coca Cola Italia, Ariston Europe, Gordon's Gin Pampero Rum, Johnnie Walker and several banks.

     Antonello Bracalello is Southwest Europe & Asia-Pacific Sales and Marketing Director. He joined the Company in September 2001. Previously, he was Sales Manager for both Blu S.p.A., a telecommunications company, and Computer Discount, a company specializing in retail PC sales in Italy.

     Amedeo Buzzacchino is Provider Planning Manager. He joined the Company in January 1988 as an employee in the Logistics Department.

     Giuseppe Catalano is Legal Affairs Manager. He joined Natuzzi in September 2000. Previously, he worked for 4 years as a lawyer in private practice and for 5 years at Sanpaolo IMI Banking Group in Luxembourg and Milan.

     Francesco Cornacchia is Production Manager of Italsofa Bahia Ltd., the Company's Brazilian subsidiary. He started in Natuzzi in 1992 as an employee in the Logistics Department. In 1999, he managed the Production Administration in one of the Italian factories.

     Nicola Coropulis is Southwest Europe & Asia-Pacific Sales Operations and Development Manager. He joined the Company in 1992 as an employee in the Sales Administration Department.

     Vito Dagostino is Purchasing Director. He is also Chairman of the Romanian subsidiary, Italsofa Romania S.r.l. He joined the Company in 1988 and has previously served as a buyer.

     Gaetano De Cataldo is Executive Vice President of Natuzzi Americas. He previously served the Company as Sales Manager for Latin America. From 1995 to 1997, he was International Franchisee Operations Manager, and from 1993 to 1995 he was Assistant Sales Administration Manager. He joined the Company in 1990 as a customer service representative.

     Nicola Dell'Edera is Finance Director. He joined the Company in 1999. From 1997 to 1999, he was head of the Financial Analysis Department in the New York branch of Banca di Roma, an Italian bank. He previously worked in Banca di Roma's branches in Rome and Bari.

     Gaetano Del Re is Production Engineering Manager. He joined the Company in 1996. From 1994 to 1995, he worked as a consultant. Prior to that, he was General Manager of Calabrese Engineering.

     Michele D'Ercole is Managing Director of Natco, the Company's subsidiary engaged in leather and dyeing operations. He joined the Company in 1989 and has previously served as a buyer and later as Purchasing Director.

     Michele Diliberto has been U.K. and Ireland Country Manager since April 2003, when he joined the Group.

     Luca Finzi is Retail Design and Engineering Manager. He joined Natuzzi in July 2002. Previously, he worked for such major Italian companies as Coin S.p.A and Benetton S.p.A.

     Giuseppe Firrao is Trade Communication Manager. He joined the Company in 1996. From 1992 to 1996, he was Account Director at Dorland Wilkens, Italy, an advertising agency network.

     Carl Grierson has been General Manager for Buying, Merchandising and Logistics of Kingdom of Leather Ltd. since 1999. He joined Kingdom of Leather Ltd. in 1992 and rapidly progressed through the company, holding management positions in Scotland regional management, exhibition coordination and buying and merchandising. In 2002 he was appointed to the Board of Directors of Kingdom of Leather Ltd.

     Sylvain Grise is Spain and Portugal Country Manager. He is Director of Natuzzi Iberica S.A., the Company's subsidiary responsible for sales operations in Spain and Portugal. He joined the Group in May 2002. Previously, he worked for KA International.

     Lars Hovang is Northeast Europe, Middle East and Africa Marketing Manager. He joined the Company in January 2002, after working for Bang & Olufsen.

     Cesare Laberinti is Chairman and Managing Director of I.M.P.E. S.p.A., the subsidiary engaged in polyurethane foam operations.

     Valeria Lanzilotta is Sales Manager of Asia-Pacific. She is Director of Natuzzi Asia Ltd., the Company's Hong Kong subsidiary. She joined the parent company in 1996. Prior to 1996, she held positions which involved extensive travel throughout China. She is fluent in Mandarin.

     Giuseppe Nicola Lassandro is Information Systems Director. He joined the Company in 1985. From 1983 to 1985 he was a software analyst programmer for Olivetti S.p.A.

     Bo Lippert-Larsen is Nordic Region Country Manager. He is Managing Director of Natuzzi Nordic ApS, the Copenhagen-based subsidiary of the Group. He joined Natuzzi in December 2002.

     Stefano Lorizio is Production Director; he joined the Company in 1998. From 1987 to 1993 he was Production and Quality Manager at Fiat Avio S.p.A., an aircraft engine manufacturing company, and from 1993 to 1997 he was Production Manager at Agusta S.p.A., a helicopter manufacturing company.

     Guglielmo Lo Savio is Exhibition Manager. He joined the Company in 1981, and has previously served as Sales Administration Manager. Before joining the Company, was employed by Calcestruzzi S.p.A. for 11 years.

     Loredana Mariani is Southwest Europe and Asia-Pacific Marketing Manager. She joined the Company in 2002. Previously, she worked for such major companies as Estee Lauder Italia, Reckitt & Colman Italia and Alivar.

     Nicola Masotina is Italy Retail Country Manager. He joined the Company in 1994 as Sales Manager for Divani & Divani franchised stores in Italy. Previously, he was Area Manager for Southern Italy for the franchised stores of GIG, an Italian group which distributes toys.

     Jan Mentens has been Belgium Country Manager since April 2003. He is Managing Director of Natuzzi Benelux SA/NV.

     Giovanni Mercadante is Accounting Director. He joined the Company in 1983.

     Ottavio Milano is Control and Internal Auditing Manager. He joined the Company in May 1992.

     Anna Maria Natuzzi is Europe Product Manager. She joined the Company in 1982, as an employee in the Italian Sales Administration Department.

     Annunziata Natuzzi is Internal Relations and Overseas Human Resources Manager. She joined the Company in 1981. She started working in the Production Department and, in two years, worked briefly in all of the departments of the Group. She has extensive experience in the Italian Sales Department and in the International Sales Administration Department. She worked in the Personnel Department beginning in 1990. From June 2000 to January 2002 she was Human Resources Director.

     Filippo Petrera is Quality Manager. He joined the Group in March 1995. He was previously in charge of the Technical Office.

     John Phillips is Executive Vice President of Sales of Natuzzi Americas, responsible for sales strategy and planning throughout North and South America. He was previously Vice President of the Upholstery Division at Bedford Furniture, Canada, and then worked as Sales Manager of National Accounts for Spring Air Canada. He joined the Company in August 1999 as Vice President of Sales and Marketing, Canada.

     Salvatore Ragazzo is Managing Director of Spagnesi, the subsidiary engaged in Wood Trim Products manufacturing operations. He joined the Group in 1989 as an analyst programmer.

     Enrico Raggi De Marini is Northeast Europe, Middle East and Africa Sales and Marketing Director. He joined the Company in March 2003. He previously worked for Salvatore Ferragamo Italia, CISA Group and Cirio-Bertolli-De Rica.

     Stefano Sette is USA Production Manager. He joined Natuzzi in 1990, starting in the Sales Administration and Accounting Department.

     Giuseppe Vito Stano has been Sales Administration Director of the Company since 1991. From 1986 to 1991, he was Executive Vice President of Natuzzi Upholstery Inc. (currently Natuzzi Americas) in the United States. Prior to that, he was Assistant Vice President of Natuzzi Upholstery Inc. He joined the Group in 1980, as a staff member of the Company's Export Department.

     Fredrick Starr is President and CEO of Natuzzi Americas. He joined the Company in October 2001. Since retiring in 1998 from Thomasville Furniture Industries, where he served as President for 16 years, he has been involved in several business and civic efforts. Most recently, he has worked with Style Craft Metal Beds as part owner and adviser. Additionally, he was appointed by Governor Hunt to lead an effort to bring Major League Baseball to North Carolina, has served as President of Piedmont Triad Partnership and is currently on the North Carolina Environmental Management Commission.

     Francesco Stasolla is Managing Director of Italsofa Romania S.r.l.. He started at Natuzzi in January 1988 as a buyer.

     Richard Tan is Chairman and Chief Executive Officer of Italsofa Shanghai Co. Ltd.. He has been in the upholstery business for 17 years. In November 2000, he begun cooperation with Natuzzi Asia Ltd. for the start-up of the Chinese production operations. He was appointed as Chairman of Italsofa Shanghai Co. Ltd. on October 2002.

     Giuseppe Trevissoi is Logistics Director. He joined the Company in 1999. He previously worked in R&D at Alenia, was the Purchasing Manager at Allied Signal and Logistics Manager at SKF and Bosch.

     Emanuele Valente is Transportation Manager. He joined the Company in 1992. Previously, he was Manager of the Bari branch office of Merzario S.p.A., a shipping company.

     Giacomo Ventolone is Public Relations Manager. He joined the Company in March 1997, starting in the Corporate Press Office.

     Antonio Ventricelli is Production Manager and Director of Italsofa Shanghai Co. Ltd. He started at Natuzzi in July 1990. He has worked as a sofa-prototyper at the Company for ten years. He has previously worked as an upholster at other manufacturing firms.

     Fernando R. Vitale is Managing Director of the Brazilian subsidiary Italsofa Bahia Ltd.. Previously, he worked for 15 years at Curtume Touro Ltda., a Brazilian leather tannery.

     Luigi Vitolo is Industrialization Manager. He joined the Company in October 2001. Prior to that, he was a teacher in a technical school and acted as a project consultant for industrial planning and building renovations.

     Steve Winetroube is Managing Director of Kingdom of Leather Ltd. He joined Kingdom of Leather Ltd. in July 2002 as Commercial Director. He previously served as Finance and Information Technology Director for several retail companies, including Faith Shoes, a women's fashion retailer, and Charlie Browns, an automotive parts retailer. He also held a variety of financial roles with Kingfisher plc.

     Rino Zinco is Switzerland Country Manager. He joined the Company in 2003. He is Director of the Swiss subsidiary Natuzzi (Switzerland) AG/SA.

     Anna Maria Natuzzi and Annunziata Natuzzi are daughters of Pasquale Natuzzi. There are no other family relationships among the directors and executive officers of the Company.

     Directors are elected for three-year terms. The next election of Directors will take place in April 2004. See Item 10, "Additional Information -- By-laws -- Board of Directors".


                     Compensation of Directors and Officers

     Aggregate compensation paid by the Group to the directors and officers named above was approximately (euro) 7.3 million in 2002, excluding the provision for termination indemnities required by Italian law.

                                 Share Ownership

     Mr. Pasquale Natuzzi owns 47.7% of the issued and outstanding Ordinary Shares and each of Annunziata Natuzzi and Anna Maria Natuzzi owns 2.5% of the issued and outstanding Ordinary Shares. None of the Company's other directors and officers listed above owns one percent or more of the Ordinary Shares. See
Item 7, "Major Shareholders and Related Party Transactions -- Major
Shareholders".

     See Item 10, "Additional Information -- Employee Stock Option Plan" for a description of the Company's employee stock option plan.

                               Statutory Auditors

     The following table sets forth the names of the three members of the board of statutory auditors of the Company and the two alternate statutory auditors and their respective positions, as of the date of this annual report. The current board of statutory auditors was elected for a three-year term on April 30, 2001.

                               Name                 Position
                         --------------------      ----------

                         Francesco Venturelli      Chairman
                         Cataldo Sferra            Member
                         Costante Leone            Member
                         Nunzio Angiola            Alternate
                         Francesco Barletta        Alternate


     On April 30, 2003, Mr. Cataldo Sferra was elected to replace Mr. Ferdinando Canaletti.

     During 2002, our statutory auditors received in the aggregate approximately
(euro) 36,000 in compensation for their services to the Company and its Italian subsidiaries.

                                External Auditors

     On April 30, 2003, at the annual general shareholders' meeting, KPMG S.p.A., with offices in Bari, Italy, was appointed as the Company's external auditors for a three-year period.

                                    Employees

     As at December 31, 2002, the Group had 5,742 employees (4,477 in Italy and 1,265 abroad), as compared to 4,643 and 3,700 on December 31, 2001 and 2000, respectively. As at December 31, 2002, the average age of the Group's employees was approximately 30 years. Historically, there has been very little turnover among the Group's employees and management believes that the Group's relations with its workers are good. The Group maintains a company intranet and, as a major employer in the Bari/Santeramo area, is, in the view of management, an important participant in community life. In 2002, the Group opened its "Natuzzi Training School" for the purpose of providing all of its employees with the specialized skills necessary for the execution of their duties as employees of the Group.

     Italian law provides that, upon termination of employment for whatever reason, employees are entitled to receive certain indemnity payments based on length of employment. As at December 31, 2002, the Company had (euro) 25.6 million reserved for such termination indemnities, such reserves being equal to the amounts, calculated on a percentage basis, required by Italian law.

     During certain years, the Group receives benefits from the Italian Government and from the European Union for hiring and training employees. During 2001, the Company received (euro) 2.3 million in employment incentives, while in 2002 and 2000 the Company did not receive any employment incentives.

     Under the Italian Government's youth employment program, until the end of 1997, the Group was entitled to hire workers under age 45 for its plants in the Mezzogiorno as temporary employees under short-term contracts of 18-24 months. Beginning in 1998, workers must be under age 32 to be eligible for such program. This program enables Italian employers to reduce the required social security contributions payable with respect to such employees. In addition, the Italian Government provides for reduced social security contributions payable by employers in the Mezzogiorno with respect to its permanent employees. Pursuant to an agreement with the European Union in early 1995, however, such reductions are being gradually phased out.

     Currently, most of the Group's benefits are derived from a European Union plan providing incentives for the hiring of new permanent employees. The European Social Fund (a European Union organization), acting through the European regions covered by the plan, provides employment incentives in the form of grants and subsidizes social security contributions paid for new permanent employees hired during the last three years, upon fulfillment of the plan's specific requirements.

Item 7.  Major Shareholders and Related Party Transactions

                               Major Shareholders

     Mr. Pasquale Natuzzi, who founded the Company and is currently Chairman of the Board of Directors and Chief Executive Officer, owns 47.7% of the issued and outstanding Ordinary Shares of the Company (52.8% of the Ordinary Shares if the Ordinary Shares owned by members of Mr. Natuzzi's immediate family (the Natuzzi Family) are aggregated) and controls the Company, including its management and the selection of its Board of Directors.

     The following table sets forth information, as reflected in the records of the Company as at March 31, 2003, with respect to each person who owns more than 5% of the Company's Ordinary Shares or ADSs.

                                                                                     Number of       Percent
                                                                                      Shares          Owned
                                                                                       Owned
                                                                                  ----------------  ----------
Pasquale Natuzzi(1)...............................................................  26,064,906        47.7%

Royce & Associates LLC............................................................   3,585,600        6.6%

Sprucegrove Investment Management.................................................   2,865,600        5.2%

-------
(1) If Mr. Natuzzi's Ordinary Shares are aggregated with those held by members of the Natuzzi Family, the amount owned would have been 28,864,906 and the percentage ownership of Ordinary Shares would have been 52.8%.



     In addition, the Natuzzi Family has a right of first refusal to purchase all the rights, warrants or other instruments which The Bank of New York, as Depositary under the Deposit Agreement, determines may not lawfully or feasibly be made available to owners of ADSs in connection with each rights offering, if any, made to holders of Ordinary Shares. None of the shares held by the above shareholders have any special voting rights.

     As of May 28, 2003, 54,681,628 Ordinary Shares were outstanding. As of the same date, there were 25,814,497 ADSs (equivalent to 25,814,497 Ordinary Shares) outstanding, held by 48 record holders. The share equivalent to outstanding ADSs was equal to 47.2% of the total number of outstanding Natuzzi Ordinary Shares.

     Since certain of the shares and ADSs were held by brokers or other nominees, the number of direct record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States or of where the direct beneficial owners of such shares are resident.

                           Related Party Transactions

     No member of the board of directors or board of statutory auditors and no senior officer (including close members of any such person's families) nor any enterprise over which any such person is able to exercise a significant influence has had any interest in any transactions that are or were unusual in their nature or conditions or are or were material to the Company, and that were either effected since December 31, 1999 or that were effected during an earlier period and remain in any respect outstanding or unperformed. The Company has not provided any loans or guarantees to or for the benefit of any such person since December 31, 1999 or that remain outstanding or unperformed.

Item 8.  Financial Information

                        Consolidated Financial Statements

     Please refer to Item 18, "Financial Statements" of this annual report.

                                  Export Sales

     Export sales from Italy totaled approximately (euro) 659 million in 2002, as compared with (euro) 641 million in 2001, which represented 89.7% of the Company's 2002 net leather- and fabric-upholstered furniture sales (89.8% in 2001).

                                Legal Proceedings

     Neither the Company nor any of its subsidiaries is a party to any legal or governmental proceeding that is pending or, to the Company's knowledge, threatened or contemplated against Natuzzi or any such subsidiary that, if determined adversely to Natuzzi or any such subsidiary, would have a materially adverse effect, either individually or in the aggregate, on the business, financial condition or results of operations of the Group.

                                    Dividends

     Payment of dividends of (euro) 0.33 per Ordinary Share in respect of the year ended December 31, 2002 was approved at the Company's annual general meeting held on April 30, 2003 and will be paid starting from July 14, 2003 to the shareholders of record as of May 30, 2003. No further dividends in respect of the year ended December 31, 2002 are expected to be approved or paid.

     The table below sets forth the cash dividends paid per Ordinary Share in respect of each of the years indicated, and translated into dollars per ADS (each representing one Ordinary Share) at the Noon Buying Rate on the date or dates the respective dividends were first payable or, in the case of the dividend in respect of the year ended December 31, 2002, the Noon Buying Rate on December 31, 2002.

                      Year ended December 31,              Dividends per Ordinary Share          Translated into
                                                                                                 dollars per ADS
                                                           ------------------------------     ----------------------
         2002...............................................           (euro) 0.3300                 $0.35
         2001...............................................           (euro) 0.2872                 $0.26
         2000...............................................           (euro) 0.2892                 $0.25
         1999(1)............................................           (euro) 1.6351                 $1.54
         1998(2)............................................           (euro) 0.8263                 $0.85

---------
(1) Includes a special dividend of (euro) 1.1155 per Ordinary Share.
(2) Includes a special dividend of (euro) 0.5722 per Ordinary Share.

     Although the Company currently expects to continue to pay an annual year-end dividend, the payment of future dividends will depend upon the Company's earnings and financial condition, capital requirements, governmental regulations and policies and other factors. Accordingly, there can be no assurance that dividends in future years will be paid at a rate similar to dividends paid in past years.

     Dividends paid to owners of ADSs or Ordinary Shares who are United States residents qualifying under the Income Tax Convention will generally be subject to Italian withholding tax at a maximum rate of 15%, provided that certain certifications are timely given. Such withholding tax will be treated as a foreign income tax which U.S. owners may elect to deduct in computing their taxable income, or, subject to the limitations on foreign tax credits generally, credit against their United States federal income tax liability. See Item 10, "Additional Information -- Taxation -- Taxation of Dividends".

Item 9.  The Offer and Listing



                        Trading Markets and Share Prices

     Natuzzi's Ordinary Shares are listed on the New York Stock Exchange (the "NYSE") in the form of ADSs under the symbol "NTZ". Neither the Company's Ordinary Shares nor its ADSs are listed on a securities exchange outside the United States. The Bank of New York is the Company's Depositary for purposes of issuing the ADRs evidencing ADSs.

     Trading in the ADSs on the NYSE commenced on May 13, 1993. The following table sets forth, for the periods indicated, the high and low closing prices per ADS as reported by the NYSE.(1)

                                                                                         Price Range of ADSs
                                                                                     -----------------------------
                                                                                           High             Low
1998:
      First Quarter..................................................................      27.875          19.250
      Second Quarter.................................................................      29.250          24.875
      Third Quarter..................................................................      27.375          19.000
      Fourth Quarter.................................................................      25.000          14.500
1999:
      First Quarter..................................................................      24.500          16.375
      Second Quarter.................................................................      19.875          16.625
      Third Quarter..................................................................      20.125          16.375
      Fourth Quarter.................................................................      20.000          12.500
2000:
      First Quarter..................................................................      13.000           9.688
      Second Quarter.................................................................      12.813           9.875
      Third Quarter..................................................................      12.190           9.750
      Fourth Quarter.................................................................      13.063          11.375
2001:
      First Quarter .................................................................      14.050          12.125
      Second Quarter.................................................................      14.150          11.500
      Third Quarter..................................................................      14.000          10.150
      Fourth Quarter.................................................................      14.640          10.860
2002:
      First Quarter .................................................................      15.700          13.910
      Second Quarter.................................................................      16.100          13.350
      Third Quarter..................................................................      15.040          10.920
      Fourth Quarter.................................................................      10.970           9.120
2003:
      First Quarter..................................................................      10.050           7.240
Monthly Data:
      November 2002..................................................................      10.970          10.410
      December 2002..................................................................     10.700            9.860
      January 2003...................................................................      10.050           9.200
      February 2003..................................................................       9.440           8.950
      March 2003.....................................................................       9.850           7.240
      April 2003.....................................................................       9.010           8.100
      May 2003.......................................................................       9.600           8.000
      June 2003 (through June 25)....................................................       8.560           7.990

---------
 (1) Starting on January 1, 2001, the NYSE changed its practice of reporting stock quotes from a fractional to a decimal system. All stock quotes prior to this date, originally reported in fractions, were restated into decimals for ease of comparison.

Item 10.  Additional Information

                           Employee Stock Option Plan

     As contemplated at the time of the Company's May 1993 initial public offering of ADSs, in February 1994 the Company approved an employee stock option plan (the "Plan") relating to up to 1,680,000 Ordinary Shares of the Company. Under the Plan, managers and certain key employees of the Group both in and outside the United States were granted options to purchase Ordinary Shares from the Company at an exercise price per share equal to 95% of the May 1993 initial public offering price, or (euro) 5.4938 per Share. Pursuant to the Plan, in 1994 the Company granted options to 255 employees with respect to 1,458,000 Ordinary Shares of the Company. In 1996, the Company granted options to an additional 100 employees with respect to 168,800 Ordinary Shares of the Company, and in 1998, the Company granted options to 27 employees, as a one-time bonus, with respect to 19,240 Ordinary Shares of the Company. No options were granted during 1999, 2000 and 2001. The Plan has expired, and the Company is currently considering adopting a new stock option plan.

     Employees who received options under the Plan were entitled to exercise such options over four years during exercise periods from May 15 to May 31, as follows: (i) with respect to 25% of the options, in the year in which they were granted; (ii) with respect to 35% of the options, in the second year thereafter; and (iii) with respect to the remaining 40% of the options, in the fourth year thereafter. The options granted in 1998 were exercisable in full during that year. Following each exercise period, the Company was required to seek shareholder approval to increase its capital and comply with certain requirements under Italian law, after which the Ordinary Shares may be delivered. Options with respect to 364,500, 514,300, 590,088 and 56,640 Ordinary Shares were exercised in 1994, 1996, 1998 and 2000, respectively. The 514,300 Ordinary Shares with respect to which options were exercised in 1996 included 482,100 Ordinary Shares for the employees who received options in 1994 and 32,200 Ordinary Shares for new employees receiving options in 1996. The 590,088 Ordinary Shares with respect to which options were exercised in 1998 included 534,448 and 36,400 Ordinary Shares for the employees who received options in 1994 and 1996, respectively, as well as 19,240 Ordinary Shares in respect of options granted as a one-time bonus in 1998. Options with respect to 56,640 Ordinary Shares were exercised in 2000 by employees who received options in 1996. No options were outstanding at December 31, 2001. See Note 18 to the Consolidated Financial Statements included in Item 18 of this annual report. For purposes of the reconciliation of the Company's financial statements to U.S. GAAP, the Company did not record a charge to net earnings for the compensation element of these stock options in 2001, but it recorded a charge of (euro) 165,780 and (euro) 158,550 for the years ended December 31, 1999 and 1998, respectively. See Note 26 to the Consolidated Financial Statements included in
Item 18 of this annual report.

                                     By-laws

     The following is a summary of certain information concerning the Company's shares and By-laws (Statuto) and of Italian law applicable to companies whose shares are not listed in a regulated market in the European Union, as in effect at the date of this annual report. The summary contains all the information that the Company considers to be material regarding the shares but does not purport to be complete and is qualified in its entirety by reference to the By-laws or Italian law, as the case may be.

     In January 2003, the Italian government approved a wide-ranging reform of the corporate law provisions of the Civil Code, which will be in effect starting on January 1, 2004 (the so-called 2003 corporate law reform). The following summary includes also a description of certain main provisions introduced by the 2003 corporate law reform.

General

     The issued share capital of the Company consists of 57,525,528 Ordinary Shares, par value (euro) 1 per share. All the issued shares are fully paid, non-assessable and in registered form.

     The Company is registered with the Companies' Registry of the Court of Bari at n. 19551, with its registered office at 51 Corso Cavour, Bari, Italy and its principal executive offices at 47, Via Iazzitiello, Santeramo in Colle, Italy.

     As set forth in Article 5 of the By-laws, the Company's corporate purpose is the production, marketing and sale of sofas, armchairs, furniture in general and raw materials used for their production. The Company is generally authorized to take any actions necessary or useful to achieve its corporate purpose.

Authorization of Shares

     Additional shares may be authorized in connection with capital increases approved by the Company's shareholders in an extraordinary meeting, but this authorization would generally be given only after recommendation by the Company's board of directors.


Form and Transfer of Shares

     Ordinary shares are transferable by endorsement of the share certificate by or on behalf of the registered holder, with such endorsement either authenticated by a notary in Italy or elsewhere or by a broker-dealer or a bank in Italy. The transferee must request the Company to enter his name in the register in order to establish his rights as a stockholder as against the Company.

Dividend Rights

     Payment of annual dividends is proposed by the board of directors and is subject to the approval of the shareholders at the annual shareholders' meeting, which in accordance with Italian law must be held by April 30 of each year (i.e., within four months from the end of the fiscal year), or by June 30 if special reasons so require (i.e., within six months from the end of the fiscal year). Before dividends may be paid out of the Company's declared net income of each year, an amount equal to 5% of such net income must be allocated to the Company's legal reserve until such reserve is at least equal to one-fifth of the par value of the Company's issued share capital. If the Company's capital is reduced as a result of accumulated losses, dividends may not be paid until the capital is reconstituted or reduced by the amount of such losses. The Company may pay dividends out of available retained earnings from prior years, provided that after such payment, the Company will have a legal reserve at least equal to the legally required minimum. No interim dividends may be approved or paid.

     Dividends will be paid in the manner and on the date specified in the shareholders' resolution approving their payment (usually within 30 days of the annual general meeting). Dividends which are not collected within five years of the date on which they become payable are forfeited to the benefit of the Company. Holders of ADSs will be entitled to receive payments in respect of dividends on the underlying shares through The Bank of New York, as ADR depositary, in accordance with the deposit agreement relating to the ADRs.

Voting Rights

     Shareholders are entitled to one vote per Ordinary Share.

     As a registered shareholder, the Depositary (or its nominee) will be entitled to vote the Ordinary Shares underlying the ADSs. The Deposit Agreement requires the Depositary (or its nominee) to accept voting instructions from holders of ADSs and to execute such instructions to the extent permitted by law. Neither Italian law nor the Company's By-laws limit the right of non-resident or foreign owners to hold or vote the shares.

Board of Directors

     Pursuant to the Company's By-laws, the Company's board of directors must consist of seven to eleven individuals. The board of directors is elected at a shareholders' meeting for three years. The directors, who may but are not required to be shareholders of the Company, may be re-appointed for successive terms. In accordance with the By-laws, the board of directors has complete power of ordinary and extraordinary administration of the Company and in particular may perform all acts it deems advisable for the achievement of the Company's corporate purposes, except for the actions reserved by applicable law or the By-laws to a vote of the shareholders at an ordinary or extraordinary shareholders' meeting.

     The board of directors must appoint a chairman (presidente) and may appoint a vice-chairman. The chairman of the board of directors and the vice-chairman and the managing directors, if any, are severally the legal representatives of the Company. The board of directors may delegate certain powers to one or more managing directors (amministratori delegati), determine the nature and scope of the delegated powers of each director and revoke such delegation at any time. However, in accordance with Italian law and the By-laws, the board of directors may not delegate certain responsibilities, including the preparation and approval of the draft financial statements, the approval of increases in the amount of the Company's share capital or the issuance of debentures (if any such power has been delegated to the board of directors by vote of the extraordinary shareholders' meeting) and the fulfillment of the formalities required when the Company's capital would have to be reduced as a result of accumulated losses that affect the Company's stated capital by more than one third. The board of directors may also appoint a general manager (direttore generale) and one or more senior managers (direttori) who report directly to the board and confer powers for single acts or categories of acts to employees of the Company or persons unaffiliated with the Company.

     Meetings of the board of directors are called seven days in advance by registered letter or three days in advance by telegram, by the chairman on his own initiative and must be called upon the request of any director or statutory auditor. Meetings may be held in person, or by video-conference or tele-conference, in any member state of the European Union, the United States, Switzerland, Australia and Japan. The quorum for meetings of the board of directors is a majority of the directors in office. Resolutions are adopted by the vote of a majority of the directors present at the meeting. In case of votes being equal, the vote of the chairman will prevail.

     Under Italian law, directors having a conflicting interest with the company regarding a proposed resolution must inform the other directors about the conflict and abstain from voting on the resolution. Resolutions adopted in breach of this rule may be challenged by dissenting or absent directors or the statutory auditors if there is a possibility of damage to the Company, and conflicted directors may be held liable for damages to the Company resulting from a resolution adopted in breach of this rule.

     Pursuant to the 2003 corporate law reform, with effect from January 1, 2004, directors having any interest in a proposed transaction will have to disclose their interest to the board, even if such interest is not in conflict with the interest of the company in the same transaction. The interested director will not be required to abstain from voting on the resolution approving the transaction, but the resolution must state explicitly the reasons for, and the benefit to the company of, the approved transaction. In the event that the approved transaction is potentially prejudicial to the company or the above mentioned provisions are not complied with, the resolution may be challenged by a director or by the board of statutory auditors if the transaction would not have been approved without the vote of the interested director. A managing director having any such interest in a proposed transaction within the scope of his powers will have to solicit prior board approval of such transaction. Finally, as of January 1, 2004, directors may be held liable for damages to their company if they illicitly profit from insider information or corporate opportunities.

     Under Italian law, directors may be removed from office at any time by the vote of shareholders at an ordinary shareholders' meeting although, if removed in circumstances where there was no just cause, such directors may have a claim for indemnification against the Company. Directors may resign at any time by written notice to the board of directors and to the chairman of the board of statutory auditors. The board of directors must appoint substitute directors to fill vacancies arising from removals or resignations, subject to the approval of the board of statutory auditors, to serve until the next ordinary shareholders' meeting. If at any time a majority of the then current members of the board of directors resign or otherwise cease to be directors, the remaining members of the board of directors (or the board of statutory auditors if all the members of the board of directors have resigned or ceased to be directors) must promptly call an ordinary shareholders' meeting to appoint the new directors.

     The remuneration of directors is determined by shareholders at ordinary shareholders' meetings. The board of directors, after consultation with the board of statutory auditors, may determine the remuneration of directors that perform management or other special services for the Company, such as the managing director. Directors are entitled to reimbursement for expenses reasonably incurred in connection with their functions.

     With effect from January 1, 2004, an Italian stock corporation may adopt one of two different models of corporate governance structure, as an alternative to the current model based on a board of directors and a board of statutory auditors. Stock corporations may opt for (i) a one-tier model with a single board of directors, including an audit committee composed of independent non-executive directors, or (ii) a two-tier model, including a management board, which is entrusted with management responsibilities, and a supervisory board which is entrusted mainly with control and supervisory responsibilities and, among other functions, appoints and removes the members of the management board and approves the company's annual financial statements. The adoption of one of the new corporate governance models requires an extraordinary shareholders meeting resolution.

Statutory Auditors

     Under Italian law, in addition to electing the board of directors, the Company's shareholders elect a board of statutory auditors (Collegio Sindacale) from individuals qualified to act in such capacity under Italian law. At ordinary shareholders' meetings of the Company, the statutory auditors are elected for a term of three years, may be re-elected for successive terms and may be removed only for cause and with the approval of a competent court. Each member of the board of statutory auditors must provide certain evidence that he is in good standing and meets certain professional standards.

     The Company's By-laws currently provide that the board of statutory auditors shall consist of three statutory auditors and two alternate statutory auditors (who are automatically substituted for a statutory auditor who resigns or is otherwise unable to serve).

     The Company's board of statutory auditors is required to meet at least once each quarter. In addition, the statutory auditors of the Company must be present at meetings of the Company's board of directors and shareholders' meetings. The statutory auditors, whose duties are specified in article 2403 of the Italian civil code, may decide to call a meeting of the shareholders, the board of directors, ask information on the management of the Company to the directors, carry out inspections and verifications at the Company and exchange information with the Company's external auditors. Any shareholder may submit a complaint to the board of statutory auditors regarding facts that such shareholder believes should be subject to scrutiny by the board of statutory auditors, which must take any complaint into account in its report to the shareholders' meeting. If shareholders collectively representing 5% of the Company's share capital submit such a complaint, the board of statutory auditors must promptly undertake an investigation and present its findings and any recommendations to a shareholders' meeting (which must be convened immediately if the complaint appears to have a reasonable basis and there is an urgent need to take action). Starting from January 1, 2004, the board of statutory auditors may report to the competent court serious breaches of directors' duties.

     As mentioned in the preceding section, as of January 1, 2004, Italian stock corporations may depart from the traditional Italian model of corporate governance structure and opt for two alternative models, neither of which includes a board of statutory auditors.


Meetings of Shareholders

     Shareholders are entitled to attend and vote at ordinary and extraordinary shareholder's meetings. Votes may be cast personally or by proxy. Shareholders' meeting may be called by the Company's board of directors (or the board of statutory auditors) and must be called if requested by holders of at least 20% (as of January 1, 2004, at least 10%) of the issued shares.

     To attend any meeting, shareholders must, at least five days prior to the date fixed for the meeting, lodge their share certificates at the offices of the Company or with such banks as may be specified in the notice of meeting, in exchange for an admission ticket for the meetings. Pursuant to the 2003 corporate law reform, starting from January 1, 2004, the law will no longer require that share certificates be deposited prior to the shareholders' meeting. However, a resolution adopted by an extraordinary shareholders' meeting may re-introduce a prior-deposit requirement in the Company's By-laws. Owners of ADRs may make special arrangements with the Depositary for the beneficial owners of such ADRs to attend shareholders' meetings, but not to vote at or formally address such meetings. The procedures for making such arrangements will be specified in the notice of such meeting to be mailed by the Depositary to the owners of ADRs.

     The Company may hold general meetings of shareholders at its registered office in Bari, at its executive offices in Santeramo or elsewhere within Italy or at locations outside Italy, as specified in the By-laws (any member state of the European Union, the United States, Switzerland, Australia and Japan) following publication of notice of the meeting in the "Gazzetta Ufficiale della Repubblica Italiana" at least 15 days before the date fixed for the meeting. The Depositary will mail to all record holders of ADSs a notice containing a summary of all information contained in any notice of a shareholders' meeting received by the Depositary.

     The annual financial statements of the Company must be presented to the general meeting for the approval within four months after the end of the fiscal year or, if the board of directors determines that a delay in such presentation is necessary, within six months after the end of such fiscal year.

     Shareholders may appoint proxies by delivering in writing an appropriate instrument of appointment to the Company. Directors, auditors and employees of the Company or of any of its subsidiaries may not be proxies and any one proxy cannot represent more than 10 shareholders (20 shareholders as of January 1, 2004). A separate proxy must be provided for each meeting. Share certificates may be retrieved following the meeting.

     The quorum for an ordinary meeting of shareholders is 50% of the Ordinary Shares, and resolutions are carried by the majority of Ordinary Shares present or represented. At an adjourned ordinary meeting, no quorum is required, and the resolutions are carried by the majority of Ordinary Shares present or represented. Certain matters, such as amendments to the By-laws, the issuance of shares, the issuance of debentures and mergers and de-mergers may only be effected at an Extraordinary General Meeting, at which special voting rules apply. Resolutions at an extraordinary meeting of the Company are carried by a majority of the Ordinary Shares. At an adjourned extraordinary meeting, resolutions are carried by the majority of more than one-third of the Ordinary Shares (as of January 1, 2004, an adjourned meeting will be validly held with a quorum of one-third of the issued shares and its resolutions will be carried by a majority of at least two-thirds of the holders of shares present or represented at such meeting). In addition, certain matters (such as a change in purpose or form of the company, the transfer of its registered office outside Italy, its liquidation prior to the date set forth in its By-laws and the issuance of preferred shares) always require the affirmative vote of the majority of the Ordinary Shares (according to the 2003 reform, such resolutions must be carried by the holders of more than one-third of the Ordinary Shares, provided that there is no dissenting vote by holders of more than one-third of the shares present and represented at such meeting).

Preemptive Rights

     Pursuant to Italian law, holders of Ordinary Shares are entitled to subscribe for issuance of shares, debentures convertible into shares and rights to subscribe for shares in proportion to their holdings, unless such issues are for non cash considerations or preemptive rights are waived or limited by an extraordinary resolution adopted by the affirmative vote of holders of more than 50% of the Ordinary Shares (whether at an extraordinary or adjourned extraordinary meeting) and such waiver or limitation is required in the interest of the Company. There can be no assurance that the holders of ADSs may be able to exercise fully any preemptive rights.

Preference Shares; Other Securities

     Italian companies are permitted in accordance with Italian law to issue preference shares with limited voting rights, if their By-laws provide for such issuance. The Company's By-laws currently do not provide for such issuance and would need to be amended at an extraordinary shareholders' meeting to allow us to issue preference shares.

     Pursuant to the 2003 corporate law reform, starting in 2004, Italian companies will be permitted to issue other classes of equity securities with different economic and voting rights, so-called participation certificates with limited voting rights, as well as so-called tracking stock, if their by-laws permit such issuance.

Segregation of Assets and Proceeds

     Pursuant to the 2003 corporate law reform, starting in 2004, the board of directors of an Italian company may resolve to segregate assets of the company into one or more separate pools. Such pools of assets may have an aggregate value not exceeding 10% of the shareholders' equity of the company. Each pool of assets must be used exclusively for the carrying out of a specific business and may not be attached by the general creditors of the company. Similarly, creditors with respect to such specific business may only attach those assets of the company that are included in the corresponding pool. Tort creditors, on the other hand, may always attach any assets of the Company. The board of directors may issue securities carrying economic and administrative rights relating to a pool. In addition, financing agreements relating to the funding of a specific business may provide that the proceeds of such business be used exclusively to repay the financing. Such proceeds may be attached only by the financing party and such financing party would have no recourse against other assets of the company.

Liquidation Rights

     Pursuant to Italian law and subject to the satisfaction of the claims of all other creditors, shareholders are entitled to a distribution in liquidation that is equal to the nominal value of their shares (to the extent available out of the net assets of the Company). Holders of preferred shares, if any such shares are issued in the future by the Company, would be entitled to a priority right to any such distribution from liquidation up to their par value. Thereafter, all shareholders would rank equally in their claims to the distribution or surplus assets, if any. Shares rank pari passu among themselves in liquidation.

Purchase of Shares by the Company

     The Company may purchase, in the aggregate, up to 10% of its Ordinary Shares at any time and from time to time, subject to certain conditions and limitations provided by Italian law, including the limitation that the purchase be approved by the shareholders' general meeting and that the Company may only repurchase fully paid-in shares. Also, the aggregate purchase price may not exceed the Company's declared net income and retained earnings. As long as such shares are owned by the Company, they would not be entitled to dividends nor to subscribe for new Ordinary Shares in the case of capital increases, and their voting rights would be suspended. Within one year of their purchase, any Ordinary Shares reacquired by the Company in excess of such statutory limitations must either be resold, which requires approval by the shareholders' general meeting or cancelled and the stated capital reduced accordingly. Until the shares are resold by the Company, a corresponding reserve equal to the repurchase price must be created in the Company's balance sheet. Such reserve is not available for distribution. In July 2000, the shareholders of the Company approved a share repurchase program to buy-back up to 4 million shares or (euro)
51.6 million during a period of up to 18 months. The Company spent (euro) 23.2 million in 2000 and (euro) 14.6 million in 2001 to repurchase shares. The Company repurchased 1,782,700 shares in 2000 at an average cost of US$ 11.3 per share and 1,061,200 shares in 2001 at an average cost of US$ 12.3 per share. The repurchase program expired. The Company is currently considering adopting a new stock option plan, and if the new plan is adopted, it intends to use the Ordinary Shares repurchased pursuant to the authorization described above to satisfy the exercise of options under the new stock option plan. See " -- Employee Stock Option Plan".

Notification of the Acquisition of Shares

     In accordance with Italian antitrust laws, the Italian Antitrust Authority is required to prohibit the acquisition of control in a company which would thereby create or strengthen a dominant position in the domestic market or a significant part thereof and which would result in the elimination or substantial reduction, on a lasting basis, of competition, provided that certain turnover thresholds are exceeded. However, if the turnover of the acquiring party and the company to be acquired exceed certain other monetary thresholds, the antitrust review of the acquisition falls within the exclusive jurisdiction of the European Commission.

Minority Shareholders' Rights; Withdrawal Rights

     Any shareholder may, within three months, challenge any shareholders' resolution on which he did not vote or in respect of which he dissented on the basis that it was not adopted in conformity with applicable law or the By-laws of the Company. Directors and statutory auditors may also challenge shareholders' resolutions on this basis. Pursuant to the 2003 corporate law reform, as of January 1, 2004 resolutions which are not adopted in conformity with applicable law or the Company's By-laws may be challenged by absent, dissenting or abstaining shareholders representing individually or in the aggregate at least 5% of Company's share capital (as well as by our board of directors or our board of statutory auditors). Shareholders not reaching this threshold or shareholders not entitled to vote at Company's meetings may only claim damages deriving from the resolution, unless otherwise provided by the Company's By-laws.

     In case of resolutions approving, among other things, changes in purpose or form of the Company, dissenting shareholders may require us to buy back their shares at a price equal to the Company's net equity per share as resulting from the Company's most recently approved yearly financial statements. Pursuant to the 2003 corporate law reform, as of January 1, 2004 dissenting or absent shareholders may require the Company to buy back their shares also in other circumstances, including, among others, as a result of shareholders' resolutions that approve material modifications of the voting rights relating to the Company's shares, in each case as provided for in the Company's By-laws. According to the reform, the buy-back would occur at a price established by directors, upon consultation with the board of statutory auditors and the Company's external auditor, having regard to the net assets value of the company, its prospective earnings and the market value of its shares, if any. The 2003 reform would permit the Company's By-laws to set forth different criteria for the consideration to be paid to dissenting shareholders in such buy-backs.

     Each shareholder may bring to the attention of the board of statutory auditors facts or acts which are deemed wrongful. If such shareholders represent more than 5% of the share capital of the Company, the board of statutory auditors must investigate without delay and report its findings and recommendations to the shareholders' meeting. Shareholders representing more than 10% of the Company's share capital have the right to report major irregularities to the relevant court.

Liability for Mismanagement of Subsidiaries

     Pursuant to the 2003 corporate law reform, companies and other entities that, acting in their own interest or the interest of third parties, mismanage a company subject to their management and coordination powers are liable to such company's shareholders and creditors for ensuing damages. Said liability is excluded if (i) the ensuing damage is fully eliminated, including through subsequent transactions, or (ii) the damage is effectively offset by the global benefits deriving in general to the company from the continuing exercise of such management and coordination powers. Management and coordination powers are presumed to exist, among other things, with respect to consolidated subsidiaries.


                                Certain Contracts

     As of December 31, 2002, the Group entrusted approximately 25% of its production needs (in particular assembly) to various subcontractors, all located within a 20-mile radius of Santeramo. See Item 4, "Information on the Company -- Manufacturing" for a brief description of these arrangements.

                                Exchange Controls

     Currently, there are no Italian exchange controls that would affect the payment of dividends or other remittances to holders of the ADSs or Ordinary Shares who reside outside Italy. The Company is not aware of any plans by the Italian Government to institute any exchange controls that would affect the payment of dividends or other remittances to holders of ADSs or Ordinary Shares who reside outside Italy. Neither Italian law nor the Company's By-laws limits the right of non-resident or foreign owners to hold or vote the Ordinary Shares or the ADSs.

     However, Italian resident and non-resident investors who transfer, directly or indirectly (through banks or other intermediaries) into or out of Italy, cash, investments or other securities in excess of (euro) 12,500.00 must report all such transfers to the Italian Exchange Office ("Ufficio Italiano Cambi" or "UIC"). In the case of indirect transfers, banks or other intermediaries are required to maintain records of all such transfers for five years for inspection by Italian tax and judicial authorities. Non-compliance with these reporting and record-keeping requirements may result in administrative fines or, in the case of false reporting or in certain cases of incomplete reporting, criminal penalties. The UIC is required to maintain reports for a period of ten years and may use such reports, directly or through other government offices, to police money laundering, tax evasion and any other crime or violation.

     Individuals, non-profit entities and partnerships that are residents of Italy must disclose on their annual tax returns all investments and financial assets held outside Italy, as well as the total amount of transfers to, from, within and between countries other than Italy relating to such foreign investments or financial assets, even if at the end of the taxable period foreign investments or financial assets are no longer owned. No such tax disclosure is required if: (i) the foreign investments or financial assets are exempt from income tax; or (ii) the total value of the foreign investments or financial assets at the end of the taxable period or the total amount of the transfers effected during the fiscal year does not exceed (euro) 12,500.00. Corporate residents of Italy are exempt from these tax disclosure requirements with respect to their annual tax returns because this information is required to be discussed in their financial statements.

     The Company cannot assure you that the present regulatory environment in or outside Italy will continue or that particular policies presently in effect will be maintained, although Italy is required to maintain certain regulations and policies by virtue of its membership of the European Union and other international organizations and its adherence to various bilateral and multilateral international agreements.

                                    Taxation

     The following is a summary of certain U.S. federal and Italian tax matters. The summary is not a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase or hold Ordinary Shares or ADSs. In particular, the summary deals only with beneficial owners who will hold Ordinary Shares or ADSs as capital assets and does not address the tax treatment of a beneficial owner who owns 10% or more of the voting shares of the Company. The summary does not discuss the treatment of Ordinary Shares or ADSs that are held in connection with a permanent establishment or fixed base through which a non-resident beneficial owner carries on business or performs personal services in Italy.

     The summary is based upon tax laws and practice of the United States and Italy in effect on the date of this annual report, which are subject to change. Investors and prospective investors in Ordinary Shares or ADSs should consult their own advisors as to the U.S., Italian or other tax consequences of the purchase, beneficial ownership and disposition of ADSs, including, in particular, the effect of any state or local tax laws.

     For purposes of the summary, beneficial owners of ADSs who are considered residents of the United States for purposes of the current income tax convention between the United States and Italy (the "Income Tax Convention"), and are not subject to an anti-treaty shopping provision that applies in limited circumstances, are referred to as "U.S. owners". Beneficial owners who are citizens or residents of the United States, corporations organized under U.S. law, and U.S. partnerships, estates or trusts (to the extent their income is subject to U.S. tax either directly or in the hands of partners or beneficiaries) generally will be considered to be residents of the United States under the Income Tax Convention. Special rules apply to U.S. owners who are also residents of Italy. A new tax treaty to replace the current Income Tax Convention was signed on August 25, 1999, but has not yet been ratified. The new treaty would not change significantly the provisions of the Income Tax Convention that are discussed below (except that it would clarify the availability of benefits to certain tax-exempt organizations). These laws are subject to change, possibly on a retroactive basis.

     For the purpose of the Income Tax Convention and the United States Internal Revenue Code of 1986, beneficial owners of ADRs evidencing ADSs will be treated as the beneficial owners of the Ordinary Shares represented by those ADSs.

Taxation of Dividends

     Italian Tax Considerations

     Italian laws provide for the withholding of income tax at a 27% rate on dividends paid by Italian companies to shareholders who are not residents of Italy for tax purposes. Italian laws provide a mechanism under which non-resident shareholders can claim a refund of up to four-ninths of Italian withholding taxes on dividend income by establishing to the Italian tax authorities that the dividend income was subject to income tax in another jurisdiction in an amount at least equal to the total refund claimed. U.S. owners should consult their own tax advisers concerning the possible availability of this refund, which traditionally has been payable only after extensive delays. Alternatively, reduced rates (normally 15%) may apply to non-resident shareholders who are entitled to, and comply with procedures for claiming, benefits under an income tax convention.

     Under the Income Tax Convention, dividends derived and beneficially owned by U.S. owners are subject to an Italian withholding tax at a reduced rate of 15%. However, the amount initially made available to the Depositary for payment to U.S. owners will reflect withholding at the 27% rate. U.S. owners who comply with the certification procedures described below may then claim an additional payment of 12% of the dividend (representing the difference between the 27% rate and the 15% rate, and referred to herein as a "treaty refund"). The certification procedure will require U.S. owners (i) to obtain from the U.S. Internal Revenue Service a form of certification required by the Italian tax authorities with respect to each dividend payment (Form 6166), unless a previously filed certification will be effective on the dividend payment date (such certificates are effective until March 31 of the year following submission), (ii) to produce a statement whereby the U.S. owner represents to be a U.S. owner individual or corporation and does not maintain a permanent establishment in Italy, and (iii) to set forth other required information. The time for processing requests for certification by the Internal Revenue Service normally is six to eight weeks. Accordingly, in order to be eligible for the procedure described below, U.S. owners should begin the process of obtaining certificates as soon as possible after receiving instructions from the Depositary on how to claim a treaty refund.

     The Depositary's instructions will specify certain deadlines for delivering to the Depositary the documentation required to obtain a treaty refund, including the certification that the U.S. owners must obtain from the U.S. Internal Revenue Service. In the case of ADSs held by U.S. owners through a broker or other financial intermediary, the required documentation should be delivered to such financial intermediary for transmission to the Depositary. In all other cases, the U.S. owners should deliver the required documentation directly to the Depositary. The Company and the Depositary have agreed that if the required documentation is received by the Depositary on or within 30 days after the dividend payment date and, in the reasonable judgment of the Company, such documentation satisfies the requirements for a refund by the Company of Italian withholding tax under the Convention and applicable law, the Company will within 45 days thereafter pay the treaty refund to the Depositary for the benefit of the U.S. owners entitled thereto.

     If the Depositary does not receive a U.S. owner's required documentation within 30 days after the dividend payment date, such U.S. owner may for a short grace period (specified in the Depositary's instructions) continue to claim a treaty refund by delivering the required documentation (either through the U.S. owner's financial intermediary or directly, as the case may be) to the Depositary. However, after this grace period, the treaty refund must be claimed directly from the Italian tax authorities rather than through the Depositary. Expenses and extensive delays have been encountered by U.S. owners seeking refunds from the Italian tax authorities.

     Distributions of profits in kind will be subject to withholding tax. In that case, prior to receiving the distribution, the holder will be required to provide the Company with the funds to pay the relevant withholding tax. Distributions of additional shares to beneficial owners with respect to their ADSs that are made as part of a pro rata distribution to all shareholders of the Company generally will not be subject to Italian tax. However, such additional shares will reduce the tax basis of each single share for the calculation of the capital gains tax.

     United States Tax Considerations

     The gross amount of any dividends (that is, the amount before reduction for Italian withholding tax) paid to a U.S. owner generally will be subject to U.S. federal income taxation as foreign source dividend income and will not be eligible for the dividends-received deduction allowed to domestic corporations. Dividends paid in euro will be includable in the income of such U.S. owners in a dollar amount calculated by reference to the exchange rate in effect on the day the dividends are received by the Depositary or its agent. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual in respect of the Company's shares or ADSs after December 31, 2002 and before January 1, 2009 is subject to taxation at a maximum rate of 15%. U.S. owners should consult their own tax adviser regarding the availability of the reduced dividend tax rate in light of their own particular circumstances. If the euro are converted into dollars on the day the Depositary or its agent receives them, U.S. owners generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. U.S. owners who receive a treaty refund may be required to recognize foreign currency gain or loss to the extent the amount of the treaty refund (in dollars) received by the U.S. owner differs from the U.S. dollar equivalent of the euro amount of the treaty refund on the date the dividends were received by the Depositary or its agent. Italian withholding tax at the 15% rate will be treated as a foreign income tax which U.S. owners may elect to deduct in computing their taxable income or, subject to the limitations on foreign tax credits generally, credit against their U.S. federal income tax liability. Dividends will generally constitute foreign-source "passive income" or "financial services income" for U.S. tax purposes.

     Distributions of additional shares to U.S. owners with respect to their ADSs that are made as part of a pro rata distribution to all shareholders of the Company generally will not be subject to U.S. federal income tax.

     A beneficial owner of Ordinary Shares or ADSs who is, with respect to the United States, a foreign corporation or a nonresident alien individual generally will not be subject to U.S. federal income tax on dividends received on Ordinary Shares or ADSs, unless such income is effectively connected with the conduct by the beneficial owner of a trade or business in the United States.

Taxation of Capital Gains

     Italian Tax Considerations

     Italian capital gains tax ("CGT") normally is imposed on gains realized by non-resident holders upon the transfer or sale of shares whether held within or outside Italy. More specifically, a 27% CGT will be levied on gains realized on the disposal of a "qualified" shareholding. A "qualified" shareholding is constituted by Ordinary Shares or ADSs and/or rights representing more than five percent of a listed company's total share capital or more than two percent of its share capital voting in the ordinary shareholders' meeting. However, under domestic law, an exemption applies to gains realized on the disposal of "non-qualified" shareholdings in an Italian company the shares of which are listed on a regulated market, such as Natuzzi, even when such shareholdings are held in Italy. A "non-qualified" shareholding is constituted by an interest in Natuzzi which does not reach the thresholds described above.

     Furthermore, pursuant to the Income Tax Convention, a U.S. owner will not be subject to Italian CGT unless such U.S. owner has a permanent establishment or fixed base in Italy to which Ordinary Shares or ADSs are effectively connected. To this end, U.S. residents selling Ordinary Shares or ADSs and claiming benefits under the Income Tax Convention may be required to produce appropriate documentation establishing that the above-mentioned conditions have been met. Other countries have executed income tax conventions with Italy providing for similar treatment of Italian CGT. No CGT will be imposed on the deposit or withdrawal of shares in return for ADSs.

     United States Tax Considerations

     Gain or loss realized by a U.S. owner on the sale or other disposition of Ordinary Shares or ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the U.S. owner's basis in the Ordinary Shares or the ADSs and the amount realized on the disposition (or its dollar equivalent, determined at the spot rate on the date of disposition, if the amount realized is denominated in a foreign currency). Such gain or loss will generally be long-term capital gain or loss if the U.S. owner holds the Ordinary Shares or ADSs for more than one year. The net amount of long-term capital gain recognized by a U.S. owner that is an individual holder after May 5, 2003 and before January 1, 2009 generally is subject to taxation at a maximum rate of 15%. The net long-term capital gain recognized by a U.S. owner that is an individual holder before May 6, 2003 generally is subject to taxation at a maximum rate of 20%. Deposits and withdrawals of Ordinary Shares by U.S. owners in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

     A beneficial owner of Ordinary Shares or ADSs who is, with respect to the United States, a foreign corporation or a nonresident alien individual will not be subject to U.S. federal income tax on gain realized on the sale of Ordinary Shares or ADSs, unless (i) such gain is effectively connected with the conduct by the beneficial owner of a trade or business in the United States or (ii), in the case of gain realized by an individual beneficial owner, the beneficial owner is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

Other Italian Taxes

     Estate and Gift Tax. As of October 25, 2001, the Italian estate and gift tax has been abolished and consequently any transfer of shares or ADSs occurring by reason of death or gift as of that date is no longer subject to any Italian estate and gift tax.

     However, should a gift of ordinary shares or ADSs for a value exceeding
(euro) 180,759.91 (the "Threshold") occur and the relationship between the donor and the beneficiary not qualify for the exemption regime applicable to gifts made in favor of certain family members (e.g., spouse, parents, children, grandchildren), a registration tax of (euro) 129.11 would be due insofar as the gift agreement is either executed or registered in Italy. The materiality threshold is increased to (euro) 516,456.91 in case the beneficiary is either underage (i.e., younger than 18) or a person with a handicap recognized pursuant to applicable law.

     Transfer Tax. An Italian transfer tax is normally payable on the transfer of shares in an Italian company, unless (i) the contract is concluded on a regulated market, or (ii) the shares are transferred to or from a non-Italian resident, on the one hand, and banks or other investment services companies, on the other hand. As a result, the transfer tax concluded either on a regulated market or with the intervention of a bank or an investment service company will not be payable with respect to any transfers of Ordinary Shares or ADSs involving non-Italian residents.

                              Documents on Display

     The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934 applicable to foreign private issuers. In accordance therewith, Natuzzi is required to file reports, including annual reports on Form 20-F, and other information with the U.S. Securities and Exchange Commission. These materials, including this annual report on Form 20-F, are available for inspection and copying at the SEC's Public Reference Room at 450 Fifth Street N.W., Washington, D.C. 20549 and at the SEC's regional offices at 175 West Jackson Boulevard, Suite 500, Chicago, Illinois 60604, and 233 Broadway, New York, New York 10279. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. The Form 20-F and reports and other information filed by the Company with the Commission will also be available for inspection by ADS holders at the Corporate Trust Office of The Bank of New York at 101 Barclay Street, New York, New York 10286.

Item 11.  Quantitative and Qualitative Disclosures About Market Risk

     The following discussion of the Group's risk management activities include "forward-looking statements" that involve risks and uncertainties. Actual results could differ materially from those projected in the forward looking statements. See Item 3, "Key Information -- Forward Looking Information".

Market Risks

     The Group is exposed to market risk principally from fluctuations in the exchange rates between the euro and other currencies, including in particular the U.S. dollar. In 2002, a significant portion of the Group's net sales, but only approximately 30% of its costs, was denominated in currencies other than the euro. As a result, a continuing decline in the value of such other currencies against the euro could have an adverse effect on the Group's results of operations.

Exchange Rate Risks

     The measures adopted by the Company to mitigate its foreign currency exchange rate risk have evolved over time. In 1992, the Group used foreign currency sales contracts settled on a net basis in lire (such contracts are known in the Italian financial markets as "domestic currency swaps") in order to reduce its exposure to the risks of short-term declines in the value of its foreign currency denominated revenues. In addition to domestic currency swaps, from 1993 to 1995, the Group used foreign currency put options to reduce such exposure. Under these strategies, the Group from time to time entered into domestic currency swaps and put options with varying expiration dates (in most cases not exceeding twelve months from the date of entry into such contracts). The Group entered into such domestic currency swaps and option contracts solely to protect the value of its foreign currency denominated revenues, not for speculative purposes.

     Excluding currencies of member states of the European Union that are participating in the third stage of EMU, the Group's foreign exchange rate risks in 2002 arose principally in connection with U.S. dollars, British pounds, Canadian dollars, Australian dollars, Swiss francs and Japanese yen.

     As at December 31, 2002 and 2001, the Group had outstanding trade receivables denominated in foreign currencies totaling (euro) 78.0 million and
(euro) 80.8 million (where applicable, translated at the exchange rate of the related domestic currency swaps), respectively, of which 76.0% and 77.9%, respectively, were denominated in U.S. dollars. On those same dates, the Group had (euro) 26.1 million and (euro) 20.4 million, respectively, of trade payables denominated in foreign currencies, principally U.S. dollars. See Notes 6 and 12 to the Consolidated Financial Statements included in Item 18 of this annual report.

     As at December 31, 2002, the Company was a party to a number of domestic currency swap contracts designed to hedge future sales denominated in U.S. dollars and other currencies. At such date, the contractual amounts of such domestic currency swaps aggregated (euro) 169.9 million (compared to (euro)
171.7 million at December 31, 2001), consisting of domestic currency swap contracts for U.S. $ 114.2 million, Canadian $ 22.5 million, Swiss francs 4.1 million, Australian $ 17.0 million, Japanese yen 320.0 million and U.K. pounds sterling 14.5 million. Such contracts had various maturities extending through December 2003. See Note 24 to the Consolidated Financial Statements included in
Item 18 of this annual report.

     The table below summarizes in thousands of euro equivalent the contractual amounts of domestic currency swap contracts designed to hedge future cash flows from accounts receivable and sales orders at December 31, 2002 and 2001:


Sales                                                        2002              2001
-----                                                 ----------------- ------------------
U.S. dollars.....................................          117,050            121,811
British pounds...................................           22,650            19,267
Canadian dollars.................................           14,937            17,869
Australian dollars...............................           9,579              6,714
Japanese yen.....................................           2,863              3,644
Swiss francs.....................................           2,844              2,416

Total............................................          169,923            171,721
                                                       ----------------- ------------------


     At December 31, 2002, these forward exchange contracts had a net unrealized gain of (euro) 14.3 million, of which (euro) 9.3 million related to accounts receivable, (euro) 3.0 million related to existing sales commitments and (euro)
2.0 million related to anticipated commitments at year end. The Company recorded these amounts within other income (expense), net in its Consolidated Financial Statements, except for the (euro) 3.0 million related to existing sales commitments that were deferred.

     As at December 31, 2001, these forward exchange contracts had a net unrealized loss of (euro) 1.6 million, of which (euro) 0.4 million related to accounts receivable, (euro) 0.3 million related to existing sales commitments and (euro) 0.9 million related to anticipated commitments at year-end. The Company recorded all these amounts within other income (expense), net in its Consolidated Financial Statements, except for the (euro) 0.3 million relating to existing sales commitments that were deferred.

     The following table presents information regarding the contract amount in thousands of euro equivalent and the estimated fair value of all of the Group's forward exchange contracts. Contracts with unrealized gains are presented as "assets" and contracts with unrealized losses are presented as "liabilities".

                                         2002                                      2001
                          -----------------------------------    -----------------------------------------
                            Contract              Fair                Contract                Fair
                             Amount              Value                 Amount                 Value
                          --------------    -----------------    -------------------    ------------------
Assets..............         156,983             14,880                66,771                 1,450
Liabilities ........         12,940              (588)                104,950                (3,009)
Total................        169,923             14,292               171,721                (1,559)
                             =======             ======               =======                 =====

     The Group's domestic currency swap contracts as at December 31, 2002 had maturities of less than 12 months. The average contractual exchange rates for the domestic currency swap contracts involving the sale of U.S. dollars, British pounds and Australian dollars were (euro) 0.9192, (euro) 0.6402 and (euro) 1.7748, respectively. The potential loss in fair value of the Group's domestic currency swap contracts at December 31, 2002 that would have resulted from a hypothetical, instantaneous and unfavorable 10% change in currency exchange rates would have been approximately (euro) 2.6 million. This sensitivity analysis assumes an instantaneous unfavorable 10% fluctuation in exchange rates affecting the foreign currencies of the Group's domestic currency swap contracts other than currencies that have been replaced by the euro.

     For the accounting of transactions entered into in an effort to reduce the Group's exchange rate risks, see Notes 3, 24 and 25 to the Consolidated Financial Statements included in Item 18 of this annual report.

Interest Rate Risks

     To a significantly lesser extent, the Group is also exposed to interest rate risk. At December 31, 2002, the Group had (euro) 5.2 million (representing 0.8% of the Group's total assets as of that date) in debt outstanding (short-term borrowings and long-term debt, including the current portion of such debt). Of the Group's outstanding debt as of December 31, 2002 approximately 30.8% was due within a year. See Notes 11 and 16 to the Consolidated Financial Statements included in Item 18 of this annual report.

     In the normal course of business, the Group also faces risks that are either non-financial or non-quantifiable. Such risks principally include country risk, credit risk and legal risk.

Item 12.  Description of Securities Other than Equity Securities

          Not applicable.

                                     PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

          None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

          None.

Item 15.  Controls and Procedures

     Within the 90 days prior to the date of this report, the Company carried out an evaluation under the supervision and with the participation of the Company's management, including the Chief Executive Officer and the General Manager, who acts as the Company's principal financial officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of the Company's evaluation, the Chief Executive Officer and General Manager concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports the Company files and submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported as and when required. There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.




Item 16.  [Reserved]

                                    PART III

Item 17.  Financial Statements

          Not applicable.

Item 18.  Financial Statements

          See pages F-1 through F-39, incorporated herein by reference.



                  Index to Consolidated Financial Statements

                                                                                                       Page
Independent Auditors' Report................................................................           F-1
Consolidated Balance Sheets as of December 31, 2002 and 2001................................           F-2
Consolidated Statements of Earnings for the Years Ended December 31, 2002, 2001 and 2000....           F-3
Consolidated Statements of Changes in Shareholders' Equity for the Years Ended December 31,
2002, 2001 and 2000.........................................................................           F-4
Consolidated Statements of Cash Flows for the Years Ended December 31, 2002, 2001 and 2000..           F-5
Notes to the Consolidated Financial Statements..............................................           F-7


Item 19.  Exhibits

1.1 English translation of the by-laws (Statuto) of the Company, as amended and restated as of July 15, 2002.

2.1 Deposit Agreement dated as of May 15, 1993, as amended and restated as of December 31, 2001, among the Company, The Bank of New York, as Depositary, and owners and beneficial owners of ADRs (incorporated by reference to the Form 20-F filed by Natuzzi S.p.A. with the Securities and Exchange Commission on July 1, 2002, file number 1-11854).

8.1  List of Significant Subsidiaries.

99.1 Certifications pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Independent Auditors' Report


To the Board of Directors
NATUZZI S.p.A.


We have audited the accompanying consolidated balance sheets of Natuzzi S.p.A. and subsidiaries (the `Natuzzi Group') as of December 31, 2002 and 2001, and the related consolidated statements of earnings, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Natuzzi Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the Republic of Italy and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Natuzzi Group as of December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with established accounting principles in the Republic of Italy.

Established accounting principles in the Republic of Italy vary in certain significant respects from generally accepted accounting principles in the United States of America. Application of generally accepted accounting principles in the United States of America would have affected results of operations for each of the years in the three-year period ended December 31, 2002 and shareholders' equity as of December 31, 2002 and 2001 to the extent summarized in Note 26 to the consolidated financial statements.



KPMG S.p.A.
Bari, Italy
March 24, 2003


                         Natuzzi S.p.A. and Subsidiaries
                           Consolidated Balance Sheets
                           December 31, 2002 and 2001
          (Expressed in euro thousands, except as otherwise indicated)

                                                          December 31, 2002     December 31, 2001
                                                          ------------------    -----------------
ASSETS
Current Assets:
    Cash and cash equivalents (note 4)                           96,695               208,200
    Marketable debt securities (note 5)                              26                    27
    Trade receivables, net  (note 6)                            158,398               138,208
    Other receivables (note 7)                                   58,337                54,629
    Inventories (note 8)                                         84,081                87,895
    Unrealized  foreign exchange gains (note 24)                  2,021                     -
    Prepaid expenses and accrued income                           1,240                   918
    Deferred income taxes (note 14)                               1,822                 2,018
                                                    -------------------     ------------------

              Total current assets                              402,620               491,895
                                                     -------------------   -------------------
Non current assets:
    Property plant and equipment (note 9 and 21)                310,253               250,746
    Less accumulated depreciation (note 9 and 21)              (81,361)              (67,633)
                                                     -------------------   -------------------
        Net property, plant and equipment                       228,892               183,113
    Treasury shares (note 19)                                    37,828                37,828
    Other assets (note 10)                                        5,052                 3,889
    Deferred income taxes (note 14)                                  93                    43
                                                     -------------------   -------------------
            Total assets                                        674,485               716,768
                                                     ===================   ===================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
    Short-term borrowings (note 11)                                 162               134,477
    Current portion of long-term debt (note 16)                   1,437                 1,007
    Accounts payable-trade (note 12)                             87,551                82,278
    Accounts payable-other (note 13)                             15,658                14,634
    Allowance for unrealized  foreign exchange
    losses (note 24)                                                  -                   902
    Income taxes (note 14)                                        9,195                 5,632
    Salaries, wages and related liabilities (note 15)            14,708                13,594
                                                     -------------------   -------------------
            Total current liabilities                           128,711               252,524
                                                     -------------------   -------------------
Long-term liabilities:
    Employees' termination indemnity (note 3 (n) )               25,577                22,267
    Long-term debt (note 16)                                      3,574                 3,259
    Deferred income taxes (note 14)                                 371                   116
    Deferred income for capital grants (note 3 (m))              14,229                 3,993
    Other liabilities                                             5,716                 4,692
Minority interest (note 17)                                         499                 1,455
Shareholders' equity (note 19) :
    Share capital                                                57,526                57,526
    Reserves                                                     73,071                70,357
    Additional paid-in capital                                    8,282                 8,282
    Retained earnings                                           356,929               292,297
                                                     -------------------   -------------------
            Total shareholders' equity                          495,808               428,462
                                                     -------------------   -------------------

Commitments and contingent liabilities (notes 20 and 24)              -                     -

       Total liabilities and shareholders' equity               674,485               716,768
                                                     ===================   ===================

                        See accompanying notes to consolidated financial statements


                         Natuzzi S.p.A. and Subsidiaries
                       Consolidated Statements of Earnings
                  Years ended December 31, 2002, 2001, and 2000
              (Expressed in euro thousands except per share data)

                                                     2002                 2001               2000
                                              -----------------    ----------------   -----------------
Net sales (note 21)                                    805,143             786,148             688,480
Cost of sales (note 22)                               (517,423)           (520,089)           (426,295)
                                              -----------------    ----------------   -----------------
    Gross profit                                       287,720             266,059             262,185
Selling expenses                                      (145,378)           (134,840)           (108,981)
General and administrative expenses                    (40,532)            (33,456)            (26,672)
                                              -----------------    ----------------   -----------------
    Operating income                                   101,810              97,763             126,532
Other income (expense), net (note 23)                   14,551                (225)            (21,847)
                                              -----------------    ----------------   -----------------
     Earnings before taxes and minority                116,361              97,538             104,685
     interest
Income taxes (note 14)                                 (24,997)            (21,901)            (25,484)
                                              -----------------    ----------------   -----------------
Earnings before minority interest                       91,364              75,637              79,201
Minority interest                                           74                  20                 (46)
                                              -----------------    ----------------   -----------------
    Net earnings                                        91,438              75,657              79,155
Basic and diluted
   earnings per share (note 3(u))                         1.67                1.37                1.39
                                              =================    ================   =================

                                See accompanying notes to consolidated financial statements


                         Natuzzi S.p.A. and Subsidiaries
           Consolidated Statements of Changes in Shareholders' Equity
                  Years ended December 31, 2002, 2001 and 2000
         (Expressed in euro thousands except number of ordinary shares)

                                    Share capital
                                -----------------------
                                   Number of                                     Additional
                                   Ordinary                                      paid-in         Retained
                                   shares       Amount               Reserves    capital         earnings             Total
                                --------------  -------              --------    ---------   --------------     -------------
Balances at December 31, 1999      57,468,888    3,710                 32,035        7,975          334,416           378,136
Dividends distributed                       -        -                      -            -          (93,967)          (93,967)
Exercise of stock options              56,640        4                      -          307                -               311
Exchange difference on
translation
      of financial statements               -        -                      -            -            2,210             2,210
Treasury stocks acquired (note
19)                               (1,782,700)        -                 23,234            -         (23,234)                 -
Grants received net of taxes                -        -                    330            -                -               330
Revaluation of fixed assets net
of taxes                                    -        -                    277            -                -               277
Net earnings                                -        -                      -            -           79,155            79,155
Balances at December 31, 2000      55,742,828    3,714                 55,876        8,282          298,580           366,452
                                ==============  =======       ================  ===========   ==============     =============

Dividends distributed                       -        -                      -            -         (15,894)          (15,894)
Exchange difference on
translation
      of financial statements               -        -                      -            -            2,247             2,247
Treasury shares acquired (note
19)                                (1,061,200)       -                 14,594            -         (14,594)                 -
Increase of
 share capital (note 19)                    -   53,812                      -            -         (53,812)                 -

Other transfers                             -        -                   (113)           -              113                 -
Net earnings                                -        -                      -            -           75,657            75,657
Balances at December 31, 2001      54,681,628   57,526                 70,357        8,282          292,297           428,462
                                ==============  =======       ================  ===========   ==============     =============
Dividends distributed                       -        -                      -            -         (15,705)           (15,705)
Exchange difference on
translation
      of financial statements               -        -                      -            -          (8,387)            (8,387)
Transfer to legal reserve                   -        -                  2,714            -          (2,714)                 -
Net earnings                                -        -                      -            -           91,438            91,438
                                --------------  -------       ----------------  -----------   --------------     -------------
Balances at December 31, 2002      54,681,628   57,526                 73,071        8,282          356,929           495,808
                                ==============  =======       ================  ===========   ==============     =============

                See accompanying notes to consolidated financial statements


                         Natuzzi S.p.A. and Subsidiaries
                      Consolidated Statements of Cash Flows
                  Years ended December 31, 2002, 2001 and 2000
          (Expressed in euro thousands, except as otherwise indicated)

                                                              2002            2001            2000
                                                       --------------- --------------- ---------------
Cash flows from operating activities:
  Net earnings                                                 91,438          75,657          79,155

  Adjustments to reconcile net income to
   net cash provided by operating activities:
    Depreciation and amortization                              16,867          13,292          10,378
    Employees' termination indemnity                            7,091           6,293           5,357
    Deferred income taxes                                         401           (310)           1,452
    Minority interest                                            (38)            (20)              46
    (Gain) loss on disposal of assets                              30           (101)           (123)
    Change in provision for unrealized foreign
     exchange losses and gains                                (2,923)           3,003         (3,416)

  Change in assets and liabilities:
   Receivables, net                                          (23,898)        (11,538)        (23,561)
   Inventories                                                  3,814        (14,252)        (20,342)
   Prepaid expenses and accrued income                          (322)           (632)              77
   Other assets                                               (2,524)         (1,373)         (1,478)
   Accounts payable                                             5,565             893          25,284
   Income taxes                                                 3,563           1,837           2,363
   Salaries, wages and related liabilities                      1,114           2,423           2,519
   Deferred income for capital grants                             194           3,993               -
   Other liabilities                                            1,024             443           1,243
   Employees' termination indemnity                           (3,781)         (3,878)         (2,866)
                                                       --------------- --------------- ---------------
     Net cash provided by operating activities                 97,615          75,730          76,088
                                                       --------------- --------------- ---------------

Cash flows from investing activities:
 Property, plant and equipment:
   Additions                                                  (68,653)        (69,146)        (27,847)
   Disposals                                                      242             558             443
  Government grants received                                   10,042             396             379
  Marketable debt securities:
   Purchases                                                        -             (1)             (1)
   Proceeds from sales                                              1               -               -
  Purchase of business, net of cash acquired                        -            (60)           (572)
  Purchase of minority interest                                 (123)            (33)            (71)
                                                       --------------- --------------- ---------------


     Net cash used in investing activities                   (58,491)        (68,286)        (27,669)
                                                       --------------- --------------- ---------------

Cash flows from financing activities:
  Long-term debt:
     Proceeds                                                   2,166           4,022               -
     Repayments                                               (1,421)           (333)           (618)
  Short-term borrowings                                     (134,315)         131,769           2,223
  Exercise of stock options                                         -               -             311
  Treasury shares                                                   -        (14,594)        (23,234)
  Dividends paid                                             (15,705)        (15,894)        (93,967)
  Capital contribution of minority interest                         -             576               -
                                                       --------------- --------------- ---------------

    Net cash provided by (used in) financing
    activities                                              (149,275)         105,546       (115,285)
                                                       --------------- --------------- ---------------

   Effect of translation adjustments on cash                  (1,354)             609             (2)
                                                       --------------- --------------- ---------------

   Increase (decrease) in cash and cash
   equivalents                                              (111,505)         113,599        (66,868)

   Cash and cash equivalents, beginning of the
   year                                                       208,200          94,601         161,469
                                                       --------------- --------------- ---------------

   Cash and cash equivalents, end of the year                  96,695         208,200          94,601
                                                       =============== =============== ===============

Supplemental disclosure of cash flow information:

  Cash paid during the year for interest                        3,588           3,199             211
                                                       =============== =============== ===============

  Cash paid during the year for income taxes                   20,188          24,343          18,302
                                                       =============== =============== ===============

                        See accompanying notes to consolidated financial statements


Natuzzi S.p.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in euro thousands except as otherwise indicated)



1.   Description of business and Group composition
     The consolidated financial statements include the accounts of Natuzzi S.p.A. (`Natuzzi' or the `Company') and of its subsidiaries (together with the Company, the `Group'). The Group's primary activity is the design, manufacture and marketing of contemporary and traditional leather- and fabric-upholstered furniture.

     The subsidiaries included in the consolidation at December 31, 2002, together with the related percentages of ownership, are as follows:


                                                      Percent of             Registered
           Name                                       ownership              office                Activity
           ----                                       -----------            ------------          --------
           Divani e Poltrone Italia S.r.l.               100.00                Bari, Italy            (1)
           Soft Cover S.r.l.                             100.00                Bari, Italy            (1)
           Spagnesi International S.r.l.                 100.00                Bari, Italy            (1)
           Spagnesi S.p.A.                                99.95            Quarrata, Italy            (1)
           Creazioni Ellelle S.p.A.                      100.00            Altamura, Italy            (1)
           Style and Comfort S.r.l.                      100.00                Bari, Italy            (1)
           Expan Italia S.r.l.                           100.00                Bari, Italy            (1)
           Italsofa Bahia Ltd.                            97.99              Bahia, Brazil            (1)
           Italsofa Shanghai Co. Ltd.                    100.00            Shanghai, China            (1)
           Italsofa Romania S.r.l.                       100.00         Baia Mare, Romania            (1)
           Natco S.p.A.                                   99.99                Bari, Italy            (2)
           I.M.P.E. S.p.A.                                90.83             Qualiano,Italy            (3)
           Natuzzi Americas, Inc.                        100.00        High Point, NC, USA            (4)
           Natuzzi Asia Ltd.                             100.00           Hong-Kong, China            (4)
           Natuzzi Iberica S.A.                          100.00              Madrid, Spain            (4)
           Natuzzi (Switzerland) AG/SA                    80.00     Kaltbrunn, Switzerland            (4)
           Natuzzi Nordic                                100.00        Copenhagen, Denmark            (4)
           Nagest S.r.l.                                 100.00                Bari, Italy            (5)
           Softaly S.r.l.                                100.00                Bari, Italy            (6)
           Natuzzi Netherlands Holding                   100.00         Amsterdam, Holland            (7)
           Natuzzi Trade Service S.r.l.                  100.00                Bari, Italy            (8)
           Italsofa Hong-Kong Ltd.                       100.00           Hong-Kong, China            (9)
           D.L.S. S.r.l.                                 100.00                Bari, Italy            (9)
           Natuzzi Argentina                              99.00   Buenos Aires , Argentina            (9)
           Finat Ltd.                                    100.00            Dublin, Ireland            (9)
           Natex S.r.l.                                  100.00                Bari, Italy            (9)

           (1)    Manufacture and distribution
           (2)    Intragroup leather dyeing and finishing
           (3)    Production and distribution of polyurethane foam
           (4)    Distribution
           (5)    Intragroup accounting services
           (6)    Intragroup building management
           (7)    Investment holding
           (8)    Transportation services
           (9)    In liquidation

           During 2002, the Company set up a subsidiary in Denmark which will be engaged in the distribution of the Company's products in the Scandinavian countries.

           During 2002, the Company acquired part of minority interest (20%) of Natuzzi (Switzerland) AG/SA for a consideration of 123 in cash. Goodwill arising from that acquisition amounted to 97.

           During 2001, the Company acquired all the minority interest of Divani e Poltrone Italia S.r.l. (0.02%) and Expan S.r.l. (1%) for a consideration of 33 in cash.

           During 2001, the Company acquired 100% of Natuzzi Iberica S.A. and 60% of Natuzzi (Switzerland) AG/SA, for cash consideration of 60. The acquisition was accounted for using the purchase method. The acquisition resulted in a goodwill of 431, which represents the excess of purchase price over fair value of net assets. The fair value of assets acquired and liabilities assumed were as follows:

           Current assets                                                                           756
           Non current assets, other than goodwill                                                  784
           Goodwill                                                                                 431
           Current liabilities                                                                   (1,908)
           Non current liabilities                                                                   (3)
                                                                                             -----------
           Cash paid                                                                                 60
                                                                                             ==========

           No pro forma information is presented as revenues and net income for the prior period are immaterial.

           In 2001 and 2000 the Company incorporated subsidiaries in Romania, Brazil and China. At December 31, 2002 these subsidiaries are engaged in the production of leather-upholstered furniture labelled "Italsofa".

           In March 2000, the Company acquired 100% of a leather- and fabric-upholstered furniture manufacturing business, Style and Comfort S.r.l., for cash consideration of 572. The acquisition resulted in a goodwill of 578, which represents the excess of purchase price over fair value of net assets.

           In addition, during 2000, the Company acquired the remaining interest of 1% in Creazioni Elleelle S.p.A. for a consideration of 71 in cash.

2.         Basis of preparation and principles of consolidation
           The financial statements utilized for the consolidation are the statutory financial statements of each Group company at December 31, 2002, 2001 and 2000. The 2001 and 2000 financial statements have been approved by the respective shareholders of the relevant companies. The 2002 financial statements have been approved only by the directors of the relevant companies.

           The financial statements of subsidiaries are adjusted, where necessary, to conform to Natuzzi's accounting principles, which are consistent with Italian legal requirements governing financial statements considered in conjunction with established accounting principles promulgated by the Italian Accounting Profession and, in their absence, by the International Accounting Standards Board (IASB, formerly IASC). The consolidated financial statements are classified in accordance with the presentations generally used in international practice.

           Established accounting principles in the Republic of Italy vary in certain significant respects from generally accepted accounting principles in the United States of America. Application of generally accepted accounting principles in the United States of America would have affected results of operations for each of the years in the three-year period ended December 31, 2002 and shareholders' equity as of December 31, 2002 and 2001 to the extent summarized in note 26 to the consolidated financial statements.

           The consolidated financial statements include all affiliates and companies that Natuzzi directly or indirectly controls, either through majority ownership or otherwise. Control is presumed to exist where more than one-half of a subsidiary's voting power is controlled by the Company or the Company is able to govern the financial and operating policies of a subsidiary or control the removal or appointment of a majority of a subsidiary's board of directors. Where an entity either began or ceased to be controlled during the year, the results of operations are included only from the date control commenced or up to the date control ceased.

           The assets and liabilities of subsidiaries are consolidated on a line-by-line basis and the carrying value of intercompany investments held is eliminated against the related shareholder's equity accounts. The minority interests of consolidated subsidiaries are separately classified in the consolidated balance sheets and statements of earnings. All intercompany balances and transactions have been eliminated in consolidation.

           On January 1, 2002, the Company adopted the euro as its reporting currency and therefore the accompanying consolidated balance sheet as of December 31, 2002, consolidated statement of earnings, consolidated statements of changes in shareholders' equity and consolidated statement of cash flows for the year ended December 31, 2002 are presented in euro. All consolidated financial statements for each period presented prior to January 1, 2002 have been restated into euro using the official lira-euro exchange rate fixed as of January 1, 1999 (euro 1 is equal to lire 1,936.27). Due to the fixed lira-euro exchange rate, Company's restated consolidated financial statements will depict the same trends as would have been presented if it had continued to present its consolidated financial statements in Italian lire. Natuzzi consolidated financial statements, however, will not be comparable to the euro consolidated financial statements of other companies that previously reported their financial statements in a currency other than lira because of currency fluctuations between lira and other currency.

3.   Summary of established accounting policies

     The established accounting policies followed in the preparation of the consolidated financial statements are outlined below.

a)   Foreign currency transactions

     Foreign currency transactions are recorded at the exchange rates applicable at the transaction dates. Assets and liabilities denominated in foreign currency are remeasured at year-end exchange rates, except for certain accounts receivable as discussed below. Foreign exchange gains and losses resulting from the remeasurement of these assets and liabilities are included in other income (expense), net, in the consolidated statements of earnings.

     Receivables being hedged by forward exchange contracts are remeasured using the related forward exchange rate. Foreign exchange gains and losses resulting from the remeasurement of hedged receivables are recognized in other income (expense), net, in the consolidated statements of earnings.

     In the consolidated financial statements receivables and payables denominated in currencies of member states of the European Union participating to European Monetary Union are not considered foreign.

b)   Forward exchange contracts
     The Group enters into forward exchange contracts (known in Italian financial markets as domestic currency swaps) to manage its exposure to foreign currency risks. The accounting for forward exchange contracts depends on their use as follows:

           |X| Forward exchange contracts used to hedge accounts receivable are considered when remeasuring the related balance sheet item at the contract rate. Foreign exchange gains and losses from the remeasurement of the accounts receivable at contract rate are recorded within other income (expense), net, in the consolidated statements of earnings.

           |X| Forward exchange contracts are used to hedge future sales if the sales are supported by sales orders and customer's indications of future purchases as of the balance sheet date which are confirmed by sales orders received within the earlier of four months after the year-end or the issuance of the consolidated financial statements. Unrealized gains and losses on these forward contracts are deferred.

           |X| Unrealized gains and losses on forward exchange contracts not hedging any on-or off-balance sheet items are recorded in other income (expense), net, in the consolidated statements of earnings.

c)   Financial statements of foreign operations
     The Group's foreign subsidiaries are considered an integral part of the Company due to various factors including significant intercompany transactions, financing, and cash flow indicators. Therefore, the functional currency for these foreign subsidiaries is the functional currency of the parent, namely euro. As a result all monetary assets and liabilities are remeasured, at the end of each reporting period, using euro and the resulting gain or loss is recognized in the consolidated statements of earnings. For all non monetary assets and liabilities, share capital and retained earnings historical exchange rates are used. The average exchange rates during the year is used for revenues and expenses, except for those revenues and expenses related to assets and liabilities translated at historical exchange rates.

d)   Cash and cash equivalents

     The Company classifies as cash and cash equivalents cash on hand, amounts on deposit and on account in banks and cash invested temporarily in various instruments with maturities of three months or less at time of purchase.

e)   Marketable debt securities
     Marketable debt securities are valued at the lower of cost or market value determined on an individual security basis. A valuation allowance is established and recorded as a charge to other income (expense), net, for unrealized losses on securities. Unrealized gains are not recorded until realized. Recoveries in the value of securities are recorded as part of other expense, net, but only to the extent of previously recognized unrealized losses.

     Gains and losses realized on the sale of marketable debt securities were computed based on a weighted-average cost of the specific securities being sold.

     Realized gains and losses are charged to other income (expense), net.

f)   Accounts receivable and payable
     Receivables are stated at nominal value net of an allowance for doubtful accounts. Payables are stated at face value.

g)   Inventories
     Raw materials are stated at the lower of cost (determined under the specific cost method for leather hides and under the weighted-average method for other raw materials) or replacement cost. Goods in process and finished goods are valued at the lower of production cost or net realizable value.

h)   Property, plant and equipment
     Property, plant and equipment is stated at historical cost, except for certain buildings which were revalued in 1983, 1991 and 2000 according to Italian revaluation laws. Maintenance and repairs are expensed; significant improvements are capitalized and depreciated over the useful life of the related assets. The cost or valuation of fixed assets is depreciated on the straight-line method over the estimated useful lives of the assets (refer to note 9).

i)   Treasury shares
     Treasury shares are accounted for as a non-current assets and an amount equal to the cost of shares acquired is reclassified from retained earnings to an undistributed treasury shares reserve (see note 19). Treasury shares are stated at cost and when a permanent impairment loss exists at the balance sheet date a valuation allowance is established and recorded as a charge to other income (expense), net. At December 31, 2002 the management of the Company consider the impairment loss of treasury shares, amounting to 10,276, not permanent.

j)   Other assets
     Other assets in the consolidated financial statements primarily include trademarks and patents, goodwill and certain deferred costs. These assets are stated at the lower of amortized cost or recoverable amount. The carrying amount of other assets are reviewed to determine if they are in excess of their recoverable amount, based on undiscounted cash flows, at the consolidated balance sheet date. If the carrying amount exceeds the recoverable amount, the asset is written down to the recoverable amount.

     Trademarks, patents and goodwill are amortized on a straight-line basis over a period of five years.

k) Impairment of Long-lived Assets and Long-lived Assets to be disposed of The Company reviews long-lived assets, including intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Estimated fair value is generally based on either appraised value or measured by discounted estimated future cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Accordingly, actual results could vary significantly from such estimates.

l)   Income taxes
     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss. Deferred tax assets are reduced by a valuation allowance to an amount that is more likely than not to be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

m)   Government grants
     Capital grants compensate the Group for the cost of an asset and are part of the Italian government's investment incentive program, under which the Group receives amounts generally equal to a percentage of the aggregate investment made by the Group in the construction of new manufacturing facilities, or in the improvement of existing facilities, in designated areas of the country.

     Capital grants from government agencies are recorded when there is reasonable assurance that the grants will be received and that the Group will comply with the conditions applying to them.

     Until December 31, 2000 capital grants were recorded, net of tax, within reserves in shareholders' equity. As from January 1, 2001 all new capital grants are recorded in the consolidated balance sheet initially as deferred income and then recognized in the consolidated statement of earnings as revenue on a systematic basis over the useful life of the related asset. At December 31, 2002 and 2001 the deferred income for capital grants amounts to 14,229 and 3,993, respectively.

     Cost reimbursement grants relating to training and other personnel costs are credited to income when received from government agencies.

n)   Employees' termination indemnities
     Termination indemnities represent amounts accrued for each Italian employee that are due and payable upon termination of employment determined in accordance with applicable labour laws. The Group accrues the full amount of employees' vested benefit obligation as determined by such laws for termination indemnities.

     The expense recorded for termination indemnities for the years ended December 31, 2002, 2001 and 2000 was 7,091, 6,293 and 5,357, respectively.

     The number of workers employed by the Group totalled 5,742 and 4,643 at December 31, 2002 and 2001, respectively.

o)   Net sales
     The Company recognizes revenue on sales at the time products are shipped from the manufacturing facilities. Revenues are recognized when the following criteria are met: persuasive evidence of an arrangement exists; the price to the buyer is fixed and determinable; and collectibility of the sales price is reasonably assured.

     Revenues are recorded net of returns and cash and volume discounts. Sales returns and discounts are estimated and provided for in the year of sales. Such allowances are made based on historical trends. The Company has the ability to make a reasonable estimate of future costs for returns and cash and volume discounts due to large volumes of homogeneous transactions and historical experience.

p)   Shipping and handling costs
     Shipping and handling costs incurred to transport products to customers are included in selling expenses. Shipping and handling expenses recorded for the years ended December 31, 2002, 2001 and 2000 were 65,338, 66,114 and 53,980, respectively.

q)   Advertising costs

     Advertising costs are expensed in the periods incurred. Advertising expenses recorded for the years ended December 31, 2002, 2001 and 2000 were 23,578, 19,597 and 17,664, respectively.

r)   Commission expense
     Commissions payable to sales representatives and the related expenses are recorded at the time shipments are made by the Group to customers. Commissions are not paid until payment for the related sale's invoice is remitted to the Group by the customer.

s)   Contingencies
     Liabilities for loss contingencies are recorded when it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated.

t)   Use of estimates
     The preparation of financial statements in conformity with established accounting policies requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

u)   Earnings per share
     Basic earnings per share is calculated by dividing net earnings attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period without taking into effect the outstanding treasury shares. The Company does not have any diluted investments. Therefore, basic earnings per share is equal to diluted earnings per share. The following table provides the amounts used in the calculation of earnings per share:

                                                              2002             2001             2000
                                                              ----             ----             ----
           Net earnings attributable to
                ordinary shareholders                          91,438            75,657           79,155
                                                             ========          ========         ========

           Weighted-average number of ordinary
                shares outstanding during the year         54,681,628        55,027,496       57,087,391
                                                           ==========        ==========       ==========



4.    Cash and cash equivalents
      Cash and cash equivalents are analyzed as follows:

                                                                                   2002             2001
                                                                                   ----             ----
           Cash on hand                                                              59               35
           Bank accounts in Euro                                                 32,308          100,140
           Bank accounts in foreign currency                                     63,687           48,325
           Money market instrument                                                  641           59,700
                                                                             ----------          -------
           Total                                                                 96,695          208,200
                                                                               ========          =======

           Cash equivalents consist of highly liquid money market instruments bought in December from various banks under the agreements to resell them during the following January. This short-term money market instrument allows the Company to invest excess of cash balances.

5.         Marketable debt securities
           Details regarding marketable debt securities are as follows:

                                                                                   2002             2001
                                                                                   ----             ----
           Foreign corporate bonds                                                    6                7
           Italian government bonds                                                  20               20
                                                                                 ------            -----
           Total                                                                     26               27
                                                                                 ======            =====


Further information regarding the Group's investments in marketable debt securities is as follows:

           2002                                                         Gross unrealized
           ----                                                         ----------------           Fair
                                                           Cost        Gains        Losses         value
                                                           ----        -----        ------         -----
           Foreign corporate bonds                            6            -             -             6
           Italian government bonds                          20            -             -            20
                                                         ------        -----       -------       -------
           Total                                             26            -             -            26
                                                         ======        =====       =======       =======


           2001                                                         Gross unrealized            Fair
           ----                                                         ----------------
                                                           Cost        Gains        Losses         value
                                                           ----        -----        ------         -----

           Foreign corporate bonds                            7             -            -             7
           Italian government bonds                          20             -            -            20
                                                          -----       -------      -------         -----
           Total                                             27             -            -            27
                                                          =====       =======      =======         =====


                                                                  2002             2001             2000
                                                                  ----             ----             ----
           Proceeds from sales                                      -                 -                -
           Realized gains                                           -                 -                -
           Realized losses                                          -                 -                -

     The contractual maturity of the Group's marketable debt securities at December 31, 2002 is between 1 - 5 years.

6.   Trade receivables, net
     Trade receivables are analyzed as follows:

                                                                                   2002             2001
                                                                                   ----             ----
           North American customers                                              63,169           61,889
           Other foreign customers                                               57,854           50,213
           Domestic customers                                                    38,241           27,828
           Trade bills receivable                                                 3,861            3,747
                                                                             ----------        ---------
           Total                                                                163,125          143,677
           Allowance for doubtful accounts                                       (4,727)          (5,469)
                                                                             -----------        --------
           Total trade receivables, net                                         158,398          138,208
                                                                               ========          =======

     Trade receivables are due primarily from major retailers who sell directly to customers.

           No single customer accounted for more than 5% of the company's sales in 2002, 2001 and 2000 or accounts receivable at December 31, 2002 and 2001. The Company has insured its collection risk in respect of approximately 80% of accounts receivable outstanding balances and, estimates an allowance for doubtful accounts based on insurance in place, the credit worthiness of its customers as well as general economic conditions.

           The following table provides the movements in the allowance for doubtful accounts:

                                                                  2002             2001             2000
                                                                  ----             ----             ----
           Balance, beginning of year                            5,469            4,451            5,310
           Charges-bad debt expense                                 97            1,398              382
           Reductions-write off
           of uncollectible accounts                              (839)            (380)          (1,241)
                                                               --------         -------           ------
           Balance, end of year                                  4,727            5,469            4,451
                                                               =======            =====           ======

           Trade receivables denominated in foreign currencies at December 31, 2002 and 2001 and, where applicable, translated at the rate of the related domestic currency swaps, totalled 87,264 (78,013 translated at year-end exchange rates) and 80,440 (80,847 translated at year-end exchange rates), respectively. These receivables consist of the following:

                                                                                   2002             2001
                                                                                   ----             ----
           U.S. dollars                                                          66,382           62,644
           Canadian dollars                                                       5,500            6,428
           British pounds                                                         6,563            4,151
           Australian dollars                                                     3,678            3,729
           Other currencies                                                       5,141            3,488
                                                                              ---------        ---------
           Total                                                                 87,264           80,440
                                                                                =======          =======

7.         Other receivables
           Other receivables are analyzed as follows:

                                                                                   2002             2001
                                                                                   ----             ----
           VAT                                                                   35,990           34,192
           Receivable from tax authorities                                        7,951            7,725
           Government capital grants                                              8,076            7,100
           Advances to suppliers                                                  2,213            2,142
           Other                                                                  4,107             3,470
                                                                               --------           -------
           Total                                                                 58,337           54,629
                                                                                =======           ======

           The VAT receivable includes value added taxes and interest thereon reimbursable to various companies of the Group. While currently due at the balance sheet date, the collection of the VAT receivable may extend over a maximum period of up to two years.

           The receivable from tax authorities represents taxes paid in excess of the amounts due and interest thereon.

8.         Inventories
           Inventories are analyzed as follows:

                                                                                  2002             2001
                                                                                   ----             ----
           Leather and other raw materials                                       59,260           59,184
           Goods in process                                                      12,714           14,350
           Finished products                                                     12,107           14,361
                                                                               --------         --------
           Total                                                                 84,081           87,895
                                                                               ========           ======

9.        Property, plant and equipment and accumulated depreciation
          Fixed assets are listed below together with accumulated depreciation.

                                                               Cost or      Accumulated   Annual rate of
           2002                                              valuation     depreciation     depreciation
           ----                                              ---------     ------------     ------------
           Land                                                14,148                 -                -
           Industrial buildings                               133,707            21,410          3 - 10%
           Machinery and equipment                             86,575            41,771       11.5 - 25%
           Office furniture and equipment                      20,132            12,444         12 - 20%
           Airplane                                            12,725             1,527               6%
           Transportation equipment                             5,003             2,879         20 - 25%
           Leasehold improvements                               4,111             1,330         10 - 20%
           Construction in progress                            16,578                 -                -
           Advances to suppliers                               17,274                 -                -
                                                             --------           -------
           Total                                              310,253            81,361
                                                             ========           =======

                                                               Cost or      Accumulated   Annual rate of
           2001                                              valuation     depreciation     depreciation
           ----                                              ---------     ------------     ------------

           Land                                                14,236                 -                -
           Industrial buildings                               119,682            17,736          3 - 10%
           Machinery and equipment                             70,515            34,733       11.5 - 25%
           Office furniture and equipment                      16,056            11,123         12 - 20%
           Airplane                                            12,725               763               6%
           Transportation equipment                             4,196             2,492         20 - 25%
           Leasehold improvements                               1,725               786         10 - 20%
           Construction in progress                             7,105                 -                -
           Advances to suppliers                                4,506                 -                -
                                                              -------            ------
           Total                                              250,746            67,633
                                                              =======            ======

10.        Other assets
           Other assets consist of the following:

                                                                                   2002             2001
                                                                                   ----             ----
           Trademarks and patents                                                10,744           10,660
           Goodwill                                                               1,106            1,009
           Others                                                                 8,822            6,486
                                                                              ---------          -------
           Total, gross                                                          20,672           18,155
           Less accumulated amortization                                        (15,620)         (14,266)
                                                                                --------         -------
           Total, net                                                             5,052            3,889
                                                                               ========         ========

11.         Short-term borrowings
           Short-term borrowings consist of the following:

                                                                                   2002             2001
                                                                                   ----             ----
           Bank borrowings                                                            -          133,873
           Bank overdrafts                                                          162              604
                                                                                -------       ----------
                                                                                    162          134,477
                                                                                =======          =======

           While bank overdrafts are payable on demand, bank borrowings consist of unsecured line of credit agreements with banks with various short maturities.

           At December 31, 2001 the short-term borrowings included 5,808 denominated in foreign currencies.

           The weighted average interest rates on the above-listed short-term borrowings at December 31, 2002 and 2001 are as follows:
                                            2002             2001
                                            ----             ----

           Bank borrowings                 3.17%            3.65%
           Bank overdrafts                 4.10%            5.60%

           Credit facilities available to the Group, including amounts guaranteed under surety bonds, amounted to approximately 171,880 and 230,000 at December 31, 2002 and 2001, respectively. The unused portion of these facilities amounted to approximately 171,760 and 95,545 at December 31, 2002 and 2001, respectively.

12.        Accounts payable-trade
           Accounts payable-trade totalling 87,551 and 82,278 at December 31, 2002 and 2001, respectively, represent principally amounts payable for purchases of goods and services in Italy and abroad, and includes 26,069 and 20,398 at December 31, 2002 and 2001, respectively, denominated in foreign currencies.

13.        Accounts payable-other
           Accounts payable-other are analyzed as follows:

                                                                                   2002             2001
                                                                                   ----             ----
           Withholding taxes on payroll and on other                              3,445            3,713
           Cooperative advertising and quantity discount                          4,041            4,064
           Provision for returns and other discounts                              4,530            4,510
           Payable to customers for returns and financial discounts               1,098            1,463
           Payable to minority interest for dividends                               732                -
           Other                                                                  1,812              884
                                                                                -------          -------
           Total                                                                 15,658           14,634
                                                                                =======           ======

14.         Taxes on income
           Italian companies are subject to two income taxes:

                                                                  2002             2001             2000
                                                                  ----             ----             ----
           IRPEG (state tax)                                    36.00%           36.00%           37.00%
           IRAP (regional tax)                                   4.25%            4.25%            4.25%

           The IRPEG tax is a state tax and it is calculated on the taxable income determined on the income before taxes modified to reflect all temporary and permanent differences regulated by the tax law. In 1997 dual income tax was introduced for the purpose of encouraging companies to use equity rather than debt finance. A first portion of the taxpayer's taxable income is calculated by applying an interest rate percentage (based on the return on government and private sector bonds) to the net increase in shareholders' equity of such taxpayer, subject to certain restrictions. This portion is subject to IRPEG at the reduced rate of 19.00%. The remaining profit will be subject to tax at the ordinary IRPEG tax rate (at present 36.00%).

           On December 27, 2002, the Italian Parliament approved law 289 which reduces IRPEG tax rate to 34.00% for fiscal years beginning on or after January 1, 2003. As a result, the Company adjusted the effect of changes in IRPEG tax rates on net deferred tax assets during the year ended December 31, 2002, as it includes the enactment date. These changes in tax rates resulted in a decrease of net deferred tax assets by 121 as of December 31, 2002.

           IRAP is a regional tax and each Italian Region has the power to increase the rate of 4.25% by a maximum of 1.00%. In general, the taxable base of IRAP is a form of gross profit determined as the difference between gross revenues (excluding interest and dividend income) and direct production costs (excluding labour costs, interest expenses and other financial costs).

           Under Italian investment incentive schemes for under-industrialized regions, certain of the Group's operating entities are currently entitled to enjoy a full exemption from IRPEG and a significant part of IRAP for ten years. A very significant portion of the Group's consolidated earnings before minority interest in 2002, 2001 and 2000 is derived from companies entitled to some extent to the aforementioned exemptions, the most significant of which expired in 2002. See the table below for the effect of such exemptions on the Group's 2002, 2001 and 2000 income tax charge.

           Approximately 88,8%, 88.7% and 99.9% respectively, of the Group's consolidated earnings before taxes were generated by its domestic Italian operations during 2002, 2001 and 2000.

           The effective income tax rates for the years ended December 31, 2002, 2001 and 2000 were 21.5%, 22.5% and 24.3%, respectively. The actual income tax expense differs from the `expected' income tax expense (computed by applying the state tax, which is 36% for 2002 and 2001 and 37% for 2000, to income before income taxes and minority interest) as follows:

                                                                  2002             2001             2000
                                                                  ----             ----             ----
           Expected income tax charge at full tax rates        41,890            35,114           38,733
           Effects of:
           -  Tax exempt income                               (25,079)          (20,784)         (21,772)
           -   Aggregate effect of different tax
                rates in foreign jurisdictions                   (304)           (1,083)             (32)
           -  Tax effect of change in tax rates                  (121)                -              (80)
           -  Effect of net change in valuation allowance
              established against deferred tax assets             223               650             (156)
           -  Non-deductible expenses and others                1,339             1,201            1,093
           -  Italian regional tax                              7,049             6,803            7,698
                                                             --------          --------          -------
           Actual tax charge                                   24,997            21,901           25,484
                                                              =======           =======           ======

     Total taxes for the years ended December 31, 2002, 2001 and 2000 were allocated as follows:

                                                                  2002             2001             2000
                                                                  ----             ----             ----
           Earnings from operations                            24,997            21,901           25,484
           Shareholders' equity, for deferred taxes on
              government grants (excluding minority
              interest)                                             -                 -               90
                                                         ------------       -----------        ---------
                                                               24,997            21,901           25,574
                                                              =======            ======           ======

           Income taxes on earnings, which primarily relate to Italian operations, are further analyzed as follows:

                                                                  2002             2001             2000
                                                                  ----             ----             ----
           Current taxes                                       24,596            22,211           24,032
           Deferred taxes                                         401              (310)           1,452
                                                              -------           -------           ------
           Total                                               24,997            21,901           25,484
                                                              =======           -------           ======

           Total income taxes for the years ended December 31, 2002, 2001 and 2000 were allocated as follows:

                                                                  2002             2001             2000
                                                                  ----             ----             ----

           Italian State tax                                   15,167            11,628           17,659
           Italian Regional tax                                 7,049             6,803            7,698
           Tax of foreign subsidiaries                          2,781             3,470              127
                                                              -------          --------         --------
           Total                                               24,997            21,901           25,484
                                                               ======            ======           ======

           Tax years for most of Italian companies are open from 1997 and subject to review pursuant to Italian tax laws.

           The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2002 and 2001 are presented below:

                                                                                   2002             2001
                                                                                   ----             ----
           Deferred tax assets:
           -  Allowance for doubtful accounts                                     1,621            1,980
           -  Provision for termination indemnities
              of sales representatives                                            1,175            1,102
           -  Provision for contingent liabilities                                  763              592
           -  Provision for returns and discounts                                   732              885
           -  Tax loss carryforwards                                                646              646
           -  Other temporary differences                                           635              913
                                                                               --------         --------
           Total gross deferred tax assets                                        5,572            6,118
           -  Less valuation allowance                                           (2,936)          (3,020)
                                                                                --------          -------
           Net deferred tax assets                                                2,636            3,098
                                                                                =======          =======

           Deferred tax liabilities:
           -  Government grants related to
              capital expenditures                                                 (894)            (941)
           -  Other temporary differences                                          (198)            (212)
                                                                               ---------         --------
           Total deferred tax liabilities                                        (1,092)          (1,153)
                                                                                --------          -------
           Net deferred tax assets                                                1,544            1,945
                                                                                =======          =======

           A valuation allowance has been established principally for the tax loss carryforwards, allowance for doubtful accounts, provision for termination indemnities of sales representatives and for contingencies of certain subsidiaries.

           The valuation allowance for deferred tax assets as of December 31, 2002 and 2001 was 2,936 and 3,020, respectively. The net change in the total valuation allowance for the years ended December 31, 2002 and 2001 was a decrease of 84 and an increase of 669, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and the tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods during which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2002. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

           Net deferred income tax assets is included in the consolidated balance sheets as follows:


           2002                                                Current      Non current            Total
           ----                                                -------      -----------            -----
           Gross deferred tax assets                            3,238             2,334            5,572
           Valuation allowance                                 (1,382)           (1,554)          (2,936)
                                                             ---------         ---------        ---------
           Net deferred tax assets                              1,856               780            2,636
           Deferred tax liabilities                               (34)           (1,058)          (1,092)
                                                           -----------         ---------        ---------
           Net deferred tax assets (liabilities)                1,822              (278)           1,544
                                                             ========         ==========       =========


           2001                                                Current      Non current            Total
           ----                                                -------      -----------            -----

           Gross deferred tax assets                            3,888             2,230            6,118
           Valuation allowance                                 (1,727)           (1,293)          (3,020)
                                                               ------            ------           ------
           Net deferred tax assets                              2,161               937            3,098
           Deferred tax liabilities                              (143)           (1,010)          (1,153)
                                                              --------           -------         --------
           Net deferred tax assets (liabilities)                2,018               (73)           1,945
                                                              =======         ==========         =======


           The tax loss carryforwards of the Group total 1,899 and expire as follows:
                2003                                                                                  81
                2004                                                                                  31
                2005                                                                                 537
                2006                                                                                 734
                2007                                                                                 516
                                                                                                 -------
                Total                                                                              1,899
                                                                                                  ======


           Losses may be carried forward for five years from the year of declaration for offset against IRPEG taxes only.

15.        Salaries, wages and related liabilities
           Salaries, wages and related liabilities are analyzed as follows:

                                                                                   2002             2001
                                                                                   ----             ----
           Salaries and wages                                                     7,641            6,289
           Social security contributions                                          5,352            5,822
           Vacation accrual                                                       1,715            1,483
                                                                               --------          -------
           Total                                                                 14,708           13,594
                                                                                =======           ======

16.        Long-term debt
           Long-term debt is secured by mortages on the Group's properties for a total of 2,169 (2,169 at December 31, 2001). Long-term debt at
           December 31, 2002 and 2001 consists of the following:

                                                                                   2002             2001
                                                                                   ----             ----

           3.5% long-term debt payable in semi-annual
           installments with final payment due August 24, 2004                    2,762            4,022

           3.7% long-term debt payable in semi-annual
           installments with final payment due June 30, 2003                         83              244

           2.25% long-term debt payable in annual installments
           with final payment due May 30, 2015                                    2,166                -
                                                                                -------       ----------
           Total long-term debt                                                   5,011            4,266
           Less current installments                                             (1,437)          (1,007)
                                                                               ---------         -------
           Long-term debt, excluding current installments                         3,574            3,259
                                                                                =======          =======

           Loan maturities after 2003 are summarized below:
           2004                                                 1,408
           2005                                                     -
           2006                                                   192
           2007                                                   197
           Thereafter                                           1,777
                                                              -------
           Total                                                3,574
                                                              =======

           At December 31, 2002 long-term debt denominated in foreign currencies amounts to 2,762 (4,022 at December 31, 2001).

           Interest expenses related to long-term debt for the years ended December 31, 2002, 2001 and 2000 were 202, 162 and 41 respectively.

17.        Minority interest
           Minority interest shown in the accompanying consolidated balance sheet at December 31, 2002 of 499 (1,455 at December 31, 2001).

18.        Employee stock option plan
           In February 1994 the Company adopted an employee stock option plan (the "Plan") pursuant to which managers and certain key employees of the Group may be granted options to purchase an aggregate of up to 1,680,000 ordinary shares from the Company at an exercise price per share equal to 95% of the May 1993 initial public offering price, or euro 5,49 per share (US$ 5,75 at December 31, 2002 exchange rate). Employees receiving options may exercise such options over four years during exercise periods from May 15 to May 31, as follows: (i) with respect to 25% of the options, in the year in which they were granted; (ii) with respect to 35% of the options, in the second year thereafter; and (iii) with respect to the remaining 40% of the options, in the fourth year thereafter. Following each exercise period, the Company must seek shareholder approval, of at least 50% plus one share of outstanding shares, to increase its capital and to comply with certain requirements of Italian law, after which the ordinary shares may be delivered. The shareholder approval is considered perfunctory as Mr. Natuzzi and his family own more than 50% of the outstanding shares.

           A summary of the status of the Plan as of December 31, 2000 and changes during the year ended on this date is presented below:

                                                                                                Exercise
                                                                                    Shares      price
                                                                                  ----------   ---------
           Outstanding at the beginning of the year                                 56,640          5,49
           Granted                                                                       -             -
           Exercised                                                               (56,640)         5,49
           Forfeited                                                                     -             -
                                                                                ------------
           Outstanding at the end of the year                                            -
                                                                                ============
           No option are outstanding or exercitable at December 31, 2002 or 2001.

19.        Shareholders' equity
           The share capital is owned as follows:


                                                                                   2002             2001
                                                                                   ----             ----
           Mr. Pasquale Natuzzi                                                   45.3%            45.3%
           Miss Anna Maria Natuzzi                                                 2.4%             2.4%
           Mrs. Annunziata Natuzzi                                                 2.4%             2.4%
           Public investors                                                       45.0%            45.0%
           Treasury shares                                                         4.9%             4.9%
                                                                                -------         --------
                                                                                   100%           100.0%
                                                                                 ======           ======

           An analysis of the reserves follows:

                                                                                   2002             2001
                                                                                   ----             ----

           Treasury shares reserve                                               37,828           37,828
           Legal reserve                                                          3,824            1,110
           Monetary revaluation reserve                                           1,344            1,344
           Government capital grants reserve                                     30,075           30,075
                                                                               --------         --------
           Total                                                                 73,071           70,357
                                                                                =======           ======

           On December 18, 2001 the shareholders of the Company approved a capital increase from 3,714 to 57,526 through the utilization of retained earnings. As a consequence, the par value of the ordinary share changed from lire 125 to lire 1,936.27 or euro 1. This change did not affect the number of ordinary shares issued at December 31, 2001 (57,525,528).

           In July 2000, the shareholders of the Company approved a share repurchase program to buy-back up to 4 million shares or 51,646. The Company spent 23,234 in 2000 and 14,594 in 2001 to repurchase shares. The Company repurchased 1,782,700 shares in 2000 at an average cost of US$ 11.3 per share and 1,061,200 shares in 2001 at an average cost of US$ 12.3 per share. As of December 31, 2002 the repurchase program is expired. Under Italian GAAP, the purchase of shares was accounted for as a non-current assets and an amount equal to the cost of shares acquired was reclassified from retained earnings to an undistributed treasury shares reserve.

           Italian law requires that 5% of net income of the parent company and each of its consolidated subsidiaries be retained as a legal reserve, until this reserve is equal to 20% of the issued share capital of each relevant company. The legal reserve may be utilized to cover losses and the portion which exceeds 20% of the issued share capital is distributable as dividends. The combined legal reserves totalled 6,737 and 3,834 at December 31, 2002 and 2001, respectively.

           As of December 31, 2002, taxes that would be due on distribution of the portion of shareholders' equity equal to unremitted earnings of foreign subsidiaries is approximately 450 (310 at December 31, 2001). The Group has not provided for such taxes as the likelihood of distribution is remote and such earnings are deemed to be permanently reinvested.

           As of December 31, 2002, there are no taxes due on distribution of the portion of shareholders' equity equal to retained earnings and government capital grants reserve.

20.        Commitments and contingent liabilities
           Several companies of the Group lease manufacturing facilities under non-cancellable lease agreements with expiration dates through 2007. Rental expense recorded for the years ended December 31, 2002, 2001 and 2000 was 2,384, 2,057 and 1,031, respectively. As of December 31, 2001, minimum annual rental commitments are as follows:

           2003                                           5,006
           2004                                             881
           2005                                             466
           2006                                             375
           2007                                             249
           Thereafter                                       191
                                                          -----
           Total                                          7,168
                                                          =====

           Some banks have provided guarantees at December 31, 2002 to secure payments to several suppliers of leather and fabric hides amounting to 4,408 (4,407 at December 31, 2001). These guarantees are unsecured and have various maturities extending through December 2003.

           VAT reimbursed by tax authorities during 2002 and in prior years is secured by surety bonds for 117 (173 at December 31, 2001) from certain financial institutions. These surety bonds are unsecured and will expire after a maximum period of up to two years or when the tax authorities perform the final review of VAT claim requests.

           In December, 1996, the Company and the `Contract Planning Service' of the Italian Ministry of the Budget signed a `Program Agreement' with respect to the `Natuzzi 2000 project'. In connection with this project, the Natuzzi Group has planned a multi-faceted program of industrial investments for the production of upholstered furniture. Investments are projected to total approximately 232,160. According to the agreement, the Italian government will contribute 106,227. Receipt of the Italian governments funds is based upon, among other things, the Group constructing facilities in accordance with certain specifications and maintaining a minimum number of employees.

           During 1997 the Group received under the aforementioned project capital grants for 27,139. Capital expenditures under the Natuzzi 2000 project amounted to approximately 70,755 at December 31, 2002 (70,755 at December 31, 2001). The capital grants are secured by surety bonds for 26,041 from a bank. These surety bonds are unsecured and will expire when the Italian Ministry of Budget releases the final approvals of all investments made.

           The Group is also involved in a number of claims (including tax claims) and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters, after considering amounts accrued, will not have a material adverse effect on the Group's consolidated financial position or results of operations.

21.        Segmental and geographical information
           The Group operates in a single industry segment, that is, the design, manufacture and marketing of contemporary and traditional leather- and fabric-upholstered furniture. It offers a wide range of upholstered furniture for sale, manufactured in production facilities located in Italy.

           Net sales of upholstered furniture analyzed by coverings are as follows:

                                                                  2002             2001             2000
                                                                  ----             ----             ----
           Leather-upholstered furniture                      623,755           624,411          559,720
           Fabric-upholstered furniture                       110,997            89,628           69,582
                                                            ---------         ---------        ---------
           Total                                              734,752           714,039          629,302
                                                            =========           =======          =======

           Within leather- and fabric-upholstered furniture, the Company offers furniture in the following categories: stationary furniture (sofas, loveseats and armchairs), sectional furniture, motion furniture, sofa beds and occasional chairs, including recliners and massage chairs.

           The following tables provide information about net sales of upholstered furniture and of long-lived assets by geographical location. Net sales are attributed to countries based on the location of customers. Long-lived assets consist of property, plant and equipment.

           Sales of upholstered furniture                         2002             2001             2000
                                                                  ----             ----             ----
           United States                                      330,575           317,927          294,250
           Italy                                               76,145            72,623           69,074
           England                                             56,196            51,457           43,140
           Germany                                             37,936            39,985           36,149
           Canada                                              32,586            35,581           21,483
           France                                              24,370            19,077           11,275
           Belgium                                             17,354            21,060           21,708
           Holland                                             16,858            23,294           21,164
           Ireland                                             16,816            11,509            4,855
           Norway                                              13,281            12,048           11,878
           Australia                                           13,186            12,054           12,700
           Other countries (none greater than 2%)              99,449            97,424           81,626
                                                            ---------         ---------        ---------
                                                              734,752           714,039          629,302
                                                             ========         =========          =======



           Long lived assets                                                       2002             2001
                                                                                   ----             ----

           Italy                                                                164,042          129,998
           United States of America                                              22,576           29,270
           Romania                                                               21,159            5,352
           Brazil                                                                12,380           11,433
           China                                                                  6,348            6,379
           Spain                                                                  1,214               25
           Other countries                                                        1,173              656
                                                                             ----------       ----------
           Total                                                                228,892          183,113
                                                                               ========          =======

           In addition, the Group also sells minor amounts of excess polyurethane foam, leather by-products and some furniture pieces (coffee table, lamps and rugs) which, for 2002, 2001 and 2000 totaled 70,391, 72,109 and 59,178, respectively.

           No single customer accounted for more than 5% of net sales in 2002, 2001 or 2000.

22.        Cost of sales
           Cost of sales is analyzed as follows:

                                                                  2002             2001             2000
                                                                  ----             ----             ----
           Opening inventories                                 87,895            73,644           53,301
           Purchases                                          338,484           366,398          303,775
           Labor                                              106,954            98,102           87,595
           Third party manufacturers                           38,572            44,656           35,932
           Other manufacturing costs                           29,599            25,184           19,336
           Closing inventories                                (84,081)          (87,895)         (73,644)
                                                             --------          --------         --------
           Total                                              517,423           520,089          426,295
                                                             ========          ========         ========
23.        Other income (expense), net
           Other income (expense), net is analyzed as follows:

                                                                  2002             2001             2000
                                                                  ----             ----             ----

           Interest income                                      5,423             5,987            6,585
           Interest expense and bank commissions               (3,870)           (3,701)            (598)
                                                             --------          --------         --------
           Interest income, net                                 1,553             2,286            5,987
                                                             --------          --------         --------

           Gains (losses) on foreign exchange, net              7,254            (5,311)         (30,359)
           Unrealized exchange
              gains (losses) on domestic currency swaps         2,021              (902)           2,101
                                                             --------          --------         --------
           Gains (losses) on foreign exchange                   9,275            (6,213)         (28,258)
                                                             --------          --------         --------
           Gains on securities, net                                 -                79                -
           Other, net                                           3,723             3,623              424
                                                             --------          --------         --------
           Total                                               14,551              (225)         (21,847)
                                                              =======         =========          ========

           Gains (losses) on foreign exchange are related to the following:

                                                                  2002             2001             2000
                                                                  ----             ----             ----

           Net realized gains (losses) on
                domestic currency swaps                        10,930           (12,239)         (32,154)
           Net realized gains (losses) on accounts
                receivable and payables                        (8,835)           (1,545)           5,071
           Net unrealized gains (losses) on
                accounts receivable and payable                 5,796             8,473           (3,276)
           Exchange difference loss on translation
                of foreign financial statements                  (637)                -                -
                                                             --------          --------         --------
           Total                                                7,254            (5,311)         (30,359)
                                                              =======          ========         ========

           Other, net consists of the following:

                                                                  2002             2001             2000
                                                                  ----             ----             ----

           Tax liabilities settlements                           (481)                -                -
           Tax refund                                           1,314                 -                -
           Employment incentive grants                              -             2,259                -
           Other, net                                           2,890             1,364              424
                                                             --------          --------         --------
           Total                                                3,723             3,623              424
                                                              =======             =====            =====

           Tax liabilities settlement
           During 2002 the Group settled certain of its tax claims.


           Tax refund
           During 2002, the Company obtained from tax authorities a refund of 1,314 for taxes not due on a portion of income related to 1993, as these amounts were never recorded as a receivable, the Company recorded such amounts in the statement of earnings.


           Employment incentive grants
           The Company and certain subsidiaries, on the basis of regional laws, received from the regional agencies employment incentives in the form of grants for new permanent employees and subsidies of up to 100% of the cost of training courses for permanent and temporary employees. The incentives received were related to prior years. For the year ended December 31, 2001 these incentives amounted to 2,259.

24.        Financial instruments and risk management
           A significant portion of the Group's net sales, but only approximately 30% of its costs, are denominated in currencies other than the euro, in particular the U.S. dollar. The remaining costs of the Group are denominated principally in euro. Consequently, a significant portion of the Group's net revenues are exposed to fluctuations in the exchange rates between the euro and such other currencies. The Group uses forward exchange contracts (known in Italy as domestic currency swaps) to reduce its exposure to the risks of short-term declines in the value of its foreign currency-denominated revenues. The Group uses such domestic currency swaps to protect the value of its foreign-currency denominated revenues, and not for speculative or trading purposes.

           The Group is exposed to credit risk in the event that the counter parties to the domestic currency swaps fail to perform according to the terms of the contracts. The contract amounts of the domestic currency swaps described below do not represent amounts exchanged by the parties and, thus, are not a measure of the exposure of the Group through its use of those financial instruments. The amounts exchanged are calculated on the basis of the contract amounts and the terms of the financial instruments, which relate primarily to exchange rates. The immediate credit risk of the Group's domestic currency swaps is represented by the unrealized gains on the contracts. Management of the Group enters into contracts with creditworthy counter-parties and believes that the risk of material loss from such credit risk to be remote. The table below summarizes in euro equivalent the contractual amounts of forward exchange contracts used to hedge principally future cash flows from accounts receivable and sales orders at December 31, 2002 and 2001:


                                                                                   2002             2001
                                                                                   ----             ----
           U.S. dollars                                                         117,050          121,811
           British pounds                                                        22,650           19,267
           Canadian dollars                                                      14,937           17,869
           Australian dollars                                                     9,579            6,714
           Japanese yen                                                           2,863            3,644
           Swiss francs                                                           2,844            2,416
                                                                                -------          -------
           Total                                                                169,923          171,721
                                                                                =======          =======

           The following table presents information regarding the contract amount in euro equivalent amounts and the estimated fair value of all of the Group's forward exchange contracts. Contracts with unrealized gains are presented as `assets' and contracts with unrealized losses are presented as `liabilities'.

                                                      2002                              2001
                                            Contract       Unrealized          Contract       Unrealized
                                            amount         gains (losses)      amount         gains (losses)
                                            --------       -------------        ---------     -------------
           Assets                            156,983           14,880            66,771            1,450
           Liabilities                        12,940             (588)          104,950           (3,009)
                                            --------          -------           -------           ------
                                             169,923           14,292           171,721           (1,559)
                                             =======          =======           =======         ========

           At December 31, 2002, these forward exchange contracts had a net unrealized gain of 14,292, of which 9,251 related to accounts receivable, 3,020 related to existing sales commitments and 2,021 related to anticipated commitments at year-end. The Company recorded all these amounts, except for 3,020 relating to existing sales commitments.

           At December 31, 2001, the forward exchange contracts had a net unrealized loss of 1,559, of which 407 related to accounts receivable, 250 related to existing sales commitments and 902 related to anticipated commitments at year-end. The Company recorded all these amounts, except for 250 relating to existing sales commitments.

           The carrying value of forward exchange contracts is determined based on the unrealized loss and gain of such contracts recorded in the consolidated financial statements. Unrealized gains (losses) on forward exchange contracts is determined by using residual maturity rate.

25.        Fair value of financial instruments
           The following table summarizes the carrying value and the estimated fair value of the Group's other financial instruments:

                                                       2002                                2001
                                              ------------------------           -----------------------------
                                              Carrying          Fair             Carrying          Fair
                                              value             value             value            value
                                              -----             -----             -----            -----
           Assets:
           -    Marketable debts securities       26               26                27               27
           -    Treasury shares               37,828           27,552            37,828           47,242
           Liabilities:
           -    Long-term debt                 5,011            4,100             4,266            3,942

           Cash and cash equivalents, receivables, payables and short-term borrowings approximate fair value because of the short maturity of these instruments.

           Market value for quoted marketable debt securities is represented by the securities exchange prices at year-end. Market value for unquoted securities is represented by the prices of comparable securities, taking into consideration interest rates, duration and credit standing of the issuer.

           Fair value of the long-term debt is estimated based on cash flows discounted using current rates available to the Company for borrowings with similar maturities.

26. Application of generally accepted accounting principles in the United States of America
           The established accounting policies followed in the preparation of the consolidated financial statements (Italian GAAP) vary in certain significant respects from those generally accepted in the United States of America (US GAAP).

           Those differences which have a material effect on net earnings and/or shareholders' equity are as follows:

           (a) Certain property, plant and equipment have been revalued in accordance with Italian laws. The revalued amounts are depreciated for Italian GAAP purposes. US GAAP does not allow for such revaluations, and depreciation is based on historical costs. The revaluation primarily relates to industrial buildings.

           (b) The Company in connection with its hedging activities employing forward exchange contracts defers net unrealized foreign exchange gains and losses related to future sales for which commitments are received at the balance sheet date. The Company defines such commitments for Italian GAAP purposes as sales orders on hand and customers' indications of future purchases as of the balance sheet date which are confirmed by sales orders within a designated time period subsequent to year end. Unrealized gains and losses on forward exchange contracts not designated to cover accounts receivable or future sales commitments are recognized in the consolidated statement of earnings. See notes 3 (a) and (b) for the Group's accounting policy.

                Until December 31, 2000 under US GAAP, generally both unrealized foreign exchange gains and losses from foreign currency transactions were recognized in the consolidated statement of earnings unless prescriptive hedging criteria were met. Until December 31, 2000 the Company's accounting policy for US GAAP purposes was that unrealized gains and losses on forward exchange contracts were deferred only for such contracts designated to cover firmly committed transactions supported by sales orders on hand as of the balance sheet date. Accordingly, under US GAAP, unrealized gains and losses on forward exchange contracts designated to cover anticipated future sales which are not supported by sales orders on hand as of the balance sheet date were credited or charged to the consolidated statement of earnings.

           (c) Under US GAAP, SFAS 133 established comprehensive accounting and reporting standards for derivative instruments and hedging activities. SFAS 133 requires that an entity record all derivatives, freestanding and certain embedded derivatives, as either assets or liabilities in the statement of financial position. This statement also defines and allows companies to apply hedge accounting to its designated derivatives under certain instances, provided an entity meets the strict documentation criteria of SFAS 133. It also requires that all derivatives be marked to market on an ongoing basis. Along with the derivatives, in the case of qualifying hedges, the underlying hedges items, are also to be marked to market. These market value adjustments are to be included either in the income statement or other comprehensive income, depending on the nature of the hedged transaction.

                The Company is not currently qualifying for hedge criteria under SFAS 133. In particular, the Company does not formally document all relationships between its hedging instruments (forward exchange contracts known in Italian financial markets as domestic currency swaps) and its hedged items which includes linking all derivatives that are designated as foreign-currency hedges to specific accounts receivable on the balance sheet or to specific firm committents or forecasted transactions. The Company also does not formally assess, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging its transactions are highly effective in offsetting changes in fair values of its hedged items. As a result under US GAAP, at December 31, 2002 and 2001 the Company accounted all its derivative financial instruments at their fair value and all its accounts receivable in foreign currency were remeasured at year end exchange rates. Therefore, at December 31, 2002 the Company recorded in the US GAAP shareholders' equity and net earnings a gain of 2,713 and 3,783, respectively.

           (d) Until December 31, 2000 government grants related to capital expenditures were recorded, net of tax, within reserves in shareholders' equity (see note 3 (m)). For US GAAP purposes, such grants would be classified either as a reduction of the cost of the related fixed asset or as a deferred credit and amortized to income over the estimated useful lives of the assets. The adjustments to net income represent the annual amortization of the capital grants based on the estimated useful life of the related fixed assets. The adjustments to shareholders' equity are to reverse the amounts of capital grants credited directly to equity for Italian GAAP purposes, net of the amounts of amortization of such grants for US GAAP purposes. In 1995 and 1997, the Group received certain grants relating to fixed assets acquired between 1989 and 1997 with various useful lives. For US GAAP purposes, the Group is amortizing such grants over the remaining useful lives of the assets to which the grants relate.

           (e) The Company does not record the compensation cost resulting from the granting of share options. For US GAAP purposes, this intrinsic value (resulting from the excess of the market price of the underlying shares at the date of grant over the exercise price) is being recognized as compensation cost in the consolidated statement of earnings over the vesting period of the options. For US GAAP purposes, in 2000 the Company recorded a charge of 166. No expense was recorded in 2001 and 2002.

           (f) As indicated in note 19, during 2001 and 2000 the Company repurchased its common shares for a cash consideration of 37,828. Under Italian GAAP, the purchase of these shares was accounted for as non-current assets and under US GAAP, the cost of the acquired shares is reflected as a reduction from shareholders' equity.

           (g) Under Italian GAAP the Group recognizes sales revenue, and accrued costs associated with the sales revenue, at the time products are shipped from its manufacturing facilities located in Italy and abroad. A significant part of the products are shipped from factories directly to customers under terms that risks and ownership are transferred to the customer when the customer takes possession of the goods. These terms are `delivered duty paid', `delivered duty unpaid', `delivered ex quay' and `delivered at customer factory'. Delivery to the customer generally occurs within one to six weeks from the time of shipment.

                Accounting principles generally accepted in the United States of America (US GAAP) state that revenue should not be recognized until it is realized or realizable and earned, which is generally at the time delivery to the customer occurs and the risks of ownership pass to the customer. Accordingly, the Italian GAAP for revenue recognition is at variance with US GAAP. As a consequence, the principal effects of this variance on the accompanying consolidated balance sheet as of December 31, 2002 and 2001 and related consolidated statement of earnings for each of the years in the two-year period ended December 31, 2002 are indicated below:

                                                                 2002              2001        Variation
                                                              Effects           Effects          Effects
                                                             Increase          Increase         Increase
                Consolidated balance sheet                 (Decrease)        (Decrease)       (Decrease)
                                                           ----------        -----------      ----------
                Trade receivables, net                        (48,004)          (34,457)         (13,547)
                Inventories                                    30,867            22,810            8,057
                                                            ---------          --------        ---------
                Total effect on current assets (a)            (17,137)          (11,647)          (5,490)
                                                            ==========          =======        =========

                Accounts payable-trade                         (6,240)           (4,615)          (1,625)
                Income taxes                                   (2,288)           (1,547)            (741)
                                                            ----------         ---------       ----------
                Total effect on current liabilities (b)         (8,528)          (6,162)          (2,366)
                                                             ==========        =========        =========

                Total effect on shareholders' equity (a-b)     (8,609)           (5,485)          (3,124)
                                                             =========         ========         =========



                                                           2002              2001
                                                           Effects           Effects
                                                           Increase          Increase
                                                           (Decrease)        (Decrease)
                                                           -----------       -----------
                Consolidated statement of earnings
                Net sales                                     (13,547)          (34,457)
                Cost of sales                                   8,057            22,810
                Gross profit                                   (5,490)          (11,647)
                Selling expenses                               (1,625)           (4,615)
                Operating income                               (3,865)           (7,032)
                Income taxes                                     (741)           (1,547)
                Total effect on net earnings                   (3,124)           (5,485)
                                                              ========          ========

           (h) In 2001, the Company translated the financial statement of a foreign subsidiary which operates in a highly inflationary economy at (i) year-end exchange rate for assets and liabilities, (ii) historical exchange rates for share capital and retained earnings, and (iii) average exchange rates during the year for statements of earnings. The resulting exchange differences on translation were recorded as a direct adjustment to shareholders' equity. A highly inflationary economy is one that has cumulative inflation of approximately 100 percent or more over a 3-year period. Under US GAAP the financial statements of this subsidiary should be translated at (a) year-end exchange rate for monetary assets and liabilities (b) historical exchange rates for non monetary assets and liabilities (for example fixed assets or long term debt) as well as for share capital, reserves and retained earnings (c) average exchange rates during the year for revenues and expenses recorded in the statement of earnings. The resulting exchange differences on translation adjustment should be recorded in the statement of earnings. Therefore for US GAAP purposes, in 2001 the Company recorded a net gain of 307.

           (i) Under Italian GAAP the Company amortizes the goodwill, included the one resulted from the business acquisition completed after July 1, 2001, on a straight-line basis over a period of five years. US GAAP state that goodwill acquired in a purchase business combination completed after July 1, 2001 has an indefinite useful life and therefore it is no longer amortized, but instead tested for impairment at least annually in accordance with provisions of SFAS N. 142. For US GAAP purposes, in 2002 and 2001 the Company recorded in net earnings 105 and 86, respectively, to eliminate the goodwill amortization recorded under Italian GAAP. For US GAAP purposes as of December 31, 2002 the Company has 528 of goodwill which will no longer be depreciated. Reported net earnings and basic and diluted earnings per share excluding the impact of amortization of goodwill, for all periods presented would have been as follows:


                Net Earnings                                           2002         2001           2000
                ------------                                           ----         ----           ----
                Net earnings under US GAAP, as reported              91,994        71,057         81,740
                Add. Amortization of goodwill                           116           116            286
                                                                        ---           ---            ---
                Net earnings under US GAAP, adjusted                 92,110         71,173        82,026
                                                                     ======         ======        ======
                Basic and diluted earning per share
                Net earnings under US GAAP, as reported        (euro) 1,680  (euro) 1,290   (euro) 1,430
                Add. Amortization of goodwill                  (euro) 0,002  (euro) 0,001   (euro) 0,001
                                                               ------------  ------------   ------------
                Net earnings under US GAAP, adjusted            (euro)1,682  (euro) 1,291   (euro) 1,431
                                                                ===========  ============   ============


         The calculation of net earnings and shareholders' equity substantially in conformity with U.S. GAAP is as follows:



           Reconciliation of net earnings:
                                                                  2002             2001             2000
                                                                  ----             ----             ----
           Net earnings under Italian GAAP                     91,438            75,657           79,155
           Adjustments to reported income:
           (a) Revaluation of property,
                plant and equipment                                44                53               53
           (b) Unrealized gains on foreign exchange                 -               123            2,204
           (c) Derivative and hedging activities                3,783            (1,070)               -
           (d) Government grants                                1,269             1,269            1,546
           (e) Employee share option
                compensation                                        -                 -             (166)
           (g) Revenue recognition                             (3,865)           (7,032)               -
           (h) Highly inflationary economy                          -               307                -
           (i) Goodwill                                           105                86                -
           Effect of minority interests on
                US GAAP adjustments                                 -                (2)              (1)
           Tax effect of US GAAP adjustments                     (780)            1,666           (1,051)
                                                              --------         --------         --------
           Approximate net earnings in
                conformity with US GAAP                        91,994            71,057           81,740
                                                               ======            ======           ======
           Basic and diluted earnings per share in
                conformity with US GAAP                   (euro) 1,68       (euro) 1,29      (euro) 1,43
                                                          ===========       ===========      ===========

           Reconciliation of shareholders' equity:

                                                                                   2002             2001
                                                                                   ----             ----

           Shareholders' equity under Italian GAAP                              495,808          428,462
           (a) Revaluation of property, plant and equipment                        (698)            (742)
           (c) Derivative and hedging activities                                  2,713           (1,070)
           (d) Government grants                                                (19,893)         (21,162)
           (f) Treasury shares                                                  (37,828)         (37,828)
           (g) Revenue recognition                                              (10,897)          (7,032)
           (i) Goodwill                                                             191               86
           Tax effect of US GAAP adjustments                                      2,919            3,699
                                                                               --------        ---------
           Approximate shareholders' equity
           in conformity with US GAAP                                           432,315          364,413
                                                                                =======          =======

           Accounting for Stock-Based Compensation

           The Company has elected to continue to apply the provisions of Accounting Principles Board (`APB') Opinion No. 25, Accounting for Stock Issued to Employees, and provide the pro forma disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation. The weighted-average fair value of each option granted by the Company during 1996 was estimated on the grant date at euro 32.28 using the Black-Scholes option pricing model with the following weighted-average assumptions: dividend yield of 0.6%; expected volatility of 25%; risk-free interest rate of 7.29%; and expected lives of 2.55 years. Had compensation cost for the Company's Plan, for US GAAP purposes, been determined consistent with SFAS No. 123, the Company's US GAAP net earnings and earnings per share for the year ended December 31, 2000 would materially approximate the actual amounts presented in the reconciliation.

           Comprehensive Income

           The Company has adopted SFAS No. 130, Reporting Comprehensive Income, which established standards for the reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income/(loss) generally encompasses all changes in shareholders' equity (except those arising from transactions with owners). The Company's comprehensive income does not differ from net income.

           Goodwill and Other Intangible Assets

           Goodwill represents the excess of costs over fair value of assets of businesses acquired. The Company adopted the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, as of January 1, 2002. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets.

           In connection with SFAS No. 142's transitional goodwill impairment evaluation, the Statement required the Company to perform an assessment of whether there was an indication that goodwill is impaired as of the date of adoption. To accomplish this, the Company was required to identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. The Company was required to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit within six months of January 1, 2002. To the extent the carrying amount of a reporting unit exceeded the fair value of the reporting unit, the Company would be required to perform the second step of the transitional impairment test, as this is an indication that the reporting unit goodwill may be impaired. The second step was required for one reporting unit. In this step, the Company compared the implied fair value of the reporting unit goodwill with the carrying amount of the reporting unit goodwill, both of which were measured as of the date of adoption. The implied fair value of goodwill was determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS No. 141, Business Combinations. The residual fair value after this allocation was the implied fair value of the reporting unit goodwill. The implied fair value of this reporting unit exceeded its carrying amount and the Company was not required to recognize an impairment loss.

           Prior to the adoption of SFAS No. 142, goodwill was amortized on a straight-line basis over the expected periods to be benefited, generally 5 years, and assessed for recoverability by determining whether the amortization of the goodwill balance over its remaining life could be recovered through undiscounted future operating cash flows of the acquired operation. All other intangible assets were amortized on a straight-line basis over a period of 5 years. The amount of goodwill and other intangible asset impairment, if any, was measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds.

           SFAS No. 143:

           In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations (SFAS No. 143). SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Company also records a corresponding asset which is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS No. 143 on January 1, 2003. Application of this statement will not have a significant impact on the consolidated financial statements of the Company.

           SFAS No. 145:

           In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 amends existing guidance on reporting gains and losses on the extinguishment of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. SFAS No. 145 also amends SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of the Statement related to the rescission of Statement No. 4 is applied in fiscal years beginning after May 15, 2002. Earlier application of these provisions is encouraged. The provisions of the Statement related to Statement No. 13 were effective for transactions occurring after May 15, 2002, with early application encouraged. The adoption of SFAS No. 145 will not have a material effect on the consolidated financial statements of the Company.

           SFAS No. 146:

           In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of SFAS No. 146 is not expected to have a material effect on the consolidated financial statements of the Company.

           SFAS No. 148:

           In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123. This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002. The Company does not have any impact due to the issuance of this statement, as it does not have any stock options outstanding as of December 31, 2002.

           FASB interpretation No. 45:

           In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Company's financial statements. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002 and the adoption of No. 145 Interpretation does not have any impact on recognition of liabilities and any material impact on the disclosures.

           FASB interpretation No. 46:

           In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities (VIE), an interpretation of ARB No. 51. This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. For nonpublic enterprises, such as the Company, with a variable interest in a variable interest entity created before February 1, 2003, the Interpretation is applied to the enterprise no later than the end of the first annual reporting period beginning after June 15, 2003. The application of this Interpretation is not expected to have a material effect on the consolidated financial statements of the Company. The Interpretation requires certain disclosures in financial statements issued after January 31, 2003 if it is reasonably possible that the Company will consolidate or disclose information about variable interest entities when the Interpretation becomes effective. The Company does not believe that it has any VIE for consolidation.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   Natuzzi S.P.A.
                                                   (Registrant)




                                         By  /s/ Pasquale Natuzzi
                                            -----------------------------------
                                             Pasquale Natuzzi
                                             Chairman of the Board of Directors
                                             and Chief Executive Officer
           Date: June 30, 2003

CERTIFICATIONS


I, Pasquale Natuzzi, certify that:

1.   I have reviewed this annual report on Form 20-F of Natuzzi S.p.A.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weakness in internal controls; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


 /s/ Pasquale Natuzzi
---------------------------
Pasquale Natuzzi
Chief Executive Officer
June 30, 2003

I, Giuseppe Desantis, certify that:

1.   I have reviewed this annual report on Form 20-F of Natuzzi S.p.A.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weakness in internal controls; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.



 /s/ Giuseppe Desantis
----------------------------
Giuseppe Desantis
General Manager (principal financial officer)
June 30, 2003

Exhibit Index

1.1 English translation of the by-laws (Statuto) of the Company, as amended and restated as of July 15, 2002.

2.1 Deposit Agreement dated as of May 15, 1993, as amended and restated as of December 31, 2001, among the Company, The Bank of New York, as Depositary, and owners and beneficial owners of ADRs (incorporated by reference to the Form 20-F filed by Natuzzi S.p.A. with the Securities and Exchange Commission on July 1, 2002, file number 1-11854).

8.1  List of Significant Subsidiaries.

99.1 Certifications pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

                                                              Exhibit 1.1


                                                     Informal Translation
                                                            June 23, 2003




                  BY LAWS OF THE STOCK COMPANY "NATUZZI S.p.A."

                  INCORPORATION - PLACE OF BUSINESS - DURATION

                                    ARTICLE 1
                                    ---------

     Incorporated hereby is a stock company having the name "NATUZZI S.p.A."


                                    ARTICLE 2
                                    ---------

     The company has its legal headquarters in Bari, Corso Cavour No. 51. Secondary headquarters may be established or eliminated at other locations in Italy or abroad, pursuant to resolutions adopted at extraordinary meetings of the shareholders.

                                    ARTICLE 3
                                    ---------

     The domicile of the shareholders insofar as it concerns their relations with the Company shall be determined by the shareholders' record.

                                    ARTICLE 4
                                    ---------

     The duration of the Company lasts until December 31, 2050 and may be lengthened or shortened pursuant to resolutions of an extraordinary meeting of the shareholders.

                                    PURPOSES

                                    ARTICLE 5
                                    ---------

     The Company has as its purpose the production and marketing of sofas, arm chairs, furniture in general and decorative goods, as well as the production, processing and marketing of raw materials and semi-finished goods used therefor. The Company also has, as non-prevalent purposes and with regard to the companies constituting part of the group, the following activities:

- management of the Group's information technology, administrative and commercial systems;
-    production of hardware and software;
- consultation and implementation of issues related to management, research and development, marketing, commercial penetration, import-export activities and other business related matters;
- professional training services addressed to executives, managers, employees and workers;
- planning and realization of industrial prototypes, trademark and patents, graphics and advertising;
-    the granting of financing in any form;
-    foreign exchange transactions;
-    the collection, payment and transfer of funds;
- financial coordination; budgetary, strategic and administrative planning; coordination of purchases, product engineering and development and marketing;
- the construction, purchase, management, licensing and leasing of industrial, commercial and production premises; and

- the purchase, management, licensing and leasing of machinery, equipment and other tools.

Absolutely excluded are the following:

-    reserved professional activities;
-    engaging in reserved activities under Law No. 1 of 1991;
- engaging with the public in the activities referred to in article 4, paragraph 2, of Law No. 197/91; and
- granting of consumer credit, even if with shareholders, including grants in conformity with the provisions of the Ministry of the Treasury set forth in the Decree of September 27, 1991, published in the "Official Gazette" No. 227;

     The Company may exercise, solely within the boundaries of the Natuzzi S.p.A. Group, any activity in connection with the installation, maintenance and servicing of technical facilities and in connection with mechanical, hydraulic, thermal and electrical units, with telephone and electrical network units and with lines and transport units.

     In addition, the Company may acquire participations and interests in other companies or enterprises of any kind, in Italy or abroad, as an investment and not for trading, and may undertake all operations that the administrative body deems necessary or useful to the attainment of the purposes of the Company, including the grant of suretyships and other guaranties.

                                  SHARE CAPITAL

                                    ARTICLE 6
                                    ---------

     The Company's share capital is fifty-seven million, five hundred twenty five thousand and two hundred and fifty-eight Euros (e 57,525,528) and is divided into fifty-seven million, five hundred twenty five thousand and two hundred and fifty-eight (57,525,528) shares, each with a nominal value of one Euro (e 1.00).

                                    ARTICLE 7
                                    ---------

     Payments for the shares shall be requested by the administrative body under the terms and conditions that it deems appropriate.


                                    ARTICLE 8
                                    ---------

         The shareholders' meeting may resolve to reduce the share capital, including by assignment of corporate activities to individual shareholders who request such assignment.

                             SHAREHOLDERS' MEETINGS

                                    ARTICLE 9
                                    ---------

         The shareholders' meeting represents all of the shareholders, and its resolutions, taken pursuant to the law and these By-Laws, bind all of the shareholders, including absent and dissenting shareholders.

     The shareholders' meeting must be called at least once a year, and may be held outside of the legal headquarters including abroad in the countries of the EEC, Switzerland, Austria, the United States, Australia and Japan, within four months of the closing of the fiscal year or within six months therefrom if special reasons so require.

                                    ARTICLE 10
                                    ----------

     Each shareholder has the right to one vote per share.

                                    ARTICLE 11
                                    ----------

     The shareholders' meeting is called by the administrative body pursuant to article 2366 of the Civil Code.

     Shareholders' meetings at which are present the entire capital of the Company, the Directors and the Statutory Auditors are validly constituted even if the meetings have not been previously called.

                                    ARTICLE 12
                                    ----------

     All those whose names are inscribed in the record book of shareholders at least five days before the date fixed for the meeting may attend the shareholders' meeting. Each shareholder may appoint proxies, by means of a written proxy, as prescribed by the law.

                                    ARTICLE 13
                                    ----------

     The shareholders' meeting is presided over by the Chairman or the Vice Chairman of the Board of Directors, or, in their absence, by another person designated by the shareholders' meeting.

     The President, with agreement of the meeting, nominates a Secretary. The resolutions of the shareholders' meetings are recorded in minutes signed by the President and by the Secretary. Where required by law or when the President deems it appropriate, the minutes shall be recorded by a notary public.


                                    ARTICLE 14
                                    ----------

     Ordinary and extraordinary shareholders' meetings shall deliberate with the quorums and majorities prescribed by the law.


                               BOARD OF DIRECTORS

                                    ARTICLE 15
                                    ----------

     The Company is managed by a Board of Directors composed of seven to eleven members, who are elected at the shareholders' meeting. Directors may be elected also among non-shareholders. The Directors remain in office for three years. Directors' terms expire and they may be replaced, in accordance with the law. The shareholders' meeting that elects the Directors also establishes their number and their compensation for the entire duration of their mandate.

                                    ARTICLE 16
                                    ----------

     The Board of Directors elects, from among its members, its Chairman, if the shareholders' meeting has not already provided therefor, and, if it deems appropriate, its Vice Chairman. The Board of Directors may delegate all or part of its powers, subject to the provisions of article 2381 of the Civil Code, to one or more of its members, who assume in such case the title of Managing Directors, and fix their powers. The Board of Directors, in addition, may nominate managers and special attorneys-in-fact. The Chairman or, in his absence, the Vice Chairman, convenes and presides over the meetings of the Board.

                                    ARTICLE 17
                                    ----------

     The Board of Directors is vested with the widest powers for the ordinary and extraordinary management of the Company, without exception whatsoever, and has the power to carry out all of acts that it deems appropriate for the performance and the achievement of the purposes of the Company, excluding, however, those powers that are explicitly reserved by law to the shareholders' meeting.

     The Board of Directors therefore has the power, among others, to acquire, sell and exchange real property, to confer such property to other companies, both established and being established, to acquire participations and interests, to approve mortgage registrations, cancellations and annotations, to relinquish legal mortgages and discharge the Registrar of Real Property from liability, to settle and initiate legal proceedings, even informal mediation, in cases not forbidden by law, to authorize and to carry out transactions with banks, financial institutions and other public and private entities.

                                    ARTICLE 18
                                    ----------

     The Board of Directors meets any time that the Chairman, or who acts in his place, judges it necessary, at the legal headquarters or elsewhere, in Italy or abroad in the countries of the EEC, Switzerland, Austria, the United States, Australia or Japan.

     The Chairman also convenes the Board upon the request of at least one Director or of one regular member of the Board of Statutory Auditors. The convocation must be made by registered letter sent at least seven days prior to the day of the meeting and, in case of emergency, by a telegram sent at least three days before such date, to the domicile of each Director.

     In the absence of the foregoing formalities, the Board of Directors is otherwise deemed to be validly constituted if all of the Directors in office and the Board of Statutory Auditors are present. For the validity of the decisions of the Board of Directors, a favorable vote of the majority of the Directors present is required.

     If the number of the members of the Board is even, the Chairman's vote shall prevail in case of deadlock.

     It is permissible to hold meetings of the Board by phone or video conference, so long as all participants may be identified and are allowed to hear and participate in the discussions. Such requirements shall be verified. The meeting shall be deemed to have taken place in the place where the Chairman is located. The secretary of the meeting shall be present at the same place as the President, where it is possible to redact and sign the minutes of the meeting on the appropriate corporate book.

                                    ARTICLE 19
                                    ----------

     To the Chairman of the Board of Directors or, if the Chairman is absent or unable to fulfill his duties, to the Vice Chairman, if named, and to the Managing Director, within the powers to him conferred, is assigned the power to bind and represent the Company including in court, with the power to bring and file legal and administrative actions and petitions at each level of jurisdiction, including petitions for revocation and remand.

                           BOARD OF STATUTORY AUDITORS

                                   ARTICLE 20
                                   ----------

     The management of the Company shall be reviewed by a Board of Statutory Auditors composed of three regular members and two alternate members.

     Statutory Auditors remain in office for three years and may be reelected for additional terms.

     The shareholders' meeting that nominates the Statutory Auditors shall determine their compensation.

                                    FINANCING

                                    ARTICLE 21
                                    ----------

     Any advancements or financings that shareholders extend to the Company, proportionally to the shares registered to their respective names, shall be considered, for all legal and fiscal purposes, exclusively gratuitous.

                        FINANCIAL STATEMENTS AND PROFITS

                                    ARTICLE 22
                                    ----------

     The fiscal year ends on December 31 of each year. At the end of each fiscal year, the administrative board prepares the financial statements to be submitted to the shareholders' meeting.

                                    ARTICLE 23
                                    ----------


     Net income, less an amount equal to 5% thereof to be allocated to the legal reserve, shall be distributed among the shareholders, unless the shareholders' meeting decides to reserve it or to carry it over, in whole or in part, to subsequent fiscal years.


                                    ARTICLE 24
                                    ----------

     The payment of dividends is to be effected pursuant to the terms prescribed by the shareholders' meeting.

                           DISSOLUTION AND LIQUIDATION

                                    ARTICLE 25
                                    ----------

     Upon the occurrence, at any time and for any reason, of the dissolution of the Company, the shareholders' meeting shall establish the formalities of liquidation, nominate one or more liquidators, and determine the powers and compensation of the liquidators.

                               GENERAL PROVISIONS

                                    ARTICLE 26
                                    ----------

     For any matters not provided for in these By-Laws, reference shall be made to the outstanding provisions of applicable law.

                                                                   Exhibit 8.1

List of Significant Subsidiaries:



                                        Percentage of
Name                                    ownership         Registered office                 Activity
----                                    --------------    -----------------                 --------
Spagnesi S.p.A.                              99.95         Quarrata, Italy                      (1)
Style and Comfort S.r.l.                    100.00         Bari, Italy                          (1)
Italsofa Bahia Ltd.                          97.99         Bahia, Brazil                        (1)
Italsofa Shanghai Co. Ltd.                  100.00         Shanghai, China                      (1)
Italsofa Romania S.r.l.                     100.00         Baia Mare, Romania                   (1)
Natco S.p.A.                                 99.99         Bari, Italy                          (2)
I.M.P.E. S.p.A.                              90.83         Qualiano, Italy                      (3)
Natuzzi Americas, Inc.                      100.00         High Point, NC, U.S.A.               (4)
Natuzzi Asia Ltd.                           100.00         Hong Kong, China                     (4)
Natuzzi Iberica S.A.                        100.00         Madrid, Spain                        (4)
Natuzzi (Switzerland) AG/SA                  80.00         Kaltbrunn, Switzerland               (4)
Natuzzi Nordic                              100.00         Copenhagen, Denmark                  (4)
Natuzzi Benelux SA/NV                       100.00         Brussels, Belgium                    (4)
Castlegate 170 Ltd.                         100.00         West Thurrock, U.K.                  (4)
Natuzzi Trade Service S.r.l.                100.00         Bari, Italy                          (5)
------------------------

(1)  Manufacture and distribution
(2)  Intra-group leather dyeing and finishing
(3)  Production and distribution of polyurethane foam
(4)  Distribution
(5)  Transportation services

                                                                Exhibit 99.1


     Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002


     Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), each of the undersigned officers of Natuzzi S.p.A. (the "Company"), does hereby certify, to such officer's knowledge, that:

     The Annual Report on Form 20-F for the fiscal year ended December 31, 2002 of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Form 20-F fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: June 30, 2003


                                            /s/ Pasquale Natuzzi
                                           ----------------------------
                                     Name:  Pasquale Natuzzi
                                     Title: Chief Executive Officer
Dated: June 30, 2003


                                            /s/ Giuseppe Desantis
                                           ----------------------------
                                     Name:  Giuseppe Desantis
                                     Title: General Manager
                                            (principal financial officer)

A signed original of this written statement required by Section 906 has been provided to Natuzzi S.p.A. and will be retained by Natuzzi S.p.A. and furnished to the Securities and Exchange Commission or its staff upon request.