Form 20-F
period 2003-12-31
NATUZZI S P A
filed 2004-06-30
CIK 900391

\

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) (g) OF THE SECURITIES EXCHANGE ACT OF 1934 or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended: December 31, 2003

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Transition Period from            to

1-11854
(Commission file number)
NATUZZI S.p.A.
(Exact name of Registrant as specified in its charter)

NATUZZI S.p.A.
(Translation of Registrant’s name into English)
Italy
(Jurisdiction of incorporation or organization)
Via Iazzitiello 47, 70029 Santeramo, Italy
(Address of principal executive offices)

     Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of each class	Name of each exchange on which registered

American Depositary Shares Ordinary Shares with a par value of € 1 each	New York Stock Exchange New York Stock Exchange*

     Securities registered or to be registered pursuant to Section 12(g) of the Act: None

     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

     Outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2003:

54,681,628 Ordinary Shares

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

     Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☒

*	Not for trading, but only in connection with the registration of the American Depositary Shares

i

ii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

     Beginning for the fiscal year ended December 31, 2002, Natuzzi S.p.A. (“Natuzzi” or the “Company”) published its audited consolidated financial statements (the “Consolidated Financial Statements”) in euro, the single currency established for certain members of the European Union (including Italy) upon the commencement of the third stage of the European Monetary Union (the “EMU”) on January 1, 1999. For fiscal years ending before December 31, 2002, the Company published its audited consolidated financial statements in Italian lire, which was legal tender in Italy prior to March 1, 2002. All amounts in the Consolidated Financial Statements for each period prior to January 1, 2002 have been restated into euro amounts using the official lira-euro exchange rate as of January 1, 1999 (euro 1 is equal to lire 1,936.27).

     In this annual report, references to “€” or “euro” are to the euro; references to “lira”, “lire” or “Lit.” are to the Italian lira (singular) or to the Italian lire (plural); and references to “U.S. dollars”, “dollars”, “U.S.$” or “$” are to United States dollars.

     Amounts stated in U.S. dollars, unless otherwise indicated, have been translated from the euro amount by converting the euro amounts into U.S. dollars at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) for euro on December 31, 2003 of U.S.$ 1.2597 per euro.

     These foreign currency conversions in this annual report should not be taken as representations that the foreign currency amounts actually represent the equivalent U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated.

     The Consolidated Financial Statements included in Item 18 of this annual report are prepared in conformity with accounting principles established by, and (in the absence of such established principles) accounting principles of the International Accounting Standards Committee adopted by, the Italian accounting profession (“Italian GAAP”). These principles vary in certain significant respects from generally accepted accounting principles in the United States (“U.S. GAAP”). See Note 26 to the Consolidated Financial Statements included in Item 18 of this annual report.

     On June 7, 2002 the Company changed its name from Industrie Natuzzi S.p.A. to Natuzzi S.p.A.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

     The following table sets forth selected consolidated financial data for the periods indicated and is qualified by reference to, and should be read in conjunction with, the Company’s Consolidated Financial Statements and the notes thereto included in Item 18 of this annual report and the “Operating and Financial Review and Prospects” included in Item 5 of this annual report. The income statement and balance sheet data presented below have been derived from the Company’s Consolidated Financial Statements. The Company, together with its subsidiaries (collectively, the “Group”), is primarily engaged in the design, manufacture and marketing of contemporary and traditional leather- and fabric-upholstered furniture, principally sofas, loveseats, armchairs, sectional furniture, motion furniture and sofa beds, and living room accessories.

     The Consolidated Financial Statements from which the selected consolidated financial data set forth below has been derived were prepared in accordance with Italian GAAP, which differs in certain respects from U.S. GAAP. For a discussion of the principal differences between Italian GAAP and U.S. GAAP as they relate to the Company’s consolidated net earnings and shareholders’ equity, see Note 26 to the Consolidated Financial Statements included in Item 18 of this annual report.

	Year Ended December 31,
	2003	2003	2002	2001	2000	1999
	(millions of	(millions of euro, except per Ordinary Share and ADS amounts)(1)
	dollars, except
	per Ordinary
	Share and ADS
	amounts)(2)
Income Statement Data:
Amounts in accordance with Italian GAAP :
Net sales:
Leather- and fabric-upholstered furniture	$849.0	€674.0	€734.7	€714.0	€629.3	€524.1
Other(3)	120.4	95.6	70.4	72.1	59.2	39.7

	969.4	769.6	805.1	786.1	688.5	563.8
Cost of sales	(640.9)	(508.8)	(517.4)	(520.1)	(426.3)	(336.5)
Gross profit	328.5	260.8	287.7	266.0	262.2	227.3
Selling expenses	(225.9)	(179.3)	(145.4)	(134.8)	(109.0)	(85.0)
General and administrative expenses	(49.4)	(39.2)	(40.5)	(33.5)	(26.7)	(22.6)
Operating income	53.2	42.3	101.8	97.7	126.5	119.7
Other income (expense), net(4)	4.7	3.7	14.5	(0.2)	(21.8)	(16.8)
Earnings before taxes and minority interests	57.9	46.0	116.3	97.5	104.7	102.9
Income taxes	(10.7)	(8.5)	(25.0)	(21.9)	(25.5)	(20.3)
Earnings before minority interests	47.2	37.5	91.3	75.6	79.2	82.6
Minority interests	(0.2)	(0.2)	0.1	—	—	(0.2)
Net earnings	47.0	37.3	91.4	75.6	79.2	82.4
Net earnings per Ordinary Share and ADS	0.86	0.68	1.67	1.37	1.39	1.43
Amounts in accordance with U.S. GAAP :
Net earnings	47.9	38.0	92.0	71.1	81.7	79.4
Net earnings per Ordinary Share (basic and diluted)	$0.88	€0.70	€1.68	€1.29	€1.43	€1.38
Cash dividend per Ordinary Share	$0.17	€0.14	€0.33	€0.29	€0.29	€1.64
Weighted average number of Ordinary Shares Outstanding	54,681,628	54,681,628	54,681,628	55,027,496	57,087,391	57,468,888
Balance Sheet Data (as at December 31) :
Amounts in accordance with Italian GAAP :
Current assets	$482.6	€383.1	€402.6	€491.9	€354.2	€377.3
Non-current assets	389.6	309.3	271.9	224.9	151.7	106.8
Total assets	872.2	692.4	674.5	716.8	505.9	484.1
Current liabilities	157.7	125.2	128.7	252.5	114.0	83.3
Long-term debt	5.3	4.2	3.6	3.3	0.2	0.6
Minority interest	1.1	0.9	0.5	1.5	0.8	0.8
Shareholders’ equity	648.9	515.1	495.8	428.5	366.5	378.1
Amounts in accordance with U.S. GAAP :
Shareholders’ equity	$569.8	€452.3	€432.3	€364.4	€321.9	€354.7

(1)	The Company’s consolidated financial statements for the fiscal years ending before December 31, 2002 have been restated from lire to euro using the exchange rate of Lit. 1,936.27 per euro established in connection with the commencement of the third stage of the EMU. The Company’s consolidated financial statements reported in euro depict the same trends as would have been presented if the Company had continued to present its financial statements in lire.

(2)	Amounts are translated into U.S. dollars by converting the euro amounts into U.S. dollars at the Noon Buying Rate for euro on December 31, 2003 of U.S.$ 1.2597 per euro.

(3)	Sales included under “Other” principally consist of sales of polyurethane foam and leather to third parties.

(4)	Other income (expense), net is principally affected by gains and losses, as well as interest income and expenses, resulting from measures adopted by the Company in an effort to reduce its exposure to exchange rate risks. See Item 5, “Operating and Financial Review and Prospects — Results of Operations — 2003 Compared to 2002”, Item 11, “Quantitative and Qualitative Disclosures about Market Risk” and Notes 3, 23 and 24 to the Consolidated Financial Statements included in Item 18 of this annual report.

Exchange Rates

     Fluctuations in the exchange rates between the euro and the U.S. dollar will affect the U.S. dollar amounts received by owners of American Depositary Shares (“ADSs”) on conversion by the Depositary (as defined below) of dividends paid in euro on the Ordinary Shares represented by the ADSs.

     In addition, most of the Group’s costs are denominated in euro, while a substantial portion of its revenues is denominated in currencies other than the euro, including the U.S. dollar in particular. Accordingly, in order to protect the euro value of its foreign currency revenues, the Group engages in transactions designed to reduce its exposure to fluctuations in the exchange rate between the euro and such foreign currencies. See Item 5, “Operating and Financial Review and Prospects — Results of Operations — 2003 Compared to 2002” and Item 11, “Quantitative and Qualitative Disclosures about Market Risk”.

     The following table sets forth the Noon Buying Rate for the euro expressed in U.S. dollars per euro.

Year:	Average(1)	At Period End
1999	1.0588	1.0070
2000	0.9207	0.9388
2001	0.8909	0.8901
2002	0.9495	1.0485
2003	1.1411	1.2597

Month ending:	High	Low
December 31, 2003	1.2597	1.1956
January 31, 2004.	1.2853	1.2389
February 28, 2004	1.2848	1.2426
March 31, 2004	1.2431	1.2088
April 30, 2004	1.2358	1.1802
May 31, 2004	1.2274	1.1801

(1)	The average of the Noon Buying Rates for the relevant period, calculated using the average of the Noon Buying Rates on the last business day of each month during the period.

     The effective Noon Buying Rate on June 25, 2004 was $U.S. 1.2145 per € 1.00.

Risk Factors

     Investing in the Company’s ADSs involves certain risks. You should carefully consider each of the following risks and all of the information included in this annual report.

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

     In 2003, the Group derived 47.5 % of its leather- and fabric-upholstered furniture net sales from the United States and the Americas, and 46.5% from Europe. A prolonged economic slowdown in the United States and Europe may have a material adverse effect on the Group’s results of operations.

The Group operates principally in a niche area of the furniture market

     The Group is a leader in the production of leather-upholstered furniture, with 81.6% of 2003 net sales being derived from the sale of leather-upholstered furniture. That represents a limited, but growing, portion of the market for upholstered furniture. Consumers have the choice of purchasing upholstered furniture in a wide variety of styles, and consumer preference may change. There can be no assurance that the current market for leather-upholstered furniture will not decrease.

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

     The Group’s principal competitors are other manufacturers of upholstered furniture. In the United States, the Group competes with a number of relatively large companies, some of which (particularly certain of those manufacturing fabric-upholstered furniture as one of a number of diversified operations) are larger than the Group. The upholstered furniture market in Europe is highly fragmented.

     Some of the Group’s competitors have attempted to increase market share at the expense of the Group by copying the Group’s products and selling such products at lower prices than the Group. Management believes that such attempts to produce copies of the Group’s products that are comparable in design have had success in the past and may continue to have success in the future. The Group has instituted legal proceedings to defend its competitive position, even though such initiatives require time and resources to be effective. No assurance can be given that the Group will be able to maintain its competitive position.

The Group’s results are subject to exchange rate risks and other risks related to the Group’s international operations

     The Group is subject to currency exchange rate risk in the ordinary course of its business to the extent that its costs are denominated in currencies other than those in which it earns revenues. Exchange rate fluctuations also affect the Group’s operating results because it recognizes revenues and costs in currencies other than euro but publishes its financial statements in euro. The Group’s sales and results may be materially affected by exchange rate fluctuations. For more information, see Item 11, “Quantitative and Qualitative Disclosures about Market Risk”.

     The Group faces other risks relating to its international operations, including changes in governmental regulations, tariffs or taxes and other trade barriers, price, wage and exchange controls, political, social and economic stability, inflation and interest rate fluctuations.

The price of the Group’s principal raw material is difficult to predict

     Leather is used in approximately 75% of the Group’s upholstered furniture, and the acquisition of cattle hides represents approximately 35% of total cost of goods sold. The raw hides market’s dynamics are dependent on the consumption of beef, the levels of worldwide slaughtering, worldwide weather conditions and on different sectors’ levels of demand: shoe manufacturers, leather automotive, furniture and clothing. The Group’s ability to increase product prices following increases in raw material costs is limited by market forces, and therefore the Group may not be able to maintain its margins during periods of significant increases in raw material costs.

The Group’s past results and operations have significantly benefited from government incentive programs which may not be available in the future

     Historically, the Group has derived significant benefits from the Italian Government’s investment incentive programs for under-industrialized regions in Southern Italy, including tax benefits, subsidized loans and capital grants. See Item 4, “Information on the Company — Incentive Programs and Tax Benefits”. The Italian Parliament has replaced these incentive programs for under-industrialized regions in Southern Italy with a new investment incentive program for all under-industrialized regions in Italy, which is currently being implemented through grants and research and development benefits. The Italian Parliament has also approved a tax credit for companies investing in under-industrialized regions in Italy. There can be no assurance that the Group will receive these grants, benefits or tax credits for any of its current or future investments in Italy.

     In recent years, the Group has opened manufacturing operations in China, Brazil and Romania that have been granted with tax benefits and export incentives. There can be no assurance that these tax benefits and export incentives will continue to be available to the Group in the future.

The Group is dependent on qualified personnel

     The Group’s ability to maintain its competitive position will depend to some degree upon its ability to continue to attract and maintain highly qualified managerial, manufacturing and sales and marketing personnel. There can be no assurance that the Group will be able to continue to recruit and retain such personnel. In particular, the Group has been dependent on certain key management personnel in the past, and there can be no assurance that the loss of key personnel would not have a material adverse effect on the Group’s results of operations.

Control of the Company

     Mr. Pasquale Natuzzi, who founded the Company and is currently Chairman of the Board of Directors and Chief Executive Officer, owns 47.7% of the issued and outstanding Ordinary Shares of the Company (52.8% of the Ordinary Shares if the Ordinary Shares owned by members of Mr. Natuzzi’s immediate family (the “Natuzzi Family”) are aggregated) and controls the Company, including its management and the selection of its Board of Directors. As of December 16, 2003, Mr. Natuzzi holds his entire beneficial ownership of Natuzzi S.p.A. shares (other than 196 ADSs) through INVEST 2003 S.r.l., an Italian holding company (having its registered office at Via Gobetti 8, Taranto, Italy) wholly-owned by Mr. Natuzzi.

     In addition, the Natuzzi Family has a right of first refusal to purchase all the rights, warrants or other instruments which The Bank of New York, as Depositary under the Deposit Agreement dated as of May 15, 1993, as amended and restated as of December 31, 2001 (the “Deposit Agreement”), among the Company, The Bank of New York, as Depositary (the “Depositary”), and owners and beneficial owners of American Depositary Receipts (“ADRs”), determines may not lawfully or feasibly be made available to owners of ADSs in connection with each rights offering, if any, made to holders of Ordinary Shares.

Investors may face difficulties in protecting their rights as shareholders or holders of ADSs

     The Company is incorporated under the laws of the Republic of Italy. As a result, the rights and obligations of its shareholders and certain rights and obligations of holders of its ADSs are governed by Italian law and the Company’s Statuto (or By-laws). These rights and obligations are different from those that apply to U.S. corporations. Furthermore, under Italian law, holders of ADSs have no right to vote the shares underlying their ADSs, although under the Deposit Agreement, ADS holders have the right to give instructions to The Bank of New York, the ADS depositary, as to how they wish such shares to be voted. For these reasons, the Company’s ADS holders may find it more difficult to protect their interests against actions of the Company’s management, board of directors or shareholders than they would as shareholders of a corporation incorporated in the United States.

Forward Looking Information

     Natuzzi makes forward-looking statements in this annual report. Statements that are not historical facts, including statements about the Group’s beliefs and expectations, are forward-looking statements. Words such as “believe”, “expect”, “intend”, “plan” and “anticipate” and similar expressions are intended to identify forward-looking statements but are not exclusive means of identifying such statements. These statements are based on current plans, estimates and projections, and therefore readers should not place undue reliance on them. Forward-looking statements speak only as of the dates they were made, and the Company undertakes no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

     Forward-looking statements involve inherent risks and uncertainties. The Company cautions readers that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to: effects on the Group from competition with other furniture producers, material changes in consumer demand or preferences, significant economic developments in the Group’s primary markets, significant changes in labor, material and other costs affecting the construction of new plants, significant changes in the costs of principal raw materials, significant exchange rate movements or changes in the Group’s legal and regulatory environment, including developments related to the Italian Government’s investment incentive or similar programs. Natuzzi cautions readers that the foregoing lists of important factors are not exhaustive. When relying on forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and events.

Item 4. Information on the Company

Introduction

     The Group is primarily engaged in the design, manufacture and marketing of contemporary and traditional leather- and fabric-upholstered furniture, principally sofas, loveseats, armchairs, sectional furniture, motion furniture and sofa beds, and living room accessories. The Group has positioned its products principally in the medium price range and emphasizes value, quality, style, variety and service.

     The Group is the world’s leader in the production of leather-upholstered furniture and has a leading share of the market for leather-upholstered furniture in the United States and Europe (as reported by CSIL (“CSIL”), an Italian market research firm, with reference to market information related to the year 2002). In 2000, the Company launched “Italsofa”, a new promotional brand aimed at the low end of the upholstery market, while in January 2002, the Company introduced the new logo for the “Natuzzi” brand, which is aimed at identifying the Company’s medium to high end of the market products. The Group currently designs 100% of its products and manufactures – directly or through third parties – approximately 70% of its products in Italy. Production outside of Italy is solely for the Italsofa brand. Within Italy, the Group sells its furniture principally through franchised Divani & Divani by Natuzzi furniture stores. As at March 31, 2004, 137 Divani & Divani by Natuzzi stores were located in Italy. Outside of Italy, the Group sells its furniture principally on a wholesale basis to major retailers and also through 75 stores named “Natuzzi Store” and 29 Divani & Divani by Natuzzi stores. The Group also sells furniture through 13 Kingdom of Leather stores, which it purchased in 2003.

     On June 7, 2002 the Company changed its name from Industrie Natuzzi S.p.A. to Natuzzi S.p.A. The Company, which operates under the trademark “Natuzzi”, is a società per azioni (stock company) organized under the laws of the Republic of Italy and was established in 1959 by Mr. Pasquale Natuzzi, who is currently Chairman of the Board of Directors, Chief Executive Officer and controlling shareholder of the Company. Substantially all of the Company’s operations are carried out through various subsidiaries that individually conduct a specialized activity, such as leather processing, foam production and shaping, furniture manufacturing, marketing or administration.

     In an effort to maximize the efficiency of the Group’s organizational structure, at an extraordinary general meeting on November 21, 2003, the Company’s shareholders approved the merger of Style & Comfort S.r.l into the Company (the Company owned 100% of the capital stock of Style & Comfort S.r.l. prior to the merger). The merger became effective on January 1, 2004.

     The Company’s principal executive offices are located at Via Iazzitiello 47, 70029 Santeramo, Italy, which is approximately 25 miles from Bari, in Southern Italy. The Company’s telephone number is: +39 080 882 0111. The Company’s main subsidiaries engaged in the distribution of the Group’s products are Natuzzi Americas, Inc. (“Natuzzi Americas”), located at 130 West Commerce Avenue, High Point, North Carolina 27261 (telephone number +1 336 887-8300), for the U.S. market, and Natuzzi Asia Ltd, located at Unit 2005 20th Floor, Tower 1, The Gateway, 25 Canton Road, Tsimshatsui, Kowloon H.K. (telephone number +852 2 6224646), for Asia.

Organizational Structure

     At June 23, 2004, the Company’s principal operating subsidiaries are:

	Percentage of
Name	ownership	Registered office	Activity
Spagnesi SpA	99.95	Quarrata, Italy	(1)
Italsofa Bahia Ltda	97.99	Bahia, Brazil	(1)
Italsofa (Shanghai) Ltd	100.00	Shanghai, China	(1)
Italsofa Romania Srl	100.00	Baia Mare, Romania	(1)
Minuano Nordeste S.A.	100.00	Pojuca, Brazil	(1)
Natco SpA	99.99	Santeramo in Colle, Italy	(2)
I.M.P.E. SpA	90.83	Qualiano, Italy	(3)
Natuzzi Americas, Inc	100.00	High Point, NC, U.S.A.	(4)
Natuzzi Asia Ltd	100.00	Hong Kong, China	(4)
Natuzzi Ibérica S.A.	100.00	Madrid, Spain	(4)
Natuzzi (Switzerland) AG	97.00	Dietikon, Switzerland	(4)
Natuzzi Nordic A/S	100.00	Copenhagen, Denmark	(5)
Natuzzi Benelux NV	100.00	Herentals, Belgium	(5)
Natuzzi Germany GmbH	100.00	Düsseldorf, Germany	(5)
Natuzzi United Kingdom Ltd	100.00	West Thurrock, U.K.	(6)
Esmeralda Holdings Ltd	100.00	West Thurrock, U.K.	(4)
Kingdom of Leather Ltd	100.00	West Thurrock, U.K.	(4)
Natuzzi Trade Service Srl	100.00	Bari, Italy	(7)
Natuzzi Netherlands Holding BV	100.00	Amsterdam, Netherlands	(6)

(1)	Manufacture and distribution
(2)	Intragroup leather dyeing and finishing
(3)	Production and distribution of polyurethane foam
(4)	Distribution
(5)	Commercial and marketing services
(6)	Investment holding
(7)	Services

     See Note 1 to the Consolidated Financial Statements for further information on the Company’s subsidiaries.

Strategy

     Since 1981, the Group has concentrated its efforts mainly on the production and marketing of leather-upholstered furniture. Since 1983, when the Group first targeted the United States market, the leather-upholstered furniture market in the United States has expanded significantly, due in large part, in the view of management, to the sale, marketing and quality of Natuzzi products. According to the most recent data available referring to year 2002 (as published in 2003 by CSIL (CSIL), an Italian market research firm) the Group is the leader in the leather-upholstered furniture segment in the United States, with a 10.7% market share. In the United States, the initial efforts of the Company were concentrated on increasing the size of the leather-upholstered furniture segment in the overall furniture market. Having accomplished that goal, and facing increased competition at the low end of the leather furniture market, the Group is pursuing a strategy of producing higher quality furniture, available in different styles and coverings (leather, fabric and micro fiber), at all price points.

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

     With 13 years of retail experience, Natuzzi has also began to focus on increasing its market share in the highly fragmented global furniture retail market by opening additional stores that sell upholstered-furniture and accessories with the Natuzzi brand. As at March 31, 2004, 137 Divani & Divani by Natuzzi stores were located in Italy. Outside of Italy, the Group had 75 stores named “Natuzzi Store” and 29 Divani & Divani by Natuzzi stores. As at March 31, 2004, the Group also owned 13 Kingdom of Leather stores, which were purchased in 2003. Additionally, in 2003 the Group opened its flagship store in Soho, in New York City, to enhance its brand awareness in the United States and around the world. The Group’s current marketing strategy for its Natuzzi brand is to create brand awareness around the world.

     The Group has also taken a number of steps to broaden its product lines. In 1991, the Group introduced a line of leather-upholstered motion furniture in the United States and Europe. With the June 1994 acquisition of a controlling interest in Spagnesi S.p.A. (“Spagnesi”), the Company entered into the market for traditional upholstered furniture. Finally, in 1996, the Group launched its fabric-upholstered furniture line, known as the “soft cover collection”, which is sold primarily in Europe.

     In 1999, the Group further broadened its product offerings by introducing a new concept, the “Decorator”, intended to add further value to its product offerings. The Decorator concept is designed to provide customers with “room package solutions” by helping consumers’ abilities to live in tastefully furnished homes within their economic means. The concept involves developing these interior design solutions by coordinating the Group’s armchairs and sofas (in different styles and coverings) with matching coffee tables, lamps and rugs, in order to develop innovative alternatives to more traditional living room decoration schemes. The Group believes that this service simplifies the work of the retailer, who otherwise would be required to source individual furniture pieces from different suppliers and employ dedicated interior decorators in order to offer similarly comprehensive decor solutions to consumers. Management believes that this new approach will strengthen the Group’s relationships with the world’s leading distribution chains. Today, an evolved version of the Decorator concept called the “Total Look Living Room” is available through “Natuzzi Galleries” (described below) and Natuzzi Stores.

     As a way of improving service through the reduction of delivery times, the Group introduced the “SoFast Program” in October 1999. The SoFast Program is a furniture collection characterized by high quality and distinctive design, which is offered to clients at faster delivery times than the Group’s other collections.

     In October 2000, the Group launched the “Italsofa Collection”, aiming to compete in the promotional segment with a collection of lower-priced furniture identified by a distinctive brand associated with Italian quality and style. The production of Italsofa started in January 2001 and has since sold successfully. In 2003, Italsofa represented 30.5 % of total seats sold by the Group.

     The Group’s marketing and production strategy is supported by its design capabilities, “on demand” planning system and quality control procedures. Management believes that these elements enable the Group to provide products that are higher in quality than those of its competitors at comparable price points. In addition, management believes that its ability to assess and adapt quickly to changes in consumer preferences provides the Group with a competitive advantage. A critical element of the Group’s strategy has been its ability to increase efficiency by coordinating all aspects of the product cycle and manufacturing process through the use of its computerized management information system. This coordination begins with the design of new products for specific price points based on computer analysis of market demands, as reflected in orders from and sales to its customers and other market information provided by the Group’s worldwide network of sales agents. The Group then uses its management information system to monitor and control the costs and prices of each element and product, as well as supervise the receipt of orders from customers. Furthermore, this information system also allows the Group to administer the purchase and process of raw materials, the manufacturing of finished products and the delivery of finished products to customers.

     The Company has retained the Natuzzi brand for its higher priced product lines and is investing resources in consumer advertising to increase brand awareness. In January 2002, during the Cologne Furniture Fair in Germany, the Company launched a new “visual image” campaign to strengthen the Natuzzi name. The campaign aims to identify the brand with the Group’s goal of satisfying a broad range of consumer lifestyles and tastes. In 2003, the Natuzzi brand represented 69.5 % of total seats sold by the Group.

     In October 2002, the Group launched the “Pasquale Natuzzi Collection”, which offers customers high-range distinctive products in terms of design, materials and project development.

     In 2002, the Company also launched a new “Natuzzi Galleries” program in an effort to improve distribution by installing a designated Natuzzi branded space inside prime retailer stores (this concept is also referred to as having a “shop-in-shop”). The advertising and the internal decorations used in these Natuzzi Galleries (also known as the “Natuzzi Display System”) are the same as those used in the Natuzzi Stores, resulting in a single visual identity for the Natuzzi brand in Natuzzi Stores and Natuzzi Galleries. Test Natuzzi Galleries have been opened around the world and the monitoring of sales indicates that in almost all the locations revenues per square foot increased at these locations following the installation of the Natuzzi Galleries.

     Since 2002, the Group’s Interior Design & Engineering Retail Department has been working with worldwide Natuzzi Stores, Natuzzi Galleries and certain other Natuzzi projects for the purpose of achieving the careful and coherent integration of products, styles, brand values, communication and display elements.

Manufacturing

     As at December 31, 2003, the Group manufactured its products in 13 production facilities located in Italy. Nine of the facilities are engaged in the cutting, sewing and assembling of semi-finished and finished products and employ approximately 2,193 workers. Ten of these assembly facilities are located in or within a 25 mile radius of Santeramo, where the Company has its headquarters. In addition, Spagnesi manufactures its products in a facility located in Quarrata, near Florence.

     The assembly operations conducted in the Group’s facilities involve stretching elastic webbing onto the furniture’s frames (which are constructed either at the Group’s principal assembly facility or by subcontractors), attaching foam to the frames, and cutting and sewing the upholstery and attaching it to the frames. These operations, which retain many characteristics of production by hand, are coordinated at the Group’s principal assembly facilities through the use of the management information system, which identifies by number each component of a piece of furniture — e.g., frame, cushions, leather — and facilitates its automated transit and storage within the factory, in part through a bar-coded “bin and pick” system. As part of an effort to decrease costs through increased productivity and flexibility, automatic guided vehicles supervised by a central computer have been installed at one of the Group’s principal assembly facilities to move products through the production chain. In other facilities, materials are currently moved by hand or conveyor belt, rather than on an automated basis. The production process for Spagnesi’s traditional upholstered furniture includes the additional step of manufacturing and finishing the exposed portions of the wooden frames. Operations at all of the Group’s production facilities are normally conducted Monday through Friday with two eight-hour shifts per day.

     Two of the Group’s production facilities are involved in the processing of leather hides to be used as upholstery. One of the facilities is a leather dyeing and finishing plant located near Udine that employed approximately 312 workers as at December 31, 2003. The Udine facility receives both raw and tanned cattle hides, sends raw cattle hides to subcontractors for tanning, and then dyes and finishes the hides. The other facility, located near Vicenza, is a warehousing operation that receives semi-finished hides and sends them to various subcontractors (who operate under the supervision of Natuzzi technicians) for processing, drying and finishing, and then arranges for the finished leather to be shipped to the Group’s assembly facilities. The Vicenza operation employed approximately 30 workers as at December 31, 2003. Hides are tanned, dyed and finished on the basis of orders given by the Group’s central office in accordance with the Group’s “on demand” planning system, as well as on the basis of estimates of future requirements. The movement of hides through the various stages of processing is monitored through the management information system. See “ — ‘Supply-Chain Management’”.

     The Group produces, directly and by subcontracting, 9 grades of leather in approximately 41 finishes and 274 colors. The hides, after being tanned, are split and shaved to obtain uniform thickness and separated into “top grain” and “split”. (Top grain is used, in varying quantities, in the manufacture of all Natuzzi leather products, while split is used in addition to top grain in some of the Group’s lower price-point products.) The hides are then colored with dyes and treated with fat liquors to soften and smoothen the leather, after which they are dried. Finally, the semi-processed hides are treated to improve the appearance and strength of the leather and to provide the desired finish. The Group also purchases finished hides from third parties.

     One of the Group’s production facilities, which is located near Naples and employs approximately 56 workers, is engaged in the production of flexible polyurethane foam and, with production capacity in excess of the Group’s needs, often sells foam to third parties. The foam produced at the Naples facility pursuant to a patented process results in a high quality material without using any auxiliary blowing agent and is sold under the “Eco-FlexTM” trade name.

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

     As at December 31, 2003, the Group entrusted approximately 20% of its production needs (in particular assembly) to subcontractors, all located within a 20-mile radius of Santeramo. The Group supplies to each subcontractor the product design, the finished leather, the pre-cut cushions, the wooden frames and the other assembly materials. Each subcontractor then assembles these materials into finished products under the supervision of the Group’s technicians, who are responsible for quality control. Each contract with a subcontractor is for an indefinite period, subject to termination by either party with prior notice (which generally is required to be given 4 months prior to termination), and provides for the furniture to be assembled at a fixed cost per unit that increases annually in line with inflation. Management believes that four months’ notice prior to termination is a sufficient period of time to allow the engagement of a replacement subcontractor on acceptable terms or to increase the Group’s in-house production capability if necessary.

     Raw Materials. The principal raw materials used in the manufacture of the Group’s products are cattle hides, polyurethane foam, polyester fiber, wood and wood products.

     The Group purchases hides from slaughterhouses and tanneries located mainly in Italy, Brazil, Colombia, Australia, Germany, Uruguay, Scandinavian countries, the United States, New Zealand, and Eastern Europe. The hides purchased by the Group are divided into several categories, with hides in the lowest categories being purchased mainly in Brazil, Colombia, and Ukraine; those in the middle categories being purchased mainly in Australia, New Zealand, Italy and the United States and those in the highest categories being purchased in Germany and Scandinavian countries. A significant number of hides in the lowest categories are purchased at the “wet blue” stage — i.e., after tanning — while some hides purchased in the middle and highest categories are unprocessed. The Group has implemented a leather purchasing policy according to which a percentage of leather is purchased at a finished or semi-finished stage. Therefore, the Group has had a smaller inventory of “split leather” to sell to third parties. Approximately 80% of the Group’s hides are purchased from 19 suppliers, with whom the Group enjoys long-term and stable relationships. Hides are generally purchased from the suppliers pursuant to orders given every one/two months specifying the number of hides, the purchase price and the delivery date. Hides purchased from Europe are delivered directly by the suppliers to the Group’s leather facilities near Udine and Vicenza, while those purchased overseas are delivered to an Italian port, where they are inspected by technicians of the Group and then sent to the Udine facility and subcontractors. Management believes that the Group is able to purchase leather hides from its suppliers at reasonable prices as a result of the volume of its orders, and that alternative sources of supply of hides in any category could be found quickly and at acceptable cost if the supply of hides in such category from one or several of the Group’s current suppliers ceased to be available or was no longer available on acceptable terms. The supply of raw cattle hides is principally dependent upon the consumption of beef, rather than on the demand for leather.

     During 2003, the price paid by the Group for cattle hides decreased due to an excess in supply of raw hides and due to the Group’s purchasing policy focused on finding quality hides in easily-accessible markets. During the first months of 2004, prices for raw cattle hides have been unstable, primarily due to the general uncertainty in the worldwide economy.

     The Group obtains the chemicals required for the production of polyurethane foam from major chemical companies located in Europe (including Germany, Italy and the United Kingdom) and the polyester fiber filling for its polyester fiber-filled cushions from several suppliers, located mainly in Korea, China and Taiwan. The chemical components of polyurethane foam are petroleum-based commodities, and the prices for such components are therefore subject to, among other things, fluctuations in the price of crude oil. The Group obtains wood and wood products for its wooden frames from suppliers in Italy and Eastern Europe, and recently, through its plants located in Romania, the Group began directly engaging in the cutting and transformation of wood from Romanian forests.

     Since 1996, the Group has purchased fabric for its line of fabric-upholstered furniture from manufacturers in Italy, Taiwan, Korea and Japan. Of the fabric purchased by the Group, approximately 90% is ultramicrofibre.

     With regard to the Group’s collection of home furnishing accessories (tables, lamps, carpets, home accessories in different materials), most of the suppliers are located in Italy and other European countries, while some hand-made products (such as carpets) are made in India.

     “Supply-chain Management”. The Group schedules its manufacture and supply of raw materials and components on the basis of an “on demand” planning system. This system allows the Group to manage a high number of product combinations (in terms of the number of models, versions and coverings codes) offered to the market while maintaining a high level of customer service, low inventories and low risk of obsolescence (in spite of low product lifetime). Special programs with short lead times are provided for a limited number of customers and collections/products combinations. All planning activities (finished goods load optimization, customer orders acknowledgement, production and supplier’s planning) are synchronized in order to guarantee that during the production process, the correct materials are located in the right place at the right time, thereby achieving a maximum level of service and minimum handling and transportation costs.

     This system is used for all products and markets in which the Group sells its goods. For example, in the case of furniture being purchased by a U.S. customer, as soon as an order is sent to the Group’s sales office in the United States (High Point, North Carolina), the data is entered directly into the Group’s central computer system, saving administrative lead time and allowing the Group to operate more efficiently.

     In order to incur the lowest costs and achieve the best product quality, the Group attains the optimum load level for shipping through the use of “tailor made” software. Since the prices quoted to customers are based on shipments of full containers, if a customer’s order does not represent optimal use of container space, revisions to the customer’s order will be suggested. Upon finalization of the customer’s order, the computer system generates an order proposal that is reviewed to determine feasibility in terms of the types of products, quantity and timing, based on customer requests. In order to incorporate all of the Group’s new products (i.e., furnishings and accessories), the Group has launched a medium-long term project to develop more complete and sophisticated software.

     This planning process allows for the optimum use of the available technology, capacity and human resources, while minimizing costs and achieving high quality. Once production is scheduled, the Group’s “Material Requirement Planning Information System” produces a proposed list of raw materials and components to be ordered. This list is analyzed, reviewed and combined with the Group’s global procurement scheduling. All purchases from suppliers are then planned. Procurement lead times are relatively short; leather is generally available within three weeks of ordering and certain components are supplied by a “ready from stock” service. The Group strives to achieve optimum levels of inventories while keeping service levels high by using state-of-the-art software.

     The entire process, from the receipt of a customer’s order to the shipment of the finished products from the Group’s assembly facilities, on average takes from six to seven weeks, excluding backlog. The lead times can be different for special programs (such as “Italsofa”, and “SoFast”, described below) or when an unusually high level of orders is received. The time required for delivery to the customer varies depending on where the customer is located (transport lead times vary widely depending on the distance of the destination from the production units).

     Transportation. The Group’s furniture is delivered to customers by common carriers. Furniture destined for the United States and the Americas and other markets outside Europe is transported by sea in 40’ high cube (“hc”) containers, while furniture produced for the European market is generally delivered by truck and, in some cases, by railway and by sea in containers. In 2003, the Group shipped 16,931 containers (40’ hc) to overseas countries and approximately 6,000 full load mega-trailer trucks to European destinations.

     The Group relies principally on several shipping and trucking companies operating under “time-volume” service contracts to deliver its products to customers and to transport raw materials to the Company’s plants and processed materials from one plant to another. In general, the Group prices its products to cover its door-to-door shipping costs, including all customs duties and insurance premiums. Most of the Group’s overseas suppliers are responsible for delivering raw materials to the port of departure, therefore transportation costs for these materials are generally under the Group’s control. The Group also owns a small number of trucks, which are used to transport raw and processed materials and finished products to and from subcontractors and between the Group’s facilities in the Santeramo area.

     Since September 2003 the Group has operated an on-line Transportation Portal to enable transportation suppliers to provide the Company with all relevant information, including rail station/port arrival, re-shipment and final delivery, about their assigned shipments.

Products and Design

     Products. The Group manufactures a wide range of leather- and fabric-upholstered furniture products, which are produced in four different styles: “traditional”, “transitional”, “contemporary” and “modern” and fall within five broad categories: stationary furniture (sofas, loveseats and armchairs), sectional furniture, motion furniture, sofa beds and occasional chairs (including recliners and body massage chairs (launched in 2001)). The Group offers its products in 346 different models, 9 leather grades, 27 leather finishes and 177 colors. Each of the Group’s models is generally offered in various forms (e.g., sofa, loveseat, armchair, ottoman, sectional components, motion mechanism and body massage chairs). Each model is offered at prices that vary depending principally on the quality and finish of the leather (including whether it is top grain only leather or top grain with split) and the quality of the cushions (including whether they are foam, polyester fiber or feather).

     In October 2000, the Company announced the launch of the Italsofa Collection, with the aim of entering new markets by means of providing a collection of a lower-priced furniture identified by a distinctive brand associated with Italian quality and style. In 2003, the Italsofa Collection included 52 sofa models, in a choice of 39 colors made of three categories of leather, and in 19 colors made of two categories of microfiber.

     Design. The ability to design and offer new products on a regular basis is an important element of the marketing strategy of the Group. The Group’s designers generally design new models to be manufactured for sale at specified price points, on the basis of the Group’s analysis of the market, and occasionally on the basis of requests from larger customers for new models.

Markets

     The Group markets its products internationally as well as in Italy. Outside Italy, the Group sells its leather furniture principally on a wholesale basis to major retailers and furniture stores. Since 1990, the Group has sold its leather-upholstered products in Italy principally through franchised Divani & Divani by Natuzzi furniture stores.

     While continuing to increase its net sales in each of the geographic markets in which it operates, the Group has gradually achieved a more balanced exposure to different geographic markets. Whereas in 1987, the United States and the Americas accounted for approximately 92% of the Group’s leather-upholstered furniture net sales, in 2003 the Group derived 47.5% of its leather- and fabric-upholstered furniture net sales from the United States and the Americas, 46.5% from Europe and 6.0% from the rest of the world (mainly Australia and Japan). See “ — Strategy”.

     The following tables show the leather- and fabric-upholstered furniture net sales and unit sales (in seats) of the Group broken down by geographic market for each of the years indicated:

	Leather- and Fabric-Upholstered Furniture Net Sales
	2003		2002		2001		2000		1999
	(millions of euro)
U.S. and the Americas(1)	320.1	47.5%	366.4	49.9%	356.4	49.9%	318.8	50.6%	246.0	46.9%
Europe	313.5	46.5%	326.5	44.4%	317.9	44.5%	272.3	43.3%	238.7	45.6%
Rest of the World	40.4	6.0%	41.8	5.7%	39.7	5.6%	38.2	6.1%	39.4	7.5%

Total	€674.0	100.0%	€734.7	100.0%	€714.0	100.0%	€629.3	100.0%	€524.1	100.0%

	Leather- and Fabric-Upholstered Furniture Net Sales (in seats)(2)
	2003		2002		2001		2000		1999
U.S. and the Americas(1)	1,699,160	55.6%	1,572,879	52.0%	1,376,818	47.9%	1,229,159	47.7%	1,048,981	45.8%
Europe	1,181,566	38,6%	1,278,296	42.2%	1,323,736	46.0%	1,188,989	46.1%	1,068,922	46.7%
Rest of the World	178,109	5.8%	176,483	5.8%	175,704	6.1%	159,175	6.2%	172,589	7.5%

Total	3,058,835	100.0%	3,027,658	100.0%	2,876,258	100.0%	2,577,323	100.0%	2,290,492	100.0%

(1)	Outside the United States, the Group also sells its products to customers in Canada and Central and South America (collectively, the “Americas”).

(2)	Includes seats produced at Group-owned facilities and by subcontractors. Seats are a unit measurement. A sofa is counted as three seats, a chair as one seat.

United States and the Americas. In 2003, net sales of leather- and fabric-upholstered furniture in the United States and the Americas decreased 12.6% to € 320.1 million, compared to € 366.4 million in 2002, and the number of seats sold in the two principal markets of this region, the United States and Canada, rose 6.8% and 25.0%, respectively. The decrease of net sales was due to the conversion of U.S. sales into euro at an exchange rate that was unfavorable compared to the exchange rate available in 2002.

     The Group’s sales in the United States and the Americas are handled by Natuzzi Americas, the Group’s distribution subsidiary for North and Latin America, which maintains offices in High Point, North Carolina, the heart of the most important furniture manufacturing and distributing region in the United States. The staff at High Point provides customer service, marketing and logistics, handles finance and collections, and generally acts as the customers’ contact for the Group. As at December 31, 2003, the High Point operation had 67 employees.

     Natuzzi Americas has 55 independent sales representatives and sub-reps in the United States and the Americas. They are supervised by four regional sales and marketing managers, one for each of the U.S. Eastern Region, U.S. Midwestern Region, U.S. Western Region/Latin America and Canada.

     The Group’s principal customers are major retailers. The Group advertises its products to retailers and, recently, to consumers in the United States and the Americas directly and through the use of various marketing tools. The Group also relies on its network of sales representatives and on the furniture fairs held at High Point each April and October to promote its products. Many of the Group’s larger customers review part of the new offering of models during an informal “pre-market” period one month prior to each High Point fair.

     Europe. In 2003, net sales of leather- and fabric-upholstered furniture in Europe (excluding Italy) decreased 3.3% to € 242.2 million, compared to € 250.4 million in 2002, due to difficult economic conditions throughout Europe.

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

     As in the United States, the Group advertises its products in Europe (outside Italy) to consumers and to retailers directly and through the use of various marketing tools. The Group also promotes its products in Europe through three recently established subsidiaries in Benelux, Scandinavia and Germany, as well as through a network of sales agents. The Group also participates in furniture fairs in the most important markets. As at December 31, 2003, the Group had 28 sales agents and sub-agents in Europe. These sales agents are paid on a commission basis.

     Outside Italy, the Company uses franchised or directly owned stores to penetrate markets and implement brand strategies. As at December 31, 2003, 41 franchised single-brand stores were operating in Europe (outside Italy): 27 under the Divani & Divani by Natuzzi name (14 in Greece, 13 in Portugal) and 24 under the Natuzzi name (14 in France, 2 in Hungary, 2 in Malta and one in each of Switzerland, Cyprus, Slovenia, Croatia, Bosnia and Iceland). As at December 31 2003, there were 27 directly owned stores in Europe (outside Italy): 10 in Switzerland and 17 in Spain.

     In October 2001, the Group acquired Divania Madrid S.A. (renamed Natuzzi Iberica S.A.), the exclusive dealer for the Madrid area, in order to qualify and support the development of the Natuzzi chain in Spain. As of December 31, 2003 the Company owned 17 stores in Spain and plans to increase its retail network in Spain in the future. In December 2001, the Group acquired 60% of Sofaworld AG, the exclusive dealer for German-speaking Switzerland. As of December 31, 2003, the Group has increased its ownership of Sofaworld AG to 97%, and has renamed it Natuzzi (Switzerland) AG/SA. The Group currently owns 10 Natuzzi Stores in Switzerland, and plans to further develop the chain in the Swiss market.

     In May 2003, the Group acquired Kingdom of Leather, a leading UK upholstered furniture chain with a network of 13 stores, mainly locate in England.

     Italy. In 2003, sales of leather- and fabric-upholstered furniture in Italy decreased 6.3% to € 71.3 million, compared to € 76.1 million in 2002.

     Since 1990, the Group has sold its upholstered products within Italy principally through franchised Divani & Divani furniture stores (now Divani & Divani by Natuzzi). In July 2003, the first Divani & Divani outlet opened in Rome. As of March 31, 2004, 137 Divani & Divani by Natuzzi stores were located in Italy.

     Asia-Pacific. Overall sales in Asia-Pacific remained stable in 2003 as compared to 2002 in terms of seats but declined by 3.5 % in terms of net sales. This was mainly due to the depreciation of the local currencies against the euro. In 2003 as compared to 2002, sales in the Group’s main Asia-Pacific markets, Australia and Japan, increased by 16.4 % and 17.2%, respectively, mainly due to the opening of new stores and galleries. During 2003, the Group opened four new Natuzzi Stores in Australia, bringing the total to nine stores (two in Queensland, three in New South Wales, three in Victoria and one in Western Australia), and seven Natuzzi Galleries in David Jones department stores, also located in Australia, bringing the David Jones Natuzzi galleries to a total of twelve. Three new Natuzzi stores were also open in China. Sales in strategic markets, such as New Zealand, increased in 2003 as compared to 2002 by 7.5%, while sales in the other Asian markets generally decreased.

     The Group manages its Asia-Pacific sales through its Hong Kong subsidiary and through four agencies located in Australia, Japan, Korea and New Zealand.

     Customer Credit Management. The Group maintains an active credit management program. The Group evaluates the creditworthiness of its customers on a case-by-case basis according to each customer’s credit history and information available to the Group. Throughout the world, the Group utilizes “open terms” in 76% of its sales and obtains credit insurance for 79% of this amount; 20 % of the Group’s remaining sales are commonly made to customers on a “cash against documents” and “cash on delivery” basis; and lastly 4% of the Group’s sales are supported by a “letter of credit” or “payment in advance”.

     Advertising. Advertising is made through all major media (print, radio, television and billboards). Advertising expenses varied depending on the degree of market development in the various countries in which the Group operates. The Company intends to increase its investments in advertising to support the Natuzzi brand.

Incentive Programs and Tax Benefits

     Historically, the Group has derived benefits from the Italian Government’s investment incentive program for under-industrialized regions in Southern Italy (the “Mezzogiorno Program”), which includes the area that serves as the center of the Group’s operations. The Mezzogiorno Program provided tax benefits, capital grants and subsidized loans. In particular, a substantial portion of the Group’s earnings before taxes and minority interest from 1994 to 2003 was derived from companies entitled to some extent to such tax exemptions. All tax exemptions expired between 1996 and 2003. The last tax exemption was related to the subsidiary “Style & Comfort S.r.l.” and expired on December 27, 2003.

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

     In December, 1996, the Company and the “Contract Planning Service” of the Italian Ministry of the Budget signed a “Program Agreement” with respect to the “Natuzzi 2000 project”. In connection with this project, the Group planned a multi-faceted program of industrial investments for the production of upholstered furniture in Italy. Investments, initially projected to amount to approximately € 232.2 million, are currently expected to amount to approximately € 69.8 million. Such reduction resulted from significant changes in the competitive scenario that resulted in a revision of the Group’s production strategies. According to the revised agreement, which is currently subject to the approval of the Cipe (Comitato Interministeriale Programmazione Economica) expected to occur during the summer of 2004, the Italian Government will contribute € 35.6 million. Receipt of the Italian Government’s funds is contingent upon, among other things, the Group constructing facilities in accordance with certain specifications and maintaining a minimum number of employees. During 1997 the Group was granted and received under the aforementioned project capital grants of € 24.2 million. The capital grants are secured by surety bonds issued by San Paolo Banco di Napoli, an Italian bank, in the amount of € 26.0 million. A final release of such funds is subject to approval of a Control Committee appointed by the Italian Government, which is expected to occur before year-end. Capital expenditures under the Natuzzi 2000 project amounted to approximately € 70.8 million through December 31, 2003.

Tax Benefits.

     The Company is currently eligible for and claims the benefits available pursuant to Law no. 388 of December 23, 2000, entailing the grant of a tax credit amounting, in 2003, to 29.75% of the value of certain newly-made investments. This regime will be available in connection with any such investments made prior to January 1, 2007; however, the amount of the tax credit may vary in future years.

     Certain foreign subsidiaries, including Italsofa (Shanghai) Ltd, Italsofa Bahia Ltda. and Italsofa Romania S.r.l., enjoy significant tax benefits, such as corporate income tax exemptions or reductions of the corporate income tax rates effectively applicable.

Management of Exchange Rate Risk

     The Group is subject to currency exchange rate risk in the ordinary course of its business to the extent that its costs are denominated in currencies other than those in which it earns revenues. Exchange rate fluctuations also affect the Group’s operating results because it recognizes revenues and costs in currencies other than euro but publishes its financial statements in euro. The Group’s sales and results may be materially affected by exchange rate fluctuations. For more information, see Item 11, “Quantitative and Qualitative Disclosures about Market Risk”.

Trademarks and Patents

     The Group’s products are sold under the “Natuzzi” and “Italsofa” names. These names and certain other trademarks, such as Divani & Divani by Natuzzi, have been registered as such in Italy, in the United States and elsewhere. In order to protect its investments in new product development, the Group has also undertaken a practice of registering certain new designs in most of the countries in which such designs are sold. The Group currently has more than 1,000 design patents and patents pending. Applications are made with respect to new product introductions which the Group believes will enjoy commercial success and have a high likelihood of being copied.

Non-United States Regulation

     The Company is incorporated under the laws of the Republic of Italy. The principal laws and regulations that apply to the operations of the Company — those of Italy and the European Union — are different from those of the United States. Such non-United States laws and regulations may be subject to varying interpretations or may be changed, and new laws and regulations may be adopted, from time to time. Legislative Decree No. 6 of 2003 has introduced new rules for Italian companies that are effective from January 1, 2004 and require each company to comply with them before September 30, 2004. While management believes that the Group is currently in compliance in all material respects with such laws and regulations (including with respect to environmental matters), there can be no assurance that any subsequent official interpretation of such laws or regulations by the relevant governmental authorities that differs from that of the Company, or any such change or adoption, would not have an adverse effect on the results of operations of the Group or the rights of holders of the Ordinary Shares or the owners of the Company’s ADSs. See “ — Environmental Regulatory Compliance”, Item 10, “Additional Information — Exchange Controls” and Item 10, “Additional Information — Taxation”.

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

Insurance

     The Group maintains insurance against a number of risks. The Group insures against loss or damage to its facilities, loss or damage to its products while in transit to customers, failure to recover receivables, certain potential environmental liabilities and product liability claims. While the Group does not cover 100% of these risks, management believes that the Group’s present level of insurance is adequate in light of past experience.

Description of Properties

     The location, approximate size and function of the principal physical properties used by the Group as at December 31, 2003 are set forth below:

	Size
	(approximate
	square
Location	meters)	Function
Santeramo (Bari), Italy	27,000	Headquarters, manufacturing of wooden frames, showroom, sewing and product assembly (Owned)
Matera La Martella, Italy	38,000	Fabric cutting, sewing and product assembly (Owned)
Santeramo, Iesce (Bari), Italy	27,500	Leather cutting, sewing and product assembly (Owned)
Pozzuolo del Friuli (Udine), Italy	18,000	Leather dyeing and finishing (Owned)
Matera, Iesce, Italy	12,500	Leather cutting, sewing and product assembly (Owned)
Qualiano (Naples), Italy	12,000	Polyurethane foam production (Owned)
Quarrata (Pistoia), Italy	8,000	Office, leather cutting, sewing and product assembly (Owned)
Altamura (Bari), Italy	13,600	Leather cutting, sewing and product assembly (Owned)
Montebello (Vicenza), Italy	5,500	Leather warehouse (Leased)
Altamura (Bari), Italy	5,800	Leather cutting, sewing and product assembly (Owned)
Altamura (Bari), Italy	2,500	Employee training facility (Owned)
Ginosa (Ta), Italy	14,500	Leather cutting, sewing and product assembly (Owned)
Laterza (Ta), Italy	10,000	Leather cutting, sewing and product assembly (Owned)

	Size
	(approximate
	square
Location	meters)	Function
Laterza (Ta), Italy	10,000	Leather warehouse, leather cutting (Owned)
Laterza (Ta), Italy	20,000	Finished products warehouse (Owned)
High Point, North Carolina, USA	10,000	Office and showroom for Natuzzi Americas (Owned)
Baia Mare, Romania	59,000	Leather cutting, sewing and product assembly, manufacturing of wooden frames, Polyurethane foam shaping, Fiberfill and down cushion production , saw mills, other wooden product (Owned)
Shanghai, China	14,000	Leather cutting, sewing and product assembly (Leased)
Salvador (Bahia), Brazil	26,000	Leather cutting, sewing and product assembly, manufacturing of wooden frames, Polyurethane foam shaping, Fiberfill and down cushion production (Owned)

     The Group believes that its production facilities are suitable for its production needs and are well maintained. The Group’s production facilities are operated utilizing close to 100% of their production capacity. Operations at all of the Group’s production facilities are normally conducted Monday through Friday with two eight-hour shifts per day. In 2003, the Group continued to utilize subcontractors to meet demand.

Capital Expenditures

     The following table sets forth the Group’s capital expenditures for each year in the three-year period ended December 31, 2003:

	Year ending December 31,
	(millions of Euro)
	2003	2002	2001
Land and plants	11.3	28.6	36.1
Equipment	12.8	18.1	16.3
Other	23.2	24.3	15.9

     Capital expenditures during the last three years were primarily made in the areas of construction and maintenance, as well as improvements to property, plant and equipment. In 2003, capital expenditures were primarily made to purchase land and build new factories in Baia Mare (Romania), Bahia (Brazil) and Shanghai (China) as well as to make improvements at existing facilities in order to increase productivity and production capacity, which included the purchase of equipment. The Company expects that capital expenditures in 2004 will be approximately € 40.0 million.

Item 5. Operating and Financial Review and Prospects

     The following discussion of the Group’s results of operations, liquidity and capital resources is based on information derived from the Company’s audited Consolidated Financial Statements and the notes thereto included in Item 18 of this annual report. These financial statements have been prepared in accordance with Italian GAAP, which differ in certain respects from U.S. GAAP. For a discussion of the principal differences between Italian GAAP and U.S. GAAP as they relate to the Company’s consolidated net earnings and shareholders’ equity, see Note 26 to the Consolidated Financial Statements included in Item 18 of this annual report.

Critical Accounting Policies

     The Group’s critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered in reviewing the Group’s Consolidated Financial Statements and the notes thereto and the discussion below in “Results of Operations”. The Group’s significant accounting policies are described in Note 3 to the Consolidated Financial Statements included in Item 18 of this annual report. The Group’s financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the Consolidated Financial Statements. In particular, the following policies involve assumptions and estimates that may affect our financial condition and results of operations.

     Use of Estimates. The preparation of financial statements in conformity with Italian GAAP and U.S. GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Certain accounting principles require subjective and complex judgments used in the preparation of financial statements.

     Accordingly, a different financial presentation could result depending on the judgments, estimates or assumptions that are used. Such estimates and assumptions, include, but are not specifically limited to: sales returns and discounts, product warranties, depreciation and amortization, impairment losses, income taxes (current and deferred), contingent liabilities and impact of new accounting standards. Actual results could materially differ from these estimates or assumptions.

     Recoverability of Long-lived Assets. The Group periodically reviews the carrying value of the long-lived assets held and used and that of assets to be disposed of, including goodwill and other intangible assets, when events and circumstances warrant such a review. If the carrying value of a long-lived asset is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its estimated recovery value, in relation to its use or realization, as determined by reference to the most recent corporate plans. Management believes that the estimates of these recovery values are reasonable; however, changes in estimates of such recovery values could affect the relevant valuations. The analysis of each long-lived asset is unique and requires that management use estimates and assumptions that are deemed prudent and reasonable for a particular set of circumstances.

     Revenue Recognition. Under Italian GAAP, the Group recognizes sales revenue, and accrues costs associated with the sales revenue, at the time products are shipped from its manufacturing facilities located in Italy and abroad. Revenues are recognized when there is persuasive evidence of an arrangement to purchase the Company’s goods, the price to the buyer has been fixed and determined, and the collection of the payment for the sale is reasonably assured. A significant part of the products are shipped from factories directly to customers under terms that risks and ownership are transferred to the customer when the customer takes possession of the goods. These terms are ‘delivered duty paid’, ‘delivered duty, unpaid’, ‘delivered ex quay’ and ‘delivered at customer factory’. Delivery to the customer generally occurs within one to six weeks from the time of shipment.

     Under U.S. GAAP, revenue should not be recognized until it is realized or realizable and earned, which is generally at the time delivery to the customer occurs and the risks of ownership pass to the customer. Accordingly, revenue recognition under Italian GAAP is at variance with U.S. GAAP. The principal effects of this variance is indicated in Note 26 (e) to the Consolidated Financial Statements included in Item 18 of this annual report.

     Allowances for Sales. Revenues are recorded net of returns, warranties and discounts. Sales returns, warranty costs and discounts are estimated and provided for in the year of sales. Such allowances are made based on historical trends. The Company has the ability to make reasonable estimates of such allowances due to the large volumes of homogeneous transactions and historical experience. However, the reader should be cautioned that actual costs for returns, discounts and warranties may differ significantly from the Company’s estimates if factors such as economic conditions, customer preferences or changes in product quality are different than the Company’s assumptions.

     Allowance for Doubtful Accounts. Allowances for doubtful accounts are recorded based on the use of estimates and judgments regarding risk exposure and collectibility. The Group estimates losses for bad debt using consistent and appropriate methods under Italian GAAP. Changes to assumptions relating to these estimates could affect actual results. The reader should be cautioned that actual results may differ significantly from the Group’s estimates if factors such as general economic conditions and the credit worthiness of its customers are different from the Group’s assumptions.

Results of Operations

   Summary

     In 2003, the strong appreciation of the euro against other major currencies, particularly the U.S. dollar, and the persisting stagnant European economy resulted in a decrease of net sales of 4.4% compared to 2002. Units sold, on the contrary, increased slightly, by 1.0%, due to the satisfactory performance of the Company in the United States. Italsofa, the Company’s promotional brand represented a growing percentage of the Company’s total seats sold, 30.5% of total seats sold in 2003 compared to 23.6% in 2002.

     The Company’s net income compared to 2002 decreased € 54.1 million to € 37.3 million in 2003. On a per Ordinary Share, or ADS basis, the Company reported net earnings of € 0.68 in 2003, a decrease of € 0.99 from 2002. The decrease was primarily caused by the appreciation of the euro relative to other currencies, in particular the U.S. dollar, and increased marketing expenses in connection with the opening of new retail stores and galleries and advertising to increase the awareness of the Natuzzi brand in the worldwide furniture market.

     The following table sets forth certain income statement data expressed as a percentage of net sales for the years indicated:

	Year Ended December 31,
	2003	2002	2001
Net sales	100.0%	100.0%	100.0%
Cost of sales	66.1	64.3	66.2
Gross profit	33.9	35.7	33.8
Selling expenses	23.3	18.1	17.2
General and administrative expenses	5.1	5.0	4.2
Operating income	5.5	12.6	12.4
Other income (expense), net	0.5	1.9	0.0
Income taxes	1.1	3.1	2.8
Net earnings	4.9	11.4	9.6

     See Item 4, “Information on the Company — Markets”, for tables setting forth the Group’s net leather- and fabric-upholstered furniture sales and unit sales, which are broken down by geographic market, for the years ended December 31, 1999 through 2003.

  2003 Compared to 2002

     Net sales for 2003, including sales of leather- and fabric-upholstered furniture and other sales (principally polyurethane foam and leather sold to third parties, as well as accessories), decreased 4.4% to € 769.6 million compared to 2002.

     Net sales for 2003 of leather- and fabric-upholstered furniture decreased 8.3% to € 674.0 million compared to 2002. The decrease was due primarily to the strong appreciation of the euro against other major currencies, particularly the U.S. dollar, and to a lesser degree to a decrease in units sold in Europe as a result of the stagnant European economy and a change in the mix of products sold toward lower-priced products. Net sales for 2003 of leather-upholstered furniture decreased 11.8% to € 550.0 million compared to 2002, while net sales for 2003 of fabric-upholstered furniture net sales increased 11.7% to € 124.0 million compared to 2002.

     In the Americas, net sales for 2003 of upholstered furniture decreased 12.6% to € 320.1 million compared to 2002 because of the unfavorable conversion of US sales made in dollars to euro following the strong appreciation of the European currency. In Europe, net sales for 2003 of upholstered furniture decreased 4.0% to € 313.5 million compared to 2002. In the rest of the world, net sales for 2003 of upholstered furniture decreased 3.6% to € 40.3 million compared to 2002.

     Net sales for 2003 of Natuzzi-branded furniture decreased 12.5% to € 533.0 compared to 2002. During the same period, net sales of the lower-priced Italsofa furniture increased 12.5% to € 140.9 million compared to 2002. The growth of Italsofa was due to consumer price sensitivity resulting from sluggish economic conditions worldwide and the ability of the Company to offer a product at an attractive price while maintaining the Company’s rigorous quality standards. The Company believes that the growing percentage of sales from the lower-priced Italsofa furniture relative to the higher-priced Natuzzi brand furniture should be counterbalanced in the medium term by the increasing penetration of the Natuzzi brand in the medium-high end of the upholstery market as a result of the marketing initiatives adopted by the Company.

     Total net sales of Divani & Divani by Natuzzi, Natuzzi Stores and Kingdom of Leather increased 10.3% in 2003 to € 106.0 million compared to 2002.

     In 2003, total seats sold increased 1.0% to 3,058,835 from 3,027,658 sold in 2002. The slight increase was due to an increase of 8% in the Americas (1,699,160 seats) and a 0.9% increase in the rest of the world (excluding Europe) (178,109 seats), which almost completely offset a 7.6% decrease reported in Europe (1,181,566 seats).

     The negative performance suffered in Europe reflects the difficult economic conditions reported in many countries: Germany (-24.2%), France (-5.1%), Belgium (-5.6%), Holland (-13.3%),

Norway (-16.3%), Sweden (-27.5%), and Ireland (-43.7%). These reductions in sales were only partially offset by the increases in sales in the United Kingdom (+13.6%), mainly due to the acquisition of the Kingdom of Leather group; in Greece (+17.7%); and in Spain (+24.4%).

     Seats sold in the United States and Canada in 2003 increased 6.8% and 25.0%, respectively. Growth in the United States and Canada was mainly the result of the growing success of the Group’s promotional brand, Italsofa.

     In the rest of the world, seats sold increased from 176,483 in 2002 to 178,109 in 2003. The rise included increases in Australia (+10.5%), Japan (+25.0%), New Zealand (+3.8%) and China (+6.6%), which were partially offset by lower sales in Israel (-19.1%), Korea (-33.8%) and Singapore (-38.9%).

     In 2003, total leather-upholstered seats sold decreased 5.1% to 2,310,121 from 2,433,509 seats sold in 2002, while total fabric-upholstered seats sold increased 26.0% to 748,714 from 594,149 seats sold in 2002.

     The Natuzzi brand sold 2,126,403 seats in 2003, 8.1% less than in 2002, while sales of Italsofa seats increased 30.5% to 932,432 compared to 2002.

     Other net sales increased 35.8% to € 95.6 million compared to 2002. The increase is due to the upgrade of the distribution channel dedicated to the Natuzzi brand and an increase in sales of accessories.

     Cost of goods sold as a percentage of net sales increased from 64.3% in 2002 to 66.1% in 2003. When expressed at constant exchange rates, cost of sales as a percentage of net sales decreased slightly in 2003. The improvement of the margin at a constant exchange basis was due to a decrease in the cost of leather and savings resulting from efficiencies achieved in manufacturing operations.

     The Group’s gross profit decreased 9.3% in 2003 to € 260.8 million compared to 2002, as a result of the factors described above.

     Selling expenses for 2003 increased 23.3% to € 179.3 million compared to 2002, and as a percentage of net sales increased from 18.1% in 2002 to 23.3% in 2003, mainly due to higher marketing expenses.

     General and administrative expenses for 2003 decreased 3.2% to € 39.2 million compared to 2002, and as a percentage of net sales increased from 5.0% in 2002 to 5.1% in 2003.

     Operating income for 2003 decreased 58.4% to € 42.3 million compared to € 101.8 million reported in 2002.

     Other income (expense), net decreased to € 3.6 million in 2003 from € 14.6 million in 2002. Net interest income, included in other income(expense), net, in 2003 was € 0.5 million, compared to € 1.6 million in 2002.

     Foreign exchange transactions, net, also included in other income (expense), net, resulted in a gain of € 6.3 million in 2003, compared to a gain of € 9.3 million in 2002. The gain in 2003 was mainly due to the following:

•	An actual gain of € 25.4 million in 2003 (compared to a gain of € 10.9 million in 2002), due to the difference between the forward rate of the domestic currency swaps used to protect against any potential unfavorable effect of the foreign currency at which the company sets its price list and the spot rate at which the domestic currency swaps were closed;

•	An actual loss of € 7.6 million in 2003 (compared to a loss of € 8.8 million in 2002), from the difference between the invoice exchange rate and the collection/payment exchange rate;

•	An unrealized loss of € 1.1 million (compared to a loss of € 0.6 million in 2002) recorded in the consolidated statement of earnings from the conversion of non-euro financial statements of the Company’s subsidiaries;

•	An unrealized loss of € 16.6 million in 2003 (compared to an unrealized gain of € 5.8 million in 2002) on accounts receivable and payable; and

•	An unrealized gain of € 6.2 million in 2003 (compared to an unrealized gain of € 2.0 million in 2002), from the mark-to-market of domestic currency swaps.

     The Group also recorded other expense in 2003 of € 3.2 million compared to other income of € 3.7 million reported in 2002. The amount of € 3.2 million reported for other expense in 2003 included an extraordinary loss of € 4.3 million deriving from the impairment of fixed assets.

     The Group’s effective income tax rate for 2003 was 18.5%, compared to 21.5% in 2002. The lower rate was due to consolidated pre-tax earnings received from domestic and foreign companies that are entitled to tax exemptions.

     Net earnings decreased from € 91.4 million in 2002 to € 37.3 million in 2003. On a per Ordinary Share, or ADS basis, net earnings decreased from € 1.67 in 2002 to € 0.68 in 2003. As a percentage of net sales, net earnings decreased from 11.4% in 2002 to 4.9% in 2003.

     As disclosed in Note 26 to the Consolidated Financial Statements included in Item 18 of this annual report, established accounting principles in Italy vary in certain significant respects from generally accepted accounting principles in the United States. Net earnings under U.S. GAAP for the years ended December 31, 2003, 2002 and 2001 would have been € 38.0 million, € 92.0 million and € 71.1 million, respectively, compared to net earnings under Italian GAAP for the same periods of € 37.3 million, € 91.4 million and € 75.6 million, respectively.

  2002 Compared to 2001

     Net sales for 2002, including sales of leather- and fabric-upholstered furniture and other sales (principally polyurethane foam and leather sold to third parties, as well as accessories), increased 2.4% to € 805.1 million compared to 2001.

     Net sales for 2002 of leather- and fabric-upholstered furniture increased 2.9% to € 734.7 million compared to 2001. The increase was due to a 5.3% increase in units sold and a 0.7% increase resulting from a change in the mix of products sold, which more than offset a 3.1% decrease stemming from the appreciation of the euro against the U.S. dollar.

     Net leather- and fabric-upholstered furniture sales in 2002 reflected substantially the same geographic distribution as reported in 2001: Europe (44.4% in 2002, compared to 44.5% in 2001); Americas (49.9% in both 2002 and 2001); and the rest of the world (5.7% in 2002, compared to 5.6% in 2001).

     Net sales for 2002 of leather-upholstered furniture decreased 0.1% to € 623.7 million compared to 2001, while net sales for 2002 of fabric-upholstered furniture increased 23.9% to € 111.0 million compared to 2001.

     In the Americas, net sales for 2002 of upholstered furniture increased 2.8% to € 366.4 million compared to 2001. In Europe, net sales for 2002 of upholstered furniture increased 2.7% to € 326.5 million compared to 2001. In the rest of the world, net sales for 2002 of upholstered furniture increased 5.3% to € 41.8 million compared to 2001.

     Net sales for 2002 of Natuzzi-branded furniture decreased 7.2% to € 609.4 million compared to 2001. During the same period, net sales of Italsofa furniture increased 119.8% to € 125.3 million compared to 2001. Total net sales of Divani & Divani by Natuzzi and Natuzzi Stores increased 15.2% in 2002 to € 96.2 million compared to 2001.

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

     Seats sold in the United States and Canada in 2002 increased 15.7% and 0.8%, respectively. Growth in the United States was mainly the result of the growing success of the Group’s promotional brand, Italsofa.

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

     Other net sales decreased 2.4% to € 70.4 million compared to 2001.

     Cost of goods sold as a percentage of net sales decreased from 66.2% in 2001 to 64.3% in 2002. This decrease was principally due to a decrease in the cost of leather, expressed at constant exchange rates. The prices of other principal raw materials, such as polyurethane foam, polyester fibers and chemicals remained substantially unchanged.

     The Group’s gross profit increased 8.2% in 2002 to € 287.7 million compared to 2001, as a result of the factors described above.

     Selling expenses for 2002 increased 7.9% to € 145.4 million compared to 2001, and as a percentage of net sales increased from 17.2% in 2001 to 18.1% in 2002, mainly due to higher marketing expenses and exhibition costs. This increase was partially offset by lower transportation costs.

     General and administrative expenses for 2002 increased 20.9% to € 40.5 million compared to 2001, and as a percentage of net sales increased from 4.2% in 2001 to 5.0% in 2002, mainly due to higher headcounts and to the Group’s expansion of activities internationally, which have required the incurrence of greater business travel expenses.

          Operating income for 2002 increased 4.2% to € 101.8 million compared to 2001.

          Other income (expense), net increased to € 14.5 million in 2002 from a negative € 0.2 million in 2001. Net interest income in 2002 was € 1.5 million, compared to € 2.3 million in 2001.

          Foreign exchange transactions, which are included in other income (expense), net, resulted in a gain of € 9.3 million in 2002, compared to a loss of € 6.1 million in 2001. The gain in 2002 was mainly due to the following:

•	An actual gain of € 10.9 million in 2002 (compared to a loss of € 12.2 million in 2001), due to the difference between the forward rate of the domestic currency swaps used to protect against any potential unfavorable effect of the foreign currency at which the company sets its price list and the spot rate at which the domestic currency swaps were closed;

•	An actual loss of € 8.8 million in 2002 (compared to a loss of € 1.5 million in 2001), from the difference between the invoice exchange rate and the collection/payment exchange rate;

•	An unrealized loss of € 0.6 million (compared to nil in 2001) recorded in the consolidated statement of earnings from the conversion of non-euro financial statements of the Company’s subsidiaries;

•	An unrealized gain of € 5.8 million in 2002 (compared to an unrealized gain of € 8.5 million in 2001) on accounts receivable and payable; and

•	An unrealized gain of € 2.0 million in 2002 (compared to an unrealized loss of € 0.9 million in 2001), from the mark-to-market of domestic currency swaps.

          The Group also recorded other income in 2002 of € 3.7 million compared to € 3.6 million reported in 2001.

          The Group’s effective income tax rate for 2002 was 21.5%, compared to 22.5% in 2001. The lower rate was due to a greater portion of consolidated pre-tax earnings received from member companies that are entitled to tax exemptions.

          Net earnings increased from € 75.6 million in 2001 to € 91.4 million in 2002. On a per Ordinary Share, or ADS basis, net earnings increased from € 1.37 in 2001 to € 1.67 in 2002. As a percentage of net sales, net earnings increased from 9.6% in 2001 to 11.4% in 2002.

          As disclosed in Note 26 to the Consolidated Financial Statements included in Item 18 of this annual report, established accounting principles in Italy vary in certain significant respects from generally accepted accounting principles in the United States. Net earnings under U.S. GAAP for the years ended December 31, 2002, 2001 and 2000 would have been € 92.0 million, € 71.1 million and € 81.7 million, respectively, compared to net earnings under Italian GAAP for the same periods of € 91.4 million, € 75.6 million and € 79.2 million, respectively.

          Effect of Inflation

          Management believes that the impact of inflation was not material to the Group’s net sales or operating income in the three years ended December 31, 2003.

Liquidity and Capital Resources

          Cash flows from operations were € 38.2 million in 2003, compared to € 97.6 million in 2002. The decrease resulted principally from lower net earnings and an increase in working capital. Cash and cash equivalents decreased € 33.1 million from € 96.7 million in 2002 to € 63.6 in 2003 due to lower cash flow from operations.

          Cash used for investing activities in 2003 totaled € 49.8 million versus € 58.5 million in the previous year. Capital expenditures were € 47.3 million and € 68.6 million in 2003 and 2002, respectively. In 2003, the Group received capital grants of € 3.1 million (compared to € 10.0 million in 2002) through the Italian Government’s Investment Incentive Program, which provided capital grants equal to a percentage of the aggregate investment made by the Group in the construction of new manufacturing facilities, or in the improvement of existing facilities, in designated areas of the country. In 2003, the Group continued to invest in Baia Mare (Romania), Salvador de Bahia (Brazil) and Shanghai (China). Other investments were made in Italy to increase overall efficiency and productivity. A significant portion of investment were made to realize retail gallery and stores furnishings. In addition the Group made a final payment of € 7.4 million for the purchase of a new aircraft.

          Cash used for financing activities in 2003 totaled € 17.5 million versus € 149.3 million in the previous year. In 2003 net cash used for the reimbursement of short-term borrowings was € 0.3 million, compared to € 134.3 million in 2002. Dividends paid to shareholders were € 18.0 million and € 15.7 million in 2003 and 2002, respectively.

          As at December 31, 2003, the Group had available credit facilities totaling € 209.1 million. The unused portion of these facilities amounted to approximately € 204.3 million (see Note 11 to the Consolidated Financial Statements included in Item 18 of this annual report). The Group’s long-term debt represented less than 1% of shareholders’ equity at December 31, 2003 and 2002 (see Note 16 to the Consolidated Financial Statements included in Item 18 of this annual report).

          Management believes that the Group’s working capital is sufficient for its present requirements. The Company’s principal source of funds is expected to be cash flows generated from operating activities, cash on hand and amounts available under its credit facilities. The Company’s principal use of funds is expected to be the payment of operating expenses, working capital requirements and capital expenditures.

Contractual Obligations and Commercial Commitments

          The following tables set forth the contractual obligations and commercial commitments of the Group as at December 31, 2003:

	Payments Due by Period (in euro thousands)
		Less than			After 5
Contractual Obligations	Total	1 year	1-3 years	4-5 years	years
Long-Term Debt	5,509	1,291	2,244	400	1,574
Operating Leases(1)	88,877	10,165	19,768	20,955	37,989

Total Contractual Cash Obligations	94,386	11,456	22,012	21,355	39,563

(1)	The leases relate to the leasing by several companies of the Group of manufacturing facilities and stores under lease agreements.

	Amount of Commitment Expiration Per Period
		(in euro thousands)
	Total	Less
	Amounts	than			After 5
Other Commercial Commitments	Committed	1 year	1-3 years	4-5 years	years
Lines of Credit(1)	4,720	4,720	—	—	—
Standby Letters of Credit(2)	2,980	250	1,022	1,752	—
Guarantees(3)	26,041	26,041 (2)	—	—	—

Total Commercial Commitments	33,741	33,741	—	—	—

(1)	The lines of credit are primarily used by the Company for purchases of materials from suppliers.

(2)	The letters of credit are primarily issued by the Company in support of purchases of materials from suppliers.

(3)	The guarantees are primarily comprised of surety bonds provided by certain financial institutions in connection with the Natuzzi 2000 project. The Company, in turn, directly provides guarantees in an equivalent amount to such financial institutions. The surety bonds will expire when the Italian Ministry of Budget releases the final approvals of all investments already made in connection with the Natuzzi 2000 project.

Related Party Transactions

          Please refer to Item 7, “Major Shareholders and Related Party Transactions” of this annual report.

Research and Development

          Research and development is a strategic activity for the Group. The Group’s research and development efforts are concentrated on the design of new products and on improvements to the manufacturing process. See Item 4, “Information on the Company — Manufacturing” and Item 4, “Information on the Company — Products and Design”. During 2003, the Group’s investment in research and development activities was approximately € 8 million. Approximately 130 highly qualified people work in these activities, and more than 100 new products are generally introduced each year.

          In September 2001, the Company opened a new design center in the province of Milan where experienced craftsmen develop and test the highest range of models.

          Following the “ISO 9001”, in November 2001 Natuzzi obtained the “ISO 14001” certification that underlines the Company attention towards the environment. Natuzzi’s tannery is certified as well.

New Accounting Standards under Italian and U.S. GAAP

          Italian GAAP. In January 2002, the Italian Accounting Profession approved an accounting standard on interim financial statements. The Company has adopted this new standard.

          U.S. GAAP. The new accounting standards under U.S. GAAP are outlined below:

          SFAS No. 143:

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143, Accounting for Asset Retirement Obligations (SFAS No. 143). SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Company also records a corresponding asset which is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company adopted SFAS No. 143 on January 1, 2003. Application of this statement did not have an impact on the consolidated financial statements of the Company.

          SFAS No. 145:

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 amends existing guidance on reporting gains and losses on the extinguishment of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. SFAS No. 145 also amends SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of the Statement related to the rescission of Statement No. 4 is applied in fiscal years beginning after May 15, 2002. Earlier application of these provisions is encouraged. The provisions of the Statement related to Statement No. 13 were effective for transactions occurring after May 15, 2002, with early application encouraged. The adoption of SFAS No. 145 did not have an effect on the consolidated financial statements of the Company.

          SFAS No. 146:

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of SFAS No. 146 did not have an effect on the consolidated financial statements of the Company.

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

          SFAS No. 150:

          On May 15, 2003, the FASB issued Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. This Statement establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The statement also includes required disclosure for financial instruments within its scope. For the Company, the Statement was effective for instruments entered into or modified after May 31, 2003 and otherwise will be effective as of January 1, 2004, except for mandatorily redeemable financial instruments. For certain mandatorily redeemable financial instruments, the Statement will be effective for the Company on January 1, 2005. The effective date has been deferred indefinitely for certain other types of mandatorily redeemable financial instruments. The Company currently does not have any financial instruments that are within the scope of this Statement.

          FASB interpretation No. 46:

In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, Consolidation of Variable Interest Entities, which was issued in January 2003. The Company will be required to apply FIN 46R to variable interests in VIEs created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, the Interpretation will be applied beginning on January 1, 2005. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and noncontrolling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and noncontrolling interest of the VIE. The Company does not believe that it has any VIE for consolidation.

Item 6. Directors, Senior Management and Employees

The directors, executive officers and officers of the Company at March 31, 2004 were as follows:

Name	Age	Position with the Company
Pasquale Natuzzi	64	Chief Executive Officer, Chairman of the Board of Directors
Giuseppe Desantis	42	General Manager, Vice Chairman of the Board of Directors
Giambattista Massaro	42	General Manager of Purchasing, Logistics and Overseas Operations, Member of the Board of Directors
Gianluca Monteleone	37	Marketing and Communication Director, Member of the Board of Directors
Giuseppe Russo Corvace	54	Managing Director for Accounting and Finance
Armando Bianchini	59	Outside Director
Stelio Campanale	42	Outside Director
Pietro Gennaro	82	Outside Director
Enrico Vitali	43	Outside Director
Antonello Bracalello	39	South West Europe-Asia Pacific Sales and Marketing Director.
Enrico Carta	56	Human Resources and Organization Director
Giovanni Costantino	40	Research and Development Director
Annunziata Natuzzi	40	Internal Relations and Overseas Human Resources Manager
Enrico Raggi De Marini	41	North East Europe, Middle East and Africa Sales and Marketing Director
Steve Bailey	47	Marketing and Retail Development Manager of Natuzzi Americas Inc.
Francesco Basile	36	Human Resources Manager for Staff and Sales Depts.
Anna Beccari	48	Consumer Communication Manager
Amedeo Buzzacchino	52	Provider Planning Manager
Vito Arcangelo R. Castoro	48	Production Director
Giuseppe Catalano	37	General Counsel
Francesco Cornacchia	40	Production Manager of Italsofa Bahia Ltd
Nicola Coropulis	38	South West Europe and Asia-Pacific Sales Operations & Development Manager
Vito Dagostino	41	Purchasing Director
Gaetano De Cataldo	40	Executive Vice President of Finance and Operations of Natuzzi Americas, Inc.
Nicola V.M. Dell’Edera	42	Finance Director
Michele D’Ercole	42	Managing Director of Natco S.p.A.
Giuseppe Firrao	46	Trade Communication Manager
Pietro Gallotta	42	Information Systems Director
Carl Grierson	37	Director of the Board of Directors of Castlegate 170 Ltd (renamed Natuzzi United Kingdom Ltd)
Sylvain Grisé	41	Spain and Portugal Country Manager
Lars Hovang	37	North East Europe, Middle East and Africa Marketing Manager

Name	Age	Position with the Company
Cesare Laberinti	71	Chairman and Managing Director of IMPE S.p.A
Valeria Maria Lanzilotta	38	Asia-Pacific Sales Manager
Bo Lippert-Larsen	42	Nordic Region Country Manager
Guglielmo Lo Savio	58	Exhibition Manager
Loredana Mariani	42	South West Europe and Asia-Pacific Marketing Manager
Nicola Masotina	45	Italy Retail Country Manager
Jan Mentens	37	Benelux Country Manager
Giovanni Mercadante	47	Accounting Director
Ottavio Milano	38	Control and Internal Auditing Manager
Filippo Vito Petrera	40	Product Development, Quality and Environment Manager
John Phillips	56	Executive Vice President of Sales of Natuzzi Americas Inc.
Claudia Piccirilli	38	Retail Design and Engineering Manager
Salvatore Ragazzo	38	Chairman and Managing Director of Spagnesi S.p.A.
Dave Riches	44	Finance Director of Castlegate 170 Ltd (renamed Natuzzi United Kingdom Ltd)
Stefano Sette	36	Global Product & Style Center Manager
Giuseppe Vito Stano	45	Sales Administration Director
Fredrick Starr	72	President and Chief Executive Officer of Natuzzi Americas Inc.
Francesco Stasolla	38	Managing Director of Italsofa Romania S.r.l.
Richard Tan	44	Chairman and Managing Director of Italsofa Shanghai Co. Ltd
Vito Testini	50	Managing Director of Minuano Nordeste S.A
Giuseppe Trevissoi	42	Logistics Director
Giacomo Ventolone	37	Public Relations Manager
Antonio Ventricelli	50	Production Manager and Director of Italsofa (Shanghai) Ltd
Marco Siro Verucchi	35	Asset Protection Manager
Fernando R. Vitale	38	Director of Italsofa Bahia Ltda.
Luigi Vitolo	58	Technical Dept. Director
Rino Zinco	49	Switzerland Country Manager

          Pasquale Natuzzi, who serves as Chief Executive Officer, founded the Company in 1959 and has since acted as its principal executive officer. Mr. Natuzzi held the title of Sole Director of the Company from its incorporation in 1972 until 1991, when he became the Chairman of the Board of Directors.

          Giuseppe Desantis is General Manager, Vice Chairman of the Board of Directors, and also acts as the Company’s principal financial officer. He became Vice Chairman of the Company in 1991. From 1988 to 1991, he was Assistant to Mr. Natuzzi. In 1987, he managed the Company’s pricing and costing department. From 1984, when he joined the Company, to 1986 he worked in the Company’s accounting department.

          Giambattista Massaro is General Manager of Purchasing, Logistics and Overseas Operations and member of the Board of Directors. From 1992 to 1993 he was assistant to Mr. Natuzzi and from 1990 to 1992 he was Pricing and Costs Manager. He joined the Company in 1987 as a buyer. He is also Chairman of Natco S.p.A and of Natuzzi Trade Service S.r.l. as well as Director of Italsofa Bahia Ltda.,

Italsofa Romania S.r.l. and Natuzzi Asia Ltd.

          Gianluca Monteleone is Marketing and Communication Director and member of the Board of Directors. He joined the Company and became a Director in 1999. He was previously a brand manager at Johnson & Johnson, Italy and Marketing Manager at Sara Lee International.

          Giuseppe Russo Corvace acts as Managing Director for Accounting and Finance. He is a partner of Vitali, Romagnoli, Piccardi e Associati (formerly Tremonti e Associati), a law and tax consulting firm serving the Company and other major domestic and multinational companies. He has also served as a consultant to non-profit organizations. He serves as member of the Board of Auditors of a number of other Italian companies. He is delegated by the Board to supervise all activities related to domestic and international tax issues.

          Armando Branchini has been an Outside Director of the Company since 2001. He founded InterCorporate — Strategie e Impresa, a consultancy firm specialized in business strategies and strategic marketing. He is a professor of Strategic Marketing of Luxury Goods at the IULM University in Milan. From 1973 through 1987, he was responsible for establishing and implementing a marketing program aimed at supporting the entrance and development of Italian fashion in principal international markets.

          Stelio Campanale is an Outside Director of the Company and has been a member of the Board of Directors since 1991. He was Legal Counsel of the Company from 1991 to 1997, and then served as a consultant of the Company. He was previously a senior consultant at Praxi S.p.A., a corporate consulting company, from 1988 to 1990.

          Pietro Gennaro has been an Outside Director of the Company since 1993. He is the founder of Gennaro-Boston Associati, an Italian management consulting firm that is a subsidiary of the Boston Consulting Group. He is currently a professor at the University of Pavia and at ISTUD, a senior management business school. Mr. Gennaro is also a management consultant to major companies in Italy, serving as Chief Executive Officer of PGA — Strategia e Organizzazione, a management consultancy. Previously, he has also served as President of Waste Management Italia.

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

          Antonello Bracalello is South West Europe & Asia-Pacific Sales and Marketing Director. He is also Chairman of Natuzzi Ibérica S.A. and member of the Board of Directors of Kingdom of Leather Ltd and Castlegate 170 Ltd. (renamed Natuzzi United Kingdom Ltd). He joined the Company in September 2001. Previously, he was Sales Manager for both Blu S.p.A., a telecommunications company, and Computer Discount, a company specializing in retail PC sales in Italy.

          Enrico Carta joined the Company in February 2002 as Human Resources and Organization Director. He is also Director of Spagnesi S.p.A. He has served as a human resources manager over several years for some of the most important Italian industrial and consulting firms.

          Giovanni Costantino has served as Research and Development Director of the Group since 1999. He was previously a consultant for furnishings and was in charge of developing the Company’s “Decorator” program.

          Annunziata Natuzzi is Internal Relations and Overseas Human Resources Manager. She joined the Company in 1981. She started working in the Production Department and, in two years,

worked briefly in all of the departments of the Group. She has extensive experience in the Italian Sales Department and in the International Sales Administration Department. She has worked in the Personnel Department since 1990.

          Enrico Raggi De Marini is North East Europe, Middle East and Africa Sales and Marketing Director. He is also Chairman of Natuzzi Benelux N.V., managing Director of Natuzzi Germany GmbH and Director of Natuzzi Nordic ApS. He joined the Company in March 2003. He previously worked for Salvatore Ferragamo Italia, CISA Group and Cirio-Bertolli-De Rica.

          Steve Bailey is Marketing and Retail Development Manager of Natuzzi Americas Inc. He joined the Company in October 2000. Prior to that, he was Director of Retail Advertising at Bassett Furniture.

          Francesco Basile is Human Resources Manager for Staff and Sales Depts. He joined the Company in 1997 as Selection and Training Manager. Previously he worked in SIEMENS Nixdorf Information system AG Group as HR manager and was in charge of trade union relations.

          Anna Beccari is Consumer Communication Manager. She joined the Company in June 2002. She previously worked at Leo Burnett Italia for 20 years, most recently as Client Service Director, working with clients as Coca Cola Italia, Ariston Europe, Gordon’s Gin Pampero Rum, Johnnie Walker and several banks.

          Amedeo Buzzacchino is Provider Planning Manager. He joined the Company in January 1988 as an employee in the Logistics Department.

          Vito Arcangelo R. Castoro is Production Director of the Company. He joined the Group in 1989 as an employee in the Logistics Department. In 1999, he managed one of the Italian factories and subsequently managed several factories. Previously he worked for Calabrese S.p.A, a producer of industrial vehicles.

          Giuseppe Catalano is the Company’s General Counsel. He joined Natuzzi in September 2000. Previously, he worked for 4 years as a lawyer in private practice and for 5 years at Sanpaolo IMI Banking Group in Luxembourg and Milan.

          Francesco Cornacchia is Production Manager and Director of Italsofa Bahia Ltda., a Brazilian subsidiary of the Company. He started in Natuzzi in 1992 as an employee in the Logistics Department. In 1999, he managed the Production Administration in one of the Italian factories.

          Nicola Coropulis is South West Europe & Asia-Pacific Sales Operations and Development Manager. He joined the Company in 1992 as an employee in the Sales Administration Department. He is also Chairman of Natuzzi (Switzerland) AG and Director of Natuzzi Ibérica S.A.

          Vito Dagostino is Purchasing Director. He is also Director of the Romanian subsidiary, Italsofa Romania S.r.l. He joined the Company in 1988 and has previously served as a buyer.

          Gaetano De Cataldo is Executive Vice President of Finance and Operations of Natuzzi Americas, Inc. He previously served the Company as Sales Manager for Latin America. From 1995 to 1997, he was International Franchisee Operations Manager, and from 1993 to 1995 he was Assistant Sales Administration Manager. He joined the Company in 1990 as a customer service representative.

          Nicola Vittorio Maria Dell’Edera is Finance Director. He joined the Company in 1999. From 1997 to 1999, he was head of the Financial Analysis Department in the New York branch of Banca di Roma, an Italian bank. He previously worked in Banca di Roma’s branches in Rome and Bari.

          Michele D’Ercole is Managing Director of Natco S.p.A., the Company’s subsidiary engaged in leather and dyeing operations. He joined the Company in 1989 and has previously served as a buyer and later as Purchasing Director.

          Giuseppe Firrao is Trade Communication Manager. He joined the Company in 1996. From 1992 to 1996, he was Account Director at Dorland Wilkens, Italy, an advertising agency network.

          Pietro Gallotta is Information Systems Director. He joined the Company in February 2004. Previously, he worked for important consulting firms specialized in Business Innovation, Information Systems Management and Reorganization.

          Carl Grierson is Director of Castlegate 170 Ltd (renamed Natuzzi United Kingdom Ltd). Previously he was General Manager for Buying, Merchandising and Logistics of Kingdom of Leather Ltd. He joined Kingdom of Leather Ltd in 1992 and rapidly progressed through the company, holding management positions in Scotland regional management, exhibition coordination and buying and merchandising.

          Sylvain Grisé is Spain and Portugal Country Manager. He is Managing Director of Natuzzi Iberica S.A., the Company’s subsidiary responsible for sales operations in Spain and Portugal. He joined the Group in May 2002. Previously, he worked for KA International.

          Lars Hovang is North East Europe, Middle East and Africa Marketing Manager and Director of Natuzzi Nordic ApS. He joined the Company in January 2002, after working for Bang & Olufsen.

          Cesare Laberinti is Chairman and Managing Director of IMPE S.p.A., the subsidiary engaged in polyurethane foam operations.

          Valeria Maria Lanzilotta is Sales Manager of Asia-Pacific. She is Director of Natuzzi Asia Ltd, the Company’s Hong Kong subsidiary. She joined the parent company in 1996. Prior to 1996, she held positions which involved extensive travel throughout China. She is fluent in Mandarin.

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

          Loredana Mariani is South East Europe and Asia-Pacific Marketing Manager. She joined the Company in 2002. Previously, she worked for such major companies as Estée Lauder Italia, Reckitt & Colman Italia and Alivar.

          Nicola Masotina is Italy Retail Country Manager. He joined the Company in 1994 as Sales Manager for Divani & Divani franchised stores in Italy. Previously, he was Area Manager for Southern Italy for the franchised stores of GIG, an Italian group which distributes toys.

          Jan Mentens has been Belgium Country Manager since April 2003. He is Managing Director of Natuzzi Benelux NV.

          Giovanni Mercadante is Accounting Director. He joined the Company in 1983.

          Ottavio Milano is Control and Internal Auditing Manager. He joined the Company in May 1992.

          Filippo Vito Petrera is Product Development, Quality and Environment Manager. He joined the Group in March 1995. He was previously in charge of the Technical Office.

          John Phillips is Executive Vice President of Sales of Natuzzi Americas, Inc., responsible for sales strategy and planning throughout North and South America. He was previously Vice President of the Upholstery Division at Bedford Furniture, Canada, and then worked as Sales Manager of National Accounts for Spring Air Canada. He joined the Company in August 1999 as Vice President of Sales and Marketing, Canada.

          Claudia Piccirilli is Retail Design and Engineering Manager. She joined the Company in July 2003. She previously worked for New Trading Company S.p.A., a company specialized in engineering and design of new clothing shops.

          Salvatore Ragazzo is Chairman and Managing Director of Spagnesi S.p.A., the subsidiary engaged in Wood Trim Products manufacturing operations. He joined the Group in 1989 as an analyst programmer.

          David Riches is Finance Director for Castlegate 170 Ltd (renamed Natuzzi United Kingdom Ltd). He joined the Group in January 2002. Previously he held the position of Finance Director for Hi-Tec Sports International Ltd (a wholly owned subsidary of Hi-Tec Sports PLC) and prior to that he worked for Amstrad PLC for ten years in various finance positions culminating in being Financial Controller and Company Secretary.

          Stefano Sette is Global Product and Style Center Manager. He joined Natuzzi in 1990, starting in the Sales Administration and Accounting Department.

          Giuseppe Vito Stano has been Sales Administration Director of the Company since 1991. He is also Sole Director of Natuzzi Americas, Inc. From 1986 to 1991, he was Executive Vice President of Natuzzi Upholstery Inc. (currently Natuzzi Americas, Inc.) in the United States. Prior to that, he was Assistant Vice President of Natuzzi Upholstery Inc. He joined the Group in 1980, as a staff member of the Company’s Export Department.

          Fredrick Starr is President and CEO of Natuzzi Americas, Inc. He joined the Company in October 2001. Since retiring in 1998 from Thomasville Furniture Industries, where he served as President for 16 years, he has been involved in several business and civic efforts. Most recently, he has worked with Style Craft Metal Beds as part owner and adviser. Additionally, he was appointed by Governor Hunt to lead an effort to bring Major League Baseball to North Carolina, has served as President of Piedmont Triad Partnership and is currently on the North Carolina Environmental Management Commission.

          Francesco Stasolla is Chairman and Managing Director of Italsofa Romania S.r.l.. He started at Natuzzi in January 1988 as a buyer.

          Richard Tan is Chairman and Managing director of Italsofa (Shanghai) Ltd. He has been in the upholstery business for 17 years. In November 2000, he began cooperation with Natuzzi Asia Ltd for the start-up of the Chinese production operations. He was appointed as Chairman of Italsofa Shanghai Co. Ltd on October 2002.

          Vito Testini is Managing Director of Minuano Nordeste S.A., a Brazilian subsidiary of the Group, and Director of Italsofa Bahia Ltda. He joined the Company in 1985. After a period work in production, he has been Quality Manager of the Group since 2000. From 2000 since 2003 he was Production Director of Italsofa Bahia Ltda.

          Giuseppe Trevissoi is Logistics Director. He joined the Company in 1999. He previously worked in R&D at Alenia, was the Purchasing Manager at Allied Signal and Logistics Manager at SKF and Bosch.

          Giacomo Ventolone is Public Relations Manager of the Group. From 1995 to 1997 he worked at De Agostini DL, Publishing House based in Rome. In 1997, he started working for Natuzzi Communications Department. He has been managing external communications initiatives for the Group at a national and international level by coordinating a network of PR Agencies in 12 countries.

          Antonio Ventricelli is Production Manager and Director of Italsofa (Shanghai) Ltd. He started at Natuzzi in July 1990. He has worked as a sofa-prototypist at the Company for ten years. He has previously worked as an upholster at other manufacturing firms.

          Marco Siro Verucchi joined the Company in August 2003 as Asset Protection Manager. Previously, he was captain in the “Guardia di Finanza” (Military Corp of Economic and Financial Policy) where he was in charge of, among other things, activity against terrorism, organized crime and economic and financial crimes.

          Fernando R. Vitale is Managing Director of the Brazilian subsidiary Italsofa Bahia Ltda. Previously, he worked for 15 years at Curtume Touro Ltda., a Brazilian leather tannery.

          Luigi Vitolo is Technical Department Director. Previously was Industrialization Manager. He joined the Company in October 2001. Prior to that, he was a teacher in a technical school and acted as a project consultant for industrial planning and building renovations.

          Rino Zinco is Switzerland Country Manager. He joined the Company in 2003. He is General Manager of the Swiss subsidiary Natuzzi (Switzerland) AG/SA.

          Annunziata Natuzzi is the daughter of Pasquale Natuzzi. There are no other family relationships among the directors and executive officers of the Company.

          Directors are elected for three-year terms. The next election of Directors will take place in April 2007. See Item 10, “Additional Information — By-laws — Board of Directors”.

Compensation of Directors and Officers

          Aggregate compensation paid by the Group to the directors and officers named above was approximately € 9.0 million in 2003.

Share Ownership

          Mr. Pasquale Natuzzi owns 47.7% of the issued and outstanding Ordinary Shares. As of December 16, 2003, Mr. Natuzzi holds his entire beneficial ownership of Natuzzi S.p.A. shares (other than 196 ADSs) through INVEST 2003 S.r.l., an Italian holding company (having its registered office at Via Gobetti 8, Taranto, Italy) wholly-owned by Pasquale Natuzzi. Each of Annunziata Natuzzi and Anna Maria Natuzzi owns 2.4% of the issued and outstanding Ordinary Shares. None of the Company’s other directors and officers listed above owns one percent or more of the Ordinary Shares. See Item 7, “Major Shareholders and Related Party Transactions — Major Shareholders”.

Statutory Auditors

          The following table sets forth the names of the three members of the board of statutory auditors of the Company and the two alternate statutory auditors and their respective positions, as of the date of this annual report. The current board of statutory auditors was elected for a three-year term on April 30, 2004.

Name	Position
Francesco Venturelli	Chairman
Cataldo Sferra	Member
Costante Leone	Member
Giuseppe Pio Macario	Alternate
Vittorio Boscia	Alternate

          During 2003, our statutory auditors received in the aggregate approximately € 108,000 in compensation for their services to the Company and its Italian subsidiaries.

External Auditors

          On April 30, 2004, at the annual general shareholders’ meeting, KPMG S.p.A., with offices in Bari, Italy, was appointed as the Company’s external auditors for a three-year period.

Employees

          As at December 31, 2003, the Group had 6,230 employees (3,983 in Italy and 2,247 abroad), as compared to 5,742 and 4,643 on December 31, 2002 and 2001, respectively. As at December 31, 2003, the average age of the Group’s employees was approximately 30 years. Historically, there has been very little turnover among the Group’s employees and management believes that the Group’s relations with its workers are good. The Group maintains a company intranet and, as a major employer in the Bari/Santeramo area, is, in the view of management, an important participant in community life.

          Italian law provides that, upon termination of employment for whatever reason, employees are entitled to receive certain indemnity payments based on length of employment. As at December 31, 2003, the Company had € 27.6 million reserved for such termination indemnities, such reserves being equal to the amounts, calculated on a percentage basis, required by Italian law.

          During certain years, the Group receives benefits from the Italian Government and from the European Union for hiring and training employees. During 2001, the Company received € 2.3 million in employment incentives, while in 2002 and 2003 the Company did not receive any significant employment incentives.

          Under the Italian Government’s youth employment program, since 2003, the Group has been entitled to hire workers under age 32 for its plants in the Mezzogiorno as temporary employees under short-term contracts of 24 months. This program enables Italian employers to reduce the required social security contributions payable with respect to such employees. In addition, the Italian Government provides for reduced social security contributions payable by employers in the Mezzogiorno with respect to its permanent employees. Pursuant to an agreement with the European Union in early 1995, however, such reductions and incentives are being gradually phased out.

          Currently, most of the Group’s benefits are derived from a European Union plan providing incentives for the hiring of new permanent employees. The European Social Fund (a European Union organization), acting through the European Regions covered by the plan, provides employment incentives in the form of grants and subsidizes social security contributions paid for new permanent employees hired during the last three years, upon fulfilment of the plan’s specific requirements.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

          Mr. Pasquale Natuzzi, who founded the Company and is currently Chairman of the Board of Directors and Chief Executive Officer, owns 47.7% of the issued and outstanding Ordinary Shares of the Company (52.8% of the Ordinary Shares if the Ordinary Shares owned by members of Mr. Natuzzi’s immediate family (the Natuzzi Family) are aggregated) and controls the Company, including its management and the selection of its Board of Directors. As of December 16, 2003, Mr. Natuzzi holds his entire beneficial ownership of Natuzzi S.p.A. shares (other than 196 ADSs) through INVEST 2003 S.r.l., an Italian holding company (having its registered office at Via Gobetti 8, Taranto, Italy) wholly-owned by Pasquale Natuzzi.

          The following table sets forth information, as reflected in the records of the Company as at March 31, 2004, with respect to each person who owns more than 5% of the Company’s Ordinary Shares or ADSs.

	Number of Shares	Percent
	Owned	Owned
Pasquale Natuzzi(1)	26,064,906	47.7%
Royce & Associates LLC	4,147,600	7.6%
Marathon Asset Management Ltd	3,146,358	5.6%

(1)	If Mr. Natuzzi’s Ordinary Shares are aggregated with those held by members of the Natuzzi Family, the amount owned would have been 28,864,906 and the percentage ownership of Ordinary Shares would have been 52.8%.

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

          As of May 28, 2004, 54,681,628 Ordinary Shares were outstanding. As of the same date, there were 25,814,497 ADSs (equivalent to 25,814,497 Ordinary Shares) outstanding. The share equivalent to outstanding ADSs was equal to 47.2% of the total number of outstanding Natuzzi Ordinary Shares.

          Since certain of the shares and ADSs were held by brokers or other nominees, the number of direct record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States or of where the direct beneficial owners of such shares are resident.

Related Party Transactions

          No member of the board of directors or board of statutory auditors and no senior officer (including close members of any such person’s families) nor any enterprise over which any such person is able to exercise a significant influence has had any interest in any transactions that are or were unusual in their nature or conditions or are or were material to the Company, and that were either effected since December 31, 1999 or that were effected during an earlier period and remain in any respect outstanding or unperformed. The Company has not provided any loans or guarantees to or for the benefit of any such person since December 31, 1999 or that remain outstanding or unperformed.

Item 8. Financial Information

Consolidated Financial Statements

          Please refer to Item 18, “Financial Statements” of this annual report.

Export Sales

          Export sales from Italy totaled approximately € 651 million in 2003, as compared with € 659 million in 2002, which represented 88.6% of the Company’s 2002 net leather- and fabric-upholstered furniture sales (89.7% in 2002).

Legal Proceedings

          Neither the Company nor any of its subsidiaries is a party to any legal or governmental proceeding that is pending or, to the Company’s knowledge, threatened or contemplated against Natuzzi or any such subsidiary that, if determined adversely to Natuzzi or any such subsidiary, would have a materially adverse effect, either individually or in the aggregate, on the business, financial condition or results of operations of the Group.

Dividends

          Payment of dividends of € 0.14 per Ordinary Share in respect of the year ended December 31, 2003 was approved at the Company’s Annual General Meeting held on April 30, 2004 and will be paid starting from July 14, 2004 to the shareholders of record as of May 28, 2004. No further dividends in respect of the year ended December 31, 2003 are expected to be approved or paid.

          The table below sets forth the cash dividends paid per Ordinary Share in respect of each of the years indicated, and translated into dollars per ADS (each representing one Ordinary Share) at the Noon Buying Rate on the date or dates the respective dividends were first payable or, in the case of the dividend in respect of the year ended December 31, 2003, the Noon Buying Rate on December 31, 2003.

	Dividends per Ordinary	Translated into
Year ended December 31,	Share	dollars per ADS
2003	€0.1366	$0.15
2002	€0.3300	$0.35
2001	€0.2872	$0.26
2000	€0.2892	$0.25
1999(1)	€1.6351	$1.54

(1)	Includes a special dividend of € 1.1155 per Ordinary Share.

          Although the Company currently expects to continue to pay an annual year-end dividend, the payment of future dividends will depend upon the Company’s earnings and financial condition, capital requirements, governmental regulations and policies and other factors. Accordingly, there can be no assurance that dividends in future years will be paid at a rate similar to dividends paid in past years.

          Dividends paid to owners of ADSs or Ordinary Shares who are United States residents qualifying under the Income Tax Convention will generally be subject to Italian withholding tax at a maximum rate of 15%, provided that certain certifications are timely given. Such withholding tax will be treated as a foreign income tax which U.S. owners may elect to deduct in computing their taxable income, or, subject to the limitations on foreign tax credits generally, credit against their United States federal income tax liability. See Item 10, “Additional Information — Taxation — Taxation of Dividends”.

Item 9. The Offer and Listing

Trading Markets and Share Prices

          Natuzzi’s Ordinary Shares are listed on the New York Stock Exchange (the “NYSE”) in the form of ADSs under the symbol “NTZ”. Neither the Company’s Ordinary Shares nor its ADSs are listed on a securities exchange outside the United States. The Bank of New York is the Company’s Depositary for purposes of issuing the ADRs evidencing ADSs.

          Trading in the ADSs on the NYSE commenced on May 13, 1993. The following table sets forth, for the periods indicated, the high and low closing prices per ADS as reported by the NYSE.(1)

	Price Range of ADSs
	High	Low
1999:
First Quarter	24.500	16.375
Second Quarter	19.875	16.625
Third Quarter	20.125	16.375
Fourth Quarter	20.000	12.500
2000:
First Quarter	13.000	9.688
Second Quarter	12.813	9.875
Third Quarter	12.190	9.750
Fourth Quarter	13.063	11.375
2001:
First Quarter	14.050	12.125
Second Quarter	14.150	11.500
Third Quarter	14.000	10.150
Fourth Quarter	14.640	10.860
2002:
First Quarter	15.700	13.910
Second Quarter	16.100	13.350
Third Quarter	15.040	10.920
Fourth Quarter	10.970	9.120
2003:
First Quarter	10.050	7.240
Second Quarter	9.600	7.990
Third Quarter	10.390	7.820
Fourth Quarter	11.000	9.460
2004:
First Quarter	11.550	10.150
Monthly Data:
November 2003	11.000	9.710
December 2003	10.100	9.460
January 2004	11.170	10.150
February 2004	11.350	10.480
March 2004	11.550	10.500
April 2004	11.550	10.710
May 2004	10.970	10.150
June 2004 (through June 25)	10.800	10.450

(1)	Starting on January 1, 2001, the NYSE changed its practice of reporting stock quotes from a fractional to a decimal system. All stock quotes prior to this date, originally reported in fractions, were restated into decimals for ease of comparison.

Item 10. Additional Information

By-laws

          The following is a summary of certain information concerning the Company’s shares and By-laws (Statuto) and of Italian law applicable to Italian stock corporations whose shares are not listed in a regulated market in the European Union, as in effect at the date of this annual report. The summary contains all the information that the Company considers to be material regarding the shares but does not purport to be complete and is qualified in its entirety by reference to the By-laws or Italian law, as the case may be.

          In January 2003, the Italian government approved a wide-ranging reform of the corporate law provisions of the Italian Civil Code (“Civil Code”), which came into force on January 1, 2004. The following summary takes into account the 2003 corporate law reform.

General

          The Company’s By-laws are not yet in compliance with the 2003 corporate law reform. The deadline for adopting the necessary amendments is September 30, 2004. Accordingly, a meeting of the Company’s shareholders has been convened on July 22, 2004 to adopt such amendments.

          The issued share capital of the Company consists of 54,681,628 Ordinary Shares, par value € 1 per share. All the issued shares are fully paid, non-assessable and in registered form.

          The Company is registered with the Companies’ Registry of Bari at n. 19551, with its registered office at 51 Corso Cavour, Bari, Italy and its principal executive offices at 47, Via Iazzitiello, Santeramo in Colle, Bari, Italy.

          As set forth in Article 5 of the By-laws, the Company’s corporate purpose is the production, marketing and sale of sofas, armchairs, furniture in general and raw materials used for their production. The Company is generally authorized to take any actions necessary or useful to achieve its corporate purpose.

Authorization of Shares

          Additional shares may be authorized in connection with capital increases approved by the Company’s shareholders in an extraordinary meeting, but this authorization would generally be given only after recommendation by the Company’s board of directors.

Form and Transfer of Shares

          The Company’s Ordinary Shares are in certificated form and are transferable by endorsement of the share certificate by or on behalf of the registered holder, with such endorsement either authenticated by a notary in Italy or elsewhere or by a broker-dealer or a bank in Italy. The transferee must request that the Company enter his name in the register of shareholders in order to establish his rights as a shareholder as against the Company.

Dividend Rights

          Payment by the Company of any annual dividend is proposed by the board of directors and is subject to the approval of the shareholders at the annual shareholders’ meeting. Before dividends may be paid out of the Company’s unconsolidated net income in any year, an amount at least equal to 5.0% of such net income must be allocated to the Company’s legal reserve until such reserve is at least equal to one-fifth of the par value of the Company’s issued share capital. If the Company’s capital is reduced as a result of accumulated losses, dividends may not be paid until the capital is reconstituted or reduced by the amount of such losses. The Company may pay dividends out of available retained earnings from prior years, provided that, after such payment, the Company will have a legal reserve at least equal to the legally required minimum. No interim dividends may be approved or paid.

          Dividends will be paid in the manner and on the date specified in the shareholders’ resolution approving their payment (usually within 30 days of the annual general meeting). Dividends which are not collected within five years of the date on which they become payable are forfeited to the benefit of the Company. Holders of ADSs will be entitled to receive payments in respect of dividends on the underlying shares through The Bank of New York, as ADR depositary, in accordance with the deposit agreement relating to the ADRs.

Voting Rights

          Registered holders of the Company’s Ordinary Shares are entitled to one vote per Ordinary Share.

          As a registered shareholder, the Depositary (or its nominee) will be entitled to vote the Ordinary Shares underlying the ADSs. The Deposit Agreement requires the Depositary (or its nominee) to accept voting instructions from holders of ADSs and to execute such instructions to the extent permitted by law. Neither Italian law nor the Company’s By-laws limit the right of non-resident or foreign owners to hold or vote shares of the Company.

Board of Directors

          Pursuant to the Company’s By-laws, its board of directors must consist of seven to eleven individuals. The board of directors is elected at a shareholders’ meeting for three fiscal years. The directors, who may but are not required to be shareholders of the Company, may be re-appointed for successive terms. The board of directors has complete power of ordinary and extraordinary administration of the Company and in particular may perform all acts it deems advisable for the achievement of the Company’s corporate purposes, except for the actions reserved by applicable law or the By-laws to a vote of the shareholders at an ordinary or extraordinary shareholders’ meeting. See also “—Meetings of Shareholders”.

          The board of directors must appoint a chairman (presidente) and may appoint a vice-chairman. The chairman of the board of directors and the vice-chairman and the managing directors, if any, are severally the legal representatives of the Company. The board of directors may delegate certain powers to one or more managing directors (amministratori delegati), determine the nature and scope of the delegated powers of each director and revoke such delegation at any time. The managing directors must ensure, under the supervision of the board of directors, that the Company’s organizational and accounting structure is appropriate for its business and must report to the board of directors and board of statutory auditors at least every six months on the Company’s business and the main transactions carried out by the Company or by its subsidiaries.

          The board of directors may not delegate certain responsibilities, including the preparation and approval of the draft financial statements, the approval of merger and de-merger plans to be presented to shareholders’ meetings, increases in the amount of the Company’s share capital or the issuance of convertible debentures (if any such power has been delegated to the board of directors by vote of the extraordinary shareholders’ meeting) and the fulfillment of the formalities required when the Company’s capital has to be reduced as a result of accumulated losses that reduce the Company’s stated capital by more than one-third. See also “—Meetings of Shareholders”.

          The board of directors may also appoint a general manager (direttore generale) and one or more senior managers (direttori), who report directly to the board, and confer powers for single acts or categories of acts to employees of the Company or persons unaffiliated with the Company.

          Meetings of the board of directors are called seven days in advance by registered letter or three days in advance by telegram, by the chairman on his own initiative and must be called upon the request of any director or statutory auditor. Meetings may be held in person, or by video-conference or tele-conference, in any member state of the European Union, the United States, Switzerland, Australia or Japan. The quorum for meetings of the board of directors is a majority of the directors in office. Resolutions are adopted by the vote of a majority of the directors present at the meeting. In case of a tie, the chairman has the deciding vote.

          Pursuant to the 2003 reform, directors having any interest in a proposed transaction must disclose their interest to the board, even if such interest is not in conflict with the interest of the company in the same transaction. The interested director is not required to abstain from voting on the resolution approving the transaction, but the resolution must state explicitly the reasons for, and the benefit to the company of, the approved transaction. In the event that these provisions are not complied with, or that the transaction would not have been approved without the vote of the interested director, the resolution may be challenged by a director or by the board of statutory auditors if the approved transaction may be prejudicial to the Company. A managing director having any such interest in a proposed transaction within the scope of his powers must solicit prior board approval of such transaction. The interested director may be held liable for damages to the Company resulting from a resolution adopted in breach of the above rules. Finally, directors may be held liable for damages to the Company if they illicitly profit from insider information or corporate opportunities.

          Under Italian law, directors may be removed from office at any time by the vote of shareholders at an ordinary shareholders’ meeting. However, if removed in circumstances where there was no just cause, such directors may have a claim for indemnification against the Company. Directors may resign at any time by written notice to the board of directors and to the chairman of the board of statutory auditors. The board of directors must appoint substitute directors to fill vacancies arising from removals or resignations, subject to the approval of the board of statutory auditors, to serve until the next ordinary shareholders’ meeting. If at any time more than half of the members of the board of directors appointed at a shareholders’ meeting resign or otherwise cease to be directors, the remaining members of the board of directors (or the board of statutory auditors if all the members of the board of directors have resigned or ceased to be directors) must promptly call an ordinary shareholders’ meeting to appoint the new directors.

          The remuneration of directors is determined by shareholders at ordinary shareholders’ meetings. The board of directors, after consultation with the board of statutory auditors, may determine the remuneration of directors that perform management or other special services for the Company, such as the managing director. Directors are entitled to reimbursement for expenses reasonably incurred in connection with their functions.

          With effect from January 1, 2004, an Italian stock corporation may adopt one of two different corporate governance models as an alternative to the current model based on a board of directors and a board of statutory auditors. Stock corporations may opt for (i) a one-tier model with a single board of directors, including an audit committee composed of independent non-executive directors, or (ii) a two-tier model, including a management board, which is entrusted with management responsibilities, and a supervisory board which is entrusted mainly with control and supervisory responsibilities and, among other functions, appoints and removes the members of the management board and approves the company’s annual financial statements. The adoption of one of the new corporate governance models requires an extraordinary shareholders meeting resolution. The Company has no plans to change its current governance structure.

Statutory Auditors

          In addition to electing the board of directors, the Company’s shareholders elect a board of statutory auditors (Collegio Sindacale), appoint its chairman and set the compensation of its members. At ordinary shareholders’ meetings of the Company, the statutory auditors are elected for a term of three fiscal years, may be re-elected for successive terms and may be removed only for cause and with the approval of a competent court. Membership of the board of statutory auditors is subject to certain good standing, independence and professional requirements. In particular, at least one member must be a certified auditor.

          The Company’s By-laws currently provide that the board of statutory auditors shall consist of three statutory auditors and two alternate statutory auditors (who are automatically substituted for a statutory auditor who resigns or is otherwise unable to serve).

          The Company’s board of statutory auditors is required, among other things, to verify that the Company (i) complies with applicable laws and its By-laws, (ii) respects principles of good governance, and (iii) maintains adequate organizational structure, internal controls and administrative and accounting systems. The board of statutory auditors reports to the annual shareholders’ meeting on the results of its activity and the results of the Company’s operations.

          The Company’s board of statutory auditors is required to meet at least once every ninety days. In addition, the statutory auditors of the Company must be present at meetings of the Company’s board of directors and shareholders’ meetings. The statutory auditors may decide to call a meeting of the shareholders or the board of directors, ask the directors information about the management of the Company, carry out inspections and verifications at the Company and exchange information with the Company’s external auditors. Any shareholder may submit a complaint to the board of statutory auditors regarding facts that such shareholder believes should be subject to scrutiny by the board of statutory auditors, which must take any complaint into account in its report to the shareholders’ meeting. If shareholders collectively representing 5% of the Company’s share capital submit such a complaint, the board of statutory auditors must promptly undertake an investigation and present its findings and any recommendations to a shareholders’ meeting (which must be convened immediately if the complaint appears to have a reasonable basis and there is an urgent need to take action). The board of statutory auditors may report to the competent court serious breaches of directors’ duties.

          As mentioned in the preceding section, starting from January 1, 2004, Italian stock corporations may depart from the traditional Italian model of corporate governance structure and opt for two alternative models, neither of which includes a board of statutory auditors.

External Auditor

          The 2003 corporate law reform requires companies to appoint an external auditor or a firm of external auditors, each of them qualified to act in such capacity under Italian law, that shall verify (i) during the fiscal year, that the company’s accounting records are correctly kept and accurately reflect the company’s activities, and (ii) that the financial statements correspond to the accounting records and the verifications conducted by the external auditors and comply with applicable rules. The external auditor or the firm of external auditors express their opinion on the financial statements in a report that may be consulted by the shareholders prior to the annual shareholders’ meeting.

          The external auditor or the firm of external auditors is appointed for a three-year term and its compensation is determined by a vote at an ordinary shareholders’ meeting, having heard the board of statutory auditors, may be re-elected for two further consecutive terms, and may be removed only for cause by a vote of the shareholders’ meeting and with the approval of a competent court.

               On April 30, 2004, the Company’s shareholders appointed KPMG S.p.A., with legal offices at Via Vittor Pisani, 25, 20124 Milano, Italy, as its external auditors for a fifth consecutive three-year term.

Meetings of Shareholders

          Shareholders are entitled to attend and vote at ordinary and extraordinary shareholder’s meetings. Votes may be cast personally or by proxy. Shareholder meetings may be called by the Company’s board of directors (or the board of statutory auditors) and must be called if requested by holders of at least 10% of the issued shares. If a shareholders’ meeting is not called despite the request by shareholders and such refusal is unjustified, a competent court may call the meeting. Shareholders are not entitled to request that a meeting of shareholders be convened to vote on matters which, as a matter of law, shall be resolved on the basis of a proposal, plan or report by the Company’s board of directors.

          The Company may hold general meetings of shareholders at its registered office in Bari, at its executive offices in Santeramo or elsewhere within Italy or at locations outside Italy, as specified in the By-laws (any member state of the European Union, the United States, Switzerland, Australia or Japan) following publication of notice of the meeting in Italy’s Official Gazzette at least 15 days before the date fixed for the meeting. The Depositary will mail to all record holders of ADSs a notice containing a summary of all information contained in any notice of a shareholders’ meeting received by the Depositary.

          Shareholders’ meetings must be convened at least once a year. The Company’s annual stand-alone financial statements are prepared by the board of directors and submitted for approval to the ordinary shareholders’ meeting which must be convened within 120 days after the end of the fiscal year to which such financial statements relate. This term may be extended to up to 180 days after the end of the fiscal year, as long as we continue to be bound by law to draw up consolidated financial statements or if particular circumstances concerning its structure or its purposes so require. At ordinary shareholders’ meetings, shareholders also appoint the external auditors, approve the distribution of dividends, appoint the board of directors and statutory auditors, determine their remuneration and vote on any matter the resolution or authorization of which is entrusted to them by law.

          Extraordinary shareholders’ meetings may be called to vote on proposed amendments to the By-laws, issuance of convertible debentures, mergers and de-mergers, capital increases and reductions, when such resolutions may not be taken by the board of directors pursuant to the 2003 corporate law reform. In particular, the board of directors may transfer the Company’s registered office within Italy or make other amendments to the Company’s By-laws when these amendments are required by law, approve mergers by absorption into the Company of any subsidiary in which the Company holds at least 90% of the issued share capital and reductions of the Company’s share capital in case of withdrawal of a shareholder. The board of directors may also approve the issuance of shares or convertible debentures if such powers have been previously delegated to the board of directors by vote of the extraordinary shareholders’ meeting. Liquidation of the Company must be resolved upon by an extraordinary shareholders’ meeting.

          The notice of a shareholders’ meeting may specify up to two meeting dates for an ordinary or extraordinary shareholders’ meeting; such meeting dates are generally referred to as “calls”.

          The quorum for an ordinary meeting of shareholders is 50% of the Ordinary Shares, and resolutions are carried by the majority of Ordinary Shares present or represented. At an adjourned ordinary meeting, no quorum is required, and the resolutions are carried by the majority of Ordinary Shares present or represented. Certain matters, such as amendments to the By-laws, the issuance of shares, the issuance of convertible debentures and mergers and de-mergers may only be effected at an extraordinary meeting, at which special voting rules apply. Resolutions at an extraordinary meeting of the Company are carried by a majority of the shares. An adjourned extraordinary meeting is validly held with a quorum of one-third of the issued shares and its resolutions are carried by a majority of at least two-thirds of the holders of shares present or represented at such meeting. In addition, certain matters (such as a change in purpose or corporate form of the company, the transfer of its registered office outside Italy, its liquidation prior to the term set forth in its By-laws, the extension of the term and the issuance of preferred shares) must be carried by the holders of more than one-third of the shares and more than two-thirds of the shares present and represented at such meeting.

          Prior to 2004, to attend any shareholders’ meeting, at least five days prior to the date fixed for the meeting, shareholders had to lodge their share certificates at the offices of the Company or with such banks as may be specified in the notice of meeting, in exchange for an admission ticket. Starting from January 1, 2004, the law no longer requires that share certificates be deposited prior to the shareholders’ meeting. However, a resolution adopted by an extraordinary shareholders’ meeting may introduce a prior-deposit requirement in the Company’s By-laws. Owners of ADRs may make special arrangements with the Depositary for the beneficial owners of such ADRs to attend shareholders’ meetings, but not to vote at or formally address such meetings. The procedures for making such arrangements will be specified in the notice of such meeting to be mailed by the Depositary to the owners of ADRs.

          Shareholders may appoint proxies by delivering in writing an appropriate instrument of appointment to the Company. Directors, auditors and employees of the Company or of any of its subsidiaries may not be proxies and any one proxy cannot represent more than 20 shareholders.

Preemptive Rights

          Pursuant to Italian law, holders of Ordinary Shares are entitled to subscribe for the issuance of shares, debentures convertible into shares and rights to subscribe for shares, in proportion to their holdings, unless such issues are for non-cash consideration or preemptive rights are waived or limited by an extraordinary resolution adopted by the affirmative vote of holders of more than 50% of the Ordinary Shares (whether at an extraordinary or adjourned extraordinary meeting) and such waiver or limitation is required in the interest of the Company. There can be no assurance that the holders of ADSs may be able to exercise fully any preemptive rights pertaining to Ordinary Shares.

Preference Shares; Other Securities

          Italian companies are permitted in accordance with Italian law to issue preference shares with limited voting rights, to issue other classes of equity securities with different economic and voting rights, to issue so-called participation certificates with limited voting rights, as well as so-called tracking stock, if their by-laws permit such issuances. The Company’s By-laws currently do not provide for any of such issuances and would need to be amended at an extraordinary shareholders’ meeting to allow the Company to issue those classes of shares and/or securities.

          The power to issue debt securities not convertible into its shares is vested by law in the board of directors.

Segregation of Assets and Proceeds

          Pursuant to the 2003 corporate law reform, effective January 1, 2004, the board of directors of an Italian company may approve the segregation of a company’s assets into one or more separate pools. Such pools of assets may have an aggregate value not exceeding 10% of the shareholders’ equity of the company. Each pool of assets must be used exclusively for the carrying out of a specific business and may not be attached by the general creditors of the company. Similarly, creditors with respect to such specific business may only attach those assets of the company that are included in the corresponding pool. Tort creditors, on the other hand, may always attach any assets of the Company. The board of directors may issue securities carrying economic and administrative rights relating to a pool. In addition, financing agreements relating to the funding of a specific business may provide that the proceeds of such business be used exclusively to repay the financing. Such proceeds may be attached only by the financing party and such financing party would have no recourse against other assets of the company.

          The Company has no present intention to enter into any such transaction and none is currently in effect.

Liquidation Rights

          Pursuant to Italian law and subject to the satisfaction of the claims of all other creditors, shareholders are entitled to a distribution in liquidation that is equal to the nominal value of their shares (to the extent available out of the net assets of the Company). Holders of preferred shares, if any such shares are issued in the future by the Company, may be entitled to a priority right to any such distribution from liquidation up to their par value. Thereafter, all shareholders would rank equally in their claims to the distribution or surplus assets, if any. Ordinary Shares rank pari passu among themselves in liquidation.

Purchase of Shares by the Company

          The Company is permitted to purchase shares, subject to certain conditions and limitations provided for by Italian law. Shares may only be purchased out of profits available for dividends or out of distributable reserves, in each case as appearing on the latest shareholder — approved stand-alone financial statements. Further, the Company may only repurchase fully paid-in shares. Such purchases must be authorized by an ordinary shareholders’ meeting. The number of shares to be acquired, together with any shares previously acquired by the Company or any of its subsidiaries, may not (except in limited circumstances) exceed in the aggregate 10% of the total number of shares then issued and the aggregate purchase price of such shares may not exceed the earnings reserve specifically approved by shareholders. Shares held in excess of such 10% limit must be sold within one year of the date of purchase. Similar limitations apply with respect to purchases of the Company’s shares by its subsidiaries.

          A corresponding reserve equal to the purchase price of such shares must be created in the balance sheet, and such reserve is not available for distribution, unless such shares are sold or cancelled. Shares purchased and held by the Company may be resold only pursuant to a resolution adopted at an ordinary shareholders’ meeting. The voting rights attaching to the shares held by the Company or its subsidiaries cannot be exercised, but the shares can be counted for quorum purposes in shareholders’ meetings. Dividends and other rights, including pre-emptive rights, attaching to such shares will accrue to the benefit of other shareholders.

          In July 2000, the shareholders of the Company approved a share repurchase program to buy-back up to 4 million shares or € 51.6 million during a period of up to 18 months. The Company spent € 23.2 million in 2000 and € 14.6 million in 2001 to repurchase shares. The Company repurchased 1,782,700 shares in 2000 at an average cost of US$ 11.3 per share and 1,061,200 shares in 2001 at an average cost of US$ 12.3 per share. The repurchase program is no longer in effect. At an extraordinary meeting held in November 2003 the shareholders approved the cancellation of all the treasury shares. Such treasury shares were cancelled effective on February 21, 2004.

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

Minority Shareholders’ Rights; Withdrawal Rights

          Shareholders’ resolutions which are not adopted in conformity with applicable law or the Company’s By-laws may be challenged (with certain limitations and exceptions) within ninety days by absent, dissenting or abstaining shareholders representing individually or in the aggregate at least 5% of Company’s share capital (as well as by the board of directors or the board of statutory auditors). Shareholders not reaching this threshold or shareholders not entitled to vote at Company’s meetings may only claim damages deriving from the resolution.

          Dissenting or absent shareholders may require the Company to buy back their shares as a result of shareholders’ resolutions approving, among others things, material modifications of the Company’s corporate purpose or of the voting rights of its shares, the transformation of the Company from a stock corporation into a different legal entity, or the transfer of the Company’s registered office outside Italy. According to the reform, the buy-back would occur at a price established by the board of directors, upon consultation with the board of statutory auditors and the Company’s external auditor, having regard to the net assets value of the Company, its prospective earnings and the market value of its shares, if any. The Company’s By-laws may set forth different criteria to determine the consideration to be paid to dissenting shareholders in such buy-backs.

          Each shareholder may bring to the attention of the board of statutory auditors facts or actions which are deemed wrongful. If such shareholders represent more than 5% of the share capital of the Company, the board of statutory auditors must investigate without delay and report its findings and recommendations to the shareholders’ meeting. Shareholders representing more than 10% of its share capital have the right to report to the competent court serious breaches of the duties of the directors which may be prejudicial to us or to its subsidiaries. In addition, shareholders representing at least 20% of the Company’s share capital may commence derivative suits before the competent court against its directors, statutory auditors and general managers. The Company may waive or settle the suit unless shareholders holding at least 20% of the shares vote against such waiver or settlement. The Company will reimburse the legal costs of such action in the event that the claim of such shareholders is successful and the court does not award such costs against the relevant directors, statutory auditors or general managers.

Liability for Mismanagement of Subsidiaries

          Pursuant to the 2003 corporate law reform, companies and other legal entities that, acting in their own interest or the interest of third parties, mismanage a company subject to their direction and coordination powers are liable to such company’s shareholders and creditors for ensuing damages. Said liability is excluded if (i) the ensuing damage is fully eliminated, including through subsequent transactions, or (ii) the damage is effectively offset by the global benefits deriving in general to the company from the continuing exercise of such direction and coordination powers. Direction and coordination powers are presumed to exist, among other things, with respect to consolidated subsidiaries. The Company is subject to the direction and coordination of INVEST 2003 S.r.l.

Certain Contracts

          As of December 31, 2003, the Group entrusted approximately 20% of its production needs (in particular assembly) to various subcontractors, all located within a 20-mile radius of Santeramo. See Item 4, “Information on the Company — Manufacturing” for a brief description of these arrangements.

Exchange Controls

          Currently, there are no Italian exchange controls that would affect the payment of dividends or other remittances to holders of the ADSs or Ordinary Shares who reside outside Italy. The Company is not aware of any plans by the Italian Government to institute any exchange controls that would affect the payment of dividends or other remittances to holders of ADSs or Ordinary Shares who reside outside Italy. Neither Italian law nor the Company’s By-laws limits the right of non-resident or foreign owners to hold or vote the Ordinary Shares or the ADSs.

          However, Italian resident and non-resident investors who transfer, directly or indirectly (through banks or other intermediaries) into or out of Italy, cash, investments or other securities in excess of € 12,500.00 must report all such transfers to the Italian Exchange Office (“Ufficio Italiano Cambi” or “UIC”). In the case of indirect transfers, banks or other intermediaries are required to maintain records of all such transfers for five years for inspection by Italian tax and judicial authorities. Non-compliance with these reporting and record-keeping requirements may result in administrative fines or, in the case of false reporting or in certain cases of incomplete reporting, criminal penalties. The UIC is required to maintain reports for a period of ten years and may use such reports, directly or through other government offices, to police money laundering, tax evasion and any other crime or violation.

          Individuals, non-profit entities and partnerships that are residents of Italy must disclose on their annual tax returns all investments and financial assets held outside Italy, as well as the total amount of transfers to, from, within and between countries other than Italy relating to such foreign investments or financial assets, even if at the end of the taxable period foreign investments or financial assets are no longer owned. No such tax disclosure is required if: (i) the foreign investments or financial assets are exempt from income tax; or (ii) the total value of the foreign investments or financial assets at the end of the taxable period or the total amount of the transfers effected during the fiscal year does not exceed € 12,500.00. Corporate residents of Italy are exempt from these tax disclosure requirements with respect to their annual tax returns because this information is required to be discussed in their financial statements.

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

          For purposes of the summary, beneficial owners of ADSs who are considered residents of the United States for purposes of the current income tax convention between the United States and Italy (the “Income Tax Convention”), and are not subject to an anti-treaty shopping provision that applies in limited circumstances, are referred to as “U.S. owners”. Beneficial owners who are citizens or residents of the United States, corporations organized under U.S. law, and U.S. partnerships, estates or trusts (to the extent their income is subject to U.S. tax either directly or in the hands of partners or beneficiaries) generally will be considered to be residents of the United States under the Income Tax Convention. Special rules apply to U.S. owners who are also residents of Italy. A new tax treaty to replace the current Income Tax Convention was signed on August 25, 1999, but has not yet been ratified. The new treaty would not change significantly the provisions of the Income Tax Convention that are discussed below (except that it would clarify the availability of benefits to certain tax-exempt organizations). These laws are subject to change, possibly on a retroactive basis.

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

          Under the Income Tax Convention, dividends derived and beneficially owned by U.S. owners are subject to an Italian withholding tax at a reduced rate of 15%. However, the amount initially made available to the Depositary for payment to U.S. owners will reflect withholding at the 27% rate. U.S. owners who comply with the certification procedures described below may then claim an additional payment of 12% of the dividend (representing the difference between the 27% rate and the 15% rate, and referred to herein as a “treaty refund”). The certification procedure will require U.S. owners (i) to obtain from the U.S. Internal Revenue Service a form of certification required by the Italian tax authorities with respect to each dividend payment (Form 6166), unless a previously filed certification will be effective on the dividend payment date (such certificates are effective until March 31 of the year following submission), (ii) to produce a statement whereby the U.S. owner represents to be a U.S. owner individual or corporation and does not maintain a permanent establishment in Italy, and (iii) to set forth other required information. The time for processing requests for certification by the Internal Revenue Service normally is six to eight weeks. Accordingly, in order to be eligible for the procedure described below, U.S. owners should begin the process of obtaining certificates as soon as possible after receiving instructions from the Depositary on how to claim a treaty refund.

          The Depositary’s instructions will specify certain deadlines for delivering to the Depositary the documentation required to obtain a treaty refund, including the certification that the U.S. owners must obtain from the U.S. Internal Revenue Service. In the case of ADSs held by U.S. owners through a broker or other financial intermediary, the required documentation should be delivered to such financial intermediary for transmission to the Depositary. In all other cases, the U.S. owners should deliver the required documentation directly to the Depositary. The Company and the Depositary have agreed that if the required documentation is received by the Depositary on or within 30 days after the dividend payment date and, in the reasonable judgment of the Company, such documentation satisfies the requirements for a refund by the Company of Italian withholding tax under the Convention and applicable law, the Company will within 45 days thereafter pay the treaty refund to the Depositary for the benefit of the U.S. owners entitled thereto.

          If the Depositary does not receive a U.S. owner’s required documentation within 30 days after the dividend payment date, such U.S. owner may for a short grace period (specified in the Depositary’s instructions) continue to claim a treaty refund by delivering the required documentation (either through the U.S. owner’s financial intermediary or directly, as the case may be) to the Depositary. However, after this grace period, the treaty refund must be claimed directly from the Italian tax authorities rather than through the Depositary. Expenses and extensive delays have been encountered by U.S. owners seeking refunds from the Italian tax authorities.

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

     United States Tax Considerations

          The gross amount of any dividends (that is, the amount before reduction for Italian withholding tax) paid to a U.S. owner generally will be subject to U.S. federal income taxation as foreign source dividend income and will not be eligible for the dividends-received deduction allowed to domestic corporations. Dividends paid in euro will be includable in the income of such U.S. owners in a dollar amount calculated by reference to the exchange rate in effect on the day the dividends are received by the Depositary or its agent. If the euro are converted into dollars on the day the Depositary or its agent receives them, U.S. owners generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. U.S. owners who receive a treaty refund may be required to recognize foreign currency gain or loss to the extent the amount of the treaty refund (in dollars) received by the U.S. owner differs from the U.S. dollar equivalent of the euro amount of the treaty refund on the date the dividends were received by the Depositary or its agent. Italian withholding tax at the 15% rate will be treated as a foreign income tax which U.S. owners may elect to deduct in computing their taxable income or, subject to the limitations on foreign tax credits generally, credit against their U.S. federal income tax liability. Dividends will generally constitute foreign-source “passive income” or “financial services income” for U.S. tax purposes.

          Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2009 with respect to the Company’s shares or ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”), foreign personal holding company (“FPHC”) or foreign investment company (“FIC”). Based on the Company’s audited financial statements and relevant market and shareholder data, the Company believes that it was not treated as a PFIC, FPHC or FIC for U.S. federal income tax purposes with respect to its 2003 taxable year. In addition, based on the Company’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC, FPHC or FIC for its 2004 taxable year. The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or common stock and intermediaries though whom such securities are held will be permitted to rely on certifications from issuers to treat dividends as qualified for tax reporting purposes. Because such procedures have not yet been issued, it is not clear whether the Company will be able to comply with the procedures. Holders of the Company’s shares and ADSs should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of the considerations discussed above and their own particular circumstances.

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

Taxation of Capital Gains

     Italian Tax Considerations

          As of January 1, 2004, capital gains realized by non-resident shareholders on the disposal of a “qualified” shareholding held as a capital asset and not in connection with a permanent establishment or fixed base through which such shareholders carry on or perform business services in Italy are no longer subject to Italian capital gain tax (“CGT”) but to personal or corporate income tax, for an amount equal to 40% of the overall gain. Losses can be offset against taxable gains for a corresponding amount and, if in excess, can be carried forward up to four years. A “qualified” shareholding is constituted by ordinary shares or ADSs and/or rights representing more than 5% of a listed company’s total share capital or more than 2% of its share capital voting in the ordinary shareholders meeting. A disposal of a “qualified” shareholding occurs if in any 12-month period immediately following the date when a shareholding meets one of the thresholds illustrated above, the shareholder engages in disposals of shares or ADSs that, individually or in aggregate, constitute a “qualified” shareholding. The taxable gain realized by a non-resident shareholder who is an individual would be subject to progressive personal income tax rates (currently, the marginal tax rate is equal to 45%, plus a surcharge of up to 1.4%, depending on the municipality in which the shareholder resides). The taxable gain realized by a non-resident corporate shareholder would be subject to corporate income tax, currently levied at a rate of 33%.

          Generally, CGT, levied at a rate of 12.5%, is imposed on gains realized upon the transfer or sale of “non-qualified” shareholdings whether held within or outside Italy. A “non-qualified” shareholding is constituted by an interest in Natuzzi which does not reach the thresholds described above. However, under domestic law, an exemption applies to gains realized on the disposal of “non-qualified” shareholdings in an Italian company the shares of which are listed on a regulated market, such as the Natuzzi shares, even when such shareholdings are held in Italy.

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

     United States Tax Considerations

          Gain or loss realized by a U.S. owner on the sale or other disposition of Ordinary Shares or ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the U.S. owner’s basis in the Ordinary Shares or the ADSs and the amount realized on the disposition (or its dollar equivalent, determined at the spot rate on the date of disposition, if the amount realized is denominated in a foreign currency). Such gain or loss will generally be long-term capital gain or loss if the U.S. owner holds the Ordinary Shares or ADSs for more than one year. The net amount of long-term capital gain recognized by a U.S. owner that is an individual holder before January 1, 2009 generally is subject to taxation at a maximum rate of 15%. Deposits and withdrawals of Ordinary Shares by U.S. owners in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

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

          However, should a gift of ordinary shares or ADSs for a value exceeding € 180,759.91 (the “Threshold”) occur and the relationship between the donor and the beneficiary not qualify for the exemption regime applicable to gifts made in favor of certain family members (e.g., spouse, parents, children, grandchildren), a registration tax of € 129.11 would be due insofar as the gift agreement is either executed or registered in Italy. The materiality threshold is increased to € 516,456.91 in case the beneficiary is either underage (i.e., younger than 18) or a person with a handicap recognized pursuant to applicable law.

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

Documents on Display

          The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) applicable to foreign private issuers. In accordance therewith, Natuzzi is required to file reports, including annual reports on Form 20-F, and other information with the U.S. Securities and Exchange Commission. These materials, including this annual report on Form 20-F, are available for inspection and copying at the SEC’s Public Reference Room at 450 Fifth Street N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. As a foreign private issuer, we were not required to make filings with the SEC by electronic means prior to November 4, 2002. Any filings we make electronically will be available to the public over the Internet at the SEC’s website at http://www.sec.gov. The Form 20-F and reports and other information filed by the Company with the Commission will also be available for inspection by ADS holders at the Corporate Trust Office of The Bank of New York at 101 Barclay Street, New York, New York 10286.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

          The following discussion of the Group’s risk management activities include “forward-looking statements” that involve risks and uncertainties. Actual results could differ materially from those projected in the forward looking statements. See Item 3, “Key Information — Forward Looking Information”.

Market Risks

          The Group is exposed to the economic transaction and conversion risk principally from fluctuations in the exchange rates between the euro and other currencies, including in particular the U.S. dollar.

Exchange Rate Risks

          The Group’s foreign exchange rate risks in 2003 arose principally in connection with U.S. dollars, British pounds, Canadian dollars, Australian dollars, Swiss francs and Japanese yen.

          As at December 31, 2003 and 2002, the Group had outstanding trade receivables denominated in foreign currencies totaling € 80.5 million and € 87.3 million respectively, of which 61.9% and 76.0%, respectively, were denominated in U.S. dollars. On those same dates, the Group had € 20.7 million and € 26.1 million, respectively, of trade payables denominated in foreign currencies, principally U.S. dollars. See Notes 6 and 12 to the Consolidated Financial Statements included in Item 18 of this annual report.

          As at December 31, 2003, the Company was a party to a number of domestic currency swap contracts designed to hedge future sales denominated in U.S. dollars and other currencies. At such date, the contractual amounts of such domestic currency swaps aggregated € 116.2 million (compared to € 169.9 million at December 31, 2002), consisting of domestic currency swap contracts for U.S. $ 35.0 million, Canadian $ 30.0 million, Swiss francs 5.4 million, Australian $ 19.0 million, Japanese yen 440.0 million and U.K. pounds sterling 32.5 million. Such contracts had various maturities extending through December 2003. See Note 24 to the Consolidated Financial Statements included in Item 18 of this annual report.

          The table below summarizes in thousands of euro equivalent the contractual amounts of domestic currency swap contracts designed to hedge future cash flows from accounts receivable and sales orders at December 31, 2003 and 2002:

Sales	2003	2002
U.S. dollars	32,942	117,050
British pounds	46,267	22,650
Canadian dollars	19,044	14,937
Australian dollars	10,796	9,579
Japanese yen	3,532	2,863
Swiss francs	3,629	2,844

Total	116,210	169,923

          As at December 31, 2003, these forward exchange contracts had a net unrealized gain of € 6.3 million. The Company recorded this amount in other income (expense), net in its Consolidated Financial Statements.

          At December 31, 2002, these forward exchange contracts had a net unrealized gain of € 14.3 million, of which € 9.3 million related to accounts receivable, € 3.0 million related to existing sales commitments and € 2.0 million related to anticipated commitments at year end. The Company recorded these amounts within other income (expense), net in its Consolidated Financial Statements, except for the € 3.0 million related to existing sales commitments that were deferred.

          The following table presents information regarding the contract amount in thousands of euro equivalent and the estimated fair value of all of the Group’s forward exchange contracts. Contracts with unrealized gains are presented as “assets” and contracts with unrealized losses are presented as “liabilities”.

	2003		2002
	Contract	Fair	Contract	Fair
	Amount	Value	Amount	Value
Assets	104,206	6,544	156,983	14,880
Liabilities	12,004	(268)	12,940	(588)

Total	116,210	6,276	169,923	14,292

          The Group’s domestic currency swap contracts as at December 31, 2003 had maturities of maximum 12 months. The potential loss in fair value of the Group’s domestic currency swap contracts at December 31, 2003 that would have resulted from a hypothetical, instantaneous and unfavorable 10% change in currency exchange rates would have been approximately € -6.0 million. This sensitivity analysis assumes an instantaneous unfavorable 10% fluctuation in exchange rates affecting the foreign currencies of the Group’s domestic currency swap contracts other than currencies that have been replaced by the euro.

          For the accounting of transactions entered into in an effort to reduce the Group’s exchange rate risks, see Notes 3, 24 and 25 to the Consolidated Financial Statements included in Item 18 of this annual report.

Interest Rate Risks

          To a significantly lesser extent, the Group is also exposed to interest rate risk. At December 31, 2003, the Group had € 10.3 million (representing 1.5% of the Group’s total assets as of that date) in debt outstanding (short-term borrowings and long-term debt, including the current portion of such debt). Of the Group’s outstanding debt as of December 31, 2003 approximately 59.0% was due within a year. See Notes 11 and 16 to the Consolidated Financial Statements included in Item 18 of this annual report.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

          None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

          None.

Item 15. Controls and Procedures

          The Company carried out an evaluation under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and the General Manager, who acts as the Company’s principal financial officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2003. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon the Company’s evaluation, the Chief Executive Officer and General Manager concluded that the disclosure controls and procedures as of December 31, 2003 were effective to provide reasonable assurance that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required. There has been no change in the Company’s internal control over financial reporting during 2003 that has materially affected, or is reasonably likely to materially affect the Company’s internal control over financial reporting.

Item 16. [Reserved]

Item 16.A Audit committee financial expert

               The Company has determined that, because of the existence and nature of its board of statutory auditors, it will qualify for an exemption provided by Exchange Act Rule 10A-3(c)(3) from many of the Rule 10A-3(c)(3) audit committee requirements, which become applicable to foreign private issuers on July 31, 2005. The board of statutory auditors has determined that each of its members is an “audit committee financial expert” as defined in Item 16A of Form 20-F. For the names of the members of the board of statutory auditors, see “Item 6. Directors, Senior Management and Employees — Statutory Auditors.”

Item 16.B Code of Ethics

     The Company is in the process of adopting a code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act but has been unable to complete its formal adoption process in a timely manner. The Company expects that, when adopted, this code of ethics will be applicable, among others, to the

Company’s Chief Executive Officer, General Manager, who acts as the Company’s principal financial officer, and principal accounting officer.

Item 16.C Principal Accountant Fees and Services

               The following table sets forth the aggregate fees billed to the Company by its independent auditors, KPMG in Italy and abroad during the fiscal years ended December 31, 2002 and 2003, for audit fees, audit — related fees, tax fees and all other fees.

	Year ended December 31,
	2002	2003
	(in millions of euros)
Audit fees	342,057.00	336,852.00
Audit-related fees	—	—
Tax fees	82,213.00	1,477.00
Other fees	39,328.00	3,517.00

Total fees	465,098.00	341,846.00

               Audit fees in the above table are the aggregate fees billed by KPMG in connection with the audit of the Company’s annual financial statements and the review of our interim financial statements.

               Tax fees in the above table are fees billed by KPMG for services like tax compliance.

               Other fees in the above table are fees billed by KPMG primarily related to consultation regarding legal and fiscal requirements required by local laws in connection with the incorporation of some foreign subsidiaries.

               The Company’s audit committee has not established pre-approval policies and procedures for the engagement of our independent auditors for services. The Company’s audit committee expressly approves on a case-by-case basis any engagement of our independent auditors for audit and non-audit services provided to our subsidiaries or to us.

PART III

Item 17. Financial Statements

          Not applicable.

Item 18. Financial Statements

          See pages F-1 through F-39, incorporated herein by reference.

Page
Consolidated Statements of Cash Flows for the Years Ended December 31, 2003, 2002 and 2001	F-5
Notes to the Consolidated Financial Statements	F-7

Item 19. Exhibits

1.1	English translation of the by-laws (Statuto) of the Company, as amended and restated as of November 21, 2003.

2.1	Deposit Agreement dated as of May 15, 1993, as amended and restated as of December 31, 2001, among the Company, The Bank of New York, as Depositary, and owners and beneficial owners of ADRs (incorporated by reference to the Form 20-F filed by Natuzzi S.p.A. with the Securities and Exchange Commission on July 1, 2002, file number 1-11854).

8.1	List of Significant Subsidiaries.

12.1	Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	General Manager (principal financial officer) Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.1	Certifications pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Report of Independent Public Accounting Firm

To the Shareholders
Natuzzi S.p.A.

We have audited the accompanying consolidated balance sheets of Natuzzi S.p.A. and subsidiaries (the ‘Natuzzi Group’) as of December 31, 2003 and 2002 and the related consolidated statements of earnings, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the management of Natuzzi S.p.A.. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Italy and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Natuzzi Group as of December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with established accounting principles in the Republic of Italy.

Established accounting principles in the Republic of Italy vary in certain significant respects from generally accepted accounting principles in the United States of America. Information relating to the nature and effect of such differences is presented in note 26 to the consolidated financial statements.

KPMG S.p.A.

Bari, Italy
March 26, 2004

Natuzzi S.p.A. and Subsidiaries
Consolidated Balance Sheets
December 31, 2003 and 2002
(Expressed in thousands of euros)

	December 31, 2003	December 31, 2002
ASSETS
Current assets:
Cash and cash equivalents (note 4)	63,565	96,695
Marketable debt securities (note 5)	5	26
Trade receivables, net (note 6)	154,501	158,398
Other receivables (note 7)	58,157	58,337
Inventories (note 8)	97,518	84,081
Unrealized foreign exchange gains (note 24)	6,276	2,021
Prepaid expenses and accrued income	2,143	1,240
Deferred income taxes (note 14)	955	1,822

Total current assets	383,120	402,620

Non current assets:
Property plant and equipment (note 9 and 21)	360,846	310,253
Less accumulated depreciation (note 9 and 21)	(106,653)	(81,361)

Net property, plant and equipment	254,193	228,892
Treasury shares (note 19)	37,828	37,828
Other assets (note 10)	17,087	5,052
Deferred income taxes (note 14)	166	93

Total assets	692,394	674,485

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings (note 11)	4,770	162
Current portion of long-term debt (note 16)	1,291	1,437
Accounts payable-trade (note 12)	80,913	87,551
Accounts payable-other (note 13)	17,858	15,658
Income taxes (note 14)	4,258	9,195
Salaries, wages and related liabilities (note 15)	16,091	14,708

Total current liabilities	125,181	128,711

Long-term liabilities:
Employees’ leaving entitlement (note 3 (n))	27,587	25,577
Long-term debt (note 16)	4,218	3,574
Deferred income taxes (note 14)	376	371
Deferred income for capital grants (note3 (m))	13,359	14,229
Other liabilities (note 17)	5,716	5,716
Minority interest (note 18)	894	499
Shareholders’ equity (note 19) :
Share capital	57,526	57,526
Reserves	80,236	73,071
Additional paid-in capital	8,282	8,282
Retained earnings	369,019	356,929

Total shareholders’ equity	515,063	495,808

Commitments and contingent liabilities (notes 20 and 24)	—	—
Total liabilities and shareholders’ equity	692,394	674,485

See accompanying notes to consolidated financial statements

Natuzzi S.p.A. and Subsidiaries
Consolidated Statements of Earnings
Years ended December 31, 2003, 2002, and 2001
(Expressed in thousands of euros except per share data)

	2003	2002	2001
Net sales (note 21)	769,579	805,143	786,148
Cost of sales (note 22)	(508,764)	(517,423)	(520,089)

Gross profit	260,815	287,720	266,059
Selling expenses	(179,282)	(145,378)	(134,840)
General and administrative expenses	(39,205)	(40,532)	(33,456)

Operating income	42,328	101,810	97,763
Other income (expense), net (note 23)	3,631	14,551	(225)

Earnings before taxes and minority interest	45,959	116,361	97,538
Income taxes (note 14)	(8,501)	(24,997)	(21,901)

Earnings before minority interest	37,458	91,364	75,637
Minority interest	(158)	74	20

Net earnings	37,300	91,438	75,657
Basic and diluted earnings per share (note 3(u))	0.68	1.67	1.37

See accompanying notes to consolidated financial statements

Natuzzi S.p.A. and Subsidiaries
Consolidated Statements of Changes in Shareholders’ Equity
Years ended December 31, 2003, 2002 and 2001
(Expressed in thousands of euros except number of ordinary shares)

	Share capital			Additional
	Number of			paid-in	Retained
	Ordinary shares	Amount	Reserves	capital	earnings	Total
Balances at December 31, 2000	55,742,828	3,714	55,876	8,282	298,580	366,452

Dividends distributed	—	—	—	—	(15,894)	(15,894)
Exchange difference on translation of financial statements	—	—	—	—	2,247	2,247
Treasury shares acquired (note 19)	(1,061,200)	—	14,594	—	(14,594)	—
Increase of share capital (note 19)	—	53,812	—	—	(53,812)	—
Other transfers	—	—	(113)	—	113	—
Net earnings	—	—	—	—	75,657	75,657

Balances at December 31, 2001	54,681,628	57,526	70,357	8,282	292,297	428,462

Dividends distributed	—	—	—	—	(15,705)	(15,705)
Exchange difference on translation of financial statements	—	—	—	—	(8,387)	(8,387)
Transfer to legal reserve	—	—	2,714	—	(2,714)	—
Net earnings	—	—	—	—	91,438	91,438

Balances at December 31, 2002	54,681,628	57,526	73,071	8,282	356,929	495,808

Dividends distributed	—	—	—	—	(18,045)	(18,045)
Transfer to legal reserve	—	—	7,375	—	(7,375)	—
Transfer for liquidation of subsidiary	—	—	(210)	—	210	—
Net earnings	—	—	—	—	37,300	37,300

Balances at December 31, 2003	54,681,628	57,526	80,236	8,282	369,019	515,063

See accompanying notes to consolidated financial statements

Natuzzi S.p.A. and Subsidiaries
Consolidated Statements of Cash Flows
Years ended December 31, 2003, 2002 and 2001
(Expressed in thousands of euros)

	2003	2002	2001
Cash flows from operating activities:
Net earnings	37,300	91,438	75,657
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	27,221	16,867	13,292
Employees’ leaving entitlement	6,776	7,091	6,293
Deferred income taxes	799	401	(310)
Minority interest	158	(38)	(20)
(Gain) loss on disposal of assets	814	30	(101)
Unrealized foreign exchange losses and gains	(264)	(2,923)	3,003
Deferred income for capital grants	(870)	194	3,993
Change in assets and liabilities:
Receivables, net	5,096	(23,898)	(11,538)
Inventories	(7,251)	3,814	(14,252)
Prepaid expenses and accrued income	(903)	(322)	(632)
Other assets	(2,122)	(2,524)	(1,373)
Accounts payable	(18,370)	5,565	893
Income taxes	(5,041)	3,563	1,837
Salaries, wages and related liabilities	1,383	1,114	2,423
Other liabilities	(1,719)	1,024	443
Employees’ leaving entitlement	(4,766)	(3,781)	(3,878)

Total adjustments	941	6,177	73

Net cash provided by operating activities	38,241	97,615	75,730

Cash flows from investing activities:
Property, plant and equipment:
Additions	(47,259)	(68,653)	(69,146)
Disposals	762	242	558
Government grants received	3,119	10,042	396
Marketable debt securities:
Purchases	—	—	(1)
Proceeds from sales	21	1	—
Purchase of business and assets	(6,482)	—	(60)
Purchase of minority interest	—	(123)	(33)

	2003	2002	2001
Net cash used in investing activities	(49,839)	(58,491)	(68,286)

Cash flows from financing activities:
Long-term debt:
Proceeds	1,970	2,166	4,022
Repayments	(1,739)	(1,421)	(333)
Short-term borrowings	299	(134,315)	131,769
Purchase of treasury shares	—	—	(14,594)
Dividends paid to shareholders	(18,045)	(15,705)	(15,894)
Dividends paid to minority interests	(26)	—	—
Capital contribution of minority interest	—	—	576

Net cash provided by (used in) financing activities	(17,541)	(149,275)	105,546

Effect of translation adjustments on cash	(3,991)	(1,354)	609

Increase (decrease) in cash and cash equivalents	(33,130)	(111,505)	113,599
Cash and cash equivalents, beginning of the year	96,695	208,200	94,601

Cash and cash equivalents, end of the year	63,565	96,695	208,200

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	606	3,588	3,199

Cash paid during the year for income taxes	24,955	20,188	24,343

See accompanying notes to consolidated financial statements

Natuzzi S.p.A. and Subsidiaries

Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

1.	Description of business and Group composition

The consolidated financial statements include the accounts of Natuzzi S.p.A. (‘Natuzzi’ or the ‘Company’) and of its subsidiaries (together with the Company, the ‘Group’). The Group’s primary activity is the design, manufacture and marketing of contemporary and traditional leather and fabric upholstered furniture.

The subsidiaries included in the consolidation at December 31, 2003, together with the related percentages of ownership, are as follows:

Natuzzi S.p.A. and Subsidiaries

Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

	Percentage of
Name	ownership	Registered office	Activity
Spagnesi SpA	99.95	Quarrata, Italy	(1)
Italsofa Bahia Ltda	97.99	Bahia, Brazil	(1)
Italsofa (Shanghai) Ltd	100.00	Shanghai, China	(1)
Italsofa Romania Srl	100.00	Baia Mare, Romania	(1)
Minuano Nordeste S.A.	100.00	Pojuca, Brazil	(1)
Natco SpA	99.99	Santeramo in Colle, Italy	(2)
I.M.P.E. SpA	90.83	Qualiano, Italy	(3)
Natuzzi Americas, Inc	100.00	High Point, NC, U.S.A.	(4)
Natuzzi Asia Ltd	100.00	Hong Kong, China	(4)
Natuzzi Ibérica S.A.	100.00	Madrid, Spain	(4)
Natuzzi (Switzerland) AG	97.00	Dietikon, Switzerland	(4)
Natuzzi Nordic A/S	100.00	Copenhagen, Denmark	(5)
Natuzzi Benelux NV	100.00	Herentals, Belgium	(5)
Natuzzi Germany GmbH	100.00	Düsseldorf, Germany	(5)
Castlegate 170 Ltd	100.00	West Thurrock, U.K.	(6)
Esmeralda Holdings Ltd	100.00	West Thurrock, U.K.	(4)
Kingdom of Leather Ltd	100.00	West Thurrock, U.K.	(4)
Natuzzi Trade Service Srl	100.00	Bari, Italy	(7)
Natuzzi Netherlands Holding BV	100.00	Amsterdam, Netherlands	(6)

(1)	Manufacture and distribution
(2)	Intragroup leather dyeing and finishing
(3)	Production and distribution of polyurethane foam
(4)	Distribution
(5)	Commercial and marketing services
(6)	Investment holding
(7)	Services

Natuzzi S.p.A. and Subsidiaries

Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

In January 2003 the Company incorporated a new subsidiary, Natuzzi Benelux S.A., which provides sales support for the Group in Belgium, Holland and Luxembourg.

On May 7, 2003 the Company acquired 100% of the outstanding common shares of Castlegate 170 Ltd, based in London, ultimate parent company of the Kingdom of Leather Group (KOL or KOL Group), a leading UK upholstered furniture specialist with a network of 15 stores, mainly located in England. The primary reason for this acquisition was the opportunity to increase market share in the United Kingdom. The factors that contributed to the determination of the price are the presence of stores in key geographic locations and the presence of a well-placed sales force. The acquisition was accounted for using the purchase method and it resulted in a goodwill of 9,179, which represents the excess of purchase price over fair value of net liabilities assumed. The following table summarizes the estimated fair value of the assets acquired and the liabilities assumed at date of acquisition.

Current assets	10,324
Goodwill	9,179
Other non current assets	3,008
Current liabilities	(17,911)
Non current liabilities	(267)

Purchase price	4,333

In addition, the following table summarizes the consolidated statements of earnings of the KOL Group for the years ended December 31, 2003 and 2002.

	2003	2002
Net sales	40,483	47,615
Cost of sales	(21,730)	(23,552)

Gross profit	18,753	24,063
Selling expenses	(19,770)	(19,938)
General and administrative expenses	(4,957)	(4,869)

Operating loss	(5,974)	(744)
Other income, net	1,828	(711)

Loss before taxes	(4,146)	(1,455)
Income taxes	—	—

Net loss	(4,146)	(1,455)

On October 6, 2003 the Company acquired 100% of the shares of Minuano Nordeste SA (Minuano), at a price of 4,298, of which 2,149 was paid in cash, with the balance to be paid in installments before the end of 2006. At December 31, 2003 this payable is included in other liabilities (see notes 13 and 17). The main reason of the acquisition is that the enterprise acquired signed an agreement with the Brazilian government whereby it will enjoy certain

Natuzzi S.p.A. and Subsidiaries

Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

export incentives until 2015. At the time of the acquisition the subsidiary was dormant. During the first few months of 2004 the subsidiary has started to build new facilities for the production of leather upholstery furniture labelled “Italsofa”. The acquisition resulted in a goodwill of 4,053, which represents the excess of purchase price over fair value of acquired net assets. The fair value of assets acquired and liabilities assumed were as follows:

Current and non current assets	253
Goodwill	4,053
Current and non current liabilities	(8)

Purchase price	4,298

In an effort to maximize the efficiency of the Group’s organizational structure, at an extraordinary general meeting held on July 15, 2002, the Company’s shareholders approved the merger of Creazioni Ellelle S.p.A., Divani e Poltrone Italia S.r.l., Expan Italia S.r.l., Nagest S.r.l., Softaly S.r.l., Soft Cover S.r.l. and Spagnesi International S.r.l. into the Company (the Company owned 100% of the share capital of all these companies prior to the merger). The merger became effective on January 1, 2003.

During 2003 the subsidiaries Italsofa Hong-Kong Ltd, D.L.S. S.r.l., Natuzzi Argentina, Finat Ltd and Natex S.r.l. were wound up.

During 2002, the Company set up a subsidiary in Denmark, Natuzzi Nordic, which is engaged in the distribution of the Company’s products in the Scandinavian countries.

During 2002, the Company acquired part of minority interest (20%) of Natuzzi Switzerland AG for a consideration of 123 in cash. Goodwill arising from that acquisition amounted to 97.

During 2001, the Company acquired all the minority interest of Divani e Poltrone Italia S.r.l. (0.02%) and Expan S.r.l. (1%) for a consideration of 33 in cash.

During 2001, the Company acquired 100% of Natuzzi Iberica S.A. and 60% of Natuzzi Switzerland AG, for cash consideration of 60. Goodwill arising from that acquisition amounted to 431.

In 2001 and 2000 the Company incorporated subsidiaries in Romania, Brazil and China. At December 31, 2003 these subsidiaries are engaged in the production of leather upholstery furniture labelled “Italsofa”.

2.	Basis of preparation and principles of consolidation

The financial statements utilized for the consolidation are the statutory financial statements of each Group company at December 31, 2003, 2002 and 2001. The 2002 and 2001 financial statements have been approved by the respective shareholders of the relevant companies. The 2003 financial statements have been approved only by the directors of the respective companies.

The financial statements of subsidiaries are adjusted, where necessary, to conform to Natuzzi’s accounting principles and policies, which are consistent with Italian legal requirements governing financial statements considered in conjunction with established accounting principles promulgated by the Italian Accounting Profession and, in their absence, by the International

Natuzzi S.p.A. and Subsidiaries

Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

Financial Reporting Standards issued by the International Accounting Standards Board (IASB). The consolidated financial statements are classified in accordance with the presentations generally used in international practice.

Established accounting principles in the Republic of Italy vary in certain significant respects from generally accepted accounting principles in the United States of America. Information relating to the nature and effect of such differences is presented in note 26 to the consolidated financial statements.

The consolidated financial statements include all affiliates and companies that Natuzzi directly or indirectly controls, either through majority ownership or otherwise. Control is presumed to exist where more than one-half of a subsidiary’s voting power is controlled by the Company or the Company is able to govern the financial and operating policies of a subsidiary or control the removal or appointment of a majority of a subsidiary’s board of directors. Where an entity either began or ceased to be controlled during the year, the results of operations are included only from the date control commenced or up to the date control ceased.

The assets and liabilities of subsidiaries are consolidated on a line-by-line basis and the carrying value of intercompany investments held is eliminated against the related shareholder’s equity accounts. The minority interests of consolidated subsidiaries are separately classified in the consolidated balance sheets and statements of earnings. All intercompany balances and transactions are eliminated in consolidation.

On January 1, 2002, the Company adopted the euro as its reporting currency and therefore the accompanying consolidated balance sheet as of December 31, 2003 and 2002, consolidated statement of earnings, consolidated statements of changes in shareholders’ equity and consolidated statement of cash flows for the years ended December 31, 2003, 2002 are presented in euros. All consolidated financial statements for each period presented prior to January 1, 2002 have been restated into euros using the official lira-euro exchange rate fixed as of January 1, 1999 (euro 1 is equal to lire 1,936.27). Due to the fixed lira-euro exchange rate, Company’s restated consolidated financial statements will depict the same trends as would have been presented if it had continued to present its consolidated financial statements in Italian lire. Natuzzi consolidated financial statements, however, will not be comparable to the euro consolidated financial statements of other companies that previously reported their financial statements in a currency other than lira because of currency fluctuations between the lira and other currencies.

3.	Summary of significant accounting policies

The significant accounting policies followed in the preparation of the consolidated financial statements are outlined below.

a)	Foreign currency transactions

Foreign currency transactions are recorded at the exchange rates applicable at the transaction dates. Assets and liabilities denominated in foreign currency are remeasured at year-end exchange rates. Foreign exchange gains and losses resulting from the remeasurement of these

Natuzzi S.p.A. and Subsidiaries

Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

assets and liabilities are included in other income (expense), net, in the consolidated statements of earnings.

Until December 31, 2002 receivables being hedged by forward exchange contracts were remeasured using the related forward exchange rate. Foreign exchange gains and losses resulting from the remeasurement of hedged receivables were recognized in other income (expense), net, in the consolidated statements of earnings.

b)	Forward exchange contracts

The Group enters into forward exchange contracts (known in Italian financial markets as domestic currency swaps) to manage its exposure to foreign currency risks. As from January 1, 2003 the Company adopted a close interpretation of methods for documenting all relationships between its hedging instruments (domestic currency swaps) and its hedged items. As a consequence of this, effective January 1, 2003 forward exchange contracts are not used to hedge any on – or off-balance sheet items. Therefore, at December 31, 2003 all unrealized gains or losses on such contracts are recorded in other income (expense), net, in the consolidated statements of earnings.

Until December 31, 2002, the accounting for forward exchange contracts, depending on their use, was as follows:

▪	Forward exchange contracts used to hedge accounts receivable were considered when remeasuring the related balance sheet item at the contract rate. Foreign exchange gains and losses from the remeasurement of the accounts receivable at contract rate were recorded within other income (expense), net, in the consolidated statements of earnings.

▪	Forward exchange contracts were used to hedge future sales if the sales were supported by sales orders and customer’s indications of future purchases as of the balance sheet date which were confirmed by sales orders received within the earlier of four months after the year-end or the issuance of the consolidated financial statements. Unrealized gains and losses on these forward contracts were deferred.

▪	Unrealized gains and losses on forward exchange contracts not hedging any on-or off-balance sheet items were recorded in other income (expense), net, in the consolidated statements of earnings.

The change in the application of this accounting principle had an immaterial impact on the consolidated statement of earnings for the year ended December 31, 2003.

c)	Financial statements of foreign operations

The Group’s foreign subsidiaries are considered an integral part of the Company due to various factors including significant intercompany transactions, financing, and cash flow indicators. Therefore, the functional currency for these foreign subsidiaries is the functional currency of the parent, namely the euro. As a result all monetary assets and liabilities are remeasured, at the end of each reporting period, using euro and the resulting gain or loss is recognized in the

Natuzzi S.p.A. and Subsidiaries

Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

consolidated statements of earnings. For all non monetary assets and liabilities, share capital and retained earnings historical exchange rates are used. The average exchange rates during the year is used for revenues and expenses, except for those revenues and expenses related to assets and liabilities translated at historical exchange rates.

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

Raw materials are stated at the lower of cost (determined under the specific cost method for leather hides and under the weighted-average method for other raw materials) and replacement cost. Goods in process and finished goods are valued at the lower of production cost and net realizable value.

h)	Property, plant and equipment

Property, plant and equipment is stated at historical cost, except for certain buildings which were revalued in 1983, 1991 and 2000 according to Italian revaluation laws. Maintenance and repairs are expensed; significant improvements are capitalized and depreciated over the useful life of the related assets. The cost or valuation of fixed assets is depreciated on the straight-line method over the estimated useful lives of the assets (refer to note 9). The related deprecation expense is allocated to cost of goods sold, selling expenses and general and administrative expenses based on the usage of the assets.

Natuzzi S.p.A. and Subsidiaries

Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

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

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss. Deferred tax assets are reduced by a valuation allowance to an amount that is more likely than not to be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Natuzzi S.p.A. and Subsidiaries

Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

m)	Government grants

Capital grants compensate the Group for the partial cost of an asset and are part of the Italian government’s investment incentive program, under which the Group receives amounts generally equal to a percentage of the aggregate investment made by the Group in the construction of new manufacturing facilities, or in the improvement of existing facilities, in designated areas of the country.

Capital grants from government agencies are recorded when there is reasonable assurance that the grants will be received and that the Group will comply with the conditions applying to them.

Until December 31, 2000 capital grants were recorded, net of tax, within reserves in shareholders’ equity. As from January 1, 2001 all new capital grants are recorded in the consolidated balance sheet initially as deferred income and subsequently recognized in the consolidated statement of earnings as revenue on a systematic basis over the useful life of the related asset. At December 31, 2003 and 2002 the deferred income for capital grants amounts to 13,359 and 14,229, respectively.

Cost reimbursement grants relating to training and other personnel costs are credited to income when received from government agencies.

n)	Employees’ leaving entitlement

Leaving entitlements represent amounts accrued for each Italian employee that are due and payable upon termination of employment determined in accordance with applicable labour laws. The Group accrues the full amount of employees’ vested benefit obligation as determined by such laws for leaving entitlements.

The expense recorded for the leaving entitlement for the years ended December 31, 2003, 2002 and 2001 was 6,776, 7,091 and 6,293, respectively.

The number of workers employed by the Group totalled 6,230 and 5,742 at December 31, 2003 and 2002, respectively.

o)	Net sales

The Company recognizes revenue on sales at the time products are shipped from the manufacturing facilities, and when the following criteria are met: persuasive evidence of an arrangement exists; the price to the buyer is fixed and determinable; and collectibility of the sales price is reasonably assured.

Revenues are recorded net of returns and discounts. Sales returns are estimated and provided for in the year of sales. Such allowances are made based on historical trends. The Company has the ability to make a reasonable estimate of future returns due to large volumes of homogeneous transactions and historical experience.

Natuzzi S.p.A. and Subsidiaries

Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

p)	Shipping and handling costs

Shipping and handling costs incurred to transport products to customers are included in selling expenses. Shipping and handling expenses recorded for the years ended December 31, 2003, 2002 and 2001 were 68,194, 65,338 and 66,114, respectively.

q)	Advertising costs

Advertising costs are expensed in the periods incurred. Advertising expenses recorded for the years ended December 31, 2003, 2002 and 2001 were 32,114, 23,578 and 19,597, respectively.

r)	Commission expense

Commissions payable to sales representatives and the related expenses are recorded at the time shipments are made by the Group to customers. Commissions are not paid until payment for the related sale’s invoice is remitted to the Group by the customer.

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

Basic earnings per share is calculated by dividing net earnings attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period after considering the effect of outstanding treasury shares. The Company does not have any dilutive instruments (such as stock options). Therefore, basic earnings per share is equal to diluted earnings per share. The following table provides the amounts used in the calculation of earnings per share:

	2003	2002	2001
Net earnings attributable to ordinary shareholders	37,300	91,438	75,657

Weighted-average number of ordinary shares outstanding during the year	54,681,628	54,681,628	55,027,496

Natuzzi S.p.A. and Subsidiaries

Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

4.	Cash and cash equivalents

Cash and cash equivalents are analyzed as follows:

	2003	2002
Cash on hand	503	59
Bank accounts in Euro	6,217	32,308
Bank accounts in foreign currency	56,524	63,687
Money market instruments	321	641

Total	63,565	96,695

5.	Marketable debt securities

Details regarding marketable debt securities are as follows:

	2003	2002
Foreign corporate bonds	5	6
Italian government bonds	—	20

Total	5	26

Further information regarding the Group’s investments in marketable debt securities is as follows:

		Gross unrealized
				Fair
2003	Cost	Gains	Losses	value
Foreign corporate bonds	5	—	—	5
Italian government bonds	—	—	—	—

Total	5	—	—	5

		Gross unrealized
				Fair
2003	Cost	Gains	Losses	value
Foreign corporate bonds	6	—	—	6
Italian government bonds	20	—	—	20

Total	26	—	—	26

Natuzzi S.p.A. and Subsidiaries

Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

	2003	2002	2001
Proceeds from sales	21	—	—
Realized gains	—	—	—
Realized losses	—	—	—

The contractual maturity of the Group’s marketable debt securities at December 31, 2003 is between 1 – 5 years.

6.	Trade receivables, net

Trade receivables are analyzed as follows:

	2003	2002
North American customers	57,730	63,169
Other foreign customers	52,472	57,854
Domestic customers	45,723	38,241
Trade bills receivable	4,238	3,861

Total	160,163	163,125
Allowance for doubtful accounts	(5,662)	(4,727)

Total trade receivables, net	154,501	158,398

Trade receivables are due primarily from major retailers who sell directly to customers.

No single customer accounted for more than 5% of the company’s sales in 2003, 2002 and 2001 or accounts receivable at December 31, 2003 and 2002. The Company insures its collection risk in respect of a significant portion of accounts receivable outstanding balances and, estimates an allowance for doubtful accounts based on the insurance in place, the credit worthiness of its customers as well as general economic conditions.

The following table provides the movements in the allowance for doubtful accounts:

	2003	2002	2001
Balance, beginning of year	4,727	5,469	4,451
Charges-bad debt expense	1,441	97	1,398
Reductions-write off of uncollectible accounts	(506)	(839)	(380)

Balance, end of year	5,662	4,727	5,469

Trade receivables denominated in foreign currencies at December 31, 2003 and 2002 and, where applicable, translated at the rate of the related domestic currency swaps, totalled 80,528 (80,528 translated at year-end exchange rates) and 87,264 (78,013 translated at year-end exchange rates), respectively. These receivables consist of the following:

Natuzzi S.p.A. and Subsidiaries

Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

	2003	2002
U.S. dollars	49,887	66,382
Canadian dollars	9,174	5,500
British pounds	9,015	6,563
Australian dollars	6,685	3,678
Other currencies	5,767	5,141

Total	80,528	87,264

7.	Other receivables

Other receivables are analyzed as follows:

	2003	2002
VAT	25,214	35,990
Receivable from tax authorities	18,692	7,951
Government capital grants	4,957	8,076
Advances to suppliers	4,633	2,213
Other	4,661	4,107

Total	58,157	58,337

The VAT receivable includes value added taxes and interest thereon reimbursable to various companies of the Group. While currently due at the balance sheet date, the collection of the VAT receivable may extend over a maximum period of up to two years. The receivable from the tax authorities represents principally advance taxes paid in excess of the amounts due and interest thereon.

8.	Inventories

Inventories are analyzed as follows:

	2003	2002
Leather and other raw materials	58,830	59,260
Goods in process	15,213	12,714
Finished products	23,475	12,107

Total	97,518	84,081

Natuzzi S.p.A. and Subsidiaries

Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

9.	Property, plant and equipment and accumulated depreciation

Fixed assets are listed below together with accumulated depreciation.

	Cost or	Accumulated	Annual rate of
2003	valuation	depreciation	depreciation
Land	9,916	—	—
Industrial buildings	158,286	26,417	3-10%
Machinery and equipment	102,469	52,530	11.5-25%
Airplane	36,800	6,923	6%
Office furniture and equipment	21,203	14,016	12-20%
Retail gallery and stores furnishings	12,289	2,114	25-35%
Transportation equipment	5,646	3,570	20-25%
Leasehold improvements	2,388	1,083	10-20%
Construction in progress	11,276	—	—
Advances to suppliers	573	—	—

Total	360,846	106,653

	Cost or	Accumulated	Annual rate of
2002	valuation	depreciation	depreciation
Land	9,979	—	—
Industrial buildings	133,707	21,410	3-10%
Machinery and equipment	84,539	41,665	11,5-25%
Airplane	12,725	1,527	6%
Office furniture and equipment	20,132	12,444	12-20%
Retail gallery and stores furnishings	2,036	106	25-35%
Transportation equipment	5,003	2,879	20-25%
Leasehold improvements	4,111	1,330	10-20%
Construction in progress	20,747	—	—
Advances to suppliers	17,274	—	—

Total	310,253	81,361

Construction in progress relates principally to manufacturing facilities.

10.	Other assets

Other assets consist of the following:

Natuzzi S.p.A. and Subsidiaries

Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

	2003	2002
Goodwill	14,338	1,106
Trademarks and patents	10,826	10,744
Others	10,743	8,822

Total, gross	35,907	20,672
Less impairment losses	(232)	—
Less accumulated amortization	(18,588)	(15,620)

Total, net	17,087	5,052

At December 31, 2003 and 2002 the net book value of goodwill may be analyzed as follows:

	2003	2002
Gross carrying amount	14,338	1,106
Less impairment losses	(232)	—
Less accumulated depreciation	(1,982)	(538)

Net book value	12,124	568

At December 31, 2003 and 2002 the net book value of goodwill arising from business acquisitions completed after July 1, 2001 amounts to 12,008 and 337, respectively.

11.	Short-term borrowings

Short-term borrowings consist of the following:

	2003	2002
Bank borrowings	3,547	—
Bank overdrafts	1,223	162

	4,770	162

While bank overdrafts are payable on demand, bank borrowings consist of unsecured line of credit agreements with banks and have various short maturities.

At December 31, 2003 the short-term borrowings included 4,362 denominated in foreign currencies.

The weighted average interest rates on the above-listed short-term borrowings at December 31, 2003 and 2002 are as follows:

	2003	2002
Bank borrowings	2.28%	3.17%
Bank overdrafts	2.42%	4.10%

Credit facilities available to the Group, including amounts guaranteed under surety bonds, amounted to 209,102 and 171,880 at December 31, 2003 and 2002, respectively. The unused portion of these facilities amounted to 204,332 and 171,760 at December 31, 2003 and 2002, respectively.

Natuzzi S.p.A. and Subsidiaries

Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

12.	Accounts payable-trade

Accounts payable-trade totalling 80,913 and 87,551 at December 31, 2003 and 2002, respectively, represent principally amounts payable for purchases of goods and services in Italy and abroad, and includes 20,782 and 26,069 at December 31, 2003 and 2002, respectively, denominated in foreign currencies.

13.	Accounts payable-other

Accounts payable-other are analyzed as follows:

	2003	2002
Payable to customers	4,884	1,098
Cooperative advertising and quantity discount	3,705	4,041
Withholding taxes on payroll and on other	3,516	3,445
Provision for returns and other discounts	3,363	4,530
Payable to minority interest for dividends	620	732
Payable to third parties for business acquisition	430	—
Other	1,340	1,812

Total	17,858	15,658

14.	Taxes on income

Italian companies are subject to two income taxes at the following rates:

	2003	2002	2001
IRPEG (state tax)	34.00%	36.00%	36.00%
IRAP (regional tax)	4.25%	4.25%	4.25%

IRPEG is a state tax and is calculated on the taxable income determined on the income before taxes modified to reflect all temporary and permanent differences regulated by the tax law. In 1997 dual income tax was introduced for the purpose of encouraging companies to use equity rather than debt finance. A first portion of the taxpayer’s taxable income is calculated by applying an interest rate percentage (based on the return on government and private sector bonds) to the net increase in shareholders’ equity of such taxpayer, subject to certain restrictions. This portion is subject to IRPEG at the reduced rate of 19.00%. The remaining profit will be subject to tax at the ordinary IRPEG tax rate (at present 34.00%).

On December 12, 2003, the Italian Government approved the legislative decree n. 344 which enacted certain changes in the fiscal legislation for fiscal years beginning on or after January 1, 2004. The principal change made was the introduction of the new state income tax IRES which will replace IRPEG, with the simultaneous elimination of the dual income tax system. The enacted IRES tax rate for 2004 is 33% of taxable income.

As a result of these new tax rules, the Company adjusted the effect of changes in IRPEG tax rates on net deferred tax assets during the year ended December 31, 2003, as it includes the

Natuzzi S.p.A. and Subsidiaries

Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

enactment date. These changes in tax rates resulted in a decrease of net deferred tax assets by 55 as of December 31, 2003.

Such tax law did not modify the existing IRAP regime. IRAP is a regional tax and each Italian region has the power to increase the current rate of 4.25% by a maximum of 1.00%. In general, the taxable base of IRAP is a form of gross profit determined as the difference between gross revenues (excluding interest and dividend income) and direct production costs (excluding labour costs, interest expenses and other financial costs).

Under Italian investment incentive schemes for under-industrialized regions, certain of the Group’s operating entities have been entitled to enjoy a full exemption from IRPEG and a significant part of IRAP for ten years. A very significant portion of the Group’s consolidated earnings before minority interest in 2003, 2002 and 2001 is derived from companies entitled to some extent to the aforementioned exemptions, the most significant of which expired in 2003. The table below describes the effect of such exemptions on the Group’s 2003, 2002 and 2001 income tax charge. The Company is currently eligible for certain tax benefits, available subject to an investment program being initiated pursuant to Law no. 388 of December 23, 2000. This regime entails tax deductions amounting, in 2003, to 29.75% of the value of the newly-made investments and will be available in connection with any such investments made prior to January 1, 2007; however, the amount of the tax credit may vary in future years. Certain foreign subsidiaries enjoy significant tax benefits, such as corporate income tax exemptions or reductions of the corporate income tax rates effectively applicable.

Approximately 57.2%, 88,8% and 88.7% respectively, of the Group’s consolidated earnings before taxes were generated by these domestic Italian operations, which have benefited from the above mentioned beneficial tax regimes in 2003, 2002 and 2001.

Consolidated earnings before taxes are analyzed as follows:

	2003	2002	2001
Domestic	26,319	103,370	86,534
Foreign	19,640	12,991	11,004

Total	45,959	116,361	97,538

The effective income tax rates for the years ended December 31, 2003, 2002 and 2001 were 18.5%, 21.5% and 22.5%, respectively. The actual income tax expense differs from the ‘expected’ income tax expense (computed by applying the state tax, which is 34% for 2003 and 36% for 2002 and 2001, to income before income taxes and minority interest) as follows:

Natuzzi S.p.A. and Subsidiaries

Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

		2003	2002	2001
Expected income tax charge at full tax rates		15,626	41,890	35,114
Effects of:
▪	Tax exempt income	(19,080)	(25,079)	(20,784)
▪	Aggregate effect of different tax rates in foreign jurisdictions	(863)	(1,806)	(1,083)
▪	Tax effect of change in tax rates	55	121	—
▪	Effect of net change in valuation allowance established against deferred tax assets	3,180	1,725	650
▪	Non-deductible expenses	3,764	1,097	1,201
▪	Italian regional tax	5,819	7,049	6,803

Actual tax charge		8,501	24,997	21,901

Total taxes for the years ended December 31, 2003, 2002 and 2001 relate to earnings from operations.

Total income taxes for the years ended December 31, 2003, 2002 and 2001 were allocated as follows:

	2003	2002	2001
Current:
Italian	2,812	22,104	18,100
Foreign	4,890	2,492	4,111

Total (a)	7,702	24,596	22,211

Deferred:
Italian	393	112	331
Foreign	406	289	(641)

Total (b)	799	401	(310)

Total (a + b)	8,501	24,997	21,901

The tax years from January 1, 1998 for the majority of the Italian companies are open to assessment for additional taxes.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2003 and 2002 are presented below:

		2003	2002
Deferred tax assets:
▪	Tax loss carryforwards	4,497	2,272
▪	Allowance for doubtful accounts	1,387	1,621
▪	Impairment of fixed assets	1,428	11
▪	Provision for sales representatives	1,051	1,175
▪	Provision for returns and discounts	381	732
▪	Provision for contingent liabilities	368	763
▪	Other temporary differences	810	624

Natuzzi S.p.A. and Subsidiaries

Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

	2003	2002
Total gross deferred tax assets	9,922	7,198
▪ Less valuation allowance	(8,060)	(4,562)

Net deferred tax assets	1,862	2,636

Deferred tax liabilities:
▪ Government grants related to capital expenditures	(851)	(894)
▪ Other temporary differences	(266)	(198)

Total deferred tax liabilities	(1,117)	(1,092)

Net deferred tax assets	745	1,544

A valuation allowance has been established principally for the tax loss carryforwards, allowance for doubtful accounts, impairment of fixed assets and for provision for termination indemnities of sales representatives.

The valuation allowance for deferred tax assets as of December 31, 2003 and 2002 was 8,060 and 4,562, respectively. The net change in the total valuation allowance for the years ended December 31, 2003 and 2002 was an increase of 3,498 and 1,542, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and the tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods during which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2003. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

Net deferred income tax assets are included in the consolidated balance sheets as follows:

2003	Current	Non current	Total
Gross deferred tax assets	7,888	2,034	9,922
Valuation allowance	(6,641)	(1,419)	(8,060)

Net deferred tax assets	1,247	615	1,862
Deferred tax liabilities	(292)	(825)	(1,117)

Net deferred tax assets (liabilities)	955	(210)	745

2002	Current	Non current	Total
Gross deferred tax assets	4,864	2,334	7,198
Valuation allowance	(3,008)	(1,554)	(4,562)

Net deferred tax assets	1,856	780	2,636
Deferred tax liabilities	(34)	(1,058)	(1,092)

Net deferred tax assets (liabilities)	1,822	(278)	1,544

Natuzzi S.p.A. and Subsidiaries

Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

The tax loss carryforwards of the Group total 15,000 and expire as follows:

2006	571
2007	2,271
2008	3,797
Indefinite	8,361

Total	15,000

15.	Salaries, wages and related liabilities

Salaries, wages and related liabilities are analyzed as follows:

	2003	2002
Salaries and wages	8,180	7,641
Social security contributions	6,130	5,352
Vacation accrual	1,781	1,715

Total	16,091	14,708

16.	Long-term debt

Long-term debt is secured by mortages on the Group’s properties for a total of nil (2,169 at December 31, 2002). Long-term debt at December 31, 2003 and 2002 consists of the following:

Natuzzi S.p.A. and Subsidiaries

Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

	2003	2002
2.25% long-term debt payable in annual installments with final payment due May 30, 2015	2,166	2,166
3.0% long-term debt payable in semi-annual installments with final payment due December 2006	1,970	—
3.5% long-term debt payable in semi-annual installments with final payment due August 24, 2004	1,106	2,762
4.0% long-term debt payable in quarterly instalments with final payment due in September 2005	267	—
3.7% long-term debt payable in semi-annual installments with final payment due June 30, 2003	—	83

Total long-term debt	5,509	5,011
Less current installments	(1,291)	(1,437)

Long-term debt, excluding current installments	4,218	3,574

Loan maturities after 2004 are summarized below:

2005	150
2006	2,094
2007	197
2008	203
Thereafter	1,574

Total	4,218

At December 31, 2003 long-term debt denominated in foreign currencies amounts to 3,343 (2,762 at December 31, 2002).

Interest expense related to long-term debt for the years ended December 31, 2003, 2002 and 2001 was 155, 202 and 162 respectively.

17.	Other liabilities

Other liabilities consist of:

	2003	2002
Termination indemnities for sales agents	2,822	2,245
Payable to third parties for business acquisition	1,719	—
Provision for contingent liabilities	1,175	3,471

Total	5,716	5,716

Natuzzi S.p.A. and Subsidiaries

Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

18.	Minority interest

Minority interest shown in the accompanying consolidated balance sheet at December 31, 2003 of 894 (499 at December 31, 2002).

19.	Shareholders’ equity

The share capital is owned as follows:

	2003	2002
Mr. Pasquale Natuzzi	45.3%	45.3%
Miss Anna Maria Natuzzi	2.4%	2.4%
Mrs. Annunziata Natuzzi	2.4%	2.4%
Public investors	45.0%	45.0%
Treasury shares	4.9%	4.9%

	100.0%	100.0%

An analysis of the reserves is as follows:

	2003	2002
Treasury shares reserve	37,828	37,828
Legal reserve	11,199	3,824
Monetary revaluation reserve	1,344	1,344
Government capital grants reserve	29,865	30,075

Total	80,236	73,071

The number of ordinary shares issued at December 31, 2003 and 2002 is 57,525,528, respectively. The par value of one ordinary share is euro 1.

In July 2000, the shareholders of the Company approved a share repurchase program to buy-back up to 4 million shares or 51,646. The Company spent 23,234 in 2000 and 14,594 in 2001 to repurchase shares. The Company repurchased 1,782,700 shares in 2000 at an average cost of US$ 11.3 per share and 1,061,200 shares in 2001 at an average cost of US$ 12.3 per share. As of December 31, 2003 the repurchase program is expired. Under Italian GAAP, the purchase of shares is accounted for as a non-current asset and an amount equal to the cost of shares acquired was reclassified from retained earnings to an undistributed treasury shares reserve.

During an extraordinary general meeting on November 21, 2003 shareholders approved the cancellation of all treasury shares. On the basis of the Italian civil code this decision became effective on February 21, 2004.

Italian law requires that 5% of net income of the parent company and each of its consolidated Italian subsidiaries be retained as a legal reserve, until this reserve is equal to 20% of the issued share capital of each respective company. The legal reserve may be utilized to cover losses; any portion which exceeds 20% of the issued share capital is distributable as dividends. The combined legal reserves totalled 13,281 and 6,737 at December 31, 2003 and 2002, respectively.

As of December 31, 2003, taxes that would be due on distribution of the portion of shareholders’ equity equal to unremitted earnings of foreign subsidiaries is approximately 1,170 (450 at

Natuzzi S.p.A. and Subsidiaries

Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

December 31, 2002). The Group has not provided for such taxes as the likelihood of distribution is remote and such earnings are deemed to be permanently reinvested.

No taxes would be payable on the distribution of the monetary revaluation reserve and government capital grants reserve.

20.	Commitments and contingent liabilities

Several companies of the Group lease manufacturing facilities and stores under non-cancellable lease agreements with expiry dates through 2024. Rental expense recorded for the years ended December 31, 2003, 2002 and 2001 was 11,046, 2,384 and 2,057, respectively. As of December 31, 2003, the minimum annual rental commitments are as follows:

2004	10,165
2005	9,647
2006	10,121
2007	10,389
2008	10,566
Thereafter	37,989

Total	88,877

Certain banks have provided guarantees at December 31, 2003 to secure payments to third parties amounting to 3,658 (4,408 at December 31, 2002). These guarantees are unsecured and have various maturities extending through December 31, 2004.

VAT reimbursed by tax authorities in prior years is secured by surety bonds for 117 (117 at December 31, 2002) from certain financial institutions. These surety bonds are unsecured and will expire after a maximum period of up to two years or when the tax authorities perform the final review of the VAT claim requests.

In December, 1996, the Company and the ‘Contract Planning Service’ of the Italian Ministry of the Budget signed a ‘Program Agreement’ with respect to the ‘Natuzzi 2000 project’. In connection with this project, the Natuzzi Group has prepared a multi-faceted program of industrial investments for the production of upholstered furniture. Investments are projected to total approximately 69,772. According to the revised agreement, which is currently subject to approval of the CIPE (Comitato Interministeriale Programmazione Economica) expected to occur during the summer of 2004, the Italian government will contribute approximately 35,614. Receipt of the Italian governments funds is based upon, among other things, the Group constructing facilities in accordance with certain specifications and maintaining a minimum number of employees.

During 1997 the Group received under the aforementioned project capital grants for 24,209 (included in the aforementioned total contribution of 35,614). Capital expenditures under the Natuzzi 2000 project amounted to approximately 70,755 at December 31, 2003. The capital grants are secured by surety bonds for 26,041 from a bank. These surety bonds are unsecured and will expire when the Italian Ministry of Budget releases the final approvals of all investments made.

The Group is also involved in a number of claims (including tax claims) and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate

Natuzzi S.p.A. and Subsidiaries

Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

disposition of these matters, after considering amounts accrued, will not have a material adverse effect on the Group’s consolidated financial position or results of operations.

21.	Segmental and geographical information

The Group operates in a single industry segment, that is, the design, manufacture and marketing of contemporary and traditional leather and fabric upholstered furniture. It offers a wide range of upholstered furniture for sale, manufactured in production facilities located in Italy and abroad (Romania, Brazil and China).

Net sales of upholstered furniture analyzed by coverings are as follows:

	2003	2002	2001
Leather upholstered furniture	550,029	623,755	624,411
Fabric upholstered furniture	123,921	110,997	89,628

Total	673,950	734,752	714,039

Within leather and fabric upholstered furniture, the Company offers furniture in the following categories: stationary furniture (sofas, loveseats and armchairs), sectional furniture, motion furniture, sofa beds and occasional chairs, including recliners and massage chairs.

The following tables provide information upon the net sales of upholstered furniture and of long-lived assets by geographical location. Net sales are attributed to countries based on the location of customers. Long-lived assets consist of property, plant and equipment.

Natuzzi S.p.A. and Subsidiaries

Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

Sales of upholstered furniture	2003	2002	2001
United States	280,770	330,575	317,927
England	80,409	56,196	51,457
Italy	71,277	76,145	72,623
Canada	37,910	32,586	35,581
Germany	25,392	37,936	39,985
France	23,393	24,370	19,077
Belgium	15,959	17,354	21,060
Australia	15,356	13,186	12,054
Spain	14,045	11,475	11,962
Holland	14,004	16,858	23,294
Norway	10,084	13,281	12,048
Ireland	7,760	16,816	11,509
Other countries (none greater than 2%)	77,591	87,974	85,462

	673,950	734,752	714,039

Long lived assets	2003	2002
Italy	161,292	164,042
Romania	33,277	21,159
United States of America	27,902	22,576
Brazil	14,610	12,380
China	8,454	6,348
Spain	3,375	1,214
Switzerland	2,298	999
England	2,158	—
Other countries	827	174

Total	254,193	228,892

In addition, the Group also sells minor volumes of excess polyurethane foam, leather by-products and certain pieces of furniture (coffee table, lamps and rugs) which, for 2003, 2002 and 2001 totalled 95,629, 70,391 and 72,109, respectively.

No single customer accounted for more than 5% of net sales in 2003, 2002 or 2001.

22.	Cost of sales

Cost of sales is analyzed as follows:

Natuzzi S.p.A. and Subsidiaries

Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

	2003	2002	2001
Opening inventories	84,081	87,895	73,644
Purchases	355,867	338,484	366,398
Labor	104,495	106,954	98,102
Third party manufacturers	32,859	38,572	44,656
Other manufacturing costs	28,980	29,599	25,184
Closing inventories	(97,518)	(84,081)	(87,895)

Total	508,764	517,423	520,089

23.	Other income (expense), net

Other income (expense), net is analyzed as follows:

	2003	2002	2001
Interest income	1,701	5,423	5,987
Interest expense and bank commissions	(1,317)	(3,870)	(3,701)

Interest income, net	384	1,553	2,286

Gains (losses) on foreign exchange, net	64	7,254	(5,311)
Unrealized exchange gains (losses) on domestic currency swaps	6,276	2,021	(902)

Gains (losses) on foreign exchange	6,340	9,275	(6,213)

Gains (losses) on securities, net	(754)	—	79
Other, net	(2,339)	3,723	3,623

Total	3,631	14,551	(225)

Gains (losses) on foreign exchange are related to the following:

	2003	2002	2001
Net realized gains (losses) on domestic currency swaps	25,369	10,930	(12,239)
Net realized gains (losses) on accounts receivable and payables	(7,585)	(8,835)	(1,545)
Net unrealized gains (losses) on accounts receivable and payable	(16,584)	5,796	8,473
Exchange difference loss on translation of foreign financial statements	(1,136)	(637)	—

Total	64	7,254	(5,311)

Natuzzi S.p.A. and Subsidiaries

Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

Other, net consists of the following:

	2003	2002	2001
Impairment loss on fixed assets	(4,292)	—	—
Pre-acquisition loss of KOL	1,694	—	—
Tax liabilities settlements	—	(481)	—
Tax refund	—	1,314	—
Employment incentive grants	—	—	2,259
Other, net	259	2,890	1,364

Total	(2,339)	3,723	3,623

Impairment loss on fixed assets

The Company has evaluated the impairment of long lived assets in accordance with its accounting policy (wherever the event or changes in circumstances indicate that the carrying amount of an asset may be not recoverable). Based on such analysis the Company recorded an impairment loss of 4,292.

Pre-acquisition loss for KOL Group

The pre-acquisition loss related to the KOL acquisition has been eliminated in the consolidated statement of earnings for the year ended at December 31, 2003 (see also note 26 (g)).

Tax liabilities settlement

During 2002 the Group settled certain of the tax claims made by the authorities.

Tax refund

During 2002, the Company obtained from the tax authorities a refund of 1,314 for taxes not due on a portion of income related to 1993. As these amounts were not recorded previously due to uncertainty, the Company recorded such amounts in the consolidated statement of earnings for that year.

Employment incentive grants

In prior years Company and certain subsidiaries, on the basis of regional laws, received employment incentive from the regional agencies in the form of grants for new permanent employees and subsidies of up to 100% of the cost of training courses for permanent and temporary employees. The incentives received related to prior years. For the year ended December 31, 2001 these incentives amounted to 2,259.

24.	Financial instruments and risk management

A significant portion of the Group’s net sales, but only approximately 40% of its costs, are denominated in currencies other than the euro, in particular the U.S. dollar. The remaining costs

Natuzzi S.p.A. and Subsidiaries

Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

of the Group are denominated principally in euros. Consequently, a significant portion of the Group’s net revenues are exposed to fluctuations in the exchange rates between the euro and such other currencies. The Group uses forward exchange contracts (known in Italy as domestic currency swaps) to reduce its exposure to the risks of short-term declines in the value of its foreign currency-denominated revenues. The Group uses such domestic currency swaps to protect the value of its foreign-currency denominated revenues, and not for speculative or trading purposes.

The Group is exposed to credit risk in the event that the counterparties to the domestic currency swaps fail to perform according to the terms of the contracts. The contract amounts of the domestic currency swaps described below do not represent amounts exchanged by the parties and, thus, are not a measure of the exposure of the Group through its use of those financial instruments. The amounts exchanged are calculated on the basis of the contract amounts and the terms of the financial instruments, which relate primarily to exchange rates. The immediate credit risk of the Group’s domestic currency swaps is represented by the unrealized gains or losses on the contracts. Management of the Group enters into contracts with creditworthy counter-parties and believes that the risk of material loss from such credit risk to be remote. The table below summarizes in euro equivalent the contractual amounts of forward exchange contracts used to hedge principally future cash flows from accounts receivable and sales orders at December 31, 2003 and 2002:

	2003	2002
U.S. dollars	32,942	117,050
British pounds	46,267	22,650
Canadian dollars	19,044	14,937
Australian dollars	10,796	9,579
Swiss francs	3,629	2,844
Japanese yen	3,532	2,863

Total	116,210	169,923

The following table presents information regarding the contract amount in euro equivalent amounts and the estimated fair value of all of the Group’s forward exchange contracts. Contracts with unrealized gains are presented as ‘assets’ and contracts with unrealized losses are presented as ‘liabilities’.

Natuzzi S.p.A. and Subsidiaries

Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

	2003		2002
	Contract	Unrealized	Contract	Unrealized
	amount	gains (losses)	amount	gains (losses)
Assets	104,206	6,544	156,983	14,880
Liabilities	12,004	(268)	12,940	(588)

	116,210	6,276	169,923	14,292

At December 31, 2003, the forward exchange contracts had a net unrealized gain of 6,276. This gain is recorded in other income (expense), net in the consolidated statements of earnings.

At December 31, 2002, the forward exchange contracts had a net unrealized gain of 14,292, of which 9,251 related to accounts receivable, 3,020 related to existing sales commitments and 2,021 related to anticipated commitments at year-end. The Company recorded all these amounts, except for 3,020 relating to existing sales commitments.

The carrying value of forward exchange contracts is determined based on the unrealized loss and gain of such contracts recorded in the consolidated financial statements. Unrealized gains (losses) on forward exchange contracts is determined by using residual maturity rate.

Refer to notes 3 (a) and (b) for the Group’s accounting policy on forward exchange contracts.

25.	Fair value of financial instruments

The following table summarizes the carrying value and the estimated fair value of the Group’s other financial instruments:

	2003		2002
	Carrying	Fair	Carrying	Fair
	value	value	value	value
Assets:
- Marketable debts securities	5	5	26	26
- Treasury shares	37,828	22,697	37,828	27,552
Liabilities:
- Long-term debt	5,509	4,400	5,011	4,100

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

Natuzzi S.p.A. and Subsidiaries

Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

26.	Application of generally accepted accounting principles in the United States of America

The established accounting policies followed in the preparation of the consolidated financial statements (Italian GAAP) vary in certain significant respects from those generally accepted in the United States of America (US GAAP).

Those differences which have a material effect on net earnings and/or shareholders’ equity are as follows:

(a)	Certain property, plant and equipment have been revalued in accordance with Italian laws. The revalued amounts are depreciated for Italian GAAP purposes. US GAAP does not allow for such revaluations, and depreciation is based on historical costs. The revaluation primarily relates to industrial buildings.

(b)	Under US GAAP, SFAS 133 established comprehensive accounting and reporting standards for derivative instruments and hedging activities. SFAS 133 requires that an entity record all derivatives, freestanding and certain embedded derivatives, as either assets or liabilities in the statement of financial position. This statement also defines and allows companies to apply hedge accounting to its designated derivatives under certain instances, provided an entity meets the strict documentation criteria of SFAS 133. It also requires that all derivatives be marked to market on an ongoing basis. Along with the derivatives, in the case of qualifying hedges, the underlying hedges items, are also to be marked to market. These market value adjustments are to be included either in the income statement or other comprehensive income, depending on the nature of the hedged transaction.

The Company does not currently qualify for hedge criteria under SFAS 133 and has not used hedge accounting for Italian GAAP in 2003 (see note 3(a) and (b)). In particular, the Company does not formally document all relationships between its hedging instruments (forward exchange contracts known in Italian financial markets as domestic currency swaps) and its hedged items which includes linking all derivatives that are designated as foreign-currency hedges to specific accounts receivable on the balance sheet or to specific firm committents or forecasted transactions. The Company also does not formally assess, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging its transactions are highly effective in offsetting changes in fair values of its hedged items.

As a result under Italian GAAP at December 31, 2003 and US GAAP, at December 31, 2003, 2002 and 2001 the Company accounted for all its derivative financial instruments at their fair value and all its accounts receivable in foreign currency were remeasured at year end exchange rates. All mark to market adjustments were recorded in the income statement.

(c)	Until December 31, 2000 government grants related to capital expenditures were recorded, net of tax, within reserves in shareholders’ equity (note 3 (m)). For US GAAP purposes, such grants would be classified either as a reduction of the cost of the related fixed asset or as a deferred credit and amortized to income over the estimated useful lives of the assets. The adjustments to net income represent the annual amortization of the capital grants based on the estimated useful life of the related fixed assets. The adjustments to shareholders’

Natuzzi S.p.A. and Subsidiaries

Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

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

(d)	As indicated in note 19, during 2001 and 2000 the Company repurchased its common shares for a cash consideration of 37,828. Under Italian GAAP, the purchase of these shares was accounted for as non-current assets; under US GAAP, the cost of the acquired shares is reflected as a reduction in shareholders’ equity.

(e)	Under Italian GAAP, the Group recognizes sales revenue, and accrued costs associated with the sales revenue, at the time products are shipped from its manufacturing facilities located in Italy and abroad. A significant part of the products are shipped from factories directly to customers under terms that risks and ownership are transferred to the customer when the customer takes possession of the goods. These terms are ‘delivered duty paid’, ‘delivered duty unpaid’, ‘delivered ex quay’ and ‘delivered at customer factory’. Delivery to the customer generally occurs within one to six weeks from the time of shipment.

US GAAP requires that revenue should not be recognized until it is realized or realizable and earned, which is generally at the time delivery to the customer occurs and the risks of ownership pass to the customer. Accordingly, the Italian GAAP for revenue recognition is at variance with US GAAP. The principal effects of this variance on the accompanying consolidated balance sheet as of December 31, 2003 and 2002 and related consolidated statement of earnings for each of the years in the three-year period ended December 31, 2003 are indicated below:

Natuzzi S.p.A. and Subsidiaries

Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

	2003	2002
	Effects	Effects	Variation
	Increase	Increase	for
Consolidated balance sheet	(Decrease)	(Decrease)	2003
Trade receivables, net	(47,263)	(48,004)	741
Inventories	31,194	30,867	327

Total effect on current assets (a)	(16,069)	(17,137)	1,068

Accounts payable-trade	(6,654)	(6,240)	(414)
Income taxes	(1,723)	(2,288)	565

Total effect on current liabilities (b)	(8,377)	(8,528)	151

Total effect on shareholders’ equity (a-b)	(7,692)	(8,609)	917

	2003	2002	2001
	Effects	Effects	Effects
	Increase	Increase	Increase
Consolidated statement of earnings	(Decrease)	(Decrease)	(Decrease)
Net sales	(741)	(13,547)	(34,457)
Cost of sales	327	8,057	22,810
Gross profit	(1,068)	(5,490)	(11,647)
Selling expenses	(414)	(1,625)	(4,615)
Operating income	(1,482)	(3,865)	(7,032)
Income taxes	(565)	(741)	(1,547)
Total effect on net earnings	(917)	(3,124)	(5,485)

(f)	In 2001, the Company translated the financial statements of a foreign subsidiary which operates in a highly inflationary economy at (i) year-end exchange rate for assets and liabilities, (ii) historical exchange rates for share capital and retained earnings, and (iii) average exchange rates during the year for the statement of earnings. The resulting exchange differences on translation were recorded as a direct adjustment to consolidated shareholders’ equity. A highly inflationary economy is one that has cumulative inflation of approximately 100 percent or more over a 3-year period. Under US GAAP the financial statements of this subsidiary should be translated at (a) year-end exchange rate for monetary assets and liabilities (b) historical exchange rates for non monetary assets and liabilities (for example fixed assets or long term debt) as well as for share capital, reserves and retained earnings (c) average exchange rates during the year for revenues and expenses recorded in the statement of earnings. The resulting exchange differences on translation should be recorded in the statement of earnings. Therefore for US GAAP purposes, in 2001 the Company recorded a net gain of 307 in earnings.

(g)	During 2003 (see note 1) the Company acquired a 100% interest in each of the following two entities: KOL Group and Minuano Nordeste SA. Both acquisitions were accounted for

Natuzzi S.p.A. and Subsidiaries

Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

as business combinations under Italian GAAP. The Company believes that the KOL Group acquisition qualifies as a business combination under US GAAP in accordance with the provisions of SFAS 141. However, in accordance with EITF 98-3 the acquisition of 100% interest in Minuano Nordeste SA does not qualified as an acquisition of a business. Therefore, under the Italian GAAP the Minuano acquisition was considered to be a business acquisition, while under US GAAP the same has been accounted as an asset acquisition which does not result in goodwill. The management has determined that the difference between purchase price and the fair value of the net tangible assets acquired is due to export incentive benefit that this entity is entitled to upon completion of its manufacturing facilities and export of the furniture manufactured in Brazil. The export incentive is available until 2015. The related deferred tax liabilities is established by using “simultaneous method”. The allocation of the purchase price is as follows:

	US GAAP	IT GAAP	Difference
Current and non current assets	253	253	—
Intangible assets	6,141	—	6,141
Goodwill	—	4,053	(4,053)
Current and non current liabilities	(8)	(8)	—
Deferred tax liabilities	(2,088)	—	(2,088)

Purchase price	4,298	4,298	—

Also under Italian GAAP the pre-acquisition results of an acquired entity can be reflected in the operating results of the acquiring entity provided the acquisition was completed within 6 months of the beginning of the acquiring entity’s fiscal year. Although, the pre-acquisition results may be included in the statement of earning of the acquiring company the resulting pre-acquisition income or loss is not considered for the net earnings, but is considered for the purpose of computing goodwill. The following pre-acquisition amounts of KOL are included in the Italian GAAP consolidated statement of earning for the year ended December 31, 2003:

Net sales	11,945
Cost of sales	(5,798)

Gross profit	6,147
Selling expenses	(7,066)
General and administrative expense	(1,113)

Operating loss	(2,032)
Other income, net	1,481

Loss before taxes	(551)
Income taxes	551

Net loss	—

(h)	Under Italian GAAP, the Company amortizes the goodwill arising from business acquisitions on straight-line basis over a period of five years. US GAAP states that goodwill

Natuzzi S.p.A. and Subsidiaries

Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

acquired in a purchase business combination completed after July 1, 2001 is not amortized, but instead tested for impairment at least annually in accordance with provisions of SFAS N. 142.

In addition, under Italian GAAP, the Company has allocated certain intangible assets, having definite lives and arising from a business acquisition, under the caption goodwill. Under US GAAP the Company would have classified such as intangible assets, would have amortized these over their estimated useful lives to their residual values, and would have reviewed these for impairment in accordance with SFAF No. 144.

The changes in the carrying amount of goodwill, intangibles assets and deferred tax liabilities arising from business acquisitions completed after July 1, 2001, are as follows:

	Goodwill		Intangibles		Deferred taxes
	US	Italian	US	Italian	US	Italian	Difference
Balance at December 31, 2000	—	—	—	—	—	—	—
Acquisition of business	431	431	—	—	—	—	—
Amortization	—	(86)	—	—	—	—	86

Balance at December 31, 2001	431	345	—	—	—	—	86
Acquisition of minority interest	97	97	—	—	—	—	—
Amortization	—	(105)	—	—	—	—	105

Balance at December 31, 2002	528	337	—	—	—	—	191
Acquisition of KOL	9,179	9,179	—	—	—	—	—
Acquisition of Minuano	—	4,053	6,141	—	(2,088)	—	—
Amortization	—	(1,329)	—	—	—	—	1,329
Impairment Losses	(528)	(232)	—	—	—	—	(296)

Balance at December 31, 2003	9,179	12,008	6,141	—	(2,088)	—	1,224

Management has evaluated the carrying value of goodwill for impairment purposes in accordance with the provisions of SFAS 142. Based on that evaluation, on a reporting unit basis, goodwill to the extent of 528 is impaired.

Reported net earnings and basic and diluted earnings per share excluding the impact of the amortization of goodwill, for all periods presented would have been as follows:

Natuzzi S.p.A. and Subsidiaries

Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

Net earnings	2003	2002	2001
Net earnings under US GAAP, as reported	38,027	91,994	71,057
Add back: amortization of goodwill	—	—	116

Net earnings under US GAAP, adjusted	38,027	91,994	71,173

Basic and diluted earning per share
Net earnings under US GAAP, as reported	0,700	1,680	1,290
Add back: amortization of goodwill	—	—	0,001

Net earnings under US GAAP, adjusted	0,700	1,680	1,291

(i)	During 2003 the Company under Italian GAAP has recognized impairment losses on fixed assets of 4,292 as part of non operating income. Under US GAAP such impairment charge would be included as part of operating income.

(j)	Under Italian GAAP certain costs paid to resellers are reflected as part of selling expenses. Under US GAAP, in accordance with EITF 01-09, these cost should be recorded as a reduction of net sales. Such expenses include advertising contributions paid to resellers which amounted at December 31, 2003, 2002 to 2001 at 3,284, 2,432 and 2,330, respectively.

The calculation of net earnings and shareholders’ equity in conformity with US GAAP is as follows:

Reconciliation of net earnings:

	2003	2002	2001
Net earnings under Italian GAAP	37,300	91,438	75,657
Adjustments to reported income:
(a) Revaluation of property, plant and equipment	27	44	53
(b) Derivative and hedging activities	(2,713)	3,783	(947)
(c) Government grants	673	1,269	1,269
(e) Revenue recognition	1,482	(3,865)	(7,032)
(f) Highly inflationary economy	—	—	307
(g) Goodwill and intangible assets	1,033	105	86
Effect of minority interests on US GAAP adjustments	—	—	(2)
Tax effect of US GAAP adjustments	225	(780)	1,666

Net earnings in conformity with US GAAP	38,027	91,994	71,057

Basic and diluted earnings per share in conformity with US GAAP	0,70	1,68	1,29

Natuzzi S.p.A. and Subsidiaries

Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

Reconciliation of shareholders’ equity:

	2003	2002
Shareholders’ equity under Italian GAAP	515,063	495,808
(a) Revaluation of property, plant and equipment	(671)	(698)
(b) Derivative and hedging activities	—	2,713
(c) Government grants	(19,220)	(19,893)
(d) Treasury shares	(37,828)	(37,828)
(e) Revenue recognition	(9,415)	(10,897)
(g) Goodwill and intangible assets	1,224	191
Tax effect of US GAAP adjustments	3,144	2,919

Shareholders’ equity in conformity with US GAAP	452,297	432,315

Comprehensive Income

The Company has adopted SFAS No. 130, Reporting Comprehensive Income, which established standards for the reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income/(loss) generally encompasses all changes in shareholders’ equity (except those arising from transactions with owners). The Company’s comprehensive income does not differ from net income.

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

In connection with SFAS No. 142’s transitional goodwill impairment evaluation, the Statement required the Company to perform an assessment of whether there was an indication that goodwill is impaired as of the date of adoption. To accomplish this, the Company was required to identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. The Company was required to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit within six months of January 1, 2002. To the extent the carrying amount of a reporting unit exceeded the fair value of the reporting unit, the Company would be required to perform the second step of the transitional impairment test, as this is an indication that the reporting unit goodwill may be impaired. The second step was required for one reporting unit. In this step, the Company compared the implied fair value of the reporting unit goodwill with the carrying amount of the reporting unit goodwill, both of which were measured as of the date of adoption. The implied fair value of goodwill was determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar

Natuzzi S.p.A. and Subsidiaries

Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

to a purchase price allocation, in accordance with SFAS No. 141, Business Combinations. The residual fair value after this allocation was the implied fair value of the reporting unit goodwill. The implied fair value of this reporting unit goodwill exceeded its carrying amount and the Company was not required to recognize an impairment loss.

Prior to the adoption of SFAS No. 142, goodwill was amortized on a straight-line basis over the expected periods to be benefited, generally 5 years, and assessed for recoverability by determining whether the goodwill balance could be recovered through undiscounted future operating cash flows of the acquired operation. All other intangible assets were amortized on a straight-line basis over a period of 5 years. The amount of goodwill and other intangible asset impairment, if any, was measured based on projected discounted future operating cash flows using a discount rate reflecting the Company’s average cost of funds.

SFAS No. 143:

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations (SFAS No. 143). SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Company also records a corresponding asset which is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company adopted SFAS No. 143 on January 1, 2003. Application of this statement did not have an impact on the consolidated financial statements of the Company.

SFAS No. 145:

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 amends existing guidance on reporting gains and losses on the extinguishment of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. SFAS No. 145 also amends SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of the Statement related to the rescission of Statement No. 4 is applied in fiscal years beginning after May 15, 2002. Earlier application of these provisions is encouraged. The provisions of the Statement related to Statement No. 13 were effective for transactions occurring after May 15, 2002, with early application encouraged. The adoption of SFAS No. 145 did not have an effect on the consolidated financial statements of the Company.

SFAS No. 146:

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. The provisions of this Statement are effective for exit or disposal activities that are

Natuzzi S.p.A. and Subsidiaries

Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

initiated after December 31, 2002, with early application encouraged. The adoption of SFAS No. 146 did not have effect on the consolidated financial statements of the Company.

SFAS No. 149:

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. Adoption of SFAS No. 149 did not have a material impact on the consolidated financial statements of the Company.

SFAS No. 150:

FASB Statements No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, was issued in May 2003. This statement established standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The statement also includes required disclosures for financial instruments within its scope. For the Company, the statement was effective for instruments entered into or modified after May 31, 2003 and otherwise will be effective as of January 1, 2004, except for mandatorily redeemable financial instruments. For certain mandatorily redeemable financial statements, the statement will be effective for the Company on January 1, 2005. The effective date has been deferred indefinitely for certain other types of mandatorily redeemable financial statements. The Company currently does not have any financial instruments that are within the scope of this statement.

Natuzzi S.p.A. and Subsidiaries

Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

FASB interpretation No. 46:

In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, Consolidation of Variable Interest Entities, which was issued in January 2003. The Company will be required to apply FIN 46R to variable interests in VIEs created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, the Interpretation will be applied beginning on January 1, 2005. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and noncontrolling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and noncontrolling interest of the VIE. The Company does not believe that it has any VIE for consolidation.

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATUZZI S.p.A. (REGISTRANT)

By	/s/ Pasquale Natuzzi

Pasquale Natuzzi
Chairman of the Board of Directors and
Chief Executive Officer

     Date: June 30, 2004

Exhibit Index

1.1	English translation of the by-laws (Statuto) of the Company, as amended and restated as of November 21, 2003.

2.1	Deposit Agreement dated as of May 15, 1993, as amended and restated as of December 31, 2001, among the Company, The Bank of New York, as Depositary, and owners and beneficial owners of ADRs (incorporated by reference to the Form 20-F filed by Natuzzi S.p.A. with the Securities and Exchange Commission on July 1, 2002, file number 1-11854).

8.1	List of Significant Subsidiaries.

12.1	Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	General Manager (chief financial officer) Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.1	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.