Form 20-F
period 2004-12-31
NATUZZI S P A
filed 2005-06-30
CIK 900391

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) (g) OF THE SECURITIES EXCHANGE ACT OF 1934 or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended: December 31, 2004

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Transition Period from            to

1-11854
(Commission file number)

NATUZZI S.p.A.

(Exact name of Registrant as specified in its charter)

NATUZZI S.p.A.
(Translation of Registrant’s name into English)
Italy
(Jurisdiction of incorporation or organization)
Via Iazzitiello 47, 70029 Santeramo , Italy
(Address of principal executive offices)

     Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of each exchange
Name of each class	on which registered

American Depositary Shares	New York Stock Exchange
Ordinary Shares with a par value of €1.0 each	New York Stock Exchange*

     Securities registered or to be registered pursuant to Section 12(g) of the Act: None

     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

     Outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2004:

54,681,628 Ordinary Shares

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑       No ☐

     Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐       Item 18 ☑

* Not for trading, but only in connection with the registration of the American Depositary Shares

(continued)

 ii

(continued)

Page
Item 16.B Code of Ethics	66
Item 16.C Principal Accountant Fees and Services	66
Item 16.E Purchases of Equity Securities by the Issuer and Affiliated Purchasers	67
PART III	67
Item 17. Financial Statements	67
Item 18. Financial Statements	67
Item 19. Exhibits	67
EX-1.1: ENGLISH TRANSLATION OF BY-LAWS
EX-8.1: SUBSIDIARIES
EX-12.1: CERTIFICATION
EX-12.2: CERTIFICATION
EX-13.1: CERTIFICATIONS

 iii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

     Beginning with the fiscal year ended December 31, 2002, Natuzzi S.p.A. (the “Company” and, together with its consolidated subsidiaries, the “Group”) has published its audited consolidated financial statements (the “Consolidated Financial Statements”) in euro, the single currency established for certain members of the European Union (including Italy) upon the commencement of the third stage of the European Monetary Union (the “EMU”) on January 1, 1999. For fiscal years ending before December 31, 2002, the audited Consolidated Financial Statements were published in Italian lire, which was legal tender in Italy prior to March 1, 2002. All amounts in the Consolidated Financial Statements for each period prior to January 1, 2002 have been restated into euro amounts using the official lira-euro exchange rate as of January 1, 1999 (euro 1 is equal to lire 1,936.27).

     In this annual report, references to “€” or “euro” are to the euro; references to “lira”, “lire” or “Lit.” are to the Italian lira (singular) or to the Italian lire (plural); and references to “U.S. dollars”, “dollars”, “U.S.$” or “$” are to United States dollars.

     Amounts stated in U.S. dollars, unless otherwise indicated, have been translated from the euro amount by converting the euro amounts into U.S. dollars at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) for euro on December 31, 2004 of U.S.$ 1.3538 per euro.

     These foreign currency conversions in this annual report should not be taken as representations that the foreign currency amounts actually represent the equivalent U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated.

     The Consolidated Financial Statements included in Item 18 of this annual report are prepared in conformity with accounting principles established by, and (in the absence of such established principles and when applicable) accounting principles of the International Accounting Standards Committee adopted by, the Italian accounting profession (“Italian GAAP”). These principles vary in certain significant respects from generally accepted accounting principles in the United States (“U.S. GAAP”). See Note 27 to the Consolidated Financial Statements included in Item 18 of this annual report.

     On June 7, 2002 the Company changed its name from Industrie Natuzzi S.p.A. to Natuzzi S.p.A.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

     Not applicable.

Item 2. Offer Statistics and Expected Timetable

     Not applicable.

Item 3. Key Information

Selected Financial Data

     The following table sets forth selected consolidated financial data for the periods indicated and is qualified by reference to, and should be read in conjunction with, the Consolidated Financial Statements and the notes thereto included in Item 18 of this annual report and the “Operating and Financial Review and Prospects” included in Item 5 of this annual report. The income statement and balance sheet data presented below have been derived from the Consolidated Financial Statements.

     The Consolidated Financial Statements, from which the selected consolidated financial data set forth below has been derived, were prepared in accordance with Italian GAAP, which differ in certain respects from U.S. GAAP. For a discussion of the principal differences between Italian GAAP and U.S. GAAP as they relate to the Group’s consolidated net earnings and shareholders’ equity, see Note 27 to the Consolidated Financial Statements included in Item 18 of this annual report.

	Year Ended/At December 31,
	2004	2004	2003	2002	2001	2000

	(millions of
	dollars, except
	per Ordinary	(millions of euro, except for Ordinary Share and ADS amounts)(1)
	Share and ADS
	amounts)(2)
Income Statement Data:
Amounts in accordance with Italian GAAP :
Net sales:
Leather- and fabric-upholstered furniture	$901.0	€665.5	€674.0	€734.7	€714.0	€629.3
Other(3)	119.0	87.9	95.6	70.4	72.1	59.2

Total net sales	1,020.0	753.4	769.6	805.1	786.1	688.5
Cost of sales	(655.9)	(484.5)	(508.8)	(517.4)	(520.1)	(426.3)
Gross profit	364.1	268.9	260.8	287.7	266.0	262.2
Selling expenses	(254.8)	(188.2)	(179.3)	(145.4)	(134.8)	(109.0)
General and administrative expenses	(55.1)	(40.7)	(39.2)	(40.5)	(33.5)	(26.7)
Operating income	54.2	40.0	42.3	101.8	97.7	126.5
Other income (expense), net(4)	(5.3)	(3.9)	3.7	14.5	(0.2)	(21.8)
Earnings before taxes and minority interests	48.9	36.1	46.0	116.3	97.5	104.7
Income taxes	(23.9)	(17.6)	(8.5)	(25.0)	(21.9)	(25.5)
Earnings before minority interests	25.0	18.5	37.5	91.3	75.6	79.2
Minority interests	(0.1)	(0.1)	(0.2)	0.1	—	—
Net earnings	24.9	18.4	37.3	91.4	75.6	79.2
Net earnings per Ordinary Share and ADS	0.46	0.34	0.68	1.67	1.37	1.39
Amounts in accordance with U.S. GAAP :
Net earnings	25.5	18.8	38.0	92.0	71.1	81.7
Net earnings per Ordinary Share and ADS (basic and diluted)	$0.46	€0.34	€0.70	€1.68	€1.29	€1.43
Cash dividend per Ordinary Share and ADS	$0.09	€0.07	€0.14	€0.33	€0.29	€0.29
Weighted average number of Ordinary Shares and ADSs Outstanding	54,681,628	54,681,628	54,681,628	54,681,628	55,027,496	57,087,391
Balance Sheet Data :
Amounts in accordance with Italian GAAP :
Current assets	$527.2	€389.4	€383.1	€402.6	€491.9	€354.2
Non-current assets	384.2	283.8	309.3	271.9	224.9	151.7
Total assets	911.4	673.2	692.4	674.5	716.8	505.9
Current liabilities	178.0	131.5	125.2	128.7	252.5	114.0
Long-term debt	6.8	5.0	4.2	3.6	3.3	0.2
Minority interest	1.2	0.9	0.9	0.5	1.5	0.8
Shareholders’ equity	660.5	487.9	515.1	495.8	428.5	366.5
Amounts in accordance with U.S. GAAP :
Shareholders’ equity	$628.8	€464.5	€452.3	€432.3	€364.4	€321.9

(1)	All amounts in the Consolidated Financial Statements for the fiscal years ending before December 31, 2002 have been restated from lire to euro using the exchange rate of Lit. 1,936.27 per euro established in connection with the commencement of the third stage of the EMU. The Consolidated Financial Statements reported in euro depict the same trends as would have been presented if the Group had continued to present its financial statements in lire.

(2)	Amounts are translated into U.S. dollars by converting the euro amounts into U.S. dollars at the Noon Buying Rate for euro on December 31, 2004 of U.S.$ 1.3538 per euro.

(3)	Sales included under “Other” principally consist of sales of polyurethane foam, living room accessories and leather to third parties.

(4)	Other income (expense), net is principally affected by gains and losses, as well as interest income and expenses, resulting from measures adopted by the Group in an effort to reduce its exposure to exchange rate risks. See Item 5, “Operating and Financial Review and Prospects — Results of Operations — 2004 Compared to 2003”, Item 11, “Quantitative and Qualitative Disclosures about Market Risk” and Notes 3, 24 and 25 to the Consolidated Financial Statements included in Item 18 of this annual report.

Exchange Rates

     Fluctuations in the exchange rates between the euro and the U.S. dollar will affect the U.S. dollar amounts received by owners of American Depositary Shares (“ADSs”) on conversion by the Depositary (as defined below) of dividends paid in euro on the Ordinary Shares represented by the ADSs.

     In addition, most of the Group’s costs are denominated in euro, while a substantial portion of its revenues is denominated in currencies other than the euro, including the U.S. dollar in particular. Accordingly, in order to protect the euro value of its foreign currency revenues, the Group engages in transactions designed to reduce its exposure to fluctuations in the exchange rate between the euro and such foreign currencies. See Item 5, “Operating and Financial Review and Prospects — Results of Operations — 2004 Compared to 2003” and Item 11, “Quantitative and Qualitative Disclosures about Market Risk”.

     The following table sets forth the Noon Buying Rate for the euro expressed in U.S. dollars per euro.

		At Period
Year:	Average(1)	End

2000	0.9207	0.9388
2001	0.8909	0.8901
2002	0.9495	1.0485
2003	1.1411	1.2597
2004	1.2478	1.3538

Month ending:	High	Low

December 31, 2004	1.3625	1.3224
January 31, 2005	1.3476	1.2954
February 28, 2005	1.3274	1.2773
March 31, 2005	1.3465	1.2877
April 30, 2005	1.3093	1.2819
May 31, 2005	1.2936	1.2349

(1)	The average of the Noon Buying Rates for the relevant period, calculated using the average of the Noon Buying Rates on the last business day of each month during the period.

     The effective Noon Buying Rate on June 24, 2005 was 1.2088.

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

     In 2004, the Group derived 42.0% of its leather- and fabric-upholstered furniture net sales from the United States and the Americas, and 51.1% from Europe. A prolonged economic slowdown in the United States and Europe may have a material adverse effect on the Group’s results of operations.

     The Group operates principally in a niche area of the furniture market

     The Group is a leader in the production of leather-upholstered furniture, with 82.3% of net sales of upholstered furniture in 2004 being derived from the sale of leather-upholstered furniture. Leather-upholstered furniture represents a limited, but growing, portion of the market for upholstered furniture. Consumers have the choice of purchasing upholstered furniture in a wide variety of styles, and consumer preference may change. There can be no assurance that the current market for leather-upholstered furniture will not decrease.

     The furniture market is highly competitive

     The furniture industry is highly competitive and includes a large number of manufacturers. Competition has increased significantly over the past few years as companies manufacturing in countries with lower manufacturing costs have begun to play an important role in the upholstery industry. No single company has a dominant position in the industry. Competition is generally based on product quality, brand name recognition, price and service.

     The Group’s principal competitors are other manufacturers of upholstered furniture. In the United States, the Group competes with a number of relatively large companies, some of which are larger than the Group. Other competitors focused on the promotional or lower-priced segment of the market are located in countries, such as China or countries in Eastern Europe or South America, with lower manufacturing costs. The upholstered furniture market in Europe is highly fragmented.

The Group’s results are subject to exchange rate risks and other risks related to the Group’s international operations

     The Group is subject to currency exchange rate risk in the ordinary course of its business to the extent that its costs are denominated in currencies other than those in which it earns revenues. Exchange rate fluctuations also affect the Group’s operating results because it recognizes revenues and costs in currencies other than euro but publishes its financial statements in euro. The Group’s sales and results may be materially affected by exchange rate fluctuations. For more information, see Item 11, “Quantitative and Qualitative Disclosures about Market Risk.”

     The Group faces other risks relating to its international operations, including changes in governmental regulations, tariffs or taxes and other trade barriers, price, wage and exchange controls, political, social and economic stability, inflation and interest rate fluctuations.

     The price of the Group’s principal raw material is difficult to predict

     Leather is used in approximately 76% of the Group’s upholstered furniture production, and the acquisition of cattle hides represents approximately 35% of total cost of goods sold. The raw hides market’s dynamics are dependent on the consumption of beef, the levels of worldwide slaughtering, worldwide weather conditions and on different sectors’ levels of demand: shoe manufacturers, leather automotive, furniture and clothing. The Group’s ability to increase product prices following increases in raw material costs is limited by market forces, and therefore the Group may not be able to maintain its margins during periods of significant increases in raw material costs.

The Group’s past results and operations have significantly benefited from government incentive programs which may not be available in the future

     Historically, the Group has derived significant benefits from the Italian Government’s investment incentive programs for under-industrialized regions in Southern Italy, including tax benefits, subsidized loans and capital grants. See Item 4, “Information on the Company –Incentive Programs and Tax Benefits.” The Italian Parliament has replaced these incentive programs with a new investment incentive program for all under-industrialized regions in Italy, which is currently being implemented through grants, research and development benefits and tax credits. There can be no assurance that the Group will continue to be eligible for such grants, benefits or tax credits for its current or future investments in Italy.

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

     Control of the Company

     Mr. Pasquale Natuzzi, who founded the Company and is currently Chairman of the Board of Directors and Chief Executive Officer, owns 47.7% of the issued and outstanding Ordinary Shares of the Company (52.8% of the Ordinary Shares if the Ordinary Shares owned by members of Mr. Natuzzi’s immediate family (the “Natuzzi Family”) are aggregated) and controls the Company, including its management and the selection of its Board of Directors. Since December 16, 2003, Mr. Natuzzi has held his entire beneficial ownership of Natuzzi S.p.A. shares (other than 196 ADSs) through INVEST 2003 S.r.l., an Italian holding company (having its registered office at Via Gobetti 8, Taranto, Italy) wholly-owned by Mr. Natuzzi.

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

Investors may face difficulties in protecting their rights as shareholders or holders of ADSs.

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

Item 4. Information on the Company

Introduction

     The Group is primarily engaged in the design, manufacture and marketing of contemporary and traditional leather- and fabric-upholstered furniture, principally sofas, loveseats, armchairs, sectional furniture, motion furniture and sofa beds, and living room accessories. The Group has positioned its products principally in the medium price range and emphasizes value, quality, style, variety and service

     The Group is the world’s leader in the production of leather-upholstered furniture and has a leading share of the market for leather-upholstered furniture in the United States and Europe (as reported by CSIL (“CSIL”), an Italian market research firm, with reference to market information related to the year 2004). In 2000, the Company launched “Italsofa”, a new promotional brand aimed at the lower-priced segment of the upholstery market, while in January 2002, the Company introduced the new logo for the “Natuzzi” brand, which is aimed at identifying the Company’s medium to high end of the market products. The Group currently designs 100% of its products and manufactures, directly or through third parties, approximately 65% of its products in Italy. Production outside of Italy is solely for the Italsofa brand. Within Italy, the Group sells its furniture principally through franchised Divani & Divani by Natuzzi furniture stores. As at April 30, 2005, 138 Divani & Divani by Natuzzi stores were located in Italy. Outside of Italy, the Group sells its furniture principally on a wholesale basis to major retailers and also through 128 “Natuzzi” and “Divani & Divani by Natuzzi” stores. The Group also sells furniture through six Kingdom of Leather stores, which it purchased in 2003.

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

     The Company’s principal executive offices are located at Via Iazzitiello 47, 70029 Santeramo, Italy, which is approximately 25 miles from Bari, in Southern Italy. The Company’s telephone number is: +39 080 8820-111. The Company’s distribution subsidiary in the United States is Natuzzi Americas, Inc. (“Natuzzi Americas”), located at 130 West Commerce Avenue, High Point, North Carolina 27260 (telephone number +1 336 888-0351).

Organizational Structure

     As at April 30, 2005, the Company’s principal operating subsidiaries are:

	Percentage of
Name	ownership	Registered office	Activity
Italsofa Bahia Ltda	97.99	Bahia, Brazil	(1)
Italsofa (Shanghai) Co., Ltd	100.00	Shanghai, China	(1)
SC Italsofa Romania S.r.l.	100.00	Baia Mare, Romania	(1)
Minuano Nordeste S.A.	100.00	Pojuca, Brazil	(1)
Softaly Shanghai, Ltd	100.00	Shanghai, China	(1)
Natco S.p.A.	99.99	Bari, Italy	(2)
I.M.P.E. S.p.A.	90.83	Qualiano, Italy	(3)
Divani Due S.r.l.	100.00	Verona, Italy	(4)
Natuzzi Americas, Inc.	100.00	High Point, NC, U.S.A.	(4)
Natuzzi Ibérica S.A.	100.00	Madrid, Spain	(4)
Natuzzi (Switzerland) AG	97.00	Dietikon, Switzerland	(4)
Natuzzi Nordic ApS	100.00	Copenhagen, Denmark	(4)
Natuzzi Benelux NV	100.00	Geel, Belgium	(4)
Natuzzi Germany GmbH	100.00	Düsseldorf, Germany	(4)
Kingdom of Leather Limited	100.00	London, U.K.	(4)
La Galleria, Ltd	100.00	London, U.K.	(4)
Nacon S.p.A.	100.00	Bari, Italy	(5)
Italholding S.r.l.	100.00	Bari, Italy	(5)
Natuzzi Netherlands Holding B.V.	100.00	Amsterdam, Holland	(5)
Natuzzi United Kingdom, Limited	100.00	London, U.K.	(5)
Natuzzi Trade Service S.r.l	100.00	Bari, Italy	(6)
Kingdom of Leather Trustees Limited	100.00	London, U.K.	(7)
Natuzzi Asia, Ltd	100.00	Hong Kong, China	(7)

(1)	Manufacture and distribution

(2)	Intragroup leather dyeing and finishing

(3)	Production and distribution of polyurethane foam

(4)	Distribution

(5)	Investment holding

(6)	Transportation Services

(7)	Non-operative

     See Note 1 to the Consolidated Financial Statements for further information on the Company’s subsidiaries.

Strategy

     The Group’s primary objective is to expand and strengthen its presence in the global upholstered furniture market in terms of sales and production, while at the same time increasing the Group’s profit. To achieve these objectives, the Group’s principle strategic objectives include:

     Geographical expansion. The Group first targeted the United States market in 1983 and subsequently began diversifying its geographic markets, particularly in the highly fragmented European markets (outside of Italy). According to the most recent data available referring to year 2004 (source CSIL, an Italian market research firm), the Group is the leader in the leather-

upholstered furniture segment in the United States, with a 9.6% market share, and in Europe, with 8.5%. The Group continues to focus on sales and to expand its retail presence outside of its core markets.

     Product diversification. The Group has taken a number of steps to broaden its product lines, including the development of new models, such as motion furniture, and the introduction of new materials and colors, including select fabrics and microfibers. See “—Manufacturing—Raw Materials” The Group also strives to expand and add value to its product offerings through its “Decorator” concept, which provides customers with “total look room package solutions.” See “— Products and Design—Products.” The Group believes that this approach will also strengthen its relationships with the world’s leading distribution chains, which are interested in offering branded propositions. The Group has invested in Natuzzi Syle Centers in Sateramo and Milan to serve as a creative hub for the Group’s design activities.

     Expansion in all price segments. The Group is expanding in all price segments of the leather and non-leather upholstered furniture market. The Italsofa lower-priced brand, launched in October 2000, competes in the lower end of the upholstered furniture market and represented about 35% of total seats sold by the Group in 2004. Faced with increased competition in this price range, the Group has increased its production capacity and efficiency by investing in production facilities in Brazil, China and Romania, while continuing to emphasize the style and quality associated with the Natuzzi brand. The “Pasquale Natuzzi Collection” competes in the higher end of the upholstered furniture market and offers customers products that are of the highest quality and distinctive in terms of design, materials and project development.

     Retail program and brand development. The Group has made significant investments to improve its existing distribution network and strengthen its brand, primarily through the establishment of new distribution subsidiaries and the increase of the number of Natuzzi stores and Natuzzi Galleries worldwide. As of April 30, 2005, there were 272 Natuzzi stores worldwide, including Divani and Divani by Natuzzi stores, Kingdom of Leather stores, and one La Galleria store. The Natuzzi Galleries program was launched in 2002 and the number of galleries worldwide reached 541 as at April 30, 2005. By using the same creative concepts and internal decorations in Natuzzi stores and Natuzzi Galleries, the Group has created a coherent identity for the Natuzzi brand. The Group plans to open additional stores and Natuzzi Galleries in strategic geographical locations and is committed to making the marketing investments necessary to increase brand recognition in these markets.

     Improving efficiency and reducing operating costs. Due to persisting unfavorable currency conditions, pricing pressure in the U.S. and general economic conditions that have negatively affected order flows for our Natuzzi-branded products, and in consideration of the ongoing efforts of the Group to become more efficient and competitive, on May 18, 2005, the Board approved a restructuring plan. The restructuring plan includes a temporary work force reduction (“cassa integrazione”) of 1,320 positions, by the end of 2005, in all departments across the Group, with a focus on reducing manufacturing costs in Italy, increasing overall efficiencies and improving productivity.

Manufacturing

     As at April 30, 2005, the Group manufactured its products in 12 production facilities located in Italy. Nine of the facilities are engaged in the cutting, sewing and assembling of semi-finished and finished products and employ 2,941 workers, 34.0% of which are not directly involved in production. Ten of these assembly facilities are located in or within a 25 mile radius of Santeramo, where the Company has its headquarters.

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

     Two of the Group’s production facilities are involved in the processing of leather hides to be used as upholstery. One of the facilities is a leather dyeing and finishing plant located near Udine that employed 306 workers as at April 30, 2005. The Udine facility receives both raw and tanned cattle hides, sends raw cattle hides to subcontractors for tanning, and then dyes and finishes the hides. The other facility, located near Vicenza, is a warehouse that receives semi-finished hides and sends them to various subcontractors (who operate under the supervision of Natuzzi technicians) for processing, drying and finishing, and then arranges for the finished leather to be shipped to the Group’s assembly facilities. The Vicenza operation employed 28 workers as at April 30, 2005. Hides are tanned, dyed and finished on the basis of orders given by the Group’s central office in accordance with the Group’s “on demand” planning system, as well as on the basis of estimates of future requirements. The movement of hides through the various stages of processing is monitored through the management information system. See “— ‘Supply-Chain Management’”.

     The Group produces, directly and by subcontracting, 10 grades of leather in approximately 40 finishes and 274 colors. The hides, after being tanned, are split and shaved to obtain uniform thickness and separated into “top grain” and “split” (top grain leather is used, in varying quantities, in the manufacture of all Natuzzi-branded leather products, while split leather is used in addition to top grain leather in some of the Group’s lower priced products). The hides are then colored with dyes and treated with fat liquors to soften and smooth the leather, after which they are dried. Finally, the semi-processed hides are treated to improve the appearance and strength of the leather and to provide the desired finish. The Group also purchases finished hides from third parties.

     One of the Group’s production facilities, which is located near Naples and, as at April 30, 2005, employed 61 workers, is engaged in the production of flexible polyurethane foam and, because the facility’s production capacity is in excess of the Group’s needs, also usually sells foam to third parties. The foam produced at the Naples facility pursuant to a patented process results in a high-quality material without using any auxiliary blowing agent and is sold under the “Eco-FlexTM” trade name. A material specially designed for mattresses is also produced and sold under the “GreenflexTM” trade name.

     The Group owns the land and buildings for its principal assembly facilities located in Santeramo, Matera and Altamura, its leather dyeing and finishing facility located near Udine, its foam-production facility located near Naples and its facilities located in Ginosa, Laterza, Brazil, Romania and the new plant in China (for the use of which the land is franchised by the Government for 50 years), while the land and buildings of the remaining production facilities are leased from lessors, with several of whom the Group enjoys long-term relationships. Although the lease terms are of varying lengths, Italian law provides that any such lease must have a minimum term of six years. This minimum term, however, is enforceable only by the lessee. The lease agreements provide for rents that generally increase each year in line with inflation. Management believes that the prospects are good for renewing the agreements on acceptable terms when they expire. The Group owns substantially all the equipment used in its facilities.

     In 2000, the Group announced the launch of a new, lower-priced upholstered furniture collection, known as Italsofa. The Group currently manufactures the Italsofa Collection outside Italy at plants located in Brazil, China and Romania; if orders exceed production capacity at these other plants, Italsofa products are also manufactured in the Company’s Italian plants.

     Historically, the Group has entrusted some of its production work relating to the assembly of finished products from raw materials and finished parts to subcontractors located within a 20-mile radius of Santeramo (about 20% of Natuzzi’s production as at December 31, 2004). The Group’s contracts with these subcontractors provide that the Group will supply to each subcontractor product designs, finished leather, pre-cut cushions, wooden frames and other assembly materials. The subcontractors are required to assemble these materials into finished products under the supervision of the Group’s technicians, who are responsible for quality control. The furniture is assembled at a fixed cost per unit that is set to increase annually in line with inflation. These contracts have an indefinite term, subject to termination by either party with prior notice (generally two months). The Group recently sent a notice of termination to all of these subcontractors. The Group’s decision to terminate these contracts is a result of the reduction in orders for Natuzzi-branded products. All such contracts are expected to be terminated by the end of September 2005.

     Raw Materials. The principal raw materials used in the manufacture of the Group’s products are cattle hides, polyurethane foam, polyester fiber, wood and wood products.

     The Group purchases hides from slaughterhouses and tanneries located mainly in Italy, Brazil, Colombia, Australia, Germany, Uruguay, Scandinavian countries, the United States, and Eastern Europe. The hides purchased by the Group are divided into several categories, with hides in the lowest categories being purchased mainly in Brazil, Colombia, and Ukraine; those in the middle categories being purchased mainly in Australia, Uruguay, Italy and the United States and those in the highest categories being purchased in Germany and Scandinavian countries. A significant number of hides in the lowest categories are purchased at the “wet blue” stage — i.e., after tanning — while some hides purchased in the middle and highest categories are unprocessed. The Group has implemented a leather purchasing policy according to which a percentage of leather is purchased at a finished or semi-finished stage. Therefore, the Group has had a smaller inventory of “split leather” to sell to third parties. Approximately 80% of the Group’s hides are purchased from 20 suppliers, with whom the Group enjoys long-term and stable relationships. Hides are generally purchased from the suppliers pursuant to orders given every one/two months specifying the number of hides, the purchase price and the delivery date.

     Hides purchased from Europe are delivered directly by the suppliers to the Group’s leather facilities near Udine and Vicenza, while those purchased overseas are inspected overseas by technicians of the Group, delivered to an Italian port and then sent by the Group to the Udine facility and subcontractors. Management believes that the Group is able to purchase leather hides from its suppliers at reasonable prices as a result of the volume of its orders, and that alternative sources of supply of hides in any category could be found quickly at an acceptable cost if the supply of hides in such category from one or several of the Group’s current suppliers ceased to be available or was no longer available on acceptable terms. The supply of raw cattle hides is principally dependent upon the consumption of beef, rather than on the demand for leather.

     During 2004, notwithstanding the unstable market for cattle hides, the price paid by the Group decreased slightly due to the Group’s purchasing policy, which is focused on finding quality hides in easily-accessible markets and aimed at establishing strong relationships with suppliers. The factors influencing availability and prices of leather in recent periods were, besides the uncertain worldwide economic trend, a reduction in red meat consumption and the exchange rate of the currencies in the markets where we operate. The Group believes that these same conditions will continue to influence price of cattle hides in 2005. During 2004 and the first quarter of 2005, worldwide levels of red meat consumption have been mostly flat (source: United States Department of Agriculture).

     The Group also purchases fibers and microfibers for use in coverings. Both kinds of coverings are divided into several price categories: most fabrics are in the highest price categories, while the most inexpensive of the microfibers are in the lowest price categories. Fabrics are purchased exclusively in Italy from six suppliers who provide the product at the finished stage. Microfibers are purchased in Italy, South Korea, Taiwan and Japan from four suppliers who provide them at the finished stage. Microfibers purchased from the Group’s Italian supplier are in some cases imported by the supplier at the greige or semi-finished stage and then finished (dyed and bonded) in Italy. The microfibers purchased from the Group’s Japanese supplier are the only microfibers the Group purchases in the highest price category. Fabrics and microfibers are generally purchased from the suppliers pursuant to orders given every week specifying the quantity (in linear meters) and the delivery date. The price is determined before the fiber or microfiber is introduced into the collection.

     Fabrics and microfibers purchased by the Italian suppliers are delivered directly by the suppliers to the Group’s facility in Matera, while those purchased overseas are delivered to an Italian port and then sent to the Matera facility. Only fabrics and microfibers purchased in Taiwan and South Korea are delivered directly by the suppliers to Chinese and Brazilian ports and then sent to the Shanghai, Salvador de Bahia and Pojuca facilities. The Group is able to purchase such products at reasonable prices as a result of the volume of its orders. The Group continuously searches for alternative supply sources in order to obtain always the best product at the best price.

     Price performance of fabrics is quite different from that of microfibers. Because fabrics are purchased exclusively in Italy and are composed of natural fibers, their prices are influenced by the cost of labor and the quality of the product. During 2004, fabric prices went unchanged, due to long-term relationships with suppliers and the large volumes purchased by the Group, despite the increases in the cost of raw materials and oil. Microfiber prices have decreased due to the introduction of new suppliers and the renegotiation of prices with current suppliers. The price of microfibers is mainly influenced by the international availability of high-quality products and raw materials at low costs especially from Asian markets.

     The Group obtains the chemicals required for the production of polyurethane foam from major chemical companies located in Europe (including Germany, Italy and the United Kingdom) and the polyester fiber filling for its polyester fiber-filled cushions from several suppliers, located mainly in Korea, China and Taiwan. The chemical components of polyurethane foam are petroleum-based commodities, and the prices for such components are therefore subject to, among other things, fluctuations in the price of crude oil. The Group obtains wood and wood products for its wooden frames from suppliers in Italy and Eastern Europe and through its plants located in Romania, the Group began directly engaging in the cutting and transformation of wood from Romanian forests.

     With regard to the Group’s collection of home furnishing accessories (tables, lamps, carpets, home accessories in different materials), most of the suppliers are located in Italy and other European countries, while some hand-made products (such as carpets) are made in India.

     “Supply-chain Management”

     Organization. In order to speed up the processing of information and material, the Group has set up a new organization. Starting in June 2004, all functions of the supply chain have been aggregated in the HQ Logistics Department according to modern models of Supply Chain Organizations. This type of organization assures that information and material flows are organized, synchronized and efficient, and consequently improves customer service as well.

     Planning (order management, production, procurement). The Group schedules its manufacture and procurement of raw materials and components “on demand”. This system allows the Group to manage a high number of product combinations (in terms of number of models, versions and covering codes) that are offered to customers around the world while maintaining a high level of customer service and low inventory. “On demand” planning reduces the risk of obsolescence even if the products have short lifetimes. The Group’s material flow policies, which are defined by the Group’s Logistics Director, have reduced all lead times (except those due to orderbooking backlog, a process that is not managed by the Group’s Logistics Department) to five weeks (average of all orders). Special programs with three-week lead times are provided for a limited number of customers and limited collections and product combinations. The lead times can be longer than described above when an unusually high level of orders are made. The time required for the delivery to the customer varies depending on where the customer is located (transport lead times vary widely depending on the distance between the final destination and the production units).

     All planning activities (finished goods load optimization, customer order acknowledgement, production and suppliers’ planning) are synchronized in order to guarantee that during the production process, the correct materials are located in the right place at the right time, thereby achieving a maximum level of service as well as minimum handling and transportation costs. This system is used for all products and markets in which the Group sells its goods. For example, in the case of furniture being purchased by a U.S. customer, as soon as an order is sent to the Group’s sales office in the United States (High Point, North Carolina), the data is entered directly into the Group’s central computer system, thus saving administrative lead time and allowing the Group to operate more efficiently.

     In order to incur the lowest costs and achieve the best product quality, the Group attains the optimum load level for shipping through the use of “tailor made” software. Since the prices quoted to customers are based on shipments of full containers, if a customer’s order does not represent optimal use of container space, revisions to the customer’s order will be suggested. Upon finalization of the customer’s order, the computer system generates an order proposal that is reviewed to determine feasibility in terms of the types of products, quantity and timing. In order to improve and adapt the above mentioned software to Natuzzi needs, a new research project has been launched in cooperation with the University of Bari and University of Copenhagen. The expected result is a reduction in transportation costs in the medium- to long-term horizon.

     This planning process allows for the optimum use of the available technology, capacity and human resources, while minimizing costs and achieving high quality. Once production is scheduled, the Group’s “Material Requirement Planning Information System” produces a proposed list of raw materials and components to be ordered. This list is analyzed, reviewed and combined with the Group’s global procurement scheduling. All purchases from suppliers are then planned. Procurement lead times are relatively short; leather is generally available within three weeks of ordering and certain components are supplied by a “ready from stock” service. The Group strives to achieve optimum levels of inventories while keeping service levels high by using state-of-the-art software (also for demand planning forecast).

     Transportation. The Group delivers goods to customers by common carriers. Those goods destined for the Americas and other markets outside Europe are transported by sea in 40’ high cube containers, while those produced for the European market are generally delivered by truck and, in some cases, by railway. In 2004, the Group shipped 15,863 containers (40’hc) to overseas countries and approximately 7,224 full load mega-trailer trucks to European destinations. In order to guarantee the best price and quality of transportation services, the Group deals directly with shipping companies and logistic operators without resorting to the use of intermediaries.

     The Group relies principally on several shipping and trucking companies operating under “time-volume” service contracts to deliver its products to customers and to transport raw materials to the Group’s plants and processed materials from one plant to another. In general, the Group prices its products to cover its door-to-door shipping costs, including all customs duties and insurance premiums. Some of the Group’s overseas suppliers are responsible for delivering raw materials to the port of departure, therefore transportation costs for these materials are generally under the Group’s control.

     Since September 2003 the Group has operated an on-line Transportation Portal to enable transportation suppliers to provide the Group and its sales force, as well as some customers with all relevant information (order status report), including rail station/port arrival, re-shipment and final delivery, about their assigned shipments.

Products and Design

     Products.

     The Group manufactures a wide range of leather- and fabric-upholstered furniture products, which are produced in three different styles reflecting the different feelings and lifestyles of our customers: Casual, Urban and Vintage. The “Casual” style conveys the importance of comfort, freedom and informal living. The “Urban” style is directed at the cosmopolitan customer, reflecting culture and sophistication and an appreciation for large spaces full of refined and voluminous objects. The “Vintage” style is a classic style revisited and reinterpreted according to Natuzzi’s fresh and untraditional style.

     The Pasquale Natuzzi Collection spans the three styles described above and is characterized by an extremely elegant design and premium materials.

     Our product range falls within five broad categories: stationary furniture (sofas, loveseats and armchairs), sectional furniture, motion furniture, sofa beds and occasional chairs (including recliners and body massage chairs launched in 2001). The Group offers its products in 417 different models, 10 leather grades, 31 leather finishes and 231 colors; 7 fabric grades, 13 fabric finishes and 92 colors; 4 microfiber grades, 4 microfiber finishes and 63 colors. Each of the Group’s models is generally offered in various forms (e.g., sofa, loveseat, armchair, ottoman, sectional components, motion mechanism and body massage chairs). Each model is offered at prices that vary depending principally on the quality and finish of the leather (including whether it is top grain only leather or top grain with split) and the quality of the cushions (including whether they are foam, polyester fiber or feather).

     The Group’s successful Italsofa Collection, launched in October 2000, provides a collection of lower-priced furniture identified by a distinctive brand associated with Italian quality and style. The collection contains 90 sofa models, which are available in leather (76 colors, 4 grades and 14 finishes) and in microfibers (21 colors, a single grade and 2 finishes).

     The Group also offers a design concept, the “Decorator,” to provide customers with “total look living room package solutions”: armchairs and sofas (in different styles and coverings) are coordinated with matching coffee tables, lamps and rugs, in order to develop innovative alternatives to more traditional living room decoration schemes. The Group believes that this service simplifies the work of the retailer, who otherwise would be required to source individual furniture pieces from different suppliers and employ dedicated interior decorators in order to offer similarly comprehensive decor solutions to consumers.

     Design.

     The marketing strategy of the Group is based on the ability to create and offer new models and products on a regular basis. When creating new models, the Group’s designers are dedicated to studying market trends and outlining innovative designs, while carefully considering price points revealed in market analyses conducted by the Group. Occasionally the Group’s designers design new models on the basis of requests from larger customers.

Markets

     The Group markets its products internationally as well as in Italy. Outside Italy, the Group sells its leather furniture principally on a wholesale basis to major retailers and furniture stores. Since 1990, the Group has sold its leather-upholstered products in Italy and abroad through franchised Divani & Divani by Natuzzi and Natuzzi furniture stores.

     In 2004 the Group derived 42.0% of its leather- and fabric-upholstered furniture net sales from the United States and the Americas, 51.1% from Europe and 6.9% from the rest of the world (mainly Australia and Japan). See “— Strategy.”

     The following tables show the leather- and fabric-upholstered furniture net sales and unit sales (in seats) of the Group broken down by geographic market for each of the years indicated:

	Leather- and Fabric-Upholstered Furniture Net Sales
	2004		2003		2002		2001		2000
	(millions of euro)
U.S. and the Americas (1)	279.4	42.0%	320.1	47.5%	366.4	49.9%	356.4	49.9%	318.8	50.6%
Europe	340.1	51.1%	313.5	46.5%	326.5	44.4%	317.9	44.5%	272.3	43.3%
Rest of the World	46.0	6.9%	40.4	6.0%	41.8	5.7%	39.7	5.6%	38.2	6.1%

Total	€665.5	100.0%	€674.0	100.0%	€734.7	100.0%	€714.0	100.0%	€629.3	100.0%

	Leather- and Fabric-Upholstered Furniture Net Sales (in seats)(2)
	2004		2003		2002		2001		2000
U.S. and the Americas (1)	1,564,901	51.0%	1,699,160	55.6%	1,572,879	52.0%	1,376,818	47.9%	1,229,159	47.7%
Europe	1,319,740	43.0%	1,181,566	38.6%	1,278,296	42.2%	1,323	46.0%	1,188,989	46.1%
Rest of the World	186,330	6.0%	178,109	5.8%	176,483	5.8%	175,704	6.1%	159,175	6.2%

Total	3,070,971	100.0%	3,058,835	100.0%	3,027,658	100.0%	1,553,845	100.0%	2,577,323	100.0%

(1)	Outside the United States, the Group also sells its products to customers in Canada and Central and South America (collectively, the “Americas”).

(2)	Includes seats produced at Group-owned facilities and by subcontractors. Seats are a unit measurement. A sofa consists of three seats; an armchair of one.

     United States and the Americas. In 2004, net sales of leather- and fabric-upholstered furniture in the United States and the Americas decreased 12.7% to €279.4 million, compared to €320.1 million in 2003, and the number of seats sold decreased 7.9% to 1,564,901, compared to 1,699,160 in 2003. The negative performance is mainly attributable to persistent pricing pressure from low-cost U.S.-based producers and to the appreciation of the euro against the dollar, affecting our products’ competitiveness.

     The Group’s sales in the United States and the Americas are handled by Natuzzi Americas, the Group’s distribution subsidiary for North and Latin America, which maintains offices in High Point, North Carolina, the heart of the most important furniture manufacturing and distributing region in the United States. The staff at High Point provides customer service, marketing and logistics, handles finance and collections, and generally acts as the customers’ contact for the Group. As at April 30, 2004, the High Point operation had 72 employees.

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

     The Group also sells its products through Natuzzi Stores and Natuzzi Galleries. As of April 30, 2005, in the United States there were two Natuzzi Stores, one of which is owned by the Group and located in New York, NY, and 212 Natuzzi Galleries.

     Europe. In 2004, notwithstanding difficult economic conditions throughout Europe, net sales of leather- and fabric-upholstered furniture in Europe (excluding Italy) increased 10.3% to

€267.1 million, compared to €242.2 million in 2003, as a result of the Group’s retail and marketing program and the strong performance of Italsofa.

     Furniture retailers are generally smaller in Europe than in the United States. In Europe (outside Italy), the Group generally deals with buying groups and chains representing 50 to 100 retailers, as well as with independent retailers. While the buying groups place the orders, thereby obtaining the benefits of volume-driven commercial conditions, the Group delivers the products directly to the particular members of the buying groups on whose behalf the orders are placed. In some cases, the Group invoices the buying group. In others, the Group invoices the individual member to whom the products are delivered.

     As in the United States, the Group advertises its products in Europe (outside Italy) to consumers and to retailers directly and through the use of various marketing tools. The Group also promotes its products in Europe through six subsidiaries in Benelux, Scandinavia, Germany, United Kingdom, Switzerland and Spain, as well as through a network of sales agents. The Group also participates in furniture fairs in the most important markets. As at December 31, 2004, the Group had 26 sales agents and sub-agents in Europe. These sales agents are paid on a commission basis.

     Outside Italy, the Company uses franchised or directly owned stores to penetrate markets and implement brand strategies. As of April 30, 2005, 52 franchised single-brand stores were operating in southwest Europe (outside Italy): 30 under the Divani & Divani by Natuzzi name (15 in Greece, 15 in Portugal) and 22 under the Natuzzi name (16 in France, 2 in Malta, 2 in Cyprus and one in each of the United Kingdom and Iceland). As of April 30, 2005, there were 46 directly owned stores in southwest Europe (outside Italy): 9 in Switzerland, 25 in Spain and 12 in United Kingdom (six under the Kingdom of Leather name, five under the Natuzzi name, and one under the La Galleria name). In the United Kingdom, the Group also operated a concession (store-in-store) inside Selfridges Department Store – London.

     In October 2001, the Group acquired Divania Madrid S.A. (renamed Natuzzi Iberica S.A.), the exclusive dealer for the Madrid area, in order to qualify and support the development of the Natuzzi chain in Spain. As of April 30, 2005, the Group owned 25 stores in Spain. In December 2001, the Group acquired 60% of Sofaworld AG, the exclusive dealer for German-speaking Switzerland. As of December 31, 2003, the Group increased its ownership of Sofaworld AG to 97%, and has renamed it Natuzzi (Switzerland) AG. As of April 30, 2005, the Group owned 9 Natuzzi Stores in Switzerland.

     In May 2003, the Group acquired Kingdom of Leather, a leading UK upholstered furniture chain with a network of 14 stores, mainly locate in England. Since November 2004, the Group has renamed five Kingdom of Leather stores and begun operating them under the Natuzzi name. As of April 30, 2005, there were 13 stores in the United Kingdom.

     Italy. In 2004, sales of leather- and fabric-upholstered furniture in Italy increased 2.4% to €73.0 million, compared to €71.3 million in 2003.

     Since 1990, the Group has sold its upholstered products within Italy principally through franchised Divani & Divani furniture stores (now Divani & Divani by Natuzzi). As of April 30, 2005, 138 Divani & Divani by Natuzzi stores were located in Italy. In November 2004, the Company acquired 100% of Divani Due S.r.l., based in Verona, which has a network of five stores, located in northern Italy.

     Asia-Pacific. Overall sales in Asia-Pacific increased 17.1% to €37.1 million in 2004, compared to €31.7 million in 2003, as a result of the implementation of the Natuzzi Gallery concept in Australia, an increase in sales at the stores opened during 2003, and the increase in the Italsofa business. In 2004, as compared to 2003, sales in the Group’s main Asia-Pacific markets, Australia and Japan, increased by 26.4% and decreased 1.7%, respectively. The increase in Australia was mainly due to the opening of new galleries and stores. At February 2004, the Group opened 17 Natuzzi Galleries in David Jones department stores located in Australia, bringing the David Jones Natuzzi Galleries to a total of 29. As of April 30, 2005, 20 franchised single-brand stores were operating in Asia Pacific (9 in Australia, 10 in China and one in New Zealand).

     The Group manages its Asia-Pacific sales through four agencies located in Australia, Japan, Korea and New Zealand.

     Customer Credit Management.

     The Group maintains an active credit management program. The Group evaluates the creditworthiness of its customers on a case-by-case basis according to each customer’s credit history and information available to the Group. Throughout the world, the Group utilizes “open terms” in 80% of its sales and obtains credit insurance for almost 95% of this amount; 20% of the Group’s remaining sales are commonly made to customers on a “cash against documents” and “cash on delivery” basis; and lastly 2% of the Group’s sales are supported by a “letter of credit” or “payment in advance”.

     Advertising.

     The Group uses the Natuzzi brand for its medium- to higher-priced product line.

     In January 2002, during the Cologne Furniture Fair, the Group launched the new Natuzzi “visual identity”, through which the brand name has taken on a new aesthetic and strategic meaning.

     The Natuzzi Communication System was developed to regulate all methods used in each market to advertise the brand name and operates transversally on different levels: the “brand-building level” establishes the brand’s philosophy, while the “traffic-building level” aims to attract consumers to points of sale using various kinds of initiatives, such as presentations of new collections, new store openings and promotional activities.

     Advertising in the galleries is carried out with the help of the “Retail Advertising Kit”, a collection of templates that enable advertising the Natuzzi brand in conjunction with the retailer’s brand.

Incentive Programs and Tax Benefits

     Historically, the Group derived benefits from the Italian Government’s investment incentive program for under-industrialized regions in Southern Italy (the “Mezzogiorno Program”), which includes the area that serves as the center of the Group’s operations. The Mezzogiorno Program provided tax benefits, capital grants and subsidized loans. In particular, a substantial portion of the Group’s earnings before taxes and minority interest from 1994 to 2003 was derived from companies entitled to some extent to such tax exemptions. All tax exemptions expired between 1996 and 2003. The last tax exemption was related to the subsidiary “Style & Comfort S.r.l.” and expired on December 27, 2003.

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

     The government resolutions adopted thus far to implement the new investment incentive program state that companies making investments in the construction, enlargement, restructuring, conversion, reactivation or relocation of industrial plants may receive a grant based on the total cost of the project. The grant (calculated in terms of the Equivalente Sovvenzione Netto formula) will be approximately 40% of the investment cost for the Mezzogiorno areas in which Natuzzi currently operates. The program also provides for research and development benefits which may not exceed 60% of the investment cost (calculated in terms of the Equivalente Sovvenzione Lordo formula).

     In December 1996, the Company and the “Contract Planning Service” of the Italian Ministry of Industrial Activities signed a “Program Agreement” with respect to the “Natuzzi 2000 Project”. In connection with this project, the Group planned a multi-faceted program of industrial investments for the production of upholstered furniture in Italy, which were projected to be approximately €232.2 million. These projected investments were subsequently revised to approximately €69.8 million as a result of significant changes in the competitive nature of the upholstered furniture market in Italy that caused the Group to revise its production strategies. The Group presented a revised version of the “Program Agreement” to the Ministry of Industrial Activities and the Cipe (Comitato Interministeriale per la Programmazione Economica) approved €35.0 million in capital grants (as published on April 13, 2005, in the Italian Official Gazette (Gazzetta Ufficiale della Repubblica Italiana), n° 85). Receipt of these grants is contingent upon, among other things, the Group constructing facilities in accordance with certain specifications and maintaining a minimum number of employees. In 1997, the Group received capital grants of €24.2 million under the Natuzzi 2000 Project, which are secured by surety bonds issued by San Paolo Banco di Napoli, an Italian bank, in the amount of €26.0 million. All the planned industrial investments have been completed, and San Paolo Banco di Napoli has certified the relevant technical and accounting documentation of the expenses incurred and has sent the final report to the Italian Ministry of Industrial Activities. A committee has been appointed by the Ministry of Industrial Activities to prepare the final technical report for the disbursement of the remaining capital grants of approximately €10.8 million.

     On April 27, 2004, the Technical-Scientific Committee of the Italian Education, University and Research Ministry approved a four-year research project presented by the Company in February 2002 related to improvement and development in leather manufacturing and processing. The Committee has approved a maximum capital grant of €2.4 million and a 10-year subsidized loan for a maximum amount of €3.7 million at a subsidized interest rate of 0.5% to be used in connection with industrial research expenses and prototype developments (as published on August 20, 2004, in the Italian Official Gazette (Gazzetta Ufficiale della Repubblica Italiana, n° 195). Industrial research and prototype developments are already underway thanks to the collaborative efforts of specialized in-house personnel and university researchers.

     Three companies of the Group, Natuzzi S.p.A., NATCO S.p.A and IMPE S.p.A., developed and presented a project for innovation and computerization in sofa manufacturing to the Italian Industrial Ministry under the Technological Innovation Incentive Program, as provided for by the Italian law 46/82. The Italian Industrial Ministry appointed a committee that, in May 2004, carried out a final evaluation to determine the admissibility of the project to the Technological Innovation Funds. This committee has verified that the expenses incurred, equal to €7.7 million, are consistent with the program’s criteria and has approved a subsidized credit of €2.7 million. The Group has already received €2.2 million.

     Certain foreign subsidiaries, including Italsofa (Shanghai) Co. Ltd, Italsofa Bahia Ltda, Minuano Nordeste S.A. and SC Italsofa Romania S.r.l. enjoy significant tax benefits, such as corporate income tax exemptions or reductions of the corporate income tax rates effectively applicable.

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

Trademarks and Patents

     The Group’s products are sold under the “Natuzzi” and “Italsofa” names. These names and certain other trademarks, such as Divani & Divani by Natuzzi, have been registered as such in Italy, in the European Union, in the United States and elsewhere. In order to protect its investments in new product development, the Group has also undertaken a practice of registering certain new designs in most of the countries in which such designs are sold. The Group currently has more than 1,000 design patents and patents pending. Applications are made with respect to new product introductions which the Group believes will enjoy commercial success and have a high likelihood of being copied.

Regulation

     The Company is incorporated under the laws of the Republic of Italy. The principal laws and regulations that apply to the operations of the Company — those of Italy and the European Union — are different from those of the United States. Such non-United States laws and regulations may be subject to varying interpretations or may be changed, and new laws and regulations may be adopted, from time to time. While management believes that the Group is currently in compliance in all material respects with such laws and regulations (including Italian Legislative Decree no. 6 of 2003 and rules with respect to environmental matters), there can be no assurance that any subsequent official interpretation of such laws or regulations by the relevant governmental authorities that differs from that of the Company, or any such change or adoption, would not have an adverse effect on the results of operations of the Group or the rights of holders of the Ordinary Shares or the owners of the Company’s ADSs. See “— Environmental Regulatory Compliance”, Item 10, “Additional Information — Exchange Controls” and Item 10, “Additional Information — Taxation”.

Environmental Regulatory Compliance

     The Group operates a leather dyeing and finishing facility near Udine and a polyurethane foam production plant near Naples. The operation of each of these facilities is subject to both Italian law and European Union regulations. The Group believes that it has operated and continues to operate these and other facilities in compliance with all applicable laws and regulations.

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

Description of Properties

     The location, approximate size and function of the principal physical properties used by the Group as at April 30, 2005 are set forth below:

	Size
	(approximate
Location	square meters)	Function

Santeramo in Colle (BA) – Italy	29,000	Headquarters, prototyping, manufacturing of wooden frames, leather cutting, sewing and product assembly, showroom (Owned)
Matera – Italy	38,000	Fabric cutting, sewing and product assembly (Owned)
Santeramo in Colle (BA) – Italy	27,500	Leather cutting, sewing and product assembly (Owned)
Pozzuolo del Friuli (UD) – Italy	20,000	Leather dyeing and finishing (Owned)
Matera – Italy	12,500	Leather cutting, sewing and product assembly (Owned)
Qualiano (NA) – Italy	12,000	Polyurethane foam production (Owned)
Altamura (BA) – Italy	8,500	Product assembly (Owned)
Altamura (BA) – Italy	7,000	Leather cutting, sewing and product assembly (Owned)
Montebello (VI) – Italy	5,500	Leather warehouse (Leased)
Altamura (BA) – Italy	5,800	Leather cutting, sewing and product assembly (Owned)
Altamura (BA) – Italy	2,500	Leather cutting, sewing and product assembly (Owned)
Ginosa (TA) – Italy	14,500	Leather cutting, sewing and product assembly (Owned)
Laterza (TA) – Italy	10,000	Leather cutting, sewing and product assembly (Owned)
Laterza (TA) – Italy	10,000	Leather cutting, leather warehouse (Owned)
Laterza (TA) – Italy	20,000	Finished products warehouse (Owned)
Matera – Italy	3,500	Complements warehouse (Leased)
Santeramo in Colle (BA) – Italy	1,000	Complements warehouse (Leased)
Bovisio Masciago (MI) – Italy	1,000	Prototyping (Leased)
Altamura (BA) – Italy	3,500	Complements warehouse (Owned)
High Point — North Carolina — U.S.A.	10,000	Office and showroom for Natuzzi Americas (Owned)
Baia Mare – Romania	70,200	Leather cutting, sewing and product assembly, manufacturing of wooden frames, polyurethane foam shaping, fiberfill and down cushion production, saw mills, other wooden product (Owned)
Shanghai – China	42,000	Leather cutting, sewing and product assembly, manufacturing of wooden frames, polyurethane foam shaping, fiberfill and down cushion production (Owned)
Shanghai – China	14,000	Leather cutting, sewing and product assembly, manufacturing of wooden frames, polyurethane foam shaping, fiberfill and down cushion production (Leased)
Salvador de Bahia (Bahia) – Brazil	26,000	Leather cutting, sewing and product assembly, manufacturing of wooden frames, polyurethane foam shaping, fiberfill and down cushion production (Owned)
Pojuca (Bahia) – Brazil	29,000	Leather cutting, sewing and product assembly, manufacturing of wooden frames, polyurethane foam shaping, fiberfill and down cushion production (Owned)

     The Group believes that its production facilities are suitable for its production needs and are well maintained. The Group’s production facilities are operated utilizing close to 100% of their production capacity. Operations at all of the Group’s production facilities are normally conducted Monday through Friday with two eight-hour shifts per day. In 2004, the Group continued to utilize subcontractors to meet demand.

Capital Expenditures

     The following table sets forth the Group’s capital expenditures for each year in the three-year period ended December 31, 2004:

	Year ending December 31,
	(millions of Euro)
	2004	2003	2002
Land and plants	9.5	11.3	28.6
Equipment	17.7	12.8	18.1
Other	27.2	23.2	24.3

Total	54.4	47.3	71.0

     Capital expenditures during the last three years were primarily made in the areas of construction, as well as improvements to property, plant and equipment. In 2004, capital expenditures were primarily made to build new factories in Shanghai (China) and Pojuca-Bahia (Brazil) as well as to make improvements at existing facilities in order to increase productivity and production capacity, which included the purchase of equipment. The Group expects that capital expenditures in 2005, to be financed with cash from operations or through locally-subsidized loans, will be approximately €40.0 million, and will be used for the construction of a new tannery in Pojuca, Brazil (approximately €20.0 million), and improvements of existing plants (approximately €5.0 million), and the remainder on the opening of the new Natuzzi stores and galleries.

Item 5. Operating and Financial Review and Prospects

     The following discussion of the Group’s results of operations, liquidity and capital resources is based on information derived from the audited Consolidated Financial Statements and the notes thereto included in Item 18 of this annual report. These financial statements have been prepared in accordance with Italian GAAP, which differ in certain respects from U.S. GAAP. For a discussion of the principal differences between Italian GAAP and U.S. GAAP as they relate to the Group’s consolidated net earnings and shareholders’ equity, see Note 27 to the Consolidated Financial Statements included in Item 18 of this annual report.

Critical Accounting Policies

Use of Estimates

     The significant accounting policies used by the Group to prepare its financial statements are described in Note 3 to the Consolidated Financial Statements included in Item 18 of this annual report. The application of these policies requires management to make estimates, judgments and assumptions that are subjective and complex and affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Group’s financial presentation could be materially different if different estimates, judgements or assumptions were used. The following discussion addresses the estimates, judgements and assumptions that the Group considers most material based on the degree of uncertainty and the likelihood of a material impact if a different estimate, judgement or assumption were used.

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

     During 2004, the Company recorded an impairment loss for goodwill of €6.1 million related to the Natuzzi U.K. Group (former KOL Group, see note 1 and 24 to the Consolidated Financial Statements included in item 18 of this annual report). Natuzzi U.K. Group revised its growth strategy as a consequence of the actual and forecasted critical situation in the United Kingdom market, and the decision of the Company to redesign its distribution strategy in this country. As a result of this revision, the carrying value of the goodwill related to such reporting unit as of December 31, 2004 resulted impaired. The fair value of such reporting unit as of December 31, 2004 was determined on the basis of the methodology so called “Unlevered Discounted Cash Flow”. The comparison of the fair value with carrying value of this reporting unit resulted in the determination of an impairment in value of €6.1 million.

     Allowances for Returns, Warranties and Discounts. The Group records revenues net of returns, warranties and discounts. The Group estimates sales returns, warranty costs and discounts and creates an allowance for them in the year of the related sales. The Group makes estimates in connection with such allowances based on its experience and historical trends in its large volumes of homogeneous transactions. However, actual costs for returns, discounts and warranties may differ significantly from these estimates if factors such as economic conditions, customer preferences or changes in product quality differ from those used by the Group in making these estimates.

     Allowance for Doubtful Accounts. The Group makes estimates and judgments relating to the collectibility of its accounts receivable and maintains an allowance for doubtful accounts based on losses it may experience as a result of failure by its customers to pay amounts owed. The Group estimates these losses using consistent methods that take into consideration, in particular, insurance coverage in place, the credit worthiness of its customers and general economic conditions. Changes to assumptions relating to these estimates could affect actual results. The reader should be cautioned that actual results may differ significantly from the Group’s estimates if factors such as general economic conditions and the credit worthiness of its customers are different from the Group’s assumptions.

Revenue Recognition.

     Under Italian GAAP, the Group recognizes sales revenue, and accrues costs associated with the sales revenue, at the time products are shipped from its manufacturing facilities located in Italy and abroad. A significant part of the products are shipped from factories directly to customers under terms that risks and ownership are transferred to the customer when the customer takes possession of the goods. These terms are ‘delivered duty paid’, ‘delivered duty unpaid’, ‘delivered ex quay’ and ‘delivered at customer factory’. Delivery to the customer generally occurs within one to six weeks from the time of shipment. The Group’s revenue recognition under Italian GAAP is at variance with U.S. GAAP. For a discussion of revenue recognition under U.S. GAAP, see Note 27(e) to the Consolidated Financial Statements included in Item 18 of this annual report.

Results of Operations

     Summary

     In 2004, the appreciation of the euro against other major currencies, price pressure from competitors in countries able to produce goods at lower costs and modest economic growth in many of our markets, contributed to a decrease of net sales of 2.1% compared to 2003. Units sold increased slightly, by 0.4%, due to the Group’s satisfactory performance in Europe, which was partially offset by negative results in the United States. Italsofa, the Group’s lower-priced brand continued to represent a growing percentage of the Group’s total seats sold, 35.3% of total seats sold in 2004 compared to 33.1% in 2003.

     The Group’s net income compared to 2003 decreased €18.9 million to €18.4 million in 2004. On a per Ordinary Share, or ADS basis, the Company reported net earnings of €0.34 in 2004, a decrease of €0.34 from 2003. The decrease was primarily caused by higher marketing expenses in connection with the opening of new retail stores and galleries and advertising to increase awareness of the Natuzzi brand in the worldwide furniture market, as well as the appreciation of the euro relative to other currencies, in particular the U.S. dollar. The appreciation of the euro affected the translation of sales of the Group’s subsidiaries operating in countries with currencies other than the euro, in particular the U.S. dollar, into the Group’s consolidated results and the competitiveness of the Group’s products. Other factors that caused a decrease in 2004 net earnings were the considerable increase in other expenses, net, and income taxes.

     The following table sets forth certain income statement data expressed as a percentage of net sales for the years indicated:

	Year Ended December 31,
	2004	2003	2002
Net sales	100.0%	100.0%	100.0%
Cost of sales	64.3	66.1	64.3
Gross profit	35.7	33.9	35.7
Selling expenses	25.0	23.3	18.1
General and administrative expenses	5.4	5.1	5.0
Operating income	5.3	5.5	12.6
Other income (expense), net	(0.5)	0.5	1.9
Income taxes	2.4	1.1	3.1
Net earnings	2.4	4.9	11.4

     See Item 4, “Information on the Company — Markets”, for tables setting forth the Group’s net leather- and fabric-upholstered furniture sales and unit sales, which are broken down by geographic market, for the years ended December 31, 2000 through 2004.

     2004 Compared to 2003

     Net sales for 2004, including sales of leather- and fabric-upholstered furniture and other sales (principally polyurethane foam, leather sold to third parties and accessories), decreased 2.1% to €753.4 million compared to 2003.

     Net sales for 2004 of leather- and fabric-upholstered furniture decreased 1.3% to €665.5 million compared to 2003. The 1.3% decrease was due to a 4.3% appreciation of the euro against the major currencies, particularly the U.S. dollar, to a 0.4% increase in units sold and to a 2.6% increase in the mix of products and product prices. Net sales for 2004 of Natuzzi-branded furniture decreased 2.4%, while net sales of Italsofa-branded furniture increased 2.6% compared to 2003. Net sales for 2004 of leather-upholstered furniture decreased 0.4% to €547.9 million compared to 2003, and net sales for 2004 of fabric-upholstered furniture decreased 5.2% to €117.6 million compared to 2003.

     In the Americas, net sales for 2004 of upholstered furniture decreased 12.7% to €279.4 million compared to 2003 because of the unfavorable conversion of sales made in dollars to euro, and because of persistent pricing pressure in the U.S. market, both contributing to a decrease in units sold (-7.9%). In Europe, net sales for 2004 of upholstered furniture increased 8.5% to €340.1 million compared to 2003 due to a marked growth in net sales of Italsofa-branded furniture (35.2%). In the rest of the world, net sales for 2004 of upholstered furniture increased 13.9% to €46.0 million compared to 2003.

     Net sales for 2004 of Natuzzi-branded furniture decreased 2.4% to €507.0 million compared to 2003. During the same period, net sales of the lower-priced Italsofa furniture increased 2.6% to €158.5 million compared to 2003. The continued growth of Italsofa was due to consumer price sensitivity resulting from sluggish economic conditions worldwide and the Group’s ability to offer Italsofa products at attractive prices. The Group currently believes that the impact on our sales from the growing percentage of sales from the lower-priced Italsofa furniture relative to the higher-priced Natuzzi brand furniture will be counterbalanced in the medium- to long-term (three to five years) by the increasing penetration of the Natuzzi brand in the medium-high end of the upholstery market expected by the Group as a result of the marketing initiatives adopted. However, we can give no assurance that we will achieve our objectives, since our expectations are subject to inherent risks and uncertainties. See “Item 3 Forward Looking Information”.

     Total net sales of Divani & Divani by Natuzzi, Natuzzi Stores and Kingdom of Leather stores increased 21.0% in 2004 to €128.6 million compared to 2003.

     In 2004, total seats sold increased 0.4% to 3,070,971 from 3,058,835 sold in 2003. The slight increase was due to an increase of 11.7% in Europe (1,319,740 seats) and a 4.6% increase in the rest of the world (excluding Europe) (186,330 seats), which together offset a 7.9% decrease reported in Americas (1,564,900 seats).

     The negative performance of Natuzzi products in the Americas was caused by our decreased ability to offer competitive prices in the United States resulting from the appreciation of the euro against the U.S. dollar and the growing presence in that market of imported products from countries, such as China, with lower manufacturing costs. In the Americas, seats sold in 2004 by the higher priced Natuzzi brand decreased 8.0%, and seats sold by the lower priced Italsofa brand decreased 7.7% compared to 2003. In particular, the decrease in units sold in the Americas included a decrease in the United States of 10.2% partially offset by higher sales in Canada (+8.4%) and other minor markets (+70.3).

     Seats sold in Europe increased from 1,181,566 in 2003 to 1,319,740 in 2004. The positive performance achieved in Europe reflects the success of the Group’s lower-priced brand, Italsofa. Units sold for Italsofa brand increased by 37.6% from 317,925 in 2003 to 437,558 in 2004, while units sold for Natuzzi brand slightly increased from 863,641 in 2003 to 882,182 in 2004. Positive results were reported in many countries: United Kingdom (+12.5%), Spain (58,4%), France (12.0%), Belgium (31.6%), Norway (49.9%), Switzerland (8.3%), Sweden (12.5%), and Portugal (43.3%). Negative performances were suffered in Germany (-13.7%), Holland (-5.9%), Eire (-13.1%) and Greece (-8.9%).

     In the rest of the world, seats sold increased from 178,109 in 2003 to 186,330 in 2004. The rise included increases in Australia (+17.1%), Korea (+28%), China (23.2%), Turkey (+41.9%), Taiwan (+49.0%), which were partially offset by lower sales in Japan (-5.5%), New Zealand (-18.9%) and Israel (-23.4%).

     In 2004, total leather-upholstered seats sold increased 1.5% to 2,345,044 from 2,310,121 seats sold in 2003, while total fabric-upholstered seats sold decreased 3.0% to 725,927 from 748,714 seats sold in 2003.

     The Natuzzi brand sold 1,986,461 seats in 2004, 2.9% less than in 2003, while sales of Italsofa seats increased 7.0% to 1,084,510 compared to 2003.

     Other net sales decreased 8.1% to €87.9 million compared to 2003. The decrease is mainly attributable to the lower sales of living room accessories (15.5% decrease compared to 2003), polyurethane foam (3.1% decrease compared to 2003) and raw materials sold to third parties (8.8% decrease compared to 2003).

     Cost of goods sold decreased by 4.8% to €484.5 million or 64.3% of net sales in 2004, from €508.8 million or 66.1% of net sales in 2003. The decrease in cost of sales was attributable primarily to a decrease in the quantity of leather purchased as a result of a decrease in order flows for leather upholstery compared to 2003, as well as to a decrease in the average price of leather due to the Group’s purchasing policies and, to a lesser extent, to savings resulting from efficiencies achieved in manufacturing operations.

     The Group’s gross profit increased 3.1% in 2004 to €268.9 million compared to 2003, as a result of the factors described above.

     Selling expenses for 2004 increased 5.0% to €188.2 million compared to 2003, and as a percentage of net sales increased from 23.3% in 2003 to 25.0% in 2004. This increase was caused primarily by our continued investment in the “Natuzzi Galleries” and “Natuzzi Stores” program, which resulted in higher marketing expenses (5.5% increase compared to 2003), store rent (27.0% increase compared to 2003) and depreciation costs (41.2% increase compared to 2003), and to a lesser degree, by increased transportation costs (3.1% increase compared to 2003), which were due to higher oil prices.

     General and administrative expenses for 2004 increased 3.8% to €40.7 million compared to 2003, and as a percentage of net sales increased slightly from 5.1% in 2003 to 5.4% in 2004.

     Operating income for 2004 decreased 5.4% to €40.0 million compared to €42.3 million reported in 2003, as a results of the factors described above.

     Other income (expense), net decreased to €(3.9) million in 2004 from a net income of €3.6 million in 2003. Net interest income (expense), included in other income (expense), net, in 2004 was €(0.6) million, compared to €0.5 million in 2003.

     Foreign exchange gains, net, also included in other income (expense), net, were €2.3 million in 2004, compared to €6.3 million in 2003. The gain in 2004 was mainly due to the following:

•	A net realized gain of €5.0 million in 2004 (compared to a gain of €25.4 million in 2003) on the domestic currency swaps due to the difference between the forward rate of the domestic currency swaps and the spot rate at which the domestic currency swaps were closed (the Company uses the forward rate to protect its price risks against unfavorable exchange variations);

•	A net realized loss of €1.0 million in 2004 (compared to a loss of €7.6 million in 2003), from the difference between the invoice exchange rate and the collection/payment exchange rate;

•	A gain of €1.4 million (compared to a loss of €1.2 million in 2003) recorded in the consolidated statement of earnings from the conversion of non-euro financial statements of the Company’s subsidiaries;

•	A net unrealized loss of €10.2 million in 2004 (compared to an unrealized loss of €16.6 million in 2003) on accounts receivable and payable; and

•	An unrealized gain of €7.1 million in 2004 (compared to an unrealized gain of €6.3 million in 2003), from the mark-to-market of domestic currency swaps.

     The Group also recorded other expense in 2004 of €5.6 million compared to other expense of €3.1 million reported in 2003. The loss in 2004 was mainly due to the following:

•	A loss of €6.1 million in 2004 due to the impairment of goodwill related to the Group’s operations and expectations in the United Kingdom;

•	A gain of €3.4 million in 2004 realized from the by disposal of the subsidiary “Spagnesi S.p.A.”;

•	An expense net of €1.3 million deriving from the write-off of fixed assets;

•	Other expense, net of €1.5 million in 2004.

     Since 2003, the Company does not follow hedge accounting, and records all fair hedge accounting, and records all fair value changes of its domestic currency swaps in the income statement.

     The Group’s effective income tax rate for 2004 was 48.8%, compared to 18.5% in 2003. The higher rate was due to the expiring, on December 27, 2003, of the last domestic tax exemption and to the negative impact of certain other expenses, recorded in the consolidated statement of earnings, that are not fiscally deductible.

     Net earnings decreased from €37.3 million in 2003 to €18.4 million in 2004. On a per Ordinary Share, or ADS basis, net earnings decreased from €0.68 in 2003 to €0.34 in 2004. As a percentage of net sales, net earnings decreased from 4.9% in 2003 to 2.4% in 2004.

     As disclosed in Note 27 to the Consolidated Financial Statements included in Item 18 of this annual report, established accounting principles in Italy vary in certain significant respects from generally accepted accounting principles in the United States. Net earnings under U.S. GAAP for the years ended December 31, 2004, 2003 and 2002 would have been €18.8 million, €38.0 million and €92.0 million, respectively, compared to net earnings under Italian GAAP for the same periods of €18.4 million, €37.3 million and €91.4 million, respectively.

     2003 Compared to 2002

     Net sales for 2003, including sales of leather- and fabric-upholstered furniture and other sales (principally polyurethane foam and leather sold to third parties, as well as accessories), decreased 4.4% to €769.6 million compared to 2002.

     Net sales for 2003 of leather- and fabric-upholstered furniture decreased 8.3% to €674.0 million compared to 2002. The decrease was due primarily to the strong appreciation of the euro against other major currencies, particularly the U.S. dollar, and to a lesser degree to a decrease in units sold in Europe as a result of the stagnant European economy and a change in the mix of products sold toward lower-priced products. Net sales for 2003 of leather-upholstered furniture decreased 11.8% to €550.0 million compared to 2002, while net sales for 2003 of fabric-upholstered furniture increased 11.7% to €124.0 million compared to 2002.

     In the Americas, net sales for 2003 of upholstered furniture decreased 12.6% to €320.1 million compared to 2002 because of the unfavorable conversion of US sales made in dollars to euro following the strong appreciation of the European currency. In Europe, net sales for 2003 of upholstered furniture decreased 4.0% to €313.5 million compared to 2002. In the rest of the world, net sales for 2003 of upholstered furniture decreased 3.6% to €40.3 million compared to 2002.

     Net sales for 2003 of Natuzzi-branded furniture decreased 11.3% to €519.4 million compared to 2002. During the same period, net sales of the lower-priced Italsofa furniture increased 3.7% to €154.6 million compared to 2002. The growth of Italsofa was due to consumer price sensitivity resulting from sluggish economic conditions worldwide and the ability of the Company to offer a product at an attractive price while maintaining the Company’s rigorous quality standards. The Company believes that the growing percentage of sales from the lower-priced Italsofa furniture relative to the higher-priced Natuzzi brand furniture should be counterbalanced in the medium term by the increasing penetration of the Natuzzi brand in the medium-high end of the upholstery market as a result of the marketing initiatives adopted by the Group.

     Total net sales of Divani & Divani by Natuzzi, Natuzzi Stores and Kingdom of Leather stores increased 10.3% in 2003 to €106.0 million compared to 2002.

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

     Seats sold in the United States and Canada in 2003 increased 6.8% and 25.0%, respectively. Growth in the United States and Canada was mainly the result of the growing success of the Group’s lower-priced brand, Italsofa.

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

     The Natuzzi brand sold 2,044,908 seats in 2003, 6.6% less than in 2002, while sales of Italsofa seats increased 21.0% to 1,013,927 compared to 2002.

     Other net sales increased 35.8% to €95.6 million compared to 2002. The increase is due to the upgrade of the distribution channel dedicated to the Natuzzi brand and an increase in sales of accessories.

     Cost of goods sold as a percentage of net sales increased from 64.3% in 2002 to 66.1% in 2003. The improvement of the margin was due to a decrease in the cost of leather and savings resulting from efficiencies achieved in manufacturing operations.

     The Group’s gross profit decreased 9.3% in 2003 to €260.8 million compared to 2002, as a result of the factors described above.

     Selling expenses for 2003 increased 23.3% to €179.3 million compared to 2002, and as a percentage of net sales increased from 18.1% in 2002 to 23.3% in 2003, mainly due to higher marketing expenses.

     General and administrative expenses for 2003 decreased 3.2% to €39.2 million compared to 2002, and as a percentage of net sales increased from 5.0% in 2002 to 5.1% in 2003.

     Operating income for 2003 decreased 58.4% to €42.3 million compared to €101.8 million reported in 2002.

     Other income (expense), net decreased to €3.6 million in 2003 from €14.6 million in 2002. Net interest income, included in other income (expense), net, in 2003 was €0.5 million, compared to €1.6 million in 2002.

     Foreign exchange gains, net, also included in other income (expense), net, resulted in a gain of €6.3 million in 2003, compared to a gain of €9.3 million in 2002. The gain in 2004 was mainly due to the following:

•	A net realized gain of €25.4 million in 2003 (compared to a gain of €10.9 million in 2002) on the domestic currency swaps due to the difference between the forward rate of the domestic currency swaps and the spot rate at which the domestic currency swaps were closed (the Company uses the forward rate to protect its price risks against unfavorable exchange variations);

•	A net realized loss of €7.6 million in 2003 (compared to a loss of €8.8 million in 2002), from the difference between the invoice exchange rate and the collection/payment exchange rate;

•	A loss of €1.2 million (compared to a loss of €0.6 million in 2002) recorded in the consolidated statement of earnings from the conversion of non-euro financial statements of the Company’s subsidiaries;

•	A net unrealized loss of €16.6 million in 2003 (compared to an unrealized gain of €5.8 million in 2002) on accounts receivable and payable; and

•	An unrealized gain of €6.2 million in 2003 (compared to an unrealized gain of €2.0 million in 2002), from the mark-to-market of domestic currency swaps.

     The Group also recorded other expense in 2003 of €3.2 million compared to other income of €3.7 million reported in 2002. The amount of €3.2 million reported for other expense in 2003 included an extraordinary loss of €4.3 million deriving from the impairment of fixed assets.

     The Group’s effective income tax rate for 2003 was 18.5%, compared to 21.5% in 2002. The lower rate was due to consolidated pre-tax earnings received from domestic and foreign companies that are entitled to tax exemptions.

     Net earnings decreased from €91.4 million in 2002 to €37.3 million in 2003. On a per Ordinary Share, or ADS basis, net earnings decreased from €1.67 in 2002 to €0.68 in 2003. As a percentage of net sales, net earnings decreased from 11.4% in 2002 to 4.9% in 2003.

     As disclosed in Note 27 to the Consolidated Financial Statements included in Item 18 of this annual report, established accounting principles in Italy vary in certain significant respects from generally accepted accounting principles in the United States. Net earnings under U.S. GAAP for the years ended December 31, 2003, 2002 and 2001 would have been €38.0 million, €92.0 million and €71.1 million, respectively, compared to net earnings under Italian GAAP for the same periods of €37.3 million, €91.4 million and €75.6 million, respectively.

     Effect of Inflation

     Management believes that the impact of inflation was not material to the Group’s net sales or operating income in the three years ended December 31, 2004.

Liquidity and Capital Resources

     Cash flows from operations were €68.3 million in 2004, compared to €38.2 million in 2003. The increase in cash flows from operations of €30.1 million from 2003 to 2004 resulted principally from more efficient credit collection, more favorable payment terms granted by the Group’s suppliers, as well as the receipt of tax credits. The increase was partially offset by lower net earnings, €18.4 million in 2004 compared to €37.3 million in 2003, as well as higher inventories, mainly attributable to the provision of raw materials (leather, in particular) by the Group’s foreign industrial plants. Cash and cash equivalents increased €23.7 million from €63.6 million in 2003 to €87.3 million in 2004.

     Cash flows from investment activities in 2004 decreased €12.7 million to €37.1 million net cash used in investment activities compared to net cash used in investment activities in the previous year of €49.8 million. Capital expenditures were €51.9 million and €47.3 million in 2004 and 2003, respectively. In 2004, the Group continued to invest in its foreign plants: in particular, approximately €2.8 million in Baia Mare (Romania) for maintenance and improvements of the existing plant, €10.3 million in Pojuca-Bahia (Brazil) for the construction of a plant and €17.3 million in Shanghai (China) for construction of one more plant. See “Item 4. Information on the Company — Capital Expenditures” for a description of the Group’s planned capital expenditures. Other investments were made in Italy to increase overall efficiency and productivity. Significant investments were made to furnish retail galleries and stores. Capital expenditures were financed primarily with funds from operations.

     In 2004, cash from investing activities was positively affected, amounting to €9.4 million compared to €0.8 million in 2003, by the disposal of fixed assets, including an airplane, machinery, equipment and buildings, and the sale of Spagnesi S.p.A. in December 2004 for cash consideration of €5.5 million (see Note 1 to the Consolidated Financial Statements included in Item 19 of this annual report).

     Cash used for financing activities in 2004 totaled €6.0 million versus €17.5 million in the previous year. This decrease primarily reflects lower dividends paid to shareholders, €7.7 million in 2004 compared to €18.0 million in 2003.

     As at December 31, 2004, the Group had available lines of credit for cash disbursements totaling €109.0 million. The unused portion of these lines of credit amounted to approximately €103.4 million (see Note 11 to the Consolidated Financial Statements included in Item 18 of this annual report). The Group’s long-term debt represented less than 1% of shareholders’ equity at December 31, 2004 and 2003 (see Note 16 to the Consolidated Financial Statements included in Item 18 of this annual report).

     Management believes that the Group’s working capital is sufficient for its present requirements. The Group’s principal source of funds is expected to be cash flows generated from operating activities, cash on hand and amounts available under its lines of credit. The Group’s principal use of funds is expected to be the payment of operating expenses, working capital requirements and capital expenditures.

Contractual Obligations and Commitments

     The following tables set forth the contractual obligations and commercial commitments of the Group as at December 31, 2004:

	Payments Due by Period (in euro thousands)
		Less than			After 5
Contractual Obligations	Total	1 year	1-3 years	4-5 years	years
Long-Term Debt(1)	5,569	571	3,221	410	1,367
Operating Leases(2)	82,089	14,711	32,370	32,048	2,960

Total Contractual Cash Obligations	87,658	15,282	35,591	32,458	4,327

(1)	Please see Note 16 to the Consolidated Financial Statements included in this annual report for more information on the Group’s long-term debt.

(2)	The leases relate to the leasing of the Group of manufacturing facilities and stores under lease agreements by several of the Group’s companies.

	Amount of Commitment Expiration Per Period
	(in euro thousands)
	Total
	Amounts	Less than			After 5
Other Commitments	Committed	1 year	1-3 years	4-5 years	years
Standby Letters of Credit (1)	3,170	529	2,641	—	—
Guarantees(2)	26,005	26,005	—	—	—

Total Commitments	29,175	26,534	2,641	—	—

(1)	Letters of Credit are released by primary Italian Banks on behalf of Natuzzi S.p.A. in favor of its foreign subsidiaries’ obligations and commitments.

(2)	The guarantees are primarily comprised of surety bonds provided by certain financial institutions in connection with the Natuzzi 2000 project. The Company, in turn, directly provides guarantees in an equivalent amount to such financial institutions. The surety bonds will expire when the Italian Ministry of Budget releases the final approvals of all investments already made in connection with the Natuzzi 2000 project.

Related Party Transactions

     Please refer to Item 7, “Major Shareholders and Related Party Transactions” of this annual report.

Research and Development

     Innovation is a strategic activity for the Group. Research and development efforts concentrate on the design of new products and improvements in the manufacturing process. See Item 4, “Information on the Company—Manufacturing” and Item 4, “Information on the Company—Products and Design”. During 2003 and 2004, the Group’s investments in research and development activities were approximately €8.0 million and €10.0 million, respectively. Approximately 150 highly qualified people work in these activities, and more than 100 new products are generally introduced each year. The Group conducts its research and innovation efforts at its headquarters in Santeramo and its design center in the province of Milan.

     The Group conducts all of its activities in accordance with stringent quality standards and has earned the ISO 9001 certification for quality and the ISO 14001 certification for low environment impact production. The ISO 14001 certification applies also to Natuzzi’s tannery subsidiary, Natco S.p.A.

Trend Information

     During the first quarter of 2005, the markets in which the Group operates continued to be negatively affected by the same mix of unfavorable factors that were present in 2004, including: unfavorable currency conditions, the pricing pressure affecting the U.S. market and modest economic growth in Europe.

     Consequently, during recent months, demand for furniture has weakened, causing our order flows to decrease, and consumers’ preferences have shifted progressively toward lower-priced products. Our first quarter results showed a decrease in net upholstery sales of 13.6% to €146.4 million versus the same period in 2004. The first quarter results also showed a decrease in sales of Natuzzi-branded upholstered furniture of 17.9% and substantially flat sales of Italsofa compared to the first quarter of 2004. Total units sold decreased 13.1% compared to the same period in 2004, comprised of a 20.9% decrease in units sold of Natuzzi-branded furniture and a 1.8% increase in units sold of the Italsofa brand.

     In response to the market conditions and operating results described above, in particular the decreasing order flows for Natuzzi-branded products made in Italy, and in connection with the Group’s efforts to become more efficient in its production process and more competitive in the upholstered furniture market, the Board of Directors approved a restructuring plan on May 18, 2005. The restructuring plan includes a temporary work force reduction (“cassa integrazione”) of 1,320 positions, by the end of 2005, in all departments across the Group, and other measures to reduce manufacturing costs in Italy, increase overall efficiency and improve productivity.

New Accounting Standards under Italian and U.S. GAAP

     Process of Transition to International Accounting Standards

     Following the entry into force of European Regulation No. 1606 of July 2002, EU companies whose securities are traded on regulated markets in the EU are required to adopt International Financial Reporting Standards (“IFRS”), formerly known as IAS, in the preparation of their 2005 consolidated financial statements. Given that the Company’s securities are only traded on the NYSE, the Company is not subject to this requirement and continues to report its financial results in accordance with Italian GAAP and to provide the required reconciliation of certain items to U.S. GAAP in the Company’s annual reports in Form 20-F. The Company will be required to adopt IFRS for the preparation of its financial statements starting from January 1, 2007.

     Italian GAAP.

     In January 2002, the Italian Accounting Profession approved an accounting standard for interim financial statements. The Company applies this standard.

     U.S. GAAP.

     The new accounting standards under U.S. GAAP are outlined below:

i) SFAS No. 150:

     On May 15, 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 also includes required disclosure for financial instruments within its scope. For the Company, SFAS No. 150 was effective for instruments entered into or modified after May 31, 2003 and is otherwise effective as of January 1, 2004, except for mandatorily redeemable financial instruments. For certain mandatorily redeemable financial instruments, SFAS No. 150 is effective for the Company as of January 1, 2005. The effective date has been deferred indefinitely for certain other types of mandatorily redeemable financial instruments.

     The Company does not currently have any financial instruments that fall within the scope of SFAS No. 150.

ii) SFAS No. 151:

     In November 2004, the FASB issued SFAS No. 151, Inventory Costs, which amends Accounting Research Bulletin No. 43, Inventory Pricing. SFAS No. 151 clarifies that abnormal amounts of idle facility expenses, freight, handling costs and wasted materials (spoilage) should be recognized as current period charges. The provisions of SFAS No. 151 are effective for inventory costs incurred beginning January 1, 2006, and are applied on a prospective basis.

     The Company does not expect the adoption of SFAS No. 151 to have a significant impact on the Company’s Consolidated Financial Statements.

iii) SFAS No. 153:

     In December 2004, the FASB issued SFAS No. 153, Exchanges of Non-monetary Assets, which eliminates an exception in APB 29 for non-monetary exchanges of similar productive assets, and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. SFAS No. 153 will be effective for the Company for non-monetary asset exchanges occurring on or after January 1, 2006. Application of this statement is not expected to have an impact on the consolidated financial statements of the Company.

iv) SFAS No. 123(R):

     In December 2004, the FASB issued SFAS No.123(R) (revised 2004), Share-Based Payment, which revised SFAS No.123, Accounting for Stock-Based Compensation. SFAS No.123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS No.123(R) is similar to the approach described in SFAS No. 123. However, SFAS No.123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. Also, SFAS No.123(R) provides significant additional guidance regarding the valuation of employee stock options. While SFAS No.123(R) does not require the use of a specific option-pricing model, it indicates that lattice models will usually provide a better estimate of fair value of an employee stock option.

     The Company currently prepares the pro forma disclosures required under SFAS No.123 using a binomial model.

     SFAS No.123(R) must be adopted no later than January 1, 2006. Early adoption is permitted in periods in which financial statements have not yet been issued. SFAS No.123(R) permits public companies to adopt its requirements using one of two methods:

•	A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No.123(R) for all share-based payments granted or modified after the effective date, and (b) based on the requirements of SFAS No.123 for all awards granted to employees prior to the effective date of SFAS No.123(R) that remain unvested on the effective date.

•	A “modified retrospective” method that includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS No.123 for purposes of pro forma disclosures of either (a) all prior periods presented, or (b) prior interim periods of the year of adoption.

     As permitted by SFAS No.123, the Company currently accounts for share-based payments to employees using the APB Opinion No. 25 intrinsic-value method. Accordingly, the adoption of the SFAS No.123(R) fair value method will affect the Company’s results of operations. The Company has not yet determined the impact, if any, that the adoption of SFAS No.123(R) will have on the Company’s consolidated financial statements.

v) FASB Interpretation No. 46:

     In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003) (“FIN 46(R)”), Consolidation of Variable Interest Entities, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity other than a controlling financial interest based on voting rights, and accordingly whether it should consolidate the entity. FIN 46(R) replaces FASB Interpretation No. 46, Consolidation of Variable Interest Entities, which was issued in January 2003.

     The Company will be required to apply FIN 46(R) to variable interests in VIEs created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, FIN 46(R) will be applied beginning on January 1, 2005. For any VIEs that must be consolidated under FIN 46(R) that were created before January 1, 2004, the assets, liabilities and non-controlling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46(R) first applies may be used to measure the assets, liabilities and non-controlling interest of the VIE. The Company does not have any VIE for consolidation.

vi) FASB Interpretation No. 47:

     In March 2005, the FASB issued FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations, (“FIN 47”) which clarifies that a liability (at fair value) must be recognized for asset retirement obligations when it has been incurred if the amount can be reasonably estimated, even if settlement of the liability is conditional on a future event. FIN 47 is effective as of December 31, 2005. The Company currently does not have any asset retirement obligations.

Item 6. Directors, Senior Management and Employees

     The directors, executive officers and officers of the Company at April 30, 2005 were as follows:

Name	Age	Position with the Company
Pasquale Natuzzi	65	Chief Executive Officer, Chairman of the Board of Directors
Giuseppe Desantis	42	General Manager, Vice Chairman of the Board of Directors
Daniele Tranchini	46	Chief Sales & Marketing Officer
Giambattista Massaro	43	General Manager of Purchasing, Logistics and Overseas Operations, Member of the Board of Directors
Gianluca Monteleone	38	Marketing and Communication Director, Member of the Board of Directors
Giuseppe Russo Corvace	55	Managing Director for Accounting and Finance, Member of the Board of Directors
Armando Branchini	60	Outside Director
Stelio Campanale	43	Outside Director
Pietro Gennaro	83	Outside Director
Enrico Vitali	44	Outside Director
Antonello Bracalello	40	South West Europe-Asia Pacific Sales and Marketing Director.
Enrico Carta	57	Human Resources and Organization Director
Piero Cordero	52	Chief Financial Officer
Giovanni Costantino	41	Research and Development Director
Annunziata Natuzzi	41	Internal Relations and Overseas Human Resources Manager
Francesco Basile	37	Human Resources Manager for Staff and Sales Depts.
Anna Beccari	49	Consumer Communication Manager
Amedeo Buzzacchino	53	Provider Planning Manager
Antonio Carrieri	51	Retail Design and Engineering Manager
Vito Arcangelo R. Castoro	49	Production Director (Italy)

Name	Age	Position with the Company
Giuseppe Catalano	38	General Counsel
Francesco Cornacchia	41	Production Manager of Italsofa Bahia Ltd
Nicola Coropulis	39	South West Europe and Asia-Pacific Sales & Development Manager
Vito Dagostino	42	Purchasing Director
Gaetano De Cataldo	41	Executive Vice President of Finance and Operations of Natuzzi Americas, Inc.
Nicola V.M. Dell’Edera	43	Finance Director
Michele D’Ercole	43	Managing Director of Natco S.p.A.
Lyle Finlay	42	Managing Director of Natuzzi United Kingdom Ldt
Giuseppe Firrao	47	Trade Communication Manager
Pietro Gallotta	43	Information Systems Director
Gary Greenbaum	49	Marketing and Retail Development Manager of Natuzzi Americas Inc.
José Manuel Gulias Roo	47	Spain and Portugal Country Manager
Lars Hovang	38	North East Europe, Middle East and Africa Marketing Manager
Cesare Laberinti	72	Chairman and Managing Director of IMPE S.p.A
Valeria Maria Lanzilotta	39	Asia-Pacific Sales Manager
Bo Lippert-Larsen	43	Nordic Region Country Manager
Guglielmo Lo Savio	59	Exhibition Manager
Loredana Mariani	43	South West Europe and Asia-Pacific Marketing Manager
Massimo Margareci	42	North East Europe, Middle East and Africa sales and Development Manager
Nicola Masotina	46	Italy Retail Country Manager
Jan Mentens	38	Benelux Country Manager
Giovanni Mercadante	48	Accounting Director
Ottavio Milano	39	Control and Internal Auditing Director
Filippo Vito Petrera	41	Product Development, Quality and Environment Manager
John Phillips	57	Executive Vice President of Sales of Natuzzi Americas Inc.
Dave Riches	45	Finance Director of Natuzzi United Kingdom Ltd
Fernando Rizzo	40	Human Resources Manager for Italian Plants
Bodo Rupp	46	Germany and Austria Country Manager
Stefano Sette	37	Global Product & Style Centre Manager
Giuseppe Vito Stano	46	Europe, Middle East and Africa Italsofa & Marketing Director
Fredrick Starr	73	President and Chief Executive Officer of Natuzzi Americas Inc.
Francesco Stasolla	39	Chairman and Managing Director of Italsofa Romania S.r.l.
Richard Tan	45	Chairman and Managing Director of Italsofa (Shanghai) Ltd
Vito Testini	51	Managing Director of Minuano Nordeste S.A
Giuseppe Trevissoi	43	Logistics Director
Giacomo Ventolone	38	Public Relations Manager
Antonio Ventricelli	51	Production Manager and Director of Italsofa (Shanghai) Ltd
Marco Siro Verucchi	36	Asset Protection Manager
Fernando R. Vitale	39	Director of Italsofa Bahia Ltda.
Luigi Vitolo	59	Technical Dept. Director
Rino Zinco	50	Switzerland Country Manager

     Pasquale Natuzzi, who serves as Chief Executive Officer, founded the Company in 1959 and has since acted as its principal executive officer. Mr. Natuzzi held the title of Sole Director of the Company from its incorporation in 1972 until 1991, when he became the Chairman of the Board of Directors.

     Giuseppe Desantis is General Manager and Vice Chairman of the Board of Directors. He became Vice Chairman of the Company in 1991. From 1988 to 1991, he was Assistant to Mr. Natuzzi. In 1987, he managed the Company’s pricing and costing department. From 1984, when he joined the Company, to 1986 he worked in the Company’s accounting department.

     Daniele Tranchini is the Chief Sales and Marketing Officer. He joined the Company in June 2004 after studying Marketing and Business Administration in the United States. He was previously the Managing Director of J.Walter Thompson.

     Giambattista Massaro is General Manager of Purchasing, Logistics and Overseas Operations and member of the Board of Directors. From 1992 to 1993 he was assistant to Mr. Natuzzi and from 1990 to 1992 he was Pricing and Costs Manager. He joined the Company in 1987 as a buyer. He is also Chairman of Natco S.p.A , Nacon S.p.A. and Natuzzi Trade Service S.r.l. as well as Director of Italsofa Bahia Ltda., Italsofa Romania S.r.l. and Natuzzi Asia Ltd.

     Gianluca Monteleone is Marketing and Communication Director and member of the Board of Directors. He joined the Company and became a Director in 1999. He was previously a brand manager at Johnson & Johnson, Italy and Marketing Manager at Sara Lee International.

     Giuseppe Russo Corvace acts as Managing Director for Accounting and Finance and is a member of the Board of Directors. He is a partner of Vitali, Romagnoli, Piccardi e Associati, a major Italian law and tax consulting firm serving the Company and other major domestic and multinational companies. He has also served as a consultant to non-profit organizations. He serves as member of the Board of Auditors of a number of other Italian companies. He is delegated by the Board to supervise all activities related to domestic and international tax issues.

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

     Enrico Vitali has been an Outside Director of the Company since 1994. He is a Certified Public Accountant and a partner of Vitali, Romagnoli, Piccardi e Associati, a major Italian law and tax consulting firm serving the Company and other major domestic and multinational companies. Mr. Vitali also serves as a member of the Boards of Statutory Auditors and the Boards of Directors of a number of other Italian companies.

     Antonello Bracalello is South West Europe & Asia-Pacific Sales and Marketing Director. He is also Chairman of Natuzzi Ibérica S.A. and member of the Board of Directors of

Kingdom of Leather Ltd and Natuzzi United Kingdom Ltd. He joined the Group in September 2001. Previously, he was Sales Manager for both Blu S.p.A., a telecommunications company, and Computer Discount, a company specializing in retail PC sales in Italy.

     Enrico Carta joined the Company in February 2002 as Human Resources and Organization Director. He has served as human resources manager over several years for some of the most important Italian industrial and consulting firms.

     Piero Cordero has been the Chief Financial Officer of the Company since September 2004. He has over thirty years experience in administration, finance and audit and has worked with such multinationals as Fiat, Electrolux and L’Oréal. Mr. Cordero was previously the CFO Europe of Johnson Electric Gate S.p.A., listed at the Hong Kong stock exchange.

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

     Francesco Basile is Human Resources Manager for Staff and Sales Depts. He joined the Company in 1997 as Recruiting and Training Manager. Previously, he worked for SIEMENS Nixdorf Information system AG Group as HR manager and was in charge of trade union relations.

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

     Amedeo Buzzacchino is Provider Planning Manager. He joined the Company in January 1988 as an employee in the Logistics Department.

     Antonio Carrieri is Retail Design and Engineering Manager. He joined the Company in March 2005. Previously he was a manager in a water treatment company.

     Vito Arcangelo R. Castoro is Production Director of the Company. He joined the Group in 1989 as an employee in the Logistics Department. In 1999, he managed one of the Italian factories and subsequently managed several factories. Previously he worked for Calabrese S.p.A, a producer of industrial vehicles.

     Giuseppe Catalano is the Company’s General Counsel. He joined Natuzzi in September 2000. Previously, he worked for 4 years as a lawyer in private practice and for 5 years at Sanpaolo IMI Banking Group in Luxembourg and Milan. He is also member of the Board of Directors of Nacon S.p.A. and sole director of Italholding S.r.l.

     Francesco Cornacchia is Production Manager and Director of Italsofa Bahia Ltda., a Brazilian subsidiary of the Company. He joined Natuzzi in 1992 as an employee in the Logistics Department. In 1999, he managed the Production Administration in one of the Italian factories.

     Nicola Coropulis is South West Europe & Asia-Pacific Sales and Development

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

     Lyle Finlay is Director of Natuzzi United Kingdom Ltd as well as Kingdom of Leather Ltd. He joined the Group in April 2004 in the United Kingdom. Previously, he worked for Claire’s Accessories, Nike and Olympus Sport.

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

     Gary Greenbaum is Vice President of Marketing and Retail Development of Natuzzi Americas, Inc.. He joined the company in June 2002. He was previously Senior Vice President of Sales and Marketing for Sherrill Furniture. From 1998 to 2000 he served as President of Wayside Furniture, a high-end retailer running 11 stores in Connecticut and New York.

     José Manuel Gulias Roo has been Managing Director of the subsidiary Natuzzi Ibérica since June 2004. He joined the Group in June 2004. Previously, Mr. Gulias Roo worked for HL-Display, a world-leading supplier of the retail industry.

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

     Massimo Margareci is North East Europe, Middle East and Africa Sales and Development Manager. He joined the Company in 2004. Previously he was Managing Director of the Emerging Markets Business Unit in the Office Equipment arena with the Italian firm Olivetti, and Sales and Development Manager in the Consumer Electronics business with Expert International.

     Nicola Masotina is Italy Retail Country Manager. He joined the Company in 1994 as Sales Manager for Divani & Divani franchised stores in Italy. Previously, he was Area Manager for Southern Italy for the franchised stores of GIG, an Italian group which distributes toys.

     Jan Mentens has been Benelux Country Manager since April 2003. He is Managing Director of Natuzzi Benelux NV.

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

     David Riches is Finance Director for Natuzzi United Kingdom Ltd. He joined the Group in January 2002. Previously he held the position of Finance Director for Hi-Tec Sports International Ltd (a wholly owned subsidiary of Hi-Tec Sports PLC) and prior to that he worked for Amstrad PLC for 10 years in various finance positions culminating in being Financial Controller and Company Secretary.

     Fernando Rizzo is the Human Resources Manager for Italian Plants and has been directly managing the personnel of the plants in Altamura, Ginosa, Laterza and Iesce Santeramo. He joined the Company in 1991.

     Bodo Rupp has been leading Natuzzi Germany since December 2004, after a long period at Nike USA. He manages the development of business.

     Stefano Sette is Global Product and Style Center Manager. He joined Natuzzi in 1990,

starting in the Sales Administration and Accounting Department.

     Giuseppe Vito Stano has recently become Europe, Middle East and Africa Italsofa Sales and Marketing Director after being Sales Administration Director of the Company since 1991. He is also Sole Director of Natuzzi Americas, Inc. From 1986 to 1991, he was Executive Vice President of Natuzzi Upholstery Inc. (currently Natuzzi Americas, Inc.) in the United States. Prior to that, he was Assistant Vice President of Natuzzi Upholstery Inc. He joined the Group in 1980, as a staff member of the Company’s Export Department.

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

     Francesco Stasolla is Chairman and Managing Director of Italsofa Romania S.r.l.. He started at Natuzzi in January 1988 as a buyer.

     Richard Tan is Chairman and Managing Director of Italsofa (Shanghai) Ltd. as well as Softaly (Shanghai) Limited. He has been in the upholstery business for 17 years. In November 2000, he began cooperation with Natuzzi Asia Ltd for the start-up of the Chinese production operations. He was appointed as Chairman of Italsofa (Shanghai) Limited on October 2002.

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

     Antonio Ventricelli is Production Manager and Director of Italsofa (Shanghai) Ltd. He started at Natuzzi in July 1990. He has worked as a sofa-prototypist at the Company for 10 years. He has previously worked as an upholster at other manufacturing firms.

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

     Rino Zinco is Switzerland Country Manager. He joined the Group in 2003. He is General Manager of the Swiss subsidiary Natuzzi (Switzerland) AG/SA.

     Annunziata Natuzzi is the daughter of Pasquale Natuzzi. There are no other family relationships among the directors and executive officers of the Company.

     Directors are elected for three-year terms. The next election of Directors will take place in April 2007. See Item 10, “Additional Information — By-laws — Board of Directors”.

Compensation of Directors and Officers

     Aggregate compensation paid by the Group to the directors and officers named above was approximately €9.8 million in 2004.

Share Ownership

     Mr. Pasquale Natuzzi owns 47.7% of the issued and outstanding Ordinary Shares. As from December 16, 2003, Mr. Natuzzi holds his entire beneficial ownership of Natuzzi S.p.A. shares (other than 196 ADSs) through INVEST 2003 S.r.l., an Italian holding company (having its registered office at Via Gobetti 8, Taranto, Italy) wholly-owned by Pasquale Natuzzi. Each of Annunziata Natuzzi and Anna Maria Natuzzi owns 2.4% of the issued and outstanding Ordinary Shares. To our knowledge, none of the Company’s other directors and officers listed above owns one percent or more of the Ordinary Shares. See Item 7, “Major Shareholders and Related Party Transactions — Major Shareholders”.

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

     During 2004, our statutory auditors received in the aggregate approximately €150,000 in compensation for their services to the Company and its Italian subsidiaries.

     Rule 10A-3 of the Securities Exchange Act of 1934, as amended, becomes applicable to us, as a foreign private issuer subject to NYSE listing standards, on July 31, 2005. According to Rule 10A-3, companies must establish an audit committee meeting specific requirements. In particular, all members of this committee must be independent and the committee must adopt a written charter. The committee’s prescribed responsibilities include (i) the appointment, compensation, retention and oversight of the external auditors; (ii) establishing procedures for the handling of “whistle blower” complaints; (iii) discussion of financial reporting and internal control issues and critical accounting policies (including through executive sessions with the external auditors); (iv) the approval of audit and non-audit services performed by the external auditors; and (v) the adoption of an annual performance evaluation. A company must also have an internal audit function, which may be outsourced, except to the independent auditor.

     Rule 10A-3 provides an exemption from these audit committee requirements for foreign private issuers with a board of statutory auditors established in accordance with local law or listing requirements and meeting specified requirements with regard to independence and responsibilities (including the performance of most of the specific tasks assigned to audit committees by the rule, to the extent permitted by local law).

     The Company has determined that, because of the existence and nature of its board of statutory auditors, it will qualify for an exemption provided by Exchange Act Rule 10A-3(c)(3) from many of the Rule 10A-3(c)(3) audit committee requirements.

External Auditors

     On April 30, 2004, at the annual general shareholders’ meeting, KPMG S.p.A., with offices in Bari, Italy, was appointed as the Company’s external auditors for a three-year period.

Employees

     As at December 31, 2004, the Group had 6,832 employees (3,773 in Italy and 3,059 abroad), as compared to 6,230 and 5,742 on December 31, 2003 and 2002, respectively. As at April 30, 2005, the Group had 7,345 employees (3,778 in Italy and 3,567 abroad). As at April 30, 2005, the average age of the Group’s employees was approximately 30 years. Historically, there has been very little turnover among the Group’s employees. The Group maintains a company intranet and, as a major employer in the Bari/Santeramo area, is, in the view of management, an important participant in community life.

     Italian law provides that, upon termination of employment for whatever reason, employees located in Italy are entitled to receive certain indemnity payments based on length of employment. As at March 31, 2005, the Company had €30.3 million reserved for such termination indemnities, such reserves being equal to the amounts, calculated on a percentage basis, required by Italian law.

     The Group has expanded its presence overseas thanks to the new production plants in Brazil, Romania and China and the establishment of some new distribution subsidiaries. The corporate structure has been reinforced by the hiring of new skilled and experienced employees.

     The Italian Government’s new employment program, begun in 2004 following the “Biagi Reform”, has entitled the Group to adopt new, highly flexible employment contracts. One such contract is the project work contract, an innovative employment agreement that has enabled the Group to hire employees for the limited purpose of completing a particular project during a predetermined period. These new employment contracts have enhanced the Group’s ability to recruit and hire workers quickly and to do so with a high degree of flexibility.

     Also during 2004, the Group has exercised diligence in training activities, both due to the need to hire highly skilled workers (for Italian and foreign plants) and the Group’s commitment to improve knowledge, as well as to the desire to develop new tools and methodologies to face the competition. The Group has significantly increased the training activities for employees involved in Italian and foreign businesses.

     During 2004, the Group’s compensation philosophy has been focused on rewarding management and employees for the achievement of specified performance goals and for growth in the Company’s share price. The Group recently launched the Stock Incentive Plan (the “SIP”) for key management employees. The purpose of the SIP is to provide designated employees of the Group with incentives and rewards to motivate them to increase the Group’s value and to encourage them to continue in the employ of the Group. The SIP was approved by the shareholders of Natuzzi at Natuzzi’s Extraordinary Meeting of Shareholders on July 23, 2004. At that meeting, the shareholders approved the issuance of up to 3,000,000 shares under the SIP, of which 500,000 may be issued upon settlement of restricted stock units. Under the SIP, employees of the Group selected by a committee of the Board of Directors were offered the opportunity to convert a portion of their 2004 and 2005 MBO Cash Awards into options to purchase ordinary shares of Natuzzi, and grants of restricted stock units, each of which vest or become exercisable only on the achievement of certain designated performance targets. See Note 20 to the Consolidated Financial Statements of this annual report for a more detailed description of the operation of the SIP.

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

     The following table sets forth information, as reflected in the records of the Company as at March 31, 2005, with respect to each person who owns more than 5% of the Company’s Ordinary Shares or ADSs.

	Number of
	Shares	Percent
	Owned	Owned
Pasquale Natuzzi(1)	26,064,906	47.7%
Royce & Associates LLC	5,090,300	9.3%
Tweedy, Browne Company, L.L.C.	4,949,607	9.1%

(1)	If Mr. Natuzzi’s Ordinary Shares are aggregated with those held by members of the Natuzzi Family, the amount owned would have been 28,864,906 and the percentage ownership of Ordinary Shares would have been 52.8%.

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

     As of May 31, 2005, 54,681,628 Ordinary Shares were outstanding. As of the same date, there were 25,814,497 ADSs (equivalent to 25,814,497 Ordinary Shares) outstanding. The ADSs represented 47.2% of the total number of outstanding Natuzzi Ordinary Shares.

     Since certain of the shares and ADSs were held by brokers or other nominees, the number of direct record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States or of where the direct beneficial owners of such shares are resident.

Related Party Transactions

     No member of the board of directors or board of statutory auditors and no senior officer (including close members of any such person’s families) nor any enterprise over which any such person is able to exercise a significant influence has had any interest in any transactions that are or were unusual in their nature or conditions or are or were material to the Company, and that were either effected since January 1, 2002 or that were effected during an earlier period and remain in any respect outstanding or unperformed. The Company has not provided any loans or guarantees to or for the benefit of any such person since January 1, 2002 or that remain outstanding or unperformed.

Item 8. Financial Information

Consolidated Financial Statements

     Please refer to Item 18, “Financial Statements” of this annual report.

Export Sales

     Export sales from Italy totaled approximately €434.6 million in 2004, down 5.8% compared with 2003. That figure represented 65.0% of the Group’s 2004 net leather- and fabric-upholstered furniture sales.

Legal and Governmental Proceedings

     In early 2005, the National Institute for Social Security (INPS – Istituto Nazionale di Previdenza Sociale) requested that the Company repay approximately €16.3 million of social security contributions that it had not paid from November 1995 to May 2001. The Company did not pay these contributions because it benefited from certain exemptions granted by the Italian government in connection with personnel employed under “Training and Work Experience” contracts (Contratti di formazione e lavoro). In 2004, the European Court of Justice ruled that such exemptions constitute State financial aid, and thus conflict with European Union laws and regulations on free competition, and the European Commission ordered the Italian government to collect all social security contributions not paid in reliance on these exemptions. The Company believes that it complied with the law in force at the time it took the exemptions and that the request from INPS should be barred by the statute of limitations up to February 2000 in accordance with Italian Law 335/1995. As such, the Company has set aside only €457,000 to cover the social security contributions in connection with employees hired after March 2000. See note 21 to the Consolidated Financial Statements included in item 18 of this annual report.

     Apart from the proceeding described above, neither the Company nor any of its subsidiaries is a party to any legal or governmental proceeding that is pending or, to the Company’s knowledge, threatened or contemplated against Natuzzi or any such subsidiary that, if determined adversely to Natuzzi or any such subsidiary, would have a materially adverse effect, either individually or in the aggregate, on the business, financial condition or results of operations of the Group.

Dividends

     Payment of dividends of €0.07 per Ordinary Share in respect of the year ended December 31, 2005 was approved at the Company’s Annual General Meeting held on April 30, 2004 and will be paid starting from July 5, 2005 to the shareholders of record as of May 31, 2005.

No further dividends in respect of the year ended December 31, 2004 are expected to be approved or paid.

     The table below sets forth the cash dividends paid per Ordinary Share in respect of each of the years indicated, and translated into dollars per ADS (each representing one Ordinary Share) at the Noon Buying Rate on the date or dates the respective dividends were first payable or, in the case of the dividend in respect of the year ended December 31, 2004, the Noon Buying Rate on December 31, 2004.

	Dividends per Ordinary	Translated into
Year ended December 31,	Share	dollars per ADS
2004	€0.0673	$0.09
2003	€0.1366	$0.15
2002	€0.3300	$0.35
2001	€0.2872	$0.26

     The payment of future dividends will depend upon the Company’s earnings and financial condition, capital requirements, governmental regulations and policies and other factors. Accordingly, there can be no assurance that dividends in future years will be paid at a rate similar to dividends paid in past years or at all.

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

Item 9. The Offer and Listing

Trading Markets and Share Prices

     Natuzzi’s Ordinary Shares are listed on the New York Stock Exchange (“NYSE”) in the form of ADSs under the symbol “NTZ”. Neither the Company’s Ordinary Shares nor its ADSs are listed on a securities exchange outside the United States. The Bank of New York is the Company’s Depositary for purposes of issuing the ADRs evidencing ADSs.

     Trading in the ADSs on the NYSE commenced on May 13, 1993. The following table sets forth, for the periods indicated, the high and low closing prices per ADS as reported by the NYSE.(1)

(1)	Starting on January 1, 2001, the NYSE changed its practice of reporting stock quotes from a fractional to a decimal system. All stock quotes prior to this date, originally reported in fractions, were restated into decimals for ease of comparison.

	New York Stock
	Exchange
	Price per ADS
	High	Low
	(in U.S. dollars)
2000
First Quarter	13.000	9.688
Second Quarter	12.813	9.875
Third Quarter	12.190	9.750
Fourth Quarter	13.063	11.375
2001
First Quarter	14.050	12.125
Second Quarter	14.150	11.500
Third Quarter	14.000	10.150
Fourth Quarter	14.640	10.860
2002
First Quarter	15.700	13.910
Second Quarter	16.100	13.350
Third Quarter	15.040	10.920
Fourth Quarter	10.970	9.120
2003
First Quarter	10.050	7.240
Second Quarter	9.600	7.990
Third Quarter	10.390	7.820
Fourth Quarter	11.000	9.460
2004
First Quarter	11.550	10.150
Second Quarter	11.550	10.150
Third Quarter	10.800	9.230
Fourth Quarter	11.170	10.010
2005
First Quarter	11.650	10.290

Monthly Data:
December 2004	11.170	10.540
January 2005	10.800	10.290
February 2005	11.130	10.440
March 2005	11.650	10.390
April 2005	10.270	9.110
May 2005	9.270	8.850
June 2005 (through June 24)	9.020	8.120

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

     Italian companies whose shares are not listed on a regulated market of the European Union are governed by the rules of the Italian civil code as modified by the reform of the corporate law provisions of the Italian civil code, which took effect on January 1, 2004.

     On July 23, 2004 the Company’s shareholders approved a number of amendments to the Company’s By-laws dictated or made possible by the so-called “corporate law reform”. The following summary takes into account the corporate law reform and the consequent amendments to the Company’s By-laws.

     General

     The issued share capital of the Company consists of 54,681,628 Ordinary Shares, par value €1.0 per share. All the issued shares are fully paid, non-assessable and in registered form.

     The Company is registered with the Companies’ Registry of Bari at n. 19551, with its registered office in Bari, Italy.

     As set forth in Article 3 of the By-laws, the Company’s corporate purpose is the production, marketing and sale of sofas, armchairs, furniture in general and raw materials used for their production. The Company is generally authorized to take any actions necessary or useful to achieve its corporate purpose.

     Authorization of Shares

     The extraordinary meeting of the Company’s shareholders held on July 23, 2004 authorized the Company’s board of directors to carry out a free capital increase of up to €500,000.00, and a capital increase against payment of up to €3.0 million to be issued, in connection with the grant of stock options to employees of the Company.

     Form and Transfer of Shares

     The Company’s Ordinary Shares are in certificated form and are freely transferable by endorsement of the share certificate by or on behalf of the registered holder, with such endorsement either authenticated by a notary in Italy or elsewhere or by a broker-dealer or a bank in Italy. The transferee must request that the Company enter his name in the register of shareholders in order to establish his rights as a shareholder as against the Company.

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

     Board of Directors

     Pursuant to the Company’s By-laws, the Company may be run by a sole director or by a board of directors, consisting of seven to eleven individuals. The Company is currently run by a board of directors composed by nine individuals, and the description below will refer to such system. The board of directors is elected at a shareholders’ meeting, for the period established at the time of election but in no case for longer than three fiscal years. A director, who may be but is not required to be a shareholder of the Company, may be re-appointed for successive terms. The board of directors has complete power of ordinary and extraordinary administration of the Company after specific authorization in the cases requested by the law and in particular may perform all acts it deems advisable for the achievement of the Company’s corporate purposes, except for the actions reserved by applicable law or the By-laws to a vote of the shareholders at an ordinary or extraordinary shareholders’ meeting. See also “—Meetings of Shareholders”.

     The board of directors must appoint a chairman (Presidente) and may appoint a vice-chairman. The chairman of the board of directors is the legal representative of the Company. The board of directors may delegate certain powers to one or more managing directors (amministratori delegati), determine the nature and scope of the delegated powers of each director and revoke such delegation at any time. The managing directors must ensure, under the supervision of the board of directors, that the Company’s organizational and accounting structure is appropriate for its business and must report to the board of directors and board of statutory auditors at least every six months on the Company’s business and the main transactions carried out by the Company or by its subsidiaries.

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

     The board of directors may also appoint a general manager (direttore generale) and one or more senior managers (direttori), who report directly to the board of directors and confer powers for single acts or categories of acts to employees of the Company or persons unaffiliated with the Company.

     Meetings of the board of directors are called no less than five days in advance by registered letter or three days in advance by fax, telegram or e-mail by the chairman on his own initiative and must be called upon the request of any director or statutory auditor. Meetings may be held in person, or by video-conference or tele-conference, in the location indicated in the notice convening the meeting, or in any other destination, each time that the chairman may consider necessary. The quorum for meetings of the board of directors is a majority of the directors in office. Resolutions are adopted by the vote of a majority of the directors present at the meeting. In case of a tie, the chairman has the deciding vote.

     Directors having any interest in a proposed transaction must disclose their interest to the board and to the statutory auditors, even if such interest is not in conflict with the interest of the Company in the same transaction. The interested director is not required to abstain from voting on the resolution approving the transaction, but the resolution must state explicitly the reasons for, and the benefit to the Company of, the approved transaction. In the event that these provisions are not complied with, or that the transaction would not have been approved without the vote of the interested director, the resolution may be challenged by a director or by the board of statutory auditors if the approved transaction may be prejudicial to the Company. A managing director having any such interest in a proposed transaction within the scope of his powers must solicit prior board approval of such transaction. The interested director may be held liable for damages to the Company resulting from a resolution adopted in breach of the above rules. Finally, directors may be held liable for damages to the Company if they illicitly profit from insider information or corporate opportunities.

     The board of directors may transfer the Company’s registered office within Italy or make other amendments to the Company’s By-laws when these amendments are required by law, set up and eliminate secondary offices, approve mergers by absorption into the Company of any subsidiary in which the Company holds at least 90% of the issued share capital and reductions of the Company’s share capital in case of withdrawal of a shareholder. The board of directors may also approve the issuance of shares or convertible debentures, if so authorized by the shareholders’ meeting.

     Under Italian law, directors may be removed from office at any time by the vote of shareholders at an ordinary shareholders’ meeting. However, if removed in circumstances where there was no just cause, such directors may have a claim for indemnification against the Company. Directors may resign at any time by written notice to the board of directors and to the chairman of the board of statutory auditors. The board of directors must appoint substitute directors to fill vacancies arising from removals or resignations, subject to the approval of the board of statutory auditors, to serve until the next ordinary shareholders’ meeting. If at any time more than half of the members of the board of directors appointed at a shareholders’ meeting resign, such resign is ineffective until the majority of the new board of directors has been appointed. In such a case, the remaining members of the board of directors (or the board of statutory auditors if all the members of the board of directors have resigned or ceased to be directors) must promptly call an ordinary shareholders’ meeting to appoint the new directors.

     Shareholders determine the remuneration of directors at ordinary shareholders’ meeting appointing them. The board of directors, after consultation with the board of statutory auditors, may determine the remuneration of directors that perform management or other special services for the Company, such as the managing director, within a maximum amount established by the shareholders. Directors are entitled to reimbursement for expenses reasonably incurred in connection with their functions.

     Statutory Auditors

     In addition to electing the board of directors, the Company’s shareholders elect a board of statutory auditors (Collegio Sindacale), appoint its chairman and set the compensation of its members. At ordinary shareholders’ meetings of the Company, the statutory auditors are elected for a term of three fiscal years, may be re-elected for successive terms and may be removed only for cause and with the approval of a competent court. Expiration of their office will have no effect until a new board is appointed. Membership of the board of statutory auditors is subject to certain good standing, independence and professional requirements. In particular, at least one member must be a certified auditor.

     The Company’s By-laws provide that the board of statutory auditors shall consist of three statutory auditors and two alternate statutory auditors (who are automatically substituted for a statutory auditor who resigns or is otherwise unable to serve).

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

     External Auditor

     The corporate law reform requires companies to appoint an external auditor or a firm of external auditors, each of them qualified to act in such capacity under Italian law, that shall verify (i) during the fiscal year, that the company’s accounting records are correctly kept and accurately reflect the company’s activities, and (ii) that the financial statements correspond to the accounting records and the verifications conducted by the external auditors and comply with applicable rules. The external auditor or the firm of external auditors express their opinion on the financial statements in a report that may be consulted by the shareholders prior to the annual shareholders’ meeting.

     The external auditor or the firm of external auditors is appointed for a three-year term and its compensation is determined by a vote at an ordinary shareholders’ meeting, having heard the board of statutory auditors, and may be removed only for just cause by a vote of the shareholders’ meeting and with the approval of a competent court.

     On April 30, 2004, the Company’s shareholders appointed KPMG S.p.A., with legal offices at Via Vittor Pisani, 25, 20124 Milano, Italy, as its external auditors for a fifth consecutive three-year term.

     For the entire duration of their office the external auditors or the firm of external auditors must meet certain requirements provided for by law.

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

     The Company may hold general meetings of shareholders at its registered office in Bari, at its executive offices in Santeramo or elsewhere within Italy or at locations outside Italy, following publication of notice of the meeting in any of the following Italian newspapers: “il Sole 24 ore”, “Corriere della Sera” or “la Repubblica” at least 15 days before the date fixed for the meeting.

     Shareholders’ meetings must be convened at least once a year. The Company’s annual stand-alone financial statements are prepared by the board of directors and submitted for approval to the ordinary shareholders’ meeting which must be convened within 120 days after the end of the fiscal year to which such financial statements relate. This term may be extended to up to 180 days after the end of the fiscal year, as long as the Company continues to be bound by law to draw up consolidated financial statements or if particular circumstances concerning its structure or its purposes so require. At ordinary shareholders’ meetings, shareholders also appoint the external auditors, approve the distribution of dividends, appoint the board of directors and statutory auditors, determine their remuneration and vote on any matter the resolution or authorization of which is entrusted to them by law.

     Extraordinary shareholders’ meetings may be called to vote on proposed amendments to the By-laws, issuance of convertible debentures, mergers and de-mergers, capital increases and reductions, when such resolutions may not be taken by the board of directors. Liquidation of the Company must be resolved upon by an extraordinary shareholders’ meeting.

     The notice of a shareholders’ meeting may specify up to two meeting dates for an ordinary or extraordinary shareholders’ meeting; such meeting dates are generally referred to as “calls”.

     The quorum for an ordinary meeting of shareholders is 50% of the Ordinary Shares, and resolutions are carried by the majority of Ordinary Shares present or represented. At an adjourned ordinary meeting, no quorum is required, and the resolutions are carried by the majority of Ordinary Shares present or represented. Certain matters, such as amendments to the By-laws, the issuance of shares, the issuance of convertible debentures and mergers and de-mergers may only be effected at an extraordinary meeting, at which special voting rules apply. Resolutions at an extraordinary meeting of the Company are carried, on first call, by a majority of the Ordinary Shares. An adjourned extraordinary meeting is validly held with a quorum of one-third of the issued shares and its resolutions are carried by a majority of at least two-thirds of the holders of shares present or represented at such meeting. In addition, certain matters (such as a change in purpose or corporate form of the company, the transfer of its registered office outside Italy, its liquidation prior to the term set forth in its By-laws, the extension of the term and the issuance of preferred shares) must be carried by the holders of more than one-third of the issued shares and more than two-thirds of the shares present and represented at such meeting.

     According to the By-laws, in order to attend any shareholders’ meeting, shareholders, at least five days prior to the date fixed for the meeting, must deposit their share certificates at the offices of the Company or with such banks as may be specified in the notice of meeting, in exchange for an admission ticket. Owners of ADRs may make special arrangements with the Depositary for the beneficial owners of such ADRs to attend shareholders’ meetings, but not to vote at or formally address such meetings. The procedures for making such arrangements will be specified in the notice of such meeting to be mailed by the Depositary to the owners of ADRs.

     Shareholders may appoint proxies by delivering in writing an appropriate instrument of appointment to the Company. Directors, auditors and employees of the Company or of any of its subsidiaries may not be proxies and any one proxy cannot represent more than 20 shareholders.

     Preemptive Rights

     Pursuant to Italian law, holders of Ordinary Shares or of debentures convertible into shares, if any, are entitled to subscribe for the issuance of shares, debentures convertible into shares and rights to subscribe for shares, in proportion to their holdings, unless such issues are for non-cash consideration or preemptive rights are waived or limited by an extraordinary resolution adopted by the affirmative vote of holders of more than 50% of the Ordinary Shares (whether at an extraordinary or adjourned extraordinary meeting) and such waiver or limitation is required in the interest of the Company. There can be no assurance that the holders of ADSs may be able to exercise fully any preemptive rights pertaining to Ordinary Shares.

     Preference Shares; Other Securities

     The Company’s By-laws allow the Company to issue preference shares with limited voting rights, to issue other classes of equity securities with different economic and voting rights, to issue so-called participation certificates with limited voting rights, as well as so-called tracking stock. The power to issue such financial instruments is attributed to the extraordinary meeting of shareholders.

     The Company, by resolution of the board of directors, may issue debt securities non-convertible into shares, while it may issue debt securities convertible into shares through a resolution of the extraordinary shareholders’ meeting.

     Segregation of Assets and Proceeds

     The Company, by means of an extraordinary shareholders’ meeting resolution, may approve the segregation of certain assets into one or more separate pools. Such pools of assets may have an aggregate value not exceeding 10% of the shareholders’ equity of the company. Each pool of assets must be used exclusively for the carrying out of a specific business and may not be attached by the general creditors of the Company. Similarly, creditors with respect to such specific business may only attach those assets of the Company that are included in the corresponding pool. Tort creditors, on the other hand, may always attach any assets of the Company. The Company may issue securities carrying economic and administrative rights relating to a pool. In addition, financing agreements relating to the funding of a specific business may provide that the proceeds of such business be used exclusively to repay the financing. Such proceeds may be attached only by the financing party and such financing party would have no recourse against other assets of the Company.

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

     A corresponding reserve equal to the purchase price of such shares must be created in the balance sheet, and such reserve is not available for distribution, unless such shares are sold or cancelled. Shares purchased and held by the Company may be resold only pursuant to a resolution adopted at an ordinary shareholders’ meeting. The voting rights attaching to the shares held by the Company or its subsidiaries cannot be exercised, but the shares can be counted for quorum purposes in shareholders’ meetings. Dividends attaching to such shares will accrue to the benefit of other shareholders; pre-emptive rights attaching to such shares will accrue to the benefit of other shareholders, unless the shareholders’ meeting authorizes the Company to exercise, in whole or in part, the pre-emptive rights thereof.

     In July 2000, the shareholders of the Company approved a share repurchase program to buy-back up to 4 million shares or €51.6 million during a period of up to 18 months. The Company spent €23.2 million in 2000 and €14.6 million in 2001 to repurchase shares. The Company repurchased 1,782,700 shares in 2000 at an average cost of US$ 11.3 per share and 1,061,200 shares in 2001 at an average cost of US$ 12.3 per share. The repurchase program is no longer in effect. At an extraordinary meeting held in November 2003 the shareholders approved the cancellation of all the treasury shares. Such treasury shares were cancelled effective on February 21, 2004.

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

     Shareholders representing more than 10% of the Company’s share capital have the right to report to the competent court serious breaches of the duties of the directors, which may be prejudicial to the Company or to its subsidiaries. In addition, shareholders representing at least 20% of the Company’s share capital may commence derivative suits before the competent court against its directors, statutory auditors and general managers.

     The Company may waive or settle the suit unless shareholders holding at least 20% of the shares vote against such waiver or settlement. The Company will reimburse the legal costs of such action in the event that the claim of such shareholders is successful and the court does not award such costs against the relevant directors, statutory auditors or general managers.

     Any dispute arising out of or in connection with the By-Laws that may arise between the Company and its shareholders, directors, liquidators shall fall under the exclusive jurisdiction of the Tribunal of Bari.

     Liability for Mismanagement of Subsidiaries

     Under Italian law, companies and other legal entities that, acting in their own interest or the interest of third parties, mismanage a company subject to their direction and coordination powers are liable to such company’s shareholders and creditors for ensuing damages. This liability is excluded if (i) the ensuing damage is fully eliminated, including through subsequent transactions, or (ii) the damage is effectively offset by the global benefits deriving in general to the company from the continuing exercise of such direction and coordination powers. Direction and coordination powers are presumed to exist, among other things, with respect to consolidated subsidiaries.

     The Company is subject to the direction and coordination of INVEST 2003 S.r.l.

Certain Contracts

     As of December 31, 2004, the Group entrusted approximately 20% of its production needs, primarily relating to the assembly of raw materials and finished parts into finished products, to subcontractors in the Santeramo area. The Group recently exercised its right of termination under all of these contracts and expects them to terminate by the end of September 2005. See Item 4, “Information on the Company — Manufacturing” for a brief description of these arrangements.

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

     However, Italian resident and non-resident investors who transfer, directly or indirectly (through banks or other intermediaries) into or out of Italy, cash, investments or other securities in excess of €12,500.00 must report all such transfers to the Italian Exchange Office (“Ufficio Italiano Cambi” or “UIC”). In the case of indirect transfers, banks or other intermediaries are required to maintain records of all such transfers for five years for inspection by Italian tax and judicial authorities. Non-compliance with these reporting and record-keeping requirements may result in administrative fines or, in the case of false reporting or in certain cases of incomplete reporting, criminal penalties. The UIC is required to maintain reports for a period of ten years and may use such reports, directly or through other government offices, to police money laundering, tax evasion and any other crime or violation.

     Individuals, non-profit entities and partnerships that are residents of Italy must disclose on their annual tax returns all investments and financial assets held outside Italy, as well as the total amount of transfers to, from, within and between countries other than Italy relating to such foreign investments or financial assets, even if at the end of the taxable period foreign investments or financial assets are no longer owned. No such tax disclosure is required if: (i) the foreign investments or financial assets are exempt from income tax; or (ii) the total value of the foreign investments or financial assets at the end of the taxable period or the total amount of the transfers effected during the fiscal year does not exceed €12,500.00. Corporate residents of Italy are exempt from these tax disclosure requirements with respect to their annual tax returns because this information is required to be discussed in their financial statements.

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

Taxation

     The following is a summary of certain U.S. federal and Italian tax matters. The summary contains a description of the principal United States federal and Italian tax consequences of the purchase, ownership and disposition of Ordinary Shares or ADSs by a holder who is a citizen or resident of the United States or a U.S. corporation or who otherwise will be subject to United States federal income tax on a net income basis in respect of the Ordinary Shares or ADSs. The summary is not a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase or hold Ordinary Shares or ADSs. In particular, the summary deals only with beneficial owners who will hold Ordinary Shares or ADSs as capital assets and does not address the tax treatment of a beneficial owner who owns 10% or more of the voting shares of the Company or who may be subject to special tax rules, such as banks, tax-exempt entities, insurance companies or dealers in securities or currencies, or persons that will hold Ordinary Shares or ADSs as a position in a “straddle” for tax purposes or as part of a “constructive sale” or a “conversion” transaction or other integrated investment comprised of Ordinary Shares or ADSs and one or more other investments. The summary does not discuss the treatment of Ordinary Shares or ADSs that are held in connection with a permanent establishment through which a non-resident beneficial owner carries on business or performs personal services in Italy.

     The summary is based upon tax laws and practice of the United States and Italy in effect on the date of this annual report, which are subject to change. Investors and prospective investors in Ordinary Shares or ADSs should consult their own advisors as to the U.S., Italian or other tax consequences of the purchase, beneficial ownership and disposition of Ordinary Shares or ADSs, including, in particular, the effect of any state or local tax laws.

     For purposes of the summary, beneficial owners of Ordinary Shares or ADSs who are considered residents of the United States for purposes of the current income tax convention between the United States and Italy (the “Income Tax Convention”), and are not subject to an anti-treaty shopping provision that applies in limited circumstances, are referred to as “U.S. owners”. Beneficial owners who are citizens or residents of the United States, corporations organized under U.S. law, and U.S. partnerships, estates or trusts (to the extent their income is subject to U.S. tax either directly or in the hands of partners or beneficiaries) generally will be considered to be residents of the United States under the Income Tax Convention. Special rules apply to U.S. owners who are also residents of Italy. A new tax treaty to replace the current Income Tax Convention was signed on August 25, 1999, but has not yet been ratified by Italy. The new treaty would not change significantly the provisions of the Income Tax Convention that are discussed below (except that it would clarify the availability of benefits to certain tax-exempt organizations). These laws are subject to change, possibly on a retroactive basis.

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

     Under the Income Tax Convention, dividends derived and beneficially owned by U.S. owners are subject to an Italian withholding tax at a reduced rate of 15%. However, the amount initially made available to the Depositary for payment to U.S. owners will reflect withholding at the 27% rate. U.S. owners who comply with the certification procedures described below may then claim an additional payment of 12% of the dividend (representing the difference between the 27% rate and the 15% rate, and referred to herein as a “treaty refund”). The certification procedure will require U.S. owners (i) to obtain from the U.S. Internal Revenue Service (“IRS”) a form of certification required by the Italian tax authorities with respect to each dividend payment (Form 6166), unless a previously filed certification will be effective on the dividend payment date (such certificates are effective until March 31 of the year following submission), (ii) to produce a statement whereby the U.S. owner represents to be a U.S. owner individual or corporation and does not maintain a permanent establishment in Italy, and (iii) to set forth other required information. IRS Form 6166 may be obtained by filing a request for certification on IRS Form 8802. (Additional information, including IRS Form 8802, can be obtained from the IRS website at www.irs.gov. Information appearing on the IRS website is not incorporated by reference into this document.) The time for processing requests for certification by the IRS normally is six to eight weeks. Accordingly, in order to be eligible for the procedure described below, U.S. owners should begin the process of obtaining certificates as soon as possible after receiving instructions from the Depositary on how to claim a treaty refund.

     The Depositary’s instructions will specify certain deadlines for delivering to the Depositary the documentation required to obtain a treaty refund, including the certification that the U.S. owners must obtain from the IRS. In the case of ADSs held by U.S. owners through a broker or other financial intermediary, the required documentation should be delivered to such financial intermediary for transmission to the Depositary. In all other cases, the U.S. owners should deliver the required documentation directly to the Depositary. The Company and the Depositary have agreed that if the required documentation is received by the Depositary on or within 30 days after the dividend payment date and, in the reasonable judgment of the Company, such documentation satisfies the requirements for a refund by the Company of Italian withholding tax under the Convention and applicable law, the Company will within 45 days thereafter pay the treaty refund to the Depositary for the benefit of the U.S. owners entitled thereto.

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

     Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2009 with respect to the Company’s shares or ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends”. Dividends paid on the ADSs will be treated as qualified dividends if (i) the Company is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, (a) a passive foreign investment company (“PFIC”) or (b) for dividends paid prior to the 2005 tax year, a foreign personal holding company (“FPHC”) or foreign investment company (“FIC”). The Income Tax Convention has been approved for the purposes of the qualified dividend rules. Based on the Company’s audited financial statements and relevant market and shareholder data, the Company believes that it was not treated as a PFIC, FPHC or FIC for U.S. federal income tax purposes with respect to its 2003 or 2004 taxable year. In addition, based on the Company’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC for its 2005 taxable year.

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

     Foreign tax credits may not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities or in respect of arrangements in which a U.S. owner’s expected economic profit is insubstantial. U.S. owners should consult their own advisers concerning the implications of these rules in light of their particular circumstances.

     Distributions of additional shares to U.S. owners with respect to their ADSs that are made as part of a pro rata distribution to all shareholders of the Company generally will not be subject to U.S. federal income tax.

     A beneficial owner of Ordinary Shares or ADSs who is, with respect to the United States, a foreign corporation or a nonresident alien individual, generally will not be subject to U.S. federal income tax on dividends received on Ordinary Shares or ADSs, unless such income is effectively connected with the conduct by the beneficial owner of a trade or business in the United States.

     Taxation of Capital Gains

     Italian Tax Considerations

     Capital gains realized by non-resident shareholders on the disposal of a “qualified” shareholding held as a capital asset and not in connection with a permanent establishment through which such shareholders carry on or perform business services in Italy are subject to Italian personal or corporate income tax, for an amount equal to 40% of the overall gain. Losses can be offset against taxable gains for a corresponding amount and, if in excess, can be carried forward up to four years. A “qualified” shareholding is constituted by Ordinary Shares or ADSs and/or rights representing more than 5% of the Company’s total share capital or more than 2% of its share capital voting in the ordinary shareholders meeting. A disposal of a “qualified” shareholding occurs if in any 12-month period immediately following the date when a shareholding meets one of the thresholds illustrated above, the shareholder engages in disposals of shares or ADSs that, individually or in aggregate, constitute a “qualified” shareholding. The taxable gain realized by a non-resident shareholder who is an individual would be subject to progressive personal income tax rates (currently, the marginal tax rate is equal to 43%, plus a surcharge generally of up to 1.9%, depending on the municipality in which such non-resident shareholder earns the highest Italian-source income). The taxable gain realized by a non-resident corporate shareholder would be subject to corporate income tax, currently levied at a rate of 33%.

     Generally, a capital gains tax (“CGT”), levied at a rate of 12.5%, is imposed on gains realized upon the transfer or sale of “non-qualified” shareholdings whether held within or outside Italy. A “non-qualified” shareholding is constituted by an interest in Natuzzi which does not reach the thresholds described above. However, under domestic law, an exemption applies to gains realized on the disposal of “non-qualified” shareholdings in an Italian company the shares of which are listed on a regulated market, such as the Natuzzi shares, even when such shareholdings are held in Italy.

     Furthermore, pursuant to the Income Tax Convention, a U.S. owner will not be subject to Italian tax on any realized gains unless such U.S. owner has a permanent establishment in Italy to which Ordinary Shares or ADSs are effectively connected. To this end, U.S. residents selling Ordinary Shares or ADSs and claiming benefits under the Income Tax Convention may be required to produce appropriate documentation establishing that the above-mentioned conditions have been met. Other countries have executed income tax conventions with Italy providing for similar treatment of Italian tax on capital gains. No tax on capital gains will be imposed on the deposit or withdrawal of shares in return for ADSs.

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

     Taxation of Distributions from Capital Reserves

     Italian Tax Considerations

     Special rules apply to the distribution of capital reserves. Under certain circumstances, such a distribution may be considered as taxable income in the hands of the recipient depending on the reserves of the distributing company outstanding at the time of distribution and the actual nature of the reserves distributed. The application of such rules may also have an impact on the tax basis in the Ordinary Shares or ADSs held and/or the characterization of any taxable income received and the tax regime applicable to it. Non-resident shareholders may be subject to withholding tax and CGT as a result of such rules. You should consult your tax advisor in connection with any distribution of capital reserves.

     Other Italian Taxes

     Estate and Gift Tax. As of October 25, 2001, the Italian estate and gift tax has been abolished and consequently any transfer of shares or ADSs occurring by reason of death or gift as of that date is no longer subject to any Italian estate and gift tax.

     However, should a gift of Ordinary Shares or ADSs for a value exceeding €180,759.91 (the “Threshold”) occur and the relationship between the donor and the beneficiary not qualify for the exemption regime applicable to gifts made in favor of certain family members (e.g., spouse, parents, children, grandchildren), a registration tax of €168.0 would be due insofar as the gift agreement is either executed or registered in Italy. The materiality threshold is increased to €516,456.91 in case the beneficiary is a person with a handicap recognized pursuant to applicable law.

     Transfer Tax. An Italian transfer tax is normally payable on the transfer of shares in an Italian company, unless (i) the contract is concluded on a regulated market, or (ii) the shares are transferred to or from a non-Italian resident, on the one hand, and banks or other investment services companies, on the other hand. As a result, the transfer tax concluded either on a regulated market or with a bank or an investment service company will not be payable with respect to any transfers of Ordinary Shares or ADSs involving non-Italian residents.

Documents on Display

     The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) applicable to foreign private issuers. In accordance therewith, Natuzzi is required to file reports, including annual reports on Form 20-F, and other information with the U.S. Securities and Exchange Commission. These materials, including this annual report on Form 20-F, are available for inspection and copying at the SEC’s Public Reference Room at 450 Fifth Street N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. As a foreign private issuer, we were not required to make filings with the SEC by electronic means prior to November 4, 2002. Any filings we make electronically will be available to the public over the Internet at the SEC’s website at http://www.sec.gov. The Form 20-F and reports and other information filed by the Company with the Commission will also be available for inspection by ADS holders at the Corporate Trust Office of The Bank of New York at 101 Barclay Street, New York, New York 10286.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

     The following discussion of the Group’s risk management activities include “forward-looking statements” that involve risks and uncertainties. Actual results could differ materially from those projected in the forward looking statements. See Item 3, “Key Information — Forward Looking Information.” A significant portion of the Group’s net sales, but only approximately 40% of its costs, are denominated in currencies other than the euro, in particular the U.S. dollar.

     The Group is exposed to market risks principally from fluctuations in the exchange rates between the euro and other currencies, including in particular the U.S. dollar, and to a significantly lesser extent, from variations in interest rates.

Exchange Rate Risks

     The Group’s foreign exchange rate risks in 2004 arose principally in connection with U.S. dollars, British pounds, Canadian dollars, Australian dollars, Swiss francs, Swedish kroner, Norwegian kroner, Danish kroner and Japanese yen.

     As at December 31, 2004 and 2003, the Group had outstanding trade receivables denominated in foreign currencies totaling €66.3 million and €80.5 million, respectively, of which 54.8% and 61.9%, respectively, were denominated in U.S. dollars. On those same dates, the Group had €25.9 million and €20.7 million, respectively, of trade payables denominated in foreign currencies, principally U.S. dollars. See Notes 6 and 12 to the Consolidated Financial Statements included in Item 18 of this annual report.

     As at December 31, 2004, the Company was a party to a number of forward exchange contracts (known in Italy as domestic currency swaps) designed to hedge future sales denominated in U.S. dollars and other currencies. The Group does not use foreign exchange contracts for speculative trading purposes. At such date, the notional amounts of such forward exchange contracts aggregated €147.4 million (compared to €116.2 million at December 31, 2003), consisting of forward exchange contracts with notional amounts of U.S. dollar 51.0 million, Canadian dollar 29.5 million, Swiss franc 3.4 million, Australian dollar 28.5 million, Japanese yen 360.0 million,

British pound 35.7 million, Swedish kroner 54.0 million, Danish kroner 7.0 million, and Norwegian kroner 72.0 million. Such contracts had various maturities extending through December 2004. See Note 25 to the Consolidated Financial Statements included in Item 18 of this annual report.

     The table below summarizes in thousands of euro equivalent the contractual amounts of forward exchange contracts designed to hedge future cash flows from accounts receivable and sales orders at December 31, 2004 and 2003:

	December 31,
Sales	2004	2003

U.S. dollars	66,108	32,942
British pounds	51,451	46,267
Canadian dollars	18,629	19,044
Australian dollars	16,173	10,796
Norwegian kroner	8,774	—
Swedish kroner	5,932	—
Japanese yen	2,740	3,532
Swiss francs	2,240	3,629
Danish kroner	940	—

Total	172,987	116,210

     As at December 31, 2004, these forward exchange contracts had a net unrealized gain of €7.1 million, versus €6.3 million in 2003. The Group recorded this amount in other income (expense), net in its Consolidated Financial Statements. See Note 24 to the Consolidated Financial Statements included in Item 18 of this annual report.

     The following table presents information regarding the contract amount in thousands of euro equivalent and the estimated fair value of all of the Group’s forward exchange contracts. Contracts with unrealized gains are presented as “assets” and contracts with unrealized losses are presented as “liabilities”.

	December 31, 2004		December 31, 2003
	Contract	Fair	Contract	Fair
	Amount	Value	Amount	Value
Assets	159,584	7,191	104,206	6,544
Liabilities	13,403	(90)	12,004	(268)

Total	172,987	7,101	116,210	6,276

     The Group’s forward exchange contracts as at December 31, 2004 had maturities of maximum 12 months. The potential loss in fair value of the Group’s forward exchange contracts at December 31, 2004 that would have resulted from a hypothetical, instantaneous and unfavorable 10% change in currency exchange rates would have been approximately negative €9.4 million. This sensitivity analysis assumes an instantaneous unfavorable 10% fluctuation in exchange rates affecting the foreign currencies of the Group’s domestic currency swap contracts.

     For the accounting of transactions entered into in an effort to reduce the Group’s exchange rate risks, see Notes 3, 24 and 25 to the Consolidated Financial Statements included in Item 18 of this annual report.

Interest Rate Risks

     To a significantly lesser extent, the Group is also exposed to interest rate risk. At December 31, 2004, the Group had €11.1 million (representing 1.7% of the Group’s total assets as of that date) in debt outstanding (short-term borrowings and long-term debt, including the current portion of such debt). Of the Group’s outstanding debt as of December 31, 2004 approximately 55.1% was due within a year. See Notes 11 and 16 to the Consolidated Financial Statements included in Item 18 of this annual report.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

          None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

          None.

Item 15. Controls and Procedures

     The Company carried out an evaluation under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2004. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon the Company’s evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of December 31, 2004 were effective to provide reasonable assurance that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required. There has been no change in the Company’s internal control over financial reporting during 2004 that has materially affected, or is reasonably likely to materially affect the Company’s internal control over financial reporting.

Item 16. [Reserved]

Item 16.A Audit committee financial expert

     The Company has determined that, because of the existence and nature of its board of statutory auditors, it will qualify for an exemption provided by Exchange Act Rule 10A-3(c)(3) from many of the Rule 10A-3(c)(3) audit committee requirements, which become applicable to foreign private issuers on July 31, 2005. The board of statutory auditors has determined that each of its members is an “audit committee financial expert” as defined in Item 16A of Form 20-F. For the names of the members of the board of statutory auditors, see “Item 6. Directors, Senior Management and Employees—Statutory Auditors.”

Item 16.B Code of Ethics

     The Company has adopted a code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act. This code of ethics applies, among others, to the Company’s Chief Executive Officer and Chief Financial Officer. The Company’s code of ethics is available on its website at www.natuzzi.com/codeofethics/. If the Company amends the provisions of its code of ethics that apply to the Company’s Chief Executive Officer and Chief Financial Officer, or if the Company grants any waiver of such provisions, it will disclose such amendment or waiver on its website at the same address.

Item 16.C Principal Accountant Fees and Services

     The following table sets forth the aggregate fees billed to the Company by its independent auditors, KPMG in Italy and abroad during the fiscal years ended December 31, 2004 and 2003, for audit fees, audit-related fees, tax fees and all other fees.

	2004	2003
	(in euros)
Audit fees	463,317.00	336,852.00
Audit-related fees	—	—
Tax fees	—	1,477.00
Other fees	—	3,517.00

Total fees	463,317.00	341,846.00

     Audit fees in the above table are the aggregate fees billed by KPMG in connection with the audit of the Company’s annual financial statements and the review of our interim financial statements.

     Tax fees in the above table are fees billed by KPMG for tax compliance services.

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

Item 16.E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

     From January 1, 2004, to December 31, 2004, no purchases were made by or on behalf of the Company or any affiliated purchaser of the Company’s Ordinary Shares or ADSs.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

Item 19. Exhibits

     1.1 English translation of the by-laws (Statuto) of the Company, as amended and restated as of July 23, 2004.

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

     8.1 List of Significant Subsidiaries.

     12.1 Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

     12.2 Chief Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

     13.1 Certifications pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Report of Independent Registered Public Accounting Firm

To the Shareholders of
Natuzzi S.p.A.

We have audited the accompanying consolidated balance sheets of Natuzzi S.p.A. and subsidiaries (the ‘Natuzzi Group’) as of December 31, 2004 and 2003 and the related consolidated statements of earnings, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the management of Natuzzi S.p.A.. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Natuzzi Group as of December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with established accounting principles in the Republic of Italy.

Established accounting principles in the Republic of Italy vary in certain significant respects from generally accepted accounting principles in the United States of America. Information relating to the nature and effect of such differences is presented in note 27 to the consolidated financial statements.

KPMG S.p.A.

Bari, Italy
May 18, 2005

Natuzzi S.p.A. and Subsidiaries

Consolidated Balance Sheets
December 31, 2004 and 2003
(Expressed in thousands of euros)

	December 31, 2004	December 31, 2003
ASSETS
Current assets:
Cash and cash equivalents (note 4)	87,340	63,565
Marketable debt securities (note 5)	5	5
Trade receivables, net (note 6)	137,559	154,501
Other receivables (note 7)	41,169	58,157
Inventories (note 8)	112,601	97,518
Unrealized foreign exchange gains (note 25)	7,101	6,276
Prepaid expenses and accrued income	2,390	2,143
Deferred income taxes (note 14)	1,227	955

Total current assets	389,392	383,120

Non current assets:
Property plant and equipment (note 9 and 22)	389,262	360,846
Less accumulated depreciation (note 9 and 22)	(117,257)	(106,653)

Net property, plant and equipment	272,005	254,193
Treasury shares (note 19)	—	37,828
Other assets (note 10)	11,228	17,087
Deferred income taxes (note 14)	602	166

Total assets	673,227	692,394

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Short-term borrowings (note 11)	5,572	4,770
Current portion of long-term debt (note 16)	571	1,291
Accounts payable-trade (note 12)	83,737	80,913
Accounts payable-other (note 13)	20,353	17,858
Income taxes (note 14)	2,521	4,258
Salaries, wages and related liabilities (note 15)	18,732	16,091

Total current liabilities	131,486	125,181

Long-term liabilities:
Employees’ leaving entitlement (note 3 (n) )	29,617	27,587
Long-term debt (note 16)	4,998	4,218
Deferred income taxes (note 14)	433	376
Deferred income for capital grants (note 3 (m))	12,485	13,359
Other liabilities (note 17)	5,359	5,716

Minority interest (note 18)	916	894

Shareholders’ equity (note 19) :
Share capital	54,682	57,526
Reserves	42,292	80,236
Additional paid-in capital	8,282	8,282
Retained earnings	382,677	369,019

Total shareholders’ equity	487,933	515,063

Commitments and contingent liabilities (notes 21 and 25)	—	—
Total liabilities and shareholders’ equity	673,227	692,394

See accompanying notes to consolidated financial statements

Natuzzi S.p.A. and Subsidiaries

Consolidated Statements of Earnings
Years ended December 31, 2004, 2003, and 2002
(Expressed in thousands of euros except per share data)

	2004	2003	2002
Net sales (note 22)	753,434	769,579	805,143
Cost of sales (note 23)	(484,601)	(508,764)	(517,423)

Gross profit	268,833	260,815	287,720
Selling expenses	(188,182)	(179,282)	(145,378)
General and administrative expenses	(40,673)	(39,205)	(40,532)

Operating income	39,978	42,328	101,810
Other income (expense), net (note 24)	(3,892)	3,631	14,551

Earnings before taxes and minority interest	36,086	45,959	116,361
Income taxes (note 14)	(17,650)	(8,501)	(24,997)

Earnings before minority interest	18,436	37,458	91,364
Minority interest	(83)	(158)	74

Net earnings	18,353	37,300	91,438

Basic earnings per share (note 3(u))	0.34	0.68	1.67

Diluted earnings per share (note 3(u))	0.34	0.68	1.67

See accompanying notes to consolidated financial statements

Natuzzi S.p.A. and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity
Years ended December 31, 2004, 2003 and 2002
(Expressed in thousands of euros except number of ordinary shares)

	Share capital			Additional
	Number of			paid-in	Retained
	Ordinary shares	Amount	Reserves	capital	Earnings	Total
Balances at December 31, 2001	54,681,628	57,526	70,357	8,282	292,297	428,462

Dividends distributed	—	—	—	—	(15,705)	(15,705)
Exchange difference on translation of financial statements	—	—	—	—	(8,387)	(8,387)
Transfers to legal reserve	—	—	2,714	—	(2,714)	—
Net earnings	—	—	—	—	91,438	91,438

Balances at December 31, 2002	54,681,628	57,526	73,071	8,282	356,929	495,808

Dividends distributed	—	—	—	—	(18,045)	(18,045)
Transfer to legal reserve	—	—	7,375	—	(7,375)	—
Transfer for liquidation of subsidiary	—	—	(210)	—	210	—
Net earnings	—	—	—	—	37,300	37,300

Balances at December 31, 2003	54,681,628	57,526	80,236	8,282	369,019	515,063

Dividends distributed	—	—	—	—	(7,655)	(7,655)
Treasury shares cancelled	—	(2,844)	(37,828)	—	2,844	(37,828)
Transfer for liquidation of subsidiary	—	—	(116)	—	116	—
Net earnings	—	—	—	—	18,353	18,353

Balances at December 31, 2004	54,681,628	54,682	42,292	8,282	382,677	487,933

See accompanying notes to consolidated financial statements

Natuzzi S.p.A. and Subsidiaries

Consolidated Statements of Cash Flows
Years ended December 31, 2004, 2003 and 2002
(Expressed in thousands of euros)

	2004	2003	2002
Cash flows from operating activities:
Net earnings	18,353	37,300	91,438

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	34,068	27,221	16,867
Employees’ leaving entitlement	7,435	6,776	7,091
Deferred income taxes	(651)	799	401
Minority interest	83	158	(38)
(Gain) loss on disposal of assets	(3,468)	814	30
Unrealized foreign exchange losses and gains	621	(264)	(2,923)
Deferred income for capital grants	(874)	(870)	194

Change in assets and liabilities:
Receivables, net	28,052	5,096	(23,898)
Inventories	(16,637)	(7,251)	3,814
Prepaid expenses and accrued income	(240)	(903)	(322)
Other assets	(893)	(2,122)	(2,524)
Accounts payable	6,659	(18,370)	5,565
Income taxes	(1,737)	(5,041)	5,563
Salaries, wages and related liabilities	2,641	1,383	1,114
Other liabilities	(357)	(1,719)	1,024
Employees’ leaving entitlement	(4,795)	(4,766)	(3,781)

Total adjustments	49,907	941	6,177

Net cash provided by operating activities	68,260	38,241	97,615

Cash flows from investing activities:
Property, plant and equipment:
Additions	(51,860)	(47,259)	(68,653)
Disposals	9,407	762	242
Government grants received	—	3,119	10,042
Marketable debt securities:
Purchases	—	—	—
Proceeds from sales	—	21	1
Purchase of business, net of cash acquired	(100)	(6,482)	—
Disposal of business	5,475	—	—

	2004	2003	2002
Purchase of minority interest	—	—	(123)

Net cash used in investing activities	(37,078)	(49,839)	(58,491)

Cash flows from financing activities:
Long-term debt:
Proceeds	1,284	1,970	2,166
Repayments	(1,349)	(1,739)	(1,421)
Short-term borrowings	1,820	299	(134,315)
Dividends paid to shareholders	(7,655)	(18,045)	(15,705)
Dividends paid to minority interests	(61)	(26)	—
Net cash provided by (used in) financing activities	(5,961)	(17,541)	(149,275)

Effect of translation adjustments on cash	(1,446)	(3,991)	(1,354)

Increase (decrease) in cash and cash equivalents	23,775	(33,130)	(111,505)

Cash and cash equivalents, beginning of the year	63,565	96,695	208,200

Cash and cash equivalents, end of the year	87,340	63,565	96,695

Supplemental disclosure of cash flow information:

Cash paid during the year for interest	1,003	606	3,588

Cash paid during the year for income taxes	9,293	24,955	20,188

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

The subsidiaries included in the consolidation at December 31, 2004, together with the related percentages of ownership, are as follows:

	Percentage of
Name	ownership	Registered office	Activity
Italsofa Bahia Ltda	97.99	Bahia, Brazil	(1)
Italsofa (Shanghai) Co., Ltd	100.00	Shanghai, China	(1)
SC Italsofa Romania S.r.l.	100.00	Baia Mare, Romania	(1)
Minuano Nordeste S.A.	100.00	Pojuca, Brazil	(1)
Natco S.p.A.	99.99	Bari, Italy	(2)
I.M.P.E. S.p.A.	90.83	Qualiano, Italy	(3)
Divani Due S.r.l.	100.00	Verona, Italy	(4)
Natuzzi Americas, Inc	100.00	High Point, NC, U.S.A.	(4)
Natuzzi Asia, Ltd	100.00	Hong Kong, China	(4)
Natuzzi Ibérica S.A.	100.00	Madrid, Spain	(4)
Natuzzi (Switzerland) AG	97.00	Dietikon, Switzerland	(4)
Natuzzi Nordic ApS	100.00	Copenhagen, Denmark	(4)
Natuzzi Benelux NV	100.00	Geel, Belgium	(4)
Natuzzi Germany GmbH	100.00	Düsseldorf, Germany	(4)
Kingdom of Leather Limited	100.00	London, UK	(4)
Esmeralda Holdings, Ltd	100.00	London, U.K.	(4)
Nacon S.p.A.	100.00	Bari, Italy	(5)
Italholding S.r.l.	100.00	Bari, Italy	(5)
Kingdom of Leather Trustees Limited	100.00	London, U.K.	(5)
Natuzzi Netherlands Holding B.V.	100.00	Amsterdam, Holland	(5)
Natuzzi United Kingdom, Limited	100.00	London, U.K.	(5)
Natuzzi Trade Service S.r.l.	100.00	Bari, Italy	(6)
Softaly Shanghai, Ltd	100.00	Shanghai, China	(7)

(1)	Manufacturing and distribution

(2)	Intragroup leather dyeing and finishing

(3)	Production and distribution of polyurethane foam

(4)	Distribution

(5)	Investment holding

(6)	Transportation services

(7)	Non operative

Natuzzi S.p.A. and Subsidiaries

Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

During December 2004 the Company sold 100% of the outstanding common shares of Spagnesi S.p.A. to a third party, for a cash consideration of 5,475. Spagnesi S.p.A. was a manufacturing facility located in North of Italy (near to Florence), specialized in the production of a particular line of traditional leather sofas. As of the date of the disposal all products of this enterprise were bought by Natuzzi. In particular, on the basis of the disposal agreement Natuzzi will continue to buy up to 12,000 products from Spagnesi at market price for a certain period. However, the Company is under no obligation to make such purchases.

In 2004 Style and Comfort S.r.l. was merged into Natuzzi S.p.A..

In January 2004 the Company incorporated a new subsidiary, Natuzzi Germany Gmbh, which provides sales support for the Group in Germany.

During 2004 the Company incorporated two new subsidiaries, Nacon S.r.l. and Italholding S.r.l., which are investment holding companies.

On November 23, 2004 the Company acquired 100% of Divani Due S.r.l., based in Verona, for a cash consideration of 100. This acquired enterprise has a network of five stores mainly located in North of Italy. The acquisition was accounted for using the purchase method and it resulted in a goodwill of 1,251, which represents the excess of purchase price over fair value of net liabilities assumed. The following table summarizes the estimated fair value of the assets acquired and the liabilities assumed at date of acquisition.

Current assets	353
Goodwill	1,251
Other non current assets	377
Current liabilities	(369)
Non current liabilities	(142)

Purchase price	1,470

The purchase price is composed by the consideration paid 100, plus the elimination of trade receivables from Divani Due S.r.l. of 1,370.

In addition Divani Due S.r.l. recorded for the years ended December 31, 2004 and 2003 net sales of 190 and 1,535, respectively.

In January 2003 the Company incorporated a new subsidiary, Natuzzi Benelux S.A., which provides sales support for the Group in Belgium, Holland and Luxembourg.

On May 7, 2003 the Company acquired 100% of the outstanding common shares of Natuzzi United Kingdom Limited (former Castelgate 170 Ltd), based in London, ultimate parent company of the Kingdom of Leather Group (KOL or KOL Group), a leading UK upholstered furniture specialist with a network of 14 stores, mainly located in England. The primary reason for this acquisition was the opportunity to increase market share in the United Kingdom. The factors that contributed to the determination of the price were the presence of stores in key geographic locations and the presence of a well-placed sales force. The acquisition was accounted for using the purchase method and it resulted in a goodwill of 9,179, which represents the excess of purchase price over fair value of net liabilities assumed. The following table summarizes the estimated fair value of the assets acquired and the liabilities assumed at date of acquisition.

Natuzzi S.p.A. and Subsidiaries

Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

Current assets	10,324
Goodwill	9,179
Other non current assets	3,008
Current liabilities	(17,911)
Non current liabilities	(267)

Purchase price	4,333

In addition, the following table summarizes the consolidated statements of earnings of the KOL Group for the years ended December 31, 2003 and 2002.

	2003	2002
Net sales	40,483	47,615
Cost of sales	(21,730)	(23,552)

Gross profit	18,753	24,063

Selling expenses	(20,994)	(19,938)
General and administrative expenses	(4,957)	(4,869)

Operating loss	(7,198)	(744)

Other income, net	1,828	(711)

Loss before taxes	(5,370)	(1,455)
Income taxes	—	—

Net loss	(5,370)	(1,455)

On October 6, 2003 the Company acquired 100% of the shares of Minuano Nordeste SA (Minuano), at a price of 4,298, of which 2,149 was paid in cash, with the balance to be paid in installments before the end of 2006. At December 31, 2004 and 2003 this payable is included in other liabilities (see notes 13 and 17). The main reason for this acquisition was that the enterprise acquired signed an agreement with the Brazilian Government whereby it will enjoy certain export incentives until 2015. At the time of the acquisition the subsidiary was dormant. During 2004 this subsidiary started and completed the construction of the facilities for the production of leather upholstery furniture labelled “Italsofa”. The acquisition resulted in a goodwill of 4,053, which represents the excess of purchase price over fair value of acquired net assets. The fair value of assets acquired and liabilities assumed were as follows:

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

During 2002, the Company acquired part of the minority interest (20%) of Natuzzi Switzerland AG for a consideration of 123 in cash. Goodwill arising from that acquisition amounted to 97.

2.	Basis of preparation and principles of consolidation

The financial statements utilized for the consolidation are the statutory financial statements of each Group company at December 31, 2004, 2003 and 2002. The 2003 and 2002 financial statements have been approved by the respective shareholders of the relevant companies. The 2004 financial statements have been approved only by the directors of the respective companies.

The financial statements of subsidiaries are adjusted, where necessary, to conform to Natuzzi’s accounting principles and policies, which are consistent with Italian legal requirements governing financial statements considered in conjunction with established accounting principles promulgated by the Italian Accounting Profession and in their absence and when applicable, by the International Financial Reporting Standards issued by the International Accounting Standards Board (IASB). The consolidated financial statements are classified in accordance with the presentations generally used in international practice.

Established accounting principles in the Republic of Italy vary in certain significant respects from generally accepted accounting principles in the United States of America. Information relating to the nature and effect of such differences is presented in note 27 to the consolidated financial statements.

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

On January 1, 2002, the Company adopted the euro as its reporting currency and therefore the accompanying consolidated balance sheet as of December 31, 2004 and 2003, consolidated statement of earnings, consolidated statements of changes in shareholders’ equity and consolidated statement of cash flows for each of the years in the three-year period ended December 31, 2004 are presented in euros. All consolidated financial statements for each period

Natuzzi S.p.A. and Subsidiaries

Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

presented prior to January 1, 2002 have been restated into euros using the official lira-euro exchange rate fixed as of January 1, 1999 (euro 1 is equal to lire 1,936.27). Due to the fixed lira-euro exchange rate, the Company’s restated consolidated financial statements will depict the same trends as would have been presented if it had continued to present its consolidated financial statements in Italian lire. Natuzzi consolidated financial statements, however, will not be comparable to the euro consolidated financial statements of other companies that previously reported their financial statements in a currency other than lira because of currency fluctuations between the lira and other currencies.

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

b) Forward exchange contracts

The Group enters into forward exchange contracts (known in Italian financial markets as domestic currency swaps) to manage its exposure to foreign currency risks. As from January 1, 2003 the Company adopted a close interpretation of methods for documenting all relationships between its hedging instruments (domestic currency swaps) and its hedged items. As a consequence of this, effective January 1, 2003 forward exchange contracts are not used to hedge any on – or off-balance sheet items. Therefore, at December 31, 2004 all unrealized gains or losses on such contracts are recorded in other income (expense), net, in the consolidated statements of earnings.

Until December 31, 2002, the accounting for forward exchange contracts, depending on their use, was as follows:

■	Forward exchange contracts used to hedge accounts receivable were considered when remeasuring the related balance sheet item at the contract rate. Foreign exchange gains and losses from the remeasurement of the accounts receivable at contract rate were recorded within other income (expense), net, in the consolidated statements of earnings.

Natuzzi S.p.A. and Subsidiaries

Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

■	Forward exchange contracts were used to hedge future sales if the sales were supported by sales orders and customers’ indications of future purchases as of the balance sheet date which were confirmed by sales orders received within the earlier of four months after the year-end or the issuance of the consolidated financial statements. Unrealized gains and losses on these forward contracts were deferred.

■	Unrealized gains and losses on forward exchange contracts not hedging any on-or off-balance sheet items were recorded in other income (expense), net, in the consolidated statements of earnings.

The change in the application of this accounting principle had an immaterial impact on the consolidated statement of earnings for the year ended December 31, 2003.

c) Financial statements of foreign operations

The Group’s foreign subsidiaries are considered an integral part of the Company due to various factors including significant intercompany transactions, financing, and cash flow indicators. Therefore, the functional currency for these foreign subsidiaries is the functional currency of the parent, namely the euro. As a result all monetary assets and liabilities are remeasured, at the end of each reporting period, using euro and the resulting gain or loss is recognized in the consolidated statements of earnings. For all non monetary assets and liabilities, share capital and retained earnings historical exchange rates are used. The average exchange rates during the year are used for revenues and expenses, except for those revenues and expenses related to assets and liabilities translated at historical exchange rates.

d) Cash and cash equivalents

The Company classifies as cash and cash equivalents cash on hand, amounts on deposit and on account in banks and cash invested temporarily in various instruments with maturities of three months or less at time of purchase.

e) Marketable debt securities

Marketable debt securities are valued at the lower of cost or market value determined on an individual security basis. A valuation allowance is established and recorded as a charge to other income (expense), net, for unrealized losses on securities. Unrealized gains are not recorded until realized. Recoveries in the value of securities are recorded as part of other income (expense), net, but only to the extent of previously recognized unrealized losses.

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

k) Impairment of long-lived assets and long-lived assets to be disposed of

The Company reviews long-lived assets, including intangible assets with estimable useful lives, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Estimated fair value is generally based on either appraised value or

Natuzzi S.p.A. and Subsidiaries

Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

measured by discounted estimated future cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

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

Until December 31, 2000 capital grants were recorded, net of tax, within reserves in shareholders’ equity. As from January 1, 2001 all new capital grants are recorded in the consolidated balance sheet initially as deferred income and subsequently recognized in the consolidated statement of earnings as revenue on a systematic basis over the useful life of the related asset. At December 31, 2004 and 2003 the deferred income for capital grants amounts to 12,485 and 13,359, respectively.

Cost reimbursement grants relating to training and other personnel costs are credited to income when received from government agencies.

n) Employees’ leaving entitlement

Leaving entitlements represent amounts accrued for each Italian employee that are due and payable upon termination of employment, assuming immediate separation, determined in accordance with applicable labour laws. The Group accrues the full amount of employees’ vested benefit obligation as determined by such laws for leaving entitlements.

Natuzzi S.p.A. and Subsidiaries

Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

The expense recorded for the leaving entitlement for the years ended December 31, 2004, 2003 and 2002 was 7,435, 6,776 and 7,091, respectively.

The number of workers employed by the Group totalled 6,832 and 6,230 at December 31, 2004 and 2003, respectively.

o) Net sales

The Company recognizes revenue on sales at the time products are shipped from the manufacturing facilities, and when the following criteria are met: persuasive evidence of an arrangement exists; the price to the buyer is fixed and determinable; and collectibility of the sales price is reasonably assured.

Revenues are recorded net of returns, warranties and discounts. Sales returns, warranty costs and discounts are estimated and provided for in the year of sales. Such allowances are made based on historical trends. The Company has the ability to make a reasonable estimate of such allowances due to large volumes of homogeneous transactions and historical experience.

p) Shipping and handling costs

Shipping and handling costs sustained to transport products to customers are expensed in the periods incurred and are included in selling expenses. Shipping and handling expenses recorded for the years ended December 31, 2004, 2003 and 2002 were 70,329, 68,194 and 65,338, respectively.

q) Advertising costs

Advertising costs are expensed in the periods incurred and are included in selling expenses. Advertising expenses recorded for the years ended December 31, 2004, 2003 and 2002 were 33,855, 32,114 and 23,578, respectively.

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

u) Earnings per share

Basic earnings per share is calculated by dividing net earnings attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period after considering the effect of outstanding treasury shares. Diluted earnings per share included the effects of possible issuance of ordinary shares under share grants and option plans in the determination of the weighted average number of ordinary shares outstanding during the period. The following table provides the amounts used in the calculation of earnings per share:

	2004	2003	2002
Net earnings attributable to ordinary shareholders	18,353	37,300	91,438

Weighted-average number of ordinary shares outstanding during the year	54,681,628	54,681,628	54,681,628

Increase resulting from assumed conversion of share grants and options	27,576	—	—

Weighted-average number of ordinary shares and potential shares outstanding during the year	54,709,204	54,681,628	54,681,628

4.	Cash and cash equivalents

Cash and cash equivalents are analyzed as follows:

	2004	2003
Cash on hand	272	503
Bank accounts in Euro	28,033	6,217
Bank accounts in foreign currency	58,948	56,524
Money market instruments	87	321

Total	87,340	63,565

Natuzzi S.p.A. and Subsidiaries

Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

5.	Marketable debt securities

Details regarding marketable debt securities are as follows:

	2004	2003
Foreign corporate bonds	5	5
Italian Government bonds	—	—

Total	5	5

Further information regarding the Group’s investments in marketable debt securities is as follows:

		Gross unrealized		Fair
2004	Cost	Gains	Losses	value
Foreign corporate bonds	5	—	—	5
Italian Government bonds	—	—	—	—

Total	5	—	—	5

		Gross unrealized		Fair
2003	Cost	Gains	Losses	value
Foreign corporate bonds	5	—	—	5
Italian Government bonds	—	—	—	—

Total	5	—	—	5

	2004	2003	2002
Proceeds from sales	—	21	—
Realized gains	—	—	—
Realized losses	—	—	—

The contractual maturity of the Group’s marketable debt securities at December 31, 2004 is between 1 – 5 years.

Natuzzi S.p.A. and Subsidiaries

Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

6.	Trade receivables, net

Trade receivables are analyzed as follows:

	2004	2003
North American customers	42,841	57,730
Other foreign customers	54,546	52,472
Domestic customers	41,743	45,723
Trade bills receivable	3,863	4,238

Total	142,993	160,163
Allowance for doubtful accounts	(5,434)	(5,662)

Total trade receivables, net	137,559	154,501

Trade receivables are due primarily from major retailers who sell directly to customers.

No single customer accounted for more than 5% of the company’s sales in 2004, 2003 and 2002 or accounts receivable at December 31, 2004 and 2003. The Company insures its collection risk in respect of a significant portion of accounts receivable outstanding balances and estimates an allowance for doubtful accounts based on the insurance in place, the credit worthiness of its customers as well as general economic conditions.

The following table provides the movements in the allowance for doubtful accounts:

	2004	2003	2002
Balance, beginning of year	5,662	4,727	5,469
Charges-bad debt expense	1,297	1,441	97
Reductions-write off of uncollectible accounts	(1,525)	(506)	(839)

Balance, end of year	5,434	5,662	4,727

Trade receivables denominated in foreign currencies at December 31, 2004 and 2003 totalled 66,336 and 80,528, respectively. These receivables consist of the following:

	2004	2003
U.S. dollars	36,257	49,887
British pounds	8,744	9,015
Canadian dollars	7,729	9,174
Australian dollars	6,431	6,685
Other currencies	7,175	5,767

Total	66,336	80,528

7.	Other receivables

Other receivables are analyzed as follows:

Natuzzi S.p.A. and Subsidiaries

Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

	2004	2003
VAT	14,289	25,214
Receivable from tax authorities	10,269	18,692
Advances to suppliers	4,506	4,633
Government capital grants	4,890	4,957
Other	7,215	4,661

Total	41,169	58,157

The VAT receivable includes value added taxes and interest thereon reimbursable to various companies of the Group. While currently due at the balance sheet date, the collection of the VAT receivable may extend over a maximum period of up to two years.

The receivable from the tax authorities represents principally advance taxes paid in excess of the amounts due and interest thereon.

8.	Inventories

Inventories are analyzed as follows:

	2004	2003
Leather and other raw materials	70,763	58,830
Goods in process	12,916	15,213
Finished products	28,922	23,475

Total	112,601	97,518

9.	Property, plant and equipment and accumulated depreciation

Fixed assets are listed below together with accumulated depreciation.

	Cost or	Accumulated	Annual rate of
2004	valuation	depreciation	depreciation
Land	10,149	—	—
Industrial buildings	164,283	(30,084)	3-10%
Machinery and equipment	112,300	(57,861)	11.5–25%
Airplane	24,075	(2,167)	6%
Office furniture and equipment	22,025	(15,619)	12-20%
Retail gallery and stores furnishings	16,965	(6,126)	25–35%
Transportation equipment	5,725	(3,920)	20-25%
Leasehold improvements	2,676	(1,480)	10-20%
Construction in progress	29,867	—	—
Advances to suppliers	1,197	—	—

Total	389,262	(117,257)

Natuzzi S.p.A. and Subsidiaries

Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

	Cost or	Accumulated	Annual rate of
2003	valuation	depreciation	depreciation
Land	9,916	—	—
Industrial buildings	158,286	(26,417)	3-10%
Machinery and equipment	102,469	(52,530)	11.5-25%
Airplane	36,800	(6,923)	6%
Office furniture and equipment	21,203	(14,016)	12-20%
Retail gallery and stores furnishings	12,289	(2,114)	25–35%
Transportation equipment	5,646	(3,570)	20-25%
Leasehold improvements	2,388	(1,083)	10-20%
Construction in progress	11,276	—	—
Advances to suppliers	573	—	—

Total	360,846	(106,653)

Construction in progress relates principally to manufacturing facilities.

10.	Other assets

Other assets consist of the following:

	2004	2003
Goodwill	15,061	14,338
Equity in an affiliated company	2,650	—
Trademarks and patents	561	10,826
Others	11,323	10,743

Total, gross	29,595	35,907
Less impairment losses	(6,119)	(232)
Less accumulated amortization	(12,248)	(18,588)

Total, net	11,228	17,087

At December 31, 2004 and 2003 the net book value of goodwill may be analyzed as follows:

	2004	2003

Gross carrying amount	15,061	14,338
Less impairment losses	(6,119)	(232)
Less accumulated depreciation	(4,449)	(1,982)

Net book value	4,493	12,124

At December 31, 2004 and 2003 the net book value of goodwill arising from business acquisitions completed after July 1, 2001 amounts to 4,493 and 12,008, respectively.

During 2004 the Company acquired 49% of the quotas of Salena S.r.l.. The consideration was not paid in cash but with transfer of trade receivables, which fair value were 2,650. At the date of the acquisition the excess of cost over the fair value of the portion of net assets acquired has been allocated to land and buildings. This enterprise is not operating and it owns land and industrial buildings, under a capital lease agreement, in a town close to Milan (North of Italy). Part of the industrial buildings is leased to a transportation company under an operating lease agreement. At December 31, 2004 this investment is accounted under the equity method.

Natuzzi S.p.A. and Subsidiaries

Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

11.	Short-term borrowings

Short-term borrowings consist of the following:

	2004	2003
Bank borrowings	4,255	3,547
Bank overdrafts	1,317	1,223

	5,572	4,770

While bank overdrafts are payable on demand, bank borrowings consist of unsecured line of credit agreements with banks and have various short maturities.

At December 31, 2004 the short-term borrowings included 5,482 denominated in foreign currencies.

The weighted average interest rates on the above-listed short-term borrowings at December 31, 2004 and 2003 are as follows:

	2004	2003
Bank borrowings	3.45%	2.28%
Bank overdrafts	4.75%	2.42%

Credit facilities available to the Group, including amounts guaranteed under surety bonds, amounted to 108,992 and 209,102 at December 31, 2004 and 2003, respectively. The unused portion of these facilities amounted to 103,420 and 204,332 at December 31, 2004 and 2003, respectively.

12.	Accounts payable-trade

Accounts payable-trade totalling 83,737 and 80,913 at December 31, 2004 and 2003, respectively, represent principally amounts payable for purchases of goods and services in Italy and abroad, and includes 25,881 and 20,782 at December 31, 2004 and 2003, respectively, denominated in foreign currencies.

13.	Accounts payable-other

Accounts payable-other are analyzed as follows:

	2004	2003
Payable to customers	5,422	4,884
Cooperative advertising and quantity discount	3,663	3,705
Withholding taxes on payroll and on other	3,367	3,516
Provision for returns warranties and other discounts	3,477	3,363
Payable to minority interest for dividends	648	620
Payable to third parties for business acquisition	859	430
Other	2,917	1,340

Total	20,353	17,858

Natuzzi S.p.A. and Subsidiaries

Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

14.	Taxes on income

Italian companies are subject to two income taxes at the following rates:

	2004	2003	2002
IRES (state tax)	33.00%	34.00%	36.00%
IRAP (regional tax)	4.25%	4.25%	4.25%

On December 12, 2003, the Italian Government approved the legislative decree n. 344 which enacted certain changes in the fiscal legislation for fiscal years beginning on or after January 1, 2004. The principal change made was the introduction of the new state income tax IRES which replaced IRPEG, with the simultaneous elimination of the dual income tax system. The enacted IRES tax rate for 2004 is 33% of taxable income. IRES is a state tax and is calculated on the taxable income determined on the income before taxes modified to reflect all temporary and permanent differences regulated by the tax law.

As a result of these new tax rules, the Company adjusted the effect of changes in IRPEG tax rates on net deferred tax assets during the year ended December 31, 2003, as it includes the enactment date. These changes in tax rates resulted in a decrease of net deferred tax assets by 55 as of December 31, 2003.

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

Under Italian investment incentive schemes for under-industrialized regions, certain of the Group’s operating entities were entitled to enjoy a full exemption from IRPEG and a significant part of IRAP for ten years. A very significant portion of the Group’s consolidated earnings before minority interest in 2003 and 2002 is derived from companies entitled to some extent to the aforementioned exemptions, the most significant of which expired in 2003. In addition, as from 2003 certain foreign subsidiaries (Italsofa Shanghai Ltd, Italsofa Bahia Ltd, Minuano Nordeste S.A. and Italsofa Romania) enjoy significant tax benefits, such as corporate income tax exemptions or reductions of the corporate income tax rates effectively applicable, the most significant of which will expire in 2012. The tax reconciliation table reported below describes the effect of such exemptions on the Group’s 2004, 2003 and 2002 income tax charge.

Approximately 55.1%, 57.3% and 88.8% respectively, of the Group’s consolidated earnings before taxes were generated by domestic Italian operations during 2004, 2003 and 2002. However, consolidated earnings before taxes are analyzed as follows:

	2004	2003	2002
Domestic	19,878	26,319	103,370
Foreign	16,208	19,640	12,991

Total	36,086	45,959	116,361

Natuzzi S.p.A. and Subsidiaries

Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

The effective income tax rates for the years ended December 31, 2004, 2003 and 2002 were 48.9%, 18.5% and 21.5%, respectively. The actual income tax expense differs from the ‘expected’ income tax expense (computed by applying the state tax, which is 33% for 2004, 34% for 2003 and 36% for 2002, to income before income taxes and minority interest) as follows:

	2004	2003	2002
Expected income tax charge at full tax rates	11,908	15,626	41,890
Effects of:
■ Tax exempt income	(5,664)	(19,080)	(25,079)
■ Aggregate effect of different tax rates in foreign jurisdictions	(1,796)	(863)	(1,806)
■ Italian regional tax	5,954	5,819	7,049
■ Non-deductible expenses	2,187	3,075	1,017
■ Depreciation and impairment of goodwill	2,931	570	80
■ Effect of net change in valuation allowance established against deferred tax assets	1,119	3,180	1,725
■ Tax effect of unremitted earnings	1,011	119	—
■ Tax effect of change in tax rates	—	55	121

Actual tax charge	17,650	8,501	24,997

Total taxes for the years ended December 31, 2004, 2003 and 2002 relate to earnings from operations.

Total income taxes for the years ended December 31, 2004, 2003 and 2002 were allocated as follows:

Natuzzi S.p.A. and Subsidiaries

Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

	2004	2003	2002
Current:
Italian	14,769	2,812	22,104
Foreign	3,532	4,890	2,492

Total (a)	18,301	7,702	24,596

Deferred:
Italian	(760)	393	112
Foreign	109	406	289

Total (b)	(651)	799	401

Total (a + b)	17,650	8,501	24,997

The tax years from January 1, 1999 for the majority of the Italian companies are open to assessment for additional taxes.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2004 and 2003 are presented below:

	2004	2003
Deferred tax assets:
■ Tax loss carryforwards	8,990	4,497
■ Allowance for doubtful accounts	1,195	1,387
■ Provision for sales representatives	816	1,051
■ Provision for contingent liabilities	368	368
■ Provision for returns and discounts	292	381
■ Impairment of fixed assets	11	1,428
■ Other temporary differences	1,311	810

Total gross deferred tax assets	12,983	9,922
■ Less valuation allowance	(8,990)	(8,060)

Net deferred tax assets	3,993	1,862

Deferred tax liabilities:
■ Unremitted earnings of subsidiaries	(1,130)	(119)
■ Government grants	(809)	(851)
■ Other temporary differences	(658)	(147)

Total deferred tax liabilities	(2,597)	(1,117)

Net deferred tax assets	1,396	745

A valuation allowance has been established principally for the tax loss carryforwards.

The valuation allowance for deferred tax assets as of December 31, 2004 and 2003 was 8,990 and 8,060, respectively. The net change in the total valuation allowance for the years ended December 31, 2004 and 2003 was an increase of 930 and 3,498, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled

Natuzzi S.p.A. and Subsidiaries

Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

reversal of deferred tax liabilities, projected future taxable income, and the tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods during which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2004. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

Net deferred income tax assets are included in the consolidated balance sheets as follows:

2004	Current	Non current	Total
Gross deferred tax assets	2,585	10,398	12,983
Valuation allowance	—	(8,990)	(8,990)

Net deferred tax assets	2,585	1,408	3,993
Deferred tax liabilities	(1,358)	(1,239)	(2,597)

Net deferred tax assets (liabilities)	1,227	169	1,396

2003	Current	Non current	Total
Gross deferred tax assets	3,705	6,217	9,922
Valuation allowance	(2,458)	(5,602)	(8,060)

Net deferred tax assets	1,247	615	1,862
Deferred tax liabilities	(292)	(825)	(1,117)

Net deferred tax assets (liabilities)	955	(210)	745

The tax loss carryforwards of the Group total 29,921 and expire as follows:

2005	—
2006	44
2007	400
2008	597
2009	5,979
Thereafter	22,901

Total	29,921

As of December 31, 2004, taxes that are due on distribution of the portion of shareholders’ equity equal to unremitted earnings of most of the subsidiaries is 1,130 (119 at December 31, 2003). The Group has provided for such taxes as the likelihood of distribution is probable.

The Group has not provided for such taxes, amounting to 240, for some subsidiaries for which the likelihood of distribution is remote and earnings are deemed to be permanently reinvested.

15.	Salaries, wages and related liabilities

Salaries, wages and related liabilities are analyzed as follows:

Natuzzi S.p.A. and Subsidiaries

Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

	2004	2003
Salaries and wages	9,643	8,180
Social security contributions	7,066	6,130
Vacation accrual	2,023	1,781

Total	18,732	16,091

16.	Long-term debt

Long-term debt at December 31, 2004 and 2003 consists of the following:

	2004	2003
2.25% long-term debt payable in annual installments with final payment due May 30, 2015	2,166	2,166

3.0% long-term debt payable in semi-annual installments with final payment due October 2007	2,884	1,970

3.5% long-term debt payable in semi-annual installments with final payment due August 24, 2004	—	1,106

4.0% long-term debt payable in quarterly installments with final payment due in September 2005	24	267

Others with various maturity dates	495	—

Total long-term debt	5,569	5,509
Less current installments	(571)	(1,291)

Long-term debt, excluding current installments	4,998	4,218

Loan maturities after 2005 are summarized below:

2006	2,179
2007	1,042
2008	202
2009	208
Thereafter	1,367

Total	4,998

At December 31, 2004 long-term debt denominated in foreign currencies amounts to 3,278 (3,343 at December 31, 2003).

Interest expense related to long-term debt for the years ended December 31, 2004, 2003 and 2002 was 110, 155 and 202 respectively.

Natuzzi S.p.A. and Subsidiaries

Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

17.	Other liabilities

Other liabilities consist of:

	2004	2003
Provision for contingent liabilities	2,308	1,175
Termination indemnities for sales agents	2,191	2,822
Payable to third parties for business acquisition	860	1,719

Total	5,359	5,716

18.	Minority interest

Minority interest shown in the accompanying consolidated balance sheet at December 31, 2004 is 916 (894 at December 31, 2003).

19.	Shareholders’ equity

The share capital is owned as follows:

	2004	2003
Mr. Pasquale Natuzzi	47.7%	45.3%
Miss Anna Maria Natuzzi	2.6%	2.4%
Mrs. Annunziata Natuzzi	2.5%	2.4%
Public investors	47.2%	45.0%
Treasury shares	—	4.9%

	100%	100%

An analysis of the reserves is as follows:

	2004	2003
Treasury shares reserve	—	37,828
Legal reserve	11,199	11,199
Monetary revaluation reserve	1,344	1,344
Government capital grants reserve	29,749	29,865

Total	42,292	80,236

The number of ordinary shares issued at December 31, 2004 and 2003 is 54,681,628 and 57,525,528, respectively. The par value of one ordinary share is euro 1.

In July 2000, the shareholders of the Company approved a share repurchase program to buy-back up to 4 million shares or 51,646. The Company spent 23,234 in 2000 and 14,594 in 2001 to repurchase shares. The Company repurchased 1,782,700 shares in 2000 at an average cost of US$ 11.3 per share and 1,061,200 shares in 2001 at an average cost of US$ 12.3 per share. As of December 31, 2003 the repurchase program is expired. Under Italian GAAP, the purchase of shares was accounted for as a non-current asset and an amount equal to the cost of shares acquired was reclassified from retained earnings to an undistributed treasury shares reserve.

Natuzzi S.p.A. and Subsidiaries

Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

During an extraordinary general meeting on November 21, 2003 shareholders approved the cancellation of all treasury shares. On the basis of the Italian civil code this decision became effective on February 21, 2004. As a consequence, as from this date the Company has reduced non-current assets and shareholders’ equity by the amount of 37,828.

Italian law requires that 5% of net income of the parent company and each of its consolidated Italian subsidiaries be retained as a legal reserve, until this reserve is equal to 20% of the issued share capital of each respective company. The legal reserve may be utilized to cover losses; any portion which exceeds 20% of the issued share capital is distributable as dividends. The combined legal reserves totalled 12,329 and 13,281 at December 31, 2004 and 2003, respectively.

No taxes would be payable on the distribution of the monetary revaluation reserve and government capital grants reserve.

20.	Share grants and options

In order to provide incentives to certain personnel, the shareholders of the Company on July, 23 2004 approved in its Shareholders’ Ordinary and Extraordinary Meeting the guidelines of a share incentive plan in favor of Natuzzi Group’s managers subject to assignment of Natuzzi S.p.A. shares. The 2004 plan will cover the period 2005-2009. During this period the Company will assign performance share grants and performance share options related to the achievement of pre-determined levels of individual, enterprise and share price targets related to the years 2004 and 2005. The maximum number of shares to be issued in connection with the plan will be n. 3,000,000, each with a nominal value of €1.0, of which 500,000 in the form of restricted stock units and the remaining from the conversion of stock options. The Shareholders’ Meeting has delegated to the Board of Directors the regulation and management of the 2004 plan, and the responsibility for the issuance of the options and grants under the 2004 plan.

Under the 2004 plan an employee is entitled to grants of restricted stock units and options if certain performance targets are met. In particular, the Plan provides for: (a) grants of restricted stock units for achievement of pre-determined objectives (management by objectives or MBOs) in 2004 and 2005, which vest and settle if the applicable performance targets are achieved, with respect to the 2004 MBOs in 2006 and 2007, and with respect to 2005 MBOs, in 2007 and 2008; (b) grants of options that only become exercisable if MBOs in 2004 and 2005 are achieved; and (c) the opportunity for participants to receive additional 50% options for combined achievement of 2004 and 2005 MBOs and the targeted price of the Company’s share (during a reference period) on the New York Stock Exchange.

In order for an employee to obtain the additional 50% options based on 2004 MBOs, the following conditions have to be met (first tranche): (a) achievement of 2004 MBOs, and the arithmetic mean of the Company’s American Depositary Shares (ADS) during the period from October 1, 2005 and December 31, 2005 equal or greater than U.S. dollar 15. Similarly, in order for an employee to obtain the additional 50% options based on 2005 MBOs, the following conditions have to be met (second tranche): achievement of 2005 MBOs, and the arithmetic mean of the Company’s American Depositary Shares (ADS) during the period from October 1, 2007 and December 31, 2007 equal or greater than U.S. dollar 24.

Natuzzi S.p.A. and Subsidiaries

Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

The share grants to be issued for the achievement of 2004 MBOs would be issued in two equal installments during January 2006 and 2007. Similarly for the achievement of 2005 MBOs the share grants would be issued in two equal installments during January 2007 and 2008. The vesting period for these grants is considered to be reference year (2004 or 2005), as continuation of employment after that date is not a condition for the said share grants.

The share options to be issued have an exercise price of euro 8.51 (US Dollars 11.59 at December 31, 2004 exchange rate), calculated in accordance with fiscal law in force. An employee would be entitled to share options and additional options on the following dates: 50% of 2004 MBOs and 50% of first tranche in January 2006; remaining 50% of 2004 MBOs, 50% of the first tranche and 50% of 2005 MBOs in January 2007; remaining 50% of 2005 MBOs and 50% of the second tranche in January 2008; remaining 50% of second tranche in January 2009. If the employee is not on employment on the above dates, he or she is not entitled to the remaining options. Therefore vesting dates for the options is determined to be the above dates.

The status of the share grants and options under the plan, as of December 31, 2004, is as follows:

MBO 2004
Number of share grants	143,180
Number of options	466,709
Number of additional options	233,354

Total	843,243

On the basis of the plan the exercise price for the share grants is zero, while for the options and additional options is euro 8.51 (USD 11.59 at December 31, 2004 exchange rates). At December 31, 2004 the market price of Natuzzi’s share was euro 7.96 (USD 10.85 at December 31, 2004 exchange rates).

Natuzzi S.p.A. and Subsidiaries

Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

21.	Commitments and contingent liabilities

Several companies of the Group lease manufacturing facilities and stores under non-cancellable lease agreements with expiry dates through 2024. Rental expense recorded for the years ended December 31, 2004, 2003 and 2002 was 11,976, 11,046 and 2,384, respectively. As of December 31, 2004, the minimum annual rental commitments are as follows:

2005	14,711
2006	16,126
2007	16,244
2008	16,124
2009	15,924
Thereafter	2,960

Total	82,089

Certain banks have provided guarantees at December 31, 2004 to secure payments to third parties amounting to 6,092 (3,658 at December 31, 2003). These guarantees are unsecured and have various maturities extending through December 31, 2005.

In December, 1996, the Company and the ‘Contract Planning Service’ of the Italian Ministry of Industrial Activities signed a ‘Program Agreement’ with respect to the ‘Natuzzi 2000 project’. In connection with this project, the Natuzzi Group has prepared a multi-faceted program of industrial investments for the production of upholstered furniture. Investments are now projected to total approximately 69,800. According to the new agreement, the Italian Government will contribute 35,000. Receipt of the funds is based upon, among other things, the Group constructing facilities in accordance with certain specifications and maintaining a minimum number of employees.

During 1997 the Group received under the aforementioned project capital grants for 24,200. Capital expenditures under the Natuzzi 2000 project amounted to approximately 70,755 at December 31, 2004. The capital grants are secured by surety bonds for 26,005 from a bank. These surety bonds are unsecured and will expire when the Italian Ministry of Industrial Activities releases the final approvals of all investments made.

In prior years the Company and certain Italian subsidiaries, on the basis of the Italian law, for the personnel employed with the contract so called ‘training and work’ enjoyed an exemption for the social contribution due to the National Institute for Social Security (Istituto Nazionale per la Previdenza Sociale or ‘INPS’) for a certain period. During 2004, the European Court of Justice decided that these grants were not in conformity with European Union law and regulations in force about competition. As a consequence of this disposition the European Commission has established that Italy has to recover from its enterprises all the social contribution not paid from November 1995 to May 2001 for the above work contracts. Therefore, the Italian National Institute for Social Security has communicated to the Company and certain Italian subsidiaries to reimburse all the social contribution due and not paid, amounting to 16,000, by end of February 2005. The Company, based on the advice of its legal

Natuzzi S.p.A. and Subsidiaries

Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

consultants, did not pay the amounts claimed back and, at the same time, has activated a legal action against the National Institute for Social Security in order to obtain the cancellation of the above request of 16,000. The Company intends to vigorously defend its position. The Company believes that the probability of a favorable final outcome is very high. Therefore, the Company for this liability recorded a provision of 475 in the Consolidated Financial Statements as of December 31, 2004, as this amount is considered the probable final liability.

The Group is also involved in a number of claims (including tax claims) and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters, after considering amounts accrued, will not have a material adverse effect on the Group’s consolidated financial position or results of operations.

22.	Segmental and geographical information

The Group operates in a single industry segment, that is, the design, manufacture and marketing of contemporary and traditional leather and fabric upholstered furniture. It offers a wide range of upholstered furniture for sale, manufactured in production facilities located in Italy and abroad (Romania, Brazil and China).

Net sales of upholstered furniture analyzed by coverings are as follows:

	2004	2003	2002
Leather upholstered furniture	547,923	550,029	623,755
Fabric upholstered furniture	117,598	123,921	110,997

Total	665,521	673,950	734,752

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

Sales of upholstered furniture	2004	2003	2002
United States of America	238,807	280,770	330,575
England	83,391	80,409	56,196
Italy	73,017	71,277	76,145
Canada	38,175	37,910	32,586
Spain	27,557	14,045	11,475
France	26,026	23,393	24,370
Belgium	19,956	15,959	17,354
Germany	19,743	25,392	37,936
Australia	19,414	15,356	13,186
Holland	13,075	14,004	16,858

Natuzzi S.p.A. and Subsidiaries

Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

Sales of upholstered furniture	2004	2003	2002
Norway	12,151	10,084	13,281
Ireland	6,419	7,760	16,816
Other countries (none greater than 2%)	87,790	77,591	87,974

	665,521	673,950	734,752

Long-lived assets	2004	2003
Italy	149,449	161,292
Romania	35,026	33,277
China	25,377	8,454
United States of America	25,105	27,902
Brazil	24,819	14,610
Spain	4,994	3,375
England	4,161	2,158
Switzerland	2,074	2,298
Other countries	1,000	827

Total	272,005	254,193

In addition, the Group also sells minor volumes of excess polyurethane foam, leather by-products and certain pieces of furniture (coffee table, lamps and rugs) which, for 2004, 2003 and 2002 totalled 87,913, 95,629 and 70,391, respectively.

No single customer accounted for more than 5% of net sales in 2004, 2003 or 2002.

Natuzzi S.p.A. and Subsidiaries

Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

23.	Cost of sales

Cost of sales is analyzed as follows:

	2004	2003	2002
Opening inventories	97,518	84,081	87,895
Purchases	335,433	355,867	338,484
Labor	107,173	104,495	106,954
Third party manufacturers	26,943	32,859	38,572
Other manufacturing costs	30,136	28,980	29,599
Closing inventories	(112,602)	(97,518)	(84,081)

Total	484,601	508,764	517,423

24.	Other income (expense), net

Other income (expense), net is analyzed as follows:

	2004	2003	2002
Interest income	1,375	1,701	5,423
Interest expense and bank commissions	(1,961)	(1,317)	(3,870)

Interest (expense) income, net	(586)	384	1,553

Gains (losses) on foreign exchange, net	(4,809)	64	7,254
Unrealized exchange gains on domestic currency swaps	7,101	6,276	2,021

Gains on foreign exchange	2,292	6,340	9,275

Losses on securities, net	(50)	(754)	—
Other, net	(5,548)	(2,339)	3,723

Total	(3,892)	3,631	14,551

Gains (losses) on foreign exchange are related to the following:

	2004	2003	2002
Net realized gains on domestic currency swaps	4,973	25,369	10,930
Net realized losses on accounts receivable and payables	(1,052)	(7,585)	(8,835)
Net unrealized gains (losses) on accounts receivable and payable	(10,169)	(16,584)	5,796
Exchange difference gains (losses) on translation of foreign financial statements	1,439	(1,136)	(637)

Total	(4,809)	64	7,254

Other, net consists of the following:

Natuzzi S.p.A. and Subsidiaries

Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

	2004	2003	2002
Impairment loss of goodwill	(6,119)	—	—
Write-off of fixed assets	(1,311)	—	—
Gain on disposal of subsidiary	3,419	—	—
Impairment loss of fixed assets	—	(4,292)	—
Pre-acquisition loss of KOL	—	1,694	—
Tax liabilities settlements	—	—	(481)
Tax refund	—	—	1,314
Other, net	(1,537)	259	2,890

Total	(5,548)	(2,339)	3,723

Impairment loss of goodwill

The impairment loss for goodwill of 6,119 is related to the Natuzzi UK Group (former KOL Group, see note 1). Natuzzi UK Group revised its growth strategy as a consequence of the actual and forecasted critical situation in the United Kingdom market, and the decision of the Company to redesign its distribution strategy in this country. As a result of this revision, the carrying value of the goodwill related to such reporting units as of December 31, 2004 resulted impaired. The fair value of such reporting unit as of December 31, 2004 was determined on the basis of the methodology so called “Unlevered Discounted Cash Flow”. The comparison of the fair value with the carrying value of this reporting unit resulted in the determination of an impairment in value of 6,119.

Write-off of fixed assets

In 2004 the Company recorded a write-off of fixed assets of 1,311 that will not be used anymore.

Gain on disposal of subsidiary

In December 2004 the Company sold 100% of the outstanding common shares of Spagnesi S.p.A. to a third party, for a cash consideration of 5,475. The gain recorded in the consolidated statements of earnings in other income (expense), net is 3,419 (see also note 1 and note 27 k).

Impairment loss on long-lived assets

The Company has evaluated the impairment of long-lived assets in accordance with its accounting policy (whenever the events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable). Based on such analysis, in 2003 the Company recorded an impairment loss of 4,292.

Pre-acquisition loss for Natuzzi United Kingdom Ltd (formerly KOL Group)

The pre-acquisition loss related to the KOL acquisition has been eliminated in the consolidated statement of earnings for the year ended at December 31, 2003 (see also note 27 (f)).

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

25.	Financial instruments and risk management

A significant portion of the Group’s net sales, but only approximately 40% of its costs, are denominated in currencies other than the euro, in particular the U.S. dollar. The remaining costs of the Group are denominated principally in euros. Consequently, a significant portion of the Group’s net revenues are exposed to fluctuations in the exchange rates between the euro and such other currencies. The Group uses forward exchange contracts (known in Italy as domestic currency swaps) to reduce its exposure to the risks of short-term declines in the value of its foreign currency-denominated revenues. The Group uses such domestic currency swaps to protect the value of its foreign-currency denominated revenues, and not for speculative or trading purposes.

The Group is exposed to credit risk in the event that the counterparties to the domestic currency swaps fail to perform according to the terms of the contracts. The contract amounts of the domestic currency swaps described below do not represent amounts exchanged by the parties and, thus, are not a measure of the exposure of the Group through its use of those financial instruments. The amounts exchanged are calculated on the basis of the contract amounts and the terms of the financial instruments, which relate primarily to exchange rates. The immediate credit risk of the Group’s domestic currency swaps is represented by the unrealized gains or losses on the contracts. Management of the Group enters into contracts with creditworthy counter-parties and believes that the risk of material loss from such credit risk to be remote. The table below summarizes in euro equivalent the contractual amounts of forward exchange contracts used to hedge principally future cash flows from accounts receivable and sales orders at December 31, 2004 and 2003:

	2004	2003
U.S. dollars	66,108	32,942
British pounds	51,451	46,267
Canadian dollars	18,629	19,044
Australian dollars	16,173	10,796
Norwegian kroner	8,774	—
Swedish kroner	5,932	—
Japanese yen	2,740	3,532
Swiss francs	2,240	3,629
Danish kroner	940	—

Total	172,987	116,210

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

	2004		2003
	Contract	Unrealized	Contract	Unrealized
	amount	gains (losses)	amount	gains (losses)
Assets	159,584	7,191	104,206	6,544
Liabilities	13,403	(90)	12,004	(268)

Total	172,987	7,101	116,210	6,276

At December 31, 2004 and 2003, the forward exchange contracts had a net unrealized gain of 7,101 and 6,276, respectively. This gain is recorded in other income (expense), net in the consolidated statements of earnings.

The carrying value of forward exchange contracts is determined based on the unrealized loss and gain of such contracts recorded in the consolidated financial statements. Unrealized gains (losses) on forward exchange contracts is determined by using residual maturity rate.

Refer to notes 3 (a) and (b) for the Group’s accounting policy on forward exchange contracts.

26.	Fair value of financial instruments

The following table summarizes the carrying value and the estimated fair value of the Group’s financial instruments:

	2004		2003
	Carrying	Fair	Carrying	Fair
	value	value	value	value
Assets:
- Marketable debt securities	5	5	5	5
- Treasury shares	—	—	37,828	22,697
Liabilities:
- Long-term debt	5,569	4,829	5,509	4,800

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

27.	Application of generally accepted accounting principles in the United States of America

The established accounting policies followed in the preparation of the consolidated financial statements (Italian GAAP) vary in certain significant respects from those generally accepted in the United States of America (US GAAP).

Those differences which have a material effect on net earnings and/or shareholders’ equity are as follows:

(a)	Certain property, plant and equipment have been revalued in accordance with Italian laws. The revalued amounts are depreciated for Italian GAAP purposes. US GAAP does not allow for such revaluations, and depreciation is based on historical costs. The revaluation primarily relates to industrial buildings. The adjustment to net earnings and shareholders' equity represents the reversal of excess depreciation recorded under Italian GAAP on revalued assets.

(b)	Under US GAAP, SFAS 133 established comprehensive accounting and reporting standards for derivative instruments and hedging activities. SFAS 133 requires that an entity record all derivatives, freestanding and certain embedded derivatives, as either assets or liabilities in the statement of financial position. This statement also defines and allows companies to apply hedge accounting to its designated derivatives under certain instances, provided an entity meets the strict documentation criteria of SFAS 133. It also requires that all derivatives be marked to market on an ongoing basis. Along with the derivatives, in the case of qualifying hedges, the underlying hedged items, are also to be marked to market. These market value adjustments are to be included either in the income statement or other comprehensive income, depending on the nature of the hedged transaction.

The Company does not currently qualify for hedge criteria under SFAS 133 and has not used hedge accounting for Italian GAAP in 2004 and 2003 (see note 3(a) and (b)). In particular, the Company does not formally document all relationships between its hedging instruments (forward exchange contracts known in Italian financial markets as domestic currency swaps) and its hedged items which includes linking all derivatives that are designated as foreign-currency hedges to specific accounts receivable on the balance sheet or to specific firm commitments or forecasted transactions. The Company also does not formally assess, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging its transactions are highly effective in offsetting changes in fair values of its hedged items.

As a result under Italian GAAP at December 31, 2004 and 2003, and US GAAP, at December 31, 2004, 2003 and 2002 the Company accounted for all its derivative financial instruments at their fair value and all its accounts receivable in foreign currency were remeasured at year end exchange rates. All marked to market adjustments were recorded in the income statement.

(c)	Until December 31, 2000 government grants related to capital expenditures were recorded, net of tax, within reserves in shareholders’ equity (see note 3 (m)). For US GAAP purposes, such grants would be classified either as a reduction of the cost of the related fixed asset or as a deferred credit and amortized to income over the estimated useful lives of the assets. The adjustments to net income represent the annual amortization of the capital grants based on the estimated useful life of the related fixed assets. The adjustments to shareholders’

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

(d)	As indicated in note 19, during 2001 and 2000 the Company repurchased its common shares for a cash consideration of 37,828. Under Italian GAAP, the purchase of these shares was accounted for as non-current assets; under US GAAP, the cost of the acquired shares is reflected as a reduction in shareholders’ equity. In 2004, the treasury shares were cancelled (see note 19), and therefore there is no US GAAP difference as of December 31, 2004.

(e)	Under Italian GAAP, the Group recognizes sales revenue, and accrues costs associated with the sales revenue, at the time products are shipped from its manufacturing facilities located in Italy and abroad. A significant portion of the products are shipped from factories directly to customers under terms that risks and ownership are transferred to the customer when the customer takes possession of the goods. These terms are ‘delivered duty paid’, ‘delivered duty unpaid’, ‘delivered ex quay’ and ‘delivered at customer factory’. Delivery to the customer generally occurs within one to six weeks from the time of shipment.

US GAAP requires that revenue should not be recognized until it is realized or realizable and earned, which is generally at the time delivery to the customer occurs and the risks of ownership pass to the customer. Accordingly, the Italian GAAP for revenue recognition is at variance with US GAAP. The principal effects of this variance on the accompanying consolidated balance sheet as of December 31, 2004 and 2003 and related consolidated statements of earnings for each of the years in the three-year period ended December 31, 2004 are indicated below:

	2004	2003
	Effects	Effects	Variation
	Increase	Increase	for
Consolidated balance sheet	(Decrease)	(Decrease)	2004
Trade receivables, net	(36,623)	(47,263)	10,640
Inventories	23,549	31,194	(7,645)

Total effect on current assets (a)	(13,074)	(16,069)	2,995

Accounts payable-trade	(4,625)	(6,654)	2,029
Income taxes	(2,535)	(1,723)	(812)

Total effect on current liabilities (b)	(7,160)	(8,377)	1,217

Total effect on shareholders’ equity (a-b)	(5,914)	(7,692)	1,778

Natuzzi S.p.A. and Subsidiaries

Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

Consolidated statement of earnings	2004	2003	2002
Net sales	10,640	741	(13,547)
Cost of sales	(7,645)	327	8,057
Gross profit	2,995	1,068	(5,490)
Selling expenses	(2,029)	414	1,625
Operating income	966	1,482	(3,865)
Income taxes	812	(565)	741
Effect on net earnings	1,778	917	(3,124)

(f)	During 2003 (see note 1) the Company acquired a 100% interest in each of the following two entities: KOL Group and Minuano Nordeste SA. Both acquisitions were accounted for as business combinations under Italian GAAP. The Company believes that the KOL Group acquisition qualifies as a business combination under US GAAP in accordance with the provisions of SFAS 141. However, in accordance with EITF 98-3 the acquisition of 100% interest in Minuano Nordeste SA does not qualified as an acquisition of a business. Therefore, under the Italian GAAP the Minuano acquisition was considered to be a business acquisition, while under US GAAP the same has been accounted as an asset acquisition which did not result in goodwill. The management has determined that the difference between purchase price and the fair value of the net tangible assets acquired is due to export incentive benefit that this entity is entitled to upon completion of its manufacturing facilities and export of the furniture manufactured in Brazil. The export incentive is available until 2015. The related deferred tax liabilities are established by using “simultaneous method”. The allocation of the purchase price is as follows:

	US GAAP	IT GAAP	Difference
Current and non current assets	253	253	—
Intangible assets	6,141	—	6,141
Goodwill	—	4,053	(4,053)
Current and non current liabilities	(8)	(8)	—
Deferred tax liabilities	(2,088)	—	(2,088)

Purchase price	4,298	4,298	—

Also under Italian GAAP the pre-acquisition results of an acquired entity can be reflected in the operating results of the acquiring entity provided the acquisition was completed within 6 months of the beginning of the acquiring entity’s fiscal year. Although, the pre-acquisition results may be included in the statement of earning of the acquiring company, the resulting pre-acquisition income or loss is not considered for purposes of net earnings, but is considered for the purpose of computing goodwill. The following pre-acquisition amounts of KOL were included in the Italian GAAP consolidated statement of earning for the year ended December 31, 2003:

Net sales	11,945
Cost of sales	(5,798)

Gross profit	6,147

Selling expenses	(7,066)
General and administrative expense	(1,113)

Operating loss	(2,032)

Natuzzi S.p.A. and Subsidiaries

Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

Other income, net	1,481

Loss before taxes	(551)
Income taxes	551

Net loss	—

(g)	Under Italian GAAP, the Company amortizes the goodwill arising from business acquisitions on a straight-line basis over a period of five years. US GAAP states that goodwill acquired in a purchase business combination completed after July 1, 2001 is not amortized, but instead tested for impairment at least annually in accordance with provisions of SFAS No. 142.

In addition, under Italian GAAP, the Company has allocated certain intangible assets, having definite lives and arising from a business acquisition, under the caption goodwill. Under US GAAP the Company would have classified such as intangible assets, would have amortized these over their estimated useful lives to their residual values, and would have reviewed these for impairment in accordance with SFAS No. 144.

The changes in the carrying amount of goodwill, intangibles assets and deferred tax liabilities arising from business acquisitions completed after July 1, 2001, are as follows:

	Goodwill		Intangibles		Deferred taxes
	US	Italian	US	Italian	US	Italian	Difference
Balance at December 31, 2001	431	345	—	—	—	—	86

Acquisition of minority interest	97	97	—	—	—	—	—
Amortization	—	(105)	—	—	—	—	105

Balance at December 31, 2002	528	337	—	—	—	—	191

Acquisition of KOL	9,179	9,179	—	—	—	—	—
Acquisition of Minuano	—	4,053	6,141	—	(2,088)	—	—
Amortization	—	(1,329)	—	—	—	—	1,329
Impairment Losses	(528)	(232)	—	—	—	—	(296)

Balance at December 31, 2003	9,179	12,008	6,141	—	(2,088)	—	1,224

Acquisition of Divani Due	1,251	1,251	—	—	—	—	—
Amortization	—	(2,647)	(512)	—	174	—	2,309
Impairment Losses	(9,179)	(6,119)	—	—	—	—	(3,060)

Balance at December 31, 2004	1,251	4,493	5,629	—	(1,914)	—	473

Management has evaluated the carrying value of goodwill for impairment purposes in accordance with the provisions of SFAS 142. Based on that evaluation, on a reporting unit basis, as at December 31, 2004 and 2003 goodwill is impaired to the extent of 9,179 and 528, respectively.

The impairment loss for goodwill of 9,179 is related to Natuzzi UK Group (formerly KOL Group, see notes 1 and 24). Natuzzi UK Group revised its growth strategy as a consequence

Natuzzi S.p.A. and Subsidiaries

Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

of the actual and forecasted critical situation in the United Kingdom market, and the decision of the Company to redesign its distribution strategy in this country. As a result of this revision, the carrying value of the goodwill related to such reporting unit as of December 31, 2004 was determined on the basis of the methodology called “Unlevered Discounted Cash Flow”. The comparison of the fair value with the carrying value of this reporting unit resulted in the determination of an impairment in value of 9,179. The difference between impairment recognized under Italian GAAP (6,119) and U.S. GAAP (9,179) is attributable to the classification and amortization differences discussed above.

Reported net earnings and basic and diluted earnings per share excluding the impact of the amortization of goodwill, for all periods presented would have been as follows:

Net earnings	2004	2003	2002
Net earnings under US GAAP, as reported	18,753	38,027	91,994
Add back: amortization of goodwill	—	—	—

Net earnings under US GAAP, adjusted	18,753	38,027	91,994

Basic earning per share	0.34	0.70	1.68

Diluted earning per share	0.34	0.70	1.68

(h)	Share grants and options

Under Italian GAAP the Company does not record in consolidated statement of earnings the compensation expense related to share based compensation plans.

Under US GAAP, the provisions of Statement of Financial Accounting Standards No. 123 (SFAS No. 123), Accounting for Stock Based Compensation, allow entities to continue to apply the provisions of Accounting Principles Board Opinion (APB) No. 25 “Accounting for Stock Issued to Employees” for the accounting of compensation expense for its share based compensation plans, and requires certain pro-forma disclosures for employee share options granted as if the fair value based methods defined in SFAS No. 123 had been applied. For US GAAP purpose, the Company has elected to apply the provisions of APB Opinion No. 25 and related interpretations and to provide the pro-forma disclosure provisions of SFAS No. 123 for its share grants and options plan. Compensation expense is recorded in the financial statements on the measurement date only if the market value of the underlying shares exceeds the exercise price.

For US GAAP purposes, the Company recognizes compensation expense based upon the intrinsic value of awards as of the date when both the exercise price and the number of shares is determinable (the "measurement date"). From the date of grant until the measurement date occurs, compensation expense is determined based on the intrinsic value of the award at each reporting date. For US GAAP purposes, in 2004 the Company recorded a charge of 1,140.

Under current Italian tax legislation, issuance of shares to satisfy share based compensation plans does not result in a deduction for tax purposes and, as such, no deferred taxation impacts have been recognized for US GAAP.

The average fair value of share, option and additional option granted during 2004 was approximately euro 7.86 per share, euro 2.05 per option and euro 0.02 per additional

Natuzzi S.p.A. and Subsidiaries

Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

option, respectively. The fair value of each share, option and additional option is estimated using a pricing binomial model, that considers the following assumptions or variables:

Expected life and performance related conditions	2 - 5.3 years

Expected volatility of the underlying share	23%

Expected dividend yield of the underlying share	2%

Risk-free interest rate	2.43 - 3.79%

The Company’s pro forma net earnings for the year ended December 31, 2004, compensation expenses, relating to Natuzzi’s share based compensation plan, have been recorded in accordance with SFAS No. 123 and are presented below:

Net income in accordance with US GAAP, as reported	18,753
Stock-based employee compensation expense, as reported	1,140
Stock-based employee compensation expense under fair value	(1,284)

Pro forma net earnings	18,609

The Company’s pro forma earnings per share for the year ended December 31, 2004, compensation expenses, relating to Natuzzi’s share based compensation plan, have been recorded in accordance with SFAS 123 and are presented below:

	As reported	Pro-forma
Basic earnings per share	0.34	0.34

Diluted earnings per share	0.34	0.34

(i)	During 2004 and 2003 the Company under Italian GAAP has recognized impairment losses on tangible and intangible assets of 8,063 and of 4,292, respectively, as part of non operating income. Under US GAAP such impairment charge would be included as part of operating income.

(j)	Under Italian GAAP certain costs paid to resellers are reflected as part of selling expenses. Under US GAAP, in accordance with EITF 01-09, these costs should be recorded as a reduction of net sales. Such expenses include advertising contributions paid to resellers which amounted at December 31, 2004, 2003 and 2002 to 3,376, 3,284 and 2,432, respectively.

(k)	During 2004, under Italian GAAP the Company has recognized the gain on disposal of the subsidiary Spagnesi S.p.A. (see also note 1 and 24), amounting to 3,419, as part of non operating income in the caption other income (expense), net. Under US GAAP, the disposal

Natuzzi S.p.A. and Subsidiaries

Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

in not considered a “discontinued operation”, and the gain should be recorded as part of operating income.

The calculation of net earnings and shareholders’ equity in conformity with US GAAP is as follows:

Natuzzi S.p.A. and Subsidiaries

Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

Reconciliation of net earnings:

	2004	2003	2002
Net earnings under Italian GAAP	18,353	37,300	91,438
Adjustments to reported income:
(a) Revaluation of property, plant and equipment	27	27	44
(b) Derivative and hedging activities	—	(2,713)	3,783
(c) Government grants	612	673	1,269
(e) Revenue recognition	966	1,482	(3,865)
(g) Goodwill and intangible assets	(925)	1,033	105
(h) Share grants and options	(1,140)	—	—
Effect of minority interests on US GAAP adjustments	—	—	—
Tax effect of US GAAP adjustments	860	225	(780)

Net earnings in conformity with US GAAP	18,753	38,027	91,994

Basic earnings per share in conformity with US GAAP	0.34	0.70	1.68

Diluted earnings per share in conformity with US GAAP	0.34	0.70	1.68

Reconciliation of shareholders’ equity:

	2004	2003
Shareholders’ equity under Italian GAAP	487,933	515,063
(a) Revaluation of property, plant and equipment	(644)	(671)
(c) Government grants	(18,608)	(19,220)
(d) Treasury shares	—	(37,828)
(e) Revenue recognition	(8,449)	(9,415)
(g) Goodwill and intangible assets	2,387	3,312
Tax effect of US GAAP adjustments	1,916	1,056

Shareholders’ equity in conformity with US GAAP	464,535	452,297

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

SFAS No. 150:

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

SFAS No. 151:

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs” (SFAS 151), which is an amendment of Accounting Research Bulletin No. 43, “Inventory Pricing.” SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current period charges. The provisions of SFAS 151 are effective for inventory costs incurred beginning January 1, 2006, and are applied on a prospective basis. The Company does not expect the adoption of SFAS 151 to have a significant impact on the Company’s consolidated financial statements.

SFAS No. 153:

In December 2004, the FASB issued SFAS Statement No. 153, Exchanges of Nonmonetary Assets, which eliminates an exception in APB 29 for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. This Statement will be effective for the Company for nonmonetary asset exchanges occurring on or after January 1, 2006. Application of this Statement is not expected to have an impact on the consolidated financial statements of the Company.

SFAS No. 123 R:

In December 2004, the FASB issued SFAS No.123 (revised 2004), Share-Based Payment, which is a revision of SFAS No.123, Accounting for Stock-Based Compensation. SFAS No.123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS No.123(R) is similar to the approach described in SFAS No. 123. However, SFAS No.123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. Also, SFAS No.123(R) provides significant additional guidance regarding the valuation of employee stock options. While SFAS No.123(R) does not require the use of a specific option-pricing model, it does indicate that lattice models usually will provide a better estimate of fair value of an employee stock option. The company currently prepares the pro forma disclosures required under SFAS No.123 using a binomial model.

Natuzzi S.p.A. and Subsidiaries

Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

SFAS No.123(R) must be adopted no later than January 1, 2006. Early adoption is permitted in periods in which financial statements have not yet been issued. SFAS No.123(R) permits public companies to adopt its requirements using one of two methods:

▪	A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No.123(R) for all share-based payments granted or modified after the effective date and (b) based on the requirements of SFAS No.123 for all awards granted to employees prior to the effective date of SFAS No.123(R) that remain unvested on the effective date.

▪	A “modified retrospective” method that includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS No.123 for purposes of pro forma disclosures of either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

As permitted by SFAS No.123, the company currently accounts for share-based payments to employees using the APB Opinion No. 25 intrinsic-value method. Accordingly, the adoption of the SFAS No.123(R) fair value method will affect the Company’s results of operations. The Company has not yet determined the impact, if any, that the adoption of SFAS No. 123(R) will have on the Company's consolidated financial statement.

FASB interpretation No. 46:

In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, Consolidation of Variable Interest Entities, which was issued in January 2003. The Company will be required to apply FIN 46R to variable interests in VIEs created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, the Interpretation will be applied beginning on January 1, 2005. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and noncontrolling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and noncontrolling interest of the VIE. The Company does not have any VIE for consolidation.

FASB Interpretation No. 47:

Natuzzi S.p.A. and Subsidiaries

Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

In March 2005, the FASB issued FASB Interpretation (FIN) No. 47 Accounting for Conditional Asset Retirement Obligations, which clarifies that a liability (at fair value) must be recognized for asset retirement obligations when it has been incurred if the amount can be reasonably estimated, even if settlement of the liability is conditional on a future event. FIN 47 is effective as of December 31, 2005. The Company currently does not have any asset retirement obligations.

28.	Subsequent events

During the first quarter of 2005, unfavorable currency conditions and persistent pricing pressure affecting the US market in particular, as well as the modest economic growth still characterizing the European Area, continued to affect the demand for Natuzzi’s products. In light of the above and in consideration of the decreasing order flow for Natuzzi branded products and the ongoing efforts of the Company to become more efficient and competitive, the Board of Directors in a meeting held on May 18, 2005 approved a new restructuring plan. The plan includes a temporary work force reduction of 1,320 positions, by the end of 2005, in all departments across the Company, with a focus on reducing manufacturing costs in Italy, increasing overall efficiencies and improving productivity

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATUZZI S.p.A. (REGISTRANT)

By	/s/ Pasquale Natuzzi

Pasquale Natuzzi
Chairman of the Board of Directors and
Chief Executive Officer

     Date: June 30, 2005

Exhibit Index

1.1	English translation of the by-laws (Statuto) of the Company, as amended and restated as of July 23, 2004.

2.1	Deposit Agreement dated as of May 15, 1993, as amended and restated as of December 31, 2001, among the Company, The Bank of New York, as Depositary, and owners and beneficial owners of ADRs (incorporated by reference to the Form 20-F filed by Natuzzi S.p.A. with the Securities and Exchange Commission on July 1, 2002, file number 1-11854).

8.1	List of Significant Subsidiaries.

12.1	Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	General Manager (chief financial officer) Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.