Form 20-F
period 2005-12-31
NATUZZI S P A
filed 2006-06-30
CIK 900391

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) (g) OF THE SECURITIES EXCHANGE ACT OF 1934 or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended: December 31, 2005
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Transition Period from            to
or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the Transition Period from            to
Commission file number: 1-11854
NATUZZI S.p.A.
(Exact name of Registrant as specified in its charter)
NATUZZI S.p.A.
(Translation of Registrant’s name into English)
Italy
(Jurisdiction of incorporation or organization)
Via Iazzitiello 47, 70029 Santeramo, Italy
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of each class	Name of each exchange on which registered

American Depositary Shares	New York Stock Exchange
Ordinary Shares with a par value of €1.0 each	New York Stock Exchange*
* Not for trading, but only in connection with the registration of the American Depositary Shares

-	Securities registered or to be registered pursuant to Section 12(g) of the Act: None

-	Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

-	Outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2005: 54,681,628 Ordinary Shares
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐      No ☑
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Act of 1934.
Yes ☐      No ☑
     Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑      No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐                     Accelerated filer ☑                     Non-accelerated filer ☐
     Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐       Item 18 ☑
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐       No ☑

i

(continued)

ii

(continued)

iii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
     Beginning with the fiscal year ended December 31, 2002, Natuzzi S.p.A. (the “Company” and, together with its consolidated subsidiaries, the “Group”) has published its audited consolidated financial statements (the “Consolidated Financial Statements”) in euro, the single currency established for certain members of the European Union (including Italy) upon the commencement of the third stage of the European Monetary Union (the “EMU”) on January 1, 1999. For fiscal years ending before December 31, 2002, the audited Consolidated Financial Statements were published in Italian lire, which was legal tender in Italy prior to March 1, 2002. All amounts included in this annual report for each period ending prior to January 1, 2002 have been restated into euro amounts using the official lira-euro exchange rate as of January 1, 1999 (euro 1 is equal to lire 1,936.27).
     In this annual report, references to “€” or “euro” are to the euro; references to “lira”, “lire” or “Lit.” are to the Italian lira (singular) or to the Italian lire (plural); and references to “U.S. dollars”, “dollars”, “U.S.$” or “$” are to United States dollars.
     Amounts stated in U.S. dollars, unless otherwise indicated, have been translated from the euro amount by converting the euro amounts into U.S. dollars at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) for euros on December 30, 2005 of U.S.$ 1.1842 per euro.
     These foreign currency conversions in this annual report should not be taken as representations that the foreign currency amounts actually represent the equivalent U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated.
     The Consolidated Financial Statements included in Item 18 of this annual report are prepared in conformity with accounting principles established by the Italian accounting profession (“Italian GAAP”). These principles vary in certain significant respects from generally accepted accounting principles in the United States (“U.S. GAAP”). See Note 27 to the Consolidated Financial Statements included in Item 18 of this annual report. All discussions in this annual report are in relation to Italian GAAP, unless otherwise indicated.
     In this annual report, the term “seat” is used as a unit of measurement. A sofa consists of three seats; an armchair of one.
     On June 7, 2002 the Company changed its name from Industrie Natuzzi S.p.A. to Natuzzi S.p.A.

PART I
Item 1. Identity of Directors, Senior Management and Advisers
     Not applicable.
Item 2. Offer Statistics and Expected Timetable
     Not applicable.
Item 3. Key Information
Selected Financial Data
     The following table sets forth selected consolidated financial data for the periods indicated and is qualified by reference to, and should be read in conjunction with, the Consolidated Financial Statements and the notes thereto included in Item 18 of this annual report and the information presented under “Operating and Financial Review and Prospects” included in Item 5 of this annual report. The income statement and balance sheet data presented below have been derived from the Consolidated Financial Statements.
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

	Year Ended At December 31,
	2005	2005	2004	2003	2002	2001
	(millions of
	dollars, except
	per Ordinary
	Share)(2)	(millions of euro, except for Ordinary Share)(1)
Income Statement Data:
Amounts in accordance with Italian GAAP :
Net sales:
Leather- and fabric-upholstered furniture	$704.4	€594.8	€665.5	€674.0	€734.7	€714.0
Other(3)	88.9	75.1	87.9	95.6	70.4	72.1

Total net sales	793.3	669.9	753.4	769.6	805.1	786.1
Cost of sales	(544.0)	(459.4)	(484.5)	(508.8)	(517.4)	(520.1)
Gross profit	249.3	210.5	268.9	260.8	287.7	266.0
Selling expenses	(215.8)	(182.2)	(188.2)	(179.3)	(145.4)	(134.8)
General and administrative expenses	(50.9)	(43.0)	(40.7)	(39.2)	(40.5)	(33.5)
Operating income (loss)	(17.4)	(14.7)	40.0	42.3	101.8	97.7
Other income (expense), net(4) (5) (6)	3.5	3.0	(3.9)	3.7	14.5	(0.2)
Earnings (loss) before taxes and minority interests	(13.9)	(11.7)	36.1	46.0	116.3	97.5
Income taxes	(3.7)	(3.1)	(17.6)	(8.5)	(25.0)	(21.9)
Earnings (loss) before minority interests	(17.6)	(14.8)	18.5	37.5	91.3	75.6
Minority interest	0.3	0.2	(0.1)	(0.2)	0.1	—
Net earnings (loss)	(17.3)	(14.6)	18.4	37.3	91.4	75.6
Net earnings (loss) per Ordinary Share	(0.32)	(0.27)	0.34	0.68	1.67	1.37
Amounts in accordance with U.S. GAAP :
Net earnings (loss)	(8.17)	(6.9)	18.8	38.0	92.0	71.1
Net earnings (loss) per Ordinary Share (basic and diluted)	$(0.15)	€(0.13)	€0.34	€0.70	€1.68	€1.29
Cash dividend per Ordinary Share	$0.00	€0.00	€0.07	€0.14	€0.33	€0.29
Weighted average number of Ordinary Shares Outstanding	54,681,628	54,681,628	54,681,628	54,681,628	54,681,628	55,027,496
Balance Sheet Data :
Amounts in accordance with Italian GAAP :
Current assets	$455.3	€384.5	€389.4	€383.1	€402.6	€491.9
Total assets	787.3	664.9	673.2	692.4	674.5	716.8
Current liabilities	161.3	136.2	131.5	125.2	128.7	252.5
Long-term debt	4.3	3.6	5.0	4.2	3.6	3.3
Minority interest	0.8	0.7	0.9	0.9	0.5	1.5
Shareholders’ equity	560.1	473.0	487.9	515.1	495.8	428.5
Amounts in accordance with U.S. GAAP :
Shareholders’ equity	$537.3	€453.7	€464.5	€452.3	€432.3	€364.4

1)	All amounts in this annual report for the fiscal years ending before December 31, 2002 have been restated from lire to euro using the exchange rate of Lit. 1,936.27 per euro established in connection with the commencement of the third stage of the EMU. The Consolidated Financial Statements reported in euro depict the same trends as would have been presented if the Group had continued to present its financial statements in lire.

2)	Amounts are translated into U.S. dollars by converting the euro amounts into U.S. dollars at the Noon Buying Rate for euros on December 30, 2005 of U.S.$ 1.1842 per euro.

3)	Sales included under “Other” principally consist of sales of polyurethane foam, living room accessories and leather to third parties.

4)	Other income (expense), net is principally affected by gains and losses, as well as interest income and expenses, resulting from measures adopted by the Group in an effort to reduce its exposure to exchange rate risks. See Item 5, “Operating and Financial Review and Prospects — Results of Operations — 2005 Compared to 2004”, Item 11, “Quantitative and Qualitative Disclosures about Market Risk” and Notes 3, 24 and 25 to the Consolidated Financial Statements included in Item 18 of this annual report.

5)	Other income (expense), net, in 2005 was affected by the change in accounting principles for the translation of foreign subsidiaries’ financial statements under Italian GAAP. See Note 3 (c) to the Consolidated Financial Statements.

6)	Other income (expense), net, in 2005 was positively affected by revenues for capital grants. See Note 24 to the Consolidated Financial Statements.

Exchange Rates
     Fluctuations in the exchange rates between the euro and the U.S. dollar will affect the U.S. dollar amounts received by owners of American Depositary Shares (“ADSs”) on conversion by the Depositary (as defined below) of dividends paid in euro on the Ordinary Shares represented by the ADSs.
     In addition, most of the Group’s costs are denominated in euro, while a substantial portion of its revenues is denominated in currencies other than the euro, including the U.S. dollar in particular. Accordingly, in order to protect the euro value of its foreign currency revenues, the Group engages in transactions designed to reduce its exposure to fluctuations in the exchange rate between the euro and such foreign currencies. See Item 5, “Operating and Financial Review and Prospects — Results of Operations — 2005 Compared to 2004” and Item 11, “Quantitative and Qualitative Disclosures about Market Risk”.
     The following table sets forth the Noon Buying Rate for the euro expressed in U.S. dollars per euro.

Year:	Average(1)	At Period End
2001	0.8909	0.8901
2002	0.9495	1.0485
2003	1.1411	1.2597
2004	1.2478	1.3538
2005	1.2400	1.1842

Month ending:	High	Low
December 31, 2005	1.2041	1.1699
January 31, 2006	1.2287	1.1980
February 28, 2006	1.2100	1.1860
March 31, 2006	1.2197	1.1886
April 30, 2006	1.2624	1.2091
May 31, 2006	1.2888	1.2607

(1)	The average of the Noon Buying Rates for the relevant period, calculated using the average of the Noon Buying Rates on the last business day of each month during the period.
     The effective Noon Buying Rate on June 19, 2006 was 1.2577.
Risk Factors
     Investing in the Company’s ADSs involves certain risks. You should carefully consider each of the following risks and all of the information included in this annual report.
     The Group has a recent history of losses; the Group’s future profitability and financial condition depend on the successful implementation of its restructuring plan — The Group experienced a 50.7% decrease in earnings in 2004, and net losses totaling €14.6 million in the fiscal year ended December 31, 2005. The Group attributes this downward trend to price competition from low-cost manufacturers, recurring unfavorable currency conditions, and a generally unfavorable economy in Italy end Europe, as well as negative results achieved by some non-performing foreign retail units, particularly in the United Kingdom, specific inefficiencies in the Group’s manufacturing operations and the higher impact of fixed costs resulting from a decrease in net sales. There is no guarantee that the Group will be able to achieve or maintain profitability in the future.
     The Group’s future operating and financial performance and business prospects will depend in large part on the successful implementation of the restructuring plan approved by the Group’s Board of Directors on May 18, 2005, after the Group’s first quarter 2005 results showed a continuing negative trend. The goals of the restructuring plan are recovering the Group’s profitability and increasing its competitiveness by reducing manufacturing costs in Italy in order to create a more streamlined cost structure, increasing overall efficiencies, and closing non-performing retail units. The Plan is also aimed at regaining the Group’s market share, especially in the medium-high end of the market, by differentiating the Group’s brands from the competition and strengthening its market reputation. If the restructuring plan is not successful, there could be a material adverse effect on the Group’s financial condition, results of operations and business prospects.
     Demand for furniture is cyclical and may fall in the future — Historically, the furniture industry has been cyclical, fluctuating with economic cycles, and sensitive to general economic conditions, housing starts, interest rate levels, credit availability and other factors that affect consumer spending habits. Due to the discretionary nature of most furniture purchases and the fact that they often represent a significant expenditure to the average consumer, such purchases may be deferred during times of economic uncertainty.
     In 2005, the Group derived 40.6% of its leather- and fabric-upholstered furniture net sales from the United States and the Americas and 52.7% from Europe. A prolonged economic slowdown in the United States and Europe may have a material adverse effect on the Group’s results of operations.
     The Group operates principally in a niche area of the furniture market - The Group is a leader in the production of leather-upholstered furniture, with 83.9% of net sales of upholstered furniture in 2005 being derived from the sale of leather-upholstered furniture. Leather-upholstered furniture represents a limited, but growing, portion of the market for upholstered furniture. Consumers have the choice of purchasing upholstered furniture in a wide variety of styles, and consumer preferences may change. There can be no assurance that the current market for leather-upholstered furniture will not decrease.
     The furniture market is highly competitive — The Group operates in a highly competitive industry that includes a large number of manufacturers. No single company has a dominant position in the industry. Competition is generally based on product quality, brand name recognition, price and service.
     The Group principally competes in the upholstered furniture sub-segment of the furniture market. In Europe, the upholstered furniture market is highly fragmented. In the United States, the upholstered furniture market includes a number of relatively large companies, some of which are larger and have greater financial resources than the Group.

Some of the Group’s competitors offer extensively advertised, well-recognized branded products.
     Competition has increased significantly in recent years as foreign producers from countries with lower manufacturing costs have begun to play an important role in the upholstered furniture market. Such manufacturers are often able to offer their products at lower selling prices, which increases price competition in the industry. In particular, manufacturers in countries like China and the countries of Eastern Europe and South America have increased competition in the promotional or lower-priced segment of the market.
     As a result of the actions and strength of the Group’s competitors and the inherent fragmentation in some markets in which it competes, the Group is continually subject to the risk of losing market share, which may lower its sales and profits. Market competition may also force the Group to reduce prices and margins, thereby reducing its cash flows.
     Fluctuations in currency exchange rates may adversely affect the Group’s results — The Group conducts a substantial part of its business outside of the euro zone. A rise in the value of the euro relative to other currencies used in the countries in which the Group operates will reduce the relative value of the revenues from its operations in those countries, and therefore may adversely affect its operating results or financial position, which are reported in euro. In addition to this translation risk, the Group is subject to currency exchange rate risk to the extent that its costs are denominated in currencies other than those in which it earns revenues. In 2005, approximately 58% of the Group’s net sales, but only approximately 44% of its costs, were denominated in currencies other than the euro. The Group is therefore exposed to the risk that fluctuations in currency exchange rates may adversely affect its results. For more information, see Item 11, “Quantitative and Qualitative Disclosures about Market Risk.”
     The Group faces risks associated with its international operations — The Group is exposed to risks that arise from its international operations, including changes in governmental regulations, tariffs or taxes and other trade barriers, price, wage and exchange controls, political, social, and economic instability in the countries where the Group operates, inflation and interest rate fluctuations. Any of these factors could have a material adverse effect on the Group’s results.
     The price of the Group’s principal raw material is difficult to predict - Leather is used in approximately 79% of the Group’s upholstered furniture production, and the acquisition of cattle hides represents approximately 35% of total cost of goods sold. The raw hides market’s dynamics are dependent on the consumption of beef, the levels of worldwide slaughtering, worldwide weather conditions and on the level of demand in a number of different sectors, including the footwear, leather, automotive, furniture and clothing sectors. The Group’s ability to increase product prices following increases in raw material costs is limited by market forces, and therefore the Group may not be able to maintain its margins during periods of significant increases in raw material costs.
     The Group’s past results and operations have significantly benefited from government incentive programs which may not be available in the future - Historically, the Group has derived significant benefits from the Italian Government’s investment incentive programs for under-industrialized regions in Southern Italy, including tax benefits, subsidized loans and capital grants. See Item 4, “Information on the Company –Incentive Programs and Tax Benefits.” The Italian Parliament has replaced these incentive programs with a new investment incentive program for all under-industrialized regions in Italy, which is currently being implemented through grants, research and development benefits. There can be no assurance that the Group will continue to be eligible for such grants, benefits or tax credits for its current or future investments in Italy.
     In recent years, the Group has opened manufacturing operations in China, Brazil and Romania that have been granted tax benefits and export incentives. There can be no assurance that these tax benefits and export incentives will continue to be available to the Group in the future.
     The Group is dependent on qualified personnel - The Group’s ability to maintain its competitive position will depend to some degree upon its ability to continue to attract and maintain highly qualified managerial, manufacturing and sales and marketing personnel. There can be no assurance that the Group will be able to continue to recruit and retain such personnel. In particular, the Group has been dependent on certain key management personnel in the past, and there can be no assurance that the loss of key personnel would not have a material adverse effect on the Group’s results of operations.
     Investors may face difficulties in protecting their rights as shareholders or holders of ADSs - The Company is incorporated under the laws of the Republic of Italy. As a result, the rights and obligations of its shareholders and certain rights and obligations of holders of its ADSs are governed by Italian law and the Company’s Statuto (or By-laws). These rights and obligations are different from those that apply to U.S. corporations. Furthermore, under Italian law, holders of ADSs have no right to vote the shares underlying their ADSs, although under the Deposit Agreement, ADS holders have the right to give instructions to The Bank of New York, the ADS depositary, as to how they wish such shares to be voted. For these reasons, the Company’s ADS holders may find it more difficult to protect their interests against actions of the Company’s management, board of directors or shareholders than they would as shareholders of a corporation incorporated in the United States.
     Control of the Company — Mr. Pasquale Natuzzi, who founded the Company and is currently Chairman of the Board of Directors, owns 47.6% of the issued and outstanding Ordinary Shares of the Company (52.8% of the Ordinary Shares if the Ordinary Shares owned by members of Mr. Natuzzi’s immediate family (the “Natuzzi Family”) are aggregated). As a result, Mr. Natuzzi controls the Company, including its management and the selection of its Board of Directors. Since December 16, 2003, Mr. Natuzzi has held his entire beneficial ownership of Natuzzi S.p.A. shares (other than 196 ADSs) through INVEST 2003 S.r.l., an Italian holding company (having its registered office at Via Gobetti 8, Taranto, Italy) wholly-owned by Mr. Natuzzi.
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

     Because a change of control of the Company would be difficult to achieve without the cooperation of Mr. Natuzzi and the Natuzzi Family, the holders of the Ordinary Shares and the ADSs may be less likely to receive a premium for their shares upon a change of control of the Company.
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
     Forward-looking statements involve inherent risks and uncertainties. The Company cautions readers that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to: effects on the Group from competition with other furniture producers, material changes in consumer demand or preferences, significant economic developments in the Group’s primary markets, significant changes in labor, material and other costs affecting the construction of new plants, significant changes in the costs of principal raw materials, significant exchange rate movements or changes in the Group’s legal and regulatory environment, including developments related to the Italian Government’s investment incentive or similar programs. Natuzzi cautions readers that the foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and events.
Item 4. Information on the Company
Introduction
     The Group is primarily engaged in the design, manufacture and marketing of contemporary and traditional leather- and fabric-upholstered furniture, principally sofas, loveseats, armchairs, sectional furniture, motion furniture and sofa beds, and living room accessories. The group aims to position the Natuzzi brand at the high end of the upholstered furniture market. The Group has structured its product portfolio around three distinct collections: Natuzzi products in the medium-high segment of the market, the Pasquale Natuzzi collection covering the high-end segment and the Italsofa line the lower-end.
     The Group is the world’s leader in the production of leather-upholstered furniture and has a leading share of the market for leather-upholstered furniture in the United States and Europe (as reported by CSIL (“CSIL”), an Italian market research firm, with reference to market information related to the year 2005). In 2000, the Company launched “Italsofa”, a new promotional brand aimed at the lower-priced segment of the upholstery market, while in January 2002, the Company introduced the new logo for the “Natuzzi” brand, which is aimed at identifying the Company’s medium to high end of the market products. The Group currently designs 100% of its products and manufactures, directly or through third parties, approximately 53% of its products in Italy. Production outside of Italy is mainly for the Italsofa brand. Within Italy, the Group sells its furniture principally through franchised Divani & Divani by Natuzzi furniture stores. As at April 30, 2006, 130 Divani & Divani by Natuzzi stores and 1 Natuzzi Store were located in Italy. Outside of Italy, the Group sells its furniture principally on a wholesale basis to major retailers and, as at April 30, 2006, through 149 “Natuzzi” and “Divani & Divani by Natuzzi” stores.
     On June 7, 2002 the Company changed its name from Industrie Natuzzi S.p.A. to Natuzzi S.p.A. The Statuto, or by-laws, of the Company provide that the duration of the Company is until December 31, 2050. The Company, which operates under the trademark “Natuzzi”, is a società per azioni (stock company) organized under the laws of the Republic of Italy and was established in 1959 by Mr. Pasquale Natuzzi, who is currently Chairman of the Board of Directors and controlling shareholder of the Company. Substantially all of the Company’s operations are carried out through various subsidiaries that individually conduct a specialized activity, such as leather processing, foam production and shaping, furniture manufacturing, marketing or administration.
     In an effort to maximize the efficiency of the Group’s organizational structure, at an extraordinary general meeting held on November 21, 2003, the Company’s shareholders approved the merger of Style & Comfort S.r.l into the Company (the Company owned 100% of the capital stock of Style & Comfort S.r.l. prior to the merger). The merger became effective on January 1, 2004.
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
Organizational Structure
     As at April 30, 2006, the Company’s principal operating subsidiaries are:

	Percentage of
Name	ownership	Registered office	Activity
Italsofa Bahia Ltd	97.99	Bahia, Brazil	(1)
Minuano Nordeste S.A.	100.00	Pojuca, Brazil	(1)
Italsofa Shanghai Ltd	100.00	Shanghai, China	(1)
Softaly Shanghai Ltd	100.00	Shanghai, China	(1)
Italsofa Romania	100.00	Baia Mare, Romania	(1)
Natco S.p.A.	99.99	Bari, Italy	(2)
I.M.P.E. S.p.A.	90.83	Qualiano,Italy	(3)
Divani Due S.r.l.	100.00	Verona, Italy	(4)
Koineé S.r.l.	100.00	Montesilvano, Italy	(4)
Nacon S.p.A.	100.00	Bari, Italy	(4)
Natuzzi Americas Inc.	100.00	High Point, NC, USA	(4)
Natuzzi Iberica S.A.	100.00	Madrid, Spain	(4)
Natuzzi Switzerland AG	97.00	Kaltbrunn, Switzerland	(4)
Natuzzi Nordic	100.00	Copenaghen, Denmark	(4)
Natuzzi Benelux S.A.	100.00	Geel, Belgium	(4)
Natuzzi Germany Gmbh	100.00	Dusseldorf, Germany	(4)
Natuzzi Sweden AB	100.00	Stockholm, Sweden	(4)
Natuzzi Japan KK	100.00	Tokyo, Japan	(4)
Natuzzi Services Limited	100.00	London, UK	(4)
La Galleria Limited	100.00	London, UK	(4)
Kingdom of Leather Trustees Limited	100.00	London, UK	(5)
Natuzzi Netherlands Holding	100.00	Amsterdam, Holland	(5)
Natuzzi United Kingdom Limited	100.00	London, UK	(5)
Natuzzi Trade Service S.r.l.	100.00	Bari, Italy	(6)
Kingdom of Leather Limited	100.00	London, UK	(7)
Italholding S.r.l.	100.00	Bari, Italy	(7)
Lagene S.r.l.	100.00	Bari, Italy	(7)
Natuzzi Asia Ltd	100.00	Hong-Kong, China	(7)

(1)	Manufacture and distribution

(2)	Intragroup leather dyeing and finishing

(3)	Production and distribution of polyurethane foam

(4)	Distribution

(5)	Investment holding

(6)	Transportation services

(7)	Not operational
     See Note 1 to the Consolidated Financial Statements for further information on the Company’s subsidiaries.

Strategy
     The Group’s primary objective is to expand and strengthen its presence in the global upholstered furniture market in terms of sales and production, while at the same time increasing the Group’s profit and efficiency. To achieve these objectives, the Group’s principal strategic objectives include:
     Improving efficiency and reducing operating costs - Due to recurring unfavorable currency conditions, pricing pressure especially in the U.S. and general economic conditions that have negatively affected order flows for Natuzzi-branded products, and as part of the Group’s ongoing efforts to become more efficient and competitive, on May 18, 2005, the Group’s Board of Directors approved a new restructuring plan. The plan is aimed at reducing manufacturing costs in Italy, increasing overall efficiencies so that the Group may become more competitive, recovering profitability through the closing of non-performing retail units and regaining market share especially in the medium-high end of the market, where the Group continues to invest in the Natuzzi brand.
     At the time of its inception, the restructuring plan provided for, among other measures, a temporary work force reduction (“Cassa Integrazione Guadagni - CIG”) of 1,320 positions by the end of 2005 in all departments across the Company, in order to reduce manufacturing costs in Italy. However, due to the accumulation of orders during the summer, and in order to provide for the seasonal increase in order flow reported beginning in the second quarter of 2005, in September 2005 the Group decided to call back about 90% of the workers that were temporarily laid off at the Italian factories. Recently the Group obtained an extension of the temporary work force reduction to cover the period June 2006 - June 2008 to allow the Group to complete all the initiatives and investments to recover profitability and efficiency specifically in the Italian plants. The Group has agreed with the Italian Unions that the number of positions that will be affected by the temporary workforce reduction during the period will not be more than 508.
     Geographical expansion - The Group first targeted the United States market in 1983 and subsequently began diversifying its geographic markets, particularly in the highly fragmented European markets (outside of Italy). According to the most recent data available for the year 2005 (source CSIL), the Group is the leader in the leather-upholstered furniture segment in the United States, with a 8.1% market share, and in Europe, with 6.5%. The Group continues to focus on sales and to expand its retail presence outside of its core markets.
     Retail program and brand development - The Group has made significant investments to improve its existing distribution network and strengthen its brand, primarily through the establishment of new distribution subsidiaries, the acquisition of companies with existing networks of retail stores, and an increase in the number of Natuzzi stores and Natuzzi

Galleries worldwide. See “—Markets”. As of April 30, 2006, there were 280 Natuzzi stores worldwide, including Divani and Divani by Natuzzi stores. The Natuzzi Galleries program was launched in 2002 and the number of galleries worldwide reached 594 as of April 30, 2006. By using the same creative concepts and internal decorations in Natuzzi stores and Natuzzi Galleries, the Group has created a coherent identity for the Natuzzi brand. The Group plans to open additional Natuzzi Stores and Galleries in strategic geographical locations to strengthen its presence in Italy and abroad and is committed to making the marketing investments necessary to increase brand recognition in these markets.
     Product diversification — The Group has taken a number of steps to broaden its product lines, including the development of new models, such as motion furniture, and the introduction of new materials and colors, including select fabrics and microfibers. See “—Manufacturing—Raw Materials” The Group also strives to expand and add value to its product offerings through its “Decorator” concept, which provides customers with “total look room package solutions.” See “— Products.” The Group believes that this approach will also strengthen its relationships with the world’s leading distribution chains, which are interested in offering branded propositions. The Group has invested in Natuzzi Style Centers in Santeramo to serve as a creative hub for the Group’s design activities.
     Expansion in all price segments - The Group is expanding in all price segments of the leather and non-leather upholstered furniture market. The Italsofa lower-priced brand, launched in October 2000, competes in the lower end of the upholstered furniture market and represented about 48.4% of total seats sold by the Group in 2005. Faced with increased competition in this price range, the Group has increased its production capacity and efficiency by investing in production facilities in Brazil, China and Romania, while continuing to emphasize the style and quality associated with the Natuzzi brand. The “Pasquale Natuzzi Collection” competes in the higher end of the upholstered furniture market and offers customers products that are of the highest quality and distinctive in terms of design, materials and project development.
Manufacturing
     As at April 30, 2006, the Group manufactured its products in 11 production facilities located in Italy. Eight of the facilities are engaged in upholstery cutting and sewing and assembly of finished and semi-finished products, and employed 2,579 workers, as at April 30, 2006, 35.2% of whom are not directly involved in production. The Group’s production facilities are located either in, or within a 25-mile radius of, Santeramo, where the Group’s headquarters are located. The assembly operations carried out at the Group production facilities also include the attaching of the foam and covering to the frames.
     These operations retain many characteristics of production by hand and are coordinated at the production facilities through the use of a management information system that identifies by number (by means of a bar-code system) each component of every piece of furniture, and facilitates its transit through the different production phases up to the storehouse. As part of an effort to decrease costs through increased productivity and flexibility, automatic guided vehicles supervised by a central computer have been installed at one of the Group’s principal assembly facilities to move products through the production chain. In other facilities, materials are currently moved by hand or conveyor belt. Operations at all of the Group’s production facilities are normally conducted Monday through Friday with two eight-hour shifts per day.
     Two of the Group’s production facilities are involved in the processing of leather hides to be used as upholstery. One of the facilities is a leather dyeing and finishing plant located near Udine. The Udine facility receives both raw and tanned cattle hides, sends raw cattle hides to subcontractors for tanning, and then dyes and finishes the hides. The other facility, located near Vicenza, is a warehouse that receives semi-finished hides and sends them to various subcontractors for processing, drying and finishing, and then arranges for the finished leather to be shipped to the Group’s assembly facilities. Hides are tanned, dyed and finished on the basis of orders given by the Group’s central office in accordance with the Group’s “on demand” planning system, as well as on the basis of estimates of future requirements. The movement of hides through the various stages of processing is monitored through the management information system. See “— ‘Supply-Chain Management’”.
     The Group produces, directly and by subcontracting, 10 grades of leather in approximately 40 finishes and 274 colors. The hides, after being tanned, are split and shaved to obtain uniform thickness and separated into “top grain” and “split” (top grain leather is used, in varying quantities, in the manufacture of all Natuzzi-branded leather products, while split leather is used in addition to top grain leather in some of the Group’s lower -priced products). The hides are then colored with dyes and treated with fat liquors to soften and smooth the leather, after which they are dried. Finally, the semi-processed hides are treated to improve the appearance and strength of the leather and to provide the desired finish. The Group also purchases finished hides from third parties.
     One of the Group’s production facilities, which is located near Naples and employed 60 workers as at April 30, 2006, is engaged in the production of flexible polyurethane foam and, because the facility’s production capacity is in excess of the Group’s needs, also sells foam to third parties. The foam produced at the Naples facility pursuant to a patented process results in a high-quality material without using any auxiliary blowing agent and is sold under the “Eco-FlexTM” trade name. A material specially designed for mattresses is also produced and sold under the “GreenflexTM” trade name. As a result of intensive R&D activity, the Company has developed a new family of high resilient materials. The different polymer matrix is safer because of its improved flame resistance, and more environmentally-friendly because it can be disposed of without harmful by-products and because the raw materials used to make it create less harmful environmental impact during handling and storage.
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
     Historically, the Group has entrusted some of its production work relating to the assembly of finished products from raw materials and finished parts to subcontractors located within a 20-mile radius of Santeramo (about 14% of Natuzzi’s production during the year ended on December 31, 2005). The Group’s contracts with these subcontractors provide that the Group will supply to each subcontractor product designs, finished leather, pre-cut cushions, wooden frames and other assembly materials. The subcontractors are required to assemble these materials into finished products.
     The furniture is assembled at a fixed cost per unit that is set to increase annually in line with inflation. These contracts have an indefinite term, subject to termination by either party with prior notice (generally one month).
     Raw Materials - The principal raw materials used in the manufacture of the Group’s products are cattle hides, polyurethane foam, polyester fiber, wood and wood products.
     The Group purchases hides from slaughterhouses and tanneries located mainly in Italy, Brazil, Colombia, Australia, Germany, Uruguay, Scandinavian countries, the United States, and Eastern Europe. The hides purchased by the Group are divided into several categories, with hides in the lowest categories being purchased mainly in Brazil, Colombia, and Ukraine; those in the middle categories being purchased mainly in Australia, Uruguay, Italy and the United States and those in the highest categories being purchased in Germany and Scandinavian countries. A significant number of hides in the lowest categories are purchased at the “wet blue” stage — i.e., after tanning — while some hides purchased in the middle and highest categories are unprocessed. The Group has implemented a leather purchasing policy according to which a percentage of leather is purchased at a finished or semi-finished stage. Therefore, the Group has had a smaller inventory of “split leather” to sell to third parties. Approximately 80% of the Group’s hides are purchased from 20 suppliers, with whom the Group enjoys long-term and stable relationships. Hides are generally purchased from the suppliers pursuant to orders given every one to two months specifying the number of hides, the purchase price and the delivery date.
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
     During most of 2005, the prices paid by the Group remained stable, but during the last quarter of the year prices have increased, especially on the Brazilian market. The factors influencing the leather prices increasing in the last quarter of the year were due to a reduction in red meat consumption and the exchange rate of the currencies in the markets where we operate. The Group believes that these same conditions will influence the price of cattle hides in 2006 more significantly than in 2005 and is continuing to research new suppliers and sources of cattle hides.
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
     Fabrics and microfibers purchased from the Italian suppliers are delivered directly by the suppliers to the Group’s facility in Matera, while those purchased overseas are delivered to an Italian port and then sent to the Matera facility. Only microfibers purchased in Taiwan and South Korea are delivered directly by the suppliers to Chinese and Brazilian ports and then sent to the Shanghai, Salvador de Bahia and Pojuca facilities. The Group is able to purchase such products at reasonable prices as a result of the volume of its orders. The Group continuously searches for alternative supply sources in order to obtain always the best product at the best price.
     Price performance of fabrics is quite different from that of microfibers. Because fabrics are purchased exclusively in Italy and are composed of natural fibers, their prices are influenced by the cost of labor and the quality of the product. During 2005, fabric prices were stable due to long-term relationships with suppliers and the large volumes purchased by the Group, despite the increases in the cost of raw materials and oil. Microfiber prices have decreased due to the introduction of new suppliers and the renegotiation of prices with current suppliers. The price of microfibers is mainly influenced by the international availability of high-quality products and raw materials at low costs especially from Asian markets.
     The Group obtains the chemicals required for the production of polyurethane foam from major chemical companies located in Europe (including Germany, Italy and the United Kingdom) and the polyester fiber filling for its polyester fiber-filled cushions from several suppliers, located mainly in Korea, China and Taiwan. The chemical components of polyurethane foam are petroleum-based commodities, and the prices for such components are therefore subject to, among other things, fluctuations in the price of crude oil. The Group obtains wood and wood products for its wooden frames from suppliers in Italy and Eastern Europe. Through its plants located in Romania, the Group has begun engaging directly in the cutting and transformation of wood from Romanian forests.
     With regard to the Group’s collection of home furnishing accessories (tables, lamps, carpets, home accessories in different materials), most of the suppliers are located in Italy and other European countries, while some hand-made products (such as carpets) are made in India.
          “Supply-chain Management”
          Organization. In order to speed up the processing of information and material, the Group has set up a new organization. Starting in June 2004, all functions of the supply chain have been aggregated in the HQ Logistics Department according to modern models of Supply Chain Organizations. This type of organization ensures that information and material flows are organized, synchronized and efficient, and consequently it also improves customer service as well.
          Planning (order management, production, procurement). The Group schedules its manufacture and procurement of raw materials and components “on demand”. This system allows the Group to manage a high number of product combinations (in terms of number of models, versions and covering codes) that are offered to customers around the world while maintaining a high level of customer service and low inventory. “On demand” planning reduces the risk of obsolescence even if the products have short lifespans. The Group’s material flow policies, which are defined by the Group’s Logistics Director, have reduced all lead times (except those due to orderbooking backlog, a process that is not managed by the Group’s Logistics Department) to five weeks (average of all orders). Special programs with three-week lead times are provided for a limited number of customers and limited collections and product combinations. The lead times can be longer than described above when an unusually high level of orders are made. The time required for the delivery to the customer varies depending on where the customer is located (transport lead times vary widely depending on the distance between the final destination and the production units).
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
          In order to incur the lowest costs and achieve the best product quality, the Group attains the optimum load level for shipping through the use of “tailor made” software. Since the prices quoted to customers are based on shipments of full containers, if a customer’s order does not represent optimal use of container space, revisions to the customer’s order will be suggested. Upon finalization of the customer’s order, the computer system generates an order proposal that is reviewed to determine feasibility in terms of the types of products, quantity and timing. In order to improve and adapt the above mentioned software to Natuzzi needs, a new research project has been launched in cooperation with the University of Bari and the University of Copenhagen. The expected result is a reduction in transportation costs in the medium- to long-term future.
          This planning process allows for the optimum use of the available technology, capacity and human resources, while minimizing costs and achieving high quality. Once production is scheduled, the Group’s “Material Requirement Planning Information System” produces a proposed list of raw materials and components to be ordered. This list is analyzed, reviewed and combined with the Group’s global procurement scheduling. All purchases from suppliers are then planned. Procurement lead times are relatively short; leather is generally available within three weeks of ordering and certain components are supplied by a “ready from stock” service. The Group strives to achieve optimum levels of service while keeping inventory low, and to that end the Group constantly seeks, through a synergic collaboration between the Sales and Logistics departments, to improve its capacity to forecast future demand.
          Transportation. The Group delivers goods to customers by common carriers. Those goods destined for the Americas and other markets outside Europe are transported by sea in 40’ high cube containers, while those produced for the European market are generally delivered by truck and, in some cases, by railway. In 2005, the Group shipped 13,327 containers (40’hc) to overseas countries and approximately 8,465 full load mega-trailer trucks to European destinations. In order to guarantee the best price and quality of transportation services, the Group deals directly with shipping companies and logistic operators without resorting to the use of intermediaries.
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
          Since September 2003 the Group has operated an on-line Transportation Portal to enable transportation suppliers to provide the Group and its sales force, as well as some customers , an order status report on their assigned shipment, which includes rail station /port arrival, re-shipment and final delivery.
Products
          The Group produces a vast range of upholstered furniture in both leather and fabric in three different styles that reflect the different tastes and lifestyles of our customers: Casual, Urban and Vintage.
          Through this subdivision of three stylistic worlds, where each is characterized by particular colors, ambiance and emotions, the Group is able to establish an immediate connection with different target groups, offering them the best living solution.
          The Group’s product range falls within five broad categories of furniture: stationary furniture (sofas, loveseats and armchairs); sectional furniture; motion furniture; sofa beds and occasional chairs (including recliners and body massage chairs). The Group offers its products in 375 different models, 10 leather grades, 31 leather finishes and 230 colors; 7 fabric grades, 23 fabric finishes and 127 colors; and 3 microfiber grades, 4 microfiber finishes and 62 colors. Each of the Group’s models is generally offered in various forms (e.g., sofa, loveseat, armchair, ottoman, sectional components, motion mechanism and body massage chairs). Each model is offered at prices that vary depending principally on the quality and finish of the leather (including whether it is top grain only leather or top grain with split) and the quality of the cushions (including whether they are foam, polyester fiber or feather).
          In addition to the main collection, the Group offers two specialized product lines. The Pasquale Natuzzi Collection includes all three lifestyles mentioned above and represents the highest segment of the Natuzzi brand. It is characterized by a clear elegance achieved through materials and stylistic details that bring out the uniqueness of each creation in this collection. The Italsofa Collection, the Group’s promotional line launched in October 2000, has been successful beyond all predictions, achieving the difficult balance between lower sales prices and Italian style and high quality. Currently there are 104 models in this collection. Based on the results of this collection, the Group offers different coverings for Italsofa products in the Group’s different markets. For the Americas and the Asia Pacific market, leather coverings are offered in 4 grades, 12 finishes and 88 colors, and microfiber coverings are offered in 3 grades, 3 finishes and 34 colors. By contrast, in EMEA (Europe, Middle East and Africa), leather coverings are offered in 4 grades, 12 finishes and 82 colors and microfiber coverings are offered in 3 grades, 4 finishes and 42 colors.
          The Group’s strategy has been to reduce the number of models offered while increasing the available number of versions. This reduction in complexity provides a clearer, more customer-oriented vision for the whole organization. The high degree of personalization offered within each of the lifestyle lines allows the Group to satisfy a wide range of customer tastes and preferences. In addition, by observing consumer choices about product personalization, the Group’s Research and Development department is able to monitor trends and respond to changes in consumer preferences in a timely and focused manner.
          Beyond its upholstered furniture offerings, the Group is committed to developing innovative enhancements to more traditional living room sets (composed of 3-seater/2-seater/chair solutions) through the introduction of accessory furnishings such as coffee tables, lamps, rugs, and wall units. The Group has thus diversified its product line with a new collection of occasional furniture and accessories. The Group aims to keep this collection small, while offering a complete selection to satisfy the different living space needs and tastes of its customers.
          The Group creates new items in response to market demand, concentrating on style, price and dimension. The Group performs extensive and meticulous market analysis of the market segments in which the Group operates, which is generally highly accurate.
          The marketing strategy of the Group is based on offering new models and products with a certain regularity. In the design and creation phase of the new models, the designers’ group is completely dedicated to the study and definition of trends and innovative designs, while keeping in mind the price point objectives indicated by the Group’s market analysis. Only occasionally do the Group’s designers project new models at the specific request of large customers.

          One of the most important tasks on which the Research and Development department focuses is ensuring that the “points of sale” for Natuzzi products are consistent with the Natuzzi brand image and well-adapted to the targeted market segment. The Group’s store-level marketing communication system has been completely re-designed with the aim of reaching customers more directly and incisively. The Group believes that this service simplifies the work of its retailers, which otherwise are forced to put together single elements coming from different suppliers and to have interior decorators dedicated to offering decorating solutions to customers. We believe that the Group is uniquely capable of offering customers complete furnishing solutions.
Markets
          The Group markets its products internationally as well as in Italy. Outside Italy, the Group sells its leather furniture principally on a wholesale basis to major retailers and furniture stores. In 1990, the Group began selling its leather-upholstered products in Italy and abroad through franchised Divani & Divani by Natuzzi and Natuzzi furniture stores. Since 2001 the Group has also sold its furniture through directly owned Divani & Divani by Natuzzi and Natuzzi stores.
          In 2005 the Group derived 40.6% of its leather- and fabric-upholstered furniture net sales from the United States and the Americas, 52.7% from Europe and 6.7% from the rest of the world (mainly Australia and Japan). See “— Strategy.”
          The following tables show the leather- and fabric-upholstered furniture net sales and unit sales (in seats) of the Group broken down by geographic market for each of the years indicated:

	Leather- and Fabric-Upholstered Furniture Net Sales (millions of euro)
	2005		2004		2003		2002		2001
U.S. and the Americas(1)	241.7	40.6%	279.4	42.0%	320.1	47.5%	366.4	49.9%	356.4	49.9%
Europe	313.2	52.7%	340.1	51.1%	313.5	46.5%	326.5	44.4%	317.9	44.5%
Rest of the World	39.9	6.7%	46.0	6.9%	40.4	6.0%	41.8	5.7%	39.7	5.6%

Total	594.8	100.0%	665.5	100.0%	674.0	100.0%	734.7	100.0%	714.0	100.0%

	Leather- and Fabric-Upholstered Furniture Net Sales (in seats)(2)
	2005		2004		2003		2002		2001
U.S. and the Americas(1)	1,386,329	49.3%	1,564,901	51.0%	1,699,160	55.6%	1,572,879	52.0%	1,376,818	47.9%
Europe	1,262,887	44.9%	1,319,740	43.0%	1,181,566	38.6%	1,278,296	42.2%	1,323,736	46.0%
Rest of the World	162,523	5.8%	186,330	6.0%	178,109	5.8%	176,483	5.8%	175,704	6.1%

Total	2,811,739	100.0%	3,070,971	100.0%	3,058,835	100.0%	3,027,658	100.0%	2,876,258	100.0%

(1)	Outside the United States, the Group also sells its products to customers in Canada and Central and South America (collectively, the “Americas”).

(2)	Includes seats produced at Group-owned facilities and by subcontractors. Seats are a unit measurement. A sofa consists of three seats; an armchair of one.
          1 United States and the Americas. In 2005, net sales of leather- and fabric-upholstered furniture in the United States and the Americas decreased 13.5% to €241.7 million, compared to €279.4 million in 2004, and the number of seats sold decreased 11.4% to 1,386,329, compared to 1,564,901 in 2004.
          The Group’s sales in the United States and the Americas are handled by Natuzzi Americas, the Group’s distribution subsidiary for North and Latin America, which maintains offices in High Point, North Carolina, the heart of the most important furniture manufacturing and distributing region in the United States. The staff at High Point provides customer service, marketing and logistics, handles finance and collections, and generally acts as the customers’ contact for the Group. As at April 30, 2006, the High Point operation had 65 employees.
          Natuzzi Americas has 55 independent sales representatives and sub-representatives in the United States and the Americas. They are supervised by three regional sales and marketing managers, one for each of the U.S. Eastern Region, U.S. Western Region/Latin America and Canada.
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
          2 Europe
          2.1 Europe (excluding Italy). In 2005, economic conditions throughout Europe continued to be difficult. In the United Kingdom alone, over 400 furniture stores were closed.
          During 2005, net sales of leather- and fabric-upholstered furniture in Europe (excluding Italy) decreased by 7.8% to €246.2 million, compared to €267.1 million in 2004, and seats sold decreased by 2.8% to 1,015,683.
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
          As in the United States, the Group advertises its products in Europe (outside Italy) to consumers and to retailers directly and through the use of various marketing tools. The Group also promotes its products in Europe through six subsidiaries in Belgium, Denmark, Sweden, Germany, United Kingdom, Switzerland and Spain, as well as through a network of sales agents. The Group also participates in furniture fairs in the most important markets. As at December 31, 2005, the Group had 9 sales agents and sub-agents in Europe. These sales agents are paid on a commission basis.

          Outside Italy, the Company uses franchised or directly owned stores to penetrate markets and implement brand strategies. As of April 30, 2006, 54 franchised single-brand stores were operating in southwest Europe (outside Italy): 27 under the Divani & Divani by Natuzzi name (13 in Greece, 14 in Portugal) and 27 under the Natuzzi name (21 in France, 2 in Malta, 2 in Cyprus and one in each of the United Kingdom and Iceland). As of April 30, 2006, there were 39 directly owned stores in southwest Europe (outside Italy): 8 in Switzerland, 28 in Spain and 2 in United Kingdom under the Natuzzi name. In the United Kingdom, the Group also operated a concession (store-in-store) inside Selfridges Department Store – in London.
          In February of 2006, the Group started the process of liquidating Natuzzi’s subsidiaries in the United Kingdom. The Group intends to retain 2 of the original group of stores (see note 1 to the consolidated financial statement). This decision was driven both by the desire to more precisely position the Natuzzi brand in the medium to high end of the UK market, as well as by the negative performance of most of these stores.
          In Eastern Europe, during 2005 the Group opened 9 new galleries in addition to the 13 already existing.
          Seven of these new galleries were opened in emerging markets like Macedonia, Moldova, Ukraine, Hungary and the Czech Republic where two galleries operate alongside two stores. During 2005 the Group worked toward the conclusion of two important projects: the opening of its first store in Moscow (Russia) and its first store in Warsaw (Poland). These stores were opened in the first months of year 2006.
          2.2 Italy. In 2005, sales of leather- and fabric-upholstered furniture in Italy decreased of 8.20% to €67.0 million, compared to €73.0 million in 2004, and seats sold decreased by 9.9% to 247,203.
          Since 1990, the Group has sold its upholstered products within Italy principally through franchised Divani & Divani furniture stores (now Divani & Divani by Natuzzi). As of April 30, 2006, 130 Divani & Divani by Natuzzi stores and 1 Natuzzi store were located in Italy, 20 of which were directly owned.
          In April 2005, the Company acquired Koineè S.r.l. (Koineè), an Italian enterprise that was operating seven “Divani & Divani by Natuzzi” stores. The stores are located in the Abruzzo and Marche regions of Italy. In November 2005, the Company acquired a network of seven stores “Divani & Divani by Natuzzi” located in Rome. On April 5, 2006 the Group opened a store in the center of Milan’s main shopping and commercial area. The primary reason for these acquisitions is the opportunity to maintain and expand the market presence in the aforementioned regions and cities.
          3 Rest of the World
          3.1 Asia-Pacific. Overall sales in the Asia-Pacific market decreased by 13.2% in 2005 to €39.9 million, compared to €46.0 million in 2004. In 2005, sales in Australia were €16.5 million (down 14.9% from 2004), and sales in Japan were €4.2 million (down 43.2% compared to €7.4 million in 2004). This decrease was mainly due to the termination of our distributorship agreement in the market and our decision to directly manage our operations through the establishment of a local operating subsidiary.

          In addition to the operating subsidiary in Japan, the Group manages its Asia-Pacific sales through a commercial office placed within its operating subsidiary, Italsofa Shanghai Ltd, and three agencies located in Australia, Korea and New Zealand.
          As of April 30, 2006, 29 franchised single-brand stores were operating in the Asia Pacific market: 16 in Australia, 10 in China, one in Singapore and two in New Zealand. The 16 stores in Australia operate alongside 29 galleries in David Jones Department Stores.
          3.2 Middle East. 2005 has been an important year for the development of the Natuzzi brand strategy in this area. During the year 4 stores have been opened: one in Lebanon, two in the United Arab Emirates and one in Saudi Arabia, as well as one gallery in Bahrain.
          Customer Credit Management - The Group maintains an active credit management program. The Group evaluates the creditworthiness of its customers on a case-by-case basis according to each customer’s credit history and information available to the Group. Throughout the world, the Group utilizes “open terms” in 81% of its sales and obtains credit insurance for almost 82% of this amount; 16.5% of the Group’s remaining sales are commonly made to customers on a “cash against documents” and “cash on delivery” basis; and lastly 2.5% of the Group’s sales are supported by a “letter of credit” or “payment in advance”.
          Advertising — The Group uses the Natuzzi brand for its medium- to higher-priced product line. In January 2002, during the Cologne Furniture Fair, the Group launched the new Natuzzi “visual identity”, through which the brand name has taken on a new aesthetic and strategic meaning.
          The Natuzzi Communication System was developed to regulate all methods used in each market to advertise the brand name, and operates transversally on different levels: the “brand-building level” establishes the brand’s philosophy, while the “traffic-building level” aims to attract consumers to points of sale using various kinds of initiatives, such as presentations of new collections, new store openings and promotional activities.
          Advertising in the galleries is carried out with the help of the “Retail Advertising Kit”, a collection of templates that enable advertising of the Natuzzi brand in conjunction with the retailer’s brand.
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
          In December 1996, the Company and the “Contract Planning Service” of the Italian Ministry of the Industrial Activities signed a “Program Agreement” with respect to the “Natuzzi 2000 project”. In connection with this project, Natuzzi Group prepared a multi-faceted program of industrial investments for the increase of the production capacity of leather and fabric upholstered furniture in the area close to its headquarters in Italy. According to this “Program Agreement”, Natuzzi should have realized investments for €295.2 million and at the same time the Italian government should have contributed in the form of capital grants for €145.5 million. During 2003 Natuzzi revised its growth and production strategy due to the strong competition of products realized by competitors in countries like China and Brazil. Therefore, as a consequence of this change in the economic environment in 2003 Natuzzi requested to the Italian Ministry of the Industrial Activities the revision of the original “Program Agreement” as follows: reduction of the investment to be realized from €295.2 million to €69.8 million, and reduction of the related capital grants from €145.5 million to €35.0 million. During April 2005 the Company received from the Italian Government the final approval of the “Program Agreement” confirming these revisions. Natuzzi received under the aforementioned project capital grants in 1997 and 2005 for €27.1 million and €7.9 million, respectively. A committee has been appointed by the Ministry of Industrial Activities to prepare the final technical report for the disbursement of the remaining capital grants of approximately €10.8 million.
          On April 27, 2004, the Technical-Scientific Committee of the Italian Education, University and Research Ministry approved a four-year research project presented by the Company in February 2002 related to improvement and development in leather manufacturing and processing. The Committee has approved a maximum capital grant of €2.4 million and a 10-year subsidized loan for a maximum amount of €3.7 million at a subsidized interest rate of 0.5% to be used in connection with industrial research expenses and prototype developments (as published on August 20, 2004, in the Italian Official Gazette (Gazzetta Ufficiale della Repubblica Italiana) n° 195). Industrial research and prototype developments planned as part of the project are already underway thanks to the collaborative efforts of specialized in-house personnel and university researchers from the University of Lecce and the Polytechnic University of Bari.
          In 2006, Natuzzi entered into an agreement with the Italian Ministry for the incentive program denominated “Integrated Package Benefits — Innovation of the working national program 'Developing Local Entrepreneurs'” for the creation of a centralised information system in Santeramo in Colle that will be utilized by all Natizzi points-of-sale around the world.

This agreement acknowledges costs of €7.2 million and €1.9 million for the development and industrialization program, respectively.
          On March 20, 2006, the Italian Industrial Ministry issued a concession decree providing for a provisional grant of €2.8 million and a loan of €4.3 million, to be repaid at a rate of 0.7% over 10 years.
          Certain of the Group’s foreign subsidiaries, including Italsofa (Shanghai) Co. Ltd, Italsofa Bahia Ltda, Minuano Nordeste S.A. and SC Italsofa Romania S.r.l. enjoy significant tax benefits, such as corporate income tax exemptions or reductions of the applicable corporate income tax rates.
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
Trademarks and Patents
          The Group’s products are sold under the “Natuzzi” and “Italsofa” names. These names and certain other trademarks, such as “Divani & Divani by Natuzzi”, have been registered as such in Italy, in the European Union, in the United States and elsewhere. In order to protect its investments in new product development, the Group has also undertaken a practice of registering certain new designs in most of the countries in which such designs are sold. The Group currently has more than 1,500 design patents and patents pending. Applications are made with respect to new product introductions which the Group believes will enjoy commercial success and have a high likelihood of being copied.
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
Environmental Regulatory Compliance
          The Group operates its own tannery in the province of Udine and another facility for the foam production in Naples.
          The activities of these two facilities are subject to both Italian and European laws and regulations. The Group believes that it operates these and other facilities in compliance with all applicable laws and regulations.
Insurance
          The Group maintains insurance against a number of risks. The Group insures against loss or damage to its facilities, loss or damage to its products while in transit to customers, failure to recover receivables, certain potential environmental liabilities and product liability claims. While the Group’s insurance does not cover 100% of these risks, management believes that the Group’s present level of insurance is adequate in light of past experience.
Description of Properties
          The location, approximate size and function of the principal physical properties used by the Group as at April 30, 2006 are set forth below:

	Size
	(approximate
	square
Location	meters)	Function
Santeramo in Colle (BA) – Italy	29,000	Headquarters, prototyping, manufacturing of wooden frames, leather cutting, sewing and product assembly, showroom (Owned)
Santeramo in Colle, Iesce (BA) – Italy	27,500	Leather cutting, sewing and product assembly (Owned)
Matera la martella – Italy	38,000	Fabric cutting, sewing and product assembly (Owned)
Matera Iesce – Italy	12,500	Leather cutting, sewing and product assembly (Owned)
Altamura (BA) via dell’Avena – Italy	5,800	Leather cutting, sewing (Owned)
Altamura (BA) via Graviscella – Italy	8,500	Product assembly (Owned)
Altamura (BA) c.da Fornello– Italy	7,000	Warehouse (Owned)
Altamura (BA) via della Paglia – Italy	3,300	Training school, warehouse (Owned)
Altamura (BA) NDS – Italy	3,700	Accessory Furnishings warehouse (Owned)
Ginosa (TA) – Italy	14,500	Leather cutting, sewing and product assembly (Owned)
Laterza (TA) – Italy	10,000	Leather cutting, sewing and product assembly (Owned)
Laterza (TA) – Italy	13,000	Leather cutting, leather warehouse (Owned)
Laterza (TA) – Italy	20,000	Leather cutting, leather warehouse (Owned)
Qualiano (NA) – Italy	12,000	Polyurethane foam production (Owned)
Pozzuolo del Friuli (UD) – Italy	20,000	Leather dyeing and finishing (Owned)
Montebello (VI) – Italy	5,500	Leather warehouse (Leased)
High Point — North Carolina — U.S.A.	10,000	Office and showroom for Natuzzi Americas (Owned)
Baia Mare – Romania	70,200	Leather cutting, sewing and product assembly, manufacturing of wooden frames, polyurethane foam shaping, fiberfill production and wood and wooden product manufacturing (Owned)
Shanghai – China	43,500	Leather cutting, sewing and product assembly, manufacturing of wooden frames, polyurethane foam shaping, fiberfill production (Owned)
Shanghai – China	15,000	Leather cutting, sewing and product assembly, manufacturing of wooden frames, polyurethane foam shaping, fiberfill production (Leased)
Salvador de Bahia (Bahia) – Brazil	28,000	Leather cutting, sewing and product assembly, manufacturing of wooden frames, polyurethane foam shaping, fiberfill production (Owned)
Pojuca (Bahia) – Brazil .	30,000	Leather cutting, sewing and product assembly, manufacturing of wooden frames, polyurethane foam shaping, fiberfill production (Owned)

          The Group believes that its production facilities are suitable for its production needs and are well maintained. The Group’s production facilities are operated utilizing close to 100% of their production capacity. Operations at all of the Group’s production facilities are normally conducted Monday through Friday with two eight-hour shifts per day. In 2005, the Group continued to utilize subcontractors to meet demand.
          The Group also directly manages 64 stores (of which 20 located in Italy), but it is not the owner of any of them.
Capital Expenditures
          The following table sets forth the Group’s capital expenditures for each year in the three-year period ended December 31, 2005:

	Year ending December 31,
	(millions of Euro)
	2005	2004	2003
Land and plants	3.4	9.5	11.3
Equipment	10.1	17.7	12.8
Other	11.6	27.2	23.2

Total	25.1	54.4	47.3
          Capital expenditures during the last three years were primarily made in the areas of construction, as well as improvements to property, plant and equipment and the expansion of the Company’s retail network. In 2005, capital expenditures were primarily made to open new Natuzzi stores and galleries, as well as to make improvements at existing facilities (such as those located in Bahia Mare, Romania, in Pozzuolo del Friuli, Italy, and other facilities located in and around Santeramo in Colle, Italy) in order to increase productivity and production capacity. The Group expects that capital expenditures in 2006, to be financed with cash flow from operations, will be approximately €25 million mainly directed to improvements of existing plants as well as to opening new Natuzzi stores and galleries.
Item 4A. Unresolved Staff Comments
None
Item 5. Operating and Financial Review and Prospects
          The following discussion of the Group’s results of operations, liquidity and capital resources is based on information derived from the audited Consolidated Financial Statements and the notes thereto included in Item 18 of this annual report. These financial statements have been prepared in accordance with Italian GAAP, which differ in certain respects from U.S. GAAP. For a discussion of the principal differences between Italian GAAP and U.S. GAAP as they relate to the Group’s consolidated net earnings (loss) and shareholders’ equity, see Note 27 to the Consolidated Financial Statements included in Item 18 of this annual report.
Critical Accounting Policies
          Use of Estimates - The significant accounting policies used by the Group to prepare its financial statements are described in Note 3 to the Consolidated Financial Statements included in Item 18 of this annual report. The application of these policies requires management to make estimates, judgments and assumptions that are subjective and complex and affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Group’s financial presentation could be materially different if different estimates, judgements or assumptions were used. The following discussion addresses the estimates, judgements and assumptions that the Group considers most material based on the degree of uncertainty and the likelihood of a material impact if a different estimate, judgement or assumption were used.
          Recoverability of Long-lived Assets — The Group periodically reviews the carrying value of the long-lived assets held and used and that of assets to be disposed of, including goodwill and other intangible assets, when events and circumstances warrant such a review. If the carrying value of a long-lived asset is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its estimated recovery value, in relation to its use or realization, as determined by reference to the most recent corporate plans. Management believes that the estimates of these recovery values are reasonable; however, changes in estimates of such recovery values could affect the relevant valuations. The analysis of each long-lived asset is unique and requires that management use estimates and assumptions that are deemed prudent and reasonable for a particular set of circumstances.
          During 2005, the Company didn’t record impairment losses for goodwill, and it recorded €2.8 million of write-off of fixed assets attributable most of them to the closure of several stores managed directly by the Company.
          Allowances for Returns and Discounts - The Group records revenues net of returns and discounts. The Group estimates sales returns and discounts and creates an allowance for them in the year of the related sales. The Group makes estimates in connection with such allowances based on its experience and historical trends in its large volumes of homogeneous transactions. However, actual costs for returns and discounts may differ significantly from these estimates if factors such as economic conditions, customer preferences or changes in product quality differ from the ones used by the Group in making these estimates.
          Allowance for Doubtful Accounts - The Group makes estimates and judgments in relation to the collectibility of its accounts receivable and maintains an allowance for doubtful accounts based on losses it may experience as a result of failure by its customers to pay amounts owed. The Group estimates these losses using consistent methods that take into consideration, in particular, insurance coverage in place, the credit worthiness of its customers and general economic conditions. Changes to assumptions relating to these estimates could affect actual results. The reader should be cautioned that actual results may differ significantly from the Group’s estimates if factors such as general economic conditions and the credit worthiness of its customers are different from the Group’s assumptions.
          Revenue Recognition - Under Italian GAAP, the Group recognizes sales revenue, and accrues costs associated with the sales revenue, at the time products are shipped from its manufacturing facilities located in Italy and abroad. A significant part of the products are shipped from factories directly to customers under terms that risks and ownership are transferred to the customer when the customer takes possession of the goods. These terms are ‘delivered duty paid’, ‘delivered duty unpaid’, ‘delivered ex quay’ and ‘delivered at customer factory’. Delivery to the customer generally occurs within one to six weeks from the time of shipment. The Group’s revenue recognition under Italian GAAP is at variance with U.S. GAAP. For a discussion of revenue recognition under U.S. GAAP, see Note 27(d) to the Consolidated Financial Statements included in Item 18 of this annual report.
Results of Operations
          Summary — In 2005, price pressure from competitors in countries that are able to produce goods at lower costs, and economic stagnation in some of our major markets, contributed to a decrease of net sales of 11.1% compared to 2004. Units sold decreased, by 8.4%, due to the negative performance suffered in Americas (-11.4%), in the Rest of the World (-12.8%) and in Europe (-4.3%). Italsofa, the Group’s lower-priced brand continued to represent a growing percentage of the Group’s total seats sold, 48.4% of total seats sold in 2005 compared to 35.3% in 2004.
          In 2005 the Group showed a net loss of € 14.6 million, whereas one year earlier it reported net earnings of € 18.4 million. On a per Ordinary Share, or ADS basis, net losses for 2005 totaled € 0.27 down from earnings per share of € 0.34 reported in 2004. The decrease was primarily caused by the negative results recorded by foreign distribution companies that in the whole year 2005 realized net losses for €23.7 million. In particular, our United Kingdom distribution company continued to poorly perform also in 2005 and, as a result, the Group closed 9 stores during the first four months of 2006. The closing of the abovementioned stores is a consequence of the decision of the Group to relocate directly owned stores in the London Area. In addition net losses were caused by lower efficiencies in manufacturing operations, as well as to higher impact of fixed costs resulting from the decrease in net sales. Finally, 2005 net result was negatively affected by the obsolescence charges of € 6.7 million regarding, in particular, leather used in the Company’s manufacturing process.
          The following table sets forth certain income statement data expressed as a percentage of net sales for the years indicated:

	Year Ended December 31,
	2005	2004	2003
Net sales	100.0%	100.0%	100.0%
Cost of sales	68.6	64.3	66.1
Gross profit	31.4	35.7	33.9
Selling expenses	27.2	25.0	23.3

	Year Ended December 31,
	2005	2004	2003
General and administrative expenses	6.4	5.4	5.1
Operating income (loss)	(2.2)	5.3	5.5
Other income (expense), net	0.4	(0.5)	0.5
Income taxes	0.4	2.4	1.1
Net earnings (loss)	(2.2)	2.4	4.9
          See Item 4, “Information on the Company — Markets”, for tables setting forth the Group’s net leather- and fabric-upholstered furniture sales and unit sales, which are broken down by geographic market, for the years ended December 31, 2001 through 2005.
          2005 Compared to 2004 — Net sales for 2005, including sales of leather- and fabric-upholstered furniture and other sales (principally polyurethane foam, leather sold to third parties and accessories), decreased 11.1% to €669.9 million compared to 2004.
          Net sales for 2005 of leather- and fabric-upholstered furniture decreased 10.6% to €594.8 million compared to 2004. The 10.6% decrease was due to a 8.4% decrease in units sold and to a 2.2% adverse change in the mix of products and product prices, with a higher proportion of sales of lower priced furniture. Net sales for the Natuzzi-branded furniture accounted for 66.4% of our net sales for 2005, and net sales of Italsofa products accounted for 33.6% of our net sales for 2005. Net sales for 2005 of Natuzzi-branded furniture decreased 22.1%, while net sales of Italsofa-branded furniture increased 26.1% compared to 2004. During 2005 the euro did not appreciate significantly against the major currencies, and therefore net sales were not significantly affected by exchange rate fluctuations.
          Net sales for 2005 of leather-upholstered furniture decreased 8.9% to €498.9 million compared to 2004, and net sales for 2005 of fabric-upholstered furniture decreased 18.5% to €95.9 million compared to 2004.
          In the Americas, net sales for 2005 of upholstered furniture decreased 13.5% to €241.7 million compared to 2004, and seats sold decreased by 11.4% at 1,386,329, because of persistent pricing pressures in the U.S. market. Net sales from the lower-priced Italsofa-branded furniture increased 20.1% compared to 2004, while net sales from the higher-priced Natuzzi-branded furniture decreased 25.8%. In Europe, net sales for 2005 of upholstered furniture decreased 7.9% to €313.2 million compared to 2004, due to a 18.9% decrease in net sales of Natuzzi-branded furniture partially offset by a growth in net sales of Italsofa-branded furniture (+31.4%). In the rest of the world, net sales for 2005 of upholstered furniture decreased 13.2% to €39.9 million compared to 2004. Also in this case net sales for Natuzzi-branded furniture decreased 24.2%, while net sales of Italsofa-branded furniture increased 33.0%.
          Net sales for 2005 of Natuzzi-branded furniture decreased 22.1% to €394.9 million compared to 2004. During the same period, net sales of the lower-priced Italsofa furniture increased 26.1% to €199.9 million compared to 2004. The continued growth of Italsofa was due to consumer price sensitivity resulting from sluggish economic conditions worldwide and the Group’s ability to offer Italsofa products at attractive prices. The Group currently believes that the impact on our sales from the growing percentage of sales represented by lower-priced Italsofa furniture relative to the higher-priced Natuzzi brand furniture will be counterbalanced in the medium- to long-term (three to five years) by the Group’s expectation of an increasing penetration of the Natuzzi brand in the medium-high end of the upholstery market as a result of the adopted marketing initiatives. However, we can give no assurance that we will achieve our objectives, since our expectations are subject to inherent risks and uncertainties. See “Item 3 — Forward Looking Information”.
          Total net sales of Divani & Divani by Natuzzi, Natuzzi Stores and Kingdom of Leather stores decreased 11.4% in 2005 to €113.9 million compared to 2004.
          In 2005, total seats sold decreased 8.4% to 2,811,739 from 3,070,971 sold in 2004. The negative performance was recorded in the Americas (11.4% down to 1,386,329 seats), in the rest of the world (12.8% down to 162,523 seats) and in Europe (4.3% down to 1,262,886 seats).
          Considering that in 2005 units sold of the lower-priced Italsofa furniture increased 25.4% while units sold from the higher-priced Natuzzi brand furniture decreased 26.9%, presented below are change in our volume sales by brand in our principal markets.
          In terms of seats sold under the Natuzzi brand, the Group recorded negative results in USA (-30.3%), Italy (-14.8%), Canada (-20.9%), the United Kingdom (-44.9%), Belgium (-18.9%), France (-31.8%), Australia (-33.3%), Holland (-22.7%), Germany (-38.4%), Portugal (-23.6%), Japan (-54.4%), Switzerland (-32.8%), Sweden (-34.9%), Greece (-27.2%) and Norway (-34.0%). Positive performances were reported in Spain (+8.5%), Denmark (+111.0%) and Chile (+27.8%).
          In terms of seats sold under the Italsofa brand, the Group reported significant growth in many countries: USA (+23.1%), Germany (+109.0%), France (+50.0%), Sweden (+51.8%), Belgium (+114.2%), Spain (+33.8%), Holland (+77.6%), Australia (+35.6%), Italy (+348.4% realized by Ikea stores), Ireland (+4.9%), Switzerland (+157.2%), Russia (+18.1%), and Austria (+69.6%). Negative performances were reported in United Kingdom (-20.0%), Norway (-6.1%), Canada (-29.2%) and Denmark (-5.3%).
          Other net sales decreased 14.6% to €75.1 million compared to 2004. The decrease was mainly attributable to lower sales of living room accessories (20.6% decrease compared to 2004), polyurethane foam (14.61% decrease compared to 2004) and raw materials sold to third parties (9.1% decrease compared to 2004).
          Cost of goods sold decreased by 5.2% to €459.5 million or 68.6% of net sales in 2005, from €484.6 million or 64.3% of net sales in 2004. The decrease in cost of sales was primarily attributable to a decrease in the quantity of leather purchased as a result of a decrease in sales. The increase in cost of goods sold, as a percentage of net sales, was due to lower efficiencies achieved in manufacturing operations as well as to higher impact of fixed costs resulting from the decrease in net sales. In addition 2005 cost of goods sold was negatively affected by the obsolescence charges of € 6.7 million regarding, in particular, leather used in the Company’s manufacturing process.
          The Group’s gross profit decreased 21.7% in 2005 to €210.5 million compared to 2004, as a result of the factors described above.
          Selling expenses for 2005 decreased 3.2% to €182.2 million compared to 2004, and as a percentage of net sales increased from 25.0% in 2004 to 27.2% in 2005. This decrease was attributable to a reduction in variable costs, such as commissions and transportation costs, as well as to lower advertising expenses. The decrease in transportation costs was partially off set by higher oil prices reported in 2005. In terms of percentage of net sales, the 2.2% increase was due to higher fixed costs from investments in the “Natuzzi Galleries” and “Natuzzi Stores” program (30.0% increase compared to 2004), and to an increase in store rent (17.9% increase compared to 2004), as well as to lower net sales. Also in this case lower net sales determined higher incidence of selling expenses.
          General and administrative expenses for 2005 increased 5.6% to €43.0 million compared to 2004, and as a percentage of net sales increased from 5.4% in 2004 to 6.4% in 2005. This increase was primarily attributable to higher directors’ fees and administrative salaries. In addition the Group reported an increase in administrative salaries mainly determined by the consolidation of companies acquired in 2005 (see Consolidated Financial Statements Item 18 of this annual report).
          The Group had an operating loss for 2005 of €14.7 million compared to operating income of €40.0 million in 2004, as a result of the factors above described.
          Other income (expense), net increased to €3.0 million in 2005 from other expense, net of €3.9 million in 2004. Net interest income (expense), included in other income (expense), net, in 2005 was €0.1 million, compared to €(0.6) million in 2004.
          Foreign exchange gains (losses), net, included in other income (expense), net, were €(1.6) million in 2005, compared to a net gain of €2.3 million in 2004. Foreign exchange losses in 2005 were mainly due to the following reasons:
–	A net realized loss of €4.3 million in 2005 (compared to a gain of €5.0 million in 2004) on the domestic currency swaps due to the difference between the forward rate of the domestic currency swaps and the spot rate at which the domestic currency swaps were closed (the Company uses the forward rate to hedge its price risks against unfavorable exchange variations);

–	A net realized gain of €5.4 million in 2005 (compared to a loss of €1.0 million in 2004), from the difference between the invoice exchange rate and the collection/payment exchange rate;

–	During 2005 the Italian Accounting Profession changed the Italian accounting standard regarding the translation of the financial statements of a foreign subsidiary (see Note 3(c) to the Consolidated Financial Statements in Item 18 of this annual report). According to the new accounting principle, the exchange difference resulting from the translation of the financial statements of a foreign subsidiary expressed in a foreign currency has to be recorded as a direct adjustment to shareholders’ equity. Therefore in 2005 the Group did not record in the statement of earnings exchange differences from the conversion of the non euro financial statements of the Company’s subsidiaries, while in 2004 recorded a gain of €1.4 million. Had the new Italian standard not been adopted in 2005, the Company would have recognized, in 2005, a foreign exchange gain of €1.7 million in the consolidated statement of earnings. The comparative financial statements of prior years have not been adjusted to apply the new Italian GAAP foreign currency translation standard retrospectively.

–	A net unrealized gain of €2.1 million in 2005 (compared to an unrealized loss of €10.2 million in 2004) on accounts receivable and payable;

–	An unrealized loss of €4.8 million in 2005 (compared to an unrealized gain of €7.1 million in 2004), from mark-to-market of domestic currency swaps.
          The Group also recorded other income, included in other income (expense), in 2005 of €4.5 million compared to other expense of €5.6 million reported in 2004. The gain in 2005 was mainly due to the following reasons:
–	Revenue from capital grants of €4.4 million. In 2005, Natuzzi received under the aforementioned project “Natuzzi 2000” additional capital grants amounting to €7.9 million. A part of these capital grants, amounting to €4.4 million, is related to depreciation of property, plant and equipment recorded in the consolidated statements of earnings in the years prior to 2005. Therefore, for this reason the amount of €4.4 million has been classified under the caption “other income (expense), net”. Another portion of these capital grants, amounting to €0.3 million has been classified in the net sales as they relate to depreciation of 2005. The remaining portion of €3.2 million has been classified in the consolidated balance sheet at December 31, 2005 as deferred income, and it will be charged to statements of earnings as revenue on a systematic basis over the useful life of the related asset. See Note 24 to the Consolidated Financial Statements included in Item 18 of this Annual Report.

–	Other expenses of €2.8 million deriving from the write-off of fixed assets, most of them related to leasehold improvements related to the closure of some stores managed directly by Natuzzi.

–	Revenue for incentive benefit of €2.1 million. This incentive is measured on the basis of the export sales realized by the subsidiary Italsofa Bahia Ltd.

–	Expense of €0.6 million represents the provision established for the penalties that the Company expects to pay to landlords of several stores located in England for the early termination of the related operating leases. Actual amounts payable may be higher.

–	Other income, net of €1.4 million.
          Since 2003, the Company does not follow hedge accounting, and records all fair value changes of its domestic currency swaps in the income statement.
          The Group’s effective income tax rate for 2005 was 26.5% of the loss before taxes and minority interest, compared to 48.9% of the earnings before taxes and minority interest in 2004.
          The Group’s domestic companies recorded an effective tax rate negative of 34.9%, and the Group’s foreign companies recorded an effective tax rate positive of 9.4%. For domestic companies, the Group’s tax rate was negatively affected by the regional tax denominated Irap (see Note 14 to the Consolidated Financial Statements in Item 18 of this annual report). This regional tax is applicable on the gross profit determined as the difference between gross revenue (excluding interest and dividend income) and direct production costs (excluding labor costs, interest expenses and other financial costs). As a consequence, even if an Italian company reports a net loss, it might be subject to this regional tax. In 2005, most domestic companies of Natuzzi reported losses but had to pay IRAP.

          Some foreign subsidiaries (Italsofa Shanghai Ltd, Softaly Shanghai Ltd, Italsofa Bahia Ltd, Minuano Nordeste S.A. and Italsofa Romania) are entitled to take advantage of significant tax benefits, such as corporate income tax exemptions or reductions of the corporate income tax rates, the most significant of which will expire in 2012. As a consequence, foreign subsidiaries reported a lower effective tax rate than our domestic subsidiaries.
          The Group had a net loss of €14.6 million in 2005 compared to net earnings of €18.4 million in 2004. On a per Ordinary Share, or ADS basis, the Group had a net loss of €0.27 in 2005 compared to net earnings of €0.34 in 2004.
          As disclosed in Note 27 to the Consolidated Financial Statements included in Item 18 of this annual report, established accounting principles in Italy vary in certain significant respects from generally accepted accounting principles in the United States. Under US GAAP, for the years ended December 31, 2005, 2004 and 2003, the Group would have had net losses of €6.9 million, net earnings of €18.8 million and net earnings €38.0 million, respectively, compared to net losses of € 14.6 million, net earnings of €18.4 million and net earnings of €37.3 million, respectively, under Italian GAAP for the same periods.
          2004 Compared to 2003 — Net sales for 2004, including sales of leather- and fabric-upholstered furniture and other sales (principally polyurethane foam, leather sold to third parties and accessories), decreased 2.1% to €753.4 million compared to 2003.
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
          Net sales for 2004 of Natuzzi-branded furniture decreased 2.4% to €507.0 million compared to 2003. During the same period, net sales of the lower-priced Italsofa furniture increased 2.6% to €158.5 million compared to 2003. The continued growth of Italsofa was due to consumer price sensitivity resulting from sluggish economic conditions worldwide and the Group’s ability to offer Italsofa products at attractive prices. The Group currently believes that the impact on our sales from the growing percentage of sales from the lower-priced Italsofa furniture relative to the higher-priced Natuzzi brand furniture will be counterbalanced in the medium- to long-term (three to five years) by the increasing penetration of the Natuzzi brand in the medium-high end of the upholstery market expected by the Group as a result of the marketing initiatives adopted. However, we can give no assurance that we will achieve our objectives, since our expectations are subject to inherent risks and uncertainties. See “Item 3 — Forward Looking Information”.
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
          The negative performance of Natuzzi products in the Americas was caused by our decreased ability to offer competitive prices in the United States resulting from the appreciation of the euro against the U.S. dollar and the growing presence in that market of imported products from countries, such as China, with lower manufacturing costs. In the Americas, seats sold in 2004 by the higher priced Natuzzi brand decreased 8.0%, and seats sold by the lower priced Italsofa brand decreased 7.7% compared to 2003. In particular, the decrease in units sold in the Americas included a decrease in the United States of 10.2% partially offset by higher sales in Canada (+8.4%) and other minor markets (+70.3%).
          Seats sold in Europe increased from 1,181,566 in 2003 to 1,319,740 in 2004. The positive performance achieved in Europe reflects the success of the Group’s lower-priced brand, Italsofa. Units sold for Italsofa brand increased by 37.6% from 317,925 in 2003 to 437,558 in 2004, while units sold for Natuzzi brand slightly increased from 863,641 in 2003 to 882,182 in 2004. Positive results were reported in many countries: United Kingdom (+12.5%), Spain (58,4%), France (12.0%), Belgium (31.6%), Norway (49.9%), Switzerland (8.3%), Sweden (12.5%), and Portugal (43.3%). Negative performances were suffered in Germany (-13.7%), Holland (-5.9%), Ireland (-13.1%) and Greece (-8.9%).
          In the rest of the world, seats sold increased from 178,109 in 2003 to 186,330 in 2004. The rise included increases in Australia (+17.1%), Korea (+28.0%), China (23.2%), Turkey (+41.9%), Taiwan (+49.0%), which were partially offset by lower sales in Japan (-5.5%), New Zealand (-18.9%) and Israel (-23.4%).
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
          Foreign exchange gains, net, also included in other income (expense), net, were €2.3 million in 2004, compared to €6.3 million in 2003. The gain in 2004 was mainly due to the following:
–	A net realized gain of €5.0 million in 2004 (compared to a gain of €25.4 million in 2003) on the domestic currency swaps due to the difference between the forward rate of the domestic currency swaps and the spot rate at which the domestic currency swaps were closed (the Company uses the forward rate to protect its price risks against unfavorable exchange variations);

–	A net realized loss of €1.0 million in 2004 (compared to a loss of €7.6 million in 2003), from the difference between the invoice exchange rate and the collection/payment exchange rate;

–	A gain of €1.4 million (compared to a loss of €1.2 million in 2003) recorded in the consolidated statement of earnings from the conversion of non-euro financial statements of the Company’s subsidiaries;

–	A net unrealized loss of €10.2 million in 2004 (compared to an unrealized loss of €16.6 million in 2003) on accounts receivable and payable; and

–	An unrealized gain of €7.1 million in 2004 (compared to an unrealized gain of €6.3 million in 2003), from the mark-to-market of domestic currency swaps.
          The Group also recorded other expense in 2004 of €5.6 million compared to other expense of €3.1 million reported in 2003. The loss in 2004 was mainly due to the following:

–	A loss of €6.1 million in 2004 due to the impairment of goodwill related to the Group’s operations and expectations in the United Kingdom;

–	A gain of €3.4 million in 2004 realized from the by disposal of the subsidiary “Spagnesi S.p.A.”;

–	An expense net of €1.3 million deriving from the write-off of fixed assets;

–	Other expense, net of €1.5 million in 2004.
          Since 2003, the Company does not follow hedge accounting, and records all fair hedge accounting, and records all fair value changes of its domestic currency swaps in the income statement.
          The Group’s effective income tax rate for 2004 was 48.9%, compared to 18.5% in 2003. The higher rate was due to the expiring, on December 27, 2003, of the last domestic tax exemption and to the negative impact of certain other expenses, recorded in the consolidated statement of earnings, that are not fiscally deductible.
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
          Effect of Inflation — Management believes that the impact of inflation was not material to the Group’s net sales or operating income in the three years ended December 31, 2005.
Liquidity and Capital Resources
          Cash and cash equivalents were €89.7 million at December 31, 2005 compared to €87.3 million at December 31, 2004. The most significant changes in the Group’s cash flow are described below.
          Cash flows from operations were €23.1 million in 2005, compared to €68.3 million in 2004. This decrease of €45.2 million from 2004 to 2005 resulted principally from the Group’s net loss of €14.6 million in 2005, which was mainly caused by the negative results of the Group’s foreign distribution companies. These companies realized net losses of €23.7 million. In addition, the decrease in cash flows from operations was due to a slight increase in working capital, compared to a significant decrease in working capital during 2004. In 2004 cash flow generated by working capital was higher than 2005 because of the significant decrease in net receivables, as a consequence of the positive results achieved in reducing collection periods for clients. In 2005 the Group continued to achieve positive results in credit collection, but the positive impact was lower than in 2004, when the reduction of collection periods for clients was much more significant.
          Cash flows used in investment activities in 2005 decreased €16.1 million to €21.0 million. The decrease in cash used in investment activities was due to lower capital expenditures partially offset by lower inflow generated by disposals of businesses and long lived assets. Capital expenditures were €20.9 million and €51.9 million in 2005 and 2004, respectively. In 2005, capital expenditures were primarily made to open new Natuzzi stores and galleries as well as to make improvements at existing facilities in order to increase productivity and production capacity, which included the purchase of equipment.
          The positive effect on our cash flows used in investment activities from decreased capital expenditures and the Government grants received was partially offset by (i) a decrease of €5.5 million in cash flows from disposals of business, which in 2004 were solely due to the sale of Spagnesi S.p.A. for cash consideration of €5.5 million, and (ii) a decrease of €8.5 million in cash flows from disposals of long-lived assets. In 2005, the Group generated €916 thousands from the sale of fixed assets, such as machinery, equipment and a portion of a building located in Taranto, Italy. The positive effect of decreased capital expenditures and the Government grants received was also partially offset by a €1.9 million increase in cash used for the purchase of businesses, from €0.1 million in 2004 to €2.0 million in 2005. In 2005, the Company acquired Koineè S.r.l., an enterprise based in a town close to Pescara operating seven “Divani & Divani by Natuzzi” stores; a network of seven “Divani & Divani by Natuzzi” stores in Rome; and a store in the center of Milan’s main shopping and commercial area. See Note 1 to the Consolidated Financial Statements included in Item 18 of this Annual Report.
          Cash used for financing activities in 2005 totaled €3.8 million compared to €6.0 million in the previous year. This decrease primarily reflects lower dividends paid to shareholders, €3.8 million in 2005 compared to €7.7 million in 2004, which was partially offset by increased long-term debt repayments, from €1.3 million in 2004 to € 2.1 million in 2005, and decreased long-term debt proceeds, from €1.3 million in 2004 to €0.5 million in 2005.
          As at December 31, 2005, the Group had available lines of credit for cash disbursements totaling €93.0 million, 8.3% of which were used. The unused portion of these lines of credit amounted to approximately €85.2 million (see Note 11 to the Consolidated Financial Statements included in Item 18 of this annual report). The Group’s long-term debt represented less than 1% of shareholders’ equity at December 31, 2005 and 2004 (see Note 16 to the Consolidated Financial Statements included in Item 18 of this annual report).
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
Contractual Obligations and Commitments
          The following tables set forth the contractual obligations and commercial commitments of the Group as at December 31, 2005:

	Payments Due by Period (in euro thousands)
		Less than	1-3		After 5
Contractual Obligations	Total	1 year	years	4-5 years	years
Long-Term Debt(1)	4,008	426	1,620	525	1,437
Interest on long term debt	469	83	172	97	117
Operating Leases(2)	61,643	12,443	21,969	17,860	9,371

Total Contractual Cash Obligations	66,120	12,952	23,761	18,482	10,925

(1)	Please see Note 16 to the Consolidated Financial Statements included in this annual report for more information on the Group’s long-term debt.

(2)	The leases relate to the leasing of manufacturing facilities and stores by several of the Group’s companies.

Amount of Commitment Expiration Per
	Total	Period (in euro thousands)
	Amounts	Less than	1-3		After 5
Other Commitments	Committed	1 year	years	4-5 years	years
Guarantees(1)	26,005	26,005	—	—	—

(1)	The guarantees are primarily comprised of surety bonds provided by certain financial institutions in connection with the Natuzzi 2000 project. The Company, in turn, directly provides guarantees in an equivalent amount to such financial institutions. The surety bonds will expire when the Italian Ministry of Budget releases the final approvals of all investments already made in connection with the Natuzzi 2000 project.
Related Party Transactions
          Please refer to Item 7, “Major Shareholders and Related Party Transactions” of this annual report.
Research and Development
          Innovation remains a strategic activity for the Group. Research and development efforts in 2005 have continued to focus on the design of new products and improvements in the manufacturing process. See Item 4, “Information on the Company—Manufacturing” and Item 4, “Information on the Company—Products and Design”. During 2005, the Group’s investments in research and development activities was €10.0 million, the same amount as in 2004. Approximately 150 highly qualified people work in these activities, and more than 100 new products are generally introduced each year. The Group conducts its research and development efforts at its headquarters in Santeramo.
          The Group conducts all of its activities in accordance with stringent quality standards and has earned the ISO 9001 certification for quality and the ISO 14001 certification for low environmental impact production. The ISO 14001 certification applies also to Natuzzi’s tannery subsidiary, Natco S.p.A.

Trend Information and Guidance
           Although the operating economic and currency scenario in which the Company has been operating remains unfavorable, the Group has experienced an improvement in sales starting in the second half of 2005 and continuing through the first quarter of 2006, particularly in Europe.
          Total net sales during the first three months of 2006 were at €188.2 million, increasing by 13.0% from €166.6 million, for the first quarter of 2005. In terms of seats sold, the Group sold 747,152 units during the first quarter of 2006, 6.1% less than the first quarter of 2005.
          The Group continues to see mixed results between its major product lines, with the Italsofa line continuing to exhibit growth (up 42.2% over the first quarter of 2005, at € 58.3 million), and the Natuzzi brand line (up 3.5% over the first quarter 2005, at €109.1 million) still adversely affected by competitive pricing pressure, particularly evident in United States.
          After reporting net losses in 2005 for the first time in its corporate history, the Group recorded net income of €6.8 million during the first quarter of 2006, principally as a consequence of the restructuring efforts that have been undertaken since June 2005 – namely more efficient cost management and the closing of non-performing retail units — together with more favorable currency conditions in the period.
          Although during first quarter 2006 the Group reported an encouraging positive results, Natuzzi’s top management is aware that rising energy prices and interest rates will continue to adversely affect consumers’ discretionary spending and, as a consequence, the furniture industry. In addition, the Group’s profitability and pricing flexibility has been and continues to be adversely affected by the strength in the value of the Euro against the U.S. dollar. As a result, the ability of the Group to improve its competitiveness largely depends on the Group’s ability to implement the current restructuring process of its operations and improve its retail activities. See Item 3, “Risk Factors”.
New Accounting Standards under Italian and U.S. GAAP
          Process of Transition to International Accounting Standards — Following the entry into force of European Regulation No. 1606 of July 2002, EU companies whose securities are traded on regulated markets in the EU are required to adopt International Financial Reporting Standards (“IFRS”), formerly known as IAS, in the preparation of their 2005 consolidated financial statements. Given that the Company’s securities are only traded on the NYSE, the Company is not subject to this requirement and continues to report its financial results in accordance with Italian GAAP and to provide the required reconciliation of certain items to U.S. GAAP in the Company’s annual reports in Form 20-F.
          Italian GAAP – The new accounting standard under Italian GAAP relevant for the Company is outlined below.
          During September 2005, effective as of December 31, 2005, the Italian Accounting Profession has changed the Italian accounting standard No. 17, “Consolidated Financial Statements”, with regard to the translation of the financial statements of a foreign subsidiary expressed in a foreign currency.

          Under the previous accounting principle an Italian parent company was allowed to translate the financial statements of a foreign subsidiary expressed in a foreign currency using the following two methodologies:
          (a) if the foreign subsidiary was considered an integral part of the parent company due to various factors including intercompany transactions, financing, and cash flow indicators, its financial statements expressed in the foreign currency was translated directly into euro from the local currency as follows: (i) year-end exchange rate for monetary assets and liabilities, (ii) historical exchange rates for non monetary assets and liabilities, share capital and retained earnings, and (iii) average exchange rates during the year for revenues and expenses except for those revenues and expenses related to assets and liabilities translated at historical exchange rates. The resulting exchange differences on translation were recognized in other income (expenses), net, in the consolidated statements of earnings;
          (b) if the foreign subsidiary was not considered an integral part of a parent company, its financial statements expressed in the foreign currency was translated directly into euro as follows: (i) year-end exchange rate for assets and liabilities, (ii) historical exchange rates for share capital and retained earnings, and (iii) average exchange rates during the year for revenues and expenses. The resulting exchange differences on translation were recorded as a direct adjustment to shareholders’ equity.
          As indicated above, effective as of December 31, 2005, the Italian Accounting Profession has eliminated the option (a) indicated above.
          Therefore, under Italian GAAP as from December 31, 2005, an Italian parent company must translate the financial statements of a foreign subsidiary expressed in a foreign currency using only option (b) indicated above. This means that the financial statements of a foreign subsidiary expressed in the foreign currency must be translated directly into euro as follows: (i) year-end exchange rate for assets and liabilities, (ii) historical exchange rates for share capital and retained earnings, and (iii) average rates during the year for revenues and expenses. The resulting exchange differences on translation have to be recorded as a direct adjustment to shareholders’ equity. This approach effectively ignores the operating environment of the foreign entity, in particular if the local currency is also the functional currency.
          U.S. GAAP — The new accounting standards under U.S. GAAP relevant for the Company are outlined below:
- SFAS No. 151: In November 2004, the FASB issued SFAS No. 151, “Inventory Costs” (SFAS 151), which is an amendment of Accounting Research Bulletin No. 43, “Inventory Pricing.” SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current period charges. The provisions of SFAS 151 are effective for inventory costs incurred beginning January 1, 2006, and are applied on a prospective basis. The Company does not expect the adoption of SFAS 151 will have a significant impact on the Company’s consolidated financial statements.
- SFAS No. 153: In December 2004, the FASB issued SFAS Statement No. 153, Exchanges of Nonmonetary Assets, which eliminates an exception in APB 29 for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. This Statement will be effective for the Company for nonmonetary asset exchanges occurring on or after January 1, 2006. Application of this statement will not have an impact on the consolidated financial statements of the Company.
- SFAS No. 123 R: In December 2004, the FASB issued SFAS No.123 (revised 2004), Share-Based Payment, which is a revision of SFAS No.123, Accounting for Stock-Based Compensation. SFAS No.123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS No.123(R) is similar to the approach described in SFAS No. 123. However, SFAS No.123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The Company intends to adopt the “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No.123(R) for all share-based payments granted or modified after the effective date and (b) based on the requirements of SFAS No.123 for all awards granted to employees prior to the effective date of SFAS No.123(R) that remain unvested on the effective date.
As permitted by SFAS No.123, the company currently accounts for share-based payments to employees using the APB Opinion No. 25 intrinsic-value method. Accordingly, the adoption of the SFAS No.123(R) fair value method will affect the Company’s results of operations. The Company has not yet determined the impact, if any, that the adoption of SFAS 123 (R) will have on the Company’s consolidated financial statements.
- FASB interpretation No. 47: In March 2005, the FASB issued FASB Interpretation (FIN) No. 47 Accounting for Conditional Asset Retirement Obligations, which clarifies that a liability (at fair value) must be recognized for asset retirement obligations when it has been incurred if the amount can be reasonably estimated, even if settlement of the liability is conditional on a future event. FIN 47 is effective as of December 31, 2005. The Company currently does not have any assets retirement obligations.
- EITF 04-1: In October 2004, the EITF reached a consensus on EITF 04-1, “Accounting for Preexisting relationships between the Parties to a Business Combination”. EITF 04-1 addresses various elements connected to a business combination between two parties that have a pre-existing relationship and the settlement of the pre-existing relationship in conjunction with the business combination. The Company applied the provisions of EITF 04-1 to business combinations consummated.
- SFAS No. 154: In May 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections – a Replacement of APB Opinion No. 20 and FASB Statement No. 3”. SFAS 154 requires retrospective application to prior period financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 also redefines “restatement” as the revising of previously issued financial statements to reflect the correction of an error. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.
- EITF 05-06: In June 2005 the EITF reached a consensus on EITF 05-6, “Determining the amortization period for leasehold improvements”. The issue is how to determine the amortization period for leasehold improvements acquired subsequent to inception of lease, including leasehold improvement acquired in a business combination. For both cases the Task Force reached the consensus that the leasehold improvements acquired should be amortized over the shorter of the useful life of the assets and the hypothetical lease term. This consensus does not apply to pre-existing improvements and it is effective for reporting periods beginning after June 29, 2005. The Company does not believe that the adoption of EITF 05-6 will have a significant impact on the consolidated financial statements.
Item 6. Directors, Senior Management and Employees
          The directors, executive officers and officers of the Company at June 10, 2006 were as follows:

Name	Age	Position with the Company
Pasquale Natuzzi	66	Chairman of the Board of Directors
Ernesto Greco	55	Chief Executive Officer, Member of the Board of Directors
Giuseppe Desantis	43	General Manager, Vice Chairman of the Board of Directors
Daniele Tranchini	47	Chief Sales & Marketing Officer, Member of the Board of Directors
Giambattista Massaro	44	General Manager of Purchasing and Overseas Operations, Member of the Board of Directors
Gianluca Monteleone	39	Marketing and Communication Director, Member of the Board of Directors
Giuseppe Russo Corvace	56	Managing Director for Accounting and Finance, Member of the Board of Directors
Armando Branchini	61	Outside Director
Stelio Campanale	44	Outside Director
Pietro Gennaro	84	Outside Director
Enrico Vitali	45	Outside Director
Enrico Carta	58	Human Resources and Organization Director
Nicola V.M. Dell’Edera	44	Chief Financial Officer a.i. and Finance Director
Giovanni Costantino	42	Research and Development Director
Annunziata Natuzzi	42	Chief Executive Officer of Natco S.p.A.
Gaetano De Cataldo	42	Executive Vice President of Finance and Operations of Natuzzi Americas, Inc.
José Manuel Gulias Roo	48	Spain and Portugal Country Manager
Cesare Laberinti	73	Chairman and Managing Director of IMPE S.p.A
Bo Lippert-Larsen	44	Nordic Region Country Manager
Jan Mentens	39	Benelux Country Manager
Giovanni Mercadante	49	Accounting Director
Ottavio Milano	40	Control and Internal Auditing Director
Nick Moore	44	Managing Director of Natuzzi United Kingdom Ltd
Achille Poretta	48	Information Systems Director
Dave Riches	46	Finance Director of Natuzzi United Kingdom Ltd
Bodo Rupp	47	Germany, Switzerland and Austria Country Manager
Fredrick Starr	74	President and Chief Executive Officer of Natuzzi Americas Inc.

Name	Age	Position with the Company
Francesco Stasolla	40	Chairman and Managing Director of Italsofa Romania S.r.l.
Richard Tan	46	Chairman and Managing Director of Italsofa (Shanghai) Ltd and Softaly (Shanghai) Ltd
Vito Testini	52	Managing Director of Minuano Nordeste S.A and Italsofa Bahia Ltd
Fernando R. Vitale	40	General Manager and Director of Italsofa Bahia Ltda.
           Pasquale Natuzzi, who serves as Chairman of the Board of Directors, founded the Company in 1959 and acted as its principal executive officer until June 2006. Mr. Natuzzi held the title of Sole Director of the Company from its incorporation in 1972 until 1991, when he became the Chairman of the Board of Directors.
          Ernesto Greco is the Chief Executive Officer of the Group and member of the Board of Directors since June 6, 2006. Mr. Greco holds a degree in Mechanical Engineering and a Master in Business Administration from CUOA, Italy. He developed his career in various areas within multinational Companies, such as Montedison, Hewlett-Packard, Wang Laboratories. Before his appointment in Natuzzi, he was CFO of Bulgari, world leader in the luxury goods business.
          Giuseppe Desantis is General Manager and Vice Chairman of the Board of Directors. He became Vice Chairman of the Company in 1991. From 1988 to 1991, he was Assistant to Mr. Natuzzi. In 1987, he managed the Company’s pricing and costing department. From 1984, when he joined the Company, to 1986 he worked in the Company’s accounting department.
          Daniele Tranchini is the Chief Sales and Marketing Officer and member of the Board of Directors. He joined the Company in June 2004 after studying Marketing and Business Administration in the United States. He was previously the Managing Director of J.Walter Thompson.
          Giambattista Massaro is General Manager of Purchasing and Overseas Operations and member of the Board of Directors. From 1992 to 1993 he was assistant to Mr. Natuzzi and from 1990 to 1992 he was Pricing and Costs Manager. He joined the Company in 1987 as a buyer. He is also Chairman of Natco S.p.A , Nacon S.p.A. and Natuzzi Trade Service S.r.l. as well as Director of Italsofa Bahia Ltda., Italsofa Romania S.r.l. and Natuzzi Asia Ltd.
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
          Armando Branchini has been an Outside Director of the Company since 2001. He founded InterCorporate — Strategie e Impresa, a consultancy firm specializing in business strategies and strategic marketing. He is a professor of Strategic Marketing of Luxury Goods at the IULM University in Milan. From 1973 through 1987, he was responsible for establishing and implementing a marketing program aimed at supporting the entrance and development of Italian fashion in principal international markets.
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
          Annunziata Natuzzi is the Chief Executive Officer of Natco S.p.A.. She joined the Company in 1981. She started working in the Production Department and, in two years, worked briefly in all of the departments of the Group. She has extensive experience in the Italian Sales Department and in the International Sales Administration Department. She has worked in the Personnel Department since 1990.
          Gaetano De Cataldo is Executive Vice President of Finance and Operations of Natuzzi Americas, Inc. He previously served the Company as Sales Manager for Latin America. From 1995 to 1997, he was International Franchisee Operations Manager, and from 1993 to 1995 he was Assistant Sales Administration Manager. He joined the Company in 1990 as a customer service representative.
          Nicola Vittorio Maria Dell’Edera is Chief Financial Officer a.i. and Finance Director. He joined the Company in 1999. From 1997 to 1999, he was head of the Financial Analysis Department in the New York branch of Banca di Roma, an Italian bank. He previously worked in Banca di Roma’s branches in Rome and Bari.
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
          Jan Mentens has been Benelux Country Manager since April 2003. He is Managing Director of Natuzzi Benelux NV.
          Giovanni Mercadante is Accounting Director. He joined the Company in 1983.
          Ottavio Milano is Control and Internal Auditing Manager. He joined the Company in May 1992.
          Nick Moore joined the Group in January 2006 as Managing Director for Natuzzi United Kingdom Ltd. Nick previously held the position of Retail Director for Orange UK (a subsidiary of France Telecom)for 5 years. Prior to that he worked for Habitat Group for 12 years in various retail positions including Head of Franchises and New Markets, Head of Selling Systems and culminating in Group Head of Retail.
          Achille Poretta is the Information System Director. He joined the company in March 2006. Until 2005 he worked in Accenture. Previously he worked for Carrefour Italia as Information Technology Director.
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
          Francesco Stasolla is Chairman and Managing Director of Italsofa Romania S.r.l.. He started at Natuzzi in January 1988 as a buyer.
          Richard Tan is Chairman and Managing Director of Italsofa (Shanghai) as well as Softaly (Shanghai) Limited. He has been in the upholstery business for 17 years. In November 2000, he began cooperation with Natuzzi Asia Ltd for the start-up of the Chinese production operations. He was appointed as Chairman of Italsofa (Shanghai) Limited on

October 2002.
          Vito Testini is Production Manager of Minuano Nordeste S.A. and Italsofa Bahia Ltd. He joined the Company in 1985. After a period work in production, he has been Quality Manager of the Group since 2000. From 2000 to 2003 he was Production Director of Italsofa Bahia Ltda.
          Fernando R. Vitale is General Manager and Director of the Brazilian subsidiary Italsofa Bahia Ltda. Previously, he worked for 15 years at Curtume Touro Ltda., a Brazilian leather tannery.
          Annunziata Natuzzi is the daughter of Pasquale Natuzzi. There are no other family relationships among the directors and executive officers of the Company.
          Directors are elected for three-year terms. The next election of Directors will take place in April 2007. See Item 10, “Additional Information — By-laws — Board of Directors”.
Compensation of Directors and Officers
          Aggregate compensation paid by the Group to the directors and officers named above was approximately €8.1 million in 2005.
          On January 24, 2006, pursuant to the Natuzzi Stock Incentive Plan 2004-2009 (the “Plan”) approved by the Shareholders’ Ordinary Meeting on July 26, 2004, the first tranche of 29,245 Natuzzi Ordinary Shares relating to the 2004 MBO Awards, were assigned to the Natuzzi Directors and Officers participating in the Plan. The second tranche of 29,236 Natuzzi ordinary shares will be assigned from January 15 to January 31, 2007. These same Directors and Officers were also awarded, with reference to the 2004 MBO Awards, 216,920 stock options whose exercise price was fixed at $10.04 and that can be vested until January 15, 2009. Because of an exercise price greater than the stock market price, no stock option has vested so far.
Share Ownership
          Mr. Pasquale Natuzzi owns 47.6% of the issued and outstanding Ordinary Shares. As from December 16, 2003, Mr. Natuzzi holds his entire beneficial ownership of Natuzzi S.p.A. shares (other than 196 ADSs) through INVEST 2003 S.r.l., an Italian holding company (having its registered office at Via Gobetti 8, Taranto, Italy) wholly-owned by Pasquale Natuzzi. Each of Annunziata Natuzzi and Anna Maria Natuzzi owns 2.6% of the issued and outstanding Ordinary Shares. To our knowledge, none of the Company’s other directors and officers listed above owns one percent or more of the Ordinary Shares. See Item 7, “Major Shareholders and Related Party Transactions — Major Shareholders”.
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
          During 2005, our statutory auditors received in the aggregate approximately €285,000 in compensation for their services to the Company and its Italian subsidiaries.
          According to Rule 10A-3 of the Securities Exchange Act of 1934, companies must establish an audit committee meeting specific requirements. In particular, all members of this committee must be independent and the committee must adopt a written charter. The committee’s prescribed responsibilities include (i) the appointment, compensation, retention and oversight of the external auditors; (ii) establishing procedures for the handling of “whistle blower” complaints; (iii) discussion of financial reporting and internal control issues and critical accounting policies (including through executive sessions with the external auditors); (iv) the approval of audit and non-audit services performed by the external auditors; and (v) the adoption of an annual performance evaluation. A company must also have an internal audit function, which may be out-sourced, except to the independent auditor.
          The Company is relying on an exemption from these audit committee requirements provided by Exchange Act Rule 10A-3(c)(3) for foreign private issuers with a board of statutory auditors established in accordance with local law or listing requirements and subject to independence requirements under local law or listing requirements. See Item 16, “Exemption from Listing Standards for Audit Committees” for more information.
External Auditors
          On April 30, 2004, at the annual general shareholders’ meeting, KPMG S.p.A., with offices in Bari, Italy, was appointed as the Company’s external auditors for a three-year period.
Employees
          As at December 31, 2005, the Group had 7,846 employees (3,633 in Italy and 4,213 abroad), as compared to 6,832 and 6,230 on December 31, 2004 and 2003, respectively. As at April 30, 2006, the Group had 7,975 employees (3,614 in Italy and 4,361 abroad). As at April 30, 2006, the average age of the Group’s employees was approximately 33 years. Historically, there has been very little turnover among the Group’s employees. The Group maintains a company intranet and, as a major employer in the Bari/Santeramo area, is, in the view of management, an important participant in community life.
          Italian law provides that, upon termination of employment for whatever reason, employees located in Italy are entitled to receive certain indemnity payments based on length of employment. As at March 31, 2006, the Company had €33.8 million reserved for such termination indemnities, such reserves being equal to the amounts, calculated on a percentage basis, required by Italian law.
          The Group has continued to expand its presence overseas thanks to the new production plants in Brazil, Romania and China and the establishment of some new distribution subsidiaries. The corporate structure has been reinforced by the hiring of new skilled and experienced managers and employees.
          In Italy the effects of the “Biagi reform” continue, allowing the Group to adopt new, highly flexible employment contracts. One such contract is the project work contract, an innovative employment agreement that has enabled the Group to hire employees for the limited purpose of completing a particular project during a predetermined period. These new employment contracts have enhanced the Group’s ability to recruit and hire workers quickly and to do so with a high degree of flexibility.
          During 2005, the Group has reduced its training activities, focusing on training only new employees in the production and sales and marketing areas.
          During 2004, the Group’s compensation philosophy was focused on rewarding management and employees for the achievement of specified performance goals and for improvement in the Company’s share price. In 2004 the Group launched the Stock Incentive Plan (the “SIP”) for key management employees. The purpose of the SIP is to provide designated employees of the Group with incentives and rewards to motivate them to increase the Group’s value and to encourage them to continue their employment with the Group. The SIP was approved by the shareholders of Natuzzi at the Extraordinary Meeting of Shareholders on July 23, 2004. At that meeting, the shareholders approved the issuance of up to 3,000,000 shares under the SIP, 500,000 of which may be issued upon settlement of restricted stock units. Under the SIP, employees of the Group selected by a committee of the Board of Directors were offered the opportunity to receive options to purchase ordinary shares of Natuzzi and grants of restricted stock units instead of payment of their 2004 and 2005 MBO Awards. The options to purchase and the restricted stock units vest or become exercisable only on the achievement of certain designated performance targets. Under the SIP, the Group assigned 113,820 restricted stock units and 369,752 stock options for MBO 2004. On January 24, 2006 the Natuzzi Board of Directors, in accordance with the Natuzzi Stock Incentive Plan 2004-2009, approved the issuance without consideration of 56,910 new Natuzzi ordinary shares in favor of the beneficiary employees. See Note 20 to the Consolidated Financial Statements of this annual report for a more detailed description of the operation of the SIP.
Item 7. Major Shareholders and Related Party Transactions
Major Shareholders
          Mr. Pasquale Natuzzi, who founded the Company and served as its chief executive officer until June 2006, and who is currently Chairman of the Board of Directors, owns 47.6% of the issued and outstanding Ordinary Shares of the Company (52.8% of the Ordinary Shares if the Ordinary Shares owned by members of Mr. Natuzzi’s immediate family (the Natuzzi Family) are aggregated) and controls the Company, including its management and the selection of its Board of Directors. Since December 16, 2003, Mr. Natuzzi holds his entire beneficial ownership of Natuzzi S.p.A. shares (other than 196 ADSs) through INVEST 2003 S.r.l., an Italian holding company (having its registered office at Via Gobetti 8, Taranto, Italy) wholly-owned by Pasquale Natuzzi.

          The following table sets forth information, as reflected in the records of the Company as at March 31, 2006, with respect to each person who owns more than 5% of the Company’s Ordinary Shares or ADSs.

	Number of	Percent
	Shares Owned	Owned
Pasquale Natuzzi(1)	26,064,906	47.6%
Royce & Associates, LLC	5,209,100	9.5%
Brandes Investment Partners, LP	4,540,281	8.3%
Tweedy, Browne Company, L.L.C	4,050,759	7.4%

(1)	If Mr. Natuzzi’s Ordinary Shares are aggregated with those held by members of the Natuzzi Family, the amount owned would have been 28,864,906 and the percentage ownership of Ordinary Shares would have been 52.8%.
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
          As of May 31, 2006, 54,738,538 Ordinary Shares were outstanding. As of the same date, there were 25,829,181 ADSs (equivalent to 25,829,181 Ordinary Shares) outstanding. The ADSs represented 47.2% of the total number of outstanding Natuzzi Ordinary Shares.
          Since certain of the shares and ADSs were held by brokers or other nominees, the number of direct record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States or of where the direct beneficial owners of such shares are resident.
Related Party Transactions
          No member of the board of directors or board of statutory auditors and no senior officer (including close members of any such person’s families) nor any enterprise over which any such person is able to exercise a significant influence has had any interest in any transactions that are or were unusual in their nature or conditions or are or were material to the Company, and that were either effected since January 1, 2003 or that were effected during an earlier period and remain in any respect outstanding or unperformed. The Company has not provided any loans or guarantees to or for the benefit of any such person since January 1, 2003 or that remain outstanding or unperformed.
Item 8. Financial Information
Consolidated Financial Statements
          Please refer to Item 18, “Financial Statements” of this annual report.

Export Sales
          Export sales from Italy totaled approximately €323.7 million in 2005, down 25.5% compared with 2004. That figure represented 54.4% of the Group’s 2005 net leather- and fabric-upholstered furniture sales.
Legal and Governmental Proceedings
          In early 2005, the National Institute for Social Security (INPS – Istituto Nazionale di Previdenza Sociale) requested that the Company pay approximately €16.3 million of social security contributions related to the periods between November 1995 to May 2001. The Company did not pay these contributions because it benefited from certain exemptions granted by the Italian government in connection with personnel employed under “Training and Work Experience” contracts (Contratti di formazione e lavoro). In 2004, the European Court of Justice ruled that such exemptions constitute State financial aid, and thus conflict with European Union laws and regulations on free competition, and the European Commission ordered the Italian government to collect all social security contributions not paid in reliance on these exemptions. The Company believes that it complied with the law in force at the time it took the exemptions and that the request from INPS with respect to periods up to February 2000 should be barred by the statute of limitations up to February 2000 in accordance with Italian Law 335/1995. As such, the Company has set aside only €457,000 to cover the social security contributions in connection with employees hired after March 2000. See note 21 to the Consolidated Financial Statements included in item 18 of this annual report.
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
Dividends
          The Group’s policy is to maintain a dividend payout ratio of approximately 20%. In light of the Group’s negative results for the year ended December 31, 2005 the Group did not distribute dividends for the year ended December 31, 2005.
          The table below sets forth the cash dividends paid per Ordinary Share in respect of each of the years indicated, and translated into dollars per ADS (each representing one Ordinary Share) at the Noon Buying Rate on the date or dates the respective dividends were first payable.

	Dividends per	Translated into
Year ended December 31,	Ordinary Share	dollars per ADS
2005	Not distributed	Not distributed
2004	€0.0673	$0.09
2003	€0.1366	$0.15
2002	€0.3300	$0.35
2001	€0.2872	$0.26

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

(1)	Starting on January 1, 2001, the NYSE changed its practice of reporting stock quotes from a fractional to a decimal system. All stock quotes prior to this date, originally reported in fractions, were restated into decimals for ease of comparison.

	New York Stock Exchange
	Price per ADS
	High	Low
	(in U.S. dollars)
2001
First Quarter	14.050	12.125
Second Quarter	14.150	11.500
Third Quarter	14.000	10.150
Fourth Quarter	14.640	10.860
2002
First Quarter	15.700	13.910
Second Quarter	16.100	13.350
Third Quarter	15.040	10.920
Fourth Quarter	10.970	9.120
2003
First Quarter	10.050	7.240
Second Quarter	9.600	7.990
Third Quarter	10.390	7.820
Fourth Quarter	11.000	9.460
2004
First Quarter	11.550	10.150
Second Quarter	11.550	10.150
Third Quarter	10.800	9.230
Fourth Quarter	11.170	10.010
2005
First Quarter	11.650	10.290
Second Quarter	10.270	8.100
Third Quarter	9.000	8.050
Fourth Quarter	8.400	6.760
2006
First Quarter	7.810	7.100

Monthly Data:
December 2005	7.660	6.980
January 2006	7.790	7.100
February 2006	7.530	7.100
March 2006	7.810	7.300
April 2006	7.570	6.860
May 2006	7.600	7.100
June 2006 (through June 19)	7.350	7.110

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
          General — The issued share capital of the Company consists of 54,681,628 Ordinary Shares, par value €1.0 per share. All the issued shares are fully paid, non-assessable and in registered form.
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
          Authorization of Shares — The extraordinary meeting of the Company’s shareholders held on July 23, 2004 authorized the Company’s board of directors to carry out a free capital increase of up to €500,000.00, and a capital increase against payment of up to €3.0 million to be issued, in connection with the grant of stock options to employees of the Company. On January 24, 2006 the Natuzzi Board of Directors, in accordance with the Regulations of the “Natuzzi Stock Incentive Plan 2004-2009”, approved by the Board of Directors in a meeting held on July 23, 2004, decided to issue without consideration 56,910 new Natuzzi ordinary shares in favor of the beneficiary employees. Consequently, the number of the Natuzzi ordinary shares were increased on the same date from 54,681,628 to 54,738,538.
          Form and Transfer of Shares — The Company’s Ordinary Shares are in certificated form and are freely transferable by endorsement of the share certificate by or on behalf of the registered holder, with such endorsement either authenticated by a notary in Italy or elsewhere or by a broker-dealer or a bank in Italy. The transferee must request that the Company enter his name in the register of shareholders in order to establish his rights as a shareholder as against the Company.
          Dividend Rights — Payment by the Company of any annual dividend is proposed by the board of directors and is subject to the approval of the shareholders at the annual shareholders’ meeting. Before dividends may be paid out of the Company’s unconsolidated net income in any year, an amount at least equal to 5.0% of such net income must be allocated to the Company’s legal reserve until such reserve is at least equal to one-fifth of the par value of the Company’s issued share capital. If the Company’s capital is reduced as a result of accumulated losses, dividends may not be paid until the capital is reconstituted or reduced by the amount of such losses. The Company may pay dividends out of available retained earnings from prior years, provided that, after such payment, the Company will have a legal reserve at least equal to the legally required minimum. No interim dividends may be approved or paid.
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
          Voting Rights — Registered holders of the Company’s Ordinary Shares are entitled to one vote per Ordinary Share.
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
          Board of Directors — Pursuant to the Company’s By-laws, the Company may be run by a sole director or by a board of directors, consisting of seven to eleven individuals. The Company is currently run by a board of directors composed by eleven individuals, and the description below will refer to such system. The board of directors is elected at a shareholders’ meeting, for the period established at the time of election but in no case for longer than three fiscal years. A director, who may be but is not required to be a shareholder of the Company, may be re-appointed for successive terms. The board of directors has complete power of ordinary and extraordinary administration of the Company after specific authorization in the cases requested by the law and in particular may perform all acts it deems advisable for the achievement of the Company’s corporate purposes, except for the actions reserved by applicable law or the By-laws to a vote of the shareholders at an ordinary or extraordinary shareholders’ meeting. See also “—Meetings of Shareholders”.
          The board of directors must appoint a chairman (Presidente) and may appoint a vice-chairman. The chairman of the board of directors is the legal representative of the Company. The board of directors may delegate certain powers to one or more managing directors (amministratori delegati), determine the nature and scope of the delegated powers of each director and revoke such delegation at any time. The managing directors must report to the board of directors and board of statutory auditors at least every 180 days on the Company’s business and the main transactions carried out by the Company or by its subsidiaries.
          The board of directors may not delegate certain responsibilities, including the preparation and approval of the draft financial statements, the approval of merger and de-

merger plans to be presented to shareholders’ meetings, increases in the amount of the Company’s share capital or the issuance of convertible debentures (if any such power has been delegated to the board of directors by vote of the extraordinary shareholders’ meeting) and the fulfillment of the formalities required when the Company’s capital has to be reduced as a result of accumulated losses that reduce the Company’s stated capital by more than one-third. See also “—Meetings of Shareholders”.
          The board of directors may also appoint a general manager (direttore generale), who reports directly to the board of directors and confer powers for single acts or categories of acts to employees of the Company or persons unaffiliated with the Company.
          Meetings of the board of directors are called no less than five days in advance by registered letter, fax, telegram or e-mail by the chairman on his own initiative and must be called upon the request of any director or statutory auditor. Meetings may be held in person, or by video-conference or tele-conference, in the location indicated in the notice convening the meeting, or in any other destination, each time that the chairman may consider necessary. The quorum for meetings of the board of directors is a majority of the directors in office. Resolutions are adopted by the vote of a majority of the directors present at the meeting. In case of a tie, the chairman has the deciding vote.
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
          Statutory Auditors — In addition to electing the board of directors, the Company’s shareholders elect a board of statutory auditors (Collegio Sindacale), appoint its chairman and set the compensation of its members. At ordinary shareholders’ meetings of the Company, the statutory auditors are elected for a term of three fiscal years, may be re-elected for successive terms and may be removed only for cause and with the approval of a competent court. Expiration of their office will have no effect until a new board is appointed. Membership of the board of statutory auditors is subject to certain good standing, independence and professional requirements. In particular, at least one member must be a certified auditor.
          The Company’s By-laws provide that the board of statutory auditors shall consist of three statutory auditors and two alternate statutory auditors (who are automatically substituted for a statutory auditor who resigns or is otherwise unable to serve).
          The Company’s board of statutory auditors is required, among other things, to verify that the Company (i) complies with applicable laws and its By-laws, (ii) respects principles of good governance, and (iii) maintains adequate organizational structure and administrative and accounting systems. The Company’s board of statutory auditors is required to meet at least once every ninety days. The board of statutory auditors reports to the annual shareholders’ meeting on the results of its activity and the results of the Company’s operations. In addition, the statutory auditors of the Company must be present at meetings of the Company’s board of directors and shareholders’ meetings.
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

          External Auditor — The corporate law reform requires companies to appoint an external auditor or a firm of external auditors, each of them qualified to act in such capacity under Italian law, that shall verify (i) during the fiscal year, that the company’s accounting records are correctly kept and accurately reflect the company’s activities, and (ii) that the financial statements correspond to the accounting records and the verifications conducted by the external auditors and comply with applicable rules. The external auditor or the firm of external auditors express their opinion on the financial statements in a report that may be consulted by the shareholders prior to the annual shareholders’ meeting.
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
          Meetings of Shareholders — Shareholders are entitled to attend and vote at ordinary and extraordinary shareholder’s meetings. Votes may be cast personally or by proxy. Shareholder meetings may be called by the Company’s board of directors (or the board of statutory auditors) and must be called if requested by holders of at least 10% of the issued shares. If a shareholders’ meeting is not called despite the request by shareholders and such refusal is unjustified, a competent court may call the meeting. Shareholders are not entitled to request that a meeting of shareholders be convened to vote on matters which, as a matter of law, shall be resolved on the basis of a proposal, plan or report by the Company’s board of directors.
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
          Preemptive Rights — Pursuant to Italian law, holders of Ordinary Shares or of debentures convertible into shares, if any, are entitled to subscribe for the issuance of shares, debentures convertible into shares and rights to subscribe for shares, in proportion to their holdings, unless such issues are for non-cash consideration or preemptive rights are waived or limited by an extraordinary resolution adopted by the affirmative vote of holders of more than 50% of the Ordinary Shares (whether at an extraordinary or adjourned extraordinary meeting) and such waiver or limitation is required in the interest of the Company. There can be no assurance that the holders of ADSs may be able to exercise fully any preemptive rights pertaining to Ordinary Shares.
          Preference Shares; Other Securities — The Company’s By-laws allow the Company to issue preference shares with limited voting rights, to issue other classes of equity securities with different economic and voting rights, to issue so-called participation certificates with limited voting rights, as well as so-called tracking stock. The power to issue such financial instruments is attributed to the extraordinary meeting of shareholders.
          The Company, by resolution of the board of directors, may issue debt securities non-convertible into shares, while it may issue debt securities convertible into shares through a resolution of the extraordinary shareholders’ meeting.
          Segregation of Assets and Proceeds — The Company, by means of an extraordinary shareholders’ meeting resolution, may approve the segregation of certain assets into one or more separate pools. Such pools of assets may have an aggregate value not exceeding 10% of the shareholders’ equity of the company. Each pool of assets must be used exclusively for the carrying out of a specific business and may not be attached by the general creditors of the Company. Similarly, creditors with respect to such specific business may only attach those assets of the Company that are included in the corresponding pool. Tort creditors, on the other hand, may always attach any assets of the Company. The Company may issue securities carrying economic and administrative rights relating to a pool. In addition, financing agreements relating to the funding of a specific business may provide that the proceeds of such business be used exclusively to repay the financing. Such proceeds may be attached only by the financing party and such financing party would have no recourse against other assets of the Company.
          The Company has no present intention to enter into any such transaction and none is currently in effect.
          Liquidation Rights — Pursuant to Italian law and subject to the satisfaction of the claims of all other creditors, shareholders are entitled to a distribution in liquidation that is equal to the nominal value of their shares (to the extent available out of the net assets of the Company). Holders of preferred shares, if any such shares are issued in the future by the Company, may be entitled to a priority right to any such distribution from liquidation up to their par value. Thereafter, all shareholders would rank equally in their claims to the distribution or surplus assets, if any. Ordinary Shares rank pari passu among themselves in liquidation.
          Purchase of Shares by the Company — The Company is permitted to purchase shares, subject to certain conditions and limitations provided for by Italian law. Shares may only be purchased out of profits available for dividends or out of distributable reserves, in each case as appearing on the latest shareholder — approved stand-alone financial statements. Further, the Company may only repurchase fully paid-in shares. Such purchases must be authorized by an ordinary shareholders’ meeting. The number of shares to be acquired, together with any shares previously acquired by the Company or any of its subsidiaries, may not (except in limited circumstances) exceed in the aggregate 10% of the total number of shares then issued and the aggregate purchase price of such shares may not exceed the earnings reserve specifically approved by shareholders. Shares held in excess of such 10% limit must be sold within one year of the date of purchase. Similar limitations apply with respect to purchases of the Company’s shares by its subsidiaries.
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
          Notification of the Acquisition of Shares — In accordance with Italian antitrust laws, the Italian Antitrust Authority is required to prohibit the acquisition of control in a company which would thereby create or strengthen a dominant position in the domestic market or a significant part thereof and which would result in the elimination or substantial reduction, on a lasting basis, of competition, provided that certain turnover thresholds are exceeded. However, if the turnover of the acquiring party and the company to be acquired exceed certain other monetary thresholds, the antitrust review of the acquisition falls within the exclusive jurisdiction of the European Commission.
          Minority Shareholders’ Rights; Withdrawal Rights — Shareholders’ resolutions which are not adopted in conformity with applicable law or the Company’s By-laws may be challenged (with certain limitations and exceptions) within ninety days by absent, dissenting or abstaining shareholders representing individually or in the aggregate at least 5% of Company’s share capital (as well as by the board of directors or the board of statutory auditors). Shareholders not reaching this threshold or shareholders not entitled to vote at Company’s meetings may only claim damages deriving from the resolution.
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
          Liability for Mismanagement of Subsidiaries — Under Italian law, companies and other legal entities that, acting in their own interest or the interest of third parties, mismanage a company subject to their direction and coordination powers are liable to such company’s shareholders and creditors for ensuing damages. This liability is excluded if (i) the ensuing damage is fully eliminated, including through subsequent transactions, or (ii) the damage is effectively offset by the global benefits deriving in general to the company from the continuing exercise of such direction and coordination powers. Direction and coordination powers are presumed to exist, among other things, with respect to consolidated subsidiaries.
          The Company is subject to the direction and coordination of INVEST 2003 S.r.l.
Certain Contracts
          As of December 31, 2005, the Group entrusted approximately 14% of its production needs, primarily relating to the assembly of raw materials and finished parts into finished products, to subcontractors in the Santeramo area.
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
          Taxation of Dividends
          Italian Tax Considerations — Italian laws provide for the withholding of income tax at a 27% rate on dividends paid by Italian companies to shareholders who are not residents of Italy for tax purposes. Italian laws provide a mechanism under which non-resident shareholders can claim a refund of up to four-ninths of Italian withholding taxes on dividend income by establishing to the Italian tax authorities that the dividend income was subject to income tax in another jurisdiction in an amount at least equal to the total refund claimed. U.S. owners should consult their own tax advisers concerning the possible availability of this refund, which traditionally has been payable only after extensive delays. Alternatively, reduced rates (normally 15%) may apply to non-resident shareholders who are entitled to, and comply with procedures for claiming, benefits under an income tax convention.
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
          United States Tax Considerations - The gross amount of any dividends (that is, the amount before reduction for Italian withholding tax) paid to a U.S. owner generally will be subject to U.S. federal income taxation as foreign source dividend income and will not be eligible for the dividends-received deduction allowed to domestic corporations. Dividends paid in euro will be includable in the income of such U.S. owners in a dollar amount calculated by reference to the exchange rate in effect on the day the dividends are received by the Depositary or its agent. If the euro are converted into dollars on the day the Depositary or its agent receives them, U.S. owners generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. U.S. owners who receive a treaty refund may be required to recognize foreign currency gain or loss to the extent the amount of the treaty refund (in dollars) received by the U.S. owner differs from the U.S. dollar equivalent of the euro amount of the treaty refund on the date the dividends were received by the Depositary or its agent. Italian withholding tax at the 15% rate will be treated as a foreign income tax which U.S. owners may elect to deduct in computing their taxable income or, subject to the limitations on foreign tax credits generally, credit against their U.S. federal income tax liability. Dividends will generally constitute foreign-source “passive income” or “financial services income” for U.S. tax purposes.
          Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the Company’s shares or ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends”. Dividends paid on the ADSs will be treated as qualified dividends if (i) the Company is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The Income Tax Convention has been approved for the purposes of the qualified dividend rules. Based on the Company’s audited financial statements and relevant market and shareholder data, the Company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2004 or 2005 taxable year. In addition, based on the Company’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC for its 2006 taxable year.
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
          Taxation of Capital Gains
          Italian Tax Considerations - Under Italian law, capital gains tax (‘CGT”) is levied on capital gains realized by non-residents from the disposal of shares in companies resident in Italy for tax purposes even if those shares are held outside of Italy. Capital gains realized by non-resident holders on the sale of non-qualified shareholdings (as defined below) in companies listed on a stock exchange and resident in Italy for tax purposes (as is Natuzzi’s case) are not subject to CGT.
          A qualified shareholding” consists of securities that entitle the holder to exercise more than 2% of the voting rights of a company with shares listed on a stock exchange in the ordinary meeting of the shareholders or represent more than 5% of the share capital of a company with shares listed on a stock exchange. A “non-qualified shareholding” is any shareholding that does not meet the above mentioned interest rights to be qualified as a ‘qualified shareholding”.
          The relevant percentage is calculated taking into account the shareholdings sold during the prior 12-month period.
          Upon disposal of a “qualified” shareholding, non-resident shareholders are in principle subject to Italian ordinary taxation on 40% of the capital gain realized.
          The above is subject to any provisions of an income tax treaty entered into by the Republic of Italy, if the income tax treaty provisions are more favourable. The majority of double tax treaties entered into by Italy, in accordance with the OECD Model tax convention, provide that capital gains realized from the disposition of Italian securities are subject to CGT only in the country of residence of the seller.
          United States Tax Considerations - Gain or loss realized by a U.S. owner on the sale or other disposition of Ordinary Shares or ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the U.S. owner’s basis in the Ordinary Shares or the ADSs and the amount realized on the disposition (or its dollar equivalent, determined at the spot rate on the date of disposition, if the amount realized is denominated in a foreign currency). Such gain or loss will generally be long-term capital gain or loss if the U.S. owner holds the Ordinary Shares or ADSs for more than one year. The net amount of long-term capital gain recognized by a U.S. owner that is an individual holder before January 1, 2011 generally is subject to taxation at a maximum rate of 15%. Deposits and withdrawals of Ordinary Shares by U.S. owners in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.
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
          Taxation of Distributions from Capital Reserves
          Italian Tax Considerations - Special rules applied to the distribution of capital reserves. Under certain circumstances, such a distribution may be considered as taxable income in the hands of the recipient depending on the reserves of the distributing company outstanding at the time of distribution and the actual nature of the reserves distributed. The application of such rules may also have an impact on the tax basis in the Ordinary Shares or ADSs held and/or the characterization of any taxable income received and the tax regime applicable to it. Non-resident shareholders may be subject to withholding tax and CGT as a result of such rules. You should consult your tax advisor in connection with any distribution of capital reserves.
          Other Italian Taxes

          Estate and Gift Tax — As of October 25, 2001, the Italian estate and gift tax has been abolished and consequently any transfer of shares or ADSs occurring by reason of death or gift as of that date is no longer subject to any Italian estate and gift tax.
          Transfer Tax — An Italian transfer tax is normally payable on the transfer of shares in an Italian company, unless (i) the contract is concluded on a regulated market, or (ii) the shares are transferred to or from a non-Italian resident, on the one hand, and banks or other investment services companies, on the other hand. As a result, the transfer tax concluded either on a regulated market or with a bank or an investment service company will not be payable with respect to any transfers of Ordinary Shares or ADSs involving non-Italian residents.
Documents on Display
          The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) applicable to foreign private issuers. In accordance therewith, Natuzzi is required to file reports, including annual reports on Form 20-F, and other information with the U.S. Securities and Exchange Commission. These materials, including this annual report on Form 20-F, are available for inspection and copying at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. As a foreign private issuer, we have required to make filings with the SEC by electronic means since November 4, 2002. Any filings we make electronically will be available to the public over the Internet at the SEC’s website at http://www.sec.gov. The Form 20-F and reports and other information filed by the Company with the Commission will also be available for inspection by ADS holders at the Corporate Trust Office of The Bank of New York at 101 Barclay Street, New York, New York 10286.
Item 11. Quantitative and Qualitative Disclosures About Market Risk
          The following discussion of the Group’s risk management activities include “forward-looking statements” that involve risks and uncertainties. Actual results could differ materially from those projected in the forward looking statements. See Item 3, “Key Information — Forward Looking Information.” A significant portion of the Group’s net sales, but only approximately 44% of its costs, are denominated in currencies other than the euro, in particular the U.S. dollar.
          The Group is exposed to market risks principally from fluctuations in the exchange rates between the euro and other currencies, including in particular the U.S. dollar, and to a significantly lesser extent, from variations in interest rates.
          Exchange Rate Risks
          The Group’s foreign exchange rate risks in 2005 arose principally in connection with U.S. dollars, British pounds, Canadian dollars, Australian dollars, Swiss francs, Swedish kroner, Norwegian kroner, Danish kroner , Japanese yen.
          As at December 31, 2005 and 2004, the Group had outstanding trade receivables denominated in foreign currencies totaling €66.7 million and €66.3 million, respectively, of which 62,2% and 54.7%, respectively, were denominated in U.S. dollars. On those same dates, the Group had €23.1 million and €25.9 million, respectively, of trade payables denominated in foreign currencies, principally U.S. dollars. See Notes 6 and 12 to the Consolidated Financial Statements included in Item 18 of this annual report.
          As at December 31, 2005, the Company was a party to a number of forward exchange contracts (known in Italy as domestic currency swaps) designed to hedge future sales denominated in U.S. dollars and other currencies. The Group does not use foreign exchange contracts for speculative trading purposes. At such date, the notional amounts of such forward exchange contracts aggregated €140.1 million (compared to €173.0 million at December 31, 2004), consisting of forward exchange contracts with notional amounts of U.S. dollar 89.0 million, Canadian dollar 27.0 million, Swiss franc 1.0 million, Australian dollar 18.5 million, Japanese yen 200.0 million, British pound 18.8 million, Swedish kroner 31.5 million, Danish kroner 6.3 million, and Norwegian kroner 48.0 million. Such contracts had various maturities extending through December 2005. See Note 25 to the Consolidated Financial Statements included in Item 18 of this annual report.
          The table below summarizes in thousands of euro equivalent the contractual amounts of forward exchange contracts designed to hedge future cash flows from accounts receivable and sales orders at December 31, 2005 and 2004:

	December 31,
Sales	2005	2004
U.S. dollars	€72,496	€66,108
British pounds	26,783	51,451
Canadian dollars	17,698	18,629
Australian dollars	10,744	16,173
Norwegian kroner	5,928	8,774
Swedish kroner	3,441	5,932
Japanese yen	1,504	2,740
Swiss francs	656	2,240
Danish kroner	845	940

Total	€140,095	€172,987

          As at December 31, 2005, these forward exchange contracts had a net unrealized loss of €4.8 million, versus a net unrealized gain of €7.1 million at December 31, 2004. The Group recorded this amount in other income (expense), net in its Consolidated Financial Statements. See Note 24 to the Consolidated Financial Statements included in Item 18 of this annual report.
          The following table presents information regarding the contract amount in thousands of euro equivalent and the estimated fair value of all of the Group’s forward exchange contracts. Contracts with unrealized gains are presented as “assets” and contracts with unrealized losses are presented as “liabilities”.

	December 31, 2005		December 31, 2004
	Contract	Fair	Contract	Fair
	Amount	Value	Amount	Value
Assets	46,075	392	159,584	7,191
Liabilities	94,020	(5,159)	13,403	(90)

Total	140,095	(4,767)	172,987	7,101

          The Group’s forward exchange contracts as at December 31, 2005 had maturities of maximum 12 months. The potential loss in fair value of the Group’s forward exchange contracts at December 31, 2005 that would have resulted from a hypothetical, instantaneous and unfavorable 10% change in currency exchange rates would have been approximately €21.4 million. This sensitivity analysis assumes an instantaneous unfavorable 10% fluctuation in exchange rates affecting the foreign currencies of the Group’s domestic currency swap contracts.
          For the accounting of transactions entered into in an effort to reduce the Group’s exchange rate risks, see Notes 3, 24 and 25 to the Consolidated Financial Statements included in Item 18 of this annual report.
          Interest Rate Risks - To a significantly lesser extent, the Group is also exposed to interest rate risk. At December 31, 2005, the Group had €11.7 million (representing 1.8% of the Group’s total assets as of that date) in debt outstanding (short-term borrowings and long-term debt, including the current portion of such debt). See Notes 11 and 16 to the Consolidated Financial Statements included in Item 18 of this annual report.
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
Item 15. Controls and Procedures
          The Company carried out an evaluation under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2005. Disclosure controls and procedures are controls and other procedures that are designed to ensure that (i) information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required and (ii) information required to be disclosed in the reports the Company files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
          Based on the Company’s evaluation of its disclosure controls and procedures and in preparation for its evaluation of internal controls under Section 404 of the Sarbanes-Oxley Act, the Chief Executive Officer and Chief Financial Officer concluded that some of the Company’s disclosure controls and procedures as of December 31, 2005 needed to be improved and accordingly that the Company’s disclosure controls and procedures as of December 31, 2005 were not fully effective. The management determined that the Company needed a more structured procedure for the collection and internal communication of information from some subsidiaries overseas and determined that some overseas subsidiaries were using accounting and information systems with limited automated procedures.
          In light of the above, in preparing its consolidated financial statements for the year ended December 31, 2005, the Company implemented a number of ad-hoc actions. The Company is also implementing more formal and detailed disclosure controls and procedures for its overseas subsidiaries and working to improve the Company’s disclosure obligations in connection with the reports it files under the Exchange Act. The Group is also continuing to improve its internal controls over financial reporting for its consolidated overseas subsidiaries and has taken measures to implement consistent systems and software throughout the Group
          The Company, based on significant work and knowledge to date, believes there are no material misstatements or omissions of material fact in this annual report and that the financial statements contained in this annual report are fairly presented in all material respects.
          Other than as described above, there has been no change in the Company’s internal control over financial reporting during 2005 that has materially affected, or is reasonably likely to materially affect the Company’s internal control over financial reporting.
Item 16. [Reserved]
Item 16.A Audit committee financial expert
          The Company has determined that, because of the existence and nature of its board of statutory auditors, it qualifies for an exemption provided by Exchange Act Rule 10A-3(c)(3) from many of the Rule 10A-3(c)(3) audit committee requirements. The board of statutory auditors has determined that each of its members is an “audit committee financial expert” as defined in Item 16A of Form 20-F. For the names of the members of the board of statutory auditors and information regarding the independence of the board of statutory auditors, see “Item 6. Directors, Senior Management and Employees—Statutory Auditors.”

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
Item 16.C Principal Accountant Fees and Services
          The following table sets forth the aggregate fees billed to the Company by its independent auditors, KPMG in Italy and abroad during the fiscal years ended December 31, 2005 and 2004, for audit fees, audit–related fees, tax fees and all other fees.

	2005	2004
	(in euros)
Audit fees	558,412	463,317
Audit-related fees	—	—
Tax fees	—	—
Other fees	—	—

Total fees	558,412	463,317

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

Item 16.D Exemptions from the Listing Standards for Audit Committees.
          The Company is relying on the exemption from listing standards for audit committees provided by Exchange Act Rule 10A-3(c)(3). The basis for this reliance is that the Company’s board of statutory auditors meets the following requirements set forth in Exchange Act Rule 10A-3(c)(3):
–	the board of statutory auditors is established and selected pursuant to Italian law expressly permitting such a board;

–	the board of statutory auditors is required under Italian law to be separate from the Company’s board of directors;

–	the board of statutory auditors is not elected by management of the Company and no Executive Officer of the Company is a member of the board of statutory auditors;

–	Italian Law provides for standards for the independence of the board of statutory auditors from the Company and its management;

–	the board of statutory auditors, in accordance with applicable Italian law and the Company’s governing documents, is responsible, to the extent permitted by Italian law, for the appointment, retention and oversight of the work (including, to the extent permitted by law, the resolution of disagreements between management and the auditor regarding financial reporting) of any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company, and

–	to the extent permitted by Italian law, the audit committee requirements of paragraphs (b)(3), (b)(4) and (b)(5) of Rule 10A-3 apply to the Board of Statutory Auditors.
          The Company’s reliance on Rule 10A-3(c)(3) does not, in its opinion, materially adversely affect the ability of its Board of Statutory Auditors to act independently and to satisfy the other requirements of Rule 10A-3.
Item 16.E Purchases of Equity Securities by the Issuer and Affiliated Purchasers
          From January 1, 2005, to December 31, 2005, no purchases were made by or on behalf of the Company or any affiliated purchaser of the Company’s Ordinary Shares or ADSs.

PART III
Item 17. Financial Statements
          Not applicable.
Item 18. Financial Statements

Item 19. Exhibits
          1.1 English translation of the by-laws (Statuto) of the Company, as amended and restated as of January 24, 2006.
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
          12.1 Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
          12.2 Chief Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
          13.1 Certifications pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Report of Independent Registered Public Accounting Firm
To the Shareholders of
Natuzzi S.p.A.
We have audited the accompanying consolidated balance sheets of Natuzzi S.p.A. and subsidiaries (the ‘Natuzzi Group’) as of December 31, 2005 and 2004 and the related consolidated statements of earnings, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the management of Natuzzi S.p.A.. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Natuzzi Group as of December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with established accounting principles in the Republic of Italy.
As discussed in Note 3 (c), the Natuzzi Group adopted the new Italian accounting standard No. 17, “Consolidated Financial Statements”, with regard to the translation of the financial statements of foreign subsidiaries, effective December 31, 2005.
Established accounting principles in the Republic of Italy vary in certain significant respects from generally accepted accounting principles in the United States of America. Information relating to the nature and effect of such differences is presented in note 27 to the consolidated financial statements.
KPMG S.p.A.
Bari, Italy
June 23, 2006

Natuzzi S.p.A. and Subsidiaries
Consolidated Balance Sheets as at December 31, 2005 and 2004
(Expressed in thousands of euros)

	December 31,	December 31,
	2005	2004
ASSETS
Current assets:
Cash and cash equivalents (note 4)	89,723	87,340
Marketable debt securities (note 5)	5	5
Trade receivables, net (note 6)	123,608	137,559
Other receivables (note 7)	46,256	41,169
Inventories (note 8)	115,690	112,601
Unrealized foreign exchange gains (note 25)	—	7,101
Prepaid expenses and accrued income	2,551	2,390
Deferred income taxes (note 14)	6,632	1,227

Total current assets	384,465	389,392

Non current assets:
Property plant and equipment (note 9 and 22)	407,847	389,262
Less accumulated depreciation (note 9 and 22)	(145,054)	(117,257)

Net property, plant and equipment	262,793	272,005
Other assets (note 10)	16,616	11,228
Deferred income taxes (note 14)	1,064	602

Total assets	664,938	673,227

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings (note 11)	7,727	5,572
Current portion of long-term debt (note 16)	426	571
Accounts payable-trade (note 12)	73,533	83,737
Accounts payable-other (note 13)	24,768	20,353
Unrealized foreign exchange losses (note 25)	4,767	—
Income taxes (note 14)	2,907	2,521
Salaries, wages and related liabilities (note 15)	22,083	18,732

Total current liabilities	136,211	131,486

Long-term liabilities:
Employees’ leaving entitlement (note 3 (n) )	32,274	29,617
Long-term debt (note 16)	3,582	4,998
Deferred income taxes (note 14)	—	433
Deferred income for capital grants (note 3 (m) )	14,779	12,485
Other liabilities (note 17)	4,358	5,359
Minority interest (note 18)	709	916
Shareholders’ equity (note 19) :
Share capital	54,682	54,682
Reserves	42,292	42,292
Additional paid-in capital	8,282	8,282
Retained earnings	367,769	382,677

Total shareholders’ equity	473,025	487,933

Committments and contingent liabilities (notes 21 and 25)	—	—
Total liabilities and shareholders’ equity	664,938	673,227

See accompanying notes to the consolidated financial statements

Natuzzi S.p.A. and Subsidiaries
Consolidated Statements of Earnings
Years ended December 31, 2005, 2004 and 2003
(Expressed in thousands of euros except per share data)

	2005	2004	2003
Net sales (note 22)	669,926	753,434	769,579
Cost of sales (note 23)	(459,492)	(484,601)	(508,764)

Gross profit	210,434	268,833	260,815

Selling expenses	(182,169)	(188,182)	(179,282)
General and administrative expenses	(42,955)	(40,673)	(39,205)

Operating income (loss)	(14,690)	39,978	42,328
Other income (expense), net (note 24)	2,960	(3,892)	3,631

Earnings (loss) before taxes and minority interest	(11,730)	36,086	45,959
Income taxes (note 14)	(3,110)	(17,650)	(8,501)

Earnings (loss) before minority interest	(14,840)	18,436	37,458
Minority interest	216	(83)	(158)

Net earnings (loss)	(14,624)	18,353	37,300

Basic earnings (loss) per share (note 3(u))	(0.27)	0.34	0.68

Diluted earnings (loss) per share (note 3 (u))	(0.27)	0.34	0.68

See accompanying notes to the consolidated financial statements

Natuzzi S.p.A. and Subsidiaries
Consolidated Statements of Changes in Shareholders’ Equity
Years ended December 31, 2005, 2004 and 2003
(Expressed in thousands of euros except number of ordinary shares)

	Share capital
	Number of			Additional
	Ordinary			paid-in	Retained
	shares	Amount	Reserves	capital	Earnings	Total
Balances at December 31, 2002	54,681,628	57,526	73,071	8,282	356,929	495,808

Dividends distributed	—	—	—	—	(18,045)	(18,045)
Transfer to legal reserve	—	—	7,375	—	(7,375)	—
Transfer for liquidation of subsidiary	—	—	(210)	—	210	—
Net earnings	—	—	—	—	37,300	37,300

Balances at December 31, 2003	54,681,628	57,526	80,236	8,282	369,019	515,063

Dividends distributed	—	—	—	—	(7,655)	(7,655)
Treasury shares cancelled	—	(2,844)	(37,828)	—	2,844	(37,828)
Transfer for liquidation of subsidiary	—	—	(116)	—	116	—
Net earnings	—	—	—	—	18,353	18,353

Balances at December 31, 2004	54,681,628	54,682	42,292	8,282	382,677	487,933

Dividends distributed	—	—	—	—	(3,828)	(3,828)
Exchange difference on translation of financial statements	—	—	—	—	3,544	3,544
Net loss	—	—	—	—	(14,624)	(14,624)

Balances at December 31, 2005	54,681,628	54,682	42,292	8,282	367,769	473,025

See accompanying notes to the consolidated financial statements

Natuzzi S.p.A. and Subsidiaries
Consolidated Statements of Cash Flows
Years ended December 31, 2005, 2004 and 2003
(Expressed in thousands of euros)

Cash flows from operating activities:
Net earnings (loss)	(14,624)	18,353	37,300

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	33,042	34,068	27,221
Employees’ leaving entitlement	6,877	7,435	6,776
Deferred income taxes	(6,300)	(651)	799
Minority interest	(216)	83	158
(Gain) loss on disposal of assets	(149)	(3,468)	814
Unrealized foreign exchange losses and gains	11,868	621	(264)
Deferred income for capital grants	(5,616)	(874)	(870)

Change in assets and liabilities:
Receivables, net	10,580	28,052	5,096
Inventories	(1,546)	(16,637)	(7,251)
Prepaid expenses and accrued income	(141)	(240)	(903)
Other assets	(1,361)	(893)	(2,122)
Accounts payable	(7,443)	6,659	(18,370)
Income taxes	386	(1,737)	(5,041)
Salaries, wages and related liabilities	3,318	2,641	1,383
Other liabilities	(1,001)	(357)	(1,719)
Employees’ leaving entitlement	(4,526)	(4,795)	(4,766)

Total adjustments	37,772	49,907	941

Net cash provided by operating activities	23,148	68,260	38,241

Cash flows from investing activities:
Property, plant and equipment:
Additions	(20,917)	(51,860)	(47,259)
Disposals	916	9,407	762
Government grants received	1,002	—	3,119
Marketable debt securities:
Proceeds from sales	—	—	21
Purchase of business, net of cash acquired	(1,985)	(100)	(6,482)
Disposal of business	—	5,475	—

Net cash used in investing activities	(20,984)	(37,078)	(49,839)

Cash flows from financing activities:
Long-term debt:
Proceeds	533	1,284	1,970
Repayments	(2,094)	(1,349)	(1,739)
Short-term borrowings	1,628	1,820	299
Dividends paid to shareholders	(3,828)	(7,655)	(18,045)
Dividends paid to minority interests	—	(61)	(26)

Net cash used in financing activities	(3,761)	(5,961)	(17,541)

Effect of translation adjustments on cash	3,980	(1,446)	(3,991)

Increase (decrease) in cash and cash equivalents	2,383	23,775	(33,130)

Cash and cash equivalents, beginning of the year	87,340	63,565	96,695

Cash and cash equivalents, end of the year	89,723	87,340	63,565

Supplemental disclosure of cash flow information:

Cash paid during the year for interest	951	1,003	606

Cash paid during the year for income taxes	6,659	9,293	24,955

See accompanying notes to the consolidated financial statements

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
     The subsidiaries included in the consolidation at December 31, 2005, together with the related percentages of ownership, are as follows:

	Percent of
Name	ownership	Registered office	Activity
Italsofa Bahia Ltd	97.99	Bahia, Brazil	(1)
Minuano Nordeste S.A.	100.00	Pojuca, Brazil	(1)
Italsofa Shanghai Ltd	100.00	Shanghai, China	(1)
Softaly Shanghai Ltd	100.00	Shanghai, China	(1)
Italsofa Romania	100.00	Baia Mare, Romania	(1)
Natco S.p.A.	99.99	Bari, Italy	(2)
I.M.P.E. S.p.A.	90.83	Qualiano,Italy	(3)
Divani Due S.r.l.	100.00	Verona, Italy	(4)
Koineé S.r.l.	100.00	Montesilvano, Italy	(4)
Nacon S.p.A.	100.00	Bari, Italy	(4)
Natuzzi Americas Inc.	100.00	High Point, NC, USA	(4)
Natuzzi Iberica S.A.	100.00	Madrid, Spain	(4)
Natuzzi Switzerland AG	97.00	Kaltbrunn, Switzerland	(4)
Natuzzi Nordic	100.00	Copenaghen, Denmark	(4)
Natuzzi Benelux S.A.	100.00	Geel, Belgium	(4)
Natuzzi Germany Gmbh	100.00	Dusseldorf, Germany	(4)
Natuzzi Sweden AB	100.00	Stockholm, Sweden	(4)
Natuzzi Japan KK	100.00	Tokyo, Japan	(4)
Kingdom of Leather Limited	100.00	London, UK	(4)
La Galleria Limited	100.00	London, UK	(4)
Italholding S.r.l.	100.00	Bari, Italy	(5)
Kingdom of Leather Trustees Limited	100.00	London, UK	(5)
Natuzzi Netherlands Holding	100.00	Amsterdam, Holland	(5)
Natuzzi United Kingdom Limited	100.00	London, UK	(5)
Natuzzi Trade Service S.r.l.	100.00	Bari, Italy	(6)
Lagene S.r.l.	100.00	Bari, Italy	(7)
Natuzzi Asia Ltd	100.00	Hong-Kong, China	(7)

(1)	Manufacture and distribution

(2)	Intragroup leather dyeing and finishing

(3)	Production and distribution of polyurethane foam

(4)	Distribution

(5)	Investment holding

(6)	Transportation services

(7)	Non operative

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
     In April 2005, the Company acquired 100% of the equity interest in Koineè S.r.l. (Koineè), an Italian enterprise that was operating as a Natuzzi’s franchisee, for a cash consideration of 297. This enterprise operated seven stores under “Divani & Divani by Natuzzi” trade name. Prior to the date of acquisition the franchise agreement between Natuzzi and Koineè was expired under the original terms. The stores are located in the Abruzzo and Marche regions of Italy. The primary reason for this acquisition is the opportunity to maintain the market presence in the aforementioned regions. The main factor that contributed to the determination of the price is the presence of the stores in key geographic locations. The acquisition was accounted for using the purchase method and it resulted in a goodwill of 1,664, which represents the excess of the purchase price over the fair value of assets acquired and liabilities assumed. The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at date of acquisition.

Current assets	1,107
Goodwill	1,664
Other non current assets	1,634
Current liabilities	(2,080)
Non current liabilities	(306)

Purchase price	2,019

     The purchase price is composed of the consideration paid 297, plus the elimination of trade receivables from Koineè S.r.l., amounting to 1,722 at the date of acquisition. Koineè S.r.l. recorded for the years ended December 31, 2005 and 2004 net sales of 5,427 and 5,724, respectively. The pre-acquistion results for 2005 of this business acquisition have been included in the consolidated statements of earnings of the Company for the entire year ended at December 31, 2005.
     In November 2005, the Company acquired 100% of a business composed by seven stores “Divani & Divani by Natuzzi”, located in Rome, for a cash consideration of 688. This business was operating as a Natuzzi’s franchisee. Prior to the date of acquisition the franchise agreement between Natuzzi and the acquired business was expired under the original terms. The primary reason for this acquisition is the opportunity to maintain the market presence in the capital city of Rome. The main factor that contributed to the determination of the purchase price is the presence of the stores in key street locations in Rome. The acquisition was accounted for using the purchase price and it resulted in a goodwill of 3,709, which represents the excess of the purchase price over the fair value of assets acquired and liabilities assumed. The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at date of acquisition.

Current assets	710
Goodwill	3,709
Fixed assets	221
Leasehold improvements	313
Non current liabilities	(143)

Purchase price	4,810

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
     The purchase price is composed by the consideration paid of 688, plus the elimination of trade receivables due from the vendor, and amounting to 4,122 at the date of acquisition. This business recorded for the years ended December 31, 2005 and 2004 net sales of 8,083 and 8,588, respectively. The results of this business acquisition have been included in the consolidated statements of earnings from the date of acquisition.
     On December 23, 2005 the Company acquired an entity for which its sole asset was a store located in the centre of Milan’s main shopping and commercial area. The cash consideration paid by the Company for this acquisition was 1,000. At the date of acquisition there were no employees, inventory or revenues associated with this asset. During 2006, the Company started some construction work in order to set up in the store the Natuzzi’s layout selling system. The acquisition resulted in a goodwill of 600, which represents the excess of purchase price over fair value of the acquired net assets. The fair value of assets acquired is as follows:

Goodwill	600
Leasehold improvements	400

Cash paid	1,000

     The main factors that have contributed to the determination of the consideration paid are: (a) presence of store in a key geographic location; (b) space of the store that is very large for a central location (the space is about square meter 1,000); (c) advertising of Natuzzi’s “trademark” and “product” in the heart of Milan shopping area.
     In 2005 the Company incorporated two new subsidiaries, Natuzzi Sweden AB and Natuzzi Japan KK, which provide sales support for the Group in the respective country.
     During December 2004 the Company sold 100% of the outstanding common shares of Spagnesi S.p.A. to a third party, for cash consideration of 5,475. Spagnesi S.p.A. was a manufacturing facility located in the North of Italy (near to Florence), specialized in the production of a particular line of traditional leather sofas. As of the date of the disposal all products of this enterprise were bought by Natuzzi. In particular, on the basis of the disposal agreement Natuzzi continued to buy up to 12.000 products from Spagnesi S.p.A. at current market prices for a certain period. However, the Company was under no obligation to make such purchases.
     In 2004 Style and Comfort S.r.l. was merged into Natuzzi S.p.A..
     In January 2004 the Company incorporated a new subsidiary, Natuzzi Germany Gmbh, which provides sales support for the Group in Germany.
     During 2004 the Company incorporated two new subsidiaries Nacon S.r.l. and Italholding S.r.l..
     On November 23, 2004 the Company acquired 100% of Divani Due S.r.l., based in Verona, for cash consideration of 100. This acquired enterprise has a network of 5 stores mainly located in the North of Italy. The acquisition was accounted for using the purchase method, resulting in a goodwill of 1,251, which represents the excess of purchase price over the fair value of

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
     net liabilities assumed. The following table summarizes the estimated fair value of the assets acquired and the liabilities assumed at the date of acquisition.

Current assets	353
Goodwill	1,251
Other non current assets	377
Current liabilities	(369)
Non current liabilities	(142)

Purchase price	1,470

     The purchase price is composed by the consideration paid 100, plus elimination of trade receivables from Divani Due S.r.l. of 1,370. In addition, Divani Due S.r.l. recorded for the years ended December 31, 2005, 2004 and 2003 net sales of 3,151, 190 and 1,535. The results of this business acquisition have been included in the consolidated statement of earnings from the date of acquisition.
     In January 2003 the Company incorporated a new subsidiary, Natuzzi Benelux S.A., which provides sales support for the Group in Belgium, Holland and Luxembourg.
     On May 7, 2003 the Company acquired 100% of the outstanding common shares of Natuzzi United Kingdom Limited (Natuzzi UK Group), based in London, ultimate parent company of the Kingdom of Leather Group (“KOL” or “KOL Group”), a leading UK upholstered furniture specialist with a network of 14 stores, mainly located in England. The primary reason for this acquisition was the opportunity to increase market share in the United Kingdom. The factors that contributed to the determination of the price were the presence of stores in key geographic locations and the presence of a well-placed sales force. The acquisition was accounted for using the purchase method and it resulted in a goodwill of 9,179, which represents the excess of purchase price over fair value of net liabilities assumed. The following table summarizes the estimated fair value of the assets acquired and the liabilities assumed at date of acquisition.

Current assets	10,324
Goodwill	9,179
Other non current assets	3,008
Current liabilities	(17,911)
Non current liabilities	(267)

Purchase price	4,333

     The pre-acquisition results for 2003 of this business acquisition have been included in the consolidated statements of earnings of the Company for the entire year ended at December 31, 2003.
     Under Italian GAAP as of December 31, 2004 the above goodwill was impaired. For additional information refer to note 24.

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
Expressed in thousands of euros except as otherwise indicated)
     On October 6, 2003 the Company acquired 100% of the shares of Minuano Nordeste SA (Minuano), at a price of 4,298, of which 2,149 was paid in cash, with the balance to be paid in installments before the end of 2006. At December 31, 2005 and 2004 this payable is included in other liabilities (see notes 13 and 17). The main reason for this acquisition was that Minuano had signed an agreement with the Brazilian government whereby it will enjoy certain export incentives until 2015. At the time of the acquisition the subsidiary was dormant. During 2004 this subsidiary started and completed the construction of facilities for the production of leather upholstery furniture under the “Italsofa” brand. The acquisition resulted in a goodwill of 4,053, which represents the excess of purchase price over the fair value of acquired net assets. The fair value of assets acquired and liabilities assumed were as follows:

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
     During 2003 the subsidiaries Italsofa Hong-Kong Ltd, D.L.S. S.r.l., Natuzzi Argentina, Finat Ltd and Natex S.r.l. were wound up.
2. Basis of preparation and principles of consolidation
     The financial statements utilized for the consolidation are the financial statements of each Group company at December 31, 2005, 2004 and 2003. The 2005, 2004 and 2003 financial statements have been approved by the respective shareholders of the relevant companies. The 2005 consolidated financial statements have been approved by the directors of the Company.
     The financial statements of subsidiaries are adjusted, where necessary, to conform to Natuzzi’s accounting principles and policies, which are consistent with Italian legal requirements governing financial statements considered in conjunction with established accounting principles promulgated by the Italian Accounting Profession. The consolidated financial statements are classified in accordance with the presentations generally used in international practice.
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

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
     The consolidated financial statements include all affiliates and companies that Natuzzi directly or indirectly controls, either through majority ownership or otherwise. Control is presumed to exist where more than one-half of a subsidiary’s voting power is controlled by the Company or the Company is able to govern the financial and operating policies of a subsidiary or control the removal or appointment of a majority of a subsidiary’s board of directors. Where an entity either began or ceased to be controlled during the year, the results of operations are included only from the date control commenced or up to date control ceased. However, the pre-acquisition results of an acquired entity could be reflected in the operating results of the acquiring entity provided the acquisition is completed within 6 months of the beginning of the acquiring entity’s fiscal year.
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
b) Forward exchange contracts
     The Group enters into forward exchange contracts (known in Italian financial markets as domestic currency swaps) to manage its exposure to foreign currency risks. The Company does not enter into these contracts on a speculative basis, nor is hedge effectiveness constantly monitored. As a consequence of this, forward exchange contracts are not used to hedge any on — or off-balance sheet items. Therefore, at December 31, 2005, 2004 and 2003 all unrealized gains or losses on such contracts are recorded in “Other income (expense), net”, in the consolidated statements of earnings.
c) Financial statements of foreign operations
     The financial statements of the foreign subsidiaries expressed in the foreign currency are translated directly into euro as follows: (i) year-end exchange rate for assets and liabilities, (ii) historical exchange rates for share capital and retained earnings, and (iii) average exchange rates

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
Expressed in thousands of euros except as otherwise indicated)
during the year for revenues and expenses. The resulting exchange differences on translation is recorded as a direct adjustment to shareholders’ equity.
     During September 2005, effective as of December 31, 2005, the Italian Accounting Profession has changed the Italian accounting standard No. 17, “Consolidated Financial Statements”, with regard to the translation of the financial statements of a foreign subsidiary expressed in a foreign currency.
     Under the previous accounting standard an Italian parent company was allowed to translate the financial statements of a foreign subsidiary expressed in a foreign currency using the following two methodologies:
     (a) if the foreign subsidiary was considered an integral part of the parent company due to various factors including intercompany transactions, financing, and cash flow indicators, its financial statements expressed in the foreign currency was translated directly into euro from the local currency as follows: (i) year-end exchange rate for monetary assets and liabilities, (ii) historical exchange rates for non monetary assets and liabilities, share capital and retained earnings, and (iii) average exchange rates during the year for revenues and expenses except for those revenues and expenses related to assets and liabilities translated at historical exchange rates. The resulting exchange differences on translation were recognized in other income (expense), net, in the consolidated statements of earnings;
     (b) if the foreign subsidiary was not considered an integral part of a parent company, its financial statements expressed in the foreign currency was translated directly into euro as follows: (i) year-end exchange rate for assets and liabilities, (ii) historical exchange rates for share capital and retained earnings, and (iii) average exchange rates during the year for revenues and expenses. The resulting exchange differences on translation were recorded as a direct adjustment to shareholders’ equity.
     As indicated above, effective as of December 31, 2005, the Italian Accounting Profession has eliminated the option (a) indicated above.
     Therefore, under Italian GAAP as from December 31, 2005 an Italian parent company must translate the financial statements of a foreign subsidiary expressed in a foreign currency using only option (b) indicated above. This means that the financial statements of a foreign subsidiary expressed in the foreign currency must be translated directly into euro as follows: (i) year-end exchange rate for assets and liabilities, (ii) historical exchange rates for share capital and retained earnings, and (iii) average exchange rates during the year for revenues and expenses. The resulting exchange differences on translation have to be recorded as a direct adjustment to shareholders’ equity. This approach effectively ignores the operating environment of the foreign entity, in particular if the local currency is also the functional currency.
     At December 31, 2005 the change in the application of this accounting principle resulted in an increase of 3,544 of shareholders’ equity, with no effect on the net loss. Had the new Italian standard not been adopted in 2005, the Company would have recognized, in 2005, a foreign

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
exchange gain of 1,684 in the consolidated statement of earnings. The comparative financial statements of prior years have not been adjusted to apply the new Italian GAAP foreign currency translation standard retrospectively.
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
     Goods in process and finished goods are valued at the lower of production cost and net realizable value. Production cost include direct production costs and production overhead costs. The production overhead costs are allocated to inventory based on the manufacturing facility’s normal capacity.
h) Property, plant and equipment
     Property, plant and equipment is stated at historical cost, except for certain buildings which were revalued in 1983, 1991 and 2000 according to Italian revaluation laws. Maintenance and repairs are expensed; significant improvements are capitalized and depreciated over the useful life of the related assets. The cost or valuation of fixed assets is depreciated on the straight-line method over the estimated useful lives of the assets (refer to note 9). The related depreciation

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
expense is allocated to cost of goods sold, selling expenses and general and administrative expenses based on the usage of the assets.
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
j) Other assets
     Other assets in the consolidated financial statements primarily include trademarks and patents, goodwill and certain deferred costs. These assets are stated at the lower of amortized cost or recoverable amount. The carrying amount of other assets are reviewed to determine if they are in excess of their recoverable amount, based on discounted cash flows, at the consolidated balance sheet date. If the carrying amount exceeds the recoverable amount, the asset is written down to the recoverable amount.
     Trademarks, patents and goodwill are amortized on a straight-line basis over a period of five years.
k) Impairment of long-lived assets and long-lived assets to be disposed of
     The Company reviews long-lived assets, including intangible assets with estimable useful lives, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future discounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Estimated fair value is generally based on either appraised value or measured by discounted estimated future cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.
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
     In addition when capital grants are received after the year in which the related assets are acquired, the depreciation of capital grants is recognized as income as follows: (a) the depreciation of the grants related to the amortization of the assets recorded in statements of earnings in the years prior to the date in which the grants are received, is recorded in other income (expense), net; (b) the depreciation of the grants related to the amortization of the assets recorded in statements of earnings of the year, is recorded in net sales (see note 24).
     At December 31, 2005 and 2004 the deferred income for capital grants shown in the consolidated balance sheet amounts to 14,779 and 12,485, respectively.
     The amortization of these grants recorded in net sales of the consolidated statement of earnings for the years ended December 31, 2005, 2004 and 2003, amounts to 1,239, 864 and 868, respectively.
     Cost reimbursement grants relating to training and other personnel costs are credited to income when received from government agencies.
n) Employees’ leaving entitlement
     Leaving entitlements represent amounts accrued for each Italian employee that are due and payable upon termination of employment, assuming immediate separation, determined in accordance with applicable Italian labour laws. The Group accrues the full amount of employees’ vested benefit obligation as determined by such laws for leaving entitlements.
     Under such Italian labour laws, upon termination of an employment relationship, the former employee has the right to receive termination benefits for each year of service equal to the employee’s gross annual salary, divided by 13.5. The entitlement is increased each year by an amount corresponding to 75% of the rise in the cost of living index plus 1.5 points.

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
     The expense recorded for the leaving entitlement for the years ended December 31, 2005, 2004 and 2003 was 6,877, 7,435 and 6,776, respectively.
     The number of workers employed by the Group totalled 7,846 and 6,832 at December 31, 2005 and 2004, respectively.
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
p) Shipping and handling costs
     Shipping and handling costs sustained to transport products to customers are expensed in the periods incurred and are included in selling expenses. Shipping and handling expenses recorded for the years ended December 31, 2005, 2004 and 2003 were 69,730, 70,329 and 68,194, respectively.
q) Advertising costs
     Advertising costs are expensed in the periods incurred and are included in selling expenses. Advertising expenses recorded for the years ended December 31, 2005, 2004 and 2003 were 31,273, 33,855 and 32,114, respectively.
r) Commission expense
     Commissions payable to sales representatives and the related expenses are recorded at the time shipments are made by the Group to customers. Commissions are not paid until payment for the related sale’s invoice is remitted to the Group by the customer.
s) Contingencies
     Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.
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
u) Earnings per share
     Basic earnings per share is calculated by dividing net earnings attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period after considering the effect of outstanding treasury shares. Diluted earnings per share included the effects of possible issuance of ordinary shares under share grants and option plans in the determination of the weighted average number of ordinary shares outstanding during the period. In 2005, share grants and options of 139,520 were excluded as their effect was antidilutive. In 2003 there were no share grants and options outstanding. The following table provides the amounts used in the calculation of earnings per share:

	2005	2004	2003
Net earnings (loss) attributable to ordinary shareholders	(14,624)	18,353	37,300

Weighted-average number of ordinary shares outstanding during the year	54,681,628	54,681,628	54,681,628

Increase resulting from assumed conversion of share grants and options	—	27,576	—

Weighted-average number of ordinary shares and potential shares outstanding during the year	54,681,628	54,709,204	54,681,628

4. Cash and cash equivalents
     Cash and cash equivalents are analyzed as follows:

	2005	2004
Cash on hand	510	272
Bank accounts in Euro	18,491	28,033
Bank accounts in foreign currency	70,699	58,948
Money market instruments	23	87

Total	89,723	87,340

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
5. Marketable debt securities
     Details regarding marketable debt securities are as follows:

	2005	2004
Foreign corporate bonds	5	5
Italian government bonds	—	—

Total	5	5

     Further information regarding the Group’s investments in marketable debt securities is as follows:

		Gross unrealized		Fair
2005	Cost	Gains	Losses	value
Foreign corporate bonds	5	—	—	5
Italian government bonds	—	—	—	—

Total	5	—	—	5

		Gross unrealized		Fair
2004	Cost	Gains	Losses	value
Foreign corporate bonds	5	—	—	5
Italian government bonds	—	—	—	—

Total	5	—	—	5

	2005	2004	2003
Proceeds from sales	—	—	21
Realized gains	—	—	—
Realized losses	—	—	—
     The contractual maturity of the Group’s marketable debt securities at December 31, 2005 is between 1 – 5 years.
6. Trade receivables, net
     Trade receivables are analyzed as follows:

	2005	2004
North American customers	48,257	42,841
Other foreign customers	47,127	54,546
Domestic customers	31,781	41,743
Trade bills receivable	1,602	3,863

Total	128,767	142,993
Allowance for doubtful accounts	(5,159)	(5,434)

Total trade receivables, net	123,608	137,559

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
     Trade receivables are due primarily from major retailers who sell directly to their customers.
     No single customer accounted for more than 5% of the company’s sales in 2005, 2004 and 2003 or accounts receivable at December 31, 2005 and 2004. The Company insures with a third party its collection risk in respect of a significant portion of accounts receivable outstanding balances, and estimates an allowance for doubtful accounts based on the insurance in place, the credit worthiness of its customers as well as general economic conditions.
     The following table provides the movements in the allowance for doubtful accounts:

	2005	2004	2003
Balance, beginning of year	5,434	5,662	4,727
Charges-bad debt expense	1,326	1,297	1,441
Reductions-write off of uncollectible accounts	(1,601)	(1,525)	(506)

Balance, end of year	5,159	5,434	5,662

     Trade receivables denominated in foreign currencies at December 31, 2005 and 2004 totalled 66,744 and 66,336, respectively. These receivables consist of the following:

	2005	2004
U.S. dollars	41,549	36,257
Canadian dollars	7,405	7,729
Australian dollars	5,853	6,431
British pounds	5,470	8,744
Other currencies	6,467	7,175

Total	66,744	66,336

7. Other receivables
     Other receivables are analyzed as follows:

	2005	2004
VAT	13,867	14,289
Government capital grants	11,798	4,890
Receivable from tax authorities	10,343	10,269
Advances to suppliers	2,264	4,506
Others	7,984	7,215

Total	46,256	41,169

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
     The receivable for capital grants represents amounts due from government agencies related to capital expenditures that have been incurred.
     The receivable from the tax authorities represents principally advance taxes paid in excess of the amounts due and interest thereon.
8. Inventories
     Inventories are analyzed as follows:

	2005	2004
Leather and other raw materials	68,481	70,763
Goods in process	13,294	12,916
Finished products	33,915	28,922

Total	115,690	112,601

9. Property, plant and equipment and accumulated depreciation
     Fixed assets are listed below together with accumulated depreciation.

	Cost or	Accumulated	Annual rate of
2005	valuation	depreciation	depreciation
Land	10,235	—	—
Industrial buildings	189,978	(35,543)	3—10%
Machinery and equipment	118,097	(69,968)	11.5—25%
Airplane	24,075	(3,611)	6%
Office furniture and equipment	25,472	(18,033)	12—20%
Retail gallery and stores furnishings	24,070	(11,339)	25—35%
Transportation equipment	5,762	(4,354)	20—25%
Leasehold improvements	4,133	(2,206)	10—20%
Construction in progress	5,442	—	—
Advances to suppliers	583	—	—

Total	407,847	(145,054)

	Cost or	Accumulated	Annual rate of
2004	valuation	depreciation	depreciation
Land	10,149	—	—
Industrial buildings	164,283	(30,084)	3—10%
Machinery and equipment	112,300	(57,861)	11.5—25%
Airplane	24,075	(2,167)	6%
Office furniture and equipment	22,025	(15,619)	12—20%

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

	Cost or	Accumulated	Annual rate of
	valuation	depreciation	depreciation
Retail gallery and stores furnishings	16,965	(6,126)	25—35%
Transportation equipment	5,725	(3,920)	20—25%
Leasehold improvements	2,676	(1,480)	10—20%
Construction in progress	29,867	—	—
Advances to suppliers	1,197	—	—

Total	389,262	(117,257)

     Construction in progress relates principally to manufacturing facilities.
10. Other assets
     Other assets consist of the following:

	2005	2004
Goodwill	11,277	15,061
Equity in affiliated enterprises	3,867	2,650
Others	13,274	11,884

Total, gross	28,418	29,595
Less impairment losses	—	(6,119)
Less accumulated amortization	(11,802)	(12,248)

Total, net	16,616	11,228

     At December 31, 2005 and 2004 the net book value of goodwill may be analyzed as follows:

	2005	2004
Gross carrying amount	11,277	15,061
Less impairment losses	—	(6,119)
Less accumulated depreciation	(2,155)	(4,449)

Net book value	9,122	4,493

     At December 31, 2005 and 2004 the net book value of goodwill arising from business acquisitions amounts to 9,122 and 4,493, respectively.
     At December 31, 2005 and 2004 investments in affiliated enterprises are accounted under the equity method.
     For the impairment losses related to December 31, 2004 of 6,119, refer to note 24.
11. Short-term borrowings
     Short-term borrowings consist of the following:

	2005	2004
Bank borrowings	4,174	4,255
Bank overdrafts	3,553	1,317

	7,727	5,572

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
     While bank overdrafts are payable on demand, bank borrowings consist of unsecured line of credit agreements with banks and have various short maturities.
     At December 31, 2005 and 2004 the short-term borrowings included 4,174 and 5,482 denominated in foreign currencies, respectively.
     The weighted average interest rates on the above-listed short-term borrowings at December 31, 2005 and 2004 are as follows:

	2005	2004
Bank borrowings	4.92%	3.45%
Bank overdrafts	5.10%	4.75%
     Credit facilities available to the Group, including amounts guaranteed under surety bonds, amounted to 92,974 and 108,992 at December 31, 2005 and 2004, respectively. The unused portion of these facilities amounted to 85,247 and 103,420 at December 31, 2005 and 2004, respectively.
12. Accounts payable-trade
     Accounts payable-trade totalling 73,533 and 83,737 at December 31, 2005 and 2004, respectively, represent principally amounts payable for purchases of goods and services in Italy and abroad, and includes 23,072 and 25,881 at December 31, 2005 and 2004, respectively, denominated in foreign currencies.
13. Accounts payable-other
     Accounts payable-other are analyzed as follows:

	2005	2004
Provision for returns and warranties	6,896	3,477
Advances from customers	6,785	5,422
Cooperative advertising and quantity discount	3,018	3,663
Withholding taxes on payroll and on others	2,375	3,367
Payable to third parties for business acquisition	860	859
Payable to minority interest for dividends	593	648
Others	4,241	2,917

Total	24,768	20,353

14. Taxes on income
     Italian companies are subject to two income taxes at the following rates:

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

	2005	2004	2003
IRES (state tax)	33.00%	33.00%	34.00%
IRAP (regional tax)	4.25%	4.25%	4.25%
     On December 12, 2003, the Italian Government approved the legislative decree n. 344 which enacted certain changes in the fiscal legislation for fiscal years beginning on or after January 1, 2004. The principal change made was the introduction of the new state income tax IRES which replaced IRPEG, with the simultaneous elimination of the dual income tax system. The enacted IRES tax rate for 2005 and 2004 is 33% of taxable income. IRES is a state tax and is calculated on the taxable income determined on the income before taxes modified to reflect all temporary and permanent differences regulated by the tax law.
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
     Under Italian investment incentive schemes for under-industrialized regions, certain of the Group’s operating entities were entitled to enjoy a full exemption from IRPEG and a significant part of IRAP for ten years. A very significant portion of the Group’s consolidated earnings before minority interest in 2003 was derived from companies entitled to some extent to the aforementioned exemptions, the most significant of which expired in 2003. In addition, as from 2003 certain foreign subsidiaries (Italsofa Shanghai Ltd, Softaly Shanghai Ltd, Italsofa Bahia Ltd, Minuano Nordeste S.A. and Italsofa Romania) enjoy significant tax benefits, such as corporate income tax exemptions or reductions of the corporate income tax rates effectively applicable, the most significant of which will expire in 2012. The tax reconciliation table reported below demonstrates the effect of such “tax exempt income” on the Group’s 2005, 2004 and 2003 income tax charge.
     Approximately 69.4%, 55.1% and 57.3% respectively, of the Group’s consolidated earnings (loss) before taxes were generated by domestic Italian operations during 2005, 2004 and 2003. However, consolidated earnings (loss) before taxes and minority interest are analyzed as follows:

	2005	2004	2003
Domestic	(8,144)	19,878	26,319
Foreign	(3,586)	16,208	19,640

Total	(11,730)	36,086	45,959

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
     The effective income tax rates for the years ended December 31, 2005, 2004 and 2003 were 26.5%, 48.9% and 18.5%, respectively. The actual income tax expense differs from the ‘expected’ income tax expense (computed by applying the state tax, which is 33% for 2005 and 2004, 34% for 2003, to income before income taxes and minority interest) as follows:

	2005	2004	2003
Expected income (loss) tax charge at full tax rates	(3,871)	11,908	15,626
Effects of:
Tax exempt income	(4,954)	(5,664)	(19,080)
Aggregate effect of different tax rates in foreign jurisdictions	(1,442)	(1,796)	(863)
Italian regional tax	4,727	5,954	5,819
Non-deductible expenses	3,692	2,187	3,075
Depreciation and impairment of goodwill	396	2,931	570
Effect of net change in valuation allowance established against deferred tax assets	4,157	1,119	3,180
Tax effect of unremitted earnings	405	1,011	119
Tax effect of change in tax rates	—	—	55

Actual tax charge	3,110	17,650	8,501

     Total taxes for the years ended December 31, 2005, 2004 and 2003 relate to earnings from operations.
     Total income taxes for the years ended December 31, 2005, 2004 and 2003 were allocated as follows:

	2005	2004	2003
Current:
Italian	6,593	14,769	2,812
Foreign	2,817	3,532	4,890

Total (a)	9,410	18,301	7,702

Deferred:
Italian	(3,260)	(760)	393
Foreign	(3,040)	109	406

Total (b)	(6,300)	(651)	799

Total (a + b)	3,110	17,650	8,501

     The tax years from January 1, 2000 for the majority of the Italian and Foreign companies are open to assessment for additional taxes.
     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2005 and 2004 are presented below:

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

	2005	2004
Deferred tax assets:
Tax loss carryforwards	14,937	9,490
Inventory obsolescence	2,490	—
Provision for returns and discounts	1,873	796
Allowance for doubtful accounts	1,594	1,515
Provision for sales representatives	555	816
Provision for contingent liabilities	368	368
Other temporary differences	1,710	1,456

Total gross deferred tax assets	23,527	14,441
Less valuation allowance	(13,153)	(8,990)

Net deferred tax assets	10,374	5,451

Deferred tax liabilities:
Unremitted earnings of subsidiaries	(1,535)	(1,130)
Government grants	(658)	(809)
Revenue recognition	(303)	(712)
Other temporary differences	(182)	(1,404)

Total deferred tax liabilities	(2,678)	(4,055)

Net deferred tax assets	7,696	1,396

     A valuation allowance has been established for most of the tax loss carryforwards.
     The valuation allowance for deferred tax assets as of December 31, 2005 and 2004 was 13,153 and 8,990, respectively. The net change in the total valuation allowance for the years ended December 31, 2005 and 2004 was an increase of 4,163 and 930, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and the tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods during which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2005. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.
     Net deferred income tax assets are included in the consolidated balance sheets as follows:

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

2005	Current	Non current	Total
Gross deferred tax assets	8,655	14,872	23,527
Valuation allowance	—	(13,153)	(13,153)

Net deferred tax assets	8,655	1,719	10,374
Deferred tax liabilities	(2,023)	(655)	(2,678)

Net deferred tax assets	6,632	1,064	7,696

2004	Current	Non current	Total
Gross deferred tax assets	2,585	11,856	14,441
Valuation allowance	—	(8,990)	(8,990)

Net deferred tax assets	2,585	2,866	5,451
Deferred tax liabilities	(1,358)	(2,697)	(4,055)

Net deferred tax assets	1,227	169	1,396

     The tax loss carryforwards of the Group total 49,356 and expire as follows:

2008	547
2009	5,979
2010	4,372
Thereafter	38,458

Total	49,356

     As of December 31, 2005, taxes that are due on the distribution of the portion of shareholders’ equity equal to unremitted earnings of most of the subsidiaries is 1,535 (1,130 at December 31, 2004). The Group has provided for such taxes as the likelihood of distribution is probable.
     The Group has not provided for such taxes, amounting to 155 (240 at December 31, 2004), for some subsidiaries for which the likelihood of distribution is remote and earnings are deemed to be permanently reinvested.
15. Salaries, wages and related liabilities
     Salaries, wages and related liabilities are analyzed as follows:

	2005	2004
Salaries and wages	11,954	9,643
Social security contributions	7,298	7,066
Vacation accrual	2,831	2,023

Total	22,083	18,732

16. Long-term debt
     Long-term debt at December 31, 2005 and 2004 consists of the following:

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

	2005	2004
2.25% long-term debt payable in annual equal instalments with final payment due May 30, 2015	2,699	2,166

3.0% long-term debt payable in semi-annual equal instalments with final payment due October 2007	1,309	2,884

4.0% long-term debt payable in quarterly equal instalments with final payment due in September 2005	—	24

Others with various maturity dates	—	495

Total long-term debt	4,008	5,569
Less current instalments	(426)	(571)

Long-term debt, excluding current instalments	3,582	4,998

     Loan maturities after 2006 are summarized below:

2007	1,368
2008	252
2009	259
2010	266
Thereafter	1,437

Total	3,582

     At December 31, 2005 long-term debt denominated in foreign currencies amounts to 1,309 (3,278 at December 31, 2004).
     Interest expense related to long-term debt for the years ended December 31, 2005, 2004 and 2003 was 139, 110 and 155 respectively. Interest expense is paid with the related instalment (quarterly, semi-annual or annual).
17. Other liabilities
     Other liabilities consist of:

	2005	2004
Provision for contingent liabilities	2,868	2,308
Termination indemnities for sales agents	1,490	2,191
Payable to third parties for business acquisition	—	860

Total	4,358	5,359

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
18. Minority interest
     Minority interest shown in the accompanying consolidated balance sheet at December 31, 2005 is 709 (916 at December 31, 2004).
19. Shareholders’ equity
     The share capital is owned as follows:

	2005	2004
Mr. Pasquale Natuzzi	47.7%	47.7%
Miss Anna Maria Natuzzi	2.6%	2.6%
Mrs. Annunziata Natuzzi	2.5%	2.5%
Public investors	47.2%	47.2%

	100%	100%

     An analysis of the reserves is as follows:

	2005	2004
Legal reserve	11,199	11,199
Monetary revaluation reserve	1,344	1,344
Government capital grants reserve	29,749	29,749

Total	42,292	42,292

     The number of ordinary shares issued at December 31, 2005 and 2004 is 54,681,628, respectively. The par value of one ordinary share is euro 1.
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
     During an extraordinary general meeting on November 21, 2003 shareholders approved the cancellation of all treasury shares. On the basis of the Italian civil code this decision became effective on February 21, 2004. As a consequence, as from this date the Company has reduced shareholders’ equity by the amount of 37,828.
     Italian law requires that 5% of net income of the parent company and each of its consolidated Italian subsidiaries be retained as a legal reserve, until this reserve is equal to 20% of the issued share capital of each respective company. The legal reserve may be utilized to cover losses; any portion which exceeds 20% of the issued share capital is distributable as dividends. The combined legal reserves totalled 12,378 and 12,329 at December 31, 2005 and 2004, respectively.

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
     No taxes would be payable on the distribution of the monetary revaluation reserve and government capital grants reserve.
     The cumulative translation adjustment included in shareholders’ equity related to translation of the Group’s foreign assets and liabilities at December 31, 2005 was a credit of 3,544.
20. Share grants and options
     In order to provide incentives to certain personnel, the shareholders of the Company on July, 23 2004 approved in its Shareholders’ Ordinary and Extraordinary Meeting the guidelines of a share incentive plan in favor of Natuzzi Group’s managers subject to assignment of Natuzzi S.p.A. shares. The 2004 plan will cover the period 2005-2009. During this period the Company will assign performance share grants and performance share options related to the achievement of pre-determined levels of individual, enterprise and share price targets related to the years 2004 and 2005. The maximum number of shares to be issued in connection with the plan will be 3,000,000, each with a nominal value of € 1.00, of which 500,000 in the form of restricted stock units and the remaining from the conversion of stock options. The Shareholders’ Meeting has delegated to the Board of Directors the regulation and management of the 2004 plan, and the responsibility for the issuance of the options and grants under the 2004 plan.
     Under the 2004 plan an employee is entitled to grants of restricted stock units and options if certain performance targets are met. In particular, the Plan provides for: (a) grants of restricted stock units for achievement of pre-determined objectives (management by objectives or MBOs) in 2004 and 2005, which vest and settle if the applicable performance targets are achieved, with respect to the 2004 MBOs, in 2006 and 2007, and, with respect to 2005 MBOs, in 2007 and 2008; (b) grants of options that only become exercisable if MBOs in 2004 and 2005 are achieved; and (c) the opportunity for participants to receive additional 50% options for combined achievement of 2004 and 2005 MBOs and the targeted price of the Company’s share (during a reference period) on the New York Stock Exchange.
     In order for an employee to obtain the additional 50% options based on 2004 MBOs, the following conditions have to be met (first tranche): (a) achievement of 2004 MBOs, and the arithmetic mean of the Company’s American Depositary Shares (ADS) during the period from October 1, 2005 and December 31, 2005 equal or greater than U.S. dollars 15. Similarly, in order for an employee to obtain the additional 50% options based on 2005 MBOs, the following conditions have to be met (second tranche): achievement of 2005 MBOs, and the arithmetic mean of the Company’s American Depositary Shares (ADS) during the period from October 1, 2007 and December 31, 2007 equal or greater than U.S. dollars 24.
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

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
     The share options to be issued have an exercise price of euro 8.51 (U.S. dollars 10.04 at December 31, 2005 exchange rate), calculated in accordance with fiscal law in force. An employee would be entitled to share options and additional options on the following dates: 50% of 2004 MBOs and 50% of first tranche in January 2006; remaining 50% of 2004 MBOs, 50% of the first tranche and 50% of 2005 MBOs in January 2007; remaining 50% of 2005 MBOs and 50% of the second tranche in January 2008; remaining 50% of second tranche in January 2009. If the employee is not on employment on the above dates, he or she is not entitled to the remaining options. Therefore vesting dates for the options is determined to be the above dates.
     The status of the share grants and options under the plan, as of December 31, 2005 and 2004, is as follows:

	MBO 2005	MBO 2004
Number of share grants	55,577	113,820
Number of options	165,946	369,752
Number of additional options	82,973	—

Total	304,496	483,572

     On the basis of the plan the exercise price for the share grants is zero, while for the options and additional options is euro 8.51 (U.S. dollars 10.04 at December 31, 2005 exchange rates). At December 31, 2005 and 2004 the market price of Natuzzi’s shares is euro 5.93 (U.S. dollars 7.00 at December 31, 2005 exchange rate) and euro 7.96 (U.S. dollars 10.85 at December 31, 2004 exchange rates), respectively.
     Under Italian GAAP the Company does not record in the consolidated statement of earnings the compensation expense related to share based compensation plans.
21. Commitments and contingent liabilities
     Several companies of the Group lease manufacturing facilities and stores under non-cancellable lease agreements with expiry dates through 2023. Rental expense recorded for the years ended December 31, 2005, 2004 and 2003 was 13,970, 11,976 and 11,046, respectively. As of December 31, 2005, the minimum annual rental commitments are as follows:

2006	12,443
2007	11,513
2008	10,456
2009	9,436
2010	8,424
Thereafter	9,371

Total	61,643

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
     Certain banks have provided guarantees at December 31, 2005 to secure payments to third parties amounting to 8,245 (6,092 at December 31, 2004). These guarantees are unsecured and have various maturities extending through December 31, 2007.
     In December 1996, the Company and the “Contract Planning Service” of the Italian Ministry of the Industrial Activities signed a “Program Agreement” with respect to the “Natuzzi 2000 project”. In connection with this project, Natuzzi Group prepared a multi-faceted program of industrial investments for the increase of the production capacity of leather and fabric upholstered furniture in the area close to its headquarters in Italy. According to this “Program Agreement”, Natuzzi should have realized investments for 295,156 and at the same time the Italian government should have contributed in the form of capital grants for 145,455. During 2003 Natuzzi revised its growth and production strategy due to the strong competition of products realized by competitors in countries like China and Brazil. Therefore, as a consequence of this change in the economic environment in 2003 Natuzzi requested to the Italian Ministry of the Industrial Activities the revision of the original “Program Agreement” as follows: reduction of the investment to be realized from 295,156 to 69,772, and reduction of the related capital grants from 145,455 to 34,982. During April 2005 the Company received from the Italian Government the final approval of the “Program Agreement” confirming these revisions. Natuzzi received under the aforementioned project capital grants in 1997 and 2005 for 27,072 and 7,910, respectively.
     The capital grants are secured by surety bonds for 26,005 from a bank. These surety bonds are unsecured and will expire when the Italian Ministry of Industrial Activities releases the final approvals of all investments made.
     In prior years the Company and certain Italian subsidiaries, on the basis of the Italian law, for the personnel employed under the contract scheme referred to as ‘training and work’ enjoyed an exemption for the social contribution due to the National Institute for Social Security (‘Istituto Nazionale per la Previdenza Sociale’ or ‘INPS’) for a certain period. During 2004, the European Court of Justice decided that these grants were not in conformity with European Union law and regulations in force about competition. As a consequence of this disposition the European Commission has established that Italy has to recover from its enterprises all the social contribution not paid from November 1995 to May 2001 for the above work contracts. Therefore, the Italian National Institute for Social Security has communicated to the Company and certain Italian Subsidiaries to reimburse all the social contribution due and not paid, amounting to 16,000, by end of February 2005. The Company, based on the advice of its legal consultants, did not pay the amounts claimed back and, at the same time, has activated a legal action against the National Institute for Social Security in order to obtain the cancellation of the above request of 16,000. The Company intends to vigorously defend its position. The Company believes that the probability of a favorable final outcome is very high. Therefore, the Company for this liability recorded a provision of 475 in the Consolidated Financial Statements as of December 31, 2005 and 2004, as this amount is considered the probable final liability.
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
     Net sales of upholstered furniture analyzed by coverings are as follows:

	2005	2004	2003
Leather upholstered furniture	498,942	547,923	550,029
Fabric upholstered furniture	95,895	117,598	123,921

Total	594,837	665,521	673,950

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

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

	2005	2004	2003
Sales of upholstered furniture
United States of America	207,215	238,807	280,770
Italy	67,020	73,017	71,277
England	50,805	83,391	80,409
Spain	35,668	27,557	14,045
Canada	31,608	38,175	37,910
France	24,622	26,026	23,393
Germany	24,329	19,743	25,392
Belgium	20,761	19,956	15,959
Australia	16,543	19,414	15,356
Holland	13,654	13,075	14,004
Norway	11,271	12,151	10,084
Ireland	5,188	6,419	7,760
Other countries (none greater than 2%)	86,153	87,790	77,591

	594,837	665,521	673,950

	2005	2004
Long lived assets
Italy	144,398	149,449
Romania	36,046	35,026
Brazil	25,677	24,819
China	24,490	25,377
United States of America	21,789	25,105
Other countries	10,393	12,229

Total	262,793	272,005

     In addition, the Group also sells minor volumes of excess polyurethane foam, leather by-products and certain pieces of furniture (coffee table, lamps and rugs) which, for 2005, 2004 and 2003 totalled 75,089, 87,913 and 95,629, respectively.
     No single customer accounted for more than 5% of net sales in 2005, 2004 or 2003.
23. Cost of sales
     Cost of sales is analyzed as follows:

	2005	2004	2003
Opening inventories	112,601	97,518	84,081
Purchases	295,277	335,432	355,867
Labor	108,327	107,173	104,495
Third party manufacturers	25,340	26,943	32,859
Other manufacturing costs	33,637	30,136	28,980
Closing inventories	(115,690)	(112,601)	(97,518)

Total	459,492	484,601	508,764

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
24. Other income (expense), net
     Other income (expense), net is analyzed as follows:

	2005	2004	2003
Interest income	1,857	1,375	1,701
Interest expense and bank commissions	(1,803)	(1,961)	(1,317)

Interest (expense) income, net	54	(586)	384

Gains (losses) on foreign exchange, net	3,211	(4,809)	64
Unrealized exchange gains (losses) on domestic currency swaps	(4,767)	7,101	6,276

Gains (losses) on foreign exchange	(1,556)	2,292	6,340

Losses on securities, net	—	(50)	(754)
Other, net	4,462	(5,548)	(2,339)

Total	2,960	(3,892)	3,631

Gains (losses) on foreign exchange are related to the following:

	2005	2004	2003
Net realized gains (losses) on domestic currency swaps	(4,269)	4,973	25,369
Net realized gains (losses) on accounts receivable and payables	5,434	(1,052)	(7,585)
Net unrealized gains (losses) on accounts receivable and payable	2,046	(8,730)	(17,720)

Total	3,211	(4,809)	64

     Other, net consists of the following:

	2005	2004	2003
Revenue for capital grants	4,380	—	—
Export incentive	2,100	—	—
Penalties to landlords	(658)	—	—
Impairment loss of goodwill	—	(6,119)	—
Write off of fixed assets	(2,770)	(1,311)	—
Gain on disposal of subsidiary	—	3,419	—
Impairment loss on fixed assets	—	—	(4,292)
Pre-acquisition loss	495	—	1,694
Other, net	915	(1,537)	259

Total	4,462	(5,548)	(2,339)

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
     Revenue for capital grants
     During 2005, as indicated in note 21, Natuzzi received under the aforementioned project “Natuzzi 2000” additional capital grants amounting to 7,910. A part of these capital grants, amounting to 4,380, is related to depreciation of property, plant and equipment recorded in the consolidated statements of earnings in the years prior to 2005. Therefore, for this reason the amount of 4,380 has been classified under the caption “other income (expense), net”.
     An other portion of these capital grants, amounting to 356, has been classified in net sales as they relate to the depreciation of 2005.
     The remaining portion of 3,174 has been classified in the consolidated balance sheet at December 31, 2005 as deferred income, and it will be charged to statements of earnings as revenue on a systematic basis over the useful life of the related asset.
     Export incentive benefit
     During 2005, the Company received an export incentive benefit of 2,100. This incentive is measured on the basis of the export sales realized during a certain period.
     Penalties to landlords
     The Company has charged to other income (expense), net of 2005 the provision set up for the one time penalties, amounting to 658, that it expects to negotiate with the landlords of several store located in England, for the termination of the related operating lease contracts before the term specified in the lease agreements.
     Pre-acquisition loss for Koineè S.r.l.
     The pre-acquisition loss related to Koineè S.r.l. business acquisition, amounting to 495, has been eliminated in the consolidated statements of earnings for the year ended at December 31, 2005 (see also note 27 (f)).
     Impairment loss of goodwill
     The impairment loss for goodwill of 6,119 is related to Natuzzi UK Group (see note 1). Natuzzi UK Group revised its growth strategy as a consequence of the actual and forecasted critical situation in the United Kingdom market, and the decision of the Company to redesign its distribution strategy in this country. As a result of this revision, the carrying value of the goodwill related to such reporting unit as of December 31, 2004 was impaired. The fair value of such reporting unit as of December 31, 2004 was determined on the basis of the methodology so called “Unlevered Discounted Cash Flow”. The comparison of the fair value with the carrying value of this reporting unit resulted in the determination of an impairment in value of 6,119.

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
     Gain on disposal of subsidiary
     In December 2004 the Company sold 100% of the outstanding common shares of Spagnesi S.p.A. to a third party, for a cash consideration of 5,475. The gain recorded in the consolidated statements of earnings in other income (expense), net is 3,419 (see also note 1 and note 27 (r)).
     Impairment loss of long lived assets
     The Company has evaluated the impairment of long lived assets in accordance with its accounting policy (whenever the events or changes in circumstances indicate that the carrying amount of an asset may be not recoverable). Based on such analysis in 2003 the Company recorded an impairment loss of 4,292.
     Pre-acquisition loss for Natuzzi UK Group
     The pre-acquisition loss related to the Natuzzi UK Group acquisition, amounting to 1,694, has been eliminated in the consolidated statement of earnings for the year ended at December 31, 2003 (see also note 27 (f)).
25. Financial instruments and risk management
     A significant portion of the Group’s net sales, but only approximately 40% of its costs, are denominated in currencies other than the euro, in particular the U.S. dollar. The remaining costs of the Group are denominated principally in euros. Consequently, a significant portion of the Group’s net revenues are exposed to fluctuations in the exchange rates between the euro and such other currencies. The Group uses forward exchange contracts (known in Italy as domestic currency swaps) to reduce its exposure to the risks of short-term declines in the value of its foreign currency denominated revenues. The Group uses such domestic currency swaps to protect the value of its foreign currency denominated revenues, and not for speculative or trading purposes.
     The Group is exposed to credit risk in the event that the counterparties to the domestic currency swaps fail to perform according to the terms of the contracts. The contract amounts of the domestic currency swaps described below do not represent amounts exchanged by the parties and, thus, are not a measure of the exposure of the Group through its use of those financial instruments. The amounts exchanged are calculated on the basis of the contract amounts and the terms of the financial instruments, which relate primarily to exchange rates. The immediate credit risk of the Group’s domestic currency swaps is represented by the unrealized gains or losses on the contracts. Management of the Group enters into contracts with creditworthy counter-parties and believes that the risk of material loss from such credit risk to be remote. The table below summarizes in euro equivalent the contractual amounts of forward exchange contracts used to hedge principally future cash flows from accounts receivable and sales orders at December 31, 2005 and 2004:

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

	2005	2004
U.S. dollars	72,496	66,108
British pounds	26,783	51,451
Canadian dollars	17,698	18,629
Australian dollars	10,744	16,173
Norwegian kroner	5,928	8,774
Swedish kroner	3,441	5,932
Japanese yen	1,504	2,740
Swiss francs	656	2,240
Danish kroner	845	940

Total	140,095	172,987

     The following table presents information regarding the contract amount in euro equivalent amounts and the estimated fair value of all of the Group’s forward exchange contracts. Contracts with unrealized gains are presented as ‘assets’ and contracts with unrealized losses are presented as ‘liabilities’.

	2005		2004
	Contract	Unrealized	Contract	Unrealized
	amount	gains (losses)	amount	gains (losses)
Assets	46,075	392	159,584	7,191
Liabilities	94,020	(5,159)	13,403	(90)

Total	140,095	(4,767)	172,987	7,101

     At December 31, 2005 and 2004, the forward exchange contracts had a net unrealized loss of 4,767 and a net unrealized gain of 7,101, respectively. These amounts are recorded in other income (expense), net in the consolidated statements of earnings.
     The carrying value of forward exchange contracts is determined based on the unrealized loss and gain of such contracts recorded in the consolidated financial statements. Unrealized gains (losses) on forward exchange contracts is determined by using residual maturity rate.
     Refer to notes 3 (b) for the Group’s accounting policy on forward exchange contracts.
26. Fair value of financial instruments
     The following table summarizes the carrying value and the estimated fair value of the Group’s financial instruments:

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

	2005		2004
	Carrying	Fair	Carrying	Fair
	value	value	value	value
Assets:
- Marketable debts securities	5	5	5	5
Liabilities:
- Long-term debt	4,008	3,614	5,569	4,829
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
     The calculation of net earnings (loss) and shareholders’ equity in conformity with US GAAP is as follows:
     Reconciliation of net earnings (loss):

	2005	2004	2003
Net earnings (loss) under Italian GAAP	(14,624)	18,353	37,300
Adjustments to reported income:
(a) Revaluation of property, plant and equipment	29	27	27
(b) Derivative and hedging activities	—	—	(2,713)
(c) Government grants	3,119	612	673
(d) Revenue recognition	2,804	966	1,482
(l) Goodwill and intangible assets	(249)	(925)	1,033
(m) Share grants and options	136	(1,140)	—
(n) Translation of foreign financial statements	1,684	—	—
(o) Penalties to landlords	658	—	—
Tax effect of US GAAP adjustments	(446)	860	225

Net earnings (loss) in conformity with US GAAP	(6,889)	18,753	38,027

Basic earnings (loss) per share in conformity with US GAAP	(0.13)	0.34	0.70

Diluted earnings (loss) per share in conformity with US GAAP	(0.13)	0.34	0.70

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
     Reconciliation of Shareholders’ equity :

	2005	2004
Shareholders’ equity under Italian GAAP	473,025	487,933
(a) Revaluation of property, plant and equipment	(615)	(644)
(c) Government grants	(15,489)	(18,608)
(d) Revenue recognition	(5,645)	(8,449)
(l) Goodwill and intangible assets	2,898	2,387
(n) Translation of foreign financial statements	(1,860)	—
(o) Penalties to landlords	658	—
Tax effect of US GAAP adjustments	710	1,916

Shareholders’ equity in conformity with US GAAP	453,682	464,535

     The differences which have a material effect on net earnings (loss) and/or shareholders’ equity are disclosed as follows:
     (a) Certain property, plant and equipment have been revalued in accordance with Italian laws. The revalued amounts are depreciated for Italian GAAP purposes. US GAAP does not allow for such revaluations, and depreciation is based on historical costs. The revaluation primarily relates to industrial buildings. The adjustment to net earnings (loss) and shareholders’ equity represents the reversal of excess depreciation recorded under Italian GAAP on revalued assets.
     (b) Under US GAAP, SFAS 133 established comprehensive accounting and reporting standards for derivative instruments and hedging activities. SFAS 133 requires that an entity record all derivatives, freestanding and certain embedded derivatives, as either assets or liabilities in the statement of financial position. This statement also defines and allows companies to apply hedge accounting to its designated derivatives under certain instances, provided an entity meets the strict documentation criteria of SFAS 133. It also requires that all derivatives be marked to market on an ongoing basis. Along with the derivatives, in the case of qualifying hedged, the underlying hedged items, are also to be marked to market. These market value adjustments are to be included either in the income statement or other comprehensive income, depending on the nature of the hedged transaction.
     The Company does not currently qualify for hedge criteria under SFAS 133 and has not used hedge accounting for Italian GAAP in 2005, 2004 and 2003 (see note 3(a) and (b)). In particular, the Company does not formally document all relationships between its hedging

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
instruments (forward exchange contracts known in Italian financial markets as domestic currency swaps) and its hedged items which includes linking all derivatives that are designated as foreign-currency hedges to specific accounts receivable on the balance sheet or to specific firm committents or forecasted transactions. The Company also does not formally assess, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging its transactions are highly effective in offsetting changes in fair values of its hedged items.
     As a result under Italian GAAP and US GAAP at December 31, 2005, 2004 and 2003, the Company accounted for all its derivative financial instruments at their fair value and all its accounts receivable in foreign currency were remeasured at year end exchange rates. All marked to market adjustments were recorded in the income statement.
     The adjustment to net earnings for the year ended on December 31, 2003 represents the reversal of the US GAAP difference related 2002. This difference was due to the hedge accounting followed by Natuzzi under Italian GAAP which did not qualify for hedge accounting under US GAAP.
     (c) Under Italian GAAP until December 31, 2000 government grants related to capital expenditures were recorded, net of tax, within reserves in shareholders’ equity. Subsequent to that date such grants have been recorded as deferred income and recognized in the statement of earnings as revenue or other income, as appropriate under Italian GAAP (see note 3(m)), on a systematic basis over the useful life of the asset.
     Under US GAAP, such grants, when received, are classified either as a reduction of the cost of the related fixed asset or as a deferred credit and amortized over the estimated remaining useful lives of the assets. The amortization is treated as a reduction of depreciation expense and classified in the statement of earnings according to the nature of the asset to which the grant relates.
     The adjustments to net income (loss) represent mainly the annual amortization of the pre December 31, 2000 capital grants determined based over the remaining useful life of the related fixed assets. The adjustments to shareholders’ equity are to reverse the amounts of capital grants credited directly to equity for Italian GAAP purposes, net of the amounts of amortization of such grants for US GAAP purposes.
     Amortization of deferred income related to grants recognized as revenues under Italian GAAP of 1,239, 864 and 868 for the years ended December 31, 2005, 2004 and 2003 respectively would be reclassified to depreciation expense and recorded in cost of goods sold under US GAAP, in the period such amounts are recognized.
     In addition, under Italian GAAP the Company recorded in other income (expenses), net (see note 24) for the year ended December 31, 2005 revenues for grants amounting to 4,380. Under US GAAP this amount would be reclassified to depreciation expense and recorded in cost of goods sold, in the period such amounts are recognized.

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
     (d) Under Italian GAAP, the Group recognizes sales revenue, and accrued costs associated with the sales revenue, at the time products are shipped from its manufacturing facilities located in Italy and abroad. A significant part of the products is shipped from factories directly to customers under terms that risks and ownership are transferred to the customer when the customer takes possession of the goods. These terms are ‘delivered duty paid’, ‘delivered duty unpaid’, ‘delivered ex quay’ and ‘delivered at customer factory’. Delivery to the customer generally occurs within one to six weeks from the time of shipment.
     US GAAP requires that revenue should not be recognized until it is realized or realizable and earned, which is generally at the time delivery to the customer occurs and the risks of ownership pass to the customer. Accordingly, the Italian GAAP for revenue recognition is at variance with US GAAP. The principal effects of this variance on the accompanying consolidated balance sheet as of December 31, 2005 and 2004 and related consolidated statements of earnings for each of the years in the three-year period ended December 31, 2005 are indicated below:

	2005	2004
	Effects	Effects	Variation
	Increase	Increase	for
Consolidated balance sheet	(Decrease)	(Decrease)	2005
Trade receivables, net	(33,106)	(36,623)	3,517
Inventories	22,711	23,549	(838)

Total effect on current assets (a)	(10,395)	(13,074)	2,679

Accounts payable-trade	(4,750)	(4,625)	(125)
Income taxes	(1,468)	(2,535)	1,067

Total effect on current liabilities (b)	(6,218)	(7,160)	942

Total effect on shareholders’ equity (a-b)	(4,177)	(5,914)	1,737

Consolidated statement of earnings	2005	2004	2003
Net sales	3,517	10,640	741

Gross profit	2,679	2,995	1,068

Operating income	2,804	966	1,482

Total effect on net earnings	1,737	1,778	917

     (e) During 2003 (see note 1) the Company acquired a 100% interest in each of the following two entities: Natuzzi UK Group and Minuano Nordeste SA. Both acquisitions were accounted for as business combinations under Italian GAAP. The Natuzzi UK Group acquisition qualifies as a business combination under US GAAP in accordance with the provisions of SFAS

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
141. However, in accordance with EITF 98-3 the acquisition of 100% interest in Minuano Nordeste SA does not qualify as an acquisition of a business. Therefore, under Italian GAAP the Minuano acquisition was considered to be a business acquisition, while under US GAAP the same has been accounted as an asset acquisition which did not result in goodwill. Management has determined that the difference between purchase price and the fair value of the net tangible assets acquired is due to export incentive benefit that this entity is entitled to upon completion of its manufacturing facilities and export of the furniture manufactured in Brazil. The export incentive is available until 2015. The related deferred tax liabilities were established by using the “simultaneous equations method”. The excess of purchase price over the fair value of net assets acquired, recorded as goodwill under Italian GAAP, has been allocated to intangible assets under US GAAP, as follows:

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

	US GAAP	IT GAAP	Difference
Current and non current assets	253	253	—
Intangible assets	6,141	—	6,141
Goodwill	—	4,053	(4,053)
Current and non current liabilities	(8)	(8)	—
Deferred tax liabilities	(2,088)	—	(2,088)

Purchase price	4,298	4,298	—

     (f) Under Italian GAAP the pre-acquisition results of an acquired entity can be reflected in the operating results of the acquiring entity provided the acquisition was completed within 6 months of the beginning of the acquiring entity’s fiscal year. Although, the pre-acquisition revenues and costs of the acquired entity may be included in the statement of earnings of the acquiring company, the resulting pre-acquisition net income or loss is eliminated. The following pre-acquisition amounts of Koineè S.r.l. and Natuzzi UK Group (see note 1) were included in the Italian GAAP consolidated statement of earnings for the years ended December 31, 2005 and 2003:

	Koineè S.r.l.	Natuzzi UK Group
	2005	2003
Net sales	943	11,945
Cost of sale	(483)	(5,798)

Gross profit	460	6,147

Selling expense	(417)	(7,066)
General and administrative expense	(175)	(1,113)

Operating loss	(132)	(2,032)

Other income, net	(132)	1,481

Loss before taxes	—	(551)
Income taxes	—	551

Net loss	—	—

     Under US GAAP the above pre-acquisition amounts would not be included in the consolidated statement of earnings for the years ended December 31, 2005 and 2003.
     (g) During 2005 (see note 1) the Company acquired 100% of the equity interest of Koineè S.r.l., and the purchase price was 2,019. Koineè is an Italian entity that was operating seven stores under “Divani & Divani by Natuzzi” trade name. The stores are located in the Abruzzo and Marche regions of Italy. This acquisition was accounted for as business combination under Italian GAAP. This acquisition qualifies as a business combination under US GAAP. However, under Italian GAAP the difference between purchase price and the fair value of the net assets acquired was allocated to goodwill, while under US GAAP the same difference was allocated

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
in part to goodwill and in part to intangibles. The allocation of purchase price under US GAAP and Italian GAAP is summarized as follows:

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

	US GAAP	IT GAAP	Difference
Current assets	1,107	1,107	—
Goodwill	985	1,664	(679)
Order backlog	1,082	—	1,082
Other non current assets	1,634	1,634	—
Deferred tax liabilities	(403)	—	(403)
Current liabilities	(2,080)	(2,080)	—
Non current liabilities	(306)	(306)	—

Purchase price	2,019	2,019	—

     The acquired order backlog has been recognized in full in the statement of earnings of 2005, as it relates to one time orders that became revenue soon after the acquisition and before December 31, 2005.
     (h) During 2005 (see note 1) the Company acquired a business composed by seven stores “Divani & Divani by Natuzzi” located in Rome, and the purchase price was 4,810. This acquisition was accounted for as business combination under Italian GAAP. This acquisition qualifies as a business combination under US GAAP. However, under Italian GAAP and US GAAP the difference between purchase price and fair value of the net assets acquired was allocated to goodwill. The allocation of purchase price under US GAAP and Italian GAAP is summarized as follows:

	US	IT
	GAAP	GAAP	Difference
Current assets	710	710	—
Goodwill	3,709	3,709	—
Fixed Assets	221	221	—
Leasehold improvements	313	313	—
Non current liabilities	(143)	(143)	—

Purchase price	4,810	4,810	—

     (i) On December 23, 2005 (see note 1) the Company acquired an entity for which its sole asset was a store located in the centre of Milan’s main shopping and commercial area. The cash consideration paid by the Company for this acquisition was 1,000. At the time of acquisition there were no employees, inventory or revenues associated with this asset. Further, in January 2006 the Company started some constructions works in order to set up in the store the Natuzzi’s layout selling system. The Company expects to start trading in the store at beginning of May 2006.
     Under Italian GAAP the acquisition of this store was considered to be a business acquisition, while under US GAAP the same has been accounted as an asset acquisition in accordance with EITF 98-3, which did not result in a goodwill. Natuzzi’s management has determined that the difference between purchase price and the fair value of the net tangible assets

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
acquired is due to the key location of the store acquired. Therefore, under US GAAP this intangible of 957 is depreciated over the term of the operating lease agreement. The related deferred tax liabilities are established by using “simultaneous equations method”.
     The following table reports the allocation of the purchase price both under US and Italian GAAP:

	US GAAP	IT GAAP	Difference
Goodwill	—	600	(600)
Intangible assets	957	—	957
Leasehold improvements	400	400	—
Deferred tax liabilities	(357)	—	(357)

Cash paid	1,000	1,000	—

     (l) Under Italian GAAP, the Company amortizes the goodwill arising from business acquisitions on a straight-line basis over a period of five years. US GAAP states that goodwill acquired in a purchase business combination completed after July 1, 2001 is not amortized, but instead tested for impairment at least annually in accordance with provisions of SFAS No. 142.
     In addition, under Italian GAAP, the Company has allocated certain intangible assets, having definite lives and arising from a business acquisition and asset acquisition, under the caption goodwill. Under US GAAP the Company would have classified such as intangible assets, would have amortized these over their estimated useful lives to their residual values, and would have reviewed these for impairment in accordance with SFAS No. 144.
     The changes in the carrying amount of goodwill, intangibles assets and deferred taxes arising from business and asset acquisitions completed after July 1, 2001, are as follows:

	Goodwill		Intangibles		Deferred taxes
	US	Italian	US	Italian	US	Italian
Balance at December 31, 2002	528	337	—	—	—	—
Acquisition of Natuzzi UK Group	9,179	9,179	—	—	—	—
Acquisition of Minuano	—	4,053	6,141	—	(2,088)	—
Amortization	—	(1,329)	—	—	—	—
Impairment losses	(528)	(232)	—	—	—	—

Balance at December 31, 2003	9,179	12,008	6,141	—	(2,088)	—

Acquisition of Divani Due S.r.l.	1,251	1,251	—	—	—	—
Amortization	—	(2,647)	(512)	—	174	—
Impairment losses	(9,179)	(6,119)	—	—	—	—

Balance at December 31, 2004	1,251	4,493	5,629	—	(1,914)	—

Acquisition of Koineè S.r.l.	985	1,664	1,082	—	(403)	—
Acquisition of stores in Rome	3,709	3,709	—	—	—	—
Acquisition of a store in Milan	—	600	957	—	(357)	—
Fulfilment of order backlog	—	—	(1,082)	—	403	—
Amortization	—	(1,344)	(511)	—	174	(23)

Balance at December 31, 2005	5,945	9,122	6,075	—	(2,097)	(23)

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
     Management has evaluated the carrying value of goodwill for impairment purposes in accordance with the provisions of SFAS 142. Based on that evaluation, on a reporting unit basis, as at December 31, 2005, 2004 and 2003 goodwill is impaired to the extent of nil, 9,179 and 528, respectively.
     The impairment loss for goodwill of 9,179 is related to Natuzzi UK Group (see notes 1 and 24). Natuzzi UK Group revised its growth strategy as a consequence of the actual and forecasted critical situation in the United Kingdom market, and the decision of the Company to redesign its distribution strategy in this country. As a result of this revision, the carrying value of the goodwill related to such reporting unit as of December 31, 2004 was less than the fair value of the reporting unit impaired. The fair value of such reporting unit as of December 31, 2004 was determined on the basis of the methodology so called “Unlevered Discounted Cash Flow”. The comparison of the implied fair value of goodwill with the carrying value of goodwill resulted in the determination of an impairment in value of 9,179. The difference between impairment recognized under Italian GAAP (6,119) and US GAAP (9,179) is attributable to the classification and amortization difference discussed above.
     (m) Under Italian GAAP the Company does not record in the consolidated statement of earnings the compensation expense related to share based compensation plans.
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
     For US GAAP purpose the Company employees share based awards are considered variable under APB Opinion no. 25. Accordingly, the Company is recognizing the intrinsic values (resulting from the excess of the market price of the underlying shares at December 31, 2005 and 2004 over the exercise price) as a compensation cost in the consolidated statement of earnings over the vesting period of the shares and options, as identified in note 20. For US GAAP purposes, in 2005 and 2004 the Company recorded an income of 136 and a cost of 1,140, respectively.

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
     Under current Italian tax legislation, issuance of shares to satisfy share based compensation plans does not result in a deduction for tax purposes and, as such, no deferred taxation impacts have been recognized for US GAAP.
     The Company’s pro forma net earnings for the years ended December 31, 2005 and 2004 had compensation expense, relating to Natuzzi’s share based compensation plan been recorded in accordance with SFAS No. 123 is presented below:

	2005	2004
Net earnings (loss) in conformity with US GAAP, as reported	(6,889)	18,753
Stock-based employee compensation, as reported	(136)	1,140
Stock-based employee compensation expense under fair value	(756)	(1,284)

Pro forma net earnings	(7,781)	18,609

     The average fair value of shares, options and additional options granted during 2004 was approximately euro 7.86 per share, euro 2.05 per option and euro 0.02 per additional option, respectively. The fair value of each share, option and additional option is estimated using a pricing binomial model, that considers the following assumptions or variables:

Expected life and performance related conditions	2 years – 5.3 years

Expected volatility of the underlying share	23%
Expected dividend yield of the underlying share	2%
Risk-free interest rate	2.43% - 3.79%
     The Company’s pro forma earnings per share for the year ended December 31, 2005 and 2004, had compensation expenses relating to Natuzzi’s share based compensation plan, been recorded in accordance with SFAS 123 is presented below:

	As reported	Pro-forma
2005
Basic loss per share	(0.13)	(0.14)

Diluted loss per share	(0.13)	(0.14)

	As reported	Pro-forma
2004
Basic earnings per share	0.34	0.34

Diluted earnings per share	0.34	0.34

     (n) Under Italian GAAP, effective on December 31, 2005, the financial statements of the foreign subsidiaries expressed in a foreign currency (which is deemed to be the functional currency) are translated directly into euro as follows: (i) year-end exchange rate for assets and liabilities, (ii) historical exchange rates for share capital and retained earnings, and (iii) average

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
exchange rates during the year for revenues and expenses. The resulting exchange differences on translation is recorded as a direct adjustment to shareholders’ equity (see note 3).
     Under US GAAP as of December 31, 2005 the Natuzzi’s foreign subsidiaries financial statements have been translated on the basis of the guidance included in SFAS No. 52. Under US GAAP, foreign subsidiaries are considered to be an integral part of Natuzzi due to various factors including significant intercompany transactions, financing, and cash flow indicators. Therefore, the functional currency for these foreign subsidiaries is the functional currency of the parent, namely the euro. As a result all monetary assets and liabilities are remeasured, at the end of each reporting period, using euro and the resulting gain or loss is recognized in the consolidated statements of earnings. For all non monetary assets and liabilities, share capital and retained earnings historical exchange rates are used. The average exchange rates during the year are used for revenues and expenses, except for those revenues and expenses related to assets and liabilities translated at historical exchange rates. The resulting exchange differences on translation are recognized in the statements of earnings.
     At December 31, 2005 the US GAAP difference arises due to the requirement to use the local currency as the functional currency under Italian GAAP as compared to US GAAP, which requires that the functional currency to be determined based on certain indicators which may, or may not result in the local currency being determined to be the functional currency. Consequently, reported in the US GAAP reconciliation is an adjustment to income of 1,684 and to shareholders’ equity of 1,860. In prior years the functional currency of foreign subsidiaries was, for Italian GAAP purposes, deemed to be the parent company’s functional currency (the “Euro”) consistent with US GAAP.
     (o) Under Italian GAAP in 2005 Natuzzi has charged to other income (expense), net one time penalties, amounting to 658, that it expects to negotiate, in 2006, with the landlords of several stores for the termination in 2006 of the related operating lease contracts before the term specified in the lease agreements (see note 24). Under US GAAP, considering the guidance of SFAS No. 146, these penalties should be reversed out of the consolidated statements of earnings for the year ended at December 31, 2005, and should be recognized at the “cease-use date”, that Natuzzi expects to occur sometime during 2006.
     (p) During 2005, 2004 and 2003 the Company under Italian GAAP has recognized impairment loss and write-off of tangible and intangible assets of 2,770, 8,063 and of 4,292, respectively, as part of non operating income. Under US GAAP such impairment charge would be included as part of operating income.
     (q) Under Italian GAAP certain costs paid to resellers are reflected as part of selling expenses. Under US GAAP, in accordance with EITF 01-09, these costs should be recorded as a reduction of net sales. Such expenses include advertising contributions paid to resellers which amounted at December 31, 2005, 2004 and 2003 to 2,311, 3,376 and 3,284, respectively.

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
     (r) During 2004, under Italian GAAP the Company has recognized the gain on disposal of the subsidiary Spagnesi S.p.A. (see also note 1 and 24), amounting to 3,419, as part of non operating income in the caption other income (expense), net. Under US GAAP, the disposal in not considered a “discontinued operation”, and the gain should be recorded as part of operating income.
     (s) Under Italian GAAP, the Company includes its warranty cost as a component of selling expenses in the statement of operations. Under US GAAP, warranty costs would be included as a component of cost of goods sold. For the years ended December 31, 2005, 2004 and 2003 warranty cost amounting to 3,168, 2,995 and 2,655, respectively, would be reclassified from selling expenses to cost of goods sold under US GAAP.
     (t) In 2005 the Company under Italian GAAP has recognized certain export incentive of 2,100 under the caption other income (expense), net (see note 24). Under US GAAP such revenue would be included as part of operating income.
     Comprehensive Income
     The Company has adopted SFAS No. 130, Reporting Comprehensive Income, which established standards for the reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income/(loss) generally encompasses all changes in shareholders’ equity (except those arising from transactions with owners). The Company’s comprehensive income (loss) does not differ from its US GAAP net income (loss).
     Recent US Accounting pronouncements relevant for the Company are as follows:
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
     SFAS No. 153:
     In December 2004, the FASB issued SFAS Statement No. 153, “Exchanges of Nonmonetary Assets”, which eliminates an exception in APB 29 for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. This Statement will be effective for the Company for nonmonetary asset exchanges occurring on or after January 1, 2006. Application of this statement will not have an impact on the consolidated financial statements of the Company.

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
     SFAS No. 123 R:
     In December 2004, the FASB issued SFAS No.123 (revised 2004), “Share-Based Payment”, which is a revision of SFAS No.123, Accounting for Stock-Based Compensation. SFAS No.123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS No.123(R) is similar to the approach described in SFAS No. 123. However, SFAS No.123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The Company intends to adopt the “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No.123(R) for all share-based payments granted or modified after the effective date and (b) based on the requirements of SFAS No.123 for all awards granted to employees prior to the effective date of SFAS No.123(R) that remain unvested on the effective date.
     As permitted by SFAS No.123, the company currently accounts for share-based payments to employees using the APB Opinion No. 25 intrinsic-value method. Accordingly, the adoption of the SFAS No.123(R) fair value method will affect the Company’s results of operations. The Company has not yet determined the impact, if any, that the adoption of SFAS 123 (R) will have on the Company’s consolidated financial statements.
     FASB interpretation No. 47:
     In March 2005, the FASB issued FASB Interpretation (FIN) No. 47 “Accounting for Conditional Asset Retirement Obligations”, which clarifies that a liability (at fair value) must be recognized for asset retirement obligations when it has been incurred if the amount can be reasonably estimated, even if settlement of the liability is conditional on a future event. FIN 47 is effective as of December 31, 2005. The Company currently does not have any assets retirement obligations.
     EITF 04-1:
     In October 2004, the EITF reached a consensus on EITF 04-1, “Accounting for Preexisting relationships between the Parties to a Business Combination”. EITF 04-1 addresses various elements connected to a business combination between two parties that have a pre-existing relationship and the settlement of the pre-existing relationship in conjunction with the business combination. The Company applied the provisions of EITF 04-1 to business combinations consummated.
     SFAS No. 154:
     In May 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections – a Replacement of APB Opinion No. 20 and FASB Statement No. 3”. SFAS 154 requires retrospective application to prior period financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 also redefines “restatement” as the revising of previously issued financial

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
statements to reflect the correction of an error. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.
     EITF 05-06:
     In June 2005 the EITF reached a consensus on EITF 05-6, “Determining the amortization period for leasehold improvements”. The issue is how to determine the amortization period for leasehold improvements acquired subsequent to inception of lease, including leasehold improvement acquired in a business combination. For both cases the Task Force reached the consensus that the leasehold improvements acquired should be amortized over the shorter of the useful life of the assets and the hypothetical lease term. This consensus does not apply to pre-existing improvements and it is effective for reporting periods beginning after June 29, 2005. The Company does not believe that the adoption of EITF 05-6 will have a significant impact on the consolidated financial statements.

SIGNATURES
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATUZZI S.p.A.
(REGISTRANT)

By	/s/ Ernesto Greco

Ernesto Greco Chief Executive Officer
     Date: June 30, 2006

Exhibit Index
1.1	English translation of the by-laws (Statuto) of the Company, as amended and restated as of January 24, 2006.

2.1	Deposit Agreement dated as of May 15, 1993, as amended and restated as of December 31, 2001, among the Company, The Bank of New York, as Depositary, and owners and beneficial owners of ADRs (incorporated by reference to the Form 20-F filed by Natuzzi S.p.A. with the Securities and Exchange Commission on July 1, 2002, file number 1-11854).

8.1	List of Significant Subsidiaries.

12.1	Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Chief Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.