Form 20-F
period 2006-12-31
NATUZZI S P A
filed 2007-07-02
CIK 900391

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended: December 31, 2006
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
Via Iazzitiello 47, 70029 Santeramo, Italy
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of each class	Name of each exchange on which registered

American Depositary Shares Ordinary Shares with a par value of €1.0 each	New York Stock Exchange New York Stock Exchange*
* Not for trading, but only in connection with the registration of the American Depositary Shares
-	Securities registered or to be registered pursuant to Section 12(g) of the Act: None

-	Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

-	Outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2006: 54,738,538 Ordinary Shares
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
In this annual report, references to “€” or “euro” are to the euro and references to “U.S. dollars”, “dollars”, “U.S.$” or “$” are to United States dollars.
Amounts stated in U.S. dollars, unless otherwise indicated, have been translated from the euro amount by converting the euro amounts into U.S. dollars at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) for euros on December 29, 2006 of U.S.$ 1.3197 per euro.
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

	Year Ended At December 31,
	2006	2006	2005	2004	2003	2002
	(millions of
	dollars, except	(millions of euro, except for Ordinary Share)
	per Ordinary
	Share)(1)
Income Statement Data:
Amounts in accordance with Italian GAAP :
Net sales:
Leather- and fabric-upholstered furniture	$871.3	€660.2	€594.8	€665.5	€674.0	€734.7
Other(2)	99.2	75.2	75.1	87.9	95.6	70.4

Total net sales	970.5	735.4	669.9	753.4	769.6	805.1
Cost of sales	(647.4)	(490.5)	(459.4)	(484.5)	(508.8)	(517.4)
Gross profit	323.1	244.9	210.5	268.9	260.8	287.7
Selling expenses	(245.8)	(186.2)	(182.2)	(188.2)	(179.3)	(145.4)
General and administrative expenses	(55.6)	(42.2)	(43.0)	(40.7)	(39.2)	(40.5)
Operating income (loss)	21.7	16.5	(14.7)	40.0	42.3	101.8
Other income (expense), net(3) (4) (5)	3.8	2.8	3.0	(3.9)	3.7	14.5
Earnings (loss) before taxes and minority interests	25.5	19.3	(11.7)	36.1	46.0	116.3
Income taxes	(9.4)	(7.1)	(3.1)	(17.6)	(8.5)	(25.0)
Earnings (loss) before minority interests	16.1	12.2	(14.8)	18.5	37.5	91.3
Minority interest	0.1	0.1	0.2	(0.1)	(0.2)	0.1
Net earnings (loss)	16.2	12.3	(14.6)	18.4	37.3	91.4
Net earnings (loss) per Ordinary Share	0.30	0.23	(0.27)	0.34	0.68	1.67
Amounts in accordance with U.S. GAAP :
Net earnings (loss)	19.1	14.5	(6.9)	18.8	38.0	92.0
Net earnings (loss) per Ordinary Share (basic and diluted)	$0.34	€0.26	€(0.13)	€0.34	€0.70	€1.68
Weighted average number of Ordinary Shares Outstanding	54,733,796	54,733,796	54,681,628	54,681,628	54,681,628	54,681,628
Balance Sheet Data :
Amounts in accordance with Italian GAAP :
Current assets	$537.5	€407.3	€384.5	€389.4	€383.1	€402.6
Total assets	890.4	674.7	664.9	673.2	692.4	674.5
Current liabilities	175.5	133.0	136.2	131.5	125.2	128.7
Long-term debt	3.2	2.4	3.6	5.0	4.2	3.6
Minority interest	0.8	0.6	0.7	0.9	0.9	0.5
Shareholders’ equity	631.9	478.9	473.0	487.9	515.1	495.8
Amounts in accordance with U.S. GAAP :
Shareholders’ equity	$618.1	€468.4	€453.7	€464.5	€452.3	€432.3

1)	Amounts are translated into U.S. dollars by converting the euro amounts into U.S. dollars at the Noon Buying Rate for euros on December 29, 2006 of U.S.$ 1.3197 per euro.

2)	Sales included under “Other” principally consist of sales of polyurethane foam and leather to third parties and sales of living room accessories.

3)
Other income (expense), net is principally affected by gains and losses, as well as interest income and expenses, resulting from measures adopted by the Group in an effort to reduce its exposure to exchange rate risks. See Item 5, “Operating and Financial Review and Prospects — Results of Operations — 2006 Compared to 2005”, Item 11, “Quantitative and Qualitative Disclosures about Market Risk” and Notes 3, 24 and 25 to the Consolidated Financial Statements included in Item 18 of this annual report.

4)
Other income (expense), net, in 2005 was affected by the change in accounting principles for the translation of foreign subsidiaries’ financial statements under Italian GAAP. See Note 3 (d) to the Consolidated Financial Statements. In addition, other income (expense), net, in 2005 was positively affected by revenues for capital grants. See Note 24 to the Consolidated Financial Statements included in Item 18 of this annual report.

5)
Other income (expense), net, in 2006 was negatively affected by the provisions for contingent liabilities. See Note 24 to the Consolidated Financial Statements included in Item 18 of this annual report.

Exchange Rates
Fluctuations in the exchange rates between the euro and the U.S. dollar will affect the U.S. dollar amounts received by owners of American Depositary Shares (“ADSs”) on conversion by the Depositary (as defined below) of dividends paid in euro on the Ordinary Shares represented by the ADSs.
In addition, most of the Group’s costs are denominated in euro, while a substantial portion of its revenues is denominated in currencies other than the euro, including the U.S. dollar in particular. Accordingly, in order to protect the euro value of its foreign currency revenues, the Group engages in transactions designed to reduce its exposure to fluctuations in the exchange rate between the euro and such foreign currencies. See Item 5, “Operating and Financial Review and Prospects — Results of Operations — 2006 Compared to 2005” and Item 11, “Quantitative and Qualitative Disclosures about Market Risk”.
The following table sets forth the Noon Buying Rate for the euro expressed in U.S. dollars per euro.

Year:	Average(1)	At Period End
2002	0.9495	1.0485
2003	1.1411	1.2597
2004	1.2478	1.3538
2005	1.2400	1.1842
2006	1.2661	1.3197

Month ending:	High	Low
29-Dec-06	1.3327	1.3073
31-Jan-07	1.3286	1.2904
28-Feb-07	1.3246	1.2933
30-Mar-07	1.3374	1.3094
30-Apr-07	1.3660	1.3363
31-May-07	1.3616	1.3419

(1)	The average of the Noon Buying Rates for the relevant period, calculated using the average of the Noon Buying Rates on the last business day of each month during the period.
The effective Noon Buying Rate on June 25, 2007 was 1.3450 (Source: Bloomberg).
Risk Factors
Investing in the Company’s ADSs involves certain risks. You should carefully consider each of the following risks and all of the information included in this annual report.
The Group has a recent history of losses; the Group’s future profitability and financial condition depend on its ability to successfully restructure its operations — The Group experienced a 50.7% decrease in earnings in 2004, and net losses totaling €14.6 million in the fiscal year ended December 31, 2005. The Group attributes this downward trend to price competition from low-cost manufacturers, recurring unfavorable currency conditions, and a generally unfavorable economy in Italy and Europe, as well as negative results achieved by some non-performing foreign retail units, particularly in the United Kingdom, specific inefficiencies in the Group’s manufacturing operations and the higher impact of fixed costs resulting from a decrease in net sales in 2004 and 2005. Although the Group reported net earnings of €12.3 million in 2006, primarily due to a reduction in order backlog and notwithstanding a weak business environment, during the first three months of 2007 the Group had net losses of €4.7 million. For more information, see Item 5, “Trend Information and Guidance”. There is no guarantee that the Group will be able to achieve or maintain profitability in the future.
The Group’s future operating and financial performance and business prospects will depend in large part on the successful implementation of the restructuring plan approved by the Group’s Board of Directors on May 18, 2005, after the Group’s first quarter 2005 results showed a continuing negative trend. The restructuring plan aims to recover the Group’s profitability and increase its competitiveness by reducing manufacturing costs in Italy, increasing overall efficiencies and closing non-performing retail units in order to streamline the Company’s cost structure. The Plan is also aimed at regaining the Group’s market share, especially in the medium-high end of the market, by differentiating the Group’s brands from the competition and strengthening its market reputation. If the restructuring plan is not successful, there could be a material adverse effect on the Group’s financial condition, results of operations and business prospects.
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
In 2006, the Group derived 37.2% of its leather- and fabric-upholstered furniture net sales from the United States and the Americas and 55.5% from Europe. A prolonged economic slowdown in the United States and Europe may have a material adverse effect on the Group’s results of operations.
The Group operates principally in a niche area of the furniture market - The Group is a leader in the production of leather-upholstered furniture, with 86.8% of net sales of upholstered furniture in 2006 derived from the sale of leather-upholstered furniture. Leather-upholstered furniture represents a limited, but growing, portion of the market for upholstered furniture. Consumers have the choice of purchasing upholstered furniture in a wide variety of styles and materials, and consumer preferences may change. There can be no assurance that the current market for leather-upholstered furniture will not decrease.
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

Competition has increased significantly in recent years as foreign producers from countries with lower manufacturing costs have begun to play an important role in the upholstered furniture market. Such manufacturers are often able to offer their products at lower prices, which increases price competition in the industry. In particular, manufacturers in China, Eastern Europe and South America have increased competition in the promotional or lower-priced segment of the market.
As a result of the actions and strength of the Group’s competitors and the inherent fragmentation in some markets in which it competes, the Group is continually subject to the risk of losing market share, which may lower its sales and profits. Market competition may also force the Group to reduce prices and margins, thereby reducing its cash flows.
Fluctuations in currency exchange rates may adversely affect the Group’s results — The Group conducts a substantial part of its business outside of the euro zone. A rise in the value of the euro relative to other currencies used in the countries in which the Group operates will reduce the relative value of the revenues from its operations in those countries, and therefore may adversely affect its operating results or financial position, which are reported in euro. In addition to this translation risk, the Group is subject to currency exchange rate risk to the extent that its costs are denominated in currencies other than those in which it earns revenues. In 2006, approximately 47% of the Group’s net sales, but only approximately 40% of its costs, were denominated in currencies other than the euro. The Group is therefore exposed to the risk that fluctuations in currency exchange rates may adversely affect its results. For more information, see Item 11, “Quantitative and Qualitative Disclosures about Market Risk.”
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
The price of the Group’s principal raw material is difficult to predict - Leather is used in approximately 85% of the Group’s upholstered furniture production, and the acquisition of cattle hides represents approximately 35% of total cost of goods sold. The raw hides market’s dynamics are dependent on the consumption of beef, the levels of worldwide slaughtering, worldwide weather conditions and the level of demand in a number of different sectors, including: footwear, leather, automotive, furniture and clothing. The Group’s ability to increase product prices following increases in raw material costs is limited by market forces, and therefore the Group may not be able to maintain its margins during periods of significant increases in raw material costs.
The Group’s past results and operations have significantly benefited from government incentive programs, which may not be available in the future - Historically, the Group derived significant benefits from the Italian Government’s investment incentive programs for under-industrialized regions in Southern Italy, including tax benefits, subsidized loans and capital grants. See Item 4, “Information on the Company –Incentive Programs and Tax Benefits.” In recent years, the Italian Parliament replaced these incentive programs with an investment incentive program for all under-industrialized regions in Italy, which is currently being implemented by the Group through grants and research and development benefits. There are no indications at this time that the Italian Government will implement new initiatives to support companies located in under-industrialized regions in Italy. Therefore, there can be no assurance that the Group will continue to be eligible for such grants, benefits or tax credits for its current or future investments in Italy.

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
The Group has material weaknesses in its internal control over financial reporting — The Group has identified the material weaknesses in its internal control over financial reporting described in Item 15 of this Annual Report and has determined that its internal control over financial reporting was not effective as of December 31, 2006. The Group intends to remediate all such material weaknesses by the time the Group files its Annual Report on form 20-F for the year ending December 31, 2007. There can be no assurance, however, that the Group will effectively remediate all material weaknesses by that time or that additional material weaknesses will not arise in the future. The existence of material weaknesses in internal control over financial reporting may undermine the Group’s ability to ensure reliable financial reporting and result in misstatements in the Group’s financial statements.
Control of the Company — Mr. Pasquale Natuzzi, who founded the Company and is currently Chairman of the Board of Directors, owns 47.5% of the issued and outstanding Ordinary Shares of the Company (52.6% of the Ordinary Shares if the Ordinary Shares owned by members of Mr. Natuzzi’s immediate family (the “Natuzzi Family”) are aggregated). As a result, Mr. Natuzzi controls the Company, including its management and the selection of its Board of Directors. Since December 16, 2003, Mr. Natuzzi has held his entire beneficial ownership of Natuzzi S.p.A. shares (other than 196 ADSs) through INVEST 2003 S.r.l., an Italian holding company (having its registered office at Via Gobetti 8, Taranto, Italy) wholly-owned by Mr. Natuzzi.

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
The Group is the world’s leader in the production of leather-upholstered furniture and has a leading share of the market for leather-upholstered furniture in the United States and Europe (as reported by CSIL, an Italian market research firm, with reference to market information related to the year 2005). In 2000, the Company launched “Italsofa”, a new promotional brand aimed at the lower-priced segment of the upholstery market, while in January 2002, the Company introduced the new logo for the “Natuzzi” brand, which is aimed at identifying the Company’s medium to high -end of the market products. The Group currently designs 100% of its products and manufactures, directly or through third parties, approximately 45% of its products in Italy. Production outside of Italy is mainly for the Italsofa brand. Within Italy, the Group sells its furniture principally through franchised Divani & Divani by Natuzzi furniture stores. As at April 30, 2007, 124 Divani & Divani by Natuzzi stores and 1 Natuzzi Store were located in Italy. Outside of Italy, the Group sells its furniture principally on a wholesale basis to major retailers and, as at April 30, 2007, through 159 Natuzzi and Divani & Divani by Natuzzi stores.
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
Organizational Structure
As at April 30, 2007, the Company’s principal operating subsidiaries were:

	Percentage of
Name	ownership	Registered office	Activity
Italsofa Bahia Ltd	97.99	Bahia, Brazil	(1)
Minuano Nordeste S.A.	100.00	Pojuca, Brazil	(1)
Italsofa Shanghai Ltd	100.00	Shanghai, China	(1)
Softaly Shanghai Ltd	100.00	Shanghai, China	(1)
Italsofa Romania	100.00	Baia Mare, Romania	(1)
Natco S.p.A.	99.99	Bari, Italy	(2)
I.M.P.E. S.p.A.	90.83	Qualiano, Italy	(3)
Nacon S.p.A.	100.00	Bari, Italy	(4)
Lagene S.r.l.	100.00	Bari, Italy	(4)

	Percentage of
Name	ownership	Registered office	Activity
Natuzzi Americas Inc.	100.00	High Point, NC, USA	(4)
Natuzzi Iberica S.A.	100.00	Madrid, Spain	(4)
Natuzzi Switzerland AG	97.00	Kaltbrunn, Switzerland	(4)
Natuzzi Nordic	100.00	Copenaghen, Denmark	(4)
Natuzzi Benelux S.A.	100.00	Geel, Belgium	(4)
Natuzzi Germany Gmbh	100.00	Dusseldorf, Germany	(4)
Natuzzi Sweden AB	100.00	Stockholm, Sweden	(4)
Natuzzi Japan KK	100.00	Tokyo, Japan	(4)
Natuzzi Services Limited	100.00	London, UK	(4)
La Galleria Limited	100.00	London, UK	(7)
Natuzzi Netherlands Holding	100.00	Amsterdam, Holland	(5)
Natuzzi United Kingdom Limited	100.00	London, UK	(7)
Natuzzi Trade Service S.r.l.	100.00	Bari, Italy	(6)
Kingdom of Leather Limited	100.00	London, UK	(7)
Italholding S.r.l.	100.00	Bari, Italy	(5)

(1)	Manufacture and distribution

(2)	Intragroup leather dyeing and finishing

(3)	Production and distribution of polyurethane foam

(4)	Distribution

(5)	Investment holding

(6)	Transportation services

(7)	Dormant
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
Improving efficiency and reducing operating costs - Due to recurring unfavorable currency conditions, pricing pressure especially in the U.S. and general economic conditions that have negatively affected order flows for Natuzzi-branded products, and as part of the Group’s ongoing efforts to become more efficient and competitive, on May 18, 2005, the Group’s Board of Directors approved a new restructuring plan. The plan is aimed at reducing manufacturing costs in Italy, increasing overall efficiencies, recovering profitability through the closing of non-performing retail units and regaining market share especially in the medium-high end of the market, where the Group continues to invest in the Natuzzi brand.

At the time of its inception, the restructuring plan provided for, among other measures, a temporary work force reduction (“Cassa Integrazione Guadagni - CIG”) of 1,320 positions by the end of 2005 in all departments across the Company, in order to reduce manufacturing costs in Italy. However, due to the accumulation of orders during the summer, and in order to provide for the seasonal increase in order flow reported beginning in the second quarter of 2005, in September 2005 the Group decided to call back about 90% of the workers that were temporarily laid off at the Italian factories. In June 2006 the Group obtained an extension of the temporary work force reduction to cover the period June 2006 – June 2008 in order to recover profitability and efficiency, specifically in the Italian plants. The Group has agreed with the Italian Unions that no more than 508 workers will be affected by the temporary work force reduction during the period.
On June 12, 2007, the Group announced that, in light of the still challenging business conditions affecting all major markets and the adverse currency trend that are depressing the order flow, it would reduce temporarily the production working time at its Italian plants (from 8 to 5 hours per shift) for 13 weeks.
Brand Portfolio Strategy: The Group is expanding in all price segments of the leather and non-leather upholstered furniture market. The Group has divided its extensive product range into two different brands, Natuzzi and Italsofa, in an effort to address specific market segments and increase its sales and profitability.
i) The Natuzzi brand offers high -end and high quality products, with detailed designs and customized materials and finishes. It aims to position itself as the brand that helps consumers rediscover the home as a welcoming place, a place of happiness and well-being. The Group wants to establish an “aspirational” image through the style and quality of its products, and the concepts and communications in its stores. The Group wants to maintain a broad target market by bringing consumers around the world product collections filled with beautiful, Italian-style living room design through its stores and galleries.
From the identification of consumer needs and market trends, to the delivery of the living room in the consumer’s home, Natuzzi directly controls 92% of the production and distribution value chain to guarantee ultimate quality at the most competitive prices. All models are designed in the Style Center in Italy and are primarily manufactured in the Group’s Italian factories.
In the last quarter of 2005 and the beginning of 2006, the Group moved some of the production for its most popular Natuzzi-brand models in the United States to its manufacturing facilities outside of Italy in order to increase profitability and avoid raising prices in response to the weak U.S. dollar. This offer includes limited models and covers in leathers and microfibers, but no “Total Look” furnishings.
ii) The Italsofa brand, in the medium segment of the market, aims to position itself as the brand that offers quality products at competitive prices through current and additional wholesale channels. The Brand includes a wide range of sofas and armchairs in leather and microfiber, which are available in different versions. Products are designed in Italy and manufactured at the Group’s factories in China, Brazil and Romania to provide the best possible value in the market.

Competition has increased significantly in recent years as foreign producers from countries with lower manufacturing costs have begun to play an important role in the upholstered furniture market. Such manufacturers are often able to offer their products at lower prices, which increases price competition in the industry. In particular, manufacturers in China, Eastern Europe and South America have increased competition in the lower-priced segment of the market.
In response to the actions and strength of the Group’s competitors and the inherent fragmentation in some markets in which it competes, the Group will continue to focus its efforts on improving product quality, design and reliable customer service.
Geographical expansion - The Group first targeted the United States market in 1983 and subsequently began diversifying its geographic markets, particularly in the highly fragmented European markets (outside of Italy). According to the most recent data available for the year 2005 (source CSIL), the Group leads in the leather-upholstered furniture segment in the United States, with an 8.1% market share, and in Europe, with 4.9%. The Group continues to focus on sales and expand the Natuzzi retail distribution outside its core markets.
Retail program and brand development - The Group has made significant investments to improve its existing distribution network and strengthen its brand, primarily through the establishment of new distribution subsidiaries and an increase in the number of Natuzzi Stores and Natuzzi Galleries worldwide. See “—Markets”. As of April 30, 2007, there were 284 Natuzzi Stores worldwide, including Divani and Divani by Natuzzi stores. The Natuzzi Galleries program was launched in 2002 and the number of galleries worldwide reached 547 as of April 30, 2007. By using the same creative concepts and internal decorations in Natuzzi Stores and Natuzzi Galleries, the Group has created a coherent identity for the Natuzzi brand. The Group plans to open additional Natuzzi Stores and Natuzzi Galleries in strategic geographical locations to strengthen its presence in Italy and abroad and is committed to making the marketing investments necessary to increase brand recognition in these markets.
Product diversification - The Group is the only Italian manufacturing company in the designer furniture and home decoration industry capable of offering consumers carefully developed, coordinated living rooms through its “Total Look” offer. The Total Look offer is conceived in accordance with the latest trends in design, materials and colors, and includes high quality sofas, furnishings and accessories, all of which are developed in -house and presented in harmonic and personalized solutions. The Group has taken a number of steps to broaden its product lines, including the development of new models, such as modular and motion frames, and the introduction of new materials and colors, including exclusive fabrics and microfibers. See “— Products.”
In addition to its microfibers collection, the Group has also launched Alcantara ® Elegance, an exclusive covering produced for the Natuzzi Group by Alcantara S.p.A.. In order to add to its already vast offerings in upholstered furniture, the Group has begun to invest in its furnishings and accessories offerings. In 2006, the Group specifically focused on the wall units that complete the living room environment offering. The Group believes that expanding its Total Look offerings will strengthen its relationships with the world’s leading distribution chains, which are interested in offering branded packages. The Group has invested in Natuzzi Style Center in Santeramo, Italy, to serve as a creative hub for the Group’s design activities.

Manufacturing
As at April 30, 2007, the Group operated 10 production facilities in Italy. Seven of the facilities are engaged in upholstery cutting and sewing and assembly of finished and semi-finished products, and employed, as at April 30, 2007, 2,371 workers 37.8% of whom are not directly involved in production. These seven facilities are located either in, or within a 25-mile radius of Santeramo, where the Group’s headquarters are located. Assembly operations at the Group’s production facilities also include leather cutting and sewing and attaching foam and covering to frames.
These operations retain many characteristics of production by hand and are coordinated at the production facilities through the use of a management information system that identifies by number (by means of a bar-code system) each component of every piece of furniture and facilitates its transit through the different production phases up to the storehouse.
In July 2006, the Company initiated an industrial restructuring program to improve the flow of production logistics and simplify job assignments in order to increase productivity while improving product quality.
Operations at all of the Group’s production facilities are normally conducted Monday through Friday with two eight-hour shifts per day. See “—– ‘Improving efficiency and reducing operating costs’”.
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
The Group produces, directly and by subcontracting, 9 grades of leather in approximately 15 finishes and 118 colors. The hides, after being tanned, are split and shaved to obtain uniform thickness and separated into “top grain” and “split” (top grain leather is used in the manufacture of most Natuzzi-branded leather products, while split leather is used in addition to top grain leather in the manufacture of some Natuzzi-branded products and most Italsofa products). The hides are then colored with dyes and treated with fat liquors to soften and smooth the leather, after which they are dried. Finally, the semi-processed hides are treated to improve the appearance and strength of the leather and to provide the desired finish. The Group also purchases finished hides from third parties.
One of the Group’s production facilities, which is located near Naples and employed 59 workers as at April 30, 2007, is engaged in the production of flexible polyurethane foam and, because the facility’s production capacity is in excess of the Group’s needs, also sells foam to third parties. The foam produced at the Naples facility pursuant to a patented process results in a high-quality material without using any auxiliary blowing agent and is sold under the “Eco-FlexTM” trademark. A material specially designed for mattresses is also produced and sold under the “GreenflexTM” trademark. As a result of intensive R&D activity, the Company has developed a new family of highly resilient materials. The new polymer matrix is safer than others available in the market because of its improved flame resistance, and it is more environmentally-friendly because it can be disposed of without releasing harmful by-products and because the raw materials used to make it cause less harmful environmental impacts during handling and storage.
The Group currently manufactures the Italsofa Collection outside Italy at plants located in Brazil, China and Romania. If orders exceed production capacity at these plants, Italsofa products are also manufactured in the Company subcontractor’s Italian plants.
The Group owns the land and buildings for its principal assembly facilities located in Santeramo, Matera and Altamura, its leather dyeing and finishing facility located near Udine, its foam-production facility located near Naples and its facilities located in Ginosa, Laterza, Brazil, Romania and one of the two plants in China, while the land and buildings of the remaining production facilities are leased from lessors, with whom the Group enjoys long-term relationships. Although the lease terms vary in lengths, Italian law provides that any such lease must have a minimum term of six years. The lease agreements provide for rents that generally increase each year in line with inflation. Management believes that the prospects are good for renewing the agreements on acceptable terms when they expire. The Group owns substantially all the equipment used in its facilities.
Historically, the Group has entrusted some of its production work relating to the assembly of finished products from raw materials and finished parts to subcontractors located within a 20-mile radius of Santeramo (about 11% of Natuzzi’s production during the year ended on December 31, 2006). The Group’s contracts with these subcontractors provide that the Group will supply to each subcontractor product designs, finished leather, pre-cut cushions, wooden frames and other assembly materials. The subcontractors are required to assemble these materials into finished products.
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
The Group purchases hides from slaughterhouses and tanneries located mainly in Italy, Brazil, Germany, Colombia, Ireland, Australia, India, Scandinavian countries, the United States, and Eastern Europe. The hides purchased by the Group are divided into several categories, with hides in the lowest categories being purchased mainly in Brazil, Colombia, and Ukraine; those in the middle categories being purchased mainly in Australia, Uruguay, Italy and the United States and those in the highest categories being purchased in Germany and Scandinavian countries. A significant number of hides in the lowest categories are purchased at the “wet blue” stage — i.e., after tanning — while some hides purchased in the middle and highest categories are unprocessed. The Group has implemented a leather purchasing policy according to which a percentage of leather is purchased at a finished or semi-finished stage. Therefore, the Group has had a smaller inventory of “split leather” to sell to third parties. Approximately 80% of the Group’s hides are purchased from 26 suppliers, with whom the Group enjoys long-term and stable relationships. Hides are generally purchased from the suppliers pursuant to orders given every one to two months specifying the number of hides, the purchase price and the delivery date.

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
During 2006 and the first quarter of 2007, the prices paid by the Group continued increasing, especially in the Brazilian market. Factors influencing the leather price increase included a reduction in red meat consumption, unfavorable exchange rates of the currencies in the markets where we operate and the high demand for hides from the Far East Markets, which reduced the availability of hides for European markets and raised purchase prices for hides. The Group is continuing to research new suppliers and sources of cattle hides in order to minimize the effect of this phenomenon.
The Group also purchases fibers and microfibers for use in coverings. Both kinds of coverings are divided into several price categories: most fabrics are in the highest price categories, while the most inexpensive of the microfibers are in the lowest price categories. Fabrics are purchased exclusively in Italy from 12 suppliers who provide the product at the finished stage. Microfibers are purchased in Italy, South Korea, Taiwan and Japan from four suppliers who provide them at the finished stage. Microfibers purchased from the Group’s Italian supplier are in some cases imported by the supplier at the greige or semi-finished stage and then finished (dyed and bonded) in Italy. All microfibers in the highest price category are purchased from the Group’s Japanese supplier. Fabrics and microfibers are generally purchased from the suppliers pursuant to orders given every week specifying the quantity (in linear meters) and the delivery date. The price is determined before the fiber or microfiber is introduced into the collection.
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
Price performance of fabrics is quite different from that of microfibers. Because fabrics are purchased exclusively in Italy and are composed of natural fibers, their prices are influenced by the cost of labor and the quality of the product. During 2006 and the beginning of 2007, fabric prices were stable due to long-term relationships with suppliers and the large volumes purchased by the Group, despite increases in the cost of raw materials and oil. Microfiber prices have decreased due to the introduction of new suppliers and the renegotiation of prices with current suppliers. The price of microfibers is mainly influenced by the international availability of high-quality products and raw materials at low costs, especially from Asian markets.

The Group obtains the chemicals required for the production of polyurethane foam from major chemical companies located in Europe (including Germany, Italy and the United Kingdom) and the polyester fiber filling for its polyester fiber-filled cushions from several suppliers located mainly in Korea, China and Taiwan. The chemical components of polyurethane foam are petroleum-based commodities, and the prices for such components are therefore subject to, among other things, fluctuations in the price of crude oil. The Group obtains wood and wood products for its wooden frames from suppliers in Italy and Eastern Europe. Through its plants located in Romania, the Group has begun engaging directly in the cutting and transformation of wood from Romanian forests.
With regard to the Group’s collection of home furnishing accessories (tables, lamps, carpets, home accessories in different materials), most of the suppliers are located in Italy and other European countries, while some hand-made products (such as carpets) are made in India.
“Supply-chain Management”
Procurement Policies and Operations integration. In order to improve customer service and reduce industrial costs, the Company defined a new policy for handling suppliers and supply logistics in January 2006. All of the sub-departments working in the Logistics Direction department have been reorganized to maximize efficiency throughout the supply-chain. Logistics Direction now coordinates periodic meetings amongst all of its working groups in order to identify areas of concern that arise in the supply-chain, and identify solutions that will be acceptable to all groups. Logistics Direction is responsible for strictly monitoring the proposed solutions in order to ensure their effectiveness. Additionally, in order to improve access to supply-chain information throughout the Group, the Logistics Direction department, with the support of the Information Systems department, has created a new portal that allows the Logistics direction and other departments (such as Customer Service and Sales) to monitor the movement of goods through the supply-chain.
Production planning (order management, production, procurement). The Group’s commitment to reorganizing procurement logistics has led to:
1) a reduction of the production planning cycle from four to three weeks, enabling a swifter response to customer orders;
2) a 40% reduction in the size of the Group’s inventory of raw materials and/or components, particularly those pertaining to coverings. This reduction has contributed to the Group’s decrease in costs of goods sold. This positive impact was made possible by both the development of software that allows more detailed production programming and broader access by suppliers themselves, and a more general reorganization of supplier relationships. Suppliers are now able to provide assembly lines with requested components within four hours. As a consequence of these improvements, the Group has reduced the amount of storage space used for semi-products by 80%;
3) the planning and partial completion of the industrial reorganization of the local production center.

The Group plans procurements of raw material and components:
i) “on demand” for those codes (identification numbers for components) that require a shorter lead time for order completion than the standard production planning cycle for customers orders.
This system allows the Group to handle a higher number of product combinations (in terms of models, versions and coverings) for customers all over the world, while maintaining a high level of service and minimizing inventory size. Procuring raw materials and components “on demand” sets the risk of obsolescence at zero.
ii) “upon forecast” for all those codes requiring a long lead time for the order completion.
Since April 2006, the Group has been utilizing a new forecast methodology, developed in cooperation with a consulting firm. The current system balances the Group’s desire to maintain low inventory levels against the Sales Department’s needs for flexibility in filling orders, all the while maintaining high customer satisfaction levels.
Special production programs, requiring lead time shorter than three weeks, are only available to a restricted group of customers, for a limited group of collections and product combinations.
Lead times can be longer than those mentioned above when a high number of unexpected orders is received.
Delivery times vary depending on the place of discharge (transport lead times vary widely depending on the distance between the final destination and the production plant).
All planning activities (finished goods load optimization, customer order acknowledgement, production and suppliers’ planning) are synchronized in order to guarantee that during the production process, the correct materials are located in the right place at the right time, thereby achieving a maximum level of service while minimizing handling and transportation costs.
Load optimization. With the aim of decreasing costs and safeguarding product quality, the Group attains optimum load levels for shipping by using a software developed through a research partnership with the University of Bari and the University of Copenhagen, completed in June, 2006.
This software manages customers’ orders to be shipped by sea with the goal of maximizing the number of orders shipped in full containers. If a customer’s order does not make optimal use of container space, revisions to the order quantities are suggested. This activity, which was previously a prerogative of Headquarters, has been almost completely transferred to High Point.
As far as the load composition by truck is concerned, the Group is currently planning a software development project designed to minimize total transport costs by taking into account volume and route optimization for customers’ orders in defined areas.

Transportation. The Group delivers goods to customers by common carriers. Those goods destined for the Americas and other markets outside Europe are transported by sea in 40’ high cube containers, while those produced for the European market are generally delivered by truck and, in some cases, by railway. In 2006, the Group shipped 13,611 containers (40’hc) to overseas countries and approximately 9,573 full load mega-trailer trucks to European destinations.
In order to guarantee the best price and quality of transportation services, the Group deals directly with shipping companies and logistic operators without working through intermediaries.
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
Products
The Group is committed to the conception, prototyping, production and commercialization of a wide range of upholstered furniture in both leather and fabric in three different styles that reflect the different tastes and lifestyles of the consumer: Casual, Urban and Vintage.
The classification into three stylistic concepts, each of them characterized by particular colors, ambiance and emotions, allows the Group to establish an immediate connection with different targets consumers.
The wide range of offerings, even within a single style, enables the Company to reach different market segments, maintain awareness of its consumers’ needs and keep pace with market trends.
The new models are the result of a constant flow of information that stems from the market, whose needs are analyzed, filtered and translated by the product managers into a brief, including specific styles, functions and price points. This brief is then passed to the design team, which works with the prototyping department to swiftly meet the market demand. The development process also takes into account specific requirements from key customers (mass dealers), who express their needs for changes to the existing product offerings, in accordance with their market analyses.
The need for brand consolidation has given rise to the need for cooperation with external sources for the creation of new models. The Company takes advantage of synergies with studios, which have developed new ideas, particularly in the high-end collection.
The Group’s product range falls within five broad categories of furniture: stationary furniture (sofas, loveseats and armchairs); sectional furniture; motion furniture; sofa beds and occasional chairs (including recliners and body massage chairs). The Group offers its products in 382 different models1, 9 leather grades in 15 leather finishes and 118 colors; 6 fabric grades in 45 fabric finishes and 205 colors, together with 4 different accent articles (pillows, pouf, armchairs matching particular models of sofas and ottomans) in 14 colors. Each of the Group’s models is generally offered in various forms (e.g., sofa, loveseat, armchair, ottoman, sectional components, motion mechanism and body massage chairs).

[1]	Last update December 2006

The Group’s products are divided into two Brands, the Natuzzi brands, that is divided into two collections, and the Italsofa brand.
The Pasquale Natuzzi Collection represents the high-end segment of the Natuzzi brand. It is characterized by a clear elegance achieved through materials and stylistic details that bring out the uniqueness of each creation.
The Natuzzi Retail Collection represents the medium-high end segment, which better expresses the Casual, Vintage and Urban styles. The wide offering (212 different models), the compositions’ versatility and the coverings’ personalization are the strengths of this collection.
The Italsofa brand represents the medium-low segment. There are currently 102 models in this collection. Based on the results of this collection, the Group offers different coverings for Italsofa products in different markets. For the Americas and the Asia Pacific market, leather coverings are offered in 4 grades, 15 finishes and 85 colors, and microfiber coverings are offered in 2 grades, 2 finishes and 25 colors. By contrast, in EMEA (Europe, Middle East and Africa), leather coverings are offered in 4 grades, 12 finishes and 73 colours and microfiber coverings are offered in 3 grades, 3 finishes and 33 colours.
The strong customer-oriented approach stems from the aspiration to offer more than just a product. Beyond the offer of upholstered furniture, the Group is committed to expanding into other areas by introducing new tables, lamps, carpets and wall units. The sales of “Furnishing and Accessories” are continuously increasing.
Markets
The Group markets its products internationally as well as in Italy. Outside Italy, the Group sells its leather furniture principally on a wholesale basis to major retailers and furniture stores. In 1990, the Group began selling its leather-upholstered products in Italy and abroad through franchised Divani & Divani by Natuzzi and Natuzzi furniture stores. Since 2001, the Group has also sold its furniture through directly owned Divani & Divani by Natuzzi and Natuzzi Stores.
In 2006, the Group derived 37.2% of its leather- and fabric-upholstered furniture net sales from the United States and the Americas, 55.5% from Europe and 7.3% from the rest of the world (mainly Australia and Japan). See “— Strategy.”
The following tables show the leather- and fabric-upholstered furniture net sales and unit sales (in seats) of the Group broken down by geographic market for each of the years indicated:

Leather- and Fabric -Upholstered Furniture Net Sales (millions of euro)

	2006		2005		2004
U.S. and the Americas(1)	245.4	37.2%	241.7	40.6%	279.4	42.0%
Europe	366.6	55.5%	313.2	52.7%	340.1	51.1%
Rest of the World	48.3	7.3%	39.9	6.7%	46.0	6.9%

Total	660.3	100.0%	594.8	100.0%	665.5	100.0%

(1)	Outside the United States, the Group also sells its products to customers in Canada and Central and South America (collectively, the “Americas”).
Leather- and Fabric -Upholstered Furniture Net Sales (in seats) (2)

	2006		2005		2004
U.S. and the Americas(1)	1,364,873	45.2%	1,386,329	49.3%	1,564,901	51.0%
Europe	1,449,696	48.1%	1,262,887	44.9%	1,319,740	43.0%
Rest of the World	202,133	6.7%	162,523	5.8%	186,330	6.0%

Total	3,016,702	100.0%	2,811,739	100.0%	3,070,971	100.0%

(1)	Outside the United States, the Group also sells its products to customers in Canada and Central and South America (collectively, the “Americas”).

(2)	Includes seats produced at Group-owned facilities and by subcontractors. Seats are a unit measurement. A sofa consists of three seats; an armchair of one.
1 United States and the Americas. In 2006, net sales of leather- and fabric-upholstered furniture in the United States and the Americas increased 1.5% to €245.4 million, compared to €241.7 million in 2005, and the number of seats sold decreased 1.5% to 1,364,873, compared to 1,386,329 in 2005.
The Group’s sales in the United States and the Americas are handled by Natuzzi Americas, the Group’s distribution subsidiary for North and Latin America, which maintains offices in High Point, North Carolina, the heart of the most important furniture manufacturing and distributing region in the United States. The staff at High Point provides customer service, marketing and logistics, handles finance and collections, and generally acts as the customers’ contact for the Group. As at April 30, 2007, the High Point operation had 64 employees.
Natuzzi Americas has 49 independent sales representatives and sub-representatives in the United States and the Americas. They are regionally supervised by sales and brand development managers.
The Group’s principal customers are major retailers. The Group advertises its products to retailers and, recently, to consumers in the United States and the Americas directly and through the use of various marketing tools. The Group also relies on its network of sales representatives and on the furniture fairs held at High Point each Spring and Fall to promote its products.

2 Europe
2.1 Europe (excluding Italy). During 2006, the Company’s investments in opening stores and galleries throughout Europe started to pay off and net sales of leather and fabric-upholstered furniture increased by 15.6% to €284.6 million, compared to €246.1 million in 2005, and seats sold also increased by 14.3 % to 1,161,302 from 1,015,683.
The Group also promotes its products in Europe through six subsidiaries in Belgium, Denmark, Germany, United Kingdom, Switzerland and Spain, as well as through a network of sales agents. The Group also participates in furniture fairs in the most important markets. As at December 31, 2006, the Group had 9 sales agents and sub-agents in Europe/Middle East. These sales agents are paid on a commission basis.
Outside Italy, the Company uses franchised or directly owned stores to penetrate markets and implement brand strategies. As of April 30, 2007, 72 franchised single-brand stores were operating in Europe (outside Italy): 28 under the Divani & Divani by Natuzzi name (13 in Greece, 15 in Portugal) and the remainder under the Natuzzi name (20 in France, 1 in Germany, 2 in Malta, 2 in Cyprus, 1 Iceland, 1 in Latvia, 1 in Finland, 2 in Slovenia, 2 in Croatia, 1 in Bosnia-Herzegovina, 2 in Hungary, 1 in Belgium, 3 in Russia, 1 in Serbia-Montenegro, 3 in Czech Republic and 1 in Poland ). As of April 30, 2007, there were 41 directly owned stores in Europe (outside Italy): 6 in Switzerland, 26 in Spain, 5 in United Kingdom, 3 in Denmark and 1 in Sweden under the Natuzzi name. Included in the 5 Natuzzi Stores located in United Kingdom, the Group operated 3 concessions (store-in-store): 1 inside Selfridges Department Store in London and 2 inside House Of Fraser Department Store (1 in Birmingham and the other in Glasgow).
During 2005, the Group worked toward the conclusion of three important projects: the opening of its first stores in Moscow (Russia), in St. Petersburg (Russia) and in Warsaw (Poland). These stores were opened in the first months of year 2006. In Eastern Europe there are total of 14 stores operating under the Natuzzi name.
In February of 2006, the Group started liquidating Natuzzi’s subsidiaries in the United Kingdom. The Group intends to retain three of the original group of stores (see note 1 to the consolidated financial statement). This decision was driven both by the desire to more precisely position the Natuzzi brand in the medium to high-end of the UK market, as well as by the negative performance of most of these stores.
As of April 30, 2007, there were 314 Natuzzi Galleries in Europe (outside Italy), 22 of which are located in Eastern Europe: 2 in Slovenia, 5 in Russia, 1 in Slovakia, 7 in Poland, 2 in Czech Republic, 1 in Hungary, 1 in Macedonia, 1 in Moldova and 2 in Ukraine. Seven of these new galleries were opened in emerging markets like Macedonia, Moldova, Ukraine, Hungary and the Czech Republic, where two galleries operate alongside three stores.
2.2 Italy. In 2006, sales of leather- and fabric-upholstered furniture in Italy increased by 22.2% to €81.9 million, compared to €67.0 million in 2005, and seats sold also increased by 16.7% to 288,394, as compared to 247,203 in 2005.
Since 1990, the Group has sold its upholstered products within Italy principally through franchised Divani & Divani furniture stores (now Divani & Divani by Natuzzi). As of April 30, 2007, 124 Divani & Divani by Natuzzi stores and 1 Natuzzi Store were located in Italy, 24 of which were directly owned.

On April 5, 2006 the Group opened a store in the center of Milan’s main shopping and commercial area.
3 Rest of the World
3.1 Asia-Pacific. In 2006, overall sales in the Asia-Pacific market increased slightly by 21.1% to €48.3 million, compared to €39.9 million in 2005. In 2006, sales in Australia were €18.3 million (up 10.9% from €16.5 million in 2005), and sales in Japan were €5.0 million (up 19.0% compared to €4.2 million in 2005). This increase was mainly thanks to our decision to directly manage our operations through the establishment of a local operating subsidiary.
In addition to the operating subsidiary in Japan, the Group manages its Asia-Pacific sales through a commercial office placed within its operating subsidiary, Italsofa Shanghai Ltd, and three agencies located in Australia, Korea and New Zealand.
As of April 30, 2007, 35 franchised single-brand stores were operating in the Asia Pacific market: 18 in Australia, 13 in China, 1 in Singapore and 3 in New Zealand. The 18 stores in Australia operate along with 29 galleries in David Jones Department Stores.
3.2 Middle East. 2006 has been an important year for the development of the Natuzzi brand strategy in this region. We opened one store in Herzelia (Israel), and the first store in Istanbul (Etiler Area), while two galleries have been opened: one in Kuwait and one in Amman (Jordan). As of April 30, 2007, there were a total of 7 stores: 1 in Lebanon, 1 in Turkey, 2 in the United Arab Emirates, 1 in Saudi Arabia and 2 in Israel. There are also a total of 7 galleries: 1 in Bahrain, 1 in Kuwait, 1 in the United Arab Emirates, 1 in Jordan and 3 in Saudi Arabia.
Customer Credit Management - The Group maintains an active credit management program. The Group evaluates the creditworthiness of its customers on a case-by-case basis according to each customer’s credit history and information available to the Group. Throughout the world, the Group utilizes “open terms” in 83% of its sales and obtains credit insurance for almost 70% of this amount; 13.8% of the Group’s remaining sales are commonly made to customers on a “cash against documents” and “cash on delivery” basis; and lastly, 3.2% of the Group’s sales are supported by a “letter of credit” or “payment in advance”.

Advertising — The Group uses the Natuzzi brand for its medium- to higher-priced product line. Natuzzi’s Communication System was developed to regulate all methods used in each market to advertise the brand name, and operates transversally on different levels: the “brand-building level” establishes the brand’s philosophy, while the “traffic-building level” aims to attract consumers to points of sale using various kinds of initiatives, such as presentations of new collections, new store openings and promotional activities.
Advertising in the galleries is carried out with the help of the “Retail Advertising Kit”, a collection of templates that enable advertising of the Natuzzi brand in conjunction with the retailer’s brand.
Incentive Programs and Tax Benefits
Historically, the Group derived benefits from the Italian Government’s investment incentive program for under-industrialized regions in Southern Italy, which includes the area that serves as the center of the Group’s operations. The investment incentive program provided tax benefits, capital grants and subsidized loans. In particular, a substantial portion of the Group’s earnings before taxes and minority interest from 1994 to 2003 was derived from companies entitled to some extent to such tax exemptions. All tax exemptions expired between 1996 and 2003. The last tax exemption was related to the subsidiary “Style & Comfort S.r.l.” and expired on December 27, 2003.
In December 1996, the Company and the “Contract Planning Service” of the Italian Ministry of the Industrial Activities signed a “Program Agreement” with respect to the “Natuzzi 2000 project”. In connection with this project, Natuzzi Group prepared a multi-faceted program of industrial investments for the increase of the production capacity of leather and fabric upholstered furniture in the area close to its headquarters in Italy. According to this “Program Agreement”, Natuzzi should have realized investments for €295.2 million and at the same time the Italian government should have contributed in the form of capital grants for €145.5 million. During 2003 Natuzzi revised its growth and production strategy due to the strong competition of products realized by competitors in countries like China and Brazil. Therefore, as a consequence of this change in the economic environment in 2003 Natuzzi requested to the Italian Ministry of the Industrial Activities the revision of the original “Program Agreement” as follows: reduction of the investment to be realized from €295.2 million to €69.8 million, and reduction of the related capital grants from €145.5 million to €35.6 million. During April 2005 the Company received from the Italian Government the final approval of the “Program Agreement” confirming these revisions. Natuzzi received under the aforementioned project capital grants for €24.2 million. A committee has been appointed by the Ministry of Industrial Activities to prepare the final technical report for the disbursement of the remaining capital grants of approximately €11.4 million.
On April 27, 2004, the Technical-Scientific Committee of the Italian Education, University and Research Ministry approved a four-year research project presented by the Company in February 2002 related to improvement and development in leather manufacturing and processing. The Committee has approved a maximum capital grant of €2.4 million and a 10-year subsidized loan for a maximum amount of €3.7 million at a subsidized interest rate of 0.5% to be used in connection with industrial research expenses and prototype developments (as published on August 20, 2004, in the Italian Official Gazette (Gazzetta Ufficiale della Repubblica Italiana) n° 195). Industrial research and prototype developments planned as part of the project are already underway thanks to the collaborative efforts of specialized in-house personnel and university researchers from the University of Lecce and the Polytechnic University of Bari. In February 2007, the Company provided the above mentioned Committee with the complete list of the expenses to be acknowledged under such project that have been incurred between August 19, 2002 through December 31, 2003, amounting to €1.0 million. Recently, the Company sent the list of all the costs incurred in 2004 and 2005, amounting to €1.1 million and €1.7 million respectively, to be acknowledged under the same project. Currently, the Company is working on detailing all the expenses incurred in 2006.
In 2006, Natuzzi entered into an agreement with the Italian Ministry for the incentive program denominated “Integrated Package of Benefits — Innovation of the working national program ‘Developing Local Entrepreneurs’” for the creation of a centralized information system in Santeramo in Colle that will be utilized by all Natuzzi points-of-sale around the world. This agreement acknowledges costs of €7.2 million and €1.9 million for the development and industrialization program, respectively.
On March 20, 2006, the Italian Industrial Ministry issued a concession decree providing for a provisional grant of €2.8 million and a loan of €4.3 million, to be repaid at a rate of 0.7% over 10 years. On December 29, 2006, the Company provided the Italian Industrial Ministry with the complete list of the expenses related to feasibility study, industrial research expenses and prototype developments that have been incurred during the period from July 1, 2005 through December 31, 2006, totaling €4.1 million.
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
Trademarks and Patents
The Group’s products are sold under the “Natuzzi” and “Italsofa” names. These names and certain other trademarks, such as “Divani & Divani by Natuzzi”, have been registered as such in Italy, in the European Union, in the United States and elsewhere. In order to protect its investments in new product development, the Group has also undertaken a practice of registering certain new designs in most of the countries in which such designs are sold. The Group currently has more than 1,500 design patents and patents pending. Applications are made with respect to new product introductions that the Group believes will enjoy commercial success and have a high likelihood of being copied.

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
Environmental Regulatory Compliance
The Group operates its own tannery in the province of Udine and another facility for foam production in Naples. The activities of these two facilities are subject to both Italian and European laws and regulations. The Company operates in these and other facilities in compliance with all applicable laws and regulations.
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

Description of Properties
The location, approximate size and function of the principal physical properties used by the Group as at April 30, 2007 are set forth below:

	Size
	(approximate
	square
Location	meters)	Function
Santeramo in Colle (BA) – Italy	29,000	Headquarters, prototyping, manufacturing of wooden frames, leather cutting, sewing and product assembly, showroom (Owned)
Santeramo in Colle, Iesce (BA) – Italy	27,500	Sewing and product assembly (Owned)
Matera la martella – Italy	38,000	Fabric cutting, general warehouse of sofas and accessory furnishing (Owned)
Matera Iesce – Italy	12,500	Leather cutting, sewing and product assembly (Owned)
Altamura (BA) via dell’Avena – Italy	5,800	Leather cutting, sewing (Owned)
Altamura (BA) via Graviscella – Italy	8,500	Product assembly (Owned)
Altamura (BA) c.da Fornello– Italy	7,000	Warehouse (Owned)
Altamura (BA) via della Paglia – Italy	3,300	Training school, warehouse (Owned)
Altamura (BA) NDS – Italy	3,700	Accessory Furnishings warehouse (Owned)
Ginosa (TA) – Italy	14,500	Sewing and product assembly (Owned)
Laterza (TA) – Italy	10,000	Leather cutting (Owned)
Laterza (TA) – Italy	13,000	Fabric and lining cutting, leather warehouse (Owned)
Laterza (TA) – Italy	20,000	Accessory Furnishing Packaging and Warehouse (Owned)
Qualiano (NA) – Italy	12,000	Polyurethane foam production (Owned)
Pozzuolo del Friuli (UD) – Italy	20,000	Leather dyeing and finishing (Owned)
Montebello (VI) – Italy	5,500	Leather warehouse (Leased)
High Point — North Carolina - U.S.A.	10,000	Office and showroom for Natuzzi Americas (Owned)
Baia Mare – Romania	70,200	Leather cutting, sewing and product assembly, manufacturing of wooden frames, polyurethane foam shaping, fiberfill production and wood and wooden product manufacturing (Owned)
Shanghai – China	43,500	Leather cutting, sewing and product assembly, manufacturing of wooden frames, polyurethane foam shaping, fiberfill production (Owned)
Shanghai (Fengpu) – China	14,000	Leather and fabric cutting, leather and fabric warehouse (Leased)
Salvador de Bahia (Bahia) – Brazil	28,000	Leather cutting, sewing and product assembly, manufacturing of wooden frames, polyurethane foam shaping, fiberfill production (Owned)
Pojuca (Bahia) – Brazil	30,000	Leather cutting, sewing and product assembly, manufacturing of wooden frames, wooden feet, polyurethane foam shaping, fiberfill production (Owned)
The Group believes that its production facilities are suitable for its production needs and are well maintained. The Group’s production facilities are operated utilizing close to 100% of their production capacity. Operations at all of the Group’s production facilities are normally conducted Monday through Friday with two eight-hour shifts per day. In 2006, the Group continued to utilize subcontractors to meet demand. However, in light of the challenging business conditions affecting all major markets and the adverse currency trend that are depressing the order flow, the Company will reduce temporarily the production working time at its Italian plants (from 8 to 5 hours per shift) for 13 weeks, starting from June 13, 2007.
The Group also directly manages 63 stores (24 of which are located in Italy) and 3 Natuzzi concessions in the United Kingdom (within House Of Fraser and Selfridges department stores).

Capital Expenditures
The following table sets forth the Group’s capital expenditures for each year in the three-year period ended December 31, 2006:

	Year ending December 31,
	(millions of Euro)
	2006	2005	2004
Land and plants	2.4	3.4	9.5
Equipment	7.0	10.1	17.7
Other assets	10.5	11.6	27.2

Total	19.9	25.1	54.4
Capital expenditures during the last three years were primarily made in the areas of construction, as well as improvements to property, plant and equipment and expansion of the Company’s retail network. In 2006, capital expenditures were primarily made to open new Natuzzi Stores and Natuzzi Galleries, as well as to make improvements at the Group’s existing facilities (those located in Bahia Mare, Romania, and other facilities located in and around Santeramo in Colle, Italy) in order to increase productivity and production capacity. The Group expects that capital expenditures in 2007, to be financed with cash flow from operations, will be approximately €20 million mainly directed to improvements of existing plants as well as to opening new Natuzzi Stores and Natuzzi Galleries.
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
Critical Accounting Policies
Use of Estimates - The significant accounting policies used by the Group to prepare its financial statements are described in Note 3 to the Consolidated Financial Statements included in Item 18 of this annual report. The application of these policies requires management to make estimates, judgments and assumptions that are subjective and complex, and which affect the reported amounts of assets and liabilities as of any reporting date and the reported amounts of revenues and expenses during any reporting period. The Group’s financial presentation could be materially different if different estimates, judgments or assumptions were used. The following discussion addresses the estimates, judgments and assumptions that the Group considers most material based on the degree of uncertainty and the likelihood of a material impact if a different estimate, judgement or assumption were used.

Recoverability of Long-lived Assets — The Group periodically reviews the carrying values of the long-lived assets held for use and the carrying values of assets to be disposed of, including goodwill and other intangible assets, when events and circumstances warrant such a review. If the carrying value of a long-lived asset is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its estimated recovery value, in relation to its use or realization, as determined by reference to the most recent corporate plans. Management believes that the estimates of these recovery values are reasonable; however, changes in estimates of such recovery values could affect the relevant valuations. The analysis of each long-lived asset is unique and requires that management use estimates and assumptions that are deemed prudent and reasonable for a particular set of circumstances.
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
Allowance for Doubtful Accounts - The Group makes estimates and judgments in relation to the collectibility of its accounts receivable and maintains an allowance for doubtful accounts based on losses it may experience as a result of failure by its customers to pay amounts owed. The Group estimates these losses using consistent methods that take into consideration, in particular, insurance coverage in place, the creditworthiness of its customers and general economic conditions. Changes to assumptions relating to these estimates could affect actual results. The reader should be cautioned that actual results may differ significantly from the Group’s estimates if factors such as general economic conditions and the creditworthiness of its customers are different from the Group’s assumptions.
Revenue Recognition - Under Italian GAAP, the Group recognizes sales revenue, and accrues costs associated with the sales revenue, at the time products are shipped from its manufacturing facilities located in Italy and abroad. A significant part of the products are shipped from factories directly to customers under sales terms such that ownership, and thus risk, is transferred to the customer when the customer takes possession of the goods. These sales terms are referred to as “delivered duty paid”, “delivered duty unpaid”, “delivered ex quay” and “delivered at customer factory”. Delivery to the customer generally occurs within one to six weeks from the time of shipment. The Group’s revenue recognition under Italian GAAP is at variance with U.S. GAAP. For a discussion of revenue recognition under U.S. GAAP, see Note 27(c) to the Consolidated Financial Statements included in Item 18 of this annual report.

Results of Operations
Summary — In 2006, the Natuzzi Group reported strong net sales and net earnings, as well as strong cash flow from operations, in spite of a weak market environment, very aggressive pricing competition and unfavourable exchange rates. In 2006, the Natuzzi Group continued to invest in the repositioning of the Natuzzi brand and the reorganization of sales activities, as well as to focus on the ongoing restructuring of its operations, in order to regain competitiveness and ensure long-term profitability. Net sales increased 9.8% from € 669.9 million in 2005 to € 735.4 million in 2006. Seats sold increased, by 7.3%, due to the strong performance both in Europe (+14.8%) and in the geographic territory that we refer to as the “Rest of the World” (+24.4%), which was partially offset by the negative performance suffered in the Americas (-1.5%). Italsofa, the Group’s lower-priced brand, continued to represent a growing percentage of the Group’s total seats sold, increasing to 50.0% of total seats sold in 2006, as compared to 48.4% in 2005.
For the year 2006 the Group reported net earnings of €12.3 million, whereas, for the prior year, it reported a net loss of € 14.6 million. On a per Ordinary Share, or per-ADS basis, net income for 2006 totaled € 0.23, up from a loss per share of € 0.27 reported for 2005. The following table sets forth certain income statement data expressed as a percentage of net sales for the years indicated:

	Year Ended December 31,
	2006	2005	2004
Net sales	100.0%	100.0%	100.0%
Cost of sales	66.7	68.6	64.3
Gross profit	33.3	31.4	35.7
Selling expenses	25.3	27.2	25.0
General and administrative expenses	5.7	6.4	5.4
Operating income (loss)	2.3	(2.2)	5.3
Other income (expense), net	0.4	0.4	(0.5)
Income taxes	1.0	0.4	2.4
Net earnings (loss)	1.7	(2.2)	2.4
See Item 4, “Information on the Company — Markets”, for tables setting forth the Group’s net leather- and fabric-upholstered furniture sales and seats sales, which are broken down by geographic market, for the years ended December 31, 2004 through 2006.
2006 Compared to 2005 — Net sales for 2006, including sales of leather- and fabric-upholstered furniture and other sales (principally sales of polyurethane foam and leather sold to third parties as well as of accessories), increased 9.8% to €735.4 million, as compared to €669.9 million in 2005.
Net sales for 2006 of leather- and fabric-upholstered furniture increased 11.0% to €660.2 million, as compared to €594.8 million in 2005. The 11.0% increase was due to a 7.3% increase in seats sold, and to a 4.2% change in the mix of products and product prices, partially off-set by a 0.5% decrease stemming from the appreciation of the Euro against the U.S. dollar. Net sales of Natuzzi-branded furniture accounted for 63.0% of our total net sales in 2006, and net sales of Italsofa products accounted for 37.0% of our total net sales for 2006. Net sales for 2006 of Natuzzi-branded furniture increased 5.4% in 2006, while net sales of Italsofa-branded furniture increased 22.1%, in each case as compared to 2005.
Net sales for 2006 of leather upholstered furniture increased 14.9% to €573.1 million, as compared to €498.9 million in 2005, and net sales for 2006 of fabric upholstered furniture decreased 9.1% to €87.2 million, as compared to €95.9 million in 2005.

In the Americas, net sales for 2006 of upholstered furniture increased slightly by 1.5% to €245.4 million, as compared to €241.7 million in 2005, and seats sold decreased slightly by 1.5% to 1,364,873, as compared to 1,386,329 in 2005. Net sales of the lower-priced Italsofa-branded furniture increased 9.6% compared to 2005, while net sales of the higher-priced Natuzzi-branded furniture decreased 3.3%. In Europe, net sales for 2006 of upholstered furniture increased 17.0% to €366.6 million, as compared to €313.2 million in 2005, due to a 9.3% increase in net sales of Natuzzi-branded furniture and 34.0% growth in net sales of Italsofa-branded furniture. In the Rest of the World, net sales for 2006 of upholstered furniture increased 21.1% to €48.3 million, as compared to €39.9 million in 2005, due to an increase in net sales of Natuzzi-branded furniture by 21.6%, and an increase in net sales of Italsofa-branded furniture by 19.3%.
Net sales for 2006 of Natuzzi-branded furniture increased 5.4% to €416.2 million, as compared to €394.9 million in 2005. During the same period, net sales of the lower-priced Italsofa furniture increased 22.1% to €244.1 million, as compared to €199.9 million in 2005. The continued growth of Italsofa was due to consumer price sensitivity resulting from sluggish economic conditions worldwide and the Group’s ability to offer Italsofa products at attractive prices. The Group currently believes that the impact on our sales mix resulting from the growing percentage of sales represented by lower-priced Italsofa furniture, relative to the higher-priced Natuzzi brand furniture, will be counterbalanced in the medium to long-term (three to five years) by increased penetration of the Natuzzi brand in the medium/high end of the upholstery market as a result of recently adopted marketing initiatives. However, we can give no assurance that we will achieve our objectives, since our expectations are subject to inherent risks and uncertainties. See “Item 3 - Forward Looking Information”.
Total net sales of Divani & Divani by Natuzzi and Natuzzi Stores increased 21.8% in 2006 to €138.7 million, as compared to €113.9 million in 2005.
In 2006, total seats sold increased 7.3% to 3,016,702 from 2,811,739 sold in 2005. Negative performance was recorded only in the Americas (down 1.5% to 1,364,872 seats) while positive results were achieved in the Rest of the World (up 24.4% to 202,133 seats) and in Europe (up 14.8% to 1,449,697 seats).
Having already noted that in 2006 seats sold of the medium/low -priced Italsofa brand increased 11.0% while seats sold of the medium/high –priced Natuzzi brand increased 3.8%, the following provides a more detailed country by country examination of the changes in volumes by brand in our principal markets.
In terms of seats sold under the Natuzzi brand, the Group recorded negative results in the United States (-4.7%), the United Kingdom (-31.6%), Holland (-7.5%), Portugal (-14.2%), and Japan (-12.3%). Positive performances were reported in Italy (+11.6%), Canada (+11.8%), Spain (+16.8%), Belgium (+15.0%), France (+29.8%), Germany (+29.7%), Australia (+22.4%), Denmark (+104.0%) and Switzerland (+9.1%).
In terms of seats sold under the Italsofa brand, the Group recorded significant growth in many countries, including Germany (+16.5%), France (+33.2%), the United Kingdom (+4.7%), Belgium (+56.1%), Canada (+20.6%), Spain (+52.5%), Sweden (+2.0%), Holland (+55.8%) and Italy (+81.3%). Negative performances were reported in the United States (-3.6%), Norway (-18.9%) and Australia (-19.8%).

Other net sales (principally sales of polyurethane foam and leather sold to third parties, as well as of accessories) amounted to €75.1 million in 2006, the same as in 2005.
Cost of sales increased by 6.8% to €490.5 million or 66.7% of net sales in 2006, from €459.4 million, or 68.6% of net sales in 2005. The improvement in cost of sales, as a percentage of net sales, was due to a decrease in the cost of leather as well as to the lower impact of fixed costs resulting from the increase in net sales.
The Group’s gross profit increased 16.4% in 2006 to €244.9 million, as compared to €210.5 million in 2005, as a result of the factors described above.
Selling expenses for 2006 increased 2.2% to €186.2 million, as compared to € 182.2 million in 2005, and, as a percentage of net sales, decreased from 27.2% in 2005 to 25.3% in 2006. This increase was due to higher amortization costs of goodwill and higher payroll costs, deriving from the acquisition of Natuzzi stores in Italy, and to higher warranty expenses for the repair or replacement of products during the 2006. The increase in selling expenses was partially offset by a marked decrease in exhibition costs realized as a result of a cost saving program.
General and administrative expenses for 2006 decreased 1.8% to €42.2 million, as compared to €43.0 million in 2005, and, as a percentage of net sales, decreased from 6.4% in 2005 to 5.7% in 2006.
The Group had an operating income for 2006 of €16.5 million, as compared to an operating loss of €14.7 million in 2005, as a result of the factors described above.
Other income (expense), net decreased slightly to €2.8 million in 2006 from other expense, net of €3.0 million in 2005. Net interest income (expense), included in other income (expense), net, in 2006 was €1.5 million, as compared to €0.1 million in 2005.
Foreign exchange gains (losses), net, included in other income (expense), net, were € 0.8 million in 2006, as compared to a net loss of €1.6 million in 2005. The foreign exchange gains in 2006 were mainly due to the following:
-
A net realized gain of €0.7 million in 2006 (compared to a loss of €4.3 million in 2005) on domestic currency swaps due to the difference between the forward rates of the domestic currency swaps and the spot rates at which the domestic currency swaps were closed (the Group uses the forward rate to hedge its price risks against unfavourable exchange rate variations);

-	A net realized loss of €8.2 million in 2006 (compared to a gain of €5.4 million in 2005), from the difference between invoice exchange rates and collection/payment exchange rates;

-	A net unrealized gain of €2.8 million in 2006 (compared to an unrealized gain of €2.1 million in 2005) on accounts receivable and payable;

-	An unrealized gain of €5.5 million in 2006 (compared to an unrealized loss of €4.8 million in 2005), from the mark-to-market of domestic currency swaps.
The Group also recorded other income, included in other income (expense), net, in 2006 of €0.5 million compared to other income of €4.5 million reported in 2005. The aforesaid results were mainly due to the following:

-
Revenue from capital grants, which amounted to €4.4 million in 2005 and nil in 2006. In 2005, Natuzzi received under the aforementioned project “Natuzzi 2000” additional capital grants amounting to €7.9 million. A part of these capital grants, amounting to €4.4 million, was related to depreciation of property, plant and equipment recorded in the consolidated statements of earnings in years prior to 2005. Therefore, for this reason, the amount of €4.4 million was classified under the caption “other income (expense), net”.

-
In 2006 the Company has charged to other income (expense), net the amount of € 5.8 million for the estimated probable liabilities related to some claims (including tax claims) and legal actions. In 2005 the provisions for contingent liabilities were € 0.6 million.

-	Other expenses deriving from the write-off of fixed assets, which decreased from €2.8 million in 2005 to nil in 2006.

-
Revenue for export incentive benefits, which increased to € 3.4 million from €2.1 million reported in 2005. This incentive is measured on the basis of the export sales realized by the subsidiaries Italsofa Bahia Ltd and Minuano Nordeste S.A.

-
A payment of € 1.1 million received in 2006 from the landlord of a store for the termination of the related lease contract before the term specified in the lease agreement. In 2005 the Group recorded an expense of €0.6 million as a provision established for the penalties that the Group expected to pay to landlords of several stores located in England for the early termination of the related operating leases.

Since 2003, the Company has not followed hedge accounting, and records all fair value changes of its domestic currency swaps in the income statement.
The Group’s effective income tax rate for 2006 was 36.7% of earnings before taxes and minority interest, compared to a negative rate of 26.5% of the loss before taxes and minority interest in 2005.
The Group’s domestic companies recorded a negative effective tax rate of 35.4% (versus a 34.9% negative rate in 2005), and the Group’s foreign companies together recorded an effective tax rate of 17.2% (versus 9.4% in 2005). For domestic companies, the Group’s tax rate was negatively affected by the regional tax denominated “Irap” (see Note 14 to the Consolidated Financial Statements in Item 18 of this annual report). This regional tax is applicable to the gross profit determined as the difference between gross revenue (excluding interest and dividend income) and direct production costs (excluding labor costs, interest expenses and other financial costs). As a consequence, even if an Italian company reports a pre-tax loss, it is subject to this regional tax. In 2006, most domestic companies within the Natuzzi Group reported losses but had to pay Irap.
Some foreign subsidiaries (Italsofa Shanghai Ltd, Softaly Shanghai Ltd, Italsofa Bahia Ltd, Minuano Nordeste S.A. and Italsofa Romania) are entitled to take advantage of significant tax benefits, such as corporate income tax exemptions or reductions in statutory corporate income tax rates, the most significant of which will expire in 2012. As a consequence, foreign subsidiaries reported a lower effective tax rate than our domestic subsidiaries.

The Group reported net earnings of €12.3 million in 2006, as compared to a net loss of €14.6 million in 2005. On a per-Ordinary Share, or per-ADS basis, the Group had net earnings of €0.23 in 2006, as compared to a net loss of €0.27 in 2005.
As disclosed in Note 27 to the Consolidated Financial Statements included in Item 18 of this annual report, established accounting principles in Italy vary in certain significant respects from generally accepted accounting principles in the United States. Under US GAAP, for the years ended December 31, 2006, 2005 and 2004, the Group would have had net earnings of €14.5 million, net losses of €6.9 million and net earnings €18.8 million, respectively, compared to net earnings of € 12.3 million, net losses of €14.6 million and net earnings of €18.4 million, respectively, under Italian GAAP for the same periods.
2005 Compared to 2004 — Net sales for 2005, including sales of leather and fabric upholstered furniture and other sales (principally polyurethane foam, leather sold to third parties and accessories), decreased 11.1% to €669.9 million compared to 2004.
Net sales for 2005 of leather and fabric upholstered furniture decreased 10.6% to €594.8 million compared to 2004. The 10.6% decrease was due to a 8.4% decrease in units sold and to a 2.2% adverse change in the mix of products and product prices, with a higher proportion of sales of lower priced furniture. Net sales for the Natuzzi branded furniture accounted for 66.4% of our net sales for 2005, and net sales of Italsofa products accounted for 33.6% of our net sales for 2005. Net sales for 2005 of Natuzzi-branded furniture decreased 22.1%, while net sales of Italsofa branded furniture increased 26.1% compared to 2004. During 2005 the euro did not appreciate significantly against the major currencies, and therefore net sales were not significantly affected by exchange rate fluctuations.
Net sales for 2005 of leather upholstered furniture decreased 8.9% to €498.9 million compared to 2004, and net sales for 2005 of fabric upholstered furniture decreased 18.5% to €95.9 million compared to 2004.
In the Americas, net sales for 2005 of upholstered furniture decreased 13.5% to €241.7 million compared to 2004, and seats sold decreased by 11.4% at 1,386,329, because of persistent pricing pressures in the U.S. market. Net sales from the lower priced Italsofa branded furniture increased 20.1% compared to 2004, while net sales from the higher priced Natuzzi branded furniture decreased 25.8%. In Europe, net sales for 2005 of upholstered furniture decreased 7.9% to €313.2 million compared to 2004, due to a 18.9% decrease in net sales of Natuzzi branded furniture partially offset by a growth in net sales of Italsofa branded furniture (+31.4%). In the rest of the world, net sales for 2005 of upholstered furniture decreased 13.2% to €39.9 million compared to 2004. Also in this case net sales for Natuzzi-branded furniture decreased 24.2%, while net sales of Italsofa branded furniture increased 33.0%.
Net sales for 2005 of Natuzzi branded furniture decreased 22.1% to €394.9 million compared to 2004. During the same period, net sales of the lower priced Italsofa furniture increased 26.1% to €199.9 million compared to 2004. The continued growth of Italsofa was due to consumer price sensitivity resulting from sluggish economic conditions worldwide and the Group’s ability to offer Italsofa products at attractive prices. The Group currently believes that the impact on our sales from the growing percentage of sales represented by lower priced Italsofa furniture relative to the higher-priced Natuzzi brand furniture will be counterbalanced in the medium to long-term (three to five years) by the Group’s expectation of an increasing penetration of the Natuzzi brand in the medium/high end of the upholstery market as a result of the adopted marketing initiatives. However, we can give no assurance that we will achieve our objectives, since our expectations are subject to inherent risks and uncertainties. See “Item 3 — Forward Looking Information”.

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
Considering that in 2005 units sold of the lower priced Italsofa furniture increased 25.4% while units sold from the higher priced Natuzzi brand furniture decreased 26.9%, presented below are changes in our volume sales by brand in our principal markets.
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
The Group had an operating loss for 2005 of €14.7 million compared to operating income of €40.0 million in 2004, as a result of the factors described above.
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
-
A net realized loss of €4.3 million in 2005 (compared to a gain of €5.0 million in 2004) on the domestic currency swaps due to the difference between the forward rate of the domestic currency swaps and the spot rate at which the domestic currency swaps were closed (the Company uses the forward rate to hedge its price risks against unfavorable exchange variations);

-	A net realized gain of €5.4 million in 2005 (compared to a loss of €1.0 million in 2004), from the difference between the invoice exchange rate and the collection/payment exchange rate;
-
During 2005 the Italian Accounting Profession changed the Italian accounting standard regarding the translation of the financial statements of a foreign subsidiary (see Note 3(d) to the Consolidated Financial Statements in Item 18 of this annual report). According to the new accounting principle, the exchange difference resulting from the translation of the financial statements of a foreign subsidiary expressed in a foreign currency has to be recorded as a direct adjustment to shareholders’ equity. Therefore in 2005 the Group did not record in the statement of operations exchange differences from the conversion of the non euro financial statements of the Company’s subsidiaries, while in 2004 recorded a gain of €1.4 million. Had the new Italian standard not been adopted in 2005, the Company would have recognized, in 2005, a foreign exchange gain of €1.7 million in the consolidated statement of earnings. The comparative financial statements of prior years have not been adjusted to apply the new Italian GAAP foreign currency translation standard retrospectively.

-	A net unrealized gain of €2.1 million in 2005 (compared to an unrealized loss of €10.2 million in 2004) on accounts receivable and payable;

-	An unrealized loss of €4.8 million in 2005 (compared to an unrealized gain of €7.1 million in 2004), from mark-to-market of domestic currency swaps.

The Group also recorded other income, included in other income (expense), in 2005 of €4.5 million compared to other expense of €5.6 million reported in 2004. The gain in 2005 was mainly due to the following reasons:
-
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

-	Other expenses of €2.8 million deriving from the write-off of fixed assets, most of them related to leasehold improvements related to the closure of some stores managed directly by Natuzzi.

-	Revenue for incentive benefits of €2.1 million. This incentive is measured on the basis of the export sales realized by the subsidiary Italsofa Bahia Ltd.

-
Expense of €0.6 million represents the provision established for the penalties that the Company expects to pay to landlords of several stores located in England for the early termination of the related operating leases. Actual amounts payable may be higher.

-	Other income, net of €1.4 million.
Since 2003, the Company does not follow hedge accounting, and records all fair value changes of its domestic currency swaps in the income statement.
The Group’s effective income tax rate for 2005 was 26.5% of the loss before taxes and minority interest, compared to 48.9% of the earnings before taxes and minority interest in 2004.
The Group’s domestic companies recorded a negative effective tax rate of 34.9%, and the Group’s foreign companies recorded a positive effective tax rate of 9.4%. For domestic companies, the Group’s tax rate was negatively affected by the regional tax denominated Irap (see Note 14 to the Consolidated Financial Statements in Item 18 of this annual report). This regional tax is applicable on the gross profit determined as the difference between gross revenue (excluding interest and dividend income) and direct production costs (excluding labor costs, interest expenses and other financial costs). As a consequence, even if an Italian company reports a pre-tax net loss, it is subject to this regional tax. In 2005, most domestic companies of Natuzzi reported losses but had to pay IRAP.

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
Liquidity and Capital Resources
Cash and cash equivalents were €128.1 million at December 31, 2006, as compared to €89.7 million at December 31, 2005. The most significant changes in the Group’s cash flows between 2006 and 2005 are described below.
Cash flows from operations were €62.2 million in 2006, as compared to €24.5 million in 2005. This increase of €37.7 million from 2005 to 2006 resulted principally from the Group’s net earnings of €12.3 million in 2006, as compared to a net loss of €14.6 million in 2005. In 2006 cash flow generated by working capital was higher than in 2005 because of a significant decrease in inventories and a positive impact generated by accounts payable. In 2006 the Group continued to achieve positive results in credit collection, but the positive impact was lower than in 2005.
Cash flows used in investment activities in 2006 decreased €4.6 million to €17.7 million. The decrease in cash used in investment activities was due to lower capital expenditures and less cash used in the purchase of businesses. Capital expenditures were €19.1 million and €22.3 million in 2006 and 2005, respectively. In both 2006 and 2005, capital expenditures related primarily to the opening of new Natuzzi stores and galleries as well as improvements at existing facilities in order to increase productivity and production capacity, which included the purchase of equipment.
Cash used for financing activities in 2006 totalled €5.2 million, as compared to €3.8 million in the previous year. The increase in cash used for financing activities was due to the higher repayment of short-term borrowings, which was partially offset by lower dividends paid to shareholders, of which there were none in 2006, as compared to € 3.8 million in 2005.
As at December 31, 2006, the Group had available lines of credit for cash disbursement totaling €59.5 million, 6.4% of which were used. The unused portion of these lines of credit amounted to approximately €55.7 million (see Note 11 to the Consolidated Financial Statements included in Item 18 of this annual report). The Group’s long-term debt represented less than 1% of shareholders’ equity at December 31, 2006 and 2005 (see Note 16 to the Consolidated Financial Statements included in Item 18 of this annual report).

Management believes that the Group’s working capital is sufficient for its present requirements. The Group’s principal source of funds is expected to be cash flows generated from operating activities, cash on hand and amounts available under its lines of credit. The Group’s principal uses of funds are expected to be the payment of operating expenses, working capital requirements and capital expenditures.
Contractual Obligations and Commitments
The following tables set forth the contractual obligations and commercial commitments of the Group as at December 31, 2006:

	Payments Due by Period (in thousands of euros)
		Less than 1	1-3		After 5
Contractual Obligations	Total	year	years	4-5 years	years
Long-Term Debt(1)	2,751	318	657	612	1,164
Interest due on Long Term Debt (2)	350	69	115	86	80
Operating Leases (3)	66,978	12,524	22,391	18,168	13,895

Total Contractual Cash Obligations	70,079	12,911	23,163	18,866	15,139

(1)	Please see Note 16 to the Consolidated Financial Statements included in this annual report for more information on the Group’s long-term debt.

(2)	Interest due on long-term debt has been calculated using fixed rates contractually agreed with lenders

(3)	The leases relate to the leasing of manufacturing facilities and stores by several of the Group’s companies.

	Amount of Commitment Expiration Per
	Period (in thousands of euros)
	Total
	Amounts	Less than 1			After 5
Other Commitments	Committed	year	1-3 years	4-5 years	years
Guarantees(1)	26,005	26,005	—	—	—

(1)
The guarantees are primarily comprised of surety bonds provided by certain financial institutions in connection with the Natuzzi 2000 project. The Company, in turn, directly provides guarantees in an equivalent amount to such financial institutions. The surety bonds will expire when the Italian Ministry of Industrial Activities provides the Company with the final disbursement of the capital grants already given.

Related Party Transactions
Please refer to Item 7, “Major Shareholders and Related Party Transactions” of this annual report.

Product & Retail Development
The previous denomination (“Research & Development”) has been replaced with ”Product & Retail Development”, in order to signal the efforts of the Company both to develop products that meet the tastes and requirements of its customers and to develop a network of stores that adequately represents the positioning of the Natuzzi brand. In order to achieve these goals, we have created a Center of Retail Competence.
The overall system of in-store-communication (hardware and contents) has been revised with more directed and incisive language focused on the consumer. The plan has been developed considering different levels of communication — institutional, cross-sectional and product-specific, promotional and thematic — that in succession rebuild the ideal way of the consumer inside the store.
Innovation is a strategic activity of the Group. Product & Retail Development efforts in 2006 have continued to focus on the design of new products and improvements in manufacturing processes. See Item 4, “Information on the Company—Manufacturing” and Item 4, “Information on the Company—Products and Design”. Throughout 2006, the Group’s investments in research and development activities were €9.4 million. More than 150 highly-qualified people work in these activities, and more than 100 new products are generally introduced each year. The Group conducts its research and development efforts at its headquarters in Santeramo.
The Group conducts all of its activities in accordance with stringent quality standards and has earned the ISO 9001 certification for quality and the ISO 14001 certification for its low environmental impact. The ISO 14001 certification applies also to Natuzzi’s tannery subsidiary, Natco S.p.A.
Trend Information and Guidance
During the first three months of 2007, the Group’s total net sales decreased by 18.3% to €153.8 million and upholstery net sales decreased by 18.8% to €136.0 million over first quarter 2006. In the same period seats sold decreased by 17.0% with respect to the same quarter in 2006.
The Group’s first quarter of 2007 turnover performance was affected by the challenging business environment in all the major markets. In the United States, the level of business was even more depressed, as has also be the case for our major competitors, mainly due to low consumer confidence and to the sharp decline in the new housing construction. In addition, Natuzzi brand net sales were negatively affected by the minimal 2006-year-end order backlog and by unfavorable euro exchange rates against major currencies. This challenging scenario still continues to have a negative effect on our performance: as of the end of May 2007, total order flow is down high-single digit as compared to the same period of last year and could affect the sales performance in the coming months.
For the first quarter of 2007, the Group reported a gross profit of €46.9 million, a decrease of 27.3% over first quarter of 2006. In terms of percentage of sales, gross margin, during the same period, was 30.5%, down from 34.3% in first quarter of 2006, mainly because of a lower production volume as well as an increase in the price of leather, which the Group has been experiencing since the second half of 2006.

After a year in which the Group reported net earnings of €12.3 million, for the first three months of 2007 the Group reported net losses of €4.7 million, versus net earnings of €6.8 million in the first quarter of 2006, mainly as a consequence of the factors cited above.
In spite of the persistence of the above mentioned difficult business conditions, Natuzzi’s top management remains committed to investing in the repositioning of the Natuzzi brand, encouraged by the favorable acceptance of our new models presented during the recent international Milan fair, held in April 2007. The Group is continuing the reorganization process of its retail activities as well as the ongoing restructuring process of its production to better match the Group’s cost structure with the pace of incoming orders.
In light of the difficult furniture market conditions and the challenging comparison of the first half of 2007 versus the same period of 2006, the Group expects, in 2007, to report approximately the same revenues year-over-year and almost breakeven at a net results level. In addition, the Group intends to invest almost €20 million in capital expenditures during 2007.
As a consequence of challenging business conditions affecting all major markets and the adverse currency trend that are depressing the order flow, the Company decided to temporarily reduce the production working time at the Italian plants (from 8 to 5 hours per shift) starting from June 13, 2007 for a thirteen-week period.
New Accounting Standards under Italian and U.S. GAAP
Process of Transition to International Accounting Standards — Following the entry into force of European Regulation No. 1606 of July 2002, EU companies whose securities are traded on regulated markets in the EU have been required to, since 2005, adopt International Financial Reporting Standards (“IFRS”), formerly known as IAS, in the preparation of their consolidated financial statements. Given that the Company’s securities are only traded on the NYSE, the Company is not subject to this requirement and continues to report its financial results in accordance with Italian GAAP and to provide the required reconciliation of certain items to U.S. GAAP in the Company’s annual reports in Form 20-F.
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
Under the previous accounting principle an Italian parent company was allowed to translate the financial statements of a foreign subsidiary expressed in a foreign currency using the following two methodologies:
(a) if the foreign subsidiary was considered an integral part of the parent company due to various factors including intercompany transactions, financing, and cash flow indicators, its financial statements expressed in the foreign currency were translated directly into euro from the local currency as follows: (i) year-end exchange rate for monetary assets and liabilities, (ii) historical exchange rates for non monetary assets and liabilities, share capital and retained earnings, and (iii) average exchange rates during the year for revenues and expenses except for those revenues and expenses related to assets and liabilities translated at historical exchange rates. The resulting exchange differences on translation were recognized in other income (expenses), net, in the consolidated statements of earnings;

(b) if the foreign subsidiary was not considered an integral part of a parent company, its financial statements expressed in the foreign currency were translated directly into euro as follows: (i) year-end exchange rate for assets and liabilities, (ii) historical exchange rates for share capital and retained earnings, and (iii) average exchange rates during the year for revenues and expenses. The resulting exchange differences on translation were recorded as a direct adjustment to shareholders’ equity.
As indicated above, effective as of December 31, 2005, the Italian Accounting Profession has eliminated the option (a) indicated above.
Therefore, under Italian GAAP as of December 31, 2005, an Italian parent company must translate the financial statements of a foreign subsidiary expressed in a foreign currency using only option (b) indicated above. This means that the financial statements of a foreign subsidiary expressed in the foreign currency must be translated directly into euro as follows: (i) year-end exchange rate for assets and liabilities, (ii) historical exchange rates for share capital and retained earnings, and (iii) average rates during the year for revenues and expenses. The resulting exchange differences on translation have to be recorded as a direct adjustment to shareholders’ equity. This approach effectively ignores the operating environment of the foreign entity, in particular if the local currency is also the functional currency.
U.S. GAAP — The new accounting standards under U.S. GAAP relevant for the Company are outlined below:
- SFAS No. 151: In November 2004, the FASB issued SFAS No. 151, “Inventory Costs” (SFAS 151), which is an amendment of Accounting Research Bulletin No. 43, “Inventory Pricing.” SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current period charges. The provisions of SFAS 151 are effective for inventory costs incurred beginning January 1, 2006, and are applied on a prospective basis. The application of this standard did not have an impact on the Company’s consolidated financial statements.
- SFAS No. 153: In December 2004, the FASB issued SFAS Statement No. 153, Exchanges of Nonmonetary Assets, which eliminates an exception in APB 29 for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. This statement became effective for the Company for nonmonetary asset exchanges occurring on or after January 1, 2006. Application of this statement did not have an impact on the consolidated financial statements of the Company.
- SFAS No. 154: In May 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections – a Replacement of APB Opinion No. 20 and FASB Statement No. 3”. SFAS 154 requires retrospective application to prior period financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 also redefines “restatement” as the revising of previously issued financial statements to reflect the correction of an error. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The application of this standard did not have an impact on the Company’s consolidated financial statements.

- EITF 05-06: In June 2005 the EITF reached a consensus on EITF 05-6, “Determining the amortization period for leasehold improvements”. The issue is how to determine the amortization period for leasehold improvements acquired subsequent to inception of lease, including leasehold improvement acquired in a business combination. For both cases the Task Force reached the consensus that the leasehold improvements acquired should be amortized over the shorter of the useful life of the assets and the hypothetical lease term. This consensus does not apply to pre-existing improvements and it is effective for reporting periods beginning after June 29, 2005. The adoption of EITF 05-6 did not have an impact on the consolidated financial statements.
- EITF 04-13: In September 2005, the Emerging Issues Task Force (EITF) issued EITF Issues No. 04-13 “Accounting for Purchases and Sales of Inventory with the Same Counterparty” (EITF 04-13). EITF 04-13 provides guidance as to when purchases and sales of inventory with the same counterparty should be accounted for as a single exchange transaction. EITF 04-13 also provides guidance as to when a nonmonetary exchange of inventory should be accounted for at fair value. EITF 04-13 will be applied to new arrangements entered into, and modifications or renewals of existing arrangements occurring after January 1, 2007. The application of EITF 04-13 is not expected to have a significant impact on the Company’s consolidated financial statements.
- SFAS No. 157: In September 2006, the FASB issued FASB Statement No. 157, “Fair Value Measurement” (Statement 157). SFAS 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The Statement does not require any new fair value measures. The Statement is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. The Company is required to adopt Statement 157 beginning on January 1, 2008. Statement 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. The Company is currently evaluating the impact of adopting Statement 157 on its results of operations and financial position.
- FASB Interpretation No. 48: In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”, an interpretation of FASB Statement 109 (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a threshold of more-likely-than-not for recognition of tax benefits of uncertain tax position taken or expected to be taken in a tax return. FIN 48 also provides related guidance on measurement, derecognition, classification, interest and penalties, and disclosure. The provisions of FIN 48 will be effective for the Company on January 1, 2007, with any cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company is in the process of assessing the impact of adopting FIN 48 on its results of operations and financial position.
- FASB Statement No. 123 (R): Effective January 1, 2006, the Company adopted FASB Statement No. 123 (R) “Share-Based Payment (Statement 123 (R))“. This statement replaces FASB Statement No. 123, Accounting for Stock-Based Compensation (Statement 123) and supersedes APB No. 25. Statement 123 (R) requires that all stock-based compensation be recognized as an expense in the financial statements and that such cost be measured at the fair value of the award. This statement was adopted using the modified prospective method of application, which requires the Company to recognize compensation cost on a prospective basis. Therefore, prior years’ financial statements have not been restated. Under this method, the Company recorded stock-based compensation expense for awards granted prior to, but not yet vested as of January 1, 2006, using the fair value amounts determined for pro forma disclosures under Statement 123.

- SAB 108: On September 13, 2006, the SEC staff issued SAB 108, “Considering the effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108) ”. SAB 108 provides guidance for SEC registrants on how the effects of uncorrected errors originating in previous years should be considered when quantifying errors in the current year. SAB 108 does not amend the SEC’s existing guidance for evaluating the materiality of errors included in SAB 99. In order to eliminate diversity in practice for quantifying misstatements, and to address the perceived shortfalls of the rollover and iron curtain methods, SAB 108 requires that registrants quantify uncorrected misstatements using both methods (herein referred to as the “dual method”), with adjustment required if either method results in an error that is material. The adoption of SAB 108 did not have an impact on the Company’s consolidated financial statements.
Item 6. Directors, Senior Management and Employees
The directors, executive officers and officers of the Company at May 3, 2007 were as follows:

Name	Age	Position with the Company
Pasquale Natuzzi *	67	Chairman of the Board of Directors and Chief Sales Officer
Ernesto Greco *	56	Chief Executive Officer, Member of the Board of Directors and Human Resources & Organization Director a.i.
Giuseppe Desantis *	44	Vice Chairman of the Board of Directors
Giuseppe Russo Corvace *	57	Member of the Board of Directors and Managing Director for Accounting and Finance
Armando Branchini *	62	Outside Director
Stelio Campanale *	45	Outside Director
Maurizia Iachino Leto di Priolo *	58	Outside Director
Filippo Simonetti	39	Chief Financial Officer
Giovanni Costantino	43	Product & Retail Development General Manager
Giovanni Ferrari	52	Operations General Manager
Giambattista Massaro	45	Purchasing Corporate Director, Chairman of Natco S.p.A.
Annunziata Natuzzi	43	Chief Executive Officer of Natco S.p.A.
Lorenzo Boffano	56	Retail Competence Center Director
Vito Tiziano Damiani	43	Internal Audit Director
Gaetano De Cataldo	43	Executive Vice President of Finance and Operations of Natuzzi Americas, Inc.

Name	Age	Position with the Company
Nicola V.M. Dell’Edera	45	Finance Director
José Manuel Gulias Roo	49	Spain and Portugal Country Manager
Thomas Hagerup	39	Nordic Region Country Manager
Oliver Heil	40	Commercial Director of the Asia & Pacific Region
Cesare Laberinti	74	Chairman and Managing Director of IMPE S.p.A
Giorgio Martellino	38	Legal Director
Nicola Masotina	47	Italy Country Manager
Jan Mentens	40	Benelux Country Manager
Giovanni Mercadante	50	Accounting Director
Ottavio Milano	41	Control Director
Marcelo Miraglia	53	Chairman and Managing Director of Minuano Nordeste S.A and Italsofa Bahia Ltd
Nick Moore	45	Managing Director of Natuzzi United Kingdom Ltd
Achille Poretta	49	Information Systems Director
Stefano Rezzin	42	Switzerland Country Manager
Bodo Rupp	48	Germany and Austria Country Manager
Stefano Sette	38	Vice President Sales Worldwide
Fredrick Starr	75	President and Chief Executive Officer of Natuzzi Americas Inc.
Francesco Stasolla	41	Chairman and Managing Director of Italsofa Romania S.r.l.
Richard Tan	47	Chairman and Managing Director of Italsofa (Shanghai) Ltd and Softaly (Shanghai) Ltd

*	Nominated following the Natuzzi Annual Ordinary Shareholders’ Meeting held on May 3, 2007.
Pasquale Natuzzi, who serves as Chairman of the Board of Directors and Chief Sales Officer, founded the Company in 1959 and acted as its principal executive officer until June 2006. Mr. Natuzzi held the title of Sole Director of the Company from its incorporation in 1972 until 1991, when he became the Chairman of the Board of Directors.
Ernesto Greco is the Chief Executive Officer of the Group, Human Resources and Organization Director a.i. and a member of the Board of Directors since June 6, 2006. Mr. Greco holds a degree in Mechanical Engineering and a Master in Business Administration from CUOA, Italy. He developed his career by working in various areas within multinational companies, such as Montedison, Hewlett-Packard and Wang Laboratories. Before his appointment at Natuzzi, he was CFO of Bulgari, world leader in the luxury goods business.
Giuseppe Desantis is Vice Chairman of the Board of Directors. He became Vice Chairman of the Company in 1991. From 1988 to 1991, he was Assistant to Mr. Natuzzi, and from 1991 to 2006 he was General manager of the Company. In 1987, he managed the Company’s Pricing and Costs department. From 1984, when he joined the Company, to 1986 he worked in the Company’s accounting department.

Giuseppe Russo Corvace acts as Managing Director for Accounting and Finance and is a member of the Board of Directors. He is a partner of Vitali, Romagnoli, Piccardi e Associati, a major Italian law and tax consulting firm, which serves the Company and other major domestic and multinational companies. He has also served as a consultant to non-profit organizations. He serves as a member of the Board of Auditors of a number of other Italian companies. The Board has delegated him the task of supervising all activities related to domestic and international tax issues.
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
Maurizia Iachino Leto di Priolo, an Outside Director, is a Senior Partner at Governance Consulting — a consultancy firm specializing in corporate governance. Prior to holding that post, she was a Partner at Spencer Stuart, one of the world’s leading executive search consulting firms, from 1995 to 2001.
Filippo Simonetti has been the Chief Financial Officer of the Group since October 19, 2006. After a short stay in the Siemens Group, he developed his career in various countries with increasing responsibilities within the Indesit Company Group. before joining the Company, he was Finance Director in Indesit’s United Kingdom subsidiary.
Giovanni Costantino is Product & Retail Development General Manager. He has served as Research and Development Director of the Group since 1999. He was previously a consultant for furnishings and was in charge of developing the Company’s “Decorator” program.
Giovanni Ferrari has been the Operations General Manager since January 2007. He developed his career by working in various areas within multinational Companies, such as Valeo and 3MCM. Before his appointment at Natuzzi, he was Industrial Corporate Director of Brembo, a multinational leader in the planning, development, production and commercialization of brake systems.
Giambattista Massaro is the Purchasing Corporate Director. From 1992 to 1993 he was Assistant to Mr. Natuzzi and from 1990 to 1992 he was Pricing and Costs Manager. He joined the Company in 1987 as a buyer. He is also Chairman of Natco S.p.A., Natuzzi Trade Service S.r.l. and Lagene as well as Director of Italsofa Romania S.r.l.
Annunziata Natuzzi is the Chief Executive Officer of Natco S.p.A.. She joined the Company in 1981. She started working in the Production Department and, in two years, worked briefly in all of the departments of the Group. She has extensive experience in the Italian Sales Department and in the International Sales Administration Department. She has worked in the Personnel Department since 1990.

Lorenzo Boffano is the Retail Competence Center Director of the Group since May 2, 2006. He holds a degree in Electronic Engineering from Politecnico of Turin, Italy. He developed his career by working in various areas within multinational companies, such as IBM, Miroglio, Marzotto, Cerruti and Gruppo Coin. Before his appointment at Natuzzi, he was General Manager of Coin, Italian leader in non-food retail business.
Vito Tiziano Damiani became Internal Audit Director of the Group in 2006. Mr. Damiani holds a degree in Economics and a Masters in Business Administration. He is a Chartered Accountant and CIA (Certified Internal Auditor). Previously he was an external auditor for several years and acted in the capacity of Internal Audit Manager and other positions in Montedison Group, a large international conglomerate.
Gaetano De Cataldo is Executive Vice President of Finance and Operations of Natuzzi Americas, Inc. He previously served the Company as Sales Manager for Latin America. From 1995 to 1997, he was International Franchisee Operations Manager, and from 1993 to 1995 he was Assistant Sales Administration Manager. He joined the Company in 1990 as a customer service representative.
Nicola Vittorio Maria Dell’Edera is the Company’s Finance Director. He joined the Company in 1999. From 1997 to 1999, he was head of the Financial Analysis Department in the New York branch of Banca di Roma, an Italian bank. He previously worked in Banca di Roma’s branches in Rome and Bari.
José Manuel Gulias Roo has been the Spain and Portugal Country Manager since June 2004, when he joined the Group. Previously, Mr. Gulias Roo worked for HL-Display, a world-leading supplier in the retail industry.
Thomas Hagerup is Nordic Region Country Manager a.i.. He joined Natuzzi in June 2004 as marketing manager, took on responsibility for sales in January 2006, and has been Country Manager since July 2006. Prior to joining Natuzzi, he worked for seven years at Inter IKEA Systems, franchisor of the IKEA Concept, as Business Support Manager, supporting franchisees in developing their businesses and planning new IKEA stores around the world. Prior to holding that post, he worked within IKEA’s marketing department and at the marketing department of Magasin du Nord, the leading Danish department store chain.
Oliver Heil joined the Group in October 2006 as Commercial Director of the Asia-Pacific Region in order to set up the regional headquarters in Shanghai, China. He has nearly nine years of experience working in China. Before joining Natuzzi, Oliver worked approximately three years as Vice President of Swatch Group China, responsible for RADO China, a subsidiary of the Swatch Group, the biggest watch conglomerate in the world. He has also held the position of Managing Director of Metro Cash&Carry China. He began his career at L’Oreal Germany in a variety of marketing and sales positions.
Cesare Laberinti is Chairman and Managing Director of IMPE S.p.A., the subsidiary engaged in polyurethane foam operations.
Giorgio Martellino is the Legal Director of the Group. Mr. Martellino holds a degree in Law and is admitted to the Italian Bar. He developed his career in law firms before joining Abbott S.p.A. as Legal Manager for 10 years. Abbott S.p.A. is the Italian affiliate of the U.S. health-care multinational group Abbott Laboratories.
Nicola Masotina is Italy Country Manager. He joined the Company in 1994 as Sales Manager for Divani & Divani franchised stores in Italy. Previously, he was Area Manager for Southern Italy for the franchised stores of GIG, an Italian group that distributes toys.

Jan Mentens has been Benelux Country Manager since April 2003. He is Managing Director of Natuzzi Benelux NV.
Giovanni Mercadante is Accounting Director. He joined the Company in 1983.
Ottavio Milano is Control Director. He joined the Company in May 1992.
Marcelo Miraglia, is the Chairman and Managing Director of Minuano Nordeste S.A. and Italsofa Bahia Ltd. He joined Natuzzi in November of 2006. He graduated with a degree in Mechanical and Production Engineering from the Faculdade de Engenharia Industrial in Sâo Paulo, Brazil. He also has a specialization in Business and Financial Strategies and most recently received an MBA while working at AMBEV. M.Miraglia developed his career by working in various multinational organizations, such as Philips do Brasil, Philips Nederlands, and Brahma — AMBEV. Before he joined the Natuzzi Group, M.Miraglia was the Industrial Director of Metalfrio Solutions, a market leader in commercial refrigeration in South America.
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
Achille Poretta is the Information Systems Director. He joined the company in March 2006. Until 2005 he worked at Accenture. Previously, he worked for Carrefour Italia as the Information Technology Director.
Stefano Rezzin is the Switzerland Country Manager. He previously served as Commercial and Brand Marketing Director of Casa Design at the Presotto Group.
Bodo Rupp is the Germany and Austria Country manager, and has been leading Natuzzi Germany since December 2004, after a long period at Nike USA. He manages the business development .
Stefano Sette is Vice President Sales Worldwide. He joined Natuzzi in 1990, starting in the Sales Administration and Accounting Department.
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
Francesco Stasolla is Chairman and Managing Director of Italsofa Romania S.r.l.. He started at Natuzzi in January 1988 as a buyer.
Richard Tan is Chairman and Managing Director of Italsofa (Shanghai) as well as Softaly (Shanghai) Limited. He has worked in the upholstery business for 17 years. In November 2000, he began cooperation with Natuzzi Asia Ltd to start-up its Chinese production operations. He was appointed as Chairman of Italsofa (Shanghai) Limited in October 2002.

Annunziata Natuzzi is the daughter of Pasquale Natuzzi. There are no other family relationships among the directors and executive officers of the Company.
The above mentioned Members of the Board of Directors were elected, following the Natuzzi Annual Ordinary Shareholders’ Meeting held on May 3, 2007, for one-year terms. See Item 10, “Additional Information — By-laws — Board of Directors”.
Compensation of Directors and Officers
Aggregate compensation paid by the Group to the directors and officers was approximately €6.6 million in 2006.
On January 24, 2006, pursuant to the Natuzzi Stock Incentive Plan 2004-2009 (the “Plan”) approved by the Shareholders’ Ordinary Meeting on July 26, 2004, the first tranche of 29,245 Natuzzi Ordinary Shares relating to the 2004 MBO Awards, were assigned to the Natuzzi Directors and Officers participating in the Plan. The second tranche of 29,236 Natuzzi ordinary shares were assigned in January 2007. These same Directors and Officers were also awarded, in connection with the 2004 MBO Awards, 216,920 stock options whose exercise price was fixed at $10.37 and that can be exercised until January 15, 2009. Because of an exercise price greater than the stock market price, no stock option has been exercised thus far.
Share Ownership
Mr. Pasquale Natuzzi owns 47.5% of the issued and outstanding Ordinary Shares. Since December 16, 2003, Mr. Natuzzi has held his entire beneficial ownership of Natuzzi S.p.A. shares (other than 196 ADSs) through INVEST 2003 S.r.l., an Italian holding company (with its registered office at Via Gobetti 8, Taranto, Italy), wholly-owned by Pasquale Natuzzi. Each of Annunziata Natuzzi and Anna Maria Natuzzi owns 2.6% of the issued and outstanding Ordinary Shares. To our knowledge, none of the Company’s other directors and officers listed above owns one percent or more of the Ordinary Shares. See Item 7, “Major Shareholders and Related Party Transactions — Major Shareholders”.
Statutory Auditors
The following table sets forth the names of the three members of the board of statutory auditors of the Company and the two alternate statutory auditors and their respective positions, as of the date of this annual report. The current board of statutory auditors was elected for a three-year term on May 3, 2007.

Name	Position
Francesco Venturelli	Chairman
Cataldo Sferra	Member
Costante Leone	Member
Giuseppe Pio Macario	Alternate
Vittorio Boscia	Alternate

During 2006, our statutory auditors received in the aggregate approximately €210,000 in compensation for their services to the Company and its Italian subsidiaries.
According to Rule 10A-3 of the Securities Exchange Act of 1934, companies must establish an audit committee meeting specific requirements. In particular, all members of this committee must be independent and the committee must adopt a written charter. The committee’s prescribed responsibilities include (i) the appointment, compensation, retention and oversight of the external auditors; (ii) establishing procedures for the handling of “whistle blower” complaints; (iii) discussion of financial reporting and internal control issues and critical accounting policies (including through executive sessions with the external auditors); (iv) the approval of audit and non-audit services performed by the external auditors; and (v) the adoption of an annual performance evaluation. A company must also have an internal audit function, which may be out-sourced, as long as it is not out-sourced to the external auditor.
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
External Auditors
On May 3, 2007, at the annual general shareholders’ meeting, KPMG S.p.A., with offices in Bari, Italy, was appointed as the Company’s external auditors for a three-year period.
Employees
As at December 31, 2006, the Group had 8,133 employees (3,590 in Italy and 4,543 abroad), as compared to 7,846 on December 31, 2005. As at April 30, 2007, the total number of employees was 7,998 (3,573 in Italy and 4,425 abroad), and their average age was approximately 32 years. Historically, there has been very little turnover among the Group’s employees. The Group maintains a company intranet and, as a major employer in the Bari/Santeramo area, is an important participant in community life.
Italian law provides that, upon termination of employment for whatever reason, employees located in Italy are entitled to receive certain severance payments based on length of employment. As at December 31, 2006, the Company had € 35.3 million reserved for such termination indemnities, such reserves being equal to the amounts, calculated on a percentage basis, required by Italian law.
The Group has continued to expand its presence overseas thanks to new production plants in Brazil, Romania and China and the establishment of some new distribution subsidiaries. The corporate structure has been reinforced by the hiring of new skilled and experienced managers and employees.
The Group’s training activities have not changed substantially during 2006, as it continued to focus its efforts in the production and marketing department. The Group is planning, in cooperation with an external consultant, to launch a training program, whose aim will be to improve management’s skills and its ability to foster a collegial culture throughout the production process.

During 2006, in accordance with the Group’s compensation philosophy and policy that aims to reward certain skilled employees and members of management, including certain Directors and Officers, the Group continued to effect the Natuzzi Stock Incentive Plan 2004-2009 by assigning to the beneficiary employees and members of management 57,631 restricted stock units for the 2005 MBO plan. On January 23, 2007, the Natuzzi Board of Directors, in accordance with the Plan, approved the issuance without consideration of 85,689 Ordinary Shares in favor of the beneficiary employees and members of management. See Note 20 to the Consolidated Financial Statements included in Item 18 of this annual report.
In 2006, the Company designed a new program called “turnover proactive government” whose goal is to identify “critical” roles and resources and to build a specific retention policy around them. Such program currently identifies 120 business managers according to their know-how and the difficulty in recruiting other managers with similar skills.
Item 7. Major Shareholders and Related Party Transactions
Major Shareholders
Mr. Pasquale Natuzzi, who founded the Company and served as its chief executive officer until June 2006, and who is currently Chairman of the Board of Directors, owns 47.5% of the issued and outstanding Ordinary Shares of the Company (52.6% of the Ordinary Shares if the Ordinary Shares owned by members of Mr. Natuzzi’s immediate family (the Natuzzi Family) are aggregated) and controls the Company, including its management and the selection of its Board of Directors. Since December 16, 2003, Mr. Natuzzi holds his entire beneficial ownership of Natuzzi S.p.A. shares (other than 196 ADSs) through INVEST 2003 S.r.l., an Italian holding company (with its registered office at Via Gobetti 8, Taranto, Italy), wholly-owned by Pasquale Natuzzi.
The following table sets forth information, as reflected in the records of the Company as at March 31, 2007, with respect to each person who owns more than 5% of the Company’s Ordinary Shares or ADSs.

	Number of	Percent
	Shares Owned	Owned
Pasquale Natuzzi(1)	26,064,906	47.5%
Royce & Associates, LLC	5,501,300	10.0%
Brandes Investment Partners, LP (2)	4,725,030	8.6%
Tweedy, Browne Company, L.L.C.	3,796,937	6.9%

(1)	If Mr. Natuzzi’s Ordinary Shares are aggregated with those held by members of the Natuzzi Family, the amount owned would be 28,864,906 and the percentage ownership of Ordinary Shares would be 52.6%.

(2)
During the course of 2005, Brandes Investment Partners, LP increased its position in Natuzzi’s shareholders’ base by 2,519,750 Natuzzi ADSs, thus holding 8.4% of shareholders’ equity with a total of 4,587,197 Natuzzi ADSs as of December 31, 2005. During 2006, the position was increased by only 151,837 ADSs.

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
As of May 31, 2007, 54,824,227 Ordinary Shares were outstanding. As of the same date, there were 25,900,660 ADSs (equivalent to 25,900,660 Ordinary Shares) outstanding. The ADSs represented 47.2% of the total number of outstanding Natuzzi Ordinary Shares.
Since certain shares and ADSs are held by brokers or other nominees, the number of direct record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States or of where the direct beneficial owners of such shares are resident.
Related Party Transactions
No member of the board of directors or board of statutory auditors and no senior officer (including close members of any such person’s families) nor any enterprise over which any such person is able to exercise significant influence has had any interest in any transaction that was unusual in its nature or conditions or was material to the Company, and that was either effected since January 1, 2004 or that was effected during an earlier period and remains in any respect outstanding or unperformed. The Company has not provided any loans or guarantees to or for the benefit of any such person since January 1, 2004 nor do any loans remain outstanding or unperformed.
Item 8. Financial Information
Consolidated Financial Statements
Please refer to Item 18, “Financial Statements” of this annual report.
Export Sales
Export sales from Italy totaled approximately €340.0 million in 2006, up 5.0% from 2005. That figure represents 51.5% of the Group’s 2006 net leather- and fabric-upholstered furniture sales.
Legal and Governmental Proceedings
In early 2005, the National Institute for Social Security (INPS – Istituto Nazionale di Previdenza Sociale) requested that the Company pay approximately €16.3 million of social security contributions related to the periods between November 1995 to May 2001. The Company did not pay these contributions because it benefited from certain exemptions granted by the Italian government in connection with personnel employed under “Training and Work Experience” contracts (Contratti di formazione e lavoro). In 2004, the European Court of Justice ruled that such exemptions constitute State financial aid, and thus conflict with European Union laws and regulations on free competition, and the European Commission ordered the Italian government to collect all social security contributions not paid in reliance on these exemptions. The Company believes that it complied with the law in force at the time it relied on the exemptions and that the request from INPS with respect to periods up to February 2000 should be barred by the statute of limitations in accordance with Italian Law 335/1995. As such, the Company has set aside only €475,000 to cover the social security contributions in connection with employees hired after March 2000. See Note 21 to the Consolidated Financial Statements included in Item 18 of this annual report.
In 2001, the Company brought suit against a competitor alleging copyright infringement. In 2006, the Court of Justice in which the suit was filed rejected the Company’s claims and condemned the Company to reimburse the legal costs sustained by the defendant. As of December 31, 2006 the Company and its legal counsel estimated the probable amount of these legal costs to be €1.5 million. This amount has been charged to other income (expense), net in 2006. The Company and its legal counsel are currently evaluating how to proceed by analyzing a variety of options.
During 2006 the tax authorities of a foreign country conducted a tax audit on a subsidiary regarding income taxes for the years from 2001 to 2005. As a result of this audit, the tax authorities issued several tax assessments totaling approximately €8 million. The Company considers many of the issues by the tax authorities baseless, irrational, and inadequately documented, and has initiated an action in order to obtain the cancellation of the requested amounts. The Company intends to vigorously defend its position. However, the Company and its tax consultants believe that the probable liability related to the aforementioned tax assessments is approximately €1.3 million. Therefore, the Company has charged this amount of €1.3 million to other income (expense) net in 2006.
During 2006 the Company charged to other income (expense) the amount of €1.2 million because of a probable charge related to a misinterpretation of customs duties regulation in a foreign country.
In addition, the Group is involved in several minor claims and legal actions arising in the ordinary course of business.
Apart from the proceedings described above, neither the Company nor any of its subsidiaries is a party to any legal or governmental proceeding that is pending or, to the Company’s knowledge, threatened or contemplated against Natuzzi or any such subsidiary that, if determined adversely to Natuzzi or any such subsidiary, would have a materially adverse effect, either individually or in the aggregate, on the business, financial condition or results of the Group’s operations.
Dividends
Historically, the Group’s policy has been to maintain a dividend payout ratio of approximately 20% of profits earned during the fiscal year. Although the Group reported a positive net result in 2006, it decided not to distribute dividends for the year ended on December 31, 2006 because of the capital requirements necessary to implement the process of restructuring its operations and its planned retail and marketing activities.

The table below sets forth the cash dividends paid per Ordinary Share for each of the years indicated, and also translates them into dollars per ADS (each representing one Ordinary Share) at the Noon Buying Rate on the date or dates the respective dividends were first payable.

	Dividends per	Translated into
Year ended December 31,	Ordinary Share	dollars per ADS
2006	Not distributed	Not distributed
2005	Not distributed	Not distributed
2004	€0.0673	$0.09
2003	€0.1366	$0.15
2002	€0.3300	$0.35
The payment of future dividends will depend upon the Company’s earnings and financial condition, capital requirements, governmental regulations and policies and other factors. Accordingly, there can be no assurance that dividends in future years will be paid at a rate similar to dividends paid in past years or at all.
Dividends paid to owners of ADSs or Ordinary Shares who are United States residents qualifying under the Income Tax Convention will generally be subject to Italian withholding tax at a maximum rate of 15%, provided that certain certifications are given timely. Such withholding tax will be treated as a foreign income tax which U.S. owners may elect to deduct in computing their taxable income, or, subject to the limitations on foreign tax credits generally, credit against their United States federal income tax liability. See Item 10, “Additional Information — Taxation — Taxation of Dividends”.
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

	New York Stock Exchange
	Price per ADS
	High	Low
	(in U.S. dollars)
2002
First Quarter	15.700	13.910
Second Quarter	16.100	13.350
Third Quarter	15.040	10.920
Fourth Quarter	10.970	9.120
2003
First Quarter	10.050	7.240
Second Quarter	9.600	7.990
Third Quarter	10.390	7.820
Fourth Quarter	11.000	9.460
2004
First Quarter	11.550	10.150
Second Quarter	11.550	10.150
Third Quarter	10.800	9.230
Fourth Quarter	11.170	10.010
2005
First Quarter	11.650	10.290
Second Quarter	10.270	8.100
Third Quarter	9.000	8.050
Fourth Quarter	8.400	6.760
2006
First Quarter	7.810	7.100
Second Quarter	7.600	6.860
Third Quarter	7.250	6.320
Fourth Quarter	8.650	6.840

Monthly Data:
December-06	8.650	7.260
January-07	9.600	8.430
February-07	9.500	8.600
March-07	9.070	8.150
April-07	8.350	7.510
May-07	8.533	7.800
June 2007 (through June 20)	8.210	7.180

Item 10. Additional Information
By-laws
The following is a summary of certain information concerning the Company’s shares and By-laws (Statuto) and of Italian law applicable to Italian stock corporations whose shares are not listed on a regulated market in the European Union, as in effect at the date of this annual report. The summary contains all the information that the Company considers to be material regarding the shares, but does not purport to be complete and is qualified in its entirety by reference to the By-laws or Italian law, as the case may be.
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
General — The issued share capital of the Company consists of 54,824,227 Ordinary Shares, with a par value of €1.0 per share. All the issued shares are fully paid, non-assessable and in registered form.
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
Authorization of shares – At the extraordinary meeting of the Company’s shareholders on July 23, 2004, shareholders authorized the Company’s board of directors to carry out a free capital increase of up to €500,000.00, and a capital increase against payment of up to €3.0 million to be issued, in connection with the grant of stock options to employees of the Company. On January 24, 2006 the Natuzzi Board of Directors, in accordance with the Regulations of the “Natuzzi Stock Incentive Plan 2004-2009”, approved by the Board of Directors in a meeting held on July 23, 2004, decided to issue without consideration 56,910 new Natuzzi ordinary shares in favor of the beneficiary employees. Consequently, the number of Natuzzi ordinary shares increased on the same date from 54,681,628 to 54,738,538. On January 23, 2007 the Natuzzi Board of Directors, in accordance with the Regulations of the “Natuzzi Stock Incentive Plan 2004-2009”, decided to issue without consideration 85,689 new Natuzzi ordinary shares in favor of the beneficiary employees. Consequently, the number of Natuzzi ordinary shares increased on the same date from 54,738,538 to 54,824,227.
Form and Transfer of Shares — The Company’s Ordinary Shares are in certificated form and are freely transferable by endorsement of the share certificate by or on behalf of the registered holder, with such endorsement either authenticated by a notary in Italy or elsewhere or by a broker-dealer or a bank in Italy. The transferee must request that the Company enter his name in the register of shareholders in order to establish his rights as a shareholder of the Company.

Dividend Rights — Payment by the Company of any annual dividend is proposed by the board of directors and is subject to the approval of the shareholders at the annual shareholders’ meeting. Before dividends may be paid out of the Company’s unconsolidated net income in any year, an amount at least equal to 5% of such net income must be allocated to the Company’s legal reserve until such reserve is at least equal to one-fifth of the par value of the Company’s issued share capital. If the Company’s capital is reduced as a result of accumulated losses, dividends may not be paid until the capital is reconstituted or reduced by the amount of such losses. The Company may pay dividends out of available retained earnings from prior years, provided that, after such payment, the Company will have a legal reserve at least equal to the legally required minimum. No interim dividends may be approved or paid.
Dividends will be paid in the manner and on the date specified in the shareholders’ resolution approving their payment (usually within 30 days of the annual general meeting). Dividends that are not collected within five years of the date on which they become payable are forfeited to the benefit of the Company. Holders of ADSs will be entitled to receive payments in respect of dividends on the underlying shares through The Bank of New York, as ADR depositary, in accordance with the deposit agreement relating to the ADRs.
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
Board of Directors — Pursuant to the Company’s By-laws, the Company may be run by a sole director or by a board of directors, consisting of seven to eleven individuals. The Company is currently run by a board of directors composed of seven individuals, and the description below will refer to such system. The board of directors is elected at a shareholders’ meeting, for the period established at the time of election but in no case for longer than three fiscal years. A director, who may be but is not required to be a shareholder of the Company, may be reappointed for successive terms. The board of directors has complete power of ordinary and extraordinary administration of the Company after specific authorization in the cases requested by the law and in particular may perform all acts it deems advisable for the achievement of the Company’s corporate purposes, except for the actions reserved by applicable law or the By-laws to a vote of the shareholders at an ordinary or extraordinary shareholders’ meeting. See also “—Meetings of Shareholders”.
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
The board of directors may not delegate certain responsibilities, including the preparation and approval of the draft financial statements, the approval of merger and de-merger plans to be presented to shareholders’ meetings, increases in the amount of the Company’s share capital or the issuance of convertible debentures (if any such power has been delegated to the board of directors by vote of the extraordinary shareholders’ meeting) and the fulfilment of the formalities required when the Company’s capital has to be reduced as a result of accumulated losses that reduce the Company’s stated capital by more than one-third. See also “—Meetings of Shareholders”.

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
Under Italian law, directors may be removed from office at any time by the vote of shareholders at an ordinary shareholders’ meeting. However, if removed in circumstances where there was no just cause, such directors may have a claim for damages against the Company. Directors may resign at any time by written notice to the board of directors and to the chairman of the board of statutory auditors. The board of directors must appoint substitute directors to fill vacancies arising from removals or resignations, subject to the approval of the board of statutory auditors, to serve until the next ordinary shareholders’ meeting. If at any time more than half of the members of the board of directors appointed at a shareholders’ meeting resign, such resignation is ineffective until the majority of the new board of directors has been appointed. In such a case, the remaining members of the board of directors (or the board of statutory auditors if all the members of the board of directors have resigned or ceased to be directors) must promptly call an ordinary shareholders’ meeting to appoint the new directors.

Shareholders determine the remuneration of directors at ordinary shareholders’ meetings at which they are appointed. The board of directors, after consultation with the board of statutory auditors, may determine the remuneration of directors that perform management or other special services for the Company, such as the managing director, within a maximum amount established by the shareholders. Directors are entitled to reimbursement for expenses reasonably incurred in connection with their functions.
Statutory Auditors — In addition to electing the board of directors, the Company’s shareholders elect a board of statutory auditors (Collegio Sindacale), appoint its chairman and set the compensation of its members. At ordinary shareholders’ meetings of the Company, the statutory auditors are elected for a term of three fiscal years, may be re-elected for successive terms and may be removed only for cause and with the approval of a competent court. Expiration of their office will have no effect until a new board is appointed. Membership of the board of statutory auditors is subject to certain good standing, independence and professional requirements, and shareholders must be informed as to the offices the proposed candidates hold in other companies prior to or at the time of their election. In particular, at least one member must be a certified auditor.
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
The statutory auditors may decide to call a meeting of the shareholders or the board of directors, ask the directors information about the management of the Company, carry out inspections and verifications at the Company and exchange information with the Company’s external auditors. Additionally, the statutory auditors have the power to initiate a liability action against one or more directors after adopting a resolution with an affirmative vote by two thirds of the auditors in office. Any shareholder may submit a complaint to the board of statutory auditors regarding facts that such shareholder believes should be subject to scrutiny by the board of statutory auditors, which must take any complaint into account in its report to the shareholders’ meeting. If shareholders collectively representing 5% of the Company’s share capital submit such a complaint, the board of statutory auditors must promptly undertake an investigation and present its findings and any recommendations to a shareholders’ meeting (which must be convened immediately if the complaint appears to have a reasonable basis and there is an urgent need to take action). The board of statutory auditors may report to a competent court serious breaches of directors’ duties.

External Auditor — The corporate law reform requires companies to appoint an external auditor or a firm of external auditors, each of them qualified to act in such capacity under Italian law, that shall verify during the fiscal year, that (i) the company’s accounting records are correctly kept and accurately reflect the company’s activities, and (ii) that the financial statements correspond to the accounting records and the verifications conducted by the external auditors and comply with applicable rules. The external auditor or the firm of external auditors express their opinion on the financial statements in a report that may be consulted by the shareholders prior to the annual shareholders’ meeting.
The external auditor or the firm of external auditors is appointed for a three-year term and its compensation is determined by a vote at an ordinary shareholders’ meeting, having heard the board of statutory auditors, and may be removed only for just cause by a vote of the shareholders’ meeting and with the approval of a competent court.
On May 3, 2007, the Company’s shareholders appointed KPMG S.p.A., with legal offices at Via Vittor Pisani, 25, 20124 Milano, Italy, as its external auditors for a fifth consecutive three-year term.
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
Shareholders’ meetings must be convened at least once a year. The Company’s annual stand-alone financial statements are prepared by the board of directors and submitted for approval to the ordinary shareholders’ meeting, which must be convened within 120 days after the end of the fiscal year to which such financial statements relate. This term may be extended to up to 180 days after the end of the fiscal year, as long as the Company continues to be bound by law to draw up consolidated financial statements or if particular circumstances concerning its structure or its purposes so require. At ordinary shareholders’ meetings, shareholders also appoint the external auditors, approve the distribution of dividends, appoint the board of directors and statutory auditors, determine their remuneration and vote on any matter the resolution or authorization of which is entrusted to them by law.
Extraordinary shareholders’ meetings may be called to vote on proposed amendments to the By-laws, issuance of convertible debentures, mergers and de-mergers, capital increases and reductions, when such resolutions may not be taken by the board of directors. Liquidation of the Company must be resolved by an extraordinary shareholders’ meeting.

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
Shareholders may appoint proxies by delivering in writing an appropriate power of attorney to the Company. Directors, auditors and employees of the Company or of any of its subsidiaries may not be proxies and any one proxy cannot represent more than 20 shareholders.
Preemptive Rights — Pursuant to Italian law, holders of Ordinary Shares or of debentures convertible into shares, if any exist, are entitled to subscribe for the issuance of shares, debentures convertible into shares and rights to subscribe for shares, in proportion to their holdings, unless such issues are for non-cash consideration or preemptive rights are waived or limited by an extraordinary resolution adopted by the affirmative vote of holders of more than 50% of the Ordinary Shares (whether at an extraordinary or adjourned extraordinary meeting) and such waiver or limitation is required in the interest of the Company. There can be no assurance that the holders of ADSs may be able to exercise fully any preemptive rights pertaining to Ordinary Shares.
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
Purchase of Shares by the Company — The Company is permitted to purchase shares, subject to certain conditions and limitations provided for by Italian law. Shares may only be purchased out of profits available for dividends or out of distributable reserves, in each case as appearing on the latest shareholder-approved stand-alone financial statements. Further, the Company may only repurchase fully paid-in shares. Such purchases must be authorized by an ordinary shareholders’ meeting. The number of shares to be acquired, together with any shares previously acquired by the Company or any of its subsidiaries, may not (except in limited circumstances) exceed in the aggregate 10% of the total number of shares then issued and the aggregate purchase price of such shares may not exceed the earnings reserve specifically approved by shareholders. Shares held in excess of such 10% limit must be sold within one year of the date of purchase. Similar limitations apply with respect to purchases of the Company’s shares by its subsidiaries.
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
Shareholders representing more than 10% of the Company’s share capital have the right to report to a competent court serious breaches of the duties of the directors, which may be prejudicial to the Company or to its subsidiaries. In addition, shareholders representing at least 20% of the Company’s share capital may commence derivative suits before a competent court against its directors, statutory auditors and general managers.

The Company may waive or settle the suit unless shareholders holding at least 20% of the shares vote against such waiver or settlement. The Company will reimburse the legal costs of such action in the event that the claim of such shareholders is successful and the court does not award such costs against the relevant directors, statutory auditors or general managers.
Any dispute arising out of or in connection with the By-Laws that may arise between the Company and its shareholders, directors, or liquidators shall fall under the exclusive jurisdiction of the Tribunal of Bari.
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
The Company is subject to the direction and coordination of INVEST 2003 S.r.l..
Certain Contracts
As of December 31, 2006, the Group entrusted approximately 15% of its production needs, primarily relating to the assembly of raw materials and finished parts into finished products, to subcontractors in the Santeramo area.
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
The Italian Legislative Decree no. 49, approved on June 2, 2007, has changed the discipline of dividends. According to such Decree, that has adopted the European regulations No. 2003/123/CE by modifying the art. 27 bis of the Italian Decree No. 600/73, the threshold to benefit from the witholding tax relief on dividends distributed by an Italian subsidiary in favour of its European controlling company is reduced from 25% to 20% starting from 2007.
Furthermore, in case an Italian company is undercapitalized, it can not apply any witholding tax when it pays to a European company within the same group interests that are taxable but exceeding the threshold as set forth by the Italian Decree No. 917/1986.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the Company’s shares or ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends”. Dividends paid on the ADSs will be treated as qualified dividends if (i) the Company is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The Income Tax Convention has been approved for the purposes of the qualified dividend rules. Based on the Company’s audited financial statements and relevant market and shareholder data, the Company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2005 or 2006 taxable year. In addition, based on the Company’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC for its 2007 taxable year.
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
The above is subject to any provisions of an income tax treaty entered into by the Republic of Italy, if the income tax treaty provisions are more favorable. The majority of double tax treaties entered into by Italy, including the Income Tax Convention, in accordance with the OECD Model tax convention, provide that capital gains realized from the disposition of Italian securities are subject to CGT only in the country of residence of the seller.
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

Other Italian Taxes
Estate and Inheritance Tax — As of October 25, 2001, the Italian estate and gift tax has been abolished and consequently any transfer of shares or ADSs occurring by reason of death or gift as of that date is no longer subject to any Italian estate and gift tax.
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
Documents on Display
The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. In accordance therewith, Natuzzi is required to file reports, including annual reports on Form 20-F, and other information with the U.S. Securities and Exchange Commission. These materials, including this annual report on Form 20-F, are available for inspection and copying at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. As a foreign private issuer, we have been required to make filings with the SEC by electronic means since November 4, 2002. Any filings we make electronically will be available to the public over the Internet at the SEC’s website at http://www.sec.gov. The Form 20-F and reports and other information filed by the Company with the Commission will also be available for inspection by ADS holders at the Corporate Trust Office of The Bank of New York at 101 Barclay Street, New York, New York 10286.
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

Exchange Rate Risks
The Group’s foreign exchange rate risks in 2006 arose principally in connection with U.S. dollars, British pounds, Canadian dollars, Australian dollars, Swiss francs, Swedish kroner, Norwegian kroner, Danish kroner, Japanese yen.
As at December 31, 2006 and 2005, the Group had outstanding trade receivables denominated in foreign currencies totaling €55.4 million and €66.7 million, respectively, of which 66.6% and 62.2%, respectively, were denominated in U.S. dollars. On those same dates, the Group had €21.9 million and €23.1 million, respectively, of trade payables denominated in foreign currencies, principally U.S. dollars. See Notes 6 and 12 to the Consolidated Financial Statements included in Item 18 of this annual report.
As at December 31, 2006, the Company was a party to a number of forward exchange contracts (known in Italy as domestic currency swaps) designed to hedge future sales denominated in U.S. dollars and other currencies. The Group does not use foreign exchange contracts for speculative trading purposes. At such date, the notional amounts of such forward exchange contracts aggregated €164.9 million (compared to €140.1 million at December 31, 2005), consisting of forward exchange contracts with notional amounts of U.S. dollar 116.2 million, Canadian dollar 22.4 million, Euro 18.0 million, Swiss franc 4.0 million, Australian dollar 17.0 million, Japanese yen 120.0 million, British pound 10.5 million, Swedish kroner 36.0 million, Danish kroner 6.9 million, and Norwegian kroner 48.0 million. Such contracts had various maturities extending through December 2006. See Note 25 to the Consolidated Financial Statements included in Item 18 of this annual report.
The table below summarizes in thousands of euro equivalent the contractual amounts of forward exchange contracts designed to hedge future cash flows from accounts receivable and sales orders at December 31, 2006 and 2005:

Euro equivalent of contractual amounts of	December 31,
forward exchange contracts as of	2006	2005
U.S. dollars	€90,744	€72,496
Euro	19,154	—
Canadian dollars	15,703	17,698
British pounds	15,121	26,783
Australian dollars	9,934	10,744
Norwegian kroner	6,027	5,928
Swedish kroner	3,887	3,441
Swiss francs	2,584	656
Danish kroner	924	845
Japanese yen	864	1,504

Total	€164,942	€140,095

As at December 31, 2006, these forward exchange contracts had a net unrealized gain of €5.5 million, versus a net unrealized loss of €4.8 million at December 31, 2005. The Group recorded this amount in other income (expense), net in its Consolidated Financial Statements. See Note 24 to the Consolidated Financial Statements included in Item 18 of this annual report.

The following table presents information regarding the contract amount in thousands of euro equivalent and the estimated fair value of all of the Group’s forward exchange contracts. Contracts with unrealized gains are presented as “assets” and contracts with unrealized losses are presented as “liabilities”.

	December 31, 2006		December 31, 2005
	Contract	Fair	Contract	Fair
	Amount	Value	Amount	Value
Assets	137,608	6,141	46,075	392
Liabilities	27,334	(678)	94,020	(5,159)

Total	164,942	5,463	140,095	(4,767)

The Group’s forward exchange contracts as at December 31, 2006 had maturities of maximum 12 months. The potential loss in fair value of the Group’s forward exchange contracts at December 31, 2006 that would have resulted from a hypothetical, instantaneous and unfavorable 10% change in currency exchange rates would have been approximately €11.5 million. This sensitivity analysis assumes an instantaneous unfavorable 10% fluctuation in exchange rates affecting the foreign currencies of the Group’s domestic currency swap contracts.
For the accounting of transactions entered into in an effort to reduce the Group’s exchange rate risks, see Notes 3, 24 and 25 to the Consolidated Financial Statements included in Item 18 of this annual report.
Interest Rate Risks - To a significantly lesser extent, the Group is also exposed to interest rate risk. At December 31, 2006, the Group had €6.6 million (representing less than 1.0% of the Group’s total assets as of that date) in debt outstanding (short-term borrowings and long-term debt, including the current portion of such debt). See Notes 11 and 16 to the Consolidated Financial Statements included in Item 18 of this annual report.
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
Item 15T. Controls and Procedures
Disclosure Controls and Procedures - The Company carried out an evaluation which involved the participation of the Company’s management, including the Chief Executive Officer, Chief Financial Officer and Internal Audit Director, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2006. Disclosure controls and procedures are controls and other procedures that are designed to ensure that (i) information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required and (ii) information required to be disclosed in the reports the Company files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
Based on the Company’s evaluation of its disclosure controls and procedures and the material weaknesses in the Company’s internal control over financial reporting described below, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were not effective as of December 31, 2006.
Management’s annual report on internal control over financial reporting - The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.
To evaluate the effectiveness of the Company’s internal control over financial reporting, management, including the Chief Executive Officer and the Chief Financial Officer, used the criteria described in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

A material weakness in internal control over financial reporting is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. In connection with its assessment of the Company’s internal control over financial reporting, management identified the following material weaknesses in the Company’s internal control over financial reporting as of December 31, 2006:
1. The Company did not always maintain documented and effective policies, procedures and controls for the application of group accounting principles and its financial close and reporting process.
2. The Company did not maintain a sufficient complement of personnel, particularly at its foreign subsidiaries, with an appropriate level of knowledge, experience and training in the application of group accounting principles and internal control over financial reporting commensurate with its financial reporting obligations.
3. The Company did not maintain effective control over the access to, and the development, implementation and management of, software applications and database.
The control deficiencies described above could result in misstatements of account balances or disclosures that would not be detected or prevented and could be material to the annual or interim consolidated financial statements. Accordingly, management has concluded that each of the control deficiencies noted above constitutes a material weakness and that the Company’s internal control over financial reporting was not effective as of December 31, 2006.
Ongoing Remediation of Control Deficiencies in Internal Control Over Financial Reporting - The Group has a SOX Unit located in its headquarters in Santeramo in Colle, Italy, which is focused on identifying and assessing issues related to the control deficiencies in the Group’s internal control over financial reporting, proposing solutions and supporting specific implementation plans to improve financial controls and remediate the identified control deficiencies. Specialized personnel at each subsidiary support the activities of the SOX Unit. The Company intends to remediate all of the identified material weaknesses by the time we file our Annual Report on form 20-F for the year ending December 31, 2007. There can be no assurance, however, that the Company will effectively remediate all material weaknesses by that time or that additional material weaknesses will not arise in the future.
The most important actions the Group has taken during the first months of 2007 in order to remedy control deficiencies are as follows:
1. adopted a Group Accounting Handbook;
2. formalized an accounting training program for employees, including specific training relating to the group accounting principles and related disclosures;
3. created a new process for period-end financial reporting, including a new software application that, in addition to the new Group Accounting Handbook, will allow for the timely and accurate presentation and review of financial statement accounts and disclosures;

4. established new Information Systems Procedures aimed at (i) reducing the risk of unauthorized access to the systems, and (ii) separating the development, test and implementation stages of new applications, updated control procedures and test plans for assessing new policies, processes and procedures
This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.
Changes in Internal Control Over Financial Reporting — There has been no change in the Company’s internal control over financial reporting during 2006 that has materially affected, or is reasonably likely to materially affect the Company’s internal control over financial reporting. The ongoing remediation during 2007 is described above.
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
Item 16.B Code of Ethics
The Company has adopted a code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act. This code of ethics applies, among others, to the Company’s Chief Executive Officer and Chief Financial Officer. The Company’s code of ethics is downloadable from its website at www.natuzzi.com/codeofethics/ or can be requested in hard copy at no charge by e-mail at investor_relations@natuzzi.com. If the Company amends the provisions of its code of ethics that apply to the Company’s Chief Executive Officer and Chief Financial Officer, or if the Company grants any waiver of such provisions, it will disclose such amendment or waiver on its website at the same address.
Item 16.C Principal Accountant Fees and Services
The following table sets forth the aggregate fees billed to the Company by its independent auditors, KPMG in Italy and abroad during the fiscal years ended December 31, 2006 and 2005, for audit fees, audit-related fees, tax fees and all other fees.

	2006	2005
	(in euros)
Audit fees	595,000	558,412
Audit-related fees	—	—
Tax fees	—	—
Other fees	—	—

Total fees	595,000	558,412

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

Item 16.D Exemptions from the Listing Standards for Audit Committees.
The Company is relying on the exemption from listing standards for audit committees provided by Exchange Act Rule 10A-3(c)(3). The basis for this reliance is that the Company’s board of statutory auditors meets the following requirements set forth in Exchange Act Rule 10A-3(c)(3):
—	the board of statutory auditors is established and selected pursuant to Italian law expressly permitting such a board;

—	the board of statutory auditors is required under Italian law to be separate from the Company’s board of directors;

—	the board of statutory auditors is not elected by management of the Company and no Executive Officer of the Company is a member of the board of statutory auditors;

—	Italian Law provides for standards for the independence of the board of statutory auditors from the Company and its management;

—
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

—	to the extent permitted by Italian law, the audit committee requirements of paragraphs (b)(3), (b)(4) and (b)(5) of Rule 10A-3 apply to the Board of Statutory Auditors.
The Company’s reliance on Rule 10A-3(c)(3) does not, in its opinion, materially adversely affect the ability of its Board of Statutory Auditors to act independently and to satisfy the other requirements of Rule 10A-3.
Item 16.E Purchases of Equity Securities by the Issuer and Affiliated Purchasers
From January 1, 2006, to December 31, 2006, no purchases were made by or on behalf of the Company or any affiliated purchaser of the Company’s Ordinary Shares or ADSs.

PART III
Item 17. Financial Statements
Not applicable.
Item 18. Financial Statements
Item 19. Exhibits
1.1	English translation of the by-laws (Statuto) of the Company, as amended and restated as of January 23, 2007.
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

Report of Independent Registered Public Accounting Firm
To the Shareholders of
Natuzzi S.p.A.
We have audited the accompanying consolidated balance sheets of Natuzzi S.p.A. and subsidiaries (the ‘Natuzzi Group’) as of December 31, 2006 and 2005 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the management of Natuzzi S.p.A.. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Natuzzi Group as of December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with established accounting principles in the Republic of Italy.
As discussed in Note 3 (d), the Natuzzi Group adopted the new Italian accounting standard No. 17, “Consolidated Financial Statements”, with regard to the translation of the financial statements of foreign subsidiaries, effective December 31, 2005.
Established accounting principles in the Republic of Italy vary in certain significant respects from generally accepted accounting principles in the United States of America. Information relating to the nature and effect of such differences is presented in note 27 to the consolidated financial statements.
KPMG S.p.A.
Bari, Italy
June 22, 2007

Natuzzi S.p.A. and Subsidiaries
Consolidated Balance Sheets as at December 31, 2006 and 2005
(Expressed in thousands of euros)

	December 31,	December 31,
	2006	2005
ASSETS
Current assets:
Cash and cash equivalents (note 4)	128,109	89,723
Marketable debt securities (note 5)	5	5
Trade receivables, net (note 6)	119,274	123,608
Other receivables (note 7)	44,681	46,256
Inventories (note 8)	100,358	115,690
Unrealized foreign exchange gains (note 25)	5,463	—
Prepaid expenses and accrued income	1,955	2,551
Deferred income taxes (note 14)	7,463	6,632

Total current assets	407,308	384,465

Non current assets:
Property plant and equipment (note 9 and 22)	405,870	407,847
Less accumulated depreciation (note 9 and 22)	(159,547)	(145,054)

Net property, plant and equipment	246,323	262,793
Other assets (note 10)	18,752	16,616
Deferred income taxes (note 14)	2,291	1,064

Total assets	674,674	664,938

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings (note 11)	3,801	7,727
Current portion of long-term debt (note 16)	318	426
Accounts payable-trade (note 12)	79,519	73,533
Accounts payable-other (note 13)	23,067	24,768
Unrealized foreign exchange losses (note 25)	—	4,767
Income taxes (note 14)	4,611	2,907
Salaries, wages and related liabilities (note 15)	21,674	22,083

Total current liabilities	132,990	136,211

Long-term liabilities:
Employees’ leaving entitlement (note 3 (o) )	35,269	32,274
Long-term debt (note 16)	2,433	3,582
Deferred income for capital grants (note 3 (n) )	14,075	14,779
Other liabilities (note 17)	10,460	4,358

Minority interest (note 18)	605	709

Shareholders’ equity (note 19) :
Share capital	54,739	54,682
Reserves	42,292	42,292
Additional paid-in capital	8,282	8,282
Retained earnings	373,529	367,769

Total shareholders’ equity	478,842	473,025

Committments and contingent liabilities (notes 21 and 25)	—	—
Total liabilities and shareholders’ equity	674,674	664,938

See accompanying notes to the consolidated financial statements

Natuzzi S.p.A. and Subsidiaries
Consolidated Statements of Operations
Years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of euros except per share data)

	2006	2005	2004
Net sales (note 22)	735,439	669,926	753,434
Cost of sales (note 23)	(490,563)	(459,492)	(484,601)

Gross profit	244,876	210,434	268,833

Selling expenses	(186,238)	(182,169)	(188,182)
General and administrative expenses	(42,164)	(42,955)	(40,673)

Operating income (loss)	16,474	(14,690)	39,978

Other income (expense), net (note 24)	2,847	2,960	(3,892)

Earnings (loss) before taxes and minority interest	19,321	(11,730)	36,086

Income taxes (note 14)	(7,085)	(3,110)	(17,650)

Earnings (loss) before minority interest	12,236	(14,840)	18,436

Minority interest	103	216	(83)

Net earnings (loss)	12,339	(14,624)	18,353

Basic earnings (loss) per share (note 3 (x))	0.23	(0.27)	0.34

Diluted earnings (loss) per share (note 3 (x))	0.23	(0.27)	0.34

See accompanying notes to the consolidated financial statements

Natuzzi S.p.A. and Subsidiaries
Consolidated Statements of Changes in Shareholders’ Equity
Years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of euros except number of ordinary shares)

	Share capital			Additional
	Number of			paid-in	Retained
	ordinary shares	Amount	Reserves	capital	earnings	Total
Balances at December 31, 2003	54,681,628	57,526	80,236	8,282	369,019	515,063

Dividends distributed	—	—	—	—	(7,655)	(7,655)
Treasury shares cancelled	—	(2,844)	(37,828)	—	2,844	(37,828)
Transfer for liquidation of subsidiary	—	—	(116)	—	116	—
Net earnings	—	—	—	—	18,353	18,353

Balances at December 31, 2004	54,681,628	54,682	42,292	8,282	382,677	487,933

Dividends distributed	—	—	—	—	(3,828)	(3,828)
Exchange difference on translation of financial statements	—	—	—	—	3,544	3,544
Net loss	—	—	—	—	(14,624)	(14,624)

Balances at December 31, 2005	54,681,628	54,682	42,292	8,282	367,769	473,025

Increase share capital	56,910	57	—	—	(57)	—
Exchange difference on translation of financial statements	—	—	—	—	(6,522)	(6,522)
Net earnings	—	—	—	—	12,339	12,339

Balances at December 31, 2006	54,738,538	54,739	42,292	8,282	373,529	478,842

See accompanying notes to the consolidated financial statements

Natuzzi S.p.A. and Subsidiaries
Consolidated Statements of Cash Flows
Years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of euros)

	2006	2005	2004
Cash flows from operating activities:
Net earnings (loss)	12,339	(14,624)	18,353

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	30,281	33,042	34,068
Employees’ leaving entitlement	6,778	6,877	7,435
Deferred income taxes	(2,058)	(6,300)	(651)
Minority interest	(104)	(216)	83
(Gain) loss on disposal of assets	768	(149)	(3,468)
Unrealized foreign exchange losses and (gains)	(10,230)	11,868	621
Deferred income for capital grants	(1,309)	(5,616)	(874)

Change in assets and liabilities:
Receivables, net	1,883	10,580	28,052
Inventories	15,444	(1,546)	(16,637)
Prepaid expenses and accrued income	596	(141)	(240)
Accounts payable	4,285	(7,443)	6,659
Income taxes	1,704	386	(1,737)
Salaries, wages and related liabilities	(445)	3,318	2,641
Other liabilities	6,102	(1,001)	(357)
Employees’ leaving entitlement	(3,854)	(4,526)	(4,795)

Total adjustments	49,841	39,133	50,800

Net cash provided by operating activities	62,180	24,509	69,153

Cash flows from investing activities:
Property, plant and equipment:
Additions	(15,563)	(20,917)	(51,860)
Disposals	1,057	916	9,407
Other assets	(3,560)	(1,361)	(893)
Government grants received	605	1,002	—
Purchase of business, net of cash acquired	(250)	(1,985)	(100)
Disposal of business	—	—	5,475

Net cash used in investing activities	(17,711)	(22,345)	(37,971)

	2006	2005	2004
Cash flows from financing activities:
Long-term debt:
Proceeds	363	533	1,284
Repayments	(1,620)	(2,094)	(1,349)
Short-term borrowings	(3,926)	1,628	1,820
Dividends paid to shareholders	—	(3,828)	(7,655)
Dividends paid to minority interests	—	—	(61)

Net cash used in financing activities	(5,183)	(3,761)	(5,961)

Effect of translation adjustments on cash	(900)	3,980	(1,446)

Increase in cash and cash equivalents	38,386	2,383	23,775

Cash and cash equivalents, beginning of the year	89,723	87,340	63,565

Cash and cash equivalents, end of the year	128,109	89,723	87,340

Supplemental disclosure of cash flow information:

Cash paid during the year for interest	1,400	951	1,003

Cash paid during the year for income taxes	6,555	6,659	9,293

Non cash investing activties	3,093	—	—

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
The subsidiaries included in the consolidation at December 31, 2006, together with the related percentages of ownership, are as follows:

	Percent of
Name	ownership	Registered office	Activity
Italsofa Bahia Ltd	97.99	Bahia, Brazil	(1)
Minuano Nordeste S.A.	100.00	Pojuca, Brazil	(1)
Italsofa Shanghai Ltd	100.00	Shanghai, China	(1)
Softaly Shanghai Ltd	100.00	Shanghai, China	(1)
Italsofa Romania	100.00	Baia Mare, Romania	(1)
Natco S.p.A.	99.99	Bari, Italy	(2)
I.M.P.E. S.p.A.	90.83	Qualiano,Italy	(3)
Nacon S.p.A.	100.00	Bari, Italy	(4)
Lagene S.r.l.	100.00	Bari, Italy	(4)
Natuzzi Americas Inc.	100.00	High Point, NC, USA	(4)
Natuzzi Iberica S.A.	100.00	Madrid, Spain	(4)
Natuzzi Switzerland AG	97.00	Kaltbrunn, Switzerland	(4)
Natuzzi Nordic	100.00	Copenaghen, Denmark	(4)
Natuzzi Benelux S.A.	100.00	Geel, Belgium	(4)
Natuzzi Germany Gmbh	100.00	Dusseldorf, Germany	(4)
Natuzzi Sweden AB	100.00	Stockholm, Sweden	(4)
Natuzzi Japan KK	100.00	Tokyo, Japan	(4)
Natuzzi Services Limited	100.00	London, UK	(4)
Italholding S.r.l.	100.00	Bari, Italy	(5)
Natuzzi Netherlands Holding	100.00	Amsterdam, Holland	(5)
Natuzzi Trade Service S.r.l.	100.00	Bari, Italy	(6)
Natuzzi United Kingdom Limited	100.00	London, UK	(7)
Kingdom of Leather Limited	100.00	London, UK	(7)
La Galleria Limited	100.00	London, UK	(7)

(1)	Manufacture and distribution

(2)	Intragroup leather dyeing and finishing

(3)	Production and distribution of polyurethane foam

(4)	Distribution

(5)	Investment holding

(6)	Transportation services

(7)	Dormant

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
In June 2006 the Company acquired 100% of a business composed by four “Divani & Divani by Natuzzi” stores, located in Milan area, for a consideration of 3,093. This business was operating as a Natuzzi franchisee. Prior to the date of the acquisition the franchisee agreement between Natuzzi and the original business had expired under the original terms. The primary reason for this acquisition was the opportunity to maintain the market presence in the Milan area. The main factor that contributed to the determination of the purchase price was the presence of the stores in key locations. The acquisition was accounted for using the purchase price method and it resulted in a goodwill of 2,600, which represents the excess of the purchase price over the fair value of assets acquired and liabilities assumed. The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at date of acquisition.

Goodwill	2,600
Fixed assets	132
Leasehold improvements	468
Current liabilities	(107)

Purchase price	3,093

The purchase price of this acquired business was not paid in cash but through an offset with trade receivables due from the selling shareholder and amounting to 3,093. The results of this business acquisition have been included in the consolidated statement of operations from the date of the acquisition.
In September 2006 the Company acquired 100% of a business composed by two “Divani & Divani by Natuzzi” stores, located in Reggio Emilia and Modena, for a cash consideration of 250. This business was operating as a Natuzzi franchisee. At the date of the acquisition the franchisee agreement between Natuzzi and the original business had not expired. The primary reason for this acquisition was the opportunity to maintain the market presence in the Emilia Romagna region. The main factor that contributed to the determination of the purchase price was the presence of the stores in key locations. The acquisition was accounted for using the purchase price method and it resulted in a goodwill of 100, which represents the excess of the purchase price over the fair value of assets acquired and liabilities assumed. The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at date of acquisition.

Goodwill	100
Fixed assets	38
Current assets	112

Purchase price	250

The results of this business acquisition have been included in the consolidated statement of operations from the date of the acquisition.

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
During 2005 the Company tried to sell to third party its twelve stores located in United Kingdom. But in December 2005, due to the impossibility to find an acquirer, the Company decided to close down this business through the adoption of the following actions: (a) in January 2006 the Company incorporated a new subsidiary in United Kingdom (Natuzzi Service Limited) to which it transferred three stores and part of the corporate net assets; (b) during March 2006 the Company closed down the remaining nine stores that had poor earning performances and did not produce positive cash flow. The stores closed down continued to trade until the end of March in order to sell out all the stock in house.
In January 2006 the Company incorporated a new subsidiary, Natuzzi Service Limited, which owns some stores and provides sales support for the Group in the United Kingdom.
During 2006 in an effort to maximize the efficiency of the Group’s organizational structure two Italian subsidiaries, Divani Due S.r.l. and Koineè S.r.l., were merged into Nacon S.p.A..
During 2006 the subsidiaries Natuzzi Asia Ltd and Kingdom of Leather Trustees Limited were wound up.
In April 2005, the Company acquired 100% of the equity interest in Koineè S.r.l. (Koineè), an Italian enterprise that was operating as a Natuzzi franchisee, for a cash consideration of 297. This enterprise operated seven stores under “Divani & Divani by Natuzzi” trade name. Prior to the date of acquisition the franchise agreement between Natuzzi and Koineè had expired under the original terms. The stores are located in the Abruzzo and Marche regions of Italy. The primary reason for this acquisition was the opportunity to maintain the market presence in the aforementioned regions. The main factor that contributed to the determination of the price was the presence of the stores in key geographic locations. The acquisition was accounted for using the purchase method and it resulted in a goodwill of 1,664, which represents the excess of the purchase price over the fair value of assets acquired and liabilities assumed. The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at date of acquisition.

Current assets	1,107
Goodwill	1,664
Other non current assets	1,634
Current liabilities	(2,080)
Non current liabilities	(306)

Purchase price	2,019

The purchase price was composed of the consideration paid 297, plus the offset of trade receivables from Koineè S.r.l., amounting to 1,722 at the date of acquisition. The pre-acquistion results for 2005 of this business acquisition have been included in the consolidated statement of operations of the Company for the entire year ended at December 31, 2005.

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
In November 2005, the Company acquired 100% of a business composed by seven stores “Divani & Divani by Natuzzi”, located in Rome, for a cash consideration of 688. This business was operating as a Natuzzi’s franchisee. Prior to the date of acquisition the franchise agreement between Natuzzi and the original business had expired under the original terms. The primary reason for this acquisition was the opportunity to maintain the market presence in the capital city of Rome. The main factor that contributed to the determination of the purchase price was the presence of the stores in key street locations in Rome. The acquisition was accounted for using the purchase method and it resulted in a goodwill of 3,709, which represents the excess of the purchase price over the fair value of assets acquired and liabilities assumed. The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at date of acquisition.

Current assets	710
Goodwill	3,709
Fixed assets	221
Leasehold improvements	313
Non current liabilities	(143)

Purchase price	4,810

The purchase price was composed by the consideration paid of 688, plus the offset of trade receivables due from the vendor, and amounting to 4,122 at the date of acquisition. The results of this business acquisition have been included in the consolidated statements of operations from the date of acquisition.
On December 23, 2005 the Company acquired an entity for which its sole asset was a store located in the centre of Milan’s main shopping and commercial area. The cash consideration paid by the Company for this acquisition was 1,000. At the date of acquisition there were no employees, inventory or revenues associated with this asset. During 2006, the Company started some construction work in order to set up in the store Natuzzi’s layout selling system. The acquisition resulted in a goodwill of 600, which represents the excess of purchase price over fair value of the acquired net assets. The fair value of assets acquired is as follows:

Goodwill	600
Leasehold improvements	400

Cash paid	1,000

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
The main factors that have contributed to the determination of the consideration paid were: (a) presence of store in a key geographic location; (b) space of the store that is very large for a central location (approximately 1,000 square meters); (c) advertising of Natuzzi’s “trademark” and “product” in the heart of Milan shopping area.
In 2005 the Company incorporated two new subsidiaries, Natuzzi Sweden AB and Natuzzi Japan KK, which provides sales support for the Group in the respective countries.
During December 2004 the Company sold 100% of the outstanding common shares of Spagnesi S.p.A. to a third party, for cash consideration of 5,475. Spagnesi S.p.A. was a manufacturing facility located in the North of Italy (near to Florence), specialized in the production of a particular line of traditional leather sofas. As of the date of the disposal all products of this enterprise were bought by Natuzzi. In particular, on the basis of the disposal agreement Natuzzi continued to buy up to approximately 12,000 of products from Spagnesi S.p.A. at current market prices for a certain period. However, the Company was under no obligation to make such purchases.
In 2004 Style and Comfort S.r.l. was merged into Natuzzi S.p.A..
In January 2004 the Company incorporated a new subsidiary, Natuzzi Germany Gmbh, which provides sales support for the Group in Germany.
During 2004 the Company incorporated two new subsidiaries Nacon S.r.l. and Italholding S.r.l.
2.	Basis of preparation
The financial statements utilized for the consolidation are the financial statements of each Group company at December 31, 2006, 2005 and 2004. The 2006, 2005 and 2004 financial statements have been approved by the respective shareholders of the relevant companies. The 2006 consolidated financial statements have been approved by the Board of Directors of the Company.
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

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
3.	Summary of significant accounting policies
The significant accounting policies followed in the preparation of the consolidated financial statements are outlined below.
a)	Principles of consolidation
The consolidated financial statements include all affiliates and companies that Natuzzi directly or indirectly controls, either through majority ownership or otherwise. Control is presumed to exist where more than one-half of a subsidiary’s voting power is controlled by the Company or the Company is able to govern the financial and operating policies of a subsidiary or control the removal or appointment of a majority of a subsidiary’s board of directors. Where an entity either began or ceased to be controlled during the year, the results of operations are included only from the date control commenced or up to date control ceased. However, the pre-acquisition results of an acquired entity could be reflected in the operating results of the acquiring entity provided that the acquisition is completed within 6 months of the beginning of the acquiring entity’s fiscal year.
The assets and liabilities of subsidiaries are consolidated on a line-by-line basis and the carrying value of intercompany investments held is eliminated against the related shareholder’s equity accounts. The minority interests of consolidated subsidiaries are separately classified in the consolidated balance sheets and statements of operations. All intercompany balances and transactions are eliminated in consolidation.
b)	Foreign currency transactions
Foreign currency transactions are recorded at the exchange rates applicable at the transaction dates. Assets and liabilities denominated in foreign currency are remeasured at year-end exchange rates. Foreign exchange gains and losses resulting from the remeasurement of these assets and liabilities are included in other income (expense), net, in the consolidated statements of operations.
c)	Forward exchange contracts
The Group enters into forward exchange contracts (known in Italian financial markets as domestic currency swaps) to manage its exposure to foreign currency risks. The Company does not enter into these contracts on a speculative basis, nor is hedge effectiveness constantly monitored. As a consequence of this, forward exchange contracts are not used to hedge any on — or off-balance sheet items. Therefore, at December 31, 2006, 2005 and 2004 all unrealized gains or losses on such contracts are recorded in other income (expense), net, in the consolidated statements of operations.
d)	Financial statements of foreign operations
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

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
During September 2005, effective as of December 31, 2005, the Italian Accounting Profession has changed the Italian accounting standard N. 17, “Consolidated Financial Statements” with regard to the translation of the financial statements of a foreign subsidiary expressed in a foreign currency.
Under the previous accounting standard an Italian parent company was allowed to translate the financial statements of a foreign subsidiary expressed in a foreign currency using the following two methodologies:
(a) if the foreign subsidiary was considered an integral part of the parent company due to various factors including intercompany transactions, financing, and cash flow indicators, its financial statements expressed in the foreign currency were translated directly into euro from the local currency as follows: (i) year-end exchange rate for monetary assets and liabilities, (ii) historical exchange rates for non monetary assets and liabilities, share capital and retained earnings, and (iii) average exchange rates during the year for revenues and expenses except for those revenues and expenses related to assets and liabilities translated at historical exchange rates. The resulting exchange differences on translation were recognized in other income (expense), net, in the consolidated statements of operations;
(b) if the foreign subsidiary was not considered an integral part of a parent company, its financial statements expressed in the foreign currency were translated directly into euro as follows: (i) year-end exchange rate for assets and liabilities, (ii) historical exchange rates for share capital and retained earnings, and (iii) average exchange rates during the year for revenues and expenses. The resulting exchange differences on translation were recorded as a direct adjustment to shareholders’ equity.
As indicated above, effective as of December 31, 2005, the Italian Accounting Profession has eliminated option (a) indicated above.
Therefore, under Italian GAAP as from December 31, 2005 an Italian parent company must translate the financial statements of a foreign subsidiary expressed in a foreign currency using only option (b) indicated above. This means that the financial statements of a foreign subsidiary expressed in the foreign currency must be translated directly into euro as follows: (i) year-end exchange rate for assets and liabilities, (ii) historical exchange rates for share capital and retained earnings, and (iii) average exchange rates during the year for revenues and expenses. The resulting exchange differences on translation are recorded as a direct adjustment to shareholders’ equity. This approach effectively ignores the operating environment of the foreign entity, in particular if the local currency is also the functional currency.

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
At December 31, 2005 the change in the application of this accounting principle resulted in an increase of 3,544 of shareholders’ equity, with no effect on the net loss. Had the new Italian standard not been adopted in 2005, the Company would have recognized, in 2005, a foreign exchange gain of 1,684 in the consolidated statement of operations. The comparative financial statements of prior years have not been adjusted to apply the new Italian GAAP foreign currency translation standard retrospectively.
e)	Cash and cash equivalents
The Company classifies as cash and cash equivalents cash on hand, amounts on deposit and on account in banks and cash invested temporarily in various instruments with maturities of three months or less at time of purchase.

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
f)	Marketable debt securities
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
Realized gains and losses are charged to other income (expense), net.
g)	Accounts receivable and payable
Receivables are stated at nominal value net of an allowance for doubtful accounts. Payables are stated at face value.
h)	Inventories
Raw materials are stated at the lower of cost (determined under the specific cost method for leather hides and under the weighted-average method for other raw materials) and replacement cost.
Goods in process and finished goods are valued at the lower of production cost and net realizable value. Production cost includes direct production costs and production overhead costs. The production overhead costs are allocated to inventory based on the manufacturing facility’s normal capacity.
The provision for slow moving and obsolete raw materials and finished goods is based on the estimated realizable value net of the costs of disposal.
i)	Property, plant and equipment
Property, plant and equipment is stated at historical cost, except for certain buildings which were revalued in 1983, 1991 and 2000 according to Italian revaluation laws. Maintenance and repairs are expensed; significant improvements are capitalized and depreciated over the useful life of the related assets. The cost or valuation of fixed assets is depreciated on the straight-line method over the estimated useful lives of the assets (refer to note 9). The related depreciation expense is allocated to cost of goods sold, selling expenses and general and administrative expenses based on the usage of the assets.
j)	Treasury shares
Treasury shares are accounted for as non-current assets and an amount equal to the cost of shares acquired is reclassified from retained earnings to an undistributed treasury shares reserve (see note 19). Treasury shares are stated at cost and when a permanent impairment loss exists at the balance sheet date a valuation allowance is established and recorded as a charge to other income (expense), net.

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
k)	Other assets
Other assets primarily include trademarks and patents, goodwill and certain deferred costs. These assets are stated at the lower of amortized cost or recoverable amount. The carrying amount of other assets are reviewed to determine if they are in excess of their recoverable amount, based on discounted cash flows, at the consolidated balance sheet date. If the carrying amount exceeds the recoverable amount, the asset is written down to the recoverable amount.
Trademarks, patents and goodwill are amortized on a straight-line basis over a period of five years.
l)	Impairment of long-lived assets and long-lived assets to be disposed of
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
m)	Income taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for losses available for carryforward in the various tax jurisdictions. Deferred tax assets are reduced by a valuation allowance to an amount that is more likely than not to be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.
n)	Government grants
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
Until December 31, 2000 capital grants were recorded, net of tax, within reserves in shareholders’ equity. As from January 1, 2001 all new capital grants are recorded in the consolidated balance sheet initially as deferred income and subsequently recognized in the consolidated statement of operations as revenue on a systematic basis over the useful life of the related asset.
In addition when capital grants are received after the year in which the related assets are acquired, the depreciation of the capital grants is recognized as income as follows: (a) the depreciation of the grants related to the amortization of the assets recorded in statements of operations in the years prior to the date in which the grants are received, is recorded in other income (expense), net; (b) the depreciation of the grants related to the amortization of the assets recorded in statements of operations of the year, is recorded in net sales (see note 24).
At December 31, 2006 and 2005 the deferred income for capital grants shown in the consolidated balance sheet amounts to 14,075 and 14,779, respectively.
The amortization of these grants recorded in net sales of the consolidated statement of operations for the years ended December 31, 2006, 2005 and 2004, amounts to 1,111, 1,239 and 864, respectively.
Cost reimbursement grants relating to training and other personnel costs are credited to income when received from government agencies.
o)	Employees’ leaving entitlement
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
The expense recorded for the leaving entitlement for the years ended December 31, 2006, 2005 and 2004 was 6,778, 6,877 and 7,435, respectively.

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
The number of workers employed by the Group totalled 8,133 and 7,846 at December 31, 2006 and 2005, respectively.
p)	Net sales
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
q)	Shipping and handling costs
Shipping and handling costs sustained to transport products to customers are expensed in the periods incurred and are included in selling expenses. Shipping and handling expenses recorded for the years ended December 31, 2006, 2005 and 2004 were 69,433, 69,730 and 70,329, respectively.
r)	Advertising costs
Advertising costs are expensed in the periods incurred and are included in selling expenses. Advertising expenses recorded for the years ended December 31, 2006, 2005 and 2004 were 31,621, 31,273 and 33,855, respectively.
s)	Commission expense
Commissions payable to sales representatives and the related expenses are recorded at the time shipments are made by the Group to customers. Commissions are not paid until payment for the related sale’s invoice is remitted to the Group by the customer.
t)	Warranties
Warranties are estimated and provided for in the year of sales. Such allowances are made based on historical trends. The Company has the ability to make a reasonable estimate of such allowances due to large volumes of homogeneous transactions and historical trends.
u)	Research and development costs
Research and development costs are expensed in the periods incurred.

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
v)	Contingencies
Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.
w)	Use of estimates
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
x)	Earnings per share
Basic earnings per share is calculated by dividing net earnings attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period after considering the effect of outstanding treasury shares. Diluted earnings per share include the effects of the possible issuance of ordinary shares under share grants and option plans in the determination of the weighted average number of ordinary shares outstanding during the period. In 2006 and 2005 share grants and options of 332,959 and 139,520, respectively, were excluded as their effect was anti dilutive. The following table provides the amounts used in the calculation of earnings (loss) per share:

	2006	2005	2004
Net earnings (loss) attributable to ordinary shareholders	12,339	(14,624)	18,353

Weighted-average number of ordinary shares outstanding during the year	54,733,796	54,681,628	54,681,628

Increase resulting from assumed conversion of share grants and options	—	—	27,576

Weighted-average number of ordinary shares and potential shares outstanding during the year	54,733,796	54,681,628	54,709,204

4.	Cash and cash equivalents

Cash and cash equivalents are analyzed as follows:

	2006	2005
Cash on hand	510	510
Bank accounts in Euro	16,746	18,491
Bank accounts in foreign currencies	110,798	70,699
Money market instruments	55	23

Total	128,109	89,723

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
5.	Marketable debt securities

Details regarding marketable debt securities are as follows:

	2006	2005
Foreign corporate bonds	5	5
Italian government bonds	—	—

Total	5	5

Further information regarding the Group’s investments in marketable debt securities is as follows:

		Gross unrealized		Fair
2006	Cost	Gains	Losses	value
Foreign corporate bonds	5	—	—	5
Italian government bonds	—	—	—	—

Total	5	—	—	5

		Gross unrealized		Fair
2005	Cost	Gains	Losses	value
Foreign corporate bonds	5	—	—	5
Italian government bonds	—	—	—	—

Total	5	—	—	5

The contractual maturity of the Group’s marketable debt securities at December 31, 2006 is between 1 — 5 years.
6.	Trade receivables, net

Trade receivables are analyzed as follows:

	2006	2005
North American customers	37,408	48,257
Other foreign customers	54,217	47,127
Domestic customers	32,163	31,781
Trade bills receivable	1,543	1,602

Total	125,331	128,767
Allowance for doubtful accounts	(6,057)	(5,159)

Total trade receivables, net	119,274	123,608

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
Trade receivables are due primarily from major retailers who sell directly to their customers.
As of December 31, 2006, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2006, the Company had customers who exceeded 5% of trade receivables and/or net sales as follows:

Trade receivables	N° of customers	%on trade receivables
2006	2	16%
2005	2	16%
2004	1	9%

Net sales	N° of customers	%net sales
2006	2	18%
2005	2	13%
2004	1	6%
The Company insures with a third party its collection risk in respect of a significant portion of accounts receivable outstanding balances, and estimates an allowance for doubtful accounts based on the insurance in place, the credit worthiness of its customers, as well as general economic conditions.
The following table provides the movements in the allowance for doubtful accounts:

	2006	2005	2004
Balance, beginning of year	5,159	5,434	5,662
Charges-bad debt expense	1,695	1,326	1,297
Reductions-write off of uncollectible accounts	(797)	(1,601)	(1,525)

Balance, end of year	6,057	5,159	5,434

Trade receivables denominated in foreign currencies at December 31, 2006 and 2005 totalled 55,418 and 66,744, respectively. These receivables consist of the following:

	2006	2005
U.S. dollars	36,938	41,549
Australian dollars	5,440	5,853
British pounds	4,760	5,470
Canadian dollars	4,023	7,405
Other currencies	4,257	6,467

Total	55,418	66,744

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
7.	Other receivables

Other receivables are analyzed as follows:

	2006	2005
Government capital grants	11,798	11,798
Receivable from tax authorities	11,642	10,343
VAT	10,133	13,867
Advances to suppliers	3,301	2,264
Other	7,807	7,984

Total	44,681	46,256

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
8.	Inventories

Inventories are analyzed as follows:

	2006	2005
Leather and other raw materials	61,060	68,481
Goods in process	10,696	13,294
Finished products	28,602	33,915

Total	100,358	115,690

9.	Property, plant and equipment and accumulated depreciation
Fixed assets are listed below together with accumulated depreciation.

	Cost or	Accumulated	Annual rate of
2006	valuation	depreciation	depreciation
Land	17,194	—	—
Industrial buildings	184,780	(39,475)	2-10%
Machinery and equipment	113,910	(72,290)	10-25%
Airplane	24,075	(5,056)	6%
Office furniture and equipment	27,159	(19,754)	10-20%
Retail gallery and store furnishings	26,237	(15,515)	25-35%
Transportation equipment	5,755	(4,632)	20-25%
Leasehold improvements	5,252	(2,825)	10-20%
Construction in progress	619	—	—
Advances to suppliers	889	—	—

Total	405,870	(159,547)

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

	Cost or	Accumulated	Annual rate of
2005	valuation	depreciation	depreciation
Land	17,463	—	—
Industrial buildings	182,750	(35,543)	2-10%
Machinery and equipment	118,097	(69,968)	10-25%
Airplane	24,075	(3,611)	6%
Office furniture and equipment	25,472	(18,033)	10-20%
Retail gallery and store furnishings	24,070	(11,339)	25-35%
Transportation equipment	5,762	(4,354)	20-25%
Leasehold improvements	4,133	(2,206)	10-20%
Construction in progress	5,442	—	—
Advances to suppliers	583	—	—

Total	407,847	(145,054)

Construction in progress relates principally to manufacturing facilities.

10.	Other assets

Other assets consist of the following:

	2006	2005
Goodwill	13,977	11,277
Equity in affiliated enterprises	3,867	3,867
Others	16,786	13,274

Total, gross	34,630	28,418
Less accumulated amortization	(15,878)	(11,802)

Total, net	18,752	16,616

At December 31, 2006 and 2005 the net book value of goodwill may be analyzed as follows:

	2006	2005
Gross carrying amount	13,977	11,277
Less accumulated depreciation	(4,676)	(2,155)

Net book value	9,301	9,122

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
At December 31, 2006 and 2005 the net book value of goodwill arising from business acquisitions amounts to 9,301 and 9,122, respectively.
At December 31, 2006 and 2005 investments in affiliated enterprises are accounted under the equity method.
11.	Short-term borrowings

Short-term borrowings consist of the following:

	2006	2005
Bank borrowings	3,351	4,174
Bank overdrafts	450	3,553

	3,801	7,727

While bank overdrafts are payable on demand, bank borrowings consist of unsecured credit of line agreements with banks and have various short maturities.
At December 31, 2006 and 2005 the short-term borrowings included 3,351 and 4,174 denominated in foreign currencies, respectively.
The weighted average interest rates on the above-listed short-term borrowings at December 31, 2006 and 2005 are as follows:

	2006	2005
Bank borrowings	4.87%	4.92%
Bank overdrafts	3.58%	5.10%

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
Credit facilities available to the Group, including amounts guaranteed under surety bonds, amounted to 59,491 and 92,974 at December 31, 2006 and 2005, respectively. The unused portion of these facilities amounted to 55,690 and 85,247 at December 31, 2006 and 2005, respectively.
12.	Accounts payable-trade
Accounts payable-trade totaling 79,519 and 73,533 at December 31, 2006 and 2005, respectively, represent principally amounts payable for purchases of goods and services in Italy and abroad, and includes 21,936 and 23,072 at December 31, 2006 and 2005, respectively, denominated in foreign currencies.
13.	Accounts payable-other

Accounts payable-other are analyzed as follows:

	2006	2005
Provision for warranties	6,561	6,896
Advances from customers	5,441	6,785
Cooperative advertising and quantity discount	3,835	3,018
Withholding taxes on payroll and on others	3,059	2,375
Payable to minority interest for dividends	593	593
Payable to third parties for business acquisition	—	860
Others	3,578	4,241

Total	23,067	24,768

The following table provides the movements in the provision for warranties:

	2006	2005	2004
Balance, beginning of year	6,896	3,477	3,363
Charges to profit and loss	6,386	4,764	6,700
Reductions for utilization	(6,721)	(1,345)	(6,586)

Balance, end of year	6,561	6,896	3,477

14.	Taxes on income

Italian companies are subject to two income taxes at the following rates:

	2006	2005	2004
IRES (state tax)	33.00%	33.00%	33.00%
IRAP (regional tax)	4.25%	4.25%	4.25%

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
On December 12, 2003, the Italian Government approved the legislative decree n. 344 which enacted certain changes in the fiscal legislation for fiscal years beginning on or after January 1, 2004. The principal change made was the introduction of the new state income tax IRES which replaced IRPEG, with the simultaneous elimination of the dual income tax system. The enacted IRES tax rate for 2006, 2005 and 2004 is 33% of taxable income. IRES is a state tax and is calculated on the taxable income determined on the income before taxes modified to reflect all temporary and permanent differences regulated by the tax law.
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
Certain foreign subsidiaries (Italsofa Shanghai Ltd, Softaly Shanghai Ltd, Italsofa Bahia Ltd, Minuano Nordeste S.A. and Italsofa Romania) enjoy significant tax benefits, such as corporate income tax exemptions or reductions of the corporate income tax rates effectively applicable, the most significant of which will expire in 2012. The tax reconciliation table reported below demonstrates the effect of such “tax exempt income” on the Group’s 2006, 2005 and 2004 income tax charge.
Approximately 57.0%, 69.4% and 55.1% respectively, of the Group’s consolidated earnings (loss) before taxes were generated by domestic Italian operations during 2006, 2005 and 2004. However, consolidated earnings (loss) before taxes and minority interest are analyzed as follows:

	2006	2005	2004
Domestic	(11,012)	(8,144)	19,878
Foreign	30,333	(3,586)	16,208

Total	19,321	(11,730)	36,086

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
The effective income tax rates for the years ended December 31, 2006, 2005 and 2004 were 36.7%, 26.5% and 48.9%, respectively. The actual income tax expense differs from the ‘expected’ income tax expense (computed by applying the state tax, which is 33% to income before income taxes and minority interest) as follows:

	2006	2005	2004
Expected income (loss) tax charge at full tax rates	6,376	(3,871)	11,908
Effects of:
- Tax exempt income	(5,779)	(4,954)	(5,664)
- Aggregate effect of different tax rates in foreign jurisdictions	(4,434)	(1,442)	(1,796)
- Italian regional tax	4,646	4,727	5,954
- Non-deductible expenses	2,694	3,537	1,970

- Provisions for contingent liabilities	914	155	217
- Depreciation and impairment of goodwill	274	396	2,931
- Effect of net change in valuation allowance established against deferred tax assets	1,989	4,157	1,119
- Tax effect of unremitted earnings	405	405	1,011

Actual tax charge	7,085	3,110	17,650

Total income taxes for the years ended December 31, 2006, 2005 and 2004 relate to earnings from operations.

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
Total income taxes for the years ended December 31, 2006, 2005 and 2004 are allocated as follows:

	2006	2005	2004
Current:
Italian	5,738	6,593	14,769
Foreign	3,405	2,817	3,532

Total (a)	9,143	9,410	18,301

Deferred:
Italian	(2,592)	(3,260)	(760)
Foreign	534	(3,040)	109

Total (b)	(2,058)	(6,300)	(651)

Total (a + b)	7,085	3,110	17,650

The tax years from January 1, 2001 for the majority of the Italian and Foreign companies are open to assessment for additional taxes.
The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities at December 31, 2006 and 2005 are presented below:

	2006	2005
Deferred tax assets:
- Tax loss carryforwards	17,562	14,937
- Provision for returns and discounts	2,047	1,873
- Allowance for doubtful accounts	1,746	1,594
- Inventory obsolescence	1,849	2,490
- Provision for contingent liabilities	1,403	368
- Intercompany profit on inventory	1,051	475
- Provision for sales representatives	658	555
- Unrealized net losses on foreign exchange	590	—
- Goodwill	374	17
- Other temporary differences	1,698	1,218

Total gross deferred tax assets	28,978	23,527
- Less valuation allowance	(15,146)	(13,153)

Net deferred tax assets (a)	13,832	10,374

Deferred tax liabilities:
- Unremitted earnings of subsidiaries	(1,940)	(1,535)
- Revenue recognition	(768)	(303)
- Government grants	(655)	(658)
- Other temporary differences	(715)	(182)

Total deferred tax liabilities (b)	(4,078)	(2,678)

Net deferred tax assets (a + b)	9,754	7,696

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
A valuation allowance has been established for most of the tax loss carryforwards.
The valuation allowance for deferred tax assets as of December 31, 2006 and 2005 was 15,146 and 13,153, respectively. The net change in the total valuation allowance for the years ended December 31, 2006 and 2005 was an increase of 1,993 and 4,163, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and the tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods during which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2006 and 2005. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.
Net deferred income tax assets are included in the consolidated balance sheets as follows:

2006	Current	Non current	Total
Gross deferred tax assets	10,886	18,092	28,978
Valuation allowance	—	(15,146)	(15,146)

Net deferred tax assets	10,886	2,946	13,832
Deferred tax liabilities	(3,423)	(655)	(4,078)

Net deferred tax assets	7,463	2,291	9,754

2005	Current	Non current	Total
Gross deferred tax assets	8,655	14,872	23,527
Valuation allowance	—	(13,153)	(13,153)

Net deferred tax assets	8,655	1,719	10,374
Deferred tax liabilities	(2,023)	(655)	(2,678)

Net deferred tax assets	6,632	1,064	7,696

The tax loss carryforwards of the Group total 57,791 and expire as follows:

2008	527
2009	5,713
2010	3,664
2011	5,453
Thereafter	42,434

Total	57,791

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
As of December 31, 2006, taxes that are due on the distribution of the portion of shareholders’ equity equal to unremitted earnings of most of the subsidiaries is 1,940 (1,535 at December 31, 2005). The Group has provided for such taxes as the likelihood of distribution is probable.
The Group has not provided for such taxes, amounting to 217 (155 at December 31, 2005), for some subsidiaries for which the likelihood of distribution is remote and earnings are deemed to be permanently reinvested.
15.	Salaries, wages and related liabilities
Salaries, wages and related liabilities are analyzed as follows:

	2006	2005
Salaries and wages	11,320	11,954
Social security contributions	7,577	7,298
Vacation accrual	2,777	2,831

Total	21,674	22,083

16.	Long-term debt
Long-term debt at December 31, 2006 and 2005 consists of the following:

	2006	2005
2.25% long-term debt payable in annual equal instalments with final payment due May 30, 2015	2,460	2,699

0.96% long-term debt payable in annual instalments with final payment due September 2010	291	—

3.0% long-term debt payable in semi-annual equal instalments with final payment due October 2007	—	1,309

Total long-term debt	2,751	4,008
Less current instalments	(318)	(426)

Long-term debt, excluding current instalments	2,433	3,582

The 3% long-term debt with final instalment due in October 2007 was fully repaid in 2006.

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
Loan maturities after 2007 are summarized below:

2008	325
2009	332
2010	339
2011	273
Thereafter	1,164

Total	2,433

At December 31, 2006 and 2005 long-term debt denominated in foreign currencies amounts to nil and 1,309, respectively.
Interest expense related to long-term debt for the years ended December 31, 2006, 2005 and 2004 was 96, 139 and 110 respectively. Interest expense is paid with the related instalment (quarterly, semi-annual or annual).
17.	Other liabilities
Other liabilities consist of:

	2006	2005
Provision for contingent liabilities	8,696	2,868
Termination indemnities for sales agents	1,764	1,490

Total	10,460	4,358

The Group is involved in a number of claims (including tax claims) and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters, after the provision accrued (at December 31, 2006 and 2005 amounts to 8,696 and 2,868, respectively), will not have a material adverse effect on the Group’s consolidated financial position or results of operations.
18.	Minority interest
Minority interest shown in the accompanying consolidated balance sheet at December 31, 2006 is 605 (709 at December 31, 2005).
19.	Shareholders’ equity
The share capital is owned as follows:

	2006	2005
Mr. Pasquale Natuzzi	47.5%	47.6%
Miss Anna Maria Natuzzi	2.6%	2.6%
Mrs. Annunziata Natuzzi	2.5%	2.5%
Public investors	47.4%	47.3%

	100%	100%

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
An analysis of the reserves is as follows:

	2006	2005
Legal reserve	11,199	11,199
Monetary revaluation reserve	1,344	1,344
Government capital grants reserve	29,749	29,749

Total	42,292	42,292

The number of ordinary shares issued at December 31, 2006 and 2005 is 54,738,538 and 54,681,628, respectively. The par value of one ordinary share is euro 1.
In July 2000, the shareholders of the Company approved a share repurchase program to buy-back up to 4 million shares or 51,646. The Company spent 23,234 in 2000 and 14,594 in 2001 to repurchase shares. The Company repurchased 1,782,700 shares in 2000 at an average cost of US$ 11.3 per share and 1,061,200 shares in 2001 at an average cost of US$ 12.3 per share. As of December 31, 2003 the repurchase program expired. Under Italian GAAP, the purchase of shares was accounted for as a non-current asset and an amount equal to the cost of shares acquired was reclassified from retained earnings to an undistributed treasury shares reserve.
During an extraordinary general meeting on November 21, 2003 shareholders approved the cancellation of all treasury shares. On the basis of the Italian civil code this decision became effective on February 21, 2004. As a consequence, as from this date the Company has reduced shareholders’ equity by the amount of 37,828.
Italian law requires that 5% of net income of the parent company and each of its consolidated Italian subsidiaries be retained as a legal reserve, until this reserve is equal to 20% of the issued share capital of each respective company. The legal reserve may be utilized to cover losses; any portion which exceeds 20% of the issued share capital is distributable as dividends. The combined legal reserves totalled 12,378 at December 31, 2006 and 2005, respectively.
No taxes would be payable on the distribution of the monetary revaluation reserve and government capital grants reserve.
The cumulative translation adjustment included in shareholders’ equity related to translation of the Group’s foreign assets and liabilities at December 31, 2006 was a debit of 2,978 (credit of 3,544 at December 31, 2005).

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
20.	Share grants and options
In order to provide incentives to certain personnel, the shareholders of the Company on July, 23 2004 approved in its Shareholders’ Ordinary and Extraordinary Meeting the guidelines of a share incentive plan in favor of Natuzzi Group’s managers subject to assignment of Natuzzi S.p.A. shares. The 2004 plan covers the period 2005-2009. During this period the Company assigns performance share grants and performance share options related to the achievement of pre-determined levels of individual, enterprise and share price targets related to the years 2004 and 2005. The maximum number of shares to be issued in connection with the plan is 3,000,000, each with a nominal value of € 1.00, of which 500,000 in the form of restricted stock units and the remaining from the conversion of stock options. The Shareholders’ Meeting has delegated to the Board of Directors the regulation and management of the 2004 plan, and the responsibility for the issuance of the options and grants under the 2004 plan.
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
The share grants issued for the achievement of 2004 MBOs have been issued in two equal installments during January 2006 and 2007. Similarly for the achievement of 2005 MBOs the share grants would be issued in two equal installments during January 2007 and 2008. The vesting period for these grants is considered to be reference year (2004 or 2005), as continuation of employment after that date is not a condition for the said share grants.
The share options have an exercise price of euro 8.51 (U.S. dollars 11.21 at December 31, 2006 exchange rate), calculated in accordance with fiscal law in force. An employee would be entitled to share options and additional options on the following dates: 50% of 2004 MBOs and 50% of first tranche in January 2006; remaining 50% of 2004 MBOs, 50% of the first tranche and 50% of 2005 MBOs in January 2007; remaining 50% of 2005 MBOs and 50% of the second tranche in January 2008; remaining 50% of second tranche in January 2009. If the employee is not on employment on the above dates, he or she is not entitled to the remaining options. Therefore vesting dates for the options is determined to be the above dates.

The status of the share grants and options under the plan, as of December 31, 2006 and 2005, is as follows:

			Additional
MBO 2004	Shares	Options	options	Total
Balance at December 31, 2005	113,786	369,752	—	483,538
Granted	—	—	—	—
Exercised	(56,910)	—	—	(56,910)
Forfeited	—	(88,746)	—	(88,746)
Expired	—	—	—	—

Balance at December 31, 2006	56,876	281,006	—	337,882

Weighted average remaining contractual life	0.04 years	2.04 years	—

			Additional
MBO 2005	Shares	Options	options	Total
Balance at December 31, 2005	57,626	165,946	82,973	306,545
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited	—	(24,020)	(12,010)	(36,030)
Expired	—	—	—	—

Balance at December 31, 2006	57,626	141,926	70,963	270,515

Weighted average remaining contractual life	0.54 years	2.04 years	2.04 years

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
During 2006 and 2005 the Company did not grant any shares, options and additional options. The total intrinsic value of shares exercised during the years ended December 31, 2006 and 2005 was 368 and nil. During 2006 and 2005 there were no options and additional options exercised as the intrinsic value was negative (the market value as of December 31, 2005 and 2006 exceeded the exercise price). The total fair value of shares vested during the years ended December 31, 2006 and 2005 was 447 and nil.
On the basis of the plan the exercise price for the share grants is zero, while for the options and additional options is euro 8.51 (U.S. dollars 11.21 at December 31, 2006 exchange rates). At December 31, 2006, 2005 and 2004 the market price of Natuzzi’s shares is euro 6.46 (U.S. dollars 8.51 at December 31, 2006 exchange rate), euro 5.93 (U.S. dollars 7.00 at December 31, 2005 exchange rate) and euro 7.96 (U.S. dollars 10.85 at December 31, 2004 exchange rates), respectively.
Under Italian GAAP the Company does not record in the consolidated statements of operations the compensation expense related to share based compensation plans.
21.	Commitments and contingent liabilities
Several companies of the Group lease manufacturing facilities and stores under non-cancellable lease agreements with expiry dates through 2023. Rental expense recorded for the years ended December 31, 2006, 2005 and 2004 was 14,125, 13,970 and 11,976, respectively. As of December 31, 2006, the minimum annual rental commitments are as follows:

2007	12,524
2008	11,667
2009	10,724
2010	9,560
2011	8,608
Thereafter	13,895

Total	66,978

Certain banks have provided guarantees at December 31, 2006 to secure payments to third parties amounting to 4,468 (8,245 at December 31, 2005). These guarantees are unsecured and have various maturities extending through December 31, 2008.
In December 1996, the Company and the “Contract Planning Service” of the Italian Ministry of the Industrial Activities signed a “Program Agreement” with respect to the “Natuzzi 2000 project”. In connection with this project, Natuzzi Group prepared a multi-faceted program of industrial investments for the increase of the production capacity of leather and fabric upholstered furniture in the area close to its headquarters in Italy. According to this “Program Agreement”, Natuzzi should have realized investments for 295,156 and at the same time the Italian government should have contributed in the form of capital grants for 145,455. During 2003 Natuzzi revised its

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
growth and production strategy due to the strong competition of products realized by competitors in countries like China and Brazil. Therefore, as a consequence of this change in the economic environment in 2003 Natuzzi requested the Italian Ministry of the Industrial Activities to revise the original “Program Agreement” as follows: reduction of the investment to be realized from 295,156 to 69,772, and reduction of the related capital grants from 145,455 to 34,982. During April 2005 the Company received from the Italian Government the final approval of the “Program Agreement” confirming these revisions. Natuzzi received under the aforementioned project capital grants in 1997 and 2005 of 27,072 and of 7,910, respectively.
The capital grants are secured by surety bonds for 26,005 from a bank. These surety bonds are unsecured and will expire when the Italian Ministry of Industrial Activities releases the final approvals of all investments made.
In prior years the Company and certain Italian subsidiaries, on the basis of the Italian law, for the personnel employed under the contract scheme referred to as ‘training and work’ enjoyed an exemption for the social contribution due to the National Institute for Social Security (‘Istituto Nazionale per la Previdenza Sociale’ or ‘INPS’) for a certain period. During 2004, the European Court of Justice decided that these grants were not in conformity with European Union law and regulations in force about competition. As a consequence of this disposition the European Commission has established that Italy has to recover from its enterprises all the social contribution not paid from November 1995 to May 2001 for the above work contracts. Therefore, the Italian National Institute for Social Security has communicated to the Company and certain Italian Subsidiaries to reimburse all the social contribution due and not paid, amounting to 16,000, by end of February 2005. The Company did not pay the amounts claimed back and, at the same time, has taken legal action against the National Institute for Social Security in order to obtain the cancellation of the above request of 16,000. The Company intends to vigorously defend its position. The Company believes that the probability of a favorable final outcome is very high. Therefore, the Company for this contingent liability recorded a provision of 475 in the Consolidated Financial Statements as of December 31, 2006, 2005 and 2004, as this amount is considered the probable final liability.
The Group is also involved in a number of claims (including tax claims) and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters, after considering amounts accrued, will not have a material adverse effect on the Group’s consolidated financial position or results of operations (see note 17).
22.	Segmental and geographical information
The Group operates in a single industry segment, that is, the design, manufacture and marketing of contemporary and traditional leather and fabric upholstered furniture. It offers a wide range of upholstered furniture for sale, manufactured in production facilities located in Italy and abroad (Romania, Brazil and China).

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
Net sales of upholstered furniture analyzed by coverings are as follows:

	2006	2005	2004
Leather upholstered furniture	573,086	498,942	547,923
Fabric upholstered furniture	87,165	95,895	117,598

Total	660,251	594,837	665,521

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

	2006	2005	2004
Sales of upholstered furniture
United States of America	204,303	207,215	238,807
Italy	81,911	67,020	73,017
Spain	45,955	35,668	27,557
England	39,874	50,805	83,391
Canada	36,244	31,608	38,175
France	33,551	24,622	26,026
Germany	30,927	24,329	19,743
Belgium	28,013	20,761	19,956
Australia	18,269	16,543	19,414
Holland	16,624	13,654	13,075
Sweden	12,227	10,809	8,735
Norway	10,520	11,271	12,151
Other countries (none greater than 2%)	101,833	80,532	85,474

	660,251	594,837	665,521

	2006	2005
Long lived assets
Italy	135,956	144,398
Romania	36,088	36,046
Brazil	23,791	25,677
China	21,983	24,490
United States of America	18,381	21,789
Other countries	10,124	10,393

Total	246,323	262,793

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
In addition, the Group also sells minor volumes of excess polyurethane foam, leather by-products and certain pieces of furniture (coffee tables, lamps and rugs) which, for 2006, 2005 and 2004 totalled 75,188, 75,089 and 87,913, respectively.
23.	Cost of sales
Cost of sales is analyzed as follows:

	2006	2005	2004
Opening inventories	115,690	112,601	97,518
Purchases	313,207	295,277	335,432
Labor	109,360	108,327	107,173
Third party manufacturers	19,609	25,340	26,943
Other manufacturing costs	33,055	33,637	30,136
Closing inventories	(100,358)	(115,690)	(112,601)

Total	490,563	459,492	484,601

24.	Other income (expense), net
Other income (expense), net is analyzed as follows:

	2006	2005	2004
Interest income	3,609	1,857	1,375
Interest expense and bank commissions	(2,077)	(1,803)	(1,961)

Interest (expense) income, net	1,532	54	(586)

Gains (losses) on foreign exchange, net	(4,651)	3,211	(4,809)
Unrealized exchange gains (losses) on domestic currency swaps	5,463	(4,767)	7,101

Gains (losses) on foreign exchange	812	(1,556)	2,292

Losses on securities, net	—	—	(50)
Other, net	503	4,462	(5,548)

Total	2,847	2,960	(3,892)

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
Gains (losses) on foreign exchange are related to the following:

	2006	2005	2004
Net realized gains (losses) on domestic currency swaps	664	(4,269)	4,973
Net realized gains (losses) on accounts receivable and payable	(8,166)	5,434	(1,052)
Net unrealized gains (losses) on accounts receivable and payable	2,851	2,046	(8,730)

Total	(4,651)	3,211	(4,809)

Other, net consists of the following:

	2006	2005	2004
Provisions for contingent liabilities	(5,828)	(560)	(1,133)
Incentive from landlord	1,100	—	—
Revenue for capital grants	—	4,380	—
Export incentive benefits	3,371	2,100	—
Penalties to landlords	—	(658)
Impairment loss of goodwill	—	—	(6,119)
Write off of fixed assets	—	(2,770)	(1,311)
Gain on disposal of subsidiary	—	—	3,419
Pre-acquisition loss	—	495	—
Other, net	1,860	1,475	(404)

Total	503	4,462	(5,548)

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
Provisions for contingent liabilities
The Company has charged to other income (expense), net in 2006, 2005 and 2004 the amount of 5,828, 560 and 1,133, respectively, for the estimated probable liabilities related to some claims (including tax claims) and legal actions in which it is involved.
Below are reported the comments on the 2006 legal and tax claims.
The Company since 2001 was a plaintiff in a suit that alleged the infringement of Natuzzi’s model copyright by a competitor. In 2006 the Court of Justice in which the suit was filed has rejected the Company’s requests. The Court of Justice has also condemned the Company to reimburse the legal costs sustained by the defendant. As of December 31, 2006 the Company estimated the probable amount of the legal costs to reimburse to the defendant in 1,500. This amount has been charged to other income (expense), net in 2006. The Company is currently evaluating how to proceed through analysis of various different options.
During 2006 the tax authorities of a foreign country conducted a tax audit on a subsidiary regarding, in particular, income taxes for the years from 2001 to 2005. As a result of this audit, the tax authorities issued several tax assessments totaling approximately to 8,000. The Company has taken action against the tax authorities in order to obtain the cancellation of the requested amounts. The Company considers many of the issues contested by the tax authorities baseless, without rational and not adequately documented. The Company intends to vigorously defend its position. However, the Company believes that the probable liability related to the aforementioned tax assessments is approximately 1,260. Therefore, the Company has charged this amount of 1,260 to other income (expense) net in 2006.
During 2006 the Company has charged to other income (expense) the amount of 1,200 because of a probable charge related to a misinterpretation of custom duties regulation in a foreign country.
The remaining amount of 1,868 of the provisions for contingent liabilities is related to several minor claims and legal actions arising in the ordinary course of business.
Incentive from landlord
In 2006, the Company has charged to other income (expense), net the one time incentive, amounting to 1,100, received from the landlord of a store, for the termination of the related lease contract before the term specified in the lease agreement.

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
Revenue for capital grants
During 2005, as indicated in note 21, Natuzzi received under the aforementioned project “Natuzzi 2000” additional capital grants amounting to 7,910. A part of these capital grants, amounting to 4,380, was related to depreciation of property, plant and equipment recorded in the consolidated statements of operations in the years prior to 2005. Therefore, for this reason the amount of 4,380 has been classified under the caption ‘other income (expense), net’.
An other portion of these capital grants, amounting to 356, has been classified in net sales as they relate to the depreciation of 2005.
The remaining portion of 3,174 has been classified in the consolidated balance sheet at December 31, 2005 as deferred income, and it will be charged to statements of operations as revenue on a systematic basis over the useful life of the related asset.
Export incentive benefits
The Company received export incentive benefits in 2006 and 2005 of 3,371 and 2,100, respectively. These incentives are measured on the basis of the export sales realized during a certain period.
Penalties to landlords
The Company has charged to other income (expense), net of 2005 the provision set up for the one time penalties, amounting to 658, that it expected to negotiate with the landlords of several stores located in England, for the termination of the related operating lease contracts before the term specified in the lease agreements.
Impairment loss of goodwill
The impairment loss for goodwill of 6,119 is related to Natuzzi UK Group. Natuzzi UK Group revised its growth strategy as a consequence of the actual and forecasted critical situation in the United Kingdom market, and the decision of the Company to redesign its distribution strategy in this country. As a result of this revision, the carrying value of the goodwill related to such reporting unit as of December 31, 2004 was impaired. The fair value of such reporting unit as of December 31, 2004 was determined on the basis of the methodology so called “Unlevered Discounted Cash Flow”. The comparison of the fair value with the carrying value of this reporting unit resulted in the determination of an impairment in value of 6,119.
Gain on disposal of subsidiary
In December 2004 the Company sold 100% of the outstanding common shares of Spagnesi S.p.A. to a third party, for a cash consideration of 5,475. The gain recorded in the consolidated statements of operations in other income (expense), net is 3,419 (see also note 1 and note 27 (o)).

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
Pre-acquistion loss
The pre-acquistion loss related to the Koineè S.r.l. business acquisition, amounting to 495, has been eliminated in the consolidated statements of earnings for the year ended December 31, 2005 (see also note 27 (d)).
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
The Group is exposed to credit risk in the event that the counterparties to the domestic currency swaps fail to perform according to the terms of the contracts. The contract amounts of the domestic currency swaps described below do not represent amounts exchanged by the parties and, thus, are not a measure of the exposure of the Group through its use of those financial instruments. The amounts exchanged are calculated on the basis of the contract amounts and the terms of the financial instruments, which relate primarily to exchange rates. The immediate credit risk of the Group’s domestic currency swaps is represented by the unrealized gains or losses on the contracts. Management of the Group enters into contracts with creditworthy counter-parties and believes that the risk of material loss from such credit risk to be remote. The table below summarizes in euro equivalent the contractual amounts of forward exchange contracts used to hedge principally future cash flows from accounts receivable and sales orders at December 31, 2006 and 2005:

	2006	2005
U.S. dollars	90,744	72,496
Euro	19,154	—
Canadian dollars	15,703	17,698
British pounds	15,121	26,783
Australian dollars	9,934	10,744
Norwegian kroner	6,027	5,928
Swedish kroner	3,887	3,441
Swiss francs	2,584	656
Danish kroner	924	845
Japanese yen	864	1,504

Total	164,942	140,095

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

	2006		2005
	Contract	Unrealized	Contract	Unrealized
	amount	gains (losses)	amount	gains (losses)
Assets	137,608	6,141	46,075	392
Liabilities	27,334	(678)	94,020	(5,159)

Total	164,942	5,463	140,095	(4,767)

At December 31, 2006 and 2005, the forward exchange contracts had a net unrealized gain of 5,463 and a net unrealized loss of 4,767, respectively. These amounts are recorded in other income (expense), net in the consolidated statements of operations.
The carrying value of forward exchange contracts is determined based on the unrealized loss and gain of such contracts recorded in the consolidated financial statements. Unrealized gains (losses) on forward exchange contracts is determined by using the residual maturity rate.
Refer to notes 3 (c) for the Group’s accounting policy on forward exchange contracts.
26.	Fair value of financial instruments
The following table summarizes the carrying value and the estimated fair value of the Group’s financial instruments:

	2006		2005
	Carrying	Fair	Carrying	Fair
	value	value	value	value
Assets:
- Marketable debts securities	5	5	5	5
Liabilities:
- Long-term debt	2,751	2,472	4,008	3,614

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
The calculation of net earnings (loss) and shareholders’ equity in conformity with US GAAP is as follows:
Reconciliation of net earnings (loss):

	2006	2005	2004
Net earnings (loss) under Italian GAAP	12,339	(14,624)	18,353
Adjustments to reported income:
(a) Revaluation of property, plant and equipment	27	29	27
(b) Government grants	1,453	3,119	612
(c) Revenue recognition	(615)	2,804	966
(i) Goodwill and intangible assets	1,828	(249)	(925)
(j) Share grants and options	(254)	136	(1,140)
(k) Translation of foreign financial statements	762	1,684	—
(l) Penalties to landlords	(658)	658	—
Tax effect of US GAAP adjustments	(393)	(446)	860

Net earnings (loss) in conformity with US GAAP	14,489	(6,889)	18,753

Basic earnings (loss) per share in conformity with US GAAP	0.26	(0.13)	0.34

Diluted earnings (loss) per share in conformity with US GAAP	0.26	(0.13)	0.34

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

Reconciliation of shareholders’ equity:	2006	2005
Shareholders’ equity under Italian GAAP	478,842	473,025
(a) Revaluation of property, plant and equipment	(588)	(615)
(b) Government grants	(14,036)	(15,489)
(c) Revenue recognition	(6,260)	(5,645)
(i) Goodwill and intangible assets	5,251	2,898
(k) Translation of foreign financial statements	5,424	(1,860)
(l) Penalties to landlords	—	658
Tax effect of US GAAP adjustments	(208)	710

Shareholders’ equity in conformity with US GAAP	468,425	453,682

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

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
(b) Under Italian GAAP until December 31, 2000 government grants related to capital expenditures were recorded, net of tax, within reserves in shareholders’ equity. Subsequent to that date such grants have been recorded as deferred income and recognized in the statement of operations as revenue or other income, as appropriate under Italian GAAP (see note 3 n), on a systematic basis over the useful life of the asset.
Under US GAAP, such grants, when received, are classified either as a reduction of the cost of the related fixed asset or as a deferred credit and amortized over the estimated remaining useful lives of the assets. The amortization is treated as a reduction of depreciation expense and classified in the statement of operations according to the nature of the asset to which the grant relates.
The adjustments to net income (loss) represent mainly the annual amortization of the pre December 31, 2000 capital grants based on the estimated useful life of the related fixed assets. The adjustments to shareholders’ equity are to reverse the amounts of capital grants credited directly to equity for Italian GAAP purposes, net of the amounts of amortization of such grants for US GAAP purposes.
Amortization of deferred income related to grants recognized as revenues under Italian GAAP of 1,111, 1,239 and 864 for the years ended December 31, 2006, 2005 and 2004 respectively would be reclassified to depreciation expense and recorded in cost of goods sold under US GAAP, in the period such amounts are recognized.
In addition, under Italian GAAP the Company recorded in other income (expenses), net (see note 24) for the year ended December 31, 2005 revenues for grants amounting to 4,380. Under US GAAP this amount would be reclassified to depreciation expense and recorded in cost of goods sold, in the period such amounts are recognized.
(c) Under Italian GAAP, the Group recognizes sales revenue, and accrued costs associated with the sales revenue, at the time products are shipped from its manufacturing facilities located in Italy and abroad. A significant part of the products is shipped from factories directly to customers under terms that risks and ownership are transferred to the customer when the customer takes possession of the goods. These terms are “delivered duty paid”, “delivered duty unpaid”, “delivered ex quay” and “delivered at customer factory”. Delivery to the customer generally occurs within one to six weeks from the time of shipment.
US GAAP requires that revenue should not be recognized until it is realized or realizable and earned, which is generally at the time delivery to the customer occurs and the risks of ownership pass to the customer. Accordingly, the Italian GAAP for revenue recognition is at variance with US GAAP. The principal effects of this variance on the accompanying consolidated balance sheet as of December 31, 2006 and 2005 and related consolidated statements of            operations            for each of the years in the three-year period ended December 31, 2006 are indicated below:

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

	2006	2005
	Effects	Effects
	Increase	Increase
Consolidated balance sheet	(Decrease)	(Decrease)
Trade receivables, net	(29,721)	(33,106)
Inventories	19,824	22,711

Total effect on current assets (a)	(9,897)	(10,395)

Accounts payable-trade	(3,637)	(4,750)
Income taxes	(1,741)	(1,468)

Total effect on current liabilities (b)	(5,378)	(6,218)

Total effect on shareholders’ equity (a-b)	(4,519)	(4,177)

Consolidated statement of operations	2006	2005	2004
Net sales	3,385	3,517	10,640

Gross profit	498	2,679	2,995

Operating income	(615)	2,804	966

Total effect on net earnings	(342)	1,737	1,778

(d) Under Italian GAAP the pre-acquisition results of an acquired entity can be reflected in the operating results of the acquiring entity provided the acquisition was completed within 6 months of the beginning of the acquiring entity’s fiscal year. Although, the pre-acquisition revenues and costs, of the acquired entity may be included in the statement of operations of the acquiring company, the resulting pre-acquisition net income or loss is eliminated. The following pre-acquisition amounts of Koineè S.r.l. (see note 1) were included in the Italian GAAP consolidated statement of operations for the year ended December 31, 2005:

Net sales	943
Cost of sale	(483)

Gross profit	460

Selling expense	(417)
General and administrative expense	(175)

Operating loss	(132)

Other income, net	132

Loss before taxes	—
Income taxes	—

Net loss	—

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
Under US GAAP the above pre-acquisition amounts would not be included in the consolidated statements of operations for the year ended December 31, 2005.
(e) During 2005 (see note 1) the Company acquired 100% of the equity interest of Koinèè S.r.l., and the purchase price was 2,019. Koinèè S.r.l. is an Italian entity that was operating seven stores under “Divani & Divani by Natuzzi” trade name. The stores are located in the Abruzzo and Marche regions of Italy. This acquisition was accounted for as business combination under Italian GAAP. This acquisition qualifies as a business combination under US GAAP. However, under Italian GAAP the difference between purchase price and the fair value of the net assets acquired was allocated to goodwill, while under US GAAP the same difference was allocated in part to goodwill and in part to intangibles. The allocation of purchase price under US GAAP and Italian GAAP is summarized as follows:

	US GAAP	IT GAAP	Difference
Current assets	1,107	1,107	—
Goodwill	985	1,664	(679)
Order backlog	1,082	—	1,082
Other non current assets	1,634	1,634	—
Deferred tax liabilities	(403)	—	(403)
Current liabilities	(2,080)	(2,080)	—
Non current liabilities	(306)	(306)	—

Purchase price	2,019	2,019	—

The acquired order backlog has been recognized in full in the statement of operations of 2005, as it relates to one time orders that became revenue soon after the acquisition and before December 31, 2005.
(f) On December 23, 2005 (see note 1 and 27 (i)) the Company acquired an entity for which its sole asset was a store located in the centre of Milan’s main shopping and commercial area. The cash consideration paid by the Company for this acquisition was 1,000. At the time of acquisition there were no employees, inventory or revenues associated with this asset. Further, in January 2006 the Company started some construction in order to set up in the store the Natuzzi layout selling system. The Company started trading in the store during June 2006.

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
Under Italian GAAP the acquisition of this store was considered to be a business acquisition, while under US GAAP the same has been accounted as an asset acquisition in accordance with EITF 98-3, which did not result in a goodwill. Natuzzi’s management has determined that the difference between purchase price and the fair value of the net tangible assets acquired is due to the key location of the store acquired. Therefore, under US GAAP this intangible of 957 is depreciated over the term of the operating lease agreement. The related deferred tax liabilities are established by using the “simultaneous equations method”.
The following table reports the allocation of the purchase price both under US and Italian GAAP:

	US GAAP	IT GAAP	Difference
Goodwill	—	600	(600)
Intangible assets	957	—	957
Leasehold improvements	400	400	—
Deferred tax liabilities	(357)	—	(357)

Cash paid	1,000	1,000	—

(g) During June 2006 (see note 1 and 27 (i)) the Company acquired a business composed by four “Divani & Divani by Natuzzi” stores, located in Milan area, and the purchase price was 3,093. At the date of the acquisition the franchisee agreement between Natuzzi and the original business had expired under the original terms. This acquisition was accounted for as business combination under Italian GAAP. This acquisition qualifies as a business combination under US GAAP. However, under Italian GAAP the difference between purchase price and the fair value of the net assets acquired was allocated to goodwill, while under US GAAP the same difference was allocated in part to goodwill and in part to intangibles “operating lease agreements” for favorable lease acquired. The allocation of purchase price under US GAAP and Italian GAAP is summarized as follows:

	US GAAP	IT GAAP	Difference
Goodwill	1,778	2,600	(822)
Fixed assets	132	132	—
Leasehold improvements	468	468	—
Operating lease agreements	1,310	—	1,310
Deferred tax liabilities	(488)	—	(488)
Payable to employes	(107)	(107)	—

Purchase price	3,093	3,093	—

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
The intangible “operating lease agreements” is amortized on a straight-line basis over the remaining lease term of approximately 8 years.
(h) During September 2006 (see note 1 and 27 (i)) the Company acquired a business composed by two “Divani & Divani by Natuzzi” stores, located in Reggio Emilia and Modena, respectively, and the purchase price was 250. This acquisition was accounted for as business combination under Italian GAAP. This acquisition qualifies as a business combination under US GAAP. However, under Italian GAAP the difference between purchase price and the fair value of the net assets acquired was allocated to goodwill, while under US GAAP the same difference was allocated in part to goodwill and in part to the intangible “franchisee agreements”. The allocation of purchase price under US GAAP and Italian GAAP is summarized as follows:

	US GAAP	IT GAAP	Difference
Goodwill	37	100	(63)
Fixed assets and leas. impr.	38	38	—
Inventory	112	112	—
Franchisee agreements	100	—	100
Deferred tax liabilities	(37)	—	(37)

Purchase price	250	250	—

The intangible “franchisee agreements” is amortized on a straight-line basis over the remaining life of the agreement of 3.6 years.
(i) Under Italian GAAP, the Company amortizes the goodwill arising from business acquisitions on a straight-line basis over a period of five years. US GAAP states that goodwill acquired in a purchase business combination completed after July 1, 2001 is not amortized, but instead tested for impairment at least annually in accordance with provisions of SFAS No. 142.
In addition, under Italian GAAP, the Company has allocated certain intangible assets, having definite lives and arising from a business acquisition and asset acquisition under the caption goodwill. Under US GAAP the Company would have classified such as intangible assets, would have amortized these over their estimated useful lives to their residual values, and would have reviewed these for impairment in accordance with SFAS No. 144.

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
The changes in the carrying amount of goodwill, intangible assets and deferred taxes arising from business and asset acquisitions completed after July 1, 2001, are as follows:

	Goodwill		Intangibles		Deferred taxes
	US	Italian	US	Italian	US	Italian
Balance at December 31, 2003	9,179	12,008	6,141	—	(2,088)	—

Acquisition of Divani Due S.r.l.	1,251	1,251	—	—	—	—
Amortization	—	(2,647)	(512)	—	174	—
Impairment losses	(9,179)	(6,119)	—	—	—	—

Balance at December 31, 2004	1,251	4,493	5,629	—	(1,914)	—

Acquisition of Koineè S.r.l.	985	1,664	1,082	—	(403)	—
Acquisition of stores in Rome	3,709	3,709	—	—	—	—
Acquisition of a store in Milan	—	600	957	—	(357)	—
Fulfilment of order backlog	—	—	(1,082)	—	403	—
Amortization	—	(1,344)	(511)	—	174	(23)

Balance at December 31, 2005	5,945	9,122	6,075	—	(2,097)	(23)

Acquisition of Milan stores	1,778	2,600	1,310	—	(488)	—
Acquisition of other stores	37	100	100	—	(37)	—
Amortization	—	(2,521)	(693)	—	241	(494)

Balance at December 31, 2006	7,760	9,301	6,792	—	(2,381)	(517)

Management has evaluated the carrying value of goodwill for impairment purposes in accordance with the provisions of SFAS 142. Based on that evaluation, on a reporting unit basis, as at December 31, 2006, 2005 and 2004 goodwill is impaired to the extent of nil, nil and 9,179, respectively.
The impairment loss for goodwill of 9,179 was related to Natuzzi UK Group (see note 24). Natuzzi UK Group revised its growth strategy as a consequence of the actual and forecasted critical situation in the United Kingdom market, and the decision of the Company to redesign its distribution strategy in this country. As a result of this revision, the carrying value of the goodwill related to such reporting unit as of December 31, 2004 was less than the fair value of the reporting unit impaired. The fair value as of December 31, 2004 was determined on the basis of the methodology so called “Unlevered Discounted Cash Flow”. The comparison of the implied fair value of goodwill with the carrying value of goodwill resulted in the determination of an impairment in value of 9,179. The difference between the impairment recognized under Italian GAAP (6,119) and US GAAP (9,179) is attributable to the classification and amortization difference discussed above.
(j) Under Italian GAAP the Company does not record in the consolidated statement of operations the compensation expense related to share based compensation plans.

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
Effective January 1, 2006, the Company adopted FASB Statement No. 123 (R) Share-Based Payment (Statement 123 (R)). This statement replaces FASB Statement No. 123, Accounting for Stock-Based Compensation (Statement 123) and supersedes APB No. 25. Statement 123 (R) requires that all stock-based compensation be recognized as an expense in the financial statements and that such cost be measured at the fair value of the award. This statement was adopted using the modified prospective method of application, which requires the Company to recognize compensation cost on a prospective basis. Therefore, prior years’ financial statements have not been restated. Under this method, the Company recorded stock-based compensation expense for awards granted prior to, but not yet vested as of January 1, 2006, using the fair value amounts determined for pro forma disclosures under Statement 123.
During 2006 Natuzzi did not launch any new stock awards plan. Therefore, as of the effective date of SFAS 123R January 1, 2006 and as of December 31, 2006 the only stock awards plan in place is the one described in note 20 and launched by the Company during 2004.
As of December 31, 2006 for US GAAP purpose the Company for its compensation cost related to its stock awards plan recorded a cost of 254. At December 31, 2006, there was 59 of total unrecognised compensation cost related to non vested share-based compensation arrangements granted under the 2004 Plan. That cost is expected to be recognised over a weighted average period of two years.
Prior to fiscal year 2006 under US GAAP, the provisions of Statement of Financial Accounting Standards No. 123 (SFAS No. 123), Accounting for Stock Based Compensation, allowed entities to continue to apply the provisions of Accounting Principles Board Opinion (APB) No. 25 “Accounting for Stock Issued to Employees” for the accounting of compensation expense for its share based compensation plans, and required certain pro-forma disclosures for employee share options granted as if the fair value based methods defined in SFAS No. 123 had been applied. For US GAAP purpose, the Company had elected to apply the provisions of APB Opinion No. 25 and related interpretations and to provide the pro-forma disclosure provisions of SFAS No. 123 for its share grants and options plan. Compensation expense was recorded in the financial statements on the measurement date only if the market value of the underlying shares exceeds the exercise price.
For US GAAP purposes, the Company employees share based awards are considered variable under APB Opinion No. 25. Accordingly, the Company was recognizing the intrinsic values (resulting from the excess of the market price of the underlying shares at December 31, 2005 and 2004 over the exercise price) as a compensation cost in the consolidated statement of earnings over the vesting period of the shares and options, as identified in note 20. For US GAAP purposes, in 2005 and 2004 the Company recorded an income of 136 and a cost of 1,140, respectively.
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

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
The Company’s pro forma net earnings for the years ended December 31, 2005 and 2004 had compensation expense, relating to Natuzzi’s share based compensation plan been recorded in accordance with SFAS No. 123 is presented below:

	2005	2004
Net earnings (loss) in conformity with US GAAP, as reported	(6,889)	18,753
Stock-based employee compensation, as reported	(136)	1,140
Stock-based employee compensation expense under fair value	(756)	(1,284)

Pro forma net earnings (loss)	(7,781)	18,609

The average fair value of shares, options and additional options granted during 2004 was approximately euro 7.86 per share, euro 2.05 per option and euro 0.02 per additional option, respectively. The fair value of each share, option and additional option was estimated using a pricing binomial model, that considers the following assumptions or variables:

Expected life and performance related conditions	2 years	—	5.3 years

Expected volatility of the underlying share	23%
Expected dividend yield of the underlying share	2%
Risk-free interest rate	2.43% – 3.79%
The Company’s pro forma earnings per share for the year ended December 31, 2005 and 2004, had compensation expenses relating to Natuzzi’s share based compensation plan, been recorded in accordance with SFAS 123 is presented below:

2005	As reported	Pro-forma
Basic loss per share	(0.13)	(0.14)

Diluted loss per share	(0.13)	(0.14)

2004	As reported	Pro-forma
Basic earnings per share	0.34	0.34

Diluted earnings per share	0.34	0.34

(k) Under Italian GAAP effective on December 31, 2005, the financial statements of the foreign subsidiaries expressed in a foreign currency (which is deemed to be the functional currency) are translated directly into euro as follows: (i) year-end exchange rate for assets and liabilities, (ii) historical exchange rates for share capital and retained earnings, and (iii) average exchange rates during the year for revenues and expenses. The resulting exchange differences on translation is recorded as a direct adjustment to shareholders’ equity (see note 3 (d)).

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
Under US GAAP as of December 31, 2006 and 2005 the Natuzzi’s foreign subsidiaries financial statements have been translated on the basis of the guidance included in SFAS No. 52. Under US GAAP, foreign subsidiaries are considered to be an integral part of Natuzzi due to various factors including significant intercompany transactions, financing, and cash flow indicators. Therefore, the functional currency for these foreign subsidiaries is the functional currency of the parent, namely the euro. As a result all monetary assets and liabilities are remeasured, at the end of each reporting period, using euro and the resulting gain or loss is recognized in the consolidated statements of operations. For all non monetary assets and liabilities, share capital and retained earnings historical exchange rates are used. The average exchange rates during the year are used for revenues and expenses, except for those revenues and expenses related to assets and liabilities translated at historical exchange rates. The resulting exchange differences on translation are recognized in the statements of operations.
At December 31, 2006 and 2005 the US GAAP difference arises due to the requirement to use the local currency as the functional currency under Italian GAAP as compared to US GAAP, which requires that the functional currency be determined based on certain indicators which may, or may not result in the local currency being determined to be the functional currency. Consequently, the Company recorded in the US GAAP reconciliation for: (a) net earnings (loss) an income of 762 and 1,684 for 2006 and 2005, respectively; (b) shareholders equity a positive adjustment of 5,424 for 2006 and a negative adjustment of 1,860 for 2005.
In 2004 the functional currency of foreign subsidiaries was, for Italian GAAP purposes, deemed to be the parent Company’s functional currency (the Euro) consistent with US GAAP.
(l) Under Italian GAAP in 2005 Natuzzi has charged to other income (expense), net one time penalties, amounting to 658, that it expected to negotiate, in 2006, with the landlords of several stores for the termination in 2006 of the related operating lease contracts before the term specified in the lease agreements (see note 24). Under US GAAP, considering the guidance of SFAS No. 146, these penalties were reversed out of the consolidated statements of operations for the year ended at December 31, 2005, and were recognized at the “cease-use date”, that occurred during 2006.
(m) During 2006, 2005 and 2004 the Company under Italian GAAP has recognized impairment loss and write-off of tangible and intangible assets of nil, 2,770 and of 8,063, respectively, as part of non operating income. Under US GAAP such impairment charge would be included as part of operating income.
(n) Under Italian GAAP certain costs paid to resellers are reflected as part of selling expenses. Under US GAAP, in accordance with EITF 01-09, these costs should be recorded as a reduction of net sales. Such expenses include advertising contributions paid to resellers which amounted at December 31, 2006, 2005 and 2004 to 4,236, 2,311 and 3,376, respectively.

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
(o) During 2004, under Italian GAAP the Company has recognized the gain on disposal of the subsidiary Spagnesi S.p.A. (see also note 1 and 24), amounting to 3,419, as part of non operating income in the caption other income (expense), net. Under US GAAP, the disposal in not considered a “discontinued operation”, and the gain should be recorded as part of operating income.
(p) Under Italian GAAP, the Company includes its warranty cost as a component of selling expenses in the statement of operations. Under US GAAP, warranty costs would be included as a component of cost of goods sold. For the years ended December 31, 2006, 2005 and 2004 warranty cost amounting to 4,294, 3,168 and 2,995, respectively, would be reclassified from selling expenses to cost of goods sold under US GAAP.
(q) In 2006 and 2005 the Company under Italian GAAP has recognized certain export incentives of 2,100 and 3,371, respectively, under the caption other income (expense), net (see note 24). Under US GAAP such revenue would be included as part of operating income.
(r) In 2006 the Company under Italian GAAP has recognized in other income (expense) an incentive of 1,100 received from the landlord of a store for the termination of the related lease contract before the term specified in the lease agreement (see note 24). Under US GAAP such revenue would be included as part of operating income.
(s) Under Italian GAAP, the Company includes the deferred tax assets related to the elimination of the intercompany profits on inventory under the line deferred income taxes of the current part of the balance sheet. As of December 31, 2006, 2005 and 2004 the above deferred taxes amount to 1,051, 475 and 396, respectively. Under US GAAP these deferred taxes would be classified in the line deferred charges of the current part of the balance sheet.
(t) Under Italian GAAP the Company includes the component income taxes included in the provisions for contingent tax liabilities under the line other income (expense), net in the consolidated statement of operations. For the years ended December 31, 2006, 2005 and 2004 the above income taxes amount approximately to 310, 55 and 100. Under US GAAP these amounts would be classified in the line income taxes of the consolidated statements of operations.
(u) The consolidated statements of cash flows for the years ended December 31, 2006, 2005 and 2004 prepared by the Company under Italian GAAP is in conformity with US GAAP (SFAS No 95).
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

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
Recent U.S. Accounting pronouncements relevant for the Company are as follows:
SFAS No. 151:
In November 2004, the FASB issued SFAS No. 151, “Inventory Costs” (SFAS 151), which is an amendment of Accounting Research Bulletin No. 43, “Inventory Pricing.” SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current period charges. The provisions of SFAS 151 are effective for inventory costs incurred beginning January 1, 2006, and are applied on a prospective basis. The application of this standard did not have an impact on the Company’s consolidated financial statements.
SFAS No. 153:
In December 2004, the FASB issued SFAS Statement No. 153, Exchanges of Nonmonetary Assets, which eliminates an exception in APB 29 for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. This Statement became effective for the Company for nonmonetary asset exchanges occurring on or after January 1, 2006. Application of this statement did not have an impact on the consolidated financial statements of the Company.
SFAS No. 154:
In May 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections – a Replacement of APB Opinion No. 20 and FASB Statement No. 3”. SFAS 154 requires retrospective application to prior period financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 also redefines “restatement” as the revising of previously issued financial statements to reflect the correction of an error. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The application of this standard did not have an impact on the Company’s consolidated financial statements.
EITF 05-06:
In June 2005 the EITF reached a consensus on EITF 05-6, Determining the amortization period for leasehold improvements. The issue is how to determine the amortization period for leasehold improvements acquired subsequent to inception of lease, including leasehold improvements acquired in a business combination. For both cases the Task Force reached the consensus that the leasehold improvements acquired should be amortized over the shorter of the useful life of the assets and the hypothetical lease term. This consensus does not apply to pre-existing improvements and it is effective for reporting periods beginning after June 29, 2005. The adoption of EITF 05-6 did not have an impact on the Company’s consolidated financial statements.

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
EITF 04-13:
In September 2005, the Emerging Issues Task Force (EITF) issued EITF Issues No. 04-13 Accounting for Purchases and Sales of Inventory with the Same Counterparty (EITF 04-13). EITF 04-13 provides guidance as to when purchases and sales of inventory with the same counterparty should be accounted for as a single exchange transaction. EITF 04-13 also provides guidance as to when a nonmonetary exchange of inventory should be accounted for at fair value. EITF 04-13 will be applied to new arrangements entered into, and modifications or renewals of existing arrangements occurring after January 1, 2007. The application of EITF 04-13 is not expected to have a significant impact on the Company’s consolidated financial statements.
SFAS No. 157:
In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measurement (Statement 157). SFAS 157 defines fair value, established a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The Statement does not require any new fair value measures. The Statement is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. The Company is required to adopt Statement 157 beginning on January 1, 2008. Statement 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. The Company is currently evaluating the impact of adopting Statement 157 on its results of operations and financial position.
FASB Interpretation No. 48:
In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109 (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a threshold of more-likely-than-not for recognition of tax benefits of uncertain tax position taken or expected to be taken in a tax return. FIN 48 also provides related guidance on measurement, derecognition, classification, interest and penalties, and disclosure. The provisions of FIN 48 will be effective for the Company on January 1, 2007, with any cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company is in the process of assessing the impact of adopting FIN 48 on its results of operations and financial position.

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
SAB 108
On September 13, 2006, the SEC staff issued SAB 108, “Considering the effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108) “. SAB 108 provides guidance for SEC registrants on how the effects of uncorrected errors originating in previous years should be considered when quantifying errors in the current year. SAB 108 does not amend the SEC’s existing guidance for evaluating the materiality of errors included in SAB 99. In order to eliminate diversity in practice for quantifying misstatements, and to address the perceived shortfalls of the rollover and iron curtain methods, SAB 108 requires that registrants quantify uncorrected misstatements using both methods (herein referred to as the “dual method“), with adjustment required if either method results in an error that is material. The adoption of SAB 108 did not have an impact on the Company’s consolidated financial statements.

SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATUZZI S.p.A.
(REGISTRANT)

By	/s/ Ernesto Greco
Ernesto Greco
Chief Executive Officer
Date: July 2, 2007

Exhibit Index

1.1	English translation of the by-laws (Statuto) of the Company, as amended and restated as of January 23, 2007.

2.1	Deposit Agreement dated as of May 15, 1993, as amended and restated as of December 31, 2001, among the Company, The Bank of New York, as Depositary, and owners and beneficial owners of ADRs (incorporated by reference to the Form 20-F filed by Natuzzi S.p.A. with the Securities and Exchange Commission on July 1, 2002, file number 1-11854).

8.1	List of Significant Subsidiaries.

12.1	Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Chief Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.