Form 20-F
period 2007-12-31
NATUZZI S P A
filed 2008-06-30
CIK 900391

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended: December 31, 2007
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

Mr. Nicola Dell’Edera, Tel. +39 080 8820.111,
investor_relations@natuzzi.com, Fax +39 080 8820.513,
Via Iazzitiello 47, 70029 Santeramo, Italy
(Name, telephone, e-mail and/or facsimile number and address of company contact person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of each class	Name of each exchange on which registered
American Depositary Shares	New York Stock Exchange
Ordinary Shares with a par value of €1.0 each	New York Stock Exchange*

*	Not for trading, but only in connection with the registration of the American Depositary Shares
•	Securities registered or to be registered pursuant to Section 12(g) of the Act: None

•	Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

•	Outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2007: 54,824,227 Ordinary Shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐    No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Act of 1934.
Yes ☐    No ☑
Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
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
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐     IFRS ☐     Other ☑
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
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
Amounts stated in U.S. dollars, unless otherwise indicated, have been translated from the euro amount by converting the euro amounts into U.S. dollars at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) for euros on June 24, 2008 of U.S.$ 1.5591 per euro.
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

	Year Ended At December 31,
	2007	2007	2006	2005	2004	2003
	(millions of dollars,
	except per
	Ordinary Share)(1)	(millions of euro, except for Ordinary Share)
Income Statement Data:
Amounts in accordance with Italian GAAP :
Net sales:
Leather- and fabric-upholstered furniture	$878.6	€563.5	€660.2	€594.8	€665.5	€674.0
Other(2)	110.5	70.9	75.2	75.1	87.9	95.6

Total net sales	989.1	634.4	735.4	669.9	753.4	769.6
Cost of sales	(718.1)	(460.6)	(490.5)	(459.4)	(484.5)	(508.8)
Gross profit	271.0	173.8	244.9	210.5	268.9	260.8
Selling expenses	(271.1)	(173.9)	(186.2)	(182.2)	(188.2)	(179.3)
General and administrative expenses	(76.4)	(49.0)	(42.2)	(43.0)	(40.7)	(39.2)
Operating income (loss)	(76.5)	(49.1)	16.5	(14.7)	40.0	42.3
Other income (expense), net(3) (4) (5)	(4.1)	(2.6)	2.8	3.0	(3.9)	3.7
Earnings (loss) before taxes and minority Interests	(80.6)	(51.7)	19.3	(11.7)	36.1	46.0
Income taxes	(17.8)	(11.4)	(7.1)	(3.1)	(17.6)	(8.5)
Earnings (loss) before minority interests	(98.4)	(63.1)	12.2	(14.8)	18.5	37.5
Minority interest	0.8	0.5	0.1	0.2	(0.1)	(0.2)
Net earnings (loss)	(97.6)	(62.6)	12.3	(14.6)	18.4	37.3
Net earnings (loss) per Ordinary Share	(1.78)	(1.14)	0.23	(0.27)	0.34	0.68
Dividends declared per share	—	—	—	—	€0.07	€0.14
Amounts in accordance with U.S. GAAP :
Net earnings (loss)	(93.5)	(60.0)	14.5	(6.9)	18.8	38.0
Net earnings (loss) per Ordinary Share (basic and diluted)	$(1.70)	€(1.09)	€0.26	€(0.13)	€0.34	€0.70
Weighted average number of Ordinary Shares Outstanding	54,817,086	54,817,086	54,733,796	54,681,628	54,681,628	54,681,628
Balance Sheet Data :
Amounts in accordance with Italian GAAP :
Current assets	$567.7	€364.1	€407.3	€384.5	€389.4	€383.1
Total assets	962.7	617.5	674.7	664.9	673.2	692.4
Current liabilities	227.6	146.0	133.0	136.2	131.5	125.2
Long-term debt	3.3	2.1	2.4	3.6	5.0	4.2
Minority interest	0.2	0.1	0.6	0.7	0.9	0.9
Shareholders’ equity (6)	641.7	411.6	478.9	473.0	487.9	515.1
Amounts in accordance with U.S. GAAP :
Shareholders’ equity	$636.9	€408.5	€468.4	€453.7	€464.5	€452.3

1)	Amounts are translated into U.S. dollars by converting the euro amounts into U.S. dollars at the Noon Buying Rate for euros on June 24, 2008 of U.S.$ 1.5591 per euro.

2)	Sales included under “Other” principally consist of sales of polyurethane foam and leather to third parties and sales of living room accessories.

3)
Other income (expense), net is principally affected by gains and losses, as well as interest income and expenses, resulting from measures adopted by the Group in an effort to reduce its exposure to exchange rate risks. See Item 5, “Operating and Financial Review and Prospects — Results of Operations — 2007 Compared to 2006”, Item 11, “Quantitative and Qualitative Disclosures about Market Risk” and Notes 3, 24 and 25 to the Consolidated Financial Statements included in Item 18 of this annual report.

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

6)	Share capital as of December 31, 2007, 2006, 2005, 2004 and 2003 amounted to €54.8 million, €54.7 million, €54.7 million, €54.7 million and €57.5 million, respectively.

Exchange Rates
Fluctuations in the exchange rates between the euro and the U.S. dollar will affect the U.S. dollar amounts received by owners of American Depositary Shares (“ADSs”) on conversion by the Depositary (as defined below) of dividends paid in euro on the Ordinary Shares represented by the ADSs.
In addition, most of the Group’s costs are denominated in euro, while a substantial portion of its revenues is denominated in currencies other than the euro, including the U.S. dollar in particular. Accordingly, in order to protect the euro value of its foreign currency revenues, the Group engages in transactions designed to reduce its exposure to fluctuations in the exchange rate between the euro and such foreign currencies. See Item 5, “Operating and Financial Review and Prospects — Results of Operations — 2007 Compared to 2006” and Item 11, “Quantitative and Qualitative Disclosures about Market Risk”.
The following table sets forth the Noon Buying Rate for the euro expressed in U.S. dollars per euro.

Year:	Average(1)	At Period End
2003	1.1411	1.2597
2004	1.2478	1.3538
2005	1.2400	1.1842
2006	1.2661	1.3197
2007	1.3797	1.4603

Month ending:	High	Low
31-Dec-07	1.4759	1.4344
31-Jan-08	1.4877	1.4574
29-Feb-08	1.5187	1.4495
31-Mar-08	1.5805	1.5195
30-Apr-08	1.6010	1.5568
31-May-08	1.5784	1.5370

(1)
The average of the Noon Buying Rates for the relevant period, calculated using the average of the Noon Buying Rates on the last business day of each month during the period. Source: Federal Reserve Statistical Release on Foreign Exchange Rates — Historical Rates for Euro Area

The effective Noon Buying Rate on June 24, 2008 was 1.5591 (Source: Federal Reserve Statistical Release on Foreign Exchange Rates — Historical Rates for Euro Area).

Risk Factors
Investing in the Company’s ADSs involves certain risks. You should carefully consider each of the following risks and all of the information included in this annual report.
The Group has a recent history of losses; the Group’s future profitability and financial condition depend on its ability to successfully restructure its operations — The Group experienced a 50.7% decrease in earnings in 2004, and net losses totaling €14.6 million in the fiscal year ended December 31, 2005. In 2006 the Group reported net earnings of €12.3 million, but that was achieved primarily by the reduction of the existing orders backlog. In the fiscal year ended December 31, 2007, the Group had net losses of €62.6 million. The Group attributes this downward trend to an increasingly difficult macroeconomic environment affecting the furniture industry, including:
•	price competition from low-cost manufacturers,

•	recurring unfavorable currency conditions (in particular the devaluation of the U.S. dollar),

•	higher raw material prices, and

•	more recently, sluggish economic conditions in the Group’s key markets (particularly the United States, but others as well).
In 2007, the Group’s negative results also resulted from the poor performance of its retail network, which was affected by the factors listed above, and the poor performance of the Group’s South-American manufacturing plants, which struggled with low productivity and other challenges which management is currently evaluating.
This negative trend continued in the first quarter of 2008, during which the Group recorded net losses of €23.4 million notwithstanding an increase of its total net sales by 12.4%, as compared to the same period of previous year. For more information, see Item 5, “Trend Information and Guidance”. There is no guarantee that the Group will be able to achieve or maintain profitability in the future.
The Group’s future operating and financial performance and business prospects will depend in large part on the successful implementation of the restructuring plan approved by the Group’s Board of Directors on May 18, 2005, after the Group’s first quarter 2005 results showed a continuing negative trend. The restructuring plan aims to recover the Group’s profitability and increase its competitiveness by reducing manufacturing costs in Italy, increasing overall efficiencies and closing non-performing retail units in order to streamline the Company’s cost structure. The Plan is also aimed at regaining the Group’s market share, especially in the medium-high end of the market, by differentiating the Group’s brands from the competition and strengthening its market reputation. The Group’s top management is currently working on the operational details of a three-year business plan (which, among other things, is expected to include measures to achieve the strategic goals of the 2005 restructuring plan), that covers the period 2008-2010 and that is expected to be ready in the next few weeks. If the 2005 restructuring plan and the 2008-2010 business plan are not successful, there could be a material adverse effect on the Group’s financial condition, results of operations and business prospects.
Demand for furniture is cyclical and may fall in the future — Historically, the furniture industry has been cyclical, fluctuating with economic cycles, and sensitive to general economic conditions, housing starts, interest rate levels, credit availability and other factors that affect consumer spending habits. Due to the discretionary nature of most furniture purchases and the fact that they often represent a significant expenditure to the average consumer, such purchases may be deferred during times of economic uncertainty such as those being experienced in some of our markets in Europe and the United States.
In 2007, the Group derived 35.2% of its leather- and fabric-upholstered furniture net sales from the Americas, 56.7% from Europe and 8.1% from the rest of the world. A prolonged economic slowdown in the United States and Europe may have a material adverse effect on the Group’s results of operations.

The Group operates principally in a niche area of the furniture market — The Group is a leader in the production of leather-upholstered furniture, with 89.3% of net sales of upholstered furniture in 2007 derived from the sale of leather-upholstered furniture. Leather- upholstered furniture represents a limited, but growing, portion of the market for upholstered furniture. Consumers have the choice of purchasing upholstered furniture in a wide variety of styles and materials, and consumer preferences may change. There can be no assurance that the current market for leather-upholstered furniture will not decrease.
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
Fluctuations in currency exchange rates may adversely affect the Group’s results — The Group conducts a substantial part of its business outside of the euro zone. A rise in the value of the euro relative to other currencies used in the countries in which the Group operates will reduce the relative value of the revenues from its operations in those countries, and therefore may adversely affect its operating results or financial position, which are reported in euro. In addition to this translation risk, the Group is subject to currency exchange rate risk to the extent that its costs are denominated in currencies other than those in which it earns revenues. In 2007, a significant portion of the Group’s net sales, but only approximately 40% of its costs, were denominated in currencies other than the euro. The Group is therefore exposed to the risk that fluctuations in currency exchange rates may adversely affect its results. For more information, see Item 11, “Quantitative and Qualitative Disclosures about Market Risk.”
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

The price of the Group’s principal raw material is difficult to predict — Leather is used in approximately 85% of the Group’s upholstered furniture production, and the acquisition of cattle hides represents approximately 35% of total cost of goods sold. The raw hides market’s dynamics are dependent on the consumption of beef, the levels of worldwide slaughtering, worldwide weather conditions and the level of demand in a number of different sectors, including: footwear, leather, automotive, furniture and clothing. The Group’s ability to increase product prices following increases in raw material costs is limited by market forces, and therefore the Group may not be able to maintain its margins during periods of significant increases in raw material costs, such as has been the case in the recent months.
Introduction of a new integrated management system — The Company has undertaken the adoption for its operations worldwide of a new Enterprise Resource Planning (“ERP”) system denominated “SAP”, with the aim of enabling Management to achieve better control over the Company through:
•	improved quality, reliability and timeliness of information;

•	improved integration and visibility of information stemming from different management functions and countries;

•	optimization and global management of corporate processes.
The overall estimated investment for the project is about €10.6 million. The adoption of a new ERP system, which will replace the existing accounting and management systems, poses several challenges relating to, among other things, training of personnel, communication of new rules and procedures, changes in corporate culture, migration of data, and the potential instability of the new system. In order to mitigate the impact of such critical issues, the Company decided to implement the new ERP system on a step-by-step basis, both geographically and in terms of processes. In relation to each step of the project, the Company has set up a contingency plan in order to ensure business continuity. However, there can be no assurance that the new ERP system will be successfully implemented and failure to do so could have a material adverse effect on the Group’s operations.
The Group’s past results and operations have significantly benefited from government incentive programs, which may not be available in the future — Historically, the Group derived significant benefits from the Italian Government’s investment incentive programs for under-industrialized regions in Southern Italy, including tax benefits, subsidized loans and capital grants. See Item 4, “Information on the Company -Incentive Programs and Tax Benefits.” In recent years, the Italian Parliament replaced these incentive programs with an investment incentive program for all under-industrialized regions in Italy, which is currently being implemented by the Group through grants and research and development benefits. There are no indications at this time that the Italian Government will implement new initiatives to support companies located in under-industrialized regions in Italy. Therefore, there can be no assurance that the Group will continue to be eligible for such grants, benefits or tax credits for its current or future investments in Italy.
In recent years, the Group has opened manufacturing operations in China, Brazil and Romania that have been granted tax benefits and export incentives. There can be no assurance that these tax benefits and export incentives will continue to be available to the Group in the future.
The Group is dependent on qualified personnel — The Group’s ability to maintain its competitive position will depend to some degree upon its ability to continue to attract and maintain highly qualified managerial, manufacturing and sales and marketing personnel. There can be no assurance that the Group will be able to continue to recruit and retain such personnel. In particular, the Group has been dependent on certain key management personnel in the past, and there can be no assurance that the loss of key personnel would not have a material adverse effect on the Group’s results of operations.

Investors may face difficulties in protecting their rights as shareholders or holders of ADSs — The Company is incorporated under the laws of the Republic of Italy. As a result, the rights and obligations of its shareholders and certain rights and obligations of holders of its ADSs are governed by Italian law and the Company’s Statuto (or By-laws). These rights and obligations are different from those that apply to U.S. corporations. Furthermore, under Italian law, holders of ADSs have no right to vote the shares underlying their ADSs, although under the Deposit Agreement, ADS holders have the right to give instructions to The Bank of New York, the ADS depositary, as to how they wish such shares to be voted. For these reasons, the Company’s ADS holders may find it more difficult to protect their interests against actions of the Company’s management, board of directors or shareholders than they would as shareholders of a corporation incorporated in the United States.
Control of the Company — Mr. Pasquale Natuzzi, who founded the Company and is currently Chief Executive Officer and Chairman of the Board of Directors, beneficially owns 29,358,089 Ordinary Shares, representing 53.5% of the Ordinary Shares outstanding (58.6% of the Ordinary Shares outstanding if the Ordinary Shares owned by members of Mr. Natuzzi’s immediate family (the “Natuzzi Family”) are aggregated). As a result, Mr. Natuzzi controls the Company, including its management and the selection of its Board of Directors. Since December 16, 2003, Mr. Natuzzi has held his entire beneficial ownership of Natuzzi S.p.A. shares (other than 196 ADSs) through INVEST 2003 S.r.l., an Italian holding company (having its registered office at Via Gobetti 8, Taranto, Italy), wholly-owned by Mr. Natuzzi.
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
Item 4. Information on the Company
Introduction
The Group is primarily engaged in the design, manufacture and marketing of contemporary and traditional leather and fabric-upholstered furniture, principally sofas, loveseats, armchairs, sectional furniture, motion furniture and sofa beds, and living room accessories.
The Group is a world’s leader in the production of leather-upholstered furniture and believes that it has a leading share of the market for leather-upholstered furniture in the United States and Europe. The Group is currently focusing its attention on the development of foreign markets, like East Europe, Middle East, China and India, where it has been achieving for the last months significant results both in terms of sales and order flow. In 2000, the Company launched “Italsofa”, a new promotional brand aimed at the lower-priced segment of the upholstery market, while in January 2002, the Company introduced the new logo for the “Natuzzi” brand, which is aimed at identifying the Company’s medium to high -end of the market products. The Group currently designs 100% of its products and manufactures, directly or through third parties, approximately 37% of its products in Italy. Production outside of Italy is mainly for the Italsofa brand. Within Italy, the Group sells its furniture principally through franchised Divani & Divani by Natuzzi furniture stores. As of April 30, 2008, 123 Divani & Divani by Natuzzi stores, of which 3 are outlet stores, and 1 Natuzzi store were located in Italy. Outside of Italy, the Group sells its furniture principally on a wholesale basis to major retailers and through 179 Natuzzi stores and Divani & Divani by Natuzzi stores, 3 outlet stores, 5 Italsofa stores (located in China), 14 concessions in the United Kingdom and 1 concession in the Republic of Ireland. These concessions are store-in-store concept directly managed by a subsidiary of the Company located in the United Kingdom. As of April 30, 2008, there were 419 Natuzzi galleries worldwide (store-in-store concept managed by independent partners).
On June 7, 2002 the Company changed its name from Industrie Natuzzi S.p.A. to Natuzzi S.p.A. The Statuto, or by-laws, of the Company provide that the duration of the Company is until December 31, 2050. The Company, which operates under the trademark “Natuzzi”, is a società per azioni (stock company) organized under the laws of the Republic of Italy and was established in 1959 by Mr. Pasquale Natuzzi, who is currently the Chairman of the Board of Directors, Chief Executive Officer, and controlling shareholder of the Company. Substantially all of the Company’s operations are carried out through various subsidiaries that individually conduct a specialized activity, such as leather processing, foam production and shaping, furniture manufacturing, marketing or administration.
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

Ernesto Greco resigned as CEO of Natuzzi S.p.A effective September 30, 2007. He remains a member of the Board of Directors of the Company. Mr. Pasquale Natuzzi has been Chief Executive Officer of the Company since October 1, 2007. On June 4, 2008 the Natuzzi Group announced that Mr. Aldo Uva, who has joined the Group as a General Manager, has been indicated by the Group’s controlling shareholder as a candidate for Chief Executive Officer. His appointment would become effective in July 2008, after the resolution of the relevant Corporate bodies.
Organizational Structure
As of April 30, 2008, the Company’s principal operating subsidiaries were:

	Percentage of
Name	ownership	Registered office	Activity

Italsofa Bahia Ltd	97.99	Bahia, Brazil	(1)
Minuano Nordeste S.A.	100.00	Pojuca, Brazil	(1)
Italsofa Shanghai Ltd	100.00	Shanghai, China	(1)
Softaly Shanghai Ltd	100.00	Shanghai, China	(1)
Natuzzi China Ltd	100.00	Shanghai, China	(1)
Italsofa Romania	100.00	Baia Mare, Romania	(1)
Natco S.p.A.	99.99	Bari, Italy	(2)
I.M.P.E. S.p.A.	90.83	Qualiano, Italy	(3)
Nacon S.p.A.	100.00	Bari, Italy	(4)
Lagene S.r.l.	100.00	Bari, Italy	(4)
Natuzzi Americas Inc.	100.00	High Point, NC, USA	(4)
Natuzzi Iberica S.A.	100.00	Madrid, Spain	(4)
Natuzzi Switzerland AG	97.00	Kaltbrunn, Switzerland	(4)
Natuzzi Nordic	100.00	Copenaghen, Denmark	(4)
Natuzzi Benelux S.A.	100.00	Geel, Belgium	(4)
Natuzzi Germany Gmbh	100.00	Dusseldorf, Germany	(4)
Natuzzi Sweden AB	100.00	Stockholm, Sweden	(4)
Natuzzi Japan KK	100.00	Tokyo, Japan	(4)
Natuzzi Services Limited	100.00	London, UK	(4)
Italholding S.r.l.	100.00	Bari, Italy	(5)
Natuzzi Netherlands Holding	100.00	Amsterdam, Holland	(5)
Natuzzi Trade Service S.r.l.	100.00	Bari, Italy	(6)
La Galleria Limited	100.00	London, UK	(7)
Natuzzi United Kingdom Limited	100.00	London, UK	(7)
Kingdom of Leather Limited	100.00	London, UK	(7)

(1)	Manufacture and distribution

(2)	Intragroup leather dyeing and finishing

(3)	Production and distribution of polyurethane foam

(4)	Distribution

(5)	Investment holding

(6)	Transportation services

(7)	Dormant

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
Improving efficiency and reducing operating costs — Recurring unfavorable currency conditions (in particular the devaluation of the U.S. dollar during the past few years), pricing competition especially in the U.S. and a downturn in general economic conditions in the Group’s principal markets have negatively affected order flows for Natuzzi-branded products. As part of the Group’s ongoing efforts to become more efficient and competitive in light of these unfavorable conditions, on May 18, 2005, the Group’s Board of Directors approved a new restructuring plan. The plan is aimed at reducing manufacturing costs in Italy, increasing overall efficiencies, recovering profitability through the closing of non-performing retail units and regaining market share, especially in the medium-high end of the market, where the Group continues to invest in the Natuzzi brand.
At the time of its inception, the restructuring plan provided for, among other measures, a temporary work force reduction (through a legislative tool known in Italy as “Cassa Integrazione Guadagni - CIG”) of 1,320 positions by the end of 2005 in all departments across the Company, in order to reduce manufacturing costs in Italy. However, due to the accumulation of orders during the summer of 2005, and in order to provide for the seasonal increase in order flow reported beginning in the second quarter of 2005, in September 2005 the Group decided to call back about 90% of the workers that were temporarily laid off at the Group’s Italian factories. In June 2006 the Group obtained from the Italian Government an extension of the temporary work force reduction to cover the period June 2006 — June 2008 in order to recover profitability and efficiency, specifically in the Italian plants. The Group agreed with the Italian Unions that no more than 508 workers would be affected by the temporary work force reduction during the period.
Because of the complexity of the restructuring plan and in light of the persisting generalized difficult business conditions and the unfavorable devaluation of the U.S. dollar against the currencies of the countries where the Group manufactures products to be exported in the U.S., which have negatively affected the order flows, the Group in May 2008 announced a further extension of the temporary work force reduction in Italy (through the Cassa Integrazione Guadagni - CIG, pursuant to an agreement signed by the Italian Ministry of Labor and the Italian Unions on June 17, 2008), involving 1,200 positions for twelve months. For the same reasons, the Group recently announced a lay-off at its Brazilian plants involving about 570 workers that the Group hopes to recall in the next few months, should the order flow of the Brazilian plants recover.
Top management of the Group is working on the operational details of a three years business plan covering the period 2008-2010 which management expects to complete in the next few weeks.
The Company has recently promoted the creation of a special task force among important manufacturers in Southern Italy, within the so-called “upholstery district”, to request the local and national governments to declare a state of deep crisis for the upholstery industry in Southern Italy. The Group believes that the declaration of a state of deep crisis could allow the local and national governments to adopt measures to address the difficult conditions faced by the upholstery district in Southern Italy. However, there can be no assurance that any such relief measures will be granted, or that a state of deep crisis will be declared by the Italian authorities.

Brand Portfolio Strategy: The Group is focusing in all price segments of the leather and non-leather upholstered furniture market. The Group has divided its extensive product range into two different brands, Natuzzi and Italsofa, in an effort to address specific market segments and increase its sales and profitability.
i) The Natuzzi brand offers high -end high -quality products, with detailed designs and customized materials and finishes. The Group aims to position this brand as one that helps consumers rediscover the home as a welcoming place, a place of happiness and well-being. The Group also wants to establish an “aspirational” image for this brand through the style and quality of its products, and the concepts and presentation in its stores. Finally, the Group seeks to broaden this brand’s market by bringing consumers in various countries around the world product collections filled with beautiful, Italian-style living room design. Products under this brand are distributed through the Group’s stores, galleries, and qualified free market (multi brand) retailers that carry high -end products.
From the identification of consumer preferences and market trends, to the delivery of the living room in the consumer’s home, Natuzzi directly controls 90% of the production and distribution value chain, with the aim of ensuring ultimate quality at competitive prices. All models are designed in the Group’s Style Center in Italy and are primarily manufactured at the Group’s Italian factories.
In the last quarter of 2005 and the beginning of 2006, the Group moved some of the production for its most popular Natuzzi-brand models in the United States to its manufacturing facilities outside of Italy in order to avoid the relative rise in production costs at its Italian plants due to the weak U.S. dollar and thus increase profitability. This move includes limited models and covers in leathers and microfibers, but no “Total Look” furnishings.
ii) The Italsofa brand, targets the medium segment of the market. The Group aims to position this brand as one that offers quality products at competitive prices. The brand includes a wide range of sofas and armchairs in leather and microfiber, which are available in different versions. Products are designed in Italy and manufactured at the Group’s factories in China, Brazil and Romania, to provide the best possible value in the market. Products under this brand are distributed through wholesale channels.
Competition has increased significantly in recent years within this segment as foreign producers from countries with lower manufacturing costs have begun to play an important role in the upholstered furniture market. Such manufacturers are often able to offer their products at lower prices, which increases price competition in the industry. In particular, manufacturers in China, Eastern Europe and South America have increased competition in the lower-priced segment of the market.
In response to this increase and the inherent fragmentation in some markets in which the Group competes, the Group will continue to focus its efforts on improving product quality, design and reliable customer service.

In 2007, the Group launched an initiative to redefine the image of its Italsofa brand, and opened a total of 5 Italsofa stores in China, with the objective of positioning Italsofa within a higher market segment as compared to very-low-cost Chinese competitors.
Geographical expansion — The Group first targeted the United States market in 1983 and subsequently began diversifying its geographic markets, particularly in the highly fragmented European markets (outside of Italy). The Group is a leader in the leather-upholstered furniture segment in the United States and in Europe and is currently focusing its attention on the development of foreign markets, like Eastern Europe, the Middle East, China and India, where it has been achieving for the last months significant results both in terms of sales and order flow.
As of April 30, 2008, 123 Divani & Divani by Natuzzi stores, of which 3 are outlet stores, and 1 Natuzzi store were located in Italy. Outside of Italy, the Group sells its furniture principally on a wholesale basis to major retailers and through 179 Natuzzi stores and Divani & Divani by Natuzzi stores, 3 outlet stores, 5 Italsofa stores (located in China) and 14 concessions (store-in-store) in the UK and 1 in the Republic of Ireland. As of the same date, there were 419 Natuzzi galleries worldwide.
Retail program and brand development — The Group has made significant investments to improve its existing distribution network and strengthen its brand, primarily through the establishment of new distribution subsidiaries and an increase in the number of Natuzzi stores and Natuzzi galleries worldwide. See “—Markets”. As of April 30, 2008, there were 306 stores worldwide, including Natuzzi stores and Divani & Divani by Natuzzi stores, and 5 Italsofa stores in China. The Natuzzi galleries program was launched in 2002 and the number of galleries worldwide reached 419 as of April 30, 2008. By using the same creative concepts and internal decorations in Natuzzi stores and Natuzzi galleries, the Group has created a coherent identity for the Natuzzi brand. The Group plans to open additional Natuzzi stores and Natuzzi galleries in strategic geographical locations to strengthen its presence in Italy and abroad and plans to make the marketing investments necessary to increase brand recognition in these markets.
In May 2007, the Group organized a Retail Congress in Italy, inviting all its partners worldwide to visit the Group’s headquarters for product selection and collection renewal, and to participate in strategy sessions to develop marketing and advertising plans for the upcoming year. More than 230 stores and 500 persons participated in the Retail Congress. Due to the success of this event, the Group organized a similar event in 2008.
Product diversification — The Group believes that it is the Italian manufacturing company in the designer furniture and home decoration industry most capable of offering consumers carefully developed, coordinated living rooms at competitive prices through its “Total Look” offer. The Total Look offer is conceived in accordance with the latest trends in design, materials and colors, and includes high quality sofas, furnishings and accessories, all of which are developed in -house and presented in harmonic and personalized solutions. The Group has taken a number of steps to broaden its product lines, including the development of new models, such as modular and motion frames, and the introduction of new materials and colors, including exclusive fabrics and microfibers. See “— Products.”
In addition to its microfibers collection, the Group has also launched Alcantara ® Elegance, an exclusive covering produced for the Natuzzi Group by Alcantara S.p.A.. In order to add to its already vast offerings in upholstered furniture, the Group has begun to invest in its furnishings and accessories offerings. Beginning in 2006, the Group has further widened its collection of accessories by introducing wall units, thus completing its living room environment offering. The Group believes that expanding its Total Look offerings will strengthen its relationships with the world’s leading distribution chains, which are interested in offering branded packages. The Group has invested in Natuzzi Style Center in Santeramo, Italy, to serve as a creative hub for the Group’s design activities.

Manufacturing
As of March 31, 2008, the Group operated 7 production facilities in Italy. Four of the facilities are engaged in upholstery cutting and sewing and assembly of finished and semi-finished products, and employed (net of those workers temporarily laid-off), as of the same date, 2,357 workers, 37.7% of whom are not directly involved in production. Four of these seven facilities are located either in, or within a 25-mile radius of Santeramo, where the Group’s headquarters are located. Assembly operations at the Group’s production facilities also include leather cutting and sewing and attaching foam and covering to frames.
These operations retain many characteristics of production by hand and are coordinated at the production facilities through the use of a management information system that identifies by number (by means of a bar-code system) each component of every piece of furniture and facilitates its automatic transit through the different production phases up to the storehouse.
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
The Group produces, directly and by subcontracting, 9 grades of leather in approximately 15 finishes and 118 colors. The hides, after being tanned, are split and shaved to obtain uniform thickness and separated into “top grain” and “split” (top grain leather is primarily used in the manufacture of most Natuzzi-branded leather products, while split leather is used, in addition to top grain leather, in the manufacture of some Natuzzi-branded products and most Italsofa products). The hides are then colored with dyes and treated with fat liquors to soften and smooth the leather, after which they are dried. Finally, the semi-processed hides are treated to improve the appearance and strength of the leather and to provide the desired finish. The Group also purchases finished hides from third parties.
One of the Group’s production facilities, which is located near Naples and employed 62 workers as of April 30, 2008, is engaged in the production of flexible polyurethane foam and, because the facility’s production capacity is in excess of the Group’s needs, also sells foam to third parties. The foam from the Naples facility, which is produced through a patented process that results in a high-quality material without using any auxiliary blowing agent, is sold under the “Eco-FlexTM” trademark. A material specially designed for mattresses is also produced and sold under the “GreenflexTM” trademark.

As a result of intensive R&D activity, the Company has developed a new family of highly resilient materials. The new polymer matrix is safer than others available in the market because of its improved flame resistance, and it is more environmentally-friendly because it can be disposed of without releasing harmful by-products and because the raw materials used to make it cause less harmful environmental impacts during handling and storage. During 2007 the Group also introduced to the market a new material called Slowflex, primarily for use in the mattress industry. This material has unique properties, including visco-elasticity, which causes it to achieve a stable deformation when a load is applied, not immediately, but rather with some delay.
The Group currently manufactures the Italsofa Collection outside Italy at plants located in China, Romania, and Brazil, although the strong appreciation of Brazilian currency against the U.S. dollar and the low productivity of the Brazilian plants have negatively affected the competitiveness of the Group’s manufacturing operations in Brazil. If orders exceed production capacity at these plants, Italsofa products are also manufactured in the Company subcontractor’s Italian plants.
The Group owns the land and buildings for its principal assembly facilities located in Santeramo, Matera and Altamura, its leather dyeing and finishing facility located near Udine, its foam-production facility located near Naples, and its facilities located in Ginosa, Laterza, Brazil, Romania and one of the two plants in China. The land and buildings of the remaining production facilities are leased from lessors with whom the Group enjoys long-term relationships. Although the lease terms vary in length, under Italian law the leases for the Group’s Italian plants must have a minimum term of six years. The lease agreements provide for rents that generally increase each year in line with inflation. Management believes that the prospects are good for renewing the leases on acceptable terms when they expire. The Group owns substantially all the equipment used in its facilities.
Historically, the Group has entrusted some of its production work relating to the assembly of finished products from raw materials and finished parts to subcontractors located within a 20-mile radius of Santeramo (about 15% of Natuzzi’s production during the year ended on December 31, 2007). The Group’s contracts with these subcontractors provide that the Group will supply to each subcontractor product designs, finished leather, pre-cut cushions, wooden frames and other assembly materials. The subcontractors are required to assemble these materials into finished products.
The furniture is assembled at a fixed cost per unit that is set to increase annually in line with inflation. These contracts have an indefinite term, subject to termination by either party with prior notice (generally one month).
Raw Materials — The principal raw materials used in the manufacture of the Group’s products are cattle hides, polyurethane foam, polyester fiber, wood and wood products.
The Group purchases hides from slaughterhouses and tanneries located mainly in Italy, Brazil, Germany, Colombia, Ireland, Australia, India, Scandinavian countries, the United States, and Eastern Europe. The hides purchased by the Group are divided into several categories, with hides in the lowest categories being purchased mainly in Brazil, Colombia, and Ukraine; those in the middle categories being purchased mainly in Australia, Uruguay, Italy and the United States and those in the highest categories being purchased in Germany and Scandinavian countries. A significant number of hides in the lowest categories are purchased at the “wet blue” stage — i.e., after tanning — while some hides purchased in the middle and highest categories are unprocessed. The Group has implemented a leather purchasing policy according to which a percentage of leather is purchased at a finished or semi-finished stage. Therefore, the Group has had a smaller inventory of “split leather” to sell to third parties. Approximately 80% of the Group’s hides are purchased from 13 suppliers, with whom the Group enjoys long-term and stable relationships. Hides are generally purchased from the suppliers pursuant to orders given every one to two months specifying the number of hides, the purchase price and the delivery date.

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
During 2007 the prices paid by the Group for hides continued, for the most part, to increase, especially in the Brazilian market, although prices in the European market tended to decrease. However, during the first quarter of 2008, the prices for hides tended to stabilize even though there are signs of further increases in the market. Factors influencing the leather price increase included a reduction in red meat consumption and the high demand for hides from the Far East markets. The Group is always searching for new suppliers and sources of cattle hides in order to minimize the effect of this phenomenon.
The Group also purchases fibers and microfibers for use in coverings. Both kinds of coverings are divided into several price categories: most fabrics are in the highest price categories, while the most inexpensive of the microfibers are in the lowest price categories. Fabrics are purchased exclusively in Italy from 13 suppliers which provide the product at the finished stage. Microfibers are purchased in Italy, South Korea, Taiwan, and a small quantity from Japan through four suppliers who provide them at the finished stage. Microfibers purchased from the Group’s Italian supplier are in some cases imported by the supplier at the greige or semi-finished stage and then finished (dyed and bonded) in Italy. All microfibers in the highest price category are purchased from the Group’s Japanese supplier. Fabrics and microfibers are generally purchased from the suppliers pursuant to orders given every week specifying the quantity (in linear meters) and the delivery date. The price is determined before the fiber or microfiber is introduced into the collection.
Fabrics and microfibers purchased from the Italian suppliers are delivered directly by the suppliers to the Group’s facility in Matera, while those purchased overseas are delivered to an Italian port and then sent to the Matera facility. Only microfibers purchased in Taiwan and South Korea are delivered directly by the suppliers to Chinese and Brazilian ports and then sent to the Group’s Shanghai, Salvador de Bahia and Pojuca facilities. The Group is able to purchase such products at reasonable prices as a result of the volume of its orders. The Group continuously searches for alternative supply sources in order to obtain the best product at the best price.
Price performance of fabrics is quite different from that of microfibers. Because fabrics are purchased exclusively in Italy and are composed of natural fibers, their prices are influenced by the cost of labor and the quality of the product. During 2007 and the beginning of 2008, fabric prices were stable due to long-term relationships with suppliers and the large volumes purchased by the Group. During the same period microfiber prices decreased due to the introduction of new suppliers and the renegotiation of prices with current suppliers. The price of microfibers is mainly influenced by the international availability of high-quality products and raw materials at low costs, especially from Asian markets. Despite the recent stability of fabric prices, and the recent decline in the prices of microfibers, the Group expects a further increase in the overall cost of raw materials and oil in the coming months.

The Group obtains the chemicals required for the production of polyurethane foam from major chemical companies located in Europe (including Germany, Italy and the United Kingdom) and the polyester fiber filling for its polyester fiber-filled cushions from several suppliers located mainly in Korea, China and Taiwan. The chemical components of polyurethane foam are petroleum-based commodities, and the prices for such components are therefore subject to, among other things, fluctuations in the price of crude oil, which has significantly increased over the last months. The Group obtains wood and wood products for its wooden frames from suppliers in Italy and Eastern Europe. Through its plants located in Romania, the Group has begun engaging directly in the cutting and transformation of wood from Romanian forests.
With regard to the Group’s collection of home furnishing accessories (tables, lamps, carpets, home accessories in different materials), most of the suppliers are located in Italy and other European countries, while some hand-made products (such as carpets) are made in India.
“Supply-chain Management”
Procurement Policies and Operations Integration. In order to improve customer service and reduce industrial costs, the Company in 2006 established a policy for handling suppliers and supply logistics. All of the sub-departments working in the Logistics Department have been reorganized to maximize efficiency throughout the supply-chain. Logistics Department now coordinates periodic meetings amongst all of its working groups in order to identify areas of concern that arise in the supply-chain, and identify solutions that will be acceptable to all groups. Logistics Department is responsible for monitoring the proposed solutions in order to ensure their effectiveness. Additionally, in order to improve access to supply-chain information throughout the Group, the Logistics Department, with the support of the Information Systems department, has created a new portal that allows the Logistics and other departments (such as Customer Service and Sales) to monitor the movement of goods through the supply-chain.
Production planning (order management, production, procurement). The Group’s commitment to reorganizing procurement logistics has led to:
1) the development of a logistic-production model to customize the level of service to customers;
2) a 40% reduction in the size of the Group’s inventory of raw materials and/or components, particularly those pertaining to coverings. This positive impact was made possible by both the development of software that allows more detailed production programming and broader access by suppliers themselves, and a more general reorganization of supplier relationships. Suppliers are now able to provide assembly lines at Italian plants with requested components within four hours. As a consequence of these improvements, the Group has reduced the amount of storage space used for semi-products by 80%;
3) the planning and partial completion of the industrial reorganization of the local production center.

The Group plans procurements of raw materials and components:
i) “on demand” for those materials and components (which the Group identifies by code numbers) that require a shorter lead time for order completion than the standard production planning cycle for customers’ orders.
This system allows the Group to handle a higher number of product combinations (in terms of models, versions and coverings) for customers all over the world, while maintaining a high level of service and minimizing inventory size. Procuring raw materials and components “on demand” eliminates the risk that these materials and components would become obsolete during the production process.
ii) “upon forecast” for all those materials and components requiring a long lead time for order completion.
Since April 2006, the Group has been utilizing a new forecast methodology, developed in cooperation with a consulting firm. This methodology balances the Group’s desire to maintain low inventory levels against the Sales Department’s needs for flexibility in filling orders, all the while maintaining high customer satisfaction levels. This new methodology is currently being developed together with the Group’s IT department, in order to create a new intranet portal, called Worldwide Demand Planning tool. This tool is being tested since November 2007 for sales coming from the North American market, under the supervision of a forecast manager. Once completed, it will further support corporate logistics and operations managers to better forecast the future demand for the Group’s products so as to improve the lead time from material supply to sales delivery.
Special production programs, those requiring lead times shorter than three weeks, are only available to a restricted group of customers, for a limited group of collections and product combinations.
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
This software manages customers’ orders to be shipped by sea with the goal of maximizing the number of orders shipped in full containers. If a customer’s order does not make optimal use of container space, revisions to the order quantities are suggested. This activity, which was previously a prerogative of the Group’s headquarters, has been almost completely transferred to Natuzzi Americas in High Point, North Carolina.

As far as the load composition by truck is concerned, the Group has commissioned planning a software development project to minimize total transport costs by taking into account volume and route optimization for customers’ orders in defined areas. A prototype of this software was delivered to the Group in November 2007. The Group expects conclusive testing of this prototype to be completed in September 2008. This software is being developed by the Group jointly with Polytechnic of Bari and the University of Lecce.
Transportation. The Group delivers goods to customers by common carriers. Those goods destined for the Americas and other markets outside Europe are transported by sea in 40’ high cube containers, while those produced for the European market are generally delivered by truck and, in some cases, by railway. In 2007, the Group shipped 11,397 containers (40’hc) to overseas countries and approximately 8,380 full load mega-trailer trucks to European destinations. To improve service levels, a method of Supplier Vendor Rating has been applied since November 2007 to measure performance of carriers and distributors providing direct service. This rating system has first been extended to transport “by land”, but the Group expects it to also cover the transport “by sea” no later than July 2008.
In order to guarantee the best price and quality of transportation services, the Group deals directly with shipping companies and logistics operators without working through intermediaries.
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
Products
The Group is committed to the conception, prototyping, production and commercialization of a wide range of upholstered furniture, both in leather and in fabric, and furnishings & accessories. Natuzzi is the largest Italian company in the sector and a world leader in the segment of upholstered furniture.
The wide range of offerings enables the Company to reach specific market segments, constantly monitor consumers needs and offer products in line with market trends and final customers’ preferences.
New models are the result of a constant information flow that stems from the market (whose preferences are analyzed, filtered and translated by the product managers into a brief, including specific styles, functions and price points), and is communicated to the group of designers who, through constant work with the team from the prototypes department, sketches the creation of new products in accordance with the guidelines received.

The product development process is also based on specific needs of particular clients (mass dealers) who are capable of generating a critical mass of sales that enable the product to achieve the right market penetration.
The diversity of final customers’ tastes and preferences and the natural inclination of Natuzzi to offer new solutions promote the development of products that are increasingly personalized. For instance, the Company in 2007 developed 108 new models that have generated more than 1700 different versions, a new collection of accent fabrics (12 new items), new solutions for upholstery leather (“pelle spessorata”), and that led to the launch of the Fashion and Fleur collection of special, design-oriented models for the high-end segment of the market.
The Group’s product range falls within five broad categories of furniture: stationary furniture (sofas, loveseats and armchairs); sectional furniture, motion furniture; sofa beds and occasional chairs (including recliners and body massage chairs). As of December 31, 2007, the Group offered its products in 374 different models.
Regarding the supply of furnishing & accessories, in 2007, 400 new products were introduced as a result of a significant push on development, and for the first time, the introduction in collections of tables and dining chairs.
The Group’s wide range of products includes a comprehensive collection of sofas and armchairs with particular styles, coverings and functions, with more than two million combinations. The Group’s offering is divided into two separate collections: the Natuzzi Collection, which has two separate lines of products, one targeting the Americas and one targeting the Group’s markets in the rest of the world, and the Italsofa Collection, which is also divided into two lines of products, those targeting the Americas and the Asia Pacific region, and those targeting Europe, the Middle East and Africa.
The Natuzzi Collection, positioned in the medium-high market, focuses on making Italian quality and style accessible through coordinated and innovative living rooms. This collection stands out for high quality in the choice of materials and finishes, as well as the creativity and details of its designs. As of May 31, 2008, this line of products offered 166 models, 23 articles in fabrics in 68 colors, 14 leather articles in 105 colors, and 3 articles in dreamfibre in 38 colors. The best-selling models in 2007 were Klaus, Plaza, Tahira and Domino models (generating respectively €15.6, €12.4, €9.1 and €8.2 million euros in sales). The collection also includes a selection of additional furniture (wall units, tables, lamps, carpets), accessories (pots and candles), furniture for the dining room (tables, chairs, lamps) to offer complete furniture with the aim enabling the Group to become a real “Lifestyle Company.”
As of May 31, 2008, the Natuzzi Collection’s line oriented to the Americas was represented by 99 models, 10 articles in dreamfiber and fabrics in 49 colors. The Aspen model is the best selling model with sales of about €7 million.
The Italsofa Collection, which is characterized by a young and sparkling style, offers 109 models for the medium- to low-end market. The Italsofa Collection offers 13 models in the Americas and the Asia Pacific region, and 14 models in Europe, the Middle East and Africa. The most successful model is the Otranto, with €8.8 million in sales during 2007.
The Group’s overall sales are also partly the result of unbranded production, developed on the basis of specific provision agreements for important mass-dealer clients like IKEA and/or Macy’s.

Markets
The Group markets its products internationally as well as in Italy. Outside Italy, the Group sells its leather furniture principally on a wholesale basis to major retailers and furniture stores. In 1990, the Group began selling its leather-upholstered products in Italy and abroad through franchised Divani & Divani by Natuzzi and Natuzzi furniture stores. Since 2001, the Group has also sold its furniture through directly owned Natuzzi stores and Divani & Divani by Natuzzi stores. Starting in the second half of 2007, the Group began to sell its promotional line also through 5 Italsofa stores in China.
In 2007, the Group derived 35.2% of its leather- and fabric-upholstered furniture net sales from the United States and the Americas, 56.7% from Europe and 8.1% from the rest of the world (mainly Australia and Japan). See “— Strategy.”
The following tables show the leather- and fabric-upholstered furniture net sales and number of seats sold of the Group broken down by geographic market for each of the years indicated:

Leather- and Fabric-Upholstered Furniture Net Sales (millions of euro)
	2007		2006		2005

U.S. and the Americas(1)	198.6	35.2%	245.4	37.2%	241.7	40.6%
Europe	319.4	56.7%	366.6	55.5%	313.2	52.7%
Rest of the World	45.5	8.1%	48.3	7.3%	39.9	6.7%

Total	563.5	100.0%	660.3	100.0%	594.8	100.0%

(1)	Outside the United States, the Group also sells its products to customers in Canada and Central and South America (collectively, the “Americas”).

Leather- and Fabric-Upholstered Furniture Net Sales (in seats) (2)
	2007		2006		2005

U.S. and the Americas(1)	1,176,585	45.4%	1,364,873	45.2%	1,386,329	49.3%
Europe	1,225,882	47.3%	1,449,696	48.1%	1,262,887	44.9%
Rest of the World	189,926	7.3%	202,133	6.7%	162,523	5.8%

Total	2,592,393	100.0%	3,016,702	100.0%	2,811,739	100.0%

(1)	Outside the United States, the Group also sells its products to customers in Canada and Central and South America (collectively, the “Americas”).

(2)	Includes seats produced at Group-owned facilities and by subcontractors. Seats are a unit measurement. A sofa consists of three seats; an armchair of one.
1 United States and the Americas. In 2007, net sales of leather- and fabric-upholstered furniture in the United States and the Americas decreased 19.1% to €198.6 million, compared to €245.4 million in 2006, and the number of seats sold decreased 13.8% to 1,176,585 compared to 1,364,873 in 2006.

The Group’s sales in the United States and the Americas are handled by Natuzzi Americas, the Group’s distribution subsidiary for North and South America, which maintains offices in High Point, North Carolina, the heart of the most important furniture manufacturing and distributing region in the United States. The staff at High Point provides customer service, marketing and logistics, handles finance and collections, and generally acts as the customers’ contact for the Group. As at April 30, 2008, the High Point operation had 70 employees.
Natuzzi Americas has 44 independent sales representatives and sub-representatives in the United States and the Americas. They are regionally supervised by sales and brand development managers.
The Group’s principal customers are major retailers. The Group advertises its products to retailers and, recently, to consumers in the United States and the Americas directly and through the use of various marketing tools. The Group also relies on its network of sales representatives and on the furniture fairs held at High Point each Spring and Fall to promote its products.
2 Europe
2.1 Europe (excluding Italy). During 2007, the Group continued to consolidate its position in Europe (excluding Italy) by investing in stores and galleries. Nevertheless, net sales of leather and fabric-upholstered furniture in Europe decreased by 11.9% from €284.6 million in 2006 to €250.7 million in 2007, with the number of seats sold decreasing to 1,000,431, 13.9% below the number of seats sold in 2006.
The Group also promotes its products in Europe through six subsidiaries in Belgium, Denmark, Germany, the United Kingdom, Switzerland and Spain, as well as through a network of sales agents. The Group also participates in furniture fairs in the most important markets. As at December 31, 2007, the Group had 8 sales agents and sub-agents in Europe. These sales agents are paid on a commission basis.
Outside Italy, the Company uses franchised or directly owned stores to penetrate markets and implement brand strategies. As of April 30, 2008, 84 franchised single-brand stores were operating in Europe (outside Italy): 23 under the Divani & Divani by Natuzzi name (8 in Greece, 15 in Portugal) and the remainder under the Natuzzi name (25 in France, 2 in Germany, 2 in Malta, 2 in Cyprus, 1 in Iceland, 2 in Latvia, 1 in Lithuania, 1 in Finland, 2 in Slovenia, 2 in Croatia, 1 in Bosnia-Herzegovina, 1 in Hungary, 1 in Belgium, 5 in Russia, 1 in Serbia-Montenegro, 3 in the Czech Republic, 2 in Poland, 5 in Holland, 1 in Turkey and 1 in Romania). As of April 30, 2008, there were 42 directly owned stores in Europe (outside Italy): 6 in Switzerland, 28 in Spain (of which 1 is an outlet), 4 in the United Kingdom, 3 in Denmark and 1 in Sweden, all under the Natuzzi name. Apart from the 4 Natuzzi stores located in the United Kingdom, the Group operates 14 concessions in the United Kingdom and 1 in the Republic of Ireland.
As of April 30, 2008, there were 260 Natuzzi galleries in Europe (outside Italy), 22 of which are located in Eastern Europe: 3 in Slovenia, 4 in Russia, 1 in Slovakia, 7 in Poland, 2 in the Czech Republic, 1 in Hungary, 1 in Macedonia, 1 in Moldova and 2 in Ukraine. Seven of these new galleries were opened in emerging markets like Macedonia, Moldova, Ukraine, Hungary and the Czech Republic, where two galleries operate alongside three stores.
2.2 Italy. In 2007, net sales of leather- and fabric-upholstered furniture in Italy decreased by 16.1% to €68.7 million, compared to €81.9 million in 2006, and seats sold also decreased by 21.8% to 225,452, as compared to 288,394 in 2006.

Since 1990, the Group has sold its upholstered products within Italy principally through franchised Divani & Divani furniture stores (now Divani & Divani by Natuzzi). As of April 30, 2008, 123 Divani & Divani by Natuzzi stores and 1 Natuzzi store were located in Italy, 25 of which were directly owned.
3 Rest of the World
3.1 Asia-Pacific & Africa. In 2007, overall net sales in the Asia-Pacific market decreased by 5.8% to €45.5 million, compared to €48.3 million in 2006. In 2007, net sales in Australia were €15.4 million (down 16.0% from €18.3 million in 2006), and net sales in Japan were €4.9 million (down 2.6% compared to €5.0 million in 2006).
The Group manages its Asia-Pacific sales through its operating subsidiary in Japan, Italsofa Shanghai Ltd, and three agencies located in Australia, Korea and New Zealand.
As of April 30, 2008, 43 franchised single-brand Natuzzi stores were operating in the Asia Pacific market: 19 in Australia, 16 in China, 1 in Singapore, 3 in New Zealand, 1 in the Philippines and 3 in Taiwan. The 19 stores in Australia operate along with 29 galleries in David Jones Department Stores.
In 2007, the Group launched an initiative to redefine the image of its Italsofa brand, and opened a total of 5 single brand Italsofa stores in China with the objective of positioning Italsofa within a higher market segment as compared to very-low-cost Chinese competitors.
3.2 Middle East. The Group’s recent investment in store openings in the Middle East began yielding results in 2007. The Group has seen a significant increase in demand, especially in Kuwait where net sales increased from €215 thousand in 2006 to €645 thousand in 2007. As of April 30, 2008, the Group had a total of 8 stores in the Middle East: 1 in Lebanon, 3 in Israel, 2 in the United Arab Emirates, 1 in Saudi Arabia and 1 in Kuwait. It also had a total of 8 galleries: 1 in Bahrain, 2 in Kuwait, 1 in the United Arab Emirates, 1 in Jordan and 3 in Saudi Arabia.
Customer Credit Management — The Group maintains an active credit management program. The Group evaluates the creditworthiness of its customers on a case-by-case basis according to each customer’s credit history and information available to the Group. Throughout the world, the Group utilizes “open terms” in 85% of its sales and obtains credit insurance for almost 77% of this amount; 11% of the Group’s sales are commonly made to customers on a “cash against documents” and “cash on delivery” basis; and lastly, 4% of the Group’s sales are supported by a “letter of credit” or “payment in advance”.
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

Incentive Programs and Tax Benefits
Historically, the Group derived benefits from the Italian Government’s investment incentive program for under-industrialized regions in Southern Italy, which includes the area that serves as the center of the Group’s operations. The investment incentive program provided tax benefits, capital grants and subsidized loans. In particular, a substantial portion of the Group’s earnings before taxes and minority interests from 1994 to 2003 was derived from Group companies to some extent to such tax exemptions. All tax exemptions expired between 1996 and 2003. The last tax exemption was related to the subsidiary “Style & Comfort S.r.l.” and expired on December 27, 2003.
In December 1996, the Company and the “Contract Planning Service” of the Italian Ministry of Industrial Activities signed a “Program Agreement” with respect to the “Natuzzi 2000 project”. In connection with this project, the Group prepared a multi-faceted program of industrial investments for the increase of the production capacity of leather and fabric upholstered furniture in the area close to its headquarters in Italy. According to this “Program Agreement”, Natuzzi should have made investments for €295.2 million and at the same time the Italian government should have contributed in the form of capital grants for €145.5 million. During 2003 Natuzzi revised its growth and production strategy due to the strong competition from competitors in countries like China and Brazil. Therefore, as a consequence of this change in the economic environment in 2003 Natuzzi requested to the Italian Ministry of Industrial Activities the revision of the original “Program Agreement” as follows: reduction of the investment to be made from €295.2 million to €69.8 million, and reduction of the related capital grants from €145.5 million to €35.6 million. During April 2005 the Company received from the Italian Government the final approval of the “Program Agreement” confirming these revisions. Natuzzi received under the aforementioned project capital grants for €24.2 million. A committee has been appointed by the Ministry of Industrial Activities to prepare the final technical report for the disbursement of the remaining capital grants of approximately €11.4 million.
On April 27, 2004, the Technical-Scientific Committee of the Italian Education, University and Research Ministry approved a four-year research project presented by the Company in February 2002 related to improvement and development in leather manufacturing and processing. The Committee has approved a maximum capital grant of €2.4 million and a 10-year subsidized loan for a maximum amount of €3.7 million at a subsidized interest rate of 0.5% to be used in connection with industrial research expenses and prototype developments (as published on August 20, 2004, in the Italian Official Gazette (Gazzetta Ufficiale della Repubblica Italiana) n° 195). Industrial research and prototype developments, planned as part of the project, are already underway thanks to the collaborative efforts of specialized in-house personnel and university researchers from the University of Lecce and the Polytechnic University of Bari. In February 2007, the Company provided the above mentioned Committee with the complete list of the expenses to be acknowledged under such project that have been incurred between August 19, 2002 through December 31, 2003, amounting to €1.0 million. Also in 2007, the Company sent the list of all the costs incurred in 2004 and 2005, amounting to €1.1 million and €1.7 million respectively, to be acknowledged under the same project. In July 2008, the Company plans to provide the Committee with all the relevant remaining documentation pertaining to the expenses incurred up to August 2007 (date of completion of the project).

In 2006, Natuzzi entered into an agreement with the Italian Ministry of Industrial Activities for the incentive program denominated “Integrated Package of Benefits — Innovation of the working national program ‘Developing Local Entrepreneurs’” for the creation of a centralized information system in Santeramo in Colle that will be utilized by all Natuzzi points-of-sale around the world. This agreement acknowledges costs of €7.2 million and €1.9 million for the development and industrialization program, respectively. On March 20, 2006, the Italian Industrial Ministry issued a concession decree providing for a provisional grant to the Company of €2.8 million and a loan of €4.3 million, to be repaid at a rate of 0.7% over 10 years. The Group has already provided to the Ministry of Industrial Activities the complete documentation of all the expenses incurred up to November 2007 (date of completion of the program).
Certain of the Group’s foreign subsidiaries, including Italsofa (Shanghai) Co. Ltd, Italsofa Bahia Ltda, Minuano Nordeste S.A. and SC Italsofa Romania S.r.l. enjoy significant tax benefits, such as corporate income tax exemptions or reductions of the applicable corporate income tax rates.
Management of Exchange Rate Risk
The Group is subject to currency exchange rate risk in the ordinary course of its business to the extent that its costs are denominated in currencies other than those in which it earns revenues. Exchange rate fluctuations also affect the Group’s operating results because it recognizes revenues and costs in currencies other than euro but publishes its financial statements in euros. The Group’s sales and results may be materially affected by exchange rate fluctuations. For more information, see Item 11, “Quantitative and Qualitative Disclosures about Market Risk”.
Trademarks and Patents
The Group’s products are sold under the “Natuzzi” and “Italsofa” trademarks. These trademarks and certain other trademarks, such as “Divani & Divani by Natuzzi”, have been registered as such in Italy, in the European Union, in the United States and elsewhere. In order to protect its investments in new product development, the Group has also undertaken a practice of registering certain new designs in most of the countries in which such designs are sold. The Group currently has more than 1,500 design patents and patents pending. Applications are made with respect to new product introductions that the Group believes will enjoy commercial success and have a high likelihood of being copied.
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

Environmental Regulatory Compliance
The Group operates a leather dyeing and finishing factory located in Pozzuolo del Friuli, in the province of Udine and a factory for polyurethane foam production in Qualiano, in the province of Naples. The activities of these facilities are subject to both Italian and European laws and regulations. The Group operates these and its other facilities in compliance with all applicable laws and regulations.
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
Description of Properties
The location, approximate size and function of the principal physical properties used by the Group as of April 30, 2008 are set forth below:

	Size
	(approximate
	square
Location	meters)	Function

Santeramo in Colle (BA) — Italy	29,000	Headquarters, prototyping, manufacturing of wooden frames, showroom (Owned)
Santeramo in Colle, Iesce (BA) — Italy	27,500	Sewing and product assembly (Owned)
Matera La Martella — Italy	38,000	General warehouse of sofas and accessory furnishing (Owned)
Matera Iesce — Italy	12,500	Leather cutting, sewing and product assembly (Owned)
Altamura (BA) via dell’Avena — Italy	5,800	Warehouse (Owned)
Altamura (BA) via Graviscella — Italy	8,500	Warehouse (Owned)
Altamura (BA) c.da Fornello — Italy	6,500	Warehouse (Owned)
Altamura (BA) NDS — Italy	3,700	Accessory Furnishings warehouse (Owned)
Ginosa (TA) — Italy	14,500	Sewing and product assembly (Owned)
Laterza (TA) — Italy	10,000	Leather cutting (Owned)
Laterza (TA) — Italy	13,000	Fabric and lining cutting, leather warehouse (Owned)
Laterza (TA) — Italy	20,000	Accessory Furnishing Packaging and Warehouse (Owned)
Qualiano (NA) — Italy	12,000	Polyurethane foam production (Owned)
Pozzuolo del Friuli (UD) — Italy	20,000	Leather dyeing and finishing (Owned)
Montebello (VI) — Italy	5,500	Leather warehouse (Leased)
High Point — North Carolina — U.S.A.	10,000	Office and showroom for Natuzzi Americas (Owned)
Baia Mare — Romania	75,600	Leather cutting, sewing and product assembly, manufacturing of wooden frames, polyurethane foam shaping, fiberfill production and wood and wooden product manufacturing (Owned)
Shanghai — China	43,500	Leather cutting, sewing and product assembly, manufacturing of wooden frames, polyurethane foam shaping, fiberfill production (Owned)
Shanghai (Fengpu) — China	15,300	Leather and fabric cutting, leather and fabric warehouse (Leased)
Salvador de Bahia (Bahia) — Brazil	28,700	Leather cutting, sewing and product assembly, manufacturing of wooden frames, polyurethane foam shaping, fiberfill production (Owned)
Pojuca (Bahia) — Brazil	30,000	Leather cutting, sewing and product assembly, manufacturing of wooden frames, wooden feet, polyurethane foam shaping, fiberfill production (Owned)
The Group believes that its production facilities are suitable for its production needs and are well maintained. The Group’s production facilities are operated utilizing close to 100% of their production capacity. Operations at all of the Group’s production facilities are normally conducted Monday through Friday with two eight-hour shifts per day. In 2007, the Group continued to utilize subcontractors to meet demand.

As of April 30, 2008, the Group also owned 68 stores (25 of which are located in Italy) and 3 outlet stores, 2 of which are located in Italy and 1 in Spain.
Capital Expenditures
The following table sets forth the Group’s capital expenditures for each year in the three-year period ended December 31, 2007:

	Year ending December 31,
	(millions of Euro)
	2007	2006	2005

Land and plants	3.3	2.4	3.4
Equipment	10.1	7.0	10.1
Other assets	13.2	10.5	11.6

Total	26.6	19.9	25.1
Capital expenditures during the last three years were primarily made in the areas of construction, as well as improvements to property, plant and equipment and expansion of the Company’s retail network. In 2007, capital expenditures were primarily made to open new Natuzzi stores and Natuzzi galleries, as well as to make improvements at the Group’s existing facilities (those located in Bahia Mare, Romania, and other facilities located in and around Santeramo in Colle, Italy) in order to increase productivity and production capacity. The Group expects that capital expenditures in 2008 will be approximately €19 million, to be financed with cash flow from operations. The Group plans to direct such capital expenditures mainly to improve the existing plants and to open new Natuzzi stores and Natuzzi galleries.
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
Critical Accounting Policies
Use of Estimates — The significant accounting policies used by the Group to prepare its financial statements are described in Note 3 to the Consolidated Financial Statements included in Item 18 of this annual report. The application of these policies requires management to make estimates, judgments and assumptions that are subjective and complex, and which affect the reported amounts of assets and liabilities as of any reporting date and the reported amounts of revenues and expenses during any reporting period. The Group’s financial presentation could be materially different if different estimates, judgments or assumptions were used. The following discussion addresses the estimates, judgments and assumptions that the Group considers most material based on the degree of uncertainty and the likelihood of a material impact if a different estimate, judgment or assumption were used.

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
Allowances for Returns and Discounts — The Group records revenues net of returns and discounts. The Group estimates sales returns and discounts and creates an allowance for them in the year of the related sales. The Group makes estimates in connection with such allowances based on its experience and historical trends in its large volumes of homogeneous transactions. However, actual costs for returns and discounts may differ significantly from these estimates if factors such as economic conditions, customer preferences or changes in product quality differ from the ones used by the Group in making these estimates.
Allowance for Doubtful Accounts — The Group makes estimates and judgments in relation to the collectibility of its accounts receivable and maintains an allowance for doubtful accounts based on losses it may experience as a result of failure by its customers to pay amounts owed. The Group estimates these losses using consistent methods that take into consideration, in particular, insurance coverage in place, the creditworthiness of its customers and general economic conditions. Changes to assumptions relating to these estimates could affect actual results. Actual results may differ significantly from the Group’s estimates if factors such as general economic conditions and the creditworthiness of its customers are different from the Group’s assumptions.
Revenue Recognition — Under Italian GAAP, the Group recognizes sales revenue, and accrues associated costs, at the time products are shipped from its manufacturing facilities located in Italy and abroad. A significant part of the products are shipped from factories directly to customers under sales terms such that ownership, and thus risk, is transferred to the customer when the customer takes possession of the goods. These sales terms are referred to as “delivered duty paid”, “delivered duty unpaid”, “delivered ex quay” and “delivered at customer factory”. Delivery to the customer generally occurs within one to six weeks from the time of shipment. The Group’s revenue recognition under Italian GAAP is at variance with U.S. GAAP. For a discussion of revenue recognition under U.S. GAAP, see Note 27(c) to the Consolidated Financial Statements included in Item 18 of this annual report.
Results of Operations
Summary — In 2007, the Group had net losses of €62.6 million, as compared to net income of €12.3 million in 2006, and reported a 13.7% decrease in net sales, from €735.4 million in 2006 to €634.4 million in 2007. In 2007 the Group sold 2,592,393 seats, down 14.1% as compared to 2006. In 2007, net sales of the Natuzzi branded products, which targets the high-end of the market, decreased by 19.2% to €336.1 million from €416.2 million in 2006, with the number of Natuzzi-branded seat sold decreasing by 22.3% over 2006. Net sales of the medium/low-priced Italsofa furniture decreased by 6.8% in 2007, to €227.4 million from €244.0 million in 2006, with the number of Italsofa seats sold decreasing by 5.9%.

The Group’s negative performance in 2007 was due primarily to the increasingly difficult macroeconomic environment, and the Euro’s appreciation against the U.S. dollar. In addition, in December 2007 the Natuzzi-branded production and deliveries were negatively impacted by exceptional bad weather conditions at the Italian manufacturing sites as well as by a nation-wide strike of Italian transportation workers. As a result of the above, the Group reported a double-digit net sales decrease year over year, in particular in the medium-high segment manufactured in Italy.
Due to lower volume sales, unfavourable currency conversion of U.S. dollar revenues, higher raw material prices and the poor performance of the Group’s retail network and South-American manufacturing plants, the Group reported disappointing operating losses in 2007, while still maintaining a sound net financial position.
Despite these challenges, in 2007 the Group continued to invest in the repositioning of the Natuzzi brand and the reorganization of its sales activities, as well as in the ongoing restructuring of its operations, with the aim of regaining its competitiveness and ensuring its long-term profitability.
The following table sets forth certain income statement data expressed as a percentage of net sales for the years indicated:

	Year Ended December 31,
	2007	2006	2005
Net sales	100.0%	100.0%	100.0%
Cost of sales	72.6	66.7	68.6
Gross profit	27.4	33.3	31.4
Selling expenses	27.4	25.3	27.2
General and administrative expenses	7.7	5.7	6.4
Operating income (loss)	(7.7)	2.3	(2.2)
Other income (expense), net	(0.4)	0.4	0.4
Income taxes	1.8	1.0	0.4
Net earnings (loss)	(9.9)	1.7	(2.2)
See Item 4, “Information on the Company — Markets”, for tables setting forth the Group’s net leather- and fabric-upholstered furniture sales and seats sold, which are broken down by geographic market, for the years ended December 31, 2005 through 2007.
2007 Compared to 2006
Net Sales for 2007, including sales of leather- and fabric-upholstered furniture and other sales (principally sales of polyurethane foam and leather sold to third parties as well as of accessories), decreased 13.7% to €634.4 million, as compared to €735.4 million in 2006.

Net sales for 2007 of leather- and fabric-upholstered furniture decreased 14.6% to €563.5 million, as compared to €660.2 million in 2006. The 14.6% decrease was due to a 14.0% decrease in the number of seats sold, a 2.9% decrease stemming from the appreciation of the Euro against the U.S. dollar, partially offset by a 2.3% increase deriving from the change in the mix of products sold and product prices. Net sales of Natuzzi-branded furniture accounted for 59.6% of our total net sales in 2007, and net sales of Italsofa products accounted for 40.4% of our total net sales for 2007. Net sales for 2007 of Natuzzi-branded furniture decreased 19.2% in 2007, while net sales of Italsofa-branded furniture decreased 6.8%, in each case as compared to 2006.
Net sales for 2007 of leather upholstered furniture decreased 12.2% to €502.9 million, as compared to €573.1 million in 2006, and net sales for 2007 of fabric upholstered furniture decreased 30.5% to €60.6 million, as compared to €87.2 million in 2006.
In the Americas, net sales for 2007 of upholstered furniture decreased by 19.1% to €198.6 million, as compared to €245.4 million in 2006, and seats sold decreased by 13.8% to 1,176,584, as compared to 1,364,873 in 2006. Net sales of the lower-priced Italsofa-branded furniture decreased 14.7% compared to 2006, while net sales of the higher-priced Natuzzi-branded furniture decreased 22.0%. In Europe, net sales for 2007 of upholstered furniture decreased 12.9% to €319.4 million, as compared to €366.6 million in 2006, due to a 18.5% decrease in net sales of Natuzzi-branded furniture and to a 2.7% decrease in net sales of Italsofa-branded furniture. In the Rest of the World, net sales for 2007 of upholstered furniture decreased 5.8% to €45.5 million, as compared to €48.2 million in 2006, due to a 12.7% decrease in net sales of Natuzzi-branded furniture, which was partially offset by an 11.1% increase in net sales of Italsofa-branded furniture.
Net sales for 2007 of the Natuzzi-branded furniture decreased 19.2% to €336.1 million, as compared to €416.2 million in 2006, with the number of Natuzzi-branded seats sold decreasing by 22.3%. During 2007, net sales of the medium/low-priced Italsofa furniture decreased 6.8% to €227.4 million, as compared to €244.0 million in 2006, with the number of Italsofa seats sold decreasing by 5.9%.
Total net sales of Divani & Divani by Natuzzi and Natuzzi Stores decreased 17.0% in 2007 to €115.1 million, as compared to €138.7 million in 2006.
In 2007, total seats sold decreased 14.1% to 2,592,393 from 3,016,702 sold in 2006. Negative performance was recorded in the Americas (down 13.8% to 1,176,584 seats), in Europe (down 15.4% to 1,225,882 seats) and the Rest of the World (down 6.0% to 189,926 seats).
The following provides a more detailed country by country examination of the changes in volumes by brand in our principal markets:
• Natuzzi Brand. In terms of seats sold under the Natuzzi brand, the Group recorded negative results in the United States (-23.1%), Italy (-21.8%), Spain (-30.2%), France (-18.5%), Belgium (-24.9%), the United Kingdom (-37.9%), Germany (-25.3%) and Holland (-36.9%). Positive performances were reported in Canada (+5.5%), Korea (+35.8%) and Eire (+24.5%).
• Italsofa Brand. In terms of seats sold under the Italsofa brand, the Group recorded significant decrease in many countries, including the United States (-9.5%), Germany (-10.7%), France (-8.2%), the United Kingdom (-9.9%), Belgium (-7.9%), Canada (-12.5%), Sweden (-15.9%), Norway (-32.2%). Positive performances were reported in Spain (+16.7%), Holland (+6.5%), Italy (+6.3%) and Japan (+37.4%).

Other Net Sales (principally sales of polyurethane foam and leather sold to third parties, as well as of accessories) decreased 5.7% to €70.9 million, as compared to €75.2 in 2006.
Cost of sales in 2007 decreased in absolute terms by 6.1% to €460.6 million (representing 72.6% of net sales), from €490.5 million (or 66.7% of net sales) in 2006. The increase in cost of sales, as a percentage of net sales, was due to the appreciation of the Euro against the U.S. dollar, and to the increase, expressed in constant exchange rates, in the cost of leather and of other principal raw materials, such as polyurethane foam, polyester fibers and chemical.
Gross Profit. The Group’s gross profit decreased 29.0% in 2007 to €173.8 million, as compared to €244.9 million in 2006 as a result of the factors described above.
Selling Expenses decreased 6.6% in 2007 to €173.9 million, as compared to € 186.2 million in 2006, and, as a percentage of net sales, increased from 25.3% in 2006 to 27.4% in 2007. This increase was mainly due to higher advertising and exhibition costs.
General and Administrative Expenses. The Group’s general and administrative expenses increased in 2007 16.1% to €49.0 million, as compared to €42.2 million in 2006, and, as a percentage of net sales, increased from 5.74% in 2006 to 7.7% in 2007. The increase was primarily attributable to higher administrative salaries and depreciation costs.
Operating Loss. The Group had an operating loss for 2007 of €49.1 million, as compared to an operating income of €16.5 million in 2006, as a result of the factors described above.
Other Income (expenses), net. The Group registered other expenses, net, of €2.6 million in 2007 as compared to other income of €2.8 million in 2006. Net interest income, included in other income (expense), net, in 2007 was €1.7 million, as compared to €1.5 million in 2006. See Note 24 to the Consolidated Financial Statement included in Item 18 of this annual report.
The Group registered a €7.1 million foreign-exchange net loss in 2007 (included in other income (expense), net), as compared to a net gain of €0.8 million in 2006. The foreign exchange loss in 2007 reflected primarily the following factors:
• a net realized gain of €5.9 million in 2007 (compared to a gain of €0.7 million in 2006) on domestic currency swaps due to the difference between the forward rates of the domestic currency swaps and the spot rates at which the domestic currency swaps were closed (the Group uses the forward rate to hedge its price risks against unfavourable exchange rate variations);
• a net realized loss of €3.8 million in 2007 (compared to a loss of €8.2 million in 2006), from the difference between invoice exchange rates and collection/payment exchange rates;
• a net unrealized loss of €10.1 million in 2007 (compared to an unrealized gain of €2.8 million in 2006) on accounts receivable and payable;
• a net unrealized gain of €0.9 million in 2007 (compared to an unrealized gain of €5.5 million in 2006), from the mark-to-market of domestic currency swaps.

The Group also recorded other income, included in other income (expense), net, in 2007 of €2.8 million, compared to other income of €0.5 million reported in 2006. This income reflected the following factors:
• a €3.0 million contingent-liabilities provision for estimated losses related to some claims (including tax claims) and legal actions. In 2006, the provisions for contingent liabilities amounted to €5.8 million;
• other expenses of €2.3 million deriving from the write-off of fixed assets. No such expenses were registered in 2006;
• in 2007 the Group did not register any revenue from export incentive benefits, while in 2006 it registered revenue of €3.4 million. This incentive is measured on the basis of the export sales realized by the subsidiaries Italsofa Bahia Ltd and Minuano Nordeste S.A.;
• a refund of € 3.0 million obtained from the Italian tax authorities for income and other taxes not due related to prior years; in addition, the Italian tax authorities confirmed that a portion of the income tax of € 0.7 accrued in year 2006, was no longer due. In 2006 the Company did not record revenues for tax refund;
• an income of €1.5 million due to the write off of a provision for legal action accrued in 2006, which resulted from a settlement of the claim;
• €2.9 million as other income, net, that is the same amount it had registered in 2006.
Since 2003, the Group has not followed hedge accounting, and records all fair value changes of its domestic currency swaps in its income statement.
Income Taxes. In 2007 the Group realized a negative rate of 22.0% of the loss before taxes and minority interest, compared to a Group’s effective income tax rate of 36.7% reported in 2006.
The 2007 Group’s effective income tax rate was negatively affected by the considerable increase in deferred tax assets valuation allowance. In fact, in 2007 most of the Italian and foreign subsidiaries realized significant pre-tax losses and were in a cumulative loss position, so management did not consider it more likely than not that the deferred tax asset of those companies will be realized in the scheduled reversal periods (see Note 14 to the Consolidated Financial Statements in Item 18 of this annual report). In addition, for the Group’s Italian companies the negative tax rate was due to the regional tax denominated “Irap” (see Note 14 to the Consolidated Financial Statements in Item 18 of this annual report). This regional tax is applicable to the gross profit determined as the difference between gross revenue (excluding interest and dividend income) and direct production costs (excluding labor costs, interest expenses and other financial costs). As a consequence, even if an Italian company reports a pre-tax loss, it could be subject to this regional tax. In 2007, most Italian companies within the Natuzzi Group reported losses but had to pay “Irap” tax.
Some of the Group’s foreign subsidiaries (Italsofa Shanghai Ltd, Softaly Shanghai Ltd, Italsofa Bahia Ltd, Minuano Nordeste S.A. and Italsofa Romania) are entitled to significant tax benefits, such as corporate income tax exemptions or reductions in statutory corporate income tax rates, the most significant of which will expire in 2012. As a consequence, some of those foreign subsidiaries reported a lower effective tax rate than the Group’s Italian subsidiaries. See “Item 4. “Information on the Company—Incentive Programs and Tax Benefits.”

Net Loss. The Group reported a net loss of €62.6 million in 2007, as compared to net earnings of €12.3 million in 2006. On a per-Ordinary Share, or per-ADS basis, the Group had net losses of €1.14 in 2007, as compared to a net earnings of €0.23 in 2006.
As disclosed in Note 27 to the Consolidated Financial Statements included in Item 18 of this annual report, established accounting principles in Italy vary in certain significant respects from generally accepted accounting principles in the United States. Under U.S. GAAP, for the years ended December 31, 2007, 2006 and 2005, the Group would have had net losses of €60.0 million, net earnings of €14.5 million, net losses of €6.9 million, respectively, compared to net losses of €62.6 million, net earnings of €12.3 million, net losses of €14.6 million, respectively, under Italian GAAP for the same periods.
2006 Compared to 2005 — Net sales for 2006, including sales of leather- and fabric-upholstered furniture and other sales (principally sales of polyurethane foam and leather sold to third parties as well as of accessories), increased 9.8% to €735.4 million, as compared to €669.9 million in 2005.
Net sales for 2006 of leather- and fabric-upholstered furniture increased 11.0% to €660.2 million, as compared to €594.8 million in 2005. The 11.0% increase was due to a 7.3% increase in seats sold, and to a 4.2% change in the mix of products sold and product prices, partially off-set by a 0.5% decrease stemming from the appreciation of the Euro against the U.S. dollar. Net sales of Natuzzi-branded furniture accounted for 63.0% of our total net sales in 2006, and net sales of Italsofa products accounted for 37.0% of our total net sales for 2006. Net sales for 2006 of Natuzzi-branded furniture increased 5.4% in 2006, while net sales of Italsofa-branded furniture increased 22.1%, in each case as compared to 2005.
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
Net sales for 2006 of Natuzzi-branded furniture increased 5.4% to €416.2 million, as compared to €394.9 million in 2005. During the same period, net sales of the lower-priced Italsofa furniture increased 22.1% to €244.1 million, as compared to €199.9 million in 2005. The continued growth of Italsofa was due to consumer price sensitivity resulting from sluggish economic conditions worldwide and the Group’s ability to offer Italsofa products at attractive prices. The Group believes that the impact on our sales mix resulting from the growing percentage of sales represented by lower-priced Italsofa furniture, relative to the higher-priced Natuzzi brand furniture, will be counterbalanced in the medium to long-term (three to five years) by increased penetration of the Natuzzi brand in the medium/high end of the upholstery market as a result of recently adopted marketing initiatives. However, we can give no assurance that we will achieve our objectives, since our expectations are subject to inherent risks and uncertainties. See “Item 3 - Forward Looking Information”.

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
In 2006 seats sold of the medium/low -priced Italsofa brand increased 11.0% while seats sold of the medium/high -priced Natuzzi brand increased 3.8%. The following provides a more detailed country by country examination of the changes in volumes by brand in our principal markets.
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
Gross Profit. The Group’s gross profit increased 16.4% in 2006 to €244.9 million, as compared to €210.5 million in 2005, as a result of the factors described above.
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
Operating Income. The Group had an operating income for 2006 of €16.5 million, as compared to an operating loss of €14.7 million in 2005, as a result of the factors described above.

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
•
A net realized gain of €0.7 million in 2006 (compared to a loss of €4.3 million in 2005) on domestic currency swaps due to the difference between the forward rates of the domestic currency swaps and the spot rates at which the domestic currency swaps were closed (the Group uses the forward rate to hedge its price risks against unfavourable exchange rate variations);

•	A net realized loss of €8.2 million in 2006 (compared to a gain of €5.4 million in 2005), from the difference between invoice exchange rates and collection/payment exchange rates;
•	A net unrealized gain of €2.8 million in 2006 (compared to an unrealized gain of €2.1 million in 2005) on accounts receivable and payable;
•	A net unrealized gain of €5.5 million in 2006 (compared to an unrealized loss of €4.8 million in 2005), from the mark-to-market of domestic currency swaps.
The Group also recorded other income, included in other income (expense), net, in 2006 of €0.5 million compared to other income of €4.5 million reported in 2005. The aforesaid results were mainly due to the following:
•
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

•
In 2006 the Group has charged to other income (expense), net the amount of €5.8 million for the estimated probable liabilities related to some claims (including tax claims) and legal actions. In 2005 the provisions for contingent liabilities were €0.6 million.

•	Other expenses deriving from the write-off of fixed assets, which decreased from €2.8 million in 2005 to nil in 2006.
•
Revenue for export incentive benefits, which increased to €3.4 million from €2.1 million reported in 2005. This incentive is measured on the basis of the export sales realized by the subsidiaries Italsofa Bahia Ltd and Minuano Nordeste S.A.

•
A payment of €1.1 million received in 2006 from the landlord of a store for the termination of the related lease contract before the term specified in the lease agreement. In 2005 the Group recorded an expense of €0.6 million as a provision established for the penalties that the Group expected to pay to landlords of several stores located in England for the early termination of the related operating leases.

Since 2003, the Company has not followed hedge accounting, and records all fair value changes of its domestic currency swaps in the income statement.

Income Taxes. The Group’s effective income tax rate for 2006 was 36.7% of earnings before taxes and minority interest, compared to a negative rate of 26.5% of the loss before taxes and minority interest in 2005.
The Group’s Italian companies recorded a negative effective tax rate of 35.4% (versus a 34.9% negative rate in 2005), and the Group’s foreign companies together recorded an effective tax rate of 17.2% (versus 9.4% in 2005). For Italian companies, the Group’s tax rate was negatively affected by the regional tax denominated “Irap” (see Note 14 to the Consolidated Financial Statements in Item 18 of this annual report). This regional tax is applicable to the gross profit determined as the difference between gross revenue (excluding interest and dividend income) and direct production costs (excluding labor costs, interest expenses and other financial costs). As a consequence, even if an Italian company reports a pre-tax loss, it is subject to this regional tax. In 2006, most Italian companies within the Natuzzi Group reported losses but had to pay “Irap”.
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
Net Earnings. The Group reported net earnings of €12.3 million in 2006, as compared to a net loss of €14.6 million in 2005. On a per-Ordinary Share, or per-ADS basis, the Group had net earnings of €0.23 in 2006, as compared to a net loss of €0.27 in 2005.
As disclosed in Note 27 to the Consolidated Financial Statements included in Item 18 of this annual report, established accounting principles in Italy vary in certain significant respects from generally accepted accounting principles in the United States. Under U.S. GAAP, for the years ended December 31, 2006, 2005 and 2004, the Group would have had net earnings of €14.5 million, net losses of €6.9 million and net earnings €18.8 million, respectively, compared to net earnings of € 12.3 million, net losses of €14.6 million and net earnings of €18.4 million, respectively, under Italian GAAP for the same periods.
Liquidity and Capital Resources
The Group’s cash and cash equivalents were at €87.5 million at December 31, 2007, as compared to €128.1 million at December 31, 2006. The most significant changes in the Group’s cash flows between 2007 and 2006 are described below.
Cash flows used in operating activities were €15.4 million in 2007, as compared to cash flows provided by operations of €62.2 million in 2006. This decrease of €77.6 million from 2006 to 2007 resulted principally from the Group’s net loss of €62.6 million in 2007, as compared to a net earnings of €12.3 million in 2006. In 2007 cash flow from operations were also affected by the negative impact of inventories, compared to a considerable positive impact in 2006, partially off-set by positive impact generated by accounts payable.
Cash flows used in investment activities in 2007 increased €8.4 million to €26.1 million. The 2007 increase in cash used in investment activities was due to higher capital expenditures. Capital expenditures were €26.5 million and €19.1 million in 2007 and 2006, respectively. In both 2007 and 2006, capital expenditures related primarily to the opening of new Natuzzi stores and galleries as well as improvements at existing manufacturing facilities in order to increase productivity and production capacity, which included the purchase of equipment. In 2007 the Group continued to invest in order to set up a new Enterprise Resource Planning (“ERP”) system denominated “SAP” for its domestic and foreign companies. See “Item 3. Key Information — Risk Factors — Introduction of a new integrated management system.”

Cash provided by financing activities in 2007 totalled €3.5 million, as compared to €5.2 million of cash used by financing activities in the previous year. The 2007 cash provided by financing activities was positively affected by the increase in short term borrowings and by the lower repayment of long-term debt.
As of December 31, 2007, the Group had available lines of credit for cash disbursement totalling €47.4 million, 16.0% of which were used. The unused portion of these lines of credit amounted to approximately €39.8 million (see Note 11 to the Consolidated Financial Statements included in Item 18 of this annual report). The Group’s long-term debt represented less than 1% of shareholders’ equity at December 31, 2007 and 2006 (see Note 16 to the Consolidated Financial Statements included in Item 18 of this annual report).
Management believes that the Group’s working capital is sufficient for its present requirements. The Group’s principal source of funds is expected to be cash flows generated from operating activities, cash on hand and amounts available under its lines of credit. The Group’s principal uses of funds are expected to be the payment of operating expenses, working capital requirements, capital expenditures and restructuring of operations.
Contractual Obligations and Commitments
The following tables set forth the contractual obligations and commercial commitments of the Group as of December 31, 2007:

	Payments Due by Period (in thousands of euros)
		Less than	1–3	4–5	After 5
Contractual Obligations	Total	1 year	years	years	years

Long-Term Debt(1)	2,433	317	672	553	891
Interest due on Long Term Debt (2)	281	75	97	61	48
Operating Leases (3)	72,525	13,114	21,878	17,172	20,361

Total Contractual Cash Obligations	75,239	13,506	22,647	17,786	21,300

(1)	Please see Note 16 to the Consolidated Financial Statements included in this annual report for more information on the Group’s long-term debt.

(2)	Interest due on long-term debt has been calculated using fixed rates contractually agreed with lenders

(3)	The leases relate to the leasing of manufacturing facilities and stores by several of the Group’s companies.
Under Italian law the Company and its Italian subsidiaries are required to pay a termination indemnity to its employees when they cease their employment with the Company or the relevant subsidiary. Likewise, the Company and its Italian subsidiaries are required to pay an indemnity to their sales agents upon termination of the sales agent’s agreement. As of December 31, 2007, the Group had accrued an aggregate employee termination indemnity of €33.3 million. In addition, the Company as of December 31, 2007, had accrued a provision for contingent liabilities of €9.3 million and a sales agent termination indemnity of €1.5 million. See the Consolidated Balance Sheets, and Notes 3(n) and 17, of the Consolidated Financial Statements included in Item 18 of this Annual Report. These amounts are not reflected in the table above since it is not possible to determine when the amounts that have been accrued will become payable.

	Amount of Commitment Expiration Per Period
	(in thousands of euros)
	Total
	Amounts	Less than			After 5
Other Commitments	Committed	1 year	1–3 years	4–5 years	years

Guarantees(1)	26,005	26,005	—	—	—

(1)
The guarantees are primarily comprised of surety bonds provided by certain financial institutions in connection with the Natuzzi 2000 project. The Company, in turn, directly provides guarantees in an equivalent amount to such financial institutions. The surety bonds will expire when the Italian Ministry of Economic Development provides the Company with the final disbursement of the capital grants already provided. See “Item 4 — Information on the Company — Incentive Programs and Tax benefits.”

The Group is also involved in a number of claims (including tax claims) and legal actions arising in the ordinary course of business. As of December 31, 2007, the Group had accrued provisions relating to these contingent liabilities in the amount of €9.3 million. (see Item 8: Financial Information—Legal and Governmental Proceedings and Note 17 to the Consolidated Financial Statements included in Item 18 of this Annual Report).
Related Party Transactions
Please refer to Item 7, “Major Shareholders and Related Party Transactions” of this annual report.
Product & Retail Development
The Product & Retail Development department has set up, following a strategic analysis, a Center for Retail Competence whose main objectives are, on a world wide basis, the following:
•	to draw the retail business model for the Group,

•	to design an auditing and control system for the Group’s retail business model under the supervision of top management,

•	to define the consumer segments to be targeted,

•	to define a product mix more consistent with targeted consumers and market,

•	to define store concept consistent with the Natuzzi brand’s high-end positioning,

•	to define store formats (size, location, aesthetic and commercial features),

•	to define development plans and network re-positioning, and

•	to define the correct communication tools and training.

The expansion of products that the Group offers for the high-end segment has required an adjustment to the lay-out of the products at the points of sale. The Natuzzi product offer is increasingly oriented towards the concept of total living. Therefore, the mono-brand Natuzzi points of sales have been recently refurnished in order to re-create a complete living room environment, including the use of interior decorations.
Innovation remains a strategic activity for the Group. Product and Retail Developments efforts in 2007 have continued to focus on the design of new products, particularly the study of more appropriate furniture coverings, and on improvement to the manufacturing process, with the goal of anticipating the preferences of our target consumers. See “Item 4, “Information on the Company—Products” and “Item 4, “Information on the Company—Manufacturing.”
The Group conducts all of its activities in accordance with stringent quality standards and has earned the ISO 9001 certification for quality and the ISO 14001 certification for its low environmental impact. The ISO 14001 certification applies also to Natuzzi’s tannery subsidiary, Natco S.p.A. The plant of Laterza and the Santeramo headquarters have received a further ISO 9001 certification for the design and production of furnishing and accessories.
In 2007, the Group invested approximately €10.1 million in research and development activities, compared to €9.4 million in 2006. More than 150 highly-qualified people work in these activities, and more than 100 new sofa models are generally introduced each year. The Group conducts its research and development efforts in its headquarters in Santeramo in Colle (Bari), Italy.
Trend Information and Guidance
During the first three months of 2008, the Group reported a 12.4% increase in net sales, to €172.8 million, and a 15.9% increase in seats sold, as compared to the same period of last year. These increases resulted primarily from sales of the backlog accumulated at the beginning of the year. Operating results, during the same period, were, however, disappointing. The negative performance was due to the strong price competition especially in the U.S. market, where the furniture industry is still struggling to come out of one of the worst slowdowns of the last decades, and the sharp devaluation of the U.S. Dollar against the currencies of the countries where the Group manufactures the products it exports to the United States. In light of these challenges, the Group announced in March 2008 price increases across both the Natuzzi and Italsofa brands, that the Group believes should produce results in the second half of the year, with the goal of enabling the Group to recover margins.
Operating results were further burdened by the unsatisfactory performance of the Group’s Brazilian manufacturing plants, whose competitiveness has not only been adversely affected by the above mentioned devaluation of the U.S. dollar against local currency, the Brazilian Real, but also by the low productivity of the plants.
The Group’s management is considering and planning measures to further control the cost structure, including a temporary work force reduction at the Group’s Italian locations that matches its seat order flow in Italy, which, for the first five months of 2008, was more than 10% lower than the same period of 2007. Furthermore, the Group recently announced a temporary work force reduction of about 570 people at its Brazilian plants that the Group hopes to call back in the next few months, should the order flow regarding the Brazilian plants recover. The Group is also continuing to reorganize its manufacturing assets, both in Italy and abroad, to regain efficiency in the remaining part of 2008.

The Group is focusing its attention on the development of foreign markets, such as Eastern Europe, the Middle East, China and India, where it has recently been achieving significant results both in terms of sales and order flow. The Group plans to continue to invest in the Natuzzi brand awareness worldwide and closely monitor the profitability of its retail activities, so as to close non-performing units.
All the above mentioned initiatives are part of a business plan that is still subject to a critical review by the Group’s top management regarding the overall scenario on which it is based. Top management of the Group believes that this business plan, once implemented, will enable the Group to regain competitiveness and profitability in the medium term. However, in light of the uncertain assumptions on which this plan would be based, including overall economic conditions and currency exchange rate fluctuations, we can offer no assurance that these objectives will be achieved. See “Item 3. Key Information — Forward looking statement”.
New Accounting Standards under Italian and U.S. GAAP
Process of Transition to International Accounting Standards — Following the entry into force of European Regulation No. 1606 of July 2002, EU companies whose securities are traded on regulated markets in the EU have been required, since 2005, to adopt International Financial Reporting Standards (“IFRS”), formerly known as IAS, in the preparation of their consolidated financial statements. Given that the Company’s securities are only traded on the NYSE, the Company is not subject to this requirement and continues to report its financial results in accordance with Italian GAAP and to provide the required reconciliation of certain items to U.S. GAAP in the Company’s annual reports in Form 20-F.
Italian GAAP — The are no recently issued accounting standard under Italian GAAP that have not been adopted by the Group.
U.S. GAAP — The new accounting standards under U.S. GAAP relevant for the Company are outlined below:
SFAS No. 141R and SFAS No. 160:
In December 2007, the FASB issued FASB Statement No. 141R, Business Combinations (Statement 141R) and FASB Statement No. 160, Noncontrolling Interest in Consolidated Financial Statements — an amendment to ARB No. 51 (Statement 160). Statement 141R and 160 require most identifiable assets, liabilities, noncontrolling interest, and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interest (previously referred to as minority interest) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. Statement 141R will be applied to business combinations occurring after the effective date. Statement 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date. The Company is currently evaluating the impact of adopting Statement 141R and Statement 160 on its results of operations and financial position.
SFAS No. 157:
In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measurement (Statement 157). SFAS 157 defines fair value, established a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The Statement does not require any new fair value measures. The Statement is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. The Company is required to adopt Statement 157 beginning on January 1, 2008. Statement 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. The Company does not expect a material impact from the adoption of Statement 157 on its results of operations and financial position.

SFAS No. 159:
In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115 (Statement 159). Statement 159 gives the Company the irrevocable option to carry most financial assets and liabilities at fair value that are not currently required to be measured at fair value. If the fair value option is elected, changes in fair value would be recorded in earnings at each subsequent reporting date. SFAS 159 is effective for the Company’s 2008 fiscal year. The Company has evaluated the impact of the adoption of this statement and has determined that the adoption of SFAS No. 159 is not applicable.
SFAS No. 161:
In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 161), which amends FASB Statement No. 133. SFAS No. 161 requires companies with derivative instruments to disclose information about how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under FASB Statement No.133, and how derivative instruments and related hedged items affect a company’s financial position, financial performance, and cash flows. The required disclosures include the fair value of derivative instruments and their gains or losses in tabular format, information about credit-risk-related contingent features in derivative agreements, counterparty credit risk, and the company’s strategies and objectives for using derivative instruments. The Statement expands the current disclosure framework in FASB Statement No.133. SFAS No.161 is effective prospectively for periods beginning on or after November 15, 2008. The Company is evaluating the impact of adopting SFAS No. 161 on its consolidated financial statements.
EITF 06-4:
In September 2006, the FASB’s Emerging Issues Task Force reached a consensus of Issue No. 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements (EITF 06-4). EITF 06-4 provides guidance on the accounting for arrangements in which an employer owns and controls the insurance policy and has agreed to share a portion of the cash surrender value and/or death benefits with the employee. This guidance requires an employer to record a postretirement benefit, in accordance with FASB Statement No. 106, “Employers’ Accounting for Postretirement Benefit Other Than Pensions” or APB Opinion No. 12, “Omnibus Opinion-1967”, if there is an agreement by the employer to share a portion of the proceeds of a life insurance policy with the employee during the postretirement period. This guidance is effective for reporting periods beginning after December 15, 2007. The adoption of EITF 06-4 will not have an impact on the Company’s consolidated financial statements.
EITF 04-13:
In September 2005, the Emerging Issues Task Force (EITF) issued EITF Issues No. 04-13 Accounting for Purchases and Sales of Inventory with the Same Counterparty (EITF 04-13). EITF 04-13 provides guidance as to when purchases and sales of inventory with the same counterparty should be accounted for as a single exchange transaction. EITF 04-13 also provides guidance as to when a nonmonetary exchange of inventory should be accounted for at fair value. EITF 04-13 will be applied to new arrangements entered into, and modifications or renewals of existing arrangements occurring after January 1, 2007. The application of EITF 04-13 did not have an impact on the Company’s consolidated financial statements.

Item 6. Directors, Senior Management and Employees
The directors and executive officers of the Company at May 31, 2008 were as follows:

Name	Age	Position with the Company

Pasquale Natuzzi *	68	Chairman of the Board of Directors and Chief Executive Officer
Giuseppe Desantis * (1)	45	Vice Chairman of the Board of Directors and Worldwide Operations General Manager
Giuseppe Russo Corvace *	58	Member of the Board of Directors and Managing Director for Accounting and Finance
Armando Branchini *	63	Outside Director
Stelio Campanale *	46	Outside Director
Ernesto Greco *	57	Outside Director
Maurizia Iachino Leto di Priolo *	59	Outside Director
Salvatore Gaipa	55	Chief Financial Officer
Annunziata Natuzzi	44	Chief Executive Officer of Natco S.p.A. and Product & Retail Development General Manager (ad interim)
Francesco Basile (1)	39	Human Resources & Organization Corporate Director
Cary Benson	48	President and Chief Executive Officer of Natuzzi Americas Inc.
Massimiliano Caforio	39	Natuzzi Legal Director
Angelo Colacicco	39	Information Systems Director
Vito Tiziano Damiani	44	Internal Audit Director
Gaetano De Cataldo (1)	44	Executive Vice President of Finance and Operations of Natuzzi Americas, Inc.
Nicola Dell’Edera (1)	46	Finance Director
José Manuel Gulias Roo	50	Spain and Portugal Country Manager
Thomas Hagerup	40	Nordic Region Country Manager
Oliver Heil	41	Commercial Director of the Asia & Pacific Region
Cesare Laberinti	75	Chairman and Managing Director of IMPE S.p.A
Jan Mentens	41	Benelux Country Manager
Giovanni Mercadante	51	Accounting Director
Ottavio Milano (1)	42	Control Director
Marcelo Miraglia	54	Chairman and Managing Director of Minuano Nordeste S.A and Italsofa Bahia Ltd
Nick Moore	46	Managing Director of Natuzzi United Kingdom Ltd
Stefano Rezzin	43	Austria and Switzerland Country Manager
Bodo Rupp	49	Germany Country Manager
Stefano Sette (1)	39	Executive Vice President Sales Worldwide, Regional Manager East Europe, Middle East and India (ad interim) and Chairman of Nacon S.p.A.
Francesco Stasolla (1)	42	Chairman and Managing Director of Italsofa Romania S.r.l.
Richard Tan	48	Chairman and Managing Director of Italsofa (Shanghai) Ltd and Softaly (Shanghai) Ltd

*
The above mentioned Members of the Board of Directors were elected at the Company’s Annual Ordinary Shareholders’ Meeting held on May 3, 2007. Their term will conclude at the next Ordinary Shareholders’ Meeting, which will be held on July 2, 2008 (on first call), and, if necessary, on July 3, 2008 (on second call), in order to consider and vote upon the appointment of the new members of the Board of Directors and determination of their compensation.

(1)	These directors and officers have received ordinary shares pursuant to the Company’s incentive plan. In the aggregate those shares amount to less than 1% of the Company’s outstanding share capital.

Pasquale Natuzzi, currently Chief Executive Officer and Chairman of the Board of Directors, founded the Company in 1959. Mr. Natuzzi held the title of Sole Director of the Company from its incorporation in 1972 until 1991, when he became the Chairman of the Board of Directors.
Giuseppe Desantis is Vice Chairman of the Board of Directors and Worldwide Operations General Manager . He became Vice Chairman of the Company in 1991. From 1988 to 1991, he was Assistant to Mr. Natuzzi, and from 1991 to 2006 he was General Manager of the Company. In 1987, he managed the Company’s Pricing and Costs department. From 1984, when he joined the Company, to 1986 he worked in the Company’s accounting department.
Giuseppe Russo Corvace acts as Managing Director for Accounting and Finance and is a member of the Board of Directors. He is a partner of Vitali, Romagnoli, Piccardi e Associati, a major Italian law and tax consulting firm, which serves the Company and other major domestic and multinational companies. He has also served as a consultant to non-profit organizations. Mr. Corvace serves as a member of the Board of Auditors of a number of other Italian companies. The Board has delegated him the task of supervising all activities related to domestic and international tax issues.
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
Ernesto Greco is an Outside Director of the Company. He was the Chief Executive Officer of the Group from June 2006 to September 2007. Mr. Greco holds a degree in Mechanical Engineering and a Master in Business Administration from CUOA (Centro Universitario di Organizzazione Aziendale), Italy. He developed his career in various areas within multinational companies, such as Montedison, Hewlett-Packard, Wang Laboratories. Before his appointment in Natuzzi, he was CFO of Bulgari, world leader in the luxury goods business. Mr. Greco is currently Chief Financial Officer of Salvatore Ferragamo Italia S.p.A.
Maurizia Iachino Leto di Priolo is an Outside Director of the Company. She has gained expertise in the executive search field as a Partner at Spencer Stuart Italy, an executive search consulting firm. Since 2001 she has been advising quoted and private companies on corporate governance. Since 2007 she has been leading the Governance Practice at Key2people. Ms. Iachino was President of Save the Children Italy from 2001 to 2007, she is board member in several non-profit organizations, and is a member of the scientific committee of Ned Community, the Italian Community of Non Executive Directors.

Salvatore Gaipa has been the Chief Financial Officer of the Group since March 22, 2008. He is responsible for Finance, Accounting, Management Control, Legal and IT department. Mr. Gaipa, has gained considerable expertise in accounting and finance having worked in multinational contexts such as “Snamprogetti — ENI Group” (until 1988) and “Panasonic Italia” (until 2005) where he served as CFO with supervising responsibilities in the fields of human resources, information technology and internal control, among others. Subsequently, he worked as a business consultant.
Annunziata Natuzzi is the Chief Executive Officer of Natco S.p.A. and the Group’s Product & Retail Development General Manager (ad interim). She joined the Company in 1981. She started working in the Production Department and, in two years, worked briefly in all of the departments of the Group. She has extensive experience in the Group’s Italian Sales Department and in the International Sales Administration Department. She has worked in the Group’s human resources Department from 1990 to 2007.
Francesco Basile is Human Resources and Organization Director. He joined the Company in 1997 as Recruiting and Training Manager. Previously he worked in SIEMENS Nixdorf Information system AG Group as HR manager and was in charge of trade union relations.
Cary Benson has been the President and Chief Executive Officer of Natuzzi Americas since November 29, 2007. Beginning in 1997 he served as President and Chief Marketing Officer at American Leather with responsibility for sales, marketing and merchandising. As an equity partner, he left the company in 2006, when a buyout of American Leather took place. Prior to that, Mr. Benson was President and CEO of Elmo American Leather from 1994 to 1997, and held several sales and marketing positions with Steelcase from 1982 to 1994. He has a degree in advertising from Michigan State University.
Massimiliano Caforio is the Legal Director of the Group. Mr. Caforio holds a degree in Law from University of Perugia (Italy) and a Master’s degree in Law from University of Alicante (Spain). He is an Attorney at Law. He developed his career as a Lecturer in Commercial and Intellectual Property Law at the University of Perugia and in private practice as an attorney with international law firms such as Luis Barcala Sierra Law Firm (Spain) and Bugnion Patent and Trademark Office (Italy), before joining the Versace Group for 7 years as its Group Legal Officer.
Angelo Colacicco is the Information Systems Director. He joined the Company in May 1996.
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
Thomas Hagerup is Nordic Region Country Manager (ad interim). He joined Natuzzi in June 2004 as marketing manager, took on responsibility for sales in January 2006, and has been Country Manager since July 2006. Prior to joining Natuzzi, he worked for seven years at Inter IKEA Systems, franchisor of the IKEA Concept, as Business Support Manager, supporting franchisees in developing their businesses and planning new IKEA stores around the world. Prior to holding that post, he worked within IKEA’s marketing department and at the marketing department of Magasin du Nord, the leading Danish department store chain.
Oliver Heil joined the Group in October 2006 as Commercial Director of the Asia-Pacific Region in order to set up the regional headquarters in Shanghai, China. He has nearly nine years of experience working in China. Before joining Natuzzi, Mr. Heil worked approximately three years as Vice President of Swatch Group China, responsible for RADO China, a subsidiary of the Swatch Group, the biggest watch conglomerate in the world. He has also held the position of Managing Director of Metro Cash&Carry China. He began his career at L’Oreal Germany in a variety of marketing and sales positions.
Cesare Laberinti is Chairman and Managing Director of IMPE S.p.A., the subsidiary engaged in the Group’s polyurethane foam operations.
Jan Mentens has been Benelux Country Manager since April 2003. He is Managing Director of Natuzzi Benelux NV.
Giovanni Mercadante is Accounting Director. He joined the Company in 1983.
Ottavio Milano is Control Director. He joined the Company in May 1992.
Marcelo Miraglia, is the Chairman and Managing Director of Minuano Nordeste S.A. and Italsofa Bahia Ltd. He joined the Group in November of 2006. He graduated with a degree in Mechanical and Production Engineering from the Faculdade de Engenharia Industrial in Sâo Paulo, Brazil. He also has a specialization in Business and Financial Strategies and most recently received an MBA while working at AMBEV. Mr. Miraglia developed his career by working in various multinational organizations, such as Philips do Brasil, Philips Nederlands, and Brahma — AMBEV. Before he joined the Natuzzi Group, Mr. Miraglia was the Industrial Director of Metalfrio Solutions, a market leader in commercial refrigeration in South America.
Nick Moore joined the Group in January 2006 as Managing Director for Natuzzi United Kingdom Ltd. Mr. Moore previously held the position of Retail Director for Orange UK (a subsidiary of France Telecom) for 5 years. Prior to that he worked for Habitat Group for 12 years in various retail positions including Head of Franchises and New Markets, Head of Selling Systems and culminating in Group Head of Retail.
Stefano Rezzin is the Austria and Switzerland Country Manager. He previously served as Commercial and Brand Marketing Director of Casa Design at the Presotto Group.

Bodo Rupp is the Germany Country Manager, and has been leading Natuzzi Germany since December 2004, after a long period at Nike USA. He manages the business development.
Stefano Sette is Vice President of Sales Worldwide, Regional Manager for Eastern Europe, the Middle East and India (ad interim) and Chairman of Nacon S.p.A.. He joined Natuzzi in 1990, starting in the Sales Administration and Accounting Department.
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
Annunziata Natuzzi is the daughter of Pasquale Natuzzi. There are no other family relationships among the current directors and executive officers of the Company.
Ordinary Shareholders Meeting — The next ordinary shareholder’s meeting is scheduled to take place at the Company’s executive offices at Santeramo in Colle (BA), Italy, Via Iazzitiello, no. 47, at 11:30 a.m. (Central European Time) on July 2, 2008 (on first call), and if necessary, at the same location and time on July 3, 2008 (on second call). The sole item on the agenda for this meeting is the appointment of the new Board of Directors and the determination of the director’s compensation.
ADS holders of record at the close of business on June 16, 2008 are entitled to instruct the Depositary, in accordance with instructions to be given by the Depositary, and in accordance with Italian law and the Company’s Article of Association, to vote or cause to be voted the amount of Ordinary Shares of the Company represented by their ADSs at the ordinary shareholder meeting referred to above. ADS holders of record at the close of business on June 16, 2008 may also attend the ordinary shareholder’s meeting (without the right to vote or speak) following a written request to the Depositary made in accordance with the instructions given by the Depositary.
Mr. Pasquale Natuzzi, the controlling shareholder, has informed the Company that he intends to nominate himself and each of the following individuals to the Board:
Antonisa Perrone (38), the wife of Pasquale Natuzzi since 1997, has been involved in the main areas of the Company’s management, such as the definition of the strategy, retail distribution, marketing and brand development, foreign operations. Since 1998 she has been the Sole Director of a company, within the food industry, entirely controlled by the Natuzzi family. From 1994, when she joined the Company, to 1997 she worked in the Company’s Retail Development department, dealing, primarily, with marketing and communication for the Italian market.
Aldo Uva (46), joined the Group on June 4, 2008. He was formerly Global Vice President Beverages at Nestlè, based at the multinational’s Headquarters in Switzerland, where he was in charge of the strategic reorganization and implementation plan of the Nestlè beverages business for the food service channel. Before joining Nestlè, he developed remarkable experiences in Italian and U.S. multinational Companies such as Sara Lee Corporation, Parmalat and Indesit Company, where he held executive positions in East and West Europe, North America, Latin America and the Far East. The controlling shareholder intends to nominate Mr. Aldo Uva as Chief Executive Officer of the Natuzzi Group.

Maurizia Iachino Leto di Priolo (59) currently serves as an Independent Director of the Board. For biographical information on Ms. Iachino see “—Directors, Management and employees”
Annamaria Natuzzi (43) is the daughter of Mr. Pasquale Natuzzi and Company’s shareholder, owning 2.6% of its share capital. She is currently involved in the definition of the Company’s strategic guidelines. She joined the Company in 1980 at the age of 15 and started to work within the Production Department (until 1985) and, afterwards, within the Sales department (until 1995), focusing in particular on the Italian and, later, European markets. She gained extensive experience within the Research & Development department until 2004.
Giuseppe Antonio D’Angelo (43), currently Senior Vice President, President EMEA, and Latin America Regions at General Mills (where he is also member of Corporate Operating Committee). Before joining General Mills in 2000, he gained relevant international experience in sales and marketing departments within multinational companies, such as The Pillsbury Co. International (from 1997 to 2000), S.C. Johnson & Son, Inc. (from 1991 to 1997) and Procter & Gamble (from 1989 to 1991). He holds a B.A. in Economics from L.U.I.S.S., Italy, and successfully attended the Advance Management Program (AMP), at Harvard University in 2004. He would serve in the Board as an Independent Director.
Francesco Giannaccari (43) is currently CEO of Tom Ford Europe and International Franchisees. He is also the CEO of Pelletteria Artigiana, the company that produces the leather accessories for the Tom Ford Brand. He joined Pelletteria Artigiana in September 2007. Prior to this role he was Head of the International Operations at Abercrombie & Fitch, from 2005 to 2007. He developed his career as a controller in Gruppo Rinascente, Italy (from 1991 to 1997), and afterwards within the GUCCI Group, where he became CFO Gucci Europe (from 1998 to 2001) and then Executive Vice President of Bottega Veneta (a subsidiary of GUCCI Group NV), from 2001 to 2005. He holds a Degree in Business Administration from “L. Bocconi” University, Italy. He would serve in the Board as an Independent Director.
Mario Lugli (60) is a lawyer specialized in corporate law. He developed his professional experience (from 1973 to 2006) as General Counsel and Head of Corporate and Legal Affairs of important Groups such as Luxottica, Albacom (today known as British Telecom Italia), RCS Media Group, FIAT, Montedison, IRI-Italstat. Since 2007 Mr. Lugli has been and currently is Independent Director in companies such as Banca Italease Network S.p.A. (where he also holds the position of Vice Chairman), AMSA SpA, and member of the Board of Statutory Auditors in Investimenti Infrastrutture SpA, ENI Trading and Shipping Spa, ENI Servizi SpA. He is an auditor registered since 1995 at the Ministry of Justice in Italy. He is also Senior Advisor in Corporate Governance in “Key2People Executive Search”. He holds a Degree in Law cum laude from University of Modena and Master of law from Oxford University. He would serve in the Board as an Independent Director.
The controlling shareholder has informed the Company that he intends to propose a total annual compensation for the members of the Board of Directors in an amount up to EUR 769,000.00, of which EUR 30,000.00 would be paid to each member and the remainder in an amount up to EUR 529,000.00 would be assigned by the Board of Directors on the basis of their respective duties.

Compensation of Directors and Officers
The Company has not established a compensation committee. As a matter of Italian law, the compensation of executive directors is determined by the board of directors, while the Company’s shareholders determine the base compensation of all the Board members, including non-executive directors. Compensation of the Company’s executive officers is determined by the Chairman of the Board. A list of significant differences between the Group’s corporate governance practices and those followed by U.S. companies listed on the New York Stock Exchange may be found at www.natuzzi.com.
Aggregate compensation paid by the Group to the directors and officers was approximately € 6.4 million in 2007.
On January 24, 2008, pursuant to the Natuzzi Stock Incentive Plan 2004-2009 (the “Plan”) approved by the Shareholders’ Ordinary Meeting on July 23, 2004, the last tranche relating to the 2005 MBO awards was assigned to the Natuzzi Directors and Officers participating in the Plan. The last tranche of 28,818 Natuzzi ordinary shares were assigned in January 2008 and represents 0.05% of the outstanding ordinary shares at the same date. These same Directors and Officers were awarded, in connection with the Plan, stock options to acquire 312,626 Ordinary Shares. The exercise price of these options was fixed at $12.53 and they can be exercised until January 15, 2009. For more information, see “Item 10. Additional information — By Laws”. See Note 20 to the Consolidated Financial Statements included in Item 18 of this Annual report for additional information on the Plan.
Share Ownership
Mr. Pasquale Natuzzi, who founded the Company and is currently its Chief Executive Officer and Chairman of the Board of Directors, beneficially owns 29,358,089 Ordinary Shares, representing 53.5% of the Ordinary Shares outstanding (58.6% of the Ordinary Shares outstanding if the 5.1% of the Ordinary Shares owned by members of Mr. Natuzzi’s immediate family (the “Natuzzi Family”) are aggregated). As a result, Mr. Natuzzi controls the Group, including its management and the selection of its Board of Directors. Since December 16, 2003, Mr. Natuzzi has held his entire beneficial ownership of Natuzzi S.p.A. shares (other than 196 ADSs) through INVEST 2003 S.r.l., an Italian holding company (having its registered office at Via Gobetti 8, Taranto, Italy), wholly-owned by Mr. Natuzzi. On April 18, 2008, INVEST 2003 purchased 3,293,183 American Depositary Shares, each representing one Ordinary Share, at the price U.S.$ 3.61 per ADS. For more information, refer to Schedule 13D filed with the U.S. Securities and Exchange Commission (“SEC”) on April 24, 2008. In relation to the “Natuzzi Stock Incentive Plan 2004-2009” (see Item 10. Additional Information — Authorization of Shares), the total number of new Natuzzi ordinary shares that were assigned without consideration to the beneficiary employees in 2006, 2007 and 2008 represents 0.3% of the current outstanding shares.
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

During 2007, our statutory auditors received in the aggregate approximately €210,000.00 in compensation for their services to the Company and its Italian subsidiaries.
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
The Company is relying on an exemption from these audit committee requirements provided by Exchange Act Rule 10A-3(c)(3) for foreign private issuers with a board of statutory auditors established in accordance with local law or listing requirements and subject to independence requirements under local law or listing requirements. See Item 16D, “Exemption from Listing Standards for Audit Committees” for more information.
External Auditors
On May 3, 2007, at the annual general shareholders’ meeting, KPMG S.p.A., with offices in Bari, Italy, was appointed as the Company’s external auditors for a three-year period.
Employees
As of December 31, 2007, the Group had 8,219 employees (3,521 in Italy and 4,698 abroad), as compared to 8,133 on December 31, 2006. As at April 30, 2008, the total number of employees was 8,145 (3,498 in Italy and 4,647 abroad), and their average age was approximately 33 years. The Group maintains a company intranet and, as a major employer in the Bari/Santeramo area, is an important participant in community life. See Item 4, “Information on the Company — Strategy” for more information about the Group’s work force reduction. All the measures related to the work force reduction are agreed upon with the Italian Unions.
Italian law provides that, upon termination of employment for whatever reason, employees located in Italy are entitled to receive certain severance payments based on length of employment. As at December 31, 2007, the Company had €33.3 million reserved for such termination indemnities, such reserves being equal to the amounts, calculated on a percentage basis, required by Italian law.
The Group’s training activities have not changed substantially during 2007, as they continued in the production and marketing department. The Group is planning, in cooperation with an external consultant, to launch the management training program and commercial training program. The first aims to reinforce the managerial competence of the corporate structure, the second one aims to develop the competence of the sales structure.

Item 7. Major Shareholders and Related Party Transactions
Major Shareholders
Mr. Pasquale Natuzzi, who founded the Company and is currently Chief Executive Officer and Chairman of the Board of Directors, beneficially owns 29,358,089 Ordinary Shares, representing 53.5% of the Ordinary Shares outstanding (58.6% of the Ordinary Shares outstanding if the Ordinary Shares owned by members of Mr. Natuzzi’s immediate family (the “Natuzzi Family”) are aggregated). As a result, Mr. Natuzzi controls the Company, including its management and the selection of its Board of Directors.
Since December 16, 2003, Mr. Natuzzi has held his entire beneficial ownership of Natuzzi S.p.A. shares (other than 196 ADSs) through INVEST 2003 S.r.l., an Italian holding company (having its registered office at Via Gobetti 8, Taranto, Italy) wholly-owned by Mr. Natuzzi. On April 18, 2008, INVEST 2003 purchased 3,293,183 ADSs from Tweedy, Browne Co. LLC (acting on behalf of its client accounts) in a privately negotiated transaction, at the price of U.S.$ 3.61 per ADS.
The following table sets forth information, as reflected in the records of the Company as at March 31, 2008, with respect to each person who owns 5% or more of the Company’s Ordinary Shares or ADSs:

	Number of	Percent
	Shares Owned	Owned
Pasquale Natuzzi(1)	29,358,089	53.5%
Royce & Associates, LLC	5,501,300	10.0%
Brandes Investment Partners, LP (2)	3,857,922	7.0%
Tweedy, Browne Co. LLC (3)	3,282,708	6.0%

(1)
Includes ADSs purchased on April 18, 2008. If Mr. Natuzzi’s Ordinary Shares are aggregated with those held by members of the Natuzzi Family, the amount owned would be 32,158,091 and the percentage ownership of Ordinary Shares would be 58.6%.

(2)
During the course of 2005, Brandes Investment Partners, LP increased its position in Natuzzi’s shareholders’ base by 2,519,750 Natuzzi ADSs, thus holding 8.4% of shareholders’ equity with a total of 4,587,197 Natuzzi ADSs as of December 31, 2005. During 2006, the position was increased by only 151,837 ADSs and during 2007 its position was reduced by 792,463 ADSs to 3,946,571 ADSs as of December 31, 2007.

(3)	During the course of 2008 Tweedy, Browne Co. LLC sold 3,293,183 ADSs to Mr. Pasquale Natuzzi.
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

As of May 31, 2008, 54,853,045 Ordinary Shares were outstanding. As of the same date, there were 25,930,242 ADSs (equivalent to 25,930,242 Ordinary Shares) outstanding. The ADSs represented 47.3% of the total number of Natuzzi Ordinary Shares.
Since certain shares and ADSs are held by brokers or other nominees, the number of direct record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States or of where the direct beneficial owners of such shares are resident.
Related Party Transactions
Since the beginning of 2005, neither the Company, nor its parent or any of its subsidiaries was a party to a transaction with a related party that was material to the Company or the related party, or any transaction that was unusual in its nature or conditions, involving goods, services, or tangible or intangible assets, nor is any such transaction presently proposed. During the same period, neither the Company, nor its parent or any of its subsidiaries made any loans to or for the benefit of any related party. For purposes of the foregoing, “related party” refers to:
• enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company, or unconsolidated enterprises in which the Company has a significant influence or which has significant influence over the Company (including enterprises owned by directors or major shareholders of the Company and enterprises that have a member of key management in common with the Company),
• individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual’s family,
• persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of the Company and close members of such individuals’ families, and
• enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described the previous two bullet points or over which such a person is able to exercise significant influence.
Item 8. Financial Information
Consolidated Financial Statements
Please refer to Item 18, “Financial Statements” of this annual report.
Export Sales
Export sales from Italy totaled approximately €274.2 million in 2007, down 19.3% from 2006. That figure represents 48.7% of the Group’s 2007 net leather- and fabric-upholstered furniture sales.

Legal and Governmental Proceedings
The National Institute for Social Security (INPS — Istituto Nazionale di Previdenza Sociale) requested, in 2005 with a preliminary notice and in 2007 with a final notice, that the Company pay approximately €19.7 million of social security contributions related to the periods between November 1995 to May 2001. The Company did not pay these contributions because it benefited from certain exemptions granted by the Italian government in connection with personnel employed under “Training and Work Experience” contracts (Contratti di formazione e lavoro). In 2004, the European Court of Justice ruled that such exemptions constitute State financial aid, and thus conflict with European Union laws and regulations on free competition, and the European Commission ordered the Italian government to collect all social security contributions not paid in reliance on these exemptions. The Company believes that it complied with the law in force at the time it relied on the exemptions and that the request from INPS with respect to periods up to February 2000 should be barred by the statute of limitations in accordance with Italian Law 335/1995. As such, the Company has set aside only €475,000 to cover the social security contributions in connection with employees hired after March 2000. See Note 21 to the Consolidated Financial Statements included in Item 18 of this annual report.
In 2001, the Company brought suit against a competitor alleging copyright infringement. In 2006, the Court of Justice in which the suit was filed rejected the Company’s claims and condemned the Company to reimburse the legal costs sustained by the defendant. As of December 31, 2006 the Company estimated the probable amount of these legal costs to be €1.5 million. This amount has been charged to other income (expense), net in 2006. During 2007 the Company settled its liabilities in connection with these proceedings through an out of court agreement with the opposing party. See Note 24 to the Consolidated Financial Statements included in Item 18 of this Annual Report.
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
During 2007 the Company has charged to other income (expense) net the amount of €2.2 million for the probable tax contingent liabilities related to income taxes and other taxes of some foreign subsidiaries. This amount represents the probable amount that could be claimed back by the tax authorities in case of tax audit. See Note 24 to the Consolidated Financial Statements included in Item 18 of this Annual Report.
Furthermore, the Company in 2007 set up a provision of €0.8 million for contingent liabilities related to several minor claims and legal actions arising in the ordinary course of business. See Note 24 to the Consolidated Financial Statements included in Item 18 of this Annual Report.
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

Dividends
Historically, the Group’s policy has been to maintain a dividend payout ratio of approximately 20% of profits earned during the fiscal year. Considering that the Group reported a negative net result in 2007, it decided not to distribute dividends for the year ended on December 31, 2007 because of the capital requirements necessary to implement the restructuring of its operations and its planned retail and marketing activities.
The table below sets forth the cash dividends paid per Ordinary Share for each of the years indicated, and also translates them into dollars per ADS (each representing one Ordinary Share) at the Noon Buying Rate on the date or dates the respective dividends were first payable.

	Dividends per	Translated into
Year ended December 31,	Ordinary Share	dollars per ADS
2007	Not distributed	Not distributed
2006	Not distributed	Not distributed
2005	Not distributed	Not distributed
2004	€0.0673	$0.09
2003	€0.1366	$0.15
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

	New York Stock Exchange
	Price per ADS
	High	Low
	(in U.S. dollars)

2003	11.000	7.240
2004	11.550	9.230
2005	11.650	6.760
2006	8.650	6.320
2007	9.600	4.360

2006
First Quarter	7.810	7.100
Second Quarter	7.600	6.860
Third Quarter	7.250	6.320
Fourth Quarter	8.650	6.840
2007
First Quarter	9.600	8.150
Second Quarter	8.533	7.180
Third Quarter	8.310	5.260
Fourth Quarter	6.840	4.360

Monthly Data:
December-07	5.190	4.360
January-08	4.630	3.200
February-08	4.190	3.780
March-08	4.200	3.229
April-08	4.100	3.390
May-08	4.020	3.470
June 2008 (through June 24)	3.532	3.210
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
General — The issued share capital of the Company consists of 54,853,045 Ordinary Shares, with a par value of €1.0 per share. All the issued shares are fully paid, non-assessable and in registered form.
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
Authorization of shares — At the extraordinary meeting of the Company’s shareholders on July 23, 2004, shareholders authorized the Company’s board of directors to carry out a free capital increase of up to €500,000.00, and a capital increase against payment of up to €3.0 million to be issued, in connection with the grant of stock options to employees of the Company. On January 24, 2006 the Natuzzi Board of Directors, in accordance with the Regulations of the “Natuzzi Stock Incentive Plan 2004-2009”, approved by the Board of Directors in a meeting held on July 23, 2004, decided to issue without consideration 56,910 new Natuzzi ordinary shares in favor of the beneficiary employees. Consequently, the number of Natuzzi ordinary shares increased on the same date from 54,681,628 to 54,738,538. On January 23, 2007 the Natuzzi Board of Directors, in accordance with the Regulations of the “Natuzzi Stock Incentive Plan 2004-2009”, decided to issue without consideration 85,689 new Natuzzi ordinary shares in favor of beneficiary employees. Consequently, the number of Natuzzi ordinary shares increased on the same date from 54,738,538 to 54,824,227. On January 24, 2008 the Natuzzi Board of Directors, in accordance with the Regulations of the “Natuzzi Stock Incentive Plan 2004-2009”, decided to issue without consideration 28,818 new Natuzzi ordinary shares in favor of the beneficiary employees. Consequently, the number of Natuzzi ordinary shares increased on the same date from 54,824,227 to 54,853,045.
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
Board of Directors — Pursuant to the Company’s By-laws, the Company may be run by a sole director or by a board of directors, consisting of seven to eleven individuals. The Company is currently run by a board of directors composed of seven individuals (see “Item 6. Directors, Senior Management and Employees” for further information regarding the Ordinary Shareholders Meeting, that will appoint the new board), and the description below will refer to such system. The board of directors is elected at a shareholders’ meeting, for the period established at the time of election but in no case for longer than three fiscal years. A director, who may be but is not required to be a shareholder of the Company, may be reappointed for successive terms. The board of directors has complete power of ordinary and extraordinary administration of the Company after specific authorization in the cases requested by the law and in particular may perform all acts it deems advisable for the achievement of the Company’s corporate purposes, except for the actions reserved by applicable law or the By-laws to a vote of the shareholders at an ordinary or extraordinary shareholders’ meeting. See also “—Meetings of Shareholders”.
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
The Company may hold general meetings of shareholders at its registered office in Bari, at its executive offices in Santeramo or elsewhere within Italy or at locations outside Italy, following publication of notice of the meeting in any of the following Italian newspapers: “Il Sole 24 Ore”, ’Corriere della Sera” or “La Repubblica” at least 15 days before the date fixed for the meeting.
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

Certain Contracts
As of December 31, 2007, the Group entrusted approximately 15% of its production needs, primarily relating to the assembly of raw materials and finished parts into finished products, to subcontractors located either in, or within a 25-mile radius of the Santeramo area.
Exchange Controls
There are currently no exchange controls, as such, in Italy restricting rights deriving from the ownership of shares. Residents and non-residents of Italy may hold foreign currency and foreign securities of any kind, within and outside Italy. Non-residents may invest in Italian securities without restriction and may transfer to and from Italy cash, instruments of credit and securities, in both foreign currency and Euro, representing interest, dividends, other asset distributions and the proceeds of any dispositions.
Certain procedural requirements, however, are imposed by law. Updated reporting and record-keeping requirements are contained in Italian legislation implementing EC Directive No. 88/361/EEC regarding the free movement of capital (Law Decree No. 167/1990). Such legislation requires that transfers into or out of Italy of cash or securities in excess of €10,000 be reported in writing to the Bank of Italy by residents or non-residents that effect such transfers directly, or by credit institutions and other intermediaries that effect such transactions on their behalf. Moreover, pursuant to EC Directive No. 91/308/EEC, EU Directive No. 2001/97/EC and EU Directive No. 2005/60/EC regarding the prevention of the use of the financial system for the purpose of money laundering and terrorist financing and the relevant Italian implementing measures, credit institutions and other intermediaries effecting such transactions on behalf of residents or non-residents of Italy are required to maintain records of such transactions for ten years, which may be inspected at any time by Italian tax and judicial authorities. Non-compliance with the reporting and record-keeping requirements may result in administrative fines or, in the case of false reporting and in certain cases of incomplete reporting, criminal penalties. The Bank of Italy is required to maintain reports for ten years and may use them, directly or through other government offices, to police money laundering, tax evasion and any other unlawful activity.
Individuals, non-profit entities and partnerships that are residents of Italy must disclose on their annual tax returns all investments and financial assets held outside Italy, as well as the total amount of transfers to, from, within and between countries other than Italy relating to such foreign investments or financial assets, even if at the end of the taxable period foreign investments or financial assets are no longer owned. No such tax disclosure is required if (i) the foreign investments or financial assets are exempt from income tax; or (ii) the total value of the foreign investments or financial assets at the end of the taxable period or the total amount of the transfers effected during the fiscal year does not exceed €10,000. In addition, no such tax disclosure is required in respect of securities deposited for management with qualified Italian financial intermediaries and in respect of contracts entered into through their intervention, provided that the items of income derived from such foreign financial assets are collected through the intervention of the same intermediaries. Corporate residents of Italy are exempt from these tax disclosure requirements with respect to their annual tax returns because this information is required to be discussed in their financial statements.
There can be no assurance that the current regulatory environment in or outside Italy will persist or that particular policies presently in effect will be maintained, although Italy is required to maintain certain regulations and policies by virtue of its membership of the EU and other international organizations and its adherence to various bilateral and multilateral international agreements.

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

United States Tax Considerations — The gross amount of any dividends (that is, the amount before reduction for Italian withholding tax) paid to a U.S. owner generally will be subject to U.S. federal income taxation as foreign source dividend income and will not be eligible for the dividends-received deduction allowed to domestic corporations. Dividends paid in euro will be includable in the income of such U.S. owners in a dollar amount calculated by reference to the exchange rate in effect on the day the dividends are received by the Depositary or its agent. If the euro are converted into dollars on the day the Depositary or its agent receives them, U.S. owners generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. U.S. owners who receive a treaty refund may be required to recognize foreign currency gain or loss to the extent the amount of the treaty refund (in dollars) received by the U.S. owner differs from the U.S. dollar equivalent of the euro amount of the treaty refund on the date the dividends were received by the Depositary or its agent. Italian withholding tax at the 15% rate will be treated as a foreign income tax which U.S. owners may elect to deduct in computing their taxable income or, subject to the limitations on foreign tax credits generally, credit against their U.S. federal income tax liability. Dividends will generally constitute foreign-source “passive category” income for U.S. tax purposes.
Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the Company’s shares or ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends”. Dividends paid on the ADSs will be treated as qualified dividends if (i) the Company is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The Income Tax Convention has been approved for the purposes of the qualified dividend rules. Based on the Company’s audited financial statements and relevant market and shareholder data, the Company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2006 or 2007 taxable year. In addition, based on the Company’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC for its 2008 taxable year.
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
Taxation of Capital Gains
Italian Tax Considerations — Under Italian law, capital gains tax (“CGT”) is levied on capital gains realized by non-residents from the disposal of shares in companies resident in Italy for tax purposes even if those shares are held outside of Italy. Capital gains realized by non-resident holders on the sale of non-qualified shareholdings (as defined below) in companies listed on a stock exchange and resident in Italy for tax purposes (as is Natuzzi’s case) are not subject to CGT.
A “qualified shareholding” consists of securities that entitle the holder to exercise more than 2% of the voting rights of a company with shares listed on a stock exchange in the ordinary meeting of the shareholders or represent more than 5% of the share capital of a company with shares listed on a stock exchange. A “non-qualified shareholding” is any shareholding that does not exceed either of these thresholds. The relevant percentage is calculated taking into account the shareholdings sold during the prior 12-month period.
Capital gains realized upon disposal of a “qualified” shareholding are included in the shareholders’ taxable income for an amount equal to 40%. If 40% of the capital gains realized by such person exceeds 40% of similar capital losses incurred by such person in the same tax year, the excess amount is included in such person’s total taxable income. If 40% of such person’s capital losses exceeds 40% of its capital gains, then the excess amount can be carried forward and deducted from the taxable amount of similar capital gains realized by such person in the following tax years, up to the fourth, provided that it is reported in the tax report in the year of disposal. Following the enactment of Law No. 244 of December 24, 2007 (the 2008 Budget Law), the amount of such capital gains subject to tax will be equal to 49.72% with respect to capital gains realized on “qualified” shareholdings as of January 1, 2009.
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
United States Tax Considerations — Gain or loss realized by a U.S. owner on the sale or other disposition of Ordinary Shares or ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the U.S. owner’s basis in the Ordinary Shares or the ADSs and the amount realized on the disposition (or its dollar equivalent, determined at the spot rate on the date of disposition, if the amount realized is denominated in a foreign currency). Such gain or loss will generally be long-term capital gain or loss if the U.S. owner holds the Ordinary Shares or ADSs for more than one year. The net amount of long-term capital gain recognized by a U.S. owner that is an individual holder before January 1, 2011 generally is subject to taxation at a maximum rate of 15%. Deposits and withdrawals of Ordinary Shares by U.S. owners in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

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
Taxation of Distributions from Capital Reserves
Italian Tax Considerations — Special rules apply to the distribution of capital reserves. Under certain circumstances, such a distribution may be considered as taxable income in the hands of the recipient depending on the reserves of the distributing company outstanding at the time of distribution and the actual nature of the reserves distributed. The application of such rules may also have an impact on the tax basis in the Ordinary Shares or ADSs held and/or the characterization of any taxable income received and the tax regime applicable to it. Non-resident shareholders may be subject to withholding tax and CGT as a result of such rules. You should consult your tax advisor in connection with any distribution of capital reserves.
Other Italian Taxes
Estate and Inheritance Tax — A transfer of Ordinary Shares or ADSs by reason of death or gift is subject to an inheritance and gift tax levied on the value of the inheritance or gift, as follows:
•
Transfers to a spouse or direct descendants or ancestors up to Euro 1,000,000 to each beneficiary are exempt from inheritance and gift tax. Transfers in excess of such threshold will be taxed at a 4% rate on the value of the Ordinary Shares or ADSs exceeding such threshold;

•
Transfers between relatives up to the fourth degree other than siblings, and direct or indirect relatives by affinity up to the third degree are taxed at a rate of 6% on the value of the Ordinary Shares or ADSs (where transfers between siblings up to a maximum value of Euro 100,000 for each beneficiary are exempt from inheritance and gift tax); and

•	Transfers by reason of gift or death of Ordinary Shares or ADSs to persons other than those described above will be taxed at a rate of 8% on the value of the Ordinary Shares or ADSs.
If the beneficiary of any such transfer is a disabled individual, whose handicap is recognized pursuant to Law No. 104 of February 5, 1992, the tax is applied only on the value of the assets received in excess of Euro 1,500,000 at the rates illustrated above, depending on the type of relationship existing between the deceased or donor and the beneficiary.
The tax regime described above will not prevent the application, if more favorable to the taxpayer, of any different provisions of a bilateral tax treaty, including the convention between Italy and the United States against double taxation with respect to taxes on estates and inheritances, pursuant to which non-Italian resident shareholders are generally entitled to a tax credit for any estate and inheritance taxes possibly applied in Italy.
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
Exchange Rate Risks
The Group’s foreign exchange rate risks in 2007 arose principally in connection with U.S. dollars, British pounds, Canadian dollars, Australian dollars, Swiss francs, Swedish kroner, Norwegian kroner, Danish kroner, Japanese yen.
As at December 31, 2007 and 2006, the Group had outstanding trade receivables denominated in foreign currencies totaling €59.1 million and €55.4 million, respectively, of which 66.5% and 66.7%, respectively, were denominated in U.S. dollars. On those same dates, the Group had €14.4 million and €21.9 million, respectively, of trade payables denominated in foreign currencies, principally U.S. dollars. See Notes 6 and 12 to the Consolidated Financial Statements included in Item 18 of this annual report.
As at December 31, 2007, the Company was a party to a number of forward exchange contracts (known in Italy as domestic currency swaps) designed to hedge future sales denominated in U.S. dollars and other currencies. The Group does not use foreign exchange contracts for speculative trading purposes. At such date, the notional amounts of such forward exchange contracts totaled €162.5 million (compared to €164.9 million at December 31, 2006), consisting of forward exchange contracts with notional amounts of U.S. dollar 82.5 million, Canadian dollar 28.8 million, Euro 49.0 million, Swiss franc 1.0 million, Australian dollar 27.0 million, Japanese yen 45.0 million, British pound 6.0 million, Swedish kroner 24.0 million, Danish kroner 20.0 million, and Norwegian kroner 57.0 million. Such contracts had various maturities extending through December 2007. See Note 25 to the Consolidated Financial Statements included in Item 18 of this annual report.

The table below summarizes in thousands of euro equivalent the contractual amounts of forward exchange contracts designed to hedge future cash flows from accounts receivable and sales orders at December 31, 2007 and 2006:

Euro equivalent of contractual amounts	December 31,
of forward exchange contracts as of	2007	2006

U.S. dollars	€58,724	€90,744
Euro	46,326	19,154
Canadian dollars	18,930	15,703
Australian dollars	16,503	9,934
British pounds	8,751	15,121
Norwegian kroner	7,071	6,027
Danish kroner	2,681	924
Swedish kroner	2,616	3,887
Swiss francs	620	2,584
Japanese yen	292	864

Total	€162,514	€164,942

As at December 31, 2007, these forward exchange contracts had a net unrealized gain of €0.9 million, versus a net unrealized gain of €5.5 million at December 31, 2006. The Group recorded this amount in other income (expense), net in its Consolidated Financial Statements. See Note 24 to the Consolidated Financial Statements included in Item 18 of this annual report.
The following table presents information regarding the contract amount in thousands of euro equivalent and the estimated fair value of all of the Group’s forward exchange contracts. Contracts with unrealized gains are presented as “assets” and contracts with unrealized losses are presented as “liabilities”.

	December 31, 2007		December 31, 2006
		Unrealized		Unrealized
	Contract	gains	Contract	gains
	Amount	(losses)	Amount	(losses)
Assets	97,967	4,995	137,608	6,141
Liabilities	65,547	(4,049)	27,334	(678)

Total	162,514	946	164,942	5,463

The Group’s forward exchange contracts as at December 31, 2007 had maturities of maximum 15 months. The potential loss in fair value of the Group’s forward exchange contracts at December 31, 2007 that would have resulted from a hypothetical, instantaneous and unfavorable 10% change in currency exchange rates would have been approximately €15.8 million. This sensitivity analysis assumes an instantaneous unfavorable 10% fluctuation in exchange rates affecting the foreign currencies of the Group’s domestic currency swap contracts.

For the accounting of transactions entered into in an effort to reduce the Group’s exchange rate risks, see Notes 3, 24 and 25 to the Consolidated Financial Statements included in Item 18 of this annual report.
Interest Rate Risks — To a significantly lesser extent, the Group is also exposed to interest rate risk. At December 31, 2007, the Group had €10.0 million (equivalent to 1.6% of the Group’s total assets as of that date) in debt outstanding (short-term borrowings and long-term debt, including the current portion of such debt), which is for the most part subject to floating interest rates. See Notes 11 and 16 to the Consolidated Financial Statements included in Item 18 of this annual report.
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
Item 15. Controls and Procedures
Disclosure Controls and Procedures — The Company carried out an evaluation under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2007. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
Based on the Company’s evaluation of its disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2007 to provide reasonable assurance that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s applicable rules and forms, and that it is accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
Management’s annual report on internal control over financial reporting — The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Even when determined to be effective, they can provide only reasonable assurance regarding the reliability of financial reporting and the preparation and presentation of financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.
To assess the effectiveness of the Company’s internal control over financial reporting, the Company’s management, including the Chief Executive Officer and the Chief Financial Officer, used the criteria described in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

The Company’s management assessed the effectiveness of its internal control over financial reporting as of December 31, 2007. Based on such assessment, the Company’s management has concluded that as of December 31, 2007, the Company’s internal control over financial reporting was effective and that there were no material weaknesses in the Company’s internal control over financial reporting.
The effectiveness of internal control over financial reporting as of December 31, 2007 has been audited by KPMG S.p.A., an independent registered public accounting firm, as stated in their report on the Company’s internal control over financial reporting, which follows below.
Report of Independent Registered Public Accounting Firm
To the Shareholders of Natuzzi S.p.A.
We have audited Natuzzi S.p.A. and subsidiaries (the ‘Natuzzi Group’) internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Natuzzi Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s annual report on internal control over financial reporting. Our responsibility is to express an opinion on the Natuzzi Group’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the Natuzzi Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Natuzzi S.p.A. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2007, and our report dated June 24, 2008 expressed an unqualified opinion on those consolidated financial statements.
KPMG S.p.A.
Bari, Italy
June 24, 2008
Changes in Internal Control Over Financial Reporting — In the Annual Report on Form 20-F for the year ending December 31, 2006 (the “2006 20-F”) the Company’s management identified several material weaknesses in its internal control over financial reporting. During 2007, the Company took the following actions to remediate those material weaknesses and to remedy control deficiencies:
1. adopted a Group Accounting Handbook;
2. formalized an accounting training program for employees, including specific training relating to the Group’s accounting principles and related disclosures;
3. created a new process for period-end financial reporting, including a new software application that, in addition to the new Group Accounting Handbook, will allow for the timely and accurate presentation and review of financial statement accounts and disclosures;
4. established new Information Systems Procedures aimed at (i) reducing the risk of unauthorized access to the systems, and (ii) separating the development, test and implementation stages of new applications, updated control procedures and test plans for assessing new policies, processes and procedures.
The actions undertaken effectively remedied the material weaknesses identified in the 2006 20-F. Other than as described above, there were no changes in the Company’s internal control over financial that occurred during the period covered by this report that have materially affected, or that were reasonably likely to material affect, the Company’s internal control over financial reporting.
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
Item 16.C Principal Accountant Fees and Services
The following table sets forth the aggregate fees billed and billable to the Company by its independent auditors, KPMG in Italy and abroad during the fiscal years ended December 31, 2007 and 2006, for audit fees, audit-related fees, tax fees and all other fees for audit ICOFR (SOA 404).

	2007	2006
	(in euros)
Audit fees	1,063,000	595,000
Audit-related fees	—	—
Tax fees	—	—
Other fees	—	—

Total fees	1,063,000	595,000

Audit fees in the above table are the aggregate fees billed and billable by KPMG in connection with the audit of the Company’s annual financial statements.
The Company’s audit committee has not established pre-approval policies and procedures for the engagement of our independent auditors for services. The Company’s audit committee expressly pre-approves on a case-by-case basis any engagement of our independent auditors for audit and non-audit services provided to our subsidiaries or to us.

Item 16.D Exemptions from the Listing Standards for Audit Committees.
The Company is relying on the exemption from listing standards for audit committees provided by Exchange Act Rule 10A-3(c)(3). The basis for this reliance is that the Company’s board of statutory auditors meets the following requirements set forth in Exchange Act Rule 10A-3(c)(3):
•	the board of statutory auditors is established and selected pursuant to Italian law expressly permitting such a board;

•	the board of statutory auditors is required under Italian law to be separate from the Company’s board of directors;

•	the board of statutory auditors is not elected by management of the Company and no Executive Officer of the Company is a member of the board of statutory auditors;

•	Italian Law provides for standards for the independence of the board of statutory auditors from the Company and its management;

•
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

•	to the extent permitted by Italian law, the audit committee requirements of paragraphs (b)(3), (b)(4) and (b)(5) of Rule 10A-3 apply to the Board of Statutory Auditors.
The Company’s reliance on Rule 10A-3(c)(3) does not, in its opinion, materially adversely affect the ability of its Board of Statutory Auditors to act independently and to satisfy the other requirements of Rule 10A-3.
Item 16.E Purchases of Equity Securities by the Issuer and Affiliated Purchasers
From January 1, 2007, to December 31, 2007, no purchases were made by or on behalf of the Company or any affiliated purchaser of the Company’s Ordinary Shares or ADSs.
On April 18, 2008, Mr. Pasquale Natuzzi, the Company’s controlling shareholder, acting through his personal holding company, INVEST 2003 S.r.l., purchased 3,293,183 American Depositary Shares, each representing one Ordinary Share, at a price of U.S.$3.61 (€2.32) per ADS. The purchase consisted of single, privately negotiated transaction, with a single entity (acting on behalf of its client accounts) and was effected through the Institutional Delivery System of Depository Trust Company. This purchase was not carried out as part of a publicly announced plan or program, nor is there any such plan or program in place.

PART III
Item 17. Financial Statements
Not applicable.
Item 18. Financial Statements
Item 19. Exhibits
1.1	English translation of the by-laws (Statuto) of the Company, as amended and restated as of January 24, 2008.

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

Report of Independent Registered Public Accounting Firm
To the Shareholders of
Natuzzi S.p.A.
We have audited the accompanying consolidated balance sheets of Natuzzi S.p.A. and subsidiaries (the ‘Natuzzi Group’) as of December 31, 2007 and 2006 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the management of Natuzzi S.p.A.. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Natuzzi Group as of December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with established accounting principles in the Republic of Italy.
As discussed in Note 3 (d) to the consolidated financial statements, the Natuzzi Group adopted the new Italian accounting standard No. 17, “Consolidated Financial Statements”, with regard to the translation of the financial statements of foreign subsidiaries, effective December 31, 2005.
Established accounting principles in the Republic of Italy vary in certain significant respects from generally accepted accounting principles in the United States of America. Information relating to the nature and effect of such differences is presented in note 27 to the consolidated financial statements.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Natuzzi Group’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 24, 2008 expressed an unqualified opinion on the effectiveness of Natuzzi Group’s internal control over financial reporting.
KPMG S.p.A.
Bari, Italy
June 24, 2008

Natuzzi S.p.A. and Subsidiaries
Consolidated Balance Sheets as at December 31, 2007 and 2006
(Expressed in thousands of euros)

	December 31,	December 31,
	2007	2006
ASSETS

Current assets:
Cash and cash equivalents (note 4)	87,459	128,109
Marketable debt securities (note 5)	4	5
Trade receivables, net (note 6)	117,722	119,274
Other receivables (note 7)	47,784	44,681
Inventories (note 8)	107,290	100,358
Unrealized foreign exchange gains (note 25)	946	5,463
Prepaid expenses and accrued income	1,847	1,955
Deferred income taxes (note 14)	1,079	7,463

Total current assets	364,131	407,308

Non current assets:
Property plant and equipment (note 9 and 22)	413,730	405,870
Less accumulated depreciation (note 9 and 22)	(177,880)	(159,547)

Net property, plant and equipment	235,850	246,323
Other assets (note 10)	17,276	18,752
Deferred income taxes (note 14)	212	2,291

Total assets	617,469	674,674

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Short-term borrowings (note 11)	7,576	3,801
Current portion of long-term debt (note 16)	317	318
Accounts payable-trade (note 12)	89,247	79,519
Accounts payable-other (note 13)	29,813	23,067
Income taxes (note 14)	1,585	4,611
Salaries, wages and related liabilities (note 15)	17,531	21,674

Total current liabilities	146,069	132,990

Long-term liabilities:
Employees’ leaving entitlement (note 3 (n) )	33,343	35,269
Long-term debt (note 16)	2,116	2,433
Deferred income taxes (note 14)	—	—
Deferred income for capital grants (note 3 (m) )	13,332	14,075
Other liabilities (note 17)	10,866	10,460

Minority interest (note 18)	146	605

Shareholders’ equity (note 19):
Share capital	54,824	54,739
Reserves	42,292	42,292
Additional paid-in capital	8,282	8,282
Retained earnings	306,199	373,529

Total shareholders’ equity	411,597	478,842

Committments and contingent liabilities (notes 21 and 25)	—	—
Total liabilities and shareholders’ equity	617,469	674,674

See accompanying notes to the consolidated financial statements

Natuzzi S.p.A. and Subsidiaries
Consolidated Statements of Operations
Years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of euros except per share data)

	2007	2006	2005

Net sales (note 22)	634,402	735,439	669,926
Cost of sales (note 23)	(460,589)	(490,563)	(459,492)

Gross profit	173,813	244,876	210,434

Selling expenses	(173,885)	(186,238)	(182,169)
General and administrative expenses	(49,038)	(42,164)	(42,955)

Operating income (loss)	(49,110)	16,474	(14,690)

Other income (expense), net (note 24)	(2,646)	2,847	2,960

Earnings (loss) before taxes and minority interest	(51,756)	19,321	(11,730)

Income taxes (note 14)	(11,387)	(7,085)	(3,110)

Earnings (loss) before minority interest	(63,143)	12,236	(14,840)

Minority interest	496	103	216

Net earnings (loss)	(62,647)	12,339	(14,624)

Basic earnings (loss) per share (note 3 (w))	(1.14)	0.23	(0.27)

Diluted earnings (loss) per share (note 3 (w))	(1.14)	0.23	(0.27)

See accompanying notes to the consolidated financial statements

Natuzzi S.p.A. and Subsidiaries
Consolidated Statements of Changes in Shareholders’ Equity
Years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of euros except number of ordinary shares)

	Share capital			Additional
	Number of			paid-in	Retained
	ordinary shares	Amount	Reserves	capital	earnings	Total

Balances at December 31, 2004	54,681,628	54,682	42,292	8,282	382,677	487,933

Dividends distributed	—	—	—	—	(3,828)	(3,828)
Exchange difference on translation of financial statements	—	—	—	—	3,544	3,544
Net loss	—	—	—	—	(14,624)	(14,624)

Balances at December 31, 2005	54,681,628	54,682	42,292	8,282	367,769	473,025

Increase share capital	56,910	57	—	—	(57)	—
Exchange difference on translation of financial statements	—	—	—	—	(6,522)	(6,522)
Net earnings	—	—	—	—	12,339	12,339

Balances at December 31, 2006	54,738,538	54,739	42,292	8,282	373,529	478,842

Dividends distributed	—	—	—	—	—	—
Increase share capital	85,689	85	—	—	(85)	—
Exchange difference on translation of financial statements	—	—	—	—	(4,598)	(4,598)
Net loss	—	—	—	—	(62,647)	(62,647)

Balances at December 31, 2007	54,824,227	54,824	42,292	8,282	306,199	411,597

See accompanying notes to the consolidated financial statements

Natuzzi S.p.A. and Subsidiaries
Consolidated Statements of Cash Flows
Years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of euros)

	2007	2006	2005
Cash flows from operating activities:
Net earnings (loss)	(62,647)	12,339	(14,624)

Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	30,331	30,281	30,272
Write off of fixed assets	2,285	—	2,770
Employees’ leaving entitlement	7,389	6,778	6,877
Deferred income taxes	8,463	(2,058)	(6,300)
Minority interest	(496)	(103)	(216)
(Gain) loss on disposal of assets	116	767	(149)
Unrealized foreign exchange losses and (gains)	4,517	(10,230)	11,868
Deferred income for capital grants	(743)	(1,309)	(5,616)
Equity in affiliated company	1,221	—	—

Change in assets and liabilities:
Receivables, net	599	1,883	10,580
Inventories	(6,932)	15,444	(1,546)
Prepaid expenses and accrued income	108	596	(141)
Accounts payable	16,474	4,285	(7,443)
Income taxes	(3,026)	1,704	386
Salaries, wages and related liabilities	(4,143)	(445)	3,318
Other liabilities	406	6,102	(1,001)
Employees’ leaving entitlement	(9,315)	(3,854)	(4,526)

Total adjustments	47,254	49,841	39,133

Net cash provided by (used in) operating activities	(15,393)	62,180	24,509

Cash flows from investing activities:
Property, plant and equipment:
Additions	(21,445)	(15,563)	(20,917)
Disposals	589	1,057	916
Other assets	(5,039)	(3,560)	(1,361)
Government grants received	—	605	1,002
Purchase of business, net of cash acquired	(230)	(250)	(1,985)

Net cash used in investing activities	(26,125)	(17,711)	(22,345)

	2007	2006	2005
Cash flows from financing activities:
Long-term debt:
Proceeds	—	363	533
Repayments	(318)	(1,620)	(2,094)
Short-term borrowings	3,775	(3,926)	1,628
Dividends paid to shareholders	—	—	(3,828)
Dividends paid to minority interests	—	—	—

Net cash provided by (used in) financing activities	3,457	(5,183)	(3,761)

Effect of translation adjustments on cash	(2,589)	(900)	3,980

Increase (decrease) in cash and cash equivalents	(40,650)	38,386	2,383

Cash and cash equivalents, beginning of the year	128,109	89,723	87,340

Cash and cash equivalents, end of the year	87,459	128,109	89,723

Supplemental disclosure of cash flow information:

Cash paid during the year for interest	665	1,400	951

Cash paid during the year for income taxes	5,409	6,555	6,659

Non cash investing activities	—	3,093	5,844

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
The subsidiaries included in the consolidation at December 31, 2007, together with the related percentages of ownership, are as follows:

	Percent of
Name	ownership	Registered office	Activity
Italsofa Bahia Ltd	97.99	Bahia, Brazil	(1)
Minuano Nordeste S.A.	100.00	Pojuca, Brazil	(1)
Italsofa Shanghai Ltd	100.00	Shanghai, China	(1)
Softaly Shanghai Ltd	100.00	Shanghai, China	(1)
Natuzzi China Ltd	100.00	Shanghai, China	(1)
Italsofa Romania	100.00	Baia Mare, Romania	(1)
Natco S.p.A.	99.99	Bari, Italy	(2)
I.M.P.E. S.p.A.	90.83	Qualiano, Italy	(3)
Nacon S.p.A.	100.00	Bari, Italy	(4)
Lagene S.r.l.	100.00	Bari, Italy	(4)
Natuzzi Americas Inc.	100.00	High Point, NC, USA	(4)
Natuzzi Iberica S.A.	100.00	Madrid, Spain	(4)
Natuzzi Switzerland AG	97.00	Kaltbrunn, Switzerland	(4)
Natuzzi Nordic	100.00	Copenaghen, Denmark	(4)
Natuzzi Benelux S.A.	100.00	Geel, Belgium	(4)
Natuzzi Germany Gmbh	100.00	Dusseldorf, Germany	(4)
Natuzzi Sweden AB	100.00	Stockholm, Sweden	(4)
Natuzzi Japan KK	100.00	Tokyo, Japan	(4)
Natuzzi Services Limited	100.00	London, UK	(4)
Italholding S.r.l.	100.00	Bari, Italy	(5)
Natuzzi Netherlands Holding	100.00	Amsterdam, Holland	(5)
Natuzzi Trade Service S.r.l.	100.00	Bari, Italy	(6)
Natuzzi United Kingdom Limited	100.00	London, UK	(7)
Kingdom of Leather Limited	100.00	London, UK	(7)
La Galleria Limited	100.00	London, UK	(7)

(1)	Manufacture and distribution

(2)	Intragroup leather dyeing and finishing

(3)	Production and distribution of polyurethane foam

(4)	Distribution

(5)	Investment holding

(6)	Transportation services

(7)	Dormant

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
On June 14, 2007, the Company acquired from a third party 100% of a business which main asset was a store located in one of the several shopping and commercial areas of Rome (Tiburtina area). The cash consideration paid by the Company for this acquisition was 230. At the date of the acquisition there were no employees, inventory or revenues associated with this asset. The net assets acquired were composed mainly as follows: (a) operating lease agreement; (b) leasehold improvements incorporated in the store; (c) commercial license authorization obtained from the Rome Municipality for trading sofas and other furniture to the public. During 2008, the Company started some construction work in order to set up in this store Natuzzi’s layout selling system. The acquisition resulted in a goodwill of 225, which represents the excess of purchase price over fair value of the acquired net assets. The fair value of assets acquired is as follows:

Goodwill	225
Leasehold improvements	5

Cash paid	230

The main factor that has contributed to the determination of the consideration paid is the presence of the store in a key geographic location of Rome. The results of this business acquisition have been included in the consolidated statement of operations from the date of acquisition.
In March 2007 the Company incorporated a new subsidiary, Natuzzi China Ltd, which is engaged in the cutting of leather hides to be used as upholstery.
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
During 2005 the Company tried to sell to third party its twelve stores located in the United Kingdom. But in December 2005, due to the impossibility to find an acquirer, the Company decided to close down this business through the adoption of the following actions: (a) in January 2006 the Company incorporated a new subsidiary in United Kingdom (Natuzzi Service Limited) to which it transferred three stores and part of the corporate net assets; (b) during March 2006 the Company closed down the remaining nine stores that had poor earning performances and did not produce positive cash flow. The stores closed down continued to trade until the end of March in order to sell out all the stock in house.
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

The purchase price was composed of the consideration paid 297, plus the offset of trade receivables from Koineè S.r.l., amounting to 1,722 at the date of acquisition. The pre-acquistion results for 2005 of this business acquisition have been included in the consolidated statement of operations for the entire year ended at December 31, 2005.
In November 2005, the Company acquired 100% of a business composed by seven stores “Divani & Divani by Natuzzi”, located in Rome, for a cash consideration of 688. This business was operating as a Natuzzi franchisee. Prior to the date of acquisition the franchisee agreement between Natuzzi and the original business had expired under the original terms. The primary reason for this acquisition was the opportunity to maintain the market presence in the capital city of Rome. The main factor that contributed to the determination of the purchase price was the presence of the stores in key street locations in Rome. The acquisition was accounted for using the purchase method and it resulted in a goodwill of 3,709, which represents the excess of the purchase price over the fair value of assets acquired and liabilities assumed. The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at date of acquisition.

Current assets	710
Goodwill	3,709
Fixed assets	221
Leasehold improvements	313
Non current liabilities	(143)

Purchase price	4,810

The purchase price was composed by the consideration paid of 688, plus the offset of trade receivables due from the vendor, and amounting to 4,122 at the date of acquisition. The results of this business acquisition have been included in the consolidated statement of operations from the date of acquisition.
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

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
The main factors that have contributed to the determination of the consideration paid were: (a) presence of store in a key geographic location; (b) space of the store that is very large for a central location (approximately 1,000 square metres); (c) advertising of Natuzzi’s “trademark” and “product” in the heart of Milan shopping area. The results of this business acquisition have been included in the consolidated statement of operations from the date of acquisition.
In 2005 the Company incorporated two new subsidiaries, Natuzzi Sweden AB and Natuzzi Japan KK, which provide sales support for the Group in the respective countries.
2. Basis of preparation
The financial statements utilized for the consolidation are the financial statements of each Group company at December 31, 2007, 2006 and 2005. The 2007, 2006 and 2005 financial statements have been approved by the respective shareholders of the relevant companies. The 2007 consolidated financial statements have been approved by the Board of Directors of the Company.
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
c) Forward exchange contracts
The Group enters into forward exchange contracts (known in Italian financial markets as domestic currency swaps) to manage its exposure to foreign currency risks. The Company does not enter into these contracts on a speculative basis, nor is hedge effectiveness constantly monitored. As a consequence of this, forward exchange contracts are not used to hedge any on — or off-balance sheet items. Therefore, at December 31, 2007, 2006 and 2005 all unrealized gains or losses on such contracts are recorded in other income (expense), net, in the consolidated statements of operations.
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
j) Other assets
Other assets primarily include software, trademarks and patents, goodwill and certain deferred costs. These assets are stated at the lower of amortized cost or recoverable amount. The carrying amount of other assets are reviewed to determine if they are in excess of their recoverable amount, based on discounted cash flows, at the consolidated balance sheet date. If the carrying amount exceeds the recoverable amount, the asset is written down to the recoverable amount.

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
Software, trademarks, patents and goodwill are amortized on a straight-line basis over a period of five years.
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

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
At December 31, 2007 and 2006 the deferred income for capital grants shown in the consolidated balance sheet amounts to 13,332 and 14,075, respectively.
The amortization of these grants recorded in net sales of the consolidated statement of operations for the years ended December 31, 2007, 2006 and 2005, amounts to 1,026, 1,111 and 1,239, respectively.
Cost reimbursement grants relating to training and other personnel costs are credited to income when there is a reasonable assurance of receipt from government agencies.
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
The expense recorded for the leaving entitlement for the years ended December 31, 2007, 2006 and 2005 was 7,389, 6,778 and 6,877, respectively.
The number of workers employed by the Group totalled 8,219, and 8,133 at December 31, 2007 and 2006, respectively.
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

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
p) Shipping and handling costs
Shipping and handling costs sustained to transport products to customers are expensed in the periods incurred and are included in selling expenses. Shipping and handling expenses recorded for the years ended December 31, 2007, 2006 and 2005 were 51,568, 69,433 and 69,730, respectively.
q) Advertising costs
Advertising costs are expensed in the periods incurred and are included in selling expenses. Advertising expenses recorded for the years ended December 31, 2007, 2006 and 2005 were 34,424, 31,621 and 31,273, respectively.
r) Commission expense
Commissions payable to sales representatives and the related expenses are recorded at the time shipments are made by the Group to customers. Commissions are not paid until payment for the related sale’s invoice is remitted to the Group by the customer.
s) Warranties
Warranties are estimated and provided for in the year of sales. Such allowances are made based on historical trends. The Company has the ability to make a reasonable estimate of such allowances due to large volumes of homogeneous transactions and historical trends.
t) Research and development costs
Research and development costs are expensed in the periods incurred.
u) Contingencies
Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.
v) Use of estimates
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

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
w) Earnings per share
Basic earnings per share is calculated by dividing net earnings attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted earnings per share include the effects of the possible issuance of ordinary shares under share grants and option plans in the determination of the weighted average number of ordinary shares outstanding during the period. In 2007, 2006 and 2005 share grants and options of 439,651, 332,959 and 139,520, respectively, were excluded as their effect was anti dilutive. The following table provides the amounts used in the calculation of earnings (loss) per share:

	2007	2006	2005

Net earnings (loss) attributable to ordinary shareholders	(62,647)	12,339	(14,624)

Weighted-average number of ordinary shares outstanding during the year	54,817,086	54,733,796	54,681,628

Increase resulting from assumed conversion of share grants and options	—	—	—

Weighted-average number of ordinary shares and potential shares outstanding during the year	54,817,086	54,733,796	54,681,628

4. Cash and cash equivalents
Cash and cash equivalents are analyzed as follows:

	2007	2006

Cash on hand	381	510
Bank accounts in Euro	7,531	16,746
Bank accounts in foreign currencies	79,547	110,798
Money market instruments	—	55

Total	87,459	128,109

5. Marketable debt securities
Details regarding marketable debt securities are as follows:

	2007	2006

Foreign corporate bonds	4	5
Italian government bonds	—	—

Total	4	5

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
Further information regarding the Group’s investments in marketable debt securities is as follows:

		Gross unrealized		Fair
2007	Cost	Gains	Losses	value

Foreign corporate bonds	4	—	—	4
Italian government bonds	—	—	—	—

Total	4	—	—	4

		Gross unrealized		Fair
2006	Cost	Gains	Losses	value

Foreign corporate bonds	5	—	—	5
Italian government bonds	—	—	—	—

Total	5	—	—	5

The contractual maturity of the Group’s marketable debt securities at December 31, 2007 is between 1 — 5 years.
6. Trade receivables, net
Trade receivables are analyzed as follows:

	2007	2006

North American customers	43,214	37,408
Other foreign customers	46,032	54,217
Domestic customers	27,638	32,163
Trade bills receivable	6,537	1,543

Total	123,421	125,331
Allowance for doubtful accounts	(5,699)	(6,057)

Total trade receivables, net	117,722	119,274

Trade receivables are due primarily from major retailers who sell directly to their customers.
As of December 31, 2007, 2006 and 2005 and for each of the years in the three-year period ended December 31, 2007, the Company had customers who exceeded 5% of trade receivables and/or net sales as follows:

Trade receivables	N° of customers	% on trade receivables

2007	3	21%
2006	2	16%
2005	2	16%

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

Net sales	N° of customers	% net sales

2007	2	23%
2006	2	18%
2005	2	13%
In 2007 one customer accounted for approximately 15% of the total net sales of the Group. This customer operates many furniture stores throughout the world.
The Company insures with a third party its collection risk in respect of a significant portion of accounts receivable outstanding balances, and estimates an allowance for doubtful accounts based on the insurance in place, the credit worthiness of its customers, as well as general economic conditions.
The following table provides the movements in the allowance for doubtful accounts:

	2007	2006	2005

Balance, beginning of year	6,057	5,159	5,434
Charges-bad debt expense	1,789	1,695	1,326
Reductions-write off of uncollectible accounts	(2,147)	(797)	(1,601)

Balance, end of year	5,699	6,057	5,159

Trade receivables denominated in foreign currencies at December 31, 2007 and 2006 totalled 59,075 and 55,418, respectively. These receivables consist of the following:

	2007	2006

U.S. dollars	39,293	36,938
British pounds	6,495	4,760
Canadian dollars	6,012	4,023
Australian dollars	4,778	5,440
Other currencies	2,497	4,257

Total	59,075	55,418

7. Other receivables
Other receivables are analyzed as follows:

	2007	2006

Government capital grants	11,798	11,798
Receivable from tax authorities	10,373	11,642
VAT	10,302	10,133
Receivable from National Institute for Social Security	6,870	1,650
Advances to suppliers	4,837	3,301
Other	3,604	6,157

Total	47,784	44,681

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
The receivable from National Institute for Social Security represents the amounts anticipated by the Company on behalf of such governmental institute related to salaries for those employees subject to temporary work force reduction. The Company will recover these amounts anticipated by the end of the year.
8. Inventories
Inventories are analyzed as follows:

	2007	2006

Leather and other raw materials	63,698	61,060
Goods in process	14,770	10,696
Finished products	28,822	28,602

Total	107,290	100,358

9. Property, plant and equipment and accumulated depreciation
Fixed assets are listed below together with accumulated depreciation.

	Cost or	Accumulated	Annual rate of
2007	valuation	depreciation	depreciation

Land and industrial buildings	200,424	(44,763)	0 – 10%
Machinery and equipment	119,371	(80,163)	10 – 25%
Airplane	24,075	(6,500)	6%
Office furniture and equipment	24,373	(19,650)	10 – 20%
Retail gallery and store furnishings	29,932	(18,232)	25 – 35%
Transportation equipment	6,044	(4,962)	20 – 25%
Leasehold improvements	7,969	(3,610)	10 – 20%
Construction in progress	1,542	—	—

Total	413,730	(177,880)

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

	Cost or	Accumulated	Annual rate of
2006	valuation	depreciation	depreciation

Land and industrial buildings	201,974	(39,475)	0 – 10%
Machinery and equipment	113,910	(72,290)	10 – 25%
Airplane	24,075	(5,056)	6%
Office furniture and equipment	27,159	(19,754)	10 – 20%
Retail gallery and store furnishings	26,237	(15,515)	25 – 35%
Transportation equipment	5,755	(4,632)	20 – 25%
Leasehold improvements	5,252	(2,825)	10 – 20%
Construction in progress	1,508	—	—

Total	405,870	(159,547)

Construction in progress relates principally to manufacturing facilities.
10. Other assets
Other assets consist of the following:

	2007	2006

Goodwill	14,202	13,977
Equity in affiliated enterprises	2,646	3,867
Others	21,664	16,786

Total, gross	38,512	34,630
Less accumulated amortization	(21,236)	(15,878)

Total, net	17,276	18,752

At December 31, 2007 and 2006 the net book value of goodwill may be analyzed as follows:

	2007	2006

Gross carrying amount	14,202	13,977
Less accumulated depreciation	(7,516)	(4,676)

Net book value	6,686	9,301

At December 31, 2007 and 2006 investments in affiliated enterprises are accounted for under the equity method. These affiliated enterprises are Salena S.r.l. and Alfa Omega S.r.l., in which the Company owns 49% and 20% interest, respectively. Salena S.r.l. is engaged in the building construction sector. Alfa Omega S.r.l. owns buildings that are rented as office space or store space. The Company has a significant influence on these two entities.

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
The line others primarily includes software, trademarks and patents. At December 31, 2007 and 2006 the net book value of these other assets may be analyzed as follows:

	2007	2006

Gross carrying amount	21,664	16,786
Less accumulated depreciation	(13,720)	(11,202)

Net book value	7,944	5,584

Amortization expense recorded for these other assets was 2,679, 1,831 and 1,793 for the years ended December 31, 2007, 2006 and 2005, respectively. Estimated amortization expense for the next five years is: 2,725 in 2008, 2,246 in 2009, 1,608 in 2010, 1,365 in 2011, and nil in 2012.
11. Short-term borrowings
Short-term borrowings consist of the following:

	2007	2006

Bank borrowings	3,068	3,351
Bank overdrafts	4,508	450

Total	7,576	3,801

While bank overdrafts are payable on demand, bank borrowings consist of unsecured credit line agreements with banks and have various short maturities.
At December 31, 2007 and 2006 the short-term borrowings included 3,068 and 3,351 denominated in foreign currencies, respectively.
The weighted average interest rates on the above-listed short-term borrowings at December 31, 2007, 2006 and 2005 are as follows:

	2007	2006	2005

Bank borrowings	6.18%	4.87%	4.92%
Bank overdrafts	5.03%	3.58%	5.10%
Credit facilities available to the Group, including amounts guaranteed under surety bonds, amounted to 47,351 and 59,491 at December 31, 2007 and 2006, respectively. The unused portion of these facilities amounted to 39,775 and 55,690 at December 31, 2007 and 2006, respectively.
12. Accounts payable-trade
Accounts payable-trade totalling 89,247 and 79,519 at December 31, 2007 and 2006, respectively, represent principally amounts payable for purchases of goods and services in Italy and abroad, and include 14,411 and 21,936 at December 31, 2007 and 2006, respectively, denominated in foreign currencies.

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
13. Accounts payable-other
Accounts payable-other are analyzed as follows:

	2007	2006

Advances from customers	9,667	5,441
Provision for warranties	8,627	6,561
Cooperative advertising and quantity discount	3,777	3,835
Withholding taxes on payroll and on others	2,996	3,059
Payable to minority interest for dividends	593	593
Others	4,153	3,578

Total	29,813	23,067

The following table provides the movements in the provision for warranties:

	2007	2006	2005

Balance, beginning of year	6,561	6,896	3,477
Charges to profit and loss	4,962	6,386	4,764
Reductions for utilization	(2,896)	(6,721)	(1,345)

Balance, end of year	8,627	6,561	6,896

14. Taxes on income
Italian companies are subject to two income taxes at the following rates:

	2007	2006	2005

IRES (state tax)	33.00%	33.00%	33.00%
IRAP (regional tax)	4.25%	4.25%	4.25%
On December 12, 2003, the Italian Government approved the legislative decree n. 344 which enacted certain changes in the fiscal legislation for fiscal years beginning on or after January 1, 2004. The principal change made was the introduction of the new state income tax IRES which replaced IRPEG, with the simultaneous elimination of the dual income tax system. The enacted IRES tax rate for 2007, 2006 and 2005 is 33% of taxable income. IRES is a state tax and is calculated on the taxable income determined on the income before taxes modified to reflect all temporary and permanent differences regulated by the tax law.
Such tax law did not modify the existing IRAP regime. IRAP is a regional tax and each Italian region has the power to increase the current rate of 4.25% by a maximum of 1.00%. In general, the taxable base of IRAP is a form of gross profit determined as the difference between gross revenues (excluding interest and dividend income) and direct production costs (excluding labour costs, interest expense and other financial costs).
In addition, on December 24, 2007 the Italian Parliament definitively approved the budget law (law n. 244) which enacted the changes to IRES and IRAP tax rate as from January 1, 2008 as follows: IRES tax rate passed from 33% to 27.50%, while IRAP tax rate passed from 4.25% to 3.90%. As result of these changes in the tax rates, the Company adjusted the effect of changes in IRES and IRAP tax rates on net deferred tax assets during the year ended December 31, 2007, as it includes the enactment date.

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
These changes in tax rates resulted in a decrease of gross deferred tax assets (gross of the valuation allowance) by 3,809 as of December 31, 2007. However, these changes in tax rates resulted in no effect on the net deferred tax assets as of December 31, 2007 due to the valuation allowance.
Certain foreign subsidiaries (Italsofa Shanghai Ltd, Softaly Shanghai Ltd, Natuzzi China Ltd, Italsofa Bahia Ltd, Minuano Nordeste S.A. and Italsofa Romania) enjoy significant tax benefits, such as corporate income tax exemptions or reductions of the corporate income tax rates effectively applicable, the most significant of which will expire in 2012. The tax reconciliation table reported below demonstrates the effect of such “tax exempt income” on the Group’s 2007, 2006 and 2005 income tax charge.
Approximately 91.1%, 57.0% and 69.4% respectively, of the Group’s consolidated earnings (loss) before taxes were generated by domestic Italian operations during 2007, 2006 and 2005. However, consolidated earnings (loss) before taxes and minority interest are analyzed as follows:

	2007	2006	2005

Domestic	(47,137)	(11,012)	(8,144)
Foreign	(4,619)	30,333	(3,586)

Total	(51,756)	19,321	(11,730)

The effective income tax rates for the years ended December 31, 2007, 2006 and 2005 were 22.0%, 36.7% and 26.5%, respectively. The actual income tax expense differs from the ‘expected’ income tax expense (computed by applying the state tax, which is 33% to income before income taxes and minority interest) as follows:

	2007	2006	2005

Expected income tax (benefit) expense charge at full tax rates	(17,079)	6,376	(3,871)
Effects of:
- Tax exempt income	(6,320)	(5,779)	(4,954)
- Aggregate effect of different tax rates in foreign jurisdictions	(2,903)	(4,434)	(1,442)
- Italian regional tax	1,793	4,646	4,727
- Non-deductible expenses	3,286	2,694	3,537
- Provisions for contingent liabilities	566	914	155
- Depreciation and impairment of goodwill	273	274	396
- Effect of net change in valuation allowance established against deferred tax assets	28,503	1,989	4,157
- Effect of change in tax rates	3,809	—	—
- Tax effect of unremitted earnings	(541)	405	405

Actual tax charge	11,387	7,085	3,110

Total income taxes for the years ended December 31, 2007, 2006 and 2005 relate to earnings from operations.

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
Total income taxes for the years ended December 31, 2007, 2006 and 2005 are allocated as follows:

	2007	2006	2005

Current:
Italian	1,331	5,738	6,593
Foreign	1,593	3,405	2,817

Total (a)	2,924	9,143	9,410

Deferred:
Italian	7,507	(2,592)	(3,260)
Foreign	956	534	(3,040)

Total (b)	8,463	(2,058)	(6,300)

Total (a + b)	11,387	7,085	3,110

The tax years from January 1, 2003 for the majority of the Italian and Foreign companies are open to assessment for additional taxes.
The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities at December 31, 2007 and 2006 are presented below:

	2007	2006

Deferred tax assets:
- Tax loss carry forwards	36,033	17,562
- Unrealized net losses on foreign exchange	2,796	590
- Provision for warranties	2,589	2,047
- Inventory obsolescence	1,714	1,849
- Allowance for doubtful accounts	1,506	1,746
- Provision for contingent liabilities	1,080	1,403
- Intercompany profit on inventory	1,027	1,051
- Goodwill	666	374
- Provision for sales representatives	493	658
- Other temporary differences	641	1,698

Total gross deferred tax assets	48,545	28,978
- Less valuation allowance	(43,654)	(15,146)

Net deferred tax assets (a)	4,891	13,832

Deferred tax liabilities:
- Unremitted earnings of subsidiaries	(1,399)	(1,940)
- Revenue recognition	(633)	(768)
- Government grants	(570)	(655)
- Other temporary differences	(998)	(715)

Total deferred tax liabilities (b)	(3,600)	(4,078)

Net deferred tax assets (a + b)	1,291	9,754

A valuation allowance has been established for most of the deductible tax temporary differences and tax loss carryforwards.

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
The valuation allowance for deferred tax assets as of December 31, 2007 and 2006 was 43,654 and 15,146, respectively. The net change in the total valuation allowance for the years ended December 31, 2007 and 2006 was an increase of 28,508 and 1,993, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and the tax loss carryforwards are utilized.
Given the cumulative loss position of the Company and of most of the Italian and foreign subsidiaries as of December 31, 2007, management considered the scheduled reversal of deferred tax liabilities and tax planning strategies, in making this assessment. However, management after a reasonable effort as of December 31, 2007 has not identified any relevant tax planning strategies prudent and feasible available to reduce the need for a valuation allowance. Therefore, at December 31, 2007 the realization of the deferred tax assets is primarily based on the scheduled reversal of deferred tax liabilities.
Based upon this analysis, management believes it is more likely than not that Natuzzi Group will realize the benefits of these deductible differences and net operating loss carryforwards, net of the existing valuation allowance at December 31, 2007 and 2006.
Net deferred income tax assets are included in the consolidated balance sheets as follows:

2007	Current	Non current	Total

Gross deferred tax assets	8,888	39,657	48,545
Valuation allowance	(6,178)	(37,476)	(43,654)

Net deferred tax assets	2,710	2,181	4,891
Deferred tax liabilities	(1,631)	(1,969)	(3,600)

Net deferred tax assets	1,079	212	1,291

2006	Current	Non current	Total

Gross deferred tax assets	10,886	18,092	28,978
Valuation allowance	—	(15,146)	(15,146)

Net deferred tax assets	10,886	2,946	13,832
Deferred tax liabilities	(3,423)	(655)	(4,078)

Net deferred tax assets	7,463	2,291	9,754

As of December 31, 2007 the tax loss carryforwards of the Group total 121,364 and expire as follows:

2008	527
2009	5,372
2010	2,905
2011	5,453
2012	42,760
Thereafter	64,347

Total	121,364

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
As of December 31, 2007, taxes that are due on the distribution of the portion of shareholders’ equity equal to unremitted earnings of most of the subsidiaries is 1,399 (1,940 at December 31, 2006). The Group has provided for such taxes as the likelihood of distribution is probable.
The Group has not provided for such taxes, amounting to 136 (217 at December 31, 2006), for some subsidiaries for which the likelihood of distribution is remote and earnings are deemed to be permanently reinvested.
15. Salaries, wages and related liabilities
Salaries, wages and related liabilities are analyzed as follows:

	2007	2006

Salaries and wages	7,991	11,320
Social security contributions	6,826	7,577
Vacation accrual	2,714	2,777

Total	17,531	21,674

16. Long-term debt
Long-term debt at December 31, 2007 and 2006 consists of the following:

	2007	2006

2.25% long-term debt payable in annual equal instalments with final payment due May 30, 2015	2,214	2,460

0.96% long-term debt payable in annual instalments with final payment due September 2010	219	291

Total long-term debt	2,433	2,751
Less current instalments	(317)	(318)

Long-term debt, excluding current instalments	2,116	2,433

Loan maturities after 2008 are summarized below:

2009	332
2010	340
2011	273
2012	280
Thereafter	891

Total	2,116

At December 31, 2007 and 2006 there are no long-term debt denominated in foreign currencies.

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
Interest expense related to long-term debt for the years ended December 31, 2007, 2006 and 2005 was 64, 96 and 139 respectively. Interest expense is paid with the related instalment (quarterly, semi-annual or annual).
17. Other liabilities
Other liabilities consist of:

	2007	2006

Provision for contingent liabilities	9,344	8,696
Termination indemnities for sales agents	1,522	1,764

Total	10,866	10,460

The Group is involved in a number of claims (including tax claims) and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters, after the provision accrued (at December 31, 2007 and 2006 amounts to 9,344 and 8,696, respectively), will not have a material adverse effect on the Group’s consolidated financial position or results of operations.
18. Minority interest
Minority interest shown in the accompanying consolidated balance sheet at December 31, 2007 is 146 (605 at December 31, 2006).
19. Shareholders’ equity
The share capital is owned as follows:

	2007	2006

Mr. Pasquale Natuzzi	47.5%	47.5%
Miss Anna Maria Natuzzi	2.6%	2.6%
Mrs. Annunziata Natuzzi	2.5%	2.5%
Public investors	47.4%	47.4%

	100%	100%

An analysis of the reserves is as follows:

	2007	2006

Legal reserve	11,199	11,199
Monetary revaluation reserve	1,344	1,344
Government capital grants reserve	29,749	29,749

Total	42,292	42,292

The number of ordinary shares issued at December 31, 2007 and 2006 is 54,824,227 and 54,738,538, respectively. The par value of one ordinary share is euro 1.

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
Italian law requires that 5% of net income of the parent company and each of its consolidated Italian subsidiaries be retained as a legal reserve, until this reserve is equal to 20% of the issued share capital of each respective company. The legal reserve may be utilized to cover losses; any portion which exceeds 20% of the issued share capital is distributable as dividends. The combined legal reserves totalled 12,378 at December 31, 2007 and 2006, respectively.
No taxes would be payable on the distribution of the monetary revaluation reserve and government capital grants reserve.
The cumulative translation adjustment included in shareholders’ equity related to translation of the Group’s foreign assets and liabilities at December 31, 2007 was a debit of 7,576 (debit of 2,978 at December 31, 2006).
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
The share grants issued for the achievement of 2004 MBOs have been issued in two equal installments during January 2006 and 2007. Similarly for the achievement of 2005 MBOs the share grants has been issued in two equal installments during January 2007 and 2008. The vesting period for these grants is considered to be reference year (2004 or 2005), as continuation of employment after that date is not a condition for the said share grants.

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
The share options have an exercise price of euro 8.51 (U.S. dollars 12.53 at December 31, 2007 exchange rate), calculated in accordance with fiscal law in force. An employee would be entitled to share options and additional options on the following dates: 50% of 2004 MBOs and 50% of first tranche in January 2006; remaining 50% of 2004 MBOs, 50% of the first tranche and 50% of 2005 MBOs in January 2007; remaining 50% of 2005 MBOs and 50% of the second tranche in January 2008; remaining 50% of second tranche in January 2009. If the employee is not on employment on the above dates, he or she is not entitled to the remaining options. Therefore vesting dates for the options are determined to be the above dates.
The status of the share grants and options under the plan, as of December 31, 2007 and 2006, is as follows:

			Additional
MBO 2004	Shares	Options	options	Total

Balance at December 31, 2006	56,876	281,006	—	337,882
Granted	—	—	—	—
Exercised	(56,876)	—	—	(56,876)
Forfeited	—	(77,138)	—	(77,138)
Expired	—	—	—	—

Balance at December 31, 2007	—	203,868	—	203,868

Weighted average remaining contractual life	—	1.04 years	—

			Additional
MBO 2005	Shares	Options	options	Total

Balance at December 31, 2006	57,626	141,926	70,963	270,515
Granted	—	—	—	—
Exercised	(28,813)	—	—	(28,813)
Forfeited	—	(33,166)	(70,963)	(104,129)
Expired	—	—	—	—

Balance at December 31, 2007	28,813	108,760	—	137,573

Weighted average remaining contractual life	0.04 years	1.04 years	—

During 2007, 2006 and 2005 the Company did not grant any shares, options and additional options.
The total intrinsic value of shares exercised during the years ended December 31, 2007, 2006 and 2005 was 268, 368 and nil, respectively. During 2007, 2006 and 2005 there were no options and additional options exercised as the intrinsic value was negative (the exercise price as of December 31, 2007, 2006 and 2005 exceeded the market value). The grant date fair value of shares vested during the years ended December 31, 2007, 2006 and 2005 was 674, 447 and nil, respectively.

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
On the basis of the plan the exercise price for the share grants is zero, while for the options and additional options is euro 8.51 (U.S. dollars 12.53 at December 31, 2007 exchange rate). At December 31, 2007, 2006 and 2005 the market price of Natuzzi’s shares is euro 3.13 (U.S. dollars 4.61 at December 31, 2007 exchange rate), euro 6.46 (U.S. dollars 8.51 at December 31, 2006 exchange rate) and euro 5.93 (U.S. dollars 7.00 at December 31, 2005 exchange rates), respectively.
Under Italian GAAP the Company does not record in the consolidated statements of operations the compensation expense related to share based compensation plans.
21. Commitments and contingent liabilities
Several companies of the Group lease manufacturing facilities and stores under non-cancellable lease agreements with expiry dates through 2023. Rental expense recorded for the years ended December 31, 2007, 2006 and 2005 was 15,768, 14,125 and 13,970, respectively. As of December 31, 2007, the minimum annual rental commitments are as follows:

2008	13,114
2009	11,685
2010	10,193
2011	9,888
2012	7,284
Thereafter	20,361

Total	72,525

Certain banks have provided guarantees at December 31, 2007 to secure payments to third parties amounting to 2,674 (4,468 at December 31, 2006). These guarantees are unsecured and have various maturities extending through December 31, 2013.
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
In prior years the Company and certain Italian subsidiaries, on the basis of the Italian law, for the personnel employed under the contract scheme referred to as ‘training and work’ enjoyed an exemption for the social contribution due to the National Institute for Social Security (‘Istituto Nazionale per la Previdenza Sociale’ or ‘INPS’) for a certain period. During 2004, the European Court of Justice decided that these grants were not in conformity with European Union law and regulations in force about competition. As a consequence of this disposition the European Commission has established that Italy has to recover from its enterprises all the social contribution not paid from November 1995 to May 2001 for the above work contracts. Therefore, the Italian National Institute for Social Security has communicated, in 2005 with a preliminary notice and in 2007 with a final notice, to the Company and certain Italian subsidiaries to reimburse all the social contribution due and not paid, amounting to 19,732. The Company, based on the advice of its legal consultants, did not pay the amounts claimed back and, at the same time, has taken a legal action against the National Institute for Social Security in order to obtain the cancellation of the above request of 19,732. The Company intends to vigorously defend its position. The Company believes that the probability of a favorable final outcome is very high. Therefore, the Company for this contingent liability recorded a provision of 475 in the Consolidated Financial Statements as of December 31, 2007, 2006 and 2005, as this amount is considered the probable final liability.
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
Net sales of upholstered furniture analyzed by coverings are as follows:

	2007	2006	2005

Leather upholstered furniture	502,913	573,086	498,942
Fabric upholstered furniture	60,597	87,165	95,895

Total	563,510	660,251	594,837

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

	2007	2006	2005
Sales of upholstered furniture
United States of America	159,289	204,303	207,215
Italy	68,734	81,911	67,020
Spain	41,677	45,955	35,668
England	31,965	39,874	50,805
Canada	34,190	36,244	31,608
France	29,433	33,551	24,622
Germany	26,714	30,927	24,329
Belgium	24,138	28,013	20,761
Australia	15,354	18,269	16,543
Holland	15,594	16,624	13,654
Other countries (none greater than 2%)	116,422	124,580	102,612

Total	563,510	660,251	594,837

	2007	2006
Long lived assets
Italy	132,789	135,956
Romania	32,468	36,088
Brazil	24,355	23,791
China	20,769	21,983
United States of America	16,147	18,381
Other countries	9,322	10,124

Total	235,850	246,323

In addition, the Group also sells minor volumes of excess polyurethane foam, leather by-products and certain pieces of furniture (coffee tables, lamps and rugs) which, for 2007, 2006 and 2005 totalled 70,892, 75,188 and 75,089, respectively.
23. Cost of sales
Cost of sales is analyzed as follows:

	2007	2006	2005

Opening inventories	100,358	115,690	112,601
Purchases	308,234	313,207	295,277
Labor	101,664	109,360	108,327
Third party manufacturers	16,499	19,609	25,340
Other manufacturing costs	41,124	33,055	33,637
Closing inventories	(107,290)	(100,358)	(115,690)

Total	460,589	490,563	459,492

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
24. Other income (expense), net
Other income (expense), net is analyzed as follows:

	2007	2006	2005

Interest income	3,557	3,609	1,857
Interest expense and bank commissions	(1,884)	(2,077)	(1,803)

Interest income, net	1,673	1,532	54

Gains (losses) on foreign exchange, net	(8,096)	(4,651)	3,211
Unrealized exchange gains (losses) on domestic currency swaps	946	5,463	(4,767)

Gains (losses) on foreign exchange	(7,150)	812	(1,556)

Other, net	2,831	503	4,462

Total	(2,646)	2,847	2,960

Gains (losses) on foreign exchange are related to the following:

	2007	2006	2005

Net realized gains (losses) on domestic currency swaps	5,877	664	(4,269)
Net realized gains (losses) on accounts receivable and payable	(3,865)	(8,166)	5,434
Net unrealized gains (losses) on accounts receivable and payable	(10,108)	2,851	2,046

Total	(8,096)	(4,651)	3,211

Other, net consists of the following:

	2007	2006	2005

Provisions for contingent liabilities	(2,956)	(5,828)	(560)
Incentive from landlord	—	1,100	—

Revenue for capital grants	—	—	4,380

Export incentive benefits	—	3,371	2,100

Penalties to landlords	—	—	(658)
Tax refund	2,961	—	—

Write off of a provision	1,500	—	—
Income tax not due	668	—	—
Write off of fixed assets	(2,285)	—	(2,770)
Pre-acquisition loss	—	—	495
Other, net	2,943	1,860	1,475

Total	2,831	503	4,462

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
Provisions for contingent liabilities
The Company has charged to other income (expense), net in 2007, 2006 and 2005 the amount of 2,956, 5,828 and 560, respectively, for the estimated probable liabilities related to some claims (including tax claims) and legal actions in which it is involved.
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
During 2006 the tax authorities of a foreign country conducted a tax audit on a subsidiary regarding, in particular, income taxes for the years from 2001 to 2005. As a result of this audit, the tax authorities issued several tax assessments totaling approximately to 8,000. The Company has taken action against the tax authorities in order to obtain the cancellation of the requested amounts. The Company considers many of the issues contested by the tax authorities baseless, without rational and not adequately documented. The Company intends to vigorously defend its position. However, the Company believes that the probable liability related to the aforementioned tax assessments is of 1,260. Therefore, the Company has charged this amount of 1,260 to other income (expense) net in 2006.
During 2006 the Company has charged to other income (expense) the amount of 1,223 because of probable charge related to a misinterpretation of custom duties regulation in a foreign country.
For 2006 the remaining amount of 1,845 of the provisions for contingent liabilities is related to several minor claims and legal actions arising in the ordinary course of business.
Below are reported the comments on the 2007 legal and tax actions.
During 2007 the Company has charged to other income (expense) net the amount of 2,172 for the probable tax contingent liabilities related to income taxes and other taxes of some foreign subsidiaries. This amount represents the probable amount that could be claimed back by the tax authorities in case of tax audit.
For 2007 the remaining amount of 784 of the provisions for contingent liabilities is related to several minor claims and legal actions arising in the ordinary course of business.

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
Tax refund
During 2007, the Company obtained from tax authorities a refund of 2,961 for income and other taxes not due related to prior years. As these amounts were not recorded previously due to uncertainty, the Company recorded such amounts in the consolidated statement of operations for those years.
Write off a provision for contingent liability
As indicated above under the title “provisions for contingent liability”, the Company since 2001 was a plaintiff in a suit that alleged the infringement of Natuzzi’s model copyright by a competitor. In 2006 the Court of Justice in which the suit was filed has rejected the Company’s requests. The Court of Justice has also condemned the Company to reimburse the legal costs sustained by the defendant. As of December 31, 2006 the Company estimated the probable amount of the legal costs to reimburse to the defendant in 1,500. This amount has been charged to other income (expense), net in 2006. During 2007 the Company and the defendant signed a settlement agreement that provided the following: (a) the Company renounced to proceed against the defendant for other infringements of Natuzzi’s models and other requests; (b) the defendant renounced to the reimbursement of the legal cost of 1,500. As a consequence of this settlement the Company has recorded as other income (expense), net in 2007 the amount of 1,500 as income.

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
Income tax not due
During 2007 an Italian subsidiary of the Parent Company obtained from the Italian tax authorities the confirmation that a portion of the income tax amounting to 668 related to year 2006 was not due. As this amount was not recorded due to uncertainty, the Company recorded such amount in the consolidated statement of operations for that year.
Write off of fixed assets
The write off of fixed assets include the net book value of those fixed assets that refer mainly to damaged items and that were no longer in conformity with the production quality standards. As of December 31, 2007, 2006 and 2005 the write off of fixed assets amount to 2,285, nil and 2,770, respectively.
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
The Group is exposed to credit risk in the event that the counterparties to the domestic currency swaps fail to perform according to the terms of the contracts. The contract amounts of the domestic currency swaps described below do not represent amounts exchanged by the parties and, thus, are not a measure of the exposure of the Group through its use of those financial instruments. The amounts exchanged are calculated on the basis of the contract amounts and the terms of the financial instruments, which relate primarily to exchange rates. The immediate credit risk of the Group’s domestic currency swaps is

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
represented by the unrealized gains or losses on the contracts. Management of the Group enters into contracts with creditworthy counter-parties and believes that the risk of material loss from such credit risk to be remote. The table below summarizes in euro equivalent the contractual amounts of forward exchange contracts used to hedge principally future cash flows from accounts receivable and sales orders at December 31, 2007 and 2006:

	2007	2006

U.S. dollars	58,724	90,744
Euro	46,326	19,154
Canadian dollars	18,930	15,703
Australian dollars	16,503	9,934
British pounds	8,751	15,121
Norwegian kroner	7,071	6,027
Danish kroner	2,681	924
Swedish kroner	2,616	3,887
Swiss francs	620	2,584
Japanese yen	292	864

Total	162,514	164,942

The following table presents information regarding the contract amount in euro equivalent amounts and the estimated fair value of all of the Group’s forward exchange contracts. Contracts with unrealized gains are presented as ‘assets’ and contracts with unrealized losses are presented as ‘liabilities’.

	2007		2006
	Contract	Unrealized	Contract	Unrealized
	amount	gains (losses)	amount	gains (losses)

Assets	97,967	4,995	137,608	6,141
Liabilities	64,547	(4,049)	27,334	(678)

Total	162,514	946	164,942	5,463

At December 31, 2007 and 2006, the forward exchange contracts had a net unrealized gain of 946 and 5,463, respectively. These amounts are recorded in other income (expense), net in the consolidated statements of operations.
The carrying value of forward exchange contracts is determined based on the unrealized loss and gain of such contracts recorded in the consolidated financial statements. Unrealized gains (losses) on forward exchange contracts is determined by using the residual maturity rate.
Refer to note 3 (c) for the Group’s accounting policy on forward exchange contracts.

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
26. Fair value of financial instruments
The following table summarizes the carrying value and the estimated fair value of the Group’s financial instruments:

	2007		2006
	Carrying	Fair	Carrying	Fair
	value	value	value	value

Assets:
- Marketable debts securities	4	4	5	5
Liabilities:
- Long-term debt	2,433	2,151	2,751	2,472
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

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
The calculation of net earnings (loss) and shareholders’ equity in conformity with US GAAP is as follows:
Reconciliation of net earnings (loss):

	2007	2006	2005

Net earnings (loss) under Italian GAAP	(62,647)	12,339	(14,624)
Adjustments to reported income:
(a) Revaluation of property, plant and equipment	27	27	29
(b) Government grants	1,188	1,453	3,119
(c) Revenue recognition	1,887	(615)	2,804
(j) Goodwill and intangible assets	1,970	1,828	(249)
(k) Share grants and options	(56)	(254)	136
(l) Translation of foreign financial statements	191	762	1,684
(m) Penalties to landlords	—	(658)	658
Tax effect of US GAAP adjustments	(2,567)	(393)	(446)

Net earnings (loss) in conformity with US GAAP	(60,007)	14,489	(6,889)

Basic earnings (loss) per share in conformity with US GAAP	(1.09)	0.26	(0.13)

Diluted earnings (loss) per share in conformity with US GAAP	(1.09)	0.26	(0.13)

Reconciliation of shareholders’ equity:

	2007	2006

Shareholders’ equity under Italian GAAP	411,597	478,842
(a) Revaluation of property, plant and equipment	(561)	(588)
(b) Government grants	(12,848)	(14,036)
(c) Revenue recognition	(4,373)	(6,260)
(j) Goodwill and intangible assets	7,355	5,251
(l) Translation of foreign financial statements	10,213	5,424
(v) Unrecognized tax benefits	—	—
Tax effect of US GAAP adjustments	(2,909)	(208)

Shareholders’ equity in conformity with US GAAP	408,474	468,425

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

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
(b) Under Italian GAAP until December 31, 2000 government grants related to capital expenditures were recorded, net of tax, within reserves in shareholders’ equity. Subsequent to that date such grants have been recorded as deferred income and recognized in the consolidated statement of operations as revenue or other income, as appropriate under Italian GAAP (see note 3(m)), on a systematic basis over the useful life of the asset.
Under US GAAP, such grants, when received, are classified either as a reduction of the cost of the related fixed asset or as a deferred credit and amortized over the estimated remaining useful lives of the assets. The amortization is treated as a reduction of depreciation expense and classified in the consolidated statement of operations according to the nature of the asset to which the grant relates.
The adjustments to net income (loss) represent mainly the annual amortization of the pre December 31, 2000 capital grants based on the estimated useful life of the related fixed assets. The adjustments to shareholders’ equity are to reverse the amounts of capital grants credited directly to equity for Italian GAAP purposes, net of the amounts of amortization of such grants for US GAAP purposes.
Amortization of deferred income related to grants recognized as revenues under Italian GAAP of 1,026, 1,111 and 1,239 for the years ended December 31, 2007, 2006 and 2005 respectively would be reclassified to depreciation expense and recorded in cost of goods sold under US GAAP, in the period such amounts are recognized.
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

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
US GAAP requires that revenue should not be recognized until it is realized or realizable and earned, which is generally at the time delivery to the customer occurs and the risks of ownership pass to the customer. Accordingly, the Italian GAAP for revenue recognition is at variance with US GAAP. The principal effects of this variance on the accompanying consolidated balance sheet as of December 31, 2007 and 2006 and related consolidated statements of operations for each of the years in the three-year period ended December 31, 2007 are indicated below:

	2007	2006
	Effects	Effects
	Increase	Increase
Consolidated balance sheet	(Decrease)	(Decrease)

Trade receivables, net	(22,893)	(29,721)
Inventories	15,946	19,824

Total effect on current assets (a)	(6,947)	(9,897)

Accounts payable-trade	(2,574)	(3,637)
Income taxes	(89)	(1,741)

Total effect on current liabilities (b)	(2,663)	(5,378)

Total effect on shareholders’ equity (a-b)	(4,284)	(4,519)

Consolidated statement of operations	2007	2006	2005

Net sales	6,828	3,385	3,517

Gross profit	2,950	498	2,679

Operating income (loss)	1,887	(615)	2,804

Total effect on net operations	235	(342)	1,737

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
(d) Under Italian GAAP the pre-acquisition results of an acquired entity can be reflected in the operating results of the acquiring entity provided the acquisition was completed within 6 months of the beginning of the acquiring entity’s fiscal year. Although, the pre-acquisition revenues and costs, of the acquired entity may be included in the consolidated statement of operations of the acquiring company, the resulting pre-acquisition net income or loss is eliminated. The following pre-acquisition amounts of Koineè S.r.l. (see note 1) were included in the Italian GAAP consolidated statement of operations for the year ended December 31, 2005:

Net sales	943
Cost of sale	(483)

Gross profit	460

Selling expense	(417)
General and administrative expense	(175)

Operating loss	(132)

Other income, net	132

Loss before taxes	—
Income taxes	—

Net loss	—

Under US GAAP the above pre-acquisition amounts would not be included in the consolidated statement of operations for the year ended December 31, 2005.
(e) During 2005 (see notes 1 and 27 (j)) the Company acquired 100% of the equity interest of Koineè S.r.l., and the purchase price was 2,019. Koineè S.r.l. is an Italian entity that was operating seven stores under “Divani & Divani by Natuzzi” trade name. The stores are located in the Abruzzo and Marche regions of Italy. This acquisition was accounted for as business combination under Italian GAAP. This acquisition qualifies as a business combination under US GAAP. However, under Italian GAAP the difference between purchase price and the fair value of the net assets acquired was allocated to goodwill, while under US GAAP the same difference was allocated in part to goodwill and in part to intangibles. The allocation of purchase price under US GAAP and Italian GAAP is summarized as follows:

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
(f) On December 23, 2005 (see notes 1 and 27 (j)) the Company acquired an entity for which its sole asset was a store located in the centre of Milan’s main shopping and commercial area. The cash consideration paid by the Company for this acquisition was 1,000. At the time of acquisition there were no employees, inventory or revenues associated with this asset. Further, in January 2006 the Company started some construction in order to set up in the store the Natuzzi layout selling system. The Company started trading in the store during June 2006.

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

(g) During June 2006 (see notes 1 and 27 (j)) the Company acquired a business composed by four “Divani & Divani by Natuzzi” stores, located in Milan area, and the purchase price was 3,093. At the date of the acquisition the franchisee agreement between Natuzzi and the original business had expired under the original terms. This acquisition was accounted for as business combination under Italian GAAP. This acquisition qualifies as a business combination under US GAAP. However, under Italian GAAP the difference between purchase price and the fair value of the net assets acquired was allocated to goodwill, while under US GAAP the same difference was allocated in part to goodwill and in part to intangibles “operating lease agreements” for favorable lease acquired. The allocation of purchase price under US GAAP and Italian GAAP is summarized as follows:

	US GAAP	IT GAAP	Difference

Goodwill	1,778	2,600	(822)
Fixed assets	132	132	—
Leasehold improvements	468	468	—
Operating lease agreements	1,310	—	1,310
Deferred tax liabilities	(488)	—	(488)
Payable to employees	(107)	(107)	—

Purchase price	3,093	3,093	—

The intangible “operating lease agreements” is amortized on a straight-line basis over the remaining lease term of approximately 8 years.
(h) During September 2006 (see notes 1 and 27 (j)) the Company acquired a business composed by two “Divani & Divani by Natuzzi” stores, located in Reggio Emilia and Modena, respectively, and the purchase price was 250. This acquisition was accounted for as business combination under Italian GAAP.

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
(i) On June 14, 2007 (see notes 1 and 27 (j)) the Company acquired from a third party 100% of a business which main asset was a store located in one of the several shopping and commercial areas of Rome (Tiburtina area). The cash consideration paid by the Company for this acquisition was 230. At the date of the acquisition there were no employees, inventory or revenues associated with this asset. The net assets acquired were composed mainly as follows: (a) operating lease agreement; (b) leasehold improvements incorporated in the store; (c) commercial license authorization obtained from the Rome Municipality for trading sofas and other furniture to the public. Further during 2008, the Company started some construction work in order to set up in this store the Natuzzi layout selling system.
Under Italian GAAP the acquisition of this store was considered to be a business acquisition, while under US GAAP the same has been accounted for as an asset acquisition in accordance with EITF 98-3, which did not result in a goodwill. Natuzzi’s management has determined that the difference between the purchase price and the fair value of the net tangible assets acquired is due to the key location of the store acquired. Therefore, under US GAAP this intangible of 359 is depreciated over the term of the operating lease agreement (twelve years). The related deferred tax liabilities are established by using the “simultaneous equations method”.
The following table reports the allocation of the purchase price both under US and Italian GAAP:

	US GAAP	IT GAAP	Difference

Goodwill	—	225	(225)
Intangible assets	359	—	359
Leasehold improvements	5	5	—
Deferred tax liabilities	(134)	—	(134)

Cash paid	230	230	—

(j) Under Italian GAAP, the Company amortizes the goodwill arising from business acquisitions on a straight-line basis over a period of five years. US GAAP states that goodwill acquired in a purchase business combination completed after July 1, 2001 is not amortized, but instead tested for impairment at least annually in accordance with provisions of SFAS No. 142.

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
The changes in the carrying amount of goodwill, intangible assets and deferred taxes arising from business and asset acquisitions completed after July 1, 2001, are as follows:

	Goodwill		Intangibles		Deferred taxes
	US	Italian	US	Italian	US	Italian

Balance at December 31, 2004	1,251	4,493	5,629	—	(1,914)	—
Acquisition of Koineè S.r.l.	985	1,664	1,082	—	(403)	—

Acquisition of stores in Rome	3,709	3,709	—	—	—	—
Acquisition of a store in Milan	—	600	957	—	(357)	—
Fulfilment of order backlog	—	—	(1,082)	—	403	—
Amortization	—	(1,344)	(511)	—	174	(23)

Balance at December 31, 2005	5,945	9,122	6,075	—	(2,097)	(23)

Acquisition of Milan stores	1,778	2,600	1,310	—	(488)	—
Acquisition of other stores	37	100	100	—	(37)	—
Amortization	—	(2,521)	(693)	—	241	(494)

Balance at December 31, 2006	7,760	9,301	6,792	—	(2,381)	(517)

Acquisition of one store	—	225	359	—	(134)	—
Amortization	—	(2,840)	(870)	—	438	(404)

Balance at December 31, 2007	7,760	6,686	6,281	—	(2,077)	(921)

Estimated amortization expense of the intangibles assets for the next five years is as follows: 883 in 2008, 883 in 2009, 864 in 2010, 855 in 2011 and 672 in 2012.
Management has evaluated the carrying value of goodwill for impairment purposes in accordance with the provisions of SFAS 142. Based on that evaluation, on a reporting unit basis, as at December 31, 2007, 2006 and 2005 goodwill was not impaired.
(k) Under Italian GAAP the Company does not record in the consolidated statement of operations the compensation expense related to share based compensation plans.
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

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
During 2006 and 2007 Natuzzi did not launch any new stock awards plan. Therefore, as of the effective date of SFAS 123R January 1, 2006 and as of December 31, 2006 and 2007 the only stock awards plan in place is the one described in note 20 and launched by the Company during 2004.
As of December 31, 2007 and 2006 for US GAAP purposes the Company for its compensation cost related to its stock awards plan recorded a cost of 56 and 254, respectively. At December 31, 2007 there is 2 of total unrecognized compensation cost related to non vested share-based compensation arrangements granted under the 2004 plan. That cost is expected to be recognized over a weighted average period of one year.
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
For US GAAP purposes, the Company employees share based awards are considered variable under APB Opinion No. 25. Accordingly, the Company was recognizing the intrinsic values (resulting from the excess of the market price of the underlying shares at December 31, 2005 and 2004 over the exercise price) as a compensation cost in the consolidated statement of operations over the vesting period of the shares and options, as identified in note 20. For US GAAP purposes in 2005 the Company recorded an income of 136.
Under current Italian tax legislation, issuance of shares to satisfy share based compensation plans does not result in a deduction for tax purposes and, as such, no deferred taxation impacts have been recognized for US GAAP.
The Company’s pro forma net loss for the year ended December 31, 2005 had compensation expense relating to Natuzzi’s share based compensation plan been recorded in accordance with SFAS No. 123, is presented below:

Net loss in conformity with US GAAP, as reported	(6,889)
Stock-based employee compensation, as reported	(136)
Stock-based employee compensation expense under fair value	(756)

Pro forma net loss	(7,781)

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
The Company’s pro forma loss per share for the year ended December 31, 2005 had compensation expenses relating to Natuzzi’s share based compensation plan been recorded in accordance with SFAS 123, is presented below:

	As reported	Pro-forma

Basic loss per share	(0.13)	(0.14)

Diluted loss per share	(0.13)	(0.14)

(l) Under Italian GAAP effective on December 31, 2005, the financial statements of the foreign subsidiaries expressed in a foreign currency (which is deemed to be the functional currency) are translated directly into euro as follows: (i) year-end exchange rate for assets and liabilities, (ii) historical exchange rates for share capital and retained earnings, and (iii) average exchange rates during the year for revenues and expenses. The resulting exchange differences on translation is recorded as a direct adjustment to shareholders’ equity (see note 3 (d)).
Under US GAAP as of December 31, 2007, 2006 and 2005 the Natuzzi’s foreign subsidiaries financial statements have been translated on the basis of the guidance included in SFAS No. 52. Under US GAAP, foreign subsidiaries are considered to be an integral part of Natuzzi due to various factors including significant intercompany transactions, financing, and cash flow indicators. Therefore, the functional currency for these foreign subsidiaries is the functional currency of the parent, namely the euro. As a result all monetary assets and liabilities are remeasured, at the end of each reporting period, using euro and the resulting gain or loss is recognized in the consolidated statements of operations. For all non monetary assets and liabilities, share capital and retained earnings historical exchange rates are used. The average exchange rates during the year are used for revenues and expenses, except for those revenues and expenses related to assets and liabilities translated at historical exchange rates. The resulting exchange differences on translation are recognized in the statements of operations.
At December 31, 2007, 2006 and 2005 the US GAAP difference arises due to the requirement to use the local currency as the functional currency under Italian GAAP as compared to US GAAP, which requires that the functional currency be determined based on certain indicators which may, or may not result in the local currency being determined to be the functional currency. Consequently, the Company recorded in the US GAAP reconciliation for: (a) net earnings (loss) an income of 191, 762 and 1,684 for 2007, 2006 and 2005, respectively; (b) shareholders equity a positive adjustment of 10,213 and 5,424 for 2007 and 2006, respectively.

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
(m) Under Italian GAAP in 2005 Natuzzi has charged to other income (expense), net one time penalties, amounting to 658, that it expected to negotiate, in 2006, with the landlords of several stores for the termination in 2006 of the related operating lease contracts before the term specified in the lease agreements (see note 24). Under US GAAP, considering the guidance of SFAS No. 146, these penalties were reversed out of the consolidated statement of operations for the year ended at December 31, 2005, and were recognized at the “cease-use date”, that occurred during 2006.
(n) During 2007, 2006 and 2005 the Company under Italian GAAP has recognized the write-off of tangible assets of 2,285, nil and of 2,770, respectively, as part of non operating income. Under US GAAP such impairment charge would be included as part of operating income.
(o) Under Italian GAAP certain costs paid to resellers are reflected as part of selling expenses. Under US GAAP, in accordance with EITF 01-09, these costs should be recorded as a reduction of net sales. Such expenses include advertising contributions paid to resellers which amounted at December 31, 2007, 2006 and 2005 to 4,321, 4,236 and 2,311, respectively.
(p) Under Italian GAAP, the Company includes its warranty cost as a component of selling expenses in the consolidated statement of operations. Under US GAAP, warranty costs would be included as a component of cost of goods sold. For the years ended December 31, 2007, 2006 and 2005 warranty cost amounting to 4,143, 4,294 and 3,168, respectively, would be reclassified from selling expenses to cost of goods sold under US GAAP.
(q) In 2007, 2006 and 2005 the Company under Italian GAAP has recognized certain export incentives of nil, 3,371 and 2,100, respectively, under the caption other income (expense), net (see note 24). Under US GAAP such revenue would be included as part of operating income.
(r) In 2006 the Company under Italian GAAP has recognized in other income (expense) an incentive of 1,100 received from the landlord of a store for the termination of the related lease contract before the term specified in the lease agreement (see note 24). Under US GAAP such revenue would be included as part of operating income.
(s) Under Italian GAAP, the Company includes the deferred tax assets related to the elimination of the intercompany profits on inventory under the line deferred income taxes of the current part of the balance sheet. As of December 31, 2007, 2006 and 2005 the above deferred taxes amount to nil, 1,051 and 475, respectively. Under US GAAP these deferred taxes would be classified in the line deferred charges of the current part of the balance sheet.
(t) Under Italian GAAP the Company includes the component income taxes included in the provisions for contingent tax liabilities under the line other income (expense), net in the consolidated statement of operations. For the years ended December 31, 2007, 2006 and 2005 the above income taxes amount approximately to 519, 310 and 55. Under US GAAP these amounts would be classified in the line income taxes of the consolidated statements of operations.
(u) During 2007 the Company obtained from tax authorities a refund of income taxes related to prior years for an amount of 1,888. In addition, during 2007 a subsidiary of the Company obtained from tax authorities the confirmation that a portion of income tax of 668 related to 2006 was not due. As these amounts were not recorded previously due to uncertainty, the Company recorded in 2007 such amounts in other income (expense), net (see note 24). Under US GAAP these amounts would be classified in the line income taxes of the consolidated statement of operations for the year ended December 31, 2007.

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
(v) Under Italian GAAP the Company records a tax contingent liability (income tax exposure) when it is probable that the liability has been incurred and the amount of the loss can be reasonably estimated.
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
The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007. As a result of the implementation of Interpretation No. 48, the Company did not recognize any increase or decrease in the liability for unrecognized tax benefits as of January 1, 2007. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2007	2,054
Additions based on tax positions related to the current year	831
Additions for tax positions of prior years	602
Reductions for tax positions of prior years	(568)
Settlements	—

Balance at December 31, 2007	2,919

If the Company had recognized the above uncertain tax positions, the income taxes for the year ended December 31, 2007, 2006 and 2005 would have decreased of 1,460, 941 and 644, respectively.
As of December 31, 2007 and 2006 the Company does not expect that any unrecognized tax benefits could significantly increase or decrease in the next twelve months.
The Company recognized interest and penalties accrued related to unrecognized tax benefits in other income (expense), net. During the years ended December 31, 2007, 2006 and 2005, the Company recognized approximately 346, 629 and 261 in interest and penalties, respectively. The Company had approximately 1,459 and 1,113 for the payment of interest and penalties accrued at December 31, 2007 and 2006, respectively.
The following table reports the difference between US GAAP and Italian GAAP as regards the accounting for uncertainty in income taxes:

	US GAAP	IT GAAP	Difference
Balance at January 1, 2007	2,054	2,054	—
Additions based on tax positions related to the current year	831	831	—
Additions for tax positions of prior years	602	602	—
Reductions for tax positions of prior years	(568)	(568)	—
Settlements	—	—	—

Balance at December 31, 2007	2,919	2,919	—

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
Under Italian GAAP the Company includes the provisions for income tax contingent liabilities under the line other liabilities of the non current part of the balance sheet. For the years ended December 31, 2007 and 2006 the above provisions for income tax contingent liabilities amount to 2,919 and 2,054, respectively. Under US GAAP these amounts would be classified in part in the line income taxes of the current part of the balance sheet for the income taxes (1,460 and 941 for the years ended December 31, 2007 and 2006, respectively), and for the other part in the line accounts payable-other for penalties and interest (1,459 and 1,113 for the years ended December 31, 2007 and 2006, respectively) of the current part of the balance sheet.
(w) The consolidated statements of cash flows for the years ended December 31, 2007, 2006 and 2005 prepared by the Company under Italian GAAP is in conformity with US GAAP (SFAS No. 95).
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
Recently issued but not yet adopted U.S. Accounting pronouncements relevant for the Company are as follows:
SFAS No. 141R and SFAS No. 160:
In December 2007, the FASB issued FASB Statement No. 141R, Business Combinations (Statement 141R) and FASB Statement No. 160, Noncontrolling Interest in Consolidated Financial Statements — an amendment to ARB No. 51 (Statement 160). Statement 141R and 160 require most identifiable assets, liabilities, noncontrolling interest, and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interest (previously referred to as minority interest) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. Statement 141R will be applied to business combinations occurring after the effective date. Statement 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date. The Company is currently evaluating the impact of adopting Statement 141R and Statement 160 on its results of operations and financial position.
SFAS No. 157:
In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measurement (Statement 157). SFAS 157 defines fair value, established a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The Statement does not require any new fair value measures. The Statement is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. The Company is required to adopt Statement 157 beginning on January 1, 2008. Statement 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. The Company does not expect a material impact from the adoption of Statement 157 on its results of operations and financial position.

Natuzzi S.p.A. and Subsidiaries
Notes to the consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
SFAS No. 159:
In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115 (Statement 159). Statement 159 gives the Company the irrevocable option to carry most financial assets and liabilities at fair value that are not currently required to be measured at fair value. If the fair value option is elected, changes in fair value would be recorded in earnings at each subsequent reporting date. SFAS 159 is effective for the Company’s 2008 fiscal year. The Company has evaluated the impact of the adoption of this statement and has determined that the adoption of SFAS No. 159 is not applicable.
SFAS No. 161:
In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 161), which amends FASB Statement No. 133. SFAS No. 161 requires companies with derivative instruments to disclose information about how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under FASB Statement No.133, and how derivative instruments and related hedged items affect a company’s financial position, financial performance, and cash flows. The required disclosures include the fair value of derivative instruments and their gains or losses in tabular format, information about credit-risk-related contingent features in derivative agreements, counterparty credit risk, and the company’s strategies and objectives for using derivative instruments. The Statement expands the current disclosure framework in FASB Statement No.133. SFAS No.161 is effective prospectively for periods beginning on or after November 15, 2008. The Company is evaluating the impact of adopting SFAS No. 161 on its consolidated financial statements.
EITF 06-4:
In September 2006, the FASB’s Emerging Issues Task Force reached a consensus of Issue No. 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements (EITF 06-4). EITF 06-4 provides guidance on the accounting for arrangements in which an employer owns and controls the insurance policy and has agreed to share a portion of the cash surrender value and/or death benefits with the employee. This guidance requires an employer to record a postretirement benefit, in accordance with FASB Statement No. 106, “Employers’ Accounting for Postretirement Benefit Other Than Pensions” or APB Opinion No. 12, “Omnibus Opinion-1967”, if there is an agreement by the employer to share a portion of the proceeds of a life insurance policy with the employee during the postretirement period. This guidance is effective for reporting periods beginning after December 15, 2007. The adoption of EITF 06-4 will not have an impact on the Company’s consolidated financial statements.
EITF 04-13:
In September 2005, the Emerging Issues Task Force (EITF) issued EITF Issues No. 04-13 Accounting for Purchases and Sales of Inventory with the Same Counterparty (EITF 04-13). EITF 04-13 provides guidance as to when purchases and sales of inventory with the same counterparty should be accounted for as a single exchange transaction. EITF 04-13 also provides guidance as to when a nonmonetary exchange of inventory should be accounted for at fair value. EITF 04-13 will be applied to new arrangements entered into, and modifications or renewals of existing arrangements occurring after January 1, 2007. The application of EITF 04-13 did not have an impact on the Company’s consolidated financial statements.

SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATUZZI S.p.A. (REGISTRANT)
By	/s/ Pasquale Natuzzi
Pasquale Natuzzi
Chief Executive Officer
Date: June 30, 2008

Exhibit Index
1.1	English translation of the by-laws (Statuto) of the Company, as amended and restated as of January 24, 2008.

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