Form 20-F
period 2008-12-31
NATUZZI S P A
filed 2009-06-29
CIK 900391

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended: December 31, 2008
Commission file number: 001-11854
NATUZZI S.p.A.
(Exact name of Registrant as specified in its charter)
NATUZZI S.p.A.
(Translation of Registrant’s name into English)
Italy
(Jurisdiction of incorporation or organization)
Via Iazzitiello 47, 70029 Santeramo, Italy
(Address of principal executive offices)
Mrs. Silvia Di Rosa
Tel. +39 02 356 79 810
Fax +39 02 365 79 809
investor_relations@natuzzi.com
Piazza Arcole 4, 20143 Milan, Italy
(Name, telephone, e-mail and/or facsimile number and address of company contact person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

American Depositary Shares, each representing one Ordinary Share	New York Stock Exchange

Ordinary Shares, with a par value of €1.00 each	New York Stock Exchange (for listing purposes only)
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
As of December 31, 2008: 54,853,045 Ordinary Shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in
Rule 405 of the Securities Act.
Yes ☐     No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐     No ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑     No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐     No ☐     Not Applicable ☑
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
☐ Item 17     ☑ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐     No ☑

i

ii

iii

PRESENTATION OF FINANCIAL INFORMATION
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
In this annual report, references to “€” or “euro” are to the euro and references to “U.S. dollars,” “dollars,” “U.S.$” or “$” are to United States dollars.
Amounts stated in U.S. dollars, unless otherwise indicated, have been translated from the euro amount by converting the euro amounts into U.S. dollars at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) for euros on June 19, 2009 of U.S.$ 1.3998 per euro.
The foreign currency conversions in this annual report should not be taken as representations that the foreign currency amounts actually represent the equivalent U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated.
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
In this annual report, the term “seat” is used as a unit of measurement. A sofa consists of three seats; an armchair consists of one seat.

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

	Year Ended At December 31,
	2008	2008	2007	2006	2005	2004
	(millions of
	dollars, except per
	Ordinary Share)(1)	(millions of euro, except per Ordinary Share)

Income Statement Data:

Amounts in accordance with Italian GAAP:

Net sales:
Leather- and fabric-upholstered furniture	$864.5	€587.8	€563.5	€660.2	€594.8	€665.5
Other(2)	115.0	78.2	70.9	75.2	75.1	87.9

Total net sales	979.5	666.0	634.4	735.4	669.9	753.4
Cost of sales	(704.2)	(478.8)	(460.6)	(490.5)	(459.4)	(484.5)
Gross profit	275.3	187.2	173.8	244.9	210.5	268.9
Selling expenses	(253.4)	(172.3)	(173.9)	(186.2)	(182.2)	(188.2)
General and administrative expenses	(73.4)	(49.9)	(49.0)	(42.2)	(43.0)	(40.7)
Operating income (loss)	(51.5)	(35.0)	(49.1)	16.5	(14.7)	40.0
Other income (expense), net(3) (4) (5) (6)	(38.0)	(25.8)	(2.6)	2.8	3.0	(3.9)
Earnings (loss) before taxes and minority interests	(89.5)	(60.8)	(51.7)	19.3	(11.7)	36.1
Income taxes	(2.2)	(1.5)	(11.4)	(7.1)	(3.1)	(17.6)
Earnings (loss) before minority interests	(91.7)	(62.3)	(63.1)	12.2	(14.8)	18.5
Minority interest	0.6	0.4	0.5	0.1	0.2	(0.1)
Net earnings (loss)	(91.1)	(61.9)	(62.6)	12.3	(14.6)	18.4
Net earnings (loss) per Ordinary Share	$(1.66)	€(1.13)	€(1.14)	€0.23	€(0.27)	€0.34
Dividends declared per share	—	—	—	—	—	€0.07

Amounts in accordance with U.S. GAAP:

Net sales	985.6	670.1	635.9	736.8	672.0	759.8
Operating income (loss)	(58.8)	(40.0)	(46.4)	22.7	(4.5)	34.9
Net earnings (loss)	(81.9)	(55.7)	(60.0)	14.5	(6.9)	18.8
Net earnings (loss) per Ordinary Share (basic and diluted)	$(1.50)	€(1.02)	€(1.09)	€0.26	€(0.13)	€0.34
Weighted average number of Ordinary Shares Outstanding	54,850,643	54,850,643	54,817,086	54,733,796	54,681,628	54,681,628

Balance Sheet Data:

Amounts in accordance with Italian GAAP:

Current assets	$443.2	€318.5	€364.1	€407.3	€384.5	€389.4
Total assets	756.8	543.8	617.5	674.7	664.9	673.2
Current liabilities	189.7	136.3	146.0	133.0	136.2	131.5
Long-term debt	4.6	3.3	2.1	2.4	3.6	5.0
Minority interest	1.1	0.8	0.1	0.6	0.7	0.9
Shareholders’ equity (7)	480.4	345.2	411.6	478.9	473.0	487.9

Amounts in accordance with U.S. GAAP:

Shareholders’ equity	$491.7	€353.3	€408.5	€468.4	€453.7	€464.5

1)
Income Statement amounts are converted from euros into U.S. dollars by using the average Federal Reserve Bank of New York euro exchange rate for 2008 of U.S.$ 1.4708 per 1 euro. Balance Sheet amounts are converted from euros into U.S. dollars using the Federal Reserve Bank of New York Noon Buying Rate of U.S.$ 1.3917 per 1 euro as of December 31, 2008.

2)	Sales included under “Other” principally consist of sales of polyurethane foam and leather to third parties and sales of living room accessories.

3)
Other income (expense), net is principally affected by gains and losses, as well as interest income and expenses, resulting from measures adopted by the Group in an effort to reduce its exposure to exchange rate risks. See “Item 5. Operating and Financial Review and Prospects — Results of Operations — 2008 Compared to 2007,” “Item 11. Quantitative and Qualitative Disclosures about Market Risk” and Notes 3, 24 and 25 to the Consolidated Financial Statements included in Item 18 of this annual report.

4)
Other income (expense), net in 2005 was affected by the change in accounting principles for the translation of foreign subsidiaries’ financial statements under Italian GAAP. See Note 3(d) to the Consolidated Financial Statements. In addition, other income (expense), net, in 2005 was positively affected by revenues for capital grants. See Note 24 to the Consolidated Financial Statements included in Item 18 of this annual report.

5)
Other income (expense), net in 2006 was negatively affected by the provisions for contingent liabilities. See Note 24 to the Consolidated Financial Statements included in Item 18 of this annual report.

6)
Other income (expense), net in 2008 was negatively affected by the impairment losses of long-lived assets, the one-time termination benefit and the provision for contingent liabilities. See Note 24 to the Consolidated Financial Statements included in Item 18 of this annual report.

7)	Share capital as of December 31, 2008, 2007, 2006, 2005 and 2004 amounted to € 54.9 million, € 54.8 million, € 54.7 million, € 54.7 million and € 54.7 million, respectively.

Exchange Rates
Fluctuations in the exchange rates between the euro and the U.S. dollar will affect the U.S. dollar amounts received by owners of American Depositary Shares (“ADSs”) on conversion by the Depositary (as defined below) of dividends paid in euro on the Ordinary Shares represented by the ADSs.
In addition, most of the Group’s costs are denominated in euro, while a substantial portion of its revenues is denominated in currencies other than the euro, including the U.S. dollar in particular. Accordingly, in order to protect the euro value of its foreign currency revenues, the Group engages in transactions designed to reduce its exposure to fluctuations in the exchange rate between the euro and such foreign currencies. See “Item 5. Operating and Financial Review and Prospects—Results of Operations—2008 Compared to 2007” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”
The following table sets forth the Federal Reserve Bank of New York Noon Buying Rate for the euro expressed in U.S. dollars per euro.

Year:	Average(1)	At Period End
2004	1.2478	1.3538
2005	1.2400	1.1842
2006	1.2661	1.3197
2007	1.3797	1.4603
2008	1.4695	1.3919

Month ending:	High	Low
31-Dec-08	1.4358	1.2634
31-Jan-09	1.3718	1.2804
28-Feb-09	1.3064	1.2547
31-Mar-09	1.3730	1.2549
30-Apr-09	1.3458	1.2978
31-May-09	1.4126	1.3267

(1)
The average of the Noon Buying Rates for the relevant period, calculated using the average of the Noon Buying Rates on the last business day of each month during the period. Source: Federal Reserve Statistical Release on Foreign Exchange Rates—Historical Rates for Euro Area.

The effective Noon Buying Rate on June 19, 2009 was U.S.$ 1.3998 to 1 euro.

Risk Factors
Investing in the Company’s ADSs involves certain risks. You should carefully consider each of the following risks and all of the information included in this annual report.
The Group has a recent history of losses; the Group’s future profitability and financial condition depend on its ability to successfully restructure its operations and implement its new business plan — The Group reported net losses in 2008 (€ 61.9 million), 2007 (€ 62.6 million) and 2005 (€ 14.6 million), and net operating losses of € 34.9 million, € 49.1 million and € 14.7 million for those same years, respectively. In addition, the Group’s net sales have declined from € 753.4 million in 2004 to € 634.4 million in 2007, although net sales increased to € 666.0 million in 2008.
The Group attributes these negative results to an increasingly difficult macroeconomic environment affecting the furniture industry as a whole, and in particular the Group was faced with the following factors in 2008:
•	price competition from low-cost manufacturers;
•	a significant downturn in the global economy;
•	recurring unfavorable currency conditions; and
•	higher raw material prices.
This negative trend continued in the first quarter of 2009, during which the Group recorded net losses of € 10.4 million and its total net sales of €111.3 million represented a 35.6% decrease compared to the same period of the previous year.
The Group’s future operating and financial performance and business prospects will depend in large part on the successful implementation of the strategic business plan for fiscal years 2009-2011 (the “2009-2011 Business Plan”) approved by the Group’s Board of Directors on October 17, 2008. The main goals of the 2009-2011 Business Plan are the achievement of € 1.0 billion of consolidated net sales and a profit margin of 15% at EBIT (earnings before interest and taxes) level by 2011. To achieve these goals, the Group would have to significantly increase the volume of sales across its product lines, which could depend also on customer demand, which is mainly out of our control, and significantly reduce its operating and administrative costs. From time to time, we may evaluate our plans and goals to reflect changing macroeconomic conditions and other factors affecting the Group and the furniture industry generally. See “Item 4. Information on the Company—Strategy” for more details about the 2009-2011 Business Plan.
If the 2009-2011 Business Plan is not successfully implemented, there could be a material adverse effect on the Group’s financial condition, results of operations and business prospects.

The current worldwide economic downturn has impacted the Group’s business and could continue to significantly impact our operations, sales, earnings and liquidity in the foreseeable future — Economic conditions have deteriorated significantly in the United States and worldwide, and may remain depressed for the foreseeable future. These conditions have resulted in a decline in our sales and earnings and could continue to impact our sales and earnings in the future. Sales of residential furniture are impacted by downturns in the general economy primarily due to decreased discretionary spending by consumers. The general level of consumer spending is affected by a number of factors, including, among others, general economic conditions, inflation, and consumer confidence, all of which are generally beyond our control. Consumer purchases of residential furniture decline during periods of economic downturn, when disposable income is lower. The economic downturn also impacts retailers, our primary customers, resulting in the inability of our customers to pay amounts owed to us. In addition, if our retail customers are unable to sell our product or are unable to access credit, they may experience financial difficulties leading to bankruptcies, liquidations, and other unfavorable events. If any of these events occur, or if unfavorable economic conditions continue to challenge the consumer environment, our future sales, earnings, and liquidity would likely be adversely impacted.
A failure to achieve our projected mix of product sales could result in a decrease in our future earnings — Our products are sold at varying price points and levels of profit. An increase in the sales of our lower profit products at the expense of the sales of our higher profit products could result in a decrease in our earnings. For example, during 2007 and 2008, our gross profit was negatively impacted by a change in the mix of our products sold, when volume sales growth was primarily driven by our Italsofa products.
Manufacturing realignments and cost savings programs could result in a decrease in our short-term earnings and liquidity — We continually review our domestic manufacturing operations and offshore sourcing capabilities. Effects of periodic manufacturing realignments and cost savings programs would likely result in a decrease in our short-term earnings and liquidity until the expected cost reductions are achieved. Such programs can include the consolidation and integration of facilities, functions, systems, and procedures. Certain products may also be shifted from domestic manufacturing to offshore sourcing. These realignments have resulted, and in the future likely would result, in substantial costs, including severance, impairment, exit, and disposal costs, among others. Such actions may not be accomplished as quickly as anticipated and the expected cost reductions may not be achieved in full, which has resulted in, and in the future could continue to result in, a decrease in our short-term earnings and liquidity.
Our growth strategy includes, in part, the development of new stores each year. If we and our dealers are not able to open new stores or effectively manage the growth of these stores, our ability to grow and our profitability could be adversely affected — Our ability and the ability of our dealers to identify and open new stores in desirable locations and operate such stores profitably is an important factor in our ability to grow successfully. We have in the past and will likely continue to purchase or otherwise assume operation of company-brand stores from independent dealers. Increased demands on our operational, managerial, and administrative resources could cause us to operate our business, including our existing and new stores, less effectively, which in turn could cause deterioration in our profitability.
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

In 2008, the Group derived 35.5% of its leather- and fabric-upholstered furniture net sales from the Americas, 55.1% from Europe and 9.4% from the rest of the world. A prolonged economic slowdown in the United States and Europe may have a material adverse effect on the Group’s results of operations.
The Group operates principally in a niche area of the furniture market — The Group is a leader in the production of leather-upholstered furniture, with 91.1% of net sales of upholstered furniture in 2008 derived from the sale of leather-upholstered furniture. Consumers have the choice of purchasing upholstered furniture in a wide variety of styles and materials, and consumer preferences may change. There can be no assurance that the current market for leather-upholstered furniture will not decrease.
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
The highly competitive nature of the industry means that we are constantly at risk of losing market share, which would likely result in a loss of future sales and earnings. In addition, due to high levels of competition, it may not be possible for us to raise the prices of our products in response to inflationary pressures or increasing costs, which could result in a decrease in our profit margins.
Fluctuations in currency exchange rates have adversely affected and may adversely affect the Group’s results — The Group conducts a substantial part of its business outside of the euro zone. An increase in the value of the euro relative to other currencies used in the countries in which the Group operates will reduce the relative value of the revenues from its operations in those countries, and therefore may adversely affect its operating results or financial position, which are reported in euro. In addition to this risk, the Group is subject to currency exchange rate risk to the extent that its costs are denominated in currencies other than those in which it earns revenues. In 2008, a significant portion of the Group’s net sales, but only approximately 38% of its costs, were denominated in currencies other than the euro. The Group is therefore exposed to the risk that fluctuations in currency exchange rates may adversely affect its results, as has been the case in recent years. For more information, see Item 11, “Quantitative and Qualitative Disclosures about Market Risk.”

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
The price of the Group’s principal raw material is difficult to predict — Leather is used in approximately 85% of the Group’s upholstered furniture production, and the acquisition of cattle hides represents approximately 35% of total cost of goods sold. The dynamics of the raw hides market are dependent on the consumption of beef, the levels of worldwide slaughtering, worldwide weather conditions and the level of demand in a number of different sectors, including footwear, automotive, furniture and clothing.
Introduction of a new integrated management system — The Group has undertaken the adoption for its operations worldwide of a new Enterprise Resource Planning system entitled “SAP,” with the aim of enabling Management to achieve better control over the Company through:
•	improved quality, reliability and timeliness of information;
•	improved integration and visibility of information stemming from different management functions and countries; and
•	optimization and global management of corporate processes.
The overall estimated investment for the project is about € 10.6 million. The adoption of the new SAP system, which will replace the existing accounting and management systems, poses several challenges relating to, among other things, training of personnel, communication of new rules and procedures, changes in corporate culture, migration of data, and the potential instability of the new system. In order to mitigate the impact of such critical issues, the Company decided to implement the new SAP system on a step-by-step basis, both geographically and in terms of processes. In relation to each step of the project, the Company has set up a contingency plan in order to ensure business continuity. However, there can be no assurance that the new SAP system will be successfully implemented and failure to do so could have a material adverse effect on the Group’s operations.
In 2008, the implementation of the project proceeded according to the original plan. The first SAP implementation for Finance and Purchase processes took place in Italy, Spain, the U.S. and Romania and the implementation of the Sales & Distribution and Production Planning processes took place worldwide. The implementation of the SAP system has involved a change in the management culture of the Company. This new culture is being implemented to create a more productive working environment and to better prepare for the transition to the new technological platform. We continue to proceed with the rollout of the SAP system with the appropriate contingency plans in place in order to avoid future problems.

The Group’s past results and operations have significantly benefited from government incentive programs, which may not be available in the future — Historically, the Group derived significant benefits from the Italian Government’s investment incentive programs for under-industrialized regions in Southern Italy, including tax benefits, subsidized loans and capital grants. See “Item 4. Information on the Company—Incentive Programs and Tax Benefits.” In recent years, the Italian Parliament replaced these incentive programs with an investment incentive program for all under-industrialized regions in Italy, which is currently being implemented by the Group through grants and research and development benefits. There are no indications at this time that the Italian Government will implement new initiatives to support companies located in under-industrialized regions in Italy. Therefore, there can be no assurance that the Group will continue to be eligible for such grants, benefits or tax credits for its current or future investments in Italy.
In recent years, the Group has opened manufacturing operations in China, Brazil and Romania and has been granted tax benefits and export incentives by the relevant governmental authorities in those countries. There can be no assurance that these tax benefits and export incentives will continue to be available to the Group in the future.
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
Investors may face difficulties in protecting their rights as shareholders or holders of ADSs — The Company is incorporated under the laws of the Republic of Italy. As a result, the rights and obligations of its shareholders and certain rights and obligations of holders of its ADSs are governed by Italian law and the Company’s Statuto (or By-laws). These rights and obligations are different from those that apply to U.S. corporations. Furthermore, under Italian law, holders of ADSs have no right to vote the shares underlying their ADSs; however, pursuant to the Deposit Agreement, ADS holders do have the right to give instructions to The Bank of New York Mellon, the ADS depositary, as to how they wish such shares to be voted. For these reasons, the Company’s ADS holders may find it more difficult to protect their interests against actions of the Company’s management, Board of Directors or shareholders than they would if they were shareholders of a company incorporated in the United States.
One shareholder has a controlling stake of the company — Mr. Pasquale Natuzzi, who founded the Company and is currently Chief Executive Officer and Chairman of the Board of Directors, beneficially owns 29,358,089 Ordinary Shares, representing 53.5% of the Ordinary Shares outstanding (58.7% of the Ordinary Shares outstanding if the Ordinary Shares owned by members of Mr. Natuzzi’s immediate family (the “Natuzzi Family”) are aggregated). As a result, Mr. Natuzzi controls the Company, including its management and the selection of its Board of Directors. Since December 16, 2003, Mr. Natuzzi has held his entire beneficial ownership of Natuzzi S.p.A. shares (other than 196 ADSs) through INVEST 2003 S.r.l., an Italian holding company wholly-owned by Mr. Natuzzi and with its registered office located at Via Gobetti 8, Taranto, Italy.
In addition, under the Deposit Agreement dated as of May 15, 1993, as amended and restated as of December 23, 1996 and as of December 31, 2001 (the “Deposit Agreement”), among the Company, The Bank of New York Mellon, as Depositary (the “Depositary”), and owners and beneficial owners of American Depositary Receipts (“ADRs”), the Natuzzi Family has a right of first refusal to purchase all the rights, warrants or other instruments which The Bank of New York Mellon, as Depositary under the Deposit Agreement, determines may not lawfully or feasibly be made available to owners of ADSs in connection with each rights offering, if any, made to holders of Ordinary Shares.

Because a change of control of the Company would be difficult to achieve without the cooperation of Mr. Natuzzi and the Natuzzi Family, the holders of the Ordinary Shares and the ADSs may be less likely to receive a premium for their shares upon a change of control of the Company.
Forward Looking Information
The Company makes forward-looking statements in this annual report. Statements that are not historical facts, including statements about the Group’s beliefs and expectations, are forward-looking statements. Words such as “believe,” “expect,” “intend,” “plan” and “anticipate” and similar expressions are intended to identify forward-looking statements but are not exclusive means of identifying such statements. These statements are based on current plans, estimates and projections (including, but not limited to, plans, estimates and projections associated with our 2009-2011 Business Plan), and therefore readers should not place undue reliance on them. Forward-looking statements speak only as of the dates they were made, and the Company undertakes no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.
Projections and targets related to our 2009-2011 Business Plan included in this annual report are included to describe our current targets and goals, and not as a prediction of future performance or results. The attainment of such projections and targets is subject to a number of risks and uncertainties described in the paragraph below and elsewhere in this annual report. See “Item 3. Key Information—Risk Factors.”
Forward-looking statements involve inherent risks and uncertainties. The Company cautions readers that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to: effects on the Group from competition with other furniture producers, material changes in consumer demand or preferences, significant economic developments in the Group’s primary markets, significant changes in labor, material and other costs affecting the construction of new plants, significant changes in the costs of principal raw materials, significant exchange rate movements or changes in the Group’s legal and regulatory environment, including developments related to the Italian Government’s investment incentive or similar programs. The Company cautions readers that the foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and events.
Item 4. Information on the Company
Introduction
The Group is primarily engaged in the design, manufacture and marketing of contemporary and traditional leather and fabric-upholstered furniture, principally sofas, loveseats, armchairs, sectional furniture, motion furniture and sofa beds, and living room accessories.

The Group is one of the world’s leading companies for the production of leather-upholstered furniture and believes that it has a leading share of the market for leather-upholstered furniture in the United States and Europe based on research conducted by CSIL, a well known, unaffiliated and reputable Italian market research firm, with reference to market information for the years 2007 and 2008 for the market for leather-upholstered furniture in the United States and Europe, respectively (Sources: CSIL, “The European market for upholstered furniture,” July 2008; CSIL, “The US market for upholstered furniture,” October 2007). The Group is currently focusing its attention on the development of foreign markets, like Eastern Europe, Middle East, China and India, where it has been achieving significant results both in terms of sales and order flow in recent months.
In 2000, the Company launched “Italsofa,” a new promotional brand aimed at the lower-priced segment of the upholstery market, while in January 2002, the Company introduced the new logo for the “Natuzzi” brand, which is aimed at identifying the Company’s medium- to high-end of the market products. The Group currently designs 100% of its products and it manufactures, directly or through third parties, approximately 51% of its products in Italy. Production outside of Italy is mainly for the Italsofa brand.
Within Italy, the Group sells its furniture principally through franchised Divani & Divani by Natuzzi furniture stores. As of April 30, 2009, 104 Divani & Divani by Natuzzi stores, 4 outlet stores, and 1 Natuzzi store were located in Italy. Outside of Italy, the Group sells its furniture principally on a wholesale basis to major retailers and through 195 Natuzzi stores and Divani & Divani by Natuzzi stores and 17 concessions in the United Kingdom and 1 concession in the Republic of Ireland. These concessions are store-in-store concept managed directly by a subsidiary of the Company located in the United Kingdom. As of April 30, 2009, there were 426 Natuzzi galleries worldwide (store-in-store concept managed by independent partners).
On June 7, 2002, the Company changed its name from Industrie Natuzzi S.p.A. to Natuzzi S.p.A. The Statuto, or By-laws, of the Company provide that the duration of the Company is until December 31, 2050. The Company, which operates under the trademark “Natuzzi,” is a società per azioni (stock company) organized under the laws of the Republic of Italy and was established in 1959 by Mr. Pasquale Natuzzi, who is currently the Chairman of the Board of Directors, Chief Executive Officer, and controlling shareholder of the Company. Most of the Company’s operations are carried out through various subsidiaries that individually conduct a specialized activity, such as leather processing, foam production and shaping, furniture manufacturing, marketing or administration.
The Company’s principal executive offices are located at Via Iazzitiello 47, 70029 Santeramo, Italy, which is approximately 25 miles from Bari, in Southern Italy. The Company’s telephone number is: +39 080 882-0111. The Company’s distribution subsidiary in the United States is Natuzzi Americas, Inc. (“Natuzzi Americas”), located at 130 West Commerce Avenue, High Point, North Carolina 27260. Natuzzi Americas telephone number is: +1 336 888-0351.

Organizational Structure
As of April 30, 2009, the Company’s principal operating subsidiaries were:

	Percentage of
Name	ownership	Registered office	Activity
Italsofa Bahia Ltd	97.99	Bahia, Brazil	(1)
Minuano Nordeste S.A.	100.00	Pojuca, Brazil	(1)
Italsofa Shanghai Ltd	96.50	Shanghai, China	(1)
Softaly Shanghai Ltd	100.00	Shanghai, China	(1)
Natuzzi China Ltd	100.00	Shanghai, China	(1)
Italsofa Romania	100.00	Baia Mare, Romania	(1)
Natco S.p.A.	99.99	Bari, Italy	(2)
I.M.P.E. S.p.A.	90.83	Qualiano, Italy	(3)
Nacon S.p.A.	100.00	Bari, Italy	(4)
Lagene S.r.l.	100.00	Bari, Italy	(4)
Natuzzi Americas Inc.	100.00	High Point, NC, USA	(4)
Natuzzi Iberica S.A.	100.00	Madrid, Spain	(4)
Natuzzi Switzerland AG	100.00	Kaltbrunn, Switzerland	(4)
Natuzzi Nordic	100.00	Copenaghen, Denmark	(4)
Natuzzi Benelux S.A.	100.00	Geel, Belgium	(4)
Natuzzi Germany Gmbh	100.00	Dusseldorf, Germany	(4)
Natuzzi Sweden AB	100.00	Stockholm, Sweden	(4)
Natuzzi Japan KK	100.00	Tokyo, Japan	(4)
Natuzzi Services Limited	100.00	London, UK	(4)
Natuzzi Trading Shanghai Ltd	100.00	Shanghai, China	(4)
Italholding S.r.l.	100.00	Bari, Italy	(5)
Natuzzi Netherlands Holding	100.00	Amsterdam, Holland	(5)
Natuzzi Trade Service S.r.l.	100.00	Bari, Italy	(6)
La Galleria Limited	100.00	London, UK	(7)
Natuzzi United Kingdom Limited	100.00	London, UK	(7)
Kingdom of Leather Limited	100.00	London, UK	(7)

(1)	Manufacture and distribution

(2)	Intragroup leather dyeing and finishing

(3)	Production and distribution of polyurethane foam

(4)	Distribution

(5)	Investment holding

(6)	Transportation services

(7)	Dormant
See Note 1 to the Consolidated Financial Statements included in Item 18 of this annual report for further information on the Company’s subsidiaries.

Strategy
The negative performance of the Group in 2008 and in recent years has largely been the result of several challenges specific to the furniture industry and prevalent in the economy at large. For instance, the discretionary spending of consumers on furnished goods has been negatively impacted by the global economic downturn, largely as a result of lower home values, rising levels of unemployment and personal debt, and reduced access to consumer credit. In addition, the Group has faced increasingly stiff competition from other furniture companies and its sales revenues have also been negatively impacted as a result of the euro’s recent appreciation against the U.S. dollar and British pound.
In an effort to address these challenges and to restore the positive performance of the Group, the Board of Directors in October 2008 adopted the 2009-2011 Business Plan, which sets as its primary goals the achievement of € 1.0 billion of consolidated net sales and a margin of 15% at EBIT (earnings before interest and taxes) level by 2011. See “Item 3. Key Information—Risk Factors” for discussions of the risks and uncertainties that may impact the Group’s results and plans.
In order to accomplish its primary objectives, the 2009-2011 Business Plan will employ a growth strategy aimed at:
•
repositioning the Group brands—including Natuzzi and Italsofa worldwide, Divani & Divani mainly in Italy and Natuzzi Editions in America—by increasing awareness and penetration in current and new markets;

•	expanding in new markets, such as Brazil, India, Russia and various markets in Latin America;
•	improving and further developing the Group’s retail organization;
•	diversifying product assortment and launching new models based on pricing strategies in line with market inputs and expectations;
•	streamlining operations on a regional basis, so that factories located in certain regions will primarily serve such regions;
•	creating more efficiency in the manufacturing and procurement process by revising product cost structures and focusing more on the R&D and engineering process; and
•	eliminating waste and redundancies in Group processes, with a focus on increasing integration within the Group by completing the SAP rollout.
Specifically, the intended effects of this growth strategy are:
•	the growth of the annual net sales of the Natuzzi, Italsofa, Divani & Divani and Natuzzi Editions brands;
•	a reduction of our cost of goods sold to approximately 61% of net sales; and
•	other reductions in logistical costs (materials, transportation and transformation) and selling expenses and general administrative expenses (SG&A).

The Group’s primary objective is to expand and strengthen its presence in the global upholstered furniture market in terms of sales and production, while at the same time increasing the Group’s profit and efficiency. To achieve these objectives, the Group’s principal strategic objectives include:
Repositioning the Brand Portfolio Strategy of the Group — The Group is focusing in all price segments of the leather and non-leather upholstered furniture market. The Group has divided its extensive product range into two different brands—Natuzzi and Italsofa—in an effort to address specific market segments and increase its sales and profitability.
i) The Natuzzi brand offers high-end, high-quality products, with detailed designs and customized materials and finishes. The Group aims to position this brand as one that helps consumers rediscover the home as a welcoming place, a place of happiness and well-being. The Group also wants to establish an “aspirational” image for this brand through the style and quality of its products, and the concepts and presentation in its stores. Finally, the Group seeks to broaden this brand’s market by bringing consumers in various countries around the world product collections filled with beautiful, Italian-style living room design. Products under this brand are distributed through the Group’s stores, galleries, and qualified free market (multi brand) retailers that carry high-end products.
From the identification of consumer preferences and market trends to the delivery of the living room in the consumer’s home, Natuzzi directly controls the production and distribution value chain, with the aim of ensuring ultimate quality at competitive prices. All models are designed in the Group’s Style Center in Italy and are primarily manufactured at the Group’s Italian factories.
In the last quarter of 2005 and the beginning of 2006, the Group moved some of the production for its most popular Natuzzi Edition-brand models in the United States to its manufacturing facilities outside of Italy in order to avoid the relative rise in production costs at its Italian plants due to the weak U.S. dollar and thus increase profitability. This move includes limited models and covers in leathers and microfibers, but no “Total Look” furnishings.
ii) The Italsofa brand targets the medium-to-medium low segment of the market. The Group aims to position this brand offering Italian style products at the best value. The brand includes a wide range of sofas and armchairs in leather, fabric and microfiber, which are available in different versions, coverings and colors. Products are designed and engineered in Italy and manufactured at the Group’s factories in China, Brazil and Romania, to provide the best possible value in the market. Products under this brand are mainly distributed through the wholesale channel.
In 2007, the Group refreshed and updated the image of its Italsofa brand, and opened a total of five Italsofa stores in China, with the objective of positioning Italsofa within a higher market segment as compared to very low-cost Chinese competitors. By December 31, 2008, 14 Italsofa stores were opened in China. In 2009, the Group intends to launch the Italsofa retail channel in Europe and the Middle East. In addition, the Group has decided to allocate marketing investments both for communication and for the Italsofa display system to support this new channel.
Competition has increased significantly in recent years within the medium-to-medium low segment as foreign producers from countries with lower manufacturing costs have begun to play an important role in the upholstered furniture market. Such manufacturers are often able to offer their products at lower prices, which increases price competition in the industry. In particular, manufacturers in China, Eastern Europe and South America have increased competition in the lower-priced segment of the market.
In response to this increase and the inherent fragmentation in some markets in which the Group competes, the Group will continue to focus its efforts on improving product quality, design, reliable customer service and marketing support.

Expansion into New Markets — The Group first targeted the United States market in 1983 and subsequently began diversifying its geographic markets, particularly in the highly fragmented European markets (outside of Italy). Although the Group is currently a leader in the leather-upholstered furniture segment in the United States and in Europe, it is now focusing its attention on the development of new foreign markets, like Eastern Europe, the Middle East, China and India, where it has been achieving significant results both in terms of sales and order flow in recent months (Sources: CSIL, “The European market for upholstered furniture,” July 2008; CSIL, “The US market for upholstered furniture,” October 2007). The Group intends to continue to consolidate its growth in these markets and to further expand into new markets, such as Russia, Brazil and other parts of Latin America.
Improvement of the Group’s Retail Program and Brand Development — The Group has made significant investments to improve its existing distribution network and strengthen its brand, primarily through the establishment of new distribution subsidiaries and an increase in the number of Natuzzi stores and Natuzzi galleries worldwide. See “Item 4. Information on the Company—Markets.” As of April 30, 2009, there were 304 stores worldwide, including Natuzzi stores and Divani & Divani by Natuzzi stores, and 14 Italsofa stores in China. By using the same creative concepts and internal decorations in Natuzzi stores and Natuzzi galleries, the Group has created a coherent identity for the Natuzzi brand.
In May 2007, the Group organized a Retail Congress in Italy, inviting all its partners worldwide to visit the Group’s headquarters for product selection and collection renewal, and to participate in strategy sessions to develop marketing and advertising plans for the upcoming year. More than 230 stores and 500 persons participated in the Retail Congress. Due to the success of this event, the Group organized a similar event in 2008 and in May 2009.
Product Diversification — The Group believes that it is the Italian manufacturing company in the designer furniture and home decoration industry most capable of offering consumers carefully developed, coordinated living rooms at competitive prices through its “Total Look” offer. The Total Look offer is conceived in accordance with the latest trends in design, materials and colors, and includes high quality sofas, furnishings and accessories, all of which are developed in-house and presented in harmonic and personalized solutions. The Group has taken a number of steps to broaden its product lines, including the development of new models, such as modular and motion frames, and the introduction of new materials and colors, including exclusive fabrics and microfibers. See “Item 4. Information on the Company—Products.” In order to add to its already vast offerings in upholstered furniture, the Group has begun to invest in its furnishings and accessories offerings. Beginning in 2006, the Group has further widened its collection of accessories by introducing wall units, thus completing its living room environment offering. The Group believes that expanding its Total Look offerings will strengthen its relationships with the world’s leading distribution chains, which are interested in offering branded packages. The Group has invested in Natuzzi Style Center in Santeramo, Italy, to serve as a creative hub for the Group’s design activities. The Style Center is improving its interaction with the market under the coordination of dedicated office Range managers (who provide a link between R&D and market needs). The first effects of this market oriented policy were visible during the last retail congress (Santeramo, Paris and Cologne), which resulted in positive feedback with respect to our products and pricing.
Improving Efficiency and Reducing Operating Costs — In order to increase its profitability, the Group is taking steps to reduce operating costs and to improve the efficiency of its operations. In particular, the Group is streamlining operations on a regional basis, so that factories located in certain regions will be primarily responsible for serving those regions. In addition, the Group is seeking to increase efficiency in the manufacturing and procurement process by revising product cost structures and focusing additional attention on R&D and engineering aspects of production. Furthermore, the Group is attempting to eliminate waste and redundancies in its operations by completing the SAP rollout and focusing on integration within the Group.

Manufacturing
As of April 30, 2009, the Group operated six production facilities in Italy and three warehouses (two for leather and one for finished goods). Four of the facilities are engaged in upholstery cutting and sewing and assembly of finished and semi-finished products, and employed (net of those workers temporarily laid-off), as of the same date, 3,085 workers, 42% of whom are not directly involved in production. Seven of these nine facilities are located either in, or within a 25-mile radius of, Santeramo, where the Group’s headquarters are located. Assembly operations at the Group’s production facilities also include leather cutting and sewing and attaching foam and covering to frames.
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
Operations at all of the Group’s facilities are normally conducted Monday through Friday with two maximum eight-hour shifts per day.
Two of the Group’s production facilities are involved in the processing of leather hides to be used as upholstery. One of the facilities is a leather dyeing and finishing plant located near Udine. The Udine facility receives both raw and tanned cattle hides, sends raw cattle hides to subcontractors for tanning, and then dyes and finishes the hides. The other facility, located near Vicenza, is a warehouse that receives semi-finished hides and sends them to various subcontractors for processing, drying and finishing, and then arranges for the finished leather to be shipped to the Group’s assembly facilities. Hides are tanned, dyed and finished on the basis of orders given by the Group’s central office in accordance with the Group’s “on demand” planning system, as well as on the basis of estimates of future requirements. The movement of hides through the various stages of processing is monitored through the management information system. See “Item 4. Information on the Company—Manufacturing—“Supply-Chain Management”.”
The Group produces, directly and by subcontracting, nine grades of leather in approximately 15 finishes and 118 colors. The hides, after being tanned, are split and shaved to obtain uniform thickness and separated into “top grain” and “split” (top grain leather is primarily used in the manufacture of most Natuzzi-branded leather products, while split leather is used, in addition to top grain leather, in the manufacture of some Natuzzi-branded products and most Italsofa products). The hides are then colored with dyes and treated with fat liquors to soften and smooth the leather, after which they are dried. Finally, the semi-processed hides are treated to improve the appearance and strength of the leather and to provide the desired finish. The Group also purchases finished hides from third parties.

One of the Group’s production facilities, which is located near Naples and employed 61 workers as of April 30, 2009, is engaged in the production of flexible polyurethane foam and, because the facility’s production capacity is in excess of the Group’s needs, also sells foam to third parties. The foam from the Naples facility, which is produced through a patented process that results in a high-quality material without using any auxiliary blowing agent, is sold under the “Eco-FlexTM” trademark. A material specially designed for mattresses is also produced and sold under the “GreenflexTM” trademark.
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
The Group owns the land and buildings for its principal assembly facilities located in Santeramo, Matera, its leather dyeing and finishing facility located near Udine, its foam-production facility located near Naples, and its facilities located in Ginosa, Laterza, Brazil, Romania and one of the two plants in China. The land and buildings of the remaining production facilities are leased from lessors with whom the Group enjoys long-term relationships. Although the lease terms vary in length, under Italian law the leases for the Group’s Italian plants must have a minimum term of six years. The lease agreements provide for rents that generally increase each year in line with inflation. Management believes that the prospects are good for renewing the leases on acceptable terms when they expire. The Group owns substantially all the equipment used in its facilities.
Historically, the Group has entrusted some of its production work relating to the assembly of finished products from raw materials and finished parts to subcontractors located within a 20-mile radius of Santeramo (about 20% of Natuzzi’s production during fiscal year 2008). The Group’s contracts with these subcontractors provide that the Group will supply to each subcontractor product designs, finished leather, pre-cut cushions, wooden frames and other assembly materials. The subcontractors are required to assemble these materials into finished products.
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
The Group purchases hides from slaughterhouses and tanneries located mainly in Italy, Brazil, Germany, Colombia, Ireland, Scandinavian countries, and Eastern Europe. The hides purchased by the Group are divided into several categories, with hides in the lowest categories being purchased mainly in Brazil, and Colombia. The hides in the middle categories are purchased mainly in Italy and certain other parts of Europe and hides in the highest categories are purchased in Germany and Scandinavian countries. A significant number of hides in the lowest categories are purchased at the “wet blue” stage — i.e., after tanning — while some hides purchased in the middle and highest categories are unprocessed. The Group has implemented a leather purchasing policy according to which a percentage of leather is purchased at a finished or semi-finished stage. Therefore, the Group has had a smaller inventory of “split leather” to sell to third parties. Approximately 80% of the Group’s hides are purchased from 13 suppliers, with whom the Group enjoys long-term and stable relationships. Hides are generally purchased from the suppliers pursuant to orders given every one to two months specifying the number of hides, the purchase price and the delivery date.

Hides purchased from Europe are delivered directly by the suppliers to the Group’s leather facilities near Udine and Vicenza, while those purchased outside of Italy are inspected overseas by technicians of the Group, delivered to an Italian port and then sent by the Group to the Udine facility and subcontractors. Management believes that the Group is able to purchase leather hides from its suppliers at reasonable prices as a result of the volume of its orders, and that alternative sources of supply of hides in any category could be found quickly at an acceptable cost if the supply of hides in such category from one or several of the Group’s current suppliers ceased to be available or was no longer available on acceptable terms. The supply of raw cattle hides is principally dependent upon the consumption of beef, rather than on the demand for leather.
During the last quarter of 2008, the prices for hides tended to decrease. During the first quarter of 2009, the prices for hides stabilized. Due to the volatile nature of the hides market, there can be no assurances that any current trend of stabilized prices will continue. See “Item 3. Key Information—Risk Factors—The price of the Group’s principal raw material is difficult to predict.”
The Group also purchases fibers and microfibers for use in coverings. Both kinds of coverings are divided into several price categories: most fabrics are in the highest price categories, while the most inexpensive of the microfibers are in the lowest price categories. Fabrics are purchased exclusively in Italy from 13 suppliers which provide the product at the finished stage. Microfibers are purchased in Italy, South Korea, Taiwan, through four suppliers who provide them at the finished stage. Microfibers purchased from the Group’s Italian supplier are in some cases imported by the supplier at the greige or semi-finished stage and then finished (dyed and bonded) in Italy. Fabrics and microfibers are generally purchased from the suppliers pursuant to orders given every week specifying the quantity (in linear meters) and the delivery date. The price is determined before the fiber or microfiber is introduced into the collection.
Fabrics and microfibers purchased from the Italian suppliers are delivered directly by the suppliers to the Group’s facility in Laterza, while those purchased outside of Italy are delivered to an Italian port and then sent to the Laterza facility. Microfibers and fabrics included into Italsofa and Natuzzi Editions are delivered directly by the suppliers to Chinese and Brazilian ports and then sent to the Group’s Shanghai and Salvador de Bahia facilities. The Group is able to purchase such products at reasonable prices as a result of the volume of its orders. The Group continuously searches for alternative supply sources in order to obtain the best product at the best price.
Price performance of fabrics is quite different from that of microfibers. Because fabrics are purchased exclusively in Italy and are composed of natural fibers, their prices are influenced by the cost of labor and the quality of the product. During 2008 and the beginning of 2009, fabric prices were stable due to long-term relationships with suppliers and the large volumes purchased by the Group. During the same period microfiber prices decreased due to the introduction of new suppliers and the renegotiation of prices with current suppliers. The price of microfibers is mainly influenced by the international availability of high-quality products and raw materials at low costs, especially from Asian markets.

The Group obtains the chemicals required for the production of polyurethane foam from major chemical companies located in Europe (including Germany, Italy and the United Kingdom) and the polyester fiber filling for its polyester fiber-filled cushions from several suppliers located mainly in Korea, China and Taiwan. The chemical components of polyurethane foam are petroleum-based commodities, and the prices for such components are therefore subject to, among other things, fluctuations in the price of crude oil, which has decreased over the last months. The Group obtains wood and wood products for its wooden frames from suppliers in Italy and Eastern Europe. Through its plant located in Romania, the Group has begun engaging directly in the cutting and transportation of wood from Romanian forests.
With regard to the Group’s collection of home furnishing accessories (tables, lamps, carpets, home accessories in different materials), most of the suppliers are located in Italy and other European countries, while some hand-made products (such as carpets) are made in India.
“Supply-Chain Management”
Procurement Policies and Operations Integration — In order to improve customer service and reduce industrial costs, the Group in 2008 established a definitive policy for handling suppliers and supply logistics. All of the sub-departments working in the Logistics Department have been reorganized to maximize efficiency throughout the supply-chain. The Logistics Department now coordinates periodic meetings among all of its working groups in order to identify areas of concern that arise in the supply-chain, and to identify solutions that will be acceptable to all groups. The Logistics Department is responsible for monitoring the proposed solutions in order to ensure their effectiveness. Additionally, in order to improve access to supply-chain information throughout the Group, the Logistics Department (with the support of the Information Systems department) has created a new portal that allows the Logistics Department and other departments (such as Customer Service and Sales) to monitor the movement of goods through the supply-chain.
Production Planning (Order Management, Production, Procurement) — The Group’s commitment to reorganizing procurement logistics has led to:
1) the development of a logistic-production model to customize the level of service to customers;
2) a 47% reduction in the size of the Group’s inventory of raw materials and/or components, particularly those pertaining to coverings. This positive impact was made possible by both the development of software that allows more detailed production programming and broader access by suppliers themselves, and a more general reorganization of supplier relationships. Suppliers are now able to provide assembly lines at Italian plants with requested components within four hours;
3) the planning and partial completion of the industrial reorganization of the local production center; and
4) since January 2009, the SAP system has been implemented through the organization.

The Group also plans procurements of raw materials and components:
i) “On demand” for those materials and components (which the Group identifies by code numbers) that require a shorter lead time for order completion than the standard production planning cycle for customers’ orders. This system allows the Group to handle a higher number of product combinations (in terms of models, versions and coverings) for customers all over the world, while maintaining a high level of service and minimizing inventory size. Procuring raw materials and components “on demand” eliminates the risk that these materials and components would become obsolete during the production process; or
ii) “Upon forecast” for those materials and components requiring a long lead time for order completion. The Group utilizes a new forecast methodology, developed in cooperation with a consulting firm. This methodology balances the Group’s desire to maintain low inventory levels against the Sales Department’s needs for flexibility in filling orders, all the while maintaining high customer satisfaction levels. This new methodology is currently being developed together with the Group’s Information Systems Department, in order to create a new intranet portal, called Worldwide Demand Planning tool. This tool is working for sales coming from the North American market, under the supervision of a forecast manager. Once completed, it will further support corporate logistics and operations managers to better forecast the future demand for the Group’s products so as to improve the lead time from material supply to sales delivery.
Special production programs—those requiring lead times shorter than three weeks—are only available to a restricted group of customers, for a limited group of collections and product combinations.
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
Load Optimization — With the aim of decreasing costs and safeguarding product quality, the Group attains optimum load levels for shipping by using a software developed through a research partnership with the University of Bari and the University of Copenhagen, completed in June 2006.
This software manages customers’ orders to be shipped by sea with the goal of maximizing the number of orders shipped in full containers. If a customer’s order does not make optimal use of container space, revisions to the order quantities are suggested. This activity, which was previously a prerogative of the Group’s headquarters, has been almost completely transferred to Natuzzi Americas in High Point, North Carolina. Now, this software is also undergoing testing by customers.
As far as the load composition by truck is concerned, the Group has commissioned planning a software development project to minimize total transport costs by taking into account volume and route optimization for customers’ orders in defined areas. A prototype of this software was delivered to the Group in November 2007. The Group concluded testing of this prototype in September 2008 and it is currently operational. This software was developed by the Group jointly with Polytechnic of Bari and the University of Lecce.

Transportation — The Group delivers goods to customers by common carriers. Those goods destined for the Americas and other markets outside Europe are transported by sea in 40’ high cube containers, while those produced for the European market are generally delivered by truck and, in some cases, by railway. In 2008, the Group shipped 11,000 containers (40’hc) to overseas countries and approximately 6,700 full load mega-trailer trucks to European destinations. To improve service levels, a method of Supplier Vendor Rating is under development to measure performance of carriers and distributors providing direct service. This rating system has first been extended to transport by land, and, later, also to the transport by sea.
The Group relies principally on several shipping and trucking companies operating under “time-volume” service contracts to deliver its products to customers and to transport raw materials to the Group’s plants and processed materials from one plant to another. In general, the Group prices its products to cover its door-to-door shipping costs, including all customs duties and insurance premiums. Some of the Group’s overseas suppliers are responsible for delivering raw materials to the port of departure, therefore transportation costs for these materials are generally under the Group’s control. At the same time, a transportation tender has been organized during 2008. This tender involves worldwide transportation companies; the concept is to have a better service for our customers at a cheaper price reducing the number of transport companies involved in the inbound & outbound flow.
Products
The Group is committed to the conception, prototyping, production (sofas only) and commercialization of a wide range of upholstered furniture, both in leather and in fabric, and furnishings & accessories. The Company is the largest Italian company in the sector and a world leader in the segment of upholstered furniture.
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
The diversity of final customers’ tastes and preferences and the natural inclination of Natuzzi to offer new solutions promote the development of products that are increasingly personalized. For instance, in 2008, the Company developed 117 new models that have generated more than 2201 different versions.

The Group’s product range falls within five broad categories of furniture: stationary furniture (sofas, loveseats and armchairs); sectional furniture; motion furniture; sofa beds; and occasional chairs (including recliners and body massage chairs). As of April 30, 2009, the Group offered its products in 403 different models.
Regarding the supply of furnishing & accessories, 28 new products were introduced in 2008 as a result of a significant push on development.
The Group’s wide range of products includes a comprehensive collection of sofas and armchairs with particular styles, coverings and functions, with more than two million combinations. The Group’s offering is divided into two separate collections: the Natuzzi Collection, which has two separate lines of products, one targeting the Americas (Natuzzi Editions) and one targeting the Group’s markets in the rest of the world, and the Italsofa Collection, which is also divided into two lines of products, those targeting the Americas and the Asia Pacific region, and those targeting Europe, the Middle East and Africa.
The Natuzzi Collection, positioned in the medium-high market, focuses on making Italian quality and style accessible through coordinated and innovative living rooms. This collection stands out for high quality in the choice of materials and finishes, as well as the creativity and details of its designs. As of April 30, 2009, this line of products offered 164 models, 26 articles in fabrics in 86 colors, 16 leather articles in 119 colors, and four articles in dreamfiber in 51 colors. The best-selling models in 2008 were Klaus, Plaza, Malcolm and Nicolaus (generating respectively € 14.7 million, € 12.5 million, € 10.9 million and € 10.8 million in sales). The collection also includes a selection of additional furniture (wall units, tables, lamps, carpets), accessories (pots and candles), furniture for the dining room (tables, chairs, lamps) to offer complete furniture with the aim enabling the Group to become a real “Lifestyle Company.”
As of April 30, 2009, the Natuzzi Collection’s line oriented to the Americas named “Natuzzi Editions” was represented by 105 models, 21 leather articles in 108 colors, and nine articles in dreamfiber & fabrics in 44 colors. The Ginevra model is the best-selling model with sales of about € 6.1 million during 2008.
The Italsofa Collection, which is characterized by a young and vibrant style, offers for the medium-to-medium low market, 134 models, 10 leather articles in 76 colors, two articles in dreamfiber and 14 fabric articles in 30 colors. The most successful model is the Otranto, with € 7.3 million in sales during 2008.
The Group’s overall sales are also partly the result of unbranded production, developed on the basis of specific provision agreements for important mass-dealer clients like IKEA and Macy’s.

Markets
The Group markets its products internationally as well as in Italy. Outside Italy, the Group sells its leather furniture principally on a wholesale basis to major retailers and furniture stores. In 1990, the Group began selling its leather-upholstered products in Italy and abroad through franchised Divani & Divani by Natuzzi and Natuzzi furniture stores. Since 2001, the Group has also sold its furniture through directly owned Natuzzi stores and Divani & Divani by Natuzzi stores. Starting from the second half of 2007, the Group has sold its promotional line in China through Italsofa stores, of which there were 16 as of the end of 2008.
In 2008, the Group derived 35.5% of its leather and fabric-upholstered furniture net sales from the United States and the Americas, 55.1% from Europe and 9.4% from the rest of the world.
The following tables show the leather and fabric-upholstered furniture net sales and number of seats sold of the Group broken down by geographic market for each of the years indicated:
Leather and Fabric Upholstered Furniture Net Sales (in millions of euro)

	2008		2007		2006

Americas (1)	208.6	35.5%	198.6	35.2%	245.4	37.2%
Natuzzi	110.4	18.8%	114.4	20.3%	146.6	22.2%
Italsofa	98.2	16.7%	84.2	14.9%	98.8	15.0%

Europe	323.7	55.1%	319.4	56.7%	366.6	55.5%
Natuzzi	189.3	32.2%	191.8	34.0%	235.3	35.6%
Italsofa	134.4	22.9%	127.6	22.7%	131.3	19.9%

Rest of the world	55.5	9.4%	45.5	8.1%	48.3	7.3%
Natuzzi	32.8	5.5%	29.9	5.3%	34.3	5.2%
Italsofa	22.7	3.9%	15.6	2.8%	14.0	2.1%

Total	587.8	100.0%	563.5	100.0%	660.3	100.0%

(1)	Outside the United States, the Group also sells its products to customers in Canada and Central and South America (collectively, the “Americas”).

Leather and Fabric Upholstered Furniture Net Sales (in seats) (2)

	2008		2007		2006

Americas	1,272,559	46.8%	1,176,585	45.4%	1,364,873	45.2%
Natuzzi	554,492	20.4%	560,647	21.6%	684,009	22.7%
Italsofa	718,067	26.4%	615,938	23.8%	680,864	22.5%

Europe	1,211,939	44.5%	1,225,882	47.3%	1,449,696	48.1%
Natuzzi	487,821	17.9%	523,054	20.2%	716,846	23.8%
Italsofa	724,118	26.6%	702,828	27.1%	732,850	24.3%

Rest of the world	237,809	8.7%	189,926	7.3%	202,133	6.7%
Natuzzi	90,430	3.3%	87,950	3.4%	106,127	3.5%
Italsofa	147,379	5.4%	101,976	3.9%	96,006	3.2%

Total	2,722,307	100.0%	2,592,393	100.0%	3,016,702	100.0%

(2)	Includes seats produced at Group-owned facilities and by subcontractors. Seats are a unit measurement. A sofa consists of three seats; an armchair of one.
1. United States and the Americas.
In 2008, net sales of leather and fabric-upholstered furniture in the United States and the Americas increased 5.04% to € 208.6 million, compared to € 198.6 million in 2007, and the number of seats sold increased 8.16% to 1,272,559 compared to 1,176,585 in 2007.
The Group’s sales in the United States and the Americas are handled by Natuzzi Americas, which maintains offices in High Point, North Carolina, the heart of the most important furniture manufacturing and distributing region in the United States. The staff at High Point provides customer service, marketing and logistics, handles finance and collections, and generally acts as the customers’ contact for the Group. As of April 30, 2009, the High Point operation had 68 employees.
Natuzzi Americas has 38 independent sales representatives and sub-representatives in the United States and Canada. They are regionally supervised by sales managers.
The Group’s principal customers are major retailers. The Group advertises its products to retailers and, recently, to consumers in the United States and Canada directly and through the use of various marketing tools. The Group also relies on its network of sales representatives and on the furniture fairs held at High Point each Spring and Fall to promote its products.

2. Europe.
During 2008, the Group continued to consolidate its position in Europe by investing in stores and galleries. Net sales of leather and fabric-upholstered furniture in Europe increased by 1.3% from € 319.4 million in 2007 to € 323.7 million in 2008, with the number of seats sold slightly decreased from 1,225,882 in 2007 to 1,211,939 seats sold in 2008.
Italy. Since 1990, the Group has sold its upholstered products within Italy principally through franchised Divani & Divani furniture stores (now Divani & Divani by Natuzzi). As of April 30, 2009, there were 108 Divani & Divani by Natuzzi stores and one Natuzzi store located in Italy. Eighteen of these stores are directly owned by the Group.
Outside Italy. The Group uses franchised or directly owned stores to penetrate markets and implement brand strategies. As of April 30, 2009, 91 franchised single-brand stores were operating in Europe (outside Italy): 21 under the Divani & Divani by Natuzzi name (eight in Greece and 13 in Portugal) and the remainder under the Natuzzi name (25 in France, nine in Holland, five in Russia, three in the Czech Republic, two in Germany, two in Malta, two in Cyprus, two in Croatia, two in Poland, two in Latvia, two in Slovenia, two in Turkey, two in Romania, and one each in Iceland, Lithuania, Finland, Estonia, Bosnia-Herzegovina, Hungary, Belgium, Serbia-Montenegro, the United Kingdom and Ukraine). As of April 30, 2009, there were 38 directly owned stores in Europe (outside Italy): 25 in Spain (of which one is an outlet), five in Switzerland, four in the United Kingdom, three in Denmark and one in Sweden, all under the Natuzzi name. Apart from the four Natuzzi stores located in the United Kingdom, the Group operates 17 concessions in the United Kingdom and one in the Republic of Ireland.
3. Rest of the World.
Middle East. The Group has seen a significant increase in demand, especially in Israel where net sales increased from € 1.4 million in 2007 to € 2.6 million in 2008. As of April 30, 2009, the Group had a total of nine Natuzzi stores in the Middle East: three in Israel, two in the United Arab Emirates, two in Saudi Arabia and one each in Kuwait and Qatar. The Group also had a total of six galleries: two in Saudi Arabia and one each in Bahrain, Kuwait, the United Arab Emirates and Jordan.
Asia-Oceania-Africa. In 2008, the overall net sales in this region equaled € 37.3 million. Until the end of the year, the business was managed through the regional management integrated in Italsofa Shanghai Ltd. and supported by the subsidiary in Japan and three agencies located in Australia, South Korea and New Zealand. Since the beginning of 2009, a new legal entity has been set up—Natuzzi Trading (Shanghai) Co., Ltd.—which acts as a regional office and manages the commercial part of the business throughout the region. Furthermore, the Group is also currently preparing a representative office in Sydney, in order to be closer to the Australian and New Zealand markets. This office will report to the regional office in Shanghai. The general strategy for the Natuzzi brand is to further expand the store network throughout the region, but with a strong emphasis on China.
As of April 30, 2009, 50 franchised single-brand Natuzzi stores were operating in the Asia Pacific market: 20 in China, 19 in Australia, five in Taiwan, two in New Zealand, and one each in the Philippines, Singapore, Thailand and Indonesia. The Group also maintains 13 galleries in the Asia-Oceania-Africa region with locations in South Africa, Morocco, Egypt, Thailand, Indonesia, Korea, New Zealand. The Group also has a gallery presence in Australia, specifically at 28 David Jones department stores.

In 2007, the Group launched an initiative to redefine the image of its Italsofa brand, and opened a total of five single brand Italsofa stores in China with the objective of positioning Italsofa within a higher market segment as compared to very-low-cost Chinese competitors. As of April 30, 2009, the Italsofa single-branded store network in China has increased to 14 stores in different areas of China. The Group is currently planning to further expand its presence in China, specifically with stores in medium-sized and small cities all over the country.
Customer Credit Management — The Group maintains an active credit management program. The Group evaluates the creditworthiness of its customers on a case-by-case basis according to each customer’s credit history and information available to the Group. Throughout the world, the Group utilizes “open terms” in 86% of its sales and obtains credit insurance for almost 78% of this amount; 12% of the Group’s sales are commonly made to customers on a “cash against documents” and “cash on delivery” basis; and lastly, 2% of the Group’s sales are supported by a “letter of credit” or “payment in advance.”
Advertising — The Group uses the Natuzzi brand for its medium-to higher-priced product line. The Group’s Communication System was developed to regulate all methods used in each market to advertise the brand name, and operates simultaneously on different levels: the “brand-building level” establishes the brand’s philosophy, while the “traffic-building level” aims to attract consumers to points of sale using various kinds of initiatives, such as presentations of new collections, new store openings and promotional activities.
Advertising in the galleries is carried out with the help of the “Retail Advertising Kit,” a collection of templates that enable advertising of the Natuzzi brand in conjunction with the retailer’s brand.
Incentive Programs and Tax Benefits
Historically, the Group derived benefits from the Italian Government’s investment incentive program for under-industrialized regions in Southern Italy, which includes the area that serves as the center of the Group’s operations. The investment incentive program provided tax benefits, capital grants and subsidized loans. In particular, a substantial portion of the Group’s earnings before taxes and minority interests from 1994 to 2003 was derived from Group companies to some extent from such tax exemptions. These tax exemptions expired between 1996 and 2003. The last tax exemption was related to the subsidiary “Style & Comfort S.r.l.” and expired on December 27, 2003.
In December 1996, the Company and the “Contract Planning Service” of the Italian Ministry of Industrial Activities signed a “Program Agreement” with respect to the “Natuzzi 2000 project.” In connection with this project, the Group prepared a multi-faceted program of industrial investments for the increase of the production capacity of leather and fabric upholstered furniture in the area close to its headquarters in Italy. According to this “Program Agreement”, the Company should have made investments for € 295.2 million and at the same time the Italian government should have contributed in the form of capital grants for € 145.5 million. During 2003 the Company revised its growth and production strategy due to the strong competition from competitors in countries like China and Brazil. Therefore, as a consequence of this change in the economic environment in 2003, the Company requested to the Italian Ministry of Industrial Activities the revision of the original “Program Agreement” as follows: reduction of the investment to be made from € 295.2 million to € 69.8 million, and reduction of the related capital grants from € 145.5 million to € 35.0 million. In April 2005, the Company received from the Italian Government the final approval of the “Program Agreement” confirming these revisions. The Company received under the aforementioned project capital grants for € 24.2 million. A committee has been appointed by the Ministry of Industrial Activities to prepare the final technical report for the disbursement of the remaining capital grants of approximately € 10.8 million.

On April 27, 2004, the Technical-Scientific Committee of the Italian Education, University and Research Ministry approved a four-year research project presented by the Company in February 2002 related to improvement and development in leather manufacturing and processing. The Committee has approved a maximum capital grant of € 2.4 million and a 10-year subsidized loan for a maximum amount of € 3.3 million at a subsidized interest rate of 0.5% to be used in connection with industrial research expenses and prototype developments (as published on August 20, 2004, in the Italian Official Gazette (Gazzetta Ufficiale della Repubblica Italiana) n° 195). Industrial research and prototype developments, planned as part of the project, are already underway thanks to the collaborative efforts of specialized in-house personnel and university researchers from the University of Lecce and the Polytechnic University of Bari. In February 2007, the Company provided the aforementioned Committee with the complete list of expenses to be acknowledged under such project and that have been incurred between August 19, 2002 through December 31, 2003 (such expenses amounted to € 1.0 million). Also in 2007, the Company sent the list of all the costs incurred in 2004 and 2005, amounting to € 1.1 million and € 1.7 million respectively, to be acknowledged under the same project. In June 2008, the Italian Government provided a € 2.0 million subsidized loan and a € 1.5 million operating subsidy to the Company. In July 2008, the Company sent the final list of all the costs incurred in 2006 and 2007.
In 2006, the Company entered into an agreement with the Italian Ministry of Industrial Activities for the incentive program denominated “Integrated Package of Benefits—Innovation of the working national program ‘Developing Local Entrepreneurs’” for the creation of a centralized information system in Santeramo in Colle that will be utilized by all Natuzzi points-of-sale around the world. This agreement acknowledges costs of € 7.2 million and € 1.9 million for the development and industrialization program, respectively. On March 20, 2006, the Italian Industrial Ministry issued a concession decree providing for a provisional grant to the Company of € 2.8 million and a loan of € 4.3 million, to be repaid at a rate of 0.74% over 10 years. In December 2006, the Company provided the aforementioned Committee with the list of expenses to be acknowledged under such project and that have been incurred between July 2005 through December 31, 2006 (such expenses amounted to € 4.1 million). Additionally, in February 2008 and September 2008, the Company sent the list of all the remaining expenses incurred up to November 2007 (date of completion of the program) amounting to € 6.7 million. In April 2009, the Italian Government provided a € 3.9 million subsidized loan and a € 1.9 million operating subsidy to the Company.
During 2008, the Italian Ministry of Industrial Activities approved a new incentive program, entitled “Made in Italy — Industry 2015.” The objective of this program is to facilitate the realization and development of new production technologies and services with high innovation value in order to stimulate awareness for products that are made in Italy. In December 2008, the Company submitted to the Italian Ministry of Industrial Activities its proposal, entitled “i-sofas”, which is pending approval. The i-sofas program envisions a total investment of € 3.9 million, up to € 1.7 million of which may be contributed as a grant by the Italian Ministry of Industrial Activities. However, there can be no assurance that the Company will receive any such grants.

In November 2008, the Puglia regional authorities launched an incentive program in order to support companies located in the Puglia regional district that intend to invest in new production process changes, production diversification and industrial research. In January 2009, the Company submitted its proposal, entitled “UthinkLean,” which is pending to approval. The “UThinkLean” program envisions a total investment of € 11.3 million, up to € 3.7 million of which may be contributed as a grant by the Puglia regional authorities. However, there can be no assurance that the Company will receive any such grants.
Certain of the Group’s foreign subsidiaries, including Italsofa (Shanghai) Co. Ltd, Italsofa Bahia Ltda, Minuano Nordeste S.A. and SC Italsofa Romania S.r.l. enjoy significant tax benefits, such as corporate income tax exemptions or reductions of the applicable corporate income tax rates.
Management of Exchange Rate Risk
The Group is subject to currency exchange rate risk in the ordinary course of its business to the extent that its costs are denominated in currencies other than those in which it earns revenues. Exchange rate fluctuations also affect the Group’s operating results because it recognizes revenues and costs in currencies other than euro but publishes its financial statements in euro. The Group’s sales and results may be materially affected by exchange rate fluctuations. For more information, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”
Trademarks and Patents
The Group’s products are sold under the “Natuzzi” and “Italsofa” trademarks. These trademarks and certain other trademarks, such as “Divani & Divani by Natuzzi,” have been registered as such in Italy, the European Union, the United States and elsewhere. In order to protect its investments in new product development, the Group has also undertaken a practice of registering certain new designs in most of the countries in which such designs are sold. The Group currently has more than 1,500 design patents and patents pending. Applications are made with respect to new product introductions that the Group believes will enjoy commercial success and have a high likelihood of being copied.
Regulation
The Company is incorporated under the laws of the Republic of Italy. The principal laws and regulations that apply to the operations of the Company—those of Italy and the European Union—are different from those of the United States. Such non-U.S. laws and regulations may be subject to varying interpretations or may be changed, and new laws and regulations may be adopted, from time to time. While management believes that the Group is currently in compliance in all material respects with such laws and regulations (including Italian Legislative Decree No. 6 of 2003 and rules with respect to environmental matters), there can be no assurance that any subsequent official interpretation of such laws or regulations by the relevant governmental authorities that differs from that of the Company, or any such change or adoption, would not have an adverse effect on the results of operations of the Group or the rights of holders of the Ordinary Shares or the owners of the Company’s ADSs. See “Item 4. Information on the Company—Environmental Regulatory Compliance,” “Item 10. Additional Information—Exchange Controls” and “Item 10. Additional Information—Taxation.”

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
Description of Properties
The location, approximate size and function of the principal physical properties used by the Group as of April 30, 2009 are set forth below:

	Size
	(approximate		Production
	square		Capacity	Unit of
Location	meters)	Function	per day	Measure

Santeramo in Colle	29,000	Headquarters, prototyping, manufacturing of wooden frames, showroom (Owned)	704	Frames
(BA) — Italy

Santeramo in Colle,	27,500	Sewing and product assembly (Owned)	1.400	Seats
Iesce (BA) — Italy

Matera La Martella	38,000	General warehouse of sofas and accessory furnishing (Owned)	N.A.	N.A.
— Italy

Ginosa (TA) — Italy	14,500	Sewing and product assembly (Owned)	900	Seats

Laterza (TA) — Italy	10,000	Leather cutting (Owned)	7,500	Square Meters

Laterza (TA) — Italy	13,000	Fabric and lining cutting, leather warehouse (Owned)	6,000	Linear Meters

Laterza (TA) — Italy	20,000	Accessory Furnishing Packaging and Warehouse (Owned)	N.A.	N.A.

Qualiano (NA) —	12,000	Polyurethane foam production (Owned)	87	Tons
Italy

Pozzuolo del Friuli	21,000	Leather dyeing and finishing (Owned)	14,000	Square Meters
(UD) — Italy

Montebello (VI) -	5,500	Leather warehouse (Leased)	N.A.	N.A.
Italy

	Size
	(approximate		Production
	square		Capacity	Unit of
Location	meters)	Function	per day	Measure

High Point — North	10,000	Office and showroom for Natuzzi Americas (Owned)	N.A.	N.A.
Carolina — U.S.A.

Baia Mare — Romania	75,600	Leather cutting, sewing and product	2,900	Seats
		assembly, manufacturing of wooden frames, polyurethane foam shaping, fiberfill production and wood and wooden product manufacturing (Owned)

Shanghai — China	44,000	Leather cutting, sewing and product	4,000	Seats
		assembly, manufacturing of wooden frames, polyurethane foam shaping, fiberfill production (Owned)

Shanghai (Fengpu) —	14,500	Leather cutting, leather and fabric warehouse (Leased)	10,800	Square Meters
China

		Fabric cutting	420	Linear Meters

Salvador de Bahia	28,700	Leather cutting, sewing and product	700	Seats
(Bahia) — Brazil		assembly, manufacturing of wooden frames, polyurethane foam shaping, fiberfill production (Owned)
The Group believes that its production facilities are suitable for its production needs and are well maintained. The Group’s production facilities are operated utilizing close to 100% of their production capacity. Operations at all of the Group’s production facilities are normally conducted Monday through Friday with two eight-hour shifts per day. In 2008, the Group continued to utilize subcontractors to meet demand.
As of April 30, 2009, the Group also owned 68 stores (18 of which are located in Italy) and three outlet stores (two of which are located in Italy and one in Spain).
Capital Expenditures
The following table sets forth the Group’s capital expenditures for each year for the three-year period ended December 31, 2008:

	Year ending December 31,
	(millions of Euro)
	2008	2007	2006

Land and plants	1.1	3.3	2.4
Equipment	5.1	10.1	7.0
Other assets	9.8	13.1	9.7

Total	16.0	26.5	19.1

Capital expenditures during the last three years were primarily made in the areas of construction, as well as improvements to property, plant and equipment and expansion of the Company’s retail network. In 2008, capital expenditures were primarily made to open new Natuzzi stores and Natuzzi galleries, as well as to make improvements at the Group’s existing facilities (those located in Baia Mare, Romania, and other facilities located in and around Santeramo in Colle, Italy) in order to increase productivity. The Group expects that capital expenditures in 2009 will be approximately € 22 million, to be financed with cash flow from operations. The Group plans to direct such capital expenditures mainly to open new stores and galleries, towards the continued implementation of SAP and, to a lesser extent, to achieve productivity improvements in existing plants. The Group expects approximately 61% of the new store and gallery openings to be in Europe and approximately 39% in emerging markets where it has recently achieved positive results—these emerging markets include Eastern Europe, the Middle East, China and India.
Item 4A. Unresolved Staff Comments
None.
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

Recoverability of Long-lived Assets Including Goodwill and Other Intangible Assets — The Group periodically reviews the carrying values of the long-lived assets held for use and the carrying values of assets to be disposed of, including goodwill and other intangible assets, when events and circumstances warrant such a review. If the carrying value of a long-lived asset is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its estimated recovery value, in relation to its use or realization, as determined by reference to the most recent corporate plans. Management believes that the estimates of these recovery values are reasonable; however, changes in estimates of such recovery values could affect the relevant valuations. The analysis of each long-lived asset is unique and requires that management use estimates and assumptions that are deemed prudent and reasonable for a particular set of circumstances.
In particular in 2008, our market capitalization fell significantly below our company’s book value. Many factors could have contributed to this decline, including, without limitation, general economic and financial conditions, our financial results, the general decline in stock market prices and, from time to time, an illiquid trading market for our ADSs. As a result of such decline in market capitalization and other triggering events discussed in detail in Notes 9, 24, 27(g) and 27(k) of the Consolidated Financial Statements included in Item 18 of this annual report, the Company had to analyze its overall valuation and had performed an impairment analysis of its long-lived assets, including intangible assets, and goodwill in accordance with Italian GAAP and US GAAP (whenever the events or changes in circumstances indicate that the carrying amount of an asset may be not recoverable).
Based on this impairment analysis, the Company recorded in its consolidated statements of operation for the year ended December 31, 2008: (a) under Italian GAAP, impairment losses of € 2.9 million (related to a manufacturing facility located in the State of Bahia in Brazil) and € 1.8 million (related to two industrial buildings located near the Group’s headquarters in Italy) (see Notes 9, 24 and 27(k) of the Consolidated Financial Statements included in item 18 of this annual report); and (b) under US GAAP, impairment losses of € 1.5 million (related to the goodwill of its reporting unit named “Italian retail owned stores”) and € 3.6 million (related to the intangible asset “export incentive benefit agreement”) (see Note 27(g) of the Consolidated Financial Statements included in item 18 of this annual report). For a discussion of the differences between Italian GAAP and US GAAP with respect to the above impairment charges and the effect on net loss and shareholders’ equity as of December 31, 2008, please see Notes 27(g) and 27(k) of the Consolidated Financial Statements included in item 18 of this annual report.
Furthermore, the Company would like to underline that the net book value of goodwill (net of above impairment charge) as of December 31, 2008 under Italian GAAP and US GAAP is 0.6% and 1.1% of total assets, respectively (see notes 10 and 27(g) of the Consolidated Financial Statements included in item 18 of this annual report).
Recoverability of Deferred Tax Assets — Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for losses available for carry forward in the various tax jurisdictions. Deferred tax assets are reduced by a valuation allowance to an amount that is more likely than not to be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and the tax loss carry forwards are utilized.
Given the cumulative loss position of Natuzzi and of most of its Italian and foreign subsidiaries as of December 31, 2008 and 2007 (see note 14 of the Consolidated Financial Statements included in item 18 of this annual report), management considered the scheduled reversal of deferred tax liabilities and tax planning strategies, in making this assessment. However, management after a reasonable effort as of December 31, 2008 and 2007 has not identified any relevant tax planning strategies prudent and feasible available to reduce the need for a valuation allowance. Therefore, at December 31, 2008 and 2007 the realization of the deferred tax assets is primarily based on the scheduled reversal of deferred tax liabilities (see note 14 of the Consolidated Financial Statements included in item 18 of this annual report).
Based upon this analysis, management believes it is more likely than not that the Group will realize the benefits of the deductible differences and net operating loss carryforwards (see note 14 of the Consolidated Financial Statements included in item 18 of this annual report), net of the existing valuation allowance at December 31, 2008 and 2007.
In particular, changes in the assumptions and estimates related to future taxable income, tax planning strategies and scheduled reversal of deferred tax liabilities could affect the recoverability of the deferred tax assets. If actual results differ from such estimates and assumptions the Group financial position and results of operation may be affected.
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
Revenue Recognition — Under Italian GAAP, the Group recognizes sales revenue, and accrues associated costs, at the time products are shipped from its manufacturing facilities located in Italy and abroad. A significant part of the products are shipped from factories directly to customers under sales terms such that ownership, and thus risk, is transferred to the customer when the customer takes possession of the goods. These sales terms are referred to as “delivered duty paid,” “delivered duty unpaid,” “delivered ex quay” and “delivered at customer factory.” Delivery to the customer generally occurs within one to six weeks from the time of shipment. The Group’s revenue recognition under Italian GAAP is at variance with U.S. GAAP. For a discussion of revenue recognition under U.S. GAAP, see Note 27(c) to the Consolidated Financial Statements included in Item 18 of this annual report.

Results of Operations
Summary — Despite a series of challenges, including increasingly stiff industry competition and reduced consumer discretionary spending as a result of the global economic downturn, the Group’s performance in 2008 improved as compared with its performance in 2007. In 2008, the Group had net losses of € 61.9 million, as compared to net losses of € 62.6 million in 2007, and reported a 5.0% increase in net sales, from € 634.4 million in 2007 to € 666.0 million in 2008. In 2008, the Group sold 2,722,307 seats, up 5.0% as compared to 2007. In 2008, net sales of the Natuzzi branded products, which targets the high-end of the market, decreased by 1.0 % to € 332.6 million from € 336.1 million in 2007, with the number of Natuzzi-branded seats sold decreasing by 3.3% over 2007. Net sales of the medium/low-priced Italsofa furniture increased by 12.2% in 2008, to € 255.2 million from € 227.4 million in 2007, with the number of Italsofa seats sold increasing by 11.9%.
The Group’s negative performance in 2008 was principally due to the negative impact on sales revenues of the euro’s appreciation against the U.S. dollar and British pound, a slight decrease in the sales volume of Natuzzi-branded products and increases in other expenses. In particular, we believe that the underperformance in sales was primarily caused by a number of ongoing factors in the global economy that have negatively impacted the discretionary spending of consumers. These economic factors include lower home values, rising levels of unemployment and personal debt, and reduced access to consumer credit. These developments, coupled with the ongoing malaise of the global financial system and capital markets, have caused a decline in consumer confidence and curtailed consumer spending.
Due to only a marginal increase in the sales volume of our products, higher raw material prices, the poor performance of the Group’s retail network, and the low efficiency of the manufacturing plants operating in Brazil, the Group reported disappointing operating losses in 2008 (despite realizing a significant improvement in operating margin levels as from 2007) and yet still maintained a sound net financial position. The increase in other expenses, which was also a contributing factor to our negative performance in 2008, was largely the result of: (1) exchange differences arising from ordinary operations (€ 11.0 million in 2008 compared to € 7.1 million in 2007); (2) an impairment charge of € 2.9 million relating to our manufacturing facility located in Brazil and an impairment charge of € 1.8 million relating to two industrial buildings located close to the Group’s headquarters in Italy; and (3) a € 4.6 million expense for one-time termination benefits.
Despite these challenges, the Group continued to invest in the repositioning of the Natuzzi brand and the reorganization of its sales activities in 2008, as well as in the ongoing restructuring of its operations, with the aim of regaining its competitiveness and ensuring its long-term profitability.

The following table sets forth certain income statement data expressed as a percentage of net sales for the years indicated:

	Year Ended December 31,
	2008	2007	2006
Net sales	100.0%	100.0%	100.0%
Cost of sales	71.9	72.6	66.7
Gross profit	28.1	27.4	33.3
Selling expenses	25.9	27.4	25.3
General and administrative expenses	7.4	7.7	5.7
Operating income (loss)	(5.2)	(7.7)	2.3
Other income (expense), net	(3.9)	(0.4)	0.4
Income taxes	0.2	1.8	1.0
Net earnings (loss)	(9.3)	(9.9)	1.7
See “Item 4. Information on the Company—Markets” for tables setting forth the Group’s net leather- and fabric-upholstered furniture sales and seats sold, which are broken down by geographic market, for the years ended December 31, 2006, 2007 and 2008.
2008 Compared to 2007
Net Sales for 2008, including sales of leather- and fabric-upholstered furniture and other sales (principally sales of polyurethane foam and leather sold to third parties as well as of accessories), increased 5.0% to € 666.0 million, as compared to € 634.4 million in 2007.
Net sales for 2008 of leather- and fabric-upholstered furniture increased 4.3% to € 587.8 million, as compared to € 563.5 million in 2007. The 4.3% increase was due to a combination of factors, principally (i) a 5.0% increase in the number of seats sold, (ii) a 3.9% decrease in sales as reported in euro stemming from the appreciation of the euro against the U.S. dollar, and (iii) a 3.2% increase due to targeted pricing strategies and advertising with respect to certain product models. Net sales of Natuzzi-branded furniture accounted for 56.6% of our total net sales in 2008 (as compared to 59.6% in 2007), and net sales of Italsofa-branded products accounted for 43.4% of our total net sales for 2008 (as compared to 40.4% in 2007).
Net sales for 2008 of leather upholstered furniture increased 6.4% to € 535.2 million, as compared to € 502.9 million in 2007, and net sales for 2008 of fabric upholstered furniture decreased 13.2% to € 52.6 million, as compared to € 60.6 million in 2007.
In the Americas, net sales for 2008 of upholstered furniture increased by 5.0% to € 208.6 million, as compared to € 198.6 million in 2007, and seats sold increased by 8.2% to 1,272,559, as compared to 1,176,585 in 2007. Net sales of the lower-priced Italsofa-branded furniture increased 16.5% compared to 2007, while net sales of the higher-priced Natuzzi-branded furniture decreased 3.5%. In Europe, net sales for 2008 of upholstered furniture increased 1.3% to € 323.4 million, as compared to € 319.4 million in 2007, due to the combined effect of a 1.3% decrease in net sales of Natuzzi-branded furniture and to a 5.3% increase in net sales of Italsofa-branded furniture. In the Rest of the World, net sales for 2008 of upholstered furniture increased 22.0% to € 55.5 million, as compared to € 45.5 million in 2007, due to a 9.9% increase in net sales of Natuzzi-branded furniture and to a 45.5% increase in net sales of Italsofa-branded furniture.

Net sales for 2008 of the Natuzzi-branded furniture decreased 1.0% to € 332.6 million, as compared to € 336.1 million in 2007, with the number of Natuzzi-branded seats sold decreasing by 3.3%. During 2008, net sales of the medium/low-priced Italsofa furniture increased 12.2% to € 255.2 million, as compared to € 227.4 million in 2007, with the number of Italsofa seats sold increasing by 11.9%.
Total net sales of Divani & Divani by Natuzzi and Natuzzi Stores increased 21.5% in 2008 to € 139.9 million, as compared to € 115.1 million in 2007.
In 2008, total seats sold increased 5.0% to 2,722,307 from 2,592,393 sold in 2007. Negative performance was recorded in the Europe region (down 1.1% to 1,211,939 seats), while positive results were achieved in the Americas (up 8.2% to 1,272,559 seats) and the Rest of the World (up 25.2% to 237,809 seats).
The following provides a more detailed country by country examination of the changes in volumes by brand in our principal markets:
• Natuzzi Brand. In terms of seats sold under the Natuzzi brand, the Group recorded negative results in the United States (-2.6%), Italy (-13.7%), Spain (-28.0%), Ireland (-30.8%), Portugal (-7.4%), Denmark (-14.9%) and Belgium (-1.0%). Positive results were reported in Canada (+3.7%), Korea (+4.0%), Holland (+18.5%) and China (+20.9%).
• Italsofa Brand. In terms of seats sold under the Italsofa brand, the Group recorded decreases in many countries, including Holland (-11.4%), Germany (-9.7%), Portugal (-33.0%), the United Kingdom (-2.0%), Ireland (-46.3%), Chile (-68.0%), Sweden (-30.1%) and Norway (-46.7%). Positive results were reported in Spain (+13.4%), France (+31.2%), Belgium (+14.7%), Australia (+ 32.4) and China (+599.1%).
Other Net Sales (principally sales of polyurethane foam and leather sold to third parties, as well as of accessories) increased 10.3% to € 78.2 million, as compared to € 70.9 million in 2007.
Cost of Sales in 2008 increased in absolute terms by 3.9% to € 478.8 million (representing 71.9% of net sales), as compared to € 460.6 million (or 72.6% of net sales) in 2007. The improvement in cost of sales, as a percentage of net sales, was due to the decrease in the cost of leather and of other principal raw materials, as well as to the lower impact of fixed costs resulting from the increase in net sales.
Gross Profit. The Group’s gross profit increased 7.7% in 2008 to € 187.2 million, as compared to € 173.8 million in 2007 as a result of the factors described above.
Selling Expenses decreased 0.9% in 2008 to € 172.3 million, as compared to € 173.9 million in 2007, and, as a percentage of net sales, decreased from 27.4% in 2007 to 25.9% in 2008. This decrease was mainly due to lower advertising and exhibition costs.

General and Administrative Expenses. In 2008, the Group’s general and administrative expenses increased 1.8% to € 49.9 million, as compared to € 49.0 million in 2007, and, as a percentage of net sales, decreased from 7.7% in 2007 to 7.4% in 2008.
Operating Loss. The Group had an operating loss for 2008 of € 35.0 million, as compared to an operating loss of € 49.1 million in 2007, as a result of the factors described above.
Other Income (expenses), net. The Group registered other expenses, net, of € 25.8 million in 2008 as compared to other expenses, net of € 2.6 million in 2007. Net interest expenses, included in other income (expense), net, in 2008 was € 0.2 million, as compared to net income of € 1.7 million in 2007. See Note 24 to the Consolidated Financial Statement included in Item 18 of this annual report.
The Group registered a € 11.0 million foreign-exchange net loss in 2008 (included in other income (expense), net), as compared to a net loss of € 7.1 million in 2007. The foreign exchange loss in 2008 primarily reflected the following factors:
•
a net realized loss of € 1.3 million in 2008 (compared to a gain of € 5.9 million in 2007) on domestic currency swaps due to the difference between the forward rates of the domestic currency swaps and the spot rates at which the domestic currency swaps were closed (the Group uses the forward rate to hedge its price risks against unfavourable exchange rate variations);

•	a net realized loss of € 6.3 million in 2008 (compared to a loss of € 3.9 million in 2007), from the difference between invoice exchange rates and collection/payment exchange rates;
•	a net unrealized gain of € 1.0 million in 2008 (compared to an unrealized loss of € 10.1 million in 2007) on accounts receivable and payable; and
•	a net unrealized loss of € 4.4 million in 2008 (compared to an unrealized gain of € 0.9 million in 2007), from the mark-to-market of domestic currency swaps.
The Group also recorded other expenses, included in other income (expense), net, in 2008 of € 14.5 million, compared to other income of € 2.8 million reported in 2007. This income reflected the following factors:
•	a € 4.7 million expense due to the impairment of long-lived assets in 2008, while no such expenses were registered in 2007;
•	a € 4.6 million expense for the one-time termination benefits incurred in 2008, while no such expenses were registered in 2007;
•
a € 3.2 million contingent-liabilities provision for estimated losses related to some claims (including tax claims) and legal actions in 2008, while in 2007, the provisions for contingent liabilities amounted to € 3.0 million;

•	other expenses of € 1.2 million deriving from the write-off of fixed assets in 2008, while in 2007, the other expenses deriving from the write off of fixed assets amounted to € 2.3 million;

•
the Group did not register any refunds from tax authorities in 2008, while in 2007 it registered a refund of € 3.0 million obtained from the Italian tax authorities for income and other taxes not due related to prior years (in addition in 2007, the Italian tax authorities confirmed that a portion of the income tax of € 0.7 accrued in year 2006, was no longer due);

•
the Group did not register any provisions or reversals for legal actions in 2008, while in 2007 it registered an income of € 1.5 million due to the write off of a provision for legal actions accrued in 2006, which resulted from a settlement of the claim; and

•	€ 0.8 million as other expense, net in 2008, compared to other income, net of € 2.9 million in 2007.
Since 2003, the Group has not followed hedge accounting and records all fair value changes of its domestic currency swaps in its income statement.
Income Taxes. In 2008, the Group suffered a negative effective tax rate of 2.6% on the loss before taxes and minority interest, compared to a Group’s effective negative tax rate of 22.2% reported in 2007.
For the Group’s Italian companies the negative effective tax rate (or the obligation to accrue taxes despite reporting a loss before taxes) was due to the regional tax denominated “Irap” (see Note 14 to the Consolidated Financial Statements in Item 18 of this annual report). This regional tax is applicable to the gross profit determined as the difference between gross revenue (excluding interest and dividend income) and direct production costs (excluding labor costs, interest expenses and other financial costs). As a consequence, even if an Italian company reports a pre-tax loss, it could be subject to this regional tax. In 2008, most Italian companies within the Group reported losses but had to pay “Irap” tax.
In 2007, the Group’s effective income tax rate was negatively affected by the considerable increase in the deferred tax assets valuation allowance. In fact, in 2007 most of the Italian and foreign subsidiaries realized significant pre-tax losses and were in a cumulative loss position, so management did not consider it more likely than not that the deferred tax asset of those companies would be realized in the scheduled reversal periods (see Note 14 to the Consolidated Financial Statements in Item 18 of this annual report).
Some of the Group’s foreign subsidiaries (Italsofa Shanghai Ltd, Softaly Shanghai Ltd, Natuzzi China Ltd, Italsofa Bahia Ltd, Minuano Nordeste S.A. and Italsofa Romania) are entitled to significant tax benefits, such as corporate income tax exemptions or reductions in statutory corporate income tax rates, the most significant of which will expire in 2012. As a consequence, some of those foreign subsidiaries reported a lower effective tax rate than the Group’s Italian subsidiaries. See “Item 4. Information on the Company—Incentive Programs and Tax Benefits.”
Net Loss. The Group reported a net loss of € 61.9 million in 2008, as compared to a net loss of € 62.6 million in 2007. On a per-Ordinary Share, or per-ADS basis, the Group had net losses of € 1.13 in 2008, as compared to net losses of € 1.14 in 2007.
As disclosed in Note 27 to the Consolidated Financial Statements included in Item 18 of this annual report, established accounting principles in Italy vary in certain significant respects from generally accepted accounting principles in the United States. Under U.S. GAAP, the Group would have had net losses of € 55.7 million and € 60.0 million in 2008 and 2007, respectively, and net earnings of € 14.5 million in 2006, compared to net losses of € 61.9 million and € 62.6 million in 2008 and 2007, respectively, and net earnings of € 12.3 million in 2006 under Italian GAAP.

2007 Compared to 2006
Net Sales for 2007, including sales of leather- and fabric-upholstered furniture and other sales (principally sales of polyurethane foam and leather sold to third parties as well as of accessories), decreased 13.7% to € 634.4 million, as compared to € 735.4 million in 2006.
Net sales for 2007 of leather- and fabric-upholstered furniture decreased 14.6% to € 563.5 million, as compared to € 660.2 million in 2006. The 14.6% decrease was due to a 14.0% decrease in the number of seats sold, a 2.9% decrease stemming from the appreciation of the euro against the U.S. dollar, partially offset by a 2.3% increase deriving from the change in the mix of products sold and product prices. Net sales of Natuzzi-branded furniture accounted for 59.6% of our total net sales in 2007, and net sales of Italsofa products accounted for 40.4% of our total net sales for 2007. Net sales for 2007 of Natuzzi-branded furniture decreased 19.2% in 2007, while net sales of Italsofa-branded furniture decreased 6.8%, in each case as compared to 2006.
Net sales for 2007 of leather upholstered furniture decreased 12.2% to € 502.9 million, as compared to € 573.1 million in 2006, and net sales for 2007 of fabric upholstered furniture decreased 30.5% to € 60.6 million, as compared to € 87.2 million in 2006.
In the Americas, net sales for 2007 of upholstered furniture decreased by 19.1% to €198.6 million, as compared to € 245.4 million in 2006, and seats sold decreased by 13.8% to 1,176,584, as compared to 1,364,873 in 2006. Net sales of the lower-priced Italsofa-branded furniture decreased 14.7% compared to 2006, while net sales of the higher-priced Natuzzi-branded furniture decreased 22.0%. In Europe, net sales for 2007 of upholstered furniture decreased 12.9% to € 319.4 million, as compared to € 366.6 million in 2006, due to a 18.5% decrease in net sales of Natuzzi-branded furniture and to a 2.7% decrease in net sales of Italsofa-branded furniture. In the Rest of the World, net sales for 2007 of upholstered furniture decreased 5.8% to € 45.5 million, as compared to € 48.2 million in 2006, due to a 12.7% decrease in net sales of Natuzzi-branded furniture, which was partially offset by an 11.1% increase in net sales of Italsofa-branded furniture.
Net sales for 2007 of the Natuzzi-branded furniture decreased 19.2% to € 336.1 million, as compared to € 416.2 million in 2006, with the number of Natuzzi-branded seats sold decreasing by 22.3%. During 2007, net sales of the medium/low-priced Italsofa furniture decreased 6.8% to € 227.4 million, as compared to € 244.0 million in 2006, with the number of Italsofa seats sold decreasing by 5.9%.
Total net sales of Divani & Divani by Natuzzi and Natuzzi Stores decreased 17.0% in 2007 to € 115.1 million, as compared to € 138.7 million in 2006.
In 2007, total seats sold decreased 14.1% to 2,592,393 from 3,016,702 sold in 2006. Negative performance was recorded in the Americas (down 13.8% to 1,176,584 seats), in Europe (down 15.4% to 1,225,882 seats) and the Rest of the World (down 6.0% to 189,926 seats).

The following provides a more detailed country by country examination of the changes in volumes by brand in our principal markets:
• Natuzzi Brand. In terms of seats sold under the Natuzzi brand, the Group recorded negative results in the United States (-23.1%), Italy (-21.8%), Spain (-30.2%), France (-18.5%), Belgium (-24.9%), the United Kingdom (-37.9%), Germany (-25.3%) and Holland (-36.9%). Positive performances were reported in Canada (+5.5%), Korea (+35.8%) and Ireland (+24.5%).
• Italsofa Brand. In terms of seats sold under the Italsofa brand, the Group recorded significant decrease in many countries, including the United States (-9.5%), Germany (-10.7%), France (-8.2%), the United Kingdom (-9.9%), Belgium (-7.9%), Canada (-12.5%), Sweden (-15.9%), Norway (-32.2%). Positive performances were reported in Spain (+16.7%), Holland (+6.5%), Italy (+6.3%) and Japan (+37.4%).
Other Net Sales (principally sales of polyurethane foam and leather sold to third parties, as well as of accessories) decreased 5.7% to € 70.9 million, as compared to € 75.2 million in 2006.
Cost of Sales in 2007 decreased in absolute terms by 6.1% to € 460.6 million (representing 72.6% of net sales), from € 490.5 million (or 66.7% of net sales) in 2006. The increase in cost of sales, as a percentage of net sales, was due to the appreciation of the euro against the U.S. dollar, and to the increase, expressed in constant exchange rates, in the cost of leather and of other principal raw materials, such as polyurethane foam, polyester fibers and chemical.
Gross Profit. The Group’s gross profit decreased 29.0% in 2007 to € 173.8 million, as compared to € 244.9 million in 2006 as a result of the factors described above.
Selling Expenses decreased 6.6% in 2007 to € 173.9 million, as compared to € 186.2 million in 2006, and, as a percentage of net sales, increased from 25.3% in 2006 to 27.4% in 2007. This increase was mainly due to higher advertising and exhibition costs.
General and Administrative Expenses. In 2007, the Group’s general and administrative expenses increased 16.1% to € 49.0 million, as compared to € 42.2 million in 2006, and, as a percentage of net sales, increased from 5.7% in 2006 to 7.7% in 2007. The increase was primarily attributable to higher administrative salaries and depreciation costs.
Operating Loss. The Group had an operating loss for 2007 of € 49.1 million, as compared to an operating income of € 16.5 million in 2006, as a result of the factors described above.
Other Income (expenses), net. The Group registered other expenses, net, of € 2.6 million in 2007 as compared to other income of € 2.8 million in 2006. Net interest income, included in other income (expense), net, in 2007 was € 1.7 million, as compared to € 1.5 million in 2006. See Note 24 to the Consolidated Financial Statement included in Item 18 of this annual report.

The Group registered a € 7.1 million foreign-exchange net loss in 2007 (included in other income (expense), net), as compared to a net gain of € 0.8 million in 2006. The foreign exchange loss in 2007 reflected primarily the following factors:
•
a net realized gain of € 5.9 million in 2007 (compared to a gain of € 0.7 million in 2006) on domestic currency swaps due to the difference between the forward rates of the domestic currency swaps and the spot rates at which the domestic currency swaps were closed (the Group uses the forward rate to hedge its price risks against unfavourable exchange rate variations);

•	a net realized loss of € 3.8 million in 2007 (compared to a loss of € 8.2 million in 2006), from the difference between invoice exchange rates and collection/payment exchange rates;
•	a net unrealized loss of € 10.1 million in 2007 (compared to an unrealized gain of € 2.8 million in 2006) on accounts receivable and payable; and
•	a net unrealized gain of € 0.9 million in 2007 (compared to an unrealized gain of € 5.5 million in 2006), from the mark-to-market of domestic currency swaps.
The Group also recorded other income, included in other income (expense), net, in 2007 of € 2.8 million, compared to other income of € 0.5 million reported in 2006. This income reflected the following factors:
•
a € 3.0 million contingent-liabilities provision for estimated losses related to some claims (including tax claims) and legal actions. In 2006, the provisions for contingent liabilities amounted to € 5.8 million;

•	other expenses of € 2.3 million deriving from the write-off of fixed assets. No such expenses were registered in 2006;
•
in 2007 the Group did not register any revenue from export incentive benefits, while in 2006 it registered revenue of € 3.4 million. This incentive is measured on the basis of the export sales realized by the subsidiaries Italsofa Bahia Ltd and Minuano Nordeste S.A.;

•
a refund of € 3.0 million obtained from the Italian tax authorities for income and other taxes not due related to prior years; in addition, the Italian tax authorities confirmed that a portion of the income tax of € 0.7 accrued in year 2006, was no longer due. In 2006 the Company did not record revenues for tax refund;

•	an income of € 1.5 million due to the write off of a provision for legal action accrued in 2006, which resulted from a settlement of the claim; and
•	€ 2.9 million as other income, net, that is the same amount it had registered in 2006.
Income Taxes. In 2007, the Group realized an effective negative tax rate of 22.0% on the loss before taxes and minority interest, compared to the Group’s effective income tax rate of 36.7% reported in 2006.
The 2007 Group’s effective income tax rate was negatively affected by the considerable increase in deferred tax assets valuation allowance. In fact, in 2007 most of the Italian and foreign subsidiaries realized significant pre-tax losses and were in a cumulative loss position, so management did not consider it more likely than not that the deferred tax asset of those companies would be realized in the scheduled reversal periods (see Note 14 to the Consolidated Financial Statements in Item 18 of this annual report). In addition, for the Group’s Italian companies the effective negative tax rate was due to the regional tax denominated “Irap” (see Note 14 to the Consolidated Financial Statements in Item 18 of this annual report). This regional tax is applicable to the gross profit determined as the difference between gross revenue (excluding interest and dividend income) and direct production costs (excluding labor costs, interest expenses and other financial costs). As a consequence, even if an Italian company reports a pre-tax loss, it could be subject to this regional tax. In 2007, most Italian companies within the Group reported losses but had to pay “Irap” tax.

Some of the Group’s foreign subsidiaries (Italsofa Shanghai Ltd, Softaly Shanghai Ltd, Italsofa Bahia Ltd, Minuano Nordeste S.A. and Italsofa Romania) are entitled to significant tax benefits, such as corporate income tax exemptions or reductions in statutory corporate income tax rates, the most significant of which will expire in 2012. As a consequence, some of those foreign subsidiaries reported a lower effective negative tax rate than the Group’s Italian subsidiaries. See “Item 4. Information on the Company—Incentive Programs and Tax Benefits.”
Net Loss. The Group reported a net loss of € 62.6 million in 2007, as compared to net earnings of € 12.3 million in 2006. On a per-Ordinary Share, or per-ADS basis, the Group had net losses of € 1.14 in 2007, as compared to a net earnings of € 0.23 in 2006.
As disclosed in Note 27 to the Consolidated Financial Statements included in Item 18 of this annual report, established accounting principles in Italy vary in certain significant respects from generally accepted accounting principles in the United States. Under U.S. GAAP, for the years ended December 31, 2007, 2006 and 2005, the Group would have had net losses of € 60.0 million, net earnings of € 14.5 million, net losses of € 6.9 million, respectively, compared to net losses of € 62.6 million, net earnings of € 12.3 million, net losses of € 14.6 million, respectively, under Italian GAAP for the same periods.
Liquidity and Capital Resources
The Group’s cash and cash equivalents were € 47.3 million as of December 31, 2008, as compared to € 87.5 million as of December 31, 2007. The most significant changes in the Group’s cash flows between 2008 and 2007 are described below.
Cash flows used in operating activities were € 32.0 million in 2008, as compared to cash flows used in operations of € 15.4 million in 2007. This increase in cash flow in operating activities of € 16.6 million from 2007 to 2008 resulted principally due to the negative impact of more timely payments to suppliers, compared to considerable delays in payments to suppliers in 2007. These negative effects were partially off-set by the positive impact of cash flow generated by the reduction of inventory levels in 2008.
Cash flows used in investment activities in 2008 decreased € 12.6 million to € 13.5 million. The decrease in cash used in investment activities in 2008 was due to lower capital expenditures. Capital expenditures were € 16.0 million and € 26.5 million in 2008 and 2007, respectively. In both 2008 and 2007, capital expenditures related primarily to the opening of new Natuzzi stores and galleries as well as improvements at existing manufacturing facilities in order to increase productivity (including the purchase of equipment). In 2008, the Group continued to invest in order to set up the “SAP” for its domestic and foreign companies. See “Item 3. Key Information—Risk Factors—Introduction of a new integrated management system.”

Cash provided by financing activities in 2008 totalled € 4.0 million, as compared to € 3.5 million of cash provided by financing activities in 2007. The cash provided by financing activities in 2008 was positively affected by the increase in short term borrowings and by the higher proceeds of long term-debt.
As of December 31, 2008, the Group had available unsecured lines of credit for cash disbursements totalling € 45.5 million, of which € 9.7 million (or 21.3% of the total) were used. The Group uses these lines of credit to manage its short-term liquidity needs. The unused portions of these lines of credit amounted to approximately € 35.8 million (see Note 11 to the Consolidated Financial Statements included in Item 18 of this annual report) as of December 31, 2008. Amounts borrowed by the Group under these credit facilities are not subject to any restrictions on their use, but are repayable either on demand (for bank overdrafts) or on a short-term basis (for other bank borrowings under existing credit lines). Given their nature, these lines of credit may be terminated by the banks at any time. The Group’s borrowing needs are not subject to seasonal fluctuations.
In light of the recent downturn of the global economy and uncertainty about these conditions in the foreseeable future, we are focused on effective cash management, controlling costs, and preserving cash related to capital expenditures and acquisition of stores. For example, we reviewed all capital projects for 2009 and are committed to execute only those projects that are necessary for business operations or that are projected to have a high rate of return.
Management believes that the Group’s working capital is sufficient for its present requirements. The Group’s principal source of liquidity is its existing cash and cash equivalents, supplemented to the extent needed to meet the Group’s short term cash requirements by accessing the Group’s existing lines of credit. The Group expects to continue relying on existing cash and cash equivalents as its principal source of liquidity in the future. As of December 31, 2008, the Group’s long-term contractual cash obligations amounted to € 71.2 million of which € 13.4 million comes due in 2009 (€ 13.5 million in 2008). See “Item 5. Operating and Financial Review and Prospects—Contractual Obligations and Commitments.” The Group’s long-term debt represented less than 1.0% of shareholders’ equity as of December 31, 2008 and 2007 (see Note 16 to the Consolidated Financial Statements included in Item 18 of this annual report). The Group’s principal uses of funds are expected to be the payment of operating expenses, working capital requirements, capital expenditures and restructuring of operations.
Contractual Obligations and Commitments
The Group’s current policy is to fund its cash needs, accessing its cash on hand and existing lines of credit, consisting of short-term credit facilities and bank overdrafts, to cover any short-term shortfall. The Group’s policy is to procure financing and access credit at the Company level, with the liquidity of Group companies managed through a cash-pooling zero-balancing arrangement with a centralized bank account at the Company level and sub-accounts for each subsidiary. Under this arrangement, cash is transferred to the sub-accounts as needed on a daily basis to cover the subsidiaries’ cash requirements, but any balance on the sub-accounts must be transferred back to the top account at the end of each day, thus centralizing coordination of the Group’s overall liquidity and optimizing the interest earned on cash held by the Group.
As of December 31, 2008, the Group’s long-term debt consisted of € 3.8 million (including the current portion of such debt) outstanding under subsidized loans granted by the Italian government (see “Item 4. Incentive Programs and Tax Benefits”) and its short-term debt consisted of € 9.7 million outstanding under its existing lines of credit, comprised entirely of bank overdrafts. This compares to € 2.4 million of long-term debt and € 7.6 million of short-term debt outstanding as of December 31, 2007.

As of December 31, 2008, all of the Group’s long-term debt and short-term debt were denominated in euro. For the maturity profile of the Group’s long-term debt, please consult the table labelled “Contractual Obligations” below. Short-term overdrafts are payable on demand. Other bank borrowings under existing lines of credit have other short-term maturities. The bulk of the group’s long-term debt bears interest at a fixed rate of 2.25% per annum, with more than 44% of its long-term debt bearing interest at 0.25% per annum. The Group’s short-term debt bears interest at floating rates, with a weighted average interest rate per annum of 3.31% and 6.22% on the Group’s overdraft and other short-term borrowings, respectively, as of December 31, 2008, compared to 5.03% and 6.18%, respectively, as of December 31, 2007. The Group does not have outstanding any other debt instruments, except that it has entered into domestic currency swaps to reduce its exposure to the risk of short-term declines in the value of its foreign-currency denominated revenues and not for speculative or trading purposes. For additional information on these currency swaps, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Exchange Rate Risks.
The Group maintains cash and cash equivalents in the currencies in which it conducts its operations, principally euro, U.S. dollars, Canadian dollars, Australian dollars and British pounds.
The following tables set forth the material contractual obligations and commercial commitments of the Group ( of the type required to be disclosed pursuant to Item 5F of Form 20-F) as of December 31, 2008:

	Payments Due by Period
	(thousands of euro)
		Less than			After 5
Contractual Obligations	Total	1 year	2-3 years	4-5 years	years
Long-Term Debt(1)	3,780	514	1,353	1,315	598
Interest due on Long Term Debt (2)	235	57	96	59	23
Operating Leases (3)	67,175	12,794	22,150	16,267	15,964

Total Contractual Cash Obligations	71,190	13,365	23,599	17,641	16,585

(1)	Please see Note 16 to the Consolidated Financial Statements included in Item 18 of this annual report for more information on the Group’s long-term debt.

(2)	Interest due on long-term debt has been calculated using fixed rates contractually agreed with lenders

(3)	The leases relate to the leasing of manufacturing facilities and stores by several of the Group’s companies.
Under Italian law the Company and its Italian subsidiaries are required to pay a termination indemnity to their employees when these cease their employment with the Company or the relevant subsidiary. Likewise, the Company and its Italian subsidiaries are required to pay an indemnity to their sales agents upon termination of the sales agent’s agreement. As of December 31, 2008, the Group had accrued an aggregate employee termination indemnity of € 31.7 million. In addition, as of December 31, 2008, the Company had accrued a provision for contingent liabilities of € 10.5 million, a sales agent termination indemnity of € 1.4 million and a one-time termination indemnity benefit of € 2.5 million. The one-time termination benefit includes the amount to be paid on the separation date to certain workers to be terminated on an involuntary base. See Notes 3(n) and 17 of the Consolidated Financial Statements included in Item 18 of this annual report. These amounts are not reflected in the table above since it is not possible to determine when the amounts that have been accrued will become payable.

Amount of Commitment Expiration Per Period
	Total	(thousands of euro)
	Amounts	Less than			After 5
Other Commitments	Committed	1 year	2-3 years	4-5 years	years

Guarantees(1)	26,005	26,005	—	—	—

(1)
The guarantee is primarily comprised of a guarantee letter provided by a bank in connection with the Natuzzi 2000 project. The guarantee letter will expire when the Italian Ministry of Economic Development provides the Company with the final disbursement of the capital grants already provided. See “Item 4. Information on the Company — Incentive Programs and Tax benefits.”

The Group is also involved in a number of claims (including tax claims) and legal actions arising in the ordinary course of business. As of December 31, 2008, the Group had accrued provisions relating to these contingent liabilities in the amount of €10.5 million. See “Item 8. Financial Information—Legal and Governmental Proceedings” and Note 17 to the Consolidated Financial Statements included in Item 18 of this annual report.
Related Party Transactions
Please see “Item 7. Major Shareholders and Related Party Transactions” of this annual report.
Product & Retail Development
The Product & Retail Development department has set up, following a strategic analysis, a Center for Retail Competence whose main objectives are, on a world wide basis, the following:
•	to draw the retail business model for the Group;
•	to design an auditing and control system for the Group’s retail business model under the supervision of top management;
•	to define the consumer segments to be targeted;
•	to define a product mix more consistent with targeted consumers and market;
•	to define a store concept consistent with the Natuzzi brand’s high-end positioning;
•	to define store formats (size, location, aesthetic and commercial features);
•	to define development plans and network re-positioning; and
•	to define the correct communication tools and training.

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
Innovation remains a strategic activity for the Group. Product and Retail Development efforts in 2008 have continued to focus on the design of new products, particularly the study of more appropriate furniture coverings, and on improvement of the manufacturing process, with the goal of anticipating the preferences of our target consumers. See “Item 4. Information on the Company—Products” and “Item 4. Information on the Company—Manufacturing.”
The Group conducts all of its activities in accordance with stringent quality standards and has earned the ISO 9001 certification for quality and the ISO 14001 certification for its low environmental impact. The ISO 14001 certification applies also to the Company’s tannery subsidiary, Natco S.p.A. The plant of Laterza and the Santeramo headquarters have received a further ISO 9001 certification for the design and production of furnishing and accessories.
In 2008, the Group invested approximately € 8.7 million in research and development activities, compared to € 10.1 million and € 9.4 million in 2007 and 2006, respectively. More than 150 highly-qualified people work in these activities, and more than 100 new sofa models are generally introduced each year. The Group conducts its research and development efforts in its headquarters in Santeramo in Colle, Italy.
New Accounting Standards under Italian and U.S. GAAP
Process of Transition to International Accounting Standards — Following the entry into force of European Regulation No. 1606 of July 2002, EU companies whose securities are traded on regulated markets in the EU have been required, since 2005, to adopt International Financial Reporting Standards (“IFRS”), formerly known as IAS, in the preparation of their consolidated financial statements. Given that the Company’s securities are only traded on the NYSE, the Company is not subject to this requirement and continues to report its financial results in accordance with Italian GAAP and to provide the required reconciliation of certain items to U.S. GAAP in the Company’s annual reports on Form 20-F.
Italian GAAP — The are no recently issued accounting standards under Italian GAAP that have not been adopted by the Group.
U.S. GAAP — The new accounting standards under U.S. GAAP relevant for the Company are outlined below:
SFAS No. 141R and SFAS No. 160:
In December 2007, the FASB issued FASB Statement No. 141R, Business Combinations (Statement 141R) and FASB Statement No. 160, Non-controlling Interest in Consolidated Financial Statements — an amendment to ARB No. 51 (Statement 160). Statement 141R and 160 require most identifiable assets, liabilities, non-controlling interest, and goodwill acquired in a business combination to be recorded at “full fair value” and require non-controlling interest (previously referred to as minority interest) to be reported as a component of equity, which changes the accounting for transactions with non-controlling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. Statement 141R will be applied to business combinations occurring after the effective date. Statement 160 will be applied prospectively to all non- controlling interests, including any that arose before the effective date. The Company is currently evaluating the provisions of these standards, but does not expect adoption to have a material impact on its financial position and results of operations.

SFAS No. 157:
On January 1, 2008, the Company adopted the provisions of FASB Statement No. 157, Fair Value Measurements (Statement 157), for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. Statement 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Statement 157 also established a framework for measuring fair value and expands disclosures about fair value measurements. FASB Staff Position FAS 157-2, “Effective Date of FASB Statement No. 157”, delays the effective date of Statement 157 until fiscal year beginning after November 15, 2008 for all nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. In accordance with FSP FAS 157-2, the Company has not applied the provisions of Statement 157 to the measurement of long-lived assets upon recognition of an impairment charge during 2008 (see Notes 9, 24 and 27 (k) to the Consolidated Financial Statements included in Item 18 of this annual report).
On January 1, 2009, the Company was required to apply the provisions of Statement 157 to fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The Company has evaluated these provisions and it has concluded that the adoption of this provisions will not have a material impact on its financial position and results of operations.
In October 2008, the FASB issued FASB Staff Position FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active”, which was effective immediately. FSP FAS 157-3 clarifies the application of Statement 157 in cases where the market for a financial instrument is not active and provides an example to illustrate key considerations in determining fair value in those circumstances. The Company has evaluated the provisions of FSP FAS 157-3 and it has concluded that the adoption of this provision will not have a material impact on its financial position and results of operations.
SFAS No. 159:
In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115 (Statement 159). Statement 159 gives the Company the irrevocable option to carry most financial assets and liabilities at fair value that are not currently required to be measured at fair value. If the fair value option is elected, changes in fair value would be recorded in earnings at each subsequent reporting date. Statement 159 is effective for the Company’s 2008 fiscal year. The adoption of Statement 159 did not have any impact on the Company’s consolidated financial statements.

SFAS No. 161:
In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, Accounting for Derivative Instruments and Hedging Activities (Statement 161), which amends FASB Statement No. 133. Statement 161 requires companies with derivative instruments to disclose information about how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under FASB Statement No.133, and how derivative instruments and related hedged items affect a company’s financial position, financial performance, and cash flows. The required disclosures include the fair value of derivative instruments and their gains or losses in tabular format, information about credit-risk-related contingent features in derivative agreements, counterparty credit risk, and the company’s strategies and objectives for using derivative instruments. The Statement expands the current disclosure framework in FASB Statement No.133. Statement 161 is effective prospectively for periods beginning on or after November 15, 2008. The Company has evaluated the provisions of this standard and it has concluded that the adoption will not have a material impact on its financial position and results of operations.
SFAS No. 165:
In May 2009, the FASB issued Statement of Financial Accounting Standard No. 165, Subsequent Events (Statement 165) addressing accounting and disclosure requirements related to subsequent events. Statement 165 requires management to evaluate subsequent events through the date the financial statements are either issued or available to be issued, depending on the company’s expectation of whether it will widely distribute its financial statements to its shareholders and other financial statement users. Companies will be required to disclose the date through which subsequent events have been evaluated. Statement 165 refers to subsequent events that provide additional evidence about conditions that existed at the balance-sheet date as “recognized subsequent events.” These have historically been called Type I subsequent events. “Nonrecognized subsequent events,” historically called Type II subsequent events, provide evidence about conditions that arose after the balance-sheet date. Statement 165 requires companies to reflect in their financial statements the effects of subsequent events that provide additional evidence about conditions at the balance-sheet date (recognized subsequent events). Statement 165 prohibits companies from reflecting in their financial statements the effects of subsequent events that provide evidence about conditions that arose after the balance-sheet date (nonrecognized subsequent events), but requires information about the events to be disclosed if the financial statements would otherwise be misleading. These disclosures include the nature of the event and either an estimate of its financial effect or a statement that an estimate cannot be made. Statement 165 does not change subsequent-events guidance included in other US GAAP. Statement 165 is effective for interim or annual financial periods ending after June 15, 2009 and should be applied prospectively. The Company has evaluated the provisions of this standard and it has concluded that the adoption will not have a material impact on its financial position and results of operations.
FSP FAS No. 142-3:
In April 2008, the FASB issued FASB Staff Position FAS 142-3, Determination of the Useful Life of Intangible Assets (FSP 142-3). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under Statement 142. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008. The Company has evaluated the provisions of this FSP and it has concluded that its adoption will not have a material impact on its financial position and results of operations.

Item 6. Directors, Senior Management and Employees
The directors and executive officers of the Company as of May 31, 2009 were as follows:

Name	Age	Position with the Company
Pasquale Natuzzi *	69	Chairman of the Board of Directors, Chief Executive Officer and Chief Brand Officer (ad interim)
Antonia Isabella Perrone *	39	Director
Annamaria Natuzzi *	43	Director
Giuseppe Antonio D’Angelo *	43	Outside Director
Maurizia Iachino Leto di Priolo *	60	Outside Director
Francesco Giannaccari *	44	Outside Director
Mario Lugli *	62	Outside Director
Giacomo Santucci **	53	Outside Director
Mariano Domingo	56	Chief Financial Officer
Annunziata Natuzzi	45	Chief Executive Officer of Natco S.p.A. and Transformation Top 8 Vice President
Cosimo Bardi	34	Product Development Vice President
Francesco Basile	40	People Management & Organization Senior Vice President
Umberto Bedini	53	Operations Senior Vice President
Cary Benson	49	President and Chief Executive Officer of Natuzzi Americas Inc.
Massimiliano Caforio	40	Legal and Corporate Affairs Vice President
Cosimo Cavallo	49	Region UK, S-A-E Europe & Middle East Senior Vice President
Silvia Di Rosa	45	IR & Financial Marketing Vice President
Oliver Heil	42	Region A-O-A Senior Vice President
Jan Mentens	41	Region North & Central Europe Senior Vice President
Fernanda Pelati	51	Italy & Retail Worldwide Senior Vice President
Paola Peretti	34	Corporate Comm. & Think Bold Team Vice President
Christian Schwab	43	Region B-R-I Senior Vice President
Stefano Sette	40	Natuzzi Brand Group Senior Vice President and Chairman of Nacon S.p.A
Giuseppe Stano	50	Key Global Account Management Vice President
Giacomo Ventolone	41	Region Latin America Vice President

*
The above mentioned Members of the Board of Directors were elected at the Company’s Annual Ordinary Shareholders’ Meeting held on July 2, 2008. Their term will conclude at the next Ordinary Shareholders’ Meeting.

**	Mr Santucci was appointed at the General Shareholders Meeting held on May 5, 2009.

On March 23, 2009, the Board of Directors accepted the resignation of Aldo Uva as Chief Executive Officer. Mr. Uva had originally been appointed as Chief Executive Officer on July 2, 2008. The Board appointed Mr. Pasquale Natuzzi as Chief Executive Officer to succeed Mr. Uva.
Pasquale Natuzzi, currently Chairman of the Board of Directors, Chief Executive Officer and Chief Brand Officer (ad interim), founded the Company in 1959. Mr. Natuzzi held the title of Sole Director of the Company from its incorporation in 1972 until 1991, when he became the Chairman of the Board of Directors.
Antonia Isabella Perrone is a Director and is involved in the main areas of Natuzzi Group management, from the definition of strategies to retail distribution, marketing and brand development, and foreign transactions. In 1998, she was appointed Sole Director of a company in the agricultural-food sector, wholly owned by the Natuzzi family. She became part of the Natuzzi Group in 1994, dealing with marketing and communication for the Italian market under the scope of Retail Development Management until 1997. She has been married to Pasquale Natuzzi since 1997.
Annamaria Natuzzi is a Director of the Company and holds 2.6% of the Company’s outstanding share capital. She is currently involved in defining Group strategy. She entered the Group in 1980, first working in Production Management (until 1985) and then with Sales Management (until 1995), mainly dealing with the Italian and European markets. She gained significant experience in the Research & Development Management, where she remained until 2004. She is the daughter of Pasquale Natuzzi.
Giuseppe Antonio D’Angelo is an Outside Director of the Company and is currently Senior Vice President, and president of EMEA and Latin America Regions, with General Mills. Before joining General Mills in 2000, he acquired significant international experience in the sales and marketing management of multinational companies such as The Pillsbury Co. International (from 1997 to 2000), S.C. Johnson & Son (from 1991 to 1997) and Procter & Gamble (from 1989 to 1991).
Maurizia Iachino Leto di Priolo is an Outside Director of the Company. She has gained expertise in the executive search field as a Partner at Spencer Stuart Italy, an executive search consulting firm. Since 2001, she has been advising quoted and private companies on corporate governance. Since 2007, she has been leading the Governance Practice at Key2people. Ms. Iachino was President of Save the Children Italy from 2001 to 2007, she is a board member of several non-profit organizations, and is a member of the scientific committee of Ned Community, the Italian Community of Non-Executive Directors.
Francesco Giannaccari is an Outside Director of the Company and is the CEO for Tom Ford Europe and International Franchisees. He is also the CEO for Pelletteria Artigiana, the company producing leather accessories for Tom Ford. He was Head of International Operations with Abercrombie & Fitch from 2005 to 2007. Mr. Giannaccari developed his career as controller for the Rinascente Group (from 1991 to 1997) and subsequently joined the GUCCI Group, where he became CFO for Gucci Europe (from 1998 to 2001) before accepting the office of Vice Executive President of Bottega Veneta (a subsidiary of the GUCCI Group NV) from 2001 to 2005.

Mario Lugli is an Outside Director of the Company and is a lawyer who specializes in corporate law. His professional experience (from 1973 to 2006) includes service as General Counsel and Head of Corporate Legal Affairs for important groups such as Luxottica, Albacom, RCS Media Group, FIAT, Montedison and IRI-Italstat. Since 2007, Mr. Lugli has been as Independent Director in companies such as Banca Italease Network S.p.A. (where he also holds the office of Vice President), AMSA S.p.A. and member of the Board of Auditors in Investimenti Infrastrutture SpA, ENI Trading and Shipping SpA, and ENI Servizi SpA. He was appointed auditor for the Ministry of Justice in 1995. He is also Senior Advisor in Corporate Governance for Key2People Executive Search.
Giacomo Santucci is an Outside Director of the Company and he received an MBA from Bocconi Milan and a degree in Economics from Brussel University. He has also served in many important roles in the Fashion Industry with Gucci, Prada and Ferragamo and currently runs his own consultancy firm.
Mariano Domingo is the Chief Financial Officer & IT-Lean of the Company and he joined the Company in November 2008. In an 18-year career with Sara Lee Corporation, a US-based fortune 500 company with operations around the globe, Mr. Domingo occupied positions of increasing responsibility. Most recently, he was Vice-President & Country CFO Iberica, and general manager of financial shared services. In addition, he acted as European project leader for the implementation of the SAP platform across all Sara Lee subsidiaries.
Annunziata Natuzzi is the Chief Executive Officer of Natco S.p.A. and the Transformation Top 8 Vice President. She joined the Company in 1981. She started working in the Production Department and, in two years, worked briefly in all of the departments of the Group. She has extensive experience in the Group’s Italian Sales Department and in the International Sales Administration Department. She has worked in the Group’s Human Resources Department from 1990 to 2007. Annunziata Natuzzi is the daughter of Pasquale Natuzzi.
Cosimo Bardi is the Product Development Vice President and he joined the Company in 2004. After the degree in Economics, he gained an experience in Danone S.p.A., the global leader in cultured dairy products, where he occupied positions of increasing responsibility as Key Account, Regional Key Account, Hypermarket/Category Merchandiser.
Francesco Basile is People Management & Organization Senior Vice President. He joined the Company in 1997 as Recruiting and Training Manager. Mr. Basile previously worked in SIEMENS Nixdorf Information system AG Group as HR manager and was in charge of trade union relations.
Umberto Bedini is the Operations Senior Vice President. He joined the Company in January 2009. Mr. Bedini previously occupied key functions within a number of large international groups, including Gruppo Farmaceutico Angelini, Rockwell Rimoldi, Merloni Elettrodomestici and Candy Group. Since 2004, Mr. Bedini has been a partner and CEO of ECA Consulting.
Cary Benson has been the President and Chief Executive Officer of Natuzzi Americas since November 29, 2007. Beginning in 1997, he served as President and Chief Marketing Officer at American Leather with responsibility for sales, marketing and merchandising. As an equity partner, he left the company in 2006, when a buyout of American Leather took place. Prior to that, Mr. Benson was President and CEO of Elmo American Leather from 1994 to 1997, and held several sales and marketing positions with Steelcase from 1982 to 1994. He has a degree in advertising from Michigan State University.

Massimiliano Caforio is the Legal Director of the Group. Mr. Caforio holds a degree in Law from University of Perugia (Italy) and a Master’s degree in Law from University of Alicante (Spain). He is an attorney licensed to practice in Italy. He developed his career as a Lecturer in Commercial and Intellectual Property Law at the University of Perugia and in private practice as an attorney with international law firms such as Luis Barcala Sierra Law Firm (Spain) and Bugnion Patent and Trademark Office (Italy), before joining the Versace Group for seven years as its Group Legal Officer.
Cosimo Cavallo is the Region UK, S-A-E Europe & Middle East Senior Vice President. He joined the Company in May 2008. He developed his career as a Commercial Director in important firms like Neuhaus, a Belgian manufacturer of top-range chocolate products, confectionary and biscuits, Nicoletti S.p.A and Sara Lee Knit Product Europe Division Champion.
Silvia Di Rosa is the IR & Financial Marketing Vice President. She joined the company in January 2009. Most recently, from 1999 to 2008, Ms. Di Rosa worked for Beni Stabili S.p.A., where she headed the Investor and Media Relations Department and reported to the CEO. She previously worked for Gruppo Ericsson SpA — Erifin S.p.A. and, from 1990 to 1999, was in the Managing Director’s staff at Sanpaolo Imi S.p.A.
Oliver Heil joined the Group in October 2006 is the Region UK, S-A-E Europe & Middle East Senior Vice President. He has nearly nine years of experience working in China. Before joining Natuzzi, Mr. Heil worked approximately three years as Vice President of Swatch Group China, responsible for RADO China, a subsidiary of the Swatch Group, the biggest watch conglomerate in the world. He has also held the position of Managing Director of Metro Cash&Carry China. He began his career at L’Oreal Germany in a variety of marketing and sales positions.
Jan Mentens has been Benelux Country Manager since April 2003. He is the Region North & Central Europe Senior Vice President.
Fernanda Pelati is the Italy & Retail Worldwide Senior Vice President. She joined the Company in September 2008. She previously worked from 1991 to 2003 at IKEA, where she covered the several positions, culminating in her service as Human Resources Director Europe. She then served as CEO for Gruppo Coin S.p.A. from 2003 to 2005. During the period 2006-2007 she worked as an independent consultant.
Paola Peretti is the Corporate Comm. & Think Bold Team Vice President. She joined the Company in September 2008. She has had extensive experience in the publishing and communications sectors, working initially for Rizzoli (1998-1999) as Junior Product Manager. She then moved to Mondadori (1999-2000), starting at Donna Moderna. In 2003, Ms. Peretti moved to Avvenire, a newspaper in the process of redesign, where she was the Marketing Director. From 2004 to 2006, she worked for the Piacenza local marketing agency.
Christian Schwab is the Region B-R-I Senior Vice President. He joined the Company in January 2009. He has recently worked at Nestlè, where he was Assistant Vice President and Head of the Nestlè Professional Beverage Centre since 2006. Prior to joining Nestlè, he gained significant experience in multinational companies such as Tetra pack, where he undertook increasingly important roles in the Budapest, Nairobi and St. Petersburg offices until becoming Regional Director for Europe of the Food Service Business Unit in London.

Stefano Sette is the Natuzzi Brand Group Vice President and Chairman of Nacon S.p.A. He joined the Company in 1990, starting in the Sales Administration and Accounting Department.
Giuseppe Vito Stano is the Key Global Account Management Vice President after being Sales Administration Director of the Company since 1991. He is also Sole Director of Natuzzi Americas, Inc. From 1986 to 1991, he was Executive Vice President of Natuzzi Upholstery Inc. (currently Natuzzi Americas, Inc.) in the United States. Prior to that, Mr. Stano was Assistant Vice President of Natuzzi Upholstery Inc. He joined the Group in 1980, as a staff member of the Company’s Export Department.
Giacomo Ventolone is the Vice President for the Latin America Region. He joined the company in 1997 and progressively advanced to become a member of the staff for Pasquale Natuzzi and reported directly to the Managing Director. Mr. Ventolone began his career as a freelancer with Pryngeps Gallery, where from 1992 to 1995 he was responsible for the creation of communication tools for the industry. He then spent two years working in marketing & sales at De Agostini Diffusione del Libro.
Regional Managers — In 2009, as part of the implementation of the 2009-2011 Business Plan, the Group has been in the process of reorienting its focus from three regions (the United States and the Americas, Europe and the Rest of the World) to seven regions: Italy, Europe 1 (Germany, Austria, Switzerland, the Benelux countries, Nordic countries and Baltic countries), Europe 2 (UK, Ireland, the Adriatic and South-Central Europe, and the Middle East), North America, BRI (Brazil, Russia and India), Latin America and AOA (Asia, New Zealand, Australia and Africa). The Group is currently in the process of hiring Regional Managers for each of these seven regions.
Compensation of Directors and Officers
The Company has not established a compensation committee. As a matter of Italian law, the compensation of executive directors is determined by the Board of Directors, while the Company’s shareholders generally determine the base compensation of all the Board members, including non-executive directors. Compensation of the Company’s executive officers is determined by the Chairman of the Board. A list of significant differences between the Group’s corporate governance practices and those followed by U.S. companies listed on the New York Stock Exchange may be found at www.natuzzi.com. See “Item 16G. Corporate Governance” for a description of these significant differences.
Aggregate compensation paid by the Group to the directors and officers was approximately € 4.1 million in 2008.
At the beginning of 2009, the Company established an equity-based incentive program as part of the Group’s new overall Incentive and Retention Plan for the period 2009-2011. The Program replaced the existing incentive program that had been in place from 2004-2009 (see Item 10 and Note 20 to the Consolidated Financial Statements included in Item 18 of this annual report).
The Program provides for the payment of a bonus calculated on the basis of the achievement of the objectives indicated in the 2009-2011 Business Plan. See “Item 3. Key Information—Risk Factors” for a description of the objectives of the 2009-2011 Business Plan. Participation in the Program is extended to certain top managers of the Group, as selected among the Group’s top Directors and Officers.

According to the Incentive Program’s terms and conditions, at the beginning of each fiscal year the Company determines a set of targets for each participant, based on the 2009-2011 Business Plan. Depending on the actual level of achievement of such targets, participants are entitled to receive in each fiscal year a bonus calculated as a percentage of their annual gross compensation, up to 70%.
The bonus is distributed as follows:
•	40% of the bonus is paid in cash; and

•	60% of the bonus is automatically converted, based on the fair market value of the Company’s stock, in rights to receive a correspondent number of the Company’s common shares.
The cash-settled portion of the bonus is paid to the beneficiaries in the year immediately following the year in which the bonus is accrued, provided that, among other conditions, the participants maintain a working relationship with the Group.
The equity-settled portion of the bonus generally vests in 2012, provided that (i) the participants maintain a working relationship with the Group until December 31, 2011, and/or (ii) the objectives of the 2009-2011 Business Plan are achieved. In addition, the achievement of the 2009-2011 Business Plan objectives has a multiplicative effect on the total number of rights to receive shares granted to each participant under the Program (i.e., 3 times for SVP and 2.5 times for VP).
Share Ownership
Mr. Pasquale Natuzzi, who founded the Company and is currently its Chief Executive Officer and Chairman of the Board of Directors, beneficially owns 29,358,089 Ordinary Shares, representing 53.5% of the Ordinary Shares outstanding (58.7% of the Ordinary Shares outstanding if the 5.2% of the Ordinary Shares owned by members of Mr. Natuzzi’s immediate family (the “Natuzzi Family”) are aggregated). As a result, Mr. Natuzzi controls the Group, including its management and the selection of its Board of Directors. Since December 16, 2003, Mr. Natuzzi has held his entire beneficial ownership of Natuzzi S.p.A. shares (other than 196 ADSs) through INVEST 2003 S.r.l., an Italian holding company wholly-owned by Mr. Natuzzi and having its registered office at Via Gobetti 8, Taranto, Italy. On April 18, 2008, INVEST 2003 S.r.l. purchased 3,293,183 American Depositary Shares, each representing one Ordinary Share, at the price U.S.$ 3.61 per ADS. For more information, refer to Schedule 13D filed with the U.S. Securities and Exchange Commission (“SEC”) on April 24, 2008. In relation to the “Natuzzi Stock Incentive Plan 2004-2009” (see “Item 10. Additional Information—Authorization of Shares”), the total number of new Natuzzi ordinary shares that were assigned without consideration to the beneficiary employees in 2006, 2007 and 2008 represents 0.3% of the current outstanding shares.

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
During 2008, our statutory auditors received in the aggregate approximately € 204,000 in compensation for their services to the Company and its Italian subsidiaries.
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
The Company relies on an exemption from these audit committee requirements provided by Exchange Act Rule 10A-3(c)(3) for foreign private issuers with a board of statutory auditors established in accordance with local law or listing requirements and subject to independence requirements under local law or listing requirements. See “Item 16D. Exemption from Listing Standards for Audit Committees” for more information.
External Auditors
On May 3, 2007, at the annual general shareholders’ meeting, KPMG S.p.A., with offices in Bari, Italy, was appointed as the Company’s external auditors for a three-year period.
Employees
As of December 31, 2008, the Group had 7,569 employees (3,431 in Italy and 4,138 abroad), as compared to 8,219 on December 31, 2007. As of April 30, 2009, the total number of employees was 7,061 (3,433 in Italy and 3,628 abroad), and their average age was approximately 34 years.
Persistent difficult business conditions and continuing unfavourable exchange rate of the U.S. dollar against the currencies of the countries where the Group manufactures products to be exported to the U.S. have negatively affected the Group’s order flows. Therefore, the Group announced for 2008 a further extension of the temporary work force reduction in Italy (through the Cassa Integrazione Guadagni or “CIG,” pursuant to an agreement signed by the Italian Ministry of Labor and the Italian Unions on June 17, 2008), involving approximately 1,200 positions for twelve months. For the same reasons, the Group has also proceeded to downsize its Brazilian operations, which involved approximately 599 workers.

In 2008, the Group obtained from the Italian Government an extension of the temporary work force reduction to cover the period running until June 2009 in the hope of regaining profitability and efficiency, specifically in the Italian plants. The latest data available, as of March 31, 2009, indicates that the equivalent of 1,275 full-time workers have been affected by the reduction during the current year.
In March 2009, in light of the continuing economic difficulties, a new Industrial Plan was defined that has, among other measures, identified the necessity to confirm the temporary workforce reduction plan (through CIG) for a further year. The plan will likely involve 1,540 positions. As of June 16, 2009 the Group obtained a further extension of the temporary work force reduction to cover the period running until June 2010.
Italian law provides that, upon termination of employment for whatever reason, employees located in Italy are entitled to receive certain severance payments based on length of employment. As of December 31, 2008, the Company had € 31.7 million reserved for such termination indemnities, such reserves being equal to the amounts, calculated on a percentage basis, required by Italian law.
The Group’s training activities have not changed substantially during 2008, as they continued in the production and marketing department. The Group is planning, in cooperation with an external consultant, to launch the management training program and commercial training program. The first aims to reinforce the managerial competence of the corporate structure, the second one aims to develop the competence of the sales structure.
The Group also maintains a company intranet and, as a major employer in the Bari/Santeramo area, is an important participant in community life.
Item 7. Major Shareholders and Related Party Transactions
Major Shareholders
Mr. Pasquale Natuzzi, who founded the Company and is currently Chief Executive Officer and Chairman of the Board of Directors, beneficially owns 29,358,089 Ordinary Shares, representing 53.5% of the Ordinary Shares outstanding (58.7% of the Ordinary Shares outstanding if the Ordinary Shares owned by the Natuzzi Family are aggregated). As a result, Mr. Natuzzi controls the Company, including its management and the selection of its Board of Directors.
Since December 16, 2003, Mr. Natuzzi has held his entire beneficial ownership of Natuzzi S.p.A. shares (other than 196 ADSs) through INVEST 2003 S.r.l., an Italian holding company wholly-owned by Mr. Natuzzi and having its registered office at Via Gobetti 8, Taranto, Italy.

The following table sets forth information, as reflected in the records of the Company as of March 31, 2009, with respect to each person who owns 5% or more of the Company’s Ordinary Shares or ADSs:

	Number of
	Shares	Percent
	Owned	Owned

Pasquale Natuzzi (1)	29,358,089	53.5%
Royce & Associates LLC (2)	5,543,300	10.1%
Brandes Investment Partners LP (3)	3,049,457	5.6%
Quaeroq CVBA (4)	2,760,400	5.0%

(1)
Includes ADSs purchased on April 18, 2008. If Mr. Natuzzi’s Ordinary Shares are aggregated with those held by members of the Natuzzi Family, the amount owned would be 32,158,091 and the percentage ownership of Ordinary Shares would be 58.7%.

(2)	According to the Schedule 13G filed with the SEC by Royce & Associates LLC on February 5, 2009.

(3)	According to the Schedule 13G filed with the SEC by Brandes Investment Partners LP on February 12, 2009.

(4)	According to the Schedule 13G filed with the SEC by Quaeroq CVBA on November 18, 2008.
In addition, the Natuzzi Family has a right of first refusal to purchase all the rights, warrants or other instruments which The Bank of New York Mellon, as Depositary under the Deposit Agreement, determines may not lawfully or feasibly be made available to owners of ADSs in connection with each rights offering, if any, made to holders of Ordinary Shares. None of the shares held by the above shareholders have any special voting rights.
As of May 31, 2009, 54,853,045 Ordinary Shares were outstanding. As of the same date, there were 22,648,795 ADSs (equivalent to 22,648,795 Ordinary Shares) outstanding. The ADSs represented 41.3% of the total number of Natuzzi Ordinary Shares issued and outstanding.
Since certain ordinary shares and ADSs are held by brokers or other nominees, the number of direct record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States or of where the direct beneficial owners of such shares are resident.

Related Party Transactions
Since January 2006, neither the Company, nor its parent or any of its subsidiaries was a party to a transaction with a related party that was material to the Company or the related party, or any transaction that was unusual in its nature or conditions, involving goods, services, or tangible or intangible assets, nor is any such transaction presently proposed. During the same period, neither the Company, nor its parent or any of its subsidiaries made any loans to or for the benefit of any related party. For purposes of the foregoing, “related party” refers to:
•
enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company, or unconsolidated enterprises in which the Company has a significant influence or which has significant influence over the Company (including enterprises owned by directors or major shareholders of the Company and enterprises that have a member of key management in common with the Company);

•	individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual’s family;
•
persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of the Company and close members of such individuals’ families; and

•
enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described the previous two bullet points or over which such a person is able to exercise significant influence.

Item 8. Financial Information
Consolidated Financial Statements
Please refer to “Item 18. Financial Statements” of this annual report.
Export Sales
Export sales from Italy totaled approximately € 256.2 million in 2008 down 6.6% from 2007. That figure represents 43.6% of the Group’s 2008 net leather and fabric-upholstered furniture sales.
Legal and Governmental Proceedings
The National Institute for Social Security (INPS — Istituto Nazionale di Previdenza Sociale) requested, in 2005 with a preliminary notice and in 2007 with a final notice, that the Company pay approximately € 19.7 million of social security contributions related to the periods between November 1995 to May 2001. The Company did not pay these contributions because it benefited from certain exemptions granted by the Italian Government in connection with personnel employed under “Training and Work Experience” contracts (Contratti di formazione e lavoro). In 2004, the European Court of Justice ruled that such exemptions constitute State financial aid, and thus conflict with European Union laws and regulations on free competition, and the European Commission ordered the Italian Government to collect all social security contributions not paid in reliance on these exemptions. During 2008, the Company obtained from INPS official notices for the cancellation of the above request for € 18.7 million. For the remainder of the initial request (totaling € 1.0 million), the Company intends to vigorously defend its position. The Company believes that it complied with the law in force at the time it relied on the exemptions and that the request from INPS with respect to periods up to February 2000 should be barred by the statute of limitations in accordance with Italian Law No. 335/1995. As such, the Company has set aside only € 475,000 to cover the social security contributions in connection with employees hired after March 2000. See Note 21 to the Consolidated Financial Statements included in Item 18 of this annual report.

In 2001, the Company brought suit against a competitor alleging copyright infringement. In 2006, the Court in which the suit was filed rejected the Company’s claims and condemned the Company to reimburse the legal costs sustained by the defendant. As of December 31, 2006 the Company estimated the probable amount of these legal costs to be € 1.5 million. This amount has been charged to other income (expense), net in 2006. During 2007 the Company settled its liabilities in connection with these proceedings through an out of court agreement with the opposing party. See Note 24 to the Consolidated Financial Statements included in Item 18 of this annual report.
During 2006, the tax authorities of a foreign country conducted a tax audit on a subsidiary regarding income taxes for the years from 2001 to 2005. As a result of this audit, the tax authorities issued several tax assessments totaling approximately € 8 million. The Company considers many of the issues by the tax authorities baseless, irrational, and inadequately documented, and has initiated an action in order to obtain the cancellation of the requested amounts. The Company intends to vigorously defend its position. However, the Company believes that the probable liability related to the aforementioned tax assessments is approximately € 1.3 million. Therefore, the Company has charged this amount of € 1.3 million to other income (expense) net in 2006.
During 2006, the Company charged to other income (expense), net the amount of € 1.2 million because of a probable charge related to a misinterpretation of customs duties regulation in a foreign country.
During 2007, the Company charged to other income (expense), net the amount of €2.2 million for the probable tax contingent liabilities related to income taxes and other taxes of some foreign subsidiaries. This represents the probable amount that could be claimed back by the tax authorities in case of tax audit. See Note 24 to the Consolidated Financial Statements included in Item 18 of this annual report.
Furthermore, in 2007, the Company set up a provision of € 0.8 million for contingent liabilities related to several minor claims and legal actions arising in the ordinary course of business. See Note 24 to the Consolidated Financial Statements included in Item 18 of this annual report.
During 2008, the Company charged to other income (expense), net the amount of € 2.2 million for the probable tax contingent liabilities related to income taxes and other taxes of some foreign subsidiaries. This represents the probable amount that could be claimed back by the tax authorities in case of tax audit. See Note 24 to the Consolidated Financial Statements included in Item 18 of this Annual Report.
Furthermore, in 2008, the Company set up a provision of € 1.0 million for contingent liabilities related to several minor claims and legal actions arising in the ordinary course of business. See Note 24 to the Consolidated Financial Statements included in Item 18 of this annual report.
In addition, the Group is involved in several minor claims and legal actions arising in the ordinary course of business.
Apart from the proceedings described above, neither the Company nor any of its subsidiaries is a party to any legal or governmental proceeding that is pending or, to the Company’s knowledge, threatened or contemplated against the Company or any such subsidiary that, if determined adversely to the Company or any such subsidiary, would have a materially adverse effect, either individually or in the aggregate, on the business, financial condition or results of the Group’s operations.

Dividends
Considering that the Group reported a negative net result in 2008, it decided not to distribute dividends for the year ended on December 31, 2008 because of the capital requirements necessary to implement the restructuring of its operations and its planned retail and marketing activities. The Group has also not paid dividends in each of the prior three fiscal years.
The payment of future dividends will depend upon the Company’s earnings and financial condition, capital requirements, governmental regulations and policies and other factors. Accordingly, there can be no assurance that dividends in future years will be paid at a rate similar to dividends paid in past years or at all.
Dividends paid to owners of ADSs or Ordinary Shares who are United States residents qualifying under the Income Tax Convention will generally be subject to Italian withholding tax at a maximum rate of 15%, provided that certain certifications are given timely. Such withholding tax will be treated as a foreign income tax which U.S. owners may elect to deduct in computing their taxable income, or, subject to the limitations on foreign tax credits generally, credit against their United States federal income tax liability. See “Item 10. Additional Information—Taxation—Taxation of Dividends.”
Item 9. The Offer and Listing
Trading Markets and Share Prices
Natuzzi’s Ordinary Shares are listed on the New York Stock Exchange (“NYSE”) in the form of ADSs under the symbol “NTZ.” Neither the Company’s Ordinary Shares nor its ADSs are listed on a securities exchange outside the United States. The Bank of New York Mellon is the Company’s Depositary for purposes of issuing the American Depositary Receipts (“ADRs”) evidencing ADSs.
Trading in the ADSs on the NYSE commenced on May 15, 1993. The following table sets forth, for the periods indicated, the high and low closing prices per ADS as reported by the NYSE.

	New York Stock Exchange
	Price per ADS
	High	Low
	(in US dollars)

2004	11.55	9.23
2005	11.65	6.76
2006	8.65	6.32
2007	9.60	4.36
2008	4.63	1.63

2007
First quarter	9.60	8.15
Second quarter	8.53	7.18
Third quarter	8.31	5.26
Fourth quarter	6.84	4.36

2008
First quarter	4.63	3.20
Second quarter	4.10	3.16
Third quarter	4.04	2.61
Fourth quarter	3.43	1.63

Monthly data
December 08	2.40	1.63
January 09	1.96	1.46
February 09	1.76	1.40
March 09	1.63	1.00
April 09	1.55	1.00
May 09	2.11	1.54
June (through June 19)	2.30	1.92
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
Italian issuers of shares that are not listed on a regulated market of the European Community are governed by the rules of the Italian civil code as modified by the corporate law reform which took effect on January 1, 2004 (the “Civil Code”).
On July 23, 2004, the Company’s shareholders approved a number of amendments to the Company’s By-laws dictated or made possible by the so-called “corporate law reform.” The following summary takes into account the corporate law reform and the consequent amendments to the Company’s By-laws.
General — The issued share capital of the Company consists of 54,853,045 Ordinary Shares, with a par value of € 1.00 per share. All the issued shares are fully paid, non-assessable and in registered form.
The Company is registered with the Companies’ Registry of Bari at No. 19551, with its registered office in Bari, Italy.

As set forth in Article 3 of the By-laws, the Company’s corporate purpose is the production, marketing and sale of sofas, armchairs, furniture in general and raw materials used for their production. The Company is generally authorized to take any actions necessary or useful to achieve its corporate purpose.
Authorization of Shares — At the extraordinary meeting of the Company’s shareholders on July 23, 2004, shareholders authorized the Company’s Board of Directors to carry out a free capital increase of up to € 500,000, and a capital increase against payment of up to € 3.0 million to be issued, in connection with the grant of stock options to employees of the Company. On January 24, 2006 the Company’s Board of Directors, in accordance with the Regulations of the “Natuzzi Stock Incentive Plan 2004-2009” (which was approved by the Board of Directors in a meeting held on July 23, 2004), decided to issue without consideration 56,910 new Ordinary Shares in favor of the beneficiary employees. Consequently, the number of Ordinary Shares increased on the same date from 54,681,628 to 54,738,538. On January 23, 2007, the Company’s Board of Directors, in accordance with the Regulations of the “Natuzzi Stock Incentive Plan 2004-2009,” decided to issue without consideration 85,689 new Ordinary Shares in favor of beneficiary employees. Consequently, the number of Ordinary Shares increased on the same date from 54,738,538 to 54,824,227. On January 24, 2008 the Company’s Board of Directors, in accordance with the Regulations of the “Natuzzi Stock Incentive Plan 2004-2009,” decided to issue without consideration 28,818 new Ordinary Shares in favor of the beneficiary employees. Consequently, the number of Ordinary Shares increased on the same date from 54,824,227 to 54,853,045.
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
Dividends will be paid in the manner and on the date specified in the shareholders’ resolution approving their payment (usually within 30 days of the annual general meeting). Dividends that are not collected within five years of the date on which they become payable are forfeited to the benefit of the Company. Holders of ADSs will be entitled to receive payments in respect of dividends on the underlying shares through The Bank of New York Mellon, as ADR depositary, in accordance with the deposit agreement relating to the ADRs.
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
Board of Directors — Pursuant to the Company’s By-laws, the Company may be run by a sole director or by a board of directors, consisting of seven to eleven individuals. The Company is currently run by a board of directors composed of eight individuals (see “Item 6. Directors, Senior Management and Employees”). The Board of Directors is elected at a shareholders’ meeting, for the period established at the time of election but in no case for longer than three fiscal years. A director, who may but is not required to be a shareholder of the Company, may be reappointed for successive terms. The Board of Directors has complete power of ordinary and extraordinary administration of the Company after specific authorization in the cases requested by the law and in particular may perform all acts it deems advisable for the achievement of the Company’s corporate purposes, except for the actions reserved by applicable law or the By-laws to a vote of the shareholders at an ordinary or extraordinary shareholders’ meeting. See also “Item 10. Additional Information—Meetings of Shareholders.”
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
The Board of Directors may not delegate certain responsibilities, including the preparation and approval of the draft financial statements, the approval of merger and de-merger plans to be presented to shareholders’ meetings, increases in the amount of the Company’s share capital or the issuance of convertible debentures (if any such power has been delegated to the Board of Directors by vote of the extraordinary shareholders’ meeting) and the fulfilment of the formalities required when the Company’s capital has to be reduced as a result of accumulated losses that reduce the Company’s stated capital by more than one-third. See also “Item 10. Additional Information—Meetings of Shareholders”.
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

Directors having any interest in a proposed transaction must disclose their interest to the board and to the statutory auditors, even if such interest is not in conflict with the interest of the Company in the same transaction. The interested director is not required to abstain from voting on the resolution approving the transaction, but the resolution must state explicitly the reasons for, and the benefit to the Company of, the approved transaction. In the event that these provisions are not complied with, or that the transaction would not have been approved without the vote of the interested director, the resolution may be challenged by a director or by the board of statutory auditors if the approved transaction may be prejudicial to the Company. A managing director must solicit prior board approval of any proposed transaction in which he has any interest and that is within the scope of his powers. The interested director may be held liable for damages to the Company resulting from a resolution adopted in breach of the above rules. Finally, directors may be held liable for damages to the Company if they illicitly profit from insider information or corporate opportunities.
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
External Auditor — The Civil Code requires most companies to appoint an external auditor or a firm of external auditors, each of them qualified to act in such capacity under Italian law, that shall verify during the fiscal year, that (i) the company’s accounting records are correctly kept and accurately reflect the company’s activities, and (ii) that the financial statements correspond to the accounting records and the verifications conducted by the external auditors and comply with applicable rules. The external auditor or the firm of external auditors express their opinion on the financial statements in a report that may be consulted by the shareholders prior to the annual shareholders’ meeting.
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
The Company may hold general meetings of shareholders at its registered office in Bari, at its executive offices in Santeramo, or elsewhere within Italy or at locations outside Italy, following publication of notice of the meeting in any of the following Italian newspapers: “Il Sole 24 Ore,” “Corriere della Sera” or “La Repubblica” at least 15 days before the date fixed for the meeting.
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
The notice of a shareholders’ meeting may specify up to two meeting dates for an ordinary or extraordinary shareholders’ meeting; such meeting dates are generally referred to as “calls.”
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
In May 2009, the ordinary shareholders’ meeting of the Company approved a share buyback program as proposed by the Board of Directors. As of the date hereof, the share buyback program has not been implemented, but it is intended to be executed within 18 months from the date of the shareholders, meeting authorization.
The share buyback program will be for a maximum of two million Natuzzi ordinary shares, to be purchased within a price range of minimum U.S.$ 1.40 per share and maximum according to Rule 10b-18 of the Securities Exchange Act with reference to the Market Price and in case of purchase “out of the market” a maximum of 5% in excess of the Market Price.
The share buyback program is aimed at covering a stock grant plan for top management linked to the achievement of the 2009-2011 Business Plan targets (see “Item 6. Directors, Senior Management and Employees—Compensation of Directors and Officers”) and supporting the share price of Natuzzi ADR’s listed on the NYSE.
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
Certain Contracts
As of March 31, 2009, the Group entrusted approximately 5% of its production needs, primarily relating to the assembly of raw materials and finished parts into finished products, to subcontractors located either in, or within a 25-mile radius of the Santeramo area.

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
Certain procedural requirements, however, are imposed by law. Updated reporting and record-keeping requirements are contained in Italian legislation implementing EC Directive No. 88/361/EEC regarding the free movement of capital (Law Decree No. 167/1990). Such legislation requires that transfers into or out of Italy of cash or securities in excess of €10,000 be reported in writing to the Bank of Italy by residents or non-residents that effect such transfers directly, or by credit institutions and other intermediaries that effect such transactions on their behalf. Moreover, pursuant to EC Directive No. 91/308/EEC, EC Directive No. 2001/97/EC and EC Directive No. 2005/60/EC regarding the prevention of the use of the financial system for the purpose of money laundering and terrorist financing and the relevant Italian implementing measures, credit institutions and other intermediaries effecting such transactions on behalf of residents or non-residents of Italy are required to maintain records of such transactions for ten years, which may be inspected at any time by Italian tax and judicial authorities. Non-compliance with the reporting and record-keeping requirements may result in administrative fines or, in the case of false reporting and in certain cases of incomplete reporting, criminal penalties. The Bank of Italy is required to maintain reports for ten years and may use them, directly or through other government offices, to police money laundering, tax evasion and any other unlawful activity.
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
For purposes of the summary, beneficial owners of Ordinary Shares or ADSs who are considered residents of the United States for purposes of the current income tax convention between the United States and Italy (the “Income Tax Convention”), and are not subject to an anti-treaty shopping provision that applies in limited circumstances, are referred to as “U.S. owners”. Beneficial owners who are citizens or residents of the United States, corporations organized under U.S. law, and U.S. partnerships, estates or trusts (to the extent their income is subject to U.S. tax either directly or in the hands of partners or beneficiaries) generally will be considered to be residents of the United States under the Income Tax Convention. Special rules apply to U.S. owners who are also residents of Italy. A new tax treaty to replace the current Income Tax Convention was signed on August 25, 1999, but was only recently ratified by Italy, pursuant to Law No. 20 of March 3, 2009, and has not yet entered into force. The new treaty would not change significantly the provisions of the Income Tax Convention that are discussed below (except that it would clarify the availability of benefits to certain tax-exempt organizations). These laws are subject to change, possibly on a retroactive basis.
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
Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the Company’s shares or ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends”. Dividends paid on the ADSs will be treated as qualified dividends if (i) the Company is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The Income Tax Convention has been approved for the purposes of the qualified dividend rules. Based on the Company’s audited financial statements and relevant market and shareholder data, the Company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2008 taxable year. In addition, based on the Company’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC for its 2009 taxable year.
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

Taxation of Capital Gains
Italian Tax Considerations — Under Italian law, capital gains tax (“CGT”) is levied on capital gains realized by non-residents from the disposal of shares in companies resident in Italy for tax purposes even if those shares are held outside of Italy. Capital gains realized by non-resident holders on the sale of non-qualified shareholdings (as defined below) in companies listed on a stock exchange and resident in Italy for tax purposes (as is the Company’s case) are not subject to CGT.
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
Capital gains realized upon disposal of a “qualified” shareholding are partially included in the shareholders’ taxable income. Following the enactment of Law No. 244 of December 24, 2007 (the 2008 Budget Law), the amount of such capital gains subject to tax has increased from 40% to 49.72% with respect to capital gains realized as of January 1, 2009. The previous 40% exemption threshold percentage would still apply to capital gains realized before January 1, 2009, even if not cashed yet at that date. If a taxpayer realizes taxable capital gains in excess of 49.72% of capital losses of a similar nature incurred in the same tax year, such excess amount is included in his total taxable income. If 49.72% of such taxpayer’s capital losses exceeds its taxable capital gains, then the excess amount can be carried forward and deducted from the taxable amount of similar capital gains realized by such person in the following tax years, up to the fourth, provided that it is reported in the tax report in the year of disposal.
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

Documents on Display
The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. In accordance therewith, the Company is required to file reports, including annual reports on Form 20-F, and other information with the U.S. Securities and Exchange Commission. These materials, including this annual report on Form 20-F, are available for inspection and copying at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. As a foreign private issuer, we have been required to make filings with the SEC by electronic means since November 4, 2002. Any filings we make electronically will be available to the public over the Internet at the SEC’s website at http://www.sec.gov. The Form 20-F and reports and other information filed by the Company with the Commission will also be available for inspection by ADS holders at the Corporate Trust Office of The Bank of New York Mellon at 101 Barclay Street, New York, New York 10286.
Item 11. Quantitative and Qualitative Disclosures About Market Risk
The following discussion of the Group’s risk management activities include “forward-looking statements” that involve risks and uncertainties. Actual results could differ materially from those projected in the forward looking statements. See “Item 3. Key Information—Forward Looking Information.” A significant portion of the Group’s net sales, but only approximately 40% of its costs, are denominated in currencies other than the euro, in particular the U.S. dollar.
The Group is exposed to market risks principally from fluctuations in the exchange rates between the euro and other currencies, including in particular the U.S. dollar, and to a significantly lesser extent, from variations in interest rates.
Exchange Rate Risks
The Group’s foreign exchange rate risks in 2008 arose principally in connection with U.S. dollars, British pounds, Canadian dollars, Australian dollars, Swiss francs, Swedish kroner, Norwegian kroner, Danish kroner and Japanese yen.
As of December 31, 2008 and 2007, the Group had outstanding trade receivables denominated in foreign currencies totaling € 66.2 million and € 59.1 million, respectively, of which 73.4% and 66.5%, respectively, were denominated in U.S. dollars. On those same dates, the Group had € 18.4 million and € 14.4 million, respectively, of trade payables denominated in foreign currencies, principally U.S. dollars. See Notes 6 and 12 to the Consolidated Financial Statements included in Item 18 of this annual report.
As of December 31, 2008, the Company was a party to a number of forward exchange contracts (known in Italy as domestic currency swaps) designed to hedge future sales denominated in U.S. dollars and other currencies. The Group does not use foreign exchange contracts for speculative trading purposes. At such date, the notional amounts of such forward exchange contracts totaled € 129.2 million (compared to € 162.5 million as of December 31, 2007), consisting of forward exchange contracts with notional amounts of U.S.$ 95.6 million, € 25.3 million, Canadian dollar 16.3 million, Swiss franc 3.1 million, Australian dollar 16.3 million, Japanese yen 55.0 million, British pound 9.5 million, Swedish kroner 15.5 million, Danish kroner 12.5 million and Norwegian kroner 20.0 million. Such contracts had various maturities extending through December 2009. See Note 25 to the Consolidated Financial Statements included in Item 18 of this annual report.

The table below summarizes in thousands of euro equivalent the contractual amounts of forward exchange contracts designed to hedge future cash flows from accounts receivable and sales orders at December 31, 2008 and 2007:

Euro equivalent of contractual amounts	December 31,
of forward exchange contracts as of	2008	2007

U.S. dollars	€62,561	€58,724
Euro	25,292	46,326
British pounds	11,988	8,751
Canadian dollars	11,463	18,930
Australian dollars	9,771	16,503
Norwegian kroner	2,492	7,071
Swiss francs	1,973	620
Danish kroner	1,675	2,681
Swedish kroner	1,644	2,616
Japanese yen	360	292

Total	€129,219	€162,514

As of December 31, 2008, these forward exchange contracts had a net unrealized loss of € 4.5 million, versus a net unrealized gain of € 0.9 million as of December 31, 2007. The Group recorded this amount in other income (expense), net in its Consolidated Financial Statements. See Note 24 to the Consolidated Financial Statements included in Item 18 of this annual report.
The following table presents information regarding the contract amount in thousands of euro equivalent and the estimated fair value of all of the Group’s forward exchange contracts. Contracts with unrealized gains are presented as “assets” and contracts with unrealized losses are presented as “liabilities.”

	December 31, 2008		December 31, 2007
	Contract	Unrealized	Contract	Unrealized
	Amount	gains (losses)	Amount	gains (losses)
Assets	38,898	6,799	97,967	4,995
Liabilities	90,321	(11,270)	65,547	(4,049)

Total	129,219	(4,471)	162,514	946

The Group’s forward exchange contracts as of December 31, 2008 had maturities of a maximum of 12 months. The potential loss in fair value of the Group’s forward exchange contracts as of December 31, 2008 that would have resulted from a hypothetical, instantaneous and unfavorable 10% change in currency exchange rates would have been approximately € 18.5 million. This sensitivity analysis assumes an instantaneous unfavorable 10% fluctuation in exchange rates affecting the foreign currencies of the Group’s domestic currency swap contracts.

For the accounting of transactions entered into in an effort to reduce the Group’s exchange rate risks, see Notes 3, 24 and 25 to the Consolidated Financial Statements included in Item 18 of this annual report.
Interest Rate Risks
To a significantly lesser extent, the Group is also exposed to interest rate risk. As of December 31, 2008, the Group had € 13.5 million (equivalent to 2.5% of the Group’s total assets as of that date) in debt outstanding (short-term borrowings and long-term debt, including the current portion of such debt), which is for the most part subject to floating interest rates. See Notes 11 and 16 to the Consolidated Financial Statements included in Item 18 of this annual report.
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
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Item 15. Controls and Procedures
(a) Disclosure Controls and Procedures — The Company carried out an evaluation under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2008. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
Based on the Company’s evaluation of its disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2008 to provide reasonable assurance that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s applicable rules and forms, and that it is accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control Over Financial Reporting — The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Even when determined to be effective, they can provide only reasonable assurance regarding the reliability of financial reporting and the preparation and presentation of financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.
To assess the effectiveness of the Company’s internal control over financial reporting, the Company’s management, including the Chief Executive Officer and the Chief Financial Officer, used the criteria described in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).
The Company’s management assessed the effectiveness of its internal control over financial reporting as of December 31, 2008. Based on such assessment, the Company’s management has concluded that as of December 31, 2008, the Company’s internal control over financial reporting was effective and that there were no material weaknesses in the Company’s internal control over financial reporting.
The effectiveness of internal control over financial reporting as of December 31, 2008 has been audited by KPMG S.p.A., an independent registered public accounting firm, as stated in their report on the Company’s internal control over financial reporting, which follows below.
(c) Attestation Report of the Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm
To the Shareholders of Natuzzi S.p.A.
We have audited Natuzzi S.p.A. and subsidiaries (the ‘Natuzzi Group’) internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Natuzzi Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s annual report on internal control over financial reporting. Our responsibility is to express an opinion on the Natuzzi Group’s internal control over financial reporting based on our audit.

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
In our opinion, the Natuzzi Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Natuzzi Group as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2008, and our report dated June 25, 2009 expressed an unqualified opinion on those consolidated financial statements.
KPMG S.p.A.
Bari, Italy
June 25, 2009
(d) Changes in Internal Control Over Financial Reporting — There has been no change in our internal control over financial reporting during 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]
Item 16A. Audit Committee Financial Expert
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
Item 16B. Code of Ethics
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
Item 16C. Principal Accountant Fees and Services
The following table sets forth the aggregate fees billed and billable to the Company by its independent auditors, KPMG in Italy and abroad during the fiscal years ended December 31, 2008 and 2007, for audit fees, audit-related fees, tax fees and all other fees for audit ICOFR (SOA 404).

	2008	2007
	(in euros)

Audit fees	1,090,681	1,063,000
Audit-related fees	—	—
Tax fees	—	—
Other fees	—	—

Total fees	1,090,681	1,063,000

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

Item 16D. Exemptions from the Listing Standards for Audit Committees.
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
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
With the exception of the transaction(s) disclosed below, from January 1, 2008 to December 31, 2008, no purchases were made by or on behalf of the Company or any affiliated purchaser of the Company’s Ordinary Shares or ADSs.
On April 18, 2008, Mr. Pasquale Natuzzi, the Company’s controlling shareholder, acting through his personal holding company, INVEST 2003 S.r.l., purchased 3,293,183 ADSs, each representing one Ordinary Share, at a price of U.S.$3.61 (€2.32) per ADS. The purchase consisted of a single, privately negotiated transaction, with a single entity (acting on behalf of its client accounts) and was effected through the Institutional Delivery System of Depository Trust Company. This purchase was not carried out as part of a publicly announced plan or program, nor is there any such plan or program in place.
Item 16F. Change in Registrant’s Certifying Accountant
Not applicable.

Item 16G. Corporate Governance
Corporate governance rules for Italian stock corporations (società per azioni) like the Company, whose shares are not listed on a regulated market in the European Union, are set forth in the Civil Code. As described in more detail below, the Italian corporate governance rules set forth in the Civil Code differ in a number of ways from those applicable to U.S. domestic companies under NYSE listing standards, as set forth in the NYSE Listed Company Manual.
As a general rule, a company’s main corporate bodies are governed by the Civil Code and are assigned specific powers and duties that are legally binding and cannot be derogated from. The Company follows the traditional Italian corporate governance system, with a board of directors (consiglio di amministrazione) and a separate board of statutory auditors (collegio sindacale) with supervisory functions. The two boards are separate and no individual may be a member of both boards. Both the members of the Board of Directors and the members of the board of statutory auditors owe duties of loyalty and care to the Company. As required by Italian law, an external auditor (revisore contabile) is in charge of auditing its financial statements. The members of the Company’s Board of Directors and board of statutory auditors, as well as the external auditor, are directly and separately appointed by shareholder resolution at the general shareholders’ meetings. This system contrasts with the unitary system envisaged for U.S. domestic companies by the NYSE listing standards, which contemplate the Board of Directors serving as the sole governing body.
Below is a summary of the significant differences between Italian corporate governance rules and practices, as the Company has implemented them, and those applicable to U.S. issuers under NYSE listing standards, as set forth in the NYSE Listed Company Manual.
Independent Directors
NYSE Domestic Company Standards — The NYSE listing standards applicable to U.S. companies provide that “independent” directors must comprise a majority of the board. In order for a director to be considered “independent”, the board of directors must affirmatively determine that the director has no “material” direct or indirect relationship with the company. These relationships “can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationship (among others).”
More specifically, a director is not independent if such director or his/her immediate family members has certain specified relationships with the company, its parent, its consolidated subsidiaries, their internal or external auditors, or companies that have significant business relationships with the company, its parent or its consolidated subsidiaries. Ownership of a significant amount of stock is not a per se bar to independence. In addition, a three-year “cooling off “ period following the termination of any relationship that compromised a director’s independence must lapse before that director can again be considered independent.
Our Practice — The presence of a prescribed number of independent directors on the Company’s board is neither mandated by any Italian law applicable to the Company nor required by the Company’s By-laws.

However, Italian law sets forth certain independence requirements applicable to the Company’s statutory auditors. Statutory auditors’ independence is assessed on the basis of the following rules: a person who (i) is a director, or the spouse or a close relative of a director, of the Company or any of its affiliates, or (ii) has an employment or a regular consulting or similar relationship with the Company or any of its affiliates, or (iii) has an economic relationship with the Company or any of its affiliates which might compromise his/her independence, cannot be appointed to the Company’s board of statutory auditors. Although the Civil Code does not specifically provide for a cooling-off period, any member of the board of statutory auditors who is a chartered public accountant (inscritto nel registro dei revisori contabili) and has had a regular or material consulting relationship with the Company or its affiliates within two years prior to appointment, or has been employed by, or served as director of, the Company or its affiliates, within three years prior to appointment, may be suspended or cancelled from the register of chartered public accountants. The Civil Code mandates that at least one member of the board of statutory auditors be a chartered public accountant. Each of the current members of the board of statutory auditors is a chartered public accountant.
Executive Sessions
NYSE Domestic Company Standards — Non-executive directors of U.S. companies listed on the NYSE must meet regularly in executive sessions, and independent directors should meet alone in an executive session at least once a year.
Our Practice — In Italy, neither non-executive directors nor independent directors are required to meet in executive sessions. The members of the Company’s board of statutory auditors are required to meet at least every 90 days.
Audit Committee and Internal Audit Function
NYSE Domestic Company Standards — U.S. companies listed on the NYSE are required to establish an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act and certain additional requirements set by the NYSE. In particular, all members of this committee must be independent and the committee must adopt a written charter. The committee’s prescribed responsibilities include (i) the appointment, compensation, retention and oversight of the external auditors; (ii) establishing procedures for the handling of “whistle blower” complaints; (iii) discussion of financial reporting and internal control issues and critical accounting policies (including through executive sessions with the external auditors); (iv) the approval of audit and non-audit services performed by the external auditors and (v) the adoption of an annual performance evaluation. A company must also have an internal audit function, which may be out-sourced, except to the independent auditor.
Our Practice — Rule 10A-3 under the Exchange Act provides that foreign private issuers with a board of statutory auditors established in accordance with local law or listing requirements and meeting specified requirements with regard to independence and responsibilities (including the performance of most of the specific tasks assigned to audit committees by Rule 10A-3, to the extent permitted by local law) (the “Statutory Auditor Requirements”) are exempt from the audit committee requirements established by the rule. The Company is relying on this exemption on the basis of its separate board of statutory auditors, which is permitted by the Civil Code and which satisfies the Statutory Auditor Requirements. The Company also has an internal auditor function, which it has not outsourced.

Compensation Committee
NYSE Domestic Company Standards — Under NYSE standards, the compensation of the CEO of U.S. domestic companies must be approved by a compensation committee (or equivalent) comprised solely of independent directors. The compensation committee must also make recommendations to the board of directors with regard to the compensation of other officers, incentive compensation plans and equity-based plans. Disclosure of individual management compensation information for these companies is mandated by the Exchange Act’s proxy rules, from which foreign private issuers are generally exempt.
Our Practice — The Company has not established a compensation committee. As a matter of Italian law, the compensation of executive directors is determined by the Board of Directors, while the Company’s shareholders determine the base compensation of all the Board members, including non-executive directors. Compensation of the Company’s executive officers is determined by the Chairman. The Company does not produce a compensation report. However, the Company discloses aggregate compensation of all of its directors in its annual financial statements prepared in accordance with Italian GAAP and in Item 6 of its annual report on Form 20-F.
Nominating Committee
NYSE Domestic Company Standards — Under NYSE standards, a domestic company must have a nominating committee (or equivalent) comprised solely of independent directors, which is responsible for nominating directors.
Our Practice — The Company has not established a nominating committee (or equivalent) responsible for nominating its directors. Directors may be nominated by any of the Company’s shareholders or the Company’s Board of Directors.
Corporate Governance and Code of Ethics
NYSE Domestic Company Standards — Under NYSE standards, a company must adopt governance guidelines and a code of business conduct and ethics for directors, officers and employees. A company must also publish these items on its website and provide printed copies on request. Section 406 of the Sarbanes-Oxley Act requires a company to disclose whether it has adopted a code of ethics for its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and if not, the reasons why it has not done so. The NYSE listing standards applicable to U.S. companies provide that codes of conduct and ethics should address, at a minimum, conflicts of interest; corporate opportunities; confidentiality; fair dealing; protection and use of company assets; legal compliance; and reporting of illegal and unethical behavior. Corporate governance guidelines must address, at a minimum, directors’ qualifications, responsibilities and compensation; access to management and independent advisers; management succession; director orientation and continuing education; and annual performance evaluation of the board.

Our Practice — The Company is in the process of improving certain of its corporate governance guidelines (including with respect to its internal control system, significant transactions, transactions with related parties, and internal dealing), and is in the process of adopting a compliance program to prevent certain criminal offenses. The Company has adopted a code of ethics that applies to all employees of the Company, including the Company’s Chief Executive Officer, Chief Financial Officer, and principal accounting officer. The Company believes that its code of ethics and the conduct and procedures adopted by the Company address the relevant issues contemplated by the NYSE standards applicable to U.S. companies noted above. Its corporate governance guidelines, on the other hand, do not address all of the issues contemplated by the NYSE standards.
Certifications as to Violations of NYSE Standards
NYSE Domestic Company Standards — Under NYSE listing standards, the CEO of a U.S. company listed on the NYSE must certify annually to the NYSE that he or she is not aware of any violation by the company of the NYSE corporate governance standards. The company must disclose this certification, as well as that the CEO/CFO certification required under Section 302 of the Sarbanes-Oxley Act of 2002, has been made in the company’s annual report to shareholders (or, if no annual report to shareholders is prepared, its annual report on Form 10-K). Each listed company on the NYSE, both domestic and foreign issuers, must submit an annual written affirmation to the NYSE regarding compliance with applicable NYSE corporate governance standards. In addition, each listed company on the NYSE, both domestic and foreign issuers, must submit interim affirmations to the NYSE upon the occurrence of specified events. A domestic issuer must file such an interim affirmation whenever the independent status of a director changes, a director is added or leaves the board, a change occurs to the composition of the audit, nominating/corporate governance, or compensation committee, or there is a change in the company’s classification as a “controlled company.”
The CEO of both domestic and foreign issuers listed on the NYSE must promptly notify the NYSE in writing if any executive officer becomes aware of any material non-compliance with the NYSE corporate governance standards.
Our Practice — Under the NYSE rules, the Company’s CEO is not required to certify annually to the NYSE whether he is aware of any violation by the Company of the NYSE corporate governance standards. However, the Company is required to submit an annual affirmation of compliance with applicable NYSE corporate governance standards to the NYSE within 30 days of the filing of its annual report on Form 20-F with the U.S. Securities and Exchange Commission. The Company is also required to submit to the NYSE an interim written affirmation any time it is no longer eligible to rely on, or chooses to no longer rely on, a previously applicable exemption provided by Rule 10A-3, or if a member of its audit committee ceases to be deemed independent or an audit committee member had been added.
Under NYSE rules, the Company’s CEO must notify the NYSE in writing if any executive officer becomes aware of any material non-compliance by the Company with NYSE corporate governance standards.
Shareholder Approval of Adoption and Modification of Equity Compensation Plans
NYSE Domestic Company Standards — Shareholders of a U.S. company listed on the NYSE must approve the adoption of and any material revision to the company’s equity compensation plans, with certain exceptions.

Our Practice — Although the Company’s shareholders must authorize (i) the issuance of shares in connection with capital increases, and (ii) the buy-back of its own shares, the adoption of equity compensation plans does not per se require prior approval of the shareholders.
PART III
Item 17. Financial Statements
Our financial statements have been prepared in accordance with Item 18 hereof.
Item 18. Financial Statements
Our audited consolidated financial statements are included in this annual report beginning at page F-1.
Item 19. Exhibits
1.1
English translation of the by-laws (Statuto) of the Company, as amended and restated as of January 24, 2008 (incorporated by reference to the Form 20-F filed by Natuzzi S.p.A. with the Securities Exchange Commission on June 30, 2008, file number 1-11854).

2.1
Deposit Agreement dated as of May 15, 1993, as amended and restated as of December 31, 2001, among the Company, The Bank of New York, as Depositary, and owners and beneficial owners of ADRs (incorporated by reference to the Form 20-F filed by Natuzzi S.p.A. with the Securities and Exchange Commission on July 1, 2002, file number 1-11854).

8.1	List of Significant Subsidiaries.
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Report of Independent Registered Public Accounting Firm
To the Shareholders of
Natuzzi S.p.A.
We have audited the accompanying consolidated balance sheets of Natuzzi S.p.A. and subsidiaries (the ‘Natuzzi Group’) as of December 31, 2008 and 2007 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the management of Natuzzi S.p.A.. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Natuzzi Group as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with established accounting principles in the Republic of Italy.
Established accounting principles in the Republic of Italy vary in certain significant respects from generally accepted accounting principles in the United States of America. Information relating to the nature and effect of such differences is presented in note 27 to the consolidated financial statements.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Natuzzi Group’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 25, 2009 expressed an unqualified opinion on the effectiveness of the Natuzzi Group’s internal control over financial reporting.
KPMG S.p.A.
Bari, Italy
June 25, 2009

Natuzzi S.p.A. and Subsidiaries
Consolidated Balance Sheets as of December 31, 2008 and 2007
(Expressed in thousands of euros)

	December 31,	December 31,
	2008	2007

ASSETS
Current assets:
Cash and cash equivalents (note 4)	47,307	87,459
Marketable debt securities (note 5)	4	4
Trade receivables, net (note 6)	122,783	117,722
Other receivables (note 7)	46,185	47,784
Inventories (note 8)	92,012	107,290
Unrealized foreign exchange gains (note 25)	4,724	946
Prepaid expenses and accrued income	1,259	1,847
Deferred income taxes (note 14)	4,219	1,079

Total current assets	318,493	364,131

Non current assets:
Property plant and equipment (notes 9 and 22)	406,147	413,730
Less accumulated depreciation (notes 9 and 22)	(194,366)	(177,880)

Net property, plant and equipment	211,781	235,850
Other assets (note 10)	13,342	17,276
Deferred income taxes (note 14)	179	212

Total assets	543,795	617,469

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings (note 11)	9,701	7,576
Current portion of long-term debt (note 16)	514	317
Accounts payable-trade (note 12)	68,577	89,247
Accounts payable-other (note 13)	29,743	29,813
Unrealized foreign exchange losses (note 25)	9,195	—
Income taxes (note 14)	1,798	1,585
Salaries, wages and related liabilities (note 15)	16,811	17,531

Total current liabilities	136,339	146,069

Long-term liabilities:
Employees’ leaving entitlement (note 3 (n) )	31,677	33,343
Long-term debt (note 16)	3,266	2,116
Deferred income for capital grants (note 3 (m) )	12,058	13,332
Other liabilities (note 17)	14,442	10,866
Minority interest (note 18)	795	146
Shareholders’ equity (note 19) :
Share capital	54,853	54,824
Reserves	42,780	42,292
Additional paid-in capital	8,282	8,282
Retained earnings	239,303	306,199

Total shareholders’ equity	345,218	411,597

Committments and contingent liabilities (notes 21 and 25)	—	—
Total liabilities and shareholders’ equity	543,795	617,469

See accompanying notes to the consolidated financial statements

Natuzzi S.p.A. and Subsidiaries
Consolidated Statements of Operations
Years ended December 31, 2008, 2007 and 2006
 (Expressed in thousands of euros except per share data)

	2008	2007	2006

Net sales (note 22)	666,026	634,402	735,439
Cost of sales (note 23)	(478,770)	(460,589)	(490,563)

Gross profit	187,256	173,813	244,876

Selling expenses	(172,338)	(173,885)	(186,238)
General and administrative expenses	(49,914)	(49,038)	(42,164)

Operating income (loss)	(34,996)	(49,110)	16,474

Other income (expense), net (note 24)	(25,818)	(2,646)	2,847

Earnings (loss) before taxes and minority interest	(60,814)	(51,756)	19,321

Income taxes (note 14)	(1,556)	(11,387)	(7,085)

Earnings (loss) before minority interest	(62,370)	(63,143)	12,236

Minority interest	432	496	103

Net earnings (loss)	(61,938)	(62,647)	12,339

Basic earnings (loss) per share (note 3 (z))	(1.13)	(1.14)	0.23

Diluted earnings (loss) per share (note 3 (z))	(1.13)	(1.14)	0.23

See accompanying notes to the consolidated financial statements

Natuzzi S.p.A. and Subsidiaries
Consolidated Statements of Changes in Shareholders’ Equity
Years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of euros except number of ordinary shares)

	Share capital			Additional
	Number of			paid-in	Retained
	ordinary shares	Amount	Reserves	capital	earnings	Total

Balances at December 31, 2005	54,681,628	54,682	42,292	8,282	367,769	473,025

Increase share capital	56,910	57	—	—	(57)	—
Exchange difference on translation of financial statements	—	—	—	—	(6,522)	(6,522)
Net earnings	—	—	—	—	12,339	12,339

Balances at December 31, 2006	54,738,538	54,739	42,292	8,282	373,529	478,842

Increase share capital	85,689	85	—	—	(85)	—
Exchange difference on translation of financial statements	—	—	—	—	(4,598)	(4,598)
Net loss	—	—	—	—	(62,647)	(62,647)

Balances at December 31, 2007	54,824,227	54,824	42,292	8,282	306,199	411,597

Majority Shareholder contribution	—	—	488	—	—	488
Increase share capital	28,818	29	—	—	(29)	—
Exchange difference on translation of financial statements	—	—	—	—	(4,929)	(4,929)
Net loss	—	—	—	—	(61,938)	(61,938)

Balances at December 31, 2008	54,853,045	54,853	42,780	8,282	239,303	345,218

See accompanying notes to the consolidated financial statements

Natuzzi S.p.A. and Subsidiaries
Consolidated Statements of Cash Flows
Years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of euros)

	2008	2007	2006

Cash flows from operating activities:
Net earnings (loss)	(61,938)	(62,647)	12,339

Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	31,086	30,331	30,281
Write off of fixed assets	1,189	2,285	—
Impairment of long lived assets	4,703	—	—
Employees’ leaving entitlement	7,026	7,389	6,778
Deferred income taxes	(3,107)	8,463	(2,058)
Minority interest	(432)	(496)	(103)
Loss on disposal of assets	284	116	767
Unrealized foreign exchange losses and (gains)	5,417	4,517	(10,230)
Deferred income for capital grants	(1,274)	(743)	(1,309)
Equity in affiliated company	—	1,221	—

Change in assets and liabilities:
Receivables, net	(3,462)	599	1,883
Inventories	14,916	(6,932)	15,444
Prepaid expenses and accrued income	588	108	596
Accounts payable	(21,372)	16,474	4,285
Income taxes	213	(3,026)	1,704
Salaries, wages and related liabilities	(720)	(4,143)	(445)
Other liabilities	3,576	406	6,102
Employees’ leaving entitlement	(8,692)	(9,315)	(3,854)

Total adjustments	29,939	47,254	49,841

Net cash provided by (used in) operating activities	(31,999)	(15,393)	62,180

	2008	2007	2006

Cash flows from investing activities:
Property, plant and equipment:
Additions	(11,884)	(21,445)	(15,563)
Disposals	174	589	1,057
Other assets	(4,097)	(5,039)	(3,560)
Government grants received	—	—	605
Purchase of business, net of cash acquired	—	(230)	(250)
Disposal of business and affiliated company	2,262	—	—

Net cash used in investing activities	(13,545)	(26,125)	(17,711)

Cash flows from financing activities:
Long-term debt:
Proceeds	2,038	—	363
Repayments	(691)	(318)	(1,620)
Short-term borrowings	2,125	3,775	(3,926)
Majority Shareholder Capital contribution	488	—	—

Net cash provided by (used in) financing activities	3,960	3,457	(5,183)

Effect of translation adjustments on cash	1,432	(2,589)	(900)

Increase (decrease) in cash and cash equivalents	(40,152)	(40,650)	38,386

Cash and cash equivalents, beginning of the year	87,459	128,109	89,723

Cash and cash equivalents, end of the year	47,307	87,459	128,109

Supplemental disclosure of cash flow information:

Cash paid during the year for interest	327	665	1,400

Cash paid during the year for income taxes	1,399	5,409	6,555

Non cash investing activities	—	—	3,093

See accompanying notes to consolidated financial statements

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
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

The subsidiaries included in the consolidation at December 31, 2008, together with the related percentages of ownership, are as follows:

	Percent of	Registered
Name	ownership	office	Activity

Italsofa Bahia Ltd	97.99	Salvador, Brazil	(1)
Minuano Nordeste S.A.	100.00	Pojuca, Brazil	(1)
Italsofa Shanghai Ltd	96.50	Shanghai, China	(1)
Softaly Shanghai Ltd	100.00	Shanghai, China	(1)
Natuzzi China Ltd	100.00	Shanghai, China	(1)
Italsofa Romania	100.00	Baia Mare, Romania	(1)
Natco S.p.A.	99.99	Bari, Italy	(2)
I.M.P.E. S.p.A.	90.83	Qualiano,Italy	(3)
Nacon S.p.A.	100.00	Bari, Italy	(4)
Lagene S.r.l.	100.00	Bari, Italy	(4)
Natuzzi Americas Inc.	100.00	High Point, NC, USA	(4)
Natuzzi Iberica S.A.	100.00	Madrid, Spain	(4)
Natuzzi Switzerland AG	100.00	Kaltbrunn, Switzerland	(4)
Natuzzi Nordic	100.00	Copenaghen, Denmark	(4)
Natuzzi Benelux S.A.	100.00	Geel, Belgium	(4)
Natuzzi Germany Gmbh	100.00	Dusseldorf, Germany	(4)
Natuzzi Sweden AB	100.00	Stockholm, Sweden	(4)
Natuzzi Japan KK	100.00	Tokyo, Japan	(4)
Natuzzi Services Limited	100.00	London, UK	(4)
Italholding S.r.l.	100.00	Bari, Italy	(5)
Natuzzi Netherlands Holding	100.00	Amsterdam, Holland	(5)
Natuzzi Trade Service S.r.l.	100.00	Bari, Italy	(6)
Natuzzi United Kingdom Limited	100.00	London, UK	(7)
Kingdom of Leather Limited	100.00	London, UK	(7)
La Galleria Limited	100.00	London, UK	(7)

(1)	Manufacture and distribution

(2)	Intragroup leather dyeing and finishing

(3)	Production and distribution of polyurethane foam

(4)	Distribution

(5)	Investment holding

(6)	Transportation services

(7)	Dormant

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
During July 2008 the Company sold six retail stores to a third party for a consideration of 912. The stores disposed of are located in the central part of Italy. Leather and fabric upholstered furniture sold by these stores to final consumers were bought from Natuzzi.
On June 14, 2007, the Company acquired from a third party 100% of a business which main asset was a store located in one of the several shopping and commercial areas of Rome (Tiburtina area). The cash consideration paid by the Company for this acquisition was 230. At the date of the acquisition there were no employees, inventory or revenues associated with this asset. The net assets acquired were composed mainly as follows: (a) operating lease agreement; (b) leasehold improvements incorporated in the store; (c) commercial license authorization obtained from the Rome Municipality for trading sofas and other furniture to the public. During 2008, the Company set up in this store the Natuzzi’s layout selling system. The acquisition resulted in a goodwill of 225, which represents the excess of purchase price over fair value of the acquired net assets. The fair value of assets acquired was as follows:

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

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

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

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
During 2006 the subsidiaries Natuzzi Asia Ltd and Kingdom of Leather Trustees Limited were wound up.
2.	Basis of preparation
The financial statements utilized for the consolidation are the financial statements of each Group company at December 31, 2008, 2007 and 2006. The 2008, 2007 and 2006 financial statements have been approved by the respective shareholders of the relevant companies. The 2008 consolidated financial statements have been approved by the Board of Directors of the Company.
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
The assets and liabilities of subsidiaries are consolidated on a line-by-line basis and the carrying value of intercompany investments held is eliminated against the related shareholder’s equity accounts. The minority interests of consolidated subsidiaries are separately classified in the consolidated balance sheets and consolidated statements of operations. All intercompany balances and transactions are eliminated in consolidation.

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
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
c) Forward exchange contracts
The Group enters into forward exchange contracts (known in Italian financial markets as domestic currency swaps) to manage its exposure to foreign currency risks. The Group does not enter into these contracts on a speculative basis, nor is hedge effectiveness constantly monitored. As a consequence of this, forward exchange contracts are not used to hedge any on or off-balance sheet items. Therefore, at December 31, 2008, 2007 and 2006 all unrealized gains or losses on such contracts are recorded in other income (expense), net, in the consolidated statements of operations.
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

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
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

As indicated above, effective as of December 31, 2005, the Italian Accounting Profession has eliminated option (a).
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

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
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
k) Impairment of long-lived assets and long-lived assets to be disposed of
The Company reviews long-lived assets, including intangible assets with estimable useful lives, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future discounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Estimated fair value is generally determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.
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

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
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
In addition when capital grants are received after the year in which the related assets are acquired, the depreciation of the capital grants is recognized as income as follows: (a) the depreciation of the grants related to the amortization of the assets recorded in statements of operations in the years prior to the date in which the grants are received, is recorded in other income (expense), net; (b) the depreciation of the grants related to the amortization of the assets recorded in statements of operations of the year, is recorded in net sales.
At December 31, 2008 and 2007 the deferred income for capital grants shown in the consolidated balance sheet amounts to 12,058 and 13,332, respectively.
The amortization of these grants recorded in net sales of the consolidated statement of operations for the years ended December 31, 2008, 2007 and 2006, amounts to 990, 1,026 and 1,111, respectively.
Cost reimbursement grants relating to research, training and other personnel costs are credited to income when there is a reasonable assurance of receipt from government agencies.
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

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
The expense recorded for the leaving entitlement for the years ended December 31, 2008, 2007 and 2006 was 7,026, 7,389 and 6,778, respectively.
The number of workers employed by the Group totalled 7,569, and 8,219 at December 31, 2008 and 2007, respectively.
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
p) Cost of sales, selling expenses, general and administrative expenses
Cost of sales consist of the following expenses: the change in opening and closing inventories, purchases of raw materials, labor costs, third party manufacturing costs, depreciation and amortization expense of property, plant and equipment used in the production of finished goods, energy and water expenses (for instance light and power expenses), expenses for maintenance and repairs of production facilities, distribution network costs (including inbound freight charges, warehousing costs, internal transfer costs and other logistic costs involved in the production cycle), rentals and security costs for production facilities, small-tools replacement costs, insurance costs, and other minor expenses.
Selling expenses consist of the following expenses: shipping and handling costs incurred for transporting finished products to customers, advertising costs, labor costs for sales personnel, rental expense for stores, commissions to sales representatives and related costs, depreciation and amortization expense of property, plant and equipment and intangible assets that, based on their usage, are allocated to selling expense, sales catalogue and related expenses, warranty costs, exhibition and trade-fair costs, advisory fees for sales and marketing of finished products, expenses for maintenance and repair of stores and other trade buildings, bad debt expense, insurance costs for trade receivables and other related costs, and other miscellaneous expenses.
General and administrative expenses consist of the following expenses: labor costs for administrative personnel, advisory fees for accounting and information-technology services, traveling expenses for management and other personnel, depreciation and amortization expenses related to property, plant and equipment and intangible assets that, based on their usage, are allocated to general and administrative expense, postage and telephone costs, stationery and other office-supplies costs, expenses for maintenance and repair of administrative facilities, statutory auditors and external auditors fees, and other miscellaneous expenses.

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
As noted above, the costs of Group’s distributions network, which include inbound freight charges, warehousing costs, internal transfer costs and other logistic costs involved in the production cycle, are classified under the “cost of sales” line item.
q) Shipping and handling costs
Shipping and handling costs sustained to transport products to customers are expensed in the periods incurred and are included in selling expenses. Shipping and handling expenses recorded for the years ended December 31, 2008, 2007 and 2006 were 52,658, 51,568 and 69,433, respectively.
r) Advertising costs
Advertising costs are expensed in the periods incurred and are included in selling expenses. Advertising expenses recorded for the years ended December 31, 2008, 2007 and 2006 were 28,007, 34,424 and 31,621, respectively.
s) Commission expense
Commissions payable to sales representatives and the related expenses are recorded at the time shipments are made by the Group to customers and are included in selling expenses. Commissions are not paid until payment for the related sale’s invoice is remitted to the Group by the customer.
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

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
z) Earnings per share
Basic earnings per share is calculated by dividing net earnings attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted earnings per share include the effects of the possible issuance of ordinary shares under share grants and option plans in the determination of the weighted average number of ordinary shares outstanding during the period. In 2008, 2007 and 2006 share grants and options of 761,594, 439,651 and 332,959, respectively, were excluded as their effect was anti dilutive. The following table provides the amounts used in the calculation of earnings (loss) per share:

	2008	2007	2006

Net earnings (loss) attributable to ordinary shareholders	(61,938)	(62,647)	12,339

Weighted-average number of ordinary shares outstanding during the year	54,850,643	54,817,086	54,733,796

Increase resulting from assumed conversion of share grants and options	—	—	—

Weighted-average number of ordinary shares and potential shares outstanding during the year	54,850,643	54,817,086	54,733,796

4.	Cash and cash equivalents

Cash and cash equivalents are analyzed as follows:

	2008	2007

Cash on hand	261	381
Bank accounts in Euro	13,234	7,531
Bank accounts in foreign currencies	33,812	79,547

Total	47,307	87,459

The Company anticipates that its existing cash and cash equivalents resources, including availability under its credit facilities (see note 11) and cash flows from operations, will be adequate to satisfy its liquidity requirements through calendar year 2009. If available liquidity is not sufficient to meet the Company’s operating and debt service obligations as they come due, management’s plans include pursuing alternative financing arrangements or reducing expenditures as necessary to meet the Company’s cash requirements throughout 2009.

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
5.	Marketable debt securities

Details regarding marketable debt securities are as follows:

	2008	2007

Foreign corporate bonds	4	4
Italian government bonds	—	—

Total	4	4

Further information regarding the Group’s investments in marketable debt securities is as follows:

		Gross unrealized		Fair
2008	Cost	Gains	Losses	value

Foreign corporate bonds	4	—	—	4
Italian government bonds	—	—	—	—

Total	4	—	—	4

		Gross unrealized		Fair
2007	Cost	Gains	Losses	value

Foreign corporate bonds	4	—	—	4
Italian government bonds	—	—	—	—

Total	4	—	—	4

The contractual maturity of the Group’s marketable debt securities at December 31, 2008 is between 1 – 5 years.

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
6.	Trade receivables, net

Trade receivables are analyzed as follows:

	2008	2007

North American customers	52,016	43,214
Other foreign customers	45,962	46,032
Domestic customers	27,474	27,638
Trade bills receivable	5,946	6,537

Total	131,398	123,421
Allowance for doubtful accounts	(8,615)	(5,699)

Total trade receivables, net	122,783	117,722

Trade receivables are due primarily from major retailers who sell directly to their customers.
As of December 31, 2008, 2007 and 2006 and for each of the years in the three-year period ended December 31, 2008, the Company had customers who exceeded 5% of trade receivables and/or net sales as follows:

Trade receivables	N° of customers	% on trade receivables

2008	2	16%
2007	3	21%
2006	2	16%

Net sales	N° of customers	% net sales

2008	2	22%
2007	2	23%
2006	2	18%
In 2008 and 2007 one customer accounted for approximately 15% of the total net sales of the Group, respectively. This customer operates many furniture stores throughout the world.
The Company insures with a third party its collection risk in respect of a significant portion of accounts receivable outstanding balances, and estimates an allowance for doubtful accounts based on the insurance in place, the credit worthiness of its customers, as well as general economic conditions.
The following table provides the movements in the allowance for doubtful accounts:

	2008	2007	2006

Balance, beginning of year	5,699	6,057	5,159
Charges-bad debt expense	3,550	1,789	1,695
Reductions-write off of uncollectible accounts	(634)	(2,147)	(797)

Balance, end of year	8,615	5,699	6,057

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
Trade receivables denominated in foreign currencies at December 31, 2008 and 2007 totalled 66,239 and 59,075, respectively. These receivables consist of the following:

	2008	2007

U.S. dollars	48,639	39,293
Canadian dollars	6,489	6,012
British pounds	4,193	6,495
Australian dollars	3,759	4,778
Other currencies	3,159	2,497

Total	66,239	59,075

7.	Other receivables

Other receivables are analyzed as follows:

	2008	2007

Receivable from National Institute for Social Security	10,729	6,870
Government capital grants	10,633	11,798
VAT	8,084	10,302
Receivable from tax authorities	6,526	10,373
Advances to suppliers	3,625	4,837
Other	6,588	3,604

Total	46,185	47,784

The receivable from National Institute for Social Security represents the amounts anticipated by the Company on behalf of such governmental institute related to salaries for those employees subject to temporary work force reduction. The Company will recover these amounts anticipated by the end of the following fiscal year.
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

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
8.	Inventories

Inventories are analyzed as follows:

	2008	2007

Leather and other raw materials	52,049	63,698
Goods in process	13,868	14,770
Finished products	26,095	28,822

Total	92,012	107,290

As of December 31, 2008 and 2007 the provision for slow moving and obsolete raw materials and finished products included in the inventories amounts to 5,721 and 6,218, respectively.
9.	Property, plant and equipment and accumulated depreciation

Fixed assets are listed below together with accumulated depreciation.

	Cost or	Accumulated	Annual rate of
2008	valuation	depreciation	depreciation

Land and industrial buildings	193,108	(48,946)	0–10%
Machinery and equipment	118,521	(86,608)	10–25%
Airplane	24,075	(7,946)	6%
Office furniture and equipment	23,503	(19,700)	10–20%
Retail gallery and store furnishings	31,753	(22,111)	25–35%
Transportation equipment	6,038	(5,159)	20–25%
Leasehold improvements	8,545	(3,896)	10–20%
Construction in progress	604	—	—

Total	406,147	(194,366)

	Cost or	Accumulated	Annual rate of
2007	valuation	depreciation	depreciation

Land and industrial buildings	200,424	(44,763)	0–10%
Machinery and equipment	119,371	(80,163)	10–25%
Airplane	24,075	(6,500)	6%
Office furniture and equipment	24,373	(19,650)	10–20%
Retail gallery and store furnishings	29,932	(18,232)	25–35%
Transportation equipment	6,044	(4,962)	20–25%
Leasehold improvements	7,969	(3,610)	10–20%
Construction in progress	1,542	—	—

Total	413,730	(177,880)

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
Construction in progress relates principally to manufacturing facilities.
The Company in October 2008, in order to improve its manufacturing efficiency and in connection with the adoption of the three year business plan, decided to close and sell a manufacturing facility located in Brazil in the State of Bahia. As a result of this decision the Company performed an impairment analysis in accordance with its accounting policy (whenever the events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable) and determined that the carrying value of such manufacturing facility as of December 31, 2008 was more than the fair value less costs to sell. Therefore, as of December 31, 2008 the carrying value of such manufacturing facility was reduced to fair value less costs to sell. This resulted in an impairment loss of 2,911 recorded under the line other income (expense), net of the consolidated statement of operations for the year ended December 31, 2008 (see note 24). Company’s management estimated the fair value based on third-party independent appraisals. Further, as of December 31, 2008 the carrying value net of the impairment loss of this manufacturing facility is analyzed as follows: 5,986 for the industrial building and 1,204 for machinery and equipment.
The Company in October 2008, in order to improve its manufacturing efficiency and in connection with the adoption of the three year business plan, decided to close and sell six industrial buildings utilized mainly as warehouses and located in the cities of Altamura and Matera nearby the Group’s headquarters in Italy. As a result of this decision the Company performed an impairment analysis in accordance with its accounting policy (whenever the events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable) and determined that the carrying values of two of the six industrial buildings as of December 31, 2008 were more than the fair value less costs to sell. Therefore, as of December 31, 2008 the carrying values of these two industrial buildings were reduced to fair value less costs to sell. This resulted in an impairment loss of 1,792 recorded under the line other income (expense), net of the consolidated statement of operations for the year ended December 31, 2008 (see note 24). Company’s management estimated the fair value of these industrial buildings based on observable market transactions involving sales of comparable buildings and third party independent appraisals. Further, as of December 31, 2008 the carrying value net of the impairment loss of the six industrial buildings is 10,931.
As of December 31, 2008 the Company, in accordance with its accounting policy, has classified the manufacturing facility of Brazil and the industrial buildings located in Italy under the line property, plant and equipment held and used of the consolidated balance sheet as there is a current expectation that it is more-likely-than not that these assets will be sold in the medium long-term period (more than one year from the consolidated balance sheet date).

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
10.	Other assets

Other assets consist of the following:

	2008	2007

Software and other	25,384	21,664
Goodwill	12,538	14,202
Equity in affiliated enterprises	1,429	2,646

Total, gross	39,351	38,512
Less accumulated amortization	(26,009)	(21,236)

Total, net	13,342	17,276

The line software and other primarily includes software, trademarks and patents. At December 31, 2008 and 2007 the net book value of these assets may be analyzed as follows:

	Gross carrying	Accumulated	Net book
2008	amount	depreciation	value

Software	17,555	(10,896)	6,659
Trademarks, patents and other	7,829	(5,978)	1,851

Total	25,384	(16,874)	8,510

	Gross carrying	Accumulated	Net book
2007	amount	depreciation	value

Software	15,510	(9,017)	6,493
Trademarks, patents and other	6,154	(4,703)	1,451

Total	21,664	(13,720)	7,944

Amortization expense recorded for these assets was 3,530, 2,679 and 1,831 for the years ended December 31, 2008, 2007 and 2006, respectively. Estimated amortization expense for the next five years is 3,147 in 2009, 2,742 in 2010, 2,302 in 2011, 637 in 2012 and 18 in 2013.
At December 31, 2008 and 2007 the net book value of goodwill may be analyzed as follows:

	2008	2007

Gross carrying amount	12,538	14,202
Less accumulated depreciation	(9,135)	(7,516)

Net book value	3,403	6,686

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
The changes in the carrying amount of goodwill for the year ended December 31, 2007 and 2008 are as follows:

Balance as of December 31, 2006	9,301
Acquisition of one retail store	225
Amortization	(2,840)

Balance as of December 31, 2007	6,686
Write-off for disposal	(776)
Amortization	(2,507)

Balance as of December 31, 2008	3,403

At December 31, 2008 and 2007 investments in affiliated enterprises are accounted for under the equity method. These affiliated enterprises are Salena S.r.l. and Alfa Omega S.r.l., in which the Company owns 49% and 20% interest, respectively. Salena S.r.l. is engaged in the building construction sector. Alfa Omega S.r.l. owns buildings that are rented as office space or store space. The Company has a significant influence on these two entities.
In addition, during 2008 the Company sold all the investment in the affiliated enterprise Alfa Omega S.r.l., for a cash consideration of 1,350. The gain realized by the Company for this disposal is 133.
11.	Short-term borrowings

Short-term borrowings consist of the following:

	2008	2007

Bank borrowings	—	3,068
Bank overdrafts	9,701	4,508

Total	9,701	7,576

While bank overdrafts are payable on demand, bank borrowings consist of unsecured credit line agreements with banks and have various short maturities.
At December 31, 2008 and 2007 the short-term borrowings included nil and 3,068 denominated in foreign currencies, respectively.
The weighted average interest rates on the above-listed short-term borrowings at December 31, 2008, 2007 and 2006 are as follows:

	2008	2007	2006

Bank borrowings	6.22%	6.18%	4.87%
Bank overdrafts	3.31%	5.03%	3.58%
Credit facilities available to the Group amounted to 45,525 and 47,351 at December 31, 2008 and 2007, respectively. The unused portion of these facilities amounted to 35,824 and 39,775 at December 31, 2008 and 2007, respectively.

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
12.	Accounts payable-trade
Accounts payable-trade totaling 68,577 and 89,247 at December 31, 2008 and 2007, respectively, represent principally amounts payable for purchases of goods and services in Italy and abroad, and include 18,433 and 14,411 at December 31, 2008 and 2007, respectively, denominated in foreign currencies.
13.	Accounts payable-other

Accounts payable-other are analyzed as follows:

	2008	2007

Provision for warranties	10,717	8,627
Advances from customers	5,953	9,667
Cooperative advertising and quantity discount	4,123	3,777
Withholding taxes on payroll and on others	2,301	2,996
Payable to minority interests for dividends	593	593
Other	6,056	4,153

Total	29,743	29,813

The following table provides the movements in the provision for warranties:

	2008	2007	2006

Balance, beginning of year	8,627	6,561	6,896
Charges to profit and loss	4,735	4,962	6,386
Reductions for utilization	(2,645)	(2,896)	(6,721)

Balance, end of year	10,717	8,627	6,561

14.	Taxes on income

Italian companies are subject to two income taxes at the following rates:

	2008	2007	2006

IRES (state tax)	27.50%	33.00%	33.00%
IRAP (regional tax)	3.90%	4.25%	4.25%
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

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
Such tax law did not modify the existing IRAP regime. IRAP is a regional tax and each Italian region has the power to increase the current rate by a maximum of 1.00%. In general, the taxable base of IRAP is a form of gross profit determined as the difference between gross revenues (excluding interest and dividend income) and direct production costs (excluding labour costs, interest expense and other financial costs).
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
The enacted IRES tax rate for 2008 is 27.50%, while for 2007 and 2006 is 33% of taxable income. The enacted IRAP tax rate for 2008 is 3.90%, while for 2007 and 2006 is 4.25%.
Certain foreign subsidiaries enjoy significant tax benefits, such as corporate income tax exemptions or reductions of the corporate income tax rates effectively applicable, the most significant of which will expire in 2012. The tax reconciliation table reported below demonstrates the effect of such “tax exempt income” on the Group’s 2008, 2007 and 2006 income tax charge.
Approximately 51.0%, 91.1% and 57.0% respectively, of the Group’s consolidated earnings (loss) before taxes were generated by domestic Italian operations during 2008, 2007 and 2006. However, consolidated earnings (loss) before taxes and minority interest are analyzed as follows:

	2008	2007	2006

Domestic	(30,986)	(47,137)	(11,012)
Foreign	(29,828)	(4,619)	30,333

Total	(60,814)	(51,756)	19,321

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
The effective income tax rates for the years ended December 31, 2008, 2007 and 2006 were 2.6%, 22.0% and 36.7%, respectively. The actual income tax expense differs from the “expected” income tax expense (computed by applying the state tax, which is 27.50% for 2008 and 33% for 2007 and 2006, to income before income taxes and minority interest) as follows:

	2008	2007	2006

Expected income tax (benefit) expense charge at full tax rates	(16,724)	(17,079)	6,376
Effects of:
• Tax exempt income	(2,489)	(6,320)	(5,779)
• Aggregate effect of different tax rates in foreign jurisdictions	(3,258)	(2,903)	(4,434)
• Italian regional tax	2,057	1,793	4,646
• Non-deductible expenses	3,384	3,286	2,694
• Provisions for contingent liabilities	373	566	914
• Depreciation and impairment of goodwill	228	273	274
• Effect of net change in valuation allowance established against deferred tax assets	18,799	28,503	1,989
• Effect of change in tax rates	—	3,809	—
• Tax effect of unremitted earnings	(814)	(541)	405

Actual tax charge	1,556	11,387	7,085

Total income taxes for the years ended December 31, 2008, 2007 and 2006 relate to earnings from operations.
Total income taxes for the years ended December 31, 2008, 2007 and 2006 are allocated as follows:

	2008	2007	2006

Current:
Italian	2,057	1,331	5,738
Foreign	2,606	1,593	3,405

Total (a)	4,663	2,924	9,143

Deferred:
Italian	—	7,507	(2,592)
Foreign	(3,107)	956	534

Total (b)	(3,107)	8,463	(2,058)

Total (a + b)	1,556	11,387	7,085

The tax years from January 1, 2004 for the majority of the Italian and Foreign companies are open to assessment for additional taxes.

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities at December 31, 2008 and 2007 are presented below:

	2008	2007

Deferred tax assets:
• Tax loss carryforwards	51,847	36,033
• Provision for warranties	3,641	2,589
• Allowance for doubtful accounts	2,864	1,506
• Unrealized net losses on foreign exchange	2,798	2,796
• Impairment loss of long-lived assets	1,674	—
• One-time termination benefits	1,266	—
• Inventory obsolescence	1,187	1,714
• Goodwill	1,019	666
• Intercompany profit on inventory	803	1,027
• Provision for contingent liabilities	777	1,080
• Provision for sales representatives	398	493
• Other temporary differences	756	641

Total gross deferred tax assets	69,030	48,545
• Less valuation allowance	(62,452)	(43,654)

Net deferred tax assets (a)	6,578	4,891

Deferred tax liabilities:
• Unrealized net gains on foreign exchange	(935)	(998)
• Unremitted earnings of subsidiaries	(585)	(1,399)
• Government grants	(570)	(570)
• Revenue recognition	—	(633)
• Other temporary differences	(90)	—

Total deferred tax liabilities (b)	(2,180)	(3,600)

Net deferred tax assets (a + b)	4,398	1,291

A valuation allowance has been established for most of the deductible tax temporary differences and tax loss carryforwards.
The valuation allowance for deferred tax assets as of December 31, 2008 and 2007 was 62,452 and 43,654, respectively. The net change in the total valuation allowance for the years ended December 31, 2008 and 2007 was an increase of 18,798 and 28,508, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and the tax loss carryforwards are utilized.
Given the cumulative loss position of the Company and of most of the Italian and foreign subsidiaries as of December 31, 2008 and 2007, management considered the scheduled reversal of deferred tax liabilities and tax planning strategies, in making this assessment. However, management after a reasonable effort as of December 31, 2008 and 2007 has not identified any relevant tax planning strategies prudent and feasible available to reduce the need for a valuation allowance. Therefore, at December 31, 2008 and 2007 the realization of the deferred tax assets is primarily based on the scheduled reversal of deferred tax liabilities.

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
Based upon this analysis, management believes it is more likely than not that Natuzzi Group will realize the benefits of these deductible differences and net operating loss carryforwards, net of the existing valuation allowance at December 31, 2008 and 2007.
Net deferred income tax assets are included in the consolidated balance sheets as follows:

2008	Current	Non current	Total

Gross deferred tax assets	14,748	54,282	69,030
Valuation allowance	(9,504)	(52,948)	(62,452)

Net deferred tax assets	5,244	1,334	6,578
Deferred tax liabilities	(1,025)	(1,155)	(2,180)

Net deferred tax assets	4,219	179	4,398

2007	Current	Non current	Total

Gross deferred tax assets	8,888	39,657	48,545
Valuation allowance	(6,178)	(37,476)	(43,654)

Net deferred tax assets	2,710	2,181	4,891
Deferred tax liabilities	(1,631)	(1,969)	(3,600)

Net deferred tax assets	1,079	212	1,291

As of December 31, 2008 the tax loss carryforwards of the Group total 175,475 and expire as follows:

2009	5,372
2010	2,905
2011	5,453
2012	43,526
2013	20,269
Thereafter	97,950

Total	175,475

As of December 31, 2008, taxes that are due on the distribution of the portion of shareholders’ equity equal to unremitted earnings of most of the subsidiaries is 585 (1,399 at December 31, 2007). The Group has provided for such taxes as the likelihood of distribution is probable.
The Group has not provided for such taxes, amounting to 96 (136 at December 31, 2007), for some subsidiaries for which the likelihood of distribution is remote and earnings are deemed to be permanently reinvested.

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
15.	Salaries, wages and related liabilities

Salaries, wages and related liabilities are analyzed as follows:

	2008	2007

Salaries and wages	4,142	7,991
Social security contributions	7,191	6,826
Vacation accrual	3,385	2,714
One-time termination benefits	2,093	—

Total	16,811	17,531

The one-time termination benefits include the amounts to be paid on the separation date to certain workers (No. 76) to be terminated on an involuntarily basis. Such one-time termination benefits have been determined by the Company based on the agreement reached with each terminated worker during first months of 2009 (see note 24).
16.	Long-term debt

Long-term debt at December 31, 2008 and 2007 consists of the following:

	2008	2007

2.25% long-term debt payable in annual equal instalments with final payment due May 30, 2015	1,961	2,214

0.25% long-term debt payable in semi-annual instalments with final payment due July 2013	1,672	—

0.96% long-term debt payable in annual instalments with final payment due September 2010	147	219

Total long-term debt	3,780	2,433
Less current instalments	(514)	(317)

Long-term debt, excluding current instalments	3,266	2,116

Loan maturities after 2009 are summarized below:

2010	708
2011	645
2012	653
2013	662
Thereafter	598

Total	3,266

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
At December 31, 2008 and 2007 there are no covenants on the above long-term debt. In addition, at December 31, 2008 and 2007 there are no long-term debt denominated in foreign currencies.
Interest expense related to long-term debt for the years ended December 31, 2008, 2007 and 2006 was 49, 64 and 96 respectively. Interest expense is paid with the related instalment (semi-annual or annual).
17.	Other liabilities

Other liabilities consist of:

	2008	2007

Provision for contingent liabilities	10,545	9,344
One-time termination benefits	2,512	—
Termination indemnities for sales agents	1,385	1,522

Total	14,442	10,866

The Group is involved in a number of certain and probable claims (including tax claims) and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters, after the provision accrued (at December 31, 2008 and 2007 amounts to 10,545 and 9,344, respectively), will not have a material adverse effect on the Group’s consolidated financial position or results of operations.
The one-time termination benefits include the amounts to be paid on the separation date to certain workers (No. 474) to be terminated on an involuntarily basis. Such one-time termination benefits have been determined by the Company based on the current applicable Italian law and regulations for involuntarily termination of employees (see note 24).
18.	Minority interest
Minority interest shown in the accompanying consolidated balance sheet at December 31, 2008 is 795 (146 at December 31, 2007).
19.	Shareholders’ equity

The share capital is owned as follows:

	2008	2007

Mr. Pasquale Natuzzi	53.5%	47.5%
Miss Anna Maria Natuzzi	2.6%	2.6%
Mrs. Annunziata Natuzzi	2.5%	2.5%
Public Investors	41.4%	47.4%

	100%	100%

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
An analysis of the reserves is as follows:

	2008	2007

Legal reserve	11,199	11,199
Monetary revaluation reserve	1,344	1,344
Government capital grants reserve	29,749	29,749
Majority shareholder capital contribution	488	—

Total	42,780	42,292

The number of ordinary shares issued at December 31, 2008 and 2007 is 54,853,045 and 54,824,227, respectively. The par value of one ordinary share is euro 1.
Italian law requires that 5% of net income of the parent company and each of its consolidated Italian subsidiaries be retained as a legal reserve, until this reserve is equal to 20% of the issued share capital of each respective company. The legal reserve may be utilized to cover losses; any portion which exceeds 20% of the issued share capital is distributable as dividends. The combined legal reserves totalled 11,545 and 12,378 at December 31, 2008 and 2007, respectively.
During 2008 the majority shareholder made a contribution of 488 recorded by the Company under shareholder’s equity in the line item “reserves”. This contribution was made based on the rules which regulate the cost reimbursement grants related to research and development costs.
No taxes would be payable on the distribution of the monetary revaluation reserve and government capital grants reserve.
The cumulative translation adjustment included in retained earnings of shareholders’ equity related to translation of the Group’s foreign assets and liabilities at December 31, 2008 was a debit of 12,505 (debit of 7,576 at December 31, 2007).
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

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
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
The share grants issued for the achievement of 2004 MBOs have been issued in two equal instalments during January 2006 and 2007. Similarly for the achievement of 2005 MBOs the share grants have been issued in two equal instalments during January 2007 and 2008. The vesting period for these grants is considered to be reference year (2004 or 2005), as continuation of employment after that date is not a condition for the said share grants.
The share options have an exercise price of euro 8.51 (U.S. dollars 11.84 at December 31, 2008 exchange rate), calculated in accordance with fiscal law in force. An employee is entitled to share options and additional options on the following dates: 50% of 2004 MBOs and 50% of first tranche in January 2006; remaining 50% of 2004 MBOs, 50% of the first tranche and 50% of 2005 MBOs in January 2007; remaining 50% of 2005 MBOs and 50% of the second tranche in January 2008; remaining 50% of second tranche in January 2009. If the employee is not on employment on the above dates, he or she is not entitled to the remaining options. Therefore vesting dates for the options are determined to be the above dates.

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
The status of the share grants and options under the plan, as of December 31, 2008 and 2007, is as follows:

			Additional
MBO 2004	Shares	Options	options	Total

Balance at December 31, 2007	—	203,868	—	203,868
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited	—	(80,845)	—	(80,845)
Expired	—	—	—	—

Balance at December 31, 2008	—	123,023	—	123,023

Weighted average remaining contractual life	—	0.04 years	—

			Additional
MBO 2005	Shares	Options	options	Total

Balance at December 31, 2007	28,818	108,760	—	137,578
Granted	—	—	—	—
Exercised	(28,818)	—	—	(28,818)
Forfeited	—	(26,039)	—	(26,039)
Expired	—	—	—	—

Balance at December 31, 2008	—	82,721	—	82,721

Weighted average remaining contractual life	—	0.04 years	—

During 2008, 2007 and 2006 the Company did not grant any shares, options and additional options.
The total intrinsic value of shares exercised during the years ended December 31, 2008, 2007 and 2006 was 50, 268 and 368, respectively. During 2008, 2007 and 2006 there were no options and additional options exercised as the intrinsic value was negative (the exercise price as of December 31, 2008, 2007 and 2006 exceeded the market value). The grant date fair value of shares vested during the years ended December 31, 2008, 2007 and 2006 was 226, 674 and 447, respectively.
On the basis of the plan the exercise price for the share grants is zero, while for the options and additional options is euro 8.51 (U.S. dollars 11.84 at December 31, 2008 exchange rate). At December 31, 2008, 2007 and 2006 the market price of Natuzzi’s shares is euro 1.72 (U.S. dollars 2.40 at December 31, 2008 exchange rate) euro 3.13 (U.S. dollars 4.61 at December 31, 2007 exchange rate) and euro 6.46 (U.S. dollars 8.51 at December 31, 2006 exchange rate), respectively.
Under Italian GAAP the Company does not record in the consolidated statements of operations the compensation expense related to share based compensation plans.

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
21. Commitments and contingent liabilities
Several companies of the Group lease manufacturing facilities and stores under non-cancellable lease agreements with expiry dates through 2023. Rental expense recorded for the years ended December 31, 2008, 2007 and 2006 was 17,061, 15,768 and 14,125, respectively. As of December 31, 2008, the minimum annual rental commitments are as follows:

2009	12,794
2010	11,234
2011	10,916
2012	8,940
2013	7,327
Thereafter	15,964

Total	67,175

Certain banks have provided guarantees at December 31, 2008 to secure payments to third parties amounting to 1,760 (2,674 at December 31, 2007). These guarantees are unsecured and have various maturities extending through December 31, 2013.
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
As of December 31, 2008 and 2007 the capital grants of 34,982 are secured by a guarantee letter for 26,005 from a bank. This guarantee letter is unsecured and will expire when the Italian Ministry of Industrial Activities releases the final approvals of all investments made.

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
In prior years the Company and certain Italian subsidiaries, on the basis of the Italian law, for the personnel employed under the contract scheme referred to as “training and work” enjoyed an exemption for the social contribution due to the National Institute for Social Security (“Istituto Nazionale per la Previdenza Sociale” or “INPS”) for a certain period. During 2004, the European Court of Justice decided that these grants were not in conformity with European Union law and regulations in force about competition. As a consequence of this disposition the European Commission has established that Italy has to recover from its enterprises all the social contribution not paid from November 1995 to May 2001 for the above work contracts. Therefore, the Italian National Institute for Social Security has communicated, in 2005 with a preliminary notice and in 2007 with a final notice, to the Company and certain Italian subsidiaries to reimburse all the social contribution due and not paid, amounting to 19,732. The Company, based on the advice of its legal consultants, did not pay the amounts claimed back and, at the same time, has taken a legal action against the National Institute for Social Security in order to obtain the cancellation of the above request of 19,732. During 2008 the Company obtained from the National Institute by Social Security official notices for the cancellation of the above request for 18,639. For the rest of the initial request of 1,093, the Company intends to vigorously defend its position. The Company believes that the probability of a favorable final outcome is very high. Therefore, the Company for this contingent liability recorded a provision of 475 in the Consolidated Financial Statements as of December 31, 2008, 2007 and 2006, as this amount is considered the probable final liability.
The Group is also involved in a number of certain and probable claims (including tax claims) and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters, after considering amounts accrued, will not have a material adverse effect on the Group’s consolidated financial position or results of operations (see notes 17 and 24).
22.	Segmental and geographical information
The Group operates in a single industry segment, that is, the design, manufacture and marketing of contemporary and traditional leather and fabric upholstered furniture. It offers a wide range of upholstered furniture for sale, manufactured in production facilities located in Italy and abroad (Romania, Brazil and China).
Net sales of upholstered furniture analyzed by coverings are as follows:

	2008	2007	2006

Leather upholstered furniture	535,178	502,913	573,086
Fabric upholstered furniture	52,607	60,597	87,165

Total	587,785	563,510	660,251

Within leather and fabric upholstered furniture, the Company offers furniture in the following categories: stationary furniture (sofas, loveseats and armchairs), sectional furniture, motion furniture, sofa beds and occasional chairs, including recliners and massage chairs.

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
The following tables provide information upon the net sales of upholstered furniture and of long-lived assets by geographical location. Net sales are attributed to countries based on the location of customers. Long-lived assets consist of property, plant and equipment.

	2008	2007	2006

Sales of upholstered furniture
United States of America	165,445	159,289	204,303
Italy	65,739	68,734	81,911
Spain	37,383	41,677	45,955
Canada	37,345	34,190	36,244
France	36,311	29,433	33,551
England	31,458	31,965	39,874
Belgium	27,572	24,138	28,013
Germany	27,045	26,714	30,927
Holland	16,965	15,594	16,624
Australia	16,172	15,354	18,269
Other countries (none greater than 2%)	126,350	116,422	124,580

Total	587,785	563,510	660,251

	2008	2007

Long lived assets
Italy	120,883	132,789
Romania	27,366	32,468
China	22,572	20,769
United States of America	16,761	16,147
Brazil	15,069	24,355
Other countries	9,130	9,322

Total	211,781	235,850

In addition, the Group also sells minor volumes of excess polyurethane foam, leather by-products and certain pieces of furniture (coffee tables, lamps and rugs) which, for 2008, 2007 and 2006 totalled 78,241, 70,892 and 75,188, respectively.
23.	Cost of sales

Cost of sales is analyzed as follows:

	2008	2007	2006

Opening inventories	107,290	100,358	115,690
Purchases	301,811	308,234	313,207
Labor	97,720	101,664	109,360
Third party manufacturers	18,474	16,499	19,609
Other manufacturing costs	45,487	41,124	33,055
Closing inventories	(92,012)	(107,290)	(100,358)

Total	478,770	460,589	490,563

The line item “Other manufacturing costs” includes the depreciation expenses of property plant equipment used in the production of finished goods. This depreciation expense amounted to 17,339, 16,964 and 15,883 for the years ended December 31, 2008, 2007 e 2006, respectively.

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
24.	Other income (expense), net

Other income (expense), net is analyzed as follows:

	2008	2007	2006

Interest income	1,614	3,557	3,609
Interest expense and bank commissions	(1,855)	(1,884)	(2,077)

Interest income (expenses), net	(241)	1,673	1,532

Losses on foreign exchange, net	(6,589)	(8,096)	(4,651)
Unrealized exchange gains (losses) on domestic currency swaps, net	(4,471)	946	5,463

Gains (losses) on foreign exchange, net	(11,060)	(7,150)	812

Other, net	(14,517)	2,831	503

Total	(25,818)	(2,646)	2,847

Gains (losses) on foreign exchange, net are related to the following:

	2008	2007	2006

Net realized gains (losses) on domestic currency swaps	(1,263)	5,877	664
Net realized losses on accounts receivable and payable	(6,281)	(3,865)	(8,166)
Net unrealized gains (losses) on accounts receivable and payable	955	(10,108)	2,851

Total	(6,589)	(8,096)	(4,651)

Other, net consists of the following:

	2008	2007	2006

Impairment losses of long-lived assets	(4,703)	—	—
One-time termination benefits	(4,605)	—	—
Provisions for contingent liabilities	(3,200)	(2,956)	(5,828)
Incentive from landlord	—	—	1,100
Export incentive benefits	—	—	3,371
Tax refund	—	2,961	—
Write off of a provision	—	1,500	—
Income tax not due	—	668	—
Write off of fixed assets	(1,189)	(2,285)	—
Other, net	(820)	2,943	1,860

Total	(14,517)	2,831	503

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
Impairment losses of long-lived assets
The Company in October 2008, in order to improve its manufacturing efficiency and in connection with the adoption of the three year business plan, decided to close and sell a manufacturing facility located in Brazil in the State of Bahia. As a result of this decision the Company performed an impairment analysis and determined that the carrying value of such manufacturing facility as of December 31, 2008 was more than the fair value less costs to sell. Therefore, as of December 31, 2008 the carrying value of such manufacturing facility was reduced to fair value less costs to sell. This resulted in an impairment loss of 2,911 recorded under the line other income (expense), net of the consolidated statement of operations for the year ended December 31, 2008. Company’s management estimated the fair value based on third-party independent appraisals.
The Company in October 2008, in order to improve its manufacturing efficiency and in connection with the adoption of the three year business plan, decided to close and sell six industrial buildings utilized mainly as warehouses and located in the cities of Altamura and Matera nearby the Group’s headquarters in Italy. As a result of this decision the Company performed an impairment analysis and determined that the carrying values of two of the six industrial buildings as of December 31, 2008 were more than the fair value less costs to sell. Therefore as of December 31, 2008 the carrying values of these two industrial buildings were reduced to fair value less costs to sell. This resulted in an impairment loss of 1,792 recorded under the line other income (expense), net of the consolidated statement of operations for the year ended December 31, 2008. Company’s management estimated the fair value of these industrial buildings based on observable market transactions involving sales of comparable buildings and third party independent appraisals.
One-time termination benefits
In light of the current credit crisis and economic downturn started in 2007 that have negatively affected the order flows and the sales level, the Company in late 2008 in connection with the adoption of its 2009-2011 business plan and budget for 2009 approved by the its Board of Directors on October 17, 2008, and December, 15 2008, respectively, decided to terminate on a involuntarily basis a certain number of workers related to its Italian manufacturing facilities. Therefore, the Company on the basis of such decisions has charged in 2008 to other income, expense, net the one-time termination benefits, amounting to 4,605, to be recognized cash to 550 workers upon their involuntarily termination that should occur by the end of July 2009. For a certain number of these workers (No.76) the above termination benefits, for an amount of 2,093, have been determined pursuant to an individual agreement reached by the Company during the first months of 2009; while for the rest of the workers (No. 474) the above termination benefits, for an amount of 2,512, have been determined by the Company based on the current applicable Italian law and regulations for involuntarily termination of employees. The date of termination of work for such workers to be terminated on a involuntarily basis is at discretion of the Company and it should occur by the end of July 2009. Before or on December 31, 2008 the Company did not make any official announcement or notification to the terminated employees related to the above work termination plan and one-time termination benefits.

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
Provisions for contingent liabilities
The Company has charged to other income (expense), net in 2008, 2007 and 2006 the amount of 3,200, 2,956 and 5,828, respectively, for the estimated probable liabilities related to some claims (including tax claims) and legal actions in which it is involved.
Below are reported the comments on the 2008 legal and tax actions.
During 2008 the Company has charged to other income (expense) net the amount of 2,237 for the probable tax contingent liabilities related to income taxes and other taxes of some foreign subsidiaries. This amount represents the probable amount that could be claimed back by the tax authorities in case of tax audit.
For 2008 the remaining amount of 963 of the provisions for contingent liabilities is related to several minor claims and legal actions arising in the ordinary course of business.
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
During 2006 the tax authorities of a foreign country conducted a tax audit on a subsidiary regarding, in particular, income taxes for the years from 2001 to 2005. As a result of this audit, the tax authorities issued several tax assessments totaling approximately to 8,000. The Company has taken action against the tax authorities in order to obtain the cancellation of the requested amounts. The Company considers many of the issues contested by the tax authorities baseless, without rational and not adequately documented. The Company intends to vigorously defend its position. However, the Company believes that the probable liability related to the aforementioned tax assessments is of 1,260. Therefore, the Company has charged this amount of 1,260 to other income (expense), net in 2006.

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
During 2006 the Company has charged to other income (expense), net the amount of 1,223 because of probable charge related to a misinterpretation of custom duties regulation in a foreign country.
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
Export incentive benefits
In 2006, the Company received export incentive benefits of 3,371. These incentives are measured on the basis of the export sales realized during a certain period.
Tax refund
During 2007, the Company obtained from tax authorities a refund of 2,961 for income and other taxes not due related to prior years. As these amounts were not recorded previously due to uncertainty, the Company recorded such amounts in the consolidated statement of operations for those years.
Write off a provision for contingent liability
As indicated above under the title “provisions for contingent liability”, the Company since 2001 was a plaintiff in a suit that alleged the infringement of Natuzzi’s model copyright by a competitor. In 2006 the Court of Justice in which the suit was filed has rejected the Company’s requests. The Court of Justice has also condemned the Company to reimburse the legal costs sustained by the defendant. As of December 31, 2006 the Company estimated the probable amount of the legal costs to reimburse to the defendant in 1,500. This amount has been charged to other income (expense), net in 2006. During 2007 the Company and the defendant signed a settlement agreement that provided the following: (a) the Company renounced to proceed against the defendant for other infringements of Natuzzi’s models and other requests; (b) the defendant renounced to the reimbursement of the legal cost of 1,500. As a consequence of this settlement the Company has recorded in other income (expense), net in 2007 the amount of 1,500 as income.
Income tax not due
During 2007 an Italian subsidiary of the Parent Company obtained from the Italian tax authorities the confirmation that a portion of the income tax amounting to 668 related to year 2006 was not due. As this amount was not recorded due to uncertainty, the Company recorded such amount in the consolidated statement of operations for that year.

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
Write off of fixed assets
The write off of fixed assets include the net book value of those fixed assets that refer mainly to damaged items and that were no longer in conformity with the production quality standards. As of December 31, 2008, 2007 and 2006 the write off of fixed assets amount to 1,189, 2,285 and nil, respectively.
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
The Group is exposed to credit risk in the event that the counterparties to the domestic currency swaps fail to perform according to the terms of the contracts. The contract amounts of the domestic currency swaps described below do not represent amounts exchanged by the parties and, thus, are not a measure of the exposure of the Group through its use of those financial instruments. The amounts exchanged are calculated on the basis of the contract amounts and the terms of the financial instruments, which relate primarily to exchange rates. The immediate credit risk of the Group’s domestic currency swaps is represented by the unrealized gains or losses on the contracts. Management of the Group enters into contracts with creditworthy counter-parties and believes that the risk of material loss from such credit risk to be remote. The table below summarizes in euro equivalent the contractual amounts of forward exchange contracts used to hedge principally future cash flows from accounts receivable and sales orders at December 31, 2008 and 2007:

	2008	2007

U.S. dollars	62,561	58,724
Euro	25,292	46,326
British pounds	11,988	8,751
Canadian dollars	11,463	18,930
Australian dollars	9,771	16,503
Norwegian kroner	2,492	7,071
Swiss francs	1,973	620
Danish kroner	1,675	2,681
Swedish kroner	1,644	2,616
Japanese yen	360	292

Total	129,219	162,514

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
The following table presents information regarding the contract amount in euro equivalent amounts and the estimated fair value of all of the Group’s forward exchange contracts. Contracts with unrealized gains are presented as “assets” and contracts with unrealized losses are presented as “liabilities”.

	2008		2007
	Contract	Unrealized	Contract	Unrealized
	amount	gains (losses)	amount	gains (losses)

Assets	38,898	6,799	97,967	4,995
Liabilities	90,321	(11,270)	64,547	(4,049)

Total	129,219	(4,471)	162,514	946

At December 31, 2008 and 2007, the forward exchange contracts had a net unrealized loss of 4,471 and a net unrealized gain of 946, respectively. These amounts are recorded in other income (expense), net in the consolidated statements of operations (see note 24).
The carrying value of forward exchange contracts is determined based on the unrealized loss and gain of such contracts recorded in the consolidated financial statements. Unrealized gains (losses) on forward exchange contracts is determined by using quoted prices in active markets for similar forward exchange contracts.
Refer to note 3 (c) for the Group’s accounting policy on forward exchange contracts.
26.	Fair value of financial instruments
The following table summarizes the carrying value and the estimated fair value of the Group’s financial instruments:

	2008		2007
	Carrying	Fair	Carrying	Fair
	value	value	value	value

Assets:
- Marketable debts securities	4	4	4	4
Liabilities:
- Long-term debt	3,780	2,906	2,433	2,151
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

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
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
The calculation of net earnings (loss) and shareholders’ equity in conformity with US GAAP is as follows:
Reconciliation of net earnings (loss):

	2008	2007	2006

Net earnings (loss) under Italian GAAP	(61,938)	(62,647)	12,339
Adjustments to reported income:
(a) Revaluation of property, plant and equipment	27	27	27
(b) Government grants	811	1,188	1,453
(c) Revenue recognition	2,330	1,887	(615)
(g) Goodwill and intangible assets	(2,634)	1,970	1,828
(h) Share grants and options	(2)	(56)	(254)
(i) Translation of foreign financial statements	753	191	762
(j) One-time termination benefits	4,605	—	—
(k) Impairment of long-lived assets	400	—	—
(l) Penalties to landlords	—	—	(658)
Tax effect of US GAAP adjustments	(14)	(2,567)	(393)

Net earnings (loss) in conformity with US GAAP	(55,662)	(60,007)	14,489

Basic earnings (loss) per share in conformity with US GAAP	(1.02)	(1.09)	0.26

Diluted earnings (loss) per share in conformity with US GAAP	(1.02)	(1.09)	0.26

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
Reconciliation of shareholders’ equity:

	2008	2007

Shareholders’ equity under Italian GAAP	345,218	411,597
(a) Revaluation of property, plant and equipment	(534)	(561)
(b) Government grants	(12,037)	(12,848)
(c) Revenue recognition	(2,043)	(4,373)
(g) Goodwill and intangible assets	4,721	7,355
(i) Translation of foreign financial statements	15,895	10,213
(j) One-time termination benefits	4,605	—
(k) Impairment of long-lived assets	400	—
Tax effect of US GAAP adjustments	(2,923)	(2,909)

Shareholders’ equity in conformity with US GAAP	353,302	408,474

The condensed consolidated balance sheets as at December 31, 2008 and 2007, and the condensed consolidated statements of operations for the years ended December 31, 2008, 2007 and 2006, which include all the US GAAP differences commented below are as follows:
Condensed Consolidated Balance Sheets as at December 31, 2008 and 2007

	December 31, 2008	December 31, 2007

ASSETS
Current assets	314,695	357,184
Non current assets	245,784	270,345

Total assets	560,479	627,529

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	135,707	146,414
Long-term liabilities	70,675	72,495
Minority interest	795	146
Shareholders’ equity	353,302	408,474

Total Liabilities and Shareholders’ Equity	560,479	627,529

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
Condensed Consolidated Statements of Operations Years Ended December 31, 2008, 2007 and 2006

	2008	2007	2006

Net sales	670,130	635,883	736,848
Cost of sales	(496,905)	(468,654)	(495,153)

Gross profit	173,225	167,229	241,695
Selling expenses	(163,265)	(164,514)	(176,551)
General and administrative expenses	(49,916)	(49,094)	(42,418)

Operating income (loss)	(39,956)	(46,379)	22,726
Other expenses, net	(14,313)	(2,207)	(552)

Earnings (loss) before taxes and minority interest	(54,269)	(48,586)	22,174
Income taxes	(1,825)	(11,917)	(7,788)

Earnings (loss) before minority interest	(56,094)	(60,503)	14,386
Minority interest	432	496	103

Net earnings (loss)	(55,662)	(60,007)	14,489

The tables below sets forth the reconciliation of net sales and operating income (loss) from Italian GAAP to US GAAP for the years ended December 31, 2008, 2007 and 2006:
Reconciliation of net sales from Italian GAAP to US GAAP

	2008	2007	2006

Net sales Italian GAAP	666,026	634,402	735,439
(b) Government grants (reclassification)	(990)	(1,026)	(1,111)
(c) Revenue recognition (adjustment)	9,430	6,828	3,385
(n) Cost paid to resellers (reclassification)	(4,336)	(4,321)	(4,236)
(p) Export incentive (reclassification)	—	—	3,371

Net sales US GAAP	670,130	635,883	736,848

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
Reconciliation of operating income (loss) from Italian GAAP to US GAAP

	2008	2007	2006

Operating income (loss) Italian GAAP	(34,996)	(49,110)	16,474
(a) Revaluation property, plant and equipment (adjustment)	27	27	27
(b) Government grants (adjustment)	811	1,188	1,453
(c) Revenue recognition (adjustment)	2,330	1,887	(615)
(g) Goodwill and intangible assets (adjustment)	(2,634)	1,970	1,828
(h) Share grants and options (adjustment)	(2)	(56)	(254)
(k) Impairment of long-lived assets (reclassification)	(4,703)	—	—
(k) Impairment of long-lived assets (adjustment)	400	—	—
(l) Penalties to landlords (adjustment)	—	—	(658)
(m) Write-off of tangible assets (reclassification)	(1,189)	(2,285)	—
(p) Export incentive (reclassification)	—	—	3,371
(q) Incentive for landlords (reclassification)	—	—	1,100

Operating income (loss) US GAAP	(39,956)	(46,379)	22,726

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

(b)
Under Italian GAAP until December 31, 2000 government grants related to capital expenditures were recorded, net of tax, within reserves in shareholders’ equity. Subsequent to that date such grants have been recorded as deferred income and recognized in the consolidated statement of operations as revenue or other income, as appropriate under Italian GAAP (see note 3 (m)), on a systematic basis over the useful life of the asset.

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
The adjustments to net earnings (loss) represent mainly the annual amortization of the pre December 31, 2000 capital grants based on the estimated useful life of the related fixed assets. The adjustments to shareholders’ equity are to reverse the amounts of capital grants credited directly to equity for Italian GAAP purposes, net of the amounts of amortization of such grants for US GAAP purposes.

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
Amortization of deferred income related to grants recognized as revenues under Italian GAAP of 990, 1,026 and 1,111 for the years ended December 31, 2008, 2007 and 2006 respectively would be reclassified to depreciation expense and recorded in cost of goods sold under US GAAP, in the period such amounts are recognized.
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

US GAAP requires that revenue should not be recognized until it is realized or realizable and earned, which is generally at the time delivery to the customer occurs and the risks of ownership pass to the customer. Accordingly, the Italian GAAP for revenue recognition is at variance with US GAAP. The principal effects of this variance on the accompanying consolidated balance sheets as of December 31, 2008 and 2007 and related consolidated statements of operations for each of the years in the three-year period ended December 31, 2008 are indicated below:

	2008	2007
	Effects	Effects
	Increase	Increase
Consolidated balance sheets	(Decrease)	(Decrease)

Trade receivables, net	(13,463)	(22,893)
Inventories	9,665	15,946

Total effect on current assets (a)	(3,798)	(6,947)

Accounts payable-trade	(1,755)	(2,574)
Income taxes	(468)	(89)

Total effect on current liabilities (b)	(2,223)	(2,663)

Total effect on shareholders’ equity (a-b)	(1,575)	(4,284)

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

Consolidated statements of operations	2008	2007	2006

Net sales	9,430	6,828	3,385

Gross profit	3,149	2,950	498

Operating income (loss)	2,330	1,887	(615)

Total effect on net operations	2,709	235	(342)

(d)
During June 2006 (see notes 1 and 27 (g)) the Company acquired a business composed by four “Divani & Divani by Natuzzi” stores, located in Milan area, and the purchase price was 3,093. At the date of the acquisition the franchisee agreement between Natuzzi and the original business had expired under the original terms. This acquisition was accounted for as business combination under Italian GAAP. This acquisition qualifies as a business combination under US GAAP. However, under Italian GAAP the difference between purchase price and the fair value of the net assets acquired was allocated to goodwill, while under US GAAP the same difference was allocated in part to goodwill and in part to intangibles “operating lease agreements” for favorable leases acquired. The allocation of purchase price under US GAAP and Italian GAAP is summarized as follows:

	US GAAP	IT GAAP	Difference

Goodwill	1,778	2,600	(822)
Fixed assets	132	132	—
Leasehold improvements	468	468	—
Operating lease agreements	1,310	—	1,310
Deferred tax liabilities	(488)	—	(488)
Payable to employees	(107)	(107)	—

Purchase price	3,093	3,093	—

The intangible “operating lease agreements” is amortized on a straight-line basis over the remaining lease term of approximately 8 years.

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
(e)
During September 2006 (see notes 1 and 27 (g)) the Company acquired a business composed by two “Divani & Divani by Natuzzi” stores, located in Reggio Emilia and Modena, respectively, and the purchase price was 250. This acquisition was accounted for as business combination under Italian GAAP. This acquisition qualifies as a business combination under US GAAP. However, under Italian GAAP the difference between purchase price and the fair value of the net assets acquired was allocated to goodwill, while under US GAAP the same difference was allocated in part to goodwill and in part to the intangible “franchisee agreements”. The allocation of purchase price under US GAAP and Italian GAAP is summarized as follows:

	US GAAP	IT GAAP	Difference

Goodwill	37	100	(63)
Fixed assets and leas. impr.	38	38	—
Inventory	112	112	—
Franchisee agreements	100	—	100
Deferred tax liabilities	(37)	—	(37)

Purchase price	250	250	—

The intangible “franchisee agreements” is amortized on a straight-line basis over the remaining life of the agreement of 3.6 years.
(f)
On June 14, 2007 (see notes 1 and 27 (g)) the Company acquired from a third party 100% of a business which main asset was a store located in one of the several shopping and commercial areas of Rome (Tiburtina area). The cash consideration paid by the Company for this acquisition was 230. At the date of the acquisition there were no employees, inventory or revenues associated with this asset. The net assets acquired were composed mainly as follows: (a) operating lease agreement; (b) leasehold improvements incorporated in the store; (c) commercial license authorization obtained from the Rome Municipality for trading sofas and other furniture to the public. Further during 2008, the Company started some construction work in order to set up in this store the Natuzzi layout selling system.

Under Italian GAAP the acquisition of this store was considered to be a business acquisition, while under US GAAP the same has been accounted for as an asset acquisition in accordance with EITF 98-3 “Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business", which did not result in a goodwill. Natuzzi’s management has determined that the difference between the purchase price and the fair value of the net tangible assets acquired is due to the key location of the store acquired. Therefore, under US GAAP this intangible of 359 is depreciated over the term of the operating lease agreement (twelve years). The related deferred tax liabilities are established by using the “simultaneous equations method”.
The following table reports the allocation of the purchase price both under US and Italian GAAP:

	US GAAP	IT GAAP	Difference

Goodwill	—	225	(225)
Intangible assets	359	—	359
Leasehold improvements	5	5	—
Deferred tax liabilities	(134)	—	(134)

Cash paid	230	230	—

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
(g)
Under Italian GAAP, the Company amortizes the goodwill arising from business acquisitions on a straight-line basis over a period of five years. US GAAP states that goodwill acquired in a purchase business combination completed after July 1, 2001 is not amortized, but instead tested for impairment at least annually in accordance with provisions of FASB Statement 142, “Goodwill and Other Intangible Assets” (FASB Statement No. 142).

In addition, under Italian GAAP, the Company has allocated certain intangible assets, having definite lives and arising from a business acquisition and asset acquisition under the caption goodwill. Under US GAAP the Company would have classified such as intangible assets, would have amortized these over their estimated useful lives to their residual values, and would have reviewed these for impairment in accordance with FASB Statement 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (FASB Statement No. 144).
The changes in the carrying amount of goodwill, intangible assets and deferred taxes arising from business and asset acquisitions completed after July 1, 2001, are as follows:

	Goodwill		Intangibles		Deferred taxes
	US	Italian	US	Italian	US	Italian

Balance at December 31, 2005	5,945	9,122	6,075	—	(2,097)	(23)

Acquisition of Milan stores	1,778	2,600	1,310	—	(488)	—
Acquisition of other stores	37	100	100	—	(37)	—
Amortization	—	(2,521)	(693)	—	241	(494)

Balance at December 31, 2006	7,760	9,301	6,792	—	(2,381)	(517)

Acquisition of one store	—	225	359	—	(134)	—
Amortization	—	(2,840)	(870)	—	438	(404)

Balance at December 31, 2007	7,760	6,686	6,281	—	(2,077)	(921)

Impairment of goodwill	(1,500)	—	—	—	—	—
Write off of goodwill	—	(776)	—	—	—	—
Impairment of an intangible asset	—	—	(3,583)	—	1,218	—
Amortization	—	(2,507)	(834)	—	274	(486)

Balance at December 31, 2008	6,260	3,403	1,864	—	(585)	(1,407)

Estimated amortization expense of the intangibles assets for the next five years is as follows: 323 in 2009, 304 in 2010, 295 in 2011, 295 in 2012 and 167 in 2013.
The above US and Italian GAAP goodwill is entirely related to a small reporting unit named “Italian retail owned stores”. Management has evaluated the carrying value of this mentioned goodwill for impairment purposes in accordance with the provisions of FASB Statement No. 142. Based on that evaluation, on a reporting unit basis, as at December 31, 2008, 2007 and 2006 such goodwill was impaired to the extent of 1,500, nil, nil, respectively.

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
The impairment loss of such goodwill of 1,500, as indicated above, was entirely related to the reporting unit Italian retail owned stores. During the end of 2008 Natuzzi revised its sales growth strategy for its Italian retail owned stores as a consequence of the decline in the consumer demand in the Italian furniture market caused by the actual critical situation of the Italian economy. As a result of this 2008 revision for the next years in the expected level of sales of finished products through its Italian retail owned stores, the 2008 increase in the discount rate used to discount future cash flow and the 2008 sharp decline in the Company’s market capitalization, the Company concluded that the carrying value of the goodwill related to such reporting unit as of December 31, 2008 was less than the fair value of the reporting unit impaired. The fair value as of December 31, 2008 was determined on the basis of the methodology so called “Unlevered Discounted Cash Flow”. The comparison of the implied fair value of goodwill with the carrying value of goodwill resulted in the determination of an impairment in value of 1,500. The difference between the carrying value of the goodwill under Italian GAAP (3,403) and US GAAP (6,260) is attributable to the classification and amortization differences discussed above.
The Company in October 2008, in order to improve its manufacturing efficiency and in connection with the adoption of the three year business plan, decided to close and sell a manufacturing facility located in Brazil in the State of Bahia. As a result of this decision the Company performed an impairment analysis and determined that the carrying value of such manufacturing facility as of December 31, 2008 exceeded the fair value (see note 9). Therefore, as of December 31, 2008 the carrying value of such group of assets was reduced to fair value. This resulted, in particular, in an impairment loss of 3,583 related to the intangible asset “export incentive benefit agreement” that was depreciated in twelve years (as of December 31, 2008 its residual useful life was of seven years). Under this export incentive benefit agreement, the Company was entitled to receive incentives calculated according to a certain percentage of sales of products manufactured in this facility and exported outside Brazil. As of December 31, 2008 under US GAAP the carrying value of this intangible asset net of the above impairment loss is zero. The valuation of such intangible asset is zero due to the following circumstances occurred during 2008: (a) in late 2008 the Company, as indicated above, ceased the production in this manufacturing facility and therefore is no longer entitled to the export incentive benefit; (b) the Company can not sell the export incentive benefit agreement to third parties nor use it in others manufacturing facilities as this incentive benefit agreement was granted exclusively for the production in such facility located in the city of Pojuca, in the State of Bahia in Brazil. Under Italian GAAP this intangible asset due to the classification and amortization differences discussed above was considered as goodwill and depreciated in five years. Therefore as of December 31, 2008 the net book value of this goodwill is zero.
(h)	Under Italian GAAP the Company does not record in the consolidated statement of operations the compensation expense related to share based compensation plans.

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
Effective January 1, 2006, the Company adopted FASB Statement No. 123 (R), Share-Based Payment (Statement 123 (R)). This statement replaces FASB Statement No. 123, Accounting for Stock-Based Compensation (Statement 123) and supersedes APB No. 25. Statement 123 (R) requires that all stock-based compensation be recognized as an expense in the financial statements and that such cost be measured at the fair value of the award. This statement was adopted using the modified prospective method of application, which requires the Company to recognize compensation cost on a prospective basis. Therefore, prior years’ financial statements have not been restated. Under this method, the Company recorded stock-based compensation expense for awards granted prior to, but not yet vested as of January 1, 2006, using the fair value amounts determined for pro forma disclosures under Statement 123.
During 2008, 2007 and 2006 Natuzzi did not launch any new stock awards plan. Therefore, as of the effective date of Statement 123 (R) January 1, 2006 and as of December 31, 2008, 2007 and 2006 the only stock awards plan in place is the one described in note 20 and launched by the Company during 2004.
As of December 31, 2008, 2007 and 2006 for US GAAP purposes the Company for its compensation cost related to its stock awards plan recorded a cost of 2, 56 and 254, respectively. At December 31, 2008 there is nil of total unrecognized compensation cost related to non vested share-based compensation arrangements granted under the 2004 plan.
Prior to fiscal year 2006 under US GAAP, the provisions of Statement 123 allowed entities to continue to apply the provisions of Accounting Principles Board Opinion (APB) No. 25 “Accounting for Stock Issued to Employees” for the accounting of compensation expense for its share based compensation plans, and required certain pro-forma disclosures for employee share options granted as if the fair value based methods defined in Statement 123 had been applied. For US GAAP purpose, the Company had elected to apply the provisions of APB Opinion No. 25 and related interpretations and to provide the pro-forma disclosure provisions of Statement 123 for its share grants and options plan. Compensation expense was recorded in the financial statements on the measurement date only if the market value of the underlying shares exceeds the exercise price.
For US GAAP purposes, the Company employees share based awards was considered variable under APB Opinion No. 25. Accordingly, the Company was recognizing the intrinsic values (resulting from the excess of the market price of the underlying shares at December 31, 2005 and 2004 over the exercise price) as a compensation cost in the consolidated statement of operations over the vesting period of the shares and options, as identified in note 20.
Under current Italian tax legislation, issuance of shares to satisfy share based compensation plans does not result in a deduction for tax purposes and, as such, no deferred taxation impacts have been recognized for US GAAP.

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
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
(i)
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

Under US GAAP as of December 31, 2008, 2007 and 2006 the Natuzzi’s foreign subsidiaries financial statements have been translated on the basis of the guidance included in FASB Statement 52, “Foreign Currency Traslation” (FASB Statement No. 52). Under US GAAP, foreign subsidiaries are considered to be an integral part of Natuzzi due to various factors including significant intercompany transactions, financing, and cash flow indicators. Therefore, the functional currency for these foreign subsidiaries is the functional currency of the parent, namely the euro. As a result all monetary assets and liabilities are remeasured, at the end of each reporting period, using euro and the resulting gain or loss is recognized in the consolidated statements of operations. For all non monetary assets and liabilities, share capital and retained earnings historical exchange rates are used. The average exchange rates during the year are used for revenues and expenses, except for those revenues and expenses related to assets and liabilities translated at historical exchange rates. The resulting exchange differences on translation are recognized in the statements of operations.

At December 31, 2008, 2007 and 2006 the US GAAP difference arises due to the requirement to use the local currency as the functional currency under Italian GAAP as compared to US GAAP, which requires that the functional currency be determined based on certain indicators which may, or may not result in the local currency being determined to be the functional currency. Consequently, the Company recorded in the US GAAP reconciliation for: (a) net earnings (loss) an income of 753, 191 and 762 for 2008, 2007 and 2006, respectively; (b) shareholders equity a positive adjustment of 15,895 and 10,213 for 2008 and 2007, respectively.

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
(j)
Under Italian GAAP, the Company has recognized in the consolidated statement of operations for the year ended December 31, 2008 the cost of one-time termination benefits of 4,605 related to the employees to be terminated on a involuntary basis as indicated in the plan of termination (see note 24). In accordance with Italian GAAP this cost has been recognized in 2008 as in such year the Company has formally decided to adopt the termination plan (approval by the Board of Directors) and is able to reasonably estimate the related one-time termination benefits. Before or on December 31, 2008 the Company did not make any official announcement or notification to the terminated employees related to the work termination plan and one-tine termination benefits. Under Italian GAAP for the recognition of the cost for the termination benefits related to the terminated workers is not relevant the communication or announcement to third parties of the plan of termination of workers.

FASB Statement 146, Accounting for Costs Associated with Exit and Disposal Activities (FASB Statement No. 146), at paragraph 8 states that the liability for the one-time termination benefits provided to current employees that are involuntarily terminated under the terms of a benefit arrangement that, in substance, is not an ongoing benefit arrangement or and individual deferred compensation contract is measured and recognized if a one-time arrangement exist at the date the plan of termination meets all the following criteria and has been communicated to the employees: (a) management, having the authority to approve the action, commits to a plan of termination; (b) the plan identifies the number of employees to be terminated, their job classifications or functions and their locations, and the expected completion date; (c) the plan establishes the terms of the benefit arrangement, including the benefits that employees will receive upon termination (including but not limited to cash payments), in sufficient detail to enable employees to determine the type and amount of benefits they will receive if they are involuntarily terminated; (d) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.
Therefore, on the basis of the above discussion, the Italian GAAP for recognition in consolidated statement of operations for the year ended December 31, 2008 of the one-time termination benefits of 4,605 related to the to the employees to be terminated involuntarily is at variance with US GAAP.
Under US GAAP, considering the guidance of FASB Statement No. 146, the one-time termination benefits of 4,605 has to be recorded in the consolidated statement of operations when the termination plan will be communicated to the employees and will meet all the criteria indicated in paragraph 8 of FASB Statement No. 146. Therefore, under US GAAP the cost of the one-time termination benefits of 4,605 has been reversed out of the consolidated statements of operations for the year ended December 31, 2008.

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
(k)
The Company in October 2008, in order to improve its manufacturing efficiency and in connection with the adoption of the three year business plan, decided to close and sell a manufacturing facility located in Brazil in the State of Bahia. As a result of this decision the Company, in accordance with its Italian accounting policy (see note 3 (k)), performed an impairment analysis and determined that the carrying value of such manufacturing facility as of December 31, 2008 was more than the fair value less costs to sell. Therefore, as of December 31, 2008 the carrying value of such manufacturing facility was reduced to fair value less costs to sell. This resulted in an impairment loss of 2,911, recorded under the line other income (expense), net of the consolidated statement of operations for the year ended December 31, 2008, in accordance with its Italian accounting policy (see note 24). Company’s management estimated the fair value based on third-party independent appraisals. In addition, as of December 31, 2008 the Company, in accordance with its Italian accounting policy, has classified this manufacturing facility under the line property, plant and equipment held and used of the consolidated balance sheet (see note 9) as there is a current expectation that it is more-likely-than not that this asset will be sold in the medium long-term period (more than one year from the balance sheet date).

The Company in October 2008, in order to improve its manufacturing efficiency and in connection with the adoption of the three year business plan, decided to close and sell six industrial buildings utilized mainly as warehouses and located in the cities of Altamura and Matera nearby the Group’s headquarter in Italy. As a result of this decision the Company, in accordance with its Italian accounting policy (see note 3 (k)), performed an impairment analysis and determined that the carrying values of two of the six industrial buildings as of December 31, 2008 were more than the fair value less costs to sell. Therefore, as of December 31, 2008 the carrying values of these two industrial buildings were reduced to fair value less costs to sell. This resulted in an impairment loss of 1,792 recorded under the line other income (expense), net of the consolidated statement of operations for the year ended December 31, 2008 in accordance with its Italian accounting policy (see note 24). Company’s management estimated the fair value of such industrial buildings based on observable market transactions involving sales of comparable buildings and third party independent appraisals. In addition, as of December 31, 2008 the Company, in accordance with its Italian accounting policy, has classified these industrial buildings under the line property, plant and equipment held and used of the consolidated balance sheet (see note 9) as there is a current expectation that it is more-likely-than not that these assets will be sold in the medium long-term period (more than one year from the consolidated balance sheet date).

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
In accordance with FASB Statement 144, Accounting for the Impairment or Disposal of Long-Lived Assets (FASB Statement No. 144), long lived assets (such as property, plant and equipment) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long lived asset or asset group be tested for possible impairment, an entity first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. Long lived assets or asset group to be disposed of by sale are classified as held for sale in the period in which are met all the six criteria indicated in paragraph 30 of FASB Statement No.144, and are measured at the lower of its carrying amount or fair value. If these six criteria are not met the assets are classified as held and used and measured as such as indicate above. In addition, in the statement of operations the impairment loss is classified as part of operating income.
Therefore, on the basis of the above discussion, as of December 31, 2008 the Italian GAAP for measurement and classification in the consolidated statement of operations of the impairment loss related to the manufacturing facility of Brazil and industrial buildings of Italy is at variance with the US GAAP.
Under Italian GAAP the measurement of the impairment loss of the manufacturing facility of Brazil and industrial buildings of Italy has been determined by the amount by which the carrying amount of the asset exceeds the fair value less costs to sell. Under US GAAP as the carrying value of these assets is not recoverable on an undiscounted cash flow basis, the impairment loss has been measured by the amount by which the carrying value exceeds its fair value. Therefore, at December 31, 2008 the difference between Italian GAAP and US GAAP for the measurement of the impairment losses is 400 and this is due to costs to sell. This amount has been reported in the US GAAP reconciliation for the year ended December 31, 2008.
Under Italian GAAP the impairment losses of the manufacturing facility of Brazil and the industrial buildings of Italy of 4,703 have been classified under the line other income (expense), net of the consolidated statement of operations for the year ended December 31, 2008 (see note 24). Under US GAAP these impairment losses would be classified as cost of sales.
Further, there is no difference between Italian GAAP and US GAAP about the classification of the manufacturing facility of Brazil and industrial building of Italy in the consolidated balance sheet as of December 31, 2008 as under both GAAP these assets are classified under the line property, plant and equipment held and used (see note 9).

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
(l)
Under Italian GAAP in 2005 Natuzzi has charged to other income (expense), net the one time penalties, amounting to 658, that it expected to negotiate, in 2006, with the landlords of several stores for the termination in 2006 of the related operating lease contracts before the term specified in the lease agreements (see note 24). Under US GAAP, considering the guidance of FASB Statement No. 146, these penalties were reversed out of the consolidated statement of operations for the year ended at December 31, 2005, and were recognized at the “cease-use date”, that occurred during 2006.

(m)
During 2008, 2007 and 2006 the Company under Italian GAAP has recognized the write-off of tangible assets of 1,189, 2,285 and of nil, respectively, as part of non operating income. Under US GAAP such write-off charge would be included as part of operating income.

(n)
Under Italian GAAP certain costs paid to resellers are reflected as part of selling expenses. Under US GAAP, in accordance with EITF 01-09 “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)”, these costs should be recorded as a reduction of net sales. Such expenses include advertising contributions paid to resellers which amounted at December 31, 2008, 2007 and 2006 to 4,336, 4,321 and 4,236, respectively.

(o)
Under Italian GAAP, the Company includes its warranty cost as a component of selling expenses in the consolidated statement of operations. Under US GAAP, warranty costs would be included as a component of cost of sales. For the years ended December 31, 2008, 2007 and 2006 warranty cost amounting to 4,607, 4,143 and 4,294, respectively, would be reclassified from selling expenses to cost of sales under US GAAP.

(p)
In 2008, 2007 and 2006 the Company under Italian GAAP has recognized certain export incentives of nil, nil and 3,371, respectively, under the caption other income (expense), net (see note 24). Under US GAAP such revenue would be included as part of operating income.

(q)
In 2006 the Company under Italian GAAP has recognized in other income (expense), net an incentive of 1,100 received from the landlord of a store for the termination of the related lease contract before the term specified in the lease agreement (see note 24). Under US GAAP such revenue would be included as part of operating income.

(r)
Under Italian GAAP, the Company includes the deferred tax assets related to the elimination of the intercompany profits on inventory under the line deferred income taxes of the current part of the balance sheet. As of December 31, 2008, 2007 and 2006 the above deferred taxes amount to nil, nil and 1,051, respectively. Under US GAAP these deferred taxes would be classified in the line deferred charges of the current part of the balance sheet.

(s)
Under Italian GAAP the Company includes the component income taxes included in the provisions for contingent tax liabilities under the line other income (expense), net in the consolidated statement of operations. For the years ended December 31, 2008, 2007 and 2006 the above income taxes amount approximately to 255, 519 and 310. Under US GAAP these amounts would be classified in the line income taxes of the consolidated statements of operations.

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
(t)
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

(u)	Under Italian GAAP the Company records a tax contingent liability (income tax exposure) when it is probable that the liability has been incurred and the amount of the loss can be reasonably estimated.
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
The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007. As a result of the implementation of Interpretation No. 48, the Company did not recognize any increase or decrease in the liability for unrecognized tax benefits as of January 1, 2007. The following table provides the movements of unrecognized tax benefits:

	2008	2007

Balance, beginning of the year	1,460	941
Additions based on tax positions related to the current year	2	435
Additions for tax positions of prior years	483	358
Reductions due to statute of limitations expiration	(230)	(274)
Settlements	—	—

Balance, end of year	1,715	1,460

If the Company had recognized the above uncertain tax positions, the income taxes for the year ended December 31, 2008, 2007 and 2006 would have decreased of 1,715, 1,460 and 941, respectively.
As of December 31, 2008 the Company does not expect that any unrecognized tax benefits could significantly increase or decrease in the next twelve months.
The Company recognized interest and penalties accrued related to unrecognized tax benefits in other income (expenses), net. During the years ended December 31, 2008, 2007 and 2006, the Company recognized approximately 42, 346 and 629 in interest and penalties, respectively. The Company had approximately 1,501 and 1,459 for the payment of interest and penalties accrued at December 31, 2008 and 2007, respectively.

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
The following table reports the difference between US GAAP and Italian GAAP as regards the accounting for uncertainty in income taxes:

	US GAAP	IT GAAP	Difference

Balance at January 1, 2008	1,460	1,460	—
Additions based on tax positions related to the current year	2	2	—
Additions for tax positions of prior years	483	483	—
Reductions due to statute of limitations expiration	(230)	(230)	—
Settlements	—	—	—

Balance at December 31, 2008	1,715	1,715	—

	US GAAP	IT GAAP	Difference

Balance at January 1, 2007	941	941	—
Additions based on tax positions related to the current year	435	435	—
Additions for tax positions of prior years	358	358	—
Reductions due to statute of limitations expiration	(274)	(274)	—
Settlements	—	—	—

Balance at December 31, 2007	1,460	1,460	—

Under Italian GAAP the Company includes the provisions for income tax contingent liabilities under the line other liabilities of the non current part of the balance sheet. For the years ended December 31, 2008 and 2007 the above provisions for income tax contingent liabilities amount to 3,216 and 2,919, respectively. Under US GAAP these amounts would be classified in part in the line income taxes of the current part of the balance sheet for the income taxes (1,715 and 1,460 for the years ended December 31, 2008 and 2007, respectively), and for the other part in the line accounts payable-other for penalties and interest (1,501 and 1,459 for the years ended December 31, 2008 and 2007, respectively) of the current part of the balance sheet.
(v)
The consolidated statements of cash flows for the years ended December 31, 2008, 2007 and 2006 prepared by the Company under Italian GAAP is in conformity with US GAAP (FASB Statement 95, Statement of Cash Flow).

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
Comprehensive Income
The Company has adopted FASB Statement No. 130, Reporting Comprehensive Income, which established standards for the reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income/(loss) generally encompasses all changes in shareholders’ equity (except those arising from transactions with owners). The Company’s comprehensive income (loss) does not differ from its US GAAP net income (loss).
Recently issued but not yet adopted U.S. Accounting pronouncements relevant for the Company are as follows:
SFAS No. 141R and SFAS No. 160:
In December 2007, the FASB issued FASB Statement No. 141R, Business Combinations (Statement 141R) and FASB Statement No. 160, Non controlling Interest in Consolidated Financial Statements — an amendment to ARB No. 51 (Statement 160). Statement 141R and 160 require most identifiable assets, liabilities, non controlling interest, and goodwill acquired in a business combination to be recorded at “full fair value” and require non controlling interest (previously referred to as minority interest) to be reported as a component of equity, which changes the accounting for transactions with non controlling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. Statement 141R will be applied to business combinations occurring after the effective date. Statement 160 will be applied prospectively to all non controlling interests, including any that arose before the effective date. The Company is currently evaluating the provisions of these standards, but does not expect adoption to have a material impact on its financial position and results of operations.
SFAS No. 157:
On January 1, 2008, the Company adopted the provisions of FASB Statement No. 157, Fair Value Measurements (Statement 157), for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. Statement 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Statement 157 also established a framework for measuring fair value and expands disclosures about fair value measurements. FASB Staff Position FAS 157-2, Effective Date of FASB Statement No. 157, delays the effective date of Statement 157 until fiscal year beginning after November 15, 2008 for all nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. In accordance with FSP FAS 157-2, the Company has not applied the provisions of Statement 157 to the measurement of long-lived assets upon recognition of an impairment charge during 2008 (see notes 9, 24 and 27 (k)).
On January 1, 2009, the Company will be required to apply the provisions of Statement 157 to fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The Company has evaluated these provisions and it has concluded that the adoption will not have a material impact on its financial position and results of operations.

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
In October 2008, the FASB issued FASB Staff Position FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active”, which was effective immediately. FSP FAS 157-3 clarifies the application of Statement 157 in cases where the market for a financial instrument is not active and provides an example to illustrate key considerations in determining fair value in those circumstances. The Company has evaluated the provisions of this FSP FAS 157-3 and it has concluded that the adoption will not have a material impact on its financial position and results of operations.
SFAS No. 159:
In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115 (Statement 159). Statement 159 gives the Company the irrevocable option to carry most financial assets and liabilities at fair value that are not currently required to be measured at fair value. If the fair value option is elected, changes in fair value would be recorded in earnings at each subsequent reporting date. Statement 159 is effective for the Company’s 2008 fiscal year. The adoption of Statement 159 did not have any impact on the Company’s consolidated financial statements.
SFAS No. 161:
In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, Accounting for Derivative Instruments and Hedging Activities (Statement 161), which amends FASB Statement No. 133. Statement 161 requires companies with derivative instruments to disclose information about how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under FASB Statement No.133, and how derivative instruments and related hedged items affect a company’s financial position, financial performance, and cash flows. The required disclosures include the fair value of derivative instruments and their gains or losses in tabular format, information about credit-risk-related contingent features in derivative agreements, counterparty credit risk, and the company’s strategies and objectives for using derivative instruments. The Statement expands the current disclosure framework in FASB Statement No.133. Statement 161 is effective prospectively for periods beginning on or after November 15, 2008. The Company has evaluated the provisions of this standard and it has concluded that the adoption will not have a material impact on its financial position and results of operations.
SFAS No. 165:
In May 2009, the FASB issued Statement of Financial Accounting Standard No. 165, Subsequent Events (Statement 165) addressing accounting and disclosure requirements related to subsequent events. Statement 165 requires management to evaluate subsequent events through the date the financial statements are either issued or available to be issued, depending on the company’s expectation of whether it will widely distribute its financial statements to its shareholders and other financial statement users. Companies will be required to disclose the date through which subsequent events have been evaluated. Statement 165 refers to subsequent events that provide additional evidence about conditions that existed at the balance-sheet date as “recognized subsequent events.” These have historically been called Type I subsequent events. “Nonrecognized subsequent events,” historically called Type II subsequent events, provide evidence about conditions that arose after the balance-sheet date. Statement 165 requires companies to reflect in their financial statements the effects

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
of subsequent events that provide additional evidence about conditions at the balance-sheet date (recognized subsequent events). Statement 165 prohibits companies from reflecting in their financial statements the effects of subsequent events that provide evidence about conditions that arose after the balance-sheet date (non recognized subsequent events), but requires information about the events to be disclosed if the financial statements would otherwise be misleading. These disclosures include the nature of the event and either an estimate of its financial effect or a statement that an estimate cannot be made. Statement 165 does not change subsequent-events guidance included in other US GAAP. Statement 165 is effective for interim or annual financial periods ending after June 15, 2009 and should be applied prospectively. The Company has evaluated the provisions of this standard and it has concluded that the adoption will not have a material impact on its financial position and results of operations.
FSP FAS No. 142-3:
In April 2008, the FASB issued FASB Staff Position FAS 142-3, Determination of the Useful Life of Intangible Assets (FSP 142-3). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under Statement 142. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008. The Company has evaluated the provisions of this FSP and it has concluded that its adoption will not have a material impact on its financial position and results of operations.

SIGNATURE
The registrant, Natuzzi S.p.A., hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NATUZZI S.p.A.
By	/s/ Pasquale Natuzzi
	Name:	Pasquale Natuzzi
	Title:	Chief Executive Officer
Date: June 29, 2009

Exhibit Index
1.1
English translation of the by-laws (Statuto) of the Company, as amended and restated as of January 24, 2008 (incorporated by reference to the Form 20-F filed by Natuzzi S.p.A. with the Securities and Exchange Commission on June 30, 2008, file number 1-11854).

2.1
Deposit Agreement dated as of May 15, 1993, as amended and restated as of December 31, 2001, among the Company, The Bank of New York, as Depositary, and owners and beneficial owners of ADRs (incorporated by reference to the Form 20-F filed by Natuzzi S.p.A. with the Securities and Exchange Commission on July 1, 2002, file number 1-11854).

8.1	List of Significant Subsidiaries.

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.