Form 20-F
period 2009-12-31
NATUZZI S P A
filed 2010-06-29
CIK 900391

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended: December 31, 2009
Commission file number: 001-11854
NATUZZI S.p.A.
(Exact name of Registrant as specified in its charter)
NATUZZI S.p.A.
(Translation of Registrant’s name into English)
Republic of Italy
(Jurisdiction of incorporation or organization)
Via Iazzitiello 47, 70029 Santeramo in Colle Bari, Italy
(Address of principal executive offices)
Mrs. Silvia Di Rosa
Tel. +39 335 78 64 209
sdirosa@natuzzi.com
Via Iazzitiello 47, 70029 Santeramo in Colle Bari, Italy
(Name, telephone, e-mail and/or facsimile number and address of company contact person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

American Depositary Shares, each representing one Ordinary Share Ordinary Shares, with a par value of €1.00 each	New York Stock Exchange New York Stock Exchange (for listing purposes only)
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
As of December 31, 2009: 54,853,045 Ordinary Shares
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
Amounts stated in U.S. dollars, unless otherwise indicated, have been translated from the euro amount by converting the euro amounts into U.S. dollars at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) for euros on June 18, 2010 of U.S.$ 1.2360 per euro. The foreign currency conversions in this annual report should not be taken as representations that the foreign currency amounts actually represent the equivalent U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated.
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
The terms “Natuzzi,” “Company,” “Group,” “we,” “us,” and “our,” unless otherwise indicated or as the context may otherwise require, mean Natuzzi S.p.A. and its consolidated subsidiaries.

PART I
Item 1. Identity of Directors, Senior Management and Advisers
Not applicable.
Item 2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information
Selected Financial Data
The following table sets forth selected consolidated financial data for the periods indicated and is qualified by reference to, and should be read in conjunction with, the Consolidated Financial Statements and the notes thereto included in Item 18 of this annual report and the information presented under “Operating and Financial Review and Prospects” included in Item 5 of this annual report. The statement of operations and balance sheet data presented below have been derived from the Consolidated Financial Statements.
The Consolidated Financial Statements, from which the selected consolidated financial data set forth below has been derived, were prepared in accordance with Italian GAAP, which differ in certain respects from U.S. GAAP. For a discussion of the principal differences between Italian GAAP and U.S. GAAP as they relate to the Group’s consolidated net loss and shareholders’ equity, see Note 26 to the Consolidated Financial Statements included in Item 18 of this annual report.

	Year Ended At December 31,
	2009	2009	2008	2007	2006	2005
	(millions of
	dollars, except
	per Ordinary Share)(1)	(millions of euro, except per Ordinary Share)
Statement of Operations Data:
Amounts in accordance with Italian GAAP:
Net sales:
Leather- and fabric-upholstered furniture	$628.8	€450.6	€587.8	€563.5	€660.2	€594.8
Other(2)	90.4	64.8	78.2	70.9	75.2	75.1

Total net sales	719.2	515.4	666.0	634.4	735.4	669.9
Cost of sales	(460.2)	(329.8)	(478.8)	(460.6)	(490.5)	(459.4)
Gross profit	259.0	185.6	187.2	173.8	244.9	210.5
Selling expenses	(208.8)	(149.6)	(172.3)	(173.9)	(186.2)	(182.2)
General and administrative expenses	(65.0)	(46.6)	(49.9)	(49.0)	(42.2)	(43.0)
Operating income (loss)	(14.8)	(10.6)	(35.0)	(49.1)	16.5	(14.7)
Other income (expense), net(3) (4) (5) (6)	4.3	3.1	(25.8)	(2.6)	2.8	3.0
Earnings (loss) before taxes and minority interests	(10.5)	(7.5)	(60.8)	(51.7)	19.3	(11.7)
Income taxes	(13.7)	(9.8)	(1.5)	(11.4)	(7.1)	(3.1)
Earnings (loss) before minority interests	(24.2)	(17.3)	(62.3)	(63.1)	12.2	(14.8)
Minority interest	0.6	0.4	0.4	0.5	0.1	0.2
Net earnings (loss)	(24.8)	(17.7)	(61.9)	(62.6)	12.3	(14.6)
Net earnings (loss) per Ordinary Share	$(0.45)	€(0.32)	€(1.13)	€(1.14)	€0.23	€(0.27)
Dividends declared per share	—	—	—	—	—	—
Amounts in accordance with U.S. GAAP:
Net sales	706.0	506.0	670.1	635.9	736.8	672.0
Operating income (loss)	(19.8)	(14.2)	(40.0)	(46.4)	22.7	(4.5)
Net earnings (loss)	(35.9)	(25.7)	(55.7)	(60.0)	14.5	(6.9)
Net earnings (loss) per Ordinary Share (basic and diluted)	$(0.65)	€(0.47)	€(1.02)	€(1.09)	€0.26	€(0.13)
Weighted average number of Ordinary Shares Outstanding	54,853,045	54,853,045	54,850,643	54,817,086	54,733,796	54,681,628
Balance Sheet Data:
Amounts in accordance with Italian GAAP:
Current assets	$432.7	€301.9	€318.5	€364.1	€407.3	€384.5
Total assets	728.9	508.6	543.8	617.5	674.7	664.9
Current liabilities	167.4	116.8	136.3	146.0	133.0	136.2
Long-term debt	8.4	5.9	3.3	2.1	2.4	3.6
Non controlling interest	2.7	1.9	0.8	0.1	0.6	0.7
Shareholders’ equity (7)	465.8	325.0	345.2	411.6	478.9	473.0
Amounts in accordance with U.S. GAAP:
Shareholders’ equity	$469.5	€327.6	€353.3	€408.5	€468.4	€453.7

1)
Income Statement amounts are converted from euros into U.S. dollars by using the average Federal Reserve Bank of New York euro exchange rate for 2009 of U.S.$ 1.3955 per 1 euro. Balance Sheet amounts are converted from euros into U.S. dollars using the Federal Reserve Bank of New York Noon Buying Rate of U.S.$ 1.4332 per 1 euro as of December 31, 2009.

2)	Sales included under “Other” principally consist of sales of polyurethane foam and leather to third parties and sales of living room accessories.

3)
Other income (expense), net is principally affected by gains and losses, as well as interest income and expenses, resulting from measures adopted by the Group in an effort to reduce its exposure to exchange rate risks. See “Item 5. Operating and Financial Review and Prospects — Results of Operations — 2009 Compared to 2008,” “Item 11. Quantitative and Qualitative Disclosures about Market Risk” and Notes 3, 23 and 24 to the Consolidated Financial Statements included in Item 18 of this annual report.

4)
Other income (expense), net, in 2005 was affected by the change in accounting principles for the translation of foreign subsidiaries’ financial statements under Italian GAAP. See Note 3(d) to the Consolidated Financial Statements. In addition, other income (expense), net, in 2005 was positively affected by revenues for capital grants. See Note 23 to the Consolidated Financial Statements included in Item 18 of this annual report.

5)
Other income (expense), net, in 2006 was negatively affected by the provisions for contingent liabilities. See Note 23 to the Consolidated Financial Statements included in Item 18 of this annual report.

6)
Other income (expense), net in 2008 was negatively affected by the impairment losses of long-lived assets, a one-time employee termination benefit and the provision for contingent liabilities. See Note 23 to the Consolidated Financial Statements included in Item 18 of this annual report.

7)
Share capital as of December 31, 2009, 2008, 2007, 2006 and 2005 amounted to € 54.9 million, € 54.9 million, € 54.8 million, € 54.7 million and € 54.7 million, respectively. Shareholder’s Equity represents the Total Equity attributable to Natuzzi S.p.A and its subsidiaries.

Exchange Rates
The following table sets forth, for each of the periods indicated, the Federal Reserve Bank of New York Noon Buying Rate for the euro expressed in U.S. dollars per euro.

Year:	Average(1)	At Period End
2005	1.2400	1.1842
2006	1.2661	1.3197
2007	1.3797	1.4603
2008	1.4695	1.3919
2009	1.3955	1.4332

Month ending:	High	Low
31-Dec-09	1.5100	1.4243
29-Jan-10	1.4536	1.3870
26-Feb-10	1.3955	1.3476
31-Mar-10	1.3758	1.3344
30-Apr-10	1.3664	1.3130
31-May-10	1.2563	1.2224

(1)
The average of the Noon Buying Rates for the relevant period, calculated using the average of the Noon Buying Rates on the last business day of each month during the period. Source: Federal Reserve Statistical Release on Foreign Exchange Rates—Historical Rates for Euro Area.

The effective Noon Buying Rate on June 18, 2010 was U.S.$ 1.2360 to 1 euro.

Risk Factors
Investing in the Company’s ADSs involves certain risks. You should carefully consider each of the following risks and all of the information included in this annual report.
The Group has a recent history of losses; the Group’s future profitability and financial condition depend on its ability to continue to successfully restructure its operations— The Group reported net losses in 2009 (€ 17.7 million), 2008 (€ 61.9 million) and 2007 (€ 62.6 million), and operating losses of € 10.6 million, € 35.0 million and € 49.1 million for those same years, respectively. In addition, the Group’s net sales have declined from € 753.4 million in 2004 to € 515.3 million in 2009.
The Group attributes these negative results to an increasingly difficult macroeconomic environment affecting the furniture industry as a whole, and in particular the Group was faced with the following factors in 2009:
•	price competition from low-cost manufacturers;

•	continuing sluggishness of the global economy; and

•	recurring unfavorable currency conditions.
The Group’s future operating and financial performance and business prospects will depend in large part on the successful implementation of the 2010 budget (the “2010 Budget”) approved by the Group’s Board of Directors on February 11, 2010, which reflects the current financial and economic uncertainty while incorporating the improvement in total net sales and order flow during the last few months of 2009. During 2009, the economic downturn continued and, as a result, by the end of 2009 the Group realized that the actual results were lower than the targets contemplated by the plan. As a consequence of the further deterioration of the economic environment, the Group decided to replace the three-year Business Plan with the 2010 Budget. Furthermore, we planned to periodically evaluate and fine-tune our long term objectives in order to incorporate any potential changes in the environment. The main goal of the 2010 Budget is to post a positive EBIT (earnings before interest and taxes) amount. To achieve this goal, the Group would have to increase the volume of sales across its product lines, the success of which depends on customer demand and is to a large extent beyond our control, and continue the efficiency process started during 2009, which seeks to reduce operating and administrative costs of the Group. From time to time, we may evaluate our plans and goals to reflect changing macroeconomic conditions and other factors affecting the Group and the furniture industry in general. See “Item 4. Information on the Company—Strategy” for more details about the 2010 Budget.
If the 2010 Budget is not successfully implemented, there could be a material adverse effect on the Group’s financial condition, results of operations and business prospects.

The current worldwide economic downturn has impacted the Group’s business and could continue to significantly impact our operations, sales, earnings and liquidity in the foreseeable future — Economic conditions deteriorated significantly in the United States and worldwide in late 2008 and global economic conditions did not fully recover in 2009 nor have they fully recovered yet in 2010. Uncertainty about current European economic conditions increased in the past few months with the Greek debt crisis. These persistently negative conditions have resulted in a decline in our sales and earnings and could continue to impact our sales and earnings in the future. Sales of residential furniture are impacted by downturns in the general economy primarily due to decreased discretionary spending by consumers. The general level of consumer spending is affected by a number of factors, including, among others, general economic conditions, inflation, and consumer confidence, all of which are generally beyond our control. Consumer purchases of residential furniture decline during periods of economic downturn, when disposable income is lower. The economic downturn also impacts retailers, our primary customers, and may result in the inability of our customers to pay amounts owed to us. In addition, if our retail customers are unable to sell our product or are unable to access credit, they may experience financial difficulties leading to bankruptcies, liquidations, and other unfavorable events. If any of these events occur, or if unfavorable economic conditions continue to challenge the consumer environment, our future sales, earnings, and liquidity would likely be adversely impacted.
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
Our growth strategy includes, in part, the development of new stores each year. If we and our dealers are not able to open new stores or effectively manage the growth of these stores, our ability to grow and our profitability could be adversely affected — Our ability and the ability of our dealers to identify and open new stores in desirable locations and operate such stores profitably is an important factor in our ability to grow successfully. We have in the past and will likely continue to purchase or otherwise assume operation of company-brand stores from independent dealers to the extent that such stores are considered strategic for the promotion of the Natuzzi Brand. Increased demands on our operational, managerial, and administrative resources could cause us to operate our business, including our existing and new stores, less effectively, which in turn could cause deterioration in our profitability.
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
In 2009, the Group derived 31.0% of its leather and fabric-upholstered furniture net sales from the Americas, 58.5% from Europe and 10.4% from the rest of the world. A prolonged economic slowdown in the United States and Europe may have a material adverse effect on the Group’s results of operations.
The Group operates principally in a niche area of the furniture market — The Group is a leader in the production of leather-upholstered furniture, with 87.3% of net sales of upholstered furniture in 2009 derived from the sale of leather-upholstered furniture. Consumers have the choice of purchasing upholstered furniture in a wide variety of styles and materials, and consumer preferences may change. There can be no assurance that the current market for leather-upholstered furniture will not decrease.

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
Fluctuations in currency exchange rates have adversely affected and may adversely affect the Group’s results — The Group conducts a substantial part of its business outside of the euro zone. An increase in the value of the euro relative to other currencies used in the countries in which the Group operates will reduce the relative value of the revenues from its operations in those countries, and therefore may adversely affect its operating results or financial position, which are reported in euro. In addition to this risk, the Group is subject to currency exchange rate risk to the extent that its costs are denominated in currencies other than those in which it earns revenues. In 2009, a significant portion of the Group’s net sales, but only approximately 40.0% of its costs, were denominated in currencies other than the euro. The Group is therefore exposed to the risk that fluctuations in currency exchange rates may adversely affect its results, as has been the case in recent years. For more information, see Item 11, “Quantitative and Qualitative Disclosures about Market Risk.”
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

The price of the Group’s principal raw material is difficult to predict — Leather is used in approximately 87.4% of the Group’s upholstered furniture production, and the acquisition of cattle hides represents approximately 20.0% of total cost of goods sold. The dynamics of the raw hides market are dependent on the consumption of beef, the levels of worldwide slaughtering, worldwide weather conditions and the level of demand in a number of different sectors, including footwear, automotive, furniture and clothing.
Introduction of a new integrated management system — At the end of 2008, the Group adopted a new Enterprise Resource Planning system entitled “SAP” for its operations worldwide with the aim of enabling Management to achieve better control over the Company through:
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
In 2009, the implementation of the project proceeded according to the original plan. SAP implementation for Finance and Purchase processes took place in Italy, Spain, U.S., Romania, UK, Switzerland, and China. The implementation of the Sales & Distribution and Production Planning processes took place worldwide. The implementation for production materials purchases and warehouse management took place in Romania. The implementation of the SAP system has involved a change in the management culture of the Company. This new culture is being implemented to create a more productive working environment and to better prepare for the transition to the new technological platform. We continue to proceed with the rollout of the SAP system with the appropriate contingency plans in place in order to avoid future problems.
The Group’s past results and operations have significantly benefited from government incentive programs, which may not be available in the future — Historically, the Group derived significant benefits from the Italian Government’s investment incentive programs for under-industrialized regions in Southern Italy, including tax benefits, subsidized loans and capital grants. See “Item 4. Information on the Company—Incentive Programs and Tax Benefits.” In recent years, the Italian Parliament replaced these incentive programs with an investment incentive program for all under-industrialized regions in Italy, which is currently being implemented by the Group through grants, research and development benefits. There are no indications at this time that the Italian Government will implement new initiatives to support companies located in under-industrialized regions in Italy. Therefore, there can be no assurance that the Group will continue to be eligible for such grants, benefits or tax credits for its current or future investments in Italy.

In recent years, the Group has opened manufacturing operations in China, Brazil and Romania and has been granted tax benefits and export incentives by the relevant governmental authorities in those countries. During the course of 2009, part of these tax benefits and export incentives were reduced or expired. There can be no assurance that the Group will continue to be eligible for such tax benefits or export incentives for its current or future investments.
The Group is dependent on qualified personnel — The Group’s ability to maintain its competitive position will depend to some considerable degree upon the personal commitment of its founder, chairman and CEO, Mr. Pasquale Natuzzi, as well as its ability to continue to attract and maintain highly qualified managerial, manufacturing and sales and marketing personnel. There can be no assurance that the loss of key personnel would not have a material adverse effect on the Group’s results of operations.
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
One shareholder has a controlling stake of the company — Mr. Pasquale Natuzzi, who founded the Company and is currently Chief Executive Officer and Chairman of the Board of Directors, beneficially owns 29,358,089 Ordinary Shares, representing 53.5% of the Ordinary Shares outstanding (58.7% of the Ordinary Shares outstanding if the Ordinary Shares owned by members of Mr. Natuzzi’s immediate family (the “Natuzzi Family”) are aggregated). As a result, Mr. Natuzzi has the ability to exert significant influence over our corporate affairs and to control the Company, including its management and the selection of its Board of Directors. Since December 16, 2003, Mr. Natuzzi has held his entire beneficial ownership of Natuzzi S.p.A. shares (other than 196 ADSs) through INVEST 2003 S.r.l., an Italian holding company wholly-owned by Mr. Natuzzi and with its registered office located at Via Gobetti 8, Taranto, Italy.
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

Forward Looking Information
The Company makes forward-looking statements in this annual report. Statements that are not historical facts, including statements about the Group’s beliefs and expectations, are forward-looking statements. Words such as “believe,” “expect,” “intend,” “plan” and “anticipate” and similar expressions are intended to identify forward-looking statements but are not exclusive means of identifying such statements. These statements are based on management’s current plans, estimates and projections (including, but not limited to, plans, estimates and projections associated with our 2010 Budget), and therefore readers should not place undue reliance on them. Forward-looking statements speak only as of the dates they were made, and the Company undertakes no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.
Projections and targets related to our 2010 Budget included in this annual report are included to describe our current targets and goals, and not as a prediction of future performance or results. The attainment of such projections and targets is subject to a number of risks and uncertainties described in the paragraph below and elsewhere in this annual report. See “Item 3. Key Information—Risk Factors.”
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
The Group is one of the world’s leading companies for the production of leather-upholstered furniture and believes that it has a leading share of the market for leather-upholstered furniture in the United States and Europe based on research conducted by CSIL, a well known, unaffiliated and reputable Italian market research firm, with reference to market information for the years 2007 and 2009 for the market for leather-upholstered furniture in the United States and Europe, respectively (Sources: CSIL, “The European market for upholstered furniture,” July 2009; CSIL, “The US market for upholstered furniture,” October 2007). Our distribution network covers approximately 100 countries.

The Group sells its Natuzzi branded furniture principally through franchised Divani & Divani by Natuzzi and Natuzzi furniture stores. As of March 31, 2010, the Group sells its furniture in the following locations: 124 Divani & Divani by Natuzzi and 174 Natuzzi stores, of which 56 are directly owned by the Group; eight Outlets; and 17 concessions in the United Kingdom and Republic of Ireland. The concessions are store-in-store concept managed directly by a subsidiary of the Company located in the United Kingdom. As of March 31, 2010, there were 430 Natuzzi galleries worldwide (store-in-store concept managed by independent partners).
In the last quarter of 2005 and the beginning of 2006, the Group moved some of the production of its most popular Natuzzi models in the United States under a collection named “Natuzzi Editions” to its manufacturing facilities outside of Italy in order to increase profitability by avoiding increased production costs at its Italian plants due to the weak U.S. dollar. This move included limited models and covers made of leather and microfibers, but did not include any “Total Look” furnishings. The “Natuzzi Editions” collection is mainly distributed through wholesale customers.
In the last quarter of 2009 and the beginning of 2010, based on the success and sales volumes generated by the Natuzzi Editions Collection, the Group decided to promote this collection as a distinct brand under the “Natuzzi Editions” label in the Americas region and under the “Editions” label in Europe and our “Rest of the World” region, with limited numbers of models and covers exclusively for wholesale distribution. The Group strategically decided to leverage the Natuzzi name in the Americas region, and therefore launched the brand as “Natuzzi Editions” due to its name recognition in the marketplace and in order to assure prior customers of the Group’s continuing strength and presence in that region. In Europe and the Rest of the World, the brand was launched as “Editions” in order not to avoid conflicting with the Group’s well-established network of stores and galleries that are already operating under the Natuzzi name.
The “Editions” brand was officially presented in January 2010 during a well-known worldwide trade fair in Koln, Germany as a new trademark intended for the traditional wholesale market.
Since 2007, the Group has refreshed and updated the image of its Italsofa brand and operates a total of 11 Italsofa stores in China, with the objective of positioning Italsofa as a higher market alternative to very low-cost Chinese competitors. By March 31, 2010, in addition to the 11 stores in China, the Group has opened five stores in Israel, one in Spain, one in UAE and one in Montenegro, and the Group has also opened six galleries in Europe and Asia. In 2010, the Group intends to continue developing the Italsofa retail channel in Europe and the Middle East. In addition, the Group has decided to allocate marketing investments for both communications and for the Italsofa display system to support this new retail channel.

Organizational Structure
Natuzzi S.p.A. is the parent company of the Natuzzi Group.
As of April 30, 2010, the Company’s principal operating subsidiaries were:

	Percentage of
Name	ownership	Registered office	Activity
Italsofa Nordeste S/A	100.00	Bahia, Brazil	(1)
Italsofa Shanghai Ltd.	96.50	Shanghai, China	(1)
Softaly Shanghai Ltd.	100.00	Shanghai, China	(1)
Natuzzi China Ltd.	100.00	Shanghai, China	(1)
Italsofa Romania	100.00	Baia Mare, Romania	(1)
Natco S.p.A.	99.99	Bari, Italy	(2)
I.M.P.E. S.p.A.	90.83	Qualiano, Italy	(3)
Nacon S.p.A.	100.00	Bari, Italy	(4)
Lagene S.r.l.	100.00	Bari, Italy	(4)
Natuzzi Americas Inc.	100.00	High Point, NC, USA	(4)
Natuzzi Iberica S.A.	100.00	Madrid, Spain	(4)
Natuzzi Switzerland AG	100.00	Kaltbrunn, Switzerland	(4)
Natuzzi Nordic	100.00	Copenaghen, Denmark	(4)
Natuzzi Benelux S.A.	100.00	Geel, Belgium	(4)
Natuzzi Germany Gmbh	100.00	Dusseldorf, Germany	(4)
Natuzzi Sweden AB	100.00	Stockholm, Sweden	(4)
Natuzzi Japan KK	100.00	Tokyo, Japan	(4)
Natuzzi Services Limited	100.00	London, UK	(4)
Natuzzi Trading Shanghai Ltd.	100.00	Shanghai, China	(4)
Natuzzi Oceania PTI Ltd.	100,00	Sidney, Australia	(4)
OOO Natuzzi Russia	100,00	Moscow, Russia	(4)
Italholding S.r.l.	100.00	Bari, Italy	(5)
Natuzzi Netherlands Holding	100.00	Amsterdam, Holland	(5)
Natuzzi Trade Service S.r.l.	100.00	Bari, Italy	(6)
La Galleria Limited	100.00	London, UK	(7)
Natuzzi United Kingdom Limited	100.00	London, UK	(7)
Kingdom of Leather Limited	100.00	London, UK	(7)

(1)	Manufacture and distribution

(2)	Intragroup leather dyeing and finishing

(3)	Production and distribution of polyurethane foam

(4)	Services and Distribution

(5)	Investment holding

(6)	Transportation services

(7)	Dormant
See Note 1 to the Consolidated Financial Statements included in Item 18 of this annual report for further information on the Company’s subsidiaries.

Strategy
The negative performance of the Group in 2009 and in recent years has largely been the result of several challenges specific to the furniture industry and prevalent in the economy at large. For instance, the discretionary spending of consumers on furnished goods has been negatively impacted by the persistent effects of the global economic downturn, largely as a result of lower home values, high levels of unemployment and personal debt, and reduced access to consumer credit.
In an effort to address these challenges and to restore the positive performance of the Group, the Board of Directors in February 2010 approved the 2010 Budget which took into account the current financial and economic uncertainty. This new budget replaces the previous three-year Business Plan for 2009-2011 approved by the Board on October 2008. The main goal of the 2010 Budget is to achieve € 600 million of consolidated net sales while posting a positive EBIT (earnings before interest and taxes) amount. If the Group is unable to fully implement the strategies identified in the 2010 Budget or if such strategies do not achieve their intended effects, the Group may continue to suffer losses. See “Item 3. Key Information—Risk Factors” for discussions of the risks and uncertainties that may impact the Group’s results and plans.
In order to accomplish its primary objectives, the 2010 Budget will employ a growth strategy based on:
1.	increasing competitiveness;

2.	improving service to clients;

3.	improving product quality;

4.	striving for innovation;

5.	the worldwide launch of the new B2B trademark Edition;

6.	creating more efficiency in the manufacturing and procurement process by revising product cost structures and focusing more on the R&D and engineering process; and

7.	eliminating waste and redundancies in Group processes, with a focus on increasing integration within the Group by completing the SAP rollout.
The Group’s primary objective is to expand and strengthen its presence in the global upholstered furniture market in terms of sales and production, while at the same time increasing the Group’s profit and efficiency. To achieve these objectives, the Group’s principal strategic objectives include:
Repositioning the Brand Portfolio Strategy of the Group — The Group is focusing in all price segments of the leather and non-leather upholstered furniture market. The Group has divided its extensive product range into three different brands — Natuzzi, Italsofa, and Natuzzi Editions/Editions — in an effort to address specific market segments and increase its sales and profitability.

The Natuzzi brand offers high-end, high-quality products, with detailed designs and customized materials and finishes. The Group aims to position this brand as one that helps consumers rediscover the home as a welcoming place, a place of happiness and well-being. The Group also wants to establish an “inspirational” image for this brand through the style and quality of its products, and the concepts and presentation in its stores. Finally, the Group seeks to broaden this brand’s market by bringing consumers in various countries around the world product collections filled with beautiful, Italian-style living room design. Products under this brand are distributed through the Group’s stores, galleries, and qualified free market (multi-brand) retailers that carry high-end products.
From the identification of consumer preferences and market trends to the delivery of the living room in the consumer’s home, Natuzzi directly controls the production and distribution value chain, with the aim of ensuring ultimate quality at competitive prices. All models are designed in the Group’s Style Center in Italy and are primarily manufactured at the Group’s Italian factories.
The Italsofa brand targets the medium-to-medium low segment of the market. The Group aims to position this brand offering Italian style products at the best value. The brand includes a wide range of sofas and armchairs in leather, fabric and microfiber, which are available in different versions, coverings and colors. Products are designed and engineered in Italy and manufactured at the Group’s factories in China, Brazil and Romania, to provide the best possible value in the market. Products under this brand are mainly distributed through the wholesale channel in addition to single-brand stores and galleries.
The Natuzzi Editions / Editions Brand is a new brand that aims to generate the volumes necessary to sustain the Group’s production sites around the world. The Natuzzi Editions/Editions collection of sofas and armchairs are tailored to suit every taste and every style and the collection is developed solely for wholesale distribution. The Group is positioning this brand in the medium-to-medium low segment of the market and it contains a wide range of models and functionality, from stationary to sectionals, from motions to leather recliners and sofabeds, from traditional to transitional, and from casual to modern. For Europe and the Rest of the World, the Group offers a selection of unique models specifically tailored and designed for the enthusiasts of Italian made products. Like our other brands, all of the Natuzzi Editions/Editions models are designed and engineered in Italy.
With the introduction of the Natuzzi Editions/Editions brand, the Group aims to shift its Italsofa wholesale business to Natuzzi Editions/Editions in order to enable Italsofa to become exclusively a consumer Brand. In this way the Group will guarantee continuity of turnover in the wholesale distribution channel.
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
As of March 31, 2010, there were 298 stores worldwide, including Natuzzi stores and Divani & Divani by Natuzzi stores, and 19 Italsofa stores. By using the same creative concepts and internal decorations in Natuzzi stores and Natuzzi galleries, the Group has created a coherent identity for the Natuzzi and Italsofa brands.
Since 2007, the Group has organized an annual Retail Congress in Italy, inviting all of its worldwide partners to visit the Group’s headquarters for product selection and collection renewal, and to participate in strategy sessions aimed at developing marketing and advertising plans for the upcoming year. More than 230 stores and 500 persons participated at the most recent Retail Congress. Due to the success of the most recent event, the Group has confirmed it will continue this practice in 2010.
Product Diversification and Innovation- The Group believes that it is the Italian manufacturing company in the designer furniture and home decoration industry most capable of offering consumers carefully developed, coordinated living rooms at competitive prices through its “Total Look” offer. The Total Look offer is conceived in accordance with the latest trends in design, materials and colors, and includes high quality sofas, furnishings and accessories, all of which are developed in-house and presented in harmonic and personalized solutions. The Group has taken a number of steps to broaden its product lines, including the development of new models, such as modular and motion frames, and the introduction of new materials and colors, including exclusive fabrics and microfibers. See “Item 4. Information on the Company—Product Development” In order to add to its already vast offerings in upholstered furniture, the Group has begun to invest in its furnishings and accessories offerings.
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
The Style Center is improving its interaction with the market under the coordination of dedicated office Range managers (who provide a link between R&D and market needs). The first effects of this market-oriented policy were visible during the Retail Congress held in May 2009, which resulted in positive feedback with respect to our products and pricing.
Manufacturing
Our manufacturing facilities are located in Italy, China, Romania and Brazil.
As of March 31, 2010, the Group operated six production facilities in Italy and three warehouses (one for leather, one for finished goods and one for accessories). Four of the facilities are engaged in upholstery cutting and sewing and assembly of finished and semi-finished products, and employed (net of those workers temporarily laid-off), as of the same date, 2,795 workers, 43.4% of whom are not directly involved in production. Seven of these nine facilities are located either in, or within a 25-mile radius of, Santeramo, where the Group’s headquarters are located. Assembly operations at the Group’s production facilities also include leather cutting and sewing and attaching foam and covering to frames.

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
One of the Group’s production facilities, which is located near Naples and employed 61 workers as of March 31, 2010, is engaged in the production of flexible polyurethane foam and, because the facility’s production capacity is in excess of the Group’s needs, also sells foam to third parties. The foam from the Naples facility, which is produced through a patented process that results in a high-quality material without using any auxiliary blowing agent, is sold under the “Eco-FlexTM” trademark. A material specially designed for mattresses is also produced and sold under the “GreenflexTM” trademark.
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

The Group currently manufactures the Italsofa Collection outside Italy at plants located in China, Romania, and Brazil, although the strong appreciation of Brazilian currency against the U.S. dollar and the low productivity of the Brazilian plants have negatively affected the competitiveness of the Group’s manufacturing operations in Brazil. If orders exceed production capacity at these plants, Italsofa products are also manufactured in the plants of the Company’s subcontractors.
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
The Group’s Chinese production plants are subject to an expropriation process by local Chinese authorities since such plants are located on land that is intended for public utilities. Negotiations are currently underway with the local Chinese authorities as to the timing of the expropriation process and the compensation to be paid to the Group. Based on an informal meeting with the local Chinese authorities, we should vacate from our land no later than May 31, 2011. Management believes that, in terms of production continuity, no particular risk is expected from this expropriation process since the Company has already identified another area that will compensate for the production capacity reduction caused by the expropriation. In particular, the Group has identified an alternative production site on a “build to lease” basis with a production area of 88,800 square meters. The new production area will be available to us by July 30, 2010. Improvements will follow subsequently and the first production shift at the new production location is expected to start in December 2010. The production shift will be gradual (department by department) in order to mitigate any effect on production output. Therefore, it is expected that the final shift will occur by the end of March 2011.
From an economic point of view, the Group expects to receive adequate compensation as a result of the aforementioned expropriation process pursuant to Chinese laws and regulations.
Historically, the Group has entrusted some of its production work relating to the assembly of finished products from raw materials and finished parts to subcontractors located within a 20-mile radius of Santeramo (about 10% of Natuzzi’s production during fiscal year 2009). The Group’s contracts with these subcontractors provide that the Group will supply to each subcontractor product designs, finished leather, pre-cut cushions, wooden frames and other assembly materials. The subcontractors are required to assemble these materials into finished products.
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

The Group purchases hides from slaughterhouses and tanneries located mainly in Italy, Brazil, Germany, Colombia, Ireland, Scandinavian countries, and Eastern Europe. The hides purchased by the Group are divided into several categories, with hides in the lowest categories being purchased mainly in Brazil. The hides in the middle categories are purchased mainly in Italy and certain other parts of Europe and hides in the highest categories are purchased in Germany and Scandinavian countries. A significant number of hides in the lowest categories are purchased at the “wet blue” stage — i.e., after tanning — while some hides purchased in the middle and highest categories are unprocessed. The Group has implemented a leather purchasing policy according to which a percentage of leather is purchased at a finished or semi-finished stage. Therefore, the Group has had a smaller inventory of “split leather” to sell to third parties. Approximately 80% of the Group’s hides are purchased from 10 suppliers, with whom the Group enjoys long-term and stable relationships. Hides are generally purchased from the suppliers pursuant to orders given every one to two months specifying the number of hides, the purchase price and the delivery date.
Hides purchased from Europe are delivered directly by the suppliers to the Group’s leather facilities near Udine, while those purchased outside of Italy are inspected overseas by technicians of the Group, delivered to an Italian port and then sent by the Group to the Udine facility and subcontractors. Management believes that the Group is able to purchase leather hides from its suppliers at reasonable prices as a result of the volume of its orders, and that alternative sources of supply of hides in any category could be found quickly at an acceptable cost if the supply of hides in such category from one or several of the Group’s current suppliers ceased to be available or was no longer available on acceptable terms. The supply of raw cattle hides is principally dependent upon the consumption of beef, rather than on the demand for leather.
During the first quarter of 2009, the prices for hides stabilized. In the second quarter of 2009, the prices for hides decreased, although these prices have been continually increasing since the final quarter of 2009. Due to the volatile nature of the hides market, there can be no assurances that any current trend of stabilized prices will continue. See “Item 3. Key Information—Risk Factors—The price of the Group’s principal raw material is difficult to predict.”
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
“Supply-Chain Management”
Procurement Policies and Operations Integration — In order to improve customer service and reduce industrial costs, the Group in 2009 established a definitive policy for handling suppliers and supply logistics. All of the sub-departments working in the Logistics Department have been reorganized to maximize efficiency throughout the supply-chain. The Logistics Department now coordinates periodic meetings among all of its working groups in order to identify areas of concern that arise in the supply-chain, and to identify solutions that will be acceptable to all groups. The Logistics Department is responsible for monitoring the proposed solutions in order to ensure their effectiveness. Additionally, in order to improve access to supply-chain information throughout the Group, the Logistics Department (with the support of the Information Systems department) has created a new portal that allows the Logistics Department and other departments (such as Customer Service and Sales) to monitor the movement of goods through the supply-chain.
Production Planning (Order Management, Production, Procurement) — The Group’s commitment to reorganizing procurement logistics has led to:
1) the development of a logistic-production model to customize the level of service to customers;
2) a 16.0% reduction in the size of the Group’s inventory of raw materials and/or components, particularly those pertaining to coverings. This positive impact was made possible by both the development of software that allows more detailed production programming and broader access by suppliers themselves, and a more general reorganization of supplier relationships. Suppliers are now able to provide assembly lines at Italian plants with requested components within four hours;
3) the planning and partial completion of the industrial reorganization of the local production center; and
4) since January 2009, the SAP system has been implemented through the organization.

The Group also plans procurements of raw materials and components:
i) “On demand” for those materials and components (which the Group identifies by code numbers) that require a shorter lead time for order completion than the standard production planning cycle for customers’ orders. This system allows the Group to handle a higher number of product combinations (in terms of models, versions and coverings) for customers all over the world, while maintaining a high level of service and minimizing inventory size. Procuring raw materials and components “on demand” eliminates the risk that these materials and components would become obsolete during the production process; and
ii) “Upon forecast” for those materials and components requiring a long lead time for order completion. The Group utilizes a new forecast methodology, developed in cooperation with a consulting firm. This methodology balances the Group’s desire to maintain low inventory levels against the Sales Department’s needs for flexibility in filling orders, all the while maintaining high customer satisfaction levels. This new methodology is currently being developed together with the Group’s Information Systems Department, in order to create a new intranet portal, called Worldwide Demand Planning tool. This tool is working for sales coming from the North American and Asia Pacific market, under the supervision of a forecast manager. Once completed, it will further support corporate logistics and operations managers to better forecast the future demand for the Group’s products so as to improve the lead time from material supply to sales delivery.
Special production programs—those requiring lead times shorter than three weeks—are only available to a restricted group of customers, for a limited group of collections and product combinations.
Lead times can be longer than those mentioned above when a high number of unexpected orders are received.
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

As far as the load composition by truck is concerned, the Group has commissioned a software development project to minimize total transport costs by taking into account volume and route optimization for customers’ orders in defined areas. A prototype of this software was delivered to the Group in November 2007. The Group concluded testing of this prototype in September 2008 and it is currently operational. This software was developed by the Group jointly with Polytechnic of Bari and the University of Lecce.
Transportation — The Group delivers goods to customers by common carriers. Those goods destined for the Americas and other markets outside Europe are transported by sea in 40’ high cube containers, while those produced for the European market are generally delivered by truck and, in some cases, by railway. In 2009, the Group shipped 9,000 containers (40’hc) to overseas countries and approximately 6,000 full load mega-trailer trucks to European destinations. To improve service levels, a method of Supplier Vendor Rating is under development to measure performance of carriers and distributors providing direct service. This rating system has first been extended to transport by land, and, later, also to the transport by sea.
The Group relies principally on several shipping and trucking companies operating under “time-volume” service contracts to deliver its products to customers and to transport raw materials to the Group’s plants and processed materials from one plant to another. In general, the Group prices its products to cover its door-to-door shipping costs, including all customs duties and insurance premiums. Some of the Group’s overseas suppliers are responsible for delivering raw materials to the port of departure, therefore transportation costs for these materials are generally under the Group’s control. At the same time, a transportation tender has been organized during 2009. This tender involves worldwide transportation companies; the concept is to have a better service for our customers at a cheaper price reducing the number of transport companies involved in the inbound & outbound flow.
Product
The Group is committed to the conception, prototyping (for sofas and furnishings), production (for sofas only) and commercialization of a wide range of upholstered furniture, both in leather and in fabric, as well as furnishings and accessories. The Group also collaborates with acclaimed third-party designers and engineers for the conception and prototyping of certain products in order to enhance brand visibility, especially with respect to the Natuzzi Brand.
New models are the result of a constant information flow that stems from the market (whose preferences are analyzed, filtered and translated by the product managers into a brief, including specific styles, functions and price points), and is communicated to the group of designers who, through constant work with the team from the prototypes department, sketches the creation of new products in accordance with the guidelines received. The diversity of customer tastes and preferences and the natural inclination of the Group to offer new solutions results in the development of products that are increasingly personalized.
The product development process is also based on specific needs of particular clients (key accounts / mass dealers) who are capable of generating a critical mass of sales that enable the product to achieve the right market penetration. The Group’s product range falls within five broad categories of furniture: stationary furniture (sofas, loveseats and armchairs); sectional furniture; motion furniture; sofa beds; and occasional chairs (including recliners and body massage chairs).

In 2009, along with the development of new models and continuing research into new materials and design innovation, the Group also launched a company-wide project to reduce complexity, with the hopes of attaining an optimal number of products by streamlining and consolidating the number of semi-finished goods. The results of this project will likely materialize during the course of 2010 and into 2011.
The Group’s wide range of products includes a comprehensive collection of sofas and armchairs with particular styles, coverings and functions, with more than two million combinations. The Group’s offering is divided into three different brands and collections that satisfy different market needs:
(a)	Natuzzi Collection: an inspirational, high-end brand, vigorously promoted worldwide as “Made in Italy”;

(b)	Editions/Natuzzi Editions Collection: a trademark that aims to generate volumes necessary to regain market share; and

(c)	Italsofa Collection: a brand that aspires to provide customers with tastefuldesigns at affordable prices.
The Natuzzi Collection, positioned in the medium-high market, focuses on making Italian quality and style accessible through coordinated and innovative living rooms. This collection stands out for high quality in the choice of materials and finishes, as well as the creativity and details of its designs. As of March 31, 2010, this line of products offered 115 models, 9 articles in fabrics in 48 colors, 13 leather articles in 91 colors. The collection also includes a selection of additional furniture (wall units, tables, lamps, carpets), accessories (pots and candles), furniture for the dining room (tables, chairs, lamps) to offer complete furniture with the aim enabling the Group to become a real “Lifestyle Company.”
The Italsofa Collection, which is characterized by a young and vibrant style, offers products for the medium-to-medium low market. As of March 31, 2010 this collection consisted of 93 models, six leather products in 41 colors, and four fabric products in 22 colors.
The Natuzzi Editions/Editions Collection, as of March 31, 2010, consisted of 97 models, 17 leather products in 73 colors, and one fabric product in two colors.
The Group’s overall sales are also partly the result of unbranded production, developed on the basis of specific provision agreements for important key accounts and mass-dealer clients like IKEA and Macy’s.
Innovation remains a strategic activity for the Group. Product Development efforts in 2009 continued to focus on the design of new products, particularly the study of better furniture coverings, and also on improvement of the manufacturing process, with the goal of adapting to the preferences of our target consumers. See also “Item 4. Information on the Company—Manufacturing.”
More than 150 highly-qualified people work in these activities, and typically about 100 new sofa models are generally introduced each year. The Group conducts its research and development efforts and activities from its headquarters in Santeramo in Colle, Italy in accordance with stringent quality standards and has earned the ISO 9001 certification for quality and the ISO 14001 certification for its low environmental impact. The ISO 14001 certification also applies to the Company’s tannery subsidiary, Natco S.p.A. The Group’s plant in Laterza and the Santeramo headquarters have also received an ISO 9001 certification for their roles in the design and production of furnishings and accessories.

Advertising
The Group’s Communications System was developed to regulate all methods used in each market to advertise the brand name, and it operates simultaneously on different levels: the “brand-building level” establishes the brand’s philosophy, while the “traffic-building level” aims to attract consumers to points of sale using various kinds of initiatives, such as presentations of new collections, new store openings and promotional activities.
Advertising in store galleries is carried out with the help of the “Retail Advertising Kit,” a collection of templates that enable direct advertising of consumer brands or the advertising of such brands in conjunction with the retailer’s brand.
Retail Development
The Retail Development department has set up, following a strategic analysis, a Center for Retail Competence whose main objectives are, on a worldwide basis:
1.	to determine and define the retail business model for the Group;

2.	to design an auditing and control system for the Group’s retail business model under the supervision of top management;

3.	to define the consumer segments to be targeted;

4.	to define a product mix more consistent with the needs of targeted consumers and the market;

5.	to define a store concept consistent with the Natuzzi brand’s high-end positioning;

6.	to define store formats (e.g., size, location, aesthetic and commercial features);

7.	to define development plans and network re-positioning; and

8.	to define the correct communication tools and training.
The expansion of products that the Group offers for the high-end segment has required an adjustment to the presentation of products at points of sale. The Natuzzi product offering is increasingly oriented towards the concept of total living. Therefore, single-brand Natuzzi points of sales have been recently refurnished in order to re-create a complete living room environment, including the use of interior decorations.
Markets
The Group markets its products internationally as well as in Italy. Outside Italy, the Group sells its leather furniture principally on a wholesale basis to major retailers and furniture stores. In 1990, the Group began selling its leather-upholstered products in Italy and abroad through franchised Divani & Divani by Natuzzi and Natuzzi furniture stores. Since 2001, the Group has also sold its furniture through directly owned Natuzzi stores and Divani & Divani by Natuzzi stores. Starting from the second half of 2007, the Group has sold its promotional line in China through Italsofa stores, of which there were 16 as of the end of 2009.

The following tables show the leather and fabric-upholstered furniture net sales and number of seats sold of the Group broken down by geographic market for each of the years indicated:
Leather and Fabric Upholstered Furniture, Net Sales (in millions of euro)

	2009		2008		2007

Americas(1)	139.9	31.0%	208.6	36.0%	198.6	35.2%
Natuzzi	71.7	15.9%	110.4	18.8%	114.4	20.3%
Italsofa	68.2	15.1%	98.2	16.7%	84.2	14.9%

Europe	263.7	58.5%	323.7	55.1%	319.4	56.7%
Natuzzi	160.1	35.5%	189.3	32.2%	191.8	34.0%
Italsofa	103.6	23.0%	134.4	22.9%	127.6	22.6%

Rest of the world	47.0	10.4%	55.5	9.4%	45.5	8.1%
Natuzzi	27.8	6.2%	32.8	5.6%	29.9	5.3%
Italsofa	19.2	4.3%	22.7	3.9%	15.6	2.8%

Total	450.6	100.0%	587.8	100%	563.5	100%

Leather and Fabric Upholstered Furniture, Net Sales (in seats) (2)

	2009		2008		2007

Americas (1)	785,156	40.8%	1,272,559	46.7%	1,176,585	45.4%
Natuzzi	332,910	17.3%	554,492	20.4%	560,647	21.6%
Italsofa	452,246	23.5%	718,067	26.4%	615,938	23.8%

Europe	943,103	49.0%	1,211,939	44.5%	1,225,882	47.3%
Natuzzi	415,582	21.6%	487,821	17.9%	523,054	20.2%
Italsofa	527,521	27.4%	724,118	26.6%	702,828	27.1%

Rest of the world	194,961	10.1%	237,809	8.7%	189,926	7.3%
Natuzzi	70,855	3.7%	90,430	3.3%	87,950	3.4%
Italsofa	124,106	6.5%	147,379	5.4%	101,976	3.9%

Total	1,923,220	100.0%	2,722,307	100.0%	2,592,393	100.0%

(1)	Outside the United States, the Group also sells its products to customers in Canada and Central and South America (collectively, the “Americas”).

(2)	Includes seats produced at Group-owned facilities and by subcontractors. Seats are a unit measurement. A sofa consists of three seats; an armchair of one.
1. United States and the Americas.
In 2009, net sales of leather and fabric-upholstered furniture in the United States and the Americas was € 139.9 million, a decrease of 32.9% from € 208.6 million in 2008, and the number of seats sold decreased 38.3%, from 1,272,560 in 2008 to 785,156 in 2009.
The Group’s principal customers are major retailers. The Group advertises its products to retailers and, recently, to consumers in the United States and Canada both directly and through the use of various marketing tools. The Group also relies on its network of sales representatives and on the furniture fairs held at its High Point, North Carolina offices each Spring and Fall to promote its products.
The Group’s sales in the United States and Canada are handled by Natuzzi Americas, which maintains offices in High Point, North Carolina, the heart of the most important furniture manufacturing and distribution region in the United States. The staff at High Point provides customer service, marketing and logistics, handles finance and collections, and generally acts as the customers contact for the Group. As of March 31, 2010, the High Point operation had 63 employees, 27 independent sales representatives and eight sub-representatives for the United States and Canada. They are regionally supervised by three Vice Presidents.

Invoicing and accounting for the Group’s Latin American operations is also managed from High Point, whereas a new local representative office is now operating in San Paulo, Brazil and takes care of sales and marketing for all markets south of the US-Mexico border. As of March 31, 2010 Natuzzi Latin American representative office in Brazil had seven sales representatives.
A directly owned store operates in New York City under the brand Natuzzi. In addition, there are five Natuzzi single-brand stores operating in the Americas that are owned by local dealers and are located in the US, Mexico (2), Venezuela and Panama. The opening of the first directly owned store in Brazil is scheduled for May 2010 under the Italsofa brand. The launch of a Natuzzi brand store in Brazil is planned for 2011.
2. Europe.
During 2009, the Group continued to consolidate its position in Europe by investing in stores and galleries. Net sales of leather and fabric-upholstered furniture in Europe decreased by 18.5% to € 263.7 million (down from € 323.7 million in 2008), with the number of seats sold decreasing by 22.2%, from 1,211,939 in 2008 to 943,103 in 2009.
Italy. Since 1990, the Group has sold its upholstered products within Italy principally through the Divani & Divani franchised network of furniture stores (now Divani & Divani by Natuzzi). As of March 31, 2010, there were 103 Divani & Divani by Natuzzi stores and one Natuzzi store located in Italy. The Group directly owns 22 of these stores, including the store operating under the Natuzzi name.
Outside Italy. The Group expands into the European markets mainly through single-brand stores (local dealers, franchisees or directly operated stores). As of March 31, 2010, 128 single-brand stores were operating in Europe: 20 under the Divani & Divani by Natuzzi franchise brand (seven in Greece and 13 in Portugal); two Italsofa stores (Spain and Montenegro); and the remaining 106 under the Natuzzi name (28 in France, 23 in Spain, 11 in Holland, six in the United Kingdom, five in Switzerland, four in Russia, three in the Czech Republic, three in Poland, two each in Germany, Slovenia, Croatia, Romania, Latvia, Cyprus, Malta, and one each in Belgium, Sweden, Denmark, Finland, Ukraine, Hungary, Lithuania, Serbia, Bosnia-Herzegovina, and Estonia). Of these stores, 34 were directly owned by the Group as of March 31, 2010 and all were operated under the Natuzzi name: 22 in Spain (of which two are outlets), five in Switzerland, four in the United Kingdom, and one each in Denmark and Sweden. Apart from the Natuzzi stores, the Group also operates 17 concessions in the United Kingdom.
Given the size of the Russian market and its strategic relevance to the Group’s future growth, a local representative office was opened in Moscow in February, 2010 with the aim of managing sales, marketing and customer service for Russia and Ukraine, and to supervise the opening of new single-brand stores in the Russian market.
3. Rest of the World.
Middle East. In 2009, net sales of leather and fabric-upholstered furniture in the Middle East decreased 26% to € 10.8 million (down from € 14.7 million in 2008), and the number of seats sold also decreased 26%, from 57,292 in 2008 to 42,334 in 2009.

As of March 31, 2010, the Group had a total of 13 Natuzzi stores in the Middle East: four in Israel, two each in the United Arab Emirates, Saudi Arabia and Turkey, and one each in Kuwait, Lebanon and Qatar.
In addition, four single-brand stores were operating under the brand Italsofa in Israel.
Asia-Oceania-Africa. In 2009, net sales of leather and fabric-upholstered furniture in the Asia-Oceania-Africa decreased 11% to € 35.5 million (down from € 40.1 million in 2008), and the number of seats sold decreased 15%, from 177,548 in 2008 to 150,444 in 2009.
Natuzzi Trading (Shanghai) Co., Ltd. acts as a regional office and manages the commercial part of the business throughout the region. In addition to its subsidiary in Japan and a South Korean agency, the Group also set up a representative office in Sydney, in order to be closer to the Australian and New Zealand markets. All of these offices report to the regional office in Shanghai. The general strategy for the Natuzzi brand is to further expand the store network throughout the region, with a strong emphasis on the Chinese market.
As of March 31, 2010, 49 single-brand Natuzzi stores were operating in the Asia Pacific market: 19 in China, 17 in Australia, five in Taiwan, two in New Zealand, and one each in the Philippines, Singapore, Thailand, Malaysia, South Korea and Indonesia. The Group also maintains 25 galleries in the Asia-Oceania-Africa region with locations in New Zealand, South Korea, Japan, Thailand, Indonesia, South Africa, Morocco, Egypt, and Tunisia. The Group also has a gallery presence in Australia, specifically at 14 David Jones department stores.
In 2007, the Group launched an initiative to redefine the image of its Italsofa brand, with the objective of positioning Italsofa within a higher market segment in contrast to low-cost Chinese competitors. As of March 31, 2010, there were 10 Italsofa single-branded stores in China. The Group is currently planning to further expand its presence in China, specifically with single-brand stores located in medium-sized cities across the country.
India. The Group is focusing its efforts and seeking to further invest in the Indian market. A local representative office was opened in Mumbai in the beginning of 2010 to manage sales, marketing and customer service and supervise the Natuzzi stores and Italsofa retail roll out in the Indian market.
Expansion into New Markets — The Group first targeted the United States market in 1983 and subsequently began diversifying its geographic markets, particularly in the highly fragmented European markets (outside of Italy). Although the Group is currently a leader in the leather-upholstered furniture segment in the United States and in Europe, it is now focusing its attention on the development of new foreign markets, like Latin America, China and India (Sources: CSIL, “The European market for upholstered furniture,” July 2008; CSIL, “The US market for upholstered furniture,” October 2007). The Group intends to continue to consolidate its growth in these markets.
Customer Credit Management — The Group maintains an active credit management program. The Group evaluates the creditworthiness of its customers on a case-by-case basis according to each customer’s credit history and information available to the Group. Throughout the world, the Group utilizes “open terms” in 81% of its sales and obtains credit insurance for almost 71% of this amount; 13% of the Group’s sales are commonly made to customers on a “cash against documents” and “cash on delivery” basis; and lastly, 6% of the Group’s sales are supported by a “letter of credit” or “payment in advance.”

Incentive Programs and Tax Benefits
Historically, the Group derived benefits from the Italian Government’s investment incentive program for under-industrialized regions in Southern Italy, which includes the area that serves as the center of the Group’s operations. The investment incentive program provided tax benefits, capital grants and subsidized loans. In particular, a substantial portion of the Group’s earnings before taxes and non controlling interest from 1994 to 2003 was derived from Group companies to some extent from such tax exemptions. These tax exemptions expired between 1996 and 2003. The last tax exemption was related to the subsidiary “Style & Comfort S.r.l.” and expired on December 27, 2003.
In December 1996, the Company and the “Contract Planning Service” of the Italian Ministry of Industrial Activities signed a “Program Agreement” with respect to the “Natuzzi 2000 project.” In connection with this project, the Group prepared a multi-faceted program of industrial investments for the increase of the production capacity of leather and fabric upholstered furniture in the area close to its headquarters in Italy. According to this “Program Agreement”, the Company should have made investments for € 295.2 million and at the same time the Italian government should have contributed in the form of capital grants for € 145.5 million. During 2003 the Company revised its growth and production strategy due to the strong competition from competitors in countries like China and Brazil. Therefore, as a consequence of this change in the economic environment in 2003, the Company requested to the Italian Ministry of Industrial Activities for the revision of the original “Program Agreement” as follows: reduction of the investment to be made from € 295.2 million to € 69.8 million, and reduction of the related capital grants from € 145.5 million to € 35.0 million. In April 2005, the Company received from the Italian Government the final approval of the “Program Agreement” confirming these revisions. The Company received under the aforementioned project capital grants for € 24.2 million. A committee has been appointed by the Ministry of Industrial Activities to prepare the final technical report for the disbursement of the remaining capital grants of approximately € 10.8 million.
On April 27, 2004, the Technical-Scientific Committee of the Italian Education, University and Research Ministry approved a four-year research project presented by the Company in February 2002 related to improvement and development in leather manufacturing and processing. The Committee has approved a maximum capital grant of € 2.4 million and a 10-year subsidized loan for a maximum amount of € 3.0 million at a subsidized interest rate of 0.5% to be used in connection with industrial research expenses and prototype developments (as published on August 20, 2004, in the Italian Official Gazette (Gazzetta Ufficiale della Repubblica Italiana) n° 195). Industrial research and prototype developments, planned as part of the project, are already underway thanks to the collaborative efforts of specialized in-house personnel and university researchers from the University of Lecce and the Polytechnic University of Bari. In February 2007, the Company provided the aforementioned Committee with the complete list of expenses to be acknowledged under such project and that had been incurred between August 19, 2002 through December 31, 2003 (such expenses amounted to € 1.0 million). Also in 2007, the Company sent the list of all the costs incurred in 2004 and 2005, amounting to € 1.1 million and € 1.7 million respectively, to be acknowledged under the same project. In July 2008, the Company sent the final list of all the costs incurred in 2006 and 2007. As a result of these costs, the Italian Government provided a € 2.0 million subsidized loan and a € 1.5 million operating subsidy to the Company in June 2008, in addition to a € 0.6 million subsidized loan and a € 0.6 million operating subsidy in February 2010.

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
During 2008, the Italian Ministry of Industrial Activities approved a new incentive program, entitled “Made in Italy — Industry 2015.” The objective of this program is to facilitate the realization and development of new production technologies and services with high innovation value in order to stimulate awareness for products that are made in Italy. In December 2008, the Company submitted to the Italian Ministry of Industrial Activities its proposal, entitled “i-sofas”, which is pending approval. The “i-sofas” program envisions a total investment of € 3.9 million, up to € 1.7 million of which may be contributed as a grant by the Italian Ministry of Industrial Activities. In March 2010, the Company was informed by the Italian Ministry of Industrial Activities that the “i-sofas” program had been approved but that it did not enter the final list for the capital contribution allocation because the funds that were budgeted by the Ministry for such incentive program were already assigned to other companies.
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
In April 2010, Natuzzi S.p.A., as the leader of a coalition of 19 institutions (including universities, research centers and other industrial companies), submitted to the MIUR (The Italian Ministry of Education, University and Research) a project proposal entitled “Future Factory,” which hopes to be financed using “P.O.N.” (Piano Operativo Nazionale - National Operating Plan) funds. This project concerns the research and development of technologies and advanced applications for the control, monitoring and management of industrial processes. This project anticipates an overall cost of € 17.4 million, of which Natuzzi is supposed to bear € 3.3 million (€ 2.6 million as industrial research-related costs, and € 0.7 million as experimental activity-related costs). However, there can be no guarantee that the Company will receive any such grants from the Italian Government.
Certain of the Group’s foreign subsidiaries, including Natuzzi China Ltd and Italsofa Nordeste S.A. enjoy significant tax benefits, such as corporate income tax exemptions or reductions of the applicable corporate income tax rates.

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
Trademarks and Patents
The Group’s products are sold under the “Natuzzi”, “Italsofa”, “Natuzzi Editions” and “Editions” trademarks. These trademarks and certain other trademarks, such as “Divani & Divani by Natuzzi,” have been registered as such in Italy, the European Union, the United States and elsewhere. In order to protect its investments in new product development, the Group has also undertaken a practice of registering certain new designs in most of the countries in which such designs are sold. The Group currently has more than 1,500 design patents and patents pending. Applications are made with respect to new product introductions that the Group believes will enjoy commercial success and have a high likelihood of being copied.
Regulation
The Company is incorporated under the laws of the Republic of Italy. The principal laws and regulations that apply to the operations of the Company—those of Italy and the European Union—are different from those of the United States. Such non-U.S. laws and regulations may be subject to varying interpretations or may be changed, and new laws and regulations may be adopted, from time to time. Our products are subject to regulations applicable in the countries where they are manufactured and sold. Our production processes are regularly inspected to ensure compliance with applicable regulations. While management believes that the Group is currently in compliance in all material respects with such laws and regulations (including rules with respect to environmental matters), there can be no assurance that any subsequent official interpretation of such laws or regulations by the relevant governmental authorities that differs from that of the Company, or any such change or adoption, would not have an adverse effect on the results of operations of the Group or the rights of holders of the Ordinary Shares or the owners of the Company’s ADSs. See “Item 4. Information on the Company—Environmental Regulatory Compliance,” “Item 10. Additional Information—Exchange Controls” and “Item 10. Additional Information—Taxation.”
Environmental Regulatory Compliance
The Group operates all of its facilities in compliance with all applicable laws and regulations.
Insurance
The Group maintains insurance against a number of risks. The Group insures against loss or damage to its facilities, loss or damage to its products while in transit to customers, failure to recover receivables, certain potential environmental liabilities, product liability claims and Directors and Officer Liabilities. While the Group’s insurance does not cover 100% of these risks, management believes that the Group’s present level of insurance is adequate in light of past experience.

Description of Properties
The location, approximate size and function of the principal physical properties used by the Group as of April 30, 2010 are set forth below:

	Size
	(approximate		Production
	square		Capacity	Unit of
Location	meters)	Function	per day	Measure

Santeramo in Colle (BA) — Italy	29,000	Headquarters, prototyping, manufacturing of wooden frames, showroom (Owned)	704	Frames
Santeramo in Colle, Iesce (BA) — Italy	28,000	Sewing and product assembly (Owned)	1,400	Seats
Matera La Martella — Italy	38,000	General warehouse of sofas and accessory furnishing (Owned)	N.A.	N.A.
Ginosa (TA) — Italy	16,000	Sewing and product assembly (Owned)	900	Seats
Laterza (TA) — Italy	11,000	Leather cutting (Owned)	7,500	Square Meters
Laterza (TA) — Italy	13,000	Fabric and lining cutting, leather warehouse (Owned)	6,000	Linear Meters
Laterza (TA) — Italy	20,000	Accessory Furnishing Packaging and Warehouse (Owned)	N.A.	N.A.
Qualiano (NA) — Italy	12,000	Polyurethane foam production (Owned)	87	Tons
Pozzuolo del Friuli (UD) — Italy	21,000	Leather dyeing and finishing (Owned)	14,000	Square Meters
High Point — North Carolina — U.S.A.	10,000	Office and showroom for Natuzzi Americas (Owned)	N.A.	N.A.
Baia Mare — Romania	75,600	Leather cutting, sewing and product assembly, manufacturing of wooden frames, polyurethane foam shaping, fiberfill production and wood and wooden product manufacturing (Owned)	2,900	Seats
Shanghai — China	44,000	Leather cutting, sewing and product assembly, manufacturing of wooden frames, polyurethane foam shaping, fiberfill production (Owned)	4,000	Seats
Shanghai (Fengpu) — China	14,500	Leather cutting, leather and fabric warehouse (Leased)	10,800	Square Meters
		Fabric cutting	420	Linear Meters
Salvador de Bahia (Bahia) — Brazil	28,700	Leather cutting, sewing and product assembly, manufacturing of wooden frames, polyurethane foam shaping, fiberfill production (Owned)	700	Seats

The Group believes that its production facilities are suitable for its production needs and are well maintained. The Group’s production facilities are operated utilizing close to 73.0% of their production capacity. Operations at all of the Group’s production facilities are normally conducted Monday through Friday with two eight-hour shifts per day. In 2009, the Group continued to utilize subcontractors to meet demand variability.
Capital Expenditures
The following table sets forth the Group’s capital expenditures for each year for the three-year period ended December 31, 2009:

	Year ending December 31,
	(millions of Euro)
	2009	2008	2007

Land and plants	0.3	1.1	3.3
Equipment	1.6	5.1	10.1
Other assets	6.7	9.8	13.1

Total	8.6	16.0	26.5

Capital expenditures during the last three years were primarily made to make improvements to property, plant and equipment, to implement SAP as well as for the expansion of the Company’s retail network. For further discussion see notes 9 and 10 to the Consolidated Financial Statement included in Item 18 of this annual report. In 2009, capital expenditures were primarily made to open new Natuzzi stores and Natuzzi galleries, to make improvements at the Group’s existing facilities (those located in Baia Mare, Romania, and other facilities located in and around Santeramo in Colle, Italy) in order to increase productivity as well as for the purpose of implementing the SAP system. The Group expects that capital expenditures in 2010 will be approximately € 30 million, which is expected to be financed with cash flow from operations. The Group plans to direct such capital expenditures mainly to open new stores and galleries, towards the continued implementation of SAP and to achieve productivity improvements in existing plants and to complete the process of relocating its existing Chinese facilities to new venues in light of the anticipated expropriation process relating to its current facilities. The Group expects approximately 84% of the new store and gallery openings to be in the Europe region and approximately 16% of the new store and gallery opening to occur in Eastern Europe, the Middle East, China and India.
Item 4A. Unresolved Staff Comments
None.

Item 5. Operating and Financial Review and Prospects
The following discussion of the Group’s results of operations, liquidity and capital resources is based on information derived from the audited Consolidated Financial Statements and the notes thereto included in Item 18 of this annual report. These financial statements have been prepared in accordance with Italian GAAP, which differ in certain respects from U.S. GAAP. For a discussion of the principal differences between Italian GAAP and U.S. GAAP as they relate to the Group’s consolidated net loss and shareholders’ equity, see Note 26 to the Consolidated Financial Statements included in Item 18 of this annual report.
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
In particular in 2009, our market capitalization increased significantly, by approximately 105%, but it is still below our company’s book value. Many factors could have contributed to this situation, including, without limitation, general economic and financial conditions, our financial results, movement in stock market prices and, from time to time, an illiquid trading market for our ADSs. As a result of market capitalization and other triggering events discussed in detail in Notes 9, 23, 26(g) and 26(k) of the Consolidated Financial Statements included in Item 18 of this annual report, the Company had to analyze its overall valuation and performed an impairment analysis of its long-lived assets, including intangible assets, and goodwill in accordance with Italian GAAP and US GAAP (whenever the events or changes in circumstances indicate that the carrying amount of an asset may be not recoverable).
Based on this impairment analysis, the Company did not record any impairment loss in its consolidated statements of operation for the year ended December 31, 2009.

Furthermore, the Company would like to underline that the net book value of goodwill (net of impairment charge) as of December 31, 2009 under Italian GAAP and US GAAP was 0.4% and 1.3% of total assets, respectively (see notes 10 and 26(g) of the Consolidated Financial Statements included in item 18 of this annual report).
Recoverability of Deferred Tax Assets — Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the accounting in the consolidated financial statements of existing assets and liabilities and their respective tax bases, as well as for losses available for carrying forward in the various tax jurisdictions. Deferred tax assets are reduced by a valuation allowance to an amount that is reasonably certain to be realized. Deferred tax assets and liabilities are calculated using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.
In assessing the feasibility of the realization of deferred tax assets, management considers whether it is reasonably certain that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and the tax loss carry forwards are utilized.
Given the cumulative loss position of Natuzzi and of most of its Italian and foreign subsidiaries as of December 31, 2009 and 2008 (see note 14 of the Consolidated Financial Statements included in item 18 of this annual report), management considered the scheduled reversal of deferred tax liabilities and tax planning strategies, in making this assessment. However, after a reasonable effort as of December 31, 2009 and 2008, management has not identified any relevant tax planning strategies available to reduce the need for a valuation allowance. Therefore, at December 31, 2009 and 2008 the realization of the deferred tax assets is primarily based on the scheduled reversal of deferred tax liabilities (see note 14 of the Consolidated Financial Statements included in item 18 of this annual report).
Based upon this analysis, management believes it is more likely than not that the Group will realize only a portion of the benefits of the deductible differences and net operating loss carry forwards (see note 14 of the Consolidated Financial Statements included in item 18 of this annual report), net of the existing valuation allowances at December 31, 2009 and 2008.
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

Revenue Recognition — Under Italian GAAP, the Group recognizes sales revenue, and accrues associated costs, at the time products are shipped from its manufacturing facilities located in Italy and abroad. A significant part of the products are shipped from factories directly to customers under sales terms such that ownership, and thus risk, is transferred to the customer when the customer takes possession of the goods. These sales terms are referred to as “delivered duty paid,” “delivered duty unpaid,” “delivered ex quay” and “delivered at customer factory.” Delivery to the customer generally occurs within one to six weeks from the time of shipment. The Group’s revenue recognition under Italian GAAP is at variance with U.S. GAAP. For a discussion of revenue recognition under U.S. GAAP, see Note 26(c) to the Consolidated Financial Statements included in Item 18 of this annual report.
Results of Operations
Summary — Despite a series of challenges, including increasingly stiff industry competition and reduced consumer discretionary spending as a result of the global economic downturn, aspects of the Group’s performance in 2009 improved as compared with its performance in 2008, although notably its sales volumes decreased significantly during that time. In 2009, the Group had net losses of € 17.7 million, which was a substantial improvement compared to net losses of € 61.9 million in 2008, although the Group did experience a 22.6% decrease in net sales, from € 666.0 million in 2008 to € 515.4 million in 2009. In 2009, the Group sold 1,923,220 seats, down 29.3% as compared to 2008. In 2009, net sales of Natuzzi branded products, which targets the high-end of the market, decreased by 23.4% to € 254.7 million (from € 332.6 million in 2008), with the number of Natuzzi-branded seats sold decreasing by 29.9% as compared to 2008. Net sales of the medium/low-priced Italsofa furniture decreased by 23.2% in 2009, to € 195.9 million from € 255.2 million in 2008, with the number of Italsofa seats sold decreasing by 28.9
The Group’s negative performance in 2009 was principally due to a decrease in the sales volume of Natuzzi-branded products though it was partially offset by an improvement in gross margin. In particular, we believe that the underperformance in sales was primarily caused by a number of ongoing factors in the global economy that have negatively impacted the discretionary spending of consumers. These economic factors include lower home values, high levels of unemployment and personal debt, and reduced access to consumer credit. These developments, coupled with the ongoing malaise of the global financial system and capital markets, have caused a decline in consumer confidence and curtailed consumer spending.
Due to a decrease in net sales volume of our products, the poor performance of the Group’s retail network, and the low efficiency of the manufacturing plant operating in Brazil, the Group reported operating losses in 2009 (despite realizing a significant improvement in operating margin levels when compared to 2008) despite improving its net financial position.
Despite these challenges, the Group continued to invest in the repositioning of the Natuzzi brand and the reorganization of its sales activities in 2009, as well as in the ongoing restructuring of its operations, with the aim of regaining its competitiveness and ensuring its long-term profitability.

The following table sets forth certain statement of operations data expressed as a percentage of net sales for the years indicated:

	Year Ended December 31,
	2009	2008	2007
Net sales	100.0%	100.0%	100.0%
Cost of sales	64.0	71.9	72.6
Gross profit	36.0	28.1	27.4
Selling expenses	29.0	25.9	27.4
General and administrative expenses	9.0	7.4	7.7
Operating loss	(2.0)	(5.2)	(7.7)
Other income (expense), net	0.6	(3.9)	(0.4)
Income taxes	1.9	0.2	1.8
Net loss	(3.3)	(9.3)	(9.9)
See “Item 4. Information on the Company—Markets” for tables setting forth the Group’s net leather- and fabric-upholstered furniture sales and seats sold, which are broken down by geographic market, for the years ended December 31, 2007, 2008 and 2009.
2009 Compared to 2008
Net Sales for 2009, including sales of leather and fabric-upholstered furniture and other sales (principally sales of polyurethane foam and leather sold to third parties as well as of accessories), decreased 22.6% to € 515.4 million, as compared to € 666.0 million in 2008.
Net sales for 2009 of leather and fabric-upholstered furniture decreased 23.3% to € 450.6 million, as compared to € 587.8 million in 2008. The 23.3% decrease was due to a combination of factors, principally (i) a 29.3% decrease in the number of seats sold, (ii) a 0.7% increase in sales as reported in euro stemming from the depreciation of the euro against the U.S. dollar, and (iii) a 5.3% increase due to targeted pricing strategies and advertising with respect to certain product models. Net sales of Natuzzi-branded furniture accounted for 56.5% of our total net sales in 2009 (as compared to 56.6% in 2008), and net sales of Italsofa-branded products accounted for 43.5% of our total net sales for 2009 (as compared to 43.4% in 2008).
Net sales for 2009 of leather upholstered furniture decreased 22.7% to € 413.7 million, as compared to € 535.2 million in 2008, and net sales for 2009 of fabric upholstered furniture decreased 30.0% to € 36.8 million, as compared to € 52.6 million in 2008.
In the Americas, net sales for 2009 of upholstered furniture decreased by 32.9% to € 139.8 million, as compared to € 208.6 million in 2008, and seats sold decreased by 38.3% to 785,156, as compared to 1,272,560 in 2008. Net sales of the lower-priced Italsofa-branded furniture decreased 30.6% compared to 2008, while net sales of the higher-priced Natuzzi-branded furniture decreased 35.0%. In Europe, net sales for 2009 of upholstered furniture decreased 18.5% to € 263.7 million, as compared to € 323.7 million in 2008, due to the combined effect of a 18.0% decrease in net sales of Natuzzi-branded furniture and to a 19.2% decrease in net sales of Italsofa-branded furniture. In the Rest of the World, net sales for 2009 of upholstered furniture decreased 15.2% to € 47.0 million, as compared to € 55.5 million in 2008, due to a 15.2% decrease in net sales of Natuzzi-branded furniture and to a 15.2% decrease in net sales of Italsofa-branded furniture.

Net sales for 2009 of the Natuzzi-branded furniture decreased 23.4% to € 254.7 million, as compared to € 332.6 million in 2008, with the number of Natuzzi-branded seats sold decreasing by 29.9%. During 2009, net sales of the medium/low-priced Italsofa furniture decreased 23.2% to € 195.9 million, as compared to € 255.2 million in 2008, with the number of Italsofa seats sold decreasing by 28.9%.
Total net sales of Divani & Divani by Natuzzi and Natuzzi Stores decreased 18.2% in 2009 to € 96.1 million, as compared to € 117.1 million in 2008.
In 2009, total seats sold decreased 29.3% to 1,923,220 from 2,722,307 sold in 2008. Negative performance was recorded in the Europe region (down 22.1% to 943,103 seats), in the Americas (down 38.3% to 785,156 seats) and the Rest of the World (down 18.0% to 194,961 seats).
The following provides a more detailed country by country examination of the changes in volumes by brand in our principal markets:
• Natuzzi Brand. In terms of seats sold under the Natuzzi brand, the Group recorded negative results in the United States (-41.9%), Canada (-40.2%), France (-30.3%), Italy (-14.1%), Spain (-26.3%), Ireland (-47.3%), Portugal (-49.3%), Denmark (-48.6%) and Belgium (-13.6%). Positive results were reported in Mexico (+13.8%), Korea (+9.2%), and Israel (+8.7%).
• Italsofa Brand. In terms of seats sold under the Italsofa brand, the Group recorded decreases in many countries, including Holland (-23.1%), Germany (-24.1%), France (-26.6%), Ireland (-16.1%), Chile (-36.9%), Sweden (-30.4%) and Norway (-18.8%). Positive results were reported in Korea (+1.4%), Israel (+5.7%), the United Kingdom (+6.2%), Portugal (+ 1.8) and China (+3.6%).
Other Net Sales (principally sales of polyurethane foam and leather sold to third parties, as well as of accessories) decreased 17.2% to € 64.8 million, as compared to € 78.2 million in 2009.
Cost of Sales in 2009 decreased in absolute terms by 31.1% to € 329.7 million (representing 64.0% of net sales), as compared to € 478.8 million (or 71.9% of net sales) in 2008. The improvement in cost of sales, as a percentage of net sales, was due to the decrease in the cost of leather and of other principal raw materials, as well as improvements in material efficiency and plant rationalization.
Gross Profit. The Group’s gross profit decreased 0.9% in 2009 to € 185.6 million, as compared to € 187.2 million in 2008 as a result of the factors described above.
Selling Expenses decreased 13.2% in 2009 to € 149.6 million, as compared to € 172.3 million in 2008, and, as a percentage of net sales, increased from 25.9% in 2008 to 29.0% in 2009. This increase was mainly due to lower net sales.
General and Administrative Expenses. In 2009, the Group’s general and administrative expenses decreased 6.7% to € 46.6 million, as compared to € 49.9 million in 2008, and, as a percentage of net sales, increased from 7.4% in 2008 to 9.0% in 2009 as a result of the Group’s decreased net sales.

Operating Loss. The Group had an operating loss of € 10.6 million for 2009, as compared to an operating loss of € 35.0 million in 2008, as a result of the factors described above.
Other Income (expenses), net. The Group registered other income, net, of € 3.1 million in 2009 as compared to other expenses, net of € 25.8 million in 2008. Net interest expenses, included in other income (expense), net, in 2009 was € 1.1 million, as compared to net expenses of € 0.2 million in 2008. See Note 23 to the Consolidated Financial Statement included in Item 18 of this annual report.
The Group registered a € 6.9 million foreign-exchange net gain in 2009 (included in other income (expense), net), as compared to a net loss of € 11.0 million in 2008. The foreign exchange gain in 2009 primarily reflected the following factors:
•
a net realized loss of € 3.1 million in 2009 (compared to a loss of € 1.3 million in 2008) on domestic currency swaps due to the difference between the forward rates of the domestic currency swaps and the spot rates at which the domestic currency swaps were closed (the Group uses the forward rate to hedge its price risks against unfavourable exchange rate variations);

•	a net realized gain of € 2.1 million in 2009 (compared to a loss of € 6.3 million in 2008), from the difference between invoice exchange rates and collection/payment exchange rates;
•	a net unrealized gain of € 7.9 million in 2009 (compared to an unrealized gain of € 1.1 million in 2008) on accounts receivable and payable; and
•	a net unrealized loss of € 0.06 million in 2009 (compared to an unrealized loss of € 4.4 million in 2008), from the mark-to-market of domestic currency swaps.
The Group also recorded other expenses, included in other income (expense), net, in 2009 of € 2.6 million, compared to other expenses of € 14.5 million reported in 2008. These expenses reflected the following factors:
•
a € 3.8 million contingent-liabilities provision for estimated losses related to some claims (including tax claims) and legal actions in 2009, while in 2008, the provisions for contingent liabilities amounted to € 3.2 million;

•	other expenses of €0.6 million deriving from the write-off of fixed assets in 2009, while in 2008, the other expenses deriving from the write off of fixed assets amounted to € 1.2 million;
•	the Group did not record any expenses due to the impairment of long-lived assets, while in 2008 it recorded € 4.7 million for such expense;
•	the Group did not record any expenses for one-time termination benefits, while in 2008 it recorded € 4.6 million for such expenses; and
•	€ 2.9 million as other income, net in 2009, compared to other expenses, net of € 0.8 million in 2008.
The Group does not follow hedge accounting and records all fair value changes of its domestic currency swaps in its statement of operations.

Income Taxes. In 2009, the Group suffered a negative effective tax rate of 131.6% on the loss before taxes and non controlling interest, compared to the Group’s effective negative tax rate of 2.2% reported in 2008.
For the Group’s Italian companies the negative effective tax rate (i.e., the obligation to accrue taxes despite reporting a loss before taxes) was due to the regional tax denominated “Irap” (see Note 14 to the Consolidated Financial Statements in Item 18 of this annual report). This regional tax is generally levied on the gross profits determined as the difference between gross revenue (excluding interest and dividend income) and direct production costs (excluding labor costs, interest expenses and other financial costs). As a consequence, even if an Italian company reports a pre-tax loss, it could still be subject to this regional tax. In 2009, most Italian companies within the Group reported losses but had to pay “Irap.”
In 2009, the Group’s effective income tax rate was negatively affected also by the considerable increase in the deferred tax assets valuation allowance. In fact, in 2009, most of the Italian and foreign subsidiaries realized significant pre-tax losses and were in a cumulative loss position, so management did not consider it reasonably certain that the deferred tax assets of those companies would be realized in the scheduled reversal periods (see Note 14 to the Consolidated Financial Statements in Item 18 of this annual report).
For some of the Group’s foreign subsidiaries (Italsofa Shanghai Ltd, Softaly Shanghai Ltd, Natuzzi China Ltd and Italsofa Romania), the increase in the effective tax rate was mainly due to the improvement in profit before taxes and reduction or maturity of tax incentives to which they were entitled.
Net Loss. The Group reported a net loss of € 17.7 million in 2009, as compared to a net loss of € 61.9 million in 2008. On a per-Ordinary Share, or per-ADS basis, the Group had net losses of € 0.32 in 2009, as compared to net losses of € 1.13 in 2008.
As disclosed in Note 26 to the Consolidated Financial Statements included in Item 18 of this annual report, established accounting principles in Italy vary in certain significant respects from generally accepted accounting principles in the United States. Under U.S. GAAP, the Group would have had net losses of € 25.7 million, € 55.7 million and € 60 million in 2009, 2008 and 2007, respectively, compared to net losses of € 17.7 million, € 61.9 million and € 62.6 million in 2009, 2008 and 2007, respectively under Italian GAAP.
2008 Compared to 2007
Net Sales for 2008, including sales of leather and fabric-upholstered furniture and other sales (principally sales of polyurethane foam and leather sold to third parties as well as of accessories), increased 5.0% to € 666.0 million, as compared to € 634.4 million in 2007.
Net sales for 2008 of leather and fabric-upholstered furniture increased 4.3% to € 587.8 million, as compared to € 563.5 million in 2007. The 4.3% increase was due to a combination of factors, principally (i) a 5.0% increase in the number of seats sold, (ii) a 3.9% decrease in sales as reported in euro stemming from the appreciation of the euro against the U.S. dollar, and (iii) a 3.2% increase due to targeted pricing strategies and advertising with respect to certain product models. Net sales of Natuzzi-branded furniture accounted for 56.6% of our total net sales in 2008 (as compared to 59.6% in 2007), and net sales of Italsofa-branded products accounted for 43.4% of our total net sales for 2008 (as compared to 40.4% in 2007).

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
Other Income (expenses), net. The Group registered other expenses, net, of € 25.8 million in 2008 as compared to other expenses, net of € 2.6 million in 2007. Net interest expenses, included in other income (expense), net, in 2008 was € 0.2 million, as compared to net income of € 1.7 million in 2007. See Note 23 to the Consolidated Financial Statement included in Item 18 of this annual report.
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
Since 2003, the Group has not followed hedge accounting and records all fair value changes of its domestic currency swaps in its statement of operations.
Income Taxes. In 2008, the Group suffered a negative effective tax rate of 2.6% on the loss before taxes and minority interest, compared to a Group’s effective negative tax rate of 22.2% reported in 2007.
For the Group’s Italian companies the negative effective tax rate (or the obligation to accrue taxes despite reporting a loss before taxes) was due in part to the regional tax denominated “Irap” (see Note 14 to the Consolidated Financial Statements in Item 18 of this annual report). As indicated in the “Income Taxes” section for 2009 above, even if an Italian company reports a pre-tax loss, it could still be subject to this regional tax. In 2008, most Italian companies within the Group reported losses but had to pay “Irap.”
In 2007, the Group’s effective income tax rate was negatively affected by the considerable increase in the deferred tax assets valuation allowance. In fact, in 2007 most of the Italian and foreign subsidiaries realized significant pre-tax losses and were in a cumulative loss position, so management did not consider it reasonably certain that the deferred tax asset of those companies would be realized in the scheduled reversal periods (see Note 14 to the Consolidated Financial Statements in Item 18 of this annual report).
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
Liquidity and Capital Resources
The Group’s cash and cash equivalents were € 66.3 million as of December 31, 2009, as compared to € 47.3 million as of December 31, 2008. The most significant changes in the Group’s cash flows between 2008 and 2009 are described below.
Cash flow generated by operating activities were € 33.4 million in 2009, as compared to cash flow used in operations of € 32.0 million in 2008. This improvement in cash flow in operating activities of € 65.4 million from 2008 to 2009 was primarily as a result of improvement in operating loss of € 24.4 million, a decrease in trade receivables of € 25.8 million, a decrease in inventory of € 10.8 million, which was partially offset by a decrease in accounts payable of € 4.8 million. The decrease in inventories was primarily attributable to overall improvements in inventory control and reduction in inventory levels, while the decrease in trade receivables was primarily attributable to a decrease in credit sales. These effects were partially offset by the negative impact of cash flow used by the reduction of other receivables and accounts payables in 2009.
Cash flow used in investment activities in 2009 decreased € 5.0 million to € 8.5 million. The decrease in cash used in investment activities in 2009 was due to lower capital expenditures. Capital expenditures were € 16.0 million and € 8.6 million in 2008 and 2009, respectively. In both 2008 and 2009, capital expenditures related primarily to the opening of new Natuzzi stores and galleries as well as improvements at existing manufacturing facilities intended to increase productivity (including the purchase of equipment). In 2009, the Group continued to invest in order to continue the implementation of the SAP system for its domestic and foreign companies. See “Item 3. Key Information—Risk Factors—Introduction of a new integrated management system.”
Cash used by financing activities in 2009 totalled € 5.7 million, as compared to € 4.0 million of cash generated by financing activities in 2008. The cash used by financing activities in 2009 was negatively affected by the decrease in short term borrowings and was partially offset by the higher proceeds of long term-debt.
As of December 31, 2009, the Group had available unsecured lines of credit for cash disbursements totalling € 45.8 million, of which € 0.8 million (or 1.7% of the total) were used. The Group uses these lines of credit to manage its short-term liquidity needs. The unused portions of these lines of credit amounted to approximately € 45.0 million (see Note 11 to the Consolidated Financial Statements included in Item 18 of this annual report) as of December 31, 2009. Amounts borrowed by the Group under these credit facilities are not subject to any restrictions on their use, but are repayable either on demand (for bank overdrafts) or on a short-term basis (for other bank borrowings under existing credit lines). Given their nature, these lines of credit may be terminated by the banks at any time. The Group’s borrowing needs are not subject to seasonal fluctuations.

In light of the downturn of the global economy and the continuing uncertainty about these conditions in the foreseeable future, we are focused on effective cash management, controlling costs, and preserving cash in order to continue to make necessary capital expenditures and acquire of stores. For example, we reviewed all capital projects for 2010 and are committed to execute only those projects that are necessary for business operations.
Management believes that the Group’s working capital is sufficient for its present requirements. The Group’s principal source of liquidity is its existing cash and cash equivalents, supplemented to the extent needed to meet the Group’s short term cash requirements by accessing the Group’s existing lines of credit. The Group expects to continue relying on existing cash and cash equivalents as its principal source of liquidity in the future. As of December 31, 2009, the Group’s long-term contractual cash obligations amounted to € 94.7 million of which € 17.4 million comes due in 2010 (€ 13.4 million in 2009). See “Item 5. Operating and Financial Review and Prospects—Contractual Obligations and Commitments.” The Group’s long-term debt represented less than 1.0% of shareholders’ equity as of December 31, 2009 and 2008 (see Note 16 to the Consolidated Financial Statements included in Item 18 of this annual report). At December 31, 2009 and 2008 there are no covenants on the above long-term debt. The Group’s principal uses of funds are expected to be the payment of operating expenses, working capital requirements, capital expenditures and restructuring of operations.
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
As of December 31, 2009, the Group’s long-term debt consisted of € 7.0 million (including the current portion of such debt) outstanding under subsidized loans granted by the Italian government (see “Item 4. Incentive Programs and Tax Benefits”) and its short-term debt consisted of € 0.8 million outstanding under its existing lines of credit, comprised entirely of bank overdrafts. This compares to € 3.8 million of long-term debt and € 9.7 million of short-term debt outstanding as of December 31, 2008.
As of December 31, 2009, all of the Group’s long-term debt and short-term debt were denominated in euro. For the maturity profile of the Group’s long-term debt, please consult the table labelled “Contractual Obligations” below. Short-term overdrafts are payable on demand. Other bank borrowings under existing lines of credit have other short-term maturities. The bulk of the group’s long-term debt bears interest at a fixed rate of 0.74% per annum, with 24.3% of its long-term debt bearing interest at 2.25% per annum. The Group’s short-term debt bears interest at floating rates, with a weighted average interest rate per annum of 1.18% on the Group’s overdraft borrowing and 0.0% on other short-term borrowing as of December 31, 2009, compared to 3.31% and 6.22%on the Group’s overdraft and other short-term borrowing, respectively, as of December 31, 2008. The Group does not have outstanding any other debt instruments, except that it has entered derivative instruments to reduce its exposure to the risk of short-term declines in the value of its foreign currency denominated revenues and not for speculative or trading purposes. For additional information on these derivative instruments, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Exchange Rate Risks.”

The Group maintains cash and cash equivalents in the currencies in which it conducts its operations, principally euro, U.S. dollars, Canadian dollars, Australian dollars and British pounds.
The following tables set forth the material contractual obligations and commercial commitments of the Group (of the type required to be disclosed pursuant to Item 5F of Form 20-F) as of December 31, 2009:

	Payments Due by Period (thousands of euro)
		Less than			After 5
Contractual Obligations	Total	1 year	2-3 years	4-5 years	years
Long-Term Debt(1)	6,980	1,123	2,149	1,634	2,074
Interest due on Long Term Debt (2)	324	81	126	76	41
Operating Leases (3)	87,438	16,245	28,631	21,855	20,707

Total Contractual Cash Obligations	94,742	17,449	30,906	23,565	22,822

(1)	Please see Note 16 to the Consolidated Financial Statements included in Item 18 of this annual report for more information on the Group’s long-term debt.

(2)	Interest due on long-term debt has been calculated using fixed rates contractually agreed with lenders

(3)	The leases relate to the leasing of manufacturing facilities and stores by several of the Group’s companies.

	Amount of Commitment Expiration Per
	Period (thousands of euro)
	Total
	Amounts	Less than			After 5
Other Commitments	Committed	1 year	2-3 years	4-5 years	years
Guarantees(1)	11,595	11,595	—	—	—

(1)
The guarantee is primarily comprised of a guarantee letter provided by a bank in connection with the Natuzzi 2000 project. The guarantee letter will expire when the Italian Ministry of Economic Development provides the Company with the final disbursement of the capital grants already provided. See “Item 4. Information on the Company — Incentive Programs and Tax benefits.”

Under Italian law, the Company and its Italian subsidiaries are required to pay a termination indemnity to their employees when they cease their employment with the Company or the relevant subsidiary. Likewise, the Company and its Italian subsidiaries are required to pay an indemnity to their sales agents upon termination of any sales agent’s agreement. As of December 31, 2009, the Group had accrued an aggregate employee termination indemnity of € 29.6 million. In addition, as of December 31, 2009, the Company had accrued a provision for contingent liabilities of € 14.9 million, a sales agent termination indemnity of € 1.2 million and a one-time termination indemnity benefit of € 2.0 million. The one-time termination benefit includes the amount to be paid on the separation date to certain workers to be terminated on an involuntary basis. See Notes 3(n) and 17 of the Consolidated Financial Statements included in Item 18 of this annual report. These amounts are not reflected in the table above. It is not possible to determine when the amounts that have been accrued will become payable.

The Group is also involved in a number of claims (including tax claims) and legal actions arising in the ordinary course of business. As of December 31, 2009, the Group had accrued provisions relating to these contingent liabilities in the amount of €14.9 million. See “Item 8. Financial Information—Legal and Governmental Proceedings” and Note 17 to the Consolidated Financial Statements included in Item 18 of this annual report.
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
U.S. GAAP — The new accounting standards under U.S. GAAP relevant for the Company are outlined below:
Accounting Standards Update (“ASU”) No. 2009-17, Improvements to Financial Reporting by Enterprises involved with Variable Interest Entities (Formerly FASB Statement No. 46R):
In December 2009 the FASB issued ASU 2009-17 (formerly FASB Statement No. 167) that amends the guidance on variable interest entities in Accounting Standards Codification (“ASC”) No. 810, Improvements to Financial Reporting by Enterprises involved with Variable Interest Entities (Formerly FASB Statement No. 46R) related to the consolidation of variable interest entities. It requires reporting entities to evaluate former QSPEs for consolidation, changes the approach to determining a VIE’s primary beneficiary from a quantitative assessment to a qualitative assessment designed to identify a controlling financial interest, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a VIE. It also clarifies, but does not significantly change, the characteristics that identify a VIE. ASU 2010-10 is effective as of the beginning of a company’s first fiscal year that begins after November 15, 2009, and for subsequent interim and annual reporting periods. Early adoption is prohibited. The Company is currently evaluating the impact of adopting ASU No. 2009-17 on its financial position and results of operations.

Accounting Standards Update (“ASU”) No. 2010-06, Fair Value Measurements and Disclosures:
In January 2010 the FASB issued Accounting Standards Update (“ASU”) No. 2010-06, Fair Value Measurements and Disclosures. The standard update amends certain disclosure requirements of Subtopic 820-10. This ASU provides additional disclosures for transfers in and out of Levels I and II and for activity in Level III. This ASU also clarifies certain other existing disclosure requirements including level of desegregation and disclosures around inputs and valuation techniques. The final amendments to the Accounting Standards Codification will be effective for annual or interim reporting periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activity for purchases, sales, issuances, and settlements on a gross basis. That requirement will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Early adoption is permitted. The amendments in the update do not require disclosures for earlier periods presented for comparative purposes at initial adoption. The Company is currently evaluating the provisions of these standards, but does not expect adoption to have a material impact on its financial position and results of operations.
Accounting Standards Update (“ASU”) No. 2010-13, Compensation—Stock Compensation:
In April 2010 the FASB issued Accounting Standards update (“ASU”) No. 2010-13, Compensation—Stock Compensation. The objective of this update is to address the classification of an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. FASB Accounting Standards Codification Topic 718, Compensation—Stock Compensation, provides guidance on the classification of a share-based payment award as either equity or a liability. A share-based payment award that contains a condition that is not a market, performance, or service condition is required to be classified as a liability. This update provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments in this update do not expand the recurring disclosures required by Topic 718. The amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The Company is currently evaluating the provisions of these standards, but does not expect adoption to have a material impact on its financial position and results of operations.
Item 6. Directors, Senior Management and Employees
The Board of Directors of Natuzzi S.p.A. currently consists of eight members.
The directors and senior executive officers of the Company as of June 18, 2010 were as follows:

Name	Age	Position with the Company
Pasquale Natuzzi *	70	Chairman of the Board of Directors, Chief Executive Officer
Antonia Isabella Perrone *	40	Director
Annamaria Natuzzi *	44	Director
Giuseppe Antonio D’Angelo *	45	Independent Director
Maurizia Iachino Leto di Priolo *	61	Independent Director
Francesco Giannaccari *	45	Independent Director

Name	Age	Position with the Company
Mario Lugli *	63	Independent Director
Giacomo Santucci **	54	Independent Director
Vittorio Notarpietro	47	Chief Financial Officer, IR & IT
Annunziata Natuzzi	46	Program Reshaping Committee Director
Francesco Basile	42	Chief Human Resources and Organization Officer
Umberto Bedini	54	Chief Operation Officer
Giuseppe Cacciapaglia	42	Chief Internal Control Systems Officer
Cosimo Cavallo	51	Chief Commercial Officer
Giambattista Massaro	48	Chief Procurement Officer
Stefano Sette	41	Chief Marketing & Product Development Officer
Giacomo Ventolone	42	Chief Institutional Relations & Corporate Communication Officer

*
The above mentioned Members of the Board of Directors were elected at the Company’s Annual Ordinary Shareholders’ Meeting held on July 2, 2008. Their term will expire at the next Ordinary Shareholders’ Meeting that will approve the annual accounts for the year ended December 31, 2010.

**	Mr Santucci was appointed at the General Shareholders Meeting held on May 5, 2009.
Pasquale Natuzzi, currently Chairman of the Board of Directors and Chief Executive Officer, founded the Company in 1959. Mr. Natuzzi held the title of sole Director of the Company from its incorporation in 1972 until 1991, when he became the Chairman of the Board of Directors.
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
Giuseppe Antonio D’Angelo is an Independent Director of the Company and is currently Executive Vice President of Anglo-America Regions with Ferrero International SA. Before joining Ferrero in 2009, he acquired significant international experience in general management of multinational companies such as General Mills (from 1997 to 2009), S.C. Johnson & Son (from 1991 to 1997) and Procter & Gamble (from 1989 to 1991). Mr. D’Angelo earned his Bachelors of Arts degree in Economics from LUISS University of Rome in 1988. He received certification from Harvard Business School in the Advanced Management Program in 2004.

Maurizia Iachino Leto di Priolo is an Independent Director of the Company. She has gained expertise in the executive search field as a Partner at Spencer Stuart Italy, an executive search consulting firm. Since 2001, she has been advising quoted and private companies on corporate governance. Since 2007, she has been leading the Governance Practice at Key2people. Ms. Iachino was President of Save the Children Italy from 2001 to 2007, she is a board member of Fondazione Franco Parenti, member of the scientific committee of Ned Community, the Italian Community of Non-Executive Directors and is Member of the De Agostini Executive Committee for the IV generation.
Francesco Giannaccari is an Independent Director of the Company and is the Vice President for Tom Ford International and International Franchisees. He is also the CEO for Pelletteria Artigiana, the company producing leather accessories for Tom Ford. He was Head of International Operations with Abercrombie & Fitch from 2005 to 2007. Mr. Giannaccari developed his career as controller for the Rinascente Group (from 1991 to 1997) and subsequently joined the GUCCI Group, where he became CFO for Gucci Europe (from 1998 to 2001) before accepting the office of Vice Executive President of Bottega Veneta (a subsidiary of the GUCCI Group NV) from 2001 to 2005.
Mario Lugli is an Independent Director of the Company, he graduated magna cum laude from the University of Modena and with an LL.M. from Oxford University and he is a lawyer specializing in corporate law. His professional experience includes service as General Counsel and Head of Corporate Legal Affairs for important groups such as Luxottica, RCS Media Group, FIAT Group, Montedison and IRI-Italstat. He is currently a member of the Board of Directors or Statutory Auditors of major Italian companies such as AMSA S.p.A., InalcaJBS S.p.A., CostieroGas S.p.A., Investimenti Infrastrutture S.p.A., ENI Trading and Shipping S.p.A., and ENI Servizi S.p.A. He was appointed auditor for the Ministry of Justice in 1995.
Giacomo Santucci is an Independent Director of the Company. He is a founder, owner and consultant of Creative Consulting, a company that combines different experiences in management consulting services. From 2001 to 2004, he was given various areas of responsibility in the Gucci Group. He has served as Chief Executive Officer of the Industrial Operations Division of the Gucci Group, as well as Chief Executive Officer and Vice President of the Gucci Division in Florence. From 1994 to 2000, he assumed roles of increasing responsibility in IPI Services, including serving as President of the Asia Pacific & Hong Kong region, General Manager/Director — Sales and Marketing Group, Chief Executive Officer and Board Member, Director of the Group Business Development & Planning and President of Helmut Lang. He has also served as Senior Manager for McKinsey & Co, as well as General Manager, International Director of Sales & Marketing and Assistant to the Chief Executive Officer for Salvatore Ferragamo.
Vittorio Notarpietro is the Chief Financial Officer of the Company. He rejoined the Group in September 2009. From 1991 to 1998, he was the Finance Director and Investor Relation Manager in the Group. From 1999 to 2006, he was IT Holding Group Finance Vice President. From 2006 to 2009, he was the CEO of Malo S.p.A., a leading Italian company in the luxury sector.

Annunziata Natuzzi is the Program Reshaping Committee Director and she joined the Company in 1981. She started working in the Production Department and, in two years, worked briefly in all of the departments of the Group. She has extensive experience in the Group’s Italian Sales Department and in the International Sales Administration Department. She worked in the Group’s Human Resources Department from 1990 to 2007. Annunziata Natuzzi is the daughter of Pasquale Natuzzi.
Francesco Basile is Chief Human Resources and Organization Officer. He joined the Company in 1997 as Recruiting and Training Manager. Mr. Basile previously worked in SIEMENS Nixdorf Information system AG Group as HR manager and was in charge of trade union relations.
Umberto Bedini is the Chief Operation Officer. He joined the Company in January 2009. Mr. Bedini previously occupied key functions within a number of large international groups, including Angelini Pharmaceutical Group, Rockwell Rimoldi, Merloni and Candy Group. Since 2004, Mr. Bedini has been a partner and CEO of ECA Consulting.
Giuseppe Cacciapaglia is the Chief Internal Control Systems Officer and he joined the Company in July 1996, primarily focusing on carrying out financial audit activities of the Group.
Cosimo Cavallo is the Chief Commercial Officer. He was a Regional Manager UK, SAE Europe and Middle East from September 2008 to December 2009. He joined the Company as a Europe Regional Manager in May 2008. He has also served as Group General Manager in the Sara Lee Corporation for the Champion Sports Wear and Hanes Casual Wear division. He has been a National Sales Manager Italy for Fruit of the Loom, RJ Reynolds Tobacco & Quaker.
Giambattista Massaro is the Chief Procurement Officer. He returned to the Company in January 2010 after his service as CEO of Ixina Italy s.r.l. — Snaidero Group from 2007 to 2009. From 1993 to 2007, he was General Manager of Purchasing, Logistics and Overseas Operation and a member of the Board of Directors of the Group. From 1992 to 1993, he was Assistant to Mr. Natuzzi, and from 1990 to 1992, he was Pricing and Costs Manager. He joined the Company in 1987 as a buyer. He also previously served as Chairman of Natco S.p.A., Natuzzi Trade Service S.r.l. and Lagene as well as Director of Italsofa Bahia Ltda., Italsofa Romania S.r.l. and Natuzzi Asia Ltd.
Stefano Sette is the Chief Marketing and Product Development Officer. He has also served as the Natuzzi Brand Group Senior Vice President, Vice President Sales Worldwide and Worldwide Product Manager. He joined the Company in its Export Sales Department in 1990 .

Giacomo Ventolone is the Chief Institutional Relations & Corporate Communication Officer. He worked in the US market as Brand Manager for Natuzzi Italy from December 2009 to March 2010. From January 2009 to December 2009, he was Regional Vice President for Latin America. He joined the company in 1997 and eventually served as Corporate and Internal Communication Manager from February 2004 to March 2007, and Communications Director from March 2007 to December 2008. Mr. Ventolone began his career as a freelancer with Pryngeps Galleryfrom 1992 to 1995, where he was responsible for the creation of communication tools for the industry. From 1995 to 1997, he worked in marketing and sales at De Agostini Diffusione del Libro.
Compensation of Directors and Officers
The Company established a compensation committee in February 2010, and it is composed of two directors, Mrs. Perrone and Mrs Iachino. As a matter of Italian law, the compensation of executive directors is determined by the Board of Directors, while the Company’s shareholders generally determine the base compensation for all Board members, including non-executive directors. Compensation of the Company’s executive officers is determined by the Chairman of the Board. A list of significant differences between the Group’s corporate governance practices and those followed by U.S. companies listed on the New York Stock Exchange may be found at www.natuzzi.com. See “Item 16G. Corporate Governance on the Company—Strategy” for a description of these significant differences.
Aggregate compensation paid by the Group to the directors and officers was approximately € 5.3 million in 2009.
The compensation paid in 2009 to the members of the Board of Directors is set forth below individually:

Name	Base Compensation
Pasquale Natuzzi	€280,000
Antonia Isabella Perrone	€30,000
Annamaria Natuzzi	€30,000
Giuseppe Antonio D’Angelo	€30,000
Maurizia Iachino Leto di Priolo	€30,000
Francesco Giannaccari	€30,000
Mario Lugli	€30,000
Giacomo Santucci	€19,667
Aldo Uva (*)	€16,400

(*)	Due to his resignation on March 23, 2009.
For 2010, the Group has launched a new Incentive System called Management By Process and Objectives —(“MBPO”). The new system is the natural consequence of the re-definition of the targets defined by the Board considering the objective impossibility of achieving the targets set forth in the Business Plan for 2009 — 2011, which has since been replaced by the 2010 Budget due to the persisting negative economic conditions generally and with respect to the furniture sector specifically.

The objective of the MBPO is to incentivize an improvement in the business results of the Group by spurring a “return to competitiveness” and a renewed focus on customer satisfaction. In order to safeguard the interests of the Company’s shareholders, the new incentive system is taking advantage of a “switch on/off” formula that contemplates, as necessary condition in order to activate the liquidation of 2010 MBPO sheets, the attainment of the Company’s target Operating income including the cost of the new incentive system.
Share Ownership
Mr. Pasquale Natuzzi, who founded the Company and is currently its Chief Executive Officer and Chairman of the Board of Directors, beneficially owns 29,358,089 Ordinary Shares, representing 53.5% of the Ordinary Shares outstanding (58.7% of the Ordinary Shares outstanding if the 5.2% of the Ordinary Shares owned by members of Mr. Natuzzi’s immediate family (the “Natuzzi Family”) are aggregated). As a result, Mr. Natuzzi controls the Group, including its management and the selection of its Board of Directors. Since December 16, 2003, Mr. Natuzzi has held his entire beneficial ownership of Natuzzi S.p.A. shares (other than 196 ADSs) through INVEST 2003 S.r.l., an Italian holding company wholly-owned by Mr. Natuzzi and having its registered office at Via Gobetti 8, Taranto, Italy. On April 18, 2008, INVEST 2003 S.r.l. purchased 3,293,183 American Depositary Shares, each representing one Ordinary Share, at the price U.S.$ 3.61 per ADS. For more information, refer to Schedule 13D filed with the U.S. Securities and Exchange Commission (“SEC”) on April 24, 2008. In relation to the “Natuzzi Stock Incentive Plan 2004-2009” (see “Item 10. Additional Information—Authorization of Shares”), the total number of new Natuzzi ordinary shares that were assigned without consideration to the beneficiary employees in 2006, 2007 and 2008 represents 0.3% of the current outstanding shares. For further discussion see Note 19 to the Consolidated Financial Statement included in Item 18 of this annual report.
Statutory Auditors
The following table sets forth the names of the three members of the board of statutory auditors of the Company and the two alternate statutory auditors and their respective positions. The current board of statutory auditors was elected for a three-year term on April 30, 2010.

Name	Position
Carlo Gatto	Chairman
Gianvito Giannelli	Member
Cataldo Sferra	Member
Costante Leone	Alternate
Giuseppe Pio Macario	Alternate
During 2009, the former statutory auditors of the Group received approximately € 224,000 in compensation in the aggregate for their services to the Company and its Italian subsidiaries.
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
External Auditors
On April 30, 2010, at the annual general shareholders’ meeting, Reconta Ernst & Young S.p.A., with offices in Bari, Italy, was appointed as the Company’s external auditor for a three-year period, replacing KPMG S.p.A. See further discussion in Item 16F, “Change in Registrant’s Certifying Accountant.”
Employees
As of December 31, 2009, the Group had 6,935 employees, (of which 3,360 are located in Italy and 3,575 are located abroad) as compared to 7,569 on December 31, 2008. As of March 31, 2010, the total number of employees was 6,992 (of which 3,348 were located in Italy and 3,644 were located abroad).
The following is a breakdown of the Group’s employees by qualification for the periods indicated:

			Change
			between
			2009 and
Qualification	2008	2009	2008
Top managers	56	61	+5
Middle managers	127	141	+14
Employees	1.306	1.125	-181
Blue collars	6.080	5.608	-472

Total	7,569	6,935	-634

The average total amount of employees during 2009 was of 6,980 (compared to an average of 7,256 employees during 2008).
We believe in Corporate Social Responsibility and have enjoyed generally good relations with our employees.
Italian law provides that, upon termination of employment for whatever reason, employees located in Italy are entitled to receive certain severance payments based on length of employment. As of December 31, 2009, the Company had € 29.6 million reserved for such termination indemnities, with such reserves being equal to the amounts, calculated on a percentage basis, required by Italian law.

As a result of the credit crisis and economic downturn in 2008 that negatively affected order flows and the Group’s sales numbers, the Company, in connection with the adoption of its 2009-2011 business plan, launched an industrial restructuring program in late 2008 in order to increase productivity while improving product quality. This restructuring program was based on the “Cassa Integrazione Guadagni” (or “CIG”), an Italian temporary and extraordinary lay-off program, and it involved approximately 1,273 workers in the Group’s Italian facilities.
Under persistently difficult business conditions that have negatively affected the Group’s order flow in 2009 and during the first few months of 2010, the Company entered into an important agreement with the trade unions on May 17 and 19, 2010, pursuant to which, in addition to renewing the CIG, the Company and the trade unions have agreed on the necessity of improving production efficiency by rationalizing the Group’s production in Italy. The average number of positions that participated in CIG in the Group’s Italian facilities for 2009 was substantially unchanged from 2008.
The extraordinary and temporary lay-off program, which was originally set to expire on June 16, 2010, was extended on June 15, 2010 for a further period of four months by the Ministry of Labor, with the possibility of further renewing the program for an additional period.
The new extraordinary and temporary lay-off program will involve about 1,500 workers including some white collars.
Further initiatives taken by the HR department were targeted towards achieving the Company’s strategic goals in order to recover its competitiveness, improve its customer service and to enhance its product quality. In particular, the HR department:
•
has launched a new organization, mainly directed at the customer, which is able to act efficiently and effectively to guarantee further management simplification and cost rationalization. For the Group, this new organization became necessary to ensure the creation of value for the consumer and all the stakeholders going forward;

•
has launched a revised management plan, entitled “My Way,” whose objective is to specify, by the end of 2010, the tools necessary to define the HR management model founded on the uniqueness of the Company and on the entrepreneur approach. To this end, the Group’s partnership with IULM University of Milan, which has launched a real program of research in order to define both the Company values (My Vision) and the managing guidelines (My Making), has been crucial in developing this plan. The results of the plan will be reflected in the new Values Charter and Natuzzi Management Style;

•	has joined the Business International Training Network, which offers different services, such as institutional and management events about economics, finance, and development; and
•
has confirmed the initiatives of retraining and re-qualification for workers participating in CIG, in order to facilitate a more effective reintegration of such workers in the workplace through structured paths in the fields of IT, and workplace safety.

The compensation policy, which considers organizational impacts and cost control measures, continues to be motivated by the values of meritocracy and selectivity. The compensation policy is compliant with labour market standards, attentive to internal equilibriums, successful in preserving the Group’s human resources while also making the Company attractive to potential valuable employees.

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
The following table sets forth information, as reflected in the records of the Company as of April 30, 2010, with respect to each person who owns 5% or more of the Company’s Ordinary Shares or ADSs:

	Number of
	Shares	Percent
	Owned	Owned

Pasquale Natuzzi (1)	29,358,089	53.5%
Schroder Investment Management North America Ltd (2)	4.085.100	7.448%
Quaeroq CVBA (3)	2,760,400	5.0%

(1)
Includes ADSs purchased on April 18, 2008. If Mr. Natuzzi’s Ordinary Shares are aggregated with those held by members of the Natuzzi Family, the amount owned would be 32,158,091 and the percentage ownership of Ordinary Shares would be 58.7%.

(2)	According to the Schedule 13G filed with the SEC by Schroder Investment Management North America on February 16,2010

(3)	According to the Schedule 13G filed with the SEC by Quaeroq CVBA on November 18, 2008.
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
As of April 30, 2010 54,853,045 Ordinary Shares were outstanding. As of the same date, there were 22,655,525 ADSs (equivalent to 22,655,525 Ordinary Shares) outstanding. The ADSs represented 41.3% of the total number of Natuzzi Ordinary Shares issued and outstanding.

Since certain ordinary shares and ADSs are held by brokers or other nominees, the number of direct record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States or of where the direct beneficial owners of such shares are resident.
Related Party Transactions
Since January 2007, neither the Company nor any of its subsidiaries was a party to a transaction with a related party that was material to the Company or the related party, or any transaction that was unusual in its nature or conditions, involving goods, services, or tangible or intangible assets, nor is any such transaction presently proposed. During the same period, neither the Company nor any of its subsidiaries made any loans to or for the benefit of any related party. For purposes of the foregoing, “related party” has the meaning ascribed to it in Item 7.B of Form 20-F.
Item 8. Financial Information
Consolidated Financial Statements
Please refer to “Item 18. Financial Statements” of this annual report.
Export Sales
Export sales from Italy totaled approximately € 198.6 million in 2009 down 22.5% from 2008. That figure represents 44.1% of the Group’s 2009 net leather and fabric-upholstered furniture sales.
Legal and Governmental Proceedings
The Group is involved in legal proceedings, arising in the ordinary course of business with suppliers and employees.
As already reported in previous Financial Statements, Natuzzi S.p.A has been requested to pay social security contributions related to prior years. The Company benefited from a national exemption in connection with personnel employed under “Training and Work experience” contracts for the years 1995-2001. In 2004, the European Court of Justice disregarded such exemptions and the European Commission ordered the Italian Government to collect all of the relevant unpaid contributions. The National Institute for Social Security (“INPS”) then issued a bill of payment of about € 18 million, but the Company appealed to the Labor Courts of Bari and Matera, referencing its compliance with the law in force at the time and invoking the statute of limitations with respect to periods prior to February 2000. In 2009, the Bari Labor Court cancelled all of the contributions claimed, with the exception of € 0.67 million, which had already been paid. The Matera Labor Court has not decided yet, but the Company considers it likely that it will obtain the same decision it did from the Bari Labor Court, and has therefore estimated the relevant probable risk to be approximately € 0.89 million, which has also already been paid. The total amount paid for the two claims was € 1.56 million, of which € 0.48 million was already accrued in the 2008 provision and was fully utilized in 2009, and the remaining € 1.08 million was accounted for in the 2009 Statement of Operations.

The Company intends to request a refund as management and its advisors maintain that such formal assessments were issued in error by the competent authorities. See Note 20 to the Consolidated Financial Statements included in Item 18 of this annual report.
In 2001, the Company brought suit against a competitor alleging copyright infringement. In 2006, the Court in which the suit was filed rejected the Company’s claims and ordered the Company to reimburse the legal costs sustained by the defendant. As of December 31, 2006, the Company estimated the probable amount of these legal costs to be € 1.5 million. This amount was charged to other income (expense), net in 2006. During 2007, the Company settled its liabilities in connection with these proceedings through an out-of-court agreement with the opposing party. See Note 23 to the Consolidated Financial Statements included in Item 18 of this annual report.
During 2007, the Company charged to other income (expense), net the amount of €2.2 million for the probable tax contingent liabilities related to income taxes and other taxes of some foreign subsidiaries. This represents the probable amount that could be claimed back by the tax authorities in case of tax audit. See Note 23 to the Consolidated Financial Statements included in Item 18 of this annual report.
Furthermore, in 2007, the Company set up a provision of € 0.8 million for contingent liabilities related to several minor claims and legal actions arising in the ordinary course of business. See Note 23 to the Consolidated Financial Statements included in Item 18 of this annual report.
During 2008, the Company charged to other income (expense), net the amount of € 2.2 million for the probable tax contingent liabilities related to income taxes and other taxes of some foreign subsidiaries. This represents the probable amount that could be claimed back by the tax authorities in case of tax audit. See Note 23 to the Consolidated Financial Statements included in Item 18 of this Annual Report.
Furthermore, in 2008, the Company set up a provision of € 1.0 million for contingent liabilities related to several minor claims and legal actions arising in the ordinary course of business. See Note 23 to the Consolidated Financial Statements included in Item 18 of this annual report.
During 2009, the Company charged to other income (expense), net the amount of € 2.6 million for the probable tax contingent liabilities related to income taxes and other taxes of some foreign subsidiaries. This represents the probable amount that could be claimed back by the tax authorities in case of tax audit. See Note 23 to the Consolidated Financial Statements included in Item 18 of this Annual Report.
Furthermore, in 2009, the Company set up a provision of € 1.2 million for contingent liabilities related to several minor claims and legal actions arising in the ordinary course of business. See Note 23 to the Consolidated Financial Statements included in Item 18 of this annual report.
In addition, the Group is involved in several minor claims and legal actions arising out of the ordinary course of business.
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

Dividends
Considering that the Group reported a negative net result in 2009 and the capital requirements necessary to implement the restructuring of the operations and its planned retail and marketing activities, the Group decided not to distribute dividends in respect of the year ended on December 31, 2009. The Group has also not paid dividends in each of the prior three fiscal years.
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

	New York Stock Exchange
	Price per ADS
	High	Low
	(in US dollars)

2005	11.65	6.76

2006	8.65	6.32

2007	9.60	4.36

2008	4.63	1.63

2009	3.51	1.00

2008
First quarter	4.63	3.20
Second quarter	4.10	3.16
Third quarter	4.04	2.61
Fourth quarter	3.43	1.63

	High	Low
2009
First quarter	1.96	1.00
Second quarter	2.30	1.00
Third quarter	2.79	1.75
Fourth quarter	3.51	2.60

Monthly data

December 2009	3.39	3.03
January 2010	3.80	3.26
February 2010	4.65	3.40
March 2010	5.76	4.50
April 2010	4.99	4.51
May 2010	4.98	3.44
June 2010 (through June 18)	3.73	3.19
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
The Company is registered with the Companies’ Registry of Bari at No. 19551, with its registered office in Santeramo in Colle (Bari), Italy.

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
Board of Directors — Under Italian law and pursuant to the Company’s By-laws, the Company may be run by a sole director or by a board of directors, consisting of seven to eleven individuals. The Company is currently run by a board of directors composed of eight individuals (see “Item 6. Directors, Senior Management and Employees”). The Board of Directors is elected by the Assembly of Shareholders at a shareholders’ meeting, for the period established at the time of election but in no case for longer than three fiscal years. A director, who may but is not required to be a shareholder of the Company, may be reappointed for successive terms. The Board of Directors has the full power of ordinary and extraordinary management of the Company and in particular may perform all acts it deems advisable for the achievement of the Company’s corporate purposes, except for the actions reserved by applicable law or the By-laws to a vote of the shareholders at an ordinary or extraordinary shareholders’ meeting. See also “Item 10. Additional Information—Meetings of Shareholders.”
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
Under Italian law, directors may be removed from office at any time by the vote of shareholders at an ordinary shareholders’ meeting. However, if removed in circumstances where there was no just cause, such directors may have a claim for damages against the Company. Directors may resign at any time by written notice to the Board of Directors and to the chairman of the board of statutory auditors. The Board of Directors must appoint substitute directors to fill vacancies arising from removals or resignations, subject to the approval of the board of statutory auditors, to serve until the next ordinary shareholders’ meeting. If at any time more than half of the members of the Board of Directors appointed by the Assembly of Shareholders resign, such resignation is ineffective until the majority of the new Board of Directors has been appointed. In such a case, the remaining members of the Board of Directors (or the board of statutory auditors if all the members of the Board of Directors have resigned or ceased to be directors) must promptly call an ordinary shareholders’ meeting to appoint the new directors.
Shareholders determine the remuneration of the directors at ordinary shareholders’ meetings at which they are appointed. The Board of Directors, after consultation with the board of statutory auditors, may determine the remuneration of directors that perform management or other special services for the Company, such as the managing director, within a maximum amount established by the shareholders. Directors are entitled to reimbursement for expenses reasonably incurred in connection with their functions.
Statutory Auditors — In addition to electing the Board of Directors, the Assembly of Shareholders, at ordinary shareholders’ meetings of the Company, elects a board of statutory auditors (collegio sindacale), appoint its chairman and set the compensation of its members. The statutory auditors are elected for a term of three fiscal years, may be re-elected for successive terms and may be removed only for cause and with the approval of a competent court. Expiration of their office will have no effect until a new board is appointed. Membership of the board of statutory auditors is subject to certain good standing, independence and professional requirements, and shareholders must be informed as to the offices the proposed candidates hold in other companies prior to or at the time of their election. In particular, at least one member must be a certified auditor.
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
On April 30, 2010, the Company’s shareholders appointed Reconta Ernst & Young S.p.A., with registered offices at Via Po, 32, Rome, Italy, as its external auditor for three-year term.
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

The Company may hold general meetings of shareholders at its registered office in Santeramo, or elsewhere within Italy or at locations outside Italy, following publication of notice of the meeting in any of the following Italian newspapers: “Il Sole 24 Ore,” “Corriere della Sera” or “La Repubblica” at least 15 days before the date fixed for the meeting.
The Assembly of Shareholders must be convened at least once a year. The Company’s annual stand-alone financial statements are prepared by the Board of Directors and submitted for approval to the ordinary shareholders’ meeting, which must be convened within 120 days after the end of the fiscal year to which such financial statements relate. This term may be extended to up to 180 days after the end of the fiscal year, as long as the Company continues to be bound by law to draw up consolidated financial statements or if particular circumstances concerning its structure or its purposes so require. At ordinary shareholders’ meetings, shareholders also appoint the external auditors, approve the distribution of dividends, appoint the Board of Directors and statutory auditors, determine their remuneration and vote on any matter the resolution or authorization of which is entrusted to them by law.
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
Preference Shares. Other Securities — The Company’s By-laws allow the Company to issue preference shares with limited voting rights, to issue other classes of equity securities with different economic and voting rights, to issue so-called participation certificates with limited voting rights, as well as so-called tracking stock. The power to issue such financial instruments is attributed to the extraordinary meeting of shareholders.
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
Purchase of Shares by the Company — The Company is permitted to purchase shares, subject to certain conditions and limitations provided for by Italian law. Shares may only be purchased out of profits available for dividends or out of distributable reserves, in each case as appearing on the latest shareholder-approved stand-alone financial statements. Further, the Company may only repurchase fully paid-in shares. Such purchases must be authorized by the Assembly of Shareholders at an ordinary shareholders’ meeting. The number of shares to be acquired, together with any shares previously acquired by the Company or any of its subsidiaries, may not (except in limited circumstances) exceed in the aggregate 10% of the total number of shares then issued and the aggregate purchase price of such shares may not exceed the earnings reserve specifically approved by shareholders. Shares held in excess of such 10% limit must be sold within one year of the date of purchase. Similar limitations apply with respect to purchases of the Company’s shares by its subsidiaries.

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
In May 2009, the ordinary shareholders’ meeting of the Company approved a share buyback program as proposed by the Board of Directors. As of the date hereof, the share buyback program has not been implemented, but it can be executed within 18 months from the date of authorization at a shareholders’ meeting.
The share buyback program will be for a maximum of two million Natuzzi ordinary shares, to be purchased within a price range of minimum U.S.$ 1.40 per share and maximum according to Rule 10b-18 of the Securities Exchange Act with reference to the Market Price and in case of purchase “out of the market” a maximum of 5% in excess of the Market Price.
As of June 18, 2010, the Company has not purchased any of its shares as part of the aforementioned share buyback program.
The Company does not own any of its ordinary shares.
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
Minority Shareholders’ Rights. Withdrawal Rights — Shareholders’ resolutions which are not adopted in conformity with applicable law or the Company’s By-laws may be challenged (with certain limitations and exceptions) within ninety days by absent, dissenting or abstaining shareholders representing individually or in the aggregate at least 5% of Company’s share capital (as well as by the Board of Directors or the board of statutory auditors). Shareholders not reaching this threshold or shareholders not entitled to vote at Company’s meetings may only claim damages deriving from the resolution.
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
Any dispute arising out of or in connection with the By-Laws that may arise between the Company and its shareholders, directors, or liquidators shall fall under the exclusive jurisdiction of the Tribunal of Bari (Italy).
Liability for Mismanagement of Subsidiaries — Under Italian law, companies and other legal entities that, acting in their own interest or the interest of third parties, mismanage a company subject to their direction and coordination powers are liable to such company’s shareholders and creditors for ensuing damages suffered by such shareholders. This liability is excluded if (i) the ensuing damage is fully eliminated, including through subsequent transactions, or (ii) the damage is effectively offset by the global benefits deriving in general to the company from the continuing exercise of such direction and coordination powers. Direction and coordination powers are presumed to exist, among other things, with respect to consolidated subsidiaries.
The Company is subject to the direction and coordination of INVEST 2003 S.r.l.
Certain Contracts
As of March 31, 2010, the Group entrusted approximately 7.8% of its production needs, primarily relating to the assembly of raw materials and finished parts into finished products, to subcontractors located either in, or within a 25-mile radius of the Santeramo area.
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

Certain procedural requirements, however, are imposed by law. Regulations on the use of cash and securities are contained in the legislative decree N.231 of November 21, 2007, which implemented the anti-laundering directives n.2005/60 and 2006/70 of the European Union. Such legislation requires that transfers into or out of Italy of cash or securities in excess of €12,500 be reported in writing to the Bank of Italy by residents or non-residents that effect such transfers directly, or by credit institutions and other intermediaries that effect such transactions on their behalf. Credit institutions and other intermediaries effecting such transactions on behalf of residents or non-residents of Italy are required to maintain records of such transactions for ten years, which may be inspected at any time by Italian tax and judicial authorities. Non-compliance with the reporting and record-keeping requirements may result in administrative fines or, in the case of false reporting and in certain cases of incomplete reporting, criminal penalties. The Bank of Italy is required to maintain reports for ten years and may use them, directly or through other government offices, to police money laundering, tax evasion and any other unlawful activity.
Individuals, non-profit entities and partnerships that are residents of Italy must disclose on their annual tax returns all investments and financial assets held outside Italy, as well as the total amount of transfers to, from, within and between countries other than Italy relating to such foreign investments or financial assets, even if at the end of the taxable period foreign investments or financial assets are no longer owned. Generally, no such tax disclosure is required if the total value of the foreign investments or financial assets at the end of the taxable period or the total amount of the transfers effected during the fiscal year does not exceed €10,000. In addition, no such tax disclosure is required in respect of securities deposited for management with qualified Italian financial intermediaries and in respect of contracts entered into through their intervention, provided that the items of income derived from such foreign financial assets are collected through the intervention of the same intermediaries. Corporate residents of Italy are exempt from these tax disclosure requirements with respect to their annual tax returns because this information is required to be discussed in their financial statements.
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
For purposes of the summary, beneficial owners of Ordinary Shares or ADSs who are considered residents of the United States for purposes of the current income tax convention between the United States and Italy (the “Income Tax Convention”), and are not subject to an anti-treaty shopping provision that applies in limited circumstances, are referred to as “U.S. owners”. Beneficial owners who are citizens or residents of the United States, corporations organized under U.S. law, and U.S. partnerships, estates or trusts (to the extent their income is subject to U.S. tax either directly or in the hands of partners or beneficiaries) generally will be considered to be residents of the United States under the Income Tax Convention. Special rules apply to U.S. owners who are also residents of Italy. A new tax treaty was signed on August 25, 1999, was only recently ratified by Italy, pursuant to Law No. 20 of March 3, 2009, and has finally entered into force on 1.1.2010. The new treaty has not changed significantly the provisions of the former Income Tax Convention.
For the purpose of the Income Tax Convention and the United States Internal Revenue Code of 1986, beneficial owners of ADRs evidencing ADSs will be treated as the beneficial owners of the Ordinary Shares represented by those ADSs.
Italian Tax Considerations — As a general rule, Italian laws provide for the withholding of income tax at a 27% rate on dividends paid by Italian companies to shareholders who are not residents of Italy for tax purposes. Italian laws provide a mechanism under which non-resident shareholders can claim a refund of up to four-ninths of Italian withholding taxes on dividend income (i.e. 12%) by establishing to the Italian tax authorities that the dividend income was subject to income tax in another jurisdiction in an amount at least equal to the total refund claimed. U.S. owners should consult their own tax advisers concerning the possible availability of this refund, which traditionally has been payable only after extensive delays. Alternatively, reduced rates (normally 15%) may apply to non-resident shareholders who are entitled to, and comply with procedures for claiming, benefits under an income tax convention.
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
United States Tax Considerations — The gross amount of any dividends (that is, the amount before reduction for Italian withholding tax) paid to a U.S. owner generally will be subject to U.S. federal income taxation as foreign source dividend income and will not be eligible for the dividends-received deduction allowed to domestic corporations. Dividends paid in euro will be included in the income of such U.S. owners in a dollar amount calculated by reference to the exchange rate in effect on the day the dividends are received by the Depositary or its agent. If the euro are converted into dollars on the day the Depositary or its agent receives them, U.S. owners generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. U.S. owners who receive a treaty refund may be required to recognize foreign currency gain or loss to the extent the amount of the treaty refund (in dollars) received by the U.S. owner differs from the U.S. dollar equivalent of the euro amount of the treaty refund on the date the dividends were received by the Depositary or its agent. Italian withholding tax at the 15% rate will be treated as a foreign income tax which U.S. owners may elect to deduct in computing their taxable income or, subject to the limitations on foreign tax credits generally, credit against their U.S. federal income tax liability. Dividends will generally constitute foreign-source “passive category” income for U.S. tax purposes.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the Company’s shares or ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends”. Dividends paid on the ADSs will be treated as qualified dividends if (i) the Company is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The Income Tax Convention has been approved for the purposes of the qualified dividend rules. Based on the Company’s audited financial statements and relevant market and shareholder data, the Company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2009 taxable year. In addition, based on the Company’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC for its 2010 taxable year.
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
Taxation of Capital Gains
Italian Tax Considerations — Under Italian law, capital gains tax (“CGT”) is levied on capital gains realized by non-residents from the disposal of shares in companies resident in Italy for tax purposes even if those shares are held outside of Italy. Capital gains realized by non-resident holders on the sale of non-qualified shareholdings (as defined below) in companies listed on a stock exchange and resident in Italy for tax purposes (as is the Company’s case) are not subject to CGT. In order to benefit from this exemption, such non-Italian-resident holders may need to file a certificate evidencing their residence outside of Italy for tax purposes.
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
The Income Tax Convention between Italy and the U.S. provides that a U.S. resident is not subject to the Italian CGT on the disposal of shares, provided that the shares are not held through part of a permanent establishment of the U.S. holder in Italy.
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
Taxation of Distributions from Capital Reserves
Italian Tax Considerations — Special rules apply to the distribution of certain capital reserves. Under certain circumstances, such a distribution may be considered as taxable income in the hands of the recipient depending on the existence of current profits or outstanding reserves at the time of distribution and the actual nature of the reserves distributed. The application of such rules may also have an impact on the tax basis in the Ordinary Shares or ADSs held and/or the characterization of any taxable income received and the tax regime applicable to it. Non-resident shareholders may be subject to withholding tax and CGT as a result of such rules. You should consult your tax advisor in connection with any distribution of capital reserves.

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

•
Transfers between relatives within the fourth degree other than siblings, and direct or indirect relatives-in-law within the third degree are taxed at a rate of 6% on the value of the Ordinary Shares or ADSs (where transfers between siblings up to a maximum value of Euro 100,000 for each beneficiary are exempt from inheritance and gift tax); and

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
Exchange Rate Risks
The Group’s foreign exchange rate risks in 2009 arose principally in connection with U.S. dollars, British pounds, Australian dollars, Canadian dollars, Swiss francs, Norwegian kroner, Swedish kroner, Danish kroner and Japanese yen.
As of December 31, 2009 and 2008, the Group had outstanding trade receivables denominated in foreign currencies totaling € 50.9 million and € 66.2 million, respectively, of which 53.8% and 73.4%, respectively, were denominated in U.S. dollars. On those same dates, the Group had € 14.6 million and € 18.4 million, respectively, of trade payables denominated in foreign currencies, principally U.S. dollars. See Notes 6 and 12 to the Consolidated Financial Statements included in Item 18 of this annual report.
As of December 31, 2009, the Company was a party to a number of forward exchange contracts (known in Italy as domestic currency swaps) as well as five option contracts (namely, “zero-cost collar” options), all of which are designed to hedge future sales denominated in U.S. dollars and other currencies. The Group does not use such foreign exchange contracts (both forward exchange and option-based contracts) for speculative trading purposes.
As of the same date, the notional amounts of all the outstanding foreign exchange derivatives totaled € 50.7 million, of which € 42.7 million represented forward exchange contracts, and € 8.1 million represented five “zero-cost collar” options (prudentially evaluated at the upper strike-price of each “zero-cost collar”). As of December 31, 2008, the euro equivalent of the notional amount of foreign exchange contracts (represented by forward contracts only) totaled € 129.2 million.
Such foreign exchange derivatives consisted mainly of forward exchange contracts with notional amounts of U.S.$ 22.2 million, € 10.2 million, British pound 6.0 million, Australian dollar 8.4 million, Canadian dollar 3.0 million, Swiss franc 1.2 million, Norwegian kroner 6.0 million, Swedish kroner 6.0 million, Danish kroner 3.5 million and Japanese yen 42.0 million. All of these forward contracts had various maturities extending through June 2010. In addition, there were five outstanding “zero-cost collar” option contracts whose overall notional amount totaled U.S.$ 12.0 million and which had delivery dates from January 2010 through May 2010. See Note 24 to the Consolidated Financial Statements included in Item 18 of this annual report.

The table below summarizes (in thousands of euro equivalent) the contractual amounts of foreign exchange derivatives (both forward contracts and zero-cost options) intended to hedge future cash flows from accounts receivable and sales orders as of December 31, 2009 and 2008:

Euro equivalent of contractual amounts	December 31,
of forward exchange contracts as of	2009	2008

U.S. dollars	€15,323	€62,561
Euro	10,714	25,292
British pounds	6,652	11,988
Australian dollars	5,164	9,771
Canadian dollars	1,915	11,463
Swiss francs	795	1,973
Norwegian kroner	718	2,492
Swedish kroner	587	1,644
Danish kroner	470	1,675
Japanese yen	311	360

Total	€42,649	€129,219

Euro equivalent* of contractual amounts	December 31,
of zero-costs collar options as of	2009	2008

U.S. dollars	€8,095	€0

Total	€8,095	€0

*
The euro equivalent is prudentially evaluated at the upper strike-price of each “zero-cost collar.” Depending on the market price of the EUR-USD exchange rate at every single maturity, the euro equivalent (in thousands) coming from the exercise of the options would range from € 8,095 to € 8,372.

As of December 31, 2009, these foreign exchange derivatives (including forward contracts and zero-cost collar options) had a net unrealized loss of € 0.1 million, compared to a net unrealized loss of € 4.5 million as of December 31, 2008. The Group recorded this amount in “other income (expense), net” in its Consolidated Financial Statements. See Note 23 to the Consolidated Financial Statements included in Item 18 of this annual report.
The following table presents information regarding the contract amount (including both forward and option contracts) in thousands of euro equivalent and the estimated fair value of all of the Group’s foreign exchange derivatives. Derivative contracts with unrealized gains are presented as “assets” and derivative contracts with unrealized losses are presented as “liabilities.”

	December 31, 2009		December 31, 2008
	Contract	Unrealized	Contract	Unrealized
	Amount	gains (losses)	Amount	gains (losses)
Assets	13,281	318	38,898	6,799
Liabilities	37,463	(380)	90,321	(11,270)

Total	€50,744	€(62)	€129,219	€(4,471)

The Group’s foreign exchange derivative contracts (including both forward and “zero-cost collar” options) as of December 31, 2009 had maturities of a maximum of eight months. The potential loss in fair value of all the Group’s foreign exchange contracts (including both forward and option contracts) as of December 31, 2009 that would have resulted from a hypothetical, instantaneous and unfavorable 10% change in currency exchange rates would have been approximately € 5.4 million. This sensitivity analysis assumes an instantaneous and unfavorable 10% fluctuation in exchange rates affecting the foreign currencies of all the Group’s hedging contracts.
For the accounting of transactions entered into in an effort to reduce the Group’s exchange rate risks, see Notes 3, 23 and 24 to the Consolidated Financial Statements included in Item 18 of this annual report.
Interest Rate Risks
To a significantly lesser extent, the Group is also exposed to interest rate risk. As of December 31, 2009, the Group had € 7.7 million (equivalent to 1.5% of the Group’s total assets as of that date) in debt outstanding (short-term borrowings and long-term debt, including the current portion of such debt), which is for the most part subject to floating interest rates. See Notes 11 and 16 to the Consolidated Financial Statements included in Item 18 of this annual report.
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
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Item 15. Controls and Procedures
(a) Disclosure Controls and Procedures — The Company carried out an evaluation under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2009. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on the Company’s evaluation of its disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2009 to provide reasonable assurance that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s applicable rules and forms, and that it is accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
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
The Company’s management assessed the effectiveness of its internal control over financial reporting as of December 31, 2009. Based on such assessment, the Company’s management has concluded that as of December 31, 2009, the Company’s internal control over financial reporting was effective and that there were no material weaknesses in the Company’s internal control over financial reporting.
The effectiveness of internal control over financial reporting as of December 31, 2009 has been audited by KPMG S.p.A., an independent registered public accounting firm, as stated in their report on the Company’s internal control over financial reporting, which follows below.
(c ) Attestation Report of the Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm
To the Shareholders of Natuzzi S.p.A.
We have audited Natuzzi S.p.A. and subsidiaries (the ‘Natuzzi Group’) internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Natuzzi Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s annual report on internal control over financial reporting. Our responsibility is to express an opinion on the Natuzzi Group’s internal control over financial reporting based on our audit.

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
In our opinion, the Natuzzi Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Natuzzi Group as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2009, and our report dated June 24, 2010 expressed an unqualified opinion on those consolidated financial statements.
KPMG S.p.A.
Bari, Italy
June 24, 2010

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
Item 16C. Principal Accountant Fees and Services
The following table sets forth the aggregate fees billed and billable to the Company by its independent auditors, KPMG in Italy and abroad during the fiscal years ended December 31, 2009 and 2008, for audit fees, audit—related fees, tax fees and all other fees for audit ICOFR (SOX 404).

	2009	2008
	(in euros)
Audit fees	1,055,697	1,090,681
Audit-related fees	—	—
Tax fees	—	—
Other fees	—	—

Total fees	1,055,697	1,090,681

Audit fees in the above table are the aggregate fees billed and billable by KPMG in connection with the audit of the Company’s annual financial statements.
The Company’s audit committee has not established pre-approval policies and procedures for the engagement of our independent external auditors for services. The Company’s audit committee expressly pre-approves on a case-by-case basis any engagement of our independent auditors for audit and non-audit services provided to our subsidiaries or to us.

The previous Board of Statutory Auditors approved the fees of the previous independent external auditor, KPMG, and proposed the election of the new independent external auditor, Reconta Ernst & Young, to the shareholders’ meeting held on April 30, 2010.
Item 16D. Exemptions from the Listing Standards for Audit Committees.
The Company is relying on the exemption from listing standards for audit committees provided by Exchange Act Rule 10A-3(c)(3). The basis for this reliance is that the Company’s board of statutory auditors meets the following requirements set forth in Exchange Act Rule 10A-3(c)(3):
1)	the board of statutory auditors is established and selected pursuant to Italian law expressly permitting such a board;
2)	the board of statutory auditors is required under Italian law to be separate from the Company’s Board of Directors;
3)	the board of statutory auditors is not elected by management of the Company and no executive officer of the Company is a member of the board of statutory auditors;
4)	Italian law provides for standards for the independence of the board of statutory auditors from the Company and its management;
5)
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

6)	to the extent permitted by Italian law, the audit committee requirements of paragraphs (b)(3), (b)(4) and (b)(5) of Rule 10A-3 apply to the Board of Statutory Auditors.
The Company’s reliance on Rule 10A-3(c)(3) does not, in its opinion, materially adversely affect the ability of its Board of Statutory Auditors to act independently and to satisfy the other requirements of Rule 10A-3.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
From January 1, 2009 to December 31, 2009, no purchases were made by or on behalf of the Company or any affiliated purchaser of the Company’s Ordinary Shares or ADSs.
Item 16F. Change in Registrant’s Certifying Accountant
The Company’s shareholders at the annual Shareholders’ Meeting, which was held on April 30, 2010, decided to replace KPMG as the Company’s independent public accounting firm.
The Board of Directors and Statutory Auditors decided to recommend to the Shareholders that the Company voluntarily comply with auditor rotation rules, which have been put in place for companies listed on the Italian Stock Exchange.

KPMG’s report on the Company’s financial statements for each of the past three years did not contain any adverse opinion or disclaimer of opinion, nor were any of KPMG’s reports qualified or modified with respect to uncertainty, audit scope or accounting principle.
In connection with the audit of the Company’s financial statements for the fiscal years ended December 31, 2009 and 2008, there were no disagreements with KPMG on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to the satisfaction of KPMG, would have caused KPMG to make reference to such disagreements in their reports. The Company has provided a copy of this disclosure to KPMG and requested KPMG to furnish us with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of KPMG’s letter is filed as an exhibit to this Form 20-F.
At the annual Shareholders’ Meeting on April 30, 2010, the shareholders selected Reconta Ernst & Young to be appointed as the Company’s new independent auditor. Reconta Ernst & Young will become the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2010 and will serve a three-year term as the Company’s auditor.
Item 16G. Corporate Governance
Under NYSE rules, we are permitted, as a listed foreign private issuer, to adhere to the corporate governance rules of our home country in lieu of certain NYSE corporate governance rules.
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
As a general rule, our company’s main corporate bodies are governed by the Civil Code and are assigned specific powers and duties that are legally binding and cannot be derogated from. The Company follows the traditional Italian corporate governance system, with a board of directors (consiglio di amministrazione) and a separate board of statutory auditors (collegio sindacale) with supervisory functions. The two boards are separate and no individual may be a member of both boards. Both the members of the Board of Directors and the members of the board of statutory auditors owe duties of loyalty and care to the Company. As required by Italian law, an external auditor (revisore contabile) is in charge of auditing its financial statements. The members of the Company’s Board of Directors and board of statutory auditors, as well as the external auditor, are directly and separately appointed by shareholder resolution at the general shareholders’ meetings. This system differs from with the unitary system envisaged for U.S. domestic companies by the NYSE listing standards, which contemplate the Board of Directors serving as the sole governing body.
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
More specifically, a director is not independent if such director or his/her immediate family members has certain specified relationships with the company, its parent, its consolidated subsidiaries, their internal or external auditors, or companies that have significant business relationships with the company, its parent or its consolidated subsidiaries. Ownership of a significant amount of stock is not a per se bar to independence. In addition, a three-year “cooling off” period following the termination of any relationship that compromised a director’s independence must lapse before that director can again be considered independent.
Our Practice — The presence of a prescribed number of independent directors on the Company’s board is neither mandatory by any Italian law applicable to the Company nor required by the Company’s By-laws.
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
Our Practice — Under the laws of Italy, neither non-executive directors nor independent directors are required to meet in executive sessions. The members of the Company’s board of statutory auditors are required to meet at least every 90 days.

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
Our Practice — Rule 10A-3 under the Exchange Act provides that foreign private issuers with a board of statutory auditors established in accordance with local law or listing requirements and meeting specified requirements with regard to independence and responsibilities (including the performance of most of the specific tasks assigned to audit committees by Rule 10A-3, to the extent permitted by local law) (the “Statutory Auditor Requirements”) are exempt from the audit committee requirements established by the rule. The Company is relying on this exemption on the basis of its separate board of statutory auditors, which is permitted by the Civil Code and which satisfies the Statutory Auditor Requirements. Notwithstanding that, our Board of Statutory Auditors, consisting of independent and highly professional experts, comply with the requirements indicated at points (i), (iii) and (iv) of the preceding paragraph.
The Company also has an internal audit function, which it has not outsourced.
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
Our Practice — Under Italian law, the compensation of executive directors is determined by the Board of Directors, while the Company’s shareholders determine the base compensation of all the Board members, including non-executive directors. Compensation of the Company’s executive officers is determined by the Chairman. The Company does not produce a compensation report. However, the Company discloses aggregate compensation of all of its directors in its annual financial statements prepared in accordance with Italian GAAP and in Item 6 of its annual report on Form 20-F.
Nominating Committee
NYSE Domestic Company Standards — Under NYSE standards, a domestic company must have a nominating committee (or equivalent) comprised solely of independent directors, which is responsible for nominating directors.
Our Practice — As allowed by Italian laws, the Company has not established a nominating committee (or equivalent) responsible for nominating its directors. Directors may be nominated by any of the Company’s shareholders or the Company’s Board of Directors. Mr. Natuzzi, by virtue of owning a majority of the outstanding shares of the Company, controls the Company, including its management and the selection of its Board of Directors.

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
Certifications as to Violations of NYSE Standards
NYSE Domestic Company Standards — Under NYSE listing standards, the CEO of a U.S. company listed on the NYSE must certify annually to the NYSE that he or she is not aware of any violation by the company of the NYSE corporate governance standards. The company must disclose this certification, as well as that the CEO/CFO certification required under Section 302 of the Sarbanes-Oxley Act of 2002, has been made in the company’s annual report to shareholders (or, if no annual report to shareholders is prepared, its annual report on Form 20-F). Each listed company on the NYSE, both domestic and foreign issuers, must submit an annual written affirmation to the NYSE regarding compliance with applicable NYSE corporate governance standards. In addition, each listed company on the NYSE, both domestic and foreign issuers, must submit interim affirmations to the NYSE upon the occurrence of specified events. A domestic issuer must file such an interim affirmation whenever the independent status of a director changes, a director is added or leaves the board, a change occurs to the composition of the audit, nominating/corporate governance, or compensation committee, or there is a change in the company’s classification as a “controlled company.”
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

8.1	List of Significant Subsidiaries.

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Letter of Agreement from KPMG, dated June 29, 2010.

Report of Independent Registered Public Accounting Firm
To the Shareholders of
Natuzzi S.p.A.
We have audited the accompanying consolidated balance sheets of Natuzzi S.p.A. and subsidiaries (the ‘Natuzzi Group’) as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the management of Natuzzi S.p.A.. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Natuzzi Group as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with established accounting principles in the Republic of Italy.
Established accounting principles in the Republic of Italy vary in certain significant respect from generally accepted accounting principles in the United States of America. Information relating to the nature and effect of such differences is presented in note 26 to the consolidated financial statements.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Natuzzi Group’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 24, 2010 expressed an unqualified opinion on the effectiveness of the Natuzzi Group’s internal control over financial reporting.
KPMG S.p.A.
Bari, Italy
June 24, 2010

Natuzzi S.p.A. and Subsidiaries
Consolidated Balance Sheets as of December 31, 2009 and 2008
(Expressed in thousands of euros)

	December 31,	December 31,
	2009	2008
ASSETS
Current assets:
Cash and cash equivalents (note 4)	66,330	47,307
Marketable debt securities (note 5)	4	4
Trade receivables, net (note 6)	97,045	122,783
Other receivables (note 7)	54,538	46,185
Inventories (note 8)	81,565	92,012
Unrealized foreign exchange gains (note 24)	318	4,724
Prepaid expenses and accrued income	1,415	1,259
Deferred income taxes (note 14)	702	4,219

	301,917	318,493

Non current assets:
Property plant and equipment (notes 9 and 21)	405,276	406,147
Less accumulated depreciation (notes 9 and 21)	(211,442)	(194,366)

Net property, plant and equipment	193,834	211,781
Other assets (note 10)	12,813	13,342
Deferred income taxes (note 14)	—	179

Total assets	508,564	543,795

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank Overdrafts (note 11)	760	9,701
Current portion of long-term debt (note 16)	1,124	514
Accounts payable-trade (note 12)	66,499	68,577
Accounts payable-other (note 13)	29,266	29,743
Unrealized foreign exchange losses (note 24)	380	9,195
Income taxes (note 14)	3,708	1,798
Salaries, wages and related liabilities (note 15)	15,054	16,811

Total current liabilities	116,791	136,339

Long-term liabilities:
Employees’ leaving entitlement (note 3 (n) )	29,565	31,677
Long-term debt (note 16)	5,857	3,266
Deferred income taxes (note 14)	47	—
Deferred income for capital grants (note 3 (m) )	11,208	12,058
Other liabilities (note 17)	18,209	14,442
Shareholders’ equity (note 18) :
Share capital	54,853	54,853
Reserves	42,780	42,780
Additional paid-in capital	8,282	8,282
Retained earnings	219,112	239,303

Total equity attributable to Natuzzi S.p.A. and subsidiares	325,027	345,218

Non controlling interest (note 18)	1,860	795

Total Shareholders’ equity	326,887	346,013

Commitments and contingent liabilities (notes 20 and 23)	—	—
Total liabilities and shareholders’ equity	508,564	543,795

See accompanying notes to the consolidated financial statements

Natuzzi S.p.A. and Subsidiaries
Consolidated Statements of Operations
Years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of euros except per share data)

	2009	2008	2007

Net sales (note 21)	515,352	666,026	634,402
Cost of sales (note 22)	(329,742)	(478,770)	(460,589)

Gross profit	185,610	187,256	173,813

Selling expenses	(149,596)	(172,338)	(173,885)
General and administrative expenses	(46,585)	(49,914)	(49,038)

Operating loss	(10,571)	(34,996)	(49,110)

Other income (expense), net (note 23)	3,121	(25,818)	(2,646)

Loss before taxes and noncontrolling interest	(7,450)	(60,814)	(51,756)

Income taxes (note 14)	(9,802)	(1,556)	(11,387)

Net loss	(17,252)	(62,370)	(63,143)

Net (income) loss attributable to noncontrolling interest	(434)	432	496

Net loss attributable to Natuzzi S.p.A. and Subsidiares	(17,686)	(61,938)	(62,647)

Basic loss per share (note 3 (z))	(0.32)	(1.13)	(1.14)

Diluted loss per share (note 3 (z))	(0.32)	(1.13)	(1.14)

See accompanying notes to the consolidated financial statements

Natuzzi S.p.A. and Subsidiaries
Consolidated Statements of Changes in Shareholders’ Equity
Years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of euros except number of ordinary shares)

	Share Capital					Equity
	Number of			Additional		attributable to		Total
	Ordinary			paid in	Retained	Natuzzi	Noncontrolling	Shareholders’
	shares	Amount	Reserves	capital	earnings	S.p.A.	interest	equity
Balances at December 31, 2006	54,738,538	54,739	42,292	8,282	373,529	478,842	605	479,447

Increase share capital	85,689	85	—	—	(85)	—	—	—

Exchange difference on translation of financial statement	—	—	—	—	(4,598)	(4,598)	37	(4,561)

Net loss					(62,647)	(62,647)	(496)	(63,143)

Balances at December 31, 2007	54,824,227	54,824	42,292	8,282	306,199	411,597	146	411,743

Majority Shareholder contribution	—	—	488	—	—	488	—	488

Increase share capital	28,818	29	—	—	(29)	—	—	—

Exchange difference on translation of financial statement	—	—	—	—	(4,929)	(4,929)	(1,081)	(3,848)

Net loss	—	—	—	—	(61,938)	(61,938)	(432)	(62,370)

Balances at December 31, 2008	54,853,045	54,853	42,780	8,282	239,303	345,218	795	346,013

	Share Capital					Equity
	Number of			Additional		attributable to		Total
	ordinary			paid in	Retained	Natuzzi	Noncontrolling	Shareholders’
	shares	Amount	Reserves	capital	earnings	S.p.A.	interest	equity
Balances at December 31, 2008	54,853,045	54,853	42,780	8,282	239,303	345,218	795	346,013

Exchange difference on translation of financial statement	—	—	—	—	(2,505)	(2,505)	(45)	(2,550)

Purchase noncontrolling interest	—	—	—	—	—	—	(23)	(23)

Increase for share capital of noncontrolling interest	—	—	—	—	—	—	699	699

Net loss	—	—	—	—	(17,686)	(17,686)	434	(17,252)

Balances at December 31, 2009	54,853,045	54,853	42,780	8,282	219,112	325,027	1,860	326,887

See accompanying notes to the consolidated financial statements

Natuzzi S.p.A. and Subsidiaries
Consolidated Statements of Cash Flows
Years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of euros)

	2009	2008	2007
Cash flows from operating activities:
Net loss	(17,686)	(61,938)	(62,647)

Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	26,565	31,086	30,331
Write off of fixed assets	595	1,189	2,285
Impairment of long lived assets	—	4,703	—
Employees’ leaving entitlement	6,525	7,026	7,389
Deferred income taxes	3,743	(3,107)	8,463
Non controlling interest	434	(432)	(496)
Loss on disposal of assets	492	284	116
Unrealized foreign exchange (gain) and losses	(4,409)	5,417	4,517
Deferred income for capital grants	(850)	(1,274)	(743)
Equity in affiliated company	—	—	1,221

Change in assets and liabilities:
Receivables, net	16,903	(3,462)	599
Inventories	10,842	14,916	(6,932)
Prepaid expenses and accrued income	(157)	588	108
Accounts payable	(4,766)	(21,372)	16,474
Income taxes	1,910	213	(3,026)
Salaries, wages and related liabilities	(1,832)	(720)	(4,143)
Other liabilities	3,795	3,576	406
Employees’ leaving entitlement	(8,637)	(8,692)	(9,315)

Total adjustments	51,153	29,939	47,254

Net cash provided by (used in) operating activities	(33,467)	(31,999)	(15,393)

	2009	2008	2007
Cash flows from investing activities:
Property, plant and equipment:
Additions	(4,191)	(11,884)	(21,445)
Disposals	1,137	174	589
Other assets	(4,382)	(4,097)	(5,039)
Purchase of business, net of cash acquired	(1,040)	—	(230)
Disposal of business and affiliated company	—	2,262	—

Net cash used in investing activities	(8,476)	(13,545)	(26,125)

Cash flows from financing activities:
Long-term debt:
Proceeds	3,900	2,038	—
Repayments	(699)	(691)	(318)
Short-term borrowings	(8,941)	2,125	3,775
Majority Shareholder Capital contribution	—	488	—

Net cash provided by (used in) financing activities	(5,740)	3,960	3,457

Effect of translation adjustments on cash	(228)	1,432	(2,589)

Increase (decrease) in cash and cash equivalents	19,023	(40,152)	(40,650)

Cash and cash equivalents, beginning of the year	47,307	87,459	128,109

Cash and cash equivalents, end of the year	66,330	47,307	87,459

Supplemental disclosure of cash flow information:

Cash paid during the year for interest	130	327	665

Cash paid during the year for income taxes	5,258	1,399	5,409

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

The subsidiaries included in the consolidation at December 31, 2009, together with the related percentages of ownership, are as follows:

	Percent of	Registered
Name	ownership	office	Activity

Italsofa Nordeste S.A.	100.00	Salvador, Brazil	(1)
Italsofa Shanghai Ltd.	96.50	Shanghai, China	(1)
Softaly Shanghai Ltd.	100.00	Shanghai, China	(1)
Natuzzi China Ltd.	100.00	Shanghai, China	(1)
Italsofa Romania	100.00	Baia Mare, Romania	(1)
Natco S.p.A.	99.99	Bari, Italy	(2)
I.M.P.E. S.p.A.	90.83	Qualiano,Italy	(3)
Nacon S.p.A.	100.00	Bari, Italy	(4)
Lagene S.r.l.	100.00	Bari, Italy	(4)
Natuzzi Americas Inc.	100.00	High Point, NC, USA	(4)
Natuzzi Iberica S.A.	100.00	Madrid, Spain	(4)
Natuzzi Switzerland AG	100.00	Kaltbrunn, Switzerland	(4)
Natuzzi Nordic	100.00	Copenaghen, Denmark	(4)
Natuzzi Benelux S.A.	100.00	Geel, Belgium	(4)
Natuzzi Germany Gmbh	100.00	Dusseldorf, Germany	(4)
Natuzzi Sweden AB	100.00	Stockholm, Sweden	(4)
Natuzzi Japan KK	100.00	Tokyo, Japan	(4)
Natuzzi Services Limited	100.00	London, UK	(4)
Natuzzi Trading Shanghai Ltd.	100.00	Shanghai, China	(4)
Natuzzi Oceania Ltd.	100.00	Sidney, Australia	(4)
Italholding S.r.l.	100.00	Bari, Italy	(5)
Natuzzi Netherlands Holding	100.00	Amsterdam, Holland	(5)
Natuzzi Trade Service S.r.l.	100.00	Bari, Italy	(6)
Natuzzi United Kingdom Limited	100.00	London, UK	(7)
Kingdom of Leather Limited	100.00	London, UK	(7)
La Galleria Limited	100.00	London, UK	(7)

(1)	Manufacture and distribution

(2)	Intragroup leather dyeing and finishing

(3)	Production and distribution of polyurethane foam

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

(4)	Distribution

(5)	Investment holding

(6)	Transportation services

(7)	Dormant

During October 2009, in an effort to maximize the efficiency of the Group’s organizational structure, Italsofa Bahia Ltd (97.99% owned by the Company) has been merged into the other brazilian subsidiary Minuano Nordeste S.A. (wholly owned by the Company) whose name, further, was changed in Italsofa Nordeste S.A.. Subsequent to the merger, the Company acquired the remaining noncontrolling interest for a consideration of 23. The acquisition did not result in any goodwill.

In 2009 the Company incorporated two new subsidiaries, Natuzzi Trading Shanghai Ltd and Natuzzi Oceania Ltd, which provide sales support for the Group in the respective country.

In July 2009 the Company acquired 100% of a business composed by a store located in Florence. The cash consideration paid by the Company for this acquisition was 125. This business was operating as a Natuzzi franchisee. At the date of the acquisition the franchisee agreement between Natuzzi and the original business had not expired. The primary reason for this acquisition was the opportunity to maintain the market presence in Florence. The main factor that contributed to the determination of the purchase price was the presence of the stores in a key location. The acquisition was accounted for using the acquisition method and it resulted in a goodwill of 85, which represents the excess of the purchase price over the fair value of assets acquired and liabilities assumed. The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at date of acquisition.

Goodwill	85
Current assets	40
Purchase price	125
The results of this business acquisition have been included in the consolidated statement of operations from the date of acquisition.

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

In November 2009 the Company acquired 100% of a business composed by three “Divani & Divani by Natuzzi” stores, located in Bologna, Cesena and Rimini, for a consideration of 892. This business was operating as a Natuzzi franchisee. At the date of the acquisition the franchisee agreement between Natuzzi and the original business had not expired. The primary reason for this acquisition was the opportunity to maintain the market presence in Emilia Romagna region. The main factor that contributed to the determination of the purchase price was the presence of the stores in key locations. The acquisition was accounted for using the acquisition method and it resulted in a goodwill of 566, which represents the excess of the purchase price over the fair value of assets acquired and liabilities assumed. The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at date of acquisition.

Goodwill	566
Fixed assets	42
Current assets	358
Current liabilities	(74)
Purchase price	892
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

The financial statements utilized for the consolidation are the financial statements of each Group company at December 31, 2009, 2008 and 2007. The 2009, 2008 and 2007 financial statements have been approved by the respective shareholders of the relevant companies. The 2009 consolidated financial statements have been approved by the Board of Directors of the Company.

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

The assets and liabilities of subsidiaries are consolidated on a line-by-line basis and the carrying value of intercompany investments held is eliminated against the related shareholder’s equity accounts. The noncontrolling interests of consolidated subsidiaries are separately reported in the consolidated balance sheets and consolidated statements of operations. All intercompany balances and transactions are eliminated in consolidation.

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
c) Forward and collars exchange contracts
The Group enters into forward exchange contracts (known in Italian financial markets as domestic currency swaps) and, for a limited number of contracts, into so called “zero cost collars” exchange rate derivative instruments to manage its exposure to foreign currency risks. The Group does not enter into these contracts on a speculative basis, nor is hedge effectiveness constantly monitored. As a consequence of this, forward and collars exchange contracts are not used to hedge any on or off-balance sheet items. Therefore, at December 31, 2009, 2008 and 2007 all unrealized gains or losses on such contracts are recorded in other income (expense), net, in the consolidated statements of operations.
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
j) Other assets
Other assets primarily include software, trademarks and patents, goodwill and certain deferred costs. These assets are stated at the lower of amortized cost or recoverable amount. The carrying amounts of other assets are reviewed to determine if they are in excess of their recoverable amount, based on discounted cash flows, at the consolidated balance sheet date. If the carrying amount exceeds the recoverable amount, the asset is written down to the recoverable amount.
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
At December 31, 2009 and 2008 the deferred income for capital grants shown in the consolidated balance sheet amounts to 11,208 and 12,058, respectively.
The amortization of these grants recorded in net sales of the consolidated statement of operations for the years ended December 31, 2009, 2008 and 2007, amounts to 953, 990 and 1,026, respectively.
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
The expense recorded for the leaving entitlement for the years ended December 31, 2009, 2008 and 2007 was 6,525, 7,026 and 7,389, respectively.
The number of workers employed by the Group totalled 6,935, and 7,569 at December 31, 2009 and 2008, respectively.
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
q) Shipping and handling costs
Shipping and handling costs sustained to transport products to customers are expensed in the periods incurred and are included in selling expenses. Shipping and handling expenses recorded for the years ended December 31, 2009, 2008 and 2007 were 37,249, 52,658 and 51,568, respectively.
r) Advertising costs
Advertising costs are expensed in the periods incurred and are included in selling expenses. Advertising expenses recorded for the years ended December 31, 2009, 2008 and 2007 were 31,938, 28,007 and 34,424, respectively.

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

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
x) Earnings per share
Basic earnings per share is calculated by dividing net earnings attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted earnings per share include the effects of the possible issuance of ordinary shares under share grants and option plans in the determination of the weighted average number of ordinary shares outstanding during the period. In 2008 and 2007 share grants and options of 761,594 and 439,651, respectively, were excluded as their effect was anti dilutive. The following table provides the amounts used in the calculation of earnings (loss) per share:

	2009	2008	2007

Net earnings (loss) attributable to ordinary shareholders	(17,686)	(61,938)	(62,647)

Weighted-average number of ordinary shares outstanding during the year	54,853,045	54,850,643	54,817,086

Increase resulting from assumed conversion of share grants and options	—	—	—

Weighted-average number of ordinary shares and potential shares outstanding during the year	54,853,045	54,850,643	54,817,086

4.	Cash and cash equivalents
Cash and cash equivalents are analyzed as follows:

	2009	2008

Cash on hand	176	261
Bank accounts in Euro	22,974	13,234
Bank accounts in foreign currencies	43,180	33,812

Total	66,330	47,307

The Company anticipates that its existing cash and cash equivalents resources, including availability under its credit facilities (see note 11) and cash flows from operations, will be adequate to satisfy its liquidity requirements through calendar year 2010. If available liquidity is not sufficient to meet the Company’s operating and debt service obligations as they come due, management’s plans include pursuing alternative financing arrangements or reducing expenditures as necessary to meet the Company’s cash requirements throughout 2010.
5.	Marketable debt securities
Details regarding marketable debt securities are as follows:

	2009	2008

Foreign corporate bonds	4	4

Total	4	4

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
Further information regarding the Group’s investments in marketable debt securities is as follows:

		Gross unrealized		Fair
2009	Cost	Gains	Losses	value

Foreign corporate bonds	4	—	—	4

Total	4	—	—	4

		Gross unrealized		Fair
2008	Cost	Gains	Losses	value

Foreign corporate bonds	4	—	—	4

Total	4	—	—	4

The contractual maturity of the Group’s marketable debt securities at December 31, 2009 is between 1 — 5 years.
6.	Trade receivables, net
Trade receivables are analyzed as follows:

	2009	2008

North American customers	33,778	52,016
Other foreign customers	46,951	45,962
Domestic customers	21,731	27,474
Trade bills receivable	3,915	5,946

Total	106,375	131,398
Allowance for doubtful accounts	(9,330)	(8,615)

Total trade receivables, net	97,045	122,783

Trade receivables are due primarily from major retailers who sell directly to their customers.

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
As of December 31, 2009, 2008 and 2007 and for each of the years in the three-year period ended December 31, 2009, the Company had customers who exceeded 5% of trade receivables and/or net sales as follows:

Trade receivables	N° of customers	% on trade receivables

2009	2	14%
2008	2	16%
2007	3	21%

Net sales	N° of customers	% net sales

2009	2	17%
2008	2	22%
2007	2	23%
In 2009, 2008 and 2007 one customer accounted for approximately 11%, 15% and 15% of the total net sales of the Group, respectively. This customer operates many furniture stores throughout the world.
The Company insures with a third party its collection risk in respect of a significant portion of accounts receivable outstanding balances, and estimates an allowance for doubtful accounts based on the insurance in place, the credit worthiness of its customers, as well as general economic conditions.
The following table provides the movements in the allowance for doubtful accounts:

	2009	2008	2007

Balance, beginning of year	8,615	5,699	6,057
Charges-bad debt expense	1,859	3,550	1,789
Reductions-write off of uncollectible accounts	(1,144)	(634)	(2,147)

Balance, end of year	9,330	8,615	5,699

Trade receivables denominated in foreign currencies at December 31, 2009 and 2008 totalled 50,875 and 66,239, respectively. These receivables consist of the following:

	2009	2008

U.S. dollars	27,354	48,639
Canadian dollars	9,517	6,489
British pounds	5,417	4,193
Australian dollars	4,883	3,759
Other currencies	3,704	3,159

Total	50,875	66,239

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
7.	Other receivables
Other receivables are analyzed as follows:

	2009	2008

Receivable from National Institute for Social Security	19,626	10,729
Government capital grants	10,213	10,633
VAT	7,246	8,084
Receivable from tax authorities	7,024	6,526
Advances to suppliers	2,608	3,625
Other	7,821	6,588

Total	54,538	46,185

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
The receivable from the tax authorities represents principally advance taxes paid in excess of the amounts due and interest thereon.
8.	Inventories
Inventories are analyzed as follows:

	2009	2008

Leather and other raw materials	42,802	52,049
Goods in process	12,254	13,868
Finished products	26,509	26,095

Total	81,565	92,012

As of December 31, 2009 and 2008 the provision for slow moving and obsolete raw materials and finished products included in inventories amounts to 6,404 and 5,721, respectively.

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
9.	Property, plant and equipment and accumulated depreciation
Fixed assets are listed below together with accumulated depreciation.

	Cost or	Accumulated	Annual rate of
2009	valuation	depreciation	depreciation

Land and industrial buildings	193,700	(54,590)	0 – 10%
Machinery and equipment	118,122	(93,245)	10 – 25%
Airplane	24,075	(8,667)	3%
Office furniture and equipment	23,420	(21,120)	10 – 20%
Retail gallery and store furnishings	31,058	(24,217)	25 – 35%
Transportation equipment	5,821	(4,941)	20 – 25%
Leasehold improvements	8,508	(4,662)	10 – 20%
Construction in progress	572	—	—

Total	405,276	(211,442)

	Cost or	Accumulated	Annual rate of
2008	valuation	depreciation	depreciation

Land and industrial buildings	193,108	(48,946)	0 – 10%
Machinery and equipment	118,521	(86,608)	10 – 25%
Airplane	24,075	(7,946)	6%
Office furniture and equipment	23,503	(19,700)	10 – 20%
Retail gallery and store furnishings	31,753	(22,111)	25 – 35%
Transportation equipment	6,038	(5,159)	20 – 25%
Leasehold improvements	8,545	(3,896)	10 – 20%
Construction in progress	604	—	—

Total	406,147	(194,366)

Construction in progress relates principally to manufacturing facilities.
In 2009 the Company, based on third party independent appraisal, has modified the service life of the airplane. The 2009 effect on loss from continuing operation and net loss is 722 and 489 respectively.
The Company in October 2008, in order to improve its manufacturing efficiency, decided to close and sell a manufacturing facility located in Brazil in the State of Bahia. As a result of this decision the Company performed an impairment analysis in accordance with its accounting policy (whenever the events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable) and determined that the carrying value of such manufacturing facility as of December 31, 2008 was more than the fair value less costs to sell. Therefore, as of December 31, 2008 the carrying value of such manufacturing facility was reduced to fair value less costs to sell. This resulted in an impairment loss of 2,911 recorded under the line other income (expense), net of the consolidated statement of operations for the year ended December 31, 2008 (see note 23). Company’s management estimated the fair value based on third-party independent appraisals.

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
As of December, 31 2009 such manufacturing facility has not been yet sold. The Company performed an impairment analysis and determined that its carrying value as of December, 31 2009, net of impairment loss recorded in 2008, was less than the fair value less cost to sell. Company’s management estimated the fair value based on third-party independent appraisal. Further, as of December 31, 2009 the carrying value net of the impairment loss of this manufacturing facility is analyzed as follows: 7,083 for the industrial building and 1,053 for machinery and equipment.
The Company in October 2008, in order to improve its manufacturing efficiency, decided to close and sell six industrial buildings utilized mainly as warehouses and located in the cities of Altamura and Matera nearby the Group’s headquarters in Italy. As a result of this decision the Company performed an impairment analysis in accordance with its accounting policy (whenever the events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable) and determined that the carrying values of two of the six industrial buildings as of December 31, 2008 were more than the fair value less costs to sell. Therefore, as of December 31, 2008 the carrying values of these two industrial buildings were reduced to fair value less costs to sell. This resulted in an impairment loss of 1,792 recorded under the line other income (expense), net of the consolidated statement of operations for the year ended December 31, 2008 (see note 23). Company’s management estimated the fair value of these industrial buildings based on observable market transactions involving sales of comparable buildings and third party independent appraisals.
During 2009 the Company sold one of the four industrial buildings not impaired, for a cash consideration of 950, close to its carrying value.
As of December, 31 2009, the Company performed an impairment analysis on the remaining five buildings and determined that their carrying values as of December, 31 2009, net of impairment loss recorded in 2008, were less than the fair value less cost to sell. Company’s management estimated the fair value of these industrial buildings based on observable market transactions involving sales of comparable buildings and third party independent appraisals. Further, as of December 31, 2009 the carrying value net of the impairment loss of the five remaining industrial buildings is 9,944.
As of December 31, 2009 the Company, in accordance with its accounting policy, has classified the manufacturing facility of Brazil and the industrial buildings located in Italy under the line property, plant and equipment held and used of the consolidated balance sheet as there is a current expectation that it is more-likely-than not that these assets will be sold in the medium long-term period (more than one year from the consolidated balance sheet date).

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
10.	Other assets
Other assets consist of the following:

	2009	2008

Software and other	28,952	25,384
Goodwill	9,136	12,538
Equity in affiliated enterprise	1,429	1,429

Total, gross	39,517	39,351
Less accumulated amortization	(26,704)	(26,009)

Total, net	12,813	13,342

The line software and other primarily includes software, trademarks and patents. At December 31, 2009 and 2008 the net book value of these assets may be analyzed as follows:

	Gross carrying	Accumulated	Net book
2009	amount	depreciation	value

Software	21,276	(13,746)	7,530
Trademarks, patents and other	7,676	(6,048)	1,628

Total	28,952	(19,794)	9,158

	Gross carrying	Accumulated	Net book
2008	amount	depreciation	value

Software	17,555	(10,896)	6,659
Trademarks, patents and other	7,829	(5,978)	1,851

Total	25,384	(16,874)	8,510

Amortization expense recorded for these assets was 4,319, 3,530 and 2,679 for the years ended December 31, 2009, 2008 and 2007, respectively. Estimated amortization expense for the next five years is 3,780 in 2010, 3,266 in 2011, 1,383 in 2012, 706 in 2013 and nil in 2014.
At December 31, 2009 and 2008 the net book value of goodwill may be analyzed as follows:

	2009	2008

Gross carrying amount	9,136	12,538
Less accumulated depreciation	(6,910)	(9,135)

Net book value	2,226	3,403

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
In 2009 the Company reduced both the gross carrying amount and the accumulated depreciation of goodwill for 4,053 (relative to the acquisition of a Brazilian subsidiary) since it was fully depreciated.
The changes in the carrying amount of goodwill for the year ended December 31, 2009 and 2008 are as follows:

Balance as of December 31, 2007	6,686
Write-off for disposal	(776)
Amortization	(2,507)

Balance as of December 31, 2008	3,403

Acquisition of four retail stores	651
Amortization	(1,828)

Balance as of December 31, 2009	2,226

At December 31, 2009 and 2008 investment in affiliated enterprise is accounted for under the equity method. This affiliated enterprise is Salena S.r.l., in which the Company owns 49%. Salena S.r.l. is engaged in the building construction sector. The Company has a significant influence on this entity.
During 2008 the Company sold all its investment (20% interest) in the affiliated enterprise Alfa Omega S.r.l., for a cash consideration of 1,350. The gain realized by the Company for this disposal was 133.
11.	Bank overdrafts
Bank overdrafts consist of the following:

	2009	2008

Bank overdrafts	760	9,701
While bank overdrafts are payable on demand, bank borrowings consist of unsecured credit line agreements with banks and have various short maturities.
The weighted average interest rates on the above-listed short-term borrowings at December 31, 2009, 2008 and 2007 are as follows:

	2009	2008	2007

Bank borrowings	—	6.22%	6.18%
Bank overdrafts	1.18%	3.31%	5.03%

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
Credit facilities available to the Group amounted to 45,850 and 45,525 at December 31, 2009 and 2008, respectively. The unused portion of these facilities amounted to 45,090 and 35,824 at December 31, 2009 and 2008, respectively.
12.	Accounts payable-trade
Accounts payable-trade totaling 66,499 and 68,577 at December 31, 2009 and 2008, respectively, represent principally amounts payable for purchases of goods and services in Italy and abroad, and include 14,649 and 18,433 at December 31, 2009 and 2008, respectively, denominated in foreign currencies.
13.	Accounts payable-other
Accounts payable-other are analyzed as follows:

	2009	2008

Provision for warranties	8,706	10,717
Advances from customers	6,820	5,953
Cooperative advertising and quantity discount	4,376	4,123
Withholding taxes on payroll and on others	2,571	2,301
Payable to noncontrolling interests for dividends	—	593
Other	6,793	6,056

Total	29,266	29,743

The following table provides the movements in the provision for warranties:

	2009	2008	2007

Balance, beginning of year	10,717	8,627	6,561
Charges to profit and loss	227	4,735	4,962
Reductions for utilization	(2,238)	(2,645)	(2,896)

Balance, end of year	8,706	10,717	8,627

14.	Taxes on income
Italian companies are subject to two income taxes at the following rates:

	2009	2008	2007

IRES (state tax)	27.50%	27.50%	33.00%
IRAP (regional tax)	3.90%	3.90%	4.25%

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
The enacted IRES tax rate for 2009 and 2008 is 27.50%, while for 2007 is 33% of taxable income. The enacted IRAP tax rate for 2009 and 2008 is 3.90%, while for 2007 is 4.25%.
Certain foreign subsidiaries enjoy significant tax benefits, such as corporate income tax exemptions or reductions of the corporate income tax rates effectively applicable, the most significant of which will expire in 2012. The tax reconciliation table reported below demonstrates the effect of such “tax exempt income” on the Group’s 2009, 2008 and 2007 income tax charge.
Consolidated loss before taxes and noncontrolling interest during 2009, 2008 and 2007, are analyzed as follows:

	2009	2008	2007

Domestic	(36,319)	(30,986)	(47,137)
Foreign	28,869	(29,828)	(4,619)

Total	(7,450)	(60,814)	(51,756)

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
The effective income tax rates for the years ended December 31, 2009, 2008 and 2007 were 131.6%, 2.6% and 22.0%, respectively. The actual income tax expense differs from the ‘expected’ income tax expense (computed by applying the state tax, which is 27.50% for 2009, 27.50% for 2008 and 33% 2007, to income before income taxes and noncontrolling interest) as follows:

	2009	2008	2007

Expected income tax (benefit) expense charge at full tax rates	(2,049)	(16,724)	(17,079)
Effects of:
Tax exempt income	(2,570)	(2,489)	(6,320)
Aggregate effect of different tax rates in foreign jurisdictions	(2,855)	(3,258)	(2,903)
Italian regional tax	1,304	2,057	1,793
Non-deductible expenses	2,194	3,384	3,286
Provisions for contingent liabilities	380	373	566
Depreciation and impairment of goodwill	5	228	273
Effect of net change in valuation allowance established against deferred tax assets	13,121	18,799	28,503
Effect of change in tax rates	—	—	3,809
Tax effect of unremitted earnings	271	(814)	(541)

Actual tax charge	9,802	1,556	11,387

Total income taxes for the years ended December 31, 2009, 2008 and 2007 relate to earnings from operations.
Total income taxes for the years ended December 31, 2009, 2008 and 2007 are allocated as follows:

	2009	2008	2007

Current:
Italian	1,684	2,057	1,331
Foreign	4,375	2,606	1,593

Total (a)	6,059	4,663	2,924

Deferred:
Italian	—	—	7,507
Foreign	3,743	(3,107)	956

Total (b)	3,743	(3,107)	8,463

Total (a + b)	9,802	1,556	11,387

The tax years from January 1, 2005 for the majority of the Italian and Foreign companies are open to assessment for additional taxes.

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities at December 31, 2009 and 2008 are presented below:

	2009	2008

Deferred tax assets:
Tax loss carryforwards	62,240	51,847
Provision for warranties	2,501	3,641
Allowance for doubtful accounts	2,663	2,864
Unrealized net losses on foreign exchange	833	2,798
Impairment loss of long-lived assets	1,959	1,674
One-time termination benefits	562	1,266
Inventory obsolescence	1,439	1,187
Goodwill	1,384	1,019
Intercompany profit on inventory	1,041	803
Provision for contingent liabilities	1,163	777
Provision for sales representatives	392	398
Other temporary differences	1,092	756

Total gross deferred tax assets	77,269	69,030
Less valuation allowance	(74,626)	(62,452)

Net deferred tax assets (a)	2,643	6,578

Deferred tax liabilities:
Unrealized net gains on foreign exchange	(562)	(935)
Unremitted earnings of subsidiaries	(856)	(585)
Government grants	(570)	(570)
Other temporary differences	—	(90)

Total deferred tax liabilities (b)	(1,988)	(2,180)

Net deferred tax assets (a + b)	655	4,398

A valuation allowance has been established for most of the deductible tax temporary differences and tax loss carryforwards.
The valuation allowance for deferred tax assets as of December 31, 2009 and 2008 was 74,626 and 62,452, respectively. The net change in the total valuation allowance for the years ended December 31, 2009 and 2008 was an increase of 12,174 and 18,799, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and the tax loss carryforwards are utilized.

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
Given the cumulative loss position of the Company and of most of the Italian and foreign subsidiaries as of December 31, 2009 and 2008, management considered the scheduled reversal of deferred tax liabilities and tax planning strategies, in making this assessment. However, management after a reasonable effort as of December 31, 2009 and 2008 has not identified any relevant tax planning strategies prudent and feasible available to reduce the need for a valuation allowance. Therefore, at December 31, 2009 and 2008 the realization of the deferred tax assets is primarily based on the scheduled reversal of deferred tax liabilities.
Based upon this analysis, management believes it is more likely than not that Natuzzi Group will realize the benefits of these deductible differences and net operating loss carryforwards, net of the existing valuation allowance at December 31, 2009 and 2008.
Net deferred income tax assets are included in the consolidated balance sheets as follows:

2009	Current	Non current	Total

Gross deferred tax assets	11,860	65,409	77,269
Valuation allowance	(10,643)	(63,983)	(74,626)

Net deferred tax assets	1,217	1,426	2,643
Deferred tax liabilities	(515)	(1,473)	(1,988)

Net deferred tax assets	702	(47)	655

2008	Current	Non current	Total

Gross deferred tax assets	14,748	54,282	69,030
Valuation allowance	(9,504)	(52,948)	(62,452)

Net deferred tax assets	5,244	1,334	6,578
Deferred tax liabilities	(1,025)	(1,155)	(2,180)

Net deferred tax assets	4,219	179	4,398

As of December 31, 2009 the tax loss carryforwards of the Group total 212,755 and expire as follows:

2010	2,905
2011	5,453
2012	43,394
2013	20,843
2014	35,539
Thereafter	104,621

Total	212,755

As of December 31, 2009, taxes that are due on the distribution of the portion of shareholders’ equity equal to unremitted earnings of most of the subsidiaries is 856 (585 at December 31, 2008). The Group has provided for such taxes as the likelihood of distribution is probable.

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
The Group has not provided for such taxes, amounting to 114 (96 at December 31, 2008), for some subsidiaries for which the likelihood of distribution is remote and earnings are deemed to be permanently reinvested.
15.	Salaries, wages and related liabilities
Salaries, wages and related liabilities are analyzed as follows:

	2009	2008

Salaries and wages	4,939	4,142
Social security contributions	6,987	7,191
Vacation accrual	3,128	3,385
One-time termination benefits	—	2,093

Total	15,054	16,811

During 2009 the one-time termination benefits accrued as of December 31, 2008 were fully paid on the separation date to workers terminated on an involuntarily basis.
16.	Long-term debt
Long-term debt at December 31, 2009 and 2008 consists of the following:

	2009	2008

2.25% long-term debt payable in annual equal installments with final payment due May 30, 2015	1,702	1,961

0.25% long-term debt payable in semi-annual installments with final payment due July 2013	1,305	1,672

0.96% long-term debt payable in annual installments with final payment due September 2010	74	147

0.74% long-term debt payable in annual installments with final payment due April 2018	3,900	—

Total long-term debt	6,981	3,780
Less current installments	(1,124)	(514)

Long-term debt, excluding current installments	5,857	3,266

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
In 2009 the Company obtained a new long term debt whose amount, at December, 31 2009 was 3,900.
Loan maturities after 2010 are summarized below:

2011	1,069
2012	1,080
2013	912
2014	722
Thereafter	2,074

Total	5,857

At December 31, 2009 and 2008 there are no covenants on the above long-term debt. In addition, at December 31, 2009 and 2008 there are no long-term debt denominated in foreign currencies.
Interest expense related to long-term debt for the years ended December 31, 2009, 2008 and 2007 was 83, 49 and 64 respectively. Interest expense is paid with the related installment (semi-annual or annual).
17.	Other liabilities
Other liabilities consist of:

	2009	2008

Provision for contingent liabilities	14,952	10,545
One-time termination benefits	2,046	2,512
Termination indemnities for sales agents	1,211	1,385

Total	18,209	14,442

The Group is involved in a number of certain and probable claims (including tax claims) and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters, after the provision accrued (at December 31, 2009 and 2008 amounts to 14,952 and 10,545, respectively), will not have a material adverse effect on the Group’s consolidated financial position or results of operations.
The one-time termination benefits include the amounts to be paid on the separation date to certain workers (No 386) to be terminated on an involuntary basis.
The one-time termination benefits have been determined by the Company based on the current applicable Italian law and regulations for involuntarily termination of employees (see note 23).

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
18.	Shareholders’ equity
The share capital is owned as follows:

	2009	2008

Mr. Pasquale Natuzzi	53.5%	53.5%
Miss Anna Maria Natuzzi	2.6%	2.6%
Mrs. Annunziata Natuzzi	2.5%	2.5%
Public investors	41.4%	41.4%

	100%	100%

An analysis of the reserves is as follows:

	2009	2008

Legal reserve	11,199	11,199
Monetary revaluation reserve	1,344	1,344
Government capital grants reserve	29,749	29,749
Majority shareholder capital contribution	488	488

Total	42,780	42,780

The number of ordinary shares issued at December 31, 2009 and 2008 is 54,853,045. The par value of one ordinary share is euro 1.
Italian law requires that 5% of net income of the parent company and each of its consolidated Italian subsidiaries be retained as a legal reserve, until this reserve is equal to 20% of the issued share capital of each respective company. The legal reserve may be utilized to cover losses; any portion which exceeds 20% of the issued share capital is distributable as dividends. The combined legal reserves totalled 11,592 and 11,545 at December 31, 2009 and 2008, respectively.
During 2008 the majority shareholder made a contribution of 488 recorded by the Company under shareholder’s equity in the line item “reserves”. This contribution was made based on the rules which regulate the cost reimbursement grants related to research and development costs.
No taxes would be payable on the distribution of the monetary revaluation reserve and government capital grants reserve.
The cumulative translation adjustment included in retained earnings of shareholders’ equity related to translation of the Group’s foreign assets and liabilities at December 31, 2009 was a debit of 15,010 (debit of 12,505 at December 31, 2008).

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
Noncontrolling interest
Noncontrolling interest shown in the accompanying consolidated balance sheet at December 31, 2009 is 1,860 (795 at December 31, 2008).
19.	Share grants and options
In order to provide incentives to certain personnel, the shareholders of the Company on July, 23 2004 approved in its Shareholders’ Ordinary and Extraordinary Meeting the guidelines of a share incentive plan in favor of Natuzzi Group’s managers subject to assignment of Natuzzi S.p.A. shares. The 2004 plan covered the period 2005-2009. During this period the Company assigned performance share grants and performance share options related to the achievement of pre-determined levels of individual, enterprise and share price targets related to the years 2004 and 2005. The maximum number of shares to be issued in connection with the plan was 3,000,000, each with a nominal value of € 1.00, of which 500,000 is in the form of restricted stock units and the remainder from the conversion of stock options. The Shareholders’ Meeting has delegated to the Board of Directors the regulation and management of the 2004 plan, and the responsibility for the issuance of the options and grants under the 2004 plan.
Under the 2004 plan an employee was entitled to grants of restricted stock units and options if certain performance targets were met. In particular, the Plan provided for: (a) grants of restricted stock units for achievement of pre-determined objectives (management by objectives or MBOs) in 2004 and 2005, which vested and settled if the applicable performance targets were achieved, with respect to the 2004 MBOs, in 2006 and 2007, and, with respect to 2005 MBOs, in 2007 and 2008; (b) grants of options that only became exercisable if MBOs in 2004 and 2005 were achieved; and (c) the opportunity for participants to receive additional 50% options for combined achievement of 2004 and 2005 MBOs and the targeted price of the Company’s shares (during a reference period) on the New York Stock Exchange.
In order for an employee to obtain the additional 50% options based on 2004 MBOs, the following conditions had to be met (first tranche): (a) achievement of 2004 MBOs, and the arithmetic mean of the Company’s American Depositary Shares (ADS) during the period from October 1, 2005 and December 31, 2005 equal or greater than U.S. dollars 15. Similarly, in order for an employee to obtain the additional 50% options based on 2005 MBOs, the following conditions had to be met (second tranche): achievement of 2005 MBOs, and the arithmetic mean of the Company’s American Depositary Shares (ADS) during the period from October 1, 2007 and December 31, 2007 equal or greater than U.S. dollars 24.

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
The share grants issued for the achievement of 2004 MBOs have been issued in two equal installments during January 2006 and 2007. Similarly for the achievement of 2005 MBOs the share grants have been issued in two equal installments during January 2007 and 2008. The vesting period for these grants was considered to be reference year (2004 or 2005), as continuation of employment after that date was not a condition for the said share grants.
The share options had an exercise price of euro 8.51 (U.S. dollars 11.84 at December 31, 2008 exchange rate), calculated in accordance with the fiscal law in force. An employee was entitled to share options and additional options on the following dates: 50% of 2004 MBOs and 50% of first tranche in January 2006; remaining 50% of 2004 MBOs, 50% of the first tranche and 50% of 2005 MBOs in January 2007; remaining 50% of 2005 MBOs and 50% of the second tranche in January 2008; remaining 50% of second tranche in January 2009. If the employee was not in employment on the above dates, he or she was not entitled to the remaining options. Therefore vesting dates for the options are determined to be the above dates.
The status of the share grants and options under the plan, as of December 31, 2009 and 2008, is as follows:

Additional
MBO 2004	Shares	Options	options	Total

Balance at December 31, 2008	—	123,023	—	123,023
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited	—	—	—	—
Expired	—	(123,023)	—	(123,023)

Balance at December 31, 2009	—	—	—	—

Weighted average remaining contractual life	—	—	—

Additional
MBO 2005	Shares	Options	options	Total

Balance at December 31, 2008	—	82,721	—	82,721
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited	—	—	—	—
Expired	—	(82,721)	—	(82,721)

Balance at December 31, 2009	—	—	—	—

Weighted average remaining contractual life	—	—	—

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
During 2009, 2008 and 2007 the Company did not grant any shares, options or additional options.
The total intrinsic value of shares exercised during the years ended December 31, 2008 and 2007 was 50 and 268, respectively. During 2009, 2008 and 2007 there were no options and additional options exercised as the intrinsic value was negative (the exercise price as of January 2009, December 2008 and December 2007 exceeded the market value). The grant date fair value of shares vested during the years ended December 31, 2008 and 2007 was 226 and 674, respectively.
On the basis of the plan the exercise price for the share grants was zero, while for the options and additional options it was euro 8.51 (U.S. dollars 11.84 at December 31, 2008 exchange rate). At December 31, 2008 and 2007 the market price of Natuzzi’s shares was euro 1.72 (U.S. dollars 2.40 at December 31, 2008 exchange rate) and euro 3.13 (U.S. dollars 4.61 at December 31, 2007 exchange rate), respectively.
Under Italian GAAP the Company does not record in the consolidated statements of operations the compensation expense related to share based compensation plans.
At the beginning of 2009, the Company established an equity based incentive program as part of the Group’s overall Incentive and Retention Plan for the period 2009-2011. The Program, extended to certain top managers of the Group, provided for the payment of a bonus calculated on the basis of the objectives indicated in the 2009-2011 Business Plan.
In December 2009 the Board of Directors, because of the continuing global economic crisis, withdrew the 2009-2011 Business Plan and the related Group Incentive and Retention Plan for the period 2009-2011 (since it was considered not probable that it would have vested). The Company did not pay any form of consideration for the cancellation of the award.
The bonus granted for 2009, included in salaries, wages and related liabilities (see note 15) was 1,054 which will be fully paid in cash, while the cash and share grant bonus incentives for 2010 and 2011 were withdrawn.

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
20.	Commitments and contingent liabilities
Several companies of the Group lease manufacturing facilities and stores under non-cancellable lease agreements with expiry dates through 2023. Rental expense recorded for the years ended December 31, 2009, 2008 and 2007 was 15,418, 17,061 and 15,768, respectively. As of December 31, 2009, the minimum annual rental commitments are as follows:

2010	16,245
2011	14,980
2012	13,651
2013	12,002
2014	9,853
Thereafter	20,707

Total	87,438

Certain banks have provided guarantees at December 31, 2009 to secure payments to third parties amounting to 5,798 (1,760 at December 31, 2008). These guarantees are unsecured and have various maturities extending through December 31, 2014.
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
As of December 31, 2009 and 2008 the capital grants of 34,982 are secured by surety bonds for 11,595 from a bank. These surety bonds are unsecured and will expire when the Italian Ministry of Industrial Activities releases the final approvals of all investments made.
In prior years the Company and certain Italian subsidiaries, on the basis of the Italian law, for the personnel employed under the contract scheme referred to as ‘training and work’ enjoyed an exemption for the social contribution due to the National Institute for Social Security (‘Istituto Nazionale per la Previdenza Sociale’ or ‘INPS’) for a certain period. During 2004, the European Court of Justice decided that these grants were not in conformity with European Union law and regulations in force about competition. As a consequence of this disposition the European Commission has established that Italy has to recover from its enterprises all the social contribution not paid from November 1995 to May 2001 for the above work contracts. Therefore, the Italian National Institute for Social Security has communicated, in 2005 with a preliminary notice and in 2007 with a final notice, to the Company and certain Italian subsidiaries to reimburse all the social contribution due and not paid, amounting to 19,732. The Company, based on the advice of its legal consultants, did not pay the amounts claimed back and, at the same time, has taken a legal action against the National Institute for Social Security in order to obtain the cancellation of the above request of 19,732. In 2008 the Company obtained from the National Institute by Social Security official notices for the cancellation of the above request for 18,639.

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
During 2009 following the receipt of formal binding assessments, the Company paid the remainder on the initial request amount plus penalties and interest for a total amount of 1,558. The company utilized the provision of 475 and charged to other income (expense), net of 1,080 (see note 23). The Company intends to request a refund as management and its advisors maintain that such formal assessments were issued in error by the competent authorities. Therefore, the Company for this contingent liability has recorded a provision of nil, 475 and 475 in the Consolidated Financial Statements as of December 31, 2009, 2008 and 2007, respectively.
The Group is also involved in a number of certain and probable claims (including tax claims) and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters, after considering amounts accrued, will not have a material adverse effect on the Group’s consolidated financial position or results of operations (see note 17 and 23).
21.	Segmental and geographical information
The Group operates in a single industry segment, that is, the design, manufacture and marketing of contemporary and traditional leather and fabric upholstered furniture. It offers a wide range of upholstered furniture for sale, manufactured in production facilities located in Italy and abroad (Romania, Brazil and China).
Net sales of upholstered furniture analyzed by coverings are as follows:

	2009	2008	2007

Leather upholstered furniture	413,751	535,178	502,913
Fabric upholstered furniture	36,805	52,607	60,597

Total	450,556	587,785	563,510

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

	2009	2008	2007

Sales of upholstered furniture
United States of America	103,174	165,445	159,289
Italy	53,454	65,739	68,734
England	29,701	31,458	31,965
Canada	28,076	37,345	34,190
France	27,500	36,311	29,433
Spain	27,304	37,383	41,677
Belgium	26,665	27,572	24,138
Germany	24,491	27,045	26,714
Holland	14,371	16,965	15,594
Australia	12,118	16,172	15,354
Other countries (none greater than 2%)	103,702	126,350	116,422

Total	450,556	587,785	563,510

	2009	2008

Long lived assets
Italy	108,621	120,883
Romania	24,577	27,366
China	20,579	22,572
United States of America	14,982	16,761
Brazil	17,572	15,069
Other countries	7,503	9,130

Total	193,834	211,781

In addition, the Group also sells minor volumes of excess polyurethane foam, leather by-products and certain pieces of furniture (coffee tables, lamps and rugs) which, for 2009, 2008 and 2007 totalled 65,308, 78,241 and 70,892, respectively.
22.	Cost of sales
Cost of sales is analyzed as follows:

	2009	2008	2007

Opening inventories	92,012	107,290	100,358
Purchases	195,783	301,811	308,234
Labor	78,505	97,720	101,664
Third party manufacturers	10,627	18,474	16,499
Other manufacturing costs	34,380	45,487	41,124
Closing inventories	(81,565)	(92,012)	(107,290)

Total	329,742	478,770	460,589

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
The line item “Other manufacturing costs” includes the depreciation expenses of property plant equipment used in the production of finished goods. This depreciation expense amounted to 14,487, 17,339 and 16,964 for the years ended December 31, 2009, 2008 and 2007, respectively.
23.	Other income (expense), net
Other income (expense), net is analyzed as follows:

	2009	2008	2007

Interest income	482	1,614	3,557
Interest expense and bank commissions	(1,624)	(1,855)	(1,884)

Interest (expense) income, net	(1,142)	(241)	1,673

Gains (losses) on foreign exchange, net	6,931	(6,589)	(8,096)
Unrealized exchange gains (losses) on exchange derivative instruments, net	(62)	(4,471)	946

Gains (losses) on foreign exchange, net	6,869	(11,060)	(7,150)

Other, net	(2,606)	(14,517)	2,831

Total	3,121	(25,818)	(2,646)

Gains (losses) on foreign exchange, net are related to the following:

	2009	2008	2007

Net realized (losses) gains on exchange derivative instruments	(3,101)	(1,263)	5,877
Net realized gains (losses) on accounts receivable and payable	2,083	(6,281)	(3,865)
Net unrealized gains (losses) on accounts receivable and payable	7,949	955	(10,108)

Total	6,931	(6,589)	(8,096)

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
Other, net consists of the following:

	2009	2008	2007

Provisions for contingent liabilities	(3,846)	(3,200)	(2,956)
Settlement of INPS contingent liability	(1,080)	—	—
Impairment losses of long-lived assets	—	(4,703)	—
One-time termination benefits	—	(4,605)	—
Tax refund	—	—	2,961
Write off of a provision	—	—	1,500
Income tax not due	—	—	668
Write off of fixed assets	(595)	(1,189)	(2,285)
Other, net	2,915	(820)	2,943

Total	(2,606)	(14,517)	2,831

Provisions for contingent liabilities
The Company has charged to other income (expense), net in 2009, 2008 and 2007 the amount of 3,846, 3,200 and 2,956, respectively, for the estimated probable liabilities related to some claims (including tax claims) and legal actions in which it is involved.
Below are reported the comments on the 2009 legal and tax actions.
During 2009 the Company has charged to other income (expense), net the amount of 2,603 for the probable tax contingent liabilities related to income taxes and other taxes of some foreign subsidiaries. This amount represents the probable amount that could be claimed back by the tax authorities in case of tax audit.
For 2009 the remaining amount of 1,243 of the provisions for contingent liabilities is related to several minor claims and legal actions arising in the ordinary course of business.
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
Settlement of INPS contingent liability
As indicated in note 20 under the title “Commitments and contingent liabilities”, during 2009 the Company, following the receipt of formal binding assessments issued by the National Institute for Social Security (or “INPS”) has paid 1,555 in cash. The Company recorded a provision of 475 in the Consolidated Financial Statements as of December 31, 2008 which was fully utilized in 2009.
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

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
One-time termination benefits
In light of the credit crisis and economic downturn started in 2007 that have negatively affected the order flows and the sales level, the Company in late 2008 in connection with the adoption of its 2009-2011 business plan and budget for 2009 approved by the its Board of Directors on October 17, 2008, and December, 15 2008, respectively, decided to terminate on a involuntary basis a certain number of workers related to its Italian manufacturing facilities. Therefore, the Company on the basis of such decisions has charged in 2008 to other income, expense, net the one-time termination benefits, amounting to 4,605, to be recognized cash to 550 workers upon their involuntarily termination that should have occurred by the end of July 2009. For a certain number of these workers (No. 76) the above termination benefits, for an amount of 2,093, was determined pursuant to an individual agreement reached by the Company during the first months of 2009; while for the rest of the workers (No. 474) the above termination benefits, for an amount of 2,512, was determined by the Company based on the current applicable Italian law and regulations for involuntarily termination of employees. The date of termination of work for such workers to be terminated on a involuntarily basis is at discretion of the Company and it should have occurred by the end of July 2009. Before or on December 31, 2008 the Company did not make any official announcement or notification to the terminated employees related to the above work termination plan and one-time termination benefits.
During 2009, the Company paid the one-time termination benefits to the workers terminated pursuant to an individual agreement reached during the first months of 2009 whilst the date of termination of the other employees, that is at discretion of the Company, should occur by the end of October 2010.
Tax refund
During 2007, the Company obtained from tax authorities a refund of 2,961 for income and other taxes not due related to prior years. As these amounts were not recorded previously due to uncertainty, the Company recorded such amounts in the consolidated statement of operations for those years.
Write off of a provision
The Company since 2001 was a plaintiff in a suit that alleged the infringement of Natuzzi’s model copyright by a competitor. In 2006 the Court of Justice in which the suit was filed has rejected the Company’s requests. The Court of Justice has also condemned the Company to reimburse the legal costs sustained by the defendant. As of December 31, 2006 the Company estimated the probable amount of the legal costs to reimburse to the defendant as 1,500. This amount has been charged to other income (expense), net in 2006. During 2007 the Company and the defendant signed a settlement agreement that provided the following: (a) the Company renounced to proceed against the defendant for other infringements of Natuzzi’s models and other requests; (b) the defendant renounced its rights to the reimbursement of the legal cost of 1,500. As a consequence of this settlement the Company has recorded in other income (expense), net in 2007 the amount of 1,500 as income.

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
Write off of fixed assets
The write off of fixed assets include the net book value of those fixed assets that refer mainly to damaged items and that were no longer in conformity with the production quality standards. As of December 31, 2009, 2008 and 2007 the write off of fixed assets amount to 595, 1,189 and 2,285, respectively.
24.	Financial instruments and risk management
A significant portion of the Group’s net sales, but only approximately 40% of its costs, are denominated in currencies other than the euro, in particular the U.S. dollar. The remaining costs of the Group are denominated principally in euros. Consequently, a significant portion of the Group’s net revenues are exposed to fluctuations in the exchange rates between the euro and such other currencies. The Group uses forward exchange contracts (known in Italy as domestic currency swaps) and zero cost collars to reduce its exposure to the risks of short-term declines in the value of its foreign currency denominated revenues. The Group uses such derivative instruments to protect the value of its foreign currency denominated revenues, and not for speculative or trading purposes.

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
The Group is exposed to credit risk in the event that the counterparties to the domestic currency swaps and zero cost collars fail to perform according to the terms of the contracts. The contract amounts of the domestic currency swaps and zero cost collars described below do not represent amounts exchanged by the parties and, thus, are not a measure of the exposure of the Group through its use of those financial instruments. The amounts exchanged are calculated on the basis of the contract amounts and the terms of the financial instruments, which relate primarily to exchange rates. The immediate credit risk of the Group’s domestic currency swaps is represented by the unrealized gains or losses on the contracts. Management of the Group enters into contracts with creditworthy counter-parties and believes that the risk of material loss from such credit risk to be remote. The table below summarizes in euro equivalent the contractual amounts of forward exchange contracts and zero cost collars used to hedge principally future cash flows from accounts receivable and sales orders at December 31, 2009 and 2008:

	2009	2008

U.S. dollars	23,418	62,561
Euro	10,714	25,292
Canadian dollars	1,915	11,463
British pounds	6,652	11,988
Australian dollars	5,164	9,771
Swiss francs	795	1,973
Norwegian kroner	718	2,492
Swedish kroner	587	1,644
Danish kroner	470	1,675
Japanese yen	311	360

Total	50,744	129,219

The following table presents information regarding the contract amount in euro equivalent amounts and the estimated fair value of all of the Group’s forward exchange and zero cost collar contracts. Contracts with unrealized gains are presented as ‘assets’ and contracts with unrealized losses are presented as ‘liabilities’.

	2009		2008
	Contract	Unrealized	Contract	Unrealized
	amount	gains (losses)	amount	gains (losses)

Assets	13,281	318	38,898	6,799
Liabilities	37,463	(380)	90,321	(11,270)

Total	50,744	(62)	129,219	(4,471)

At December 31, 2009, 2008 and 2007, the exchange derivative instruments contracts had a net unrealized loss of 62 and 4,471 and a net unrealized gain of 946, respectively. These amounts are recorded in other income (expense), net in the consolidated statements of operations (see note 23).
Unrealized gains (losses) on forward exchange contracts are determined by using quoted prices in active markets for similar forward exchange contracts.
The fair value of zero cost collars is determined using pricing models developed based on the exchange rates in active markets.
Refer to note 3 (c) for the Group’s accounting policy on forward exchange contracts and zero cost collars.

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
25.	Fair value of financial instruments
The following table summarizes the carrying value and the estimated fair value of the Group’s financial instruments:

	2009		2008
	Carrying	Fair	Carrying	Fair
	value	value	value	value

Assets:
- Marketable debts securities	4	4	4	4
Liabilities:
- Long-term debt	6,981	6,214	3,780	2,906
Cash and cash equivalents, receivables, payables and bank overdrafts approximate fair value because of the short maturity of these instruments.
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
In June 2009, the Financial Accounting Standards Board (“FASB”) issued the FASB Accounting Standards Codification (the “ASC”). The ASC has become the single source of non-governmental accounting principles generally accepted in the United States (“GAAP”) recognized by the FASB in the preparation of financial statement. The ASC does not supersede the rules or regulations of the Securities and Exchange Commission (“SEC”), therefore, the rules and interpretative releases of the SEC continue to be additional sources of GAAP for the Company. The Company adopted the ASC as of July 1, 2009. The ASC does not change GAAP and did not have an effect on the Company’s financial position, result of operations or cash flows.

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
The calculation of net loss and shareholders’ equity in conformity with US GAAP is as follows:
Reconciliation of net loss:

	2009	2008	2007

Net loss under Italian GAAP	(17,686)	(61,938)	(62,647)
Adjustments to reported income:
(a) Revaluation of property, plant and equipment	27	27	27
(b) Government grants	610	811	1,188
(c) Revenue recognition	(2,652)	2,330	1,887
(e) Goodwill and intangible assets	1,505	(2,634)	1,970
(f) Share grants and options	—	(2)	(56)
(g) Translation of foreign financial statements	(5,193)	753	191
(h) One-time termination benefits	(2,559)	4,605	—
(i) Impairment of long-lived assets	(12)	400	—
Tax effect of US GAAP adjustments	223	(14)	(2,567)

Net loss in conformity with US GAAP	(25,737)	(55,662)	(60,007)

Basic loss per share in conformity with US GAAP	(0.47)	(1.02)	(1.09)

Diluted loss per share in conformity with US GAAP	(0.47)	(1.02)	(1.09)

Reconciliation of equity attributable to Natuzzi S.p.A. and subsidiaries:

	2009	2008

Total equity attributable to Natuzzi S.p.A. and subsidiaries under Italian GAAP	325,027	345,218
(a) Revaluation of property, plant and equipment	(507)	(534)
(b) Government grants	(11,427)	(12,037)
(c) Revenue recognition	(4,695)	(2,043)
(e) Goodwill and intangible assets	6,226	4,721
(g) Translation of foreign financial statements	13,208	15,895
(h) One-time termination benefits	2,046	4,605
(i) Impairment of long-lived assets	388	400
Tax effect of US GAAP adjustments	(2,700)	(2,923)

Equity attributable to Natuzzi S.p.A. and subsidiaries in conformity with US GAAP	327,566	353,302

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
The condensed consolidated balance sheets as at December 31, 2009 and 2008, and the condensed consolidated statements of operations for the years ended December 31, 2009, 2008 and 2007, which include all the US GAAP differences commented below are as follows:
Condensed Consolidated Balance Sheets as at December 31, 2009 and 2008

	December 31, 2009	December 31, 2008
ASSETS
Current assets	295,125	314,695
Non current assets	225,962	245,784

Total assets	521,087	560,479

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	118,354	135,707
Long-term liabilities	73,307	70,675
Equity attributable to Natuzzi S.p.A.	327,566	353,302
Non controlling interest	1,860	795

Total Liabilities and Shareholders’ Equity	521,087	560,479

Condensed Consolidated Statements of Operations Years Ended December 31, 2009, 2008 and 2007

	2009	2008	2007

Net sales	506,026	670,130	635,883
Cost of sales	(333,667)	(496,905)	(468,654)

Gross profit	172,359	173,225	167,229
Selling expenses	(140,021)	(163,265)	(164,514)
General and administrative expenses	(46,585)	(49,916)	(49,094)

Operating loss	(14,247)	(39,956)	(46,379)
Other expenses, net	(1,248)	(14,313)	(2,207)

Loss before taxes and noncontrolling interest	(15,495)	(54,269)	(48,586)
Income taxes	(9,808)	(1,825)	(11,917)

Net loss	(25,303)	(56,094)	(60,503)
Net loss attributable to the noncontrolling interest	(434)	432	496

Net income (loss) attributable to Natuzzi S.p.A. and subsidiaries	(25,737)	(55,662)	(60,007)

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
The tables below sets forth the reconciliation of net sales and operating income (loss) from Italian GAAP to US GAAP for the years ended December 31, 2009, 2008 and 2007:
Reconciliation of net sales from Italian GAAP to US GAAP

	2009	2008	2007

Net sales Italian GAAP	515,352	666,026	634,402
(b) Government grants (reclassification)	(953)	(990)	(1,026)
(c) Revenue recognition (adjustment)	(5,144)	9,430	6,828
(k) Cost paid to resellers (reclassification)	(3,229)	(4,336)	(4,321)

Net sales US GAAP	506,026	670,130	635,883

Reconciliation of operating loss from Italian GAAP to US GAAP

	2009	2008	2007
Operating loss Italian GAAP	(10,571)	(34,996)	(49,110)
(a) Revaluation property, plant and equipment (adjustment)	27	27	27
(b) Government grants (adjustment)	610	811	1,188
(c) Revenue recognition (adjustment)	(2,652)	2,330	1,887
(e) Goodwill and intangible assets (adjustment)	1,505	(2,634)	1,970
(f) Share grants and options (adjustment)	—	(2)	(56)
(h) One-time termination benefits	(2,559)	—	—
(i) Impairment of long-lived assets (reclassification)	—	(4,703)	—
(i) Impairment of long-lived assets (adjustment)	(12)	400	—
(j) Write-off of tangible assets (reclassification)	(595)	(1,189)	(2,285)

Operating loss US GAAP	(14,247)	(39,956)	(46,379)

The differences which have a material effect on net loss and/or shareholders’ equity are disclosed as follows:
(a)
Certain property, plant and equipment have been revalued in accordance with Italian laws. The revalued amounts are depreciated for Italian GAAP purposes. US GAAP does not allow for such revaluations, and depreciation is based on historical costs. The revaluation primarily relates to industrial buildings. The adjustment to net loss and shareholders’ equity represents the reversal of excess depreciation recorded under Italian GAAP on revalued assets.

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
The adjustments to net loss represent mainly the annual amortization of the pre December 31, 2000 capital grants based on the estimated useful life of the related fixed assets. The adjustments to shareholders’ equity are to reverse the amounts of capital grants credited directly to equity for Italian GAAP purposes, net of the amounts of amortization of such grants for US GAAP purposes.
Amortization of deferred income related to grants recognized as revenues under Italian GAAP of 953, 990 and 1,026 for the years ended December 31, 2009, 2008 and 2007 respectively would be reclassified to depreciation expense and recorded in cost of goods sold under US GAAP, in the period such amounts are recognized.
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

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
US GAAP requires that revenue should not be recognized until it is realized or realizable and earned, which is generally at the time delivery to the customer occurs and the risks of ownership pass to the customer. Accordingly, the Italian GAAP for revenue recognition is at variance with US GAAP. The principal effects of this variance on the accompanying consolidated balance sheets as of December 31, 2009 and 2008 and related consolidated statements of operations for each of the years in the three-year period ended December 31, 2009 are indicated below:

	2009	2008
	Effects	Effects
	Increase	Increase
Consolidated balance sheets	(Decrease)	(Decrease)

Trade receivables, net	(18,607)	(13,463)
Inventories	11,818	9,665

Total effect on current assets (a)	(6,789)	(3,798)

Accounts payable-trade	(2,094)	(1,755)
Income taxes	(413)	(468)

Total effect on current liabilities (b)	(2,507)	(2,223)

Total effect on shareholders’ equity (a-b)	(4,282)	(1,575)

Consolidated statements of operations	2009	2008	2007

Net sales	(5,144)	9,430	6,828

Gross profit	(2,991)	3,149	2,950

Operating income (loss)	(2,652)	2,330	1,887

Total effect on net operations	(2,707)	2,709	235

(d)
On June 14, 2007 (see notes 1 and 26 (e)) the Company acquired from a third party 100% of a business which main asset was a store located in one of the several shopping and commercial areas of Rome (Tiburtina area). The cash consideration paid by the Company for this acquisition was 230. At the date of the acquisition there were no employees, inventory or revenues associated with this asset. The net assets acquired were composed mainly as follows: (a) operating lease agreement; (b) leasehold improvements incorporated in the store; (c) commercial license authorization obtained from the Rome Municipality for trading sofas and other furniture to the public. Further during 2008, the Company started some construction work in order to set up in this store the Natuzzi layout selling system.

Under Italian GAAP the acquisition of this store was considered to be a business acquisition, while under US GAAP the same has been accounted for as an asset acquisition in accordance with EITF 98-3 “Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business”, which did not result in a goodwill. Natuzzi’s management has determined that the difference between the purchase price and the fair value of the net tangible assets acquired is due to the key location of the store acquired. Therefore, under US GAAP this intangible of 359 is depreciated over the term of the operating lease agreement (twelve years). The related deferred tax liabilities are established by using the “simultaneous equations method”.

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

(e)
Under Italian GAAP, the Company amortizes the goodwill arising from business acquisitions on a straight-line basis over a period of five years. US GAAP states that goodwill acquired in a purchase business combination completed after July 1, 2001 is not amortized, but instead tested for impairment at least annually in accordance with provisions of Accounting Standards Codification (“ASC”) No. 350, Intangibles Goodwill and Other (Formerly FASB Statement No. 142).

In addition, under Italian GAAP, the Company has allocated certain intangible assets, having definite lives and arising from a business acquisition and asset acquisition under the caption goodwill. Under US GAAP the Company would have classified such as intangible assets, would have amortized these over their estimated useful lives to their residual values, and would have reviewed these for impairment in accordance with Accounting Standards Codification (“ASC”) No. 360-10, Impairment or Disposal of Long-Lived Assets (Formerly FASB Statement No. 144).
The changes in the carrying amount of goodwill, intangible assets and deferred taxes arising from business and asset acquisitions completed after July 1, 2001, are as follows:

	Goodwill		Intangibles		Deferred taxes
	US	Italian	US	Italian	US	Italian

Balance at December 31, 2006	7,760	9,301	6,792	—	(2,381)	(517)

Acquisition of other stores	—	225	359	—	(134)	—
Amortization	—	(2,840)	(870)	—	438	(404)

Balance at December 31, 2007	7,760	6,686	6,281	—	(2,077)	(921)

Impairment of goodwill	(1,500)	—	—	—	—	—
Write off of goodwill	—	(776)	—	—	—	—
Impairment of an intangible asset	—	—	(3,583)	—	1,218	—
Amortization	—	(2,507)	(834)	—	274	(486)

Balance at December 31, 2008	6,260	3,403	1,864	—	(585)	(1,407)

Acquisition of stores	651	651	—	—	—	—
Amortization	—	(1,827)	(322)	—	100	(526)

Balance at December 31, 2009	6,911	2,227	1,542	—	(485)	(1,933)

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
Estimated amortization expense of the intangibles assets for the next five years is as follows: 304 in 2010, 295 in 2011, 295 in 2012, 167 in 2013 and nil in 2014.
The above US and Italian GAAP goodwill is entirely related to a small reporting unit named “Italian retail owned stores”. Management has evaluated the carrying value of this mentioned goodwill for impairment purposes in accordance with the provisions of Accounting Standards Codification (“ASC”) No. 350, Intangibles Goodwill and Other (Formerly FASB Statement No. 142). Based on that evaluation, on a reporting unit basis, as at December 31, 2009, 2008 and 2007 such goodwill was impaired to the extent of nil, 1,500, nil, respectively.
In 2009 Natuzzi performed its annual impairment review of goodwill and determined that no further impairment write off was required. The Company determined the implied fair value of the reporting unit on the Unlevered Discounted Cash Flow and compared it with the carrying value of goodwill. No impairment loss arose due, in particular, to the improvement in cash flow projections related to the on-going cost saving program. In addition, the 2009 discount rate used to discount future cash flow and the expected level of sales of finished products remained substantially unchanged compared to 2008.
The 2008 impairment loss of such goodwill of 1,500, as indicated above, was entirely related to the reporting unit Italian retail owned stores. During the end of 2008 Natuzzi revised its sales growth strategy for its Italian retail owned stores as a consequence of the decline in the consumer demand in the Italian furniture market caused by the actual critical situation of the Italian economy. As a result of this 2008 revision for the subsequent years in the expected level of sales of finished products through its Italian retail owned stores, the 2008 increase in the discount rate used to discount future cash flow and the 2008 sharp decline in the company’s market capitalization the Company concluded that the carrying value of the goodwill related to such reporting unit as of December 31, 2008 was less than the fair value of the reporting unit impaired. The fair value as of December 31, 2008 was determined on the basis of the methodology so called “Unlevered Discounted Cash Flow”. The comparison of the implied fair value of goodwill with the carrying value of goodwill resulted in the determination of an impairment in value of 1,500. The difference between the carrying value of the goodwill under Italian GAAP (2,227) and US GAAP (6,911) is attributable to the classification and amortization differences discussed above.

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
The Company in October 2008, in order to improve its manufacturing efficiency and in connection with the adoption of the three year business plan, decided to close and sell a manufacturing facility located in Brazil in the State of Bahia. As a result of this decision the Company performed an impairment analysis and determined that the carrying value of such manufacturing facility as of December 31, 2008 exceeded the fair value (see note 9). Therefore, as of December 31, 2008 the carrying value of such group of assets was reduced to fair value. This resulted, in particular, in an impairment loss of 3,583 related to the intangible asset “export incentive benefit agreement” that was depreciated in twelve years (as of December 31, 2008 its residual useful life was of seven years). Under this export incentive benefit agreement, the Company was entitled to receive incentives calculated according to a certain percentage of sales of products manufactured in this facility and exported outside Brazil. As of December 31, 2008 under US GAAP the carrying value of this intangible asset net of the above impairment loss was zero. The valuation of such intangible asset was zero due to the following circumstances occurred during 2008: (a) in late 2008 the Company, as indicated above, ceased the production in this manufacturing facility and therefore is no longer entitled to the export incentive benefit; (b) the Company can not sell the export incentive benefit agreement to third parties nor use it in others manufacturing facilities as this incentive benefit agreement was granted exclusively for the production in such facility located in the city of Pojuca, in the State of Bahia in Brazil. Under Italian GAAP this intangible asset due to the classification and amortization differences discussed above was considered as goodwill and depreciated in five years. Therefore as of December 31, 2008 the net book value of this goodwill was zero.
(f)	Under Italian GAAP the Company does not record in the consolidated statement of operations the compensation expense related to share based compensation plans.
Effective January 1, 2006, the Company adopted Accounting Standards Codification (“ASC”) No. 718, Compensation — Stock Compensation (Formerly FASB Statement No. 123(R)). This statement replaced FASB Statement No. 123, Accounting for Stock-Based Compensation (Statement 123) and supersedes APB No. 25. ASC 718 requires that all stock-based compensation be recognized as an expense in the financial statements and that such cost be measured at the fair value of the award. This statement was adopted using the modified prospective method of application, which requires the Company to recognize compensation cost on a prospective basis. Therefore, prior years’ financial statements have not been restated. Under this method, the Company recorded stock-based compensation expense for awards granted prior to, but not yet vested as of January 1, 2006, using the fair value amounts determined for pro forma disclosures under Statement 123.
At the beginning of 2009, the Company established an equity based incentive program as part of the Group’s overall Incentive and Retention Plan for the period 2009-2011. The Program, extended to certain top managers of the Group, provided for the payment of a bonus calculated on the basis of the objectives indicated in the 2009-2011 Business Plan.

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
In December 2009 the Board of Directors withdrew the 2009-2011 Business Plan and the related Incentive and Retention Plan for the period 2009-2011 (since it was considered not probable that it would have vested). The Company did not pay any form of consideration for the cancellation of the award.
The cash bonus granted for the 2009, included in salaries, wages and related liabilities (see note 15) for a consideration of 1,054 will be fully paid in cash.
During 2008, 2007 and 2006 Natuzzi did not launch any new stock awards plan. Therefore, as of the effective date of Statement 123 (R) January 1, 2006 and as of December 31, 2009, 2008 and 2007 the only stock awards plan in place is the one described in note 19 and launched by the Company during 2004.
As of December 31, 2009, 2008 and 2007 for US GAAP purposes the Company for its compensation cost related to its stock awards plan recorded a cost of nil, 2 and 56, respectively.
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
(g)
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

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
Under US GAAP as of December 31, 2009, 2008 and 2007 the Natuzzi’s foreign subsidiaries financial statements have been translated on the basis of the guidance included in Accounting Standards Codification (“ASC”) No. 830-20, Foreign Currency Transactions (Formerly FASB Statement No. 52). Under US GAAP, foreign subsidiaries are considered to be an integral part of Natuzzi due to various factors including significant intercompany transactions, financing, and cash flow indicators. Therefore, the functional currency for these foreign subsidiaries is the functional currency of the parent, namely the euro. As a result all monetary assets and liabilities are remeasured, at the end of each reporting period, using euro and the resulting gain or loss is recognized in the consolidated statements of operations. For all non monetary assets and liabilities, share capital and retained earnings historical exchange rates are used. The average exchange rates during the year are used for revenues and expenses, except for those revenues and expenses related to assets and liabilities translated at historical exchange rates. The resulting exchange differences on translation are recognized in the statements of operations.
At December 31, 2009, 2008 and 2007 the US GAAP difference arises due to the requirement to use the local currency as the functional currency under Italian GAAP as compared to US GAAP, which requires that the functional currency be determined based on certain indicators which may, or may not result in the local currency being determined to be the functional currency. Consequently, the Company recorded in the US GAAP reconciliation for: (a) net loss, a loss of 5,193 and an income of 753 and 191 for 2009, 2008 and 2007, respectively; (b) shareholders equity a positive adjustment of 13,208 and 15,895 for 2009 and 2008, respectively.
(h)
Under Italian GAAP, the Company has recognized in the consolidated statement of operations for the year ended December 31, 2008 the cost of one-time termination benefits of 4,605 related to the employees to be terminated on a involuntary basis as indicated in the plan of termination (see note 23). In accordance with Italian GAAP this cost has been recognized in 2008 as in such year the Company has formally decided to adopt the termination plan (approval by the Board of Directors) and is able to reasonably estimate the related one-time termination benefits. Before or on December 31, 2008 the Company did not make any official announcement or notification to the terminated employees related to the work termination plan and one-time termination benefits. Under Italian GAAP for the recognition of the cost for the termination benefits related to the terminated workers the communication or announcement to third parties of the plan of termination of workers is not relevant.

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
Accounting Standards Codification (“ASC”) No. 715, Compensation — Retirement Benefits (Formerly FASB Statement No. 146), states that the liability for the one-time termination benefits provided to current employees that are involuntarily terminated under the terms of a benefit arrangement that, in substance, is not an ongoing benefit arrangement or and individual deferred compensation contract is measured and recognized if a one-time arrangement exist at the date the plan of termination meets all the following criteria and has been communicated to the employees: (a) management, having the authority to approve the action, commits to a plan of termination; (b) the plan identifies the number of employees to be terminated, their job classifications or functions and their locations, and the expected completion date; (c) the plan establishes the terms of the benefit arrangement, including the benefits that employees will receive upon termination (including but not limited to cash payments), in sufficient detail to enable employees to determine the type and amount of benefits they will receive if they are involuntarily terminated; (d) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.
Therefore, on the basis of the above discussion, the Italian GAAP for recognition in consolidated statement of operations for the year ended December 31, 2008 of the one-time termination benefits of 4,605 related to the to the employees to be terminated involuntarily was at variance with US GAAP.
Under US GAAP, considering the guidance of ASC No. 715, the one-time termination benefits of 4,605 has to be recorded in the consolidated statement of operations when the termination plan will be communicated to the employees and will meet all the criteria indicated in ASC No. 715. Therefore, under US GAAP the cost of the one-time termination benefits of 4,605 had been reversed out of the consolidated statements of operations for the year ended December 31, 2008.
During 2009, the Company paid one-time termination benefits on the separation date to workers terminated for a cash consideration of 2,559 charged under the line cost of sales under US GAAP Consolidated Statement of Operations for the year ended December 31, 2009.
The residual difference of equity under Italian GAAP and US GAAP, for an amount of 2,046 is attributable to the remaining workers that the Company decided to terminate on an involuntary basis (see notes 17 and 23).
(i)
The Company in October 2008, in order to improve its manufacturing efficiency and in connection with the adoption of the three year business plan, decided to close and sell a manufacturing facility located in Brazil in the State of Bahia. As a result of this decision the Company, in accordance with its Italian accounting policy (see note 3 (k)), performed an impairment analysis and determined that the carrying value of such manufacturing facility as of December 31, 2008 was more than the fair value less costs to sell. Therefore, as of December 31, 2008 the carrying value of such manufacturing facility was reduced to fair value less costs to sell. This resulted in an impairment loss of 2,911, recorded under the line other income (expense), net of the consolidated statement of operations for the year ended December 31, 2008, in accordance with its Italian accounting policy (see note 23). Company’s management estimated the fair value based on third-party independent appraisals. In addition, as of December 31, 2008 and 2009 the Company, in accordance with its Italian accounting policy, has classified this manufacturing facility under the line property, plant and equipment held and used of the consolidated balance sheet (see note 9) as there is a current expectation that it is more-likely-than not that this asset will be sold in the medium long-term period (more than one year from the balance sheet date).

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
The Company in October 2008, in order to improve its manufacturing efficiency and in connection with the adoption of the three year business plan, decided to close and sell six industrial buildings utilized mainly as warehouses and located in the cities of Altamura and Matera nearby the Group’s headquarter in Italy. As a result of this decision the Company, in accordance with its Italian accounting policy (see note 3 (k)), performed an impairment analysis and determined that the carrying values of two of the six industrial buildings as of December 31, 2008 were more than the fair value less costs to sell. Therefore, as of December 31, 2008 the carrying values of these two industrial buildings were reduced to fair value less costs to sell. This resulted in an impairment loss of € 1,792 recorded under the line other income (expense), net of the consolidated statement of operations for the year ended December 31, 2008 in accordance with its Italian accounting policy (see note 23). Company’s management estimated the fair value of such industrial buildings based on observable market transactions involving sales of comparable buildings and third party independent appraisals. In addition, as of December 31, 2008 and 2009 the Company, in accordance with its Italian accounting policy, has classified these industrial buildings under the line property, plant and equipment held and used of the consolidated balance sheet (see note 9) as there is a current expectation that it is more-likely-than not that these assets will be sold in the medium long-term period (more than one year from the consolidated balance sheet date).
In accordance with Accounting Standards Codification (“ASC”) No. 360-10, Impairment or Disposal of Long-Lived (Formerly FASB Statement No. 144), long lived assets (such as property, plant and equipment) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long lived asset or asset group be tested for possible impairment, an entity first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. Long lived assets or asset group to be disposed of by sale are classified as held for sale in the period in which are met all the six criteria indicated in ASC 360-10, and are measured at the lower of its carrying amount or fair value. If these six criteria are not met the assets are classified as held and used and measured as such as indicate above. In addition, in the statement of operations the impairment loss is classified as part of operating income.

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
Under Italian GAAP the measurement of the impairment loss of the manufacturing facility of Brazil and industrial buildings of Italy has been determined by the amount by which the carrying amount of the asset exceeds the fair value less costs to sell. Under US GAAP as the carrying value of these assets is not recoverable on an undiscounted cash flow basis, the impairment loss has been measured by the amount by which the carrying value exceeds its fair value. Therefore, at December 31, 2008 the difference between Italian GAAP and US GAAP for the measurement of the impairment losses was 400 and this is due to costs to sell. This amount has been reported in the US GAAP reconciliation for the year ended December 31, 2008.
At December 31, 2009 the difference between Italian GAAP and US GAAP is reduced to an amount of 388.
Under Italian GAAP the impairment losses of the manufacturing facility of Brazil and the industrial buildings of Italy of 4,703 have been classified under the line other income (expense), net of the consolidated statement of operations for the year ended December 31, 2008 (see note 23). Under US GAAP these impairment losses would be classified as cost of sales.
Further, there is no difference between Italian GAAP and US GAAP about the classification of the manufacturing facility of Brazil and industrial building of Italy in the consolidated balance sheet as of December 31, 2008 and 2009 as under both GAAP these assets are classified under the line property, plant and equipment held and used (see note 9).
(j)
During 2009, 2008 and 2007 the Company under Italian GAAP has recognized the write-off of tangible assets of 595, 1,189 and of 2,285, respectively, as part of non operating loss. Under US GAAP such write-off charge would be included as part of operating loss.

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
(k)
Under Italian GAAP certain costs paid to resellers are reflected as part of selling expenses. Under US GAAP, in accordance with Accounting Standard Codification (“ASC”) No. 605-50 Revenue Recognition — Customer Payments and Incentive (Formerly EITF 01-09), these costs should be recorded as a reduction of net sales. Such expenses include advertising contributions paid to resellers which amounted at December 31, 2009, 2008 and 2007 to 3,229, 4,336 and 4,321, respectively.

(l)
Under Italian GAAP, the Company includes its warranty cost as a component of selling expenses in the consolidated statement of operations. Under US GAAP, warranty costs would be included as a component of cost of sales. For the years ended December 31, 2009, 2008 and 2007 warranty cost amounting to 4,503, 4,607 and 4,143, respectively, would be reclassified from selling expenses to cost of sales under US GAAP.

(m)
Under Italian GAAP the Company includes the component income taxes included in the provisions for contingent tax liabilities under the line other income (expense), net in the consolidated statement of operations. For the years ended December 31, 2009, 2008 and 2007 the above income taxes amount approximately to 229, 255 and 519. Under US GAAP these amounts would be classified in the line income taxes of the consolidated statements of operations.

(n)
During 2007 the Company obtained from tax authorities a refund of income taxes related to prior years for an amount of 1,888. In addition, during 2007 a subsidiary of the Company obtained from tax authorities the confirmation that a portion of income tax of 668 related to 2006 was not due. As these amounts were not recorded previously due to uncertainty, the Company recorded in 2007 such amounts in other income (expense), net (see note 23). Under US GAAP these amounts would be classified in the line income taxes of the consolidated statement of operations for the year ended December 31, 2007.

(o)	Under Italian GAAP the Company records a tax contingent liability (income tax exposure) when it is probable that the liability has been incurred and the amount of the loss can be reasonably estimated.
In July 2006, the FASB issued Accounting Standards Codification (“ASC”) No. 740-10, Income Taxes Overall (Formerly FASB Statement No. 48). ASC No 740-10 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a threshold of more-likely-than-not for recognition of tax benefits of uncertain tax position taken or expected to be taken in a tax return. FIN 48 also provides related guidance on measurement, derecognition, classification, interest and penalties, and disclosure.

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
The Company adopted the provisions of ASC No 740-10, on January 1, 2007. As a result of the implementation of Interpretation No. 48, the Company did not recognize any increase or decrease in the liability for unrecognized tax benefits as of January 1, 2007. The following table provides the movements of unrecognized tax benefits:

	2009	2008

Balance, beginning of the year	1,715	1,460
Additions based on tax positions related to the current year	—	2
Additions for tax positions of prior years	351	483
Reductions due to statute of limitations expiration	(122)	(230)
Settlements	—	—

Balance, end of year	1,944	1,715

If the Company had recognized the above uncertain tax positions, the income taxes for the year ended December 31, 2009, 2008 and 2007 would have decreased of 1,944, 1,715 and 1,460, respectively.
As of December 31, 2009 the Company does not expect that any unrecognized tax benefits could significantly increase or decrease in the next twelve months.
The Company recognized interest and penalties accrued related to unrecognized tax benefits in other income (expense), net. During the years ended December 31, 2009, 2008 and 2007, the Company recognized approximately 216, 42 and 346 in interest and penalties, respectively. The Company had approximately 1,717 and 1,501 for the payment of interest and penalties accrued at December 31, 2009 and 2008, respectively.
The following table reports the difference between US GAAP and Italian GAAP as regards the accounting for uncertainty in income taxes:

	US GAAP	IT GAAP	Difference

Balance at January 1, 2009	1,715	1,715	—
Additions based on tax positions related to the current year	—	—	—
Additions for tax positions of prior years	351	351	—
Reductions due to statute of limitations expiration	(122)	(122)	—
Settlements	—	—	—

Balance at December 31, 2009	1,944	1,944	—

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

	US GAAP	IT GAAP	Difference

Balance at January 1, 2008	1,460	1,460	—
Additions based on tax positions related to the current year	2	2	—
Cumulative translation adjustment	483	483	—
Reductions due to statute of limitations expiration	(230)	(230)	—
Settlements	—	—	—

Balance at December 31, 2008	1,715	1,715	—

	US GAAP	IT GAAP	Difference

Balance at January 1, 2007	941	941	—
Additions based on tax positions related to the current year	435	435	—
Additions for tax positions of prior years	358	358	—
Reductions due to statute of limitations expiration	(274)	(274)	—
Settlements	—	—	—

Balance at December 31, 2007	1,460	1,460	—

Under Italian GAAP the Company includes the provisions for income tax contingent liabilities under the line other liabilities of the non current part of the balance sheet. For the years ended December 31, 2009 and 2008 the above provisions for income tax contingent liabilities amount to 3,661 and 3,216, respectively. Under US GAAP these amounts would be classified in part in the line income taxes of the current part of the balance sheet for the income taxes (1,944 and 1,715 for the years ended December 31, 2009 and 2008, respectively), and for the other part in the line accounts payable-other for penalties and interest (1,717 and 1,501 for the years ended December 31, 2009 and 2008, respectively) of the current part of the balance sheet.
(p)
The consolidated statements of cash flows for the years ended December 31, 2009, 2008 and 2007 prepared by the Company under Italian GAAP is in conformity with US GAAP (Accounting Standards Codification (“ASC”) No. 230, Statement of Cash Flow (Formerly FASB Statement No. 95)).

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
Comprehensive Income
The Company has adopted the Accounting Standard Codification (“ASC”) No. 220, Comprehensive Income (Formerly FASB Statement No. 130), which established standards for the reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income/(loss) generally encompasses all changes in shareholders’ equity (except those arising from transactions with owners). The Company’s comprehensive income (loss) does not differ from its US GAAP net income (loss).
Recently issued Accounting Pronouncements
Recently issued but not yet adopted U.S. Accounting pronouncements relevant for the Company are as follows:
Accounting Standards Codification (“ASC”) No. 805-10, Business Combination (Formerly FASB Statement No. 141R) and Accounting Standards Codification (“ASC”) No. 810, Consolidation (Formerly FASB Statement No. 160):
In December 2007, the FASB issued Accounting Standards Codification (“ASC”) No. 805-10, Business Combination (Formerly FASB Statement No. 141R) and Accounting Standards Codification (“ASC”) No. 810, Consolidation (Formerly FASB Statement No. 160). ASC No. 805-10 and ASC No. 810 require most identifiable assets, liabilities, noncontrolling interest, and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interest (previously referred to as minority interest) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. ASC No. 805-10 is applied to business combinations occurring after the effective date. ASC No. 810 is applied prospectively to all noncontrolling interests, including any that arose before the effective date. ASC No. 805-10 and ASC No. 810 is effective for the Company’s 2009 fiscal year. The adoption of Statement ASC No. 805-10 and ASC No. 810 did not have any significant impact on the Company’s consolidated financial statements.
Accounting Standards Codification (“ASC”) No. 815-10, Derivatives and Hedging — Overall (Formerly FASB Statement No. 161):
In March 2008, the FASB issued Accounting Standards Codification (“ASC”) No. 815-10, Derivatives and Hedging — Overall (Formerly FASB Statement No. 161), which amends FASB Statement No. 133. ASC No. 810-10 requires companies with derivative instruments to disclose information about how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under FASB Statement No. 133, and how derivative instruments and related hedged items affect a company’s financial position, financial performance, and cash flows. The required disclosures include the fair value of derivative instruments and their gains or losses in tabular format, information about credit-risk-related contingent features in derivative agreements, counterparty credit risk, and the company’s strategies and objectives for using derivative instruments. The Statement expands the current disclosure framework in FASB Statement No. 133. ASC No. 810-10 is effective prospectively for periods beginning on or after November 15, 2008. The adoption of ASC No. 810-10 did not have any significant impact on the Company’s consolidated financial statements.

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
Accounting Standards Codification (“ASC”) No. 855, Subsequent Events (Formerly FASB Statement No. 165):
In May 2009, the FASB issued Accounting Standards Codification (“ASC”) No. 855, Subsequent Events (Formerly FASB Statement No. 165) addressing accounting and disclosure requirements related to subsequent events. ASC No. 855 requires management to evaluate subsequent events through the date the financial statements are either issued or available to be issued, depending on the company’s expectation of whether it will widely distribute its financial statements to its shareholders and other financial statement users. ASC No. 855 refers to subsequent events that provide additional evidence about conditions that existed at the balance-sheet date as “recognized subsequent events.” These have historically been called Type I subsequent events. “Nonrecognized subsequent events,” historically called Type II subsequent events, provide evidence about conditions that arose after the balance-sheet date. ASC No. 855 requires companies to reflect in their financial statements the effects of subsequent events that provide additional evidence about conditions at the balance-sheet date (recognized subsequent events). ASC No. 855 prohibits companies from reflecting in their financial statements the effects of subsequent events that provide evidence about conditions that arose after the balance-sheet date (nonrecognized subsequent events), but requires information about the events to be disclosed if the financial statements would otherwise be misleading. These disclosures include the nature of the event and either an estimate of its financial effect or a statement that an estimate cannot be made. ASC No. 855 does not change subsequent-events guidance included in other US GAAP. ASC No. 855 is effective for interim or annual financial periods ending after June 15, 2009 and should be applied prospectively. The adoption of ASC No. 855 did not have any significant impact on the Company’s consolidated financial statements.
Accounting Standards Codification (“ASC”) No. 350, Intangibles — Goodwill and others (Formerly FASB Statement No. 142-3):
In April 2008, the FASB issued Accounting Standards Codification (“ASC”) No. 350, Intangibles — Goodwill and others (Formerly FASB Statement No. 142-3) amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under Statement 142. ASC No. 350 is effective for fiscal years beginning after December 15, 2008. The adoption of ASC No. 350 did not have any significant impact on the Company’s consolidated financial statements.

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
Accounting Standards Update(“ASU”) No. 2009-17, Improvements to Financial Reporting by Enterprises involved with Variable Interest Entities (Formerly FASB Statement No. 46R):
In December 2009 the FASB issued ASU 2009-17 (Formerly FASB Statement No. 167) that amends the guidance on variable interest entities in Accounting Standards Codification (“ASC”) No. 810, Improvements to Financial Reporting by Enterprises involved with Variable Interest Entities (Formerly FASB Statement No. 46R) related to the consolidation of variable interest entities. It requires reporting entities to evaluate former QSPEs for consolidation, changes the approach to determining a VIE’s primary beneficiary from a quantitative assessment to a qualitative assessment designed to identify a controlling financial interest, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a VIE. It also clarifies, but does not significantly change, the characteristics that identify a VIE. ASU 2010-10 is effective as of the beginning of a company’s first fiscal year that begins after November 15, 2009, and for subsequent interim and annual reporting periods. Early adoption is prohibited. The Company is currently evaluating the impact of adopting ASU No. 2009-17 on its financial position and results of operations.
Accounting Standards Update (“ASU”) No. 2010-06, Fair Value Measurements and Disclosures:
In January 2010 the FASB issued Accounting Standards Update (“ASU”) No. 2010-06, Fair Value Measurements and Disclosures. The standard update amends certain disclosure requirements of Subtopic 820-10. This ASU provides additional disclosures for transfers in and out of Levels I and II and for activity in Level III. This ASU also clarifies certain other existing disclosure requirements including level of desegregation and disclosures around inputs and valuation techniques. The final amendments to the Accounting Standards Codification will be effective for annual or interim reporting periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activity for purchases, sales, issuances, and settlements on a gross basis. That requirement will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Early adoption is permitted. The amendments in the update do not require disclosures for earlier periods presented for comparative purposes at initial adoption. The Company is currently evaluating the provisions of these standards, but does not expect adoption to have a material impact on its financial position and results of operations.

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
Accounting Standards Update (“ASU”) No. 2010-13, Compensation—Stock Compensation:
In April 2010 the FASB issued Accounting Standards update (“ASU”) No. 2010-13, Compensation—Stock Compensation. The objective of this update is to address the classification of an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. FASB Accounting Standards Codification Topic 718, Compensation—Stock Compensation, provides guidance on the classification of a share-based payment award as either equity or a liability. A share-based payment award that contains a condition that is not a market, performance, or service condition is required to be classified as a liability. This update provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments in this update do not expand the recurring disclosures required by Topic 718. The amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The Company is currently evaluating the provisions of these standards, but does not expect adoption to have a material impact on its financial position and results of operations.

SIGNATURE
The registrant, Natuzzi S.p.A., hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NATUZZI S.p.A.

By:	/s/ Pasquale Natuzzi

	Name:	Pasquale Natuzzi
	Title:	Chief Executive Officer
Date: June 29, 2010

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

8.1	List of Significant Subsidiaries.

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Letter of Agreement from KPMG, dated June 29, 2010.