Form 20-F
period 2010-12-31
NATUZZI S P A
filed 2011-06-30
CIK 900391

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
For the Fiscal Year Ended: December 31, 2010
Commission file number: 001-11854
NATUZZI S.p.A.
(Exact name of Registrant as specified in its charter)
Republic of Italy
(Jurisdiction of incorporation or organization)
Via Iazzitiello 47, 70029 Santeramo in Colle Bari, Italy
(Address of principal executive offices)
Mrs. Silvia Di Rosa
Tel. +39 335 78 64 209
sdirosa@natuzzi.com
Via Iazzitiello 47, 70029 Santeramo in Colle, Bari, Italy
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
As of December 31, 2010 54,853,045 Ordinary Shares
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
Amounts stated in U.S. dollars, unless otherwise indicated, have been translated from the euro amount by converting the euro amounts into U.S. dollars at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) for euros on June 24, 2011 of U.S. $1.4189. The foreign currency conversions in this annual report should not be taken as representations that the foreign currency amounts actually represent the equivalent U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated.
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

	Year Ended At December 31,
	2010	2010	2009	2008	2007	2006
	(millions of
	dollars, except
	per Ordinary
	Share)(1)		(millions of euro, except per Ordinary Share)
Statement of Operations Data:
Amounts in accordance with Italian GAAP:
Net sales:
Leather- and fabric-upholstered furniture	$608.6	€460.5	€450.6	€587.8	€563.5	€660.2
Other(2)	76.8	58.1	64.8	78.2	70.9	75.2

Total net sales	685.4	518.6	515.4	666.0	634.4	735.4
Cost of sales	(424.9)	(321.5)	(329.8)	(478.8)	(460.6)	(490.5)
Gross profit	260.5	197.1	185.6	187.2	173.8	244.9
Selling expenses	(203.9)	(154.3)	(149.6)	(172.3)	(173.9)	(186.2)
General and administrative expenses	(56.0)	(42.4)	(46.6)	(49.9)	(49.0)	(42.2)
Operating income (loss)	0.6	0.4	(10.6)	(35.0)	(49.1)	16.5
Operating income (loss) per Ordinary Share	0.01	0.01	(0.02)	(0.64)	(0.90)	0.30
Other income (expense), Net (3) (4) (5)	(5.8)	(4.4)	3.1	(25.8)	(2.6)	2.8
Income (loss) before taxes and minority interests	(5.2)	(4.0)	(7.5)	(60.8)	(51.7)	19.3
Income taxes	(9.3)	(7.0)	(9.8)	(1.5)	(11.4)	(7.1)
Income (loss) before non-controlling interests	(14.5)	(11.0)	(17.3)	(62.3)	(63.1)	12.2
Non-controlling interest	0.1	0.1	0.4	(0.4)	(0.5)	(0.1)
Net income (loss)	(14.6)	(11.1)	(17.7)	(61.9)	(62.6)	12.3
Net income (loss) per Ordinary Share	$(0.27)	€(0.20)	€(0.32)	€(1.13)	€(1.14)	€0.23
Dividends declared per share	—	—	—	—	—	—
Amounts in accordance with U.S. GAAP:
Net sales	675.1	510.8	506.0	670.1	635.9	736.8
Operating income (loss)	0.6	0.4	(14.2)	(40.0)	(46.4)	22.7
Operating income (loss) per Ordinary Share	0.01	0.01	(0.26)	(0.73)	(0.85)	0.41
Net income (loss)	(12.3)	(9.3)	(25.7)	(55.7)	(60.0)	14.5
Net income (loss) per Ordinary Share (basic and diluted)	$(0.22)	€(0.17)	€(0.47)	€(1.02)	€(1.09)	€0.26
Weighted average number of Ordinary Shares Outstanding	54,853,045	54,853,045	54,853,045	54,850,643	54,817,086	54,733,796
Balance Sheet Data:
Amounts in accordance with Italian GAAP:
Current assets	$396.2	€298.6	€301.9	€318.5	€364.1	€407.3
Total assets	668.6	503.9	508.6	543.8	617.5	674.7
Current liabilities	143.0	107.8	116.8	136.3	146.0	133.0
Long-term debt	18.0	13.6	5.9	3.3	2.1	2.4
Non-controlling interest	2.8	2.1	1.9	0.8	0.1	0.6
Shareholders’ equity attributable to Natuzzi S.p.A. and Subsidiaries(6)	428.7	323.1	325.0	345.2	411.6	478.9
Net Asset	431.5	325.2	326.9	346.0	411.7	479.5
Amounts in accordance with U.S. GAAP:
Total assets	$674.7	€508.5	€521.1	€560.5	€627.5	€674.9
Shareholders’ equity attributable to Natuzzi S.p.A. and Subsidiaries	$422.3	€318.3	€327.6	€353.3	€408.5	€468.4
Net Asset	$425.1	€320.4	€329.5	€354.1	€408.6	€469.0

1)
Income Statement amounts are converted from euros into U.S. dollars by using the average Federal Reserve Bank of New York euro exchange rate for 2010 of U.S. $1.3216 per 1 euro. Balance Sheet amounts are converted from euros into U.S. dollars using the Federal Reserve Bank of New York Noon Buying Rate of U.S. $1.3269 per 1 euro as of December 31, 2010. Source: Bloomberg (USCFEURO Index).

2)	Sales included under “Other” principally consist of sales of polyurethane foam and leather to third parties and sales of living room accessories.

3)
Other income (expense), net is principally affected by gains and losses, as well as interest income and expenses, resulting from measures adopted by the Group in an effort to reduce its exposure to exchange rate risks. See “Item 5. Operating and Financial Review and Prospects — Results of Operations — 2010 Compared to 2009,” “Item 11. Quantitative and Qualitative Disclosures about Market Risk” and Notes 3, 23 and 24 to the Consolidated Financial Statements included in Item 18 of this annual report.

4)	Other income (expense), net, in 2006 was negatively affected by the provisions for contingent liabilities.

5)
Other income (expense), net in 2008 was negatively affected by the impairment losses of long-lived assets, a one-time employee termination benefit and the provision for contingent liabilities. See Note 23 to the Consolidated Financial Statements included in Item 18 of this annual report.

6)
Share capital as of December 31, 2010, 2009, 2008, 2007 and 2006 amounted to €54.9 million, €54.9 million, €54.9 million, €54.8 million and €54.7 million, respectively. Shareholder’s Equity represents the Total Equity attributable to Natuzzi S.p.A and its subsidiaries.

Exchange Rates
The following table sets forth, for each of the periods indicated, the Federal Reserve Bank of New York Noon Buying Rate for the euro expressed in U.S. dollars per euro.

Year:	Average(1)	At Period End
2006	1.2661	1.3197
2007	1.3797	1.4603
2008	1.4695	1.3919
2009	1.3955	1.4332
2010	1.3216	1.3269

Month ending:	High	Low
31-Dec-10	1.3395	1.3089
31-Jan-11	1.3715	1.2944
28-Feb-11	1.3794	1.3474
31-Mar-11	1.4212	1.3813
30-Apr-11	1.4821	1.4211
31-May-11	1.4875	1.4015

(1)
The average of the Noon Buying Rates for the relevant period, calculated using the average of the Noon Buying Rates on the last business day of each month during the period. Source: Federal Reserve Statistical Release on Foreign Exchange Rates—Historical Rates for Euro Area; Bloomberg (USCFEURO Index)

The effective Noon Buying Rate on June 24, 2011 was U.S. $1.4189 to 1 euro.
Risk Factors
Investing in the Company’s ADSs involves certain risks. You should carefully consider each of the following risks and all of the information included in this annual report.
The Group has a recent history of losses; the Group’s future profitability and financial condition depend on its ability to continue to successfully restructure its operations — The Group reported net losses in 2010 (€11.1 million), 2009 (€ 17.7 million), 2008 (€ 61.9 million) and 2007 (€ 62.6 million), and an operating income of €0.4 million in 2010 after three years of operating losses (€ 10.6 million in 2009, € 35.0 million in 2008 and € 49.1 million in 2007). In addition, the Group’s net sales have declined from € 735.4 million in 2006 to € 518.6 million in 2010.

The Group attributes these negative results to a difficult macroeconomic environment affecting the furniture industry as a whole, and in particular the Group was faced with the following factors in 2010:
•	price competition from low-cost manufacturers;

•	continuing sluggishness of major economies, with particular reference to those in Europe;

•	a sharp increase in shipping costs and raw material; and

•	continuing unfavorable currency conditions.
The Company is currently working on a long-term business plan (“the L-T Plan”) whose main goal is to set forth the operational and financial guidelines for the next few years, along with the corresponding actions to be taken in order to recover market share and profitability at the Group level.
The Group’s future operating and financial performance and business prospects will depend in large part on the successful implementation of the L-T Plan, which will address the financial and economic uncertainties facing the Group as well as the savings and efficiencies to be realized based on the restructuring of the Group’s operations.
If the L-T Plan is not successfully implemented, there could be a material adverse effect on the Group’s financial condition, results of operations and business prospects.
The recent worldwide economic downturn over the past few years has impacted the Group’s business and could continue to significantly impact our operations, sales, earnings and liquidity in the foreseeable future — Economic conditions deteriorated significantly in the United States and worldwide in late 2008 and general economic conditions did not fully recover in 2009. During 2010, the global economy started to show, on the whole, small signs of recovery, although the pace of recovery waned in the last months of 2010, and there were considerable differences in the rate of economic recovery (if any) among regions. In fact, growth in 2010 turned out to be robust in major emerging markets, such as China and India, whereas economic conditions remained sluggish in mature markets, in particular such as those in Europe, which continued to be affected by the sovereign debt crisis of some Eurozone countries, primarily Greece, but also involving Portugal, Ireland and Spain. Prospects for full economic recovery still remain uncertain, especially in the so-called western economies, where private consumption is negatively impacted by a general weakness in the job market, continuing vulnerability in the real-estate sector, high levels of public indebtedness in most developed countries, and a decreasing level of savings among families. Lastly, the recent social and political tensions in the Middle East and Northern Africa have added a further level of uncertainty on the supply-side, and, consequently, on the purchasing power of private consumers.
These persistently negative conditions have resulted in a decline in our sales and earnings over the past few years and could continue to impact our sales and earnings in the future. Sales of residential furniture are impacted by downturns in the general economy primarily due to decreased discretionary spending by consumers. The general level of consumer spending is affected by a number of factors, including, among others, general economic conditions, inflation, and consumer confidence, all of which are generally beyond our control. Consumer purchases of residential furniture decline during periods of economic downturn, when disposable income is lower. The economic downturn also impacts retailers, our primary customers, and may result in the inability of our customers to pay the amounts owed to us. In addition, if our retail customers are unable to sell our products or are unable to access credit, they may experience financial difficulties leading to bankruptcies, liquidations, and other unfavorable events. If any of these events occur, or if unfavorable economic conditions continue to challenge the consumer environment, our future sales, earnings, and liquidity would likely be adversely impacted.

The Group’s operations have benefited in 2010 and in previous years from a temporary work force reduction program that, if not continued, may have an impact on the Group’s future performance — Due to the persistently difficult business environment that has negatively affected the Group’s order flow over the past few years, in October 2010 the Company renewed the agreement with the Italian trade unions pursuant to which it was entitled to benefit from the “Cassa Integrazione Guadagni Straordinaria” (or “CIGS”), an Italian temporary lay-off program, for a one-year period that will expire in October 2011. There is no guarantee that the Group will be able to renew this lay-off program upon the expiration of its one year term and, if such lay-off program is not renewed, the future performance of the Group may be impacted. For more information see “Item 6. Directors, Senior Management and Employees”.
A failure to offer a wide range of products at different price-points could result in a decrease in our future earnings — The Group has been trying for the past few years to widen its price-point offerings in order to attract a wider base of consumers. The potential inability of the Group in achieving this goal may negatively affect the Group’s ability to generate future earnings.
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
Demand for furniture is cyclical and may fall in the future — Historically, the furniture industry has been cyclical, fluctuating with economic cycles, and sensitive to general economic conditions, housing starts, interest rate levels, credit availability and other factors that affect consumer spending habits. Due to the discretionary nature of most furniture purchases and the fact that they often represent a significant expenditure to the average consumer, such purchases may be deferred during times of economic uncertainty such as those being experienced in some of our markets, such as the United States and, particularly, Europe.
In 2010, the Group derived 35.7% of its leather and fabric-upholstered furniture net sales from the Americas, 51.7% from Europe and 12.6% from the rest of the world. A prolonged economic slowdown in the United States and Europe may have a material adverse effect on the Group’s results of operations.

The Group operates principally in a niche area of the furniture market — The Group is a leader in the production of leather-upholstered furniture, with 93.6% of net sales of upholstered furniture in 2010 derived from the sale of leather-upholstered furniture. Consumers have the choice of purchasing upholstered furniture in a wide variety of styles and materials, and consumer preferences may change. There can be no assurance that the current market for leather-upholstered furniture will not decrease.
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
Fluctuations in currency exchange rates have adversely affected and may adversely affect the Group’s results — The Group conducts a substantial part of its business outside of the euro zone. An increase in the value of the euro relative to other currencies used in the countries in which the Group operates will reduce the relative value of the revenues from its operations in those countries, and therefore may adversely affect its operating results or financial position, which are reported in euro. In addition to this risk, the Group is subject to currency exchange rate risk to the extent that its costs are denominated in currencies other than those in which it earns revenues. In 2010, a significant portion of the Group’s net sales, but only approximately 40% of its costs, were denominated in currencies other than the euro. The Group is therefore exposed to the risk that fluctuations in currency exchange rates may adversely affect its results, as has been the case in recent years. For more information, see Item 11, “Quantitative and Qualitative Disclosures about Market Risk.”
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
In 2010, the implementation of the project proceeded according to the original plan. The implementation for production materials purchases and warehouse management took place in Romania and China which are the first countries that have been fully integrated with the new system. Additionally, the implementation of the SAP system in 2010 has involved our Demand Planning process as well. The implementation of the SAP system has involved a change in the management culture of the Company. This new culture is being implemented to create a more productive working environment and to better prepare for the transition to the new technological platform. We continue to proceed with the rollout of the SAP system with the appropriate contingency plans in place in order to avoid future problems.
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

In recent years, the Group has opened manufacturing operations in China, Brazil and Romania and has been granted tax benefits and export incentives by the relevant governmental authorities in those countries. During the course of 2010, part of these tax benefits and export incentives were reduced or expired. There can be no assurance that the Group will continue to be eligible for such tax benefits or export incentives for its current or future investments.
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
Projections and targets included in this annual report are intended to describe our current targets and goals, and not as a prediction of future performance or results. The attainment of such projections and targets is subject to a number of risks and uncertainties described in the paragraph below and elsewhere in this annual report. See “Item 3. Key Information—Risk Factors.”
Forward-looking statements involve inherent risks and uncertainties, as well as other factors that may be beyond our control. The Company cautions readers that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to: effects on the Group from competition with other furniture producers, material changes in consumer demand or preferences, significant economic developments in the Group’s primary markets, significant changes in labor, material and other costs affecting the construction of new plants, significant changes in the costs of principal raw materials, significant exchange rate movements or changes in the Group’s legal and regulatory environment, including developments related to the Italian Government’s investment incentive or similar programs. The Company cautions readers that the foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and events.
Item 4. Information on the Company
Introduction
The Group is primarily engaged in the design, manufacture and marketing of contemporary and traditional leather and fabric-upholstered furniture, principally sofas, loveseats, armchairs, sectional furniture, motion furniture and sofa beds, living room furnishings and accessories.
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

The Group sells its Natuzzi branded furniture principally through franchised Divani & Divani by Natuzzi and Natuzzi furniture stores. As of March 31, 2011, the Group sells its furniture through 111 Divani & Divani by Natuzzi and 178 Natuzzi stores, of which 54 are directly owned by the Group, and through 15 concessions in the United Kingdom. The concessions are store-in-store concept managed directly by a subsidiary of the Company located in the United Kingdom. As of March 31, 2011, there were 358 Natuzzi galleries worldwide (store-in-store concept managed by independent partners).
In the last quarter of 2005 and the beginning of 2006, the Group moved some of the production of its most popular Natuzzi models in the United States under a collection named “Natuzzi Editions” to its manufacturing facilities outside of Italy in order to increase profitability by avoiding increased production costs at its Italian plants due to the weak U.S. dollar. This move included limited models and covers made of leather and microfibers, but did not include any “Total Look” furnishings. The “Natuzzi Edition” collection is mainly distributed through wholesale customers.
In the last quarter of 2009, throughout 2010 and in the first quarter of 2011, based on the success and sales volumes generated by the Natuzzi Editions Collection, the Group decided to promote this collection as a distinct brand under the “Natuzzi Editions” label in the Americas region and under the “Editions” label in Europe and our “Rest of the World” region, with limited numbers of models and covers exclusively for wholesale distribution, thus targeting the medium/medium-low segment of the market. The Group strategically decided to leverage the Natuzzi name in the Americas region, and therefore launched the brand as “Natuzzi Editions” due to its name recognition in the marketplace and in order to assure prior customers of the Group’s continuing strength and presence in that region. In Europe and the Rest of the World, the brand was launched as “Editions” in order to avoid conflicting with the Group’s well-established network of stores and galleries that are already operating under the Natuzzi name.
The “Editions” brand was officially presented in January 2010 during a well-known worldwide trade fair in Koln, Germany, as a new trademark intended for the traditional wholesale market. Both the “Natuzzi Editions” and the “Editions” collections are targeted specifically to large customers and should help the Group to recover market share. They both offer a very targeted collection of products, with a high level of attention to the achievement of an excellent service at competitive prices.
Since 2007, the Group has refreshed and updated the image of its Italsofa brand and operates a total of 28 Italsofa stores (two of which are directly owned by the Group) as of March 31, 2011, with the objective of positioning Italsofa as a higher market alternative to very low-cost Chinese competitors. By March 31, 2011, the Group has also opened 22 stores in Europe and Asia. In 2011, the Group intends to continue developing the Italsofa retail channel in Europe and the Middle East. In addition, the Group has decided to allocate marketing investments for both communications and for the Italsofa display system to support this new retail channel.
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

The Company’s principal executive offices are located at Via Iazzitiello 47, 70029 Santeramo, Italy, which is approximately 25 miles from Bari, in Southern Italy. The Company’s telephone number is: +39 080 882-0111. The Company’s general sales agent subsidiary in the United States is Natuzzi Americas, Inc. (“Natuzzi Americas”), located at 130 West Commerce Avenue, High Point, North Carolina 27260. Natuzzi Americas telephone number is: +1 336 887-8300.
Organizational Structure
Natuzzi S.p.A. is the parent company of the Natuzzi Group. As of April 30, 2011, the Company’s principal operating subsidiaries were:

	Percentage of
Name	ownership	Registered office	Activity

Italsofa Nordeste S/A	100.00	Salvador de Bahia, Brazil	(1)
Italsofa Shanghai Ltd	96.50	Shanghai, China	(1)
Softaly Shanghai Ltd	100.00	Shanghai, China	(1)
Natuzzi China Ltd	100.00	Shanghai, China	(1)
Italsofa Romania	100.00	Baia Mare, Romania	(1)
Natco S.p.A.	99.99	Santeramo in Colle, Italy	(2)
I.M.P.E. S.p.A.	90.84	Santeramo in Colle, Italy	(3)
Nacon S.p.A.	100.00	Santeramo in Colle, Italy	(4)
Lagene S.r.l.	100.00	Santeramo in Colle, Italy	(4)
Natuzzi Americas Inc.	100.00	High Point, NC, USA	(4)
Natuzzi Iberica S.A.	100.00	Madrid, Spain	(4)
Natuzzi Switzerland AG	100.00	Dietikon, Switzerland	(4)
Natuzzi Nordic	100.00	Copenhagen, Denmark	(4)
Natuzzi Benelux S.A.	100.00	Hereentals, Belgium	(4)
Natuzzi Germany Gmbh	100.00	Köln, Germany	(4)
Natuzzi Sweden AB	100.00	Stockholm, Sweden	(4)
Natuzzi Japan KK	100.00	Tokyo, Japan	(4)
Natuzzi Services Limited	100.00	London, UK	(4)
Natuzzi Trading Shanghai Ltd	100.00	Shanghai, China	(4)
Natuzzi Oceania PTI Ltd	100,00	Sidney, Australia	(4)
Natuzzi Russia OOO	100,00	Moscow, Russia	(4)
Italholding S.r.l.	100.00	Bari, Italy	(5)
Natuzzi Netherlands Holding	100.00	Amsterdam, Holland	(5)
Natuzzi Trade Service S.r.l.	100.00	Santeramo in Colle, Italy	(6)
La Galleria Limited	100.00	London, UK	(7)
Natuzzi United Kingdom Limited	100.00	London, UK	(7)
Kingdom of Leather Limited	100.00	London, UK	(7)

(1)	Manufacture and distribution

(2)	Intragroup leather dyeing and finishing

(3)	Production and distribution of polyurethane foam

(4)	Services and Distribution

(5)	Investment holding

(6)	Transportation services

(7)	Dormant
See Note 1 to the Consolidated Financial Statements included in Item 18 of this annual report for further information on the Company’s subsidiaries.

Strategy
The negative performance of the Group in 2010 and in recent years has largely been the result of several challenges specific to the furniture industry and prevalent in the economy at large. For instance, the discretionary spending of consumers on furnished goods has been negatively impacted by the persistent effects of the global economic downturn, largely as a result of lower home values, high levels of unemployment and personal debt, and reduced access to consumer credit.
In an effort to address these challenges and to restore the positive performance of the Group, the Board of Directors in February 2010 approved the 2010 Budget, which took into account the prevailing financial and economic uncertainty. This budget replaced the previous three-year Business Plan for 2009-2011 approved by the Board in October 2008 since the economic downturn persisted and the Group’s actual results ended up being lower than the targets contemplated by the three-year plan.
As mentioned above, the Group is currently working on a long-term business plan (L-T Plan), which will set forth the macro targets of turnover and profitability of the Group over the next few years. This L-T Plan will mainly focus on the recovery of sales in major markets (namely, North America and Europe), as well as the development of fast growing markets such as China, Brazil and India. If the Group is unable to fully implement the strategies that will be contained in the L-T Plan or if such strategies do not achieve their intended effects, the Group may continue to suffer losses. See “Item 3. Key Information—Risk Factors” for discussions of the risks and uncertainties that may impact the Group’s results and plans.
In order to accomplish its primary objectives, the L-T Plan will employ a growth strategy based on:
1.	increasing competitiveness;
2.	improving service to clients;
3.	improving product quality;
4.	striving for innovation;
5.	the development of the new B2B trademark “Edition”, launched in 2010;
6.	introduction of a specific “Key-Account” program that should help the Group recover market share among large customers in historical markets such as North America and, in particular, Europe;
7.	creating more efficiency in the manufacturing and procurement process by revising product cost structures and focusing more on the R&D and engineering process;
8.	eliminating waste and redundancies in Group processes, with a focus on increasing integration within the Group by completing the SAP rollout; and
9.	a new commercial organization with focus on differentiation by brands, regions and distribution channels.

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
1) The Natuzzi brand offers high-end, high-quality products, with detailed designs and customized materials and finishes. The Group aims to position this brand as one that helps consumers rediscover the home as a welcoming place, a place of happiness and well-being. The Group also wants to establish an “inspirational” image for this brand through the style and quality of its products, and the concepts and presentation in its stores. Finally, the Group seeks to broaden this brand’s market by bringing consumers in various countries around the world product collections filled with beautiful, Italian-style living room design. Products under this brand are distributed through the Group’s stores, galleries, and qualified free market (multi-brand) retailers that carry high-end products.
From the identification of consumer preferences and market trends to the delivery of the living room in the consumer’s home, Natuzzi directly controls the production and distribution value chain, with the aim of ensuring ultimate quality at competitive prices. All models are designed in the Group’s Style Center in Italy and are primarily manufactured at the Group’s Italian factories.
2) The Italsofa brand targets the medium-to-medium low segment of the market. The Group aims to position this brand offering Italian style products at the best value. The brand includes a wide range of sofas and armchairs in leather, fabric and microfiber, which are available in different versions, coverings and colors. Products are designed and engineered in Italy and mainly manufactured at the Group’s factories outside Italy, to provide the best possible value in the market. Products under this brand are mainly distributed through the wholesale channel in addition to single-brand stores and galleries.
3) The Natuzzi Editions/Editions Brand is a new brand, for the North American and European markets, respectively, that aims to generate the volumes necessary to sustain the Group’s production sites around the world. The Natuzzi Editions/Editions collection of sofas and armchairs are tailored to suit every taste and every style and the collection is developed solely for wholesale distribution. The Group is positioning this brand in the medium to medium-low segment of the market and it contains a wide range of models and functionality, from stationary to sectionals, from motions to leather recliners and sofabeds, from traditional to transitional, and from casual to modern. For Europe and the Rest of the World, the Group offers a selection of unique models specifically tailored and designed for the enthusiasts of Italian made products. Like our other brands, all of the Natuzzi Editions/Editions models are designed and engineered in Italy.
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
Improvement of the Group’s Retail Program and Brand Development — The Group has made significant investments to improve its existing distribution network and strengthen its brand, primarily through an increase in the number of Natuzzi stores and Natuzzi galleries worldwide. See “Item 4. Information on the Company—Markets.”
As of March 31, 2011, the Group sells its furniture through 111 Divani & Divani by Natuzzi and 178 Natuzzi stores, of which 54 are directly owned by the Group, and through 15 concessions in the United Kingdom. The concessions are store-in-store concept managed directly by a subsidiary of the Company located in the United Kingdom. As of March 31, 2011, there were 358 Natuzzi galleries worldwide (store-in-store concept managed by independent partners).
In the prior year, the Group was finally able to penetrate the Indian market, through the opening of premium location store in New Delhi together with a second opening in Hyderabad, and more store openings set for the rest of 2011. Milestones in 2010 Retail Development have included the opening of new stores in Moscow and Cairo. Strategic openings also took place in the beginning of 2011, with specific reference to the new store in London (located on Tottenham Court Road, “the” furniture street in London) as well as in Guadalajara, Mexico.
In 2010 the Group also organized the annual Retail Congress in Italy, inviting all of its worldwide partners to visit the Group’s headquarters for product selection and collection renewal, and to participate in strategy sessions aimed at developing marketing and advertising plans for the upcoming year.
The future Retail Development will be focused on expansion through partners. The willingness to support all of our partners and our joint efforts in continuously looking for new retail solutions aimed at increasing the profitability of our stores are clearly visible at the Group’s headquarters, where three new showrooms have been built (one for each Brand) in order to properly test the effectiveness of the Group’s “retail concept” as well as to host all of the visitors during the Congress in an energizing setting.
The expansion of products that the Group offers for the high-end segment has required an adjustment to the presentation of such products at their points of sale. The Natuzzi product offering is increasingly oriented towards the concept of “total living”. Therefore, single-brand Natuzzi points of sale have been recently refurnished in order to recreate a complete living room environment, including the use of interior decorations.
Product Diversification and Innovation — The Group believes that it is the Italian manufacturing company in the designer furniture and home decoration industry most capable of offering consumers carefully developed, coordinated living rooms at competitive prices through its “Total Look” offer. The Total Look offer is conceived in accordance with the latest trends in design, materials and colors, and includes high quality sofas, furnishings and accessories, all of which are developed in-house and presented in harmonic and personalized solutions. The Group has taken a number of steps to broaden its product lines, including the development of new models, such as modular and motion frames, and the introduction of new materials and colors, including exclusive fabrics and microfibers. See “Item 4. Information on the Company—Product Development” In order to add to its already vast offerings in upholstered furniture, the Group has begun to invest in its furnishings and accessories offerings.

Beginning in 2006, the Group has further widened its collection of accessories by introducing wall units, dining tables and chairs, in order to complete its living room environment offering. The Group believes that expanding its Total Look offerings will strengthen its relationships with the world’s leading distribution chains, which are interested in offering branded packages. The Group has invested in Natuzzi Style Center in Santeramo in Colle, Italy, to serve as a creative hub for the Group’s design activities.
Manufacturing
Our manufacturing facilities are located in Italy, China, Romania and Brazil.
As of March 31, 2011, the Group operated six production facilities in Italy and three warehouses (one for leather, one for finished goods and one for accessories). Four of the facilities are engaged in upholstery cutting and sewing and assembly of finished and semi-finished products, and employed (net of those workers temporarily laid-off), as of the same date, 2,618 workers, 37% of whom are not directly involved in production. Seven of these nine facilities are located either in, or within a 25-mile radius of, Santeramo, where the Group’s headquarters are located. Assembly operations at the Group’s production facilities also include leather cutting and sewing and attaching foam and covering to frames.
These operations retain many characteristics of production by hand and are coordinated at the production facilities through the use of a management information system that identifies by number (by means of a bar-code system) each component of every piece of furniture and facilitates its automatic transit through the different production phases up to the storehouse.
In July 2006, the Group initiated an industrial restructuring program to improve the flow of production logistics and simplify job assignments in order to increase productivity while improving product quality.
In June 2010, the Group initiated a “Lean Production” process review that is aimed at improving product quality while regaining competitiveness. In December 2010, new prototypes of the more efficient product line have been created. The industrialization of the prototyped product lines is still in progress.
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
One of the Group’s production facilities, which is located near Naples and employed 55 workers as of March 31, 2011, is engaged in the production of flexible polyurethane foam and, because the facility’s production capacity is in excess of the Group’s needs, also sells foam to third parties.
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
The Group manufactures the Italsofa and Editions Collection mainly outside Italy. If orders exceed production capacity at the foreign plants, Italsofa products and Editions products are also manufactured in the Company’s Italian plants.
The Group owns the land and buildings for its principal assembly facilities located in Santeramo in Colle, Matera, its leather dyeing and finishing facility located near Udine, its foam-production facility located near Naples, and its facilities located in Ginosa, Laterza, Brazil, Romania.
The Chinese plant owned by the Group was subject to an expropriation process by local Chinese authorities since the plant is located on land that is intended for public utilities.
Negotiations involving the expropriation process began in 2009 and have now been concluded. The agreement setting forth the payment of compensation for the expropriated plant was signed with Chinese authorities on January 26, 2011. As compensation for this expropriation, the parties agreed upon a total indemnity of Chinese Yuan 420 million, which is equivalent to approximately €46 million based on the Yuan-euro exchange rate as of June 24, 2011. The Company has collected the full amount of the indemnity payment from the local Chinese authorities.
The Group has identified another area that would compensate for the production capacity reduction caused by the expropriation. The new production plant of 88,000 square meters was made ready in January 2011. The relocation process began in February 2011 and was completed, as planned, by the end of May 2011, after moving equipment and machinery to the new plant. The relocation has produced an approximately 20% manpower turn-over because of the distance of the new plant compared to the old one (around 35 kilometers). Management has already reabsorbed the turn-over effect by hiring new manpower by the end of April 2011.

Furthermore, in order to minimize the imbalances on production capacity caused by the relocation, a new plant of 15,000 square meters was leased, starting in July 2010. This smaller plant is located 1 kilometer from the new production plant of 88,000 square meters and focuses on sofa sewing and assembly processes.
The Group owns two plants in Brazil that have been used for the production of furnishings for the Americas region. Due to the appreciation over the past few years of the local currency versus the U.S. dollar in particular, which has reduced the competitiveness of these two plants, the Group decided to temporarily close one plant and reduce the production capacity of the other, down to a level that remains sufficient to serve only the Brazilian market.
However, after frequent interactions between the Group and top local retailers in the past few years, as well as in light of the high level of fragmentation of the Brazilian market that contains mostly small producers with low levels of know-how, the Group believes that the Latin American region currently represents a very good opportunity for the development of additional business.
Therefore, it is the Group’s intention to continue investing in the Latin American market, with a particular focus on Brazil, by better organizing operating, sales and marketing activities as well as developing the current distribution channel of Italsofa and Natuzzi points of sales.
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
Starting in July 2010, the Company ceased all supplying relationships with sub-contractors near Santeramo in Colle and internalized their portion of production with the aim of better ensuring high quality standards and customer service.
Raw Materials — The principal raw materials used in the manufacture of the Group’s products are cattle hides, polyurethane foam, polyester fiber, wood and wood products.
The Group purchases hides from slaughterhouses and tanneries located mainly in Italy, Brazil, Germany, Colombia and South America, Scandinavian countries, and Eastern Europe. The hides purchased by the Group are divided into several categories, with hides in the lowest categories being purchased mainly in Brazil. The hides in the middle categories are purchased mainly in Italy and certain other parts of Europe and hides in the highest categories are purchased in Germany and Scandinavian countries. A significant number of hides in the lowest categories are purchased at the “wet blue” stage — i.e., after tanning — while some hides purchased in the middle and highest categories are unprocessed. The Group has implemented a leather purchasing policy according to which a percentage of leather is purchased at a finished or semi-finished stage. Therefore, the Group has had a smaller inventory of “split leather” to sell to third parties. Approximately 80% of the Group’s hides are purchased from 10 suppliers, with whom the Group enjoys long-term and stable relationships. Hides are generally purchased from the suppliers pursuant to orders given every one to two months specifying the number of hides, the purchase price and the delivery date.

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
During the first quarter of 2010, the prices for hides had been increasing since the final quarter of 2009. In the second and third quarters of 2010, the prices for hides remained substantially stable. Due to the volatile nature of the hides market, there can be no assurances that any current trend of stabilized prices will continue. See “Item 3. Key Information—Risk Factors—The price of the Group’s principal raw material is difficult to predict.”
The Group also purchases fabrics and microfibers for use in coverings. Both kinds of coverings are divided into several price categories: most fabrics are in the highest price categories, while the most inexpensive of some microfibers are in the lowest price categories. Fabrics are purchased exclusively in Italy from about a dozen suppliers which provide the product at the finished stage. Microfibers are purchased in Italy, South Korea, Taiwan through some suppliers who provide them at the finished stage. Microfibers purchased from the Group’s Italian supplier are in some cases imported by the supplier at the greige or semi-finished stage and then finished (dyed and bonded) in Italy. Fabrics and microfibers are generally purchased from the suppliers pursuant to orders given every week specifying the quantity (in linear meters) and the delivery date. The price is determined before the fabrics or microfiber is introduced into the collection.
Fabrics and microfibers purchased from the Italian suppliers are delivered directly by the suppliers to the Group’s facility in Laterza, while those purchased outside of Italy are delivered to an Italian port and then sent to the Laterza facility. Microfibers and fabrics included into Italsofa and Editions are delivered directly by the suppliers to Chinese, Romanian and Brazilian ports and then sent to the Group’s Shanghai, Baia Mare and Salvador de Bahia facilities. The Group is able to purchase such products at reasonable prices as a result of the volume of its orders. The Group continuously searches for alternative supply sources in order to obtain the best product at the best price.
Price performance of fabrics is quite different from that of microfibers. Because fabrics are purchased exclusively in Italy and are composed of natural fibers, their prices are influenced by the cost of labor and the quality of the product. During the beginning of 2010, fabric prices were stable, but beginning in the second half of 2010, the market prices for fabrics and microfibers were influenced by the strong rising trend of raw materials. Some of these raw materials (like cotton) rose to historically high price levels. The price of microfibers is mainly influenced by the international availability of high-quality products and raw materials at low costs, especially from Asian markets.
The Group obtains the chemicals required for the production of polyurethane foam from major chemical companies located in Europe (including Germany, Italy and the United Kingdom) and the polyester fiber filling for its polyester fiber-filled cushions from several suppliers located mainly in Korea, China, Taiwan and India. The chemical components of polyurethane foam are petroleum-based commodities, and the prices for such components are therefore subject to, among other things, fluctuations in the price of crude oil, which has increased in the last past few months. The Group obtains wood and wood products for its wooden frames from suppliers in Italy and Eastern Europe. Through its plant located in Romania, the Group has begun engaging directly in the cutting and transportation of wood from Romanian forests.

With regard to the Group’s collection of home furnishing accessories (tables, lamps, carpets, home accessories in different materials), most of the suppliers are located in Italy and other European countries, while some hand-made products (such as carpets) are made in India.
Supply-Chain Management
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
Transportation — The Group delivers goods to customers by common carriers. Those goods destined for the Americas and other markets outside Europe are transported by sea in 40’ high cube containers, while those produced for the European market are generally delivered by truck and, in some cases, by railway. In 2010, the Group shipped 9,036 containers to overseas countries and approximately 5,350 full load mega-trailer trucks to European destinations. To improve service levels, a method of Supplier Vendor Rating is under development to measure performance of carriers and distributors providing direct service. This rating system has first been extended to transport by land, and, later, also to the transport by sea.
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
The Group’s wide range of products includes a comprehensive collection of sofas and armchairs with particular styles, coverings and functions, with more than two million combinations. The Group’s offering is divided into three different brands and collections that satisfy different market needs:
a) Natuzzi Collection: an inspirational, high-end brand, vigorously promoted worldwide as “Made in Italy”;
b) Italsofa Collection: a brand that aspires to provide customers with tasteful designs at affordable prices; and
c) Editions/Natuzzi Editions Collection: a trademark that aims to generate volumes necessary to regain market share.
The Natuzzi Collection, positioned in the medium-high market, focuses on making Italian quality and style accessible through coordinated and innovative living rooms. This collection stands out for high quality in the choice of materials and finishes, as well as the creativity and details of its designs. As of March 31, 2011, this line of products offered 134 models, including a collection designed by Paola Navone and nine models exclusively available only for Italian market. Regarding the range of coverings offered, the Natuzzi Retail collection has 15 leather articles in 81 colors and 24 fabric articles in 85 colors. In 2010, a new wall unit furniture was introduced to the Natuzzi Collection with vibrant and fresh colors, available in both opaque and shiny lacquer. The market seemed to welcome the new products and thus older furnishings were completely renewed worldwide. The collection also includes a selection of additional furniture (wall units, tables, lamps, carpets), accessories (pots and candles), furniture for the dining room (tables, chairs, lamps) to offer complete furniture with the aim enabling the Group to become a real “Lifestyle Company.”

The Italsofa Collection, which is characterized by a young and vibrant style, in 2010 had a complete style makeover to differentiate it from Chinese competitors and the collection was divided into two macro groups: Retail and Wholesale. The Brand launched a transformation of Italsofa from a wholesale to a retail brand and thus introduced affordable design products. As of March 31, 2011, this Italsofa Collection consisted of 27 models in the Wholesale collection, including exclusive models to key accounts, and 41 models in the Retail collection. In the coming months, models catalogued as Wholesale will be re-classified as Editions/Natuzzi Editions. Regarding the range of coverings offered, Italsofa Retail collection has 3 leather articles in 23 colors and 9 fabric articles in 34 colors.
The Natuzzi Editions/Editions collection, as of March 31, 2011, consisted of 138 models including eight models developed exclusively for key accounts. The increase in the number of models in this collection is mainly due to the introduction of this collection in the European and Asian markets, which resulted in the addition of more modern styles to the product portfolio. Regarding the range of coverings offered in the collection, Natuzzi Editions/Editions offers 13 articles in leather available in 65 colors and two articles in fabric with 9 colors.
The Group’s overall sales are also partly the result of unbranded production, developed on the basis of specific provision agreements for important key accounts and mass-dealer clients like IKEA and Macy’s.
Innovation remains a strategic activity for the Group. Product Development efforts in 2010 continued to focus on the design of new products, particularly the study of better furniture coverings, and also on improvement of the manufacturing process, with the goal of adapting to the preferences of our target consumers. See also “Item 4. Information on the Company—Manufacturing.”. In 2010, with the aim of focusing on material innovation, Natuzzi signed an agreement with Material Connexion (an international consulting company) in order to develop a personalized program for researching advanced, sustainable new materials, which are contained in a library located in the Style Center.
More than 150 highly-qualified people work in these activities, and typically about 70 new sofa models are generally introduced each year. The Group conducts its research and development efforts and activities from its headquarters in Santeramo in Colle, Italy in accordance with stringent quality standards and has earned the ISO 9001 certification for quality and the ISO 14001 certification for its low environmental impact. The ISO 14001 certification also applies to the Company’s tannery subsidiary, Natco S.p.A. The Group’s plant in Laterza and the Santeramo headquarters have also received an ISO 9001 certification for their roles in the design and production of furnishings and accessories.
Research and development expenses were € 7.0 million in 2010.
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
Retail Development
The team belonging to the Retail Department continues to work on providing all of the useful sales tools to the market, with specific reference to all of the manuals and guidelines to be followed when it comes to managing a store and/or a gallery (Store Operations Manual, Visual Merchandising Manual, etc.) as well as all of the missing tools that are designed to enhance the performance of the store (for more information, see “Item 4. Information on the Company — Strategy”).
Markets
The Group markets its products internationally as well as in Italy. Outside Italy, the Group sells its leather furniture principally on a wholesale basis to major retailers and furniture stores. In 1990, the Group began selling its leather-upholstered products in Italy and abroad through franchised Divani & Divani by Natuzzi and Natuzzi furniture stores. Since 2001, the Group has also sold its furniture through directly owned Natuzzi stores and Divani & Divani by Natuzzi stores. Starting from the second half of 2007, the Group has sold its promotional line in China through Italsofa stores, of which there were 14 as of the end of March 2011.
The following tables show the leather and fabric-upholstered furniture net sales and number of seats sold of the Group broken down by geographic market for each of the years indicated:
1) Leather and Fabric Upholstered Furniture, Net Sales (in millions of euro)

	2010		2009		2008
Americas(1)	164.2	35.7%	139.8	31.0%	208.6	35.5%
Natuzzi brand	15.5	3.4%	15.3	3.4%	19.4	3.3%
Other (2)	148.7	32.3%	124.5	27.6%	189.1	32.2%

Europe	238.1	51.7%	263.7	58.5%	323.7	55.1%
Natuzzi brand	145.0	31.5%	159.9	35.5%	196.9	33.5%
Other (2)	93.1	20.2%	103.8	23.0%	126.8	21.6%

Rest of the world	58.2	12.6%	47.0	10.4%	55.5	9.4%
Natuzzi brand	31.6	6.8%	27.8	6.2%	32.8	5.6%
Other (2)	26.6	5.8%	19.2	4.3%	22.6	3.9%

Total	460.5	100.0%	450.6	100.0%	587.8	100.0%

(1)	Outside the United States, the Group also sells its products to customers in Canada and Central and South America (collectively, the “Americas”).

(2)
Starting in 2010, the “Other” item includes net sales from the “Natuzzi Editions/Editions” and “Italsofa” brands, as well as the “Unbranded” products. Therefore, net sales for the years 2008 and 2009 have been classified accordingly.

2) Leather and Fabric Upholstered Furniture, Net Sales (in seats) (3)

	2010		2009		2008
Americas(1)	886,471	45.4%	785,156	40.8%	1,272,560	46.7%
Natuzzi brand	40,112	2.1%	43,520	2.3%	69,352	2.5%
Other (2)	846,359	43.3%	741,636	38.6%	1,203,207	44.2%

Europe	847,451	43.4%	943,103	49.0%	1,211,939	44.5%
Natuzzi brand	370,626	19.0%	414,876	21.6%	529,012	17.9%
Other (2)	476,826	24.4%	528,227	27.5%	682,927	26.6%

Rest of the world	220,670	11.3%	194,961	10.1%	237,809	8.7%
Natuzzi brand	73,050	3.7%	70,855	3.7%	90,430	3.3%
Other (2)	147,620	7.6%	124,106	6.5%	147,379	5.4%

Total	1,954,592	100.0%	1,923,220	100.0%	2,722,307	100.0%

(1)	Outside the United States, the Group also sells its products to customers in Canada and Central and South America (collectively, the “Americas”).

(2)
Starting in 2010, the “Other” item includes unit data from the “Natuzzi Editions/Editions” and “Italsofa” brands, as well as the “Unbranded” products. Therefore, the number of units sold for the years 2008 and 2009 have been classified accordingly.

(3)	Includes seats produced at Group-owned facilities and, until June 2010, also by subcontractors. Seats are a unit measurement. A sofa consists of three seats; an armchair of one.
1. United States and the Americas.
In 2010, net sales of leather and fabric-upholstered furniture in the United States and the Americas were € 164.2 million, up 17.4% from € 139.8 million reported in 2009, and the number of seats sold increased by 12.9%, from 785,156 in 2009 to 886,471 in 2010.
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
The Group’s sales in the United States and Canada were handled by Natuzzi Americas until June 30, 2010. Starting on July 1, 2010, as a part of general reorganization of the Group’s commercial activities, world-wide third-party sales have been handled by the parent company, Natuzzi S.p.A. Natuzzi Americas still maintains offices in High Point, North Carolina, the heart of the most important furniture manufacturing and distribution region in the United States, and provides to Natuzzi S.p.A with agency services. The staff at High Point provides customer service, trademarks and products promotions, credit collection assistance, and generally acts as the customers contact for the Group. As of March 31, 2011, the High Point operation had 66 employees, 31 independent sales representatives and eight sub-representatives for the United States and Canada. They are regionally supervised by four Vice Presidents.
As mentioned above, beginning on July 1, 2010, the invoicing for the Group’s Latin American operations has been managed by the parent company, Natuzzi S.p.A. A new local representative office is now operating in Sao Paolo, Brazil, and takes care of trademarks and products promotion activities for all markets south of the US-Mexico border. As of March 31, 2011, the Natuzzi Latin American representative office in Brazil had eight sales representatives.

A directly owned store operates in New York City under the brand Natuzzi. In addition to this store, as of March 31, 2011, there are six Natuzzi single-brand stores operating in the Americas that are owned by local dealers (one in each of the US, Venezuela, Panama and three in Mexico). The launch of a Natuzzi brand store in Brazil is planned for 2012.
2. Europe.
During 2010, the Group continued to consolidate its position in Europe by investing in stores and galleries. Net sales of leather and fabric-upholstered furniture in Europe (including Italy) decreased by 9.7% in 2010 to € 238.1 million (down from € 263.7 million in 2009), with the number of seats sold decreasing by 10.1%, from 943,103 in 2009 to 847,451 in 2010.
2a) Italy. Since 1990, the Group has sold its upholstered products within Italy principally through the Divani & Divani franchised network of furniture stores (now Divani & Divani by Natuzzi). As of March 31, 2011, there were 98 Divani & Divani by Natuzzi stores and one Natuzzi store located in Italy. The Group directly owns 20 of these stores, as well as the store operating under the Natuzzi name.
2b) Outside Italy. The Group expands into the European markets mainly through single-brand stores (local dealers, franchisees or directly operated stores). As of March 31, 2011, 115 single-brand stores were operating in Europe: under the Divani & Divani by Natuzzi franchise brand 11 were located in Portugal, and two in Greece; two Italsofa stores (Spain and Montenegro); and the remaining 102 under the Natuzzi name (25 in France, 21 in Spain, 11 in Holland, eight in the United Kingdom, seven in Russia, five in Switzerland, three in the Czech Republic, three in Poland, two in Malta, two in Cyprus, two in Ukraine, two in Slovenia, two in Croatia, one each in Germany, Romania, Latvia, Belgium, Denmark, Hungary, Serbia, Bosnia-Herzegovina, and Estonia). Of these stores, 32 were directly owned by the Group as of March 31, 2011 and all were operated under the Natuzzi name: 21 in Spain (of which two are outlets), five in Switzerland, five in the United Kingdom, and one in Denmark. Apart from the Natuzzi stores, the Group also operates 15 concessions in the United Kingdom.
Given the size of the Russian market and its strategic relevance to the Group’s future growth, a local representative office was opened in Moscow in February, 2010 with the aim of managing sales, marketing and customer service for Russia and Ukraine, and to supervise the opening of new single-brand stores in the Russian market.
3. Rest of the World.
3a) Middle East & Africa. In 2010, net sales of leather and fabric-upholstered furniture in the Middle East & Africa increased 31.2% to € 15.1 million (from € 11.5 million in 2009), and the number of seats sold increased by 31.6%, from 44.385 in 2009 to 58,416 in 2010.

The tables below summarize the Group’s yearly turnover (in thousands of euro) and the relative percentage of total upholstery net sales for 2009 and 2010 with particular reference to turnover generated in countries currently subject to sanctions by the Office of Foreign Assets Control of the United States Department of the Treasury.

	2009
	Natuzzi brand		Other *		Total 2009
Country	Net Sales	%	Net Sales	%	Net Sales	%
IRAN	€123.3	0.06%	€62.6	0.03%	€185.9	0.04%
SUDAN	€0.0	0.00%	€0.0	0.00%	€0.0	0.00%
SYRIA	€23.8	0.01%	€30.1	0.01%	€53.9	0.01%
All Other Countries	€202,907.4	99.93%	€247,409.0	99.96%	€450,316.4	99.95%

Total upholstery net Sales	€203,054.5	100.00%	€247,501.7	100.00%	€450,556.2	100.00%

	2010
	Natuzzi brand		Other *		Total 2010
Country	Net Sales	%	Net Sales	%	Net Sales	%
IRAN	€56.6	0.03%	€183.5	0.07%	€240.1	0.05%
SUDAN	€0.0	0.00%	€0.0	0.00%	€0.0	0.00%
SYRIA	€57.6	0.03%	€63.7	0.02%	€121.3	0.03%
All Other Countries	€192,031.8	99.94%	€268,136.3	99.91%	€460,168.2	99.92%

Total upholstery net Sales	€192,146.0	100.00%	€268,383.5	100.00%	€460,529.6	100.00%

*	Including “Italsofa” and “Natuzzi Editions/Editions” brands, as well as “Unbranded” products.
Considering that the combined sales for Iran and Syria have never exceeded one-tenth of one-percent of Natuzzi total upholstery net sales in any of the two last years (or, indeed, at any point in the Group’s history), Natuzzi does not believe that its activities in and contacts with Iran and Syria constitute a material part of its operations. No turnover has ever been generated in Sudan. If Natuzzi’s activities or sales in Iran and Syria were to change materially from their current de minimis levels, the Company will evaluate such changes and, in any event, continue to comply with its disclosure obligations under the federal securities laws of the United States.
Furthermore, the Group does not believe that a reasonable investor would consider Natuzzi’s interests and activities in Iran or Syria to be a material investment risk, either from an economic, financial or reputational point of view, given their extremely limited extent and nature.
The Group has not had, nor has any plans to have, any commercial contacts with the governments of Iran or Syria, or with entities controlled by such governments. To the best of Natuzzi’s knowledge, the Group is in business with independent Iranian and Syrian dealers that are not controlled by, owned or otherwise related to the governments of Iran or Syria.
As of March 31, 2011, the Group had a total of 16 Natuzzi stores in the Middle East & Africa: four in Israel, three each in Saudi Arabia and Turkey, two in the United Arab Emirates, and one each in Egypt, Kuwait, Lebanon and Qatar.

In addition, six single-brand stores were operating under the brand Italsofa in Israel and one in the United Arab Emirates.
3b) Asia-Oceania. In 2010, net sales of leather and fabric-upholstered furniture in the Asia-Oceania region increased 21.3% to € 43.1 million (up from € 35.5 million in 2009), and the number of seats sold increased 7.8%, from 150,576 in 2009 to 162,255 in 2010.
Natuzzi Trading (Shanghai) Co., Ltd. acts as a regional office and manages the commercial part of the business throughout the region. Furthermore, the Group also controls a subsidiary in Japan and an agency in South Korea. All of these offices report to the regional office in Shanghai. The general strategy for the Natuzzi brand is to further expand the store network throughout the region, with a strong emphasis on the Chinese market.
As of March 31, 2011, 51 single-brand Natuzzi stores were operating in the Asia-Oceania market: 25 in China, 14 in Australia, four in Taiwan, two in Singapore, and one each in the Philippines, New Zealand, Thailand, Malaysia, South Korea and Indonesia. The Group also maintains 16 galleries in the Asia-Oceania region with locations in Japan, New Zealand, Thailand and Indonesia, including a gallery presence in Australia, specifically at 7 David Jones department stores.
In 2007, the Group launched an initiative to redefine the image of its Italsofa brand, with the objective of positioning Italsofa within a higher market segment in contrast to low-cost Chinese competitors. As of March 31, 2011, there were 14 Italsofa single-branded stores in China. The Group is currently planning to further expand its presence in China, specifically with single-brand stores located in medium-sized cities across the country.
India. The Group is focusing its efforts and seeking to further invest in the Indian market. A local representative office was opened in New Delhi in the beginning of 2010 to manage sales, marketing and customer service and supervise the Natuzzi stores and Italsofa retail roll out in the Indian market. As of March 31, 2011, the Group operates one Natuzzi store in New Delhi.
Expansion into New Markets — The Group first targeted the United States market in 1983 and subsequently began diversifying its geographic markets, particularly in the highly fragmented European markets (outside of Italy). Although the Group is currently a leader in the leather-upholstered furniture segment in the United States and in Europe, it is now focusing its attention on the development of new foreign markets, like Latin America, China and India (Sources: CSIL, “Upholstered Furniture: World Market Outlook 2011”, August 2010”). The Group intends to continue to consolidate its growth in these markets.
Customer Credit Management — The Group maintains an active credit management program. The Group evaluates the creditworthiness of its customers on a case-by-case basis according to each customer’s credit history and information available to the Group. Throughout the world, the Group utilizes “open terms” in 84% of its sales and obtains credit insurance for almost 90% of this amount; 7% of the Group’s sales are commonly made to customers on a “cash against documents” and “cash on delivery” basis; and lastly, 9% of the Group’s sales are supported by a “letter of credit” or “payment in advance.”
Incentive Programs and Tax Benefits
Historically, the Group derived benefits from the Italian Government’s investment incentive program for under-industrialized regions in Southern Italy, which includes the area that serves as the center of the Group’s operations. The investment incentive program provided tax benefits, capital grants and subsidized loans. In particular, a substantial portion of the Group’s earnings before taxes and non -controlling interests from 1994 to 2003 was derived from Group companies to some extent from such tax exemptions. These tax exemptions expired between 1996 and 2003. The last tax exemption was related to the subsidiary “Style & Comfort S.r.l.” and expired on December 27, 2003.

In December 1996, the Company and the “Contract Planning Service” of the Italian Ministry of Industrial Activities signed a “Program Agreement” with respect to the “Natuzzi 2000 project.” In connection with this project, the Group prepared a multi-faceted program of industrial investments for the increase of the production capacity of leather and fabric upholstered furniture in the area close to its headquarters in Italy. According to this “Program Agreement”, the Company should have made investments for € 295.2 million and at the same time the Italian government should have contributed in the form of capital grants for € 145.5 million. In 1997, the Company received, under the aforementioned project, capital grants for € 24.2 million. During 2003, the Company revised its growth and production strategy due to the strong competition from competitors in countries like China and Brazil. Therefore, as a consequence of this change in the economic environment in 2003, the Company requested to the Italian Ministry of Industrial Activities for the revision of the original “Program Agreement” as follows: reduction of the investment to be made from € 295.2 million to € 69.8 million, and reduction of the related capital grants from € 145.5 million to € 35.0 million. In April 2005, the Company received from the Italian Government the final approval of the “Program Agreement” confirming these revisions. In 2010, a committee appointed by the Ministry of Industrial Activities prepared the final technical report according to which the overall industrial investments acknowledged under the last version of the “Program Agreement” as agreed in 2005 changed from € 69.8 million to the final amount of €66.0 million. Accordingly, the related total capital grants under the “Program Agreement” changed from €35.0 million to the final amount of € 33.3 million. Therefore, the receivable for capital grants still due to the Company is €9.1 million. However, in 2010, the Ministry of Industrial Activities determined an overall net receivable of only € 7.1 million. In fact, the Ministry of Industrial Activities claims that interest in arrears of €1.8 million has accrued on capital grants paid in advance in 1997 for investments originally planned and subsequently not included in the final version of the “Program Agreement”, as agreed in 2005. The remaining part of the reduction of €0.2 million is attributable to fees owed to Committee appointed by the Ministry. Hence, the Company has allocated in its balance sheet, as a precautionary measure, an overall devaluation for such receivable of €3.7 million, as the result of the €1.7 million reduction in the final amount of capital grants not approved (reduced from €35.0 million to € 33.3 million), the claimed interest in arrears (€1.8 million), and the fees due to the Ministry Committee (€0.2 million).
On April 27, 2004, the Technical-Scientific Committee of the Italian Ministry of Education, University and Research approved a four-year research project presented by the Company in February 2002 related to improvement and development in leather manufacturing and processing. The Committee has approved a maximum capital grant of € 2.4 million and a 10-year subsidized loan for a maximum amount of € 3.0 million at a subsidized interest rate of 0.5% to be used in connection with industrial research expenses and prototype developments (as published on August 20, 2004, in the Italian Official Gazette (Gazzetta Ufficiale della Repubblica Italiana) n° 195). Industrial research and prototype developments, planned as part of the project, are already underway thanks to the collaborative efforts of specialized in-house personnel and university researchers from the University of Lecce and the Polytechnic University of Bari. In 2007 and 2008, the Company provided the aforementioned Committee with the complete list of expenses to be acknowledged under such project and that had been incurred between 2002 through 2007. As a result of these costs, the Italian Government in June 2008 provided a € 2.0 million subsidized loan and a € 1.5 million operating subsidy to the Company and in February 2010 also provided a € 0.6 million subsidized loan and a € 0.6 million operating subsidy. In 2010, the committee appointed by the Ministry of Education University and Research prepared the final technical report according to which all of the costs incurred were acknowledged. Therefore, in 2010, the Ministry provided a € 0.4 million subsidized loan and a € 0.3 million operating subsidy to the Company. All of the receivables under this project have been collected by the Company.

In 2006, the Company entered into an agreement with the Italian Ministry of Industrial Activities for the incentive program denominated “Integrated Package of Benefits—Innovation of the working national program ‘Developing Local Entrepreneurs’” for the creation of a centralized information system in Santeramo in Colle that will be utilized by all Natuzzi points-of-sale around the world. This agreement acknowledges costs of € 7.2 million and € 1.9 million for the development and industrialization program, respectively. On March 20, 2006, the Italian Industrial Ministry issued a concession decree providing for a provisional grant to the Company of € 2.8 million and a loan of € 4.3 million, to be repaid at a rate of 0.74% over 10 years. Between December 2006 and September 2008, the Company provided the aforementioned Committee with the list of expenses to be acknowledged under such project and that have been incurred between July 2005 and November 2007 (date of completion of the program) totaling € 10.8 million. In April 2009, the Italian Government provided, as advance payment, a € 3.9 million subsidized loan and a € 1.9 million operating subsidy to the Company. In 2010, the Ministry Committee has completed the acknowledgement of all of the costs incurred by the Company under the aforementioned project and, therefore, is expected to issue shortly the final decree necessary for the disbursement of the subsidies still owed to the Company.
During 2008, the Italian Ministry of Industrial Activities approved a new incentive program, entitled “Made in Italy — Industry 2015.” The objective of this program is to facilitate the realization and development of new production technologies and services with high innovation value in order to stimulate awareness for products that are made in Italy. In December 2008, the Company submitted to the Italian Ministry of Industrial Activities its proposal, entitled “i-sofas.” The “i-sofas” program envisions a total investment of € 3.9 million, up to € 1.7 million of which may be contributed as a grant by the Italian Ministry of Industrial Activities. In March 2010, the Company was informed by the Italian Ministry of Industrial Activities that the “i-sofas” program had been approved and subsequently, in May 2010, the Company was also entitled to a grant from the Italian Government. According to the final approval, the related total capital grants under the “Made in Italy — Industry 2015” program were reduced from €3.9 million to the final amount of € 1.9 million and, accordingly, capital grants for €0.8 million.
In November 2008, the Puglia regional authorities launched an incentive program in order to support companies located in the Puglia regional district that intend to invest in new production process changes, production diversification and industrial research. In January 2009, the Company submitted its proposal, entitled “UthinkLean”. The “UThinkLean” program envisions a total investment of € 11.3 million, up to € 3.7 million of which may be contributed as a grant by the Puglia regional authorities. However, in April 2011, the Company was informed by the Puglia regional authorities that this program was not approved for a grant.
In April 2010, Natuzzi S.p.A., as the leader of a coalition of 19 institutions (including universities, research centers and other industrial companies), submitted to the MIUR (The Italian Ministry of Education, University and Research) a project proposal entitled “Future Factory,” which hopes to be financed using “P.O.N.” (Piano Operativo Nazionale - National Operating Plan) funds. This project concerns the research and development of technologies and advanced applications for the control, monitoring and management of industrial processes. This project anticipates an overall cost of € 17.4 million, of which Natuzzi is supposed to bear € 3.3 million (€ 2.6 million as industrial research-related costs, and € 0.7 million as experimental activity-related costs). In March 2011, the MIUR informed the Company that it was included on a short list of companies being considered for the grant. However, there can be no guarantee that the Company will receive any such grant from the Italian Government.

In December 2010, Italsofa Romania, an operating subsidiary wholly owned by the Company, took part in a European consortium (Augmented Reality Technologies in FACTories — ARTiFACT) of partners who excel in their respective fields of knowledge. The main objective of the project is to enhance the competitiveness of European companies and to optimize production efficiency in order to provide workers on the shop-floor level with context-based information. In addition, the industrial partners and scientific research institutes involved in the project are able to challenge international competitors. The ARTiFACT consortium consists of 14 European partners. The total investments included in the ARTiFACT project amount to € 5.6 million, and the overall capital grant is €3.8 million, of which € 0.2 million is earmarked for Italsofa Romania.
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

Description of Properties
The location, approximate size and function of the principal physical properties used by the Group as of April 30, 2011 are set forth below:

	Size		Production
	(approximate		Capacity	Unit of
Location	square meters)	Function	per day	Measure
Santeramo in Colle (BA) — Italy	29,000	Headquarters, prototyping, manufacturing of wooden frames, showroom (Owned)	704	Frames
Santeramo in Colle, Iesce (BA) — Italy	28,000	Sewing and product assembly (Owned)	1.400	Seats
Matera La Martella — Italy	38,000	General warehouse of sofas and accessory furnishing (Owned)	N.A.	N.A.
Ginosa (TA) — Italy	16,000	Sewing and product assembly (Owned)	900	Seats
Laterza (TA) — Italy	11,000	Leather cutting (Owned)	7,500	Square Meters
Laterza (TA) — Italy	13,000	Fabric and lining cutting, leather warehouse (Owned)	6,000	Linear Meters
Laterza (TA) — Italy	20,000	Accessory Furnishing Packaging and Warehouse (Owned)	N.A.	N.A.
Qualiano (NA) — Italy	12,000	Polyurethane foam production (Owned)	87	Tons
Pozzuolo del Friuli (UD) — Italy	21,000	Leather dyeing and finishing (Owned)	14,000	Square Meters
High Point — North Carolina — U.S.A.	10,000	Office and showroom for Natuzzi Americas (Owned)	N.A.	N.A.
Baia Mare — Romania	75,600	Leather cutting, sewing and product assembly, manufacturing of wooden frames, polyurethane foam shaping, fiberfill production and wood and wooden product manufacturing (Owned)	2,900	Seats
Shanghai — China (FENGPU)	88,000	Leather cutting, sewing and product assembly, manufacturing of wooden frames, polyurethane foam shaping, fiberfill production (Leased)	3,000	Seats
Shanghai (Fengpu) — China	15,000	Sewing and product assembly (Leased)	700	Seats
Salvador de Bahia (Bahia) — Brazil	28,700	Leather cutting, sewing and product assembly, manufacturing of wooden frames, polyurethane foam shaping, fiberfill production (Owned)	700	Seats
The Group believes that its production facilities are suitable for its production needs and are well maintained. The Group’s production facilities are operated utilizing close to 75.0% of their production capacity. Operations at all of the Group’s production facilities are normally conducted Monday through Friday with two eight-hour shifts per day. Up until July 2010, the Group utilized subcontractors to meet demand variability.

Capital Expenditures
The following table sets forth the Group’s capital expenditures for each year for the three-year period ended December 31, 2010:

	Year ending December 31,
	(millions of Euro)
	2010	2009	2008
Land and plants	0.2	0.3	1.1
Equipment	13.8	1.6	5.1
Other assets	3.1	6.7	9.8

Total	17.1	8.6	16.0

Capital expenditures during the last three years were primarily made to make improvements to property, plant and equipment, to implement SAP as well as for the expansion of the Company’s retail network. For further discussion see Notes 9 and 10 to the Consolidated Financial Statements included in Item 18 of this annual report. In 2010, capital expenditures were primarily made to open new Natuzzi stores and Natuzzi galleries, to make improvements at the Group’s existing facilities (those located in Baia Mare, Romania, and other facilities located in and around Santeramo in Colle, Italy, in particular to implement a photovoltaic plant in all our Italian production sites) in order to increase productivity, save energy and to implement the SAP system. The Group expects that capital expenditures in 2011 will be approximately € 29 million, which is expected to be financed with cash flow from operations. The Group plans to direct such capital expenditures mainly to open new stores and galleries, towards the continued implementation of SAP and to achieve productivity improvements in existing plants and to complete the process of relocating its existing Chinese facilities to new venues in light of the expropriation process relating to its current facilities and completed in May 2011. The Group expects almost all of the new store and gallery openings to be in the Europe region.
Item 4A. Unresolved Staff Comments
None.
Item 5. Operating and Financial Review and Prospects
The following discussion of the Group’s results of operations, liquidity and capital resources is based on information derived from the audited Consolidated Financial Statements and the notes thereto included in Item 18 of this annual report. These financial statements have been prepared in accordance with Italian GAAP, which differ in certain respects from U.S. GAAP. For a discussion of the principal differences between Italian GAAP and U.S. GAAP as they relate to the Group’s consolidated net losses and shareholders’ equity, see Note 26 to the Consolidated Financial Statements included in Item 18 of this annual report.
Critical Accounting Policies
Use of Estimates — The significant accounting policies used by the Group to prepare its financial statements are described in Note 3 to the Consolidated Financial Statements included in Item 18 of this annual report. The application of these policies requires management to make estimates, judgments and assumptions that are subjective and complex, and which affect the reported amounts of assets and liabilities as of any reporting date and the reported amounts of revenues and expenses during any reporting period. The Group’s financial presentation could be materially different if different estimates, judgments or assumptions were used. The following discussion addresses the estimates, judgments and assumptions that the Group considers most material based on the degree of uncertainty and the likelihood of a material impact if a different estimate, judgment or assumption were used. Although management believes these estimates to represent the best outcome of the estimation process, actual results could differ from such estimates, due to, among other things, the following factors: uncertainty, lack or limited availability of information, availability of new informative elements, variations in economic conditions such as prices, costs, other significant factors including evolution in technologies, industrial practices and standards (e.g. removal technologies) and the final outcome of legal, environmental or regulatory proceedings.

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
In particular in 2010, our market capitalization increased, by approximately 9.5%, but is still below our company’s book value. Many factors could have contributed to this situation, including, without limitation, general economic and financial conditions, our financial results, movement in stock market prices and, from time to time, an illiquid trading market for our ADSs. As a result of market capitalization and other triggering events discussed in detail in Notes 9, 10, 23, and 26(d) of the Consolidated Financial Statements included in Item 18 of this annual report, the Company had to analyze its overall valuation and performed an impairment analysis of its long-lived assets, including intangible assets, and goodwill in accordance with Italian GAAP and US GAAP (long-lived assets have to be tested for impairment whenever the events or changes in circumstances indicate that the carrying amount of an asset may be not recoverable; goodwill has to be tested at least once a year or whenever the events or changes in circumstances indicate that the carrying amount of goodwill may be not recoverable). The key inputs that were used in performing the impairment tests related to the estimated long term growth rate of 1%, the weighted average cost of capital equal to 9.9%, and an estimated average growth rate in sales of 6% for the subsequent years.
Based on this impairment analysis, the Company recorded in its consolidated statements of operation for the year ended December 31, 2010 under US GAAP an impairment loss of € 0.7 million related to the goodwill of its reporting unit named “Italian retail owned stores”. Under Italian GAAP, no impairment loss was recorded as a consequence of the amortization process already performed on a straight line basis over a period of five years, that has already reduced the carrying value of the goodwill.
For a discussion of the differences between Italian GAAP and US GAAP with respect to the above impairment charges and the effect on net loss and shareholders’ equity as of December 31, 2010, please see Note 26(d) of the Consolidated Financial Statements included in item 18 of this annual report. For further discussion about our impairment testing process, please see Notes (9) and (10) of the Consolidated Financial Statements included in item 18 of this annual report.
Furthermore, the Company would like to underline that the net book value of goodwill (net of impairment charge) as of December 31, 2010 under Italian GAAP and US GAAP was 0.2% and 1.2% of total assets, respectively (see notes 10 and 26(d) of the Consolidated Financial Statements included in item 18 of this annual report).

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
Given the cumulative loss position of Natuzzi and of most of its Italian and foreign subsidiaries as of December 31, 2010 and 2009 (see note 14 of the Consolidated Financial Statements included in item 18 of this annual report), management considered the scheduled reversal of deferred tax liabilities and tax planning strategies, in making this assessment. However, after a reasonable effort as of December 31, 2010 and 2009, management has not identified any relevant tax planning strategies available to reduce the need for a valuation allowance. Therefore, at December 31, 2010 and 2009 the realization of the deferred tax assets is primarily based on the scheduled reversal of deferred tax liabilities (see note 14 of the Consolidated Financial Statements included in item 18 of this annual report).
Based upon this analysis, management believes it is more likely than not that the Group will realize the benefits of the deductible differences and net operating loss carry forwards (see note 14 of the Consolidated Financial Statements included in item 18 of this annual report), net of the existing valuation allowances at December 31, 2010 and 2009.
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
Results of Operations
Summary — Despite a series of challenges, including increasingly stiff industry competition and reduced consumer discretionary spending as a result of the global economic downturn, aspects of the Group’s performance in 2010 improved as compared with its performance in 2009, although its sales volume was substantially unchanged during that time. In 2010, the Group had net losses of € 11.1 million, which was an improvement compared to net losses of € 17.7 million in 2009, although the Group experienced a 0.6% increase in net sales, from € 515.4 million in 2009 to € 518.6 million in 2010. In 2010, the Group sold 1,954,592 seats, an increase of 1.6% as compared to 2009. In 2010, net sales of Natuzzi branded products, which target the high-end of the market, decreased by 5.4% to € 192.1 million (from € 203.1 million in 2009), with the number of Natuzzi-branded seats sold increasing by 8.6% as compared to 2009. Net sales of the Natuzzi Editions/Editions, Italsofa brand and Unbranded products increased by 8.4% in 2010, to € 268.4 million from € 247.5 million in 2009, with the number of seats sold increasing by 5.5%.
The Group’s negative performance in 2010 was principally due to a decrease in the sales volume of Natuzzi-branded products though it was partially offset by improvement in gross margin. In particular, we believe that the underperformance in sales was primarily caused by a number of ongoing factors in the global economy that have negatively impacted the discretionary spending of consumers. These economic factors include lower home values, high levels of unemployment and personal debt, and reduced access to consumer credit. These developments, coupled with the ongoing malaise of the global financial system and capital markets, have caused a decline in consumer confidence and curtailed consumer spending.
Due to the combined effect of a slight increase in net sales volume of our products, of the improvement in gross margin partially offset by the poor performance of the Group’s retail network, and of the low efficiency of the manufacturing plant operating in Brazil, the Group reported an operating income in 2010 (as compared to an operating loss in 2009) and its net financial position worsened mostly due to cash flow used in investing activities in 2010.
Despite these challenges, the Group continued to invest in the repositioning of the Natuzzi brand and the reorganization of its sales activities in 2010, as well as in the ongoing restructuring of its operations, with the aim of regaining its competitiveness and ensuring its long-term profitability.

The following table sets forth certain statement of operations data expressed as a percentage of net sales for the years indicated:

	Year Ended December 31,
	2010	2009	2008
Net sales	100.0%	100.0%	100.0%
Cost of sales	62.0	64.0	71.9
Gross profit	38.0	36.0	28.1
Selling expenses	29.7	29.0	25.9
General and administrative expenses	8.2	9.0	7.4
Operating margin	0.1	(2.0)	(5.2)
Other income (expense), net	(0.8)	0.6	(3.9)
Income taxes	1.4	1.9	0.2
Net loss	(2.1)	(3.3)	(9.3)
See “Item 4. Information on the Company—Markets” for tables setting forth the Group’s net leather- and fabric-upholstered furniture sales and seats sold, which are broken down by geographic market, for the years ended December 31, 2008, 2009 and 2010.
2010 Compared to 2009
Net Sales for 2010, including sales of leather and fabric-upholstered furniture and other sales (principally sales of polyurethane foam and leather sold to third parties as well as of accessories), increased 0.6% to € 518.6 million, as compared to € 515.4 million in 2009.
Net sales for 2010 of leather and fabric-upholstered furniture increased 2.2% to € 460.5 million, as compared to € 450.6 million in 2009. The 2.2% increase was due to a combination of factors, principally (i) a 1.6% increase in the number of seats sold, (ii) a 3.2% increase in sales as reported in euro stemming from the depreciation of the euro against the U.S. dollar, and (iii) a 2.6% decrease due to targeted pricing strategies and advertising with respect to certain product models. Net sales of Natuzzi-branded furniture accounted for 41.7% of our total furniture net sales in 2010 (as compared to 45.1% in 2009), and net sales of Natuzzi Editions/Editions, Italsofa brand and Unbranded products accounted for 58.3% of our total net sales for 2010 (as compared to 54.9% in 2009).
Net sales for 2010 of leather upholstered furniture increased 4.2% to € 431.1 million, as compared to € 413.7 million in 2009, and net sales for 2010 of fabric upholstered furniture decreased 20.0% to € 29.4 million, as compared to € 36.8 million in 2009.
In the Americas, net sales of upholstered furniture in 2010 increased by 17.4% to € 164.2 million, as compared to € 139.9 million in 2009, and seats sold increased by 12.9% to 886,471, as compared to 785,156 in 2009. Net sales of Natuzzi Editions/Editions, Italsofa brand and Unbranded products increased 19.3% compared to 2009, while net sales of the higher-priced Natuzzi-branded furniture increased 1.3% as compared to 2009. In Europe, net sales of upholstered furniture in 2010 decreased 9.7% to € 238.1 million, as compared to € 263.7 million in 2009, due to the combined effect of a 9.3% decrease in net sales of Natuzzi-branded furniture and to a 10.3% decrease in net sales of Natuzzi Editions/Editions, Italsofa brand and Unbranded products. In the Rest of the World, net sales of upholstered furniture increased 23.8% to € 58.2 million, as compared to € 47.0 million in 2009.

Net sales for 2010 of the Natuzzi-branded furniture decreased 5.4% to € 192.1 million, as compared to € 203.1 million in 2009, with the number of Natuzzi-branded seats sold decreasing by 8.6%. During 2010, net sales of Natuzzi Editions/Editions, Italsofa brand and Unbranded products increased 8.4% to € 268.4 million, as compared to € 247.6 million in 2009, with the number seats sold increasing by 5.5%.
In 2010, total seats sold increased 1.6% to 1,954,592 from 1,923,220 sold in 2009. Negative performance was recorded in the Europe region (down 10.1% to 847,451 seats), whereas the Group had positive results in the Americas region (up 12.9% to 886,471 seats) and the Rest of the World (up 13.2% to 220,670 seats).
The following provides a more detailed country -by -country examination of the changes in volumes in our principal markets, according to the Group’s two main sales categories:
• Natuzzi Brand. In terms of seats sold under the Natuzzi brand, the Group recorded negative results in the United States (-19.8%), Korea (-15.6%), France (-18.0%), Italy (-2.8%), Germany (-25.4%), Ireland (-37.6%), Portugal (-27.7%), Denmark (-43.6%) and Belgium (-15.4%). Positive results were reported in Canada (+22.9%), China (+28.3%), and UAE (+15.3%).
• Natuzzi Editions/Editions, Italsofa brand and Unbranded products. The Group recorded a decrease in terms of seats sold in many countries, among which were Saudi Arabia (-10.0%), Belgium (-11.4%), France (-9.3%), Holland (-36.9%), Sweden (-15.0%) and Germany (-24.3%). Positive results were reported in the United States (+11.9%), Canada (+23,1) Israel (+16.3%), the United Kingdom (+7.1%), Portugal (+ 19.1) and China (+53.1%).
Other Net Sales (principally sales of polyurethane foam and leather sold to third parties, as well as of accessories) decreased 10.3% to € 58.1 million, as compared to € 64.8 million in 2009.
Cost of Sales in 2010 decreased in absolute terms by 2.5% to € 321.5 million (representing 62.0% of net sales), as compared to € 329.8 million (or 64.0% of net sales) in 2009. The improvement in cost of sales, as a percentage of net sales, was due to the decrease in the cost of leather and of other principal raw materials, as well as improvements in material efficiency and plant rationalization.
Gross Profit. The Group’s gross profit increased 6.2% in 2010 to € 197.1 million, as compared to € 185.6 million in 2009 as a result of the factors described above.
Selling Expenses increased 33.1% in 2010 to € 154.3 million, as compared to € 149.6 million in 2009, and, as a percentage of net sales, increased from 29.0% in 2009 to 29.7% in 2010. This increase was mainly due to an increase in transportation expenses.
General and Administrative Expenses. In 2010, the Group’s general and administrative expenses decreased by 8.8% to € 42.4 million, from € 46.6 million in 2009, and, as a percentage of net sales, decreased from 9.0% in 2009 to 8.2% in 2010 as a result of the efficiency process the Group has been trying to implement for the past few years.
Operating Income. The Group had an operating income of € 0.4 million for 2010, as compared to an operating loss of € 10.6 million in 2009, as a result of the factors described above.
Other Income (expenses), net. The Group registered other expenses, net, of € 4.4 million in 2010 as compared to other income, net of € 3.1 million in 2009. Net interest expenses, included in other expense, net, in 2010 was € 1.0 million, as compared to net expenses of € 1.1 million in 2009. See Note 23 to the Consolidated Financial Statements included in Item 18 of this annual report.

The Group registered a € 1.0 million foreign-exchange net gain in 2010 (included in other income (expense), net), as compared to a net gain of € 6.9 million in 2009. The foreign exchange gain in 2010 primarily reflected the following factors:
•
a net realized loss of € 3.1 million in 2010 (which was unchanged from 2009) on domestic currency swaps due to the difference between the forward rates of the domestic currency swaps and the spot rates at which the domestic currency swaps were closed (the Group uses the forward rate to hedge its price risks against unfavourable exchange rate variations);

•	a net realized gain of € 5.8 million in 2010 (compared to a loss of € 2.4 million in 2009), from the difference between invoice exchange rates and collection/payment exchange rates;
•	a net unrealized gain of € 0.8 million in 2010 (compared to an unrealized gain of € 7.8 million in 2009) on accounts receivable and payable; and
•	a net unrealized loss of € 0.8 million in 2010 (compared to an unrealized gain of € 4.4 million in 2009), from the mark-to-market of domestic currency swaps.
The Group also recorded other expenses, included in other income (expense), net, in 2010 of € 4.5 million, compared to other expenses of € 2.6 million reported in 2009. These expenses reflected the following factors:
•
a € 3.8 million contingent-liabilities provision for estimated losses related to some claims (including tax claims) and legal actions in 2010, while in 2009, the provisions for contingent liabilities amounted to € 3.8 million;

•	other expenses of €0.5 million deriving from the write-off of fixed assets in 2010, while in 2009, the other expenses deriving from the write off of fixed assets amounted to € 0.6 million;
•	€ 0.2 million as other expense, net in 2010, compared to other income, net of € 2.9 million in 2009.
The Group does not use hedge accounting and records all fair value changes of its domestic currency swaps in its statement of operations.
Income Taxes. In 2010, the Group suffered a negative effective tax rate of 172.5% on its losses before taxes and non-controlling interests, compared to the Group’s negative effective tax rate of 131.6% reported in 2009.
For the Group’s Italian companies the negative effective tax rate (i.e., the obligation to accrue taxes despite reporting a loss before taxes) was due to the regional tax named “Irap” (see Note 14 to the Consolidated Financial Statements included in Item 18 of this annual report). This regional tax is generally levied on the gross profits determined as the difference between gross revenue (excluding interest and dividend income) and direct production costs (excluding labor costs, interest expenses and other financial costs). As a consequence, even if an Italian company reports a pre-tax loss, it could still be subject to this regional tax. In 2010, most Italian companies within the Group reported losses but had to pay “Irap.”

In 2010, the Group’s effective income tax rate was negatively affected also by the considerable increase in the deferred tax assets valuation allowance. In fact, in 2010, most of the Italian and foreign subsidiaries realized significant pre-tax losses and were in a cumulative loss position, so management did not consider it reasonably certain that the deferred tax assets of those companies would be realized in the scheduled reversal periods (see Note 14 to the Consolidated Financial Statements included in Item 18 of this annual report).
For some of the Group’s foreign subsidiaries (Italsofa Shanghai Ltd, Softaly Shanghai Ltd, Natuzzi China Ltd and Italsofa Romania), the increase in the effective tax rate was mainly due to an improvement in profit before taxes and a reduction or maturity of tax incentives to which they were entitled.
Net Loss. The Group reported a net loss of € 11.1 million in 2010, as compared to a net loss of € 17.1 million in 2009. On a per-Ordinary Share, or per-ADS basis, the Group had net losses of € 0.20 in 2010, as compared to net losses of € 0.32 in 2009.
As disclosed in Note 26 to the Consolidated Financial Statements included in Item 18 of this annual report, established accounting principles in Italy vary in certain significant respects from generally accepted accounting principles in the United States. Under U.S. GAAP, the Group would have had net losses of € 9.2 million, € 25.7 million and € 55.7 million in 2010, 2009 and 2008, respectively, compared to net losses of € 11.1 million, € 17.7 million and € 61.9 million in 2010, 2009 and 2008, respectively under Italian GAAP.
2009 Compared to 2008
For purposes of reading the following section, please note that in 2008 and 2009, the historical distinction between our product lines was based on a “Natuzzi” or “Italsofa” categorization. As previously noted in this annual report, starting in 2010, the Group distinguishes between Natuzzi-branded products and an “other” category, which includes “Natuzzi Editions/Editions” products, “Italsofa” products and other unbranded products.
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
The following provides a more detailed country -by -country examination of the changes in volumes by brand in our principal markets:
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
Income Taxes. In 2009, the Group suffered a negative effective tax rate of 131.6% on the loss before taxes and non -controlling interests, compared to the Group’s effective negative tax rate of 2.2% reported in 2008.
For the Group’s Italian companies the negative effective tax rate (i.e., the obligation to accrue taxes despite reporting a loss before taxes) was due to the regional tax named “Irap” (see Note 14 to the Consolidated Financial Statements included in Item 18 of this annual report). This regional tax is generally levied on the gross profits determined as the difference between gross revenue (excluding interest and dividend income) and direct production costs (excluding labor costs, interest expenses and other financial costs). As a consequence, even if an Italian company reports a pre-tax loss, it could still be subject to this regional tax. In 2009, most Italian companies within the Group reported losses but had to pay “Irap.”
In 2009, the Group’s effective income tax rate was negatively affected also by the considerable increase in the deferred tax assets valuation allowance. In fact, in 2009, most of the Italian and foreign subsidiaries realized significant pre-tax losses and were in a cumulative loss position, so management did not consider it reasonably certain that the deferred tax assets of those companies would be realized in the scheduled reversal periods (see Note 14 to the Consolidated Financial Statements included in Item 18 of this annual report).
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

Liquidity and Capital Resources
The Group’s cash and cash equivalents were € 61.1 million as of December 31, 2010, as compared to € 66.3 million as of December 31, 2009. The most significant changes in the Group’s cash flows between 2009 and 2010 are described below.
Cash flow generated by operating activities was € 2.4 million in 2010, as compared to cash flow generated in operations of € 33.4 million in 2009, or a decrease of € 31.0 million from 2009 to 2010. In 2009, cash flow generated by operating activity benefited from the reduction in trade receivables and stock inventory levels caused by volume contraction, while 2010 saw overall similar volumes trends as 2009. As at December 31, 2010, we had a general increase in inventory level of € 5.8 million in comparison with December 31, 2009, whereas inventory level decreased by € 10.4 million when comparing December 31, 2009 to December 31, 2008. Similarly, trade receivables as of December 31, 2010 decreased by € 1.2 million in comparison with December 31, 2009, whereas trade receivables as of December 31, 2009 decreased by € 25.7 million in comparison with December 31, 2008. The above effects were partially offset by the improvement in net loss of € 6.6 million, thanks primarily to the increased gross profit and reduction in general and administrative overhead.
Net cash used in investment activities in 2010 increased € 7.5 million to € 15.9 million. The increase in cash used in investment activities in 2010 was due to higher capital expenditures. In both 2009 and 2010, capital expenditures related primarily to the opening of new Natuzzi stores and galleries as well as improvements at existing manufacturing facilities intended to increase productivity (including the purchase of equipment). In 2010, the Group continued to invest in order to continue the implementation of the SAP system for its domestic and foreign companies. See “Item 3. Key Information—Risk Factors—Introduction of a new integrated management system.”
Cash generated by financing activities in 2010 totalled € 7.8 million, as compared to € 5.7 million of cash used by financing activities in 2009. Cash generated by financing activities in 2010 was affected by the increase in long term borrowings, partially offset by the decrease in short term borrowings.
As of December 31, 2010, the Group had available unsecured lines of credit for cash disbursements totalling € 44.8 million. The Group uses these lines of credit to manage its short-term liquidity needs. The unused portions of these lines of credit amounted to approximately € 44.7 million (see Note 11 to the Consolidated Financial Statements included in Item 18 of this annual report) as of December 31, 2009. Amounts borrowed by the Group under these credit facilities are not subject to any restrictions on their use, but are repayable either on demand (for bank overdrafts) or on a short-term basis (for other bank borrowings under existing credit lines). Given their nature, these lines of credit may be terminated by the banks at any time. The Group’s borrowing needs are not subject to seasonal fluctuations.
In light of the downturn of the global economy and the continuing uncertainty about these conditions in the foreseeable future, we are focused on effective cash management, controlling costs, and preserving cash in order to continue to make necessary capital expenditures and acquire of stores. For example, we reviewed all capital projects for 2011 and are committed to execute only those projects that are necessary for business operations.

Management believes that the Group’s working capital is sufficient for its present requirements. The Group’s principal source of liquidity is its existing cash and cash equivalents, supplemented to the extent needed to meet the Group’s short term cash requirements by accessing the Group’s existing lines of credit. The Group expects to continue relying on existing cash and cash equivalents as its principal source of liquidity in the future. As of December 31, 2010, the Group’s long-term contractual cash obligations amounted to € 142.7 million of which € 21.1 million comes due in 2011 (€ 17.4 million in 2010). See “Item 5. Operating and Financial Review and Prospects — Contractual Obligations and Commitments.” The Group’s long-term debt represented less than 5.0% of shareholders’ equity as of December 31, 2010 and 2009 (see Note 16 to the Consolidated Financial Statements included in Item 18 of this annual report). As of December 31, 2010 and 2009 there were no covenants on the above long-term debt. The Group’s principal uses of funds are expected to be the payment of operating expenses, working capital requirements, capital expenditures and restructuring of operations. See “Item 4. Products” for further description of our research and development activities. See “Item 4. Incentive Programs and Tax Benefits” for further description of certain government programs and policies related to our operations. See “Item 4. Capital expenditure” for further description of our capital expenditures.
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
As of December 31, 2010, the Group’s long-term debt consisted of € 15.4 million (including the current portion of such debt) outstanding under subsidized loans granted by the Italian government (see “Item 4. Incentive Programs and Tax Benefits”) and its short-term debt consisted of € 0.1 million outstanding under its existing lines of credit, comprised entirely of bank overdrafts. This compares to € 7.0 million of long-term debt and € 0.8 million of short-term debt outstanding as of December 31, 2009.
As of December 31, 2010, all of the Group’s long-term debt and short-term debt were denominated in euro. For the maturity profile of the Group’s long-term debt, please consult the table labelled “Contractual Obligations” below. Short-term overdrafts are payable on demand. Other bank borrowings under existing lines of credit have other short-term maturities. The bulk of the group’s long-term debt bears interest at a fixed rate of 2.01% per annum, with 22.6% of its long-term debt bearing interest at 0.74% per annum. The Group’s short-term debt bears interest at floating rates, with a weighted average interest rate per annum of 1.27% on the Group’s overdraft borrowing and 0.0% on other short-term borrowing as of December 31, 2010, compared to 1.18% and 0.0% on the Group’s overdraft and other short-term borrowing, respectively, as of December 31, 2009. The Group does not have outstanding any other debt instruments, except that it has entered derivative instruments to reduce its exposure to the risk of short-term declines in the value of its foreign currency denominated revenues and not for speculative or trading purposes. For additional information on these derivative instruments, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Exchange Rate Risks.”
The Group maintains cash and cash equivalents in the currencies in which it conducts its operations, principally euro, U.S. dollars, Canadian dollars, Australian dollars and British pounds.

The following table sets forth the material contractual obligations and commercial commitments of the Group (of the type required to be disclosed pursuant to Item 5F of Form 20-F) as of December 31, 2010:

	Payments Due by Period (thousands of euro)
		Less than 1			After 5
Contractual Obligations	Total	year	2-3 years	4-5 years	years
Long-Term Debt(1)	15,414	1,831	6,756	5,497	1,330
Interest due on Long Term Debt (2)	772	251	366	134	21
Operating Leases (3)	135,172	19,036	38,636	39,997	37,503
Total Contractual Cash Obligations	151,358	21,118	45,758	45,628	38,854

(1)	Please see Note 16 to the Consolidated Financial Statements included in Item 18 of this annual report for more information on the Group’s long-term debt.

(2)	Interest due on long-term debt has been calculated using fixed rates contractually agreed with lenders

(3)	The leases relate to the leasing of manufacturing facilities and stores by several of the Group’s companies.
Under Italian law, the Company and its Italian subsidiaries are required to pay a termination indemnity to their employees when these cease their employment with the Company or the relevant subsidiary. Likewise, the Company and its Italian subsidiaries are required to pay an indemnity to their sales agents upon termination of the sales agent’s agreement. As of December 31, 2010, the Group had accrued an aggregate employee termination indemnity of € 28.4 million. In addition, as of December 31, 2010, the Company had accrued a provision for contingent liabilities of € 15.3 million, a sales agent termination indemnity of € 1.2 million and a one-time termination indemnity benefit of € 2.0 million. The one-time termination benefit includes the amount to be paid on the separation date to certain workers to be terminated on an involuntary basis. See Notes 3(n) and 17 of the Consolidated Financial Statements included in Item 18 of this annual report. These amounts are not reflected in the table above. It is not possible to determine when the amounts that have been accrued will become payable.
The Group is also involved in a number of claims (including tax claims) and legal actions arising in the ordinary course of business. As of December 31, 2010, the Group had accrued provisions relating to these contingent liabilities in the amount of €15.3 million. See “Item 8. Financial Information—Legal and Governmental Proceedings” and Notes 17 and 23 to the Consolidated Financial Statements included in Item 18 of this annual report.
Trend information
The difficult market conditions deriving from the international economic and financial crisis are likely to persist in 2011, although with reduced severity. The socio-political events in North Africa and the Middle East, the environmental disaster in Japan and the related worldwide repercussions of such events make it difficult to clearly understand the direction that the Company’s markets will take.
With respect to this uncertain situation, the Company is taking all necessary steps to face adverse economic conditions and to tackle the challenges of its sector, in particular by controlling costs, fighting counterfeiting and unfair competition, encouraging innovation, improving quality and, above all, striving to regain competitiveness and profitability.
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
Italian GAAP — There are no recently issued accounting standards under Italian GAAP that have not been adopted by the Group.
U.S. GAAP — Recently issued but not yet adopted U.S. accounting pronouncements relevant for the Company are outlined below:
Accounting Standards Update (“ASU”) No. 2010-06, Fair Value Measurements and Disclosures: in January 2010 the FASB issued Accounting Standards Update (“ASU”) No. 2010-06, Fair Value Measurements and Disclosures. The standard amends certain disclosure requirements of Subtopic 820-10. This ASU provides additional disclosures for transfers in and out of Levels I and II and for activity in Level III. This ASU also clarifies certain other existing disclosure requirements including level of desegregation and disclosures around inputs and valuation techniques. The final amendments to the Accounting Standards Codification were effective for annual or interim reporting periods beginning after December 15, 2009, except for the requirement to provide the Level III activity for purchases, sales, issuances, and settlements on a gross basis. That requirement will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Early adoption is permitted. The amendments in the Update do not require disclosures for earlier periods presented for comparative purposes at initial adoption. The Company will make all required disclosures effective from January 1, 2011.
Accounting Standards Update (“ASU”) No. 2010-13, Compensation—Stock Compensation: in April 2010 the FASB issued Accounting Standards Update (“ASU”) No. 2010-13, Compensation—Stock Compensation. The objective of this Update is to address the classification of an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. FASB Accounting Standards CodificationTM Topic 718, Compensation—Stock Compensation, provides guidance on the classification of a share-based payment award as either equity or a liability. A share-based payment award that contains a condition that is not a market, performance, or service condition is required to be classified as a liability. This Update provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments in this Update do not expand the recurring disclosures required by Topic 718. The amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The Company is currently evaluating the provisions of this standard, but does not expect adoption to have a material impact on its financial position and results of operations.

Accounting Standards Update (“ASU”) No. 2009-13, Revenue Recognition (Topic 605): Multiple Deliverable Revenue Arrangements: in October 2009, the FASB issued Accounting Standards Update (ASU) 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements (EITF Issue No. 08-1, “Revenue Arrangements with Multiple Deliverables”). ASU 2009-13 amends FASB ASC Subtopic 605-25, Revenue Recognition—Multiple-Element Arrangements, to eliminate the requirement that all undelivered elements have vendor specific objective evidence of selling price (VSOE) or third party evidence of selling price (TPE) before an entity can recognize the portion of an overall arrangement fee that is attributable to items that already have been delivered. In the absence of VSOE and TPE for one or more delivered or undelivered elements in a multiple-element arrangement, entities will be required to estimate the selling prices of those elements. The overall arrangement fee will be allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity’s estimated selling price. Application of the “residual method” of allocating an overall arrangement fee between delivered and undelivered elements will no longer be permitted upon adoption of ASU 2009-13. Additionally, the new guidance will require entities to disclose more information about their multiple-element revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company expects that the adoption of ASU 2009-13 in 2011 will not have a material impact on its consolidated financial statements.
Accounting Standards Update (“ASU”) No. 2010-28, Intangibles—Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts, a consensus of the FASB Emerging Issues Task Force (Issue No. 10-A): in December 2010, the FASB issued ASU 2010-28, Intangibles—Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts, a consensus of the FASB Emerging Issues Task Force (Issue No. 10-A). ASU 2010-28 modifies Step 1 of the goodwill impairment test under ASC Topic 350 for reporting units with zero or negative carrying amounts to require an entity to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are adverse qualitative factors, including the examples provided in ASC paragraph 350-20-35-30, in determining whether an interim goodwill impairment test between annual test dates is necessary. The ASU allows an entity to use either the equity or enterprise valuation premise to determine the carrying amount of a reporting unit. ASU 2010-28 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010 for a public company. The Company expects that the adoption of ASU 2010-28 will not have a material impact on its consolidated financial statements.

Item 6. Directors, Senior Management and Employees
The Board of Directors of Natuzzi S.p.A. currently consists of nine members, whose term will expire on the date in which the shareholders’ meeting will approve the financial statements for fiscal year 2013. The directors and senior executive officers of the Company as of June 24, 2011 were as follows:

Name	Age	Position with the Company

Pasquale Natuzzi *	71	Chairman of the Board of Directors, Chief Executive Officer
Antonia Isabella Perrone *	41	Director
Annamaria Natuzzi *	44	Director
Giuseppe Antonio D’Angelo *	45	Outside Director
Maurizia Iachino Leto di Priolo *	61	Outside Director
Giuseppe Desantis*	49	Outside Director
Pietro Scott Jovane*	42	Outside Director
Giuseppe Marino*	46	Outside Director
Andrea Martinelli*	64	Outside Director
Vittorio Notarpietro	48	Chief Financial Officer
Fernando Rizzo	46	Chief Human Resources and Organization Officer
Clemente Giuseppe	45	Chief Operation Officer
Giuseppe Cacciapaglia	43	Chief Internal Control Systems Officer
Cosimo Cavallo	51	Chief Editions & Softaly Division
Giambattista Massaro	48	Chief Procurement Officer
Stefano Sette	42	Chief Research & Development Officer
Giacomo Ventolone	43	Chief Institutional Relations & Corporate Communication Officer
Angelo Colacicco	42	Chief Information Officer
Massimiliano Quatraro	37	Chief Legal & Corporate Affairs Officer
Simon Hughes	51	Chief Natuzzi & Italsofa Division (Consultant)

*	The above mentioned Members of the Board of Directors were elected at the Company’s Annual General Shareholders’ Meeting held on April 28, 2011.
Pasquale Natuzzi, currently Chairman of the Board of Directors and Chief Executive Officer, founded the Company in 1959. Mr. Natuzzi held the title of Sole Director of the Company from its incorporation in 1972 until 1991, when he became the Chairman of the Board of Directors. Mr. Natuzzi has creative skills and is directly involved with brand development and product styling. He takes care of strategic partnerships with existing and new accounts.
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
Giuseppe Antonio D’Angelo is an Outside Director of the Company and is currently Executive Vice President of Anglo-America Regions with Ferrero International SA. Before joining Ferrero in 2009, he acquired significant international experience in general management of multinational companies such as General Mills (from 1997 to 2009), S.C. Johnson & Son (from 1991 to 1997) and Procter & Gamble (from 1989 to 1991). Mr. D’Angelo earned his Bachelors of Arts degree in Economics from LUISS University of Rome in 1988. He received certification from Harvard Business School in the Advanced Management Program in 2004.

Maurizia Iachino Leto di Priolo is an Outside Director of the Company. She has gained expertise in the executive search field as a Partner at Spencer Stuart Italy, an executive search consulting firm. Since 2001, she has been advising quoted and private companies on corporate governance. Since 2007, she has been leading the Governance Practice at Key2people. Ms. Iachino was President of Save the Children Italy from 2001 to 2007, she is a board member of Fondazione Franco Parenti, member of the scientific committee of NED Community, the Italian Community of Non-Executive Directors, Member of the De Agostini Executive Committee for the IV generation, Member of “Consiglio di Reggenza della Banca d’Italia” and Member of the Board of Directors of Fondazione AEM/A2A.
Giuseppe Desantis is an Outside Director of the Company and is currently General Manager for G.T.S — General Transport Service S.p.A, European leader in intermodal transports. From 1984 to 2008, he had covered roles of increasing responsibility within the Natuzzi Group, last but not least, the role of Natuzzi Spa Vice President. From 1994 to 1997 he has been Vice President “Confindustria — Bari”. From 2001 to 2011 he has been President of “Sezione Legno Arredo — Confindustria Basilicata”. From 2001 to 2005 Mr. Desantis has been member of “Direttivo del Comitato del Distretto del Mobile imbottito — Matera” and from 2008 to early 2011 he has been Member of “Direttivo del Comitato del Distretto del legno e Arredo — Puglia”. Since 2002, he has been an Outside Director of Banca d’Italia — Bari.
Pietro Scott Jovane is an Outside Director of the Company and currently is CEO of Microsoft Italy. Since 2003, he has carried out roles of increasing responsibility in Microsoft, focusing in the financial and commercial area. Since 2006, he has managed Microsoft’s on line Division in Italy, and from 2005 to 2006 he was the Commercial Director for Telecommunications and Media. Mr. Jovane also previouly served as Chief Financial Officer for Microsoft Italy. In his professional career, Mr. Jovane also served as CFO North America — Versace Group, CFO of Matrix and Controlling Director of the SEAT Group.
Giuseppe Marino is an Outside Director of the Company and currently is an associate professor of tax law at the University of Milan. Mr. Marino is admitted to the Milan Bar and to the Supreme Court of Cassation, he is a chartered accountant and an official Auditor and coordinator of the Master in Tax Law program at Bocconi University of Milan. He is a member of important tax law associations, within the role of Member of the Academic Committee of the European Association of Tax Law Professors (EATLP), member of the Committee Rules of Behavior in Tax Law in the Chartered Accountant Association in Milan, and a member of various Editorial Boards of tax law reviews. He is also a Member of the Board of Directors of Alcofinance SA and Alcogroup SA (Belgium), a Member of the Board of Statutory Auditors of SOL S.p.A. (listed on the Milan Stock Exchange) as well as of two other non listed financial companies.
Andrea Martinelli is an Outside Director of the Company and currently Chief Operating Officer West Europe/MENA for MCCI and Executive Board Director of METRO Cash & Carry International. From 2004 to 2008, he was a Regional Operation Officer Russia — Ukraine — Kazakhstan and a Member of the Management Board for MCCI. From 1999 to 2003, he also served as the Managing Director for MCCI Italy. From 1995 to 1998, Mr. Martinelli served as the CEO Personnel Care — Division International for FMCG Group Italy, Greece and France, and from 1986 to 1995, he was the Managing Director of Generale Supermercati Italia and a Board Member of Holding SME.

Vittorio Notarpietro is the Chief Financial Officer of the Company. He rejoined the Group in September 2009. From 1991 to 1998, he was the Finance Director and Investor Relation Manager in the Group. From 1999 to 2006, he was IT Holding Group Finance Vice President. From 2006 to 2009, he was the CEO of Malo S.p.A., a leading Italian company in the luxury sector.
Fernando Rizzo is the Chief Human Resources & Organization Officer of the Company. He joined the Company in October 1991, and served in roles of increasing responsibility in the HR Department. From 1991 to 1993, he was Training and Development HR Manager and Recruiting Manager from 1993 to 1998. From 1999 to 2002, he was Plant HR Manager, and from 2003 to 2007, he took charge of the role of Italy Operations HR and Industrial Relations Manager. From 2007 to 2009, he served as HR Director China in Shanghai. From 2009 to October 2010, Mr. Rizzo was Managing Director of Natco S.p.A.
Giuseppe Clemente is the Chief Operations Officer of the Company. Mr. Clemente, who joined the Group more than 16 years ago, has served in roles of increasing responsibility, first as Quality Plant Manager, then as Third Parties Manager and Plant Director. In January 2006, he assumed the position of Logistics Director until his assignment in January 2009 as Manufacturing and Third Parties Italy Director.
Giuseppe Cacciapaglia is the Chief Internal Control Systems Officer and he joined the Company in July 1996, primarily focusing on carrying out financial audit activities of the Group. Previously Mr.Cacciapaglia worked with Reconta Ernst & Young within the financial audit services. From 2006 to 2009, he was also member of the Statutory Audit Committee of “Santeramo in Colle” Municipality.
Cosimo Cavallo is the Chief of Editions & Softaly Division. He was the Chief Commercial Officer from December 2009 to February 2011. From September 2008 to December 2009, he was a Regional Manager UK, SAE Europe and Middle East. He joined the Company as a Europe Regional Manager in May 2008. He has also served as Group General Manager in the Sara Lee Corporation for the Champion Sports Wear and Hanes Casual Wear division. He has been a National Sales Manager Italy for Fruit of the Loom, RJ Reynolds Tobacco & Quaker.
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
Stefano Sette is the Chief Research & Development Officer. He was the Chief Marketing and Product Development Officer from December 2009 to February 2011. He has also served as the Natuzzi Brand Group Senior Vice President, Vice President Sales Worldwide and Worldwide Product Manager. He joined the Company in its Export Sales Department in 1990.

Giacomo Ventolone is the Chief Institutional Relations & Corporate Communication Officer. He worked in the US market as Brand Manager for Natuzzi Italy from December 2009 to March 2010. From January 2009 to December 2009, he was Regional Vice President for Latin America. He joined the company in 1997 and eventually served as Corporate and Internal Communication Manager from February 2004 to March 2007, and Communications Director from March 2007 to December 2008. Mr. Ventolone began his career as a freelancer with Pryngeps Gallery from 1992 to 1995, where he was responsible for the creation of communication tools for the industry. From 1995 to 1997, he worked in marketing and sales at De Agostini Diffusione del Libro.
Angelo Colacicco is the Chief Information Officer of the Company, a position he has served in since October 2007. He joined the Company in its HR & Organization department in 1994. In 1996, he served as a software specialist in IT department and from 2000 to 2007, he was the IT manager for all Sales and distribution processes.
Massimiliano Quatraro is the Chief Legal & Corporate Affairs Officer. He joined the Company in April 2011. After a degree in Law from the University of Bari and a Ph.D. in Law of Economics, Mr. Quatraro gained experience as an associate of the law firm Allen & Overy, where he occupied positions of increasing responsibility. In 2004, Mr. Quatraro has cooperated with Natuzzi Group as a legal counsel for national and international activities. In 2006, he joined the Shell Group, as Legal and Corporate Affairs Manager Upstream in Shell Italia S.p.A.
Simon Hughes is the Chief of Natuzzi & Italsofa Division in his capacity as a Consultant of the Company. He joined the Company in September 2010. Mr. Hughes has developed strong experience in Retail Development in the Asia Pacific region and has assumed an increasing role of responsibility in Levi’s as Product Manager — New Zealand from 1987 to 1992, Merchandising/Marketing Manager in Korea from 1992 to 1995 and Pan Asia Merchandising Manager from 1995 to 1997. He was Chief Operating Officer at CK Jeans — Asia from 1997 to 2006, Managing Director at Warmaco from 2006 to 2008 and CEO at Bendon from 2008 to 2010, which has with a main distribution in Australia and New Zealand.
Compensation of Directors and Officers
As a matter of Italian law, the compensation of executive directors is determined by the Board of Directors, while the Company’s shareholders generally determine the base compensation for all Board members, including non-executive directors. Compensation of the Company’s executive officers is determined by the Chairman of the Board. A list of significant differences between the Group’s corporate governance practices and those followed by U.S. companies listed on the New York Stock Exchange may be found at www.natuzzi.com. See “Item 16G. Corporate Governance on the Company—Strategy” for a description of these significant differences.
Aggregate compensation paid by the Group to the directors and officers was approximately € 2.2 million in 2010. The compensation paid in 2010 to the members of the Board of Directors is set forth below individually:

Name	Base Compensation

Pasquale Natuzzi	€221,411
Antonia Isabella Perrone	€35,343
Annamaria Natuzzi	€35,343
Giuseppe Antonio D’Angelo	€35,343
Maurizia Iachino Leto di Priolo	€35,343
Francesco Giannaccari	€33,399
Mario Lugli	€35,343
Giacomo Santucci	€35,343

For 2011, the Group has confirmed the launch of a new Incentive System called Management By Process and Objectives —(“MBPO”). The new system is the natural consequence of the re-definition of the directions defined by the Board and the re-definition of the 2011 Budget.
The objective of the MBPO is to incentivize an improvement in the business results of the Group by spurring a “return to competitiveness” and a renewed focus on innovation, customer satisfaction, brand project and social mission. In order to safeguard the interests of the Company’s shareholders, the new incentive system is taking advantage of a “switch on/off” formula that contemplates, as necessary condition in order to activate the liquidation of 2011 MBPO sheets, the attainment of the Company’s target Operating income, including the cost of the new incentive system.
Share Ownership
Mr. Pasquale Natuzzi, who founded the Company and is currently its Chief Executive Officer and Chairman of the Board of Directors, beneficially owns 29,358,089 Ordinary Shares, representing 53.5% of the Ordinary Shares outstanding (58.7% of the Ordinary Shares outstanding if the 5.2% of the Ordinary Shares owned by members of Mr. Natuzzi’s immediate family (the “Natuzzi Family”) are aggregated). As a result, Mr. Natuzzi controls the Group, including its management and the selection of its Board of Directors. Since December 16, 2003, Mr. Natuzzi has held his entire beneficial ownership of Natuzzi S.p.A. shares (other than 196 ADSs) through INVEST 2003 S.r.l., an Italian holding company wholly-owned by Mr. Natuzzi and having its registered office at Via Gobetti 8, Taranto, Italy. On April 18, 2008, INVEST 2003 S.r.l. purchased 3,293,183 American Depositary Shares, each representing one Ordinary Share, at the price U.S.$ 3.61 per ADS. For more information, refer to Schedule 13D filed with the U.S. Securities and Exchange Commission (“SEC”) on April 24, 2008. In relation to the “Natuzzi Stock Incentive Plan 2004-2009” (see “Item 10. Additional Information—Authorization of Shares”), the total number of new Natuzzi ordinary shares that were assigned without consideration to the beneficiary employees in 2006, 2007 and 2008 represents 0.3% of the current outstanding shares. For further discussion, see Note 19 to the Consolidated Financial Statements included in Item 18 of this annual report.
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
During 2010, the former statutory auditors of the Group received approximately € 206,000 in compensation in the aggregate for their services to the Company and its Italian subsidiaries.
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
External Auditors
On April 30, 2010, at the annual general shareholders’ meeting, Reconta Ernst & Young S.p.A., with offices in Bari, Italy, was appointed as the Company’s external auditor for the three-year period ending with the approval of 2012 financial statements, replacing KPMG S.p.A.
Employees
As of December 31, 2010, the Group had 6,766 employees, (of which 3,311 are located in Italy and 3,455 are located abroad) as compared to 6,935 on December 31, 2009. As of March 31, 2011, the total numbers of employees was 6,734 (of which 3,298 were located in Italy and 3,436 were located abroad).
The following is a breakdown of the Group’s employees by qualification for the periods indicated:

			Change between
Qualification	2009	2010	2009 and 2010

Top managers	61	57	-4
Middle managers	141	121	-20
Employees	1.125	1.234	109
Blue collars	5.608	5.354	-254
Total	6,935	6,766	-169
We believe in Corporate Social Responsibility and have enjoyed generally good relations with our employees.
Italian law provides that, upon termination of employment for whatever reason, employees located in Italy are entitled to receive certain severance payments based on the length of the employment. As of December 31, 2010, the Company had € 28.4 million reserved for such termination indemnities, with such reserves being equal to the amounts, calculated on a percentage basis, required by Italian law.
As a result of the credit crisis and economic downturn in 2008 that negatively affected order flows and the Group’s sales numbers, the Company launched an industrial restructuring program in late 2008 in order to increase productivity while improving product quality. This restructuring program was based on the “Cassa Integrazione Guadagni” (or “CIG”), an Italian temporary lay-off program, and it involved on average 1,273 workers in the Group’s Italian facilities in 2008 and 2009.

Due to persistently difficult business conditions that continued to negatively affect the Group’s order flow also in 2009 and during almost the whole 2010, the Company entered into an important agreement with the trade unions on May 17 and 19, 2010, pursuant to which, in addition to renewing the CIG, the Company and the trade unions have agreed on the necessity of improving production efficiency by rationalizing the Group’s production in Italy. The extraordinary and temporary lay-off program, which was originally set to expire on June 16, 2010, was extended on June 15, 2010 for a further period of four months by the Ministry of Labor.
As a matter of fact, since general situation did not improve significantly, the Company entered into a further agreement with the trade unions on October 11,2010, pursuant to which, in addition to renewing the lay-off program (in Italian, “Cassa Integrazione Guadagni Straordinaria” — CIGS) for one year period, the Company and the trade unions have confirmed the need to improve the production efficiency by rationalizing the Group’s production in Italy. The average number of positions that is included the CIGS in the Group’s Italian facilities for 2010 is 1253.
Further initiatives taken by the HR department in order to let the Group recover its competitiveness, improve its customer service and enhance the relevant product quality. In particular, the HR department:
•
has launched a new organization, called “6x3 Brand Strategy,” with a focus on differentiation by brands, regions and distribution channels. The launch of this new organization has been considered necessary in order to assign clear responsibilities to people in achieving expected results within each macro-division. For the Group, this new organization is supposed to ensure the creation of value for consumers and stakeholders at all levels;

•
will be launching at a worldwide level an integrated ERP system for human resources management through a structured management and computerization of HR processes. The construction of a staff list database at a worldwide level will help to create a Business Intelligence and Reporting Integrated System and support Company decision -making on strategic issues; and

•
has confirmed the initiatives of retraining and re-qualification for workers participating in CIGS, in order to facilitate a more effective reintegration of such workers in the workplace through structured paths in the fields of IT and workplace safety.

The compensation policy, which considers organizational impacts and cost control measures, continues to be motivated by the values of meritocracy and selectivity. The compensation policy is compliant with labour market standards, attentive to internal equilibriums, successful in preserving the Group’s human resources while also making the Company attractive to potential valuable employees.
The Group also maintains a company intranet and, as a major employer in the Bari/Santeramo in Colle area, is an important participant in community life.

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
The following table sets forth information, as reflected in the records of the Company as of April 30, 2011, with respect to each person who owns 5% or more of the Company’s Ordinary Shares or ADSs:

	Number of	Percent
	Shares Owned	Owned
Pasquale Natuzzi (1)	29,358,089	53.5%
Schroder Investment Management North America Ltd. (2)	3,904,681	7.1%
Quaeroq CVBA (3)	2,760,400	5.0%

(1)
Includes ADSs purchased on April 18, 2008. If Mr. Natuzzi’s Ordinary Shares are aggregated with those held by members of the Natuzzi Family, the amount owned would be 32,158,091 and the percentage ownership of Ordinary Shares would be 58.7%.

(2)	According to the Schedule 13G filed with the SEC by Schroder Invetsment Management North America on February 23, 2011.

(3)	According to the Schedule 13G filed with the SEC by Quaeroq CVBA on November 18, 2008.
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
As of March 31, 2011, 54,853,045 Ordinary Shares were outstanding. As of the same date, there were 22,663,325 ADSs (equivalent to 22,663,325 Ordinary Shares) outstanding. The ADSs represented 41.3% of the total number of Natuzzi Ordinary Shares issued and outstanding.
Since certain ordinary shares and ADSs are held by brokers or other nominees, the number of direct record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States or of where the direct beneficial owners of such shares are resident.
Related Party Transactions
Transactions with related parties amounted to € 7.9 million in 2010 sales and € 2.5 million as at December 31, 2010 in trade receivables and were conducted at arm’s length, as noted in our 2010 financial statements. Other than the foregoing transactions, neither the Company nor any of its subsidiaries was a party to a transaction with a related party that was material to the Company or the related party, or any transaction that was unusual in its nature or conditions, involving goods, services, or tangible or intangible assets, nor is any such transaction presently proposed. During the same period, neither the Company nor any of its subsidiaries made any loans to or for the benefit of any related party. For purposes of the foregoing, “related party” has the meaning ascribed to it in Item 7.B of Form 20-F.

Item 8. Financial Information
Consolidated Financial Statements
Please refer to “Item 18. Financial Statements” of this annual report.
Export Sales
Export sales from Italy totaled approximately € 140.4 million in 2010 down 29.2% from 2009. That figure represents 44.1% of the Group’s 2009 net leather and fabric-upholstered furniture sales.
Legal and Governmental Proceedings
The Group is involved in legal proceedings, arising in the ordinary course of business with suppliers and employees.
As already reported in previous Financial Statements, Natuzzi S.p.A has been requested to pay social security contributions related to prior years. The Company benefited from a national exemption in connection with personnel employed under “Training and Work experience” contracts for the years 1995-2001. In 2004, the European Court of Justice disregarded such exemptions and the European Commission ordered the Italian Government to collect all of the relevant unpaid contributions. The National Institute for Social Security (“INPS”) then issued a bill of payment of about € 18 million, but the Company appealed to the Labor Courts of Bari and Matera, referencing its compliance with the law in force at the time and invoking the statute of limitations with respect to periods prior to February 2000. In 2009, the Bari Labor Court cancelled all of the contributions claimed, with the exception of € 0.67 million, which had already been paid. The Matera Labor Court has not decided yet, but the Company considers it likely that it will obtain the same decision it did from the Bari Labor Court, and has therefore estimated the relevant probable risk to be approximately € 0.89 million, which has also already been paid. The total amount paid for the two claims was € 1.56 million, of which € 0.48 million was accrued in the 2008 income statement and fully utilized in 2009, while the remaining € 1.08 million was recognized in the 2009 Statement of Operations.
The Company intends to request a refund since management and its advisors maintain that such formal assessments were issued in error by the competent authorities. See Note 20 to the Consolidated Financial Statements included in Item 18 of this annual report.
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
During 2010 the Group has charged to other income (expense), net the amount of 1,033 for the probable tax contingent liabilities related to income taxes and other taxes of some foreign subsidiaries. This amount represents the probable amount that could be claimed back by the tax authorities in case of tax audit. See Note 23 to the Consolidated Financial Statements included in Item 18 of this annual report.
For 2010, the Group also set up provisions of € 2.8 million for contingent liabilities related to several minor claims and legal actions arising in the ordinary course of business. See Note 23 to the Consolidated Financial Statements included in Item 18 of this annual report.
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
Dividends
Considering that the Group reported a negative net result in 2010 and the capital requirements necessary to implement the restructuring of the operations and its planned retail and marketing activities, the Group decided not to distribute dividends in respect of the year ended on December 31, 2010. The Group has also not paid dividends in each of the prior three fiscal years.
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

Significant Changes
The Chinese plant owned by the Group was subject to an expropriation process by local Chinese authorities since the plant is located on land that is intended for public utilities.
Negotiations involving the expropriation process began in 2009 and have now been concluded. The agreement setting forth the payment of compensation for the expropriated plant was signed with Chinese authorities on January 26, 2011. As compensation for this expropriation, the parties agreed upon a total indemnity of Chinese Yuan 420 million, which is equivalent to approximately €46 million based on the Yuan-euro exchange rate as of June 24, 2011. The Company has collected the full amount of the indemnity payment from the local Chinese authorities.
The Group has identified another area that would compensate for the production capacity reduction caused by the expropriation. The new production plant of 88,000 square meters was made ready in January 2011. The relocation process began in February 2011 and was completed, as planned, by the end of May 2011, after moving equipment and machinery to the new plant. The relocation has produced an approximately 20% manpower turn-over because of the distance of the new plant compared to the old one (around 35 kilometers). Management has already reabsorbed the turn-over effect by hiring new manpower by the end of April 2011. Furthermore, in order to minimize the imbalances on production capacity caused by the relocation, a new plant of 15,000 square meters was leased, starting in July 2010. This smaller plant is located 1 kilometer from the new production plant of 88,000 square meters and focuses on sofa sewing and assembly processes.
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
New York Stock Exchange

	Price per ADS (in US dollars)
	High	Low
2006	8.65	6.32
2007	9.60	4.36
2008	4.63	1.63
2009	3.51	1.00
2010	5.76	2.78

2008	High	Low
First quarter	4.63	3.20
Second quarter	4.10	3.16
Third quarter	4.04	2.61
Fourth quarter	3.43	1.63

2009	High	Low
First quarter	1.96	1.00
Second quarter	2.30	1.00
Third quarter	2.79	1.75
Fourth quarter	3.51	2.60

2010	High	Low
First quarter	5.76	3.258
Second quarter	4.987	2.95
Third quarter	3.71	2.78
Fourth quarter	3.80	3.04

Monthly data	High	Low
December 2010	3.31	3.07
January 2011	3.79	3.12
February 2011	4.72	3.75
March 2011	4.65	4.00
April 2011	4.75	4.20
May 2011	4.56	3.64
June 2011 (through June 24)	3.71	3.42
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
External Auditor — The auditing of the Company’s accounts is entrusted, as per current legislation, to an independent audit firm whose appointment falls under the competency of the Shareholders’ Meeting, upon the Board of Statutory Auditors opinion. In addition to the obligations set forth in national auditing regulations, Natuzzi’s listing on the New York Stock Exchange requires that the Audit firm issues a report on the Annual Report on Form 20-F, in compliance with the auditing principles generally accepted in the USA. Moreover, the Audit firm is required to issue an opinion on the efficacy of the internal control system applied to financial reporting.

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
In May 2009, the ordinary shareholders’ meeting of the Company approved a share buyback program as proposed by the Board of Directors. As of the date hereof, the share buyback program has not implemented and, in accordance with its terms, the Company is no longer able to purchase its shares as part of the aforementioned share buyback program
The Company does not own any of its ordinary shares.
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

Certain Contracts
As of June 2010, the Group has ceased all relationships with local contractors who were previously entrusted with approximately 7.8% of Natuzzi needs, primarily relating to the assembly of raw materials and finished parts into finished products. This termination led the Group to internalize the contractors’ production into its own Italian plants of Jesce and Ginosa.
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
For purposes of the summary, beneficial owners of Ordinary Shares or ADSs who are considered residents of the United States for purposes of the current income tax convention between the United States and Italy (the “Income Tax Convention”), and are not subject to an anti-treaty shopping provision that applies in limited circumstances, are referred to as “U.S. owners”. Beneficial owners who are citizens or residents of the United States, corporations organized under U.S. law, and U.S. partnerships, estates or trusts (to the extent their income is subject to U.S. tax either directly or in the hands of partners or beneficiaries) generally will be considered to be residents of the United States under the Income Tax Convention. Special rules apply to U.S. owners who are also residents of Italy, according to the new tax treaty signed on August 25, 1999, and applicable as of January 1, 2010.
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
Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the Company’s shares or ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends”. Dividends paid on the ADSs will be treated as qualified dividends if (i) the Company is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The Income Tax Convention has been approved for the purposes of the qualified dividend rules. Based on the Company’s audited financial statements and relevant market and shareholder data, the Company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2010 taxable year. In addition, based on the Company’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC for its 2011 taxable year.
The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or common stock and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to treat dividends as qualified for tax reporting purposes. Because such procedures have not yet been issued, it is not clear whether the Company will be able to comply with the procedures. Holders of the Company’s shares and ADSs should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of the considerations discussed above and their own particular circumstances.
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

Taxation of Capital Gains
i) Italian Tax Considerations — Under Italian law, capital gains tax (“CGT”) is levied on capital gains realized by non-residents from the disposal of shares in companies resident in Italy for tax purposes even if those shares are held outside of Italy. Capital gains realized by non-resident holders on the sale of non-qualified shareholdings (as defined below) in companies listed on a stock exchange and resident in Italy for tax purposes (as is the Company’s case) are not subject to CGT. In order to benefit from this exemption, such non-Italian-resident holders may need to file a certificate evidencing their residence outside of Italy for tax purposes.
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
Capital gains realized upon disposal of a “qualified” shareholding are partially included in the shareholders’ taxable income, for an amount equal to 49.72% with respect to capital gains realized as of January 1, 2009. If a taxpayer realizes taxable capital gains in excess of 49.72% of capital losses of a similar nature incurred in the same tax year, such excess amount is included in his total taxable income. If 49.72% of such taxpayer’s capital losses exceeds its taxable capital gains, then the excess amount can be carried forward and deducted from the taxable amount of similar capital gains realized by such person in the following tax years, up to the fourth, provided that it is reported in the tax report in the year of disposal.
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
ii) United States Tax Considerations — Gain or loss realized by a U.S. owner on the sale or other disposition of Ordinary Shares or ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the U.S. owner’s basis in the Ordinary Shares or the ADSs and the amount realized on the disposition (or its dollar equivalent, determined at the spot rate on the date of disposition, if the amount realized is denominated in a foreign currency). Such gain or loss will generally be long-term capital gain or loss if the U.S. owner holds the Ordinary Shares or ADSs for more than one year. The net amount of long-term capital gain recognized by a U.S. owner that is an individual holder before January 1, 2013 generally is subject to taxation at a maximum rate of 15%. Deposits and withdrawals of Ordinary Shares by U.S. owners in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

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
Item 11. Quantitative and Qualitative Disclosures About Market Risk
The following discussion of the Group’s risk management activities include “forward-looking statements” that involve risks and uncertainties. Actual results could differ materially from those projected in the forward looking statements. See “Item 3. Key Information—Forward Looking Information.” A significant portion of the Group’s net sales and its costs, are denominated in currencies other than the euro, in particular the U.S. dollar.
The Group is exposed to market risks principally from fluctuations in the exchange rates between the euro and other currencies, including in particular the U.S. dollar, and to a significantly lesser extent, from variations in interest rates.
Exchange Rate Risks
The Group’s foreign exchange rate risks in 2010 arose principally in connection with U.S. dollars, Canadian dollars, British pounds, Australian dollars, Japanese yen, Swiss francs, Norwegian kroner, Swedish kroner and Danish kroner.
As of December 31, 2010 and 2009, the Group had outstanding trade receivables denominated in foreign currencies totaling € 52.6 million and € 50.9 million, respectively, of which 56.6% and 53.8%, respectively, were denominated in U.S. dollars. On those same dates, the Group had € 18.0 million and € 14.6 million, respectively, of trade payables denominated in foreign currencies, principally U.S. dollars. See Notes 6 and 12 to the Consolidated Financial Statements included in Item 18 of this annual report.
As of December 31, 2010, the Company was a party to a number of forward exchange contracts (known in Italy as domestic currency swaps) as well as two option contracts (namely, “zero-cost collar” options), all of which are designed to hedge future sales denominated in U.S. dollars and other currencies. The Group does not use such foreign exchange contracts (both forward exchange and option-based contracts) for speculative trading purposes.
As of the same date, the notional amounts of all the outstanding foreign exchange derivatives totaled € 80.1 million, of which € 77.2 million represented by forward exchange contracts, and € 2.9 million represented by two “zero-cost collar” options (prudentially evaluated at the upper strike-price of each “zero-cost collar”). As of December 31, 2009, the euro equivalent of the notional amount of foreign exchange contracts (represented by forward contracts only) totaled € 42.6 million. At the end of 2010, such foreign exchange derivatives consisted mainly of forward exchange contracts with notional amounts of U.S.$ 41.0 million, € 11.9 million, Canadian dollar 16.6 million, British pound 7.5 million, Australian dollar 10.2 million, Japanese yen 255.0 million, Swiss franc 2.1 million, Norwegian kroner 8.8 million, Swedish kroner 8.5 million, Danish kroner 3.7 million. All of these forward contracts had various maturities extending through August 2011. In addition, there were two outstanding “zero-cost collar” option contracts whose overall notional amount totaled U.S.$ 4.0 million and which had delivery dates in January and February 2011. See Note 24 to the Consolidated Financial Statements included in Item 18 of this annual report.

The table below summarizes (in thousands of euro equivalent) the contractual amounts of foreign exchange derivatives (both forward contracts and zero-cost options) intended to hedge future cash flows from accounts receivable and sales orders as of December 31, 2010 and 2009:

Euro equivalent of contractual amounts of	December 31,
forward exchange contracts as of	2010	2009

U.S. dollars	€30,604	€15,323
Euro	12,200	10,714
Canadian dollars	12,081	1,915
British pounds	8,838	6,652
Australian dollars	7,149	5,164
Japanese yen	2,310	311

Swiss francs	1,584	795
Norwegian kroner	1,091	718
Swedish kroner	919	587
Danish kroner	497	470

Total	€77,273	€42,649

Euro equivalent* of contractual amounts of	December 31,
zero-costs collar options as of	2010	2009
U.S. dollars	€2,847	€8,095

Total	€2,847	€8,095

*
The euro equivalent is prudentially evaluated at the upper strike-price of each “zero-cost collar.” Depending on the market price of the EURUSD exchange rate at every single maturity, the euro equivalent (in thousands) coming from the exercise of the options would range from € 2,847 to € 3,012.

As of December 31, 2010, these foreign exchange derivatives (including both forward contracts and “zero-cost collar” options) had a net unrealized loss of € 0.9 million, compared to a net unrealized loss of € 0.1 million as of December 31, 2009. The Group recorded this amount in “other income (expense), net” in its Consolidated Financial Statements. See Note 23 to the Consolidated Financial Statements included in Item 18 of this annual report.

The following table presents information regarding the contract amount (including both forward and option contracts) in thousands of euro equivalent and the estimated fair value of all of the Group’s foreign exchange derivatives. Derivative contracts with unrealized gains are presented as “assets” and derivative contracts with unrealized losses are presented as “liabilities.”

	December 31, 2010		December 31, 2009
	Contract	Unrealized	Contract	Unrealized
	Amount	gains (losses)	Amount	gains (losses)
Assets	40,981	171	13,281	318
Liabilities	39,139	(1,059)	37,463	(380)

Total	€80,120	€(888)	€50,744	€(62)

The Group’s foreign exchange derivative contracts (including both forward and “zero-cost collar” options) as of December 31, 2010 had maturities of a maximum of eight months. The potential loss in fair value of all the Group’s foreign exchange contracts (including both forward and option contracts) as of December 31, 2010 that would have resulted from a hypothetical, instantaneous and unfavorable 10% change in currency exchange rates would have been approximately € 9.5 million. This sensitivity analysis assumes an instantaneous and unfavorable 10% fluctuation in exchange rates affecting the foreign currencies of all the Group’s hedging contracts.
For the accounting of transactions entered into in an effort to reduce the Group’s exchange rate risks, see Notes 3, 23 and 24 to the Consolidated Financial Statements included in Item 18 of this annual report.
Interest Rate Risks
To a significantly lesser extent, the Group is also exposed to interest rate risk. As of December 31, 2010, the Group had € 15.5 million (equivalent to 3.1% of the Group’s total assets as of the same date) in debt outstanding (short-term borrowings and long-term debt, including the current portion of such debt), which is for the most part subject to floating interest rates. See Notes 11 and 16 to the Consolidated Financial Statements included in Item 18 of this annual report.
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

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Item 15. Controls and Procedures
(a) Disclosure Controls and Procedures — The Company carried out an evaluation under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2010. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
Based on the Company’s evaluation of its disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2010 to provide reasonable assurance that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s applicable rules and forms, and that it is accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
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
The Company’s management assessed the effectiveness of its internal control over financial reporting as of December 31, 2010. Based on such assessment, the Company’s management has concluded that as of December 31, 2010, the Company’s internal control over financial reporting was effective and that there were no material weaknesses in the Company’s internal control over financial reporting.
The effectiveness of internal control over financial reporting as of December 31, 2010 has been audited by Reconta Ernst & Young S.p.A., an independent registered public accounting firm, as stated in their report on the Company’s internal control over financial reporting, which follows below.

(c ) Attestation Report of the Registered Public Accounting Firm
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Natuzzi S.p.A. and Subsidiaries
We have audited Natuzzi S.p.A. and Subsidiaries’ internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Natuzzi S.p.A. and Subsidiaries management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
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
In our opinion, Natuzzi S.p.A. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Natuzzi S.p.A. and Subsidiaries as of December 31, 2010 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the year then ended and our report dated June 28, 2011 expressed an unqualified opinion thereon.
/s/ Reconta Ernst & Young S.p.A.
Bari, Italy.
June 28, 2011

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
Item 16C. Principal Accountant Fees and Services
Reconta Ernst & Young S.p.A. (“Ernst & Young”, hereafter) has served as Natuzzi S.p.A.’s principal independent public auditor for fiscal year 2010 for which audited Consolidated Financial Statements appear in this Annual Report on Form 20-F.
KPMG S.p.A. (“KPMG”, hereafter) has served as Natuzzi S.p.A.’s principal independent public auditor for fiscal years 2008 and 2009, for which audited Consolidated Financial Statements appear in this Annual Report on Form 20-F.
The following table sets forth the aggregate fees billed and billable to the Company by its independent auditors, Ernst & Young in Italy and abroad during the fiscal years ended December 31, 2010 and KPMG for the fiscal year ended December 31 2009, for audit fees, audit—related fees, tax fees and all other fees for audit ICOFR (SOX 404).

	2010	2009
	(Expressed in thousands of euros)
Audit fees	821	1,056
Audit-related fees	—	—
Tax fees	86	—
Other fees	—	—

Total fees	907	1,056

Audit fees in the above table are the aggregate fees billed and billable in connection with the audit of the Company’s annual financial statements.
Tax fees consist of fees billed and billable in connection with the professional services rendered for tax compliance.

The Company’s audit committee has not established pre-approval policies and procedures for the engagement of our independent external auditors for services. The Company’s audit committee expressly pre-approves on a case-by-case basis any engagement of our independent auditors for audit and non-audit services provided to our subsidiaries or to us.
The previous Board of Statutory Auditors approved the fees of the previous independent external auditor, KPMG. The previous Board of Statutory Auditors also approved the fees of the new independent external auditor, Reconta Ernst & Young, which were appointed by the shareholders’ meeting held on April 30, 2010.
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
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
From January 1, 2010 to December 31, 2010, no purchases were made by or on behalf of the Company or any affiliated purchaser of the Company’s Ordinary Shares or ADSs.
Item 16F. Change in Registrant’s Certifying Accountant
None

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
More specifically, a director is not independent if such director or his/her immediate family members has certain specified relationships with the company, its parent, its consolidated subsidiaries, their internal or external auditors, or companies that have significant business relationships with the company, its parent or its consolidated subsidiaries. Ownership of a significant amount of stock is not a per se bar to independence. In addition, a three-year “cooling off ” period following the termination of any relationship that compromised a director’s independence must lapse before that director can again be considered independent.
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
Our Practice — Under Italian law, the compensation of executive directors is determined by the Board of Directors, while the Company’s shareholders determine the base compensation of all the Board members, including non-executive directors. Compensation of the Company’s executive officers is determined by the Chairman. The Company does not produce a compensation report. However, the Company discloses aggregate compensation of all of its directors in its annual financial statements prepared in accordance with Italian GAAP and in Item 6 of its annual report on Form 20F.
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
Our Practice — In January 2011, the Company’s Board of Directors approved the adoption of a compliance program to prevent certain criminal offenses, according to the Italian Decree 231/2001. The Company will implement this program over the next months. The Company has adopted a code of ethics that applies to all employees of the Company, including the Company’s Chief Executive Officer, Chief Financial Officer, and principal accounting officer. The Company believes that its code of ethics and the conduct and procedures adopted by the Company address the relevant issues contemplated by the NYSE standards applicable to U.S. companies noted above.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Natuzzi S.p.A. and Subsidiaries
We have audited the accompanying consolidated balance sheet of Natuzzi S.p.A. and Subsidiaries as of December 31, 2010 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Natuzzi S.p.A and Subsidiaries at December 31, 2010, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with established accounting principles in the Republic of Italy.
Established accounting principles in the Republic of Italy vary in certain significant respect from generally accepted accounting principles in the United States of America. Information relating to the nature and effect of such differences is presented in note 26 to the consolidated financial statements.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Natuzzi S.p.A. and Subsidiaries’ internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 28, 2011 expressed an unqualified opinion thereon.
/s/ Reconta Ernst & Young S.p.A.
Bari, Italy
June 28, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Natuzzi S.p.A.

We have audited the accompanying consolidated balance sheet of Natuzzi S.p.A. and subsidiaries (the ‘Natuzzi Group’) as of December 31, 2009, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the management of Natuzzi S.p.A.. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Natuzzi Group as of December 31, 2009, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2009, in conformity with established accounting principles in the Republic of Italy.

Established accounting principles in the Republic of Italy vary in certain significant respects from generally accepted accounting principles in the United States of America. Information relating to the nature and effect of such differences is presented in note 26 to the consolidated financial statements.

KPMG S.p.A.

Bari, Italy

June 24, 2010

Natuzzi S.p.A. and Subsidiaries
Consolidated Balance Sheets
as of December 31, 2010 and 2009
(Expressed in thousands of euros)

	Dec. 31, 2010	Dec. 31, 2009
ASSETS
Current assets:
Cash and cash equivalents (note 4)	61,094	66,330
Marketable securities (note 5)	4	4
Trade receivables, net (note 6)	95,815	97,045
Other receivables (note 7)	51,709	54,538
Inventories (note 8)	87,355	81,565
Unrealized foreign exchange gain (note 24)	171	318
Prepaid expenses and accrued income	1,334	1,415
Deferred income taxes (note 14)	1,078	702

Total current assets	298,560	301,917

Non current assets:
Property plant and equipment (note 9)	422,025	405,276
Less (accumulated depreciation)	(226,074)	(211,442)

Net property, plant and equipment (note 21)	195,951	193,834
Other assets (note 10)	9,345	12,813
Deferred income taxes (note 14)	—	—

Total assets	503,856	508,564

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Bank Overdrafts (note 11)	83	760
Current portion of long-term debt (note 16)	1,831	1,124
Accounts payable-trade (note 12)	64,317	66,499
Accounts payable-other (note 13)	27,617	29,266
Unrealized foreign exchange losses (note 24)	1,059	380
Income taxes (note 14)	2,952	3,708
Salaries, wages and related liabilities (note 15)	9,909	15,054

Total current liabilities	107,768	116,791

Long-term liabilities:
Employees’ leaving entitlement (note 3 (n) )	28,412	29,565
Long-term debt (note 16)	13,583	5,857
Deferred income taxes (note 14)	—	47
Deferred income for capital grants (note 3(m))	10,358	11,208
Other liabilities (note 17)	18,504	18,209

Shareholders’ equity (note 18):
Share capital	54,853	54,853
Reserves	42,780	42,780
Additional paid-in capital	8,282	8,282
Retained earnings	217,204	219,112

Total equity attributable to Natuzzi S.p.A. and Subsidiaries	323,119	325,027
Non-controlling interest (note 18)	2,112	1,860

Total Shareholders’ equity	325,231	326,887

Commitments and contingent liabilities (notes 20 and 23)	—	—

Total liabilities and Shareholders’ equity	503,856	508,564

See accompanying notes to the consolidated financial statements

Natuzzi S.p.A. and Subsidiaries
Consolidated Statements of Operations
Years ended December 31, 2010, 2009 and 2008
(Expressed in thousands of euros except per share data)

	2010	2009	2008
Net sales (note 21)	518,634	515,352	666,026
Cost of sales (note 22)	(321,501)	(329,742)	(478,770)

Gross profit	197,133	185,610	187,256

Selling expenses	(154,267)	(149,596)	(172,338)
General and administrative expenses	(42,468)	(46,585)	(49,914)

Operating income/(loss)	398	(10,571)	(34,996)

Other income/(expense), net (note 23)	(4,427)	3,121	(25,818)

Earning/(loss) before taxes and non-controlling interest	(4,029)	(7,450)	(60,814)

Income taxes (note 14)	(6,952)	(9,802)	(1,556)

Net income/(loss)	(10,981)	(17,252)	(62,370)
Net (Income)/loss attributable to Non-controlling interest	(97)	(434)	432

Net Income/(loss) attributable to Natuzzi S.p.A. and Subsidiares	(11,078)	(17,686)	(61,938)

Basic loss per share (note 3 (y))	(0.20)	(0.32)	(1.13)
Diluted loss per share (note 3 (y))	(0.20)	(0.32)	(1.13)
See accompanying notes to the consolidated financial statements

Natuzzi S.p.A. and Subsidiaries
Consolidated Statements of Changes in Shareholders’ Equity
Years ended December 31, 2010, 2009 and 2008
(Expressed in thousands of euros except number of ordinary shares)

				Additio		Equity
	Number of	Share		nal paid		attributable	Non-	Total Share
	ordinary	Capital		in	Retained	to Natuzzi	controlling	holders’
	shares	Amount	Reserves	capital	earnings	S.p.A.	interest	equity
Balances at December 31, 2007	54,824,227	54,824	42,292	8,282	306,199	411,597	146	411,743

Majority Shareholder contribution			488			488		488

Increase in share capital	28,818	29			(29)

Exchange difference on translation of financial statement					(4,929)	(4,929)	(1,081)	(3,848)

Net loss					(61,938)	(61,938)	(432)	(62,370)

Balances at December 31, 2008	54,853,045	54,853	42,780	8,282	239,303	345,218	795	346,013

Exchange difference on translation of financial statement					(2,505)	(2,505)	(45)	(2,550)

Purchase non-controlling Interest							(23)	(23)

Increase for capital contribution of non-controlling interest							699	699

Net Income (loss)					(17,686)	(17,686)	434	(17,252)

Balances at December 31, 2009	54,853,045	54,853	42,780	8,282	219,112	325,027	1,860	326,887

Exchange difference on translation of financial statement					9,170	9,170	155	9,325

Net Income (loss)					(11,078)	(11,078)	97	(10,981)

Balances at December 31, 2010	54,853,045	54,853	42,780	8,282	217,204	323,119	2,112	325,231

See accompanying notes to the consolidated financial statements

Natuzzi S.p.A. and Subsidiaries
Consolidated Statements of Cash Flows
Years ended December 31, 2010, 2009 and 2008
(Expressed in thousands of euros)

	2010	2009	2008
Cash flows from operating activities:
Net income/(loss) attributable to Natuzzi S.p.A. and Subsidiares	(11,078)	(17,686)	(61,938)
Adjustment to reconcile net income/(loss) to net cash provided by/(used in) operating activities
Non-controlling interest	97	434	(432)
Depreciation and amortization	23,419	26,565	31,086
Write off of Fixed Assets	—	595	1,189
Impairment of long lived Assets	—	—	4,703
Employees’ leaving entitlement	6,521	6,525	7,026
Deferred income taxes	(313)	3,743	(3,107)
Loss on disposal of assets	496	492	284
Unrealized foreign exchange (gain)/losses	1,038	(4,409)	5,417
Deferred income for capital grants	(748)	(850)	(1,274)
Change in assets and liabilities:
Receivables, net	1,232	16,903	(3,462)
Inventories	(5,791)	10,842	14,916
Prepaid expenses and accrued income	78	(157)	588
Accounts payable	2,600	(4,766)	(21,372)
Income taxes	(504)	1,910	213
Salaries, wages and related liabilities	(5,235)	(1,832)	(720)
Other liabilities	(1,778)	3,795	3,576
Employees’ leaving entitlement	(7,674)	(8,637)	(8,692)
Total adjustments	13,438	51,153	29,939

Net cash provided by/(used in) operating activities	2,360	33,467	(31,999)

Cash flows from investing activities:
Property, plant and equipment:
Additions	(14,006)	(4,191)	(11,884)
Disposals	1,122	1,137	174
Other assets	(3,046)	(4,382)	(4,097)
(Purchase)/Disposal of business, net of cash acquired	—	(1,040)	2,262

Net cash used in investing activities	(15,930)	(8,476)	(13,545)

Cash flows from financing activities:
Long-term debt:
Proceeds	9,557	3,900	2,038
Repayments	(1,124)	(699)	(691)
Short-term borrowings	(678)	(8,941)	2,125
Majority Shareholder Capital Contribution	—	—	488

Net cash provided by/(used in) financing activities	7,755	(5,740)	3,960

Effect of translation adjustments on cash	579	(228)	1,432
Increase/(decrease) in cash and cash equivalents	(5,236)	19,023	(40,152)
Cash and cash equivalents, beginning of the year	66,330	47,307	87,459
Cash and cash equivalents, end of the year	61,094	66,330	47,307
Supplemental disclosure of cash flow information:
Cash paid during the year for interest	155	130	327
Cash paid during the year for income taxes	9,146	5,258	1,399

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
1. Description of business and Group composition
The consolidated financial statements include the accounts of Natuzzi S.p.A. (‘Natuzzi’ or the ‘Company’) and of its subsidiaries (together with the Company, the ‘Group’). The Group’s primary activity is the design, manufacture and marketing of contemporary and traditional leather and fabric upholstered furniture. The subsidiaries included in the consolidation at December 31, 2010, together with the related percentages of ownership, are as follows:

	Percent of	Registered
Name	ownership	office	Activity
Italsofa Nordeste S.A.	100.00	Salvador, Brazil	(1)
Italsofa Shanghai Ltd	96.50	Shanghai, China	(1)
Softaly Shanghai Ltd	100.00	Shanghai, China	(1)
Natuzzi China Ltd.	100.00	Shanghai, China	(1)
Italsofa Romania	100.00	Baia Mare, Romania	(1)
Natco S.p.A.	99.99	Bari, Italy	(2)
I.M.P.E. S.p.A.	90.84	Qualiano,Italy	(3)
Nacon S.p.A.	100.00	Bari, Italy	(4)
Lagene S.r.l.	100.00	Bari, Italy	(4)
Natuzzi Americas Inc.	100.00	High Point, NC, USA	(4)
Natuzzi Iberica S.A.	100.00	Madrid, Spain	(4)
Natuzzi Switzerland AG	100.00	Kaltbrunn, Switzerland	(4)
Natuzzi Nordic	100.00	Copenaghen, Denmark	(4)
Natuzzi Benelux S.A.	100.00	Geel, Belgium	(4)
Natuzzi Germany Gmbh	100.00	Dusseldorf, Germany	(4)
Natuzzi Sweden AB	100.00	Stockholm, Sweden	(4)
Natuzzi Japan KK	100.00	Tokyo, Japan	(4)
Natuzzi Services Limited	100.00	London, UK	(4)
Natuzzi Trading Shanghai Ltd	100.00	Shanghai, China	(4)
Natuzzi Oceania Ltd	100.00	Sidney, Australia	(4)
Natuzzi Russia OOO	100.00	Moscow, Russia	(4)
Italholding S.r.l.	100.00	Bari, Italy	(5)
Natuzzi Netherlands Holding	100.00	Amsterdam, Holland	(5)
Natuzzi Trade Service S.r.l.	100.00	Bari, Italy	(6)
Natuzzi United Kingdom Limited	100.00	London, UK	(7)
Kingdom of Leather Limited	100.00	London, UK	(7)
La Galleria Limited	100.00	London, UK	(7)

(1)	Manufacture and distribution

(2)	Intragroup leather dyeing and finishing

(3)	Production and distribution of polyurethane foam

(4)	Distribution

(5)	Investment holding

(6)	Transportation services

(7)	Dormant

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
In March 2010 the Company incorporated a new subsidiary, Natuzzi Russia OOO, which owns a store and provides sales support for the Group in that country.
During October 2009, in an effort to maximize the efficiency of the Group’s organizational structure, Italsofa Bahia Ltd (97.99% owned by the Company) has been merged into the other Brazilian subsidiary Minuano Nordeste S.A. (wholly owned by the Company) whose name, further, was changed in Italsofa Nordeste S.A.. Subsequent to the merger, the Company acquired the remaining non-controlling interest for a consideration of 23. The acquisition did not result in any goodwill.
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

The results of the acquired business have been included in the consolidated statement of operations from the date of acquisition.
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

The results of the acquired business have been included in the consolidated statement of operations from the date of the acquisition.
During July 2008 the Company sold six retail stores to a third party for a consideration of 912. The stores disposed of are located in the central part of Italy. Leather and fabric upholstered furniture sold by these stores to final consumers were bought from Natuzzi.
2. Basis of preparation
The financial statements utilized for the consolidation are the financial statements of each Group company at December 31, 2010, 2009 and 2008. The 2010, 2009 and 2008 financial statements have been approved by the respective shareholders of the relevant companies.
The financial statements of subsidiaries are adjusted, where necessary, to conform to Natuzzi’s accounting principles and policies, which are consistent with Italian legal requirements governing financial statements considered in conjunction with established accounting principles promulgated by the Italian Accounting Profession (OIC).
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

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
The assets and liabilities of subsidiaries are consolidated on a line-by-line basis and the carrying value of intercompany investments held is eliminated against the related shareholder’s equity accounts. The non-controlling interests of consolidated subsidiaries are separately reported in the consolidated balance sheets and consolidated statements of operations. All intercompany balances and transactions are eliminated in consolidation.
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
c) Forward and collars exchange contracts
The Group enters into forward exchange contracts (known in Italian financial markets as domestic currency swaps) and, for a limited number of contracts, into so called “zero cost collars” exchange rate derivative instruments to manage its exposure to foreign currency risks. The Group does not enter into these contracts on a speculative basis, nor is hedge effectiveness constantly monitored. As a consequence of this, forward and collar exchange contracts are not used to hedge any on or off-balance sheet items. Therefore, at December 31, 2010, 2009 and 2008 all unrealized gains or losses on such contracts are recorded in other income (expense), net, in the consolidated statements of operations.
d) Financial statements of foreign operations
The financial statements of the foreign subsidiaries expressed in the foreign currency are translated directly into euro as follows: (i) year-end exchange rate for assets, liabilities, and shareholders’ equity, (ii) historical exchange rates for share capital and retained earnings, and iii) average exchange rates during the year for revenues and expenses. The resulting exchange differences on translation o is recorded as a direct adjustment to shareholders’ equity.
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
k) Impairment of long-lived assets and long-lived assets to be disposed of
The Company reviews long-lived assets, including intangible assets with estimable useful lives, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset with its recoverable value, which is the higher of a) future discounted cash flows expected to be generated by the asset or b) estimated fair value less costs to sell. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the recoverable value of the assets. Assets to be disposed of are reported at the lower of their carrying amount and their fair value less costs to sell. Estimated fair value is generally determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.
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
At December 31, 2010 and 2009 the deferred income for capital grants shown in the consolidated balance sheet amounts to 10,358 and 11,208, respectively.
The amortization of these grants recorded in net sales of the consolidated statement of operations for the years ended December 31, 2010, 2009 and 2008, amounts to 748, 953 and 990, respectively.
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
The expense recorded for the leaving entitlement for the years ended December 31, 2010, 2009 and 2008 was 6,793, 6,525 and 7,026, respectively.
The number of workers employed by the Group totalled 6,766 and 6,935 at December 31, 2010 and 2009, respectively.
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
q) Shipping and handling costs
Shipping and handling costs sustained to transport products to customers are expensed in the periods incurred and are included in selling expenses. Shipping and handling expenses recorded for the years ended December 31, 2010, 2009 and 2008 were 43,844, 37,249 and 52,658, respectively.

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
r) Advertising costs
Advertising costs are expensed in the periods incurred and are included in selling expenses. Advertising expenses recorded for the years ended December 31, 2010, 2009 and 2008 were 28,072, 31,938 and 28,007, respectively.
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
u) Research and development costs
Research and development costs are expensed in the period incurred. Research and development expenses were €7.0 million in 2010.
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
x) Leases
The Company has evaluated is existing lease contracts and concluded that all of its contracts are operating in nature. As such, lease expenses are recognized when incurred over the term of the lease.

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
y) Earnings (losses) per share
Basic earnings (losses) per share is calculated by dividing net earnings (losses) attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted earnings (losses) per share include the effects of the possible issuance of ordinary shares under share grants and option plans in the determination of the weighted average number of ordinary shares outstanding during the period. In 2008 share grants and options of 761,594, were excluded as their effect was anti dilutive. The following table provides the amounts used in the calculation of earnings (losses) per share:

	2010	2009	2008
Net earnings (loss) attributable to ordinary shareholders	(11,078)	(17,686)	(61,938)

Weighted-average number of ordinary shares outstanding during the year	54,853,045	54,853,045	54,850,643
Increase resulting from assumed conversion of share grants and options	—	—	—

Weighted-average number of ordinary shares and potential shares outstanding during the year	54,853,045	54,853,045	54,850,643

4. Cash and cash equivalents
Cash and cash equivalents are analyzed as follows:

	2010	2009
Cash on hand	248	176
Bank accounts in Euro	42,668	22,974
Bank accounts in foreign currencies	18,178	43,180

Total	61,094	66,330

The Company anticipates that its existing cash and cash equivalents resources, including availability under its credit facilities (see note 11) and cash flows from operations, will be adequate to satisfy its liquidity requirements through calendar year 2011. If available liquidity is not sufficient to meet the Company’s operating and debt service obligations as they come due, management’s plans include pursuing alternative financing arrangements or reducing expenditures as necessary to meet the Company’s cash requirements throughout 2011.
5. Marketable debt securities
Details regarding marketable debt securities are as follows:

	2010	2009
Foreign corporate bonds	4	4

Total	4	4

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
Further information regarding the Group’s investments in marketable debt securities is as follows:

		Gross unrealized		Fair
2010	Cost	Gains	Losses	value
Foreign corporate bonds	4	—	—	4

Total	4	—	—	4

		Gross unrealized		Fair
2009	Cost	Gains	Losses	value
Foreign corporate bonds	4	—	—	4

Total	4	—	—	4

The contractual maturity of the Group’s marketable debt securities at December 31, 2010 is between 1 — 5 years.
6. Trade receivables, net
Trade receivables are analyzed as follows:

	2010	2009

North American customers	35,930	33,778
Other foreign customers	43,766	46,951
Domestic customers	25,486	21,731
Trade bills receivable	6	3,915

Total	105,188	106,375
Allowance for doubtful accounts	(9,373)	(9,330)

Total trade receivables, net	95,815	97,045

Trade receivables are due primarily from major retailers who sell directly to their customers. Trade receivables due from related parties amounted to 2,597 as at December 31, 2010. Sales to related parties amounted to 7,939 in 2010. Transactions with related parties were conducted at arm’s length.
As of December 31, 2010, 2009 and 2008 and for each of the years in the three-year period ended December 31, 2010, the Company had customers who exceeded 5% of trade receivables and/or net sales as follows:

Trade receivables	N° of customers	% on trade receivables
2010	2	16%
2009	2	14%
2008	2	16%

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

Net sales	N° of customers	% net sales
2010	2	20%
2009	2	17%
2008	2	22%
In 2010, 2009 and 2008 one customer accounted for approximately 15%, 11% and 15% of the total net sales of the Group, respectively. This customer operates many furniture stores throughout the world.
The Company insures with a third party its collection risk in respect of a significant portion of accounts receivable outstanding balances, and estimates an allowance for doubtful accounts based on the insurance in place, the credit worthiness of its customers, as well as general economic conditions.
The following table provides the movements in the allowance for doubtful accounts:

	2010	2009	2008
Balance, beginning of year	9,330	8,615	5,699
Charges-bad debt expense	430	1,859	3,550
Reductions-write off of uncollectible accounts	(387)	(1,144)	(634)

Balance, end of year	9,373	9,330	8,615

Trade receivables denominated in foreign currencies at December 31, 2010 and 2009 totaled 52,606 and 50,875, respectively. These receivables consist of the following:

	2010	2009
U.S. dollars	29,799	27,354
Canadian dollars	7,357	9,517
British pounds	5,397	5,417
Australian dollars	4,384	4,883
Other currencies	5,669	3,704

Total	52,606	50,875

7. Other receivables
Other receivables are analyzed as follows:

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

	2010	2009
Receivable from National Institute for Social Security	16,057	19,626
Government capital grants	7,518	10,213
VAT	8,703	7,246
Receivable from tax authorities	5,069	7,024
Advances to suppliers	5,118	2,608
Other	9,244	7,821

Total	51,709	54,538

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
The Other caption primarily includes deposits and certain receivables related to employees.
8. Inventories
Inventories are analyzed as follows:

	2010	2009
Leather and other raw materials	47,760	42,802
Goods in process	11,323	12,254
Finished products	28,272	26,509

Total	87,355	81,565

As of December 31, 2010 and 2009 the provision for slow moving and obsolete raw materials and finished products included in inventories amounts to 8,093 and 8,201, respectively.
9. Property, plant and equipment and accumulated depreciation
Fixed assets are listed below together with accumulated depreciation.

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)

	Cost or	Accumulated	Annual rate of
2010	valuation	depreciation	depreciation
Land and industrial buildings	197,812	(58,861)	0 – 10%
Machinery and equipment	117,452	(97,922)	10 – 25%
Airplane	24,075	(9,389)	3%
Office furniture and equipment	24,053	(22,394)	10 – 20%
Retail gallery and store furnishings	32,258	(27,324)	25 – 35%
Transportation equipment	5,411	(4,695)	20 – 25%
Leasehold improvements	9,381	(5,489)	10 – 20%
Construction in progress	11,583	—	—

Total	422,025	(226,074)

	Cost or	Accumulated	Annual rate of
2009	valuation	depreciation	depreciation
Land and industrial buildings	193,700	(54,590)	0 – 10%
Machinery and equipment	118,122	(93,245)	10 – 25%
Airplane	24,075	(8,667)	3%
Office furniture and equipment	23,420	(21,120)	10 – 20%
Retail gallery and store furnishings	31,058	(24,217)	25 – 35%
Transportation equipment	5,821	(4,941)	20 – 25%
Leasehold improvements	8,508	(4,662)	10 – 20%
Construction in progress	572	—	—

Total	405,276	(211,442)

The increase of construction in progress is manly due to the construction of photovoltaic plant by the parent company.
In 2009 the Company, based on a third party independent appraisal, has modified the service life of the airplane. The 2009 effect on loss from continuing operations and net loss is 722 and 489, respectively.
The Company in October 2008, in order to improve its manufacturing efficiency, decided to close and sell a manufacturing facility located in Brazil in the State of Bahia. As a result of this decision the Company performed an impairment analysis in accordance with its accounting policy (an impairment test has to be carried out whenever the events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable) and determined that the carrying value of the manufacturing facility as of December 31, 2008 was more than the fair value less costs to sell. Therefore, as of December 31, 2008 the carrying value of the manufacturing facility was reduced to its fair value less costs to sell. This resulted in an impairment loss of 2,911, that was recorded under the line other income (expense), net of the consolidated statement of operations for the year ended December 31, 2008 (see note 23). Company’s management estimated the fair value of the manufacturing facility based on third-party independent appraisals.

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
As of December, 31 2009 the Company performed an impairment analysis and determined that the carrying value of the manufacturing facility as of December, 31 2009, net of impairment loss recorded in 2008, was less than the fair value less cost to sell. Company’s management estimated the fair value based on a third-party independent appraisal. Further, as of December 31, 2009 the carrying value net of the 2008 impairment loss of this manufacturing facility is analyzed as follows: 7,083 for the industrial building and 1,053 for machinery and equipment.
During 2010, the Company formally confirmed the decision to sell this manufacturing facility. The Company performed a new impairment analysis and determined that its carrying value as of December, 31 2010 was less than the fair value less cost to sell. The estimated fair value was based on a third-party independent appraisal. Further, as of December 31, 2010 the carrying value net of the 2008 impairment loss of this manufacturing facility is analyzed as follows: 8,020 for the industrial building and 1,193 for machinery and equipment. The changes from the 2009 carrying value are primarily due to the foreing exchange translation effect.
In addition, the Company in October 2008, in order to improve its manufacturing efficiency, decided to close and sell six industrial buildings utilized mainly as warehouses and located in the cities of Altamura and Matera nearby the Group’s headquarters in Italy. As a result of this decision the Company performed an impairment analysis in accordance with its accounting policy (that states that an impairment test has to be performed whenever the events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable) and determined that the carrying values of two of the six industrial buildings as of December 31, 2008 exceeded their respective fair value less costs to sell. Therefore, as of December 31, 2008 the carrying values of these two industrial buildings were reduced to their respective fair value less costs to sell. This resulted in an impairment loss of 1,792 recognized under the line other income (expense), net of the consolidated statement of operations for the year ended December 31, 2008 (see note 23). Company’s management estimated the fair value of these industrial buildings based on observable market transactions involving sales of comparable buildings and third party independent appraisals.
During 2009 the Company sold one of the four industrial buildings not impaired, for a cash consideration of 950, close to its carrying value.
As of December, 31 2009, the Company performed an impairment analysis on the remaining five buildings and determined that their carrying values as of December, 31 2009, net of impairment loss recorded in 2008, were less than the fair value less costs to sell. Company’s management estimated the fair value of these industrial buildings based on observable market transactions involving sales of comparable buildings and third party independent appraisals. Further, as of December 31, 2009 the carrying value net of the impairment loss of the five remaining industrial buildings was 9,944.
During 2010 none of the remaining mentioned buildings were sold by the Company and one of them was reactivated as consequence of demands for production made in Italy.

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
As of December, 31 2010, the Company, for the remaining four buildings, performed a new impairment analysis and determined that their carrying values as of December 31, 2010 were less than the respective fair value less costs to sell. Company’s management estimated the fair value of these industrial buildings based on observable market transactions involving sales of comparable buildings and third party independent appraisals. Further, as of December 31, 2010 the carrying value, net of the 2008 impairment loss, of the four remaining industrial buildings is 6,261.
As of December 31, 2009 and 2010 the Company, in accordance with its accounting policy, has classified the manufacturing facility of Brazil and the industrial buildings located in Italy under the line property, plant and equipment held and used of the consolidated balance sheet as there is a current expectation that it is more-likely-than not that these assets will be sold in the medium long-term period (more than one year from the consolidated balance sheet date).
10. Other assets
Other assets consist of the following:

	2010	2009

Software and other	32,698	28,952
Goodwill	9,136	9,136
Equity in affiliated enterprise	1,429	1,429

Total, gross	43,263	39,517
Less accumulated amortization	(33,918)	(26,704)

Total, net	9,345	12,813

The line software and other primarily includes software, trademarks and patents. At December 31, 2010 and 2009 the net book value of these assets may be analyzed as follows:

	Gross carrying	Accumulated	Net book
2010	amount	depreciation	value

Software	19,884	(14,345)	5,539
Trademarks, patents and other	12,814	(11,148)	1,666

Total	32,698	(25,493)	7,205

	Gross carrying	Accumulated	Net book
2009	amount	depreciation	value

Software	21,276	(13,746)	7,530
Trademarks, patents and other	7,676	(6,048)	1,628

Total	28,952	(19,794)	9,158

Amortization expense recorded for these assets was 3,850, 4,319 and 3,530 for the years ended December 31, 2010, 2009 and 2008, respectively. Estimated amortization expense for the next five years is 3,846 in 2011, 3,695 in 2012, 1,378 in 2013, 33 in 2014 and 4 in 2015.

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
At December 31, 2010 and 2009 the net book value of goodwill may be analyzed as follows:

	2010	2009

Gross carrying amount	9,136	9,136
Less accumulated depreciation	(8,425)	(6,910)

Net book value	711	2,226

The changes in the carrying amount of goodwill for the year ended December 31, 2010, 2009 and 2008 are as follows:

Balance as of December 31, 2008	3,403

Acquisition of four retail stores	651
Amortization	(1,828)

Balance as of December 31, 2009	2,226

Amortization	(1,515)

Balance as of December 31, 2010	711

At December 31, 2010 and 2009, investment in affiliated enterprise is accounted for under the equity method. This affiliated enterprise is Salena S.r.l., in which the Company owns 49%. Salena S.r.l. is engaged in the building construction sector. The Company has a significant influence on this entity.
During 2008 the Company sold all its investment (20% interest) in the affiliated enterprise Alfa Omega S.r.l., for a cash consideration of 1,350. The gain realized by the Company on this disposal was 133.
11. Bank overdrafts
Bank overdrafts consist of the following:

	2010	2009

Bank overdrafts	83	760
While bank overdrafts are payable on demand, bank borrowings consist of unsecured credit line agreements with banks and have various short maturities.
The weighted average interest rates on the above-listed short-term borrowings at December 31, 2010, 2009 and 2008 are as follows:

	2010	2009	2008

Bank borrowings	—	—	6.22%
Bank overdrafts	1.27%	1.18%	3.31%

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
Credit facilities available to the Group amounted to 44,777 and 45,850 at December 31, 2010 and 2009, respectively. The unused portion of these facilities, for which no commitment fees are due, amounted to 44,694 and 45,090 at December 31, 2010 and 2009, respectively.
12. Accounts payable-trade
Accounts payable-trade totaling 64,317 and 66,499 at December 31, 2010 and 2009, respectively, represent principally amounts payable for purchases of goods and services in Italy and abroad, and include 17,951 and 14,649 at December 31, 2010 and 2009, respectively, denominated in foreign currencies.
13. Accounts payable-other
Accounts payable-other are analyzed as follows:

	2010	2009

Provision for warranties	8,661	8,706
Advances from customers	7,221	6,820
Cooperative advertising and quantity discount	4,381	4,376
Withholding taxes on payroll and on others	2,636	2,571
Other	4,718	6,793

Total	27,617	29,266

The following table provides the movements in the provision for warranties:

	2010	2009	2008

Balance, beginning of year	8,706	10,717	8,627
Charges to profit and loss	2,112	227	4,735
Reductions for utilization	(2,157)	(2,238)	(2,645)

Balance, end of year	8,661	8,706	10,717

14. Taxes on income
Italian companies are subject to two enacted income taxes at the following rates:

	2010	2009	2008

IRES (state tax)	27.50%	27.50%	27.50%
IRAP (regional tax)	3.90%	3.90%	3.90%

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
In addition, on December 24, 2007 the Italian Parliament definitively approved the budget law (law n. 244) which enacted the changes to IRES and IRAP tax rate as from January 1, 2008 as follows: IRES tax rate passed from 33% to 27.50%; IRAP passed from 4,25% to 3,9%.
Therefore, the enacted IRES tax rate for 2010, 2009 and 2008 is 27.50% of taxable income. The enacted IRAP tax rate for 2010, 2009 and 2008 is 3.90%. Additional 1% IRAP tax rate is due in Puglia region.
Certain foreign subsidiaries enjoy significant tax benefits, such as corporate income tax exemptions or reductions of the corporate income tax rates effectively applicable, the most significant of which will expire in 2012. The tax reconciliation table reported below shows the effect of such “tax exempt income” on the Group’s 2010, 2009 and 2008 income tax charge.
Consolidated loss before taxes and non-controlling interest during 2010, 2009 and 2008, is analyzed as follows:

	2010	2009	2008

Domestic	(11,414)	(36,319)	(30,986)
Foreign	7,385	28,869	(29,828)

Total	(4,029)	(7,450)	(60,814)

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
The effective income tax rates for the years ended December 31, 2010, 2009 and 2008 were 172.5%, 131.6% and 2.6%, respectively. The actual income tax expense differs from the ‘expected’ income tax expense (computed by applying the state tax, which is 27.5% for 2010, 2009 and 2008, to income before income taxes and non-controlling interest) as follows:

	2010	2009	2008

Expected income tax (benefit) expense charge at full tax rates	(1,108)	(2,049)	(16,724)
Effects of:
- Tax exempt income	(1,376)	(2,570)	(2,489)
- Aggregate effect of different tax rates in foreign jurisdictions	(2,183)	(2,855)	(3,258)
- Italian regional tax	1,951	1,304	2,057
- Expiration and write off tax loss carry-forwards	1,080	—	—
- Non-deductible expenses	2,987	2,194	3,384
- Provisions for contingent liabilities	—	380	373
- Depreciation and impairment of goodwill	5	5	228
- Effect of net change in valuation allowance established against deferred tax assets	5,229	13,121	18,799
- Tax effect of unremitted earnings	366	271	(814)

Actual tax charge	6,952	9,802	1,556

The write off of tax loss carry-forwards is mainly due to the merger of two Brazilian subsidiaries that took place in 2009 for which, in 2010, the Group concluded that part of the tax loss carry-forwards of the entities merged would be disallowed. The tax loss carry-forwards written off were fully reserved and therefore have no net impact on the tax rate.
Total income taxes for the years ended December 31, 2010, 2009 and 2008 relate to earnings from operations.
Total income taxes for the years ended December 31, 2010, 2009 and 2008 are allocated as follows:

	2010	2009	2008

Current:
Italian	1,980	1,684	2,057
Foreign	5,285	4,375	2,606

Total (a)	7,265	6,059	4,663

Deferred:
Italian	—	—	—
Foreign	(313)	3,743	(3,107)

Total (b)	(313)	3,743	(3,107)

Total (a + b)	6,952	9,802	1,556

The tax years from January 1, 2006 for the majority of the Italian and Foreign companies are open to assessment for additional taxes.

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities at December 31, 2010 and 2009 are presented below:

	2010	2009

Deferred tax assets:
- Tax loss carry-forwards	58,424	62,240
- Provision for warranties	2,649	2,501
- Allowance for doubtful accounts	3,394	2,663
- Unrealized net losses on foreign exchange	1,013	833
Impairment loss of long-lived assets and others on fixed assets	2,177	1,959
- One-time termination benefits and others on personnel	666	562
- Inventory obsolescence	1,585	1,439
- Goodwill	1,768	1,384
- Intercompany profit on inventory	770	1,041
- Provision for contingent liabilities	1,049	1,163
- Provision for sales representatives	386	392
- Other temporary differences	707	1,092

Total gross deferred tax assets	74,588	77,269
- Less valuation allowance	(71,552)	(74,626)

Net deferred tax assets (a)	3,036	2,643

Deferred tax liabilities:
- Unrealized net gains on foreign exchange	—	(562)
- Unremitted earnings of subsidiaries	(1,222)	(856)
- Government grants	(570)	(570)
- Other temporary differences	(166)	—

Total deferred tax liabilities (b)	(1,958)	(1,988)

Net deferred tax assets (a + b)	1,078	655

A valuation allowance has been established for most of the deductible tax temporary differences and tax loss carry-forwards.
The valuation allowance for deferred tax assets as of December 31, 2010 and 2009 was 71,552 and 74,626, respectively. The net change in the total valuation allowance for the years ended December 31, 2010 and 2009 was a decrease of 3,074 and an increase of 12,174, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and the tax loss carry-forwards are utilized.
Given the cumulative loss position of the Company and of most of the Italian and foreign subsidiaries as of December 31, 2010 and 2009, management considered the scheduled reversal of deferred tax liabilities and tax planning strategies, in making this assessment. However, management after a reasonable effort as of December 31, 2010 and 2009 has not identified any relevant tax planning strategies prudent and feasible available to reduce the need for a valuation allowance. Therefore, at December 31, 2010 and 2009 the realization of the deferred tax assets is primarily based on the scheduled reversal of deferred tax liabilities.

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
Based upon this analysis, management believes it is more likely than not that Natuzzi Group will realize the benefits of these deductible differences and net operating loss carry-forwards, net of the existing valuation allowance at December 31, 2010 and 2009.
Net deferred income tax assets are included in the consolidated balance sheets as follows:

2010	Current	Non current	Total

Gross deferred tax assets	11,930	62,658	74,538
Valuation allowance	(10,705)	(60,848)	(71,501)

Net deferred tax assets	1,225	1,811	3,036
Deferred tax liabilities	(147)	(1,811)	(1,958)

Net deferred tax assets	1,078	—	1,078

2009	Current	Non current	Total

Gross deferred tax assets	11,860	65,409	77,269
Valuation allowance	(10,643)	(63,983)	(74,626)

Net deferred tax assets	1,217	1,426	2,643
Deferred tax liabilities	(515)	(1,473)	(1,988)

Net deferred tax assets	702	(47)	655

As of December 31, 2010 the tax loss carry-forwards of the Group total 205,939 and expire as follows:

2011	3,130
2012	42,695
2013	19,951
2014	35,735
2015	6,563
Thereafter	97,865

Total	205,939

As of December 31, 2010, taxes that are due on the distribution of the portion of shareholders’ equity equal to unremitted earnings of most of the subsidiaries is 1,222 (856 at December 31, 2009). The Group has provided for such taxes as the likelihood of distribution is probable.
The Group has not provided for such taxes, amounting to 47 (114 at December 31, 2009), for some subsidiaries for which the likelihood of distribution is remote and earnings are deemed to be permanently reinvested.

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
15. Salaries, wages and related liabilities
Salaries, wages and related liabilities are analyzed as follows:

	2010	2009

Salaries and wages	2,028	4,939
Social security contributions	4,488	6,987
Vacation accrual	3,393	3,128

Total	9,909	15,054

16. Long-term debt
Long-term debt at December 31, 2010 and 2009 consists of the following:

	2010	2009

2.25% long-term debt payable in annual equal instalments with final payment due May 30, 2015	1,437	1,702

0.25% long-term debt payable in semi-annual instalments with final payment due July 2013	1,497	1,305

3-month Euribor (360) plus a 1,0% spread long-term debt payable in quarterly instalments with final payment due August 2015	9,000	—

0.96% long-term debt payable in annual instalments with final payment due September 2010	—	74

0.74% long-term debt payable in annual instalments with final payment due April 2018	3,480	3,900

Total long-term debt	15,414	6,981
Less current instalments	(1,831)	(1,124)

Long-term debt, excluding current instalments	13,583	5,857

In 2010 the Company obtained, in connection with investments in photovoltaics (see note 9), a new long term floating-rate loan whose total nominal amount is 10,000 with instalments payable on a quarterly basis and with final payments due August 2015. This long term loan provides variable installments depending on the 3-month Euribor (360) plus a 1,0% spread. Out of the total amount, the Company received 9,000 in 2010 and the remaining part is supposed to be received by August 2011.
In 2009 the Company obtained a new long term debt whose amount, at December, 31 2009 and 2010 was 3,900 and 3,480, respectively.

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
Loan maturities after 2011 are summarized below:

2012	3,501
2013	3,255
2014	3,011
2015	2,486
Thereafter	1,330

Total	13,583

At December 31, 2010 and 2009 there are no covenants on the above long-term debt. In addition, at December 31, 2010 and 2009 there are no long-term debt denominated in foreign currencies.
Interest expense related to long-term debt for the years ended December 31, 2010, 2009 and 2008 was 116, 83 and 49 respectively. Interest expense is paid with the related instalment (quarterly, semi-annual or annual).
17. Other liabilities
Other liabilities consist of:

	2010	2009

Provision for contingent liabilities	15,268	14,952
One-time termination benefits	2,046	2,046
Termination indemnities for sales agents	1,190	1,211

Total	18,504	18,209

The Group is involved in a number of certain and probable claims (including tax claims) and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters, after the provision accrued (at December 31, 2010 and 2009 amounts to 15,268 and 14,952, respectively), will not have a material adverse effect on the Group’s consolidated financial position or results of operations.
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

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
18. Shareholders’ equity
The share capital is owned as follows:

	2010	2009

Mr. Pasquale Natuzzi	53.5%	53.5%
Mrs. Anna Maria Natuzzi	2.6%	2.6%
Mrs. Annunziata Natuzzi	2.5%	2.5%
Public investors	41.4%	41.4%

	100%	100%

An analysis of the reserves is as follows:

	2010	2009

Legal reserve	11,199	11,199
Monetary revaluation reserve	1,344	1,344
Government capital grants reserve	29,749	29,749
Majority shareholder capital contribution	488	488

Total	42,780	42,780

The number of ordinary shares issued at December 31, 2010 and 2009 is 54,853,045. The par value of one ordinary share is euro 1.
Italian law requires that 5% of net income of the parent company and each of its consolidated Italian subsidiaries be retained as a legal reserve, until this reserve is equal to 20% of the issued share capital of each respective company. The legal reserve may be utilized to cover losses; any portion which exceeds 20% of the issued share capital is distributable as dividends. The combined legal reserves totaled 11,668 and 11,592 at December 31, 2010 and 2009, respectively.
During 2008 the majority shareholder made a contribution of 488 recorded by the Company under shareholder’s equity in the line item “reserves”. This contribution was made based on the rules which regulate the cost reimbursement grants related to research and development costs.
No taxes would be payable on the distribution of the monetary revaluation reserve and government capital grants reserve.
The cumulative translation adjustment included in retained earnings of shareholders’ equity related to translation of the Group’s foreign assets and liabilities at December 31, 2010 was a debit of 5,840 (debit of 15,010 at December 31, 2009).
Non-controlling interest — Non-controlling interest shown in the accompanying consolidated balance sheet at December 31, 2010 is 2,112 (1,860 at December 31, 2009).

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
19. Share grants and options
In order to provide incentives to certain personnel, the shareholders of the Company on July, 23 2004 approved in its Shareholders’ Ordinary and Extraordinary Meeting the guidelines of a share incentive plan in favor of Natuzzi Group’s managers subject to assignment of Natuzzi S.p.A. shares. The 2004 plan covered the period 2005-2009. During this period the Company assigned performance share grants and performance share options related to the achievement of pre-determined levels of individual, enterprise and share price targets related to the years 2004 and 2005. The maximum number of shares to be issued in connection with the plan was 3,000,000, each with a nominal value of €1.00, of which 500,000 is in the form of restricted stock units and the remaining from the conversion of stock options. The Shareholders’ Meeting has delegated to the Board of Directors the regulation and management of the 2004 plan, and the responsibility for the issuance of the options and grants under the 2004 plan.
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

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
During 2010, 2009 and 2008 the Company did not grant any shares, options or additional options.
The total intrinsic value of shares exercised during the years ended December 31, 2008 was 50. During 2009 and 2008 there were no options and additional options exercised as the intrinsic value was negative (the exercise price as of January 2009, December 2008 exceeded the market value). The grant date fair value of shares vested during the year ended December 31, 2008 was 226.
On the basis of the plan the exercise price for the share grants was zero, while for the options and additional options it was euro 8.51 (U.S. dollars 11.84 at December 31, 2008 exchange rate). At December 31, 2008 the market price of Natuzzi’s shares was euro 1.72 (U.S. dollars 2.40 at December 31, 2008 exchange rate).
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
The bonus granted for 2009, included in salaries, wages and related liabilities (see note 15) was 1,054 which has been fully paid in cash, while the cash and share grant bonus incentives for 2010 and 2011 were withdrawn.
20. Commitments and contingent liabilities
Several companies of the Group lease manufacturing facilities and stores under non-cancellable lease agreements with expiry dates through 2023. Rental expense recorded for the years ended December 31, 2010, 2009 and 2008 was 15,284, 15,418 and 17,061, respectively. As of December 31, 2010, the minimum annual rental commitments are as follows:

2011	19,036
2012	19,154
2013	19,482
2014	19,823
2015	20,174
Thereafter	37,503

Total	135,172

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
Certain banks have provided guarantees at December 31, 2010 to secure payments to third parties amounting to 4,686 (5,798 at December 31, 2009). These guarantees are unsecured and have various maturities extending through December 31, 2015.
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
As of December 31 2009 the capital grants of 34,982 were secured by surety bonds for 11,595 from a bank. These surety bonds were unsecured and expired in 2010, when the Italian Ministry of Industrial Activities released the approvals of all investments made.
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

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
During 2009 and due to the receipt of formal binding assessments, the Company paid the rest on the initial request amount plus penalties and interest for a total amount of 1,558 and so the company utilized the provision of 475 and charged to other income (expense), net the amount of 1,080 (see note 23). The Company acted to request a refund as management and its advisors maintain that such formal assessments were issued in error by the competent authorities. Therefore, the Company for this contingent liability recognized a provision of nil, nil and 475 in the consolidated financial statements as of December 31, 2010, 2009 and 2008, respectively.
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
Net sales of upholstered furniture analyzed by coverings are as follows:

	2010	2009	2008

Upholstered furniture — Leather	431,089	413,751	535,178
Upholstered furniture — Fabric	29,441	36,805	52,607

Subtotal	460,530	450,556	587,785

Others	58,104	64,796	78,241

Total	518,634	515,352	666,026

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

	2010	2009	2008

Sales of upholstered furniture
United States of America	114,113	103,174	165,445
Italy	51,694	53,454	65,739
England	33,814	29,701	31,458
Canada	40,769	28,076	37,345
France	24,121	27,500	36,311
Spain	27,305	27,304	37,383
Belgium	23,251	26,665	27,572
Germany	18,318	24,491	27,045
Holland	10,476	14,371	16,965
Australia	15,157	12,118	16,172
Other countries (none greater than 2%)	101,512	103,702	126,350

Total	460,530	450,556	587,785

	2010	2009

Long lived assets
Italy	108,433	108,621
Romania	22,976	24,577
China	24,362	20,579
United States of America	15,431	14,982
Brazil	18,388	17,572
Other countries	6,361	7,503

Total	195,951	193,834

In addition, the Group also sells minor volumes of excess polyurethane foam, leather by-products and certain pieces of furniture (coffee tables, lamps and rugs) which, for 2010, 2009 and 2008 totaled 58,104, 64,796 and 78,241, respectively.
22. Cost of sales
Cost of sales is analyzed as follows:

	2010	2009	2008

Opening inventories	81,565	92,012	107,290
Purchases	208,737	195,783	301,811
Labor	75,772	78,505	97,720
Third party manufacturers	12,438	10,627	18,474
Other manufacturing costs	30,344	34,380	45,487
Closing inventories	(87,355)	(81,565)	(92,012)

Total	321,501	329,742	478,770

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
The line item “Other manufacturing costs” includes the depreciation expenses of property plant equipment used in the production of finished goods. This depreciation expense amounted to 11,457, 14,487 and 17,339 for the years ended December 31, 2010, 2009 and 2008, respectively.
23. Other income (expense), net
Other income (expense), net is analyzed as follows:

	2010	2009	2008

Interest income	576	482	1,614
Interest expense and bank commissions	(1,575)	(1,624)	(1,855)

Interest (expense) income, net	(999)	(1,142)	(241)

Gains (losses) on foreign exchange, net	1,935	6,931	(6,589)
Unrealized exchange losses on exchange derivative instruments, net	(888)	(62)	(4,471)

Gains (losses) on foreign exchange, net	1,047	6,869	(11,060)

Other, net	(4,475)	(2,606)	(14,517)

Total	(4,427)	3,121	(25,818)

Gains (losses) on foreign exchange, net are related to the following:

	2010	2009	2008

Net realized losses on exchange derivative instruments	(3,057)	(3,101)	(1,263)
Net realized gains (losses) on accounts receivable and payable	6,801	2,083	(6,281)
Net unrealized gains (losses) on accounts receivable and payable	(1,809)	7,949	955

Total	1,935	6,931	(6,589)

Other, net consists of the following:

	2010	2009	2008

Provisions for contingent liabilities	(3,812)	(3,846)	(3,200)
Settlement of INPS contingent liability	—	(1,080)	—
Impairment losses of long-lived assets	—	—	(4,703)
One-time termination benefits	—	—	(4,605)
Write off of fixed assets	(454)	(595)	(1,189)
Other, net	(209)	2,915	(820)

Total	(4,475)	(2,606)	(14,517)

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
Provisions for contingent liabilities — The Company has charged to other income (expense), net in 2010, 2009 and 2008 the amount of 3,812, 3,846 and 3,200, respectively, for the estimated probable liabilities related to some claims (including tax claims) and legal actions in which it is involved.
Below are reported the comments on 2010 legal and tax actions.
During 2010 the Group has charged to other income (expense), net the amount of 1,033 for the probable tax contingent liabilities related to income taxes and other taxes of some foreign subsidiaries. This amount represents the probable amount that could be claimed back by the tax authorities in case of tax audit.
For 2010 the remaining amount of 2,779 of the provisions for contingent liabilities is related to several minor claims and legal actions arising in the ordinary course of business.
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
Settlement of INPS contingent liability — As indicated in note 20 under the title “Commitments and contingent liabilities”, during 2009 the Company, following the receipt of formal binding assessments issued by the National Institute for Social Security (or “INPS”) has paid for 1,555 in cash. The Company recorded a provision of 475 in the consolidated financial statements as of December 31, 2008 which was fully utilized in 2009. The Company is a plaintiff in a suit in order to obtain the refund of that amount.

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
Impairment losses of long-lived assets — The Company in October 2008, in order to improve its manufacturing efficiency and in connection with the adoption of the three year business plan, decided to close and sell a manufacturing facility located in Brazil in the State of Bahia. As a result of this decision the Company performed an impairment analysis and determined that the carrying value of such manufacturing facility as of December 31, 2008 was more than the fair value less costs to sell. Therefore, as of December 31, 2008 the carrying value of such manufacturing facility was reduced to fair value less costs to sell. This resulted in an impairment loss of 2,911 recorded under the line other income (expense), net of the consolidated statement of operations for the year ended December 31, 2008. Company’s management estimated the fair value based on third-party independent appraisals.
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
One-time termination benefits — In light of the credit crisis and economic downturn started in 2007 that have negatively affected the order flows and the sales level, the Company in late 2008 in connection with the adoption of its 2009-2011 business plan and budget for 2009 approved by the its Board of Directors on October 17, 2008, and December, 15 2008, respectively, decided to terminate on a involuntarily basis a certain number of workers related to its Italian manufacturing facilities. Therefore, the Company on the basis of such decisions has charged in 2008 to other income, expense, net the one-time termination benefits, amounting to 4,605, to be recognized cash to 550 workers upon their involuntarily termination that should have occurred by the end of July 2009. For a certain number of these workers (No.76) the above termination benefits, for an amount of 2,093, was determined pursuant to an individual agreement reached by the Company during the first months of 2009; while for the rest of the workers (No. 474) the above termination benefits, for an amount of 2,512, was determined by the Company based on the current applicable Italian law and regulations for involuntarily termination of employees. The date of termination of work for such workers to be terminated on a involuntarily basis is at discretion of the Company and it should have occurred by the end of July 2009. Before or on December 31, 2008 the Company did not make any official announcement or notification to the terminated employees related to the above work termination plan and one-time termination benefits.
During 2009, the Company paid the one-time termination benefits to the workers terminated pursuant to an individual agreement reached during the first months of 2009 whilst the date of termination of the other employees, that is at discretion of the Company, should occur by the end of July 2011.

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
Write off of fixed assets — The write off of fixed assets include the net book value of those fixed assets that refer mainly to damaged items and that were no longer in conformity with the production quality standards. As of December 31, 2010, 2009 and 2008 the write off of fixed assets amount to 454, 595 and 1,189, respectively.
24. Financial instruments and risk management
A significant portion of the Group’s net sales and its costs are denominated in currencies other than the euro, in particular the U.S. dollar. The remaining costs of the Group are denominated principally in euros. Consequently, a significant portion of the Group’s net revenues are exposed to fluctuations in the exchange rates between the euro and such other currencies. The Group uses forward exchange contracts (known in Italy as domestic currency swaps) and zero cost collars to reduce its exposure to the risks of short-term declines in the value of its foreign currency denominated revenues. The Group uses such derivative instruments to protect the value of its foreign currency denominated revenues, and not for speculative or trading purposes.
The Group is exposed to credit risk in the event that the counterparties to the domestic currency swaps and zero cost collars fail to perform according to the terms of the contracts. The contract amounts of the domestic currency swaps and zero cost collars described below do not represent amounts exchanged by the parties and, thus, are not a measure of the exposure of the Group through its use of those financial instruments. The amounts exchanged are calculated on the basis of the contract amounts and the terms of the financial instruments, which relate primarily to exchange rates. The immediate credit risk of the Group’s domestic currency swaps is represented by the unrealized gains or losses on the contracts. Management of the Group enters into contracts with creditworthy counter-parties and believes that the risk of material loss from such credit risk to be remote. The table below summarizes in euro equivalent the contractual amounts of forward exchange contracts and zero cost collars used to hedge principally future cash flows from accounts receivable and sales orders at December 31, 2010 and 2009:

	2010	2009

U.S. dollars	33,451	23,418
Euro	12,200	10,714
Canadian dollars	12,081	1,915
British pounds	8,838	6,652
Australian dollars	7,149	5,164
Swiss francs	1,584	795
Norwegian kroner	1,091	718
Swedish kroner	919	587
Danish kroner	497	470
Japanese yen	2,310	311

Total	80,120	50,744

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
The following table presents information regarding the contract amount in euro equivalent amounts and the estimated fair value of all of the Group’s forward exchange and zero cost collar contracts. Contracts with a net unrealized gains are presented as ‘assets’ and contracts with net unrealized losses are presented as ‘liabilities’.

	2010		2009
	Contract	Unrealized	Contract	Unrealized
	amount	gains (losses)	amount	gains (losses)

Assets	40,981	171	13,281	318
Liabilities	39,139	(1,059)	37,463	(380)

Total	80,120	(888)	50,744	(62)

At December 31, 2010, 2009 and 2008, the exchange derivative instruments contracts had a net unrealized loss of 888, 62 and 4,471, respectively. These amounts are recorded in other income (expense), net in the consolidated statements of operations (see note 23).
Unrealized gains (losses) on forward exchange contracts are determined by using quoted prices in active markets for similar forward exchange contracts.
The fair value of zero cost collars is determined using pricing models developed based on the exchange rates in active markets.
Refer to note 3 (c) for the Group’s accounting policy on forward exchange contracts and zero cost collars.
25. Fair value of financial instruments
The following table summarizes the carrying value and the estimated fair value of the Group’s financial instruments:

	2010		2009
	Carrying	Fair	Carrying	Fair
	value	value	value	value

Assets:
- Marketable debts securities	4	4	4	4
Liabilities:
- Long-term debt	15,414	14,149	6,981	6,214
Cash and cash equivalents, receivables, payables and bank overdraft approximate fair value because of the short maturity of these instruments.
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
The calculation of net loss and shareholders’ equity in conformity with US GAAP is as follows:
Reconciliation of net loss:

	2010	2009	2008

Net loss attributable to Natuzzi S.p.A. and subsidiaries under Italian GAAP	(11,078)	(17,686)	(61,938)
Adjustments to reported income:
(a) Revaluation of property, plant and equipment	27	27	27
(b) Government grants	640	610	811
(c) Revenue recognition	(1,462)	(2,652)	2,330
(d) Goodwill and intangible assets	505	1,505	(2,634)
(e) Share grants and options	—	—	(2)
(f) Translation of foreign financial statements	2,896	(5,193)	753
(g) One-time termination benefits	—	(2,559)	4,605
(h) Impairment of long-lived assets	—	(12)	400
Tax effect of US GAAP adjustments	(794)	223	(14)

Net loss in conformity with US GAAP	(9,266)	(25,737)	(55,662)

Basic loss per share in conformity with US GAAP	(0.17)	(0.47)	(1.02)

Diluted loss per share in conformity with US GAAP	(0.17)	(0.47)	(1.02)

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
Reconciliation of equity attributable to Natuzzi S.p.A. and Subsidiaries:

	2010	2009

Total equity attributable to Natuzzi S.p.A. and Subsidiaries under Italian GAAP	323,119	325,027
(a) Revaluation of property, plant and equipment	(480)	(507)
(b) Government grants	(10,787)	(11,427)
(c) Revenue recognition	(6,157)	(4,695)
(d) Goodwill and intangible assets	6,731	6,226
(f) Translation of foreign financial statements	6,933	13,208
(g) One-time termination benefits	2,046	2,046
(h) Impairment of long-lived assets	388	388
Tax effect of US GAAP adjustments	(3,494)	(2,700)

Equity attributable to Natuzzi S.p.A. and Subsidiaries in conformity with US GAAP	318,300	327,566

The condensed consolidated balance sheets as at December 31, 2010 and 2009, and the condensed consolidated statements of operations for the years ended December 31, 2010, 2009 and 2008, which include all the US GAAP differences commented below are as follows:
Condensed Consolidated Balance Sheets as at December 31, 2010 and 2009

	Dec. 31, 2010	Dec. 31, 2009
ASSETS
Current assets	289,630	295,125
Non current assets	218,868	225,962

Total assets	508,498	521,087

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	108,261	118,354
Long-term liabilities	79,825	73,307
Equity attributable to Natuzzi S.p.A. and Subsidiaries	318,300	327,566
Non-controlling interest	2,112	1,860

Total Liabilities and Shareholder’s’ Equity	508,498	521,087

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
Condensed Consolidated Statements of Operations Years Ended
December 31, 2010, 2009 and 2008

	2010	2009	2008
Net sales	510,755	506,026	670,130
Cost of sales	(321,892)	(333,667)	(496,905)

Gross profit	188,863	172,359	173,225
Selling expenses	(146,035)	(140,021)	(163,265)
General and administrative expenses	(42,468)	(46,585)	(49,916)

Operating income/(loss)	360	(14,247)	(39,956)
Other income/(expenses), net	(2,175)	(1,248)	(14,313)

Earning/(loss) before taxes and non-controlling interest	(1,815)	(15,495)	(54,269)
Income taxes	(7,354)	(9,808)	(1,825)

Net income/(loss)	(9,169)	(25,303)	(56,094)
Net (income)/loss attributable to the non-controlling interest	(97)	(434)	432

Net income/(loss) attributable to Natuzzi S.p.A. and Subsidiaries	(9,266)	(25,737)	(55,662)

The tables below sets forth the reconciliation of net sales and operating income (loss) from Italian GAAP to US GAAP for the years ended December 31, 2010, 2009 and 2008:
Reconciliation of net sales from Italian GAAP to US GAAP

	2010	2009	2008

Net sales Italian GAAP	518,634	515,352	666,026
(b) Government grants (reclassification)	(748)	(953)	(990)
(c) Revenue recognition (adjustment)	(4,893)	(5,144)	9,430
(j) Cost paid to resellers (reclassification)	(2,238)	(3,229)	(4,336)

Net sales US GAAP	510,755	506,026	670,130

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
Reconciliation of operating loss from Italian GAAP to US GAAP

	2010	2009	2008

Operating income (loss) Italian GAAP	398	(10,571)	(34,996)
(a) Revaluation property, plant and equipment (adjustment)	27	27	27
(b) Government grants (adjustment)	640	610	811
(c) Revenue recognition (adjustment)	(1,462)	(2,652)	2,330
(d) Goodwill and intangible assets (adjustment)	1,211	1,505	(2,634)
(e) Share grants and options (adjustment)	—	—	(2)
(g) One-time termination benefits	—	(2,559)	—
(h) Impairment of long-lived assets (reclassification)	—	—	(4,703)
(h) Impairment of long-lived assets (adjustment)	—	(12)	400
(i) Write-off of tangible assets (reclassification)	(454)	(595)	(1,189)

Operating income (loss) US GAAP	360	(14,247)	(39,956)

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
Amortization of deferred income related to grants recognized as revenues under Italian GAAP of 748, 953 and 990 for the years ended December 31, 2010, 2009 and 2008 respectively would be reclassified to depreciation expense and recorded in cost of goods sold under US GAAP, in the period such amounts are recognized.

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
(c) Under Italian GAAP, the Group recognizes sales revenue, and accrued costs associated with the sales revenue, at the time products are shipped from its manufacturing facilities located in Italy and abroad. Most of the products are shipped from factories directly to customers under terms that transfer the risks and ownership to the customer when the customer takes possession of the goods. These terms are “delivered duty paid”, “delivered duty unpaid”, “delivered ex quay” and “delivered at customer factory”. Delivery to the customer generally occurs within one to six weeks from the time of shipment.
US GAAP requires that revenue should not be recognized until it is realized or realizable and earned, which is generally at the time delivery to the customer occurs and the risks of ownership pass to the customer. Accordingly, the Italian GAAP for revenue recognition differs from US GAAP. The principal effects of this variance on the accompanying consolidated balance sheets as of December 31, 2010 and 2009 and related consolidated statements of operations for each of the years in the three-year period ended December 31, 2010 are indicated below:

	2010	2009
	Effects	Effects
	Increase	Increase
Consolidated balance sheets	(Decrease)	(Decrease)

Trade receivables, net	(23,500)	(18,607)
Inventories	14,570	11,818

Total effect on current assets (a)	(8,930)	(6,789)

Accounts payable-trade	(2,773)	(2,094)
Income taxes	—	(413)

Total effect on current liabilities (b)	(2,773)	(2,507)

Total effect on shareholders’ equity (a-b)	(6,157)	(4,282)

Consolidated statements of operations	2010	2009	2008

Net sales	(4,893)	(5,144)	9,430

Gross profit	(2,141)	(2,991)	3,149

Operating income (loss)	(1,462)	(2,652)	2,330

Net Income	(1,875)	(2,707)	2,709

(d) Under Italian GAAP, the Company amortizes the goodwill arising from business acquisitions on a straight-line basis over a period of five years. US GAAP states that goodwill acquired in a purchase business combination completed after July 1, 2001 is not amortized, but instead tested for impairment at least annually in accordance with provisions of Accounting Standards Codification (“ASC”) No. 350, Intangibles Goodwill and Other (Formerly FASB Statement No. 142). The Company tests its goodwill for impairment annually as of 31 December.

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
The changes in the carrying amount of goodwill, intangible assets and deferred taxes arising from business and asset acquisitions completed after July 1, 2001, are as follows:

	Goodwill		Intangibles		Deferred taxes
	US	Italian	US	Italian	US	Italian

Balance at December 31, 2007	7,760	6,686	6,281	—	(2,077)	(921)

Impairment of goodwill	(1,500)	—	—	—	—	—
Write off of goodwill	—	(776)	—	—	—	—
Impairment of an intangible asset	—	—	(3,583)	—	1,218	—
Amortization	—	(2,507)	(834)	—	274	(486)

Balance at December 31, 2008	6,260	3,403	1,864	—	(585)	(1,407)

Acquisition of stores	651	651	—	—	—	—
Amortization	—	(1,827)	(322)	—	100	(526)

Balance at December 31, 2009	6,911	2,227	1,542	—	(485)	(1,933)

Impairment of goodwill	(706)	—	—	—	—	—
Amortization	—	(1,516)	(305)	—	105	(476)

Balance at December 31, 2010	6,205	711	1,237	—	(380)	(2,409)

Estimated amortization expense of the intangible assets for the next five years is as follows: 295 in 2011, 295 in 2012, 167 in 2013, 110 in 2014 and 110 in 2015.
The above US and Italian GAAP goodwill is entirely related to a small operating unit named “Italian retail owned stores”. The 2010 impairment loss of such goodwill of 706, as indicated above, was therefore, entirely related to this operating unit. As part of its 2010 close process, Natuzzi revised its sales growth projections for the Italian retail owned stores as the recovery in the Italian retail furniture market failed to materialize with the strength anticipated, following the crisis of 2008 and 2009. Prospects for full economic recovery in Italy still remain uncertain, since private consumption is negatively impacted by a general weakness in the job market, high levels of public indebtedness, and a decreasing level of savings among families. Lastly, the recent social and political tensions in the Middle East and Northern Africa have added a further level of uncertainty on the supply-side, and, consequently, on the

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
purchasing power of private consumers. As a result of the factors described above, and the resulting revision for the subsequent years in the expected level of sales of finished products through its Italian retail owned stores, the Company concluded that the carrying value of the goodwill related to such operating unit as of December 31, 2010 was less than the fair value of the operating unit based on the step one impairment test required by ASC 350. The fair value as of December 31, 2010 was determined based on Discounted Cash Flows. As a result, the Company performed the required step two of the impairment test by comparing the implied fair value of goodwill to the carrying value of the goodwill, which resulted in the impairment charge of 706. The key inputs that were used in performing the impairment tests related to the estimated long term growth rate of 1%, the weighted average cost of capital equal to 9.9%, and an estimated average growth rate in sales of 6% for the subsequent years.
Based on that evaluation, on a operating unit basis, for the years ended December 31, 2010, 2009 and 2008 such goodwill was impaired to the extent of 706, nil, 1,500, respectively.
In 2009 Natuzzi performed its annual impairment review of goodwill and no impairment loss was recorded. The Company determined the implied fair value of the reporting unit on the Unlevered Discounted Cash Flow and compared it with the carrying value of goodwill. No impairment loss arose due, in particular, to the improvement in cash flow projections related to the on-going cost saving program and considered the relevant increase in the Company’s market capitalization. In addition, 2009 discount rate used to discount future cash flow and the expected level of sales of finished products remained substantially unchanged compared to 2008.
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
The difference between the carrying value of the goodwill under Italian GAAP (711) and US GAAP (6,205) is attributable to the classification and amortization differences discussed above.

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
The Company in October 2008, in order to improve its manufacturing efficiency and in connection with the adoption of the three year business plan, decided to close and sell a manufacturing facility located in Brazil in the State of Bahia. As a result of this decision the Company performed an impairment analysis and determined that the carrying value of such manufacturing facility as of December 31, 2008 exceeded the fair value (see note 9). Therefore, as of December 31, 2008 the carrying value of such group of assets was reduced to fair value. This resulted, in particular, in an impairment loss of 3,583 related to the intangible asset “export incentive benefit agreement” that was being depreciated over twelve years (as of December 31, 2008 its residual useful life was of seven years). Under this export incentive benefit agreement, the Company was entitled to receive incentives calculated according to a certain percentage of sales of products manufactured in this facility and exported outside Brazil. As of December 31, 2008 under US GAAP the carrying value of this intangible asset net of the above impairment loss was zero. The valuation of such intangible asset was zero due to the following circumstances occurred during 2008: (a) in late 2008 the Company, as indicated above, ceased production in this manufacturing facility and therefore was no longer entitled to the export incentive benefit; (b) the Company could not sell the export incentive benefit agreement to third parties nor use it in other manufacturing facilities as this incentive benefit agreement was granted exclusively for production in this facility located in the city of Pojuca, in the State of Bahia in Brazil. Under Italian GAAP this intangible asset, due to the classification and amortization differences discussed above, was considered as goodwill and depreciated in five years. Therefore as of December 31, 2008 the net book value of this goodwill was zero.
(e) Under Italian GAAP the Company does not record in the consolidated statement of operations the compensation expense related to share based compensation plans.
Effective January 1, 2006, the Company adopted FASB Statement No. 123(R) (codified in Accounting Standards Codification (“ASC”) No. 718, Compensation — Stock Compensation). This statement replaces FASB Statement No. 123, Accounting for Stock-Based Compensation (Statement 123) and supersedes APB No. 25. ASC 718 requires that all stock-based compensation be recognized as an expense in the financial statements and that such cost be measured at the fair value of the award. This statement was adopted using the modified prospective method of application, which requires the Company to recognize compensation cost on a prospective basis. Therefore, prior years’ financial statements have not been restated. Under this method, the Company recorded stock-based compensation expense for awards granted prior to, but not yet vested as of January 1, 2006, using the fair value amounts determined for pro forma disclosures under Statement 123.
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

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
The cash bonus granted for 2009 of 1,054, which is included in salaries, wages and related liabilities (see note 15) has been fully paid in cash during 2010.
During 2010, 2009, 2008, 2007 and 2006 Natuzzi did not launch any new stock awards plan. Therefore, as of the effective date of Statement 123 (R) on January 1, 2006 and as of December 31, 2010, 2009 and 2008 the only stock awards plan in place is the one described in note 19 and launched by the Company during 2004.
As of December 31, 2010, 2009 and 2008 for US GAAP purposes the Company for its compensation cost related to its stock awards plan recorded a cost of nil, nil and 2, respectively.
Under current Italian tax legislation, issuance of shares to satisfy share based compensation plans does not result in a deduction for tax purposes and, as such, no deferred taxation impacts have been recognized for US GAAP.
(f) Under Italian GAAP effective on December 31, 2005, the financial statements of the foreign subsidiaries expressed in a foreign currency (which has been determined to be the functional currency) are translated directly into euro as follows: (i) year-end exchange rate for assets and liabilities, (ii) historical exchange rates for share capital and retained earnings, and (iii) average exchange rates during the year for revenues and expenses. The resulting exchange differences on translation is recorded as a direct adjustment to shareholders’ equity (see note 3 (d)).
Under US GAAP as of December 31, 2010, 2009 and 2008 the Natuzzi’s foreign subsidiaries financial statements have been translated on the basis of the guidance included in Accounting Standards Codification (“ASC”) No. 830-20, Foreign Currency Transactions (Formerly FASB Statement No. 52). Under US GAAP, foreign subsidiaries are considered to be an integral part of Natuzzi due to various factors including significant intercompany transactions, financing, and cash flow indicators. Therefore, the functional currency for these foreign subsidiaries is the functional currency of the parent, namely the euro. As a result all monetary assets and liabilities are remeasured, at the end of each reporting period, using euro and the resulting gain or loss is recognized in the consolidated statements of operations. For all non monetary assets and liabilities, share capital and retained earnings historical exchange rates are used. The average exchange rates during the year are used for revenues and expenses, except for those revenues and expenses related to assets and liabilities translated at historical exchange rates. The resulting exchange differences on translation are recognized in the statements of operations.
At December 31, 2010, 2009 and 2008 the US GAAP difference arises due to the requirement to use the local currency as the functional currency under Italian GAAP as compared to US GAAP, which requires that the functional currency be determined based on certain indicators which may, or may not result in the local currency being determined to be the functional currency. Consequently, the Company recorded in the US GAAP reconciliation (a) income of 2,896 for 2010, loss of 5,193 for 2009 and income of 753 for 2008, respectively; and (b) an increase in shareholders’ equity of 6,933 and 13,208 for 2010 and 2009, respectively.

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
(g) Under Italian GAAP, the Company has recognized in the consolidated statement of operations for the year ended December 31, 2008 the cost of one-time termination benefits of 4,605 related to the employees to be terminated on a involuntary basis as indicated in the plan of termination (see note 23). In accordance with Italian GAAP this cost has been recognized in 2008 as in such year the Company has formally decided to adopt the termination plan (approval by the Board of Directors) and is able to reasonably estimate the related one-time termination benefits. Before or on December 31, 2008 the Company did not make any official announcement or notification to the terminated employees related to the work termination plan and one-time termination benefits. Under Italian GAAP for the recognition of the cost for the termination benefits related to the terminated workers the communication or announcement to third parties of the plan of termination of workers is not relevant.
Accounting Standards Codification (“ASC”) No. 715, Compensation — Retirement Benefits (Formerly FASB Statement No. 146), paragraph 8 states that the liability for the one-time termination benefits provided to current employees that are involuntarily terminated under the terms of a benefit arrangement that, in substance, is not an ongoing benefit arrangement or an individual deferred compensation contract is measured and recognized if a one-time arrangement exist at the date the plan of termination meets all the following criteria and has been communicated to the employees: (a) management, having the authority to approve the action, commits to a plan of termination; (b) the plan identifies the number of employees to be terminated, their job classifications or functions and their locations, and the expected completion date; (c) the plan establishes the terms of the benefit arrangement, including the benefits that employees will receive upon termination (including but not limited to cash payments), in sufficient detail to enable employees to determine the type and amount of benefits they will receive if they are involuntarily terminated; (d) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.
Therefore, on the basis of the above discussion, the Italian GAAP for recognition in the consolidated statement of operations for the year ended December 31, 2008 of the one-time termination benefits of 4,605 related to the employees to be terminated involuntarily differs from US GAAP.
Under US GAAP, considering the guidance of ASC 715, the one-time termination benefits of 4,605 has to be recorded in the consolidated statement of operations when the termination plan is communicated to the employees and meets all the criteria indicated in paragraph 8 of FASB Statement No. 146. Therefore, under US GAAP the cost of the one-time termination benefits of 4,605 had been reversed out of the consolidated statement of operations for the year ended December 31, 2008.
During 2009, the Company paid one-time termination benefits on the separation date to workers terminated for a cash consideration of 2,559 charged under the line cost of sales under US GAAP in the consolidated statement of operations for the year ended December 31, 2009.

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
The residual difference of equity under Italian GAAP and US GAAP, for an amount of 2,046 is attributable to the remaining workers that the Company decided to terminate on an involuntary basis (see notes 17 and 23).
(h) The Company in October 2008, in order to improve its manufacturing efficiency and in connection with the adoption of the three year business plan, decided to close and sell a manufacturing facility located in Brazil in the State of Bahia. As a result of this decision the Company, in accordance with its Italian accounting policy (see note 3 (k)), performed an impairment analysis and determined that the carrying value of such manufacturing facility as of December 31, 2008 was more than the fair value less costs to sell. Therefore, as of December 31, 2008 the carrying value of such manufacturing facility was reduced to fair value less costs to sell. This resulted in an impairment loss of 2,911, recorded under the line other income (expense), net of the consolidated statement of operations for the year ended December 31, 2008, in accordance with its Italian accounting policy (see note 23). Company’s management estimated the fair value based on third-party independent appraisals. In addition, as of December 31, 2008, 2009 and 2010 the Company, in accordance with its Italian accounting policy, has classified this manufacturing facility under the line property, plant and equipment held and used of the consolidated balance sheet (see note 9) as there is a current expectation that it is more-likely-than not that this asset will be sold in the medium long-term period (more than one year from the balance sheet date).
The Company in October 2008, in order to improve its manufacturing efficiency and in connection with the adoption of the three year business plan, decided to close and sell six industrial buildings utilized mainly as warehouses and located in the cities of Altamura and Matera nearby the Group’s headquarter in Italy. As a result of this decision the Company, in accordance with its Italian accounting policy (see note 3 (k)), performed an impairment analysis and determined that the carrying values of two of the six industrial buildings as of December 31, 2008 were more than the fair value less costs to sell. Therefore, as of December 31, 2008 the carrying values of these two industrial buildings were reduced to fair value less costs to sell. This resulted in an impairment loss of €1,792 recorded under the line other income (expense), net of the consolidated statement of operations for the year ended December 31, 2008 in accordance with its Italian accounting policy (see note 23). Company’s management estimated the fair value of such industrial buildings based on observable market transactions involving sales of comparable buildings and third party independent appraisals. In addition, as of December 31, 2008, 2009 and 2010 the Company, in accordance with its Italian accounting policy, has classified these industrial buildings under the line property, plant and equipment held and used in the consolidated balance sheet (see note 9) as there is a current expectation that it is more-likely-than not that these assets will be sold in the medium long-term period (more than one year from the consolidated balance sheet date).

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
In accordance with Accounting Standards Codification (“ASC”) No. 360-10, Impairment or Disposal of Long-Lived (Formerly FASB Statement No. 144), long lived assets (such as property, plant and equipment) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long lived asset or asset group be tested for possible impairment, an entity first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. Long lived assets or asset group to be disposed of by sale are classified as held for sale in the period in which are met all the six criteria indicated in ASC 360, and are measured at the lower of its carrying amount or fair value. If these six criteria are not met the assets are classified as held and used and measured as such as indicate above. In addition, in the statement of operations the impairment loss is classified as part of operating income.
Therefore, on the basis of the above discussion, as of December 31, 2010, 2009 and 2008 the Italian GAAP for measurement and classification in the consolidated statement of operations of the impairment loss related to the manufacturing facility of Brazil and industrial buildings of Italy differs from US GAAP.
Under Italian GAAP the measurement of the impairment loss of the manufacturing facility of Brazil and industrial buildings of Italy has been determined by the amount by which the carrying amount of the asset exceeds the fair value less costs to sell. Under US GAAP as the carrying value of these assets is not recoverable on an undiscounted cash flow basis, the impairment loss has been measured by the amount by which the carrying value exceeds its fair value. Therefore, at December 31, 2008 the difference between Italian GAAP and US GAAP for the measurement of the impairment losses was 400 and this is due to costs to sell. This amount has been reported in the US GAAP reconciliation for the year ended December 31, 2008. At December 31, 2009 and 2010 the difference between Italian GAAP and US GAAP is reduced to an amount of 388.
Under Italian GAAP the impairment losses of the manufacturing facility of Brazil and the industrial buildings of Italy of 4,703 have been classified under the line other income (expense), net in the consolidated statement of operations for the year ended December 31, 2008 (see note 23). Under US GAAP these impairment losses would be classified as cost of sales.
Further, there is no difference between Italian GAAP and US GAAP regarding the classification of the manufacturing facility of Brazil and industrial building of Italy in the consolidated balance sheets as of December 31, 2010, 2009 and 2008 as under both GAAP these assets are classified under the line property, plant and equipment held and used (see note 9).
(i) During 2010, 2009 and 2008 the Company under Italian GAAP has recognized the write-off of tangible assets of 454, 595 and of 1,189, respectively, as part of non operating loss. Under US GAAP such write-off charge would be included as part of operating loss.
(j) Under Italian GAAP certain costs paid to resellers are reflected as part of selling expenses. Under US GAAP, in accordance with Accounting Standard Codification (“ASC”) No. 605-50 Revenue Recognition — Customer Payments and Incentive (Formerly EITF 01-09), these costs should be recorded as a reduction of net sales. Such expenses include advertising contributions paid to resellers which amounted at December 31, 2010, 2009 and 2008 to 2,238, 3,229 and 4,336, respectively.

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
(k) Under Italian GAAP, the Company includes its warranty cost as a component of selling expenses in the consolidated statement of operations. Under US GAAP, warranty costs would be included as a component of cost of sales. For the years ended December 31, 2010, 2009 and 2008 warranty cost amounting to 4,104, 4,503 and 4,607, respectively, would be reclassified from selling expenses to cost of sales under US GAAP.
(l) Under Italian GAAP the Company includes income taxes in the provisions for contingent tax liabilities under the line other income (expense), net in the consolidated statement of operations. For the years ended December 31, 2010, 2009 and 2008 income taxes are approximately 392, 229 and 255, respectively. Under US GAAP these amounts would be classified in the line income taxes of the consolidated statements of operations.
(m) Under Italian GAAP the Company records a tax contingent liability (income tax exposure) when it is probable that the liability has been incurred and the amount of the loss can be reasonably estimated.
The Company adopted the provisions of FASB Statement No. 48 (codified in Accounting Standards Codification (“ASC”) No. 740-10, Income Taxes Overall,) on January 1, 2007. ASC 740 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a threshold of more-likely-than-not for recognition of tax benefits and liabilities on uncertain tax position taken or expected to be taken in a tax return. ASC 740 also provides related guidance on measurement, derecognition, classification, interest and penalties, and disclosure. As a result of the implementation of ASC 740 as of January 1, 2007, the Company did not recognize any increase or decrease in the liability for unrecognized tax benefits, in respect of the Italian GAAP.
There are no differences between the amounts recognized by the Company under ASC 740 and the amounts recognized under Italian GAAP.
The following table provides the movements in the liability for unrecognized tax benefits for the years ended December 31, 2010 and 2009:

	2010	2009

Balance, beginning of the year	1,944	1,715
Additions based on tax positions related to the current year	—	—
Additions for tax positions of prior years	87	351
Reductions due to statute of limitations expiration	(479)	(122)
Settlements	—	—

Balance, end of year	1,552	1,944

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
The Company recognized interest and penalties, accrued in relation to the uncertainties in income taxes disclosed above, in other income (expense), net. During the years ended December 31, 2010, 2009 and 2008, the Company recognized approximately 3, 216 and 42 in interest and penalties, respectively. The total provision for the payment of interest and penalties as at December 31, 2010 and 2009 amounted to approximately 1,715 and 1,717, respectively.
As of December 31, 2010 the Company expects that a possible decrease in amounts accrued for uncertainty in income taxes could occur in the next twelve months.
The following table reports the movements and the difference in amounts accrued under US GAAP and Italian GAAP with regard to accounting for the liability for unrecognized tax benefits:

	US GAAP	IT GAAP	Difference

Balance at January 1, 2010	1,944	1,944	—
Additions based on tax positions related to the current year	—	—	—
Additions for tax positions of prior years	87	87	—
Reductions due to statute of limitations expiration	(479)	(479)	—
Settlements	—	—	—

Balance at December 31, 2010	1,552	1,552	—

	US GAAP	IT GAAP	Difference

Balance at January 1, 2009	1,715	1,715	—
Additions based on tax positions related to the current year	—	—	—
Additions for tax positions of prior years	351	351	—
Reductions due to statute of limitations expiration	(122)	(122)	—
Settlements	—	—	—

Balance at December 31, 2009	1,944	1,944	—

	US GAAP	IT GAAP	Difference

Balance at January 1, 2008	1,460	1,460	—
Additions based on tax positions related to the current year	2	2	—
Additions for tax positions of prior years	483	483	—
Reductions due to statute of limitations expiration	(230)	(230)	—
Settlements	—	—	—

Balance at December 31, 2008	1,715	1,715	—

Under Italian GAAP the Company includes the provisions for income tax contingent liabilities under the line other liabilities of the non current part of the balance sheet. For the years ended December 31, 2010 and 2009 the above provisions for income tax contingent liabilities amount to 3,268 and 3,661, respectively.

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
Under US GAAP these amounts would be classified in part in the line income taxes of the current part of the balance sheet for the income taxes (1,552 and 1,944 for the years ended December 31, 2010 and 2009, respectively), and for the other part in the line accounts payable-other for penalties and interest (1,715 and 1,717 for the years ended December 31, 2010 and 2009, respectively) of the current part of the balance sheet.
(n) The consolidated statements of cash flows for the years ended December 31, 2010, 2009 and 2008 prepared by the Company under Italian GAAP is in conformity with US GAAP (Accounting Standards Codification (“ASC”) No. 230, Statement of Cash Flow (Formerly FASB Statement No. 95)).
Comprehensive Income — The Company has adopted the Accounting Standard Codification (“ASC”) No. 220, Comprehensive Income (Formerly FASB Statement No. 130), which established standards for the reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income/(loss) generally encompasses all changes in shareholders’ equity (except those arising from transactions with owners). The Company’s comprehensive income (loss) does not differ from its US GAAP net income (loss).
Accounting Standards Update(“ASU”) No. 2009-17, Improvements to Financial Reporting by Enterprises involved with Variable Interest Entities (Formerly FASB Statement No. 46R): In December 2009 the FASB issued ASU 2009-17 (Statement 167) that amends the guidance on variable interest entities in Accounting Standards Codification (“ASC”) No. 810, Improvements to Financial Reporting by Enterprises involved with Variable Interest Entities (Formerly FASB Statement No. 46R) related to the consolidation of variable interest entities. It requires reporting entities to evaluate former QSPEs for consolidation, changes the approach to determining a VIE’s primary beneficiary from a quantitative assessment to a qualitative assessment designed to identify a controlling financial interest, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a VIE. It also clarifies, but does not significantly change, the characteristics that identify a VIE. ASU 2010-10 is effective as of the beginning of a company’s first fiscal year that begins after November 15, 2009, and for subsequent interim and annual reporting periods. Early adoption is prohibited. The adoption of Accounting Standards Update(“ASU”) No. 2009-17, did not have any significant impact on the Company’s consolidated financial statements.

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
Recently issued Accounting Pronouncements
Recently issued but not yet adopted U.S. Accounting pronouncements relevant for the Company are as follows:
Accounting Standards Update (“ASU”) No. 2010-06, Fair Value Measurements and Disclosures: in January 2010 the FASB issued Accounting Standards Update (“ASU”) No. 2010-06, Fair Value Measurements and Disclosures. The standard amends certain disclosure requirements of Subtopic 820-10. This ASU provides additional disclosures for transfers in and out of Levels I and II and for activity in Level III. This ASU also clarifies certain other existing disclosure requirements including level of desegregation and disclosures around inputs and valuation techniques. The final amendments to the Accounting Standards Codification were effective for annual or interim reporting periods beginning after December 15, 2009, except for the requirement to provide the Level III activity for purchases, sales, issuances, and settlements on a gross basis. That requirement will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Early adoption is permitted. The amendments in the Update do not require disclosures for earlier periods presented for comparative purposes at initial adoption. The Company will make all required disclosures effective from January 1, 2011.
Accounting Standards Update (“ASU”) No. 2010-13, Compensation—Stock Compensation: in April 2010 the FASB issued Accounting Standards Update (“ASU”) No. 2010-13, Compensation—Stock Compensation. The objective of this Update is to address the classification of an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. FASB Accounting Standards CodificationTM Topic 718, Compensation—Stock Compensation, provides guidance on the classification of a share-based payment award as either equity or a liability. A share-based payment award that contains a condition that is not a market, performance, or service condition is required to be classified as a liability. This Update provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments in this Update do not expand the recurring disclosures required by Topic 718. The amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The Company is currently evaluating the provisions of this standard, but does not expect adoption to have a material impact on its financial position and results of operations.
Accounting Standards Update (“ASU”) No. 2009-13, Revenue Recognition (Topic 605): Multiple Deliverable Revenue Arrangements: in October 2009, the FASB issued Accounting Standards Update (ASU) 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements (EITF Issue No. 08-1, “Revenue Arrangements with Multiple Deliverables”). ASU 2009-13 amends FASB ASC Subtopic 605-25, Revenue Recognition—Multiple-Element Arrangements, to eliminate the requirement that all undelivered elements have vendor specific objective evidence of selling price (VSOE) or third party evidence of selling price (TPE) before an entity can recognize the portion of an overall arrangement fee that is attributable to items that already have been delivered. In the absence of VSOE and TPE for one or more delivered or undelivered elements in a multiple-element arrangement, entities will be required to estimate the selling prices of those elements. The overall arrangement fee will be allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity’s estimated selling price. Application of the “residual method” of allocating an overall arrangement fee between delivered and undelivered elements will no longer be permitted upon adoption of ASU 2009-13. Additionally, the new guidance will require entities to disclose more information about their multiple-element revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company expects that the adoption of ASU 2009-13 in 2011 will not have a material impact on its consolidated financial statements.

Natuzzi S.p.A. and Subsidiaries
Notes to consolidated financial statements
(Expressed in thousands of euros except as otherwise indicated)
Accounting Standards Update (“ASU”) No. 2010-28, Intangibles—Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts, a consensus of the FASB Emerging Issues Task Force (Issue No. 10-A): in December 2010, the FASB issued ASU 2010-28, Intangibles—Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts, a consensus of the FASB Emerging Issues Task Force (Issue No. 10-A). ASU 2010-28 modifies Step 1 of the goodwill impairment test under ASC Topic 350 for reporting units with zero or negative carrying amounts to require an entity to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are adverse qualitative factors, including the examples provided in ASC paragraph 350-20-35-30, in determining whether an interim goodwill impairment test between annual test dates is necessary. The ASU allows an entity to use either the equity or enterprise valuation premise to determine the carrying amount of a reporting unit. ASU 2010-28 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010 for a public company. The Company expects that the adoption of ASU 2010-28 will not have a material impact on its consolidated financial statements.
27. Subsequent events
The Chinese plant owned by the Group was subject to an expropriation process by local Chinese authorities since the plant is located on land that is intended for public utilities. Negotiations involving the expropriation process began in 2009 and were concluded in the first semester of 2011. The agreement setting forth the payment of compensation for the expropriated plant was signed with Chinese authorities on January 26, 2011. As compensation for the expropriation, the parties agreed upon a total indemnity of Chinese Yuan 420 million, which is equivalent to approximately €46 million based on the Yuan-euro exchange rate as of June 24, 2011. The Company expects to recognize a gain on this transaction.
Furthermore, on June 22, 2011 the subsidiary Natuzzi Americas Inc has reached for the 2005/2006 open assessment periods a settlement with U.S. Internal Revenue Service according to which Natuzzi Americas paid an amount of money in line with what accounted in the provision of FASB Statement No. 48 (codified in Accounting Standards Codification (“ASC”) No. 740-10, Income Taxes Overall, ASC 740).

SIGNATURE
The registrant, Natuzzi S.p.A., hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NATUZZI S.p.A.
By:	/s/ Pasquale Natuzzi
	Name:	Pasquale Natuzzi
	Title:	Chief Executive Officer

Date: June 30, 2011

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