Form 20-F/A
period 2010-12-31
NATUZZI S P A
filed 2011-09-15
CIK 900391

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 1)
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
Yes ☐      No ☑

Explanatory Note
This Annual Report on Form 20-F/A (“Form 20-F/A”) is being filed by Natuzzi S.p.A. (the “Registrant”) as Amendment No. 1 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010 (“Original Form 20-F”).
This Form 20-F/A is filed in its entirety and corrects a typographical error contained in Exhibit 13.1 (Certification of CEO and CFO Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002) to the Original Form 20-F. The Original Form 20-F referenced an incorrect fiscal year end date of December 31, 2009. The Form 20-F/A now correctly references the correct fiscal year end date of December 31, 2010. This Form 20-F/A also includes updated certification signatures and certification dates of the CEO and CFO in Exhibit 13.1 to reflect the date of this Form 20-F/A.
In addition, this Form 20-F/A includes updated certification signatures and certification dates of the CEO and CFO in Exhibits 12.1 and 12.2, respectively, (Certification Pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002) to reflect the date of this Form 20-F/A.
This Form 20-F/A makes no changes whatsoever to the financial statements of the Registrant or to the forepart of the Original Form 20-F as originally filed. Other than what is described above, this Form 20-F/A does not amend, update or restate the information in any other item of the Original Form 20-F as originally filed on June 30, 2011 or reflect any events that have occurred after the original filing of the Original Form 20-F on June 30, 2011.

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

SIGNATURE
The registrant, Natuzzi S.p.A., hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F/A on its behalf.

NATUZZI S.p.A.

By	/s/ Pasquale Natuzzi Name: Pasquale Natuzzi
Title: Chief Executive Officer
Date: September 15, 2011

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