Form 20-F
period 2011-12-31
NATUZZI S P A
filed 2012-04-30
CIK 900391

Natuzzi S.p.A

Annual Report on Form 20-F

2011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended: December 31, 2011

Commission file number: 001-11854

NATUZZI S.p.A.

(Exact name of Registrant as specified in its charter)

Republic of Italy

(Jurisdiction of incorporation or organization)

Via Iazzitiello 47, 70029, Santeramo in Colle, Bari, Italy

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

As of December 31, 2011 54,853,045 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.     Yes  ☐     No   ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).     Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                 Accelerated filer  ☒                 Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	IFRS ☐	Other ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.   ☐ Item 17     ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

i

ii

PRESENTATION OF FINANCIAL INFORMATION

In this annual report, references to “€” or “euro” are to the euro and references to “U.S. dollars,” “dollars,” “U.S.$” or “$” are to United States dollars.

Amounts stated in U.S. dollars, unless otherwise indicated, have been translated from the euro amount by converting the euro amounts into U.S. dollars at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) for euros on December 31, 2011 of U.S.$ 1.2973. The foreign currency conversions in this annual report should not be taken as representations that the foreign currency amounts actually represent the equivalent U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated.

The Consolidated Financial Statements included in Item 18 of this annual report are prepared in conformity with accounting principles established by the Italian Accounting Profession (“Italian GAAP”). These principles vary in certain significant respects from generally accepted accounting principles in the United States (“U.S. GAAP”). See Note 29 to the Consolidated Financial Statements included in Item 18 of this annual report. All discussions in this annual report are in relation to Italian GAAP, unless otherwise indicated.

In this annual report, the term “seat” is used as a unit of measurement. A sofa consists of three seats; an armchair consists of one seat.

The terms “Natuzzi,” “Company,” “Group,” “we,” “us,” and “our,” unless otherwise indicated or as the context may otherwise require, mean Natuzzi S.p.A. and its consolidated subsidiaries.

FORWARD-LOOKING INFORMATION

The Company makes forward-looking statements in this annual report. Statements that are not historical facts, including statements about the Group’s beliefs and expectations, are forward-looking statements. Words such as “believe,” “expect,” “intend,” “plan” and “anticipate” and similar expressions are intended to identify forward-looking statements but are not exclusive means of identifying such statements. These statements are based on management’s current plans, estimates and projections, and therefore readers should not place undue reliance on them. Forward-looking statements speak only as of the dates they were made, and the Company undertakes no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

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

The Consolidated Financial Statements, from which the selected consolidated financial data set forth below has been derived, were prepared in accordance with Italian GAAP, which differ in certain respects from U.S. GAAP. For a discussion of the principal differences between Italian GAAP and U.S. GAAP as they relate to the Group’s consolidated net loss and shareholders’ equity, see Note 29 to the Consolidated Financial Statements included in Item 18 of this annual report.

	Year Ended At December 31,
	2011	2011	2010	2009	2008	2007
	(millions of dollars, except per Ordinary Share)(1)	(millions of euro, except per Ordinary Share)
Statement of Operations Data:
Amounts in accordance with Italian GAAP :
Net sales:
Leather- and fabric-upholstered furniture	$595.5	€425.3	€460.5	€450.6	€587.8	€563.5
Other(2)	85.4	61.0	58.1	64.8	78.2	70.9

Total net sales	680.9	486.3	518.6	515.4	666.0	634.4
Cost of sales	(456.6)	(326.1)	(321.5)	(329.8)	(478.8)	(460.6)
Gross profit	224.3	160.2	197.1	185.6	187.2	173.8
Selling expenses	(202.0)	(144.3)	(154.3)	(149.6)	(172.3)	(173.9)
General and administrative expenses	(60.6)	(43.3)	(42.4)	(46.6)	(49.9)	(49.0)
Operating income (loss)	(38.4)	(27.4)	0.4	(10.6)	(35.0)	(49.1)
Operating income (loss) per Ordinary Share	(0.70)	(0.50)	0.01	(0.19)	(0.64)	(0.90)
Other income (expense), Net (3) (4) (5)	24.2	17.3	(4.4)	3.1	(25.8)	(2.6)
Income (loss) before taxes and minority interests	(14.1)	(10.1)	(4.0)	(7.5)	(60.8)	(51.7)
Income taxes	(12.5)	(8.9)	(7.0)	(9.8)	(1.5)	(11.4)
Income (loss) before non-controlling interests	(26.6)	(19.0)	(11.0)	(17.3)	(62.3)	(63.1)
Non-controlling interest	1.0	0.7	0.1	0.4	(0.4)	(0.5)
Net income (loss)	(27.6)	(19.7)	(11.1)	(17.7)	(61.9)	(62.6)
Net income (loss) per Ordinary Share	(0.50)	(0.36)	(0.20)	(0.32)	(1.13)	(1.14)
Dividends declared per share	—	—	—	—	—	—

Amounts in accordance with U.S. GAAP:
Net sales	$683.7	€488.3	€510.8	€506.0	€670.1	€635.9
Operating income (loss)	(36.4)	(26.0)	0.4	(14.2)	(40.0)	(46.4)
Operating income (loss) per Ordinary Share	(0.66)	(0.47)	0.01	(0.26)	(0.73)	(0.85)
Net income (loss)	(18.3)	(13.1)	(8.9)	(25.9)	(55.7)	(60.0)
Net income (loss) per Ordinary Share (basic and diluted)	(0.33)	(0.24)	(0.16)	(0.47)	(1.02)	(1.09)
Weighted average number of Ordinary Shares Outstanding	54,853,045	54,853,045	54,853,045	54,853,045	54,850,643	54,817,086

Balance Sheet Data :
Amounts in accordance with Italian GAAP :
Current assets	$426.0	€328.4	€298.6	€301.9	€318.5	€364.1
Total assets	662.9	511.0	503.9	508.6	543.8	617.5
Current liabilities	159.4	122.9	107.8	116.8	136.3	146.0
Long-term debt	14.0	10.8	13.6	5.9	3.3	2.1
Non-controlling interest	3.9	3.0	2.1	1.9	0.8	0.1
Shareholders’ equity attributable to Natuzzi S.p.A. and Subsidiaries (6)	402.8	310.5	323.2	325.0	345.2	411.6
Net Asset	406.7	313.5	325.3	326.9	346.0	411.7

Amounts in accordance with U.S. GAAP:
Total assets	$662.9	511.0	508.5	521.1	560.5	627.5
Shareholders’ equity attributable to Natuzzi S.p.A. and Subsidiaries	400.3	308.6	321.7	327.6	353.3	408.5
Net Asset	404.2	311.6	323.8	329.5	354.1	408.6

1)	Income Statement amounts are converted from euros into U.S. dollars by using the average Federal Reserve Bank of New York euro exchange rate for 2011 of U.S.$ 1.4002 per 1 euro. Balance Sheet amounts are converted from euros into U.S. dollars using the Federal Reserve Bank of New York Noon Buying Rate of U.S.$ 1.2973 per 1 euro as of December 31, 2011. Source: Bloomberg (USCFEURO Index).
2)	Sales included under “Other” principally consist of sales of polyurethane foam and leather to third parties and sales of living room accessories.
3)	Other income (expense), net is principally affected by gains and losses, as well as interest income and expenses, resulting from measures adopted by the Group in an effort to reduce its exposure to exchange rate risks. See “Item 5. Operating and Financial Review and Prospects — Results of Operations — 2011 Compared to 2010,” “Item 11. Quantitative and Qualitative Disclosures about Market Risk” and Notes 3, 26 and 27 to the Consolidated Financial Statements included in Item 18 of this annual report.
4)	Other income (expense), net in 2008 was negatively affected by the impairment losses of long-lived assets, a one-time employee termination benefit and the provision for contingent liabilities.
5)	Other income (expense), net in 2011 was positively affected by the net Chinese relocation compensation and negatively affected by the impairment losses of long-lived assets, a one-time employee termination benefit and the provision for contingent liabilities. See Note 26 to the Consolidated Financial Statements included in Item 18 of this annual report.
6)	Share capital as of December 31, 2011, 2010, 2009, 2008 and 2007 amounted to €54.9 million, €54.9 million, €54.9 million, €54.9 million and €54.8 million, respectively. Shareholder’s Equity represents the Total Equity attributable to Natuzzi S.p.A and its subsidiaries.

Exchange Rates

The following table sets forth, for each of the periods indicated, the Federal Reserve Bank of New York Noon Buying Rate for the euro expressed in U.S. dollars per euro.

Year:	Average(1)	At Period End
2007	1.3797	1.4603
2008	1.4695	1.3919
2009	1.3955	1.4332
2010	1.3216	1.3269
2011	1.4002	1.2973

Month ending on:	High	Low
31-Oct-2011	1.4172	1.3281
30-Nov-2011	1.3803	1.3244
31-Dec-2011	1.3487	1.2926
31-Jan-2012	1.3192	1.2682
29-Feb-2012	1.3463	1.3087
30-Mar-2012	1.3336	1.3025

(1)	The average of the Noon Buying Rates for the relevant period, calculated using the average of the Noon Buying Rates on the last business day of each month during the period. Source: Federal Reserve Statistical Release on Foreign Exchange Rates–Historical Rates for Euro Area; Bloomberg (USCFEURO Index)

The effective Noon Buying Rate on March 30, 2012 was U.S.$ 1.3334 to 1 euro.

Risk Factors

Investing in the Company’s ADSs involves certain risks. You should carefully consider each of the following risks and all of the information included in this annual report.

The Group has a recent history of losses; the Group’s future profitability and financial condition depend to a large extent on its ability to overcome macroeconomic and operational challenges – The Group reported net losses in 2011 (€ 19.6 million), 2010 (€ 11.1 million), 2009 (€ 17.7 million), 2008 (€ 61.9 million) and 2007 (€ 62.6 million), while it reported an operating loss of € 27.3 million in 2011 and an operating income of € 0.4 million in 2010 after three years of operating losses (€ 10.6 million in 2009, € 35.0 million in 2008 and € 49.1 million in 2007). In addition, the Group’s net sales declined from € 634.4 million in 2007 to € 486.4 million in 2011. As evidenced by these financial results, we may not be able to achieve or maintain profitability on a consistent basis.

The Group attributes its negative results in 2011 to a difficult macroeconomic environment affecting the furniture industry as a whole (particularly in mature markets such as Europe and the United States), including the European sovereign debt crisis and the consequent decline in consumer confidence, continued high levels in raw material prices, price competition from low-cost manufacturers and unfavorable currency conditions. See “Item 5. Operating and Financial Review and Prospects.” Operational challenges also contributed the Group’s losses over the past year. In particular, the relocation of our previous Chinese plant to a new Chinese plant during the first half of 2011 resulted in labor strikes, interruptions in the Group’s production cycle, additional costs and delays in order scheduling. The Group has also faced increased labor costs for some of its manufacturing plants operating abroad. See “Item 4. Information on the Company—Manufacturing” for further information.

Our results of operations in the future will depend on our ability to overcome these and other challenges. Our failure to achieve profitability in the future could adversely affect the trading price of our shares and our ability to raise additional capital and, accordingly, our ability to grow our business. There can be no assurance that we will succeed in addressing any or all of these risks, and the failure to do so could have a material adverse effect on our business, financial condition and operating results.

The worldwide economic downturn over the past few years has impacted the Group’s business and could continue to significantly impact our operations, sales, earnings and liquidity in the foreseeable future – Economic conditions deteriorated significantly in the United States and worldwide in late 2008 and general economic conditions did not fully recover in 2009. During 2010, the global economy started to show, on the whole, small signs of recovery, although there were considerable differences in the rate of recovery (if any) among regions.

During 2011, the global economy, after an encouraging first half, subsequently lost momentum. In the Euro-zone, as a consequence of weakening world economic growth and the sovereign debt crisis affecting Greece, Portugal, Spain, Italy and Ireland, the economic situation worsened in the latter part of 2011.

Prospects for full economic recovery, therefore, still remain uncertain, especially in the so-called western economies, where private consumption is negatively impacted by a general weakness in the job market, continuing vulnerability in the real-estate sector, a decreasing level of savings among families, high levels of public indebtedness in most developed countries, whose creditworthiness has been recently downgraded or put under review by major rating agencies, austerity measures designed to reduce public expenditures and decreased consumer credit and spending. Furthermore, the repercussions of the sovereign debt crisis in Europe are not easy to quantify: the persistent funding difficulties of Europe’s banking industry could diminish its ability to lend to the real economy, setting in motion a negative spiral of declining production, a weakening financial sector and sovereign debt risks. Lastly, social and political tensions in the Middle East and Northern Africa have added a further level of uncertainty on the supply-side, and, consequently, on the purchasing power of private consumers.

These persistently negative conditions have resulted in a decline in our sales and earnings over the past few years and could continue to impact our sales and earnings in the future. Sales of residential furniture are impacted by downturns in the general economy primarily due to decreased discretionary spending by consumers. The general level of consumer spending is affected by a number of factors, including, among others, general economic conditions, inflation, consumer confidence and the availability of consumer credit, all of which are generally beyond our control. Consumer purchases of residential furniture decline during periods of economic downturn, when disposable income is lower. The economic downturn also impacts retailers, our primary customers, and may result in the inability of our customers to pay the amounts owed to us. In addition, if our retail customers are unable to sell our products or are unable to access credit, they may experience financial difficulties leading to bankruptcies, liquidations, and other unfavorable events. If any of these events occur, or if unfavorable economic conditions continue to challenge the consumer environment, our future sales, earnings, and liquidity would likely be adversely impacted.

The Group’s ability to generate the significant amount of cash needed to service our debt obligations and our ability to refinance all or a portion of our indebtedness or obtain additional financing depends on multiple factors, many of which may be beyond our control – Our ability to make scheduled payments due on our existing and anticipated debt obligations, to refinance and to fund planned capital expenditure and development efforts will depend on our ability to generate cash. We will require generation of sufficient operating cash flow from our projects to service our current and future projected indebtedness. Our ability to obtain cash to service our existing and projected debts is subject to a range of economic, financial, competitive, legislative, regulatory, business and other factors, many of which are beyond our control. We may not be able to generate sufficient cash flow from operations to satisfy our existing and projected debt obligations, in which case, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments, or seek to raise additional capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the financial markets and our financial condition at such time. To the extent we have borrowings under bank overdrafts that are payable upon demand or which have short maturities, we may be required to repay or refinance such amounts on short notice, which may be difficult to do on acceptable financial terms or at all. At December 31, 2011, we had € 24.1 million of bank overdrafts outstanding. In addition, while we had € 94.0 million of cash and cash equivalents at December 31, 2011, a portion of this amount is held by our Chinese subsidiary and cannot be paid to us as a dividend without incurring withholding taxes. We cannot assure you that any refinancing or restructuring would be possible, that any assets could be sold, or, if sold, of the timing of the sales or the amount of proceeds that would be realized from those sales. We cannot assure you that additional financing could be obtained on acceptable terms, if at all, or would be permitted under the terms of our various debt instruments then in effect. Our failure to generate sufficient cash flow to satisfy our existing and projected debt obligations, or to refinance our obligations on commercially reasonable terms, would have an adverse effect on our business, financial condition and results of operations.

The Group’s operations have benefited in 2011 and in previous years from a temporary work force reduction program that, if not continued, may have an impact on the Group’s future performance – Due to the persistently difficult business environment that has negatively affected the Group’s order flow over the past few years, in September 2011 the Company renewed the agreement with the Italian trade unions pursuant to which it was entitled to benefit from the “Cassa Integrazione Guadagni Straordinaria” (or “CIGS”), an Italian temporary lay-off program, for a two-year period that will expire in October 2013. There is no guarantee that the Group will be able to renew this lay-off program upon the expiration of its two-year term and, if such lay-off program is not renewed, the future performance of the Group may be impacted. For more information see “Item 6. Directors, Senior Management and Employees”.

A failure to offer a wide range of products at different price-points could result in a decrease in our future earnings – The Group has been trying for the past few years to widen its price-point offerings in order to attract a wider base of consumers. The potential inability of the Group in achieving this goal may negatively affect the Group’s ability to generate future earnings.

Our growth strategy includes, in part, the development of new stores each year. If we and our dealers are not able to open new stores or effectively manage the growth of these stores, our ability to grow and our profitability could be adversely affected – Our ability and the ability of our dealers to identify and open new stores in desirable locations and operate such stores profitably is an important factor in our ability to grow successfully. We have in the past and will likely continue to purchase or otherwise assume operation of company-brand stores from independent dealers to the extent that such stores are considered strategic for the promotion of the Natuzzi brand. Increased demands on our operational, managerial, and administrative resources could cause us to operate our business, including our existing and new stores, less effectively, which in turn could cause deterioration in our profitability.

Demand for furniture is cyclical and may fall in the future – Historically, the furniture industry has been cyclical, fluctuating with economic cycles, and sensitive to general economic conditions, housing starts, interest rate levels, credit availability and other factors that affect consumer spending habits. Due to the discretionary nature of most furniture purchases and the fact that they often represent a significant expenditure to the average consumer, such purchases may be deferred during times of economic uncertainty such as those being experienced in some of our markets, such as the United States and, particularly, Europe.

In 2011, the Group derived 33.7% of its leather and fabric-upholstered furniture net sales from the Americas, 51.8% from Europe and 14.5% from the rest of the world. A prolonged economic slowdown in the United States and Europe may have a material adverse effect on the Group’s results of operations.

The Group operates principally in a niche area of the furniture market – The Group is a leading player in the production of leather-upholstered furniture, with 94.8% of net sales of upholstered furniture in 2011 derived from the sale of leather-upholstered furniture. Consumers have the choice of purchasing upholstered furniture in a wide variety of styles and materials, and consumer preferences may change. There can be no assurance that the current market for leather-upholstered furniture will not decrease.

The furniture market is highly competitive – The Group operates in a highly competitive industry that includes a large number of manufacturers. No single company has a dominant position in the industry. Competition is generally based on product quality, brand name recognition, price and service.

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

Competition has increased significantly in recent years as foreign producers from countries with lower manufacturing costs have begun to play an important role in the upholstered furniture market. Such manufacturers are often able to offer their products at lower prices, which increases price competition in the industry. In particular, manufacturers in Asia and Eastern Europe have increased competition in the lower-priced segment of the market. As a result of the actions and strength of the Group’s competitors and the inherent fragmentation in some markets in which it competes, the Group is continually subject to the risk of losing market share, which may lower its sales and profits.

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

Fluctuations in currency exchange rates have adversely affected and may adversely affect the Group’s results – The Group conducts a substantial part of its business outside of the euro zone. An increase in the value of the euro relative to other currencies used in the countries in which the Group operates will reduce the relative value of the revenues from its operations in those countries, and therefore may adversely affect its operating results or financial position, which are reported in euro. In addition to this risk, the Group is subject to currency exchange rate risk to the extent that its costs are denominated in currencies other than those in which it earns revenues. In 2011, a significant portion of the Group’s net sales, but only approximately 40% of its costs, were denominated in currencies other than the euro. The Group also holds a substantial portion of its cash and cash equivalents in currencies other than the euro, including a large amount in RMB received as compensation for the relocation of its Chinese manufacturing plant. The Group is therefore exposed to the risk that fluctuations in currency exchange rates may adversely affect its results, as has been the case in recent years. For more information, see Item 11, “Quantitative and Qualitative Disclosures about Market Risk.”

The Group faces risks associated with its international operations – The Group is exposed to risks that arise from its international operations, including changes in governmental regulations, tariffs or taxes and other trade barriers, price, wage and exchange controls, political, social, and economic instability in the countries where the Group operates, inflation, exchange rate and interest rate fluctuations. Any of these factors could have a material adverse effect on the Group’s results.

The price of the Group’s principal raw materials is difficult to predict – Leather is used in approximately 87.4% of the Group’s upholstered furniture production, and the acquisition of cattle hides represents approximately 20.0% of total cost of goods sold. The dynamics of the raw hides market are dependent on the consumption of beef, the levels of worldwide slaughtering, worldwide weather conditions and the level of demand in a number of different sectors, including footwear, automotive, furniture and clothing.

Introduction of a new integrated management system – In 2011, the Group adopted a new Enterprise Resource Planning system entitled “SAP” for its operations worldwide with the aim of enabling management to achieve better control over the Company through:

•	improved quality, reliability and timeliness of information;

•	improved integration and visibility of information stemming from different management functions and countries; and

•	optimization and global management of corporate processes.

The adoption of the new SAP system poses several challenges relating to, among other things, training of personnel, communication of new rules and procedures, changes in corporate culture, migration of data and the potential instability of the new system. The implementation of the SAP system has also involved a change in the management culture of the Company to create a more productive working environment and to better prepare for the transition to the new technological platform. To the extent the Group is unable to successfully manage the integration of the new SAP systems, as well as the challenges associated therewith, it may experience adverse consequences, including financial ones.

The Group’s past results and operations have significantly benefited from government incentive programs, which may not be available in the future – Historically, the Group derived significant benefits from the Italian Government’s investment incentive programs for under-industrialized regions in Southern Italy, including tax benefits, subsidized loans and capital grants. See “Item 4. Information on the Company—Incentive Programs and Tax Benefits.” In recent years, the Italian Parliament replaced these incentive programs with an investment incentive program for all under-industrialized regions in Italy, which is currently being implemented by the Group through grants, research and development benefits. There are no indications at this time that the Italian Government will implement new initiatives to support companies located in under-industrialized regions in Italy. Therefore, there can be no assurance that the Group will continue to be eligible for such grants, benefits or tax credits for its current or future investments in Italy.

In recent years, the Group has opened manufacturing operations in China, Brazil and Romania and has been granted tax benefits and export incentives by the relevant governmental authorities in those countries. During the course of 2011, part of these tax benefits and export incentives were reduced or expired. There can be no assurance that the Group will continue to be eligible for such tax benefits or export incentives for its current or future investments.

The Group is dependent on qualified personnel – The Group’s ability to maintain its competitive position will depend to some considerable degree upon the personal commitment of its founder, chairman and CEO, Mr. Pasquale Natuzzi, as well as its ability to continue to attract and maintain highly qualified managerial, manufacturing and sales and marketing personnel. There can be no assurance that the loss of key personnel would not have a material adverse effect on the Group’s results of operations.

Investors may face difficulties in protecting their rights as shareholders or holders of ADSs – The Company is incorporated under the laws of the Republic of Italy. As a result, the rights and obligations of its shareholders and certain rights and obligations of holders of its ADSs are governed by Italian law and the Company’s Statuto (or By-laws). These rights and obligations are different from those that apply to U.S. corporations. Furthermore, under Italian law, holders of ADSs have no right to vote the shares underlying their ADSs; however, pursuant to the Deposit Agreement, ADS holders do have the right to give instructions to The Bank of New York Mellon, the ADS depositary, as to how they wish such shares to be voted. For these reasons, the Company’s ADS holders may find it more difficult to protect their interests against actions of the Company’s management, Board of Directors or shareholders than they would if they were shareholders of a company incorporated in the United States.

One shareholder has a controlling stake of the company – Mr. Pasquale Natuzzi, who founded the Company and is currently Chief Executive Officer and Chairman of the Board of Directors, beneficially owns, as of March 30, 2012, 29,534,627 Ordinary Shares, representing 53.8% of the Ordinary Shares outstanding (59.0% of the Ordinary Shares outstanding if the Ordinary Shares owned by members of Mr. Natuzzi’s immediate family (the “Natuzzi Family”) are aggregated). As a result, Mr. Natuzzi has the ability to exert significant influence over our corporate affairs and to control the Company, including its management and the selection of its Board of Directors. Since December 16, 2003, Mr. Natuzzi has held his entire beneficial ownership of Natuzzi S.p.A. shares through INVEST 2003 S.r.l., an Italian holding company wholly-owned by Mr. Natuzzi and with its registered office located at Via Gobetti 8, Taranto, Italy.

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

Our auditors, like other independent registered public accounting firms operating in Italy, are not permitted to be subject to inspection by the Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection – Our independent registered public accounting firms that issue the audit reports included in our annual reports filed with the SEC, as auditors of companies that are traded publicly in the United States and firms registered with the Public Company Accounting Oversight Board, or PCAOB, are required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with SEC rules and PCAOB professional standards. Because our auditors are a registered public accounting firm in Italy, a jurisdiction where the PCAOB is currently unable under Italian law to conduct inspections, our auditors, like other independent registered public accounting firms in Italy, are currently not inspected by the PCAOB.

Inspections of audit firms that the PCAOB has conducted where allowed have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections in Italy prevents the PCAOB from regularly evaluating our auditor’s audits and quality control procedures. As a result, the inability of the PCAOB to conduct inspections of auditors in Italy may deprive investors of the benefits of PCAOB inspections.

ITEM 4. INFORMATION ON THE COMPANY

Introduction

The Group is primarily engaged in the design, manufacturing and marketing of contemporary and traditional leather and fabric-upholstered furniture, principally sofas, loveseats, armchairs, sectional furniture, motion furniture and sofa beds, living room furnishings and accessories.

The Group is one of the world’s leading companies for the production of leather-upholstered furniture and believes that it has a leading share of the market for leather-upholstered furniture in the United States and Europe based on research conducted by CSIL, a well-known, unaffiliated and reputable Italian market research firm, with reference to market information for the market for leather-upholstered furniture in the United States and Europe, respectively (Sources: CSIL, “The European market for upholstered furniture”, September 2011; CSIL, “Upholstered furniture: world market outlook 2012”, July 2011). Our distribution network covers approximately 100 countries.

The Group sells its Natuzzi branded furniture principally through franchised Divani & Divani by Natuzzi and Natuzzi furniture stores. As of March 30, 2012, the Group sells its furniture through 105 Divani & Divani by Natuzzi and 188 Natuzzi stores, of which 49 are directly owned by the Group, and through 16 concessions in the United Kingdom. The concessions are store-in-store concept managed directly by a subsidiary of the Company located in the United Kingdom. As of March 30, 2012, there were 372 Natuzzi galleries worldwide (store-in-store concept managed by independent partners). In 2012, the Group intends to restructure and re-launch the Natuzzi brand, consolidating its product portfolio.

In the last quarter of 2005 and the beginning of 2006, the Group moved some of the production of its most popular Natuzzi models in the United States under a collection named “Natuzzi Editions” to its manufacturing facilities outside of Italy in order to increase profitability by avoiding increased production costs at its Italian plants due to the weak U.S. dollar. This move included limited models and covers made of leather and microfibers, but did not include any “Total Look” furnishings. The “Natuzzi Editions” collection was mainly distributed through wholesale customers.

Based on the success and sales volumes generated by the “Natuzzi Editions” collection, the Group decided to promote this collection as a distinct brand under the “Natuzzi Editions” label in the Americas region and under the “Editions” label in Europe and our “Rest of the World” region, with limited numbers of models and covers exclusively for wholesale distribution, thus targeting the medium/medium-low segment of the market.

The Group strategically decided to leverage the Natuzzi name in the Americas region, and therefore maintained the brand as “Natuzzi Editions” due to its name recognition in the marketplace and in order to assure prior customers of the Group’s continuing strength and presence in that region. In Europe and the Rest of the World, the brand was launched as “Editions” in order to avoid conflicting with the Group’s well-established network of stores and galleries that were already operating under the Natuzzi name.

The “Editions” brand was officially presented in January 2010 during a well-known worldwide trade fair in Cologne, Germany, as a new trademark intended for the traditional wholesale market. Both the “Natuzzi Editions” and the “Editions” collections were targeted specifically to large customers and were intended to help the Group recover market share.

Throughout 2011, customer response demonstrated that the Editions/Natuzzi Editions brand positioned itself in the medium end of the market, hence targeting independent retailers. During the third quarter of 2011, the Group reworked the Editions/Natuzzi Editions brand’s motto to be “Leather and Craftsmanship” and launched its new logo for the brand in Europe and Asia: “Leather Editions”. In the Americas, the brand continues to be “Natuzzi Editions”.

In 2012, the Group intends to protect current market share developed with the Natuzzi Editions/ Leather Editions brand and expand further through a gallery program.

In addition to the repositioning of Natuzzi Editions/ Leather Editions for the medium end of the market, the Group launched a fourth brand, “Softaly”, in the first quarter of 2011, targeting key-accounts with the mission of offering good prices, quality and customized service. With the repositioning of the Natuzzi Editions/ Leather Editions brand, the Group believed it was fitting to launch a fourth brand, dedicated solely to key -accounts, that would still permit the Group to better control the supply chain—from the purchasing of raw materials to delivery.

The Softaly brand is focused only on offering exclusive products to key-accounts and following their requested customizations. Such customized products can be listed, among others, as private label or even unbranded. The selection of key-account customers is based on the forecasted volume that such customers can generate on a regular basis. The Softaly brand is currently marketed in Europe, Brazil, North America and in the Asia-Pacific region through a few customers.

The Group, since 2007, has refreshed and updated the image of the Italsofa brand, and operates, as of March 30, 2012, a total of 19 Italsofa stores (one of which is directly owned by the Group), with the objective of positioning Italsofa as a higher market alternative to very low-cost Chinese competitors. From the beginning of 2011 until March 30, 2012 the Group also opened four Italsofa stores in Europe, the Middle East and Asia. In 2012, the Group intends to continue developing the Italsofa retail channel in Europe and the Middle East. In addition, the Group has decided to allocate marketing investments for both communications and for the Italsofa display system to support this new retail channel.

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

Organizational Structure

Natuzzi S.p.A. is the parent company of the Natuzzi Group. As of March 30, 2012, the Company’s principal operating subsidiaries were:

Name	Percentage of ownership	Registered office	Activity
Italsofa Nordeste S/A	100.00	Salvador de Bahia, Brazil	(1)
Italsofa Shanghai Ltd	96.50	Shanghai, China	(1)
Softaly Shanghai Ltd	100.00	Shanghai, China	(1)
Natuzzi China Ltd	100.00	Shanghai, China	(1)
Italsofa Romania	100.00	Baia Mare, Romania	(1)
Natco S.p.A.	99.99	Santeramo in Colle, Italy	(2)
I.M.P.E. S.p.A.	90.84	Santeramo in Colle, Italy	(3)
Nacon S.p.A.	100.00	Santeramo in Colle, Italy	(4)
Lagene S.r.l.	100.00	Santeramo in Colle, Italy	(4)
Natuzzi Americas Inc.	100.00	High Point, NC, USA	(4)
Natuzzi Iberica S.A.	100.00	Madrid, Spain	(4)
Natuzzi Switzerland AG	100.00	Dietikon, Switzerland	(4)
Natuzzi Nordic	100.00	Copenhagen, Denmark	(4)
Natuzzi Benelux S.A.	100.00	Hereentals, Belgium	(4)
Natuzzi Germany Gmbh	100.00	Köln, Germany	(4)
Natuzzi Sweden AB	100.00	Stockholm, Sweden	(4)
Natuzzi Japan KK	100.00	Tokyo, Japan	(4)
Natuzzi Services Limited	100.00	London, UK	(4)
Natuzzi Trading Shanghai Ltd	100.00	Shanghai, China	(4)
Natuzzi Oceania PTI Ltd	100.00	Sydney, Australia	(4)
Natuzzi Russia OOO	100.00	Moscow, Russia	(4)
Natuzzi India Furniture PVT Ltd	100.00	New Delhi, India	(4)
Italholding S.r.l.	100.00	Bari, Italy	(5)
Natuzzi Netherlands Holding	100.00	Amsterdam, Holland	(5)
Natuzzi Trade Service S.r.l.	100.00	Santeramo in Colle, Italy	(6)
La Galleria Limited	100.00	London, UK	(7)
Natuzzi United Kingdom Limited	100.00	London, UK	(7)
Kingdom of Leather Limited	100.00	London, UK	(7)

(1)	Manufacture and distribution
(2)	Intragroup leather dyeing and finishing
(3)	Production and distribution of polyurethane foam
(4)	Services and distribution
(5)	Investment holding
(6)	Transportation services
(7)	Dormant

See Note 1 to the Consolidated Financial Statements included in Item 18 of this annual report for further information on the Company’s subsidiaries.

Strategy

The negative performance of the Group in 2011 and in recent years has largely been the result of several challenges specific to the furniture industry and prevalent in the economy at large. For instance, the discretionary spending of consumers on furnished goods has been negatively impacted by the persistent effects of the global economic downturn, largely as a result of lower home values, high levels of unemployment and personal debt, sovereign debt-related issues within the European Monetary Union in particular, and a generalized reduced access to consumer credit.

In an effort to address these challenges and to restore the positive performance of the Group, the Board of Directors in February 2012 approved the 2012 Budget, which took into account the prevailing financial and economic uncertainty.

The Group updates annually, for internal guidance purposes only, a long-term business plan (L-T Plan), which sets forth the macro targets of turnover and profitability of the Group over the next few years. This L-T Plan mainly focuses on the recovery of sales in major markets (namely, North America and Europe), as well as the development of fast growing markets such as China, Brazil, Russia and India. The L-T Plan also accounts for different sources of efficiencies, namely a rationalization of its distribution channel, generalized savings in operations at the manufacturing, headquarters and commercial subsidiaries levels, and a global revision in processes to reduce complexity. If the Group is unable to fully implement the strategies that are contained in the L-T Plan or if such strategies do not achieve their intended effects, the Group may continue to suffer losses. See “Item 3. Key Information—Risk Factors” for discussions of the risks and uncertainties that may impact the Group’s results and plans.

In order to accomplish its primary objectives, the L-T Plan employs a growth strategy based on:

•	increasing competitiveness among industry players;

•	improving service to clients;

•	improving product quality;

•	striving for product, process and material innovation to reduce complexity;

•	creating more efficiency in the manufacturing and procurement process by revising product cost structures and focusing more on the R&D and engineering process;

•	focus on fast growing markets such as China, Brazil, Russia and India;

•	recovering market share in mature markets thanks to:

a)	the development of the B2B trademark “Edition”, launched in 2010;

b)	the “Key-Account” program intended to help the Group recover market share among large customers in historical markets such as North America and Europe;

c)	a rationalization of the existing distribution channel while increasing the number of points-of-sale on worldwide basis;

d)	a new commercial organization with focus on differentiation by brands, regions and distribution channels; and

e)	strong reduction in waste and redundancies in Group processes, with a focus on increasing integration within the Group by completing the SAP rollout.

The Group’s primary objective is to expand and strengthen its presence in the global upholstered furniture market in terms of sales and production, while at the same time increasing the Group’s profit and efficiency. To achieve these objectives, the Group’s principal strategic objectives include:

The Brand Portfolio Strategy of the Group — The Group competes in all price segments of the leather upholstered furniture market with a complementary range of furnishings and accessories to deliver the “total living concept”. The Group has divided its extensive product range into four different business propositions each with specific brand name, identity, target and positioning: — a) Natuzzi; b) Italsofa; c) Natuzzi Editions (only for the North American market) and Leather Editions (Rest of the World); d) Softaly. This differentiated brand portfolio is designed to address all market segments to increase sales and profitability.

a) The Natuzzi brand is the most established consumer brand within the Group’s portfolio. It is sold through single brand stores, concessions and galleries delivering sofas that are designed and made in Italy, priced at the middle to high-end, with unique and customized materials, workmanship and finishes, thanks to the Natuzzi heritage of fine craftsmanship in the leather sofas segment. The positioning of the Natuzzi brand is one that delivers the total Italian living concept by extending its line to complementary decorative products and furnishings for the living room. The benefit consists in helping consumers make their home a harmonious, beautiful environment. Through the style and quality of its products and the merchandizing techniques in its stores, the Group aims to make this brand aspirational yet affordable. From the identification of consumer preferences and market trends to the delivery of the living room in the consumer’s home, Natuzzi directly controls the production and distribution value chain, with the aim of ensuring ultimate quality at competitive prices. All models are designed in the Group’s Style Center in Italy and are primarily manufactured at the Group’s Italian factories.

b) Italsofa targets the medium- to medium-low segment of the market. The Group aims to position this brand by offering Italian style products at the best value. The brand includes a wide range of sofas and armchairs, with a particular emphasis on fabrics and a more restricted range of leather coverings, all available in different colors, to address young consumers in particular. Products are designed and engineered in Italy, but manufactured at the Group’s factories outside of Italy, to provide the best possible value in the market. Products under this brand are mainly distributed through the wholesale channel supported by tailor-made display systems in galleries and complemented by in-store communications and advertising tools for independent, qualified retailers recognized as design product specialists. Development through single-brand stores is planned in a few selected markets (Brazil, India, China, Israel).

c.1) The Leather Editions collection includes products with a wide range of upholstery positioned in the medium- to low-segments of the market, leveraging on the know-how and the high credibility of Natuzzi in the leather upholstery business. Leather Editions products are manufactured at the Group’s foreign plants (Romania, China and Brazil) and sold through the wholesale channel, with specific display systems within galleries and merchandising materials designed to emphasize the core values of “Leather & Craftsmanship”. Its product offering is developed according to regional market needs and linked with specific plants to serve regional customers.

c.2) Natuzzi Editions – While the European and the Rest of the World markets are served through the Leather Editions brand, in the North American market Leather Editions is sold under the Natuzzi Editions brand name. In this market the Natuzzi Group has historically held a notable market share thanks to its strong reputation among wholesalers and the Natuzzi Editions name.

d) Softaly – At the beginning of 2011 the Group introduced a key-account program to compete in low segments of the market. The objective of the key-account program is to recover business from large distributors and develop additional volumes. The Natuzzi Group aims to replicate the best practices applied in connection with the most demanding customer in terms of quality, service and price. Each account will be managed by dedicated key-account teams under the following guidelines to maintain efficiency:

•	accurate forecasting;

•	product offerings to create production efficiency through synergies on raw material, components and coverings, resulting in a focused collection with few models, versions and coverings;

•	dedicated manufacturing plant: China for Asia Pacific and American accounts (other than those located in Brazil), Romania for European accounts and Brazil for Brazilian accounts; and

•	dedicated supply chain and transportation service (full truck or full container).

Precise market segmentation, clear, simple brand positioning and clearly defined customer and consumer targets are intended to enhance the Group’s competitive strengths in all market segments to gain market share.

Improvement of the Group’s Retail Program and Brand Development — The Group has made significant investments to improve its existing distribution network and strengthen its brands, primarily through an increase in the number of Natuzzi stores and Natuzzi galleries worldwide. See “Item 4. Information on the Company—Markets.”

In 2011, according to a survey (“World Luxury Tracking”) by Lagardère Global Advertising in cooperation with an independent market-research company, IPSOS, the Natuzzi brand was ranked as the best-known global brand within the furniture category, and the second best-known brand if all sectors are considered, based on a sample of 8,800 luxury consumers from seven countries (Italy, France, Germany, Spain, UK, the United States and Japan).

Such recognition of the Natuzzi brand among luxury consumers from developed countries is the result of investments the Company has made over the past decade on its products, communication, in-store experience and customer service, thus securing a premium inherent in the brand itself. This consumer brand awareness encourages the Company to carry on in its brand development, through the rationalization of the Group’s brand portfolio and enhancement of the Group’s distribution network, in order to further increase consumers’ familiarity with the Natuzzi brand, and their association of it as a luxury brand. As of March 30, 2012, the Group sells its furniture through 105 Divani & Divani by Natuzzi and 188 Natuzzi stores, of which 49 are directly owned by the Group, and through 16 concessions in the United Kingdom. The concessions are a store-in-store concept managed directly by a subsidiary of the Company located in the United Kingdom. As of March 30, 2012, there were 372 Natuzzi galleries worldwide (store-in-store concept managed by independent partners).

Apart from the Natuzzi stores and Divani & Divani by Natuzzi network, Italsofa operates 19 stores and 123 galleries, whilst Natuzzi Editions/Leather Editions galleries totaled 205 as of March 30, 2012.

The Group’s penetration into the Indian market continued in 2011 bringing the total number of the Group’s points-of-sale to six as of March 30, 2012, of which five are Natuzzi stores and one is an Italsofa store. Fourteen Natuzzi stores were also opened in China during 2011, bringing the total number of points-of-sale in China to 36 (of which 4 are Italsofa stores).

In 2011, the Group also organized the annual “Retail Congress” in Italy, inviting all of its worldwide partners to visit the Group’s headquarters for product selection and collection renewal, and to participate in strategy sessions aimed at developing marketing and advertising plans for the upcoming year.

The Group’s future retail strategy will be focused on improving same-store sales, making the existing network more efficient, and continuing expansion where the business model is properly executed and shows greatest potential. The willingness to support all of our partners and our joint efforts in continuously looking for new retail solutions are clearly visible at the Group’s headquarters, where three new showrooms have been built (one for each brand, Natuzzi, Italsofa and Natuzzi Editions/Leather Editions) in order to properly test the effectiveness of the Group’s “retail concept” as well as to host all of the visitors during the Retail Congress in an energizing setting.

The expansion of products that the Group offers for the high-end segment has required an adjustment to the presentation of such products at their points-of-sale. The Natuzzi product offering is increasingly oriented towards the concept of “total living”. Therefore, single-brand Natuzzi points-of-sale have been recently refurnished in order to recreate a complete living room environment, including the use of interior decorations.

Product Diversification and Innovation—The Group believes that it is the Italian manufacturing company in the furniture and home decoration industry most capable of offering consumers carefully developed, coordinated living rooms at competitive prices through its “Total Look” offer. The Total Look offer is conceived in accordance with the latest trends in design, materials and colors, and includes high quality sofas, furnishings and accessories, all of which are developed in-house and presented in harmonic and personalized solutions. The Group has taken a number of steps to broaden its product lines, including the development of new models, such as modular and motion frames, and the introduction of new materials and colors, including exclusive fabrics and microfibers.

In 2011, the Group introduced a new innovative material in production under the Softaly brand specifically for the North American and the Brazilian markets: Next Leather®. This material is made of genuine leather left-overs, pressed together and adhered to the fabric core. The backside is then bonded with bits and pieces of leather. This type of material can also be referred to as reconstituted leather. Next Leather® is a bonded leather that contains a minimum of 17 percent leather in the product. The above-noted construction meets the United States Federal Trade Commission’s definition of bonded leather. The introduction of this material has enabled the Group to enter a new market with very competitive price points. The Group currently produces models composed of a mix of leather and Next Leather® for the North American market and 100% Next Leather® for the Brazilian market.

In order to add to its already vast offerings in upholstered furniture, the Group has begun to invest in its furnishings and accessories offerings.

Beginning in 2006, the Group has further widened its collection of accessories by introducing wall units, dining tables and chairs, in order to complete its living room environment offering. The Group believes that expanding its Total Look offerings will strengthen its relationships with the world’s leading distribution chains, which are interested in offering branded packages. In 2011, the Group also launched a furnishings collection composed of tables and rugs under its Italsofa brand. The Group has invested in Natuzzi Style Center in Santeramo in Colle, Italy, to serve as a creative hub for the Group’s design activities.

Manufacturing

Our manufacturing facilities are located in Italy, China, Romania and Brazil.

As of March 30, 2012, in addition to the headquarters site, the Group operated six production facilities and three warehouses (one for leather, one for finished goods and one for accessories) in Italy. Four of the facilities are engaged in upholstery cutting and sewing and assembly of finished and semi-finished products, and employed, as of December 31, 2011, 2,019 workers, 31% of whom are not directly involved in production. Seven of these nine facilities are located either in, or within a 25-mile radius of, Santeramo, where the Group’s headquarters are located. Assembly operations at the Group’s production facilities also include leather cutting and sewing and attaching foam and covering to frames.

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

In June 2010, the Group initiated a “Lean Production” process review that is aimed at improving product quality while regaining competitiveness. In December 2010, new prototypes of the more efficient product line were created. The industrialization of the prototyped product lines was defined in May 2011, and in December 2011 three new production lines were already completed in a new dedicated plant (located in Iesce, Matera, Italy). These new production lines produce approximately 60% of the Italian production of motion products. We also moved the manufacturing of wooden frames that was originally executed in the production site located in Santeramo in Colle (Ba), Italy, to the Iesce, Matera, Italy, plant, thus further optimizing both productivity and logistics costs through a direct, in-loco integration of sofa assembly.

These new “Lean Production” lines were also implemented in the Company’s manufacturing subsidiary located in Romania (4 lines), thus contributing to a marked increase in the productivity level as well as a reduction in industrial costs in this plant. The Group is planning to extend these new production lines on a world-wide basis, through their implementation during the course of 2012 in the Group’s manufacturing sites located in China and Brazil, while the existing production lines continue to be developed.

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

The Group produces, directly and by subcontracting, nine grades of leather in approximately 15 finishes and 118 colors. The hides, after being tanned, are split and shaved to obtain uniform thickness and separated into “top grain” and “split” (top grain leather is primarily used in the manufacture of most Natuzzi-branded leather products, while split leather is used, in addition to top grain leather, in the manufacture of some Natuzzi-branded products and most Natuzzi Editions/Leather Editions and Italsofa products). The hides are then colored with dyes and treated with fat liquors to soften and smooth the leather, after which they are dried. Finally, the semi-processed hides are treated to improve the appearance and strength of the leather and to provide the desired finish. The Group also purchases finished hides from third parties.

One of the Group’s production facilities, which is located near Naples and employed 56 workers as of December 31, 2011, is engaged in the production of flexible polyurethane foam and, because the facility’s production capacity is in excess of the Group’s needs, also sells foam to third parties.

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

The Group manufactures the Italsofa and the Natuzzi Editions/Leather Editions collections mainly outside of Italy. If orders exceed production capacity at the foreign plants, Italsofa products and Natuzzi Editions/Leather Editions products are also manufactured in the Company’s Italian plants.

The Group owns the land and buildings for its principal assembly facilities located in Santeramo in Colle, Matera, its leather dyeing and finishing facility located near Udine, its foam-production facility located near Naples, and its facilities located in Ginosa, Laterza, Brazil and Romania.

The Chinese plant owned by the Group was subject to an expropriation process by local Chinese authorities since the plant was located on land that was intended for public utilities.

Negotiations involving the expropriation process began in 2009 and have now been concluded. The agreement setting forth the payment of compensation for the expropriated plant was signed with Chinese authorities on January 26, 2011. As compensation for this expropriation, the parties agreed upon a total indemnity of Chinese Yuan (CNY or RMB, hereafter) 420 million, which is equivalent to approximately € 46.7 million based on the Yuan-euro exchange rate as of December 31, 2011. The Company collected the full amount of the indemnity payment from the local Chinese authorities in 2011.

The Group identified a new production plant of 88,000 square meters, which was made ready in January 2011, to compensate for the production capacity reduction caused by the expropriation. The relocation process began in February 2011 and was completed, as planned, by the end of May 2011, after equipment and machinery was moved to the new plant. The relocation produced a turn-over of approximately 20% in manpower because of the distance of the new plant to the old one (approximately 35 kilometers). Management had already reabsorbed the turn-over effect by hiring new manpower by the end of April 2011.

Furthermore, in order to minimize the imbalances on production capacity caused by the relocation, a new plant of 15,000 square meters was leased, starting in July 2010. This smaller plant is located 1 kilometer from the new production plant of 88,000 square meters and focuses on sofa sewing and assembly processes. The Group expects that it will not renew the agreement for the leased plant by April 2012, since by that time the new production plant is supposed to be fully operational.

The Group owns two plants in Brazil that, in the past, have been used for the production of furnishings for the Americas region. Due to the appreciation over the past few years of the Brazilian Real versus the U.S. dollar in particular, which has reduced the competitiveness of these two plants, the Group decided to temporarily close one plant and reduce the production capacity of the other down to a level that remains sufficient to serve only the Brazilian market.

However, after frequent interactions between the Group and top local retailers in the past few years, as well as in light of the high level of fragmentation of the Brazilian market, which consists primarily of small producers with low levels of know-how, the Group believes that the Latin American region currently represents a very good opportunity for the development of additional business.

Therefore, the Group intends to continue investing in the Latin American market, with a particular focus on Brazil, by better organizing operating, sales and marketing activities, as well as developing the current distribution channel of Italsofa and Natuzzi Editions/Leather Editions points-of-sale.

The land and buildings of the remaining production facilities are leased from lessors with whom the Group enjoys long-term relationships. Although the lease terms vary in length, under Italian law the leases for the Group’s Italian plants must have a minimum term of six years. The lease agreements provide for rents that generally increase each year in line with inflation. Management believes that the prospects are good for renewing the leases on acceptable terms when they expire. The Group owns substantially all of the equipment used in its facilities.

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

The Group purchases hides from slaughterhouses and tanneries located mainly in Italy, Brazil, Germany, Colombia, other countries in South America, Scandinavian countries, and Eastern Europe. The hides purchased by the Group are divided into several categories, with hides in the lowest categories being purchased mainly in Brazil. The hides in the middle categories are purchased mainly in Italy and certain other parts of Europe and hides in the highest categories are purchased in Germany and Scandinavian countries. A significant number of hides in the lowest categories are purchased at the “wet blue” stage — i.e., after tanning — while some hides purchased in the middle and highest categories are unprocessed. The Group has implemented a leather purchasing policy according to which a percentage of leather is purchased at a finished or semi-finished stage. Therefore, the Group has had a smaller inventory of “split leather” to sell to third parties. Approximately 80% of the Group’s hides are purchased from ten suppliers, with whom the Group enjoys long-term and stable relationships. Hides are generally purchased from the suppliers pursuant to orders given every one to two months specifying the number of hides, the purchase price and the delivery date.

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

During the first half of 2011, the prices for hides increased. During the second half of 2011 the prices remained substantially stable, with a slow decrease in prices in the last months of 2011. Due to the volatile nature of the hides market, there can be no assurances that any current trend in prices will continue. See “Item 3. Key Information—Risk Factors—The price of the Group’s principal raw material is difficult to predict.”

The Group also purchases fabrics and microfibers for use in coverings. Both kinds of coverings are divided into several price categories: most fabrics are in the highest price categories, while the most inexpensive of some microfibers are in the lowest price categories. Fabrics are purchased exclusively in Italy from about a dozen suppliers which provide the product at the finished stage. Microfibers are purchased in Italy, South Korea and Taiwan through some suppliers who provide them at the finished stage. Microfibers purchased from the Group’s Italian supplier are in some cases imported by the supplier at the greige or semi-finished stage and then finished (dyed and bonded) in Italy. Fabrics and microfibers are generally purchased from the suppliers pursuant to orders given every week specifying the quantity (in linear meters) and the delivery date. The price is determined before the fabrics or microfiber is introduced into the collection.

Fabrics and microfibers purchased from the Italian suppliers are delivered directly by the suppliers to the Group’s facility in Laterza, while those purchased outside of Italy are delivered to an Italian port and then sent to the Laterza facility. Microfibers and fabrics included into Italsofa and Natuzzi Editions/Leather Editions are delivered directly by the suppliers to Chinese, Romanian and Brazilian ports and then sent to the Group’s Shanghai, Baia Mare and Salvador de Bahia facilities. The Group is able to purchase such products at reasonable prices as a result of the volume of its orders. The Group continuously searches for alternative supply sources in order to obtain the best product at the best price.

Price performance of fabrics is quite different from that of microfibers. Because fabrics are purchased exclusively in Italy and are composed of natural fibers, their prices are influenced by the cost of labor and the quality of the product. During 2011, the market prices for fabrics and microfibers were influenced by the strong rising trend of raw materials. Some of these raw materials (like cotton) rose to historically high price levels. The price of microfibers is mainly influenced by the international availability of high-quality products and raw materials at low costs, especially from Asian markets.

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

Supply-Chain Management

Procurement Policies and Operations Integration — In order to improve customer service and reduce industrial costs, the Group in 2009 established a policy for handling suppliers and supply logistics. All of the sub-departments working in the Logistics Department have been reorganized to maximize efficiency throughout the supply-chain. The Logistics Department now coordinates periodic meetings among all of its working groups in order to identify areas of concern that arise in the supply-chain, and to identify solutions that will be acceptable to all groups. The Logistics Department is responsible for monitoring the proposed solutions in order to ensure their effectiveness. Additionally, in order to improve access to supply-chain information throughout the Group, the Logistics Department (with the support of the Information Systems department) has created a new portal that allows the Logistics Department and other departments (such as Customer Service and Sales) to monitor the movement of goods through the supply-chain.

Production Planning (Order Management, Production, Procurement) — The Group’s commitment to reorganizing procurement logistics has led to:

1) the development of a logistic-production model to customize the level of service to customers;

2) a stable level of the size of the Group’s inventory of raw materials and/or components, particularly those pertaining to coverings. This positive impact was made possible by both the development of software that allows more detailed production programming and broader access by suppliers themselves, and a more general reorganization of supplier relationships. Suppliers are now able to provide assembly lines at Italian plants with requested components within four hours;

3) the planning and partial completion of the industrial reorganization of the local production center; and

4) since January 2009, the SAP system has been implemented through the organization.

The Group also plans procurements of raw materials and components:

i) “On demand” for those materials and components (which the Group identifies by code numbers) that require a shorter lead time for order completion than the standard production planning cycle for customers’ orders. This system allows the Group to handle a higher number of product combinations (in terms of models, versions and coverings) for customers all over the world, while maintaining a high level of service and minimizing inventory size. Procuring raw materials and components “on demand” eliminates the risk that these materials and components would become obsolete during the production process; and

ii) “Upon forecast” for those materials and components requiring a long lead time for order completion. The Group utilizes a new forecast methodology, developed in cooperation with a consulting firm. This methodology balances the Group’s desire to maintain low inventory levels against the Sales Department’s needs for flexibility in filling orders, all the while maintaining high customer satisfaction levels. This new methodology is currently being developed together with the Group’s Information Systems Department, in order to create a new intranet portal, called Worldwide Demand Planning tool. This tool was launched in March 2011 for sales coming from the North American and Asia Pacific markets, under the supervision of a forecast manager and, starting in June 2011, was implemented worldwide. This tool currently supports corporate logistics, operations managers and sales managers in better forecasting the future demand for the Group’s products so as to improve the lead time from materials supply to sales delivery. Special production programs — those requiring lead times shorter than three weeks — are only available to a restricted group of customers, for a limited group of collections and product combinations.

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

Load Optimization — With the aim of decreasing costs and safeguarding product quality, the Group attains optimum load levels for shipping by using software developed through a research partnership with the University of Bari and the University of Copenhagen, completed in June 2006.

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

As far as the load composition by truck is concerned, the Group uses software designed to minimize total transport costs by taking into account volume and route optimization for customers’ orders in defined areas. This software was developed by the Group jointly with Polytechnic of Bari and the University of Lecce.

Transportation — The Group delivers goods to customers by common carriers. Those goods destined for the Americas and other markets outside Europe are transported by sea in 40-foot high cube containers, while those produced for the European market are generally delivered by truck and, in some cases, by railway. In 2011, the Group shipped 8,299 containers to overseas countries and approximately 4,358 full load mega-trailer trucks to European destinations. To improve service levels, a method of Supplier Vendor Rating is under development to measure performance of carriers and distributors providing direct service. This rating system has first been extended to transport by land, and, later, also to transport by sea.

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

More than 150 highly-qualified people work in these activities, and typically about 70 new sofa models are generally introduced each year. The Group conducts its research and development efforts and activities from its headquarters in Santeramo in Colle, Italy, in accordance with stringent quality standards and has earned the ISO 9001 certification for quality and the ISO 14001 certification for its low environmental impact. The ISO 14001 certification also applies to the Company’s tannery subsidiary, Natco S.p.A. The Group’s plant in Laterza and the Santeramo headquarters have also received an ISO 9001 certification for their roles in the design and production of furnishings and accessories.

The product development process is also based on specific needs of particular clients (key accounts / mass dealers) who are capable of generating a critical mass of sales that enable the product to achieve the right market penetration. The Group’s product range falls within six broad categories of furniture: stationary furniture (sofas, loveseats and armchairs); sectional furniture; motion furniture; sofa beds; and occasional chairs (including recliners and body massage chairs); sliding furniture, a new category that the Group launched in 2011 which differentiates itself from stationary or motion furniture, with seats that slide forward, allowing the consumer to adjust seat length.

The Group’s wide range of products includes a comprehensive collection of sofas and armchairs with particular styles, coverings and functions, with more than two million combinations. The Group’s offering is divided into four different brands and collections that satisfy different market needs:

a) Natuzzi: an inspirational, middle- to high-end consumer brand, vigorously promoted worldwide as “Made in Italy”;

b) Italsofa: a consumer brand that aspires to provide customers with tasteful designs at affordable prices;

c) Natuzzi Editions/Leather Editions: a trademark that leverages on the Group’s strength in leather and craftsmanship offering products at the medium- to low-end of the market; and

d) Softaly: a brand that aims to offer the best price at the low-end of the market that satisfies the needs of key accounts under private label.

The Natuzzi collection, positioned in the medium-high market, focuses on making Italian quality and style accessible through coordinated and innovative living rooms. This collection stands out for high quality in the choice of materials and finishes, as well as the creativity and details of its designs. As of March 30, 2012, this line of products offered 133 models. Regarding the range of coverings offered, the Natuzzi retail collection has 14 leather articles in 75 colors and 21 fabric articles in 83 colors. In 2011, coffee tables matching the new wall unit furniture were introduced to the Natuzzi collection with vibrant and fresh colors, available in both opaque and shiny lacquer as well as dining tables and chairs designed by Claudio Bellini. During the last quarter of 2011, the Group widened its Natuzzi collection with products designed in accordance with the Transitional style (a blend of modern and classical styles), targeting mainly the North American market, which were commercialized beginning in the first quarter of 2012. The collection also includes a selection of additional furniture (wall units, tables, lamps, carpets), accessories (pots and candles), and furniture for the dining room (tables, chairs, lamps) to offer complete furnishings with the aim of enabling the Group to become a real “Lifestyle Company.”

The Italsofa collection, which is characterized by a young and vibrant style, in 2011 reinforced its style makeover to differentiate itself from Chinese competitors and the collection was divided into two macro groups: Retail and Wholesale. The Group launched a transformation of the Italsofa brand from a wholesale to a retail brand and thus introduced affordable design products. As of March 30, 2012, the Italsofa collection consisted of 60 models including exclusive models to key accounts. Regarding the range of coverings offered, the Italsofa retail collection has 3 leather products in 24 colors and 5 fabric products in 22 colors.

The Natuzzi Editions/Leather Editions collection, as of March 30, 2012, consisted of 160 models. The increase in the number of models in this collection is mainly due to the introduction of this collection in the European and Asian markets, which resulted in the addition of more modern styles to the product portfolio. Regarding the range of coverings offered in the collection, Natuzzi Editions/Leather Editions offers 13 products in leather available in 65 colors and two products in fabric with 9 colors.

The Softaly collection, as of March 30, 2012, is composed of 63 models including exclusive models for key accounts. Apart from the new covering, Next Leather®, the Softaly brand utilizes the existing covers in production.

The Group’s overall sales are also partly the outcome of unbranded production, developed on the basis of specific provision agreements for important key accounts and mass-dealer clients like Macy’s, and Rooms To Go.

Innovation remains a strategic activity for the Group. An important step in such direction is the “3P Project” (Production, Preparation and Process). The 3P Project aims at reaching different goals, such as the reduction in complexity of products, improvement in production efficiency and increase in standardization and cost reduction, through the adoption of an innovative methodology that is specific for the industrialization processes. Such methodology has already been successfully implemented worldwide by different companies that apply the principles of “Lean Enterprise” and “waste-hunting”. The 3P Project was put into practice during the first week of July 2011 in one of the Group’s plants, “Iesce 1”, located in Matera (Italy), in cooperation with a consulting company.

Twenty-five professionals of the Company, including managers and employees from the Research & Development (R&D, hereafter), Operations and Human Resources departments, were involved in the 3P Project. During the five days spent in the plant, these people started to set the basis for conceiving a completely new way of designing product.

The objective of the 3P Project was to reduce, through its complete re-engineering, the number of components in one of our armchair models, and consequently reduce its overall production cost. The Company, through the 3P Project, was able to achieve a 46% reduction in the number of components and a 13% reduction in the production costs of that model.

Therefore, considering the encouraging results achieved with the 3P Project, it was recently decided to extend such methodology to some models/versions of the Softaly collection as well, through the implementation of the “Lean Product Development” project, with the aims of reducing waste, focusing on value-added activity, reducing product complexity and increasing efficiency in the production phase, as well as component standardization.

Innovation, quality, cost control and a high level of customer service are at the basis of growth as a strategic priority. Within R&D are major, specific competences. By integrating all company skills, no matter the department they report to, the Group strives to maximize results, thus creating a true empowerment of resource.

In this perspective, the Group believes that the “Lean Product Development” program is an innovative approach to new product development: it focuses on know-how and technical features that must characterize an area where the ability to innovate is a key factor.

The recently launched “Lean Product Development” program aims at reaching the above- mentioned ambitious goals, through training sessions, workshops and activities in the field.

Research and development expenses were € 7.3 million in 2011, €7.0 million in 2010, and € 5.3 million in 2009.

Advertising

The Group’s Communications System was developed to regulate all methods used in each market to advertise the brand name, and it operates simultaneously on different levels: the “brand-building level” establishes the brand’s philosophy, while the “traffic-building level” aims to attract consumers to points-of-sale using various kinds of initiatives, such as presentations of new collections, new store openings and promotional activities.

Advertising in store galleries is carried out with the help of the “Retail Advertising Kit,” a collection of templates that enable direct advertising of consumer brands or the advertising of such brands in conjunction with the retailer’s brand.

Retail Development

The Retail Department team continues to develop useful sales tools for the market, including manuals and guidelines to be followed when it comes to managing a store and/or a gallery (Store Operations Manual, Visual Merchandising Manual, etc.) designed to enhance the performance of the store (for more information, see “Item 4. Information on the Company – Strategy”).

Markets

The Group markets its products internationally as well as in Italy. Outside Italy, the Group sells its leather furniture principally on a wholesale basis to major retailers and furniture stores. In 1990, the Group began selling its leather-upholstered products in Italy and abroad through franchised Divani & Divani by Natuzzi and Natuzzi furniture stores. Since 2001, the Group has also sold its furniture through directly owned Natuzzi stores and Divani & Divani by Natuzzi stores. Starting in the second half of 2007, the Group has sold its promotional line in China through Italsofa stores, of which there were 19 worldwide as of March 30, 2012.

The following tables show the leather and fabric-upholstered furniture net sales and number of seats sold of the Group broken down by geographic market for each of the years indicated:

1) Leather and Fabric Upholstered Furniture, Net Sales (in millions of euro)

	2011		2010		2009
Americas(1)	143.5	33.7%	164.2	35.7%	139.8	31.0%
Natuzzi brand	16.2	3.8%	15.5	3.4%	15.3	3.4%
Other (2)	127.3	29.9%	148.7	32.3%	124.5	27.6%

Europe	220.3	51.8%	238.1	51.7%	263.7	58.5%
Natuzzi brand	131.9	31.0%	145.0	31.5%	159.9	35.5%
Other (2)	88.4	20.8%	93.1	20.2%	103.8	23.0%

Rest of the world	61.5	14.5%	58.2	12.6%	47.0	10.4%
Natuzzi brand	33.3	7.8%	31.6	6.8%	27.8	6.2%
Other (2)	28.2	6.6%	26.6	5.8%	19.2	4.3%

Total	425.3	100.0%	460.5	100.0%	450.6	100.0%

(1)	Outside the United States, the Group also sells its products to customers in Canada and Central and South America (collectively, the “Americas”).
(2)

Starting in 2010, the “Other” item includes net sales from the “Natuzzi Editions/Leather Editions” and “Italsofa” brands, as well as the “Unbranded” products. Therefore, net sales for the year 2009 have been classified accordingly.

2) Leather and Fabric Upholstered Furniture, Net Sales (in seats) (3)

	2011		2010		2009
Americas(1)	776,171	43.4%	886,471	45.4%	785,156	40.8%
Natuzzi brand	45,777	2.6%	40,112	2.1%	43,520	2.3%
Other (2)	730,394	40.9%	846,359	43.3%	741,636	38.6%

Europe	780,791	43.7%	847,451	43.4%	943,103	49.0%
Natuzzi brand	331,983	18.6%	370,626	19.0%	414,876	21.6%
Other (2)	448,808	25.1%	476,826	24.4%	528,227	27.5%

Rest of the world	230,858	12.9%	220,670	11.3%	194,961	10.1%
Natuzzi brand	78,787	4.4%	73,050	3.7%	70,855	3.7%
Other (2)	152,071	8.5%	147,620	7.6%	124,106	6.5%

Total	1.787.819	100.0%	1,954,592	100.0%	1,923,220	100.0%

(1)	Outside the United States, the Group also sells its products to customers in Canada and Central and South America (collectively, the “Americas”).
(2)

Starting in 2010, the “Other” item includes unit data from the “Natuzzi Editions/Leather Editions” and “Italsofa” brands, as well as the “Unbranded” products. Therefore, the number of units sold for the year and 2009 have been classified accordingly.

(3)	Includes seats produced at Group-owned facilities and, until June 2010, also by subcontractors. Seats are a unit measurement. A sofa consists of three seats; an armchair of one.

1. United States and the Americas.

In 2011, net sales of leather and fabric-upholstered furniture in the United States and the Americas were € 143.5 million, 12.6% less than the € 164.2 million reported in 2010, and the number of seats sold decreased by 12.4%, from 886,471 in 2010 to 776,171 in 2011.

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

The Group’s sales in the United States, Canada and Latin America (excluding Brazil) were handled by Natuzzi Americas until June 30, 2010. Starting on July 1, 2010, as a part of a general reorganization of the Group’s commercial activities, world-wide third-party sales have been handled by the parent company, Natuzzi S.p.A. Natuzzi Americas still maintains offices in High Point, North Carolina, the heart of the most important furniture manufacturing and distribution region in the United States, and provides Natuzzi S.p.A with agency services. The staff at High Point provides customer service, trademarks and products promotions, credit collection assistance, and generally acts as the customers contact for the Group. As of March 30, 2012, the High Point North Carolina operation had 58 employees, 30 independent sales representatives and seven sub-representatives for the United States and Canada. They are regionally supervised by four Vice Presidents.

As mentioned above, beginning on July 1, 2010, the invoicing for the Group’s Latin American operations has been managed by the parent company, Natuzzi S.p.A. Until the end of the first half of 2011, the representative office in São Paulo, Brazil, was taking care of trademarks and products promotion activities for all markets south of the US-Mexico border. During the second half of 2011, this responsibility moved back to Natuzzi Americas. The São Paulo office, since June 2011, has handled only the Brazilian Market. At March 30, 2012, the commercial office had nine representatives.

A directly owned store operates in New York City under the brand Natuzzi. In addition to this store, as of March 30, 2012, there were also eight Natuzzi single-brand stores operating in the Americas that are owned by local dealers (one each in the United States, Canada, Panama, Brazil and Venezuela, and three in Mexico). Furthermore, as of the same date, there were four Italsofa single-brand stores in Brazil and one in Venezuela.

2. Europe.

During 2011, the Group continued to consolidate its position in Europe by investing in stores and galleries. Net sales of leather and fabric-upholstered furniture in Europe (including Italy) decreased by 7.5% in 2011 to € 220.3 million (from € 238.1 million in 2010), with the number of seats sold decreasing by 7.9%, from 847,451 in 2010 to 780,791 in 2011.

2a) Italy. Since 1990, the Group has sold its upholstered products within Italy principally through the Divani & Divani franchised network of furniture stores (now Divani & Divani by Natuzzi). As of March 30, 2012 there were 92 Divani & Divani by Natuzzi stores and two Natuzzi stores located in Italy. The Group directly owns 20 of these stores, including the two stores operating under the Natuzzi name.

2b) Outside Italy. The Group expands into the European markets mainly through single-brand stores (local dealers, franchisees or directly operated stores). As of March 30, 2012, 112 single-brand stores were operating in Europe: under the Divani & Divani by Natuzzi franchise brand, 11 were located in Portugal and two in Greece; one Italsofa store was located in Spain; and the remaining 98 were under the Natuzzi name (22 in France, 16 in Spain, 11 in Holland, eight each in the United Kingdom and Russia, six in Switzerland, three each in the Czech Republic, Poland and Cyprus, two each in Malta, the Ukraine, Slovenia and Croatia, and one each in Germany, Latvia, Belgium, Denmark, Hungary, Serbia, Bosnia-Herzegovina, Armenia, Greece and Estonia). Of these stores, 28 were directly owned by the Group as of March 30, 2012 and all were operated under the Natuzzi name: 16 in Spain, six in Switzerland, five in the United Kingdom, and one in Denmark. Apart from the Natuzzi stores, the Group also operates 16 concessions in the United Kingdom.

Given the size of the Russian market and its strategic relevance to the Group’s future growth, a local representative office was opened in Moscow in February 2010, with the aim of managing sales, marketing and customer service for Russia and the Ukraine, and to supervise the opening of new single-brand stores in the Russian market.

3. Rest of the World.

3a) Middle East & Africa. In 2011, net sales of leather and fabric-upholstered furniture in the Middle East & Africa increased to € 15.3 million from € 15.1 million in 2010, and the number of seats sold decreased from 58,416 in 2010 to 56,434 in 2011.

In January 2012, following the worsening of the European Union’s diplomatic relations with Iran and Syria, the Company decided to cease any kind of business relations with these two countries. No impairment issue arose following the interruption of business relations with those two countries.

The tables below summarize the Group’s yearly turnover (in thousands of euro) before this decision was taken and the relative percentage of total upholstery net sales for 2010 and 2011 with particular reference to turnover generated in countries currently subject to sanctions by the Office of Foreign Assets Control of the United States Department of the Treasury.

2010	Natuzzi brand		Other *		Total 2010
Country	Net Sales	%	Net Sales	%	Net Sales	%
IRAN	€56.6	0.03%	€183.5	0.07%	€240.1	0.05%
SUDAN	€0.0	0.00%	€0.0	0.00%	€0.0	0.00%
SYRIA	€57.6	0.03%	€63.7	0.02%	€121.3	0.03%
All Other Countries	€192,031.8	99.94%	€268,136.3	99.91%	€460,168.2	99.92%

Total upholstery net Sales	€192,146.0	100.00%	€268,383.5	100.00%	€460,529.6	100.00%

2011	Natuzzi brand		Other *		Total 2011
Country	Net Sales	%	Net Sales	%	Net Sales	%
IRAN	€161.2	0.09%	€432.5	0.17%	€593.7	0.14%
SUDAN	€0.0	0.00%	€0.0	0.00%	€0.0	0.00%
SYRIA	€20.0	0.01%	€64.1	0.03%	€84.1	0.02%
All Other Countries	€176,858.3	99.90%	€247,739.2	99.80%	€424,597.4	99.84%

Total upholstery net Sales	€177,039.4	100.00%	€248,235.8	100.00%	€425,275.2	100.00%

*	Including “Italsofa” and “Natuzzi Editions/Editions” brands, as well as “Unbranded” products.

Considering that the combined sales for Iran and Syria have never exceeded one-fifth of one-percent of Natuzzi total upholstery net sales, Natuzzi does not believe that its previous activities in and contacts with Iran and Syria constituted a material part of its operations. No turnover has ever been generated in Sudan. Furthermore, the Group does not believe that a reasonable investor would consider Natuzzi’s prior interests and activities in Iran or Syria to be a material investment risk, either from an economic, financial or reputational point of view, given their extremely limited extent and nature.

The Group has not had, nor has any plans to have, any commercial contacts with the governments of Iran or Syria, or with entities controlled by such governments. To the best of Natuzzi’s knowledge, the Group was in business with independent Iranian and Syrian dealers that were not controlled by, owned or otherwise related to the governments of Iran or Syria.

As of March 30, 2012, the Group had a total of 16 Natuzzi stores in the Middle East & Africa: four in Israel, three each in Turkey and Saudi Arabia, two in the United Arab Emirates, and one each in Egypt, Kuwait, Lebanon and Qatar.

In addition, seven single-brand stores were operating under the brand Italsofa in Israel and one in Turkey.

3b) Asia-Oceania. In 2011, net sales of leather and fabric-upholstered furniture in the Asia-Oceania region increased to € 46.2 million (up from € 43.1 million in 2010), and the number of seats sold increased 7.5%, from 162,255 in 2010 to 174,424 in 2011.

Natuzzi Trading (Shanghai) Co., Ltd. acts as a regional office and manages the commercial part of the business throughout the region. Furthermore, the Group also controls a subsidiary in Japan, an agency in South Korea and an agency for Australia and New Zealand. All of these offices report to the regional office in Shanghai. The general strategy for the Natuzzi brand is to further expand the store network throughout the region, with a strong emphasis on the Chinese market.

As of March 30, 2012, 63 single-brand Natuzzi stores were operating in the Asia-Oceania market: 32 in China, 13 in Australia, five each in India and Taiwan, two in Singapore, and one each in the Philippines, New Zealand, Thailand, Malaysia, South Korea and Indonesia. The Group also maintains 17 galleries in the Asia-Oceania region with locations in Japan, New Zealand, Thailand and Indonesia, including a gallery presence in Australia, specifically at seven David Jones department stores.

As of March 30, 2012, there were four Italsofa single-branded stores in China and one in India. The Group is currently planning to further expand its presence in China, specifically with single-brand stores located in medium-sized cities across the country.

India. The Group is focusing its efforts and seeking to further invest in the Indian market. A local representative office was opened in New Delhi in the beginning of 2010 to manage sales, marketing and customer service and supervise the Natuzzi stores and Italsofa retail roll-out in the Indian market. As of March 30, 2012, the Group operates five Natuzzi stores and one Italsofa store in the Indian market.

Expansion into New Markets — The Group first targeted the United States market in 1983 and subsequently began diversifying its geographic markets, particularly in the highly fragmented European markets (outside of Italy). Although the Group is currently a leader in the leather-upholstered furniture segment in the United States and Europe, it is now focusing its attention on BRIC countries (Brazil, Russia, India and China) and other developing markets. Sources: CSIL, “Upholstered Furniture: World Market Outlook 2011”, August 2010”). The Group intends to continue its growth in these markets.

Customer Credit Management — The Group maintains an active credit management program. The Group evaluates the creditworthiness of its customers on a case-by-case basis according to each customer’s credit history and information available to the Group. Throughout the world, the Group utilizes “open terms” in 82% of its sales and obtains credit insurance for almost 89% of this amount; less than 9% of the Group’s sales are commonly made to customers on a “cash against documents” and “cash on delivery” basis; and lastly, about 9% of the Group’s sales are supported by a “letter of credit” or “payment in advance.”

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

In December 1996, the Company and the “Contract Planning Service” of the Italian Ministry of Industrial Activities signed a “Program Agreement” with respect to the “Natuzzi 2000 project.” In connection with this project, the Group prepared a multi-faceted program of industrial investments for the increase of the production capacity of leather and fabric upholstered furniture in the area close to its headquarters in Italy. According to this “Program Agreement”, the Company should have made investments for € 295.2 million and at the same time the Italian government should have contributed in the form of capital grants for € 145.5 million. In 1997, the Company received, under the aforementioned project, capital grants for € 24.2 million. During 2003, the Company revised its growth and production strategy due to the strong competition from competitors in countries like China and Brazil. Therefore, as a consequence of this change in the economic environment in 2003, the Company requested to the Italian Ministry of Industrial Activities for the revision of the original “Program Agreement” as follows: reduction of the investment to be made from € 295.2 million to € 69.8 million, and reduction of the related capital grants from € 145.5 million to € 35.0 million. In April 2005, the Company received from the Italian Government the final approval of the “Program Agreement” confirming these revisions. In 2010, a committee appointed by the Ministry of Industrial Activities prepared the final technical report according to which the overall industrial investments acknowledged under the last version of the “Program Agreement” as agreed in 2005 changed from € 69.8 million to the final amount of € 66.0 million. Accordingly, the related total capital grants under the “Program Agreement” changed from € 35.0 million to the final amount of € 33.3 million. Therefore, the receivable for capital grants still due to the Company is € 9.1 million. However, in 2010, the Ministry of Industrial Activities determined an overall net receivable of only € 7.1 million. In fact, the Ministry of Industrial Activities claims that interest in arrears of € 1.8 million has accrued on capital grants paid in advance in 1997 for investments originally planned and subsequently not included in the final version of the “Program Agreement”, as agreed in 2005. The remaining part of the reduction of € 0.2 million is attributable to fees owed to Committee appointed by the Ministry. Hence, the Company has allocated in its balance sheet, as a precautionary measure, an overall devaluation for such receivable of € 3.7 million, as the result of the € 1.7 million reduction in the final amount of capital grants not approved (reduced from € 35.0 million to € 33.3 million), the claimed interest in arrears (€ 1.8 million), and the fees due to the Ministry Committee (€ 0.2 million).

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

In 2006, the Company entered into an agreement with the Italian Ministry of Industrial Activities for the incentive program denominated “Integrated Package of Benefits—Innovation of the working national program ‘Developing Local Entrepreneurs’” for the creation of a centralized information system in Santeramo in Colle that will be utilized by all Natuzzi points-of-sale around the world. This agreement acknowledges costs of € 7.2 million and € 1.9 million for the development and industrialization program, respectively. On March 20, 2006, the Italian Industrial Ministry issued a concession decree providing for a provisional grant to the Company of € 2.8 million and a loan of € 4.3 million, to be repaid at a rate of 0.74% over 10 years. Between December 2006 and September 2008, the Company provided the aforementioned Committee with the list of expenses to be acknowledged under such project and that have been incurred between July 2005 and November 2007 (date of completion of the program) totaling € 10.8 million. In April 2009, the Italian Government provided, as advance payment, a € 3.9 million subsidized loan and a € 1.9 million operating subsidy to the Company. In 2010, the Ministry Committee has completed the acknowledgement of all of the costs incurred by the Company under the aforementioned project and, therefore, is expected to issue the final decree necessary for the disbursement of the subsidies still owed to the Company.

During 2008, the Italian Ministry of Industrial Activities approved a new incentive program, entitled “Made in Italy – Industry 2015.” The objective of this program is to facilitate the realization and development of new production technologies and services with high innovation value in order to stimulate awareness for products that are made in Italy. In December 2008, the Company submitted to the Italian Ministry of Industrial Activities its proposal, entitled “i-sofas.” The “i-sofas” program envisions a total investment of € 3.9 million, up to € 1.7 million of which may be contributed as a grant by the Italian Ministry of Industrial Activities. In October 2011, the Italian Ministry of Industrial Activities issued a concession decree reducing the total investment from € 3.9 to € 1.9 million and, accordingly, capital grants from up to € 1.7 million to € 0.7 million.

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

In April 2010, Natuzzi S.p.A., as the leader of a coalition of 19 institutions (including universities, research centers and other industrial companies), submitted to the MIUR (The Italian Ministry of Education, University and Research) a project proposal entitled “Future Factory,” which hopes to be financed using “P.O.N.” (Piano Operativo Nazionale—National Operating Plan) funds. This project concerns the research and development of technologies and advanced applications for the control, monitoring and management of industrial processes. This project anticipates an overall cost of € 17.4 million, of which Natuzzi is supposed to bear € 3.3 million (€ 2.6 million as industrial research-related costs, and € 0.7 million as experimental activity-related costs). In March 2011, the MIUR informed the Company that it was included on a short list of companies being considered for the grant. However, there can be no guarantee that the Company will receive any such grant from the Italian Government.

In December 2010, Italsofa Romania, an operating subsidiary wholly owned by the Company, took part in a European consortium (Augmented Reality Technologies in FACTories—ARTiFACT) of partners who excel in their respective fields of knowledge. The main objective of the project is to enhance the competitiveness of European companies and to optimize production efficiency in order to provide workers on the shop-floor level with context-based information. In addition, the industrial partners and scientific research institutes involved in the project are able to challenge international competitors. The ARTiFACT consortium consists of 14 European partners. The total investments included in the ARTiFACT project amount to € 5.6 million, and the overall capital grant is €3.8 million, of which € 0.2 million is earmarked for Italsofa Romania.

Certain of the Group’s foreign subsidiaries, including Natuzzi China Ltd and Italsofa Nordeste S.A. enjoy significant tax benefits, such as corporate income tax exemptions or reductions of the applicable corporate income tax rates.

Management of Exchange Rate Risk

The Group is subject to currency exchange rate risk in the ordinary course of its business to the extent that its costs are denominated in currencies other than those in which it earns revenues. Exchange rate fluctuations also affect the Group’s operating results because it recognizes revenues and costs in currencies other than euro but publishes its financial statements in euro. The Group also holds a substantial portion of its cash and cash equivalents in currencies other than the euro, including a large amount in RMB received as compensation for the relocation of its Chinese manufacturing plant. The Group’s sales and results may be materially affected by exchange rate fluctuations. For more information, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Trademarks and Patents

The Group’s products are sold under the “Natuzzi”, “Italsofa”, “Leather Editions”, “Natuzzi Editions” and “Softaly” trademarks. These trademarks and certain other trademarks, such as “Divani & Divani by Natuzzi,” have been registered in all those countries in which the Group has a commercial interest, such as Italy, the European Union and elsewhere. In order to protect its investments in new product development, the Group has also undertaken the practice of registering certain new designs in most of the countries in which such designs are sold. The Group currently has more than 1,500 design patents and patents pending. Applications are made with respect to new product introductions that the Group believes will enjoy commercial success and have a high likelihood of being copied.

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

Description of Properties

The location, approximate size and function of the principal physical properties used by the Group as of December 31, 2011 are set forth below:

Country	Location	Size (approximate square meters)	Function	Production Capacity per day	Unit of Measure

Italy	Santeramo in Colle (BA)	29,000	Headquarters, prototyping, showroom (Owned)	N.A.	N.A.

Italy	Santeramo in Colle, Iesce (BA)	28,000	Sewing and product assembly (Owned)	1.400	Seats

Italy	Matera La Martella	38,000	General warehouse of sofas and accessory furnishing (Owned)	N.A.	N.A.

Italy	Ginosa (TA)	16,000	Sewing and product assembly (Owned)	900	Seats

Italy	Matera Iesce	10,000	Motion product assembly, manufacturing of wooden frames (Owned)	200	Seats

Italy	Laterza (TA)	11,000	Leather cutting (Owned)	7,500	Square Meters

Italy	Laterza (TA)	13,000	Fabric and lining cutting, leather warehouse (Owned)	6,000	Linear Meters

Italy	Laterza (TA)	20,000	Accessory Furnishing Packaging and Warehouse (Owned)	N.A.	N.A.

Italy	Qualiano (NA)	12,000	Polyurethane foam production (Owned)	87	Tons

Italy	Pozzuolo del Friuli (UD)	21,000	Leather dyeing and finishing (Owned)	14,000	Square Meters

U.S.A.	High Point – North Carolina	10,000	Office and showroom for Natuzzi Americas (Owned)	N.A.	N.A.

Romania	Baia Mare	75,600	Leather cutting, sewing and product assembly, manufacturing of wooden frames, polyurethane foam shaping, fiberfill production and wood and wooden product manufacturing (Owned)	2,900	Seats

China	Shanghai	88,000	Leather cutting, sewing and product assembly, manufacturing of wooden frames, polyurethane foam shaping, fiberfill production (Leased)	3,000	Seats

China	Shanghai	15,000	Sewing and product assembly (Leased)	700	Seats

Brazil	Salvador de Bahia – Bahia	28,700	Leather cutting, sewing and product assembly, manufacturing of wooden frames, polyurethane foam shaping, fiberfill production (Owned)	700	Seats

The Group believes that its production facilities are suitable for its production needs and are well maintained. The Group’s production facilities are operated utilizing close to 70.0% of their production capacity. Operations at all of the Group’s production facilities are normally conducted Monday through Friday with two eight-hour shifts per day. Up until July 2010, the Group utilized subcontractors to meet demand variability.

Capital Expenditures

The following table sets forth the Group’s capital expenditures for each year for the three-year period ended December 31, 2011:

	Year ending December 31,
	(millions of Euro)
	2011	2010	2009
Land and plants	0.9	0.2	0.3
Equipment	18.8	13.8	1.6
Intangible assets	1.3	3.1	6.7

Total	21.0	17.1	8.6

Capital expenditures during the last three years were primarily made to make improvements to property, plant and equipment, for the expansion of the Company’s retail network as well as for SAP implementation. In 2011, capital expenditures were primarily made to make improvements at the Group’s existing facilities and in particular in order to adequate the new Chinese facility in leasing for the implementation of the production process, to implement a photovoltaic plant in all our Italian production sites, to increase productivity of the facility located in Baia Mare, (Romania), and to implement the SAP system.

The Group expects that capital expenditures in 2012 will be approximately € 14 million, which is expected to be financed with cash flow from operations. The Group plans to direct such capital expenditures mainly to open new stores and galleries, towards the continued implementation of SAP and to achieve productivity improvements in existing plants. The Group expects almost all of the new store and gallery openings to be in the Asia region.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the Group’s results of operations, liquidity and capital resources is based on information derived from the audited Consolidated Financial Statements and the notes thereto included in Item 18 of this annual report. These financial statements have been prepared in accordance with Italian GAAP, which differ in certain respects from U.S. GAAP. For a discussion of the principal differences between Italian GAAP and U.S. GAAP as they relate to the Group’s consolidated net losses and shareholders’ equity, see Note 29 to the Consolidated Financial Statements included in Item 18 of this annual report. All information that is not historical in nature and disclosed under “Item 5—Operating and Financial Review and Prospects” is deemed to be a forward-looking statement. See “Item 3. Key Information—Forward Looking Information.”

Critical Accounting Policies

Use of Estimates — The significant accounting policies used by the Group to prepare its financial statements are described in Note 3 to the Consolidated Financial Statements included in Item 18 of this annual report. The application of these policies requires management to make estimates, judgments and assumptions that are subjective and complex, and which affect the reported amounts of assets and liabilities as of any reporting date and the reported amounts of revenues and expenses during any reporting period. The Group’s financial results could be materially different if different estimates, judgments or assumptions were used. The following discussion addresses the estimates, judgments and assumptions that the Group considers most material based on the degree of uncertainty and the likelihood of a material impact if a different estimate, judgment or assumption were used. Actual results could differ from such estimates, due to, among other things, uncertainty, lack or limited availability of information, variations in economic inputs such as prices, costs, and other significant factors including the matters described under “Risk Factors.”

Long-lived Assets — Management reviews long-lived assets for impairment whenever changes in circumstances indicate that the carrying amount of the assets may not be recoverable and would record an impairment charge if necessary. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted and discounted net cash flows expected to be generated by the asset and are significantly impacted by estimates of future prices for our products, capital needs, economic trends and other factors. If the carrying value of a long-lived asset is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its estimated recovery value, in relation to its use or realization, as determined by reference to the most recent corporate plans. The Company analyzes its overall valuation and performs an impairment analysis of its long-lived assets in accordance with Italian GAAP and U.S. GAAP (long-lived assets have to be tested for impairment whenever the events or changes in circumstances indicate that the carrying amount of an asset may be not recoverable).

The fair value analysis of each long-lived asset in use is unique and requires that management use estimates and assumptions that are deemed prudent and reasonable for a particular set of circumstances. Management believes that the estimates of these recovery values are reasonable; however, changes in estimates of such recovery values could affect the relevant valuations. The cash flows employed in our 2011 undiscounted and discounted cash flow analyses for impairment analysis of long lived assets in use were based on 2012-2014 year financial forecasts developed internally by management.

While management believes its estimates are reasonable, many of these matters involve significant uncertainty, and actual results may differ from the estimates used.

The key inputs that were used in performing the 2011 (2010 only undiscounted cash flow) impairment tests for the long-lived assets are as follow:

Year Ended Dec. 31, 2011
Long lived assets (in use) located in	Cash flows	g	WACC	Sales CAGR 2012-14
Italy	Undiscounted	n/a	n/a	n/a
Brazil	Third-party independent appraisal	n/a	n/a	n/a
America	Undiscounted	n/a	n/a	n/a
Spain	Discounted	0.5%	9.75%	11.5%
U.K.	Undiscounted	n/a	n/a	n/a

n/a – Not Applicable;

g – estimated long term growth rate;

WACC – Weighted Average Cost of Capital;

Sales CAGR – Sales Cumulative Average Growth Rate

The fair value analysis of each long-lived asset not in use is determined by means of third party independent appraisal.

For a discussion of the differences between Italian GAAP and U.S. GAAP with respect to the above impairment analysis and the effect on net loss and shareholders’ equity as of December 31, 2011, please see Note 29(g) of the Consolidated Financial Statements included in item 18 of this annual report.

Goodwill and intangible assets — Management tests goodwill and intangible assets for impairment by reporting unit at least once a year or whenever the events or changes in circumstances indicate that the carrying amount of goodwill and intangible assets may be not recoverable.

The Company analyzes its overall valuation and performed the impairment analysis of its goodwill and intangible assets in accordance with Italian and U.S. GAAP. Under Italian GAAP the Company amortizes the goodwill and intangible assets arising from business acquisition on a straight-line basis over a period of five years. Under U.S. GAAP goodwill and intangible assets are not amortized but annually tested for impairment.

For a discussion of the differences between Italian GAAP and U.S. GAAP with respect to the above impairment analysis and the effect on net loss and shareholders’ equity as of December 31, 2011, please see Note 29(d) of the Consolidated Financial Statements included in item 18 of this annual report.

The fair value as of December 31, 2011 was determined based on Discounted Cash analyses, which require significant assumptions and estimates about the future operations of the reporting unit. Significant judgments inherent in this analysis include the determination of appropriate discount rates, the amount and timing of expected future cash flows and growth rates. The cash flows employed in our 2011 discounted cash flow analyses were based on 2012-2014 year financial forecasts developed internally by management for the “Italian retail owned stores”. The credit crisis experienced in Italy during 2011, negatively impacted the Company’s results and management’s expectations for the Italian market where private consumption remains weak. In addition, in 2011, the Italian Government passed significant tax, social security, and other extraordinary measures in order to meet the European Commission and European Financial Stability Facility requirements. Such measures were recognized by the International community as a positive step in the right direction, but also resulted in a negative impact in the medium to short-term growth expectation of consumer demand and the overall market recovery. The key inputs used in performing the impairment test of “Italian retail owned stores” relate to an estimated long term growth rate of 0.5% (1% in 2010), a weighted average cost of capital equal to 9.67% (9.91% in 2010), and an estimated average growth rate in sales of 4.2% (6% in 2010) for the subsequent years.

The lower growth rates used in the 2011 analysis reflect the difficult economic outlook in the key markets in which we operate. See “Trend Information” below. Although management believes its estimates are reasonable, actual results may differ, and future downward revisions to management’s estimates, if any, may result in further charges in future periods.

Furthermore, the Company would like to highlight that the net book value of goodwill (net of impairment charge) as of December 31, 2011 under Italian GAAP and U.S. GAAP was 0.06% and 0.05% of total assets, respectively (see notes 11 and 29(d) of the Consolidated Financial Statements included in item 18 of this annual report).

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

In assessing the feasibility of the realization of deferred tax assets, management considers whether it is reasonably certain that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and the tax loss carry forwards are utilized. Estimating future taxable income requires estimates about matters that are inherently certain and requires significant management judgment, and different estimates can have a significant impact on the outcome of the analysis.

In 2011, because most of the Italian and foreign subsidiaries realized significant pre-tax losses and were in a cumulative loss position, management did not consider it reasonably certain that the deferred tax assets of those companies would be realized in the scheduled reversal periods (see Note 16 to the Consolidated Financial Statements included in Item 18 of this annual report). In making its determination that a valuation allowance was required, management considered the scheduled reversal of deferred tax liabilities and tax planning strategies but did was unable to identify any relevant tax planning strategies available to reduce the need for a valuation allowance.

Changes in the assumptions and estimates related to future taxable income, tax planning strategies and scheduled reversal of deferred tax liabilities could affect the recoverability of the deferred tax assets. If actual results differ from such estimates and assumptions the Group financial position and results of operation may be affected.

One-time termination benefits — In September 2011, the Company renewed its agreement with the Trade Unions to participate in a temporary workforce reduction program for 24 months beginning on October 16, 2011 (provided for under Italian law July, 23 1991 n. 223 e D.M. August 20, 2002 n. 31444) pursuant to a special Social Security procedure known as “CIGS - Cassa Integrazione Guadagni Straordinaria”. The average number of employees involved in the CIGS program within the Group’s Italian facilities for the 2011-2013 period is 1,273 and such employees are currently employed in the Italian headquarters and production sites. In October 2011, the Italian Ministry of Labor accepted the above request, and admitted the Company to a 24-month lay-off period, in order to support the reorganization process of the Company that assumes a surplus of 1,060 employees at the end of the lay-off period (October 15, 2013).

Further to agreement that was entered into between the Company and the trade unions, the Company believes that upon expiration of the above-mentioned unemployment benefits in 2013, an agreement will be likely reached with the trade union providing for a one-time termination benefit to each employee to be laid off based on the social contribution set in Italy for staff mobility procedures.

Pursuant to the above-mentioned agreement, as of December 31, 2011, the Company, accrued a one-time termination benefits reserve with an accrual of €5,4 million (for the 1,060 employees to be dismissed) recorded as a non-operating expense, under the line “other income/(expense) net” of the consolidated statement of operations for the year ended December 31, 2011.

In accordance with Italian GAAP this cost has been recognized in 2011 as in such year the Company has formally decided to adopt the termination plan (approved by the Company’s board of directors) and is able to reasonably estimate the related one-time termination benefits. On or before December 31, 2011 the Company did not make any official announcement or notification to the terminated employees in connection with the work termination plan and the one-time termination benefits. Under Italian GAAP for the recognition of the cost for the termination benefits related to the terminated workers the communication or announcement to third parties of the plan of termination of workers is not relevant.

Although management believes its estimates of the one-time termination benefits are reasonable, different assumptions regarding the number of employees to be laid off, the outcome of the negotiations with the trade unions, and other factors, could lead to different conclusions, which could have a significant impact on the figures determined.

Under U.S. GAAP, considering the guidance of ASC 420, the one-time termination benefits has to be recorded in the consolidated statement of operations when the termination plan is communicated to the employees and meets all the criteria indicated in paragraph 420-10-25-4. Therefore, under U.S. GAAP the cost of the one-time termination benefits was reversed out of the consolidated statement of operations for the year ended December 31, 2011.

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

Allowance for Doubtful Accounts — The Group makes estimates and judgments in relation to the collectability of its accounts receivable and maintains an allowance for doubtful accounts based on losses it may experience as a result of failure by its customers to pay amounts owed. The Group estimates these losses using consistent methods that take into consideration, in particular, insurance coverage in place, the creditworthiness of its customers and general economic conditions. Changes to assumptions relating to these estimates could affect actual results. Actual results may differ significantly from the Group’s estimates if factors such as general economic conditions and the creditworthiness of its customers are different from the Group’s assumptions.

Revenue Recognition — Under Italian GAAP, the Group recognizes sales revenue, and accrues associated costs, at the time products are shipped from its manufacturing facilities located in Italy and abroad. A significant part of the products are shipped from factories directly to customers under sales terms such that ownership, and thus risk, is transferred to the customer when the customer takes possession of the goods. These sales terms are referred to as “delivered duty paid,” “delivered duty unpaid,” “delivered ex quay” and “delivered at customer factory.” Delivery to the customer generally occurs within one to six weeks from the time of shipment. The Group’s revenue recognition under Italian GAAP is at variance with U.S. GAAP. For a discussion of revenue recognition under U.S. GAAP, see Note 29(c) to the Consolidated Financial Statements included in Item 18 of this annual report.

Results of Operations

Summary — In 2011, the Group had net losses of € 19.6 million, which increased compared to net losses of € 11.1 million in 2010; Group net sales decreased by 6.2%, from € 518.6 million in 2010 to € 486.3 million in 2011, due primarily to a decrease of 8.5% in seats sold, as compared to 2010. In 2011, net sales of Natuzzi branded products, which target the high-end of the market, decreased by 5.6% to € 181.4 million (from € 192.1 million in 2010), with the number of Natuzzi-branded seats sold decreasing by 5.6% as compared to 2010. Net sales of the Natuzzi Editions/Editions, Italsofa brand and Unbranded products decreased by 9.1% in 2011, to € 243.9 million from € 268.4 million in 2010, with the number of seats sold decreasing by 9.5%.

The Group’s negative performance in 2011 was principally due to a decrease in the sales volume of Natuzzi-branded products. In particular, we believe that the underperformance in sales was primarily caused by a number of ongoing factors in the global economy that have negatively impacted the discretionary spending of consumers. These economic factors include lower home values, high levels of unemployment and personal debt, and reduced access to consumer credit. These developments, coupled with the ongoing malaise of the global financial system and capital markets, have caused a decline in consumer confidence and curtailed consumer spending.

Due to the combined effect of a decrease in net sales volume of our products, the increase of raw materials costs and unfavorable trends of currency exchange rates, and the effect of the relocation of the manufacturing facilities in China, which had low operating efficiency, the Group reported an operating loss in 2011. Despite these negative performances the net financial position improved due to Chinese relocation compensation collected during the year.

Despite these challenges, the Group continued to invest in the repositioning of the Natuzzi brand and the reorganization of its sales activities in 2011, as well as in the ongoing restructuring of its operations, with the aim of regaining its competitiveness and ensuring its long-term profitability.

The following table sets forth certain statement of operations data expressed as a percentage of net sales for the years indicated:

	Year Ended December 31,
	2011	2010	2009
Net sales	100.0%	100.0%	100.0%
Cost of sales	67.0	62.0	64.0
Gross profit	33.0	38.0	36.0
Selling expenses	29.7	29.7	29.0
General and administrative expenses	8.9	8.2	9.0
Operating margin	(5.6)	0.1	(2.0)
Other income (expense), net	3.6	(0.8)	0.6
Income taxes	1.8	1.4	1.9
Net loss	(4.0)	(2.1)	(3.3)

See “Item 4. Information on the Company—Markets” for tables setting forth the Group’s net leather- and fabric-upholstered furniture sales and seats sold, which are broken down by geographic market, for the years ended December 31, 2009, 2010 and 2011.

2011 Compared to 2010

Net Sales for 2011, including sales of leather and fabric-upholstered furniture and other sales (principally sales of polyurethane foam and leather sold to third parties as well as of accessories), decreased 6.6% to € 486.3 million, as compared to € 518.6 million in 2010.

Net sales for 2011 of leather and fabric-upholstered furniture decreased 7.66% to € 425.3 million, as compared to € 460.5 million in 2010. The 7.66% decrease was due to a combination of factors, principally a 8.53% decrease in the number of seats sold. Net sales of Natuzzi-branded furniture accounted for 42.7% of our total furniture net sales in 2011 (as compared to 41.7% in 2010), and net sales of Natuzzi Editions/Editions, Italsofa brand and Softaly products accounted for 57.3% of our total net sales for 2011 (as compared to 58.3% in 2010).

Net sales for 2011 of leather upholstered furniture decreased 6.5% to €403.0 million, as compared to € 431.1 million in 2010, and net sales for 2011 of fabric upholstered furniture decreased 24.5% to € 22.2 million, as compared to € 29.4 million in 2010.

In the Americas, net sales of upholstered furniture in 2011 decreased by 12.6% to € 143.5 million, as compared to € 164.2 million in 2010, and seats sold decreased by 19.1% to 716,920, as compared to 886,471 in 2010. Net sales of Natuzzi Editions/Editions, Italsofa brand and Softaly products decreased 14.4% compared to 2010, while net sales of the higher-priced Natuzzi-branded furniture increased 4.4% as compared to 2010. In Europe, net sales of upholstered furniture in 2011 decreased 15.9% to € 220.2 million, as compared to € 238.1 million in 2010, due to the combined effect of a 10.1% decrease in net sales of Natuzzi-branded furniture and to a 3.7% decrease in net sales of Natuzzi Editions/Editions, Italsofa brand and Softaly products. In the Rest of the World, net sales of upholstered furniture increased 5.4% to € 61.5 million, as compared to € 58.2 million in 2010.

Net sales for 2011 of the Natuzzi-branded furniture decreased 7.8% to € 177.1 million, as compared to € 192.1 million in 2010, with the number of Natuzzi-branded seats sold decreasing by 7.9%. During 2011, net sales of Natuzzi Editions/Editions, Italsofa brand and Softaly products increased 6.2% to € 243.9 million, as compared to € 268.4 million in 2010, with the number seats sold increasing by 3.0%.

In 2011, total seats sold increased 9.3% to 1,787,819 from 1,954,592 sold in 2010. Negative performance was recorded in the Europe region (down 8.5% to 780,791 seats) and in the Americas region (down 14.2% to 776,171 seats), whereas the Group had negative results in the Rest of the World (up 4.4% to 230,858 seats).

The following provides a more detailed country -by -country examination of the changes in volumes in our principal markets, according to the Group’s two main sales categories:

- Natuzzi Brand. In terms of seats sold under the Natuzzi brand, the Group recorded negative results in Australia (-23.8%), Chile (-42.0%), Spain (-18.8%), France (-13.2%), United Kingdom (-10.5%), Italy (-12.3%), the Netherlands (-4.1%), Switzerland (-8.6%), Ireland (-29.3%), Portugal (-32.6%), Denmark (-27.8%), and Belgium (-26.7%). Positive results were reported in the United States (+8.11%), Canada (4.5%), Korea (+7.5%), Germany (+2.9%), China (+39.0%), Mexico (+59.1%), Taiwan (+7.8%), and UAE (+3.1%).

- Natuzzi Editions/Editions, Italsofa brand and Softaly products. The Group recorded a decrease in terms of seats sold in many countries, among which were Saudi Arabia (-20.7%), United States (-21.2%), Canada (-12.2), Israel (-15.0%), Spain (-21.8%) Belgium (-20.2%), France (-17.6%), United Kingdom (-14.6%), Holland (-12.3%), Portugal (-58.1) and Sweden (-9.6%). Positive results were reported in Germany (+30.0%), Korea (+20.2%), Japan (+6.6%), India (+44.0%) and China (+11.1%).

Other Net Sales (principally sales of polyurethane foam and leather sold to third parties, as well as of accessories) increased 5.1% to € 61.1 million, as compared to € 58.1 million in 2010.

Cost of Sales in 2011 increased in absolute terms by 14.2% to € 326.1 million (representing 67.0% of net sales), as compared to € 321.5 million (or 62.0% of net sales) in 2010. The increase in cost of sales as a percentage of sales primarily reflects higher raw material costs, particularly of leather, and a negative sales mix. Labor costs also increased as a percentage of sales, reflecting higher salaries in China, Romania and Italy, and to a lesser extent Brazil, as well as the effect of a temporary shift of production from China to Italy during the relocation of our Chinese plant. Other manufacturing costs also increased as a percentage of sales reflecting lower sales and the new plant in China.

Gross Profit. The Group’s gross profit decreased 18.7% in 2011 to €160.3 million (33.0% of net sales), as compared to €197.1 million in 2010 (38.0% of net sales) as a result of the factors described above.

Selling Expenses decreased 6.5% in 2011 to €144.3 million, as compared to €154.3 million in 2010, and, as a percentage of net sales, remained at the same level as in 2010 (+29.7%). The stable performance as a percentage of sales primarily reflects a reduction in transportation costs and lower commissions and advertising expenses.

General and Administrative Expenses. In 2011, the Group’s general and administrative expenses decreased by 0.02% to € 43.3 million, from € 42.4 million in 2010, and, as a percentage of net sales, increased from 8.2% in 2010 to 8.9% in 2011. The percentage increase is linked to the net sales decrease.

Operating Income (Loss). Reflecting the above factors, the Group had an operating loss of €27.3 million for 2011, as compared to operating income of €0.4 million in 2010.

Other Income (expenses), net. The Group registered other income, net, of €17.3 million in 2011 as compared to other expenses, net of €4.4 million in 2010.

Under the line “other income/(expense) net” of the consolidated statement of operations for the year ended December 31, 2011 the Chinese relocation effects was recorded as compensation amount of €46.7 million (equal to RMB 420 million) and write-off of €18.4 million (equivalent to RMB 165 million) of all fixed assets owned by Italsofa Shanghai that were not transferred in the new industrial site (the industrial building and some machines and equipments). In addition the Chinese subsidiary recorded other extraordinary expenses for employees compensation and fees of €3.2 million (equivalent to RMB 28 million).

The Company has also recorded an impairment loss of €1.0 million under the line other income (expense) on the plant located in Brazil in Pojuca- State of Bahia and based on the annual impairment analysis with a third-party independent appraisals.

The Company, at December 2011, increased the One-time termination benefits reserve with an accrual of €5.5 million (for the 1,060 employees to be dismissed) recorded as a non operating expense, under the line “other income/(expense) net” of the consolidated statement, based on the new restructuring program signed with the Trade Unions, in order to support the reorganization process of the Company, that assumes a surplus of 1,060 employees at the end of the lay-off period (October 15, 2013).

Net interest expenses, included in other expense, net, in 2011 was € 0.5 million, as compared to net expenses of € 1.0 million in 2010. See Note 26 to the Consolidated Financial Statements included in Item 18 of this annual report.

The Group registered a € 0.5 million foreign-exchange net gain in 2011 (included in other income (expense), net), as compared to a net gain of € 1.0 million in 2010. The foreign exchange gain in 2011 primarily reflected the following factors:

•

a net realized gain of € 1.9 million in 2011 (as compared to a net realized loss of € 3.1 million from 2010) on domestic currency swaps due to the difference between the forward rates of the domestic currency swaps and the spot rates at which the domestic currency swaps were closed (the Group uses the forward rate to hedge its price risks against unfavorable exchange rate variations);

•	a net realized loss of € 1.2 million in 2011 (compared to a gain of € 6.8 million in 2010), from the difference between invoice exchange rates and collection/payment exchange rates;

•	a net unrealized gain of € 0.4 million in 2011 (compared to an unrealized gain of €1.8 million in 2010) on accounts receivable and payable; and

•	a net unrealized loss of € 0.6 million in 2011 (compared to an unrealized loss of € 0.8 million in 2010), from the mark-to-market of domestic currency swaps.

The Group also recorded other expenses, included in other income (expense), net, in 2011 of € 17.4 million, compared to other expenses of € 4.5 million reported in 2010. These expenses reflected the following factors:

•

a € 2.5 million contingent-liabilities provision for estimated losses related to some claims (including tax claims) and legal actions in 2011, while in 2010, the provisions for contingent liabilities amounted to € 3.8 million;

•	other expenses of €0.3 million deriving from the write-off of fixed assets in 2011, while in 2010, the other expenses deriving from the write off of fixed assets amounted to € 0.5 million;

•	€ 1.5 million as other expense, net in 2011, compared to other income, net of € 0.2 million in 2010.

The Group does not use hedge accounting and records all fair value changes of its domestic currency swaps in its statement of operations.

Income Taxes. In 2011, the Group had an effective tax rate of 88.9% on its losses before taxes and non-controlling interests, compared to the Group’s effective tax rate of 172.5% reported in 2010.

For the Group’s Italian companies the effective tax rate (i.e., the obligation to accrue taxes despite reporting a loss before taxes) was, in part, due to the regional tax known as “Irap” (Imposta regionale sulle attività produttive; see Note 16 to the Consolidated Financial Statements included in Item 18 of this annual report). This regional tax is generally levied on the gross profits determined as the difference between gross revenue (excluding interest and dividend income) and direct production costs (excluding labor costs, interest expenses and other financial costs). As a consequence, even if an Italian company reports a pre-tax loss, it could still be subject to this regional tax. In 2011, most Italian companies within the Group reported losses but had to pay “Irap.”

In 2011, the Group’s effective income tax rate was also negatively affected by a considerable increase in the non-current deferred tax assets valuation allowance. In 2011, because most of the Italian and foreign subsidiaries realized significant pre-tax losses and were in a cumulative loss position, management did not consider it reasonably certain that the deferred tax assets of those companies would be realized in the scheduled reversal periods (see Note 16 to the Consolidated Financial Statements included in Item 18 of this annual report).

Net Loss. Reflecting the factors above, the Group reported a net loss of €19.6 million in 2011, as compared to a net loss of €11.1 million in 2010. On a per-Ordinary Share, or per-ADS basis, the Group had net losses of €0.36 in 2011, as compared to net losses of €0.20 in 2010.

As disclosed in Note 29 to the Consolidated Financial Statements included in Item 18 of this annual report, established accounting principles in Italy vary in certain significant respects from generally accepted accounting principles in the United States. Under U.S. GAAP, the Group would have had net losses of € 13.1 million, € 8.9 million and € 25.9 million in 2011, 2010 and 2009, respectively, compared to net losses of € 19.6 million, € 11.1 million and € 17.7 million in 2011, 2010 and 2009, respectively under Italian GAAP.

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

In the Americas, net sales of upholstered furniture in 2010 increased by 17.4% to € 164.2 million, as compared to € 139.8 million in 2009, and seats sold increased by 12.9% to 886,471, as compared to 785,156 in 2009. Net sales of Natuzzi Editions/Editions, Italsofa brand and Unbranded products increased 19.3% compared to 2009, while net sales of the higher-priced Natuzzi-branded furniture increased 1.3% as compared to 2009. In Europe, net sales of upholstered furniture in 2010 decreased 9.7% to € 238.1 million, as compared to € 263.7 million in 2009, due to the combined effect of a 9.3% decrease in net sales of Natuzzi-branded furniture and to a 10.3% decrease in net sales of Natuzzi Editions/Editions, Italsofa brand and Unbranded products. In the Rest of the World, net sales of upholstered furniture increased 23.8% to € 58.2 million, as compared to € 47.0 million in 2009.

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

The following provides a more detailed country -by -country examination of the changes in volumes in our principal markets, according to the Group’s two main sales categories:

- Natuzzi Brand. In terms of seats sold under the Natuzzi brand, the Group recorded negative results in the United States (-19.8%), Korea (-15.6%), France (-18.0%), Italy (-2.8%), Germany (-25.4%), Ireland (-37.6%), Portugal (-27.7%), Denmark (-43.6%) and Belgium (-15.4%). Positive results were reported in Canada (+22.9%), China (+28.3%), and UAE (+15.3%).

- Natuzzi Editions/Editions, Italsofa brand and Unbranded products. The Group recorded a decrease in terms of seats sold in many countries, among which were Saudi Arabia (-10.0%), Belgium (-11.4%), France (-9.3%), Holland (-36.9%), Sweden (-15.0%) and Germany (-24.3%). Positive results were reported in the United States (+11.9%), Canada (+23,1) Israel (+16.3%), the United Kingdom (+7.1%), Portugal (+ 19.1) and China (+53.1%).

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

The Group registered a € 1.0 million foreign-exchange net gain in 2010 (included in other income (expense), net), as compared to a net gain of € 6.9 million in 2009. The foreign exchange gain in 2010 primarily reflected the following factors:

•

a net realized loss of € 3.1 million in 2010 (which was unchanged from 2009) on domestic currency swaps due to the difference between the forward rates of the domestic currency swaps and the spot rates at which the domestic currency swaps were closed (the Group uses the forward rate to hedge its price risks against unfavorable exchange rate variations);

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

Net Loss. The Group reported a net loss of € 11.1 million in 2010, as compared to a net loss of € 17.7 million in 2009. On a per-Ordinary Share, or per-ADS basis, the Group had net losses of € 0.20 in 2010, as compared to net losses of € 0.32 in 2009.

As disclosed in Note 29 to the Consolidated Financial Statements included in Item 18 of this annual report, established accounting principles in Italy vary in certain significant respects from generally accepted accounting principles in the United States. Under U.S. GAAP, the Group would have had net losses of € 9.2 million, € 25.7 million and € 55.7 million in 2010, 2009 and 2008, respectively, compared to net losses of € 11.1 million, € 17.7 million and € 61.9 million in 2010, 2009 and 2008, respectively, under Italian GAAP.

Liquidity and Capital Resources

In the ordinary course of business, our principal uses of funds are for the payment of operating expenses, working capital requirements, capital expenditures and restructuring of operations. The Group’s principal source of liquidity has historically been its existing cash and cash equivalents and cash flow from operations, supplemented to the extent needed to meet the Group’s short term cash requirements by accessing the Group’s existing lines of credit. Management believes that the Group’s working capital is sufficient for its present requirements.

In light of the downturn of the global economy and the continuing uncertainty about these conditions in the foreseeable future, we are focused on effective cash management, controlling costs, and preserving cash in order to continue to make necessary capital expenditures and acquire of stores. For example, we reviewed all capital projects for 2012 and are committed to execute only those projects that are necessary for business operations.

As of December 31, 2011, the Group had cash and cash equivalents on hand of €94.0 million, and available unsecured lines of credit for cash disbursements totaling €51.7 million. The Group uses these lines of credit to manage its short-term liquidity needs. The unused portions of these lines of credit amounted to approximately €12.7 million (see Note 13 to the Consolidated Financial Statements included in Item 18 of this annual report) as of December 31, 2011. At December 31, 2011, we had €24.2 million in bank overdrafts outstanding. Amounts borrowed by the Group under these credit facilities are not subject to any restrictions on their use, but are repayable either on demand (for bank overdrafts) or on a short-term basis (for other bank borrowings under existing credit lines). Given their nature, these lines of credit may be terminated by the banks at any time. If these lines of credit are terminated on short notice, we would need to find alternative sources of liquidity or refinance these amounts on short notice, which could be difficult to do on favorable terms. See “Item 3 — Key Information — Risk Factors.” The Group’s borrowing needs generally are not subject to significant seasonal fluctuations.

Although we had €94.0 million in cash and cash equivalents on hand at December 31, 2011, a substantial portion of this amount consists of the unused portion of the relocation compensation payment received in connection with our Chinese plant in 2011. To the extent management intends to move them from China by a dividend distribution, a withholding tax of 10% would have to be paid.

Cash Flows

The Group’s cash and cash equivalents were € 94.0 million as of December 31, 2011, as compared to € 61.1 million as of December 31, 2010. The most significant changes in the Group’s cash flows between 2010 and 2011 are described below.

Cash flow used by operating activities was € -19.9 million in 2011, as compared to cash flow generated in operations of € 2.4 million in 2010.

As at December 31, 2011, we had a general increase in inventory level of € 6.2 million in comparison with December 31, 2010, due mostly to the increase of the leather prices occurred during 2011.

Net cash generated from investment activities in 2011 were €28.1 million. The increase in cash generated by investment activities in 2011 was primarily due to receipt of €46.7 million relocation compensation payment from the local Chinese authority, partially offset by higher capital expenditures.

In 2011, the main investments carried out by the Group were related primarily to adapting the structure of the Group’s leased 88,000 square meter plant in China to its operational needs. See “Item 3. Key Information—Risk Factors—Introduction of a new integrated management system.”

Cash generated by financing activities in 2011 totalled € 23.2 million, as compared to € 7.8 million of cash generated by financing activities in 2010 are mainly due to the increase in short term borrowings.

Management believes that the Group’s working capital is sufficient for its present requirements. The Group’s principal source of liquidity is its existing cash and cash equivalents, supplemented to the extent needed to meet the Group’s short term cash requirements by accessing the Group’s existing lines of credit. Moreover, management highlights that the Group’s cash liquidity is sufficient for its normal course of business, even if most of the cash is mainly in China and in case management intends to move it from China by means of a dividend distribution, a withholding tax of 10% has to be paid according to the Chinese law currently in force. However, the Company’s management currently does not intend to move such money from China, because it plans to carry out investments at manufacturing and retail distribution level in order to increase its retail presence in the local market.

As of December 31, 2011, the Group’s long-term contractual cash obligations amounted to € 118.6 million of which € 17.3 million comes due in 2012 (€ 18.7 million in 2011). See “Item 5. Operating and Financial Review and Prospects — Contractual Obligations and Commitments.” The Group’s long-term debt represented less than 5.0% of shareholders’ equity as of December 31, 2011 and 2010 (see Note 18 to the Consolidated Financial Statements included in Item 18 of this annual report). As of December 31, 2011 and 2010 there were no covenants on the above long-term debt. The Group’s principal uses of funds are expected to be the payment of operating expenses, working capital requirements, capital expenditures and restructuring of operations. See “Item 4. Products” for further description of our research and development activities. See “Item 4. Incentive Programs and Tax Benefits” for further description of certain government programs and policies related to our operations. See “Item 4. Capital expenditure” for further description of our capital expenditures.

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

As of December 31, 2011, the Group’s long-term debt consisted of € 14.5 million (including the current portion of such debt) outstanding under subsidized loans granted by the Italian government (see “Item 4. Incentive Programs and Tax Benefits”) and its short-term debt consisted of € 24.2 million outstanding under its existing lines of credit, comprised entirely of bank overdrafts. This compares to € 15.4 million of long-term debt as of December 31, 2010.

As of December 31, 2011, all of the Group’s long-term debt and short-term debt were denominated in euro. For the maturity profile of the Group’s long-term debt, please consult the table labelled “Contractual Obligations” below. Short-term overdrafts are payable on demand. Other bank borrowings under existing lines of credit have other short-term maturities. The bulk of the group’s long-term debt bears interest at a fixed rate of 2.01% per annum, with 21.0% of its long-term debt bearing interest at 0.74% per annum. The Group’s short-term debt bears interest at floating rates, with a weighted average interest rate per annum of 1.91% on the Group’s overdraft borrowing as of December 31, 2011, compared to 1.27% as of December 31, 2010. The Group does not have outstanding any other debt instruments, except that it has entered derivative instruments to reduce its exposure to the risk of short-term declines in the value of its foreign currency denominated revenues and not for speculative or trading purposes. For additional information on these derivative instruments, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Exchange Rate Risks.”

The Group maintains cash and cash equivalents in the currencies in which it conducts its operations, principally, Chinese Yuan, U.S. dollars, euro, New Romanian Leu, British pounds and Canadian dollars.

The following table sets forth the material contractual obligations and commercial commitments of the Group (of the type required to be disclosed pursuant to Item 5F of Form 20-F) as of December 31, 2011:

	Payments Due by Period (thousands of euro)
Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	After 5 years
Long-term debt	14,523	3,735	6,774	3,125	889
Bank overdrafts	24,157	24,157	—	—	—
Total Debt(1)	38,680	27,892	6,774	3,125	889
Interest due on Total Debt (2)	1,158	635	353	152	18
Operating Leases (3)	118,616	17,330	34,769	36,244	30,272
Total Contractual Cash Obligations	158,454	45,857	41,896	39,521	31,179

(1)

Please see Note 18 to the Consolidated Financial Statements included in Item 18 of this annual report for more information on the Group’s long-term debt. See Notes 13 and 18 of the Consolidated Financial Statements included in Item 18 of this annual report on Form 20-F.

(2)	Interest due on Total debt has been calculated using rates contractually agreed with lenders
(3)	The leases relate to the leasing of manufacturing facilities and stores by several of the Group’s companies.

Under Italian law, the Company and its Italian subsidiaries are required to pay a termination indemnity to their employees when these cease their employment with the Company or the relevant subsidiary. Likewise, the Company and its Italian subsidiaries are required to pay an indemnity to their sales agents upon termination of the sales agent’s agreement. As of December 31, 2011, the Group had accrued an aggregate employee termination indemnity of € 26.7 million. In addition, as of December 31, 2011, the Company had accrued a sales agent termination indemnity of € 1.2 million and a one-time termination indemnity benefit of € 6.7 million. The one-time termination benefit includes the amount to be paid on the separation date to certain workers to be terminated on an involuntary basis. See Notes 3(o) and 19 of the Consolidated Financial Statements included in Item 18 of this annual report. These amounts are not reflected in the table above. It is not possible to determine when the amounts that have been accrued will become payable.

On September, 2011 the Company and the Trade Unions submitted a request to the Italian Ministry of Labor to access for 24 months (starting from October 16, 2011) to the unemployment benefits (Italian law July, 23 1991 n. 223 e D.M. August 20, 2002 n. 31444) granted by a special Social Security procedure called “CIGS—Cassa Integrazione Guadagni Straordinaria”. The average number of positions involved in the CIGS program within the Group’s Italian facilities for the 2011-2013 period is 1,273 and are currently employed in the Italian headquarters and production sites. On October, 2011 the Italian Ministry of Labor accepted the above request, and admitted the Company to a 24-month layoff period, in order to support the reorganization process of the Company that assumes a surplus of 1,060 employees at the end of the lay-off period (October 15, 2013). Based on the above-mentioned agreement, the Company, during the 24 months layoff period, has a formal commitment to make investments (equipment related to the production activities; marketing, sales and distribution network development; research and development; patents; trademarks; training requalification) for a total amount of €25.0 million. These amounts are not reflected in the table above because it is not possible to determine when this investment will be carried out.

The Group is also involved in a number of claims (including tax claims) and legal actions arising in the ordinary course of business. As of December 31, 2011, the Group had accrued provisions relating to these contingent liabilities in the amount of €12.2 million. See “Item 8. Financial Information—Legal and Governmental Proceedings” and Notes 19 and 26 to the Consolidated Financial Statements included in Item 18 of this annual report.

Trend information

The difficult market conditions deriving from the international economic and financial crisis are likely to persist in 2012. Looking ahead, the economic correction phase is still underway and the austerity measures being implemented by some governments in developed countries are expected to further depress overall growth in those markets. Due to persistent sovereign debt-related difficulties, particularly in the Euro area, the continuing weakness in the real estate and job markets, and continuing uncertainty regarding the management of public finance in the United States, the growth prospects for 2012 have weakened. Furthermore, the socio-political developments in the Middle East, and their related worldwide repercussions, add further uncertainty to the global economic outlook, making it difficult to clearly understand the direction that certain markets in which the Company operates will take.

In light of this uncertain situation, the Company plans to continue to improve its efficiency by by controlling costs, to fight counterfeiting and unfair competition, to encourage innovation, to improve quality and, above all, to strive to regain its competitiveness and profitability.

Off-Balance Sheet Arrangements

As of December 31, 2011, neither Natuzzi S.p.A. nor any of its subsidiaries was a party to any off-balance sheet arrangements.

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

U.S. GAAP — Recently issued but not yet adopted U.S. accounting pronouncements relevant for the Company are outlined below:

“Presentation of Comprehensive Income (Topic 220)”, which revises the manner in which entities present comprehensive income in their financial statements. The new guidance removes the presentation options in ASC 220, “Comprehensive income”, and requires entities to report components of comprehensive income in either (i) a continuous statement of comprehensive income or (ii) two separate but consecutive statements. Under the two-statement approach, an entity is required to present components of net income and total net income in the statement of net income. The statement of other comprehensive income should immediately follow the statement of net income and include the components of other comprehensive income and a total for other comprehensive income, along with a total for comprehensive income. The amendments in this ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The amendments in this ASU should be applied retrospectively and they are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The provisions of ASU 2011-05 are not expected to have a material impact on the Company’s consolidated financial statements.

In December 2011, the FASB issued ASU 2011-11, “Balance Sheet (Topic 210): Disclosures about offsetting Assets and Liabilities”. The objective of this update is to provide enhanced disclosures that will enable financial statements’ users to evaluate the effect or potential effect of netting arrangements on an entity’s financial position. This includes the effect or potential effect of rights of setoff associated with an entity’s recognized assets and recognized liabilities within the scope of this ASU. The amendments require enhanced disclosures by requiring improved information about financial instruments and derivative instruments that are either (1) offset in accordance with either Section 210-20-45 or Section 815-10-45 or (2) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with either Section 210-20-45 or Section 815-10-45. The amendments in this update are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The provisions of ASU 2011-11 are not expected to have a material impact on the Company’s consolidated financial statements.

In December 2011, the FASB issued ASU 2011-12, “Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items out of Accumulated Other Comprehensive Income in Accounting Standard Update No 2011-05”. The amendments in this ASU supersede certain pending paragraphs in ASU 2011-05, to effectively defer the requirement that companies present reclassification adjustments for each component of accumulated other comprehensive income in both net income and other comprehensive income on the face of the financial statements. Companies are still required to present reclassifications out of accumulated other comprehensive income on the face of the financial statements or disclose those amounts in the notes to the financial statements. The provisions of ASU 2011-12 are not expected to have a material impact on the Company’s consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The Board of Directors of Natuzzi S.p.A. currently consists of nine members, whose term will expire on the date in which the shareholders’ meeting will approve the financial statements for fiscal year 2013. The directors and senior executive officers of the Company as of March 30, 2012, were as follows:

Name	Age	Position with the Company
Pasquale Natuzzi *	71	Chairman of the Board of Directors, Chief Executive Officer & ad interim Chief Commercial Officer EMEA
Antonia Isabella Perrone *	41	Director
Annamaria Natuzzi *	44	Director
Giuseppe Antonio D’Angelo *	45	Outside Director
Maurizia Iachino Leto di Priolo *	61	Outside Director
Giuseppe Desantis*	49	Outside Director
Pietro Scott Jovane*	42	Outside Director
Giuseppe Marino*	46	Outside Director
Andrea Martinelli*	64	Outside Director
Vittorio Notarpietro	48	Chief Financial Officer
Fernando Rizzo	47	Chief Human Resources and Organization Officer
Antonio Cavallera	32	Chief Strategic Program Management Officer
Giuseppe Cacciapaglia	43	Chief Internal Control Systems Officer
Giambattista Massaro	49	Chief Operating Officer
Stefano Sette	43	Chief Strategic Style & Product Officer
Giacomo Ventolone Angelo Colacicco	44 42	Chief Strategic Marketing & Communications Officer Chief Information Officer
Massimiliano Quatraro	37	Chief Legal & Corporate Affairs Officer
Simon Hughes Joe Mussallem	51 43	Chief Commercial Officer Asia Pacific Chief Commercial Officer Americas
Giuseppe Vito Stano	53	Chief Worldwide Softaly Division
Giuseppe Pellegrino	50	Chief Commercial Officer Brazil

*	The above mentioned Members of the Board of Directors were elected at the Company’s Annual General Shareholders’ Meeting held on April 28, 2011.

Pasquale Natuzzi, currently Chairman of the Board of Directors, Chief Executive Officer & ad interim Chief Commercial Officer EMEA, founded the Company in 1959. Mr. Natuzzi held the title of Sole Director of the Company from its incorporation in 1972 until 1991, when he became the Chairman of the Board of Directors. Mr. Natuzzi has creative skills and is directly involved with brand development and product styling. He takes care of strategic partnerships with existing and new accounts.

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

Giuseppe Antonio D’Angelo is an Outside Director of the Company and is currently Executive Vice President of Anglo-America Regions with Ferrero International SA. Before joining Ferrero in 2009, he acquired significant international experience in general management of multinational companies such as General Mills (from 1997 to 2009), S.C. Johnson & Son (from 1991 to 1997) and Procter & Gamble (from 1989 to 1991). Mr. D’Angelo earned his Bachelor’s of Arts degree in Economics from LUISS University of Rome in 1988. He received certification from Harvard Business School in the Advanced Management Program in 2004.

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

Giuseppe Desantis is an Outside Director of the Company and is currently General Manager for G.T.S – General Transport Service S.p.A, European leader in intermodal transports. From 1984 to 2008, he had covered roles of increasing responsibility within the Natuzzi Group, last but not least, the role of Natuzzi Spa Vice President. From 1994 to 1997 he has been Vice President “Confindustria—Bari”. From 2001 to 2011 he has been President of “Sezione Legno Arredo – Confindustria Basilicata”. From 2001 to 2005 Mr. Desantis has been member of “Direttivo del Comitato del Distretto del Mobile imbottito – Matera” and from 2008 to early 2011 he has been Member of “Direttivo del Comitato del Distretto del legno e Arredo—Puglia”. Since 2002, he has been an Outside Director of Banca d’Italia – Bari.

Pietro Scott Jovane is an Outside Director of the Company and currently is CEO of Microsoft Italy. Since 2003, he has carried out roles of increasing responsibility in Microsoft, focusing in the financial and commercial area. Since 2006, he has managed Microsoft’s on line Division in Italy, and from 2005 to 2006 he was the Commercial Director for Telecommunications and Media. Mr. Jovane also previously served as Chief Financial Officer for Microsoft Italy. In his professional career, Mr. Jovane also served as CFO North America – Versace Group, CFO of Matrix and Controlling Director of the SEAT Group.

Giuseppe Marino is an Outside Director of the Company and currently is an associate professor of tax law at the University of Milan. Mr. Marino is admitted to the Milan Bar and to the Supreme Court of Cassation, he is a chartered accountant and an official Auditor and coordinator of the Master in Tax Law program at Bocconi University of Milan. He is a member of important tax law associations, within the role of Member of the Academic Committee of the European Association of Tax Law Professors (EATLP), member of the Committee Rules of Behavior in Tax Law in the Chartered Accountant Association in Milan, and a member of various Editorial Boards of tax law reviews. He is also a Member of the Board of Directors of Alcofinance SA and Alcogroup SA (Belgium), a Member of the Board of Statutory Auditors of SOL S.p.A. (listed on the Milan Stock Exchange) as well as of two other non-listed financial companies.

Andrea Martinelli is an Outside Director of the Company and currently Chief Operating Officer West Europe/MENA for MCCI and Executive Board Director of METRO Cash & Carry International. From 2004 to 2008, he was a Regional Operation Officer Russia – Ukraine – Kazakhstan and a Member of the Management Board for MCCI. From 1999 to 2003, he also served as the Managing Director for MCCI Italy. From 1995 to 1998, Mr. Martinelli served as the CEO Personnel Care – Division International for FMCG Group Italy, Greece and France, and from 1986 to 1995, he was the Managing Director of Generale Supermercati Italia and a Board Member of Holding SME.

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

Antonio Cavallera is the Chief Strategic Program Management Officer of the Company. He joined the Company in December 2005 and covered roles of increasing responsibility in the HR & Organization Department. From November 2010 to August 2011 he was Corporate & Commercial HR Manager and from June 2009 to November 2010 as Commercial HR Manager. He has also served as Training & Change Management Manager from July 2008 to June 2009 and HR Retail Specialist from September 2006 to June 2009.

Giuseppe Cacciapaglia is the Chief Internal Control Systems Officer and he joined the Company in July 1996, primarily focusing on carrying out financial audit activities of the Group. Previously Mr.Cacciapaglia worked with Reconta Ernst & Young within the financial audit services. From 2006 to 2009, he was also member of the Statutory Audit Committee of “Santeramo in Colle” Municipality.

Giambattista Massaro is the Chief Operating Officer. He was from January 2010 to December 2011 Chief Procurement Officer. He returned to the Company in January 2010 after his service as CEO of Ixina Italy S.r.l.—Snaidero Group from 2007 to 2009. From 1993 to 2007, he was General Manager of Purchasing, Logistics and Overseas Operation and a member of the Board of Directors of the Group. From 1992 to 1993, he was Assistant to Mr. Natuzzi, and from 1990 to 1992, he was Pricing and Costs Manager. He joined the Company in 1987 as a buyer. He also previously served as Chairman of Natco S.p.A., Natuzzi Trade Service S.r.l. and Lagene as well as Director of Italsofa Bahia Ltda., Italsofa Romania S.r.l. and Natuzzi Asia Ltd.

Stefano Sette is the Chief Strategic Style & Product Officer. He was from February 2011 to December 2011 Chief Research & Development Officer and Chief Marketing and Product Development Officer from December 2009 to February 2011. He has also served as the Natuzzi Brand Group Senior Vice President, Vice President Sales Worldwide and Worldwide Product Manager. He joined the Company in its Export Sales Department in 1990.

Giacomo Ventolone is the Chief Strategic Marketing & Communications Officer. He was from April 2010 to September 2011 the Chief Institutional Relations & Corporate Communication Officer. He worked in the US market as Brand Manager for Natuzzi Italy from December 2009 to March 2010. From January 2009 to December 2009, he was Regional Vice President for Latin America. He joined the company in 1997 and eventually served as Corporate and Internal Communication Manager from February 2004 to March 2007, and Communications Director from March 2007 to December 2008. Mr. Ventolone began his career as a freelancer with Pryngeps Gallery from 1992 to 1995, where he was responsible for the creation of communication tools for the industry. From 1995 to 1997, he worked in marketing and sales at De Agostini Diffusione del Libro.

Angelo Colacicco is the Chief Information Officer of the Company, a position he has served in since October 2007. He joined the Company in its HR & Organization department in 1994. In 1996, he served as a software specialist in IT department and from 2000 to 2007, he was the IT manager for all Sales and distribution processes.

Massimiliano Quatraro is the Chief Legal & Corporate Affairs Officer. He joined the Company in April 2011. After a degree in Law from the University of Bari and a Ph.D. in Law of Economics, Mr. Quatraro gained experience as an associate of the law firm Allen & Overy , where he occupied positions of increasing responsibility. In 2004, Mr. Quatraro cooperated with Natuzzi Group as a legal counsel for national and international activities. In 2006, he joined the Shell Group, as Legal and Corporate Affairs Manager Upstream in Shell Italia S.p.A.

Simon Hughes is the Chief Commercial Officer Asia Pacific. He joined the Company in September 2010 as Chief of Natuzzi & Italsofa Division. Mr. Hughes has developed strong experience in Retail Development in the Asia Pacific region and has assumed an increasing role of responsibility in Levi’s as Product Manager—New Zealand from 1987 to 1992, Merchandising/Marketing Manager in Korea from 1992 to 1995 and Pan Asia Merchandising Manager from 1995 to 1997. He was Chief Operating Officer at CK Jeans – Asia from 1997 to 2006, Managing Director at Warmaco from 2006 to 2008 and CEO at Bendon from 2008 to 2010, which has with a main distribution in Australia and New Zealand.

Joseph Mussallem is the Chief Commercial Officer Americas of the Company (except for Brazil). Starting in 2010 he was appointed as President & CEO of Natuzzi Americas. After beginning his furniture career within Retail Management at Harlem Furniture Chicago, he joined the Natuzzi Group covering various roles of increasing responsibility within Natuzzi Americas. From 1992 to 2001, he was sales representative in the United States Midwest region and, from 2001 to 2008, was Product Manager for the Americas. From 2009 to 2010, he was Senior Vice President of Natuzzi Editions and Softaly brands and national accounts, being directly responsible for 5 major accounts representing approximately 50% of the turnover of Natuzzi Americas.

Giuseppe Vito Stano is the Chief Worldwide Softaly Division Officer. From May 2011 to December 2012, he was regional manager of Natuzzi and Italsofa EMEA and India, and from April 2010 to May 2011 he was regional manager for Western and Southern Europe and the Middle East. Prior thereto, he was the Italsofa brand Manager of the Group from November 2008 to December 2009. He developed his professional career as the Key Global Account Management Vice President after being Sales Administration Director of the Company since 1991. He was also a Director of Natuzzi Americas, Inc. From 1986 to 1991, he was Executive Vice President of Natuzzi Upholstery Inc. (currently Natuzzi Americas, Inc.) in the United States. Prior to that, he was Assistant Vice President of Natuzzi Upholstery Inc. He joined the Group in 1980, as a staff member of the Company’s Export Department.

Giuseppe Pellegrino is the Chief Commercial Officer Brazil. He rejoined the Company in March 2011. From January 1987 to January 2000 he covered roles of increasingly responsibility in the sales area as Area Manager Europa and Regional Manager Europa in the Group. From April to November 2000 he was worldwide commercial director in Incanto Divani S.p.A. He also worked as Commercial Director in many upholstery companies, such as Biflex S.p.A., Max Divani S.p.A, Contempo S.p.A. and News S.r.l.

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

Aggregate compensation paid by the Group to the directors and officers was approximately € 2.7 million in 2011. The compensation paid in 2011 to the members of the Board of Directors is set forth below individually:

Name	Base Compensation
Pasquale Natuzzi	€221,674
Antonia Isabella Perrone	€35,343
Annamaria Natuzzi	€35,343
Giuseppe Antonio D’Angelo	€35,343
Maurizia Iachino Leto di Priolo	€35,343
Giuseppe De Santis	€22,266
Pietro Scott Iovane	€22,266
Giuseppe Marino	€20,800
Andrea Martinelli	€20,000

In 2011 a new management incentive system called “Management By Process and Objectives”—(“MBPO”) was implemented with the aim of motivating, in the short-term, all of the beneficiaries to the achievement of strategic outcomes, such as, competitiveness, quality and innovation, customer satisfaction, profitability, brand support and social mission.

In order to protect the interests of the shareholders of the Company, the MBPO system is based on an “on/off switch” formula that contemplates, as a necessary condition to trigger the liquidation of 2011 MBPO, the achievement of the Company’s operating profit goal, including the cost of the new incentive system.

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

During 2011, the statutory auditors of the Group received approximately € 142,300 in compensation in the aggregate for their services to the Company and its Italian subsidiaries.

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

External Auditors

On April 30, 2010, at the annual general shareholders’ meeting, Reconta Ernst & Young S.p.A., with offices in Bari, Italy, was appointed as the Company’s external auditor for the three-year period ending with the approval of 2012 financial statements.

Employees

As of December 31, 2011, the Group had 6,680 employees (of which 3,233 were located in Italy and 3,447 were located abroad), as compared to 6,766 on December 31, 2010.

The following is a breakdown of the Group’s employees by qualification for the periods indicated:

Qualification	2011	2010	Change between 2010 and 2011
Top managers	62	57	5
Middle managers	127	121	6
Clerks	1,206	1,234	-28
Blue collars	5,270	5,354	-84
Total	6,665	6,766	-101

We believe in Corporate Social Responsibility and have enjoyed generally good relations with our employees.

Italian law provides that, upon termination of employment for whatever reason, employees located in Italy are entitled to receive certain severance payments based on the length of employment. As of December 31, 2011, the Company had €26.7 million reserved for such termination indemnities, with such reserves being equal to the amounts, calculated on a percentage basis, required by Italian law.

As a result of the credit crisis and economic downturn in 2008 that negatively affected order flows and the Group’s sales numbers, the Company launched an industrial restructuring program in late 2008 in order to increase productivity while improving product quality. This restructuring program was based on the “Cassa Integrazione Guadagni Straordinaria” (or “CIGS”), an Italian temporary lay-off program, and it involved on average 1,273 workers in the Group’s Italian facilities in 2008 and 2009. The extraordinary and temporary lay-off program was extended for several periods by the Ministry of Labor, and expired on October 15, 2011.

Due to persistently difficult business conditions that continued to negatively affect the Group’s order flow also in 2011, the Company entered into an important agreement with the Italian trade unions and the Ministry of Labor on September 22, 2011, to improve production efficiency by rationalizing the Group’s production and services organizations in Italy. This restructuring program, based on the “Cassa Integrazione Guadagni Straordinaria per riorganizzazione” (or CIGS in connection with restructuring), is set to expire on October 15, 2013. The average number of positions involved in the CIGS program within the Group’s Italian facilities for the 2011-2013 period is 1,273.

According to the CIGS restructuring program, the Company expects at the end of the two-year plan a redundancy of about 1,060 workers for whom the Company has provided the following management tools:

1. Resignation of workers on a voluntary basis and with the incentive of approximately €13,000.00, before tax, paid by the Company, in accordance with Italian law currently in force;

2. Resignation of workers on a voluntary basis having only a few years left to retirement. The relevant social security contributions still to be paid will be granted by the Italian Government;

3. Support to self-employment plans;

4. Relocation plan of some employees within different corporate areas;

5. Outplacement.

Based on the above-mentioned agreement, the Company, as of December 2011, increased the one-time termination benefits reserve with an accrual of € 5.5 million (for the 1,060 employees to be dismissed) recorded as a non-operating expense, under the line “other income/(expense) net” of the consolidated statement of operations for the year ended December 31, 2011.

In addition, the Company, during the 24-month layoff period, will make the following investments for a total amount of € 25 million:

•	equipment related to production activities (machinery, equipment and other production tools);

•	electronic equipment, computers and software;

•	marketing, sales and distribution network development;

•	research and development, patents and trademarks; and

•	training and requalification.

On May 3, 2011, the Company, together with Confindustria, the main organization representing the Italian manufacturing and services companies, and the trade unions signed an agreement regarding the establishment of a performances bonus. The Company, even in a difficult financial situation and notwithstanding a global economic downturn, has decided to focus on the improvement of its human capital to increase productivity and competitiveness.

Starting on January 1, 2011 the additional rewarding parameter, “Performance Bonus”, has been introduced with the aim of linking the labor cost to the collective results achieved, measured by productivity and profitability indicators of the Italian production sites.

Further initiatives have been taken by the Human Resources and Organization department in order to let the Group recover its competitiveness, improve its customer service and enhance the relevant product quality. In particular, the Human Resources department:

•

has launched a new organization, called “Global Business Matrix” with a focus on differentiation by brands, regions and distribution channels. The launch of this new organization has been considered necessary in order to assign clear responsibilities to people in achieving expected results within each macro-division. For the Group, this new organization is supposed to ensure the creation of value for consumers and stakeholders at all levels;

•

signed an agreement during the second part of 2011 with a vendor to implement at a worldwide level the ERP system for human resources management (SAP Human Capital Management) through a structured management and computerization of Human Resources processes that will allow the Company to set up a database at a worldwide level (containing information such as training plans, career paths, fields of expertise currently required, and expected to be required in the future, within the Group’s organizations, hiring plans, and other personal data);

•

has confirmed the initiatives of re-training and re-qualification for workers participating in the CIGS program, in order to facilitate a more effective reintegration of such workers in the workplace through structured paths in the fields of IT and workplace safety.

The compensation policy, which considers organizational impacts and cost control measures, continues to be driven by values such as motivation, meritocracy and selectivity. The compensation policy is compliant with labor market standards, attentive to internal equilibriums, and aims at preserving the Group’s human resources while also making the Company attractive to potential valuable employees.

The Group also maintains a company intranet and, as a major employer in the Bari/Santeramo in Colle area, is an important participant in community life.

In line with the Company’s decision to strengthen its human capital, during 2011 Natuzzi S.p.A. has implemented over 80 different training actions that involve about 400 employees on a wide range of topics (information technologies, foreign languages, technical and managerial skills) for more than 1,000 hours of training.

Share Ownership

Mr. Pasquale Natuzzi, who founded the Company and is currently its Chief Executive Officer and Chairman of the Board of Directors, as of March 30, 2012, beneficially owns 29,534,627 Ordinary Shares, representing 53.8% of the Ordinary Shares outstanding (59.0% of the Ordinary Shares outstanding if the 5.2% of the Ordinary Shares owned by members of Mr. Natuzzi’s immediate family (the “Natuzzi Family”) are aggregated).

As a result, Mr. Natuzzi controls the Group, including its management and the selection of its Board of Directors. Since December 16, 2003, Mr. Natuzzi has held his entire beneficial ownership of Natuzzi S.p.A. shares through INVEST 2003 S.r.l., an Italian holding company wholly-owned by Mr. Natuzzi and having its registered office at Via Gobetti 8, Taranto, Italy.

Starting on September 27, 2011 through March 30, 2012, INVEST 2003 S.r.l. purchased 176,538 Natuzzi S.p.A. ADSs, (representing 0.3% of the Company’s total shares outstanding), at the average price of € 2.15 (U.S.$ 2.86). Such purchases were made according to Rule 10b-18 (“Purchases of Certain Equity Securities by the Issuer and Others”) promulgated under the Securities Exchange Act of 1934. Since the 1% threshold required by the Rule 10b-18 has not yet been reached and overcome, no disclosure of such purchases has been filed with the U.S. Securities and Exchange Commission.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

Mr. Pasquale Natuzzi, who founded the Company and is currently Chief Executive Officer and Chairman of the Board of Directors, as of March 30, 2012, beneficially owns 29,534,627 shares (including Ordinary Shares and ADSs), representing 53.8% of the Ordinary Shares outstanding (59.0% of the Ordinary Shares outstanding if the Ordinary Shares owned by the Natuzzi Family are aggregated). Since December 16, 2003, Mr. Natuzzi has held his entire beneficial ownership of Natuzzi S.p.A. shares through INVEST 2003 S.r.l., an Italian holding company wholly-owned by Mr. Natuzzi and having its registered office at Via Gobetti 8, Taranto, Italy. Each of the Company’s other directors (with the exception of Mrs. Anna Maria Natuzzi) and officers owns less than 1% of the Company’s Ordinary Shares and ADS. None of the directors or officers have stock options.

The following table sets forth information, as reflected in the records of the Company as of March 30, 2012, with respect to each person who owns 5% or more of the Company’s Ordinary Shares or ADSs:

	Number of Shares Owned	Percent Owned
Pasquale Natuzzi (1)	29,534,627	53.8%
Schroder Investment Management North America Ltd. (2)	3,748,678	6.8%
Quaeroq CVBA (3)	2,760,400	5.0%

(1)

Includes ADSs purchased on April 18, 2008 and purchases made from September 27, 2011 through March 30, 2012 according to Rule 10b-18 (“Purchases of Certain Equity Securities by the Issuer and Others”) promulgated under the Securities Exchange Act of 1934. If Mr. Natuzzi’s Ordinary Shares are aggregated with those held by members of the Natuzzi Family, the amount owned would be 32,334,629 and the percentage ownership of Ordinary Shares would be 59.0%.

(2)	According to the Schedule 13G filed with the SEC by Schroder Investment Management North America on February 16, 2012.
(3)	According to the Schedule 13G filed with the SEC by Quaeroq CVBA on November 18, 2008.

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

As of March 30, 2012, 54,853,045 Ordinary Shares were outstanding. As of the same date, there were 22,663,325 ADSs (equivalent to 22,663,325 Ordinary Shares) outstanding. The ADSs represented 41.3% of the total number of Natuzzi Ordinary Shares issued and outstanding.

Since certain ordinary shares and ADSs are held by brokers or other nominees, the number of direct record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States or of where the direct beneficial owners of such shares are resident.

Related Party Transactions

Transactions with related parties amounted to € 6.6 million in 2011 sales and € 3.1 million as at December 31, 2011 in trade receivables and were conducted at arm’s length. Other than the foregoing transactions, neither the Company nor any of its subsidiaries was a party to a transaction with a related party that was material to the Company or the related party, or any transaction that was unusual in its nature or conditions, involving goods, services, or tangible or intangible assets, nor is any such transaction presently proposed. During the same period, neither the Company nor any of its subsidiaries made any loans to or for the benefit of any related party. For purposes of the foregoing, “related party” has the meaning ascribed to it in Item 7.B of Form 20-F.

ITEM 8. FINANCIAL INFORMATION

Consolidated Financial Statements

Please refer to “Item 18. Financial Statements” of this annual report.

Export Sales

Export sales from Italy totaled approximately € 178.4 million in 2011, up 27.1% from 2010. That figure represents 43.4% of the Group’s 2011 net leather and fabric-upholstered furniture sales.

Legal and Governmental Proceedings

The Group is involved in legal proceedings, arising in the ordinary course of business with suppliers and employees.

During 2009, the Company charged to other income (expense), net the amount of € 2.6 million for the probable tax contingent liabilities related to income taxes and other taxes of the Company and some foreign subsidiaries. This represents the amount that could, more likely than not, be claimed back by the tax authorities in case of tax audit.

Furthermore, in 2009, the Company set up a provision of € 1.2 million for contingent liabilities related to several minor claims and legal actions arising in the ordinary course of business. See Note 19 to the Consolidated Financial Statements included in Item 18 of this annual report.

During 2010 the Group has charged to other income (expense), net the amount of €1.0 million for the probable tax contingent liabilities related to income taxes and other taxes of some foreign subsidiaries. This amount represents the amount that could, more likely than not, be claimed back by the tax authorities in case of tax audit. Furthermore, in 2010, the Company set up a provision of €2.8 million for contingent liabilities related to several minor claims and legal actions arising in the ordinary course of business. See Note 19 the Consolidated Financial Statements included in Item 18 of this annual report on Form 20-F.

For 2011, the Group also increased a provision of €1.4 million for the probable tax contingent liabilities related to income taxes of the Company and some foreign subsidiaries. Furthermore, in 2011, the Company set up a provision of €1.1 million for contingent liabilities related to several minor claims and legal actions arising in the ordinary course of business. See Not 19 to the Consolidated Financial Statements included in Item 18 of this annual report on Form 20-F.

In addition, the Group is involved in several minor claims and legal actions arising out of the ordinary course of its business.

For 2011, the Group also set up provisions of € 2.5 million for contingent liabilities related to for tax, civil and labor litigation. See Note 19 to the Consolidated Financial Statements included in Item 18 of this annual report.

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

Dividends

Considering that the Group reported a negative net result in 2011 and the capital requirements necessary to implement the restructuring of the operations and its planned retail and marketing activities, the Group decided not to distribute dividends in respect of the year ended on December 31, 2011. The Group has also not paid dividends in each of the prior three fiscal years.

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

	New York Stock Exchange
	Price per ADS (in US dollars)
	High	Low
2007	9.60	4.36
2008	4.63	1.63
2009	3.51	1.00
2010	5.76	2.78
2011	4.75	2.10

2010	High	Low
First quarter	5.76	3.258
Second quarter	4.987	2.95
Third quarter	3.71	2.78
Fourth quarter	3.80	3.04

2011	High	Low
First quarter	4.72	3.12
Second quarter	4.75	3.42
Third quarter	3.57	2.58
Fourth quarter	3.13	2.10

2012	High	Low
First quarter	3.79	2.35

Monthly data	High	Low
October 2011	3.13	2.45
November 2011	2.90	2.22
December 2011	2.45	2.10
January 2012	3.01	2.35
February 2012	3.79	2.96
March 2012	3.45	2.67
April 2012 (through April 20)	2.85	2.54

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

Authorization of Shares — At the extraordinary meeting of the Company’s shareholders on July 23, 2004, shareholders authorized the Company’s Board of Directors to carry out a free capital increase of up to € 500,000, and a capital increase against payment of up to € 3.0 million to be issued, in connection with the grant of stock options to employees of the Company. On January 24, 2006 the Company’s Board of Directors, in accordance with the Regulations of the “Natuzzi Stock Incentive Plan 2004-2009” (which was approved by the Board of Directors in a meeting held on July 23, 2004), decided to issue without consideration 56,910 new Ordinary Shares in favor of the beneficiary employees. Consequently, the number of Ordinary Shares increased on the same date from 54,681,628 to 54,738,538. On January 23, 2007, the Company’s Board of Directors, in accordance with the Regulations of the “Natuzzi Stock Incentive Plan 2004-2009,” decided to issue without consideration 85,689 new Ordinary Shares in favor of beneficiary employees. Consequently, the number of Ordinary Shares increased on the same date from 54,738,538 to 54,824,227. On January 24, 2008 the Company’s Board of Directors, in accordance with the Regulations of the “Natuzzi Stock Incentive Plan 2004-2009,” decided to issue without consideration 28,818 new Ordinary Shares in favor of the beneficiary employees. Consequently, the number of Ordinary Shares increased on the same date from 54,824,227 to 54,853,045, the current number.

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

Board of Directors — Under Italian law and pursuant to the Company’s By-laws, the Company may be run by a sole director or by a board of directors, consisting of seven to eleven individuals. The Company is currently run by a board of directors composed of nine individuals (see “Item 6. Directors, Senior Management and Employees”). The Board of Directors is elected by the Assembly of Shareholders at a shareholders’ meeting, for the period established at the time of election but in no case for longer than three fiscal years. A director, who may but is not required to be a shareholder of the Company, may be reappointed for successive terms. The Board of Directors has the full power of ordinary and extraordinary management of the Company and in particular may perform all acts it deems advisable for the achievement of the Company’s corporate purposes, except for the actions reserved by applicable law or the By-laws to a vote of the shareholders at an ordinary or extraordinary shareholders’ meeting. See also “Item 10. Additional Information—Meetings of Shareholders.”

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

External Auditor — The audit of the Company’s accounts is entrusted, as per current legislation, to an independent audit firm whose appointment falls under the competency of the Shareholders’ Meeting, upon the Board of Statutory Auditors’ opinion. In addition to the obligations set forth in national auditing regulations, Natuzzi’s listing on the New York Stock Exchange requires that the audit firm issues a report on the Annual Report on Form 20-F, in compliance with the auditing principles generally accepted in the United States. Moreover, the audit firm is required to issue an opinion on the efficacy of the internal control system applied to financial reporting. No changes were identified in the Company’s internal control over financial reporting that occurred during the 2011 fiscal year that have materially affected or are reasonably likely to affect the Company’s internal control over financial reporting.

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

In May 2009, the ordinary shareholders’ meeting of the Company approved a share buyback program as proposed by the Board of Directors. As of the date hereof, the share buyback program has not implemented and, in accordance with its terms, the Company is no longer able to purchase its shares as part of the aforementioned share buyback program.

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

Material Contracts

The following are material contracts, not entered into in the ordinary course of business, to which Natuzzi has been a party during the past two years.

Chinese Production Plant Lease

The Chinese plant previously owned by the Group was subject to an expropriation process by local Chinese authorities so that the land could be used for public utilities instead. In March 2010, Natuzzi China Ltd. entered into a lease with Shanghai Yuanchao Electronic Science and Technology Co., Ltd. relating to a new 88,000 square meter production plant to compensate for the production capacity reduction caused by the expropriation. For further information, see “Item 4—Manufacturing”. A copy of the lease is filed as an exhibit to this annual report on Form 20-F.

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

Certain procedural requirements, however, are imposed by law. Regulations on the use of cash and bearer securities are contained in the legislative decree No.231 of November 21, 2007, as amended from time to time, which implemented in Italy the European directives on anti-money laundering No. 2005/60 and 2006/70. Such legislation requires that transfers of cash or bearer bank or postal passbooks or bearer instruments in euro or in foreign currency, effected for whatsoever reason between different parties, shall be carried out by means of credit institutions and any other authorized intermediaries when the total amount of the value to be transferred is equal to or more than €1,000. Credit institutions and other intermediaries effecting such transactions on behalf of residents or non-residents of Italy are required to maintain records of such transactions for ten years, which may be inspected at any time by Italian tax and judicial authorities. Non-compliance with the reporting and record-keeping requirements may result in administrative fines or, in the case of false reporting and in certain cases of incomplete reporting, criminal penalties. The Bank of Italy is required to maintain reports for ten years and may use them, directly or through other government offices, to police money laundering, tax evasion and any other unlawful activity.

Individuals, non-profit entities and partnerships that are residents of Italy must disclose on their annual tax returns all investments and financial assets held outside Italy, as well as the total amount of transfers to, from, within and between countries other than Italy relating to such foreign investments or financial assets, even if at the end of the taxable period foreign investments or financial assets are no longer owned. Generally, no such tax disclosure is required if the total value of the foreign investments or financial assets at the end of the taxable period or the total amount of the transfers effected during the fiscal year does not exceed €10,000. In addition, no such tax disclosure is required in respect of securities deposited for management with qualified Italian financial intermediaries and in respect of contracts entered into through their intervention, provided that the items of income derived from such foreign financial assets are collected through the intervention of the same intermediaries. Corporate residents of Italy are exempt from these tax disclosure requirements with respect to their annual tax returns because this information is required to be disclosed in their financial statements.

There can be no assurance that the current regulatory environment in or outside Italy will persist or that particular policies presently in effect will be maintained, although Italy is required to maintain certain regulations and policies by virtue of its membership of the EU and other international organizations and its adherence to various bilateral and multilateral international agreements.

Taxation

The following is a summary of certain U.S. federal and Italian tax matters. The summary contains a description of the principal U.S. federal and Italian tax consequences of the purchase, ownership and disposition of Ordinary Shares or ADSs by a holder who is a citizen or resident of the United States or a U.S. corporation or who otherwise will be subject to U.S. federal income tax on a net income basis in respect of the Ordinary Shares or ADSs. The summary is not a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase or hold Ordinary Shares or ADSs. In particular, the summary deals only with beneficial owners who will hold Ordinary Shares or ADSs as capital assets and does not address the tax treatment of a beneficial owner who owns 10% or more of the voting shares of the Company or who may be subject to special tax rules, such as banks, tax-exempt entities, insurance companies or dealers in securities or currencies, or persons that will hold Ordinary Shares or ADSs as a position in a “straddle” for tax purposes or as part of a “constructive sale” or a “conversion” transaction or other integrated investment comprised of Ordinary Shares or ADSs and one or more other investments. The summary does not discuss the treatment of Ordinary Shares or ADSs that are held in connection with a permanent establishment through which a non-resident beneficial owner carries on business or performs personal services in Italy.

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

For purposes of the summary, beneficial owners of Ordinary Shares or ADSs who are considered residents of the United States for purposes of the current income tax convention between the United States and Italy (the “Income Tax Convention”), and are not subject to an anti-treaty shopping provision that applies in limited circumstances, are referred to as “U.S. owners”. Beneficial owners who are citizens or residents of the United States, corporations organized under U.S. law, and U.S. partnerships, estates or trusts (to the extent their income is subject to U.S. tax either directly or in the hands of partners or beneficiaries) generally will be considered to be residents of the United States under the Income Tax Convention. Special rules apply to U.S. owners who are also residents of Italy, according to the Income Tax Convention.

For the purpose of the Income Tax Convention and the United States Internal Revenue Code of 1986, as amended, beneficial owners of ADRs evidencing ADSs will be treated as the beneficial owners of the Ordinary Shares represented by those ADSs.

Taxation of Dividends

i) Tax Considerations — As a general rule, Italian laws provide for the withholding of income tax on dividends paid by Italian companies to shareholders who are not residents of Italy for tax purposes, currently levied at a 20% rate on dividends paid as of January 1, 2012. Italian laws provide a mechanism under which non-resident shareholders can claim a refund of, as of January 1, 2012, up to one-fourth of Italian withholding taxes on dividend income by establishing to the Italian tax authorities that the dividend income was subject to income tax in another jurisdiction in an amount at least equal to the total refund claimed. U.S. owners should consult their own tax advisers concerning the possible availability of this refund, which traditionally has been payable only after extensive delays. Alternatively, reduced rates (normally 15%) may apply to non-resident shareholders who are entitled to, and comply with procedures for claiming, benefits under an income tax convention.

Under the Income Tax Convention, dividends derived and beneficially owned by U.S. owners are subject to an Italian withholding tax at a reduced rate of 15%.

However, the amount initially made available to the Depositary for payment to U.S. owners will reflect withholding at the 20% rate. U.S. owners who comply with the certification procedures described below may then claim an additional payment of 5% of the dividend (representing the difference between the 20% rate applicable as of January 1, 2012, and the 15% rate, and referred to herein as a “treaty refund”). The certification procedure will require U.S. owners (i) to obtain from the U.S. Internal Revenue Service (“IRS”) a form of certification required by the Italian tax authorities with respect to each dividend payment (Form 6166), unless a previously filed certification will be effective on the dividend payment date (such certificates are effective until March 31 of the year following submission), (ii) to produce a statement whereby the U.S. owner represents to be a U.S. owner individual or corporation and does not maintain a permanent establishment in Italy, and (iii) to set forth other required information. IRS Form 6166 may be obtained by filing a request for certification on IRS Form 8802. (Additional information, including IRS Form 8802, can be obtained from the IRS website at www.irs.gov. Information appearing on the IRS website is not incorporated by reference into this document.) The time for processing requests for certification by the IRS normally is 30 to 45 days. Accordingly, in order to be eligible for the procedure described below, U.S. owners should begin the process of obtaining certificates as soon as possible after receiving instructions from the Depositary on how to claim a treaty refund.

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

ii) United States Tax Considerations — The gross amount of any dividends (that is, the amount before reduction for Italian withholding tax) paid to a U.S. owner generally will be subject to U.S. federal income taxation as foreign-source dividend income and will not be eligible for the dividends-received deduction allowed to domestic corporations. Dividends paid in euro will be included in the income of such U.S. owners in a dollar amount calculated by reference to the exchange rate in effect on the day the dividends are received by the Depositary or its agent. If the euro are converted into dollars on the day the Depositary or its agent receives them, U.S. owners generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. U.S. owners who receive a treaty refund may be required to recognize foreign currency gain or loss to the extent the amount of the treaty refund (in dollars) received by the U.S. owner differs from the U.S. dollar equivalent of the euro amount of the treaty refund on the date the dividends were received by the Depositary or its agent. Italian withholding tax at the 15% rate will be treated as a foreign income tax which U.S. owners may elect to deduct in computing their taxable income or, subject to the limitations on foreign tax credits generally, credit against their U.S. federal income tax liability. The rules governing the foreign tax credit are complex and U.S. owners are urged to consult their own tax advisers in this regard. Dividends will generally constitute foreign-source “passive category” income for U.S. tax purposes.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2013 with respect to the Ordinary Shares or ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends”. Dividends paid on the Ordinary Shares or ADSs will be treated as qualified dividends if (i) the Company is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The Income Tax Convention has been approved for the purposes of the qualified dividend rules. Based on the Company’s audited financial statements and relevant market and shareholder data, the Company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2011 taxable year. In addition, based on the Company’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC for its 2012 taxable year.

The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or common stock and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to treat dividends as qualified for tax reporting purposes. Because such procedures have not yet been issued, it is not clear whether the Company will be able to comply with the procedures. Holders of Ordinary Shares and ADSs should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of the considerations discussed above and their own particular circumstances.

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

Taxation of Capital Gains

i) Italian Tax Considerations — Under Italian law, capital gains tax (“CGT”) is generally levied on capital gains realized by non-residents from the disposal of shares in companies resident in Italy for tax purposes even if those shares are held outside of Italy. However, capital gains realized by non-resident holders on the sale of non-qualified shareholdings (as defined below) in companies listed on a stock exchange and resident in Italy for tax purposes (as is the Company’s case) are not subject to CGT. In order to benefit from this exemption, such non-Italian-resident holders may need to file a certificate evidencing their residence outside of Italy for tax purposes.

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

The Income Tax Convention between Italy and the U.S. provides that a U.S. owner is not subject to the Italian CGT on the disposal of shares, provided that the shares are not held through part of a permanent establishment of the U.S. owner in Italy.

ii) United States Tax Considerations — Gain or loss realized by a U.S. owner on the sale or other disposition of Ordinary Shares or ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the U.S. owner’s basis in the Ordinary Shares or the ADSs and the amount realized on the disposition (or its dollar equivalent, determined at the spot rate on the date of disposition, if the amount realized is denominated in a foreign currency). Such gain or loss will generally be long-term capital gain or loss if the U.S. owner holds the Ordinary Shares or ADSs for more than one year. The net amount of long-term capital gain recognized by a U.S. owner that is an individual holder generally is subject to taxation at a reduced rate. Deposits and withdrawals of Ordinary Shares by U.S. owners in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

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

Taxation of Distributions from Capital Reserves

Italian Tax Considerations — Special rules apply to the distribution of certain capital reserves. Under certain circumstances, such a distribution may be considered as taxable income in the hands of the recipient depending on the existence of current profits or outstanding reserves at the time of distribution and the actual nature of the reserves distributed. The application of such rules may also have an impact on the tax basis in the Ordinary Shares or ADSs held and/or the characterization of any taxable income received and the tax regime applicable to it. Non-resident shareholders may be subject to withholding tax and CGT as a result of such rules. You should consult your tax adviser in connection with any distribution of capital reserves.

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

United States Information Reporting and Backup Withholding Requirements — In general, information reporting requirements will apply to payments by a paying agent within the United States to a non-corporate (or other non-exempt) U.S. owner of dividends in respect of the Company Shares or ADSs, or the proceeds received on the sale or other disposition of the Company Shares or ADSs. Backup withholding may apply to such amounts if the U.S. owner fails to provide an accurate taxpayer identification number to the paying agent on a properly completed IRS Form W-9 or otherwise comply with the applicable requirements of the backup withholding rules. Amounts withheld as backup withholding will be creditable against the U.S. owner’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following discussion of the Group’s risk management activities includes “forward-looking statements” that involve risks and uncertainties. Actual results could differ materially from those projected in the forward looking statements. See “Item 3. Key Information—Forward Looking Information.” A significant portion of the Group’s net sales and its costs, are denominated in currencies other than the euro, in particular the U.S. dollar.

The Group is exposed to market risks principally from fluctuations in the exchange rates between the euro and other currencies, including in particular the U.S. dollar, and to a significantly lesser extent, from variations in interest rates.

Exchange Rate Risks

The Group’s foreign exchange rate risks in 2011 arose principally in connection with the Chinese yuan, U.S. dollars, British pounds, Canadian dollars, Australian dollars, Japanese yen, Swiss francs, Swedish kroner, Norwegian kroner and Danish kroner, as well as in connection with Euros for the Company’s subsidiary located in Eastern Europe.

As of December 31, 2011 and 2010, the Group had outstanding trade receivables denominated in foreign currencies totaling € 52.1 million and € 52.6 million, respectively, of which 53.8% and 56.6%, respectively, were denominated in U.S. dollars. On those same dates, the Group had € 22.1 million and € 18.0 million, respectively, of trade payables denominated in foreign currencies, principally U.S. dollars. See Notes 6 and 14 to the Consolidated Financial Statements included in Item 18 of this annual report.

As of December 31, 2011, the Company was a party to a number of currency forward contracts (known in Italy as domestic currency swaps), all of which are designed to hedge future sales denominated in U.S. dollars and other currencies. As of the same date, no option contract was outstanding (as of December 31, 2010 there were two “zero-cost collar” option contracts outstanding). The Group does not use such foreign exchange contracts for speculative trading purposes.

As of December 31, 2011, the notional amount in Euro terms of all of the outstanding currency forward contracts totaled € 46.1 million. As of December 31, 2010, the notional amounts of all of the outstanding foreign exchange derivatives totaled € 80.1 million, of which € 77.2 million were represented by currency forward contracts and € 2.9 million were represented by two “zero-cost collar” options. At the end of 2011, such currency forward contracts had notional amounts of U.S.$ 16.1 million, € 13.8 million, British pounds 6.0 million, Canadian dollars 7.4 million, Australian dollars 5.2 million, Japanese yen 265.0 million, Swiss francs 1.2 million, Swedish kroner 5.7 million and Norwegian kroner 3.7 million. All of these forward contracts had various maturities extending through June 2012. See Note 27 to the Consolidated Financial Statements included in Item 18 of this annual report.

The table below summarizes (in thousands of euro equivalent) the contractual amounts of foreign exchange derivatives (both currency forward contracts and “zero-cost collar” currency options) intended to hedge future cash flows from accounts receivable and sales orders as of December 31, 2011 and 2010:

Euro equivalent of contractual amounts of currency forward contracts as of:	December 31,
	2011	2010
Euro	€14,264	€12,200
U.S. dollars	11,493	30,604
British pounds	6,950	8,838
Canadian dollars	5,041	12,081
Australian dollars	3,800	7,149
Japanese yen	2,452	2,310
Swiss francs	984	1,584
Swedish kroner	630	919
Norwegian kroner	481	1,091
Danish kroner	0	497

Total	€46,095	€77,273

Euro equivalent* of contractual amounts of zero-costs collar options as of	December 31,
	2010	2010
U.S. dollars	€0	€2,847

Total	€0	€2,847

*	The euro equivalent was prudentially evaluated at the upper strike-price of each “zero-cost collar.” Depending on the market price of the EUR/USD exchange rate at every single maturity, the euro equivalent (in thousands) coming from the exercise of the options would range from € 2,847 to € 3,012.

As of December 31, 2011, these forward contracts had a net unrealized gain of € 0.3 million, compared to a net unrealized loss of € 0.9 million as of December 31, 2010. The Group recorded this amount in “other income (expense), net” in its Consolidated Financial Statements. See Note 27 to the Consolidated Financial Statements included in Item 18 of this annual report.

The following table presents information regarding the contract amount (including option contracts for 2010) in thousands of euro equivalent and the estimated fair value of all of the Group’s foreign exchange contracts: contracts with unrealized gains are presented as “assets” and derivative contracts with unrealized losses are presented as “liabilities.”

	December 31, 2011		December 31, 2010
	Contract Amount	Unrealized gains (losses)	Contract Amount	Unrealized gains (losses)
Assets	17,537	36	40,981	171
Liabilities	28,558	(630)	39,139	(1,059)

Total	€46,095	€(594)	€80,120	€(888)

The Group’s foreign currency forward contracts as of December 31, 2011 had maturities of a maximum of six months. The potential loss in fair value of all of the Group’s forward contracts as of December 31, 2011 that would have resulted from a hypothetical, instantaneous and unfavorable 10% change in currency exchange rates would have been approximately € 5.7 million. This sensitivity analysis assumes an instantaneous and unfavorable 10% fluctuation in exchange rates affecting the foreign currencies of all of the Group’s hedging contracts.

For the accounting of transactions entered into in an effort to reduce the Group’s exchange rate risks, see Notes 3 and 27 to the Consolidated Financial Statements included in Item 18 of this annual report.

At December 31, 2011, the Group had approximately € 64 million in cash and cash equivalents held in Chinese yuan. Exchange rate fluctuations in respect of this amount could have significant positive or negative effects on our results of operations in future periods.

Interest Rate Risks

To a significantly lesser extent, the Group is also exposed to interest rate risk. As of December 31, 2011, the Group had € 14.5 million (equivalent to 2.8% of the Group’s total assets as of the same date) in debt outstanding (short-term borrowings and long-term debt, including the current portion of such debt), which is for the most part subject to floating interest rates. See Notes 13 and 18 to the Consolidated Financial Statements included in Item 18 of this annual report.

In the normal course of business, the Group also faces risks that are either non-financial or non-quantifiable. Such risks principally include country risk, credit risk and legal risk.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

ITEM 12A. DEBT SECURITIES

Not applicable.

ITEM 12B. WARRANTS AND RIGHTS

Not applicable.

ITEM 12C. OTHER SECURITIES

Not applicable.

ITEM 12D. AMERICAN DEPOSITARY SHARES

Fees paid by ADR holders — The Bank of New York Mellon, as the depositary of our ADSs (the “Depositary”), collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Persons depositing or withdrawing shares must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Depositing or substituting the underlying shares • Selling or exercising rights • Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
A fee for the distribution of proceeds of sales of securities or rights in an amount equal to the lesser of: (i) the fee for the issuance of ADSs referred to above which would have been charged as a result of the deposit by owners of securities (for purposes hereof treating all such securities as if they were shares) or shares received in exercise of rights distributed to them, respectively, but which securities or rights are instead sold by the Depositary and the net proceeds distributed and (ii) the amount of such proceeds	• Distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to ADS registered holders
Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the Depositary or its agent when you deposit or withdraw shares
Expenses of the Depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) • Converting foreign currency to U.S. dollars
Taxes and other governmental charges the Depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary
Any charges incurred by the Depositary or its agents for servicing the deposited securities	• As necessary

Fees payable by the Depositary to the Company

Fees incurred in past annual period—From January 1, 2011 to December 31, 2011, the Depositary waived a total of $1,825.81 in administrative fees for routine corporate actions including services relating to Natuzzi’s annual general meeting of shareholders

Fees to be paid in the future—The Company does not have any agreements in place with the Depositary for the payment or reimbursement of fees or other direct or indirect payments by the Depositary to the Company in connection with its ADS program.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures — The Company carried out an evaluation under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2011. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on the Company’s evaluation of its disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2011 to provide reasonable assurance that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s applicable rules and forms, and that it is accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

The Company’s management assessed the effectiveness of its internal control over financial reporting as of December 31, 2011. Based on such assessment, the Company’s management has concluded that as of December 31, 2011, the Company’s internal control over financial reporting was effective and that there were no material weaknesses in the Company’s internal control over financial reporting.

The effectiveness of internal control over financial reporting as of December 31, 2011 has been audited by Reconta Ernst & Young S.p.A., an independent registered public accounting firm, as stated in their report on the Company’s internal control over financial reporting, which follows below.

(c ) Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Natuzzi S.p.A.

We have audited Natuzzi S.p.A. and Subsidiaries’ internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Natuzzi S.p.A. and Subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Natuzzi S.p.A. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Natuzzi S.p.A. and Subsidiaries as of December 31, 2011 and 2010 and the related consolidated statement of operations, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2011 and our report dated April 30, 2012 expressed an unqualified opinion thereon.

/s/ Reconta Ernst & Young S.p.A.

Bari, Italy

April 30, 2012

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company has determined that, because of the existence and nature of its board of statutory auditors, it qualifies for an exemption provided by Exchange Act Rule 10A-3(c)(3) from many of the Rule 10A-3 audit committee requirements. The board of statutory auditors has determined that each of its members is an “audit committee financial expert” as defined in Item 16A of Form 20-F. For the names of the members of the board of statutory auditors, see “Item 6. Directors, Senior Management and Employees—Statutory Auditors” and Item 16G. Corporate Governance—Audit Committee and Internal Audit Function.”

Each of the audit committee financial experts is independent under the NYSE Independence Standards that would apply to audit committee members in the absence of our reliance on the exemption in Rule 10A-3(c)(3).

ITEM 16B. CODE OF ETHICS

The Company has adopted a code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act. This code of ethics applies, among others, to the Company’s Chief Executive Officer and Chief Financial Officer. The Company’s code of ethics is downloadable from its website at www.natuzzi.com/codeofethics/. If the Company amends the provisions of its code of ethics that apply to the Company’s Chief Executive Officer and Chief Financial Officer, or if the Company grants any waiver of such provisions, it will disclose such amendment or waiver on its website at the same address.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Reconta Ernst & Young S.p.A. (“Ernst & Young”, hereafter) has served as Natuzzi S.p.A.’s principal independent public auditor for fiscal year 2011 and 2010 for which audited Consolidated Financial Statements appear in this Annual Report on Form 20-F.

KPMG S.p.A. (“KPMG”, hereafter) served as Natuzzi S.p.A.’s principal independent public auditor for fiscal year 2009, for which audited Consolidated Financial Statements appear in this Annual Report on Form 20-F.

The following table sets forth the aggregate fees billed and billable to the Company by Ernst & Young in Italy and abroad during the fiscal years ended December 31, 2011 and 2010, for audit fees, audit–related fees, tax fees and all other fees for audit.

	2011	2010
	(Expressed in thousands of euros)
Audit fees	870	821
Audit-related fees	—	—
Tax fees	—	86
Other fees	—	—

Total fees	870	907

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Starting on September 27, 2011 through March 30, 2012, INVEST 2003 S.r.l., totally owned by Mr. Natuzzi, President of the Board of Directors and CEO of the Company, purchased 176,538 Natuzzi S.p.A. ADSs, (representing 0.3% of the Company’s total shares outstanding), at the average price of € 2.15 (U.S.$ 2.86). Such purchases were made according to Rule 10b-18 (“Purchases of Certain Equity Securities by the Issuer and Others”) promulgated under the Securities Exchange Act of 1934. Since the 1% threshold required by the Rule 10b-18 has not yet been reached and overcome, no disclosure of such purchases has been filed with the U.S. Securities and Exchange Commission.

The following table summarizes the purchases made by INVEST 2003 S.r.l.

Settlement month	Total number of ADSs purchased	Weighted average price per ADS (in euro equivalent)(1)	Total Number of Shares Purchased as part of Publicly Announced Plans or Programs	Maximum Number (or Appropriate U.S. Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
January 1 - January 31, 2011	—	—	—	—
February 1 - February 28, 2011	—	—	—	—
March 1 - March 31, 2011	—	—	—	—
April 1 - April 30, 2011	—	—	—	—
May 1 - May 31, 2011	—	—	—	—
June 1 - June 30, 2011	—	—	—	—
July 1 - July 31, 2011	—	—	—	—
August 1 - August 31, 2011	—	—	—	—
September 1 - September 30, 2011	5,279	€2.08	—	—
October 1- October 31, 2011	27,710	€2.22	—	—
November 1- November 30, 2011	13,251	€1.95	—	—
December 1- December 31, 2011	36,037	€1.70	—	—
January 1- January 31, 2012	48,461	€2.14	—	—
February 1 - February 29, 2012	38,274	€2.58	—	—
March 1 - March 31, 2012	7,526	€2.27	—	—
Total ADSs purchased	176.538	€2.15	—	—

(1)	Euro equivalents of U.S. dollar prices, converted into euros based on the March 30, 2012 exchange rate of US$1.3334/€.

From January 1, 2011 to December 31, 2011, no purchases were made by or on behalf of the Company or any other affiliated purchaser of the Company’s Ordinary Shares or ADSs.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

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

Our Practice — In January 2011, the Company’s Board of Directors approved the adoption of a compliance program to prevent certain criminal offenses, according to the Italian Decree 231/2001. The Company will implement this program over the few next months. The Company has adopted a code of ethics that applies to all employees of the Company, including the Company’s Chief Executive Officer, Chief Financial Officer, and principal accounting officer. The Company believes that its code of ethics and the conduct and procedures adopted by the Company address the relevant issues contemplated by the NYSE standards applicable to U.S. companies noted above.

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

ITEM 18. FINANCIAL STATEMENTS

Our audited consolidated financial statements are included in this annual report beginning at page F-1.

ITEM 19. EXHIBITS

1.1	English translation of the by-laws (Statuto) of the Company, as amended and restated as of January 24, 2008 (incorporated by reference to the Form 20-F filed by Natuzzi S.p.A. with the Securities Exchange Commission on June 30, 2008, file number 1-11854).

2.1	Deposit Agreement dated as of May 15, 1993, as amended and restated as of December 31, 2001, among the Company, The Bank of New York, as Depositary, and owners and beneficial owners of ADRs (incorporated by reference to the Form 20-F filed by Natuzzi S.p.A. with the Securities and Exchange Commission on July 1, 2002, file number 1-11854).

4.1	Lease Contract For Customized Standard Factory Building, entered into between Shanghai Yuanchao Electronic Science and Technology Co., Ltd. and Natuzzi China Ltd., dated as of March 22, 2010.

8.1	List of Significant Subsidiaries.

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Natuzzi S.p.A.

We have audited the accompanying consolidated balance sheets of Natuzzi S.p.A. and Subsidiaries as of December 31, 2011 and 2010 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Natuzzi S.p.A. and Subsidiaries at December 31, 2011 and 2010, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2011, in conformity with established accounting principles in the Republic of Italy.

Established accounting principles in the Republic of Italy vary in certain significant respects from generally accepted accounting principles in the United States of America. Information relating to the nature and effect of such differences is presented in note 29 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Natuzzi S.p.A. and Subsidiaries’ internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 30, 2012 expressed an unqualified opinion thereon.

/s/ Reconta Ernst & Young S.p.A.

Bari, Italy

April 30, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Natuzzi S.p.A.

We have audited the accompanying consolidated statements of operations, changes in shareholders’ equity and cash flows of Natuzzi S.p.A. and subsidiaries (the ‘Natuzzi Group’) for the year ended December 31, 2009. These consolidated financial statements are the responsibility of the management of Natuzzi S.p.A.. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of the Natuzzi Group’s operations and its cash flows for the year ended December 31, 2009, in conformity with established accounting principles in the Republic of Italy.

Established accounting principles in the Republic of Italy vary in certain significant respects from generally accepted accounting principles in the United States of America. Information relating to the nature and effect of such differences is presented in note 29 to the consolidated financial statements.

KPMG S.p.A.

Bari, Italy

June 24, 2010

Natuzzi S.p.A. and Subsidiaries

Consolidated Balance Sheets

as of December 31, 2011 and 2010

(Expressed in thousands of euros)

	Notes		Dec. 31, 2011	Dec. 31, 2010
ASSETS
Current assets:
Cash and cash equivalents	4		94,040	61,094
Marketable securities	5		4	4
Trade receivables, net	6		92,939	95,815
Other receivables	7		44,870	51,709
Inventories	8		93,537	87,355
Unrealized foreign exchange gain	27		36	171
Prepaid expenses and accrued income	9		2,597	1,334
Deferred tax asset	16		378	1,078

Total current assets			328,401	298,560

Non current assets:
Property, plant and equipment, net	10		175,801	195,951
Intangible asset, net	11		5,059	7,205
Goodwill	12		261	711
Investment in affiliates	3k	)	1,429	1,429

Total non current assets			182,550	205,296

TOTAL ASSETS			510,951	503,856

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank Overdrafts	13		24,157	83
Current portion of long-term debt	18		3,735	1,831
Accounts payable-trade	14		63,543	64,317
Accounts payable-other	15		21,416	27,617
Unrealized foreign exchange losses	27		630	1,059
Income taxes	16		1,335	2,952
Salaries, wages and related liabilities	17		8,040	9,909

Total current liabilities			122,856	107,768

Non current liabilities:
Employees’ leaving entitlement	3o	)	26,742	28,412
Long-term debt	18		10,788	13,583
Deferred taxes liabilities	16		6,906	—
Deferred income for capital grants	3n	)	9,815	10,358
Other liabilities	19		20,332	18,504

Total non current liabilities			74,583	70,857

Commitments and contingent liabilities	21		—	—
Shareholders’ equity:	20
Share capital			54,853	54,853
Reserves			42,780	42,780
Additional paid-in capital			8,282	8,282
Retained earnings			204,562	217,204

Total equity attributable to Natuzzi S.p.A. and Subsidiaries			310,477	323,119
Non-controlling interest			3,035	2,112

Total Shareholders’ equity			313,512	325,231

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY			510,951	503,856

See accompanying notes to the consolidated financial statements

Natuzzi S.p.A. and Subsidiaries

Consolidated Statements of Operations

Years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of euros except per share data)

	Notes		2011	2010	2009
Net sales	22		486,364	518,634	515,352
Cost of sales	23		(326,068)	(321,501)	(329,742)

Gross profit			160,296	197,133	185,610

Selling expenses	24		(144,290)	(154,267)	(149,596)
General and administrative expenses	25		(43,298)	(42,468)	(46,585)

Operating income/(loss)			(27,292)	398	(10,571)

Other income/(expense), net	26		17,299	(4,427)	3,121

Net income/(loss) before income taxes			(9,993)	(4,029)	(7,450)

Income taxes	16		(8,884)	(6,952)	(9,802)

Net income/(loss)			(18,877)	(10,981)	(17,252)
Less: Net income/(loss) attributable to non-controlling interest			709	97	434

Net Income/(loss) attributable to Natuzzi S.p.A. and Subsidiares			(19,586)	(11,078)	(17,686)

Basic loss per share	3z	)	(0.36)	(0.20)	(0.32)
Diluted loss per share	3z	)	(0.36)	(0.20)	(0.32)

Average Ordinary Shares Outstanding			54,853,045	54,853,045	54,853,045
Average Ordinary Shares Outstanding assuming dilution			54,853,045	54,853,045	54,853,045

See accompanying notes to the consolidated financial statements

Natuzzi S.p.A. and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

Years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of euros)

	Share Capital amount	Reserves	Additional paid in capital	Retained earnings	Total equity attributable to Natuzzi S.p.A. and Subsidiaries	Non-controlling interest	Total Shareholders’ equity
Balances at Dec. 31, 2008	54,853	42,780	8,282	239,303	345,218	795	346,013

Exchange difference on translation of financial statement	—	—	—	(2,505)	(2,505)	(45)	(2,550)

Purchase non-controlling Interest	—	—	—	—	—	(23)	(23)

Increase for capital contribution of non-controlling interest	—	—	—	—	—	699	699

Net Income/(loss)	—	—	—	(17,686)	(17,686)	434	(17,252)

Balances at Dec. 31, 2009	54,853	42,780	8,282	219,112	325,027	1,860	326,887

Exchange difference on translation of financial statement	—	—	—	9,170	9,170	155	9,325

Net Income/(loss)	—	—	—	(11,078)	(11,078)	97	(10,981)

Balances at Dec. 31, 2010	54,853	42,780	8,282	217,204	323,119	2,112	325,231

Exchange difference on translation of financial statement	—	—	—	6,944	6,944	214	7,158

Net Income/(loss)	—	—	—	(19,586)	(19,586)	709	(18,877)

Balances at Dec. 31, 2011	54,853	42,780	8,282	204,562	310,477	3,035	313,512

See accompanying notes to the consolidated financial statements

Natuzzi S.p.A. and Subsidiaries

Consolidated Statements of Cash Flows

Years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of euros)

	2011	2010	2009
Cash flows from operating activities:
Net income/(loss)	(18,877)	(10,981)	(17,252)
Adj to reconcile net income/(loss) to net cash provided by op.activities
Depreciation and amortization	18,999	22,965	26,565
Write off of Fixed Assets	310	454	595
Impairment of long lived Assets	1,036	—	—
One-time termination benefit	5,446	—	—
Employees’ leaving entitlement	6,668	6,521	6,525
Deferred income taxes	6,205	(313)	3,743
(Gain) /loss on disposal of assets	(28,303)	496	492
Unrealized foreign exchange(gain)/losses	(296)	1,038	(4,409)
Deferred income for capital grants	(543)	(748)	(850)
Change in assets and liabilities:
Receivables, net	2,876	1,232	16,903
Inventories	(6,183)	(5,791)	10,842
Prepaid expenses and accrued income	(1,262)	78	(157)
Accounts payable	(775)	2,600	(4,766)
Income taxes	(1,615)	(504)	1,910
Salaries, wages and related liabilities	(1,869)	(5,235)	(1,832)
Other liabilities	6,563	(1,778)	3,795
Employees’ leaving entitlement	(8,338)	(7,674)	(8,637)
Total adjustments	(1,081)	13,341	50,719

Net cash provided by /(used in) operating activities	(19,958)	2,360	33,467

Cash flows from investing activities:
Property, plant and equipment:
Additions	(19,733)	(14,006)	(4,191)
Disposals	2,415	1,122	1,137
Chinese relocation compensation	46,691	—	—
Other assets	(1,265)	(3,046)	(4,382)
(Purchase)/Disposal of business, net of cash acquired	—	—	(1,040)

Net cash provided by /(used in) investing activities	28,108	(15,930)	(8,476)

Cash flows from financing activities:
Long-term debt:
Proceeds	1,000	9,557	3,900
Repayments	(1,890)	(1,124)	(699)
Short-term borrowings	24,074	(678)	(8,941)

Net cash provided by/(used in) financing activities	23,184	7,755	(5,740)

Effect of translation adjustments on cash	1,612	579	(228)
Increase/(decrease) in cash and cash equivalents	32,946	(5,236)	19,023
Cash and cash equivalents, beginning of the year	61,094	66,330	47,307

Cash and cash equivalents, end of the year	94,040	61,094	66,330

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	631	155	130
Cash paid during the year for income taxes	3,084	9,146	5,258

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

1.	Description of business and Group composition

The consolidated financial statements include the accounts of Natuzzi S.p.A. (‘Natuzzi’ or the ‘Company’) and of its subsidiaries (together with the Company, the ‘Group’). The Group’s primary activity is the design, manufacture and marketing of contemporary and traditional leather and fabric upholstered furniture. The subsidiaries included in the consolidation at December 31, 2011, together with the related percentages of ownership, are as follows:

Name	Percent of ownership	Registered office	Activity
Italsofa Nordeste S.A.	100.00	Salvador, Brazil	(1)
Italsofa Shanghai Ltd	96.50	Shanghai, China	(1)
Softaly Shanghai Ltd	100.00	Shanghai, China	(1)
Natuzzi China Ltd.	100.00	Shanghai, China	(1)
Italsofa Romania	100.00	Baia Mare, Romania	(1)
Natco S.p.A.	99.99	Bari, Italy	(2)
I.M.P.E. S.p.A.	90.84	Qualiano,Italy	(3)
Nacon S.p.A.	100.00	Bari, Italy	(4)
Lagene S.r.l.	100.00	Bari, Italy	(4)
Natuzzi Americas Inc.	100.00	High Point, NC, USA	(4)
Natuzzi Iberica S.A.	100.00	Madrid, Spain	(4)
Natuzzi Switzerland AG	100.00	Kaltbrunn, Switzerland	(4)
Natuzzi Nordic	100.00	Copenaghen, Denmark	(4)
Natuzzi Benelux S.A.	100.00	Geel, Belgium	(4)
Natuzzi Germany Gmbh	100.00	Dusseldorf, Germany	(4)
Natuzzi Sweden AB	100.00	Stockholm, Sweden	(4)
Natuzzi Japan KK	100.00	Tokyo, Japan	(4)
Natuzzi Services Limited	100.00	London, UK	(4)
Natuzzi Trading Shanghai Ltd	100.00	Shanghai, China	(4)
Natuzzi Oceania Ltd	100.00	Sidney, Australia	(4)
Natuzzi Russia OOO	100.00	Moscow, Russia	(4)
Natuzzi India Furniture PVT Ltd	100.00	New Delhi, India	(4)
Italholding S.r.l.	100.00	Bari, Italy	(5)
Natuzzi Netherlands Holding	100.00	Amsterdam, Holland	(5)
Natuzzi Trade Service S.r.l.	100.00	Bari, Italy	(6)
Natuzzi United Kingdom Limited	100.00	London, UK	(7)
Kingdom of Leather Limited	100.00	London, UK	(7)
La Galleria Limited	100.00	London, UK	(7)

(1)	Manufacture and distribution
(2)	Intragroup leather dyeing and finishing
(3)	Production and distribution of polyurethane foam
(4)	Distribution
(5)	Investment holding
(6)	Transportation services
(7)	Dormant

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

In June 2011 the Company has set up Natuzzi India set up to grow the Natuzzi market sales in that big potential market.

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

The financial statements utilized for the consolidation are the financial statements of each Group company at December 31, 2011, 2010 and 2009. The 2011, 2010 and 2009 financial statements have been adopted by the respective Board of Director of the relevant companies.

The financial statements of subsidiaries are adjusted, where necessary, to conform to Natuzzi’s accounting principles and policies, which are consistent with Italian legal requirements governing financial statements considered in conjunction with established accounting principles promulgated by the Italian Accounting Profession (OIC).

Established accounting principles in the Republic of Italy vary in certain significant respects from generally accepted accounting principles in the United States of America. Information relating to the nature and effect of such differences is presented in note 29 to the consolidated financial statements.

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

c) Forward and collars exchange contracts

The Group enters into forward exchange contracts (known in Italian financial markets as domestic currency swaps) and, for a limited number of contracts, into so called “zero cost collars” exchange rate derivative instruments to manage its exposure to foreign currency risks. The Group does not enter into these contracts on a speculative basis, nor is hedge effectiveness constantly monitored. As a consequence of this, forward and collar exchange contracts are not used to hedge any on or off-balance sheet items. Therefore, at December 31, 2011, 2010 and 2009 all unrealized gains or losses on such contracts are recorded in other income (expense), net, in the consolidated statements of operations.

d) Financial statements of foreign operations

The financial statements of the foreign subsidiaries expressed in the foreign currency are translated directly into euro as follows: i) year-end exchange rate for assets, liabilities, and shareholders’ equity, ii) historical exchange rates for share capital and retained earnings, and iii) average exchange rates during the year for revenues and expenses. The resulting exchange differences on translation are recorded as a direct adjustment to shareholders’ equity.

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

i) Property, plant and equipment

Property, plant and equipment is stated at historical cost, except for certain buildings which were revalued in 1983, 1991 and 2000 according to Italian revaluation laws. Maintenance and repairs are expensed; significant improvements are capitalized and depreciated over the useful life of the related assets. The cost or valuation of fixed assets is depreciated on the straight-line method over the estimated useful lives of the assets (refer to note 10). The related depreciation expense is allocated to cost of goods sold, selling expenses and general and administrative expenses based on the usage of the assets.

j) Intangible assets and Goodwill

Intangible assets primarily include software, trademarks and Goodwill and Intangible assets, and are stated at the lower of amortized cost or recoverable amount. The carrying amounts of these assets are reviewed to determine if they are in excess of their recoverable amount, based on discounted cash flows, at the consolidated balance sheet date. If the carrying amount exceeds the recoverable amount, the asset is written down to the recoverable amount.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Software, trademarks, patents and goodwill are amortized on a straight-line basis over a period of five years.

k) Investment in affiliates

The affiliate enterprise is Salena S.r.l. in which the Company owns 49% and has a significant influence. This affiliate has interests in real estate. We account for ownership interest under the equity method since we have significant influence but we do not control. With this method, the value of the interest is adjusted to the corresponding fraction of equity.

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

At December 31, 2011 and 2010 the deferred income for capital grants shown in the consolidated balance sheet amounts to 9,815 and 10,358, respectively.

The amortization of these grants recorded in net sales of the consolidated statement of operations for the years ended December 31, 2011, 2010 and 2009, amounts to 542, 748 and 953, respectively.

Cost reimbursement grants relating to research, training and other personnel costs are credited to income when there is a reasonable assurance of receipt from government agencies.

o) Employees’ leaving entitlement

Leaving entitlements represent amounts accrued for each Italian employee that are due and payable upon termination of employment, assuming immediate separation, determined in accordance with applicable Italian labour laws. The Group accrues the full amount of employees’ vested benefit obligation as determined by such laws for leaving entitlements. At December 31, 2011 and 2010 employees leaving entitlement shown in the consolidated balance sheet amounts to 26,472 and 28,412, respectively.

Under such Italian labour laws, upon termination of an employment relationship, the former employee has the right to receive termination benefits for each year of service equal to the employee’s gross annual salary, divided by 13.5. The entitlement is increased each year by an amount corresponding to 75% of the rise in the cost of living index plus 1.5 points.

The expenses recorded for the leaving entitlement for the years ended on December 31, 2011, 2010 and 2009 were 6,668, 6,521 and 6,525, respectively.

p) Revenue recognition

The Company recognizes revenue on sales at the time products are shipped from the manufacturing facilities, and when the following criteria are met: persuasive evidence of an arrangement exists; the price to the buyer is fixed and determinable and collectability of the sales price is reasonably assured.

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

q) Cost of sales, selling expenses, general and administrative expenses

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

r) Shipping and handling costs

Shipping and handling costs sustained to transport products to customers are expensed in the periods incurred and are included in selling expenses. Shipping and handling expenses recorded for the years ended December 31, 2011, 2010 and 2009 were 40,554, 43,844 and 37,249, respectively.

s) Advertising costs

Advertising costs are expensed in the periods incurred and are included in selling expenses. Advertising expenses recorded for the years ended December 31, 2011, 2010 and 2009 were 24,332, 28,072 and 31,938, respectively.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

t) Commission expense

Commissions payable to sales representatives and the related expenses are recorded at the time shipments are made by the Group to customers and are included in selling expenses. Commissions are not paid until payment for the related sale’s invoice is remitted to the Group by the customer.

u) Warranties

Warranties are estimated and provided for in the year of sales. Such allowances are made based on historical trends. The Company has the ability to make a reasonable estimate of such allowances due to large volumes of homogeneous transactions and historical trends.

v) Research and development costs

Research and development costs are expensed in the period incurred. At December 31, 2011 and 2010 research and development expenses were 7,325 and 7,000 respectively.

w) Contingencies

Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

x) Use of estimates

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

y) Leases

The Company has evaluated is existing lease contracts and concluded that all of its contracts are operating in nature. As such, lease expenses are recognized when incurred over the term of the lease.

z) Earnings (losses) per share

Basic earnings (losses) per share is calculated by dividing net earnings (losses) attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted earnings (losses) per share include the effects of the possible issuance of ordinary shares under share grants and option plans in the determination of the weighted average number of ordinary shares outstanding during the period. The following table provides the amounts used in the calculation of losses per share:

	2011	2010	2009
Net loss attributable to ordinary shareholders	(19,586)	(11,078)	(17,686)

Weighted-average number of ordinary shares outstanding during the year	54,853,045	54,853,045	54,853,045
Increase resulting from assumed conversion of share grants and options	—	—	—

Weighted-average number of ordinary shares and potential shares outstanding during the year	54,853,045	54,853,045	54,853,045

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

4.	Cash and cash equivalents

Cash and cash equivalents are analyzed as follows:

	2011	2010
Cash on hand	314	248
Bank accounts	93,726	60,846

	94,040	61,094

The following table shows the Group’s cash and cash equivalents broken down by country/region:

	2011	2010
China	70,073	18,196
Europe	22,474	35,016
North America	907	7,171
South America	439	626
Other	147	85

	94,040	61,094

The Company anticipates that its existing cash and cash equivalents resources, including availability under its credit facilities (see note 13) and cash flows from operations, will be adequate to satisfy its liquidity requirements through calendar year 2012. If available liquidity is not sufficient to meet the Company’s operating and debt service obligations as they come due, the management could pursuing alternative financing arrangements or reducing expenditures as necessary to meet the Company’s cash requirements throughout 2012.

5.	Marketable debt securities

Details regarding marketable debt securities are as follows:

	2011	2010
Foreign corporate bonds	4	4

	4	4

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Further information regarding the Group’s investments in marketable debt securities is as follows:

		Gross unrealized		Fair
2011	Cost	Gains	(Losses)	value
Foreign corporate bonds	4	—	—	4

Total	4	—	—	4

		Gross unrealized		Fair
2010	Cost	Gains	(Losses)	value
Foreign corporate bonds	4	—	—	4

Total	4	—	—	4

The contractual maturity of the Group’s marketable debt securities at December 31, 2011 is on short term.

6.	Trade receivables, net

Trade receivables are analyzed as follows:

	2011	2010
North American customers	31,639	35,930
Other foreign customers	44,921	43,766
Domestic customers	26,992	25,486
Trade bills receivable	34	6

Total trade receivables	103,586	105,188
(Allowance for doubtful accounts)	(10,647)	(9,373)

Total trade receivables, net	92,939	95,815

Trade receivables are due primarily from major retailers who sell directly to their customers. Trade receivables due from related parties amounted to 3,078 as at December 31, 2011(2,597 in 2010). Sales to related parties amounted to 6,637 in 2011 (7,939 in 2010). Transactions with related parties were conducted at arm’s length.

As of December 31, 2011, 2010 and 2009 and for each of the years in the three-year period ended December 31, 2011, the Company had customers who exceeded 5% of trade receivables and/or net sales as follows:

Trade receivables	N° of customers	% of trade receivables
2011	2	15%
2010	2	16%
2009	2	14%

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Net sales	N° of customers	% of net sales
2011	2	14%
2010	2	20%
2009	2	17%

In 2011, 2010 and 2009 one customer accounted for approximately 9%, 15% and 11% of the total net sales of the Group, respectively. This customer operates many furniture stores throughout the world.

The Company insures with a third party its collection risk in respect of a significant portion of accounts receivable outstanding balances, and estimates an allowance for doubtful accounts based on the insurance in place, the credit worthiness of its customers, as well as general economic conditions.

The following table provides the movements in the allowance for doubtful accounts:

Allowance for doubtful accounts	2011	2010	2009
Balance, beginning of year	9,373	9,330	8,615
Charges-bad debt expense	1,695	430	1,859
(Reductions-write off of uncollectible accounts)	(421)	(387)	(1,144)

Balance, end of year	10,647	9,373	9,330

Trade receivables denominated in foreign currencies at December 31, 2011 and 2010 totaled 52,164 and 52,606, respectively. These receivables consist of the following:

	2011	2010
U.S. dollars	28,097	29,799
Canadian dollars	10,758	7,357
British pounds	4,945	5,397
Australian dollars	3,635	4,384
Other currencies	4,730	5,669

Total	52,164	52,606

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

7.	Other receivables

Other receivables are analyzed as follows:

	2011	2010
Receivable from National Institute for Social Security	12,713	16,057
Government capital grants	7,518	7,518
VAT	7,138	8,703
Receivable from tax authorities	2,374	5,069
Advances to suppliers	7.198	5,119
Other	7,929	9,243

	44,870	51,709

The “Receivable from National Institute for Social Security” represents the amounts anticipated by the Company on behalf of such governmental institute related to salaries for those employees subject to temporary work force reduction.

The receivable for “Government capital grants” represents amounts due from government agencies related to capital expenditures that have been incurred.

The “VAT” receivable includes value added taxes and interest thereon reimbursable to various companies of the Group. While currently due at the balance sheet date, the collection of the VAT receivable may extend over a maximum period of up to two years.

The “Receivable from the tax authorities” represents principally advance taxes paid in excess of the amounts due and interest thereon.

The “Advances to suppliers” represents principally advance payment for services and general expenses.

The “Other” caption primarily includes deposits and certain receivables related to green incentive for photovoltaic investment.

8.	Inventories

Inventories are analyzed as follows:

	2011	2010
Leather and other raw materials	61,042	47,760
Goods in process	7,783	11,323
Finished products	24,712	28,272

	93,537	87,355

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

As of December 31, 2011 and 2010 the provision for slow moving and obsolete raw materials and finished products included in inventories amounts to 5,678 and 8,093, respectively.

9.	Prepaid expenses and accrued income

Prepaid expenses and accrued income are analyzed as follows:

	2011	2010
Accrued income	76	69
Prepayments	2,521	1,265

	2,597	1,334

Prepayments mainly include the rent advance payment on factory building.

10.	Property, plant and equipment and accumulated depreciation

Fixed assets are listed below together with accumulated depreciation.

	Cost or	Accumulated	Net Book	Annual rate of
2011	valuation	depreciation	Value	depreciation
Land and industrial buildings	174,108	(59,349)	114,759	0 – 10%
Machinery and equipment	123,835	(96,647)	27,188	10 – 25%
Airplane	24,075	(10,112)	13,963	3%
Office furniture and equipment	22,882	(20,504)	2,378	10 – 20%
Retail gallery and store furnishings	32,506	(29,060)	3,446	25 – 35%
Transportation equipment	4,830	(4,200)	630	20 – 25%
Leasehold improvements	18,495	(6,003)	12,492	10 – 20%
Construction in progress	945	—	945	—

Total	401,676	(225,875)	175,801

	Cost or	Accumulated	Net Book	Annual rate of
2010	valuation	depreciation	Value	depreciation
Land and industrial buildings	197,812	(58,860)	138,952	0 – 10%
Machinery and equipment	117,452	(97,922)	19,530	10 – 25%
Airplane	24,075	(9,389)	14,686	3%
Office furniture and equipment	24,053	(22,394)	1,659	10 – 20%
Retail gallery and store furnishings	32,258	(27,324)	4,934	25 – 35%
Transportation equipment	5,411	(4,695)	716	20 – 25%
Leasehold improvements	9,381	(5,489)	3,892	10 – 20%
Construction in progress	11,582	—	11,582	—

Total	422,024	(226,073)	195,951

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The following table shows the Long lived assets down by country:

	2011	2010
Italy	103,772	108,433
Romania	21,173	22,976
Brazil	16,160	18,388
United States of America	14,784	15,431
China	14,458	24,362
Spain	2,220	3,111
UK	2,000	2,181
Other countries	1,234	1,069

Total	175,801	195,951

The decrease in construction in progress is mainly due to the completion of the construction of the photovoltaic plant by the parent Company.

Land and industrial buildings is impacted by the write-off of the Italsofa Shanghai’s assets a consequence of the relocation agreement signed in January 2011 with the Chinese authorities. In April 2011, this agreement has been executed and Italsofa Shanghai relocated its manufacturing process to a new industrial site. All fixed assets that were not transferred to the new industrial site (the industrial building, some machines and equipments, etc.) have been written-off by the Company, and recorded under the line “other income/(expense) net” of the consolidated statement of operations for the year ended December 31, 2011 resulting in a loss of 18,388(equivalent to RMB 165 Mln). As a consequence of this relocation, Italsofa Shanghai collected a relocation compensation fund of 46,691 (equal to RMB 420 million), which was recorded as non operating income, under the line “other income/(expense) net” of the consolidated statement of operations for the year ended December 31, 2011.

The Company in order to improve its worldwide manufacturing efficiency, in 2008 decided to close and try to sell one of the two Brazilian manufacturing plant located in Pojuca—State of Bahia, recording an impairment loss of 2,911. As a result of this decision, as of December, 31 2009 the Company reviewed the impairment test, based on a third-party independent appraisal, and determined that the carrying value of this manufacturing plant (net of the 2008 impairment loss already recorded), was less than the fair value less cost to sell. As consequence, no additional impairment loss was recorded in the 2009 consolidated statement of operations. As of December 31, 2009 the carrying value of this manufacturing facility (net of the 2008 impairment loss already recorded) is analyzed as follows: 7,083 for the industrial building and 1,053 for machinery and equipment.

During 2010, the Company formally confirmed the decision to sell this manufacturing plant with a Board of Director resolution. The plant was classified as property, plant and equipment since not all criteria to record it as held for sale had been met. As of December, 31 2010, the Company performed the annual impairment analysis with a new third-party independent appraisal and determined that its carrying value was less than the fair value less cost to sell. As of December 31, 2010 the carrying value (net of the 2008 impairment loss) of this manufacturing plant is analyzed as follows: 8,020 for the industrial building and 1,193 for machinery and equipment. The changes from the 2009 carrying value are primarily due to the foreign exchange translation effect.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

During 2011, the Company, was not able to sell this plant and, at the end of 2011, engaged a third-party independent consulting firm to review the fair market value of Pojuca plant. With this new external appraisal, the management performed the annual impairment analysis and determined that its carrying value as of December, 31 2011 exceeds its fair value. Therefore, as of December 31, 2011 the carrying value of Pojuca plant was reduced to its fair value. This resulted in an impairment loss of 1,036, that was recorded, under the line “other income/(expense) net” of the consolidated statement of operations for the year ended December 31, 2011(see note 26). The Company has revaluated its earlier decision to sell the plant, given its current growth plans in Brazil, and is currently not activity marketing the plant for sale.

In Italy, for the same reason, the Company, in 2008 decided to close and try to sell six industrial buildings mainly utilized as warehouses and located in the cities of Altamura and Matera nearby the Group’s headquarters in Santeramo. As a result of this decision the Company performed an impairment analysis and recorded an impairment loss of 1,792.

During 2009 the Company sold one of the above industrial buildings (not impaired in 2008), for a cash consideration of 950, close to its carrying value. As of December 31, 2009, the Company performed the annual analysis on the remaining five buildings and determined that their carrying values as of December, 31 2009, net of impairment loss recorded in 2008, were less than the fair value less costs to sell. Company’s management estimated the fair value of these industrial buildings based on observable market transactions involving sales of comparable buildings and third party independent appraisals. As of December 31, 2009 the carrying value, net of the 2008 impairment loss, of the five remaining industrial buildings was 9,944.

During 2010 none of the remaining mentioned buildings were sold by the Company and one of them was reactivated as a consequence of demand from the “made in Italy” production. As of December 31, 2010 the Company, performed an impairment analysis for the remaining four buildings and determined that their carrying values as of December 31, 2010 were less than the respective fair value less costs to sell. Company management estimated the fair value of these industrial buildings based on observable market transactions involving sales of comparable buildings and third party independent appraisals. As of December 31, 2010 the carrying value, net of the 2008 impairment loss, of the four remaining industrial buildings was 5,109.

During 2011 none of the remaining mentioned buildings were sold by the Company. As of December, 31 2011, the Company performed a new impairment analysis and determined that their carrying values as of December 31, 2011 were less than the respective fair value. Company management estimated the fair value of these industrial buildings based on observable market transactions involving sales of comparable buildings and third party independent appraisals. As of December 31, 2011 the carrying value, net of the 2008 impairment loss, of the four remaining industrial buildings is 5,109.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

11.	Intangible assets

Intangible assets consist of the following, together with accumulated amortization:

	Gross carrying	Accumulated	Net book
2011	amount	amortization	value
Software	21,592	(17,234)	4,358
Trademarks, patents and other	12,371	(11,670)	701

Total	33,963	(28,904)	5,059

	Gross carrying	Accumulated	Net book
2010	amount	amortization	value
Software	19,884	(14,345)	5,539
Trademarks, patents and other	12,814	(11,148)	1,666

Total	32,698	(25,493)	7,205

Amortization expense recorded for these assets was 3,714, 3,850 and 4,319 for the years ended December 31, 2011, 2010 and 2009, respectively. Estimated amortization expense for the next five years is 3,340 in 2012, 1,680 in 2013, 18 in 2014, 9 in 2015 and 12 in 2016.

12.	Goodwill

At December 31, 2011 and 2010 the net book value of goodwill may be analyzed as follows:

	2011	2010
Gross carrying amount	9,136	9,136
Less accumulated amortization	(8,875)	(8,425)

Total, net	261	711

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The changes in the carrying amount of goodwill for the year ended December 31, 2011, 2010 and 2009 are as follows:

	2011	2010	2009
Balance, beginning of year	711	2,226	3,403
Increase for new acquisition	—	—	651
Reductions for amortization	(450)	(1,515)	(1,828)

Balance, end of year	261	711	2,226

The Goodwill is entirely related to a small operating unit named “Italian retail owned stores”.

13.	Bank overdrafts

Bank overdrafts consist of the following:

	2011	2010
Bank overdrafts	24,157	83

Bank overdrafts are payable on demand, and were used by the Parent Company. The increase of the year reflects the parent Company financial supports to some subsidiaries.

The weighted average interest rates on the above overdrafts at December 31, 2011 and 2010 are as follows:

	2011	2010
Bank overdrafts	1.91%	1.27%

Credit facilities available to the Group amounted to 51,682 and 44,777 at December 31, 2011 and 2010, respectively. The unused portion of these facilities, for which no commitment fees are due, amounted to 12,749 and 44,694 at December 31, 2011 and 2010, respectively.

14.	Accounts payable-trade

Accounts payable-trade totaling 63,453 and 64,317 at December 31, 2011 and 2010, respectively, represent principally amounts payable for purchases of goods and services in Italy and abroad, and include 22,110 and 17,951 at December 31, 2011 and 2010, respectively, denominated in foreign currencies.

15.	Accounts payable-other

Accounts payable-other are analyzed as follows:

	2011	2010
Provision for warranties	7,180	8,661
Advances from customers	3,618	7,221
Cooperative advertising and quantity discount	3,891	4,381
Withholding taxes on payroll and on others	1,884	2,636
Other accounts payable	4,843	4,718

Total	21,416	27,617

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

“Other accounts payable” represents principally VAT payable due from some foreign subsidiaries.

The following table provides the movements in the “Provision for warranties”:

	2011	2010	2009
Balance, beginning of year	8,661	8,706	10,717
Charges to profit and loss	1,355	2,112	227
Reductions for utilization	(2,836)	(2,157)	(2,238)

Balance, end of year	7,180	8,661	8,706

16.	Taxes on income

Italian companies are subject to two enacted income taxes at the following rates:

	2011	2010	2009
IRES (state tax)	27.50%	27.50%	27.50%
IRAP (regional tax)	4.82%	4.82%	4.82%

IRES is a state tax and is calculated on the taxable income determined on the income before taxes modified to reflect all temporary and permanent differences regulated by the tax law. The enacted IRES tax rate for 2011, 2010 and 2009 is 27.50% of taxable income.

IRAP is a regional tax and each Italian region has the power to increase the current rate of 3.90% by a maximum of 1.00%. In general, the taxable base of IRAP is a form of gross profit determined as the difference between gross revenues (excluding interest and dividend income) and direct production costs (excluding labour costs, interest expense and other financial costs). The enacted IRAP tax rate due in Puglia region for 2011, 2010 and 2009 is 4.82% (3.90% plus 0.92%).

Total income taxes for the years ended December 31, 2011, 2010 and 2009 are allocated as follows:

	2011	2010	2009
Current:
- Domestic	(1,842)	(1,980)	(1,684)
- Foreign	(836)	(5,285)	(4,375)

Total (a)	(2,678)	(7,265)	(6,059)

Deferred:
- Domestic	—	—	—
- Foreign	(6,206)	313	(3,743)

Total (b)	(6,206)	313	(3,743)

Total (a+b)	(8,884)	(6,952)	(9,802)

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Certain foreign subsidiaries enjoy significant tax benefits, such as corporate income tax exemptions or reductions of the corporate income tax rates effectively applicable. The tax reconciliation table reported below shows the effect of such “tax exempt income” on the Group’s 2011, 2010 and 2009 income tax charge.

Consolidated “Net income/(loss) before income taxes” of the consolidated statement of operations for the year ended December 31, 2011, 2010 and 2009, is analyzed as follows:

	2011	2010	2009
Domestic	(22,553)	(11,414)	(36,319)
Foreign	12,560	7,385	28,869

Total	(9,993)	(4,029)	(7,450)

The “effective” income taxes differ from the “expected” income tax expense (computed by applying the IRES state tax, which is 27.5% for 2011, 2010 and 2009, to income before income taxes and non-controlling interest) as follows:

	2011	2010	2009
Expected tax benefit at nominal tax rates	2,748	1,108	2,049
Effects of:
-Tax exempt income	1,505	1,376	2,570
-Aggregate effect of different tax rates in foreign jurisdictions	1,429	2,183	2,855
- Italian regional tax	(1,796)	(1,951)	(1,304)
- Expiration and write off tax loss carry-forwards	(10,086)	(1,080)	—
- Non-deductible expenses	(1,940)	(2,987)	(2,194)
- Provisions for contingent liabilities	—	—	(380)
- Depreciation and impairment of goodwill	(5)	(5)	(5)
- Effect of net change in valuation allowance established against deferred tax assets	(1,549)	(5,229)	(13,121)
- Tax effect of unremitted earnings	810	(366)	(271)

Actual tax charge	(8,884)	(6,952)	(9,802)

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The effective income tax rates for the years ended December 31, 2011, 2010 and 2009 were 88.9%, 172.5% and 131.6%, respectively. The related Income tax debt recorded for the years ended December 31, 2011 and 2010 is 1,335 and 2,952, respectively.

***

Net deferred income taxes are included in the consolidated balance sheets as follows:

	2011	2010
Current
Gross deferred tax assets	3,273	11,930
Less: (Valuation allowance)	(1,483)	(10,705)

Net deferred tax assets	1,790	1,225
Deferred tax liabilities	(1,412)	(147)

Net Deferred Tax Assets	378	1,078

Non Current
Gross deferred tax assets	72,029	62,658
Less: (Valuation allowance)	(71,617)	(60,848)

Net deferred tax assets	412	1,811
Deferred tax liabilities	(7,318)	(1,811)

Net Deferred Tax Liabilities	(6,906)	—

Total
Gross deferred tax assets	75,302	74,588
Less: (Valuation allowance)	(73,100)	(71,552)

Net deferred tax assets	2,202	3,036
Deferred tax liabilities	(8,730)	(1,958)

Net Deferred Tax Assets/(Liabilities)	(6,528)	1,078

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities at December 31, 2011 and 2010 are presented below:

	2011	2010
Deferred Tax Assets:
Tax loss carry-forwards	58,271	58,424
Provision for warranties	2,153	2,649
Allowance for doubtful accounts	3,699	3,394
Unrealized net losses on foreign exchange	355	1,013
Impairment of long-lived assets	2,288	2,177
One-time termination benefits	1,863	562
Inventory obsolescence	1,305	1,585
Goodwill and intangible assets	1,764	1,768
Intercompany profit on inventory	1,078	770
Provision for contingent liabilities	2,139	1,049
Provision for sales representatives	387	386
Other temporary differences	—	811

Total gross deferred tax assets	75,302	74,588
Less: (valuation allowance)	(73,100)	(71,552)

Net Deferred Tax Assets (a)	2,202	3,036

Deferred Tax Liabilities:
Unremitted earnings of subsidiaries	(412)	(1,222)
Government Grants	(570)	(570)
Unrealized net gain on foreign exchange	(842)	—
Other temporary differences	(6,906)	(166)

Deferred Tax Liabilities (b)	(8,730)	(1,958)

Net Deferred Tax Assets /(Liabilities) (a + b)	(6,528)	1,078

A valuation allowance has been established for most of the deductible tax temporary differences and tax loss carry-forwards.

The valuation allowance for deferred tax assets as of December 31, 2011 and 2010 was 73,100 and 71,552, respectively. The net change in the total valuation allowance for the years ended December 31, 2011 and 2010 was an increase of 1,549 and a decrease of 5,229, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and the tax loss carry-forwards are utilized.

The Other temporary differences of 6,906 include the deferred tax liability related to the taxable net gain recorded in the Group consolidated financial statements as a consequence of the Chinese relocation (note 26). The transaction has a specific local tax rule. According to local requirements, all tax impacts will be recorded on the Chinese subsidiary tax return upon completion of certain formal and compliance requirements.

During 2011, in Italy, a new tax rule has been adopted for tax losses carry forwards. From 2011 all net losses carried forward no longer expire, with the only limitation being that such loss carry forwards can be utilized to off-set a maximum of 80% of the taxable income in each following year. The new tax rule is applicable also to net losses recorded in previous periods.

Given the cumulative loss position of the Company and of most of the Italian and foreign subsidiaries as of December 31, 2011 and 2010, and despite the new tax rule described above, management has considered the scheduled reversal of deferred tax liabilities and tax planning strategies, in making their assessment. The management after a reasonable analysis as of December 31, 2011 and 2010 has not identified any relevant tax planning strategies prudent and feasible available to reduce the valuation allowance. Therefore, at December 31, 2011 and 2010 the realization of the deferred tax assets is primarily based on the scheduled reversal of deferred tax liabilities except in certain historically profitable jurisdictions.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Based upon this analysis, management believes it is more likely than not that Natuzzi Group will realize the benefits of these deductible differences and net operating losses carry-forwards, net of the existing valuation allowance at December 31, 2011 and 2010.

As of December 31, 2011, taxes that are due on the distribution of the portion of shareholders’ equity equal to unremitted earnings of some of the subsidiaries is 412 (1,222 at December 31, 2010). The Group has provided for such taxes as the likelihood of distribution is probable.

As of December 31, 2011 the tax losses carried-forward of the Group total 201,155 and expire as follows:

2012	39
2013	3,215
2014	1,020
2015	1,666
2016	1,208
Thereafter	39,624
No expiration	154,383

Total	201,155

As of December 31, 2011, tax losses carried forward expired for an amount equal to 37,334.

17.	Salaries, wages and related liabilities

Salaries, wages and related liabilities are analyzed as follows:

	2011	2010
Salaries and wages	2,058	2,028
Social security contributions	2,451	4,488
Vacation accrual	3,531	3,393

Total	8,040	9,909

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

18.	Long-term debt

Long-term debt at December 31, 2011 and 2010 consists of the following:

	2011	2010
0.25% long-term debt payable in semi-annual installments with final payment due July 2013	900	1,497

2.25% long-term debt payable in annual equal installments with final payment due May 30, 2015	1,165	1,437

3-month Euribor (360) plus a 1,0% spread long-term debt with final payment due August 2015	9,402	9,000

0.74% long-term debt payable in annual installments with final payment due April 2018	3,056	3,480

Total long-term debt	14,523	15,414
Less: (current installments)	(3,735)	(1,831)

Long-term debt, excluding current installments	10,788	13,583

In 2010 the Company obtained, in connection with investments in photovoltaics (see note 10), a new long term floating-rate loan whose total nominal amount is 10,000 with installments payable on a quarterly basis and with final payments due August 2015. This long term loan provides variable installments depending on the 3-month Euribor (360) plus a 1,0% spread. Out of the total amount, the Company received 9,000 in 2010 and 1,000 in 2011.

In 2009 the Company obtained a new long term debt whose amount, at December, 31 2011 and 2010 was 3,056 and 3,480, respectively.

Loan maturities after 2012 are summarized below:

2013	3,503
2014	3,271
2015	2,685
2016	440
Thereafter	889

Total	10,788

At December 31, 2011 and 2010 there are no covenants on the above long-term debt. In addition, at December 31, 2011 and 2010 there is no long-term debt denominated in foreign currencies.

Interest expense related to long-term debt for the years ended December 31, 2011, 2010 and 2009 was 295, 116 and 83 respectively. Interest expense is paid with the related installment (quarterly, semi-annual or annual).

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

19.	Other liabilities

Other liabilities consist of:

	2011	2010
Provision for tax and legal proceedings	12,237	14,244
One-time termination benefits	6,703	2,046
Termination indemnities for sales agents	1,215	1,190
Other provisions	177	1,024

	20,332	18,504

The Group is involved in a number of certain and probable claims (including tax claims) and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters, after the provision accrued, will not have a material adverse effect on the Group’s consolidated financial position or results of operations. The changes in the balance of “Provision for tax and legal proceedings” for the year ended December 31, 2011, 2010 and 2009 are as follows:

Provision for tax and legal proceedings	2011	2010	2009
Balance, beginning of year	14,244	14,952	11,253
-Increase for new provision	2,492	3,812	3,846
-(Reductions for use)	(4,499)	(4,520)	(147)

Balance, end of year	12,237	14,244	14,952

The “One-time termination benefits” include the amounts to be paid on the separation date to certain workers and have been determined by the Company based on the current applicable Italian law and regulations for involuntarily termination of employees. During 2011, the Company paid the one-time termination benefits of 789 to the workers terminated pursuant to an individual agreement reached during the first months of 2011. On September, 2011 the Company and the Trade Unions submitted a request to the Italian Ministry of Labor to access for 24 months (starting from October 16, 2011) to the unemployment benefits (Italian law July, 23 1991 n. 223 e D.M. August 20, 2002 n. 31444) granted by a special Social Security procedure called “CIGS—Cassa Integrazione Guadagni Straordinaria”. The average number of positions involved in the CIGS program within the Group’s Italian facilities for the 2011-2013 period is 1,273 and are currently employed in the Italian headquarters and production sites. On October, 2011 the Italian Ministry of Labor accepted the above request, and admitted the Company to a 24 months layoff period, in order to support the reorganization process of the Company that assumes a surplus of 1,060 employees at the end of the lay-off period (October 15, 2013). Based on the above signed agreement, the Company, at December, 2011 has increased the One-time termination benefits reserve to 6,703 with an addition accrual of 5,446 (for the 1,060 employees to be dismissed) recorded as a non operating expense, under the line “other income/(expense) net” of the consolidated statement of operations for the year ended December 31, 2011(see note 26).

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The Company has not determined the effective employees interested by the above mentioned lay-off program and, therefore, no notification has been made to terminated employees.

20.	Shareholders’ equity

The share capital is owned, as of December 31, as follows:

	2011	2010
Mr. Pasquale Natuzzi*	53.7%	53.5%
Mrs. Anna Maria Natuzzi	2.6%	2.6%
Mrs. Annunziata Natuzzi	2.5%	2.5%
Public investors	41.2%	41.4%

	100%	100%

*	through INVEST 2003 S.r.l.

An analysis of the reserves is as follows:

	2011	2010
Legal reserve	11,199	11,199
Monetary revaluation reserve	1,344	1,344
Government capital grants reserve	29,749	29,749
Majority shareholder capital contribution	488	488

Total	42,780	42,780

The number of ordinary shares issued at December 31, 2011 and 2010 is 54,853,045. The par value of one ordinary share is euro 1.

Italian law requires that 5% of net income of the parent company and each of its consolidated Italian subsidiaries be retained as a legal reserve, until this reserve is equal to 20% of the issued share capital of each respective company. The legal reserve may be utilized to cover losses; any portion which exceeds 20% of the issued share capital is distributable as dividends. The combined legal reserves totaled 11,199 at December 31, 2011 and 2010, respectively.

During 2008 the majority shareholder made a contribution of 488 recorded by the Company under shareholder’s equity in the line item “reserves”. This contribution was made based on the rules which regulate the cost reimbursement grants related to research and development costs.

No taxes would be payable on the distribution of the government capital grants reserve.

The cumulative translation adjustment included in retained earnings of shareholders’ equity related to translation of the Group’s foreign assets and liabilities at December 31, 2011 was a credit of 1,102 (debit of 5,840 at December 31, 2010).

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Non-controlling interest—Non-controlling interest shown in the accompanying consolidated balance sheet at December 31, 2011 is 3,035 (2,112 at December 31, 2010).

21.	Commitments and contingent liabilities

Several companies of the Group lease manufacturing facilities and stores under non-cancellable lease agreements with expiry dates through 2023. Rental expense recorded for the years ended December 31, 2011, 2010 and 2009 was 18,710 , 15,284 and 15,418, respectively. As of December 31, 2011, the minimum annual rental commitments are as follows:

2012	17,330
2013	17,238
2014	17,531
2015	17,832
2016	18,412
Thereafter	30,272

Total	118,616

Certain banks have provided guarantees at December 31, 2011 to secure payments to third parties amounting to 3,295 (4,686 at December 31, 2010). These guarantees are unsecured and have various maturities extending through December 31, 2015.

On September, 2011 the Company and the Trade Unions submitted a request to the Italian Ministry of Labor to access for 24 months (starting from October 16, 2011) to the unemployment benefits (Italian law July, 23 1991 n. 223 e D.M. August 20, 2002 n. 31444) granted by a special Social Security procedure called “CIGS—Cassa Integrazione Guadagni Straordinaria”. The average number of positions involved in the CIGS program within the Group’s Italian facilities for the 2011-2013 period is 1,273 and are currently employed in the Italian headquarters and production sites. On October, 2011 the Italian Ministry of Labor accepted the above request, and admitted the Company to a 24-month layoff period, in order to support the reorganization process of the Company that assumes a surplus of 1,060 employees at the end of the lay-off period (October 15, 2013). Based on the above-mentioned agreement, the Company, during the 24-month layoff period, has a formal commitment to make investments (equipment related to the production activities; marketing, sales and distribution network development; research and development; patents; trademarks, training requalification) for a total amount of 25,000. These amounts are not reflected in the table above because it is not possible to determine when this investment will be carried out.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The Group is also involved in a number of certain and probable claims (including tax claims) and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters, after considering amounts accrued, will not have a material adverse effect on the Group’s consolidated financial position or results of operations or cash flows (see note 19).

22.	Segmental and geographical information

The Group operates in a single industry segment, that is, the design, manufacture and marketing of contemporary and traditional leather and fabric upholstered furniture. It offers a wide range of upholstered furniture for sale, manufactured in production facilities located in Italy and abroad (Romania, Brazil and China).

Net sales of upholstered furniture analyzed by coverings are as follows:

	2011	2010	2009
Upholstered furniture — Leather	403,032	431,089	413,751
Upholstered furniture — Fabric	22,243	29,441	36,805

Subtotal	425,275	460,530	450,556

Others	61,089	58,104	64,796

Total	486,364	518,634	515,352

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

	2011	2010	2009
Sales of upholstered furniture
United States of America	94,192	114,113	103,174
Italy	46,151	51,694	53,454
England	32,384	33,814	29,701
Canada	35,580	40,769	28,076
France	21,049	24,121	27,500
Spain	21,556	27,305	27,304
Belgium	19,412	23,251	26,665
Germany	20,719	18,318	24,491
Holland	9,961	10,476	14,371
Australia	12,282	15,157	12,118
Other countries (none greater than 2%)	111,989	101,512	103,702

Total	425,275	460,530	450,556

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

In addition, the Group also sells minor volumes of excess polyurethane foam, leather by-products and certain pieces of furniture (coffee tables, lamps and rugs) which, for 2011, 2010 and 2009 totaled 61,089, 58,104 and 64,796, respectively.

23.	Cost of sales

Cost of sales is analyzed as follows:

	2011	2010	2009
Opening inventories	87,356	81,564	92,012
Purchases	211,403	208,738	195,783
Labor	79,148	75,772	78,505
Third party manufacturers	10,305	12,439	10,627
Other manufacturing costs	31,393	30,344	34,380
Closing inventories	(93,537)	(87,356)	(81,565)

Total	326,068	321,501	329,742

The line item “Other manufacturing costs” includes the depreciation expenses of property plant equipment used in the production of finished goods. This depreciation expense amounted to 9,472 , 11,457 and 14,487 for the years ended December 31, 2011, 2010 and 2009, respectively.

24.	Selling expenses

Selling expenses is analyzed as follows:

	2011	2010	2009
Salaries	26,950	26,875	27,367
Fairs	2,984	2,927	2,260
Commissions	9,107	10,402	9,020
Freight	39,434	45,796	38,631
Promotion	1,863	1,650	1,505
Advertising	24,333	28,072	31,938
Depreciations	5,367	7,644	7,950
Product repairs	4,046	4,104	4,503
Samples	1,419	1,366	736
Credit insurance cost	611	564	591
Bad debts	1,694	430	1,859
Other commercial insurance cost	580	463	569
Other Freight costs	6,924	4,912	3,885
Rent	13,908	12,989	13,427
Consultancy	765	1,221	946
Utilities	2,583	2,629	2,500
Other	1,722	2,223	1,909

Total	144,290	154,267	149,596

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

25.	General and administrative expenses

General and administrative expenses is analyzed as follows:

	2011	2010	2009
Salaries	17,013	17,059	18,640
Consultancy	4,380	4,631	7,509
Electronic data processing	300	227	399
Mail & Phone	1,382	1,281	1,228
Other	1,877	2,224	2,098
Printing & Stationery	791	719	732
Depreciations	4,160	4,318	4,360
Travel expenses	7,004	6,061	5,586
Cars cost	1,459	1,380	1,382
Directors and auditors—fees	1,368	1,363	1,374
Non deductibles and indirect taxes	3,564	3,205	3,277

	43,298	42,468	46,585

26.	Other income /(expense), net

Other income/(expense), net is analyzed as follows:

	2011	2010	2009
Interest income	1,373	576	482
(Interest expense and bank commissions)	(1,860)	(1,575)	(1,624)

Interest income/(expense), net	(487)	(999)	(1,142)
Gains (losses) on foreign exchange, net	1,042	1,935	6,931
Unrealized exchange gain (losses) on exchange derivative instruments, net	(594)	(888)	(62)

Other, net	17,338	(4,475)	(2,606)

Total	17,299	(4,427)	3,121

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

“Gains (losses) on foreign exchange, net” are related to the following:

	2011	2010	2009
Net realized gains (losses) on exchange derivative instruments	1,933	(3,057)	(3,101)
Net realized gains (losses) on accounts receivable and payable	(1,247)	6,801	2,083
Net unrealized gains (losses) on accounts receivable and payable	356	(1,809)	7,949

Total	1,042	1,935	6,931

“Other, net” are related to the following:

	2011	2010	2009
Provisions for contingent liabilities	(2,492)	(3,812)	(3,846)
Settlement of INPS contingent liability	—	—	(1,080)
Impairment losses of long-lived assets	(1,036)	—	—
One-time termination benefits	(5,446)	—	—
Chinese relocation compensation	46,691	—	—
Expenses for the Chinese relocation	(21,631)	—	—
Write-off of fixed assets	(311)	(454)	(595)
Other, net	1,563	(209)	2,915

Total	17,338	(4,475)	(2,606)

Provisions for contingent liabilities—The Company has charged to other income (expense), net in 2011, 2010 and 2009 the amount of 2,492, 3,812 and 3,846, respectively, for the estimated probable liabilities related to some claims (including tax claims) and legal actions in which it is involved.

During 2011 the Group has charged to other income (expense), net the amount of 1,358 for the probable tax contingent liabilities related to income taxes and other taxes of the parent company and some foreign subsidiaries. For 2011 the remaining amount of 1,134 of the provisions for contingent liabilities is related to several minor claims and legal actions arising in the ordinary course of business.

During 2010 the Company has charged to other income (expense), net the amount of 1,033 for the probable tax contingent liabilities related to income taxes and other taxes of some foreign subsidiaries. For 2010 the remaining amount of 2,779 of the provisions for contingent liabilities is related to several minor claims and legal actions arising in the ordinary course of business.

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

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Settlement of INPS contingent liability—During 2009 and due to the receipt of formal binding assessments for social contributions due to the National Institute for Social Security (‘Istituto Nazionale per la Previdenza Sociale’ or ‘INPS’), the Company paid a total amount of 1,558. The Company used the provision of 475 and charged to “other income/(expense) net” the amount of 1,080.

Impairment losses of long-lived assets—The Company in October 2008, in order to improve its manufacturing efficiency decided to close and sell a manufacturing plant located in Brazil in Pojuca- State of Bahia. At December 31, 2011 the Company performed the annual impairment analysis with a third-party independent appraisal and determined that the carrying value of such manufacturing plant exceeds its fair value. Therefore, as of December 31, 2011 the carrying value of such manufacturing facility was reduced to fair value. This resulted in an impairment loss of 1,036 recorded under the line other income (expense), net of the consolidated statement of operations for the year ended December 31, 2011.

One-time termination benefits—On September, 2011 the Company and the Trade Unions submitted a request to the Italian Ministry of Labor to access for 24 months (starting from October 16, 2011) to the unemployment benefits (Italian law July, 23 1991 n. 223 e D.M. August 20, 2002 n. 31444) granted by special Social Security procedure called “CIGS—Cassa Integrazione Guadagni Straordinaria”. The average number of positions involved in the CIGS program within the Group’s Italian facilities for the 2011-2013 period is 1,273 and are currently employed in the Italian headquarters and production sites. On October, 2011 the Italian Ministry of Labor accepted the above request, and admitted the Company to a 24 months layoff period, in order to support the reorganization process of the Company that assumes a surplus of 1,060 employees at the end of the lay-off period (October 15, 2013). Based on the above signed agreement, the Company, at December, 2011 has increased the One-time termination benefits reserve with an accrual of 5,446 (for the 1,060 employees to be dismissed) recorded as a non-operating expense, under the line “other income/(expense) net” of the consolidated statement of operations for the year ended December 31, 2011.

Chinese relocation compensation— On January 26, 2011 Italsofa Shanghai ltd (a Chinese subsidiary) signed an agreement with the Shanghai Municipality and Shanghai n.12 Metro Line Development Co. Ltd to abandon the industrial site and relocate to another industrial site. In April 2011, this agreement has been executed and Italsofa Shanghai relocated its manufacturing process to a new industrial site. As a consequence of the signed agreement Italsofa Shanghai collected a relocation compensation amount of 46,691 (equal to RMB 420 million), which was recorded as non operating income, under the line “other income/(expense) net” of the consolidated statement of operations for the year ended December 31, 2011.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Expenses for the Chinese relocation — As a consequence of the above relocation, all fixed assets owned by Italsofa Shanghai that were not transferred in the new industrial site (the industrial building and some machines and equipments) have been written-off recording a loss of 18.388 (equivalent to RMB 165 Mln). In addition the Chinese subsidiary recorded other extraordinary expenses for employees compensation and fees of 3,243 (equivalent to RMB 28 Mln). The consolidated statement of operations for the year ended December 31, 2011include under the line “other income/(expense) net” the cumulative expenses for the Chinese relocation of 21,631.

Write off of fixed assets—The write off of fixed assets includes the net book value of those fixed assets that refer mainly to damaged items and that were no longer in conformity with the production quality standards. As of December 31, 2011, 2010 and 2009 the write offs of fixed assets amount to 310, 454 and 595, respectively.

27.	Financial instruments and risk management

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

The Group is exposed to credit risk in the event that the counterparties to the domestic currency swaps and zero cost collars fail to perform according to the terms of the contracts. The contract amounts of the domestic currency swaps and zero cost collars described below do not represent amounts exchanged by the parties and, thus, are not a measure of the exposure of the Group through its use of those financial instruments. The amounts exchanged are calculated on the basis of the contract amounts and the terms of the financial instruments, which relate primarily to exchange rates. The immediate credit risk of the Group’s domestic currency swaps is represented by the unrealized gains or losses on the contracts. Management of the Group enters into contracts with creditworthy counter-parties and believes the risk of material loss from such credit risk to be remote. The table below summarizes in euro equivalent the contractual amounts of forward exchange contracts and zero cost collars used to hedge principally future cash flows from accounts receivable and sales orders at December 31, 2011 and 2010:

	2011	2010
U.S. dollars	11,493	33,451
Euro	14,264	12,200
Canadian dollars	5,041	12,081
British pounds	6,950	8,838
Australian dollars	3,800	7,149
Swiss francs	984	1,584
Norwegian kroner	481	1,091
Swedish kroner	630	919
Danish kroner	—	497
Japanese yen	2,452	2,310

Total	46,095	80,120

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The following table presents information regarding the contract amount in euro equivalent amounts and the estimated fair value of all of the Group’s forward exchange and zero cost collar contracts. Contracts with net unrealized gains are presented as ‘assets’ and contracts with net unrealized losses are presented as ‘liabilities’.

	2011		2010
	Contract	Unrealized	Contract	Unrealized
	amount	gains (losses)	amount	gains (losses)
Assets	17,537	36	40,981	171
Liabilities	28,558	(630)	39,139	(1,059)

Total	46,095	(594)	80,120	(888)

At December 31, 2011, 2010 and 2009, the exchange derivative instruments contracts had a net unrealized income (expense), of (594), (888) and (62), respectively. These amounts are recorded in other income (expense), net in the consolidated statements of operations (see note 26).

Unrealized gains (losses) on forward exchange contracts are determined by using quoted prices in active markets for similar forward exchange contracts.

The fair value of zero cost collars is determined using pricing models developed based on the exchange rates in active markets.

Refer to note 3 (c) for the Group’s accounting policy on forward exchange contracts and zero cost collars.

28.	Fair value of financial instruments

The following table summarizes the carrying value and the estimated fair value of the Group’s financial instruments:

	2011		2010
	Carrying	Fair	Carrying	Fair
	value	value	value	value
Assets:
-Marketable debts securities	4	4	4	4
Liabilities:
-Long-term debt	14,523	13,503	15,414	14,149

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

29.	Application of generally accepted accounting principles in the United States of America

The established accounting policies followed in the preparation of the consolidated financial statements (Italian GAAP) vary in certain significant respects from those generally accepted in the United States of America (US GAAP).

The calculation of net loss and shareholders’ equity in conformity with US GAAP is as follows:

Reconciliation of net loss:

	2011	2010	2009
		(*)	(*)
Net loss attributable to Natuzzi S.p.A. and subsidiaries under Italian GAAP	(19,586)	(11,078)	(17,686)

Adjustments to reported income:
(a) Revaluation of property, plant and equipment	28	27	27
(b) Government grants	626	640	610
(c) Revenue recognition	2,599	(1,462)	(2,652)
(d) Goodwill and intangible assets	(5,756)	505	1,505
(e) Translation of foreign financial statements	4,565	2,896	(5,193)
(f) One-time termination benefits	4,657	—	(2,559)
(g) Impairment of long-lived assets	—	—	(12)
Tax effect of US GAAP adjustments (i)	(201)	(398)	(30)

Net loss attributable to Natuzzi S.p.A. and subsidiaries in conformity with US GAAP (ii)	(13,068)	(8,870)	(25,990)

Basic loss per share in conformity with US GAAP (iii)	(0.24)	(0.16)	(0.47)
Diluted loss per share in conformity with US GAAP (iv)	(0.24)	(0.16)	(0.47)

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

(*)	We have identified certain immaterial errors in our previously issued 20-F on the Tax effect of US GAAP adjustments reported in the reconciliation. The following data reflects amounts previously reported for each line corrected:
(i)	Tax effect of US GAAP adjustments previously reported: (794) in 2010 and 223 in 2009.
(ii)	Net loss attributable to Natuzzi S.p.A. and subsidiaries in conformity with US GAAP previously reported: (9,266) in 2010 and (25,737) in 2009.
(iii)	Basic loss per share in conformity with US GAAP previously reported: (0.17) in 2010 and (0.47) in 2009.
(iv)	Diluted loss per share in conformity with US GAAP previously reported: (0.17) in 2010 and (0.47) in 2009.

Reconciliation of equity attributable to Natuzzi S.p.A. and Subsidiaries:

		2010
	2011	(*)
Equity attributable to Natuzzi S.p.A. and Subsidiaries in conformity with Italian GAAP	310,477	323,119

(a) Revaluation of property, plant and equipment	(452)	(480)
(b) Government grants	(10,161)	(10,787)
(c) Revenue recognition	(3,558)	(6,157)
(d) Goodwill and intangible assets	977	6,731
(e) Translation of foreign financial statements	4,553	6,933
(f) One-time termination benefits	6,703	2,046
(g) Impairment of long-lived assets	388	388
Tax effect of US GAAP adjustments (i)	(295)	(94)

Equity attributable to Natuzzi S.p.A. and Subsidiaries in conformity with US GAAP (ii)	308,632	321,699

(*)	We have identified certain immaterial errors in our previously issued 20-F on the Tax effect of US GAAP adjustments reported in the reconciliation. The following data reflects amounts previously reported for each line corrected:
(i)	Tax effect of US GAAP adjustments previously reported: (3,494) in 2010.
(ii)	Equity attributable to Natuzzi S.p.A. and Subsidiaries in conformity with US GAAP previously reported: 318,300 in 2010.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The condensed consolidated balance sheets as at December 31, 2011 and 2010, and the condensed consolidated statements of operations for the years ended December 31, 2011, 2010 and 2009, which include all the US GAAP differences commented below are as follows:

Condensed Consolidated Balance Sheets as at December 31, 2011 and 2010

	Dec. 31, 2011	Dec. 31, 2010
		(*)
ASSETS
Current assets	322,961	289,630
Non current assets	188,015	218,868

TOTAL ASSETS	510,976	508,498

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	122,831	108,261
Non current liabilities (i)	76,478	76,425
Equity attributable to Natuzzi S.p.A. and Subsidiaries (ii)	308,632	321,699
Non-controlling interest	3,035	2,112

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	510,976	508,498

(*)	We have identified certain immaterial errors in our previously issued 20-F on the Tax effect of US GAAP adjustments reported in the reconciliation. The following data reflects amounts previously reported for each line corrected:
(i)	Non current liabilities previously reported: 79,825 in 2010.
(ii)	Equity attributable to Natuzzi S.p.A. and Subsidiaries previously reported: 318,300 in 2010.

Condensed Consolidated Statements of Operations Years Ended December 31, 2011, 2010 and 2009

	2011	2010	2009
		(*)	(*)
Net sales	488,321	510,755	506,026
Cost of sales	(333,771)	(321,892)	(333,667)

Gross profit	154,550	188,863	172,359

Selling expenses	(137,270)	(146,035)	(140,021)
General and administrative expenses	(43,298)	(42,468)	(46,585)

Operating income/(loss)	(26,018)	360	(14,247)

Other income /(expenses), net	22,619	(2,175)	(1,248)

Net income/(loss) before income taxes	(3,399)	(1,815)	(15,495)

Income taxes (i)	(8,960)	(6,958)	(10,061)

Net income /(loss) (ii)	(12,359)	(8,773)	(25,556)
Less: Net income attributable to non-controlling interest	709	97	434

Net loss attributable to Natuzzi S.p.A. and subsidiaries (iii)	(13,068)	(8,870)	(25,990)

(*)	We have identified certain immaterial errors in our previously issued 20-F on the Tax effect of US GAAP adjustments reported in the reconciliation. The following data reflects amounts previously reported for each line corrected:
(i)	Income taxes previously reported: (7,354) in 2010 and (9,808) in 2009.
(ii)	Net loss previously reported: (9,169) in 2010 and (25,303) in 2009.
(iii)	Net loss attributable to Natuzzi S.p.A and Subsidiaries previously reported: (9,266) in 2010 and (25,737) in 2009.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The tables below set forth the reconciliation of net sales and operating income (loss) from Italian GAAP to US GAAP for the years ended December 31, 2011, 2010 and 2009:

Reconciliation of net sales from Italian GAAP to US GAAP

	2011	2010	2009
Net sales in conformity with Italian GAAP	486,364	518,634	515,352

(b) Government grants (reclassification)	(542)	(748)	(953)
(c) Revenue recognition (adjustment)	7,000	(4,893)	(5,144)
(i) Cost paid to resellers (reclassification)	(4,501)	(2,238)	(3,229)

Net sales in conformity with US GAAP	488,321	510,755	506,026

Reconciliation of operating loss from Italian GAAP to US GAAP

	2011	2010	2009
Operating income/(loss) in conformity with Italian GAAP	(27,292)	398	(10,571)

(a) Revaluation prop,, plant and equ. (adjustment)	28	27	27
(b) Government grants (adjustment)	626	640	610
(c) Revenue recognition (adjustment)	2,599	(1,462)	(2,652)
(d) Goodwill and intangible assets (adjustment)	156	1,211	1,505
(f) One-time termination benefits	(789)	—	(2,559)
(g) Impairment of long-lived assets (reclassific.)	(1,036)	—	—
(g) Impairment of long-lived assets (adjustment)	—	—	(12)
(h) Write-off of fixed assets (reclassification)	(311)	(454)	(595)

Operating income/(loss) in conformity with US GAAP	(26,018)	360	(14,247)

The differences which have a material effect on net loss and/or shareholders’ equity are disclosed as follows:

(a) Certain property, plant and equipment has been revalued in accordance with Italian laws. The revalued amounts are depreciated for Italian GAAP purposes. US GAAP does not allow for such revaluations, and depreciation is based on historical costs. The revaluation primarily relates to industrial buildings. The adjustment to net loss and shareholders’ equity represents the reversal of excess depreciation recorded under Italian GAAP on revalued assets.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

(b) Under Italian GAAP until December 31, 2000 government grants related to capital expenditures were recorded, net of tax, within reserves in shareholders’ equity. Subsequent to that date such grants have been recorded as deferred income and recognized in the consolidated statement of operations as revenue or other income, as appropriate under Italian GAAP (see note 3 n)), on a systematic basis over the useful life of the asset.

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

Amortization of deferred income related to grants recognized as revenues under Italian GAAP of 542, 748 and 953 for the years ended December 31, 2011, 2010 and 2009 respectively would be reclassified to depreciation expense and recorded in cost of goods sold under US GAAP, in the period such amounts are recognized.

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

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

US GAAP requires that revenue should not be recognized until it is realized or realizable and earned, which is generally at the time delivery to the customer occurs. Accordingly, the Italian GAAP for revenue recognition differs from US GAAP. The principal effects of this variance on the accompanying consolidated balance sheets as of December 31, 2011 and 2010 and related consolidated statements of operations for each of the years in the three-year period ended December 31, 2011 are indicated below:

	2011	2010
Effect of revenue recognition adjustment on	Effects Increase (Decrease)	Effects Increase (Decrease)
Trade receivables, net	(16,500)	(23,500)
Inventories	11,062	14,570

Total effect on current assets (a)	(5,438)	(8,930)

Accounts payable-trade	(1,880)	(2,773)
Income taxes	—	—

Total effect on current liabilities (b)	(1,880)	(2,773)

Total effect on shareholders’ equity (a-b)	(3,558)	(6,157)

Effect of revenue recognition adjustment on	2011	2010	2009
Net sales	7,000	(4,893)	(5,144)
Gross profit	3,492	(2,141)	(2,991)
Operating income/(loss)	2,599	(1,462)	(2,652)
Net Income/(loss)	2,599	(1,875)	(2,707)

(d) Under Italian GAAP, the Company amortizes the goodwill arising from business acquisitions on a straight-line basis over a period of five years. In addition, under Italian GAAP, the Company has allocated certain intangible assets, having definite lives and arising from a business acquisition and asset acquisition under the caption goodwill.

Under US GAAP, in accordance with ASC 350, Intangible, Goodwill and Other, the Company do not amortize goodwill. The Company annually assesses goodwill impairment at the end of its fiscal year by applying a fair value test. In the first step of testing for goodwill impairment, the Company estimates the fair value of each reporting unit, which we have determined to be the geographic operating segments and compare the fair value with the carrying value of the net assets assigned to each reporting unit. The above U.S. and Italian GAAP goodwill is entirely related to a small reporting unit named “Italian retail owned stores”. If the fair value is less than its carrying value, then a second step would be performed to determine the fair value of the goodwill. In this second step, the fair value of goodwill is determined by deducting the fair value of a reporting unit’s identifiable assets and liabilities from the fair value of the reporting unit as a whole, as if that reporting unit had just been acquired and the purchase price were being initially allocated. If the fair value of the goodwill is less than its carrying value for a reporting unit, an impairment charge would be recorded.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The changes in the carrying amount of goodwill, intangible assets and US deferred taxes arising from business and asset acquisitions are as follows:

	Goodwill		Intangibles		US Deferred Taxes (*)
	US	Italian	US	Italian	Goodwill			Intangible
Balance at Dec. 31, 2008	6,260	3,403	1,864	—	(117)	(i	)	(585)

Acquisition of stores	651	651	—	—	—			—
Amortization	—	(1,827)	(322)	—	(77)	(ii	)	100

Balance at Dec. 31, 2009	6,911	2,227	1,542	—	(194)	(iii	)	(485)

Impairment of goodwill	(706)	—	—	—	—			—
Amortization	—	(1,516)	(305)	—	(80)	(iv	)	95

Balance at Dec. 31, 2010	6,205	711	1,237	—	(274)	(v	)	(390)

Impairment of goodwill	(5,910)	—	—	—	274			—
Amortization	—	(450)	(296)	—	—			95

Balance at Dec. 31, 2011	295	261	941	—	—			(295)

(*)	We have identified certain immaterial errors in our previously issued 20-F on the Tax effect on US GAAP adjustments reported in the Reconciliation. The following data reflects amount previously reported for each line corrected:
(i)	Deferred taxes previously reported: (585) for Intangible and (1,407) for Goodwill.
(ii)	Deferred taxes previously reported: 100 for Intangible and (526) for Goodwill.
(iii)	Deferred taxes previously reported: (485) for Intangible and (1,933) for Goodwill.
(iv)	Deferred taxes previously reported: 105 for Intangible and (476) for Goodwill.
(v)	Deferred taxes previously reported: (380) for Intangible and (2,409) for Goodwill.

Estimated amortization expense of the intangible assets for the next five years is as follows: 295 in 2012, 167 in 2013, 110 in 2014, 110 in 2015 and 110 in 2016.

As part of its 2011 close process, Natuzzi revised its sales growth projections for the Italian retail owned stores as the recovery in the Italian retail furniture market failed to materialize with the strength anticipated, following the crisis started in prior years. In addition the domestic and Eurozone credit crisis experienced in 2011 negatively impacted the Company’s results and management’s expectations for the economic recovery in Italy where private consumption remains weak. In addition, in 2011, the Italian Government passed significant tax, social security, and other extraordinary measures in order to meet the European Commission and European Financial Stability Facility requirements. Such measures were recognized by the International community as a positive step in the right direction, but also resulted in a negative impact in the medium to short-term growth expectation of consumer demand and the overall market recovery. Further measures with the primary aim to foster the economy are currently being discussed but it will take some time before the final effects of such measures will provide a tangible impact in the market.

As a result of the factors described above and the resulting revisions in the expected level of sales of finished products through its Italian retail owned stores, as well as the related operating income, the Company concluded that the carrying value of the goodwill related to such operating unit as of December 31, 2011 was less than the fair value of the reporting unit based on the step one impairment test required by ASC 350.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The fair value as of December 31, 2011 was determined based on Discounted Cash analyses, which require significant assumptions and estimates about the future operations of the reporting unit. Significant judgments inherent in this analysis include the determination of appropriate discount rates, the amount and timing of expected future cash flows and growth rates. The cash flows employed in our 2011 discounted cash flow analyses were based on 2012-2014 year financial forecasts developed internally by management.

The Company performed the required step two of the impairment test by comparing the implied fair value of goodwill to its carrying amount, which resulted in the impairment charge of 5,910, (706 in 2010). The key inputs that were used in performing the impairment tests related to the estimated long term growth rate of 0.5% (1% in 2010), the weighted average cost of capital equal to 9.67% (9.91% in 2010), and an estimated average growth rate in sales of 2.5% (6% in 2010) for the subsequent years.

Based on that evaluation, on a operating unit basis, for the years ended December 31, 2011, 2010 and 2009 such goodwill was impaired to the extent of 5,910, 706, nil, respectively.

In 2010 Natuzzi performed its annual impairment review of goodwill and an impairment loss of 706 was recorded. The Company determined the implied fair value of the reporting unit on the Unlevered Discounted Cash Flow and compared it with the carrying value of goodwill. An impairment loss arose due, in particular, to the decline in cash flow projections related to the uncertain prospects for full economic recovery in Italy, since private consumption was negatively impacted by a general weakness in the job market, high levels of public indebtedness, and a decreasing level of savings among families. In addition, 2010 discount rate used to discount future cash flow and the expected level of sales of finished products remained substantially unchanged compared to 2009.

The difference between the carrying value of the goodwill under Italian GAAP (261) and US GAAP (295) is attributable to the classification and amortization differences discussed above.

(e) Under Italian GAAP as of December 31, 2011, 2010 and 2009, the financial statements of the foreign subsidiaries expressed in a foreign currency are translated directly into euro as follows: (i) year-end exchange rate for assets, liabilities, share capital and retained earnings and (ii) average exchange rates during the year for revenues and expenses. The resulting exchange differences on translation is recorded as a direct adjustment to shareholders’ equity (see note 3 d)).

Under US GAAP as of December 31, 2011, 2010 and 2009 the Natuzzi’s foreign subsidiaries financial statements have been translated on the basis of the guidance included in Accounting Standards Codification (“ASC”) No. 830-20, Foreign Currency Transactions (Formerly FASB Statement No. 52). Under US GAAP, foreign subsidiaries are considered to be an integral part of Natuzzi due to various factors including significant intercompany transactions, financing, and cash flow indicators. Therefore, the functional currency for these foreign subsidiaries is the functional currency of the parent, namely the euro. As a result all monetary assets and liabilities are remeasured, at the end of each reporting period, using euro and the resulting gain or loss is recognized in the consolidated statements of operations. For all non monetary assets and liabilities, share capital and retained earnings historical exchange rates are used. The average exchange rates during the year are used for revenues and expenses, except for those revenues and expenses related to assets and liabilities translated at historical exchange rates. The resulting exchange differences on translation are recognized in the statements of operations.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

At December 31, 2011, 2010 and 2009 the US GAAP difference arises due to the requirement to use the local currency as the functional currency under Italian GAAP as compared to US GAAP, which requires that the functional currency be determined based on certain indicators which may, or may not result in the local currency being determined to be the functional currency. Consequently, the Company recorded in the US GAAP reconciliation (a) income of 4,565 for 2011, income of 2,896 for 2010 and loss of 5,193 for 2009, respectively; and (b) an increase in shareholders’ equity of 4,553 and 6,993 for 2011 and 2010, respectively.

(f) Under Italian GAAP, the Company during 2008 recognized the cost of one-time termination benefits of 4,605 related to the employees to be terminated on a involuntary basis as indicated in the plan of termination.

During 2011, the Company recognized additional cost of one-time termination benefits of 5,446 related to the employees to be terminated on a involuntary basis at the end of 24 months special Social Security procedure called “CIGS—Cassa Integrazione Guadagni Straordinaria”, starting from October 16, 2011 to October 15, 2013.(see note 26).

In accordance with Italian GAAP this cost has been recognized in 2011 and 2008 as in such year the Company has formally decided to adopt the termination plan (approval by the Board of Directors) and is able to reasonably estimate the related one-time termination benefits.

The Company has not determined the effective employees interested by the above mentioned lay-off program and, therefore, no notification has been made to terminated employees. Under Italian GAAP for the recognition of the cost for the termination benefits related to the terminated workers the communication or announcement to third parties of the plan of termination of workers is not relevant.

Accounting Standards Codification (“ASC”) No. 420, Exit or Disposal Obligations, paragraph 8 states that the liability for the one-time termination benefits provided to current employees that are involuntarily terminated under the terms of a benefit arrangement that, in substance, is not an ongoing benefit arrangement or an individual deferred compensation contract is measured and recognized if a one-time arrangement exist at the date the plan of termination meets all the following criteria and has been communicated to the employees: (a) management, having the authority to approve the action, commits to a plan of termination; (b) the plan identifies the number of employees to be terminated, their job classifications or functions and their locations, and the expected completion date; (c) the plan establishes the terms of the benefit arrangement, including the benefits that employees will receive upon termination (including but not limited to cash payments), in sufficient detail to enable employees to determine the type and amount of benefits they will receive if they are involuntarily terminated; (d) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Therefore, on the basis of the above discussion, the Italian GAAP for recognition in the consolidated statement of operations for the year ended December 31, 2011 of the one-time termination benefits related to the employees to be terminated involuntarily differs from US GAAP.

Under US GAAP, considering the guidance of ASC 420, the one-time termination benefits has to be recorded in the consolidated statement of operations when the termination plan is communicated to the employees and meets all the criteria indicated in ASC 420. Therefore, under US GAAP the cost of the one-time termination benefits had been reversed out of the consolidated statement of operations for the year ended December 31, 2011.

During 2009 the Company paid one-time termination benefits on the separation date to workers terminated for a cash consideration 2,559 respectively, charged under the line cost of sales under US GAAP in the consolidated statement of operations for the year ended December 31, 2011, 2010 and 2009.

During 2011, the Company paid the one-time termination benefits for (789) to the workers terminated pursuant to an individual agreement reached during the first months. At December, 2011 the Company, as consequence of the new agreement signed with the Italian Ministry of Labor, the Company has increased the one-time termination benefits reserve to 6,703 with an addition accrual of 5,446 for the 1,060 employees to be dismissed in 2013.(see note 26).

The residual difference of equity under Italian GAAP and US GAAP, for an amount of 6,703 is attributable to the 1,060 workers that the Company decided to terminate on an involuntary basis (see notes 19).

(g) The Company in order to improve its worldwide manufacturing efficiency, in 2008 decided to close and try to sell one of the two Brazilian manufacturing plant located in Pojuca—State of Bahia, recording an impairment loss of 2,911. As a result of this decision, as of December, 31 2009 the Company reviewed the impairment test, based on a third-party independent appraisal, and determined that the carrying value of this manufacturing plant (net of the 2008 impairment loss already recorded), was less than the fair value less cost to sell. As consequence, no additional impairment loss was recorded in 2009 consolidated statement of operations. As of December 31, 2009 the carrying value of this manufacturing facility (net of the 2008 impairment loss already recorded) is analyzed as follows: 7,083 for the industrial building and 1,053 for machinery and equipment.

During 2010, the Company formally confirmed the decision to sell this manufacturing plant with a Board of Director resolution. The plant was classified as property, plant and equipment since not all criteria to record it as held for sale had been met. As of December, 31 2010, the Company performed the annual impairment analysis with a new third-party independent appraisal and determined that its carrying value was less than the fair value less cost to sell. As of December 31, 2010 the carrying value (net of the 2008 impairment loss) of this manufacturing plant is analysis as follows: 8,020 for the industrial building and 1,193 for machinery and equipment. The changes from the 2009 carrying value are primarily due to the foreign exchange translation effect.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

During 2011, the Company, was not able to sell this plant and, at the end of 2011, engaged a third-party independent consulting firm to review the fair market value of Pojuca plant. With this new external appraisal, the management performed the annual impairment analysis and determined that its carrying value as of December, 31 2011 exceeds its fair value. No cost to sell have been considered in the evaluation of the 2011 fair value measurement. Therefore, as of December 31, 2011 the carrying value of Pojuca plant was reduced to its fair value. This resulted in an impairment loss of 1,036, that was recorded, under the line “other income/(expense) net” of the consolidated statement of operations for the year ended December 31, 2011(see note 26). In addition, as of December 31, 2009, 2010 and 2011 the Company, in accordance with its Italian accounting policy, has classified this manufacturing facility under the line property, plant and equipment held and used of the consolidated balance sheet (see note 10) as there is a current expectation that it is more-likely-than not that this asset will be sold in the medium long-term period (more than one year from the balance sheet date).

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

Therefore, on the basis of the above discussion, as of December 31, 2011, 2010 and 2009 the Italian GAAP for measurement and classification in the consolidated statement of operations of the impairment loss related to the manufacturing facility of Brazil and industrial buildings of Italy differs from US GAAP.

Under Italian GAAP the measurement of the impairment loss of the manufacturing facility of Brazil and industrial buildings of Italy has been determined by the amount by which the carrying amount of the asset exceeds the fair value less costs to sell. Under US GAAP as the carrying value of these assets is not recoverable on an undiscounted cash flow basis, the impairment loss has been measured by the amount by which the carrying value exceeds its fair value. Therefore, at December 31, 2008 the difference between Italian GAAP and US GAAP for the measurement of the impairment losses was 400 and this is due to costs to sell. This amount has been reported in the US GAAP reconciliation for the first time at year ended December 31, 2008. No additional difference between Italian GAAP and US GAAP arose on 2011impairment test that has not considered the cost to sell in the impairment analysis.

At December 31, 2011 and 2010 the original difference between Italian GAAP and US GAAP is reduced to an amount of 388.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Under Italian GAAP the impairment losses of the manufacturing facility of Brazil and the industrial buildings of Italy of 1,036 have been classified under the line “other income /(expense), net” in the consolidated statement of operations for the year ended December 31, 2011 (see note 26). Under US GAAP these impairment losses would be classified as cost of sales and would be included as part of operating loss.

Further, there is no difference between Italian GAAP and US GAAP regarding the classification of the manufacturing facility of Brazil and industrial building of Italy in the consolidated balance sheets as of December 31, 2011, 2010 and 2009 as under both GAAP these assets are classified under the line property, plant and equipment held and used (see note 10).

(h) During 2011, 2010 and 2009 the Company under Italian GAAP has recognized the write-off of tangible assets of 311, 454 and of 595, respectively, as part of non operating loss. Under US GAAP such write-off charge would be included as part of operating loss.

(i) Under Italian GAAP certain costs paid to resellers are reflected as part of selling expenses. Under US GAAP, in accordance with Accounting Standard Codification (“ASC”) No. 605-50 Revenue Recognition – Customer Payments and Incentive (Formerly EITF 01-09), these costs should be recorded as a reduction of net sales. Such expenses include advertising contributions paid to resellers which amounted at December 31, 2011, 2010 and 2009 to 4,501, 2,238 and 3,229, respectively.

(j) Under Italian GAAP, the Company includes its warranty cost as a component of selling expenses in the consolidated statement of operations. Under US GAAP, warranty costs would be included as a component of cost of sales. For the years ended December 31, 2011, 2010 and 2009 warranty cost amounting to 4,046, 4,104 and 4,503, respectively, would be reclassified from selling expenses to cost of sales under US GAAP.

(k) Under Italian GAAP the Company includes provisions for contingent tax liabilities under the line other income (expense), net in the consolidated statement of operations. For the years ended December 31, 2011, 2010 and 2009, these income taxes provisions are approximately 658, 392 and 229, respectively. Under US GAAP these amounts would be classified in the line income taxes of the consolidated statements of operations.

(l) Under Italian GAAP the Company records a tax contingent liability (income tax exposure) when it is probable that the liability has been incurred and the amount of the loss can be reasonably estimated.

The Company adopted the provisions of ASC No. 740-10, Income Taxes Overall,) on January 1, 2007. ASC 740 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a threshold of more-likely-than-not for recognition of tax benefits and liabilities on uncertain tax position taken or expected to be taken in a tax return. ASC 740 also provides related guidance on measurement, derecognition, classification, interest and penalties, and disclosure. As a result of the implementation of ASC 740 as of January 1, 2007, the Company did not recognize any increase or decrease in the liability for unrecognized tax benefits, in respect of the Italian GAAP.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

There are no differences between the amounts recognized by the Company under ASC 740 and the amounts recognized under Italian GAAP.

The following table provides the movements in the liability for unrecognized tax benefits for the years ended December 31, 2011 and 2010:

	2011	2010
Balance, beginning of the year	1,552	1,944
Additions based on tax positions related to the current year	23	—
Additions for tax positions of prior years	706	87
Reductions related to prior years	(216)	—
Reductions due to statute of limitations expiration	(604)	(479)
Settlements	(389)	—

Balance, end of year	1,072	1,552

The Company recognized interest and penalties, accrued in relation to the uncertainties in income taxes disclosed above, in other income (expense), net. During the years ended December 31, 2011, 2010 and 2009, the Company recognized approximately 929, 3 and 216 in interest and penalties, respectively. The total provision for the payment of interest and penalties as at December 31, 2011 and 2010 amounted to approximately 786 and 1,715, respectively.

As of December 31, 2011 the Company expects that a possible decrease in amounts accrued for uncertainty in income taxes could occur in the next twelve months for 445.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Under Italian GAAP the Company includes the provisions for income tax contingent liabilities under the line other liabilities of the non current part of the balance sheet. For the years ended December 31, 2011 and 2010 the above provisions for income tax contingent liabilities amount to 1,858 and 3,268, respectively.

(m) The consolidated statements of cash flows for the years ended December 31, 2011, 2010 and 2009 prepared by the Company under Italian GAAP is in conformity with US GAAP (Accounting Standards Codification (“ASC”) No. 230, Statement of Cash Flow (Formerly FASB Statement No. 95)).

Comprehensive Income—Comprehensive income/(loss) generally encompasses all changes in shareholders’ equity (except those arising from transactions with owners). The Company’s comprehensive income (loss) under U.S. GAAP does not differ from its US GAAP net income (loss) indicated in Note 29.

Recently issued Accounting Pronouncements

Recently issued but not yet adopted U.S. Accounting pronouncements relevant for the Company are as follows:

“Presentation of Comprehensive Income (Topic 220)”, which revises the manner in which entities present comprehensive income in their financial statements. The new guidance removes the presentation options in ASC 220, “Comprehensive income”, and requires entities to report components of comprehensive income in either (i) a continuous statement of comprehensive income or (ii) two separate but consecutive statements. Under the two-statement approach, an entity is required to present components of net income and total net income in the statement of net income. The statement of other comprehensive income should immediately follow the statement of net income and include the components of other comprehensive income and a total for other comprehensive income, along with a total for comprehensive income. The amendments in this ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The amendments in this ASU should be applied retrospectively and they are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The provisions of ASU 2011-05 are not expected to have a material impact on the Company’s consolidated financial statements.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

In December 2011, the FASB issued ASU 2011-11, “Balance Sheet (Topic 210): Disclosures about offsetting Assets and Liabilities”. The objective of this update is to provide enhanced disclosures that will enable financial statements’ users to evaluate the effect or potential effect of netting arrangements on an entity’s financial position. This includes the effect or potential effect of rights of setoff associated with an entity’s recognized assets and recognized liabilities within the scope of this ASU. The amendments require enhanced disclosures by requiring improved information about financial instruments and derivative instruments that are either (1) offset in accordance with either Section 210-20-45 or Section 815-10-45 or (2) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with either Section 210-20-45 or Section 815-10-45. The amendments in this update are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The provisions of ASU 2011-11 are not expected to have a material impact on the Company’s consolidated financial statements.

In December 2011, the FASB issued ASU 2011-12, “Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items out of Accumulated Other Comprehensive Income in Accounting Standard Update No 2011-05”. The amendments in this ASU supersede certain pending paragraphs in ASU 2011-05, to effectively defer the requirement that companies present reclassification adjustments for each component of accumulated other comprehensive income in both net income and other comprehensive income on the face of the financial statements. Companies are still required to present reclassifications out of accumulated other comprehensive income on the face of the financial statements or disclose those amounts in the notes to the financial statements. The provisions of ASU 2011-12 are not expected to have a material impact on the Company’s consolidated financial statements.

30.	Subsequent events

No significant event has occurred after year end.

SIGNATURE

The registrant, Natuzzi S.p.A., hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NATUZZI S.p.A.

By	/s/ Pasquale Natuzzi
Name: Pasquale Natuzzi
Title: Chief Executive Officer

Date: April 30, 2012

Exhibit Index

1.1	English translation of the by-laws (Statuto) of the Company, as amended and restated as of January 24, 2008 (incorporated by reference to the Form 20-F filed by Natuzzi S.p.A. with the Securities and Exchange Commission on June 30, 2008, file number 1-11854).

2.1	Deposit Agreement dated as of May 15, 1993, as amended and restated as of December 31, 2001, among the Company, The Bank of New York, as Depositary, and owners and beneficial owners of ADRs (incorporated by reference to the Form 20-F filed by Natuzzi S.p.A. with the Securities and Exchange Commission on July 1, 2002, file number 1-11854).

4.1	Lease Contract For Customized Standard Factory Building, entered into between Shanghai Yuanchao Electronic Science and Technology Co., Ltd. and Natuzzi China Ltd., dated as of March 22, 2010.

8.1	List of Significant Subsidiaries.

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.