Form 20-F
period 2012-12-31
NATUZZI S P A
filed 2013-04-30
CIK 900391

Natuzzi S.p.A

Annual Report on Form 20-F

2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended: December 31, 2012

Commission file number: 001-11854

NATUZZI S.p.A.

(Exact name of Registrant as specified in its charter)

Republic of Italy

(Jurisdiction of incorporation or organization)

Via Iazzitiello 47, 70029, Santeramo in Colle, Bari, Italy

(Address of principal executive offices)

Mr. Pietro Direnzo

Tel. +39 331 1943329

pdirenzo@natuzzi.com

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

As of December 31, 2012 54,853,045 Ordinary Shares

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

Yes  ☐    No   ☒

i

ii

iii

PRESENTATION OF FINANCIAL INFORMATION

In this annual report on Form 20-F (the “Annual Report”), references to “€” or “Euro” are to the Euro and references to “U.S. dollars,” “dollars,” “U.S.$” or “$” are to United States dollars.

Amounts stated in U.S. dollars, unless otherwise indicated, have been translated from the Euro amount by converting the Euro amounts into U.S. dollars at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) for euros on December 31, 2012 of U.S.$ 1.3186. The foreign currency conversions in this Annual Report should not be taken as representations that the foreign currency amounts actually represent the equivalent U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated.

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

The terms “Natuzzi,” “Natuzzi Group”, “Company,” “Group,” “we,” “us,” and “our,” unless otherwise indicated or as the context may otherwise require, mean Natuzzi S.p.A. and its consolidated subsidiaries.

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

	Year Ended At December 31,
	2012	2012	2011	2010	2009	2008
	(millions of dollars, except per Ordinary Share)(1)	(millions of euro, except per Ordinary Share)
Statement of Operations Data:
Amounts in accordance with Italian GAAP:
Net sales:
Leather- and fabric-upholstered furniture	$528.2	€409.2	€425.3	€460.5	€450.6	€587.8
Other(2)	76.9	59.6	61.0	58.1	64.8	78.2
Total net sales	605.2	468.8	486.3	518.6	515.4	666.0
Cost of sales	(405.1)	(313.8)	(326.1)	(321.5)	(329.8)	(478.8)
Gross profit	200.1	155.0	160.2	197.1	185.6	187.2
Selling expenses	(170.9)	(132.4)	(144.3)	(154.3)	(149.6)	(172.3)
General and administrative expenses	(51.5)	(39.9)	(43.3)	(42.4)	(46.6)	(49.9)
Operating income (loss)	(22.3)	(17.3)	27.3	0.4	(10.6)	(35.0)
Operating income (loss) per Ordinary Share	(0.41)	(0.32)	(0.50)	0.01	(0.19)	(0.64)
Other income (expense), Net (3) (4) (5)	(5.9)	(4.6)	17.3	(4.4)	3.1	(25.8)
Income (loss) before taxes and minority interests	(28.3)	(21.9)	(10.0)	(4.0)	(7.5)	(60.8)
Income taxes	(5.3)	(4.1)	(8.9)	(7.0)	(9.8)	(1.5)
Income (loss) before non-controlling interests	(33.6)	(26.0)	(18.9)	(11.0)	(17.3)	(62.3)
Non-controlling interest	0.1	0.1	0.7	0.1	0.4	(0.4)
Net income (loss)	(33.7)	(26.1)	(19.6)	(11.1)	(17.7)	(61.9)
Net income (loss) per Ordinary Share	(0.62)	(0.48)	(0.36)	(0.20)	(0.32)	(1.13)
Dividends declared per share	—	—	—	—	—	—
Amounts in accordance with U.S. GAAP:
Net sales	$592.9	€459.3	€488.3	€510.8	€506.0	€670.1
Operating income (loss)(6)	(25.2)	(19.5)	(31.9)	0.4	(14.2)	(40.0)
Operating income (loss) per Ordinary Share(6)	(0.45)	(0.35)	(0.58)	0.01	(0.26)	(0.73)
Net income (loss)	(38.1)	(29.5)	(12.4)	(8.8)	(25.9)	(55.7)
Net income (loss) per Ordinary Share (basic and diluted)	(0.70)	(0.54)	(0.23)	(0.16)	(0.47)	(1.02)
Weighted average number of Ordinary Shares Outstanding	54,853,045	54,853,045	54,853,045	54,853,045	54,853,045	54,850,643
Balance Sheet Data:
Amounts in accordance with Italian GAAP:
Current assets	$405.5	€307.5	€327.3	€298.6	€301.9	€318.5
Total assets	627.8	476.1	511.0	503.9	508.6	543.8
Current liabilities	175.6	133.2	122.9	107.8	116.8	136.3
Long-term debt	9.6	7.3	10.8	13.6	5.9	3.3
Non-controlling interest	3.3	2.5	3.0	2.1	1.9	0.8
Shareholders’ equity attributable to Natuzzi S.p.A. and Subsidiaries(7)	370.7	281.1	310.5	323.2	325.0	345.2
Net Asset	374.1	283.7	313.5	325.3	326.9	346.0
Amounts in accordance with U.S. GAAP:
Total assets	$633.7	€480.6	€511.0	€508.5	€521.1	€560.5
Shareholders’ equity attributable to Natuzzi S.p.A. and Subsidiaries	368.0	279.1	308.6	321.7	327.6	353.3
Net Assets	371.3	281.6	311.6	323.8	329.5	354.1

1)	Income Statement amounts are converted from euros into U.S. dollars by using the average Federal Reserve Bank of New York Euro exchange rate for 2012 of U.S.$ 1.2909 per 1 Euro. Balance Sheet amounts are converted from euros into U.S. dollars using the Federal Reserve Bank of New York Noon Buying Rate of U.S.$ 1.3186 per 1 Euro as of December 31, 2012. Source: Bloomberg (USCFEURO Index).

2)	Sales included under “Other” principally consist of sales of polyurethane foam and leather to third parties and sales of living room accessories.
3)	Other income (expense), net is principally affected by gains and losses, as well as interest income and expenses, resulting from measures adopted by the Group in an effort to reduce its exposure to exchange rate risks. See “Item 5. Operating and Financial Review and Prospects — Results of Operations — 2012 Compared to 2011,” “Item 11. Quantitative and Qualitative Disclosures about Market Risk” and Notes 3, 26 and 27 to the Consolidated Financial Statements included in Item 18 of this Annual Report.
4)	Other income (expense), net in 2008 was negatively affected by the impairment losses of long-lived assets, a one-time employee termination benefit and the provision for contingent liabilities.
5)	Other income (expense), net in 2011 was positively affected by the net Chinese relocation compensation and negatively affected by the impairment losses of long-lived assets, a one-time employee termination benefit and the provision for contingent liabilities. See Note 26 to the Consolidated Financial Statements included in Item 18 of this Annual Report.
6)	Under US GAAP the impairment losses of € 0.9 million for 2012, have been classified as “general and administrative expenses” and are included as part of operating loss. Consequently, the impairment losses of € 5.9 million for 2011 and of € 0.7 million for 2010, respectively, have been reclassified to “general and administrative expenses” from the line “other income/(expenses), net”, where they were classified in 2011 and 2010. These reclassifications are not material to the Company’s financial statements.
7)	Share capital as of December 31, 2012, 2011, 2010, 2009 and 2008 amounted to €54.9 million, €54.9 million, €54.9 million, €54.9 million and €54.9 million, respectively. Shareholder’s Equity represents the Total Equity attributable to Natuzzi S.p.A and its subsidiaries.

Exchange Rates

The following table sets forth, for each of the periods indicated, the Federal Reserve Bank of New York Noon Buying Rate for the Euro expressed in U.S. dollars per Euro.

Year:	Average(1)	At Period End
2008	1.4695	1.3919
2009	1.3955	1.4332
2010	1.3216	1.3269
2011	1.4002	1.2973
2012	1.2909	1.3186

Month ending on:	High	Low
31-Oct-2012	1.3133	1.2876
30-Nov-2012	1.3010	1.2715
31-Dec-2012	1.3260	1.2930
31-Jan-2013	1.3584	1.3047
29-Feb-2013	1.3692	1.3054
30-Mar-2013	1.3098	1.2782

(1)	The average of the Noon Buying Rates for the relevant period, calculated using the average of the Noon Buying Rates on the last business day of each month during the period. Source: Federal Reserve Statistical Release on Foreign Exchange Rates–Historical Rates for Euro Area; Bloomberg (USCFEURO Index).

The effective Noon Buying Rate on March 30, 2013 was U.S.$ 1.2816 to 1 Euro.

Risk Factors

Investing in the Company’s ADSs involves certain risks. You should carefully consider each of the following risks and all of the information included in this Annual Report.

The Group has a recent history of losses; the Group’s future profitability and financial condition depend to a large extent on its ability to overcome macroeconomic and operational challenges — The Group reported net losses in 2012 (€26.1 million), 2011 (€19.6 million), 2010 (€11.1 million), 2009 (€17.7 million) and 2008 (€61.9 million), while it reported an operating loss in each of 2012 and 2011 (€17.3 million and €27.3 million respectively) and an operating income of €0.4 million in 2010 after two years of operating losses (€10.6 million in 2009 and €35.0 million in 2008). In addition, the Group’s net sales declined from €666.0 million in 2008 to €468.8 million in 2012. As evidenced by these financial results, we may not be able to achieve or maintain profitability on a consistent basis.

The Group attributes its negative results in 2012 to a difficult macroeconomic environment affecting the furniture industry as a whole (particularly evident in some mature markets such as Europe), including extreme weakness in economic activity in the Euro-zone, declining disposable income for consumers as a result of fiscal austerity measures that continue to be in place in some EU countries, continued high prices for raw materials and price competition from low-cost manufacturers. These negative trends have been partially offset by moderate signs of sales recovery from the Americas. See “Item 5. Operating and Financial Review and Prospects.” The Group has also faced increased labor costs for some of its manufacturing plants operating abroad. See “Item 4. Information on the Company—Manufacturing” for further information.

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

The worldwide economic downturn over the past few years has impacted the Group’s business and could continue to significantly impact our operations, sales, earnings and liquidity in the foreseeable future — Economic conditions deteriorated significantly in the United States and worldwide in late 2008 and general economic conditions did not fully recover in 2009. During 2010, the global economy started to show, on the whole, small signs of recovery, although there were considerable differences in the rate of recovery (if any) among regions. During 2011, the global economy, after an encouraging first half, subsequently lost momentum, with particular reference to the Euro-zone, as a consequence of the sovereign debt crisis affecting Greece, Portugal, Spain, Italy and Ireland. In 2012, the global economy continued to grow at a modest pace, but this growth was curbed by the stagnation of economic activity in Europe, as well as the slow-down of some emerging economies.

Prospects for full economic recovery, therefore, still remain uncertain, especially in the so-called western economies, where private consumption is negatively impacted by a general weakness in the job market, continuing vulnerability in the real-estate sector, a decreasing level of savings among families, high levels of public indebtedness in most developed countries, austerity measures designed to reduce public expenditures and consequent decreased consumer credit and spending. Furthermore, the persistent funding difficulties of Europe’s banking industry, or a resurgence of the sovereign debt crisis in Europe, could diminish the banking industry’s ability to lend to the real economy, thus setting in motion a negative spiral of declining production, a weakening financial sector and higher unemployment.

These persistently difficult conditions have resulted in a decline in our sales and earnings over the past few years and could continue to impact our sales and earnings in the future. Sales of residential furniture are impacted by downturns in the general economy primarily due to decreased discretionary spending by consumers. The general level of consumer spending is affected by a number of factors, including, among others, general economic conditions, inflation, consumer confidence and the availability of consumer credit, all of which are generally beyond our control. Consumer purchases of residential furniture decline during periods of economic downturn, when disposable income is lower. The economic downturn also impacts retailers, our primary customers, and may result in the inability of our customers to pay the amounts owed to us. In addition, if our retail customers are unable to sell our products or are unable to access credit, they may experience financial difficulties leading to bankruptcies, liquidations, and other unfavorable events. If any of these events occur, or if unfavorable economic conditions continue to challenge the consumer environment, our future sales, earnings, and liquidity would likely be adversely impacted.

The Group’s ability to generate the significant amount of cash needed to service our debt obligations and our ability to refinance all or a portion of our indebtedness or obtain additional financing depends on multiple factors, many of which may be beyond our control — Our ability to make scheduled payments due on our existing and anticipated debt obligations, to refinance and to fund planned capital expenditure and development efforts will depend on our ability to generate cash. We will require generation of sufficient operating cash flow from our projects to service our current and future projected indebtedness. Our ability to obtain cash to service our existing and projected debts is subject to a range of economic, financial, competitive, legislative, regulatory, business and other factors, many of which are beyond our control. We may not be able to generate sufficient cash flow from operations to satisfy our existing and projected debt obligations, in which case, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments, or seek to raise additional capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the financial markets and our financial condition at such time. To the extent we have borrowings under bank overdrafts that are payable upon demand or which have short maturities, we may be required to repay or refinance such amounts on short notice, which may be difficult to do on acceptable financial terms or at all. At December 31, 2012, we had €26.9 million of bank overdrafts outstanding. In addition, while we had €77.7 million of cash and cash equivalents at December 31, 2012, a portion of this amount is held by our Chinese subsidiary and cannot be paid to us as a dividend without incurring withholding taxes. We cannot assure you that any refinancing or restructuring would be possible, that any assets could be sold, or, if sold, of the timing of the sales or the amount of proceeds that would be realized from those sales. We cannot assure you that additional financing could be obtained on acceptable terms, if at all, or would be permitted under the terms of our various debt instruments then in effect. Our failure to generate sufficient cash flow to satisfy our existing and projected debt obligations, or to refinance our obligations on commercially reasonable terms, would have an adverse effect on our business, financial condition and results of operations.

The Group’s operations have benefited in 2012 and in previous years from a temporary work force reduction program that, if not continued, may have an impact on the Group’s future performance — Due to the persistently difficult business environment that has negatively affected the Group’s order flow over the past few years, in September 2011 the Company renewed the agreement with the Italian trade unions and the Ministry of Labor pursuant to which it was entitled to benefit from the “Cassa Integrazione Guadagni Straordinaria” (or “CIGS”), an Italian temporary lay-off program, for a two-year period that will expire in October 2013. The extraordinary and temporary lay-off programs have been extended several times in the past by the Ministry of Labor but there is no guarantee that the Group will be able to renew this lay-off program upon the expiration of its two-year term and, if this lay-off program is not renewed, the future performance of the Group may be negatively impacted. For more information see “Item 6. Directors, Senior Management and Employees”.

A failure to offer a wide range of products at different price-points could result in a decrease in our future earnings — The Group has been trying for the past few years to widen its price-point offerings in order to attract a wider base of consumers. The potential inability of the Group in achieving this goal may negatively affect the Group’s ability to generate future earnings.

Part of our growth strategy includes the development of new stores each year. If we and our dealers are not able to open new stores or effectively manage the growth of these stores, our ability to grow and our profitability could be adversely affected — Our ability and the ability of our dealers to identify and open new stores in desirable locations and operate such stores profitably is an important factor in our ability to grow successfully. We have in the past and will likely continue to purchase or otherwise assume operation of company-brand stores from independent dealers to the extent that such stores are considered strategic for the promotion of the Natuzzi Italia brand. Increased demands on our operational, managerial, and administrative resources could cause us to operate our business, including our existing and new stores, less effectively, which in turn could cause deterioration in our profitability.

Demand for furniture is cyclical and may fall in the future — Historically, the furniture industry has been cyclical, fluctuating with economic cycles, and sensitive to general economic conditions, housing starts, interest rate levels, credit availability and other factors that affect consumer spending habits. Due to the discretionary nature of most furniture purchases and the fact that they often represent a significant expenditure to the average consumer, such purchases may be deferred during times of economic uncertainty such as those being recently experienced in some of our markets, such as the United States and, particularly, Europe.

In 2012, the Group derived 41.5% of its leather and fabric-upholstered furniture net sales from the Americas, 44.0% from Europe and 14.5% from the rest of the world. A long-lasting economic slowdown in the United States or Europe may have a material adverse effect on the Group’s results of operations.

The Group operates principally in a niche area of the furniture market — The Group is a leading player in the production of leather-upholstered furniture, with 95.2% of net sales of upholstered furniture in 2012 derived from the sale of leather-upholstered furniture. Consumers have the choice of purchasing upholstered furniture in a wide variety of styles and materials, and consumer preferences may change. There can be no assurance that the current market for leather-upholstered furniture will not decrease.

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

Fluctuations in currency exchange rates have adversely affected and may adversely affect the Group’s results — The Group conducts a substantial part of its business outside of the Euro zone. An increase in the value of the Euro relative to other currencies used in the countries in which the Group operates will reduce the relative value of the revenues from its operations in those countries, and therefore may adversely affect its operating results or financial position, which are reported in Euro. In addition to this risk, the Group is subject to currency exchange rate risk to the extent that its costs are denominated in currencies other than those in which it earns revenues. In 2012, a significant portion of the Group’s net sales (60%), but approximately 50% of its costs, were denominated in currencies other than the Euro. The Group also holds a substantial portion of its cash and cash equivalents in currencies other than the Euro, including a large amount in RMB received as compensation for the relocation of its Chinese manufacturing plant. The Group is therefore exposed to the risk that fluctuations in currency exchange rates may adversely affect its results, as has been the case in recent years. For more information, see Item 11, “Quantitative and Qualitative Disclosures about Market Risk.”

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

The price of the Group’s principal raw materials is difficult to predict — Leather is used in approximately 87.4% of the Group’s upholstered furniture production, and the acquisition of cattle hides represents approximately 20.0% of total cost of goods sold. The dynamics of the raw hides market are dependent on the consumption of beef, the levels of worldwide slaughtering, worldwide weather conditions and the level of demand in a number of different sectors, including footwear, automotive, furniture and clothing.

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

In recent years, the Group has opened manufacturing operations in China, Brazil and Romania and up through 2011, was granted tax benefits and export incentives by the relevant governmental authorities in those countries. There can be no assurance that the Group will benefit from such tax benefits or export incentives in connection with future investments.

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

Investors may face difficulties in protecting their rights as shareholders or holders of ADSs — The Company is incorporated under the laws of the Republic of Italy. As a result, the rights and obligations of its shareholders and certain rights and obligations of holders of its ADSs (as defined below) are governed by Italian law and the Company’s statuto (or by-laws). These rights and obligations are different from those that apply to U.S. corporations. Furthermore, under Italian law, holders of ADSs have no right to vote the shares underlying their ADSs; however, pursuant to the Deposit Agreement (as defined below), ADS holders do have the right to give instructions to The Bank of New York Mellon, the ADS depositary, as to how they wish such shares to be voted. For these reasons, the Company’s ADS holders may find it more difficult to protect their interests against actions of the Company’s management, board of directors or shareholders than they would if they were shareholders of a company incorporated in the United States.

One shareholder has a controlling stake of the Company — Mr. Pasquale Natuzzi, who founded the Company and is currently Chief Executive Officer and Chairman of the board of directors, beneficially owns, as of April 19, 2013, 30,151,175 Ordinary Shares, representing 55.0% of the Ordinary Shares outstanding (60.1% of the Ordinary Shares outstanding if the Ordinary Shares owned by members of Mr. Natuzzi’s immediate family (the “Natuzzi Family”) are aggregated). As a result, Mr. Natuzzi has the ability to exert significant influence over our corporate affairs and to control the Company, including its management and the selection of its board of directors. Since December 16, 2003, Mr. Natuzzi has held his entire beneficial ownership of Natuzzi S.p.A. shares through INVEST 2003 S.r.l., an Italian holding company wholly-owned by Mr. Natuzzi and with its registered office located at Via Gobetti 8, Taranto, Italy.

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

Purchasers of our Ordinary Shares and ADSs may be exposed to increased transaction costs as a result of the proposed European financial transaction tax — On 14 February 2013, the European Commission adopted a proposal for a directive on the financial transaction tax (hereafter “EU FTT”) to be implemented under the enhanced cooperation procedure by eleven Member States initially (Austria, Belgium, Estonia, France, Germany, Greece, Italy, Portugal, Slovenia, Slovakia and Spain). Member States may join or leave the group of participating Member States at later stages. The proposal will be negotiated by Member States, and, subject to an agreement being reached by the participating Member States, a final directive will be enacted. The participating Member States will then implement the directive in local legislation. The aim of the European Commission is for the EU FTT to enter into force on 1 January 2014. If the proposed directive is adopted and implemented in local legislation, investors in Ordinary Shares and ADSs may be exposed to increased transaction costs.

Our auditors, like other independent registered public accounting firms operating in Italy, are not permitted to be subject to inspection by the Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection — Our independent registered public accounting firms that issue the audit reports included in our Annual Reports filed with the U.S. Securities and Exchange Commission (the “SEC”), as auditors of companies that are traded publicly in the United States and firms registered with the Public Company Accounting Oversight Board, or PCAOB, are required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with SEC rules and PCAOB professional standards. Because our auditors are a registered public accounting firm in Italy, a jurisdiction where the PCAOB is currently unable under Italian law to conduct inspections, our auditors, like other independent registered public accounting firms in Italy, are currently not inspected by the PCAOB.

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

The Group is one of the world’s leading companies for the production of leather-upholstered furniture and believes that it has a leading share of the market for leather-upholstered furniture in the United States and Europe based on research conducted by the Centre for Industrial Studies or CSIL, a well-known, unaffiliated and reputable Italian market research firm, with reference to market information for the market for leather-upholstered furniture in the United States and Europe, respectively (Sources: CSIL, “Upholstered Furniture: World Market Outlook 2013”, August 2012). Our distribution network covers approximately 100 countries.

The Group sells its “Natuzzi Italia” branded furniture principally through franchised Divani & Divani by Natuzzi and Natuzzi Italia furniture stores. As of March 31, 2013, the Group sells its furniture through 99 Divani & Divani by Natuzzi and 186 Natuzzi Italia stores, of which 45 are directly owned by the Group, and through 13 concessions in the United Kingdom. The concessions are store-in-store concept managed directly by a subsidiary of the Company located in the United Kingdom. As of March 31, 2013, there were 314 Natuzzi galleries worldwide (store-in-store concept managed by independent partners). In 2013, the Group intends to continue to follow the strategy of positioning the Natuzzi Italia brand in the high-end segment of the market, consolidating its product portfolio.

In 2012, the Group decided to re-brand its “Natuzzi” points of sale and products as “Natuzzi Italia,” to leverage and reinforce the fact that these products are “Made in Italy.”

In the last quarter of 2005 and the beginning of 2006, the Group moved some of the production of its most popular Natuzzi models in the United States under a collection named “Natuzzi Editions” to its manufacturing facilities outside of Italy in order to increase profitability by avoiding increased production costs at its Italian plants due to the weak U.S. dollar. This move included models and covers made of leather and microfibers, but did not include any “Total Look” furnishings. The “Natuzzi Editions” collection was mainly distributed through wholesale customers.

Based on the success and sales volumes generated by the “Natuzzi Editions” collection, the Group decided to promote this collection as a distinct brand under the “Natuzzi Editions” label in the Americas region and under the “Leather Editions” brand in Europe and in the Rest of the World, with limited numbers of models and covers exclusively for wholesale distribution, thus targeting the medium/medium-low segment of the market.

The Group strategically decided to leverage the Natuzzi name in the Americas region, and therefore maintained the brand as “Natuzzi Editions” due to its name recognition in the marketplace and in order to assure prior customers of the Group’s continuing strength and presence in that region. In Europe and the Rest of the World, the brand is presented as “Leather Editions” in order to avoid conflicting with the Group’s well-established network of stores and galleries that were already operating under the Natuzzi name.

The current “Leather Editions” brand was officially presented in January 2010 during a well-known worldwide trade fair in Cologne, Germany, under the name “Editions” as a new trademark intended for the traditional wholesale market. Both the “Natuzzi Editions” and the “Editions” collections were targeted specifically to large customers and were intended to help the Group recover market share.

Throughout 2011, customer response demonstrated that the “Editions”/“Natuzzi Editions” brand positioned itself in the medium end of the market, hence targeting independent retailers. During the third quarter of 2011, the Group reworked the “Editions”/“Natuzzi Editions” brand’s motto to be “Leather and Craftsmanship” and launched its new logo for the brand in Europe and Asia: “Leather Editions”. In the Americas, the brand continues to be “Natuzzi Editions”.

In 2012, the Group started to open stores selling “Leather Editions” branded furniture in China. In 2013, the Group intends to continue to expand the market share of the “Natuzzi Editions”/“Leather Editions” brand and to further develop its gallery program.

In addition to the repositioning of “Natuzzi Editions”/“Leather Editions” for the medium end of the market, in the first quarter of 2011, the Group launched a new brand, “Softaly”, targeting key-accounts with the mission of offering good prices, quality and customized service. With the repositioning of the “Natuzzi Editions”/“Leather Editions” brand, the Group believed it was opportune to launch this new brand, dedicated solely to key-account customers, that would still permit the Group to better control the supply chain—from the purchasing of raw materials to delivery.

The “Softaly” brand is focused only on offering exclusive products to key-account customers and following their requested customizations. Such customized products can be listed as private label or unbranded. The selection of key-account customers is based on the forecasted volume that such customers can generate on a regular basis. The “Softaly” brand is currently marketed in North America, Europe, Brazil and in the Asia-Pacific regions through a few customers, such as Macy’s, Rooms-to-Go, The Brick, Leon’s and American Signature in North America; Conforama, Begros, But and Harvey’s in Europe; Magazine Luize and Tok & Stok in Brazil; and Nitori in the Asia-Pacific region.

The Group’s brand portfolio since 2007 has also included the “Italsofa” brand, with the objective of positioning “Italsofa” as a higher market alternative to very low-cost Chinese competitors, targeting young consumers in particular. With the aim of better rationalizing its product offering, the Group has decided not to make further investments in the “Italsofa” brand. All the models developed thus far will be progressively absorbed by the Group’s other brand offerings. The Group will continue to assist those partners that have opened “Italsofa” points of sale and to convert the existing “Italsofa” stores or galleries into new projects of the Group.

On June 7, 2002, the Company changed its name from Industrie Natuzzi S.p.A. to Natuzzi S.p.A. The statuto, or by-laws, of the Company provide that the duration of the Company is until December 31, 2050. The Company, which operates under the trademark “Natuzzi,” is a società per azioni (joint stock company) organized under the laws of the Republic of Italy and was incorporated in 1959 by Mr. Pasquale Natuzzi, who is currently the Chairman of the Board of Directors, Chief Executive Officer, and controlling shareholder of the Company. Most of the Company’s operations are carried out through various subsidiaries that individually conduct a specialized activity, such as leather processing, foam production and shaping, furniture manufacturing, marketing or administration.

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

Organizational Structure

Natuzzi S.p.A. is the parent company of the Natuzzi Group. As of March 30, 2013, the Company’s principal operating subsidiaries were:

Name	Percentage of ownership	Registered office	Activity
Italsofa Nordeste S/A	100.00	Salvador de Bahia, Brazil	(1)
Italsofa Shanghai Ltd	96.50	Shanghai, China	(1)
Softaly Shanghai Ltd	100.00	Shanghai, China	(1)
Natuzzi China Ltd	100.00	Shanghai, China	(1)
Italsofa Romania	100.00	Baia Mare, Romania	(1)
Natco S.p.A.	99.99	Santeramo in Colle, Italy	(2)
I.M.P.E. S.p.A.	100.00	Santeramo in Colle, Italy	(3)
Nacon S.p.A.	100.00	Santeramo in Colle, Italy	(4)
Lagene S.r.l.	100.00	Santeramo in Colle, Italy	(4)
Natuzzi Americas Inc.	100.00	High Point, NC, USA	(4)
Natuzzi Iberica S.A.	100.00	Madrid, Spain	(4)
Natuzzi Switzerland AG	100.00	Dietikon, Switzerland	(4)
Natuzzi Nordic	100.00	Copenhagen, Denmark	(4)
Natuzzi Benelux S.A.	100.00	Hereentals, Belgium	(4)
Natuzzi Germany Gmbh	100.00	Köln, Germany	(4)
Natuzzi Sweden AB	100.00	Stockholm, Sweden	(4)
Natuzzi Japan KK	100.00	Tokyo, Japan	(4)
Natuzzi Services Limited	100.00	London, UK	(4)
Natuzzi Trading Shanghai Ltd	100.00	Shanghai, China	(4)
Natuzzi Oceania PTI Ltd	100.00	Sydney, Australia	(4)
Natuzzi Russia OOO	100.00	Moscow, Russia	(4)
Natuzzi India Furniture PVT Ltd	100.00	New Delhi, India	(4)
Italholding S.r.l.	100.00	Bari, Italy	(5)
Natuzzi Netherlands Holding	100.00	Amsterdam, Holland	(5)
Natuzzi Trade Service S.r.l.	100.00	Santeramo in Colle, Italy	(6)

(1)	Manufacture and distribution
(2)	Intragroup leather dyeing and finishing
(3)	Production and distribution of polyurethane foam
(4)	Services and distribution
(5)	Investment holding
(6)	Transportation services

See Note 1 to the Consolidated Financial Statements included in Item 18 of this Annual Report for further information on the Company’s subsidiaries.

Strategy

The negative performance of the Group in 2012 and in recent years has largely been the result of several challenges specific to the furniture industry and prevalent in the economy at large. For instance, the discretionary spending of consumers on furnished goods has been negatively impacted in recent years by the persistent effects of the global economic downturn, largely as a result of lower home values, high levels of unemployment and personal debt, austerity measures to consolidate public imbalances in advanced economies (within the EU in particular), and generally reduced access to consumer credit.

In spite of this difficult economic environment, the Group’s primary objective is to expand and strengthen its presence in the global upholstered furniture market in terms of sales and production, while at the same time increasing the Group’s profit and efficiency. In order to achieve its objectives, the Group continue to focus its efforts on:

•	striving for product, process and material innovations to reduce complexity;

•	improving service to clients;

•	improving product quality;

•	creating more efficiency in the manufacturing and procurement process by revising product cost structures and focusing more on the R&D and engineering process;

•	focusing on fast growing markets such as Brazil, Russia, India and China (known collectively as the “BRIC” countries);

•	consolidating market shares in mature markets thanks to:

a)	the development of the business-to-business trademark “Natuzzi Editions” / “Leather Edition”, originally launched in 2010;

b)	the specific “Key-Account” (or Private Label) program intended to help the Group recover market share among large customers in historically established markets such as North America and Europe;

c)	a rationalization of the existing distribution channel while increasing the number of points-of-sale on a worldwide basis;

d)	a commercial organization with focus on differentiation by brands, regions and distribution channels; and

e)	a reduction in redundancies in Group processes, with a focus on increasing integration within the Group and processes optimization by adopting the best practices under our recently implemented enterprise resource planning system, or “SAP”.

The Brand Portfolio Strategy of the Group — The Group competes in all price segments of the leather upholstered furniture market with a complementary range of furnishings and accessories to deliver the “total living concept”. The Group has divided its extensive product range into three different business propositions each with specific brand name, identity, target and positioning: a) Natuzzi Italia; b) Natuzzi Editions (only for the Americas region) and Leather Editions (Europe and Rest of the World regions); and c) Softaly /private labels. This differentiated brand portfolio is designed to address all market segments to increase sales and profitability.

a) The Natuzzi Italia brand is the most established consumer brand within the Group’s portfolio. It is sold through single brand stores, concessions and galleries delivering sofas that are designed and made in Italy, priced at the middle to high-end, with unique and customized materials, workmanship and finishes, thanks to the Natuzzi heritage of fine craftsmanship in the leather sofas segment. The positioning of the “Natuzzi Italia” brand is one that delivers the total Italian living concept by extending its line to complementary decorative products and furnishings for the living room. The benefit consists in helping consumers make their home a harmonious, beautiful environment. Through the style and quality of its products and the merchandizing techniques in its stores, the Group aims to make this brand aspirational yet affordable. From the identification of consumer preferences and market trends to the delivery of the living room in the consumer’s home, Natuzzi directly controls the production and distribution value chain, with the aim of ensuring ultimate quality at competitive prices. All models are designed in the Group’s Style Center in Italy and are primarily manufactured at the Group’s Italian factories.

b.1) The Leather Editions collection includes products with a wide range of upholstery positioned in the medium- to low-segments of the market, leveraging on the know-how and the high credibility of Natuzzi in the leather upholstery business. “Leather Editions” products are manufactured at the Group’s foreign plants (Romania, China and Brazil) and sold through the wholesale channel into Europe and the Rest of the World region (excluding the Americas region), with specific display systems within galleries and merchandising materials designed to emphasize the core values of “Leather & Craftsmanship”. Its product offering is developed according to regional market needs and linked with specific plants to serve regional customers.

b.2) The Natuzzi Editions collection includes similar products and targets the same market segments as the “Leather Editions” collection, except that the “Natuzzi Editions” collection is sold solely in the Americas. In the Americas the Natuzzi Group has historically held a notable market share thanks to its strong reputation among wholesalers and the high recognition of the “Natuzzi Editions” name.

c) The Softaly brand was introduced by the Group at the beginning of 2011 as a key-account program to compete in low-end segments of the market. The objective of the key-account program is to recover business from large distributors and develop additional volume. The Natuzzi Group aims to replicate the best practices applied in connection with the most demanding customers in terms of quality, service and price. Each account will be managed by dedicated key-account teams under the following guidelines to maintain efficiency:

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

As discussed above, the Group’s brand portfolio since 2007 has also included the “Italsofa” brand, with the objective of positioning “Italsofa” as a higher market alternative to very low-cost Chinese competitors, targeting young consumers in particular. With the aim of better rationalizing its product offering, the Group has decided not to make further investments in the “Italsofa” brand. All the models developed thus far will be progressively absorbed by the Group’s other brand offerings. The Group will continue to assist those partners that have opened “Italsofa” points of sale and to convert the existing “Italsofa” stores or galleries into new projects of the Group.

Improvement of the Group’s Retail Program and Brand Development — The Group has made significant investments to improve its existing distribution network and strengthen its brands, primarily through an increase in the number of Natuzzi stores and Natuzzi galleries worldwide. See “Item 4. Information on the Company—Markets.”

In 2011, according to the World Luxury Tracking survey by Lagardère Global Advertising in cooperation with an independent market-research company, IPSOS, the Natuzzi brand was ranked as the best-known global brand within the furniture category, and the second best-known brand if all sectors are considered, based on a sample of 8,800 luxury consumers from seven countries (Italy, France, Germany, Spain, UK, the United States and Japan).

Such recognition of the Natuzzi brand among luxury consumers from developed countries is the result of investments the Company has made over the past decade in its products, communication, in-store experience and customer service, thus securing a premium inherent in the brand itself. This consumer brand awareness encourages the Company to carry on in its brand development, through the rationalization of the Group’s brand portfolio and enhancement of the Group’s distribution network, in order to further increase consumers’ familiarity with the Natuzzi brand, and their association of it as a luxury brand. As of March 31, 2013, the Group sells its furniture through 99 Divani & Divani by Natuzzi and 186 Natuzzi Italia stores, of which 45 are directly owned by the Group, and through 13 concessions in the United Kingdom. The concessions are a store-in-store concept managed directly by a subsidiary of the Company located in the United Kingdom. As of March 31, 2013, there were 301 Natuzzi Italia galleries worldwide (store-in-store concepts managed by independent partners).

Apart from the Natuzzi Italia stores and Divani & Divani by Natuzzi network, as of March 31, 2013 Italsofa operates 14 stores and 194 galleries, whilst Natuzzi Editions/Leather Editions galleries totaled 366 as of the same date. In the second half of 2012, six new galleries were opened in Brazil under a private label for a specific client.

The Group’s penetration into fast developing market continued in 2012 with nine new Natuzzi Italia store openings in the BRIC countries, where our greatest effort has been focused on the Brazilian market. At our Salvador de Bahia site in Brazil, we opened a permanent showroom of more than 1,000 square meters (approximately 10,764 square feet) in September 2012 that features all the brands of the Group. This showroom has been designed to host fairs that we hold a few times a year, as well as visits by customers. The “Natuzzi Italia” brand will officially enter the Brazilian market during the course of 2013, with four new stores as well as seven galleries in progress.

In 2012, the Group’s development strategy also focused on the American market, where partners in Florida, Texas and California opened Natuzzi Italia stores in 2012.

The Group’s future retail strategy will be focused on improving same-store sales, making the existing network more efficient, and continuing expansion where the business model is properly executed and shows greatest potential. The willingness to support all of our partners and our joint efforts in continuously looking for new retail solutions are clearly visible at the Group’s headquarters, where three new showrooms have been built (one for each brand, “Natuzzi”, “Natuzzi Editions”/“Leather Editions” and “Softaly”) in order to properly test the effectiveness of the Group’s “retail concept” as well as to host all of the visitors during the Retail Congress in an energizing setting.

The expansion of products that the Group offers for the high-end segment has required an adjustment to the presentation of these products at their points-of-sale. The Natuzzi product offering is increasingly oriented towards the concept of “total living”. Therefore, single-brand Natuzzi points-of-sale have been recently refurnished in order to recreate a complete living room environment, including the use of interior decorations.

Product Diversification and Innovation — The Group believes that it is the Italian manufacturing company in the furniture and home decoration industry most capable of offering consumers carefully developed, coordinated living rooms at competitive prices through its “Total Look” offer, which was first introduced in 2006. The Total Look offer is conceived in accordance with the latest trends in design, materials and colors, and includes high quality sofas, furnishings (including wall units, dining tables and chairs) and accessories, all of which are developed in-house and presented in harmonic and personalized solutions. The Group has taken a number of steps to broaden its product lines, including the development of new models, such as modular and motion frames, and the introduction of new materials and colors, including exclusive fabrics and microfibers. The Group believes that expanding its Total Look offerings will strengthen its relationships with the world’s leading distribution chains, which are interested in offering branded packages. The Group has also invested in the Natuzzi Style Center in Santeramo in Colle, Italy, to serve as a creative hub for the Group’s design activities.

In 2011, the Group introduced a new innovative material in production under the “Softaly” brand specifically for the North American and the Brazilian markets: Next Leather®. This material is made of genuine leather left-overs, pressed together and adhered to the fabric core. The backside is then bonded with bits and pieces of leather. This type of material can also be referred to as reconstituted leather. Next Leather® is a bonded leather that contains a minimum of 17 percent leather in the product. The above-noted construction meets the United States Federal Trade Commission’s definition of bonded leather. The introduction of this material has enabled the Group to enter a new market with very competitive price points. The Group currently produces models composed of a mix of leather and Next Leather® for the North American market and 100% Next Leather® for the Brazilian market. The Natuzzi Group is also exploring the marketability of introducing fabric sofas into the Softaly collection. The first test launch of fabric models was completed at the Cologne fair in January 2013. The Natuzzi Group also displayed certain fabric sofa models, for a second test, at the Milan fair in April 2013.

Manufacturing

Our manufacturing facilities are located in Italy, China, Romania and Brazil.

As of March 31, 2013, in addition to the headquarters site, the Group operated six production facilities and three warehouses (one for leather, one for finished goods and one for accessories) in Italy. Four of the facilities are engaged in upholstery cutting and sewing and assembly of finished and semi-finished products, and employed, as of February 28, 2013, 1,999 workers, 31% of whom are not directly involved in production. Seven of these nine facilities are located either in, or within a 25-mile radius of, Santeramo, where the Group’s headquarters are located. Assembly operations at the Group’s production facilities also include leather cutting and sewing and attaching foam and covering to frames.

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

These new “Lean Production” lines were also implemented in 2011 in the Company’s manufacturing subsidiary located in Romania (4 lines), thus contributing to a marked increase in the productivity level as well as a reduction in industrial costs in this plant.

During 2012, the Group extended these new production lines on a worldwide basis, implementing these techniques in the Group’s manufacturing sites located in China and Brazil, while continuing to develop existing production lines. In particular, two additional production lines were implemented in the Italian plants (one in the “Iesce 2” plant and the other in the Ginosa plant), four were implemented in the Chinese plant, and one was implemented in the Brazilian plant. The Group plans to continue this development program in 2013.

During 2012, the Group launched a project aimed at improving service levels, as well as significantly reducing logistics costs by linking the orders received from clients directly to the involved suppliers and relevant finished-goods warehouse. The key points of this project are:

•

switching from a “make-to-stock” supply approach based on forecasted demand, to the adoption of a “make-to-order” supply approach based on the actual level of orders, so that supply starts upon the receipt of the order from the client; and

•	the elimination of the accessory warehouse in the Laterza (Italy) site.

The Group has already implemented 80% of the scheduled project’s rollout. The targeted deadline for the project rollout is July 2013.

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

The Group produces, directly and by subcontracting, nine grades of leather in approximately 35 finishes and 235 colors. The hides, after being tanned, are split and shaved to obtain uniform thickness and separated into “top grain” and “split” (top grain leather is primarily used in the manufacture of most “Natuzzi”-branded leather products, while split leather is used, in addition to top grain leather, in the manufacture of some “Natuzzi”-branded products and most “Natuzzi Editions”/“Leather Editions”). The hides are then colored with dyes and treated with fat liquors and resins to soften and smooth the leather, after which they are dried. Finally, the semi-processed hides are treated to improve the appearance and strength of the leather and to provide the desired finish. The Group also purchases finished hides from third parties.

One of the Group’s production facilities, IMPE S.p.A. (“IMPE”), which is located near Naples and employed 54 workers as of February 28, 2013, is engaged in the production of flexible polyurethane foam and, because the facility’s production capacity is in excess of the Group’s needs, also sells foam to third parties. In 2012, IMPE obtained ISO 14001 certification in accordance with the environmental policy of the Natuzzi Group and also improved safety conditions at the plant. As part of the Group’s efforts to improve its production process, we have substituted some chemical compounds with more ecologically-friendly materials. In 2013, we anticipate that IMPE will invest in new technical equipment in order to more efficiently produce polyurethane foam and to reduce excess scrap production.

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

The Group manufactures the “Natuzzi Editions”/“Leather Editions” and “Softaly” collections mainly outside of Italy. If orders exceed production capacity at the foreign plants, “Natuzzi Editions”/“Leather Editions” products are also manufactured in the Company’s Italian plants.

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

Negotiations involving the expropriation process began in 2009 and were concluded in 2011. The agreement setting forth the payment of compensation for the expropriated plant was signed with Chinese authorities on January 26, 2011. As compensation for this expropriation, the parties agreed upon a total indemnity of Chinese Yuan (CNY or RMB, hereafter) 420 million, which is equivalent to approximately €46.7 million based on the Yuan-Euro exchange rate as of December 31, 2011. The Company collected the full amount of the indemnity payment from the local Chinese authorities in 2011.

The Group identified a new production plant of 88,000 square meters, which was made available in January 2011, to compensate for the production capacity reduction caused by the expropriation. The relocation process began in February 2011 and was completed, as planned, by the end of May 2011, after equipment and machinery was moved to the new plant. The relocation produced a turn-over of approximately 20% in manpower because of the distance of the new plant to the old one (approximately 35 kilometers). Management had already reabsorbed the turn-over effect by hiring new manpower by the end of April 2011.

Furthermore, in order to minimize the imbalances on production capacity caused by the relocation, a new plant of 15,000 square meters was leased, starting in July 2010. This smaller plant is located 1 kilometer from the new production plant of 88,000 square meters and focuses on sofa sewing and assembly processes. In March 2012, the Group closed the production activity at the leased plant and, therefore, did not renew the agreement for the leased plant, since the new production site was at that time fully operational.

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

Therefore, the Group intends to continue investing in the Latin American market, with a particular focus on Brazil, by better organizing operating, sales and marketing activities, as well as developing the current distribution channel of “Natuzzi Editions”/“Leather Editions” points-of-sale. Furthermore, the Group intends to also open “Natuzzi Italia” stores in Brazil during the course of 2013.

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

The Group purchases hides from slaughterhouses and tanneries located mainly in Italy, Brazil, Germany, Paraguay, other countries in South America and Europe. The hides purchased by the Group are divided into several categories, with hides in the lowest categories being purchased mainly in Brazil. The hides in the middle categories are purchased mainly in Italy and certain other parts of Europe and hides in the highest categories are purchased in Germany and in the United Kingdom. A significant number of hides in the lowest categories are purchased at the “wet blue” stage — i.e., after tanning — while some hides purchased in the middle and highest categories are unprocessed. The Group has implemented a leather purchasing policy according to which a percentage of leather is purchased at a finished or semi-finished stage. Therefore, the Group has had a smaller inventory of “split leather” to sell to third parties. Approximately 80% of the Group’s hides are purchased from ten suppliers, with whom the Group enjoys long-term and stable relationships. Hides are generally purchased from the suppliers pursuant to orders given every one to two months specifying the number of hides, the purchase price and the delivery date.

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

During the first half of 2012, the prices for hides increased. During the second half of 2012 the prices remained substantially stable, with a slow decrease in prices in the last months of 2012. Due to the volatile nature of the hides market, there can be no assurances that any current trend in prices will continue. See “Item 3. Key Information—Risk Factors—The price of the Group’s principal raw material is difficult to predict.”

The Group also purchases fabrics and microfibers for use in coverings. Both kinds of coverings are divided into several price categories: most fabrics and some particular microfibers are in the highest price categories, while the most inexpensive of some microfibers are in the lowest price categories. Fabrics are purchased exclusively in Italy from about a dozen suppliers which provide the product at the finished stage. Microfibers are purchased in Italy, South Korea and China through some suppliers who provide them at the finished stage. Microfibers purchased from the Group’s Italian supplier are in some cases imported by the supplier at the greige, or semi-finished, stage and then finished (dyed and bonded) in Italy. Fabrics and microfibers are generally purchased from the suppliers pursuant to orders given every week specifying the quantity (in linear meters) and the delivery date. The price is determined before the fabrics or microfiber is introduced into the collection.

Fabrics and microfibers purchased from the Italian suppliers are delivered directly by the suppliers to the Group’s facility in Laterza, while those purchased outside of Italy are delivered to an Italian port and then sent to the Laterza facility. Microfibers and fabrics included in “Natuzzi Editions”/“Leather Editions” and “Softaly” products are delivered directly by the suppliers to Chinese, Romanian and Brazilian ports and then sent to the Group’s Shanghai, Baia Mare and Salvador de Bahia facilities. The Group is able to purchase such products at reasonable prices as a result of the volume of its orders. The Group continuously searches for alternative supply sources in order to obtain the best product at the best price.

Price performance of fabrics is quite different from that of microfibers, depending on the different range of the products’ quality. Because fabrics are purchased exclusively in Italy and are composed of natural fibers, their prices are influenced by the cost of labor and the quality of the product. During 2012, the market prices for fabrics and microfibers were influenced by a slow decreasing trend of raw materials. The price of microfibers is mainly influenced by the international availability of high-quality products and raw materials at low costs, especially from Asian markets.

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

With regard to the Group’s collection of home furnishing accessories (tables, lamps, rugs, home accessories and wall units in different materials), most of the suppliers are located in Italy and other European countries, while some hand-made products (such as rugs) are made in India. Before being introduced in the collection, all items are tested in accordance with European and world safety standards. In the design phase particular attention is paid to the choice of innovative technological solutions that add value to the product and ensure long lasting quality. The Group’s packaging for each product has a higher standard than the average products marketed by its competitors, in an effort to ensure better customer service.

Supply-Chain Management

Procurement Policies and Operations Integration — In order to improve customer service and reduce industrial costs, the Group in 2009 established a policy for handling suppliers and supply logistics. All of the sub-departments working in the logistics Department have been reorganized to maximize efficiency throughout the supply-chain. The Logistics Department now coordinates periodic meetings among all of its working groups in order to identify areas of concern that arise in the supply-chain, and to identify solutions that will be acceptable to all groups. The Logistics Department is responsible for monitoring the proposed solutions in order to ensure their effectiveness. Additionally, in order to improve access to supply-chain information throughout the Group, the Logistics Department (with the support of the Information Systems Department) has created a new portal that allows the Logistics Department and other departments (such as Customer Service and Sales) to monitor the movement of goods through the supply-chain. Currently, changes to this system are in progress in order to improve service level and customer satisfaction in terms of real time update of the portal with the relevant information.

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

4) since January 2009, the SAP system has been implemented throughout the organization.

The Group also plans procurements of raw materials and components:

i) “On demand” for those materials and components (which the Group identifies by code numbers) that require a shorter lead time for order completion than the standard production planning cycle for customers’ orders. This system allows the Group to handle a higher number of product combinations (in terms of models, versions and coverings) for customers all over the world, while maintaining a high level of service and minimizing inventory size. Procuring raw materials and components “on demand” eliminates the risk that these materials and components would become obsolete during the production process; and

ii) “Upon forecast” for those materials and components requiring a long lead time for order completion. The Group utilizes a new forecast methodology, developed in cooperation with a consulting firm. This methodology balances the Group’s desire to maintain low inventory levels against the Sales Department’s needs for flexibility in filling orders, all the while maintaining high customer satisfaction levels. This new methodology is currently being developed together with the Group’s Information Systems Department, in order to create a new intranet portal, called Advanced Planning and Optimization (“APO”). This tool was launched in March 2011 for sales coming from the North American and Asia Pacific markets, under the supervision of a forecast manager and, starting in June 2011, was implemented worldwide. This tool currently supports corporate logistics, operations managers and sales managers in better forecasting the future demand for the Group’s products so as to improve the lead time from materials supply to sales delivery. Currently, changes to the APO system are in progress to improve communication between the Sales Department and the Logistics Department and therefore reducing inventory and speeding up related steps in the supply chain. Special production programs — those requiring lead times shorter than three weeks — are only available to a restricted group of customers, for a limited group of collections and product combinations.

Since 2012, a new methodology concerning furnishing management has been introduced. A better supplier’s partnership enabled the Group to handle furnishings components without storing them in our warehouses, resulting in improved service and reducing inventory levels.

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

Transportation — The Group delivers goods to customers by common carriers. Those goods destined for the Americas and other markets outside Europe are transported by sea in 40-foot high cube containers, while those produced for the European market are generally delivered by truck and, in some cases, by railway. In 2012, the Group shipped 9,869 containers to overseas countries and approximately 3,870 full load mega-trailer trucks to European destinations, serving a total of 3,176 different delivery points. To improve service levels, a method of Supplier Vendor Rating has been developed to measure performance of carriers and distributors providing direct service. This rating system has already been extended to transport by land, and is now ready to be expanded to sea transport.

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

New models are the result of a constant information flow that stems from the market (whose preferences are analyzed, filtered and translated by the product managers into a brief, including specific styles, functions and price points), and is communicated to the group of designers who, through constant work with the team from the prototypes department, sketches the creation of new products in accordance with the guidelines received. The diversity of customer tastes and preferences and the natural inclination of the Group to offer new solutions result in the development of products that are increasingly personalized.

More than 150 highly-qualified people work in these activities, and typically about 70 new sofa models are generally introduced each year. The Group conducts its research and development efforts and activities from its headquarters in Santeramo in Colle, Italy, in accordance with stringent quality standards and has earned the ISO 9001 certification for quality and the ISO 14001 certification for its low environmental impact. The ISO 14001 certification also applies to the Company’s tannery subsidiary, Natco S.p.A., located near Udine, Italy. The Group’s plant in Laterza and the Santeramo headquarters have also received an ISO 9001 certification for their roles in the design and production of furnishings and accessories.

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

The Group’s wide range of products includes a comprehensive collection of sofas and armchairs with particular styles, coverings and functions, with more than two million combinations. The Group’s offering is divided into three different brands and collections that satisfy different market needs:

a) Natuzzi Italia: an inspirational, middle- to high-end consumer brand, vigorously promoted worldwide as “Made in Italy”;

b) Natuzzi Editions/Leather Editions: a trademark that leverages on the Group’s strength in leather and craftsmanship offering products at the medium- to low-end of the market; and

c) Softaly: a brand that aims to offer the best price at the low-end of the market that satisfies the needs of key accounts under private label.

The Group’s brand portfolio since 2007 has also included the Italsofa brand, with the objective of positioning Italsofa as a higher market alternative to very low-cost Chinese competitors, targeting young consumers in particular. With the aim of better rationalizing its product offering, the Group has decided not to make further investments in the Italsofa brand. All the models developed thus far will be progressively absorbed by the Group’s other brand offerings. The Group will continue to assist those partners that have opened Italsofa points of sale and to convert the existing Italsofa stores or galleries into new projects of the Group.

The Natuzzi collection, positioned in the medium-high market, focuses on making Italian quality and style accessible through coordinated and innovative living rooms. This collection stands out for high quality in the choice of materials and finishes, as well as the creativity and details of its designs. As of March 31, 2013, this line of products offered 100 models. Regarding the range of coverings offered, the Natuzzi Italia retail collection has 13 leather articles in 78 colors and 18 softcover articles in 90 colors. The collection also includes a selection of additional furniture (wall units, tables, lamps, carpets), accessories (pots and candles), and furniture for the dining room (tables, chairs, lamps) to offer complete furnishings with the aim of enabling the Group to become a real “Lifestyle Company.” For instance, in 2012, new coffee tables and matching wall units were introduced to the Natuzzi collection using precious materials such as Carrara marble, as well as new dining room sets and cupboards designed by Claudio Bellini.

The Natuzzi Editions/Leather Editions collection, as of March 31, 2013, consisted of 173 models. The increase in the number of models in this collection is mainly due to the introduction of this collection in the European and Asian markets, which resulted in the addition of more modern styles to the product portfolio. Regarding the range of coverings offered in the collection, Natuzzi Editions/Leather Editions offers 12 articles in leather available in 78 colors and one article in fabric with six colors. In 2012 some assorted throw pillows upholstered with fabric inspired by the Apulian trulli were introduced, as a tribute to the brand’s origins.

The Softaly collection, as of March31, 2013 is composed of 72 models including exclusive models for key accounts. Apart from the new covering, Next Leather®, the Softaly brand utilizes the existing covers in production, and is evaluating the introduction of fabric sofas.

The Group’s overall sales are also partly attributable to unbranded production, developed on the basis of specific provision agreements for important key accounts and mass-dealer clients like Macy’s, and Rooms To Go.

Innovation remains a strategic activity for the Group. An important step in this direction is the “3P Project” (Production, Preparation and Process). The 3P Project aims at reaching different goals, such as the reduction in complexity of products, improvement in production efficiency and increase in standardization and cost reduction, through the adoption of an innovative methodology that is specific for the industrialization processes. Such methodology has already been successfully implemented worldwide by different companies that apply the principles of “Lean Enterprise” and “waste-hunting”. The 3P Project was put into practice during the first week of July 2011 in one of the Group’s plants, “Iesce 1”, located in Matera (Italy), in cooperation with a consulting company.

Twenty-five professionals of the Company, including managers and employees from the Research & Development (“R&D”), Operations and Human Resources departments, were involved in the 3P Project. During the five days spent in the plant, these people started to set the basis for conceiving a completely new way of designing product.

The objective of the 3P Project was to reduce, through its complete re-engineering, the number of components in one of our armchair models, and consequently reduce its overall production cost. The Company, through the 3P Project, was able to achieve a 46% reduction in the number of components and a 13% reduction in the production costs of that model. Therefore, considering the encouraging results achieved with the 3P Project, it was extended to certain models of the Softaly collection as well, through the implementation of the “Lean Product Development” project, with the aims of reducing waste, focusing on value-added activity, reducing product complexity and increasing efficiency in the production phase, as well as component standardization.

Innovation, quality, cost control and a high level of customer service are at the basis of growth as a strategic priority. Within our R&D department we have significant expertise, and this expertise and skill is integrated throughout the company, across departments, assisting the Group in maximizing results and fully leveraging our resources.

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

The Group also takes part in the “Material Connexion Program,” which promotes constant innovation in materials and processes.

The Natuzzi Group has also invested in a futuristic reclining chair developed by a design centre located in New Zealand. We believe that this concept chair will redefine “living in comfort.” This project will be launched by the end of 2013.

Research and development expenses were € 7.9 million in 2012, € 7.3 million in 2011, and €7.0 million in 2010.

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

Retail Development

The Retail Department team continues to develop useful sales tools for the market, including manuals and guidelines to be followed when it comes to managing a store and/or a gallery (Store Operations Manual, Visual Merchandising Manual, etc.) designed to enhance the performance of the store (for more information, see “Item 4. Information on the Company—Strategy”).

The most important tool developed in 2012 was “Your Design by Natuzzi,” a 3D Room planner that uses state-of-the-art software, which enhances the ability of retail staff to execute sales and has helped the Company become more deeply involved in interior design for customers. Dedicated training for stores worldwide has been made available and we have noticed a measurable increase in average purchases where the “Your Design by Natuzzi” planner has been implemented. A dedicated area, called the Design Studio, will be installed in premium location Natuzzi Italia stores to host this system, together with other dedicated tool for architects and designers.

A concept evolution specially designed for stores-in-stores, called the Educational Center, has also been developed for both Natuzzi Italia as well as the Leather Editions brands.

The Chinese market is expected to be positively affected by the improved Leather Editions concept, which should boost the opening plan already started in 2012 when 8 new directly-operated stores were opened.

Markets

The Group markets its products internationally as well as in Italy. Outside Italy, the Group sells its leather furniture principally on a wholesale basis to major retailers and furniture stores. In 1990, the Group began selling its leather-upholstered products in Italy and abroad through franchised Divani & Divani by Natuzzi and Natuzzi (now “Natuzzi Italia”) furniture stores. Since 2001, the Group has also sold its furniture through directly owned Natuzzi (now “Natuzzi Italia”) stores and Divani & Divani by Natuzzi stores. Starting in the second half of 2007, the Group has sold its promotional line in China through Italsofa stores, of which there were 14 worldwide as of March 31, 2013.

The following tables show the number of the Groups stores and galleries as of March 31, 2013 according to the main geographical areas and brands.

Stores	Natuzzi Italia	Divani & Divani by Natuzzi	Natuzzi Editions /Leather Editions	Italsofa**	TOTAL
Americas	13	—	—	6	19
Europe	97	99	—	1	197
Europe (ex Italy)	95	13	—	—	108
Italy	2	86	—	1	89
Rest of the World	76	—	8	7	91
Middle East & Africa	16	—	—	6	22
Asia-Oceania	60	—	8	1	69

Total	186	99	8	14	307

Galleries/ Concessions*	Natuzzi Italia	Unbranded/ Private label	Natuzzi Editions / Leather Editions	Italsofa**	TOTAL
Americas	74	6	208	141	429
Europe	217	—	122	30	369
Europe (ex Italy)	217	—	122	30	369
Italy	—	—	—	—	—
Rest of the World	23	—	36	23	82
Middle East & Africa	5	—	3	7	15
Asia-Oceania	18	—	33	16	67

Total	314	6	366	194	880

*	The concessions are store-in-store concept managed directly by a subsidiary of the Company located in the United Kingdom.
**	With the aim of better rationalizing its product offering, the Group has decided not to make further investments in the Italsofa brand. All the models thus far developed will be progressively absorbed by the Group’s other brand offerings. The Group will continue to assist those partners that have opened Italsofa points of sale and to convert the existing Italsofa stores or galleries into new projects of the Group.

The following tables show the leather and fabric-upholstered furniture net sales and number of seats sold of the Group broken down by geographic market for each of the years indicated:

Leather and Fabric Upholstered Furniture, Net Sales (in millions of Euro)

	2012		2011		2010
Americas(1)	169.9	41.5%	143.5	33.7%	164.2	35.7%
Natuzzi Italia	15.9	3.9%	16.2	3.8%	15.5	3.4%
Other (2)	154.0	37.6%	127.3	29.9%	148.7	32.3%

Europe	180.0	44.0%	220.3	51.8%	238.1	51.7%
Natuzzi Italia	95.8	23.4%	131.9	31.0%	145.0	31.5%
Other (2)	84.2	20.6%	88.4	20.8%	93.1	20.2%

Rest of the World	59.5	14.5%	61.5	14.5%	58.2	12.6%
Natuzzi Italia	28.2	6.9%	33.3	7.8%	31.6	6.8%
Other (2)	31.3	7.6%	28.2	6.7%	26.6	5.8%

Total	409.4	100.0%	425.3	100.0%	460.5	100.0%

(1)	Outside the United States, the Group also sells its products to customers in Canada and Central and South America (collectively, the “Americas”).
(2)	Since 2010, the “Other” item includes net sales from the “Natuzzi Editions/Leather Editions” and “Italsofa” brands, as well as “Softaly”/private label and unbranded products.

Leather and Fabric Upholstered Furniture, Net Sales (in seats) (3)

	2012		2011		2010
Americas(1)	832,976	49.6%	776,171	43.4%	886,471	45.4%
Natuzzi Italia	37,293	2.2%	45,777	2.6%	40,112	2.1%
Other (2)	795,683	47.3%	730,394	40.9%	846,359	43.3%

Europe	635,955	37.8%	780,791	43.7%	847,452	43.4%
Natuzzi Italia	228,421	13.6%	331,983	18.6%	370,626	19.0%
Other (2)	407,534	24.2%	448,808	25.1%	476,826	24.4%

Rest of the World	211,839	12.6%	230,858	12.9%	220,670	11.3%
Natuzzi Italia	61,115	3.6%	78,787	4.4%	73,050	3.7%
Other (2)	150,724	9.0%	152,071	8.5%	147,620	7.6%

Total	1,680,770	100.0%	1,787,820	100.0%	1,954,593	100.0%

(1)	Outside the United States, the Group also sells its products to customers in Canada and Central and South America (collectively, the “Americas”).
(2)	Since 2010, the “Other” item includes net sales from the “Natuzzi Editions/Leather Editions” and “Italsofa” brands, as well as “Softaly”/private label and unbranded products.
(3)	Includes seats produced at Group-owned facilities and, until June 2010, also by subcontractors. Seats are a unit measurement. A sofa consists of three seats; an armchair of one.

1. United States and the Americas.

In 2012, net sales of leather and fabric-upholstered furniture in the United States and the Americas were € 169.9 million, up 18.4% from € 143.5 million reported in 2011, and the number of seats sold increased by 7.3%, from 776,171 in 2011 to 832,976 in 2012.

The Group’s principal customers are major retailers. The Group advertises its products to retailers and, recently, to consumers in the United States, Canada, and Latin America (excluding Brazil) both directly and through the use of various marketing tools. The Group also relies on its network of sales representatives and on the furniture fairs held at its High Point, North Carolina offices each spring and fall to promote its products.

The Group’s sales in the United States, Canada and Latin America (excluding Brazil) were handled by Natuzzi Americas until June 30, 2010. Starting on July 1, 2010, as a part of a general reorganization of the Group’s commercial activities, world-wide third-party sales have been handled by the parent company, Natuzzi S.p.A. Natuzzi Americas still maintains offices in High Point, North Carolina, the heart of the most important furniture manufacturing and distribution region in the United States, and provides Natuzzi S.p.A with agency services. The staff at High Point provides customer service, trademarks and products promotions, credit collection assistance, and generally acts as the customers contact for the Group. As of February 28, 2013, the High Point North Carolina operation had 50 employees, 30 independent sales representatives and seven sub-representatives for the United States and Canada. They are regionally supervised by four Vice Presidents.

As mentioned above, beginning on July 1, 2010, the invoicing for the Group’s Latin American operations has been managed by the parent company, Natuzzi S.p.A. Until the end of the first half of 2011, the representative office in São Paulo, Brazil, had oversight for trademarks and products promotion activities for all markets south of the US-Mexico border. During the second half of 2011, this responsibility moved back to Natuzzi Americas.

Since the second half of 2011, the commercial office in São Paulo has overseen the Brazilian market. During 2012, the São Paulo office was closed due to increases in rent, and since that time the Brazilian management team has been searching for a new office location in São Paulo, the heart of our Brazilian and Latin American business. In the meantime, most of the commercial activities are based in the Group’s facility located in Salvador de Bahia, Brazil. The Group’s commercial structure in Brazil has been reinforced, from nine representatives in 2011 to eleven as of the end of 2012. The former Group’s country manager of Spain and Portugal is now in charge of organizing the launch of the Natuzzi Italia brand in Brazil in 2013. Positive growth in sales was recognized in 2012 in Brazil: from €3.6 million in 2011 to €6.6 million in 2012.

A directly owned store operates in New York City under the brand Natuzzi Italia. In addition to this store, as of March 31, 2013, there were also twelve Natuzzi Italia single-brand stores operating in the Americas that are owned by local dealers (four in each of the United States and Mexico, two in Canada, and one in each of Panama and Venezuela). Furthermore, as of the same date, there were five Italsofa single-brand stores in Brazil and one in Venezuela.

2. Europe.

During 2012, the Group continued to consolidate its position in Europe by investing in stores and galleries. Net sales of leather and fabric-upholstered furniture in Europe (including Italy) decreased by 18.3% in 2012 to € 180.0 million (from € 220.3 million in 2011), with the number of seats sold decreasing by 18.5%, from 780,791 in 2011 to 635,955 in 2012.

2a) Italy. Since 1990, the Group has sold its upholstered products within Italy principally through the Divani & Divani franchised network of furniture stores (now Divani & Divani by Natuzzi). As of March 30, 2013 there were 86 Divani & Divani by Natuzzi stores, two Natuzzi stores and one Italsofa store located in Italy. The Group directly owns 19 of these stores, including the two stores operating under the Natuzzi name.

2b) Outside Italy. The Group expands into the European markets mainly through single-brand stores (local dealers, franchisees or directly operated stores). As of March 31, 2013, 108 single-brand stores were operating in Europe: under the Divani & Divani by Natuzzi franchise brand, 11 were located in Portugal and two in Greece; and the remaining 95 were under the Natuzzi Italia name (18 in France, 15 in Spain, 12 in Holland, 11 in Russia, six each in in the United Kingdom and Switzerland, four each in the Czech Republic and Poland, three in Cyprus, two each in Malta, Slovenia and Croatia, and one each in Armenia, Belgium, Bosnia-Herzegovina, Estonia, Germany, Greece, Hungary, Latvia, Serbia and Ukraine). Of these stores, 25 were directly owned by the Group as of March 31, 2013 and all were operated under the Natuzzi Italia name: 15 in Spain, six in Switzerland and four in the United Kingdom. Apart from the Natuzzi Italia stores, the Group also operates 13 concessions in the United Kingdom.

Given the size of the Russian market and its strategic relevance to the Group’s future growth, a local representative office was opened in Moscow in February 2010, with the aim of managing sales, marketing and customer service for Russia and the Ukraine, and to supervise the opening of new single-brand stores in the Russian market. During the course of 2012 through March 31, 2013 three new Natuzzi Italia stores have opened in Russia.

3. Rest of the World.

3a) Middle East & Africa. In 2012, net sales of leather and fabric-upholstered furniture in the Middle East & Africa decreased to € 13.4 million, from € 15.3 in 2011, and the number of seats sold decreased from 56,434 in 2011 to 49,302 in 2012.

As of March 31, 2013, the Group had a total of 16 Natuzzi Italia stores in the Middle East & Africa: four in Israel, three each in Turkey and Saudi Arabia, two in the United Arab Emirates, and one each in Egypt, Kuwait, Lebanon and Qatar. In addition, six single-brand stores were operating under the brand Italsofa in Israel.

In January 2012, following the worsening of the European Union’s diplomatic relations with Iran and Syria, the Company decided to cease any kind of business relations with these two countries. No impairment issue arose following the interruption of business relations with those two countries.

The tables below summarize the Group’s yearly turnover (in thousands of Euro) before this decision was taken and the relative percentage of total upholstery net sales for 2011 and 2012 with particular reference to turnover generated in countries currently subject to sanctions by the Office of Foreign Assets Control of the United States Department of the Treasury.

2011	Natuzzi brand		Other *		Total 2011
Country	Net Sales	%	Net Sales	%	Net Sales	%
IRAN	€161.2	0.09%	€432.5	0.17%	€593.7	0.14%
SUDAN	€0.0	0.00%	€0.0	0.00%	€0.0	0.00%
SYRIA	€20.0	0.01%	€64.1	0.03%	€84.1	0.02%
NORTH KOREA	€0.0	0.00%	€0.0	0.00%	€0.0	0.00%
CUBA	€0.0	0.00%	€0.0	0.00%	€0.0	0.00%
All Other Countries	€176,858.3	99.90%	€247,739.2	99.80%	€424,597.4	99.84%

Total upholstery net Sales	€177,039.5	100.00%	€248,235.8	100.00%	€425,275.2	100.00%

*	Including “Italsofa” and “Natuzzi Editions/Leather Editions” brands, as well as “Softaly”/private label and unbranded products.

2012	Natuzzi brand		Other *		Total 2012
Country	Net Sales	%	Net Sales	%	Net Sales	%
IRAN	€75.0	0.06%	€0.0	0.00%	€75.0	0.02%
SUDAN	€0.0	0.00%	€0.0	0.00%	€0.0	0.00%
SYRIA	€0.0	0.00%	€0.0	0.00%	€0.0	0.00%
NORTH KOREA	€0.0	0.00%	€0.0	0.00%	€0.0	0.00%
CUBA	€0.0	0.00%	€0.0	0.00%	€0.0	0.00%
All Other Countries	€133,966.0	99.94%	€275,224.0	0.00%	€409,190.0	99.98%

Total upholstery net Sales	€134,041.0	100.00%	€275,224.0	100.00%	€409.265,0	100.00%

*	Including “Italsofa” and “Natuzzi Editions/Leather Editions” brands, as well as “Softaly”/private label and unbranded products.

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

The Group has not had, nor does it plan to have, any commercial contacts with the governments of Iran or Syria, or with entities controlled by such governments. To the best of Natuzzi’s knowledge, the Group was in business with independent Iranian and Syrian dealers that were not controlled by, owned or otherwise related to the governments of Iran or Syria.

3b) Asia-Oceania. In 2012, net sales of leather and fabric-upholstered furniture in the Asia-Oceania region slightly decreased to €46.1 million from €46.2 million in 2011, and the number of seats sold decreased 6.9%, from 174,424 in 2011 to 162,444 in 2012.

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

As of March 31, 2013, 60 single-brand Natuzzi stores were operating in the Asia-Oceania market: 34 in China, seven in Australia, six in Taiwan, five in India, and one each in Indonesia, South Korea, Malaysia, New Zealand, Philippines, Singapore, Thailand and Vietnam. In addition, as of the same date, the Group had eight single-brand Leather Editions stores located in China and one Italsofa store located in India. The Group also maintains 67 galleries in the Asia-Oceania region, of which 18 are under the Natuzzi Italia name (eight located in Japan, six in Australia, two in Thailand, and one each in India and New Zealand), 16 under the Italsofa name (seven located in India and six in Taiwan, two in Australia, and one in Japan), and 33 under the Leather Editions name (sixteen in China, ten in Australia, four in India and three in Taiwan).

The Group is currently planning to further expand its presence in China, specifically with single-brand stores located in medium-sized cities across the country.

3c) India. The Group is focusing its efforts and seeking to further invest in the Indian market. A local representative office was opened in New Delhi in the beginning of 2010 to manage sales, marketing and customer service and supervise the Natuzzi stores and Italsofa retail roll-out in the Indian market. As of March 31, 2013, there were five Natuzzi Italia stores and one Italsofa store in the Indian market.

Expansion into New Markets — The Group first targeted the United States market in 1983 and subsequently began diversifying its geographic markets, particularly in the highly fragmented European markets (outside of Italy). Although the Group is currently a leader in the leather-upholstered furniture segment in the United States and Europe (Source: “Upholstered Furniture: World Market Outlook 2013”, August 2012”), it is now focusing its attention on the BRIC countries and other developing markets. The Group intends to continue its growth in these markets.

Customer Credit Management — The Group maintains an active credit management program. The Group evaluates the creditworthiness of its customers on a case-by-case basis according to each customer’s credit history and information available to the Group. Throughout the world, the Group utilizes “open terms” in 80% of its sales and obtains credit insurance for almost 60% of this amount; less than 13% of the Group’s sales are commonly made to customers on a “cash against documents” and “cash on delivery” basis; and lastly, about 7% of the Group’s sales are supported by a “letter of credit” or “payment in advance.”

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

In December 1996, the Company and the “Contract Planning Service” of the Italian Ministry of Industrial Activities signed a “Program Agreement” with respect to the “Natuzzi 2000 project.” In connection with this project, the Group prepared a multi-faceted program of industrial investments for the increase of the production capacity of leather and fabric upholstered furniture in the area close to its headquarters in Italy. According to this “Program Agreement”, the Company should have made investments for € 295.2 million and at the same time the Italian government should have contributed in the form of capital grants for € 145.5 million. In 1997, the Company received, under the aforementioned project, capital grants for € 24.2 million. During 2003, the Company revised its growth and production strategy due to the strong competition from competitors in countries like China and Brazil. Therefore, as a consequence of this change in the economic environment, in 2003 the Company requested to the Italian Ministry of Industrial Activities for the revision of the original “Program Agreement” as follows: reduction of the investment to be made from € 295.2 million to € 69.8 million, and reduction of the related capital grants from € 145.5 million to € 35.0 million. In April 2005, the Company received from the Italian Government the final approval of the “Program Agreement” confirming these revisions. In 2010, a committee appointed by the Ministry of Industrial Activities prepared the final technical report according to which the overall industrial investments acknowledged under the last version of the “Program Agreement” as agreed in 2005 changed from € 69.8 million to the final amount of € 66.0 million. Accordingly, the related total capital grants under the “Program Agreement” changed from € 35.0 million to the final amount of € 33.3 million. Therefore, the receivable for capital grants still due to the Company is € 9.1 million. However, in 2010, the Ministry of Industrial Activities determined an overall net receivable of only € 7.1 million. In fact, the Ministry of Industrial Activities claims that interest in arrears of € 1.8 million has accrued on capital grants paid in advance in 1997 for investments originally planned and subsequently not included in the final version of the “Program Agreement”, as agreed in 2005. The remaining part of the reduction of € 0.2 million is attributable to fees owed to Committee appointed by the Ministry. Hence, the Company has allocated in its balance sheet, as a precautionary measure, an overall devaluation for such receivable of € 3.7 million, as the result of the € 1.7 million reduction in the final amount of capital grants not approved (reduced from € 35.0 million to € 33.3 million), the claimed interest in arrears (€ 1.8 million), and the fees due to the Ministry Committee (€ 0.2 million).

On April 27, 2004, the Technical-Scientific Committee of the Italian Ministry of Education, University and Research approved a four-year research project presented by the Company in February 2002 related to improvement and development in leather manufacturing and processing. The Committee approved a maximum capital grant of € 2.4 million and a 10-year subsidized loan for a maximum amount of € 3.0 million at a subsidized interest rate of 0.5% to be used in connection with industrial research expenses and prototype developments (as published on August 20, 2004, in the Italian Official Gazette (Gazzetta Ufficiale della Repubblica Italiana) n° 195). In 2007 and 2008, the Company provided the aforementioned Committee with the complete list of expenses to be acknowledged under such project and that had been incurred between 2002 through 2007. As a result of these costs, the Italian Government in June 2008 provided a € 2.0 million subsidized loan and a € 1.5 million operating subsidy to the Company and in February 2010 also provided a € 0.6 million subsidized loan and a € 0.6 million operating subsidy. In 2010, the committee appointed by the Ministry of Education University and Research prepared the final technical report according to which all of the costs incurred were acknowledged. Therefore, in 2010, the Ministry provided a € 0.4 million subsidized loan and a € 0.3 million operating subsidy to the Company. All of the receivables under this project have been collected by the Company.

In 2006, the Company entered into an agreement with the Italian Ministry of Industrial Activities for the incentive program denominated “Integrated Package of Benefits—Innovation of the working national program ‘Developing Local Entrepreneurs’” for the creation of a centralized information system in Santeramo in Colle that will be utilized by all Natuzzi points-of-sale around the world. This agreement acknowledges costs of € 7.2 million and € 1.9 million for the development and industrialization program, respectively. On March 20, 2006, the Italian Industrial Ministry issued a concession decree providing for a provisional grant to the Company of € 2.8 million and a loan of € 4.3 million, to be repaid at a rate of 0.74% over 10 years. Between December 2006 and September 2008, the Company provided the aforementioned Committee with the list of expenses to be acknowledged under such project and that have been incurred between July 2005 and November 2007 (date of completion of the program) totaling € 10.8 million. In April 2009, the Italian Government provided, as advance payment, a € 3.9 million subsidized loan and a € 1.9 million operating subsidy to the Company. In 2010, the Ministry Committee has completed the acknowledgement of all of the costs incurred by the Company under the aforementioned project and, therefore, is expected to issue the final decree necessary for the disbursement of the subsidies still owed to the Company. In April 212, the Italian Government provided, as advance payment, a € 0.6 million operating subsidy to the Company.

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

In April 2010, Natuzzi S.p.A., as the leader of a coalition of 19 institutions (including universities, research centers and other industrial companies), submitted to the Italian Ministry of Education, University and Research a project proposal entitled “Future Factory,” which hopes to be financed using National Operating Plan (Piano Operativo Nazionale) funds. This project concerns the research and development of technologies and advanced applications for the control, monitoring and management of industrial processes. This project anticipates an overall cost of € 17.4 million, of which Natuzzi is supposed to bear € 3.3 million (€ 2.6 million as industrial research-related costs, and € 0.7 million as experimental activity-related costs). In March 2011, the Ministry informed the Company that it was included on a short list of companies being considered for the grant. In April 2012 the Ministry approved the Feasibility Study and the Program Agreement is subject to negotiation. However, there can be no guarantee that the Company will receive any such grant from the Italian Government.

In December 2010, Italsofa Romania, a wholly-owned operating subsidiary of the Company, took part in a European consortium (Augmented Reality Technologies in FACTories—ARTiFACT) of partners who excel in their respective fields of knowledge. The main objective of the project is to enhance the competitiveness of European companies and to optimize production efficiency in order to provide workers on the shop-floor level with context-based information. In addition, the industrial partners and scientific research institutes involved in the project are able to challenge international competitors. The ARTiFACT consortium consists of 14 European partners. The total investments included in the ARTiFACT project amount to € 5.6 million, and the overall capital grant is €3.8 million, of which € 0.2 million is earmarked for Italsofa Romania.

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

Trademarks and Patents

The Group’s products are sold under the “Natuzzi”, “Italsofa”, “Leather Editions”, “Natuzzi Editions” and “Softaly” trademarks. These trademarks and certain other trademarks, such as “Divani & Divani by Natuzzi”, have been registered in all those countries in which the Group has a commercial interest, such as Italy, the European Union and elsewhere. In order to protect its investments in new product development, the Group has also undertaken the practice of registering certain new designs in most of the countries in which such designs are sold. The Group currently has more than 1,500 design patents and patents pending. Applications are made with respect to new product introductions that the Group believes will enjoy commercial success and have a high likelihood of being copied.

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

Description of Properties

The location, approximate size and function of the principal physical properties used by the Group as of March 31, 2013 are set forth below:

Country	Location	Size (approximate square meters)	Function	Production Capacity per day	Unit of Measure
Italy	Santeramo in Colle (BA)	29,000	Headquarters, prototyping, showroom (Owned)	N.A.	N.A.
Italy	Santeramo in Colle, Iesce2 (BA)	28,000	Sewing and product assembly (Owned)	1,400	Seats
Italy	Matera La Martella	38,000	General warehouse of sofas and accessory furnishing (Owned)	N.A.	N.A.
Italy	Ginosa (TA)	16,000	Sewing and product assembly (Owned)	900	Seats
Italy	Matera, Iesce1	10,000	Motion product assembly, manufacturing of wooden frames (Owned)	200 / 500	Seats / Wooden Frames
Italy	Laterza (TA)	11,000	Leather cutting (Owned)	7,500	Square Meters
Italy	Laterza (TA)	13,000	Fabric and lining cutting, leather warehouse (Owned)	6,000	Linear Meters
Italy	Laterza (TA)	20,000	Accessory Furnishing Packaging and Warehouse (Owned)	N.A.	N.A.
Italy	Qualiano (NA)	12,000	Polyurethane foam production (Owned)	87	Tons
Italy	Pozzuolo del Friuli (UD)	21,000	Leather dyeing and finishing (Owned)	14,000	Square Meters
U.S.A.	High Point – North Carolina	10,000	Office and showroom for Natuzzi Americas (Owned)	N.A.	N.A.
Romania	Baia Mare	75,600	Leather cutting, sewing and product assembly, manufacturing of wooden frames, polyurethane foam shaping, fiberfill production and wood and wooden product manufacturing (Owned)	2,900	Seats
China	Shanghai	88,000	Leather cutting, sewing and product assembly, manufacturing of wooden frames, polyurethane foam shaping, fiberfill production (Leased)	3,000	Seats
Brazil	Salvador de Bahia – Bahia	28,700	Leather cutting, sewing and product assembly, manufacturing of wooden frames, polyurethane foam shaping, fiberfill production (Owned)	700	Seats

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

Capital Expenditures

The following table sets forth the Group’s capital expenditures for each year for the three-year period ended December 31, 2012:

	Year ending December 31, (millions of Euro)
	2012	2011	2010
Land and plants	0.1	0.9	0.2
Equipment	5.1	18.8	13.8
Intangible assets	3.0	1.3	3.1

Total	8.2	21.0	17.1

Capital expenditures during the last three years were primarily made to make improvements to property, plant and equipment, for the expansion of the Company’s retail network as well as for SAP implementation. In 2012, capital expenditures were primarily made to make improvements at the Group’s existing facilities and in particular in Italy (Santeramo in Colle, Pozzuolo del Friuli and Qualiano), in Romania and in China and to further develop the SAP system.

The Group expects that capital expenditures in 2013 will be approximately € 15 million, which is expected to be financed with cash flow from operations. The Group plans to direct such capital expenditures mainly to productivity improvements in its existing plants, to carry on the updating and implementation of the SAP system, and to open new stores and galleries. The Group expects almost all of the new store and gallery openings to be in Asia and Brazil.

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

Due to a market capitalization that falls below the carrying amount of the Company, and a history of operating loss and revenue declines, management has performed impairment tests on certain long-lived assets where losses have been generated.

The fair value analysis of each long-lived asset in use is unique and requires that management use estimates and assumptions that are deemed prudent and reasonable for a particular set of circumstances. Management believes that the estimates used in the analysis are reasonable; however, changes in estimates could affect the relevant valuations and the recoverability of the carrying values of the assets. The cash flows employed in our 2012 undiscounted and discounted cash flow analyses for impairment analysis of long lived assets in use were based on 2013-2015 year financial forecasts developed internally by management.

While management believes its estimates are reasonable, many of these matters involve significant uncertainty, and actual results may differ from the estimates used. The key inputs that were used in performing the 2012 impairment test for long-lived assets are as follows:

			Year Ended Dec. 31, 2012
Long lived assets (in use) located in	Cash flows	Carrying value of the asset tested	g	WACC	Sales CAGR 2013-15
Italy (Production site)	Undiscounted	71,186	n/a	n/a	17%
Italy (Retail site)	Discounted	1,166	0.5%	12%	5%
Brazil (Production site)	Third-party independent appraisal	13,815	n/a	n/a	n/a
America (Retail site)	Undiscounted	13,889	n/a	n/a	13%
Spain (Retail site)	Discounted	797	0.5%	12%	6%
U.K. (Retail site)	Discounted	1,544	0.5%	12%	10%
Total assets tested		102,397

n/a – Not Applicable

g – estimated long term growth rate

WACC – Weighted Average Cost of Capital

Sales CAGR – Sales Cumulative Average Growth Rate

The fair value analysis of each long-lived asset not in use is determined by means of third party independent appraisal.

With reference to Italian production site which represents the most significant carrying amount, management believe that the undiscounted cash flow exceeds the carrying value with a sufficient cushion.

The sales cumulative average growth rate for Italy production site is based on the three year sales plan internally prepared by management of the high-end brand Natuzzi Italia, which is only one produced at the Italian production site and sold at a worldwide level (in particular the growth is mainly related to the emerging markets such as Asia Pacific, Russia and Brazil). Included in the cash flow analysis is an assumption of costs, which is primarily based on historical actual costs, and adjusted for certain programs already implemented or expected to be implemented during 2013. Management believe that these cost assumptions are reasonable and achievable.

The deterioration of the macroeconomic environment, retail industry and the deterioration of our performance could affect our Italian long-lived assets. In performing the impairment analysis management has performed a sensitivity analysis assuming a short fall in three years sales forecast (worst case of 20% decrease), which results in an undiscounted cash flow exceeding the carrying amount of long-lived assets with an adequate cushion.

Based on our sensitivity analysis, we do not believe that the long-lived asset balance is at risk of impairment at the end of the year because the fair values are substantially in excess of the carrying values.

However, long lived assets impairment charges may be recognized in future periods to the extent changes in factors or circumstances occur, including deterioration in the macroeconomic environment, retail industry, deterioration in our performance or our future projections, or changes in our plans for one or more long lived assets.

During 2012, the Company performed an impairment review of its fixed assets and an impairment loss of €0.9 million was recorded for the assets related to retail stores in Spain. During 2011 the Company recorded an impairment loss of €1.0 million for its Pojuca plant in Brazil. No impairment losses arose in 2010.

For a discussion of the differences between Italian GAAP and U.S. GAAP with respect to the above impairment analysis and the effect on net loss and shareholders’ equity as of December 31, 2012, please see Note 29(g) of the Consolidated Financial Statements included in Item 18 of this Annual Report.

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

At December 31, 2012, 2011 and 2010, the Company recorded an impairment loss for its goodwill and intangible assets of €0.9 million, €5.9 million and €0.7 million, respectively.

Furthermore, the Company would like to highlight that the net book value of goodwill (net of impairment charge) as of December 31, 2012 under Italian GAAP and U.S. GAAP was € 0.1 million (0.02% of total assets) and nil, respectively (see notes 12 and 29(d) of the Consolidated Financial Statements included in Item 18 of this Annual Report).

For a discussion of the differences between Italian GAAP and U.S. GAAP with respect to the above impairment analysis and the effect on net loss and shareholders’ equity as of December 31, 2012, please see Note 29(d) of the Consolidated Financial Statements included in Item 18 of this Annual Report.

The fair value as of December 31, 2012 was determined based on Discounted Cash analyses, which require significant assumptions and estimates about the future operations of the reporting unit. Significant judgments inherent in this analysis include the determination of appropriate discount rates, the amount and timing of expected future cash flows and growth rates. The cash flows employed in our 2012 discounted cash flow analyses were based on 2013-2015 year financial forecasts developed internally by management for the “Italian retail owned stores”. The credit crisis experienced in Italy during 2011 and 2012 negatively impacted the Company’s results and management’s expectations for the Italian market where private consumption remains weak. In addition, in 2011 and 2012, the Italian Government passed significant tax, social security, and other extraordinary measures in order to meet the European Commission and European Financial Stability Facility requirements. Such measures were recognized by the international community as a positive step in the right direction, but also resulted in a negative impact in the medium to short-term growth expectation of consumer demand and the overall market recovery. The key inputs used in performing the impairment test of “Italian retail owned stores” relate to an estimated long term growth rate of 0.5% (0.5% in 2011), a weighted average cost of capital equal to 12.47% (9.67% in 2011), and an estimated average growth rate in sales of 5.0% (2.5% in 2011) for the subsequent years. The low growth rates used in the 2012 analysis reflect the difficult economic outlook in the key markets in which we operate. See “Trend Information” below.

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

In assessing the feasibility of the realization of deferred tax assets, management considers whether it is reasonably certain that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and the tax loss carry forwards are utilized. Estimating future taxable income requires estimates about matters that are inherently uncertain and requires significant management judgment, and different estimates can have a significant impact on the outcome of the analysis.

In 2012, because most of the Italian and foreign subsidiaries realized significant pre-tax losses and were in a cumulative loss position, management did not consider it reasonably certain that the deferred tax assets of those companies would be realized in the scheduled reversal periods (see Note 16 to the Consolidated Financial Statements included in Item 18 of this Annual Report). In making its determination that a valuation allowance was required, management considered the scheduled reversal of deferred tax liabilities and tax planning strategies but was unable to identify any relevant tax planning strategies available to reduce the need for a valuation allowance.

Changes in the assumptions and estimates related to future taxable income, tax planning strategies and scheduled reversal of deferred tax liabilities could affect the recoverability of the deferred tax assets. If actual results differ from such estimates and assumptions the Group financial position and results of operation may be affected.

One-time termination benefits - In September 2011, the Company renewed its agreement with the Trade Unions to participate in a temporary workforce reduction program for 24 months beginning on October 16, 2011 (provided for under Italian law July, 23 1991 n. 223 e D.M. August 20, 2002 n. 31444) pursuant to a special Social Security procedure known as “CIGS—Cassa Integrazione Guadagni Straordinaria”. The average number of employees involved in the CIGS program within the Group’s Italian facilities for the 2011-2013 period is 1,273 and these employees are currently employed in our Italian headquarters and production sites. In October 2011, the Italian Ministry of Labor accepted the Company’s request, and admitted the Company to a 24-month lay-off period, in order to support the reorganization process of the Company that assumes a surplus of 1,060 employees at the end of the lay-off period (October 15, 2013).

Pursuant to the above-mentioned agreement, as of December 31, 2011, the Company, accrued a one-time termination benefits reserve with an accrual of €5.4 million (for the 1,060 employees to be dismissed) recorded as a non-operating expense, under the line “other income/(expense) net” of the consolidated statement of operations for the year ended December 31, 2011.

In accordance with Italian GAAP this cost was recognized in 2011, due to the fact that in that year the Company formally decided to adopt the termination plan (which was approved by the Company’s board of directors) and was able to reasonably estimate the related one-time termination benefits. As of December 31, 2012, the Company had not made any official announcement or notification to the terminated employees in connection with the work termination plan and the one-time termination benefits. Under Italian GAAP, the communication or announcement to third parties of the plan of termination of workers is not relevant to the recognition of the cost for the termination benefits related to the terminated workers.

Although management believes its estimates of the one-time termination benefits are reasonable, different assumptions regarding the number of employees to be laid off, the outcome of the negotiations with the trade unions and the relevant Italian Ministries, and other factors, could lead to different conclusions, which could have a significant impact on the figures determined.

Under U.S. GAAP, considering the guidance of ASC 420, the one-time termination benefits have to be recorded in the consolidated statement of operations when the termination plan is communicated to the employees and meets all the criteria indicated in paragraph 420-10-25-4. Therefore, under U.S. GAAP the cost of the one-time termination benefits was reversed out of the consolidated statement of operations.

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

Results of Operations

Summary — In 2012, the Group had net losses of € 26.1 million, increasing from net losses of € 19.6 million in 2011; Group net sales decreased by 3.6%, from € 486.4 million in 2011 to € 468.8 million in 2012, due primarily to a decrease of 6.0% in seats sold, as compared to 2011, particularly concentrated in Europe (-18.5%). In 2012, net sales of the Natuzzi Italia branded products, which target the high-end of the market, decreased by 22.9% to € 139.9 million (from € 181.4 million in 2011), with the number of Natuzzi Italia-branded seats sold decreasing by 28.4% as compared to 2011 (-31.2% in Europe). Net sales of the Natuzzi Editions/Leather Editions, Italsofa brand and Softaly/unbranded products increased by 10.5% in 2012, to € 269.5 million from € 243.9 million in 2011, with the number of seats sold increasing by 1.7%.

The overall Group performance in 2012 was strongly affected by the persisting poor trend in sales from Europe, which suffered from weak trends with respect to household consumption that were further burdened by austerity-driven policies in place in certain countries, but also by the extension of the slowdown in some emerging economies. In the Americas, on the contrary, thanks to a slight recovery in consumption but also to the effectiveness of our commercial strategy, the Group has recorded positive performance (growth of 18.4% over 2011).

The general recessionary climate that the Group has operated within over the past few years, especially in those markets that have historically been important to us, such as Europe, has had an adverse effect on consumers’ disposable incomes, which has also contributed to a change in consumer preferences toward a preference for products at the medium-to-lower end of the market.

Despite these challenges, the Group is committed to focusing on reorganization activities that will improve the competitiveness of its operating structure. Specifically, the Group will continue to invest in product and process innovations that implement the “Lean” perspective. In addition, our commercial organization is being reviewed in order to have it more effectively respond to market demands, with particular attention to fast-growing markets. The Company will also continue to further implement cost-saving measures aimed at overhead costs and to develop our business relations with important customers by leveraging our capability in offering quality service and competitive products.

The following table sets forth certain statement of operations data expressed as a percentage of net sales for the years indicated:

	Year Ended December 31,
	2012	2011	2010
Net sales	100.0%	100.0%	100.0%
Cost of sales	66.9	67.0	62.0
Gross profit	33.1	33.0	38.0
Selling expenses	28.2	29.7	29.7
General and administrative expenses	8.5	8.9	8.2
Operating margin	(3.7)	(5.6)	0.1
Other income (expense), net	(1.0)	3.6	(0.8)
Income taxes	0.9	1.8	1.4
Net loss	(5.6)	(4.0)	(2.1)

See “Item 4. Information on the Company—Markets” for tables setting forth the Group’s net leather- and fabric-upholstered furniture sales and seats sold, which are broken down by geographic market, for the years ended December 31, 2010, 2011 and 2012.

2012 Compared to 2011

Total Net Sales for 2012, including sales of leather and fabric-upholstered furniture and other sales (principally sales of polyurethane foam and leather sold to third parties as well as of accessories), decreased 3.6% to € 468.8 million, as compared to € 486.4 million in 2011.

Net sales for 2012 of leather and fabric-upholstered furniture decreased 3.7% to €409.4 million, as compared to €425.3 million in 2011. The 3.7% decrease was due principally to a 6.0% decrease in the number of seats sold. Net sales of Natuzzi Italia-branded furniture accounted for 34.2% of our total furniture net sales in 2012 (as compared to 42.6% in 2011), and net sales of the other brands, namely Natuzzi Editions/Leather Editions, Italsofa, and Softaly products accounted for 65.8% of our total net sales for 2012 (as compared to 57.4% in 2011).

Net sales for 2012 of leather-upholstered furniture decreased 3.3% to €389.8 million, as compared to € 403.0 million in 2011, and net sales for 2012 of fabric-upholstered furniture decreased 11.8% to € 19.6 million, as compared to € 22.2 million in 2011.

In the Americas, net sales of upholstered furniture in 2012 increased by 18.4% to €169.9 million, as compared to €143.5 million in 2011, and seats sold increased by 7.3% to 832,977. Net sales of Natuzzi Editions/Leather Editions, Italsofa and Softaly products increased 21.0% over 2011 at €154.0 million, while net sales of the higher-priced Natuzzi Italia-branded furniture were € 15.9 million, down 1.7% as compared to 2011. In Europe, net sales of upholstered furniture in 2012 decreased 18.3% to €180.0 million, as compared to €220.3 million in 2011, due to the combined effect of a 27.4% decrease in net sales of Natuzzi Italia-branded furniture and to a 4.7% decrease in net sales of Natuzzi Editions/Leather Editions, Italsofa and Softaly products. In the Rest of the World, net sales of upholstered furniture decreased 3.3% to €59.5 million, as compared to €61.5 million in 2011.

Net sales for 2012 of the Natuzzi Italia-branded furniture decreased 22.9% over 2011 to €139.9 million, with the number of Natuzzi Italia-branded seats sold decreasing by 28.4%. During 2012 net sales of Natuzzi Editions/Leather Editions, Italsofa and Softaly products increased 10.5% to €269.5 million, as compared to €243.9 million in 2011, with the number of seats sold increased by 1.7%.

In 2012, total seats sold decreased 6.0% to 1,680,770 from 1,787,820 units sold in 2011. Negative performance was recorded in Europe (down 18.5% to 635,955 seats) and in the Rest of the World region (down 8.2% to 211,839 seats), whereas the Group reported positive results in the Americas (up 7.3% to 832,977 seats).

The following provides a more detailed country-by-country examination of the changes in volumes in our principal markets, according to the Group’s two main sales categories:

• Natuzzi Brand. In terms of seats sold under the Natuzzi brand, the Group recorded negative results in Canada (-1.6%), the United States (-19.6%), Mexico (-39.5%), South Korea (-16.9%), Australia (-27.0%), China (-36.0%), Taiwan (-19.6%), Israel (-20.2%), United Kingdom (-35.6%), Germany (-24.9%), France (-40.0%), Belgium (-40.1%), Spain (-44.0%), Netherlands (-29.1%), Switzerland (-32.1%), and Italy (-27.9%). Positive results were reported in Saudi Arabia (+9.5%), India (+33.5%), Russia (+36.9%) and Chile (+71.2%).

• Natuzzi Editions/Leather Editions, Italsofa and Softaly/Unbranded products. The Group recorded a decrease over 2011 in terms of seats sold in countries, such as Chile (-18.8%), Puerto Rico (-18.3%), Saudi Arabia (-7.4%), Taiwan (-26.4%), Israel (-23.9%), Turkey (-13.4%), Japan (-27.3%), Germany (-23.6%), France (-21.3%), Spain (-32.4%), Netherlands (-24.2%), Russia (-20.5%), Czech Republic (-18.8%), Cyprus (-63.0%), Portugal (-28.6%), Ireland (-11.8%) and Sweden (-22.6%). Positive results were reported in Canada (+22.7%), the United States (+1.9%), Mexico (+20.4%), Venezuela (+151.6%), Brazil (+151.5%), Peru (+220.6%), South Korea (+17.4%), Australia (+35.8%), China (+14.3%), India (+45.5%), UAE (+4.7%), United Kingdom (+14.0%), France (+5.9%), Switzerland (+22.4%), Finland (+10.7%), Austria (+20.2%), Poland (+23.7%) and Denmark (+7.6%).

Other Net Sales (principally sales of polyurethane foam and leather sold to third parties, as well as of accessories) decreased 2.7% to € 59.4 million, as compared to € 61.1 million in 2011.

Cost of Sales in 2012 decreased by 3.7% to € 313.8 million (representing 66.9% of net sales), as compared to € 326.1 million (or 67.0% of net sales) in 2011. In particular, consumption costs (defined as purchases plus beginning stock minus final stock and plus leather processing) increased slightly as a percentage of total net sales, passing from 44.3% in 2011 to 44.6% in 2012, mainly due to a different sales mix (more Softaly/private label products sold), but these results reflect the positive impact of efficiency measures that have been introduced, including better management of outsourced materials and components, in the absence of which consumption costs would have been higher as a percentage of total net sales. Transformation costs (defined as manufacturing labor costs and industrial costs) saw an improvement, in terms of the percentage of the total net sales, declining slightly from 22.7% in 2011 to 22.4% in 2012, mainly due to higher efficiency in the Group’s operations following the extension of the Moving Line approach in our manufacturing plants.

Gross Profit. The Group’s gross profit decreased 3.3% in 2012 to €155.0 million (33.1% of net sales), as compared to €160.3 million in 2011 (33.0% of net sales) as a result of the factors described above.

Selling Expenses decreased 8.2% in 2012 to €132.4 million, as compared to €144.3 million in 2011, and, as a percentage of net sales, decreased to 28.2% from 29.7% in 2011.

In particular, in 2012 transportation costs increased in Euro terms to €47.6 million, from €46.4 million reported in 2011, but also as percentage of total net sales (10.2% from 10.5% one year ago) due to a different sales-mix (higher sales of lower-priced Softaly/private label products), as well as to more shipments with longer routes, especially towards North America. These costs would have been higher if we had not implemented efficiency recovery measures to rationalize the Group’s logistics, such as renegotiation of transportation tariffs, better management of customs expenses and a reduced number of third-party storage, together with a renegotiation of storage fees.

Commissions to agents increased slightly in 2012 over 2011, passing from 1.9% of total net sales to 2.1% in 2012. Advertising expenses decreased by € 4.8 million compared to 2011, representing 4.2% of total net sales in 2012 (5.0% in 2011).

General and Administrative Expenses. In 2012, the Group’s general and administrative expenses decreased by 7.9% to € 39.9 million, from € 43.3 million in 2011, and, as a percentage of net sales, from 8.9% in 2011 to 8.5% in 2012. The reduction both in absolute terms and as percentage on net sales is the results of the reorganization measure implemented at Group level.

Operating Income (Loss). As a result of the factors described above, the Group had an operating loss of €17.3 million for 2012, compared to an operating loss of €27.3 million in 2011.

Other Income (expenses), net. The Group registered other expense, net, of €4.6 million in 2012 as compared to other income, net, of €17.3 million in 2011, which was higher in 2011 primarily due to the refund from the Chinese government following the expropriation of one of the Group’s plants.

Within the line “other income / (expenses), net” of the consolidated statement of operations for the year ended December 31, 2012, the Company has charged the amount of €0.7 million, (€2.5 million for 2011), for the estimated probable liabilities related to some claims (including tax claims) and legal actions in which it is involved.

In 2012, Natuzzi Iberica, one of the Group’s controlled companies, performed an impairment review of its fixed assets and an impairment loss of €0.9 million was recorded. This impairment loss was due, in particular, to the decline in cash flow projections related to the uncertain prospects for full economic recovery in Spain, since private consumption was negatively impacted by a general weakness in the job market, high levels of public indebtedness, and a decreasing level of savings among families. See Note 26 to the Consolidated Financial Statements included in Item 18 of this Annual Report.

Net interest expenses, included in other expense, net, in 2012 was € 0.2 million, as compared to net expenses of € 0.5 million in 2011. See Note 26 to the Consolidated Financial Statements included in Item 18 of this Annual Report.

The Group registered a € 2.5 million foreign-exchange net loss in 2012 (included in other income (expense), net), as compared to a net gain of € 0.5 million in 2011. The foreign exchange gain in 2012 primarily reflected the following factors:

• a net realized loss of € 1.6 million in 2012 (as compared to a net realized gain of € 1.9 million in 2011) on domestic currency swaps due to the difference between the forward rates of the domestic currency swaps and the spot rates at which the domestic currency swaps were closed (the Group uses the forward rate to hedge its price risks against unfavorable exchange rate variations);

• a net realized gain of € 2.3 million in 2012 (compared to a loss of € 1.2 million in 2011), from the difference between invoice exchange rates and collection/payment exchange rates;

• a net unrealized loss of € 4.6 million in 2012 (compared to an unrealized gain of € 0.4 million in 2011) on accounts receivable and payable; and

• a net unrealized gain of € 1.4 million in 2012 (compared to an unrealized loss of € 0.6 million in 2011), from the mark-to-market evaluation of domestic currency swaps.

The Group also recorded in 2012 other expenses, net, included in “other income (expense), net”, of € 1.9 million, compared to other income, net of € 17.3 million reported in 2011. The €1.9 million under “Other, net” reflected the following factors:

• a € 0.7 million contingent-liabilities provision for estimated losses related to some claims (including tax claims) and legal actions in 2012, while in 2011, the provisions for contingent liabilities amounted to € 2.5 million;

• other expenses of €0.3 million deriving from the write-off of fixed assets in 2012, almost the same amount as reported for 2011;

• a € 0.9 million loss deriving from the impairment of long-assets (Natuzzi Iberica).

The Group does not use hedge accounting and records all fair value changes of its domestic currency swaps in its statement of operations. See Note 26 to the Consolidated Financial Statements included in Item 18 of this Annual Report.

Income Taxes. In 2012, the Group had an effective tax rate of 19.42% on its losses before taxes and non-controlling interests, compared to the Group’s effective tax rate of 88.9% reported in 2011.

For the Group’s Italian companies the effective tax rate (i.e., the obligation to accrue taxes despite reporting a loss before taxes) was, in part, due to the regional tax known as “Irap” (Imposta regionale sulle attività produttive; see Note 16 to the Consolidated Financial Statements included in Item 18 of this Annual Report). This regional tax is generally levied on the gross profits determined as the difference between gross revenue (excluding interest and dividend income) and direct production costs (excluding labor costs, interest expenses and other financial costs). As a consequence, even if an Italian company reports a pre-tax loss, it could still be subject to this regional tax. In 2012, same Italian companies within the Group reported losses but had to pay “Irap.”

As in 2011, because most of the Italian and foreign subsidiaries realized significant pre-tax losses and were in a cumulative loss position, management did not consider it reasonably certain that the deferred tax assets of those companies would be realized in the scheduled reversal periods (see Note 16 to the Consolidated Financial Statements included in Item 18 of this Annual Report).

Net Loss. Reflecting the factors above, the Group reported a net loss of €26.1 million in 2012, as compared to a net loss of €19.6 million in 2011. On a per-Ordinary Share, or per-ADS basis, the Group had net losses of €0.48 in 2012, as compared to net losses of €0.36 in 2011.

As disclosed in Note 29 to the Consolidated Financial Statements included in Item 18 of this Annual Report, established accounting principles in Italy vary in certain significant respects from generally accepted accounting principles in the United States. Under U.S. GAAP, the Group would have had net losses of € 32.2 million, € 13.1 million and € 8.9 million in 2012, 2011 and 2010, respectively, compared to net losses of € 26.1 million, € 19.6 million and € 11.1 million in 2012, 2011 and 2010, respectively under Italian GAAP.

2011 Compared to 2010

Net Sales for 2011, including sales of leather and fabric-upholstered furniture and other sales (principally sales of polyurethane foam and leather sold to third parties as well as of accessories), decreased 6.2% to € 486.4 million, as compared to € 518.6 million in 2010.

Net sales for 2011 of leather and fabric-upholstered furniture decreased 7.6% to €425.3 million, as compared to €460.5 million in 2010. The 7.6% decrease was due to a combination of factors, principally a 8.5% decrease in the number of seats sold. Net sales of Natuzzi-branded furniture accounted for 42.6% of our total furniture net sales in 2011 (as compared to 41.7% in 2010), and net sales of Natuzzi Editions/Leather Editions, Italsofa brand and Softaly products accounted for 57.4% of our total net sales for 2011 (as compared to 58.3% in 2010).

Net sales for 2011 of leather upholstered furniture decreased 6.5% to €403.0 million, as compared to € 431.1 million in 2010, and net sales for 2011 of fabric upholstered furniture decreased 24.1% to € 22.3 million, as compared to € 29.4 million in 2010.

In the Americas, net sales of upholstered furniture in 2011 decreased by 12.6% to €143.5 million, as compared to €164.2 million in 2010, and seats sold decreased by 12.4% to 776,171, as compared to 886,471 in 2010. Net sales of Natuzzi Editions/Leather Editions, Italsofa brand and Softaly products decreased 14.4% compared to 2010, while net sales of the higher-priced Natuzzi-branded furniture increased 4.5% as compared to 2010. In Europe, net sales of upholstered furniture in 2011 decreased 7.5% to €220.3 million, as compared to €238.1 million in 2010, due to the combined effect of a 9.0% decrease in net sales of Natuzzi-branded furniture and to a 5.0% decrease in net sales of Natuzzi Editions/Leather Editions, Italsofa brand and Softaly products. In the Rest of the World, net sales of upholstered furniture increased 5.7% to €61.5 million, as compared to €58.2 million in 2010.

Net sales for 2011 of the Natuzzi-branded furniture decreased 5.6% to €181.4 million, as compared to €192.1 million in 2010, with the number of Natuzzi-branded seats sold decreasing by 5.6%. During 2011, net sales of Natuzzi Editions/Leather Editions, Italsofa brand and Softaly products decreased 9.1% to €243.9 million, as compared to €268.4 million in 2010, with the number seats sold decreasing by 9.5%.

In 2011, total seats sold decreased 8.5% to 1,787,820 from 1,954,593 sold in 2010. Negative performance was recorded in the Europe region (down 7.9% to 780,791 seats) and in the Americas region (down 12.4% to 776,171 seats), whereas the Group had positive results in the Rest of the World (up 4.6% to 230,858 seats).

The following provides a more detailed country -by -country examination of the changes in volumes in our principal markets, according to the Group’s two main sales categories:

• Natuzzi Brand. In terms of seats sold under the Natuzzi brand, the Group recorded negative results in Australia (-23.8%), Chile (-42.0%), Spain (-18.8%), France (-13.2%), United Kingdom (-10.5%), Italy (-12.3%), the Netherlands (-4.1%), Switzerland (-8.6%), Ireland (-29.3%), Portugal (-32.6%), Denmark (-27.8%) and Belgium (-26.7%). Positive results were reported in the United States (+8.11%), Canada (4.5%), Korea (+7.5%), Germany (+2.9%), China (+39.0%), Mexico (+59.1%), Taiwan (+7.8%) and UAE (+3.1%).

• Natuzzi Editions/Leather Editions, Italsofa brand and Softaly products. The Group recorded a decrease in terms of seats sold in many countries, among which were Saudi Arabia (-20.7%), United States (-21.2%), Canada (-12.2), Israel (-15.0%), Spain (-21.8%), Belgium (-20.2%), France (-17.6%), United Kingdom (-14.6%), Holland (-12.3%), Portugal (-58.1%) and Sweden (-9.6%). Positive results were reported in Germany (+30.0%), Korea (+20.2%), Japan (+6.6%), India (+44.0%) and China (+11.1%).

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

General and Administrative Expenses. In 2011, the Group’s general and administrative expenses decreased by 0.02% to € 43.3 million, from € 42.5 million in 2010, and, as a percentage of net sales, increased from 8.2% in 2010 to 8.9% in 2011. The percentage increase is linked to the net sales decrease.

Operating Income (Loss). Reflecting the above factors, the Group had an operating loss of €27.3 million for 2011, as compared to operating income of €0.4 million in 2010.

Other Income (expenses), net. The Group registered other income, net, of €17.3 million in 2011 as compared to other expenses, net of €4.4 million in 2010.

Under the line “other income/(expense) net” of the consolidated statement of operations for the year ended December 31, 2011 the Chinese relocation effects was recorded as compensation amount of €46.7 million (equal to RMB 420 million) and write-off of €18.4 million (equivalent to RMB 165 million) of all fixed assets owned by Italsofa Shanghai that were not transferred in the new industrial site (the industrial building and some machines and equipment). In addition the Chinese subsidiary recorded other extraordinary expenses for employee compensation and fees of €3.2 million (equivalent to RMB 28 million).

The Company has also recorded an impairment loss of €1.0 million under the line other income (expense) on the plant located in Brazil in Pojuca- State of Bahia and based on the annual impairment analysis with a third-party independent appraisal.

The Company, at December 2011, increased the One-time termination benefits reserve with an accrual of €5.5 million (for the 1,060 employees to be dismissed) recorded as a non-operating expense, under the line “other income/(expense) net” of the consolidated statement, based on the new restructuring program signed with the Trade Unions, in order to support the reorganization process of the Company, that assumes a surplus of 1,060 employees at the end of the lay-off period (October 15, 2013).

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

• a net unrealized gain of € 0.4 million in 2011 (compared to an unrealized loss of € 1.8 million in 2010) on accounts receivable and payable; and

• a net unrealized loss of € 0.6 million in 2011 (compared to an unrealized loss of € 0.9 million in 2010), from the mark-to-market of domestic currency swaps.

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

For the Group’s Italian companies the effective tax rate (i.e., the obligation to accrue taxes despite reporting a loss before taxes) was, in part, due to the regional tax known as “Irap” (see Note 16 to the Consolidated Financial Statements included in Item 18 of this Annual Report). In 2011, most Italian companies within the Group reported losses but had to pay “Irap.”

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

Liquidity and Capital Resources

In the ordinary course of business, our principal uses of funds are for the payment of operating expenses, working capital requirements, capital expenditures and restructuring of operations. The Group’s principal source of liquidity has historically been its existing cash and cash equivalents and cash flow from operations, supplemented to the extent needed to meet the Group’s short term cash requirements by accessing the Group’s existing lines of credit. Management believes that the Group has sufficient sources of liquidity to fund working capital expenditures and other contractual obligations for the next 12 months.

In light of the downturn of the global economy and the continuing uncertainty about these conditions in the foreseeable future, we are focused on effective cash management, controlling costs, and preserving cash in order to continue to make necessary capital expenditures and acquisition of stores. For example, we reviewed all capital projects for 2013 and are committed to execute only those projects that are necessary for business operations.

As of December 31, 2012, the Group had cash and cash equivalents on hand of €77.7 million, and unsecured lines of credit for cash disbursements totaling €48.3 million. The Group uses these lines of credit to manage its short-term liquidity needs. The unused portions of these lines of credit amounted to approximately €1 million (see Note 13 to the Consolidated Financial Statements included in Item 18 of this Annual Report) as of December 31, 2012. At December 31, 2012, we had €26.9 million in bank overdrafts outstanding. Amounts borrowed by the Group under these credit facilities are not subject to any restrictions on their use, but are repayable either on demand (for bank overdrafts) or on a short-term basis (for other bank borrowings under existing credit lines). Given their nature, these lines of credit may be terminated by the banks at any time. If these lines of credit are terminated on short notice, we would need to find alternative sources of liquidity or refinance these amounts on short notice, which could be difficult to do on favorable terms. See “Item 3 – Key Information – Risk Factors.” The Group’s borrowing needs generally are not subject to significant seasonal fluctuations.

Although we had €77.7 million in cash and cash equivalents on hand at December 31, 2012, a substantial portion of this amount consists of the unused portion of the relocation compensation payment received in connection with our Chinese plant in 2011. To the extent management intends to move the cash from China by a dividend distribution, a withholding tax of 10% and the income taxes in Italy (equal to 27.5% of 5% of the dividends distributed) would have to be paid. Tax liabilities that would result from repatriation of cash from China have been recorded in the financial statements.

Cash Flows — The Group’s cash and cash equivalents were € 77.7 million as of December 31, 2012, as compared to € 94.0 million as of December 31, 2011. The most significant changes in the Group’s cash flows between 2011 and 2012 are described below.

Cash flow used by operating activities was € -8.2 million in 2012, as compared to cash flow used in operations of € -19.9 million in 2011.

As at December 31, 2012, we had a general decrease in inventory level of € 11.3 million in comparison with December 31, 2011, due mostly to more efficient warehouse management.

Net cash used in investment activities in 2012 was € -6.5 million compared to a net cash of € 28.1 million generated in 2011. The decrease in cash in was primarily due to the receipt in 2011 of €46.7 million in a relocation compensation payment from the local Chinese authority, partially offset by lower capital expenditures.

In 2012, the main investments carried out by the Group were related primarily to adapting the structure of the Group’s existing facilities and in particular in Italy (Santeramo in Colle, Pozzuolo del Friuli and Qualiano), in Romania and in China and to further develop the SAP system.

Cash used by financing activities in 2012 totaled € -0.9 million, as compared to € 23.2 million of cash generated by financing activities in 2011; this change is mainly due to a decrease in short term borrowings. In fact in 2011 the increase in short term borrowing were € 24.1 million as compared to an increase of € 2.8 million reported in 2012.

Management believes that the Group has sufficient sources of liquidity to fund working capital expenditures and other contractual obligations for the next 12 months. The Group’s principal source of liquidity is its existing cash and cash equivalents, supplemented to the extent needed to meet the Group’s short term cash requirements by accessing the Group’s existing lines of credit. Moreover, management highlights that the Group’s cash liquidity is sufficient for its normal course of business, even if most of the cash is mainly in China and, in that management decides to move this cash from China by means of a dividend distribution, a withholding tax of 10% has to be paid, according to the Chinese law currently in force, in addition to income taxes in Italy (equal to 27.5% of 5% of the distributed dividends). Tax liabilities that would result from repatriation of cash from China have been recorded in the financial statements.

As of December 31, 2012, the Group’s long-term contractual cash obligations amounted to € 104.9 million of which € 17.9 million comes due in 2013 (€ 17.9 million in 2012). See “Item 5. Operating and Financial Review and Prospects — Contractual Obligations and Commitments.” The Group’s long-term debt represented less than 5.0% of shareholders’ equity as of December 31, 2012 and 2011 (see Note 18 to the Consolidated Financial Statements included in Item 18 of this Annual Report). As of December 31, 2012 and 2011 there were no covenants on the above long-term debt. The Group’s principal uses of funds are expected to be the payment of operating expenses, working capital requirements, capital expenditures and restructuring of operations. See “Item 4. Products” for further description of our research and development activities. See “Item 4. Incentive Programs and Tax Benefits” for further description of certain government programs and policies related to our operations. See “Item 4. Capital expenditure” for further description of our capital expenditures.

Contractual Obligations and Commitments

The Group’s current policy is to fund its cash needs, accessing its cash on hand and existing lines of credit, consisting of short-term credit facilities and bank overdrafts, to cover any short-term shortfall. The Group’s policy is to procure financing and access credit at the Company level, with the liquidity of Group companies managed through a cash-pooling zero-balancing arrangement with a centralized bank account at the Company level and sub-accounts for each subsidiary. Under this arrangement, cash is transferred to subsidiaries as needed on a daily basis to cover the subsidiaries’ cash requirements, but any positive cash balance at subsidiaries must be transferred back to the top account at the end of each day, thus centralizing coordination of the Group’s overall liquidity and optimizing the interest earned on cash held by the Group.

As of December 31, 2012, the Group’s long-term debt consisted of € 10.8 million (including the current portion of such debt) outstanding under subsidized loans granted by the Italian government (see “Item 4. Incentive Programs and Tax Benefits”) and its short-term debt consisted of € 26.9 million outstanding under its existing lines of credit, comprised entirely of bank overdrafts. This compares to € 24.2 million of short-term debt as of December 31, 2011.

As of December 31, 2012, all of the Group’s long-term debt and short-term debt were denominated in euro. For the maturity profile of the Group’s long-term debt, please consult the table labeled “Contractual Obligations” below. Short-term overdrafts are payable on demand. Other bank borrowings under existing lines of credit have other short-term maturities. The bulk of the group’s long-term debt bears interest at a 3-month Euribor (360) plus a 1.0% spread per annum, with 24.4% of its long-term debt bearing interest at 0.74% per annum. The Group’s short-term debt bears interest at floating rates, with a weighted average interest rate per annum of 2.16% on the Group’s overdraft borrowing as of December 31, 2012, compared to 1.91% as of December 31, 2011. The Group does not have outstanding any other debt instruments, except that it has entered derivative instruments to reduce its exposure to the risk of short-term declines in the value of its foreign currency denominated revenues and not for speculative or trading purposes. For additional information on these derivative instruments, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Exchange Rate Risks.”

The Group maintains cash and cash equivalents in the currencies in which it conducts its operations, principally Chinese Yuan, U.S. dollars, euro, New Romanian Leu, British pounds and Canadian dollars.

The following table sets forth the material contractual obligations and commercial commitments of the Group (of the type required to be disclosed pursuant to Item 5F of Form 20-F) as of December 31, 2012:

	Payments Due by Period (thousands of euro)
Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	After 5 years
Long-term debt	10,788	3,503	5,956	882	447
Bank overdrafts	26,948	26,948	—	—	—
Total Debt(1)	37,736	30,451	5,956	882	447
Interest due on Total Debt (2)	1,105	758	320	18	9
Operating Leases (3)	104,860	17,912	36,300	38,153	12,495
Total Contractual Cash Obligations	143,701	49,121	42,576	39,053	12,951

(1)

Please see Note 18 to the Consolidated Financial Statements included in Item 18 of this Annual Report for more information on the Group’s long-term debt. See Notes 13 and 18 of the Consolidated Financial Statements included in Item 18 of this Annual Report on Form 20-F.

(2)	Interest due on Total debt has been calculated using rates contractually agreed with lenders.
(3)	The leases relate to the leasing of manufacturing facilities and stores by several of the Group’s companies.

Under Italian law, the Company and its Italian subsidiaries are required to pay a termination indemnity to their employees when these cease their employment with the Company or the relevant subsidiary. Likewise, the Company and its Italian subsidiaries are required to pay an indemnity to their sales agents upon termination of the sales agent’s agreement. As of December 31, 2012, the Group had accrued an aggregate employee termination indemnity of € 25.7 million. In addition, as of December 31, 2012, the Company had accrued a sales agent termination indemnity of € 1.3 million and a one-time termination indemnity benefit of € 6.1 million. The one-time termination benefit includes the amount to be paid on the separation date to certain workers to be terminated on an involuntary basis. See Notes 3(o) and 19 of the Consolidated Financial Statements included in Item 18 of this Annual Report. These amounts are not reflected in the table above. It is not possible to determine when the amounts that have been accrued will become payable.

On September, 2011 the Company and the Trade Unions submitted a request to the Italian Ministry of Labor to access for 24 months (starting from October 16, 2011) the unemployment benefits (Italian law July, 23 1991 n. 223 e D.M. August 20, 2002 n. 31444) granted by a special Social Security procedure called “CIGS—Cassa Integrazione Guadagni Straordinaria”. Under this program, government funds cover a part of the salaries of workers who are laid off or whose hours are reduced. The average number of positions involved in the CIGS program within the Group’s Italian facilities for the 2011-2013 period is 1,273 and these employees are currently employed in the Italian headquarters and production sites. In October 2011, the Italian Ministry of Labor accepted the Company’s request to participate in the program, and admitted the Company to a 24-month layoff period in order to support the reorganization process of the Company that assumes a surplus of 1,060 employees at the end of the lay-off period (October 15, 2013). Under the program, during the 24-month layoff period the Company is subject to a formal commitment to make investments (e.g., equipment related to the production activities; marketing, sales and distribution network development; research and development; patents; trademarks; training requalification) for a total amount of €50.0 million. These amounts are not reflected in the table above because it is not possible to determine when this investment will be carried out.

The Group is also involved in a number of claims (including tax claims) and legal actions arising in the ordinary course of business. As of December 31, 2012, the Group had accrued provisions relating to these contingent liabilities in the amount of € 9.4 million. See “Item 8. Financial Information—Legal and Governmental Proceedings” and Notes 19 and 26 to the Consolidated Financial Statements included in Item 18 of this Annual Report.

Trend information

Despite the still modest, heterogeneous and fragile character of the current global economic recovery, continued improvements in survey indicators suggest that the world economy is gradually gaining some traction, although the recovery is likely to remain slow and different across regions.

In most major non-Euro zone advanced economies, there have been tentative signs of improvement, but a number of factors, such as fiscal imbalances, elevated household debt levels, temporary fiscal stimulus packages, high levels of unemployment and a general weakness in some local economies, will continue to weigh on medium-term growth prospects. In emerging economies, growth is rebounding following a slight reduction in the pace of activity that occurred in 2012. Accordingly, these economies are expected to provide a significant contribution to global growth going forward.

In the Euro-zone, available data continue to signal that economic weakness has extended into the beginning of 2013, with signs of stabilization that have only recently commenced to appear, even if at low levels. At the same time, necessary balance sheet adjustments in the public and private sectors will continue to weigh on economic activity for the rest of 2013. Later in the year, economic activity should gradually recover, supported by a strengthening of global demand, especially coming from the emerging countries, and a more accommodating monetary policy. Ongoing fiscal consolidation of imbalances is likely to weigh on the pace of recovery, if any.

In light of this uncertain situation, the Company plans to continue to improve its efficiency by controlling costs, to fight counterfeiting and unfair competition, to encourage innovation, to improve quality and, above all, to strive to regain its competitiveness and profitability.

Off-Balance Sheet Arrangements

As of December 31, 2012, neither Natuzzi S.p.A. nor any of its subsidiaries was a party to any off-balance sheet arrangements.

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

U.S. GAAP — Recently issued but not yet adopted U.S. accounting pronouncements relevant for the Company are outlined below:

“Presentation of Comprehensive Income (Topic 220)”, which revises the manner in which entities present comprehensive income in their financial statements. The new guidance removes the presentation options in ASC 220, “Comprehensive income”, and requires entities to report components of comprehensive income in either (i) a continuous statement of comprehensive income or (ii) two separate but consecutive statements. Under the two-statement approach, an entity is required to present components of net income and total net income in the statement of net income. The statement of other comprehensive income should immediately follow the statement of net income and include the components of other comprehensive income and a total for other comprehensive income, along with a total for comprehensive income. The amendments in this ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The amendments in this ASU should be applied retrospectively and they are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The provisions of ASU 2011-05 did not have a material impact on the Company’s consolidated financial statements.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The board of directors of Natuzzi S.p.A. currently consists of eight members, whose term will expire on the date in which the shareholders’ meeting will approve the financial statements for fiscal year 2013. The directors and senior executive officers of the Company as of February 28, 2013, were as follows:

Name	Age	Position with the Company
Pasquale Natuzzi *	72	Chairman of the Board of Directors, Chief Executive Officer & ad interim Chief Human Resources Officer
Antonia Isabella Perrone *	43	Director
Annamaria Natuzzi *	47	Director
Giuseppe Antonio D’Angelo *	47	Outside Director
Maurizia Iachino Leto di Priolo *	62	Outside Director
Giuseppe Desantis*	50	Outside Director
Giuseppe Marino*	47	Outside Director
Andrea Martinelli*	65	Outside Director
Vittorio Notarpietro	50	Chief Financial Officer
Antonio Cavallera	34	Chief Strategic Planning, Organization & Corporate Comm. Officer
Giuseppe Cacciapaglia	45	Chief Internal Control Systems Officer
Giambattista Massaro	51	Chief Operating Officer
Colacicco Angelo	44	Chief Information Technology
Pasquale De Ruvo	38	Chief Legal & Security Officer
Nabila Metwally	54	Chief Commercial Officer EMEA
Fernando Di Gaetano	51	Chief Commercial Officer Americas
Giuseppe Vito Stano	53	Chief Worldwide Softaly Division
Giuseppe Pellegrino	50	Chief Commercial Officer Brazil
Simon Hughes	53	Chief Commercial Officer Asia Pacific

*	The above mentioned members of the board of directors were elected at the Company’s annual general shareholders’ meeting held on April 28, 2011.

Pasquale Natuzzi, currently Chairman of the Board of Directors, Chief Executive Officer and ad interim Chief Human Resources Officer, founded the Company in 1959. Mr. Natuzzi held the title of sole director of the Company from its incorporation in 1972 until 1991, when he became the Chairman of the Board of Directors. Mr. Natuzzi has creative skills and is directly involved with brand development and product styling. He takes care of strategic partnerships with existing and new accounts.

Antonia Isabella Perrone is a Director and is involved in the main areas of Natuzzi Group management, from the definition of strategies to retail distribution, marketing and brand development, and foreign transactions. In 1998, she was appointed sole director of a company in the agricultural-food sector, wholly owned by the Natuzzi Family (as defined above). She became part of the Natuzzi Group in 1994, dealing with marketing and communication for the Italian market under the scope of retail development management until 1997. She has been married to Pasquale Natuzzi since 1997.

Annamaria Natuzzi is a Director of the Company and holds 2.6% of the Company’s outstanding share capital. She is currently involved in defining the Group’s strategy. She entered the Group in 1980, first working in Production Management (until 1985) and then with Sales Management (until 1995), mainly dealing with the Italian and European markets. She gained significant experience in Research and Development Management, where she remained until 2004. She is the daughter of Pasquale Natuzzi.

Giuseppe Antonio D’Angelo is an Outside Director of the Company and is currently Executive Vice President of Anglo-America regions with Ferrero International SA. Before joining Ferrero in 2009, he acquired significant international experience in general management of multinational companies such as General Mills (from 1997 to 2009), S.C. Johnson & Son (from 1991 to 1997) and Procter & Gamble (from 1989 to 1991). Mr. D’Angelo earned his Bachelor of Arts degree in Economics from LUISS University of Rome in 1988. He received certification from Harvard Business School in the Advanced Management Program in 2004.

Maurizia Iachino Leto di Priolo is an Outside Director of the Company. She has gained expertise in the executive search field as a partner at Spencer Stuart Italy, an executive search consulting firm. Since 2001, she has been advising quoted and private companies on corporate governance. Since 2007, she has been leading the governance practice at Key2people. She is member of “Consiglio di Reggenza della Banca d’Italia” , independent member in the committee for 4th Generation in DeAgostini Group, board member of Fondazione Franco Parenti, and currently Chairman of OXFAM Italy. Ms. Iachino was President of Save the Children Italy from 2001 to 2007, she has been member of the scientific committee of NED Community, the Italian Community of Non-Executive Directors, and member of the board of directors of Fondazione AEM/A2A.

Giuseppe Desantis is an Outside Director of the Company and is currently General Manager for G.T.S – General Transport Service S.p.A, European leader in intermodal transports. From 1984 to 2008, he had covered roles of increasing responsibility within the Natuzzi Group, last but not least, the role of the Company’s Vice President. From 1994 to 1997 he has been Vice President of “Confindustria—Bari”. From 2001 to 2011 he has been President of “Sezione Legno Arredo – Confindustria Basilicata”. From 2001 to 2005 Mr. Desantis has been member of “Direttivo del Comitato del Distretto del Mobile imbottito – Matera” and from 2008 to early 2011 he has been member of “Direttivo del Comitato del Distretto del legno e Arredo—Puglia”. Since 2002, he has been an Outside Director of Banca d’Italia – Bari.

Giuseppe Marino is an Outside Director of the Company and currently is an associate professor of tax law at the University of Milan. Mr. Marino is admitted to the Milan Bar and to the Italian Supreme Court, he is a chartered accountant and an official auditor and coordinator of the Master in Tax Law program at Bocconi University of Milan. He is a member of important tax law associations, within the role of member of the Academic Committee of the European Association of Tax Law Professors (EATLP), member of the Committee Rules of Behavior in Tax Law in the Chartered Accountant Association in Milan, and a member of various Editorial Boards of tax law reviews. He is also a member of the board of directors of Alcofinance SA and Alcogroup SA (Belgium), a member of the board of statutory auditors of SOL S.p.A. (listed on the Milan Stock Exchange) as well as of two other non-listed financial companies.

Andrea Martinelli is an Outside Director of the Company and currently he is Chairman of the Andrea Martinelli Sarl, Strategic Consultant Company. From 2008 to 2012 he was Chief Operating Officer West Europe/MENA for MCCI and Executive Board Director of METRO Cash & Carry International. From 2004 to 2008, he was a Regional Operation Officer Russia – Ukraine – Kazakhstan and a member of the management board for MCCI. From 1999 to 2003, he also served as the Managing Director for MCCI Italy. From 1995 to 1998, Mr. Martinelli served as the CEO Personnel Care – Division International for FMCG Group Italy, Greece and France, and from 1986 to 1995, he was the Managing Director of Generale Supermercati Italia and a board member of Holding SME.

Vittorio Notarpietro is the Chief Financial Officer of the Company. He rejoined the Group in September 2009. From 1991 to 1998, he was the Finance Director and Investor Relation Manager in the Group. From 1999 to 2006, he was IT Holding Group Finance Vice President. From 2006 to 2009, he was the CEO of Malo S.p.A., a leading Italian company in the luxury sector.

Antonio Cavallera is the Chief Strategic Planning, Organization & Corporate Comm. Officer of the Company. He joined the Company in December 2005 and covered roles of increasing responsibility in the HR & Organization Department. From November 2010 to August 2011 he was Corporate & Commercial HR Manager and from June 2009 to November 2010 as Commercial HR Manager. He has also served as Training & Change Management Manager from July 2008 to June 2009 and HR Retail Specialist from September 2006 to June 2009.

Giuseppe Cacciapaglia is the Chief Internal Control Systems Officer and he joined the Company in July 1996, primarily focusing on carrying out financial audit activities of the Group. Previously Mr.Cacciapaglia worked with Reconta Ernst & Young within the financial audit services. From 2006 to 2009, he was also member of the Statutory Audit Committee of “Santeramo in Colle” Municipality.

Giambattista Massaro is the Chief Operating Officer. He was from January 2010 to January 2012 Chief Procurement Officer. He returned to the Company in January 2010 after his service as CEO of Ixina Italy S.r.l.—Snaidero Group from 2007 to 2009. From 1993 to 2007, he was General Manager of Purchasing, Logistics and Overseas Operation and a member of the board of directors of the Natuzzi Group. From 1992 to 1993, he was Executive Assistant to Mr. Natuzzi, and from 1990 to 1992, he was Pricing and Costs Manager. He joined the Company in 1987 as a buyer. He also previously served as Chairman of Natco S.p.A., Natuzzi Trade Service S.r.l. and Lagene as well as Director of Italsofa Bahia Ltda., Italsofa Romania S.r.l. and Natuzzi Asia Ltd.

Pasquale De Ruvo is the Chief Legal and Security Officer. He joined the Company in April 2003 as Security Manager. He covered this role until May 2012 when he has taken in charge his actual position. Previous his experience in Natuzzi Group Mr Pasquale De Ruvo has developed his professional career in the Department of Defence – “186° RGT Paracadutisti Folgore”.

Angelo Colacicco is the Chief Information Officer of the Company, a position he has served in since October 2007. He joined the Company in its HR & Organization department in 1994. In 1996, he served as a software specialist in the IT department and from 2000 to 2007, he was the IT manager for all Sales and distribution processes.

Simon Hughes is the Chief Commercial Officer Asia Pacific. He joined the Company in September 2010 as Chief of Natuzzi and Italsofa Division. Mr. Hughes has developed strong experience in Retail Development in the Asia Pacific region and has assumed an increasing role of responsibility in Levi’s as Product Manager—New Zealand from 1987 to 1992, Merchandising/Marketing Manager in Korea from 1992 to 1995 and Pan Asia Merchandising Manager from 1995 to 1997. He was Chief Operating Officer at CK Jeans – Asia from 1997 to 2006, Managing Director at Warnaco from 2006 to 2008 and CEO at Bendon from 2008 to 2010, which has its main distribution in Australia and New Zealand.

Nabila Metwally is the Chief Commercial Officer EMEA. She joined the Company in 1992 as Sales Manager for Germany, Austria and Switzerland for Spagnesi S.p.a (a Natuzzi Group company). From 1997 to 1998 she was Sales Manager Europe for the Brand Spagnesi International. From 1998 to 1999 she was the International Sales Manager for wood trim furnishings. From 1999 to 2002 she was the Regional Sales & Marketing Manager for Germany, Austria and Switzerland. After an experience in Ceccotti HD as Export Sales & Marketing Manager from 2002 to 2004, she returned to the Natuzzi Group as Italsofa Sales & Development Manager EMEA. In September 2012, she was also appointed as Global Key Account Manager in charge of Softaly, after previously serving in that position on an interim basis.

Fernando Di Gaetano is the Chief Commercial Officer Americas. He joined the Company in July 2012. He joined Natuzzi after spending more than 20 years in the fields of general management, marketing and finance, where he gained international experience in North America, Europe, Middle East and Africa, as manager for De Cecco, Ermenegildo Zegna, Parmalat and IBM.

Giuseppe Vito Stano is the Chief Worldwide Softaly Division Officer and Sole Director of Natuzzi Americas. From May 2011 to December 2012, he was regional manager of Natuzzi and Italsofa EMEA and India, and from April 2010 to May 2011 he was regional manager for Western and Southern Europe and the Middle East. Prior thereto, he was the Italsofa brand Manager of the Group from November 2008 to December 2009. He developed his professional career as the Key Global Account Management Vice President after being Sales Administration Director of the Company since 1991. He was also a Director of Natuzzi Americas, Inc. From 1986 to 1991, he was Executive Vice President of Natuzzi Upholstery Inc. (currently Natuzzi Americas, Inc.) in the United States. Prior to that, he was Assistant Vice President of Natuzzi Upholstery Inc. He joined the Group in 1980, as a staff member of the Company’s Export Department.

Giuseppe Pellegrino is the Chief Commercial Officer Brazil. He rejoined the Company in March 2011. From January 1987 to January 2000 he covered roles of increasing responsibility in the sales area as Area Manager Europe and Regional Manager Europe in the Group. From April to November 2000 he was worldwide commercial director in Incanto Divani S.p.A.. From 2000 through 2011 he also worked in many upholstery companies as commercial director, including Biflex S.p.A., Max Divani S.p.A, Contempo S.p.A., and News S.r.l, as well as sales representative for Decoro and Calia.

Compensation of Directors and Officers

As a matter of Italian law, the compensation of executive directors is determined by the board of directors, while the Company’s shareholders generally determine the base compensation for all board members, including non-executive directors. Compensation of the Company’s executive officers is determined by the Chief Executive Officer. A list of significant differences between the Group’s corporate governance practices and those followed by U.S. companies listed on the New York Stock Exchange (“NYSE”) may be found at www.natuzzi.com. See “Item 16G. Corporate Governance on the Company—Strategy” for a description of these significant differences. None of our directors or senior executive officers is party to a contract with the Company that would entitle such persons to benefits upon the termination of service as a director or employment, as the case may be.

Aggregate compensation paid by the Group to the directors and officers was approximately € 2.5 million in 2012. The compensation paid in 2012 to the members of the Board of Directors is set forth below individually:

Name	Base Compensation
Pasquale Natuzzi*	€0
Antonia Isabella Perrone	€35,544
Annamaria Natuzzi*	€0
Giuseppe Antonio D’Angelo	€35,544
Maurizia Iachino Leto di Priolo	€35,544
Giuseppe De Santis*	€0
Giuseppe Marino	€35,544
Andrea Martinelli	€35,544

*	For 2012, these directors renounced their compensation.

In 2012 due to persisting negative performance of the Group, the Company decided to suspend any incentive plans for top and middle management. Incentive plans for other workers and the sales force have not changed, although these incentive systems are under review.

In 2013 the incentive systems will be reviewed in order to be compliant with 2013 budget targets. The compensation policy, which considers organizational impacts and cost control measures, continues to be driven by values such as motivation, meritocracy and selectivity. The compensation policy is compliant with labor market standards, and reflects the relevant skills, responsibilities and position of each employee within the organization, as well as market rates for such employees, while also aiming to preserve the Group’s human capital.

Statutory Auditors

The following table sets forth the names of the three members of the board of statutory auditors of the Company and the two alternate statutory auditors and their respective positions for the periods covered by this Annual Report. The current board of statutory auditors was elected for a three-year term on April 30, 2010.

Name	Position
Carlo Gatto	Chairman
Gianvito Giannelli	Member
Cataldo Sferra	Member
Costante Leone	Alternate
Giuseppe Pio Macario	Alternate

On April 29, 2013, at the annual general shareholders’ meeting, Mr. Gatto and Mr. Sferra were re-appointed as Chairman and Member, respectively, of the board of statutory auditors of the Company for another three-year term, and Mr. Leone was re-appointed as an Alternate Member for the same period. In addition, at the same meeting, Mr. Giuseppe Macario was appointed as a Member and Mr. Francesco Venturelli was appointed as an Alternate Member of the board of statutory auditors, each for a three-year term.

During 2012, the statutory auditors of the Group received approximately €0.9 million in compensation in the aggregate for their services to the Company and its Italian subsidiaries.

According to Rule 10A-3 of the Securities Exchange Act of 1934, unless an exemption applies, companies whose securities are listed on U.S. national securities exchanges must establish an audit committee meeting specific requirements. In particular, all members of this committee must be independent and the committee must adopt a written charter. The committee’s prescribed responsibilities include (i) the appointment, compensation, retention and oversight of the external auditors; (ii) establishing procedures for the handling of “whistle blower” complaints; (iii) discussion of financial reporting and internal control issues and critical accounting policies (including through executive sessions with the external auditors); (iv) the approval of audit and non-audit services performed by the external auditors; and (v) the adoption of an annual performance evaluation. A company must also have an internal audit function, which may be out-sourced, as long as it is not out-sourced to the external auditor.

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

External Auditors

On April 30, 2010, at the annual general shareholders’ meeting, Reconta Ernst & Young S.p.A., with offices in Bari, Italy, was appointed as the Company’s external auditor for the three-year period ending with the approval of 2012 financial statements. On April 29, 2013, at the annual general shareholders’ meeting, Reconta Ernst & Young S.p.A., was re-appointed as the Company’s external auditor for an additional three-year period ending with the approval of the 2015 financial statements.

Employees

As of December 31, 2012, the Group had 6,742 employees (of which 3,177 were located in Italy and 3,565 were located abroad), as compared to 6,665 on December 31, 2011. The following is a breakdown of the Group’s employees by qualification for the periods indicated:

Qualification	2012	2011	Change between 2011 and 2012
Top managers	66	62	4
Middle managers	170	127	43
Clerks	1,211	1,206	5
Laborers	5,295	5,270	25

Total	6,742	6,665	77

We believe in the importance of Corporate Social Responsibility and have enjoyed generally good relations with our employees.

Italian law provides that, upon termination of employment for whatever reason, employees located in Italy are entitled to receive certain severance payments based on the length of employment. As of December 31, 2012, the Company had €25.7 million reserved for such termination indemnities, with such reserves being equal to the amounts, calculated on a percentage basis, required by Italian law.

As a result of the economic crisis and due to persistently difficult business conditions that continued to negatively affect the Group, the Company entered into an important agreement with the Italian trade unions and the Ministry of Labor on September 22, 2011, to improve production efficiency by rationalizing the Group’s production and services organizations in Italy. This restructuring program, based on the “Cassa Integrazione Guadagni Straordinaria per riorganizzazione” (or CIGS in connection with restructuring), is a temporary lay-off program pursuant to which government funds partially cover the cost of salaries of workers who are laid off or whose hours are reduced. The Company’s participation in this program is set to expire on October 15, 2013.

According to the CIGS restructuring program, the Company expects a redundancy of approximately 1,273 workers at the end of the two-year plan. During 2012, the Company has responded to this anticipated redundancy with the following initiatives:

• Resignation incentives: in accordance with Italian law, on May 28, 2012, Natuzzi S.p.A. entered into an agreement with trade unions that would permit the resignation of a total of 118 workers from June 4, 2011 to September 30, 2012, on a voluntary basis, with an incentive payment of €13,000 for early adopters, or €11,000 for those resigning after July 1, 2011 and until September 30, 2012. A total of 27 workers resigned under this program.

• “Accordo di Programma”: on February 8, 2013, we entered into an agreement, or an “Accordo di Programma”, with the Italian Ministry of Economic Development, which is part of an initiative aimed at promoting the growth of the upholstered furniture industry within the Murgia area, which is located in the Puglia and Basilicata regions. By entering into the “Accordo di Programma”, the Company is eligible to receive a portion of € 101 million in proposed grants that would be made available by the Italian government and the Puglia and Basilicata regions to companies in the upholstered furniture sector that are located in those regions and that propose initiatives seeking to promote growth in the region, particularly where those initiatives have a positive social impact. As part of this program, Natuzzi has proposed two highly innovative and modern industrial projects that the Company hopes to have included in the “Accordo di Programma”. However, while the program’s requirements are quite broad, ultimate Italian government funding for this program, the approval of our proposals and the award of the grants are not guaranteed, and grant monies awarded, if any, are highly unlikely to be awarded in the short or medium term. In addition, there is no guarantee we will qualify for a significant amount of the grant monies awarded thereunder.

Based on the agreement signed in September 2011 with the trade unions and the Italian Ministry of Labor, the Company, as of December 31, 2011 increased its one-time termination benefits reserve with an accrual of € 5.4 million (for the 1,060 employees to be dismissed) recorded as a non-operating expense, under the line “other income/(expense) net” of the consolidated statement of operations for the year ended December 31, 2011.

As of the date of this Annual Report, the Company is currently engaged in negotiations with the relevant Italian government authorities on the potential extension of its participation in the CIGS program, but a final agreement has not been reached, and as such no change has been made in the Company’s one-time termination benefits reserve. The Company’s objective is to achieve greater flexibility in its cost structure, increase its competitiveness and hasten its return to profitability in response to the current business environment. The Company can provide no assurance as to the outcome of these negotiations. For further discussion, see Note 26 to the Consolidated Financial Statements included in Item 18 of this Annual Report.

In addition, the Company is continuing its investment plan as contemplated by the agreement with the Italian trade unions, and will during the 24-month layoff period, make the following investments for a total amount of €50 million:

•	equipment related to production activities (machinery, equipment and other production tools);

•	electronic equipment, computers and software;

•	marketing, sales and distribution network development;

•	research and development, patents and trademarks; and

•	training and requalification

The Company, even in a difficult financial situation and notwithstanding the global economic downturn, has decided to focus on the improvement of its human capital to increase productivity and competitiveness of its Italian production sites.

In light of this, several initiatives have been undertaken by the Human Resources and Organization department in order for the Group to recover its competitiveness, improve its customer service and enhance product quality. In particular, the Group’s human resources department has undertaken the following initiatives:

i) SAP Human Capital Management: We have implemented our first human resources management system, SAP Human Capital Management, which compiles all human capital information in a single worldwide database, across the Group’s organizations. We anticipate that this system will improve the efficiency and effectiveness of our human resources management, allowing for central management of the Group’s resources by allowing for the timely monitoring of performance and costs, improving the flow of communication and integrating the Group’s processes. Once fully implemented, this system will contain and track personnel data, training plans, career paths, fields of expertise currently required (and expected to be required in the future), hiring plans, and other useful information. This human resources management system also allows for tracking of organizational data, performance, travel, reporting and budgeting. Initial rollout of the SAP system began with training in January 2012, involving key human resources employees on a country-by-country basis, and initial implementation is expected to be completed by July 2013. In Italy, SAP went live in October 2012, beginning with the Organizational Management and Personal Administration modules, followed by training modules that were launched in January 2013. In 2014, we anticipate that additional SAP modules such as travel, performance, recruiting and planning will be implemented.

ii) Workforce Training and Qualification: We have continued to invest significantly in the development, updating and upgrading of initiatives aimed at re-training and re-qualifying certain members of the Group’s workforce (including those workers that are participating in the CIGS program). In particular, 112 training courses involving 1,288 employees, including laborers, employees, executives and directors, for a total of 30,360 hours of training, have been organized.

Set forth below are statistics on the training provided during 2012 as part of the aforementioned CIGS program, broken down by hours of training and number of attendees from each department within the Group:

ORGANIZATIONAL AREA	HOURS	%	ATTENDEES
Strategic Planning Org	651	2%	18
Brand Officer	2,667	9%	95
Finance Officer	2,101	7%	66
Human Resources	1,802	6%	79
Internal Control System	381	1%	9
Information Technology	1,440	5%	25
Legal Officer	398	1%	8
Retail	357	1%	7
Softaly	300	1%	8
EMEA	1,114	4%	42
Lagene	394	1%	34
Nacon	1,620	5%	146
Operations	11,293	37%	289
Plants	1,773	6%	76
Commercial	2,000	7%	150
Retraining of Laid-Off Workers	2,070	7%	236

Total	30,360	100%	1288

Based on the aforementioned CIGS restructuring program, during the 24-month temporary lay-off program, the Company will make an investment in training of €850,000 to support skills development and re-training of its employees. Such training was focused on managerial, linguistic and specialization activities. The type of training provided is set forth below:

TRAINING TYPE	%
Commercial	13%
Company Profile	1%
Information Technology	5%
Linguistic	20%
Managerial	37%
Corporate Regulations	4%
Job-specific activities	20%

TOTAL	100%

A considerable portion of the training budget was dedicated to the retraining of employees affected by the lay-off measures, as mandated by Italian laws on workforce reductions, and was undertaken by the Company pursuant to the CIGS agreement. In particular, 236 workers who were laid-off have been provided a total of 2,070 hours of training.

Moreover, in 2012, the Group developed the “Nat Change” project. This project provides for a complex and structured training contemplating up to 12,700 hours of training intended to support the Company and hundreds of its employees, middle and top management, in order for them to acquire modern management skills. 198 employees have been trained in different skills and areas such as English, “lean thinking” in the administration area, change management and project management.

The average satisfaction rating for all our training courses was about 82%, an increase of one percentage point compared to the average rating measured in 2011, with percentages ranging from 97% for courses on information technology to 64% for courses on corporate regulations.

In 2012 a total of €597,359 was invested, of which €519,882 (87%) was covered by sources of financing arising from inter-professional funds or made available by public institutions. Consistent with the actions already implemented in the course of 2012, during 2013 the Company will continue to invest in training activities intended to update, retrain and upgrade the skills of its human resources. The main areas of educational action for 2013 are: managerial skills, language skills, technical skills and regulatory obligations.

The Group also maintains a company intranet and, as a major employer in the Bari/Santeramo in Colle area, is an important participant in community life.

Share Ownership

Mr. Pasquale Natuzzi, who founded the Company and is currently its Chief Executive Officer and Chairman of the Board of Directors, as of April 19, 2013, beneficially owns 30,151,175 Ordinary Shares, representing 55.0% of the Ordinary Shares outstanding (60.1% of the Ordinary Shares outstanding if the 5.1% of the Ordinary Shares owned by members of Mr. Natuzzi’s immediate family (the “Natuzzi Family”) are aggregated).

As a result, Mr. Natuzzi controls Natuzzi S.p.A., including its management and the selection of the members of its board of director. Since December 16, 2003, Mr. Natuzzi has held his entire beneficial ownership of Natuzzi S.p.A. shares through INVEST 2003 S.r.l., an Italian holding company wholly-owned by Mr. Natuzzi and having its registered office at Via Gobetti 8, Taranto, Italy.

Starting on September 27, 2011 and through April 19, 2013, INVEST 2003 S.r.l. has purchased a total of 793,086 Natuzzi S.p.A. ADSs (representing approximately 1.4% of the Company’s total shares outstanding), at an average price of U.S.$ 2.40 per ADS. These purchases were made in accordance with a purchase plan undertaken pursuant to Rule 10b-18 (“Purchases of Certain Equity Securities by the Issuer and Others”) promulgated under the Securities Exchange Act of 1934 (the “Rule 10b-18 Plan”). On April 18, 2008, INVEST 2003 S.r.l. purchased 3,293,183 ADSs, each representing one Ordinary Share, at the price of U.S.$ 3.61 per ADS. For more information, refer to Schedule 13D, filed with the SEC on April 24, 2008, and related Amendment No. 1 to Schedule 13D, filed with the SEC on April 8, 2013. For further discussion, see Note 20 to the Consolidated Financial Statements included in Item 18 of this Annual Report.

In relation to the “Natuzzi Stock Incentive Plan 2004-2009” (see “Item 10. Additional Information—Authorization of Shares”), the total number of new Natuzzi Ordinary Shares that were assigned without consideration to the beneficiary employees in 2006, 2007 and 2008 represents 0.3% of the current outstanding shares.

Each of the Company’s other directors (with the exception of Mrs. Anna Maria Natuzzi) and officers owns less than 1% of the Company’s Ordinary Shares and ADSs. None of the Company’s directors or officers has stock options.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

Mr. Pasquale Natuzzi, who founded the Company and is currently its Chief Executive Officer and Chairman of the Board of Directors, as of April 19, 2013, beneficially owns 30,151,175 (including Ordinary Shares and ADSs), representing 55.0% of the Ordinary Shares outstanding (60.1% of the Ordinary Shares outstanding if the 5.1% of the Ordinary Shares owned by the Natuzzi Family are aggregated). Since December 16, 2003, Mr. Natuzzi has held his entire beneficial ownership of Natuzzi S.p.A. shares through INVEST 2003 S.r.l., an Italian holding company wholly-owned by Mr. Natuzzi and having its registered office at Via Gobetti 8, Taranto, Italy.

The following table sets forth information, as reflected in the records of the Company as of April 19, 2013, with respect to each person who owns 5% or more of the Company’s Ordinary Shares or ADSs:

	Number of Shares Owned	Percent Owned
Pasquale Natuzzi (1)	30,151,175	55.0%
Credit Suisse (2)	2,781,529	5.1%
Quaeroq CVBA (3)	2,760,400	5.0%

(1)

Includes ADSs purchased on April 18, 2008 and purchases made from September 27, 2011 through April 19, 2013 under the Rule 10b-18 Plan. If Mr. Natuzzi’s Ordinary Shares are aggregated with those held by members of the Natuzzi Family, the amount owned would be 32,951,177 and the percentage ownership of Ordinary Shares would be 60.1%.

(2)	According to the Schedule 13G filed with the SEC by Credit Suisse on February 14, 2013.
(3)	According to the Schedule 13G filed with the SEC by Quaeroq CVBA on November 18, 2008.

As indicated in Item 6. Share Ownership, Mr. Natuzzi controls Natuzzi S.p.A., including its management and the selection of the members of its board of director. Since December 16, 2003, Mr. Natuzzi has held his entire beneficial ownership of Natuzzi S.p.A. shares through INVEST 2003 S.r.l., an Italian holding company wholly-owned by Mr. Natuzzi and having its registered office at Via Gobetti 8, Taranto, Italy. Since September 27, 2011, INVEST 2003 S.r.l. has purchased an additional 1.4% of the Company’s Ordinary Shares in a series of open market transactions made pursuant to the Rule 10b-18 Plan.

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

As of April 19, 2013, 54,853,045 Ordinary Shares were outstanding. As of the same date, there were 22,663,325 ADSs (equivalent to 22,663,325 Ordinary Shares) outstanding. The ADSs represented 41.3% of the total number of Natuzzi Ordinary Shares issued and outstanding.

Since certain Ordinary Shares and ADSs are held by brokers or other nominees, the number of direct record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States or of where the direct beneficial owners of such shares are resident.

Related Party Transactions

Transactions with related parties amounted to € 4.7 million in 2012 sales and € 4.3 million as at December 31, 2012 in trade receivables and were conducted at arm’s length. Other than the foregoing transactions, neither the Company nor any of its subsidiaries was a party to a transaction with a related party that was material to the Company or the related party, or any transaction that was unusual in its nature or conditions, involving goods, services, or tangible or intangible assets, nor is any such transaction presently proposed. During the same period, neither the Company nor any of its subsidiaries made any loans to or for the benefit of any related party. For purposes of the foregoing, “related party” has the meaning ascribed to it in Item 7.B of Form 20-F.

ITEM 8. FINANCIAL INFORMATION

Consolidated Financial Statements

Please refer to “Item 18. Financial Statements” of this Annual Report.

Export Sales

Export sales from Italy totaled approximately € 108.7 million in 2012, down 23% from 2011. That figure represents 26.6% of the Group’s 2012 net leather and fabric-upholstered furniture sales.

Legal and Governmental Proceedings

The Group is involved in legal proceedings, including several minor claims and legal actions, arising in the ordinary course of business with suppliers and employees.

During 2010 the Group charged to other income (expense), net the amount of €1.0 million for the probable tax contingent liabilities related to income taxes and other taxes of some foreign subsidiaries. This amount represents the amount that is expected to be claimed back by the tax authorities in case of tax audit. Furthermore, in 2010, the Company established a provision of €2.8 million for contingent liabilities related to several minor claims and legal actions arising in the ordinary course of business. See Note 19 to the Consolidated Financial Statements included in Item 18 of this Annual Report.

During 2011, the Group also increased its provision to €1.4 million for the probable tax contingent liabilities related to income taxes of the Company and some foreign subsidiaries. Furthermore, in 2011, the Company set up a provision of €1.1 million for contingent liabilities related to several minor claims and legal actions arising in the ordinary course of business.

During 2012 the Group charged to other income (expense), net the amount of €0.1 million for the probable tax contingent liabilities related to income taxes and other taxes of the parent company and some foreign subsidiaries. In 2012 the remaining amount of €0.6 million of the provisions for contingent liabilities is related to several minor claims and legal actions arising in the ordinary course of business.

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

Dividends

Considering that the Group reported a negative net result in 2012 and the capital requirements necessary to implement the restructuring of the operations and its planned retail and marketing activities, the Group decided not to distribute dividends in respect of the year ended on December 31, 2012. The Group has also not paid dividends in any of the prior three fiscal years.

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

ITEM 9. THE OFFER AND LISTING

Trading Markets and Share Prices

Natuzzi’s Ordinary Shares are listed on the NYSE in the form of ADSs under the symbol “NTZ.” Neither the Company’s Ordinary Shares nor its ADSs are listed on a securities exchange outside the United States. The Bank of New York Mellon is the Company’s Depositary for purposes of issuing the American Depositary Receipts evidencing ADSs.

Trading in the ADSs on the NYSE commenced on May 15, 1993. The following table sets forth, for the periods indicated, the high and low closing prices per ADS as reported by the NYSE.

New York Stock Exchange

	Price per ADS (in US dollars)
	High	Low
2008	4.63	1.63
2009	3.51	1.00
2010	5.76	2.78
2011	4.75	2.10
2012	3.79	1.78

2011	High	Low
First quarter	4.72	3.12
Second quarter	4.75	3.42
Third quarter	3.57	2.58
Fourth quarter	3.13	2.10

2012	High	Low
First quarter	3.79	2.35
Second quarter	3.13	2.43
Third quarter	2.75	1.96
Fourth quarter	2.34	1.78

2013	High	Low
First quarter	2.34	1.87

Monthly data	High	Low
October 2012	2.34	1.97
November 2012	2.00	1.78
December 2012	2.00	1.81
January 2013	2.34	1.87
February 2013	2.32	2.19
March 2013	2.28	2.13
April 2013 (through April 19)	2.32	2.00

ITEM 10. ADDITIONAL INFORMATION

By-laws

The following is a summary of certain information concerning the Company’s shares and By-laws (statuto) and of Italian law applicable to Italian stock corporations whose shares are not listed on a regulated market in the European Union, as in effect at the date of this Annual Report. In particular, Italian issuers of shares that are not listed on a regulated market of the European Community are governed by the rules of the Italian civil code (the “Civil Code”). The summary contains all the information that the Company considers to be material regarding the shares, but does not purport to be complete and is qualified in its entirety by reference to the By-laws or Italian law, as the case may be.

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

Authorization of Shares — At the extraordinary meeting of the Company’s shareholders on July 23, 2004, shareholders authorized the Company’s board of directors to carry out a free capital increase of up to €500,000, and a capital increase against payment of up to €3.0 million to be issued, in connection with the grant of stock options to employees of the Company and of other Group companies. On January 24, 2006 the Company’s board of directors, in accordance with the Regulations of the “Natuzzi Stock Incentive Plan 2004-2009” (which was approved by the board of directors in a meeting held on July 23, 2004), decided to issue without consideration 56,910 new Ordinary Shares in favor of the beneficiary employees. Consequently, the number of Ordinary Shares increased on the same date from 54,681,628 to 54,738,538. On January 23, 2007, the Company’s board of directors, in accordance with the Regulations of the “Natuzzi Stock Incentive Plan 2004-2009,” decided to issue without consideration 85,689 new Ordinary Shares in favor of beneficiary employees. Consequently, the number of Ordinary Shares increased on the same date from 54,738,538 to 54,824,227. On January 24, 2008 the Company’s board of directors, in accordance with the Regulations of the “Natuzzi Stock Incentive Plan 2004-2009,” decided to issue without consideration 28,818 new Ordinary Shares in favor of the beneficiary employees. Consequently, the number of Ordinary Shares increased on the same date from 54,824,227 to 54,853,045, the current number.

Form and Transfer of Shares — The Company’s Ordinary Shares are in certificated form and are freely transferable by endorsement of the share certificate by or on behalf of the registered holder, with such endorsement either authenticated by a notary in Italy or elsewhere or by a broker-dealer or a bank in Italy. The transferee must request that the Company enter his name in the register of shareholders in order to exercise his rights as a shareholder of the Company.

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

Board of directors — Under Italian law and pursuant to the Company’s By-laws, the Company may be run by a sole director or by a board of directors, consisting of seven to eleven individuals. The Company is currently run by a board of directors composed of eight individuals (see “Item 6. Directors, Senior Management and Employees”). The board of directors is elected by the Assembly of Shareholders at a shareholders’ meeting, for the period established at the time of election but in no case for longer than three fiscal years. A director, who may, but is not required to be a shareholder of the Company, may be reappointed for successive terms. The board of directors has the full power of ordinary and extraordinary management of the Company and in particular may perform all acts it deems advisable for the achievement of the Company’s corporate purposes, except for the actions reserved by applicable law or the By-laws to a vote of the shareholders at an ordinary or extraordinary shareholders’ meeting. See also “Item 10. Additional Information—Meetings of Shareholders.”

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

Meetings of the board of directors are called no less than five days in advance by registered letter, fax, telegram or e-mail by the chairman on his own initiative and must be called upon the request of any director. Meetings may be held in person, or by video-conference or tele-conference, in the location indicated in the notice convening the meeting, or in any other destination, each time that the chairman may consider necessary. The quorum for meetings of the board of directors is a majority of the directors in office. Resolutions are adopted by the vote of a majority of the directors present at the meeting. In case of a tie, the chairman has the deciding vote.

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

The board of directors may transfer the Company’s registered office within Italy, set up and eliminate secondary offices and approve mergers by absorption into the Company of any subsidiary in which the Company holds at least 90% of the issued share capital. The board of directors may also approve the issuance of shares or convertible debentures and reductions of the Company’s share capital in case of withdrawal of a shareholder if so authorized by the Company’s by-laws.

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

Statutory Auditors — In addition to electing the board of directors, the Assembly of Shareholders, at ordinary shareholders’ meetings of the Company, elects a board of statutory auditors (collegio sindacale), appoint its chairman and set the compensation of its members. The statutory auditors are elected for a term of three fiscal years, may be re-elected for successive terms and may be removed only for cause and with the approval of a competent court. Expiration of their office will have no effect until a new board is appointed. membership of the board of statutory auditors is subject to certain good standing, independence and professional requirements, and shareholders must be informed as to the offices the proposed candidates hold in other companies prior to or at the time of their election. In particular, at least one standing and one alternate member must be a certified auditor.

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

External Auditor — The audit of the Company’s accounts is entrusted, as per current legislation, to an independent audit firm whose appointment falls under the competency of the Shareholders’ Meeting, upon the board of statutory auditors’ opinion. In addition to the obligations set forth in national auditing regulations, Natuzzi’s listing on the NYSE requires that the audit firm issues a report on the annual report on Form 20-F, in compliance with the auditing principles generally accepted in the United States. Moreover, the audit firm is required to issue an opinion on the efficacy of the internal control system applied to financial reporting. No changes were identified in the Company’s internal control over financial reporting that occurred during the 2012 fiscal year that have materially affected or are reasonably likely to affect the Company’s internal control over financial reporting.

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

The Assembly of Shareholders must be convened at least once a year. The Company’s annual stand-alone financial statements are prepared by the board of directors and submitted for approval to the ordinary shareholders’ meeting, which must be convened within 120 days after the end of the fiscal year to which such financial statements relate. This term may be extended by up to 180 days after the end of the fiscal year, as long as the Company continues to be bound by law to draw up consolidated financial statements or if particular circumstances concerning its structure or its purposes so require. At ordinary shareholders’ meetings, shareholders also appoint the external auditors, approve the distribution of dividends, appoint the board of directors and statutory auditors, determine their remuneration and vote on any matter the resolution or authorization of which is entrusted to them by law.

Extraordinary shareholders’ meetings may be called to vote on proposed amendments to the By-laws, issuance of convertible debentures, mergers and de-mergers, capital increases and reductions, when such resolutions may not be taken by the board of directors. Liquidation of the Company must be resolved by an extraordinary shareholders’ meeting.

The notice of a shareholders’ meeting may specify two or more meeting dates for an ordinary or extraordinary shareholders’ meeting; such meeting dates are generally referred to as “calls.”

The quorum for an ordinary meeting of shareholders is 50% of the Ordinary Shares, and resolutions are carried by the majority of Ordinary Shares present or represented. At an adjourned ordinary meeting, no quorum is required, and the resolutions are carried by the majority of Ordinary Shares present or represented. Certain matters, such as amendments to the By-laws, the issuance of shares, the issuance of convertible debentures and mergers and de-mergers may only be effected at an extraordinary meeting, at which special voting rules apply. Resolutions at an extraordinary meeting of the Company are carried, on first call, by a majority of the Ordinary Shares. An adjourned extraordinary meeting is validly held with a quorum of one-third of the issued shares and its resolutions are carried by a majority of at least two-thirds of the holders of shares present or represented at such meeting. In addition, certain matters (such as a change in purpose or corporate form of the company, demergers, mergers, the transfer of its registered office outside Italy, its liquidation prior to the term set forth in its By-laws, the extension of the term, the revocation of liquidation and the issuance of preferred shares) are approved by the holders of more than two-thirds of the shares present and represented at such meeting that must also represent more than one-third of the issued shares.

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

Preemptive Rights — Pursuant to Italian law, holders of Ordinary Shares or of debentures convertible into shares, if any exist, are entitled to subscribe for the issuance of shares, debentures convertible into shares and rights to subscribe for shares, in proportion to their holdings, unless such issues are for non-cash consideration or preemptive rights are waived or limited and such waiver or limitation is required in the interest of the Company. There can be no assurance that the holders of ADSs may be able to exercise fully any preemptive rights pertaining to Ordinary Shares.

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

The Company, by resolution of the board of directors, may issue debt securities non-convertible into shares, while it may issue debt securities convertible into shares through a resolution of an extraordinary shareholders’ meeting.

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

Purchase of Shares by the Company — The Company is permitted to purchase shares, subject to certain conditions and limitations provided for by Italian law. Shares may only be purchased out of profits available for dividends or out of distributable reserves, in each case as appearing on the latest shareholder-approved stand-alone financial statements. Further, the Company may only repurchase fully paid-in shares. Such purchases must be authorized by the Assembly of Shareholders at an ordinary shareholders’ meeting. The aggregate purchase price of such shares may not exceed the earnings reserve specifically approved by shareholders. Shares held in violation of the above conditions and limitations must be sold within one year of the date of purchase. Similar limitations apply with respect to purchases of the Company’s shares by its subsidiaries.

A corresponding reserve equal to the purchase price of such shares must be created in the balance sheet, and such reserve is not available for distribution, unless such shares are sold or cancelled. Shares purchased and held by the Company may be resold only pursuant to a resolution adopted at an ordinary shareholders’ meeting. The voting rights attaching to the shares held by the Company or its subsidiaries cannot be exercised, but the shares are counted for quorum purposes in shareholders’ meetings. Dividends attaching to such shares will accrue to the benefit of other shareholders; pre-emptive rights attaching to such shares will accrue to the benefit of other shareholders, unless the shareholders’ meeting authorizes the Company to exercise, in whole or in part, the pre-emptive rights thereof.

In May 2009, the ordinary shareholders’ meeting of the Company approved a share buyback program as proposed by the board of directors. As of the date hereof, the share buyback program has not been implemented and, in accordance with its terms, the Company is no longer able to purchase its shares as part of the aforementioned share buyback program.

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

Material Contracts

In the two years immediately preceding the filing of this Annual Report on Form 20-F, neither the Company nor any member of the Group has been a party to a material contract, other than contracts entered into in the ordinary course of business.

Chinese Production Plant Lease — The Chinese plant previously owned by the Group was subject to an expropriation process by local Chinese authorities so that the land could be used for public utilities instead. In March 2010, Natuzzi China Ltd. entered into a lease with Shanghai Yuanchao Electronic Science and Technology Co., Ltd. relating to a new 88,000 square meter production plant to compensate for the production capacity reduction caused by the expropriation. For further information, see “Item 4—Manufacturing”. A copy of the lease is incorporated by reference as an exhibit to the Annual Report on Form 20-F for the year ended December 31, 2011 filed by Natuzzi S.p.A. with the Securities Exchange Commission on April 30, 2012.

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

Taxation of Dividends

i) Italian Tax Considerations — As a general rule, Italian laws provide for the withholding of income tax on dividends paid by Italian companies to shareholders who are not residents of Italy for tax purposes, currently levied at a 20% rate on dividends paid as of January 1, 2012. Italian laws provide a mechanism under which non-resident shareholders can claim a refund of, as of January 1, 2012, up to one-fourth of Italian withholding taxes on dividend income by establishing to the Italian tax authorities that the dividend income was subject to income tax in another jurisdiction in an amount at least equal to the total refund claimed. U.S. owners should consult their own tax advisers concerning the possible availability of this refund, which traditionally has been payable only after extensive delays. Alternatively, reduced rates (normally 15%) may apply to non-resident shareholders who are entitled to, and comply with procedures for claiming, benefits under an income tax convention.

Under the Income Tax Convention, dividends derived and beneficially owned by U.S. owners are subject to an Italian withholding tax at a reduced rate of 15%.

However, the amount initially made available to the Depositary for payment to U.S. owners will reflect withholding at the 20% rate. U.S. owners who comply with the certification procedures described below may then claim an additional payment of 5% of the dividend (representing the difference between the 20% rate applicable as of January 1, 2012, and the 15% rate, and referred to herein as a “treaty refund”). The certification procedure will require U.S. owners (i) to obtain from the U.S. Internal Revenue Service (“IRS”) a form of certification required by the Italian tax authorities with respect to each dividend payment (IRS Form 6166), unless a previously filed certification will be effective on the dividend payment date (such certificates are effective until March 31 of the year following submission), (ii) to produce a statement whereby the U.S. owner represents to be a U.S. owner individual or corporation and does not maintain a permanent establishment in Italy, and (iii) to set forth other required information. IRS Form 6166 may be obtained by filing a request for certification on IRS Form 8802. (Additional information, including IRS Form 8802, can be obtained from the IRS website at www.irs.gov. Information appearing on the IRS website is not incorporated by reference into this document.) The time for processing requests for certification by the IRS normally is 30 to 45 days. Accordingly, in order to be eligible for the procedure described below, U.S. owners should begin the process of obtaining certificates as soon as possible after receiving instructions from the Depositary on how to claim a treaty refund.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the Ordinary Shares or ADSs will be subject to taxation at reduced rates if the dividends are “qualified dividends”. Dividends paid on the Ordinary Shares or ADSs will be treated as qualified dividends if (i) the Company is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The Income Tax Convention has been approved for the purposes of the qualified dividend rules, and the Company believes it is eligible for the benefits of the Income Tax Convention. Based on the Company’s audited financial statements and relevant market and shareholder data, the Company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2011 or 2012 taxable year. In addition, based on the Company’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC for its 2013 taxable year.

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

Other Italian Taxes

Estate and Inheritance Tax — A transfer of Ordinary Shares or ADSs by reason of death or gift is subject to an inheritance and gift tax levied on the value of the inheritance or gift, as follows:

• Transfers to a spouse or direct descendants or ancestors up to €1,000,000 to each beneficiary are exempt from inheritance and gift tax. Transfers in excess of such threshold will be taxed at a 4% rate on the value of the Ordinary Shares or ADSs exceeding such threshold;

• Transfers between relatives within the fourth degree other than siblings, and direct or indirect relatives-in-law within the third degree are taxed at a rate of 6% on the value of the Ordinary Shares or ADSs (where transfers between siblings up to a maximum value of €100,000 for each beneficiary are exempt from inheritance and gift tax); and

• Transfers by reason of gift or death of Ordinary Shares or ADSs to persons other than those described above will be taxed at a rate of 8% on the value of the Ordinary Shares or ADSs.

If the beneficiary of any such transfer is a disabled individual, whose handicap is recognized pursuant to Law No. 104 of February 5, 1992, the tax is applied only on the value of the assets received in excess of €1,500,000 at the rates illustrated above, depending on the type of relationship existing between the deceased or donor and the beneficiary.

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

Italian Financial Transaction Tax — In December 2012, Italy introduced a financial transaction tax (the “IFTT”), which, as of March 1, 2013, is applicable, among other transactions, to all trades entailing the transfer of title of (i) shares or equity-like financial instruments issued by companies resident in Italy, such as the Ordinary Shares; and (ii) securities representing the shares and financial instruments under (i) above (including depositary receipts such as the ADSs), regardless of the residence of the issuer. The IFTT may also apply to the transfer of Ordinary Shares and ADSs by a U.S. resident.

For 2013 only, the IFTT will apply at a rate of 0.22% for over-the-counter transactions, reduced to 0.12% for trades executed on a regulated market or multilateral trading facility. As of 2014, such rates will be reduced to 0.2% and 0.1%, respectively. The New York Stock Exchange should qualify as a regulated market for such purposes.

The rules governing the IFTT are fairly complex and still subject to further clarification to be issued by the Italian tax authorities. As to its basic features, it should be noted that the IFTT (i) is levied on a tax base equal to (x) the market value (calculated by taking the net balance of daily trades on the relevant securities) or, in the absence of any such market value, (y) the consideration paid for each trade; and (ii) is borne by the purchaser but is collected by the financial intermediaries (including non-resident financial intermediaries) intervening in the relevant trades.

However, a number of exemptions apply, including with respect to trades of securities issued by companies having an average market capitalization lower than €500 million in the month of November of the year preceding the year in which the trade takes place. Companies, the securities of which are listed on a foreign regulated market, and which could benefit from this exemption, such as the Company, need a confirmation by the Italian Ministry of Economy and Finance.

EU Financial Transaction Tax — On February 14, 2013, the European Commission proposed the implementation of the EU FTT (see “Item 3. Key Information—Risk Factors”) that may also apply to the transfer of Ordinary Shares and ADSs by a U.S. resident as of January 1, 2014. Moreover, the implementation of the proposed EU FTT may also affect the IFTT, as described above.

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

Documents on Display

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. In accordance therewith, the Company is required to file reports, including annual reports on Form 20-F, and other information with the U.S. Securities and Exchange Commission. These materials, including this Annual Report, are available for inspection and copying at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. As a foreign private issuer, we have been required to make filings with the SEC by electronic means since November 4, 2002. Any filings we make electronically will be available to the public over the Internet at the SEC’s website at http://www.sec.gov. The Form 20-F and reports and other information filed by the Company with the Commission will also be available for inspection by ADS holders at the Corporate Trust Office of The Bank of New York Mellon at 101 Barclay Street, New York, New York 10286.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following discussion of the Group’s risk management activities includes “forward-looking statements” that involve risks and uncertainties. Actual results could differ materially from those projected in the forward looking statements. See “Forward Looking Information.” A significant portion of the Group’s net sales and its costs, are denominated in currencies other than the euro, in particular the U.S. dollar.

The Group is exposed to market risks principally from fluctuations in the exchange rates between the euro and other currencies, including in particular the U.S. dollar, and to a significantly lesser extent, from variations in interest rates.

Exchange Rate Risks — The Group’s foreign exchange rate risks in 2012 arose principally in connection with the Chinese yuan, U.S. dollars, Canadian dollars, British pounds, Australian dollars, Japanese yen, Swiss francs, Romanian Leu, Swedish kroner, Norwegian kroner and Danish kroner, as well as in connection with Euros for the Company’s subsidiary located in Eastern Europe.

As of December 31, 2012 and 2011, the Group had outstanding trade receivables denominated in foreign currencies totaling € 56.5 million and € 52.1 million, respectively, of which 49.5% and 53.8%, respectively, were denominated in U.S. dollars. On those same dates, the Group had € 27.6 million and € 22.1 million, respectively, of trade payables denominated in foreign currencies, principally U.S. dollars. See Notes 6 and 14 to the Consolidated Financial Statements included in Item 18 of this Annual Report.

As of December 31, 2012, the Company was a party to a number of currency forward contracts (known in Italy as domestic currency swaps), all of which are designed to hedge future sales denominated in U.S. dollars and other currencies. As of the same date, no option contract was outstanding (as was the case as of December 31, 2011). The Group does not use such foreign exchange contracts for speculative trading purposes.

As of December 31, 2012, the notional amount in Euro terms of all of the outstanding currency forward contracts totaled € 47.4 million. As of December 31, 2011, the notional amounts of all of the outstanding currency forward contracts totaled € 46.1 million. At the end of 2012, such currency forward contracts had notional amounts of Canadian dollars 17.5 million, U.S.$ 13.2 million, € 9.2 million, British pounds 5.8 million, Australian dollars 4.7 million, Japanese yen 186.0 million, Norwegian kroner 8.0 million and Swedish kroner 3.4 million. All of these forward contracts had various maturities extending through June 2013. See Note 27 to the Consolidated Financial Statements included in Item 18 of this Annual Report.

The table below summarizes (in thousands of euro equivalent) the contractual amounts of currency forward contracts (no options were outstanding) intended to hedge future cash flows from accounts receivable and sales orders as of December 31, 2012 and 2011:

Euro equivalent of contractual amounts of currency forward contracts as of:	December 31,
	2012	2011
Canadian dollars	€13,588	€5,041
U.S. dollars	10,100	11,493
Euro*	9,479	14,264
British pounds	7,231	6,950
Australian dollars	3,719	3,800
Japanese yen	1,811	2,452
Norwegian kroner	1,071	481
Swedish kroner	387	630
Swiss francs	984	984

Total	€47,387	€46,095

*	Used by the Group’s Romanian subsidiary to hedge its net collections denominated in Euro.

As of December 31, 2012, these forward contracts had a net unrealized gain of € 1.4 million, compared to a net unrealized loss of € 0.3 million as of December 31, 2011. The Group recorded this amount in “other income (expense), net” in its Consolidated Financial Statements. See Note 27 to the Consolidated Financial Statements included in Item 18 of this Annual Report.

The following table presents information regarding the contract amount in thousands of Euro equivalent and the estimated fair value of all of the Group’s foreign exchange contracts: contracts with unrealized gains are presented as “assets” and derivative contracts with unrealized losses are presented as “liabilities.”

	December 31, 2012		December 31, 2011
	Contract Amount	Unrealized gains (losses)	Contract Amount	Unrealized gains (losses)
Assets	39,684	907	17,537	36
Liabilities	7,702	1	28,558	(630)

Total	€47,386	€908	€46,095	€(594)

The Group’s foreign currency forward contracts as of December 31, 2012 had maturities of a maximum of six months. The potential loss in fair value of all of the Group’s forward contracts outstanding as of December 31, 2012 that would have resulted from a hypothetical, instantaneous and unfavorable 10% change in currency exchange rates would have been approximately € 4.0 million. This sensitivity analysis assumes an instantaneous and unfavorable 10% fluctuation in exchange rates affecting the foreign currencies of all of the Group’s hedging contracts outstanding as of the end of 2012.

For the accounting of transactions entered into in an effort to reduce the Group’s exchange rate risks, see Notes 3 and 27 to the Consolidated Financial Statements included in Item 18 of this Annual Report.

At December 31, 2012, the Group had approximately € 57 million in cash and cash equivalents held in Chinese yuan (€ 64 million as at December 31, 2011). Exchange rate fluctuations in respect of this amount could have significant positive or negative effects on our results of operations in future periods.

Interest Rate Risks — To a significantly lesser extent, the Group is also exposed to interest rate risk. As of December 31, 2012, the Group had € 37.7 million (equivalent to 7.9% of the Group’s total assets as of the same date) in debt outstanding (bank overdrafts and long-term debt, including the current portion of such debt), which is for the most part subject to floating interest rates. See Notes 13 and 18 to the Consolidated Financial Statements included in Item 18 of this Annual Report.

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

Fees payable by the Depositary to the Company

i) Fees incurred in past annual period — From January 1, 2012 to December 31, 2012, the Depositary waived a total of $2,137.65 in administrative fees for routine corporate actions including services relating to Natuzzi’s annual general meeting of shareholders

ii) Fees to be paid in the future — The Company does not have any agreements in place with the Depositary for the payment or reimbursement of fees or other direct or indirect payments by the Depositary to the Company in connection with its ADS program.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures — The Company carried out an evaluation under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2012. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on the Company’s evaluation of its disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2012 to provide reasonable assurance that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s applicable rules and forms, and that it is accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

The Company’s management assessed the effectiveness of its internal control over financial reporting as of December 31, 2012. Based on such assessment, the Company’s management has concluded that as of December 31, 2012, the Company’s internal control over financial reporting was effective and that there were no material weaknesses in the Company’s internal control over financial reporting.

The effectiveness of internal control over financial reporting as of December 31, 2012 has been audited by Reconta Ernst & Young S.p.A., an independent registered public accounting firm, as stated in their report on the Company’s internal control over financial reporting, which follows below.

(c) Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Natuzzi S.p.A.

We have audited Natuzzi S.p.A. and Subsidiaries’ internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Natuzzi S.p.A. and Subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Natuzzi S.p.A. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Natuzzi S.p.A. and Subsidiaries as of December 31, 2012 and 2011 and the related consolidated statement of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2012 and our report dated April 30, 2013 expressed an unqualified opinion thereon.

/s/ Reconta Ernst & Young S.p.A.

Bari, Italy

April 30, 2013

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Reconta Ernst & Young S.p.A. (“Ernst & Young”, hereafter) has served as Natuzzi S.p.A.’s principal independent public auditor for fiscal year 2012 and 2011 for which it audited the consolidated financial statements included in this Annual Report.

The following table sets forth the aggregate fees billed and billable to the Company by Ernst & Young in Italy and abroad during the fiscal years ended December 31, 2012 and 2011, for audit fees, audit–related fees, tax fees and all other fees for audit.

	2012	2011
	(Expressed in thousands of euros)
Audit fees	876	870
Audit-related fees	—	—
Tax fees	3	—
Other fees	—	—

Total fees	879	870

Audit fees in the above table are the aggregate fees billed and billable in connection with the audit of the Company’s annual financial statements.

Tax fees consist of fees billed and billable in connection with the professional services rendered for tax compliance.

The Company’s board of statutory auditors expressly pre-approves on a case-by-case basis any engagement of our independent auditors for audit and non-audit services provided to our subsidiaries or to us. All services rendered by our independent auditors for audit and non-audit services were pre-approved by our board of statutory auditors in accordance with this policy.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Starting on September 27, 2011 and through April 19, 2013, INVEST 2003 S.r.l., an Italian limited liability company wholly owned by Mr. Natuzzi, Chairman of the Board of Directors and CEO of the Company, has purchased a total of 793,086 Natuzzi S.p.A. ADSs, (representing approximately 1.4% of the Company’s total shares outstanding), at the average price of € 1.80 (U.S.$ 2.40) per ADS. Each of these purchases was made through open-market transactions in accordance with the Rule 10b-18 Plan, which is not subject to an expiration date or maximum cap. See “Item 6. Directors, Senior Management and Employees—Share Ownership.”

The following table summarizes the purchases of the Company’s ADSs made by INVEST 2003 S.r.l., on a monthly basis, since January 1, 2012.

Trading month	Total number of ADSs purchased	Weighted average price per ADS (in Euro (1)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Appropriate U.S. Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
January 1 – January 31, 2012	48,461	€2.23	—	—
February 1 – February 28, 2012	38,274	€2.68	—	—
March 1 – March 31, 2012	7,526	€2.36	—	—
April 1 – April 30, 2012	6,873	€2.13	—	—
May 1 – May 31, 2012	16,240	€2.11	—	—
June 1 – June 30, 2012	52,987	€2.29	—	—
July 1 – July 31, 2012	71,192	€2.01	—	—
August 1 – August 31, 2012	40,304	€1.67	—	—
September 1 – September 30, 2012	5,551	€1.87	—	—
October 1 – October 31, 2012	43,595	€1.61	—	—
November 1 – November 30, 2012	148,659	€1.58	—	—
December 1 – December 31, 2012	86	€1.48	—	—
January 1 – January 31, 2013	49,264	€1.72	—	—
February 1 – February 29, 2013	83,648	€1.75	—	—
March 1 – March 31, 2013	17,157	€1.72
April 1 – April 19, 2013	80,992	€1.65	—	—

Total ADSs purchased since January 1, 2012	710,809	€1.86	—	—

(1)	Euro equivalents of U.S. dollar prices, converted into euros based on the March 29, 2013 exchange rate of US$1.2816 per €1.00.

From January 1, 2012 to December 31, 2012, no purchases were made by or on behalf of the Company or any other affiliated purchaser of the Company’s Ordinary Shares or ADSs.

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

However, Italian law sets forth certain independence requirements applicable to the Company’s statutory auditors. Statutory auditors’ independence is assessed on the basis of the following rules: a person who (i) is a director, or the spouse or a close relative of a director, of the Company or any of its affiliates, or (ii) has an employment or a regular consulting or similar relationship with the Company or any of its affiliates, or (iii) has an economic relationship with the Company or any of its affiliates which might compromise his/her independence, cannot be appointed to the Company’s board of statutory auditors. The law sets forth certain principles aimed at ensuring that any member of the board of statutory auditors who is a chartered public accountant (inscritto nel registro dei revisori contabili) be substantively independent from the company subject to audit and not be in any way involved in the company’s decision-making process. The Civil Code mandates that at least one standing and one alternative member of the board of statutory auditors be a chartered public accountant. Each of the current members of the board of statutory auditors is a chartered public accountant.

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

The Company also has an internal audit function, which has not been outsourced.

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

Our Practice — Under Italian law, the compensation of executive directors is determined by the board of directors, having consulted with the Board of Statutory Auditors, while the Company’s shareholders determine the base compensation of all the Board members, including non-executive directors. Compensation of the Company’s executive officers is determined by the Chief Executive Officer. The Company does not produce a compensation report. However, the Company discloses aggregate compensation of all of its directors in its annual financial statements prepared in accordance with Italian GAAP and in Item 6 of its Annual Report.

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

Certifications as to Violations of NYSE Standards

NYSE Domestic Company Standards — Under NYSE listing standards, the CEO of a U.S. company listed on the NYSE must certify annually to the NYSE that he or she is not aware of any violation by the company of the NYSE corporate governance standards. The company must disclose this certification, as well as that the CEO/CFO certification required under Section 302 of the Sarbanes-Oxley Act of 2002, has been made in the company’s annual report to shareholders (or, if no annual report to shareholders is prepared, its annual report). Each listed company on the NYSE, both domestic and foreign issuers, must submit an annual written affirmation to the NYSE regarding compliance with applicable NYSE corporate governance standards. In addition, each listed company on the NYSE, both domestic and foreign issuers, must submit interim affirmations to the NYSE upon the occurrence of specified events. A domestic issuer must file such an interim affirmation whenever the independent status of a director changes, a director is added or leaves the board, a change occurs to the composition of the audit, nominating/corporate governance, or compensation committee, or there is a change in the company’s classification as a “controlled company.”

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

ITEM 16H. MINE SAFETY DISCLOSURE.

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Our financial statements have been prepared in accordance with Item 18 hereof.

ITEM 18. FINANCIAL STATEMENTS

Our audited consolidated financial statements are included in this Annual Report beginning at page F-1.

ITEM 19. EXHIBITS

1.1	English translation of the by-laws (Statuto) of the Company, as amended and restated as of January 24, 2008 (incorporated by reference to the Form 20-F filed by Natuzzi S.p.A. with the Securities Exchange Commission on June 30, 2008, file number 1-11854).

2.1	Deposit Agreement dated as of May 15, 1993, as amended and restated as of December 31, 2001, among the Company, The Bank of New York, as Depositary, and owners and beneficial owners of ADRs (incorporated by reference to the Form 20-F filed by Natuzzi S.p.A. with the Securities and Exchange Commission on July 1, 2002, file number 1-11854).

4.1	Lease Contract for Customized Standard Factory Building, entered into between Shanghai Yuanchao Electronic Science and Technology Co., Ltd. and Natuzzi China Ltd., dated as of March 22, 2010 (incorporated by reference to Exhibit 4.1 to the Form 20-F filed by Natuzzi S.p.A. with the Securities and Exchange Commission on April 30, 2012, filed number 1-11854).

8.1	List of Significant Subsidiaries.

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Natuzzi S.p.A.

We have audited the accompanying consolidated balance sheets of Natuzzi S.p.A. and Subsidiaries as of December 31, 2012 and 2011 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Natuzzi S.p.A. and Subsidiaries at December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with established accounting principles in the Republic of Italy.

Established accounting principles in the Republic of Italy vary in certain significant respects from generally accepted accounting principles in the United States of America. Information relating to the nature and effect of such differences is presented in note 29 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Natuzzi S.p.A. and Subsidiaries’ internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 30, 2013 expressed an unqualified opinion thereon.

/s/ Reconta Ernst & Young S.p.A.

Bari, Italy

April 30, 2013

Natuzzi S.p.A. and Subsidiaries

Consolidated Balance Sheets

as of December 31, 2012 and 2011

(Expressed in thousands of euros)

	Notes		Dec. 31, 2012	Dec. 31, 2011
ASSETS
Current assets:
Cash and cash equivalents	4		77,713	94,040
Marketable securities	5		4	4
Trade receivables, net	6		93,069	92,939
Other receivables	7		51,012	43,761
Inventories	8		82,269	93,537
Unrealized foreign exchange gain	27		907	36
Prepaid expenses and accrued income	9		2,031	2,597
Deferred income taxes	16		525	378

Total current assets			307,530	327,292

Non current assets:
Property plant and equipment	10		161,461	175,801
Intangible asset, net	11		4,782	5,059
Goodwill	12		81	261
Investment in affiliates	3k	)	1,429	1,429
Other non current assets			771	1,109

Total non current assets			168,524	183,659

TOTAL ASSETS			476,054	510,951

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank Overdrafts	13		26,948	24,157
Current portion of long-term debt	18		3,503	3,735
Accounts payable-trade	14		63,328	63,543
Accounts payable-other	15		21,033	21,416
Accounts payable-shareholders for dividends			82	0
Unrealized foreign exchange losses	27		1	630
Income taxes	16		9,199	1,335
Deferred income taxes	16		1,096	0
Salaries, wages and related liabilities	17		7,967	8,040

Total current liabilities			133,157	122,856

Non current liabilities:
Employees’ leaving entitlement	3o	)	25,717	26,742
Long-term debt	18		7,285	10,788
Deferred income taxes	16		0	6,906
Deferred income for capital grants	3n	)	9,209	9,815
Other liabilities	19		17,025	20,332

Total non current liabilities			59,236	74,583

Commitments and contingent liabilities	21		0	0
Shareholders’ equity:	20
Share capital			54,853	54,853
Reserves			42,780	42,780
Additional paid-in capital			8,442	8,282
Retained earnings			175,062	204,562

Total equity attributable to Natuzzi S.p.A. and Subsidiaries			281,137	310,477
Non-controlling interest			2,524	3,035

Total Shareholders’ Equity			283,661	313,512

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY			476,054	510,951

See accompanying notes to the consolidated financial statements.

Natuzzi S.p.A. and Subsidiaries

Consolidated Statements of Operations

Years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of euros except per share data)

	Notes		2012	2011	2010

Net sales	22		468,844	486,364	518,634
Cost of sales	23		(313,847)	(326,068)	(321,501)

Gross profit			154,997	160,296	197,133
Selling expenses	24		(132,417)	(144,290)	(154,267)
General and administrative expenses	25		(39,862)	(43,298)	(42,468)

Operating income/(loss)			(17,282)	(27,292)	398
Other income/(expense), net	26		(4,577)	17,299	(4,427)

Earning/(loss) before taxes and non-controlling interest			(21,859)	(9,993)	(4,029)
Income taxes	16		(4,171)	(8,884)	(6,952)

Net income/(loss)			(26,030)	(18,877)	(10,981)
Less: Net income/(loss) attributable to non-controlling interest			(74)	(709)	(97)

Net income/(loss) attributable to Natuzzi S.p.A.and Subsidiaries			(26,104)	(19,586)	(11,078)

Basic loss per share	3z	)	(0.48)	(0.36)	(0.20)
Diluted loss per share	3z	)	(0.48)	(0.36)	(0.20)
Average Ordinary Shares Outstanding			54,853,045	54,853,045	54,853,045
Average Ordinary Shares Outstanding assuming dilution			54,853,045	54,853,045	54,853,045

See accompanying notes to the consolidated financial statements

Natuzzi S.p.A. and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

Years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of euros)

					Equity
			Additional		attributable	Non-	Total Share
	Share Capital		paid in	Retained	to Natuzzi	controlling	holders’
	amount	Reserves	capital	earnings	S.p.A.	interest	equity
Balances at December 31, 2009	54,853	42,780	8,282	219,112	325,027	1,860	326,887

Exchange difference on translation of financial statement				9,170	9,170	155	9,325
Net Income (loss)				(11,078)	(11,078)	97	(10,981)

Balances at December 31, 2010	54,853	42,780	8,282	217,204	323,119	2,112	325,231

Exchange difference on translation of financial statement				6,944	6,944	214	7,158
Net Income (loss)				(19,586)	(19,586)	709	(18,877)

Balances at December 31, 2011	54,853	42,780	8,282	204,562	310,477	3,035	313,512

Italsofa Shanghai dividend distribution					0	(186)	(186)
IMPE acquisition minority interest			160		160	(360)	(200)
Exchange difference on translation of financial statement				(3,396)	(3,396)	(39)	(3,435)
Net Income (loss)				(26,104)	(26,104)	74	(26,030)

Balances at December 31, 2012	54,853	42,780	8,442	175,062	281,137	2,524	283,661

See accompanying notes to the consolidated financial statements

Natuzzi S.p.A. and Subsidiaries

Consolidated Statements of Cash Flows

Years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of euros)

	2012	2011	2010
Cash flows from operating activities:
Net earnings (loss)	(26,030)	(18,877)	(10,981)
Adj to reconcile net income (loss) to net cash provided by op.activities
Depreciation and amortization	17,033	18,999	22,965
Write off of Fixed Assets	339	311	454
Impairment of long lived Assets	864	1,036	—
One-time termination benefit	0	5,446	—
Deferred income taxes	(5,957)	6,205	(313)
(Gain)/Loss on disposal of assets	1,306	(28,303)	496
Unrealized foreign exchange (gain) and losses	(1,500)	(296)	1,038
Deferred income for capital grants	(606)	(543)	(748)
Change in assets and liabilities:
Receivables, net	(130)	2,876	1,232
Inventories	11,268	(6,183)	(5,791)
Prepaid expenses and accrued income	566	(1,262)	78
Accounts payable	(215)	(775)	2,600
Income taxes	7,864	(1,615)	(504)
Salaries, wages and related liabilities	(73)	(1,869)	(5,235)
Other liabilities	(11,920)	6,563	(1,778)
Employees’ leaving entitlement	(1,028)	(1,671)	(1,153)
Total adjustments	(17,811)	(1,081)	13,341

Net cash provided by (used in) operating activities	(8,219)	(19,958)	2,360

Cash flows from investing activities:
Property, plant and equipment:
Additions	(7,513)	(19,733)	(14,006)
Disposals	1,737	2,415	1,122
Chinese compensation	0	46,691
Other assets	(310)	(1,265)	(3,046)
Dividends distribution	(186)
Minority interest acquisition	(200)	—	—

Net cash used in investing activities	(6,472)	28,108	(15,930)

Cash flows from financing activities:
Long-term debt:
Proceeds	0	1,000	9,557
Repayments	(3,753)	(1,890)	(1,124)
Short-term borrowings	2,811	24,074	(678)

Net cash provided by (used in) financing activities	(942)	23,184	7,755

Effect of translation adjustments on cash	(694)	1,612	579
Increase (decrease) in cash and cash equivalents	(16,327)	32,946	(5,236)
Cash and cash equivalents, beginning of the year	94,040	61,094	66,330
Cash and cash equivalents, end of the year	77,713	94,040	61,094
Supplemental disclosure of cash flow information
Cash paid during the year for interest	662	631	155
Cash paid during the year for income taxes	2,516	3,084	9,146

See accompanying notes to the consolidated financial statements

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

1. Description of business and Group composition

The consolidated financial statements include the accounts of Natuzzi S.p.A. (‘Natuzzi’ or the ‘Company’) and of its subsidiaries (together with the Company, the ‘Group’). The Group’s primary activity is the design, manufacture and marketing of contemporary and traditional leather and fabric upholstered furniture. The subsidiaries included in the consolidation at December 31, 2012, together with the related percentages of ownership, are as follows:

	Percent of	Registered
Name	ownership	office	Activity
Italsofa Nordeste S.A.	100.00	Salvador, Brazil	(1)
Italsofa Shanghai Ltd	96.50	Shanghai, China	(1)
Softaly Shanghai Ltd	100.00	Shanghai, China	(1)
Natuzzi China Ltd.	100.00	Shanghai, China	(1)
Italsofa Romania	100.00	Baia Mare, Romania	(1)
Natco S.p.A.	99.99	Bari, Italy	(2)
I.M.P.E. S.p.A.	100.00	Qualiano,Italy	(3)
Nacon S.p.A.	100.00	Bari, Italy	(4)
Lagene S.r.l.	100.00	Bari, Italy	(4)
Natuzzi Americas Inc.	100.00	High Point, NC, USA	(4)
Natuzzi Iberica S.A.	100.00	Madrid, Spain	(4)
Natuzzi Switzerland AG	100.00	Kaltbrunn, Switzerland	(4)
Natuzzi Nordic	100.00	Copenaghen, Denmark	(4)
Natuzzi Benelux S.A.	100.00	Geel, Belgium	(4)
Natuzzi Germany Gmbh	100.00	Dusseldorf, Germany	(4)
Natuzzi Sweden AB	100.00	Stockholm, Sweden	(4)
Natuzzi Japan KK	100.00	Tokyo, Japan	(4)
Natuzzi Services Limited	100.00	London, UK	(4)
Natuzzi Trading Shanghai Ltd	100.00	Shanghai, China	(4)
Natuzzi Oceania Ltd	100.00	Sydney, Australia	(4)
Natuzzi Russia OOO	100.00	Moscow, Russia	(4)
Natuzzi India Furniture PVT Ltd	100.00	New Delhi, India	(4)
Italholding S.r.l.	100.00	Bari, Italy	(5)
Natuzzi Netherlands Holding	100.00	Amsterdam, Holland	(5)
Natuzzi Trade Service S.r.l.	100.00	Bari, Italy	(6)

(1)	Manufacture and distribution
(2)	Intragroup leather dyeing and finishing
(3)	Production and distribution of polyurethane foam
(4)	Distribution
(5)	Investment holding
(6)	Transportation services

In 2012 Natuzzi S.p.A. acquired the 9.16% of the shares of I.M.P.E. S.p.A. previously owned by third parties and now this Company is 100% owned by Natuzzi S.p.A. Moreover, in 2012 our dormant subsidiaries Kingdom of Leather Limited, Natuzzi United Kingdom Limited and La Galleria Limited were closed.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

In June 2011 the Company established Natuzzi India to grow the Natuzzi market sales in that market.

In March 2010 the Company incorporated a new subsidiary, Natuzzi Russia OOO, which owns a store and provides sales support for the Group in that country.

2. Basis of preparation

The financial statements utilized for the consolidation are the financial statements of each Group company at December 31, 2012, 2011 and 2010. The 2012, 2011 and 2010 financial statements have been adopted by the respective Boards of Directors of the relevant companies.

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

c) Forward and collars exchange contracts

The Group enters into forward exchange contracts (known in Italian financial markets as domestic currency swaps) and, for a limited number of contracts, into so called “zero cost collars” exchange rate derivative instruments to manage its exposure to foreign currency risks. The Group does not enter into these contracts on a speculative basis, nor is hedge effectiveness constantly monitored. As a consequence of this, forward and collar exchange contracts are not used to hedge any on or off-balance sheet items. Therefore, at December 31, 2012, 2011 and 2010 all unrealized gains or losses on such contracts are recorded in other income (expense), net, in the consolidated statements of operations.

d) Financial statements of foreign operations

The financial statements of the foreign subsidiaries expressed in the foreign currency are translated directly into euro as follows: i) year-end exchange rate for assets, liabilities, and shareholders’ equity and ii) average exchange rates during the year for revenues and expenses. The resulting exchange differences on translation are recorded as a direct adjustment to shareholders’ equity.

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

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

k) Investment in affiliates

The affiliate enterprise is Salena S.r.l. in which the Company owns 49% and has a significant influence. This affiliate has interests in real estate. We account for ownership interest under the acquisition cost method since we have significant influence but we do not control.

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

At December 31, 2012 and 2011 the deferred income for capital grants shown in the consolidated balance sheet amounts to 9,209 and 9,815, respectively.

The amortization of these grants recorded in net sales of the consolidated statement of operations for the years ended December 31, 2012, 2011 and 2010, amounts to 606, 543 and 748, respectively.

Cost reimbursement grants relating to research, training and other personnel costs are credited to income when there is a reasonable assurance of receipt from government agencies.

o) Employees’ leaving entitlement

Leaving entitlements represent amounts accrued for each Italian employee that are due and payable upon termination of employment, assuming immediate separation, determined in accordance with applicable Italian labour laws. The Group accrues the full amount of employees’ vested benefit obligation as determined by such laws for leaving entitlements. At December 31, 2012 and 2011 employees’ leaving entitlement shown in the consolidated balance sheets amounts to 25,717 and 26,742, respectively.

Under such Italian labor laws, upon termination of an employment relationship, the former employee has the right to receive termination benefits for each year of service equal to the employee’s gross annual salary, divided by 13.5. The entitlement is increased each year by an amount corresponding to 75% of the rise in the cost of living index plus 1.5 points.

The expenses recorded for the leaving entitlement for the years ended on December 31, 2012, 2011 and 2010 were 6,393, 6,668 and 6,521, respectively.

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

r) Shipping and handling costs

Shipping and handling costs sustained to transport products to customers are expensed in the periods incurred and are included in selling expenses. Shipping and handling expenses recorded for the years ended December 31, 2012, 2011 and 2010 were 42,577, 40,554 and 43,844, respectively.

s) Advertising costs

Advertising costs are expensed in the periods incurred and are included in selling expenses. Advertising expenses recorded for the years ended December 31, 2012, 2011 and 2010 were 19,527, 24,332 and 28,072, respectively.

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

v) Research and development costs

Research and development costs are expensed in the period incurred. At December 31, 2012 and 2011 research and development expenses were 7,954 and 7,325 respectively.

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

The following table provides the amounts used in the calculation of losses per share:

	2012	2011	2010
Net loss attributable to ordinary shareholders	(26,104)	(19,586)	(11,078)

Weighted-average number of ordinary shares outstanding during the year	54,853,045	54,853,045	54,853,045
Increase resulting from assumed conversion of share grants and options	—	—	—

Weighted-average number of ordinary shares and potential shares outstanding during the year	54,853,045	54,853,045	54,853,045

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

4. Cash and cash equivalents

Cash and cash equivalents are analyzed as follows:

	2012	2011
Cash on hand	163	314
Bank accounts	77,550	93,726

	77,713	94,040

The following table shows the Group’s cash and cash equivalents broken-down by country/region

	2012	2011
China	61,546	70,073
Europe	15,234	22,474
North America	556	907
South America	200	439
Other	177	147

	77,713	94,040

The Company anticipates that its existing cash and cash equivalents resources, including availability under its letter of credit (see note 13) and cash flows from operations, will be adequate to satisfy its liquidity requirements and capital expenditures through calendar year 2013. If available liquidity is not sufficient to meet the Company’s operating and debt service obligations as they come due, the management could pursue alternative financing arrangements or reduce expenditures as necessary to meet the Company’s cash requirements throughout 2013.

5. Marketable debt securities

Details regarding marketable debt securities are as follows:

	2012	2011
Foreign corporate bonds	4	4

	4	4

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Further information regarding the Group’s investments in marketable debt securities is as follows:

		Gross unrealized		Fair
2012	Cost	Gains	(Losses)	value
Foreign corporate bonds	4	—	—	4

Total	4	—	—	4

		Gross unrealized		Fair
2011	Cost	Gains	(Losses)	value
Foreign corporate bonds	4	—	—	4

Total	4	—	—	4

The contractual maturity of the Group’s marketable debt securities at December 31, 2012 is on short term.

6. Trade receivables, net

Trade receivables are analyzed as follows:

	2012	2011
North American customers	37,288	31,639
Other foreign customers	41,208	44,921
Domestic customers	24,421	26,992
Trade bills receivable	—	34

Total trade receivables	102,917	103,586
(Allowance for doubtful accounts)	(9,848)	(10,647)

Total trade receivables, net	93,069	92,939

Trade receivables are due primarily from major retailers who sell directly to their customers. Trade receivables due from related parties amounted to 4,283 as at December 31, 2012 (3,078 in 2011). Sales to related parties amounted to 4,750 in 2012 (6,637 in 2011). Transactions with related parties were conducted at arm’s length.

As of December 31, 2012, 2011 and 2010 and for each of the years in the three-year period ended December 31, 2012, the Company had customers who exceeded 5% of trade receivables and/or net sales as follows:

Trade receivables	N° of customers	% of trade receivables
2012	2	17%
2011	2	15%
2010	2	16%

Net sales	N° of customers	% of net sales
2012	2	15%
2011	2	14%
2010	2	20%

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

In 2012, 2011 and 2010 one customer accounted for approximately 8%, 9% and 15% of the total net sales of the Group, respectively. This customer operates many furniture stores throughout the world.

The Company insures with a third party its collection risk in respect of a significant portion of accounts receivable outstanding balances, and estimates an allowance for doubtful accounts based on the insurance in place, the credit worthiness of its customers, as well as general economic conditions.

The following table provides the movements in the allowance for doubtful accounts:

Allowance for doubtful accounts	2012	2011	2010
Balance, beginning of year	10,647	9,373	9,330
Charges-bad debt expense	471	1,695	430
(Reductions-write off of uncollectible accounts)	(1,270)	(421)	(387)

Balance, end of year	9,848	10,647	9,373

Trade receivables denominated in foreign currencies at December 31, 2012 and 2011 totaled 56,526 and 52,164, respectively. These receivables consist of the following:

Trade receivables in foreign currencies	2012	2011
U.S. dollars	28,004	28,097
Canadian dollars	15,497	10,758
British pounds	3,255	4,945
Australian dollars	3,237	3,635
Other currencies	6,533	4,730

Total	56,526	52,165

7. Other receivables

Other receivables are analyzed as follows:

	2012	2011
Receivable from National Institute for Social Security	16,940	12,713
Government capital grants	7,561	7,518
VAT	8,016	7,138
Receivable from tax authorities	2,086	2,374
Advances to suppliers	9,418	7,198
Other	6,991	6,820

	51,012	43,761

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

The “Other” caption primarily includes deposits and certain receivables related to green incentive for photovoltaic investment.

8. Inventories

Inventories are analyzed as follows:

	2012	2011
Leather and other raw materials	51,901	61,042
Goods in process	8,541	7,783
Finished products	21,827	24,712

	82,269	93,537

As of December 31, 2012 and 2011 the provision for slow moving and obsolete raw materials and finished products included in inventories amounts to 6,252 and 5,678, respectively.

9. Prepaid expenses and accrued income

Prepaid expenses and accrued income are analyzed as follows:

	2012	2011
Accrued income	25	76
Prepayments	2,006	2,521

	2,031	2,597

Prepayments mainly include the rent advance payment on factory building.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

10. Property, plant and equipment and accumulated depreciation

Fixed assets are listed below together with accumulated depreciation.

2012	Cost or valuation	Accumulated depreciation	Net Book Value	Annual rate of depreciation
Land and industrial buildings	169,810	(62,803)	107,007	0 – 10%
Machinery and equipment	123,262	(98,867)	24,395	10 – 25%
Airplane	24,075	(10,834)	13,241	3%
Office furniture and equipment	23,033	(21,031)	2,002	10 – 20%
Retail gallery and store furnishings	32,581	(30,043)	2,538	25 – 35%
Transportation equipment	4,630	(4,147)	483	20 – 25%
Leasehold improvements	17,831	(7,406)	10,425	10 – 20%
Construction in progress	1,370	—	1,370	—

Total	396,592	(235,131)	161,461

2011	Cost or valuation	Accumulated depreciation	Net Book Value	Annual rate of depreciation
Land and industrial buildings	174,108	(59,349)	114,759	0 –10%
Machinery and equipment	123,835	(96,647)	27,188	10 – 25%
Airplane	24,075	(10,112)	13,963	3%
Office furniture and equipment	22,882	(20,504)	2,378	10 – 20%
Retail gallery and store furnishings	32,506	(29,060)	3,446	25 – 35%
Transportation equipment	4,830	(4,200)	630	20 – 25%
Leasehold improvements	18,495	(6,003)	12,492	10 – 20%
Construction in progress	945	—	945	—

Total	401,676	(225,875)	175,801

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The following table shows the Long lived assets down by country:

	2012	2011
Italy	98,365	103,772
Romania	19,386	21,173
Brazil	13,815	16,160
United States of America	13,889	14,784
China	12,589	14,458
Spain	797	2,220
UK	1,543	2,000
Other countries	1,077	1,234

Total	161,461	175,801

In 2012 the Company performed an impairment review of its fixed assets and an impairment loss of 864 was recorded (788 as Machinery and equipment and 76 as Office furniture and equipment) related to Spain. The Company determined the fair value of the assets using the Discounted Cash Flow, at the lowest level for which identifiable cash flows are independent of other cash flows, and compared it with the carrying value of its fixed assets. An impairment loss arose due, in particular, to the decline in cash flow projections related to the uncertain prospects for full economic recovery in Spain, since private consumption was negatively impacted by a general weakness in the job market, high levels of public indebtedness, and a decreasing level of savings among families.

In China, land and industrial buildings was impacted by the write-off of the Italsofa Shanghai’s assets a consequence of the relocation agreement signed in January 2011 with the Chinese authorities. In April 2011, this agreement has been executed and Italsofa Shanghai relocated its manufacturing process to a new industrial site. All fixed assets that were not transferred to the new industrial site (the industrial building, some machines and equipment, etc.) have been written-off by the Company, and recorded under the line “other income/(expense) net” of the consolidated statement of operations for the year ended December 31, 2011 resulting in a loss of 18,388(equivalent to RMB 165 Mln). As a consequence of this relocation, Italsofa Shanghai collected a relocation compensation fund of 46,691 (equal to RMB 420 million), which was recorded as non-operating income, under the line “other income/(expense) net” of the consolidated statement of operations for the year ended December 31, 2011.

In Brazil, the Company in order to improve its worldwide manufacturing efficiency, in 2008 decided to close and try to sell one of the two Brazilian manufacturing plants located in Pojuca—State of Bahia, recording an impairment loss of 2,911. As a result of this decision, as of December, 31 2009 the Company prepared the impairment test, based on a third-party independent appraisal, and determined that the carrying value of this manufacturing plant (net of the 2008 impairment loss already recorded), was less than the fair value less cost to sell. As consequence, no additional impairment loss was recorded in the 2009 consolidated statement of operations.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

During 2010, the Company formally confirmed the decision to sell this manufacturing plant with a Board of Director’s resolution. The plant was classified as property, plant and equipment since not all criteria to record it as held for sale had been met. As of December 31, 2010, the Company performed the annual impairment analysis with a new third-party independent appraisal and determined that its carrying value was less than the fair value less cost to sell. As a consequence, no additional impairment loss was recorded in the 2010 consolidated statement of operations.

During 2011, the Company, was not able to sell this plant and, at the end of 2011, engaged a third-party independent consulting firm to review the fair market value of Pojuca plant. With this new external appraisal, the management performed the annual impairment analysis and determined that its carrying value as of December 31, 2011 exceeds its fair value. Therefore, as of December 31, 2011 the carrying value of Pojuca plant was reduced to its fair value. This resulted in an impairment loss of 1,036, that was recorded, under the line “other income/(expense) net” of the consolidated statement of operations for the year ended December 31, 2011(see note 26).

As of December 31, 2012 the company has reevaluated its earlier decision to sell the plant, given its current growth plans in Brazil, and is currently not actively marketing the plant for sale. As of December 31, 2012, the Company performed the annual impairment analysis with a new third-party independent appraisal and determined that its carrying value was less than the fair value less cost to sell. As a consequence, no additional impairment loss was recorded in the 2012 consolidated statement of operations. As of December 31, 2012, the carrying value, net of the 2008 and 2011 impairment loss, is 5,891.

In Italy, the Company in 2008 decided to close and try to sell six industrial buildings mainly utilized as warehouses and located in the cities of Altamura and Matera nearby the Group’s headquarters in Santeramo. As a result of this decision the Company performed an impairment analysis and recorded an impairment loss of 1,792.

During 2009 the Company sold one of the above industrial buildings (not impaired in 2008) and in 2010 one of them was reactivated as a consequence of demand from the “made in Italy” production.

During 2011 none of the remaining four buildings were sold by the Company. As of December, 31 2011, the Company performed a new impairment analysis with a third-party independent appraisal and determined that their carrying values as of December 31, 2011 were less than the respective fair value. As a consequence, no additional impairment loss was recorded in the 2011 consolidated statement of operations. As of December 31, 2011, the carrying value, net of the 2008 impairment loss, of the four remaining industrial buildings is 5,109.

During 2012 one of those buildings was sold for cash consideration of 1,500, close to its carrying value. As of December 31, 2012, the Company performed the annual analysis on the remaining three buildings not in use and determined that their carrying values as of December, 31 2012, were less than the fair market value less costs to sell. As a consequence, no additional impairment loss was recorded in the 2012 consolidated statement of operations. The Company’s management estimated the fair value of these industrial buildings based on observable market transactions involving sales of comparable buildings and third party independent appraisals. As of December 31, 2012 the carrying value, net of the 2008 impairment loss, of the three remaining industrial buildings not in use is 3,842.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

11. Intangible assets

Intangible assets consist of the following, together with accumulated amortization:

2012	Gross carrying amount	Accumulated amortization	Net book value
Software	23,279	(19,499)	3,780
Trademarks, patents and other	12,725	(11,723)	1,002

Total	36,004	(31,222)	4,782

2011	Gross carrying amount	Accumulated amortization	Net book value
Software	21,592	(17,234)	4,358
Trademarks, patents and other	12,371	(11,670)	701

Total	33,963	(28,904)	5,059

Amortization expense recorded for these assets was 2,683, 3,714 and 3,850 for the years ended December 31, 2012, 2011 and 2010, respectively. Estimated amortization expense for the next five years is 2,694 in 2013, 1,492 in 2014, 208 in 2015,86 in 2016 and 41 in 2017.

12. Goodwill

At December 31, 2012 and 2011 the net book value of goodwill may be analyzed as follows:

	2012	2011
Gross amount	9,136	9,136
Less accumulated amortization	(9,055)	(8,875)

Total, net	81	261

The changes in the carrying amount of goodwill for the year ended December 31, 2012, 2011 and 2010 are as follows:

	2012	2011	2010
Balance, beginning of year	261	711	2,226
Increase for new acquisition	—	—	—
Reductions for amortization	(180)	(450)	(1,515)

Balance, end of year	81	261	711

The Goodwill is entirely related to a small operating unit named “Italian retail owned stores”.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

13. Bank overdrafts

Bank overdrafts consist of the following:

	2012	2011
Bank overdrafts	26,948	24,157

Bank overdrafts are payable on demand. The weighted average interest rates on the above overdrafts at December 31, 2012 and 2011 are as follows:

	2012	2011
Bank overdrafts	2.16%	1.91%

Letters of credit available to the Group amounted to 48,258 and 51,682 at December 31, 2012 and 2011, respectively. The unused portion of these letters of credit, for which no commitment fees are due, amounted to 1,093 and 12,749 at December 31, 2012 and 2011, respectively.

14. Accounts payable-trade

Accounts payable-trade totaling 63,328 and 63,543 at December 31, 2012 and 2011, respectively, represent principally amounts payable for purchases of goods and services in Italy and abroad, and include 27,564 and 22,110 at December 31, 2012 and 2011, respectively, denominated in foreign currencies.

15. Accounts payable-other

Accounts payable-other are analyzed as follows:

	2012	2011
Provision for warranties	5,804	7,180
Advances from customers	4,356	3,618
Cooperative advertising and quantity discount	4,347	3,891
Withholding taxes on payroll and on others	2,091	1,884
Other accounts payable	4,435	4,843

Total	21,033	21,416

“Other accounts payable” represents principally VAT payable.

The following table provides the movements in the “Provision for warranties”:

	2012	2011	2010
Balance, beginning of year	7,180	8,661	8,706
Charges to profit and loss	1,000	1,355	2,112
Reductions for utilization	(2,376)	(2,836)	(2,157)

Balance, end of year	5,804	7,180	8,661

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

16. Taxes on income

Italian companies are subject to two enacted income taxes at the following rates:

	2012	2011	2010
IRES (state tax)	27.50%	27.50%	27.50%
IRAP (regional tax)	4.82%	4.82%	4.82%

IRES is a state tax and is calculated on the taxable income determined on the income before taxes modified to reflect all temporary and permanent differences regulated by the tax law. The enacted IRES tax rate for 2012, 2011 and 2010 is 27.50% of taxable income.

IRAP is a regional tax and each Italian region has the power to increase the current rate of 3.90% by a maximum of 1.00%. In general, the taxable base of IRAP is a form of gross profit determined as the difference between gross revenues (excluding interest and dividend income) and direct production costs (excluding labor costs, interest expense and other financial costs). The enacted IRAP tax rate due in Puglia region for 2012, 2011 and 2010 is 4.82% (3.90% plus 0.92%).

Total income taxes for the years ended December 31, 2012, 2011 and 2010 are allocated as follows:

	2012	2011	2010
Current:
- Domestic	(1,856)	(1,842)	(1,980)
- Foreign	(8,309)	(836)	(5,285)

Total (a)	(10,165)	(2,678)	(7,265)

Deferred:
- Domestic	(1,000)	—	—
- Foreign	6,994	(6,206)	313

Total (b)	5,994	(6,206)	313

Total (a+b)	(4,171)	(8,884)	(6,952)

Certain foreign subsidiaries enjoy significant tax benefits, such as corporate income tax exemptions or reductions of the corporate income tax rates effectively applicable. The tax reconciliation table reported below shows the effect of such “tax exempt income” on the Group’s 2012, 2011 and 2010 income tax charge.

Consolidated “Net income/(loss) before income taxes” of the consolidated statement of operations for the year ended December 31, 2012, 2011 and 2010, is analyzed as follows:

	2012	2011	2010
Domestic	(11,144)	(22,553)	(11,414)
Foreign	(10,715)	12,560	7,385

Total	(21,859)	(9,993)	(4,029)

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The effective income taxes differ from the expected income tax expense (computed by applying the IRES state tax, which is 27.5% for 2012, 2011 and 2010, to income before income taxes and non-controlling interest) as follows:

	2012	2011	2010
Expected tax benefit at nominal tax rates	6,011	2,748	1,108
Effects of:
-Tax exempt income	1,109	1,505	1,376
-Aggregate effect of different tax rates in foreign jurisdictions	965	1,429	2,184
- Italian regional tax	(1,854)	(1,796)	(1,951)
- Expiration and write off tax loss carry-forwards	—	(10,086)	(1,080)
- Non-deductible expenses	(993)	(1,940)	(2,987)
- Provisions for contingent liabilities	—	—	—
- Depreciation and impairment of goodwill	(5)	(5)	(5)
- Effect of net change in valuation allowance established against deferred tax assets	(8,679)	(1,549)	(5,229)
- Tax effect of unremitted earnings	(725)	810	(366)

Actual tax charge	(4,171)	(8,884)	(6,952)

The effective income tax rates for the years ended December 31, 2012, 2011 and 2010 were 19.08%, 88.9% and 172.6%, respectively.

The related Income tax debt recorded for the years ended December 31, 2012 and 2011 is 9,199 and 1,335, respectively.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities at December 31, 2012 and 2011 are presented below:

	2012	2011
Deferred tax assets:
Tax loss carry-forwards	67,099	58,271
Provision for warranties	1,787	2,153
Allowance for doubtful accounts	3,411	3,699
Unrealized net losses on foreign exchange	347	355
Impairment of long-lived assets	2,231	2,288
One-time termination benefits	1,693	1,863
Inventory obsolescence	1,268	1,305
Goodwill and intangible assets	1,608	1,764
Intercompany profit on inventory	1,166	1,078
Provision for contingent liabilities	2,523	2,139
Provision for sales representatives	408	387

Total gross deferred tax assets	83,541	75,302
Less valuation allowance	(81,780)	(73,100)
Net deferred tax assets (a)	1,761	2,202

Deferred tax liabilities:
Unrealized net gains on foreign exchange	(529)	(842)
Unremitted earnings of subsidiaries	(137)	(412)
Withholding tax on unremitted earnings of subsidiaries	(1,000)	—
Government Grants	(570)	(570)
Other temporary differences	(96)	(6,906)

Total deferred tax liabilities (b)	(2,332)	(8,728)

Net deferred tax assets (liabilities) (a + b)	(571)	(6,528)

A valuation allowance has been established for most of the deductible tax temporary differences and tax loss carry-forwards.

The valuation allowance for deferred tax assets as of December 31, 2012 and 2011 was 81,780 and 73,101, respectively. The net change in the total valuation allowance for the years ended December 31, 2012 and 2011 was an increase of 8,679 and 1,549, respectively. In assessing the reliability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and the tax loss carry-forwards are utilized.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

In 2011 the Other temporary differences of 6,906 included the deferred tax liability related to the taxable net gain recorded in the Group consolidated financial statements as a consequence of the Chinese relocation (note 26), reversed in 2012 as consequence of the completion of certain formal and compliance requirements.

Starting from 2011, in Italy, a new tax rule has been adopted for tax losses carry forwards. From 2011 all net losses carried forward no longer expire, with the only limitation being that such loss carryforwards can be utilized to off-set a maximum of 80% of the taxable income in each following year. The new tax rule is applicable also to net losses recorded in previous periods.

Given the cumulative loss position of the Company and of most of the Italian and foreign subsidiaries as of December 31, 2012 and 2011, and despite the new tax rule described above, management has considered the scheduled reversal of deferred tax liabilities and tax planning strategies, in making their assessment. The management after a reasonable analysis as of December 31, 2012 and 2011 has not identified any relevant tax planning strategies prudent and feasible available to reduce the valuation allowance. Therefore, at December 31, 2012 and 2011 the realization of the deferred tax assets is primarily based on the scheduled reversal of deferred tax liabilities, except in certain historically profitable jurisdictions.

Based upon this analysis, management believes it is not “more likely than not” that Natuzzi Group will realize the benefits of these deductible differences and net operating losses carry-forwards, net of the existing valuation allowance at December 31, 2012 and 2011.

Net deferred income tax assets are included in the consolidated balance sheets as follows:

2012	Current	Non-current	Total
Gross deferred tax assets	3,306	80,235	83,541
Less Valuation allowance	(1,545)	(80,235)	(81,780)

Deferred tax assets	1,761	—	1,761
Deferred tax liabilities compensated	(1,236)	—	(1,236)

Net deferred tax assets	525	—	525

Deferred tax liabilities	(1,096)	—	(1,096)

Net deferred tax assets (liabilities)			(571)

2011	Current	Non-current	Total
Gross deferred tax assets	3,273	72,029	75,302
Less Valuation allowance	(1,483)	(71,617)	(73,100)

Deferred tax assets	1,790	412	2,202
Deferred tax liabilities compensated	(1,412)	(412)	(1,824)

Net deferred tax assets	378	—	378

Deferred tax liabilities	—	(6,906)	(6,906)

Net deferred tax assets (liabilities)			(6,528)

As of December 31, 2012, taxes that are due on the distribution of the portion of shareholders’ equity equal to unremitted earnings of some of the subsidiaries is 1,137 (412 at December 31, 2011) and the 10% of the withholding tax has also posted considering that these unremitted earnings will be distributed as dividends. The Group has provided for such taxes as the likelihood of distribution is probable.

As of December 31, 2012 the tax losses carried-forward of the Group total 231,525 and expire as follows:

2013	3,215
2014	1,020
2015	1,666
2016	1,208
2017	5,275
Thereafter	43,623
No expiration	175,518

Total	231,525

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

17. Salaries, wages and related liabilities

Salaries, wages and related liabilities are analyzed as follows:

	2012	2011
Salaries and wages	1,632	2,058
Social security contributions	3,384	2,451
Vacation accrual	2,951	3,531

Total	7,967	8,040

18. Long-term debt

Long-term debt at December 31, 2012 and 2011 consists of the following:

	2012	2011
0.25% long-term debt payable in semi-annual installments with final payment due July 2013	300	900
2.25% long-term debt payable in annual equal installments with final payment due May 30, 2015	885	1,165
3-month Euribor (360) plus a 1.0% spread long-term debt with final payment due August 2015	6,974	9,402
0.74% long-term debt payable in annual installments with final payment due April 2018	2,629	3,056

Total long-term debt	10,788	14,523
Less: (current installments)	(3,503)	(3,735)

Long-term debt, excluding current installments	7,285	10,788

The most significant long term debt of a nominal amount of 10,000 was obtained in 2010 with installments payable on a quarterly basis and with final payments due August 2015. This long term floating-rate provides variable installments based on the 3-month Euribor (360) plus a 1.0% spread. Out of the total amount, the Company received 9,000 in 2010 and 1,000 in 2011. During 2012 the Company timely paid all the installments of these long term loans.

Loan maturities after 2013 are summarized below:

2014	3,271
2015	2,685
2016	440
2017	442
Thereafter	447

Total	7,285

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

At December 31, 2012 and 2011 there are no covenants on the above long-term debt. In addition, at December 31, 2012 and 2011 there is no long-term debt denominated in foreign currencies.

Interest expense related to long-term debt for the years ended December 31, 2012, 2011 and 2010 was 209, 295 and 116 respectively. Interest expense is paid with the related installment (quarterly, semi-annual or annual).

19. Other liabilities

Other liabilities consist of:

	2012	2011
Provision for tax and legal proceedings	8,293	12,237
One-time termination benefits	6,135	6,703
Termination indemnities for sales agents	1,300	1,215
Other provisions	1,297	177

	17,025	20,332

The Group is involved in a number of certain and probable claims (including tax claims) and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters, after the provision accrued, will not have a material adverse effect on the Group’s consolidated financial position or results of operations. The changes in the balance of “Provision for tax and legal proceedings” for the year ended December 31, 2012, 2011 and 2010 are as follows:

Provision for tax and legal proceedings	2012	2011	2010
Balance, beginning of year	12,237	14,244	14,952
-Increase for new provision	740	2,492	3,812
-(Reductions)	(4,684)	(4,499)	(4,520)

Balance, end of year	8,293	12,237	14,244

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The “One-time termination benefits” include the amounts to be paid on the separation date of certain workers and have been determined by the Company based on the current applicable Italian law and regulations for involuntarily termination of employees. On September, 2011 the Company and the Trade Unions submitted a request to the Italian Ministry of Labor to access for 24 months (starting from October 16, 2011) to the unemployment benefits (Italian law July, 23 1991 n. 223 e D.M. August 20, 2002 n. 31444) granted by a special Social Security procedure called “CIGS—Cassa Integrazione Guadagni Straordinaria”. The average number of positions involved in the CIGS program within the Group’s Italian facilities for the 2011-2013 period is 1,273 and are currently employed in the Italian headquarters and production sites. On October, 2011 the Italian Ministry of Labor accepted the above request, and admitted the Company to a 24 months layoff period, in order to support the reorganization process of the Company that assumes a surplus of 1,060 employees at the end of the lay-off period (October 15, 2013). Based on the above signed agreement, the Company, at December 31, 2011 increased the One-time termination benefits reserve to 6,703 with an addition accrual of 5,446 (for the 1,060 employees to be dismissed) recorded as a non-operating expense, under the line “other income/(expense) net” of the consolidated statement of operations for the year ended December 31, 2011(see note 26).

One time termination benefit	2012	2011	2010
Balance, beginning of year	6,703	2,046	2,046
-Increase for new provision	—	5,446	—
-(Reductions)	(568)	(789)	—

Balance, end of year	6,135	6,703	2,046

During 2012 and 2011, the Company paid the one-time termination benefits of 568 and 789, respectively, to the workers terminated pursuant to individual agreements reached during the year.

The Company has not determined the effected employees interested by the above mentioned lay-off program and, therefore, no notification has been made to terminated employees.

20. Shareholders’ equity

The share capital is owned, as of December 31, as follows:

	2012	2011
Mr. Pasquale Natuzzi*	54.5%	53.5%
Mrs. Anna Maria Natuzzi	2.6%	2.6%
Mrs. Annunziata Natuzzi	2.5%	2.5%
Public investors	40.4%	41.4%

	100%	100%

*	through Invest 2003 S.r.l.

An analysis of the “Reserves” is as follows:

	2012	2011
Legal reserve	11,199	11,199
Monetary revaluation reserve	1,344	1,344
Government capital grants reserve	29,749	29,749
Majority shareholder capital contribution	488	488

Total	42,780	42,780

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The number of ordinary shares issued at December 31, 2012 and 2011 is 54,853,045. The par value of one ordinary share is euro 1.

Italian law requires that 5% of net income of the parent company and each of its consolidated Italian subsidiaries be retained as a legal reserve, until this reserve is equal to 20% of the issued share capital of each respective company. The legal reserve may be utilized to cover losses; any portion which exceeds 20% of the issued share capital is distributable as dividends. The combined legal reserves totaled 11,199 at December 31, 2012 and 2011, respectively.

During 2008 the majority shareholder made a contribution of 488 recorded by the Company under shareholder’s equity in the line item “reserves”. This contribution was made based on the rules which regulate the cost reimbursement grants related to research and development costs.

No taxes would be payable on the distribution of the government capital grants reserve.

The cumulative translation adjustment included in retained earnings of shareholders’ equity related to translation of the Group’s foreign assets and liabilities at December 31, 2012 was a debit of 3,875 (credit of 1,102 at December 31, 2011).

Non-controlling interest — Non-controlling interest shown in the accompanying consolidated balance sheet at December 31, 2012 is 2,524 (3,035 at December 31, 2011). The variation includes the effect of the:

- acquisition of the 9.16% of the shares of I.M.P.E. S.p.A. previously owned by third parties and now fully owned by Natuzzi S.p.A., at a price of 200.

- distribution in September 2012 of Rmb 47.7 million of retained earnings from Italsofa Shanghai (China) owned by Natuzzi S.p.A only for 96.50% that generated an impact of 186.

21. Commitments and contingent liabilities

Several companies of the Group lease manufacturing facilities and stores under non-cancellable lease agreements with expiry dates through 2023. Rental expense recorded for the years ended December 31, 2012, 2011 and 2010 was 17,931, 18,710 and 15,284, respectively. As of December 31, 2012, the minimum annual rental commitments are as follows:

2013	17,912
2014	18,004
2015	18,296
2016	18,883
2017	19,270
Thereafter	12,495

Total	104,860

Certain banks have provided guarantees at December 31, 2012 to secure payments to third parties amounting to 893 (3,295 at December 31, 2011). These guarantees are unsecured and have various maturities extending through December 31, 2015.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

On September, 2011 the Company and the Trade Unions submitted a request to the Italian Ministry of Labor to access for 24 months (starting from October 16, 2011) to the unemployment benefits (Italian law July, 23 1991 n. 223 e D.M. August 20, 2002 n. 31444) granted by a special Social Security procedure called “CIGS—Cassa Integrazione Guadagni Straordinaria”. The average number of positions involved in the CIGS program within the Group’s Italian facilities for the 2011-2013 period is 1,273 and are currently employed in the Italian headquarters and production sites. On October, 2011 the Italian Ministry of Labor accepted the above request, and admitted the Company to a 24-month layoff period, in order to support the reorganization process of the Company that assumes a surplus of 1,060 employees at the end of the lay-off period (October 15, 2013). Based on the above mentioned agreement, the Company, during the 24-month layoff period, has a formal commitment to make investments (equipment related to the production activities; marketing, sales and distribution network development; research and development; patents; trademarks; training requalification) for an average amount of 25,000 per year.

If at the end of the lay-off period (October 15, 2013) the “CIGS—Cassa Integrazione Guadagni Straordinaria” is not extended by the Italian Ministry of Labor, the Company will provide the surplus employees with formal notice of their termination.

22. Segmental and geographical information

The Group operates in a single industry segment, that is, the design, manufacture and marketing of contemporary and traditional leather and fabric upholstered furniture. It offers a wide range of upholstered furniture for sale, manufactured in production facilities located in Italy and abroad (Romania, Brazil and China).

Net sales of upholstered furniture analyzed by coverings are as follows:

Sales of upholstered furniture	2012	2011	2010
Upholstered furniture—Leather	389,778	403,032	431,089
Upholstered furniture—Fabric	19,627	22,243	29,441

Subtotal	409,405	425,275	460,530

Other sales	59,439	61,089	58,104

Total	468,844	486,364	518,634

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

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

“Other sales” includes sales of excess volumes of polyurethane foam, leather by-products and certain pieces of furniture (coffee tables, lamps and rugs) which, for 2012, 2011 and 2010 totaled 56,400, 61,089 and 58,104, respectively. Furthermore, for 2012 only, the “Other sales” item also includes 3,180 as a reversal of accruals made by the Company in previous years. See Note 29(m).

The following tables provide information upon the net sales of upholstered furniture and of long-lived assets by geographical location. Net sales are attributed to countries based on the location of customers.

	2012	2011	2010
Sales of upholstered furniture
United States of America	108,137	94,192	114,113
Italy	34,121	46,151	51,694
England	32,261	32,384	33,814
Canada	45,024	35,580	40,769
France	19,195	21,049	24,121
Spain	13,587	21,556	27,305
Belgium	14,185	19,412	23,251
Germany	16,984	20,719	18,318
Holland	7,552	9,961	10,476
Australia	12,758	12,282	15,157
China	9,491	10,484	8,013
Other countries (none greater than 2%)	96,110	101,505	93,499

Total	409,405	425,275	460,530

23. Cost of sales

Cost of sales is analyzed as follows:

	2012	2011	2010
Opening inventories	93,537	87,356	81,564
Purchases	186,579	211,403	208,738
Labor	75,699	79,148	75,772
Third party manufacturers	11,212	10,305	12,439
Other manufacturing costs	29,089	31,393	30,344
Closing inventories	(82,269)	(93,537)	(87,356)

Total	313,847	326,068	321,501

The line item “Other manufacturing costs” includes the depreciation expenses of property plant equipment used in the production of finished goods. This depreciation expense amounted to 9,505, 9,472 and 11,457 for the years ended December 31, 2012, 2011 and 2010, respectively.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

24. Selling expenses

Selling expenses is analyzed as follows:

	2012	2011	2010
Salaries	21,526	26,950	26,875
Fairs	3,339	2,984	2,927
Commissions	9,697	9,107	10,402
Freight	40,293	39,434	45,796
Promotion	1,690	1,863	1,650
Advertising	19,527	24,333	28,072
Depreciations	4,057	5,367	7,644
Product repairs	4,594	4,046	4,104
Samples	900	1,419	1,366
Credit insurance cost	527	611	564
Bad debts	471	1,695	430
Other commercial insurance cost	548	580	463
Other Freight costs	7,323	6,924	4,912
Rent	13,008	13,908	12,989
Consultancy	707	765	1,221
Utilities	2,278	2,583	2,629
Other	1,931	1,722	2,223

Total	132,417	144,290	154,267

25. General and administrative expenses

General and administrative expenses is analyzed as follows:

	2012	2011	2010
Salaries	17,998	17,013	17,059
Consultancy	4,127	4,380	4,631
Electronic data processing	196	300	227
Mail & Phone	1,085	1,382	1,281
Other	2,109	1,877	2,224
Printing & Stationery	643	791	719
Depreciations	3,470	4,160	4,318
Travel expenses	5,148	7,004	6,061
Cars cost	1,214	1,459	1,380
Directors and auditors—fees	982	1,368	1,363
Non deductibles and indirect taxes	2,890	3,564	3,205

	39,862	43,298	42,468

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

26. Other income /(expense), net

Other income/(expense), net is analyzed as follows:

	2012	2011	2010
Interest income	1,561	1,373	576
(Interest expense and bank commissions)	(1,719)	(1,860)	(1,575)

Interest income/(expense), net	(158)	(487)	(999)
Gains (losses) on foreign exchange, net	(3,396)	1,042	1,935
Unrealized exchange gain (losses) on exchange derivative instruments, net	908	(594)	(888)
Other, net	(1,931)	17,338	(4,475)

Total	(4,577)	17,299	(4,427)

“Gains (losses) on foreign exchange, net” are related to the following:

	2012	2011	2010
Net realized gains (losses) on exchange derivative instruments	(1,101)	1,933	(3,057)
Net realized gains (losses) on accounts receivable and payable	2,309	(1,247)	6,801
Net unrealized gains (losses) on accounts receivable and payable	(4,604)	356	(1,809)

Total	(3,396)	1,042	1,935

“Other, net” are related to the following:

	2012	2011	2010
Provisions for contingent liabilities	(740)	(2,492)	(3,812)
Impairment losses of long-lived assets	(864)	(1,036)	—
One-time termination benefits	—	(5,446)	—
Chinese relocation compensation	—	46,691	—
Expenses for the Chinese relocation	—	(21,631)	—
Write-off of fixed assets	(339)	(311)	(454)
Other, net	12	1,563	(209)

Total	(1,931)	17,338	(4,475)

Provisions for contingent liabilities—The Company has charged to other income (expense), net in 2012, 2011 and 2010 the amount of 740, 2,492 and 3,812, respectively, for the estimated probable liabilities related to some claims (including tax claims) and legal actions in which it is involved.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

During 2012 the Group has charged to other income (expense), net the amount of 114 for the probable tax contingent liabilities related to income taxes and other taxes of the parent company and some foreign subsidiaries. The remaining amount of 626 of the provisions for contingent liabilities is related to several minor claims and legal actions arising in the ordinary course of business.

During 2011 the Group charged to other income (expense), net the amount of 1,358 for the probable tax contingent liabilities related to income taxes and other taxes of the parent company and some foreign subsidiaries. The remaining amount of 1,134 of the provisions for contingent liabilities is related to several minor claims and legal actions arising in the ordinary course of business.

During 2010 the Company charged to other income (expense), net the amount of 1,033 for the probable tax contingent liabilities related to income taxes and other taxes of some foreign subsidiaries. The remaining amount of 2,779 of the provisions for contingent liabilities is related to several minor claims and legal actions arising in the ordinary course of business.

Impairment losses of long-lived assets — In 2012 the Company performed an impairment review of its fixed assets related to retail stores in Spain and an impairment loss of 864 was recorded. The Company determined the fair value of the reporting unit and compared it with the carrying value of its fixed assets.

In 2011 the Company performed the annual impairment analysis of some Brazilian plants with a third-party independent appraisal and this resulted in an impairment loss of 1,036 recorded under the line other income (expense), net of the consolidated statement of operations for the year ended December 31, 2011.

One-time termination benefits — In September 2011, the Company and the Trade Unions submitted a request to the Italian Ministry of Labor to access for 24 months (starting from October 16, 2011) to the unemployment benefits (Italian law July, 23 1991 n. 223 e D.M. August 20, 2002 n. 31444) granted by special Social Security procedure called “CIGS—Cassa Integrazione Guadagni Straordinaria”. The average number of positions involved in the CIGS program within the Group’s Italian facilities for the 2011-2013 period is 1,273 and are currently employed in the Italian headquarters and production sites. On October, 2011 the Italian Ministry of Labor accepted the above request, and admitted the Company to a 24 months layoff period, in order to support the reorganization process of the Company that assumes a surplus of 1,060 employees at the end of the lay-off period (October 15, 2013). Based on the above signed agreement, the Company, at December, 2011 increased the One-time termination benefits reserve with an accrual of 5,446 (for the 1,060 employees to be dismissed) recorded as a non-operating expense, under the line “other income/(expense) net” of the consolidated statement of operations for the year ended December 31, 2011. No additional accruals were made for the year ended December 31, 2012.

Chinese relocation compensation — On January 26, 2011 Italsofa Shanghai ltd (a Chinese subsidiary) signed an agreement with the Shanghai Municipality and Shanghai n.12 Metro Line Development Co. Ltd to abandon the industrial site and relocate to another industrial site. In April 2011, this agreement was executed and Italsofa Shanghai relocated its manufacturing process to a new industrial site. As a consequence of the signed agreement Italsofa Shanghai collected a relocation compensation amount of 46,691 (equal to RMB 420 million), which was recorded as non-operating income, under the line “other income/(expense) net” of the consolidated statement of operations for the year ended December 31, 2011.

Expenses for the Chinese relocation — As a consequence of the above relocation, all fixed assets owned by Italsofa Shanghai that were not transferred in the new industrial site (the industrial building and some machines and equipment) were written-off recording a loss of 18,388 (equivalent to RMB 165 Mln). In addition the Chinese subsidiary recorded other extraordinary expenses for employees compensation and fees of 3,243 (equivalent to RMB 28 Mln). The consolidated statement of operations for the year ended December 31, 2011 includes under the line “other income/(expense) net” the cumulative expenses for the Chinese relocation of 21,631.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Write off of fixed assets—The write off of fixed assets includes the net book value of those fixed assets that refer mainly to damaged items and that were no longer in conformity with the production quality standards. As of December 31, 2012, 2011 and 2010 the write offs of fixed assets amount to 339, 311 and 454, respectively.

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

The Group is exposed to credit risk in the event that the counterparties to the domestic currency swaps and zero cost collars fail to perform according to the terms of the contracts. The contract amounts of the domestic currency swaps and zero cost collars described below do not represent amounts exchanged by the parties and, thus, are not a measure of the exposure of the Group through its use of those financial instruments. The amounts exchanged are calculated on the basis of the contract amounts and the terms of the financial instruments, which relate primarily to exchange rates. The immediate credit risk of the Group’s domestic currency swaps is represented by the unrealized gains or losses on the contracts. Management of the Group enters into contracts with creditworthy counter-parties and believes the risk of material loss from such credit risk to be remote. The table below summarizes in euro equivalent the contractual amounts of forward exchange contracts and zero cost collars used to hedge principally future cash flows from accounts receivable and sales orders at December 31, 2012 and 2011:

	2012	2011
U.S. dollars	10,101	11,493
Euro	9,479	14,264
Canadian dollars	13,588	5,041
British pounds	7,231	6,950
Australian dollars	3,719	3,800
Swiss francs	0	984
Norwegian kroner	1,071	481
Swedish kroner	387	630
Japanese yen	1,811	2,452

Total	47,386	46,095

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

	2012		2011
	Contract	Unrealized	Contract	Unrealized
	amount	gains (losses)	amount	gains (losses)
Assets	39,684	907	17,537	36
Liabilities	7,702	1	28,558	(630)

Total	47,386	908	46,095	(594)

At December 31, 2012, 2011 and 2010, the exchange derivative instruments contracts had a net unrealized income (expense), of 908, (594) and (888), respectively. These amounts are recorded in other income (expense), net in the consolidated statements of operations (see note 26).

Unrealized gains (losses) on forward exchange contracts are determined by using quoted prices in active markets for similar forward exchange contracts.

The fair value of zero cost collars is determined using pricing models developed based on the exchange rates in active markets.

Refer to note 3 (c) for the Group’s accounting policy on forward exchange contracts and zero cost collars.

28. Fair value of financial instruments

The following table summarizes the carrying value and the estimated fair value of the Group’s financial instruments:

	2012		2011
	Carrying	Fair	Carrying	Fair
	value	value	value	value
Assets:
-Marketable debts securities	4	4	4	4
Liabilities:
-Long-term debt	10,788	10,169	14,523	13,503

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

The calculation of net loss and shareholders’ equity in conformity with US GAAP is as follows:

Reconciliation of net loss:

	2012	2011	2010
Net loss attributable to Natuzzi S.p.A. and subsidiaries in conformity with Italian GAAP	(26,104)	(19,586)	(11,078)

Adjustments to reported income:
(a) Revaluation of property, plant and equipment	28	28	27
(b) Government grants	619	626	640
(c) Revenue recognition	—	2,599	(1,462)
(d) Goodwill and intangible assets	(1,056)	(5,756)	505
(e) Translation of foreign financial statements	2,677	4,565	2,896
(f) One-time termination benefits	(568)	4,657	—
Tax effect of US GAAP adjustments	(5,123)	(201)	(398)

Net loss attributable to Natuzzi S.p.A. and subsidiaries in conformity with US GAAP	(29,527)	(13,068)	(8,870)

Basic loss per share in conformity with US GAAP	(0.54)	(0.24)	(0.16)
Diluted loss per share in conformity with US GAAP	(0.54)	(0.24)	(0.16)

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Reconciliation of equity attributable to Natuzzi S.p.A. and Subsidiaries:

	2012	2011
Equity attributable to Natuzzi S.p.A. and Subsidiaries in conformity with Italian GAAP	281,137	310,477

(a) Revaluation of property, plant and equipment	(424)	(452)
(b) Government grants	(9,543)	(10,161)
(c) Revenue recognition	(3,558)	(3,558)
(d) Goodwill and intangible assets	(81)	977
(e) Translation of foreign financial statements	10,469	4,553
(f) One-time termination benefits	6,135	6,703
(g) Long-lived assets	388	388
Tax effect of US GAAP adjustments	(5,418)	(295)

Equity attributable to Natuzzi S.p.A. and Subsidiaries in conformity with US GAAP	279,105	308,632

The condensed consolidated balance sheets as at December 31, 2012 and 2011, and the condensed consolidated statements of operations for the years ended December 31, 2012, 2011 and 2010, which include all the US GAAP differences commented below are as follows:

Condensed Consolidated Balance Sheets as at December 31, 2012 and 2011

	Dec. 31, 2012	Dec. 31, 2011
ASSETS
Current assets	301,772	322,961
Non-current assets	178,871	188,015

TOTAL ASSETS	480,643	510,976

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	132,810	122,831
Non-current liabilities	66,204	76,478
Equity attributable to Natuzzi S.p.A. and Subsidiaries	279,105	308,632
Non-controlling interest	2,524	3,035

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	480,643	510,976

Condensed Consolidated Statements of Operations Years Ended December 31, 2012, 2011 and 2010

	2012	2011	2010
Net sales	459,271	488,321	510,755
Cost of sales	(318,148)	(333,771)	(321,892)

Gross profit	141,123	154,550	188,863
Selling expenses	(122,963)	(143,180)	(146,741)
General and administrative expenses	(37,623)	(43,298)	(42,468)

Operating income/(loss)	(19,463)	(31,928)	346
Other income /(expenses), net	(666)	28,529	(1,469)

Net income/(loss) before income taxes	(20,129)	(3,399)	(1,815)
Income taxes	(9,324)	(8,960)	(6,958)

Net income /(loss)	(29,453)	(12,359)	(8,773)
Less: Net income attributable to non-controlling interest	74	709	97

Net loss attributable to Natuzzi S.p.A. and subsidiaries	(29,527)	(13,068)	(8,870)

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The tables below set forth the reconciliation of net sales and operating income (loss) from Italian GAAP to US GAAP for the years ended December 31, 2012, 2011 and 2010:

Reconciliation of net sales from Italian GAAP to US GAAP

	2012	2011	2010
Net sales in conformity with Italian GAAP	468,844	486,364	518,634

(b) Government grants (reclassification)	(470)	(542)	(748)
(c) Revenue recognition (adjustment)	(600)	7,000	(4,893)
(i) Cost paid to resellers (reclassification)	(5,323)	(4,501)	(2,238)
(m) Contingent liabilities reversal (reclassification)	(3,180)	—	—

Net sales in conformity with US GAAP	459,271	488,321	510,755

Reconciliation of operating loss from Italian GAAP to US GAAP

	2012	2011	2010
Operating income/(loss) in conformity with Italian GAAP	(17,282)	(27,292)	398

(a) Revaluation prop, plant and equ. (adjustment)	28	28	27
(b) Government grants (adjustment)	619	626	640
(c) Revenue recognition (adjustment)	—	2,599	(1,462)
(d) Goodwill and intangible assets amortization (adjustment)	(116)	156	1,211
(d) Goodwill and intangible assets impairment (adjustment)	(941)	(5,910)	(706)
(f) One-time termination benefits (adjustment)	(568)	(789)	—
(g) Impairment of Long-lived assets (reclassification)	(864)	(1,036)	—
(h) Write-off of fixed assets (reclassification)	(339)	(311)	(454)

Operating income/(loss) in conformity with US GAAP	(19,463)	(31,928)	346

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

Amortization of deferred income related to grants recognized as revenues under Italian GAAP of 470, 542 and 748 for the years ended December 31, 2012, 2011 and 2010 respectively would be reclassified to depreciation expense and recorded in cost of goods sold under US GAAP, in the period such amounts are recognized.

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

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The principal effects of this variance on the accompanying consolidated balance sheets as of December 31, 2012 and 2011 and related consolidated statements of operations for each of the years in the three-year period ended December 31, 2012 are indicated below:

	2012	2011
	Effects	Effects
	Increase	Increase
	(Decrease)	(Decrease)
Effect of revenue recognition adjustment on
Trade receivables, net	(17,100)	(16,500)
Inventories	11,440	11,062

Total effect on current assets (a)	(5,660)	(5,438)

Accounts payable-trade	(2,103)	(1,880)
Income taxes	—	—

Total effect on current liabilities (b)	(2,103)	(1,880)

Total effect on shareholders’ equity (a-b)	(3,558)	(3,558)

	2012	2011	2010
Effect of revenue recognition adjustment on
Net sales	(600)	7,000	(4,893)
Gross profit	(222)	3,492	(2,141)
Operating income/(loss)	—	2,599	(1,462)
Net Income/(loss)	—	2,599	(1,875)

(d) Under Italian GAAP, the Company amortizes the goodwill arising from business acquisitions on a straight-line basis over a period of five years. In addition, under Italian GAAP, the Company has allocated certain intangible assets, having definite lives and arising from a business acquisition and asset acquisition under the caption goodwill.

Under US GAAP, in accordance with Accounting Standards Certification (“ASC”) 350, Intangible, Goodwill and Other, the Company do not amortize goodwill. The Company annually assesses goodwill impairment at the end of its fiscal year by applying a fair value test. In the first step of testing for goodwill impairment, the Company estimates the fair value of each reporting unit, which we have determined to be the geographic operating segments and compare the fair value with the carrying value of the net assets assigned to each reporting unit. The above U.S. and Italian GAAP goodwill is entirely related to a small reporting unit named “Italian retail owned stores”. If the fair value is less than its carrying value, then a second step would be performed to determine the fair value of the goodwill. In this second step, the fair value of goodwill is determined by deducting the fair value of a reporting unit’s identifiable assets and liabilities from the fair value of the reporting unit as a whole, as if that reporting unit had just been acquired and the purchase price were being initially allocated. If the fair value of the goodwill is less than its carrying value for a reporting unit, an impairment charge would be recorded.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The changes in the carrying amount of goodwill, intangible assets and US deferred taxes arising from business and asset acquisitions are as follows:

	Goodwill		Intangibles		US Deferred Taxes
	US	Italian	US	Italian	Goodwill	Intangible
Balance at Dec.31, 2009	6,911	2,227	1,542	—	(194)	(485)

Impairment	(706)	—	—	—	—	—
Amortization	—	(1,516)	(305)	—	(80)	95

Balance at Dec. 31, 2010	6,205	711	1,237	—	(274)	(390)

Impairment	(5,910)	—	—	—	274	—
Amortization	—	(450)	(296)	—	—	95

Balance at Dec.31, 2011	295	261	941	—	—	(295)

Impairment	(295)	—	(645)	—	—	202
Amortization	—	(180)	(296)	—	—	93

Balance at Dec.31, 2012	—	81	—	—	—	—

In 2010 Natuzzi performed its annual impairment review of goodwill and an impairment loss of 706 was recorded. An impairment loss arose due, in particular, to the decline in cash flow projections related to the uncertain prospects for full economic recovery in Italy. The 2010 discount rate used to discount future cash flow and the expected level of sales of finished products remained substantially unchanged compared to 2009. The impairment loss resulted primarily from a decrease in expected cash flows.

In 2011, the Company performed its annual impairment test, which resulted in the impairment charge of 5,910. As part of its 2011 close process, Natuzzi revised its sales growth projections for the Italian retail owned stores as the recovery in the Italian retail furniture market failed to materialize with the strength anticipated, following the crisis started in prior years. In addition the domestic and Eurozone credit crisis experienced in 2011 negatively impacted the Company’s results and management’s expectations for the economic recovery in Italy where private consumption remains weak. In addition, in 2011, the Italian Government passed significant tax, social security, and other extraordinary measures in order to meet the European Commission and European Financial Stability Facility requirements. Such measures were recognized by the International community as a positive step in the right direction, but also resulted in a negative impact in the medium to short-term growth expectation of consumer demand and the overall market recovery.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

As a result of the factors described above and the resulting revisions in the expected level of sales of finished products through its Italian retail owned stores, as well as the related operating income, the Company concluded that the carrying value of the goodwill related to such operating unit as of December 31, 2011 was less than the fair value of the reporting unit based on the step one impairment test required by ASC 350. The Company performed the required step two of the impairment test by comparing the implied fair value of goodwill to its carrying amount. The fair value of the reporting unit as of December 31, 2011 was determined based on a discounted cash flow analysis, which requires significant assumptions and estimates about the future operations of the reporting unit. Significant judgments inherent in this analysis include the determination of appropriate discount rates, the amount and timing of expected future cash flows and growth rates. The cash flows employed in our 2011 discounted cash flow analyses were based on 2012-2014 year financial forecasts developed internally by management. The key inputs that were used in performing the impairment tests related to the estimated long term growth rate of 0.5% (1% in 2010), the weighted average cost of capital equal to 9.67% (9.91% in 2010), and an estimated average growth rate in sales of 2.5% (6% in 2010) for the subsequent years.

In 2012 Natuzzi performed its annual impairment test of goodwill and an impairment loss of 295 was recorded. The Company determined the fair value of the reporting unit on a discounted cash flow basis. An impairment loss arose due, in particular, to the continued decline in cash flow projections related to the uncertain prospects for full economic recovery in Italy, since private consumption was negatively impacted by a general weakness in the job market, high levels of public indebtedness, and a decreasing level of savings among families. As a result of the impairment test, the implied fair value of goodwill was zero and therefore, the Company recorded an impairment charge of 645 for the residual amount of the intangibles with a cumulative impairment loss of 941. The key inputs that were used in performing the impairment tests related to the estimated long term growth rate of 0.5% (the same in 2011), the weighted average cost of capital equal to 12.47% (9.67% in 2011), and an estimated average growth rate in sales of 5% (2.5% in 2011) for the subsequent years.

Under US GAAP the impairment losses of 941 for 2012, 5,910 for 2011 and of 706 for 2010, respectively, have been classified as “general and administrative expenses” and are included as part of operating loss. In prior years, these impairment losses were not included in the reconciliation of operating loss and classified under the line “other income/(expenses), net”. These reclassifications are not material to the financial statements.

(e) Under Italian GAAP as of December 31, 2012, 2011 and 2010, the financial statements of the foreign subsidiaries expressed in a foreign currency are translated directly into euro as follows: (i) year-end exchange rate for assets, liabilities, share capital and retained earnings and (ii) average exchange rates during the year for revenues and expenses. The resulting exchange differences on translation are recorded as a direct adjustment to shareholders’ equity (see note 3 d)).

Under US GAAP as of December 31, 2012, 2011 and 2010 the Natuzzi’s foreign subsidiaries financial statements have been translated on the basis of the guidance included in ASC No. 830-20, Foreign Currency Transactions (Formerly FASB Statement No. 52). Under US GAAP, foreign subsidiaries are considered to be an integral part of Natuzzi due to various factors including significant intercompany transactions, financing, and cash flow indicators. Therefore, the functional currency for these foreign subsidiaries is the functional currency of the parent, namely the euro. As a result all monetary assets and liabilities are remeasured, at the end of each reporting period, using euro and the resulting gain or loss is recognized in the consolidated statements of operations. For all non-monetary assets and liabilities, share capital and retained earnings historical exchange rates are used. The average exchange rates during the year are used for revenues and expenses, except for those revenues and expenses related to assets and liabilities translated at historical exchange rates. The resulting exchange differences on translation are recognized in the statements of operations.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

At December 31, 2012, 2011 and 2010 the US GAAP difference arises due to the requirement to use the local currency as the functional currency under Italian GAAP as compared to US GAAP, which requires that the functional currency be determined based on certain indicators which may, or may not result in the local currency being determined to be the functional currency. Consequently, the Company recorded in the US GAAP reconciliation (a) income of 2,677 for 2012, 4,565 for 2011 and of 2,896 for 2010, respectively; and (b) an increase in shareholders’ equity of 10,467 and 4,553 for 2012 and 2011, respectively.

(f) Under Italian GAAP, the Company during 2008 recognized the cost of one-time termination benefits of 4,605 related to the employees to be terminated on a involuntary basis as indicated in the plan of termination.

During 2011, the Company recognized additional cost of one-time termination benefits of 5,446 related to the employees to be terminated on an involuntary basis at the end of 24 months special Social Security procedure called “CIGS—Cassa Integrazione Guadagni Straordinaria”, starting from October 16, 2011 to October 15, 2013 (see note 26).

During 2012, no additional accrual was made and the Company paid 568 of one-time termination benefits to the workers terminated pursuant to individual agreements.

In accordance with Italian GAAP this cost has been recognized in 2011 and 2008 as in such year the Company has formally decided to adopt the termination plan (approval by the Board of Directors) and is able to reasonably estimate the related one-time termination benefits.

The Company has not determined the effected employees interested by the above mentioned lay-off program and, therefore, no notification has been made to terminated employees. Under Italian GAAP for the recognition of the cost for the termination benefits related to the terminated workers the communication or announcement to third parties of the plan of termination of workers is not relevant.

ASC No. 420, Exit or Disposal Obligations, paragraph 8 states that the liability for the one-time termination benefits provided to current employees that are involuntarily terminated under the terms of a benefit arrangement that, in substance, is not an ongoing benefit arrangement or an individual deferred compensation contract is measured and recognized if a one-time arrangement exist at the date the plan of termination meets all the following criteria and has been communicated to the employees: (a) management, having the authority to approve the action, commits to a plan of termination; (b) the plan identifies the number of employees to be terminated, their job classifications or functions and their locations, and the expected completion date; (c) the plan establishes the terms of the benefit arrangement, including the benefits that employees will receive upon termination (including but not limited to cash payments), in sufficient detail to enable employees to determine the type and amount of benefits they will receive if they are involuntarily terminated; (d) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

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

Under US GAAP, considering the guidance of ASC 420, the one-time termination benefits has to be recorded in the consolidated statement of operations when the termination plan is communicated to the employees and meets all the criteria indicated in ASC 420. Therefore, under US GAAP the cost of the one-time termination benefits of 5,446 less amounts paid during the year of 789 has been reversed out of the consolidated statement of operations for the year ended December 31, 2011.

During 2012, the Company paid one-time termination benefits of 568 to the workers terminated pursuant to individual agreements that were reached.

The residual difference of equity under US GAAP of 6,135 is attributable to the 1,060 workers that the Company decided to terminate on an involuntary basis (see notes 19), but where all the criteria in ASC 420 have not been met.

(g) The Company in order to improve its worldwide manufacturing efficiency, in 2008 decided to close and try to sell one of the two Brazilian manufacturing plants located in Pojuca - State of Bahia, recording an impairment loss. Under US GAAP the impairment loss has been measured by the amount by which the carrying value exceeds its fair value less cost to sell of 388. The difference between Italian GAAP and US GAAP related to costs to sell was reported in the US GAAP reconciliation for the year ended December 31, 2008 and continues to be reflected as an adjustment in the equity reconciliation.

During 2011, the Company performed an impairment test of its Pojuca plant in Brazil and determined that its carrying value as of December 31, 2011 exceeds its fair value. No cost to sell has been considered in the evaluation of the 2011 fair value measurement. Therefore, as of December 31, 2011 the carrying value of Pojuca plant was reduced to its fair value. This resulted in an impairment loss of 1,036, that under Italian GAAP was classified under the line “other income /(expense), net” in the consolidated statement of operations for the year ended December 31, 2011 (see note 26). Under US GAAP these impairment losses were classified as “general and administrative expenses” and were included as part of operating loss.

Further, there is no difference between Italian GAAP and US GAAP regarding the classification of the manufacturing facility of Brazil and industrial building of Italy in the consolidated balance sheets as of December 31, 2012, 2011 and 2010 as under both US GAAP and Italian GAAP, these assets are classified under the line property, plant and equipment held and used (see note 10).

Furthermore, under Italian GAAP the Company has stopped the depreciation process related to the Brazilian manufacturing facility, whereas under US GAAP such process has not been stopped. Notwithstanding such GAAP difference, and because of a different foreign currency translation process of the financial statements, as described in Note 29(e), the reconciliations of the net result and net equity were not affected.

In addition, during 2012 the Company performed an impairment review of its fixed assets related to retail stores in Spain and an impairment loss of 864 was recorded. Under Italian GAAP the impairment losses of the retails stores in Spain of 864 for the year ended December 31, 2012 have been classified under the line “other income /(expense), net” in the consolidated statement of operations for the year ended December 31, 2012. Under US GAAP these impairment losses have been classified as “general and administrative expenses” and have been included as part of operating loss.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

(h) During 2012, 2011 and 2010 the Company under Italian GAAP has recognized the write-off of tangible assets of 339, 311 and of 454, respectively, as part of non-operating loss. Under US GAAP such write-off charge would be included as part of operating loss.

(i) Under Italian GAAP certain costs paid to resellers are reflected as part of selling expenses. Under US GAAP, in accordance with ASC No. 605-50 (Revenue Recognition – Customer Payments and Incentive) (Formerly EITF 01-09), these costs should be recorded as a reduction of net sales. Such expenses include advertising contributions paid to resellers which amounted at December 31, 2012, 2011 and 2010 to 5,323, 4,501 and 2,238, respectively.

(j) Under Italian GAAP, the Company includes its warranty cost as a component of selling expenses in the consolidated statement of operations. Under US GAAP, warranty costs would be included as a component of cost of sales. For the years ended December 31, 2012, 2011 and 2010 warranty cost amounting to 4,593, 4,046 and 4,104, respectively, would be reclassified from selling expenses to cost of sales under US GAAP.

(k) Under Italian GAAP the Company includes provisions for contingent tax liabilities under the line other income (expense), net in the consolidated statement of operations. For the years ended December 31, 2012, 2011 and 2010, these income taxes provisions are approximately 31, 658 and 392, respectively. Under US GAAP these amounts would be classified in the line income taxes of the consolidated statements of operations.

(l) Under Italian GAAP the Company records a tax contingent liability (income tax exposure) when it is probable that the liability has been incurred and the amount of the loss can be reasonably estimated.

The Company adopted the provisions of ASC No. 740-10, Income Taxes Overall, on January 1, 2007. ASC 740 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a threshold of more-likely-than-not for recognition of tax benefits and liabilities on uncertain tax position taken or expected to be taken in a tax return. ASC 740 also provides related guidance on measurement, derecognition, classification, interest and penalties, and disclosure. As a result of the implementation of ASC 740 as of January 1, 2007, the Company did not recognize any increase or decrease in the liability for unrecognized tax benefits, in respect of the Italian GAAP.

There are no differences between the amounts recognized by the Company under ASC 740 and the amounts recognized under Italian GAAP.

The following table provides the movements in the liability for unrecognized tax benefits for the years ended December 31, 2012 and 2011:

	2012	2011
Balance, beginning of the year	1,072	1,552
Additions based on tax positions related to the current year	—	23
Additions for tax positions of prior years	31	706
Foreign exchange	(42)	(216)
Reductions due to statute of limitations expiration	—	(604)
Settlements	(520)	(389)

Balance, end of year	541	1,072

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The Company recognized interest and penalties, accrued in relation to the uncertainties in income taxes disclosed above, in other income (expense), net. During the years ended December 31, 2012, 2011 and 2010, the Company recognized approximately 2, (929), and 3 in interest and penalties, respectively. The total provision for the payment of interest and penalties as at December 31, 2012 and 2011 amounted to approximately 608 and 786, respectively. At December 31, 2012 and 2011 there are 134 and 128, respectively, of unrecognized tax benefits that if recognized would affect the annual effective tax rate. The Company anticipates that it is reasonably possible that no material additional tax benefits will be recognized within the next 12 months.

The Company operates in many foreign jurisdictions. With no material exceptions, the Company is no longer subject to examination by tax authorities for years prior to 2008.

(m) During 2012, certain legal and tax claims pertaining to the Company’s Brazilian subsidiary, Italsofa Nordeste S.A., were reversed due to a favorable decision by the relevant court and due to the expiration of the relevant statute of limitations, respectively. Based on this favorable decision, the Company, with assistance from its advisors, has evaluated the likelihood of loss arising from these claims as remote and, therefore, the Company reversed the accrual made in previous years.

Under Italian GAAP the Company classified this reversal under the line “net sales” (other revenues) for 3,180. Under US GAAP this reversal would be reclassified from net sales to “general and administrative expenses” as part of the operating results.

(n) The consolidated statements of cash flows for the years ended December 31, 2012, 2011 and 2010 prepared by the Company under Italian GAAP is in conformity with US GAAP ASC No. 230, Statement of Cash Flow (Formerly FASB Statement No. 95).

Comprehensive Income — Comprehensive income/(loss) generally encompasses all changes in shareholders’ equity (except those arising from transactions with owners). The Company’s comprehensive income (loss) under U.S. GAAP does not differ from its U.S. GAAP net income (loss) indicated in Note 29.

Recently issued Accounting Pronouncements — Recently issued but not yet adopted U.S. Accounting pronouncements relevant for the Company are as follows:

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
Name: Pasquale Natuzzi
Title: Chief Executive Officer

Date: April 30, 2013

Exhibit Index

1.1	English translation of the by-laws (Statuto) of the Company, as amended and restated as of January 24, 2008 (incorporated by reference to the Form 20-F filed by Natuzzi S.p.A. with the Securities and Exchange Commission on June 30, 2008, file number 1-11854).

2.1	Deposit Agreement dated as of May 15, 1993, as amended and restated as of December 31, 2001, among the Company, The Bank of New York, as Depositary, and owners and beneficial owners of ADRs (incorporated by reference to the Form 20-F filed by Natuzzi S.p.A. with the Securities and Exchange Commission on July 1, 2002, file number 1-11854).

4.1	Lease Contract for Customized Standard Factory Building, entered into between Shanghai Yuanchao Electronic Science and Technology Co., Ltd. and Natuzzi China Ltd., dated as of March 22, 2010 (incorporated by reference to Exhibit 4.1 to the Form 20-F filed by Natuzzi S.p.A. with the Securities and Exchange Commission on April 30, 2012, filed number 1-11854).

8.1	List of Significant Subsidiaries.

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.