Form 20-F
period 2013-12-31
NATUZZI S P A
filed 2014-04-30
CIK 900391

Natuzzi S.p.A

Annual Report on Form 20-F

2013

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended: December 31, 2013

Commission file number: 001-11854

NATUZZI S.p.A.

(Exact name of Registrant as specified in its charter)

Republic of Italy

(Jurisdiction of incorporation or organization)

Via Iazzitiello 47, 70029, Santeramo in Colle, Bari, Italy

(Address of principal executive offices)

Mr. Pietro Direnzo

Tel.: +39 080 8820 812; pdirenzo@natuzzi.com; Via Iazzitiello 47, 70029 Santeramo in Colle, Bari, Italy

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

As of December 31, 2013 54,853,045 Ordinary Shares

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

Amounts stated in U.S. dollars, unless otherwise indicated, have been translated from the Euro amount by converting the Euro amounts into U.S. dollars at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) for euros on December 31, 2013 of U.S.$ 1.3779. The foreign currency conversions in this Annual Report should not be taken as representations that the foreign currency amounts actually represent the equivalent U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated.

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

Forward-looking statements involve inherent risks and uncertainties, as well as other factors that may be beyond our control. The Company cautions readers that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to: effects on the Group from competition with other furniture producers, material changes in consumer demand or preferences, significant economic developments in the Group’s primary markets, the Group’s execution of its reorganization plans for its manufacturing facilities, significant changes in labor, material and other costs affecting the construction of new plants, significant changes in the costs of principal raw materials, significant exchange rate movements or changes in the Group’s legal and regulatory environment, including developments related to the Italian Government’s investment incentive or similar programs. The Company cautions readers that the foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and events.

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

	Year Ended At December 31,
	2013	2013	2012	2011	2010	2009
	(millions of dollars, except per Ordinary Share)(1)	(millions of euro, except per Ordinary Share)
Statement of Operations Data:
Amounts in accordance with Italian GAAP:
Net sales:
Leather- and fabric-upholstered furniture	$535.0	€402.8	€409.4	€425.3	€460.5	€450.6
Other(2)	61.5	46.3	59.4	61.0	58.1	64.8
Total net sales	599.2	449.1	468.8	486.3	518.6	515.4
Cost of sales	(421.4)	(317.3)	(313.8)	(326.1)	(321.5)	(329.8)
Gross profit	175.0	131.8	155.0	160.2	197.1	185.6
Selling expenses	(168.1)	(126.6)	(132.4)	(144.3)	(154.3)	(149.6)
General and administrative expenses	(49.8)	(37.5)	(39.9)	(43.3)	(42.4)	(46.6)
Operating income (loss)	(42.9)	(32.3)	(17.3)	(27.3)	0.4	(10.6)
Operating income (loss) per Ordinary Share	(0.78)	(0.59)	(0.32)	(0.50)	0.01	(0.19)
Other income (expense), Net (3) (4)	(42.4)	(31.9)	(4.6)	17.3	(4.4)	3.1
Income (loss) before taxes and minority interests	(85.3)	(64.2)	(21.9)	(10.0)	(4.0)	(7.5)
Income taxes	(5.4)	(4.1)	(4.1)	(8.9)	(7.0)	(9.8)
Income (loss) before non-controlling interests	(90.8)	(68.4)	(26.0)	(18.9)	(11.0)	(17.3)
Non-controlling interest	0.3	0.2	0.1	0.7	0.1	0.4
Net income (loss)	(91.1)	(68.6)	(26.1)	(19.6)	(11.1)	(17.7)
Net income (loss) per Ordinary Share	(1.66)	(1.25)	(0.48)	(0.36)	(0.20)	(0.32)
Dividends declared per share	—	—	—	—	—	—
Amounts in accordance with U.S. GAAP:
Net sales	$591.3	€445.2	€459.3	€488.3	€510.8	€506.0
Operating income (loss) (5)	(74.1)	(55.8)	(19.5)	(31.9)	0.4	(14.2)
Operating income (loss) per Ordinary Share (5)	(1.35)	(1.02)	(0.35)	(0.58)	0.01	(0.26)
Net income (loss)	(82.1)	(61.8)	(29.5)	(12.4)	(8.8)	(25.9)
Net income (loss) per Ordinary Share (basic and diluted)	(1.50)	(1.13)	(0.54)	(0.23)	(0.16)	(0.47)
Weighted average number of Ordinary Shares Outstanding	54,853,045	54,853,045	54,853,045	54,853,045	54,853,045	54,853,045
Balance Sheet Data:
Amounts in accordance with Italian GAAP:
Current assets	$372.3	€270.2	€307.5	€327.3	€298.6	€301.9
Total assets	581.3	421.9	476.1	511.0	503.9	508.6
Current liabilities	190.4	138.2	133.2	122.9	107.8	116.8
Long-term debt	5.8	4.2	7.3	10.8	13.6	5.9
Non-controlling interest	3.7	2.7	2.5	3.0	2.1	1.9
Shareholders’ equity attributable to Natuzzi S.p.A. and Subsidiaries(6)	287.8	208.9	281.1	310.5	323.2	325.0
Net Asset	291.6	211.6	283.7	313.5	325.3	326.9
Amounts in accordance with U.S. GAAP:
Total assets	$591.0	€428.9	€480.6	€511.0	€508.5	€521.1
Shareholders’ equity attributable to Natuzzi S.p.A. and Subsidiaries	299.1	217.1	279.1	308.6	321.7	327.6
Net Asset	302.9	219.8	281.6	311.6	323.8	329.5

1)	Income Statement amounts are converted from euros into U.S. dollars by using the average Federal Reserve Bank of New York Euro exchange rate for 2013 of U.S.$ 1.3303 per 1 Euro. Balance Sheet amounts are converted from euros into U.S. dollars using the Federal Reserve Bank of New York Noon Buying Rate of U.S.$ 1.3779 per 1 Euro as of December 31, 2013. Source: Bloomberg (USCFEURO Index).
2)	Sales included under “Other” principally consist of sales of polyurethane foam and leather to third parties and sales of living room accessories.

3)	Other income (expense), net in 2013 was negatively affected by impairment losses of long-lived assets in use of €2 million, by the write-off of €5.7 million attributable to an airplane to be sold, by impairment losses of €0.4 million for closed plants, by a provision of €19.9 million for one-time employee termination benefits and by other provisions for contingent liabilities.
4)	Other income (expense), net in 2011 was positively affected by the net Chinese relocation compensation and negatively affected by the impairment losses of long-lived assets, a one-time employee termination benefit and the provision for contingent liabilities. See Note 26 to the Consolidated Financial Statements included in Item 18 of this Annual Report.
5)	Under US GAAP, impairment losses of €8.6 million for 2013, have been classified as “general and administrative expenses” and are included as part of operating loss (See Note 29). Impairment losses of €5.9 million for 2011 and of €0.7 million for 2010, respectively, have been reclassified to “general and administrative expenses” from the line “other income/(expenses), net,” where they were classified in 2011 and 2010 under Italian GAAP. These reclassifications are not material to the Company’s financial statements (See Note 29).
6)	Share capital as of December 31, 2013, 2012, 2011, 2010 and 2009 amounted to €54.9 million, €54.9 million, €54.9 million, €54.9 million and €54.9 million, respectively. Shareholder’s Equity represents the Total Equity attributable to Natuzzi S.p.A. and its subsidiaries.

Exchange Rates

The following table sets forth, for each of the periods indicated, the Federal Reserve Bank of New York Noon Buying Rate for the Euro expressed in U.S. dollars per Euro.

Year:	Average(1)	At Period End
2009	1.3955	1.4332
2010	1.3216	1.3269
2011	1.4002	1.2973
2012	1.2909	1.3186
2013	1.3303	1.3779

Month ending on:	High	Low
31-Oct-2013	1.3810	1.3490
30-Nov-2013	1.3606	1.3357
31-Dec-2013	1.3816	1.3552
31-Jan-2014	1.3682	1.3500
28-Feb-2014	1.3806	1.3507
31-Mar-2014	1.3927	1.3731

(1)	The average of the Noon Buying Rates for the relevant period, calculated using the average of the Noon Buying Rates on the last business day of each month during the period. Source: Federal Reserve Statistical Release on Foreign Exchange Rates–Historical Rates for Euro Area; Bloomberg (USCFEURO Index).

The effective Noon Buying Rate on April 18, 2014 was U.S.$ 1.3816 to 1 Euro.

Risk Factors

Investing in the Company’s ADSs involves certain risks. You should carefully consider each of the following risks and all of the information included in this Annual Report.

The Group has a recent history of losses; the Group’s future profitability and financial condition depend to a large extent on its ability to overcome macroeconomic and operational challenges — The Group reported net losses in 2013 (€68.6 million), 2012 (€26.1 million), 2011 (€19.6 million), 2010 (€11.1 million) and 2009 (€17.7 million), while it reported an operating loss in each of 2013, 2012 and 2011 (€32.5 million, €17.3 million and €27.3 million respectively) and an operating income of €0.4 million in 2010 after another year of operating losses (€10.6 million in 2009). In addition, the Group’s net sales declined from €515.4 million in 2009 to €449.1 million in 2013. As evidenced by these financial results, we may not be able to achieve or maintain profitability on a consistent basis.

The Group attributes its negative results in 2013 to a persistent difficult macroeconomic environment affecting the furniture industry as a whole (particularly evident in some mature markets such as Europe), including extreme weakness in economic activity in the Euro-zone, a general strengthening of the Euro versus major currencies, stagnant or declining disposable income for consumers, particularly in some countries of the EU, continued high prices for raw materials and price competition from low-cost manufacturers. These negative trends have been partially offset by moderate signs of sales recovery from fast growing markets, such as those located in Eastern Europe, Asia-Pacific, Latin America and the Middle East. See “Item 5. Operating and Financial Review and Prospects.” The Group has also faced increased labor costs for some of its manufacturing plants operating abroad. See “Item 4. Information on the Company—Manufacturing” for further information.

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

The worldwide economic downturn over the past few years has impacted the Group’s business and could continue to significantly impact our operations, sales, earnings and liquidity in the foreseeable future — Economic conditions deteriorated significantly in the United States and worldwide in late 2008 and general economic conditions did not fully recover in 2009. During 2010, the global economy started to show, on the whole, small signs of recovery, although there were considerable differences in the rate of recovery (if any) among regions. During 2011, the global economy, after an encouraging first half, subsequently lost momentum, with particular reference to the Euro-zone, as a consequence of the sovereign debt crisis affecting Greece, Portugal, Spain, Italy and Ireland. In 2012 and 2013, the global economy continued to grow at a modest pace, but this growth was curbed by the stagnation of economic activity in Europe, as well as the slow-down of some emerging economies.

Prospects for full economic recovery, therefore, still remain uncertain, especially in the so-called western economies, where private consumption continues to be negatively impacted by a general weakness in the job market, ongoing vulnerability in the real-estate sector, a decreasing level of savings among families, high levels of public indebtedness in most developed countries, austerity measures designed to reduce public expenditures and consequent decreased consumer credit and spending.

Furthermore, the persistent funding difficulties of Europe’s banking industry, or a resurgence of the sovereign debt crisis in Europe, could diminish the banking industry’s ability to lend to the real economy, thus setting in motion a negative spiral of declining production, higher unemployment and a weakening financial sector ..

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

The Group’s ability to generate the significant amount of cash needed to service our debt obligations and our ability to refinance all or a portion of our indebtedness or obtain additional financing depends on multiple factors, many of which may be beyond our control—Our ability to make scheduled payments due on our existing and anticipated debt obligations, to refinance and to fund planned capital expenditure and development efforts will depend on our ability to generate cash. We will require generation of sufficient operating cash flow from our projects to service our current and future projected indebtedness. Our ability to obtain cash to service our existing and projected debts is subject to a range of economic, financial, competitive, legislative, regulatory, business and other factors, many of which are beyond our control. We may not be able to generate sufficient cash flow from operations to satisfy our existing and projected debt obligations, in which case, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments, or seek to raise additional capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the financial markets and our financial condition at such time. To the extent we have borrowings under bank overdrafts that are payable upon demand or which have short maturities, we may be required to repay or refinance such amounts on short notice, which may be difficult to do on acceptable financial terms or at all. At December 31, 2013, we had €25.0 million of bank overdrafts outstanding. In addition, while we had €61.0 million of cash and cash equivalents at December 31, 2013, 78% of this amount was held by our Chinese subsidiary and cannot be paid to us as a dividend without incurring withholding taxes. We cannot assure you that any refinancing or restructuring would be possible, that any assets could be sold, or, if sold, of the timing of the sales or the amount of proceeds that would be realized from those sales. We cannot assure you that additional financing could be obtained on acceptable terms, if at all, or would be permitted under the terms of our various debt instruments then in effect. Our failure to generate sufficient cash flow to satisfy our existing and projected debt obligations, or to refinance our obligations on commercially reasonable terms, would have an adverse effect on our business, financial condition and results of operations.

The Group’s operations have benefited in 2013 and in previous years from a temporary work force reduction program that, if not continued despite management’s desire to do so, may have an impact on the Group’s future performance — Due to the persistently difficult business environment that has negatively affected the Group’s order flow over the past few years, the Company has entered into an agreement with Italian trade unions and the Ministry of Labor and Social Policy pursuant to which it is entitled to benefit from the “Cassa Integrazione Guadagni Straordinaria” (or “CIGS”), an Italian temporary layoff program pursuant to which government funds pay a substantial majority of the salaries of redundant workers who are subject to layoffs or reduced work schedules. On October 10, 2013, the Company entered into a separate agreement (the “Italian Reorganization Agreement”) with local institutions, Italian trade unions, the Ministries of Economic Development and of Labor and Social Policy and the regions of Puglia and Basilicata governing the reorganization plan for the Group’s Italian operations. The plan contemplated by the Italian Reorganization Agreement anticipates future layoffs of 1,506 employees. Due to the complexity of the measures envisioned by the plan and in order to better manage workforce reductions, the Company and the trade unions obtained a one-year extension of the Company’s participation in the CIGS, which was otherwise due to expire in October 2013, through October 15, 2014.

The extraordinary and temporary layoff programs have been extended several times in the past by the Ministry of Labor and Social Policy but there is no guarantee that the Group will be able to renew this layoff program, even if management deems ongoing participation in the program to be in the Company’s best interest, which could adversely impact our future performance. For more information see “Item 6. Directors, Senior Management and Employees—Employees”.

The Group’s operations may be adversely impacted by strikes, slowdowns and other labor relations matters — Many of our employees, including many of the laborers at our Italian plants, are unionized and covered by collective bargaining agreements. As a result, we are subject to the risk of strikes, work stoppages or slowdowns, particularly in our Italian plants. These collective bargaining agreements also limit our ability to close plants, reduce wages or adjust work schedules in response to market conditions or competition without the agreement of Italian trade union representatives. During 2013 and the first few months of 2014, we have experienced strikes and slowdowns in connection with our Italian reorganization efforts, which resulted in lower productivity levels for the effected plants. Our operations may also be adversely impacted by future strikes or slowdowns, which we anticipate could occur in the future in connection with the announcement of layoffs, and in particular, in connection with the expiration of our participation in the CIGS program in October 2014 and the subsequent termination of redundant employees.

Any strikes, threats of strikes, slowdowns or other resistance in connection with our reorganization plan, the negotiation of new labor agreements or otherwise could adversely affect our business as well as impair our ability to implement further measures to reduce structural costs and improve production efficiencies. A lengthy strike that involves a significant portion of our manufacturing facilities could have an adverse effect on our financial condition, results of operations, and cash flows.

We may not execute our 2014-2016 Business Plan, including reorganization plans for our Italian industrial operations, successfully, which could lead to ongoing losses from operations and failure to achieve the objectives set forth in our plans — On February 28, 2014, the Natuzzi board of directors approved the 2014-2016 Business Plan (the “Business Plan”), which also incorporates the plan for the reorganization of the Group’s Italian operations that was the subject of the Italian Reorganization Agreement in October 2013. The reorganization of the Group’s Italian operations foresees a reduction in our Italian workforce, closure of certain Italian facilities and the implementation of more efficient production processes in those plants that remain in operation. The Business Plan reflects these objectives, while also contemplating efficiency improvements in our worldwide production and back office procedures, efficiency improvements in our supply chain, rationalization and realignment of our retail network and streamlining the number of brands within the group and store insignias, as well as marketing and commercial investments. Our objective of returning our operations to profitability is dependent upon our successful execution of the objectives under the Business Plan, including the successful reorganization of our Italian industrial operations. The failure to execute these objectives successfully could result in ongoing losses for the Group and a failure to reduce costs and improve sales as contemplated by the Business Plan.

A failure to offer a wide range of products that appeal to consumers in the markets we target and at different price-points could result in a decrease in our future earnings — The Group’s sales depend on our ability to anticipate and reflect consumer tastes and trends in the products we sell in various markets around the world, as well as our ability to offer our products at various price points that reflect the spending levels of our target consumers. While we have broadened the offering of our products in terms of styles and price points over the past several years in order to attract a wider base of consumers, our results of operations are highly dependent on our continued ability to properly anticipate and predict these trends. The potential inability of the Group to anticipate consumer tastes and preferences in the various markets in which we operate, and to offer these products at prices that are competitive to consumers, may negatively affect the Group’s ability to generate future earnings.

In addition, the Group is a leading player in the production of leather-upholstered furniture, with 94.9% of net sales of upholstered furniture in 2013 derived from the sale of leather-upholstered furniture. Consumers have the choice of purchasing upholstered furniture in a wide variety of styles and materials, and consumer preferences may change. There can be no assurance that the current market for leather-upholstered furniture will grow consistent with our projections under the Business Plan or that it will not decline.

Our Business Plan contemplates the rationalization and realignment of our retail network. If we and our dealers do not execute on these plans successfully or fail to effectively launch new stores in growing markets, our ability to grow and our profitability could be adversely affected — Our Business Plan contemplates the closure of certain under-peforming stores and the opening of new stores and launching of new points of sale in markets with greater growth potential, particularly in the Asia-Pacific region, the Middle East, India, Russia, Eastern Europe and Latin America. Our ability and the ability of our dealers to identify and open new stores in desirable locations and operate such stores profitably is an important factor in our ability to grow successfully. We have in the past and will likely continue to purchase or otherwise assume operation of company-brand stores from independent dealers to the extent that such stores are considered strategic for the promotion of the Natuzzi Italia brand. Increased demands on our operational, managerial, and administrative resources could cause us to operate our business, including our existing and new stores, less effectively, which in turn could cause deterioration in our profitability.

Demand for furniture is cyclical and may fall in the future— Historically, the furniture industry has been cyclical, fluctuating with economic cycles, and sensitive to general economic conditions, housing starts, interest rate levels, credit availability and other factors that affect consumer spending habits. Due to the discretionary nature of most furniture purchases and the fact that they often represent a significant expenditure to the average consumer, such purchases may be deferred during times of economic uncertainty such as those being recently experienced in some of our markets, such as the United States and, particularly, Europe.

In 2013, the Group derived 40.3% of its leather and fabric-upholstered furniture net sales from the Americas (Brazil included), 47.0% from EMEA and 12.6% from the Asia-Pacific region. A failure to recover from the economic slowdown or renewed economic pressures in the United States or Europe may have a material adverse effect on the Group’s results of operations.

The furniture market is highly competitive — The Group operates in a highly competitive industry that includes a large number of manufacturers. No single company has a dominant position in the industry. Competition is generally based on product quality, brand name recognition, price and service.

The Group principally competes in the upholstered furniture sub-segment of the furniture market. In Europe, the upholstered furniture market is highly fragmented. In the United States, the upholstered furniture market includes a number of relatively large companies, many of which are larger and have greater financial resources than the Group. Some of the Group’s competitors offer extensively advertised, well-recognized branded products.

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

Fluctuations in currency exchange rates have adversely affected and may adversely affect the Group’s results — The Group conducts a substantial part of its business outside of the Euro zone. An increase in the value of the Euro relative to other currencies used in the countries in which the Group operates has in the past, and may in the future, reduce the relative value of the revenues from its operations in those countries, and therefore may adversely affect its operating results or financial position, which are reported in Euro. In addition to this risk, the Group is subject to currency exchange rate risk to the extent that its costs are denominated in currencies other than those in which it earns revenues. In 2013, a significant portion of the Group’s net sales (almost 62%), but approximately 52% of its costs, were denominated in currencies other than the Euro. The Group also holds a substantial portion of its cash and cash equivalents in currencies other than the Euro, including a large amount in RMB received as compensation for the relocation of its Chinese manufacturing plant. The Group is therefore exposed to the risk that fluctuations in currency exchange rates may adversely affect its results, as has been the case in recent years. For more information, see Item 11, “Quantitative and Qualitative Disclosures about Market Risk.”

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

The price of the Group’s principal raw materials is difficult to predict— In 2013, approximately 85% of the Group’s revenues came from leather-upholstered furniture sales. The acquisition of cattle hides represents approximately 23% of total cost of goods sold. The dynamics of the raw hides market are dependent on the consumption of beef, the levels of worldwide slaughtering, worldwide weather conditions and the level of demand in a number of different sectors, including footwear, automotive, furniture and clothing.

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

One shareholder has a controlling stake of the Company — Mr. Pasquale Natuzzi, who founded the Company and is currently Chief Executive Officer and Chairman of the board of directors, beneficially owns, as of April 25, 2014, 30,217,521 Ordinary Shares, representing 55.1% of the Ordinary Shares outstanding (60.2% of the Ordinary Shares outstanding if the Ordinary Shares owned by members of Mr. Natuzzi’s immediate family (the “Natuzzi Family”) are aggregated). As a result, Mr. Natuzzi has the ability to exert significant influence over our corporate affairs and to control the Company, including its management and the selection of its board of directors. Since December 16, 2003, Mr. Natuzzi has held his entire beneficial ownership of Natuzzi S.p.A. shares through INVEST 2003 S.r.l., an Italian holding company wholly-owned by Mr. Natuzzi and with its registered office located at Via Gobetti 8, Taranto, Italy.

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

Purchasers of our Ordinary Shares and ADSs may be exposed to increased transaction costs as a result of the Italian financial transaction tax or the proposed European financial transaction tax— On 14 February 2013, the European Commission adopted a proposal for a directive on the financial transaction tax (hereafter “EU FTT”) to be implemented under the enhanced cooperation procedure by eleven Member States initially (Austria, Belgium, Estonia, France, Germany, Greece, Italy, Portugal, Slovenia, Slovakia and Spain). Member States may join or leave the group of participating Member States at later stages. The proposal will be negotiated by Member States, and, subject to an agreement being reached by the participating Member States, a final directive will be enacted. The participating Member States will then implement the directive in local legislation. The aim of the European Commission is for the EU FTT to enter into force on 1 January 2014. If the proposed directive is adopted and implemented in local legislation, investors in Ordinary Shares and ADSs may be exposed to increased transaction costs.

Italy approved a financial transaction tax in 2012 (the “IFTT”), which, beginning March 1, 2013, applies with respect to trades entailing the transfer of (i) shares or equity-like financial instruments issued by companies resident in Italy, such as the Ordinary Shares; and (ii) securities representing the shares and financial instruments under (i) above (including depositary receipts such as the ADSs), regardless of the residence of the issuer. The IFTT may also apply to the transfer of Ordinary Shares and ADSs by a U.S. resident. The IFTT does not apply to companies having an average market capitalization lower than €500 million in the month of November of the year preceding the year in which the trade takes place. In order to benefit from this exemption, companies whose securities are listed on a foreign regulated market, such as the Company, need to be included on a list published annually by the Italian Ministry of Economy and Finance. As of the date of this Annual Report, the Company is yet to be included on such a list. As a result of the IFTT, investors in the Ordinary Shares and ADSs may be exposed to increased transaction costs. See “Taxation—Other Italian Taxes—The Italian Financial Transaction Tax.”

Our auditors, like other independent registered public accounting firms operating in Italy, are not currently permitted to be subject to inspection by the Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection — Our independent registered public accounting firms that issue the audit reports included in our Annual Reports filed with the U.S. Securities and Exchange Commission (the “SEC”), as auditors of companies that are traded publicly in the United States and firms registered with the Public Company Accounting Oversight Board, or PCAOB, are required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with SEC rules and PCAOB professional standards. Because our auditors are a registered public accounting firm in Italy, a jurisdiction where the PCAOB is currently unable under Italian law to conduct inspections, our auditors, like other independent registered public accounting firms in Italy, are currently not inspected by the PCAOB.

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

ITEM 4. INFORMATION ON THE COMPANY

Introduction

The Natuzzi Group is engaged in designing, manufacturing and distributing upholstered furniture. The Group’s offering primarily includes linear and sectional sofas, including those with reclining and motion functions, armchairs and sofa beds, as well as living room and bedroom furnishings and accessories.

The Group is one of the world’s leading companies for the production of leather-upholstered furniture and according to the World Luxury Tracking survey by Lagardère Global Advertising, the Natuzzi brand was ranked as the best-known global brand within the furniture category, and the second best-known brand if all sectors are considered, based on a sample of 7,700 luxury consumers from six countries (France, UK, Germany, Spain, Italy and the United States) (Source: World Luxury Tracking 2013 (Lagardère Global Advertising/IPSOS)).

Natuzzi began operations in Italy in 1959. The Company first targeted the U.S. market in 1983 and subsequently began entering other European markets. In 2008, Natuzzi started to focus its attention on Brazil, Russia, India and China and other developing markets. Today the distribution network covers approximately 100 countries on five continents.

The Group currently offers products under the following brands: Natuzzi Italia, Natuzzi Editions/Leather Editions and, beginning in 2014, Natuzzi Re-vive. Each of these brands targets a specific type of customer, based on different price points. The Group also offers unbranded and private label products. As part of the Business Plan, during 2014 the Group plans on relabeling the Leather Editions portfolio of products as Natuzzi Editions to capitalize on the strength of the Natuzzi name and streamline its offerings. For a detailed description of these brands and their target markets, please see “Strategy—The Brand Portfolio Strategy” and “Products” below.

As of February 28, 2014 the Group distributed its products as follows:

•	Natuzzi Italia: 177 Natuzzi Italia stores, 95 Divani & Divani by Natuzzi stores (located solely in Italy and Portugal), 11 Natuzzi Italia concessions (store-in-store points of sale, directly managed by the UK subsidiary of the Group), 314 Natuzzi Italia galleries (store-in-store points of sales managed by independent partners). Forty-four of these points of sales (of which 27 are Natuzzi Italia stores and 17 are Divani & Divani by Natuzzi stores) are directly managed by the Group.

•	“Natuzzi Editions”/”Leather Editions”: 47 stores and 369 galleries. Fifteen of these point of sales, all of which are located in China, are directly managed by the Group. Consistent with the Business Plan, the Leather Editions stores, apart from those stores located in China which will remain Leather Editions points of sale in the short term, will be gradually rebranded worldwide into Natuzzi Editions points of sales.

•	Natuzzi Re-vive: Following a well-received launch at the end of 2013 at the High Point Furniture Market (USA) and the furniture fairs in Brussels and Paris, in 2014 approximately 150 direct customers will begin distributing the Natuzzi Re-vive recliner in over 25 different markets and through approximately 500 points of sale.

•	Private label collection: Includes our unbranded and Softaly products and is currently marketed in North America, Europe, Brazil and Asia-Pacific principally through a selected number of customers, such as IKEA on a worldwide basis; Macy’s, Rooms-to-Go, The Brick, Leon’s and American Signature in North America; Conforama, Begros, BUT and Harvey’s in Europe; Magazine Luiza and Tok&Stok in Brazil; Nitori in the Asia-Pacific region.

The Natuzzi Group also presents its products at the world’s leading furniture fairs: Il Salone del Mobile in Milan, Italy, IMM in Cologne, Germany, Furniture Market in High Point, USA, 100% Design in London, United Kingdom, I Saloni Worldwide in Moscow, Russia, among others.

On February 28, 2014, the Natuzzi board of directors approved the 2014-2016 Business Plan, prepared in cooperation with specialized external business advisors, establishing a new brand strategy for the Group. According to this new approach, three brands—Natuzzi Italia, Natuzzi Editions and Natuzzi Re-vive—will all be developed as product lines leveraging the strength of the Natuzzi brand name, which is our most recognized brand among consumers. Our Softaly line will continue to be offered within our business unit aimed at generating sales volumes through private label offerings, which is designed and manufactured to meet the specific needs of key accounts.

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

The Company’s principal executive offices are located at Via Iazzitiello 47, 70029 Santeramo in Colle, Italy, which is approximately 25 miles from Bari, in southern Italy. The Company’s telephone number is: +39 080 882-0111. The Company’s general sales agent subsidiary in the United States is Natuzzi Americas, Inc. (“Natuzzi Americas”), located at 130 West Commerce Avenue, High Point, North Carolina 27260. Natuzzi Americas telephone number is: +1 336 887-8300.

Organizational Structure

Natuzzi S.p.A. is the parent company of the Natuzzi Group. As of March 30, 2014, the Company’s principal operating subsidiaries were:

Name	Percentage of ownership	Registered office	Activity
Italsofa Nordeste S/A	100.00	Salvador de Bahia, Brazil	(1)
Italsofa Shanghai Ltd	96.50	Shanghai, China	(1)
Natuzzi China Ltd	100.00	Shanghai, China	(1)
Italsofa Romania	100.00	Baia Mare, Romania	(1)
Natco S.p.A.	99.99	Santeramo in Colle, Italy	(2)
I.M.P.E. S.p.A.	100.00	Bari, Italy	(3)
Nacon S.p.A.	100.00	Santeramo in Colle, Italy	(4)
Lagene S.r.l.	100.00	Santeramo in Colle, Italy	(4)
Natuzzi Americas Inc.	100.00	High Point, NC, USA	(4)
Natuzzi Iberica S.A.	100.00	Madrid, Spain	(4)
Natuzzi Switzerland AG	100.00	Dietikon, Switzerland	(4)
Natuzzi Nordic	100.00	Copenhagen, Denmark	(4)
Natuzzi Benelux S.A.	100.00	Hereentals, Belgium	(4)
Natuzzi Germany Gmbh	100.00	Köln, Germany	(4)
Natuzzi Japan KK	100.00	Tokyo, Japan	(4)
Natuzzi Services Limited	100.00	London, UK	(4)
Natuzzi Trading Shanghai Ltd	100.00	Shanghai, China	(4)
Natuzzi Oceania PTI Ltd	100.00	Sydney, Australia	(4)
Natuzzi Russia OOO	100.00	Moscow, Russia	(4)
Natuzzi India Furniture PVT Ltd	100.00	New Delhi, India	(4)
Italholding S.r.l.	100.00	Bari, Italy	(5)
Natuzzi Netherlands Holding	100.00	Amsterdam, Holland	(5)
Natuzzi Trade Service S.r.l.	100.00	Santeramo in Colle, Italy	(6)
SALENA SRL	49.00	Milan, Italy	(7)

(1)	Manufacture and distribution
(2)	Intragroup leather dyeing and finishing
(3)	Production and distribution of polyurethane foam
(4)	Services and distribution
(5)	Investment holding
(6)	Transportation services
(7)	Dormant

See Note 1 to the Consolidated Financial Statements included in Item 18 of this Annual Report for further information on the Company’s subsidiaries.

Strategy

The negative performance of the Group in 2013 and in recent years has largely been the result of several challenges specific to the furniture industry and prevalent in the economy at large. For instance, the discretionary spending of consumers on furnished goods has been negatively impacted in recent years by the persistent effects of the global economic downturn, largely as a result of lower home values, high levels of unemployment and personal debt, austerity measures to consolidate public imbalances in advanced economies (within the EU in particular), and generally reduced access to consumer credit.

On February 28, 2014, the Company’s board of directors approved its 2014-2016 Business Plan (the “Business Plan”), prepared in cooperation with specialized external business advisors, which seeks to address and counteract these trends. The Business Plan, which is anchored by the company’s foundational values of ethics and social responsibility and based on its points of strength (high brand awareness, innovation, industrial know-how and a global presence), has the following primary objectives: regaining market competitiveness, reducing losses in 2014 and spurring a new phase of growth in revenues, with a return to profitability beginning in 2015.

The company will seek to regain market competitiveness and eliminate losses through a restructuring phase that envisions:

1.	Strong recovery of the competitiveness of its Italian operations, which will be accomplished through the joint efforts of the company, unions, government and Italian regions of Puglia and Basilicata in implementing the industrial reorganization plan that was agreed upon on October 10, 2013 and entails both investments and a reduction in production costs.

2.	Strong recovery of worldwide productive efficiency, which will be accomplished through the adoption of 24 industrial product platforms, which are the result of the re-engineering of existing models and the design of new models according to the new moving-line production process; and the complete implementation of the moving-line production process in all of the Group’s factories worldwide (in Italy, China, Romania and Brazil).

3.	Efficiency improvements in the back office processes on a worldwide basis, through the implementation of a centralized shared service structure that has been designed to reduce costs and address unemployment among white collar workers in the Company’s home region.

4.	Efficiency improvements in the supply chain, through a reduction in inventory levels, optimization of transportation and a new logistics organization.

5.	Rationalization of the retail network through the closure of 13 under-performing stores that are owned and managed directly by the Group.

Beginning in 2015, the Business Plan foresees a gradual growth in revenues and a return to operating profit, through the implementation of:

1.	A marketing and distribution strategy aimed at:

a)	capitalizing on investments in the Natuzzi brand, which will become the sole brand within the Group;

b)	organizing its offerings into three lines of products: Natuzzi Italia, Natuzzi Editions and Natuzzi Re-vive;

c)	expanding the distribution of the Natuzzi brand through wholesale distribution channels and through the strengthening of the retail network;

d)	reinforcing the division dedicated to the sale of private label products to mass-market dealers.

2.	A commercial strategy that is focused on increasing sales in markets with high growth rates (primarily Asia, the Middle East, India, Russia, Eastern Europe and Latin America) and on reorganizing our operations to promote sales in those mature markets where the Natuzzi brand is most recognized (including the U.S. and Canada), as well as defending market share in Western Europe and Italy.

3.	Strengthening investments in marketing and communications, during the term of the Business Plan.

4.	A new commercial organization, both at a centralized level and in local markets, that is calibrated based on growth forecasts.

The Brand Portfolio Strategy —The Group competes in all price segments of the upholstered furniture market with a complementary offer of furnishings and accessories divided into different business propositions each one with specific brand name, identity, target and positioning. This differentiated brand portfolio is designed to address all market segments and increase sales and profitability.

Precise market segmentation, clear brand positioning and clearly defined customer and consumer targets are intended to enhance the Group’s competitive strengths in all market segments to gain market share:

a) The Natuzzi Italia brand is the most established consumer brand within the Group’s portfolio. It is sold exclusively through the retail channel in mono-brand stores, concessions and galleries and beginning in 2014, we will begin selling this product line in high-end department stores. The offer includes sofas designed and manufactured in Italy at the Company’s facilities, priced at the middle to high-end of the market, with unique and customized materials, workmanship and finishes thanks to the Natuzzi heritage of fine craftsmanship in the leather sofas segment. The Natuzzi Italia product line includes complementary furnishings and accessories for the living room and the bedroom. We believe that the brand benefit consists in helping consumers make their home a harmonious, beautiful environment. Through the style and quality of its products and the merchandizing in its stores, the Group aims to make this brand an affordable luxury. From the identification of market trends to the delivery to the consumer’s home, Natuzzi directly controls the upholstered production and distribution value chain with the aim of ensuring ultimate quality at competitive prices.

b.1) The Natuzzi Editions brand dates back to 2005 and at the beginning it was designed specifically for the U.S. market. The collection includes a wide range of leather upholstery products targeting the medium/medium-high segment of the market and leveraging on the know-how and the high credibility of Natuzzi in the leather upholstery business. Natuzzi Editions products are manufactured at the Group’s overseas plants (Romania, China and Brazil) and sold solely in the Americas where the Natuzzi Group historically has a notable market share. These stores are provided with a specific display system and merchandising materials designed to emphasize the brand’s core values of “Leather & Craftsmanship”.

b.2) The Leather Editions brand was officially launched in 2010. Leather Editions is similar to Natuzzi Editions in terms of collection, target consumers, distribution channel and merchandising. The primary difference is that through 2013, the Leather Editions brand was distributed in Europe and the rest of the world, excluding the Americas. Under the Business Plan, the Group contemplates gradually relabeling its Leather Editions products and stores as Natuzzi Editions beginning in 2014, apart from stores in China, which will continue, at least in the short term, to use the Leather Editions store name.

c) The Natuzzi Re-vive is the Group’s first performance recliner. In this product, innovative technology meets Natuzzi high craftsmanship to offer complete support as well as intuitively respond to movement. The Natuzzi Revive is positioned in the medium/medium-high segment of the market targeting a wide range of consumers who we see as culturally open to innovation, sensitive to their well-being and willing to rediscover the human-dimension of their lives. The distribution of this product, which will begin in 2014, will mainly be through points of sale and galleries within Natuzzi stores, department stores and multi-brands stores.

d) Private label production was introduced by the Group in 2011 as key-account program to compete in low-end segments of the market. The objective was to recover business from large distributors and develop additional volumes. The Group aims to replicate the best practices applied in connection with the most demanding customers in terms of quality, service and price. These products are also occasionally sold under the Softaly brand name. Each account is managed by dedicated key-account teams under the following guidelines to maintain efficiency:

• accurate forecasting;

• product offerings to create production efficiency through synergies on raw materials, components and coverings, resulting in a focused collection with few models, versions and coverings;

• dedicated manufacturing plants: China for Asia-Pacific and American accounts (other than those located in Brazil), Romania for European accounts, Brazil for Brazilian accounts;

• dedicated supply chain and transportation service (full truck or full container).

The Group’s brand portfolio also included the Italsofa brand that was launched in 2007 with the objective of positioning it as a higher market alternative to very low-cost Chinese competitors, specifically targeting young consumers. With the aim of better rationalizing its product offering, the Group has decided not to make further investments in the Italsofa brand. All the models thus far developed will be progressively absorbed by the Group’s other brand offerings. The Group will continue to assist those partners that have opened Italsofa points of sale and to convert the existing Italsofa stores or galleries into new projects of the Group.

Improvement of the Group’s Retail Program and Brand Development — The Group has made significant investments to improve its existing distribution network and strengthen its brands, primarily through an increase in the number of Natuzzi stores and galleries worldwide. See “Item 4. Information on the Company—Markets.”

The high level of recognition of the Natuzzi brand among luxury consumers from developed countries is the result of investments the Company has made over the past decade in its products, communication, in-store experience and customer service, thus securing a premium inherent in the brand itself. This consumer brand awareness encourages the Company to carry on in its brand development, through the rationalization of the Group’s brand portfolio and enhancement of the Group’s distribution network, in order to further increase consumers’ familiarity with the Natuzzi brand, and their association of it as a luxury brand. As of February 28, 2014, the Group sells its furniture through 95 Divani & Divani by Natuzzi and 177 Natuzzi Italia stores, of which 44 are directly owned by the Group, and through 11 concessions in the United Kingdom. The concessions are a store-in-store concept managed directly by a subsidiary of the Company located in the United Kingdom. As of February 28, 2014, there were 314 Natuzzi Italia galleries worldwide (store-in-store concepts managed by independent partners).

Apart from the Natuzzi Italia stores and Divani & Divani by Natuzzi network, as of February 28, 2014, there were 369 Natuzzi Editions/Leather Editions galleries, 47 Leather Editions stores (all located in China), including 15 stores operated by the Group, 12 Italsofa stores and 156 Italsofa galleries.

The Group’s expansion, with particular focus on fast developing markets continued in 2013. During 2013, the Group opened 46 mono-brand stores, of which 20 were opened under the Natuzzi Italia name (namely five in China, two in each of Australia and Vietnam, and one each in Algeria, Côte d’Ivoire, the Netherlands, India, Italy, South Korea, Malta, Russia, Serbia-Montenegro, Ukraine and the United States), four under the Divani & Divani by Natuzzi name (all located in Italy) and 22 under the Leather Editions name (all located in China). During the same period, the Group opened 82 galleries, of which 32 were opened under the Natuzzi Italia name (namely, five in Austria, four in Russia, three each in Finland and the United Kingdom, two each in Brazil, Germany and the United States, and one each in Albania, Canada, Croatia, India, Kazakhstan, Mexico, Qatar, Romania, Slovenia, Spain and Turkey), and 43 under the Natuzzi Editions (or Leather Editions) names (namely, 18 in Brazil, five in India, three each in Austria and Hungary, two each in Belgium, Germany, Poland, Russia and the United States, and one each in Nigeria, Romania, Serbia-Montenegro and Spain).

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

Product Diversification and Innovation— The Group believes that it is important to offer consumers carefully developed, coordinated living rooms at competitive prices through its “Total Look” offer, which was first introduced in 2006. The Total Look offer is conceived in accordance with the latest trends in design, materials and colors, and includes high quality sofas, furnishings (including wall units, dining tables and chairs) and accessories, all of which are developed in-house and presented in harmonious and personalized solutions. The Group has taken a number of steps to broaden its product lines, including the development of new models, such as modular and motion frames, and the introduction of new materials and colors, including exclusive fabrics and microfibers. The Group believes that expanding its Total Look offerings will strengthen its relationships with the world’s leading distribution chains, which are interested in offering branded packages. The Group has also invested in the Natuzzi Style Center in Santeramo in Colle, Italy, to serve as a creative hub for the Group’s design activities.

On April 9, 2014, the Group announced that beginning in 2014, it will also begin distributing beds, bed linens and bedroom furnishings to further expand its product offerings.

Manufacturing

As of February 28, 2014, our manufacturing facilities are located China, Romania, Brazil and Italy.

Our Chinese plant is located in Shanghai, extending over 88,000 square meters, and has been operating since 2011. As of December 31, 2013, our Chinese plant employed 1,424 people, of whom 1,331 were laborers. It manufactures Natuzzi Editions and private label products for the Americas (apart from Brazil) and for the Asia-Pacific market. In 2013, the Chinese plant produced about 40% of the Group’s total consolidated upholstery revenue.

Our Romanian plant is located in Baia Mare, extending over 75,600 square meters, and has been operating since 2003. As of December 31, 2013, our Romanian plant employed 1,242 people, of whom 1,088 were laborers. It produces Natuzzi Editions and private label products for the EMEA region. In 2013 the plant generated about 25% of the Group’s total consolidated upholstery revenue.

Our Brazilian plant is located in Salvador De Bahia, extending over 28,700 square meters, and has been operating since 2000. As of December 31, 2013, our Brazilian plant employed 221 people, of whom 177 were laborers. It produces Natuzzi Editions and private label products exclusively for the local market. In 2013 the plant generated about 2% of the Group’s total consolidated upholstery revenue. In addition to the Salvador De Bahia plant, we have another Brazilian plant that is currently dormant.

Our three Italian plants dedicated to the production of upholstered products and two warehouses are located in Santaremo Iesce, Matera Iesce and Laterza, all of which are located either in or within a 25 kilometer radius of Santeramo in Colle, where the Group’s headquarters are located. Collectively the three plants extend over 82,000 square meters. As of December 31, 2013, these sites (together with the Group’s headquarters) employed 2,168 laborers, the majority of whom were subject to the layoff program. See “Item 6. Directors, Senior Managers and Employees—Employees.” The Italian plants produce exclusively Natuzzi Italia products for the world market and, beginning in the first quarter of 2014, these plants also began producing the Re-vive performance recliner. In 2013 these plants generated about 33% of the Group’s total consolidated upholstery revenue. If orders exceed production capacity at the foreign plants, Natuzzi Editions products are also manufactured in the Company’s Italian plants. In addition to these three Italian plants, we have two plants elsewhere in Italy: one dedicated to the production of leather and another dedicated to the production of flexible polyurethane foam, as further described below.

These operations retain many characteristics of hand-crafted production coordinated through a management information system usage that identifies by number (by means of a bar-code system) each component of every piece of furniture and facilitates its automatic transit and traceability through the different production phases up to the warehouse.

Since June 2010, the Group has been investing in the reorganization of its production processes, following the “Lean Production” approach. We believe that ongoing implementation of these more efficient production processes will allow us to regain competitiveness by reducing costs (both in terms of labor and consumption of materials) and improving the quality of our services (by reducing defects and lead time for production).

In December 2010, a new prototype for our more efficient production process was introduced in our Matera Iesce plant. This new prototype was developed through an alignment of industrial phases and the implementation of moving-line production processes, from assembly through to packaging of the final product on the same line, within the same production facility. This initial prototype did not incorporate the leather cutting and sewing phases.

The industrialization of the prototyped product lines was further defined in May 2011, and in December 2011, three new production lines were completed in a new dedicated plant in Matera Iesce. We also moved the manufacturing of wooden frames that was originally carried out in the production site located in Santeramo in Colle, Italy, to the Matera Iesce plant, thus further optimizing both productivity and logistics costs through a direct, in-loco integration of sofa assembly.

During 2011 and 2012, these new moving lines were gradually introduced in all of the Group’s production facilities.

In 2013, the Group integrated new production phases in the moving line production process within our plants:

• a direct integration with wood and foam suppliers to serve each plant according to daily needs (“just in time” supplying) with the advantage of reducing the stock level for semi-finished goods; and

• leather cutting and sewing.

This upgrade in the industrial process allows us to better control every stage in the moving line sequence in terms of quality, since every worker at every stage supervises the quality of the piece he receives from the immediately previous stage as well as the piece he passes forward; should a quality issue arise, it must be resolved immediately before getting re-introduced into the production chain. This on-the-spot product quality monitoring should significantly reduce our defect claims rate.

Testing of limited model samples produced with the moving line process demonstrated a 7% decline in cost of goods sold for certain Natuzzi Editions and private label products and a decline in cost of goods sold of 12% for certain Natuzzi Italia products. Following these tests, management confirmed its decision to transform all the Group’s plants, substituting the old “Isle Production” models, with a roll out of moving line production processes to all plants by the end of the second quarter of 2014. Our objective is to have up to 10 moving lines in Italy, up to 12 moving lines in Romania, up to 32 in China and up to three in Brazil. Each moving line is estimated as being capable of producing up to 130 seats per day when utilized for two eight-hour shifts per day.

Beginning in 2014, we have also deployed software that assists in assigning models to the moving line to which they are best-suited and where production would be most efficient.

Consistent with its commitments under the Italian Reorganization Agreement, the Company has reorganized its Italian operations by deciding to close its plant located in Ginosa and its warehouse located in Matera La Martella, the former having been closed in January 2014, and the latter is expected to be closed by June 2014. These closures had the main advantages of reducing logistics costs and industrial costs. This also had the advantage of concentrating all upholstered furniture production activities within just three facilities.

Furthermore, the Group also utilizes two facilities for the processing of leather (NATCO, located in Udine), and for the production of polyurethane foam (IMPE, located near Naples).

The Group remains involved in the processing of leather hides to be used as upholstery and served by Udine plant whose main activities are leather dyeing and finishing. The Udine facility, which had 180 employees as of December 31, 2013, of whom 21 employees were subject to the CIGS program, receives both raw and tanned cattle hides, sends raw cattle hides to subcontractors for tanning, and then dyes and finishes the hides. Hides are tanned, dyed and finished on the basis of orders given by the Group’s central office in accordance with the Group’s “on demand” planning system, as well as on the basis of estimates of future requirements. The movement of hides through the various stages of processing is monitored through the management information system. See “Item 4. Information on the Company—Manufacturing—Supply-Chain Management.”

The Group produces, directly and by subcontracting, ten grades of leather in approximately 30 finishes and 200 colors. The hides, after being tanned, are split and shaved to obtain uniform thickness and separated into “top grain” and “split” (top grain leather is primarily used in the manufacture of most Natuzzi Italia-branded leather products, while split leather is used, in addition to top grain leather, in the manufacture of some Natuzzi Italia-branded products and most Natuzzi Editions products. The hides are then colored with dyes and treated with fat liquors and resins to soften and smooth the leather, after which they are dried. Finally, the semi-processed hides are treated to improve the appearance and strength of the leather and to provide the desired finish. The Group also purchases finished hides from third parties.

The other Group’s production facility, IMPE S.p.A. (“IMPE”), employed up to 50 workers as of December 31, 2013, and is engaged in the production of flexible polyurethane foam, and also sells foam to third parties because the facility’s production capacity is in excess of the Group’s needs. In 2012, IMPE obtained ISO 14001 certification in accordance with the environmental policy of the Natuzzi Group and also improved safety conditions at the plant. As part of the Group’s efforts to improve its production process, we have substituted some chemical compounds with more ecologically-friendly materials.

As a result of intensive research and development activity, the Company has developed a new family of highly resilient materials. The new polymer matrix is safer than others available in the market because of its improved flame resistance, and it is more environmentally-friendly because it can be disposed of without releasing harmful by-products and because the raw materials used to make it cause less harmful environmental impacts during handling and storage.

Chinese Production: The original Chinese plant owned by the Group was subject to an expropriation process by local Chinese authorities, since the plant was located on land that was intended for public utilities. Negotiations involving the expropriation process began in 2009 and were concluded in 2011. The agreement setting forth the payment of compensation for the expropriated plant was signed with Chinese authorities on January 26, 2011. As compensation for this expropriation, the parties agreed upon a total indemnity of Chinese Yuan (CNY or RMB, hereafter) 420 million, which was equivalent to approximately €46.7 million based on the Yuan-Euro exchange rate as of December 31, 2011. The Company collected the full amount of the indemnity payment from the local Chinese authorities in 2011. During 2013, a second supplementary agreement was signed between the Company and the Shanghai Municipality, by which the Company obtained the reimbursement (€8.7 million) of taxes due and paid on the 2011 relocation compensation.

The Group identified its current production plant in Shanghai and its was made available in January 2011, to compensate for the production capacity reduction caused by the expropriation. The relocation process began in February 2011 and was completed, as planned, by the end of May 2011, after equipment and machinery was moved to the new plant. The relocation produced a turn-over of approximately 20% in manpower because of the distance of the new plant to the old one (approximately 35 kilometers). Management had already reabsorbed the turn-over effect by hiring new manpower by the end of April 2011.

Brazilian Production: The Group owns two plants in Brazil that, in the past, have been used for the production of furnishings for the Americas region. Only our Salvador de Bahia plant remains open and active, while the other plant was put up for sale with a board of directors resolution in 2010. Due to the appreciation of the Brazilian Real versus the U.S. dollar since these plants were opened and a consequent decline in competitiveness, the Group decided to temporarily close one plant and reduce the production capacity of the Salvador de Bahia plant down to a level that remains sufficient to serve only the Brazilian market. In order to minimize the potential future effects of currency fluctuations, our Brazilian subsidiary plans to increase its local sourcing beginning in 2014.

After frequent interactions between the Group and top local retailers in the past few years, as well as in light of the high level of fragmentation of the Brazilian market, which consists primarily of small producers with low levels of know-how, the Group believes that the Latin American region currently represents a very good opportunity for the development of additional business.

Therefore, the Group intends to continue investing in the Latin American market, with a particular focus on Brazil, by better organizing operating, sales and marketing activities, developing the current distribution channel of Natuzzi Editions points-of-sale as well as by improving relations with the most important local key accounts through a dedicated private label production.

Raw Materials — The principal raw materials used in the manufacture of the Group’s products are cattle hides, polyurethane foam, polyester fiber and wood.

The Group purchases hides from slaughterhouses and tanneries located mainly in Italy, Brazil, Germany, Paraguay, other countries in South America and Europe. The hides purchased by the Group are divided into several categories, with hides in the lowest categories being purchased mainly in Brazil or South America. The hides in the middle categories are purchased in Europe or South America and hides in the highest categories are purchased in Germany and in the United Kingdom. A significant number of hides in the lowest categories are purchased at the “wet blue” stage — i.e., after tanning — while some hides purchased in the middle and highest categories are unprocessed. The Group has implemented a leather purchasing policy according to which a percentage of leather is purchased at a finished or semi-finished stage. Therefore, the Group has had a smaller inventory of “split leather” to sell to third parties. Approximately 80% of the Group’s hides are purchased from ten suppliers, with whom the Group enjoys long-term and stable relationships. Hides are generally purchased from the suppliers pursuant to orders given every one to two months specifying the number of hides, the purchase price and the delivery date.

Hides purchased from Europe are delivered directly by the suppliers to the Group’s leather facilities near Udine, while those purchased outside of Italy are delivered to an Italian port and then sent to the Udine and inspected by technicians of the Group. Management believes that the Group is able to purchase leather hides from its suppliers at reasonable prices as a result of the volume of its orders, and that alternative sources of supply of hides in any category could be found quickly at an acceptable cost if the supply of hides in such category from one or several of the Group’s current suppliers ceased to be available or was no longer available on acceptable terms. The supply of raw cattle hides is principally dependent upon the consumption of beef, rather than on the demand for leather.

During 2013, the prices for hides increased about 15% compared to 2012. Due to the volatile nature of the hides market, there can be no assurance that any current prices will remain stable or that price trends will remain consistent. See “Item 3. Key Information—Risk Factors—The price of the Group’s principal raw materials is difficult to predict.”

The Group also purchases fabrics and microfibers for use in coverings. Both kinds of coverings are divided into several price categories. Most fabrics are purchased in Italy from about a dozen suppliers which provide the product at the finished stage. Microfibers are purchased in Italy, South Korea and China through some suppliers who provide them at the finished stage. Fabrics and microfibers are generally purchased from suppliers pursuant to orders given every week specifying the quantity (in linear meters) and the delivery date.

Fabrics and microfibers for the Natuzzi Italia branded products that are purchased from Italian suppliers are delivered directly by the suppliers to the Group’s facility in Laterza, while those that are purchased outside of Italy are delivered to an Italian port and then sent to the Laterza facility.

Fabrics and microfibers for the Natuzzi Editions/Leather Editions and private label products are delivered directly by the suppliers to Chinese, Romanian and Brazilian ports and then sent to the Group’s Shanghai, Bahia Mare and Salvador de Bahia facilities.

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

The Group obtains the chemicals required for the production of polyurethane foam from major chemical companies located in Europe (including Germany, Italy and the United Kingdom) and the polyester fiber filling for its polyester fiber-filled cushions from several suppliers located mainly in Indonesia, China, Taiwan and India. The chemical components of polyurethane foam are petroleum-based commodities, and the prices for such components are therefore subject to, among other things, fluctuations in the price of crude oil, which has remained high in 2012 and 2013 compared to 2011. Within our Romanian industrial plant, we have a woodworking facility that provides wooden frames for all our plants worldwide.

The Group also offers a collection of home furnishing accessories (tables, lamps, rugs, home accessories and wall units in different materials). Most of the suppliers are located in Italy and other European countries, while some hand-made products (such as rugs) are made in India and China. On April 9, 2014, the Company officially presented its new collections of beds, bedroom furniture and bed linens in Milan. They will be produced by Italian companies that are external to the Group. Before being introduced in the collection, all items are tested in accordance with European and world safety standards. In the design phase particular attention is paid to the choice of innovative technological solutions that add value to the product and ensure long lasting quality. The Group’s packaging for each product has a higher standard than the average products marketed by its competitors, in an effort to ensure better customer service.

Supply-Chain Management

Procurement Policies and Operations Integration — In order to improve customer service and reduce industrial costs, the Group in 2009 established a policy for handling suppliers and supply logistics. All of the sub-departments working in the Logistics Department have been reorganized to maximize efficiency throughout the supply-chain. The Logistics Department coordinates periodic meetings among all of its working groups in order to identify areas of concern that arise in the supply-chain, and to identify solutions that will be acceptable to all groups. The Logistics Department is responsible for monitoring the proposed solutions in order to ensure their effectiveness. Additionally, in order to improve access to supply-chain information throughout the Group, the Logistics Department utilizes a portal that allows it and other departments (such as Customer Service and Sales) to monitor the movement of goods through the supply-chain. The Company continues to invest in this area to advance continuous improvement in terms of tools and processes.

Production Planning (Order Management, Production, Procurement) — The Group’s commitment to reorganizing procurement logistics has led to:

1) the development of a logistics-production model to customize the level of service to customers;

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

The Group also plans procurements of raw materials and components:

i) “On demand” for those materials and components (which the Group identifies by code numbers) that require a shorter lead time for order completion than the standard production planning cycle for customers’ orders. This system allows the Group to handle a higher number of product combinations (in terms of models, versions and coverings) for customers all over the world, while maintaining a high level of service and minimizing inventory size. Procuring raw materials and components “on demand” eliminates the risk that these materials and components would become obsolete during the production process; and

ii) “Upon forecast” for those materials and components requiring a long lead time for order completion. The Group utilizes a forecast methodology that balances the Group’s desire to maintain low inventory levels against the Sales Department’s needs for flexibility in filling orders, all the while maintaining high customer satisfaction levels. This methodology was developed together with the Group’s Information Systems Department, in order to create an intranet portal, called Advanced Planning and Optimization (“APO”). APO was launched in March 2011 for sales coming from the North American and Asia Pacific markets, under the supervision of a forecast manager and, beginning in June 2011, was implemented worldwide. This tool currently supports corporate logistics, operations managers and sales managers in better forecasting the future demand for the Group’s products and to improve communication between the Sales Department and the Logistics Department, therefore reducing inventory levels and improving the availability of raw materials.

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

Load Optimization and Transportation — The Group delivers goods to customers by common carriers. Those goods destined for the Americas and other markets outside Europe are transported by sea in 40-foot high cube containers, while those produced for the European market are generally delivered by truck and, in some cases, by railway. In 2013, the Group shipped 9,946 containers to overseas countries and approximately 5,442 full load mega-trailer trucks to European destinations, serving more than 3,000 different delivery points.

With the aim of decreasing costs and safeguarding product quality, the Group uses software developed through a research partnership with the University of Bari and the University of Copenhagen that permits us to manage load optimization.

As far as the load composition by truck is concerned, the Group uses software designed to minimize total transport costs by taking into account volume, route and optimization of carriers for customers’ orders in defined areas. To maintain service levels, we use a supplier vendor rating that measures performance of carriers and distributors providing direct service over land.

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

Products

Products are mainly designed in the Company’s Style Center, but the Group also collaborates with acclaimed international designers for the conception and prototyping of certain products in order to enhance brand visibility, especially with respect to the Natuzzi Italia brand.

New models are the result of a constant information flow from the market, in which preferences are analyzed, interpreted and turned into a brief for designers in terms of style, function and price point. Designers draw the sketches of new products in accordance with the guidelines they are provided and, through collaboration with the prototype department, approximately 70 new sofa models are generally introduced each year. The diversity of customer tastes and preferences as well as the Group’s inclination to offer new solutions results in the development of products that are increasingly personalized. More than 100 highly-qualified employees conduct the Group’s research and development efforts from its headquarters in Santeramo in Colle, Italy.

The Group’s wide range of products includes a comprehensive collection of sofas and armchairs with particular styles, coverings and functions, with more than two million combinations.

•	The Natuzzi Italia collection stands out for high quality in the choice of materials and finishes, as well as for the creativity and details of its design. As of December 31, 2013, this line of products offered 126 models. With respect to coverings, the Natuzzi Italia collection has 16 leather articles in 97 colors and 29 softcover articles in 129 colors. The collection also includes a selection of additional furniture (wall units, coffee tables, tables, chairs, lamps and carpets) and accessories (vases, mirrors, magazines racks, trays and decorative objects) to offer complete furnishings with the aim of enabling the Group to become a “lifestyle company.” For instance, in 2012, new coffee tables and matching wall units were introduced to the Natuzzi Italia collection using precious materials such as Carrara marble, as well as new dining room sets and cupboards designed by Claudio Bellini.

•	The Natuzzi Editions/Leather Editions collection, as of December 31, 2013, consisted of 173 models. The increase in the number of models in this collection is mainly due to the introduction of this collection in the European and Asian markets, which resulted in the addition of more modern styles to the product portfolio. Regarding the range of coverings offered in the collection, Natuzzi Editions/Leather Editions offer 12 articles in leather available in 94 colors and 1 article in fabric with 6 colors.

•	The Natuzzi Re-vive armchair was designed by Formway Design Studio of New Zealand and is the subject of two patents, one covering the design and one covering the unique mechanism made of 120 different parts. Natuzzi Re-vive armchairs are available in four styles (Quilted, Linear, Tailored and—beginning later in 2014—Casual), two sizes (King and Queen), two configurations (with/without headrest), eleven leather colors, four spine/base finishing and a coordinated ottoman. The finished product and each of its components are subject to rigorous quality controls.

•	The private label collection, as of December 31, 2013 is composed of about 70 models, including exclusive models for key accounts. These products are sometimes sold under the Softaly brand name, depending upon client requests, and the products are mainly leather and split and leather match (or leather matched with Next Leather®, a bonded leather that contains a minimum of 17 per cent of leather). During 2013 all the products already in the collection have been re-engineered in order to meet the requirements of the moving line manufacturing process and all the new ones have been designed according to this production system. This investment has improved quality, while reducing industrial costs.

The Group operates in accordance with strict quality standards and has earned the ISO 9001 certification for quality and the ISO 14001 certification for its low environmental impact. The ISO 14001 certification also applies to the Company’s tannery subsidiary, Natco S.p.A., located near Udine, Italy. The Group’s plant in Laterza and the Santeramo in Colle headquarters have also received an ISO 9001 certification for their roles in design and production.

Innovation—The company has been implementing a new production model based on the Lean Production principles.

The sofa production model, which traditionally was developed into a department-based factory (or “Isle Production” model), was subject to rigorous review with a view toward implementing moving line manufacturing processes, which would lead to improvements in efficiency, quality, and lead time. The moving line production model improves job area ergonomics by splitting products into lighter pieces at individual phases and also coordinates workers by ensuring that they work at a similar pace. The finished product tends to be of higher quality and produced more quickly. Tests and development of the moving line production model at all stages of the production process are ongoing and are coordinated with our product design.

We are also conducting research and analysis, both internally and in cooperation with Italian research institutions, to investigate the potential for incorporating new, alternative materials into our products.

In the field of process and product innovation, the Group implemented the Modular Industrial Platform System in late 2013, reducing manufacturing costs. Industrial platforms represent an industrial base common to many models that can be technically and aesthetically modified in order to meet customers’ requests. The utilization of such platforms grants substantial benefits in terms of product simplification (easy assembly), management (fewer codes to be managed), quality (fewer production failures), and production costs (economies of scale), leading to an increase in competitiveness.

In 2013, management has continued to encourage innovation and the introduction of new products, as evidenced by the introduction of the Re-vive performance armchair, which we believe will open up new market opportunities.

Research and development expenses, which include labor costs for the research and development department, design and modeling consultancy expenses and other costs related to the research and development department, were €7.9 million in 2013, € 7.9 million in 2012, and € 7.3 million in 2011.

Advertising

The Group’s Communications System was developed to regulate all methods used in each market to advertise the Natuzzi brand name and it operates simultaneously on different levels: the “brand-building level” establishes the brand’s philosophy, while the “traffic-building level” aims to attract consumers to points-of-sale using various kinds of initiatives, such as presentations of new collections, new store openings and promotional activities.

In particular, the Company approach to communication campaigns is differentiated according to the identity of each product line: the Natuzzi Italia home philosophy is narrated with the support of famous international photographers; advertising for the Natuzzi Editions/Leather Editions products transfers, thanks to collaboration with local professionals in the markets where they are sold, the value of the unique comfort of such products coupled with a style suitable to the local market tastes; Natuzzi Re-vive advertising primarily focuses on innovation in support of its global launch.

Advertising for galleries is carried out with the help of the “Retail Advertising Kit,” a collection of templates that enable direct advertising of consumer brands or the advertising of such brands in conjunction with the retailer’s brand.

The Group has also invested heavily in its online digital channel that represents and, considering the trends of past years, more and more will represent the future of communication worldwide.

Retail Development

During 2013, our Retail Department continued the development of the “Your Design By Natuzzi” software program, which is now being used in Natuzzi Italia stores in over 40 countries, in conjunction with increased efforts to target interior decorators and architects.

In our flagship and other prominent Natuzzi Italia stores, we launched the new “Design Studio,” which includes a number of sales support tools and design kits for on-site use by designers in the space where the furniture will be used or in-store use with the final consumers, together with a dedicated training program for our design and sales staff.

In order to support sales of the Re-vive armchair, a specific tool using Augmented Reality Technology has been developed and recently launched.

We have also developed a retail format, known as the “Essence Area,” that is country-specific and is aimed at providing, in no more than 120 square meters of sales area, the best selection of the Natuzzi Italia product range, displayed within a small set of branded and easy to assemble items. The “Essence Area” is utilized mainly within multi-brand high-end furniture stores, mostly in emerging markets but also in mature markets where the brand is going through a repositioning.

The greatest effort in terms of new points of sale openings has been focused on the Chinese market, where 22 new Leather Editions stores and five new Natuzzi Italia stores were opened in 2013, as well as in the U.S., where a large Natuzzi Italia store was opened in Orlando, Florida. In February 2014, we opened a new, directly-operated Natuzzi Italia flagship store in New York City on Madison Avenue, with the aim of anchoring the Group’s expansion in the New York-Connecticut-New Jersey Tristate area. We expect to close our New York City store located in Soho.

The third directly-operated flagship Natuzzi Italia store in Italy opened in November 2013 in Rome, and we anticipate that it will increase brand awareness and boost sales within the Group’s home country.

Markets

The Group markets its products internationally as well as in Italy. Outside Italy, the Group sells its furniture principally on a wholesale basis to major retailers and furniture stores. In 1990, the Group began selling its leather-upholstered products in Italy and abroad through franchised Divani & Divani by Natuzzi and Natuzzi (now Natuzzi Italia) furniture stores. Since 2001, the Group has also sold its furniture through directly owned Natuzzi (now Natuzzi Italia) stores and Divani & Divani by Natuzzi stores. In 2005 the Group introduced the Natuzzi Editions brand to the U.S. market, and it continues to be sold in the Americas through galleries and concessions. The Leather Editions brand targets a similar customer to Natuzzi Editions and was introduced in markets outside the Americas in 2010 and also is sold through galleries and concessions. The Italsofa brand was introduced in 2007 with the intent of competing with low-priced competitors. In 2013, the Group decided not to make further investments in the Italsofa brand. All the Italsofa models thus far developed will be progressively absorbed by the Group’s other brand offerings.

The following tables show the number of the Group’s stores and galleries as of February 28, 2014 according to the main geographical areas and brands.

Stores	Natuzzi Italia	Divani & Divani by Natuzzi	Natuzzi Editions /Leather Editions	Italsofa	TOTAL
Americas	15	—	—	4	19
U.S. and Canada	9	—	—	—	9
Latin America	6	—	—	4	10
EMEA	99	95	—	7	201
Europe	78	11	—	—	89
Italy	3	84	—	—	87
Middle East & Africa	18	—	—	7	25
Asia-Pacific	63	—	47	1	111
Asia	56	—	47	1	104
Oceania	7	—	—	—	7

TOTAL	177	95	47	12	331

Galleries/ Concessions*	Natuzzi Italia	Private label	Natuzzi Editions / Leather Editions	Italsofa	TOTAL
Americas	74	6	222	125	427
U.S. and Canada	53	—	179	106	338
Latin America	21	6	43	19	89
EMEA	233	—	135	15	383
Europe	226	—	132	10	368
Italy	—	—	—	—	—
Middle East & Africa	7	—	3	5	15
Asia-Pacific	18	—	12	16	46
Asia	12	—	11	14	37
Oceania	6	—	1	2	9

TOTAL	325	6	369	156	856

*	The concessions are store-in-store concept selling Natuzzi Italia branded products, and are managed directly by a subsidiary of the Company located in the United Kingdom.

The following tables show the leather and fabric-upholstered furniture net sales and number of seats sold of the Group broken down by geographic market for each of the years indicated:

Leather and Fabric Upholstered Furniture, Net Sales (in millions of Euro)

	2013		2012		2011
Americas(1)	162.5	40.3%	169.9	41.5%	143.5	33.7%
Natuzzi Italia	15.0	3.7%	15.9	3.9%	16.2	3.8%
Natuzzi Editions(2)	86.0	21.3%	97.0	23.7%	110.0	25.9%
Private label	61.5	15.3%	57.0	13.9%	17.3	4.1%
EMEA	189.7	47.1%	193.6	47.3%	235.7	55.4%
Natuzzi Italia	95.0	23.6%	100.5	24.5%	136.2	32.0%
Natuzzi Editions(2)	50.4	12.5%	50.2	12.3%	56.4	13.3%
Private label	44.3	11.0%	42.9	10.5%	43.1	10.1%
Asia-Pacific	50.6	12.6%	45.9	11.2%	46.1	10.8%
Natuzzi Italia	22.1	5.5%	21.3	5.2%	24.7	5.8%
Natuzzi Editions(2)	24.3	6.0%	19.9	4.9%	18.6	4.4%
Private label	4.2	1.1%	4.7	1.1%	2.8	0.7%

Total	402.8	100.0%	409.4	100.0%	425.3	100.0%

(1)	Includes the United States, Canada and Latin America (including Brazil) (collectively, the “Americas”).
(2)	Includes Italsofa.

Leather and Fabric Upholstered Furniture, Net Sales (in seats)

	2013		2012		2011
Americas	809,310	48.0%	832,977	49.6%	776,171	43.4%
Natuzzi Italia	33,416	2.0%	37,293	2.2%	45,777	2.6%
Natuzzi Editions(1)	392,086	23.3%	454,714	27.1%	601,399	33.6%
Private label	383,808	22.8%	340,970	20.3%	128,995	7.2%
EMEA	703,368	41.7%	685,771	40.8%	837,614	46.9%
Natuzzi Italia	240,756	14.3%	231,024	13.7%	329,985	18.5%
Natuzzi Editions(1)	189,611	11.2%	195,252	11.6%	246,454	13.8%
Private label	273,001	16.2%	259,495	15.4%	261,175	14.6%
Asia-Pacific	173,669	10.3%	162,023	9.6%	174,035	9.7%
Natuzzi Italia	45,077	2.7%	43,079	2.6%	55,866	3.1%
Natuzzi Editions(1)	98,471	5.8%	86,555	5.1%	96,055	5.4%
Private label	30,121	1.8%	32,389	1.9%	22,013	1.2%

Total	1,686,347	100.0%	1,680,770	100.0%	1,787,820	100.0%

(1)	Includes Italsofa.

1. United States and the Americas.

In 2013, net sales of leather and fabric-upholstered furniture in the United States and the rest of the Americas (including Brazil) were €162.5 million, down 4.3% from €169.9 million, reported in 2012, and the number of seats sold decreased by 2.8%, from 832,977 in 2012 to 809,310 in 2013.

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

The Group’s sales in the United States, Canada and Latin America (excluding Brazil) were handled by Natuzzi Americas until June 30, 2010. Starting on July 1, 2010, as a part of a general reorganization of the Group’s commercial activities, world-wide third-party sales have been handled by the parent company, Natuzzi S.p.A. Natuzzi Americas maintains offices in High Point, North Carolina, the heart of the most important furniture manufacturing and distribution region in the United States, and provides Natuzzi S.p.A with agency services. The staff at High Point provides customer service, trademarks and products promotions, credit collection assistance, and generally acts as the customers contact for the Group. As of February 28, 2014, the High Point North Carolina operation had 51 employees, including 33 independent sales representatives and 13 sub-representatives for the United States, Canada and Latin America. They are regionally supervised by four Vice Presidents.

The Company is in the process of reorganizing its commercial and distribution structure in the Americas, consistent with the Business Plan, in order to better exploit market opportunities in the region. This reorganization includes developing its retail presence in large department stores to increase visibility of Natuzzi-branded products and the establishment of a separate business unit aimed at generating sales volumes through private label offerings.

All of our commercial activities in Brazil are overseen from our Salvador de Bahia facility. The Group commercial structure in Brazil has been reinforced, from 12 representatives in 2012 to 16 as of the end of 2013 and positive growth in sales was recognized in: from €6.6 million in 2012 to €8.7 million in 2013. Nevertheless, Brazilian operations remain unprofitable, reflecting sales volumes that were inconsistent with our overall cost structure and production capacity in that market. In this regard, the Company has already begun targeted due diligence to quickly identify those measures that are necessary to eliminate losses in that country.

In 2013, 20 new Leather Editions galleries and six new Natuzzi Italia galleries opened in the United States and the Americas (Brazil included). The Leather Editions galleries are in the process of being rebranded as Natuzzi Editions galleries.

As noted above, in February 2014, we opened a new, directly-operated Natuzzi Italia flagship store in New York City on Madison Avenue, with the aim of anchoring the Group’s expansion in the New York-Connecticut-New Jersey Tristate area. We expect to close our New York City store located in Soho. In addition, as of February 28, 2014, there were also thirteen Natuzzi Italia single-brand stores operating in the Americas that are owned by local dealers (five in the United States, four in Mexico, two in Canada and one each in Venezuela and Panama). Furthermore, as of the same date, there were three Italsofa single-brand stores in Brazil and one in Venezuela.

2. EMEA

During 2013, the Group continued to consolidate its position in Western Europe, and increase its presence in Eastern Europe, the Middle East and Africa (collectively, “EMEA”), by investing in stores and galleries. Net sales of leather and fabric-upholstered furniture in EMEA (including Italy) decreased by 2.0% in 2013 to €189.7 million (from €193.6 million in 2012), with the number of seats sold increasing by 2.6%, from 685,771 in 2012 to 703,368 in 2013.

2a) Italy. Since 1990, the Group has sold its upholstered products within Italy principally through the Divani & Divani by Natuzzi franchised network of furniture stores. As of February 28, 2014 there were 84 Divani & Divani by Natuzzi stores, and three Natuzzi Italia stores located in Italy. The Group directly owns 20 of these stores, including the three stores operating under the Natuzzi Italia name.

2b) Europe (Outside Italy). The Group expands into the other European markets mainly through single-brand stores (local dealers, franchisees or directly operated stores). As of February 28, 2014, 89 single-brand stores were operating in Europe: 11 under the Divani & Divani by Natuzzi franchise brand, all located in Portugal; and the remaining 78 were under the Natuzzi Italia name (13 in France, 12 in each of Spain and Holland, seven in Russia, six in Switzerland, five in the United Kingdom, four each in the Czech Republic and Poland, three in Cyprus, two in Ukraine and one each in Armenia, Bosnia-Herzegovina, Croatia, Estonia, Germany, Hungary, Latvia, Malta, Serbia-Montenegro and Slovenia. Of these stores, 22 were directly owned by the Group as of February 28, 2014 and all were operated under the Natuzzi Italia name: 12 in Spain, six in Switzerland and four in the United Kingdom. Apart from the Natuzzi Italia stores, the Group also operates 11 concessions in the United Kingdom.

Given the size of the Russian market and its strategic relevance to the Group’s future growth, a local representative office was opened in Moscow in February 2010, with the aim of managing sales, marketing and customer service for Russia and the Ukraine, and to supervise the opening of new single-brand stores in the Russian market. During the course of 2013 through February 28, 2014, one new Natuzzi Italia store has opened in Russia, bringing the total number of the Natuzzi Italia stores in that country to seven.

2c) Middle East & Africa. In 2013, net sales of leather and fabric-upholstered furniture in the Middle East & Africa increased 33.6% to €17.5 million, and the number of seats sold increased 43.0% to 69,201 in 2013. As of February 28, 2014, the Group had a total of 18 Natuzzi Italia stores in the Middle East & Africa: four in Israel, three each in Turkey and Saudi Arabia, two in the United Arab Emirates, and one each in Algeria, Côte d’Ivoire, Egypt, Kuwait, Lebanon and Qatar. In addition, seven single-brand stores were operating under the brand Italsofa, all located in Israel.

In January 2012, following the worsening of the European Union’s diplomatic relations with Iran and Syria, the Company decided to cease any kind of business relations with these two countries. No impairment issue arose following the interruption of business relations with those two countries.

The tables below summarize the Group’s yearly turnover (in thousands of Euro) before this decision was taken and the relative percentage of total upholstery net sales for 2012 and 2013 with particular reference to turnover generated in countries currently subject to sanctions by the Office of Foreign Assets Control of the United States Department of the Treasury.

2012	Natuzzi Italia brand		Other *		Total 2012
Country	Net Sales	%	Net Sales	%	Net Sales	%
IRAN	€75.0	0.05%	€0.0	0.00%	€75.0	0.02%
SUDAN	€0.0	0.00%	€0.0	0.00%	€0.0	0.00%
SYRIA	€0.0	0.00%	€0.0	0.00%	€0.0	0.00%
NORTH KOREA	€0.0	0.00%	€0.0	0.00%	€0.0	0.00%
CUBA	€0.0	0.00%	€0.0	0.00%	€0.0	0.00%
All Other Countries	€137,612.0	99.95%	€271,718.0	100.00%	€409,330.0	99.98%

Total upholstery net Sales	€137,687.0	100.00%	€271,718.0	100.00%	€409,405.0	100.00%

*	Including “Italsofa” and “Natuzzi Editions/Leather Editions” brands, as well as “Softaly”/private label and unbranded products.

2013	Natuzzi Italia brand		Other *		Total 2013
Country	Net Sales	%	Net Sales	%	Net Sales	%
IRAN	€0.0	0.00%	€0.0	0.00%	€0.0	0.00%
SUDAN	€0.0	0.00%	€0.0	0.00%	€0.0	0.00%
SYRIA	€0.0	0.00%	€0.0	0.00%	€0.0	0.00%
NORTH KOREA	€0.0	0.00%	€0.0	0.00%	€0.0	0.00%
CUBA	€0.0	0.00%	€0.0	0.00%	€0.0	0.00%
All Other Countries	€132,040.9	100.00%	€270,817.5	100.00%	€402,858.4	100.00%

Total upholstery net Sales	€132,040.9	100.00%	€270,817.5	100.00%	€402,858.4	100.00%

Considering that the combined sales for Iran and Syria have never exceeded one-fifth of one-percent of Natuzzi total upholstery net sales and there were no sales in these countries in 2013, Natuzzi does not believe that its previous activities in and contacts with Iran and Syria constituted a material part of its operations. No turnover has ever been generated in Sudan. Furthermore, the Group does not believe that a reasonable investor would consider Natuzzi’s prior interests and activities in Iran or Syria to be a material investment risk, either from an economic, financial or reputational point of view, given their extremely limited extent and nature.

The Group has not had, nor does it plan to have, any commercial contacts with the governments of Iran or Syria, or with entities controlled by such governments. To the best of Natuzzi’s knowledge, the Group was in business with independent Iranian dealers that were not controlled by, owned or otherwise related to the governments of Iran.

3. Asia-Pacific Region.

In 2013, net sales of leather and fabric-upholstered furniture in the Asia-Pacific region increased to €50.6 million from €45.9 million in 2012, and the number of seats sold increased 7.2%, from 162,023 in 2012 to 173,669 in 2013.

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

As of February 28, 2014, 63 single-brand Natuzzi Italia stores were operating in the Asia-Pacific market: 35 in China, seven in Australia, six each in Taiwan and India, two each in South Korea and Vietnam, and one each in Indonesia, Malaysia, Philippines, Singapore and Thailand. In addition, as of the same date, the Group had 47 single-brand Leather Editions stores located in China (of which 15 are operated by the Group) and one Italsofa store located in India. The Group also maintains 46 galleries in the Asia-Pacific region, of which 18 are under the Natuzzi Italia name (eight located in Japan, six in Australia, two each in Thailand and India), 16 under the Italsofa name (seven located in India, six in Taiwan, two in Australia, and one in Japan), and 12 under the Leather Editions name (eight located in India, three in Taiwan, and one in Australia).

The Group is currently planning to further expand its presence in China, specifically with single-brand stores located in medium-sized cities across the country.

The Group is also focusing its efforts and seeking to further invest in the Indian market. A local representative office was opened in New Delhi in the beginning of 2010 to manage sales, marketing and customer service and supervise the Natuzzi stores and Italsofa retail roll-out in the Indian market.

Customer Credit Management

The Group maintains an active credit management program. The Group evaluates the creditworthiness of its customers on a case-by-case basis according to each customer’s credit history and information available to the Group. Throughout the world, the Group utilizes “open terms” in 82% of its sales and obtains credit insurance for 61% of this amount; less than 12% of the Group’s sales are commonly made to customers on a “cash against documents” and “cash on delivery” basis; and lastly, about 6% of the Group’s sales are supported by a “letter of credit” or “payment in advance.”

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

In December 1996, the Company and the “Contract Planning Service” of the Italian Ministry of Industrial Activities signed a “Program Agreement” with respect to the “Natuzzi 2000 project.” In connection with this project, the Group prepared a multi-faceted program of industrial investments for the increase of the production capacity of leather and fabric upholstered furniture in the area close to its headquarters in Italy. According to this “Program Agreement”, the Company should have made investments for €295.2 million and at the same time the Italian government should have contributed €145.5 million in the form of capital grants. In 1997, the Company received, under the aforementioned project, capital grants for €24.2 million. During 2003, the Company revised its growth and production strategy due to the strong competition from competitors in countries like China and Brazil. Therefore, as a consequence of this change in the economic environment, in 2003 the Company requested a revision to the original “Program Agreement” from the Italian Ministry of Industrial Activities as follows: reduction of the investment to be made from €295.2 million to €69.8 million, and reduction of the related capital grants from €145.5 million to €35.0 million. In April 2005, the Company received the final approval of the “Program Agreement” from the Italian Government confirming these revisions. In 2010, a committee appointed by the Ministry of Industrial Activities prepared the final technical report according to which the overall industrial investments acknowledged under the last version of the “Program Agreement” as agreed in 2005 changed from €69.8 million to the final amount of €66.0 million. Accordingly, the related total capital grants under the “Program Agreement” changed from €35.0 million to the final amount of €33.3 million. Therefore, the receivable for capital grants still due to the Company as of that time totaled €9.1 million. However, in 2010, the Ministry of Industrial Activities determined that the Company was entitled to a net receivable grant of only €7.1 million, claiming that interest in arrears of €1.8 million had accrued on capital grants paid in advance in 1997 for investments originally planned and subsequently not included in the final version of the “Program Agreement”, as agreed in 2005. The remaining part of the reduction of €0.2 million was attributable to fees owed to the Committee appointed by the Ministry.

On November 5, 2013, the Company and the Ministry of Economic Development reached an Agreement (Atto di Compensazione Volontaria) according to which the total amount of the capital grant under the “Program Agreement” was re-determined and set equal to €33.1 million (from €33.0 million) and the residual receivable for capital grants still due to the Company is equal to €4.8 million. The €4.8 million still due to the Company is thus composed of €33.1 million for the initial capital grant, adjusted to reflect €24.2 million that was already been paid to the Company in 1997, €3.9 million for interest accrued on sums actually collected by the Company but for investments that were not approved, and €0.2 million for fees owed to the Committee appointed by the Ministry. As a consequence of the new amount to be collected, the Company has accrued €2.3 million as extraordinary contingent liabilities. The Company anticipates that these funds will be disbursed as soon as the Ministry of Economics and Finance allocates the €4.8 million during budget approvals.

In 2006, the Company entered into an agreement with the Italian Ministry of Industrial Activities for the incentive program denominated “Integrated Package of Benefits—Innovation of the working national program ‘Developing Local Entrepreneurs’” for the creation of a centralized information system in Santeramo in Colle that will be utilized by all Natuzzi points-of-sale around the world. This agreement anticipated costs of €7.2 million and €1.9 million for the development and industrialization program, respectively. On March 20, 2006, the Italian Industrial Ministry issued a concession decree providing for a provisional grant to the Company of €2.8 million and a loan of €4.3 million, to be repaid at a rate of 0.74% over 10 years. Between December 2006 and September 2008, the Company provided the aforementioned Committee with the list of expenses to be recognized under this project and that have been incurred between July 2005 and November 2007 (date of completion of the program) totaling €10.8 million. In April 2009, the Italian Government provided, as advance payment, a €3.9 million subsidized loan and a €1.9 million operating subsidy to the Company. These payments were approved in 2010 by the Ministry Committee, and operating subsidies of €0.6 million and €0.2 million were paid in April 2012 and October 2013, respectively, as well as the residual subsidized loan amount of €0.4 million in October 2013. The Company is still awaiting receipt of €0.1 million of operating grants.

During 2008, the Italian Ministry of Industrial Activities approved a new incentive program, entitled “Made in Italy – Industry 2015.” The objective of this program is to facilitate the realization and development of new production technologies and services with high innovation value in order to stimulate awareness for products that are made in Italy. In December 2008, the Company submitted to the Italian Ministry of Industrial Activities its proposal, entitled “i-sofas.” The “i-sofas” program envisions a total investment of €3.9 million, up to €1.7 million of which may be contributed as a grant by the Italian Ministry of Industrial Activities. In October 2011, the Italian Ministry of Industrial Activities issued a concession decree reducing the total investment from €3.9 to €1.9 million and, accordingly, capital grants from up to €1.7 million to €0.7 million. No capital grant was collected in 2013. On April 1, 2014, the Company collected €0.2 million of grants.

In April 2010, Natuzzi S.p.A., as the leader of a coalition of 19 institutions (including universities, research centers and other industrial companies), submitted to the Italian Ministry of Education, University and Research a project proposal entitled “Future Factory,” which hopes to be financed using National Operating Plan (Piano Operativo Nazionale) funds. This project concerns the research and development of technologies and advanced applications for the control, monitoring and management of industrial processes. This project anticipates an overall cost of €17.4 million, of which Natuzzi is supposed to bear €3.3 million (€2.6 million as industrial research-related costs, and €0.7 million as experimental activity-related costs). In March 2011, the Ministry informed the Company that it was included on a short list of companies being considered for the grant. In April 2012 the Ministry approved the Feasibility Study, but during 2013 the Company did not receive an update from the Ministry. There can be no guarantee that the Company will receive the aforementioned grant from the Italian Government.

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

Trademarks and Patents

The Group’s products are sold under the Natuzzi, Leather Editions, Natuzzi Editions, Natuzzi Re-vive, Softaly and Italsofa trademarks. These trademarks and certain other trademarks, such as Divani & Divani by Natuzzi, have been registered in all those countries in which the Group has a commercial interest, such as Italy, the European Union and elsewhere. In order to protect its investments in new product development, the Group has also undertaken the practice of registering certain new designs in most of the countries in which such designs are sold. The Group currently has more than 1,500 design patents and patents pending. Applications are made with respect to new product introductions that the Group believes will enjoy commercial success and have a high likelihood of being copied.

The Natuzzi Group has recently launched Re-vive®, an innovative armchair that was a collaborative effort between Natuzzi’s Style Center and the Formway Design Studio of Wellington, New Zealand. The Re-vive recliner combines style and comfort, Italian artisan expertise and innovative New Zealand design. This innovative armchair is internationally protected by two patents covering both its shape and all of its components (about 120) in 144 Countries. Natuzzi has entered into a 20-year licensing agreement, signed in January 2011, with Formway that allows it to utilize the design and mechanisms developed for the Re-vive armchair in exchange for a licensing fee, payable in installments, and royalties representing a percentage of sales of the armchair.

As for the distribution of the products that are manufactured in the Group’s plant and identified under various names (Natuzzi Italia, Natuzzi Editions, Natuzzi Re-vive), the Group has in place with its customers (retailers and/or wholesalers) business agreements under the form of a sales license (product supply and brand usage license).

Furthermore, the Group also has supply agreements in place with large wholesalers for the supply of private label products that are manufactured by the Group’s industrial plants outside of Italy.

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

Description of Properties

The location, approximate size and function of the principal physical properties used by the Group as of February 28, 2014 are set forth below:

Country	Location	Size (approximate square meters)	Function	Production Capacity per day	Unit of Measure
Italy	Santeramo in Colle (BA)	29,000	Headquarters, prototyping, showroom (Owned)	N.A.	N.A.
Italy	Santeramo in Colle, Iesce (BA)	28,000	Sewing and product assembly (Owned)	1,400	Seats
Italy	Matera La Martella	38,000	General warehouse of sofas and accessory furnishing (Owned) (planned for closure in June 2014)	N.A.	N.A.
Italy	Matera, Iesce	10,000	Motion product assembly, manufacturing of wooden frames (Owned)	200 / 500	Seats / Wooden Frames
Italy	Laterza (TA)	11,000	Leather cutting (Owned)	7,500	Square Meters
Italy	Laterza (TA)	13,000	Fabric and lining cutting, leather warehouse (Owned)	6,000	Linear Meters
Italy	Laterza (TA)	20,000	Accessory Furnishing Packaging and Warehouse (Owned)	N.A.	N.A.
Italy	Qualiano (NA)	12,000	Polyurethane foam production (Owned)	87	Tons
Italy	Pozzuolo del Friuli (UD)	21,000	Leather dyeing and finishing (Owned)	14,000	Square Meters
U.S.A.	High Point, North Carolina	10,000	Office and showroom for Natuzzi Americas (Owned)	N.A.	N.A.
Romania	Baia Mare	75,600	Leather cutting, sewing and product assembly, manufacturing of wooden frames, polyurethane foam shaping, fiberfill production and wood and wooden product manufacturing (Owned)	2,900	Seats
China	Shanghai	88,000	Leather cutting, sewing and product assembly, manufacturing of wooden frames, polyurethane foam shaping, fiberfill production (Leased)	3,000	Seats
Brazil	Salvador de Bahia – Bahia	28,700	Leather cutting, sewing and product assembly, manufacturing of wooden frames, polyurethane foam shaping, fiberfill production (Owned)	700	Seats

The Group believes that its production facilities are suitable for its production needs and are well maintained.

Capital Expenditures

The following table sets forth the Group’s capital expenditures for each year for the three-year period ended December 31, 2013:

	Year ending December 31, (millions of Euro)
	2013	2012	2011
Land and plants	0.1	0.1	0.9
Equipment	7.0	7.4	18.8
Intangible assets	1.1	0.3	1.3

Total	8.2	7.8	21.0

Capital expenditures during the last three years were primarily made to make improvements to property, plant and equipment, for the expansion of the Company’s retail network as well as for SAP implementation. In 2013, capital expenditures were primarily made to make improvements at the Group’s existing facilities in order to accelerate the implementation of the moving line production process and to set up a dedicated plant for the innovative Natuzzi Re-vive armchair.

The Group expects that capital expenditures in 2014 will be approximately €16.7 million, which is expected to be financed with cash flow from operations and from disposal of assets held for sale. The Group plans to direct such capital expenditures mainly to complete the lean production plan in its existing plants, to make improvements in the Natuzzi Re-vive production site and to develop its launch campaign in new markets, and to carry on the updating and implementation of the SAP system.

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

Long-lived Assets — Management reviews long-lived assets for impairment whenever changes in circumstances indicate that the carrying amount of the assets may not be recoverable and would record an impairment charge if necessary. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the recoverable amount, which is the higher of the estimated fair value less cost to sell of future undiscounted and discounted net cash flows expected to be generated by the asset and are significantly impacted by estimates of future prices for our products, capital needs, economic trends and other factors. If the carrying value of a long-lived asset is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its estimated recoverable amount, in relation to its use or realization, as determined by reference to the most recent corporate plans. The Company analyzes its overall valuation and performs an impairment analysis of its long-lived assets in accordance with Italian GAAP and U.S. GAAP (long-lived assets have to be tested for impairment whenever the events or changes in circumstances indicate that the carrying amount of an asset may be not recoverable).

Due to a market capitalization that falls below the carrying amount of the company, and history of operating loss and revenues decline, management has performed impairment tests on certain long-lived assets where losses have been generated.

The fair value analysis of each long-lived asset in use is unique and requires that management use estimates and assumptions that are deemed prudent and reasonable for a particular set of circumstances. Management believes that the estimates used in the analyses are reasonable; however, changes in estimates could affect the relevant valuations and the recoverability of the carrying values of the assets. The cash flows employed in our 2013 undiscounted and discounted cash flow analyses for impairment analysis of long lived assets in use were based on 2014-2016 Business Plan developed in cooperation with specialized external advisors and adopted by the board of directors on February 28, 2014.

While management believes its estimates are reasonable, many of these matters involve significant uncertainty, and actual results may differ from the estimates used. The key inputs that were used in performing the 2013 impairment test for long-lived assets in use are as follows:

			Year Ended Dec. 31, 2013
Long lived assets (in use) located in	Cash flows	Net book value of the asset after impairment test (thousands of €)	G	WACC	Sales CAGR 2014-16
Italy (Production site)	Undiscounted	60,854	n/a	n/a	14%
Italy (Retail site)	Discounted + Third party independent appraisal	334	0.5%	12%	7%
Italy (Polyurethane site)	Undiscounted	2,682	n/a	n/a	5%
Brazil(Production site)	Third-party independent appraisal	6,390	n/a	n/a	n/a
Spain (Retail site)	Discounted	—	0.5%	11%	-1%
Germany (Retail site)	Discounted	—	0.5%	9%	-6%
U.K. (Retail site)	Discounted	1,019	0.5%	10%	7%
Total assets tested		71,279

n/a – Not Applicable

G – estimated long term growth rate from “Damodaran Online” at http://pages.stern.nyu.edu/~adamodar/

WACC – Weighted Average Cost of Capital

Sales CAGR – Sales Compound Annual Growth Rate

The fair value analysis of each long-lived asset not in use/to be disposed of is determined by means of third party independent appraisal and, for the airplane, through the most recent market value determined on the basis of a preliminary sale agreement stipulated early in 2014.

With reference to Italian production site which represents the most significant carrying amount, management believe that the fair value calculated with the discounted cash flow method exceeds the carrying value with a sufficient cushion.

The compound annual growth rate for sales for Italian production sites is based on the Business Plan approved by the Board of Directors of the Company. The growth is due to the brand Natuzzi Italia expansion in wholesale markets and to the launch of the new Re-vive brand, both produced at the Italian production site and sold at a worldwide level. Included in the cash flow analysis is the assumption of costs saving for certain programs already implemented or expected to be implemented during 2014 in the Italian industrial site.

The deterioration of the macroeconomic environment, retail industry and the deterioration of our performance, could affect our Italian production long lived assets. In performing the impairment analysis management has performed a sensitivity analysis, which results in an undiscounted cash flow exceeding the carrying amount of long lived assets with an adequate cushion.

However, long lived assets impairment charges may be recognized also for future periods to the extent changes in factors or circumstances occur, including deterioration in the macroeconomic environment, retail industry, deterioration in our performance or our future projections, or changes in our plans for one or more long lived assets.

During 2013 the Company performed an impairment review of its retail fixed assets: an impairment loss of €0.7 million was recorded for the assets related to retail stores in Italy, an impairment loss of €0.6 million was recorded for the assets related to retail stores in Spain and an impairment loss of €0.8 million was recorded for the German retail assets. Also, an impairment test was performed for a specific asset (airplane), which resulted in an impairment loss of €6.0 million, and €0.4 million for plants not in use/to be disposed of. During 2012, the Company recorded an impairment loss of €0.9 million for the assets related to retail stores in Spain. During 2011 the Company recorded an impairment loss of €1.0 million for its Pojuca plant in Brazil. No impairment losses arose in 2010.

For a discussion of the differences between Italian GAAP and U.S. GAAP with respect to the above impairment analysis and the effect on net loss and shareholders’ equity as of December 31, 2013, please see Note 29(g) of the Consolidated Financial Statements included in item 18 of this Annual Report.

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

At December 31, 2013, 2012 and 2011, the Company recorded an impairment loss for its goodwill and intangible assets of nil, €0.9 million and €5.9 million respectively.

Furthermore, the Company would like to highlight that the net book value of goodwill as of December 31, 2013 under Italian GAAP and U.S. GAAP was nil, respectively (see notes 12 and 29(d) of the Consolidated Financial Statements included in Item 18 of this Annual Report).

For a discussion of the differences between Italian GAAP and U.S. GAAP with respect to the above impairment analysis and the effect on net loss and shareholders’ equity as of December 31, 2013, please see Note 29(d) of the Consolidated Financial Statements included in Item 18 of this Annual Report.

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

In 2013, because most of the Italian and foreign subsidiaries realized significant pre-tax losses and were in a cumulative loss position, management did not consider it reasonably certain that the deferred tax assets of those companies would be realized in the scheduled reversal periods (see Note 16 to the Consolidated Financial Statements included in Item 18 of this Annual Report). In making its determination that a valuation allowance was required, management considered the scheduled reversal of deferred tax liabilities and tax planning strategies but was unable to identify any relevant tax planning strategies available to reduce the need for a valuation allowance.

Changes in the assumptions and estimates related to future taxable income, tax planning strategies and scheduled reversal of deferred tax liabilities could affect the recoverability of the deferred tax assets. If actual results differ from such estimates and assumptions the Group financial position and results of operation may be affected.

One-Time Termination Benefits — In September 2011, the Company renewed its agreement with the Italian trade unions and the Ministry of Labor and Social Policy that permitted it to participate in a temporary workforce reduction program and to benefit from the “Cassa Integrazione Guadagni Straordinaria,” or CIGS, for a period of 24 months beginning on October 16, 2011. Pursuant to the CIGS, government funds pay a substantial majority of the salaries of redundant workers who are subject to layoffs or reduced work schedules. For the 2011-2013 period, an average of 1,273 employees from the Group’s headquarters and production facilities were covered by the program, which contemplated a surplus of 1,060 employees at the end of the period on October 15, 2013.

Pursuant to this agreement, as of December 31, 2011, the Company, accrued a one-time termination benefits reserve with an accrual of €5.4 million (for the 1,060 employees to be dismissed) recorded as a non-operating expense, under the line “Other Income/(Expense), Net” of the consolidated statement of operations for the year ended December 31, 2011, of which €1.4 million has been paid.

On October 10, 2013, shortly before the expiration of the 2011 agreement, the Company entered into a separate agreement (the “Italian Reorganization Agreement”) with local institutions, Italian trade unions, the Ministries of Economic Development and of Labor and Social Policy and the regions of Puglia and Basilicata governing the reorganization plan for the Group’s Italian operations. The plan contemplated by the Italian Reorganization Agreement anticipates future layoffs of 1,506 employees (instead of the 1,060 contemplated by the agreement signed in 2011). Due to the complexity of the measures envisioned by the plan and in order to better manage workforce reductions, the Company and the trade unions obtained a one-year extension of the Company’s participation in the CIGS program through October 15, 2014.

The Company anticipates making incentive payments to induce the voluntary resignation of up to 600 employees (as of the day of the filing of this Annual Report, 372 people have already accepted such incentives) at the conclusion of the period covered by the CIGS program. As a result, in 2013, the Company increased the one-time termination benefits reserve (reflecting both voluntary payments and those that must be made under Italian law in the event of employee terminations) with an accrual of €19.9 million, which is recorded as a non-operating expense, under the line “Other Income/(Expense), Net.” The payment of these amounts is expected to be made by the Company in October 2014, upon the expiration of its participation in the CIGS program and the commencement of anticipated layoffs, unless its participation in the CIGS program is renewed. See Note 19.

In accordance with Italian GAAP this cost was recognized in 2011 and 2013, due to the fact that in those years the Company formally decided to adopt the termination plans (which were approved by the Company’s board of directors) and was able to reasonably estimate the related one-time termination benefits. Under Italian GAAP, the communication or announcement to third parties of the plan of termination of workers is not relevant to the recognition of the cost for the termination benefits related to the terminated workers.

Although management believes its estimates of the one-time termination benefits are reasonable, different assumptions regarding the number of employees to be laid off, the outcome of the negotiations with the trade unions and the relevant Italian Ministries, and other factors, could lead to different conclusions, which could have a significant impact on the figures determined.

Under U.S. GAAP, considering the guidance of ASC 420, the one-time termination benefits have to be recorded in the consolidated statement of operations when the termination plan is communicated to the employees and meets all the criteria indicated in paragraph 420-10-25-4. Therefore, under U.S. GAAP the cost of the one-time termination benefits: (i) reclassified the accrual of the year of €19.9 million made to the provision for one-time termination benefits that was classified under the line “other income /(expense), net” in the consolidated statement of operations prepared according to Italian GAAP to cost of sales, included therefore as part of operating loss, (ii) as a consequence of some agreements (372 workers) reached with individual workers during the year, reversed 7,987 out of the consolidated statement of operations, connected to the portion of workers for whom no notification/agreements were reached in 2013. The residual difference of equity under US GAAP of 14,120 is attributable to the 1,134 workers that represent the remaining redundant workers and for which the criteria in ASC 420 have not yet been met.

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

Results of Operations

Summary — During 2013, the Company dedicated significant efforts to defining those actions that are necessary for the reorganization of the Group, and to optimize and streamline processes to reduce costs and recover efficiency. The restructuring of the Group’s operations has also generated extraordinary items that significantly affected our overall results of operations for 2013.

In 2013, the Group had net losses of €68.6 million (compared to a net loss of €26.1 million in 2012), reflecting €28.5 million in extraordinary items and costs linked to the restructuring of operations. Group net sales decreased by 4.2%, from €468.8 million in 2012 to €449.1 million in 2013. Total upholstery net sales decreased by 1.6% to €402.8 million due primarily to negative exchange rate fluctuations, which more than offset the 0.3% increase in terms of seats sold, from 1,680,770 in 2012 to 1,686,347 in 2013. The decrease in the “Other sales” item (-22.2%) was focused on sales such as furnishings, polyurethane and other minor revenues.

In 2013, net sales of the Natuzzi Italia branded products, which target the high-end of the market, decreased by 4.1% to €132.1 million, with the number of Natuzzi Italia-branded seats sold increasing by 2.5% to 319,249 as compared to 2012. Net sales of the Natuzzi Editions/Leather Editions products decreased by 3.8% in 2013 over the previous year, to €160.7 million, with the number of seats sold decreasing by 7.7% to 680,168. Net sales of private label products (including Softaly) increased by 5.2%, to €110.0 million, with the number of seats sold increasing by 8.5% to 686,930. See “Item 4. Information on the Company—Markets” for tables setting forth the Group’s net leather- and fabric-upholstered furniture sales and seats sold, which are broken down by geographic market, for the years ended December 31, 2011, 2012 and 2013.

The overall Group performance in 2013 was strongly affected by the persisting poor trend in sales from Europe, which suffered from weak household consumption that were further burdened by austerity-driven policies in place in certain countries, but also by the extension of the slowdown in some emerging economies.

The general recessionary climate that the Group has operated within over the past few years, especially in those markets that have historically been important to us, such as Europe, has had an adverse effect on consumers’ disposable incomes, which has also contributed to a change in consumer preferences towards products within the medium-to-lower end of the market.

Despite these challenges, the Group is committed to focusing on reorganization activities that will improve the competitiveness of its operating structure. Specifically, the Group will continue to invest in product and process innovations according to “Lean Production” principles. In addition, our commercial organization is being reviewed in order to have it more effectively respond to market demands, with particular attention on fast-growing markets. The Company will also continue to further implement cost-saving measures aimed at overhead costs and to develop our business relations with important customers by leveraging our capability in offering quality service and competitive products.

The following table sets forth certain statement of operations data expressed as a percentage of net sales for the years indicated:

	Year Ended December 31,
	2013	2012	2011
Net sales	100.0%	100.0%	100.0%
Cost of sales	70.7	66.9	67.0
Gross profit	29.3	33.1	33.0
Selling expenses	28.2	28.2	29.7
General and administrative expenses	8.3	8.5	8.9
Operating margin	(7.2)	(3.7)	(5.6)
Other income (expense), net	(7.1)	(1.0)	3.6
Income taxes	0.9	0.9	1.8
Net loss	(15.2)	(5.6)	(4.0)

2013 Compared to 2012

Total net sales for 2013, including sales of leather and fabric-upholstered furniture and other sales (principally sales of polyurethane foam and leather sold to third parties as well as of accessories), decreased 4.2% to €449.1 million, as compared to €449.1 million in 2012.

Net sales for 2013 of leather and fabric-upholstered furniture decreased 1.6% to €402.8 million, as compared to €409.4 million in 2012. The 1.6% decrease was due principally to the general strengthening of the Euro versus major currencies, such as the United States Dollar, Canadian Dollar, British Pound, Japanese Yen, Australian Dollar, and Brazilian Reais (for an overall contribution of -3.0% on sales), partially offset by an increase of seats sold (+0.3% over 2012) and unit prices.

Net sales of Natuzzi Italia branded furniture accounted for 32.8% of our total upholstery net sales in 2013 (as compared to 33.6% in 2012); net sales of Natuzzi Editions/Leather Editions accounted for 39.9% in 2013 (as compared to 40.8% in 2012); net sales of the private label production accounted for 27.3% of our total upholstery net sales in 2013 (as compared to 25.5% in 2012). These trends reflect a shift, year-over-year, toward the lower end of our market segment of products.

Net sales for 2013 of leather-upholstered furniture decreased 1.9% to €382.2 million, as compared to €389.8 million in 2012, and net sales for 2013 of fabric-upholstered furniture increased 5.1% to €20.6 million, as compared to €19.6 million in 2012, reflecting a change in consumer preferences for lower-priced products and those with fabric (as opposed to leather) upholstery. We anticipate expanding the range of fabric-upholstered offerings, which were not previously an area of strategic focus, under the Business Plan to reflect these trends.

According to a geographic total upholstery net sales breakdown, in the Americas (Brazil excluded), net sales in 2013 decreased by 5.7% to €154.0 million, as compared to €163.3 million in 2012, and seats sold decreased by 4.0% to 768,038. This decline in sales reflects a shift within the middle of the market toward private label sales, and a decline mainly in purchases of Natuzzi Editions products. To counteract this trend, we anticipate realigning our sales force to focus certain representatives solely on Natuzzi name branded products, while a specific business unit will focus on private label sales. We also plan to increase our presence in large department stores to help expand our geographic reach in the Americas, particularly in the U.S. and Canada.

In Brazil, total upholstery net sales increased 30.1% at €8.5 million, and the number of seats sold increased by 26.5% to 41,272 units, reflecting increased sales and marketing activity by our Brazil commercial office and an improvement in the sales mix.

In EMEA, net sales of upholstered furniture in 2013 decreased 2.0% to €189.7 million, as compared to €193.6 million in 2012, due primarily to a decrease in Natuzzi Italia branded offerings by 5.5%, which was partially offset by an increase of 3.1% in sales of our private label offerings, while sales for the Natuzzi Editions/Leather Editions brands were essentially flat year over year. Seats sold in the region in 2013 increased by 2.6% to 703,368 units, although these trends reflected a shift toward lower-priced models.

In the Asia-Pacific region, net sales of upholstered furniture increased 10.3% to €50.6 million, as compared to €45.9 million in 2012. Seats sold increased by 7.2% in that region to 173,669. This growth was mainly attributable to the Group’s expansion in the Chinese market, where we opened 22 new Leather Editions and five new Natuzzi Italia stores during 2013.

According to a brand breakdown, net sales for 2013 of the Natuzzi Italia branded furniture decreased 4.1% over 2012 to €132.1 million, and the number of seats sold increased by 2.5%. Net sales of Natuzzi Editions/Leather Editions decreased by 3.8% to €160.7 million over 2012, and the number of seats sold decreased by 7.7%. Net sales of the private label production increased by 5.2% over 2012 to €110.0 million and the number of seats sold increased by 8.5% to 686,930.

In 2013, total seats sold increased 0.3% to 1,686,347 from 1,680,770 units sold in 2012.

See “Item 4. Information on the Company—Markets” for tables setting forth the Group’s net leather- and fabric-upholstered furniture sales and seats sold, which are broken down by geographic market, for the years ended December 31, 2011, 2012 and 2013.

The following provides a more detailed country-by-country examination of the changes in volumes in our principal markets, according to the Group’s main sales categories:

• Natuzzi Italia. In terms of seats sold under the Natuzzi Italia brand, the Group recorded negative results in the United Kingdom (-10.5%), Germany (-15.7%), Canada (-14.0%), the United States (-8.2%), France (-21.9%), South Korea (-11.5%), Belgium (-28.3%), Australia (-10.0%), Mexico (-9.0%) and India (-6.4%). Positive results were reported in Italy (+14.9%), the Netherlands (+32.9%), Spain (+2.3%), China (+24.5%), Russia (+17.9%), Saudi Arabia (+34.6%), Israel (+29.8%), Switzerland (+3.4%), United Arab Emirates (+40.4%), Taiwan (+6.2%), and Austria (+24.7%).

• Natuzzi Editions/Leather Editions. The Group recorded a decrease over 2012 in terms of seats sold in countries such as the United States (-16.0%), Canada (-15.9%), Australia (-1.2%), Belgium (-28.1%), South Korea (-5.9%), Spain (-13.1%), Chile (-10.1%) and Puerto Rico (-29.9%). Positive results were reported in the United Kingdom (+11.1%), Japan (+13.6%), China (+112.8%), Germany (+17.4%), France (+14.5%), Brazil (+34.0%), Russia (+6.2%), Mexico (+63.2%) and Israel (+3.6%).

• Private label production. In 2013 the Group reported negative results in Germany (-10.3%), United Kingdom (-18.0%), Norway (-25.2%), Spain (-25.2%), Austria (-20.1%), the Netherlands (-16.9%), and Japan (-35.0%). Positive results were recorded in the United States (+2.6%), France (+13.1%), Canada (+90.0%), Brazil (+21.1%), Switzerland (+13.7%), China (+73.8%), Sweden (+20.8%), Belgium (+34.2%), Israel (+806.4%), and United Arab Emirates (+47.4%).

Other Net Sales, principally sales of polyurethane foam and leather sold to third parties, as well as of accessories, decreased 22.2% to €46.3 million, as compared to €59.4 million in 2012.

Cost of Sales in 2013 increased by 1.1% to €317.3 million (representing 70.7% of net sales), as compared to €313.8 million (or 66.9% of net sales) in 2012. In particular, consumption costs (defined as purchases plus beginning stock minus final stock and plus leather processing) increased as a percentage of total net sales, passing from 44.6% in 2012 to 46.4% in 2013. These increases were mainly due to a different sales mix (more private label products sold), higher raw material costs and higher production costs, deriving from a lower level of productivity, especially in the Group’s Italian plants. In addition, we experienced six days of labor strikes in June and July 2013, and a slowdown campaign by Italian labor from July through September 2013 in reaction to the announcement of the reorganization of the Group’s Italian operations on July 1, 2013. These negative trends were partially offset by the positive impact of efficiency measures that have been introduced, including better management of outsourced materials and components. Transformation costs (defined as manufacturing labor costs and industrial costs) increased slightly from 22.4% in 2012 to 23.8% in 2013 mainly because of a negative sales mix and increased costs of labor in China and Romania.

Gross Profit. The Group’s gross profit in 2013 amounted to €131.8 million (29.3% of net sales), as compared to €155.0 million in 2012 (33.1% of net sales) as a result of the factors described above.

Selling Expenses decreased in 2013 to €126.6 million, as compared to €132.4 million in 2012, and, as a percentage of net sales, was the same as in 2012, at 28.2%.

General and Administrative Expenses. In 2013, the Group’s general and administrative expenses decreased by €2.4 million to €37.5 million, from €39.9 million in 2012, and, as a percentage of net sales, from 8.5% in 2012 to 8.4% in 2013, due to cost control measures implemented over the past few quarters.

Operating Income (Loss). As a result of the factors described above, the Group had an operating loss of €32.3 million for 2013, compared to an operating loss of €17.3 million in 2012.

Other Income (expenses), net. The Group registered “Other expense, net,” of €31.9 million in 2013 as compared to “Other expense, net,” of €4.6 million in 2012.

Net interest expense, included in other expense, net, in 2013 was €0.5 million, as compared to net expenses of €0.2 million in 2012. See Note 26 to the Consolidated Financial Statements included in Item 18 of this Annual Report.

The Group recorded a €2.9 million foreign-exchange net loss in 2013 (included in other income (expense), net), as compared to a net loss of €2.5 million in 2012. The foreign exchange loss in 2013 primarily reflected the following factors:

•	a net realized gain of €2.1 million in 2013 (as compared to a net realized loss of €1.1 million in 2012) on domestic currency swaps due to the difference between the forward rates of the domestic currency swaps and the spot rates at which the domestic currency swaps were closed (the Group uses forward rate contracts to hedge its price risks against unfavorable exchange rate variations);

•	a net realized loss of €2.6 million in 2013 (compared to a gain of €2.3 million in 2012), from the difference between invoice exchange rates and collection/payment exchange rates;

•	a net unrealized loss of €2.9 million in 2013 (compared to an unrealized loss of €4.6 million in 2012) on accounts receivable and payable; and

•	a net unrealized gain of €0.5 million in 2013 (compared to an unrealized gain of €0.9 million in 2012), from the mark-to-market evaluation of domestic currency swaps.

The Group recorded expenses of €28.5 million during 2013 that were recorded under “Other expenses, net,” compared to “Other expenses, net” of €1.9 million reported in 2012. The €28.5 million under “Other expenses, net” mainly reflected the following factors:

•	€1.4 million of other provisions for contingent liabilities mainly related to claims and legal actions;

•	€8.5 million related to the impairment of long-lived assets;

•	€19.9 million accrual for one-time employee termination benefits;

•	€8.7 million as extraordinary gain on fixed asset disposal and related to the second supplementary agreement that was signed between the Company and the Shanghai Municipality, pursuant to which the Company obtained the reimbursement of taxes due on relocation compensation; and

•	€6.1 million as other expenses, net, of which €2.3 million consists of extraordinary contingent liabilities related to the partial write off of certain government capital grants receivables and €1.7 million of extraordinary costs related to the restructuring of the Group.

The Group does not use hedge accounting and records all fair value changes of its domestic currency swaps in its statement of operations. See Note 26 to the Consolidated Financial Statements included in Item 18 of this Annual Report.

Income Taxes. In 2013, the Group had an effective tax rate of 6.44% on its losses before taxes and non-controlling interests, compared to the Group’s effective tax rate of 19.08% reported in 2012.

For the Group’s Italian companies the effective tax rate (i.e., the obligation to accrue taxes despite reporting a loss before taxes) was, in part, due to the regional tax known as “IRAP” (Imposta Regionale sulle Attività Produttive; see Note 16 to the Consolidated Financial Statements included in Item 18 of this Annual Report). This regional tax is generally levied on the gross profits determined as the difference between gross revenue (excluding interest and dividend income) and direct production costs (excluding labor costs, interest expenses and other financial costs). As a consequence, even if an Italian company reports a pre-tax loss, it could still be subject to this regional tax. In 2013, some Italian companies within the Group reported losses but had to pay IRAP.

As in 2012, because most of the Italian and foreign subsidiaries realized significant pre-tax losses and were in a cumulative loss position, management did not consider it reasonably certain that the deferred tax assets of those companies would be realized in the scheduled reversal periods (see Note 16 to the Consolidated Financial Statements included in Item 18 of this Annual Report).

Net Loss. Reflecting the factors above, the Group reported a net loss of €68.6 million in 2013, as compared to a net loss of €26.1 million in 2012. On a per-Ordinary Share, or per-ADS basis, the Group had net losses of €1.25 in 2013, as compared to net losses of €0.48 in 2012.

As disclosed in Note 29 to the Consolidated Financial Statements included in Item 18 of this Annual Report, established accounting principles in Italy vary in certain significant respects from generally accepted accounting principles in the United States. Under U.S. GAAP, the Group would have had net losses of €62.0 million, €29.5 million and €13.1 million in 2013, 2012 and 2011, respectively, compared to net losses of €68.6 million, €26.1 million and € 19.6 million in 2013, 2012 and 2011, respectively under Italian GAAP.

2012 Compared to 2011

Total Net Sales for 2012, including sales of leather and fabric-upholstered furniture and other sales (principally sales of polyurethane foam and leather sold to third parties as well as of accessories), decreased 3.6% to €468.8 million, as compared to €486.4 million in 2011.

Net sales for 2012 of leather and fabric-upholstered furniture decreased 3.7% to €409.4 million, as compared to €425.3 million in 2011. The 3.7% decrease was due principally to a 6.0% decrease in the number of seats sold. Net sales of Natuzzi Italia-branded furniture accounted for 34.2% of our total furniture net sales in 2012 (as compared to 42.6% in 2011), and net sales of the other brands, namely Natuzzi Editions/Leather Editions, Italsofa, and private label products accounted for 65.8% of our total net sales for 2012 (as compared to 57.4% in 2011).

Net sales for 2012 of leather-upholstered furniture decreased 3.3% to €389.8 million, as compared to €403.0 million in 2011, and net sales for 2012 of fabric-upholstered furniture decreased 11.8% to €19.6 million, as compared to €22.2 million in 2011.

In the Americas, net sales of upholstered furniture in 2012 increased by 18.4% to €169.9 million, as compared to €143.5 million in 2011, and seats sold increased by 7.3% to 832,977. Net sales of Natuzzi Editions/Leather Editions, Italsofa and private label products increased 21.0% over 2011 at €154.0 million, while net sales of the higher-priced Natuzzi Italia-branded furniture were €15.9 million, down 1.7% as compared to 2011. In Europe, net sales of upholstered furniture in 2012 decreased 18.3% to €180.0 million, as compared to €220.3 million in 2011, due to the combined effect of a 27.4% decrease in net sales of Natuzzi Italia-branded furniture and to a 4.7% decrease in net sales of Natuzzi Editions/Leather Editions, Italsofa and private label products. In the rest of the world, net sales of upholstered furniture decreased 3.3% to €59.5 million, as compared to €61.5 million in 2011.

Net sales for 2012 of the Natuzzi Italia-branded furniture decreased 22.9% over 2011 to €139.9 million, with the number of Natuzzi Italia-branded seats sold decreasing by 28.4%. During 2012 net sales of Natuzzi Editions/Leather Editions, Italsofa and private label products increased 10.5% to €269.5 million, as compared to €243.9 million in 2011, with the number of seats sold increased by 1.7%.

In 2012, total seats sold decreased 6.0% to 1,680,770 from 1,787,820 units sold in 2011. Negative performance was recorded in Europe (down 18.5% to 635,955 seats) and in Asia-Pacific, the Middle East and Africa (down 8.2% to 211,839 seats), whereas the Group reported positive results in the Americas (up 7.3% to 832,977 seats).

The following provides a more detailed country-by-country examination of the changes in volumes in our principal markets, according to the Group’s main sales categories:

• Natuzzi Italia brand. In terms of seats sold under the Natuzzi brand, the Group recorded negative results in Canada

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

• Natuzzi Editions/Leather Editions, Italsofa and private label products. The Group recorded a decrease over 2011 in terms of seats sold in countries, such as Chile (-18.8%), Puerto Rico (-18.3%), Saudi Arabia (-7.4%), Taiwan (-26.4%), Israel

(-23.9%), Turkey (-13.4%), Japan (-27.3%), Germany (-23.6%), France (-21.3%), Spain (-32.4%), Netherlands (-24.2%), Russia

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

Other Net Sales (principally sales of polyurethane foam and leather sold to third parties, as well as of accessories) decreased 2.7% to € 59.4 million, as compared to € 61.0 million in 2011.

Cost of Sales in 2012 decreased by 3.7% to € 313.8 million (representing 66.9% of net sales), as compared to € 326.1 million (or 67.0% of net sales) in 2011. In particular, consumption costs (defined as purchases plus beginning stock minus final stock and plus leather processing) increased slightly as a percentage of total net sales, passing from 44.3% in 2011 to 44.6% in 2012, mainly due to a different sales mix (more private label products sold), but these results reflect the positive impact of efficiency measures that have been introduced, including better management of outsourced materials and components, in the absence of which consumption costs would have been higher as a percentage of total net sales. Transformation costs (defined as manufacturing labor costs and industrial costs) saw an improvement, in terms of the percentage of the total net sales, declining slightly from 22.7% in 2011 to 22.4% in 2012, mainly due to higher efficiency in the Group’s operations following the extension of the moving line approach in our manufacturing plants.

Gross Profit. The Group’s gross profit decreased 3.3% in 2012 to €155.0 million (33.1% of net sales), as compared to €160.3 million in 2011 (33.0% of net sales) as a result of the factors described above.

Selling Expenses decreased 8.2% in 2012 to €132.4 million, as compared to €144.3 million in 2011, and, as a percentage of net sales, decreased to 28.2% from 29.7% in 2011.

In particular, in 2012 transportation costs increased in Euro terms to €47.6 million, from €46.4 million reported in 2011, but also as percentage of total net sales (10.2% from 10.5% one year ago) due to a different sales-mix (higher sales of lower-priced private label products), as well as to more shipments with longer routes, especially towards North America. These costs would have been higher if we had not implemented efficiency recovery measures to rationalize the Group’s logistics, such as renegotiation of transportation tariffs, better management of customs expenses and a reduced number of third-party storage, together with a renegotiation of storage fees.

Commissions to agents increased slightly in 2012 over 2011, passing from 1.9% of total net sales to 2.1% in 2012. Advertising expenses decreased by €4.8 million compared to 2011, representing 4.2% of total net sales in 2012 (5.0% in 2011).

General and Administrative Expenses. In 2012, the Group’s general and administrative expenses decreased by 7.9% to €39.9 million, from €43.3 million in 2011, and, as a percentage of net sales, from 8.9% in 2011 to 8.5% in 2012. The reduction both in absolute terms and as percentage on net sales is the results of the reorganization measure implemented at Group level.

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

Net interest expenses, included in other expense, net, in 2012 was €0.2 million, as compared to net expenses of €0.5 million in 2011. See Note 26 to the Consolidated Financial Statements included in Item 18 of this Annual Report.

The Group recorded a €2.5 million foreign-exchange net loss in 2012 (included in other income (expense), net), as compared to a net gain of €0.5 million in 2011. The foreign exchange gain in 2012 primarily reflected the following factors:

•	a net realized loss of €1.6 million in 2012 (as compared to a net realized gain of €1.9 million in 2011) on domestic currency swaps due to the difference between the forward rates of the domestic currency swaps and the spot rates at which the domestic currency swaps were closed (the Group uses the forward rate to hedge its price risks against unfavorable exchange rate variations);

•	a net realized gain of €2.3 million in 2012 (compared to a loss of €1.2 million in 2011), from the difference between invoice exchange rates and collection/payment exchange rates;

•	a net unrealized loss of €4.6 million in 2012 (compared to an unrealized gain of €0.4 million in 2011) on accounts receivable and payable; and

•	a net unrealized gain of €1.4 million in 2012 (compared to an unrealized loss of €0.6 million in 2011), from the mark-to-market evaluation of domestic currency swaps.

The Group also recorded in 2012 other expenses, net, included in “other income (expense), net”, of €1.9 million, compared to other income, net of €17.3 million reported in 2011. The €1.9 million under “Other, net” reflected the following factors:

•	a €0.7 million contingent-liabilities provision for estimated losses related to some claims (including tax claims) and legal actions in 2012, while in 2011, the provisions for contingent liabilities amounted to €2.5 million;

•	other expenses of €0.3 million deriving from the write-off of fixed assets in 2012, almost the same amount as reported for 2011;

•	a €0.9 million loss deriving from the impairment of long-assets (Natuzzi Iberica).

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

For the Group’s Italian companies the effective tax rate (i.e., the obligation to accrue taxes despite reporting a loss before taxes) was, in part, due to IRAP; see Note 16 to the Consolidated Financial Statements included in Item 18 of this Annual Report). In 2012, some Italian companies within the Group reported losses but had to pay IRAP.

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

In light of the downturn of the global economy and the continuing uncertainty about these conditions in the foreseeable future, we are focused on effective cash management, controlling costs, and preserving cash in order to continue to make necessary capital expenditures.

As of December 31, 2013, the Group had cash and cash equivalents on hand of €61.0 million, and unsecured lines of credit for cash disbursements totaling €47.0 million (€48.3 million as of December 31, 2012). The Group uses these lines of credit to manage its short-term liquidity needs. The unused portions of these lines of credit amounted to approximately €1 million (see Note 13 to the Consolidated Financial Statements included in Item 18 of this Annual Report) as of December 31, 2013. At December 31, 2013, we had €25.0 million in bank overdrafts outstanding. Amounts borrowed by the Group under these credit facilities are not subject to any restrictions on their use, but are repayable either on demand (for bank overdrafts) or on a short-term basis (for other bank borrowings under existing credit lines). In March 2014, €20.0 million of these bank overdrafts were renewed. Given their nature, these lines of credit may be terminated by the banks at any time. If these lines of credit are terminated on short notice, we would need to find alternative sources of liquidity or refinance these amounts on short notice, which could be difficult to do on favorable terms. See “Item 3 – Key Information – Risk Factors.” The Group’s borrowing needs generally are not subject to significant seasonal fluctuations.

Although we had €61.0 million in cash and cash equivalents on hand at December 31, 2013, 78% of this amount consists of the unused portion of the relocation compensation payment received in connection with our Chinese plant in 2011. To the extent management intends to move the cash from China by a dividend distribution, a withholding tax of 10% and the income taxes in Italy (equal to 27.5% of 5% of the dividends distributed) would have to be paid. Tax liabilities that would result from repatriation of cash from China have been recorded in the financial statements.

Cash Flows—The Group’s cash and cash equivalents were €61.0 million as of December 31, 2013, as compared to €77.7 million as of December 31, 2012. The most significant changes in the Group’s cash flows between 2012 and 2013 are described below.

Net cash used by operating activities was -€2.2 million in 2013, as compared to net cash used in operations of -€8.2 million in 2012.

As at December 31, 2013, we had a general decrease in inventory levels of €3.3 million in comparison with December 31, 2012, due mostly to more efficient warehouse management. Furthermore, a positive contribution to operating cash flow derived from a more efficient management of receivables and payables.

Net cash used in investment activities in 2013 was -€8.2 million compared to -€6.5 million in 2012, mainly due to the investments made in connection with the newly-introduced Re-vive armchair and for the expansion of the Company’s retail network.

In 2013, the main investments carried out by the Group were related primarily to adapting the structure of the Group’s existing facilities and in particular in Italy (Santeramo in Colle, Pozzuolo del Friuli and Qualiano), in Romania and in China and to further develop the SAP system and its related software.

Cash used by financing activities in 2013 totaled -€5.2 million, as compared to -€0.9 million of cash used by financing activities in 2012; this change is mainly due to a decrease in short term borrowings.

Management believes that the Group has sufficient sources of liquidity to fund working capital expenditures and other contractual obligations for the next 12 months. The Group’s principal source of liquidity is its existing cash and cash equivalents, supplemented to the extent needed to meet the Group’s short term cash requirements by accessing the Group’s existing lines of credit. The Group has the ability to renew the various lines of credit available; in fact, as indicated previously, in March 2014 €20.0 million of expiring bank overdrafts were renewed. Moreover, management highlights that the Group’s cash liquidity is sufficient for its normal course of business, even if most of the cash is mainly in China and, in that management decides to move this cash from China by means of a dividend distribution, a withholding tax of 10% has to be paid, according to the Chinese law currently in force, in addition to income taxes in Italy (equal to 27.5% of 5% of the distributed dividends). Tax liabilities that would result from repatriation of cash from China have been recorded in the financial statements.

As of December 31, 2013, the Group’s long-term contractual cash obligations amounted to €112.1 million, of which €45.0 million will come due in 2014. See “Item 5. Operating and Financial Review and Prospects — Contractual Obligations and Commitments.” The Group’s long-term debt represented less than 5.0% of shareholders’ equity as of December 31, 2013 and 2012 (see Note 18 to the Consolidated Financial Statements included in Item 18 of this Annual Report). As of December 31, 2013 and 2012 there were no covenants on the above long-term debt. The Group’s principal uses of funds are expected to be the payment of operating expenses, working capital requirements, capital expenditures and restructuring of operations. See “Item 4. Products” for further description of our research and development activities. See “Item 4. Incentive Programs and Tax Benefits” for further description of certain government programs and policies related to our operations. See “Item 4. Capital expenditure” for further description of our capital expenditures.

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

As of December 31, 2013, the Group’s long-term debt consisted of €7.5 million (including €3.3 million of the current portion of such debt) outstanding under subsidized loans granted by the Italian government (see “Item 4. Incentive Programs and Tax Benefits”) and its short-term debt consisted of €25.0 million outstanding under its existing lines of credit, comprised entirely of bank overdrafts. This compares to €26.9 million of short-term debt as of December 31, 2012. In March 2014, €20.0 million of such bank overdrafts were renewed.

As of December 31, 2013, all of the Group’s long-term debt and short-term debt were denominated in euro. For the maturity profile of the Group’s long-term debt, please consult the table labeled “Contractual Obligations” below. Short-term overdrafts are payable on demand. Other bank borrowings under existing lines of credit have other short-term maturities. The bulk of the group’s long-term debt bears interest at a 3-month Euribor (360) plus a 1.0% spread per annum, with 34.1% of its long-term debt bearing interest at 0.74% per annum. The Group’s short-term debt bears interest at floating rates, with a weighted average interest rate per annum of 3.89% on the Group’s overdraft borrowing as of December 31, 2013, compared to 2.16% as of December 31, 2012. The Group does not have outstanding any other debt instruments, except that it has entered derivative instruments to reduce its exposure to the risk of short-term declines in the value of its foreign currency denominated revenues and not for speculative or trading purposes. For additional information on these derivative instruments, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Exchange Rate Risks.”

The Group maintains cash and cash equivalents in the currencies in which it conducts its operations, principally Chinese Yuan, U.S. dollars, euro, New Romanian Leu, British pounds and Canadian dollars.

The following table sets forth the material contractual obligations and commercial commitments of the Group (of the type required to be disclosed pursuant to Item 5F of Form 20-F) as of December 31, 2013:

	Payments Due by Period (thousands of euro)
Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	After 5 years
Long-term debt	7,646	3,342	3,135	1,036	—
Bank overdrafts	25,020	25,020	—	—	—
Total Debt(1)	32,666	28,362	3,135	1,036	—
Interest due on Total Debt (2)	1,320	1,152	147	21	—
Operating Leases (3)	78,079	15,446	30,656	31,977	—
Total Contractual Cash Obligations	112,065	44,960	33,938	33,034	—

(1)	Please see Note 18 to the Consolidated Financial Statements included in Item 18 of this Annual Report for more information on the Group’s long-term debt. See Notes 13 and 18 of the Consolidated Financial Statements included in Item 18 of this Annual Report on Form 20-F.
(2)	Interest due on Total debt has been calculated using rates contractually agreed with lenders.
(3)	The leases relate to the leasing of manufacturing facilities and stores by several of the Group’s companies.

Under Italian law, the Company and its Italian subsidiaries are required to pay a termination indemnity to their employees when these cease their employment with the Company or the relevant subsidiary. Likewise, the Company and its Italian subsidiaries are required to pay an indemnity to their sales agents upon termination of the sales agent’s agreement. As of December 31, 2013, the Group had accrued an aggregate employee termination indemnity of €24.8 million. In addition, as of December 31, 2013, the Company had accrued an aggregate sales agent termination indemnity of €1.1 million and a one-time termination indemnity benefit of €24.7 million. The one-time termination benefit includes the amount to be paid on the separation date to certain workers to be terminated on an involuntary basis. See Notes 3(o) and 19 of the Consolidated Financial Statements included in Item 18 of this Annual Report. These amounts are not reflected in the table above. It is not possible to determine when the amounts that have been accrued will become payable.

In September 2011, the Company renewed its agreement with the trade unions and the Ministry of Labor and Social Policy that permitted it to participate in a temporary workforce reduction program and to benefit from the “Cassa Integrazione Guadagni Straordinaria,” or CIGS, for a period of 24 months beginning on October 16, 2011. Pursuant to the CIGS, government funds pay a substantial majority of the salaries of redundant workers who are subject to layoffs or reduced work schedules. For the 2011-2013 period, an average of 1,273 employees from the Group’s headquarters and production facilities were covered by the program, which contemplated a surplus of 1,060 employees at the end of the period on October 15, 2013.

Under the program, during the 24-month layoff period the Company was subject to a formal commitment to make investments (e.g., equipment related to the production activities; marketing, sales and distribution network development; research and development; patents; trademarks; training requalification) for a total amount of €50.0 million. These amounts are not reflected in the table above because it is not possible to determine when this investment will be carried out.

On October 10, 2013, shortly before the expiration of the 2011 agreement, the Company entered into the Italian Reorganization Agreement with local institutions, Italian trade unions, the Ministries of Economic Development and of Labor and Social Policy and the regions of Puglia and Basilicata governing the reorganization plan for the Group’s Italian operations. The plan contemplated by the Italian Reorganization Agreement anticipates future layoffs of 1,506 employees (instead of the 1,060 contemplated by the agreement signed in 2011). Due to the complexity of the measures envisioned by the plan and in order to better manage workforce reductions, the Company and the trade unions obtained a one-year extension of the Company’s participation in the CIGS through October 15, 2014.

The Company anticipates making incentive payments to induce the voluntary resignation of up to 600 employees (as of the day of the filing of this Annual Report, 372 people have already accepted such incentives) at the conclusion of the period covered by the CIGS program. As a result, in 2013, the Company increased the one-time termination benefits reserve with an accrual of €19.9 million, which is recorded as a non-operating expense, under the line “Other Income/(Expense), Net”. Please See Notes 3(o) and 19 of the Consolidated Financial Statements included in Item 18 of this Annual Report.

The Group is also involved in a number of claims (including tax claims) and legal actions arising in the ordinary course of business. As of December 31, 2013, the Group had accrued provisions relating to these contingent liabilities in the amount of €7.3 million. See “Item 8. Financial Information—Legal and Governmental Proceedings” and Notes 19 and 26 to the Consolidated Financial Statements included in Item 18 of this Annual Report.

Trend information

Global economic activity has been expanding for the last few quarters, albeit at a moderate pace, reflecting to some extent changes in growth dynamics across regions. While growth is trending up in most advanced economies, hence contributing to an increasing support to the global recovery, major emerging market economies have somewhat slowed.

In particular, real GDP in the Euro area rose for the last three quarters and the latest disclosure of survey-based confidence indicators confirm a moderate growth also in the first part of this year. Looking ahead, the current recovery is expected to proceed, albeit at a slow pace. In fact, some further improvements in domestic demand should emerge, supported by accommodative monetary conditions, improving financing conditions, progress in the fiscal adjustment process and structural reforms. Economic activity is also expected to benefit from a gradually increasing demand for the euro-area exports. At the same time, unemployment in the euro remains high, and the necessary balance sheet consolidation in the public and private sectors will continue to curb the pace of the economic recovery.

In the United States, real GDP growth remained robust in the fourth quarter of 2013 supported by strong private consumption, non-residential investment and exports. Although recent indicators suggest some moderation in the first months of 2014, reflecting the strong build-up of inventories in previous quarters and adverse weather conditions, this is expected to be temporary.

In China, the economy continued to be relatively weak also in 2013, as slightly stronger domestic demand failed to offset weaker net exports. Overall, the main indicators in early 2014 pointed to a gradual weakening in growth, confirming that the slowdown in growth is expected to continue. Economic prospects for other major emerging Asian economies remain relatively modest.

The Group’s order flow during the first quarter of 2014 was up by low single-digits over the comparable period in the prior year. Orders from North and Central America are consistent with these overall trends, up by low single-digits compared to last year.

Initial orders for mature European markets suggest growth is still weak, with orders remaining nearly flat compared to last year, reflecting general economic conditions, although the region has seen some encouraging signs. For instance, in Italy (which in 2013 represented about 7% of our net upholstery sales), we have seen high single-digit growth versus the same period in 2013, which we attribute to improvements in product offerings, pricing and communications that are beginning to show positive results. Eastern Europe and Scandinavian countries together are reporting low single-digit increases in order flow.

The Middle East, Africa and India have registered an overall increase over the same period in 2013 of approximately 20%, although the absolute number of sales in these markets remains relatively small.

In the first quarter of 2014, Latin America, excluding Mexico, has reported a low single-digit decrease in orders compared to the prior year.

In the Asia-Pacific region (and in China in particular) order flow for the first quarter of 2014 has been quite weak, down by high single digits compared to the prior year. We attribute this decline to the fact that we have been in contract negotiations with one of our major partners in China, but we recently reached an agreement on this contract and expect to see an increase in orders in the coming months, in part due to a planned retail expansion in China in 2014.

With respect to sales and revenues, which the Group recognizes once products are shipped, we have seen a decline of approximately 11% in the first quarter of 2014 compared with 2013, largely due to production delays, particularly in China and Italy.

The increase in orders for our Chinese plant seen in the first few weeks of 2014 was not accompanied by a sufficient, corresponding increase in our labor force, increasing our backlog of orders and production times. In response, additional Chinese laborers were hired in early March 2014, however, these laborers had to undergo training after being hired. We expect to have reduced our backlog and to be back to a more normal production schedule by May 2014.

In Italy, our productivity levels were also low during the first quarter of 2014, largely due to our reorganization efforts and commitments under the CIGS program. In particular, this decline is attributable to the application of social criteria, including age, family obligations or time spent in the CIGS program, in determining which staff are employed in production, as opposed to selection based solely on efficiency. We experienced a temporary increase in orders for our Italian plants during this period, and staffed our plants with workers on rotation, which also lowered our productivity levels. In addition, during February 2014, our Italian plants were closed for two days while we announced the names of those employees that would be subject to termination at the conclusion of the CIGS program. Subsequently our Italian laborers protested the announcement of layoffs by blocking any goods from entering or leaving our Italian plants for another three days, effectively stopping production.

Production in our Brazilian and Romanian plants during 2014 has continued under normal conditions.

Off-Balance Sheet Arrangements

As of December 31, 2013, neither Natuzzi S.p.A. nor any of its subsidiaries was a party to any off-balance sheet arrangements.

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

U.S. GAAP — Recently issued but not yet adopted U.S. accounting pronouncements relevant for the Company are outlined below:

In July 2013, the Financial Accounting Standards Board, or the FASB, issued Accounting Standards Update, or ASU, No. 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists,” or ASU No. 2013-11, which concludes that, under certain circumstances, unrecognized tax benefits should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. ASU No. 2013-11 will be effective for us beginning January 1, 2014. We do not anticipate that the adoption of this standard will have a material impact on our financial position.

In March 2013, the FASB issued ASU No. 2013-05, “Parent’s Accounting for the Cumulative Translation Adjustment upon De-recognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity,” or ASU No. 2013-05. The objective of ASU No. 2013-05 is to resolve the diversity in practice regarding the release into net income of the cumulative translation adjustment upon de-recognition of a subsidiary or group of assets within a foreign entity. ASU No. 2013-05 will be effective for us beginning January 1, 2014. We do not anticipate that the adoption of this standard will have an impact on our results of operations or financial position.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The board of directors of Natuzzi S.p.A. currently consists of nine members, all of whom were elected at the Company’s annual general shareholders’ meeting held on April 28, 2014 and whose terms will expire on the date on which the shareholders’ meeting will approve the financial statements for fiscal year 2016. The directors and senior executive officers of the Company as of April 30, 2014, were as follows:

Name	Age	Position with the Company
Pasquale Natuzzi	74	Chairman of the Board of Directors, Chief Executive Officer and ad interim Chief HR & Organization Officer
Antonia Isabella Perrone	44	Director
Giuseppe Antonio D’Angelo	48	Outside Director
Dimitri Duffeleer	44	Outside Director
Cristina Finocchi Mahne	48	Outside Director
Ernesto Greco	63	Outside Director
Giuseppe Marino	48	Outside Director
Vincenzo Perrone	55	Outside Director
Stefania Saviolo	49	Outside Director
Umberto Bedini	58	Chief Operations Officer
Vittorio Notarpietro	51	Chief Financial Officer
Pasquale De Ruvo	39	Chief Legal and Security Officer
Angelo Colacicco	45	Chief Information Officer
Antonio Cavallera	34	Chief Strategic Planning and Integrated Comm. Officer
Giuseppe Cacciapaglia	45	Chief Internal Control Systems Officer
Simone Ferrari	49	Chief Marketing Officer
Marco Saltalamacchia	52	Chief Commercial Officer

Pasquale Natuzzi, currently Chairman of the Board of Directors, Chief Executive Officer and ad interim Chief HR & Organization Officer. He founded the Company in 1959. Mr. Natuzzi held the title of sole director of the Company from its incorporation in 1972 until 1991, when he became the Chairman of the Board of Directors. Mr. Natuzzi has creative skills and is directly involved with brand development and product styling. He takes care of strategic partnerships with existing and new accounts.

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

Giuseppe Antonio D’Angelo is an Outside Director of the Company and is currently Executive Vice President of Anglo-America & CIS regions with Ferrero International SA. Before joining Ferrero in 2009, he acquired significant international experience in general management of multinational companies such as General Mills (from 1997 to 2009), S.C. Johnson & Son (from 1991 to 1997) and Procter & Gamble (from 1989 to 1991). Mr. D’Angelo earned his Bachelor of Arts degree in Economics from LUISS University of Rome in 1988. He received certification from Harvard Business School in the Advanced Management Program in 2004.

Dimitri Duffeleer is an Outside Director of the Company and since June 2003 has been a Managing Director & Co-Founder of Quaeroq CVBA, an investment firm that focuses on small and mid-sized companies and that is a holder of 5.0% of the Company’s outstanding share capital. He founded the research company At Infinitum in 1998 and prior to that worked in engineering. He is currently a director and a member of the audit committee at RealDolmen NV, a director, president of the audit committee and member of the remuneration committee for Connect NV, a member of the supervisory board and the strategic committee at Generix Group and a director and a member of the audit and remuneration committee at Fountain SA.

Cristina Finocchi Mahne is an Outside Director of the Company and is currently Professor of Advanced Business Administration at the Faculty of Economics of the University of Rome La Sapienza and Lecturer of Corporate Governance at Luiss Guido Carli. She is a member of the board of directors and of the remuneration, related parties and control and risk committees of Trevi Group, a listed high-technology engineering company (since 2013) and a member of the board and of the control and risk committee of Banco di Desio e della Brianza, a listed banking group (since 2013). She previously served from 2010 to 2013 on the board of directors of the PMS Group, a listed public relations firm. She is Co-Chair of the Italian Chapter of Women Corporate Directors, an international think tank focused on best practices in corporate governance. She began her career in corporate finance at Euromobiliare, a merchant bank owned by HSBC and then gained additional experience in finance at Tamburi & Associati, followed by experiences with JP Morgan and Hill & Knowlton. She is the author of articles published in leading Italian economic newspapers and international publications.

Ernesto Greco is an Outside Director of the Company and since October 2007 has been the Chief Financial Officer and General Manager for Administration, Control and Information Systems of the Ferragamo Group. He started his professional career working in large chemical groups, including Montedison and Eni, as well as in high tech companies such as Hewlett Packard and Wang Laboratories in controllership and finance related positions. From 1989 to 2006 he served as Chief Financial Officer at the Bulgari Group and, from 2006 to 2007, he served as Chief Executive Officer of the Natuzzi Group.

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

Vincenzo Perrone is an Outside Director of the Company and is currently Professor of Organizational Theory and Behavior at Bocconi University—Milan, Italy, where he also previously served as Director of the Organizational and Human Resource Management Department of the Bocconi School of Management (1996—2002), Chairman of the Institute of Organization and Information Systems (2001—2007) and Vice-Rector for Research (2008—2012). He was a visiting professor at Carlson School of Management at the University of Minnesota from 1992 to 1994. He currently serves on the board of energy company Egea S.p.A. (since June 2009) and as a strategic advisor to the CEO of Fiera Milano S.p.A., a trade fair and exhibition organizer (since 2013). He has prior experience as a member of the board of directors of ClarisVita S.p.A. (2003—2005), ACTA S.p.A. (2004), IP Cleaning S.p.A. (2004—2008) and Società Autostrada Pedemontana Lombarda S.p.A. (2009—2011) and served on the advisory boards of Arthur Andersen MBA S.r.l. (1999—2000) and SAP Italia S.p.A. (2000—2001), as a member of the Technical and Scientific Oversight Board for procurement studies overseen by the Ministry of Economy and Finance – Treasury Department, on board committees responsible for awarding public tenders organized by Consip S.p.A. (2000—2003), on the Technical Committee for Research and Innovation of Confindustria (2004—2008) and on the Technical Commission for Public Finance at the Ministry of Economy and Finance (2007—2008). He has served as the Director of the Bocconi School of Management’s Economia & Management journal and has served as a reviewer for the Academy of Management Journal, Academy of Management Review, Organization Science (editorial board member) and Journal of International Business Studies. He has published several books and articles both in Italian and international journals.

Stefania Saviolo is an Outside Director of the Company. Since 2013 she has been the Director of the Luxury & Fashion Knowledge Center at SDA Bocconi School of Management where she also was the founding director for the Master in Fashion, Experience & Design Management program. She also teaches courses in Bocconi’s MBA program. She has gained expertise in brand management, product marketing and internationalization strategies as a management consultant for international fashion and luxury companies. She was a visiting scholar at the Stern School of Business at New York University from 1992 to 1993 and continues to organize programs for the study of Italian fashion and luxury for the Stern MBA program. She has also served as a visiting professor at Fudan University of Shanghai, China and is a member of the China Lab for the Bocconi School of Management. She is the author and co-author of several books and articles on management, particularly in the luxury, fashion and design industries.

Umberto Bedini is the Chief Operations Officer of the Company. He rejoined the Company in May 2013, after serving as Chief Executive Officer of Edilcemento SpA (a subsidiary of Gruppo Colacem SpA) from June 2012 to April 2013. From January 2011 to May 2012, within the Gruppo Colacem, he served as Chairman and Chief Executive Officer for Mirsovito M.D., Chief Executive Officer for Novito D.O.O and Chairman and Chief Executive Officer for Eurocem Trade D.O.O. From 2008 to 2010 he was Senior Vice President at Natuzzi Spa. He previously occupied key functions within a number of international businesses, including Angelini – Pharmaceutical Group, Rockwell Rimoldi, Indesit and Candy Group. From 2004 to 2008, Mr Bedini was a partner and CEO of ECA Consulting.

Antonio Cavallera is the Chief Strategic Planning & Integrated Communications Officer of the Company. He joined the Company in December 2005 and covered roles of increasing responsibility in the Human Resources & Organization Department. From November 2010 to August 2011 he was Corporate & Commercial Human Resources Manager and from June 2009 to November 2010 as Commercial Human Reources Manager. He has also served as Training & Change Management Manager from July 2008 to June 2009 and HR Retail Specialist from September 2006 to June 2009.

Giuseppe Cacciapaglia is the Chief Internal Control Systems Officer and he joined the Company in July 1996, primarily focusing on carrying out financial audit activities of the Group. Previously Mr. Cacciapaglia worked with Reconta Ernst & Young within the financial audit services. From 2006 to 2009, he was also member of the Statutory Audit Committee of “Santeramo in Colle” Municipality.

Simone Ferrari is the Chief Marketing Officer. He joined the Company in October 2012 as Brand Communications Manager. After graduating with a degree in international marketing from the Bocconi University, he started his professional experience in New York at Warwick Baker & Fiore advertising agency with customers including Knorr, US Tobacco and Panasonic. He returned to Italy to found “Ideocomunicazione,” a communications agency of which he was a partner and Creative Director. From January 2010 until October 2012, he was a board member and Executive Creative Director of BCUBE – Publicis Group.

Vittorio Notarpietro is the Chief Financial Officer of the Company and the so-called “Italy Project Leader” (in which role he coordinates the initiatives aimed at promoting the re-industrialization of the upholstered furniture district in Puglia and Basilicata regions). He re-joined the Group in September 2009. From 1991 to 1998, he was the Finance Director and Investor Relations Manager for the Group. From 1999 to 2006, he was Vice President for Finance for IT Holding Group. From 2006 to 2009, he was the CEO of Malo S.p.A., a leading Italian company in the luxury sector.

Pasquale De Ruvo is the Chief Legal & Security Officer. He joined the Company in April 2003 as Security Manager. He held this role until May 2012 when he was promoted to his current position. Prior to joining the Natuzzi Group, Mr. Pasquale De Ruvo developed his professional career in the Department of Defence – “186° RGT Paracadutisti Folgore”.

Angelo Colacicco is the Chief Information Officer of the Company, a position he has served in since October 2007. He joined the Company in its HR & Organization department in 1994. In 1996, he served as a software specialist in the IT department and from 2000 to 2007, he was the IT manager for all Sales and distribution processes.

Marco Saltalamacchia is the Chief Commercial Officer, a position he has served in since January 2014. He joined the Group after having worked in the automotive business: from 2006 to 2009 he was Senior Vice President for the Europe Region in BMW and from 2002 to 2006 he was Chairman and CEO of BMW Italia. Previously, he served in different roles in Sales and Marketing at Fiat and Renault. From 2009 to 2013, he was engaged in the creation and development of the G&MS Business & Investment Consulting Company, focused on the automotive industry.

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

Aggregate compensation paid by the Group to the directors and officers was approximately €2.0 million in 2013. This figure represents only part of the salary of our Chief Operations Officer, who was hired in May 2013, and does not include any remuneration for our Chief Commercial Officer, who was hired in January 2014; therefore aggregate compensation may be higher in 2014. The overall remuneration paid to the Group’s directors and officers was lower by approximately €0.3 million during 2013 than in 2012 due to the voluntary renunciation by part of the management team of its compensation.

The compensation paid in 2013 to the members of the Board of Directors is set forth below individually:

Name	Base Compensation
Pasquale Natuzzi(1)	€0
Antonia Isabella Perrone	€35,544
Anna Maria Natuzzi(1)(2)	€0
Giuseppe Antonio D’Angelo	€35,544
Maurizia Iachino Leto di Priolo(2)	€35,544
Giuseppe De Santis(1)(2)	€0
Giuseppe Marino	€35,544
Andrea Martinelli(2)	€35,544

(1)	For 2013, these directors renounced their compensation.
(2)	These directors did not stand for re-election at the annual general meeting held on April 28, 2014 and were not re-elected to the board.

During 2013, consistent with decisions made in 2012, and due to the persistent negative performance of the Group, the Company decided to continue the suspension any incentive plans for executive managers and clerks within Company headquarters, with the exception of sales staff and sales managers. Incentive plans for those employees within industrial plants (blue- and white-collar workers) have not changed. In addition, a new incentive plan has been set up for sales staff within Italian stores that are directly operated by the Group and has been in effect since January 2014. The same incentive plan will be extended to the sale staffs operating within stores outside of Italy that are directly operated by the Group. During 2013, few people met the targets under the program and the overall amount paid was less than €0.1 million.

Statutory Auditors

The following table sets forth the names of the three members of the board of statutory auditors of the Company and the two alternate statutory auditors and their respective positions for the periods covered by this Annual Report. The current board of statutory auditors was elected for a three-year term on April 29, 2013, at the annual general shareholders’ meeting.

Name	Position
Carlo Gatto	Chairman
Cataldo Sferra	Member
Giuseppe Pio Macario	Member
Francesco Venturelli	Alternate
Costante Leone	Alternate

During 2013, the statutory auditors of the Group received approximately €0.2 million in compensation in the aggregate for their services to the Company and its Italian subsidiaries.

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

External Auditors

On April 29, 2013, at the annual general shareholders’ meeting, Reconta Ernst & Young S.p.A., with offices in Bari, Italy, was appointed as the Company’s external auditor for the three-year period ending with the approval of 2015 financial statements.

Employees

The following tables set forth a breakdown of the Group’s employees by qualification and location for the periods indicated:

Qualification	As of December 31,			Change 2013 / 2012	Change 2012 / 2011
	2013	2012	2011
Top managers	66	66	62	0	4
Middle managers	166	170	127	(4)	43
Clerks	1,210	1,211	1,206	(1)	5
Laborers	4,935	5,295	5,270	(360)	25

Total	6,377	6,742	6,665	(365)	77

Location	As of December 31,			Change 2013 / 2012	Change 2012 / 2011
	2013	2012	2011
Italy	3,134	3,177	3,233	(43)	(56)
Outside Italy	3,243	3,565	3,447	(322)	118

Total	6,377	6,742	6,665	(365)	77

We believe in the importance of Corporate Social Responsibility and have generally enjoyed good relations with our employees. A significant number of our Italian and Chinese employees are members of trade unions, while our workers in Romania and Brazil are not members of trade unions.

Notwithstanding these generally good relations, in 2013 and during the first few weeks of 2014, we have experienced certain difficulties with our Italian laborers in connection with our reorganization efforts, as further discussed below. While our reorganization plans were under discussion, we experienced four days of strikes in June 2013 at our plant in Laterza (which produces upholstery), which had a negative impact on our other Italian operations due to lack of materials. When the reorganization plan and future layoffs were announced on July 1, 2013, we experienced another two days of general strikes in all our Italian operations beginning the following day, and from July through September our laborers engaged in a slowdown campaign, resulting in lower levels of productivity. In February 2014, we closed our Italian plants for two days while we announced the names of those employees that would be subject to termination at the conclusion of the CIGS program. Our laborers protested these announced layoffs by blocking any goods from entering or leaving our Italian plants for another three days, effectively stopping production during that time period.

Italian law provides that, upon termination of employment for whatever reason, employees located in Italy are entitled to receive certain severance payments based on the length of employment. As of December 31, 2013, the Company had €24.8 million reserved for such termination indemnities, with such reserves being equal to the amounts, calculated on a percentage basis, required by Italian law.

On October 10, 2013, the Company entered into an agreement with local institutions, Italian trade unions, the Ministries of Economic Development and of Labor and Social Policy and the regions of Puglia and Basilicata governing the reorganization plan for the Group’s Italian operations. The agreement enshrines the main goals included in the Italian reorganization plan announced in July 2013, and represents the starting point for a shared roadmap towards the recovery of the Group’s competitiveness in Italy, based on a significant reduction in production costs and increases in productivity, investments and changes to the Company’s workforce. See “Item 10—Material Contracts.”

The agreement entails the closure of two of the Company’s manufacturing plants in Italy, increasing the efficiency of the production cycle, reviewing the Company’s procurement and delivery processes to streamline logistics, and continuing to automate leather-cutting operations, expanding moving production lines and implementing other rationalization initiatives. In terms of the Company’s workforce, the agreement envisages that 1,506 redundant employees will be subject to future layoffs.

Due to the complexity of the measures envisioned by the plan and in order to better manage workforce reductions, the Company and the trade unions obtained a one-year extension of the Company’s participation in the CIGS, which was otherwise due to expire in October 2013, through October 15, 2014. Under the CIGS program, government funds cover the substantial majority of the salaries of redundant workers.

During the period covered by the CIGS program, expiring in October 2014, Natuzzi, the trade unions and other parties to the agreement have agreed on several initiatives to help manage the redundant workers and to promote the re-industrialisation of the upholstered furniture district in Puglia and Basilicata, including initiatives that would, under certain conditions, move some production back to Italy from the Group’s Romanian plant, with employment and production to be undertaken by third parties. In addition, the Company anticipates making incentive payments to induce the voluntary resignation of up to 600 employees at the conclusion of the period covered by the CIGS program. As of the day of this Annual Report, a total of 372 employees have accepted these resignation incentives and have agreed to leave the Company. Their employment with the Company will officially be terminated upon the expiration of the CIGS program.

The Company, notwithstanding the global economic downturn and its own difficult financial situation, has decided to focus on the improvement of its human capital to increase productivity and competitiveness.

In light of this, several initiatives have been undertaken by the Human Resources & Organization department in order for the Group to recover its competitiveness, improve its customer service and enhance product quality. The Group’s Human Resources Department and our board of directors have several initiatives under review that we anticipate may be adopted during 2014 to encourage employee performance.

In addition, the implementation phase of the SAP Human Capital Management system was completed throughout the Group in early April 2014. This system is expected to improve the efficiency and effectiveness of our human resources management by allowing for central management of the Group’s resources, the timely monitoring of performance and costs, a better and updated flow of communication and integrating the Group’s processes. Once fully implemented, this system will contain and track personnel data, training plans, career paths, fields of expertise currently required (and expected to be required in the future), hiring plans, and other useful information. This human resources management system also allows for tracking of organizational data, performance, travel, reporting and budgeting.

We have continued to invest significantly in the development, updating and upgrading of initiatives aimed at re-training and re-qualifying certain members of the Group’s workforce (including those workers that are participating in the CIGS program).

During 2013 we held 59 training courses involving 1,082 employees, including laborers, employees, executives and directors, for a total of 15,000 hours of training. During the 24-month CIGS restructuring program that ended in October 2013, the Company made an investment of €794,000 in training to support skills development and re-training of its employees. This training was focused on managerial, linguistic and specialization activities. The type of training provided is set forth below:

TRAINING TYPE	%
Commercial	13%
Company profile	1%
Information technology	5%
Linguistic	20%
Managerial	37%
Corporate regulations	4%
Job-specific activities	20%

TOTAL	100%

A considerable portion of the training budget was dedicated to the retraining of employees affected by the layoff measures, as mandated by Italian laws on workforce reductions, and was undertaken by the Company pursuant to the CIGS agreement. In particular, 236 workers who were laid-off have been provided a total of 2,070 hours of training.

The average satisfaction rating for all our training courses was approximately 85%, an increase of three percentage point compared to the average rating measured in 2012, with percentages ranging from 98% for courses on information technology to 68% for courses on corporate regulations.

In 2013 a total of €196,641 was invested, of which €178,943 (91%) was covered by sources of financing arising from inter-professional funds or made available by public institutions. Consistent with the actions already implemented in the course of 2013, during 2014 the Company will continue to invest in training activities intended to update, retrain and upgrade the skills of its human resources. The main areas of educational action for 2014 are: lean manufacturing skills in all plants in Italy, health update, managerial skills, language skills, technical skills and regulatory obligations.

Share Ownership

Mr. Pasquale Natuzzi, who founded the Company and is currently its Chief Executive Officer and Chairman of the Board of Directors, as of April 25, 2014, beneficially owns 30,217,521 Ordinary Shares, representing 55.1% of the Ordinary Shares outstanding (60.2% of the Ordinary Shares outstanding if the 5.1% of the Ordinary Shares owned by members of Mr. Natuzzi’s immediate family (the “Natuzzi Family”) are aggregated).

As a result, Mr. Natuzzi controls Natuzzi S.p.A., including its management and the selection of the members of its board of director. Since December 16, 2003, Mr. Natuzzi has held his entire beneficial ownership of Natuzzi S.p.A. shares through INVEST 2003 S.r.l., an Italian holding company wholly-owned by Mr. Natuzzi and having its registered office at Via Gobetti 8, Taranto, Italy.

Starting on September 27, 2011 and through April 25, 2014, INVEST 2003 S.r.l. has purchased a total of 859,628 Natuzzi S.p.A. ADSs (representing approximately 1.6% of the Company’s total shares outstanding), at an average price of U.S.$ 2.37 per ADS. These purchases were made in accordance with a purchase plan undertaken pursuant to Rule 10b-18 (“Purchases of Certain Equity Securities by the Issuer and Others”) promulgated under the Securities Exchange Act of 1934 (the “Rule 10b-18 Plan”). On April 18, 2008, INVEST 2003 S.r.l. purchased 3,293,183 ADSs, each representing one Ordinary Share, at the price of U.S.$ 3.61 per ADS. For more information, refer to Schedule 13D, filed with the SEC on April 24, 2008, and related Amendment No. 1 to Schedule 13D, filed with the SEC on April 8, 2013. For further discussion, see Note 20 to the Consolidated Financial Statements included in Item 18 of this Annual Report.

In relation to the “Natuzzi Stock Incentive Plan 2004-2009” (see “Item 10. Additional Information—Authorization of Shares”), the total number of new Natuzzi Ordinary Shares that were assigned without consideration to the beneficiary employees in 2006, 2007 and 2008 represents 0.3% of the current outstanding shares.

Each of the Company’s other directors (with the exception of Ms. Anna Maria Natuzzi, who did not stand for re-election to the board of directors at the annual general meeting held on April 28, 2014) and officers owns less than 1% of the Company’s Ordinary Shares and ADSs. None of the Company’s directors or officers has stock options.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

Mr. Pasquale Natuzzi, who founded the Company and is currently its Chief Executive Officer and Chairman of the Board of Directors, as of April 25, 2014, beneficially owns 30,217,521 (represented only by Ordinary Shares), representing 55.1% of the Ordinary Shares outstanding (60.2% of the Ordinary Shares outstanding if the 5.1% of the Ordinary Shares owned by the Natuzzi Family are aggregated). Since December 16, 2003, Mr. Natuzzi has held his entire beneficial ownership of Natuzzi S.p.A. shares through INVEST 2003 S.r.l., an Italian holding company wholly-owned by Mr. Natuzzi and having its registered office at Via Gobetti 8, Taranto, Italy.

The following table sets forth information, as reflected in the records of the Company as of April 25, 2014, with respect to each person who owns 5% or more of the Company’s Ordinary Shares or ADSs:

	Number of Shares Owned	Percent Owned
Pasquale Natuzzi (1)	30,217,521	55.1%
Donald Smith & Co., Inc. (2)	3,256,110	5.9%
Credit Suisse (3)	3,200,146	5.8%
Quaeroq CVBA (4)	2,760,400	5.0%

(1)	Includes ADSs purchased on April 18, 2008 and purchases made from September 27, 2011 through April 25, 2014 under the Rule 10b-18 Plan. If Mr. Natuzzi’s Ordinary Shares are aggregated with those held by members of the Natuzzi Family, the amount owned would be 33,017,521 and the percentage ownership of Ordinary Shares would be 60.2%.
(2)	According to the Schedule 13G filed with the SEC by Donald Smith & Co., Inc. on February 14, 2014.
(3)	According to Amendment No. 1 to Schedule 13G filed with the SEC by Credit Suisse on January 8, 2014.
(4)	According to the Schedule 13G filed with the SEC by Quaeroq CVBA on November 18, 2008.

As indicated in “Item 6. — Share Ownership,” Mr. Natuzzi controls Natuzzi S.p.A., including its management and the selection of the members of its board of directors. Since December 16, 2003, Mr. Natuzzi has held his entire beneficial ownership of Natuzzi S.p.A. shares through INVEST 2003 S.r.l., an Italian holding company wholly-owned by Mr. Natuzzi and having its registered office at Via Gobetti 8, Taranto, Italy. During the period from September 27, 2011, through April 25, 2014, INVEST 2003 S.r.l. has purchased an additional 1.6% of the Company’s Ordinary Shares (amounting to 859,628 shares) in a series of open market transactions made pursuant to the Rule 10b-18 Plan.

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

As of April 25, 2014, 54,853,045 Ordinary Shares were outstanding. As of the same date, there were 21,804,747 ADSs (equivalent to 21,804,747 Ordinary Shares) outstanding. The ADSs represented 39.8% of the total number of Natuzzi Ordinary Shares issued and outstanding.

Since certain Ordinary Shares and ADSs are held by brokers or other nominees, the number of direct record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States or of where the direct beneficial owners of such shares are resident.

Related Party Transactions

Transactions with related parties amounted to € 5.3 million in 2013 sales and € 5.5 million as at December 31, 2013 in trade receivables and were conducted at arm’s length. Other than the foregoing transactions, neither the Company nor any of its subsidiaries was a party to a transaction with a related party that was material to the Company or the related party, or any transaction that was unusual in its nature or conditions, involving goods, services, or tangible or intangible assets, nor is any such transaction presently proposed. During the same period, neither the Company nor any of its subsidiaries made any loans to or for the benefit of any related party. For purposes of the foregoing, “related party” has the meaning ascribed to it in Item 7.B of Form 20-F.

ITEM 8. FINANCIAL INFORMATION

Consolidated Financial Statements

Please refer to “Item 18. Financial Statements” of this Annual Report.

Export Sales

Export sales from Italy totaled approximately €104.5 million in 2013, down 4% from 2012. That figure represents 25.9% of the Group’s 2013 net leather and fabric-upholstered furniture sales.

Legal and Governmental Proceedings

The Group is involved in legal proceedings, including several minor claims and legal actions, arising in the ordinary course of business with suppliers and employees.

During 2011, the Group increased its provision to €1.4 million for the probable tax contingent liabilities related to income taxes of the Company and some foreign subsidiaries. Furthermore, in 2011, the Company set up a provision of €1.1 million for contingent liabilities related to several minor claims and legal actions arising in the ordinary course of business.

During 2012, the Group charged to other income (expense), net the amount of €0.1 million for the probable tax contingent liabilities related to income taxes and other taxes of the parent company and some foreign subsidiaries. In 2012 the remaining amount of €0.6 million of the provisions for contingent liabilities is related to several minor claims and legal actions arising in the ordinary course of business.

During 2013, the total amount of €1.4 million of provisions for contingent liabilities is related to several minor claims and legal actions arising in the ordinary course of business. In 2013, the Group has made no accrual to other income (expense), net the amount for the probable tax contingent liabilities related to income taxes and other taxes of the parent company and some foreign subsidiaries.

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

Dividends

Considering that the Group reported a negative net result in 2013 and considering the capital requirements necessary to implement the restructuring of the operations and its planned retail and marketing activities, the Group decided not to distribute dividends in respect of the year ended on December 31, 2013. The Group has also not paid dividends in any of the prior three fiscal years.

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

Trading in the ADSs on the NYSE commenced on May 15, 1993. The following table sets forth, for the periods indicated, the high and low market prices on an intraday basis per ADS as reported by the NYSE.

	New York Stock Exchange
	Price per ADS (in US dollars)
	High	Low
2009	3.71	0.79
2010	5.95	2.64
2011	4.83	2.00
2012	3.82	1.77
2013	2.60	1.70

	High	Low
2012
First quarter	3.82	2.29
Second quarter	3.36	2.39
Third quarter	2.80	1.92
Fourth quarter	2.37	1.77

	High	Low
2013
First quarter	2.40	1.87
Second quarter	2.35	1.92
Third quarter	2.40	1.70
Fourth quarter	2.60	1.70

	High	Low
2014
First quarter	3.19	2.35

	High	Low
Monthly data
October 2013	2.35	1.70
November 2013	2.60	2.08
December 2013	2.60	2.16
January 2014	3.19	2.41
February 2014	2.80	2.35
March 2014	2.95	2.52
April 2014 (through April 25)	2.87	2.46

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

The Company is registered with the Companies’ Registry of Bari at No. 261878, with its registered office in Santeramo in Colle (Bari), Italy.

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

Under Italian law and pursuant to the Company’s By-laws, directors may be removed from office at any time by the vote of shareholders at an ordinary shareholders’ meeting. However, if removed in circumstances where there was no just cause, such directors may have a claim for damages against the Company. Directors may resign at any time by written notice to the board of directors and to the chairman of the board of statutory auditors. The board of directors must appoint substitute directors to fill vacancies arising from removals or resignations, subject to the approval of the board of statutory auditors, to serve until the next ordinary shareholders’ meeting. If at any time more than half of the members of the board of directors appointed by the Assembly of Shareholders resign, such resignation is ineffective until the majority of the new board of directors has been appointed. In such a case, the remaining members of the board of directors (or the board of statutory auditors if all the members of the board of directors have resigned or ceased to be directors) must promptly call an ordinary shareholders’ meeting to appoint the new directors.

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

External Auditor — The audit of the Company’s accounts is entrusted, as per current legislation, to an independent audit firm whose appointment falls under the competency of the Shareholders’ Meeting, upon the board of statutory auditors’ opinion. In addition to the obligations set forth in national auditing regulations, Natuzzi’s listing on the NYSE requires that the audit firm issues a report on the annual report on Form 20-F, in compliance with the auditing principles generally accepted in the United States. Moreover, the audit firm is required to issue an opinion on the efficacy of the internal control system applied to financial reporting. No changes were identified in the Company’s internal control over financial reporting that occurred during the 2013 fiscal year that have materially affected or are reasonably likely to affect the Company’s internal control over financial reporting.

The external auditor or the firm of external auditors is appointed for a three-year term, may be elected for successive terms, and its compensation is determined by a vote at an ordinary shareholders’ meeting, having heard the board of statutory auditors, and may be removed only for just cause by a vote of the shareholders’ meeting and with the approval of a competent court.

On April 29, 2013, the Company’s shareholders appointed Reconta Ernst & Young S.p.A., with registered offices at Via Po, 32, Rome, Italy, as its external auditor for a three-year term until the approval of the financial statements for 2015. For the entire duration of their office the external auditors or the firm of external auditors must meet certain requirements provided for by law.

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

The Company may hold general meetings of shareholders at its registered office in Santeramo in Colle, or elsewhere within Italy or at locations outside Italy, following publication of notice of the meeting in any of the following Italian newspapers: “Il Sole 24 Ore,” “Corriere della Sera” or “La Repubblica” at least 15 days before the date fixed for the meeting.

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

Material Contracts

In the two years immediately preceding the filing of this Annual Report on Form 20-F, neither the Company nor any member of the Group has been a party to a material contract, other than contracts entered into in the ordinary course of business and the contract described immediately below.

Italian Reorganization Agreement — On October 10, 2013, the Company entered into an agreement with local institutions, Italian trade unions, the Ministries of Economic Development and of Labor and Social Policy and the regions of Puglia and Basilicata governing the reorganization plan for the Group’s Italian operations.

The Italian Reorganization Agreement governs certain actions that will be taken with the objective of restoring the competitiveness of the Group’s Italian operations, including a significant reduction in production costs, increases in productivity, investments and changes in the Company’s workforce composition. The agreement entails the closure of one of the company’s manufacturing plants and one of its warehouses, both located in Italy (Ginosa and Matera La Martella, respectively), reviewing the company’s procurement and delivery processes to streamline logistics, and continuing to automate leather-cutting operations, expanding moving production lines and implementing other rationalization initiatives.

The agreement also proposes an investment plan, which calls for investments by the Company over a five-year period totaling €242.5 million, aimed at further developing the Natuzzi Italia brand and safeguarding Italian production. Investments under the agreement will be made in marketing, communications and the expansion of distribution networks in emerging markets. Investments will also fund innovation in the company’s products, logistics and production processes and staff training.

In terms of the company’s workforce, the agreement envisages that the number of redundant employees subject to future layoffs will be reduced from 1,726 employees (foreseen in July 2013) to 1,506, reflecting a commitment to the potential, gradual reabsorption of up to 200 manufacturing employees for the production of Re-vive recliners and up to 20 corporate employees.

Due to the complexity of the measures envisioned by the plan and in order to better manage workforce reductions, the Company and the trade unions obtained a one-year extension through October 15, 2014, of the Company’s participation in the CIGS program, pursuant to which government funds cover the substantial majority of the salaries of redundant workers.

During the period covered by the CIGS program, Natuzzi, the trade unions and other parties to the agreement have agreed on several initiatives to help manage the redundant workers and to promote the re-industrialisation of the upholstered furniture district in Puglia and Basilicata:

1)	Only on the condition that the cost of production in Italy is demonstrably sustainable, competitive and in line with economic targets, part of the production of the Leather Editions brand for the European market would be transferred to Italy from the Group’s Romanian factory. If these conditions are satisfied, this production would be entrusted to outside companies, independent of Natuzzi but linked to the company by specific commercial agreements.

2)	The second initiative focuses on allocating to companies outside the Group – which can count on support for investment from the Ministry of Economic Development and the Puglia and Basilicata Regions – both the production of furniture accessories that are currently manufactured outside the district and the new products forming part of a range-extension project.

3)	The Company anticipates making incentive payments to induce the voluntary resignation of up to 600 employees at the conclusion of the period covered by the CIGS program.

As part of the initiative to spur new business creation and create employment opportunities, the agreement also envisages the creation of a steering committee, consisting of representatives from the Company, trade unions, government, Regional and local authorities and employers’ associations. This steering committee has the objective of monitoring the progress of the reorganization program and identifying any form of support for the implementation of the plan, such as the promotion of those business initiatives that have a positive social impact and other opportunities that may make the upholstered furniture district in the Puglia and Basilicata Regions attractive for growth and investment.

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

Taxation

The following is a summary of certain U.S. federal and Italian tax matters. The summary contains a description of the principal U.S. federal and Italian tax consequences of the purchase, ownership and disposition of Ordinary Shares or ADSs by a holder who is a citizen or resident of the United States or a U.S. corporation or who otherwise will be subject to U.S. federal income tax on a net income basis in respect of the Ordinary Shares or ADSs. The summary is not a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase or hold Ordinary Shares or ADSs. In particular, the summary deals only with beneficial owners who will hold Ordinary Shares or ADSs as capital assets and does not address the tax treatment of a beneficial owner who owns 10% or more of the voting shares of the Company or who may be subject to special tax rules, such as banks, tax-exempt entities, insurance companies, partners or partnerships therein, or dealers in securities or currencies, or persons that will hold Ordinary Shares or ADSs as a position in a “straddle” for tax purposes or as part of a “constructive sale” or a “conversion” transaction or other integrated investment comprised of Ordinary Shares or ADSs and one or more other investments. The summary does not discuss the treatment of Ordinary Shares or ADSs that are held in connection with a permanent establishment through which a non-resident beneficial owner carries on business or performs personal services in Italy.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the Ordinary Shares or ADSs will be subject to taxation at reduced rates if the dividends are “qualified dividends”. Dividends paid on the Ordinary Shares or ADSs will be treated as qualified dividends if (i) the Company is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The Income Tax Convention has been approved for the purposes of the qualified dividend rules, and the Company believes it is eligible for the benefits of the Income Tax Convention. Based on the Company’s audited financial statements and relevant market and shareholder data, the Company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2012 or 2013 taxable year. In addition, based on the Company’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC for its 2014 taxable year.

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

ii) United States Tax Considerations — Gain or loss realized by a U.S. owner on the sale or other disposition of Ordinary Shares or ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the U.S. owner’s basis in the Ordinary Shares or the ADSs and the amount realized on the disposition (or its dollar equivalent, determined at the spot rate on the date of disposition, if the amount realized is denominated in a foreign currency). Any such gain or loss generally would be treated as arising from sources within the United States. Such gain or loss will generally be long-term capital gain or loss if the U.S. owner holds the Ordinary Shares or ADSs for more than one year. The net amount of long-term capital gain recognized by a U.S. owner that is an individual holder generally is subject to taxation at a reduced rate. The ability to offset capital losses against ordinary income is subject to limitations. Deposits and withdrawals of Ordinary Shares by U.S. owners in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

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

Italian Financial Transaction Tax — In December 2012, Italy introduced a financial transaction tax (the “IFTT”), which, beginning March 1, 2013, is applicable, among other transactions, to all trades entailing the transfer of title of (i) shares or equity-like financial instruments issued by companies resident in Italy, such as the Ordinary Shares; and (ii) securities representing the shares and financial instruments under (i) above (including depositary receipts such as the ADSs), regardless of the residence of the issuer. The IFTT may also apply to the transfer of Ordinary Shares and ADSs by a U.S. resident.

The IFTT will apply at a rate of 0.2% for over-the-counter transactions, reduced to 0.1% for trades executed on a regulated market or multilateral trading facility. The New York Stock Exchange should qualify as a regulated market for such purposes.

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

However, a number of exemptions apply, including with respect to trades of securities issued by companies having an average market capitalization lower than €500 million in the month of November of the year preceding the year in which the trade takes place. Companies, the securities of which are listed on a foreign regulated market, and which could benefit from this exemption, such as the Company, need a confirmation from the Italian Ministry of Economy and Finance: such companies must communicate their market capitalization for each tax year to the Ministry , which will then prepare a list of the companies in relation to which the exemption applies.

EU Financial Transaction Tax — On February 14, 2013, the European Commission proposed the implementation of the EU FTT (see “Item 3. Key Information—Risk Factors”) that may also apply to the transfer of Ordinary Shares and ADSs by a U.S. resident on or after January 1, 2014. Moreover, the implementation of the proposed EU FTT may also affect the IFTT, as described above.

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

Exchange Rate Risks — The Group’s foreign exchange rate risks in 2013 arose principally in connection with the Chinese yuan, U.S. dollars, British pounds, Canadian dollars, Australian dollars, Japanese yen, Swiss francs, Romanian Leu, Swedish kroner, Norwegian kroner and Danish kroner, as well as in connection with Euros for the Company’s subsidiary located in Eastern Europe.

As of December 31, 2013 and 2012, the Group had outstanding trade receivables denominated in foreign currencies totaling €42.4 million and €56.5 million, respectively, of which 56.2% and 49.5%, respectively, were denominated in U.S. dollars. On those same dates, the Group had €19.4 million and €27.6 million, respectively, of trade payables denominated in foreign currencies, principally U.S. dollars. See Notes 6 and 14 to the Consolidated Financial Statements included in Item 18 of this Annual Report.

As of December 31, 2013, the Company was a party to a number of currency forward contracts (known in Italy as domestic currency swaps), all of which are designed to hedge future sales denominated in U.S. dollars and other currencies. As of the same date, no option contract was outstanding (as was the case as of December 31, 2012). The Group does not use such foreign exchange contracts for speculative trading purposes.

As of December 31, 2013, the notional amount in Euro terms of all of the outstanding currency forward contracts totaled €41.4 million. As of December 31, 2012, the notional amounts of all of the outstanding currency forward contracts totaled €47.4 million.

At the end of 2013, such currency forward contracts had notional amounts of €12.0 million, Canadian dollars 14.5 million, U.S.$12.0 million, British pounds 5.0 million, Australian dollars 3.2 million, Japanese yen 185.0 million, Norwegian kroner 4.8 million and Swedish kroner 3.0 million. All of these forward contracts had various maturities extending through June 2014. See Note 27 to the Consolidated Financial Statements included in Item 18 of this Annual Report.

The table below summarizes (in thousands of euro equivalent) the contractual amounts of currency forward contracts (no options were outstanding) intended to hedge future cash flows from accounts receivable and sales orders as of December 31, 2013 and 2012:

Euro equivalent of contractual amounts of currency forward contracts as of:	December 31,
	2013	2012
Euro*	€12,037	€9,479
Canadian dollars	10,153	13,588
U.S. dollars	8,817	10,100
British pounds	5,984	7,231
Australian dollars	2,157	3,719
Japanese yen	1,362	1,811
Norwegian kroner	575	1,071
Swedish kroner	341	387
Swiss francs	0	984

Total	€41,426	€47,387

*	Used by the Group’s Romanian subsidiary to hedge its net collections denominated in Euro.

As of December 31, 2013, these forward contracts had a net unrealized gain of €0.5 million, compared to a net unrealized gain of €0.9 million as of December 31, 2012. The Group recorded this amount in “other income (expense), net” in its Consolidated Financial Statements. See Note 27 to the Consolidated Financial Statements included in Item 18 of this Annual Report.

The following table presents information regarding the contract amount in thousands of Euro equivalent and the estimated fair value of all of the Group’s foreign exchange contracts: contracts with unrealized gains are presented as “assets” and contracts with unrealized losses are presented as “liabilities.”

	December 31, 2013		December 31, 2012
	Contract Amount	Unrealized gains (losses)	Contract Amount	Unrealized gains (losses)
Assets	24,636	570	39,684	907
Liabilities	16,790	(51)	7,702	1

Total	€41,426	€519	€47,386	€908

The Group’s foreign currency forward contracts as of December 31, 2013 had maturities of a maximum of six months. The potential loss in fair value of all of the Group’s forward contracts outstanding as of December 31, 2013 that would have resulted from a hypothetical, instantaneous and unfavorable 10% change in currency exchange rates would have been approximately €4.0 million. This sensitivity analysis assumes an instantaneous and unfavorable 10% fluctuation in exchange rates affecting the foreign currencies of all of the Group’s hedging contracts outstanding as of the end of 2013.

For the accounting of transactions entered into in an effort to reduce the Group’s exchange rate risks, see Notes 3 and 27 to the Consolidated Financial Statements included in Item 18 of this Annual Report.

At December 31, 2013, the Group had approximately €51 million in cash and cash equivalents held in Chinese yuan (€57 million as at December 31, 2012). Exchange rate fluctuations in respect of this amount could have significant positive or negative effects on our results of operations in future periods.

Interest Rate Risks — To a significantly lesser extent, the Group is also exposed to interest rate risk. As of December 31, 2013, the Group had € 32.5 million (equivalent to 7.7% of the Group’s total assets as of the same date) in debt outstanding (bank overdrafts and long-term debt, including the current portion of such debt), which is for the most part subject to floating interest rates. See Notes 13 and 18 to the Consolidated Financial Statements included in Item 18 of this Annual Report.

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

Fees payable by the Depositary to the Company

i) Fees incurred in past annual period — From January 1, 2013 to December 31, 2013, the Depositary waived a total of $2,122.82 in administrative fees for routine corporate actions including services relating to Natuzzi’s annual general meeting of shareholders

ii) Fees to be paid in the future — The Company does not have any agreements in place with the Depositary for the payment or reimbursement of fees or other direct or indirect payments by the Depositary to the Company in connection with its ADS program.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures — The Company carried out an evaluation under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2013. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on the Company’s evaluation of its disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2013 to provide reasonable assurance that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s applicable rules and forms, and that it is accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

The Company’s management assessed the effectiveness of its internal control over financial reporting as of December 31, 2013. Based on such assessment, the Company’s management has concluded that as of December 31, 2013, the Company’s internal control over financial reporting was effective and that there were no material weaknesses in the Company’s internal control over financial reporting.

The effectiveness of internal control over financial reporting as of December 31, 2013 has been audited by Reconta Ernst & Young S.p.A., an independent registered public accounting firm, as stated in their report on the Company’s internal control over financial reporting, which follows below.

(c) Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Natuzzi S.p.A.

We have audited Natuzzi S.p.A. and Subsidiaries’ internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). Natuzzi S.p.A. and Subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Natuzzi S.p.A. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Natuzzi S.p.A. and Subsidiaries as of December 31, 2013 and 2012 and the related consolidated statement of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2013 and our report dated April 30, 2014 expressed an unqualified opinion thereon.

/s/ Reconta Ernst & Young S.p.A.

Bari, Italy

April 30, 2014

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Reconta Ernst & Young S.p.A. (“Ernst & Young”, hereafter) has served as Natuzzi S.p.A.’s principal independent public auditor for fiscal year 2013 and 2012 for which it audited the consolidated financial statements included in this Annual Report.

The following table sets forth the aggregate fees billed and billable to the Company by Ernst & Young in Italy and abroad during the fiscal years ended December 31, 2013 and 2012, for audit fees, audit–related fees, tax fees and all other fees for audit.

	2013	2012
	(Expressed in thousands of euros)
Audit fees	600	876
Audit-related fees	—	—
Tax fees	3	3
Other fees	—	—

Total fees	603	879

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Starting on September 27, 2011 and through April 30, 2013, INVEST 2003 S.r.l., an Italian limited liability company wholly owned by Mr. Natuzzi, Chairman of the Board of Directors and CEO of the Company, has purchased a total of 859,628 Natuzzi S.p.A. ADSs, (representing approximately 1.6% of the Company’s total shares outstanding), at the average price of € 1.72 (U.S.$ 2.37) per ADS, based on the April 18, 2014 exchange rate of US$1.3816 per €1.00. Each of these purchases was made through open-market transactions in accordance with the Rule 10b-18 Plan, which is not subject to an expiration date or maximum cap. No purchases of the ADSs have been made by Mr. Natuzzi since April 30, 2013. See “Item 6. Directors, Senior Management and Employees—Share Ownership.”

The following table summarizes the purchases of the Company’s ADSs made by INVEST 2003 S.r.l., on a monthly basis, since January 1, 2013.

Trading month	Total number of ADSs purchased	Weighted average price per ADS (in Euro (1)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Appropriate U.S. Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
January 1 – January 31, 2013	49,264	€1.59	—	—
February 1 – February 28, 2013	83,648	€1.62	—	—
March 1 – March 31, 2013	17,157	€1.59	—	—
April 1 – April 30, 2013	147,534	€1.51	—	—
May 1 – May 31, 2013	—	—	—	—
June 1 – June 30, 2013	—	—	—	—
July 1 – July 31, 2013	—	—	—	—
August 1 – August 31, 2013	—	—	—	—
September 1 – September 30, 2013	—	—	—	—
October 1 – October 31, 2013	—	—	—	—
November 1 – November 30, 2013	—	—	—	—
December 1 – December 31, 2013	—	—	—	—
January 1 – January 31, 2014	—	—	—	—
February 1 – February 29, 2014	—	—	—	—
March 1 – March 31, 2014	—	—	—	—
April 1 – April 25, 2014	—	—	—	—

Total ADSs purchased since January 1, 2013	297,603	€1.56	—	—

(1)	Euro equivalents of U.S. dollar prices, converted into euros based on the April 18, 2014 exchange rate of US$1.3816 per €1.00.

From January 1, 2013 to December 31, 2013, no purchases were made by or on behalf of the Company or any other affiliated purchaser of the Company’s Ordinary Shares or ADSs.

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

ITEM 18. FINANCIAL STATEMENTS

Our audited consolidated financial statements are included in this Annual Report beginning at page F-1.

ITEM 19. EXHIBITS

1.1	English translation of the by-laws (Statuto) of the Company, as amended and restated as of January 24, 2008 (incorporated by reference to the Form 20-F filed by Natuzzi S.p.A. with the Securities Exchange Commission on June 30, 2008, file number 001-11854).

2.1	Deposit Agreement dated as of May 15, 1993, as amended and restated as of December 31, 2001, among the Company, The Bank of New York, as Depositary, and owners and beneficial owners of ADRs (incorporated by reference to the Form 20-F filed by Natuzzi S.p.A. with the Securities and Exchange Commission on July 1, 2002, file number 001-11854).

4.1	Agreement among the Ministry of Economic Development, Ministry of Labour and Social Policy, INVITALIA, the Region of Puglia, the Region of Basilicata, Natuzzi S.p.A., Confindustria and the Italian trade union and other entities named therein, dated as of October 10, 2013.

8.1	List of Significant Subsidiaries.

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Natuzzi S.p.A.

We have audited the accompanying consolidated balance sheets of Natuzzi S.p.A. and Subsidiaries as of December 31, 2013 and 2012 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Natuzzi S.p.A. and Subsidiaries at December 31, 2013 and 2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with established accounting principles in the Republic of Italy.

Established accounting principles in the Republic of Italy vary in certain significant respects from generally accepted accounting principles in the United States of America. Information relating to the nature and effect of such differences is presented in note 29 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Natuzzi S.p.A. and Subsidiaries’ internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated April 30, 2014 expressed an unqualified opinion thereon.

/s/ Reconta Ernst & Young S.p.A.

Bari, Italy

April 30, 2014

Natuzzi S.p.A. and Subsidiaries

Consolidated Balance Sheets

as of December 31, 2013 and 2012

(Expressed in thousands of euros)

			Dec. 31, 2013	Dec. 31, 2012
	Notes
ASSETS
Current assets:
Cash and cash equivalents	4		61,033	77,713
Marketable securities	5		4	4
Trade receivables, net	6		78,853	93,069
Other receivables	7		48,484	51,012
Inventories	8		78,991	82,269
Unrealized foreign exchange gain	27		592	907
Prepaid expenses and accrued income	9		1,938	2,031
Deferred income taxes	16		288	525

Total current assets			270,183	307,530

Non current assets:
Property plant and equipment	10		143,579	161,461
Intangible asset, net	11		5,558	4,782
Goodwill	12		—	81
Investment in affiliates	3k	)	1,429	1,429
Other non current assets			1,159	771

Total non current assets			151,725	168,524

TOTAL ASSETS			421,908	476,054

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank Overdrafts	13		25,020	26,948
Current portion of long-term debt	18		3,342	3,503
Accounts payable-trade	14		67,393	63,328
Accounts payable-other	15		25,839	21,033
Accounts payable-shareholders for dividends			—	82
Unrealized foreign exchange losses	27		193	1
Income taxes	16		7,126	9,199
Deferred income taxes	16		1,000	1,096
Salaries, wages and related liabilities	17		8,325	7,967

Total current liabilities			138,238	133,157

Non current liabilities:
Employees’ leaving entitlement	3o	)	24,837	25,717
Long-term debt	18		4,171	7,285
Deferred income taxes	16		—	—
Deferred income for capital grants	3n	)	8,624	9,209
Other liabilities	19		34,436	17,025

Total non current liabilities			72,068	59,236

Commitments and contingent liabilities	21		—	—
Shareholders’ equity:	20
Share capital			54,853	54,853
Reserves			42,780	42,780
Additional paid-in capital			8,442	8,442
Retained earnings			102,835	175,062

Total equity attributable to Natuzzi S.p.A. and Subsidiaries			208,910	281,137
Non-controlling interest			2,692	2,524

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY			211,602	283,661

			421,908	476,054

See accompanying notes to the consolidated financial statements

Natuzzi S.p.A. and Subsidiaries

Consolidated Statements of Operations

Years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of euros except per share data)

			2013	2012	2011
Net sales	22		449,109	468,844	486,364
Cost of sales	23		(317,299)	(313,847)	(326,068)

Gross profit			131,810	154,997	160,296
Selling expenses	24		(126,634)	(132,417)	(144,290)
General and administrative expenses	25		(37,505)	(39,862)	(43,298)

Operating income/(loss)			(32,329)	(17,282)	(27,292)
Other income/(expense), net	26		(31,900)	(4,577)	17,299

Earning/(loss) before taxes and non-controlling interest			(64,229)	(21,859)	(9,993)
Income taxes	16		(4,136)	(4,171)	(8,884)

Net income/(loss)			(68,365)	(26,030)	(18,877)
Less: (Net income)/loss attributable to non-controlling interest			(211)	(74)	(709)

Net income/(loss) attributable to Natuzzi S.p.A. and Subsidiaries			(68,576)	(26,104)	(19,586)

Basic loss per share	3z	)	(1.25)	(0.48)	(0.36)
Diluted loss per share	3z	)	(1.25)	(0.48)	(0.36)
Average Ordinary Shares Outstanding			54,853,045	54,853,045	54,853,045
Average Ordinary Shares Outstanding assuming dilution			54,853,045	54,853,045	54,853,045

See accompanying notes to the consolidated financial statements

Natuzzi S.p.A. and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

Years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of euros except number of ordinary shares)

	Share Capital amount	Reserves	Additional paid in capital	Retained earnings	Equity attributable to Natuzzi S.p.A.	Non- controlling interest	Total Share holders’ equity
Balances at December 31, 2010	54,853	42,780	8,282	217,204	323,119	2,112	325,231

Exchange difference on translation of financial statement				6,944	6,944	214	7,158
Net Income /(loss) of the year				(19,586)	(19,586)	709	(18,877)

Balances at December 31, 2011	54,853	42,780	8,282	204,562	310,477	3,035	313,512

Italsofa Shanghai dividend distribution						(186)	(186)
IMPE acquisition minority interest			160		160	(360)	(200)
Exchange difference on translation of financial statement				(3,396)	(3,396)	(39)	(3,435)
Net Income /(loss) of the year				(26,104)	(26,104)	74	(26,030)

Balances at December 31, 2012	54,853	42,780	8,442	175,062	281,137	2,524	283,661

Exchange difference on translation of financial statement				(3,651)	(3,651)	(43)	(3,694)
Net Income /(loss) of the year				(68,576)	(68,576)	211	(68,365)

Balances at December 31, 2013	54,853	42,780	8,442	102,835	208,910	2,692	211,602

See accompanying notes to the consolidated financial statements

Natuzzi S.p.A. and Subsidiaries

Consolidated Statements of Cash Flows

Years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of euros)

	2013	2012	2011
Cash flows from operating activities:
Net earnings (loss)	(68,365)	(26,030)	(18,877)
Adj to reconcile net income (loss) to net cash provided by op.activities
Depreciation and amortization	16,561	17,033	18,999
Write off of Fixed Assets	359	339	311
Impairment of long lived Assets	8,550	864	1,036
One-time termination benefit	19,959	—	5,446
Deferred income taxes	141	(5,957)	6,205
(Gain)/Loss on disposal of assets	(61)	1,306	(28,303)
Unrealized foreign exchange (gain) and losses	508	(1,500)	(296)
Deferred income for capital grants	(585)	(606)	(543)
Change in assets and liabilities:
Receivables, net	14,216	(130)	2,876
Inventories	3,278	11,268	(6,183)
Prepaid expenses and accrued income	93	566	(1,262)
Accounts payable	4,065	(215)	(775)
Income taxes	(2,073)	7,864	(1,615)
Salaries, wages and related liabilities	358	(73)	(1,869)
Other liabilities net	1,528	(11,920)	6,563
Employees’ leaving entitlement	(880)	(1,028)	(1,671)
Total adjustments	66,139	17,811	(1,081)

Net cash provided by (used in) operating activities	(2,226)	(8,219)	(19,958)

Cash flows from investing activities:
Property, plant and equipment:
Additions	(7,116)	(7,513)	(19,733)
Disposals	212	1,737	2,415
Chinese compensation	—	—	46,691
Other assets	(1,091)	(310)	(1,265)
Dividends distribution	(202)	(186)
Minority interest acquisition	(43)	(200)	—

Net cash used in investing activities	(8,240)	(6,472)	28,108

Cash flows from financing activities:
Long-term debt:
Proceeds	—	—	1,000
Repayments	(3,274)	(3,753)	(1,890)
Short-term borrowings	(1,932)	2,811	24,074

Net cash provided by (used in) financing activities	(5,206)	(942)	23,184

Effect of translation adjustments on cash	(1,008)	(694)	1,612
Increase (decrease ) in cash and cash equivalents	(16,680)	(16,327)	32,946
Cash and cash equivalents, beginning of the year	77,713	94,040	61,094
Cash and cash equivalents, end of the year	61,033	77,713	94,040
Supplemental disclosure of cash flow information:
Cash paid during the year for interest	929	662	631
Cash paid during the year for income taxes	7,213	2,516	3,084

See accompanying notes to the consolidated financial statements

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

1. Description of business and Group composition

The consolidated financial statements include the accounts of Natuzzi S.p.A. (‘Natuzzi’ or the ‘Company’) and of its subsidiaries (together with the Company, the ‘Group’). The Group’s primary activity is the design, manufacture and marketing of contemporary and traditional leather and fabric upholstered furniture. The subsidiaries included in the consolidation at December 31, 2013, together with the related percentages of ownership, are as follows:

Name	Percentage of ownership	Registered office	Activity
Italsofa Nordeste S/A	100.00	Salvador de Bahia, Brazil	(1)
Italsofa Shanghai Ltd	96.50	Shanghai, China	(1)
Natuzzi China Ltd	100.00	Shanghai, China	(1)
Italsofa Romania	100.00	Baia Mare, Romania	(1)
Natco S.p.A.	99.99	Santeramo in Colle, Italy	(2)
I.M.P.E. S.p.A.	100.00	Bari, Italy	(3)
Nacon S.p.A.	100.00	Santeramo in Colle, Italy	(4)
Lagene S.r.l.	100.00	Santeramo in Colle, Italy	(4)
Natuzzi Americas Inc.	100.00	High Point, NC, USA	(4)
Natuzzi Iberica S.A.	100.00	Madrid, Spain	(4)
Natuzzi Switzerland AG	100.00	Dietikon, Switzerland	(4)
Natuzzi Nordic	100.00	Copenhagen, Denmark	(4)
Natuzzi Benelux S.A.	100.00	Hereentals, Belgium	(4)
Natuzzi Germany Gmbh	100.00	Köln, Germany	(4)
Natuzzi Japan KK	100.00	Tokyo, Japan	(4)
Natuzzi Services Limited	100.00	London, UK	(4)
Natuzzi Trading Shanghai Ltd	100.00	Shanghai, China	(4)
Natuzzi Oceania PTI Ltd	100.00	Sydney, Australia	(4)
Natuzzi Russia OOO	100.00	Moscow, Russia	(4)
Natuzzi India Furniture PVT Ltd	100.00	New Delhi, India	(4)
Italholding S.r.l.	100.00	Bari, Italy	(5)
Natuzzi Netherlands Holding	100.00	Amsterdam, Holland	(5)
Natuzzi Trade Service S.r.l.	100.00	Santeramo in Colle, Italy	(6)
SALENA SRL	49.00	Milan, Italy	(7)

(1)	Manufacture and distribution
(2)	Intragroup leather dyeing and finishing
(3)	Production and distribution of polyurethane foam
(4)	Services and distribution
(5)	Investment holding
(6)	Transportation services
(7)	Dormant

During 2013, Natuzzi Sweden AB was liquidated. Also, the merger of Softaly Shanghai Ltd. with Natuzzi China Ltd. was finalized.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

2. Basis of preparation

The financial statements utilized for the consolidation are the financial statements of each Group company at December 31, 2013, 2012 and 2011. The 2013, 2012 and 2011 financial statements have been adopted by the respective Boards of Directors of the relevant companies.

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

c) Forward and collars exchange contracts

The Group enters into forward exchange contracts (known in Italian financial markets as domestic currency swaps) and, for a limited number of contracts, into so called “zero cost collars” exchange rate derivative instruments to manage its exposure to foreign currency risks. The Group does not enter into these contracts on a speculative basis, nor is hedge effectiveness constantly monitored. As a consequence of this, forward and collar exchange contracts are not used to hedge any on or off-balance sheet items. Therefore, at December 31, 2013, 2012 and 2011 all unrealized gains or losses on such contracts are recorded in other income (expense), net, in the consolidated statements of operations.

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

j) Intangible assets and Goodwill

Set-up costs, advertising costs and goodwill are recorded with the consent of the board of statutory auditors, and are stated at cost, net of the amortization expense calculated on the straight-line method over a period of five years. Other intangible assets primarily include software and trademarks, and are stated at cost, net of the amortization expense calculated on the straight-line method over their estimated useful life.

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

l) Impairment of long-lived assets and long-lived assets to be disposed of

The Company reviews long-lived assets, including intangible assets with estimable useful lives, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset with its recoverable value, which is the higher of a) future undiscounted and discounted cash flows expected to be generated by the asset or b) estimated fair value less costs to sell. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the recoverable value of the assets. Assets not in use/to be disposed of are reported at the lower of their carrying amount and their fair value less costs to sell. Estimated fair value is generally determined through various valuation techniques including quoted market values and third-party independent appraisals, as considered necessary.

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

At December 31, 2013 and 2012 the deferred income for capital grants shown in the consolidated balance sheet amounts to 8,624 and 9,209, respectively.

The amortization of these grants recorded in net sales of the consolidated statement of operations for the years ended December 31, 2013, 2012 and 2011, amounts to 443, 606 and 543, respectively.

Cost reimbursement grants relating to research, training and other personnel costs are credited to income when there is a reasonable assurance of receipt from government agencies.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

o) Employees’ leaving entitlement

Leaving entitlements represent amounts accrued for each Italian employee that are due and payable upon termination of employment, assuming immediate separation, determined in accordance with applicable Italian labour laws. The Group accrues the full amount of employees’ vested benefit obligation as determined by such laws for leaving entitlements. At December 31, 2013 and 2012 employees’ leaving entitlement shown in the consolidated balance sheets amounts to 24,837 and 25,717, respectively.

Under such Italian labor laws, upon termination of an employment relationship, the former employee has the right to receive termination benefits for each year of service equal to the employee’s gross annual salary, divided by 13.5. The entitlement is increased each year by an amount corresponding to 75% of the rise in the cost of living index plus 1.5 points.

The expenses recorded for the leaving entitlement for the years ended on December 31, 2013, 2012 and 2011 were 6,162, 6,393 and 6,668, respectively.

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

General and administrative expenses consist of the following expenses: costs for administrative personnel, advisory fees for accounting and information-technology services, traveling expenses for management and other personnel, depreciation and amortization expenses related to property, plant and equipment and intangible assets that, based on their usage, are allocated to general and administrative expense, postage and telephone costs, stationery and other office-supplies costs, expenses for maintenance and repair of administrative facilities, statutory auditors and external auditors fees, and other miscellaneous expenses. As noted above, the costs of the Group’s distributions network, which include inbound freight charges, warehousing costs, internal transfer costs and other logistic costs involved in the production cycle, are classified under the “cost of sales” line item.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

r) Shipping and handling costs

Shipping and handling costs sustained to transport products to customers are expensed in the periods incurred and are included in selling expenses. Shipping and handling expenses recorded for the years ended December 31, 2013, 2012 and 2011 were 40,461, 42,577 and 40,554, respectively.

s) Advertising costs

Advertising costs (other than those capitalized as intangibles) are expensed in the periods incurred and are included in selling expenses. Advertising expenses recorded for the years ended December 31, 2013, 2012 and 2011 were 16,152, 19,527 and 24,332, respectively.

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

v) Research and development costs

Research and development costs are expensed in the period incurred. At December 31, 2013 and 2012 research and development expenses were 7,940 and 7,954 respectively.

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

The following table provides the amounts used in the calculation of losses per share:

	2013	2012	2011
Net loss attributable to ordinary shareholders	(68,576)	(26,104)	(19,586)

Weighted-average number of ordinary shares outstanding during the year	54,853,045	54,853,045	54,853,045
Increase resulting from assumed conversion of share grants and options	—	—	—

Weighted-average number of ordinary shares and potential shares outstanding during the year	54,853,045	54,853,045	54,853,045

4. Cash and cash equivalents

Cash and cash equivalents are analyzed as follows:

	2013	2012
Cash on hand	180	163
Bank accounts	60,853	77,550

	61,033	77,713

The following table shows the Group’s cash and cash equivalents broken-down by country/region

	2013	2012
China	52,429	61,546
Europe	7,961	15,234
North America	378	556
South America	105	200
Other	160	177

	61,033	77,713

The Company anticipates that its existing cash and cash equivalents resources, including availability under its letter of credit (see note 13) and cash flows from operations, will be adequate to satisfy its liquidity requirements and capital expenditures through calendar year 2014. If available liquidity is not sufficient to meet the Company’s operating and debt service obligations as they come due, the management could pursue alternative financing arrangements or reduce expenditures as necessary to meet the Company’s cash requirements throughout 2014.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

5. Marketable debt securities

Details regarding marketable debt securities are as follows:

	2013	2012
Foreign corporate bonds	4	4

	4	4

Further information regarding the Group’s investments in marketable debt securities is as follows:

		Gross unrealized		Fair
2013	Cost	Gains	(Losses)	value
Foreign corporate bonds	4	—	—	4

Total	4	—	—	4

		Gross unrealized		Fair
2012	Cost	Gains	(Losses)	value
Foreign corporate bonds	4	—	—	4

Total	4	—	—	4

The contractual maturity of the Group’s marketable debt securities at December 31, 2013 is on short term.

6. Trade receivables, net

Trade receivables are analyzed as follows:

	2013	2012
North American customers	32,100	37,288
Other foreign customers	33,045	41,208
Domestic customers	24,951	24,421
Trade bills receivable	—	—

Total trade receivables	90,096	102,917
(Allowance for doubtful accounts)	(11,243)	(9,848)

Total trade receivables, net	78,853	93,069

Trade receivables are due primarily from major retailers who sell directly to their customers. Trade receivables due from related parties amounted to 5,471 as at December 31, 2013 (4,283 in 2012). Sales to related parties amounted to 5,255 in 2013 (4,750 in 2012). Transactions with related parties were conducted at arm’s length.

As of December 31, 2013, 2012 and 2011 and for each of the years in the three-year period ended December 31, 2013, the Company had customers who exceeded 5% of trade receivables and/or net sales as follows:

Trade receivables	N° of customers	% of trade receivables
2013	2	15%
2012	2	17%
2011	2	15%

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Net sales	N° of customers	% of net sales
2013	2	14%
2012	2	15%
2011	2	14%

In 2013, 2012 and 2011 one customer accounted for approximately 8%, 8% and 9% of the total net sales of the Group, respectively. This customer operates many furniture stores throughout the world.

The Company insures with a third party its collection risk in respect of a significant portion of accounts receivable outstanding balances, and estimates an allowance for doubtful accounts based on the insurance in place, the credit worthiness of its customers, as well as general economic conditions.

The following table provides the movements in the allowance for doubtful accounts:

Allowance for doubtful accounts	2013	2012	2011
Balance, beginning of year	9,848	10,647	9,373
Charges-bad debt expense	3,413	471	1,695
(Reductions-write off of uncollectible accounts)	(2,018)	(1,270)	(421)

Balance, end of year	11,243	9,848	10,647

Trade receivables denominated in foreign currencies at December 31, 2013 and 2012 totaled 42,357 and 56,526, respectively. These receivables consist of the following:

Trade receivables in foreign currencies	2013	2012
U.S. dollars	23,821	28,004
Canadian dollars	9,461	15,497
British pounds	2,366	3,255
Australian dollars	1,847	3,237
Other currencies	4,862	6,533

Total	42,357	56,526

7. Other receivables

Other receivables are analyzed as follows:

	2013	2012
Receivable from National Institute for Social Security	16,473	16,940
Government capital grants	5,239	7,561
VAT	4,484	8,016
Receivable from tax authorities	2,901	2,086
Advances to suppliers	8,579	9,418
Other	10,808	6,991

	48,484	51,012

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

The “Receivable from tax authorities” represents principally advance taxes paid in excess of the amounts due and interest thereon.

The “Advances to suppliers” represents principally advance payment for services and general expenses.

The “Other” caption primarily includes deposits and certain receivables related to green incentive for photovoltaic investment. The increase with respect to 2012 is related to the portion (4.6 million, collected in March 2014) of the compensation with the Shanghai Municipality deriving from the second supplementary agreement that was signed in July 2013 between the Company and the Shanghai Municipality, pursuant to which the Company obtained the reimbursement of taxes due on 2011 relocation compensation.

8. Inventories

Inventories are analyzed as follows:

	2013	2012
Leather and other raw materials	47,206	51,901
Goods in process	8,931	8,541
Finished products	22,854	21,827

	78,991	82,269

As of December 31, 2013 and 2012 the provision for slow moving and obsolete raw materials and finished products included in inventories amounts to 6,572 and 6,252, respectively.

9. Prepaid expenses and accrued income

Prepaid expenses and accrued income are analyzed as follows:

	2013	2012
Accrued income	4	25
Prepayments	1,934	2,006

	1,938	2,031

Prepayments mainly include the rent advance payment on factory buildings.

10. Property, plant and equipment and accumulated depreciation

Fixed assets are listed below together with accumulated depreciation.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

2013	Cost or valuation	Accumulated depreciation	Net Book value	Annual rate of depreciation
Land and industrial buildings	166,056	(65,797)	100,259	0 – 10%
Machinery and equipment	123,781	(100,414)	23,367	10 – 25%
Airplane	24,075	(17,331)	6,744	3%
Office furniture and equipment	23,155	(21,402)	1,753	10 – 20%
Retail gallery and store furnishings	32,068	(30,336)	1,732	25 – 35%
Transportation equipment	4,266	(3,873)	393	20 – 25%
Leasehold improvements	17,648	(9,853)	7,795	10 – 20%
Construction in progress	1,536	—	1,536	—

Total	392,585	(249,006)	143,579

2012	Cost or valuation	Accumulated depreciation	Net book value	Annual rate of depreciation
Land and industrial buildings	169,810	(62,803)	107,007	0—10%
Machinery and equipment	123,262	(98,867)	24,395	10 – 25%
Airplane	24,075	(10,834)	13,241	3%
Office furniture and equipment	23,033	(21,031)	2,002	10 – 20%
Retail gallery and store furnishings	32,581	(30,043)	2,538	25 – 35%
Transportation equipment	4,630	(4,147)	483	20 – 25%
Leasehold improvements	17,831	(7,406)	10,425	10 – 20%
Construction in progress	1,370	—	1,370	—

Total	396,592	(235,131)	161,461

The following table shows the Long lived assets down by country:

	2013	2012
Italy	88,737	98,365
Romania	18,450	19,386
Brazil	11,326	13,815
United States of America	12,805	13,889
China	11,195	12,589
Spain	—	797
UK	1,019	1,543
Other countries	47	1,077

Total	143,579	161,461

In 2013 the Company performed an impairment review of its fixed assets and an impairment loss totaling 8,550 was recorded (450 as land and industrial buildings, 448 as machinery and equipment, 1,659 as retail gallery and store furnishing and 5,993 as airplane).

For assets in use, the Company determined the fair value using the Undiscounted and Discounted Cash Flow, at the lowest level for which identifiable cash flows are independent of other cash flows, and compared it with the carrying value of its fixed assets. Cash flow projections were derived from the Business Plan 2014-2016, as adopted by the Board of Directors on February 28, 2014.

For assets not in use/to be disposed of, the fair value was estimated through third-party independent external appraisals, and, for some specific assets (Airplane) through the most recent market value determined on the basis of a preliminary sale agreement stipulated in the first months of 2014. Following the main impairments performed by country.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

In Brazil the Company in order to improve its worldwide manufacturing efficiency, in 2008 decided to close and try to sell one of the two Brazilian manufacturing plants located in Pojuca—State of Bahia, recording an impairment loss of 2,911. As a result of this decision, as of December 31, 2009 the Company prepared the impairment test, based on a third-party independent appraisal, and determined that the carrying value of this manufacturing plant (net of the 2008 impairment loss already recorded), was less than the fair value less cost to sell. As a consequence, no additional impairment loss was recorded in the 2009 consolidated statement of operations.

During 2010, the Company formally confirmed the decision to sell this manufacturing plant with a Board of Director’s resolution. The plant was classified as property, plant and equipment since the sale was deemed unlikely to happen in the short term. As of December 31, 2010, the Company performed the annual impairment analysis with a new third-party independent appraisal and determined that its carrying value was less than the fair value less cost to sell. As consequence, no additional impairment loss was recorded in the 2010 consolidated statement of operations.

During 2011, the Company, was not able to sell this plant and, at the end of 2011, engaged a third-party independent consulting firm to review the fair market value of the Pojuca plant. With this new external appraisal, the management performed the annual impairment analysis and determined that its carrying value as of December 31, 2011 exceeded its fair value. Therefore, as of December 31, 2011 the carrying value of Pojuca plant was reduced to its fair value. This resulted in an impairment loss of 1,036, that was recorded, under the line “other income/(expense) net” of the consolidated statement of operations for the year ended December 31, 2011(see note 26). As of December 31, 2011 the carrying value, net of the 2008 and 2011 impairment loss, was 5,891.

During 2012 the company revaluated its earlier decision to sell the plant, given its growth plans in Brazil. As of December 31, 2012, the Company performed the annual impairment analysis with a new third-party independent appraisal and determined that its carrying value was less than the fair value less cost to sell. As consequence, no additional impairment loss was recorded in the 2012 consolidated statement of operations. As of December 31, 2012 the carrying value, net of the 2008 and 2011 impairment loss, was 5,891.

As of December 31, 2013, new external appraisals were requested for the review of the fair market value of Pojuca plant (not in use) and Simoes Filho plant (currently in use). The appraisals determined that the carrying values of these plants (net of the impairment losses already recorded for the Pojuca plant) were less than the fair value less cost to sell for each of the plant considered. As a consequence, no additional impairment loss has been recorded in 2013 consolidated statement of operations. As of December 31, 2013 the carrying value of the plant not in use (Pojuca), net of the 2008 and 2011 impairment loss, is 4,936.

In Italy, the Company in 2008 decided to close and market for sale six industrial buildings mainly utilized as warehouses and located in the cities of Altamura and Matera nearby the Group’s headquarters in Santeramo in Colle. As a result of this decision the Company performed an impairment analysis and recorded an impairment loss of 1,792.

During 2009 the Company sold one of the above industrial buildings (not impaired in 2008).

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

During 2011 one industrial building was reactivated as a consequence of demand from the “made in Italy” production and, at year-end, the Company performed a new impairment analysis with a third-party independent appraisal that resulted in no additional impairment losses. As of December 31, 2011 the carrying value, net of the 2008 impairment loss, of the four remaining industrial buildings is 5,109.

During 2012 one of those buildings was sold for cash consideration of 1,500, close to its carrying value and, at year-end, the Company performed the annual analysis on the remaining three buildings not in use, that resulted in no additional impairment losses. As of December 31, 2012 the carrying value, net of the 2008 impairment loss, of the three remaining industrial buildings not in use was 3,842.

As of December 31, 2013, as a consequence of the reorganization process of the Group that resulted in the agreement entered into with government Ministries, regions and trade unions on October 10, 2013, two plants (Ginosa and Matera—La Martella) were idled and considered not to be used in the near term (2014). As a consequence, at year-end, after recording the depreciation charge for the year, the Company performed an impairment analysis estimating the fair value of all industrial buildings not in use on the basis of observable market transactions involving sales of comparable buildings and third party independent appraisals. Based on these third-party independent appraisals, the Company recorded an impairment loss of 404.

As of December 31, 2013, the carrying value of the buildings not in use, net of cumulated impairment losses is 17,717.

Also, during 2013 an impairment test was performed on assets pertaining to the Italian retail business unit, in consideration of the history of losses over the past few years. The recoverable amount has been determined as value in use, using the Discounted Cash Flow method, derived from the Business Plan 2014-2016, as adopted by the Board of Directors on February 28, 2014. The impairment test resulted in the recording of an impairment loss of 698 for long-lived assets connected to the retail business unit. Also, as of December 31, 2013, an impairment loss of 5,993 has been recorded for a specific asset (Airplane), as a result of a preliminary sale agreement signed by the Company in March 2014, in order to align the carrying value of the Airplane to the market value.

In Spain, in 2012 the Company performed an impairment review of the retail long-lived assets and an impairment loss of 864 was recorded. The Company determined the fair value of the assets using the Discounted Cash Flow, at the lowest level for which identifiable cash flows are independent of other cash flows, and compared it with the carrying value of its fixed assets. An impairment loss arose due, in particular, to the decline in cash flow projections related to the uncertain prospects for full economic recovery in Spain, since private consumption was negatively impacted by a general weakness in the job market, high levels of public indebtedness, and a decreasing level of savings among families.

As of December 31, 2013, an additional impairment test has been performed for the retail long-lived assets (equipment and retail gallery and store furnishing) as a consequence of the reported losses of stores and galleries over the past few years. The recoverable amount has been determined as value in use, using the Discounted Cash Flow method, derived from the Business Plan 2014-2016, as adopted by the Board of Directors on February 28, 2014. The impairment test resulted in the recording of an impairment loss of 482. As a consequence of the impairment losses recorded and some write-offs of assets related to closed stores (113), the carrying value of long-lived assets as of December 31, 2013 is nil.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

In Other European countries (mainly Germany), during 2013 an impairment test has been performed for the retail long-lived assets due to the negative track record of economic results, and impairment loss of 782 has been recorded. Also in this case, the recoverable amount has been determined as value in use, using the Discounted Cash Flow method, derived from the Business Plan 2014-2016, as adopted by the Board of Directors on February 28, 2014.

In addition, in UK assets write-off were recorded for some stores that were closed during 2013. The total asset write-off was 246.

In the other countries (China, Romania, United States of America), no impairment indicators arose in the current year, thanks to the positive track record of operating results.

11. Intangible assets

Intangible assets consist of the following, together with accumulated amortization:

2013	Gross carrying amount	Accumulated amortization	Net book value
Software	25,503	(22,115)	3,388
Trademarks, patents and other	14,490	(12,320)	2,170

Total	39,993	(34,435)	5,558

2012	Gross carrying amount	Accumulated amortization	Net book Value
Software	23,279	(19,499)	3,780
Trademarks, patents and other	12,725	(11,723)	1,002

Total	36,004	(31,222)	4,782

During 2013, the Company included in “Trademarks, patents and other” the advertisement costs related to the launch of its new armchair, Re-vive, for an amount of 1,225. Under US GAAP this cost will be completely expensed with an adjustment to the net result and equity of the same amount. See note 29.

Amortization expense recorded for these assets was 3,212, 2,683 and 3,714 for the years ended December 31, 2013, 2012 and 2011, respectively. Estimated amortization expense for the next five years is 1,456 in 2014, 440 in 2015,378 in 2016 and 73 in 2017.

12. Goodwill

At December 31, 2013 and 2012 the net book value of goodwill may be analyzed as follows:

	2013	2012
Gross amount	9,136	9,136
Less accumulated amortization	(9,136)	(9,055)

Total, net	—	81

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The changes in the carrying amount of goodwill for the year ended December 31, 2013, 2012 and 2011 are as follows:

	2013	2012	2011
Balance, beginning of year	81	261	711
Increase for new acquisition	—	—	—
Reductions for amortization	(81)	(180)	(450)

Balance, end of year	—	81	261

During 2013, the depreciation process of Goodwill, related to a small operating unit named “Italian retail owned stores”, was completed and, as a consequence, its net book value is nil and aligned with the US GAAP where the original carrying value was already written-off. See Note 29.

13. Bank overdrafts

Bank overdrafts consist of the following:

	2013	2012
Bank overdrafts	25,020	26,948

Bank overdrafts are payable on demand. The weighted average interest rates on the above overdrafts at December 31, 2013 and 2012 are as follows:

	2013	2012
Bank overdrafts	3.89%	2.16%

Letters of credit available to the Group amounted to 47,026 and 48,258 at December 31, 2013 and 2012, respectively. The unused portion of these facilities, for which no commitment fees are due, amounted to 1,028 and 1,093 at December 31, 2013 and 2012, respectively.

14. Accounts payable-trade

Accounts payable-trade totaling 67,393 and 63,328 at December 31, 2013 and 2012, respectively, represent principally amounts payable for purchases of goods and services in Italy and abroad, and include 19,392 and 27,564 at December 31, 2013 and 2012, respectively, denominated in foreign currencies.

15. Accounts payable-other

Accounts payable-other are analyzed as follows:

	2013	2012
Provision for warranties	6,335	5,804
Advances from customers	4,776	4,356
Cooperative advertising and quantity discount	3,956	4,347
Withholding taxes on payroll and on others	2,329	2,091
Other accounts payable	8,443	4,435

Total	25,839	21,033

“Other accounts payable” represents principally VAT payable.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The following table provides the movements in the “Provision for warranties”:

	2013	2012	2011
Balance, beginning of year	5,804	7,180	8,661
Charges to profit and loss	2,492	1,000	1,355
Reductions for utilization	(1,961)	(2,376)	(2,836)

Balance, end of year	6,335	5,804	7,180

16. Taxes on income

Italian companies are subject to two enacted income taxes at the following rates:

	2013	2012	2011
IRES (state tax)	27.50%	27.50%	27.50%
IRAP (regional tax)	4.82%	4.82%	4.82%

IRES is a state tax and is calculated on the taxable income determined on the income before taxes modified to reflect all temporary and permanent differences regulated by the tax law. The enacted IRES tax rate for 2013, 2012 and 2011 is 27.50% of taxable income.

IRAP is a regional tax and each Italian region has the power to increase the current rate of 3.90% by a maximum of 0.92%. In general, the taxable base of IRAP is a form of gross profit determined as the difference between gross revenues (excluding interest and dividend income) and direct production costs (excluding labour costs, interest expense and other financial costs). The enacted IRAP tax rate due in Puglia region for 2013, 2012 and 2011 is 4.82% (3.90% plus 0.92%).

Total income taxes for the years ended December 31, 2013, 2012 and 2011 are allocated as follows:

	2013	2012	2011
Current:
- Domestic	(1,212)	(1,856)	(1,842)
- Foreign	(2,835)	(8,309)	(836)

Total (a)	(4,047)	(10,165)	(2,678)

Deferred:
- Domestic	—	(1,000)	—
- Foreign	(89)	6,994	(6,206)

Total (b)	(89)	5,994	(6,206)

Total (a+b)	(4,136)	(4,171)	(8,884)

Certain foreign subsidiaries enjoy significant tax benefits, such as corporate income tax exemptions or reductions of the corporate income tax rates effectively applicable. The tax reconciliation table reported below shows the effect of such “tax exempt income” on the Group’s 2013, 2012 and 2011 income tax charge.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Consolidated “Net income/(loss) before income taxes and non-controlling interest” of the consolidated statement of operations for the year ended December 31, 2013, 2012 and 2011, is analyzed as follows:

	2013	2012	2011
Domestic	(60,085)	(11,144)	(22,553)
(a) Foreign	(4,144)	(10,715)	12,560

(b) Total	(64,229)	(21,859)	(9,993)

The effective income taxes differ from the expected income tax expense (computed by applying the IRES state tax, which is 27.5% for 2013, 2012 and 2011, to income before income taxes and non-controlling interest) as follows:

	2013	2012	2011
Expected tax benefit at nominal tax rates	17,663	6,011	2,748
Effects of:
-Tax exempt income	1,450	1,109	1,505
-Aggregate effect of different tax rates in foreign jurisdictions	1,311	965	1,429
- Italian regional tax	(1,212)	(1,854)	(1,796)
- Expiration and write off tax loss carry-forwards	(3,101)	—	(10,086)
- Non-deductible expenses	(3,250)	(993)	(1,940)
- Provisions for contingent liabilities	—	—	—
- Depreciation and impairment of goodwill	(5)	(5)	(5)
- Effect of net change in valuation allowance established against deferred tax assets	(16,992)	(8,679)	(1,549)
- Tax effect of unremitted earnings	—	(725)	810

Actual tax charge	(4,136)	(4,171)	(8,884)

The effective income tax rates for the years ended December 31, 2013, 2012 and 2011 were 6.44%, 19.08% and 88.9%, respectively.

The related Income tax debt recorded for the years ended December 31, 2013 and 2012 is 7,126 and 9,199, respectively.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities at December 31, 2013 and 2012 are presented below:

	2013	2012
Deferred tax assets:
Tax loss carry-forwards	75,839	67,099
Provision for warranties	1,976	1,787
Allowance for doubtful accounts	3,890	3,411
Unrealized net losses on foreign exchange	1,152	347
Impairment of long-lived assets	4,554	2,231
One-time termination benefits	6,805	1,693
Inventory obsolescence	1,648	1,268
Goodwill and intangible assets	1,503	1,608
Intercompany profit on inventory	1,176	1,166
Provision for contingent liabilities	1,893	2,523
Provision for sales representatives	339	408

Total gross deferred tax assets	100,775	83,541
Less valuation allowance	(98,772)	(81,780)
Net deferred tax assets (a)	2,003	1,761

Deferred tax liabilities:
Unrealized net gains on foreign exchange	(1,008)	(529)
Unremitted earnings of subsidiaries	(137)	(137)
With tax on unremitted earnings of subsidiaries	(1,000)	(1,000)
Government Grants	(570)	(570)
Other temporary differences	0	(96)

Total deferred tax liabilities (b)	(2,715)	(2,332)

Net deferred tax assets (a + b)	(712)	(571)

A valuation allowance has been established for most of the deductible tax temporary differences and tax loss carry-forwards.

Net deferred tax assets not provided for are mainly related to provisions for contingent liabilities and unrealized net losses on foreign exchange recorded by Natuzzi China Ltd and Italsofa Romania, for which a valuation allowance has not been recorded in consideration of the positive economic result of the subsidiaries.

The valuation allowance for deferred tax assets as of December 31, 2013 and 2012 was 98,772 and 81,780, respectively. The net change in the total valuation allowance for the years ended December 31, 2013 and 2012 was an increase of 16,992 and 8,679, respectively. In assessing the reliability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and the tax loss carry-forwards are utilized.

Starting from 2012, in Italy, a new tax rule has been adopted for tax losses carry forwards. From 2012 all net losses carried forward no longer expire, with the only limitation being that such loss carryforwards can be utilized to off-set a maximum of 80% of the taxable income in each following year. The new tax rule is applicable also to net losses recorded in previous periods.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Given the cumulative loss position of the Company and of most of the Italian and foreign subsidiaries as of December 31, 2013 and 2012, and despite the new tax rule described above, management has considered the scheduled reversal of deferred tax liabilities and tax planning strategies, in making their assessment. The management after a reasonable analysis as of December 31, 2013 and 2012 has not identified any relevant tax planning strategies prudent and feasible available to reduce the valuation allowance. Therefore, at December 31, 2013 and 2012 the realization of the deferred tax assets is primarily based on the scheduled reversal of deferred tax liabilities, except in certain historically profitable jurisdictions.

Based upon this analysis, management believes it is not more likely than not that Natuzzi Group will realize the benefits of these deductible differences and net operating losses carry-forwards, net of the existing valuation allowance at December 31, 2013 and 2012.

Net deferred income tax assets are included in the consolidated balance sheets as follows:

(c) 2013	Current	Non current	Total
Gross deferred tax assets	4,249	96,526	100,775
(d) Less Valuation allowance	(2,246)	(96,526)	(98,772)

(e) Deferred tax assets	2,003	—	2,003
Deferred tax liabilities compensated	(1,715)	—	(1,715)

Net deferred tax assets	288	—	288

Deferred tax liabilities	(1,000)	—	(1,000)

(f) Net deferred tax assets (liabilities)			(712)

2012	Current	Non current	Total
Gross deferred tax assets	3,306	80,235	83,541
Less Valuation allowance	(1,545)	(80,235)	(81,780)

Deferred tax assets	1,761	—	1,761
Deferred tax liabilities compensated	(1,236)	—	(1,236)

Net deferred tax assets	525	—	525

Deferred tax liabilities	(1,096)	—	(1,096)

Net deferred tax assets (liabilities)			(571)

As of December 31, 2013, taxes that are due on the distribution of the portion of shareholders’ equity equal to unremitted earnings of some of the subsidiaries is 137 and the 10% of the withholding tax has also posted considering that these unremitted earnings will be distributed as dividends. The Group has provided for such taxes as the likelihood of distribution is probable.

As of December 31, 2013 the tax losses carried-forward of the Group total 264,181 and expire as follows:

2014	2,043
2015	2,301
2016	2,237
2017	3,801
2018	1,363
Thereafter	49,072
No expiration	203,364

Total	264,181

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

17. Salaries, wages and related liabilities

Salaries, wages and related liabilities are analyzed as follows:

	2013	2012
Salaries and wages	1,344	1,632
Social security contributions	3,462	3,384
Vacation accrual	3,519	2,951

Total	8,325	7,967

18. Long-term debt

Long-term debt at December 31, 2013 and 2012 consists of the following:

	2013	2012
0.25% long-term debt payable in semi-annual installments with final payment due July 2013	—	300
2.25% long-term debt payable in annual equal installments with final payment due May 30, 2015	597	885
3-month Euribor (360) plus a 1.0% spread long-term debt with final payment due August 2015	4,356	6,974
0.74% long-term debt payable in annual installments with final payment due April 2018	2,560	2,629

Total long-term debt	7,513	10,788
Less: (current installments)	(3,342)	(3,503)

Long-term debt, excluding current installments	4,171	7,285

The most significant Long term debt of a nominal amount of 10,000 was obtained in 2010 with installments payable on a quarterly basis and with final payments due August 2015. This long term floating-rate debt provides variable installments depending on the 3-month Euribor (360) plus a 1.0% spread. Out of the total amount, the Company received 9,000 in 2010 and 1,000 in 2011. During 2012 and 2013 the Company punctually reimbursed all the installment of the aforementioned long term loans.

Loan maturities after 2013 are summarized below:

2015	2,623
2016	512
2017	516
2018	520
Thereafter	—

Total	4,171

At December 31, 2013 and 2012 there are no covenants on the above long-term debt. In addition, at December 31, 2013 and 2012 there is no long-term debt denominated in foreign currencies.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Interest expense related to long-term debt for the years ended December 31, 2013, 2012 and 2011 was 111, 209 and 295 respectively. Interest expense is paid with the related installment (quarterly, semi-annual or annual).

19. Other liabilities

Other liabilities consist of:

	2013	2012
Provision for tax and legal proceedings	7,315	8,293
One-time termination benefits	24,730	6,135
Termination indemnities for sales agents	1,095	1,300
Other provisions	1,296	1,297

	34,436	17,025

The Group is involved in a number of certain and probable claims (including tax claims) and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters, after the provision accrued, will not have a material adverse effect on the Group’s consolidated financial position or results of operations. The changes in the balance of “Provision for tax and legal proceedings” for the year ended December 31, 2013, 2012 and 2011 are as follows:

Provision for tax and legal proceedings	2013	2012	2011
Balance, beginning of year	8,293	12,237	14,244
-Increase for new provision	1,433	740	2,492
-(Reductions)	(2,411)	(4,684)	(4,499)

Balance, end of year	7,315	8,293	12,237

The “One-time termination benefits” include the amounts to be paid on the separation date of certain workers and have been determined by the Company based on the current applicable Italian law and regulations for involuntarily termination of employees. In particular, in September 2011 the Company and the Trade Unions submitted a request to the Italian Ministry of Labor to access for 24 months (starting from October 16, 2011) to the unemployment benefits (Italian law July, 23 1991 n. 223 e D.M. August 20, 2002 n. 31444) granted by a special Social Security procedure called “CIGS—Cassa Integrazione Guadagni Straordinaria”. The average number of positions involved in the CIGS program within the Group’s Italian facilities for the 2011-2013 period was 1,273, employed in the Italian headquarters and production sites. In October 2011 the Italian Ministry of Labor accepted the above request, and admitted the Company to a 24 month layoff period, in order to support the reorganization process of the Company that assumed 1,060 redundant employees at the end of the lay-off period (October 15, 2013). Based on the above signed agreement, the Company, at December 31, 2011 increased the One-time termination benefits reserve to 6,703 with an addition accrual of 5,446 (for the 1,060 employees to be dismissed) recorded as a non-operating expense, under the line “other income/(expense) net” of the consolidated statement of operations for the year ended December 31, 2011. During 2012, the Company paid one-time termination benefits of 568 to the workers terminated pursuant to individual agreements reached during the year. As of December 31, 2012, the provision therefore decreased to 6,135.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Before the end of the first lay-off period (October 15, 2013), an agreement was signed between the Company and the Trade Unions by which the Company obtained the extension by one year (October 15, 2014) of the special Social Security procedure called “CIGS—Cassa Integrazione Guadagni Straordinaria”, and the number of redundant workers has been estimated at 1,506, with the possibility for maximum 600 workers to adhere to an incentive payments program ending in May 2014. Based on the agreement dated October 10, 2013, the Company, at December 31, 2013 increased the One-time termination benefits reserve to 24,730 with an addition accrual of 19,959 recorded as a non-operating expense, under the line “other income/(expense) net” of the consolidated statement of operations for the year ended December 31, 2013 (see note 26). The provision, calculated by the Company together with its labor consultants, considered (i) the cost of future layoffs, to be paid for those workers not adhering to the incentive payments program (ii) the best estimation of incentive payments to be paid in 2014 (iii) the advance notice remuneration owed to redundant workers in case of termination.

One time termination benefit	2013	2012	2011
Balance, beginning of year	6,135	6,703	2,046
-Increase for new provision	19,959	—	5,446
-(Reductions)	(1,364)	(568)	(789)

Balance, end of year	24,730	6,135	6,703

During 2013, 2012 and 2011, the Company paid one-time termination benefits of 1,364 , 568 and 789 respectively, to the workers terminated pursuant to individual agreements reached during each year.

20. Shareholders’ equity

The share capital is owned, as of December 31, as follows:

	2013	2012
Mr. Pasquale Natuzzi*	55.1%	54.5%
Mrs. Anna Maria Natuzzi	2.6%	2.6%
Mrs. Annunziata Natuzzi	2.5%	2.5%
Other investors	39.8%	40.4%

	100%	100%

*	through Invest 2003 S.r.l.

An analysis of the “Reserves” is as follows:

	2013	2012
Legal reserve	11,199	11,199
Monetary revaluation reserve	1,344	1,344
Government capital grants reserve	29,749	29,749
Majority shareholder capital contribution	488	488

Total	42,780	42,780

The number of ordinary shares issued at December 31, 2013 and 2012 is 54,853,045. The par value of one ordinary share is euro 1.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Italian law requires that 5% of net income of the parent company and each of its consolidated Italian subsidiaries be retained as a legal reserve, until this reserve is equal to 20% of the issued share capital of each respective company. The legal reserve may be utilized to cover losses; any portion which exceeds 20% of the issued share capital is distributable as dividends. The combined legal reserves totaled 11,199 at December 31, 2013 and 2012, respectively.

During 2008 the majority shareholder made a contribution of 488 recorded by the Company under shareholder’s equity in the line item “reserves”.

No taxes would be payable on the distribution of the government capital grants reserve.

The cumulative translation adjustment included in retained earnings of shareholders’ equity related to translation of the Group’s foreign assets and liabilities at December 31, 2013 was a debit of 7,418 (credit of 3,875 at December 31, 2012).

Non-controlling interest—Non-controlling interest shown in the accompanying consolidated balance sheet at December 31, 2013 is 2,692 (2,524 at December 31, 2012). The variation includes the effect of the exchange difference on group’s foreign financial statements.

21. Commitments and contingent liabilities

Several companies of the Group lease manufacturing facilities and stores under non-cancellable lease agreements with expiry dates through 2023. Rental expense recorded for the years ended December 31, 2013, 2012 and 2011 was 17,602, 17,931 and 18,710, respectively. As of December 31, 2013, the minimum annual rental commitments are as follows:

2014	15,446
2015	15,228
2016	15,428
2017	15,737
2018	16,240

Total	78,079

Certain banks have provided guarantees at December 31, 2013 to secure payments to third parties amounting to 898 (893 at December 31, 2012). These guarantees are unsecured and have various maturities extending through December 31, 2016.

In October 2013, a new agreement was signed between the Company, the Trade Unions and relevant authorities, by which the Company obtained the extension by one year (October 15, 2014) of the special Social Security procedure called “CIGS—Cassa Integrazione Guadagni Straordinaria”, and the number of redundant workers has been re-determined as 1,506, with the possibility for maximum 600 workers to adhere to an incentive payments program by the end of May 2014. If at the end of the layoff period (October 15, 2014) the “CIGS—Cassa Integrazione Guadagni Straordinaria” program is not extended by the Italian Ministry of Labor, the Company will provide the redundant employees with notice of formal termination.

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

Net sales of upholstered furniture analyzed by coverings are as follows:

Sales of upholstered furniture	2013	2012	2011
Upholstered furniture—Leather	382,237	389,778	403,032
Upholstered furniture—Fabric	20,621	19,627	22,243

Subtotal	402,858	409,405	425,275

Other sales	46,251	59,439	61,089

Total	449,109	468,844	486,364

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

Sales of upholstered furniture	2013	2012	2011
United States of America	102,525	108,137	94,192
Italy	31,022	34,121	46,151
England	30,667	32,261	32,384
Canada	40,189	45,024	35,580
France	20,085	19,195	21,049
Spain	12,292	13,587	21,556
Belgium	11,645	14,185	19,412
Germany	16,247	16,984	20,719
Brazil	8,548	6,571	3,569
Australia	10,469	12,758	12,282
China	18,330	9,491	10,484
Other countries (none greater than 2%)	100,839	97,091	107,897

Total	402,858	409,405	425,275

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

In addition, the Group also sells minor volumes of excess polyurethane foam, leather by-products and certain pieces of furniture (coffee tables, lamps and rugs) which, for 2013, 2012 and 2011 totaled 46,251, 59,580 and 61,089, respectively.

23. Cost of sales

Cost of sales is analyzed as follows:

	2013	2012	2011
Opening inventories	82,269	93,537	87,356
Purchases	195,302	186,579	211,403
Labor	78,695	75,699	79,148
Third party manufacturers	11,129	11,212	10,305
Other manufacturing costs	28,895	29,089	31,393
Closing inventories	(78,991)	(82,269)	(93,537)

Total	317,299	313,847	326,068

The line item “Other manufacturing costs” includes the depreciation expenses of property plant equipment used in the production of finished goods. This depreciation expense amounted to 10,283, 9,505 and 9,472 for the years ended December 31, 2013, 2012 and 2011, respectively.

24. Selling expenses

Selling expenses is analyzed as follows:

	2013	2012	2011
Salaries	20,588	21,526	26,950
Fairs	3,699	3,339	2,984
Commissions	9,002	9,697	9,107
Freight	38,470	40,293	39,434
Promotion	1,129	1,690	1,863
Advertising	16,152	19,527	24,333
Depreciations	2,761	4,057	5,367
Product repairs	3,922	4,594	4,046
Samples	1,039	900	1,419
Credit insurance cost	613	527	611
Bad debts	3,546	471	1,695
Other commercial insurance cost	539	548	580
Other Freight costs	7,155	7,323	6,924
Rent	13,648	13,008	13,908
Consultancy	404	707	765
Utilities	2,178	2,278	2,583
Other	1,789	1,932	1,721

Total	126,634	132,417	144,290

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

25. General and administrative expenses

General and administrative expenses is analyzed as follows:

	2013	2012	2011
Salaries	18,535	17,998	17,013
Consultancy	3,677	4,127	4,380
Electronic data processing	124	196	300
Mail & Phone	1,000	1,085	1,382
Other	1,996	2,109	1,877
Printing & Stationery	572	643	791
Depreciations	3,518	3,470	4,160
Travel expenses	3,945	5,148	7,004
Cars cost	1,171	1,214	1,459
Directors and auditors—fees	592	982	1,368
Non deductibles and indirect taxes	2,375	2,890	3,564

	37,505	39,862	43,298

26. Other income /(expense), net

Other income/(expense), net is analyzed as follows:

	2013	2012	2011
Interest income	1,348	1,561	1,373
(Interest expense and bank commissions)	(1,895)	(1,719)	(1,860)

Interest income/(expense), net	(547)	(158)	(487)
Gains (losses) on foreign exchange, net	(3,305)	(3,396)	1,042
Unrealized exchange gain (losses) on exchange derivative instruments, net	519	908	(594)
Other, net	(28,567)	(1,931)	17,338

Total	(31,900)	(4,577)	17,299

“Gains (losses) on foreign exchange, net” are related to the following:

	2013	2012	2011
Net realized gains (losses) on exchange derivative instruments	2,150	(1,101)	1,933
Net realized gains (losses) on accounts receivable and payable	(2,574)	2,309	(1,247)
Net unrealized gains (losses) on accounts receivable and payable	(2,881)	(4,604)	356

Total	(3,305)	(3,396)	1,042

“Other, net” are related to the following:

	2013	2012	2011
Provisions for contingent liabilities	(1,433)	(740)	(2,492)
Impairment losses of long-lived assets	(8,550)	(864)	(1,036)
One-time termination benefits	(19,959)	—	(5,446)
Chinese relocation compensation	8,738	—	46,691
Expenses for the Chinese relocation	(857)	—	(21,631)
Write-off of fixed assets	(359)	(339)	(311)
Other, net	(6,147)	12	1,563

Total	(28,567)	(1,931)	17,338

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Provisions for contingent liabilities—The Company has charged to other income (expense), net in 2013, 2012 and 2011 the amount of 1,433, 740 and 2,492, respectively, for the estimated probable liabilities related to some claims (including tax claims) and legal actions in which it is involved.

During 2013 the Group has made no additional accruals related to tax contingent liabilities. The amount of the accrual for contingent liabilities, totaling 1,433, is related to several minor claims and legal actions arising in the ordinary course of business mainly referred to the parent Company.

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

Impairment losses of long-lived assets—In 2013 the Company performed an impairment review of its production and retail long-lived assets and an impairment loss totaling 8,550 was recorded (2,153 as retail assets, 404 as long-lived assets not in use in Italy, and 5,993 as the Airplane).

In 2012 the Company performed an impairment review of its long-lived assets related to retail stores in Spain and an impairment loss of 864 was recorded. The Company determined the fair value of the reporting unit and compared it with the carrying value of its fixed assets.

In 2011 the Company performed the annual impairment analysis of some Brazilian plants with a third-party independent appraisal and this resulted in an impairment loss of 1,036 recorded under the line other income (expense), net of the consolidated statement of operations for the year ended December 31, 2011.

One-time termination benefits – In September 2011, the Company and the Trade Unions submitted a request to the Italian Ministry of Labor to access for 24 months (starting from October 16, 2011) to the unemployment benefits (Italian law July, 23 1991 n. 223 e D.M. August 20, 2002 n. 31444) granted by special Social Security procedure called “CIGS—Cassa Integrazione Guadagni Straordinaria”. Based on the above signed agreement, the Company, at December 31, 2011 accrued 5,446 to the One-time termination benefits reserve (for the 1,060 employees to be dismissed) recorded as a non-operating expense, under the line “other income/(expense) net” of the consolidated statement of operations for the year ended December 31, 2011. No additional accruals were made for the year ended December 31, 2012.

Before the end of the first layoff period (October 15, 2013), a new agreement was signed between the Company, government ministries, regions and the trade unions, by which the Company obtained the extension by one year (October 15, 2014) of the special Social Security procedure called “CIGS—Cassa Integrazione Guadagni Straordinaria”, and the number of redundant workers has been estimated in 1,506, with the possibility for maximum 600 workers to adhere to an incentive payments program ending in May 2014. Based on the above signed agreement dated October 10, 2013, the Company, at December 31, 2013 increased the One-time termination benefits reserve to 24,730 with an addition accrual of 19,959 recorded as a non-operating expense, under the line “other income/(expense) net” of the consolidated statement of operations for the year ended December 31, 2013. The provision, calculated by the Company together with its labor consultants, considered (i) the cost of future layoffs, to be paid for those workers not adhering to the incentive payments program (ii) the best estimation of incentive payments to be paid in 2014 (iii) the advance notice remuneration owed to redundant workers in case of termination (see note 19).

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Chinese relocation compensation— On January 26, 2011 Italsofa Shanghai Ltd (a Chinese subsidiary) signed an agreement with the Shanghai Municipality and Shanghai n.12 Metro Line Development Co. Ltd to abandon its industrial site and relocate to another industrial site. In April 2011, this agreement was executed and Italsofa Shanghai relocated its manufacturing process to a new industrial site. As a consequence of the signed agreement Italsofa Shanghai collected a relocation compensation amount of 46,691 (equal to RMB 420 million), which was recorded as non-operating income, under the line “other income/(expense) net” of the consolidated statement of operations for the year ended December 31, 2011. During 2013, a second supplementary agreement was signed between the Company and the Shanghai Municipality, by which the Company obtained the reimbursement of taxes due on the relocation compensation, totaling 8,738 (equal to RMB 71.4 million). The extraordinary income of 8,738 was recorded as non-operating income under the line “other income/(expense) net” of the consolidated statement of operations for the year ended December 31, 2013.

Expenses for the Chinese relocation— As a consequence of the above relocation, all fixed assets owned by Italsofa Shanghai that were not transferred to the new industrial site (the industrial building and some machines and equipment) were written-off recording a loss of 18,388 (equivalent to RMB 165 million). In addition the Chinese subsidiary recorded other extraordinary expenses for employees compensation and fees of 3,243 (equivalent to RMB 28 million). The consolidated statement of operations for the year ended December 31, 2011 includes under the line “other income/(expense) net” the cumulative expenses for the Chinese relocation of 21,631. During 2013, additional consulting expenses were incurred, connected to the second supplementary agreement, totaling 857, which were recorded as non-operating expenses under the line “other income/(expense) net” of the consolidated statement of operations for the year ended December 31, 2013.

Write off of fixed assets—The write off of fixed assets includes the net book value of those fixed assets that refer mainly to damaged items and that were no longer in conformity with the production quality standards, together with assets pertaining to stores that were closed. As of December 31, 2013, 2012 and 2011 the write offs of fixed assets amount to 359, 339 and 311, respectively.

Other, net – Other, net include as of December 31, 2013, 2,278 of partial write-off of some government grants receivables following a revision of the original grant decree, and 1,693 of extraordinary costs related to the restructuring of the Group. As of December 31, 2012 and 2011, the caption included minor items.

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

The Group is exposed to credit risk in the event that the counterparties to the domestic currency swaps and zero cost collars fail to perform according to the terms of the contracts. The contract amounts of the domestic currency swaps and zero cost collars described below do not represent amounts exchanged by the parties and, thus, are not a measure of the exposure of the Group through its use of those financial instruments. The amounts exchanged are calculated on the basis of the contract amounts and the terms of the financial instruments, which relate primarily to exchange rates. The immediate credit risk of the Group’s domestic currency swaps is represented by the unrealized gains or losses on the contracts. Management of the Group enters into contracts with creditworthy counter-parties and believes the risk of material loss from such credit risk to be remote. The table below summarizes in euro equivalent the contractual amounts of forward exchange contracts and zero cost collars used to hedge principally future cash flows from accounts receivable and sales orders at December 31, 2013 and 2012:

	2013	2012
U.S. dollars	8,817	10,101
Euro	12,037	9,479
Canadian dollars	10,153	13,588
British pounds	5,984	7,231
Australian dollars	2,157	3,719
Norwegian kroner	575	1,071
Swedish kroner	341	387
Japanese yen	1,362	1,811

Total	41,426	47,386

The following table presents information regarding the contract amount in euro equivalent amounts and the estimated fair value of all of the Group’s forward exchange and zero cost collar contracts. Contracts with net unrealized gains are presented as ‘assets’ and contracts with net unrealized losses are presented as ‘liabilities’.

	2013		2012
	Contract	Unrealized	Contract	Unrealized
	amount	gains (losses)	amount	gains (losses)
Assets	24,636	570	39,684	907
Liabilities	16,790	(51)	7,702	1

Total	41,426	519	47,386	908

At December 31, 2013, 2012 and 2011, the exchange derivative instruments contracts had a net unrealized income (expense), of 519, (908) and (594), respectively. These amounts are recorded in other income (expense), net in the consolidated statements of operations (see note 26).

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

Refer to note 3 (c) for the Group’s accounting policy on forward exchange contracts and zero cost collars.

28. Fair value of financial instruments

The following table summarizes the carrying value and the estimated fair value of the Group’s financial instruments:

	2013		2012
	Carrying	Fair	Carrying	Fair
	value	value	value	value
Assets:
-Marketable debts securities	4	4	4	4
Liabilities:
-Long-term debt	7,646	6,759	10,788	10,169

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

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The calculation of net loss and shareholders’ equity in conformity with US GAAP is as follows:

Reconciliation of net loss:

	2013	2012	2011
Net loss attributable to Natuzzi S.p.A. and subsidiaries in conformity with Italian GAAP	(68,576)	(26,104)	(19,586)

Adjustments to reported income:
(a) Revaluation of property, plant and equipment	28	28	28
(b) Government grants	532	619	626
(c) Revenue recognition	282	—	2,599
(d) Goodwill and intangible assets	81	(1,056)	(5,756)
(e) Translation of foreign financial statements	1,862	2,677	4,565
(f) One-time termination benefits	7,987	(568)	4,657
(h) Write-off advertisement and advisory costs	(1,833)	—	—
(i) Long lived assets – Depreciation	(1,643)	—	—
Tax effect of US GAAP adjustments	(753)	(5,123)	(201)

Net loss attributable to Natuzzi S.p.A. and subsidiaries in conformity with US GAAP	(62,034)	(29,527)	(13,068)

Basic loss per share in conformity with US GAAP	(1.13)	(0.54)	(0.24)
Diluted loss per share in conformity with US GAAP	(1.13)	(0.54)	(0.24)

Reconciliation of equity attributable to Natuzzi S.p.A. and Subsidiaries:

	2013	2012
Equity attributable to Natuzzi S.p.A. and Subsidiaries in conformity with Italian GAAP	208,910	281,137

(a) Revaluation of property, plant and equipment	(396)	(424)
(b) Government grants	(9,010)	(9,543)
(c) Revenue recognition	(3,276)	(3,558)
(d) Goodwill and intangible assets	—	(81)
(e) Translation of foreign financial statements	15,982	10,469
(f) One-time termination benefits	14,120	6,135
(g) Long-lived assets—impairment	388	388
(h) Write-off advertisement costs	(1,833)	—
(i) Long lived assets—Depreciation	(1,643)	—
Tax effect of US GAAP adjustments	(6,171)	(5,418)

Equity attributable to Natuzzi S.p.A. and Subsidiaries in conformity with US GAAP	217,071	279,105

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The condensed consolidated balance sheets as at December 31, 2013 and 2012, and the condensed consolidated statements of operations for the years ended December 31, 2013, 2012 and 2011, which include all the US GAAP differences commented below are as follows:

Condensed Consolidated Balance Sheets as at December 31, 2013 and 2012

	Dec. 31, 2013	Dec. 31, 2012
ASSETS
Current assets	264,700	301,772
Non current assets	164,221	178,871

TOTAL ASSETS	428,921	480,643

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	136,963	132,810
Non current liabilities	72,195	66,204
Equity attributable to Natuzzi S.p.A. and Subsidiaries	217,071	279,105
Non-controlling interest	2,692	2,524

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	428,921	480,643

Condensed Consolidated Statements of Operations Years Ended December 31, 2013, 2012 and 2011

	2013	2012	2011
Net sales	445,183	459,271	488,321
Cost of sales	(333,600)	(318,148)	(333,771)

Gross profit	111,583	141,123	154,550
Selling expenses	(109,883)	(122,963)	(143,180)
General and administrative expenses	(57,464)	(37,623)	(42,468)

Operating income/(loss)	(55,764)	(19,463)	(31,928)
Other income /(expenses), net	(1,178)	(666)	28,529

Net income/(loss) before income taxes	(56,942)	(20,129)	(3,399)
Income taxes	(4,881)	(9,324)	(8,960)

Net income /(loss)	(61,823)	(29,453)	(12,359)
Less: (Net income)/loss attributable to non-controlling interest	(211)	(74)	(709)

Net income /(loss) attributable to Natuzzi S.p.A. and subsidiaries	(62,034)	(29,527)	(13,068)

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The tables below set forth the reconciliation of net sales and operating income (loss) from Italian GAAP to US GAAP for the years ended December 31, 2013, 2012 and 2011:

Reconciliation of net sales from Italian GAAP to US GAAP

	2013	2012	2011
Net sales in conformity with Italian GAAP	449,109	468,844	486,364

(b) Government grants (reclassification)	(461)	(470)	(542)
(c) Revenue recognition (adjustment)	(1,300)	(600)	7,000
(j) Cost paid to resellers (reclassification)	(2,165)	(5,323)	(4,501)
(m) Contingent liabilities reversal (reclassification)	—	(3,180)	—

Net sales in conformity with US GAAP	445,183	459,271	488,321

Reconciliation of operating loss from Italian GAAP to US GAAP

	2013	2012	2011
Operating income/(loss) in conformity with Italian GAAP	(32,329)	(17,282)	(27,292)

(a) Revaluation prop, plant and equ. (adjustment)	28	28	28
(b) Government grants (adjustment)	532	619	626
(c) Revenue recognition (adjustment)	281	—	2,599
(d) Goodwill and intangible assets amortization (adjustment)	81	(116)	156
(d) Goodwill and Intangible assets impairment (adjustment)	—	(941)	(5,910)
(f) One-time termination benefits (reclassification)	(19,959)	—	—
(f) One-time termination benefits (adjustment)	7,987	(568)	(789)
(g) Long-lived assets (reclassification)	(8,550)	(864)	(1,036)
(h) Write-off advertisement and advisory costs	(1,833)	—	—
(i) Long lived assets—Depreciation	(1,643)	—	—
(k) Write-off of fixed assets (reclassification)	(359)	(339)	(311)

Operating income/(loss) in conformity with US GAAP	(55,764)	(19,463)	(31,928)

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

Amortization of deferred income related to grants recognized as revenues under Italian GAAP of 462, 470 and 542 for the years ended December 31, 2013, 2012 and 2011 respectively would be reclassified to depreciation expense and recorded in cost of goods sold under US GAAP, in the period such amounts are recognized.

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

The principal effects of this variance on the accompanying consolidated balance sheets as of December 31, 2013 and 2012 and related consolidated statements of operations for each of the years in the three-year period ended December 31, 2013 are indicated below:

	2013	2012
	Effects	Effects
	Increase	Increase
Effect of revenue recognition adjustment on	(Decrease)	(Decrease)
Trade receivables, net	(18,400)	(17,100)
Inventories	12,917	11,440

Total effect on current assets (a)	(5,483)	(5,660)

Accounts payable-trade	(2,208)	(2,103)
Income taxes	—	—

Total effect on current liabilities (b)	(2,208)	(2,103)

Total effect on shareholders’ equity (a-b)	(3,276)	(3,558)

Effect of revenue recognition adjustment on	2013	2012	2011
Net sales	(1,300)	(600)	7,000
Gross profit	178	(222)	3,492
Operating income/(loss)	281	—	2,599
Net Income/(loss)	281	—	2,599

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

Under US GAAP, in accordance with Accounting Standards Certification (ASC) 350, Intangible, Goodwill and Other, the Company do not amortize goodwill. The Company annually assesses goodwill impairment at the end of its fiscal year by applying a fair value test. In the first step of testing for goodwill impairment, the Company estimates the fair value of each reporting unit, which we have determined to be the geographic operating segments and compare the fair value with the carrying value of the net assets assigned to each reporting unit. The above U.S. and Italian GAAP goodwill is entirely related to a small reporting unit named “Italian retail owned stores”. If the fair value is less than its carrying value, then a second step would be performed to determine the fair value of the goodwill. In this second step, the fair value of goodwill is determined by deducting the fair value of a reporting unit’s identifiable assets and liabilities from the fair value of the reporting unit as a whole, as if that reporting unit had just been acquired and the purchase price were being initially allocated. If the fair value of the goodwill is less than its carrying value for a reporting unit, an impairment charge would be recorded.

The changes in the carrying amount of goodwill, intangible assets and US deferred taxes arising from business and asset acquisitions are as follows:

	Goodwill		Intangibles		US Deferred Taxes
	US	Italian	US	Italian	Goodwill	Intangible
Balance at Dec. 31, 2010	6,205	711	1,237	—	(274)	(390)

Impairment	(5,910)	—	—	—	274	—
Amortization	—	(450)	(296)	—	—	95

Balance at Dec. 31, 2011	295	261	941	—	—	(295)

Impairment	(295)	—	(645)	—	—	202
Amortization	—	(180)	(296)	—	—	93

Balance at Dec. 31, 2012	—	81	—	—	—	—

Impairment	—	—	—	—	—	—
Amortization	—	(81)	—	—	—	—

Balance at Dec. 31, 2013	—	—	—	—	—	—

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

In 2012 Natuzzi performed its annual impairment test of goodwill and an impairment loss of 295 was recorded. The Company determined the fair value of the reporting unit on a discounted cash flow basis. An impairment loss arose due, in particular, to the continued decline in cash flow projections related to the uncertain prospects for full economic recovery in Italy, since private consumption was negatively impacted by a general weakness in the job market, high levels of public indebtedness, and a decreasing level of savings among families. As a result of the impairment test, the implied fair value of goodwill was zero and therefore, the Company recorded an impairment charge of 645 for the residual amount of the intangibles with a cumulative impairment loss of 941. The key inputs that were used in performing the impairment tests related to the estimated long term growth rate of 0.5% (the same in 2011), the weighted average cost of capital equal to 12.47% (9.67% in 2011), and an estimated average growth rate in sales of 5% (2.5% in 2012) for the subsequent years.

Under Italian GAAP the impairment losses of 941 for 2012 and of 5,910 for 2011, respectively, were classified under the line “other income /(expense), net” in the consolidated statement of operations. Under US GAAP these impairment losses have been classified as cost of sales and are included as part of operating loss.

In 2013, the original carrying value of the goodwill under Italian GAAP (81) and US GAAP (nil) have resulted aligned as a consequence of the amortization process, completed at year-end, where for both GAAP the carrying value of goodwill is nil.

(e) Under Italian GAAP as of December 31, 2013, 2012 and 2011, the financial statements of the foreign subsidiaries expressed in a foreign currency are translated directly into euro as follows: (i) year-end exchange rate for assets, liabilities, share capital and retained earnings and (ii) average exchange rates during the year for revenues and expenses. The resulting exchange differences on translation are recorded as a direct adjustment to shareholders’ equity (see note 3 d)).

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Under US GAAP as of December 31, 2013, 2012 and 2011 Natuzzi’s foreign subsidiaries financial statements have been translated on the basis of the guidance included in ASC No. 830-20, Foreign Currency Transactions (Formerly FASB Statement No. 52). Under US GAAP, foreign subsidiaries are considered to be an integral part of Natuzzi due to various factors including significant intercompany transactions, financing, and cash flow indicators. Therefore, the functional currency for these foreign subsidiaries is the functional currency of the parent, namely the euro. As a result all monetary assets and liabilities are remeasured, at the end of each reporting period, using euro and the resulting gain or loss is recognized in the consolidated statements of operations. For all non monetary assets and liabilities, share capital and retained earnings historical exchange rates are used. The average exchange rates during the year are used for revenues and expenses, except for those revenues and expenses related to assets and liabilities translated at historical exchange rates. The resulting exchange differences on translation are recognized in the statements of operations.

At December 31, 2013, 2012 and 2011 the US GAAP difference arises due to the requirement to use the local currency as the functional currency under Italian GAAP as compared to US GAAP, which requires that the functional currency be determined based on certain indicators which may, or may not result in the local currency being determined to be the functional currency. Consequently, the Company recorded in the US GAAP reconciliation (a) income of 1,862 for 2013, 2,677 for 2012 and of 4,565 for 2011, respectively; and (b) an increase in shareholders’ equity of 15,982 and 10,469 for 2013 and 2012, respectively.

(f) Under Italian GAAP, the Company during 2008 recognized the cost of one-time termination benefits of 4,605 related to the employees to be terminated on a involuntary basis as indicated in the plan of termination.

During 2011, the Company recognized additional cost of one-time termination benefits of 5,446 related to the employees to be terminated on an involuntary basis at the end of 24 months special Social Security procedure called “CIGS—Cassa Integrazione Guadagni Straordinaria”, starting from October 16, 2011 to October 15, 2012 (see note 26).

During 2012, no additional accrual was made and the Company paid 568 of one-time termination benefits to the workers terminated pursuant to individual agreement.

During 2013, following the new agreement signed with the Trade Unions in October 2013, under Italian GAAP the Company accrued 19,959 to the provision for one-time termination benefits. Also, during the year, the Company paid termination benefits for individual agreements reached for 1,364.

In accordance with Italian GAAP this cost has been recognized in 2013, 2011 and 2008 as in such years the Company has formally decided to adopt the termination plan (approval by the Board of Directors and agreements signed with the Trade Unions) and is able to reasonably estimate the related one-time termination benefits, since, under Italian GAAP for the recognition of the cost for the termination benefits related to the terminated workers the communication or announcement to third parties of the plan of termination of workers is not relevant.

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

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Therefore, on the basis of the above discussion, the Italian GAAP recognition in the consolidated statement of operations of the one-time termination benefits related to the employees to be terminated involuntarily differs from US GAAP.

Under US GAAP, considering the guidance of ASC 420, the one-time termination benefits has to be recorded in the consolidated statement of operations when the termination plan is communicated to the employees and meets all the criteria indicated in ASC 420.

Therefore, under US GAAP, as of December 31, 2011 the cost of the one-time termination benefits of 5,446 less amounts paid during the year of 789 has been reversed out of the consolidated statement of operations for the year then ended, considering no notification was made to terminated employees.

During 2012, the Company paid one-time termination benefits of 568 to the workers terminated pursuant to individual agreements that were reached. The residual difference of equity under US GAAP of 6,135 is attributable to the 1,060 workers that the Company decided to terminate on an involuntary basis (see note 19), but where all the criteria in ASC 420 have not been met.

During 2013, further to the agreement signed with the Trade Unions in October 2013, that increased to 1,506 the number of redundant workers, according to US GAAP the Company: (i) reclassified the accrual of the year of 19,959 made to the provision for one-time termination benefits that was classified under the line “other income /(expense), net” in the consolidated statement of operations prepared according to Italian GAAP to cost of sales, included therefore as part of operating loss (ii); as a consequence of some agreements reached with individual workers (372) during the year, reversed 7,987 out of the consolidated statement of operations, connected to the portion of workers for whom no notification/agreements were reached in 2013. The residual difference of equity under US GAAP of 14,120 is attributable to the 1,134 workers that represent the remaining redundant workers and for which the criteria in ASC 420 have not yet been met.

(g) The Company in order to improve its worldwide manufacturing efficiency, in 2008 decided to close and try to sell one of its two Brazilian manufacturing plants located in Pojuca—State of Bahia, recording an impairment loss. Under US GAAP the impairment loss has been measured by the amount by which the carrying value exceeds its fair value less cost to sell of 388. The difference between Italian GAAP and US GAAP related to costs to sell was reported in the US GAAP reconciliation for the year ended December 31, 2008 and continues to be reflected as an adjustment in the equity reconciliation as of December 31, 2013 and 2012.

During 2013, 2012 and 2011 the Company performed an impairment review of its fixed assets and an impairment loss of 8,550, 864 and 1,036 were recorded. Under Italian GAAP the impairment losses were classified under the line “other income /(expense), net” in the consolidated statement of operations for the year ended December 31, 2013 and December 31, 2012. Under US GAAP these impairment losses would be classified as cost of sales and would be included as part of operating loss.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

(h) In 2013, the Group has capitalized advertising costs incurred for the advertising campaign launched to promote the new Re-vive armchair totaling 1,224, and advisory costs related to the implementation of the new “moving line” production system in the Italian plants, totaling 609. Advertising costs, according to Italian GAAP, are capitalizable if they are connected to the necessary commercial phase of “launch” of a new and innovative product and they are functional and essential to the success of the related project. In accordance with Italian GAAP, advertising costs have been amortized over a five year period.

Under US GAAP (ASC 340-20), advertising costs are usually expensed as incurred, except for some “direct-response” advertising costs, which are to be reported as an asset and amortized over the future benefit period. For costs to qualify as direct-response advertising, a direct link between specific sales to customers and specific advertising expenditures has to be demonstrated, so that it is reasonable to conclude that the advertising will result in probable future benefits.

The advertising campaign launched by the Company to introduce the new Re-vive armchair has not been qualified as “direct-response” advertising, since the promotional activities performed did not have the aim to reach targeted consumers and the effect of this campaign in terms of direct responses from selected customers cannot therefore be measured and/or easily verifiable. Accordingly, under US GAAP, these costs have been expensed.

Advisory costs related to the implementation of the new “moving line” production system are classifiable, according to Italian GAAP, to research and development costs, which capitalization is permitted provided that: (i) the product or process is clearly defined and costs are separately identified and measured reliably (ii) the technical feasibility of the product and/or process can be demonstrated, and the Company owns or can obtain the financial resources needed to realize the product/process (iii) revenues that are forecasted to be realized from the intended product/process are sufficient at least to recover the incurred costs, after deducting production costs, selling expenses and any additional development costs.

According to US GAAP, these advisory costs can be considered as start-up costs. ASC 720-15 defines start-up costs as one-time activities related to any of the following: a) opening a new facility; b) introducing a new product or service; c) conducting business in a new territory; d) conducting business with an entirely new class of customers (for example, a manufacturer who does all of its business with retailers attempts to sell merchandise directly to the public) or beneficiary; e) initiating a new process in an existing facility; f) commencing some new operation. ASC 720-15 requires the costs of start-up activities to be expensed as incurred, therefore advisory costs related to the implementation of the new “moving line” production system have been expenses for US GAAP purposes.

As of December 31, 2013, therefore, under US GAAP, a total write-off of 1,833 has been recorded with reference to the above advertisement and advisory costs.

(i) During 2010, the Company formally decided to sell one of the two Brazilian manufacturing plants located in Pojuca, with a Board of Directors’ resolution. The plant was classified as property, plant and equipment since not all criteria to record it as held for sale had been met. According to Italian GAAP, from 2011 depreciation on this plant has been suspended, and the plant has been stated at the lower between the cost, net of cumulated depreciation, and the fair value, determined through third-party independent appraisals.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

According to US GAAP, considering that the sale was not foreseeable in near term, and there is no evidence that the sale process has been started, depreciation has not been interrupted. Therefore, under US GAAP, the depreciation has been maintained using the currency historical exchange rates of the assets, as required by ASC 830-20. Considering the impairment loss posted in 2011, and the different foreign currency translation process of the 2012 financial statements, the cumulated depreciation costs did not impact the net result and net equity in the previous years.

As of December 31, 2013, the recalculation of the depreciation process for the Brazilian plant not in use resulted in a depreciation impact of 1,643, net of the accumulated impairment losses, that impacted the net equity and net result, classified as part of operating loss in the consolidated statement of operations. As of December 31, 2013, the carrying value of the Pojuca plant, according to US GAAP, net of the 2008 and 2011 impairment loss, is 1.4 million, to be absorbed, in consideration of the expected depreciation charge, in the upcoming three years (ending in 2016).

Further, there is no difference between Italian GAAP and US GAAP regarding the classification of the manufacturing facility of Brazil and industrial building of Italy in the consolidated balance sheets as of December 31, 2013, 2012 and 2011 as under both GAAP these assets are classified under the line property, plant and equipment (see note 10).

(j) Under Italian GAAP certain costs paid to resellers are reflected as part of selling expenses. Under US GAAP, in accordance with ASC No. 605-50 (Revenue Recognition – Customer Payments and Incentive) (Formerly EITF 01-09), these costs should be recorded as a reduction of net sales. Such expenses include advertising contributions paid to resellers which amounted at December 31, 2013, 2012 and 2011 to 2,165, 5,323 and 4,501, respectively.

(k) During 2013, 2012 and 2011 the Company under Italian GAAP has recognized the write-off of tangible assets of 359, 339 and 311, respectively, as part of non-operating loss under the line “other income /(expense), net”. Under US GAAP such write-off charge has been classified as part of operating loss.

(l) Under Italian GAAP, the Company includes its warranty cost as a component of selling expenses in the consolidated statement of operations. Under US GAAP, warranty costs would be included as a component of cost of sales. For the years ended December 31, 2013, 2012 and 2011 warranty cost amounting to 6,414, 4,593 and 4,046, respectively, would be reclassified from selling expenses to cost of sales under US GAAP.

(m) During 2012, certain legal and tax claims pertaining to the Company’s Brazilian subsidiary, Italsofa Nordeste S.A., were reversed due to a favorable decision by the relevant court and due to the expiration of the relevant statute of limitations, respectively. Based on this favorable decision, the Company, with assistance from its advisors, has evaluated the likelihood of loss arising from these claims as “remote” and, therefore, the Company reversed the accrual made in previous years.

Under Italian GAAP the Company classified this reversal under the line “net sales” (other revenues) for 3,180. Under US GAAP this reversal would be reclassified from net sales to “general and administrative expenses” as part of the operating result. During 2013 and 2011 there were no item to be reversed

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

(n) Under Italian GAAP the Company records a tax contingent liability (income tax exposure) when it is probable that the liability has been incurred and the amount of the loss can be reasonably estimated.

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

There are no differences between the amounts recognized by the Company under ASC 740 and the amounts recognized under Italian GAAP.

The following table provides the movements in the liability for unrecognized tax benefits for the years ended December 31, 2013 and 2012:

	2013	2012
Balance, beginning of the year	541	1,072
Additions based on tax positions related to the current year	63	—
Additions for tax positions of prior years	—	31
Foreign exchange	(75)	(42)
Reductions due to statute of limitations expiration	(73)	—
Settlements	(3)	(520)

Balance, end of year	453	541

The Company recognized interest and penalties, accrued in relation to the uncertainties in income taxes disclosed above, in other income (expense), net. During the years ended December 31, 2013, 2012 and 2011, the Company recognized approximately 51, 2 and (929) in interest and penalties, respectively. The total provision for the payment of interest and penalties as at December 31, 2013 and 2012 amounted to approximately 508 and 608, respectively (net of foreign currency exchange rate losses of the period and release of liabilities due to the expiration of the tax audit terms).

Under Italian GAAP the Company includes the provisions for income tax contingent liabilities under the line other liabilities of the non current part of the balance sheet. For the years ended December 31, 2013 and 2012 the above provisions for income tax contingent liabilities amount to 961 and 1,149, respectively.

The Company operates in many foreign jurisdictions. With no material exceptions, the Company is no longer subject to examination by tax authorities for years prior to 2009.

According to Italian GAAP the Company has accrued a provision of 1,000 for the withholding tax due to undistributed earnings as the likelihood of distribution is more likely than not in the near term.

Under US GAAP the provision for the withholding tax has been accrued for all the unremitted earnings of subsidiaries for which a withholding tax is applicable in case of a dividend distribution. As of December 31, 2013 and 2012 the provision amounted to 7,170 and 6,417.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

(o) The consolidated statements of cash flows for the years ended December 31, 2013, 2012 and 2011 prepared by the Company under Italian GAAP is in conformity with US GAAP ASC No. 230, Statement of Cash Flow (Formerly FASB Statement No. 95).

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

Recently issued Accounting Pronouncements — Recently issued but not yet adopted U.S. Accounting pronouncements relevant for the Company are as follows:

In July 2013, the Financial Accounting Standards Board, or the FASB, issued Accounting Standards Update, or ASU, No. 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists”, or ASU No. 2013-11, which concludes that, under certain circumstances, unrecognized tax benefits should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. ASU No. 2013-11 will be effective for us beginning January 1, 2014. We do not anticipate that the adoption of this standard will have a material impact on our financial position.

In March 2013, the FASB issued ASU No. 2013-05, “Parent’s Accounting for the Cumulative Translation Adjustment upon De-recognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity”, or ASU No. 2013-05. The objective of ASU No. 2013-05 is to resolve the diversity in practice regarding the release into net income of the cumulative translation adjustment upon de-recognition of a subsidiary or group of assets within a foreign entity. ASU No. 2013-05 will be effective for us beginning January 1, 2014. We do not anticipate that the adoption of this standard will have an impact on our results of operations or financial position.

30. Subsequent events

No significant event has occurred after year end.

SIGNATURE

The registrant, Natuzzi S.p.A., hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NATUZZI S.p.A.

By	/s/ Pasquale Natuzzi
Name: Pasquale Natuzzi
Title: Chief Executive Officer

Date: April 30, 2014

Exhibit Index

1.1	English translation of the by-laws (Statuto) of the Company, as amended and restated as of January 24, 2008 (incorporated by reference to the Form 20-F filed by Natuzzi S.p.A. with the Securities and Exchange Commission on June 30, 2008, file number 001-11854).

2.1	Deposit Agreement dated as of May 15, 1993, as amended and restated as of December 31, 2001, among the Company, The Bank of New York, as Depositary, and owners and beneficial owners of ADRs (incorporated by reference to the Form 20-F filed by Natuzzi S.p.A. with the Securities and Exchange Commission on July 1, 2002, file number 001-11854).

4.1	Agreement among the Ministry of Economic Development, Ministry of Labour and Social Policy, INVITALIA, the Region of Puglia, the Region of Basilicata, Natuzzi S.p.A., Confindustria and the Italian trade union and other entities named therein, dated as of October 10, 2013.

8.1	List of Significant Subsidiaries.

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.