Form 20-F
period 2014-12-31
NATUZZI S P A
filed 2015-04-30
CIK 900391

Natuzzi S.p.A

Annual Report on Form 20-F

2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended: December 31, 2014

Commission file number: 001-11854

NATUZZI S.p.A.

(Exact name of Registrant as specified in its charter)

Republic of Italy

(Jurisdiction of incorporation or organization)

Via Iazzitiello 47, 70029, Santeramo in Colle, Bari, Italy

(Address of principal executive offices)

Mr. Vittorio Notarpietro

Tel.: +39 080 8820 111; vnotarpietro@natuzzi.com; Via Iazzitiello 47, 70029 Santeramo in Colle, Bari, Italy

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

As of December 31, 2014 54,853,045 Ordinary Shares

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

ii

iii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this annual report on Form 20-F (the “Annual Report”), references to “€” or “Euro” are to the Euro and references to “U.S. dollars,” “dollars,” “U.S.$” or “$” are to United States dollars.

Amounts stated in U.S. dollars, unless otherwise indicated, have been translated from the Euro amount by converting the Euro amounts into U.S. dollars at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) for euros on December 31, 2014 of U.S.$ 1.2101. The foreign currency conversions in this Annual Report should not be taken as representations that the foreign currency amounts actually represent the equivalent U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated.

The Consolidated Financial Statements included in Item 18 of this Annual Report are prepared in conformity with accounting principles established by the Italian Accounting Profession (“Italian GAAP”). These principles vary in certain significant respects from generally accepted accounting principles in the United States (“U.S. GAAP”). See Note 31 to the Consolidated Financial Statements included in Item 18 of this Annual Report. All discussions in this Annual Report are in relation to Italian GAAP, unless otherwise indicated.

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

The Consolidated Financial Statements, from which the selected consolidated financial data set forth below has been derived, were prepared in accordance with Italian GAAP, which differ in certain respects from U.S. GAAP. For a discussion of the principal differences between Italian GAAP and U.S. GAAP as they relate to the Group’s consolidated net loss and shareholders’ equity, see Note 31 to the Consolidated Financial Statements included in Item 18 of this Annual Report.

	Year Ended At December 31,
	2014	2014	2013	2012	2011	2010
	(millions of dollars, except per Ordinary Share)(1)	(millions of euro, except per Ordinary Share)
Statement of Operations Data:
Amounts in accordance with Italian GAAP:
Net sales:
Leather- and fabric-upholstered furniture	$540.4	€409.1	€402.8	€409.4	€425.3	€460.5
Other(2)	69.1	52.3	46.3	59.4	61.0	58.1
Total net sales	609.5	461.4	449.1	468.8	486.3	518.6
Cost of sales	(440.2)	(333.2)	(317.3)	(313.8)	(326.1)	(321.5)
Gross profit	169.4	128.2	131.8	155.0	160.2	197.1
Selling expenses	(170.3)	(128.9)	(126.6)	(132.4)	(144.3)	(154.3)
General and administrative expenses	(48.0)	(36.3)	(37.5)	(39.9)	(43.3)	(42.4)
Operating income (loss)	(48.9)	(37.0)	(32.3)	(17.3)	(27.3)	0.4
Operating income (loss) per Ordinary Share	(0.89)	(0.67)	(0.59)	(0.32)	(0.50)	0.01
Other income (expense), Net (3) (4)	(13.9)	(10.5)	(31.9)	(4.6)	17.3	(4.4)
Income (loss) before taxes and minority interests	(62.7)	(47.5)	(64.2)	(21.9)	(10.0)	(4.0)
Income taxes	(2.4)	(1.8)	(4.1)	(4.1)	(8.9)	(7.0)
Income (loss) before non-controlling interests	(65.1)	(49.3)	(68.4)	(26.0)	(18.9)	(11.0)
Non-controlling interest	0.1	0.1	0.2	0.1	0.7	0.1
Net income (loss)	(65.3)	(49.4)	(68.6)	(26.1)	(19.6)	(11.1)
Net income (loss) per Ordinary Share	(1.19)	(0.90)	(1.25)	(0.48)	(0.36)	(0.20)
Dividends declared per share	—	—	—	—	—	—
Amounts in accordance with U.S. GAAP:
Net sales	$602.9	€456.4	€445.2	€459.3	€488.3	€510.8
Operating income (loss) (5)	(56.1)	(42.5)	(55.8)	(19.5)	(31.9)	0.4
Operating income (loss) per Ordinary Share (5)	(1.02)	(0.77)	(1.02)	(0.35)	(0.58)	0.01
Net income (loss)	(60.8)	(46.0)	(61.8)	(29.5)	(12.4)	(8.8)
Net income (loss) per Ordinary Share (basic and diluted)	(1.11)	(0.84)	(1.13)	(0.54)	(0.23)	(0.16)
Weighted average number of Ordinary Shares Outstanding	54,853,045	54,853,045	54,853,045	54,853,045	54,853,045	54,853,045
Balance Sheet Data:
Amounts in accordance with Italian GAAP:
Current assets	$289.5	€239.2	€270.2	€307.5	€327.3	€298.6
Total assets	459.8	380.0	421.9	476.1	511.0	503.9
Current liabilities	181.2	149.7	138.2	133.2	122.9	107.8
Long-term debt	7.5	6.2	4.2	7.3	10.8	13.6
Non-controlling interest	3.6	3.0	2.7	2.5	3.0	2.1
Shareholders’ equity attributable to Natuzzi S.p.A. and Subsidiaries(6)	206.9	171.0	208.9	281.1	310.5	323.2
Net Asset	210.6	174.0	211.6	283.7	313.5	325.3
Amounts in accordance with U.S. GAAP:
Total assets	$461.4	€381.3	€428.9	€480.6	€511.0	€508.5
Shareholders’ equity attributable to Natuzzi S.p.A. and Subsidiaries	207.0	171.1	217.1	279.1	308.6	321.7
Net Asset	210.7	174.1	219.8	281.6	311.6	323.8

1)	Income Statement amounts are converted from euros into U.S. dollars by using the average Federal Reserve Bank of New York Euro exchange rate for 2014 of U.S.$ 1.3210 per 1 Euro. Balance Sheet amounts are converted from euros into U.S. dollars using the Noon Buying Rate of U.S.$ 1.2101 per 1 Euro as of December 31, 2014. Source: Bloomberg (USCFEURO Index).

2)	Sales included under “Other” principally consist of sales of polyurethane foam and leather to third parties and sales of living room accessories and beds.
3)	Other income (expense), net in 2014 was negatively affected by the write down of the €1.4 million investment in the share capital of Salena Srl, by impairment losses of €0.4 million related to the Ginosa plant and by impairment losses of long-lived assets in use of €0.7 million.
4)	Other income (expense), net in 2013 was negatively affected by impairment losses of long-lived assets in use of €2.1 million, by the write-off of €6.0 million attributable to an airplane to be sold, by impairment losses of €0.4 million for closed plants, by a provision of €19.9 million for one-time employee termination benefits and by other provisions for contingent liabilities. Other income (expense), net in 2011 was positively affected by the net Chinese relocation compensation and negatively affected by the impairment losses of long-lived assets, a one-time employee termination benefit and the provision for contingent liabilities. See Note 28 to the Consolidated Financial Statements included in Item 18 of this Annual Report.
5)	Under US GAAP, impairment losses of €8.5 million for 2013, have been classified as “general and administrative expenses” and are included as part of operating loss (See Note 31). Impairment losses of €5.9 million for 2011 and of €0.7 million for 2010, respectively, have been reclassified to “general and administrative expenses” from the line “other income/(expenses), net,” where they were classified in 2011 and 2010 under Italian GAAP.
6)	Share capital as of December 31, 2014, 2013, 2012, 2011 and 2010 amounted to €54.9 million, €54.9 million, €54.9 million, €54.9 million and €54.9 million, respectively. Shareholder’s Equity represents the Total Equity attributable to Natuzzi S.p.A. and its subsidiaries.

Exchange Rates

The following table sets forth, for each of the periods indicated, the Noon Buying Rate for the Euro expressed in U.S. dollars per Euro.

Year:	Average(1)	At Period End
2010	1.3216	1.3269
2011	1.4002	1.2973
2012	1.2909	1.3186
2013	1.3303	1.3779
2014	1.3210	1.2101

Month ending on:	High	Low
31-Oct-2014	1.2812	1.2517
30-Nov-2014	1.2554	1.2394
31-Dec-2014	1.2504	1.2101
31-Jan-2015	1.2015	1.1279
28-Feb-2015	1.1463	1.1197
31-Mar-2015	1.1212	1.0855

(1)	The average of the Noon Buying Rates for the relevant period, calculated using the average of the Noon Buying Rates on the last business day of each month during the period. Source: Federal Reserve Statistical Release on Foreign Exchange Rates–Historical Rates for Euro Area; Bloomberg (USCFEURO Index).

The effective Noon Buying Rate on April 24, 2015 was U.S.$ 1.0876 to 1 Euro.

Risk Factors

Investing in the Company’s ADSs involves certain risks. You should carefully consider each of the following risks and all of the information included in this Annual Report.

The Group has a recent history of losses; the Group’s future profitability, financial condition and ability to maintain adequate levels of liquidity depend to a large extent on its ability to overcome macroeconomic and operational challenges — The Group reported net losses in 2014 (€49.4 million), 2013 (€68.6 million), 2012 (€26.1 million), 2011 (€19.6 million) and 2010 (€11.1 million), while it reported an operating loss in each of 2014, 2013, 2012 and 2011 (€37.0 million, €32.3 million, €17.3 million and €27.3 million respectively) and operating income of €0.4 million in 2010. In addition, the Group’s net sales declined from €518.6 million in 2010 to €461.4 million in 2014. As evidenced by these financial results, we may not be able to achieve or maintain profitability on a consistent basis.

The Group attributes its negative results in 2014 to a persistently difficult macroeconomic environment affecting the furniture industry as a whole (particularly evident in some mature markets such as Europe), including extreme weakness in economic activity in the Euro-zone, continued strength of the Euro versus major currencies, stagnant or declining disposable income for consumers, particularly in some countries of the EU, continued high prices for raw materials and price competition from low-cost manufacturers. In 2014, the Group launched the Transformation Plan (as defined below), which is aimed at restructuring its operations and which foresees, in particular, a reduction in its Italian workforce, the closure of certain Italian facilities and the implementation of more efficient production processes in all of its manufacturing plants, including those in Italy, that remain in operation. Following the initial phase of the implementation of such plan, the Group faced other operational challenges, especially at the Italian and Chinese plants, that resulted in slower implementation of the Transformation Plan than had been originally foreseen and, consequently, in a lower-than-expected improvement in efficiency, affecting the Group’s overall profitability. In addition, pursuant to our obligations under the Italian Reorganization Agreements (as defined below), we incurred financial obligations in the amount of €13.5million connected to incentive payments designed to induce the voluntary resignation of redundant employees. As a result of the delays encountered in implementing the Transformation Plan and the additional financial burden incurred in connection with the abovementioned incentive payments, the Group experienced a liquidity reduction at the end of 2014, leading to a short postponement in paying employee salaries for work performed in December 2014 and social contributions for November and December 2014. See “Item 5. Operating and Financial Review and Prospects”. These operational challenges and negative trends have been partially offset by moderate signs of sales recovery from the Americas and some fast growing markets, such as those located in Eastern Europe, Asia-Pacific, Latin America and the Middle East. See “Item 5. Operating and Financial Review and Prospects.” The Group has also faced increased labor costs for some of its manufacturing plants operating abroad. See “Item 4. Information on the Company—Manufacturing” for further information.

Our results of operations and ability to maintain adequate levels of liquidity in the future will depend on our ability to overcome these and other challenges. Our failure to achieve profitability in the future could adversely affect the trading price of our shares and our ability to raise additional capital and, accordingly, our ability to grow our business. There can be no assurance that we will succeed in addressing any or all of these risks, and the failure to do so could have a material adverse effect on our business, financial condition and operating results.

The worldwide economic downturn over the past few years has impacted the Group’s business and could continue to significantly impact our operations, sales, earnings and liquidity in the foreseeable future — Although in 2010, the global economy started to show, on the whole, small signs of recovery following the 2008-2009 global financial crisis, there were considerable differences in the rate of recovery (if any) among regions. During 2011, the global economy, after an encouraging first half, subsequently lost momentum, with particular reference to the Euro-zone, as a consequence of the sovereign debt crisis affecting Greece, Portugal, Spain, Italy and Ireland. In 2012 and 2013, the global economy continued to grow at a modest pace, but this growth was curbed by the stagnation of economic activity in parts of Europe, as well as the slow-down of some emerging economies. In 2014 recovery remained gradual and economic developments were different across regions: growth in the United States accelerated, momentum slowed in China, economic activity did not gain traction in Japan, and economic conditions in Russia deteriorated further, but spillovers to other emerging markets remain limited to date.

However, the prospects for the world economy still remain uncertain in the short and medium term, particularly owing to persistent weakness in the Euro area (general weakness in the job market, ongoing vulnerability in the real-estate sector, a decreasing level of savings among families, high levels of public indebtedness in most developed countries, political instability in Greece, austerity measures designed to reduce public expenditures and consequent decreased consumer spending), the protraction of the slowdown in China, and the sharp downturn in Russia.

Furthermore, a resurgence of the sovereign debt crisis in Europe could diminish the banking industry’s ability to lend to the real economy, thus setting in motion a negative spiral of declining production, higher unemployment and a weakening financial sector.

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

The Group’s ability to generate the significant amount of cash needed to service our debt obligations and comply with our other financial obligations, and our ability to refinance all or a portion of our indebtedness or obtain additional financing depends on multiple factors, many of which may be beyond our control—Our ability to make scheduled payments due on our existing and anticipated debt obligations and on our other financial obligations, and to refinance and to fund planned capital expenditure and development efforts will depend on our ability to generate cash. See “—The Group has a recent history of losses; the Group’s future profitability, financial condition and ability to maintain adequate levels of liquidity depend to a large extent on its ability to overcome macroeconomic and operational challenges.” We will require generation of sufficient operating cash flow from our operations to service our current and future projected indebtedness. Our ability to obtain cash to service our existing and projected debts is subject to a range of economic, financial, competitive, legislative, regulatory, business and other factors, many of which are beyond our control. We may not be able to generate sufficient cash flow from operations to satisfy our existing and projected debt and other financial obligations, in which case, we may have to undertake alternative financing plans, selling assets, reducing or delaying capital investments, or seeking to raise additional capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the financial markets and our financial condition at such time. To the extent we have borrowings under bank overdrafts that are payable upon demand or which have short maturities, we may be required to repay or refinance such amounts on short notice, which may be difficult to do on acceptable financial terms or at all. At December 31, 2014, we had €20.8 million of bank overdrafts outstanding. In addition, while we had €32.8 million of cash and cash equivalents at December 31, 2014, 57% of this amount was held by our Chinese subsidiaries, most of which cannot be paid to us as a dividend without incurring withholding taxes. We cannot assure you that any refinancing or restructuring would be possible, that any assets could be sold, or, if sold, of the timing of the sales or the amount of proceeds that would be realized from those sales. We cannot assure you that additional financing could be obtained on acceptable terms, if at all, or would be permitted under the terms of our various debt instruments then in effect. Our failure to generate sufficient cash flow to satisfy our existing and projected debt obligations, or to refinance our obligations on commercially reasonable terms, would have an adverse effect on our business, financial condition and results of operations.

The Group’s operations have benefited in 2014 and in previous years from a temporary work force reduction program that, if not continued despite management’s desire to do so, may have an impact on the Group’s future performance — Due to the persistently difficult business environment that has negatively affected the Group’s sales performance over the past few years, the Company has in recent years entered into a series of agreements with Italian trade unions and the relevant Italian Ministry pursuant to which government funds have been used to pay a substantial majority of the salaries of redundant workers who are subject to layoffs or reduced work schedules (as in the case of the Cassa Integrazione Guadagni Straordinaria, or “CIGS,” an Italian temporary lay-off program). On March 3, 2015, the Company, the relevant trade union organizations and local institutions entered into an agreement (the “2015 Italian Reorganization Agreement”) that follows and develops the agreement previously entered into on October 10, 2013 (the “2013 Italian Reorganization Agreement,” incorporated by reference to the Form 20-F filed by Natuzzi S.p.A. with the Securities Exchange Commission on April 30, 2014, file number 001-11854, and together with the 2015 Italian Reorganization Agreement, the “Italian Reorganization Agreements”). The 2013 Italian Reorganization Agreement had paved the way for the restructuring of the Group’s Italian operations. The 2015 Italian Reorganization Agreement is a fundamental tool for the industrial re-launch of Natuzzi’s Italian plants (both from a qualitative and productive standpoint), representing the final step in the production efficiency and work-related cost reduction processes that have been tested over the past few months in the Group’s test laboratory. As a result of the 2015 Italian Reorganization Agreement, the Company will be able to better allocate workers according to efficiency criteria: workers on rotation will not be staffed at our plants (as opposed to the first part of 2014, when the staffing of workers on rotation at our plants led to a decrease in the level of productivity).

The new business structure as outlined by the 2015 Italian Reorganization Agreement will allow the Group to reduce the number of redundant employees subject to future lay-offs from 1,506 (previously envisaged in the 2013 Italian Reorganization Agreement) to 516. As a result, the number of employees in Italy will be equal to 1,818 (as opposed to the current number of 2,334 employees). The 2015 Italian Reorganization Agreement provides that the solidarity agreement between the Company and the trade unions which aim to reduce working hours in order to maintain company employment levels during a crisis (the “Solidarity Agreement”) will be applicable to these 1,818 employees (both blue and white collars) for a 24-month period, starting from May 2, 2015. These 1,818 employees will work on a reduced-shift basis (for about five hours on average per day, as opposed to the current eight hour shift per day), which is consistent with the expected order flow that the Company foresees for its Italian productions. The remaining 516 employees will be covered by the Italian temporary lay-off program named “Cassa Integrazione Guadagni.”

Government funds cover the substantial majority of the salaries of redundant workers under the CIGS program and also partially reimburses employees on a reduced-shift program for their lost hours under the Solidarity Agreement.

The extraordinary and temporary layoff programs have been extended several times in the past by the Ministry of Labor and Social Policy, but there is no guarantee that the Group will be able to renew this layoff program, even if management deems ongoing participation in the program to be in the Company’s best interest. If the Italian Government were to cease its financial support for the layoff programs, our labour costs may rise substantially and our ability to streamline our operations may be hindered, any of which could adversely impact our future performance. For more information see “Item 6. Directors, Senior Management and Employees—Employees”.

The Group’s operations may be adversely impacted by strikes, slowdowns and other labor relations matters. Many of our employees, including many of the laborers at our Italian plants, are unionized and covered by collective bargaining agreements. As a result, we are subject to the risk of strikes, work stoppages or slowdowns, particularly in our Italian plants. These collective bargaining agreements also limit our ability to close plants, reduce wages or adjust work schedules in response to market conditions or competition without the agreement of Italian trade union representatives. During 2013 and parts of 2014, we have experienced strikes and slowdowns in connection with our Italian reorganization efforts, which resulted in lower productivity levels for the effected plants. Our operations may also be adversely impacted by future strikes or slowdowns, which we anticipate could occur in the future in connection with the announcement of layoffs and the subsequent termination of redundant employees.

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

We may not execute our 2014-2016 Business Plan, including reorganization plans for our Italian industrial operations, successfully or in a timely manner, which could have a material adverse effect on our results of operations or on our ability to achieve the objectives set forth in our plans — On February 28, 2014, the Natuzzi board of directors approved the 2014-2016 Business Plan (the “Business Plan” or “Transformation Plan”), which also incorporates the plan for the reorganization of the Group’s Italian operations that was the subject of the Italian Reorganization Agreements. The reorganization of the Group’s Italian operations provides for the reduction in our Italian workforce, the rationalization of certain Italian facilities and the implementation of more efficient production processes. The Business Plan reflects these objectives, while also contemplating efficiency improvements in our worldwide production and back-office procedures, efficiency improvements in our supply chain, rationalization and realignment of our retail network, the streamlining of the number of brands and store insignias within the Group, and optimization of our marketing and commercial investments. Our ability to return our operations to profitability is dependent upon the successful and timely execution of the Business Plan, including, in particular, the successful reorganization of our Italian industrial operations.

As a matter of fact, first half 2014 results highlighted the need to implement certain corrective measures within the Group’s industrial operations, for the performance of our industrial plants in China and Italy has fallen short of our expectations, which may result in slower implementation of the Business Plan than originally envisaged.

The failure to execute these objectives successfully and timely could result in ongoing losses for the Group and a failure to reduce costs and improve sales as contemplated by the Business Plan.

A failure to offer a wide range of products that appeal to consumers in the markets we target and at different price-points could result in a decrease in our future profitability — The Group’s sales depend on our ability to anticipate and reflect consumer tastes and trends in the products we sell in various markets around the world, as well as our ability to offer our products at various price points that reflect the spending levels of our target consumers. While we have broadened the offering of our products in terms of styles and price points over the past several years in order to attract a wider base of consumers, our results of operations are highly dependent on our continued ability to properly anticipate and predict these trends. The potential inability of the Group to anticipate consumer tastes and preferences in the various markets in which we operate, and to offer these products at prices that are competitive to consumers, may negatively affect the Group’s ability to generate future earnings.

In addition, the Group is a leading player in the production of leather-upholstered furniture, with 92.2% of our net sales of upholstered furniture in 2014 derived from the sale of leather-upholstered furniture. Consumers have the choice of purchasing upholstered furniture in a wide variety of styles and materials, and consumer preferences may change. There can be no assurance that the current market for leather-upholstered furniture will grow consistent with our projections under the Business Plan or that it will not decline.

Our Business Plan contemplates the rationalization and realignment of our retail network. If we and our dealers do not execute these plans successfully or if we fail to effectively launch new stores in growing markets, our ability to grow and our profitability could be adversely affected — Our Business Plan contemplates the closure of certain under-performing stores and the opening of new stores and launching of new points of sale in markets with greater growth potential, particularly in the Asia-Pacific region, the Middle East, India, Russia, Eastern Europe and Latin America. Our ability and the ability of our dealers to identify and open new stores in desirable locations and operate such stores profitably is an important factor in our ability to grow successfully. We have in the past and will likely continue in the future to purchase or otherwise assume operation of company-brand stores from independent dealers to the extent that such stores are considered strategic for the promotion of the Natuzzi Italia brand. Increased demands on our operational, managerial, and administrative resources could cause us to operate our business, including our existing and new stores, less effectively, which in turn could cause deterioration in our profitability.

Demand for furniture is cyclical and may fall in the future— Historically, the furniture industry has been cyclical, fluctuating with economic cycles, and sensitive to general economic conditions, housing starts, interest rate levels, credit availability and other factors that affect consumer spending habits. Due to the discretionary nature of most furniture purchases and the fact that they often represent a significant expenditure to the average consumer, such purchases may be deferred during times of economic uncertainty such as those being recently experienced in some of our markets, such as Europe, or the United States some years ago.

In 2014, the Group derived 45.2% of its leather and fabric-upholstered furniture net sales from the EMEA region, 41.8% from the Americas (Brazil included), and 13.0% from the Asia-Pacific region. A failure to recover from the economic slowdown or renewed economic pressures in Europe may have a material adverse effect on the Group’s results of operations.

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

Fluctuations in currency exchange rates have adversely affected and may adversely affect the Group’s results — The Group conducts a substantial part of its business outside of the Euro-zone. An increase in the value of the Euro relative to other currencies used in the countries in which the Group operates has in the past, and may in the future, reduce the relative value of the revenues from its operations in those countries, and therefore may adversely affect its operating results or financial position, which are reported in Euro. In addition to this risk, the Group is subject to currency exchange rate risk to the extent that its costs are denominated in currencies other than those in which it earns revenues. In 2014, a significant portion of the Group’s net sales (about 66%), but approximately 45% of its costs, were denominated in currencies other than the Euro. The Group also holds a substantial portion of its cash and cash equivalents in currencies other than the Euro, including a large amount in RMB received as compensation for the relocation of its Chinese manufacturing plant. The Group is therefore exposed to the risk that fluctuations in currency exchange rates may adversely affect its results, as has been the case in recent years. For more information, see Item 11, “Quantitative and Qualitative Disclosures about Market Risk.”

The Group faces risks associated with its international operations — The Group is exposed to risks that arise from its international operations, including changes in governmental regulations, tariffs or taxes and other trade barriers, price, wage and exchange controls, political, social, and economic instability in the countries where the Group operates, inflation and exchange rate and interest rate fluctuations. Any of these factors could have a material adverse effect on the Group’s results.

The price of the Group’s principal raw materials is difficult to predict— In 2014, approximately 88% of the Group’s revenues came from leather-upholstered furniture sales. The acquisition of cattle hides represents approximately 33% of total cost of goods sold. The dynamics of the raw hides market are dependent on the consumption of beef, the levels of worldwide slaughtering, worldwide weather conditions and the level of demand in a number of different sectors, including footwear, automotive, furniture and clothing.

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

In recent years, the Group has opened manufacturing operations in China, Brazil and Romania and through 2011, was granted tax benefits and export incentives by the respective governmental authorities in those countries. There can be no assurance that the Group will benefit from such tax benefits or export incentives in connection with future investments.

The Group is dependent on qualified personnel — The Group’s ability to maintain its competitive position will depend to some considerable degree upon the personal commitment of its founder, chairman and CEO, Mr. Pasquale Natuzzi, as well as on its ability to continue to attract and maintain highly qualified managerial, manufacturing and sales and marketing personnel. There can be no assurance that the loss of key personnel would not have a material adverse effect on the Group’s results of operations.

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

One shareholder has a controlling stake of the Company — Mr. Pasquale Natuzzi, who founded the Company and is currently Chief Executive Officer and Chairman of the board of directors, beneficially owns, as of April 24, 2015, 30,967,521 Ordinary Shares, representing 56.5% of the Ordinary Shares outstanding (61.6% of the Ordinary Shares outstanding if the Ordinary Shares owned by members of Mr. Natuzzi’s immediate family (the “Natuzzi Family”) are aggregated). As a result, Mr. Natuzzi has the ability to exert significant influence over our corporate affairs and to control the Company, including its management and the selection of its board of directors. Since December 16, 2003, Mr. Natuzzi has held his entire beneficial ownership of Natuzzi S.p.A. shares through INVEST 2003 S.r.l., an Italian holding company wholly-owned by Mr. Natuzzi and with its registered office located at Via Gobetti 8, Taranto, Italy.

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

Our auditors, like other independent registered public accounting firms operating in Italy, are not currently permitted to be subject to inspection by the Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection — U.S. law requires auditing firms that audit U.S. publicly traded companies or that otherwise are registered with the Public Company Accounting Oversight Board, or PCAOB, to undergo regular inspections by the PCAOB to assess its compliance with U.S. Securities and Exchange Commission (the “SEC”) rules and PCAOB professional standards. Because our auditors are a registered public accounting firm in Italy, a jurisdiction where the PCAOB is currently unable under Italian law to conduct inspections, our auditors, like other independent registered public accounting firms in Italy, are currently not inspected by the PCAOB.

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

On February 28, 2014, the Natuzzi Board of Directors approved the 2014-2016 Business Plan, prepared in cooperation with specialized external business advisors. The Business Plan has established a new brand strategy for the Group: the brands—Natuzzi Italia, Natuzzi Editions and Natuzzi Re-vive—will be developed as product lines each targeting a specific type of customer, but all leveraging the strength of the Natuzzi brand name, the Company’s most recognized brand among consumers.

As part of the Business Plan, during 2014 the Group started relabeling the Leather Editions products portfolio as Natuzzi Editions to capitalize on the strength of the Natuzzi name and streamline the offer.

For a detailed description of these brands and their target markets, please see “Strategy—The Brand Portfolio Strategy” and “Products” below.

The Group also offers unbranded and private label products (including the Softaly line) within our dedicated business unit aimed at generating sales volumes, which is designed and manufactured to meet the specific needs of key accounts.

As of March 31, 2015 the Group distributed its products as follows:

•	Natuzzi Italia: 169 Natuzzi Italia stores, 96 Divani & Divani by Natuzzi stores (located solely in Italy and Portugal), 10 Natuzzi Italia concessions (store-in-store points of sale, directly managed by the UK subsidiary of the Group), and 313 Natuzzi Italia galleries (store-in-store points of sales managed by independent partners). 38 of these points of sales (of which 24 are Natuzzi Italia stores and 14 are Divani & Divani by Natuzzi stores) are directly managed by the Group.

•	“Natuzzi Editions”/“Leather Editions”: 87 stores and 376 galleries. 16 of these stores, all of which are located in China, are directly managed by the Group. Consistent with the Business Plan, the Leather Editions stores will be gradually rebranded worldwide into Natuzzi Editions points of sales.

•	Natuzzi Re-vive: Following a well-received launch at the end of 2013 at the High Point Furniture Market (USA) and the furniture fairs in Brussels and Paris, starting in 2014 approximately 150 direct customers have begun distributing the Natuzzi Re-vive recliner in over 25 different markets and through approximately 500 points of sale. In addition, as of the same date there were three mono-brand Natuzzi Re-vive stores located in China and one in United Kingdom.

•	Private label: Includes our unbranded and Softaly products and is currently marketed in North America, Europe, Brazil and Asia-Pacific principally through a selected number of customers, such as IKEA, Costco, Macy’s, The Brick, and American Signature in North America; Furniture Village, Conforama, Begros, BUT and Harvey’s in Europe; Tok&Stok in Brazil; Nitori and The Home in the Asia-Pacific region.

The Natuzzi Group presents its products at the world’s leading furniture fairs: Il Salone del Mobile in Milan, Italy, IMM in Cologne, Germany, Furniture Market in High Point, USA, 100% Design in London, United Kingdom, I Saloni Worldwide in Moscow, Russia, among others.

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

Organizational Structure

Natuzzi S.p.A. is the parent company of the Natuzzi Group. As of March 31, 2015, the Company’s principal operating subsidiaries were:

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

Strategy

The negative performance of the Group in 2014 and in recent years has largely been the result of several challenges specific to the furniture industry and prevalent in the economy at large. For instance, the discretionary spending of consumers on furnished goods has been negatively impacted in recent years by the persistent effects of the global economic downturn, largely as a result of lower home values, high levels of unemployment and personal debt, and austerity measures to consolidate public imbalances in advanced economies (within the EU in particular).

On February 28, 2014, the Company’s board of directors approved its 2014-2016 Business Plan (the “Business Plan”), prepared in cooperation with specialized external business advisors, which seeks to address and counteract these trends. The Business Plan, which is anchored by the company’s foundational values of ethics and social responsibility and based on its points of strength (high brand awareness, innovation, industrial know-how and a global presence), has the following primary objectives: regaining market competitiveness and spurring a new phase of growth in revenues, with a return to breakeven EBITDA, originally expected in 2014.

During 2014, the Group experienced some operating difficulties in the implementation of Business Plan, especially in Italy and in China, that caused delays and inefficiencies in achieving the financial objectives set forth by the Business Plan.

Due to the delays associated with the introduction of the “moving line” production system in Group plants, the continued weak operating performance (when compared against forecasts) and the actions being undertaken envisaged in the Plan, Natuzzi management prepared the 2015 budget, adopted by the Board of Directors on December 19, 2014, that foresees a gradual reduction in the operating loss, as a consequence of the positive contribution from measures to improve efficiency, which have already been implemented, but not completed by December 31, 2014

The company will seek to regain market competitiveness and eliminate losses through a restructuring phase that envisions:

1.	Strong recovery of the competitiveness of its Italian operations, through the joint efforts of the Company, unions, government and Italian regions of Puglia and Basilicata in implementing the 2015 Italian Reorganization Agreement, following and developing upon the 2013 Italian Reorganization Agreement that had paved the way for the restructuring of the Group’s Italian operations according to the guidelines included in the Group’s Transformation Plan. The 2015 Italian Reorganization Agreement contemplates both investments to support principally Italian production (in the aggregate amount of €25 million, to be allocated to marketing, R&D and industrial enhancement) and a reduction in production costs.

2.	Strong recovery of worldwide productive efficiency, which will be accomplished through the adoption of industrial product platforms, which are the result of the re-engineering of existing models and the design of new models according to the new moving-line production process; and the complete implementation of the moving-line production process in all of the Group’s factories worldwide (in Italy, China, Romania and Brazil).

3.	Efficiency improvements in back office processes on a worldwide basis, through the implementation of a centralized shared service structure that has been designed to reduce costs and address unemployment among white-collar workers in the Company’s home region.

4.	Efficiency improvements in the supply chain, through a reduction in inventory levels, optimization of transportation and a new logistics organization.

5.	Rationalization of the retail network through the foreseen closure of 18 under-performing stores that are owned and managed directly by the Group (of which 12 have already closed as of the date of this Annual Report).

Beginning in 2015, the Business Plan foresees a gradual growth in revenues, through the implementation of:

1.	A marketing and distribution strategy aimed at:

a)	capitalizing on investments in the Natuzzi brand, which has become the sole brand within the Group;

b)	organizing its offerings into three lines of products: Natuzzi Italia, Natuzzi Editions and Natuzzi Re-vive;

c)	expanding the distribution of the Natuzzi brand through wholesale distribution channels and through the strengthening of the retail network;

d)	reinforcing the division dedicated to the sale of private label products to mass-market dealers.

2.	A commercial strategy that is focused on increasing sales in markets with high growth rates (primarily Asia, the Middle East, India, Russia, Eastern Europe and Latin America) and on reorganizing our operations to promote sales in those mature markets where the Natuzzi brand is most recognized (including the U.S. and Canada), as well as defending market share in Western Europe and Italy.

3.	Strengthening investments in marketing and communications, during the term of the Business Plan.

4.	A new commercial organization, both at a centralized level and in local markets, that is calibrated based on growth forecasts.

The Brand Portfolio Strategy —The Group competes in all price segments of the upholstered furniture market with a complementary offer of furnishings and accessories divided into different business propositions each one with a specific name, identity, target and positioning. This differentiated offering is designed to address all market segments and increase sales and profitability.

Precise market segmentation, clear brand positioning and clearly defined customer and consumer targets are intended to enhance the Group’s competitive strengths in all market segments to gain market share:

a) Natuzzi Italia is the most established consumer brand within the Group’s portfolio. It is sold exclusively through the retail channel in mono-brand stores, concessions and galleries in multi-brand specialized stores and high-end department stores. The offer includes sofas designed and manufactured in Italy at the Company’s factories, positioned in the high end of the market, with unique and customized materials, workmanship and finishes thanks to the Natuzzi heritage of fine craftsmanship in the leather sofas segment. The Natuzzi Italia product line includes complementary furnishings and accessories for the living room and, starting from 2014, also beds, bed linens and bedroom furnishings to further expand its product offerings. We believe that the brand benefit consists in helping consumers make their home a harmonious, beautiful environment. Through the style and quality of its products and the merchandising in its stores, the Group aims to position this product line in the premium segment of the market. From the identification of market trends to the delivery to the consumer’s home, Natuzzi directly controls the upholstered production and distribution value chain with the aim of ensuring ultimate quality at competitive prices.

b.1) Natuzzi Editions dates back to 2005 and at the beginning it was specifically designed for the U.S. market. The collection includes a wide range of leather upholstery products targeting the medium/medium-high segment of the market and leveraging the know-how and the high credibility of Natuzzi in the leather upholstery industry. Natuzzi Editions products are manufactured at the Group’s overseas plants (Romania, China and Brazil) and sold solely in the Americas where the Natuzzi Group historically has a notable market share. These stores are provided with a specific display system and merchandising materials designed to emphasize the brand’s core values of “Leather & Craftsmanship.”

b.2) Leather Editions was officially launched in 2010. It is similar to Natuzzi Editions in terms of offer, target consumers, distribution channel and merchandising. Until 2014, the primary difference between Natuzzi Editions and Leather Editions was distribution: Leather Editions was distributed in Europe and the rest of the world, excluding the Americas, while Natuzzi Editions was sold only in the Americas. Under the Business Plan, in 2014 the Group has started to gradually relabel its Leather Editions products and stores as Natuzzi Editions.

c) Natuzzi Re-vive is the Group’s first performance recliner. In this product line, innovative technology meets Natuzzi high craftsmanship to offer complete support as well as intuitively respond to movement. Natuzzi Re-vive is positioned in the medium/medium-high segment of the market targeting a wide range of consumers who we see as culturally open to innovation, sensitive to their well-being and willing to rediscover the human-dimension of their lives. The distribution of this product, which began in 2014, will mainly be through points of sale and galleries within Natuzzi stores, department stores and multi-brands stores.

d) Private label production was introduced by the Group in 2011 as a key-account program to compete in low-end segments of the market. The objective was to recover business from large distributors and develop additional volumes. The Group aims to replicate the best practices applied in connection with the most demanding customers in terms of quality, service and price. These products are also occasionally sold under the Softaly brand name. Each account is managed by dedicated key-account teams under the following guidelines to maintain efficiency:

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

Improvement of the Group’s Retail Program and Brand Development — The Group has made significant investments to improve its existing distribution network and strengthen its Natuzzi brand, primarily through an increase in the number of Natuzzi stores and galleries worldwide. See “Item 4. Information on the Company—Markets.”

The high level of recognition of the Natuzzi brand among luxury consumers from developed countries is the result of investments the Company has made over the past decade in its products, communication, in-store experience and customer service, thus securing a premium inherent in the brand itself. This consumer brand awareness encourages the Company to carry on its brand development, through the rationalization of the Group’s brand portfolio and enhancement of the Group’s distribution network, in order to further increase consumers’ familiarity with the Natuzzi brand, and their association of it as a luxury brand.

The premium brand within the portfolio, Natuzzi Italia, has undergone a rationalization process throughout 2014, in an effort to focus on the very high-end retail segment and to properly exploit opportunities in terms of profitability for the Group and its partners. During 2014, the Group opened 14 mono-brand Natuzzi Italia stores, 10 of which are located in China, as well as 17 Natuzzi Italia galleries. As of March 31, 2015 there were 169 Natuzzi Italia stores, of which 24 were directly owned by the Group, and 10 were concessions in the United Kingdom. The concessions are a store-in-store concept managed directly by a subsidiary of the Company located in the United Kingdom. As of March 31, 2015, there were 313 Natuzzi Italia galleries worldwide (store-in-store concepts managed by independent partners).

The mid–high level cluster of the upholstery business is the main target of the Natuzzi Editions product line as well as the Divani&Divani by Natuzzi retail chain in Italy. As of March 31, 2015, there were 376 Natuzzi Editions galleries (some formerly known as Italsofa galleries were converted into Natuzzi Editions galleries), 79 Leather Editions stores in China (of which 16 stores were directly operated by the Group), seven Natuzzi Editions stores in Brazil, one Natuzzi Editions store in Israel, as well as 96 Divani&Divani by Natuzzi stores (of which 85 were in Italy and 11 in Portugal).

In 2014, significant focus was put on the development of the Natuzzi brand’s new product line, Re-vive, addressing the recliner chair market segment. This effort led the Group to achieve, in one year only, a sustainable presence in this market segment, with sales in 537 store-in-store points-of-sale across the countries in which we offer our products. In addition, we opened three directly operated stores (“Directly Operated Stores” or “DOS”) for Re-vive in Shanghai as a means to test market reaction as well as address unexploited potentialities of Re-vive in China.

Product Diversification and Innovation— The Group believes that it is important to offer consumers carefully developed, coordinated products at competitive prices through its “Total Look” offer, which was first introduced in 2006. The Total Look offer is conceived in accordance with the latest trends in design, materials and colors, and includes high quality sofas, furnishings (including wall units, dining tables and chairs) and accessories, all of which are developed in-house and presented in harmonious and personalized solutions. The Group has taken a number of steps to broaden its product lines, including the development of new models, such as modular and motion frames, and the introduction of new materials and colors, including exclusive fabrics and microfibers. The Group believes that expanding its Total Look offerings will strengthen its relationships with the world’s leading distribution chains, which are interested in offering branded packages. The Group has also invested in the Natuzzi Style Center in Santeramo in Colle, Italy, to serve as a creative hub for the Group’s design activities.

Beginning in 2014, The Group also began distributing beds, bed linens and bedroom furnishings to further expand its product offerings.

Manufacturing

Our manufacturing facilities are located China, Romania, Brazil and Italy.

Our Chinese plant is located in Shanghai, extending over 88,000 square meters, and has been in operation since 2011. As of December 31, 2014, our Chinese plant employed 1,552 people, of whom 1,459 were laborers. It manufactures Natuzzi Editions and private label products for the Americas (apart from Brazil) and for the Asia-Pacific market. In 2014, the Chinese plant produced about 41% of the Group’s total consolidated upholstery revenue.

Our Romanian plant is located in Baia Mare, extending over 75,600 square meters, and has been in operation since 2003. As of December 31, 2014, our Romanian plant employed 1,286 people, of whom 1,130 were laborers. It produces Natuzzi Editions and private label products for the EMEA region. In 2014 the plant generated about 24% of the Group’s total consolidated upholstery revenue.

Our Brazilian plant is located in Salvador De Bahia, extending over 28,700 square meters, and has been in operation since 2000. As of December 31, 2014, our Brazilian plant employed 196 people, of whom 157 were laborers. It produces Natuzzi Editions and private label products exclusively for the local market. In March 2015 the Group set up a new moving line dedicated to the Re-vive production to be sold exclusively for the Brazilian market. In 2014 the plant generated almost 3% of the Group’s total consolidated upholstery revenue. In 2014 the Group sold its owned dormant plant in Brazil. The sale of such plant, for a total consideration of €5.0 million, is expected to be completed in 2015. In February 2015, the Group received the first payment of €1.5 million.

Our three Italian plants dedicated to the production of upholstered products and two warehouses are located in Santaremo Iesce, Matera Iesce and Laterza, all of which are located either in or within a 25 kilometer radius of Santeramo in Colle, where the Group’s headquarters are located. Collectively these sites extend over 120,000 square meters. As of December 31, 2014, these sites (together with the Group’s headquarters) employed 1,892 laborers, the majority of whom were subject to the layoff program. See “Item 6. Directors, Senior Managers and Employees—Employees.” The Italian plants are the exclusive producers of Natuzzi Italia products for the world market and, beginning in the first quarter of 2014, these plants also began producing the Re-vive performance recliner. In 2014 these plants generated about 32% of the Group’s total consolidated upholstery revenue. If orders exceed production capacity at the foreign plants, Natuzzi Editions products are also manufactured in the Company’s Italian plants. In addition to these three Italian plants, we have two plants elsewhere in Italy: one dedicated to the production of leather and another dedicated to the production of flexible polyurethane foam, as further described below.

These operations retain many characteristics of hand-crafted production coordinated through a management information system that identifies by number (by means of a bar-code system) each component of every piece of furniture and facilitates its automatic transit and traceability through the different production phases up to the warehouse.

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

During 2012, these new moving lines were gradually introduced in all of the Group’s production facilities. In 2013, the Group integrated the following production phases in the moving-line production process within our plants:

• direct integration with wood and foam suppliers to serve each plant according to daily needs (“just in time” supplying) with the advantage of reducing the stock level for semi-finished goods; and

• leather cutting and sewing

This upgrade in the industrial process allows us to better control every stage in the moving-line sequence in terms of quality, since every worker at every stage supervises the quality of the piece he receives from the immediately previous stage as well as the piece he passes forward; should a quality issue arise, it must be resolved immediately before getting re-introduced into the production chain. This on-the-spot product quality monitoring should significantly reduce our defect claims rate.

Testing of limited model samples produced with the moving-line process demonstrated a nearly 7% decline in cost of goods sold for certain Natuzzi Editions and private label products and a decline in cost of goods sold of nearly 12% for certain Natuzzi Italia products. Following these tests, management confirmed its decision to transform all the Group’s plants, substituting the old “Isle Production” models, with a roll out of moving-line production processes to all plants. As of March 31, 2015 the following number of moving lines were implemented and completed: 24 moving lines in China; 11 moving lines in Romania; 4 moving lines in Italy; 4 moving lines in Brazil. Each moving line has an estimated production capacity of up to 130 seats per day when utilized for two eight-hour shifts per day.

Beginning in 2014, we have also been designing a software program in cooperation with the University of Lecce that assists in assigning models to the moving line to which they are best-suited and where production would be most efficient. We are considering deploying this software starting from May 2015 as we are testing it in our Matera Jesce plant.

Consistent with its commitments under the Italian Reorganization Agreements, the Company has reorganized its Italian operations by deciding to close its plant located in Ginosa, effective January 2014. This closure has allowed us to concentrate all upholstered furniture production activities within just three facilities with the aim of reducing logistics costs and industrial costs.

The Company initially also planned to close its warehouse in Matera-La Martella, but, following the decision to execute the covering-cutting phase within all of the Italian plants, thus reducing space available for products assembled, it decided not to close it and continue utilizing the Matera-La Martella plant as a general warehouse of sofas and accessory furnishings.

Furthermore, the Group also utilizes two facilities for the processing of leather (NATCO, located in Udine), and for the production of polyurethane foam (IMPE, located near Naples).

The Group processes leather hides to be used as upholstery in its Udine plant whose main activities are leather dyeing and finishing. The Udine facility, which had 156 employees as of December 31, 2014, of whom 130 were laborers, receives both raw and tanned cattle hides, sends raw cattle hides to subcontractors for tanning, and then dyes and finishes the hides. Hides are tanned, dyed and finished on the basis of orders given by the Group’s central office in accordance with the Group’s “on demand” planning system, as well as on the basis of estimates of future requirements. The movement of hides through the various stages of processing is monitored through our management information system. See “Item 4. Information on the Company—Manufacturing—Supply-Chain Management.”

The Group produces, directly and by subcontracting, ten grades of leather in approximately 40 finishes and 280 colors. The hides, after being tanned, are split and shaved to obtain uniform thickness and separated into “top grain” and “split.” Top grain leather is primarily used in the manufacture of most Natuzzi Italia-branded leather products, while split leather is used, in addition to top grain leather, in the manufacture of some Natuzzi Italia-branded products and most Natuzzi Editions products. The hides are then colored with dyes and treated with fat liquors and resins to soften and smooth the leather, after which they are dried. Finally, the semi-processed hides are treated to improve the appearance and strength of the leather and to provide the desired finish. The Group also purchases finished hides from third parties.

The Group’s facility for the production of polyurethane foam, IMPE S.p.A. (“IMPE”), employed 33 workers as of December 31, 2014, and is engaged in the production of flexible polyurethane foam, and also sells foam to third parties because the facility’s production capacity is in excess of the Group’s needs. In 2012, IMPE obtained ISO 14001 certification in accordance with the environmental policy of the Natuzzi Group and also improved safety conditions at the plant. As part of the Group’s efforts to improve its production process, we have substituted some chemical compounds with more ecologically-friendly materials.

As a result of intensive research and development activity, the Company has developed a new family of highly resilient materials. The new polymer matrix is safer than others available in the market because of its improved flame resistance, and it is more environmentally-friendly because it can be disposed of without releasing harmful by-products and because the raw materials used to make it cause a less harmful environmental impact during handling and storage.

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

The Group’s current production plant in Shanghai was made available in January 2011 to compensate for the reduction in production capacity caused by the expropriation. The relocation process began in February 2011 and was completed, as planned, by the end of May 2011, after equipment and machinery were moved to the new plant. The relocation resulted in worker turnover of approximately 20% because of the distance of the new plant to the old one (approximately 35 kilometers). In response, management hired new personnel, fully eliminating the turn-over effect by the end of April 2011.

Brazilian Production: The Group owns two plants in Brazil that, in the past, have been used for the production of furnishings for the Americas region. Due to the overall appreciation of the Brazilian Reais against the U.S. dollar since these plants were opened and a consequent decline in competitiveness, the Group decided to temporarily close the Pojuca plant (putting it up for sale in 2010) and reduced the production capacity of the Salvador de Bahia plant to a level that is sufficient to serve only the Brazilian market. In July 2014 the Group reached an agreement to sell the Pojuca plant to a Brazilian company. The buyer has already paid a deposit and the complete transfer of the plant’s property is expected to occur by the end of 2015.

In March 2015 the Group set up a new moving line dedicated to the Re-vive production to be sold exclusively for the Brazilian market.

In order to minimize the potential future effects of currency fluctuations, our Brazilian subsidiary began to increase its local sourcing in 2014.

After frequent interactions between the Group and top local retailers in the past few years, as well as in light of the high level of fragmentation of the Brazilian market, which consists primarily of small producers with low levels of know-how, the Group believes that the Latin American region currently represents a very good opportunity for the development of additional business.

Therefore, the Group intends to continue investing in the Latin American market, with a particular focus on Brazil, by better organizing operating, sales and marketing activities, by developing the current distribution channel of Natuzzi Editions points-of-sale and by improving relations with the most important local key accounts through a dedicated private label production.

Raw Materials — The principal raw materials used in the manufacture of the Group’s products are cattle hides, polyurethane foam, polyester fiber and wood.

The Group purchases hides from slaughterhouses and tanneries located mainly in Italy, Brazil, Germany, Paraguay, other countries in South America and Europe. The hides purchased by the Group are divided into several categories, with hides in the lowest categories being purchased mainly in South America. The hides in the middle categories are purchased in Europe or South America and hides in the highest-quality categories are purchased in Germany and the United Kingdom. A significant number of hides in the lowest categories are purchased at the “wet blue” stage — i.e., after tanning — while some hides purchased in the middle and highest categories are unprocessed. The Group has implemented a leather purchasing policy according to which a percentage of leather is purchased at a finished or semi-finished stage. Therefore, the Group has had a smaller inventory of “split leather” to sell to third parties. Approximately 80% of the Group’s hides are purchased from 10 suppliers, with whom the Group enjoys long-term and stable relationships. Hides are generally purchased from the suppliers pursuant to orders given every one to two months specifying the number of hides, the purchase price and the delivery date.

Hides purchased from Europe are delivered directly by the suppliers to the Group’s leather facilities near Udine, while those purchased outside of Italy are delivered to an Italian port and then sent to Udine and inspected by technicians of the Group. Management believes that the Group is able to purchase leather hides from its suppliers at reasonable prices as a result of the volume of its orders, and that alternative sources of supply of hides in any category could be found quickly at an acceptable cost if the supply of hides in such category from one or several of the Group’s current suppliers ceased to be available or was no longer available on acceptable terms. The supply of raw cattle hides is principally dependent upon the consumption of beef, rather than on the demand for leather.

During 2014, the prices for hides increased about 15% compared to 2013. Due to the volatile nature of the hides market, there can be no assurance that current prices will remain stable or that price trends will not rise in the future. See “Item 3. Key Information—Risk Factors—The price of the Group’s principal raw materials is difficult to predict.”

The Group also purchases fabrics and microfibers for use in coverings. Both kinds of coverings are divided into several price categories. Most fabrics are purchased in Italy from about a dozen suppliers which provide the product at the finished stage. Microfibers are purchased in Italy, South Korea and China through suppliers who provide them at the finished stage. Fabrics and microfibers are generally purchased from suppliers pursuant to orders given every week specifying the quantity (in linear meters) and the delivery date.

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

Because fabrics are purchased predominantly in Italy and are composed of natural fibers, their prices are influenced by the cost of labor and the quality of the product.

The price of microfibers, in contrast, is mainly influenced by the international availability of high-quality products and raw materials at low costs, especially from Asian markets.

The Group obtains the chemicals required for the production of polyurethane foam from major chemical companies located in Europe (including Germany, Italy and the United Kingdom) and the polyester fiber filling for its polyester fiber-filled cushions from several suppliers located mainly in Indonesia, China, Taiwan and India. The chemical components of polyurethane foam are petroleum-based commodities, and the prices for such components are therefore subject to, among other things, fluctuations in the price of crude oil, which remained high through the middle of 2014, after which it declined sharply. Within our Romanian industrial plant, we have a woodworking facility that provides wooden frames for all our plants worldwide.

The Group also offers a collection of home furnishing accessories (tables, lamps, rugs, home accessories and wall units in different materials). Most of the suppliers are located in Italy and other European countries, while some hand-made products (such as rugs) are made in India and China. On April 9, 2014, the Company officially presented its new collections of beds, bedroom furniture and bed linens in Milan. They will be produced by Italian companies that are external to the Group. Before any items are introduced into our collection, they are tested in accordance with European and world safety standards. In the design phase particular attention is paid to the choice of innovative technological solutions that add value to the product and ensure long lasting quality. We believe that the Group’s product packaging adheres to a higher standard than the average product packaging marketed by its competitors; we prioritize our high standard of packaging in an effort to ensure better customer service.

Supply-Chain Management

Procurement Policies and Operations Integration — In order to improve customer service and reduce industrial costs, the Group in 2009 established a policy for handling suppliers and supply logistics. All of the sub-departments working in the Logistics Department were reorganized to maximize efficiency throughout the supply-chain. The Logistics Department coordinates periodic meetings among all of its working groups in order to identify areas of concern that arise in the supply-chain, and to identify solutions that will be acceptable to all groups. The Logistics Department is responsible for monitoring the proposed solutions in order to ensure their effectiveness. Additionally, in order to improve access to supply-chain information throughout the Group, the Logistics Department utilizes a portal that allows it and other departments (such as Customer Service and Sales) to monitor the movement of goods through the supply-chain. The Company continues to invest in this area so as to continuously improve supply-chain tools and processes.

Production Planning (Order Management, Warehouse Management, Production, Procurement) — The Group’s commitment to reorganizing procurement logistics has led to:

1) the development of a logistics-production model to customize the level of service to customers;

2) a stable level of the size of the Group’s inventory of raw materials and/or components, particularly those pertaining to coverings. This positive impact was made possible by both the development of software that allows more detailed production programming and broader access by suppliers themselves, and a more general reorganization of supplier relationships. Suppliers are now able to provide assembly lines at Italian plants with requested components within four hours. At the same time, a procedure was implemented for the continuous monitoring of global finished products inventories in order to determine which in-stock goods are currently not being sold as part of our existing collections (as a result of being phased-out) and enable the different commercial branches to promote specific sales campaigns of these goods;

3) the planning and partial completion of the industrial reorganization of the local production center; and

4) the implementation of the SAP system since January 2009, throughout the organization.

The Group also plans procurements of raw materials and components:

i) “On demand” for those materials and components (which the Group identifies by code numbers) that require a shorter lead time for order completion than the standard production planning cycle for customers’ orders. This system allows the Group to handle a higher number of product combinations (in terms of models, versions and coverings) for customers all over the world, while maintaining a high level of service and minimizing inventory size. Procuring raw materials and components “on demand” eliminates the risk that these materials and components would become obsolete during the production process; and

ii) “Upon forecast” for those materials and components requiring a long lead time for order completion. The Group utilizes a forecast methodology that balances the Group’s desire to maintain low inventory levels against the Sales Department’s needs for flexibility in filling orders, all the while maintaining high customer satisfaction levels. This methodology was developed together with the Group’s Information Systems Department, in order to create an intranet portal, called Advanced Planning and Optimization (“APO”). APO was launched in March 2011 for sales coming from the North American and Asia Pacific markets, under the supervision of a forecast manager and, beginning in June 2011, was implemented worldwide. This tool currently supports corporate logistics, operations managers and sales managers in our efforts to better forecast the future demand for the Group’s products and to improve communication between the Sales Department and the Logistics Department, therefore reducing inventory levels and improving the availability of raw materials.

Since 2012, a new methodology concerning furnishing management has been introduced. A more efficient cooperation with suppliers enabled the Group to handle furnishings components without storing them in our warehouses, resulting in improved service and reducing inventory levels.

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

Load Optimization and Transportation — The Group delivers goods to customers by common carriers. Those goods destined for the Americas and other markets outside Europe are transported by sea in 40-foot high cube containers, while those produced for the European market are generally delivered by truck and, in some cases, by railway. In 2014, the Group shipped 9,550 containers overseas and approximately 4,060 full load mega-trailer trucks to European destinations, serving more than 3,700 different delivery points.

With the aim of decreasing costs and safeguarding product quality, the Group uses software developed through a research partnership with the University of Bari and the University of Copenhagen that permits us to manage load optimization.

As far as the load composition by truck is concerned, the Group uses software designed to minimize total transport costs by taking into account volume, route and optimization of carriers for customer orders in defined areas. To maintain service levels, we use a supplier vendor rating that measures the performance of carriers and distributors providing direct service over land.

The Group relies principally on several shipping and trucking companies operating under “time-volume” service contracts to deliver its products to customers and to transport raw materials to the Group’s plants and processed materials from one plant to another. In general, the Group prices its products to cover its door-to-door shipping costs, including all customs duties and insurance premiums. Some of the Group’s overseas suppliers are responsible for delivering raw materials to the port of departure; therefore transportation costs for these materials are generally under the Group’s control.

Products

Products are mainly designed in the Company’s Style Center, but the Group also collaborates with acclaimed international designers for the conception and prototyping of certain products in order to enhance brand visibility, especially with respect to the Natuzzi Italia product line.

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

•	The Natuzzi Italia collection stands out for high quality in the choice of materials and finishes, as well as for the creativity and details of its design. As of December 31, 2014, this line of products offered around 100 models of sofas and six models of beds. With respect to coverings, the Natuzzi Italia collection has 15 leather articles in 76 colors and 19 softcover articles in 108 colors. The collection also includes a selection of additional furniture (wall units, coffee tables, tables, chairs, lamps and carpets) and accessories (vases, mirrors, magazines racks, trays and decorative objects) to offer complete furnishings with the aim of enabling the Group to become a “lifestyle company.”

•	The Natuzzi Editions/Leather Editions collection, as of December 31, 2014, consisted of 153 models. The vast range of models cover all styles from casual/contemporary to more traditional, suitable for all markets from Europe to Americas to Asia. Natuzzi Editions/Leather Editions focus is leather, offering a wide range of 10 leather articles available in 71 colors; nevertheless, during the last October Market a broad collection of three new fabric articles were added to the line and have since then received positive feedback from the market.

•	The Natuzzi Re-vive armchair was designed by Formway Design Studio of New Zealand and is the subject of two patents, one covering the design and one covering the unique mechanism made of 120 different parts. Natuzzi Re-vive armchairs are available in seven styles (Quilted, Linear, Tailored, Casual, Club, Lounge, Suit), two sizes (King and Queen), four configurations (with/without headrest—basic chair/complete with ottoman), seven leather articles in 42 colors, and four softcover articles in 23 colors, four basic spine/base finishing and two special spine/base finishing. The finished product and each of its components are subject to rigorous quality controls.

•	The private label collection, as of December 31, 2014 was composed of about 70 models, including exclusive models for key accounts. These products are sometimes sold under the Softaly brand name, depending upon client requests, and the products are mainly leather and split and leather match (or leather matched with Next Leather®, a bonded leather that contains a minimum of 17 per cent of leather). During 2013 all the products already in the collection were re-engineered in order to meet the requirements of the moving-line manufacturing process and all the new products have been designed according to this production system. This investment has improved quality, while reducing industrial costs.

The Group operates in accordance with strict quality standards and has earned the ISO 9001 certification for quality and the ISO 14001 certification for its low environmental impact. The ISO 14001 certification also applies to the Company’s tannery subsidiary, Natco S.p.A., located near Udine, Italy. The Group’s plants in Laterza and the Santeramo in Colle headquarters have also received an ISO 9001 certification for their roles in design and production.

Innovation—The Company has been implementing since the end of 2013 a new production model based on the Lean Production principles.

The sofa production model, under which sofas were traditionally assembled in a department-based factory (or “Isle Production” model), was subject to rigorous review with a view toward implementing moving line-based manufacturing processes, which would lead to improvements in efficiency, quality, and lead time. The moving line production model improves job area ergonomics by splitting products into lighter pieces at individual phases and also coordinates workers by ensuring that they work at a similar pace. The finished product tends to be of higher quality and produced more quickly. Tests and development of the moving-line production model at all stages of the production process still continue and are coordinated with our products design.

In the field of process and product innovation, the Group implemented the Modular Industrial Platform System in late 2013, aimed at reducing manufacturing costs. Industrial platforms represent an industrial base common to many models that can be technically and aesthetically modified in order to meet customers’ requests. The utilization of such platforms grants substantial benefits in terms of product simplification (easy assembly), management (fewer codes to be managed), quality (fewer production failures), and production costs (economies of scale), leading to an increase in competitiveness.

Management continues to encourage innovation and new products, as evidenced by the recently introduced armchair, Re-vive, officially launched in October 2013, and presented worldwide thorough 2014.

We began to implement the moving-line production system in our plants at the beginning of 2014 and expect the system to be fully implemented across all of our plants by the end of 2015. As of March 31, 2015 the following number of moving lines were implemented and completed: 24 moving-lines in China; 11 moving-lines in Romania; and four moving-lines in each of Italy and Brazil.

As for the Chinese plant in particular, during the first part of 2014, the installation of the moving-line production system was not simultaneously accompanied by the development of an appropriate IT system to support moving-line production. It also lacked an appropriate training plan for workers who had to adapt their skills with the new moving line-based production model. For these reasons and several others, namely, the need for a reduction in complexity, the unavailability of complete and functioning moving lines, together with a production planning not adequate in terms of mix of products, has caused a sharp decline in the overall production efficiency and productivity of our Chinese plant. Starting from July 2014, as a result, we have created a dedicated team (the “lean-team”) whose main goal is to increase productivity, in particular through the:

•	analysis of the main product platforms produced in different plants of the Group;

•	diagnosis of these platforms, resulting in the elimination of underperforming models;

•	simplification of production complexity, through the elimination of models, versions, coverings that turned out to be underperforming;

•	test and implementation, in collaboration with the University of Lecce, of a new software able to program the production of all of the Group’s plants, with the ultimate goal of increasing the degree of repetitiveness in production, so as to reduce the complexity of production not only in individual plants but also in each production moving lines;

•	use of an additional software necessary to define the best production sequence of models belonging to the same “family of products” (i.e., having similar components and similar production times) to be assembled and determine a correct balance between the various stations of the line.

We formally launched the above-mentioned activities in December 2014, but most of them have been undertaken since September 2014. The results have been very encouraging with a gradual recovery in production efficiency and productivity.

Furthermore, beginning in July 2014, an experimental laboratory for simulating all single phases within a typical moving line was designed and built at the headquarters in Santeramo in Colle. In this laboratory, our experts have been testing all ideas that the lean-team proposes with the aim of improving production efficiency, productivity, quality of finished products and workstation ergonomics. The results turned out to be better than expected, thanks also to the proactive involvement of people within this project. All the ideas that have been tested successfully in this laboratory are expected to be implemented in all of the Group’s industrial plants.

In 2014 our R&D department completed, as scheduled, the re-engineering of models representing about 80% of the consolidated turnover so that they can now be produced through a moving line production process, thus contributing to a reduction in COGS. New models need to be designed so that they can fulfill platform technical requirements (as of December 31, 2014 there were 50 platforms).

In 2014 the Group set up a dedicated moving line at JESCE 1 plant, Italy, for the production of the Re-vive armchair.

The Group continues its cooperation with Italian research centers aimed at identifying alternative product materials. Through this cooperation, we have identified a new wood material and a way to recycle other wood-based products, having mechanical properties suitable for use in sofa production. The relevant industrialization phase is still ongoing.

Research and development expenses, which include labor costs for the research and development department, design and modeling consultancy expenses and other costs related to the research and development department, were €5.8 million in 2014, €7.9 million in 2013 and € 7.9 million in 2012.

Advertising

The Group’s Communications System was developed to regulate all methods used in each market to advertise the Natuzzi brand and it operates simultaneously on different levels: the “brand-building level” establishes the brand’s philosophy, while the “traffic-building level” aims to attract consumers to points-of-sale using various kinds of initiatives, such as presentations of new collections, new store openings and promotional activities.

In particular, the Company approach to communication campaigns is specific to each product line: the Natuzzi Italia home philosophy is narrated with the support of famous international photographers; the advertising of Natuzzi Editions products conveys, thanks to the collaboration with local professionals in those markets where the products are sold, the value of the unique comfort of such products coupled with a style suitable to local market tastes; Natuzzi Re-vive advertising primarily focuses on innovation in support of its global retail launch.

Advertising for galleries is carried out with the help of the “Retail Advertising Kit,” a collection of templates that enable direct advertising of consumer brands or the advertising of such brands in conjunction with the retailer’s brand.

The Group has also invested heavily in its online digital channel that represents and, given the trends in recent years, will represent to a greater degree the future of communication worldwide.

Retail Development

The Group’s expansion, with particular focus on fast developing markets, continued also in 2014. In terms of mono-brand stores, in 2014, in total, the Group opened 14 Natuzzi Italia stores (of which 10 are in China and one in each of the USA, India, Romania and Spain), three Natuzzi Re-vive stores (all located in China), four Divani & Divani by Natuzzi stores (all located in Italy) as well as 42 Natuzzi Editions stores (of which 36 are in China and six in Brazil). Moreover, during 2014 the Group opened 17 Natuzzi Italia galleries together with 64 Natuzzi Editions galleries.

Among the particularly notable Natuzzi Italia stores opened in 2014 were the flagship store in Madison Av., New York, NY (USA), opened in June 2014, which replaces the one previously located in Soho, New York, and the brand new stores in Pune (India), Bucharest (Romania) and Lanzhou, China. In addition, a 500 sqm stand-alone Natuzzi Italia flagship store within the unique environment of the Miami Design District, Florida, USA, was opened in February 2015.

On the other hand, a rationalization strategy with respect to existing, nonperforming DOS has been put into place in order to cut costs, increase turnover and reduce losses in the shortest time. In Western Europe, eight DOS were closed during 2014, but sales overall increased by + 11.4 % compared to 2013, with losses having been nearly halved.

The Natuzzi product offering is increasingly oriented towards the concept of “total living.” Therefore, single-brand Natuzzi Italia points-of-sale have been recently refurnished in order to recreate a complete living room environment, matching the “Home Philosophy” global strategy of the Natuzzi Italia Brand including the use of interior decorations tools.

“To give the Sales/Interior Design Consultant all the sales tools needed in one room” is the objective of the ‘Design Studio,’ originally launched in October 2013 and shown at the Cologne 2015 IMM Fair stand. We have now put into operation 37 Design Studio installations globally (in store spaces which include a number of sales support tools as well as design kits for on-site use by designers (at home consultation) or in-store use by store staff). The Design Studios are a great way to allow end customers to make the correct decision by matching colour schemes and textures during the room design process.

The development of new tools for enabling partners to increase quantity as well as quality of sales is always a top priority for us. For example, we have made available at the retail level the D-Sales tool, which is a tablet application focused on providing instantly updated figures on sales and products. In addition, the Retail Community Social Network, which is focused on fostering the sharing of best practices among Natuzzi Retailers, is always updated; the NARES order management system is now relying on a new platform and Your Design by Natuzzi Configuration System has been installed at 126 locations worldwide.

All these digital tools are expected to be fully integrated in the first half of 2015 in an effort to provide our sales force with the most efficient sales tools.

Within the first quarter of 2015, a complete upgrade of the Revive Display System was implemented as well, which takes into account the feedback received from Sales Managers during the past year’s implementation phase.

Markets

The Group markets its products internationally as well as in Italy. Thanks to its international presence, the seasonality does not significantly influence the Group’s operations. Outside Italy, the Group sells its furniture principally on a wholesale basis to major retailers and furniture stores. In 1990, the Group began selling its leather-upholstered products in Italy and abroad through franchised Divani & Divani by Natuzzi and Natuzzi (now Natuzzi Italia) furniture stores. Since 2001, the Group has also sold its furniture through directly owned Natuzzi (now Natuzzi Italia) stores and Divani & Divani by Natuzzi stores. In 2005 the Group introduced the Natuzzi Editions brand to the U.S. market, and it continues to be sold in the Americas through galleries and concessions. The Leather Editions brand targets a similar customer to Natuzzi Editions and was introduced in markets outside the Americas in 2010 and also is sold through galleries and concessions. As part of the Business Plan, the Group has started its plan to re-label the Leather Editions portfolio of products as Natuzzi Editions to capitalize on the strength of the “Natuzzi” name and streamline its offerings. Consequently, the Leather Editions stores, including those stores located in China, will be gradually rebranded worldwide into Natuzzi Editions points of sales. The Italsofa brand was introduced in 2007 with the intent of competing with low-priced competitors. In 2013, the Group decided not to make further investments in the Italsofa brand. All the Italsofa models thus far developed will be progressively absorbed by the Group’s other brand offerings. In October 2013, the Group officially launched Re-vive, its innovative performance recliner, and began its distribution in the first half of 2014 in 25 markets through approximately 150 direct customers and about 500 points of sale.

The Company has almost completed its commercial and distribution re-organization in all its commercial regions, consistent with the Business Plan, in order to better exploit market opportunities all over the world. This reorganization includes expanding its retail presence in large department stores to increase visibility of the Natuzzi brand’s product lines as well as establishing a separate business unit, aimed at generating sales volumes and developing new key accounts through its private label offerings.

The following tables show the number of Group stores and galleries as of March 31, 2015 according to our principal geographical areas and brands.

Stores	Natuzzi Italia	Divani & Divani by Natuzzi	Re-vive	Natuzzi Editions /Leather Editions**	Italsofa	TOTAL
Americas(1)	15	—	—	7	2	24
U.S. and Canada	9	—	—	—	—	9
Latin America	6	—	—	7	2	15
EMEA	84	96	1	1	7	189
Europe	64	11	1	—	—	76
Italy	3	85	—	—	—	88
Middle East & Africa	17	—	—	1	7	25
Asia-Pacific	70	—	3	79	1	153
Asia	64	—	3	79	1	147
Oceania	6	—	—	—	—	6

TOTAL	169	96	4	87	10	366

Galleries/Concessions*	Natuzzi Italia	Private label	Natuzzi Editions / Leather Editions**	Italsofa	TOTAL
Americas(1)	71	6	208	10	295
U.S. and Canada	50	—	153	1	204
Latin America	21	6	55	9	91
EMEA	239	—	157	15	411
Europe	232	—	153	10	395
Italy	—	—	—	—	—
Middle East & Africa	7	—	4	5	16
Asia-Pacific	13	—	11	14	38
Asia	13	—	11	14	38
Oceania	—	—	—	—	—

TOTAL	323	6	376	39	744

(1)	Includes the United States, Canada and Latin America (including Brazil) (collectively, the “Americas”).
*	The concessions are store-in-store concept selling Natuzzi Italia branded products, and are managed directly by a subsidiary of the Company located in the United Kingdom. As of March 31, 2015 there were 10 Natuzzi Italia concessions, all located in United Kingdom.
**	As part of the Business Plan, the Group has begun to re-label the Leather Editions portfolio of products as Natuzzi Editions to capitalize on the strength of the “Natuzzi” name and streamline its offerings. Consequently, the Leather Editions stores, including those stores located in China, will be gradually rebranded worldwide into Natuzzi Editions points of sales.

The following tables show the leather and fabric-upholstered furniture net sales and number of seats sold of the Group broken down by geographic market for each of the years indicated:

Leather and Fabric Upholstered Furniture, Net Sales (in millions of Euro)

	2014		2013		2012
Americas(1)	171.0	41.8%	162.5	40.3%	169.9	41.5%
Natuzzi(2)	96.5	23.6%	101.0	25.0%	112.9	27.6%
Private label	74.5	18.2%	61.5	15.3%	57.0	13.9%
EMEA	184.8	45.2%	189.7	47.1%	193.6	47.3%
Natuzzi(2)	142.1	34.8%	145.4	36.1%	150,7	36.8%
Private label	42.7	10.4%	44.3	11.0%	42.9	10.5%
Asia-Pacific	53.3	13.0%	50.6	12.6%	45.9	11.2%
Natuzzi(2)	48.4	11.8%	46.4	11.5%	41.2	10.1%
Private label	5.0	1.2%	4.2	1.1%	4.7	1.1%

Total	409.1	100.0%	402.8	100.0%	409.4	100.0%

(1)	Includes the United States, Canada and Latin America (including Brazil) (collectively, the “Americas”).
(2)	Consistent with the Business Plan, the “Natuzzi” brand includes the Group’s three lines of product: Natuzzi Italia, Natuzzi Editions and Natuzzi Re-Vive. Figures for 2012 and 2013 have been reclassified accordingly.

Starting from the second half of 2014, upholstered net sales under the “Natuzzi” brand also includes net sales of beds sold under the Natuzzi Italia line.

Leather and Fabric Upholstered Furniture, Net Sales (in seats)

	2014		2013		2012
Americas(1)	842,263	50,7%	809,310	48.0%	832,977	49.6%
Natuzzi(2)	374,787	22.6%	425,502	25.2%	492,007	29,3%
Private label	467,476	28.1%	383,808	22.8%	340,970	20.3%
EMEA	644,681	38,8%	703,368	41.7%	685,771	40.8%
Natuzzi(2)	396,327	23.9%	430,367	25.5%	426,276	25,4%
Private label	248,354	14.9%	273,001	16.2%	259,495	15.4%
Asia-Pacific	175,351	10,5%	173,669	10.3%	162,023	9.6%
Natuzzi(2)	139,966	8.4%	143,548	8,5%	129,634	7,7%
Private label	35,385	2.1%	30,121	1.8%	32,389	1.9%

Total	1,662,295	100.0%	1,686,347	100.0%	1,680,770	100.0%

(1)	Includes the United States, Canada and Latin America (including Brazil) (collectively, the “Americas”).
(2)	Consistent with the Business Plan, the “Natuzzi” brand includes the Group’s three lines of product: Natuzzi Italia, Natuzzi Editions and Natuzzi Re-Vive. Figures for 2012 and 2013 have been reclassified accordingly.

Starting from the second half of 2014, upholstered net sales under the “Natuzzi” brand also includes net sales of beds sold under the Natuzzi Italia line.

1. The Americas.

In 2014, net sales of leather and fabric-upholstered furniture in the United States and the rest of the Americas (including Brazil) were €171.0 million, up 5.2% from €162.5 million, reported in 2013, and the number of seats sold increased by 4.1%, from 809,310 in 2013 to 842,263 in 2014.

The Group’s principal customers are major retailers. The Group advertises its products to retailers and, recently, to consumers in the United States, Canada, and Latin America (excluding Brazil) both directly and through the use of various marketing tools. The Group also relies on its network of sales representatives and on the furniture fairs held at its High Point, North Carolina offices each spring and fall to promote its products. The Group also takes part in the Las Vegas Furniture Fair.

The Group’s sales in the United States, Canada and Latin America (excluding Brazil) were handled by Natuzzi Americas until June 30, 2010. Starting July 1, 2010, as a part of a general reorganization of the Group’s commercial activities, world-wide third-party sales have been handled by the parent company, Natuzzi S.p.A.

Natuzzi Americas maintains offices in High Point, North Carolina, the heart of the most important furniture manufacturing and distribution region in the United States, and provides Natuzzi S.p.A with agency services. The staff at High Point provides customer service, trademarks and products promotions, credit collection assistance, and generally acts as the customers contact for the Group. As of March 31, 2015, the High Point North Carolina operation had 52 employees, including 25 independent sales representatives.

All of our commercial activities in Brazil are overseen from our Salvador de Bahia facility. The Group’s commercial structure in Brazil has been reinforced by an increase in personnel, from 12 representatives in 2012 to 19 as of the end of 2014. Sales in Brazil grew from €6.6 million in 2012 to €8.5 million in 2013 and €10.7 million in 2014. Nevertheless, Brazilian operations remain unprofitable, reflecting sales volumes that were inconsistent with our overall cost structure and production capacity in that market. In this regard, the Company has already begun targeted due diligence to quickly identify those measures that are necessary to eliminate losses in that country.

In July 2014, the Group reached an agreement to sell the Pojuca plant to a Brazilian company. In particular, a rental agreement with a sale-promise clause was signed, followed by a preliminary sale agreement signed in February 2015. The sale of such plant, for a total consideration of €5.0 million, is expected to be completed in 2015. In February 2015, the Group also received the first payment of €1.5 million.

In 2014, we opened 43 new Natuzzi Editions galleries in the Americas region (of which, 28 in Brazil, 11 in the U.S.A. and four in Canada), and two Natuzzi Italia galleries (one in the U.S.A. and one in Canada).

As noted above, in February 2014, we opened a new, directly-operated Natuzzi Italia flagship store in New York City on Madison Avenue, with the aim of anchoring the Group’s expansion in the New York-Connecticut-New Jersey Tristate area. We closed our New York City store located in Soho in June 2014. In addition, as of March 31, 2015, there were also 14 Natuzzi Italia single-brand stores operating in the Americas that are owned by local dealers (six in the United States, four in Mexico, and one each in Canada, Dominican Republic, Panama and Venezuela). Furthermore, as of the same date, there were seven Natuzzi Editions stores, all located in Brazil and two Italsofa single-brand stores (one each in Brazil and Venezuela).

2. EMEA

During 2014, the Group continued to consolidate its position in Western Europe, and increase its presence in Eastern Europe, the Middle East and Africa (collectively, “EMEA”), by investing in stores and galleries. Net sales of leather and fabric-upholstered furniture in EMEA (including Italy) decreased by 2.6% in 2014 to €184.8 million (from €189.7 million in 2013), with the number of seats sold decreasing by 8.3%, from 703,368 in 2013 to 644.681 in 2014.

2a) Italy. Since 1990, the Group has sold its upholstered products within Italy principally through the Divani & Divani by Natuzzi franchised network of furniture stores. As of March 31, 2015 there were 85 Divani & Divani by Natuzzi stores, and three Natuzzi Italia stores located in Italy. The Group directly owns 17 of these stores, including the three stores operating under the Natuzzi Italia name.

2b) Europe (Outside Italy). The Group expands into other European markets mainly through single-brand stores (local dealers, franchisees or directly operated stores). As of March 31, 2015, 75 single-brand stores were operating in Europe: 11 under the Divani & Divani by Natuzzi franchise brand, all located in Portugal; 64 were under the Natuzzi Italia name (11 in Spain, 10 in France, seven in Russia, six in Switzerland, five in the United Kingdom, four in each of Poland and the Czech Republic, three in Cyprus, two in each of Hungary and Ukraine, and one in each of Armenia, Bosnia, Croatia, Estonia, Germany, Latvia, Malta, Romania, Serbia and Slovenia), and one mono brand Natuzzi Re-vive store located in the United kingdom (Wales). Of these stores, 20 were directly owned by the Group as of March 31, 2015 and all were operated under the Natuzzi Italia name: 10 in Spain, six in Switzerland and four in the United Kingdom. Apart from the Natuzzi Italia stores, the Group also operates 10 concessions in the United Kingdom.

Given the size of the Russian market and its strategic relevance to the Group’s future growth, a local representative office was opened in Moscow in February 2010, with the aim of managing sales, marketing and customer service for Russia and the Ukraine, and to supervise the opening of new single-brand stores in the Russian market.

2c) Middle East & Africa. As of March 31, 2015, the Group had a total of 17 Natuzzi Italia stores in the Middle East & Africa region: five in Israel, three in Saudi Arabia, two each in Turkey and United Arab Emirates, and one each in Algeria, Côte d’Ivoire, Egypt, Lebanon and Qatar. In addition, seven single-brand stores under the Italsofa brand and one under the Natuzzi Editions brand were operating, all located in Israel.

In January 2012, following the worsening of the European Union’s diplomatic relations with Iran and Syria, the Company decided to cease all business relations with these two countries. No impairment issue arose following the interruption of business relations with those two countries.

Considering that the combined sales for Iran and Syria have never exceeded one-fifth of one-percent of Natuzzi total upholstery net sales, and that there were no sales in these countries in each of 2014 and 2013, our sales in and contacts with Iran and Syria are not a material part of our operations. Furthermore, our prior interests and activities in Iran or Syria are not a material investment risk, either from an economic, financial or reputational point of view.

The Group has not had, nor does it plan to have, any commercial contacts with the governments of Iran or Syria, or with entities controlled by such governments. To the best of Natuzzi’s knowledge, the Group was in business with independent Iranian dealers that were not controlled by, owned or otherwise related to the governments of Iran. The Group has never generated sales in Sudan or North Korea or Cuba.

3. Asia-Pacific Region.

In 2014, net sales of leather and fabric-upholstered furniture in the Asia-Pacific region increased by 5.3% to €53.3 million from €50.6 million in 2013, and the number of seats sold increased 1.0%, from 173,669 in 2013 to 175,351 in 2014.

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

As of March 31, 2015, 70 single-brand Natuzzi Italia stores were operating in the Asia-Pacific market: 42 in China, seven in India, six each in Australia and Taiwan, two each in South Korea and Vietnam, and one each in Indonesia, Malaysia, Philippines, Singapore and Thailand. In addition, as of the same date, the Group had 79 single-brand Leather Editions stores located in China (of which 16 were operated by the Group), three Natuzzi Re-vive stores (all located in China), and one Italsofa store located in India. The Group also maintains 38 galleries in the Asia-Pacific region, of which 13 are under the Natuzzi Italia name (eight located in Japan, two each in Thailand and India, and one in Singapore), 14 under the Italsofa name (seven located in India, six in Taiwan, and one in Japan), and 11 under the Natuzzi Editions name (eight located in India and three in Taiwan).

The Group is currently planning to further expand its presence in China, specifically with single-brand stores located in medium-sized cities across the country.

As part of the Business Plan, the Group has started to relabel the Leather Editions portfolio of products as Natuzzi Editions to capitalize on the strength of the Natuzzi name and streamline its offerings. Consequently, the Leather Editions stores, including those stores located in the Asia Pacific region, China in particular, will be gradually rebranded into Natuzzi Editions points of sales. The relabeling has already started.

The Group continues to search for opportunities for further investment in the Indian market. A local representative office was opened in New Delhi in the beginning of 2010 to manage sales, marketing and customer service and supervise the Natuzzi stores and Italsofa retail roll-out in the Indian market.

Customer Credit Management

The Group maintains an active credit management program. The Group evaluates the creditworthiness of its customers on a case-by-case basis according to each customer’s credit history and information available to the Group. Throughout the world, the Group utilizes “open terms” in 85% of its sales and obtains credit insurance for 60% of this amount; less than 11% of the Group’s sales are commonly made to customers on a “cash against documents” and “cash on delivery” basis; and lastly, about 4% of the Group’s sales are supported by a “letter of credit” or “payment in advance.”

Incentive Programs and Tax Benefits

Historically, the Group derived benefits from the Italian Government’s investment incentive program for under-industrialized regions in Southern Italy, which includes the area that serves as the center of the Group’s operations. The investment incentive program provides tax benefits, capital grants and subsidized loans. There can be no assurance that the Group will continue to be eligible for such grants, benefits or tax credits for its current or future investments in Italy.

In December 1996, the Company and the “Contract Planning Service” of the Italian Ministry of Industrial Activities signed a “Program Agreement” with respect to the “Natuzzi 2000 project.” In connection with this project, the Group prepared a multi-faceted program of industrial investments for the increase of the production capacity of leather and fabric upholstered furniture in the area close to its headquarters in Italy. According to this “Program Agreement,” the Company was required to make investments of €295.2 million and the Italian government was required to contribute €145.5 million in the form of capital grants. In 1997, the Company received, under the aforementioned project, capital grants of €24.2 million. During 2003, the Company revised its growth and production strategy due to strong competition from competitors in countries like China and Brazil. Therefore, as a consequence of this change in the economic environment, in 2003 the Company requested a revision to the original “Program Agreement” from the Italian Ministry of Industrial Activities as follows: reduction of the investment to be made from €295.2 million to €69.8 million, and reduction of the related capital grants from €145.5 million to €35.0 million. In April 2005, the Company received the final approval of the “Program Agreement” from the Italian Government confirming these revisions. In 2010, a committee appointed by the Ministry of Industrial Activities prepared the final technical report according to which the overall industrial investments acknowledged under the last version of the “Program Agreement” as agreed in 2005 changed from €69.8 million to the final amount of €66.0 million. Accordingly, the related total capital grants under the “Program Agreement” changed from €35.0 million to the final amount of €33.3 million. Therefore, the receivable for capital grants still due to the Company as of that time totaled €9.1 million. However, in 2010, the Ministry of Industrial Activities determined that the Company was entitled to a net receivable grant of only €7.1 million, claiming that interest in arrears of €1.8 million had accrued on capital grants paid in advance in 1997 for investments originally planned and subsequently not included in the final version of the “Program Agreement”, as agreed in 2005. The remaining part of the reduction of €0.2 million was attributable to fees owed to the Committee appointed by the Ministry.

On November 5, 2013, the Company and the Ministry of Economic Development reached an Agreement (Atto di Compensazione Volontaria) according to which the total amount of the capital grant under the “Program Agreement” was re-determined and set equal to €33.1 million (from €33.0 million) and the residual receivable for capital grants still due to the Company was equal to €4.8 million. The €4.8 million still due to the Company was thus composed of €33.1 million for the initial capital grant, adjusted to reflect €24.2 million that was already paid to the Company in 1997, €3.9 million for interest accrued on sums actually collected by the Company but for investments that were not approved, and €0.2 million for fees owed to the Committee appointed by the Ministry. As a consequence of the new amount to be collected, the Company has accrued €2.3 million as extraordinary contingent liabilities. The Company collected €4.8 million on October 14, 2014.

In 2006, the Company entered into an agreement with the Italian Ministry of Industrial Activities for the incentive program entitled “Integrated Package of Benefits—Innovation of the working national program ‘Developing Local Entrepreneurs’” for the creation of a centralized information system in Santeramo in Colle that will be utilized by all Natuzzi points-of-sale around the world. This agreement anticipated costs of €7.2 million and €1.9 million for the development and industrialization program, respectively. On March 20, 2006, the Italian Industrial Ministry issued a concession decree providing for a provisional grant to the Company of €2.8 million and a loan of €4.3 million, to be repaid at a rate of 0.74% over 10 years. Between December 2006 and September 2008, the Company provided the aforementioned Committee with the list of expenses to be recognized under this project and that have been incurred between July 2005 and November 2007 (date of completion of the program) totaling €10.8 million. In April 2009, the Italian Government provided, as advance payment, a €3.9 million subsidized loan and a €1.9 million operating subsidy to the Company. These payments were approved in 2010 by the Ministry Committee, and operating subsidies of €0.6 million and €0.2 million were paid in April 2012 and October 2013, respectively, as well as the residual subsidized loan amount of €0.4 million in October 2013. The Company is still awaiting receipt of €0.1 million of operating grants.

During 2008, the Italian Ministry of Industrial Activities approved a new incentive program, entitled “Made in Italy – Industry 2015.” The objective of this program is to facilitate the realization and development of new production technologies and services with high innovation value in order to stimulate awareness for products that are made in Italy. In December 2008, the Company submitted to the Italian Ministry of Industrial Activities its proposal, entitled “i-sofas.” The “i-sofas” program envisions a total investment of €3.9 million, up to €1.7 million of which may be contributed as a grant by the Italian Ministry of Industrial Activities. In October 2011, the Italian Ministry of Industrial Activities issued a concession decree reducing the total investment from €3.9 to €1.9 million and, accordingly, capital grants from up to €1.7 million to €0.7 million. No capital grant was collected in 2013. The Company collected €0.2 million of grants on April 1, 2014, and €0.1 million of grants on December 16, 2014. The program is still under revision by the Italian Ministry of Industrial Activities. The Company anticipates a possible final collection under this program of €0.2 million in the following months.

In April 2010, Natuzzi S.p.A., as the leader of a coalition of 19 institutions (including universities, research centers and other industrial companies), submitted to the Italian Ministry of Education, University and Research a project proposal entitled “Future Factory,” which hopes to be financed using National Operating Plan (Piano Operativo Nazionale) funds. This project concerns the research and development of technologies and advanced applications for the control, monitoring and management of industrial processes. This project anticipates an overall cost of €17.4 million, of which Natuzzi is supposed to bear €3.3 million (€2.6 million as industrial research-related costs, and €0.7 million as experimental activity-related costs). In March 2011, the Ministry informed the Company that it was included on a short list of companies being considered for the grant. In April 2012 the Ministry approved the Feasibility Study, but during 2013 and 2014 the Company did not receive an update from the Ministry. There can be no guarantee that the Company will receive the aforementioned grant from the Italian Government.

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

Trademarks and Patents

The Group’s products are sold under the Natuzzi, Leather Editions, Natuzzi Editions, Natuzzi Re-vive, Softaly and Italsofa trademarks. These trademarks and certain other trademarks, such as Divani & Divani by Natuzzi, have been registered in all jurisdictions in which the Group has a commercial interest, such as Italy, the European Union and elsewhere. In order to protect its investments in new product development, the Group has also undertaken the practice of registering certain new designs in most of the countries in which such designs are sold. The Group currently has more than 1,300 design patents and patents pending. Applications are made with respect to new product introductions that the Group believes will enjoy commercial success and have a high likelihood of being copied.

The Natuzzi Group has recently launched Re-vive®, an innovative armchair that was the result of a collaborative effort between Natuzzi’s Style Center and the Formway Design Studio of Wellington, New Zealand. The Re-vive recliner combines style and comfort, Italian artisan expertise and innovative New Zealand design. This innovative armchair is internationally protected by several patents covering both its shape and all of its components. In particular, the design patent was filed in 39 countries, while the mechanism patent was filed in 44 countries. Natuzzi has entered into a 20-year licensing agreement, signed in January 2011, with Formway that allows it to utilize the design and mechanisms developed for the Re-vive armchair in exchange for a licensing fee, payable in installments, and royalties representing a percentage of sales of the armchair.

As for the distribution of the products that are manufactured in the Group’s plants and identified under various names (Natuzzi Italia, Natuzzi Editions, Natuzzi Re-vive), the Group has in place with its customers (retailers and/or wholesalers) business agreements under the form of a sales license (product supply and brand usage license).

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

Environmental Regulatory Compliance

The Group, to the best of its knowledge, operates all of its facilities in compliance with all applicable laws and regulations.

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

Description of Properties

The location, approximate size and function of the principal physical properties used by the Group as of March 31, 2015 are set forth below:

Country	Location	Size (approximate square meters)	Function	Production Capacity per day	Unit of Measure
Italy	Santeramo in Colle (BA)	27,000	Headquarters, prototyping, showroom (Owned)	N.A.	N.A.
Italy	Santeramo in Colle (BA)	2,000	Experimental laboratory within the headquarters (Owned)	70	Seats
Italy	Santeramo in Colle, Iesce (BA)	28,000	Sewing and product assembly (Owned)	1,400	Seats
Italy	Matera La Martella	38,000	General warehouse of sofas and accessory furnishing (Owned)	N.A.	N.A.
Italy	Matera, Iesce	10,000	Leather cutting, Sewing, manufacturing of wooden parts for frame, product assembly (Owned)	200 / 500	Seats / Wooden Frames
Italy	Laterza (TA)	11,000	Leather cutting (Owned)	7,500	Square Meters
Italy	Laterza (TA)	13,000	Fabric and lining cutting, leather warehouse (Owned)	6,000	Linear Meters
Italy	Laterza (TA)	20,000	Accessory Furnishing Packaging and Warehouse (Owned)	N.A.	N.A.
Italy	Qualiano (NA)	12,000	Polyurethane foam production (Owned)	87	Tons
Italy	Pozzuolo del Friuli (UD)	21,000	Leather dyeing and finishing (Owned)	14,000	Square Meters
U.S.A.	High Point, North Carolina	10,000	Office and showroom for Natuzzi Americas (Owned)	N.A.	N.A.
Romania	Baia Mare	75,600	Leather cutting, sewing and product assembly, manufacturing of wooden frames, polyurethane foam shaping, fiberfill production and wood and wooden product manufacturing (Owned)	1,800	Seats
China	Shanghai	88,000	Leather cutting, sewing and product assembly, manufacturing of wooden frames, polyurethane foam shaping, fiberfill production (Leased)	3,000	Seats
Brazil	Salvador de Bahia – Bahia	28,700	Leather cutting, sewing and product assembly, manufacturing of wooden frames, polyurethane foam shaping, fiberfill production (Owned)	700	Seats

The Group believes that its production facilities are suitable for its production needs and are well maintained.

Capital Expenditures

The following table sets forth the Group’s capital expenditures for each year for the three-year period ended December 31, 2014:

	Year ending December 31, (millions of Euro)
	2014	2013	2012
Land and plants	0.0	0.1	0.1
Equipment	6.6	7.0	7.4
Intangible assets	0.0	1.1	0.3

Total	6.6	8.2	7.8

Capital expenditures during the last three years were primarily made to make improvements to property, plant and equipment, for the expansion of the Company’s retail network as well as for SAP implementation. In 2014, capital expenditures were primarily made to make improvements at the Group’s existing facilities, in particular in China and in Brazil, for the implementation of the moving line production process.

The Group expects that capital expenditures in 2015 will range from €9.5 million to €11.5 million, which is expected to be financed through the improved cash flow from operations and bank facilities. The Group plans to utilize such capital expenditures mainly to complete the lean production plan in its existing plants (in particular in Italy) and to carry on the updating and implementation of the SAP system.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the Group’s results of operations, liquidity and capital resources is based on information derived from the audited Consolidated Financial Statements and the notes thereto included in Item 18 of this Annual Report. These financial statements have been prepared in accordance with Italian GAAP, which differ in certain respects from U.S. GAAP. For a discussion of the principal differences between Italian GAAP and U.S. GAAP as they relate to the Group’s consolidated net losses and shareholders’ equity, see Note 31 to the Consolidated Financial Statements included in Item 18 of this Annual Report. All information that is not historical in nature and disclosed under “Item 5—Operating and Financial Review and Prospects” is deemed to be a forward-looking statement. See “Item 3. Key Information—Forward Looking Information.”

Critical Accounting Policies and estimates

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

The fair value analysis of each long-lived asset in use is unique and requires that management use estimates and assumptions that are deemed prudent and reasonable for a particular set of circumstances. Management believes that the estimates used in the analyses are reasonable; however, changes in estimates could affect the relevant valuations and the recoverability of the carrying values of the assets. The cash flows employed in our 2014 undiscounted and discounted cash flow analyses for impairment analysis of long lived assets in use were based on the Business Plan 2014-2016, adopted by the Board of Directors on February 28, 2014, as updated by management for the period 2015-2020 to reflect the roll-forward of the Plan in the next years.

While management believes its estimates are reasonable, many of these matters involve significant uncertainty, and actual results may differ from the estimates used. The key inputs and assumptions that were used in performing the 2014 impairment test for long-lived assets in use are as follows:

			Year Ended Dec. 31, 2014
Long lived assets (in use) located in	Cash flows	Net book value of the asset after impairment test (thousands of €)	G	WACC	Sales CAGR 2015-19
Italy (Production site)	Undiscounted	49,881	n/a	n/a	5%
Italy (Retail site)	Undiscounted + Third party independent appraisal	311	n/a	n/a	5%
Brazil (Production site)	Third-party independent appraisal	6,207	n/a	n/a	n/a
China (Production site)	Undiscounted	11,766	n/a	n/a	2%
U.K. (Retail site)	Discounted	159	0.5%	10%	5%
Total assets tested		68,324

n/a – Not Applicable

G – estimated long term growth rate from “Damodaran Online” at http://pages.stern.nyu.edu/~adamodar/

WACC – Weighted Average Cost of Capital

Sales CAGR – Sales Compound Annual Growth Rate

The fair value analysis of each long-lived asset not in use/to be disposed of is determined by means of third party independent appraisal. An impairment loss of €0.4 million was recognized in 2014 with respect to the Ginosa plant in Italy. Also, in 2013 the Company recorded and impairment loss on assets not in use of €0.4 million.

The compound annual growth rate for sales for Italian production sites is based on the five- year business plan.

The deterioration of the macroeconomic environment, retail industry and the deterioration of our performance, could affect our Italian production long lived assets. In performing the impairment analysis management has performed a sensitivity analysis, which results in an undiscounted cash flow exceeding the carrying amount of long lived assets with an adequate cushion.

During 2014 the Company performed an impairment review of its retail fixed assets: an impairment loss of €0.7 million was recorded for the assets related to retail stores in the UK. During 2013 the Company performed an impairment review of its retail fixed assets: an impairment loss of €0.7 million was recorded for the assets related to retail stores in Italy, an impairment loss of €0.6 million was recorded for the assets related to retail stores in Spain and an impairment loss of €0.8 million was recorded for the German retail assets. Also, in 2013 the company recorded an impairment loss of €6.0 million for a specific asset (airplane) and €0.4 million for plants not in use/to be disposed of. During 2012, the Company recorded an impairment loss of €0.9 million for the assets related to retail stores in Spain. During 2011 the Company recorded an impairment loss of €1.0 million for its Pojuca plant in Brazil. No impairment losses arose in 2010.

For a discussion of the differences between Italian GAAP and U.S. GAAP with respect to the above impairment analysis and the effect on net loss and shareholders’ equity as of December 31, 2014, please see Note 31(g) of the Consolidated Financial Statements included in item 18 of this Annual Report.

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

Under U.S. GAAP goodwill and intangible assets are not amortized but annually tested for impairment. At December 31, 2014, 2013 and 2012, the Company recorded an impairment loss for its goodwill and intangible assets of nil, nil, and €0.9 million respectively and the net book value of goodwill as of December 31, 2014 under Italian GAAP and U.S. GAAP was nil, respectively (see notes 12 and 31(d) of the Consolidated Financial Statements included in Item 18 of this Annual Report).

For a discussion of the differences between Italian GAAP and U.S. GAAP with respect to the above impairment analysis and the effect on net loss and shareholders’ equity as of December 31, 2014, please see Note 31(d) of the Consolidated Financial Statements included in Item 18 of this Annual Report.

Although management believes its estimates in relation to such impairments are reasonable, actual results may differ, and future downward revisions to management’s estimates, if any, may result in further charges in future periods.

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

In 2013 and 2014, because most of the Italian and foreign subsidiaries realized significant pre-tax losses and were in a cumulative loss position, management did not consider it reasonably certain that the deferred tax assets of those companies would be realized in the scheduled reversal periods (see Note 18 to the Consolidated Financial Statements included in Item 18 of this Annual Report). In making its determination that a valuation allowance was required, management considered the scheduled reversal of deferred tax liabilities and tax planning strategies but was unable to identify any relevant tax planning strategies available to reduce the need for a valuation allowance.

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

On October 10, 2013, shortly before the expiration of the 2011 agreement, the Company entered into the 2013 Italian Reorganization Agreement with local institutions, Italian trade unions, the Ministries of Economic Development and of Labor and Social Policy and the regions of Puglia and Basilicata governing the reorganization plan for the Group’s Italian operations. The plan contemplated by the 2013 Italian Reorganization Agreement anticipated future layoffs of 1,506 employees (instead of the 1,060 contemplated by the agreement signed in 2011). Due to the complexity of the measures envisioned by the plan and in order to better manage workforce reductions, the Company and the trade unions obtained a one-year extension of the Company’s participation in the CIGS program through October 15, 2014.

The Company anticipated making incentive payments to induce the voluntary resignation of up to 600 employees at the conclusion of the period covered by the CIGS program. As a result, in 2013, the Company increased the one-time termination benefits reserve (reflecting both voluntary payments and those that must be made under Italian law in the event of employee terminations) with an accrual of €19.9 million, which was recorded as a non-operating expense, under the line “Other Income/(Expense), Net.”

During 2014, the Company granted incentive payments to 429 workers, for an amount of €13.5 million, further to the individual agreements reached during the year. Also, the Company obtained a further one-year extension of its participation in the CIGs program (expiring on October 16, 2015) for 1,550 workers. In the meantime, negotiations started with social parties to obtain a solidarity agreement aimed to avoid layoffs by reducing the number of daily work hours for all employees, and reduce the labor and social contribution costs. The 2015 Italian Reorganization Agreement was finally signed on March 3, 2015 and refers to a total of 1,818 workers. Remaining redundant workers amount to 516. Based on the new estimate of the number of redundancies, no accrual was posted in 2014 to the one-termination benefit reserve, since the remaining provision has been deemed sufficient enough to cover the cost of future layoffs.

In accordance with Italian GAAP, the costs connected to one-time termination benefits were recognized in 2011 and 2013, due to the fact that in those years the Company formally decided to adopt the termination plans (which were approved by the Company’s board of directors) and was able to reasonably estimate the related one-time termination benefits. Under Italian GAAP, the communication or announcement to third parties of the plan of termination of workers is not relevant to the recognition of the cost for the termination benefits related to the terminated workers.

Although management believes its estimates of the one-time termination benefits are reasonable, different assumptions regarding the number of employees to be laid off, the outcome of the negotiations with the trade unions and the relevant Italian Ministries, and other factors, could lead to different conclusions, which could have a significant impact on the figures determined.

Under U.S. GAAP, considering the guidance of ASC 420, the one-time termination benefits have to be recorded in the consolidated statement of operations when the termination plan is communicated to the employees and meets all the criteria indicated in paragraph 420-10-25-4. The effects of this different accounting treatment are indicated in Note 31(f) of the Consolidated Financial Statements included in Item 18 of this Annual Report.

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

Revenue Recognition — Under Italian GAAP, the Group recognizes sales revenue, and accrues associated costs, at the time products are shipped from its manufacturing facilities located in Italy and abroad. A significant part of the products are shipped from factories directly to customers under sales terms such that ownership, and thus risk, is transferred to the customer when the customer takes possession of the goods. These sales terms are referred to as “delivered duty paid,” “delivered duty unpaid,” “delivered ex quay” and “delivered at customer factory.” Delivery to the customer generally occurs within one to six weeks from the time of shipment. The Group’s revenue recognition under Italian GAAP is at variance with U.S. GAAP. For a discussion of revenue recognition under U.S. GAAP, see Note 31(c) to the Consolidated Financial Statements included in Item 18 of this Annual Report.

Results of Operations

Summary — During 2014, the Company dedicated significant efforts and resources to the implementation of the Business Plan, approved by the Board of Directors on February 28, 2014, to reorganize its operations, and optimize and streamline processes to reduce costs and recover efficiency.

While most of the activities included in the Business Plan (namely, new brand and distribution strategy; product innovation; the controlling and reduction of fixed costs; rationalization of the Directly Operated Stores network; new commercial organization) have been carried out, as of the date of this Annual Report, substantially in line with the scheduled timing, the implementation of the industrial process innovation project included in the Business Plan has generated, during the first part of 2014, some unexpected difficulties, highlighting, therefore, the need for certain corrective measures within the Group’s industrial operations, which may result in a slower implementation of the Plan than originally envisaged.

The corrective measures introduced in the second half of 2014 as a means to recover efficiency in our industrial plants have allowed, indeed, the Group to gradually improve quarterly industrial margins during 2014, but not in a sufficient measure to return to profitability. In particular, the Group’s operating performance for 2014 was strongly affected mainly by the following events:

1. inefficiencies, as anticipated, experienced during the first part of 2014 within our Chinese plant following the introduction of radical changes to our manufacturing process. While these changes have led to steadily improving production trends through the first months of 2015, they contributed an additional €5.2 million in cost of sales for 2014. This was due to the adoption of what we believe were certain one-off extraordinary measures that were necessary in order to meet agreed delivery times and not compromise our customer service;

2. low productivity in our Italian plants, due to the staffing of workers on a rotational basis as required by the 2013 Italian Reorganization Agreement. In March 2015, we entered into the 2015 Italian Reorganization Agreement, which allows us, among others, to stabilize our Italian workforce, and that should result in improvements in productivity.

Due to the weak operating performance in 2014 (when compared against forecasts) and on the basis of the actions being undertaken, as envisaged in the Plan, during the second part of 2014 Natuzzi management prepared the 2015 budget, approved by the Board of Directors on December 19, 2014, that foresees a gradual reduction in the operating loss, as a consequence of the positive contribution from measures to improve efficiency, which have already been implemented, but not completed by December 31, 2014.

In 2014, the Group had net losses of €49.4 million (compared to a net loss of €68.6 million in 2013). Group net sales increased by 2.7%, from €449.1 million in 2013 to €461.4 million in 2014. Total upholstery net sales increased by 1.6% to €409.1 million due primarily to a positive contribution from sales-mix, a generalized increase in the price list in the second part of 2014 that more than offset the negative exchange rate fluctuations, and the 1.4% decrease in terms of seats sold, from 1,686,347 in 2013 to 1,662,295 in 2014. The increase in the “Other sales” item (+13.0%) relates to the sales of furnishings, polyurethane and other minor revenues.

In 2014, net sales of the “Natuzzi” branded products (which include the Group’s three lines of product: Natuzzi Italia, Natuzzi Editions and Natuzzi Re-Vive) decreased by 2.0%, from €292.8 million in 2013 to €287.0 million in 2014, with the number of seats sold decreasing by 8.8% to 911,080 as compared to 2013.

Net sales of private label products (including Softaly) increased by 11.1% to €122.2 million, with the number of seats sold increasing by 9.4% to 751,215. See “Item 4. Information on the Company—Markets” for tables setting forth the Group’s net leather- and fabric-upholstered furniture sales and seats sold, which are broken down by geographic market, for the years ended December 31, 2012, 2013 and 2014.

The overall Group performance in 2014 was strongly affected by the continuing poor trend in sales from Europe in particular, which suffered from weak household consumption, that were further burdened by austerity-driven policies in place in certain countries, but also by the continuation of the slowdown in some emerging economies.

The general recessionary climate that the Group has operated within over the past few years, especially in those markets that have historically been important to us, such as Europe, has had an adverse effect on consumers’ disposable incomes, which has also contributed to a change in consumer preferences towards products within the medium-to-lower end of the market. See “Item 4. Information on the Company—Markets”

The Group, during 2014, carried on with the innovation and cost controlling program as envisaged by the Group’s Transformation Plan, despite encountering delays in the original schedule, as previously described:

i)	the re-engineering of our best-selling models into a moving-line based design, was completed by the end of 2014: starting from the end of March 2015, 80% of the Group’s products can be manufactured through moving lines;

ii)	a significant reduction in the number of models and number of coverings, contributing to a reduction in the overall industrial complexity;

iii)	as for innovations in industrial processes, we have developed and tested in our experimental plant located in Matera a new integrated production cycle and production planning software. First tests results are very encouraging in terms of improved efficiency, reduction of workers not directly involved in production and a new labor organization;

iv)	the closure of underperforming stores (11 from January 2014 through the date of this Annual Report), with six more Directly Operated Stores planned for closure during the course of 2015;

v)	the creation of a centralized structure to oversee certain back-office activities and to right-size our trading subsidiaries abroad so to reduce costs;

vi)	a reduction in the managerial structure, particular in our headquarters.

In 2014 sales activity was characterized by a positive development in late spring, as a result of the overall review of our product collections and their presentations in the main world fairs (Milan, Guangzhou, High Point).

Overall order intake in 2014 was up +6.8% (€436.5 million in 2014 compared to €408.8 million in 2013), thanks to the renewed product collection. We have been able to consistently improve our average sell-in price in 2014 compared to 2013.

From a geographical standpoint, while the North American market showed positive sales growth, European sales continued to slowdown. Asia Pacific presented mixed results with positive and consistent growth in China, in part due to the opening of 49 new stores.

We expect the improving trend in our industrial operations that has started during the second part of 2014 to continue into 2015.

Specifically, the Group will continue to invest in product and process innovations according to “Lean Production” principles. In addition, we have nearly finished the review of our commercial organization in an effort to more effectively respond to market demands, with particular attention on fast-growing markets. The Company will also continue to further implement cost-saving measures aimed at lowering overhead costs and to develop our business relations with important customers by leveraging our capability in offering quality service and competitive products.

The following table sets forth certain statement of operations data expressed as a percentage of net sales for the years indicated:

	Year Ended December 31,
	2014	2013	2012
Net sales	100.0%	100.0%	100.0%
Cost of sales	72.2	70.7	66.9
Gross profit	27.8	29.3	33.1
Selling expenses	27.9	28.2	28.2
General and administrative expenses	7.9	8.3	8.5
Operating margin	(8.0)	(7.2)	(3.7)
Other income (expense), net	(2.3)	(7.1)	(1.0)
Income taxes	0.4	0.9	0.9
Net loss	(10.7)	(15.2)	(5.6)

2014 Compared to 2013

Total net sales for 2014, including sales of leather and fabric-upholstered furniture and other sales (principally sales of polyurethane foam and leather sold to third parties as well as of accessories), increased 2.7% to €461.4 million, as compared to €449.1 million in 2013.

Net sales for 2014 of leather and fabric-upholstered furniture increased 1.6% to €409.1 million, as compared to €402.8 million in 2013. The 1.6% increase was due principally to a generalized price-list increase in the second part of the year, a positive sales mix contribution, both more than offsetting a negative currency translation effect and a reduction in seats sold (from 1,686,347 in 2013 to 1,662,295 in 2014).

Net sales of Natuzzi branded products (which include sales of the Group’s three lines of product: Natuzzi Italia, Natuzzi Editions and Natuzzi Re-Vive) accounted for 70.1% of our total upholstery net sales in 2014 (as compared to 72.7% in 2013); net sales of the private label production accounted for 29.9% of our total upholstery net sales in 2014 (as compared to 27.3% in 2013). These trends reflect a shift, year-over-year, toward the lower end of our market segment of products.

Net sales for 2014 of leather-upholstered furniture decreased 2.0% to €374.4 million, as compared to €382.2 million in 2013, and net sales for 2014 of fabric-upholstered furniture increased 68.3% to €34.7 million, as compared to €20.6 million in 2013, reflecting a change in consumer preferences for lower-priced products and those with fabric (as opposed to leather) upholstery. We anticipate expanding the range of fabric-upholstered offerings, which were not over the past few years an area of strategic focus, under the Business Plan to reflect these trends.

According to a geographic breakdown in total upholstery net sales, in the Americas (Brazil included), 2014 net sales increased by 5.2% to €171.0 million, as compared to €162.5 million in 2013, and seats sold increased by 4.1% to 842,263, reflecting in particular the 21.1% increase for our medium-low segment Private label sales, that more than offset the 4.4% decrease in the Natuzzi branded products sales for that region.

In EMEA, net sales of upholstered furniture in 2014 decreased by 2.6% to €184.8 million, as compared to €189.7 million in 2013, due to a 2.3% decrease in Natuzzi branded offerings, and a 3.7% decrease in sales of our Private Label offerings. Seats sold in the region in 2014 decreased by 8.3% to 644,681 units.

In the Asia-Pacific region, net sales of upholstered furniture increased by 5.3% to €53.3 million, as compared to €50.6 million in 2013. Seats sold increased by 1.0% in that region to 175,351. This growth was mainly attributable to the Group’s expansion in the Chinese market, where we opened 36 new Natuzzi Editions stores, 10 new Natuzzi Italia stores and three Natuzzi Re-vive mono-brand stores during 2014.

According to a breakdown by brand, net sales for 2014 of the Natuzzi branded furniture decreased by 2.0% over 2013 to €287.0 million, and the number of seats sold decreased by 8.8% to 911,080. Net sales of private label products in 2014 increased by 11.1% over 2013 to €122.2 million and the number of seats sold increased by 9.4% to 751,215.

In 2014, total seats sold decreased by 1.4% to 1,662,295 from 1,686,347 units sold in 2013.

See “Item 4. Information on the Company—Markets” for tables setting forth the Group’s net leather- and fabric-upholstered furniture sales and seats sold, which are broken down by geographic market, for the years ended December 31, 2012, 2013 and 2014.

The following provides a more detailed country-by-country examination of the changes in volumes in our principal markets, according to the Group’s main sales categories:

• Natuzzi. In terms of seats sold under the Natuzzi brand, the Group recorded positive results in Italy (+5.8%), China (+30.6%), Spain (+10.2%), Israel (+15.2%), Ireland (+12.3%), United Arab Emirates (+6.2%); Switzerland (+9.4%), Lebanon (+23.3%), Singapore (+54.8%). Negative results were reported in the United States (-5.9%), Canada (-14.8%), United Kingdom (-4.7%), Germany (-17.3%), Australia (-15.1%), South Korea (-1.0%), Belgium (-14.2%), Japan (-23.5%), France (-45.4%), Brazil (-11.4%), Russia (-26.3%), Mexico (-30.6%), Taiwan (-6.8%).

• Private label production. In 2014 the Group reported positive results in the United States (+20.2%), Canada (+29.7%), United Kingdom (+47.0%), Brazil (+29.6%), Japan (+174.4%), Italy (+53.1%), Israel (+25.3%), Finland (+24.9%), Russia (+90.1%), Mexico (+141.6%), Romania (+49.7%). Negative results we reported in France (-4.6%), Germany (-29.2%), Switzerland (-43.4%), Belgium (-6.0%), China (-27.9%), Austria (-6.1%), Sweden (-32.8%), United Arab Emirates (-3.2%), Spain (-49.5%), The Netherlands (-34.3%).

Other Net Sales, principally sales of polyurethane foam and leather sold to third parties, as well as of accessories and other revenues, increased by 13.0% to €52.3 million, as compared to €46.3 million in 2013. The 13.0% increase was mainly due to revenues such as sales of raw materials, VAT incentives achieved in Brazil, and other minor revenues.

Cost of Sales in 2014 increased by 5.0% to €333.2 million (representing 72.2% of net sales), as compared to €317.3 million (or 70.7% of net sales) in 2013. In particular, consumption costs (defined as purchases plus beginning stock minus final stock and plus leather processing) increased as a percentage of total net sales, passing from 46.4% in 2013 to 47.2% in 2014. This increase was mainly due to higher leather prices we suffered in 2014 (approximately 11% price increase compared to 2013) partially offset by the generalized pricelist increase in sofas products achieved in the second part of 2014, and by the positive impact of efficiency measures that have been introduced in 2014, including better management of outsourced materials and components. In addition cost of sales was negatively affected by higher transformation costs because of the following events occurred in 2014:

•	inefficiencies experienced during the first part of 2014 within our Chinese plant following the introduction of radical changes to our manufacturing process. As a consequence we were obliged to adopt one-off extraordinary measures that were necessary in order to meet agreed delivery times and not compromise our customer service;

•	low productivity in our Italian plants, due to the staffing of workers on a rotational basis as required by the 2013 Italian Reorganization Agreement.

Gross Profit. The Group’s gross profit in 2014 amounted to €128.2 million (27.8% of net sales), as compared to €131.8 million in 2013 (29.3% of net sales) as a result of the factors described above.

Selling Expenses increased in 2014 to €128.9 million (27.9% of net sales), as compared to €126.6 million in 2013 (28.2% of net sales). The increase was mainly due higher advertising costs and wages costs partially offset by saving from the closure of 10 DOS in 2014 (in addition to one store having been closed in September 2013).

General and Administrative Expenses. In 2014, the Group’s general and administrative expenses decreased by €1.2 million to €36.3 million, from €37.5 million in 2013, and, as a percentage of net sales, from 8.4% in 2013 to 7.9% in 2014, due to cost control measures implemented in 2014.

Operating Income (Loss). As a result of the factors described above, in 2014 the Group had an operating loss of €37.0 million, compared to an operating loss of €32.3 million in 2013.

Other Income (expenses), net. The Group registered “Other expense, net,” of €10.6 million in 2014 as compared to “Other expense, net,” of €31.9 million in 2013. The change against 2013 is primarily due to the accrual for one-time termination benefit posted in 2013 of €19.9 million.

Net interest expense, included in other expense, net, in 2014 was €1.9 million, as compared to net expenses of €0.5 million in 2013. See Note 28 to the Consolidated Financial Statements included in Item 18 of this Annual Report.

The Group recorded a €2.4 million foreign-exchange net loss in 2014 (included in other income (expense), net), as compared to a net loss of €2.9 million in 2013. The foreign exchange loss in 2014 primarily reflected the following factors:

•	a net realized loss of €0.3 million in 2014 (as compared to a net realized gain of €2.1 million in 2013) on domestic currency swaps due to the difference between the forward rates of the domestic currency swaps and the spot rates at which the domestic currency swaps were closed (the Group uses forward rate contracts to hedge its price risks against unfavorable exchange rate variations);

•	a net realized loss of €0.3 million in 2014 (compared to a loss of €2.6 million in 2013), from the difference between invoice exchange rates and collection/payment exchange rates;

•	a net unrealized loss of €1.5 million in 2014 (compared to an unrealized loss of €2.9 million in 2013) on accounts receivable and payable; and

•	a net unrealized loss of €0.3 million in 2014 (compared to an unrealized gain of €0.5 million in 2013), from the mark-to-market evaluation of domestic currency swaps.

The Group does not use hedge accounting and records all fair value changes of its domestic currency swaps in its statement of operations. See Note 28 to the Consolidated Financial Statements included in Item 18 of this Annual Report.

The Group recorded expenses of €6.3 million during 2014 that were recorded under “Other, net,” compared to “Other, net” of €28.5 million reported in 2013. The €6.3 million under “Other, net” mainly reflected the following factors:

•	€2.6 million related to the impairment of long-lived assets and non-current investments;

•	€0.9 million accrual for one-time employee termination benefits granted to laid off employees of some subsidiaries, for which no provision had been posted in previous years;

•	€2.8 million mainly related to contingent liabilities with our customers and the disposal of assets.

As previously described, the caption included in 2013 the accrual for one-time termination benefit of €19,9 million.

Income Taxes. In 2014, the Group had an effective tax rate of 3.8% on its losses before taxes and non-controlling interests, compared to the Group’s effective tax rate of 6.4% reported in 2013.

For the Group’s Italian companies the effective tax rate (i.e., the obligation to accrue taxes despite reporting a loss before taxes) was, in part, due to the regional tax known as “IRAP” (Imposta Regionale sulle Attività Produttive; see Note 18 to the Consolidated Financial Statements included in Item 18 of this Annual Report). This regional tax is generally levied on the gross profits determined as the difference between gross revenue (excluding interest and dividend income) and direct production costs (excluding labor costs, interest expenses and other financial costs). As a consequence, even if an Italian company reports a pre-tax loss, it could still be subject to this regional tax. In 2014, some Italian companies within the Group reported losses but had to pay IRAP.

As in 2014, because most of the Italian and foreign subsidiaries realized significant pre-tax losses and were in a cumulative loss position, management did not consider it reasonably certain that the deferred tax assets of those companies would be realized in the scheduled reversal periods (see Note 18 to the Consolidated Financial Statements included in Item 18 of this Annual Report).

Net Loss. Reflecting the factors above, the Group reported a net loss of €49.4 million in 2014, as compared to a net loss of €68.6 million in 2013. On a per-Ordinary Share, or per-ADS basis, the Group had net losses of €0.9 in 2014, as compared to net losses of €1.25 in 2013.

As disclosed in Note 31 to the Consolidated Financial Statements included in Item 18 of this Annual Report, established accounting principles in Italy vary in certain significant respects from generally accepted accounting principles in the United States. Under U.S. GAAP, the Group would have had net losses of €46.0 million and €62.0 million in 2014 and 2013, respectively, compared to net losses of €49.4 million and €68.6 million in 2014 and 2013, respectively under Italian GAAP.

2013 Compared to 2012

Total net sales for 2013, including sales of leather- and fabric-upholstered furniture and other sales (principally sales of polyurethane foam and leather sold to third parties as well as of accessories), decreased 4.2% to €449.1 million, as compared to €468.8 million in 2012.

Net sales for 2013 of leather- and fabric-upholstered furniture decreased 1.6% to €402.8 million, as compared to €409.4 million in 2012. The 1.6% decrease was due principally to the general strengthening of the Euro versus major currencies, such as the United States Dollar, Canadian Dollar, British Pound, Japanese Yen, Australian Dollar, and Brazilian Reais (for an overall contribution of -3.0% on sales), partially offset by an increase of seats sold (+0.3% over 2012) and unit prices.

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

Net sales for 2013 of leather-upholstered furniture decreased by 1.9% to €382.2 million, as compared to €389.8 million in 2012, and net sales for 2013 of fabric-upholstered furniture increased by 5.1% to €20.6 million, as compared to €19.6 million in 2012, reflecting a change in consumer preferences for lower-priced products and those with fabric (as opposed to leather) upholstery.

According to a geographic breakdown of total upholstery net sales, in the Americas (Brazil excluded), net sales in 2013 decreased by 5.7% to €154.0 million, as compared to €163.3 million in 2012, and seats sold decreased by 4.0% to 768,038. This decline in sales reflects a shift within the middle of the market toward private label sales, and a decline mainly in purchases of Natuzzi Editions products.

In Brazil, total upholstery net sales increased by 30.1% to €8.5 million, and the number of seats sold increased by 26.5% to 41,272 units, reflecting increased sales and marketing activity by our Brazil commercial office and an improvement in the sales mix.

In EMEA, net sales of upholstered furniture in 2013 decreased by 2.0% to €189.7 million, as compared to €193.6 million in 2012, due primarily to a decrease of 5.5% in Natuzzi Italia branded offerings, which was partially offset by an increase of 3.1% in sales of our private label offerings, while sales for the Natuzzi Editions/Leather Editions brands were essentially flat year over year. Seats sold in the region in 2013 increased by 2.6% to 703,368 units, although these trends reflected a shift toward lower-priced models.

In the Asia-Pacific region, net sales of upholstered furniture increased 10.3% to €50.6 million, as compared to €45.9 million in 2012. Seats sold increased by 7.2% in that region to 173,669. This growth was mainly attributable to the Group’s expansion in the Chinese market, where we opened 22 new Leather Editions and five new Natuzzi Italia stores during 2013.

According to a breakdown by brand, net sales for 2013 of the Natuzzi Italia branded furniture decreased 4.1% over 2012 to €132.1 million, and the number of seats sold increased by 2.5%. Net sales of Natuzzi Editions/Leather Editions decreased by 3.8% to €160.7 million over 2012, and the number of seats sold decreased by 7.7%. Net sales of the private label production increased by 5.2% over 2012 to €110.0 million and the number of seats sold increased by 8.5% to 686,930.

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

Cost of Sales in 2013 increased by 1.1% to €317.3 million (representing 70.7% of net sales), as compared to €313.8 million (or 66.9% of net sales) in 2012. In particular, consumption costs (defined as purchases plus beginning stock minus final stock and plus leather processing) increased as a percentage of total net sales, from 44.6% in 2012 to 46.4% in 2013. These increases were mainly due to a different sales mix (more private label products sold), higher raw material costs and higher production costs, deriving from a lower level of productivity, especially in the Group’s Italian plants. In addition, we experienced six days of labor strikes in June and July 2013, and a slowdown campaign by Italian labor from July through September 2013 in reaction to the announcement of the reorganization of the Group’s Italian operations on July 1, 2013. These negative trends were partially offset by the positive impact of efficiency measures that have been introduced, including better management of outsourced materials and components. Transformation costs (defined as manufacturing labor costs and industrial costs) increased slightly from 22.4% in 2012 to 23.8% in 2013 mainly because of a negative sales mix and increased costs of labor in China and Romania.

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

Net interest expense, included in other expense, net, in 2013 was €0.5 million, as compared to net expenses of €0.2 million in 2012. See Note 28 to the Consolidated Financial Statements included in Item 18 of this Annual Report.

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

The Group does not use hedge accounting and records all fair value changes of its domestic currency swaps in its statement of operations. See Note 28 to the Consolidated Financial Statements included in Item 18 of this Annual Report.

The Group recorded expenses of €28.5 million during 2013 that were recorded under “Other expenses, net,” compared to “Other expenses, net” of €1.9 million reported in 2012. The €28.5 million under “Other expenses, net” mainly reflected the following factors:

•	€1.4 million of other provisions for contingent liabilities mainly related to claims and legal actions;

•	€8.5 million related to the impairment of long-lived assets;

•	€19.9 million accrual for one-time employee termination benefits;

•	€8.7 million as extraordinary gain on fixed asset disposal and related to the second supplementary agreement that was signed between the Company and the Shanghai Municipality, pursuant to which the Company obtained the reimbursement of taxes due on relocation compensation; and

•	€6.1 million as other expenses, net, of which €2.3 million consists of extraordinary contingent liabilities related to the partial write-off of certain government capital grants receivables and €1.7 million of extraordinary costs related to the restructuring of the Group.

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

As in 2012, because most of the Italian and foreign subsidiaries realized significant pre-tax losses and were in a cumulative loss position, management did not consider it reasonably certain that the deferred tax assets of those companies would be realized in the scheduled reversal periods (see Note 18 to the Consolidated Financial Statements included in Item 18 of this Annual Report).

Net Loss. Reflecting the factors above, the Group reported a net loss of €68.6 million in 2013, as compared to a net loss of €26.1 million in 2012. On a per-Ordinary Share, or per-ADS basis, the Group had net losses of €1.25 in 2013, as compared to net losses of €0.48 in 2012.

As disclosed in Note 31 to the Consolidated Financial Statements included in Item 18 of this Annual Report, established accounting principles in Italy vary in certain significant respects from generally accepted accounting principles in the United States. Under U.S. GAAP, the Group would have had net losses of €62.0 million and €29.5 million in 2013 and 2012, respectively, compared to net losses of €68.6 million and €26.1 million in 2013 and 2012, respectively under Italian GAAP.

Liquidity and Capital Resources

In the ordinary course of business, our principal uses of funds are for the payment of operating expenses, working capital requirements, capital expenditures. The Group’s principal source of liquidity has historically been its existing cash and cash equivalents and cash flow from operations, supplemented to the extent needed to meet the Group’s short term cash requirements by accessing the Group’s existing lines of credit.

During 2014, the Group experienced some operating difficulties in the implementation of the Group Business Plan. The Business Plan foresees, in its main guidelines, product innovation initiatives, with the introduction of the “moving line” production system in Group plants and subsequent re-engineering of existing models, and a sharp decrease in fixed and production costs. See “Item 3. Key Information – Risk Factors – The Group has a recent history of losses; the Group’s future profitability, financial condition and ability to maintain adequate levels of liquidity depend to a large extent on its ability to overcome macroeconomic and operational challenges,” “Item 3. Key Information – Risk Factors – The Group’s ability to generate the significant amount of cash needed to service our debt obligations and comply with our other financial obligations and our ability to refinance all or a portion of our indebtedness or obtain additional financing depends on multiple factors, many of which may be beyond our control”.

The operating difficulties connected to the implementation of the “moving line” caused certain delays and inefficiencies, and, consequently, Group’s weak economic performance, with associated higher than usual absorption in operating cash flows. Furthermore, following the start of the reorganization of the Italian operations, the Company incurred significant financial disbursements connected to the incentive payments set forth by the agreements signed with the trade unions and relevant Italian Ministries in October 2013. This caused a short postponement in paying employee salaries for work performed in December 2014 and social contributions for November and December 2014.

In light of the above, during the second part of 2014 Natuzzi management prepared the 2015 budget, approved by the Board of Directors on December 19, 2014, that foresees a gradual reduction in the operating loss, as a consequence of the positive contribution from corrective measures to improve efficiency, which have already been implemented, but not completed by December 31, 2014. The 2015 budget also foresees a higher level of net indebtedness to be funded mainly by existing bank credit lines.

The Group’s management has been working on the update of the Business plan, to be formally presented to the Board of Directors in the following months, reflecting the gradual profitability recover and achievement of the economic and financial equilibrium in the medium term.

As of December 31, 2014, the Group had cash and cash equivalents on hand of €32.8 million, and unsecured lines of credit for cash disbursements totaling €46.9 million (€47.0 million as of December 31, 2013). The Group uses these lines of credit to manage its short-term liquidity needs. The unused portions of these lines of credit amounted to approximately €0.2 million (see Note 15 to the Consolidated Financial Statements included in Item 18 of this Annual Report) as of December 31, 2014. At December 31, 2014, we had €20.8 million in bank overdrafts outstanding. Amounts borrowed by the Group under these credit facilities are not subject to any restrictions on their use, but are repayable either on demand (for bank overdrafts) or on a short-term basis (for other bank borrowings under existing credit lines). In March 2015, €20.0 million of such bank overdrafts were renewed. Given their nature, these lines of credit may be terminated by the banks at any time. If these lines of credit are terminated on short notice, we would need to find alternative sources of liquidity or refinance these amounts on short notice, which could be difficult to do on favorable terms. See “Item 3 – Key Information – Risk Factors.” The Group’s borrowing needs generally are not subject to significant seasonal fluctuations.

Although we had €32.8 million in cash and cash equivalents on hand at December 31, 2014, €18.9 million of this amount are located in our Chinese subsidiaries, and could not be available in timely terms. To the extent management intends to move the cash from China by a dividend distribution, a withholding tax of 10% and the income taxes in Italy (equal to 27.5% of 5% of the dividends distributed) would have to be paid. Tax liabilities that would result from repatriation of cash from China have been recorded in the financial statements.

Management believes that the Group has sufficient sources of liquidity to fund working capital expenditures and other contractual obligations for the next 12 months. If necessary, certain changes to the Group’s plans to raise liquidity could be met in the near term through:

•	a trade receivables securitization agreement, which we expect to finalize for an expected amount of Euro 35 million;

•	additional long-term loans currently being negotiated;

•	extraordinary disposal of assets.

In light of the downturn of the global economy and the continuing uncertainty about these conditions in the foreseeable future, we are focused on effective cash management, controlling costs, and preserving cash in order to continue to make necessary capital expenditures.

Cash Flows—The Group’s cash and cash equivalents were €32.8 million as of December 31, 2014 as compared to €61.0 million as of December 31, 2013. The most significant changes in the Group’s cash flows between 2014 and 2013 are described below.

Net Cash used by operating activities was -€37.2 million in 2014 (of which -€13.5 million was related to the lay-off of 429 Italian workers), as compared to net cash used in operations of -€2.2 million in 2013.

As at December 31, 2014, we had an extraordinary increase in inventory levels of €11.2 million compared with December 31, 2013, due mostly to allow our facilities to speed up on production in order to meet agreed delivery times and not compromise our customer service. The result was the achievement of the maximum level of turnover in the last quarter of 2014. The inventory level is gradually slowing down. For the reasons reported above receivables increased by €20.5 million compared to December 31, 2013. These negative effects were offset by a positive contribution to operating cash flow derived from the more efficient management of payables and from the collection of other receivables, such as the utilization of the receivable from Italian National Institute for Social Security that was offset by €13.9 million during 2014 against the payment of taxes and social contributions.

Net cash by investment activities in 2014 was +€5.8 million compared to net cash used for -€8.2 million in 2013. In 2014 cash used for investment was €6.6 million (compared to €7.1 million in 2013) and cash provided by disposal was 6.8 million (due mainly to the sale of our aircraft) as compared to €0.2 million in 2013. Moreover, in 2014 we realized a cash-in of €5.2 million as capital grants connected with the project “Natuzzi 2000” for the investments made in the period 1993-2000 (Please see Item 4 –Incentive Programs and Tax benefits).

In 2014, capital expenditures were primarily made to make improvements at the Group’s existing facilities, in particular in China and in Brazil, in connection with the implementation of the moving line production process.

Cash used by financing activities in 2014 totaled -€2.5 million, as compared to -€5.2 million of cash used by financing activities in 2013; this change is mainly due to a decrease in short term borrowings offset by a new loan of €5.0 million received in 2014.

Management believes that the Group has sufficient sources of liquidity to fund working capital expenditures and other contractual obligations for the next 12 months. The Group’s principal source of liquidity is its existing cash and cash equivalents, supplemented to the extent needed to meet the Group’s short term cash requirements by accessing the Group’s existing lines of credit. The Group has the ability to renew the various lines of credit available; in fact, as indicated previously, in March 2015 €20.0 million of expiring bank overdrafts were renewed. Moreover, management highlights that the Group’s cash liquidity is sufficient for its normal course of business, even if a significant portion of the cash is in China and, in that management decides to move this cash from China by means of a dividend distribution, a withholding tax of 10% has to be paid, according to the Chinese law currently in force, in addition to income taxes in Italy (equal to 27.5% of 5% of the distributed dividends). Tax liabilities that would result from repatriation of cash from China have been recorded in the financial statements.

As of December 31, 2014, the Group’s long-term contractual cash obligations amounted to €105.7 million, of which €38.3 million comes due in 2015. See “Item 5. Operating and Financial Review and Prospects — Contractual Obligations and Commitments.” The Group’s long-term debt represented than 5.3% of shareholders’ equity as of December 31, 2014 (3.6% as of December 31, 2013) (see Note 20 to the Consolidated Financial Statements included in Item 18 of this Annual Report). As of December 31, 2014 and 2013 there were no covenants on the above long-term debt. The Group’s principal uses of funds are expected to be the payment of operating expenses, working capital requirements, capital expenditures and restructuring of operations. See “Item 4. Products” for further description of our research and development activities. See “Item 4. Incentive Programs and Tax Benefits” for further description of certain government programs and policies related to our operations. See “Item 4. Capital expenditure” for further description of our capital expenditures.

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

As of December 31, 2014, the Group’s long-term debt consisted of €9.3 million (including €3.1 million of the current portion of such debt) outstanding under subsidized loans granted by the Italian government (see “Item 4. Incentive Programs and Tax Benefits”) and its short-term debt consisted of €20.7 million outstanding under its existing lines of credit, comprised entirely of bank overdrafts. This compares to €25.0 million of short-term debt as of December 31, 2013. In March 2015 €20.0 million of expiring bank overdrafts were renewed.

As of December 31, 2014, all of the Group’s long-term debt and short-term debt were denominated in euro. For the maturity profile of the Group’s long-term debt, please consult the table labeled “Contractual Obligations” below. Short-term overdrafts are payable on demand. Other bank borrowings under existing lines of credit have other short-term maturities. 53.7% of the group’s long-term debt bears interest at a 6-months Euribor (360) plus a 3.9% spread, 20.9% of the group’s long-term debt bears interest at 3-months Euribor (360) plus a 1.0% spread, with 22.1% of its long-term debt bearing interest at 0.74% per annum and 3.2% of its long-term debt bearing interest at 2.25% per annum. The Group’s short-term debt bears interest at floating rates, with a weighted average interest rate per annum of 4.50% on the Group’s overdraft borrowing as of December 31, 2014, compared to 3.89% as of December 31, 2013. The Group does not have outstanding any other debt instruments, except that it has into entered derivative instruments to reduce its exposure to the risk of short-term declines in the value of its foreign currency denominated revenues and not for speculative or trading purposes. For additional information on these derivative instruments, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Exchange Rate Risks.”

The Group maintains cash and cash equivalents in the currencies in which it conducts its operations, principally Chinese Yuan, U.S. dollars, euro, New Romanian Leu, British pounds and Canadian dollars.

The following table sets forth the material contractual obligations and commercial commitments of the Group (of the type required to be disclosed pursuant to Item 5F of Form 20-F) as of December 31, 2014:

	Payments Due by Period (thousands of euro)
Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	After 5 years
Long-term debt	9,303	3,141	3,456	2,706	—
Bank overdrafts	20,708	20,708	—	—	—
Total Debt(1)	30,011	23,849	3,456	2,706	—
Interest due on Total Debt (2)	1,669	1,119	294	256	—
Operating Leases (3)	74,015	13,329	25,893	26,222	8,571
Total Contractual Cash Obligations	105,695	38,297	29,643	29,184	8,571

(1)	Please see Note 20 to the Consolidated Financial Statements included in Item 18 of this Annual Report for more information on the Group’s long-term debt. See Notes 15 and 20 of the Consolidated Financial Statements included in Item 18 of this Annual Report on Form 20-F.
(2)	Interest due on Total debt has been calculated using rates contractually agreed with lenders.
(3)	The leases relate to the leasing of manufacturing facilities and stores by several of the Group’s companies.

Under Italian law, the Company and its Italian subsidiaries are required to pay a termination indemnity to their employees when these cease their employment with the Company or the relevant subsidiary. Likewise, the Company and its Italian subsidiaries are required to pay an indemnity to their sales agents upon termination of the sales agent’s agreement. As of December 31, 2014, the Group had accrued an aggregate employee termination indemnity of €20.9 million. In addition, as of December 31, 2014, the Company had accrued an aggregate sales agent termination indemnity of €1.1 million and a one-time termination indemnity benefit of €11.2 million. The one-time termination benefit includes the amount to be paid on the separation date to certain workers to be terminated on an involuntary basis. See Notes 3(o) and 21 of the Consolidated Financial Statements included in Item 18 of this Annual Report. These amounts are not reflected in the table above. It is not possible to determine when the amounts that have been accrued will become payable.

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

On October 10, 2013, shortly before the expiration of the 2011 agreement, the Company entered into the 2013 Italian Reorganization Agreement with local institutions, Italian trade unions, the Ministries of Economic Development and of Labor and Social Policy and the regions of Puglia and Basilicata governing the reorganization plan for the Group’s Italian operations. The plan contemplated by the 2013 Italian Reorganization Agreement anticipated future layoffs of 1,506 employees (instead of the 1,060 contemplated by the agreement signed in 2011). Due to the complexity of the measures envisioned by the plan and in order to better manage workforce reductions, the Company and the trade unions obtained a one-year extension of the Company’s participation in the CIGS through October 15, 2014. The Company anticipated making incentive payments to induce the voluntary resignation of up to 600 employees at the conclusion of the period covered by the CIGS program. As a result, in 2013, the Company increased the one-time termination benefits reserve with an accrual of €19.9 million, which was recorded as a non-operating expense, under the line “Other Income/(Expense), Net”. During 2014, the Company granted incentive payments to 429 workers, for an amount of €13.5 million, further to the individual agreements reached during the year. Also, the Company obtained a further one-year extension of its participation in the CIGs program (expiring on October 16, 2015) for 1,550 workers. In the meantime, negotiations started with social parties to obtain a Solidarity agreement aimed to avoid layoffs by reducing the number of daily work hours for all employees, and reduce the labor and social contribution costs. The 2015 Italian Reorganization Agreement was finally signed on March 3, 2015 and refers to a total of 1,818 workers. Remaining redundant workers amount to 516. Based on the new estimate of the number of redundancies, no accrual was posted in 2014 to the one-termination benefit reserve, since the remaining provision has been deemed sufficient enough to cover the cost of future layoffs. Please See Notes 3(o) and 21 of the Consolidated Financial Statements included in Item 18 of this Annual Report.

The Group is also involved in a number of claims (including tax claims) and legal actions arising in the ordinary course of business. As of December 31, 2014, the Group had accrued provisions relating to these contingent liabilities in the amount of €7.0 million. See “Item 8. Financial Information—Legal and Governmental Proceedings” and Notes 21 and 28 to the Consolidated Financial Statements included in Item 18 of this Annual Report.

Trend information

Prospects for the world economy still remain uncertain in the short and medium term, particularly owing to persistent difficulties in the Euro area (general weakness in the job market, ongoing vulnerability in the real-estate sector, a decreasing level of savings among families, high levels of public indebtedness in most developed countries, political instability in Greece, austerity measures designed to reduce public expenditures and consequent decreased consumer spending), the protraction of the slowdown in China, and the sharp economic downturn in Russia. Furthermore, a resurgence of the sovereign debt crisis in Europe could diminish the banking industry’s ability to lend to the real economy, thus setting in motion a negative spiral of declining production, higher unemployment and a weakening financial sector.

The drastic fall in oil prices, together with overall low interest rates in the Euro area (reflecting weak growth momentum and subdued inflation dynamics), may help to sustain growth in the medium term.

The order flow for the first 14 weeks of 2015 (week ended on April 3, 2015) was up 4.1% under current foreign exchange rates over the same comparable period last year, with different dynamics across the regions.

The Asia Pacific region reported double digit growth in terms of order flow, both for Private Label products and Natuzzi branded products (the latter also supported by retail penetration in China through the opening of new Natuzzi Editions stores).

The East Europe region was up 6.5% as compared to the first 14 weeks of 2014, notwithstanding the deterioration in relations between Russia and Ukraine and the depreciation of the Ruble against the Euro, which has rendered our made-in-Italy products less competitive in that region.

The domestic market, Italy, was down 4.0%, mainly due to the closure of one directly operated store in March of last year and the strategic decision to close four more Directly Operated Stores during the course of 2015.

Our Western Europe region showed a 3.8% increase in order flow compared to first 14 weeks of 2014, notwithstanding the persistent economic stagnation and fragile consumption still impacting certain mature European countries, and the Group’s strategic decision to rationalize its distribution network, which includes the closure of 12 Directly Operated Stores (from September 30, 2013 through the date of this Annual report), including the concession within the Harrods department store in London, United Kingdom.

Despite the appreciation of the U.S. dollar against the Euro, order flow in the first 14 weeks of 2015 in the North America region is substantially in line with order flow in the first 14 weeks of 2014, partly due to overstocking by most of our main customers in the North America region at the end of 2014 and to adverse weather conditions in the Northeast, which had a negative impact on consumer traffic and thus sales performance.

The order flow for the Middle East-Africa-India region is down 16.4% against the first 14 weeks of 2014 as a consequence of our customers’ inventory management policies. Typically, our regional dealers make large-scale orders on a periodic basis. As their inventories fall, they make follow-on orders to replenish stock. As has happened in the past, we expect order flow in the region to increase as soon as our dealers’ inventory levels need replenishment.

In terms of product labels, order flow of products sold under the Natuzzi name is even (+0.2%), whereas order flow of Private Label products are up by medium-single digit. The increase in private label order flow is due in part to the contribution of several new key accounts, such as DFS, Sofaworks and Furniture Village.

With respect to sales and revenues, which the Group recognizes once products are shipped, we have seen, double digit growth in turnover in the first 14 weeks of 2015 compared to the analogous period in 2014, largely as a result of production delays at the Chinese and Italian plants in the first part of 2014, causing a fall in production output. Please refer to last year 20F filed with SEC on April 2014 under “ITEM 5. Operating and Financial Review and Prospects, Trend Information” for a more detailed explanation.

As for raw materials, the inflationary pressure we experienced during the course of 2014 has started to decrease during the first three months of 2015. The Group should get some positive effects from this trend reversal in the following months.

Off-Balance Sheet Arrangements

As of December 31, 2014, neither Natuzzi S.p.A. nor any of its subsidiaries was a party to any off-balance sheet arrangements.

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

Italian GAAP — During 2014, the Italian Accounting Profession completed the review and update of the Italian accounting principles, started in 2010. The new set of accounting principles is effective for financial statements closed as of December 31, 2014. The impact resulting from the adoption of the new standards, where applicable, have been disclosed in the notes to the consolidated financial statements. There are no additional recently issued accounting standards under Italian GAAP that have not been adopted by the Group.

U.S. GAAP — Recently issued but not yet adopted U.S. accounting pronouncements relevant for the Company are outlined below:

In April 2014, the FASB issued ASU No. 2014-08, “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360), Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity,” or ASU 2014-08. Under the new guidance, the Company would report a disposal, or planned disposal, of a component or group of components, as a discontinued operation if the disposal represents a strategic shift that has (or will have) a major effect on the Company’s operations and financial results. A strategic shift could include a disposal of a major geographical area, a major line of business, a major equity-method investment, or other major parts of the Company. A component may be a reportable segment or an operating segment, a reporting unit, a subsidiary, or an asset group. In addition to expanding the existing disclosures for discontinued operations, the update requires new disclosures relating to (i) individually significant disposals that do not qualify for discontinued operations presentation, (ii) continuing involvement with a discontinued operation following the date of disposal and (iii) retained equity-method investments in a discontinued operation. ASU No. 2014-08 will be effective for us beginning January 1, 2015. This standard will not impact our results of operations or financial position until such time as we decide to undertake such a disposal, which is not currently anticipated.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from contracts with customers (Topic 606),” or ASU 2014-09. The update, which supersedes substantially all existing revenue recognition guidance, provides a single comprehensive model for recognizing revenues on the transfer of promised goods or services to customers in an amount that reflects the consideration that is expected to be received for those goods or services. Under the standard it is possible that more judgments and estimates would be required than under existing standards, including identifying the separate performance obligations in a contract, estimating any variable consideration elements, and allocating the transaction price to each separate performance obligation. The update also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The update is effective for the Company for annual periods beginning January 1, 2017 and is to be applied either (i) retrospectively to each prior reporting period presented, with the option to elect certain defined practical expedients, or (ii) retrospectively with the cumulative effect of initially applying the update recognized at the date of adoption in retained earnings (with additional disclosure as to the impact on individual financial statement lines affected). The Company is currently evaluating the impact if this update on the consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The board of directors of Natuzzi S.p.A. currently consists of eight members, all of whom were elected at the Company’s annual general shareholders’ meeting held on April 28, 2014 and whose terms will expire on the date on which the shareholders’ meeting will approve the financial statements for fiscal year 2016. The directors and senior executive officers of the Company as of April 29, 2015, were as follows:

Name	Age	Position with the Company
Pasquale Natuzzi *	75	Chairman of the Board of Directors, Chief Executive Officer and ad interim Chief Operations Officer
Antonia Isabella Perrone *	45	Director
Giuseppe Antonio D’Angelo *	49	Outside Director
Dimitri Duffeleer*	45	Outside Director
Cristina Finocchi Mahne*	49	Outside Director
Ernesto Greco*	64	Outside Director
Vincenzo Perrone*	56	Outside Director
Stefania Saviolo*	50	Outside Director
Vittorio Notarpietro	52	Chief Financial Officer
Marco Saltalamacchia	53	Chief Commercial Officer
Antonio Cavallera	35	Chief HR, IT, Organization and Corporate Communications Officer
Ildebrando Aldrovandi	59	Corporate Quality & After Sales Director
Daniele Casone	33	Strategic Planning Manager
Claudia Lamarca	34	Internal Control Systems Manager

*	The above mentioned members of the board of directors were elected at the Company’s annual general shareholders’ meeting held on April 28, 2014.

Pasquale Natuzzi, currently Chairman of the Board of Directors, Chief Executive Officer and ad interim Chief Operations Officer. He founded the Company in 1959. Mr. Natuzzi held the title of sole director of the Company from its incorporation in 1972 until 1991, when he became the Chairman of the Board of Directors. Mr. Natuzzi has creative skills and is directly involved with brand development and product styling. He takes care of strategic partnerships with existing and new accounts.

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

Cristina Finocchi Mahne is an Outside Director of the Company and is currently Professor of Advanced Business Administration at the Faculty of Economics, La Sapienza University of Rome, and of Corporate Governance at Luiss Business School. She is a member of the board of directors and of the remuneration & nomination, related parties and control & risk committees of Trevi Group, a listed multinational foundation engineering company (since 2013) and a member of the board and of the risk and related parties committees of Banco di Desio e della Brianza Group, a listed banking group (since 2013). She previously served from 2010 to 2013 on the board of directors of Pms Group, a listed strategic communication and corporate governance advisory firm. She is Co-Chair of the Italian Chapter of WCD

(WomenCorporateDirectors), an international think tank, reserved to executive and independent board members, focused on best practices in corporate governance. She began her career in corporate finance at Euromobiliare, a merchant bank owned by HSBC and then gained additional experience in finance at Tamburi&Associati, JP Morgan, Hill & Knowlton and Fineco Group. She is the author of articles published in leading Italian economic newspapers and international publications. Prof. Finocchi Mahne earned her Degree in Economics and Business from La Sapienza University of Rome and her MBA from LUISS Business School.

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

Vincenzo Perrone is an Outside Director of the Company and is currently Professor of Organizational Theory and Behavior at Bocconi University—Milan, Italy, where he also previously served as Director of the Organizational and Human Resource Management Department of the Bocconi School of Management (1996—2002), Chairman of the Institute of Organization and Information Systems (2001—2007) and Vice-Rector for Research (2008—2012). He was a visiting professor at Carlson School of Management at the University of Minnesota from 1992 to 1994. He currently serves on the board of energy company Egea S.p.A. (since June 2009) and as a strategic advisor to the CEO of Fiera Milano S.p.A., a trade fair and exhibition organizer (since 2013). He has prior experience as a member of the board of directors of ClarisVita S.p.A. (2003-2005), ACTA S.p.A. (2004), IP Cleaning S.p.A. (2004—2008) and Società Autostrada Pedemontana Lombarda S.p.A. (2009—2011) and served on the advisory boards of Arthur Andersen MBA S.r.l. (1999—2000) and SAP Italia S.p.A. (2000—2001), as a member of the Technical and Scientific Oversight Board for procurement studies overseen by the Ministry of Economy and Finance – Treasury Department, on board committees responsible for awarding public tenders organized by Consip S.p.A. (2000—2003), on the Technical Committee for Research and Innovation of Confindustria (2004—2008) and on the Technical Commission for Public Finance at the Ministry of Economy and Finance (2007—2008). He has served as the Director of the Bocconi School of Management’s Economia & Management journal and has served as a reviewer for the Academy of Management Journal, Academy of Management Review, Organization Science (editorial board member) and Journal of International Business Studies. He has published several books and articles both in Italian and international journals.

Stefania Saviolo is an Outside Director of the Company. She is currently Professor of strategic management at Bocconi University and SDA Bocconi School of Management where since 2013 she has been the Director of the Luxury & Fashion Knowledge Center and founding director in 2001 for the Master in Fashion, Experience & Design Management. She was a visiting scholar at the Stern School of Business, New York University and also served as a visiting professor at Fudan University in Shanghai, China. She is a member of the board of directors and of the remuneration and control and risk committees of TXT e-solutions, a listed international software products and solutions vendor (since 2014). She has gained expertise in brand management, product marketing and internationalization strategies as a management consultant for international fashion and luxury companies. She is the author and co-author of several books and articles on management, particularly in the luxury, fashion and design industries.

Antonio Cavallera is the Chief HR, IT, Organization and Corporate Communications Officer. From September 2011 to November 2015, he served as Chief Strategic Planning Officer of the Company with principle responsibility for defining and monitoring the goals of the Transformation Plan project. He joined the Company in December 2005 and covered roles of increasing responsibility in the Human Resources & Organization Department. From November 2010 to August 2011 he was Corporate & Commercial Human Resources Manager and from June 2009 to November 2010 as Commercial Human Resources Manager. He has also served as Training & Change Management Manager from July 2008 to June 2009 and HR Retail Specialist from September 2006 to June 2009.

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

Ildebrando Aldrovandi is the Corporate Quality & After Sales Director of the Group. He joined the Company on June, 2014. He has significant experience in the ‘corporate quality’ field, having worked in such well-known and competitive international companies as Zoppas, Tetra Pak, Lamborghini, Fagor Brandt, Avio, ARGO (ex Landini) and Alenia Aermacchi. In his experience, Mr. Aldrovandi has managed the Intellectual Property and Quality through the review and development of quality systems, both in Italian and foreign offices, particularly by introducing technical and organizational tools and facilitating the integration among Technical, Logistics, Administrative and Commercial Functions. In particular, he developed tools related to Service Excellence, Customer Satisfaction and Design Validation all according to the Lean-Kaizen philosophy. He also has a wealth of experience in Improvement tools (T.O.C, Lean Six Sigma, WCM, Kaizen) and has deployed low-cost solutions with quick profitability returns and integrated successfully IT-Operative Processes on SAP/Oracle Environments.

Claudia Lamarca is the Internal Control System Manager of the Group, having joined the Group in March of 2008 initially as Auditor. She joined the Group after gaining substantial experience in Fiat Group where she worked as auditor and SOX specialist for three years.

Daniele Casone is the Corporate Strategic Planning Manager of the Group. He has responsibility for coordinating and monitoring project implementation related to the Group Transformation Plan with a specific focus on costs and investments controlling. He joined the Company in December 2011 as Project Manager, and he performed various roles with different responsibilities within the Strategic Planning Department, while working closely with the CEO & Management team. Mr. Casone joined the Group after gaining substantial experience in two large consultancy companies as Project Manager where he was involved in many projects for Italian and international companies (Europe & US) in different industries: beverage, fashion and luxury, manufacturing, pharmaceuticals and energy. He gained considerable experience in the process of planning, control and reporting, in the design of the Industrial Plan and in defining a control model and KPI’s for our top management.

Compensation of Directors and Officers

As a matter of Italian law and under our by-laws, the compensation of executive directors, including the CEO, is determined by the board of directors, after consultation with the board of statutory auditors, within a maximum amount established by the Company’s shareholders, while the Company’s shareholders determine the base compensation for all board members, including non-executive directors. Compensation of the Company’s executive officers (for performing their role as such) is determined by the Chief Executive Officer. A list of significant differences between the Group’s corporate governance practices and those followed by U.S. companies listed on the New York Stock Exchange (“NYSE”) may be found at www.natuzzi.com. See “Item 16G. Corporate Governance on the Company—Strategy” for a description of these significant differences. None of our directors or senior executive officers is party to a contract with the Company that would entitle such persons to benefits upon the termination of service as a director or employment, as the case may be.

Aggregate compensation paid by the Group to the directors and officers was approximately €2.1 million in 2014: this figure includes only a portion of the gross annual salary for the Chief Operating Officer, Chief HR Officer and Chief Marketing Officer, whose contracts expired in July 2014, October 2014 and November 2014, respectively.

The compensation paid in 2014 to the members of the Board of Directors is set forth below individually:

Name	Base Compensation
Pasquale Natuzzi	€80,000
Antonia Isabella Perrone	€26,667
Giuseppe Antonio D’Angelo	€26,667
Cristina Finocchi Mahne	€17,458
Stefania Saviolo	€16,667
Vincenzo Perrone	€17,333
Ernesto Greco	€16,667
Dimitri Duffeleer	€16,667

Mr. Giuseppe Marino, who was a member of the Board, resigned from his role as director for professional reasons. Following the 2015 Annual Ordinary Shareholders’ Meeting of the Company held on April 29, 2015, Mr. Marino was not replaced.

During 2014, and due to the persistent negative performance of the Group, the Company decided to continue the suspension of any incentive plans for executive managers and clerks within Company headquarters, with the exception of sales staff and sales managers. Incentive plans for those employees within industrial plants (blue- and white-collar workers) have not changed.

For 2015, an incentive system has been reserved only for the Group’s commercial workforce (involving 62 employees), and is based on the achievement of an order flow-based target.

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

During 2014, the statutory auditors of the Group received approximately €0.1 million in compensation in the aggregate for their services to the Company and its Italian subsidiaries.

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

Employees

The following tables set forth a breakdown of the Group’s employees by qualification and location for the periods indicated:

Qualification	As of December 31,			Change 2014/2013	Change 2013/2012
	2014	2013	2012
Top managers	65	66	66	(1)	0
Middle managers	175	166	170	9	(4)
Clerks	990	1,210	1,211	(217)	(1)
Laborers	4,788	4,935	5,295	(147)	(360)

Total	6,018	6,377	6,742	(356)	(365)

Location	As of December 31,			Change 2014/2013	Change 2013/2012
	2014	2013	2012
Italy	2,655	3,134	3,177	(479)	(43)
Outside Italy	3,363	3,243	3,565	123	(322)

Total	6,018	6,377	6,742	(356)	(365)

We believe in the importance of Corporate Social Responsibility and have generally enjoyed good relations with our employees. A significant number of our Italian and Chinese employees are members of trade unions, while our workers in Romania and Brazil are not members of trade unions.

Notwithstanding these generally good relations, in 2013 and during the first few weeks of 2014, we have experienced certain difficulties with our Italian laborers in connection with our reorganization efforts, as further discussed below. While our reorganization plans were under discussion, we experienced four days of strikes in June 2013 at our plant in Laterza (which produces upholstery), which had a negative impact on our other Italian operations due to lack of materials. When the reorganization plan and future layoffs were announced on July 1, 2013, we experienced another two days of general strikes in all of our Italian operations beginning the following day, and from July through September our laborers engaged in a slowdown campaign, resulting in lower levels of productivity. In February 2014, we closed our Italian plants for two days while we announced the names of those employees that would be subject to termination at the conclusion of the CIGS program. Our laborers protested these announced layoffs by blocking any goods from entering or leaving our Italian plants for another three days, effectively stopping production during that time period.

Italian law provides that, upon termination of employment for whatever reason, employees located in Italy are entitled to receive certain severance payments based on the length of employment. As of December 31, 2014, the Company had €20.9 million reserved for such termination indemnities, with such reserves being equal to the amounts, calculated on a percentage basis, required by Italian law.

On October 10, 2013, the Company entered into a the 2013 Italian Reorganization Agreement with local institutions, Italian trade unions, the Ministries of Economic Development and of Labor and Social Policy and the regions of Puglia and Basilicata governing the reorganization plan for the Group’s Italian operations. The 2013 Italian

Reorganization Agreement enshrined the main goals included in the Italian reorganization plan announced in July 2013, and represented the starting point for a shared roadmap towards the recovery of the Group’s competitiveness in Italy, based on a significant reduction in production costs and increases in productivity, investments and changes to the Company’s workforce. See “Item 10—Material Contracts.”

The 2013 Italian Reorganization Agreement initially entailed the closure of two of the Company’s manufacturing plants in Italy (although ultimately only one plant was closed). It also called for increasing the efficiency of the production cycle, reviewing the Company’s procurement and delivery processes to streamline logistics, continuing to automate leather-cutting operations, expanding moving production lines and implementing other rationalization initiatives. In terms of the Company’s workforce, the 2013 Italian Reorganization Agreement envisaged that 1,506 redundant employees would be subject to future layoffs.

Due to the complexity of the measures envisioned by the plan and in order to better manage workforce reductions, the Company and the trade unions obtained a one-year extension of the Company’s participation in the CIGS, which expired in October 2014. Under the CIGS program, government funds cover the substantial majority of the salaries of redundant workers.

During the period covered by the CIGS program, that expired in October 2014, Natuzzi, the trade unions and other parties to the agreement have agreed on several initiatives to help manage the redundant workers and to promote the re-industrialisation of the upholstered furniture district in Puglia and Basilicata, including initiatives that would, under certain conditions, move some production back to Italy from the Group’s Romanian plant, with employment and production to be undertaken by third parties. None of these initiatives reached the expected goal. In addition, the Company anticipated making incentive payments to induce the voluntary resignation of up to 600 employees at the conclusion of the period covered by the CIGS program. In 2014, of these 600 employees, a total of 429 employees accepted these resignation incentives and agreed to leave the Company, effective October 2014.

On March 3, 2015 the Company, the relevant trade union organizations and local institutions signed the 2015 Italian Reorganization Agreement that follows and develops the 2013 Italian Reorganization Agreement, which had paved the way for the restructuring of the Group’s Italian operations according to the guidelines included in the Group’s Transformation Plan.

The Italian Reorganization Agreements are a fundamental tool for the industrial re-launch of Natuzzi’s Italian plants (both from a qualitative and productive standpoint), representing the final step in the production efficiency and work-related cost reduction processes that have been tested over the past few months in the Group’s test laboratory. As a matter of fact, the Company will be able to better allocate workers according to efficiency criteria: workers on rotation will not be staffed at our plants (as opposed to the first part of 2014, when the staffing of workers on rotation at our plants led to a decrease in the level of productivity). These processes have highlighted an encouraging improvement in the main productivity indices.

The Group’s new industrial structure in Italy, based on Lean-enterprise product and industrial process innovations, provides for plant specialization according to product type and for the completion of the entire sofa production cycle within each single plant.

The entire line of Natuzzi Italia products will be assembled within two Italian plants, Matera-Jesce and Laterza. In particular, the Matera-Jesce plant will also be responsible for the manufacturing of the Re-vive armchairs, becoming the center of excellence and innovation for the Group’s production. The Santeramo-Jesce manufacturing plant will be dedicated to the production of the Divani & Divani by Natuzzi product line.

The new business structure will allow the Group to reduce the number of redundant employees subject to future lay-offs, decreasing from 1,506 (previously envisaged in the 2013 Italian Reorganization Agreement) to 516. As a result, the number of employees in Italy will be equal to 1,818 (as opposed to the current number of 2,334 employees excluding managers). The 2015 Reorganization Agreement provides that the Solidarity Agreement will be applicable to these 1,818 employees (both blue and white collars) for a 24-month period, starting from May 2, 2015. These 1,818 employees will work on a reduced-shift basis (for about five hours on average per day, as opposed to the current eight hour shift per day), consistent with the expected order flow that the Company foresees for its Italian productions.

The remaining 516 employees will be covered by the Italian temporary lay-off program named “Cassa Integrazione Guadagni” (under this program, government funds cover the substantial majority of the salaries of redundant workers). The 2015 Italian Reorganization Agreement provides for a possible and gradual reabsorption of up to 200 employees in the context of the territorial development initiatives contemplated in the 2013 Italian Reorganization Agreement (which have, in part, already been initiated). As to the remaining 316 employees, the Company anticipates making incentive payments to induce their voluntary resignation. Voluntary resignation formalities are to be agreed upon with the relevant trade union organizations in the following months.

Notwithstanding the global economic downturn and its own difficult financial situation, the Company has decided to focus on the improvement of its human capital to increase productivity and competitiveness.

In light of this, several initiatives have been undertaken by the Human Resources & Organization department in order for the Group to recover its competitiveness, improve its customer service and enhance product quality. The Group’s Human Resources Department and our board of directors have several initiatives under review that we anticipate may be adopted during 2015 to encourage employee performance.

In addition, the implementation phase of the SAP Human Capital Management system was completed throughout the Group in early April 2014. This system is expected to improve the efficiency and effectiveness of our human resources management by allowing for central management of the Group’s resources, the timely monitoring of performance and costs, a better and updated flow of communication and improved integration of the Group’s processes. This system contains and tracks personnel data, training plans, career paths, fields of expertise currently required (and expected to be required in the future), hiring plans, and other useful information. This human resources management system also allows for tracking of organizational data, performance, travel, reporting and budgeting.

In 2014, 52 training courses were designed and delivered, involving 580 persons (employees, workers, managers and executives), for a total amount of €175,000.00.

Notwithstanding the difficult economic scenario in which the Group has been operating for the last few years, yet in 2014 the Company continued its training plan, as did in the prior three years, aimed at:

• improving the ability to realize a real and sustainable change over time, making the traditional organizational approach more consistent with the new concept of lean-oriented industrial production. 600 people (including workers and supervisors of Italian plants) participated in such training courses;

• Increasing the capacity to properly use financial information, both in planning and goal setting, and in assessing performance to improve the ability to assess the expected impact from management decisions on financial results of the relevant department and in the Company in general. Approximately 40 employees and managers in the Headquarters participated in such training program;

• improving the management of the Products/Services Portfolio, as a basis to optimize profits and the Company’s competitive position, through a greater ability in the utilization of methods and tools to identify the most promising market segments and to indicate how and where to intervene to increase the ‘efficiency and overall effectiveness of the offer on the markets. 40 employees and managers in the Headquarters participated in such training program;

• developing the ability to better understand the complex world of retail by anticipating trends, needs, and expectations of the consumer and developing management policies for competitive differentiation. 40 employees and managers in the Headquarters participated in such training program;

• improving the ability to apply the methodological and operational tools of project management, needed to plan and control activities, time, cost, people and risk factors related to corporate projects, and to manage effectively and efficiently complex processes of innovation and change. 15 employees and managers in the corporate department participated in such training program;

The type of training provided (broken down by type) is set forth below (percentage according to the number of trainings carried out):

TRAINING TYPE	%
Commercial	20%
Company profile	1%
Information technology	5%
Linguistic	10%
Managerial	25%
Corporate regulations	4%
Job-specific activities	35%

TOTAL	100%

As for trainings that arise from legal obligations, the Company focused on developing and completing the project for the safety of workers in the workplace in accordance with the provisions of the Agreement between the Italian government and Regions dated December 21, 2011, regulating the art.37 of Legislative Decree No. 81 April 9, 2008, as amended. These trainings were launched at the end of 2012 initially with groups of employees within the Headquarters and, subsequently, workers within production plants. These initiatives were added to other training activities of a commercial, IT, and language nature, as well as specialized training cycles required by law such as those in the field of health & safety.

Share Ownership

Mr. Pasquale Natuzzi, who founded the Company and is currently its Chief Executive Officer and Chairman of the Board of Directors, as of April 24, 2015, beneficially owns 30,967,521 Ordinary Shares, representing 56.5% of the Ordinary Shares outstanding (61.6% of the Ordinary Shares outstanding if the 5.1% of the Ordinary Shares owned by members of Mr. Natuzzi’s immediate family (the “Natuzzi Family”) are aggregated).

As a result, Mr. Natuzzi controls Natuzzi S.p.A., including its management and the selection of the members of its board of directors. Since December 16, 2003, Mr. Natuzzi has held his entire beneficial ownership of Natuzzi S.p.A. shares through INVEST 2003 S.r.l., an Italian holding company wholly-owned by Mr. Natuzzi and having its registered office at Via Gobetti 8, Taranto, Italy.

On November 6, 2014, INVEST 2003 s.r.l. completed the purchase of 250,000 ADSs, each representing one Ordinary Share, at a price of U.S.$2.00 per ADS. The purchase was privately negotiated with a single individual and was effected through an escrow arrangement with BNY Mellon, National Association.

On July 30, 2014, INVEST 2003 s.r.l. completed the purchase of 500,000 ADSs, each representing one Ordinary Share, at a price of U.S.$2.75 per ADS. The purchase was privately negotiated with a single individual and was effected through an escrow arrangement with BNY Mellon, National Association. For more information, refer to Schedule 13D (Amendment No. 2), filed with the SEC on September 14, 2014, that amends and supplements the Schedule 13D, filed with the SEC on April 24, 2008 (as amended by Amendment No. 1 filed on April 8, 2013 (“Amendment No. 1”).

These two purchases, carried out for investment purposes, brought the number of Ordinary Shares beneficially owned by each of Mr. Natuzzi and INVEST 2003 to 30,967,521 (representing 56.5% of the Ordinary Shares outstanding).

Between September 27, 2011 through April 30, 2013, INVEST 2003 S.r.l. completed the purchase of a total of 859,628 Natuzzi S.p.A. ADSs (representing approximately 1.6% of the Company’s total shares outstanding), at an average price of U.S.$ 2.37 per ADS. These purchases were made in accordance with a purchase plan undertaken pursuant to Rule 10b-18 (“Purchases of Certain Equity Securities by the Issuer and Others”) promulgated under the Securities Exchange Act of 1934 (the “Rule 10b-18 Plan”).

On April 18, 2008, INVEST 2003 S.r.l. purchased 3,293,183 ADSs, each representing one Ordinary Share, at the price of U.S.$ 3.61 per ADS. For more information, refer to Schedule 13D, filed with the SEC on April 24, 2008, and related Amendment No. 1 to Schedule 13D, filed with the SEC on April 8, 2013. For further discussion, see Note 22 to the Consolidated Financial Statements included in Item 18 of this Annual Report.

Each of the Company’s other directors and officers owns less than 1% of the Company’s Ordinary Shares and ADSs. None of the Company’s directors or officers has stock options.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

Mr. Pasquale Natuzzi, who founded the Company and is currently its Chief Executive Officer and Chairman of the Board of Directors, as of April 24, 2015, beneficially owns 30,967,521, representing 56.5% of the Ordinary Shares outstanding (61.6% of the Ordinary Shares outstanding if the 5.1% of the Ordinary Shares owned by the Natuzzi Family are aggregated). Since December 16, 2003, Mr. Natuzzi has held his entire beneficial ownership of Natuzzi S.p.A. shares through INVEST 2003 S.r.l., an Italian holding company wholly-owned by Mr. Natuzzi and having its registered office at Via Gobetti 8, Taranto, Italy.

The following table sets forth information, as reflected in the records of the Company as of April 24, 2015, with respect to each person who beneficially owns 5% or more of the Company’s Ordinary Shares or ADSs:

	Number of Shares Owned	Percent Owned
Pasquale Natuzzi (1)	30,967,521	56.5%
Credit Suisse (2)	3,200,033	5.8%
Donald Smith & Co., Inc. (3)	3,039,834	5.5%
Quaeroq CVBA (4)	2,760,400	5.0%

(1)	Includes ADSs purchased on April 18, 2008, purchases made from September 27, 2011 through April 30, 2013 under the Rule 10b-18 Plan and two privately negotiated purchases executed on July 30, 2014 and November 6, 2014. If Mr. Natuzzi’s Ordinary Shares are aggregated with those held by members of the Natuzzi Family, the amount owned would be 33,767,521 and the percentage ownership of Ordinary Shares would be 61.6%.
(2)	According to Schedule 13G (Amendment No. 2) filed with the SEC by Credit Suisse on February 11, 2015.
(3)	According to the Schedule 13G filed with the SEC by Donald Smith & Co., Inc. on February 2, 2015.
(4)	According to the Schedule 13G filed with the SEC by Quaeroq CVBA on November 18, 2008.

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

In addition, the Natuzzi Family has a right of first refusal to purchase all the rights, warrants or other instruments which The Bank of New York Mellon, as depositary under the Deposit Agreement, determines may not lawfully or feasibly be made available to owners of ADSs in connection with each rights offering, if any, made to holders of Ordinary Shares. None of the shares held by the above shareholders has any special voting rights.

As of April 24, 2015, 54,853,045 Ordinary Shares were outstanding. As of the same date, there were 21,807,268 ADSs (equivalent to 21,807,268 Ordinary Shares) outstanding. The ADSs represented 39.8% of the total number of Natuzzi Ordinary Shares issued and outstanding.

Since certain Ordinary Shares and ADSs are held by brokers or other nominees, the number of direct record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States or of where the direct beneficial owners of such shares are resident.

Related Party Transactions

Transactions with related parties amounted to €6.8 million in 2014 sales and €6.4 million as at December 31, 2013 in trade receivables and were conducted at arm’s length.

During 2014, in consideration of the implementation of the efficiency actions set forth in the Business Plan, the Company outsourced the security and doorkeeping services, selling them to a former related party for an amount of 1.3 million. The price has been determined on the basis of the annual costs incurred by the Company for the same activities. The operation generated a profit of 1.5 million. Meantime, an eight-year renewable contract was signed with the same related party for the supply of security and doorkeeping services. The Company ascertained the economic convenience of the contract through a third-party appraisal.

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

ITEM 8. FINANCIAL INFORMATION

Consolidated Financial Statements

Please refer to “Item 18. Financial Statements” of this Annual Report.

Export Sales

Export sales from Italy totaled approximately €98.9 million in 2014, down 5% from 2013. That figure represents 25.0% of the Group’s 2014 net leather and fabric-upholstered furniture sales.

Legal and Governmental Proceedings

The Group is involved in tax and legal proceedings, including several minor claims and legal actions, arising in the ordinary course of business with suppliers and employees. The provision recorded against these claims is €7.0 million as of December 31, 2014 (€7.3 million as of December 31, 2013).

No accruals were made in 2014 since no new contingent liabilities have emerged in this respect.

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

Dividends

Considering that the Group reported a negative net result in 2014 and considering the capital requirements necessary to implement the restructuring of the operations and its planned retail and marketing activities, the Group decided not to distribute dividends in respect of the year ended on December 31, 2014. The Group has also not paid dividends in any of the prior three fiscal years.

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

	New York Stock Exchange
	Price per ADS (in US dollars)
	High	Low
2010	5.95	2.64
2011	4.83	2.00
2012	3.82	1.77
2013	2.60	1.70
2014	3.22	1.33

	High	Low
2013
First quarter	2.40	1.87
Second quarter	2.35	1.92
Third quarter	2.40	1.70
Fourth quarter	2.60	1.70

	High	Low
2014
First quarter	3.19	2.35
Second quarter	3.22	2.40
Third quarter	2.60	2.55
Fourth quarter	2.06	2.00

	High	Low
2015
First quarter	1.85	1.76

	High	Low
Monthly data
October 2014	2.06	1.66
November 2014	1.97	1.78
December 2014	1.88	1.33
January 2015	1.80	1.35
February 2015	1.85	1.53
March 2015	1.75	1.52
April 2015 (through April 24)	1.83	1.59

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

General — The issued share capital of the Company consists of 54,853,045 Ordinary Shares, with a par value of €1.00 per share. All the issued shares are fully paid, non-assessable and in registered form.

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

Meetings of the board of directors are called no less than five days in advance by letter sent via fax, telegram or e-mail by the chairman on his own initiative. Meetings may be held in person, or by video-conference or tele-conference, in the location indicated in the notice convening the meeting, or in any other destination, each time that the chairman may consider necessary. The quorum for meetings of the board of directors is a majority of the directors in office. Resolutions are adopted by the vote of a majority of the directors present at the meeting. In case of a tie, the chairman has the deciding vote.

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

The compensation of executive directors, including the CEO, is determined by the board of directors, after consultation with the board of statutory auditors, within a maximum amount established by the Company’s shareholders, while the Company’s shareholders determine the base compensation for all board members, including non-executive directors. Directors are entitled to reimbursement for expenses reasonably incurred in connection with their functions.

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

External Auditor — The audit of the Company’s accounts is entrusted, as per current legislation, to an independent audit firm whose appointment falls under the competency of the Shareholders’ Meeting, upon the board of statutory auditors’ opinion. In addition to the obligations set forth in national auditing regulations, Natuzzi’s listing on the NYSE requires that the audit firm issues a report on the annual report on Form 20-F, in compliance with the auditing principles generally accepted in the United States. Moreover, the audit firm is required to issue an opinion on the efficacy of the internal control system applied to financial reporting. No changes were identified in the Company’s internal control over financial reporting that occurred during the 2014 fiscal year that have materially affected or are reasonably likely to affect the Company’s internal control over financial reporting.

The external auditor or the firm of external auditors is appointed for a three-year term, may be re-elected for successive terms, and its compensation is determined by a vote at an ordinary shareholders’ meeting, having heard the board of statutory auditors, and may be removed only for just cause by a vote of the shareholders’ meeting.

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

Material Contracts

In the two years immediately preceding the filing of this Annual Report on Form 20-F, neither the Company nor any member of the Group has been a party to a material contract, other than contracts entered into in the ordinary course of business and the contracts described immediately below.

Italian Reorganization Agreements — On March 3, 2015 the Company, the relevant trade union organizations and local institutions signed the 2015 Italian Reorganization Agreement that follows and develops the 2013 Italian Reorganization Agreement entered into on October 10, 2013 (incorporated by reference to the Form 20-F filed by Natuzzi S.p.A. with the Securities and Exchange Commission on April 30, 2014, file number 001-11854). The 2013 Italian Reorganization Agreement had paved the way for the restructuring of the Group’s Italian operations according to the guidelines included in the Group’s Transformation Plan.

The 2015 Italian Reorganization Agreement is a fundamental tool for the industrial re-launch of Natuzzi’s Italian plants (both from a qualitative and productive standpoint), representing the final step in the production efficiency and work-related cost reduction processes that have been tested over the past few months in the Group’s test laboratory. As a matter of fact, the Company will be able to better allocate workers according to efficiency criteria: workers on rotation will not be staffed at our plants (as opposed to the first part of 2014, when the staffing of workers on rotation at our plants led to a decrease in the level of productivity). These processes have highlighted an encouraging improvement in the main productivity indices.

The Group’s new industrial structure in Italy, based on lean-enterprise product and industrial process innovations, provides for plant specialization according to product type and for the completion of the entire sofa production cycle within each single plant.

The entire line of Natuzzi Italia products will be assembled within two Italian plants, Matera-Jesce and Laterza. In particular, the Matera-Jesce plant will also be responsible for the manufacturing of the Re-vive armchairs, becoming the center of excellence and innovation for the Group’s production. The Santeramo-Jesce manufacturing plant will be dedicated to the production of the Divani & Divani by Natuzzi product line.

The new business structure will allow the Group to reduce the number of redundant employees subject to future lay-offs, decreasing from 1,506 (previously envisaged in the 2013 Italian Reorganization Agreement) to 516. As a result, the number of employees in Italy will be equal to 1,818 (as opposed to the current number of 2,334 employees). The 2015 Italian Reorganization Agreement provides that the Solidarity Agreement will be applicable to these 1,818 employees (both blue and white collars) for a 24-month period, starting from May 2, 2015. These 1,818 employees will work on a reduced-shift basis (for about 5 hours on average per day, as opposed to the current 8 hour shift per day), consistently with the expected order flow that the Company foresees for its Italian productions.

The remaining 516 employees will be covered by the Italian temporary lay-off program named “Cassa Integrazione Guadagni” (under this program, government funds cover the substantial majority of the salaries of redundant workers). The 2015 Italian Reorganization Agreement provides for a possible and gradual reabsorption of up to 200 employees in the context of the territorial development initiatives contemplated in the 2013 Italian Reorganization Agreement (which have, in part, already been initiated). As to the remaining 316 employees, the Company anticipates making incentive payments to induce their voluntary resignation. Voluntary resignation formalities are to be agreed upon with the relevant trade union organizations in the following months.

To support the Group’s made-in-Italy production, the Group has planned investments in the aggregate amount of €25 million, to be allocated to marketing, R&D and industrial enhancement.

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

Individuals, non-profit entities and partnerships that are residents of Italy must disclose on their annual tax returns all investments and financial assets held outside Italy. Such obligation lies also on the aforesaid resident taxpayers who, even if do not own directly investments and financial assets held abroad, qualify as “beneficial owner” of the same. No such tax disclosure is required in respect of securities deposited for management with qualified Italian financial intermediaries and in respect of contracts entered into through their intervention, provided that the items of income derived from such foreign financial assets are collected through the intervention of the same intermediaries. Corporate residents of Italy are exempt from these tax disclosure requirements with respect to their annual tax returns because this information is required to be disclosed in their financial statements.

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

Taxation of Dividends

i) Italian Tax Considerations — As a general rule, Italian laws provide for the withholding of income tax on dividends paid by Italian companies to shareholders who are not residents of Italy for tax purposes, currently levied at a 26% rate on dividends paid as of July 1, 2014. Italian laws provide a mechanism under which non-resident shareholders can claim a refund of, as of July 1, 2014, up to 11/26 of Italian withholding taxes on dividend income by establishing to the Italian tax authorities that the dividend income was subject to income tax in another jurisdiction in an amount at least equal to the total refund claimed. U.S. owners should consult their own tax advisers concerning the possible availability of this refund, which traditionally has been payable only after extensive delays. Alternatively, reduced rates (normally 15%) may apply to non-resident shareholders who are entitled to, and comply with procedures for claiming, benefits under an income tax convention.

Under the Income Tax Convention, dividends derived and beneficially owned by U.S. owners are subject to an Italian withholding tax at a reduced rate of 15%.

However, the amount initially made available to the Depositary for payment to U.S. owners will reflect withholding at the 26% rate. U.S. owners who comply with the certification procedures described below may then claim an additional payment of 11% of the dividend (representing the difference between the 26% rate applicable as of July 1, 2014, and the 15% rate, and referred to herein as a “treaty refund”). This certification procedure will require U.S. owners (i) to obtain from the U.S. Internal Revenue Service (“IRS”) a form of certification required by the Italian tax authorities (IRS Form 6166), unless a previously filed certification is effective on the dividend payment date (such certificates, filed together with the statement indicated under (ii) below, should be effective until the end of the fiscal year for which the statement was originally filed), (ii) to produce a statement in accordance with the Italian tax authorities decree of July 10, 2013, whereby the U.S. owner represents to be a U.S. owner individual or corporation with no permanent establishment in Italy, and (iii) to set forth other required information. IRS Form 6166 may be obtained by filing a request for certification on IRS Form 8802. (Additional information, including IRS Form 8802, can be obtained from the IRS website at www.irs.gov. Information appearing on the IRS website is not incorporated by reference into this document.) The time for processing requests for certification by the IRS normally is 30 to 45 days. Accordingly, in order to be eligible for the procedure described below, U.S. owners should begin the process of obtaining certificates as soon as possible after receiving instructions from the Depositary on how to claim a treaty refund.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the Ordinary Shares or ADSs will be subject to taxation at reduced rates if the dividends are “qualified dividends”. Dividends paid on the Ordinary Shares or ADSs will be treated as qualified dividends if (i) the Company is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The Income Tax Convention has been approved for the purposes of the qualified dividend rules, and the Company believes it is eligible for the benefits of the Income Tax Convention. Based on the Company’s audited financial statements and relevant market and shareholder data, the Company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2013 or 2014 taxable year. In addition, based on the Company’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC for its 2015 taxable year.

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

However, a number of exemptions apply, including with respect to trades of securities issued by companies having an average market capitalization lower than €500 million in the month of November of the year preceding the year in which the trade takes place. Companies, the securities of which are listed on a foreign regulated market, and which could benefit from this exemption, such as the Company, need a confirmation from the Italian Ministry of Economy and Finance: such companies must communicate their market capitalization for each tax year to the Ministry, which will then prepare a list of the companies in relation to which the exemption applies.

EU Financial Transaction Tax — On February 14, 2013, the European Commission proposed the implementation of the EU FTT (see “Item 3. Key Information—Risk Factors”) that may also apply to the transfer of Ordinary Shares and ADSs by a U.S. resident. However, the related EU directive has not yet been enacted. Moreover, the implementation of the proposed EU FTT may also affect the IFTT, as described above.

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

Exchange Rate Risks — The Group’s foreign exchange rate risks in 2014 arose principally in connection with Canadian dollars, Chinese yuan, British pounds, Romanian Leu, U.S. dollars, Japanese yen, Australian dollars, Brazilian Reais, Swedish kroner, Danish kroner, Russian Rubles, Indian Rupee, Norwegian kroner and Swiss francs, as well as in connection with Euros for the Company’s subsidiary located in Eastern Europe.

As of December 31, 2014 and 2013, the Group had outstanding trade receivables denominated in foreign currencies totaling €61.0 million and €42.4 million, respectively, of which 62.6% and 56.2%, respectively, were denominated in U.S. dollars. On those same dates, the Group had €25.3 million and €19.4 million, respectively, of trade payables denominated in foreign currencies, principally U.S. dollars. See Notes 6 and 16 to the Consolidated Financial Statements included in Item 18 of this Annual Report.

As of December 31, 2014, the Company was a party to a number of currency forward contracts (known in Italy as domestic currency swaps), all of which are designed to hedge future sales denominated in U.S. dollars and other currencies. As of the same date, no option contract was outstanding (as was the case as of December 31, 2013). The Group does not use such foreign exchange contracts for speculative trading purposes.

As of December 31, 2014, the notional amount in Euro terms of all of the outstanding currency forward contracts totaled €44.7 million. As of December 31, 2013, the notional amounts of all of the outstanding currency forward contracts totaled €41.4 million.

At the end of 2014, such currency forward contracts had notional amounts of Canadian dollars 16.0 million, €10.0 million, British pounds 7.5 million, U.S.$ 11.4 million, Australian dollars 3.1 million, Japanese yen 290.0 million and Swedish kroner 3.6 million. All of these forward contracts had various maturities extending through June 2015. See Note 29 to the Consolidated Financial Statements included in Item 18 of this Annual Report. The table below summarizes (in thousands of Euro equivalent) the contractual amounts of currency forward contracts (no options were outstanding) intended to hedge future cash flows from accounts receivable and sales orders as of December 31, 2014 and 2013:

Euro equivalent of contractual amounts of currency forward contracts as of:	December 31,
	2014	2013
Canadian dollars	€11,519	€10,153
Euro*	9,896	12,037
British pounds	9,512	5,984
U.S. dollars	9,178	8,817
Australian dollars	2,103	2,157
Japanese yen	2,099	1,362
Swedish kroner	387	341
Norwegian kroner	0	575
Swiss francs	0	0

Total	€44,694	€41,426

*	Used by the Group’s Romanian subsidiary to hedge its net collections denominated in Euro.

As of December 31, 2014, these forward contracts had a net unrealized loss of €0.3 million, compared to a net unrealized gain of €0.5 million as of December 31, 2013. The Group recorded this amount in “other income (expense), net” in its Consolidated Financial Statements. See Note 29 to the Consolidated Financial Statements included in Item 18 of this Annual Report.

The following table presents information regarding the contract amount in thousands of Euro equivalent and the estimated fair value of all of the Group’s foreign exchange contracts: contracts with unrealized gains are presented as “assets” and contracts with unrealized losses are presented as “liabilities.”

	December 31, 2014		December 31, 2013
	Contract Amount	Unrealized gains (losses)	Contract Amount	Unrealized gains (losses)
Assets	11,212	312	24,636	592
Liabilities	33,482	(583)	16,790	(193)

Total	€44,694	€(271)	€41,426	€399

The Group’s foreign currency forward contracts as of December 31, 2013 had maturities of a maximum of six months. The potential loss in fair value of all of the Group’s forward contracts outstanding as of December 31, 2014 that would have resulted from a hypothetical, instantaneous and unfavorable 10% change in currency exchange rates would have been approximately €5.0 million. This sensitivity analysis assumes an instantaneous and unfavorable 10% fluctuation in exchange rates affecting the foreign currencies of all of the Group’s hedging contracts outstanding as of the end of 2014.

For the accounting of transactions entered into in an effort to reduce the Group’s exchange rate risks, see Notes 3 and 29 to the Consolidated Financial Statements included in Item 18 of this Annual Report.

At December 31, 2014, the Group had approximately €19 million in cash and cash equivalents held in Chinese yuan (€52 million as at December 31, 2013). Exchange rate fluctuations in respect of this amount could have significant positive or negative effects on our results of operations in future periods.

Interest Rate Risks — To a significantly lesser extent, the Group is also exposed to interest rate risk. As of December 31, 2014, the Group had €30.1 million (equivalent to 7.9% of the Group’s total assets as of the same date) in debt outstanding (bank overdrafts and long-term debt, including the current portion of such debt), which is for the most part subject to floating interest rates. See Notes 15 and 20 to the Consolidated Financial Statements included in Item 18 of this Annual Report.

In the normal course of business, the Group also faces risks that are either non-financial or non-quantifiable. Such risks principally include country risk, credit risk and legal risk.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

ITEM 12A. DEBT SECURITIES

Not applicable.

ITEM 12B. WARRANTS AND RIGHTS

Not applicable.

ITEM 12C. OTHER SECURITIES

Not applicable.

ITEM 12D. AMERICAN DEPOSITARY SHARES

Fees paid by ADR holders — The Bank of New York Mellon, as the Depositary of our ADSs, collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Persons depositing or withdrawing shares must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Depositing or substituting the underlying shares • Selling or exercising rights • Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

A fee for the distribution of proceeds of sales of securities or rights in an amount equal to the lesser of: (i) the fee for the issuance of ADSs referred to above which would have been charged as a result of the deposit by owners of securities (for purposes hereof treating all such securities as if they were shares) or shares received in exercise of rights distributed to them, respectively, but which securities or rights are instead sold by the Depositary and the net proceeds distributed and (ii) the amount of such proceeds	• Distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to ADS registered holders

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the Depositary or its agent when holders deposit or withdraw shares

Expenses of the Depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) • Converting foreign currency to U.S. dollars

Taxes and other governmental charges the Depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the Depositary or its agents for servicing the deposited securities	• As necessary

Fees payable by the Depositary to the Company

i) Fees incurred in past annual period — From January 1, 2014 to December 31, 2014, the Depositary waived a total of $2,194.86 in administrative fees for routine corporate actions including services relating to Natuzzi’s annual general meeting of shareholders

ii) Fees to be paid in the future — The Company does not have any agreements in place with the Depositary for the payment or reimbursement of fees or other direct or indirect payments by the Depositary to the Company in connection with its ADS program.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures — The Company carried out an evaluation under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2014. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on the Company’s evaluation of its disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2014 to provide reasonable assurance that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s applicable rules and forms, and that it is accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

To assess the effectiveness of the Company’s internal control over financial reporting, the Company’s management, including the Chief Executive Officer and the Chief Financial Officer, used the criteria described in “2013 Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

The Company’s management assessed the effectiveness of its internal control over financial reporting as of December 31, 2014. Based on such assessment, the Company’s management has concluded that as of December 31, 2014, the Company’s internal control over financial reporting was effective and that there were no material weaknesses in the Company’s internal control over financial reporting.

The effectiveness of internal control over financial reporting as of December 31, 2014 has been audited by Reconta Ernst & Young S.p.A., an independent registered public accounting firm, as stated in their report on the Company’s internal control over financial reporting, which follows below.

(c) Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Natuzzi S.p.A.

We have audited Natuzzi S.p.A. and subsidiaries’ internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Natuzzi S.p.A. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Natuzzi S.p.A. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Natuzzi S.p.A. and subsidiaries as of December 31, 2014 and 2013 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2014 and our report dated April 30, 2015 expressed an unqualified opinion thereon.

/s/ Reconta Ernst & Young S.p.A.

Bari, Italy

April 30, 2015

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

ITEM 16B. CODE OF ETHICS

The Company has adopted a code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act. This code of ethics applies, among others, to the Company’s Chief Executive Officer and Chief Financial Officer. The Company’s code of ethics is downloadable from its website at http://www.natuzzi.com/en-EN/page/code-of-ethics-18.html. If the Company amends the provisions of its code of ethics that apply to the Company’s Chief Executive Officer and Chief Financial Officer, or if the Company grants any waiver of such provisions, it will disclose such amendment or waiver on its website at the same address.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Reconta Ernst & Young S.p.A. (“Ernst & Young”, hereafter) has served as Natuzzi S.p.A.’s principal independent public auditor for fiscal year 2014, 2013 and 2012 for which it audited the consolidated financial statements included in this Annual Report.

The following table sets forth the aggregate fees billed and billable to the Company by Ernst & Young in Italy and abroad during the fiscal years ended December 31, 2014 and 2013, for audit fees, audit–related fees, tax fees and all other fees for audit.

	2014	2013
	(Expressed in thousands of euros)
Audit fees	600	600
Audit-related fees	—	—
Tax fees	—	3
Other fees	—	—

Total fees	600	603

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On November 6, 2014, INVEST 2003 s.r.l. completed the purchase of 250,000 ADSs, each representing one Ordinary Share, at a price of U.S.$2.00 per ADS. The purchase was privately negotiated with a single individual and was effected through an escrow arrangement with BNY Mellon, National Association.

On July 30, 2014, INVEST 2003 s.r.l. completed the purchase of 500,000 ADSs, each representing one Ordinary Share, at a price of U.S.$2.75 per ADS. The purchase was privately negotiated with a single individual and was effected through an escrow arrangement with BNY Mellon, National Association. For more information, refer to Schedule 13D (Amendment No. 2), filed with the SEC on September 14, 2014, that amends and supplements the Schedule 13D, filed with the SEC on April 24, 2008 (as amended by Amendment No. 1 filed on April 8, 2013).

From January 1, 2014 to December 31, 2014, no purchases were made by or on behalf of the Company or any other affiliated purchaser of the Company’s Ordinary Shares or ADSs.

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

As a general rule, our company’s main corporate bodies are governed by the Civil Code and are assigned specific powers and duties that are legally binding and cannot be derogated from. The Company follows the traditional Italian corporate governance system, with a board of directors (consiglio di amministrazione) and a separate board of statutory auditors (collegio sindacale) with supervisory functions. The two boards are separate and no individual may be a member of both boards. Both the members of the board of directors and the members of the board of statutory auditors owe duties of loyalty and care to the Company. As required by Italian law, an external auditing firm (società di revisione) is in charge of auditing the Company’s financial statements. The members of the Company’s board of directors and board of statutory auditors, as well as the external auditor, are directly and separately appointed by shareholder resolution at the general shareholders’ meetings. This system differs from the unitary system envisaged for U.S. domestic companies by the NYSE listing standards, which contemplate the board of directors serving as the sole governing body.

Below is a summary of the significant differences between Italian corporate governance rules and practices, as the Company has implemented them, and those applicable to U.S. issuers under NYSE listing standards, as set forth in the NYSE Listed Company Manual.

Independent Directors

NYSE Domestic Company Standards — The NYSE listing standards applicable to U.S. companies provide that “independent” directors must comprise a majority of the board. In order for a director to be considered “independent,” the board of directors must affirmatively determine that the director has no “material” direct or indirect relationship with the company. These relationships “can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationship (among others).”

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

However, Italian law sets forth certain independence requirements applicable to the Company’s statutory auditors. Statutory auditors’ independence is assessed on the basis of the following rules: a person who (i) is a director, or the spouse or a close relative of a director, of the Company or any of its affiliates, or (ii) has an employment or a regular consulting or similar relationship with the Company or any of its affiliates, or (iii) has an economic relationship with the Company or any of its affiliates which might compromise his/her independence, cannot be appointed to the Company’s board of statutory auditors. The law sets forth certain principles aimed at ensuring that any member of the board of statutory auditors who is a chartered public accountant (iscritto nel registro dei revisori contabili) be substantively independent from the company subject to audit and not be in any way involved in the company’s decision-making process. The Civil Code mandates that at least one standing and one alternative member of the board of statutory auditors be a chartered public accountant. Each of the current members of the board of statutory auditors is a chartered public accountant.

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

Our Practice — Rule 10A-3 under the Exchange Act provides that foreign private issuers with a board of statutory auditors established in accordance with local law or listing requirements and meeting specified requirements with regard to independence and responsibilities (including the performance of most of the specific tasks assigned to audit committees by Rule 10A-3, to the extent permitted by local law) (the “Statutory Auditor Requirements”) are exempt from the audit committee requirements established by the rule. The Company is relying on this exemption on the basis of its separate board of statutory auditors, which is permitted by the Civil Code and which satisfies the Statutory Auditor Requirements. Nevertheless our board of statutory auditors, consisting of independent and highly professional experts, complies with the requirements indicated at points (i), (iii) and (iv) of the preceding paragraph. The Company also has an internal audit function, which has not been outsourced.

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

Our Practice — The Company has not established a compensation committee. As a matter of Italian law and under our by-laws, the compensation of executive directors, including the CEO, is determined by the board of directors, after consultation with the board of statutory auditors, within a maximum amount established by the Company’s shareholders, while the Company’s shareholders determine the base compensation for all Board members, including non-executive directors. Compensation of the Company’s executive officers is determined by the Chief Executive Officer. The Company does not produce a compensation report. However, the Company discloses aggregate compensation of all of its directors and officers as well as individual compensation of each director in Item 6 of its Annual Report.

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

Certifications as to Violations of NYSE Standards

NYSE Domestic Company Standards — Under NYSE listing standards, the CEO of a U.S. company listed on the NYSE must certify annually to the NYSE that he or she is not aware of any violation by the company of the NYSE corporate governance standards. The company must disclose this certification, as well as the fact that the CEO/CFO certification required under Section 302 of the Sarbanes-Oxley Act of 2002 has been made in the company’s annual report to shareholders (or, if no annual report to shareholders is prepared, its annual report). Each listed company on the NYSE, both domestic and foreign issuers, must submit an annual written affirmation to the NYSE regarding compliance with applicable NYSE corporate governance standards. In addition, each listed company on the NYSE, both domestic and foreign issuers, must submit interim affirmations to the NYSE upon the occurrence of specified events. A domestic issuer must file such an interim affirmation whenever the independent status of a director changes, a director joins or leaves the board, a change occurs to the composition of the audit, nominating/corporate governance, or compensation committee, or there is a change in the company’s classification as a “controlled company.”

The CEO of both domestic and foreign issuers listed on the NYSE must promptly notify the NYSE in writing if any executive officer becomes aware of any material non-compliance with the NYSE corporate governance standards.

Our Practice — Under the NYSE rules, the Company’s CEO is not required to certify annually to the NYSE whether he is aware of any violation by the Company of the NYSE corporate governance standards. However, the Company is required to submit an annual affirmation of compliance with applicable NYSE corporate governance standards to the NYSE within 30 days of the filing of its annual report on Form 20-F with the SEC. The Company is also required to submit to the NYSE an interim written affirmation any time it is no longer eligible to rely on, or chooses to no longer rely on, a previously applicable exemption provided by Rule 10A-3, or if a member of its audit committee ceases to be deemed independent or an audit committee member had been added. Under NYSE rules, the Company’s CEO must notify the NYSE in writing if any executive officer becomes aware of any material non-compliance by the Company with NYSE corporate governance standards.

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

ITEM 18. FINANCIAL STATEMENTS

Our audited consolidated financial statements are included in this Annual Report beginning at page F-1.

ITEM 19. EXHIBITS

1.1	English translation of the by-laws (Statuto) of the Company, as amended and restated as of January 24, 2008 (incorporated by reference to the Form 20-F filed by Natuzzi S.p.A. with the Securities Exchange Commission on June 30, 2008, file number 001-11854).

2.1	Deposit Agreement dated as of May 15, 1993, as amended and restated as of December 31, 2001, among the Company, The Bank of New York, as Depositary, and owners and beneficial owners of ADRs (incorporated by reference to the Form 20-F filed by Natuzzi S.p.A. with the Securities and Exchange Commission on July 1, 2002, file number 001-11854).

4.1	Agreement among the Ministry of Economic Development, Ministry of Labour and Social Policy, INVITALIA, the Region of Puglia, the Region of Basilicata, Natuzzi S.p.A., Confindustria and the Italian trade union and other entities named therein, dated as of October 10, 2013 (incorporated by reference to the Form 20-F filed by Natuzzi S.p.A. with the Securities and Exchange Commission on April 30, 2014, file number 001-11854).

4.2	Addendum among the Ministry of Economic Development, Confindustria of Bari, Natuzzi S.p.A. and the trade unions named therein dated as of March 3, 2015, to the agreement dated as of October 10, 2013.

4.3	Two separate agreements, each among the Ministry of Labor, the Ministry of Economic Development, the Puglia Region, the Basilicata Region, Natuzzi S.p.A., Confindustria Bari and the Italian trade unions and other entities named therein, each dated as of March 3, 2015.

8.1	List of Significant Subsidiaries.

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Natuzzi S.p.A.

We have audited the accompanying consolidated balance sheets of Natuzzi S.p.A. and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Natuzzi S.p.A. and subsidiaries at December 31, 2014 and 2013, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with established accounting principles in the Republic of Italy.

Established accounting principles in the Republic of Italy vary in certain significant respects from generally accepted accounting principles in the United States of America. Information related to the nature and effect of such differences is presented in note 31 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Natuzzi S.p.A. and subsidiaries’ internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 30, 2015 expressed an unqualified opinion thereon.

/s/ Reconta Ernst & Young S.p.A.

Bari, Italy

April 30, 2015

Natuzzi S.p.A. and Subsidiaries

Consolidated Balance Sheets

as of December 31, 2014 and 2013

(Expressed in thousands of euros)

			Dec. 31, 2014	Dec. 31, 2013
	Notes
ASSETS
Current assets:
Cash and cash equivalents	4		32,848	61,033
Marketable securities	5		4	4
Trade receivables, net	6		95,987	78,853
Other receivables	7		18,112	48,484
Inventories	8		90,213	78,991
Unrealized foreign exchange gain	30		312	592
Prepaid expenses and accrued income	9		1,312	1,938
Deferred income taxes	18		494	288

Total current assets			239,282	270,183

Non current assets:
Property plant and equipment	10		130,782	143,579
Intangible asset, net	11		4,408	5,558
Goodwill	12		—	—
Investment in affiliates	13		—	1,429
Trade receivables, net	6		3,393	—
Other non current assets	14		2,228	1,159

Total non current assets			140,811	151,725

TOTAL ASSETS			380,093	421,908

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank Overdrafts	15		20,708	25,020
Current portion of long-term debt	20		3,141	3,342
Accounts payable-trade	16		75,233	67,393
Accounts payable-other	17		29,712	25,839
Unrealized foreign exchange losses	30		583	193
Income taxes	18		1,072	7,126
Deferred income taxes	18		1,000	1,000
Salaries, wages and related liabilities	19		18,299	8,325

Total current liabilities			149,748	138,238

Non current liabilities:
Employees’ leaving entitlement	3o	)	20,890	24,837
Long-term debt	20		6,162	4,171
Deferred income taxes	18		—	—
Deferred income for capital grants	3n		8,063	8,624
Other liabilities	21		21,215	34,436

Total non current liabilities			56,330	72,068

Commitments and contingent liabilities	23		—	—
Shareholders’ equity:	22
Share capital			54,853	54,853
Reserves			40,902	42,780
Additional paid-in capital			8,442	8,442
Retained earnings			66,817	102,835

Total equity attributable to Natuzzi S.p.A. and Subsidiaries			171,014	208,910
Non-controlling interest			3,001	2,692

Total shreholders’ equity			174,015	211,602

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY			380,093	421,908

See accompanying notes to the consolidated financial statements

Natuzzi S.p.A. and Subsidiaries

Consolidated Statements of Operations

Years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of euros except per share data)

			2014	2013	2012
Net sales	24		461,400	449,109	468,844
Cost of sales	25		(333,173)	(317,299)	(313,847)

Gross profit			128,227	131,810	154,997
Selling expenses	26		(128,882)	(126,634)	(132,417)
General and administrative expenses	27		(36,303)	(37,505)	(39,862)

Operating income/(loss)			(36,958)	(32,329)	(17,282)
Other income/(expense), net	28		(10,573)	(31,900)	(4,577)

Earning/(loss) before taxes and non-controlling interest			(47,531)	(64,229)	(21,859)
Income taxes	18		(1,809)	(4,136)	(4,171)

Net income/(loss)			(49,340)	(68,365)	(26,030)
Less: (Net income)/loss attributable to non-controlling interest			(17)	(211)	(74)

Net income/(loss) attributable to Natuzzi S.p.A. and Subsidiaries			(49,357)	(68,576)	(26,104)

Basic loss per share	3z	)	(0.90)	(1.25)	(0.48)
Diluted loss per share	3z	)	(0.90)	(1.25)	(0.48)
Average Ordinary Shares Outstanding			54,853,045	54,853,045	54,853,045
Average Ordinary Shares Outstanding assuming dilution			54,853,045	54,853,045	54,853,045

See accompanying notes to the consolidated financial statements

Natuzzi S.p.A. and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

Years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of euros except number of ordinary shares)

	Share Capital amount	Reserves	Additional paid in capital	Retained earnings	Equity attributable to Natuzzi S.p.A.	Non- controlling interest	Total Share holders’ equity
Balances at December 31, 2011	54,853	42,780	8,282	204,562	310,477	3,035	313,512

Italsofa Shanghai dividend distribution						(186)	(186)
IMPE acquisition minority interest			160		160	(360)	(200)
Exchange difference on translation of financial statement				(3,396)	(3,396)	(39)	(3,435)
Net Income /(loss) of the year				(26,104)	(26,104)	74	(26,030)

Balances at December 31, 2012	54,853	42,780	8,442	175,062	281,137	2,524	283,661

Exchange difference on translation of financial statement				(3,651)	(3,651)	(43)	(3,694)
Net Income /(loss) of the year				(68,576)	(68,576)	211	(68,365)

Balances at December 31, 2013	54,853	42,780	8,442	102,835	208,910	2,692	211,602

Exchange difference on translation of financial statement				11,461	11,461	292	11,753
2013 partial loss offset		(1,878)		1,878
Net Income /(loss) of the year				(49,357)	(49,357)	17	(49,340)

Balances at December 31, 2014	54,853	40,902	8,442	66,817	171,014	3,001	174,015

See accompanying notes to the consolidated financial statements

Natuzzi S.p.A. and Subsidiaries

Consolidated Statements of Cash Flows

Years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of euros)

	2014	2013	2012
Cash flows from operating activities:
Net earnings (loss)	(49,340)	(68,365)	(26,030)
Adj to reconcile net income (loss) to net cash provided by op. activities
Depreciation and amortization	14,240	16,561	17,033
Write off of Fixed Assets	—	359	339
Impairment of long lived Assets and non current investments	2,590	8,550	864
One-time termination benefit (provision)	—	19,959	—
Deferred income taxes	(161)	141	(5,957)
(Gain)/Loss on disposal of assets	(1.503)	61	1,306
Unrealized foreign exchange (gain) and losses	671	508	(1,500)
Deferred income for capital grants	(561)	(585)	(606)
Change in assets and liabilities:
Receivables, net	(20,526)	14,216	(130)
Inventories	(11,221)	3,278	11,268
Prepaid expenses and accrued income	626	93	566
Accounts payable	7,841	4,065	(215)
Income taxes	(6,054)	(2,073)	7,864
Salaries, wages and related liabilities	9,973	358	(73)
Other liabilities net	33,688	2,892	(11,352)
One-time termination benefit (utilization for settlements)	(13,495)	(1,364)	(568)
Employees’ leaving entitlement	(3,947)	(880)	(1,028)
Total adjustments	12,161	66,139	17,811

Net cash provided by (used in) operating activities	(37,179)	(2,226)	(8,219)

Cash flows from investing activities:
Property, plant and equipment:
Additions	(6,587)	(7,116)	(7,513)
Disposals	6,809	212	1,737
Government grants received	5,239	—	—
Other assets	79	(1,091)	(310)
Dividends payment	—	(202)	—
Minority interest acquisition	292	(43)	(386)

Net cash used in investing activities	5,832	(8,240)	(6,472)

Cash flows from financing activities:
Long-term debt:
Proceeds	5,000	—	—
Repayments	(3,346)	(3,274)	(3,753)
Short-term borrowings	(4,177)	(1,932)	2,811

Net cash provided by (used in) financing activities	(2,523)	(5,206)	(942)

Effect of translation adjustments on cash	5,685	(1,008)	(694)
Increase (decrease) in cash and cash equivalents	(28,185)	(16,680)	(16,327)
Cash and cash equivalents, beginning of the year	61,033	77,713	94,040
Cash and cash equivalents, end of the year	32,848	61,033	77,713
Supplemental disclosure of cash flow information:
Cash paid during the year for interest	1,359	929	662
Cash paid during the year for income taxes	6,470	7,213	2,516

See accompanying notes to the consolidated financial statements

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

1. Description of business and Group composition

The consolidated financial statements include the accounts of Natuzzi S.p.A. (‘Natuzzi’ or the ‘Company’) and of its subsidiaries (together with the Company, the ‘Group’). The Group’s primary activity is the design, manufacture and marketing of contemporary and traditional leather and fabric upholstered furniture. The subsidiaries included in the consolidation at December 31, 2014, together with the related percentages of ownership, are as follows:

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

During 2014, Natuzzi Nordic was liquidated.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

2. Basis of preparation

The financial statements utilized for the consolidation are the financial statements of each Group company at December 31, 2014, 2013 and 2012. The 2014, 2013 and 2012 financial statements have been adopted by the respective Boards of Directors of the relevant companies.

The financial statements of subsidiaries are adjusted, where necessary, to conform to Natuzzi’s accounting principles and policies, which are consistent with Italian legal requirements governing financial statements considered in conjunction with established accounting principles promulgated by the Italian Accounting Profession (OIC).

Established accounting principles in the Republic of Italy vary in certain significant respects from generally accepted accounting principles in the United States of America. Information relating to the nature and effect of such differences is presented in note 31 to the consolidated financial statements.

3. Summary of significant accounting policies

During 2014, the Italian Accounting Profession completed the review and update of the Italian accounting principles, started in 2010. The project was mainly aimed to consider the developments following changes in legislation, international and national accounting practice and accounting interpretations.

The new set of accounting principles is effective for financial statements closed as of December 31, 2014. The impacts deriving from the adoption of the new standards, where applicable, have been disclosed in the notes.

The significant accounting policies followed in the preparation of the consolidated financial statements are also based on the considerations indicated in paragraph “Liquidity and Capital Resources” included in Item 5 of this Annual Report and are outlined below.

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

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

c) Forward and collars exchange contracts

The Group enters into forward exchange contracts (known in Italian financial markets as domestic currency swaps) and, for a limited number of contracts, into so called “zero cost collars” exchange rate derivative instruments to manage its exposure to foreign currency risks. The Group does not enter into these contracts on a speculative basis, nor is hedge effectiveness constantly monitored. As a consequence of this, forward and collar exchange contracts are not used to hedge any on or off-balance sheet items. Therefore, at December 31, 2014, 2013 and 2012 all unrealized gains or losses on such contracts are recorded in other income (expense), net, in the consolidated statements of operations.

d) Financial statements of foreign operations

The financial statements of foreign subsidiaries expressed in foreign currency are translated directly into euro as follows: i) year-end exchange rate for assets, liabilities, and shareholders’ equity and ii) average exchange rates during the year for revenues and expenses. The resulting exchange differences on translation are recorded as a direct adjustment to shareholders’ equity.

e) Cash and cash equivalents

The Company classifies as cash and cash equivalents cash on hand, amounts on deposit and on account in banks.

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

Gains and losses realized on the sale of marketable debt securities are computed based on a weighted-average cost of the specific securities being sold. Realized gains and losses are charged to other income (expense), net.

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

i) Property, plant and equipment

Property, plant and equipment is stated at historical cost, except for certain buildings which were revalued in 1983, 1991 and 2000 according to Italian revaluation laws. Maintenance and repairs are expensed; significant improvements are capitalized and depreciated over the useful life of the related assets. The cost or valuation of fixed assets is depreciated on the straight-line method over the estimated useful lives of the assets (refer to note 10). The related depreciation expense is allocated to cost of goods sold, selling expenses and general and administrative expenses based on the usage of the assets. Depreciation is calculated also for assets not in use.

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

k) Investment in affiliates

The affiliate enterprise is Salena S.r.l. in which the Company owns 49% and has a significant influence. This affiliate has interests in real estate. We account for ownership interest under the acquisition cost method, net of any estimated impairment loss, since we have significant influence but we do not control.

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

At December 31, 2014 and 2013 the deferred income for capital grants shown in the consolidated balance sheet amounts to 8,063 and 8,624, respectively.

The amortization of these grants recorded in net sales of the consolidated statement of operations for the years ended December 31, 2014, 2013 and 2012, amounts to 442, 461 and 470, respectively.

Cost reimbursement grants relating to research, training and other personnel costs are credited to income when there is a reasonable assurance of receipt from government agencies.

o) Employees’ leaving entitlement

Leaving entitlements represent amounts accrued for each Italian employee that are due and payable upon termination of employment, assuming immediate separation, determined in accordance with applicable Italian labour laws. The Group accrues the full amount of employees’ vested benefit obligation as determined by such laws for leaving entitlements. At December 31, 2014 and 2013 employees’ leaving entitlement shown in the consolidated balance sheets amounts to 20,890 and 24,837, respectively.

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

The expenses recorded for the leaving entitlement for the years ended on December 31, 2014, 2013 and 2012 were 5,690, 6,162 and 6,393, respectively.

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

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

r) Shipping and handling costs

Shipping and handling costs sustained to transport products to customers are expensed in the periods incurred and are included in selling expenses. Shipping and handling expenses recorded for the years ended December 31, 2014, 2013 and 2012 were 42,326, 40,461 and 42,577, respectively.

s) Advertising costs

Advertising costs (other than those capitalized as intangibles) are expensed in the periods incurred and are included in selling expenses. Advertising expenses recorded for the years ended December 31, 2014, 2013 and 2012 were 17,943, 16,152 and 19,527, respectively.

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

v) Research and development costs

Research and development costs are expensed in the period incurred. At December 31, 2014 and 2013 research and development expenses were 5,794 and 7,940 respectively.

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

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The following table provides the amounts used in the calculation of losses per share:

	2014	2013	2012
Net loss attributable to ordinary shareholders	(49,357)	(68,576)	(26,104)

Weighted-average number of ordinary shares outstanding during the year	54,853,045	54,853,045	54,853,045
Increase resulting from assumed conversion of share grants and options	—	—	—

Weighted-average number of ordinary shares and potential shares outstanding during the year	54,853,045	54,853,045	54,853,045

4. Cash and cash equivalents

Cash and cash equivalents are analyzed as follows:

	2014	2013
Cash on hand	96	180
Bank accounts	32,752	60,853

	32,848	61,033

The following table shows the Group’s cash and cash equivalents broken-down by country/region

	2014	2013
China	18,898	52,429
Europe	13,328	7,961
North America	388	378
South America	198	105
Other	36	160

	32,848	61,033

In China, during 2014 the Company pledged a deposit of 110 million RMB (14.6 million euro) in order to obtain a bank overdraft. Following repayment of the overdraft in January 2015, the pledge has been released.

5. Marketable debt securities

Details regarding marketable debt securities are as follows:

	2014	2013
Foreign corporate bonds	4	4

	4	4

The contractual maturity of the Group’s marketable debt securities at December 31, 2014 is on short term.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

6. Trade receivables, net

Trade receivables are analyzed as follows:

	2014	2013
North American customers	42,633	32,100
Other foreign customers	40,749	33,045
Domestic customers	25,019	24,951

Total trade receivables	108,401	90,096
(Allowance for doubtful accounts)	(9,021)	(11,243)

Total trade receivables, net	99,380	78,853

Total trade receivables, net current	95,987	78,853
Total trade receivables, net non-current	3,393	—

Total trade receivables, net	99,380	78,853

Trade receivables are due primarily from major retailers who sell directly to their customers. Trade receivables due from related parties amounted to 5,501 as at December 31, 2014 (5,471 in 2013). Sales to related parties amounted to 6,837 in 2014 (6,359 in 2013). Transactions with related parties were conducted at arm’s length. During 2014, payments by instalments were agreed upon, with related parties, expiring in 2020. Following the agreements reached, the non-current portion of receivables, amounting to 3,393, was reclassified to non-current assets.

As of December 31, 2014, 2013 and 2012 and for each of the years in the three-year period ended December 31, 2014, the Company had customers who exceeded 5% of trade receivables and/or net sales as follows:

Trade receivables	N° of customers	% of trade receivables
2014	2	21%
2013	2	15%
2012	2	17%

Net sales	N° of customers	% of net sales
2014	2	9%
2013	2	14%
2012	2	15%

In 2014, 2013 and 2012 one customer accounted for approximately 5%, 8% and 8% of the total net sales of the Group, respectively. This customer operates many furniture stores throughout the United States.

The Company insures with a third party its collection risk in respect of a significant portion of accounts receivable outstanding balances, and estimates an allowance for doubtful accounts based on the insurance in place, the credit worthiness of its customers, as well as general economic conditions.

The following table provides the movements in the allowance for doubtful accounts:

Allowance for doubtful accounts	2014	2013	2012
Balance, beginning of year	11,243	9,848	10,647
Charges-bad debt expense	536	3,546	471
(Reductions-write off of uncollectible accounts)	(2,758)	(2,151)	(1,270)

Balance, end of year	9,021	11,243	9,848

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Trade receivables denominated in foreign currencies at December 31, 2014 and 2013 totaled 61,042 and 42,357, respectively. These receivables consist of the following:

Trade receivables in foreign currencies	2014	2013
U.S. dollars	38,209	23,821
Canadian dollars	9,246	9,461
British pounds	8,018	2,366
Australian dollars	2,299	1,847
Other currencies	3,270	4,862

Total	61,042	42,357

7. Other receivables

Other receivables are analyzed as follows:

	2014	2013
Receivable from National Institute for Social Security	2,483	16,473
Government capital grants	—	5,239
VAT	2,057	4,484
Receivable from tax authorities	2,844	2,901
Advances to suppliers	5,699	8,579
Other	5,029	10,808

	18,112	48,484

The “Receivable from National Institute for Social Security” represents the amounts anticipated by the Company on behalf of such governmental institute related to salaries for those employees subject to temporary work force reduction. The decrease with respect to 2013 is due to the partial offsetting of the receivable against the payment of taxes and social contributions during 2014.

The receivable for “Government capital grants” represented remaining amounts due from government agencies related to capital expenditures that have been incurred, and was collected in 2014.

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

The “Other” caption primarily includes deposits and certain receivables related to green incentive for photovoltaic investment. The decrease with respect to 2013 is related to the portion (4.6 million, collected in March 2014) of the compensation with the Shanghai Municipality deriving from the second supplementary agreement that was signed in July 2013 between the Company and the Shanghai Municipality, pursuant to which the Company obtained the reimbursement of taxes due on 2011 relocation compensation.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

8. Inventories

Inventories are analyzed as follows:

	2014	2013
Leather and other raw materials	55,344	47,206
Goods in process	9,059	8,931
Finished products	25,810	22,854

	90,213	78,991

As of December 31, 2014 inventories increase by 11,222 with respect to December 31, 2013. The increase is mainly related to leather and other raw materials which the Company had to stock, to face increased orders in the last part of the year.

As of December 31, 2014 and 2013 the provision for slow moving and obsolete raw materials and finished products included in inventories amounts to 6,799 and 6,572, respectively.

9. Prepaid expenses and accrued income

Prepaid expenses and accrued income are analyzed as follows:

	2014	2013
Accrued income	6	4
Prepayments	1,306	1,934

	1,312	1,938

Prepayments mainly include the rent advance payment on factory buildings.

10. Property, plant and equipment and accumulated depreciation

Fixed assets are listed below together with accumulated depreciation.

2014	Cost or valuation	Accumulated depreciation	Net book value	Annual rate of depreciation
Land and industrial buildings	166,914	(70,181)	96,733	0 – 10%
Machinery and equipment	122,694	(100,137)	22,557	10 – 25%
Airplane	—	—	—	3%
Office furniture and equipment	14,726	(13,392)	1,334	10 – 20%
Retail gallery and store furnishings	31,935	(30,756)	1,179	25 – 35%
Transportation equipment	4,244	(3,825)	419	20 – 25%
Leasehold improvements	18,167	(10,140)	8,027	10 – 20%
Construction in progress	533	—	533	—

Total	359,213	(228,431)	130,782

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

2013	Cost or valuation	Accumulated depreciation	Net Book value	Annual rate of depreciation
Land and industrial buildings	166,056	(65,797)	100,259	0 – 10%
Machinery and equipment	123,781	(100,414)	23,367	10 – 25%
Airplane	24,075	(17,331)	6,744	3%
Office furniture and equipment	23,155	(21,402)	1,753	10 – 20%
Retail gallery and store furnishings	32,068	(30,336)	1,732	25 – 35%
Transportation equipment	4,266	(3,873)	393	20 – 25%
Leasehold improvements	17,648	(9,853)	7,795	10 – 20%
Construction in progress	1,536	—	1,536	—

Total	392,585	(249,006)	143,579

The following table shows the Long lived assets down by country:

	2014	2013
Italy	75,458	88,737
Romania	17,477	18,450
United States of America	14,247	12,805
China	11,767	11,195
Brazil	11,152	11,326
Spain	210	—
UK	160	1,019
Other countries	311	47

Total	130,782	143,579

The increase in long lived assets pertaining to United States is connected to new shop openings occurred in 2014.

In 2014 the Company performed an impairment review of its fixed assets.

For assets in use, the Company determined the fair value using the Undiscounted and Discounted Cash Flow, at the lowest level for which identifiable cash flows are independent of other cash flows, and compared it with the carrying value of its fixed assets. Cash flow projections were derived from the Business Plan 2014-2016, adopted by the Board of Directors on February 28, 2014, as updated by management to reflect the roll-forward of the Plan in the next years.

For assets not in use/to be disposed of, the fair value was estimated through third-party independent external appraisals, and, for some specific assets (Pojuca plant) through the most recent market value determined on the basis of a preliminary sale agreement stipulated in the first months of 2015.

As a result of the impairment tests performed, the Company recorded an impairment loss totaling 1,160 was recorded (414 as “lands and industrial buildings”, 746 as “retail gallery and store furnishing”).

In 2013 the Company performed an impairment review of its fixed assets and an impairment loss totaling 8,550 was recorded (450 as “land and industrial buildings”, 448 as “machinery and equipment”, 1,659 as “retail gallery and store furnishing” and 5,993 as “airplane”).

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

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

For assets not in use/to be disposed of, the fair value was estimated through third-party independent external appraisals, and, for some specific assets (aircraft) through the most recent market value determined on the basis of a preliminary sale agreement stipulated in the first months of 2014.

Following the main impairments performed by country.

In Brazil the Company in order to improve its worldwide manufacturing efficiency, in 2008 decided to close and try to sell one of the two Brazilian manufacturing plants located in Pojuca—State of Bahia. This decision was formally confirmed in 2010 with a Board of Director’s resolution. The plant was classified as property, plant and equipment since the sale was deemed unlikely to happen in the short term. Impairment tests were performed from 2008 on, based on third-party independent appraisals, which resulted in the recording of an impairment loss of 2,911 in 2008 and an additional impairment loss of 1,036 in 2011. As of December 31, 2011 the carrying value of the plant, net of the 2008 and 2011 impairment loss, was 5,891.

During 2012 the company revaluated its earlier decision to sell the plant, given its growth plans in Brazil. As of December 31, 2012, the Company performed the annual impairment analysis with a new third-party independent appraisal and determined that its carrying value was less than the fair value less cost to sell. As consequence, no additional impairment loss was recorded in the 2012 consolidated statement of operations. As of December 31, 2012 the carrying value, net of the 2008 and 2011 impairment loss, was still 5,891.

As of December 31, 2013, new external appraisals were requested for the review of the fair market value of Pojuca plant (not in use) and Simoes Filho plant (currently in use). The appraisals determined that the carrying values of these plants (net of the impairment losses already recorded for the Pojuca plant) were less than the fair value less cost to sell for each of the plant considered. As a consequence, no additional impairment loss has been recorded in 2013 consolidated statement of operations. As of December 31, 2013 the carrying value of the plant not in use (Pojuca), net of the 2008 and 2011 impairment loss, was 4,936.

As of December 31, 2014, a new impairment test has been performed for the Pojuca plant (not in use) and Simoes Filho plant (currently in use). The impairment test has been based on new third-party external appraisals that determined the carrying values of these plants do not exceed the fair value less cost to sell for each of the plant considered. Also, during 2014, negotiations started with a third party for the sale of the Pojuca plant. In particular, in July 2014 a rental agreement with a sale promise clause was signed, followed by a preliminary sale/purchase agreement signed in the first months of 2015, in which the agreed sale price is higher than the carrying value of the plant as of December 31, 2014. To date, the first instalment of the sale price has already been collected. For the reported considerations, no additional impairment loss has been recorded in 2014. As of December 31, 2014 the carrying value of the plant not in use (Pojuca), net of the 2008 and 2011 impairment loss, remains therefore 4,936.

In Italy, the Company in 2008 decided to close and market for sale some industrial buildings mainly utilized as warehouses and located in the cities of Altamura and Matera nearby the Group’s headquarters in Santeramo in Colle. As a result of this decision the Company performed an impairment analysis and recorded an impairment loss of 1,792. As of December 31, 2012 the carrying value, net of the 2008 impairment loss, of the three remaining industrial buildings not in use was 3,842.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

As of December 31, 2013, as a consequence of the reorganization process of the Group that resulted in the agreement entered into with government Ministries, regions and trade unions on October 10, 2013, two other plants (Ginosa and Matera—La Martella) were idled and considered not to be used in the near term (2014). As a consequence, at year-end, after recording the depreciation charge for the year, the Company performed an impairment analysis estimating the fair value of all industrial buildings not in use on the basis of observable market transactions involving sales of comparable buildings and third party independent appraisals. Based on these third-party independent appraisals, the Company recorded an impairment loss of 404.

As of December 31, 2014, new third-party external appraisals have been requested for the review of the fair market value of plants not in use. The appraisals have resulted for some plants in a carrying value higher than the fair value, for an amount of 357, which the Company has recorded as impairment loss.

Also, in 2013 the Company performed an impairment test was performed on plants being used and assets pertaining to the Italian retail business unit. The recoverable amount was determined as value in use, using the Discounted Cash Flow method, derived from the Business Plan 2014-2016, as adopted by the Board of Directors on February 28, 2014. The impairment test resulted in the recording of an impairment loss of 698 for long-lived assets connected to the retail business unit. Also, as of December 31, 2013, an impairment loss of 5,993 was recorded for a specific asset (Airplane), as a result of a preliminary sale agreement signed by the Company in March 2014, in order to align the carrying value of the Airplane to the market value. The airplane has been formally sold in August 2014, recording an additional loss of 99.

During 2014, a new impairment test has been performed on plants being used and assets pertaining to the Italian retail business unit, in consideration of the history of losses over the past few years. The recoverable amount has been determined as value in use, using the Discounted Cash Flow method, derived from the updated Business Plan 2015-2020. No impairment loss has been recorded as a result of the test performed.

In China, an impairment test has been performed in 2014 on the Chinese plant, in consideration of the loss for the year. In particular, the delays in the implementation of the new manufacturing process (“moving line”) caused a decline in revenues and an increase in production costs, for the higher need of external labor in order to face the market demand. The recoverable amount has been determined as value in use, using the Discounted Cash Flow method, derived from the updated Business Plan 2015-2020. No impairment loss has been recorded as a result of the test performed

In Spain, in 2012 the Company performed an impairment review of the retail long-lived assets and an impairment loss of 864 was recorded. The Company determined the fair value of the assets using the Discounted Cash Flow, at the lowest level for which identifiable cash flows are independent of other cash flows, and compared it with the carrying value of its fixed assets. An impairment loss arose due, in particular, to the decline in cash flow projections related to the uncertain prospects for full economic recovery in Spain, since private consumption was negatively impacted by a general weakness in the job market, high levels of public indebtedness, and a decreasing level of savings among families.

As of December 31, 2013, an additional impairment test has been performed for the retail long-lived assets (equipment and retail gallery and store furnishing) as a consequence of the reported losses of stores and galleries over the past few years. The recoverable amount was determined as value in use, using the Discounted Cash Flow method, derived from the Business Plan 2014-2016, as adopted by the Board of Directors on February 28, 2014. The impairment test resulted in the recording of an impairment loss of 482.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

In UK, in 2014 the Company has performed an impairment for the retail long-lived assets (equipment and retail gallery and store furnishing) as a consequence of the reported losses of stores and galleries over the past few years. The recoverable amount has been determined as value in use, using the Discounted Cash Flow method, derived from the updated Business Plan 2015-2020. The impairment test resulted in the recording of an impairment loss of 649.

In 2013, assets write-off were recorded for some stores that were closed during 2013. The total asset write-off was 246.

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

In the other countries (Romania, United States of America), no impairment indicators arose in the current year, thanks to the positive track record of operating results.

11. Intangible assets

Intangible assets consist of the following, together with accumulated amortization:

2014	Gross carrying amount	Accumulated amortization	Net book value
Software	26,444	(23,928)	2,516
Trademarks, patents and other	14,889	(12,997)	1,892

Total	41,333	(36,925)	4,408

2013	Gross carrying amount	Accumulated amortization	Net book Value
Software	25,503	(22,115)	3,388
Trademarks, patents and other	14,490	(12,320)	2,170

Total	39,993	(34,435)	5,558

During 2013, the Company included in “Trademarks, patents and other” the advertisement costs related to the launch of its new armchair, Re-vive, for an amount of 1,225. At December 31, 2014 these advertisement costs amount to 918, net of the depreciation charge for the year.

Impairment tests have been performed on these costs both in 2013 and in 2014. The recoverable amount has been determined as value in use, using the Discounted Cash Flow method, derived, for 2013, from the Business Plan 2014-2016, as adopted by the Board of Directors on February 28, 2014, and, for 2014, from the updated Business Plan 2015-2020. No impairment loss has been recorded.

Amortization expense recorded for these assets was 2,515, 3,212 and 2,683 for the years ended December 31, 2014, 2013 and 2012, respectively. Estimated amortization expense for the next five years is 2,508 in 2015, 1,396 in 2016, 317 in 2017, 82 in 2018, 58 in 2019 and 47 in 2020.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

12. Goodwill

At December 31, 2014 and 2013 the net book value of goodwill may be analyzed as follows:

	2014	2013
Gross amount	9,136	9,136
Less accumulated amortization	(9,136)	(9,136)

Total, net	—	—

The changes in the carrying amount of goodwill for the year ended December 31, 2014, 2013 and 2012 are as follows:

	2014	2013	2012
Balance, beginning of year	—	81	261
Increase for new acquisition	—	—	—
(Reductions for amortization)	—	(81)	(180)

Balance, end of year	—	—	81

During 2013, the depreciation process of Goodwill, related to a small operating unit named “Italian retail owned stores”, was completed and, as a consequence, its net book value is nil and aligned with the US GAAP where the original carrying value was already written-off. See Note 31.

13. Investment in affiliates

At December 31, 2013 investments in affiliates included the 49% interest in Salena S.r.l., which carrying value was 1,429.

At December 31, 2014, the investment has been totally impaired, in consideration of some legal disputes among shareholders.

14. Other non-current assets

Other non-current assets consist of the following:

	2014	2013
Security deposits	900	1,159
Receivable from extraordinary disposal	1,328	—

Total	2,228	1,159

In consideration the efficiency actions set forth in the Group Transformation Plan, which implementation started in 2014, the Company outsourced the security and doorkeeping services, selling them to a former related party.

At December 31, 2014, other non-current assets include therefore the receivable of 1,328 deriving from this operation, which collection will start from 2016.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

15. Bank overdrafts

Bank overdrafts consist of the following:

	2014	2013
Bank overdrafts	20,708	25,020

Bank overdrafts are payable on demand and only relate to Italian entities. The weighted average interest rates on the above overdrafts at December 31, 2014 and 2013 are as follows:

	2014	2013
Bank overdrafts	4.50%	3.89%

Letters of credit available to the Group amounted to 46,899 and 47,026 at December 31, 2014 and 2013, respectively. The unused portion of these facilities, for which no commitment fees are due, amounted to 253 and 1,028 at December 31, 2014 and 2013, respectively.

16. Accounts payable-trade

Accounts payable-trade totaling 75,233 and 67,393 at December 31, 2014 and 2013, respectively, represent principally amounts payable for purchases of goods and services in Italy and abroad, and include 25,286 and 19,392 at December 31, 2014 and 2013, respectively, denominated in foreign currencies.

17. Accounts payable-other

Accounts payable-other are analyzed as follows:

	2014	2013
Provision for warranties	6,575	6,335
Advances from customers	7,458	4,776
Cooperative advertising and quantity discount	5,525	3,956
Withholding taxes on payroll and on others	2,122	2,329
Other accounts payable	8,032	8,443

Total	29,712	25,839

“Other accounts payable” represents principally VAT payable.

The following table provides the movements in the “Provision for warranties”:

	2014	2013	2012
Balance, beginning of year	6,335	5,804	7,180
Charges to profit and loss	2,051	2,492	1,000
Reductions for utilization	(1,811)	(1,961)	(2,376)

Balance, end of year	6,575	6,335	5,804

18. Taxes on income

Italian companies are subject to two enacted income taxes at the following rates:

	2014	2013	2012
IRES (state tax)	27.50%	27.50%	27.50%
IRAP (regional tax)	4.82%	4.82%	4.82%

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

IRES is a state tax and is calculated on the taxable income determined on the income before taxes modified to reflect all temporary and permanent differences regulated by the tax law. The enacted IRES tax rate for 2014, 2013 and 2012 is 27.50% of taxable income.

IRAP is a regional tax and each Italian region has the power to increase the current rate of 3.90% by a maximum of 0.92%. In general, the taxable base of IRAP is a form of gross profit determined as the difference between gross revenues (excluding interest and dividend income) and direct production costs (excluding labour costs, interest expense and other financial costs). The enacted IRAP tax rate due in Puglia region for 2014, 2013 and 2012 is 4.82% (3.90% plus 0.92%). Total income taxes for the years ended December 31, 2014, 2013 and 2012 are allocated as follows:

	2014	2013	2012
Current:
- Domestic	(1,175)	(1,212)	(1,856)
- Foreign	(796)	(2,835)	(8,309)

Total (a)	(1,971)	(4,047)	(10,165)

Deferred:
- Domestic	—	—	(1,000)
- Foreign	162	(89)	6,994

Total (b)	162	(89)	5,994

Total (a+b)	(1,809)	(4,136)	(4,171)

Certain foreign subsidiaries enjoy significant tax benefits, such as corporate income tax exemptions or reductions of the corporate income tax rates effectively applicable. The tax reconciliation table reported below shows the effect of such “tax exempt income” on the Group’s 2014, 2013 and 2012 income tax charge.

Consolidated “Net income/(loss) before income taxes and non-controlling interest” of the consolidated statement of operations for the year ended December 31, 2014, 2013 and 2012, is analyzed as follows:

	2014	2013	2012
Domestic	(28,062)	(60,085)	(11,144)
(a) Foreign	(19,469)	(4,144)	(10,715)

(b) Total	(47,531)	(64,229)	(21,859)

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The effective income taxes differ from the expected income tax expense (computed by applying the IRES state tax, which is 27.5% for 2014, 2013 and 2012, to income before income taxes and non-controlling interest) as follows:

	2014	2013	2012
Expected tax benefit at statutory tax rates	13,070	17,663	6,011
Effects of:
-Tax exempt income	3,570	1,450	1,109
-Aggregate effect of different tax rates in foreign jurisdictions	(587)	1,311	965
- Italian regional tax	(1,150)	(1,212)	(1,854)
- Expiration and write off tax loss carry-forwards	—	(3,101)	—
- Non-deductible expenses	(3,113)	(3,250)	(993)
- Provisions for contingent liabilities	—	—	—
- Depreciation and impairment of goodwill	—	(5)	(5)
- Effect of net change in valuation allowance established against deferred tax assets	(13,600)	(16,992)	(8,679)
- Tax effect of unremitted earnings	—	—	(725)

Actual tax charge	(1,809)	(4,136)	(4,171)

The effective income tax rates for the years ended December 31, 2014, 2013 and 2012 were 3.81%, 6.44% and 19.08%, respectively.

The related Income tax debt recorded for the years ended December 31, 2014 and 2013 is 1,072 and 7,126, respectively.

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities at December 31, 2014 and 2013 are presented below:

	2014	2013
Deferred tax assets:
Tax loss carry-forwards	96,026	75,839
Provision for warranties	1,993	1,976
Allowance for doubtful accounts	2,277	3,890
Unrealized net losses on foreign exchange	2,514	1,152
Impairment of long-lived assets	2,639	4,554
One-time termination benefits	3,094	6,805
Inventory obsolescence	1,685	1,648
Goodwill and intangible assets	1,358	1,503
Intercompany profit on inventory	1,210	1,176
Provision for contingent liabilities	2,092	1,893
Provision for sales representatives	354	339

Total gross deferred tax assets	115,242	100,775
Less valuation allowance	(112,372)	(98,772)
Net deferred tax assets (a)	2,870	2,003

Deferred tax liabilities:
Unrealized net gains on foreign exchange	(2,239)	(1,008)
Unremitted earnings of subsidiaries	(137)	(137)
With tax on unremitted earnings of subsidiaries	(1,000)	(1,000)
Government Grants	—	(570)
Other temporary differences	—	—

Total deferred tax liabilities (b)	(3,376)	(2,715)

Net deferred tax assets (a + b)	(506)	(712)

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

The valuation allowance for deferred tax assets as of December 31, 2014 and 2013 was 112,372 and 98,772, respectively. The net change in the total valuation allowance for the years ended December 31, 2014 and 2013 was an increase of 13,600 and 16,992, respectively. In assessing the reliability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and the tax loss carry-forwards are utilized. The increase of the 2014 deferred tax assets is related to some temporary differences of foreign subsidiaries.

Starting from 2012, in Italy, a new tax rule has been adopted for tax losses carry forwards. From 2012 all net losses carried forward no longer expire, with the only limitation being that such loss carryforwards can be utilized to off-set a maximum of 80% of the taxable income in each following year. The new tax rule is applicable also to net losses recorded in previous periods.

Given the cumulative loss position of the Company and of most of the Italian and foreign subsidiaries as of December 31, 2014 and 2013, and despite the new tax rule described above, management has considered the scheduled reversal of deferred tax liabilities and tax planning strategies, in making their assessment. The management after a reasonable analysis as of December 31, 2014 and 2013 has not identified any relevant tax planning strategies prudent and feasible available to reduce the valuation allowance. Therefore, at December 31, 2014 and 2013 the realization of the deferred tax assets is primarily based on the scheduled reversal of deferred tax liabilities, except in certain historically profitable jurisdictions.

Based upon this analysis, management believes it is not more likely than not that Natuzzi Group will realize the benefits of these deductible differences and net operating losses carry-forwards, net of the existing valuation allowance at December 31, 2014 and 2013.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Net deferred income tax assets are included in the consolidated balance sheets as follows:

2014	Current	Non current	Total
Gross deferred tax assets	5,881	109,361	115,242
(c) Less Valuation allowance	(3,011)	(109,361)	(112,372)

(d) Deferred tax assets	2,870	—	2,870
Deferred tax liabilities compensated	(2,376)	—	(2,376)

Net deferred tax assets	494	—	494

Deferred tax liabilities	(1,000)	—	(1,000)

Net deferred tax assets (liabilities)			(506)

2013	Current	Non current	Total
Gross deferred tax assets	4,249	96,526	100,775
Less Valuation allowance	(2,246)	(96,526)	(98,772)

Deferred tax assets	2,003	—	2,003
Deferred tax liabilities compensated	(1,715)	—	(1,715)

Net deferred tax assets	288	—	288

Deferred tax liabilities	(1,000)	—	(1,000)

Net deferred tax assets (liabilities)			(712)

As of December 31, 2014, taxes that are due on the distribution of the portion of shareholders’ equity equal to unremitted earnings of some of the subsidiaries is 137 and the 10% of the withholding tax has also posted considering that these unremitted earnings will be distributed as dividends. The Group has provided for such taxes as the likelihood of distribution is probable. As of December 31, 2014 the tax losses carried-forward of the Group total 337,648 and expire as follows:

2015	2,280
2016	1,971
2017	1,498
2018	1,423
2019	13,162
Thereafter	54,773
No expiration	262,541

Total	337,648

19. Salaries, wages and related liabilities

Salaries, wages and related liabilities are analyzed as follows:

	2014	2013
Salaries and wages	7,034	1,344
Social security contributions	7,104	3,462
Vacation accrual	4,161	3,519

Total	18,299	8,325

The increase in salaries and wages is mainly deriving from the payment deferment of December salaries, settled in January 2015.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The increase in social security contributions is mainly attributable to the liabilities of November and December 2014, for which the Company has asked and obtained a payment by instalment.

Salaries and wages include by 1,720 incentive payments relate to the unsettled portion of incentives granted to employees further to the agreements signed with social parties in October 2013 (see note 28). In particular, for some employees, payments by instalments have been agreed upon, ending in April 2015.

20. Long-term debt

Long-term debt at December 31, 2014 and 2013 consists of the following:

	2014	2013
6-months Euribor (360) plus a 3.9% spread long-term debt with final payment due August 2019	5,000	—
2.25% long-term debt payable in annual equal installments with final payment due May 30, 2015	301	597
3-months Euribor (360) plus a 1.0% spread long-term debt with final payment due August 2015	1,946	4,356
0.74% long-term debt payable in annual installments with final payment due April 2018	2,056	2,560

Total long-term debt	9,303	7,513
Less: (current installments)	(3,141)	(3,342)

Long-term debt, excluding current installments	6,162	4,171

In 2014 the Company obtained a new Long term debt of a nominal amount of 5,000 with installments payable on a monthly basis and with final payments due August 2019. This long term floating-rate debt provides variable installments depending on the 6-months Euribor (360) plus a 3.9% spread. The loan is guaranteed by a mortgage on some Italian plants for an amount of 10,000. During 2013 and 2014 the Company punctually reimbursed all the installment of the aforementioned long term loans.

Loan maturities after 2014 are summarized below:

2016	1,700
2017	1,756
2018	1,813
2019	893
Thereafter	—

Total	6,162

At December 31, 2014 and 2013 there are no covenants on the above long-term debt. In addition, at December 31, 2014 and 2013 there is no long-term debt denominated in foreign currencies.

Interest expense related to long-term debt for the years ended December 31, 2014, 2013 and 2012 was 152, 111 and 209 respectively. Interest expense is paid with the related installment (quarterly, semi-annual or annual).

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

21. Other liabilities

Other liabilities consist of:

	2014	2013
Provision for tax and legal proceedings	7,001	7,315
One-time termination benefits	11,235	24,730
Termination indemnities for sales agents	1,139	1,095
Other provisions	1,840	1,296

	21,215	34,436

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

Provision for tax and legal proceedings	2014	2013	2012
Balance, beginning of year	7,315	8,293	12,237
-Increase for new provision	—	1,433	740
-(Reductions)	(314)	(2,411)	(4,684)

Balance, end of year	7,001	7,315	8,293

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

Before the end of the first lay-off period (October 15, 2013), an agreement was signed between the Company and the Trade Unions by which the Company obtained the extension by one year (October 15, 2014) of the special Social Security procedure called “CIGS—Cassa Integrazione Guadagni Straordinaria”, and the number of redundant workers was estimated at 1,506, with the possibility for maximum 600 workers to adhere to an incentive payments program ending in May 2014. Based on the agreement dated October 10, 2013, the Company, at December 31, 2013 increased the One-time termination benefits reserve to 24,730 with an additional accrual of 19,959 recorded as a non-operating expense, under the line “other income/(expense) net” of the consolidated statement of operations for the year ended December 31, 2013 (see note 28). The provision, calculated by the

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Company together with its labor consultants, considered (i) the cost of future layoffs, to be paid for those workers not adhering to the incentive payments program (ii) the best estimation of incentive payments to be paid in 2014 (iii) the advance notice remuneration owed to redundant workers in case of termination.

During 2014, the Company obtained the postponement of the “CIGS—Cassa Integrazione Guadagni Straordinaria” by one additional year (expiring on October 16, 2015) for 1.550 workers.

Also, in 2014, negotiations started with social parties to obtain a solidarity agreement aimed to avoid layoffs by reducing the number of daily work hours for all employees and reduce labor and social contribution costs. The agreement was finally signed on March 3, 2015 and refers to a total number of 1,818 workers, net of the 429 workers that left the Company further to the acceptance of incentive payments. Remaining redundant employees amount to 516, to be managed through possible reabsorptions at the Ginosa site and at newcos being established, together with incentive payment programs to be defined. Based on the new estimation of the redundancy, no accrual was posted in 2014 to the one-time termination benefit provision since the Company estimated, together with its labor consultant, that the remaining provision is sufficient enough to cover the cost of future layoffs and/or incentive payments to be agreed upon.

One time termination benefit	2014	2013	2012
Balance, beginning of year	24,730	6,135	6,703
-Increase for new provision	—	19,959	—
-(Utilization for settlements)	(13,495)	(1,364)	(568)

Balance, end of year	11,235	24,730	6,135

During 2014, 2013 and 2012, the Company granted one-time termination benefits of 13,495, 1,364 and 568 respectively, to the workers terminated pursuant to individual agreements reached during each year. For 2014, termination benefits paid amount to 11,775 on total recognized benefits of 13,495. For the remaining 1,720 recognized benefits, payments by instalments have been agreed upon, ending in April 2015.

22. Shareholders’ equity

The share capital is owned, as of December 31, as follows:

	2014	2013
Mr. Pasquale Natuzzi*	56.5%	55.1%
Mrs. Anna Maria Natuzzi	2.6%	2.6%
Mrs. Annunziata Natuzzi	2.5%	2.5%
Other investors	38.4%	39.8%

	100%	100%

*	through Invest 2003 S.r.l.

An analysis of the “Reserves” is as follows:

	2014	2013
Legal reserve	11,199	11,199
Monetary revaluation reserve	1,344	1,344
Government capital grants reserve	27,871	29,749
Majority shareholder capital contribution	488	488

Total	40,902	42,780

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The number of ordinary shares issued at December 31, 2014 and 2013 is 54,853,045. The par value of one ordinary share is euro 1.

Italian law requires that 5% of net income of the parent company and each of its consolidated Italian subsidiaries be retained as a legal reserve, until this reserve is equal to 20% of the issued share capital of each respective company. The legal reserve may be utilized to cover losses; any portion which exceeds 20% of the issued share capital is distributable as dividends. The legal reserve totaled 11,199 at December 31, 2014 and 2013, respectively.

During 2014, the government capital grants reserve decreased by 1,878 as a consequence of the partial offset of the loss for 2013 recorded by the parent company.

During 2008 the majority shareholder made a contribution of 488 recorded by the Company under shareholder’s equity in the line item “reserves”.

The translation adjustment included in retained earnings of shareholders’ equity related to translation of the Group’s foreign assets and liabilities at December 31, 2014 was a credit of 11,461 (debit of 3,651 at December 31, 2013).

Non-controlling interest—Non-controlling interest shown in the accompanying consolidated balance sheet at December 31, 2014 is 3,001 (2,692 at December 31, 2013). The variation includes the effect of the exchange difference on group’s foreign financial statements.

23. Commitments and contingent liabilities

Several companies of the Group lease manufacturing facilities and stores under non-cancellable lease agreements with expiry dates through 2023. Rental expense recorded for the years ended December 31, 2014, 2013 and 2012 was 15,933, 17,602 and 17,931, respectively. As of December 31, 2014, the minimum annual rental commitments are as follows:

2015	13,329
2016	12,818
2017	13,075
2018	13,021
2019	13,201
Thereafter	8,571

Total	74,015

Certain banks have provided guarantees at December 31, 2014 to secure payments to third parties amounting to 788 (898 at December 31, 2013). These guarantees are unsecured and have various maturities extending through December 31, 2016.

Following the “defensive” job-security agreement signed with social parties on March 3, 2015, redundant employees have been estimated to be 516, to be managed through possible reabsorption at the Ginosa site and incentive payment programs to be defined. At the end of the program, lasting 24 months, the Company will therefore provide the remaining redundant employees with notice of formal termination.

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

Net sales of upholstered furniture analyzed by coverings are as follows:

Sales of upholstered furniture	2014	2013	2012
Upholstered furniture—Leather	374,418	382,237	389,778
Upholstered furniture—Fabric	34,702	20,621	19,627

Subtotal	409,120	402,858	409,405

Other sales	52,280	46,251	59,439

Total	461,400	449,109	468,844

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

Sales of upholstered furniture	2014	2013	2012
United States of America	114,007	102,525	108,137
Italy	35,997	31,022	34,121
England	37,524	30,667	32,261
Canada	37,868	40,189	45,024
France	16,126	20,085	19,195
Spain	12,525	12,292	13,587
Belgium	10,244	11,645	14,185
Germany	13,279	16,247	16,984
Brazil	10,747	8,548	6,571
Australia	9,694	10,469	12,758
China	21,626	18,330	9,491
Other countries (none greater than 2%)	89,483	100,839	97,091

Total	409,120	402,858	409,405

In addition, the Group also sells minor volumes of excess polyurethane foam, leather by-products and certain pieces of furniture (coffee tables, lamps and rugs) which, for 2014, 2013 and 2012 totaled 52,280, 46,251 and 59,439, respectively.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

25. Cost of sales

Cost of sales is analyzed as follows:

	2014	2013	2012
Opening inventories	78,991	82,269	93,537
Purchases	216,047	195,302	186,579
Labor	81,791	78,695	75,699
Third party manufacturers	16,325	11,129	11,212
Other manufacturing costs	30,232	28,895	29,089
Closing inventories	(90,213)	(78,991)	(82,269)

Total	333,173	317,299	313,847

The line item “Other manufacturing costs” includes the depreciation expenses of property plant equipment used in the production of finished goods. This depreciation expense amounted to 9,677, 10,283 and 9,505 for the years ended December 31, 2014, 2013 and 2012, respectively.

26. Selling expenses

Selling expenses is analyzed as follows:

	2014	2013	2012
Salaries (commercial)	21,229	20,588	21,526
Fairs	2,965	3,699	3,339
Commissions	9,109	9,002	9,697
Freight	40,258	38,470	40,293
Promotion	1,583	1,129	1,690
Advertising	17,943	16,152	19,527
Depreciations (commercial)	1,908	2,761	4,057
Product repairs	6,024	3,922	4,594
Samples	1,151	1,039	900
Credit insurance cost	575	613	527
Bad debts	536	3,546	471
Other commercial insurance cost	623	539	548
Other Freight costs	8,010	7,155	7,323
Rent (commercial)	11,876	13,648	13,008
Consultancy (Commercial)	1,032	404	707
Utilities (commercial)	2,076	2,178	2,278
Other (commercial)	1,984	1,789	1,932

Total	128,882	126,634	132,417

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

27. General and administrative expenses

General and administrative expenses is analyzed as follows:

	2014	2013	2012
Salaries	18,410	18,535	17,998
Consultancy	4,133	3,677	4,127
Electronic data processing	111	124	196
Mail & Phone	1,044	1,000	1,085
Other	1,729	1,996	2,109
Printing & Stationery	580	572	643
Depreciations	2,656	3,518	3,470
Travel expenses	3,238	3,945	5,148
Cars cost	1,119	1,171	1,214
Directors and auditors—fees	647	592	982
Non deductibles and indirect taxes	2,636	2,375	2,890

	36,303	37,505	39,862

28. Other income /(expense), net

Other income/(expense), net is analyzed as follows:

	2014	2013	2012
Interest income	952	1,348	1,561
(Interest expense and bank commissions)	(2,815)	(1,895)	(1,719)

Interest income/(expense), net	(1,863)	(547)	(158)
Gains (losses) on foreign exchange, net	(2,158)	(3,305)	(3,396)
Unrealized exchange gain (losses) on derivative instruments, net	(271)	519	908
Other, net	(6,281)	(28,567)	(1,931)

Total	(10,573)	(31,900)	(4,577)

“Gains (losses) on foreign exchange, net” are related to the following:

	2014	2013	2012
Net realized gains (losses) on derivative instruments	(282)	2,150	(1,101)
Net realized gains (losses) on accounts receivable and payable	(288)	(2,574)	2,309
Net unrealized gains (losses) on accounts receivable and payable	(1,588)	(2,881)	(4,604)

Total	(2,158)	(3,305)	(3,396)

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

“Other, net” are related to the following:

	2014	2013	2012
Impairment losses of long-lived assets and non-current investments	(2,590)	(8,550)	(864)
Provisions for contingent liabilities	—	(1,433)	(740)
One-time termination benefits	(844)	(19,959)	—
Profit from extraordinary disposal	1,564	—	—
Chinese relocation compensation	—	8,738	—
Expenses for the Chinese relocation	—	(857)	—
Write-off of fixed assets	—	(359)	(339)
Other, net	(4,411)	(6,147)	12

Total	(6,281)	(28,567)	(1,931)

Provisions for contingent liabilities—The Company has charged to other income (expense), net in 2013 and 2012 the amount of 1,433 and 740, respectively, for the estimated probable liabilities related to some claims (including tax claims) and legal actions in which it is involved. There were no such similar claims in 2014.

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

Impairment losses of long-lived assets and non-current investments—In 2014 the Company performed an impairment review of its production and retail long-lived assets, and an impairment loss of 1,160 was recorded (414 of “lands and industrial buildings”, 746 as “retail gallery and store furnishings”). Also, at December 31, 2014, the Company has totally impaired the investment in the affiliate Salena S.r.l., in consideration of some legal disputes among shareholders for an amount of 1,430.

In 2013 the Company performed an impairment review of its production and retail long-lived assets and an impairment loss totaling 8,550 was recorded (2,153 as retail assets, 404 as long-lived assets not in use in Italy, and 5,993 as the airplane).

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

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Before the end of the first layoff period (October 15, 2013), a new agreement was signed between the Company, government ministries, regions and the trade unions, by which the Company obtained the extension by one year (October 15, 2014) of the special Social Security procedure called “CIGS—Cassa Integrazione Guadagni Straordinaria”, and the number of redundant workers has been estimated in 1,506, with the possibility for maximum 600 workers to adhere to an incentive payments program ending in May 2014. Based on the above signed agreement dated October 10, 2013, the Company, at December 31, 2013 increased the One-time termination benefits reserve to 24,730 with an addition accrual of 19,959 recorded as a non-operating expense, under the line “other income/(expense) net” of the consolidated statement of operations for the year ended December 31, 2013. The provision, calculated by the Company together with its labor consultants, considered (i) the cost of future layoffs, to be paid for those workers not adhering to the incentive payments program (ii) the best estimation of incentive payments to be paid in 2014 (iii) the advance notice remuneration owed to redundant workers in case of termination (see note 21).

During 2014, the Company obtained the postponement of the “CIGS—Cassa Integrazione Guadagni Straordinaria” by one additional year (expiring on October 16, 2015) for 1.550 workers.

Also, negotiations started with social parties to obtain a solidarity agreement aimed to avoid layoffs by reducing the number of daily work hours for all redundant employees and reduce labor and social contribution costs. The agreement was finally signed on March 3, 2015 and refers to a total number of 1,818 workers, net of the 429 workers that left the Company further to the acceptance of incentive payments. Remaining redundant employees amount to 516, to be managed through possible reabsorption at the Ginosa site and incentive payment programs to be defined. Based on the new estimation of the redundancy, no accrual was posted in 2014 to the one-time termination benefit provision since the Company estimated, together with its labor consultant, that the remaining provision is sufficient enough to cover the cost of future layoffs and/or incentive payments to be agreed upon.

The cost of 844 included in the line “other income/(expense), net” is related to the termination benefits recognized to laid-off employees of the subsidiaries Natco and Impe, for which no provision had been accounted for in previous years.

Profit from extraordinary disposal – In consideration of the implementation of the efficiency actions set forth in the Group Transformation Plan, during 2014 the Company sold the security and doorkeeping services to a former related party, for an amount of 1,328, recording a profit of 1,564.

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

Expenses for the Chinese relocation— As a consequence of the above relocation, all fixed assets owned by Italsofa Shanghai that were not transferred to the new industrial site (the industrial building and some machines and equipment) were written-off in 2011 recording a loss of 18,388 (equivalent to RMB 165 million). In addition

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

the Chinese subsidiary recorded other extraordinary expenses for employees compensation and fees of 3,243 (equivalent to RMB 28 million). The consolidated statement of operations for the year ended December 31, 2011 includes under the line “other income/(expense) net” the cumulative expenses for the Chinese relocation of 21,631. During 2013, additional consulting expenses were incurred, connected to the second supplementary agreement, totaling 857, which were recorded as non-operating expenses under the line “other income/(expense) net” of the consolidated statement of operations for the year ended December 31, 2013.

Write off of fixed assets—The write off of fixed assets includes the net book value of those fixed assets that refer mainly to damaged items and that were no longer in conformity with the production quality standards, together with assets pertaining to stores that were closed. As of December 31, 2013 and 2012 the write offs of fixed assets amount to 359 and 339, respectively.

Other, net – Other, net include as of December 31, 2014 extraordinary expenses incurred by Chinese subsidiaries of 2.1 million and the cumulated depreciation on assets temporary not in use (i.e. some of the Italian plants), for which depreciation had been suspended in previous years and which had to be recorded following the adoption of the new accounting principles, effective for financial statements closed at December 31, 2014. The amount of the accumulated depreciation is 694. As of December 31, 2013, the caption included 2,278 of partial write-off of some government grants receivables following a revision of the original grant decree, and 1,693 of extraordinary costs related to the restructuring of the Group. As of December 31, 2012, the caption included minor items.

29. Financial instruments and risk management

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

The Group is exposed to credit risk in the event that the counterparties to the domestic currency swaps and zero cost collars fail to perform according to the terms of the contracts. The contract amounts of the domestic currency swaps and zero cost collars described below do not represent amounts exchanged by the parties and, thus, are not a measure of the exposure of the Group through its use of those financial instruments. The amounts exchanged are calculated on the basis of the contract amounts and the terms of the financial instruments, which relate primarily to exchange rates. The immediate credit risk of the Group’s domestic currency swaps is represented by the unrealized gains or losses on the contracts. Management of the Group enters into contracts with creditworthy counter-parties and believes the risk of material loss from such credit risk to be remote. The table below summarizes in euro equivalent the contractual amounts of forward exchange contracts and zero cost collars used to hedge principally future cash flows from accounts receivable and sales orders at December 31, 2014 and 2013:

	2014	2013
U.S. dollars	9,178	8,817
Euro	9,896	12,037
Canadian dollars	11,519	10,153
British pounds	9,512	5,984
Australian dollars	2,103	2,157
Norwegian kroner	—	575
Swedish kroner	387	341
Japanese yen	2,099	1,362

Total	44,694	41,426

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

	2014		2013
	Contract	Unrealized	Contract	Unrealized
	amount	gains (losses)	amount	gains (losses)
Assets	11,212	312	24,636	592
Liabilities	33,482	(583)	16,790	(193)

Total	44,694	(271)	41,426	399

At December 31, 2014, 2013 and 2012, the exchange derivative instruments contracts had a net unrealized income (expense), of (271) and 519, respectively. These amounts are recorded in other income (expense), net in the consolidated statements of operations (see note 26).

Unrealized gains (losses) on forward exchange contracts are determined by using quoted prices in active markets for similar forward exchange contracts.

The fair value of zero cost collars is determined using pricing models developed based on the exchange rates in active markets.

Refer to note 3 (c) for the Group’s accounting policy on forward exchange contracts and zero cost collars.

30. Fair value of financial instruments

The following table summarizes the carrying value and the estimated fair value of the Group’s financial instruments:

	2014		2013
	Carrying	Fair	Carrying	Fair
	value	value	value	value
Assets:
-Marketable debts securities	4	4	4	4
- Derivative instruments	312	312	592	592
Liabilities:
-Long-term debt	9,303	8,852	7,513	6,759
- Derivative instruments	(583)	(583)	(193)	(193)

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Cash and cash equivalents, trade and other receivables, payables and bank overdrafts approximate fair value because of the short maturity of these instruments.

Market value for quoted marketable debt securities is represented by the securities exchange prices at year-end. Fair value of the long-term debt is estimated based on cash flows discounted using current rates available to the Company for borrowings with similar maturities.

31. Application of generally accepted accounting principles in the United States of America

The established accounting policies followed in the preparation of the consolidated financial statements (Italian GAAP) vary in certain significant respects from those generally accepted in the United States of America (US GAAP).

The calculation of net loss and shareholders’ equity in conformity with US GAAP is as follows:

Reconciliation of net loss:

	2014	2013	2012
Net loss attributable to Natuzzi S.p.A. and subsidiaries in conformity with Italian GAAP	(49,357)	(68,576)	(26,104)

Adjustments to reported income:
(a) Revaluation of property, plant and equipment	28	28	28
(b) Government grants	283	532	618
(c) Revenue recognition	192	281	—
(d) Goodwill and intangible assets	—	81	(1,056)
(e) Translation of foreign financial statements	5,430	1,862	2,678
(f) One-time termination benefits	(2,885)	7,987	(568)
(h) Write-off advertisement and advisory costs	376	(1,833)	—
(i) Long lived assets – Depreciation	—	(1,643)	—
Tax effect of US GAAP adjustments	(82)	(753)	(5,123)

Net loss attributable to Natuzzi S.p.A. and subsidiaries in conformity with US GAAP	(46,015)	(62,034)	(29,527)

Basic loss per share in conformity with US GAAP	(0.84)	(1.13)	(0.54)
Diluted loss per share in conformity with US GAAP	(0.84)	(1.13)	(0.54)

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Reconciliation of equity attributable to Natuzzi S.p.A. and Subsidiaries:

	2014	2013
Equity attributable to Natuzzi S.p.A. and Subsidiaries in conformity with Italian GAAP	171,014	208,910

(a) Revaluation of property, plant and equipment	(368)	(396)
(b) Government grants	(8,727)	(9,010)
(c) Revenue recognition	(3,084)	(3,276)
(e) Translation of foreign financial statements	9,951	15,982
(f) One-time termination benefits	11,235	14,120
(g) Long-lived assets—impairment	388	388
(h) Write-off advertisement and advisory costs	(1,457)	(1,833)
(i) Long lived assets—Depreciation	(1,643)	(1,643)
Tax effect of US GAAP adjustments	(6,253)	(6,171)

Equity attributable to Natuzzi S.p.A. and Subsidiaries in conformity with US GAAP	171,056	217,071

The condensed consolidated balance sheets as at December 31, 2014 and 2013, and the condensed consolidated statements of operations for the years ended December 31, 2014, 2013 and 2012, which include all the US GAAP differences commented below are as follows:

Condensed Consolidated Balance Sheets as at December 31, 2014 and 2013

	Dec. 31, 2014	Dec. 31, 2013
ASSETS
Current assets	233,612	264,700
Non current assets	147,682	164,221

TOTAL ASSETS	381,294	428,921

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	149,357	136,963
Non current liabilities	57,880	72,195
Equity attributable to Natuzzi S.p.A. and Subsidiaries	171,056	217,071
Non-controlling interest	3,001	2,692

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	381,294	428,921

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Condensed Consolidated Statements of Operations Years Ended December 31, 2014, 2013 and 2012

	2014	2013	2012
Net sales	456,374	445,183	459,271
Cost of sales	(339,157)	(333,600)	(318,148)

Gross profit	117,217	111,583	141,123
Selling expenses	(123,452)	(109,883)	(122,963)
General and administrative expenses	(36,303)	(57,464)	(37,623)

Operating income/(loss)	(42,538)	(55,764)	(19,463)
Other income /(expenses), net	(1,614)	(1,353)	(666)

Net income/(loss) before income taxes	(44,152)	(57,117)	(20,129)
Income taxes	(1,846)	(4,706)	(9,324)

Net income /(loss)	(45,998)	(61,823)	(29,453)
Less: (Net income)/loss attributable to non-controlling interest	(17)	(211)	(74)

Net income /(loss) attributable to Natuzzi S.p.A. and subsidiaries	(46,015)	(62,034)	(29,527)

The tables below set forth the reconciliation of net sales and operating income (loss) from Italian GAAP to US GAAP for the years ended December 31, 2013, 2012 and 2011:

Reconciliation of net sales from Italian GAAP to US GAAP

	2014	2013	2012
Net sales in conformity with Italian GAAP	461,400	449,109	468,844

(b) Government grants (reclassification)	(442)	(461)	(470)
(c) Revenue recognition (adjustment)	(1,757)	(1,300)	(600)
( j) Cost paid to resellers (reclassification)	(2,827)	(2,165)	(5,323)
(m) Contingent liabilities reversal (reclassification)	—	—	(3,180)

Net sales in conformity with US GAAP	456,374	445,183	459,271

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Reconciliation of operating loss from Italian GAAP to US GAAP

	2014	2013	2012
Operating income/(loss) in conformity with Italian GAAP	(36,958)	(32,329)	(17,282)

(a) Revaluation prop, plant and equ. (adjustment)	28	28	28
(b) Government grants (adjustment)	283	532	618
(c) Revenue recognition (adjustment)	192	281	—
(d) Goodwill and intangible assets amortization (adjustment)	—	81	(116)
(d) Goodwill and Intangible assets impairment (adjustment)	—	—	(940)
(f) One-time termination benefits (adjustment)	(2,885)	7,987	(568)
(f) One-time termination benefits (reclassification)	(844)	(19,959)	—
(g) Long-lived assets and non-current investments (reclassification)	(2,590)	(8,550)	(864)
(h) Write-off advertisement and advisory costs	376	(1,833)	—
(i) Long lived assets—Depreciation (adjustment)	—	(1,643)	—
(i) Long lived assets—Depreciation (reclassification)	(140)	—	—
(k) Write-off of fixed assets (reclassification)	—	(359)	(339)

Operating income/(loss) in conformity with US GAAP	(42,538)	(55,764)	(19,463)

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

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Amortization of deferred income related to grants recognized as revenues under Italian GAAP of 442, 461 and 470 for the years ended December 31, 2014, 2013 and 2012 respectively would be reclassified to depreciation expense and recorded in cost of goods sold under US GAAP, in the period such amounts are recognized.

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

US GAAP requires that revenue should not be recognized until it is realized or realizable, i.e. when related assets received or held are readily convertible to known amounts of cash or claims to cash. Also, revenue should not be recognized until earned, which occurs when the entity has substantially accomplished what it must do to be entitled to the benefits represented by the revenues. For the Group, this requirement is generally met at the time delivery to the customer occurs. Accordingly, the Italian GAAP for revenue recognition differs from US GAAP.

The principal effects of this variance on the accompanying consolidated balance sheets as of December 31, 2014 and 2013 and related consolidated statements of operations for each of the years in the three-year period ended December 31, 2014 are indicated below:

	2014	2013
	Effects	Effects
	Increase	Increase
Effect of revenue recognition adjustment on	(Decrease)	(Decrease)
Trade receivables, net	(20,201)	(18,400)
Inventories	14,592	12,917

Total effect on current assets (a)	(5,609)	(5,483)

Accounts payable-trade	(2,525)	(2,208)
Income taxes	—	—

Total effect on current liabilities (b)	(2,525)	(2,208)

Total effect on shareholders’ equity (a-b)	(3,084)	(3,276)

Effect of revenue recognition adjustment on	2014	2013	2012
Net sales	(1,757)	(1,300)	(600)
Gross profit	120	178	(222)
Operating income/(loss)	192	281	—
Net Income/(loss)	192	281	—

(d) Under Italian GAAP, the Company amortizes the goodwill arising from business acquisitions on a straight-line basis over a period of five years. In addition, under Italian GAAP, the Company has allocated certain intangible assets, having definite lives and arising from a business acquisition and asset acquisition under the caption goodwill.

Under US GAAP, in accordance with Accounting Standards Certification (ASC) 350, Intangibles, Goodwill and Other, the Company does not amortize goodwill. Instead, the Company annually assesses goodwill impairment at the end of its fiscal year by applying a fair value test. In the first step of testing for goodwill impairment, the Company estimates the fair value of each reporting unit, which we have determined to be the geographic

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

operating segments and compares the fair value with the carrying value of the net assets assigned to each reporting unit. If the fair value is less than its carrying value, then a second step would be performed to determine the fair value of the goodwill. In this second step, the fair value of goodwill is determined by deducting the fair value of a reporting unit’s identifiable assets and liabilities from the fair value of the reporting unit as a whole, as if that reporting unit had just been acquired and the purchase price were being initially allocated. If the fair value of the goodwill is less than its carrying value for a reporting unit, an impairment charge would be recorded.

The changes in the carrying amount of goodwill, intangible assets and US deferred taxes arising from business and asset acquisitions are as follows:

	Goodwill		Intangibles		US Deferred Taxes
	US	Italian	US	Italian	Goodwill	Intangible
Balance at Jan 1, 2012	295	261	941	—	—	(295)

Impairment	(295)	—	(645)	—	—	202
Amortization	—	(180)	(296)	—	—	93

Balance at Dec.31, 2012	—	81	—	—	—	—

Impairment	—	—	—	—	—	—
Amortization	—	(81)	—	—	—	—

Balance at Dec.31, 2013	—	—	—	—	—	—

Impairment	—	—	—	—	—	—
Amortization	—	—	—	—	—	—

Balance at Dec.31, 2014	—	—	—	—	—	—

In 2012 Natuzzi performed its annual impairment test of goodwill and an impairment loss of 295 was recorded. The Company determined the fair value of the reporting unit on a discounted cash flow basis. An impairment loss arose due, in particular, to the continued decline in cash flow projections related to the uncertain prospects for full economic recovery in Italy, since private consumption was negatively impacted by a general weakness in the job market, high levels of public indebtedness, and a decreasing level of savings among families. As a result of the impairment test, the implied fair value of goodwill was zero and therefore, the Company recorded an impairment charge of 645 for the residual amount of the intangibles with a cumulative impairment loss of 940. The key inputs that were used in performing the impairment tests related to the estimated long term growth rate of 0.5%, the weighted average cost of capital equal to 12.47%, and an estimated average growth rate in sales of 5% (2.5% in 2012) for the subsequent years.

Under US GAAP the impairment loss of 940 for 2012 has been classified as cost of sales and is included as part of operating loss.

In 2013, the original carrying value of the goodwill under Italian GAAP (81) and US GAAP (nil) have resulted aligned as a consequence of the amortization process, completed at year-end, where for both GAAP the carrying value of goodwill is nil.

(e) Under Italian GAAP as of December 31, 2014, 2013 and 2012, the financial statements of the foreign subsidiaries expressed in a foreign currency are translated directly into euro as follows: (i) year-end exchange rate for assets, liabilities, share capital and retained earnings and (ii) average exchange rates during the year for revenues and expenses. The resulting exchange differences on translation are recorded as a direct adjustment to shareholders’ equity (see note 3 d)).

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Under US GAAP as of December 31, 2014, 2013 and 2012 Natuzzi’s foreign subsidiaries financial statements have been translated on the basis of the guidance included in ASC No. 830-20, Foreign Currency Transactions (Formerly FASB Statement No. 52). Under US GAAP, foreign subsidiaries are considered to be an integral part of Natuzzi due to various factors including significant intercompany transactions, financing, and cash flow indicators. Therefore, the functional currency for these foreign subsidiaries is the functional currency of the parent, namely the euro. As a result all monetary assets and liabilities are remeasured, at the end of each reporting period, using euro and the resulting gain or loss is recognized in the consolidated statements of operations. For all non monetary assets and liabilities, share capital and retained earnings historical exchange rates are used. The average exchange rates during the year are used to translate non-Euro denominated revenues and expenses, except for those non-Euro denominated revenues and expenses related to assets and liabilities which are translated at historical exchange rates. The resulting exchange differences on translation are recognized in the statements of operations.

At December 31, 2014, 2013 and 2012 the US GAAP difference arises due to the requirement to use the local currency as the functional currency under Italian GAAP as compared to US GAAP, which requires that the functional currency be determined based on certain indicators which may, or may not result in the local currency being determined to be the functional currency. Consequently, the Company recorded in the US GAAP reconciliation (a) income of 5,430 for 2014, 1,862 for 2013 and of 2,678 for 2012, respectively; and (b) an increase in shareholders’ equity of 9,951 and 15,982 for 2014 and 2013, respectively.

(f) In accordance with Italian GAAP, the Company records the expense related to one-time termination benefits in the period the Company has formally decided to adopt the termination plan (approval by the Board of Directors and agreements signed with the Trade Unions) and is able to reasonably estimate the related one-time termination benefits.

Under US GAAP, ASC No. 420, Exit or Disposal Obligations, paragraph 8 states that the liability for the one-time termination benefits provided to current employees that are involuntarily terminated under the terms of a benefit arrangement that, in substance, is not an ongoing benefit arrangement or an individual deferred compensation contract is measured and recognized if a one-time arrangement exist at the date the plan of termination meets all the following criteria and has been communicated to the employees: (a) management, having the authority to approve the action, commits to a plan of termination; (b) the plan identifies the number of employees to be terminated, their job classifications or functions and their locations, and the expected completion date; (c) the plan establishes the terms of the benefit arrangement, including the benefits that employees will receive upon termination (including but not limited to cash payments), in sufficient detail to enable employees to determine the type and amount of benefits they will receive if they are involuntarily terminated; (d) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Therefore, on the basis of the above discussion, the Italian GAAP recognition in the consolidated statement of operations of the one-time termination benefits related to the employees to be terminated involuntarily differs from US GAAP, due primarily for the need under US GAAP for the plan to be communicated in sufficient detail to the terminated employees.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

During 2012, the Company paid 568 of one-time termination benefits to the workers terminated pursuant to individual agreements, which had been previously provided for under Italian GAAP.

During 2013, following the new agreement signed with the Trade Unions in October 2013, under Italian GAAP the Company accrued 19,959 to the provision for one-time termination benefits, in consideration of a total redundancy of 1,506 workers. Also, during the year, the Company paid termination benefits of 1,364 to terminated employees and reached individual agreements with 372 workers, for incentives of 10,610 to be paid in 2014. As of December 31, 2013, the total provision for one-time termination benefits according to Italian GAAP was 24,730. According to US GAAP, the Company: (i) reversed 7,987 out of the consolidated statements of operations and 14,120 out of the equity, representing respectively the accrual and the total provision attributable to the remaining 1,134 workers for which no individual agreements were reached (ii) reclassified the accrual of the year of 19,959 made to the provision for one-time termination benefits that was classified under the line “other income /(expense), net” in the consolidated statement of operations prepared according to Italian GAAP to cost of sales, included therefore as part of operating loss.

During 2014, the Company recognized incentives to 429 terminated employees for an amount of 13,495. No additional accrual was posted according to Italian GAAP. Also, termination benefits for an amount of 844 were recognized to laid-off employees of the subsidiaries Natco and Impe, for which no provision had been accounted for in previous years. According to US GAAP the Company: (i) recorded the additional cost of 2,885 incurred for the payment of incentives not provided for according to US GAAP (the US GAAP provision at December 31, 2013 was in fact of 10,610) (ii) reversed out of the consolidated statement of operations the remaining provision recorded under Italian GAAP of 11,235, connected to the portion of workers for whom no notification/agreements were reached in 2014. The residual difference of equity under US GAAP of 11,235 is therefore attributable to the 516 workers that represent the remaining redundant workers and for which the criteria in ASC 420 have not yet been met.

In addition, according to US GAAP, the Company reclassified the cost of 844 incurred by the subsidiaries Natco and Impe for terminated employees during the year, that was classified under the line “other income / (expense), net” in the consolidated statement of operations for the year ended December 31, 2014, and for which no accrual had been posted in previous years.

(g) The Company in order to improve its worldwide manufacturing efficiency, in 2008 decided to close and try to sell one of its two Brazilian manufacturing plants located in Pojuca—State of Bahia, recording an impairment loss. Under US GAAP the impairment loss has been measured by the amount by which the carrying value exceeds its fair value less cost to sell of 388. The difference between Italian GAAP and US GAAP related to costs to sell was reported in the US GAAP reconciliation for the year ended December 31, 2008 and continues to be reflected as an adjustment in the equity reconciliation as of December 31, 2014 and 2013, and will be reversed at the time of the sale of the plant.

During 2014, 2013 and 2012 the Company performed an impairment review of its fixed assets and non-current investments and impairment losses of 2,590, 8,550 and 864 respectively were recorded. Under Italian GAAP the impairment losses were classified under the line “other income /(expense), net” in the consolidated statement of operations for the year ended December 31, 2014 and December 31, 2013. Under US GAAP these impairment losses would be classified as cost of sales and would be included as part of operating loss.

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

As of December 31, 2013, therefore, under US GAAP, a total write-off of 1,833 was recorded with reference to the above advertisement and advisory costs, whereas in 2014 the depreciation amount of 376 recorded under ITA GAAP has been reversed for US GAAP purposes. According to US GAAP, the differences of 1,833 and 376 for years 2013 and 2014 respectively have been classified as cost of sales. No additional advertisement and advisory costs eligible for capitalization under Italian GAAP were capitalized in 2014 in the consolidated financial statements prepared according to Italian GAAP.

(i) During 2010, the Company formally decided to sell its Pojuca manufacturing plant, which had been closed in 2008 (see note 31 (g)), with a Board of Directors’ resolution. The plant was classified as property, plant and equipment since not all criteria to record it as held for sale had been met. According to Italian GAAP, from 2011 depreciation on this plant has been suspended, and the plant has been stated at the lower between the cost, net of cumulated depreciation, and the fair value, determined through third-party independent appraisals.

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

As of December 31, 2013, the recalculation of the depreciation process for the Brazilian plant not in use resulted in a depreciation impact of 1,643, net of the accumulated impairment losses, which impacted the net equity and net result, classified as part of operating loss in the consolidated statement of operations. As of December 31, 2013, the carrying value of the Pojuca plant, according to US GAAP, net of the 2008 and 2011 impairment loss, was 1.4 million.

During 2014, negotiations started with a third party for the sale of the Pojuca plant. In particular, in July 2014 a rental agreement with a sale promise clause was signed, followed by a preliminary sale/purchase agreement signed in the first months of 2015, in which the agreed sale price is higher than the carrying value of the plant as of December 31, 2014.

As of December 31, 2014, in consideration of the above preliminary sale/purchase agreement, and considering the sale was highly probable in the short term, depreciation has been stopped also according to US GAAP and no additional impairment has been recorded. As a consequence, the carrying value of the Pojuca plant, according to US GAAP, net of the 2008 and 2011 impairment loss, remains 1.4 million.

In addition, during 2014, following the adoption of the new Italian accounting principles, effective for financial statements closed at December 31, 2014, the Company had to calculate the accumulated depreciation on assets temporary not in use (i.e. some of the Italian plants), for which depreciation had been suspended in previous years under Italian GAAP only. The amount of the cumulated depreciation is 694, of which 140 related to the depreciation charge for 2014. According to US GAAP, the Company has reclassified the depreciation charge for 2014, that was classified under the line “other income / (expense), net” in the consolidated statement of operations for the year ended December 31, 2014 to cost of sales.

(j) Under Italian GAAP certain costs paid to resellers are reflected as part of selling expenses. Under US GAAP, in accordance with ASC No. 605-50 (Revenue Recognition – Customer Payments and Incentive) (Formerly EITF 01-09), these costs should be recorded as a reduction of net sales. Such expenses include advertising contributions paid to resellers which amounted at December 31, 2014, 2013 and 2012 to 2,827, 2,165 and 5,323, respectively.

(k) During 2013 and 2012 the Company under Italian GAAP has recognized the write-off of tangible assets of 359 and 339, respectively, as part of non-operating loss under the line “other income /(expense), net”. Under US GAAP such write-off charge has been classified as part of operating loss.

(l) Under Italian GAAP, the Company includes its warranty cost as a component of selling expenses in the consolidated statement of operations. Under US GAAP, warranty costs would be included as a component of cost of sales. For the years ended December 31, 2014, 2013 and 2012 warranty cost amounting to 6,023, 6,414, and 4,593, respectively, would be reclassified from selling expenses to cost of sales under US GAAP.

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

Under Italian GAAP the Company classified this reversal under the line “net sales” (other revenues) for 3,180. Under US GAAP this reversal would be reclassified from net sales to “general and administrative expenses” as part of the operating result. During 2014 and 2013 there was no item to be reversed.

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

There are no differences between the amounts recognized by the Company under ASC 740 and the amounts recognized under Italian GAAP.

The following table provides the movements in the liability for unrecognized tax benefits for the years ended December 31, 2014 and 2013:

	2014	2013
Balance, beginning of the year	453	541
Additions based on tax positions related to the current year	—	63
Additions for tax positions of prior years	—	—
Foreign exchange	3	(75)
Reductions due to statute of limitations expiration	(48)	(73)
Settlements	—	(3)

Balance, end of year	408	453

The Company recognized interest and penalties, accrued in relation to the uncertainties in income taxes disclosed above, in other income (expense), net. During the years ended December 31, 2014, 2013 and 2012, the Company recognized approximately 34, 51 and 2 in interest and penalties, respectively. The total provision for the payment of interest and penalties as at December 31, 2014 and 2013 amounted to approximately 488, and 508, respectively (net of foreign currency exchange rate losses of the period and release of liabilities due to the expiration of the tax audit terms).

Under Italian GAAP the Company includes the provisions for income tax contingent liabilities under the line other liabilities of the non current part of the balance sheet. For the years ended December 31, 2014 and 2013 the above provisions for income tax contingent liabilities amount to 896 and 961, respectively.

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

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Under US GAAP the provision for the withholding tax has been accrued for all the unremitted earnings of subsidiaries for which a withholding tax is applicable in case of a dividend distribution. As of December 31, 2014 and 2013 the provision amounted to 7,252 and 7,170.

(o) The consolidated statements of cash flows for the years ended December 31, 2013, 2012 and 2011 prepared by the Company under Italian GAAP is in conformity with US GAAP ASC No. 230, Statement of Cash Flow (Formerly FASB Statement No. 95).

Comprehensive Income — Comprehensive income/(loss) generally encompasses all changes in shareholders’ equity (except those arising from transactions with owners). The Company’s comprehensive income (loss) under U.S. GAAP does not differ from its U.S. GAAP net income (loss) indicated in Note 31.

Recently issued Accounting Pronouncements — Recently issued but not yet adopted U.S. Accounting pronouncements relevant for the Company are as follows:

In April 2014, the FASB issued ASU No. 2014-08, “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360), Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity,” or ASU 2014-08. Under the new guidance, the Company would report a disposal, or planned disposal, of a component or group of components, as a discontinued operation if the disposal represents a strategic shift that has (or will have) a major effect on the Company’s operations and financial results. A strategic shift could include a disposal of a major geographical area, a major line of business, a major equity-method investment, or other major parts of the Company. A component may be a reportable segment or an operating segment, a reporting unit, a subsidiary, or an asset group. In addition to expanding the existing disclosures for discontinued operations, the update requires new disclosures relating to (i) individually significant disposals that do not qualify for discontinued operations presentation, (ii) continuing involvement with a discontinued operation following the date of disposal and (iii) retained equity-method investments in a discontinued operation. ASU No. 2014-08 will be effective for us beginning January 1, 2015. This standard will not impact our results of operations or financial position until such time as we decide to undertake such a disposal, which is not currently anticipated.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from contracts with customers (Topic 606),” or ASU 2014-09. The update, which supersedes substantially all existing revenue recognition guidance, provides a single comprehensive model for recognizing revenues on the transfer of promised goods or services to customers in an amount that reflects the consideration that is expected to be received for those goods or services. Under the standard it is possible that more judgments and estimates would be required than under existing standards, including identifying the separate performance obligations in a contract, estimating any variable consideration elements, and allocating the transaction price to each separate performance obligation. The update also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The update is effective for the Company for annual periods beginning January 1, 2017 and is to be applied either (i) retrospectively to each prior reporting period presented, with the option to elect certain defined practical expedients, or (ii) retrospectively with the cumulative effect of initially applying the update recognized at the date of adoption in retained earnings (with additional disclosure as to the impact on individual financial statement lines affected). The Company is currently evaluating the impact if this update on the consolidated financial statements.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

32. Subsequent events

On March 3, 2015 a job-security agreement has been signed between the Company and the relevant trade union organizations and local institutions, which (i) determines in 1,818 units the workforce in the Italian plants, to which the contract will be applied. These 1,818 employees will work on a reduced-shift basis (for about five hours on average per day, as opposed to the current eight hour shift per day), which is consistent with the expected order flow that the Company foresees for its Italian productions; (ii) reduces employee redundancy to 516 units from 1,506 units. These 516 employees will be covered by the Italian temporary lay-off program named “Cassa Integrazione Guadagni.” The agreement also envisages a possible reduction of redundant employees from 516 to 316, considering a reabsorption of 100 units at the Ginosa site and about additional 100 units at newcos being established.

During the first half of 2015 the Company expects to finalize negotiations to confirm its credit lines, obtain additional long-term loans of Euro 5 million, and enter a receivables securitization agreement for a maximum amount of Euro 35 million.

On February 10, 2015, a sale agreement has been signed for the sale of the Brazilian plant not in use located in Pojuca, at a price of Euro 5 million, and the first installment of the sale price (Euro 1.5 million) has been collected on February 13, 2015.

SIGNATURE

The registrant, Natuzzi S.p.A., hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NATUZZI S.p.A.

By	/s/ Pasquale Natuzzi
Name: Pasquale Natuzzi
Title: Chief Executive Officer

Date: April 30, 2015

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

4.1

Agreement among the Ministry of Economic Development, Ministry of Labour and Social Policy, INVITALIA, the Region of Puglia, the Region of Basilicata, Natuzzi S.p.A., Confindustria and the Italian trade union and other entities named therein, dated as of October 10, 2013 (incorporated by reference to the Form 20-F filed by Natuzzi S.p.A. with the Securities and Exchange Commission on April 30, 2014, file number 001-11854).

4.2	Addendum among the Ministry of Economic Development, Confindustria of Bari, Natuzzi S.p.A. and the trade unions named therein dated as of March 3, 2015, to the agreement dated as of October 10, 2013.

4.3	Two separate agreements, each among the Ministry of Labor, the Ministry of Economic Development, the Puglia Region, the Basilicata Region, Natuzzi S.p.A., Confindustria Bari and the Italian trade unions and other entities named therein, each dated as of March 3, 2015.

8.1	List of Significant Subsidiaries.

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.