Form 20-F
period 2015-12-31
NATUZZI S P A
filed 2016-05-23
CIK 900391

Natuzzi S.p.A

Annual Report on Form 20-F

2015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended: December 31, 2015

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

As of December 31, 2015 54,853,045 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.1    Yes  ☐    No  ☒

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

Amounts stated in U.S. dollars, unless otherwise indicated, have been translated from the Euro amount by converting the Euro amounts into U.S. dollars at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) for euros on December 31, 2015 of U.S.$ 1.0859. The foreign currency conversions in this Annual Report should not be taken as representations that the foreign currency amounts actually represent the equivalent U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated.

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

	Year Ended At December 31,
	2015	2015	2014	2013	2012	2011
	(millions of dollars, except per Ordinary Share)(1)	(millions of euro, except per Ordinary Share)
Statement of Operations Data:
Amounts in accordance with Italian GAAP :
Net sales:
Leather- and fabric-upholstered furniture	$482.1	€437.0	€409.1	€402.8	€409.4	€425.3
Other(2)	56.8	51.5	52.3	46.3	59.4	61.0
Total net sales	538.9	488.5	461.4	449.1	468.8	486.3
Cost of sales	(364,7)	(330.6)	(333.2)	(317.3)	(313.8)	(326.1)
Gross profit	174.2	157.9	128.2	131.8	155.0	160.2
Selling expenses	(147.2)	(133.4)	(128.9)	(126.6)	(132.4)	(144.3)
General and administrative expenses	(35.4)	(32.1)	(36.3)	(37.5)	(39.9)	(43.3)
Operating income (loss)	(8.4)	(7.6)	(37.0)	(32.3)	(17.3)	(27.3)
Operating income (loss) per Ordinary Share	(0.15)	(0.14)	(0.67)	(0.59)	(0.32)	(0.50)
Other income (expense), Net (3)	(9.2)	(8.3)	(10.5)	(31.9)	(4.6)	17.3
Income (loss) before taxes and minority interests	(17.5)	(15.9)	(47.5)	(64.2)	(21.9)	(10.0)
Income taxes	(0.7)	(0.6)	(1.8)	(4.1)	(4.1)	(8.9)
Income (loss) before non-controlling interests	(18.2)	(16.5)	(49.3)	(68.4)	(26.0)	(18.9)
Non-controlling interest	0.0	0.0	0.1	0.2	0.1	0.7
Net income (loss)	(18.2)	(16.5)	(49.4)	(68.6)	(26.1)	(19.6)
Net income (loss) per Ordinary Share	(0.33)	(0.30)	(0.90)	(1.25)	(0.48)	(0.36)
Dividends declared per share	—	—	—	—	—	—
Amounts in accordance with U.S. GAAP:
Net sales	$535.9	€485.8	€456.4	€445.2	€459.3	€488.3
Operating income (loss) (5)	(14.2)	(12.9)	(42.5)	(55.8)	(19.5)	(31.9)
Operating income (loss) per Ordinary Share (5)	(0.26)	(0.23)	(0.77)	(1.02)	(0.35)	(0.58)
Net income (loss)	(20.9)	(18.9)	(46.0)	(61.8)	(29.5)	(12.4)
Net income (loss) per Ordinary Share (basic and diluted)	(0.38)	(0.34)	(0.84)	(1.13)	(0.54)	(0.23)
Weighted average number of Ordinary Shares Outstanding	54,853,045	54,853,045	54,853,045	54,853,045	54,853,045	54,853,045
Balance Sheet Data :
Amounts in accordance with Italian GAAP :
Current assets	$239.8	€220.8	€239.2	€270.2	€307.5	€327.3
Total assets	379.4	349.4	380.0	421.9	476.1	511.0
Current liabilities	135.8	125.1	149.7	138.2	133.2	122.9
Long-term debt	16.9	15.6	6.2	4.2	7.3	10.8
Non-controlling interest	3.5	3.2	3.0	2.7	2.5	3.0
Shareholders’ equity attributable to Natuzzi S.p.A. and Subsidiaries(6)	170.8	157.3	171.0	208.9	281.1	310.5
Net Asset	174.3	160.5	174.0	211.6	283.7	313.5
Amounts in accordance with U.S. GAAP:
Total assets	$406.2	€374.1	€381.3	€428.9	€480.6	€511.0
Shareholders’ equity attributable to Natuzzi S.p.A. and Subsidiaries	165.2	152.1	171.1	217.1	279.1	308.6
Net Asset	168.6	155.3	174.1	219.8	281.6	311.6

1)	Income Statement amounts are converted from euros into U.S. dollars by using the average Federal Reserve Bank of New York Euro exchange rate for 2015 of U.S.$ 1.1032 per 1 Euro. Balance Sheet amounts are converted from euros into U.S. dollars using the Noon Buying Rate of U.S.$ 1.0859 per 1 Euro as of December 31, 2015. Source: Bloomberg (USCFEURO Index).

2)	Sales included under “Other” principally consist of sales of polyurethane foam and leather to third parties and sales of living room accessories and beds.
3)	Other income (expense), net in 2015 was negatively affected by €3.4 million for one-time employee termination benefits. Other income (expense), net in 2014 was negatively affected by the write down of the €1.4 million investment in the share capital of Salena Srl, by impairment losses of €0.4 million related to the Ginosa plant and by impairment losses of long-lived assets in use of €0.7 million. Other income (expense), net in 2013 was negatively affected by impairment losses of long-lived assets in use of €2.1 million, by the write-off of €6.0 million attributable to an airplane to be sold, by impairment losses of €0.4 million for closed plants, by a provision of €19.9 million for one-time employee termination benefits and by other provisions for contingent liabilities. Other income (expense), net in 2011 was positively affected by the net Chinese relocation compensation and negatively affected by the impairment losses of long-lived assets, a one-time employee termination benefit and the provision for contingent liabilities. See Note 28 to the Consolidated Financial Statements included in Item 18 of this Annual
4)	Under US GAAP, impairment losses of €8.5 million for 2013, have been classified as “general and administrative expenses” and are included as part of operating loss (See Note 31). Impairment losses of €5.9 million for 2011 have been reclassified as “general and administrative expenses” from the line “other income/(expenses), net,” where they were classified under Italian GAAP. In addition, under US GAAP, the accruals to the one-time termination benefit provisions were reclassified as “general and administrative expenses” from the line “other income/(expenses), net”, and were also adjusted to reflect the agreements reached with individual employees. The amount of the reclassifications and adjustments performed was 5.5 million, 3.7 million and 11.9 million in 2015, 2014 and 2013 respectively.
5)	Share capital as of December 31, 2015, 2014, 2013, 2012 and 2011 amounted to €54.9 million, €54.9 million, €54.9 million, €54.9 million and €54.9 million, respectively. Shareholder’s Equity represents the Total Equity attributable to Natuzzi S.p.A. and its subsidiaries.

Exchange Rates

The following table sets forth, for each of the periods indicated, the Noon Buying Rate for the Euro expressed in U.S. dollars per Euro.

Year:	Average(1)	At Period End
2011	1.4002	1.2973
2012	1.2909	1.3186
2013	1.3303	1.3779
2014	1.3210	1.2101
2015	1.1032	1.0859

Month ending on:	High	Low
30-Nov-2015	1.1026	1.0562
31-Dec-2015	1.1025	1.0573
31-Jan-2016	1.0964	1.0743
29-Feb-2016	1.1362	1.0868
31-Mar-2016	1.1390	1.0845
30-Apr-2016	1.1441	1.1239

(1)	The average of the Noon Buying Rates for the relevant period, calculated using the average of the Noon Buying Rates on the last business day of each month during the period. Source: Federal Reserve Statistical Release on Foreign Exchange Rates–Historical Rates for Euro Area; Bloomberg (USCFEURO Index).

The effective Noon Buying Rate on May 13, 2016 was U.S.$ 1.1294 to 1 Euro

Risk Factors

Investing in the Company’s ADSs involves certain risks. You should carefully consider each of the following risks and all of the information included in this Annual Report.

The Group has a recent history of losses; the Group’s future profitability, financial condition and ability to maintain adequate levels of liquidity depend to a large extent on its ability to overcome macroeconomic and operational challenges — The Group reported net losses of €16.5 million in 2015, registering a significant improvement compared to the previous years. Net losses were in 2015 (€16.5 million), 2014 (€49.4 million), 2013 (€68.6 million), 2012 (€26.1 million) and 2011 (€19.6 million), while it reported an operating loss in each of 2015, 2014, 2013, 2012 and 2011 (€7.6 million, €37.0 million, €32.3 million, €17.3 million and €27.3 million respectively)

The Group attributes its negative results in 2015 to a persistently difficult macroeconomic environment affecting the furniture industry as a whole (particularly evident in some mature markets such as Europe), including weakness in economic activity in particular in the Euro-zone. In 2014, the Group launched the Transformation Plan (as defined below), which is aimed at restructuring its operations and which foresees, in particular, a reduction in its Italian workforce, the closure of certain Italian facilities and the implementation of more efficient production processes in all of its manufacturing plants, including those in Italy, that remain in operation. Following the initial phase of the implementation of such plan, the Group faced other operational challenges at the Italian and Chinese plants, that resulted in temporary inefficiencies and additional costs, which affected the Group’s overall profitability. In 2015, approximately one year after the timing foreseen in the transformation plan, the Group reached improvements in efficiency, in particular in its Italian and Chinese plants. In the same year the Group realized huge savings in SG&A through a rightsizing plan in the Italian headquarter. In addition in the last four years, pursuant to our obligations under the Italian Reorganization Agreements (as defined below), the Group incurred financial obligations in the amount of €20.0 million (€4.5 million, €13.5 million, €1.4 million and €0.6 million for years 2015, 2014, 2013 and 2012 respectively) connected to an incentive program aimed at the reduction of redundant employees . Despite these incentive payments, the Group increased its Cash and Cash equivalents from €32.9 million at the end of year 2014 to €52.5 million at the end of year 2015. Net financial position at the end of year 2015 amounted to €14.5 million compared to €2.8 million at the 2014 year-end. This significant positive result was a result of benefits deriving from transformation plan and efficiency improvements, trade receivables securitizations and other improvements in net working capital. Year 2015 was also characterized by new financial credit lines granted by financial institutions on both short and long-term basis. As such, management believes that the Group has sufficient source of liquidity to fund working capital expenditures and other contractual obligations for the next 24 months. See “Item 5. Operating and Financial Review and Prospects.” The Group has also faced increased labor costs for some of its manufacturing plants operating abroad. See “Item 4. Information on the Company—Manufacturing” for further information.

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

The worldwide economic downturn over the past few years has impacted the Group’s business and could continue to significantly impact our operations, sales, earnings and liquidity in the foreseeable future — Although in the first half of 2011 the global economy continued to show small signs of recovery following the 2008-2009 global financial crisis, it subsequently lost momentum, with particular reference to the Euro-zone, as a consequence of the sovereign debt crisis affecting Greece, Portugal, Spain, Italy and Ireland. In 2013 and 2014, the global economy continued to grow at a modest pace, but this growth was curbed by the stagnation of economic activity in parts of Europe, as well as the slow-down of some emerging economies. In 2015 recovery remained gradual and economic developments were different across regions.

However, the prospects for the world economy still remain uncertain, in particularly owing to persistent weakness in the Euro area (general weakness in the job market, ongoing vulnerability in the real-estate sector, a decreasing level of savings among families, high levels of public indebtedness in most developed countries, political instability, austerity measures designed to reduce public expenditures and consequent decreased consumer spending), the economic slowdown in China, and the downturn in Russia.

Furthermore, a resurgence of the sovereign debt crisis in Europe could diminish the banking industry’s ability to lend to the real economy, thus creating a negative spiral of declining production, higher unemployment and a weakening financial sector.

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

The Group’s ability to generate the significant amount of cash needed to service our debt obligations and comply with our other financial obligations, and our ability to refinance all or a portion of our indebtedness or obtain additional financing depends on multiple factors, many of which may be beyond our control — Our ability to make scheduled payments due on our existing and anticipated debt obligations and on our other financial obligations, and to refinance and to fund planned capital expenditure and development efforts will depend on our ability to generate cash. See “—The Group has a recent history of losses; the Group’s future profitability, financial condition and ability to maintain adequate levels of liquidity depend to a large extent on its ability to overcome macroeconomic and operational challenges.” We will require generation of sufficient operating cash flow from our operations to service our current and future projected indebtedness. Our ability to obtain cash to service our existing and projected debts is subject to a range of economic, financial, competitive, legislative, regulatory, business and other factors, many of which are beyond our control. We may not be able to generate sufficient cash flow from operations to satisfy our existing and projected debt and other financial obligations, in which case, we may have to undertake alternative financing plans, selling assets, reducing or delaying capital investments, or seeking to raise additional capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the financial markets and our financial condition at such time. To the extent we have borrowings under bank overdrafts that are payable upon demand or which have short maturities, we may be required to repay or refinance such amounts on short notice, which may be difficult to do on acceptable financial terms or at all. At December 31, 2015, we had €19.0 million of bank overdrafts outstanding. In addition, while we had €52.5 million of cash and cash equivalents at December 31, 2015, 56% of this amount was held by our Chinese subsidiaries, most of which cannot be paid to us as a dividend without incurring withholding taxes. We cannot assure you that any refinancing or restructuring would be possible, that any assets could be sold, or, if sold, of the timing of the sales or the amount of proceeds that would be realized from those sales. We cannot assure you that additional financing could be obtained on acceptable terms, if at all, or would be permitted under the terms of our various debt instruments then in effect. Our failure to generate sufficient cash flow to satisfy our existing and projected debt obligations, or to refinance our obligations on commercially reasonable terms, would have an adverse effect on our business, financial condition and results of operations.

The Company uses a securitization program to manage liquidity risk. Should such program be terminated, the Company’s ability to manage such risk will be impaired.

As a means to manage liquidity risk, in July 2015, the Company entered into a non-recourse securitization agreement (“Securitization Agreement”) with an affiliate of Banca Intesa (the “Assignee”). Under the Securitization Agreement, the Company assigns certain customer receivables to the Assignee in exchange for short-term credit, thereby providing the Company with an important and stable source of short-term funding. The Company’s ability to continue using this tool to mitigate liquidity risk depends on the assigned receivables meeting certain credit criteria, one such criterion being the continued solvency of the customers owing such receivables. If these criteria are not met, including, for example, because the credit quality of the Company’s customers deteriorates, the Securitization Agreement may be terminated, thereby depriving the Company of an important tool for managing liquidity risk. A copy of the Securitization Agreement is filed as Exhibit 4.5 to this Form 20-F.

The Group’s operations have benefited in 2015 and in previous years from a temporary work force reduction program that, if not continued, may have an impact on the Group’s future performance — Due to the persistently difficult business environment that has negatively affected the Group’s sales performance over the past few years, the Company has in recent years entered into a series of agreements with Italian trade unions and the relevant Italian Ministry pursuant to which government funds have been used to pay a substantial portion of the salaries of redundant workers who are subject to layoffs or reduced work schedules (as in the case of the Cassa Integrazione Guadagni Straordinaria, or “CIGS,” an Italian temporary lay-off program).

The agreements signed during 2015 have represented a crucial phase. Between October 2013 and October 2015, 500 blue collar workers voluntarily terminated their employment with Company, which led to a gradual reduction of redundant structural staff in the manufacturing and innovation processes.

With respect to the improvement of manufacturing levels, on March 3, 2015, the Minister of Labour and Social Politics signed new agreements (the so-called Solidarity Agreement) in order to reduce the redundant staff by reducing the working hours. In this way, more workers can continue to stay at work, though with a reduction of salary that is less than proportional to working hours reduction thanks to Government financial support. The agreement is also focused on increasing competitiveness of the Italian production plants. The Group intends to recover competitiveness through product and process innovation with the aim to recover market share, and potentially maintaining occupational levels.

Thanks to the above-mentioned agreement, the incentive plan and a new labor organization, the Company reduced the redundant positions, to 359 work units at the end of year 2015, without strikes or social conflict.

In 2016, the Reorganisation Plan will continue to reinforce the competitiveness of plants through the following actions:

1.	By implementing a new industrial asset on the basis of the lean enterprise logic by investing in product and process innovation.

2.	By maintaining occupational levels through the application of solidarity contracts in its Italian operations.

In order to manage 359 redundant units, the Company put in place the so-called ASSIST project. This project offers a set of incentives to third-party companies that hire a certain number of our redundant units. As of the date of this Annual Report, none of our redundant units have been hired by third-party companies. In addition, the Company continues an incentive payment program to incentivize redundant people to resign. We anticipate that 100 units should adhere to this program by June 30, 2016.

The Company expects to spend approximately €10 million to cover costs related to the support the agreements signed in March 2015.

The Company’s inability to continue reducing redundant structural staff could have an adverse effect on our financial condition, results of operations, and cash flows.

The Group’s operations may be adversely impacted by strikes, slowdowns and other labour relations matters. Many of our employees, including many of the labourers at our Italian plants, are unionized and covered by collective bargaining agreements. As a result, we are subject to the risk of strikes, work stoppages or slowdowns and other labour relations matters , particularly in our Italian plants. These collective bargaining agreements also limit the possibility to dynamically react to market conditions or competition without the agreement of Italian trade union representatives. During 2013, 2014 and 2015, we experienced strikes and slowdowns in connection with our Italian reorganization efforts, which resulted in lower productivity levels. Our operations may also be adversely impacted by future strikes or slowdowns, which we anticipate could occur in the future in connection with the announcement of layoffs and the subsequent termination of redundant employees.

Any strikes, threats of strikes, slowdowns or other resistance in connection with our reorganization plan, the negotiation of new labour agreements or otherwise could adversely affect our business as well as impair our ability to implement further measures to reduce structural costs and improve production efficiencies. A lengthy strike that involves a significant portion of our manufacturing facilities could have an adverse effect on our financial condition, results of operations, and cash flows.

We may not execute our Business Plan, successfully or in a timely manner, which could have a material adverse effect on our results of operations or on our ability to achieve the objectives set forth in our plans — On February 28, 2014, the Natuzzi board of directors approved the 2014-2016 Business Plan, which envisaged actions to boost sales and efficiency measures to save on COGS, in order to regain profitability for the Group. The 2017-2020 Business Plan, the guidelines of which were presented to the Board of Directors in February 2016, also incorporates successful execution of these actions. The profitability of our operations depends on the successful and timely execution of the Business Plan.

The failure to successfully and timely execute these objectives could result in ongoing losses for the Group and a failure to reduce costs and improve sales as contemplated by the Business Plan.

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

In addition, with the vast majority of our net sales deriving from the sale of leather-upholstered furniture. Consumers have the choice of purchasing upholstered furniture in a wide variety of styles and materials, and consumer preferences may change. There can be no assurance that the current market for leather-upholstered furniture will grow consistent with our projections under the Business Plan or that it will not decline.

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

In 2015, the Group derived 44,3% of its leather and fabric-upholstered furniture net sales from the EMEA region, 41,5% from the Americas (Brazil included), and 14,2% from the Asia-Pacific region. A failure to recover from the economic slowdown or renewed economic pressures in Europe may have a material adverse effect on the Group’s results of operations.

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

Fluctuations in currency exchange rates have adversely affected and may adversely affect the Group’s results — The Group conducts a substantial part of its business outside of the Euro-zone. An increase in the value of the Euro relative to other currencies used in the countries in which the Group operates has in the past, and may in the future, reduce the relative value of the revenues from its operations in those countries, and therefore may adversely affect its operating results or financial position, which are reported in Euro. In addition to this risk, the Group is subject to currency exchange rate risk to the extent that its costs are denominated in currencies other than those in which it earns revenues. In 2015, a significant portion of the Group’s net sales about 69%, but approximately 55% of its costs , were denominated in currencies other than the Euro. The Group also holds a substantial portion of its cash and cash equivalents in currencies other than the Euro, including a large amount in RMB received as compensation for the relocation of its Chinese manufacturing plant in 2011. The Group is therefore exposed to the risk that fluctuations in currency exchange rates may adversely affect its results, as has been the case in recent years. For more information, see Item 11, “Quantitative and Qualitative Disclosures about Market Risk.”

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

The price of the Group’s principal raw materials is difficult to predict. In 2015, approximately 92% of the Group’s revenues came from leather-upholstered furniture sales. The acquisition of cattle hides represents approximately 32% of total cost of goods sold. The dynamics of the raw hides market are dependent on the consumption of beef, the levels of worldwide slaughtering, worldwide weather conditions and the level of demand in a number of different sectors, including footwear, automotive, furniture and clothing.

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

One shareholder has a controlling stake of the Company — Mr. Pasquale Natuzzi, who founded the Company and is currently Chief Executive Officer and Chairman of the board of directors, beneficially owns, as of April 27, 2016, 30,967,521 Ordinary Shares, representing 56.5% of the Ordinary Shares outstanding (61.6% of the Ordinary Shares outstanding if the Ordinary Shares owned by members of Mr. Natuzzi’s immediate family (the “Natuzzi Family”) are aggregated). As a result, Mr. Natuzzi has the ability to exert significant influence over our corporate affairs and to control the Company, including its management and the selection of its board of directors. Since December 16, 2003, Mr. Natuzzi has held his entire beneficial ownership of Natuzzi S.p.A. shares through INVEST 2003 S.r.l., an Italian holding company wholly-owned by Mr. Natuzzi and with its registered office located at Via Gobetti 8, Taranto, Italy.

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

Purchasers of our Ordinary Shares and ADSs may be exposed to increased transaction costs as a result of the Italian financial transaction tax or the proposed European financial transaction tax — On February 14, 2013, the European Commission adopted a proposal for a directive on the financial transaction tax (hereafter “EU FTT”) to be implemented under the enhanced cooperation procedure by eleven Member States initially (Austria, Belgium, Estonia, France, Germany, Greece, Italy, Portugal, Slovenia, Slovakia and Spain). Member States may join or leave the group of participating Member States at later stages. The proposal will be negotiated by Member States, and, subject to an agreement being reached by the participating Member States, a final directive will be enacted. The participating Member States will then implement the directive in local legislation. If the proposed directive is adopted and implemented in local legislation, investors in Ordinary Shares and ADSs may be exposed to increased transaction costs.

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

ITEM 4. INFORMATION ON THE COMPANY

Introduction

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs, manufactures and sells a broad collection of couches, armchairs, home furniture and home accessories.

The Group is one of the world’s leading companies in the furniture industry and, according to IPSOS (one of the leading market research companies worldwide), the Natuzzi brand was ranked as the best-known global brand within the furniture category.

Natuzzi began operations in Italy in 1959. The Company first targeted the U.S. market in 1983 and subsequently began entering other European markets. More recently, Natuzzi started to focus its attention on Brazil, Russia, India and China and other developing markets. Today the distribution network covers approximately 100 countries on five continents.

The company has established a new brand strategy for the Group: one brand “Natuzzi” with two product lines — Natuzzi Italia and Natuzzi Editions, to serve a wider range of consumers, but always leveraging on the Natuzzi brand name.

For a detailed description of the brand and its target markets, please see “Strategy—The Brand Portfolio Strategy” and “Products” below.

The Group also offers unbranded products (Softaly) within a dedicated business unit to meet the specific needs of key accounts.

As of March 31, 2016 the Group distributed its products as follows:

•	Natuzzi Italia: 182 Natuzzi Italia stores, 80 Divani & Divani by Natuzzi stores (located solely in Italy and Portugal), 9 Natuzzi Italia concessions (store-in-store points of sale, directly managed by the UK subsidiary of the Group), and 314 Natuzzi Italia galleries (store-in-store points of sales managed by independent partners). 34 of these points of sales (of which 22 are Natuzzi Italia stores and 12 are Divani & Divani by Natuzzi stores) are directly managed by the Group. The Natuzzi Re-vive is an iconic product of Natuzzi Italia that is sold and distributed in over 80 different markets.

•	“Natuzzi Editions”: 100 stores. 14 of these stores, all of which are located in China, are directly managed by the Group and 450 galleries

•	Private label: Includes our unbranded and Softaly products and is currently marketed in North America, Europe, Brazil and Asia-Pacific principally through a selected number of customers

The Natuzzi Group presents its products at the world’s leading furniture fairs: Il Salone del Mobile in Milan, Italy, IMM in Cologne, Germany, Furniture Market in High Point, USA, 100% Design in London, United Kingdom, among others.

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

Organizational Structure

Natuzzi S.p.A. is the parent company of the Natuzzi Group. As of March 31, 2016, the Company’s principal operating subsidiaries were:

Name	Percentage of ownership	Registered office	Activity
Italsofa Nordeste LTDA	100.00	Salvador de Bahia, Brazil	(1)
Italsofa Shanghai Ltd	96.50	Shanghai, China	(1)
Natuzzi China (Shanghai) Ltd	100.00	Shanghai, China	(1)
Italsofa Romania SRL	100.00	Baia Mare, Romania	(1)
Natco S.p.A.	99.99	Santeramo in Colle, Italy	(2)
I.M.P.E. S.p.A.	100.00	Bari, Italy	(3)
Nacon S.p.A.	100.00	Santeramo in Colle, Italy	(4)
Lagene S.r.l.	100.00	Santeramo in Colle, Italy	(4)
Natuzzi Americas Inc.	100.00	High Point, NC, USA	(4)
Natuzzi Iberica S.A.	100.00	Madrid, Spain	(4)
Natuzzi Switzerland AG	100.00	Dietikon, Switzerland	(4)
Natuzzi Benelux S.A.	100.00	Hereentals, Belgium	(4)
Natuzzi Germany Gmbh	100.00	Köln, Germany	(4)
Natuzzi Japan KK	100.00	Tokyo, Japan	(4)
Natuzzi Service Limited	100.00	London, UK	(4)
Natuzzi Trading Shanghai Ltd	100.00	Shanghai, China	(4)
Natuzzi Oceania PTI Ltd	100.00	Sydney, Australia	(6)
Natuzzi Russia OOO	100.00	Moscow, Russia	(4)
Natuzzi India Furniture PVT Ltd	100.00	New Delhi, India	(4)
Italholding S.r.l. liquidating	100.00	Bari, Italy	(6)
Natuzzi Netherlands Holding BV	100.00	Amsterdam, Holland	(5)
Natuzzi Trade Service S.r.l.	100.00	Santeramo in Colle, Italy	(6)
Softaly (Shanghai) Furniture Co., Ltd.	96.50	Shanghai, China	(1)

(1)	Manufacture and distribution
(2)	Intragroup leather dyeing and finishing
(3)	Production and distribution of polyurethane foam
(4)	Services and distribution
(5)	Investment holding
(6)	Dormant

See Note 1 to the Consolidated Financial Statements included in Item 18 of this Annual Report for further information on the Company’s subsidiaries.

Strategy

The Company’s results for the year 2015 should be viewed in light of worldwide economic conditions, which are not in the Company’s control, such as the weakness of the Euro and the reduction in the price of certain raw materials, in particular leather. These external factors may not re-occur in 2016. Although the economy is gradually recovering in some regions, the general worldwide economic environment has not recovered enough to, on its own, lead to an increase in the Company’s sales volumes. Therefore, the Company intends to target geographic regions with high growth potential, such as North America and China, through major commercial drives to gain market share from competitors, leveraging on marketing and products. For example, Italy,– where the Company has its headquarters and where there is well-established distribution through the Divani & Divani chain, presents small signs of recovery. In addition, home and furniture purchase tax benefits have been extended by the 2016 Government budget called “stability law” (legge di stabilità).

Therefore, the major focus in recent years has been on further developing the Company’s products, increasing the product and price range in an effort to sustain the recovery in sales.

The 2015 budget envisaged the following activities, which were not totally fulfilled and, therefore, continue to be top priorities for the Company:

i.	Increase sales volumes, in particular on Natuzzi brand sales, but also on the so-called “key account” channel, typically private labels featuring large volumes at slightly lower margins;

ii.	Strengthen organization on the markets to support sales;

iii.	Improve the “retail business model”;

iv.	Implement the communication strategy;

v.	Improve product quality and customer care.

In addition, in 2016, the Company will seek to increase sales volume and margins through: a number of initiatives that have been put in place, including by:

i.	focusing on regions with the highest potential for growth (mainly North America and China);

ii.	reinforcing the Retail division to facilitate specialization and promote the opening of new Natuzzi brand sales points where necessary or useful;

iii.	implementing a test phase, which has already been rolled out in the United Kingdom, on a new retail model based on Natuzzi brand stores with wider product mix and price range, located in areas with high commercial traffic, such as retail parks, and supported by “in store” communication centered on “Made in Italy and Puglia” values;

iv.	the conception and launch of a “total quality” project, beginning with product design, right through to delivery to the customer’s home (“white glove service”).

The implementation of these retail division initiatives is a gradual process; therefore, immediate results are not expected. However, sales growth to major distribution chains in Europe is expected to continue. Greater attention to the Softaly division is aimed at improving results in North America, which has traditionally been the most important market for the Company.

Although, increased sales volumes and margins are fundamental for any enterprise, this is even more true for the Natuzzi Group as it seeks to continue to deliver upon the central mission that its founder has for Puglia – maintaining employment levels, industrial “know how” and a business culture in the region.

The Brand Portfolio Strategy — The Natuzzi Group, through its different product lines, competes in all price segments of the upholstered furniture market with a complementary offer of furnishings and accessories. This differentiated offering is designed to address all market segments and is aimed at increasing sales and profitability.

Precise market segmentation, clear brand positioning and clearly defined customer and consumer targets are intended to enhance the Group’s competitive strengths in all market segments to gain market share through its different product lines:

a) Natuzzi Italia is sold mainly through the retail channel in mono-brand stores, concessions and galleries in multi-brand specialized stores and high-end department stores. The offer includes sofas designed and manufactured in Italy at the Company’s factories, positioned in the high end of the market, with unique and customized materials, workmanship and finishes thanks to the Natuzzi heritage of fine craftsmanship in the leather sofas segment. The Natuzzi Italia product line includes complementary furnishings and accessories for the living room and, starting from 2014, also beds, bed linens and bedroom furnishings to further expand its product offerings. We believe that the Natuzzi Italia benefit consists in helping consumers make their home a harmonious, beautiful environment. Through the style and quality of its products and the merchandising in its stores, the Group aims to position this product line in the premium segment of the market. From the identification of market trends to the delivery to the consumer’s home, Natuzzi directly controls the upholstered production and distribution value chain with the aim of ensuring ultimate quality at competitive prices. Within the Natuzzi Italia product offering there is also Natuzzi Re-vive, the Group’s first performance recliner which represents the iconic product of Natuzzi Italia. In this product line, innovative technology meets Natuzzi high craftsmanship to offer complete support as well as intuitively respond to movement. Natuzzi Re-vive is positioned in the high-end segment of the market targeting a wide range of consumers who we see as culturally open to innovation, sensitive to their well-being and willing to rediscover the human-dimension of their lives.

b) Natuzzi Editions product line dates back to 2005 and, in the beginning, it was specifically designed for the U.S. market. The collection includes a wide range of leather upholstery products targeting the medium/medium-high segment of the market and leveraging the know-how and the high credibility of Natuzzi brand in the leather upholstery industry. Natuzzi Editions products are manufactured at the Group’s overseas plants (Romania, China and Brazil) and sold worldwide.

c) Private label (Softaly) is a key-account program to compete in low-end segments of the market. The objective is to recover business with large distributors. The Group aims offers to replicate the best practices applied in connection with the most demanding customers in terms of quality, service and price. Each account (the so-called Golden Partner) is managed by dedicated key-account teams under the following guidelines:

• accurate forecasting;

• product offerings to create production efficiency through synergies on raw materials, components and coverings, resulting in a focused collection with few models, versions and coverings;

• dedicated manufacturing plants: China for Asia-Pacific and American accounts (other than those located in Brazil), Romania for European accounts and Brazil for South American accounts;

• dedicated supply chain and transportation service.

Improvement of the Group’s Retail Program and Brand Development — The Group has made significant investments to improve its existing distribution network and strengthen its Natuzzi brand.

The high level of recognition of the Natuzzi brand among luxury consumers is the result of investments the Company has made over the past decade in its products, communication, in-store experience and customer service, thus securing a premium inherent in the brand itself. This consumer brand awareness encourages the Company to carry on its brand development, through the rationalization of the Group’s brand portfolio and enhancement of the Group’s distribution network, in order to further increase consumers’ familiarity with the Natuzzi brand, and their association of it as a premium brand.

During 2015, the Group opened 28 Natuzzi Italia stores, 8 of which are located in China, as well as 18 Natuzzi Italia galleries. As of March 31, 2016 there were 182 Natuzzi Italia stores, of which 23 were directly owned by the Group, and 9 were concessions in the United Kingdom. As of March 31, 2016, there were 323 Natuzzi Italia galleries worldwide (store-in-store concepts managed by independent partners).

Natuzzi Editions as well as the Divani&Divani by Natuzzi retail chain are characterized by a medium positioning in the upholstery business. As of March 31, 2016, there were 450 Natuzzi Editions galleries, 84 Natuzzi Editions stores in China (of which 15 stores were directly operated by the Group), 11 Natuzzi Editions stores in Brazil, 2 Natuzzi Editions store in Israel, as well as 80 Divani&Divani by Natuzzi stores (of which 75 were in Italy and 5 in Portugal).

Product Diversification and Innovation — The Group believes that it is crucial to display a coordinated product mix through its “Harmony maker” offering. The “Harmony maker” offer is conceived in accordance with the latest trends in design, materials and colours, and includes high quality sofas, furnishings (including wall units, dining tables and chairs) and accessories, all of which are developed mainly in-house and presented in harmonious and personalized solutions. The Group has taken a number of steps to broaden its product lines, including the development of new models, such as modular and motion frames, and the introduction of new materials and colours, including exclusive fabrics and microfibers. The Group believes that expanding its “Harmony Maker” offer will strengthen its relationships with the world’s leading distribution chains, which are interested in offering branded packages. The Group has also invested in the Natuzzi Style Center in Santeramo in Colle, Italy, to serve as a creative hub for the Group’s design activities.

In recent years Natuzzi developed important partnerships with internationally renowned designers, such as Claudio Bellini, Studio Memo and Paola Navone, who are able to capture the brand’s spirit in their designs.

Beginning in 2014, The Group also began distributing beds, bed linens and bedroom furnishings to further expand its product offerings.

Manufacturing

Our manufacturing facilities are located China, Romania, Brazil and Italy.

Our Chinese plant is located in Shanghai, extending over 88,000 square meters, and has been in operation since 2011. As of December 31, 2015, our Chinese plant employed 1,410 people, of whom 1,322 were laborers. It manufactures Natuzzi Editions and private label products for the Americas (apart from Brazil) and for the Asia-Pacific market. In 2015, the Chinese plant produced about 44% of the Group’s total consolidated upholstery revenue.

Our Romanian plant is located in Baia Mare, extending over 75,600 square meters, and has been in operation since 2003. As of December 31, 2015, our Romanian plant employed 1,192 people, of whom 1,131 were laborers. It produces Natuzzi Editions and private label products for the EMEA region. In 2015 the plant generated about 20% of the Group’s total consolidated upholstery revenue.

Our Brazilian plant is located in Salvador De Bahia, extending over 28,700 square meters, and has been in operation since 2000. As of December 31, 2015, our Brazilian plant employed 180 people, of whom 129 were laborers. It produces Natuzzi Editions and private label products exclusively for the local market. In March 2015 the Group set up a new moving line dedicated to the Re-vive production to be sold exclusively for the Brazilian market. In 2015 the plant generated almost 2% of the Group’s total consolidated upholstery revenue. In 2015 the Group sold its owned dormant plant in Brazil. The collection of the sale price, for a total consideration of approximately €4.0 million, was completed in January 2016.

Our three Italian plants dedicated to the production of upholstered products and two warehouses are located in Santeramo Jesce, Matera Jesce and Laterza, all of which are located either in or within a 25 kilometer radius of Santeramo in Colle, where the Group’s headquarters are located. Collectively these sites extend over 120,000 square meters. As of December 31, 2015, these sites (together with the Group’s headquarters) employed 1,915 workers, the majority of whom were subject to the layoff program. See “Item 6. Directors, Senior Managers and Employees—Employees.” The Italian plants are the exclusive producers of Natuzzi Italia products for the world market and, beginning in the first quarter of 2014, these plants also began producing the Re-vive performance recliner. In 2015 these plants generated about 34% of the Group’s total consolidated upholstery revenue. As a result of the Solidarity Contract (“contratto di solidarietà”,) a significant portion of the Natuzzi Editions production was transferred from Romania to Italy in order to more evenly distribute production based on the Group’s human resources needs.

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

In recent years, the Group has been investing in the reorganization of its production processes, following the “Lean Production” approach. We believe that ongoing implementation of these more efficient production processes will allow us to regain competitiveness by reducing costs (both in terms of labor and consumption of materials) and improving the quality of our services (by reducing defects and lead time for production).

The industrialization of the prototyped product lines was further defined in May 2011, and in December 2011, three new production lines were completed in a new dedicated plant in Matera Jesce. We also moved the manufacturing of wooden frames that was originally carried out in the production site located in Santeramo in Colle, Italy, to the Matera Jesce plant, thus further optimizing both productivity and logistics costs through a direct, in-loco integration of sofa assembly.

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

Testing of limited model samples produced with the moving-line process demonstrated a nearly 7% decline in cost of goods sold for certain Natuzzi Editions and private label products and a decline in cost of goods sold of nearly 12% for certain Natuzzi Italia products. Following these tests, management confirmed its decision to transform all the Group’s plants, substituting the old “Isle Production” models, with a roll out of moving-line production processes to all plants. As of December 31, 2015 the following number of moving lines were implemented and completed: 24 moving lines in China; 12 moving lines in Romania; 4 moving lines in Italy; 4 moving lines in Brazil. Each moving line has an estimated production capacity of up to 130 seats per day when utilized for two eight-hour shifts per day.

Beginning in 2014, we have also been designing a software program in cooperation with the University of Lecce that assists in assigning models to the moving line to which they are best-suited and where production would be most efficient. In 2015, we implemented the software in the Romanian plant. A final release was subsequently performed in Matera Jesce and we are currently running different releases (until April 2016) in China and Brazil.

Consistent with its commitments under the Italian Reorganization Agreements, the Company has reorganized its Italian operations by closing its plant located in Ginosa, effective January 2014. This closure has allowed us to concentrate all upholstered furniture production activities within just three facilities with the aim of reducing logistics costs and industrial costs.

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

The Group processes leather hides to be used as upholstery in its Udine plant whose main activities are leather dyeing and finishing. The Udine facility, which had 157 employees as of December 31, 2015, of whom 132 were labourers, receives both raw and tanned cattle hides, sends raw cattle hides to subcontractors for tanning, and then dyes and finishes the hides. Hides are tanned, dyed and finished on the basis of orders given by the Group’s central office in accordance with the Group’s “on demand” planning system, as well as on the basis of estimates of future requirements. The movement of hides through the various stages of processing is monitored through our management information system. See “Item 4. Information on the Company—Manufacturing—Supply-Chain Management.”

The Group produces, directly and by subcontracting, ten grades of leather in approximately 40 finishes and 280 colors. The hides, after being tanned, are split and shaved to obtain uniform thickness and separated into “top grain” and “split.” Top grain leather is primarily used in the manufacture of most Natuzzi Italia leather products, while split leather is used, in addition to top grain leather, in the manufacture of some Natuzzi Italia products and most Natuzzi Editions products. The hides are then colored with dyes and treated with fat liquors and resins to soften and smooth the leather, after which they are dried. Finally, the semi-processed hides are treated to improve the appearance and strength of the leather and to provide the desired finish. The Group also purchases finished hides from third parties.

The Group’s facility for the production of polyurethane foam, IMPE S.p.A. (“IMPE”), employed 33 workers as of December 31, 2015, of whom 19 were labourers, and is engaged in the production of flexible polyurethane foam, and also sells foam to third parties because the facility’s production capacity is in excess of the Group’s needs. In 2012, IMPE obtained ISO 14001 certification in accordance with the environmental policy of the Natuzzi Group and also improved safety conditions at the plant. As part of the Group’s efforts to improve its production process, we have substituted some chemical compounds with more ecologically-friendly materials.

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

Chinese Production: The original Chinese plant owned by the Group was subject to an expropriation process by local Chinese authorities, since the plant was located on land that was intended for public utilities. Negotiations involving the expropriation process began in 2009 and were concluded in 2011. The agreement setting for the payment of compensation for the expropriated plant was signed with Chinese authorities on January 26, 2011. As compensation for this expropriation, the parties agreed upon a total indemnity of Chinese Yuan (CNY or RMB, hereafter) 420 million, which was equivalent to approximately €46.7 million based on the Yuan-Euro exchange rate as of December 31, 2011. The Company collected the full amount of the indemnity payment from the local Chinese authorities in 2011. During 2013, a second supplementary agreement was signed between the Company and the Shanghai Municipality, by which the Company obtained the reimbursement (€8.7 million) of taxes due and paid on the 2011 relocation compensation.

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

Brazilian Production: The Group owned two plants in Brazil that, in the past, have been used for the production of upholstery for the Americas region. Due to the overall appreciation of the Brazilian Real against the U.S. dollar since these plants were opened and a consequent decline in competitiveness, the Group decided to temporarily close the Pojuca plant (putting it up for sale in 2010) and reduced the production capacity of the Salvador de Bahia plant to a level that is sufficient to serve only the Brazilian market. In February 2015 the Group entered into a sale purchase agreement to sell the Pojuca plant to a Brazilian company. By the end of 2015, the buyer paid the majority of the agreed sale price. The buyer completed the payment of the remainder of the agreed sale price in January 2016.

In March 2015 the Group set up a new moving line dedicated to production of Re-vive, to be sold exclusively for the Brazilian market.

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

Therefore, the Group intends to continue investing in the Latin American market, with a particular focus on Brazil, by better organizing operating, sales and marketing activities, by developing the current distribution channel of Natuzzi Editions points-of-sale and by improving relations with the most important local key accounts through a dedicated private label production. In 2016, the Brazilian plant is expected to once again produce furnishings for customers in the Americas in order increase productivity performances.

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

During 2015, the prices for hides decreased by about 12% compared to 2014. Due to the volatile nature of the hides market, there can be no assurance that current prices will remain stable or that price trends will not rise in the future. See “Item 3. Key Information—Risk Factors—The price of the Group’s principal raw materials is difficult to predict.”

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

Fabrics and microfibers for the Natuzzi Italia products that are purchased from Italian suppliers are delivered directly by the suppliers to the Group’s facility in Laterza, while those that are purchased outside of Italy are delivered to an Italian port and then sent to the Laterza facility.

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

The Group obtains the chemicals required for the production of polyurethane foam from major chemical companies located in Europe (including Germany, Italy and the United Kingdom) and the polyester fiber filling for its polyester fiber-filled cushions from several suppliers located mainly in Indonesia, China, Taiwan and India. The chemical components of polyurethane foam are petroleum-based commodities, and the prices for such components are therefore subject to, among other things, fluctuations in the price of crude oil, which remained high through the middle of 2014, after which it declined sharply. Within our Romanian industrial plant, we have a woodworking facility that provides wooden frames.

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

Load Optimization and Transportation — The Group delivers goods to customers by common carriers. Those goods destined for the Americas and other markets outside Europe are transported by sea in 40-foot high cube containers, while those produced for the European market are generally delivered by truck and, in some cases, by railway. In 2015, the Group shipped 8,760 containers overseas and approximately 4,709 full load mega-trailer trucks to European destinations, serving more than 9,900 different delivery points.

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

The Group relies principally on several shipping and trucking companies operating under “time-volume” service contracts to deliver its products to customers and to transport raw materials to the Group’s plants and processed materials from one plant to another. In general, the Group prices its products to cover its door-to-door shipping costs, including all customs duties and insurance premiums. Some of the Group’s overseas suppliers are responsible for delivering raw materials to the port of departure; therefore transportation costs for these materials are generally under the Group’s control

Products

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

•	The Natuzzi Italia collection stands out for high quality in the choice of materials and finishes, as well as for the creativity and details of its design. As of December 31, 2015, this line of products offered around 100 models of sofas and six models of beds. With respect to coverings, the Natuzzi Italia collection has 15 leather articles in 76 colors and 19 softcover articles in 108 colors. The collection also includes a selection of additional furniture (wall units, coffee tables, tables, chairs, lamps and carpets) and accessories (vases, mirrors, magazines racks, trays and decorative objects) to offer complete furnishings with the aim of enabling the Group to become a “lifestyle company.”

•	The Natuzzi Re-vive, the iconic product of Natuzzi Italia collection, was designed by Formway Design Studio of New Zealand and is the subject of two patents, one covering the design and one covering the unique mechanism made of 120 different parts. Natuzzi Re-vive armchairs are available in seven styles (Quilted, Linear, Tailored, Casual, Club, Lounge, Suit), two sizes (King and Queen), four configurations (with/without headrest – basic chair/complete with ottoman), seven leather articles in 42 colors, and four softcover articles in 23 colors, four basic spine/base finishing and two special spine/base finishing. The finished product and each of its components are subject to rigorous quality controls.

•	The Natuzzi Editions collection, as of December 31, 2015, consisted of 153 models. The vast range of models cover all styles from casual/contemporary to more traditional, suitable for all markets from Europe to Americas to Asia. Natuzzi Editions focus is leather, offering a wide range of 10 leather types available in 71 colors; nevertheless a broad collection of three new fabric articles were added to the line and have received positive feedback from the market.

•	The private label collection, as of December 31, 2015 was composed of about 70 models, including exclusive models for key accounts. The products are mainly leather (or leather matched with Next Leather®, a bonded leather that contains a minimum of 17 per cent of leather). During 2013 all the products already in the collection were re-engineered in order to meet the requirements of the moving-line manufacturing process and all the new products have been designed according to this production system. This investment has improved quality, while reducing industrial costs.

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

Innovation

Since the end of 2013, the Company has been implementing a new production model based on the Lean Production principles.

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

In the field of process and product innovation, the Group implemented since 2013 the Modular Industrial Platform System, aimed at reducing manufacturing costs. Industrial platforms represent an industrial base common to many models that can be technically and aesthetically modified in order to meet customers’ requests. The utilization of such platforms grants substantial benefits in terms of product simplification (easy assembly), management (fewer codes to be managed), quality (fewer production failures), and production costs (economies of scale), leading to an increase in competitiveness.

In 2015 the Company implemented the following new programs and measures related to the product development process and product design and engineering systems:

1) It launched a holistic quality based approach to control the quality of the product based on the FEM (Finite Element Method), paving the way to reduce claims and to increase customer satisfaction regarding product durability;

2) It established a dedicated comfort team, aimed to improve the ergonomic and comfort performance of the prototyped sofas, introducing also Virtual Seating and Ergonomic IT solutions in order to increase the wellness comfort experience of customers;

3) A 3D designing System was implemented with the support of a PDM (Product Data Management) The system increases the effectiveness of the engineering team by reducing complexity, facilitating product development activities and testing platforms and the critical quality points. The Company also improved the DFMA (Design for Manufacture and Assembly) strategy for product development and aligned it with the Lean Production System;

4) An improved control system for the product development process was implemented introducing a visual management system, making it possible to have a real time understanding of product development requests;

5) An Open Innovation Office was established with the aim to lead breakthrough innovations, procure innovative materials and collaborate with third-party professionals at the most famous research institutes

Management also continues to encourage innovation and new products by leveraging on the above-mentioned innovations activities and adopting the most updated technology that exists in the sector.

In reference to the innovation process, we began to implement the moving-line production system in our plants at the beginning of 2014 and expect the system to be fully implemented across all of our plants by the end of 2015. As of March 31, 2015 the following number of moving lines were implemented and completed: 24 moving-lines in China; 11 moving-lines in Romania; and four moving-lines in each of Italy and Brazil.

As for the Chinese plant in particular, during the first part of 2014, the installation of the moving-line production system was not simultaneously accompanied by the development of an appropriate IT system to support moving-line production. It also lacked an appropriate training plan for workers who had to adapt their skills with the new moving line-based production model. For these reasons and several others, namely, the need for a reduction in complexity, the unavailability of complete and functioning moving lines, together with a production planning not adequate in terms of mix of products, has caused a sharp decline in the overall production efficiency and productivity of our Chinese plant. Starting from July 2014, as a result, we have created a dedicated team (the “lean-team”) whose main goal was to increase productivity, in particular through the:

•	analysis of the main product platforms produced in different plants of the Group;

•	diagnosis of these platforms, resulting in the elimination of underperforming models;

•	simplification of production complexity, through the elimination of models, versions, coverings that turned out to be underperforming;

•	test and implementation, in collaboration with the University of Lecce, of a new software able to plan the production of all of the Group’s plants, with the ultimate goal of increasing the degree of repetitiveness in production, so as to reduce the complexity of production not only in individual plants but also in each production moving lines;

•	use of an additional software necessary to define the best production sequence of models belonging to the same “family of products” (i.e., having similar components and similar production times) to be assembled and determine a correct balance between the various stations of the line.

•	We formally launched the above-mentioned activities in December 2014,. The results have been very encouraging with a gradual recovery in production efficiency and productivity during the 2015.

•	The lean team, with support from all of the Departments, continued their activities to achieve these goals in 2015. The results in terms of reducing complexity and standardizing the moving lines processes have been very encouraging. As a result of their analysis, the Company formalized the implementation of a “Last Planner” in the Romanian plant in September 2015, in in the Iesce1 Plant in November 2015 and in the Brazilian Plant in December 2015.

Furthermore, beginning in July 2014, an experimental laboratory for simulating all single phases within a typical moving line was designed and built at the headquarters in Santeramo in Colle. In this laboratory, our experts have been testing all ideas that the lean-team proposes with the aim of improving production efficiency, productivity, quality of finished products and workstation ergonomics. The results turned out to be better than expected, thanks also to the proactive involvement of people within this project. All the ideas that have been tested successfully in this laboratory are expected to be implemented in all of the Group’s industrial plants. In 2015 this laboratory tested all the new models designed, and all the new work methodology, providing a strong hand in improving the efficiency and the product quality. Today this laboratory is expanding with the addition of another production line.

The Group continues its cooperation with Italian research centers aimed at identifying alternative product materials. Through this cooperation, we have identified a new wood material and a way to recycle other wood-based products, having mechanical properties suitable for use in sofa production. The relevant industrialization phase is still ongoing.

Research and development expenses, which include labor costs for the research and development department, design and modeling consultancy expenses and other costs related to the research and development department, were €3.3 million in 2015, were €5.8 million in 2014 and €7.9 million in 2013

Advertising

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

In particular, the Company approach to communication campaigns is specific to each product line: the Natuzzi Italia home philosophy is narrated with the support of famous international photographers; the advertising of Natuzzi Editions products conveys, thanks to the collaboration with local professionals in those markets where the products are sold, the value of the unique comfort of such products coupled with a style suitable to local market tastes; Natuzzi Re-vive has now been folded into Natuzzi Italia, for which it will be the new icon product.

Advertising for galleries is carried out with the help of the “Retail Advertising Kit,” a collection of templates that enable direct advertising of the product lines in conjunction with the retailer’s brand.

The Group has also invested in its online digital channel that represents and, given the trends in recent years, will represent to a greater degree the future of communication worldwide.

Retail Development

The Group is focused on accomplishing the goals of its sustainable Development Plan and, in particular, has achieved and continues to focus on achieving broader and more effective distribution in the most important Markets.

The Group opened 27 Natuzzi Italia stores worldwide in 2015, the greatest part divided among Asia Pacific (12 stores) and North America (5 stores). In addition, 17 Natuzzi Italia galleries were opened, which leads to 44 overall openings in 2015, with a total network of 180 stores and 293 galleries at worldwide level.

Among the particularly notable Natuzzi Italia stores opened in 2015 are:

•	In February 2015 the Company opened a magnificent store in the Miami Design District;

•	In August 2015, the Company opened a retail store at a prime location in Hong Kong of more than 1,000 square meters, which is the first store in that area and the initial results are already proving a successful business case.

•	The Company introduced new signage to the Colombo and Abu Dhabi stores, which opened last year.

•	On December 26, 2015 (Boxing Day), the Company opened a new store in the Thurrock retail park in London, which is an area with a significant footfall, in a corner location. The store, which is more than 800 square meters and which has a revised layout that was specifically designed for the product matrix and implementation of all the Retail & Marketing mix, is providing astonishing results in terms of sales.

The Company opened 112 Natuzzi Editions stores within last year, including 14 new mono brand stores and 98 new galleries, reaching 181 stores and 457 galleries worldwide. Most of the new gallery openings are in the EMEA region, where, according to the distribution strategy, some former Natuzzi Italia galleries have become Editions.

Natuzzi Editions retail concept has been also fine-tuned: a full set of new Display System items has replaced the old concept in order to ensure an engaging shopping experience even in a shop-in-shop environment like our galleries.

Last year the Company also completed the rationalization process for the Directly Operated Stores (“DOS”) network: 4 Divani & Divani stores in Italy were closed. The Company has closed 23 unprofitable stores (mostly in Western Europe) in less than 2 years. The latest closures enabled us to reach the appropriate distribution environment, which will help maximize efficiency and profitability of the opening plan for this year. Current DOS distribution is based on 57 POS, out of 1.140 POS Worldwide.

The Company grants continued effort and investment to the development of efficient and practical selling tools. In 2015 the Company was finally able to set up a digital library comprised of the entire Natuzzi Italia retail collection: each product model (sofas, beds, furnishing, etc.) has been modelled in a 3D file format and the full list is available for downloading through the most used platform on the web (3D Warehouse, formerly Sketch up). As a result, Natuzzi is now, by far, the most represented furniture companies within the platform brand portfolio. This will hopefully help to address the interior decorator community in order to increase business in a still almost unexploited sector for the Group.

Markets

The Group markets its products internationally as well as in Italy. Thanks to its international presence, the seasonality does not significantly influence the Group’s operations. Outside Italy, the Group sells its furniture, on a wholesale basis, to major retailers and, on a retail basis, to furniture stores. In 1990, the Group began selling its leather-upholstered products in Italy and abroad through franchised Divani & Divani by Natuzzi and Natuzzi (now Natuzzi Italia) furniture stores. Since 2001, the Group has also sold its furniture through directly owned Natuzzi (now Natuzzi Italia) stores and Divani & Divani by Natuzzi stores. In 2005 the Group introduced the Natuzzi Editions to the U.S. market, and it continues to be sold in the Americas through galleries and concessions. The Leather Editions product line targets a similar customer to Natuzzi Editions and was introduced in markets outside the Americas in 2010 and also is sold through galleries and concessions. As part of the Business Plan, the Group has started its plan to re-label the Leather Editions portfolio of products as Natuzzi Editions to capitalize on the strength of the “Natuzzi” name and streamline its offerings. Consequently, the Leather Editions stores, including those stores located in China, will be gradually rebranded worldwide into Natuzzi Editions points of sales. The Italsofa product line was introduced in 2007 with the intent of competing with low-priced competitors. In 2013, the Group decided not to make further investments in the Italsofa. All the Italsofa models thus far developed will be progressively absorbed by the Group’s other product line offerings. In October 2013, the Group officially launched Re-vive, its innovative performance recliner, now the Natuzzi Italia iconic product, and began its distribution in the first half of 2014 in 25 markets.

The Company has almost completed its commercial and distribution re-organization in all its commercial regions, in order to better exploit market opportunities all over the world. This reorganization includes expanding its retail presence in large department stores to increase visibility of the Natuzzi brand’s product lines as well as establishing a separate business unit, aimed at generating sales volumes and developing new key accounts through its private label offerings.

The following tables show the number of Group stores and galleries as of March 31, 2016 according to our principal geographic areas.

Stores	Natuzzi Italia	Divani & Divani by Natuzzi	Natuzzi Editions	TOTAL
Americas(1)
U.S. and Canada	11			11
Latin America	7		11	18
EMEA
Europe	64	5	3	72
Italy	3	75		78
Middle East & Africa India	26		2	28
Asia-Pacific
Asia	65		84	149
Oceania	6			6

TOTAL	182	80	100	362

Galleries/Concessions*	Natuzzi Italia		Natuzzi Editions	TOTAL
Americas(1)
U.S. and Canada	55		172	227
Latin America	21		49	70
EMEA
Europe	225		204	429
Italy
Middle East & Africa India	11		21	32
Asia-Pacific
Asia	11		3	14
Oceania			1	1

TOTAL	323	*	450	773

1)	Includes the United States, Canada and Latin America (including Brazil) (collectively, the “Americas”).
*	The concessions are store-in-store concept selling Natuzzi Italia products, and are managed directly by a subsidiary of the Company located in the United Kingdom. As of March 31, 2016 there were 9 Natuzzi Italia concessions, all located in United Kingdom.

The following tables show the leather and fabric-upholstered furniture net sales and number of seats sold of the Group broken down by geographic market for each of the years indicated:

Leather and Fabric Upholstered Furniture, Net Sales (in millions of Euro)

	2015		2014		2013
Americas(1)	181.3	41.5%	171.0	41.8%	162.5	40.3%
Natuzzi(2)	108.7	24.9%	96.5	23.6%	101.0	25.0%
Private label	72.6	16.6%	74.5	18.2%	61.5	15.3%

EMEA	193.9	44.3%	184.8	45.2%	189.7	47.1%
Natuzzi(2)	138.7	31.7%	142.1	34.8%	145.4	36.1%
Private label	55.1	12.6%	42.7	10.4%	44.3	11.0%

Asia-Pacific	61.9	14.2%	53.3	13.0%	50.6	12.6%
Natuzzi(2)	57.2	13.1%	48.4	11.8%	46.4	11.5%
Private label	4.7	1.1%	5.0	1.2%	4.2	1.1%

Total	437.0	100.0%	409.1	100.0%	402.8	100.0%

(1)	Includes the United States, Canada and Latin America (including Brazil) (collectively, the “Americas”).
(2)	The “Natuzzi” brand includes the Group’s three lines of product: Natuzzi Italia, Natuzzi Editions and Natuzzi Re-Vive. Figures for 2012 and 2013 have been reclassified accordingly.

Starting from the second half of 2014, upholstered net sales under the “Natuzzi” brand also includes net sales of beds sold under the Natuzzi Italia line.

Leather and Fabric Upholstered Furniture, Net Sales (in seats)

	2015		2014		2013
Americas(1)	719,959	46.7%	842,263	50.7%	809,31	48.0%
Natuzzi(2)	349,689	22.7%	374,787	22.6%	425,502	25.2%
Private label	370,270	24.0%	467,476	28.1%	383,808	22.8%

EMEA	668,891	43.3%	644,681	38.8%	703,368	41.7%
Natuzzi(2)	373,315	24.2%	396,327	23.9%	430,367	25.5%
Private label	295,576	19.2%	248,354	14.9%	273,001	16.2%

Asia-Pacific	154,409	10.0%	175,351	10.5%	173,669	10.3%
Natuzzi(2)	128,364	8.3%	139,966	8.4%	143,548	8.5%
Private label	26,045	1.7%	35,385	2.1%	30,121	1.8%

Total	1,543,259	100.0%	1,662,295	100.0%	1,686,347	100.0%

(1)	Includes the United States, Canada and Latin America (including Brazil) (collectively, the “Americas”).
(2)	The “Natuzzi” brand includes the Group’s three lines of product: Natuzzi Italia, Natuzzi Editions and Natuzzi Re-Vive. Figures for 2012 and 2013 have been reclassified accordingly.

Starting from the second half of 2014, upholstered net sales under the “Natuzzi” brand also includes net sales of beds sold under the Natuzzi Italia line

1. The Americas.

In 2015, net sales of leather and fabric-upholstered furniture in the United States and the rest of the Americas (including Brazil) were €181.3 million, up 6,1% from €171.0 million, reported in 2014, and the number of seats sold decreased by 14,5%, from 842,263 in 2014 to 719,959 in 2015.

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

The Group’s sales in the United States, Canada and Latin America (excluding Brazil) were handled by Natuzzi Americas until June 30, 2010. Starting July 1, 2010, as a part of a general reorganization of the Group’s commercial activities, worldwide third-party sales have been handled by the parent company, Natuzzi S.p.A.

Natuzzi Americas maintains offices in High Point, North Carolina, the heart of the most important furniture manufacturing and distribution region in the United States, and provides Natuzzi S.p.A with agency services. The staff at High Point provides customer service, trademarks and products promotions, credit collection assistance, and generally acts as the customers contact for the Group. As of March 31, 2016, the High Point North Carolina operation had 52 employees. In addition such Company has 24 independent sales representatives.

All of our commercial activities in Brazil are overseen from our Salvador de Bahia facility. The Group’s commercial structure in Brazil has been reinforced by an increase in personnel, from 12 representatives in 2012 to 23 as of the end of 2015. Sales in Brazil in 2015 decreased by 11.9% from €10.7 million in 2014 to €9.5 million in 2015 due to the work on better sales and mix to increase margins.

In July 2014, the Group reached an agreement to sell the Pojuca plant to a Brazilian company. In particular, a rental agreement with a sale-promise clause was signed, followed by a preliminary sale agreement signed in February 2015. The collection of the agreed sale price, for a total consideration of approximately €4.0 million, was completed in January 2016.

In 2015, we opened 23 new Natuzzi Editions galleries in the Americas region (of which, 4 in South America), 3 new Natuzzi Editions stores in South America, 6 Natuzzi Italia galleries and 5 Natuzzi Italia stores (North and Central America)

As noted above, in February 2014, we opened a new, directly-operated Natuzzi Italia flagship store in New York City on Madison Avenue, with the aim of anchoring the Group’s expansion in the New York-Connecticut-New Jersey Tristate area. We closed our New York City store located in Soho in June 2014. In addition, as of March 31, 2016, there were also 18 Natuzzi Italia stores operating in the Americas that are owned by local dealers (11 in the United States and Canada, 7 in Latin America). Furthermore, as of the same date, there were 11 Natuzzi Editions stores, all located in Brazil.

2. EMEA

During 2015, the Group continued to consolidate its position in Western Europe, and increase its presence in Eastern Europe, the Middle East and Africa (collectively, “EMEA”), by investing in stores and galleries. Net sales of leather and fabric-upholstered furniture in EMEA (including Italy) increased by 4.9% in 2015 to €193.9 million (from €184.8 million in 2014), with the number of seats sold increasing by 3.8%, from 644.681 in 2014 to 668.891 in 2015.

2a) Italy. Since 1990, the Group has sold its upholstered products within Italy principally through the Divani & Divani by Natuzzi franchised network of furniture stores. As of March 31, 2016 there were 75 Divani & Divani by Natuzzi stores, and three Natuzzi Italia stores located in Italy. The Group directly owns 15 of these stores, including the three stores operating under the Natuzzi Italia name.

2b) Europe (Outside Italy). The Group expands into other European markets mainly through stores (local dealers, franchisees or directly operated stores). As of March 31, 2016, 72 stores were operating in Europe: 5 under the Divani & Divani by Natuzzi , all located in Portugal; 64 were under the Natuzzi Italia name (9 in Spain, 9 in France, 7 in Russia, 5 in Switzerland, 6 in the United Kingdom, 4 in each of Poland and the Czech Republic, 3 in Cyprus, 2 in each of Hungary and Ukraine, and 1 in each of Armenia, Bosnia, Croatia, Estonia, Germany, Latvia, Malta, Romania, Serbia, Azerbaijan, Kosovo, Turkey and Slovenia) and 3 Natuzzi Editions. Of these stores, 19 were directly owned by the Group as of March 31, 2016 and all were operated under the Natuzzi Italia name: 9 in Spain, 5 in Switzerland, 4 in the United Kingdom and 1 in Germany. Apart from the Natuzzi Italia stores, the Group also operates 9 concessions in the United Kingdom.

Given the size of the Russian market and its strategic relevance to the Group’s future growth, a local representative office was opened in Moscow in February 2010, with the aim of managing sales, marketing and customer service for Russia and the Ukraine, and to supervise the opening of new single-brand stores in the Russian market.

2c) Middle East & Africa. As of March 31, 2016, the Group had a total of 26 Natuzzi Italia stores in the Middle East & Africa region: 8 in India, 5 in Israel, 3 in Saudi Arabia, 2 each in United Arab Emirates, and one each in Algeria, Côte d’Ivoire, Egypt, Lebanon, Qatar, Jordan, Libya and Sri Lanka. In addition 2 under the Natuzzi Editions were operating, all located in Israel.

In January 2012, following the worsening of the European Union’s diplomatic relations with Iran and Syria, the Company decided to cease all business relations with these two countries.

No impairment issue arose following the cessation of business relations with those two countries. The Group had no sales in Iran or Syria in 2015, 2014 and 2013. Our prior interests and activities in Iran or Syria are not a material investment risk, either from an economic, financial or reputational point of view. The Group has not had, nor does it plan to have, any commercial contacts with the governments of Iran or Syria, or with entities controlled by such governments.

The Group has never generated sales in Sudan or North Korea or Cuba.

3. Asia-Pacific Region.

In 2015, net sales of leather and fabric-upholstered furniture in the Asia-Pacific region increased by 16,0% to €61.9 million form €53.3 million from in 2014, and the number of seats sold decreased 11.9%, from 175,351 in 2014 to 154.409 in 2015.

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

As of March 31, 2016, 71 Natuzzi Italia stores were operating in the Asia-Pacific market: 46 in China, 6 each in Australia and Taiwan, 3 in Korea, 2 each in Vietnam, Thailand and Singapore, and 1 each in Indonesia, Malaysia, Philippines and Hong Kong. In addition, as of the same date, the Group had 84 Natuzzi Editions stores located in China (of which 14 were operated by the Group). The Group also maintains 15 galleries in the Asia-Pacific region, of which 11 are under the Natuzzi Italia (8 located in Japan, 2 in Thailand, and 1 in Singapore) and 4 under the Natuzzi Editions (3 located in Taiwan and 1 Australia).

The Group is currently planning to further expand its presence in China, specifically with single-brand stores located in medium-sized cities across the country.

The Group relabeled the Leather Editions portfolio of products as Natuzzi Editions to capitalize on the strength of the Natuzzi name and streamline its offerings. Consequently, the Leather Editions stores, including those stores located in the Asia Pacific region, China in particular, have been renamed under the Natuzzi Editions name.

The Group continues to search for opportunities for further investment in the Indian market. A local representative office was opened in New Delhi in the beginning of 2010 to manage sales, marketing and customer service and supervise the Natuzzi retail roll-out in the Indian market.

Customer Credit Management

The Group maintains an active credit management program. The Group evaluates the creditworthiness of its customers on a case-by-case basis according to each customer’s credit history and information available to the Group. Throughout the world, the Group utilizes “open terms” in 84% of its sales and obtains credit insurance for 61% of this amount; less than 11% of the Group’s sales are commonly made to customers on a “cash against documents” and “cash on delivery” basis; and lastly, about 5% of the Group’s sales are supported by a “letter of credit” or “payment in advance.” In July, the Company signed a 5-year non-recourse (pro-soluto) assignment of trade receivables with a major Italian financial company by means of a securitization program. The maximum amount of trade receivable that can be sold under this program is €35 million.

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

During 2008, the Italian Ministry of Industrial Activities approved a new incentive program, entitled “Made in Italy – Industry 2015.” The objective of this program is to facilitate the realization and development of new production technologies and services with high innovation value in order to stimulate awareness for products that are made in Italy. In December 2008, the Company submitted to the Italian Ministry of Industrial Activities its proposal, entitled “i-sofas.” The “i-sofas” program envisions a total investment of €3.9 million, up to €1.7 million of which may be contributed as a grant by the Italian Ministry of Industrial Activities. In October 2011, the Italian Ministry of Industrial Activities issued a concession decree reducing the total investment from €3.9 to €1.9 million and, accordingly, capital grants from up to €1.7 million to €0.7 million. No capital grant was collected in 2013. The Company collected €0.2 million of grants on April 1, 2014, and €0.1 million of grants on December 16, 2014. The Company collected €0.1 million under this program in September 2015. The Company does not expect to receive any further collection under this program because the Ministry did not acknowledge a list of presented expenses for the difference.

In April 2010, Natuzzi S.p.A., as the leader of a coalition of 19 institutions (including universities, research centers and other industrial companies), submitted to the Italian Ministry of Education, University and Research a project proposal entitled “Future Factory,” which hopes to be financed using National Operating Plan (Piano Operativo Nazionale) funds. This project concerns the research and development of technologies and advanced applications for the control, monitoring and management of industrial processes. This project anticipates an overall cost of €17.4 million, of which Natuzzi is supposed to bear €3.3 million (€2.6 million as industrial research-related costs, and €0.7 million as experimental activity-related costs). In March 2011, the Ministry informed the Company that it was included on a short list of companies being considered for the grant. In April 2012 the Ministry approved the Feasibility Study. As of the date of this Annual report the Company has not received an update from the Ministry. There can be no guarantee that the Company will receive the aforementioned grant from the Italian Government.

In 2013 The Company took part in a temporary association (Associazione Temporanea di Imprese) (“ATI”), under a program called “MAIND”, that aims to share Research, Development and Training expenses that relate to eco-innovative materials and advanced technologies for the manufacturing and construction industries.

By taking part in ATI, the Company hopes to receive grants by the Italian Government covering its investments in the moving line of its Italian plants

In November 2014, The Italian Ministry of Education, University and Research accepted the request for a grant from ATI, and in particular, granted Natuzzi S.p.A. €0.6 million to cover almost all of its expenses presented under this experimental research and development project. In 2015, the Company, through the company that leads the ATI, presented to the Italian Ministry of Economic Development a statement of expenses related to the personnel in the research and development department, as well as training expenses in moving line.

As of the date of this Annual Report, the Company has not yet been informed of the timing of collection of such €0.6 million grant.

In September 2015, the Company presented to the Italian Ministry of Economic Development a €49.7 million investment program for industrial development, which is composed of six programs, including programs in research and development and for upgrading its Italian facilities located in the Puglia and Basilicata Regions. The Company formally requested that the Italian Ministry of Economic Development grant is €37.3 million from public incentives. The total amount of €49.7 million is composed of €27.7 million to upgrade the Italian plants located in Puglia and Basilicata Regions, and the remaining part of €22.0 million is for innovation, research and development expenses.

The expected grant should be represented by €14.0 million as a capital grant and by €23.3 as subsidized loan. As of the date of this Annual Report, the request has been accepted by the Italian Ministry for Economic Development. The Company has already started to carry out the planned investments. The ministry officers will shortly execute on-the-spot inspections in order to evaluate the feasibility (both technical and financial) of the presented investments.

Management of Exchange Rate Risk

The Group is subject to currency exchange rate risk in the ordinary course of its business to the extent that its costs are denominated in currencies other than those in which it earns revenues. Exchange rate fluctuations also affect the Group’s operating results because it recognizes revenues and costs in currencies other than Euro but publishes its financial statements in Euro. The Group also holds a substantial portion of its cash and cash equivalents in currencies other than the Euro, including a large amount in RMB received as compensation for the relocation of its Chinese manufacturing plant. The Group’s sales and results may be materially affected by exchange rate fluctuations. For more information, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.

Trademarks and Patents

The Group’s products are sold under the Natuzzi, Natuzzi Editions, Natuzzi Re-vive, Softaly trademarks. These trademarks and certain other trademarks, such as Leather Editions, Italsofa, Divani & Divani by Natuzzi, have been registered in all jurisdictions in which the Group has a commercial interest, such as Italy, the European Union and elsewhere. In order to protect its investments in new product development, the Group has also undertaken the practice of registering certain new designs in most of the countries in which such designs are sold. The Group currently has more than 1,000 design patents and patents (registered and pending). Applications are made with respect to new product introductions that the Group believes will enjoy commercial success and have a high likelihood of being copied.

The Natuzzi Group launched Re-vive®, an innovative armchair that was the result of a collaborative effort between Natuzzi’s Style Center and the Formway Design Studio of Wellington, New Zealand. The Re-vive recliner combines style and comfort, Italian artisan expertise and innovative New Zealand design. This innovative armchair is internationally protected by several patents covering both its shape and all of its components. In particular, the design patent was filed in 39 countries, while the mechanism patent was filed in 44 countries. Natuzzi has entered into a 20-year licensing agreement, signed in January 2011, with Formway that allows it to utilize the design and mechanisms developed for the Re-vive armchair in exchange for a licensing fee, payable in installments, and royalties representing a percentage of sales of the armchair.

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

Insurance

The Group maintains insurance against a number of risks. The Group insures against loss or damage to its facilities, loss or damage to its products while in transit to customers, failure to recover receivables, certain potential environmental liabilities, product liability claims and Directors and Officer Liabilities. While the Group’s insurance does not cover 100% of these risks, management believes that the Group’s present level of insurance is adequate in light of past experience

Description of Properties

The location, approximate size and function of the principal physical properties used by the Group as of March 31, 2015 are set forth below:

Country	Location	Size (approximate square meters)	Function	Production Capacity per day	Unit of Measure
Italy	Santeramo in Colle (BA)	27,000	Headquarters, prototyping, showroom (Owned)	N.A.	N.A.
Italy	Santeramo in Colle (BA)	2,000	Experimental laboratory: Leather cutting, Sewing, Assembling wooden parts for frame, product assembly (Owned)	50 / 160	Seats/ square meters
Italy	Santeramo in Colle, Jesce (BA)	28,000	Sewing and product assembly (Owned)	1,100	Seats
Italy	Matera La Martella	38,000	General warehouse of sofas and accessory furnishing (Owned)	N.A.	N.A.
Italy	Matera, Jesce	10,000	Experimental laboratory: Leather cutting, Sewing, Assembling wooden parts for frame, product assembly (Owned)	300 / 1,600	Seats / Sq meters
Italy	Laterza (TA)	11,000	Leather cutting (Owned)	3,700	Square Meters
Italy	Laterza (TA)	13,000	Fabric and lining cutting, leather warehouse (Owned)	6,000	Linear Meters
Italy	Laterza (TA)	20,000	Accessory Furnishing Packaging and Warehouse (Owned)	N.A.	N.A.
Italy	Qualiano (NA)	12,000	Polyurethane foam production (Owned)	87	Tons
Italy	Pozzuolo del Friuli (UD)	21,000	Leather dyeing and finishing (Owned)	14,000	Square Meters
U.S.A.	High Point, North Carolina	10,000	Office and showroom for Natuzzi Americas (Owned)	N.A.	N.A.
Romania	Baia Mare	75,600	Leather cutting, sewing and product assembly, manufacturing of wooden frames, polyurethane foam shaping, fiberfill production and wood and wooden product manufacturing (Owned)	1,300 / 5,000	Seats/ Sq meters
China	Shanghai	88,000	Leather cutting, sewing and product assembly, manufacturing of wooden frames, polyurethane foam shaping, fiberfill production (Leased)	2,700/ 10,100	Seats/ Sq meters
Brazil	Salvador de Bahia – Bahia	28,700	Leather cutting, sewing and product assembly, manufacturing of wooden frames, polyurethane foam shaping, fiberfill production (Owned)	150/ 520	Seats/ Sq meters

The Group believes that its production facilities are suitable for its production needs and are well maintained

Capital Expenditures

The following table sets forth the Group’s capital expenditures for each year for the three-year period ended December 31, 2015:

	Year ending December 31, (millions of Euro)
	2015	2014	2013
Land and plants	0.2	0.0	0.1
Equipment	2.1	6.6	7.0
Intangible assets	1.1	0.0	1.1

Total	3.7	6.6	8.2

Capital expenditures during the last three years were primarily made to make improvements to property, plant and equipment and for the expansion of the Company’s retail network. In 2015, capital expenditures were primarily made to make improvements at the Group’s existing facilities, in particular in Italy for the implementation of the moving line production process.

The Group expects that capital expenditures in 2016 will range from €14.0 million to €16.0 million, which is expected to be financed through the improved cash flow from operations, bank facilities and through new credit lines pursuant to a new agreement with the Ministry of Economic Development (Ministero dello Sviluppo Economico) and the governments of the Puglia and Basilicata regions, dated September 23, 2015 (the “Developing Contract”). The Developing Contract consists of an incentive program for upholstery furniture divisions, which is aimed at recovering competiveness of Italian companies. According to the Developing Contract, in the next three years the company will invest €49.7 million (of which €27.7 million is related to upgrading Italian facilities and €22.0 million is for research and development expenses). MISE, Puglia and Basilicata Regions will contribute an amount up to €37.3 million (of which up to €14.0 million as government grants and up to €23.3 million as subsidized loan). In 2016 the Company plans to invest approximately €12 million for this program and expects to receive an amount of up to €5.0 million as government support related to this program. The Group believes that liquidity deriving from its operation activities is sufficient to cover such capital expenditures even in the event of partial or total absence of government support of such “developing program”.

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

The fair value analysis of each long-lived asset in use is unique and requires that management use estimates and assumptions that are deemed prudent and reasonable for a particular set of circumstances. Management believes that the estimates used in the analyses are reasonable; however, changes in estimates could affect the relevant valuations and the recoverability of the carrying values of the assets. The cash flows employed in our 2015 undiscounted and discounted cash flow analyses for impairment analysis of long lived assets in use were based on the Business Plan 2014-2016, adopted by the Board of Directors on February 28, 2014, as updated by management for the period 2017-2020 to reflect the roll-forward of the Plan in the next years.

While management believes its estimates are reasonable, many of these matters involve significant uncertainty, and actual results may differ from the estimates used. The key inputs and assumptions that were used in performing the 2015 impairment test for long-lived assets in use are as follows:

			Year Ended Dec. 31, 2015
Long lived assets (in use) located in	Cash flows	Net book value of the asset after impairment test (thousands of €)	G	WACC	Sales CAGR 2016-20
Italy (Production site)	Undiscounted	45,820	n/a	n/a	4%
Brazil (Production site)	Third-party independent appraisal	4,796	n/a	n/a	n/a
China (Production site)	Undiscounted	10,394	n/a	n/a	4%
Total assets tested		61,010

G – estimated long-term growth rate from “Damodaran Online” at http://pages.stern.nyu.edu/~adamodar/

WACC – Weighted Average Cost of Capital

Sales CAGR – Sales Compound Annual Growth Rate

The fair value analysis of each long-lived asset not in use/to be disposed of is determined by means of third party independent appraisal. No impairment loss was recorded in 2015, while an impairment loss of €0.4 million and €0.4 million was recognized in 2014 and 2013 respectively.

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

During 2015, as a result of the positive results achieved during the year, the Company did not perform an impairment review of its retail fixed assets. During 2014 the Company recorded an impairment loss of €0.7 million for the assets related to retail stores in the UK. During 2013 the Company performed an impairment review of its retail fixed assets: an impairment loss of €0.7 million was recorded for the assets related to retail stores in Italy, an impairment loss of €0.6 million was recorded for the assets related to retail stores in Spain and an impairment loss of €0.8 million was recorded for the German retail assets. Also, in 2013 the company recorded an impairment loss of €6.0 million for a specific asset (airplane) and €0.4 million for plants not in use/to be disposed of.

For a discussion of the differences between Italian GAAP and U.S. GAAP with respect to the above impairment analysis and the effect on net loss and shareholders’ equity as of December 31, 2015, please see Note 31(g) of the Consolidated Financial Statements included in item 18 of this Annual Report.

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

Under U.S. GAAP goodwill and intangible assets are not amortized but annually tested for impairment. At December 31, 2015, 2014 and 2013, the Company did not record any impairment loss for its goodwill and intangible assets (see notes 12 and 31(d) of the Consolidated Financial Statements included in Item 18 of this Annual Report).

For a discussion of the differences between Italian GAAP and U.S. GAAP with respect to the above impairment analysis and the effect on net loss and shareholders’ equity as of December 31, 2015, please see Note 31(d) of the Consolidated Financial Statements included in Item 18 of this Annual Report.

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

In 2014 and 2015, because most of the Italian and foreign subsidiaries realized significant pre-tax losses and were in a cumulative loss position, management did not consider it reasonably certain that the deferred tax assets of those companies would be realized in the scheduled reversal periods (see Note 18 to the Consolidated Financial Statements included in Item 18 of this Annual Report). In making its determination that a valuation allowance was required, management considered the scheduled reversal of deferred tax liabilities and tax planning strategies but was unable to identify any relevant tax planning strategies available to reduce the need for a valuation allowance.

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

During 2014, the Company granted incentive payments to 429 workers, for an amount of €13.5 million, further to the individual agreements reached during the year. Also, the Company obtained a further one-year extension of its participation in the CIGs program (expiring on October 16, 2015) for 1,550 workers. In the meantime, negotiations started with social parties to obtain a solidarity agreement aimed to avoid layoffs by reducing the number of daily work hours for all employees, and reduce the labor and social contribution costs. The 2015 Italian Reorganization Agreement was finally signed on March 3, 2015 and refers to a total of 1,818 workers. In 2014, remaining redundant workers amounted to 516. Based on the estimation of the number of redundancies, no accrual was posted in 2014 to the one-termination benefit reserve, since the remaining provision was deemed sufficient enough to cover the cost of future layoffs.

During 2015, the Company granted incentive payments to 78 workers, for a total amount of €4.5 million. In addition, 100 workers, who were originally employed at the Ginosa plant, were re-employed at the Jesce, Matera, and Laterza plants. As for the remaining redundancy, on July 28, 2015, a new incentive payment program was launched, with an ultimate deadline of June 30, 2016. As of December 31, 2015, 65 workers participated in the new incentive payment program. As a result of these programs, the estimated remaining redundancy is 359 workers. Based on this new estimate of the number of redundancies, an accrual of €3.4 million was posted in 2015 to the one-termination benefit reserve. Therefore, the remaining provision of €10.2 million at 2015 year-end has been deemed as sufficient to cover the cost of future layoffs.

In accordance with Italian GAAP, the costs connected to one-time termination benefits were recognized in 2011, 2013 and 2015 due to the fact that in those years the Company formally decided to adopt the termination plans (which were approved by the Company’s board of directors) and was able to reasonably estimate the related one-time termination benefits. Under Italian GAAP, the communication or announcement to third parties of the plan of termination of workers is not relevant to the recognition of the cost for the termination benefits related to the terminated workers.

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

Results of Operations

Summary — During 2015, the Company continued to dedicate significant efforts and resources to reorganizing its operations, and optimizing and streamlining processes to reduce costs and recover efficiency.

While most of the activities included in the Business Plan (namely, new brand and distribution strategy; product innovation; the controlling and reduction of fixed costs; rationalization of the Directly Operated Stores network; new commercial organization) have been carried out, as of the date of this Annual Report, substantially in line with the scheduled timing, the implementation of the industrial process innovation project included in the Business Plan generated, during the first part of 2014, some unexpected difficulties, highlighting, therefore, the need for certain corrective measures within the Group’s industrial operations, which resulted in a slower implementation of the Plan than originally envisaged.

The corrective measures introduced in the second half of 2014 had a means to recover efficiency in our industrial plants allowed, indeed, the Group to gradually improve quarterly industrial margins during 2014, but not in a sufficient measure to return to profitability.

In 2015, thanks to the corrective measures introduced in the second half of 2014, the Group achieved positive results in terms of production efficiency (in particular for Italian and Chinese plant) and in terms of control and reduction of fixed costs and rationalization of the Directly Operated Stores network. As a consequence in 2015 EBIT improved from -€37,0 million in 2014 to -€7,6 million in 2015.

On the basis of the actions described above, during the second part of 2015, Natuzzi management prepared the 2016 budget, which was approved by the Board of Directors on November 27, 2015. The budget foresees a further improvement in the Group’s results, reaching positive operating results by the end of 2016. These results will be achieved mainly because of the positive contribution resulting from measures to improve efficiency, which were implemented during the last year.

In 2015, the Group had net losses of €16.5 million (compared to a net loss of €49.4 million in 2014). Group net sales increased by 5.9%, from €461.4 million in 2014 to €488.5 million in 2015. Total upholstery net sales increased by 6.8% to €437.0 million due to a positive exchange rate fluctuations, a generalized increase in the price list and a positive contribution from sales-mix. Such positive factors were partially offset by a decrease in terms of seats sold from 1,662,295 in 2014 to 1,543,259 in 2015. “Other sales” item, relates to the sales of furnishings, polyurethane and other minor revenues, decrease by 1.5% from €52.3 million in 2014 to €51.5 million in 2015.

In 2015, net sales of the “Natuzzi” branded products (which include the Group’s two lines of product: Natuzzi Italia and Natuzzi Editions) increased by 6.1%, from €287.0 million in 2014 to €304.6 million in 2015, with the number of seats sold decreasing by 6.6% to 851,368 as compared to 2014.

Net sales of private label products (including Softaly) increased by 8.4% to €132.4 million, with the number of seats sold decreasing by 7.9% to 691,890. See “Item 4. Information on the Company—Markets” for tables setting forth the Group’s net leather- and fabric-upholstered furniture sales and seats sold, which are broken down by geographic market, for the years ended December 31, 2013, 2014 and 2015.

The Group, during 2015, carried on with the innovation and cost controlling program as envisaged by the Group’s Transformation Plan, despite encountering delays in the original schedule, as previously described:

i.	the re-engineering of our best-selling models into a moving-line based design, was completed by the end of 2014: starting from the end of March 2016, 80% of the Group’s products can be manufactured through moving lines;

ii.	a significant reduction in the number of models and number of coverings, contributing to a reduction in the overall industrial complexity;

iii.	as for innovations in industrial processes, we have developed and tested in our experimental plant located in Matera a new integrated production cycle and production planning software. Results achieved in the year 2015 are very encouraging in terms of improved efficiency, reduction of workers not directly involved in production and a new labour organization;

iv.	the closure of underperforming stores (23 from January 2013 through the date of this Annual Report), with three more Directly Operated Stores planned for closure during the course of 2016 (11 Stores closed during 2015);

v.	the creation of a centralized structure to oversee certain back-office activities and to right-size our trading subsidiaries abroad so to reduce costs;

vi.	a reduction in the managerial structure, particular in our headquarters.

In 2015 sales activity was characterized by a positive development in late spring, as a result of the overall review of our product collections and their presentations in the main world fairs (Milan, Guangzhou, High Point).

From a geographical standpoint, North American market showed positive sales growth +6% and European sales increased 4.9%. A very impressive growth, +16%, was reached in Asia Pacific.

In 2016 we expect the improving trend in our industrial operations that has started during the second part of 2014 and has given encouraging results in 2015.

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

The following table sets forth certain statement of operations data expressed as a percentage of net sales for the years indicated:

	Year Ended December 31,
	2015	2014	2013
Net sales	100.0%	100.0%	100.0%
Cost of sales	67.7	72.2	70.7
Gross profit	32.3	27.8	29.3
Selling expenses	27.3	27.9	28.2
General and administrative expenses	6.6	7.9	8.3
Operating margin	(1.6)	(8.0)	(7.2)
Other income (expense), net	(1.7)	(2.3)	(7.1)
Income taxes	0.1	0.4	0.9
Net loss	(3.4)	(10.7)	(15.2)

2015 Compared to 2014

Total net sales for 2015, including sales of leather and fabric-upholstered furniture and other sales (principally sales of polyurethane foam and leather sold to third parties as well as of accessories), increased 5.9% to €488.5 million in 2015 as compared to €461.4 million in 2014.

Net sales for 2015 of leather and fabric-upholstered furniture increased 6,8% to €437.0 million, as compared to €409.1 million in 2014. The 6,8% increase was due principally to a generalized price-list increase, a positive sales mix contribution and a positive currency translation, partially offset by a decrease in terms of seats sold from 1,662,295 in 2014 to 1,543,259 in 2015.

Net sales of Natuzzi branded products (which include sales of the Group’s three lines of product: Natuzzi Italia, Natuzzi Editions and Natuzzi Re-Vive) accounted for 69.7% of our total upholstery net sales in 2015 (as compared to 70,1% in 2014); net sales of the private label production accounted for 29.9% of our total upholstery net sales in 2014 (as compared to 27.3% in 2013).

Net sales for 2015 of leather-upholstered furniture increased 6.9% to €403.8 million, as compared to €374.4 million in 2014, and net sales for 2015 of fabric-upholstered furniture increased 5.9% to €36.7 million, as compared to €34.7 million in 2014.

According to a geographic breakdown in total upholstery net sales, in the Americas (Brazil included), 2015 net sales increased by 6.0% to €181.3 million, as compared to €171.0 million in 2014, and seats sold decreased by 14.5% to 719.959, reflecting in particular the 20.8% decrease for our medium-low segment Private label net seats sold.

In EMEA, net sales of upholstered furniture in 2015 increased by 4.9% to €193.9 million, as compared to €184.8 million in 2014, due to a 2.4% decrease in Natuzzi branded offerings, and a 29.3% increase in sales of our Private Label offerings, leveraging on new key accounts. Seats sold in the region in 2015 increased by 3,8% to 668,891 units, primarily due to private label increase that more than offset Natuzzi brand decrease in seat sold.

In the Asia-Pacific region, net sales of upholstered furniture increased by 16,0% to, €61.9 million as compared to €53.3 million in 2014. Seats sold decreased by 11.9% in that region to 154,409.

Upholstered furniture seats sold in 2015 decreased in all regions (except for Private Label in EMEA where seats sold increased 19% compared to 2014). Nonetheless, the Group realized a better product mix for each product line, even if we make a comparison at constant exchange rate and without considering the 2015 generalized price increase.

According to a breakdown by brand, net sales for 2015 of the Natuzzi branded furniture increased by 6.1% over 2014 to €304.6 million, and the number of seats sold decreased by 6.6% to 851.368. Net sales of private label products in 2015 increased by 8.4% over 2014 to €132.4 million and the number of seats sold decreased by 7.9% to 691.890.

In 2015, total seats sold decreased by 7.2% to 1,543,259 from 1,662,295 units sold in 2014.

See “Item 4. Information on the Company—Markets” for tables setting forth the Group’s net leather- and fabric-upholstered furniture sales and seats sold, which are broken down by geographic market, for the years ended December 31, 2013, 2014 and 2015.

The following provides a more detailed country-by-country examination of the changes in volumes in our principal markets, according to the Group’s main sales categories:

• Natuzzi. In terms of net sales under the Natuzzi brand, the Group recorded positive results in USA +22.5% (+1.6% in terms of seats), Italy +10.0% (+7,9% in terms of seats), China +29.8% (+8% in terms of seats), Spain +7,4% (+5.0% in terms of seats), Korea +45.2% (-2.4% in terms of seats), Mexico +26,2% (+5.6% in terms of seats). Negative results were achieved in United Kingdom -1.1% (-10.2% in terms of seats), Canada -8.2% (-22.1% in terms of seats), Australia -2,9% (-18.7% in terms of seats), Belgium -3.2% (-7.7% in terms of seats), Germany -26.8% (-14.5% in terms of seats), Brazil -0.5% (-10.3% in terms of seats), France -21.0% (-24.6% in terms of seats), Switzerland -11.6% (-18.0% in terms of seats), Israel -3.2% (-7.4% in terms of seats), Japan -4.8% (-24.5% in terms of seats), Taiwan -9.9% (-38.9% in terms of seats) and Russia -36.8% (-39.6% in terms of seats).

• Private Label. In terms of net sales the Group recorded positive results in USA +2.7% (-16.4% in terms of seats), United Kingdom +184.5% (+221,4% in terms of seats), Germany +12.9% (+3.1 in terms of seats), Switzerland +21.1% (+27.6% in terms of seats), Korea +€2.4 million (compared to €0.0 million in 2014), Austria +65,7% (+49.1% in terms of seats) and Israel +37.3% (+25.9% in terms of seats) . Negative results were achieved in France -23.0% (-21.7% in terms of seats), Canada -18.1% (-29.2% in terms of seats), Brazil -25.0% (-40.0% in terms of seats) and Japan -21.8% (-35.0% in terms of seats).

Other Net Sales, principally sales of polyurethane foam and leather sold to third parties, as well as of accessories and other revenues, decreased slightly by 1,5% to €51.5million, as compared to €52.3 million in 2014.

Cost of Sales in 2015 decreased by 0.8% to €330.6 million (representing 67.7% of net sales), as compared to €333.2 million (or 72.2% of net sales) in 2014. In particular, consumption costs (defined as purchases plus beginning stock minus final stock and plus leather processing) decreased as a percentage of total net sales, passing from 47.2% in 2014 to 46.0% in 2015. This decrease was mainly due to lower leather prices we had in 2015 (approximately 7% price decrease at constant exchange rate compared to 2014), and to the generalized pricelist increase in sofas products. In addition, transformation costs were positively affected by the extraordinary corrective measures introduced starting from the second half of 2014 as a means to recover efficiency in our industrial plants (in particular for Italian and Chinese plants). The result of such structured action plan was a huge reduction of transformation costs from 25.0% of net sales in 2014 to 21.7% in 2015: a 13.2% improvement achieved only in one year.

Gross Profit. The Group’s gross profit in 2015 amounted to €157.9 million (32.3% of net sales), as compared to €128.2 million in 2014 (27.8% of net sales) as a result of the factors described above.

Selling Expenses increased in 2015 to €133.4 million (27.3% of net sales), as compared to €128.9 million in 2014 (27.9% of net sales). In 2015 the Group achieved considerable cost savings for personnel costs, marketing costs, store rent costs and other operational expenses that were offset by negative currency transactions and additional provisions for doubtful accounts and warranties.

General and Administrative Expenses. In 2015, the Group’s general and administrative expenses decreased by €4.2 million to €32.1 million, from €36.3 million in 2014, and, as a percentage of net sales, from 7.9% in 2014 to 6.6% in 2015, due to cost control measures implemented in 2015. In particular, remarkable cost savings were achieved for personnel costs (€2.4 million), consultancy costs (€ 0.6 million) and travelling expenses (€0.7 million).

Operating Income (Loss). As a result of the factors described above, in 2015 the Group had an operating loss of €7.6 million, compared to an operating loss of €37.0 million in 2014. In 2015, after five years, the Group achieved a positive EBITDA of €6.9 million compared to a negative 2014 EBITDA of €22.7.

Other Income (expenses), net. The Group registered “Other expense, net,” of €8.3 million in 2015 as compared to “Other expense, net,” of €10.6 million in 2014. “Other expense, net” of 2015 includes an accrual of €3.4 million to the one-termination benefit reserve, while no accruals were recorded in 2014.

Net interest expense, included in other expense, net, in 2015 was €3.3 million, as compared to net expenses of €1.9 million in 2014. The increase of such expense, net was mainly due to additional interest expenses connected with the securitization of trade receivables as well as to minor interest income. See Note 28 to the Consolidated Financial Statements included in Item 18 of this Annual Report.

The Group recorded a €1.1 million foreign-exchange net loss in 2015 (included in other income (expense), net), as compared to a net loss of €2.4 million in 2014. The foreign exchange loss in 2015 primarily reflected the following factors:

•	a net realized gain of €0.1 million in 2015 (as compared to a net realized loss of €0.3 million in 2014) on domestic currency swaps due to the difference between the forward rates of the domestic currency swaps and the spot rates at which the domestic currency swaps were closed (the Group uses forward rate contracts to hedge its price risks against unfavorable exchange rate variations);

•	a net realized loss of €12.3 million in 2015 (compared to a loss of €0.3 million in 2014), from the difference between invoice exchange rates and collection/payment exchange rates;

•	a net unrealized gain of €11.2 million in 2015 (compared to an unrealized loss of €1.6 million in 2014) on accounts receivable and payable; and

•	a net unrealized loss of €0.1 million in 2015 (compared to an unrealized loss of €0.3 million in 2014), from the mark-to-market evaluation of domestic currency swaps.

The Group does not use hedge accounting and records all fair value changes of its domestic currency swaps in its statement of operations. See Note 28 to the Consolidated Financial Statements included in Item 18 of this Annual Report.

The Group recorded expenses of €3.9 million during 2015 that were recorded under “Other, net,” compared to “Other, net” of -€6.3 million reported in 2014. The €3.9 million under “Other, net” mainly reflected the following factors:

•	€3.4 million accrual for one-time employee termination benefits;

•	€1.1 million mainly related to contingent liabilities.

Income Taxes. In 2015, the Group had an effective tax rate of 3.6% on its losses before taxes and non-controlling interests, compared to the Group’s effective tax rate of 3.8% reported in 2014.

For the Group’s Italian companies the effective tax rate (i.e., the obligation to accrue taxes despite reporting a loss before taxes) was, in part, due to the regional tax known as “IRAP” (Imposta Regionale sulle Attività Produttive; see Note 18 to the Consolidated Financial Statements included in Item 18 of this Annual Report). This regional tax is generally levied on the gross profits determined as the difference between gross revenue (excluding interest and dividend income) and direct production costs (excluding interest expenses and other financial costs). As a consequence, even if an Italian company reports a pre-tax loss, it could still be subject to this regional tax. In 2015, some Italian companies within the Group reported losses but had to pay IRAP.

As in 2015, because most of the Italian and foreign subsidiaries realized significant pre-tax losses and were in a cumulative loss position, management did not consider it reasonably certain that the deferred tax assets of those companies would be realized in the scheduled reversal periods (see Note 18 to the Consolidated Financial Statements included in Item 18 of this Annual Report).

Net Loss. Reflecting the factors above, the Group reported a net loss of €16.5 million in 2015, as compared to a net loss of €49.4 million in 2014. On a per-Ordinary Share, or per-ADS basis, the Group had net losses of €0.3 in 2015, as compared to net losses of €0.9 in 2014.

As disclosed in Note 31 to the Consolidated Financial Statements included in Item 18 of this Annual Report, established accounting principles in Italy vary in certain significant respects from generally accepted accounting principles in the United States. Under U.S. GAAP, the Group would have had net losses of €18.9 million and €46.0 million in 2015 and 2014, respectively, compared to net losses of €16.5 million and €49.4 million in 2015 and 2014, respectively under Italian GAAP.

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

Net sales of Natuzzi branded products (which include sales of the Group’s two lines of product: Natuzzi Italia, and Natuzzi Editions) accounted for 70.1% of our total upholstery net sales in 2014 (as compared to 72.7% in 2013); net sales of the private label production accounted for 29.9% of our total upholstery net sales in 2014 (as compared to 27.3% in 2013). These trends reflect a shift, year-over-year, toward the lower end of our market segment of products.

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

Other Net Sales, principally sales of polyurethane foam and leather sold to third parties, as well as of accessories and other revenues, increased by 13.0% to €52.3 million, as compared to €46.3 million in 2013. The 13.0% increase was mainly due to revenues from sales of raw materials, VAT incentives in Brazil, and other minor revenues.

Cost of Sales in 2014 increased by 5.0% to €333.2 million (representing 72.2% of net sales), as compared to €317.3 million (or 70.7% of net sales) in 2013. In particular, consumption costs (defined as purchases plus beginning stock minus final stock and plus leather processing) increased as a percentage of total net sales, passing from 46.4% in 2013 to 47.2% in 2014. This increase was mainly due to higher leather prices we suffered in 2014 (approximately 11% price increase compared to 2013) partially offset by the generalized pricelist increase in sofas products achieved in the second part of 2014, and by the positive impact of efficiency measures that have been introduced in 2014, including better management of outsourced materials and components. In addition cost of sales was negatively affected by higher transformation costs because of the following events that occurred in 2014:

•	radical production changes to our manufacturing process in our Chinese plant resulted in inefficiencies during the first part of 2014. As a consequence, we were obliged to adopt one-off extraordinary measures that were necessary in order to meet agreed-upon delivery times and not compromise our customer service;

•	low productivity in our Italian plants, due to the staffing of workers on a rotational basis as required by the 2013 Italian Reorganization Agreement.

Gross Profit. The Group’s gross profit in 2014 amounted to €128.2 million (27.8% of net sales), as compared to €131.8 million in 2013 (29.3% of net sales) as a result of the factors described above.

Selling Expenses increased in 2014 to €128.9 million (27.9% of net sales), as compared to €126.6 million in 2013 (28.2% of net sales). The increase was mainly due to higher advertising costs and wages costs partially offset by saving from the closure of 10 DOS in 2014 (in addition to one store having been closed in September 2013).

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

Other Income (expenses), net. The Group registered “Other expense, net,” of €10.6 million in 2014 as compared to “Other expense, net,” of €31.9 million in 2013. The change against 2013 is primarily due to the accrual for a one-time termination benefit posted in 2013 of €19.9 million.

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

The Group recorded expenses of €6.3 million during 2014 that were recorded under “Other, net,” compared to “Other, net” of €28.5 million reported in 2013. The €6.3 million under “Other, net” mainly reflected the following factors:

•	€2.6 million related to the impairment of long-lived assets and non-current investments;

•	€0.9 million accrual for one-time employee termination benefits granted to laid off employees of certain subsidiaries, for which no provision had been posted in previous years;

•	€2.8 million mainly related to contingent liabilities with our customers and the disposal of assets.

As previously described, the caption included in 2013 the accrual for one-time termination benefit of €19.9 million.

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

During 2014, the Group experienced some operating difficulties in the implementation of the Group Business Plan. The Business Plan foresees, in its main guidelines, product innovation initiatives, with the introduction of the “moving line” production system in Group plants and subsequent re-engineering of existing models, and a sharp decrease in fixed and production costs. See “Item 3. Key Information—Risk Factors—The Group has a recent history of losses; the Group’s future profitability, financial condition and ability to maintain adequate levels of liquidity depend to a large extent on its ability to overcome macroeconomic and operational challenges,” “Item 3. Key Information—Risk Factors—The Group’s ability to generate the significant amount of cash needed to service our debt obligations and comply with our other financial obligations and our ability to refinance all or a portion of our indebtedness or obtain additional financing depends on multiple factors, many of which may be beyond our control”.

In 2015, as a result of corrective measures introduced in the second half of 2014, the Group achieved positive results in terms of production efficiency (in particular in the Italian and Chinese plants) and in terms of control and reduction of fixed costs and rationalization of the DOS network. As a consequence EBIT improved from -€37.0 million in 2014 to -€7.6 million in 2015.

On the basis of the actions described above, during the second part of 2015, Natuzzi management prepared the 2016 budget, which was approved by the Board of Directors on November 27, 2015. The budget foresees a further improvement in the Group’s results, reaching positive operating results by the end of 2016. These results will be achieved mainly because of the positive contribution resulting from measures to improve efficiency, which were implemented during the last year.

During 2015 as a consequence of the gradual improvements in different areas experienced in 2015 (such as those generated by corrective measures to recover efficiency in our industrial plants, Italian and Chinese plants in particular, the rationalization of DOS and the costs savings realized for personnel costs and other general structure expenses ), the Group was able to obtain new credit lines to support its cash needs. In particular, the Company was granted a long-term loan by Euro 5 million, and a bank overdraft by Euro 2.5 million, while the Romanian subsidiary obtained a bank facility in the amount of Euro 10 million, currently used by Euro 7 million. In addition, the existing short-term credit lines were renewed and a non-recourse trade receivable securitization agreement was signed in July 2015 with a top standing Italian financial institution, for the sale of a maximum amount of Euro 35 million performing receivables, on a revolving basis. Therefore, management believes that the Group has sufficient source of liquidity to fund working capital needs, capital expenditures and other contractual obligations for the next 12 months. See “Item 5. Operating and Financial Review and Prospects.”

As of December 31, 2015, the Group had cash and cash equivalents on hand of €52.5 million, and lines of credit for cash disbursements totalling €97.2 million (€46.9 million as of December 31, 2014). Existing credit lines of 2015 are as follows: a)

unsecured credit line for €42.2 million; b) secured credit line €20.0 million, both (a) and (b) are secured by real estate mortgage; and c) securitization of trade receivables of €35.0 million. The Group uses these lines of credit to manage its operational needs. The unused portions of lines of credit were approximately €29.1 million (see Note 15 to the Consolidated Financial Statements included in Item 18 of this Annual Report) as of December 31, 2015. With the exception of a €5.0 million secured credit line, which is to be used only for capital expenditures for plants located in Puglia and Basilicata regions, the majority of these credit lines are under credit facilities are not subject to any restrictions. Bank overdrafts are repayable either on demand or on a short-term basis. In January 2016 the Company obtained an additional short-term credit line of €2.8 million and renewed a €6.0 million credit line. These lines of credit may be terminated by the banks at any time. See “Item 3 – Key Information – Risk Factors.” The Group’s borrowing needs generally are not subject to significant seasonal fluctuations.

Although we had €52.5 million in cash and cash equivalents on hand at December 31, 2015, €29.3 million of this amount are located in our Chinese subsidiaries of which €14.8 million could not be available in timely terms. To the extent management intends to move the cash from China by a dividend distribution, a withholding tax of 10% and the income taxes in Italy (equal to 27.5% of 5% of the dividends distributed) would have to be paid. Tax liabilities that would result from repatriation of cash from China have been recorded in the financial statements.

Management believes that the Group has sufficient sources of liquidity to fund working capital needs, capital expenditures and other contractual obligations for the next 12 months. If necessary, certain changes to the Group’s plans to raise liquidity could be met in the near term through:

•	an extension of the existing trade receivables securitization agreement from €35.0 million to €50.0 million, which we expect to finalize in the coming months;

•	additional long-term loans;

Additional long-term loans may derive from the Developing Contract, which consists of an incentive program for upholstery furniture divisions aimed at recovering competiveness of Italian companies. Pursuant to this agreement, in the next three years the company will invest €49.7 million (of which €27.6 million is for upgrading Italian facilities and €22.1 is for research and development expenses). MISE, Puglia and Basilicata Regions will contribute an amount up to €37.3 million (of which up to €14.0 million is a government grant and up to €23.3 million is a subsidized loan). In 2016 the Company plans to invest approximately €12 million in this program and expects to receive an amount of up to €5.0 million from the government as support for this program.

In light of the downturn of the global economy and the continuing uncertainty about these conditions in the foreseeable future, we are focused on effective cash management, controlling costs, and preserving cash in order to continue to make necessary capital expenditures.

Cash Flows —The Group’s cash and cash equivalents were €52.5 million as of December 31, 2015 as compared to €32.8 million as of December 31, 2014. The most significant changes in the Group’s cash flows between 2015 and 2014 are described below.

Net Cash provided by operating activities was €8.6 million in 2015 (of which -€4.5 million was related to the lay-off of 78 Italian workers), as compared to net cash used in operations of -€37.2 million in 2014 (of which -€13.5 million was related to the lay-off of 429 Italian workers). Excluding the cash out for lay-off in both years, net Cash provided by operating activities in 2015 was €13.1 million as compared to net cash used by operating activities of €23.7 million in 2014.

During 2015 the Group drastically reduced net working capital as a result of: a) €34.0 million as positive contribution from the securitization of trade receivables and improvement of other trade receivables (not involved in the securitization process); and b) €11.1 million as positive contribution deriving from the decreased inventory level. These positive effects were partially offset by the decrease in payables (€15.8 million) and the increase in other receivables (€4.6 million) for advance payment on behalf of Italian National Institute for Social Security (“INPS”) of wages of those workers involved in the Solidarity Agreement. Such receivable will be offset in 2016 against the payment of taxes and social contributions.

Net cash by investment activities in 2015 was €1.7 million compared to net cash provided by investment activities of €5.8 million in 2014. In 2015 cash used for investment was €3.5 million (compared to €6.6 million in 2014) and cash provided by disposal of assets was €3.6 million (due to the amount collected by the Brazilian subsidiary as prepayment on the sale of the facility located in Pojuca – the property will be formally transferred in the coming months of 2016) as compared to €6.8 million (due mainly to the sale of our aircraft) occurred in 2014. No capital grants were collected in 2015, while in 2014 the Group realized a cash-in of €5.2 million as capital grants connected with the project “Natuzzi 2000” and other incentive programs. (Please see Item 4 –Incentive Programs and Tax benefits).

In 2015, capital expenditures were primarily made to make improvements at the Italian existing facilities, in connection with the implementation of the moving line production process.

Cash provided by financing activities in 2015 totalled +€8.0 million, as compared to -€2.5 million of cash used by financing activities in 2014; this change is mainly due to the increase in long-term loan (+€13.0 million) partially offset by a lower level of short term borrowings used in 2015.

As of December 31, 2015, the Group’s long-term contractual cash obligations amounted to €113.2 million, of which €35.9 million comes due in 2016. See “Item 5. Operating and Financial Review and Prospects — Contractual Obligations and Commitments.” The Group’s long-term debt represented 12.0% of shareholders’ equity as of December 31, 2015 (5.3% as of December 31, 2014) (see Note 20 to the Consolidated Financial Statements included in Item 18 of this Annual Report). As of December 31, 2015 and 2014 covenants existing on long-term loans were respected. The Group’s principal uses of funds are expected to be the payment of operating expenses, working capital requirements, capital expenditures and restructuring of operations. See “Item 4. Products” for further description of our research and development activities. See “Item 4. Incentive Programs and Tax Benefits” for further description of certain government programs and policies related to our operations. See “Item 4. Capital expenditure” for further description of our capital expenditures.

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

As of December 31, 2015, the Group’s long-term debt consisted of €19.0 million (including €3.4 million of the current portion of such debt) outstanding under subsidized loans granted by the Italian government (see “Item 4. Incentive Programs and Tax Benefits”) and its short-term debt consisted of €19.0 million outstanding under its existing lines of credit, comprised entirely of bank overdrafts.

The Group maintains cash and cash equivalents in the currencies in which it conducts its operations, principally Chinese Yuan, U.S. dollars, euro, New Romanian Leu, British pounds and Canadian dollars.

The following table sets forth the material contractual obligations and commercial commitments of the Group as of December 31, 2015:

	Payments Due by Period (thousands of euro)
Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	After 5 years
Long-term debt	19,029	3,397	12,156	2,976	500
Bank overdrafts	18,981	18,981	—	—	—

Total Debt(1)	38,010	22,378	12,156	2,976	500
Interest due on Total Debt (2)	1,669	1,097	977	326	55
Operating Leases (3)	73,572	12,430	24,408	23,776	12,958

Total Contractual Cash Obligations	113,251	35,905	37,541	27,078	13,513

(1)	Please see Note 20 to the Consolidated Financial Statements included in Item 18 of this Annual Report for more information on the Group’s long-term debt. See Notes 15 and 20 of the Consolidated Financial Statements included in Item 18 of this Annual Report on Form 20-F.
(2)	Interest due on Total debt has been estimated using rates contractually agreed with lenders.
(3)	The leases relate to the leasing of manufacturing facilities and stores by several of the Group’s companies.

Under Italian law, the Company and its Italian subsidiaries are required to pay a termination indemnity to their employees when these cease their employment with the Company or the relevant subsidiary. Likewise, the Company and its Italian subsidiaries are required to pay an indemnity to their sales agents upon termination of the sales agent’s agreement. As of December 31, 2015, the Group had accrued an aggregate employee termination indemnity of €20.5 million. In addition, as of December 31, 2015, the Company had accrued an aggregate sales agent termination indemnity of €1.2 million and a one-time termination indemnity benefit of €10.2 million. The one-time termination benefit includes the amount to be paid on the separation date to certain workers to be terminated on an voluntary basis. See Notes 3(o) and 21 of the Consolidated Financial Statements included in Item 18 of this Annual Report. These amounts are not reflected in the table above. It is not possible to determine when the amounts that have been accrued will become payable.

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

During 2015, the Company granted incentive payments to 78 workers, for a total amount of €4.5 million. In addition, 100 workers, who were originally employed at the Ginosa plant, were re-employed at the Jesce, Matera, and Laterza plants. As for the remaining redundancy, on July 28, 0215, a new incentive payment program was launched, with an ultimate deadline of June 30, 2016. As of December 31, 2015, 65 workers participated in the new incentive payment program. As a result of these programs, the estimated remaining redundancy is 359 workers. Based on this new estimate of the number of redundancies, an accrual of €3.4 million was posted in 2015 to the one-termination benefit reserve. Therefore, the remaining provision of €10.2 million at 2015 year-end has been deemed as sufficient to cover the cost of future layoffs.

Please See Notes 3(o) and 21 of the Consolidated Financial Statements included in Item 18 of this Annual Report.

The Group is also involved in a number of claims (including tax claims) and legal actions arising in the ordinary course of business. As of December 31, 2015, the Group had accrued provisions relating to these contingent liabilities in the amount of €6.6 million. See “Item 8. Financial Information—Legal and Governmental Proceedings” and Notes 21 and 28 to the Consolidated Financial Statements included in Item 18 of this Annual Report.

Trend information

Recent figures indicate that the moderate recovery in Italy is the slowest among the major European Union countries. According to European Statistics Office, the country continues to struggle and youth unemployment remains at very high levels. Italy has not managed to claw back the ground lost during the crisis and get its industry and employment market on par with other European countries.

In particular, youth unemployment numbers struggle: the low reached during the crisis has recovered only 0.9 percentage points, compared to 2.7% in Germany, 4.2% in Great Britain and 1.9% in Spain. Confidence levels, however, are buoyant. Industrial production continues to limp along: according to the Ministry for Economic Development’s “Economic dashboard” figures, Italian industrial production is still more than 31% lower than pre-crisis maximum levels and has recovered only 3% on the lows reached during the recession. France has recovered 8%, Germany 27.8%, Great Britain 5.4% and Spain 7.5%. The comparison is even starker when considering the construction sector: in October 2015 Italy hit a new low since the beginning of the economic crisis. According to Eurostat, all of the major European countries have rebounded from their respective lows, from the 3.4% of France to the 32.9% of

Spain. On the other hand, Italy outperforms nearly all European partners in terms of consumer confidence levels, although the jobs market lags behind their European counterparts. In the third quarter, the unemployment rate decreased to 11.5% - in comparison to 4.5% in Germany and 5.2% in the United Kingdom. Spain however still reports a very high unemployment rate of 21.6%, although Madrid has recovered 4.7% from the worst level of the crisis compared to Rome’s 1.6%. The French case differs: the unemployment rate is lower than Italy at 10.8%, but it is at its worst level in the last 18 years. The unemployed estimate for November decreased 1.6% (-48 thousand); the reduction concerns both men and women and persons under 50 years old. The unemployment rate, in contraction since July, decreased again last month by 0.2 percentage points to 11.3%. Italy has the lowest youth employment rate: for those between 15 and 24 it is 15.1%, compared to 28% for France, 43.8% for Germany, 48.8% for the United Kingdom and 17.7% for Spain. The recovery on the lowest point of the crisis is 0.9 points, compared to 1.9% in Spain, 2.7% in Germany and 4.2% in Great Britain.

The Ministry for Economic Development states, “...the figures show that Italy is on the road to recovery...a series of positive indicators have emerged, particularly with regard to household and business confidence, consumption levels and employment. Industrial production continues to expand, as does the use of production capacity”. In Europe, economic expansion strengthened from the further drop in the price of oil and the latest weakening of the Euro. This is counter-balanced however by general global uncertainty stemming from terrorist attacks and the military escalation in Syria on the one hand, and the threat of deflation still present in many countries on the other.

The weak global economy has impacted Italian exports and production expansion, which had returned at the beginning of the year, with more contained growth expected in the fourth quarter of 2015 (+0.2%).

In this environment, industrial production in October performed ahead of expectations (+0.5% on the previous month and +2.9% year-on-year) due to increased activity across the main industrial categories (consumer, intermediaries and capital goods). According to the Prometeia estimates, Italian industry in 2015 returned average revenue growth of 1.4%, supported by fresh domestic demand, in particular for durable goods. The automotive sector alone will contribute approximately two- thirds. The driving force of this sector is confirmed also by increased vehicle manufacturing and new car registrations (+15.4% in the first 11 months of 2015).

Consumer confidence levels also continue to consolidate, rising in November to 118.4 (from 117.0), thanks also to an improved employment outlook. The strong numbers support consumption, which in December was expected to increase after seven years of crisis, driven also by online sales (+16% on the preceding year). Private consumption—and gradually also investments—are contributing to improved domestic demand, supported also by government measures, as demonstrated by machine tool order numbers. The national consumer price index in November grew 0.1% (year-on-year) following an increase in food and service prices and a further reduction in energy prices (-6.8%). Inflation, net of energy goods, was 0.8%. In December 2015, according to preliminary estimates, the national consumer price index was flat on the previous month and increased 0.1% on December 2014 (same as November). 2015 average inflation slowed for the third consecutive year—to 0.1% from 0.2% in 2014.

Stable inflation to December 2015 was due to countering trends: on the one hand a rise in the price of recreational, cultural and personal care services (+0.9%, from +0.6% in November) and a reduced drop in energy prices (-8.8%, from -11.2% in November); in addition, we consider the reversal in transport service prices (-1.7%, from +0.6% in November) and the slowed increase in non-processed food prices (+2.2%, from +3.2%).

The average public debt to GDP ratio over the first three quarters of 2015 was 2.9%, improving 0.4% in the same period of the previous year.

The tax burden in the third quarter was 41.4%, slightly increasing (+0.1% on the same period of the previous year). The average tax burden over the first three months was 41.2%, stable on the same period of 2014. The November 2015 figures show an increase in tax inflows of 9.2% on the previous year.

In the third quarter of 2015, household disposable income at current values increased 1.3% on the preceding quarter and 1.5% on the corresponding period of 2014.

Household purchasing power, which takes into account also consumer price movements, in the third quarter of 2015 increased 1.4% on the preceding quarter and 1.3% on the third quarter of 2014. In the first three quarters of 2015, purchasing power grew 0.9% compared to the same period of 2014.

Household spending on end-goods in current values increased 0.4% on the preceding quarter and 1.2% on the corresponding period of 2014.

In the third quarter of 2015, the household propensity to save was 9.5%, up 0.9% on the preceding quarter and 0.3% on the corresponding quarter of 2014.

The household investment rate in the third quarter of 2015 was 6%, reducing 0.1% both on the preceding quarter and on the third quarter of 2014.

For the first time, after four years, house prices rose (+0.2%). The increase was driven by the rise in the price of new homes (+1.4%); for existing homes however a very slight reduction was seen (-0.1%). The increase on the preceding period and the confirmation of the easing of the year-on-year reductions in house prices is reflected in the recovery of the residential property market in terms of sales numbers (+10.8% on an annual basis in the third quarter of 2015 according to the Property Market Research Center of the Tax Agency). The differential between the year-on-year movement in the price of existing homes and those of new homes of 2.4% began to extend after reaching a minimum in the second quarter of 1.7%. On average, in the first three quarters of 2015, house prices decreased 2.9% on the same period of the previous year, with a reduction of 1.4% for new homes and of 3.5% for existing homes.

In October 2015 exports reported a slight monthly reduction (-0.4%) due to poor sales on non-EU markets (-1.7%), against flat imports. In the first ten months of the year exports increased on the previous year (+3.5% in value terms and +1.6% in volume terms) and the trade surplus was close to 35 billion (63.3 billion net of energy).

The recovery in the jobs market in recent months came to an end in October with the number of employed persons reducing 0.2%. On average for the August-October quarter, all jobs market indicators highlight however an improvement: the number of employed rose (+0.1%, +32 thousand units). With regard to the private sector, according to INPS figures, long-term contracts signed during the first ten months of 2015 increased 29.8%. 55% of hires and transfers (data available to September) benefitted from the three-year contribution exemption introduced by the 2015 Stability Law.

In this general picture of Italian economic recovery, credit conditions since the beginning of the year have appeared more favorable: to October household loans increased (+0.6%) and the total amount of defaults, although still at high levels, for the first time showed signs of containment (from 200.4 billion in September to 199). The Central Guarantee Fund contributes to mitigating the effects of the prolonged credit crunch: from the setting up of the Fund (2002) to November 30, 2015, 503,000 operations have taken place for guarantees totaling Euro 45.9 billion, with loans of Euro 78.9 billion.

Global expectations have been impacted by uncertainties in China: in the major advanced economies economic expansion continues, although the slowdown in the Chinese economy has impacted raw material prices and emerging economy activity. The fall back in China from high levels of investment and debt exposes the country to fragility and is a risk for the global economy. The uncertain global economic outlook influenced the decision of the Federal Reserve not to increase benchmark rates in September.

In the Eurozone, the most recent figures confirm the continuation of the recovery in the summer. The global slowdown has so far had contained effects on the zone, but into the future constitutes a risk for growth and inflation. This latter returned in September to slightly negative numbers (-0.1% on the twelve months), also following the drop in the price of oil. The expansionary measures adopted by the Executive Board of the ECB have supported economic activity and the credit recovery. The ECB will make recourse to all tools available, including the option to change the size, composition and duration of the public and private bond purchase program, where considered necessary to offset threats to growth and ensure the return of inflation to values which ensure stable prices. The fraud perpetuated by the German car manufacturer Volkswagen impacted the stock markets and confidence in Germany, giving rise to a new element of uncertainty for the European economies. The possible repercussions are still difficult to quantify; such will depend on the extent of the effects on the auto sector overall (which so far has played a crucial role in the recovery), on German industry and on knock-on effects in other countries, in addition to those on investor and consumer expectations.

Finally, the economic environment presents contrasting indications: signs of recovery are certainly there, although supported by external factors such as weak exchange rates and low oil prices which are subject to change. The slowdown of China and the emerging economies and the geo-political situation (in the Middle East, among others) require prudent expectations, forecasts and investment decisions.

Off-Balance Sheet Arrangements

As of December 31, 2015, neither Natuzzi S.p.A. nor any of its subsidiaries was a party to any off-balance sheet arrangements.

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

U.S. GAAP — Recently issued but not yet adopted U.S. accounting pronouncements relevant for the Company are outlined below:

In August 2014, the FASB issued ASU No. 2014-15: Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. The new standard provides guidance around management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. Early adoption is permitted. The adoption of this standard is not expected to have a material impact on the Group’s financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from contract with customers. The main objective in developing this update is to provide guidance and conformity with respect to the fact that previous revenue recognition requirements in U.S. generally accepted accounting principles (GAAP) differ from those in International Financial Reporting Standards (IFRS), and both sets of requirements were in need of improvement. Previous revenue recognition guidance in U.S. GAAP comprised broad revenue recognition concepts together with numerous revenue requirements for particular industries or transactions, which sometimes resulted in different accounting for economically similar transactions. Accordingly, the FASB and the International Accounting Standards Board (IASB) initiated a joint project to clarify the principles for recognizing revenue and to develop a common revenue standard for U.S. GAAP and IFRS. The core principle of the new standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services.

In August 2015, the FASB issued Accounting Standards Update 2015-14 Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which deferred the effective date established in ASU 2014-09. The amendments in ASU 2014-09 are now effective for annual reporting periods beginning after December 15, 2017.

On March 17, 2016, the FASB issued ASU 2016-08 – Revenue from contracts with customers (Topic 606). The amendments in this update clarify the implementation guidance on principal versus agent considerations.

In May 2016, the FASB issued ASU 2016-12 – Revenue from contracts with customers (Topic 606). The amendments in this update clarify the guidance on assessing collectability, presentation of sales taxes, noncash consideration, and completed contracts and contract modifications at transition.

The two permitted transition methods under the new standard are the full retrospective method, in which case the standard would be applied to each prior reporting period presented, or the modified retrospective method, in which case the cumulative effect of applying the standard would be recognized at the date of initial application. The Company has not yet selected a transition method. The Company is currently evaluating the appropriate transition method and the impact of adoption on the consolidated financial statements and related disclosures.

On August 18, 2015, the FASB issued ASU 2015-15 – Interest – Imputation of interest (Subtopic 835-30). This Accounting Standards Update adds SEC paragraphs pursuant to the SEC Staff Announcement at the June 18, 2015 Emerging Issues Task Force (EITF) meeting about the presentation and subsequent measurement of debt issuance costs associated with line-of-credit arrangements which were announced at ASU 2015-03. The Company has chosen not to early adopt this ASU 2015-03 and will disclose that we do not anticipate that this adoption will have a significant impact on its financial position, results of operations, or cash flows.

On November 20, 2015, the FASB issued ASU 2015-17 – Simplify Balance Sheet Classification of Deferred Taxes. Topic 740, Income Taxes, requires an entity to separate deferred income tax liabilities and assets into current and noncurrent amounts in a classified statement of financial position. Deferred tax liabilities and assets are classified as current or noncurrent based on the classification of the related asset or liability for financial reporting. Deferred tax liabilities and assets that are not related to an asset or liability for financial reporting are classified according to the expected reversal date of the temporary difference. To simplify the presentation of deferred income taxes, the amendments in this Update require that deferred income tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. Early adoption is permitted. The Company will adopt this standard in fiscal year 2016 and does not expect it to have a material impact on the Company’s financial statements.

On January 5, 2016 the FASB issued ASU 2016 – 01 – Financial Instruments – Overall – Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments in this Update require all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). The amendments in this Update also require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. In addition, the amendments in this Update eliminate the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities and the requirement for to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet for public business entities. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. Early adoption is permitted. The adoption of this standard is not expected to have a material impact on the Company’s financial statements.

On February 25, 2016 the FASB issued ASU 2016 – 02 – Leases, Topic 842. The amendments in this Update are to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. Early adoption is permitted. The Company has chosen not to early adopt this standard. The adoption of this standard, although it will increase reported assets and liabilities, is not expected to have a material impact on the Company’s financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The board of directors of Natuzzi S.p.A. currently consists of eight members, all of whom were elected at the Company’s annual general shareholders’ meeting held on April 28, 2014 and whose terms will expire on the date on which the shareholders’ meeting will approve the financial statements for fiscal year 2016. The directors and senior executive officers of the Company as of February 29, 2016, were as follows

Name	Age	Position with the Company
Pasquale Natuzzi *	76	Chairman of the Board of Directors, Chief Executive Officer
Antonia Isabella Perrone *	46	Director
Giuseppe Antonio D’Angelo *	50	Outside Director
Dimitri Duffeleer*	46	Outside Director
Cristina Finocchi Mahne*	50	Outside Director
Ernesto Greco*	65	Outside Director
Vincenzo Perrone*	57	Outside Director
Stefania Saviolo*	51	Outside Director
Vittorio Notarpietro	53	Chief Financial Officer
Antonio Cavallera	37	Chief HR, IT, Organization and Corporate Communications Officer
Claudia Lamarca	35	Internal Control Systems Manager
Daniele Casone	34	Strategic Planning Manager
Gianluca Pazzaglini	48	Chief Brand & Sales Officer
Giambattista Massaro	54	Chief Procurement & Supply Chain Officer
Giuseppe Vito Stano	58	Chief Private Label Officer
Filippo Petrera	52	Chief Manufacturing, Product & Innovation Officer
Francesco Stasolla	50	Managing Director Italsofa Romania
Ildebrando Aldrovandi	60	Corporate Quality & After Sales Director
Michele Leone	44	Engineering Director
Ottavio Milano	50	Managing Director Italsofa Nordeste e VP Region Sales South Americas and Brazil
Richard Tan	55	Managing Director Natuzzi China

*	The above mentioned members of the board of directors were elected at the Company’s annual general shareholders’ meeting held on April 28, 2014.

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

Vittorio Notarpietro is the Chief Financial Officer of the Company. He re-joined the Group in September 2009. From 1991 to 1998, he was the Finance Director and Investor Relations Manager for the Group. From 1999 to 2006, he was Vice President for Finance for IT Holding Group. From 2006 to 2009, he was the CEO of Malo S.p.A., a leading Italian company in the luxury sector.

Gianluca Pazzaglini is the Chief Brand & Sales Officer of the Group. He is responsible for WW Natuzzi Brand Division, 65% of Total Turnover. He joined the Group on February 2014 as Chief Brand Officer. He has further previous experience in Sales and Marketing roles in Mercedes-Benz AG and Clementoni Toys S.p.a. From 2004 until 2013. he was General Manager in Fratelli Guzzini SpA, from 1997 to 2004. he was Managing Director in Ferrari Deutschland Gmbhand from 1997 to 2001. he was Regional Sales and Marketing Manager Europe in Ferrari/Maserati.

Giambattista Massaro is the Chief Procurement & Supply Chain Officer of the Group. He returned to the Company in January 2010 after his service as CEO of Ixina Italy S.r.l. - Snaidero Group from 2007 to 2009. From 1993 to 2007, he was General Manager of Purchasing, Logistics and Overseas Operation and a member of the Board of Directors of the Group. From 1992 to 1993,

he was Assistant to Mr. Natuzzi, and from 1990 to 1992, he was Pricing and Costs Manager. He joined the Company in 1987 as a buyer. He also previously served as Chairman of Natco S.p.A., Natuzzi Trade Service S.r.l. and Lagene as well as Director of Italsofa Bahia Ltda., Italsofa Romania S.r.l. and Natuzzi Asia Ltd.

Giuseppe Vito Stano is the Chief Private Label Officer of the Group. From 2012 to February 2014, he was Chief Worldwide Softaly Division Officer, from May 2011 to December 2012, he was regional manager of Natuzzi and Italsofa EMEA and India, and from April 2010 to May 2011, he was regional manager for Western and Southern Europe and the Middle East. Prior thereto, he was the Italsofa brand Manager of the Group from November 2008 to December 2009. He developed his professional career as the Key Global Account Management Vice President after being Sales Administration Director of the Company since 1991. He was also a Director of Natuzzi Americas, Inc. From 1986 to 1991, he was Executive Vice President of Natuzzi Upholstery Inc. (currently Natuzzi Americas, Inc.) in the United States. Prior to that, he was Assistant Vice President of Natuzzi Upholstery Inc. He joined the Group in 1980, as a staff member of the Company’s Export Department.

Filippo Petrera is the Chief Manufacturing, Product and Innovation Officer of the Group. He is also the CEO of IMPE Spa, subsidiaries of Natuzzi Group. He joined the company in 1995 performing increasing role of responsibilities within the Group. He was Corporate Quality Director from 2000 to 2002, Product Development and After Sales Director from 2002 to 2009, Corporate Purchasing Director from 2009 to 2010 and CEO IMPE S.p.A. since 2010. Prior to that, he was Technical Service Coordinator for Petrosillo Engineering Group and Quality Manager for Nuovo Pignone.

Richard Tan is Chairman and Managing Director of Natuzzi China Ltd, subsidiaries of Natuzzi Group. He has worked in the upholstery business for 23 years. In November 2000, he began cooperation with Natuzzi Asia Ltd to start-up its Chinese production operations. He was appointed as Chairman of Italsofa (Shanghai) Limited in October 2002.

Francesco Stasolla is Chairman and Managing Director of Italsofa Romania S.r.l., subsidiaries of Natuzzi Group. He started at Natuzzi in January 1988 as a buyer.

Ottavio Milano is the Managing Director of Italsofa Nordeste S.A., subsidiary of Natuzzi Group. He is also VP Sales Region South Americas & Brazil. He joined the Company in 1992 within General Accounting department performing increasing roles of responsibilities within the Group. In 1994, he helped create the Internal Audit Department after the listing of Natuzzi S.p.A. to the NYSE. From 1999 to 2008, he was Corporate Controlling Director. From 2008 to October 2011, he was Business Project Implementation Manager within the Operations Dept... From November 2011 to the beginning of 2013, he was General Manager for Natco SPA. Before working at Natuzzi, Mr. Milano started his career at a tax consulting office.

Michele Leone is the Engineering Director of the Group, a position he has served in since October 2014. He joined the Company in 1996 and covered roles of increasing responsibility in the Engineering & Innovation Departments. From May 2008 until November 2013, he was Maintenance & Technical Service Manager of the Group. In his experience, he has managed the OHSAS 18001 & ISO 14001. From July 2007 until May 2008, he served as Project & Technology Manager. From January 2002 to June 2007, he was Engineering & Maintenance Manager of the Italsofa Romania. He has also served in the Maintenance Department from October 1996 to December 2001.

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

Daniele Casone is the Corporate Strategic Planning Manager of the Natuzzi Group. Mr. Casone has the responsibility for coordinating and monitoring the progress related to the Group Transformation Plan implementation. In collaboration with the top management and the Chief Executive Officer, he’s in charge of the governance of special projects related to the medium-term goals, planning and control of Group’s investments and costs. He joined the Company in December 2011 as Project Manager, and he performed various roles with different responsibilities within the Strategic Planning Department, while working closely with the CEO & Management team. Mr. Casone joined the Group after gaining substantial experience in two large consultancy companies as Project Manager where he was involved in many projects for Italian and international companies (Europe & US) in different industries: beverage, fashion and luxury, manufacturing, pharmaceuticals and energy. He gained considerable experience in the process of planning, control and reporting, in the design of the Industrial Plan and in defining a control model and KPI’s for top management.

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

Aggregate compensation paid by the Group to the directors and officers was approximately € 2.9 million in 2015. In addition, the Chief WW Commercial Officer, Mr. Marco Saltalamacchia, left the Company in March 2016.

The compensation paid in 2015 to the members of the Board of Directors is set forth below individually:

Name	Base Compensation
Pasquale Natuzzi	€120,000.00
Antonia Isabella Perrone	€25,000.00
Giuseppe Antonio D’Angelo	€25,000.00
Cristina Finocchi Mahne	€25,000.00
Stefania Saviolo	€25,000.00
Vincenzo Perrone	€25,000.00
Ernesto Greco	€25,000.00
Dimitri Duffeleer	€25,000.00

A new incentive system (the “MBO system”) was implemented in 2015. Approximately 100 managers from around the world participate in the MBO system . The Company will only pay a bonus pursuant to the MBO system if certain budget results relating to EBIT and cash flow index are achieved.

Statutory Auditors

The following table sets forth the names of the three members of the board of statutory auditors of the Company and the two alternate statutory auditors and their respective positions for the periods covered by this Annual Report. The current board of statutory auditors was elected for a three-year term on April 27, 2016, at the annual general shareholders’ meeting.

Name	Position
Carlo Gatto	Chairman
Cataldo Sferra	Member
Giuseppe Pio Macario	Member
Andrea Venturelli	Alternate
Vito Passalacqua	Alternate

During 2015, the Group’s statutory auditors received approximately €0.1 million in compensation in the aggregate for their services to the Company and its Italian subsidiaries.

According to Rule 10A-3 (“Rule 10A-3”) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), unless an exemption applies, companies whose securities are listed on U.S. national securities exchanges must establish an audit committee meeting specific requirements. In particular, all members of this committee must be independent as defined in Rule 10A-3 and the committee must adopt a written charter. The committee’s prescribed responsibilities include (i) the appointment, compensation, retention and oversight of the external auditors; (ii) establishing procedures for the handling of “whistle blower” complaints; (iii) discussion of financial reporting and internal control issues and critical accounting policies (including through executive sessions with the external auditors); (iv) the approval of audit and non-audit services performed by the external auditors; and (v) the adoption of an annual performance evaluation. A company must also have an internal audit function, which may be out-sourced, as long as it is not out-sourced to the external auditor.

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

External Auditors

On April 29, 2013, at the annual general shareholders’ meeting, Reconta Ernst & Young S.p.A. (“Ernst & Young”), with offices in Bari, Italy, was appointed as the Company’s external auditor for the three-year period ending with the approval of 2015 financial statements.

On April 27, 2016, the annual general shareholders’ meeting appointed KPMG S.p.a. as the Company’s new external auditor for the three-year period ending with the approval of 2018 financial statements. Accordingly, the engagement of Ernst & Young was not renewed.

Employees

The following table illustrates the breakdown of the Group’s employees by qualification and location for the periods indicated:

Qualification	As of December 31,			Change 2015/2014	Change 2014/2013
	2015	2014	2013
Top managers	58	65	66	(7)	(1)
Middle managers	172	175	166	(3)	9
Clerks	952	990	1,210	(38)	(220)
Labourers	4,459	4,788	4,935	(329)	(147)

Total	5,641	6,018	6,377	(377)	(359)

Location	As of December 31,			Change 2015/2014	Change 2014/2013
	2015	2014	2013
Italy	2,565	2,655	3,134	(90)	(479)
Outside Italy	3,076	3,363	3,243	(287)	120

Total	5,641	6,018	6,377	(377)	(359)

The agreements signed during 2015 have represented a crucial phase. Between October 2013 and October 2015, 500 blue collar workers voluntarily terminated their employment with Company, which led to a gradual reduction of redundant structural staff in the manufacturing and innovation processes.

With respect to the improvement of manufacturing levels, on March 3, 2015, the Minister of Labour and Social Politics signed new agreements focused on increasing competitiveness and reducing redundant structural staff in the Ginosa plant. Between 2015 and 2018, pursuant to these agreements, the Group intends to recover competitiveness through product innovation, by simplifying product processes (overcoming management and product inefficiencies), and maintaining occupational levels (Solidarity Contracts).

The Company reduced the general structural surplus, from 525 units in March 2015 to 360 work units at the end of year 2015, mainly as a result of implementing the inventive plan and through strong technology investment plans that are already in place in Matera Jesce (MT) and Laterza (TA) plant and scheduled in Santeramo Jesce (BA), Santeramo lazzitiello (BA) e Matera La Martella (MT) in 2016. The new organizational model in Matera Jesce plant and the related investment has allowed the Company to reduce 100 more units. The number of blue collar workers committed to these operations increased from 1,818 in the year 2014 to 1,918 in the year 2015.All blue collar workers have entered into solidarity contracts. The number of work hours recorded in 2015 decreased by 37% without strikes or social conflict.

In 2016, the Reorganisation Plan will continue to reinforce the competitiveness of plants through the following actions:

1.	By defining industrial asset with the conversion of production plant in an integrated and functional way.

2.	By investing in product and process innovation between 2015 and 2018.

3.	By maintaining occupational levels through the application of solidarity contracts per 1,918 units.

In order to manage 359 redundant units, the Company plans to recommend to move these units to a new work environment through the ASSIST project. This project offers a set of incentives to third-party companies that hire a certain number of our redundant units. As of the date of this Annual Report, none of our redundant units have been hired by third-party companies.

The Company expects to appropriate funds of approximately €10 million to cover costs related to the support the agreements signed in March 2015.

Human Resources plays a distinct role in the achievement of the Company’s success and, therefore, the Company is actively engaged in building and improving the systems and processes dedicated to employees.

At Natuzzi, we know that our employees want to make a difference and achieve professional goals; to this end, the Company’s Management is strongly committed to the construction of processes and systems that help employees to be successful.

We strive to improve and grow our human capital by, inter alia:

•	Recognizing and knowing how to evaluate job performance fairly and properly,

•	Promote professional development for individuals.

•	Maintaining alignment between the Company’s goals with individual expectations,

•	Providing attractive career paths.

The more professional development meets the needs of employees, the greater their motivation.

As part of our effort to improve and grow our human capital and support the success of our employees, we are re-designing the Natuzzi Performance Appraisal System. We re-designed the system by integrating with all other processes for personnel management processes, with the goal of improving our ability to identify the right person for the right role and reward talent.

Training has always been a fundamental cornerstone of Natuzzi’s organization and, as such, Natuzzi has and continues to support the development and the maintenance of staff skills. In 2015, training courses were held for 1,061 units for a total of 52,718 hours.

• The training courses dealt with the following topics:

• Lean production and Lean Office training. A large part of operational staff has participated in trainings regarding the new work environment methods (Lean), which aims to reduce production costs through the decrease of waste and the resource optimizing.

• Quality training in manufacturing field and Golden Partner management training. This latest course has been aimed at placing greater attention on customer needs and reaching Total Quality Management System logics.

• Practical education and on-the-job training to replace the staff in CIGS.

• Training regarding soft skills for employees in management roles, chief officers and workers (according to law n.81/08).

The government of the Puglia region has financed these training through an educational program. 746 employees participated in these programs, which cost a total of €1,218,760. Natuzzi co-funded. €521,593.

During February and March 2015, we offered a course on the requalification of resources in CIGS, specifically relating to the resources committed in Natuzzi plants in the Province of Taranto. This course was offered to 85 units, educating them about Lean, Quality, and Safety topics. The total cost was € 195,000.

In addition, in 2015 the training program aimed to improve technical skills in an effort to respond to HR needs and improving linguist skills, which was offered to 18 work units for a total of 721 hours. The managerial training was offered to 79 work units for 2,416 hours. We also continue to offer training courses on marketing and sales skills. The goal of these courses is to optimize profits and the Company’s competitive position by increasing employees’ ability to identify the most promising market segments and how to effectively exploit these segments. In addition, we offer a training course on the Sarbanes-Oxley Act of 2002 as a result of its impact on our system of internal control. Finally, we also offer course on negotiation, purchasing, digital photography visual, merchandising and e-learning.

In the Prototypes & Innovation Research division, we conducted various courses on ergonomics and FEM analysis to support design techniques and the use of even more innovative and reliable materials for our industry.

In the Maintenance division, some units have taken several training courses to support their technical skills in electric and mechanic field such as PES and PAV courses, hardware and software and altitude works.

The type of training provided (broken down by type) is set forth below (percentage according to the number of training sessions)

TRAINING TYPE	%
Induction	1.13%
Lean and Quality (training on the job too)	57.41%
Linguistic	1.3%
Managerial	4.5%
Health and Safety	25.33%
Job-specific activities	10.19%

In 2015, the Company also focused on identifying potential young talent with specific academic backgrounds (engineers, designers) in order to reach innovation goals about processes and product in defined areas. To reach this goal, the Company entered into two important agreements: one with Polytechnic of Milan (Italian university with a strong international orientation) and one with Polytechnic of Bari (point of reference about research and innovation). We have organized recruiting days for students from these school and company testimonies, such as the University of Economics – International Markets – in Bari. In addition, the Company has granted several six-month internship positions to young graduates, which has enabled it to work with new “brains” from academic environments.

In April 2015, Natuzzi entered into an agreement with ITS “A. Cuccovillo” of Bari. Pursuant to this agreement, Natuzzi has led the first post-diploma course in “Wood Mechanics – House System”. The Company is committed to providing technical modules in collaboration with relevant research institutes. This partnership aims to train the next generation of specialists through the most innovative technologies in the field of wood mechanics, through a rotation program.

Share Ownership

Mr. Pasquale Natuzzi, who founded the Company and is currently its Chief Executive Officer and Chairman of the Board of Directors, as of April 27, 2016, beneficially owns 30,967,521 Ordinary Shares, representing 56.5% of the Ordinary Shares outstanding (61.6% of the Ordinary Shares outstanding if the 5.1% of the Ordinary Shares owned by members of Mr. Natuzzi’s immediate family (the “Natuzzi Family”) are aggregated).

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

Mr. Pasquale Natuzzi, who founded the Company and is currently its Chief Executive Officer and Chairman of the Board of Directors, as of April 27, 2016, beneficially owns 30,967,521 representing 56.5% of the Ordinary Shares outstanding (61.6% of the Ordinary Shares outstanding if the 5.1% of the Ordinary Shares owned by the Natuzzi Family are aggregated). Since December 16, 2003, Mr. Natuzzi has held his entire beneficial ownership of Natuzzi S.p.A. shares through INVEST 2003 S.r.l., an Italian holding company wholly-owned by Mr. Natuzzi and having its registered office at Via Gobetti 8, Taranto, Italy.

The following table sets forth information, as reflected in the records of the Company as of April 27, 2016, with respect to each person who beneficially owns 5% or more of the Company’s Ordinary Shares or ADSs:

	Number of Shares Owned	Percent Owned
Pasquale Natuzzi (1)	30,967,521	56.5%
Donald Smith & Co., Inc. (2)	3,018,084	5.5%
Quaeroq CVBA (3)	2,760,400	5.0%

(1)	Includes ADSs purchased on April 18, 2008, purchases made from September 27, 2011 through April 30, 2013 under the Rule 10b-18 Plan and two privately negotiated purchases executed on July 30, 2014 and November 6, 2014. If Mr. Natuzzi’s Ordinary Shares are aggregated with those held by members of the Natuzzi Family, the amount owned would be 33,767,521 and the percentage ownership of Ordinary Shares would be 61.6%.
(2)	According to the Schedule 13G filed with the SEC by Donald Smith & Co., Inc. on February 10, 2016
(3)	According to the Schedule 13G filed with the SEC by Quaeroq CVBA on November 18, 2008 (according to last foreign annual report)
(4)

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

As of April 27, 2016, 54,853,045 Ordinary Shares were outstanding. As of the same date, there were 21,807,268 ADSs (equivalent to 21,807,268 Ordinary Shares) outstanding. The ADSs represented 39.8% of the total number of Natuzzi Ordinary Shares issued and outstanding.

Since certain Ordinary Shares and ADSs are held by brokers or other nominees, the number of direct record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States or of where the direct beneficial owners of such shares are resident.

Related Party Transactions

Transactions with related parties amounted to €6.0 million in 2015 sales and to €6.8 million in 2014 sales.

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

ITEM 8. FINANCIAL INFORMATION

Consolidated Financial Statements

Please refer to “Item 18. Financial Statements” of this Annual Report.

Export Sales

Export sales from Italy totaled approximately €113.5 million in 2015, up 14.8% from 2014. That figure represents 26.0% of the Group’s 2015 net leather and fabric-upholstered furniture sales.

Legal and Governmental Proceedings

The Group is involved in tax and legal proceedings, including several minor claims and legal actions, arising in the ordinary course of business with suppliers and employees. The provision recorded against these claims is €6.6 million as of December 31, 2015 (€7.0 million as of December 31, 2014).

Accruals of €0.9 million were made in 2015 for such contingent liabilities.

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

Dividends

Considering that the Group reported a negative net result in 2015 and considering the capital requirements necessary to implement the restructuring of the operations and its planned retail and marketing activities, the Group decided not to distribute dividends in respect of the year ended on December 31, 2015. The Group has also not paid dividends in any of the prior three fiscal years.

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

	New York Stock Exchange
	Price per ADS (in US dollars)
	High	Low
2011	4.83	2.00
2012	3.82	1.77
2013	2.60	1.70
2014	3.22	1.33
2015	2.90	1.35

	High	Low
2014
First quarter	3.19	2.35
Second quarter	3.22	2.40
Third quarter	2.60	2.02
Fourth quarter	2.06	1.33

2015
First quarter	1.85	1.35
Second quarter	2.90	1.59
Third quarter	2.49	1.44
Fourth quarter	2.04	1.45

	High	Low
2016
First quarter	1.66	1.36

	High	Low
Monthly data
October 2015	2.04	1.58
November 2015	1.81	1.60
December 2015	1.70	1.45
January 2016	1.67	1.36
February 2016	1.62	1.28
March 2016	1.64	1.38
April 2016	1.64	1.41
Up to May 19, 2016	1.62	1.43

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

The board of directors may transfer the Company’s registered office within Italy, set up and eliminate secondary offices and approve mergers by absorption into the Company of any subsidiary in which the Company holds at least 90% of the issued share capital. The board of directors may also approve the issuance of shares or convertible debentures and reductions of the Company’s share capital in case of withdrawal of a shareholder if so authorized by the Company’s extraordinary shareholders’ meeting.

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

The statutory auditors may decide to call a meeting of the shareholders, ask the directors information about the management of the Company, carry out inspections and verifications at the Company and exchange information with the Company’s external auditors. Additionally, the statutory auditors have the power to initiate a liability action against one or more directors after adopting a resolution with an affirmative vote by two thirds of the auditors in office. Any shareholder may submit a complaint to the board of statutory auditors regarding facts that such shareholder believes should be subject to scrutiny by the board of statutory auditors, which must take any complaint into account in its report to the shareholders’ meeting. If shareholders collectively representing 5% of the Company’s share capital submit such a complaint, the board of statutory auditors must promptly undertake an investigation and present its findings and any recommendations to a shareholders’ meeting (which must be convened immediately if the complaint appears to have a reasonable basis and there is an urgent need to take action). The board of statutory auditors may report to a competent court serious breaches of directors’ duties.

External Auditor — The audit of the Company’s accounts is entrusted, as per current legislation, to an independent audit firm whose appointment falls under the competency of the Shareholders’ Meeting, upon the board of statutory auditors’ proposal. In addition to the obligations set forth in national auditing regulations, Natuzzi’s listing on the NYSE requires that the audit firm issues a report on the annual report on Form 20-F, in compliance with the auditing principles generally accepted in the United States. Moreover, the audit firm is required to issue an opinion on the efficacy of the internal control system applied to financial reporting.

The external auditor or the firm of external auditors is appointed for a three-year term, may be re-elected for successive terms, and its compensation is determined by a vote at an ordinary shareholders’ meeting and may be removed only for just cause by a vote of the shareholders’ meeting.

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

Pre-emptive Rights — Pursuant to Italian law, holders of Ordinary Shares or of debentures convertible into shares, if any exist, are entitled to subscribe for the issuance of shares, debentures convertible into shares and rights to subscribe for shares, in proportion to their holdings, unless such issues are for non-cash consideration or pre-emptive rights are waived or limited and such waiver or limitation is required in the interest of the Company. There can be no assurance that the holders of ADSs may be able to exercise fully any pre-emptive rights pertaining to Ordinary Shares.

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

A corresponding reserve equal to the purchase price of such shares must be created in the balance sheet, and such reserve is not available for distribution, unless such shares are sold or cancelled. Shares purchased and held by the Company may be resold only pursuant to a resolution adopted at an ordinary shareholders’ meeting. The voting rights attaching to the shares held by the Company or its subsidiaries cannot be exercised, but the shares are counted for quorum purposes in shareholders’ meetings. Dividends and pre-emptive rights attaching to such shares will accrue to the benefit of other shareholders.

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

Material Contracts

In the two years immediately preceding the filing of this Annual Report on Form 20-F, neither the Company nor any member of the group has been a party to a material contract, other than contracts entered into in the ordinary course of business and the contracts described immediately below:

•	An agreement with Banca Popolare di Puglia and Basilicata to support investment in the Puglia and Basilicata regions for a total amount of €7.5 million, dated June 29th, 2015;

•	An agreement with Banca IMI, Intesa San Paolo for the “without recourse” factoring of export-related financial receivables for €35 million, dated July 7th, 2015;

•	An agreement with Eximbank and Italsofa Romania for a loan guaranteeing a credit line of €10 million for the Natuzzi Group’s Romanian facility, dated August 4th, 2015. Italsofa Romania’s credit line will be used to fund working capital and for the acquisition of new and more modern machinery for the joinery section and the purchase of the equipment required for the new production process;

•	The “Development Contract” was signed on September 23, 2015 for the “sofa district”, paving the way for the innovation, research and production development required by Natuzzi to fully recover manufacturing competitiveness in Italy and protect jobs and skill levels in the region. The contract is an addendum to the Master Agreement, dated February 8, 2013, under which the parties supported Natuzzi S.p.A.’s investment program to be rolled out in the “Jesce1” and “La Martella” industrial complexes of Matera, “Jesce2” in Santeramo in Colle (Bari) and in Laterza (Taranto). The long-term project is worth a total of €49 million, with the provision of funding of up to a maximum €37 million by the State and Regions on conclusion of the preliminary phase.

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

Taxation of Dividends

i) Italian Tax Considerations — As a general rule, Italian laws provide for the withholding of income tax on dividends paid by Italian companies to shareholders who are not residents of Italy for tax purposes, currently levied at a 26% rate. Italian laws provide a mechanism under which non-resident shareholders can claim a refund, up to 11/26 of Italian withholding taxes on dividend income by establishing to the Italian tax authorities that the dividend income was subject to income tax in another jurisdiction in an amount at least equal to the total refund claimed. U.S. owners should consult their own tax advisers concerning the possible availability of this refund, which traditionally has been payable only after extensive delays. Alternatively, reduced rates (normally 15%) may apply to non-resident shareholders who are entitled to, and comply with procedures for claiming, benefits under an income tax convention.

Under the Income Tax Convention, dividends derived and beneficially owned by U.S. owners are subject to an Italian withholding tax at a reduced rate of 15%.

However, the amount initially made available to the Depositary for payment to U.S. owners will reflect withholding at the 26% rate. U.S. owners who comply with the certification procedures described below may then claim an additional payment of 11% of the dividend (representing the difference between the 26% rate, and the 15% rate, and referred to herein as a “treaty refund”). This certification procedure will require U.S. owners (i) to obtain from the U.S. Internal Revenue Service (“IRS”) a form of certification required by the Italian tax authorities (IRS Form 6166), unless a previously filed certification is effective on the dividend payment date (such certificates, filed together with the statement indicated under (ii) below, should be effective until the end of the fiscal year for which the statement was originally filed), (ii) to produce a statement in accordance with the Italian tax authorities decree of July 10, 2013, whereby the U.S. owner represents to be a U.S. owner individual or corporation with no permanent establishment in Italy, and (iii) to set forth other required information. IRS Form 6166 may be obtained by filing a request for certification on IRS Form 8802. (Additional information, including IRS Form 8802, can be obtained from the IRS website at www.irs.gov. Information appearing on the IRS website is not incorporated by reference into this document.) The time for processing requests for certification by the IRS normally is 30 to 45 days. Accordingly, in order to be eligible for the procedure described below, U.S. owners should begin the process of obtaining certificates as soon as possible after receiving instructions from the Depositary on how to claim a treaty refund.

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

ii)United States Tax Considerations — The gross amount of any dividends (that is, the amount before reduction for Italian withholding tax) paid to a U.S. owner generally will be subject to U.S. federal income taxation as foreign-source dividend income and will not be eligible for the dividends-received deduction allowed to domestic corporations. Dividends paid in Euro will be included in the income of such U.S. owners in a dollar amount calculated by reference to the exchange rate in effect on the day the dividends are received by the Depositary or its agent. If the Euro are converted into dollars on the day the Depositary or its agent receives them, U.S. owners generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. U.S. owners who receive a treaty refund may be required to recognize foreign currency gain or loss to the extent the amount of the treaty refund (in dollars) received by the U.S. owner differs from the U.S. dollar equivalent of the Euro amount of the treaty refund on the date the dividends were received by the Depositary or its agent. Italian withholding tax at the 15% rate will be treated as a foreign income tax which U.S. owners may elect to deduct in computing their taxable income or, subject to the limitations on foreign tax credits generally, credit against their U.S. federal income tax liability. The rules governing the foreign tax credit are complex and U.S. owners are urged to consult their own tax advisers in this regard. Dividends will generally constitute foreign-source “passive category” income for U.S. tax purposes.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the Ordinary Shares or ADSs will be subject to taxation at reduced rates if the dividends are “qualified dividends”. Dividends paid on the Ordinary Shares or ADSs will be treated as qualified dividends if (i) the Company is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The Income Tax Convention has been approved for the purposes of the qualified dividend rules, and the Company believes it is eligible for the benefits of the Income Tax Convention. Based on the Company’s audited financial statements and relevant market and shareholder data, the Company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2014 or 2015 taxable year. In addition, based on the Company’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC for its 2016 taxable year.

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

Capital gains realized upon disposal of a “qualified” shareholding are partially included in the shareholders’ taxable income, for an amount equal to 49.72% with respect to capital gains realized as of January 1, 2009. If a taxpayer realizes taxable capital gains in excess of 49.72% of capital losses of a similar nature incurred in the same tax year, such excess amount is included in his total taxable income. If 49.72% of such taxpayer’s capital losses exceeds its taxable capital gains, then the excess amount can be carried forward and deducted from the taxable amount of similar capital gains realized by such person in the following tax years, up to the fourth, provided that it is reported in the tax report in the year of disposal. Based on the newly enacted Stability Law for 2016, the ordinary Corporate Income Tax rate shall decrease from 27.5% to 24% as of Fiscal Year 2017; as a consequence thereof, said 49.72% ratio is expected to be modified accordingly.

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

EU Financial Transaction Tax — On February 14, 2013, the European Commission proposed the implementation of the EU FTT (see “Item 3. Key Information—Risk Factors”) that may also apply to the transfer of Ordinary Shares and ADSs by a U.S. resident. This directive has been modified by the European Commission. However, the related EU directive has not yet been enacted. Moreover, the implementation of the proposed EU FTT may also affect the IFTT, as described above.

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

Documents on Display

The Company is subject to the information reporting requirements of the Exchange applicable to foreign private issuers. In accordance therewith, the Company is required to file reports, including annual reports on Form 20-F, and other information with the U.S. Securities and Exchange Commission. These materials, including this Annual Report, are available for inspection and copying at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. As a foreign private issuer, we have been required to make filings with the SEC by electronic means since November 4, 2002. Any filings we make electronically will be available to the public over the Internet at the SEC’s website at http://www.sec.gov. The Form 20-F and reports and other information filed by the Company with the Commission will also be available for inspection by ADS holders at the Corporate Trust Office of The Bank of New York Mellon at 101 Barclay Street, New York, New York 10286.

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

Exchange Rate Risks — The Group’s foreign exchange rate risks in 2015 arose principally in connection with U.S. dollars, British pounds, Canadian dollars, Euro (for the Company’s subsidiary located in Eastern Europe), Australian dollars, Japanese yen, Danish kroner, Swedish kroner, Norwegian kroner and Swiss francs as well as in connection with Chinese yuan, Romanian Leu, Brazilian Reais, Russian Rubles, Indian Rupee, for the Company’s subsidiaries operating in currencies different from the Euro.

As of December 31, 2015 and 2014, the Group had outstanding trade receivables denominated in foreign currencies totalling €40.7 million and €61.0 million, respectively, of which 54.3% and 62.6%, respectively, were denominated in U.S. dollars. On those same dates, the Group had €16.3 million and €25.3 million, respectively, of trade payables denominated in foreign currencies, principally U.S. dollars. See Notes 6 and 16 to the Consolidated Financial Statements included in Item 18 of this Annual Report

As of December 31, 2015, the Company was a party to a number of currency forward contracts (known in Italy as domestic currency swaps), all of which are designed to hedge future sales denominated in U.S. dollars and other currencies. As of the same date, no option contract was outstanding (as was the case as of December 31, 2014). The Group does not use such foreign exchange contracts for speculative trading purposes.

As of December 31, 2015, the notional amount in Euro terms of all of the outstanding currency forward contracts totaled €53.9 million. As of December 31, 2014, the notional amounts of all of the outstanding currency forward contracts totaled €44.7 million.

At the end of 2015, such currency forward contracts had notional amounts of British pounds 11.0 million, U.S.$ 17.2 million, €10.0 million, Canadian dollars 16.0 million, Australian dollars 4.0 million, Japanese yen 270.0 million, Danish kroner 4.7 million, and Swedish kroner 3.7 million. All of these forward contracts had various maturities extending through June 2016. See Note 29 to the Consolidated Financial Statements included in Item 18 of this Annual Report. The table below summarizes (in thousands of Euro equivalent) the contractual amounts of currency forward contracts (no options were outstanding) intended to hedge future cash flows from accounts receivable and sales orders as of December 31, 2015 and 2014:

Euro equivalent of contractual amounts of currency forward contracts as of:	December 31,
	2015	2014
U.S. dollars	€15,523	€9,178
British pounds	15,159	9,512
Euro*	9,818	9,896
Canadian dollars	7,777	11,519
Australian dollars	2,558	2,103
Japanese yen	2,038	2,099
Danish Kroner	624	0
Swedish kroner	395	387
Norwegian kroner	0	0
Swiss francs	0	0

Total	€53,892	€44,694

*	Used by the Group’s Romanian subsidiary to hedge its net collections denominated in Euro vs. RON.

As of December 31, 2015, these forward contracts had a net unrealized loss of €0.1 million, compared to a net unrealized loss of €0.3 million as of December 31, 2014. The Group recorded this amount in “other income (expense), net” in its Consolidated Financial Statements. See Note 29 to the Consolidated Financial Statements included in Item 18 of this Annual Report.

The following table presents information regarding the contract amount in thousands of Euro equivalent and the estimated fair value of all of the Group’s foreign exchange contracts: contracts with unrealized gains are presented as “assets” and contracts with unrealized losses are presented as “liabilities.”

	December 31, 2015		December 31, 2014
	Contract Amount	Unrealized gains (losses)	Contract Amount	Unrealized gains (losses)
Assets	20,734	199	11,212	312
Liabilities	33,158	(293)	33,482	(583)

Total	€53,892	€(94)	€44,694	€(271)

The Group’s foreign currency forward contracts as of December 31, 2015 had maturities of a maximum of six months. The potential loss in fair value of all of the Group’s forward contracts outstanding as of December 31, 2015 that would have resulted from a hypothetical, instantaneous and unfavorable 10% change in currency exchange rates would have been approximately €6.6 million. This sensitivity analysis assumes an instantaneous and unfavorable 10% fluctuation in exchange rates affecting the foreign currencies of all of the Group’s hedging contracts outstanding as of the end of 2015.

For the accounting of transactions entered into in an effort to reduce the Group’s exchange rate risks, see Notes 3 and 29 to the Consolidated Financial Statements included in Item 18 of this Annual Report.

At December 31, 2015, the Group had approximately €29 million in cash and cash equivalents held in Chinese yuan (€19 million as at December 31, 2014). Exchange rate fluctuations in respect of this amount could have significant positive or negative effects on our results of operations in future periods.

Interest Rate Risk — To a significantly lesser extent, the Group is also exposed to interest rate risk. As of December 31, 2015, the Group had €38 million (equivalent to 11.2% of the Group’s total assets as of the same date) in debt outstanding (bank overdrafts and long-term debt, including the current portion of such debt), which is for the most part subject to floating interest rates. See Notes 15 and 20 to the Consolidated Financial Statements included in Item 18 of this Annual Report.

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

Fees payable by the Depositary to the Company

i) Fees incurred in past annual period — From January 1, 2015 to December 31, 2015, the Depositary waived a total of $2,206.52 in administrative fees for routine corporate actions including services relating to Natuzzi’s annual general meeting of shareholders

ii) Fees to be paid in the future — The Company does not have any agreements in place with the Depositary for the payment or reimbursement of fees or other direct or indirect payments by the Depositary to the Company in connection with its ADS program.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures — The Company carried out an evaluation under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2015. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on the Company’s evaluation of its disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2015 to provide reasonable assurance that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s applicable rules and forms, and that it is accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

The Company’s management assessed the effectiveness of its internal control over financial reporting as of December 31, 2015. Based on such assessment, the Company’s management has concluded that as of December 31, 2015, the Company’s internal control over financial reporting was effective and that there were no material weaknesses in the Company’s internal control over financial reporting.

The effectiveness of internal control over financial reporting as of December 31, 2015 has been audited by Ernst & Young, an independent registered public accounting firm, as stated in their report on the Company’s internal control over financial reporting, which follows below.

(c) Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Natuzzi S.p.A.

We have audited Natuzzi S.p.A. and subsidiaries’ internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Natuzzi S.p.A. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Natuzzi S.p.A. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Natuzzi S.p.A. and subsidiaries as of December 31, 2015 and 2014 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2015 and our report dated May 23, 2016 expressed an unqualified opinion thereon.

/s/ Reconta Ernst & Young S.p.A.

Bari, Italy

May 23, 2016

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

ITEM 16B. CODE OF ETHICS

The Company has adopted a code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act. This code of ethics applies, among others, to the Company’s Chief Executive Officer and Chief Financial Officer. The Company’s code of ethics is downloadable from its website at http://www.natuzzi.com/en-EN/ir/code-of-ethics. If the Company amends the provisions of its code of ethics that apply to the Company’s Chief Executive Officer and Chief Financial Officer, or if the Company grants any waiver of such provisions, it will disclose such amendment or waiver on its website at the same address.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young has served as Natuzzi S.p.A.’s principal independent public auditor for fiscal year 2015, 2014 and 2013 for which it audited the consolidated financial statements included in this Annual Report.

The following table sets forth the aggregate fees billed and billable to the Company by Ernst & Young in Italy and abroad during the fiscal years ended December 31, 2015 and 2014, for audit fees, audit–related fees, tax fees and all other fees for audit.

	2015	2014
	(Expressed in thousands of euros)
Audit fees	800	600
Audit-related fees	—	—
Tax fees	22	—
All Other fees	6	—

Total fees	828	600

Audit fees in the above table are the aggregate fees billed and billable in connection with the audit of the Company’s annual financial statements. In particular, 2015 audit fees include the extra fees connected to the postponement of the filing of the current 20-F due to the considerable time and resources spent by the Company in order to complete its assessment on Internal Control over Financial Reporting.

Tax and other fees consist of fees billed and billable in connection with professional services rendered for tax compliance and in relation to XBRL related services, respectively.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

From January 1, 2015 to December 31, 2015, no purchases were made by or on behalf of the Company or any other affiliated purchaser of the Company’s Ordinary Shares or ADSs.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

In April 2016 the Company conducted a tender process for the Natuzzi Group’s integrated audit contract. As a result of the audit tender process, on April 27, 2016, the shareholders at the Annual General Meeting for the adoption of 2015 financial statements, appointed, as recommended by the Board of Statutory Auditors, KPMG S.p.a. as the Natuzzi Group’s new independent auditor. Accordingly, the engagement of Ernst & Young was not renewed. KPMG will become the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2016 and will serve a three-year term as the Company’s auditor.

Ernst & Young’s report on the Company’s financial statements for each of the past two years did not contain any adverse opinion or disclaimer of opinion, nor were any of Ernst & Young’s reports qualified or modified with respect to uncertainty, audit scope or accounting principle.

In connection with the audit of the Company’s financial statements for the fiscal years ended December 31, 2014 and 2015, and in the subsequent interim period through May 23, 2016, there were no disagreements with Ernst & Young on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to the satisfaction of Ernst & Young, would have caused Ernst & Young to make reference to such disagreements in their reports.

The Company has provided a copy of this disclosure to Ernst & Young and requested Ernst & Young to furnish us with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of Ernst & Young’s letter is filed as Exhibit 15.1 to this Form 20-F.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Natuzzi S.p.A.

We have audited the accompanying consolidated balance sheets of Natuzzi S.p.A. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Natuzzi S.p.A. and subsidiaries at December 31, 2015 and 2014, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with established accounting principles in the Republic of Italy.

Established accounting principles in the Republic of Italy vary in certain significant respects from generally accepted accounting principles in the United States of America. Information related to the nature and effect of such differences is presented in note 31 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Natuzzi S.p.A. and subsidiaries’ internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated May 23, 2016 expressed an unqualified opinion thereon.

/s/ Reconta Ernst & Young S.p.A.

Bari, Italy

May 23, 2016

Natuzzi S.p.A. and Subsidiaries

Consolidated Balance Sheets

as of December 31, 2015 and 2014

(Expressed in thousands of euros)

			Dec. 31, 2015	Dec. 31, 2014
	Notes
ASSETS
Current assets:
Cash and cash equivalents	4		52,469	32,848
Marketable securities	5		5	4
Trade receivables, net	6		63,207	95,987
Other receivables	7		23,862	18,112
Inventories	8		79,068	90,213
Unrealized foreign exchange gain	30		199	312
Prepaid expenses and accrued income	9		1,435	1,312
Deferred income taxes	18		516	494

Total current assets			220,761	239,282

Non current assets:
Property plant and equipment	10		121,100	130,782
Intangible asset, net	11		3,405	4,408
Goodwill	12		—	—
Investment in affiliates	13		—	—
Trade receivables, net	6		2,193	3,393
Other non current assets	14		1,920	2,228

Total non current assets			128,618	140,811

TOTAL ASSETS			349,379	380,093

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank Overdrafts	15		18,981	20,708
Current portion of long-term debt	20		3,397	3,141
Accounts payable-trade	16		58,913	75,233
Accounts payable-other	17		27,776	29,712
Accounts payable-shareholders for dividends			—	—
Unrealized foreign exchange losses	30		293	583
Income taxes	18		740	1,072
Deferred income taxes	18		1,000	1,000
Salaries, wages and related liabilities	19		14,031	18,299

Total current liabilities			125,131	149,748

Non current liabilities:
Employees’ leaving entitlement	3o	)	20,539	20,890
Long-term debt	20		15,632	6,162
Deferred income taxes	18		—	—
Deferred income for capital grants	3n	)	7,664	8,063
Other liabilities	21		19,846	21,215

Total non current liabilities			63,681	56,330

Commitments and contingent liabilities	23		—	—
Shareholders’ equity:	22
Share capital			54,853	54,853
Reserves			3,691	40,902
Additional paid-in capital			0	8,442
Retained earnings			98,789	66,817

Total equity attributable to Natuzzi S.p.A. and Subsidiaries			157,333	171,014
Non-controlling interest			3,234	3,001

			160,567	174,015

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY			349,379	380,093

See accompanying notes to the consolidated financial statements

Natuzzi S.p.A. and Subsidiaries

Consolidated Statements of Operations

Years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of euros except per share data)

			2015	2014	2013
Net sales	24		488,476	461,400	449,109
Cost of sales	25		(330,549)	(333,173)	(317,299)

Gross profit			157,927	128,227	131,810
Selling expenses	26		(133,440)	(128,882)	(126,634)
General and administrative expenses	27		(32,116)	(36,303)	(37,505)

Operating income/(loss)			(7,629)	(36,958)	(32,329)
Other income/(expense), net	28		(8,251)	(10,573)	(31,900)

Earning/(loss) before taxes and non-controlling interest			(15,880)	(47,531)	(64,229)
Income taxes	18		(572)	(1,809)	(4,136)

Net income/(loss)			(16,452)	(49,340)	(68,365)
Less: (Net income)/loss attributable to non-controlling interest			(32)	(17)	(211)

Net income/(loss) attributable to Natuzzi S.p.A. and Subsidiaries			(16,484)	(49,357)	(68,576)

Basic loss per share	3z	)	(0.30)	(0.90)	(1.25)
Diluted loss per share	3z	)	(0.30)	(0.90)	(1.25)
Average Ordinary Shares Outstanding			54,853,045	54,853,045	54,853,045
Average Ordinary Shares Outstanding assuming dilution			54,853,045	54,853,045	54,853,045

See accompanying notes to the consolidated financial statements

Natuzzi S.p.A. and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

Years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of euros except number of ordinary shares)

	Share Capital amount	Reserves	Additional paid in capital	Retained earnings	Equity attributable to Natuzzi	Non- controlling interest	Total Share holders’ equity
Balances at December 31, 2012	54,853	42,780	8,442	175,062	281,137	2,524	283,661

Exchange difference on translation of financial statement				(3,651)	(3,651)	(43)	(3,694)
Net Income /(loss) of the year				(68,576)	(68,576)	211	(68,365)

Balances at December 31, 2013	54,853	42,780	8,442	102,835	208,910	2,692	211,602

Exchange difference on translation of financial statement				11,461	11,461	292	11,753
2013 Partial loss offset		(1,878)		1,878
Net Income /(loss) of the year				(49,357)	(49,357)	17	(49,340)

Balances at December 31, 2014	54,853	40,902	8,442	66,817	171,014	3,001	174,015

Exchange difference on translation of financial statement				2,803	2,803	201	3,004
Loss offset		(37,211)	(8,442)	45,653
Net Income /(loss) of the year				(16,484)	(16,484)	32	(16,452)

Balances at December 31, 2015	54,853	3,691	0	98,789	157,333	3,234	160,567

See accompanying notes to the consolidated financial statements

Natuzzi S.p.A. and Subsidiaries

Consolidated Statements of Cash Flows

Years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of euros)

	2015	2014	2013
Cash flows from operating activities:
Net earnings (loss)	(16,452)	(49,340)	(68,365)
Adj to reconcile net income (loss) to net cash provided by op. activities
Depreciation and amortization	13,728	14,240	16,561
Write off of Fixed Assets	—	—	359
Impairment of long lived Assets and non current investements	—	2,590	8,550
One-time termination benefit accruals	3,425	—	19,959
Deferred income taxes	(23)	(161)	141
(Gain)/Loss on disposal of assets	118	(1,503)	61
Unrealized foreign exchange (gain) and losses	(177)	671	508
Deferred income for capital grants	(399)	(561)	(585)
Change in assets and liabilities:
Receivables, net	33,979	(20,526)	14,216
Inventories	11,145	(11,221)	3,278
Prepaid expenses and accrued income	(123)	626	93
Accounts payable	(15,782)	7,841	4,065
Income taxes	(332)	(6,054)	(2,073)
Salaries, wages and related liabilities	(4,267)	9,973	358
Other liabilities net	(11,436)	33,688	2,892
One-time termination benefit payments	(4,502)	(13,495)	(1,364)
Employees’ leaving entitlement	(348)	(3,947)	(880)
Total adjustments	25,006	12,161	66,139

Net cash provided by (used in) operating activities	8,554	(37,179)	(2,226)

Cash flows from investing activities:
Property, plant and equipment:
Additions	(3,455)	(6,587)	(7,116)
Disposals	3,638	6,809	212
Government grants received	—	5,239	—
Other assets	1,316	79	(1,091)
Dividends distribution	—	—	(202)
Minority interest acquisition	201	292	(43)

Net cash used in investing activities	1,700	5,832	(8,240)

Cash flows from financing activities:
Long-term debt:
Proceeds	12,969	5,000	—
Repayments	(3,244)	(3,346)	(3,274)
Short-term borrowings	(1,727)	(4,177)	(1,932)

Net cash provided by (used in) financing activities	7,998	(2,523)	(5,206)

Effect of translation adjustments on cash	1,370	5,685	(1,008)
Increase (decrease ) in cash and cash equivalents	19,622	(28,185)	(16,680)
Cash and cash equivalents, beginning of the year	32,848	61,033	77,713
Cash and cash equivalents, end of the year	52,469	32,848	61,033
Supplemental disclosure of cash flow information:
Cash paid during the year for interest	1,672	1,359	929
Cash paid during the year for income taxes	576	6,470	7,213

See accompanying notes to the consolidated financial statements

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

1. Description of business and Group composition

The consolidated financial statements include the accounts of Natuzzi S.p.A. (‘Natuzzi’ or the ‘Company’) and of its subsidiaries (together with the Company, the ‘Group’). The Group’s primary activity is the design, manufacture and marketing of contemporary and traditional leather and fabric upholstered furniture. The subsidiaries included in the consolidation at December 31, 2015, together with the related percentages of ownership, are as follows:

Name	Percentage of ownership	Registered office	Activity
Italsofa Nordeste S/A	100.00	Salvador de Bahia, Brazil	(1)
Italsofa Shanghai Ltd	96.50	Shanghai, China	(1)
Natuzzi China Ltd	100.00	Shanghai, China	(1)
Italsofa Romania	100.00	Baia Mare, Romania	(1)
Natco S.p.A.	99.99	Santeramo in Colle, Italy	(2)
I.M.P.E. S.p.A.	100.00	Bari, Italy	(3)
Nacon S.p.A.	100.00	Santeramo in Colle, Italy	(4)
Lagene S.r.l.	100.00	Santeramo in Colle, Italy	(4)
Natuzzi Americas Inc.	100.00	High Point, NC, USA	(4)
Natuzzi Iberica S.A.	100.00	Madrid, Spain	(4)
Natuzzi Switzerland AG	100.00	Dietikon, Switzerland	(4)
Natuzzi Benelux S.A.	100.00	Hereentals, Belgium	(4)
Natuzzi Germany Gmbh	100.00	Köln, Germany	(4)
Natuzzi Japan KK	100.00	Tokyo, Japan	(4)
Natuzzi Services Limited	100.00	London, UK	(4)
Natuzzi Trading Shanghai Ltd	100.00	Shanghai, China	(1)
Natuzzi Oceania PTI Ltd	100.00	Sydney, Australia	(6)
Natuzzi Russia OOO	100.00	Moscow, Russia	(4)
Natuzzi India Furniture PVT Ltd	100.00	New Delhi, India	(4)
Softaly (Furniture) Shanghai Co. Ltd	96.50	Shanghai, China	(1)
Italholding S.r.l.	100.00	Bari, Italy	(6)
Natuzzi Netherlands Holding	100.00	Amsterdam, Holland	(5)
Natuzzi Trade Service S.r.l.	100.00	Santeramo in Colle, Italy	(6)

(1)	Manufacture and distribution
(2)	Intragroup leather dyeing and finishing
(3)	Production and distribution of polyurethane foam
(4)	Services and distribution
(5)	Investment holding
(6)	Dormant

During 2015, Softaly (Furniture) Shanghai Co. Ltd was established, even if the subsidiary is currently idle.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

2. Basis of preparation

The financial statements utilized for the consolidation are the financial statements of each Group company at December 31, 2015, 2014 and 2013. The 2015, 2014 and 2013 financial statements have been adopted by the respective Boards of Directors of the relevant companies.

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

b) Foreign currency transactions

Foreign currency transactions are recorded at the exchange rates applicable at the transaction dates. Assets and liabilities denominated in foreign currency are remeasured at year-end exchange rates. Foreign exchange gains and losses resulting from the remeasurement of these assets and liabilities are included in other income (expense), net, in the consolidated statements of operations, except for exchange gain and losses deriving from an extension of the Company’s investment in a subsidiary, that are instead posted to equity.

c) Forward and collars exchange contracts

The Group enters into forward exchange contracts (known in Italian financial markets as domestic currency swaps) and, for a limited number of contracts, into so called “zero cost collars” exchange rate derivative instruments to manage its exposure to foreign currency risks. The Group does not enter into these contracts on a speculative basis, nor is hedge effectiveness constantly monitored. As a consequence of this, forward and collar exchange contracts are not used to hedge any on or off-balance sheet items. Therefore, at December 31, 2015, 2014 and 2013 all unrealized gains or losses on such contracts are recorded in other income (expense), net, in the consolidated statements of operations.

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

At December 31, 2015 and 2014 the deferred income for capital grants shown in the consolidated balance sheet amounts to 7,664 and 8,063, respectively.

The amortization of these grants recorded in net sales of the consolidated statement of operations for the years ended December 31, 2015, 2014 and 2013, amounts to 443, 461 and 470, respectively.

Cost reimbursement grants relating to research, training and other personnel costs are credited to income when there is a reasonable assurance of receipt from government agencies.

o) Employees’ leaving entitlement

Leaving entitlements represent amounts accrued for each Italian employee that are due and payable upon termination of employment, assuming immediate separation, determined in accordance with applicable Italian labour laws. The Group accrues the full amount of employees’ vested benefit obligation as determined by such laws for leaving entitlements. At December 31, 2015 and 2014 employees’ leaving entitlement shown in the consolidated balance sheets amounts to 20,539 and 20,890, respectively.

Under such Italian labor laws, upon termination of an employment relationship, the former employee has the right to receive termination benefits for each year of service equal to the employee’s gross annual salary, divided by 13.5. The entitlement is increased each year by an amount corresponding to 75% of the rise in the cost of living index plus 1.5 points.

The expenses recorded for the leaving entitlement for the years ended on December 31, 2015, 2014 and 2013 were 5,157, 5,690 and 6,162, respectively.

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

r) Shipping and handling costs

Shipping and handling costs sustained to transport products to customers are expensed in the periods incurred and are included in selling expenses. Shipping and handling expenses recorded for the years ended December 31, 2015, 2014 and 2013 were 44,624, 42,326 and 40,461, respectively.

s) Advertising costs

Advertising costs (other than those capitalized as intangibles) are expensed in the periods incurred and are included in selling expenses. Advertising expenses recorded for the years ended December 31, 2015, 2014 and 2013 were 16,724, 17,943 and 16,152, respectively.

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

v) Research and development costs

Research and development costs are expensed in the period incurred. At December 31, 2015 and 2014 research and development expenses were 3,349 and 5,794 respectively.

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

The following table provides the amounts used in the calculation of losses per share:

	2015	2014	2013
Net loss attributable to ordinary shareholders	(16,484)	(49,357)	(68,576)

Weighted-average number of ordinary shares outstanding during the year	54,853,045	54,853,045	54,853,045
Increase resulting from assumed conversion of share grants and options	—	—	—

Weighted-average number of ordinary shares and potential shares outstanding during the year	54,853,045	54,853,045	54,853,045

4. Cash and cash equivalents

Cash and cash equivalents are analyzed as follows:

	2015	2014
Cash on hand	110	96
Bank accounts	52,359	32,752

	52,469	32,848

The following table shows the Group’s cash and cash equivalents broken-down by country/region

	2015	2014
China	29,369	18,898
Europe	21,772	13,328
North America	534	388
South America	591	198
Other	203	36

	52,469	32,848

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

In China, during 2015 the Company pledged fixed-term and loan deposits for a total amount of 400 million RMB (56.6 million euro) in order to obtain a bank overdraft. Following repayment of the overdraft in February 2016, the pledge has been released.

In Europe the cash increase is due to the trade receivables securitization agreement signed in July 2015.

5. Marketable debt securities

Details regarding marketable debt securities are as follows:

	2015	2014
Foreign corporate bonds	5	4

	5	4

The contractual maturity of the Group’s marketable debt securities at December 31, 2015 is on short term.

6. Trade receivables, net

Trade receivables are analyzed as follows:

	2015	2014
North American customers	24,475	42,633
Other foreign customers	27,604	40,749
Domestic customers	23,600	25,019

Total trade receivables	75,679	108,401
(Allowance for doubtful accounts)	(10,279)	(9,021)

Total trade receivables, net	65,400	99,380

Total trade receivables, net current	63,207	95,987
Total trade receivables, net non-current	2,193	3,393

Total trade receivables, net	65,400	99,380

Trade receivables are due primarily from major retailers who sell directly to their customers. Trade receivables due from related parties amounted to 5,475 as at December 31, 2015 (5,501 in 2014). Sales to related parties amounted to 6,008 in 2015 (6,837 in 2014). Transactions with related parties were conducted at arm’s length. During 2014, payments by installments were agreed upon, with related parties, expiring in 2020. Following the agreements reached, the non-current portion of receivables, amounting to 2,193 (3,393 in 2014), was reclassified as non-current assets.

The decrease in trade receivables against last year is primarily due to a non-recourse trade receivable securitization agreement signed by the Company in July 2015, following to which the Company sells, on a revolving basis a with a non-recourse clause, a maximum amount of 35 million performing receivables.

As of December 31, 2015, 2014 and 2013 and for each of the years in the three-year period ended December 31, 2015, the Company had customers who exceeded 5% of trade receivables and/or net sales as follows:

Trade receivables	N° of customers	% of trade receivables
2015	2	11%
2014	2	21%
2013	2	15%

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Net sales	N° of customers	% of net sales
2015	2	9%
2014	2	9%
2013	2	14%

In 2015, 2014 and 2013 one customer accounted for approximately 9%, 5% and 8% of the total net sales of the Group, respectively. This customer operates many furniture stores throughout the United States.

The Company insures with a third party its collection risk in respect of a significant portion of accounts receivable outstanding balances, and estimates an allowance for doubtful accounts based on the insurance in place, the credit worthiness of its customers, as well as general economic conditions.

The following table provides the movements in the allowance for doubtful accounts:

Allowance for doubtful accounts	2015	2014	2013
Balance, beginning of year	9,021	11,243	9,848
Charges-bad debt expense	1,700	536	3,546
(Reductions-write off of uncollectible accounts)	(442)	(2,758)	(2,151)

Balance, end of year	10,279	9,021	11,243

Trade receivables denominated in foreign currencies at December 31, 2015 and 2014 totaled 40,744 and 61,042, respectively. These receivables consist of the following:

Trade receivables in foreign currencies	2015	2014
U.S. dollars	22,112	38,209
Canadian dollars	3,382	9,246
British pounds	8,475	8,018
Australian dollars	2,194	2,299
Other currencies	4,581	3,270

Total	40,744	61,042

7. Other receivables

Other receivables are analyzed as follows:

	2015	2014
Receivable from National Institute for Social Security	6,855	2,483
VAT	2,537	2,057
Receivable from tax authorities	2,415	2,844
Advances to suppliers	6,082	5,699
Other	5,973	5,029

	23,862	18,112

The “Receivable from National Institute for Social Security” represents the amounts anticipated by the Company on behalf of such governmental institute related to salaries for those employees subject to temporary work force reduction. The increase with respect to 2014 is due advances made by the Company on behalf of the National Institute for Social Security, to workers included in the “Solidarity Agreement”.

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

The “Advances to suppliers” represents principally advance payment for raw materials, services and general expenses.

The “Other” caption primarily includes deposits and certain receivables related to green incentive for photovoltaic investment.

8. Inventories

Inventories are analyzed as follows:

	2015	2014
Leather and other raw materials	48,459	55,344
Goods in process	7,546	9,059
Finished products	23,063	25,810

	79,068	90,213

As of December 31, 2015 inventories decrease by 11,145 with respect to December 31, 2014. The decrease is mainly related to efficiencies obtained in stock management.

As of December 31, 2015 and 2014 the provision for slow moving and obsolete raw materials and finished products included in inventories amounts to 9,065 and 6,799, respectively.

9. Prepaid expenses and accrued income

Prepaid expenses and accrued income are analyzed as follows:

	2015	2014
Accrued income	12	6
Prepayments	1,423	1,306

	1,435	1,312

Prepayments mainly include the rent advance payment on factory buildings.

10. Property, plant and equipment and accumulated depreciation

Fixed assets are listed below together with accumulated depreciation.

	Cost or	Accumulated	Net book	Annual rate of
2015	valuation	depreciation	value	depreciation
Land and industrial buildings	168,116	(75,653)	92,463	0 – 10%
Machinery and equipment	121,879	(102,910)	18,969	10 – 25%
Office furniture and equipment	14,811	(14,032)	779	10 – 20%
Retail gallery and store furnishings	32,876	(32,113)	763	25 – 35%
Transportation equipment	4,175	(3,790)	385	20 – 25%
Leasehold improvements	19,092	(11,602)	7,490	10 – 20%
Construction in progress	251	—	251	—

Total	361,200	(240,100)	121,100

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

2014	Cost or valuation	Accumulated depreciation	Net Book value	Annual rate of depreciation
Land and industrial buildings	166,914	(70,181)	96,733	0 – 10%
Machinery and equipment	122,694	(100,137)	22,557	10 – 25%
Office furniture and equipment	14,726	(13,392)	1,334	10 – 20%
Retail gallery and store furnishings	31,935	(30,756)	1,179	25 – 35%
Transportation equipment	4,244	(3,825)	419	20 – 25%
Leasehold improvements	18,167	(10,140)	8,027	10 – 20%
Construction in progress	533	—	533	—

Total	359,213	(228,431)	130,782

The following table shows the Long lived assets down by country:

	2015	2014
Italy	70,011	75,458
Romania	16,366	17,477
United States of America	15,325	14,247
China	10,394	11,767
Brazil	8,576	11,152
Spain	185	210
UK	110	160
Other countries	133	311

Total	121,100	130,782

As shown in the table above, long lived assets for the Group decrease by 9,682 against 2014, mainly for the impact of the prosecution of the depreciation process.

In 2015 the Company performed an impairment review of its fixed assets.

For assets in use, the Company determined the fair value using the Undiscounted and Discounted Cash Flow, at the lowest level for which identifiable cash flows are independent of other cash flows, and compared it with the carrying value of its fixed assets. Cash flow projections were derived from the Business Plan 2014-2016, adopted by the Board of Directors on 2014, as updated on February 2016 by management for the period 2017-2020 to reflect the roll-forward of the Plan in the next years.

For assets not in use/to be disposed of, the fair value was estimated through third-party independent external appraisals. As for the asset located in Pojuca, following a sale purchase agreement signed in the first months of 2015 with a third party, and the total collection of the sale price, occurred in 2016, the Company has reversed a portion of the impairment loss recorded in previous years, for an amount of 801.

As a result of the impairment tests performed, no impairment losses emerged.

In 2014, the Company performed an impairment review of its fixed assets and an impairment loss totaling 1,160 was recorded (414 as “land and industrial buildings”, 746 as “retail gallery and store furnishing”).

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

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

For assets not in use/to be disposed of, the fair value was estimated through third-party independent external appraisals, and, for some specific assets (Pojuca plant) through the most recent market value determined on the basis of the sale purchase agreement stipulated in the first months of 2015 mentioned above.

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

In Brazil the Company in order to improve its worldwide manufacturing efficiency, in 2008 decided to close and try to sell one of the two Brazilian manufacturing plants located in Pojuca—State of Bahia. This decision was formally confirmed in 2010 with a Board of Director’s resolution. The plant was classified as property, plant and equipment since the sale was deemed unlikely to happen in the short term. Impairment tests were performed from 2008 on, based on third-party independent appraisals, which resulted in the recording of an impairment loss of 2,911 in 2008 and an additional impairment loss of 1,036 in 2011. No impairment loss emerged in 2012.

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

As of December 31, 2014, a new impairment test has been performed for the Pojuca plant (not in use) and Simoes Filho plant (currently in use). The impairment test has been based on new third-party external appraisals that determined the carrying values of these plants do not exceed the fair value less cost to sell for each of the plant considered. Also, during 2014, negotiations started with a third party for the sale of the Pojuca plant. In particular, in July 2014 a rental agreement with a sale promise clause was signed, followed by a sale/purchase agreement signed in the first months of 2015, in which the agreed sale price was higher than the carrying value of the plant as of December 31, 2014. For the reported considerations, no additional impairment loss was recorded in 2014.

As of December 31, 2015, an impairment test has been performed on the Simoes Filho plant (currently in use), on the basis of a third-party external appraisal, that confirmed the full recoverability of the carrying value of the plant, as compared to its fair value. As for the Pojuca plant, following the sale/purchase agreement signed in the first months of 2015, up to December 31, 2015 the Company collected nearly all the total agreed sale price. The remainder was collected in January 2016. Since the formal transfer of

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

property in the registers has not yet occurred, in the financial statements as of December 31, 2015 the Company has maintained the classification of the plant among long-lived assets plant, but in consideration of the total collection of the sale price, has decided to reverse a portion of the impairment loss recorded in previous years, for an amount of 801. As of December 31, 2015 the carrying value of the plant not in use (Pojuca) equals therefore the sale price, for an amount of 3,780.

In Italy, the Company in 2008 decided to close and market for sale some industrial buildings mainly utilized as warehouses and located in the cities of Altamura and Matera nearby the Group’s headquarters in Santeramo in Colle. As a result of this decision the Company performed an impairment analysis and recorded an impairment loss of 1,792.

As of December 31, 2013, as a consequence of the reorganization process of the Group that resulted in the agreement entered into with government Ministries, regions and trade unions on October 10, 2013, two other plants (Ginosa and Matera—La Martella) were idled and considered not to be used in the near term. As a consequence, at year-end, after recording the depreciation charge for the year, the Company performed an impairment analysis estimating the fair value of all industrial buildings not in use on the basis of observable market transactions involving sales of comparable buildings and third party independent appraisals. Based on these third-party independent appraisals, the Company recorded an impairment loss of 404.

As of December 31, 2014, new third-party external appraisals were requested for the review of the fair market value of plants not in use. For some plants, the appraisals resulted in a carrying value higher than the fair value, for an amount of 357, which the Company recorded as impairment loss.

As of December 31, 2015, the third-party expert that had prepared the appraisals used in the preparation of 2014 financial statements reconfirmed the fair value of plants not in use as resulting from those appraisals. The carrying value of these plants is however lower than the assessed fair value, therefore no impairment losses have resulted.

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

During 2014, an impairment test was performed on plants being used and assets pertaining to the Italian retail business unit, in consideration of the history of losses over the past few years. The recoverable amount was determined as value in use, using the Discounted Cash Flow method, derived from the original Business Plan 2014-2016 as updated for the upcoming years. No impairment loss was recorded as a result of the test performed.

As of December 31, 2015, a new impairment test has been performed on plants being used and assets pertaining to the Italian retail business unit, in consideration of the history of losses reported in previous years and the still negative result for the year. The recoverable amount has been determined as value in use, using the Discounted Cash Flow method, derived from the new Business Plan 2017-2020, going to be finalized, which guidelines have been illustrated to the Board of Directors in February 2016. No impairment loss has been recorded as a result of the test performed.

In China, an impairment test was performed in 2014 on the Chinese plant, in consideration of the loss for the year. In particular, the delays in the implementation of the new manufacturing process (“moving line”) caused a decline in revenues and an increase in

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

production costs, for the higher need of external labor in order to face the market demand. The recoverable amount was determined as value in use, using the Discounted Cash Flow method, derived from the Business Plan as updated for the upcoming years. No impairment loss was recorded as a result of the test performed.

As of December 31, 2015, a new impairment test has been performed, in consideration of the still negative result for the year. The recoverable amount has been determined as value in use, using the Discounted Cash Flow method, derived from the new Business Plan 2017-2020, going to be finalized, which guidelines have been illustrated to the Board of Directors in February 2016. No impairment loss has been recorded as a result of the test performed.

In Spain, in 2013, an additional impairment test was performed for the retail long-lived assets (equipment and retail gallery and store furnishing) as a consequence of the reported losses of stores and galleries over the past few years. The recoverable amount was determined as value in use, using the Discounted Cash Flow method, derived from the Business Plan 2014-2016, as adopted by the Board of Directors on February 28, 2014. The impairment test resulted in the recording of an impairment loss of 482.

In the UK, in 2013, asset write-offs were recorded for some stores that were closed during 2013. The total asset write-offs were 246.

As of December 31, 2014 the Company performed an impairment test for the retail long-lived assets (equipment and retail gallery and store furnishing) as a consequence of the reported losses of stores and galleries over the past few years. The recoverable amount was determined as value in use, using the Discounted Cash Flow method, derived from the original Business Plan 2014-2016 as updated for the upcoming years. The impairment test resulted in the recording of an impairment loss of 649.

In Other European countries (mainly Germany), in 2013 an impairment test was performed for the retail long-lived assets due to the negative track record of economic results, and an impairment loss of 782 was recorded. Also in this case, the recoverable amount was determined as value in use, using the Discounted Cash Flow method, derived from the Business Plan 2014-2016, as adopted by the Board of Directors on February 28, 2014.

In the other countries (Romania, United States of America), no impairment indicators arose in the current year, thanks to the positive track record of operating results.

11. Intangible assets

Intangible assets consist of the following, together with accumulated amortization:

	Gross carrying	Accumulated	Net book
2015	amount	amortization	value
Software	27,217	(25,211)	2,006
Trademarks, patents and other	15,081	(13,682)	1,399

Total	42,298	(38,893)	3,405

	Gross carrying	Accumulated	Net book
2014	amount	amortization	Value
Software	26,444	(23,928)	2,516
Trademarks, patents and other	14,889	(12,997)	1,892

Total	41,333	(36,925)	4,408

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

During 2013, the Company included in “Trademarks, patents and other” the advertisement costs related to the launch of its new armchair, Re-vive, for an amount of 1,225. At December 31, 2015 these advertisement costs amount to 612, net of the depreciation charge for the year.

Impairment tests have been performed on these costs both in 2014 and in 2015. The recoverable amount has been determined as value in use, using the Discounted Cash Flow method, derived, for 2014, from the original Business Plan 2014-2016, adopted by the Board of Directors on February 28, 2014 as updated for the upcoming years, and, for 2015, from new the Business Plan 2017-2020, going to be finalized, which guidelines have been illustrated to the Board of Directors in February 2016. No impairment loss has been recorded.

Amortization expense recorded for these assets was 1,953, 2,515 and 3,212 for the years ended December 31, 2015, 2014 and 2013, respectively. Estimated amortization expense for the next five years is 1,940 in 2016, 1,286 in 2017, 109 in 2018, 26 in 2019, 12 in 2020 and nil in 2020.

12. Goodwill

At December 31, 2015 and 2014 the net book value of goodwill may be analyzed as follows:

	2015	2014
Gross amount	9,136	9,136
Less accumulated amortization	(9,136)	(9,136)

Total, net	—	—

The changes in the carrying amount of goodwill for the year ended December 31, 2015, 2014 and 2013 are as follows:

	2015	2014	2013
Balance, beginning of year	—	—	81
Increase for new acquisition	—	—	—
(Reductions for amortization)	—	—	(81)

Balance, end of year	—	—	—

During 2013, the depreciation process of Goodwill, related to a small operating unit named “Italian retail owned stores”, was completed and, as a consequence, its net book value is nil and aligned with the US GAAP where the original carrying value was already written-off. See Note 31.

13. Investment in affiliates

At December 31, 2015 investments in affiliates included the 49% interest in Salena S.r.l., which carrying value was totally impaired in 2014, in consideration of some legal disputes among shareholders.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

14. Other non-current assets

Other non-current assets consist of the following:

	2015	2014
Security deposits	781	900
Receivable from extraordinary disposal	1,139	1,328

Total	1,920	2,228

The receivable from extraordinary disposal is related to the long-term portion of the receivable deriving from the sale to a third-party of the branch connected to security and doorkeeping services, occurred in 2014. The collection of this receivable will start from December 2016.

15. Bank overdrafts

Bank overdrafts consist of the following:

	2015	2014
Bank overdrafts	18,981	20,708

Bank overdrafts are payable on demand and only relate to Italian entities. The weighted average interest rates on the above overdrafts at December 31, 2015 and 2014 are as follows:

	2015	2014
Bank overdrafts	4.30%	4.50%

Letters of credit available to the Group amounted to 97,167 and 46,899 at December 31, 2015 and 2014, respectively. The unused portion of these facilities, for which no commitment fees are due, amounted to 29,136 and 253 at December 31, 2015 and 2014, respectively.

16. Accounts payable-trade

Accounts payable-trade totaling 58,913 and 75,233 at December 31, 2015 and 2014, respectively, represent principally amounts payable for purchases of goods and services in Italy and abroad, and include 16,341 and 25,286 at December 31, 2015 and 2014, respectively, denominated in foreign currencies.

17. Accounts payable-other

Accounts payable-other are analyzed as follows:

	2015	2014
Provision for warranties	4,923	6,575
Advances from customers	11,032	7,458
Cooperative advertising and quantity discount	2,112	5,525
Withholding taxes on payroll and on others	2,330	2,122
Other accounts payable	7,379	8,032

Total	27,776	29,712

“Other accounts payable” represents principally VAT payable.

The following table provides the movements in the “Provision for warranties”:

	2015	2014	2013
Balance, beginning of year	6,575	6,335	5,804
Charges to profit and loss	2,550	2,051	2,492
Reductions for utilization	(4,202)	(1,811)	(1,961)

Balance, end of year	4,923	6,575	6,335

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

18. Taxes on income

Italian companies are subject to two enacted income taxes at the following rates:

	2015	2014	2013
IRES (state tax)	27.50%	27.50%	27.50%
IRAP (regional tax)	4.82%	4.82%	4.82%

IRES is a state tax and is calculated on the taxable income determined on the income before taxes modified to reflect all temporary and permanent differences regulated by the tax law. The enacted IRES tax rate for 2015, 2014 and 2013 is 27.50% of taxable income. The 2016 budget law (Law n. 208 of 28 December 2015) was passed by the Italian Parliament on December, 22 2015 with significant changes relating to Italy’s corporate income tax. In fact, the Italian tax rate has been reduced from 27.5% to 24% starting from 2017, whereas it will remain 27.5% in 2016.

IRAP is a regional tax and each Italian region has the power to increase the current rate of 3.90% by a maximum of 0.92%. In general, the taxable base of IRAP is a form of gross profit determined as the difference between gross revenues (excluding interest and dividend income) and direct production costs (excluding interest expense and other financial costs). The enacted IRAP tax rate due in Puglia region for 2015, 2014 and 2013 is 4.82% (3.90% plus 0.92%). Total income taxes for the years ended December 31, 2015, 2014 and 2013 are allocated as follows:

	2015	2014	2013
Current:
- Domestic	(106)	(1,175)	(1,212)
- Foreign	(459)	(796)	(2,835)

Total (a)	(566)	(1,971)	(4,047)

Deferred:
- Domestic		—	—
- Foreign	(6)	162	(89)

Total (b)	(6)	162	(89)

Total (a+b)	(572)	(1,809)	(4,136)

The tax reduction is determined by a lower 2015 IRAP provision according to the 2015 Italian Financial Law which settled the deductibility of personnel expenses from the IRAP tax basis unlike 2014.

Certain foreign subsidiaries enjoy significant tax benefits, such as corporate income tax exemptions or reductions of the corporate income tax rates effectively applicable. The tax reconciliation table reported below shows the effect of such “tax exempt income” on the Group’s 2015, 2014 and 2013 income tax charge.

Consolidated “Net income/(loss) before income taxes and non-controlling interest” of the consolidated statement of operations for the year ended December 31, 2015, 2014 and 2013, is analyzed as follows:

	2015	2014	2013
Domestic	(11,210)	(28,062)	(60,085)
(l) Foreign	(4,670)	(19,469)	(4,144)

(m) Total	(15,880)	(47,531)	(64,229)

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The effective income taxes differ from the expected income tax expense (computed by applying the IRES state tax, which is 27.5% for 2015, 2014 and 2013, to income before income taxes and non-controlling interest) as follows:

	2015	2014	2013
Expected tax benefit at statutory tax rates	4,228	13,070	17,663
Effects of:
-Tax exempt income	1,041	3,570	1,450
- Aggregate effect of different tax rates in foreign jurisdictions	709	(587)	1,311
- Italian regional tax	(106)	(1,150)	(1,212)
- Expiration and write off tax loss carry-forwards		—	(3,101)
- Non-deductible expenses	(7,745)	(3,113)	(3,250)
- Provisions for contingent liabilities		—	—
- Depreciation and impairment of goodwill		—	(5)
- Effect of net change in valuation allowance established against deferred tax assets	1,301	(13,600)	(16,992)
- Tax effect of unremitted earnings		—	—

Actual tax charge	(572)	(1,809)	(4,136)

The effective income tax rates for the years ended December 31, 2015, 2014 and 2013 were 3.60%, 3.81%, and 6.44%, respectively.

The related Income tax debt recorded for the years ended December 31, 2015 and 2014 is 740 and 1,072, respectively.

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities at December 31, 2015 and 2014 are presented below:

	2015	2014
Deferred tax assets:
Tax loss carry-forwards	87,966	96,026
Provision for warranties	1,430	1,993
Allowance for doubtful accounts	2,328	2,277
Unrealized net losses on foreign exchange	449	2,514
Impairment of long-lived assets	1,504	2,639
One-time termination benefits	2,968	3,094
Inventory obsolescence	2,199	1,685
Goodwill and intangible assets	1,124	1,358
Intercompany profit on inventory	1,244	1,210
Provision for contingent liabilities	2,063	2,092
Provision for sales representatives	340	354

Total gross deferred tax assets	103,615	115,242
Less valuation allowance	(102,722)	(112,372)
Net deferred tax assets (a)	893	2,870

	2015	2014
Deferred tax liabilities:
Unrealized net gains on foreign exchange	(257)	(2,239)
Unremitted earnings of subsidiaries	(120)	(137)
With tax on unremitted earnings of subsidiaries	(1,000)	(1,000)
Government Grants	—	—
Other temporary differences	—	—

Total deferred tax liabilities (b)	(1,377)	(3,376)

Net deferred tax assets (a + b)	(484)	(506)

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The deferred taxes reported above have been calculated considering the tax rate reduction from 27.5% to 24% approved by the Italian Parliament and starting from 2017. Therefore, the tax rate applied to calculate each of that Italian deferred tax assets and liabilities has been set considering the estimated period in which each of the related temporary differences will be reversed.

A valuation allowance has been established for most of the deductible tax temporary differences and tax loss carry-forwards.

Net deferred tax assets not provided for are mainly related to provisions for contingent liabilities and unrealized net losses on foreign exchange recorded by Natuzzi China Ltd, Natuzzi Russia and Italsofa Romania, for which a valuation allowance has not been recorded in consideration of the positive economic result of the subsidiaries.

The valuation allowance for deferred tax assets as of December 31, 2015 and 2014 was 102,722 and 112,372, respectively. The net change in the total valuation allowance for the years ended December 31, 2015 and 2014 was a decrease of 9,650 and an increase of 13,600, respectively. In assessing the reliability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and the tax loss carry-forwards are utilized. The increase of the 2015 deferred tax assets is related to some temporary differences of foreign subsidiaries.

Starting from 2013, in Italy, a new tax rule has been adopted for tax losses carry forwards. From 2013 all net losses carried forward no longer expire, with the only limitation being that such loss carryforwards can be utilized to off-set a maximum of 80% of the taxable income in each following year. The new tax rule is applicable also to net losses recorded in previous periods.

Given the cumulative loss position of the Company and of most of the Italian and foreign subsidiaries as of December 31, 2015 and 2014, and despite the new tax rule described above, management has considered the scheduled reversal of deferred tax liabilities and tax planning strategies, in making their assessment. The management after a reasonable analysis as of December 31, 2015 and 2014 has not identified any relevant tax planning strategies prudent and feasible available to reduce the valuation allowance. Therefore, at December 31, 2015 and 2014 the realization of the deferred tax assets is primarily based on the scheduled reversal of deferred tax liabilities, except in certain historically profitable jurisdictions.

Based upon this analysis, management believes it is not more likely than not that Natuzzi Group will realize the benefits of these deductible differences and net operating losses carry-forwards, net of the existing valuation allowance at December 31, 2015 and 2014.

Net deferred income tax assets are included in the consolidated balance sheets as follows:

2015	Current	Non current	Total
Gross deferred tax assets	4,530	99,085	103,615
(n) Less Valuation allowance	(3,637)	(99,085)	(102,722)

(o) Deferred tax assets	893	—	893
Deferred tax liabilities compensated	(377)	—	(377)

Net deferred tax assets	516	—	516

Deferred tax liabilities	(1,000)	—	(1,000)

Net deferred tax assets (liabilities)			(484)

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

2014	Current	Non current	Total
Gross deferred tax assets	5,881	109,361	115,242
Less Valuation allowance	(3,011)	(109,361)	(112,372)

Deferred tax assets	2,870	—	2,870
Deferred tax liabilities compensated	(2,376)	—	(2,376)

Net deferred tax assets	494	—	494

Deferred tax liabilities	(1,000)	—	(1,000)

Net deferred tax assets (liabilities)			(506)

As of December 31, 2015, taxes that are due on the distribution of the portion of shareholders’ equity equal to unremitted earnings of some of the subsidiaries is 120 and the 10% of the withholding tax has also posted considering that thee unremitted earnings will be distributed as dividends. The Group has provided for such taxes as the likelihood of distribution is probable. As of December 31, 2015 the tax losses carried-forward of the Group total 344,005 and expire as follows:

2016	2,494
2017	3,876
2018	3,688
2019	15,178
2020	5,490
Thereafter	41,083
No expiration	272,196

Total	344,005

19. Salaries, wages and related liabilities

Salaries, wages and related liabilities are analyzed as follows:

	2015	2014
Salaries and wages	2,920	7,034
Social security contributions	6,880	7,104
Vacation accrual	4,231	4,161

Total	14,031	18,299

The decrease in salaries and wages is mainly deriving from the fact that the caption included, as of December 31, 2014, also payables for December 2014 salaries, that were settled in January 2015.

Salaries and wages include by 2,346 incentive payments relate to the unsettled portion of incentives granted to employees further to the agreements signed with social parties in October 2013 (see note 28). In particular, for some employees, payments by installments have been agreed upon, ending in April 2016.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

20. Long-term debt

Long-term debt at December 31, 2015 and 2014 consists of the following:

	2015	2014
6-months Euribor (360) plus a 3.9% spread long-term debt with final payment due August 2019	4,616	5,000
2.25% long-term debt payable in annual equal installments with final payment due May 30, 2015	—	301
3-months Euribor (360) plus a 1.0% spread long-term debt with final payment due August 2015	—	1,946
0.74% long-term debt payable in annual installments with final payment due April 2018	1,547	2,056
3-months Euribor (360) plus a 4% spread long-term debt with final payment due August 2019	5,000	—
6-months Euribor (360) plus a 2.9% spread long-term debt with final payment due December 2020	200	—
6-months Euribor (360) plus a 2.5% spread long-term debt with final payment due August 2017	7,666	—

Total long-term debt	19,029	9,303
Less: (current installments)	(3,397)	(3,141)

Long-term debt, excluding current installments	15,632	6,162

In 2015 the Company obtained a new Long term debt of a nominal amount of 5,000 with installments payable on a monthly basis and with final payments due August 2019. This long term floating-rate debt provides variable installments depending on the 3-months Euribor (360) plus a 4% spread. This loan is assisted by financial covenants, to be measured at year-end, as following indicated:

•	EBITDA >= 3,000

•	Net Financial Position / Net Equity <= 0,25.

As of December 31, 2015 these covenants have been respected. Moreover, one of the Italian subsidiaries obtained a new Long term debt of a nominal amount of 200 with installments payable on a monthly basis and with final payments due December 2020 and interest rate 3-months Euribor (360) plus a 2.9% spread. The loans are guaranteed by a mortgage on some Italian plants for a total amount of 10,300. Another loan of nominal 10,000, withdrawn at year-end 2015 by 7,666, has been obtained by the Romanian subsidiary. The loan is payable on a monthly basis starting from August 2016 and ending in August 2017. The loan is guaranteed by a mortgage on the Romanian plant for an amount of 16,628. In addition, the loan is assisted by financial covenants, to be measured quarterly, as following reported:

•	Cash receipts >= 60% turnover

•	EBITDA margin >= 4.5%

•	Net debt/EBITDA <= 3

•	Debt Service Cover Ratio >= 1.35

At December 31, 2015 these covenants have been respected.

During 2014 and 2015 the Company punctually reimbursed all the installment of the aforementioned long term loans.

Loan maturities after 2016 (Long term debts) are summarized below:

2017	9,304
2018	2,853
2019	1,933
2020	1,042
Thereafter	500

Total	15,632

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

At December 31, 2015 the long-term debt denominated in foreign currency amounts to 7,667 and pertains to the Romanian subsidiary.

Interest expense related to long-term debt for the years ended December 31, 2015, 2014 and 2013 was 535, 152 and 111 respectively. Interest expense is paid with the related installment (quarterly, semi-annual or annual).

21. Other liabilities

Other liabilities consist of:

	2015	2014
Provision for tax and legal proceedings	6,576	7,001
One-time termination benefits	10,158	11,235
Termination indemnities for sales agents	1,223	1,095
Other provisions	1,889	1,840

	19,846	21,215

The Group is involved in a number of certain and probable claims (including tax claims) and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters, after the provision accrued, will not have a material adverse effect on the Group’s consolidated financial position or results of operations. The changes in the balance of “Provision for tax and legal proceedings” for the year ended December 31, 2015, 2014 and 2013 are as follows:

Provision for tax and legal proceedings	2015	2014	2013
Balance, beginning of year	7,001	7,315	8,293
-Increase for new provision	1,153	—	1,433
-(Reductions)	(1,578)	(314)	(2,411)

Balance, end of year	6,576	7,001	7,315

The increase in the provision refers to 432 of potential fiscal liability of the subsidiary Italsofa Nordeste, connected to the conversion to share capital of some liabilities due by the subsidiary to the Company, following a formal shareholders’ resolution dated December 31, 2015. The remaining accrual refers to several minor tax and legal claims mainly pertaining to the Company and the subsidiary Italsofa Nordeste.

The “One-time termination benefits” include the amounts to be paid on the separation date of certain workers and have been determined by the Company based on the current applicable Italian law and regulations for involuntarily termination of employees. In particular, in October 2011 the Italian Ministry of Labor accepted the request made by the Company to access unemployment benefits granted by a special Social Security procedure called “CIGS - Cassa Integrazione Guadagni Straordinaria” (Italian law July, 23 1991 n. 223 e D.M. August 20, 2002 n. 31444) , and admitted the Company to a 24 month layoff period, in order to support the reorganization process.

Before the end of the first lay-off period (October 15, 2013), an agreement was signed between the Company and the Trade Unions by which the Company obtained the extension by one year (October 15, 2014) of the special Social Security procedure called “CIGS - Cassa Integrazione Guadagni Straordinaria”, and the number of redundant workers was estimated at 1,506, with the possibility for maximum 600 workers to adhere to an incentive payments program ending in May 2014. Based on the agreement dated October 10, 2013, the Company, at December 31, 2013 increased by 19,959 the provision accrued in 2011 for one-time termination benefits, coming to a total provision of 24,730 as of December 31, 2013. The accrual of 19,959 was recorded as a non-operating expense, under the line “other income/(expense) net” of the consolidated statement of operations for the year ended December 31, 2013 (see note 28). The provision, calculated by the Company together with its labor consultants, considered (i) the cost of future layoffs, to be paid for those workers not adhering to the incentive payments program (ii) the best estimation of incentive payments to be paid in 2014 (iii) the advance notice remuneration owed to redundant workers in case of termination.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

During 2014, the Company obtained the postponement of the “CIGS - Cassa Integrazione Guadagni Straordinaria” by one additional year (expiring on October 16, 2015) for 1.550 workers. Also, in 2014, negotiations started with social parties to obtain a Solidarity agreement aimed to avoid layoffs by reducing the number of daily work hours for all employees and reduce labor and social contribution costs. The agreement was finally signed on March 3, 2015 and referred to a total number of 1,818 workers, net of the 429 workers that left the Company further to the acceptance of incentive payments. Remaining redundant employees amounted to 516, to be managed through possible reabsorptions at the Ginosa site and at newcos going to be established, together with further incentive payment programs to be launched. Based on the estimation of the redundancy as of December 31, 2014, no accrual was posted to the one-time termination benefit provision since the Company estimated, together with its labor consultant, that the remaining provision was sufficient enough to cover the cost of future layoffs and/or incentive payments to be agreed upon.

During 2015, 100 workers, originally employed at the Ginosa plant, have been re-employed at the Jesce, Matera and Laterza plants. As for the remaining redundancy, on July 28, 2015 a new incentive payment program has been launched, with ultimate deadline finally set on June 30, 2016. Afterwards, on October 14, 2015 the Company has obtained the postponement of the “CIGS - Cassa Integrazione Guadagni Straordinaria” program by one additional year (expiring on October 16, 2016) for a number of 424 workers. As of December 31, 2015, 65 workers have adhered to the new incentive payment program. Based on these elements, the remaining estimated redundancy is 359 workers. Out of this number, 100 workers are likely to accept incentives by June 30, 2016. In order to avoid layoffs, the Company is actively trying to place additional 100 redundant workers, granting incentives to local firms available to hire Natuzzi workers currently benefiting of the CIGS. Also, for the remaining 159 workers, the Company is evaluating to make use of the non-opposed mobility, so to save on indemnities to be paid at the time of the termination of the work contract. Given this scenario, the Company, together with its labor consultant, has increased the provision for one-time termination benefits by 3,425. The provision, calculated by the Company together with its labor consultants, considered (i) the cost of future layoffs, to be paid for those workers not adhering to the incentive payments program (ii) the best estimation of incentive payments to be paid in 2016 (iii) the advance notice remuneration owed to redundant workers in case of termination.

One time termination benefit	2015	2014	2013
Balance, beginning of year	11,235	24,730	6,135
-Increase for new provision	3,425	—	19,959
-(Utilization for settlements)	(4,502)	(13,495)	(1,364)

Balance, end of year	10,158	11,235	24,730

During 2015, 2014 and 2013, the Company granted one-time termination benefits of 4,502, 13,495 and 1,364 respectively, to the workers terminated pursuant to individual agreements reached during each year.

22. Shareholders’ equity

The share capital is owned, as of December 31, as follows:

	2015	2014
Mr. Pasquale Natuzzi*	56.5%	55.1%
Mrs. Anna Maria Natuzzi	2.6%	2.6%
Mrs. Annunziata Natuzzi	2.5%	2.5%
Other investors	38.4%	39.8%

	100%	100%

*	through Invest 2003 S.r.l.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The number of ordinary shares issued at December 31, 2015 and 2014 is 54,853,045. The par value of one ordinary share is euro 1.

An analysis of the “Reserves” is as follows:

	2015	2014
Legal reserve	3,203	11,199
Monetary revaluation reserve	—	1,344
Government capital grants reserve	—	27,871
Majority shareholder capital contribution	488	488

Total	3,691	40,902

Italian law requires that 5% of net income of the parent company is retained as a legal reserve, until this reserve is 20% of the issued share capital of each respective company. The legal reserve may be utilized to offset losses; any portion which exceeds 20% of the issued share capital is distributable as dividends. The legal reserve totaled 3,203 and 11,199 at December 31, 2015 and 2014, partially utilized in 2015 to offset the loss recorded by the parent company.

During 2015, the monetary revaluation reserve and the government capital grants reserve were totally used to offset of the loss for 2014 recorded by the parent company.

The translation adjustment for 2015 included in retained earnings of shareholders’ equity related to translation of the Group’s foreign assets and liabilities at December 31, 2015 was a credit of 7,803 (credit of 4,385 at December 31, 2014).

Non-controlling interest—Non-controlling interest shown in the accompanying consolidated balance sheet at December 31, 2015 is 3,234 (3,001 at December 31, 2014). The variation includes the effect of the exchange difference on group’s foreign financial statements.

23. Commitments and contingent liabilities

Several companies of the Group lease manufacturing facilities and stores under non-cancellable lease agreements with expiry dates through 2023. Rental expense recorded for the years ended December 31, 2015, 2014 and 2013 was 16,574, 15,933 and 17,602, respectively. As of December 31, 2015, the minimum annual rental commitments are as follows:

2016	12,430
2017	12,170
2018	12,238
2019	11,887
2020	11,889
Thereafter	12,956

Total	73,572

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Certain banks have provided guarantees at December 31, 2015 to secure payments to third parties amounting to 2,716 (788 at December 31, 2014). These guarantees are unsecured and have various maturities extending through December 31, 2016.

Following the “defensive” job-security agreement signed with social parties on March 3, 2015, and the subsequent incentive payment program launched on July 28, 2015, redundant employees have been estimated to be 359, to be managed through replacement to local firms, use of incentives and non-opposed mobility. At the end of the program, lasting 24 months, the Company will therefore provide the remaining redundant employees with notice of formal termination.

24. Segmental and geographical information

The Group operates in two operating segments, “Natuzzi brand” and “Softaly/Private label”. The Natuzzi brand segment includes net sales from the “Natuzzi Italia”, “Natuzzi Re-vive” and “Natuzzi Editions” product lines. Segment disclosure is rendered by aggregating the operating segments into one reporting segment, that is the design, manufacture and marketing of contemporary and traditional leather and fabric upholstered furniture. It offers a wide range of upholstered furniture for sale, manufactured in production facilities located in Italy and abroad (Romania, Brazil and China).

Net sales of upholstered furniture analyzed by coverings are as follows:

Sales of upholstered furniture	2015	2014	2013
Upholstered furniture—Leather	400,272	374,418	382,237
Upholstered furniture—Fabric	36,750	34,702	20,621

Subtotal	437,022	409,120	402,858

Other sales	51,454	52,280	46,251

Total	488,476	461,400	449,109

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

Sales of upholstered furniture	2015	2014	2013
United States of America	127,885	114,007	102,525
Italy	39,081	35,997	31,022
England	52,666	37,524	30,667
Canada	33,874	37,868	40,189
France	12,524	16,126	20,085
Spain	13,216	12,525	12,292
Belgium	8,958	10,244	11,645
Germany	11,363	13,279	16,247
Brazil	9,469	10,747	8,548
Australia	9,371	9,694	10,469
China	26,121	21,626	18,330
Other countries (none greater than 2%)	92,494	89,483	100,839

Total	437,022	409,120	402,858

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

In addition, the Group also sells minor volumes of excess polyurethane foam, leather by-products and certain pieces of furniture (coffee tables, lamps and rugs) which, for 2015, 2014 and 2013 totaled 47,548, 59,439 and 46,251, respectively.

25. Cost of sales

Cost of sales is analyzed as follows:

	2015	2014	2013
Opening inventories	90,213	78,991	82,269
Purchases	203,090	216,047	195,302
Labor	74,763	81,791	78,695
Third party manufacturers	10,807	16,325	11,129
Other manufacturing costs	30,744	30,232	28,895
Closing inventories	(79,068)	(90,213)	(78,991)

Total	330,549	333,173	317,299

The line item “Other manufacturing costs” includes the depreciation expenses of property plant equipment used in the production of finished goods. This depreciation expense amounted to 9,907, 9,677 and 10,283 for the years ended December 31, 2015, 2014 and 2013, respectively.

26. Selling expenses

Selling expenses is analyzed as follows:

	2015	2014	2013
Salaries (commercial)	20,526	21,229	20,588
Fairs	2,711	2,965	3,699
Commissions	10,022	9,109	9,002
Freight	42,319	40,258	38,470
Promotion	876	1,583	1,129
Advertising	16,724	17,943	16,152
Depreciations (commercial)	1,716	1,908	2,761
Product repairs	7,086	6,024	3,922
Samples	1,448	1,151	1,039
Credit insurance cost	574	575	613
Bad debts	1,842	536	3,546
Other commercial insurance cost	582	623	539
Other Freight costs	11,205	8,010	7,155
Rent (commercial)	11,196	11,876	13,648
Consultancy (Commercial)	941	1,032	404
Utilities (commercial)	2,065	2,076	2,178
Other (commercial)	1,607	1,984	1,789

Total	133,440	128,882	126,634

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

27. General and administrative expenses

General and administrative expenses is analyzed as follows:

	2015	2014	2013
Salaries	16,047	18,410	18,535
Consultancy	3,505	4,133	3,677
Electronic data processing	106	111	124
Mail & Phone	933	1,044	1,000
Other	2,491	1,729	1,996
Printing & Stationery	455	580	572
Depreciations	2,105	2,656	3,518
Travel expenses	2,512	3,238	3,945
Cars cost	715	1,119	1,171
Directors and auditors—fees	679	647	592
Non deductibles and indirect taxes	2,568	2,636	2,375

	32,116	36,303	37,505

28. Other income /(expense), net

Other income/(expense), net is analyzed as follows:

	2015	2014	2013
Interest income	696	952	1,348
(Interest expense and bank commissions)	(3,986)	(2,815)	(1,895)

Interest income/(expense), net	(3,290)	(1,863)	(547)
Gains (losses) on foreign exchange, net	(964)	(2,158)	(3,305)
Unrealized exchange gain (losses) on derivative instruments, net	(94)	(271)	519
Other, net	(3,903)	(6,281)	(28,567)

Total	(8,251)	(10,573)	(31,900)

“Gains (losses) on foreign exchange, net” are related to the following:

	2015	2014	2013
Net realized gains (losses) on derivative instruments	120	(282)	2,150
Net realized gains (losses) on accounts receivable and payable	(12,284)	(288)	(2,574)
Net unrealized gains (losses) on accounts receivable and payable	11,200	(1,588)	(2,881)

Total	(964)	(2,158)	(3,305)

“Other, net” are related to the following:

	2015	2014	2013
Impairment (losses)/reverse of long-lived assets and non-current investments	801	(2,590)	(8,550)
Provisions for contingent liabilities	(1,153)	—	(1,433)
One-time termination benefits	(3,425)	(844)	(19,959)
Profit from extraordinary disposal	—	1,564	—
Chinese relocation compensation	—	—	8,738
Expenses for the Chinese relocation	—	—	(857)
Write-off of fixed assets	—	—	(359)
Other, net	(126)	(4,411)	(6,147)

Total	(3,903)	(6,281)	(28,567)

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Provisions for contingent liabilities—The Company has charged to other income (expense), net in 2015, 2014 and 2013 the amount of 1,153, nil and 1,433, respectively, for the estimated probable liabilities related to some claims (including tax claims) and legal actions in which it is involved.

As of December 31, 2015, the accrual of 1,153 is primarily composed of legal contingencies that arose from employees and suppliers of the parent Company by 320 and tax and legal contingencies related to the subsidiary Italsofa Nordeste for 833.

As of December 31, 2014, no additional accruals were recorded.

As of December 31, 2013 the amount of the accrual for contingent liabilities, totaling 1,433, was related to several minor claims and legal actions arising in the ordinary course of business mainly referred to the parent Company.

Impairment losses of long-lived assets and non-current investments—Following the sale purchase agreement signed in the first months of 2015 with a third party for the sale of the Pojuca plant not in use, and the total collection of the sale price, which occurred in 2016, the Company has reversed a portion of the impairment loss recorded in previous years, for an amount of 801.

In 2014 the Company performed an impairment review of its production and retail long-lived assets, and an impairment loss of 1,160 was recorded (414 of “lands and industrial buildings”, 746 as “retail gallery and store furnishings”). Also, at December 31, 2014, the Company has totally impaired the investment in the affiliate Salena S.r.l., in consideration of some legal disputes among shareholders for an amount of 1,430.

In 2013 the Company performed an impairment review of its production and retail long-lived assets and an impairment loss totaling 8,550 was recorded (2,153 as retail assets, 404 as long-lived assets not in use in Italy, and 5,993 as the airplane).

One-time termination benefits – In October 2011 the Italian Ministry of Labor accepted the request made by the Company to access unemployment benefits granted by a special Social Security procedure called “CIGS—Cassa Integrazione Guadagni Straordinaria” (Italian law July, 23 1991 n. 223 e D.M. August 20, 2002 n. 31444) , and admitted the Company to a 24 month layoff period, in order to support the reorganization process.

Before the end of the first lay-off period (October 15, 2013), an agreement was signed between the Company and the Trade Unions by which the Company obtained the extension by one year (October 15, 2014) of the special Social Security procedure called “CIGS—Cassa Integrazione Guadagni Straordinaria”, and the number of redundant workers was estimated at 1,506, with the possibility for maximum 600 workers to adhere to an incentive payments program ending in May 2014. Based on the agreement dated October 10, 2013, the Company, at December 31, 2013 increased by 19,959 the provision accrued in 2011 for one-time termination benefits, coming to a total provision of 24,730 as of December 31, 2013. The accrual of 19,959 was recorded as a non-operating expense, under the line “other income/(expense) net” of the consolidated statement of operations for the year ended December 31, 2013. The provision, calculated by the Company together with its labor consultants, considered (i) the cost of future layoffs, to be paid for those workers not adhering to the incentive payments program (ii) the best estimation of incentive payments to be paid in 2014 (iii) the advance notice remuneration owed to redundant workers in case of termination.

During 2014, the Company obtained the postponement of the “CIGS—Cassa Integrazione Guadagni Straordinaria” by one additional year (expiring on October 16, 2015) for 1.550 workers. Also, in 2014, negotiations started with social parties to obtain a Solidarity agreement aimed to avoid layoffs by reducing the number of daily work hours for all employees and reduce labor and social contribution costs. The agreement was finally signed on March 3, 2015 and referred to a total number of 1,818 workers, net of the 429 workers that left the Company further to the acceptance of incentive payments. Remaining redundant employees amounted to

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

516, to be managed through possible reabsorptions at the Ginosa site and at newcos going to be established, together with further incentive payment programs. Based on the estimation of the redundancy as of December 31, 2014, no accrual was posted to the one-time termination benefit provision since the Company estimated, together with its labor consultant, that the remaining provision was sufficient enough to cover the cost of future layoffs and/or incentive payments to be agreed upon. The cost of 844 included in the line “other income/(expense), net” was related to the termination benefits recognized to laid-off employees of the subsidiaries Natco and Impe, for which no provision was accounted for in previous years.

During 2015, 100 workers, originally employed at the Ginosa plant, were re-employed at the Santeramo Jesce, Matera and Laterza plants. As for the remaining redundancy, on July 28, 2015 a new incentive payment program has been launched, with an ultimate deadline finally set for June 30, 2016. Afterwards, on October 14, 2015 the Company obtained the postponement of the “CIGS—Cassa Integrazione Guadagni Straordinaria” program by one additional year (expiring on October 16, 2016) for 424 workers. As of December 31, 2015, 65 workers have adhered to the new incentive payment program. Based on these elements, the remaining estimated redundancy is 359 workers. Out of this number, 100 workers are likely to accept incentives by June 30, 2016. In order to avoid layoffs, the Company is actively trying to place an additional 100 redundant workers, granting incentives to local firms available to hire Natuzzi workers currently benefiting of the CIGS. Also, for the remaining 159 workers, the Company is evaluating to make use of the non-opposed mobility, so to save on indemnities to be paid at the time of the termination of the work contract. Given this scenario, the Company, together with its labor consultant, has increased the provision for one-time termination benefits by 3,425. The accrual of 3,425 was recorded as a non-operating expense, under the line “other income/(expense) net” of the consolidated statement of operations for the year ended December 31, 2015. The provision, calculated by the Company together with its labor consultants, considered (i) the cost of future layoffs, to be paid for those workers not adhering to the incentive payments program, (ii) the best estimation of incentive payments to be paid in 2015 and (iii) the advance notice remuneration owed to redundant workers in case of termination.

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

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Write off of fixed assets—The write off of fixed assets includes the net book value of those fixed assets that refer mainly to damaged items and that were no longer in conformity with the production quality standards, together with assets pertaining to stores that were closed. As of December 31, 2013 the write offs of fixed assets amount to 359. No write-off was recorded for 2014 and 2015.

Other, net – Other, net include as of December 31, 2015 mainly bonus adjustments received by the parent Company. As of December 31, 2014, the caption included extraordinary expenses incurred by Chinese subsidiaries of 2.1 million and the cumulated depreciation on assets temporary not in use (i.e. some of the Italian plants), for which depreciation had been suspended in previous years and which had to be recorded following the adoption of the new accounting principles, effective for financial statements closed at December 31, 2014. The amount of the accumulated depreciation is 694. As of December 31, 2013, the caption included 2,278 of partial write-off of some government grants receivables following a revision of the original grant decree, and 1,693 of extraordinary costs related to the restructuring of the Group.

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

The Group is exposed to credit risk in the event that the counterparties to the domestic currency swaps and zero cost collars fail to perform according to the terms of the contracts. The contract amounts of the domestic currency swaps and zero cost collars described below do not represent amounts exchanged by the parties and, thus, are not a measure of the exposure of the Group through its use of those financial instruments. The amounts exchanged are calculated on the basis of the contract amounts and the terms of the financial instruments, which relate primarily to exchange rates. The immediate credit risk of the Group’s domestic currency swaps is represented by the unrealized gains or losses on the contracts. Management of the Group enters into contracts with creditworthy counter-parties and believes the risk of material loss from such credit risk to be remote. The table below summarizes in euro equivalent the contractual amounts of forward exchange contracts and zero cost collars used to hedge principally future cash flows from accounts receivable and sales orders at December 31, 2015 and 2014:

	2015	2014
U.S. dollars	15,523	9,178
Euro	9,818	9,896
Canadian dollars	7,777	11,519
Danish kroner	624	0
British pounds	15,159	9,512
Australian dollars	2,558	2,103
Swedish kroner	396	387
Japanese yen	2,038	2,099

Total	53,892	44,694

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

	2015		2014
	Contract amount	Unrealized gains (losses)	Contract amount	Unrealized gains (losses)
Assets	20,734	199	11,212	312
Liabilities	33,158	(293)	33,482	(583)

Total	53,892	(94)	44,694	(271)

At December 31, 2015 and 2014, the exchange derivative instruments contracts had a net unrealized income (expense), of (94) and (271), respectively. These amounts are recorded in other income (expense), net in the consolidated statements of operations (see note 28).

Unrealized gains (losses) on forward exchange contracts are determined by using quoted prices in active markets for similar forward exchange contracts.

Refer to note 3(c) for the Group’s accounting policy on forward exchange contracts and zero cost collars.

30. Fair value of financial instruments

The following table summarizes the carrying value and the estimated fair value of the Group’s financial instruments:

	2015		2014
	Carrying value	Fair value	Carrying value	Fair value
Assets:
-Marketable debts securities	5	5	4	4
- Derivative instruments	199	199	312	312
Liabilities:
-Long-term debt	19,029	17,014	9,303	8,852
- Derivative instruments	(293)	(293)	(583)	(583)

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

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The calculation of net loss and shareholders’ equity in conformity with US GAAP is as follows:

Reconciliation of net loss:

	2015	2014	2013
Net loss attributable to Natuzzi S.p.A. and subsidiaries in conformity with Italian GAAP	(16,484)	(49,357)	(68,576)

Adjustments to reported income:
(a) Revaluation of property, plant and equipment	28	28	28
(b) Government grants	531	283	532
(c) Revenue recognition	(616)	192	281
(d) Goodwill and intangible assets	—	—	81
(e) Translation of foreign financial statements	821	5,430	1,862
(f) One-time termination benefits	(2,141)	(2,885)	7,987
(g) Long-lived assets – impairment	801	—	—
(h) Write-off advertisement and advisory costs	376	376	(1,833)
(i) Long lived assets – Depreciation	—	—	(1,643)
Tax effect of US GAAP adjustments	(656)	(82)	(753)

Net loss attributable to Natuzzi S.p.A. and subsidiaries in conformity with US GAAP	(18,942)	(46,015)	(62,034)

Basic loss per share in conformity with US GAAP	(0.35)	(0.84)	(1.13)
Diluted loss per share in conformity with US GAAP	(0.35)	(0.84)	(1.13)

Reconciliation of equity attributable to Natuzzi S.p.A. and Subsidiaries:

	2015	2014
Equity attributable to Natuzzi S.p.A. and Subsidiaries in conformity with Italian GAAP	157,333	171,014

(a) Revaluation of property, plant and equipment	(340)	(368)
(b) Government grants	(8,196)	(8,727)
(c) Revenue recognition	(3,700)	(3,084)
(e) Translation of foreign financial statements	7,969	9,951
(f) One-time termination benefits	9,094	11,235
(g) Long-lived assets – impairment	(413)	388
(h) Write-off advertisement and advisory costs	(1,081)	(1,457)
(i) Long lived assets – Depreciation	(1,643)	(1,643)
Tax effect of US GAAP adjustments	(6,909)	(6,253)

Equity attributable to Natuzzi S.p.A. and Subsidiaries in conformity with US GAAP	152,114	171,056

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The condensed consolidated balance sheets as at December 31, 2015 and 2014, and the condensed consolidated statements of operations for the years ended December 31, 2015, 2014 and 2013, which include all the US GAAP differences commented below are as follows:

Condensed Consolidated Balance Sheets as at December 31, 2015 and 2014

	Dec. 31,2015	Dec. 31,2014
ASSETS
Current assets	240,979	233,612
Non current assets	133,109	147,682

TOTAL ASSETS	374,088	381,294

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	149,242	149,357
Non current liabilities	69,498	57,880
Equity attributable to Natuzzi S.p.a. and Subsidiaries	152,114	171,056
Non-controlling interest	3,234	3,001

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	374,088	381,294

Condensed Consolidated Statements of Operations Years Ended December 31, 2015, 2014 and 2013

	2015	2014	2013
Net sales	485,805	456,374	445,183
Cost of sales	(337,770)	(339,157)	(333,600)

Gross profit	148,035	117,217	111,583
Selling expenses	(123,229)	(123,452)	(109,883)
General and administrative expenses	(37,682)	(36,303)	(57,464)

Operating income (loss)	(12,876)	(42,538)	(55,764)
Other expenses, net	(4,792)	(1,614)	(1,171)

Loss before income taxes	(17,668)	(44,152)	(56,935)
Income taxes	(1,242)	(1,846)	(4,888)

Net loss	(18,910)	(45,998)	(61,823)
Net income (loss) attributable to the non -controlling interest	(32)	(17)	(211)

Net loss attributable to Natuzzi S.p.A. and subsidiaries	(18,942)	(46,015)	(62,034)

The tables below set forth the reconciliation of net sales and operating income (loss) from Italian GAAP to US GAAP for the years ended December 31, 2015, 2014 and 2013:

Reconciliation of net sales from Italian GAAP to US GAAP

	2015	2014	2013
Net sales Italian GAAP	488,476	461,400	449,109
(b) Government grants (reclassification)	(443)	(442)	(461)
(c) Revenue recognition (adjustment)	893	(1,757)	(1,300)
(j) Cost paid to resellers (reclassification)	(3,121)	(2,827)	(2,165)

Net sales US GAAP	485,805	456,374	445,183

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Reconciliation of operating loss from Italian GAAP to US GAAP

	2015	2014	2013
Operating income (loss) Italian GAAP	(7,629)	(36,958)	(32,329)
(a) Revaluation property, plant and equipment (adjustment)	28	28	28
(b) Government grants (adjustment)	531	283	532
(c) Revenue recognition (adjustment)	(616)	192	281
(d) Goodwill and intangible assets (adjustment)	0	0	81
(f) One-time termination benefits	(2,141)	(2,885)	7,987
(f) One-time termination benefits (reclassification)	(3,425)	(844)	(19,959)
(g) Impairment of long-lived assets (reclassification)	0	(2,590)	(8,550)
(h) Write-off intangible assets	376	376	(1,833)
(i) Long lived assets – Depreciation (adjustment)	0	0	(1,643)
(i) Long lived assets – Depreciation (reclassification)	0	(140)	0
(k) Write-off of tangible assets (reclassification)	0	0	(359)

Operating income (loss) US GAAP	(12,876)	(42,538)	(55,764)

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

Amortization of deferred income related to grants recognized as revenues under Italian GAAP of 443, 442 and 461 for the years ended December 31, 2015, 2014 and 2013 respectively would be reclassified as depreciation expense and recorded in cost of goods sold under US GAAP, in the period such amounts are recognized.

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

The principal effects of this variance on the accompanying consolidated balance sheets as of December 31, 2015 and 2014 and related consolidated statements of operations for each of the years in the three-year period ended December 31, 2015 are indicated below:

	2015	2014
Effect of revenue recognition adjustment on	Effects Increase (Decrease)	Effects Increase (Decrease)
Trade receivables, net	(19,308)	(20,201)
Inventories	13,072	14,592

Total effect on current assets (a)	(6,236)	(5,609)

Accounts payable-trade	(2,536)	(2,525)
Income taxes

Total effect on current liabilities (b)	(2,536)	(2,525)

Total effect on shareholders’ equity (a-b)	(3,700)	(3,084)

Effect of revenue recognition adjustment on	2015	2014	2013
Net sales	893	(1,757)	(1,300)
Gross profit	(620)	(120)	177
Operating income (loss)	(616)	192	281
Net Income	(616)	192	281

(d) Under Italian GAAP, the Company amortizes the goodwill arising from business acquisitions on a straight-line basis over a period of five years. In addition, under Italian GAAP, the Company has allocated certain intangible assets, having definite lives and arising from a business acquisition and asset acquisition under the caption goodwill.

Under US GAAP, in accordance with Accounting Standards Certification (ASC) 350, Intangibles, Goodwill and Other, the Company does not amortize goodwill. Instead, the Company annually assesses goodwill impairment at the end of its fiscal year by applying a fair value test. In the first step of testing for goodwill impairment, the Company estimates the fair value of each reporting unit, which we have determined to be the geographic operating segments and compares the fair value with the carrying value of the

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

net assets assigned to each reporting unit. If the fair value is less than its carrying value, then a second step would be performed to determine the fair value of the goodwill. In this second step, the fair value of goodwill is determined by deducting the fair value of a reporting unit’s identifiable assets and liabilities from the fair value of the reporting unit as a whole, as if that reporting unit had just been acquired and the purchase price were being initially allocated. If the fair value of the goodwill is less than its carrying value for a reporting unit, an impairment charge would be recorded.

The changes in the carrying amount of goodwill, intangible assets and US deferred taxes arising from business and asset acquisitions are as follows:

	Goodwill		Intangibles		US Deferred Taxes
	US	Italian	US	Italian	Goodwill	Intangible
Balance at Dec. 31, 2012	—	81	—	—	—	—

Impairment	—	—	—	—	—	—
Amortization	—	(81)	—	—	—	—

Balance at Dec. 31, 2013	—	—	—	—	—	—

Impairment	—	—	—	—	—	—
Amortization	—	—	—	—	—	—

Balance at Dec. 31, 2014	—	—	—	—	—	—

Impairment	—	—	—	—	—	—
Amortization	—	—	—	—	—	—

Balance at Dec. 31, 2015	—	—	—	—	—	—

In 2013, the original carrying value of the goodwill under Italian GAAP (81) and US GAAP (nil) have resulted aligned as a consequence of the amortization process, completed at year-end, where for both GAAP the carrying value of goodwill is nil.

(e) Under Italian GAAP as of December 31, 2015, 2014 and 2013, the financial statements of the foreign subsidiaries expressed in a foreign currency are translated directly into euro as follows: (i) year-end exchange rate for assets, liabilities, share capital and retained earnings and (ii) average exchange rates during the year for revenues and expenses. The resulting exchange differences on translation are recorded as a direct adjustment to shareholders’ equity (see note 3 d)).

Under US GAAP as of December 31, 2015, 2014 and 2013 Natuzzi’s foreign subsidiaries financial statements have been translated on the basis of the guidance included in ASC No. 830-20, Foreign Currency Transactions (Formerly FASB Statement No. 52). Under US GAAP, foreign subsidiaries are considered to be an integral part of Natuzzi due to various factors including significant intercompany transactions, financing, and cash flow indicators. Therefore, the functional currency for these foreign subsidiaries is the functional currency of the parent, namely the euro. As a result all monetary assets and liabilities are remeasured, at the end of each reporting period, using euro and the resulting gain or loss is recognized in the consolidated statements of operations. For all non monetary assets and liabilities, share capital and retained earnings historical exchange rates are used. The average exchange rates during the year are used to translate non-Euro denominated revenues and expenses, except for those non-Euro denominated revenues and expenses related to assets and liabilities which are translated at historical exchange rates. The resulting exchange differences on translation are recognized in the statements of operations.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

At December 31, 2015, 2014 and 2013 the US GAAP difference arises due to the requirement to use the local currency as the functional currency under Italian GAAP as compared to US GAAP, which requires that the functional currency be determined based on certain indicators which may, or may not result in the local currency being determined to be the functional currency. Consequently, the Company recorded in the US GAAP reconciliation (a) income of 821 for 2015, 5,430 for 2014 and of 1,862 for 2013, respectively; and (b) an increase in shareholders’ equity of 7,969 and 9,951 for 2015 and 2014, respectively.

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

During 2013, following the new agreement signed with the Trade Unions in October 2014, under Italian GAAP the Company accrued 19,959 to the provision for one-time termination benefits, in consideration of the estimated redundancy at that time. Also, during the year, the Company paid termination benefits of 1,364 to terminated employees and reached individual agreements with 372 workers, for incentives of 10,610 to be paid in 2014. As of December 31, 2013, the total provision for one-time termination benefits according to Italian GAAP was 24,730. According to US GAAP, the Company: (i) reversed 7,987 out of the consolidated statements of operations and 14,120 out of the equity, representing respectively the accrual and the total provision attributable to the remaining workers for which no individual agreements were reached (ii) reclassified the accrual of the year of 19,959 made to the provision for one-time termination benefits that was classified under the line “other income /(expense), net” in the consolidated statement of operations prepared according to Italian GAAP to cost of sales, included therefore as part of operating loss.

During 2014, the Company recognized incentives to 429 terminated employees for an amount of 13,495. No additional accrual was posted according to Italian GAAP. Also, termination benefits for an amount of 844 were recognized to laid-off employees of the subsidiaries Natco and Impe, for which no provision had been accounted for in previous years. According to US GAAP the Company: (i) recorded the additional cost of 2,885 incurred for the payment of incentives not provided for according to US GAAP (the US GAAP provision at December 31, 2013 was in fact of 10,610) (ii) reversed out of the consolidated statement of operations the remaining provision recorded under Italian GAAP of 11,235, connected to the portion of workers for whom no notification/agreements were reached in 2014. The residual difference of equity under US GAAP of 11,235 is therefore attributable to the workers that represented the remaining redundant workers as of December 31, 2014 and for which the criteria in ASC 420 have

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

not yet been met. In addition, according to US GAAP, the Company reclassified the cost of 844 incurred by the subsidiaries Natco and Impe for terminated employees during the year, that was classified under the line “other income/(expense), net” in the consolidated statement of operations for the year ended December 31, 2014, and for which no accrual had been posted in previous years.

During 2015, the Company has recognized incentives to 78 terminated employees for an amount of 4,502, reducing redundancy to 359 workers. In addition, in consideration of the new incentive payment launched on July 28, 2015, according to Italian GAAP the Company has accrued 3,425 to the provision for one-time termination benefits. To date, 24 workers have already formalized the acceptance of those incentives, with an estimated cost of 1,064. According to US GAAP the Company has: (i) reclassified the accrual for the year of 3,425 made to the provision for one time termination benefits that was classified under the line “other income /(expense), net” in the consolidated statement of operations prepared according to Italian GAAP to cost of sales, included therefore as part of operating loss (ii) recorded the additional cost of 4,502 incurred for the payment of incentives not provided for according to US GAAP (the US GAAP provision at December 31, 2014 was in fact of nil) (iii) reversed 2,361 out of the consolidated statements of operations (total accrual of 3,425 net of the accrual for incentive payment agreements already signed, equal to 1,064) and 9,094 out of the equity, representing respectively the accrual and the total provision attributable to the remaining workers for which no individual agreements have been reached. The residual difference of equity under US GAAP of 9,094 is therefore attributable to the workers that represented the remaining redundant workers as of December 31, 2015 and for which the criteria in ASC 420 have not yet been met.

(g) In 2008 the Group decided to close one of the Brazilian manufacturing plants located in Pojuca and based on a third-party independent appraisal recorded in the same year an impairment loss of 2,911; an additional impairment loss of 1,036 was recorded in 2011. No impairment loss emerged in 2012 and 2013. Under US GAAP, the impairment loss was measured by the amount by which the carrying value exceeded its fair value less costs to sell of 388. The difference between Italian GAAP and US GAAP related to these costs to sell has been reported in the US GAAP reconciliation starting from 2008.

During 2014, negotiations started with a third party for the sale of the Pojuca plant. In particular, in July 2014 a rental agreement with a sale promise clause was signed, followed by a sale/purchase agreement signed in the first months of 2015, in which the agreed sale price was higher than the carrying value of the plant as of December 31, 2014. For the reported considerations, no additional impairment loss was recorded in 2014.

In 2015, following the above sale/purchase agreement, the Group collected almost all the total agreed sale price. The remainder was collected in January 2016.

In consideration of the total collection of the sale price, according to Italian GAAP, the Group has therefore decided to reverse a portion of the impairment loss recorded in previous years, for an amount of 801. According to US GAAP, considering the transfer of property in the registers has not yet occurred, and given therefore that all the requirements set forth by US GAAP to recognize the operation as a sale have not yet been met, the Group has maintained the property among tangible assets, as already done according to Italian GAAP, but, provided that US GAAP do not consent the reversal of a previously recorded impairment, has cancelled the impairment reversal booked according to Italian GAAP, in the amount of 801.

In addition, during 2015, 2014 and 2013, the Company performed an impairment review of its fixed assets and non-current investments and impairment losses of 0, 2,590 and 8,550 respectively were recorded. Under Italian GAAP, the impairment losses were classified under the line “other income / (expense), net” in the consolidated statement of operations for the year ended December 31, 2014 and December 31, 2013. Under US GAAP these impairment losses would be classified as cost of sales and would be included as operating loss.

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

As of December 31, 2013, therefore, under US GAAP, a total write-off of 1,833 was recorded with reference to the above advertisement and advisory costs, whereas in 2014 and 2015 the depreciation amount of 376 recorded under ITA GAAP has been reversed for US GAAP purposes. According to US GAAP, the differences of 376, 376 and 1,833 for years 2015, 2014 and 2013 respectively have been classified as cost of sales. No additional advertisement and advisory costs eligible for capitalization under Italian GAAP were capitalized in 2014 and 2015 in the consolidated financial statements prepared according to Italian GAAP.

(i) During 2010, the Company formally decided to sell its Pojuca manufacturing plant, which had been closed in 2008 (see note 31(g)), with a Board of Directors’ resolution. The plant was classified as property, plant and equipment since not all criteria to record it as held for sale had been met. According to Italian GAAP, from 2011 depreciation on this plant has been suspended, and the plant has been stated at the lower between the cost, net of cumulated depreciation, and the fair value, determined through third-party independent appraisals.

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

As of December 31, 2014, in consideration of the above preliminary sale/purchase agreement, and considering the sale was highly probable in the short term, depreciation was stopped also according to US GAAP and no additional impairment was recorded. As a consequence, the carrying value of the Pojuca plant, according to US GAAP, net of the 2008 and 2011 impairment loss, remained 1.4 million.

As of December 31, 2015, following the sale/purchase agreement signed and the almost total collection of the sale price, the Company has confirmed the suspension of the depreciation process, therefore the carrying value of the plant according to US GAAP remains 1.4 million.

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

(j) Under Italian GAAP certain costs paid to resellers are reflected as part of selling expenses. Under US GAAP, in accordance with ASC No. 605-50 (Revenue Recognition – Customer Payments and Incentive) (Formerly EITF 01-09), these costs should be recorded as a reduction of net sales. Such expenses include advertising contributions paid to resellers which amounted at December 31, 2015, 2014 and 2013 to 3,121, 2,827 and 2,165, respectively.

(k) During 2013 the Company under Italian GAAP has recognized the write-off of tangible assets of 359, as part of non-operating loss under the line “other income /(expense), net”. Under US GAAP such write-off charge has been classified as part of operating loss.

(l) Under Italian GAAP, the Company includes its warranty cost as a component of selling expenses in the consolidated statement of operations. Under US GAAP, warranty costs would be included as a component of cost of sales. For the years ended December 31, 2015, 2014 and 2013 warranty cost amounting to 7,086, 6,023, and 6,414, respectively, would be reclassified from selling expenses to cost of sales under US GAAP.

(m) Under Italian GAAP the Company records a tax contingent liability (income tax exposure) when it is probable that the liability has been incurred and the amount of the loss can be reasonably estimated.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

(n) Under Italian GAAP the Company has derecognized the receivables connected to the non-recourse securitization agreement signed in July 2015, provided that the conditions set forth by Italian GAAP to derecognize those assets were satisfied. In particular, the contract provides the sale, on a revolving basis, of a maximum amount of Euro 35 million performing receivables. Following the agreement, the Company acts as a sub-servicer, performing the collection of the sold receivables on behalf of the transferee. The financial charge of the operation amounts to 0.7 million. From a cash flow perspective, the caption “receivables, net” in cash flow from operating activities includes a cash in of 26.5 million.

According to US GAAP, considering the requirements to account for the operation as “non-recourse” were not totally met, the Company has not considered the transfer as a sale, and therefore has not derecognized the underlying assets from the condensed consolidated balance sheet included in Note 31. In particular, in the remote event of a bankruptcy or other receivership procedures to which the Company could be subject to, those assets could be clawed back and are not therefore totally beyond the reach of a bankruptcy trustee or other receiver. As a consequence, according to US GAAP, the Company has increased current assets and current liabilities of the condensed balance sheet by the amount of the derecognized receivables, equal to 26.5 million.

(o) The Company adopted the provisions of ASC No. 740-10, Income Taxes Overall, on January 1, 2007. ASC ecuritiz40 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a threshold of more-likely-than-not for recognition of tax benefits and liabilities on uncertain tax position taken or expected to be taken in a tax return. ASC 740 also provides related guidance on measurement, derecognition, classification, interest and penalties, and disclosure. As a result of the implementation of ASC 740 as of January 1, 2007, the Company did not recognize any increase or decrease in the liability for unrecognized tax benefits, in respect of the Italian GAAP.

There are no differences between the amounts recognized by the Company under ASC 740 and the amounts recognized under Italian GAAP.

The following table provides the movements in the liability for uncertain tax positions for the years ended December 31, 2015 and 2014:

Tax liability on uncertain tax positions	2015	2014
Balance, beginning of the year	408	453
- Additions based on tax positions related to the current year		—
- Additions for tax positions of prior years		—
- Foreign exchange		3
- Reductions due to statute of limitations expiration	(129)	(48)
- Settlements	—	—

Balance, end of year	279	408

The Company recognized interest and penalties, accrued in relation to the uncertainties in income taxes disclosed above, in other income (expense), net. During the years ended December 31, 2015, 2014 and 2013, the Company recognized approximately (14), 34 and 51 in interest and penalties, respectively. The total provision for the payment of interest and penalties as at December 31, 2015 and 2014 amounted to approximately 474 and 488, respectively (net of foreign currency exchange rate profit of the period and release of liabilities due to the expiration of the tax audit terms).

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Under Italian GAAP the Company includes the provisions for income tax contingent liabilities under the line other liabilities of the non current part of the balance sheet. For the years ended December 31, 2015 and 2014 the above provisions for income tax contingent liabilities amount to 753 and 896, respectively.

The Company operates in many foreign jurisdictions. With no material exceptions, the Company is no longer subject to examination by tax authorities for years prior to 2009.

According to Italian GAAP the Company has accrued a provision of 1,000 for the withholding tax due to undistributed earnings as the likelihood of distribution is more likely than not in the near term.

Under US GAAP the provision for the withholding tax has been accrued for all the unremitted earnings of subsidiaries for which a withholding tax is applicable in case of a dividend distribution. As of December 31, 2015 and 2014 the provision amounted to 7,909 and 7,252.

(p) The consolidated statements of cash flows for the years ended December 31, 2015, 2014 and 2013 prepared by the Company under Italian GAAP is in conformity with US GAAP ASC No. 230, Statement of Cash Flow (Formerly FASB Statement No. 95), except for the securitization item disclosed in note n). In particular, according to US GAAP, cash flow from operating activities and cash flow from financing activities according to US GAAP are respectively lower and higher by 26.5 million.

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

Recently issued Accounting Pronouncements — Recently issued but not yet adopted U.S. Accounting pronouncements relevant for the Company are as follows:

In August 2014, the FASB issued ASU No. 2014-15: Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. The new standard provides guidance around management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. Early adoption is permitted. The adoption of this standard is not expected to have a material impact on the Group’s financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from contract with customers. The main objective in developing this update is to provide guidance and conformity with respect to the fact that previous revenue recognition requirements in U.S. generally accepted accounting principles (GAAP) differ from those in International Financial Reporting Standards (IFRS), and both sets of requirements were in need of improvement. Previous revenue recognition guidance in U.S. GAAP comprised broad revenue recognition concepts together with numerous revenue requirements for particular industries or transactions, which sometimes resulted in different accounting for economically similar transactions. Accordingly, the FASB and the International Accounting Standards Board (IASB) initiated a joint project to clarify the principles for recognizing revenue and to develop a common revenue standard for U.S. GAAP and IFRS. The core principle of the new standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services.

In August 2015, the FASB issued Accounting Standards Update 2015-14 Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which deferred the effective date established in ASU 2014-09. The amendments in ASU 2014-09 are now effective for annual reporting periods beginning after December 15, 2017.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

On March 17, 2016, the FASB issued ASU 2016-08 – Revenue from contracts with customers (Topic 606). The amendments in this update clarify the implementation guidance on principal versus agent considerations.

In May 2016, the FASB issued ASU 2016-12 – Revenue from contracts with customers (Topic 606). The amendments in this update clarify the guidance on assessing collectibility, presentation of sales taxes, noncash consideration, and completed contracts and contract modifications at transition.

The two permitted transition methods under the new standard are the full retrospective method, in which case the standard would be applied to each prior reporting period presented, or the modified retrospective method, in which case the cumulative effect of applying the standard would be recognized at the date of initial application. The Company has not yet selected a transition method. The Company is currently evaluating the appropriate transition method and the impact of adoption on the consolidated financial statements and related disclosures.

On August 18, 2015, the FASB issued ASU 2015-15 – Interest – Imputation of interest (Subtopic 835-30). This Accounting Standards Update adds SEC paragraphs pursuant to the SEC Staff Announcement at the June 18, 2015 Emerging Issues Task Force (EITF) meeting about the presentation and subsequent measurement of debt issuance costs associated with line-of-credit arrangements which were announced at ASU 2015-03. The Company has chosen not to early adopt this ASU 2015-03 and will disclose that we do not anticipate that this adoption will have a significant impact on its financial position, results of operations, or cash flows.

On November 20, 2015, the FASB issued ASU 2015-17 – Simplify Balance Sheet Classification of Deferred Taxes. Topic 740, Income Taxes, requires an entity to separate deferred income tax liabilities and assets into current and noncurrent amounts in a classified statement of financial position. Deferred tax liabilities and assets are classified as current or noncurrent based on the classification of the related asset or liability for financial reporting. Deferred tax liabilities and assets that are not related to an asset or liability for financial reporting are classified according to the expected reversal date of the temporary difference. To simplify the presentation of deferred income taxes, the amendments in this Update require that deferred income tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. Early adoption is permitted. The Company will adopt this standard in fiscal year 2016 and does not expect it to have a material impact on the Company’s financial statements.

On January 5, 2016 the FASB issued ASU 2016 – 01 – Financial Instruments – Overall – Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments in this Update require all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). The amendments in this Update also require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. In addition, the amendments in this Update eliminate the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities and the requirement for to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet for public business entities. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. Early adoption is permitted. The adoption of this standard is not expected to have a material impact on the Company’s financial statements.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

On February 25, 2016 the FASB issued ASU 2016 – 02 – Leases, Topic 842. The amendments in this Update are to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. Early adoption is permitted. The Company has chosen not to early adopt this standard. The adoption of this standard, although it will increase reported assets and liabilities, is not expected to have a material impact on the Company’s financial statements.

32. Subsequent events

On February 9, 2016 Invitalia, “l’ Agenzia nazionale per l’attrazione degli investimenti e lo sviluppo d’impresa S.p.A.”, with note No. 2280/ININN-GRINV, with regard to the “Natuzzi Development Contract CDS000490” communicated the conclusion of the access phase with regard to the application presented in relation to the long-term investment project of Natuzzi S.P.A. of a value of Euro 49 million, against which public support of up to a maximum of Euro 37 million is expected, communicating that the company meets the formal access requirements as per Article 9, paragraph 2 of Ministerial Decree of December 9, 2014.

On February 29, 2016, the Puglia Region reviewed the above Invitalia note, expressing its approval as per the above-stated Ministerial Decree, also on the basis of the Addendum to the Regulatory Agreement stipulated on February 8, 2013, signed on September 23, 2015 by the Ministry for Economic Development, the Puglia Region, the Basilicata Region and by Invitalia, and ratified by the Puglia Regional Council with Council Decree No. 1669 of September 25, 2015.

On March 9, 2016, at the Company’s Registered Office, the Tax Agency - Puglia section - initiated a tax inspection for fiscal year 2013, both upon direct and indirect taxes. The above-stated inspection was carried out in accordance with Article 27, paragraph 9 of Legislative Decree 185/2008, on the basis of the periodic controls upon large entities, therefore with business volumes of over Euro 100 million.

On the basis of an analysis of the initial minutes, prepared by the officers of the agency, no particular significant issues have arisen. The tax inspection is currently in progress.

SIGNATURE

The registrant, Natuzzi S.p.A., hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NATUZZI S.p.A.

By	/s/ Pasquale Natuzzi
Name: Pasquale Natuzzi
Title: Chief Executive Officer

Date: May 23, 2016

Exhibit Index

1.1	English translation of the by-laws (Statuto) of the Company, as amended and restated as of January 24, 2008 (the Form 20-F filed by Natuzzi S.p.A. with the Securities and Exchange Commission on June 30, 2008, file number 001-11854).

2.1	Deposit Agreement dated as of May 15, 1993, as amended and restated as of December 31, 2001, among the Company, The Bank of New York, as Depositary, and owners and beneficial owners of ADRs (the Form 20-F filed by Natuzzi S.p.A. with the Securities and Exchange Commission on July 1, 2002, file number 001-11854).

4.1	Agreement among the Ministry of Economic Development, Ministry of Labour and Social Policy, INVITALIA, the Region of Puglia, the Region of Basilicata, Natuzzi S.p.A., Confindustria and the Italian trade union and other entities named therein, dated as of October 10, 2014 (the Form 20-F filed by Natuzzi S.p.A. with the Securities and Exchange Commission on April 30, 2014, file number 001-11854).

4.2	Addendum among the Ministry of Economic Development, Confindustria of Bari, Natuzzi S.p.A. and the trade unions named therein dated as of March 3, 2015, to the agreement dated as of October 10, 2014 (the Form 20-F filed by Natuzzi S.p.A. with the Securities and Exchange Commission on April 30, 2015, file number 011-11854).

4.3	Two separate agreements, each among the Ministry of Labor, the Ministry of Economic Development, the Puglia Region, the Basilicata Region, Natuzzi S.p.A., Confindustria Bari and the Italian trade unions and other entities named therein, each dated as of March 3, 2015 (the Form 20-F filed by Natuzzi S.p.A. with the Securities and Exchange Commission on April 30, 2015, file number 011-11854).

4.4	English translation of the Memorandum of Understanding between the Ministry of Labor and Social Policy, Natuzzi S.p.A. and the Italian trade unions.

4.5	English translation of the Framework Agreement for Assignment of Receivables between Natuzzi S.p.A. and Muttley S.r.l., dated July 9, 2015.

8.1	List of Significant Subsidiaries.

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Letter from Reconta Ernst & Young S.p.A. to Securities and Exchange Commission dated May 23, 2016.