Form 20-F
period 2016-12-31
NATUZZI S P A
filed 2017-05-01
CIK 900391

Natuzzi S.p.A

Annual Report on Form 20-F

2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended: December 31, 2016

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

As of December 31, 2016 54,853,045 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	IFRS ☐	Other ☒

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

Amounts stated in U.S. dollars, unless otherwise indicated, have been translated from the Euro amount by converting the Euro amounts into U.S. dollars at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) for euros on December 31, 2016 of U.S.$ 1.0552. The foreign currency conversions in this Annual Report should not be taken as representations that the foreign currency amounts actually represent the equivalent U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated.

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

None of the websites referred to in this Annual Report, including where a link is provided, nor any of the information contained on such websites is incorporated by reference in the Annual Report

FORWARD-LOOKING INFORMATION

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

As consequence of the application of the new Italian legislation introduced by Legislative Decree no. 139 of August 2015, which endorsed the EU Directive 34/2013, in December 2016, the Italian Accounting Profession (OIC) issued new accounting standards applicable for the annual reporting periods beginning on or after January, 1 2016. Therefore, the consolidated financial statements of the Company as of December 31, 2016 have been prepared in compliance with these new accounting standards that led only to changes in the classification of some financial statements captions, while there were no changes in Natuzzi’s accounting policies. These changes have been applied using the retrospective method, as if the new classification had always been applied.

The changes that have affected the consolidated financial statements of the Company as of December 31, 2016 are related to the change in the presentation of other income (expense), net. Under the previous accounting standard the impairment loss of long-lived assets and non-current investments and the accrual for the one-time termination benefits were classified in the caption “other (expense), net” of the consolidated statements of operations. Under the new accounting standard, such costs are classified in the cost of sales, selling expenses and general and administrative expenses based on the function of the cost to be reclassified. For additional details refer to notes 25, 26 and 28included in Item 18 of this Annual Report.

The following tables summarize, in millions of Euro, the impact of such changes on the Company’s consolidated statements of operations for the years ended December 31, 2016, 2015, 2014, 2013 and 2012.

	2016	Reclassification	2016 revised
Net sales	457.2	—	457.2
Cost of sales	(297.2)	(3.1)	(300.3)

Gross profit	160.0	(3.1)	156.9

Selling expenses	(123.7)	(0.6)	(124.3)
General and administrative expenses	(33.0)	—	(33.0)

Operating income (loss)	3.3	(3.7)	(0.4)

Other income (expense), net	(5.5)	3.7	(1.8)

Net Income/(loss) before income taxes	(2.2)	—	(2.2)

Income taxes	(4.3)	—	(4.3)

Net Income/(loss)	(6.5)	—	(6.5)

Non-controlling interest	(0.4)	—	(0.4)

Net Income/(loss) attributable to Natuzzi S.p.a. and Subsidiaries	(6.1)	—	(6.1)

	2015	Reclassification	2015 revised
Net sales	488.5	—	488.5
Cost of sales	(330.6)	(3.4)	(334.0)

Gross profit	157.9	(3.4)	154.5

Selling expenses	(133.4)	—	(133.4)
General and administrative expenses	(32.1)	—	(32.1)

Operating income (loss)	(7.6)	(3.4)	(11.0)

Other income (expense), net	(8.3)	3.4	(4.9)

Net Income/(loss) before income taxes	(15.9)	—	(15.9)

Income taxes	(0.6)	—	(0.6)

Net Income/(loss)	(16.5)	—	(16.5)

Non-controlling interest	0.0	—	0.0

Net Income/(loss) attributable to Natuzzi S.p.a. and Subsidiaries	(16.5)	—	(16.5)

	2014	Reclassification	2014 revised
Net sales	461.4	—	461.4
Cost of sales	(333.2)	(1.2)	(334.4)

Gross profit	128.2	(1.2)	127.0

Selling expenses	(128.9)	(2.2)	(131.1)
General and administrative expenses	(36.3)	—	(36.3)

Operating income (loss)	(37.0)	(3.4)	(40.4)

Other income (expense), net	(10.5)	3.4	(7.1)

Net Income/(loss) before income taxes	(47.5)	—	(47.5)

Income taxes	(1.8)	—	(1.8)

Net Income/(loss)	(49.3)	—	(49.3)

Non-controlling interest	0.0	—	0.0

Net Income/(loss) attributable to Natuzzi S.p.a. and Subsidiaries	(49.3)	—	(49.3)

	2013	Reclassification	2013 revised
Net sales	449.1	—	449.1
Cost of sales	(317.3)	(20.4)	(337.7)

Gross profit	131.8	(20.4)	111.4

Selling expenses	(126.6)	(2.5)	(129.1)
General and administrative expenses	(37.5)	(6.0)	(43.5)

Operating income (loss)	(32.3)	(28.9)	(61.2)

Other income (expense), net	(31.9)	28.9	(3.0)

Net Income/(loss) before income taxes	(64.2)	—	(64.2)

Income taxes	(4.1)	—	(4.1)

Net Income/(loss)	(68.4)	—	(68.4)

Non-controlling interest	0.2	—	0.2

Net Income/(loss) attributable to Natuzzi S.p.a. and Subsidiaries	(68.6)	—	(68.6)

	2012	Reclassification	2012 revised
Net sales	468.8	—	468.8
Cost of sales	(313.8)	—	(313.8)

Gross profit	155.0	—	155.0

Selling expenses	(132.4)	(1.2)	(133.6)
General and administrative expenses	(39.9)	—	(39.9)

Operating income (loss)	(17.3)	(1.2)	(18.5)

Other income (expense), net	(4.6)	1.2	(3.4)

Net Income/(loss) before income taxes	(21.9)	—	(21.9)

Income taxes	(4.1)	—	(4.1)

Net Income/(loss)	(26.0)	—	(26.0)

Non-controlling interest	0.1	—	0.1

Net Income/(loss) attributable to Natuzzi S.p.a. and Subsidiaries	(26.1)	—	(26.1)

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

	Year Ended At December 31,
	2016	2016	2015	2014	2013	2012
	(millions of dollars, except per Ordinary Share)(1)	(millions of euro, except per Ordinary Share)
Statement of Operations Data:
Amounts in accordance with Italian GAAP :
Net sales:
Leather- and fabric-upholstered furniture	$451.1	€409.0	€437.0	€409.1	€402.8	€409.4
Other(2)	53.2	48.2	51.5	52.3	46.3	59.4
Total net sales	504.2	457.2	488.5	461.4	449.1	468.8
Cost of sales	(331.2)	(300.3)	(334.0)	(334.4)	(337.7)	(313.8)
Gross profit	173.0	156.9	154.5	127.0	111.4	155.0
Selling expenses	(137.1)	(124.3)	(133.4)	(131.1)	(129.1)	(133.6)
General and administrative expenses	(36.4)	(33.0)	(32.1)	(36.3)	(43.5)	(39.9)
Operating income (loss)	(0.4)	(0.4)	(11.1)	(40.4)	(61.2)	(18.5)
Other income (expense), Net	(2.0)	(1.8)	(4.8)	(7.1)	(3.0)	(3.4)
Income (loss) before taxes and minority interests	(2.4)	(2.2)	(15.9)	(47.5)	(64.2)	(21.9)
Income taxes	(4.7)	(4.3)	(0.6)	(1.8)	(4.1)	(4.1)
Income (loss) before non-controlling interests	(7.1)	(6.5)	(16.5)	(49.3)	(68.4)	(26.0)
Non-controlling interest	(0.4)	(0.4)	0.0	0.1	0.2	0.1
Net income (loss)	(6.7)	(6.1)	(16.5)	(49.4)	(68.6)	(26.1)
Net income (loss) per Ordinary Share (3)	(0.12)	(0.11)	(0.30)	(0.90)	(1.25)	(0.48)
Dividends declared per share	—	—	—	—	—	—
Amounts in accordance with U.S. GAAP:
Net sales	$501.7	€454.9	€485.8	€456.4	€445.2	€459.3
Operating income (loss)	(8.2)	(7.5)	(12.9)	(42.5)	(55.8)	(19.5)
Net income (loss)	(18.5)	(16.8)	(18.9)	(46.0)	(61.8)	(29.5)
Net income (loss) per Ordinary Share (basic and diluted)	(0.34)	(0.31)	(0.34)	(0.84)	(1.13)	(0.54)
Weighted average number of Ordinary Shares Outstanding	54,853,045	54,853,045	54,853,045	54,853,045	54,853,045	54,853,045
Balance Sheet Data :
Amounts in accordance with Italian GAAP :
Current assets	$237.2	€224.8	€220.8	€239.2	€270.2	€307.5
Total assets	366.4	347.2	349.4	380.0	421.9	476.1
Current liabilities	158.5	150.2	125.1	149.7	138.2	133.2
Long-term debt	6.6	6.3	15.6	6.2	4.2	7.3
Non-controlling interest	3.6	3.4	3.2	3.0	2.7	2.5
Shareholders’ equity attributable to Natuzzi S.p.A. and Subsidiaries	157.2	149.0	157.3	171.0	208.9	281.1
Net Assets	160.8	152.5	160.5	174.0	211.6	283.7
Amounts in accordance with U.S. GAAP:
Total assets	$402.1	€381.1	€374.1	€381.3	€428.9	€480.6
Shareholders’ equity attributable to Natuzzi S.p.A. and Subsidiaries	143.2	135.7	152.1	171.1	217.1	279.1
Net Assets	146.8	139.1	155.3	174.1	219.8	281.6

1)	Income Statement amounts are converted from euros into U.S. dollars by using the average Federal Reserve Bank of New York Euro exchange rate for 2016 of U.S.$ 1.1029 per 1 Euro. Balance Sheet amounts are converted from euros into U.S. dollars using the Noon Buying Rate of U.S.$ 1.0552 per 1 Euro as of December 31, 2016. Source: Bloomberg (USCFEURO Index).
2)	Sales included under “Other” principally consist of sales of polyurethane foam and leather to third parties and sales of living room accessories.
3)	Share capital as of December 31, 2016, 2015, 2014, 2013 and 2012 amounted to €54.9 million, €54.9 million, €54.9 million, €54.9 million and €54.9 million, respectively. Shareholder’s Equity represents the Total Equity attributable to Natuzzi S.p.A. and its subsidiaries.

Exchange Rates

The following table sets forth, for each of the periods indicated, the Noon Buying Rate for the Euro expressed in U.S. dollars per Euro.

Year:	Average(1)	At Period End
2012	1.2909	1.3186
2013	1.3303	1.3779
2014	1.3210	1.2101
2015	1.1032	1.0859
2016	1.1029	1.0552

Month ending on:	High	Low
31-Oct-2016	1.1212	1.0866
30-Nov-2016	1.1121	1.0560
31-Dec-2016	1.0758	1.0375
31-Jan-2017	1.0794	1.0416
28-Feb-2017	1.0802	1.0551
31-Mar-2017	1.0882	1.0514
Through April 21, 2017	1.0758	1.0606

(1)	The average of the Noon Buying Rates for the relevant period, calculated using the average of the Noon Buying Rates on the last business day of each month during the period. Source: Federal Reserve Statistical Release on Foreign Exchange Rates–Historical Rates for Euro Area; Bloomberg (USCFEURO Index).

The effective Noon Buying Rate on April 21, 2017 was U.S.$ 1.0694 to 1 Euro.

Risk Factors

Investing in the Company’s ADSs involves certain risks. You should carefully consider each of the following risks and all of the information included in this Annual Report.

The Group has a recent history of losses; the Group’s future profitability, financial condition and ability to maintain adequate levels of liquidity depend, to a large extent, on its ability to overcome macroeconomic and operational challenges — The Group reported net losses of €6.1 million in 2016, improving significantly from the previous years (€16.5 million in 2015, €49.4 million in 2014, €68.6 million in 2013 and €26.1 million in 2012). The Group reported an operating loss equal to €0.4 million in 2016, improving from operating loss in each of 2015, 2014, 2013 and 2012 (€11.0 million, €40.4 million, €61.2 million and €18.5 million, respectively).

Despite declining sales, the Company also reported improving margins in 2016. Notwithstanding improving margins, the Group still perceives a persistently difficult macroeconomic environment affecting the furniture industry as a whole (particularly evident in some mature markets, such as Europe), including weakness in economic activity in certain Euro-zone countries. In response to this difficult macroeconomic environment, in 2014, the Group launched a transformation plan (the “Transformation Plan”), which was aimed at restructuring the Group’s operations, including by reducing our Italian workforce, closing certain Italian facilities and implementing more efficient production processes in all of our manufacturing plants, including those in Italy that remain in operation. Following the initial phase of the implementation of the Transformation Plan, the Group faced other operational challenges at the Italian and Chinese plants that resulted in temporary inefficiencies and additional costs, and which affected the Group’s overall profitability. In 2015, approximately one year after the timing foreseen in the Transformation Plan, the Group reached improvements in efficiency, in particular, in its Italian and Chinese plants. In the same year the Group realized savings in selling general and administrative expenses through a rightsizing plan in the Italian headquarters. The Group continued to see improvements in efficiency in its industrial plants also in 2016. In addition, during the last five years, pursuant to our obligations under the Italian Reorganization Agreements (as defined in Item 10. Additional Information—Material Contracts” below), the Group incurred aggregate financial obligations in the amount of €24.5 million (€4.5 million, €4.5 million, €13.5 million, €1.4 million and €0.6 million for years 2016, 2015, 2014, 2013 and 2012, respectively) in connection with an incentive program aimed at reducing redundant employees. Despite these incentive payments, the Group increased its cash and cash equivalents from €52.5 million at the end of year 2015 to €65.0 million at the end of year 2016. Net financial position at the end of year 2016 amounted to €28.9 million, compared to €14.5 million at the 2015 year-end. This positive result was due to benefits deriving from the Transformation Plan and improvements in efficiency, trade receivables securitizations and other improvements in net working capital, despite declining sales. Year 2016 was also characterized by an increase in financial credit lines that were initially granted by financial institutions in 2015 on both a short- and long-term basis. As such, management believes that the Group has a sufficient source of liquidity to fund working capital expenditures and other contractual obligations for the next 24 months. See “Item 5. Operating and Financial Review and Prospects.” The Group has also faced increased labor costs for some of its manufacturing plants operating abroad. See “Item 4. Information on the Company—Manufacturing” for further information.

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

The worldwide economic downturn over the past few years has impacted the Group’s business and could continue to significantly impact our operations, sales, earnings and liquidity in the foreseeable future — Although in the first half of 2011 the global economy continued to show small signs of recovery following the 2008-2009 global financial crisis, it subsequently lost momentum, with particular reference to the Euro-zone, as a consequence of the sovereign debt crisis affecting Greece, Portugal, Spain, Italy and Ireland. In 2013 and 2014, the global economy continued to grow at a modest pace, but this growth was curbed by the stagnation of economic activity in parts of Europe, as well as the slow-down of some emerging economies. In 2015 recovery remained gradual and economic developments were different across regions. In 2016, global growth gradually gained pace but, contrary to expectations of major research institutes, such as the Bank of Italy, this has not translated into a solid recovery in world trade.

The recovery of the global economy is subject to a number of factors, most of which remain uncertain. The prospects for the United States will depend on the economic policies enacted by the new administration, which have not yet been formulated in detail: certain prospective fiscal policy measures could have an expansionary effect, which is difficult to quantify at the moment, while restrictions on trade could have a negative impact. The normalization of U.S. monetary policy and the evolution of exchange rates could be accompanied by turbulence in emerging countries.

However, prospects for the world economy still remain uncertain, particularly owing to persistent weakness in certain countries within the Euro-zone (general weakness in the job market, ongoing vulnerability in the real-estate sector, a decreasing level of savings among families, high levels of public indebtedness in most developed countries, political instability, austerity measures designed to reduce public expenditures and consequent decreased consumer spending), uncertainty surrounding the negotiation relating to the United Kingdom’s withdrawal from the European Union following the referendum in June 2016 (the so-called “Brexit”), China’s difficulty in reverting from the downward trend in economic growth over the past several years, and the downturn in Russia.

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

The Group’s ability to generate the significant amount of cash needed to service our debt obligations and comply with our other financial obligations, and our ability to refinance all or a portion of our indebtedness or obtain additional financing depends on multiple factors, many of which may be beyond our control — Our ability to make scheduled payments due on our existing and anticipated debt obligations and on our other financial obligations, and to refinance and to fund planned capital expenditure and development efforts will depend on our ability to generate cash. See “— The Group has a recent history of losses; the Group’s future profitability, financial condition and ability to maintain adequate levels of liquidity depend to a large extent on its ability to overcome macroeconomic and operational challenges.” We will require generation of sufficient operating cash flow from our operations to service our current and future projected indebtedness. Our ability to obtain cash to service our existing and projected debts is subject to a range of economic, financial, competitive, legislative, regulatory, business and other factors, many of which are beyond our control. We may not be able to generate sufficient cash flow from operations to satisfy our existing and projected debt and other financial obligations, in which case, we may have to undertake alternative financing plans, sell assets, reduce or delay capital investments, or seek to raise additional capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the financial markets and our financial condition at such time. To the extent we have borrowings under bank overdrafts that are payable upon demand or which have short maturities, we may be required to repay or refinance such amounts on short notice, which may be difficult to do on acceptable financial terms or at all. At December 31, 2016, we had €18.2 million of bank overdrafts outstanding. In addition, while we had €65.0 million of cash and cash equivalents at December 31, 2016, 62% of this amount was held by our Chinese subsidiaries, most of which cannot be paid to us as a dividend without incurring withholding taxes. We cannot assure you that any refinancing or restructuring would be possible, that any assets could be sold, or, if sold, of the timing of the sales or the amount of proceeds that would be realized from those sales. We cannot assure you that additional financing could be obtained on acceptable terms, if at all, or would be permitted under the terms of our various debt instruments then in effect. Our failure to generate sufficient cash flow to satisfy our existing and projected debt obligations, or to refinance our obligations on commercially reasonable terms, would have an adverse effect on our business, financial condition and results of operations.

The Company uses a securitization program to manage liquidity risk. Should such program be terminated, the Company’s ability to manage such risk will be impaired — As a means to manage liquidity risk, in July 2015, the Company entered into a non-recourse securitization agreement (the “Securitization Agreement”) with an affiliate of Banca Intesa (the “Assignee”). Under the Securitization Agreement, the Company assigns certain customer receivables to the Assignee in exchange for short-term credit, thereby providing the Company with an important and stable source of short-term funding. The Company’s ability to continue using this tool to mitigate liquidity risk depends on the assigned receivables meeting certain credit criteria, one such criterion being the continued solvency of the customers owing such receivables. If these criteria are not met, including, for example, because the credit quality of the Company’s customers deteriorates, the Securitization Agreement may be terminated, thereby depriving the Company of an important tool for managing liquidity risk. During 2016, the Company amended the Securitization Agreement to increase the maximum amount of receivables available to be sold (on a revolving and non-recourse basis) from €35 million to €55 million.

The Group’s operations have benefited in 2016 and in previous years from temporary work force reduction programs that, if not continued, may have an impact on the Group’s future performance — Due to the persistently difficult business environment that has negatively affected the Group’s sales performance over the past few years, the Company has in recent years entered into a series of agreements with Italian trade unions and the relevant Italian Ministry pursuant to which government funds have been used to pay a substantial portion of the salaries of redundant workers who are subject to either layoffs (as in the case of Cassa Integrazione Guadagni Straordinaria, or “CIGS,” an Italian temporary lay-off program, the terms of which expired in October 2016) or reduced work schedules (as in the case of the Solidarity Agreement, as defined below).

The agreements signed in recent years have represented a crucial phase. Between October 2013 and October 2015, 500 blue collar workers voluntarily terminated their employment with Company, which led to a gradual reduction of redundant structural staff in the manufacturing and innovation processes.

With respect to the improvement of manufacturing levels, on March 3, 2015, the Minister of Labour and Social Politics signed new agreements (the “Solidarity Agreement”) in order to reduce the redundant staff by reducing the working hours. Pursuant to the Solidarity Agreement, a higher number of workers, as compared to the Company’s current need, may continue to work at the Company, though with a salary reduction that is less than proportional to the reduction in working hours (as a result of government financial support). The Solidarity Agreement is also aimed at increasing the competitiveness of the Italian production plants. The Group intends to recover competitiveness through product and process innovation, with the aim to recover market share and potentially maintain the current occupational levels. On March 22, 2016, the Solidarity Agreement was extended for a one-year period, expiring on May 1, 2017. On March 27, 2017, the Company and the trade unions agreed to extend the Solidarity Agreement until December 2018.

As a result of the Solidarity Agreement, the incentive plan offered by the Company to redundant workers and the creation of a new labor organization, the Company reduced redundant positions to 359 work units at the end of year 2015, without strikes or social conflict.

In October 2016, the CIGS layoff program expired. Following the expiration, during 2016, the Company offered an incentive of €11.6 million, in the aggregate, to 220 workers, which was accepted. As a result, these 220 workers participated in a voluntary mobility program. Further, 176 workers did not agree to participate in this program and, as a result, their employment was involuntarily terminated as of October 2016..

For further information, please see “Item 5. Operating and Financial Review and Prospects—One-Time Termination Benefits” and Notes 3(n) and 21 of the Consolidated Financial Statements included in Item 18 of this Annual Report.

The Company’s inability to continue reducing redundant structural staff could have an adverse effect on our financial condition, results of operations, and cash flows.

The Group’s operations may be adversely impacted by strikes, slowdowns and other labor relations matters — Many of our employees, including many of the laborers at our Italian plants, are unionized and covered by collective bargaining agreements. As a result, we are subject to the risk of strikes, work stoppages or slowdowns and other labor relations matters, particularly in our Italian plants. These collective bargaining agreements also limit the possibility to dynamically react to market conditions or competition without the agreement of Italian trade union representatives. During 2014, 2015 and 2016, we experienced strikes and slowdowns in connection with our Italian reorganization efforts, which resulted in lower productivity levels. Our operations may also be adversely impacted by future strikes or slowdowns, which we anticipate could occur in the future in connection with the announcement of layoffs and the subsequent termination of redundant employees.

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

We may not execute our Business Plan, successfully or in a timely manner, which could have a material adverse effect on our results of operations or on our ability to achieve the objectives set forth in our plans — On February 28, 2014, the Natuzzi board of directors approved the 2014-2016 Business Plan, which envisaged actions to boost sales and efficiency measures to save on COGS, in order to regain profitability for the Group. The 2017-2020 Business Plan, the guidelines of which were presented to the Board of Directors in February 2016 and subsequently enhanced in July 2016, also incorporates successful execution of these actions. The profitability of our operations depends on the successful and timely execution of the Business Plan. The failure to successfully and timely execute these objectives could result in ongoing losses for the Group and a failure to reduce costs and improve sales as contemplated by the Business Plan.

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

In addition, with the vast majority of our net sales deriving from the sale of leather-upholstered furniture, consumers have the choice of purchasing upholstered furniture in a wide variety of styles and materials, and consumer preferences may change. There can be no assurance that the current market for leather-upholstered furniture will grow consistent with our projections under the 2017-2020 Business Plan or that it will not decline.

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

Fluctuations in currency exchange rates and interests rates may adversely affect the Group’s results — The Group conducts a substantial part of its business outside of the Euro-zone and is exposed to market risks stemming from fluctuations in currency and interest rates. An increase in the value of the Euro relative to other currencies used in the countries in which the Group operates has in the past, and may in the future, reduce the relative value of the revenues from its operations in those countries, and therefore may adversely affect its operating results or financial position, which are reported in Euro. In addition to this risk, the Group is subject to currency exchange rate risk to the extent that its costs are denominated in currencies other than those in which it earns revenues. In 2016, a significant portion of the Group’s net sales (about 66%), but approximately 55% of its costs were denominated in currencies other than the Euro. The Group also holds a substantial portion of its cash and cash equivalents in currencies other than the Euro, including a large amount in RMB received as compensation for the relocation of its Chinese manufacturing plant in 2011. The Group is therefore exposed to the risk that fluctuations in currency exchange rates may adversely affect its results, as has been the case in recent years. For more information about currency and interest rates risks, see Item 11, “Quantitative and Qualitative Disclosures about Market Risk.”

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

Failure to protect our intellectual property rights could adversely affect us — We believe that our intellectual property rights are important to our success and market position. We attempt to protect our intellectual property rights through a combination of patent and trademark laws, as well as licensing agreements and third party nondisclosure and assignment agreements or confidentiality and restricted use agreements. We believe that our patents, trademarks and other intellectual property rights are adequately supported by applications for registrations, existing registrations and other legal protections in our principal markets. However, we cannot exclude the possibility that our intellectual property rights may be challenged by others or that agreements designed to protect our intellectual property will not be breached, or that we may be unable to register our patents, trademarks or otherwise adequately protect them in some jurisdictions.

The Company relies on information technology to operate its business, and any disruption to its technology infrastructure could harm the Company’s operations — We operate many aspects of our business including financial reporting, and customer relationship management through server and web-based technologies, and store various types of data on such servers or with third-parties who in turn store it on servers and in the “cloud”. Any disruption to the internet or to the Company’s or its service providers’ global technology infrastructure, including malware, insecure coding, “Acts of God,” attempts to penetrate networks, data theft or loss and human error, could have adverse affects on the Company’s operations. A cyber attack of our systems or networks that impairs our information technology systems could disrupt our business operations and result in loss of service to customers. We have a Business Continuity Plan and cybersecurity test designed to protect and preserve the integrity of our information technology systems and the business continuity. Our ability to keep our business operating effectively depends on the functional and efficient operation of our information, data processing and telecommunications systems, including our design, procurement, manufacturing, inventory, sales and payment process. While we have invested and continue to invest in information technology risk management, cybersecurity and disaster recovery plans, these measures cannot fully insulate the Company from technology disruptions or data theft or loss and the resulting adverse effect on the Company’s operations and financial results.

The price of the Group’s principal raw materials is difficult to predict. In 2016, approximately 89% of the Group’s total upholstered net sales came from leather-upholstered furniture sales. The acquisition of cattle hides represents approximately 27% of total cost of goods sold. The dynamics of the raw hides market are dependent on the consumption of beef, the levels of worldwide slaughtering, worldwide weather conditions and the level of demand in a number of different sectors, including footwear, automotive, furniture and clothing.

The Group is dependent on qualified personnel — The Group’s ability to maintain its competitive position will depend to some considerable degree upon the personal commitment of its founder, chief executive officer (“CEO”) and chairman of the Company’s board of directors (the “Board of Directors”), Mr. Pasquale Natuzzi, as well as on its ability to continue to attract and maintain highly qualified managerial, manufacturing and sales and marketing personnel. There can be no assurance that the loss of key personnel would not have a material adverse effect on the Group’s results of operations.

Investors may face difficulties in protecting their rights as shareholders or holders of ADSs — The Company is incorporated under the laws of the Republic of Italy. As a result, the rights and obligations of its shareholders and certain rights and obligations of holders of its ADSs (as defined below) are governed by Italian law and the Company’s statuto (or the By-laws). These rights and obligations are different from those that apply to U.S. corporations. Furthermore, under Italian law, holders of ADSs have no right to vote the shares underlying their ADSs; however, pursuant to the Deposit Agreement (as defined below), ADS holders do have the right to give instructions to The Bank of New York Mellon, National Association (“BNY Mellon” or the “Depositary”) the ADS depositary, as to how they wish such shares to be voted. For these reasons, the Company’s ADS holders may find it more difficult to protect their interests against actions of the Company’s management, board of directors or shareholders than they would if they were shareholders of a company incorporated in the United States.

One shareholder has a controlling stake of the Company — Mr. Pasquale Natuzzi, who founded the Company and is currently CEO and chairman of the Board of Directors, beneficially owns, as of April 21, 2017, an aggregate amount of 30,967,521 ordinary shares of the Company (the “Ordinary Shares”), representing 56.5% of the Ordinary Shares outstanding (61.6% of the Ordinary Shares outstanding if the Ordinary Shares owned by members of Mr. Natuzzi’s immediate family (the “Natuzzi Family”) are aggregated). As a result, Mr. Natuzzi has the ability to exert significant influence over our corporate affairs and to control the Company, including its management and the selection of its board of directors. Since December 16, 2003, Mr. Natuzzi has held his entire beneficial ownership of Natuzzi S.p.A. shares through INVEST 2003 S.r.l., an Italian holding company wholly-owned by Mr. Natuzzi and with its registered office located at Via Gobetti 8, Taranto, Italy.

In addition, under the Deposit Agreement dated as of May 15, 1993, as amended and restated as of December 23, 1996 and as of December 31, 2001 (the “Deposit Agreement”), among the Company, the Depositary, and owners and beneficial owners of American Depositary Receipts (“ADSs”), the Natuzzi Family has a right of first refusal to purchase all the rights, warrants or other instruments which BNY Mellon, as Depositary under the Deposit Agreement, determines may not lawfully or feasibly be made available to owners of ADSs in connection with each rights offering, if any, made to holders of Ordinary Shares.

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

The Italian financial transaction tax (the “IFTT”) applies with respect to trades entailing the transfer of (i) shares or equity-like financial instruments issued by companies resident in Italy, such as the Ordinary Shares; and (ii) securities representing the shares and financial instruments under (i) above (including depositary receipts such as the ADSs), regardless of the residence of the issuer. The IFTT may also apply to the transfer of Ordinary Shares and ADSs by a U.S. resident. The IFTT does not apply to companies having an average market capitalization lower than €500 million in the month of November of the year preceding the year in which the trade takes place. In order to benefit from this exemption, companies whose securities are listed on a foreign regulated market, such as the Company, need to be included on a list published annually by the Italian Ministry of Economy and Finance. As of the date of this Annual Report, the Company is yet to be included on such a list. As a result of the IFTT, investors in the Ordinary Shares and ADSs may be exposed to increased transaction costs. See “Taxation—Other Italian Taxes—The Italian Financial Transaction Tax.”

ITEM 4. INFORMATION ON THE COMPANY

Introduction

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs, manufactures and sells a broad collection of couches, armchairs, home furniture and home accessories.

The Group is one of the world’s leading companies in the furniture industry and, according to IPSOS (one of the leading market research companies worldwide), the Natuzzi brand was ranked also in 2015 as the best-known global brand within the furniture category.

Natuzzi began operations in Italy in 1959. The Company first targeted the U.S. market in 1983 and subsequently began entering other European markets. More recently, Natuzzi started to focus its attention on Brazil, Russia, India, China and other developing markets. Today the distribution network covers approximately 100 countries on five continents.

The company has established a new brand strategy for the Group: one brand “Natuzzi” with two product lines — Natuzzi Italia and Natuzzi Editions, to serve a wider range of consumers, but always leveraging on the Natuzzi brand name.

For a detailed description of the brand and its target markets, please see “Strategy—The Brand Portfolio Strategy” and “Products” below.

The Group also offers unbranded products (also through its private label, Softaly) within a dedicated business unit to meet the specific needs of key accounts.

As of March 31, 2017, the Group distributed its products as follows:

•	Natuzzi Italia: 183 Natuzzi Italia stores (of which 30 are directly operated by the Group), 9 Natuzzi Italia concessions (store-in-store points of sale, directly managed by the United Kingdom subsidiary of the Group), and Natuzzi Italia galleries (store-in-store points of sales managed by independent partners). The Natuzzi Re-vive is an iconic product of Natuzzi Italia that is sold and distributed in over 80 different markets.

•	“Natuzzi Editions”: 194 stores (of which 10 located in China and 17 in Italy through the Divani&Divani by Natuzzi retail chain are directly managed by the Group) and galleries.

•	Private label: includes our unbranded and Softaly products and is currently marketed in North America, Europe, Brazil and Asia-Pacific principally through a selected number of furniture retailers.

The Natuzzi Group presents its products at the world’s leading furniture fairs: Il Salone del Mobile in Milan, Italy, IMM in Cologne, Germany, Furniture Market in High Point, USA, 100% Design in London, United Kingdom, among others.

On June 7, 2002, the Company changed its name from Industrie Natuzzi S.p.A. to Natuzzi S.p.A. The statuto (or the By-laws) of the Company provide that the duration of the Company is until December 31, 2050. The Company, which operates under the trademark “Natuzzi,” is a società per azioni (joint stock company) organized under the laws of the Republic of Italy and was incorporated in 1959 by Mr. Pasquale Natuzzi, who is currently the CEO, chairman of the Board of Directors and controlling shareholder of the Company. Most of the Company’s operations are carried out through various subsidiaries that individually conduct a specialized activity, such as leather processing, foam production and shaping, furniture manufacturing, marketing or administration.

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

Organizational Structure

Natuzzi S.p.A. is the parent company of the Natuzzi Group. As of March 31, 2017, the Company’s principal operating subsidiaries were:

Name	Percentage of ownership	Registered office	Activity
Italsofa Nordeste S/A	100.00	Salvador de Bahia, Brazil	(1)
Natuzzi (China) Ltd	100.00	Shanghai, China	(1)
Italsofa Romania S.r.l.	100.00	Baia Mare, Romania	(1)
Natco S.p.A.	99.99	Santeramo in Colle, Italy	(2)
I.M.P.E. S.p.A.	100.00	Bari, Italy	(3)
Nacon S.p.A.	100.00	Santeramo in Colle, Italy	(4)
Lagene S.r.l.	100.00	Santeramo in Colle, Italy	(4)
Natuzzi Americas Inc.	100.00	High Point, NC, USA	(4)

Natuzzi Iberica S.A.	100.00	Madrid, Spain	(4)
Natuzzi Switzerland AG	100.00	Dietikon, Switzerland	(4)
Natuzzi Benelux S.A.	100.00	Hereentals, Belgium	(4)
Natuzzi Germany Gmbh	100.00	Köln, Germany	(4)
Natuzzi Japan KK	100.00	Tokyo, Japan	(4)
Natuzzi Services Limited	100.00	London, UK	(4)
Natuzzi Trading Shanghai Ltd	100.00	Shanghai, China	(4)
Natuzzi Russia OOO	100.00	Moscow, Russia	(4)
Natuzzi India Furniture PVT Ltd	100.00	New Delhi, India	(4)
Natuzzi Florida LLC	51.00	High Point, NC, USA	(4)
Natuzzi Netherlands Holding	100.00	Amsterdam, Holland	(5)
Natuzzi France S.a.s.	100.00	Paris, France	(6)
Natmex S.DE.R.L.DE.C.V	100.00	Mexico City, Mexico	(6)
Softaly (Furniture) Shanghai Co. Ltd	96.50	Shanghai, China	(6)
Italholding S.r.l.	100.00	Bari, Italy	(6)
Italsofa Shanghai Ltd	96.50	Shanghai, China	(6)
Natuzzi Trade Service S.r.l.	100.00	Santeramo in Colle, Italy	(6)
Natuzzi Oceania PTI Ltd	100.00	Sydney, Australia	(6)
New Comfort Srl	100.00	Santeramo in Colle, Italy	(6)

(1)	Manufacture and distribution
(2)	Intragroup leather dyeing and finishing
(3)	Production and distribution of polyurethane foam
(4)	Services and distribution
(5)	Investment holding
(6)	Dormant

See Note 1 to the Consolidated Financial Statements included in Item 18 of this Annual Report for further information on the Company’s subsidiaries.

Strategy

The Company’s results for the year 2016 should be viewed in light of worldwide economic conditions, which are not in the Company’s control, such as the volatility of the Euro and the reduction in the price of certain raw materials, in particular leather, and transportation costs. These external factors may not re-occur in 2017. To reduce potential inflationary pressure on costs, during the past several months, the Group has purchased raw materials in amount that is beyond its short-term needs in order to benefit from the current favorable prices for the entire 2017.

Although the economy is gradually recovering in some regions, the general worldwide economic environment has not recovered enough to, on its own, lead to an increase in the Company’s sales volumes.

The geo-political context, which is currently characterized by conflicts in various parts of the globe, instability within the European Union and the slow-down in the emerging economies, has contributed to increase concern about companies’ and consumers’ future.

Therefore, the Company intends to target geographic regions with high growth potential, such as North America, the United Kingdom and China, through major commercial drives to gain market share from competitors, mainly by leveraging on the new retail format for Natuzzi Italia, on marketing and products.

Over the last several years the Group has focused its efforts on brand strengthening, expanding its product offering and efficiency improvements in both procurement and operations. At the same time, the Group has implemented cost control measures to streamline its headquarter related costs. Negotiations with the Italian government to maintain the current occupational levels were carried out with success.

In 2016, although we experienced significant savings on operating costs (raw materials and transportation in particular), the Group decided not to lower prices in order to support sales. In fact, despite a decreasing turnover, the Group improved the quality of its sales, margins and cash flow. Furthermore, with a specific focus on the wholesale distribution, the Group has undertaken a strategy that prioritizes margins rather than volumes: this has led sometimes to a decline in turnover in the North America and Europe regions.

The Company’s recent focus on innovation, expanding its product offering and on points of sale, together with high brand recognition, are expected to support growth in those markets that the Company considers to be the most important.

The Company intends to focus on the following activities in 2017:

•	The increase in the Natuzzi branded sales, either through directly-operated or franchised stores. In 2016, thanks to the new strategy, the Natuzzi retail division reached encouraging results in the United Kingdom, North America, and positive results in China. Negative performance was reported in the Italian market, where a strategic repositioning of the Divani&Divani by Natuzzi network is still under way;

•	The increase in sales in the North America region, in particular with some “key accounts”, which are typically private labels wholesalers featuring large volumes at slightly lower margins. In 2016 the Softaly division grew in both the Asia Pacific and EMEA region, whereas the North America region suffered from a decline in sales from one of our most important client in that region. The Group is focusing on implementing actions, both in organization and marketing, to recover business in the North American market, which remains one of our best opportunities for growth: we expect such actions to allow the Group to recover market share in the following quarters.

•	Strengthen our internal organization to support sales in certain markets and closer integration at country/regional level with our headquarters; this process will be facilitated by skilled and experienced managers who were hired in 2016;

In addition, the Company will continue to seek to increase sales volume and margins through a number of initiatives that have already been put in place, including by:

•	focusing on regions with the highest potential for growth (mainly North America, the United Kingdom and China);

•	an even more marked separation between the Natuzzi retail division (to support the opening of new points of sale, either directly-operated or franchised stores, as the case may be) and the Softaly wholesale division, in consideration of the different features of the two business models.

•	developing the Natuzzi retail business model, which has already been rolled out in the United Kingdom, based on Natuzzi Italia brand stores with a wider product mix and price range, located in areas with high commercial traffic, such as retail parks, and supported by “in store” communication centered on “Made in Italy and Puglia” values, as expressing harmony and beauty; particular attention will be placed on high traffic retail parks located in North America, United Kingdom, Italy, Spain, France and Australia; and

•	the conception and launch of a “total quality” project, involving the entire value-chain: beginning with product design, right through merchandising, communication, pricing, logistics, up to delivery to the customer’s home (“white glove” service), in an effort to pursue high levels of customer satisfaction.

Following several years of challenges, during which the Company improved its operating margins, and also with help from external market factors, we are now focused on initiatives to support growth, recover market share to return to profitability.

The implementation of these initiatives is a gradual process; therefore, immediate results are not expected.

Although, increased sales volumes and margins are fundamental for any enterprise, this is even more true for the Natuzzi Group as it seeks to continue to deliver upon the central mission that its founder has for Puglia – maintaining employment levels, industrial “know how” and a business culture in the region.

The Brand Portfolio Strategy — The Natuzzi Group, through its different product lines, competes in all price segments of the upholstered furniture market with an increasingly important offer of furnishings and accessories. This differentiated offering is designed to address all market segments and is aimed at increasing sales and profitability.

Precise market segmentation, clear brand positioning and clearly defined customer and consumer targets are intended to enhance the Group’s competitive strengths in all market segments to gain market share through its different product lines:

a) Natuzzi Italia is sold mainly through the retail channel in mono-brand stores, concessions and galleries in multi-brand specialized stores and high-end department stores. The offer includes sofas designed and manufactured in Italy at the Company’s factories, positioned in the high end of the market, with unique and customized materials, workmanship and finishes thanks to the Natuzzi heritage of fine craftsmanship in the leather sofas segment. The Natuzzi Italia product line includes furnishings and accessories for the living room and beds, bed linens and bedroom furnishings to further expand its product offerings. We believe that the Natuzzi Italia benefit consists of helping consumers make their home a harmonious, beautiful environment. Through the style and quality of its products and the merchandising in its stores, the Group aims to position this product line in the premium segment of the market. From the identification of market trends to the delivery to the consumer’s home, Natuzzi directly controls the upholstered production and distribution value chain with the aim of ensuring ultimate quality at competitive prices. Within the Natuzzi Italia product offering there is also Natuzzi Re-vive, the Group’s first performance recliner which represents the iconic product of Natuzzi Italia. In this product line, innovative technology meets Natuzzi high craftsmanship to offer complete support as well as intuitively respond to movement. Natuzzi Re-vive is positioned in the high-end segment of the market targeting a wide range of consumers who we see as culturally open to innovation, sensitive to their well-being and willing to rediscover the human-dimension of their lives.

b) Natuzzi Editions product line was initially designed specifically for the U.S. market. The collection includes a wide range of leather upholstery products targeting the medium/medium-high segment of the market and leveraging the know-how and high credibility of the Natuzzi brand in the leather upholstery industry. Natuzzi Editions products are manufactured at the Group’s overseas plants (Romania, China and Brazil), as well as in Italy, and are sold through monobrand stores and galleries.

c) Private label (Softaly division) is a key account program to compete in low-end segments of the market. The objective is to recover business with large distributors (the so-called “Golden Partner”). Through this program, the Group intends to replicate the best practices already applied in connection with its most demanding customers in terms of quality, service and price. Each Golden Partner is managed by a dedicated team under the following guidelines:

• accurate forecasting;

• product offerings to create production efficiency through synergies on raw materials, components and coverings, resulting in a focused collection with few models, versions and coverings;

• dedicated manufacturing plants: China for Asian-Pacific and American accounts (other than those located in Brazil), Romania for European accounts and Brazil for South American accounts; and

• dedicated supply chain and transportation service.

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

During 2016, the Group opened 27 Natuzzi Italia stores, 9 of which are located in China, 3 in Australia, 3 in the United Kingdom, 2 in each of Spain, France and Turkey, and 1 in each of Italy, Russia, Ukraine, Brazil, Bosnia and Slovakia. In 2016, the Group also opened a number of Natuzzi Italia galleries. As of March 31, 2017, there were 183 Natuzzi Italia stores, of which 30 were directly owned by the Group, and 9 were concessions in the United Kingdom.

Natuzzi Editions as well as the Divani&Divani by Natuzzi retail chain are characterized by a medium positioning in the upholstery business. As of March 31, 2017, we distributed our products through Natuzzi Editions galleries, and 113 Natuzzi Editions stores worldwide, of which 84 are located in China (with 10 Natuzzi Editions stores were directly operated by the Group), 22 in Brazil, 3 in Serbia, and one each of Taiwan, Thailand, Israel and Paraguay. As of the same date, there were 81 Divani&Divani by Natuzzi stores, 77 located in Italy (of which 17 directly operated by the Group) and 4 in Portugal.

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

In recent years Natuzzi developed important partnerships with internationally renowned designers, such as Claudio Bellini, Studio Memo, Mauro Lipparini and Jamie Durie, who are able to capture the brand’s spirit in their designs.

Beginning in 2014, The Group also began distributing beds, bed linens and bedroom furnishings to further expand its product offerings.

Manufacturing

Our manufacturing facilities are located China, Romania, Brazil and Italy.

Our Chinese plant is located in Shanghai, extending over 88,000 square meters, and has been in operation since 2011. As of December 31, 2016, our Chinese plant employed 1,271 people, of whom 1,188 were laborers. It manufactures Natuzzi Editions and private label products for the Americas (apart from Brazil) and for the Asia-Pacific market. In 2016, the Chinese plant produced about 40% of the Group’s total consolidated upholstery revenue.

Our Romanian plant is located in Baia Mare, extending over 75,600 square meters, and has been in operation since 2003. As of December 31, 2016, our Romanian plant employed 1,126 people, of whom 1,060 were laborers. It produces Natuzzi Editions and private label products for Eastern Europe, the Middle East and Africa (“EMEA”). In 2016 the plant generated about 20% of the Group’s total consolidated upholstery revenue.

Our Brazilian plant is located in Salvador De Bahia, extending over 28,700 square meters, and has been in operation since 2000. As of December 31, 2016, our Brazilian plant employed 176 people, of whom 144 were laborers. It produces Natuzzi Editions and private label products exclusively for the local market. In March 2015, the Group set up a new moving line dedicated to the production of Natuzzi Re-vive, to be sold exclusively to the Brazilian market. In 2016, the plant generated almost 5% of the Group’s total consolidated upholstery revenue. During 2016, a portion of our Latin America-based customers were also served by the Brazilian plant, resulting in increased production volume at such manufacturing facility. In addition, the Group owned a Brazilian plant located in Pojuca, which it sold in 2015 for a total consideration of approximately €4.0 million. For further information on the sale of the Pojuca plant, see “— Manufacturing—Brazilian Production” below.

Our three Italian plants dedicated to the production of upholstered products and two warehouses are located in Santeramo Jesce, Matera Jesce and Laterza, all of which are located either in or within a 25 kilometer radius of Santeramo in Colle, where the Group’s headquarters are located. Collectively these sites extend over 120,000 square meters. As of December 31, 2016, these sites (together with the Group’s headquarters) employed 1,957 workers, the majority of whom were subject to the layoff program. See “Item 6. Directors, Senior Managers and Employees—Employees.” The Italian plants are the exclusive producers of Natuzzi Italia products for the world market and, beginning in the first quarter of 2014, these plants also began producing the Re-vive performance recliner. In 2016, these plants generated about 35% of the Group’s total consolidated upholstery revenue. As a result of the Solidarity Contract a significant portion of the Natuzzi Editions production was transferred from Romania to Italy in order to more evenly distribute production based on the Group’s human resources needs.

In addition to these three Italian plants, we have two plants elsewhere in Italy: one dedicated to the production of leather and another one dedicated to the production of flexible polyurethane foam, as further described below.

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

The industrialization of the prototyped product lines was further defined in May 2011, and in December 2011 three new production lines were completed in a new dedicated plant in Matera Jesce. We also moved the manufacturing of wooden frames, which was originally carried out in the production site located in Santeramo in Colle, Italy, to the Matera Jesce plant, thus further optimizing both productivity and logistics costs through a direct, in-loco integration of sofa assembly.

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

This upgrade in the industrial process allows us to better control every stage in the moving-line sequence in terms of quality, since every worker at every stage supervises the quality of the piece he receives from the immediately previous stage as well as the piece he passes forward; should a quality issue arise, it must be resolved immediately before getting re-introduced into the production chain. This on-the-spot product quality monitoring started to slightly reduce our defect claims rate and we expect further improvement from this monitoring.

Testing of limited model samples produced with the moving-line process demonstrated a nearly 7% decline in cost of goods sold for certain Natuzzi Editions and private label products and a decline in cost of goods sold of nearly 12% for certain Natuzzi Italia products. Following these tests, management confirmed its decision to transform all the Group’s plants, substituting the old “Isle Production” models, with a roll out of moving-line production processes to all plants. As of December 31, 2016 the following number of moving lines were implemented and completed: 26 moving lines in China; 14 moving lines in Romania; 8 moving lines in Italy; 4 moving lines in Brazil. Each moving line has an estimated production capacity of up to 130 seats per day when utilized for two eight-hour shifts per day.

Beginning in 2014, we have also been designing a software program in cooperation with the University of Lecce that assists in assigning models to the moving line to which they are best-suited and where production would be most efficient. In 2015, we implemented the software in the Romanian plant. A final release was subsequently performed in Matera Jesce and soon after released in China and Brazil.

Consistent with its commitments under the Italian Reorganization Agreements, the Company has reorganized its Italian operations by closing its plant located in Ginosa, effective January 2014. This closure has allowed us to concentrate all upholstered furniture production activities within just three facilities with the aim of reducing logistics costs and industrial costs.

The Company initially also planned to close its warehouse in Matera-La Martella, but, following the decision to execute the covering-cutting phase within all of the Italian plants, thus reducing space available for products assembled, it decided not to close it and to continue utilizing the Matera-La Martella plant as a general warehouse for sofas and accessory furnishings.

Furthermore, the Group also utilizes two facilities for the processing of leather (Natco S.p.A. (“Natco”), located in Udine), and for the production of polyurethane foam (IMPE S.p.A. (“IMPE”), located near Naples).

The Group processes leather hides to be used as upholstery in its Udine plant whose main activities are leather dyeing and finishing. The Udine facility, which had 157 employees as of December 31, 2016, of whom 131 were laborers, receives both raw and tanned cattle hides, sends raw cattle hides to subcontractors for tanning, and then dyes and finishes the hides. Hides are tanned, dyed and finished on the basis of orders given by the Group’s central office in accordance with the Group’s “on demand” planning system, as well as on the basis of estimates of future requirements. The movement of hides through the various stages of processing is monitored through our management information system. See “Item 4. Information on the Company—Manufacturing—Supply-Chain Management.”

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

The Group’s facility for the production of polyurethane foam, IMPE, employed 33 workers as of December 31, 2016, of whom 19 were laborers, and is engaged in the production of flexible polyurethane foam, and also sells foam to third parties because the facility’s production capacity is in excess of the Group’s needs. In 2012, IMPE obtained ISO 14001 certification in accordance with the environmental policy of the Natuzzi Group and also improved safety conditions at the plant. As part of the Group’s efforts to improve its production process, we have substituted some chemical compounds with more ecologically-friendly materials.

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

In March 2015, the Group set up a new moving line dedicated to production of Re-vive, to be sold exclusively to the Brazilian market.

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

The Group purchases hides from slaughterhouses and tanneries located mainly in Italy, Brazil, Germany, other countries in South America and Europe. The hides purchased by the Group are divided into several categories, with hides in the lowest categories being purchased mainly in South America. The hides in the middle categories are purchased in Europe or South America and hides in the highest-quality categories are purchased in Germany and the United Kingdom. A significant number of hides in the lowest categories are purchased at the “wet blue” stage — i.e., after tanning — while some hides purchased in the middle and highest categories are unprocessed. The Group has implemented a leather purchasing policy according to which a percentage of leather is purchased at a finished or semi-finished stage. Therefore, the Group has had a smaller inventory of “split leather” to sell to third parties. Approximately 80% of the Group’s hides are purchased from 10 suppliers, with whom the Group enjoys long-term and stable relationships. Hides are generally purchased from the suppliers pursuant to orders given every one to two months specifying the number of hides, the purchase price and the delivery date.

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

During 2016, the prices for hides decreased by about 16% compared to 2015. Due to the volatile nature of the hides market, there can be no assurance that current prices will remain stable or that price trends will not rise in the future. See “Item 3. Key Information—Risk Factors—The price of the Group’s principal raw materials is difficult to predict.”

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

The Group obtains the chemicals required for the production of polyurethane foam from major chemical companies located in Europe (including Germany, Italy and the United Kingdom) and the polyester fiber filling for its polyester fiber-filled cushions from several suppliers located mainly in Indonesia, China, Taiwan and India. The chemical components of polyurethane foam are petroleum-based commodities, and the prices for such components are therefore subject to, among other things, fluctuations in the price of crude oil, the prices of which have dropped further than the previous year. Within our Romanian industrial plant, we have a woodworking facility that provides wooden frames.

The Group also offers a collection of home furnishing accessories (tables, lamps, rugs, home accessories and wall units in different materials). Most of the suppliers are located in Italy and other European countries, while some hand-made products (such as rugs) are made in India and China. The new collections of beds, bedroom furniture and bed linens are produced by Italian companies that are external to the Group. Before any items are introduced into our collection, they are tested in accordance with European and world safety standards. In the design phase particular attention is paid to the choice of innovative technological solutions that add value to the product and ensure long lasting quality. We believe that the Group’s product packaging adheres to a higher standard than the average product packaging marketed by its competitors; we prioritize our high standard of packaging in an effort to ensure better customer service.

Supply-Chain Management

Procurement Policies and Operations Integration — In order to improve customer service and reduce industrial costs, in 2009 the Group established a policy for handling suppliers and supply logistics. All of the sub-departments working in the Logistics Department were reorganized to maximize efficiency throughout the supply-chain. The Logistics Department coordinates periodic meetings among all of its working groups in order to identify areas of concern that arise in the supply-chain, and to identify solutions that will be acceptable to all groups. The Logistics Department is responsible for monitoring the proposed solutions in order to ensure their effectiveness. Additionally, in order to improve access to supply-chain information throughout the Group, the Logistics Department utilizes a portal that allows it and other departments (such as Customer Service and Sales) to monitor the movement of goods through the supply-chain. The Company continues to invest in this area so as to continuously improve supply-chain tools and processes.

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

The Group also plans procurements of raw materials and components:

i) “On demand” for those materials and components (which the Group identifies by code numbers) that require a shorter lead time for order completion than the standard production planning cycle for customers’ orders. This system allows the Group to handle a higher number of product combinations (in terms of models, versions and coverings) for customers all over the world, while maintaining a high level of service and minimizing inventory size. Procuring raw materials and components “on demand” eliminates the risk that these materials and components would become obsolete during the production process; and

ii) “Upon forecast” for those materials and components requiring a long lead time for order completion. The Group utilizes a forecast methodology that balances the Group’s desire to maintain low inventory levels against the Sales Department’s needs for flexibility in filling orders, all the while maintaining high customer satisfaction levels. This methodology was developed together with the Group’s Information Systems Department, in order to create an intranet portal, called Advanced Planning and Optimization (“APO”). APO was launched in March 2011 for sales coming from the North American and Asian-Pacific markets, under the supervision of a forecast manager and, beginning in June 2011, was implemented worldwide. This tool currently supports corporate logistics, operations managers and sales managers in our efforts to better forecast the future demand for the Group’s products and to improve communication between the Sales Department and the Logistics Department, therefore reducing inventory levels and improving the availability of raw materials.

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

Load Optimization and Transportation — The Group delivers goods to customers by common carriers. Those goods destined for the Americas and other markets outside Europe are transported by sea in 40-foot high cube containers, while those produced for the European market are generally delivered by truck and, in some cases, by railway. In 2016, the Group shipped 7,671 containers overseas and approximately 4,802 full load mega-trailer trucks to European destinations.

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

•	The Natuzzi Italia collection stands out for high quality in the choice of materials and finishes, as well as for the creativity and details of its design. As of December 31, 2016, this line of products offered around 100 models of sofas and seven models of beds. With respect to coverings, the Natuzzi Italia collection has 16 leather articles in 106 colors and 24 softcover articles in 121 colors. The collection also includes a selection of additional furniture (wall units, coffee tables, tables, chairs, lamps and carpets) and accessories (vases, mirrors, magazines racks, trays and decorative objects) to offer complete furnishings with the aim of enabling the Group to grow a “lifestyle” brand.

•	The Natuzzi Re-vive, the iconic product of Natuzzi Italia collection, was designed by Formway Design Studio of New Zealand and is the subject of two patents, one covering the design and one covering the unique mechanism made of 120 different parts. Natuzzi Re-vive armchairs are available in seven styles (Quilted, Linear, Tailored, Casual, Club, Lounge, Suit), two sizes (King and Queen), four configurations (with/without headrest – basic chair/complete with ottoman), seven leather articles in 42 colors, and four softcover articles in 23 colors, four basic spine/base finishing and two special spine/base finishing. The finished product and each of its components are subject to rigorous quality controls.

•	The Natuzzi Editions collection, as of December 31, 2016, consisted of 149 models. The vast range of models cover all styles from casual/contemporary to more traditional, suitable for all markets from Europe to Americas to Asia. Natuzzi Editions focus is leather, offering a wide range of 11 leather types available in 105 colors; nevertheless a collection of six fabric articles available in 36 colors was added to the line and have received positive feedback from the market.

•	The private label collection, as of December 31, 2016 was comprised of 67 models, including exclusive models for key accounts. The products are mainly leather (or leather matched with Next Leather®, a bonded leather that contains a minimum of 17 per cent of leather). During 2013, all the products already in the collection were re-engineered in order to meet the requirements of the moving-line manufacturing process and all the new products have been designed according to this production system. This investment has improved quality, while reducing industrial costs.

The Group operates in accordance with strict quality standards and has earned the ISO 9001 certification for quality and the ISO 14001 certification for its low environmental impact. The ISO 14001 certification also applies to the Company’s tannery subsidiary, Natco, located near Udine, Italy. The Group’s plants in Laterza and the Santeramo in Colle headquarters have also received an ISO 9001 certification for their roles in design and production.

Innovation

Since the end of 2013, the Company has been implementing a new production model based on the Lean Production principles.

The sofa production model, under which sofas were traditionally assembled in a department-based factory (or “Isle Production” model), was subject to rigorous review with a view toward implementing moving line-based manufacturing processes, which would lead to improvements in efficiency, quality and lead time. The moving line production model improves job area ergonomics by splitting products into lighter pieces at individual phases and also coordinates workers by ensuring that they work at a similar pace. The finished product tends to be of higher quality and produced more quickly. Tests and development of the moving-line production model at all stages of the production process still continue and are coordinated with our products design.

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

Beginning in 2015 the Company implemented the following new programs and measures related to the product development process and product design and engineering systems:

•	It launched a holistic quality based approach to control the quality of the product based on the Finite Element Method, paving the way to reduce claims and to increase customer satisfaction regarding product durability;

•	It established a dedicated comfort team, aimed to improve the ergonomic and comfort performance of the prototyped sofas, introducing also Virtual Seating and Ergonomic IT solutions in order to increase the wellness comfort experience of customers;

•	A 3D designing System was implemented with the support of a Product Data Management. The system increases the effectiveness of the engineering team by reducing complexity, facilitating product development activities and testing platforms and the critical quality points. The Company also improved the Design for Manufacture and Assembly strategy for product development and aligned it with the Lean Production System;

•	An improved control system for the product development process was implemented introducing a visual management system, making it possible to have a real time understanding of product development requests;

•	An Open Innovation Office was established with the aim to lead breakthrough innovations, procure innovative materials and collaborate with third-party professionals at the most famous research institutes.

Management also continues to encourage innovation and new products by leveraging on the above-mentioned innovations activities and adopting the most updated technology that exists in the sector.

In reference to the innovation process, we began to implement the moving-line production system in our plants at the beginning of 2014, and the system was fully implemented across all of our plants by the end of 2015 with the implementation of the following number of moving lines: 24 in China, 11 in Romania and 4 in each of Italy and Brazil.

As for the Chinese plant in particular, during the first part of 2014, the installation of the moving-line production system was not simultaneously accompanied by the development of an appropriate IT system to support moving-line production. It also lacked an appropriate training plan for workers who had to adapt their skills with the new moving line-based production model. For these reasons and several others, namely, the need for a reduction in complexity, the unavailability of complete and functioning moving lines, together with a production planning that was inadequate in terms of mix of products, caused a sharp decline in the overall production efficiency and productivity of our Chinese plant. In response, beginning in July 2014, we created a dedicated team (the “lean team”) whose main goal was to increase productivity, in particular through the:

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

We formally launched the above-mentioned activities in December 2014. The results have been very encouraging with a gradual recovery in production efficiency and productivity during 2015 and also in 2016.

The lean team, with support from all of the Departments, continued their activities to achieve these goals in 2015 and 2016. The results in terms of reducing complexity and standardizing the moving lines processes have been very encouraging. As a result of their analysis, the Company formalized the implementation of a “Last Planner”, a planning tool scheduling the activity of every single moving line, in the Romanian plant in September 2015, in in the Iesce1 Plant in November 2015 and in the Brazilian Plant in December 2015.

Furthermore, beginning in July 2014, an experimental laboratory for simulating all single phases within a typical moving line was built at the headquarters in Santeramo in Colle. In this laboratory, our experts test ideas proposed by the lean team, with the aim of improving production efficiency, productivity, quality of finished products and workstation ergonomics. The results were better than expected, thanks also to the proactive involvement of people within this project. All of the ideas that have been tested successfully in this laboratory are expected to be implemented in all of the Group’s industrial plants. In 2015, this laboratory tested all the new models designed and the new work methodology, providing a strong hand in improving the efficiency and product quality. In 2016, we expanded this laboratory by adding another production line.

For years, but especially in 2016, Natuzzi products have been, both, addressing consumer needs and employing Lean Production practices. These are two elements that contribute to our continuous pattern of innovation that is vital to our business and that help us develop products that stand out from those of our competitors and keep pace with changes in the marketplace and consumer needs.

In 2016, we continued to improve the System Platform Natuzzi, which allows the Company to achieve a shorter product development than in the past. Furthermore, the Company’s requirements concerning the testing and approval stages of our products have become even more stringent through the utilization of a Finite Element Analysis-based software that simulates stress conditions on materials and functions.

We are using all the resources to provide our customers durable products and benefits in terms of availability in the market and higher value products in terms of quality and functionality.

In addition, during 2016, our research and development teams worked to develop new high-tech structural materials, innovative foams and fibers, ergonomic automated mechanisms and an appealing aesthetic design, intended to contribute to an increased wellness and health experience.

The Company has developed an “Open Innovation System”, which enables it to develop and strengthen relationships with academia, external technology centers of excellence and suppliers, contributing to the development of the next generation of sofas. We are constantly exploring potential opportunities for scientific collaboration and we have designed a three-year Open Innovation road map where we have engaged researchers around the world – inventors, scientists and academic research institutions – to help us continue to innovate, build our brand and commercialize the next big changes in product development.

Research and development expenses, which include labor costs for the research and development department, design and modeling consultancy expenses and other costs related to the research and development department, were €4.0 million in 2016, €3.3 million in 2015 and €5.8 million in 2014.

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

Retail Development

The Group has been increasingly focused on achieving the objectives of its retail development plan in its most important markets by, both, opening new stores and closing/relocating those stores that have not met expected revenue goals.

The majority of stores that the Company opened in 2016, or which the Company plans to open in 2017, follow or will follow the new retail format. This format leverages on a broader selection of products, which can be categorized into three quality levels (good, better and best) that are aimed at addressing the expectations and spending power of a wide range of consumers. The Company successfully implemented this format in the United Kingdom at an 8,000 square foot store within a retail park mainly dedicated to furniture, and it continues to provide consistent and satisfactory results. In 2016, the Company also implemented this new retail format in two additional store in the United Kingdom and three stores in Australia, all of which have achieved encouraging results.

While the opening of monobrand stores remains the main channel of the Company’s retail development of the Natuzzi Italia brand, the Natuzzi Editions development plan will leverage on shop-in-shop format (galleries) worldwide. Exception is made for both China and Brazil, where the Natuzzi Editions development is executed mainly through stores.

Most of the existing Natuzzi Italia galleries have been closed or converted into Natuzzi Editions galleries.

The following table sets forth the store openings during 2016.

Store Opening 2016		Natuzzi Italia	Natuzzi Editions	Divani&Divani by Natuzzi	TOTAL
Americas(1)	USA and Canada	0	0	0	0
	Latin America	1	10	0	11

	Total Americas	1	10	0	11

EMEA	Europe	13	0	0	13
	Italy	1	0	3	4
	Middle East,-Africa and India	0	0	0	0

	Total EMEA	14	0	3	17

Asia-Pacific	Asia	9	16	0	25
	Oceania	3	0	0	3

	Total Asia-Pacific	12	16	0	28

TOTAL		27	26	3	56

1)	Includes the United States, Canada and Latin America (including Brazil) (collectively, the “Americas”).

Among the particularly notable Natuzzi Italia stores opened in 2016 are:

•	In May 2016, the Company opened a second store employing the new retail format in Brent Cross Retail Park in London, United Kingdom;

•	In October 2016, the Company opened a store in the Scalo Milano Design District, a recently-opened commercial center with high-end brands;

•	The Company opened two new stores, which use the new retail format, in Sydney, Australia in August and October 2016 and one new store in Brisbane, Australia, which uses the new retail format and has a magnificent external facade; and

•	In December 2016, the Company opened two stores located in the Cardiff Gate retail park, as well as in the Milton Keynes retail park, both in the United Kingdom.

The Company opened an impressive store, using the new retail format, in Paramus, New Jersey in early 2017. We expect to open an additional U.S.-based store in West Palm Beach, Florida by May 2017.

Further, in 2016, the Company acquired a number of franchise-operated stores in the U.S. and Italy, which increased the total number of directly operated stores to 57.

We place a strong emphasis on the design of the external facade of our stores, with the goal that they stand out from among the other stores in their respective retail environments. In addition, we have improved the lighting system in order to provide an enhanced experience in the new generation of stores.

In 2016, the Company continued to invest in digitalization of its product library, achieving considerable success in utilization at the store level of the rendering tool called Your Design By Natuzzi Pro, which is an improved version of the former rendering tool with more features and a better graphic resolution.

Markets

The Group markets its products internationally as well as in Italy. Thanks to its international presence, the seasonality does not significantly influence the Group’s operations. Outside Italy, the Group sells its furniture, on a wholesale basis, to major retailers and, on a retail basis, to furniture stores. In 1990, the Group began selling its leather-upholstered products in Italy and abroad through franchised Divani&Divani by Natuzzi and Natuzzi (now Natuzzi Italia) furniture stores. Since 2001, the Group has also sold its furniture through directly owned Natuzzi (now Natuzzi Italia) stores and Divani&Divani by Natuzzi stores. In 2005 the Group introduced the Natuzzi Editions to the U.S. market, and it continues to be sold in the Americas through galleries and concessions. The Leather Editions product line targets a similar customer to Natuzzi Editions and was introduced in markets outside the Americas in 2010 and also is sold through galleries and concessions. As part of the Business Plan, the Group has started its plan to re-label the Leather Editions portfolio of products as Natuzzi Editions to capitalize on the strength of the “Natuzzi” name and streamline its offerings. Consequently, the Leather Editions stores, including those stores located in China, were all rebranded worldwide into Natuzzi Editions points of sales. The Italsofa product line was introduced in 2007 with the intent of competing with low-priced competitors. In 2013, the Group decided not to make further investments in the Italsofa. All the Italsofa models thus far developed will be progressively absorbed by the Group’s other product line offerings. In October 2013, the Group officially launched Re-vive, its innovative performance recliner, now the Natuzzi Italia iconic product, and began its distribution in the first half of 2014 in 25 markets.

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

The following tables show the number of Group stores as of March 31, 2017 according to our principal geographic areas.

STORES		Natuzzi Italia	Natuzzi Editions	Divani&Divani by Natuzzi	TOTAL
Americas(1)	USA and Canada	9	0	0	9
	Latin America	9	23	0	32

	Total Americas	18	23	0	41

EMEA	Europe	65	3	4	72
	Italy	4	0	77	81
	Middle East,-Africa and India	27	1	0	28

	Total EMEA	96	4	81	181

Asia-Pacific	Asia	61	86	0	147
	Oceania	8	0	0	8

	Total Asia-Pacific	69	86	0	155

TOTAL		183	113	81	377

1)	Includes the United States, Canada and Latin America (including Brazil) (collectively, the “Americas”).

As of March 31, 2017, there were 9 Natuzzi Italia concessions, all located in United Kingdom. The concessions are store-in-store concept selling Natuzzi Italia products, and are managed directly by a subsidiary of the Company located in the United Kingdom.

The following tables show the leather and fabric-upholstered furniture net sales and number of seats sold of the Group broken down by geographic market and Business Division for each of the years indicated:

Leather and Fabric Upholstered Furniture (upholstery sofas and beds), Net Sales (in millions of Euro)

	2016		2015		2014
Americas(1)	156.7	42.5%	181.3	41.5%	171.0	41.8%
Natuzzi(2)	100.8	21.8%	108.7	24.9%	96.5	23.6%
Private label	55.9	20.7%	72.6	16.6%	74.5	18.2%

EMEA	190.9	47.0%	193.9	44.3%	184.8	45.2%
Natuzzi(2)	133.1	24.6%	138.7	31.7%	142.1	34.8%
Private label	57.8	22.4%	55.1	12.6%	42.7	10.4%

Asia-Pacific	61.4	10.5%	61.9	14.2%	53.3	13.0%
Natuzzi(2)	56.6	8.5%	57.2	13.1%	48.4	11.8%
Private label	4.8	2.0%	4.7	1.1%	5.0	1.2%

Total	409.0	100.0%	437.0	100.0%	409.1	100.0%

(1)	Includes the United States, Canada and Latin America (including Brazil) (collectively, the “Americas”).
(2)	The “Natuzzi” brand includes the Group’s three lines of product: Natuzzi Italia, Natuzzi Editions, Divani&Divani by Natuzzi and Natuzzi Re-Vive. Starting from the second half of 2014, upholstered net sales under the “Natuzzi” brand also includes net sales of beds sold under the Natuzzi Italia line.

Furnishing sales represent a growing importance for Natuzzi’s branded offerings and the Company’s strategy. Sales of the Group’s core business (upholstery sofas and beds, as well as furnishings) are set forth in the following table:

	2016		2015		2014
Americas(1)	161.1	37.3%	185.2	40.4%	173.5	40.8%
Natuzzi(2)	105.2	24.4%	112.4	24.5%	99.0	23.3%
Private label	55.9	13.0%	72.7	15.9%	74.5	17.5%

EMEA	202.3	46.9%	205.6	44.8%	194.0	45.7%
Natuzzi(2)	144.6	33.5%	150.5	32.8%	151.4	35.6%
Private label	57.8	13.4%	55.1	12.0%	42.6	10.0%

Asia-Pacific	68.2	15.8%	68.1	14.8%	57.3	13.5%
Natuzzi(2)	63.4	14.7%	63.3	13.8%	52.3	12.3%
Private label	4.8	1.1%	4.7	1.0%	5.0	1.2%

Total	431.6	100.0%	458.8	100.0%	424.9	100.0%

(1)	Includes the United States, Canada and Latin America (including Brazil) (collectively, the “Americas”).
(2)	The “Natuzzi” brand includes the Group’s three lines of product: Natuzzi Italia, Natuzzi Editions, Divani&Divani by Natuzzi and Natuzzi Re-Vive. Starting from the second half of 2014, upholstered net sales under the “Natuzzi” brand also includes net sales of beds sold under the Natuzzi Italia line.

In 2016, the Group derived 46.9% of its leather and fabric-upholstered furniture net sales from the EMEA region, 37.3% from the Americas (Brazil included), and 15.8% from the Asia-Pacific region.

References to “sales” in this Annual Report refer to sales of products within the Group’s core business (leather and fabric upholstered furniture and beds, as well as furnishings).

Leather and Fabric Upholstered Furniture, Net Sales (in seats)

	2016		2015		2014
Americas(1)	612,838	42.5%	719,959	46.7%	842,263	50.7%
Natuzzi(2)	314,409	21.8%	349,689	22.7%	374,787	22.6%
Private label	298,429	20.7%	370,270	24.0%	467,476	28.1%

EMEA	676,891	47.0%	668,891	43.3%	644,681	38.8%
Natuzzi(2)	354,514	24.6%	373,315	24.2%	396,327	23.9%
Private label	322,377	22.4%	295,576	19.2%	248,354	14.9%

Asia-Pacific	151,255	10.5%	154,409	10.0%	175,351	10.5%
Natuzzi(2)	122,840	8.5%	128,364	8.3%	139,966	8.4%
Private label	28,415	2.0%	26,045	1.7%	35,385	2.1%

Total	1,440,984	100.0	1,543,259	100.0%	1,662,295	100.0%

(1)	Includes the United States, Canada and Latin America (including Brazil) (collectively, the “Americas”).
(2)	The “Natuzzi” brand includes the Group’s three lines of product: Natuzzi Italia, Natuzzi Editions, Divani&Divani by Natuzzi and Natuzzi Re-Vive. Starting from the second half of 2014, upholstered net sales under the “Natuzzi” brand also includes net sales of beds sold under the Natuzzi Italia line.

1. The Americas.

In 2016, net sales of products within the core business (leather and fabric-upholstered furniture and beds, as well as furnishings) in the United States and the rest of the Americas (including Brazil) were €161.1 million, down 13.0% from €185.2 million reported in 2015, and the number of seats sold decreased by 14.9%, from 719,959 in 2015 to 612,838 in 2016. The negative performance in this region was largely due to a decline in the sale of private label products to one of our major customers. The Group is focusing on implementing organizational and marketing steps to recover business in the North American market, which remains one of our best opportunities for growth.

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

Natuzzi Americas maintains offices in High Point, North Carolina, the heart of the most important furniture manufacturing and distribution region in the United States, and provides Natuzzi S.p.A with agency services. The staff at High Point provides customer service, trademarks and products promotions, credit collection assistance, and generally acts as the customers contact for the Group. As of March 31, 2017, the High Point North Carolina operation had 69 employees. In addition such Company has 24 independent sales representatives.

All of our commercial activities in Brazil are overseen from our Salvador de Bahia facility. The Group’s commercial structure in Brazil has been reinforced by an increase in personnel, from 12 representatives in 2012 to 27 as of the end of 2016. 2016 sales in Brazil increased by 15.9%, from €9.5 million in 2015 to €11.0 million due to the strong focus in the Brazilian high-end consumer market. The new strategy, which added more contemporary models to the collection in a new store concept, led to the opening of 10 Natuzzi Editions franchising stores and several Natuzzi Editions galleries . As of March 31, 2017, in Brazil there were two Natuzzi Italia stores, 22 Natuzzi Editions stores and both Natuzzi Editions and Natuzzi Italia galleries.

The focus in the high-end consumer market culminated in the launch of a Natuzzi Italia “made in Brazil” collection, entirely manufactured in Brazil and dedicated exclusively to the South American market, and the opening of a Natuzzi Italia store in the Gabriel Monteiro da Silva’s Avenue in São Paulo, the most important upholstery and furnishing avenue of South America.

For 2017 we expect to double the number of franchising stores of the Brand Natuzzi Editions and to open from 4 to 6 new Natuzzi Italia stores in South America.

In July 2014, the Group reached an agreement to sell the Pojuca plant to a Brazilian company. In particular, a rental agreement with a sale-promise clause was signed, followed by a preliminary sale agreement signed in February 2015. The collection of the agreed sale price, for a total consideration of approximately €4.0 million, was completed in January 2016.

In 2016, we opened 10 new Natuzzi Editions stores, all located in Brazil, one Natuzzi Italia store in Brazil, and several new Natuzzi Editions and Natuzzi Italia galleries in the Americas region.

As noted above, in February 2014, we opened a new, directly-operated Natuzzi Italia flagship store in New York City on Madison Avenue, with the aim of anchoring the Group’s expansion in the New York-Connecticut-New Jersey Tristate area. We closed our New York City store located in Soho in June 2014. In 2016, the Group acquired 7 Natuzzi Italia stores all located in Florida. As of March 31, 2017, there were also 9 Natuzzi Italia stores operating in the Americas that are owned by local dealers (three in Mexico, two in each of Brazil and Venezuela, one in each of Panama and the Dominican Republic). Furthermore, as of the same date, there were 23 Natuzzi Editions stores, of which 22 were located in Brazil and one in Paraguay.

2. EMEA

During 2016, the Group continued to consolidate its position in Western Europe, and increase its presence in Eastern Europe, the Middle East and Africa (collectively, “EMEA”), by investing in stores and galleries. Net sales of leather and fabric-upholstered furniture in EMEA (including Italy) were €202.3 million in 2016, down 1.6% from €205.6 million reported in 2015, with the number of seats sold increasing by 1.2%, from 668,891 in 2015 to 676,891 in 2016. Natuzzi branded sales amounted to a total of €144.6 million in 2016 (down 3.9% from 2015), whereas private label net sales increased by 4.9% to € 57.8 million.

2a) Italy. Since 1990, the Group has sold its upholstered products within Italy principally through the Divani&Divani by Natuzzi franchised network of furniture stores. As of March 31, 2017, there were 77 Divani&Divani by Natuzzi stores, and four Natuzzi Italia stores located in Italy. The Group directly owns 21 of these stores, including all the stores operating under the Natuzzi Italia name.

2b) Europe (Outside Italy). The Group expands into other European markets mainly through stores (local dealers, franchisees or directly operated stores). As of March 31, 2017, 72 stores were operating in Europe: 4 under the Divani&Divani by Natuzzi, all located in Portugal; 65 were under the Natuzzi Italia name (12 in Spain, nine in the United Kingdom, eight in France, seven in Russia, four in the Czech Republic, three in each of Turkey and Switzerland, two in each of Bosnia, Poland, Romania, Ukraine, and one in each of Latvia, Croatia, Hungary, Kosovo, Serbia, Slovakia, Slovenia, Armenia, Azerbaijan, Cyprus and Malta) and three Natuzzi Editions all located in Serbia. Of these stores, 17 were directly owned by the Group as of March 31, 2017 and all were operated under the Natuzzi Italia name: 10 in Spain, four in the United Kingdom and three in Switzerland. Apart from the Natuzzi Italia stores, the Group also operates nine concessions in the United Kingdom.

Given the size of the Russian market and its strategic relevance to the Group’s future growth, a local representative office was opened in Moscow in February 2010, with the aim of managing sales, marketing and customer service for Russia and the Ukraine, and to supervise the opening of new single-brand stores in the Russian market.

2c) Middle East & Africa. As of March 31, 2017, the Group had a total of 27 Natuzzi Italia stores in the Middle East & Africa region: seven in India, five in Israel, three in each of Saudi Arabia and the United Arab Emirates, and one in each of Algeria, Côte d’Ivoire, Egypt, Lebanon, Pakistan, Qatar, Jordan, Libya and Sri Lanka. In addition, one Natuzzi Editions store was operating in Israel.

In January 2012, following the worsening of the European Union’s diplomatic relations with Iran and Syria, the Company decided to cease all business relations with these two countries.

No impairment issue arose following the cessation of business relations with those two countries. The Group had no sales in Iran or Syria in 2016, 2015 and 2014. Our prior interests and activities in Iran or Syria were not a material investment risk, either from an economic, financial or reputational point of view. The Group has not had, nor does it plan to have, any commercial contacts with the governments of Iran or Syria, or with entities connected with such governments.

The Group has never generated sales in Sudan or North Korea or Cuba.

3. Asia-Pacific Region.

In 2016, net sales of leather and fabric-upholstered furniture in the Asia-Pacific region slightly increased by 0.1% to €68.2 million, from €68.1 million in 2015, and the number of seats sold decreased 2.0%, from 154,409 in 2015 to 151,255. Natuzzi branded sales increased by 0.2% to €63.4 million, and private label sales increased by 2.1% to € 4.8 million.

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

As of March 31, 2017, 69 Natuzzi Italia stores were operating in the Asia-Pacific market: 49 in China, eight in Australia, four in Taiwan, two in South Korea, one in each of Indonesia, Malaysia, Philippine, Singapore, Thailand and Vietnam. In addition, as of the same date, the Group had 84 Natuzzi Editions stores located in China (of which 10 were operated by the Group), one in each of Thailand and Taiwan. The Group also maintains galleries in the Asia-Pacific region, of which 11 are under the Natuzzi Italia (seven in Japan, two in Thailand, and one in each of Singapore and South Korea) and 30 under the Natuzzi Editions (eight in each of the Philippines and South Korea, six in Thailand, three in Taiwan, two in Vietnam and one in each of Singapore, Malaysia and Australia).

The Group is currently planning to further expand its presence in China, specifically with single-brand stores located in medium-sized cities across the country.

The Group relabeled the Leather Editions portfolio of products as Natuzzi Editions to capitalize on the strength of the Natuzzi name and streamline its offerings. Consequently, the Leather Editions stores, including those stores located in the Asia Pacific region, China in particular, have all been rebranded under the Natuzzi Editions name.

The Group continues to search for opportunities for further investment in the Indian market. A local representative office was opened in New Delhi in the beginning of 2010 to manage sales, marketing and customer service and supervise the Natuzzi retail roll-out in the Indian market.

Customer Credit Management

The Group maintains an active credit management program. The Group evaluates the creditworthiness of its customers on a case-by-case basis according to each customer’s credit history and information available to the Group. Throughout the world, the Group utilizes “open terms” in 82% of its sales and obtains credit insurance for 71% of this amount; about 10% of the Group’s sales are commonly made to customers on a “cash against documents” and “cash on delivery” basis; and lastly, about 7% of the Group’s sales are supported by a “letter of credit” or “payment in advance.” In July 2015, the Company signed a 5-year non-recourse (pro-soluto) assignment of trade receivables with a major Italian financial company by means of a securitization program. In June 2016, the maximum amount of trade receivables that may be sold under this program was increased from €35 million to €55 million.

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

In September 2015, the Company presented to the Italian Ministry of Economic Development a €49.7 million investment program for industrial development, which is composed of six programs, including programs in research and development and for upgrading its Italian facilities located in the Puglia and Basilicata Regions. The Company formally requested that the Italian Ministry of Economic Development grant is €37.3 million from public incentives. The total amount of €49.7 million is composed of €27.7 million to upgrade the Italian plants located in Puglia and Basilicata Regions, and the remaining part of €22.0 million is for innovation, research and development expenses. The Company entered into a formal agreement with the Ministry of Economic Development (Ministero dello Sviluppo Economico) and the governments of the Puglia and Basilicata regions reflecting this investment on September 23, 2015 (the “Developing Contract”). On January 23, 2017, following its review of such program, the Italian Ministry of Economic Development reduced the amount of investments from €49.7 million to €37.8 million, of which €27.6 million has been allocated to upgrade the Italian plants located in Puglia and Basilicata Regions and €10.2 million has been allocated for innovation, research and development expenses. As a consequence, grants from public incentives were reduced from €37.3 million to €26.9 million. The expected grant should be represented by €11.0 million as a capital grant and €15.9 as subsidized loan. The Company has already begun planned investment activity and, specifically, in 2016, invested €5.0 million. As of the date of this Annual Report, the Government has not yet indicated the amount of financial support or timing of the potential government grants and subsidized loans that it will provide to the Company pursuant to the Developing Contract.

Management of Exchange Rate Risk

The Group is subject to currency exchange rate risk in the ordinary course of its business to the extent that its costs are denominated in currencies other than those in which it earns revenues. Exchange rate fluctuations also affect the Group’s operating results because it recognizes revenues and costs in currencies other than Euro but publishes its financial statements in Euro. The Group also holds a substantial portion of its cash and cash equivalents in currencies other than the Euro, including a large amount in RMB received as compensation for the relocation of its Chinese manufacturing plant. The Group’s sales and results may be materially affected by exchange rate fluctuations. For more information, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk”

Trademarks and Patents

The Group’s products are sold under the Natuzzi, Natuzzi Editions, Natuzzi Re-vive, Softaly trademarks. These trademarks and certain other trademarks, such as Divani&Divani by Natuzzi, have been registered in all jurisdictions in which the Group has a commercial interest, such as Italy, the European Union and elsewhere. In order to protect its investments in new product development, the Group has also undertaken the practice of registering certain new designs in most of the countries in which such designs are sold. The Group currently has approximately 1,000 design patents and patents (registered and pending) and approximately 12,000 design patents and patents by model and by country/jurisdiction (the same model may be registered in more than one countries and/or jurisdiction). Applications are made with respect to new product introductions that the Group believes will enjoy commercial success and have a high likelihood of being copied.

In 2013, the Natuzzi Group launched Re-vive®, an innovative armchair that was the result of a collaborative effort between Natuzzi’s Style Center and the Formway Design Studio of Wellington, New Zealand. The Re-vive® recliner combines style and comfort, Italian artisan expertise and innovative New Zealand design. This innovative armchair is internationally protected by several patents covering both its shape and all of its components. In particular, the design patent was filed in 39 countries, while the mechanism patent was filed in 44 countries. Natuzzi has entered into a 20-year licensing agreement, signed in January 2011, with Formway that allows it to utilize the design and mechanisms developed for the Re-vive armchair in exchange for a licensing fee, payable in installments, and royalties representing a percentage of sales of the armchair.

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

Description of Properties

The location, approximate size and function of the principal physical properties used by the Group as of March 31, 2017 are set forth below:

Country	Location	Size (approximate square meters)	Function	Production Capacity per day	Unit of Measure
Italy	Santeramo in Colle (BA)	27,000	Headquarters, prototyping, showroom (Owned)	N.A.	N.A.
Italy	Santeramo in Colle (BA)	2,000	Experimental laboratory: Leather cutting, Sewing, Assembling wooden parts for frame, product assembly (Owned)	50	Seats
Italy	Santeramo in Colle, Jesce (BA)	28,000	Sewing and product assembly (Owned)	1,100	Seats
Italy	Matera La Martella	38,000	General warehouse of sofas and accessory furnishing (Owned)	N.A.	N.A.
Italy	Matera, Jesce	10,000	Leather cutting, Sewing, Assembling wooden parts for frame, product assembly (Owned)	400	Seats
Italy	Laterza (TA)	10,300	Leather and fabrics Warehouse, Leather and fabrics cutting, (Owned)	N.A.	N.A.
Italy	Laterza (TA)	10,000	Sewing, Assembling wooden parts for frame, product assembly (Owned)	800	Seats
Italy	Laterza (TA)	16,000	Semi-finished products and accessories Warehouse (Owned)	N.A.	N.A.
Italy	Qualiano (NA)	12,000	Polyurethane foam production (Owned)	87	Tons
Italy	Pozzuolo del Friuli (UD)	21,000	Leather dyeing and finishing (Owned)	14,000	Square Meters
U.S.A.	High Point, North Carolina	10,000	Office and showroom for Natuzzi Americas (Owned)	N.A.	N.A.
Romania	Baia Mare	75,600	Leather cutting, sewing and product assembly, manufacturing of wooden frames, polyurethane foam shaping, fiberfill production and wood and wooden product manufacturing (Owned)	1,600	Seats
China	Shanghai	88,000	Leather cutting, sewing and product assembly, manufacturing of wooden frames, polyurethane foam shaping, fiberfill production (Leased)	2,700	Seats
Brazil	Salvador de Bahia – Bahia	28,700	Leather cutting, sewing and product assembly, manufacturing of wooden frames, polyurethane foam shaping, fiberfill production (Owned)	200	Seats

The Group believes that its production facilities are suitable for its production needs and are well maintained.

Capital Expenditures

The following table sets forth the Group’s capital expenditures for each year for the three-year period ended December 31, 2016:

	Year ending December 31, (millions of Euro)
	2016	2015	2014
Land and plants	0.5	0.2	0.0
Equipment	5.6	2.1	6.6
Intangible assets	0.5	1.1	0.0

Total	6.6	3.7	6.6

Capital expenditures during the last three years were primarily made to make improvements to property, plant and equipment and for the expansion of the Company’s retail network. In 2016, capital expenditures were primarily made to make improvements at the Group’s existing facilities, in particular in Italy for the implementation of the lean production system. The majority of the capital expenditures in 2016 were focused on Italian plants and aimed at recovering competiveness. The Company made these capital expenditures as part of the Developing Contract (as defined in “Item 4. Information on the Company—Incentive Programs and Tax Benefits” and further described below). As of the date of this Annual Report, the Company has not been officially informed yet by the Government as for the amount and timing of possible government grants and subsidized loans for such investments.

As of April 21, 2017, the Company has spent €1.6 million on capital expenditures since January 1, 2017.

The Group expects that capital expenditures in 2017 will range from €11.0 million to €16.0, depending on the level of financial support that it receives from the Government pursuant to the Developing Contract. Capital expenditures in 2017 are expected to be financed through improved cash flow from operations, bank facilities and through new credit lines pursuant to the Developing Contract.

The Developing Contract consists of an incentive program for upholstery furniture divisions, which is aimed at recovering competiveness of Italian companies. On January 23, 2017, following its review of such program, the Italian Ministry of Economic Development reduced the amount of investments to €37.8 million of which €27.6 million is expected to be allocated to upgrade the Italian plants located in Puglia and Basilicata regions and €10.2 million is expected to be allocated for innovation, research and development expenses. As a consequence, grants from public incentives were reduced to €26.9 million from €37.3 million. The expected grant should be represented by €11.0 million as a capital grant and by €15.9 as subsidized loan. The Company has already begun its planned investment activity for its Italian plants and in 2016 invested €5.0 million. As of the date of this Annual Report, the Government has not yet indicated the amount of financial support or timing of the potential government grants and subsidized loans that it will provide to the Company pursuant to the Developing Contract.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

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

Long-lived Assets — Management reviews long-lived assets, including intangible assets with estimable useful life, for impairment whenever changes in circumstances indicate that the carrying amount of the assets may not be recoverable and would record an impairment charge if necessary. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the recoverable amount, which is the higher of the estimated fair value less cost to sell or of future undiscounted and discounted net cash flows expected to be generated by the asset and are significantly impacted by estimates of future prices for our products, capital needs, economic trends and other factors. If the carrying value of a long-lived asset is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its estimated recoverable amount, in relation to its use or realization, as determined by reference to the most recent corporate plans. The Company analyzes its overall valuation and performs an impairment analysis of its long-lived assets in accordance with Italian GAAP and U.S. GAAP (long-lived assets have to be tested for impairment whenever the events or changes in circumstances indicate that the carrying amount of an asset may be not recoverable).

Due to a market capitalization that falls below the carrying amount of the Company, and history of operating loss and revenues decline, management has performed impairment tests on certain long-lived assets where losses have been generated. The fair value analysis of each long-lived asset in use is unique and requires that management use estimates and assumptions that are deemed prudent and reasonable for a particular set of circumstances. Management believes that the estimates used in the analyses are reasonable; however, changes in estimates could affect the relevant valuations and the recoverability of the carrying values of the assets. The cash flows employed in our 2016 undiscounted and discounted cash flow analyses for impairment analysis of long lived assets in use were based on the 2017 Budget approved by the Board of Directors on November 17, 2016, as updated in February 2017 by management for the period 2018-2021 to reflect the roll-forward of the 2017-2020 Business Plan, the guidelines of which were presented to the Board of Directors in February 2016 and July 2016, and which has not yet been finalized.

While management believes its estimates are reasonable, many of these matters involve significant uncertainty, and actual results may differ from the estimates used. The key inputs and assumptions that were used in performing the 2016 impairment test for long-lived assets in use are as follows:

			Year Ended Dec. 31, 2016
Long lived assets (in use) located in	Cash flows	Net book value of the asset after impairment test (thousands of €)	G	WACC	Sales CAGR 2017-21
Italy (Production site)	Discounted and undiscounted	40,131	0.5%	10%	5%
Brazil (Production site)	Third-party independent appraisal	5,562	n/a	n/a	n/a
UK (retail site)	Discounted and undiscounted	—	0.5%	11%	5%
Switzerland (retail site)	Discounted and undiscounted	—	0.5%	9%	5%
Total assets tested		45,693

G – estimated long-term growth rate from “Damodaran Online” at http://pages.stern.nyu.edu/~adamodar/

WACC – Weighted Average Cost of Capital

Sales CAGR – Sales Compound Annual Growth Rate

The fair value analysis of each long-lived asset not in use/to be disposed of is determined by means of third party independent appraisal. No impairment loss was recorded in 2016 and 2015 for assets not in use/to be disposed of.

The compound annual growth rate for sales for Italian production sites is based on the five- year business plan.

The deterioration of the macroeconomic environment, retail industry and the deterioration of our performance, could affect our Italian production long-lived assets. In performing the impairment analysis management has performed a sensitivity analysis, which results in an undiscounted and discounted cash flow exceeding the carrying amount of long-lived assets with an adequate cushion.

As of December 31, 2016, 2015 and 2014, the Company recorded an impairment loss for the assets related to retail stores in the UK and Switzerland of €0.6 million, nil, and €0.7 million, respectively. For a discussion of the differences between Italian GAAP and U.S. GAAP with respect to the above impairment analysis and the effect on net loss and shareholders’ equity as of December 31, 2016, please see Note 31(g) of the Consolidated Financial Statements included in item 18 of this Annual Report.

Goodwill — Management tests goodwill for impairment by reporting unit at least once a year or whenever the events or changes in circumstances indicate that the carrying amount of goodwill may be not recoverable.

The fair value as of December 31, 2016 was determined based on Discounted Cash Flow analysis, which requires significant assumptions and estimates about the future operations of the reporting unit. Significant judgments relate to the determination of appropriate discount rates, the amount and timing of expected future cash flows and growth rates. The discounted cash flow analysis was based on 2017-2021 year financial forecasts developed internally by management. The key inputs used in performing the impairment test relate to an estimated long term growth rate of 0.5%, a weighted average cost of capital between 9% and 11% and an estimated average growth rate in sales of 5.0% for the subsequent years.

The Company analyzes its overall valuation and performed the impairment analysis of its goodwill in accordance with Italian and U.S. GAAP. Under Italian GAAP the Company amortizes the goodwill arising from business acquisition on a straight-line basis over a period of ten years.

Under U.S. GAAP goodwill is not amortized but annually tested for impairment. At December 31, 2016, 2015 and 2014, the Company did not record any impairment loss for its goodwill (see notes 12 and 31(d) of the Consolidated Financial Statements included in Item 18 of this Annual Report).

For a discussion of the differences between Italian GAAP and U.S. GAAP with respect to the above impairment analysis and the effect on net loss and shareholders’ equity as of December 31, 2016, please see Note 31(d) of the Consolidated Financial Statements included in Item 18 of this Annual Report.

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

In assessing the feasibility of the realization of deferred tax assets, management considers whether it is reasonably certain that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and the tax loss carried-forwards are utilized. Estimating future taxable income requires estimates about matters that are inherently uncertain and requires significant management judgment, and different estimates can have a significant impact on the outcome of the analysis.

In 2016 and 2015, because domestic companies and some of foreign subsidiaries realized significant pre-tax losses and were in a cumulative loss position, management did not consider it reasonably certain that the deferred tax assets of those companies would be realized in the scheduled reversal periods (see Note 18 to the Consolidated Financial Statements included in Item 18 of this Annual Report). In making its determination that a valuation allowance was required, management considered the scheduled reversal of deferred tax liabilities and tax planning strategies but was unable to identify any relevant tax planning strategies available to reduce the need for a valuation allowance.

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

Pursuant to this agreement, as of December 31, 2011, the Company accrued a one-time termination benefits reserve with an accrual of €5.4 million (for the 1,060 employees to be dismissed) recorded as an expense in the consolidated statement of operations for the year ended December 31, 2011, of which €1.4 million has been paid.

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

The Company anticipated making incentive payments to induce the voluntary resignation of up to 600 employees at the conclusion of the period covered by the CIGS program. As a result, in 2013, the Company increased the one-time termination benefits reserve (reflecting both voluntary payments and those that must be made under Italian law in the event of employee terminations) with an accrual of €19.9 million, which was recorded as an expense.

During 2014, the Company granted incentive payments to 429 workers, for an amount of €13.5 million, further to the individual agreements reached during the year. Also, the Company obtained a further one-year extension of its participation in the CIGs program (expiring on October 16, 2015) for 1,550 workers. In the meantime, negotiations started with social parties to obtain a solidarity agreement aimed to avoid layoffs by reducing the number of daily work hours for all employees, and reduce the labor and social contribution costs. The 2015 Italian Reorganization Agreement was finally signed on March 3, 2015 and refers to a total of 1,818 workers. In 2014, the remaining redundant workers amounted to 516. Based on the estimation of the number of redundancies, no accrual was posted in 2014 to the one-termination benefit reserve, since the remaining provision was deemed sufficient to cover the cost of future layoffs.

During 2015, the Company granted incentive payments to 78 workers, for a total amount of €4.5 million. In addition, 100 workers, who were originally employed at the Ginosa plant, were re-employed at the Jesce, Matera, and Laterza plants. As for the remaining redundancy, on July 28, 2015, a new incentive payment program was launched, with an ultimate deadline of June 30, 2016. As of December 31, 2015, 65 workers participated in the new incentive payment program. As a result of these programs, the estimated remaining redundancy was 359 workers. Based on this new estimate of the number of redundancies, an accrual of €3.4 million was posted in 2015 to the one-termination benefit reserve. Therefore, the remaining provision of €10.2 million at 2015 year-end has been deemed as sufficient to cover the cost of future layoffs.

During 2016, the Company offered an incentive of €11.6 million, in the aggregate, to 220 workers, which was accepted. As a result, these 220 workers participated in a voluntary mobility program.

Of these, 32 workers were re-employed with a new Natuzzi subsidiary, Newcomfort s.r.l., and obtained an additional “CIGS - Cassa Integrazione Guadagni Straordinaria” for this re-employment. Newcomfort srl is a new facility that produces shaping foam, a raw material that will be used by Natuzzi to cover its production needs. Currently, such raw material is provided by third party suppliers. The remaining 188 workers voluntarily resigned as of October 2016 and were not re-employed.

Additionally, 176 workers did not agree to participate in the incentive program and, as a result, their employment was involuntarily terminated as of October 2016.

In total, as of December 31, 2016, Natuzzi reduced its workforce by 364 employees (which is slightly higher than the number of redundant workers for 2016 that the Company estimated as of December 31, 2015, which was 359) and the number of redundant workers was reduced to zero.

In 2016, the Company accrued a provision of €3.1 million as one-time termination benefit cost and used the entire one-time termination fund for €13.3 million.

For a discussion of cost recognition under U.S. GAAP, see Note 31(f) to the Consolidated Financial Statements included in Item 18 of this Annual Report.

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

Revenue Recognition — Under Italian GAAP, the Group recognizes sales revenue, and accrues associated costs, at the time products are shipped from its manufacturing facilities located in Italy and abroad. A significant part of the products are shipped from factories directly to customers under sales terms such that ownership, and thus risk, is transferred to the customer when the customer takes possession of the goods. These sales terms are referred to as “delivered duty paid,” “delivered at place” and “delivered at terminal.” Delivery to the customer generally occurs within one to six weeks from the time of shipment. The Group’s revenue recognition under Italian GAAP is at variance with U.S. GAAP. For a discussion of revenue recognition under U.S. GAAP, see Note 31(c) to the Consolidated Financial Statements included in Item 18 of this Annual Report.

Non-GAAP Financial Measures

We monitor and evaluate our operating and financial performance using several non-GAAP financial measures including: EBIT, EBITDA and Net Financial Position.

We believe that these non-GAAP financial measures provide useful and relevant information regarding our performance and our ability to assess our financial performance and financial position. They also provide us with comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. While similar measures are widely used in the industry in which we operate, the financial measures we use may not be comparable to other similarly titled measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with the Italian generally accepted accounting principles.

EBIT (“Earnings Before Interests and Taxes”)

EBIT is defined as the Operating Income/(Loss), as reported in the consolidated statements of operations included in Item 18 of this Annual Report.

The following table sets forth the calculation, in millions of Euro, of EBIT for the years ended December 31, 2016, 2015 and 2014

	2016	2015	2014
Net sales	457.2	488.5	461.4
Cost of sales	(300.3)	(334.0)	(334.4)
Gross profit	156.9	154.5	127.0
Selling expenses	(124.3)	(133.4)	(131.1)
General and administrative expenses	(33.0)	(32.1)	(36.3)
Operating income/(loss) or EBIT	(0.4)	(11.0)	(40.4)

Alternatively, we define EBIT as “Net Income/(Loss)” plus “Income Taxes”, plus “Other Income/Expense, net”.

The following table sets forth the calculation, in millions of Euro, of EBIT for the years ended December 31, 2016, 2015 and 2014.

	2016	2015	2014
Net income/(loss)	(6.5)	(16.5)	(49.3)
Income taxes	4.3	0.6	1.8
Other (income)/expense, net	1.8	4.9	7.1
Operating income/(loss) or EBIT	(0.4)	(11.0)	(40.4)

EBITDA (“Earnings Before Interests, Taxes, Depreciation and Amortization”)

EBITDA is defined as EBIT plus depreciation and amortization

The following table sets forth the calculation, in millions of Euro, of EBITDA for the years ended December 31, 2016, 2015 and 2014

	2016	2015	2014
Net sales	457.2	488.5	461.4
Cost of sales	(300.3)	(334.0)	(334.4)
Gross profit	156.9	154.5	127.0
Selling expenses	(124.3)	(133.4)	(131.1)
General and administrative expenses	(33.0)	(32.1)	(36.3)
Operating income/(loss) or EBIT	(0.4)	(11.0)	(40.4)
Depreciation and amortization*	13.0	13.7	14.2
EBITDA	12.6	2.7	(26.2)

*	Please see the Consolidated Statements of Cash Flow included in Item 18 of this Annual report

Alternatively, we define EBITDA as “Net Income/(Loss)” plus “Income Taxes”, plus “Other Income/Expense, net”, plus “Depreciation and Amortization”.

The following table sets forth the calculation, in millions of Euro, of EBITDA for the years ended December 31, 2016, 2015 and 2014.

	2016	2015	2014
Net income/(loss)	(6.5)	(16.5)	(49.3)
Income taxes	4.3	0.6	1.8
Other (income)/expense, net	1.8	4.9	7.1
Depreciation and amortization*	13.0	13.7	14.2
EBITDA	12.6	2.7	(26.2)

*	Please see the Consolidated Statements of Cash Flow included in Item 18 of this Annual report

EBITDA is presented by management to aid investors in their analysis of the performance of the Group and to assist investors in the comparison of the Group’s performance with that of other companies.

Management believes that this non-GAAP measure can be used as a proxy for a company’s current operating profitability as well as a proxy of the Company’s ability to generate operating cash flow.

Net Financial Position

Net Financial Position is defined as “Cash and cash equivalents”, plus “Marketable securities”, less “Bank Overdrafts”, less “Current portion of long-term debt”, less “Long-term debt”.

The following table sets forth the calculation, in millions of Euro, of Net Financial Position for the years ended December 31, 2016, 2015 and 2014

	2016	2015	2014
Cash and cash equivalents	65.0	52.5	32.8
Marketable securities	0.0	0.0	0.0
Bank Overdrafts	(18.2)	(19.0)	(20.7)
Current portion of long-term debt	(11.6)	(3.4)	(3.1)
Long-term debt	(6.3)	(15.6)	(6.2)
Net Financial Position	28.9	14.5	2.8

We believe our Net Financial Position provides useful information for investors because it gives evidence of our consolidated position either in terms of net indebtedness or net cash by measuring our capital resources based on cash, cash equivalents and marketable securities and the total level of our financial indebtedness.

Results of Operations

Summary — In 2014, the Group started a thorough reorganization process covering its industrial, sales and service operations. The first signs of efficiency recovery were achieved in 2015 and the process has continued in 2016 with an almost break-even operating margin. The Company continues to undertake actions lower costs, increase efficiency and to lay the foundations for growth. The Company will continue to aggressively follow its vision and strategy for the future by pursuing two parallel paths to gain new market share: the Natuzzi Branded Retail Business and the private label business. In pursuing these growth strategies, the Company will leverage on the unique and global sourcing and commercial platform that it has been building for the last six decades. During 2016, the Company continued to dedicate significant efforts and resources to reorganizing its operations and optimizing and streamlining processes to reduce costs and recover efficiency.

Consolidated net sales in 2016 were €457.2 million, down 6.4% from €488.5 million in 2015. Under constant exchange rates, net sales would have declined by 4.9%.

Natuzzi’s core business (sofas, beds and furnishings) reached €431.6 million, down 5.9% from €458.8 million reported in 2015. Natuzzi Branded revenues fell by 4.0%, while private label fell by 10.6%.

Within the core business, 2016 furnishings sales grew by 6.5%, representing 20.0% of Natuzzi Italia branded sales.

Thanks to the growing strength of the Natuzzi brand, the overall price per seat increased by 2.3% over 2015, despite an unfavorable retail environment.

Within Natuzzi branded sales (€313.1 million), the Company saw a slight increase in the Asia-Pacific region (+0.7% to €61.0 million), while EMEA results were negatively affected by the stronger Euro versus local currency in the United Kingdom, one of the Company’s core markets, and the ongoing reorganization of the Italy-based distribution network of Divani&Divani by Natuzzi.

Natuzzi directly operated stores had positive results in Spain, USA and China. The Company is now increasing its efforts in the United Kingdom and Switzerland. The restructuring of the Company’s retail operations continues aggressively into 2017.

For the first three months of 2017, management saw positive signs from directly-operated stores (“DOS”): on a like-for-like store basis, total sales were up low-single digit over the same period last year. When we include sales from our new stores, the Company reported a double-digit increase over last year in DOS. We are encouraged and continue to aggressively pursue our new strategy.

Sales from our Softaly wholesale division were €118.5 million in 2016, down 10.6% as compared to 2015. This overall performance in private label was due largely to the decline in sales experienced with one of our major customers in North America. The Group is focusing on implementing actions, both in organization and marketing, to recover business in the North American market, which remains one of our best opportunities for growth. Our focus in the other two macro-regions, EMEA and APAC, showed positive results: +4.9% to €57.8 million and +2.1% to €4.8 million respectively.

In 2016, we continued to enjoy further efficiency in procurement as well as manufacturing, which resulted in an increase of gross profit as a percentage of net sales from 31.6% to 34.3% in 2016. Notably, we achieved these improvements despite lower revenues and volumes.

The Company also benefitted from efficiencies in transportation costs.

Net operating result for 2016 full year was negative at €0.4 million, from a net operating loss of €11.1 million in 2015. The Group reported a net loss of €6.1 million, significantly improving from a net loss of €16.5 million in 2015.

Thanks to a positive cash flow from operations, year-end net financial position almost doubled from €14.5 million to €28.9 million.

We are quite pleased with the improvement in the operating margin and cash flow. In pursuing our retail strategy, we factored in the fourth quarter of 2016 the newly acquired stores in Florida and Italy, which needed to be restructured and have been re-launched. In 2017, we started seeing very first signs of potential for our new DOS strategy. Although it is still early in the year, we are optimistic about continued improvements in all metrics in 2017 and a return to profitability for the Group.

The following table sets forth certain statement of operations data expressed as a percentage of net sales for the years indicated:

	Year Ended December 31,
	2016	2015	2014
Net sales	100.0%	100.0%	100.0%
Cost of sales	65.7	68.4	72.5

Gross profit	34.3	31.6	27.5

Selling expenses	27.2	27.3	28.4
General and administrative expenses	7.2	6.6	7.9

Operating margin	(0.1)	(2.3)	(8.8)

Other income (expense), net	(0.4)	(1.0)	(1.5)
Income taxes	0.9	0.1	0.4

Net loss	(1.4)	(3.4)	(10.7)

2016 Compared to 2015

Total net sales for 2016, including sales of leather and fabric-upholstered furniture and other sales (principally sales of polyurethane foam and leather sold to third parties as well as of accessories), decreased 6.4% to €457.2 million in 2016 as compared to €488.5 million in 2015.

In 2016, although we experienced significant savings on operating costs (raw materials and transportation in particular, see below), the Group decided not to lower prices in order to support sales. In fact, despite a decreasing turnover, the Group improved the quality of its sales, margins and cash flow. Thanks to the growing strength of the Natuzzi brand, the overall price per seat increased by 2.3% as compared to 2015.

Furthermore, considering the wholesale distribution only, the Group has undertaken a strategy that gives priority to margins rather than volumes: this has sometimes led to a decline in turnover, particularly in the North America and Europe regions.

Net sales for 2016 of leather and fabric-upholstered furniture decreased 6.4% to €409.0 million, as compared to €437.0 million in 2015. The 6.4% decrease was due principally to 6.6% decrease in terms of seats sold, and to a 1.6% negative currency translation, partially offset by generalized price-list increase and a positive sales mix contribution (+1.8%).

Natuzzi’s core business (sofas, beds and furnishings) reached €431.7 million, down 5.9% from €458.7 million reported in 2015. Natuzzi Branded revenues fell by 4.0%, while private label fell by 10.6%.

Within Natuzzi branded sales (€313.1 million), the Company saw a slight increase in the Asia-Pacific region (+0.7% to €61.0 million), while EMEA results were negatively affected by the stronger Euro versus local currency in the United Kingdom, one of the Company’s core markets, and the ongoing reorganization of the Italy-based distribution network of Divani&Divani by Natuzzi. Net sales in the Americas were down 6.4% to €105.2 million, however, the Company expects that the new sales and marketing organization and the recent Natuzzi Italia store acquisitions in this region will be able to support sales in the near future.

Natuzzi DOS had positive results in Spain, USA and China. The Company is now increasing its efforts with respect to DOS in the United Kingdom and Switzerland. The restructuring of the Company’s retail operations will continue aggressively into 2017.

Sales from our Softaly wholesale division were €118.5 million in 2016, down 10.6% as compared to 2015. This overall performance in private label was due largely to a decline in sales from one of our major customers in North America. The Group is focusing on implementing actions, both in organization and marketing, to recover business in the North American market, which remains one of our best opportunities for growth. Our focus in the other two macro-regions, EMEA and APAC, showed positive results: +4.9% to €57.8 million and +2.1% to €4.8 million, respectively.

See “Item 4. Information on the Company—Markets” for tables setting forth the Group’s net leather- and fabric-upholstered furniture sales and seats sold, which are broken down by geographic market and business division, for the years ended December 31, 2014, 2015 and 2016.

Cost of Sales in 2016 decreased by 10.1% to €300.3 million (representing 65.7% of net sales), as compared to €334.0 million (or 68.4% of net sales) in 2015. In particular, consumption costs (defined as purchases plus beginning stock minus final stock and plus leather processing) decreased as a percentage of total net sales, passing from 46.0% in 2015 to 41.7% in 2016. This decrease was mainly due to lower leather prices we had in 2016 (approximately 16% price decrease at constant exchange rate compared to 2015), and to the generalized pricelist increase in sofas products. In addition, transformation costs were positively affected by the benefits deriving from the recovering efficiency plan (which involved all Natuzzi plants) off-set by salary increases which affected, in particular, the Romanian and Chinese plants. Lastly, in 2016 the Company also paid extraordinary labor indemnities to workers in its Chinese manufacturing plant, due to the declining orders from the Americas affecting the Softaly Division. As a result, transformation costs increased from 22.4% in 2015 to 23.9% in 2016.

Gross Profit. The Group’s gross profit in 2016 amounted to €156.9 million (34.3% of net sales), as compared to €154.5 million in 2015 (31.6% of net sales) as a result of the factors described above.

Selling Expenses decreased in 2016 to €124.3 million (27.2% of net sales), as compared to €133.4 million in 2015 (27.3% of net sales). In 2016 the Group achieved considerable cost savings in transportation costs, defined as “Freight” plus “Other freight costs” (9.5% of net sales from 11.0% in 2015). See Note 26 to the Consolidated Financial Statements included in Item 18 of this Annual Report. Such savings were partially offset by the increase in personnel costs in North Americas region, following the reorganization of the sales and marketing operations in that region.

General and Administrative Expenses. In 2016, the Group’s general and administrative expenses increased by €0.9 million to €33.0 million, from €32.1 million in 2015, and, as a percentage of net sales, from 6.6% in 2015 to 7.2% in 2016, mainly due to additional personnel costs and consultancy expenses.

Operating Income (Loss). As a result of the factors described above, in 2016 the Group had an operating loss of €0.4 million, compared to an operating loss of €11.1 million in 2015. In 2016, the Group achieved an earnings before interests, taxes, depreciation and amortization of €12.6 million compared to €2.7 million of 2015.

Other Income (expenses), net. The Group registered “Other expense, net,” of €1.8 million in 2016 as compared to “Other expense, net,” of €4.8 million in 2015. “Other expense, net” of 2016 included interest, net of €(4.1) million compared to interest, net of €(3.3) million in 2015, and foreign-exchange net gain of €2.2 million (foreign-exchange net loss of 1.1 million in 2015).

The increase in net interest expense is mainly due to the additional interests paid for the securitization of trade receivables that started in August 2015 pursuant to the Securitization Agreement. In addition, during 2016, the Company amended the Securitization Agreement to increase the maximum amount of receivables available to be sold (on a revolving and non-recourse basis) from €35 million to €55 million. In 2016, the Company securitized an average amount of €44.0 million compared to €35.0 million in 2015.

The Group recorded a €2.2 million foreign-exchange net gain in 2016 (included in other income (expense), net), as compared to a net loss of €1.1 million in 2015. The foreign exchange gain in 2016 primarily reflected the following factors:

•	a net realized gain of €0.5 million in 2016 (as compared to a net realized gain of €0.1 million in 2015) on domestic currency swaps due to the difference between the forward rates of the domestic currency swaps and the spot rates at which the domestic currency swaps were closed (the Group uses forward rate contracts to hedge its price risks against unfavorable exchange rate variations);

•	a net realized gain of €1.7 million in 2016 (compared to a loss of €12.3 million in 2015), from the difference between invoice exchange rates and collection/payment exchange rates;

•	a net unrealized gain of €1.0 million in 2016 (compared to an unrealized gain of €11.2 million in 2015) on accounts receivable and payable; and

•	a net unrealized loss of €1.0 million in 2016 (compared to an unrealized loss of €0.1 million in 2015), from the mark-to-market evaluation of domestic currency swaps.

The Group does not use hedge accounting and records all fair value changes of its domestic currency swaps in its statement of operations. See Note 28 to the Consolidated Financial Statements included in Item 18 of this Annual Report.

The Group recorded income of €0.1 million during 2016 that was recorded under “Other, net,” compared to “Other, net” of (€0.5) million reported in 2015.

Income Taxes. In 2016, the Group income taxes increased to €4.2 million from €0.6 million in 2015. The Group had an effective tax rate of 190.3% on its losses before taxes and non-controlling interests, compared to the Group’s effective tax rate of 3.6% reported in 2015.

The increase in income taxes is mainly due to the following factors:

•	income tax accruals on the Chinese production subsidiary (Natuzzi China Ltd.) were €1.7 million, as compared to €0.0 million in 2015, as a result of higher profitability stemming from enhanced efficiency;

•	income taxes on unremitted earnings were €1.8 million, as compared to €1.1 million in 2015, which was attributable to the withholding tax due on distribution of dividends by its Chinese subsidiary that Natuzzi management determined will occur in 2017;

•	income tax accruals were €0.5 million as a provision for the Company’s probable tax liability, as compared to nil in 2015. As mentioned in the 2015 annual report on Form 20-F, on March 9, 2016, the Tax Agency of the Puglia region- initiated a tax inspection for fiscal year 2014, both upon direct and indirect taxes. This inspection was carried out in accordance with Article 27, paragraph 9 of Legislative Decree 185/2008, on the basis of the periodic controls upon large entities (business volumes of more than €100 million). During the inspection, the tax auditor expanded the scope of the fiscal years to be inspected from 2014 to 2013 to also include 2012 and 2011. The most important tax issue resulted from the inspection was related to transfer pricing. The Company intends to reach an agreement in order to settle such issue. Management believes that the appraisal of €0.5 million represents the probable liability that will be paid to settle this tax claim.

Net Loss. Reflecting the factors above, the Group reported a net loss of €6.5 million in 2016, as compared to a net loss of €16.5 million in 2015. On a per-Ordinary Share, or per-ADS basis, the Group had net losses of €0.11 in 2016, as compared to net losses of €0.30 in 2015.

As disclosed in Note 31 to the Consolidated Financial Statements included in Item 18 of this Annual Report, established accounting principles in Italy vary in certain significant respects from generally accepted accounting principles in the United States. Under U.S. GAAP, the Group would have had net losses of €16.4 million and €18.9 million in 2016 and 2015, respectively, compared to net losses of €6.1 million and €16.5 million in 2016 and 2015, respectively under Italian GAAP.

2015 Compared to 2014

Total net sales for 2015, including sales of leather and fabric-upholstered furniture and other sales (principally sales of polyurethane foam and leather sold to third parties as well as of accessories), increased 5.9% to €488.5 million in 2015 as compared to €461.4 million in 2014.

Net sales for 2015 of leather and fabric-upholstered furniture increased 6.8% to €437.0 million, as compared to €409.1 million in 2014. The 6.8% increase was due principally to a generalized price-list increase, a positive sales mix contribution and a positive currency translation, partially offset by a decrease in terms of seats sold from 1,662,295 in 2014 to 1,543,259 in 2015.

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

In the Asia-Pacific region, net sales of upholstered furniture increased by 16,0% to €61.9 million as compared to €53.3 million in 2014. Seats sold decreased by 11.9% in that region to 154,409.

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

• Private label. In terms of net sales the Group recorded positive results in USA +2.7% (-16.4% in terms of seats), United Kingdom +184.5% (+221,4% in terms of seats), Germany +12.9% (+3.1 in terms of seats), Switzerland +21.1% (+27.6% in terms of seats), Korea +€2.4 million (compared to €0.0 million in 2014), Austria +65,7% (+49.1% in terms of seats) and Israel +37.3% (+25.9% in terms of seats). Negative results were achieved in France -23.0% (-21.7% in terms of seats), Canada -18.1% (-29.2% in terms of seats), Brazil -25.0% (-40.0% in terms of seats) and Japan -21.8% (-35.0% in terms of seats).

Other Net Sales, principally sales of polyurethane foam and leather sold to third parties, as well as of accessories and other revenues, decreased slightly by 1,5% to €51.5million, as compared to €52.3 million in 2014.

Cost of Sales in 2015 decreased slightly to €334.0 million (representing 68.4% of net sales), as compared to €334.4 million (or 72.5% of net sales) in 2014. In particular, consumption costs (defined as purchases plus beginning stock minus final stock and plus leather processing) decreased as a percentage of total net sales, passing from 47.2% in 2014 to 46.0% in 2015. This decrease was mainly due to lower leather prices we had in 2015 (approximately 7% price decrease at constant exchange rate compared to 2014), and to the generalized pricelist increase in sofas products. In addition, transformation costs were positively affected by the extraordinary corrective measures introduced starting from the second half of 2014 as a means to recover efficiency in our industrial plants (in particular for Italian and Chinese plants). The result of such structured action plan was a huge reduction of transformation costs from 25.2% of net sales in 2014 to 22.4% in 2015.

Gross Profit. The Group’s gross profit in 2015 amounted to €154.5 million (31.6% of net sales), as compared to €127.0 million in 2014 (27.5% of net sales) as a result of the factors described above.

Selling Expenses increased in 2015 to €133.4 million (27.3% of net sales), as compared to €131.1 million in 2014 (28.4% of net sales). In 2015, the Group achieved considerable cost savings for personnel costs, marketing costs, store rent costs and other operational expenses that were offset by negative currency transactions and additional provisions for doubtful accounts and warranties.

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

Operating Income (Loss). As a result of the factors described above, in 2015 the Group had an operating loss of €11.1 million, compared to an operating loss of €40.4 million in 2014. In 2015, after five years, the Group achieved a positive earnings before interests, taxes, depreciation and amortization of €2.7 million compared to a negative €26.2 million of 2014.

Other Income (expenses), net. The Group registered “Other expense, net,” of €4.8 million in 2015 as compared to “Other expense, net,” of €7.1 million in 2014. Other expense, net” of 2015 included interest, net of €(3.3) million compared to interest, net of €(1.9) million in 2014, and foreign-exchange net loss of €1.1 million (foreign-exchange net loss of €2.4 million in 2014).

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

The Group recorded a €1.1 million foreign-exchange net loss in 2015 (included in other income (expense), net), as compared to a net loss of €2.5 million in 2014. The foreign exchange loss in 2015 primarily reflected the following factors:

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

The Group recorded expenses of €0.5 million during 2015 that were recorded under “Other, net,” compared to “Other, net” of -€2.8 million reported in 2014.

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

Net Loss. Reflecting the factors above, the Group reported a net loss of €16.5 million in 2015, as compared to a net loss of €49.4 million in 2014. On a per-Ordinary Share, or per-ADS basis, the Group had net losses of €0.30 in 2015, as compared to net losses of €0.90 in 2014.

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

Liquidity and Capital Resources

In the ordinary course of business, our principal uses of funds are for the payment of operating expenses, working capital requirements and capital expenditures. The Group’s principal source of liquidity has historically been its existing cash and cash equivalents and cash flow from operations, supplemented to the extent needed to meet the Group’s short term cash requirements by accessing the Group’s existing lines of credit.

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

In 2015, as a result of corrective measures introduced in the second half of 2014, the Group achieved positive results in terms of production efficiency (in particular in the Italian and Chinese plants) and in terms of control and reduction of fixed costs and rationalization of the DOS network. As a consequence the operating loss improved from -€40.4 million in 2014 to -€11.1 million in 2015.

During 2015 as a consequence of the gradual improvements in different areas experienced in 2015 (such as those generated by corrective measures to recover efficiency in our industrial plants, Italian and Chinese plants in particular, the rationalization of DOS and the costs savings realized for personnel costs and other general structure expenses ), the Group was able to obtain new credit lines to support its cash needs. In particular, the Company was granted a long-term loan of €5 million, and a bank overdraft of €2.5 million, while the Romanian subsidiary obtained a bank facility in the amount of €10 million. In addition, the existing short-term credit lines were renewed and a non-recourse trade receivable securitization agreement was signed in July 2015 with a well known Italian financial institution, for the sale of a maximum amount of €35 million performing receivables, on a revolving basis.

In 2016, as a result of corrective measures introduced in the second half of 2014, the Group continued to achieve positive results in terms of production efficiency and in terms of control and reduction of fixed costs and rationalization of the DOS network. As a consequence, the Company achieved an earnings before interests, taxes, depreciation and amortization of €12.6 million, as compared to €2.7 million in 2015.

On the basis of the actions described above and taking into considerations guidelines in the 2017-2020 Business Plan , which were approved by the Board of Directors in February and July 2016, Natuzzi management prepared the budget for 2017, which was approved by the Board of Directors on November 17, 2016.

During 2016, as a consequence of the gradual improvements in various aspects of the business, such as increased efficiency in our industrial plants (the Italian and Chinese plants in particular), the rationalization of DOS and the costs savings realized for personnel costs and other general structure expenses , the Group was able to obtain new credit lines to support its cash needs. In particular, the Company amended the Securitization Agreement to increase the maximum amount of receivables available to be sold (on a revolving and non-recourse basis) from €35 million to €55 million.

As of December 31, 2016, the Group had cash and cash equivalents on hand of €65.0 million, and lines of credit for cash disbursements totaling €117.8 million (€97.2 million as of December 31, 2015). Existing credit lines of 2016 are as follows: a) unsecured credit line for €42.8 million; b) secured credit line for €20.0 million secured by real estate mortgage; and c) securitization of trade receivables of €55.0 million. The Group uses these lines of credit to manage its operational needs. The unused portions of lines of credit were approximately €34.5 million (see Note 15 to the Consolidated Financial Statements included in Item 18 of this Annual Report) as of December 31, 2016. With the exception of a €5.0 million secured credit line, which is to be used only for capital expenditures for plants located in Puglia and Basilicata regions, the majority of these credit lines are under credit facilities that are not subject to any restrictions. Bank overdrafts are repayable either on demand or on a short-term basis. See “Item 3 – Key Information – Risk Factors.” The Group’s borrowing needs generally are not subject to significant seasonal fluctuations.

Although we had €65.0 million in cash and cash equivalents on hand at December 31, 2016, €40.2 million of this amount is located in our Chinese subsidiaries of which €14.8 million could not be available in timely terms. To the extent management intends to move the cash from China by a dividend distribution, a withholding tax of 10% and the income taxes in Italy (equal to 24.0% of 5% of the dividends distributed) would have to be paid. Tax liabilities that would result from repatriation of cash from China have been recorded in the financial statements.

Management believes that the Group has sufficient sources of liquidity to fund working capital needs, capital expenditures and other contractual obligations for the next 12 months. If necessary, certain changes to the Group’s plans to raise liquidity could be met in the near term through:

•	additional commercial and financial credit lines;

•	an extension of the existing indirect factoring program; and

•	additional long-term loans.

Additional long-term loans may derive from the Developing Contract, which consists of an incentive program for upholstery furniture divisions aimed at recovering competiveness of Italian companies. Pursuant to the last available version of this agreement, in the next two years the Company will invest €32.8 million (of which €10.2 is for research and development expenses). MISE, Puglia and Basilicata Regions will contribute an amount up to €26.9 million (of which up to €10.9 million is a government grant and up to €16.0 million is a subsidized loan). In 2017 the Company plans to invest approximately €12 million in this program and expects to receive an amount of up to €5.0 million from the government as support for this program.

In light of the downturn of the global economy and the continuing uncertainty about these conditions in the foreseeable future, we are focused on effective cash management, controlling costs, and preserving cash in order to continue to make necessary capital expenditures.

Cash Flows —The Group’s cash and cash equivalents were €65.0 million as of December 31, 2016 as compared to €52.5 million as of December 31, 2015. The most significant changes in the Group’s cash flows between 2016 and 2015 are described below.

Net Cash provided by operating activities was €26.0 million in 2016 (of which -€4.5 million was related to one-time termination costs), as compared to net cash provided in operations of €8.6 million in 2015 (of which -€4.5 million was related to the lay-off of 78 Italian workers).

During 2016, the Group continued to reduce net working capital as a result of: a) €9.8 million as positive contribution from the extension in days payables outstanding, mainly due to benefit from indirect factoring; b) €9.7 million as positive contribution from the extension of securitization of trade receivables and improvement of other trade receivables (not involved in the securitization process); and c) €3.5 million as positive contribution deriving from the decreased inventory level. These positive effects were partially offset by the leaving entitlement payment of €2.9 million to the employees involved in the voluntary/involuntary mobility program.

Net cash used by investment activities in 2016 was €10.7 million as compared to net cash provided by investment activities of €1.7 million in 2015. The increase in cash used was mainly due to the following factors: a) €3.2 million as cash used for the business acquisition of six stores in Florida. Successively, the Company sold 49% of such business to a third party collecting €1.6 million. As a consequence, net cash used for such business acquisition was €1.6 million; b) €2.5 million as cash used for the business acquisition of four stores in Italy; c) in 2015, the Company collected cash in the amount of €3.6 million as prepayment on the sale of the facility located in Pojuca, while in 2016, cash deriving from disposal of assets was €0.5 million; d) in 2016, the Company distributed dividends from its Chinese subsidiary (Italsofa Shanghai Ltd) and paid €0.4 million to the minority shareholder; and e) in 2016, the Company used €6.1 million for capital expenditures, whereas the Company invested €3.5 million in 2015.

In 2016, capital expenditures were primarily made to make improvements at the existing Italian facilities, in connection with the implementation of the lean manufacturing system. Such investments were part of the Developing Contract, which consists of an incentive program for upholstery furniture divisions aimed at recovering competiveness of Italian companies. As mentioned above, as of the date of this Annual Report, the Company has not yet been officially informed by the Government of the amount or timing of the potential government grants and subsidized loans for such investments to be received pursuant to the Developing Contract.

Cash used by financing activities in 2016 was €1.9 million compared to cash provided by financing activities in 2015 of €8.0 million; this change is mainly due to the increase in long-term loan (+€13.0 million) in 2015.

As of December 31, 2016, the Group’s long-term contractual cash obligations amounted to €124.9 million, of which €45.0 million comes due in 2017. See “Item 5. Operating and Financial Review and Prospects — Contractual Obligations and Commitments.” The Group’s long-term debt represented 12.0% of shareholders’ equity as of December 31, 2016 (12.0% as of December 31, 2015) (see Note 20 to the Consolidated Financial Statements included in Item 18 of this Annual Report). As of December 31, 2016 and 2015 covenants existing on long-term loans were respected. The Group’s principal uses of funds are expected to be the payment of operating expenses, working capital requirements, capital expenditures and restructuring of operations. See “Item 4. Products” for further description of our research and development activities. See “Item 4. Incentive Programs and Tax Benefits” for further description of certain government programs and policies related to our operations. See “Item 4. Capital expenditure” for further description of our capital expenditures.

Contractual Obligations and Commitments

The Group’s current policy is to fund its cash needs, accessing its cash on hand and existing lines of credit, consisting of short-term credit facilities and bank overdrafts, to cover any short-term shortfall. The Group’s policy is to procure financing and access to credit at the Company level, with the liquidity of Group companies managed through a cash-pooling zero-balancing arrangement with a centralized bank account at the Company level and sub-accounts for each subsidiary. Under this arrangement, cash is transferred to subsidiaries as needed on a daily basis to cover the subsidiaries’ cash requirements, but any positive cash balance at subsidiaries must be transferred back to the top account at the end of each day, thus centralizing coordination of the Group’s overall liquidity and optimizing the interest earned on cash held by the Group.

As of December 31, 2016, the Group’s long-term debt consisted of €18.0 million (including €11.6 million of the current portion of such debt) and its short-term debt consisted of €18.1 million outstanding under its existing lines of credit, comprised entirely of bank overdrafts.

The Group maintains cash and cash equivalents in the currencies in which it conducts its operations, principally Chinese Yuan, U.S. dollars, euro, New Romanian Leu, British pounds and Canadian dollars.

The following table sets forth the material contractual obligations and commercial commitments of the Group as of December 31, 2016:

	Payments Due by Period (thousands of euro)
Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	After 5 years
Long-term debt	17,961	11,632	4,787	1,542	—
Bank overdrafts	18,152	18,152	—	—	—
Total Debt(1)	36,113	29,784	4,787	1,542	—
Interest due on Total Debt (2)	739	399	287	53	—
Operating Leases (3)	88,784	15,186	30,412	28,625	14,561

Total Contractual Cash Obligations	124,897	44,970	35,199	30,167	14,561

(1)	Please see Note 20 to the Consolidated Financial Statements included in Item 18 of this Annual Report for more information on the Group’s long-term debt. See Notes 15 and 20 of the Consolidated Financial Statements included in Item 18 of this Annual Report on Form 20-F.

(2)	Interest due on total debt has been estimated using rates contractually agreed with lenders.

(3)	The leases relate to the leasing of manufacturing facilities and stores by several of the Group’s companies.

Under Italian law, the Company and its Italian subsidiaries are required to pay a termination indemnity to their employees when these cease their employment with the Company or the relevant subsidiary. Likewise, the Company and its Italian subsidiaries are required to pay an indemnity to their sales agents upon termination of the sales agent’s agreement. As of December 31, 2016, the Group had accrued an aggregate employee termination indemnity of €17.8 million. In addition, as of December 31, 2016, the Company had accrued an aggregate sales agent termination indemnity of €1.1 million, whereas the one-time termination indemnity was completely utilized. See Notes 3(n) and 21 of the Consolidated Financial Statements included in Item 18 of this Annual Report. These amounts are not reflected in the table above. It is not possible to determine when the amounts that have been accrued will become payable.

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

On October 10, 2013, shortly before the expiration of the 2011 agreement, the Company entered into the 2013 Italian Reorganization Agreement with local institutions, Italian trade unions, the Ministries of Economic Development and of Labor and Social Policy and the regions of Puglia and Basilicata governing the reorganization plan for the Group’s Italian operations. The plan contemplated by the 2013 Italian Reorganization Agreement anticipated future layoffs of 1,506 employees (instead of the 1,060 contemplated by the agreement signed in 2011). Due to the complexity of the measures envisioned by the plan and in order to better manage workforce reductions, the Company and the trade unions obtained a one-year extension of the Company’s participation in the CIGS through October 15, 2014. The Company anticipated making incentive payments to induce the voluntary resignation of up to 600 employees at the conclusion of the period covered by the CIGS program. As a result, in 2013, the Company increased the one-time termination benefits reserve with an accrual of €19.9 million, which was recorded as an expense.

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

During 2015, the Company granted incentive payments to 78 workers, for a total amount of €4.5 million. In addition, 100 workers, who were originally employed at the Ginosa plant, were re-employed at the Jesce, Matera, and Laterza plants. As for the remaining redundancy, on July 28, 2015, a new incentive payment program was launched, with an ultimate deadline of June 30, 2016. As of December 31, 2015, 65 workers participated in the new incentive payment program. As a result of these programs, the estimated remaining redundancy was 359 workers. Based on this new estimate of the number of redundancies, an accrual of €3.4 million was posted in 2015 to the one-termination benefit reserve. Therefore, the remaining provision of €10.2 million at 2015 year-end has been deemed as sufficient to cover the cost of future layoffs.

During 2016, 220 workers accepted aggregate incentive payments of €11.6 million pursuant to a voluntary mobility program. For more information on these payments, see “—Critical Accounting Policies and Estimated—One-Time Termination Benefits”. For further information, please see “Item 5. Operating and Financial Review and Prospects—One-Time Termination Benefits” and Notes 3(n) and 21 of the Consolidated Financial Statements included in Item 18 of this Annual Report.

The Group is also involved in a number of claims (including tax claims) and legal actions arising in the ordinary course of business. As of December 31, 2016, the Group had accrued provisions relating to these contingent liabilities in the amount of €11.2 million. See “Item 8. Financial Information—Legal and Governmental Proceedings” and Notes 21 and 28 to the Consolidated Financial Statements included in Item  18 of this Annual Report.

Trend information

Although, global growth has been gradually recovering since last summer, contrary to expectations, this has not translated into a solid recovery in world trade.

The recovery of the global economy is subject to a number of factors, most of which remain uncertain. The prospects for the United States will depend on the economic policies enacted by the new administration, which have not yet been formulated in detail: certain prospective fiscal policy measures could have an expansionary effect, which is difficult to quantify at the moment, while restrictions on trade could have a negative impact. The normalization of U.S. monetary policy and the evolution of exchange rates could be accompanied by turbulence in emerging countries.

In Europe, a high degree of uncertainty continues to surround the negotiations that will define the new trade relationship between the European Union and the United Kingdom. Furthermore, a resurgence of the sovereign debt crisis in certain European countries could diminish the banking industry’s ability to lend to the real economy, thus setting in motion a negative spiral of declining production, higher unemployment and a weakening financial sector.

In the United Kingdom, positive signs have arisen by real economy indicators, helping to dispel fears of an abrupt slowdown following the Brexit referendum. Uncertainty about the medium-term economic repercussions of the United Kingdom’s withdrawal from the European Union remains acute.

In Japan, GDP growth slowed, suffering from persistently weak consumption and investment. Recent data still provides for an uncertain outlook, although the expansionary fiscal policy measures recently passed could rekindle national demand.

Growth in China remained stable, even if the latest data suggest a moderate strengthening of the domestic components of demand in the fourth quarter, partly as a result of fiscal and monetary stimulus. Some risks remain, however, concerning the high level of private sector and local government debt and a possible slippage of housing prices, which have gone up in the last two years.

In India, GDP continued to grow, while industrial production expanded at a very moderate pace. The actions on banknotes circulation, recently implemented by the local government to reduce local corruption and tax evasion, have resulted in a strong curb on consumption and on economic activity.

In Brazil, the recession remains severe, with the economy still contracting and the short-term economic outlook uncertain, owing partly to the still unsettled political situation.

In Russia, following the recovery in oil prices, the decline in GDP eased somewhat, strengthening the prospects for a return to a moderate growth.

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

The order flow for the first weeks of the 2017, assuming current foreign exchange rates, as compared to the same period in 2016, does not show significant differences. The Natuzzi division reported, in the period considered, a small increase as compared to the same period last year, as the recent efforts in implementing the retail strategy continued to show encouraging results also in the first part of 2017. In contrast, the Softaly division was down medium single-digit.

The Americas region was up medium single-digit for the first 13 weeks of 2017 versus the same period in 2016, with the Natuzzi branded sales marking a low double-digit growth, more than offsetting the decreasing sales of the Softaly division.

In the EMEA region, order flow was down medium single-digit, both for the Natuzzi and Softaly divisions. Negative performance were reported in the Italian market, where a strategic repositioning of the Divani&Divani by Natuzzi network is still under way.

The Asia-Pacific region reported a double-digit increase in the order flow, due to the strong performance in Natuzzi branded products, also supported by the retail penetration in China through the opening of new Natuzzi Editions stores, with private label up by medium single digit versus the same period in 2016.

The Group is focusing its efforts on core countries and/or regions, such as North America, the United Kingdom and China, with the goal to gain market share from competitors through the new Natuzzi Italia retail format, marketing campaigns and product innovation.

The efforts the Company has made over the last several years on expanding its product offering and on points of sale, together with high Natuzzi brand recognition, are expected to support growth in those markets that the Company considers to be the most important.

As for raw materials, for the first several months of 2017, the Group experienced a degree of inflationary pressure, most evident in chemicals and less-so with regards to leather cost. The Group does not expect this trend in raw materials to revert in the following months.

Off-Balance Sheet Arrangements

As of December 31, 2016, neither Natuzzi S.p.A. nor any of its subsidiaries was a party to any off-balance sheet arrangements.

Related Party Transactions

Please see “Item 7. Major Shareholders and Related Party Transactions” of this Annual Report.

New Accounting Standards under Italian and U.S. GAAP

Process of Transition to International Accounting Standards — Following the entry into force of European Regulation No. 1606 of July 2002, EU companies whose securities are traded on regulated markets in the EU have been required, since 2005, to adopt International Financial Reporting Standards (“IFRS”), formerly known as IAS, in the preparation of their consolidated financial statements. Given that the Company’s securities are only traded on the New York Stock Exchange (the “NYSE”), the Company is not subject to this requirement and continues to report its financial results in accordance with Italian GAAP and to provide the required reconciliation of certain items to U.S. GAAP in the Company’s Annual Reports on Form 20-F.

Italian GAAP — As consequence of the application of the new Italian legislation introduced by Legislative Decree no. 139 of August 2015, which endorsed the EU Directive 34/2013, in December 2016, the Italian Accounting Profession (OIC) issued new accounting standards applicable for the annual reporting periods beginning on or after January, 1 2016. Therefore, the consolidated financial statements of the Company as of December 31, 2016 have been prepared in compliance with these new accounting standards that led only to changes in the classification of some financial statements captions, while there were no changes in the Natuzzi’s accounting policies. These changes have been applied using the retrospective method, as if the new classification had always been applied.

The changes that have affected the consolidated financial statements of the Company as of December 31, 2016 are related to the change in the presentation of other income (expense), net. Under the previous accounting standard the impairment loss of long-lived assets and non-current investments and the accrual for the one-time termination benefits were classified in the caption “other (expense), net” of the consolidated statements of operations. Under the new accounting standard such costs are classified in the cost of sales, selling expenses and general and administrative expenses based on the function of the cost to which they relate. For additional details refer to notes 25, 26 and 28 included in Item 18 of this Annual Report.

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

On November 20, 2015, the FASB issued ASU 2015-17 – Simplify Balance Sheet Classification of Deferred Taxes. Topic 740, Income Taxes, requires an entity to separate deferred income tax liabilities and assets into current and noncurrent amounts in a classified statement of financial position. Deferred tax liabilities and assets are classified as current or noncurrent based on the classification of the related asset or liability for financial reporting. Deferred tax liabilities and assets that are not related to an asset or liability for financial reporting are classified according to the expected reversal date of the temporary difference. To simplify the presentation of deferred income taxes, the amendments in this Update require that deferred income tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. Early adoption is permitted. The Company will adopt this standard in fiscal year 2017 and does not expect it to have a material impact on the Company’s financial statements.

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

On February 25, 2016 the FASB issued ASU 2016 – 02 – Leases, (Topic 842). The amendments in this Update are to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. Early adoption is permitted. The Company has chosen not to early adopt this standard. The adoption of this standard, although it will increase reported assets and liabilities, is not expected to have a material impact on the Company’s financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which significantly changes the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life. Such new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted. The Company is evaluating the provisions of this standard, but it does not expect adoption to have a material impact on the Company’s consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which addresses eight classification issues related to the statement of cash flows:

•	Debt prepayment or debt extinguishment costs;

•	Settlement of zero-coupon bonds;

•	Contingent consideration payments made after a business combination;

•	Proceeds from the settlement of insurance claims;

•	Proceeds from the settlement of corporate-owned life insurance policies, including bank-owned life insurance policies;

•	Distributions received from equity method investees;

•	Beneficial interests in securitization transactions; and

•	Separately identifiable cash flows and application of the predominance principle.

This standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. Early adoption is permitted. The Company is evaluating the provisions of this standard, but it does not expect adoption to have a material impact on the Company’s consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which provides a new framework for determining whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. Early adoption is permitted. The adoption of this standard is not expected to have a material impact on the Company’s financial statements.

In January 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment which requires an entity to no longer perform a hypothetical purchase price allocation to measure goodwill impairment. Instead, impairment will be measured using the difference between the carrying amount and the fair value of the reporting unit. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15,2019. Early adoption is permitted. The adoption of this standard is not expected to have a material impact on the Company’s financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The board of directors of Natuzzi S.p.A. currently consists of seven members, all of whom were elected at the Company’s annual general shareholders’ meeting held on April 29, 2017. All of the members of the board of directors were elected for a one-year period. The directors and senior executive officers of the Company as of April 29, 2017, were as follows:

Name	Age	Position within the Company
Pasquale Natuzzi *	77	Chairman of the Board of Directors and CEO
Antonia Isabella Perrone *	47	Non-executive Director
Giuseppe Antonio D’Angelo *	51	Non-executive Director
Cristina Finocchi Mahne*	51	Non-executive Director
Ernesto Greco*	66	Non-executive Director
Vincenzo Perrone*	58	Non-executive Director
Stefania Saviolo*	52	Non-executive Director
Vittorio Notarpietro	54	Chief Financial Officer (“CFO”)
Antonio Cavallera	38	Chief HR, IT, Organization and Corporate Communications Officer
Claudia Lamarca	36	Internal Control Systems Manager
Daniele Alessandro Casone	35	Strategic Planning Manager
Giambattista Massaro	55	Chief Procurement & Supply Chain Officer
Nazzario Pozzi	46	Chief Natuzzi Division Officer
Giovanni Tucci	46	Chief Softaly Officer
Filippo Petrera	53	Chief Manufacturing, Product & Innovation Officer
Francesco Stasolla	51	Managing Director Italsofa Romania
Umberto Longobardo	51	Chief Quality & Customer Care Natuzzi Officer
Michele Leone	45	Engineering Director
Ottavio Milano	51	Managing Director Italsofa Nordeste e VP Region Sales South Americas and Brazil
Richard Tan	56	Managing Director Natuzzi China

*	The above mentioned members of the board of directors were elected at the Company’s annual general shareholders’ meeting held on April 29, 2017.

Pasquale Natuzzi, currently Chairman of the Board of Directors and CEO. He founded the Company in 1959. Mr. Natuzzi held the title of sole director of the Company from its incorporation in 1972 until 1991, when he became the Chairman of the Board of Directors. Mr. Natuzzi has creative skills and is directly involved with brand development and product styling. He takes care of strategic partnerships with existing and new accounts.

Antonia Isabella Perrone is a Non-executive Director and is involved in the main areas of Natuzzi Group management, from the definition of strategies to retail distribution, marketing and brand development, and foreign transactions. In 1998, she was appointed sole director of a company in the agricultural-food sector, wholly owned by the Natuzzi Family. She joined the Natuzzi Group in 1994, dealing with marketing and communication for the Italian market under the scope of retail development management until 1997. She has been married to Pasquale Natuzzi since 1997.

Giuseppe Antonio D’Angelo is a Non-executive Director of the Company and is currently Executive Vice President of Anglo-America & CIS regions with Ferrero International SA. Before joining Ferrero in 2009, he acquired significant international experience in general management of multinational companies such as General Mills (from 1997 to 2009), S.C. Johnson & Son (from 1991 to 1997) and Procter & Gamble (from 1989 to 1991). Mr. D’Angelo earned his Bachelor of Arts degree in Economics from LUISS University of Rome in 1988. He received certification from Harvard Business School in the Advanced Management Program in 2004.

Cristina Finocchi Mahne is a Non-executive Director of the Company and is currently Professor of Advanced Business Administration at the Faculty of Economics, La Sapienza University of Rome, and of Corporate Governance at Luiss Business School. She is a member of the board of directors and of the remuneration & nomination, related parties and control & risk committees of Trevi Group, a listed multinational foundation engineering company (since 2013) and a member of the board and of the risk and related parties committees of Banco di Desio e della Brianza Group, a listed banking group (since 2013). She previously served from 2010 to 2013 on the board of directors of Pms Group, a listed strategic communication and corporate governance advisory firm. She is Co-Chair of the Italian Chapter of WCD (WomenCorporateDirectors), an international think tank, reserved to executive and independent board members, focused on best practices in corporate governance. She began her career in corporate finance at Euromobiliare, a merchant bank owned by HSBC and then gained additional experience in finance at Tamburi&Associati, JP Morgan, Hill & Knowlton and Fineco Group. She is the author of articles published in leading Italian economic newspapers and international publications. Prof. Finocchi Mahne earned her Degree in Economics and Business from La Sapienza University of Rome and her MBA from LUISS Business School.

Ernesto Greco is a Non-executive Director of the Company and since October 2007 has been the Chief Financial Officer and General Manager for Administration, Control and Information Systems of the Ferragamo Group. He started his professional career working in large chemical groups, including Montedison and Eni, as well as in high tech companies such as Hewlett Packard and Wang Laboratories in controllership and finance related positions. From 1989 to 2006 he served as Chief Financial Officer at the Bulgari Group and, from 2006 to 2007, he served as Chief Executive Officer of the Natuzzi Group.

Vincenzo Perrone is a Non-executive Director of the Company and is currently Professor of Organizational Theory and Behavior at Bocconi University—Milan, Italy, where he also previously served as Director of the Organizational and Human Resource Management Department of the Bocconi School of Management (1996—2002), Chairman of the Institute of Organization and Information Systems (2001—2007) and Vice-Rector for Research (2008—2012). He was a visiting professor at Carlson School of Management at the University of Minnesota from 1992 to 1994. He currently serves on the board of publishing company Egea S.p.A. (since June 2009) and of Aviva Italia Holding (since 2015), an insurance company where he also serves as a member of the risk, auditing and remuneration committees. He has prior experience as a member of the board of directors of ClarisVita S.p.A. (2003—2005), ACTA S.p.A. (2004), IP Cleaning S.p.A. (2004—2008) and Società Autostrada Pedemontana Lombarda S.p.A. (2009—2011) and served on the advisory boards of Arthur Andersen MBA S.r.l. (1999—2000) and SAP Italia S.p.A. (2000—2001), as a member of the Technical and Scientific Oversight Board for procurement studies overseen by the Ministry of Economy and Finance – Treasury Department, on board committees responsible for awarding public tenders organized by Consip S.p.A. (2000—2003), on the Technical Committee for Research and Innovation of Confindustria (2004—2008) and on the Technical Commission for Public Finance at the Ministry of Economy and Finance (2007—2008). He has served as the Director of the Bocconi School of Management’s Economia & Management journal and has served as a reviewer for the Academy of Management Journal, Academy of Management Review, Organization Science (editorial board member) and Journal of International Business Studies. He has published several books and articles both in Italian and international journals.

Stefania Saviolo is a Non-executive Director of the Company. She is currently Professor of Management at Bocconi University and SDA Bocconi School of Management where, since 2013, she has been the Director of the Luxury & Fashion Knowledge Center and, since 2001, founder and director of the Master in Fashion, Experience & Design Management in partnership with Fondazione Altagamma. She was a visiting scholar at the Stern School of Business, New York University and also served as a visiting professor at Fudan University in Shanghai, China. She is a member of the board of directors of TXT e-solutions, a listed international software products and solutions vendor, where she is also member of the risk committee and President of the remuneration committee. She has gained expertise in brand and retail management, product marketing and international strategies as a senior consultant for international fashion, luxury and design companies. She is the author and co-author of several books and articles diffused at international level, particularly in the luxury, fashion and design industries.

Antonio Cavallera is the Chief HR, IT, Organization, Legal and Corporate Communications Officer. He joined the Group in 2006 and from September 2011 to November 2015, he served as Chief Strategic Planning Officer of the Company with principle responsibility for defining and monitoring the goals of the Transformation Plan project. He joined the Company in December 2005 and covered roles of increasing responsibility in the Human Resources & Organization Department. From November 2010 to August 2011 he was Corporate & Commercial Human Resources Manager and from June 2009 to November 2010 as Commercial Human Resources Manager. He has also served as Training & Change Management Manager from July 2008 to June 2009 and HR Retail Specialist from September 2006 to June 2009.

Vittorio Notarpietro is the CFO of the Company. He joined the Group in 2009 and from 1991 to 1998, he was the Finance Director and Investor Relations Manager for the Group. From 1999 to 2006, he was Vice President for Finance for IT Holding Group. From 2006 to 2009, he was the CEO of Malo S.p.A., a leading Italian company in the luxury sector. He re-joined the Group in September 2009.

Nazzario Pozzi is the Chief Natuzzi Division Officer. He joined the Group in 2016 and is responsible for the growth strategy relating to the brand strategy, brand communication, consumer strategy, research and development, style and design, merchandising, product development and product engineering, marketing, global retail and sales operations, customer acquisition and customer care. He graduated from Harvard Business School. Throughout his career, he has held general management positions in brands and retail businesses at global level and in the luxury goods, consumer goods and cross-industry retail sectors. He has managed brand strategies and profitable growth in brands such as HUGO BOSS, Salvatore Ferragamo and DIESEL, and has served as senior strategy advisor to the CEO of Baccarat.

Giovanni Tucci is the Chief Softaly Officer of the Natuzzi Group. He joined the Group in 2013 and is responsible for the worldwide merchandising and sales for both the commercial and the industrial elements of business, overseeing a global team of 50 individuals. He joined the Group in January 2013 as Private Label Sales Director for EMEA, bringing many years of experience in merchandising and sales, having previously worked in both the automotive and wholesale furniture industries.

Giambattista Massaro is the Chief Procurement & Supply Chain Officer. In addition, he is Chairman of the board of directors of Natco, IMPE and Italsofa Romania s.r.l, subsidiaries of Natuzzi Group. He joined the Company in 1987 as a buyer and from 1993 to 2007, served as General Manager of Purchasing, Logistics and Overseas Operation and a member of the Board of Directors. From 1992 to 1993, he served as the assistant to Mr. Natuzzi, and from 1990 to 1992, he was Pricing and Costs Manager. He returned to the Company in January 2010 after his service as the CEO of Ixina Italy S.r.l. - Snaidero Group from 2007 to 2009. He also previously served as Chairman of Natco, Natuzzi Trade Service S.r.l. and Lagene, as well as a director of Italsofa Bahia Ltda., Italsofa Romania S.r.l. and Natuzzi Asia Ltd.

Umberto Longobardo is the Chief Quality & Customer Care Natuzzi Officer. He joined the Group in January 2017. He graduated with a degree in Mechanical Engineering and started his career in Nuovo Pignone SpA (General Electric) as Plant Quality Manager, then as Plant Manufacturing & Maintenance Manager. Starting in 2001, he worked for Indesit S.p.A., where he held positions of increasing responsibility as Plant Quality Control Manager, Plant Operations Manager and Returns Manager. In 2008, he joined Gucci Logistics S.p.A. - Kering Group, a global luxury group representing brands such as Gucci, Bottega Veneta, Saint Laurant and Stella McCartney, where served in roles in the quality management and after sales departments, including as worldwide Quality & After Sales Service Director.

Filippo Petrera is the Chief Manufacturing, Product and Innovation Officer of the Group. He is also the CEO of IMPE, subsidiaries of Natuzzi Group. He joined the company in 1995 performing increasing role of responsibilities within the Group. He was Corporate Quality Director from 2000 to 2002, Product Development and After Sales Director from 2002 to 2009, Corporate Purchasing Director from 2009 to 2010 and CEO IMPE since 2010. Prior to that, he was Technical Service Coordinator for Petrosillo Engineering Group and Quality Manager for Nuovo Pignone.

Richard Tan is Chairman and Managing Director of Natuzzi China Ltd, a subsidiary of the Natuzzi Group. He has worked in the upholstery business for 23 years. In November 2000, he began a cooperation with Natuzzi Asia Ltd to start-up its Chinese production operations. He was appointed as Chairman of Italsofa (Shanghai) Limited in October 2002.

Francesco Stasolla is Chairman and Managing Director of Italsofa Romania S.r.l., a subsidiary of the Natuzzi Group. He started at Natuzzi in January 1988 as a buyer.

Ottavio Milano is the Managing Director of Italsofa Nordeste S.A., a subsidiary of the Natuzzi Group. He is also VP Sales Region South Americas & Brazil. He joined the Company in 1992 within the General Accounting department, performing increasing roles of responsibilities within the Group. In 1994, he helped create the Internal Audit Department after the listing of Natuzzi S.p.A. to the NYSE. From 1999 to 2008, he was Corporate Controlling Director. From 2008 to October 2011, he was Business Project Implementation Manager within the Operations Department. From November 2011 to the beginning of 2013, he was General Manager for Natco. Before working at Natuzzi, he started his career at a tax consulting office.

Michele Leone is the Engineering Director of the Group, a position he has served in since October 2014. He joined the Company in 1996 and covered roles of increasing responsibility in the Engineering and Innovation Departments. From May 2008 until November 2013, he was Maintenance & Technical Service Manager of the Group. In his experience, he has managed the OHSAS 18001 & ISO 14001. From July 2007 until May 2008, he served as Project & Technology Manager. From January 2002 to June 2007, he was Engineering & Maintenance Manager of the Italsofa Romania. He has also served in the Maintenance Department from October 1996 to December 2001.

Claudia Lamarca is the Internal Control System Manager of the Group, having joined the Group in March of 2008 initially as an auditor. She joined the Group after gaining substantial experience in the Fiat Group, where she worked as auditor and specialist in the Sarbanes-Oxley Act of 2002 for three years.

Daniele Alessandro Casone is the Head of the Corporate Strategic Planning department. He joined the Company in December 2011. Reporting to the CEO, he is in charge of defining the medium-to long-term strategy, establishing and reviewing key strategic priorities and translating them into a comprehensive strategic plan, monitoring execution of the strategic plan, ensuring departmental/unit strategic planning projects reflect organizational strategic priorities, developing inclusive planning processes and translating strategies into actionable and quantitative plans, and in general, he acts as a resource across the organization to contribute to the cohesion of strategic plans. He has substantial experience with Accenture and KPMG in planning and control, including, experience serving as a Project Manager for many projects for Italian and international companies (Europe & US) in different industries such as beverage, fashion, pharmaceuticals and energy.

Compensation of Directors and Officers

As a matter of Italian law and under our By-laws, the compensation of executive directors, including the CEO, is determined by the Board of Directors, after consultation with the board of statutory auditors, within a maximum amount established by the Company’s shareholders. The Company’s shareholders determine the base compensation for all members of the Board of Directors, including non-executive directors. Compensation of the Company’s executive officers (for performing their role as such) is determined by the CEO. None of our directors or senior executive officers is party to a contract with the Company that would entitle such persons to benefits upon the termination of service as a director or employment, as the case may be.

Aggregate compensation paid by the Group to the directors and officers was approximately € 2.9 million in 2016.

The compensation paid in 2016 to the members of the Board of Directors is set forth below individually:

Name	Base Compensation
Pasquale Natuzzi	€120,000.00
Antonia Isabella Perrone	€25,000.00
Giuseppe Antonio D’Angelo	€25,000.00
Cristina Finocchi Mahne	€25,000.00
Stefania Saviolo	€25,000.00
Ernesto Greco	€25,000.00
Dimitri Duffeleer*	€25,000.00
Vincenzo Perrone	€25,000.00

*	The term of Dimitri Duffeleer’s membership on the Company’s board of directors expired on April 29, 2017.

A new incentive system (the “MBO system”) was implemented in 2016. Approximately 100 managers from around the world participate in the MBO system. The Company will only pay a bonus pursuant to the MBO system if certain budget results relating to the operating result and cash flow index are achieved.

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

During 2016, the Group’s statutory auditors received approximately €0.1 million in compensation in the aggregate for their services to the Company and its Italian subsidiaries.

We are subject to Rule 10A-3 (“Rule 10A-3”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which requires, absent an exemption, that a listed company maintain an audit committee composed of members of the issuer’s board of directors that meet certain independence requirements.

The Company relies on an exemption from the Rule 10A-3 requirements provided by Rule 10A-3(c)(3) of the Exchange Act for foreign private issuers with a board of statutory auditors established in accordance with local law or listing requirements and subject to independence requirements under local law or listing requirements. See “Item 16D. Exemption from Listing Standards for Audit Committees” for more information.

Employees

The following table illustrates the breakdown of the Group’s employees by qualification and location for the periods indicated:

Qualification	As of December 31,			Change 2016/2015	Change 2015/2014
	2016	2015	2014
Top managers	56	58	65	(2)	(7)
Middle managers	202	172	175	30	(3)
Clerks	981	952	990	30	(38)
Laborers	3,932	4,459	4,788	(527)	(329)
Total	5,171	5,641	6,018	(470)	(377)

Location	As of December 31,			Change 2016/2015	Change 2015/2014
	2016	2015	2014
Italy	2,268	2,565	2,655	(297)	(90)
Outside Italy	2,903	3,076	3,363	(173)	(287)
Total	5,171	5,641	6,018	(470)	(377)

We completed the employee reorganization plan, called the “Italy Plan”, in 2016. As a result, in 2016, we reduced our total workforce by 364 units, of which 188 workers accepted incentives in exchange for voluntarily terminating their employment with the Company, and 176 opposed employment termination. During 2016, we experienced four days of strikes in relation to employment termination; however, this did not have a major impact on the Company’s operations.

On March 22, 2016 the Company, trade unions and the Economic Development Ministry agreed to extend the Solidarity Agreement for a one-year period, which, as a result, affected 1,915 employees, workers in particular.

On March 27 2017, the same parties agreed to extend the Solidarity Agreement through December 2018, which, as a result, affected 1,909 employees, workers in particular

Employee Development

In 2016, we re-designed our performance appraisal processes, which has attracted high participation among the workforce. There are two components of performance appraisals: the “key result areas”, which provides an understanding of the duties and/or specific objectives of each individual role to be evaluated, and the “nine performance dimensions,” which analyzes how the employees should work. Since its inception, this process has improved communication between managers and employees and increased employee engagement and alignment between Company and individual objectives. A key characteristic of this process is the employee’s ability to provide the Company with “key result areas”, creating a bottom-up approach. For 2016, 87% of employees agreed with their managers on key result areas, demonstrating the attention that employees place on processes that promote dialogue and feedback.

In addition to the performance appraisal process, we have continued to improve our human resources management systems and processes. The Company is also engaged in the design and implementation of a “Global Grading System” as a way to assess organizational roles and positions. We seek to achieve the following objectives:

•	Provide effective solutions for rewarding and promoting talent;

•	Create greater consistency and transparency among roles across different functions and geographies; and

•	Adopt best practices on reward management by aligning business needs with those of employees.

In 2016, we outlined a strategy to invest in new employees, to empower the development of sales and retail activities and to further refine our customer-oriented culture.

In 2016 the Company was focused on covering specific profiles with managerial skills, such as the Retail Operation Director, Retail Development Manager, Marketing Manager, Product Merchandising Manager, South Europe Sales Director, Art Directors. At the same time, we provided opportunities to new graduates (with degrees only in engineering, economics and languages), who participated in a six-month internship program with customer care, product development and design divisions of the Company. We extended employment contracts to many of the participants in the internship program.

In 2016, we hired a total of 40 people, of which 10 serve at the manager level and 30 act in junior roles. In addition, we won three awards from the “Consorzio Almalaurea” recognizing the Company’s dedication to educating youth through internship programs.

We entered into recruitment agreement with the following universities and institutions:

•	University of Bari “Aldo Moro”;

•	Polytechnic of Bari;

•	Spegea Business School, Bari;

•	La Sapienza University of Roma;

•	Fondazione Italia – Cina;

•	Polytechnic of Milano;

•	Consorzio interuniversitario Almalaurea;

•	Cooperation agreement Technical University of Cluj-Napoca;

•	ITS Antonio Cuccovillo, Bari.

We have also collaborated on the development of three important educational projects, which are:

•	“Progettazione del biennio di Alta specializzazione in Meccanica del legno dell’ITS Cuccovillo di Bari”;

•	University of Bari “Aldo Moro”, department of management and economy and corporate law, about Marketing course (totally in English);

•	“Alternanza scuola lavoro”, where we host students attending local schools for a training program.

Training has always been a fundamental cornerstone of Natuzzi’s organization and, as such, Natuzzi has and continues to support the development and the maintenance of staff skills. In particular, in 2016, we offered:

•	specialized courses on new accounting principles;

•	Master in Business Administration at “Bocconi” university, Milan;

•	specialized courses on visual merchandising, design for visual spaces, methodology for competitive analysis and innovation management. Our human resources team applied the “assessment method” to these courses in order to assess the adequacy of employee capabilities and improve employee’s key skills;

•	the “Natuzzi Performance Appraisal” project, which trained 327 corporate employees in performance evaluation processes;

•	training courses on Certificazione FSC (Forest Stewardship Council) and updates on ISO 9001 requirements;

•	seven different language training courses, on both a group and one-to-one basis, to employees, managers and executives;

•	induction courses for new employees; and

•	training to 330 employees resigning from the Company as of October 2016 in connection with production processes, such as quality, lean production and safety, which took place periodically in July-September 2016.

The Company also participated in a tender, Avviso 4/2016 Regione Puglia, to start training courses in six categories: research and development, managerial; quality and customer care, operations and supply chain; and marketing and sales skills. We expected the training courses to being in 2017.

A total of 962 employees participated in our training programs, for a total of 29,353.5 hours.

The type of training provided (broken down by time) is set forth below (percentage according to the number of training sessions):

TRAINING TYPE	%
Induction	1%
Outplacement	58%
Linguistic	4%
Managerial	2%
Health and Safety	33%
Job-specific activities	2%

Share Ownership

Mr. Pasquale Natuzzi, who founded the Company and is currently its CEO and Chairman of the Board of Directors, as of April 21, 2017, beneficially owns an aggregate amount of 30,967,521 Ordinary Shares, representing 56.5% of the Ordinary Shares outstanding (61.6% of the Ordinary Shares outstanding if the 5.1% of the Ordinary Shares owned by members of Mr. Natuzzi’s immediate family (the “Natuzzi Family”) are aggregated).

As a result, Mr. Natuzzi controls Natuzzi S.p.A., including its management and the selection of the members of its board of directors. Since December 16, 2003, Mr. Natuzzi has held his entire beneficial ownership of Natuzzi S.p.A. shares through INVEST 2003 S.r.l., an Italian holding company wholly-owned by Mr. Natuzzi and having its registered office at Via Gobetti 8, Taranto, Italy.

On November 6, 2014, INVEST 2003 s.r.l. completed the purchase of 250,000 ADSs, each representing one Ordinary Share, at a price of U.S.$2.00 per ADS. The purchase was privately negotiated with a single individual and was effected through an escrow arrangement with BNY Mellon.

On July 30, 2014, INVEST 2003 s.r.l. completed the purchase of 500,000 ADSs, each representing one Ordinary Share, at a price of U.S.$2.75 per ADS. The purchase was privately negotiated with a single individual and was effected through an escrow arrangement with BNY Mellon. For more information, refer to Schedule 13D (Amendment No. 2), filed with the SEC on September 14, 2014, that amends and supplements the Schedule 13D, filed with the SEC on April 24, 2008 (as amended by Amendment No. 1 filed on April 8, 2013 (“Amendment No. 1”).

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

Mr. Pasquale Natuzzi, who founded the Company and is currently its CEO and Chairman of the Board of Directors, as of April 21, 2017, beneficially owns an aggregate amount of 30,967,521 Ordinary Shares representing 56.5% of the Ordinary Shares outstanding (61.6% of the Ordinary Shares outstanding if the 5.1% of the Ordinary Shares owned by the Natuzzi Family are aggregated). Since December 16, 2003, Mr. Natuzzi has held his entire beneficial ownership of Natuzzi S.p.A. shares through INVEST 2003 S.r.l., an Italian holding company wholly-owned by Mr. Natuzzi and having its registered office at Via Gobetti 8, Taranto, Italy.

The following table sets forth information, as reflected in the records of the Company as of April 21, 2017, with respect to each person who beneficially owns 5% or more of the Company’s Ordinary Shares or ADSs:

	Number of shares owned	Percent owned
Pasquale Natuzzi (1)	30,967,521	56.5%
Donald Smith & Co., Inc. (2)	3,830,051	7.0%
Quaeroq CVBA (3)	2,760,400	5.0%

(1)	Includes ADSs purchased on April 18, 2008, purchases made from September 27, 2011 through April 30, 2013 under the Rule 10b-18 Plan and two privately negotiated purchases executed on July 30, 2014 and November 6, 2014. If Mr. Natuzzi’s Ordinary Shares are aggregated with those held by members of the Natuzzi Family, the amount owned would be 33,767,521 and the percentage ownership of Ordinary Shares would be 61.6%.
(2)	According to the Schedule 13G filed with the SEC by Donald Smith & Co., Inc. on February 9, 2017
(3)	According to the Schedule 13G filed with the SEC by Quaeroq CVBA on November 18, 2008 (according to last foreign annual report)

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

In addition, the Natuzzi Family has a right of first refusal to purchase all the rights, warrants or other instruments which BNY, as Depositary under the Deposit Agreement, determines may not lawfully or feasibly be made available to owners of ADSs in connection with each rights offering, if any, made to holders of Ordinary Shares. None of the shares held by the above shareholders has any special voting rights.

As of December 31, 2016, 54,853,045 Ordinary Shares were outstanding. As of the same date, there were 21,808,949 ADSs (equivalent to 21,808,949 Ordinary Shares) outstanding. The ADSs represented 39.8% of the total number of Natuzzi Ordinary Shares issued and outstanding.

Since certain Ordinary Shares and ADSs are held by brokers or other nominees, the number of direct record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States or of where the direct beneficial owners of such shares are resident.

Related Party Transactions

In 2016 and 2015, the Company had business relations with related parties conducted at arm’s length conditions, that consisted of sales of sofas and furnishings. Transactions with related parties amounted to €5.4 million in 2016 sales and €6.0 million in 2015 sales.

In addition, in 2016 the Company acquired from a related party 100% of a business composed by four “Divani&Divani by Natuzzi” stores, located in the North East of Italy, for a cash consideration of €2.5 million. Such business has been acquired at arm’s length conditions. For further information, see Note 1 of the Consolidated Financial Statements included in Item 18 of this Annual Report.

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

ITEM 8. FINANCIAL INFORMATION

Consolidated Financial Statements

Please refer to “Item 18. Financial Statements” of this Annual Report.

Export Sales

Export sales from Italy totaled approximately €112.3 million in 2016, down 1.0% from 2015. That figure represents 27.5% of the Group’s 2016 net leather and fabric-upholstered furniture sales.

Legal and Governmental Proceedings

The Group is involved in tax and legal proceedings, including several minor claims and legal actions, arising in the ordinary course of business with suppliers and employees. The provision recorded against these claims is €11.2 million as of December 31, 2016 (€6.6 million as of December 31, 2015).

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

Dividends

Considering that the Group reported a negative net result in 2016 and considering the capital requirements necessary to implement the restructuring of the operations and its planned retail and marketing activities, the Group decided not to distribute dividends in respect of the year ended on December 31, 2016. The Group has also not paid dividends in any of the prior three fiscal years.

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

ITEM 9. THE OFFER AND LISTING

Trading Markets and Share Prices

Natuzzi’s Ordinary Shares are listed on the NYSE in the form of ADSs under the symbol “NTZ.” Neither the Company’s Ordinary Shares nor its ADSs are listed on a securities exchange outside the United States. BNY is the Company’s Depositary for purposes of issuing the American Depositary Receipts evidencing ADSs.

Trading in the ADSs on the NYSE commenced on May 13, 1993. The following table sets forth, for the periods indicated, the high and low market prices on an intraday basis per ADS as reported by the NYSE.

	New York Stock Exchange
	Price per ADS (in US dollars)
	High	Low
2012	3.82	1.77
2013	2.60	1.70
2014	3.22	1.33
2015	2.90	1.35
2016	2.38	1.28

	High	Low
2015
First quarter	1.85	1.35
Second quarter	2.90	1.59
Third quarter	2.49	1.44
Fourth quarter	2.04	1.45

	High	Low
2016
First quarter	1.67	1.28
Second quarter	1.64	1.39
Third quarter	1.78	1.42
Fourth quarter	2.38	1.50

	High	Low
2017
First quarter	2.89	2.02

	High	Low
Monthly data
October 2016	1.78	1.60
November 2016	1.74	1.50
December 2016	2.38	1.54
January 2017	2.44	2.02
February 2017	2.70	2.03
March 2017	2.89	2.50
April, through 25, 2017	3.30	2.65

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

Dividends will be paid in the manner and on the date specified in the shareholders’ resolution approving their payment (usually within 30 days of the annual general meeting). Dividends that are not collected within five years of the date on which they become payable are forfeited to the benefit of the Company. Holders of ADSs will be entitled to receive payments in respect of dividends on the underlying shares through BNY, as ADR Depositary, in accordance with the deposit agreement relating to the ADSs.

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

Board of directors — Under Italian law and pursuant to the Company’s By-laws, the Company may be run by a sole director or by a board of directors, consisting of seven to eleven individuals. The Company is currently run by a board of directors composed of eight individuals (see “Item 6. Directors, Senior Management and Employees”). The board of directors is elected by the Assembly of Shareholders at ordinary shareholders’ meeting, for the period established at the time of election but in no case for longer than three fiscal years. A director, who may, but is not required to be a shareholder of the Company, may be reappointed for successive terms. The board of directors has the full power of ordinary and extraordinary management of the Company and in particular may perform all acts it deems advisable for the achievement of the Company’s corporate purposes, except for the actions reserved by the applicable law or the By-laws to a vote of the shareholders at an ordinary or extraordinary shareholders’ meeting. See also “Item 10. Additional Information—Meetings of Shareholders.”

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

The Company’s board of statutory auditors is required, among other things, to verify that the Company (i) complies with applicable laws and its By-laws, (ii) respects principles of good governance, and (iii) maintains adequate organizational structure and administrative and accounting systems. The Company’s board of statutory auditors must be convened at least once every ninety days. The board of statutory auditors reports to the annual shareholders’ meeting on the results of its activity and the results of the Company’s operations. In addition, the statutory auditors of the Company must be present at meetings of the Company’s board of directors and shareholders’ meetings.

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

Purchase of Shares by the Company — The Company is permitted to purchase shares, subject to certain conditions and limitations provided for by Italian law. Shares may be purchased out of profits available for dividends or out of distributable reserves, in each case as appearing on the latest shareholder-approved stand-alone financial statements. Further, the Company may only repurchase fully paid-in shares. Such purchases must be authorized by the Assembly of Shareholders at ordinary shareholders’ meeting. The aggregate purchase price of such shares may not exceed the earnings reserve specifically approved by shareholders. Shares held in violation of the above conditions and limitations must be sold within one year of the date of purchase. Similar limitations apply with respect to purchases of the Company’s shares by its subsidiaries.

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

Notification of the Acquisition of Shares — In accordance with Italian antitrust laws, the Italian Competition Authority prohibits the acquisition of control in a company which would thereby create or strengthen a dominant position in the domestic market or a significant part thereof and which would result in the elimination or substantial reduction, on a lasting basis, of competition, provided that certain turnover thresholds are exceeded. However, if the turnover of the acquiring party and the company to be acquired exceed certain other monetary thresholds, the antitrust review of the acquisition falls within the exclusive jurisdiction of the European Commission and will be assessed under the EU Merger Regulation (Council Regulation (EC) No 139/2004).

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

Material Contracts

In the two years immediately preceding the filing of this Annual Report on Form 20-F, neither the Company nor any member of the group has been a party to a material contract, other than contracts entered into in the ordinary course of business and the contracts described immediately below:

•	The Securitization Agreement with Muttley S.r.l., and concerning Banca IMI, Intesa San Paolo for the “without recourse” factoring of export-related financial receivables for €35 million, dated July 7, 2015. The Securitization Agreement can be found in Exhibit 4.5 to this Annual Report; in June 21, 2016, we amended the Securitization Agreement to increase the credit line to €55 million.

•	The Company has entered into various agreements with representatives of trade unions regarding the reorganization of its employees, dated March 22, 2016 and March 27, 2017 (the “Italian Reorganization Agreements”). The Italian Reorganization Agreements are attached as Exhibits 4.3, 4.4, 4.6 and 4.7 to this Annual Report.

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

Certain procedural requirements however are imposed by law. Regulations on the use of cash and bearer securities are contained in the legislative decree No.231 of November 21, 2007, as amended from time to time, which implemented in Italy the European directives on anti-money laundering No. 2005/60 and 2006/70. Such legislation requires that transfers of cash or bearer bank or postal passbooks or bearer instruments in Euro or in foreign currency, effected for whatsoever reason between different parties, shall be carried out by means of credit institutions and any other authorized intermediaries when the total amount of the value to be transferred is equal to or more than €1,000. Credit institutions and other intermediaries effecting such transactions on behalf of residents or non-residents of Italy are required to maintain records of such transactions for ten years, which may be inspected at any time by Italian tax and judicial authorities. Non-compliance with the reporting and record-keeping requirements may result in administrative fines or, in the case of false reporting and in certain cases of incomplete reporting, criminal penalties. The Bank of Italy is required to maintain reports for ten years and may use them, directly or through other government offices, to police money laundering, tax evasion and any other unlawful activity.

Individuals, non-profit entities and partnerships that are residents of Italy must disclose on their annual tax returns all investments and financial assets held outside Italy. Such obligation lies also on the aforesaid resident taxpayers who, even if do not own directly investments and financial assets held abroad, qualify as “beneficial owner” of the same. No such tax disclosure is required in respect of securities deposited for management with qualified Italian financial intermediaries and in respect of contracts entered into through their intervention, provided that the items of income derived from such foreign financial assets are subjected to withholding tax or substitute tax through the intervention of the same intermediaries. Corporate residents of Italy are exempt from these tax disclosure requirements with respect to their annual tax returns because this information is required to be disclosed in their financial statements.

There can be no assurance that the current regulatory environment in or outside Italy will persist or that particular policies presently in effect will be maintained, although Italy is required to maintain certain regulations and policies by virtue of its membership of the EU and other international organizations and its adherence to various bilateral and multilateral international agreements.

Taxation

The following is a summary of certain U.S. federal and Italian tax matters. The summary contains a description of the principal U.S. federal and Italian tax consequences of the purchase, ownership and disposition of Ordinary Shares or ADSs by a holder who is a citizen or resident of the United States or a U.S. corporation or who otherwise will be subject to U.S. federal income tax on a net income basis in respect of the Ordinary Shares or ADSs. The summary is not a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase or hold Ordinary Shares or ADSs. In particular, the summary deals only with beneficial owners who will hold Ordinary Shares or ADSs as capital assets and does not address the tax treatment of a beneficial owner who owns 10% or more of the voting shares of the Company or who may be subject to special tax rules, such as banks, tax-exempt entities, insurance companies, partners or partnerships therein, or dealers in securities or currencies, or persons that will hold Ordinary Shares or ADSs as a position in a “straddle” for tax purposes or as part of a “constructive sale” or a “conversion” transaction or other integrated investment comprised of Ordinary Shares or ADSs and one or more other investments. The summary does not address the U.S. Medicare tax on net investment income, the U.S. alternative minimum tax, or any aspect of U.S. state or local tax law. The summary does not discuss the treatment of Ordinary Shares or ADSs that are held in connection with a permanent establishment through which a non-resident beneficial owner carries on business or performs personal services in Italy.

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

For the purpose of the Income Tax Convention and the United States Internal Revenue Code of 1986, as amended, beneficial owners of ADSs evidencing ADSs will be treated as the beneficial owners of the Ordinary Shares represented by those ADSs.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the Ordinary Shares or ADSs will be subject to taxation at reduced rates if the dividends are “qualified dividends”. Dividends paid on the Ordinary Shares or ADSs will be treated as qualified dividends if (i) the Company is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The Income Tax Convention has been approved for the purposes of the qualified dividend rules, and the Company believes it is eligible for the benefits of the Income Tax Convention. Based on the Company’s audited financial statements and relevant market and shareholder data, the Company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2015 or 2016 taxable year. In addition, based on the Company’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC for its 2017 taxable year.

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

Capital gains realized upon disposal of a “qualified” shareholding are partially included in the shareholders’ taxable income, for an amount equal to 49.72% with respect to capital gains realized as of January 1, 2009. If a taxpayer realizes taxable capital gains in excess of 49.72% of capital losses of a similar nature incurred in the same tax year, such excess amount is included in his total taxable income. If 49.72% of such taxpayer’s capital losses exceeds its taxable capital gains, then the excess amount can be carried forward and deducted from the taxable amount of similar capital gains realized by such person in the following tax years, up to the fourth, provided that it is reported in the tax report in the year of disposal. The ordinary Corporate Income Tax rate decreased from 27.5% to 24% as of Fiscal Year 2017; as a consequence thereof, and on the basis of a similar increase which followed the reduction of the ordinary Corporate Income Tax rate in Fiscal Year 2008, said 49.72% ratio is expected to be increased to 58.14% as of Fiscal Year 2018.

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

Italian Financial Transaction Tax — The IFTT is applicable, among other transactions, to all trades entailing the transfer of title of (i) shares or equity-like financial instruments issued by companies resident in Italy, such as the Ordinary Shares; and (ii) securities representing the shares and financial instruments under (i) above (including depositary receipts such as the ADSs), regardless of the residence of the issuer. The IFTT may also apply to the transfer of Ordinary Shares and ADSs by a U.S. resident.

The IFTT will apply at a rate of 0.2% for over-the-counter transactions, reduced to 0.1% for trades executed on a regulated market or multilateral trading facility. The New York Stock Exchange should qualify as a regulated market for such purposes.

The rules governing the IFTT are fairly complex. As to its basic features, it should be noted that the IFTT (i) is levied on a tax base equal to (x) the market value (calculated by taking the net balance of daily trades on the relevant securities) or, in the absence of any such market value, (y) the consideration paid for each trade; and (ii) is borne by the purchaser but is collected by the financial intermediaries (including non-resident financial intermediaries) intervening in the relevant trades.

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

EU Financial Transaction Tax — On February 14, 2013, the European Commission proposed the implementation of the EU FTT (see “Item 3. Key Information—Risk Factors”) that may also apply to the transfer of Ordinary Shares and ADSs by a U.S. resident. This directive has been modified by the European Commission. However, the related EU directive has not yet been enacted. Moreover, the implementation of the proposed EU FTT may also affect the IFTT, as described above. A new draft text for the EU FTT is expected by middle of 2017.

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

Specified Foreign Financial Assets — Certain U.S. owners that own “specified foreign financial assets” with an aggregate value in excess of USD 50,000 are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. owners who fail to report the required information could be subject to substantial penalties. You should consult your own tax advisors concerning the application of these rules to your particular circumstances.

Documents on Display

The Company is subject to the information reporting requirements of the Exchange applicable to foreign private issuers. In accordance therewith, the Company is required to file reports, including annual reports on Form 20-F, and other information with the U.S. Securities and Exchange Commission. These materials, including this Annual Report, are available for inspection and copying at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. As a foreign private issuer, we have been required to make filings with the SEC by electronic means since November 4, 2002. Any filings we make electronically will be available to the public over the Internet at the SEC’s website at http://www.sec.gov. The Form 20-F and reports and other information filed by the Company with the Commission will also be available for inspection by ADS holders at the Corporate Trust Office of BNY at 101 Barclay Street, New York, New York 10286.

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

Exchange Rate Risks — The Group’s foreign exchange rate risks in 2016 arose principally in connection with U.S. dollars, British pounds, Euro (for the Company’s subsidiary located in Eastern Europe), Canadian dollars, Australian dollars, Japanese yen, Danish kroner, Swedish kroner, Norwegian kroner and Swiss francs as well as in connection with Chinese yuan, Romanian Leu, Brazilian Reais, Russian Rubles, Indian Rupee, for the Company’s subsidiaries operating in currencies different from the Euro.

As of December 31, 2016 and 2015, the Group had outstanding trade receivables denominated in foreign currencies totalling €30.5 million and €40.7 million, respectively, of which 55.8% and 54.3%, respectively, were denominated in U.S. dollars. On those same dates, the Group had €22.2 million and €16.3 million, respectively, of trade payables denominated in foreign currencies, principally U.S. dollars. See Notes 6 and 16 to the Consolidated Financial Statements included in Item 18 of this Annual Report.

As of December 31, 2016, the Company was a party to a number of currency forward contracts (known in Italy as domestic currency swaps), all of which are designed to hedge future sales denominated in U.S. dollars and other currencies. As of the same date, no option contract was outstanding (as was the case as of December 31, 2015). The Group does not use such foreign exchange contracts for speculative trading purposes.

As of December 31, 2016, the notional amount in Euro terms of all of the outstanding currency forward contracts totaled €67.5 million. As of December 31, 2015, the notional amounts of all of the outstanding currency forward contracts totaled €53.9 million.

At the end of 2016, such currency forward contracts had notional amounts of U.S.$ 28.8 million, British pounds 13.7 million, €14.0 million, Canadian dollars 7.3 million, Australian dollars 4.4 million, Japanese yen 245.0 million, Danish kroner 4.6 million, and Swedish kroner 4.1 million. All of these forward contracts had various maturities extending through July 2017. See Note 29 to the Consolidated Financial Statements included in Item 18 of this Annual Report. The table below summarizes (in thousands of Euro equivalent) the contractual amounts of currency forward contracts (no options were outstanding) intended to hedge future cash flows from accounts receivable and sales orders as of December 31, 2016 and 2015:

Euro equivalent of contractual amounts of currency forward contracts as of:	December 31,
	2016	2015
U.S. dollars	€26,670	€15,523
British pounds	15,860	15,159
Euro*	13,925	9,818
Canadian dollars	4,965	7,777
Australian dollars	2,964	2,558
Japanese yen	2,117	2,037
Danish Kroner	618	624
Swedish kroner	421	396

Total	€67,540	€53,892

*	Used by the Group’s Romanian subsidiary to hedge its net collections denominated in Euro vs. RON.

As of December 31, 2016, these forward contracts had a net unrealized loss of €1.1 million, compared to a net unrealized loss of €0.1 million as of December 31, 2015. The Group recorded this amount in “other income (expense), net” in its Consolidated Financial Statements. See Note 29 to the Consolidated Financial Statements included in Item 18 of this Annual Report.

The following table presents information regarding the contract amount in thousands of Euro equivalent and the estimated fair value of all of the Group’s foreign exchange contracts: contracts with unrealized gains are presented as “assets” and contracts with unrealized losses are presented as “liabilities.”

	December 31, 2016		December 31, 2015
	Contract Amount	Unrealized gains (losses)	Contract Amount	Unrealized gains (losses)
Assets	25,698	223	20,734	199
Liabilities	41,842	(1,293)	33,158	(293)

Total	€67,540	€(1,070)	€53,892	€(94)

The Group’s foreign currency forward contracts as of December 31, 2016 had maturities of a maximum of seven months. The potential loss in fair value of all of the Group’s forward contracts outstanding as of December 31, 2016 that would have resulted from a hypothetical, instantaneous and unfavorable 10% change in currency exchange rates would have been approximately €8.3 million. This sensitivity analysis assumes an instantaneous and unfavorable 10% fluctuation in exchange rates affecting the foreign currencies of all of the Group’s hedging contracts outstanding as of the end of 2016.

For the accounting of transactions entered into in an effort to reduce the Group’s exchange rate risks, see Notes 3 and 29 to the Consolidated Financial Statements included in Item 18 of this Annual Report.

At December 31, 2016, the Group had €40.2 million in cash and cash equivalents held in Chinese yuan (€29.4 million as at December 31, 2015). Exchange rate fluctuations in respect of this amount could have significant positive or negative effects on our results of operations in future periods.

Interest Rate Risk — To a significantly lesser extent, the Group is also exposed to interest rate risk. As of December 31, 2016, the Group had €36.1 million (equivalent to 10.4% of the Group’s total assets as of the same date) in debt outstanding (bank overdrafts and long-term debt, including the current portion of such debt), which is for the most part subject to floating interest rates. See Notes 15 and 20 to the Consolidated Financial Statements included in Item 18 of this Annual Report.

The potential increase in annual interest expenses on the Group’s total debt (bank overdrafts and long-term debt, including their current portion) that would have resulted from a hypothetical, instantaneous and unfavorable 1.0% change in interest rates would have been approximately €0.2 million. This sensitivity analysis assumes an instantaneous and unfavorable 1.0% increase in the variable interest rates of Group’s total debt outstanding as of December 31, 2016

In the normal course of business, the Group also faces risks that are either non-financial or non-quantifiable. Such risks principally include country risk, credit risk and legal risk.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

ITEM 12A. DEBT SECURITIES

Not applicable.

ITEM 12B. WARRANTS AND RIGHTS

Not applicable.

ITEM 12C. OTHER SECURITIES

Not applicable.

ITEM 12D. AMERICAN DEPOSITARY SHARES

Fees paid by ADS holders — The BNY Mellon, as the Depositary of our ADSs, collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Persons depositing or withdrawing shares must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Depositing or substituting the underlying shares • Selling or exercising rights • Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

Persons depositing or withdrawing shares must pay:	For:

A fee for the distribution of proceeds of sales of securities or rights in an amount equal to the lesser of: (i) the fee for the issuance of ADSs referred to above which would have been charged as a result of the deposit by owners of securities (for purposes hereof treating all such securities as if they were shares) or shares received in exercise of rights distributed to them, respectively, but which securities or rights are instead sold by the Depositary and the net proceeds distributed and (ii) the amount of such proceeds	• Distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to ADS registered holders

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the Depositary or its agent when holders deposit or withdraw shares

Expenses of the Depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) • Converting foreign currency to U.S. dollars

Taxes and other governmental charges the Depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the Depositary or its agents for servicing the deposited securities	• As necessary

Fees payable by the Depositary to the Company

i) Fees incurred in past annual period — From January 1, 2016 to December 31, 2016, the Depositary waived a total of $2,154.28 in administrative fees for routine corporate actions including services relating to Natuzzi’s annual general meeting of shareholders

ii) Fees to be paid in the future — The Company does not have any agreements in place with the Depositary for the payment or reimbursement of fees or other direct or indirect payments by the Depositary to the Company in connection with its ADS program.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures — The Company carried out an evaluation under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2016. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on the Company’s evaluation of its disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2016 to provide reasonable assurance that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s applicable rules and forms, and that it is accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

The Company’s management assessed the effectiveness of its internal control over financial reporting as of December 31, 2016. Based on such assessment, the Company’s management has concluded that as of December 31, 2016, the Company’s internal control over financial reporting was effective and that there were no material weaknesses in the Company’s internal control over financial reporting.

(d) Changes in Internal Control over Financial Reporting — During the period covered by this Annual Report, there were no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company has determined that, because of the existence and nature of its board of statutory auditors, it qualifies for an exemption provided by Rule 10A-3(c)(3) of the Exchange Act from many of the Rule 10A-3 audit committee requirements. The board of statutory auditors has determined that each of its members is an “audit committee financial expert” as defined in Item 16A of Form 20-F. For the names of the members of the board of statutory auditors, see “Item 6. Directors, Senior Management and Employees—Statutory Auditors” and Item 16G. Corporate Governance—Audit Committee and Internal Audit Function.”

Each of the audit committee financial experts is independent under the NYSE Independence Standards that would apply to audit committee members in the absence of our reliance on the exemption in Rule 10A-3(c)(3).

ITEM 16B. CODE OF ETHICS

The Company has adopted a code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act. This code of ethics applies, among others, to the Company’s CEO and CFO. The Company’s code of ethics is downloadable from its website at http://www.natuzzi.com/en-EN/page/code-of-ethics-18.html.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG S.p.A. (“KPMG”) served as Natuzzi S.p.A.’s principal independent public auditor for fiscal year 2016, for which it audited the consolidated financial statements for the year-ended December 31, 2016 included in this Annual Report. Ernst & Young S.p.A. (“Ernst & Young”) served as Natuzzi S.p.A.’s principal independent public auditor for fiscal years 2015 and 2014, for which it audited the consolidated financial statements for the years-ended December 31, 2015 and 2014 included in this Annual Report.

The following table sets forth the aggregate fees billed and billable to the Company by KPMG and Ernst & Young in Italy and abroad during the fiscal years ended December 31, 2016 and 2015, for audit fees, audit–related fees, tax fees and all other fees for audit.

	2016	2015
	(Expressed in thousands of euros)
Audit fees	480	800
Audit-related fees	—	—
Tax fees	—	22
All Other fees	—	6

Total fees	480	828

Audit fees in the above table are the aggregate fees billed and billable in connection with the audit of the Company’s annual financial statements. In particular, 2015 audit fees include the extra fees connected to the postponement of the filing of the annual report on Form 20-F for 2015 due to the considerable time and resources spent by the Company in order to complete its assessment on internal control over financial reporting.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On November 6, 2014, INVEST 2003 s.r.l. completed the purchase of 250,000 ADSs, each representing one Ordinary Share, at a price of U.S.$2.00 per ADS. The purchase was privately negotiated with a single individual and was effected through an escrow arrangement with BNY Mellon. On July 30, 2014, INVEST 2003 s.r.l. completed the purchase of 500,000 ADSs, each representing one Ordinary Share, at a price of U.S.$2.75 per ADS. The purchase was privately negotiated with a single individual and was effected through an escrow arrangement with BNY Mellon. For more information, refer to Schedule 13D (Amendment No. 2), filed with the SEC on September 14, 2014, that amends and supplements the Schedule 13D, filed with the SEC on April 24, 2008 (as amended by Amendment No. 1 filed on April 8, 2013).

From January 1, 2014 to December 31, 2016, no purchases were made by or on behalf of the Company or any other affiliated purchaser of the Company’s Ordinary Shares or ADSs.

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

As a general rule, our company’s main corporate bodies are governed by the Civil Code and are assigned specific powers and duties that are legally binding and cannot be derogated from. The Company follows the traditional Italian corporate governance system, with a board of directors (consiglio di amministrazione) and a separate board of statutory auditors (collegio sindacale) with supervisory functions. The two boards are separate and no individual may be a member of both boards. Both the members of the board of directors and the members of the board of statutory auditors owe duties of loyalty and care to the Company. As required by Italian law, an external auditing firm (società di revisione) is in charge of auditing the Company’s financial statements. The members of the Company’s board of directors and board of statutory auditors, as well as the external auditor, are directly and separately appointed by shareholder resolution at the shareholders’ meetings. This system differs from the unitary system envisaged for U.S. domestic companies by the NYSE listing standards, which contemplate the board of directors serving as the sole governing body.

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

More specifically, a director is not independent if, inter alia, such director or his/her immediate family members has certain specified relationships with the company, its parent, its consolidated subsidiaries, their internal or external auditors, or companies that have significant business relationships with the company, its parent or its consolidated subsidiaries. Ownership of a significant amount of stock, by itself, is not a per se bar to independence.

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

Audit Committee and Internal Audit Function

NYSE Domestic Company Standards — U.S. companies listed on the NYSE are required to have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act and certain additional requirements set by the NYSE. In particular, all members of this committee must be independent and the committee must adopt a written charter. The committee’s prescribed responsibilities include (i) the appointment, compensation, retention and oversight of the external auditors; (ii) establishing procedures for the handling of “whistle blower” complaints regarding accounting, internal accounting controls, or auditing matters; (iii) engaging independent counsel and other advisers, as it determines necessary to carry out its duties and (v) determine appropriate funding for payments to the external auditor, advisors employed by the audit committee and other necessary administrative expenses of the audit committee. A company must also have an internal audit function, which may be outsourced, except to the independent auditor.

Our Practice — Rule 10A-3(c)(3) of the Exchange Act provides that foreign private issuers with a board of statutory auditors established in accordance with local law or listing requirements and meeting specified requirements with regard to independence and responsibilities (including the performance of most of the specific tasks assigned to audit committees by Rule 10A-3, to the extent permitted by local law) (the “Statutory Auditor Requirements”) are exempt from the audit committee requirements established by the rule. The Company is relying on this exemption on the basis of its separate board of statutory auditors, which is permitted by the Civil Code and which satisfies the Statutory Auditor Requirements. Nevertheless our board of statutory auditors, consisting of independent and highly professional experts, complies with the requirements indicated at points (i), (iii) and (iv) of the preceding paragraph. The Company also has an internal audit function, which has not been outsourced.

Compensation Committee

NYSE Domestic Company Standards — U.S. companies listed on the NYSE are required to have a compensation committee (or equivalent) comprised solely of independent directors and have a written charter addressing certain corporate governance matters. The compensation committee must approved the compensation of the CEO and make recommendations to the board of directors with regard to the compensation of other officers, incentive compensation plans and equity-based plans. Disclosure of individual management compensation information for these companies is mandated by the Exchange Act’s proxy rules, from which foreign private issuers are generally exempt.

Our Practice — The Company has not established a compensation committee. As a matter of Italian law and under our By-laws, the compensation of executive directors, including the CEO, is determined by the board of directors, after consultation with the board of statutory auditors, within a maximum amount established by the Company’s shareholders, while the Company’s shareholders determine the base compensation for all members of the Board of Directors, including non-executive directors. Compensation of the Company’s executive officers is determined by the CEO. The Company does not produce a compensation report. However, the Company discloses aggregate compensation of all of its directors and officers as well as individual compensation of each director in Item 6 of its Annual Report.

Nominating Committee

NYSE Domestic Company Standards — Under NYSE standards, a domestic company must have a nominating/corporate governance committee (or equivalent) comprised solely of independent directors, which is responsible for nominating directors, and a written charter addressing certain corporate governance matters.

Our Practice — As allowed by Italian laws, the Company has not established a nominating/corporate governance committee (or equivalent) responsible for nominating its directors. Directors may be designated by any of the Company’s shareholders but shall be appointed by the shareholders’ meeting. If, during the year, one or more directors of Company’s board of directors ends its directorship, the other directors shall replace them by a resolution approved by the board of statutory auditors, provided that the majority is still made up of directors appointed by the shareholders. Replacement directors remain in office until the next shareholders’ meeting. Invest 2000 s.r.l., a company controlled by Mr. Pasquale Natuzzi, by virtue of owning a majority of the outstanding shares of the Company, controls the Company and the appointment of its board of directors.

Corporate Governance and Code of Ethics

NYSE Domestic Company Standards — Under NYSE standards, a company must adopt governance guidelines and a code of business conduct and ethics for directors, officers and employees. A company must also publish these items on its website and provide printed copies on request. Section 406 of the Sarbanes-Oxley Act requires a company to disclose whether it has adopted a code of ethics for senior financial officers, and if not, the reasons why it has not done so. The NYSE listing standards applicable to U.S. companies provide that codes of conduct and ethics should address, at a minimum, conflicts of interest; corporate opportunities; confidentiality; fair dealing; protection and use of company assets; legal compliance; and reporting of illegal and unethical behavior. Corporate governance guidelines must address, at a minimum, directors’ qualifications, responsibilities and compensation; access to management and independent advisers; management succession; director orientation and continuing education; and annual performance evaluation of the board.

Our Practice — In January 2011, the Company’s board of directors approved the adoption of a compliance program to prevent certain criminal offenses, according to the Italian Decree 231/2001. The task of supervising the application of the compliance program requested by the above mentioned Italian Decree has been entrusted to an autonomous supervisory body (“Organismo di Vigilanza”) that consists of three independent and qualified members. In February 2016, the Board of Directors approved a new code of ethics that applies to all employees of the Company, including the Board of Directors and the board of statutory auditors, the CEO, the CFO and principal accounting officer. The Company believes that its code of ethics and the conduct and procedures adopted by the Company address the relevant issues contemplated by the NYSE standards applicable to U.S. companies noted above. The code of ethics is available on Natuzzi’s website.

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

The CEO of both domestic and foreign issuers listed on the NYSE must promptly notify the NYSE in writing if any executive officer becomes aware of any non-compliance with the NYSE corporate governance standards.

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

ITEM 19. EXHIBITS

1.1 English translation of the by-laws (Statuto) of the Company, as amended and restated as of January 24, 2008 (incorporated by reference to Exhibit 1.1 to the Form 20-F filed by Natuzzi S.p.A. with the Securities Exchange Commission on June 30, 2008, file number 001-11854).

2.1 Deposit Agreement dated as of May 15, 1993, as amended and restated as of December 31, 2001, among the Company, The Bank of New York, as Depositary, and owners and beneficial owners of ADRs (incorporated by reference to the Form 20-F filed by Natuzzi S.p.A. with the Securities and Exchange Commission on July 1, 2002, file number 001-11854).

4.1 Agreement among the Ministry of Economic Development, Ministry of Labour and Social Policy, INVITALIA, the Region of Puglia, the Region of Basilicata, Natuzzi S.p.A., Confindustria and the Italian trade union and other entities named therein, dated as of October 10, 2013 (incorporated by reference to Exhibit 4.1 to the Form 20-F filed by Natuzzi S.p.A. with the Securities and Exchange Commission on April 30, 2014, file number 001-11854).

4.2 Addendum among the Ministry of Economic Development, Confindustria of Bari, Natuzzi S.p.A. and the trade unions named therein dated as of March 3, 2015, to the agreement dated as of October 10, 2013 (incorporated by reference to Exhibit 4.2 to the Form 20-F filed by Natuzzi S.p.A. with the Securities and Exchange Commission on April 30, 2015, file number 001-11854).

4.3 Two separate agreements, each among the Ministry of Labor, the Ministry of Economic Development, the Puglia Region, the Basilicata Region, Natuzzi S.p.A., Confindustria Bari and the Italian trade unions and other entities named therein, each dated as of March 3, 2015 (incorporated by reference to Exhibit 4.3 to the Form 20-F filed by Natuzzi S.p.A. with the Securities and Exchange Commission on April 30, 2015, file number 001-11854).

4.4 English translation of the Memorandum of Understanding between the Ministry of Labor and Social Policy, Natuzzi S.p.A. and the Italian trade unions (incorporated by reference to Exhibit 4.4 to the Form 20-F filed by Natuzzi S.p.A. with the Securities and Exchange Commission on May 23, 2016, file number 001-11854).

4.5 English translation of the Framework Agreement for Assignment of Receivables between Natuzzi S.p.A. and Muttley S.r.l., dated July 9, 2015 (incorporated by reference to Exhibit 4.5 to the Form 20-F filed by Natuzzi S.p.A. with the Securities and Exchange Commission on May 23, 2016, file number 001-11854).

4.6 English translation of minutes of agreement among Natuzzi S.p.A. and the Italian trade unions, dated as of March 27, 2017.

4.7 English translation of minutes of agreement among Natuzzi S.p.A. and the Italian trade unions, dated as of March 27, 2017.

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

12.2 Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1 Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Natuzzi S.p.A.

We have audited the accompanying consolidated balance sheet of Natuzzi S.p.A. and its subsidiaries as of December 31, 2016, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The accompanying consolidated financial statements of Natuzzi S.p.A. and subsidiaries as of December 31, 2015, and for each of the years ended December 31, 2015 and 2014, were audited by other auditors whose report thereon dated May 23, 2016, expressed an unqualified opinion on those statements, before the adjustments described in note 2 to the consolidated financial statements.

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

In our opinion, the 2016 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Natuzzi S.p.A. and its subsidiaries as of December 31, 2016, and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles in the Republic of Italy.

Accounting principles generally accepted in the Republic of Italy vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in note 31 to the consolidated financial statements.

We also have audited the adjustments described in note 2 that were applied to the 2015 and 2014 consolidated financial statements to reflect the retrospective adoption of Italian accounting standards. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review or apply any procedures to the 2015 and 2014 consolidated financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2015 and 2014 consolidated financial statements taken as a whole.

KPMG S.p.A.

Bari, Italy

April 30, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Natuzzi S.p.A.

We have audited, before the effects of the reclassifications to retrospectively reflect the changes in established accounting principles in the Republic of Italy described in note 2 “Basis of preparation” of the consolidated financial statements, the accompanying consolidated balance sheet of Natuzzi S.p.A. and subsidiaries as of December 31, 2015 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2015 (the 2014 and 2015 consolidated financial statements, before the effects of the reclassifications described in note 2 “Basis of preparation”, are not presented herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above, before the effects of the reclassifications described above, present fairly, in all material respects, the consolidated financial position of Natuzzi S.p.A. and subsidiaries at December 31, 2015, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2015, in conformity with established accounting principles in the Republic of Italy.

Established accounting principles in the Republic of Italy vary in certain significant respects from generally accepted accounting principles in the United States of America. Information related to the nature and effect of such differences is presented in note 31 to the consolidated financial statements.

We were not engaged to audit, review, or apply any procedures to the reclassifications made to retrospectively reflect the changes in the established accounting principles in the Republic of Italy described in note 2 “Basis of preparation”. Accordingly, we do not express an opinion or any other form of assurance about whether such reclassifications are appropriate and have been properly applied. Those reclassifications were audited by other auditors.

/s/ Ernst & Young S.p.A.

Bari, Italy

May 23, 2016

Natuzzi S.p.A. and Subsidiaries

Consolidated Balance Sheets

as of December 31, 2016 and 2015

(Expressed in thousands of euros)

			Dec. 31, 2016	Dec. 31, 2015
	Notes
ASSETS
Current assets:
Cash and cash equivalents	4		64,981	52,469
Marketable securities	5		6	5
Trade receivables, net	6		53,087	63,207
Other receivables	7		25,617	23,862
Inventories	8		78,384	79,068
Unrealized foreign exchange gain	30		223	199
Prepaid expenses and accrued income	9		1,441	1,435
Deferred income taxes	18		1,100	516

Total current assets			224,839	220,761

Non current assets:
Property plant and equipment	10		115,924	121,100
Intangible asset, net	11		2,312	3,405
Goodwill	12		1,921	—
Investment in affiliates	13		63	—
Trade receivables, net	6		333	2,193
Other non current assets	14		1,838	1,920

Total non current assets			122,391	128,618

TOTAL ASSETS			347,230	349,379

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank Overdrafts	15		18,152	18,981
Current portion of long-term debt	20		11,632	3,397
Accounts payable-trade	16		70,457	58,913
Accounts payable-other	17		25,147	27,776
Accounts payable-shareholders for dividends			623	—
Unrealized foreign exchange losses	30		1,293	293
Income taxes	18		1,693	740
Deferred income taxes	18		1,763	1,000
Salaries, wages and related liabilities	19		19,420	14,031

Total current liabilities			150,180	125,131

Non current liabilities:
Employees’ leaving entitlement	3o	)	17,791	20,539
Long-term debt	20		6,329	15,632
Deferred income taxes	18		—	—
Deferred income for capital grants	3n	)	7,195	7,664
Other liabilities	21		13,253	19,846

Total non current liabilities			44,568	63,681

Commitments and contingent liabilities	23		—	—
Shareholders’ equity:	22
Share capital			54,853	54,853
Reserves			11,459	3,691
Retained earnings			82,725	98,789

Total equity attributable to Natuzzi S.p.A. and Subsidiaries			149,037	157,333
Non-controlling interest			3,445	3,234

Total shareholders’ equity			152,482	160,567

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY			347,230	349,379

See accompanying notes to the consolidated financial statements

Natuzzi S.p.A. and Subsidiaries

Consolidated Statements of Operations

Years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of euros except per share data)

			2016	2015	2014
Net sales	24		457,218	488,476	461,400
Cost of sales	25		(300,306)	(333,974)	(334,431)

Gross profit			156,912	154,502	126,969
Selling expenses	26		(124,300)	(133,440)	(131,058)
General and administrative expenses	27		(33,020)	(32,116)	(36,303)

Operating income/(loss)			(408)	(11,054)	(40,392)
Other income/(expense), net	28		(1,821)	(4,826)	(7,139)

Net income/(loss) before taxes and non-controlling interest			(2,229)	(15,880)	(47,531)
Income taxes	18		(4,241)	(572)	(1,809)

Net income/(loss)			(6,470)	(16,452)	(49,340)
Less: (Net income)/loss attributable to non-controlling interest			381	(32)	(17)

Net income/(loss) attributable to Natuzzi S.p.A.and Subsidiaries			(6,089)	(16,484)	(49,357)

Basic loss per share	3z	)	(0.11)	(0.30)	(0.90)
Diluted loss per share	3z	)	(0.11)	(0.30)	(0.90)
Average Ordinary Shares Outstanding			54,853,045	54,853,045	54,853,045
Average Ordinary Shares Outstanding assuming dilution			54,853,045	54,853,045	54,853,045

See accompanying notes to the consolidated financial statements

Natuzzi S.p.A. and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

Years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of euros except number of ordinary shares)

	Share Capital amount	Reserves	Additional paid in capital	Retained earnings	Equity attributable to Natuzzi	Non- controlling interest	Total Share holders’ equity
Balances at December 31, 2013	54,853	42,780	8,442	102,835	208,910	2,692	211,602

Exchange difference on translation of financial statements	—	—	—	11,461	11,461	292	11,753
2013 Partial loss offset	—	(1,878)	—	1,878	—	—	—
Net Income /(loss) of the year	—	—	—	(49,357)	(49,357)	17	(49,340)

Balances at December 31, 2014	54,853	40,902	8,442	66,817	171,014	3,001	174,015

Exchange difference on translation of financial statements	—	—	—	2,803	2,803	201	3,004
Loss offset	—	(37,211)	(8,442)	45,653	—	—	—
Net Income /(loss) of the year	—	—	—	(16,484)	(16,484)	32	(16,452)

Balances at December 31, 2015	54,853	3,691	—	98,789	157,333	3,234	160,567

Exchange difference on translation of financial statements	—	—	—	(2,207)	(2,207)	67	(2,140)
Dividend distribution	—	—	—	—	—	(1,030)	(1,030)
Increase of legal reserve	—	7,768	—	(7,768)	—	—	—
Disposal of 49% of interest in Natuzzi Florida	—	—	—	—	—	1,555	1,555
Net Income /(loss) of the year	—	—	—	(6,089)	(6,089)	(381)	(6,470)

Balances at December 31, 2016	54,853	11,459	—	82,725	149,037	3,445	152,482

See accompanying notes to the consolidated financial statements

Natuzzi S.p.A. and Subsidiaries

Consolidated Statements of Cash Flows

Years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of euros)

	2016	2015	2014
Cash flows from operating activities:
Net earnings (loss)	(6,470)	(16,452)	(49,340)
Adj to reconcile net income (loss) to net cash provided by op. activities
Depreciation and amortization	12,972	13,728	14,240
Write off of Fixed Assets	218	—	—
Impairment of long lived Assets and non current investements	574	—	2,590
One-time termination benefit accruals	3,128	3,425	—
Deferred income taxes	179	(23)	(161)
(Gain)/Loss on disposal of assets	(4)	118	(1,503)
Unrealized foreign exchange (gain) and losses	976	(177)	671
Deferred income for capital grants	(469)	(399)	(561)
Change in assets and liabilities:
Receivables, net	9,721	33,979	(20,526)
Inventories	3,453	11,145	(11,221)
Prepaid expenses and accrued income	(6)	(123)	626
Accounts payable	9,837	(15,782)	7,841
Income taxes	953	(332)	(6,054)
Salaries, wages and related liabilities	6,414	(4,267)	9,973
Other liabilities net	(8,106)	(11,436)	33,688
One-time termination benefit payments	(4,457)	(4,502)	(13,495)
Employees’ leaving entitlement	(2,918)	(348)	(3,947)
Total adjustments	32,465	25,006	12,161

Net cash provided by (used in ) operating activities	25,995	8,554	(37,179)

Cash flows from investing activities:
Property, plant and equipment:
Additions	(6,089)	(3,455)	(6,587)
Disposals	548	3,638	6,809
Government grants received	—	—	5,239
Other assets	(528)	1,316	79
Purchase of business, net of cash acquired	(5,902)	—	—
Disposal of business	1,564	—	—
Dividends distribution	(367)	—	—
Minority interest acquisition	67	201	292

Net cash used in investing activities	(10,707)	1,700	5,832

Cash flows from financing activities:
Long-term debt:
Proceeds	2,296	12,969	5,000
Repayments	(3,364)	(3,244)	(3,346)
Short-term borrowings	(829)	(1,727)	(4,177)

Net cash provided by (used in) financing activities	(1,897)	7,998	(2,523)

Effect of translation adjustments on cash	(879)	1,370	5,685
Increase (decrease ) in cash and cash equivalents	12,512	19,622	(28,185)
Cash and cash equivalents, beginning of the year	52,469	32,848	61,033
Cash and cash equivalents, end of the year	64,981	52,469	32,848
Supplemental disclosure of cash flow information:
Cash paid during the year for interest	2,903	1,672	1,359
Cash paid during the year for income taxes	1,494	576	6,470

See accompanying notes to the consolidated financial statements

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

1. Description of business and Group composition

The consolidated financial statements include the accounts of Natuzzi S.p.A. (‘Natuzzi’ or the ‘Company’) and of its subsidiaries (together with the Company, the ‘Group’). The Group’s primary activity is the design, manufacture and marketing of contemporary and traditional leather and fabric upholstered furniture. The subsidiaries included in the consolidation at December 31, 2016, together with the related percentages of ownership, are as follows:

Name	Percentage of ownership	Registered office	Activity
Italsofa Nordeste S/A	100.00	Salvador de Bahia, Brazil	(1)
Natuzzi (China) Ltd	100.00	Shanghai, China	(1)
Italsofa Romania S.r.l.	100.00	Baia Mare, Romania	(1)
Natco S.p.A.	99.99	Santeramo in Colle, Italy	(2)
I.M.P.E. S.p.A.	100.00	Bari, Italy	(3)
Nacon S.p.A.	100.00	Santeramo in Colle, Italy	(4)
Lagene S.r.l.	100.00	Santeramo in Colle, Italy	(4)
Natuzzi Americas Inc.	100.00	High Point, NC, USA	(4)
Natuzzi Iberica S.A.	100.00	Madrid, Spain	(4)
Natuzzi Switzerland AG	100.00	Dietikon, Switzerland	(4)
Natuzzi Benelux S.A.	100.00	Hereentals, Belgium	(4)
Natuzzi Germany Gmbh	100.00	Köln, Germany	(4)
Natuzzi Japan KK	100.00	Tokyo, Japan	(4)
Natuzzi Services Limited	100.00	London, UK	(4)
Natuzzi Trading Shanghai Ltd	100.00	Shanghai, China	(4)
Natuzzi Russia OOO	100.00	Moscow, Russia	(4)
Natuzzi India Furniture PVT Ltd	100.00	New Delhi, India	(4)
Natuzzi Florida LLC	51.00	High Point, NC, USA	(4)
Natuzzi Netherlands Holding	100.00	Amsterdam, Holland	(5)
Natuzzi France S.a.s.	100.00	Paris, France	(6)
Natmex S.DE.R.L.DE.C.V	100.00	Mexico City, Mexico	(6)
Softaly (Furniture) Shanghai Co. Ltd	96.50	Shanghai, China	(6)
Italholding S.r.l.	100.00	Bari, Italy	(6)
Italsofa Shanghai Ltd	96.50	Shanghai, China	(6)
Natuzzi Trade Service S.r.l.	100.00	Santeramo in Colle, Italy	(6)
Natuzzi Oceania PTI Ltd	100.00	Sydney, Australia	(6)
New Comfort Srl	100.00	Santeramo in Colle, Italy	(6)

(1)	Manufacture and distribution
(2)	Intragroup leather dyeing and finishing
(3)	Production and distribution of polyurethane foam
(4)	Services and distribution
(5)	Investment holding
(6)	Dormant

During 2016 the Company incorporated the following subsidiaries: (a) Natuzzi France S.A.S. and Natmex S.DE.R.L.DE.C.V. which will provide sale support for the Group in France and Mexico, respectively; (b) New Comfort S.r.l., which as of December 31, 2016 is a dormant entity.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

In May 2016 the Company incorporated Natuzzi Florida LLC which as of September 1, 2016 acquired 100% of a business composed by six “Natuzzi” stores, located in Florida, for a cash consideration of 3,194. This business was operating as a Natuzzi franchisee. At the date of the acquisition the franchisee agreements between Natuzzi and the original business were terminated. The primary reason for this acquisition was the opportunity to maintain the market presence in Florida. The main factor that contributed to the determination of the purchase price was the presence of the stores in key locations. The acquisition was accounted for using the acquisition method of accounting and it did not result in the recognition of goodwill as the purchase price was equal to the fair value of assets acquired and liabilities assumed. The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at date of acquisition.

Leasehold improvements	1,324
Other receivables	114
Inventory	2,451
Current liabilities	(695)

Purchase price	3,194

The results of this business acquisition have been included in the consolidated statement of operations from the date of the acquisition.

During September 2016 the Company acquired 49% of Nars Miami LLC for a consideration of 228. Mars Miami LLC owns a store in Florida.

During September 2016 the Company sold a 49% interest in Natuzzi Florida LLC to a third party for a consideration of 1,564.

In November 2016 the Company acquired 100% of a business composed by four “Divani&Divani by Natuzzi” stores, located in the North East of Italy, for a cash consideration of 2,480. Such business has been acquired from a related party at arm’s length conditions. This business was operating as a Natuzzi franchisee. At the date of the acquisition the franchisee agreement between Natuzzi and the original business was expired. The primary reason for this acquisition was the opportunity to maintain the market presence in the Veneto and Friuli Venezia-Giulia regions. The main factor that contributed to the determination of the purchase price was the presence of the stores in key locations. The acquisition was accounted for using the acquisition method of accounting and it resulted in a goodwill of 1,953, which represents the excess of the purchase price over the fair value of assets acquired and liabilities assumed. The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at date of acquisition.

Goodwill	1,953
Leasehold improvements	535
Other assets	6
Inventory	319
Accounts payable-other	(163)
Employees leaving entitlement	(170)

Purchase price	2,480

The results of this business acquisition have been included in the consolidated statement of operations from the date of the acquisition.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

2. Basis of preparation

The financial statements utilized for the consolidation are the financial statements of each Group company at December 31, 2016, 2015 and 2014. The 2016, 2015 and 2014 financial statements have been adopted by the respective Boards of Directors of the relevant companies.

The financial statements of subsidiaries are adjusted, where necessary, to conform to Natuzzi’s accounting principles and policies, which are consistent with Italian legal requirements governing financial statements considered in conjunction with established accounting principles promulgated by the Italian Accounting Profession (OIC).

As consequence of the application of the new Italian legislation introduced by Legislative Decree no. 139 of August 2015, which endorsed the EU Directive 34/2013, in December 2016 the Italian Accounting Profession (OIC) issued the new accounting standards applicable for the annual reporting periods beginning on or after January, 1 2016. Therefore, the consolidated financial statements of the Company as of December 31, 2016 have been prepared in compliance with these new accounting standards that led only to changes in the classification of some financial statements captions, while there were no changes in the Natuzzi’s accounting policies. These changes have been applied using the retrospective method, as if the new classification had always been applied.

The changes that have affected the consolidated financial statements of the Company as of December 31, 2016 are related to the change in the presentation of other income (expense), net. Under the previous accounting standard the impairment loss of long-lived assets and non-current investments and the accrual for the one-time termination benefits were classified in the caption “other (expense), net” of the consolidated statements of operations. Under the new accounting standard such costs are classified in the cost of sales, selling expenses and general and administrative expenses based on the function of the cost to which they relate. For additional details refer to notes 25, 26 and 28.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The following tables summarize the impact of such changes on the Company’s consolidated statements of operations for the years ended December 31, 2016, 2015 and 2014.

			2016
	2016	Reclassification	revised

Net sales	457,218		457,218
Cost of sales	(297,178)	(3,128)	(300,306)

Gross profit	160,040	(3,128)	156,912

Selling expenses	(123,726)	(574)	(124,300)
General and administrative expenses	(33,020)	—	(33,020)

Operating income	3,294	(3,702)	(408)

Other income (expense), net	(5,523)	3,702	(1,821)

Net Income/(loss) before income taxes	(2,229)	—	(2,229)

Income taxes	(4,241)		(4,241)

Net Income/(loss)	(6,470)		(6,470)

Net Income/(loss) attributable to non controlling interest	381		381

Net Income/(loss) attributable to Natuzzi S.p.a. and Subsidiaries	(6,089)		(6,089)

			2015
	2015	Reclassification	revised

Net sales	488,476		488,476
Cost of sales	(330,549)	(3,425)	(333,974)

Gross profit	157,927	(3,425)	154,502

Selling expenses	(133,440)	—	(133,440)
General and administrative expenses	(32,116)	—	(32,116)

Operating income	(7,629)	(3,425)	(11,054)

Other income (expense), net	(8,251)	3,425	(4,826)

Net Income/(loss) before income taxes	(15,880)	—	(15,880)

Income taxes	(572)		(572)

Net Income/(loss)	(16,452)		(16,452)

Net Income/(loss) attributable to non controlling interest	(32)		(32)

Net Income/(loss) attributable to Natuzzi S.p.a. and Subsidiaries	(16,484)		(16,484)

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

			2014
	2014	Reclassification	revised

Net sales	461,400		461,400
Cost of sales	(333,173)	(1,258)	(334,431)

Gross profit	128,227	(1,258)	126,969

Selling expenses	(128,882)	(2,176)	(131,058)
General and administrative expenses	(36,303)	—	(36,303)

Operating income	(36,958)	(3,434)	(40,392)

Other income (expense), net	(10,573)	3,434	(7,139)

Net Income/(loss) before income taxes	(47,531)	—	(47,531)

Income taxes	(1,809)		(1,809)

Net Income/(loss)	(49,340)		(49,340)

Net Income/(loss) attributable to non controlling interest	(17)		(17)

Net Income/(loss) attributable to Natuzzi S.p.a. and Subsidiaries	(49,357)		(49,357)

Such adjustments, made to adopt the new accounting standards issued as consequence of the application of the new Italian legislation introduced by Legislative Decree no. 139 of August 2015 as already commented above, are considered immaterial to the 2015 and 2014 consolidated financial statements.

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

The assets and liabilities of subsidiaries are consolidated on a line-by-line basis and the carrying value of intercompany investments held is eliminated against the related shareholders’ equity accounts. The non-controlling interests of consolidated subsidiaries are separately reported in the consolidated balance sheets and consolidated statements of operations. All intercompany balances and transactions are eliminated in consolidation.

The functional currency of the Group is “euro”.

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

c) Forward exchange contracts

The Group enters into forward exchange contracts (known in Italian financial markets as domestic currency swaps) to manage its exposure to foreign currency risks. The Group does not enter into these contracts on a speculative basis, nor is hedge effectiveness constantly monitored. As a consequence of this, forward exchange contracts are not used to hedge any on or off-balance sheet items. Therefore, at December 31, 2016, 2015 and 2014 all unrealized gains or losses on such contracts are recorded in other income (expense), net, in the consolidated statements of operations.

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

g) Accounts receivable and payable

Receivables are rights to receive fixed or determinable amounts of cash or its equivalent from customers or other third parties at identified or identifiable due dates. Receivables arising from the sale of goods are recognised in accordance with the requirements set out in this note under letter o) “revenue recognition”. Receivables arising for other reasons are recognised if they result in a right to a receivable, i.e., if they actually give rise to a third party obligation to the Group. Receivables are recognised at amortised cost, considering the time value of money and their estimated realisable value.

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

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Payables are specific and certain liabilities that are obligations to pay fixed or determinable sums of cash or its equivalent to suppliers and other parties. Payables are recognized at amortized cost, considering the time value of money.

h) Inventories

Raw materials are stated at the lower of cost (determined under the specific cost method for leather hides and under the weighted-average method for other raw materials) and net realizable value.

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

j) Intangible assets and Goodwill

Set-up costs, Advertising costs and Goodwill are recorded with the consent of the board of statutory auditors, and are stated at cost, net of the amortization expense calculated on the straight-line method over a period of five years for set up costs/advertising costs and of ten years for Goodwill. Other intangible assets primarily include software and trademarks, and are stated at cost, net of the amortization expense calculated on the straight-line method over their estimated useful life.

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

At December 31, 2016 and 2015 the deferred income for capital grants shown in the consolidated balance sheet amounts to 7,195 and 7,664, respectively.

The amortization of these grants recorded in net sales of the consolidated statement of operations for the years ended December 31, 2016, 2015 and 2014, amounts to 469, 443 and 461, respectively.

Cost reimbursement grants relating to research, training and other personnel costs are credited to income when there is a reasonable assurance of receipt from government agencies.

n) Employees’ leaving entitlement

Leaving entitlements represent amounts accrued for each Italian employee that are due and payable upon termination of employment, assuming immediate separation, determined in accordance with applicable Italian labour laws. The Group accrues the full amount of employees’ vested benefit obligation as determined by such laws for leaving entitlements. At December 31, 2016 and 2015 employees’ leaving entitlement shown in the consolidated balance sheets amounts to 17,791 and 20,539, respectively.

Under such Italian labor laws, upon termination of an employment relationship, the former employee has the right to receive termination benefits for each year of service equal to the employee’s gross annual salary, divided by 13.5. The entitlement is increased each year by an amount corresponding to 75% of the rise in the cost of living index plus 1.5 points.

The expenses recorded for the leaving entitlement for the years ended on December 31, 2016, 2015 and 2014 were 5,168 , 5,157 and 5,690, respectively.

o) Revenue recognition

The Company recognizes revenue on sales at the time products are shipped from the manufacturing facilities, and when the following criteria are met: persuasive evidence of an arrangement exist; the price to the buyer is fixed and determinable and collectability of the sales price is reasonably assured.

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

p) Cost of sales, selling expenses, general and administrative expenses

Cost of sales consist of the following expenses: the change in opening and closing inventories, purchases of raw materials, labor costs (included one time termination benefit accruals), third party manufacturing costs, depreciation and amortization expense of property, plant and equipment used in the production of finished goods, impairment of long lived assets, energy and water expenses (for instance light and power expenses), expenses for maintenance and repairs of production facilities, distribution network costs (including inbound freight charges, warehousing costs, internal transfer costs and other logistic costs involved in the production cycle), rentals and security costs for production facilities, small-tools replacement costs, insurance costs, and other minor expenses.

Selling expenses consist of the following expenses: shipping costs incurred for transporting finished products to customers, advertising costs, labor costs for sales personnel, rental expense for stores, commissions to sales representatives and related costs, depreciation and amortization expense of property, plant and equipment and intangible assets that, based on their usage, are allocated to selling expense, impairment of long lived assets , sales catalogue and related expenses, warranty costs, exhibition and trade-fair costs, advisory fees for sales and marketing of finished products, expenses for maintenance and repair of stores and other trade buildings, bad debt expense, insurance costs for trade receivables and other related costs, and other miscellaneous expenses.

General and administrative expenses consist of the following expenses: costs for administrative personnel, advisory fees for accounting and information-technology services, traveling expenses for management and other personnel, depreciation and amortization expenses related to property, plant and equipment and intangible assets that, based on their usage, are allocated to general and administrative expense, impairment of long lived assets, postage and telephone costs, stationery and other office-supplies costs, expenses for maintenance and repair of administrative facilities, statutory auditors and external auditors fees, and other miscellaneous expenses. As noted above, the costs of the Group’s distributions network, which include inbound freight charges, warehousing costs, internal transfer costs and other logistic costs involved in the production cycle, are classified under the “cost of sales” line item.

q) Shipping and handling costs

Shipping and handling costs sustained to transport products to customers are expensed in the periods incurred and are included in selling expenses. Shipping and handling expenses recorded for the years ended December 31, 2016, 2015 and 2014 were 35,591, 44,624 and 42,326, respectively.

r) Advertising costs

Advertising costs are expensed in the periods incurred and are included in selling expenses. Advertising expenses recorded for the years ended December 31, 2016, 2015 and 2014 were 17,046, 16,724 and 17,943, respectively.

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

u) Research and development costs

Research and development costs are expensed in the period incurred. At December 31, 2016 and 2015 research and development expenses were 4,019 and 3,349 respectively.

v) Contingencies

Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

w) Leases

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

The following table provides the amounts used in the calculation of losses per share:

	2016	2015	2014
Net loss attributable to ordinary shareholders	(6,089)	(16,484)	(49,357)

Weighted-average number of ordinary shares outstanding during the year	54,853,045	54,853,045	54,853,045
Increase resulting from assumed conversion of share grants and options	—	—	—

Weighted-average number of ordinary shares and potential shares outstanding during the year	54,853,045	54,853,045	54,853,045

4. Cash and cash equivalents

Cash and cash equivalents are analyzed as follows:

	2016	2015
Cash on hand	100	110
Bank accounts	64,881	52,359

	64,981	52,469

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The following table shows the Group’s cash and cash equivalents broken-down by country/region:

	2016	2015
China	40,174	29,369
Europe	21,635	21,772
North America	2,608	534
South America	374	591
Others	190	203

	64,981	52,469

In 2016 and 2015 in China the Company pledged bank accounts for a total amount of 150 million RMB (20.5 million euro) and 400 million RMB (56.6 million euro) respectively, in order to obtain a bank overdraft. Following repayment of the bank overdraft the pledge was released.

5. Marketable debt securities

Details regarding marketable debt securities are as follows:

	2016	2015
Foreign corporate bonds	6	5

	6	5

The contractual maturity of the Group’s marketable debt securities at December 31, 2016 is on short term.

6. Trade receivables, net

Trade receivables are analyzed as follows:

	2016	2015
North American customers	13,120	24,475
Other foreign customers	27,179	27,604
Domestic customers	22,665	23,600

Total trade receivables	62,964	75,679
(Allowance for doubtful accounts)	(9,544)	(10,279)

Total trade receivables, net	53,420	65,400

Total trade receivables, net current	53,087	63,207
Total trade receivables, net non-current	333	2,193

Total trade receivables, net	53,420	65,400

Trade receivables are due primarily from major retailers who sell directly to their customers. Trade receivables due from related parties amounted to 3,380 as at December 31, 2016 (5,475 as at December 31, 2015). Sales to related parties amounted to 5,393 for the year ended on December 31, 2016 (6,008 for the year ended on December 31, 2015). Transactions with related parties were conducted at arm’s length. During 2014, payments by installments were agreed upon, with related parties, expiring in 2020. Following the agreements reached, the non-current portion of receivables, amounting to 333 as at December 31, 2016 (2,193 as at December 31, 2015), was reclassified to non-current assets.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The decrease in trade receivables against last year is primarily due to the additional utilization of the non-recourse trade receivables securitization agreement signed by the Company in July 2015 . In fact, during 2016 the Company obtained an extension of the maximum amount of receivables to sell (on a revolving basis and with a non-recourse clause) from 35,000 to 55,000 performing receivables.

As of December 31, 2016, 2015 and 2014 and for each of the years in the three-year period ended December 31, 2016, the Company had customers who exceeded 5% of trade receivables and/or net sales as follows:

Trade receivables	N° of customers	% of trade receivables
2016	1	12%
2015	2	11%
2014	2	21%

Net sales	N° of customers	% of net sales
2016	1	6%
2015	2	9%
2014	2	9%

In 2016, 2015 and 2014 one customer accounted for 6%, 9% and 9% of the total net sales of the Group, respectively. This customer operates many furniture stores throughout the United States.

The Company insures with a third party its collection risk in respect of a significant portion of accounts receivable outstanding balances, and estimates an allowance for doubtful accounts based on the insurance in place, the credit worthiness of its customers, as well as general economic conditions.

The following table provides the movements in the allowance for doubtful accounts:

	2016	2015	2014
Balance, beginning of year	10,279	9,021	11,243
Charges-bad debt expense	855	1,700	536
(Reductions-write off of uncollectible accounts)	(1,590)	(442)	(2,758)

Balance, end of year	9,544	10,279	9,021

Trade receivables denominated in foreign currencies as at December 31, 2016 and 2015 totaled 30,548 and 40,744, respectively. These receivables consist of the following:

	2016	2015
U.S. dollars	17,056	22,112
British pounds	5,301	8,475
Canadian dollars	769	3,382
Australian dollars	643	2,194
Other currencies	6,779	4,581

Total	30,548	40,744

7. Other receivables

Other receivables are analyzed as follows:

	2016	2015
Receivable from National Institute for Social Security	8,701	6,855
Advances to suppliers	6,132	6,082
VAT	2,876	2,537
Receivable from tax authorities	1,254	2,415
Other	6,654	5,973

	25,617	23,862

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The “Receivable from National Institute for Social Security” represents the amounts anticipated by the Company on behalf of such governmental institute related to salaries for those employees subject to temporary work force reduction. The increase with respect to 2015 is due to advances made by the Company on behalf of the National Institute for Social Security, to workers included in the “Solidarity Agreement”.

The “Advances to suppliers” represents principally advance payments for raw materials, services and general expenses.

The “VAT” receivable includes value added taxes and interest thereon reimbursable to various companies of the Group. While currently due at the balance sheet date, the collection of the VAT receivable may extend over a maximum period of up to two years.

The “Receivable from tax authorities” represents principally advance for income taxes paid in excess of the amounts due and interest thereon.

The “Other” caption primarily includes deposits and certain receivables related to green incentive for photovoltaic investment.

8. Inventories

Inventories are analyzed as follows:

	2016	2015
Leather and other raw materials	45,151	48,459
Goods in process	6,383	7,546
Finished products	26,850	23,063

	78,384	79,068

As of December 31, 2016 and 2015 the provision for slow moving and obsolete raw materials and finished products included in inventories amounts to 9,172 and 9,065, respectively.

9. Prepaid expenses and accrued income

Prepaid expenses and accrued income are analyzed as follows:

	2016	2015
Prepayments	1,383	1,423
Accrued income	58	12

	1,441	1,435

Prepayments mainly include the rent advance payments on factory buildings.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

10. Property, plant and equipment and accumulated depreciation

Fixed assets are listed below together with accumulated depreciation.

	Cost or	Accumulated	Net book	Annual rate of
2016	valuation	depreciation	value	depreciation
Land and industrial buildings	165,645	(79,477)	86,168	0 – 10%
Machinery and equipment	126,419	(107,032)	19,387	10 – 25%
Office furniture and equipment	15,653	(14,756)	897	10 – 20%
Retail gallery and store furnishings	33,490	(33,032)	458	25 – 35%
Transportation equipment	4,213	(3,855)	358	20 – 25%
Leasehold improvements	20,995	(12,672)	8,323	10 – 20%
Construction in progress	333	0	333	—

Total	366,748	(250,824)	115,924

2015	Cost or valuation	Accumulated depreciation	Net Book value	Annual rate of depreciation
Land and industrial buildings	168,116	(75,653)	92,463	0 – 10%
Machinery and equipment	121,879	(102,910)	18,969	10 – 25%
Office furniture and equipment	14,811	(14,032)	779	10 – 20%
Retail gallery and store furnishings	32,876	(32,113)	763	25 – 35%
Transportation equipment	4,175	(3,790)	385	20 – 25%
Leasehold improvements	19,092	(11,602)	7,490	10 – 20%
Construction in progress	251	—	251	—

Total	361,200	(240,100)	121,100

The following table shows the long-lived assets by country:

	2016	2015
Italy	69,122	70,011
Romania	15,723	16,366
United States of America	16,703	15,325
China	8,431	10,394
Brazil	5,562	8,576
Spain	383	185
UK	—	110
Other countries	—	133

Total	115,924	121,100

As shown in the table above, long lived assets for the Group decrease by 5,176 against 2015, mainly for the impact of the prosecution of the depreciation process partially off-set by the positive exchange rate impact of foreign subsidiaries.

In 2016 the Company performed an impairment test in accordance with its accounting policy for some long-lived assets for which events and changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

For long-lived assets in use, the Company determined the recoverable amount as value in use using the discounted cash flow method, at the lowest level for which identifiable cash flows are independent of other cash flows, and compared it with the carrying value. Cash flow projections were derived from the 2017 Budget approved by the Board of Directors on November 17, 2016, as updated in February 2017 by management for the period 2018-2021 to reflect the roll-forward of the Business Plan 2017-2020, that will be finalized and which guidelines have been illustrated to the Board of Directors in February 2016 and July 2016. The Company in building its Budget takes into consideration the actual results of the prior year.

For assets not in use/to be disposed of, the fair value was estimated through third-party independent external appraisals.

As a result of the 2016 impairment review of its long-lived assets an impairment loss totaling 574 was recorded for the “assets retail gallery and store furnishings”.

In 2015 no impairment losses emerged, whereas, following a sale purchase agreement signed in the first months of 2015 with a third party, and the total collection of the sale price, occurred in 2016, the Company has reversed a portion of the impairment loss recorded in previous years for the asset located in Pojuca, for an amount of 801.

In 2014, the Company performed an impairment review of its fixed assets and an impairment loss totaling 2,590 was recorded (414 as “land and industrial buildings”, 2,176 as “retail gallery and store furnishing”).

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

As of December 31, 2015, an impairment test has been performed on the Simoes Filho plant (currently in use), on the basis of a third-party external appraisal, that confirmed the full recoverability of the carrying value of the plant, as compared to its fair value. As for the Pojuca plant, following the sale/purchase agreement signed in the first months of 2016, up to December 31, 2015 the Company collected nearly all the total agreed sale price. The remainder was collected in January 2016. Since the formal transfer of property in the registers has not yet occurred, in the consolidated financial statements as of December 31, 2015 the Company has maintained the classification of the plant among long-lived assets plant, but in consideration of the total collection of the sale price, has decided to

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

reverse a portion of the impairment loss recorded in previous years, for an amount of 801. As of December 31, 2015 the carrying value of the plant not in use (Pojuca) equals therefore the sale price, for an amount of 3,780. In January 2016 the Company collected the remaining amount of sale price and disposal of Pojuca plant was finally realized.

As of December 31, 2016, an impairment test has been performed on the Simoes Filho plant (currently in use), on the basis of a third-party external appraisal, that confirmed the full recoverability of the carrying value of the plant, as compared to its fair value.

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

As of December 31, 2014, new third-party external appraisals were requested for the review of the fair market value of the industrial buildings not in use. For some industrial buildings, the appraisals resulted in a carrying value higher than the fair value, for an amount of 357, which the Company recorded as impairment loss.

As of December 31, 2015, the third-party expert that had prepared the appraisals used in the preparation of 2014 consolidated financial statements reconfirmed the fair value of the industrial buildings not in use as resulting from those appraisals. The carrying value of these industrial buildings is however lower than the assessed fair value, therefore no impairment losses have resulted.

As of December 31, 2016, the third-party expert that had prepared the appraisals used in the preparation of 2015 consolidated financial statements reconfirmed the fair value of the industrial buildings not in use as resulting from those appraisals. The carrying value of these industrial buildings is however lower than the assessed fair value, therefore no impairment losses have resulted.

During 2014, an impairment test was performed on long-lived assets in use and pertaining to the Italian retail business unit, in consideration of the history of losses over the past few years. The recoverable amount was determined as value in use, using the Discounted Cash Flow method, derived from the original Business Plan 2014-2015 as updated for the upcoming years. No impairment loss was recorded as a result of the test performed.

During 2015, an impairment test was performed on long-lived assets in use and pertaining to the Italian retail business unit, in consideration of the history of losses over the past few years. The recoverable amount was determined as value in use, using the Discounted Cash Flow method, derived from the original Business Plan 2015-2016 as updated for the upcoming years. No impairment loss was recorded as a result of the test performed.

As of December 31, 2016, an impairment test has been performed on long-lived assets in use and pertaining to the Italian retail business unit, in consideration of the history of losses reported in previous years and the negative result for the year. The recoverable amount has been determined as value in use, using the discounted cash flow method, derived from the new Business Plan 2017-2020, going to be finalized, which guidelines have been illustrated to the Board of Directors in February 2016 and July 2016. No impairment loss has been recorded as a result of the test performed.

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

During 2015, an impairment test was performed on long-lived assets in use, in consideration of the negative result of the year. The recoverable amount was determined as value in use, using the discounted cash flow method, derived from the original Business Plan 2015-2016 as updated for the upcoming years. No impairment loss was recorded as a result of the test performed.

In the UK, as of December 31, 2014 the Company performed an impairment test for the retail long-lived assets (equipment and retail gallery and store furnishing) as a consequence of the reported losses of stores and galleries over the past few years. The recoverable amount was determined as value in use, using the discounted cash flow method, derived from the original Business Plan 2014-2015 as updated for the upcoming years. The impairment test resulted in the recording of an impairment loss of 649.

As of December 31, 2016 the Company performed an impairment test for the retail long-lived assets (equipment and retail gallery and store furnishing) as a consequence of the reported losses of stores and galleries over the past few years. The recoverable amount was determined as value in use, applying the discounted cash flow method. The impairment test resulted in recording of an impairment loss of 301.

In Switzerland as of December 31, 2016 the Company performed an impairment test for the retail long-lived assets (equipment and retail store furnishings) as a consequence of the reported losses of the stores over the past few years. The recoverable amount was determined as value in use, using the discounted cash flow method. The impairment test resulted in the recording of an impairment loss of 273.

11. Intangible assets

Intangible assets consist of the following, together with accumulated amortization:

	Gross carrying	Accumulated	Net book
2016	amount	amortization	value
Software	27,687	(26,246)	1,441
Trademarks, patents and other	15,246	(14,375)	871

Total	42,933	(40,621)	2,312

	Gross carrying	Accumulated	Net book
2015	amount	amortization	Value
Software	27,217	(25,211)	2,006
Trademarks, patents and other	15,081	(13,682)	1,399

Total	42,298	(38,893)	3,405

During 2013, the Company included in “Trademarks, patents and other” the advertisement costs related to the launch of its new armchair, Re-vive, for an amount of 1,531. At December 31, 2016 these advertisement costs amount to 306, net of the accumulated amortization.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Impairment tests have been performed on these costs both in 2016 and in 2015. The recoverable amount has been determined as value in use, using the discounted cash flow method, derived for the 2017 Budget approved by the Board of Directors on November 17, 2016, as updated on February 2017 by management for the period 2018-2021 to reflect the roll-forward of the Business Plan 2017-2020, going to be finalized, which guidelines have been illustrated to the Board of Directors in February 2016 and July 2016.

No impairment loss has been recorded in 2016 and 2015.

Amortization expense recorded for these assets was 1,720, 1,953 and 2,515 for the years ended December 31, 2016, 2015 and 2014, respectively. Estimated amortization expense for the next five years is 1,640 in 2017, 601 in 2018, 14 in 2019, nil in 2020 and nil in 2021.

12. Goodwill

At December 31, 2016 and 2015 the net book value of goodwill may be analyzed as follows:

	2016	2015
Gross amount	11,089	9,136
Less accumulated amortization	(9,168)	(9,136)

Total, net	1,921	—

The changes in the carrying amount of goodwill for the year ended December 31, 2016, 2015 and 2014 are as follows:

	2016	2015	2014
Balance, beginning of year	—	—	—
Increase for new acquisition	1,953	—	—
(Reductions for amortization)	(32)	—	—

Balance, end of year	1,921	—	—

13. Investment in affiliates

At December 31, 2016 investments in affiliates included the 49% interest in Salena S.r.l., which carrying value was totally impaired in 2014, in consideration of some legal disputes among shareholders, and the 49% of Nars Miami LLCC for 63.

14. Other non-current assets

Other non-current assets consist of the following:

	2016	2015
Security deposits	852	781
Receivable from extraordinary disposal	986	1,139

Total	1,838	1,920

The receivable from extraordinary disposal is related to the long-term portion of the receivable deriving from the sale to a third-party of the branch connected to security and doorkeeping services which occurred in 2014.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

15. Bank overdrafts

Bank overdrafts consist of the following:

	2016	2015
Bank overdrafts	18,152	18,981

Bank overdrafts are payable on demand and only relate to Italian entities. The weighted average interest rates on the above overdrafts at December 31, 2016 and 2015 are as follows:

	2016	2015
Bank overdrafts	3.92%	4.30%

Credit facilities available to the Group amounted to 117,773 and 97,167 at December 31, 2016 and 2015, respectively. The unused portion of these facilities, for which no commitment fees are due, amounted to 34,451 and 29,136 at December 31, 2016 and 2015, respectively.

16. Accounts payable-trade

Accounts payable-trade totaling 70,457 and 58,913 at December 31, 2016 and 2015, respectively, represent principally amounts payable for purchases of goods and services in Italy and abroad, and include 22,151 and 16,341 at December 31, 2016 and 2015, respectively, denominated in foreign currencies.

17. Accounts payable-other

Accounts payable-other are analyzed as follows:

	2016	2015
Advances from customers	10,096	11,032
Provision for warranties	5,687	4,923
Withholding taxes on payroll and on others	2,747	2,330
Cooperative advertising and quantity discount	1,893	2,112
Other accounts payable	4,724	7,379

Total	25,147	27,776

“Other accounts payable” represents principally VAT payable.

The following table provides the movements in the “Provision for warranties”:

	2016	2015	2014
Balance, beginning of year	4,923	6,575	6,335
Charges to profit and loss	3,175	2,550	2,051
Reductions for utilization	(2,411)	(4,202)	(1,811)

Balance, end of year	5,687	4,923	6,575

18. Taxes on income

Italian companies are subject to two enacted income taxes at the following rates:

	2016	2015	2014
IRES (state tax)	27.50%	27.50%	27.50%
IRAP (regional tax)	4.82%	4.82%	4.82%

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

IRES is a state tax and is calculated on the taxable income determined on the income before taxes modified to reflect all temporary and permanent differences regulated by the tax law. The enacted IRES tax rate for 2016, 2015 and 2014 is 27.5% of taxable income. The 2016 budget law (Law n. 208 of 28 December 2016) was passed by the Italian Parliament on December 22, 2016 with significant changes relating to Italy’s corporate income tax. In fact, the Italian tax rate has been reduced from 27.5% to 24.0% starting from fiscal year 2017, whereas it will remain 27.5% in 2016.

IRAP is a regional tax and each Italian region has the power to increase the current rate of 3.90% by a maximum of 0.92%. In general, the taxable base of IRAP is a form of gross profit determined as the difference between gross revenues (excluding interest and dividend income) and direct production costs (excluding interest expense and other financial costs). The enacted IRAP tax rate due in Puglia region for 2016, 2015 and 2014 is 4.82% (3.90% plus 0.92%).

Total income taxes for the years ended December 31, 2016, 2015 and 2014 are allocated as follows:

	2016	2015	2014
Current:
- Domestic	(614)	(107)	(1,175)
- Foreign	(3,448)	(459)	(796)

Total (a)	(4,062)	(566)	(1,971)

Deferred:
- Domestic	15	—	—
- Foreign	(194)	(6)	162

Total (b)	(179)	(6)	162

Total (a+b)	(4,241)	(572)	(1,809)

For 2015 and 2016 the domestic taxes reduction is determined by a lower IRAP provision due to the 2015 Italian Financial Law which settled the deductibility of personnel expenses from the IRAP tax basis. The increase in foreign income taxes is attributable to the higher tax base achieved by some foreign subsidiaries.

Certain foreign subsidiaries enjoy reductions of the corporate income tax rates effectively applicable. The tax reconciliation table reported below shows the effect of such “tax exempt income” on the Group’s 2016, 2015 and 2014 income tax charge.

Consolidated “Net income/(loss) before income taxes and non-controlling interest” of the consolidated statement of operations for the years ended December 31, 2016, 2015 and 2014, is analyzed as follows:

	2016	2015	2014
Domestic	(11,630)	(11,210)	(28,062)
Foreign	9,401	(4,670)	(19,469)

Total	(2,229)	(15,880)	(47,531)

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The effective income taxes differ from the expected income tax expense (computed by applying the IRES state tax, which is 27.5% for 2016, 2015 and 2014, to income before income taxes and non-controlling interest) as follows:

	2016	2015	2014
Expected tax benefit at statutory tax rates	613	4,228	13,070
Effects of:
- Tax exempt income	791	1,041	3,570
- Aggregate effect of different tax rates in foreign jurisdictions	1,018	709	(587)
- Italian regional tax	(99)	(106)	(1,150)
- Non-deductible expenses	(809)	(6,745)	(3,112)
- Tax effect on unremitted earnings	(1,720)	(1,000)	—
- Effect of net change in valuation allowance established against deferred tax assets	(4,035)	1,301	(13,600)

Actual tax charge	(4,241)	(572)	(1,809)

The effective income tax rates for the years ended December 31, 2016, 2015 and 2014 were 190.26%, 3.60%, and 3.81%, respectively.

The related income tax debt recorded for the years ended December 31, 2016 and 2015 is 1,693 and 740, respectively.

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities at December 31, 2016 and 2015 are presented below:

	2016	2015
Deferred tax assets:
Tax loss carry-forwards	95,407	87,966
Provision for contingent liabilities	2,730	2,063
Allowance for doubtful accounts	2,121	2,328
Inventory obsolescence	2,078	2,199
Provision for warranties	1,649	1,430
Impairment of long-lived assets	1,521	1,504
Intercompany profit on inventory	1,291	1,244
Goodwill and intangible assets	981	1,124
Unrealized net losses on foreign exchange	763	449
Provision for sales representatives	314	340
One-time termination benefits	—	2,968

Total gross deferred tax assets	108,855	103,615
Less valuation allowance	(106,757)	(102,722)

Net deferred tax assets (a)	2,098	893

	2016	2015
Deferred tax liabilities:
With. tax on unremitted earnings of subsidiaries	(1,720)	(1,000)
Unremitted earnings of subsidiaries	(43)	(120)
Unrealized net gains on foreign exchange	(612)	(257)
Other temporary differences	(386)	—

Total deferred tax liabilities (b)	(2,761)	(1,377)

Net deferred tax assets (a + b)	(663)	(484)

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The deferred taxes reported above have been calculated considering the tax rate reduction from 27.5% to 24.0% approved by the Italian Parliament and starting from 2017. Therefore, the tax rate applied to calculate each of that Italian deferred tax assets and liabilities has been set considering the estimated period in which each of the related temporary differences will be reversed.

A valuation allowance has been established for most of the deductible tax temporary differences and tax loss carry-forwards.

Net deferred tax assets not provided for are mainly related to provisions for contingent liabilities and unrealized net losses on foreign exchange recorded by Natuzzi China Ltd and Natuzzi Trading Shanghai Ltd for which a valuation allowance has not been recorded in consideration of the positive economic result of such subsidiaries.

The valuation allowance for deferred tax assets as of December 31, 2016 and 2015 was 106,757 and 102,722, respectively. The net change in the total valuation allowance for the years ended December 31, 2016 and 2015 was an increase of 4,035 and a decrease of 9,650, respectively. In assessing the reliability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and the tax loss carry-forwards are utilized.

Given the cumulative loss position of the domestic companies and of some of foreign subsidiaries as of December 31, 2016 and 2015 management has considered the scheduled reversal of deferred tax liabilities and tax planning strategies, in making their assessment. The management after a reasonable analysis as of December 31, 2016 and 2015 has not identified any relevant tax planning strategies prudent and feasible available to reduce the valuation allowance. Therefore, at December 31, 2016 and 2015 the realization of the deferred tax assets is primarily based on the scheduled reversal of deferred tax liabilities, except in certain historically profitable jurisdictions.

Based upon this analysis, management believes it is not more likely than not that Natuzzi Group will realize the benefits of these deductible differences and net operating losses carry-forwards, net of the existing valuation allowance at December 31, 2016 and 2015.

As of December 31, 2016 some foreign subsidiaries realized pre-tax income and utilized the prior years tax loss carry-forwards for which the related deferred tax assets had a full valuation allowance. The effect of such change was a decrease of 1,650 of the beginning of the year 2016 balance of the valuation allowance.

Further, as of December 31, 2016 a foreign subsidiary changed its judgment about the ability to utilize the deferred tax assets in future years. Such change had the effect to reduce by 656 the beginning of the year 2016 balance of the valuation allowance.

Net deferred income tax assets are included in the consolidated balance sheets as follows:

2016	Current	Non current	Total
Gross deferred tax assets	5,300	103,555	108,855
Less Valuation allowance	(3,396)	(103,361)	(106,757)

Deferred tax assets	1,904	194	2,098
Deferred tax liabilities compensated	(804)	(194)	(998)

Net deferred tax assets	1,100	—	1,100

Deferred tax liabilities	(1,763)	—	(1,763)

Net deferred tax assets (liabilities)			(663)

2015	Current	Non current	Total
Gross deferred tax assets	4,530	99,085	103,615
Less Valuation allowance	(3,637)	(99,085)	(102,722)

Deferred tax assets	893	—	893
Deferred tax liabilities compensated	(377)	—	(377)

Net deferred tax assets	516	—	516

Deferred tax liabilities	(1,000)	—	(1,000)

Net deferred tax assets (liabilities)			(484)

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

As of December 31, 2016, taxes that are due on the distribution of the portion of shareholders’ equity equal to unremitted earnings of some subsidiaries are 43. Further, the withholding taxes due on unremitted earnings that will be distributed as dividends by some subsidiaries amount to 1,720. The Group has provided for such taxes as the likelihood of distribution is probable.

As of December 31, 2016 the tax losses carried-forward of the Group total 370,968 and expire as follows:

2017	3,350
2018	3,569
2019	9,909
2020	5,490
2021	3,642
Thereafter	43,422
No expiration	301,586

Total	370,968

Starting from 2014, in Italy, a new tax rule has been adopted for tax losses carry-forward. From 2014 all tax losses carried-forward no longer expire, with the only limitation being that such tax losses carry-forwards can be utilized to off-set a maximum of 80% of the taxable income in each following year. The new tax rule is applicable also to tax losses carry-forward from previous periods.

19. Salaries, wages and related liabilities

Salaries, wages and related liabilities are analyzed as follows:

	2016	2015
Salaries and wages	10,989	2,920
Social security contributions	4,081	6,880
Vacation accrual	4,350	4,231

Total	19,420	14,031

The increase in salary and wages is mainly derived from the unsettled portion of incentives granted to 170 workers pursuant to the agreements signed during 2016. The payment of such incentives amounted to 7,457, net of the social contributions and income taxes, has been set in two installments in February and April 2017. The first installment has been paid in February 2017, while the second installment will be paid by the end of April 2017.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

20. Long-term debt

Long-term debt at December 31, 2016 and 2015 consists of the following:

	2016	2015
6-months Euribor (360) plus a 3.9% spread long-term debt with final payment due August 2019	3,426	4,616
0.74% long-term debt payable in annual installments with final payment due April 2018	1,035	1,547
3-months Euribor (360) plus a 4% spread long-term debt with final payment due August 2019	4,500	5,000
6-months Euribor (360) plus a 2.9% spread long-term debt with final payment due December 2020	162	200
6-months Euribor (360) plus a 2.5% spread long-term debt with final payment due August 2017	8,838	7,666

Total long-term debt	17,961	19,029
Less: (current installments)	(11,632)	(3,397)

Long-term debt, excluding current installments	6,329	15,632

In 2016 the Company obtained an additional portion of 2,296 of the long-term debt in Romania that will be refunded by August 2017. The debt provides a variable interest on 6-months Euribor (360) plus a 2,5% spread.

In 2015 the Company obtained a long-term debt of a nominal amount of 5,000 with installments payable on a monthly basis and with final payments due August 2019. This long-term floating-rate debt provides variable installments depending on the 3-months Euribor (360) plus a 4% spread. This loan is assisted by financial covenants, to be measured at year-end, as follows:

•	Earnings before interest taxes depreciation and amortization (EBITDA) >= 3,000

•	Net Financial Position / Net Equity <= 0.25

As of December 31, 2016 these covenants have been respected.

Further in 2015, one of the Italian subsidiaries obtained a long-term debt of a nominal amount of 200 with installments payable on a monthly basis and with final payments due December 2020 and interest rate 6-months Euribor (360) plus a 2.9% spread. Such loan is guaranteed by a mortgage on some Italian plants for a total amount of 10,300.

Another loan of nominal 10,000, withdrawn at year-end 2015 by 7,666, was obtained by the Romanian subsidiary. The loan is payable on a monthly basis starting from August 2015 and ending in August 2017. The loan is guaranteed by a mortgage on the Romanian plant for an amount of 16,628. In addition, the loan is assisted by financial covenants, to be measured quarterly, as follows:

•	Cash receipts >= 60% turnover

•	Earnings before interest taxes depreciation and amortization (EBITDA) >= 4.5%

•	Net debt/EBITDA <= 3

•	Debt Service Cover Ratio >= 1.35

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

At December 31, 2016 these covenants have been respected. During 2016 and 2015 the Company punctually reimbursed all the installments of the aforementioned long-term loans.

Loan maturities after 2017 are summarized below:

2018	2,853
2019	1,934
2020	1,042
2021	500
Thereafter	—

Total	6,329

At December 31, 2016 the long-term debt denominated in foreign currency amounts to 8,838 and pertains to the Romanian subsidiary.

Interest expense related to long-term debt for the years ended December 31, 2016, 2015 and 2014 was 771, 535 and 152 respectively. Interest expense is paid with the related installment (quarterly, semi-annual or annual).

21. Other liabilities

Other liabilities consist of:

	2016	2015
Provision for tax and legal proceedings	11,185	6,576
One-time termination benefits	—	10,158
Termination indemnities for sales agents	1,132	1,223
Other provisions	936	1,889

	13,253	19,846

As at December 31, 2016, in the provision for tax and legal proceedings is included an amount related to income taxes for 1,255 and an amount for 1,870 related to other taxes.

The changes in the balance of “Provision for tax and legal proceedings” for the years ended December 31, 2016, 2015 and 2014 are as follows:

	2016	2015	2014
Balance, beginning of year	6,576	7,001	7,315
-Increases	4,609	1,153	—
-(Reductions)	—	(1,578)	(314)

Balance, end of year	11,185	6,576	7,001

Below are reported the comments on the main increases in 2016 provision for the tax and legal proceedings.

The 2016 increase in the provision for tax and legal proceedings refers for 2,750 to the probable liability for the legal claims related to those workers (176 workers) not adhering to the 2016 incentive payments program. As a consequence, they were involved into “opposed mobility program” and starting from October 2016 they cannot be considered Natuzzi workers. Most of them are claiming for some indemnities related to past years and for a new job in the Company.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

On March 9, 2016, at the Company’s Registered Office, the Tax Agency - Puglia section - initiated a tax inspection for fiscal year 2014, both upon direct and indirect taxes. The above-stated inspection was carried out in accordance with Article 27, paragraph 9 of Legislative Decree 185/2008, on the basis of the periodic controls upon large entities (business volumes of over Euro 100 million). During the inspection tax auditor enlarged fiscal years involved from 2014 to 2013, 2012 and 2011. The most important tax issue resulted from the inspection was related to transfer pricing. The Company intends to reach an agreement in order to settle such issue. At this regard an amount of 500 was accrued in the 2016 provision for tax and legal proceedings, as it represents the probable liability that will be paid to settle this tax claim.

The changes in the balance of the “One- time termination benefit” for the years ended December 31, 2016, 2015 and 2014 are as follows:

	2016	2015	2014
Balance, beginning of year	10,158	11,235	24,730
Increase for provision	3,128	3,425	—
(Utilization for settlements)	(13,286)	(4,502)	(13,495)

Balance, end of year	—	10,158	11,235

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

Before the end of the first lay-off period (October 15, 2013), an agreement was signed between the Company and the Trade Unions by which the Company obtained the extension by one year (October 15, 2014) of the special Social Security procedure called “CIGS - Cassa Integrazione Guadagni Straordinaria”, and the number of redundant workers was estimated at 1,506, with the possibility for maximum 600 workers to adhere to an incentive payments program ending in May 2014. Based on the agreement dated October 10, 2014, the Company, at December 31, 2013 increased by 19,959 the provision accrued in 2011 for one-time termination benefits, coming to a total provision of 24,730 as of December 31, 2013. The provision, calculated by the Company together with its labor consultants, considered (i) the cost of future layoffs, to be paid for those workers not adhering to the incentive payments program (ii) the best estimation of incentive payments to be paid in 2014 (iii) the advance notice remuneration owed to redundant workers in case of termination.

During 2014, the Company obtained the postponement of the “CIGS - Cassa Integrazione Guadagni Straordinaria” by one additional year (expiring on October 16, 2016) for 1,550 workers. Also, in 2014, negotiations started with social parties to obtain a Solidarity agreement aimed to avoid layoffs by reducing the number of daily work hours for all employees and reduce labor and social contribution costs. The agreement was finally signed on March 3, 2015 and referred to a total number of 1,818 workers, net of the 429 workers that left the Company further to the acceptance of incentive payments. Remaining redundant employees amounted to 516, to be managed through possible reabsorptions at the Ginosa site and at new entity going to be established, together with further incentive payment programs to be launched. Based on the estimation of the redundancy as of December 31, 2014, no accrual was posted to the one-time termination benefit provision since the Company estimated, together with its labor consultant, that the remaining provision was sufficient enough to cover the cost of future layoffs and/or incentive payments to be agreed upon.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

During 2015, 100 workers, originally employed at the Ginosa plant, have been re-employed at the Jesce, Matera and Laterza plants. As for the remaining redundancy, on July 28, 2015 a new incentive payment program has been launched, with ultimate deadline finally set on June 30, 2015. Afterwards, on October 14, 2015 the Company has obtained the postponement of the “CIGS - Cassa Integrazione Guadagni Straordinaria” program by one additional year (expiring on October 16, 2015) for a number of 424 workers. As of December 31, 2015, 65 workers have adhered to the new incentive payment program. Based on these elements, the remaining estimated redundancy was 359 workers. Out of this number, 100 workers were likely to accept incentives by June 30, 2015. In order to avoid layoffs, the Company was actively trying to place additional 100 redundant workers, granting incentives to local firms available to hire Natuzzi workers currently benefiting of the CIGS. Also, for the remaining 159 workers, the Company evaluated the non-opposed mobility cost. Given this scenario, the Company, together with its labor consultant, has increased the provision for one-time termination benefits by 3,425. The provision, calculated by the Company together with its labor consultants, considered (i) the cost of future layoffs, to be paid for those workers not adhering to the incentive payments program (ii) the best estimation of incentive payments to be paid in 2016 (iii) the advance notice remuneration owed to redundant workers in case of termination.

During 2016, 220 workers accepted an incentive of 11,620 and were involved into the non-opposed mobility program. The incentive of 9,966 for 170 workers has been set in two installments in February and April 2017; other 32 workers were re-employed in a new Natuzzi subsidiary (Newcomfort srl) and obtained an additional “CIGS - Cassa Integrazione Guadagni Straordinaria”. Such measure was adopted at the end to let Natuzzi setting up new facility (shaping foam) that will produce raw material for Natuzzi production needs. Currently such raw material is provided by third suppliers. Further, 176 workers did not accept to take part of this program and were involved in the opposed mobility program, so they are not anymore Natuzzi workers since October 2016. According to such scenario in 2016 the Company accrued a provision of 3,128 as one time termination benefit cost and used the whole one time termination fund for 13,286. In addition, as reported above, the Company accrued in the provision for tax and legal proceedings the amount of 2,750 for the probable liability for the legal claims related to those workers (176 workers) not adhering to the 2016 incentive payments program.

During 2016, 2015 and 2014, the Company granted one-time termination benefits of 13,286, 4,502 and 13,495 respectively, to the workers terminated pursuant to individual agreements reached during each year. For 2016, termination benefits paid amount to 4,457 on total recognized benefits of 13,286.

22. Shareholders’ equity

The share capital is owned, as of December 31, as follows:

	2016	2015
Mr. Pasquale Natuzzi*	56.5%	56.5%
Mrs. Anna Maria Natuzzi	2.6%	2.6%
Mrs. Annunziata Natuzzi	2.5%	2.5%
Other investors	38.4%	38.4%

	100.0%	100.0%

*	through Invest 2003 S.r.l.

The number of ordinary shares issued at December 31, 2016 and 2015 is 54,853,045. The par value of one ordinary share is euro 1.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

An analysis of the “Reserves” is as follows:

	2016	2015
Legal reserve	10,971	3,203
Monetary revaluation reserve	—	—
Government capital grants reserve	—	—
Majority shareholder capital contribution	488	488

Total	11,459	3,691

Italian law requires that 5% of net income of the parent company is retained as a legal reserve, until this reserve is 20% of the issued share capital of each respective company. The legal reserve may be utilized to offset losses; any portion which exceeds 20% of the issued share capital is distributable as dividends. The legal reserve totaled 10,971 and 3,203 at December 31, 2016 and 2015, it increased in 2016 by a portion of profit recorded by the parent company.

During 2015, the monetary revaluation reserve and the government capital grants reserve were totally used to offset the loss for 2014 recorded by the parent company.

The translation adjustment for 2016 included in retained earnings of shareholders’ equity related to translation of the Group’s foreign assets and liabilities at December 31, 2016 was a credit of 4,981 (credit of 7,188 at December 31, 2015).

Non-controlling interest shown in the accompanying consolidated balance sheet at December 31, 2016 is 3,445 (3,234 at December 31, 2015). The variation includes the effect of the exchange difference on group’s foreign financial statements.

23. Commitments and contingent liabilities

Several companies of the Group lease manufacturing facilities and stores under non-cancellable lease agreements with expiry dates through 2023. Rental expense recorded for the years ended December 31, 2016, 2015 and 2014 was 15,918, 16,574 and 15,933, respectively. As of December 31, 2016, the minimum annual rental commitments are as follows:

2017	15,186
2018	15,173
2019	15,239
2020	14,708
2021	13,917
Thereafter	14,561

Total	88,784

Certain banks have provided guarantees at December 31, 2016 to secure payments to third parties amounting to 2,244 (2,716 at December 31, 2015). These guarantees are unsecured and have various maturities extending through December 31, 2017.

The Group is involved in a number of certain and probable claims (including tax claims) and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters, after the provision accrued, will not have a material adverse effect on the Group’s consolidated financial position or results of operations (see note 21 and 28).

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

Net sales of upholstered furniture analyzed by coverings are as follows:

Sales of upholstered furniture	2016	2015	2014
Upholstered furniture—Leather	362,615	400,272	374,418
Upholstered furniture—Fabric	46,419	36,750	34,702

Subtotal	409,034	437,022	409,120

Other sales	48,184	51,454	52,280

Total	457,218	488,476	461,400

Within leather and fabric upholstered furniture, the Company offers furniture in the following categories: stationary furniture (sofas, loveseats and armchairs), sectional furniture, motion furniture, sofa beds and occasional chairs, including recliners and massage chairs.

The following tables provide information upon the net sales of upholstered furniture by geographical location. Net sales are attributed to countries based on the location of customers.

	2016	2015	2014
United States of America	112,009	127,885	114,007
England	45,926	52,666	37,524
Italy	36,788	39,081	35,997
China	29,956	26,121	21,626
Canada	26,958	33,874	37,868
Spain	14,963	13,216	12,525
Germany	13,531	11,363	13,279
France	12,764	12,524	16,126
Brazil	10,980	9,469	10,747
Belgium	9,494	8,958	10,244
Australia	7,585	9,371	9,694
Other countries (none greater than 2%)	88,080	92,494	89,483

Total	409,034	437,022	409,120

The other sales which, for 2016, 2015 and 2014 totaled 48,184, 51,454 and 52,280 respectively, include mainly sales of minor volumes of polyurethane foam, leather by-products and certain pieces of furniture (coffee tables, lamps and rugs).

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

25. Cost of sales

Cost of sales is analyzed as follows:

	2016	2015	2014
Opening inventories	79,068	90,213	78,991
Purchases	180,745	203,090	216,047
Labor	77,542	78,188	82,635
Third party manufacturers	10,508	10,807	16,325
Other manufacturing costs	30,827	30,744	30,646
Closing inventories	(78,384)	(79,068)	(90,213)

Total	300,306	333,974	334,431

As indicated in note 2, as a consequence of the adoption of the new accounting standard which is effective for annual reporting periods beginning on or after January 1, 2016 the Company has reclassified from the caption “other income (expense), net” to the caption “cost of sales” the accrual for the one-time termination benefits and the impairment loss on long-lived assets.

The accrual for the one-time termination benefits reclassified for the years ended December 31, 2016, 2015 and 2014 amounts to 3,128, 3,425 and 844, respectively. Such amounts have been included in the line item “labor”. Further, for information about the provision for the one-time termination benefits please refer to note 21.

The impairment loss of long-lived assets reclassified for the years ended December 31, 2016, 2015 and 2014 amounts to nil, nil and 414, respectively. Such amounts have been included in the line item “other manufacturing cost”.

The line item “Other manufacturing costs” includes the depreciation expenses of property plant and equipment used in the production of finished goods. The depreciation expense amounted to 9,518, 9,907 and 9,677 for the years ended December 31, 2016, 2015 and 2014, respectively.

26. Selling expenses

Selling expenses is analyzed as follows:

	2016	2015	2014
Freight	33,009	42,319	40,258
Salaries (commercial)	21,203	20,526	21,229
Advertising	17,046	16,724	17,943
Rent (commercial)	10,910	11,196	11,876
Other Freight costs	10,500	11,205	8,010
Commissions	9,554	10,022	9,109
Product repairs	8,231	7,086	6,024
Fairs	2,656	2,711	2,965
Utilities (commercial)	2,024	2,065	2,076
Depreciations (commercial)	1,672	1,716	1,908
Samples	1,108	1,448	1,151
Promotion	1,034	876	1,583
Consultancy (Commercial)	1,007	941	1,032
Bad debts	855	1,842	536
Impairment loss of long-lived assets	574	—	2,176
Credit insurance cost	555	574	575
Other commercial insurance cost	498	582	623
Other (commercial)	1,864	1,607	1,984

Total	124,300	133,440	131,058

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

As indicated in note 2, as a consequence of the adoption of the new accounting standard which is effective for annual reporting periods beginning on or after January 1, 2016 the Company has reclassified from the caption “other income (expense), net” to the caption “selling expenses” the impairment loss on long-lived assets and non-current investments for the years ended December 31, 2016, 2015 and 2014 amounting to 574, nil and 2,176, respectively.

27. General and administrative expenses

General and administrative expenses is analyzed as follows:

	2016	2015	2014
Salaries	16,428	16,047	18,410
Consultancy	4,073	3,505	4,133
Travel expenses	2,763	2,512	3,238
Non deductibles and indirect taxes	2,576	2,568	2,636
Depreciations	1,782	2,105	2,656
Mail & Phone	753	933	1,044
Directors and auditors—fees	710	679	647
Printing & Stationery	537	455	580
Cars cost	441	715	1,119
Electronic data processing	121	106	111
Other	2,836	2,491	1,729

	33,020	32,116	36,303

28. Other income /(expense), net

Other income/(expense), net is analyzed as follows:

	2016	2015	2014
Interest income	688	696	952
(Interest expense and bank commissions)	(4,791)	(3,986)	(2,815)

Interest income/(expense), net	(4,103)	(3,290)	(1,863)
Gains (losses) on foreign exchange, net	3,170	(964)	(2,158)
Unrealized exchange gain (losses) on derivative instruments, net	(976)	(94)	(271)
Other, net	88	(478)	(2,847)

Total	(1,821)	(4,826)	(7,139)

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

“Gains (losses) on foreign exchange, net” are related to the following:

	2016	2015	2014
Net realized gains (losses) on derivative instruments	456	120	(282)
Net realized gains (losses) on accounts receivable and payable	1,695	(12,284)	(288)
Net unrealized gains (losses) on accounts receivable and payable	1,019	11,200	(1,588)

Total	3,170	(964)	(2,158)

“Other, net” are related to the following:

	2016	2015	2014
Reversal of impairment loss of long-lived assets	—	801	—
Provisions for contingent liabilities	(377)	(1,153)	—
Profit from extraordinary disposal		—	1,564
Other, net	465	(126)	(4,411)

Total	88	(478)	(2,847)

As indicated in note 2, as a consequence of the adoption of the new accounting standard which is effective for annual reporting periods beginning on or after January 1, 2016 the Company has reclassified from the caption “other income (expense), net” to the caption “cost of sales” and “selling expenses” the accrual for the one-time termination benefits and the impairment loss on long-lived assets and non-current investments.

The accrual for the one-time termination benefits reclassified to “cost of sales” for the years ended December 31, 2016, 2015 and 2014 amounts to 3,128, 3,425 and 844, respectively. Such amounts have been included in the line item “labor”. The impairment loss of long-lived assets reclassified to “cost of sales” for the years ended December 31, 2016, 2015 and 2014 amounts to nil, nil and 414, respectively. Such amounts have been included in the line item “other manufacturing cost”. Refer to note 25.

The impairment loss of long-lived assets and non current-investments reclassified to “selling expenses” for the years ended December 31, 2016, 2015 and 2014 amounts to 574, nil and 2,176, respectively. Refer to note 26.

Reversal of impairment loss of of long-lived assets – In 2015 following the sale purchase agreement signed in the first months of 2016 with a third party for the sale of the Pojuca plant not in use, and the total collection of the sale price, occurred in 2016, the Company has reversed a portion of the impairment loss recorded in previous years, for an amount of 801.

Provisions for contingent liabilities—The Company has charged to other income (expense), net in 2016, 2015 and 2014 the amount of 377, 1,153 and nil, respectively, for the estimated probable liabilities related to some claims (including tax claims) and legal actions in which it is involved.

As of December 31, 2015, the accrual of 1,153 is composed of legal contingencies that arose from employees and suppliers of the parent Company for 320 and tax and legal contingencies related to the subsidiary Italsofa Nordeste for 833.

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

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Other, net – As of December 31, 2014, the caption primarily included extraordinary expenses incurred by Chinese subsidiaries of 2,140 and the accumulated depreciation on assets temporary not in use (i.e. some of the Italian plants), for which depreciation had been suspended in previous years and which had to be recorded following the adoption of the new accounting principles, effective for financial statements closed at December 31, 2014. The amount of the accumulated depreciation is 694.

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

The Group is exposed to credit risk in the event that the counterparties to the domestic currency swaps fail to perform according to the terms of the contracts. The contract amounts of the domestic currency swaps described below do not represent amounts exchanged by the parties and, thus, are not a measure of the exposure of the Group through its use of those financial instruments. The amounts exchanged are calculated on the basis of the contract amounts and the terms of the financial instruments, which relate primarily to exchange rates. The immediate credit risk of the Group’s domestic currency swaps is represented by the unrealized gains or losses on the contracts. Management of the Group enters into contracts with creditworthy counter-parties and believes the risk of material loss from such credit risk to be remote. The table below summarizes in euro equivalent the contractual amounts of forward exchange contracts used to hedge principally future cash flows from accounts receivable and sales orders at December 31, 2016 and 2015:

	2016	2015
U.S. dollars	26,670	15,523
British pounds	15,860	15,159
Euro	13,925	9,818
Canadian dollars	4,965	7,777
Australian dollars	2,964	2,558
Japanese yen	2,117	2,037
Danish kroner	618	624
Swedish kroner	421	396

Total	67,540	53,892

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

	2016		2015
	Contract amount	Unrealized gains (losses)	Contract amount	Unrealized gains (losses)
Assets	25,698	223	20,734	199
Liabilities	41,842	(1,293)	33,158	(293)

Total	67,540	(1,070)	53,892	(94)

At December 31, 2016 and 2015, the exchange derivative instruments contracts had a net unrealized expense of 1,070 and 94, respectively. These amounts are recorded in other income (expense), net in the consolidated statements of operations (see note 28).

Unrealized gains (losses) on forward exchange contracts are determined by using quoted prices in active markets for similar forward exchange contracts.

Refer to note 3(c) for the Group’s accounting policy on forward exchange contracts.

30. Fair value of financial instruments

The following table summarizes the carrying value and the estimated fair value of the Group’s financial instruments:

	2016		2015
	Carrying value	Fair value	Carrying value	Fair value
Assets:
-Marketable debts securities	6	6	5	5
- Derivative instruments	223	223	199	199
Liabilities:
-Long-term debt	17,961	16,778	19,029	17,014
- Derivative instruments	(1,293)	(1,293)	(293)	(293)

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

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The calculation of net loss and shareholders’ equity in conformity with US GAAP is as follows:

Reconciliation of net loss:

	2016	2015	2014
Net loss attributable to Natuzzi S.p.A. and subsidiaries in conformity with Italian GAAP	(6,089)	(16,484)	(49,357)

Adjustments to reported income:
(a) Revaluation of property, plant and equipment	28	28	28
(b) Government grants	631	531	283
(c) Revenue recognition	(664)	(616)	192
(d) Goodwill and intangible assets	32	—	—
(e) Translation of foreign financial statements	(5,007)	821	5,430
(f) One-time termination benefits	(9,094)	(2,141)	(2,885)
(g) Long-lived assets – impairment	413	(801)	—
(h) Write-off advertisement and advisory costs	376	376	376
(i) Long lived assets – Depreciation	1,643	—	—
(n) Deferred tax liabilities on unremitted earnings	1,306	(656)	(82)
Tax effect of US GAAP adjustments	(5)	—	—

Net loss attributable to Natuzzi S.p.A. and subsidiaries in conformity with US GAAP	(16,430)	(18,942)	(46,015)

Basic loss per share in conformity with US GAAP	(0.30)	(0.35)	(0.84)
Diluted loss per share in conformity with US GAAP	(0.30)	(0.35)	(0.84)

Reconciliation of equity attributable to Natuzzi S.p.A. and Subsidiaries:

	2016	2015
Equity attributable to Natuzzi S.p.A. and Subsidiaries in conformity with Italian GAAP	149,037	157,333

(a) Revaluation of property, plant and equipment	(312)	(340)
(b) Government grants	(7,565)	(8,196)
(c) Revenue recognition	(4,364)	(3,700)
(d) Goodwill and intangible assets	32	—
(e) Translation of foreign financial statements	5,169	7,969
(f) One-time termination benefits	—	9,094
(g) Long-lived assets – impairment	—	(413)
(h) Write-off advertisement and advisory costs	(705)	(1,081)
(i) Long lived assets – Depreciation	—	(1,643)
(n) Deferred tax liabilities on unremitted earnings	(5,603)	(6,909)
Tax effect of US GAAP adjustments	(5)	—

Equity attributable to Natuzzi S.p.A. and Subsidiaries in conformity with US GAAP	135,684	152,114

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The condensed consolidated balance sheets as at December 31, 2016 and 2015, and the condensed consolidated statements of operations for the years ended December 31, 2016, 2015 and 2014, which include all the US GAAP differences commented below are as follows:

Condensed Consolidated Balance Sheets as at December 31, 2016 and 2015

	Dec. 31, 2016	Dec. 31, 2015
ASSETS
Current assets	254,572	240,979
Non current assets	126,575	133,109

TOTAL ASSETS	381,147	374,088

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	184,074	149,242
Non current liabilities	57,944	69,498
Equity attributable to Natuzzi S.p.a. and Subsidiaries	135,684	152,114
Non-controlling interest	3,445	3,234

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	381,147	374,088

Condensed Consolidated Statements of Operations Years Ended December 31, 2016, 2015 and 2014

	2016	2015	2014
Net sales	454,880	485,805	456,374
Cost of sales	(315,302)	(337,770)	(339,157)

Gross profit	139,578	148,035	117,217
Selling expenses	(114,014)	(123,229)	(123,452)
General and administrative expenses	(33,020)	(37,682)	(36,303)

Operating income (loss)	(7,456)	(12,876)	(42,538)
Other income (expenses), net	(6,415)	(4,792)	(1,614)

Loss before income taxes	(13,871)	(17,668)	(44,152)
Income taxes	(2,940)	(1,242)	(1,846)

Net loss	(16,811)	(18,910)	(45,998)
Net income (loss) attributable to the non-controlling interest	381	(32)	(17)

Net loss attributable to Natuzzi S.p.A. and subsidiaries	(16,430)	(18,942)	(46,015)

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The tables below set forth the reconciliation of net sales and operating income (loss) from Italian GAAP to US GAAP for the years ended December 31, 2016, 2015 and 2014:

Reconciliation of net sales from Italian GAAP to US GAAP

	2016	2015	2014
Net sales Italian GAAP	457,218	488,476	461,400
(b) Government grants (reclassification)	(469)	(443)	(442)
(c) Revenue recognition (adjustment)	84	893	(1,757)
(j) Cost paid to resellers (reclassification)	(1,953)	(3,121)	(2,827)

Net sales US GAAP	454,880	485,805	456,374

Reconciliation of operating loss from Italian GAAP to US GAAP

	2016	2015	2014
Operating income (loss) Italian GAAP	(408)	(11,054)	(40,392)
(a) Revaluation property, plant and equipment (adjustment)	28	28	28
(b) Government grants (adjustment)	631	531	283
(c) Revenue recognition (adjustment)	(664)	(616)	192
(d) Goodwill and intangible assets (adjustment)	32	—	—
(f) One-time termination benefits (adjustment)	(9,094)	(2,141)	(2,885)
(g) Write-off intangible assets (adjustment)	376	376	376
(h) Long lived assets – Depreciation (adjustment)	1,643	—	—
(i) Long lived assets – Depreciation (reclassification)	—	—	(140)

Operating loss US GAAP	(7,456)	(12,876)	(42,538)

As indicated in Note 2, as a consequence of the adoption of the new accounting standard which it is effective for annual reporting periods beginning on or after January 1, 2016 the Company has reclassified from the caption “other income (expense), net” to the caption “cost of sales” and “selling expenses” the accrual for the one-time termination benefits and the impairment loss on long-lived assets and non-current investments. Such reclassifications have been applied using the retrospective method, as if the new classification had always been applied.

The accrual for the one-time termination benefits reclassified to “cost of sales” for the years ended December 31, 2016, 2015 and 2014 amounts to 3,128, 3,425 and 844, respectively. The impairment loss of long-lived assets reclassified to “cost of sales” for the years ended December 31, 2016, 2015 and 2014 amounts to nil, nil and 414, respectively (refer to note 25). The impairment loss of long-lived assets and non current-investments reclassified to “selling expenses” for the years ended December 31, 2016, 2015 and 2014 amounts to 574, nil and 2,176, respectively (refer to note 26).

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Based on the above discussion the operating loss for Italian GAAP for the years ended December 31, 2016, 2015 and 2014 amounting to 408, 11,054 and 40,392 includes the one-time termination benefits and the impairment loss on long-lived assets and non-current investments.

As a consequence of such reclassifications the reconciliation of the operating loss from Italian GAAP to US GAAP does not include anymore the one-time termination benefits and the impairment loss on long-lived assets and non-current investments as under both accounting framework they are classified in the operating loss. The one time termination benefits reported in such reconciliation for the years ended December 31, 2015 and 2014 amounted to 3,425 and 844, respectively, while the impairment loss of long-lived assets and non current-investments amounted to nil and 2,590, respectively.

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

Amortization of deferred income related to grants recognized as revenues under Italian GAAP of 469, 443 and 442 for the years ended December 31, 2016, 2015 and 2014 respectively would be reclassified to depreciation expense and recorded in cost of goods sold under US GAAP, in the period such amounts are recognized.

(c) Under Italian GAAP, the Group recognizes sales revenue, and accrued costs associated with the sales revenue, at the time products are shipped from its manufacturing facilities located in Italy and abroad. Most of the products are shipped from factories directly to customers under terms that transfer the risks and ownership to the customer when the customer takes possession of the goods. These terms are “delivered duty paid”, “delivered at place” and “delivered at terminal”. Delivery to the customer generally occurs within one to six weeks from the time of shipment.

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

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The principal effects of this variance on the accompanying consolidated balance sheets as of December 31, 2016 and 2015 and related consolidated statements of operations for each of the years in the three-year period ended December 31, 2016 are indicated below:

	2016	2015
Effect of revenue recognition adjustment on	Effects Increase (Decrease)	Effects Increase (Decrease)
Trade receivables, net	(19,224)	(19,308)

Inventories	12,630	13,072

Total effect on current assets (a)	(6,594)	(6,236)

Accounts payable-trade	(2,230)	(2,536)

Income taxes	—	—
Total effect on current liabilities (b)	(2,230)	(2,536)

Total effect on shareholders’ equity (a-b)	(4,364)	(3,700)

Effect of revenue recognition adjustment on	2016	2015	2014
Net sales	84	893	(1,757)

Gross profit	(358)	(620)	(120)

Operating income (loss)	(664)	(616)	192

Net Income	(664)	(616)	192

(d) Under Italian GAAP, the Company amortizes the goodwill arising from business acquisitions on a straight-line basis over a period of ten years.

Under US GAAP, in accordance with Accounting Standards Certification (ASC) 350, Intangibles, Goodwill and Other, the Company does not amortize goodwill. Instead, the Company annually assesses goodwill impairment at the end of its fiscal year by applying a fair value test. In the first step of testing for goodwill impairment, the Company estimates the fair value of each reporting unit and compares the fair value with the carrying value of the net assets assigned to each reporting unit. If the fair value is less than its carrying value, then a second step would be performed to determine the fair value of the goodwill. In this second step, the fair value of goodwill is determined by deducting the fair value of a reporting unit’s identifiable assets and liabilities from the fair value of the reporting unit as a whole, as if that reporting unit had just been acquired and the purchase price were being initially allocated. If the fair value of the goodwill is less than its carrying value for a reporting unit, an impairment charge would be recorded.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The changes in the carrying amount of goodwill and US deferred taxes arising from business acquisitions are as follows:

	Goodwill		US Deferred Taxes
	US	Italian	Goodwill
Balance at Dec. 31, 2013	—	—	—

Impairment	—	—	—
Amortization	—	—	—

Balance at Dec. 31, 2014	—	—	—
Impairment	—	—	—
Amortization	—	—	—

Balance at Dec. 31, 2015	—	—	—

Acquisition of stores	1,953	1,953	—
Impairment	—	—	—
Amortization	—	(32)	5

Balance at Dec. 31, 2016	1,953	1,921	5

In 2016, the carrying value of the goodwill under Italian GAAP of 1,921 and US GAAP of 1,953 is not aligned as a consequence of the amortization process. As of December 31, 2016 the Company has performed its annual impairment review of goodwill and no impairment loss arisen.

The goodwill recognized under US GAAP is amortizable for tax purpose according to Italian tax laws.

(e) Under Italian GAAP as of December 31, 2016, 2015 and 2014, the financial statements of the foreign subsidiaries expressed in a foreign currency are translated directly into euro as follows: (i) year-end exchange rate for assets, liabilities, share capital and retained earnings and (ii) average exchange rates during the year for revenues and expenses. The resulting exchange differences on translation are recorded as a direct adjustment to shareholders’ equity (see note 3 d)).

Under US GAAP as of December 31, 2016, 2015 and 2014 Natuzzi’s foreign subsidiaries financial statements have been translated on the basis of the guidance included in ASC Topic No. 830, Foreign Currency Matters (formerly FASB Statement No. 52). Under US GAAP, foreign subsidiaries are considered to be an integral part of Natuzzi due to various factors including significant intercompany transactions, financing, and cash flow indicators. Therefore, the functional currency for these foreign subsidiaries is the functional currency of the parent, namely the euro. As a result all monetary assets and liabilities are remeasured, at the end of each reporting period, using euro and the resulting gain or loss is recognized in the consolidated statements of operations. For all non monetary assets and liabilities, share capital and retained earnings historical exchange rates are used. The average exchange rates during the year are used to translate non-Euro denominated revenues and expenses, except for those non-Euro denominated revenues and expenses related to assets and liabilities which are translated at historical exchange rates. The resulting exchange differences on translation are recognized in the consolidated statements of operations.

At December 31, 2016, 2015 and 2014 the US GAAP difference arises due to the requirement to use the local currency as the functional currency under Italian GAAP as compared to US GAAP, which requires that the functional currency be determined based on certain indicators which may, or may not result in the local currency being determined to be the functional currency. Consequently, the Company recorded in the US GAAP reconciliation (a) a loss of 5,007 for 2016 and an income of 821 and 5,430 for 2015 and 2014, respectively (b) an increase in shareholders’ equity of 5,169 and 7,969 for 2016 and 2015, respectively.

(f) In accordance with Italian GAAP, the Company records the expense related to one-time termination benefits in the period the Company has formally decided to adopt the termination plan (approval by the Board of Directors and agreements signed with the Trade Unions) and is able to reasonably estimate the related one-time termination benefits.

Under US GAAP, ASC Topic No. 420, Exit or Disposal Cost Obligations, paragraph 420-10-25-4 states that the liability for the one-time termination benefits provided to current employees that are involuntarily terminated under the terms of a benefit arrangement that, in substance, is not an ongoing benefit arrangement or an individual deferred compensation contract is measured and recognized if a one-time arrangement exist at the date the plan of termination meets all the following criteria and has been communicated to the employees: (a)

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

management, having the authority to approve the action, commits to a plan of termination; (b) the plan identifies the number of employees to be terminated, their job classifications or functions and their locations, and the expected completion date; (c) the plan establishes the terms of the benefit arrangement, including the benefits that employees will receive upon termination (including but not limited to cash payments), in sufficient detail to enable employees to determine the type and amount of benefits they will receive if they are involuntarily terminated; (d) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Therefore, on the basis of the above discussion, the Italian GAAP recognition in the consolidated statement of operations of the one-time termination benefits related to the employees to be terminated involuntarily differs from US GAAP, due primarily for the need under US GAAP for the plan to be communicated in sufficient detail to the terminated employees.

During 2014, the Company recognized incentives to 429 terminated employees for an amount of 13,495. No additional accrual was posted according to Italian GAAP. Also, termination benefits for an amount of 844 were recognized to laid-off employees of the subsidiaries Natco and Impe, for which no provision had been accounted for in previous years. According to US GAAP the Company in 2014: (i) recorded in the consolidated statements of operations the additional cost of 2,885 incurred for the payment of incentives not provided for as at December 31, 2013, according to US GAAP (the US GAAP provision at December 31, 2013 was in fact of 10,610) (ii) reversed out of the consolidated statement of operations the remaining provision recorded under Italian GAAP of 11,235, connected to the portion of workers for whom no notification/agreements were reached in 2015. The residual difference of equity under US GAAP of 11,235 is therefore attributable to the workers that represented the remaining redundant workers as of December 31, 2014 and for which the criteria in ASC Topic 420 had not yet been met.

During 2015, the Company recognized incentives to 78 terminated employees for an amount of 4,502, reducing redundancy to 359 workers. In addition, in consideration of the new incentive payment launched on July 28, 2015, according to Italian GAAP the Company has accrued 3,425 to the provision for one-time termination benefits. As of December 31, 2015, 24 workers formalized the acceptance of those incentives, with an estimated cost of 1,064. According to US GAAP the Company in 2015: (i) recorded in the consolidated statements of operations the additional cost of 4,502 incurred for the payment of incentives not provided for as at December 31, 2014, according to US GAAP (the US GAAP provision as at December 31, 2014 was in fact of nil) (ii) reversed 2,361 out of the consolidated statements of operations (total accrual of 3,425 net of the accrual for incentive payment agreements already signed, as of December 31, 2015, equal to 1,064) and 9,094 out of the equity, representing respectively the accrual and the total provision attributable to the remaining workers for which no individual agreements have been reached. The residual difference of equity under US GAAP of 9,094 was therefore attributable to the workers that represented the remaining redundant workers as of December 31, 2015 and for which the criteria in ASC Topic 420 had not yet been met.

During 2016, the Company has recognized the incentives for the remaining redundant workers, in compliance with ASC Topic 420, and the residual difference of equity under US GAAP, as of December 31, 2015, of 9,094 has totally been recorded as a cost in the US GAAP reconciliation as of December 31, 2016.

(g) In 2008 the Group decided to close one of the Brazilian manufacturing plant located in Pojuca and based on a third-party independent appraisal recorded in the same year an impairment loss of 2,911; an additional impairment loss of 1,036 was recorded in 2011. No impairment loss emerged in 2012 and 2014. Under US GAAP, the impairment loss was measured by the amount by which the carrying value exceeded its fair value less costs to sell of 388. The difference between Italian GAAP and US GAAP related to these costs to sell has been reported in the US GAAP reconciliation starting from 2008.

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

In 2015, following the above sale/purchase agreement, the Group collected almost all the total agreed sale price. The remainder was collected in January 2016. In consideration of the total collection of the sale price, according to Italian GAAP, the Group decided to reverse a portion of the impairment loss recorded in previous years, for an amount of 801. According to US GAAP, considering the transfer of property in the registers was not yet occurred, and given that all the requirements set forth by US GAAP to recognize the operation as a sale were not yet met, the Group maintained the property among tangible assets, as already done according to Italian GAAP, but, provided that US GAAP did not consent the reversal of a previously recorded impairment loss, cancelled the impairment loss reversal booked according to Italian GAAP, in the amount of 801.

In 2016, considering the occurrence of transfer of property in the registers and that all other requirements set for by US GAAP have been met to recognize the sale, the differences recorded in the previous years between Italian GAAP and US GAAP related to the Pojuca plant have been reversed. Therefore, the Company has recorded the reversal of 388 related to the cost to sell posted in 2008, as impairment test method difference, and the reversal of 801 related to the impairment loss portion already cancelled under Italian GAAP in 2015.

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

According to US GAAP, these advisory costs can be considered as start-up costs. ASC 720-15 defines start-up costs as one-time activities related to any of the following: a) opening a new facility; b) introducing a new product or service; c) conducting business in a new territory; d) conducting business with an entirely new class of customers (for example, a manufacturer who does all of its business with retailers attempts to sell merchandise directly to the public) or beneficiary; e) initiating a new process in an existing facility; f) commencing some new

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

operation. ASC 720-15 requires the costs of start-up activities to be expensed as incurred. Therefore advisory costs related to the implementation of the new “moving line” production system have been expenses for US GAAP purposes.

As of December 31, 2013, under US GAAP a total write-off of 1,833 was recorded with reference to the above advertisement and advisory costs, whereas in 2014, 2015 and 2016 the depreciation amount of 376 for each year recorded under ITA GAAP has been reversed for US GAAP purposes. According to US GAAP, the differences of 376 for years 2016, 2015 and 2014 have been classified as cost of sales. No additional advertisement and advisory costs eligible for capitalization under Italian GAAP were capitalized in 2015 and 2016 in the consolidated financial statements prepared according to Italian GAAP.

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

In 2016, considering the occurrence of transfer of property of the Pojuca manufacturing facility and that all other requirements set for by US GAAP have been met to recognize the sale, the difference of 1,643 in the depreciation process for the Brazilian plant not in use, net of the accumulated impairment losses, which impacted the previous year net equity, has been reversed.

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

(j) Under Italian GAAP certain costs paid to resellers are reflected as part of selling expenses. Under US GAAP, in accordance with ASC No. 605-50 (Revenue Recognition – Customer Payments and Incentive) (Formerly EITF 01-09), these costs should be recorded as a reduction of net sales. Such expenses include advertising contributions paid to resellers which amounted at December 31, 2016, 2015 and 2014 to 1,953, 3,121 and 2,827, respectively.

(k) Under Italian GAAP, the Company includes its warranty cost as a component of selling expenses in the consolidated statement of operations. Under US GAAP, warranty costs would be included as a component of cost of sales. For the years ended December 31, 2016, 2015 and 2014 warranty costs amounting to 8,231, 7,086, and 6,023, respectively, would be reclassified from selling expenses to cost of sales under US GAAP.

(l) Under Italian GAAP the Company has derecognized the receivables connected to the non-recourse securitization agreement signed in July 2015, provided that the conditions set forth by Italian GAAP to derecognize those assets were satisfied.

According to US GAAP, considered that the requirements to account for the operation as “non-recourse” were not totally met, the Company has accounted for the operation as a “recourse” agreement. In particular, in the remote event of a bankruptcy or other receivership procedures to which the Company could be subject to, those receivables could be clawed back and are not therefore totally beyond the reach of a bankruptcy trustee or other receiver. Therefore, under US GAAP the Company has increased current assets and current liabilities of the condensed consolidated balance sheets by the amount of the derecognized receivables, equal to 35,964 and 26,453 as at December 31, 2016 and 2015, respectively.

(m) Under Italian GAAP the Company records a tax contingent liability (income tax exposure) when it is probable that the liability has been incurred and the amount of the loss can be reasonably estimated.

Under US GAAP the Company adopts the provisions of ASC Topic 740 which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a threshold of more-likely-than-not for recognition of tax benefits and liabilities on uncertain tax position taken or expected to be taken in a tax return. Such provisions of ASC Topic 740 also provides related guidance on measurement, derecognition, classification, interest and penalties, and disclosure.

There are no differences between the amounts recognized by the Company under such provisions of ASC Topic 740 and the amounts recognized under Italian GAAP. However, Italian GAAP does not require the disclosure reported below.

The following table provides the movements in the liability for uncertain tax positions for the years ended December 31, 2016 and 2015:

Tax liability on uncertain tax positions	2016	2015
Balance, beginning of the year	279	408
- Additions based on tax positions related to the current year	—	—
- Additions for tax positions of prior years	541	—
- Foreign exchange	192	—
- Reductions due to statute of limitations expiration	(277)	(129)
- Settlements	—	—

Balance, end of year	735	279

Under US GAAP and Italian GAAP the Company recognized interest and penalties, accrued in relation to the uncertainties in income taxes disclosed above, in other income (expense), net. During the years ended December 31, 2016, 2015 and 2014, the Company recognized 46, 14 and 34 in interest and penalties, respectively. The total provision for the payment of interest and penalties as at December 31, 2016 and 2015 amounted to 520 and 474, respectively.

Under US GAAP and Italian GAAP the Company includes the provisions for income tax contingent liabilities under the line other liabilities of the non current part of the balance sheet. For the years ended December 31, 2016 and 2015 the above provisions for income tax contingent liabilities, including interests and penalties, amount to 1,255 and 753, respectively.

All of the unrecognized tax benefits, if recognized, would affect the effective tax rate.

The Company operates in many foreign jurisdictions. With no material exceptions, the Company and its major subsidiaries located in Romania and China are no longer subject to examination by tax authorities for years prior to 2011.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

(n) Under Italian GAAP the Company recorded in its consolidated financial statements as of December 31, 2016 and 2015 the deferred tax liabilities amounting to 1,763 and 1,120, respectively related to the distribution of the portion of shareholders’ equity equal to the unremitted earnings and to the withholding tax due on unremitted earnings of foreign subsidiaries that will be distributed as dividends only for some subsidiaries, based on the circumstance that Natuzzi management has determined that the likelihood of distribution is more likely than not in the near term.

Under US GAAP the Company recognizes a deferred tax liability for temporary differences related to investments in foreign subsidiaries, unless it meets the indefinite reversal criteria. The Company does not meet the indefinite reversal criterion for any of its investments in foreign subsidiaries and as of December 31, 2016 and 2015 has recorded deferred tax liabilities due on such temporary differences. These deferred tax liabilities recorded in the US GAAP equity reconciliation as of December 31, 2016 and 2015 amount to 5,603 and 6,909, respectively.

Further, the effect of such deferred tax liabilities on the US GAAP net loss reconciliation for the years ended December 31, 2016, 2015 and 2014 amounts to a reduction of expense of 1,306 and an increase of expense of 656 and 82, respectively.

(o) The consolidated statements of cash flows for the years ended December 31, 2016, 2015 and 2014 prepared by the Company under Italian GAAP is in conformity with US GAAP ASC Topic No. 230, Statement of Cash Flow (Formerly FASB Statement No. 95). In particular, as a consequence of the US GAAP difference reported in Note 31(l) above, according to US GAAP cash flows from operating activities and cash flows from financing activities are respectively lower and higher by 9,511 and 26,453 as at December 31, 2016 and 2015 rispectively.

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

On Aug 18, 2015, the FASB issued ASU 2015-15 – Interest – Imputation of interest (Subtopic 835-30). This Accounting Standards Update adds SEC paragraphs pursuant to the SEC Staff Announcement at the June 18, 2015 Emerging Issues Task Force (EITF) meeting about the presentation and subsequent measurement of debt issuance costs associated with line-of-credit arrangements which were announced at ASU 2015-03. The Company has chosen not to early adopt this ASU 2015-03 and will disclose that we do not anticipate that this adoption will have a significant impact on its financial position, results of operations, or cash flows.

On November 20, 2015, the FASB issued ASU 2015-17 – Simplify Balance Sheet Classification of Deferred Taxes. Topic 740, Income Taxes, requires an entity to separate deferred income tax liabilities and assets into current and noncurrent amounts in a classified statement of financial position. Deferred tax liabilities and assets are classified as current or noncurrent based on the classification of the related asset or liability for financial reporting. Deferred tax liabilities and assets that are not related to an asset or liability for financial reporting are classified according to the expected reversal date of the temporary difference. To simplify the presentation of deferred income taxes, the amendments in this Update require that deferred income tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. Early adoption is permitted. The Company will adopt this standard in fiscal year 2017 and does not expect it to have a material impact on the Company’s financial statements.

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

On February 25, 2016 the FASB issued ASU 2016 – 02 – Leases, (Topic 842). The amendments in this Update are to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. Early adoption is permitted. The Company has chosen not to early adopt this standard. The adoption of this standard, although it will increase reported assets and liabilities, is not expected to have a material impact on the Company’s financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which significantly changes the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life. Such new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted. The Company is evaluating the provisions of this standard, but it does not expect adoption to have a material impact on the Company’s consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which addresses eight classification issues related to the statement of cash flows:

•	Debt prepayment or debt extinguishment costs;

•	Settlement of zero-coupon bonds;

•	Contingent consideration payments made after a business combination;

•	Proceeds from the settlement of insurance claims;

•	Proceeds from the settlement of corporate-owned life insurance policies, including bank-owned life insurance policies;

•	Distributions received from equity method investees;

•	Beneficial interests in securitization transactions; and

•	Separately identifiable cash flows and application of the predominance principle.

This standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. Early adoption is permitted. The Company is evaluating the provisions of this standard, but it does not expect adoption to have a material impact on the Company’s consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which provides a new framework for determining whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. Early adoption is permitted. The adoption of this standard is not expected to have a material impact on the Company’s financial statements.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

In January 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which requires an entity to no longer perform a hypothetical purchase price allocation to measure goodwill impairment. Instead, impairment will be measured using the difference between the carrying amount and the fair value of the reporting unit. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15,2019. Early adoption is permitted. The adoption of this standard is not expected to have a material impact on the Company’s financial statements.

32. Subsequent events

On March 27, 2017, an agreement was signed among the Company, the Trade Unions and the Ministry of Labor and Social Policy by which the Company obtained the extension of the Solidarity Contract (“contratto di solidarietà”) for the period May 2, 2017 through December 31, 2018. According to such program, which involves 1,909 workers, the Company is entitled to reduce working time for an average up to 35%.

SIGNATURE

The registrant, Natuzzi S.p.A., hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NATUZZI S.p.A.

By	/s/ Pasquale Natuzzi
Name: Pasquale Natuzzi
Title: Chief Executive Officer

Date: May 1, 2017

Exhibit Index

1.1	English translation of the by-laws (Statuto) of the Company, as amended and restated as of January 24, 2008 (incorporated by reference to Exhibit 1.1 to the Form 20-F filed by Natuzzi S.p.A. with the Securities Exchange Commission on June 30, 2008, file number 001-11854).

2.1	Deposit Agreement dated as of May 15, 1993, as amended and restated as of December 31, 2001, among the Company, The Bank of New York, as Depositary, and owners and beneficial owners of ADRs (incorporated by reference to the Form 20-F filed by Natuzzi S.p.A. with the Securities and Exchange Commission on July 1, 2002, file number 001-11854).

4.1	Agreement among the Ministry of Economic Development, Ministry of Labour and Social Policy, INVITALIA, the Region of Puglia, the Region of Basilicata, Natuzzi S.p.A., Confindustria and the Italian trade union and other entities named therein, dated as of October 10, 2013 (incorporated by reference to Exhibit 4.1 to the Form 20-F filed by Natuzzi S.p.A. with the Securities and Exchange Commission on April 30, 2014, file number 001-11854).

4.2	Addendum among the Ministry of Economic Development, Confindustria of Bari, Natuzzi S.p.A. and the trade unions named therein dated as of March 3, 2015, to the agreement dated as of October 10, 2013 (incorporated by reference to Exhibit 4.2 to the Form 20-F filed by Natuzzi S.p.A. with the Securities and Exchange Commission on April 30, 2015, file number 001-11854).

4.3	Two separate agreements, each among the Ministry of Labor, the Ministry of Economic Development, the Puglia Region, the Basilicata Region, Natuzzi S.p.A., Confindustria Bari and the Italian trade unions and other entities named therein, each dated as of March 3, 2015 (incorporated by reference to Exhibit 4.3 to the Form 20-F filed by Natuzzi S.p.A. with the Securities and Exchange Commission on April 30, 2015, file number 001-11854).

4.4	English translation of the Memorandum of Understanding between the Ministry of Labor and Social Policy, Natuzzi S.p.A. and the Italian trade unions (incorporated by reference to Exhibit 4.4 to the Form 20-F filed by Natuzzi S.p.A. with the Securities and Exchange Commission on May 23, 2016, file number 001-11854).

4.5	English translation of the Framework Agreement for Assignment of Receivables between Natuzzi S.p.A. and Muttley S.r.l., dated July 9, 2015 (incorporated by reference to Exhibit 4.5 to the Form 20-F filed by Natuzzi S.p.A. with the Securities and Exchange Commission on May 23, 2016, file number 001-11854).

4.6	English translation of minutes of agreement among Natuzzi S.p.A. and the Italian trade unions, dated as of March 27, 2017.

4.7	English translation of minutes of agreement among Natuzzi S.p.A. and the Italian trade unions, dated as of March 27, 2017.

8.1	List of Significant Subsidiaries.

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.