Form 20-F/A
period 2015-12-31
NATUZZI S P A
filed 2017-07-07
CIK 900391

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐   Item 17     ☒    Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (the “Amendment”) amends Item 15(a) of the Annual Report on Form 20-F (the “Original Annual Report”) for the year ended December 31, 2015, which was originally filed with the Securities and Exchange Commission (the “SEC”) on May 23, 2016. We have modified Part II Item 15(a), “Controls and Procedures,” in this Amendment in response to a comment letter received from the SEC regarding management’s conclusion as to the effectiveness of disclosure controls and procedures in the Original Annual Report. In addition, we are including current Exhibits 12.1, 12.2 and 13.1, the certifications of our Chief Executive Officer and Chief Financial Officer required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 as of the date of this Amendment.

Except as described above, we have not modified or updated any disclosures presented in the Original Annual Report. This Amendment does not reflect events occurring after the filing of the Original Annual Report or modify or update those disclosures, including the exhibits to the Original Annual Report. Accordingly, this Amendment should be read in conjunction with our filings with the SEC subsequent to the filing of the Original Annual Report.

PART II

Item 15.	CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures — The Company carried out an evaluation under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2015. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on the Company’s evaluation of its disclosure controls and procedures and, since the Company failed to complete its evaluation of internal control over financial reporting by the deadlines prescribed in the SEC’s rules and forms, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were not effective as of December 31, 2015 to provide reasonable assurance that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s applicable rules and forms, and that it is accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. The Company timely filed its annual report on Form 20-F for the year ended December 31, 2016 and concluded that its disclosure controls and procedures were effective as of the end of the period covered by such report.

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

/s/ Reconta Ernst & Young S.p.A.

Bari, Italy

May 23, 2016

PART III

Item 19.	Exhibits

Documents filed as exhibits to this Amendment No. 1 to our annual report:

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURE

The registrant, Natuzzi S.p.A., hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NATUZZI S.p.A.
By: /s/ Pasquale Natuzzi
Name: Pasquale Natuzzi Title: Chief Executive Officer

Date: July 7, 2017