Form 20-F
period 2017-12-31
NATUZZI S P A
filed 2018-04-30
CIK 900391

Natuzzi S.p.A

Annual Report on Form 20-F

2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended: December 31, 2017

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

As of December 31, 2017 54,853,045 Ordinary Shares

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

Amounts stated in U.S. dollars, unless otherwise indicated, have been translated from the Euro amount by converting the Euro amounts into U.S. dollars at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) for euros on December 31, 2017 of U.S.$ 1.2022. The foreign currency conversions in this Annual Report should not be taken as representations that the foreign currency amounts actually represent the equivalent U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated.

The Consolidated Financial Statements included in Item 18 of this Annual Report are prepared in conformity with generally accepted accounting principles established by the Italian Accounting Profession (“Italian GAAP”). These principles vary in certain significant respects from generally accepted accounting principles in the United States (“U.S. GAAP”). See Note 31 to the Consolidated Financial Statements included in Item 18 of this Annual Report. All discussions in this Annual Report are in relation to Italian GAAP, unless otherwise indicated.

In this Annual Report, the term “seat” is used as a unit of measurement. A sofa consists of three seats; an armchair consists of one seat.

The terms “Natuzzi,” “Natuzzi Group”, “Company,” “Group,” “we,” “us,” and “our,” unless otherwise indicated or as the context may otherwise require, mean Natuzzi S.p.A. and its consolidated subsidiaries.

None of the websites referred to in this Annual Report, including where a link is provided, nor any of the information contained on such websites is incorporated by reference in the Annual Report.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Selected Financial Data

The following table sets forth selected consolidated financial data for the periods indicated and is qualified by reference to, and should be read in conjunction with, the Consolidated Financial Statements and the notes thereto included in Item 18 of this Annual Report and the information presented under “Operating and Financial Review and Prospects” included in Item 5 of this Annual Report. The statement of operations and balance sheets data presented below have been derived from the Consolidated Financial Statements.

As consequence of the application of the new Italian legislation introduced by Legislative Decree no. 139 of August 2015, which endorsed the EU Directive 34/2013, in December 2016, the Italian Accounting Profession (OIC) issued new accounting standards applicable for the annual reporting periods beginning on or after January, 1 2016. Therefore, beginning in 2016, the consolidated financial statements of the Company have been prepared in compliance with these new accounting standards that led only to changes in the classification of some financial statements captions, while there were no changes in Natuzzi’s accounting policies. These changes have been applied using the retrospective method, as if the new classification had always been applied.

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

Please refer to the Company’s Annual Report on Form 20-F for the year ended on December 31, 2016, filed with the SEC on May 1, 2017 to see the summary of the impact of such changes on the Company’s consolidated statements of operations for the years ended December 31, 2016, 2015, 2014 and 2013.

Generally accepted accounting principles in the Republic of Italy vary in certain significant respects from generally accepted accounting principles in the United States of America. Information relating to the nature and effect of such differences is presented in Note 31 to the consolidated financial statements.

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

	Year Ended At December 31,
	2017	2017	2016	2015	2014	2013
	(millions of dollars, except per Ordinary Share)(1)	(millions of euro, except per Ordinary Share)
Statement of Operations Data:
Amounts in accordance with Italian GAAP :
Net sales:
Leather- and fabric-upholstered furniture	$448.1	€393.2	€409.0	€437.0	€409.1	€402.8
Other(2)	64.3	56.4	48.2	51.5	52.3	46.3
Total net sales	512.4	449.6	457.2	488.5	461.4	449.1
Cost of sales	(355.0)	(311.5)	(300.3)	(334.0)	(334.4)	(337.7)
Gross profit	157.4	138.1	156.9	154.5	127.0	111.4
Selling expenses	(149.4)	(131.1)	(124.3)	(133.4)	(131.1)	(129.1)
General and administrative expenses	(41.1)	(36.1)	(33.0)	(32.1)	(36.3)	(43.5)
Operating loss	(33.2)	(29.1)	(0.4)	(11.1)	(40.4)	(61.2)
Other income (expense), Net	(0.2)	(0.2)	(1.8)	(4.8)	(7.1)	(3.0)
Loss before taxes and minority interests	(33.4)	(29.3)	(2.2)	(15.9)	(47.5)	(64.2)
Income taxes	(3.0)	(2.6)	(4.3)	(0.6)	(1.8)	(4.1)
Loss before non-controlling interests	(36.4)	(31.9)	(6.5)	(16.5)	(49.3)	(68.4)
Non-controlling interest	(0.6)	(0.5)	(0.4)	0.0	0.1	0.2
Net Loss	(35.8)	(31.4)	(6.1)	(16.5)	(49.4)	(68.6)
Loss per Ordinary Share (3)	(0.65)	(0.57)	(0.11)	(0.30)	(0.90)	(1.25)
Dividends declared per share	—	—	—	—	—	—
Amounts in accordance with U.S. GAAP:
Net sales	$513.5	€450.6	€454.9	€485.8	€456.4	€445.2
Operating loss	(30.2)	(26.5)	(7.5)	(12.9)	(42.5)	(55.8)
Net loss	(36.5)	(30.4)	(16.8)	(18.9)	(46.0)	(61.8)
Net loss per Ordinary Share (basic and diluted)	(0.66)	(0.55)	(0.31)	(0.34)	(0.84)	(1.13)
Weighted average number of Ordinary Shares Outstanding	54,853,045	54,853,045	54,853,045	54,853,045	54,853,045	54,853,045
Balance Sheet Data :
Amounts in accordance with Italian GAAP :
Current assets	$243.9	€202.9	€224.8	€220.8	€239.2	€270.2
Total assets	382.1	317.8	347.2	349.4	380.0	421.9
Current liabilities	177.6	147.7	150.2	125.1	149.7	138.2
Long-term debt	25.1	20.9	6.3	15.6	6.2	4.2
Non-controlling interest	2.4	2.0	3.4	3.2	3.0	2.7
Shareholders’ equity attributable to Natuzzi S.p.A. and Subsidiaries	127.9	106.4	149.0	157.3	171.0	208.9
Net Assets	130.4	108.5	152.5	160.5	174.0	211.6
Amounts in accordance with U.S. GAAP:
Total assets	$441.3	€367.1	€381.1	€374.1	€381.3	€428.9
Shareholders’ equity attributable to Natuzzi S.p.A. and Subsidiaries	127.1	105.7	135.7	152.1	171.1	217.1
Net Assets	129.5	107.7	139.1	155.3	174.1	219.8

1)	Income Statement amounts are converted from euros into U.S. dollars by using the average Federal Reserve Bank of New York Euro exchange rate for 2017 of U.S.$ 1.1396 per 1 Euro. Balance Sheet amounts are converted from euros into U.S. dollars using the Noon Buying Rate of U.S.$ 1.2022 per 1 Euro as of December 31, 2017. Source: Bloomberg (USCFEURO Index).
2)	Sales included under “Other” principally consist of sales of polyurethane foam and leather to third parties and sales of living room accessories.
3)	Share capital as of December 31, 2017, 2016, 2015, 2014 and 2013 amounted to €54.9 million, €54.9 million, €54.9 million, €54.9 million and €54.9 million, respectively. Shareholder’s Equity represents the Total Equity attributable to Natuzzi S.p.A. and its subsidiaries.

Exchange Rates

The following table sets forth, for each of the periods indicated, the Noon Buying Rate for the Euro expressed in U.S. dollars per Euro.

Year:	Average(1)	At Period End
2013	1.3303	1.3779
2014	1.3210	1.2101
2015	1.1032	1.0859
2016	1.1029	1.0552
2017	1.1396	1.2022

Month ending on:	High	Low
31-Oct-2017	1.1847	1.1580
30-Nov-2017	1.1936	1.1577
31-Dec-2017	1.2022	1.1725
31-Jan-2018	1.2488	1.1922
28-Feb-2018	1.2482	1.2211
31-Mar-2018	1.2440	1.2216
Through April 20, 2018	1.2384	1.2230

(1)	The average of the Noon Buying Rates for the relevant period, calculated using the average of the Noon Buying Rates on the last business day of each month during the period. Source: Federal Reserve Statistical Release on Foreign Exchange Rates–Historical Rates for Euro Area; Bloomberg (USCFEURO Index).

The effective Noon Buying Rate on April 20, 2018 was U.S.$ 1.2282 to 1 Euro.

Risk Factors

Investing in the Company’s ADSs involves certain risks. You should carefully consider each of the following risks and all of the information included in this Annual Report.

The Group has a recent history of losses; the Group’s future profitability, financial condition and ability to maintain adequate levels of liquidity depend, to a large extent, on its ability to overcome macroeconomic and operational challenges — In 2017, the Group reported net losses of €31.4 million and an operating loss of €29.1 million. The results in 2017 mainly resulted from both external factors and new operational challenges. See “Item 5. Operating and Financial Review and Prospects.” During the 2013-2016 period, the Company implemented an intensive restructuring of its operations that led to an improving trend in its results. In fact, the Group reported a net loss of €68.6 million in 2013, €49.4 million in 2014, €16.5 million in 2015 and €6.1 million in 2016. Furthermore, during the same 2013-2016 period, the Group reported an improving trend also in its operating loss: €61.2 million in 2013, €40.4 million in 2014, €11.1 million in 2015 and €0.4 million in 2016.

In 2017, the Group concentrated its efforts on the expansion of the Group’s retail network of monobrand stores, both directly operated and franchised. This new activity required significant upfront costs at both the regional and HQ level. Most of the newly opened monobrand stores were not fully productive in 2017 and, therefore, investments in the retail and marketing organization were, at the beginning, not adequately returned by sales. While the Group expects the new directly-operated stores will progressively improve in productivity to absorb such up-front costs, there is a chance that these investments will not be recouped.

As in previous years, the Group continues to operate in a persistently difficult macroeconomic environment affecting the furniture industry as a whole (particularly evident in some mature markets, such as Europe), which includes weak economic activity in certain Euro-zone countries.

In response to this difficult macroeconomic environment, in 2014, the Group launched a transformation plan (the “Transformation Plan”), which was aimed at restructuring the Group’s operations, by reducing our Italian workforce. In 2017, the Company faced redundant workforce related challenges. See “Item 5. Operating and Financial Review and Prospects.” The Group may continue to be affected by difficult macroeconomic conditions and may face operational challenges going forward.

In addition, during the last six years, pursuant to our obligations under the Italian Reorganization Agreements (as defined in Item 10. Additional Information—Material Contracts” below), the Group incurred aggregate financial obligations in the amount of €41.4 million (€16.9 million, €4.5 million, €4.5 million, €13.5 million, €1.4 million and €0.6 million for years 2017, 2016, 2015, 2014, 2013 and 2012, respectively) in connection with an incentive program aimed at reducing redundant employees.

Despite these incentive payments, the Group increased its cash and cash equivalents from €52.5 million at the end of 2015 to €65.0 million at the end of 2016. The Group’s net financial position at the end of year 2016 amounted to €28.9 million, compared to €14.5 million at the 2015 year-end. This positive result was due to benefits deriving from the Transformation Plan and improvements in efficiency, trade receivables securitizations and other improvements in net working capital, despite declining sales. 2016 was also characterized by an increase in financial credit lines that were initially granted by financial institutions in 2015 on both a short- and long-term basis. In 2017, for the reasons highlighted above, with particular reference to the execution of the retail expansion program and the payments pursuant to our obligations under the Italian Reorganization Agreements, cash and cash equivalents decreased to €55.0 million from €65.0 million at the end of 2016. Our Net Financial Position was equal to €9.6 million at the end of 2017, from €28.9 million in 2016.

Despite the challenges arising from the restructuring of our Italian operations, management believes that the Group has a sufficient source of liquidity to fund working capital expenditures and other contractual obligations for the next 12 months. See “Item 5. Operating and Financial Review and Prospects.” The Group has also faced increased labor costs for some of its manufacturing plants operating abroad. See “Item 4. Information on the Company—Manufacturing” for further information.

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

The Group has redundant workers at its Italian operations. This remains an unresolved issue and the management of such redundant workers may not be successful and therefore, could significantly impact our operations, earnings and liquidity in the foreseeable future — In May 2017, the Italian Supreme Court rejected the Company’s appeal of a lawsuit brought by two former employees of the Company relating to the implementation of the Cassa Integrazione Guadagni Straordinaria (“CIGS”), an Italian temporary lay-off program, ruling in favor of the plaintiffs. As a result of this decision, the Company accrued €9.3 million in the “Provision for tax and Legal proceedings” included in the “Other liabilities” caption of the Company’s balance sheet. With reference to the Italian Supreme Court resolution dated May 2017, we recently received a new resolution from a local court ruling in favor of Natuzzi S.p.A. In October 2016 the Company laid off 176 workers as part of an organization restructuring, 166 of which were then re-employed in the second half of 2017 as the Bari Labor Court deemed the dismissals to have been carried out improperly. The Company challenged the Bari Labor Court’s judicial measures in order to assert its positions but this challenge is still pending. In this regard, in December 2017, the Company reached an agreement with the Italian institutions representing these workers to extend the scope of the current Solidarity Agreement (as defined below) in order to reduce the impact of the re-employments in 2018. The Company will continue to evaluate the implications of such decision and any future developments on its strategy and business organization, any of which could have an adverse impact on the Company’s financial condition and results of operations in future periods. There’s no guarantee that future developments on this matter could not have a material adverse effect on our business, financial condition and operating results.

Global economic conditions may affect the Group’s business and could significantly impact our operations, sales, earnings and liquidity in the foreseeable future — Our sales volumes and revenues may be affected by overall general economic conditions. For example, a significant decline in the global economy, or in consumers’ confidence could have a material adverse effect on our business. Deteriorating general economic conditions may affect disposable incomes and reduce consumer wealth, thus affecting client demand, which may negatively impact our profitability and put downward pressure on our prices and volumes. Many factors, all of which are generally beyond our control, affect the level of consumer spending in the home furnishing industry, including the state of the economy as a whole, stock market performance, interest and exchange rates, inflation, political uncertainty, the availability of consumer credit, tax rates, unemployment levels and other matters that influence consumer confidence. In general, sales of home furnishing goods tend to decline during recessionary periods when the level of disposable income tends to be lower or when consumer confidence is low. We distribute our products internationally and we may be affected by downturns in general economic conditions or uncertainties regarding future economic prospects that may affect the Countries in which we sell a significant portion of our products. In particular, the majority of our current sales are in the EU and in the United States; if we are unable to expand in emerging markets, a downturn in mature economies, such as the EU and the United States, may negatively affect our results of operations and financial performance.

In the EU, in particular, despite measures taken by several governments and monetary authorities to provide financial assistance to certain Eurozone countries and to avoid default on sovereign debt obligations, concerns persist regarding the debt burden of several countries. These concerns, along with the significant fiscal adjustments carried out in several countries, intended to manage actual or perceived sovereign credit risk, have led to further pressure on economic growth and may lead to new periods of recession. Furthermore, a resurgence of the sovereign debt crisis in Europe could diminish the banking industry’s ability to lend to the real economy, thus creating a negative spiral of declining production, higher unemployment and a weakening financial sector.

In addition, uncertainties regarding future trade arrangements and industrial policies in various countries, such as in the United Kingdom following the referendum to leave the European Union and in the United States under the current administration, create additional macroeconomic risk. In the United States, any policy to discourage import into the United States of home furnishings manufactured elsewhere could adversely affect our operations. Any new policies and any steps we may take to address such new policies may have an adverse effect on our business, financial condition and results of operations.

These difficult conditions could continue to affect our sales and earnings in the future. Sales of residential furniture are impacted by downturns in the general economy primarily due to decreased discretionary spending by consumers.

Adverse economic conditions may also affect the financial health and performance of our dealers in a manner that will affect sales of our products or their ability to meet their commitments to us. Economic downturn may also affect retailers, our primary customers, and may result in the inability of our customers to pay the amounts owed to us. In addition, if our retail customers are unable to sell our products or are unable to access credit, they may experience financial difficulties leading to bankruptcies, liquidations, and other unfavorable events. If any of these events occur, or if unfavorable economic conditions continue to challenge the consumer environment, our future sales, earnings, and liquidity would likely be adversely impacted.

The Group’s ability to generate the significant amount of cash needed to service our debt obligations and comply with our other financial obligations, and our ability to refinance all or a portion of our indebtedness or obtain additional financing depends on multiple factors, many of which may be beyond our control — Our ability to make scheduled payments due on our existing and anticipated debt obligations and on our other financial obligations, and to refinance and to fund planned capital expenditure and development efforts will depend on our ability to generate cash. See “— The Group has a recent history of losses; the Group’s future profitability, financial condition and ability to maintain adequate levels of liquidity depend to a large extent on its ability to overcome macroeconomic and operational challenges.” We will need to generate sufficient operating cash flow from our operations to service our current and future projected indebtedness. Our ability to obtain cash to service our existing and projected debts is subject to a range of economic, financial, competitive, legislative, regulatory, business and other factors, many of which are beyond our control. We may not be able to generate sufficient cash flow from our operations to satisfy our existing and projected debt and other financial obligations, in which case, we may have to undertake alternative financing plans, sell assets, reduce or delay capital investments, or seek to raise additional capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the financial markets and our financial condition at such time. To the extent we have borrowings under bank overdrafts that are payable upon demand or which have short maturities, we may be required to repay or refinance such amounts on short notice, which may be difficult to do on acceptable financial terms or at all. At December 31, 2017, we had €19.7 million of bank overdrafts outstanding. In addition, while we had €55.0 million of cash and cash equivalents at December 31, 2017, 37.7% of this amount was held by our Chinese subsidiaries, which can be paid to us as a dividend incurring withholding taxes. We cannot assure you that any refinancing or restructuring would be possible, that any assets could be sold, or, if sold, of the timing of the sales or the amount of proceeds that would be realized from those sales. We cannot assure you that additional financing could be obtained on acceptable terms, if at all, or would be permitted under the terms of our various debt instruments then in effect. Our failure to generate sufficient cash flow to satisfy our existing and projected debt obligations, or to refinance our obligations on commercially reasonable terms, would have an adverse effect on our business, financial condition and results of operations.

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

The Group’s operations have benefited in 2017 and in previous years from temporary work force reduction programs that, if not continued, may have an impact on the Group’s future performance — Due to the persistently difficult business environment that has negatively affected the Group’s sales performance over the years, the Company has in recent years entered into a series of agreements with Italian trade unions and the relevant Italian Ministry pursuant to which government funds have been used to pay a substantial portion of the salaries of redundant workers who are subject to either layoffs (as in the case of Cassa Integrazione Guadagni Straordinaria, or “CIGS,” an Italian temporary lay-off program) or reduced work schedules (as in the case of the Solidarity Agreement, as defined below).

The agreements signed in recent years have been important . Between October 2013 and October 2015, 500 blue collar workers voluntarily terminated their employment with Company, which led to a gradual reduction of redundant structural staff.

On March 3, 2015, the Minister of Labour and Social Politics signed new agreements in order to reduce the redundant staff by reducing the working hours per day (the “Solidarity Agreement”). Pursuant to the Solidarity Agreement, a higher number of workers, as compared to the Company’s current need, may continue to work at the Company, though with a salary reduction that is less than proportional to the reduction in working hours (as a result of government financial support). On March 22, 2016, the Solidarity Agreement was extended for a one-year period, expiring on May 1, 2017. On March 27, 2017, the Company and the trade unions involved agreed to extend the Solidarity Agreement until December 2018. Negotiations with the Trade Unions and the relevant Ministry about the management of such redundant workers after the expiration of the current Solidarity Agreement have recently started and still ongoing.

In 2017, the Company had to reintegrate 166 workers by carrying out the reinstatement measures of the Bari Labour Court that canceled the October 2016 dismissals.

The impact of the reintegration of these 166 workers was managed by the Company through the signing of a new Solidarity Agreement, with the Minister of Labor and Social Politics and trade unions, which extends to all employees, including reintegrated workers.

For further information, please see “Item 5. Operating and Financial Review and Prospects — One-Time Termination Benefits” and Notes and 21 of the Consolidated Financial Statements included in Item 18 of this Annual Report.

The Company’s inability to continue reducing redundant structural staff could have an adverse effect on our financial condition, results of operations, and cash flows.

The Group’s operations may be adversely impacted by strikes, slowdowns and other labor relations matters — Many of our employees, including many of the laborers at our Italian plants, are unionized and covered by collective bargaining agreements. As a result, we are subject to the risk of strikes, work stoppages or slowdowns and other labor relations matters, particularly in our Italian plants. These collective bargaining agreements also limit the possibility to dynamically react to market conditions or competition without the agreement of Italian trade union representatives. During 2014, 2015 and 2016, we experienced strikes and slowdowns in connection with our Italian reorganization efforts, which resulted in lower productivity levels. In 2017, there were no strikes carried out at the Company’s Italian plants. Our operations may also be adversely impacted by future strikes or slowdowns, which we anticipate could occur in the future in connection with the announcement of layoffs and the subsequent termination of redundant employees.

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

We may not execute our Business Plan, successfully or in a timely manner, which could have a material adverse effect on our results of operations or on our ability to achieve the objectives set forth in our plans — On April 6, 2018, the Board of Directors on April 6, 2018 adopted a new Business Plan for 2018 through 2022. As set out in this Business Plan, we expect a slight return to profitability, by consolidating investments made in the retail business and developing the private label business, while continuing efficiency actions in manufacturing and logistics. During the first quarter of 2018, the Company began to see positive signs for our retail expansion strategy, as our directly operated stores (“DOS”) network reported a single-digit increase in the order flow over the same period last year. The Business Plan has been prepared without considering the potential impacts of the joint venture with Jason Furniture (Hangzhou) Co., Ltd. (“Kuka”) on the Company’s financial results, as better described in Note 32 of the consolidated financial statements included in Item 18 of this Annual Report. The profitability of our operations depends on the successful and timely execution of the Business Plan, as well as the impact of other matters, including the joint venture with Kuka. The failure to successfully and timely execute these objectives could result in ongoing losses for the Group and a failure to reduce costs and improve sales as contemplated by the Business Plan.

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

In addition, with the vast majority of our net sales deriving from the sale of leather-upholstered furniture, consumers have the choice of purchasing upholstered furniture in a wide variety of styles and materials, and consumer preferences may change. There can be no assurance that the current market for leather-upholstered furniture will grow consistent with our internal projections or that it will not decline.

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

Fluctuations in currency exchange rates and interest rates may adversely affect the Group’s results — The Group conducts a substantial part of its business outside of the Euro-zone and is exposed to market risks stemming from fluctuations in currency and interest rates. In particular, an increase in the value of the Euro relative to other currencies used in the countries in which the Group operates has in the past, and may in the future, reduce the relative value of the revenues from its operations in those countries, and therefore may adversely affect its operating results or financial position, which are reported in Euro. In addition to this risk, the Group is subject to currency exchange rate risk to the extent that its costs are denominated in currencies other than those in which it earns revenues. In 2017, a significant portion of the Group’s net sales (about 66%), but approximately 45% of its costs were denominated in currencies other than the Euro. The Group also holds a substantial portion of its cash and cash equivalents in currencies other than the Euro, including a large amount in Chinese Yuan (CNY or RMB, hereafter) received as compensation for the relocation of its Chinese manufacturing plant in 2011. The Group is therefore exposed to the risk that fluctuations in currency exchange rates may adversely affect its results, as has been the case in recent years. During 2017 through the first part of 2018, the foreign exchange markets have been subject to a high degree of volatility, with the Euro currency strengthening over the major currencies, US dollar in particular, in which the Group sells its products.

In addition, foreign exchange movements might also negatively affect the relative purchasing power of our clients which could also have an adverse effect on our results of operations.

Although we seek to manage our foreign currency risk in order to minimize negative effects from rate fluctuations, including through hedging activities, there can be no assurance that we will be able to do so successfully. Therefore, our business, results of operations and financial condition could be adversely affected by fluctuations in market rates, particularly if these highly volatile conditions persist.

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

The Company relies on information technology to operate its business, and any disruption to its technology infrastructure could harm the Company’s operations — We operate many aspects of our business including financial reporting, and customer relationship management through server and web-based technologies. We store various types of data on such servers or with third-parties who in turn store it on servers and in the “cloud”. Any disruption to the internet or to the Company’s or its service providers’ global technology infrastructure, including malware, insecure coding, “Acts of God,” attempts to penetrate networks, data theft or loss and human error, could have adverse effects on the Company’s operations. A cyber attack of our systems or networks that impairs our information technology systems could disrupt our business operations and result in loss of service to customers. We have a Business Continuity Plan and cybersecurity test designed to protect and preserve the integrity of our information technology systems and the business continuity. Our ability to keep our business operating effectively depends on the functional and efficient operation of our information, data processing and telecommunications systems, including our design, procurement, manufacturing, inventory, sales and payment process. While we have invested and continue to invest in information technology risk management, cybersecurity and disaster recovery plans, these measures cannot fully insulate the Company from technology disruptions or data theft or loss and the resulting adverse effect on the Company’s operations and financial results.

The price of the Group’s principal raw materials is difficult to predict. In 2017, approximately 86% of the Group’s total upholstered net sales came from leather-upholstered furniture sales. The acquisition of cattle hides represented approximately 18% of 2017 total cost of goods sold. The dynamics of the raw hides market are dependent on the consumption of beef, the levels of worldwide slaughtering, worldwide weather conditions and the level of demand in a number of different sectors, including footwear, automotive, furniture and clothing.

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

Changes in tax laws may affect our results. We are subject to income taxes in Italy and other jurisdictions. Changes in tax laws, regulations, or administrative practices in those jurisdictions, such as the recently-enacted U.S. tax reform legislation commonly referred to as the U.S. Tax Cuts and Jobs Act of 2017 (the “2017 Tax Act”) could affect our financial position and results of operations. The 2017 Tax Act significantly changes the U.S. federal income tax rules applicable to U.S. corporations, including by reducing the maximum statutory corporate income tax rate from 35% to 21% as of January 1, 2018. Accounting for the income tax effects of the 2017 Tax Act requires significant judgments in interpretation of its provisions, which may be affected by additional guidance that may be issued by the U.S. Treasury Department, the IRS, and standards-setting bodies. We have not yet completed our evaluation of the impact of the 2017 Tax Act on our U.S. operations. We expect to complete our analysis of the 2017 Tax Act by December 2018. Although we do not expect any adjustments that would impact our provision for income taxes in the period in which adjustments are made due to our historic operations in the U.S., it is possible that we may have modifications as we complete our analysis.

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

One shareholder has a controlling stake of the Company — Mr. Pasquale Natuzzi, who founded the Company and is currently CEO and chairman of the Board of Directors, beneficially owns, as of April 20, 2018, an aggregate amount of 30,967,521 ordinary shares of the Company (the “Ordinary Shares”), representing 56.5% of the Ordinary Shares outstanding (61.6% of the Ordinary Shares outstanding if the Ordinary Shares owned by members of Mr. Natuzzi’s immediate family (the “Natuzzi Family”) are aggregated). As a result, Mr. Natuzzi has the ability to exert significant influence over our corporate affairs and to control the Company, including its management and the selection of its board of directors. Since December 16, 2003, Mr. Natuzzi has held his entire beneficial ownership of Natuzzi S.p.A. shares through INVEST 2003 S.r.l., an Italian holding company wholly-owned by Mr. Natuzzi and with its registered office located at Via Gobetti 8, Taranto, Italy.

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

Purchasers of our Ordinary Shares and ADSs may be exposed to increased transaction costs as a result of the Italian financial transaction tax or the proposed European financial transaction tax — On February 14, 2013, the European Commission adopted a proposal for a directive on the financial transaction tax (hereafter “EU FTT”) to be implemented under the enhanced cooperation procedure by eleven Member States initially (Austria, Belgium, Estonia, France, Germany, Greece, Italy, Portugal, Slovenia, Slovakia and Spain). Following Estonia’s formal withdrawal on March 16, 2016, ten Member States are currently participating in the negotiations on the proposed directive. Member States may join or leave the group of participating Member States at later stages and, subject to an agreement being reached by the participating Member States, a final directive will be enacted. The participating Member States will then implement the directive in local legislation. If the proposed directive is adopted and implemented in local legislation, investors in Ordinary Shares and ADSs may be exposed to increased transaction costs.

The Italian financial transaction tax (the “IFTT”) applies with respect to trades entailing the transfer of (i) shares or equity-like financial instruments issued by companies resident in Italy, such as the Ordinary Shares; and (ii) securities representing the shares and financial instruments under (i) above (including depositary receipts such as the ADSs), regardless of the residence of the issuer. The IFTT may also apply to the transfer of Ordinary Shares and ADSs by a U.S. resident. The IFTT does not apply to companies having an average market capitalization lower than €500 million in the month of November of the year preceding the year in which the trade takes place. In order to benefit from this exemption, companies whose securities are listed on a foreign regulated market, such as the Company, need to be included on a list published annually by the Italian Ministry of Economy and Finance. The Company is not included in the list published on December 19, 2017 for transactions carried out in 2018. As a result of the IFTT, investors in the Ordinary Shares and ADSs may be exposed to increased transaction costs. See “Taxation—Other Italian Taxes—The Italian Financial Transaction Tax.”

ITEM 4. INFORMATION ON THE COMPANY

Introduction

History and development of the company — Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is Italy’s largest furniture house and one of the most important global player in the furniture industry with an extensive manufacturing footprint and a global retail network. Natuzzi is the best known lifestyle brand in the global furniture industry (Brand Awareness Monitoring Report—Ipsos 2016). Continuous stylistic research, creativity, innovation, solid craftsmanship and industrial know-how and integrated management throughout the entire value chain are the mainstays that have made Natuzzi one of the few players with global reach in the furniture market. Natuzzi S.p.A. has been listed on the New York Stock Exchange since May 13, 1993. Always committed to social responsibility and environmental sustainability, Natuzzi is ISO 9001 and 14001 certified (Quality and Environment), OHSAS 18001 certified (Safety on the Workplace) and FSC® certified (Forest Stewardship Council).The Company first targeted the U.S. market in 1983 and subsequently began entering other European markets. Natuzzi continues to focus its attention on Brazil, Russia, India, China and other developing markets. Today the distribution network covers approximately 100 countries on five continents.

The brand portfolio of the Group is made of three main brands: Natuzzi Italia, Natuzzi Editions and Divani&Divani by Natuzzi. For a detailed description of the brand and its target markets, please see “Strategy—The Brand Portfolio Strategy” and “Products” below. The Group also offers unbranded products (also through its private label, Softaly) within a dedicated business unit to meet the specific needs of key accounts.

As of March 31, 2018, the Group distributed its products as follows:

•	Natuzzi Italia: 205 Natuzzi Italia stores (of which 37 are directly operated by the Group), 20 Natuzzi Italia concessions (store-in-store points of sale, directly managed by the United Kingdom and Mexican subsidiaries of the Group), and Natuzzi Italia galleries (store-in-store points of sales managed by independent partners). The Natuzzi Re-vive® is an iconic product of Natuzzi Italia that is sold and distributed in over 80 different markets.

•	“Natuzzi Editions”: 226 stores (of which 11 located in China and 16 in Italy through the Divani&Divani by Natuzzi retail chain are directly managed by the Group) and galleries.

•	Private label: includes our unbranded and Softaly products and is currently marketed in North America, Europe, Brazil and Asia-Pacific principally through a selected number of furniture retailers.

The Natuzzi Group presents its products at the world’s leading furniture fairs: Il Salone del Mobile in Milan, Italy, IMM in Cologne, Germany, Furniture Market in High Point, North Carolina, U.S., 100% Design in London, United Kingdom, among others.

On June 7, 2002, the Company changed its name from Industrie Natuzzi S.p.A. to Natuzzi S.p.A. The statuto (or the By-laws) of the Company provide that the duration of the Company is until December 31, 2050. The Company, which operates under the trademark “Natuzzi,” is a società per azioni (joint stock company) organized under the laws of the Republic of Italy and was incorporated in 1959 by Mr. Pasquale Natuzzi, who is currently the CEO, chairman of the Board of Directors and controlling shareholder of the Company. Most of the Company’s operations are carried out through various subsidiaries that individually conduct a specialized activity, such as leather processing, foam production and shaping or furniture manufacturing.

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

Organizational Structure

Natuzzi S.p.A. is the parent company of the Natuzzi Group. As of March 31, 2018, the Company’s principal operating subsidiaries were:

Name	Percentage of ownership	Registered office	Activity
Italsofa Nordeste S/A	100.00	Salvador de Bahia, Brazil	(1)
Natuzzi (China) Ltd	100.00	Shanghai, China	(1)
Italsofa Romania S.r.l.	100.00	Baia Mare, Romania	(1)
Natco S.p.A.	99.99	Santeramo in Colle, Italy	(2)
I.M.P.E. S.p.A.	100.00	Bari, Italy	(3)
Nacon S.p.A.	100.00	Santeramo in Colle, Italy	(4)
Lagene S.r.l.	100.00	Santeramo in Colle, Italy	(4)
Natuzzi Americas Inc.	100.00	High Point, North Carolina, USA	(4)
Natuzzi Iberica S.A.	100.00	Madrid, Spain	(4)
Natuzzi Switzerland AG	100.00	Dietikon, Switzerland	(4)
Natuzzi Germany Gmbh	100.00	Köln, Germany	(4)
Natuzzi Japan KK	100.00	Tokyo, Japan	(4)
Natuzzi Services Limited	100.00	London, UK	(4)
Natuzzi Trading (Shanghai) Co., Ltd.	100.00	Shanghai, China	(4)
Natuzzi Russia OOO	100.00	Moscow, Russia	(4)
Natuzzi India Furniture PVT Ltd	100.00	New Delhi, India	(4)
Natuzzi Florida LLC	51.00	High Point, North Carolina, USA	(4)
New Comfort Srl	100.00	Santeramo in Colle, Italy	(4)
Natmex S.DE.R.L.DE.C.V	99.00	Mexico City, Mexico	(4)
Softaly (Furniture) Shanghai Co. Ltd	96.50	Shanghai, China	(4)
Natuzzi Netherlands Holding	100.00	Amsterdam, Holland	(5)
Natuzzi France S.a.s.	100.00	Paris, France	(6)
Italholding S.r.l.	100.00	Bari, Italy	(6)
Italsofa Shanghai Ltd	96.50	Shanghai, China	(6)
Natuzzi Trade Service S.r.l.	100.00	Santeramo in Colle, Italy	(6)
Natuzzi Oceania PTI Ltd	100.00	Sydney, Australia	(6)

(1)	Manufacture and distribution
(2)	Intragroup leather dyeing and finishing
(3)	Production and distribution of polyurethane foam
(4)	Services and distribution
(5)	Investment holding
(6)	Dormant

Differently from the table in note 1 to the Consolidated Financial Statements included in Item 18 of this Annual Report, the table above does not include Natuzzi Benelux S.A., since on March 31, 2018 the subsidiary was sold to a third party.

See item 18 of this Annual Report for further information on the Company’s subsidiaries.

Strategy

Over the last several years, the Group has focused its efforts on brand strengthening, expanding its product offering and retail network, and efficiency improvements in both procurement and operations. At the same time, the Group has implemented cost control measures to streamline its headquarter related costs.

In 2017, notwithstanding a competitive environment affecting both our retail and wholesale business, the Group decided not to lower prices in order to support sales, thus improving its sales. Furthermore, with a specific focus on wholesale distribution, the Group has undertaken a strategy that prioritizes margins rather than volumes: this has at times led to a decline in turnover in North America and in some European countries.

The Company’s recent focus on innovating, expanding its product offering and on points of sale, as well as improving high brand recognition, is expected to support growth in important markets to the Company, such as the U.S., U.K. and China.

Additionally, we launched a new Group organization in July 2016 based on two business models and two Divisions (Natuzzi Division and Softaly Division). Such strategy has stayed consistent throughout 2017.

1) The Natuzzi Division - The Natuzzi Division has further developed its strategy as a widely-recognized, global consumer brand whose footprint has existed for the past 10 years.

In 2017 the Natuzzi Division executed its plan to evolve into a direct-to-consumer business model, both organizationally and operationally.

First of all, a new consumer-centric organization has been established to drive the entire go-to-market process, from R&D to design, merchandising, brand communication, customer acquisition and customer value, supply chain, after sales service and customer retargeting.

With regard to customer acquisition worldwide, the direct-to-consumer business model has been accelerated through a wide set of actions, which included:

—	designing the customer strategy and the related brand manifesto for each brand (Natuzzi Italia, Natuzzi Editions and Divani&Divani by Natuzzi);

—	creating foundations for profitable growth through the appropriate retail format:

•	identifying and launching the new retail format of Natuzzi Italia stores;

•	consolidating the retail format of Natuzzi Editions stores;

•	redesigning the retail format of Divani&Divani by Natuzzi stores;

—	creating the Merchandising Strategy of each format, in order to maximize both margins by product category and sales per square foot;

—	launching the new Brand campaigns for each brand;

—	reaching out to consumers through the digital engagement, which includes:

•	a new website for each brand;

•	social media and digital campaigns;

•	a cutting-edge HD 3D product configurator, both online and in-store;

—	evolving the marketing strategy from price-driven into value-driven promotions, which contributed to lower discounts and higher margins;

—	setting and executing selling ceremonies for retail excellence, which includes:

•	customer engagement;

•	higher customer acquisition (conversion rate);

•	higher customer value (average purchase – average ticket);

—	launching a trade program to engage interior designers, architects and real estate developers, which contributed to enlarging the customer audience and increasing the value of average purchases;

—	re-engineering supply chain processes to secure end-to-end order management and timely home delivery of custom-made orders;

—	setting the foundations of Customer Retargeting (CRM), which is being launched in 2018;

—	accelerating the upgrade of the existing third-party wholesale distribution network, by closing those accounts which did not fit with our consumer brand strategy, while opening new ones;

—	purchasing a majority stake in those franchised stores (namely Florida and Mexico) that offered and led to the opportunity to make a turnaround and relaunch the business in such key markets;

—	operating the existing retail network by seeking to break-even and then generate profit in each direct-owned store;

—	designing the growth strategy and the business plan for key markets, through both direct-owned stores and franchised stores, namely:

•	opening new Natuzzi Italia directly owned stores in the U.S., by executing the new retail format;

•	completing the business plan for a JV in China, which was signed in 2018;

•	completing the business plan for a JV in the United Kingdom, which is planned to be executed in 2018;

•	promoting the retail network expansion through franchised stores into other key markets worldwide.

The execution of the above strategy is set to continue and accelerate during 2018, in order to further nurture and protect the Brand identity of each brand while strengthening the evolution towards a direct-to-consumer business model.

2) The second division is Softaly, our private label business, offering just upholstery and addressing the medium/low-end of the market. It is manufactured at the Group’s foreign plants and represents that part of the business aimed at large department store resellers. This segment of the retail market is exposed to competition for product and price, which affects our margins. In order to get higher efficiencies, economies of scale, and recover competitiveness in this division, we will continue to be focused on simplifying the Softaly collection, re-engineering most of the Softaly models and developing new models according to modular platform bases. Furthermore, we have been also reviewing our Softaly customer portfolio with the aim of focusing on those customers having appropriate size and business potential. Having gone through this process over the past few months, we recently presented a new collection during the latest exhibitions in Europe and the U.S. with positive results, and expect sales to improve especially in North America. In 2017, the Softaly division grew in line with our expectation both in the Asia-Pacific and EMEA region, whereas in North America region it suffered from a downsizing and decline in sales of the most important key retailers in that specific region. We believe that by executing the above mentioned innovation plans, we should return this part of our business to solid profitability.

Following several years of challenges, during which the Company improved its operating margins and carried out investments to become a retail company from a pure manufacturer, we are now focused on initiatives to support growth and recover market share to return to profitability.

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

The Brand Portfolio Strategy — The Natuzzi Group, through its three brands, competes in all price segments of the upholstered furniture market with an increasingly important offer of furnishings and accessories. This differentiated offering is designed to address all market segments and is aimed at increasing sales and profitability.

Precise market segmentation, clear brand positioning and clearly defined customer and consumer targets are intended to enhance the Group’s competitive strengths in all market segments to gain market share through its different product lines:

a) Natuzzi Italia is sold mainly through the retail channel in monobrand stores, concessions and galleries in multi-brand specialized stores and high-end department stores. The offer includes sofas designed and manufactured in Italy at the Company’s factories, positioned in the high end of the market, with unique and customized materials, workmanship and finishes thanks to the Natuzzi heritage of fine craftsmanship in the leather sofas segment. The Natuzzi Italia product line includes furnishings and accessories for the living room and beds, bed linens and bedroom furnishings to further expand its product offerings. We believe that the Natuzzi Italia benefit consists of helping consumers make their home a harmonious, beautiful environment. Through the style and quality of its products and the merchandising in its stores, the Group aims to position this product line in the premium segment of the market. From the identification of market trends to the delivery to the consumer’s home, Natuzzi directly controls the upholstered production and distribution value chain with the aim of ensuring ultimate quality at competitive prices.

b) Natuzzi Editions was initially designed specifically for the U.S. market. This collection includes a wide range of leather upholstery products, targeting the medium/medium-high segment of the market and leveraging the know-how and high credibility of the Natuzzi brand in the leather upholstery industry. Natuzzi Editions products are manufactured at the Group’s overseas plants (Romania, China and Brazil), as well as in Italy, and are sold through monobrand stores and galleries.

c) Divani&Divani by Natuzzi represents the monobrand retail network of the Group in the Italian market, made of both direct-owned stores and franchised stores.

Private label (Softaly division) is a key account program to compete in low-end segments of the market by conducting business mainly through large distributions. Through this program, the Group intends to replicate the best practices already applied in connection with its most demanding customers in terms of quality, service and price. Each large distributor is managed by a dedicated team under the following guidelines:

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

Improvement of the Group’s Retail Program and Brand Development — The Group has made significant investments to improve its existing distribution network and strengthen its Natuzzi brand. The high level of recognition of the Natuzzi brand among luxury consumers is the result of investments the Company has made over the past decade in its products, communication, in-store experience and customer service. This consumer brand awareness encourages the Company to carry on its brand development, through the rationalization of the Group’s brand portfolio and enhancement of the Group’s distribution network, in order to further increase consumers’ familiarity with the Natuzzi brand, and their association of it as a premium brand.

During 2017, the Group opened 30 Natuzzi Italia stores, 7 of which are located in China, 4 in each of the U.S., Brazil and United Kingdom, 1 in each of Indonesia, Taiwan, Greece, Holland, Qatar, Romania, Spain, Turkey, United Arab Emirates, Colombia and Uruguay. In 2017, the Group also opened 27 Natuzzi Italia galleries. As of March 31, 2018, there were 205 Natuzzi Italia stores, of which 37 were directly operated by the Group, in addition to 20 concessions (8 located in the United Kingdom and 12 in Mexico).

Natuzzi Editions as well as the Divani&Divani by Natuzzi retail chains are characterized by a medium positioning in the upholstery business. During 2017, the Group opened 46 Natuzzi Editions as well as 3 Divani&Divani by Natuzzi stores. As of March 31, 2018, we distributed our products through 464 Natuzzi Editions galleries, and 147 Natuzzi Editions stores worldwide, of which 104 are located in China (of which 11 Natuzzi Editions stores were directly operated by the Group) and 32 in Brazil. As of the same date, there were 79 Divani&Divani by Natuzzi stores, 75 located in Italy (of which 16 directly operated by the Group) and 4 in Portugal.

We place a strong emphasis on the design of our stores, with the goal that they stand out from among the other stores in their respective retail environments. The Company decided to invest in a full upgrade of the retail concept for both Natuzzi Editions and Divani&Divani by Natuzzi stores. The first store with the new concept for Divani&Divani by Natuzzi opened in Italy in December 2017.

Product Diversification and Innovation — The Group believes that it is crucial to display a coordinated product mix through its “harmony maker” offer. The “harmony maker” offer is a branded package in accordance with the latest trends in design, materials and colors, and includes high quality sofas, furnishings (including wall units, dining tables and chairs) and accessories, all of which are developed mainly in-house and presented in harmonious and personalized solutions. The Group has taken a number of steps to broaden its product lines, including the development of new models, such as modular and motion frames, and the introduction of new materials and colors, including exclusive fabrics and microfibers. The Group believes that expanding its “harmony maker” offer will strengthen its relationships with the world’s leading distribution chains, which are interested in offering branded packages. The Group has also invested in the Natuzzi Style Center in Santeramo in Colle, Italy, to serve as a creative hub for the Group’s design activities.

In recent years Natuzzi developed important partnerships with internationally renowned designers, such as Claudio Bellini, Studio Memo, Mauro Lipparini and Jamie Durie, who are able to capture the brand’s spirit in their designs.

Beginning in 2014, The Group also began distributing beds, bed linens and bedroom furnishings to further expand its product offerings.

Manufacturing

Our manufacturing facilities are located in China, Romania, Brazil and Italy.

Our Chinese plant is located in Shanghai, extending over 88,000 square meters, and has been in operation since 2011. As of December 31, 2017, our Chinese plant employed 1,088 people, of whom 1,008 were laborers. It manufactures Natuzzi Editions and private label products for the Americas (apart from Brazil) and for the Asia-Pacific market. In 2017, the Chinese plant produced about 36% of the Group’s total consolidated upholstery revenue.

Our Romanian plant is located in Baia Mare, extending over 75,600 square meters, and has been in operation since 2003. As of December 31, 2017, our Romanian plant employed 1,042 people, of whom 877 were laborers. It produces Natuzzi Editions and private label products for Eastern Europe, the Middle East and Africa (“EMEA”). In 2017 this plant generated about 16% of the Group’s total consolidated upholstery revenue.

Our Brazilian plant is located in Salvador De Bahia, extending over 28,700 square meters, and has been in operation since 2000. As of December 31, 2017, our Brazilian plant employed 235 people, of whom 176 were laborers. Since the end of 2016, in addition to Natuzzi Revive, Natuzzi Editions and Private Label, the Brazilian plant also produces the Natuzzi Italia brand for the Brazil and South America market. During 2017, due to the consistent increase in production volumes, a fourth and fifth moving line have been set up. The Group previously owned a Brazilian plant located in Pojuca, which it sold in 2015 for a total consideration of approximately €4.0 million. For further information on the sale of the Pojuca plant, see “— Manufacturing—Brazilian Production” below.

Our three Italian plants dedicated to the production of upholstered products and two warehouses are located in Santeramo Jesce, Matera Jesce and Laterza, all of which are located either in or within a 25 kilometer radius of Santeramo in Colle, where the Group’s headquarters are located. Collectively these sites extend over 120,000 square meters. As of December 31, 2017, these sites (together with the Group’s headquarters) employed 1,918 workers, the majority of whom were subject to the layoff program. See “Item 6. Directors, Senior Managers and Employees—Employees.” With the exception of our Brazilian and South American markets, the Italian plants are the exclusive producers of Natuzzi Italia products for the world market and, beginning in the first quarter of 2014, these plants began producing the Re-vive performance recliner. In 2017, these plants generated about 42% of the Group’s total consolidated upholstery revenue. As a result of a solidarity contract a significant portion of the Natuzzi Editions production was transferred from Romania to Italy in order to more evenly distribute production based on the Group’s human resources needs.

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

During 2012, these new moving lines were gradually introduced in all of the Group’s production facilities. In 2013, the Group integrated the following production phases in the moving line production process within our plants:

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

Testing of limited model samples produced with the moving line process demonstrated a nearly 7% decline in cost of goods sold for certain Natuzzi Editions and private label products and a decline in cost of goods sold of nearly 12% for certain Natuzzi Italia products. Following these tests, management confirmed its decision to transform all the Group’s plants, substituting the old “Isle Production” models, with a roll out of moving line production processes to all plants. As of December 31, 2017 the following number of moving lines were implemented and completed: 26 moving lines in China; 14 moving lines in Romania; 8 moving lines in Italy; 4 moving lines in Brazil. Each moving line has an estimated production capacity of up to 130 seats per day when utilized for two eight-hour shifts per day.

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

The Group processes leather hides to be used as upholstery in its Udine plant whose main activities are leather dyeing and finishing. The Udine facility, which had 157 employees as of December 31, 2017, of whom 131 were laborers, receives both raw and tanned cattle hides, sends raw cattle hides to subcontractors for tanning, and then dyes and finishes the hides. Hides are tanned, dyed and finished on the basis of orders given by the Group’s central office in accordance with the Group’s “on demand” planning system, as well as on the basis of estimates of future requirements.

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

The Group’s facility for the production of polyurethane foam, IMPE, employed 32 workers as of December 31, 2017, of whom 19 were laborers, and is engaged in the production of flexible polyurethane foam, and also sells foam to third parties because the facility’s production capacity is in excess of the Group’s needs. In 2012, IMPE obtained ISO 14001 certification in accordance with the environmental policy of the Natuzzi Group and also improved safety conditions at the plant. As part of the Group’s efforts to improve its production process, we have substituted some chemical compounds with more ecologically-friendly materials.

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

Chinese Production: The original Chinese plant owned by the Group was subject to an expropriation process by local Chinese authorities, since the plant was located on land that was intended for public utilities. Negotiations involving the expropriation process began in 2009 and were concluded in 2011. The agreement setting for the payment of compensation for the expropriated plant was signed with Chinese authorities on January 26, 2011. As compensation for this expropriation, the parties agreed upon a total indemnity of CNY 420 million, which was equivalent to approximately €46.7 million based on the Yuan-Euro exchange rate as of December 31, 2011. The Company collected the full amount of the indemnity payment from the local Chinese authorities in 2011. During 2013, a second supplementary agreement was signed between the Company and the Shanghai Municipality, by which the Company obtained the reimbursement (€8.7 million) of taxes due and paid on the 2011 relocation compensation.

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

In March 2015, the Group set up a new moving line dedicated to production of Re-vive, to be sold exclusively to the Brazilian and South American market.

In order to minimize the potential future effects of currency fluctuations and reduce supply lead times, our Brazilian subsidiary began to increase its local sourcing in 2014.

After frequent interactions between the Group and top local retailers in the past few years, as well as in light of the high level of fragmentation of the Brazilian market, which consists primarily of small producers with low levels of know-how, the Group believes that the South America region currently represents a very good opportunity for the development of additional business.

Therefore, the Group intends to continue investing in the South America market, with a particular focus on Brazil, by better organizing operating, sales and marketing activities, by developing the current distribution channel of Natuzzi Editions and Natuzzi Italia points-of-sale and by improving relations with the most important local key accounts through a dedicated private label production.

Raw Materials — The principal raw materials used in the manufacture of the Group’s products are cattle hides, polyurethane foam, polyester fiber and wood.

The Group purchases hides from slaughterhouses and tanneries located mainly in Italy, Brazil, Germany, other countries in South America and Europe. The hides purchased by the Group are divided into several categories, with hides in the lowest categories being purchased mainly in South America. The hides in the middle categories are purchased in Europe or South America and hides in the highest-quality categories are purchased in Germany and the United Kingdom. A significant number of hides in the lowest categories are purchased at the “wet blue” stage — i.e., after tanning — while some hides purchased in the middle and highest categories are unprocessed. The Group has implemented a leather purchasing policy according to which a percentage of leather is purchased at a finished or semi-finished stage. The Group purchases finished leather hides, which is leather that for either technical or price reasons is not processed by the Group’s tanneries, from tanneries mainly located in Italy and Brazil. The finished leather suppliers ship their goods directly to the destinations where the Group’s factories are located: Santeramo (Italy), Shanghai (China),

Baia Mare (Romania) and Salvador Bahia (Brazil). Hides purchased from Europe are delivered directly by the suppliers to the Group’s leather facilities near Udine, while those purchased outside of Italy are delivered to an Italian port and then sent to Udine and inspected by technicians of the Group.

The Group has had a smaller inventory of “split leather” to sell to third parties. Approximately 80% of the Group’s hides are purchased from 10 suppliers, with whom the Group enjoys long-term and stable relationships. Hides are generally purchased from the suppliers pursuant to orders given every one to two months specifying the number of hides, the purchase price and the delivery date.

Management believes that the Group is able to purchase leather hides from its suppliers at reasonable prices as a result of the volume of its orders, and that alternative sources of supply of hides in any category could be found quickly at an acceptable cost if the supply of hides in such category from one or several of the Group’s current suppliers ceased to be available or were no longer available on acceptable terms. The supply of raw cattle hides is principally dependent upon the consumption of beef, rather than on the demand for leather.

During 2017, the prices for hides decreased by about 5% compared to 2016. Due to the volatile nature of the hides market, there can be no assurance that current prices will remain stable or that price trends will not rise in the future. See “Item 3. Key Information—Risk Factors—The price of the Group’s principal raw materials is difficult to predict.”

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

Fabrics and microfibers for the Natuzzi Editions and private label products are delivered directly by the suppliers to Chinese, Romanian and Brazilian ports and then sent to the Group’s Shanghai, Bahia Mare and Salvador de Bahia facilities.

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

The Group obtains the chemicals required for the production of polyurethane foam from major chemical companies located in Europe (including Germany, Italy and the United Kingdom) and the polyester fiber filling for its polyester fiber-filled cushions from several suppliers located mainly in Indonesia, China, Taiwan and India. The chemical components of polyurethane foam are petroleum-based commodities, and the prices for such components are therefore subject to, among other things, fluctuations in the price of crude oil, which in 2017 increased as compared to 2016. Within our Romanian industrial plant, we have a woodworking facility that provides wooden frames.

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

Load Optimization and Transportation — The Group delivers goods to customers by common carriers. Those goods destined for the Americas and other markets outside Europe are transported by sea in 40-foot high cube containers, while those produced for the European market are generally delivered by truck and, in some cases, by railway. In 2017, the Group shipped 6,990 containers overseas and approximately 4,872 full load mega-trailer trucks to European destinations.

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

The Group relies principally on several shipping and trucking companies operating under “time-volume” service contracts to deliver its products to customers and to transport raw materials to the Group’s plants and processed materials from one plant to another. In general, the Group prices its products to cover its door-to-door shipping costs, including all customs duties and insurance premiums. Some of the Group’s overseas suppliers are responsible for delivering raw materials to the port of departure; therefore, transportation costs for these materials are generally under the Group’s control.

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

•	The Natuzzi Italia collection stands out for high quality in the choice of materials and finishes, as well as for the creativity and details of its design. As of December 31, 2017, this line of products offered around 108 models of sofas and seven models of beds. With respect to coverings, the Natuzzi Italia collection has 9 leather articles in 81 colors and 25 softcover articles in 135 colors. The collection also includes a selection of additional furniture (wall units, coffee tables, tables, chairs, lamps and carpets) and accessories (vases, mirrors, magazines racks, trays and decorative objects) to offer complete furnishings with the aim of enabling the Group to grow a “lifestyle” brand.

•	The Natuzzi Re-vive, the iconic product of Natuzzi Italia collection, was designed by Formway Design Studio of New Zealand and is the subject of two patents, one covering the design and one covering the unique mechanism made of 120 different parts. Natuzzi Re-vive armchairs are available in seven styles (Quilted, Linear, Tailored, Casual, Club, Lounge, Suit), two sizes (King and Queen), four configurations (with/without headrest – basic chair/complete with ottoman), nine leather articles in 81colors, and 25 softcover articles in 135 colors, four basic spine/base finishing and two special spine/base finishing. The finished product and each of its components are subject to rigorous quality controls.

•	The Natuzzi Editions collection, as of December 31, 2017, consisted of 99 models. The vast range of models cover all styles from casual/contemporary to more traditional, suitable for all markets from Europe to Americas to Asia. Natuzzi Editions focus is leather, offering a wide range of 14 leather types available in 122 colors; nevertheless a collection of seven fabric articles available in 47 colors was added to the line and have received positive feedback from the market.

•	The private label collection, as of December 31, 2017 was comprised of 243 models, including exclusive models for key accounts. The products are mainly leather (or leather matched with Next Leather®, a bonded leather that contains a minimum of 17 per cent of leather). During 2013 all the products already in the collection were re-engineered in order to meet the requirements of the moving line manufacturing process and all the new products have been designed according to this production system. This investment has improved quality, while reducing industrial costs.

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

The sofa production model, under which sofas were traditionally assembled in a department-based factory (or “Isle Production” model), was subject to rigorous review with a view toward implementing moving line-based manufacturing processes, which would lead to improvements in efficiency, quality and lead time. The moving line production model improves job area ergonomics by splitting products into lighter pieces at individual phases and also coordinates workers by ensuring that they work at a similar pace. The finished product tends to be of higher quality and produced more quickly. Tests and development of the moving line production model at all stages of the production process still continue and are coordinated with our products design.

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

Beginning in 2015, the Company implemented the following new programs and measures related to the product development process and product design and engineering systems:

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

In reference to the innovation process, we began to implement the moving line production system in our plants at the beginning of 2014, and the system was fully implemented across all of our plants by the end of 2015 with the implementation of the following number of moving lines: 24 in China, 11 in Romania and 4 in each of Italy and Brazil.

As for the Chinese plant in particular, during the first part of 2014, the installation of the moving line production system was not simultaneously accompanied by the development of an appropriate IT system to support moving line production. It also lacked an appropriate training plan for workers who had to adapt their skills with the new moving line-based production model. For these reasons and several others, namely, the need for a reduction in complexity, the unavailability of complete and functioning moving lines, together with a production planning that was inadequate in terms of mix of products, caused a sharp decline in the overall production efficiency and productivity of our Chinese plant. In response, beginning in July 2014, we created a dedicated team (the “lean team”) whose main goal was to increase productivity, in particular through the:

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

We formally launched the above-mentioned activities in December 2014. The results have been very encouraging since from their implementation in early 2015. These activities are currently part of the ordinary industrial process.

The lean team, with support from all of the departments, continued their activities to achieve these goals in 2015 and 2016. The results in terms of reducing complexity and standardizing the moving lines processes have been very encouraging. As a result of their analysis, the Company formalized the implementation of a “Last Planner”, a planning tool scheduling the activity of every single moving line, in the Romanian plant in September 2015, in the Iesce1 Plant in November 2015 and in the Brazilian Plant in December 2015.

Furthermore, beginning in July 2014, an experimental laboratory for simulating all single phases within a typical moving line was built at the headquarters in Santeramo in Colle. In this laboratory, our experts test ideas proposed by the lean team, with the aim of improving production efficiency, productivity, quality of finished products and workstation ergonomics. The results were better than expected, thanks also to the proactive involvement of people within this project. All of the ideas that have been tested successfully in this laboratory are expected to be implemented in all of the Group’s industrial plants. In 2015, this laboratory tested all the new models designed and the new work methodology, providing a strong hand in improving the efficiency and product quality. In 2016 and 2017, we expanded this laboratory by adding another production line.

For years, but especially in 2016 and 2017, Natuzzi products have been, both, addressing consumer needs and employing Lean Production practices. These are two elements that contribute to our continuous pattern of innovation that is vital to our business and that help us develop products that stand out from those of our competitors and keep pace with changes in the marketplace and consumer needs.

In the past year, we continued to improve the Natuzzi platform system, which allows the Company to achieve a shorter product development than in the past. Furthermore, the Company’s requirements concerning the testing and approval stages of our products have become even more stringent through the utilization of a Finite Element Analysis-based software that simulates stress conditions on materials and functions.

We are using all the resources to provide our customers durable products and benefits in terms of availability in the market and higher value products in terms of quality and functionality.

In addition, during 2017, our research and development teams worked to develop new high-tech structural materials, innovative foams and fibers, ergonomic automated mechanisms and an appealing aesthetic design, intended to contribute to an increased wellness and health experience.

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

Research and development expenses, which include labor costs for the research and development department, design and modeling consultancy expenses and other costs related to the research and development department, were €4.5 million in 2017, €4.0 million in 2016 and €3.3 million in 2015.

Advertising

Natuzzi S.p.A. Marketing & Communication strategy has been built mainly with the goal to support revenues in each distribution channel with different communication and media strategies per each branded product line.

We also launched the Natuzzi Digital (r)evolution project and continued to invest in our brand with special projects, events, media partnerships and advertising on high end lifestyle magazines.

The marketing strategy is executed on monthly basis in the key countries (where each branded product line is distributed), providing Natuzzi Italia and Divani&Divani by Natuzzi with promotional calls to actions, driven by a clear mission to encourage qualitative traffic of consumers in each of our retail stores. Thanks to strong integration between the merchandising strategy and the communication strategy, each marketing campaign advertises specific products, using a specific media kit to hit the right customer audience that we find most widely active, following an in-depth digital analysis, in the catchment area of a specific store (directly owned and licensed).

In reference to the Natuzzi Editions galleries, advertising was carried out with the help of the retail advertising kit: a collection of templates that enables the direct advertising of the product lines in conjunction with the retailer’s brand.

The Group also invested in its online/multichannel digital strategy, making new websites for each brand with a better user experience and with a more easy and efficient product customization journey. This was made possible thanks to the launch of a 3D HD product configurator developed by the internal Marketing & Communication Lab together with one of the best Italian application development companies. The configuration application (also available online on our websites) was intended to help the customer in its digital journey but already showed to be very helpful for the store staff (both in our stores and in our galleries) who are now able to upsell and cross-sell items that are not available in the store but that can be powerfully seen by a customer on the tablet.

In conjunction with these digital platforms and tools, the Company increased its digital media spending from a global incidence of 30% up to 60% of total advertising costs, becoming a fast growing and strong digital media advertiser. Digital advertising helped us to better plan, monitor, measure and report the performances of each marketing campaign.

As a brand building strategy for Natuzzi Italia, we targeted high-end consumers, architects, designers, interior decorators and young generations of influencers. The home-philosophy of Natuzzi Italia, was narrated trough a communication campaign made with internationally renowned photographers and advertised on the best interior design, fashion and lifestyle magazines (both printed and digital).

Ultimately in order to “spread our message” in the design community we have set up projects and contents for it: in China we presented the “Natuzzi Designers Club”, a yearly contest made for design professionals and students, in partnership with the best Chinese universities.

In Italy we partnered with the most influential design academies, sponsoring two classes that exercised on R&D for projects suggested by Natuzzi: such as multi-functionality and versatility in small spaces.

In Brazil we have finalized a media partnership to launch an interior design contest in the Brazilian Architects community.

Upon implementing these activities we received positive press coverage, which showcased our stronger and most up-to-date vision of Natuzzi in the design community.

Retail Development

The Group has been increasingly focused on achieving the objectives of its retail development plan in its most important markets by opening new stores and closing/relocating those stores that have not met expected revenue goals.

The majority of Natuzzi Italia stores that the Company opened in 2017, or which the Company plans to open in 2018, currently follow or will follow the new retail format. This format is aimed at addressing the expectations and spending power of a wider range of consumers, and continuing to provide consistent and satisfactory results.

In Mexico the Company signed an agreement with a local dealer in order to be directly involved in the management and development of its distribution there. We started upgrading the existing 3 stores and 12 galleries to the latest format in November 2017. In the United States, five new Natuzzi Italia directly operated stores with the new format were opened in Paramus, Philadelphia, Costa Mesa, Chicago and West Palm Beach during 2017 and the first part of 2018, with an average size of 8.000 square feet. In the United Kingdom we opened four Natuzzi Italia stores with the new format, mainly in the Greater London area.

In 2017, Natuzzi Editions store openings were concentrated mainly in China (28) and Brazil (14).

The following table sets forth the total store openings during 2017.

Store Openings 2017	Natuzzi Italia	Natuzzi Editions	Divani&Divani by Natuzzi	TOTAL
United States and Canada	4	—	—	4
Other Americas	6	15	—	21

Total Americas (1)	10	15	—	25

Europe	9	—	—	9
Italy	—	—	3	3
Middle East, Africa and India	2	—	—	2

Total EMEA	11	—	3	14

China	7	28	—	35
Other Asia-Pacific	2	3	—	5

Asia-Pacific	9	31	—	40

Total	30	46	3	79

1)	Includes the United States, Canada, Central and Latin America (including Brazil) (collectively, the “Americas”).

Markets

The Group markets its products internationally as well as in Italy. Outside Italy, the Group sells its furniture, on a wholesale basis, to major retailers and, on a retail basis, to furniture stores. In 1990, the Group began selling its leather-upholstered products in Italy and abroad through franchised Divani&Divani by Natuzzi and Natuzzi (now Natuzzi Italia) furniture stores. Since 2001, the Group has also sold its furniture through directly owned Natuzzi (now Natuzzi Italia) stores and Divani&Divani by Natuzzi stores. In 2005, the Group introduced the Natuzzi Editions to the U.S. market, and it continues to be sold in the Americas through galleries and concessions. In October 2013, the Group officially launched Re-vive, its innovative performance recliner, now a Natuzzi Italia iconic product, and began its distribution in the first half of 2014 in 25 markets.

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

The following tables show the number of Group stores as of March 31, 2018 according to our principal geographic areas.

STORES		Natuzzi Italia	Natuzzi Editions	Divani&Divani by Natuzzi	TOTAL
Americas(1)	United States and Canada	13	—	—	13
	Other Americas	14	34	—	48

	Total Americas	27	34	—	61

EMEA	Europe	72	3	4	79
	Italy	4	—	75	79
	Middle East, Africa and India	27	1	—	28

	Total EMEA	103	4	79	186

Asia-Pacific	China	52	104	—	156
	Other Asia-Pacific	23	5	—	28

	Total Asia-Pacific	75	109	—	184

TOTAL		205	147	79	431

1)	Includes the United States, Canada and Latin America (including Brazil) (collectively, the “Americas”).

As of March 31, 2018, there were 20 Natuzzi Italia concessions, of which were 8 located in United Kingdom and 12 in Mexico. The concessions are store-in-store concept selling Natuzzi Italia products, and are managed directly by the Company’s subsidiaries located in the United Kingdom and U.S., respectively.

The following table shows the leather and fabric-upholstered furniture net sales of the Group broken down by geographic market and Business Division for each of the years indicated:

Leather and Fabric Upholstered Furniture (upholstery sofas and beds), Net Sales (in millions of Euro)

	2017		2016		2015
Americas(1)	143.4	36.5%	156.7	38.3%	181.3	41.5%
Natuzzi(2)	102.6	26.1%	100.8	24.6%	108.7	24.9%
Softaly	40.8	10.4%	55.9	13.7%	72.6	16.6%

EMEA (3)	183.2	46.6%	192.9	47.2%	196.3	44.9%
Natuzzi(2)	126.5	32.2%	135.2	33.1%	141.2	32.3%
Softaly	56.7	14.4%	57.7	14.1%	55.1	12.6%

Asia-Pacific	66.6	16.9%	59.4	14.5%	59.4	13.6%
Natuzzi(2)	60.5	15.4%	54.6	13.3%	54.7	12.5%
Softaly	6.1	1.5%	4.8	1.2%	4.7	1.1%

Total	393.2	100.0%	409.0	100.0%	437.0	100.0%

(1)	Includes the United States, Canada and Latin America (including Brazil) (collectively, the “Americas”).
(2)	The “Natuzzi” brand includes the Group’s three lines of product: Natuzzi Italia, Natuzzi Editions, Divani&Divani by Natuzzi and Natuzzi Re-Vive. Starting from the second half of 2014, upholstered net sales under the “Natuzzi” brand also includes net sales of beds sold under the Natuzzi Italia line.
(3)	Due to a reorganization of our sales department, India is included in the EMEA region. Figures have been reclassified accordingly.

The following table shows the number of seats sold of the Group broken down by geographic market and Business Division for each of the years indicated:

Leather and Fabric Upholstered Furniture, Net Sales (in seats)

	2017		2016		2015
Americas(1)	495,603	38.1%	612,838	42.5%	719,959	46.7%
Natuzzi(2)	298,136	22.9%	314,409	21.8%	349,689	22.7%
Softaly	197,467	15.2%	298,429	20.7%	370,270	24.0%

EMEA (3)	640,480	49.2%	681,220	47.3%	673,618	43.6%
Natuzzi(2)	322,695	24.8%	358,842	24.9%	378,042	24.5%
Softaly	317,785	24.4%	322,378	22.4%	295,576	19.2%

Asia-Pacific	166,120	12.8%	146,927	10.2%	149,682	9.7%
Natuzzi(2)	128,997	9.9%	118,512	8.2%	123,637	8.0%
Softaly	37,123	2.9%	28,415	2.0%	26,045	1.7%

Total	1,302,203	100.0%	1,440,984	100.0%	1,543,259	100.0%

(1)	Includes the United States, Canada and Latin America (including Brazil) (collectively, the “Americas”).
(2)	The “Natuzzi” brand includes the Group’s three lines of product: Natuzzi Italia, Natuzzi Editions, Divani&Divani by Natuzzi and Natuzzi Re-Vive. Starting from the second half of 2014, upholstered net sales under the “Natuzzi” brand also includes net sales of beds sold under the Natuzzi Italia line.
(3)	Due to a reorganization of our sales department, India is included in the EMEA region. Figures have been reclassified accordingly.

Given the growing importance of furnishings sales for Natuzzi’s branded offerings and the Company’s strategy, the following table shows the Group’s consolidated sales of core business (including sales of upholstery sofas, beds as well as furnishings) broken down by geographic market and Business Division for each of the years indicated:

	2017		2016		2015
Americas(1)	149.5	35.5%	161.1	37.3%	185.2	40.4%
Natuzzi(2)	108.6	25.8%	105.2	24.4%	112.4	24.5%
Softaly	40.8	9.7%	55.9	13.0%	72.7	15.9%

EMEA (3)	196.1	46.5%	204.8	47.4%	208.5	45.5%
Natuzzi(2)	139.4	33.1%	147.0	34.0%	153.4	33.4%
Softaly	56.7	13.5%	57.8	13.4%	55.1	12.0%

Asia-Pacific	76.0	18.0%	65.8	15.2%	65.1	14.2%
Natuzzi(2)	69.9	16.6%	61.0	14.1%	60.4	13.2%
Softaly	6.1	1.4%	4.8	1.1%	4.7	1.0%

Total	421.6	100.0%	431.6	100.0%	458.8	100.0%

(1)	Includes the United States, Canada and Latin America (including Brazil) (collectively, the “Americas”).
(2)	The “Natuzzi” brand includes the Group’s three lines of product: Natuzzi Italia, Natuzzi Editions, Divani&Divani by Natuzzi and Natuzzi Re-Vive. Starting from the second half of 2014, upholstered net sales under the “Natuzzi” brand also includes net sales of beds sold under the Natuzzi Italia line.
(3)	Due to a reorganization of our sales department, India is included in the EMEA region. Figures have been reclassified accordingly.

In 2017, the Group derived 46.5% of its core business (including sales of upholstery sofas, beds and furnishings) from the EMEA region, 35.5% from the Americas (Brazil included), and 18.0% from the Asia-Pacific region.

1. The Americas.

In 2017, net sales of products within our core business (leather and fabric-upholstered furniture and beds, as well as furnishings) in the United States and the rest of the Americas (including Brazil) were €149.5 million, down 7.2% from €161.1 million reported in 2016, and the number of seats sold decreased by 19.1%, from 612,838 in 2016 to 495,603 in 2017.

In particular, net sales from our Natuzzi branded products were €108.6 million, up 3.2% from €105.2 million reported in 2016 thanks to the acceleration of its direct-to-consumer strategy through direct-owned monobrand stores.

Sales from our Softaly division were €40.8 million down from €55.9 million reported in 2016. Such negative performance in this region was largely due to a decline in sales of private label products. Softaly is still suffering due to difficult retail conditions experienced in the North American market, as some of our historical partners are restructuring their retail assets, resulting in a reduction of their points of sales. We are continuing our efforts to build new relationships in North America. In April 2018, we presented at the High Point Fair a newly designed and innovative collection, with aggressive price points in order to capture the attention of the American market.

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

Natuzzi Americas maintains offices in High Point, North Carolina, the heart of the most important furniture manufacturing and distribution region in the United States, and provides Natuzzi S.p.A with agency services. The staff at High Point provides customer service, trademarks and products promotions, credit collection assistance, and generally acts as the customers contact for the Group. As of March 31, 2018, the High Point North Carolina operation had 56 employees. In addition, such Company has 12 independent sales representatives.

All of our commercial activities in Brazil are overseen from our Salvador de Bahia facility. The Group’s commercial structure in Brazil has been reinforced by an increase in personnel, from 12 representatives in 2012 to 27 as of the end of 2017. 2017 sales in Brazil increased by 27.7%, from €11.0 million in 2016 to €14.1 million mainly due to the strong focus in the Brazilian high-end consumer market. The new strategy, which added more contemporary models to the collection in a new store concept, led to the opening of 14 Natuzzi Editions franchising stores and several Natuzzi Editions galleries. As of March 31, 2018, in Brazil there were 5 Natuzzi Italia stores, 32 Natuzzi Editions stores and both Natuzzi Editions and Natuzzi Italia galleries.

The focus in the high-end consumer market culminated in the launch of a Natuzzi Italia “made in Brazil” collection, entirely manufactured in Brazil and dedicated exclusively to the South American market. After opening at the end of 2016 of the first Natuzzi Italia store in the Gabriel Monteiro da Silva Avenue (São Paulo), during 2017, 4 more Natuzzi Italia stores were opened in Brazil (Brasilia, Balneario Camboriu, Curitiba, Salvador).

For 2018 we expect to open in Brazil 13 new Natuzzi Editions stores and 2 Natuzzi Italia stores. The company expects to open 5 new Natuzzi Editions store and 4 Natuzzi Italia store in the rest of South America in 2018, as well.

In February 2014, we opened a new, directly-operated Natuzzi Italia flagship store in New York City on Madison Avenue, with the aim of anchoring the Group’s expansion in the New York-Connecticut-New Jersey Tristate area. We closed our New York City store located in Soho in June 2014. In 2016, the Group acquired 7 Natuzzi Italia stores all located in Florida. In December 2016, the Company established a new trading subsidiary located in Mexico, Natmex S.DE.R.L.DE.C.V. (“NATMEX”). In January, 2017, NATMEX signed an agreement with the Sandler family – owners of Muebleria Standard — its current partner for the distribution of Natuzzi products in Mexico. Under the agreement, NATMEX acquired the three existing Natuzzi Italia stores from Muebleria Standard. The stores are located in Mexico City-Altavista, Guadalajara and Monterrey. In addition to the directly operated stores, NATMEX will sell in the Mexican market through 12 directly managed Natuzzi Italia concessions in Palacio de Hierro, a high-end retailer having shopping malls in excellent locations throughout Mexico. In June 2017, the Company opened its new North American retail store in West Palm Beach, Florida. Measuring approximately 7,200 square feet and located in the City Center on South Rosemary Avenue, this new store is part of the strategy announced last year to open Company managed stores in high traffic and prime retail locations, showcasing the new store design, merchandising concept and overall Natuzzi consumer experience.

As of March 31, 2018, the Company operated in the Americas 15 DOS (of which 12 were in the U.S. and three were in Mexico), and 12 concessions located in Mexico, all of them under the Natuzzi Italia name. As of the same date, there were also 12 Natuzzi Italia stores operating in the Americas that are owned by local dealers (5 in Brazil, two in Venezuela, one in each of the U.S., Colombia, Panama, Dominican Republic and Uruguay). Furthermore, as of the same date, there were 34 Natuzzi Editions stores, of which 32 were located in Brazil and one in each of Paraguay and Peru.

2. EMEA

During 2017, the Group continued to consolidate its position in Western Europe, and increase its presence in Eastern Europe, the Middle East, Africa and India (collectively, “EMEA”), by investing in stores and galleries. Net sales of our core business in EMEA (including Italy) were €196.1 million in 2017, down 4.2% from €204.8 million reported in 2016, with the number of seats sold decreasing by 6.0%, from 681,220 in 2016 to 640,480 in 2017. Natuzzi branded sales amounted to a total of €139.4 million in 2017 (down 5.2% from 2016), whereas private label net sales decreased by 1.8% to €56.7 million.

2a) Italy. Since 1990, the Group has sold its upholstered products within Italy principally through the Divani&Divani by Natuzzi franchised network of furniture stores. As of March 31, 2018, there were 75 Divani&Divani by Natuzzi stores, and four Natuzzi Italia stores located in Italy. The Group directly owns 20 of these stores, including all the stores operating under the Natuzzi Italia name.

2b) Europe (Outside Italy). The Group expands into other European markets mainly through stores (local dealers, franchisees or directly operated stores). As of March 31, 2018, 79 stores were operating in Europe: 4 under the Divani&Divani by Natuzzi, all located in Portugal; 72 were under the Natuzzi Italia name (13 in each of the United Kingdom and Spain, seven in each of France and Russia, four in each of the Czech Republic and Turkey, three in Switzerland, two in each of Bosnia, Romania and Ukraine and one in each of France, Armenia, Azerbaijan, Croatia, Cyprus, Greece, the Netherlands, Hungary, Kosovo, Latvia, Malta, Poland, Serbia, Slovakia and Slovenia) and three Natuzzi Editions all located in Serbia. Of these stores, 18 were directly owned by the Group as of March 31, 2018 and all were operated under the Natuzzi Italia name: 11 in Spain, three in each of the United Kingdom and Switzerland, and one in France. Apart from the Natuzzi Italia stores, the Group also operates eight concessions in the United Kingdom.

Given the size of the Russian market and its strategic relevance to the Group’s future growth, a local representative office was opened in Moscow in February 2010, with the aim of managing sales, marketing and customer service for Russia and the Ukraine, and to supervise the opening of new single-brand stores in the Russian market.

2c) Middle East, Africa and India. As of March 31, 2018, the Group had a total of 27 Natuzzi Italia stores in the Middle East, Africa and India region: seven in India, five in Israel, three in each of Saudi Arabia and the United Arab Emirates, and one in each of Algeria, Côte d’Ivoire, Egypt, Lebanon, Pakistan, Qatar, Jordan, Libya and Sri Lanka. In addition, one Natuzzi Editions store was operating in Israel.

In January 2012, following the worsening of the European Union’s diplomatic relations with Iran and Syria, the Company decided to cease all business relations with these two countries.

No impairment issue arose following the cessation of business relations with those two countries. The Group had no sales in Iran or Syria in 2017, 2016 and 2015. Our prior interests and activities in Iran or Syria were not a material investment risk, either from an economic, financial or reputational point of view. The Group has not had, nor does it plan to have, any commercial contacts with the governments of Iran or Syria, or with entities connected with such governments.

The Group has never generated sales in Sudan or North Korea or Cuba.

3. Asia-Pacific Region.

In 2017, net sales of our core business in the Asia-Pacific region increased by 15.5% to €76.0 million, from €65.8 million in 2016, and the number of seats sold increased 13.1%, from 146,927 in 2016 to 166,120 in 2017. Natuzzi branded sales increased by 14.6% to €69.9 million, and private label sales increased by 26.8% to €6.1 million.

Natuzzi Trading (Shanghai) Co., Ltd. acts as a regional office and manages the commercial part of the business throughout the region. Furthermore, the Group also controls a subsidiary in Japan, an agency in South Korea and an agency for Australia and New Zealand. All of these offices report to the regional office in Shanghai. The general strategy for the Natuzzi brand is to further expand the store network throughout the region, with a strong emphasis on the Chinese market. In this regard, on March 22, 2018 the Company announced that it signed a joint venture agreement (the “Joint Venture Agreement”) with Kuka, under which the Company’s wholly-owned Chinese subsidiary, Natuzzi Trading (Shanghai) Co., Ltd. would become a joint venture (the “Joint Venture”). The purpose of the Joint Venture is to expand the Company’s retail network in Mainland China, Hong Kong and Macau (the “Territory”). The Joint Venture will distribute Natuzzi Italia and Natuzzi Editions branded products through a network of single-brand directly operated stores and franchised operated stores in the Territory, as well as through online stores. See Note 32 to the Consolidated Financial Statements included in Item 18 of this Annual Report.

As of March 31, 2018, 75 Natuzzi Italia stores were operating in the Asia-Pacific market: 52 in China, eight in Australia, seven in Taiwan, two in South Korea and Hong Kong, one in each of Indonesia, Philippines, Singapore and Thailand. In addition, as of the same date, the Group had 109 Natuzzi Editions stores, of which 104 located in China (including 11 directly operated by the Group), two in Vietnam, one in each of Hong Kong Thailand and Taiwan. The Group also maintains galleries in the Asia-Pacific region under the Natuzzi Italia and Natuzzi Editions.

Customer Credit Management

The Group maintains an active credit management program. The Group evaluates the creditworthiness of its customers on a case-by-case basis according to each customer’s credit history and information available to the Group. Throughout the world, the Group utilizes “open terms” in 73% of its sales and obtains credit insurance for 84% of this amount; about 9% of the Group’s sales are commonly made to customers on a “cash against documents” and “cash on delivery” basis; and lastly, about 18% of the Group’s sales are supported by a “letter of credit” or “payment in advance.” In July 2015, the Company signed a 5-year non-recourse (pro-soluto) assignment of trade receivables with a major Italian financial company by means of a securitization program.

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

In 2013, The Company took part in a businesses temporary association (Associazione Temporanea di Imprese) (“ATI”), under a program called “MAIND” that aims to share Research, Development and Training expenses that relate to eco-innovative materials and advanced technologies for the manufacturing and construction industries. By taking part in ATI, the Company hopes to receive grants by the Italian Government covering its investments in the moving line of its Italian plants. In November 2014, The Italian Ministry of Education, University and Research accepted the request for a grant from ATI, and in particular, granted Natuzzi S.p.A. €0.6 million to cover almost all of its expenses presented under this experimental research and development project. In 2015, the Company, through the company that leads the ATI, presented to the Italian Ministry of Economic Development a statement of expenses related to the personnel in the research and development department, as well as training expenses in moving line. In 2017, the Company collected €0.1 million from the Italian Ministry of Education, University and Research. In 2018, the Company presented to the Italian Ministry of Economic Development a statement of expenses under this program totaling €0.8 million. As of the date of this Annual Report, the Company has not yet been informed by the relevant Italian Ministry of the timing of collection of the remaining part of the grant.

In September 2015, the Company presented to the Italian Ministry of Economic Development a €49.7 million investment program for industrial development, which is composed of six programs, including programs in research and development and for upgrading its Italian facilities located in the Puglia and Basilicata Regions. The Company formally requested that the Italian Ministry of Economic Development grant is €37.3 million from public incentives. The total amount of €49.7 million is composed of €27.7 million to upgrade the Italian plants located in Puglia and Basilicata Regions, and the remaining part of €22.0 million is for innovation, research and development expenses. The Company entered into a formal agreement with the Ministry of Economic Development (Ministero dello Sviluppo Economico) and the governments of the Puglia and Basilicata regions reflecting this investment on September 23, 2015 (the “Developing Contract”). On January 23, 2017, following its review of such program, the Italian Ministry of Economic Development reduced the amount of investments from €49.7 million to €37.8 million, of which €27.6 million has been allocated to upgrade the Italian plants located in Puglia and Basilicata Regions and €10.2 million has been allocated for innovation, research and development expenses. As a consequence, grants from public incentives were reduced from €37.3 million to €26.9 million. The expected grant should be represented by €11.0 million as a capital grant and €15.9 as subsidized loan. The Company has already begun planned investment activity and, specifically, in 2016, invested €5.0 million, and in 2017 a further €2.0 million. In January 2018, the Ministry issued a decree for the Company to sign. The Company, following the unfavorable judgement by the Bari Labor Court, which required the Company to re-employ 166 workers decided not to sign such decree since the conditions set forth by the decree, among which is an obligation not to fire workers for a 10-year period—are considered by the Company to be too onerous. Negotiations on such labor issue with the relevant Ministry are still ongoing. See Note 21 to the Consolidated Financial Statements included in Item 18 of this Annual Report.

In 2018, the Company took part in a businesses temporary association (Associazione Temporanea di Società) (“ATS”), under a program called “M2H- Machine to Human” that aims to share Research and Development expenses related to leather processing. This program was designed and coordinated by the University of Lecce. Such program was presented by the ATS to the Puglia region in March 2017. In October 2017, the Puglia region accepted the request for a grant in favor of the ATS and in particular granted Natuzzi S.p.A. €0.7 million to cover almost entirely the expenses presented under this project.

In particular, the Company intends to utilize a new technology that will automatically classify the raw hides (wet blue) according to the degree of imperfections. This stage of the leather processing is currently carried out by workers rather than machines.

Management of Exchange Rate Risk

The Group is subject to currency exchange rate risk in the ordinary course of its business to the extent that its costs are denominated in currencies other than those in which it earns revenues. Exchange rate fluctuations also affect the Group’s operating results because it recognizes revenues and costs in currencies other than Euro but publishes its financial statements in Euro. The Group also holds a substantial portion of its cash and cash equivalents in currencies other than the Euro, including a large amount in RMB received in 2011 as compensation for the relocation of its Chinese manufacturing plant. The Group’s sales and results may be materially affected by exchange rate fluctuations. For more information, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Trademarks and Patents

The Group’s products are sold under the Natuzzi, Natuzzi Italia, Natuzzi Editions, Natuzzi Re-vive, Softaly trademarks. These trademarks and certain other trademarks, such as Divani&Divani by Natuzzi, have been registered in all jurisdictions in which the Group has a commercial interest, such as Italy, the European Union and elsewhere. In order to protect its investments in new product development, the Group has also undertaken the practice of registering certain new designs in most of the countries in which such designs are sold. The Group currently has approximately 1,000 design patents and patents (registered and pending) and approximately 12,000 design patents and patents by model and by country/jurisdiction (the same model may be registered in more than one countries and/or jurisdiction). Applications are made with respect to new product introductions that the Group believes will enjoy commercial success and have a high likelihood of being copied.

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

Description of Properties

The location, approximate size and function of the principal physical properties used by the Group as of March 31, 2018 are set forth below:

Country	Location	Size (approximate square meters)	Function	Production Capacity per day	Unit of Measure
Italy	Santeramo in Colle (BA)	27,000	Headquarters, prototyping, showroom (Owned)	N.A.	N.A.
Italy	Santeramo in Colle (BA)	2,000	Experimental laboratory: Leather cutting, Sewing, Assembling wooden parts for frame, product assembly (Owned)	100	Seats
Italy	Santeramo in Colle, Jesce (BA)	28,000	Sewing and product assembly (Owned)	800	Seats
Italy	Matera La Martella	38,000	General warehouse of sofas and accessory furnishing (Owned)	N.A.	N.A.
Italy	Matera, Jesce	10,000	Leather cutting, Sewing, Assembling wooden parts for frame, product assembly (Owned)	350	Seats
Italy	Laterza (TA)	10,300	Leather and fabrics Warehouse, Leather and fabrics cutting, (Owned)	N.A.	N.A.
Italy	Laterza (TA)	10,000	Sewing, Assembling wooden parts for frame, product assembly (Owned)	500	Seats
Italy	Laterza (TA)	16,000	Semi-finished products and accessories Warehouse (Owned)	N.A.	N.A.
Italy	Qualiano (NA)	12,000	Polyurethane foam production (Owned)	87	Tons
Italy	Pozzuolo del Friuli (UD)	21,000	Leather dyeing and finishing (Owned)	14,000	Square Meters
U.S.A.	High Point, North Carolina	10,000	Office and showroom for Natuzzi Americas (Owned)	N.A.	N.A.
Romania	Baia Mare	75,600	Leather cutting, sewing and product assembly, manufacturing of wooden frames, polyurethane foam shaping, fiberfill production and wood and wooden product manufacturing (Owned)	1,290	Seats
China	Shanghai	88,000	Leather cutting, sewing and product assembly, manufacturing of wooden frames, polyurethane foam shaping, fiberfill production (Leased)	1,050	Seats
Brazil	Salvador de Bahia – Bahia	28,700	Leather cutting, sewing and product assembly, manufacturing of wooden frames, polyurethane foam shaping, fiberfill production (Owned)	190	Seats

The Group believes that its production facilities are suitable for its production needs and are well maintained.

Capital Expenditures

The following table sets forth the Group’s capital expenditures for each year for the three-year period ended December 31, 2017:

	Year ended December 31, (millions of Euro)
	2017	2016	2015
Land and plants	0.7	0.5	0.2
Equipment	6.0	5.6	2.1
Intangible assets	1.2	0.5	1.1

Total	7.9	6.6	3.7

Capital expenditures during the last three years were primarily made to make improvements to property, plant and equipment and for the expansion of the Company’s retail network. In 2017, capital expenditures were primarily made to make improvements at the Group’s existing facilities, in particular in Italy for the implementation of the lean production system, and to improve the Group’s retail facilities. The Company made these capital expenditures as part of the Developing Contract (as defined in “Item 4. Information on the Company—Incentive Programs and Tax Benefits” and further described below). As of the date of this Annual Report, the Company has not been officially informed yet by the Government as for the amount and timing of possible government grants and subsidized loans for such investments.

As of April 20, 2018, the Company has spent €2.4 million on capital expenditures since January 1, 2018.

The Group expects that capital expenditures in 2018 will be in the region of €10.0 million. Capital expenditures in 2018 are expected to be financed mainly through improved cash flow from operations.

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

Long-lived Assets — Management reviews long-lived assets, including intangible assets with estimable useful life, for impairment whenever changes in circumstances indicate that the carrying amount of the assets may not be recoverable and would record an impairment charge if necessary. Recoverability of assets to be held and used is measured as follows: (a) under Italian GAAP by a comparison of the carrying amount of an asset to the recoverable amount, which is the higher of the estimated fair value less cost to sell or of future discounted net cash flows expected to be generated by the asset; (b) under US GAAP by a comparison of the carrying amount of an asset to the recoverable amount which is the higher of the estimated fair value or of future undiscounted net cash flows expected to be generated by the asset. Future discounted and undiscounted net cash flows are significantly impacted by estimates of future prices for our products, capital needs, economic trends and other factors. If the carrying value of a long-lived asset is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its estimated recoverable amount, in relation to its use or realization, as determined by reference to the most recent corporate plans. Assets not in use/to be disposed of are reported at the lower of their carrying amount and their fair value less costs to sell. Estimated fair value is generally determined through various valuation techniques including quoted market values and third-party independent appraisals, as considered necessary. The Company analyzes its overall valuation and performs an impairment analysis of its long-lived assets in accordance with Italian GAAP and US GAAP.

Due to a market capitalization that falls below the carrying amount of the Company, and history of operating loss and revenues decline, management has performed impairment tests on certain long-lived assets where losses have been generated. The fair value analysis of each long-lived asset is unique and requires that management use estimates and assumptions that are deemed prudent and reasonable for a particular set of circumstances. Management believes that the estimates used in the analyses are reasonable; however, changes in estimates could affect the relevant valuations and the recoverability of the carrying values of the assets. The cash flows employed in our 2017 discounted and undiscounted cash flow analyses for impairment analysis of long lived assets, were based on the 2018-2022 Business Plan, as adopted by the Board of Directors on April 6, 2018.

While management believes its estimates are reasonable, many of these matters involve significant uncertainty, and actual results may differ from the estimates used. The key inputs and assumptions that were used in performing the 2017 impairment test for long-lived assets are as follows:

			Year Ended Dec. 31, 2017
Long lived assets located in	Cash flows	Net book value of the asset after impairment test (thousands of €)	G	WACC	Sales CAGR 2018-22
Italy (Production site)	Discounted and undiscounted	43,263	0.5%	10%	5%
Italy (Production site)	Third-party independent appraisal	1,546	n/a	n/a	n/a
Italy (retail site)	Discounted	1,484	0.5%	10%	5%
Brazil (Production site)	Third-party independent appraisal	5,537	n/a	n/a	n/a
Mexico (retail site)	Discounted	2,148	0.5%	17%	8.5%
Florida (retail site)	Discounted and undiscounted	1,420	0.5%	9%	10%
Total assets tested		55,398

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

As of December 31, 2017, 2016 and 2015, the Company recorded an impairment loss for the long-lived assets of nil, €0.6 million and nil, respectively. For a discussion of a difference between Italian GAAP and US GAAP with respect to the above impairment analysis and the effect on net loss and shareholders’ equity as of December 31, 2017, 2016 and 2015, please see Note 31(g) of the Consolidated Financial Statements included in Item 18 of this Annual Report.

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

In 2017 and 2016, because domestic companies and some of foreign subsidiaries realized significant pre-tax losses and were in a cumulative loss position, management did not consider it reasonably certain that the deferred tax assets of those companies would be realized in the scheduled reversal periods (see Note 18 to the Consolidated Financial Statements included in Item 18 of this Annual Report). In making its determination that a valuation allowance was required, management considered the scheduled reversal of deferred tax liabilities and tax planning strategies but was unable to identify any relevant tax planning strategies available to reduce the need for a valuation allowance.

Changes in the assumptions and estimates related to future taxable income, tax planning strategies and scheduled reversal of deferred tax liabilities could affect the recoverability of the deferred tax assets. If actual results differ from such estimates and assumptions the Group financial position and results of operation may be affected.

Allowance for Doubtful Accounts — The Group makes estimates and judgments in relation to the collectability of its accounts receivable and maintains an allowance for doubtful accounts based on losses it may experience as a result of failure by its customers to pay amounts owed. The Group estimates these losses using consistent methods that take into consideration, in particular, insurance coverage in place, the creditworthiness of its customers, historical trends and general economic conditions. Changes to assumptions relating to these estimates could affect actual results. Actual results may differ significantly from the Group’s estimates if factors such as general economic conditions and the creditworthiness of its customers are different from the Group’s assumptions.

Allowances for Warranties — The Group estimates and creates an allowance for them in the year of the related sales. The Group makes estimates in connection with such allowances based on its experience and historical trends in its large volumes of homogeneous transactions. However, actual costs for warranties may differ significantly from these estimates if factors such as economic conditions, customer preferences or changes in product quality differ from the ones used by the Group in making these estimates.

Allowances for Discounts — The Group records revenues net of discounts. The Group estimates discounts and creates an allowance for them in the year of the related sales. The Group makes estimates in connection with such allowance based on its experience and historical trends in its large volumes of homogeneous transactions. However, actual costs for discounts may differ significantly from these estimates if factors such as economic conditions, customer preferences or changes in product quality differ from the ones used by the Group in making these estimates.

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

Non-GAAP Financial Measures

We monitor and evaluate our operating and financial performance using several non-GAAP financial measures including: Adjusted EBIT, Adjusted EBITDA and Net Financial Position.

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

Adjusted EBIT

Adjusted EBIT is defined as the Operating Income/(Loss), as reported in the consolidated statements of operations included in Item 18 of this Annual Report.

The following table sets forth the calculation, in millions of Euro, of Adjusted EBIT for the years ended December 31, 2017, 2016 and 2015.

	2017	2016	2015
Net sales	449.6	457.2	488.5
Cost of sales	(311.5)	(300.3)	(334.0)
Gross profit	138.1	156.9	154.5
Selling expenses	(131.1)	(124.3)	(133.4)
General and administrative expense	(36.1)	(33.0)	(32.1)

Operating income/(loss) or Adjusted EBIT	(29.1)	(0.4)	(11.0)

Alternatively, we define Adjusted EBIT as “Net Income/(Loss)” plus “Income Taxes”, plus “Other Income/Expense, net”.

The following table sets forth the calculation, in millions of Euro, of Adjusted EBIT for the years ended December 31, 2017, 2016 and 2015.

	2017	2016	2015
Net income/(loss)	(31.8)	(6.5)	(16.5)
Income taxes	2.6	4.3	0.6
Other (income)/expense, net	0.1	1.8	4.9

Operating income/(loss) or Adjusted EBIT	(29.1)	(0.4)	(11.0)

Adjusted EBITDA

Adjusted EBITDA is defined as Adjusted EBIT plus depreciation and amortization. The following table sets forth the calculation, in millions of Euro, of Adjusted EBITDA for the years ended December 31, 2017, 2016 and 2015.

	2017	2016	2015
Net sales	449.6	457.2	488.5
Cost of sales	(311.5)	(300.3)	(334.0)
Gross profit	138.1	156.9	154.5
Selling expenses	(131.1)	(124.3)	(133.4)
General and administrative expenses	(36.1)	(33.0)	(32.1)
Operating income/(loss) or Adjusted EBIT	(29.1)	(0.4)	(11.0)
Depreciation and amortization*	12.8	13.0	13.7

Adjusted EBITDA	(16.3)	12.6	2.7

*	Please see the Consolidated Statements of Cash Flow included in Item 18 of this Annual report

Alternatively, we define Adjusted EBITDA as “Net Income/(Loss)” plus “Income Taxes”, plus “Other Income/Expense, net”, plus “Depreciation and Amortization”.

The following table sets forth the calculation, in millions of Euro, of Adjusted EBITDA for the years ended December 31, 2017, 2016 and 2015.

	2017	2016	2015
Net income/(loss)	(31.8)	(6.5)	(16.5)
Income taxes	2.6	4.3	0.6
Other (income)/expense, net	0.1	1.8	4.9
Depreciation and amortization*	12.8	13.0	13.7

Adjusted EBITDA	(16.3)	12.6	2.7

*	Please see the Consolidated Statements of Cash Flow included in Item 18 of this Annual report

Adjusted EBITDA is presented by management to aid investors in their analysis of the performance of the Group and to assist investors in the comparison of the Group’s performance with that of other companies.

Management believes that this non-GAAP measure can be used as a proxy for a company’s current operating profitability.

Net Financial Position

Net Financial Position is defined as “Cash and cash equivalents”, plus “Marketable securities”, less “Bank Overdrafts”, less “Current portion of long-term debt”, less “Long-term debt”.

The following table sets forth the calculation, in millions of Euro, of Net Financial Position for the years ended December 31, 2017, 2016 and 2015.

	2017	2016	2015
Cash and cash equivalents	55.0	65.0	52.5
Marketable securities	0.0	0.0	0.0
Bank Overdrafts	(19.7)	(18.2)	(19.0)
Current portion of long-term debt	(4.8)	(11.6)	(3.4)
Long-term debt	(20.9)	(6.3)	(15.6)

Net Financial Position	9.6	28.9	14.5

We believe our Net Financial Position provides useful information for investors because it gives evidence of our consolidated position either in terms of net indebtedness or net cash by measuring our capital resources based on cash, cash equivalents and marketable securities and the total level of our financial indebtedness.

Results of Operations

Summary — In 2014, the Group started a thorough reorganization process covering its industrial, sales and service operations. The first signs of efficiency recovery were achieved in 2015 and the process has continued in 2016 with an almost break-even operating margin. In 2017, the Company continued to invest resources to complete its retail and marketing organization worldwide and restructure its overhead costs. Results of operations were also affected by external factors as explained hereafter.

The Company continues to undertake actions to lay the foundation for growth. The Company intends to aggressively follow its vision and strategy for the future by pursuing two parallel paths to gain new market share: the Natuzzi branded retail business and the private label business.

Full year 2017 total net sales were €449.6 million, down from €457.2 million in 2016. Under constant exchange rates, 2017 consolidated net sales would have been equal to €457.5 million, flat compared to 2016.

The Group distributes worldwide its products through three divisions:

•	Natuzzi Retail division, a network of Directly Operated Stores (DOS) and concessions,

•	Natuzzi wholesale division, that distributes branded products through franchised operated stores (FOS), and

•	Softaly wholesale division.

Retail division

In 2017, the Group opened 7 DOS, of which 3 Natuzzi Italia are in the U.S. (Paramus, West Palm Beach and Philadelphia), one Natuzzi Italia is in Spain (Valladolid) and 3 Natuzzi Editions are in China. During 2017, we also acquired 3 Natuzzi Italia DOS and 12 Natuzzi Italia concessions in Mexico.

Furthermore, in the first part of 2018, we opened three additional Natuzzi Italia DOS, namely one in Chicago, one in Los Angeles-Costa Mesa and one in Paris. In addition, one Natuzzi Edition DOS was opened in China. As of the date of this Annual Report, there are 64 DOS, of which 37 operated under the Natuzzi Italia name, 16 Divani&Divani by Natuzzi and 11 Natuzzi Edition. Besides, the Group also directly operates 20 Natuzzi Italia concessions.

Retail sales represented 13.4% of our 2017 core business including sales of upholstery, sofas, beds as well as furnishings, compared to 10.4% in 2016.

In 2017 sales from our DOS network (excluding the concessions in the UK and Mexico) increased by 26.0% to €53.1 million with positive results in our DOS network in China (+14.5%), U.S. (+261.1%), Spain (+2.7%), UK (+10.0%) and Italy (+8.6%). Sales from our Natuzzi Italia concessions network (store-in-store points of sale, directly managed by the Group’s subsidiaries located in the United Kingdom and Mexico) were €3.3 million in 2017, up from €2.8 million in 2016.

Natuzzi Italia DOS sales increased 37.0% to €33.5 million, Natuzzi Editions DOS sales increased 14.5% at €6.7 million and Divani&Divani by Natuzzi DOS sales increased by 8.9% million at €12.9 million.

On like-for-like basis, our DOS network reported sales of €37.3 million (up 1.6% from €36.7 million in 2016) and an operating profit of €0.5 million improving by 28.5% versus 2016. In particular, we continue to see like-for-like basis sales improvements in our DOS located in China (+25.7%), U.S. (+25.3%), UK (+19.1%), and Switzerland (+15.5%) compared to the prior year. Our Italy-based Divani&Divani by Natuzzi retail network is still undergoing a restructuring phase. In this regard, we have recently presented the new concept store reflecting a more updated positioning of the brand, including a new layout, logo, website and digital advertising tools highlighting innovation and technology features of the new collection.

In 2017, our retail operations have started delivering encouraging results with an increase in the number of sales by 19.9% and average sale by 9.8% over 2016.

We are, instead, currently restructuring the recently acquired Natuzzi Italia stores in Mexico to bring them more in line with our brand positioning.

Natuzzi wholesale division

Sales from the Natuzzi wholesale division were €261.5 million in 2017, down 2.5% compared to 2016. We are restructuring the current distribution network of our franchised Natuzzi points of sales. In fact, while we have been opening new points of sale with the aim of upgrading our current distribution network, we are closing relations with some of the existing partners whose business is not profitable or otherwise adequate.

Furthermore, the Company will continue its efforts to strengthen our sales organization in order to leverage the Natuzzi brand.

Softaly wholesale division

Sales from the Softaly wholesale business were €103.7 million, down 12.5% over 2016. Softaly is still suffering due to difficult retail conditions experienced in the North American market, as some of our historical partners are restructuring their retail assets, resulting in a reduction of their points of sales. We are continuing our efforts to build new relationships in North America.

Operating Results

2017 results of operations were greatly affected by some particular factors as set forth below:

•	The Italian Supreme Court’s resolution in May 2017 ruling on the Group’s redundant workers caused the Company to accrue €9.3 million for legal proceedings risks.

•	We incurred in higher labor costs of €2.0 million due to the re-employment of 166 workers. In October 2016 the Company laid off 176 workers, 166 of which were re-employed in 2017 as the Bari Labor Court deemed such dismissals to have been done improperly. On December 2017, the Company was able to reach an agreement with the Italian Institutions representing those workers and extend the Solidarity Agreement in order to reduce the impact on the Company from such job re-employment in 2018.

•	The Company executed a cost reduction program. As a result, it incurred restructuring costs of €2.6 million.

•	The Company accrued further €0.6 million for bad debts following the difficult financial conditions of some of our customers.

•	Throughout 2017 the Company invested in new DOS openings and store acquisitions, retail and marketing skilled personnel and digital tools. Due to the costs associated with retail expansion, we incurred higher “Selling Expenses” and “General and Administrative Expenses”, almost entirely as a result of the above-mentioned investments.

•	Foreign exchange fluctuations resulted in a negative €3.4 million impact on operating results.

In 2017, the Group reported a net operating loss of €29.1 million and a total net loss of €31.4 million.

The Company is focusing on growing sales and increasing productivity of its retail chain.

Group’s available cash as of December 31, 2017 was €55.0 million and net financial position was positive at €9.6 million as of the end of 2017.

The following table sets forth certain statement of operations data expressed as a percentage of net sales for the years indicated:

	Year Ended December 31,
	2017	2016	2015
Net sales	100.0%	100.0%	100.0%
Cost of sales	69.3	65.7	68.4
Gross profit	30.7	34.3	31.6
Selling expenses	29.2	27.2	27.3
General and administrative expenses	8.0	7.2	6.6
Operating margin	(6.5)	(0.1)	(2.3)
Other income (expense), net	0.0	(0.4)	(1.0)
Income taxes	0.6	0.9	0.1
Net loss	(7.1)	(1.4)	(3.4)

2017 Compared to 2016

Total net sales for 2017, including sales of leather and fabric-upholstered furniture and other sales (principally sales of polyurethane foam and leather sold to third parties as well as of accessories), decreased 1.7% to €449.6 million in 2017 as compared to €457.2 million in 2016.

In 2017, although we experienced persisting difficult business conditions, the Group decided not to lower prices in order to support sales. In fact, despite a decreasing turnover, the Group improved its sales. Thanks to the growing strength of the Natuzzi brand, the overall price per seat increased by 4.1% as compared to 2016.

Furthermore, considering wholesale distribution only, the Group has undertaken a strategy that gives priority to margins rather than volumes: this has sometimes led to a decline in turnover, particularly in the North America and Europe regions.

Net sales for 2017 of leather and fabric-upholstered furniture decreased 4.0% to €393.1 million, as compared to €409.0 million in 2016. This 4.0% decrease was due principally to 9.6% decrease in terms of seats sold, and to a 1.8% negative currency translation, partially offset by generalized price-list increase and a positive sales mix contribution (+6.8%).

Natuzzi’s core business (sofas, beds and furnishings) reached €421.6 million, down 2.3% from €431.7 million reported in 2016. Under constant exchange rates, core business would have decreased by 0.5%. Natuzzi branded revenues increased by 1.5%, while private label fell by 12.5%.

Within Natuzzi branded sales (€317.9 million), the Company saw a 3.2% increase in the Americas (at €108.6 million) and a 14.6% increase in the Asia-Pacific region (at €69.9 million) that both more than offset the 5.2% decrease in the EMEA region (at €139.4 million) negatively affected by the stronger Euro versus local currency in the United Kingdom, one of the Company’s core markets, and the ongoing reorganization of the Italy-based distribution network of Divani&Divani by Natuzzi. Net sales in the Americas were positively affected by the openings and the acquisition of the new Natuzzi Italia DOS during 2017.

In 2017 sales from our DOS network (excluding the concessions in the UK and Mexico) increased by 26.0% at €53.1 million with positive results in our DOS network in China (+14.5%), U.S. (+261.1%), Spain (+2.7%), UK (+10.0%) and Italy (+8.6%).

Our Italy-based Divani&Divani by Natuzzi retail network is still undergoing a restructuring phase. In this regard, we have recently presented the new concept store reflecting a more updated positioning of the brand, including a new layout, logo, website and digital advertising tools highlighting innovation and technology features of the new collection.

Sales from our Softaly wholesale division were €103.7 million in 2017, down 12.5% as compared to 2016. The Softaly division has been suffering in the North American market due to adverse business conditions of some of our top retailers. The Group is focusing on implementing actions aimed at rationalizing the collection, re-engineering our dedicated industrial platforms, improving products quality and customer service, in order to recover market shares in the North American market, which remains one of our best opportunities for growth. Our focus in the other two macro-regions, APAC and EMEA, showed results in line with our expectations: +26.8% in APAC (at €6.1 million) and a 1.8% decrease in the EMEA, or slightly up under constant exchange rates. See “Item 4. Information on the Company—Markets” for tables setting forth the Group’s net leather- and fabric-upholstered furniture sales and seats sold, which are broken down by geographic market and business division, for the years ended December 31, 2015, 2016 and 2017.

Cost of Sales in 2017 was €311.5 million (or 69.3% as a percentage of total net sales), as compared to €300.3 million (or 65.7% of total net sales) in 2016.

This increase in the cost of sales was mainly attributable to non-recurring events. In May 2017 the Italian Supreme Court entered a ruling regarding the Group’s redundant workers that caused the Company to accrue €9.3 million for legal proceedings risks. We also incurred in higher cost of labor of €2.0 million due to the re-employment of 166 workers. In fact, in October 2016 the Company laid off 176 workers, 166 of which were re-employed in 2017 as the Bari Labor Court deemed such dismissals to have been done improperly. Those factors offset the positive contribution deriving from decreasing leather prices and from a generalized pricelist increase in sofas products. The Company also suffered extraordinary salary costs in China, Romania and Italy, due to the declining orders. As a result, transformation costs (defined as Labor plus Other manufacturing costs) increased from 23.9% in 2016 to 27.3% in 2017.

Gross Profit. The Group’s gross profit in 2017 amounted to €138.1 million (30.7% of net sales), as compared to €156.9 million in 2016 (34.3% of net sales) as a result of the factors described above.

Selling Expenses increased in 2017 to €131.1 million (29.2% of net sales), as compared to €124.3 million in 2016 (27.2% of net sales). In 2017 the Group achieved cost savings in transportation costs (9.0% of net sales from 9.5% in 2016). See Note 26 to the Consolidated Financial Statements included in Item 18 of this Annual Report. Such savings were offset by the increase in personnel costs, following the reorganization of the sales and marketing operations in HQ and North America.

General and Administrative Expenses. In 2017, the Group’s general and administrative expenses increased by €3.1 million to €36.1 million, from €33.0 million in 2016, and, as a percentage of net sales, from 7.2% in 2016 to 8.0% in 2017, mainly due to additional personnel costs as explained hereafter.

In 2017, the Company continued its transformation process from a pure manufacturer into a retail-oriented company. Therefore, in 2017 the Company continued to invest in new DOS openings and store acquisitions, retail and marketing skilled personnel and digital tools. Consequently, in executing this new retail expansion strategy, we incurred higher “Selling Expenses” and “General and Administrative Expenses”, mainly due to higher labor cost and retail expansion-related costs as a result of the above-mentioned investments. Lastly, the Company executed a cost reduction program and consequently it incurred restructuring costs within “Selling Expenses” and “General and Administrative Expenses” for a total of €1.6 million.

Operating Loss. As a result of the factors described above, in 2017 the Group had an operating loss of €29.1 million, compared to an operating loss of €0.4 million in 2016. In 2017, the Group achieved a loss before interests, taxes, depreciation and amortization of €16.3 million compared to earnings of €12.6 million of 2016.

Other Income (expenses), net. The Group registered “Other expense, net,” of €0.1 million in 2017 as compared to “Other expense, net,” of €1.8 million in 2016. “Other expense, net” of 2017 included interest, net of €(4.8) million compared to interest, net of €(4.1) million in 2016, and foreign-exchange net gain of 3.3 million (foreign-exchange net gain of 2.2 million in 2016).

The increase in net interest expense is mainly due to higher utilization in bank overdraft and higher bank charges. In 2017, the Company securitized an average amount of €44.0 million, the same as in 2016.

The Group recorded a €3.3 million foreign-exchange net gain in 2017 (included in other income (expense), net), as compared to a net gain of €2.2 million in 2016. The foreign exchange gain in 2017 primarily reflected the following factors:

•	a net realized gain of €1.9 million in 2017 (as compared to a net realized gain of €0.5 million in 2016) on domestic currency swaps due to the difference between the forward rates of the domestic currency swaps and the spot rates at which the domestic currency swaps were closed (the Group uses forward rate contracts to hedge its price risks against unfavorable exchange rate variations);

•	a net realized gain of €0.4 million in 2017 (compared to a gain of €1.7 million in 2016), from the difference between invoice exchange rates and collection/payment exchange rates;

•	a net unrealized gain of €0.0 million in 2017 (compared to an unrealized gain of €1.0 million in 2016) on accounts receivable and payable; and

•	a net unrealized gain of €0.9 million in 2017 (compared to an unrealized loss of €1.0 million in 2016), from the mark-to-market evaluation of domestic currency swaps.

The Group does not use hedge accounting and records all fair value changes of its domestic currency swaps in its statement of operations. See Note 28 to the Consolidated Financial Statements included in Item 18 of this Annual Report.

The Group recorded income of €1.4 million during 2017 that was recorded under “Other, net,” compared to “Other, net” of €0.1 million reported in 2016.

Income Taxes. In 2017, the Group income taxes decreased to €2.6 million from €4.2 million in 2016. The Group had an effective tax rate of 8.8% on its losses before taxes and non-controlling interests, compared to the Group’s effective tax rate of 190.3% reported in 2016.

Net Loss. Reflecting the factors above, the Group reported a net loss of €31.9 million in 2017, as compared to a net loss of €6.5 million in 2016. On a per-Ordinary Share, or per-ADS basis, the Group had net losses of €0.57 in 2017, as compared to net losses of €0.11 in 2016.

As disclosed in Note 31 to the Consolidated Financial Statements included in Item 18 of this Annual Report, generally accepted accounting principles in Italy vary in certain significant respects from U.S. GAAP.

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

Natuzzi DOS had positive results in Spain, U.S. and China. The Company is now increasing its efforts with respect to DOS in the United Kingdom and Switzerland. The restructuring of the Company’s retail operations will continue aggressively into 2017.

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

Cost of Sales in 2016 decreased by 10.1% to €300.3 million (representing 65.7% of net sales), as compared to €334.0 million (or 68.4% of net sales) in 2015. In particular, consumption costs (defined as purchases plus beginning stock minus final stock and plus leather processing) decreased as a percentage of total net sales, passing from 46.0% in 2015 to 41.7% in 2016. This decrease was mainly due to lower leather prices in 2016 (approximately 16% price decrease at constant exchange rate compared to 2015), and to the generalized pricelist increase in sofas products. In addition, transformation costs were positively affected by the benefits deriving from the recovering efficiency plan (which involved all Natuzzi plants) off-set by salary increases which affected, in particular, the Romanian and Chinese plants. Lastly, the Company also suffered extraordinary salary costs in China, denominated as “factory-off indemnities”, due to the declining orders from the Americas affecting the Softaly Division. As a result, transformation costs increased from 22.4% in 2015 to 23.9% in 2016.

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

Operating Loss. As a result of the factors described above, in 2016 the Group had an operating loss of €0.4 million, compared to an operating loss of €11.1 million in 2015. In 2016, the Group achieved an earnings before interests, taxes, depreciation and amortization of €12.6 million compared to €2.7 million of 2015.

Other Income (expenses), net. The Group registered “Other expense, net,” of €1.8 million in 2016 as compared to “Other expense, net,” of €4.8 million in 2015. “Other expense, net” of 2016 included interest, net of €(4.1) million compared to interest, net of €(3.3) million in 2015, and foreign-exchange net gain of 2.2 million (foreign-exchange net loss of 1.1 million in 2015).

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

The increase in Income taxes is mainly due to the following factors:

•	income tax accruals on the Chinese production subsidiary (Natuzzi China Ltd.) were €1.7 million, as compared to €0.0 million in 2015, thanks to the consolidated benefits deriving from the efficiency recovering plan launched in the second half of 2014 (thanks to the implementation of efficiency recovery measures that resulted into higher profit before income);

•	income taxes on unremitted earnings were €1.8 million, as compared to €1.0 million in 2015, which was attributable to the withholding tax due on distribution of dividends by its Chinese subsidiary that Natuzzi management determined will occur in 2017;

•	income tax accruals were €0.5 million as a provision for the Company’s probable tax liability, as compared to nil in 2015. As mentioned in the 2015 annual report on Form 20-F, on March 9, 2016, the Tax Agency of the Puglia region- initiated a tax inspection for fiscal year 2014, both upon direct and indirect taxes. This inspection was carried out in accordance with Article 27, paragraph 9 of Legislative Decree 185/2008, on the basis of the periodic controls upon large entities (business volumes of more than €100 million). During the inspection, the tax auditor expanded the scope of the fiscal years to be inspected from 2014 to 2013 to also include 2012 and 2011. The most important tax issue resulted from the inspection was related to transfer pricing. The Company intends to reach an agreement in order to settle such issue. Management believes that the appraisal of €0.5 million represents the probable liability that will be paid to settle this tax claim.

Net Loss. Reflecting the factors above, the Group reported a net loss of €6.5 million in 2016, as compared to a net loss of €16.5 million in 2015. On a per-Ordinary Share, or per-ADS basis, the Group had net losses of €0.11 in 2016, as compared to net losses of €0.30 in 2015.

As disclosed in Note 31 to the Consolidated Financial Statements included in Item 18 of this Annual Report, generally accepted accounting principles in Italy vary in certain significant respects from generally accepted accounting principles in the U.S. (US GAAP).

Liquidity and Capital Resources

In the ordinary course of business, our use of funds is for the payment of operating expenses, working capital requirements and capital expenditures. The Group’s principal source of liquidity has historically been its existing cash and cash equivalents and cash flow from operations, supplemented to the extent needed to meet the Group’s short term cash requirements by accessing the Group’s existing lines of credit.

During 2014, the Group experienced some operating difficulties in the implementation of the Group Business Plan. The Business Plan foresaw, in its main guidelines, product innovation initiatives, with the introduction of the “moving line” production system in Group plants and subsequent re-engineering of existing models, and a sharp decrease in fixed and production costs. See “Item 3. Key Information—Risk Factors—The Group has a recent history of losses; the Group’s future profitability, financial condition and ability to maintain adequate levels of liquidity depend to a large extent on its ability to overcome macroeconomic and operational challenges,” “Item 3. Key Information—Risk Factors—The Group’s ability to generate the significant amount of cash needed to service our debt obligations and comply with our other financial obligations and our ability to refinance all or a portion of our indebtedness or obtain additional financing depends on multiple factors, many of which may be beyond our control”.

In 2015, as a result of corrective measures introduced in the second half of 2014, the Group achieved positive results in terms of production efficiency (in particular in the Italian and Chinese plants) and in terms of control and reduction of fixed costs and rationalization of the DOS network. As a consequence the operating loss improved from -€40.4 million in 2014 to -€11.1 million in 2015.

During 2015, the Group was able to obtain new credit lines to support its cash needs. In particular, the Company was granted a long-term loan of €5 million, and a bank overdraft of €2.5 million, while the Romanian subsidiary obtained a bank facility in the amount of €10 million. In addition, the existing short-term credit lines were renewed and a non-recourse trade receivable securitization agreement was signed in July 2015 with a primary Italian financial institution, for the sale of a maximum amount of €35 million performing receivables, on a revolving basis.

In 2016, the Group further improved its results achieving earnings before interests, taxes, depreciation and amortization of €12.6 million, as compared to €2.7 million in 2015.

In 2017, the Group reported an operating loss of €29.1 million from an operating loss of €0.4 million in 2016 as a result, among others, of the events connected to disputes with workers.

The Group’s net financial position remained positive at €9.6 million at year-end 2017. The Group obtained during 2017 additional long-term loans for a total nominal amount of €12.5 million.

As of December 31, 2017, the Group had cash and cash equivalents on hand of €55.0 million, and credit facilities totaling €147.7 million (€117.8 million as of December 31, 2016). Existing credit lines of 2017 are as follows: a) unsecured credit line for €51.3 million; b) secured credit line for €41.4 million secured by real estate mortgage and invoice discount facilities; and c) securitization of trade receivables of €55.0 million. The Group uses these lines of credit to manage its operational needs. The unused portions of lines of credit were approximately €33.1 million (see Note 15 to the Consolidated Financial Statements included in Item 18 of this Annual Report) as of December 31, 2017. The vast majority of these credit lines are under credit facilities that are not subject to any restrictions. Bank overdrafts are repayable either on demand or on a short-term basis. See “Item 3 – Key Information – Risk Factors.” The Group’s borrowing needs generally are not subject to significant seasonal fluctuations.

Although we had €55.0 million in cash and cash equivalents on hand at December 31, 2017, €20.7 million of this amount is located in our Chinese subsidiaries. To the extent management intends to move the cash from China by a dividend distribution, a withholding tax of 10% and the income taxes in Italy (equal to 24.0% of 5% of the dividends distributed) would have to be paid.

Management believes that the Group has sufficient sources of liquidity that can be generated by operating activities to fund working capital needs, capital expenditures and other contractual obligations for the next 12 months, without considering the cash injection deriving from the partnership with “Kuka”, as disclosed in Note 32 of the consolidated financial statements included in Item 18 of this Annual Report. This partnership was finalized on March 22, 2018 and provides for an investment by Kuka in favor of the Group of €65 million, for the acquisition of the majority stake in the subsidiary Natuzzi Trading (Shanghai) Co., Ltd. Out of these €65 million, €20 million will remain at Natuzzi Trading (Shanghai) Co., Ltd. to sustain investments, while €45 million will be paid in favor of Natuzzi S.p.A., as cash consideration for the purchase of the investment in the subsidiary and right of use of Natuzzi’s trademarks. The completion of the transaction contemplated by the Share Purchase Agreement and the Joint Venture Agreement (the “Transaction”) is subject to obtaining any applicable authorizations, regulatory filings and approvals (including approval by Kuka’s shareholders of certain agreements entered into by the Company, its subsidiary and the Joint Venture in connection with the Transaction), as well as the satisfaction of other customary closing conditions. Assuming these conditions are met, it is expected that the closing will occur by August 22, 2018

In this regard, on April 17, 2018, Natuzzi Trading (Shanghai) Co., Ltd., the Company’s wholly-owned Chinese subsidiary, following the Share Purchase Agreement dated March 22, 2018, received CNY 271.2 million, equivalent to €35.0 million at the exchange rate provided by the Bank of China on the same date. This payment was carried out by Kuka as a contribution to the Joint Venture for the subscription of a capital increase of U.S.$ 567,869 in the Joint Venture. However, this amount cannot be disposed of immediately. Full availability of such amount is subject to obtaining any applicable authorizations, regulatory filings and approvals, as well as the satisfaction of other customary closing conditions.

The Company will continue to be focused on effective cash management, by rationalizing our overhead structure, finding additional efficiency in our plants, improving logistics and quality, in order to balance our financial resources between working capital and investments needs.

Cash Flows —The Group’s cash and cash equivalents were €55.0 million as of December 31, 2017 as compared to €65.0 million as of December 31, 2016. The most significant changes in the Group’s cash flows between 2017 and 2016 are described below.

In 2017, Net Cash used by operating activities was €4.9 million notwithstanding €8.3 million paid as one-time termination costs. In 2016, net cash provided by operations were €26.0 million (of which (€4.5) million was related to one-time termination costs).

During 2017, the Group continued to reduce net working capital as a result of: a) €10.6 million as positive contribution from the extension in days payables outstanding, of which €4.9 million mainly due to benefit from indirect factoring; b) €10.4 million as positive contribution from the improvement of receivables, of which €6.6 million relates to the improvement of other trade receivables (not involved in the securitization process). These positive effects were however offset by the payment of one-time termination benefits of €8.3 million.

Net cash used by investment activities in 2017 was €11.7 million as compared to net cash used by investment activities of €10.7 million in 2016. The increase in cash used was mainly due to the following factors: a) €3.5 million as cash used for the business acquisition of Natmex S.DE.R.L.DE.C.V, occurred in 2017, while in 2016 the Company used €3.2 million for the business acquisition of six stores in Florida and €2.5 million for four stores in Italy; b) in 2017, the Company distributed dividends from its Chinese subsidiary (Italsofa Shanghai Ltd) and paid €1.3 million to the minority shareholders (€0.4 million paid in 2016); and c) in 2017, the Company used €7.9 million for capital expenditures, whereas the Company invested €6.6 million in 2016.

In 2017, capital expenditures were primarily made for the expansion of the Company’s retail network, to make improvements to property, plant and equipment of the existing facilities worldwide, to increase efficiency in production processes, and in software, with particular reference to the development of a 3D product-configurator application.

Cash provided by financing activities in 2017 was €9.3 million compared to cash used by financing activities in 2016 of €1.9 million; this change is mainly due to the increase in long-term loan (+€12.5 million) in 2017.

As of December 31, 2017, the Group’s long-term contractual cash obligations amounted to €159.5 million, of which €42.8 million comes due in 2018. See “Item 5. Operating and Financial Review and Prospects — Contractual Obligations and Commitments.” The Group’s long-term debt represented 24.2% of shareholders’ equity as of December 31, 2017 (12.0% as of December 31, 2016) (see Note 20 to the Consolidated Financial Statements included in Item 18 of this Annual Report). As of

December 31, 2017 and 2016 covenants existing on long-term loans were respected. The Group’s uses of funds are expected to be the payment of operating expenses, working capital requirements, capital expenditures and restructuring of operations. See “Item 4. Products” for further description of our research and development activities. See “Item 4. Incentive Programs and Tax Benefits” for further description of certain government programs and policies related to our operations. See “Item 4. Capital expenditure” for further description of our capital expenditures.

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

As of December 31, 2017, the Group’s long-term debt consisted of €25.7 million (including €4.8 million of the current portion of such debt) and its short-term debt consisted of €19.7 million outstanding under its existing lines of credit, comprised entirely of bank overdrafts.

The Group maintains cash and cash equivalents in the currencies in which it conducts its operations, principally Chinese Yuan, U.S. dollars, euro, New Romanian Leu, British pounds and Canadian dollars.

The following table sets forth the material contractual obligations and commercial commitments of the Group as of December 31, 2017:

	Payments Due by Period (thousands of euro)
Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	After 5 years
Long-term debt	25,717	4,840	13,748	4,222	2,907
Bank overdrafts	19,680	19,680	—	—	—

Total Debt(1)	45,397	24,520	13,748	4,222	2,907

Interest due on Total Debt (2)	1,596	632	646	227	90
Operating Leases (3)	112,524	17,639	37,333	38,185	19,367

Total Contractual Cash Obligations	159,517	42,791	51,727	42,634	22,364

(1)	Please see Note 20 to the Consolidated Financial Statements included in Item 18 of this Annual Report for more information on the Group’s long-term debt. See Notes 15 and 20 of the Consolidated Financial Statements included in Item 18 of this Annual Report on Form 20-F.

(2)	Interest due on total debt has been estimated using rates contractually agreed with lenders.

(3)	The leases relate to the leasing of manufacturing facilities and stores by several of the Group’s companies.

Under Italian law, the Company and its Italian subsidiaries are required to pay a termination indemnity to their employees when these cease their employment with the Company or the relevant subsidiary. Likewise, the Company and its Italian subsidiaries are required to pay an indemnity to their sales agents upon termination of the sales agent’s agreement. As of December 31, 2017, the Group had accrued an aggregate employee termination indemnity of €17.2 million. In addition, as of December 31, 2017, the Company had accrued an aggregate sales agent termination indemnity of €1.2 million, whereas the one-time termination indemnity was completely utilized. See Notes 3(n) and 21 of the Consolidated Financial Statements included in Item 18 of this Annual Report. These amounts are not reflected in the table above. It is not possible to determine when the amounts that have been accrued will become payable.

In September 2011, the Company renewed its agreement with the trade unions and the Ministry of Labor and Social Policy that permitted it to participate in a temporary workforce reduction program and to benefit from the “Cassa Integrazione Guadagni Straordinaria,” or CIGS, for a period of 24 months beginning on October 16, 2011. Pursuant to the CIGS, government funds pay a substantial majority of the salaries of redundant workers who are subject to layoffs or reduced work schedules. From 2011 through 2013, an average of 1,273 employees from the Group’s headquarters and production facilities were covered by the program, which contemplated a surplus of 1,060 employees at the end of the period on October 15, 2013.

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

During 2016, 220 workers accepted aggregate incentive payments of €11.6 million pursuant to a voluntary mobility program. For further information, please see “Item 5. Operating and Financial Review and Prospects—One-Time Termination Benefits” and Note 21 of the Consolidated Financial Statements included in Item 18 of this Annual Report.

The Group is also involved in a number of claims (including tax claims) and legal actions arising in the ordinary course of business. As of December 31, 2017, the Group had accrued provisions relating to these contingent liabilities in the amount of €14.9 million. See “Item 8. Financial Information—Legal and Governmental Proceedings” and Note 21 to the Consolidated Financial Statements included in Item  18 of this Annual Report.

Trend information

The global economy expanded in the second half of 2017. Global economic activity is expected to remain strong going forward, although the pace of growth will gradually moderate. The outlook for advanced economies is for robust expansion, reinforced by the significant fiscal stimulus in the United States. For emerging market economies, the outlook is supported by strengthening activity among commodity exporters. Global trade growth is seen to remain buoyant in the near term, while inflation is expected to rise slowly as spare capacity at the global level diminishes.

The recovery of the global economy is subject to a number of factors, most of which remain uncertain.

In the United States, activity is expected to remain robust on the back of solid domestic demand, as tight labor market conditions gradually feed into higher wage growth and still favorable financial conditions boost wealth. The approval of tax reform legislation last December and the rise in the ceilings on government expenditure agreed in February are projected to further boost domestic demand.

Economic activity in central and eastern European countries is expected to remain robust, albeit at a more moderate pace than in 2017. Economic activity in central and eastern European countries grew strongly in 2017, driven by a rebound in investment and solid private consumption. Looking forward, it is expected to remain supported by strong investment, linked to the absorption of EU funds, solid consumer spending and improvements in the labor market. In Europe, a high degree of uncertainty continues to surround the negotiations that will define the new trade relationship between the European Union and the United Kingdom.

In the United Kingdom, real GDP growth is expected to remain subdued yet resilient. Economic activity rebounded moderately in the second half of 2017 and positive signs have arisen in real economy indicators, helping to dispel fears of an abrupt slowdown following the Brexit referendum. Uncertainty about the medium-term economic repercussions of the United Kingdom’s withdrawal from the European Union remains acute.

In Japan, the economic expansion has been seen to gradually decelerate. Economic activity is projected to remain relatively solid over the short term, benefiting from the current positive momentum and accommodative monetary policy stance. Looking further ahead, however, growth is expected to gradually slow, suffering from persistently weak consumption and investment. Recent data still provides for an uncertain outlook, although the expansionary fiscal policy measures recently passed could rekindle national demand.

In China, activity continues to expand at a robust pace, supported by strong consumption and a still thriving housing market. The near-term outlook is dominated by the authorities’ focus on stable growth and the mitigation of financial risks. The assumption over the medium term is that continued structural reforms will gradually be implemented, leading to an orderly growth slowdown. Some risks remain, however, concerning the high level of private sector and local government debt and a possible slippage of housing prices, which have gone up in the last two years.

In India, GDP continued to grow, while industrial production expanded at a very moderate pace. The actions on banknotes circulation, recently implemented by the local government to reduce local corruption and tax evasion, have resulted in a strong curb on consumption and on economic activity.

Activity in Brazil is expected to continue recovering from a recessionary period. Rising confidence, an improved labor market and continuing monetary accommodation should support consumption, against contained inflationary pressures. Political uncertainty in this election year and a potential reversal of the benign external financial conditions are key risks to the country’s improving economic outlook.

In Russia, leading indicators signal a temporary dip in economic activity in the last quarter of 2017, following robust growth in the first half of the year, as industrial production declined. The U.S. has imposed sanctions against certain designated Russian entities and individuals, which block the property and all interests in property of such entities and individuals. As a result, U.S. persons are effectively prohibited from engaging in any economic or commercial transactions with these Russian entities and individuals unless they are authorized by the U.S. Treasury Department. Similarly, the EU has imposed sanctions against certain Russian entities and individuals, which prohibit EU persons from engaging in any commercial or economic transactions with such Russian entities or individuals unless the same are authorized by the competent EU export control authority.

Although on the upside in the short term, risks to the outlook for global activity remain skewed to the downside in the medium term. On the upside, the broadening of the global recovery could lead to stronger investment and trade in the short term, while the US fiscal package could have a stronger impact on activity than currently anticipated. Over the medium term, however, these factors are seen to be outweighed by downside risks such as an increase in trade protectionism, a sudden financial market correction – which would result in a tightening of global financial conditions – disruptions associated with China’s reform and liberalization process, and political and geopolitical uncertainties associated with Brexit-related risks in particular.

Prospects remain uncertain in particular in the Euro area due to the general weakness in the job market, ongoing vulnerability in the real-estate sector, a decreasing level of savings among families, high levels of public indebtedness in most developed countries, political instability in Greece, austerity measures designed to reduce public expenditures and consequent decreased consumer spending. Furthermore, a resurgence of the sovereign debt crisis in certain European countries could diminish the banking industry’s ability to lend to the real economy, thus setting in motion a negative spiral of declining production, higher unemployment and a weakening financial sector.

Total Group order flow through the first fifteen weeks of 2018—Total Group’s order flow is down high single-digit versus the same period of 2017, due in particular to the weak performance of the Softaly division. Under constant exchange rates, total order flow would have been down low single-digit.

1) Natuzzi Division—The Natuzzi division reported a low single-digit decrease in the order flow as compared to the same period of last year, also due to adverse currency movements: under constant exchange rates it would have reported a low single-digit increase.

We reported a positive performance in the Asia-Pacific region, whereas order flow decreased both in the Americas and in the EMEA (due in particular to the difficult experienced in the Italian market). Order flow for the Natuzzi Italia products increased thanks to DOS segment, and notwithstanding adverse currency movements, while order flow for the Natuzzi Edition products reported a decrease.

For 2018, the Group will continue to focus its efforts primarily on North America, China and the United Kingdom.

The efforts the Company has made over the last several years on expanding its product offering and on points of sale, together with high Natuzzi brand recognition, are expected to support the business.

2) Softaly Division—year-to-date order flow, as compared to the same period in 2017, shows a significant decrease in the overall business, almost entirely due to the weak performance from the North American market.

The Softaly division has been suffering in the North American market due to major adverse retailing conditions of the existing top retailers not yet balanced by newly acquired major accounts. In the EMEA region, order flow was down medium single-digit. In South America and APAC, where volumes are not yet significant order flow was up double-digit versus the same period of 2017. The Company has adopted a specific plan to recover the Softaly business. In particular:

•	the rationalization of the collection;

•	the re-engineering of our dedicated industrial platforms;

•	a specific focus on the “Quality of Product & Service” program.

The recent exhibitions held in Cologne and High Point have been encouraging for the Softaly business, although the impact on the order flow is not yet visible.

Off-Balance Sheet Arrangements

As of December 31, 2017, neither Natuzzi S.p.A. nor any of its subsidiaries was a party to any off-balance sheet arrangements.

Related Party Transactions

Please see “Item 7. Major Shareholders and Related Party Transactions” of this Annual Report.

New Accounting Standards under Italian and US GAAP

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

Italian GAAP — As consequence of the application of the new Italian legislation introduced by Legislative Decree no. 139 of August 2015, which endorsed the EU Directive 34/2013, in December 2016, the Italian Accounting Profession (OIC) issued new accounting standards applicable for the annual reporting periods beginning on or after January, 1 2016. Therefore, starting from 2016, the consolidated financial statements of the Company as of December 31, 2016 have been prepared in compliance with these new accounting standards that led only to changes in the classification of some financial statements captions, while there were no changes in the Natuzzi’s accounting policies. These changes have been applied using the retrospective method, as if the new classification had always been applied.

The changes that have affected the consolidated financial statements of the Company as of December 31, 2016 are related to the change in the presentation of other income (expense), net. Under the previous accounting standard the impairment loss of long-lived assets and non-current investments and the accrual for the one-time termination benefits were classified in the caption “other (expense), net” of the consolidated statements of operations. Under the new accounting standard such costs are classified in the cost of sales, selling expenses and general and administrative expenses based on the function of the cost to which they relate. For additional details refer to Notes 21, 25, 26 and 28 included in Item 18 of this Annual Report.

In March 2018, the Italian Accounting Profession (OIC) issued the revised accounting principle “OIC 11, Financial Statements – Aims and Assumption”, which updates the old “OIC 11” to appropriately reflect the recently issued accounting standards issued by the OIC in December 2016 and applicable for annual reporting periods beginning on or after January 1, 2016 (see note 2). This accounting standard is effective for annual and interim periods in fiscal years beginning on or after January 1, 2018. The adoption of this standard will not have a material impact on the Company’s consolidated financial statements.

There are no additional recently issued accounting standards under Italian GAAP that have not been adopted by the Group.

Recently issued Accounting Pronouncements US GAAP — Recently issued but not yet adopted US Accounting pronouncements relevant for the Company are as follows:

In May 2014, the FASB issued ASU No. 2014-09, Revenue from contract with customers, which was further amended through various updates issued by the FASB thereafter. This topic converges the guidance within US GAAP and International Financial Reporting Standards (“IFRS”) and supersedes ASC Topic 605, Revenue Recognition. The core principle of the new standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services and establishes a five step model to be applied by an entity in evaluating its contracts with customers. The new standard will become effective for annual reporting periods beginning after December 15, 2017. The Company will adopt the standard on January 1, 2018.

The new standard allows two permitted transition methods: the full retrospective method, in which case the standard would be applied to each prior reporting period presented, or the modified retrospective method, in which case the cumulative effect of applying the standard would be recognized at the date of initial application.

The Company elected to apply the modified retrospective approach only to contracts that are not completed as of the date of initial application. As a consequence, the cumulative effects deriving from the adoption of the new standard, calculated only to ongoing contracts with customers, will be recognized in retained earnings as of January 1, 2018.

The Company presents the calculation of net loss and shareholders’ equity in conformity with US GAAP under the note “Application of generally accepted accounting principles in the United States of America” of the Group’s annual report on Form 20-F. Considering the election of the modified retrospective approach to apply the new standard, comparative figures included in such note will continue to be presented according to previous applicable accounting standards. As for figures as of December 31, 2018, a new reconciling item is expected to be presented in the reconciliation of net loss, reconciliation of equity attributable to Natuzzi S.p.A. and subsidiaries, reconciliation of net sales and operating loss from Italian GAAP to US GAAP, according to the results of the analysis performed by the Company.

Since the issuance of the new standard by the FASB, the Company has analyzed the overall impacts of the standard, also considering the related considerations on the Group’s internal control system. In particular, as a starting point, the Company has reconsidered its revenue streams in order to obtain an understanding of how the new standard will affect each revenue stream and also performed a detailed contract analysis to identify the promised goods or services within such contracts and determined which of those goods and services could represent separate performance obligations, therefore eligible to be allocated a portion of the transaction price and be accounted separately.

The analysis performed resulted in the identification of some performance obligations that will be subject to a different recognition criteria as compared to current GAAP, as described below:

•	Service-type warranties, usually sold together with the Group’s products, represent, according to the new standard, services capable of being distinct. Such service-type warranties are currently recognized as revenues when sales occur, while, given new requirements, are to be recognized as performance obligations satisfied over time. They will therefore require a separate allocation of the transaction price, with related revenues to be recognized over the validity period of such warranties.

•	Revenues deriving from the sale of the Natuzzi Display System (“NDS”), and related slotting fees recognized to retailers for the purchase of NDS are currently recognized as sales/costs when they occur. The new provisions require them to be identified as performance obligations satisfied over time, with the need to defer over the length of the distribution contract both revenues and slotting fees.

Based on the Company’s assessment of the quantitative impacts of the application of the new standard, it will not have a material impact on the amounts reported in the Group’s consolidated financial statements. Indeed, as of year-end 2017, service-type warranties represent only 0.08% of net sales, and NDS sales and slotting fees represent only 0.59% of net sales and 0.50% of cost of sales, respectively. The Group has also implemented new controls and processes designed to meet the requirements of the standard and assessed the required new disclosures upon adoption.

On January 5, 2016 the FASB issued ASU 2016 – 01, “Financial Instruments – Overall – Recognition and Measurement of Financial Assets and Financial Liabilities”. The amendments in this Update require all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). The amendments in this Update also require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. In addition, the amendments in this Update eliminate the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities and the requirement for to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet for public business entities. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. Early adoption is permitted. The adoption of this standard is not expected to have a material impact on the Company’s financial statements.

On February 25, 2016 the FASB issued ASU 2016 – 02, “Leases”, Topic 842. The amendments in this Update are to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. Early adoption is permitted. The Company has chosen not to early adopt this standard. The Company expects that the adoption of this standard will have a material impact on its consolidated financial statements due to the recognition of right-of-use assets and liabilities.

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”, which significantly changes the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life. Such new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted. The Company is evaluating the provisions of this standard, but it does not expect adoption to have a material impact on the Company’s consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments”, which addresses eight classification issues related to the statement of cash flows:

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

In October 2016, the FASB issued ASU 2016-16, “Income Taxes (Topic 740), Intra-Entity Transfers of Assets Other Than Inventory”, which requires companies to account for the income tax effects of intercompany sales and transfers of assets other than inventory (e.g., intangible assets) when the transfer occurs. That’s a change from today’s guidance, which requires companies to defer the income tax effects of intercompany transfers of assets until the asset has been sold to an outside party or otherwise recognized (e.g., depreciated, amortized, impaired). The new guidance will require companies to defer the income tax effects only of intercompany transfers of inventory. Such new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. Early adoption is permitted. The Company is evaluating the provisions of this standard, but it does not expect adoption to have a material impact on the Company’s consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230), Restricted Cash”, which requires entities to show the changes in the total of cash, cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows. As a result, entities will no longer present transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. Such new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. Early adoption is permitted. The Company is evaluating the provisions of this standard, but it does not expect adoption to have a material impact on the Company’s consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business”, which provides a new framework for determining whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. Early adoption is permitted. The adoption of this standard is not expected to have a material impact on the Company’s financial statements.

In January 2017, the FASB issued ASU 2017-04, “Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment”, which requires an entity to no longer perform a hypothetical purchase price allocation to measure goodwill impairment. Instead, impairment will be measured using the difference between the carrying amount and the fair value of the reporting unit. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15,2019. Early adoption is permitted. The adoption of this standard is not expected to have a material impact on the Company’s financial statements.

In February 2017, the FASB issued ASU 2017-05 “Other Income—Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20): Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets”, which clarifies the guidance in Subtopic 610-20 on accounting for derecognition of a nonfinancial asset. The ASU also defines in-substance nonfinancial assets and includes guidance on partial sales of nonfinancial assets. An entity is required to apply the amendments in this ASU at the same time that it applies ASU 2014-09. The Company will adopt this standard in fiscal year 2018 and does not expect it to have a material impact on the Company’s consolidated financial statements.

In May 2017, the FASB issued ASU 2017-10 “Service Concession Arrangements (Topic 853): Determining the Customer of the Operation Services”, which clarifies that the customer in a service concession arrangement is always the grantor. This ASU is effective at the same time as ASU 2014-09, Revenue from Contracts with Customers (Topic 606) (the new revenue standard). The Company will adopt this standard in fiscal year 2018 and does not expect it to have a material impact on the Company’s consolidated financial statements.

In August 2017, the FASB issued ASU 2017-12 “Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities”, which changes the recognition and presentation requirements of hedge accounting, including: (a) eliminating the requirement to separately measure and report hedge ineffectiveness; and (b) presenting all items that affect earnings in the same income statement line item as the hedged item.

The ASU also provides new alternatives for:

•	applying hedge accounting to additional hedging strategies;

•	measuring the hedged item in fair value hedges of interest rate risk;

•	reducing the cost and complexity of applying hedge accounting by easing the requirements for effectiveness testing, hedge documentation and application of the critical terms match method; and

•	reducing the risk of material error correction if a company applies the shortcut method inappropriately.

This ASU is effective for public business entities, for annual and interim periods in fiscal years beginning after December 15, 2018. Early adoption is permitted any time after the issuance of the ASU, including in an interim period. If adopted at other than the beginning of a fiscal year, cumulative effect adjustments are reflected as of the beginning of the fiscal year. The adoption of this standard will not have a material impact on the Company’s consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The board of directors of Natuzzi S.p.A. currently consists of seven members, all of whom were elected at the Company’s annual general shareholders’ meeting held on April 30, 2018. All of the members of the board of directors were elected for a three-year period. The directors and senior executive officers of the Company as of April 30, 2018, were as follows:

Name	Age	Position within the Company
Pasquale Natuzzi *	79	Chairman of the Board of Directors and CEO
Antonia Isabella Perrone *	48	Non-executive Director
Paolo Braghieri*	64	Non-executive Director
Giuseppe Antonio D’Angelo *	52	Non-executive Director
Vincenzo Perrone*	59	Non-executive Director
Stefania Saviolo*	53	Non-executive Director
Ernesto Greco*	67	Executive Director
Vittorio Notarpietro	55	Chief Financial Officer (“CFO”)
Antonio Cavallera	39	Operating General Manager
Michele Variale	38	Internal Control Systems Manager
Nazzario Pozzi	46	Chief Natuzzi Division Officer
Giovanni Tucci	46	Chief Softaly Officer

*	The above mentioned members of the board of directors were elected at the Company’s annual general shareholders’ meeting held on April 30, 2018.

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

Paolo Braghieri is a Non-executive Director of the Company. In 2017 he founded and is the controlling shareholder of G.B.C. S.A., a real estate company. From 2009 through 2016, he served as CEO and general manager of GE Capital Interbanca. From 2004 through 2008 he was a general manager of Interbanca S.p.A. and from 2001 through 2004 he acted as country manager and head of the corporate and investment banking division of ABN Amro in Italy. From 1991 through 2001, he worked at Credit Suisse First Boston in London and was responsible for the management of corporate finance transactions involving Italian clients. He started his banking career as a credit analyst at The Chase Manhattan Bank N.A. where he eventually held various positions in the investment banking division of the London, Rome and Milan branches from 1980 through 1991. He served as member of the board of directors and of the executive committee of Sorin S.p.A. (2006 - 2009) and as member of the board of directors of IMA S.p.A. (2004 - 2006). He is a member of the Advisory Board of the Department of Mechanical Engineering of the Polytechnic of Milan since 2016. He earned his degree in Mechanical Engineering from the Polytechnic of Milan and his MBA from the Polytechnic of Milan School of Management.

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

Ernesto Greco is an Executive Director of the Company. Following the ordinary shareholders meeting held on May 2, 2017, the Board of Directors met on the same day and entrusted Director Ernesto Greco with ad hoc powers to supervise and support activities of the finance staff. Since October 2007 has been the Chief Financial Officer and General Manager for Administration, Control and Information Systems of the Ferragamo Group. He started his professional career working at large chemical companies, including Montedison and Eni, as well as in technology companies such as Hewlett Packard and Wang Laboratories in controllership and finance related positions. From 1989 to 2006 he served as Chief Financial Officer at the Bulgari Group and, from 2006 to 2007, he served as Chief Executive Officer of the Natuzzi Group.

Vittorio Notarpietro is the CFO of the Company. He joined the Group in 2009 and from 1991 to 1998, he was the Finance Director and Investor Relations Manager for the Group. From 1999 to 2006, he was Vice President for Finance for IT Holding Group. From 2006 to 2009, he was the CEO of Malo S.p.A., a leading Italian company in the luxury sector. He re-joined the Group in September 2009.

Antonio Cavallera is the Operating General Manager. Reporting to the CEO, he is in charge of defining the medium-to long-term operating strategy, which include R&D, Manufacturing, Quality, Procurement, Supply Chain and Engineering Departments. He is also ad interim HR & Legal Director. He joined the Company in December 2005 and from September 2011 to November 2015, he served as Chief Strategic Planning Officer of the Company with principle responsibility for defining and monitoring the goals of the Transformation Plan project. He also covered roles of increasing responsibility in the Human Resources & Organization Department. From November 2010 to August 2011 he was Corporate & Commercial Human Resources Manager and from June 2009 to November 2010 as Commercial Human Resources Manager. He has also served as Training & Change Management Manager from July 2008 to June 2009 and HR Retail Specialist from September 2006 to June 2009.

Michele Variale is the Internal Control System Manager for the Group. He joined the Group at the end of August 2017 with responsibility for providing assurance to the Board of Directors and the Audit Committee that processes and internal controls are effective and properly designed to mitigate business risks. Within the mandate he has been provided by the Board of Directors, his scope of work covers all key Group risks, including strategic, financial, operational and compliance risks. His main duties include defining and completing planned audit activities, following up on opportunities for improvement, providing independent advice and periodically reporting to the Audit Committee and the Board of Directors. In addition, he is responsible for providing assurance over design and effectiveness of key controls relevant for SOX. His team members are located in Italy HQ, EMEA, Asia and America, and operate their duties in compliance with the ethical code of the Institute of Internal Audit. His professional career has included different roles in Finance, Internal Audit and Financial Crime Compliance in the last 15 years. Previously, he has worked for PwC, General Electric and Willis Towers Watson, in different industries and sectors. He is a Certified Internal Auditor.

Nazzario Pozzi is the Chief Natuzzi Division Officer. He joined the Group in 2016 and is responsible for the growth strategy relating to the brand strategy, brand communication, consumer strategy, research and development, style and design, merchandising, product development and product engineering, marketing, global retail and sales operations and customer acquisition. He graduated from Harvard Business School. Throughout his career, he has held general management positions in brands and retail businesses at global level and in the luxury goods, consumer goods and cross-industry retail sectors. He has managed brand strategies and profitable growth in brands such as HUGO BOSS, Salvatore Ferragamo and DIESEL, and has served as senior strategy advisor to the CEO of Baccarat.

Giovanni Tucci is the Chief Softaly Officer of the Natuzzi Group. He joined the Group in 2013 and is responsible for the worldwide merchandising and sales for both the commercial and the industrial elements of business, overseeing the Softaly global team. He joined the Group in January 2013 as Private Label Sales Director for EMEA, bringing many years of experience in merchandising and sales, having previously worked in both the automotive and wholesale furniture industries. Giovanni’s background includes: scientific high school, a flight academy and a bachelor’s degree in economics and business administration. His role is presently focused on restructuring sales in the North American market in line with the EMEA.

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

Aggregate compensation paid by the Group to the directors and officers was approximately €3.0 million in 2017.

The compensation paid in 2017 to the members of the Board of Directors is set forth below individually:

Name	Base Compensation
Pasquale Natuzzi	€120,000.00
Antonia Isabella Perrone	€25,000.00
Giuseppe Antonio D’Angelo	€25,000.00
Cristina Finocchi Mahne	€25,000.00
Stefania Saviolo	€25,000.00
Ernesto Greco	€25,000.00
Vincenzo Perrone	€25,000.00

In 2017, approximately 120 managers from around the world participate in the MBO incentive system. The Company will only pay a bonus pursuant to the MBO system if certain budget results relating to the operating result are achieved.

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

During 2017, the Group’s statutory auditors received approximately €0.1 million in compensation in the aggregate for their services to the Company and its Italian subsidiaries.

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

Employees

The following table illustrates the breakdown of the Group’s employees by qualification and location for the periods indicated:

Qualification	As of December 31,			Change 2017/2016	Change 2016/2015
	2017	2016	2015
Top managers	55	56	58	(1)	(2)
Middle managers	223	202	172	21	30
Clerks	1,012	981	952	31	29
Laborers	3,849	3,932	4,459	(83)	(527)
Total	5,139	5,171	5,641	(32)	(470)

Location	As of December 31,			Change 2017/2016	Change 2016/2015
	2017	2016	2015
Italy	2,436	2,268	2,565	168	(297)
Outside Italy	2,703	2,903	3,076	(200)	(173)
Total	5,139	5,171	5,641	(32)	(470)

We completed an employee reorganization plan at our Italian operations (the “Italy Plan”) in 2016. As a result, in 2016, we reduced our total workforce by 364 units, of which 188 workers accepted incentives in exchange for voluntarily terminating their employment with the Company, whereas 176 workers did not accept the Company’s incentives and opposed the employment termination.

During 2016, we experienced four days of strikes in relation to employment termination; however, this did not have a major impact on the Company’s operations. In 2017, no strike occurred at the Company’s Italian operations.

On March 22, 2016 the Company, trade unions and the Economic Development Ministry agreed to extend the Solidarity Agreement for a one-year period, which, as a result, affected 1,915 employees, workers in particular. On March 27, 2017, the same parties agreed to extend the Solidarity Agreement through December 2018, which, as a result, affected 1,909 employees, workers in particular.

During 2017, the Company reintegrated 166 workers who had been dismissed on October 16, 2016 as a result of the organizational restructuring after the Bari Labor Court ordered they had been wrongfully terminated. The Bari Labor Court considered the dismissals made by the Company to have been illegitimate because it found a lack of the objective requirements necessary under the legislation on collective redundancies. The Company has challenged the judicial measures of the Bari Labor Court in order to assert its positions, and the judgments are still pending. On December 22, 2017, after discussions with trade unions and the Economic Development Ministry, the same parties agreed to extend the Solidarity Agreement to all employees, including reintegrated workers, through December 2018, which affected 2,075 employees.

Employee Development

Professional development is a key part of Natuzzi’s human resources department and we are constantly working to put in place programs and tools.

During 2017, we had a number of on-going projects focused on improving the processes lined to the “Employee Life-Cycle”, which consists of the following iterative phases:

•	Acquisition of talent (recruitment, development of board);

•	Talent development (training, learning and development);

•	Talent commitment;

•	Involvement of talent;

•	Talent reward; and

•	Workforce planning.

The above iterative phases are part of a modern HR organizational model, divided into three dimensions: HR CoE (HR Competence Center), HR Admin & Operational and HR Business Partner.

The implementation of the Employee Life-Cycle follows a progressive approach.

In 2017 our talent development program improved certain aspects of our program (like the Natuzzi Performance Appraisal) and we continue to work on developing solutions to support our line functions.

Moreover, this year we utilized new models from our competencies assessment to improve accurate data evaluation with respect to tools used in our hiring, induction and onboarding phases.

We are also continuing to work on extending the processes implemented so far in other regions and countries, for widespread, consistent and sustainable implementation in all locations in which the Company operates.

During 2017, we focused our planning and development of training activities to support our corporate strategy as well as develop and strengthen our brand to face global competition.

The training courses provided have included:

Innovation Management, Digital Transformation and Digital Reputation. Some colleagues also took part in the DIGITAL DESIGN DAYS training event.

We also had training aimed at strengthening IT skills to use software for rendering activities (like 3D STUDIO MAX, VRAY) and for BIG DATA management activities (like SQL DATA WAREHOUSE).

Training was carried out on FSC® certification (Forest Stewardship Council) and on the updating of the ISO 9001 standard.

Other training was dedicated to managerial skills in order to develop effective negotiation techniques. Inductions were also held for newly hired staff to support and speed up the onboarding.

We also had training focused on language skills, including foreign language training both through “full immersion” and “mini-classes” in house.

We continued to provide health and safety training for all workers on general and specific risks present in the workplace and also completing the training for newly-appointed “RLS” (Rappresentanti dei Lavoratori per la Sicurezza) as well as providing an update for existing.

During the months of July and August 2017, training activities were held dedicated to “reintegrated personnel”, as support for their re-qualification, covering the issues of security, information technology, ISO certification management systems, etc.

In total, in 2017 1.122 employees participated in Natuzzi training courses, for a total of 25,159 hours of training.

For a breakdown on the type of training, see the following:

TRAINING TYPE	%
Induction	8%
Language	3%
Managerial	4%
Duty	42%
Redevelopment	28%
Specialistic	15%

With specific regard to retail / commercial training, in 2017 we put in place:

•	11 induction plans, 3 of these were for corporate staff, and 8 were related to staff of our subsidiaries, for a total of 420 man-hours provided.

•	19 training sessions for the staff of POS (points of sales) for the two brands (Natuzzi Italia and Natuzzi Editions), both for FOS staff and DOS staff, for a total of 1.540 / man-hours provided, with an average satisfaction rate of 92%.

•	1 session of TTT (Train to Trainer) for the internal Trainer team (mainly located in South America, UK, China).

Finally, during 2017 we started the “public tender founded training” (Avviso 4/2016 della Regione Puglia), which will be continued in 2018 and 2019. The courses relate to the development of technical design skills using CAD. Within this plan, in 2018 some important projects will be carried out for the development and skills certification such as: Project Management Professional, Green Belt, etc.

We entered into recruitment agreements and partnerships with the following universities and institutions:

•	University of Bari “Aldo Moro”;

•	Polytechnic of Bari;

•	SPEGEA Business School, Bari;

•	La Sapienza University of Roma;

•	Fondazione Italia – Cina;

•	Polytechnic of Milano;

•	Consorzio interuniversitario Almalaurea;

•	Cooperation agreement Technical University of Cluj-Napoca;

•	ITS Antonio Cuccovillo, Bari.

•	NABA e Domus Academy, Milano

We have also collaborated on the development of four important educational projects, which are:

•	“Progettazione del biennio di Alta specializzazione in Meccanica del legno dell’ITS Cuccovillo di Bari”;

•	University of Bari “Aldo Moro”, department of management and economy and corporate law, about Marketing course (totally in English);

•	“Alternanza scuola lavoro”, where we host students attending local schools for a training program.

•	Domus Academy | Master in Interior and Living Design—Design of Spaces workshop. To explain and explore the potentials of the new system of Tiny House.

Share Ownership

Mr. Pasquale Natuzzi, who founded the Company and is currently its CEO and Chairman of the Board of Directors, as of April 20, 2018, beneficially owns an aggregate amount of 30,967,521 Ordinary Shares, representing 56.5% of the Ordinary Shares outstanding (61.6% of the Ordinary Shares outstanding if the 5.1% of the Ordinary Shares owned by members of Mr. Natuzzi’s immediate family (the “Natuzzi Family”) are aggregated).

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

Mr. Pasquale Natuzzi, who founded the Company and is currently its CEO and Chairman of the Board of Directors, as of April 20, 2018, beneficially owns an aggregate amount of 30,967,521 Ordinary Shares representing 56.5% of the Ordinary Shares outstanding (61.6% of the Ordinary Shares outstanding if the 5.1% of the Ordinary Shares owned by the Natuzzi Family are aggregated). Since December 16, 2003, Mr. Natuzzi has held his entire beneficial ownership of Natuzzi S.p.A. shares through INVEST 2003 S.r.l., an Italian holding company wholly-owned by Mr. Natuzzi and having its registered office at Via Gobetti 8, Taranto, Italy.

The following table sets forth information, as reflected in the records of the Company as of April 20, 2018, with respect to each person who beneficially owns 5% or more of the Company’s Ordinary Shares or ADSs:

	Number of shares owned	Percent owned
Pasquale Natuzzi (1)	30,967,521	56.5%
Quaeroq CVBA (2)	3,748,181	6.8%
Donald Smith & Co., Inc. (3)	3,417,934	6.2%

(1)	Includes ADSs purchased on April 18, 2008, purchases made from September 27, 2011 through April 30, 2013 under the Rule 10b-18 Plan and two privately negotiated purchases executed on July 30, 2014 and November 6, 2014. If Mr. Natuzzi’s Ordinary Shares are aggregated with those held by members of the Natuzzi Family, the amount owned would be 33,767,521 and the percentage ownership of Ordinary Shares would be 61.6%.
(2)	According to the Schedule 13G filed with the SEC by Quaeroq CVBA on May 1, 2017.
(3)	According to the Schedule 13G filed with the SEC by Donald Smith & Co., Inc. on February 8, 2018.

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

As of December 31, 2017, 54,853,045 Ordinary Shares were outstanding. As of the same date, there were 21,809,907 ADSs (equivalent to 21,809,907 Ordinary Shares) outstanding. The ADSs represented 39.8% of the total number of Natuzzi Ordinary Shares issued and outstanding.

Since certain Ordinary Shares and ADSs are held by brokers or other nominees, the number of direct record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States or of where the direct beneficial owners of such shares are resident.

Related Party Transactions

In 2017 and 2016, the Company had business relations with related parties conducted at arm’s length conditions that consisted of sales of sofas and furnishings. Transactions with related parties amounted to €3.7 million in 2017 net sales (€5.4 million in 2016) and €1.4 million as at December 31, 2017 in trade receivables (€1.6 million in 2016).

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

ITEM 8. FINANCIAL INFORMATION

Consolidated Financial Statements

Please refer to “Item 18. Financial Statements” of this Annual Report.

Export Sales

Export sales from Italy totaled approximately €131.8 million in 2017, up 17.4% from 2016. That figure represents 33.5% of the Group’s 2017 net leather and fabric-upholstered furniture sales.

Legal and Governmental Proceedings

The Group is involved in tax and legal proceedings, including several minor claims and legal actions, arising in the ordinary course of business. The provision recorded against these claims is €14.9 million as of December 31, 2017 (€11.2 million as of December 31, 2016). See “Item 3. Key Information—Risk factors” and Note 21 to the Consolidated Financial Statements included in Item 18 of this Annual Report.

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

Dividends

Considering that the Group reported a negative net result in 2017 and considering the capital requirements necessary to implement the restructuring of the operations and its planned retail and marketing activities, the Group decided not to distribute dividends in respect of the year ended on December 31, 2017. The Group has also not paid dividends in any of the prior three fiscal years.

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

The following table sets forth, for the periods indicated, the high and low market prices on an intraday basis per ADS as reported by the NYSE.

	New York Stock Exchange
	Price per ADS (in US dollars)
	High	Low
2013	2.60	1.70
2014	3.22	1.33
2015	2.90	1.35
2016	2.38	1.28
2017	3.30	1.45

	High	Low
2016
First quarter	1.67	1.28
Second quarter	1.64	1.39
Third quarter	1.78	1.42
Fourth quarter	2.38	1.50

	High	Low
2017
First quarter	2.89	2.02
Second quarter	3.30	2.31
Third quarter	2.84	1.90
Fourth quarter	2.17	1.45

	High	Low
2018
First quarter	1.89	1.41

	High	Low
Monthly data
October 2017	2.17	1.91
November 2017	2.13	1.55
December 2017	1.75	1.45
January 2018	1.89	1.55
February 2018	1.70	1.41
March 2018	1.71	1.51
April, through 20, 2018	1.74	1.58

ITEM 10. ADDITIONAL INFORMATION

By-laws

The following is a summary of certain information concerning the Company’s shares and By-laws (statuto) and of Italian law applicable to Italian stock corporations whose shares are not listed on a regulated market in the European Union, as in effect at the date of this Annual Report. In particular, Italian issuers of shares that are not listed on a regulated market of the European Community are governed by the rules of the Italian civil code (the “Civil Code”). This summary contains all the information that the Company considers to be material regarding its shares, but does not purport to be complete and is qualified in its entirety by reference to the By-laws or Italian law, as the case may be.

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

Authorization of Shares — At the extraordinary shareholders’ meeting of the Company held on July 23, 2004, the shareholders authorized the Company’s board of directors to carry out a free capital increase of up to €500,000, and a capital increase against payment of up to €3.0 million to be issued, in connection with the grant of stock options to employees of the Company and of other Group companies. On January 24, 2006 the Company’s board of directors, in accordance with the Regulations of the “Natuzzi Stock Incentive Plan 2004-2009” (which was approved by the board of directors in a meeting held on July 23, 2004), decided to issue without consideration 56,910 new Ordinary Shares in favor of the beneficiary employees. Consequently, the number of Ordinary Shares increased on the same date from 54,681,628 to 54,738,538. On January 23, 2007, the Company’s board of directors, in accordance with the Regulations of the “Natuzzi Stock Incentive Plan 2004-2009,” decided to issue without consideration 85,689 new Ordinary Shares in favor of beneficiary employees. Consequently, the number of Ordinary Shares increased on the same date from 54,738,538 to 54,824,227. On January 24, 2008 the Company’s board of directors, in accordance with the Regulations of the “Natuzzi Stock Incentive Plan 2004-2009,” decided to issue without consideration 28,818 new Ordinary Shares in favor of the beneficiary employees. Consequently, the number of Ordinary Shares increased on the same date from 54,824,227 to 54,853,045, the current number.

Form and Transfer of Shares — The Company’s Ordinary Shares are in certificated form and are freely transferable by endorsement of the share certificate by or on behalf of the registered holder, with such endorsement either authenticated by a notary, in Italy or elsewhere, or by a broker-dealer or a bank in Italy. The transferee must request that the Company enter his name in the register of shareholders in order to exercise his rights as a shareholder of the Company.

Dividend Rights — Payment by the Company of any annual dividend is proposed by the board of directors and is subject to the approval of the shareholders at the annual shareholders’ meeting. Before dividends may be paid out of the Company’s unconsolidated net income in any year, an amount at least equal to 5% of such net income must be allocated to the Company’s legal reserve until such reserve is at least equal to one-fifth of the par value of the Company’s issued share capital. If the Company’s share capital is reduced as a result of accumulated losses, no dividends may be paid until the capital is reconstituted or reduced by the amount of such losses. The Company may pay dividends out of available retained earnings from prior years, provided that, after such payment, the Company will have a legal reserve at least equal to the legally required minimum. No interim dividends may be approved or paid.

Dividends will be paid in the manner and on the date specified in the shareholders’ resolution approving their payment (usually within 30 days of their annual general meeting). Dividends that are not collected within five years of the date on which they become payable are forfeited to the benefit of the Company. Holders of ADSs will be entitled to receive payments in respect of dividends on the underlying shares through BNY, as ADR Depositary, in accordance with the deposit agreement relating to the ADSs.

Voting Rights — Registered holders of the Company’s Ordinary Shares are entitled to one vote per Ordinary Share.

As a registered shareholder, the Depositary (or its nominee) will be entitled to vote the Ordinary Shares underlying the ADSs. The Deposit Agreement requires the Depositary (or its nominee) to accept voting instructions from holders of ADSs and to execute such instructions to the extent permitted by law. Neither Italian law nor the Company’s By-laws limit the right of non-resident or foreign owners of the Company’s Ordinary Shares to hold or vote shares of the Company.

Board of directors — Under Italian law and pursuant to the Company’s By-laws, the Company may be run by a sole director or by a board of directors, consisting of seven to eleven individuals. The Company is currently run by a board of directors composed of seven individuals (see “Item 6. Directors, Senior Management and Employees”). The board of directors is elected by the ordinary shareholders’ meeting of the Company, for the period established at the time of election but in no case for longer than three fiscal years. A director, who may, but is not required to be, a shareholder of the Company, may be reappointed for successive terms.

The board of directors has the full power of ordinary and extraordinary management of the Company and in particular may perform all acts it deems advisable for the achievement of the Company’s corporate purposes, except for the actions reserved by the applicable law or the By-laws to a vote of the ordinary or extraordinary shareholders’ meeting. See also “Item 10. Additional Information—Meetings of Shareholders.”

The board of directors must appoint a chairman (presidente) and may appoint a vice-chairman. The chairman of the board of directors is the legal representative of the Company. The board of directors may delegate certain powers to one or more managing directors (amministratori delegati), determine the nature and scope of the powers delegated to each director and revoke such delegation at any time. The managing directors must report to the board of directors and the board of statutory auditors at least every 180 days on the Company’s business and the main transactions carried out by the Company or by its subsidiaries.

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

The board of directors may also appoint a general manager (direttore generale), who must report directly to the board of directors and confer powers for single acts or categories of acts to employees of the Company or persons unaffiliated with the Company.

Meetings of the board of directors are called no less than five days in advance by letter sent via fax, telegram or e-mail by the chairman on his own initiative. Meetings may be held in person, by video-conference or tele-conference, in the location indicated in the notice convening the meeting, or in any other destination, each time that the chairman may consider necessary. The quorum for meetings of the board of directors is a majority of the directors in office. Resolutions are adopted by the vote of a majority of the directors present at the meeting. In case of a tie, the chairman has the deciding vote.

Directors having any interest in a proposed transaction must disclose their interest to the board of directors and to the board of statutory auditors, even if such interest is not in conflict with the interest of the Company in the same transaction. The interested director is not required to abstain from voting on the resolution approving the transaction, but the resolution must state explicitly the reasons for, and the benefit to the Company of, the approved transaction. In the event that these provisions are not complied with, or that the transaction would not have been approved without the vote of the interested director, the resolution may be challenged by a director or by the board of statutory auditors if the approved transaction may be prejudicial to the Company. A managing director must solicit prior board approval of any proposed transaction in which he has any interest and that is within the scope of his powers. The interested director may be held liable for damages to the Company resulting from a resolution adopted in breach of the above rules. Finally, directors may be held liable for damages to the Company if they illicitly profit from insider information or corporate opportunities.

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

Under Italian law and pursuant to the Company’s By-laws, directors may be removed from office at any time by the vote of shareholders at an ordinary shareholders’ meeting. However, if removed in circumstances where there was no just cause, such directors may have a claim for damages against the Company. Directors may resign at any time by written notice to the board of directors and to the chairman of the board of statutory auditors. The board of directors, subject to the approval of the board of statutory auditors, must appoint substitute directors to fill vacancies arising from removals or resignations to serve until the next ordinary shareholders’ meeting. If at any time more than half of the members of the board of directors appointed by the shareholders’ meeting of the Company resign, such resignation is ineffective until the majority of the new board of directors has been appointed. In such a case, the remaining members of the board of directors (or the board of statutory auditors if all the members of the board of directors have resigned or ceased to be directors) must promptly call an ordinary shareholders’ meeting to appoint the new directors.

The compensation of executive directors, including the CEO, is determined by the board of directors, after consultation with the board of statutory auditors, within a maximum amount established by the Company’s shareholders meeting. The Company’s shareholders meeting determines the base compensation for all board members, including non-executive directors. Directors are entitled to reimbursement for expenses reasonably incurred in connection with their functions.

Statutory Auditors — In addition to appointing the board of directors, the ordinary shareholders’ meeting of the Company, appoints a board of statutory auditors (collegio sindacale) and its chairman, and set the compensation of its members. The statutory auditors are elected for a term of three fiscal years, may be re-elected for successive terms and may be removed only for cause and with the approval of a competent court. Expiration of their office will have no effect until a new board is appointed. Membership of the board of statutory auditors is subject to certain good standing, independence and professional requirements, and shareholders must be informed as to the offices the proposed candidates hold in other companies prior to or at the time of their election. In particular, at least one standing and one alternate member must be a certified auditor.

The Company’s By-laws provide that the board of statutory auditors shall consist of three statutory auditors and two alternate auditors (who are automatically substituted for a statutory auditor who resigns or is otherwise unable to serve).

The Company’s board of statutory auditors is required, among other things, to verify that the Company (i) complies with applicable laws and the By-laws, (ii) respects principles of good governance, and (iii) maintains adequate organizational structure and administrative and accounting systems. The Company’s board of statutory auditors must be convened at least once every 90days. The board of statutory auditors reports to the annual shareholders’ meeting on the results of its activity and the results of the Company’s operations. In addition, the statutory auditors of the Company must attend the meetings of the Company’s board of directors and shareholders’ meetings.

The statutory auditors may decide to call a shareholders’ meeting, ask the directors information about the management of the Company, carry out inspections and verifications at the Company and exchange information with the Company’s external auditors. Additionally, the statutory auditors have the power to initiate a liability action against one or more directors after adopting a resolution with an affirmative vote by two thirds of the auditors in office. Any shareholder may submit a complaint to the board of statutory auditors regarding facts that such shareholder believes should be subject to scrutiny by the board of statutory auditors, which must take any complaint into account in its report to the shareholders’ meeting. If shareholders collectively representing 5% of the Company’s share capital submit such a complaint, the board of statutory auditors must promptly undertake an investigation and present its findings and any recommendations to a shareholders’ meeting of the Company (which must be convened immediately if the complaint appears to have a reasonable basis and there is an urgent need to take action). The board of statutory auditors may report to a competent court serious breaches of directors’ duties.

External Auditor — The audit of the Company’s accounts is entrusted, as per current legislation, to an independent audit firm whose appointment falls under the competency of the shareholders’ meeting, upon the board of statutory auditors’ proposal. In addition to the obligations set forth in national auditing regulations, Natuzzi’s listing on the NYSE requires that the audit firm issues an audit report on the consolidated financial statements included in the annual report on Form 20-F, in compliance with the auditing standards issued by the Public Company Accounting Oversight Board (PCAOB). Moreover, the independent audit firm is required, if applicable, to issue an opinion on the effectiveness of the internal control system applied to financial reporting. No changes were identified in the Company’s internal control over financial reporting that occurred during the 2017 fiscal year that have materially affected or are reasonably likely to affect the Company’s internal control over financial reporting.

The external auditor or the firm of external auditors is appointed for a three-year term, may be re-elected for successive terms, and its compensation is determined by a vote at an ordinary shareholders’ meeting of the Company and may be removed only for just cause by a vote of the shareholders’ meeting.

Meetings of Shareholders — Shareholders are entitled to attend and vote at ordinary and extraordinary shareholder’s meetings. Votes may be cast personally or by proxy. Shareholders’ meetings may be called by the Company’s board of directors (or the board of statutory auditors) and must be called if requested by holders of at least 10% of the issued shares. If a shareholders’ meeting is not called despite the request by shareholders and such refusal is unjustified, a competent court may call the meeting. Shareholders are not entitled to request that a meeting of shareholders be convened to vote on matters which, as a matter of law, shall be resolved on the basis of a proposal, plan or report by the Company’s board of directors.

The Company may hold general meetings of shareholders at its registered office in Santeramo in Colle, or elsewhere within Italy or at locations outside Italy, following publication of notice of the meeting in any of the following Italian newspapers: “Il Sole 24 Ore”, “Corriere della Sera” or “La Repubblica” at least 15 days before the date fixed for the meeting.

The ordinary shareholders’ meeting of the Company must be convened at least once a year. The Company’s annual stand-alone financial statements are prepared by the board of directors and submitted for approval to the ordinary shareholders’ meeting, which must be convened within 120 days after the end of the fiscal year to which such financial statements relate. This term may be extended by up to 180 days after the end of the fiscal year, as long as the Company continues to be bound by law to draw up consolidated financial statements or if particular circumstances concerning its structure or its purposes so require. At ordinary shareholders’ meetings, shareholders also appoint the external auditors, approve the distribution of dividends, appoint the board of directors and statutory auditors, determine their remuneration and vote on any matter the resolution or authorization of which is entrusted to them by law.

Extraordinary shareholders’ meetings may be called to vote on proposed amendments to the By-laws, issuance of convertible debentures, mergers and de-mergers, capital increases and reductions, when such resolutions may not be taken by the board of directors. Liquidation of the Company must be resolved by an extraordinary shareholders’ meeting.

The notice of a shareholders’ meeting of the Company may specify two or more meeting dates for an ordinary or extraordinary shareholders’ meeting; such meeting dates are generally referred to as “calls”.

The quorum for an ordinary shareholders’ meeting of the Company is 50% of the Ordinary Shares, and resolutions are carried by the majority of Ordinary Shares present or represented. At an adjourned ordinary meeting, no quorum is required, and the resolutions are carried by the majority of Ordinary Shares present or represented. Certain matters, such as amendments to the By-laws, the issuance of shares, the issuance of convertible debentures, mergers and de-mergers, may only be resolved upon at an extraordinary meeting, at which special voting rules apply. Resolutions at an extraordinary meeting of the Company are carried, on first call, by a majority of the Ordinary Shares. An adjourned extraordinary meeting is validly held with a quorum of one-third of the issued shares and its resolutions are carried by a majority of at least two-thirds of the holders of shares present or represented at such meeting. In addition, certain matters (such as a change in purpose or corporate form of the company, demergers, mergers, the transfer of its registered office outside Italy, its liquidation prior to the term set forth in its By-laws, the extension of the term, the revocation of liquidation and the issuance of preferred shares) are approved by the holders of more than two-thirds of the shares present and represented at such meeting that must also represent more than one-third of the issued shares.

According to the By-laws, in order to attend any shareholders’ meeting, each shareholder of the Company, at least five days prior to the date fixed for the meeting, must deposit its share certificates at the offices of the Company or with such banks as may be specified in the notice of call of the relevant meeting, in exchange for an admission ticket. Owners of ADRs may make special arrangements with the Depositary for the beneficial owners of such ADRs to attend shareholders’ meetings, but not to vote at or formally address such meetings. The procedures for making such arrangements will be specified in the notice of such meeting to be mailed by the Depositary to the owners of ADRs.

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

Segregation of Assets and Proceeds — The Company, by means of an extraordinary shareholders’ meeting resolution, may approve the segregation of certain assets into one or more separate pools. Such pools of assets may have an aggregate value not exceeding 10% of the shareholders’ equity of the Company. Each pool of assets must be used exclusively to carry out a specific business and may not be attached by the general creditors of the Company. Similarly, creditors with respect to such specific business may only attach those assets of the Company that are included in the corresponding pool. Tort creditors, on the other hand, may always attach any assets of the Company. The Company may issue securities carrying economic and administrative rights relating to a pool. In addition, financing agreements relating to the funding of a specific business may provide that the proceeds of such business be used exclusively to repay the financing. Such proceeds may be attached only by the financing party and such financing party would have no recourse against other assets of the Company.

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

Purchase of Shares by the Company — The Company is allowed to purchase shares, subject to certain conditions and limitations provided for by Italian law. Shares may be purchased out of profits available for dividends or out of distributable reserves, in each case as appearing on the latest stand-alone financial statements approved by the Company’s shareholders’ meeting. Further, the Company may only repurchase fully paid-in shares. Such purchases must be authorized by the ordinary shareholders’ meeting. The aggregate purchase price of such shares may not exceed the earnings reserve specifically approved by shareholders. Shares held in violation of the above conditions and limitations must be sold within one year of the date of purchase. Similar limitations apply with respect to purchases of the Company’s shares by its subsidiaries.

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

Notification of the Acquisition of Shares — In accordance with Italian antitrust laws, the Italian Competition Authority prohibits the acquisition of control in a company which would thereby create or strengthen a dominant position in the domestic market or a significant part thereof and which would result in the elimination or substantial reduction of competition on a lasting basis, provided that certain turnover thresholds are exceeded. However, if the turnover of the acquiring party and the company to be acquired exceed certain other monetary thresholds, the antitrust review of the acquisition falls within the exclusive jurisdiction of the European Commission and will be assessed under the EU Merger Regulation (Council Regulation (EC) No. 139/2004).

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

Dissenting or absent shareholders may require the Company to buy back their shares as a result of shareholders’ meeting resolutions approving, among others things, material modifications of the Company’s corporate purpose or of the voting rights of its shares, the transformation of the Company from a stock corporation into a different legal entity, or the transfer of the Company’s registered office outside Italy. The buy-back would occur at a price established by the board of directors, upon consultation with the board of statutory auditors and the Company’s external auditor, having regard to the net assets value of the Company, its prospective earnings and the market value of its shares, if any. The Company’s By-laws may set forth different criteria to determine the consideration to be paid to dissenting shareholders in such buy-backs.

Each shareholder may bring to the attention of the board of statutory auditors facts or actions which are deemed wrongful. If such shareholders represent more than 5% of the share capital of the Company, the board of statutory auditors must investigate without delay and report its findings and recommendations to the shareholders’ meeting (which must be convened immediately if the complaint appears to have a reasonable basis and there is an urgent need to take action).

Shareholders representing more than 10% of the Company’s share capital have the right to report to a competent court all of the serious breaches of the directors’ duties, which may be prejudicial to the Company or to its subsidiaries. In addition, shareholders representing at least 20% of the Company’s share capital may commence derivative suits before a competent court against its directors, statutory auditors and general managers.

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

Material Contracts

In the two years immediately preceding the filing of this Annual Report on Form 20-F, neither the Company nor any member of the group has been a party to a material contract, other than contracts entered into in the ordinary course of business and the contracts described immediately below:

•	The Securitization Agreement with Muttley S.r.l., and concerning Banca IMI, Intesa San Paolo for the “without recourse” factoring of export-related financial receivables for €35 million, dated July 7, 2015. The Securitization Agreement can be found in Exhibit 4.5 to this Annual Report; in June 21, 2016, we amended the Securitization Agreement to increase the credit line to €55 million.

•	The Company has entered into various agreements with representatives of trade unions regarding the reorganization of its employees, dated March 22, 2016 and March 27, 2017 (the “Italian Reorganization Agreements”). The Italian Reorganization Agreements are attached as Exhibits 4.3, 4.4, 4.6 and 4.7 to this Annual Report.

•	The Company has entered into a joint venture contract with Jason Furniture (Hangzhou) Co., Ltd. (“Kuka”) on March 22, 2018 (the “Joint Venture Agreement”) under which the Company’s wholly-owned Chinese subsidiary, Natuzzi Trading (Shanghai) Co., Ltd. (“Natuzzi Trading Shanghai”) would become a joint venture (the “Joint Venture”). The Joint Venture will distribute Natuzzi Italia and Natuzzi Editions branded products through a network of single-brand directly operated stores and franchised operated stores in Mainland China, Hong Kong and Macau, as well as through online stores. The Joint Venture Agreement is subject to regulatory approval and approval by Kuka’s shareholders. The Joint Venture Agreement is attached as Exhibit 4.8 to this Annual Report.

•	The Company has entered into an agreement for the sale and purchase and subscription of shares in Natuzzi Trading Shanghai with Kuka and Natuzzi Trading Shanghai on March 22, 2018 (the “Share Purchase Agreement”). Under the Share Purchase Agreement, Kuka will make a €65 million investment in exchange for a majority stake in the Joint Venture. The Share Purchase Agreement is subject to regulatory approval and approval by Kuka’s shareholders. The Share Purchase Agreement is attached as Exhibit 4.9 to this Annual Report.

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

Certain requirements however are imposed by law. Regulations on the use of cash and bearer securities are contained in legislative decree No. 231 of November 21, 2007, as amended from time to time (the “Decree 231”), which implemented in Italy the European directive on anti-money laundering No. 2015/849. Such legislation requires that, subject to certain exceptions, transfers of cash or bearer instruments in Euro or in foreign currency, effected for whatsoever reason between different parties, shall be carried out by means of credit institutions, Poste Italiane S.p.A., electronic money institutions and payment institutions providing payment services which are different from those indicated under Article 1, paragraph 1, letter d), number 6) of legislative decree No. 11 of January 27, 2010 when the total amount to be transferred is equal to or more than €3,000. Cash remittance services are subject to a

€1,000 limit. Credit institutions and the other intermediaries effecting such transactions on behalf of residents or non-residents of Italy are required to maintain records of such transactions for ten years after the end of the relevant business relationship or the closing of the relevant transaction. Such records may be inspected at any time by Italian tax and judicial authorities.

Non-compliance with, inter alia, the reporting and record-keeping requirements set forth in the above-mentioned Decree 231 may result in administrative fines or, in the case of (inter alia) reporting of false or misleading information or falsification of the information that is relevant for the purposes of compliance with Decree 231, criminal penalties. The Financial Intelligence Unit of the Bank of Italy (the “FIU”) may use the information received and/or transfer it to the anti-mafia investigative directorate, the special monetary police nucleus (nucleo speciale di polizia valutaria della Guardia di Finanza) and other competent authorities, to police money laundering, tax evasion and any other unlawful activity. The FIU is required in certain cases to maintain record of the reports for ten years.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the Ordinary Shares or ADSs will be subject to taxation at reduced rates if the dividends are “qualified dividends”. Dividends paid on the Ordinary Shares or ADSs will be treated as qualified dividends if (i) the Company is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The Income Tax Convention has been approved for the purposes of the qualified dividend rules, and the Company believes it is eligible for the benefits of the Income Tax Convention. Based on the Company’s audited financial statements and relevant market and shareholder data, the Company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2016 or 2017 taxable year. In addition, based on the Company’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC for its 2018 taxable year.

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

As a general rule, capital gains realized upon disposal of a “qualified” shareholding are partially included in the shareholders’ taxable income, for an amount equal to 58.14%. If a taxpayer realizes taxable capital gains in excess of 58.14% of capital losses of a similar nature incurred in the same tax year, such excess amount is included in his total taxable income. If 58.14% of such taxpayer’s capital losses exceeds its taxable capital gains, then the excess amount can be carried forward and deducted from the taxable amount of similar capital gains realized by such person in the following tax years, up to the fourth, provided that it is reported in the tax report in the year of disposal.

Please note that, pursuant to Art. 1(999-1006) of Law No. 205 of December 27, 2017 (the “Italian Budget Law for 208”), capital gains realized as of January 1, 2019 by non-residents upon disposal of qualified shareholdings will be subject to a 26% substitute tax.

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

The Income Tax Convention between Italy and the U.S. provides that a U.S. owner is not subject to the Italian CGT on the disposal of shares, provided that the shares are not held through a permanent establishment of the U.S. owner in Italy.

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

Italian Financial Transaction Tax — The IFTT is applicable, among other transactions, to all trades entailing the transfer of title of (i) shares or equity-like financial instruments issued by companies resident in Italy, such as the Ordinary Shares; and (ii) securities representing the shares and financial instruments under (i) above (including depositary receipts such as the ADSs), regardless of the residence of the securities’ issuer. The IFTT may also apply to the transfer of Ordinary Shares and ADSs by a U.S. resident.

The IFTT applies at a rate of 0.2% for over-the-counter transactions, reduced to 0.1% for trades executed on a regulated market or multilateral trading facility established in States or territories allowing an adequate exchange of information with the Italian tax authorities. The New York Stock Exchange should qualify as a regulated market for such purposes.

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

Exchange Rate Risks — The Group’s foreign exchange rate risks in 2017 arose principally in connection with U.S. dollars, British pounds, Euro (for the Company’s subsidiary located in Eastern Europe), Australian dollars, Japanese yen, Canadian dollars, Danish kroner, Swedish kroner, Norwegian kroner and Swiss francs as well as in connection with Chinese yuan, Romanian Leu, Brazilian Reais, Mexican Peso, Russian Rubles, Indian Rupee, for the Company’s subsidiaries operating in currencies different from the Euro.

As of December 31, 2017 and 2016, the Group had outstanding trade receivables denominated in foreign currencies totaling €26.0 million and €30.5 million, respectively, of which 41.0% and 55.8%, respectively, were denominated in U.S. dollars. On those same dates, the Group had €21.2 million and €22.2 million, respectively, of trade payables denominated in foreign currencies, principally U.S. dollars. See Notes 6 and 16 to the Consolidated Financial Statements included in Item 18 of this Annual Report.

As of December 31, 2017, the Company was a party to a number of currency forward contracts (known in Italy as domestic currency swaps), all of which are designed to hedge future sales denominated in U.S. dollars and other currencies. The Group does not use such foreign exchange contracts for speculative trading purposes.

As of December 31, 2017, the notional amount in Euro terms of all of the Group’s outstanding currency forward contracts totaled €49.6 million. As of December 31, 2016, the notional amounts of all of the Group’s outstanding currency forward contracts totaled €67.5 million.

At the end of 2017, such currency forward contracts had notional amounts of U.S.$ 24.7 million, British pounds 10.0 million, €10.0 million, Australian dollars 3.5 million, Japanese yen 223.0 million, Canadian dollars 2.0 million, Danish kroner 5.3 million, and Swedish kroner 2.4 million. All of these forward contracts had various maturities extending through May 2018. See Note 29 to the Consolidated Financial Statements included in Item 18 of this Annual Report. The table below summarizes (in thousands of Euro equivalent) the contractual amounts of currency forward contracts intended to hedge future cash flows from accounts receivable and sales orders as of December 31, 2017 and 2016:

Euro equivalent of contractual amounts of currency forward contracts as of:	December 31,
	2017	2016
U.S. dollars	€21,979	€26,670
British pounds	11,137	15,860
Euro*	10,226	13,925
Australian dollars	2,294	2,964
Japanese yen	1,692	2,117
Canadian dollars	1,338	4,965

Euro equivalent of contractual amounts of currency forward contracts as of:	December 31,
	2017	2016
Danish Kroner	713	618
Swedish kroner	249	421

Total	€49,627	€67,540

*	Used by the Group’s Romanian subsidiary to hedge its net collections denominated in Euro vs. RON.

As of December 31, 2017, these forward contracts had a net unrealized gain of €0.1 million, compared to a net unrealized loss of €1.1 million as of December 31, 2016. The Group recorded this amount in “other income (expense), net” in its Consolidated Financial Statements. See Notes 28 and 29 to the Consolidated Financial Statements included in Item 18 of this Annual Report.

The following table presents information regarding the contract amount in thousands of Euro equivalent and the estimated fair value of all of the Group’s foreign exchange contracts: contracts with unrealized gains are presented as “assets” and contracts with unrealized losses are presented as “liabilities.”

	December 31, 2017		December 31, 2016
	Contract Amount	Unrealized gains (losses)	Contract Amount	Unrealized gains (losses)
Assets	31,089	346	25,698	223
Liabilities	18,538	(271)	41,842	(1,293)

Total	€49,627	€76	€67,540	€(1,070)

The Group’s foreign currency forward contracts as of December 31, 2017 had maturities of a maximum of five months. The potential loss in fair value of all of the Group’s forward contracts outstanding as of December 31, 2017 that would have resulted from a hypothetical, instantaneous and unfavorable 10% change in currency exchange rates would have been approximately €5.1 million. This sensitivity analysis assumes an instantaneous and unfavorable 10% fluctuation in exchange rates affecting the foreign currencies of all of the Group’s hedging contracts outstanding as of the end of 2017.

For the accounting of transactions entered into in an effort to reduce the Group’s exchange rate risks, see Notes 3 and 29 to the Consolidated Financial Statements included in Item 18 of this Annual Report.

At December 31, 2017, the Group had €20.7 million in cash and cash equivalents held in Chinese yuan (€40.2 million as at December 31, 2016). Exchange rate fluctuations in respect of this amount could have significant positive or negative effects on our results of operations in future periods.

Interest Rate Risk — To a significantly lesser extent, the Group is also exposed to interest rate risk. As of December 31, 2017, the Group had €45.4 million (equivalent to 14.3% of the Group’s total assets as of the same date) in debt outstanding (bank overdrafts and long-term debt, including the current portion of such debt), which is for the most part subject to floating interest rates. See Notes 15 and 20 to the Consolidated Financial Statements included in Item 18 of this Annual Report.

The potential increase in annual interest expenses on the Group’s total debt (bank overdrafts and long-term debt, including their current portion) that would have resulted from a hypothetical, instantaneous and unfavorable 1.0% increase in interest rates would have been approximately €0.3 million. This sensitivity analysis assumes an instantaneous and unfavorable 1.0% increase in the variable interest rates of Group’s total debt outstanding as of December 31, 2017.

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

Persons depositing or withdrawing shares must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Depositing or substituting the underlying shares • Selling or exercising rights • Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

A fee for the distribution of proceeds of sales of securities or rights in an amount equal to the lesser of: (i) the fee for the issuance of ADSs referred to above which would have been charged as a result of the deposit by owners of securities (for purposes hereof treating all such securities as if they were shares) or shares received in exercise of rights distributed to them, respectively, but which securities or rights are instead sold by the Depositary and the net proceeds distributed and (ii) the amount of such proceeds	• Distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to ADS registered holders

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the Depositary or its agent when holders deposit or withdraw shares

Expenses of the Depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) • Converting foreign currency to U.S. dollars

Persons depositing or withdrawing shares must pay:	For:

Taxes and other governmental charges the Depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the Depositary or its agents for servicing the deposited securities	• As necessary

Fees payable by the Depositary to the Company

i) Fees incurred in past annual period — From January 1, 2017 to December 31, 2017, the Depositary waived a total of $2,097.89 in administrative fees for routine corporate actions including services relating to Natuzzi’s annual general meeting of shareholders.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures — The Company carried out an evaluation under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2017. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on the Company’s evaluation of its disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2017 to provide reasonable assurance that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s applicable rules and forms, and that it is accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

The Company’s management assessed the effectiveness of its internal control over financial reporting as of December 31, 2017. Based on such assessment, the Company’s management has concluded that as of December 31, 2017, the Company’s internal control over financial reporting was effective and that there were no material weaknesses in the Company’s internal control over financial reporting.

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

ITEM 16B. CODE OF ETHICS

The Company has adopted a code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act. This code of ethics applies, among others, to the Company’s CEO and CFO. The Company’s code of ethics is downloadable from its website at http://www.natuzzigroup.com/pdf/ir/coe_inglese.pdf.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG S.p.A. (“KPMG”) served as Natuzzi S.p.A.’s principal independent registered public auditor for fiscal years 2017 and 2016, for which it audited the consolidated financial statements for the years-ended December 31, 2017 and 2016 included in this Annual Report. Ernst & Young S.p.A. (“Ernst & Young”) served as Natuzzi S.p.A.’s principal independent registered public auditor for fiscal year 2015, for which it audited the consolidated financial statements for the year-ended December 31, 2015 included in this Annual Report.

The following table sets forth the aggregate fees billed and billable to the Company by KPMG in Italy and abroad during the fiscal years ended December 31, 2017 and 2016, for audit fees, audit–related fees, tax fees and all other fees for audit.

	2017	2016
	(Expressed in thousands of euros)
Audit fees	480	480
Audit-related fees	—	—
Tax fees	—	—
All Other fees	—	—

Total fees	480	480

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

From January 1, 2014 to December 31, 2017, no purchases were made by or on behalf of the Company or any other affiliated purchaser of the Company’s Ordinary Shares or ADSs.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

Under NYSE rules, the Company is permitted, as a listed foreign private issuer, to adhere to the corporate governance rules of our home country in lieu of certain NYSE corporate governance rules.

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

As a general rule, Company’s main corporate bodies are governed by the Civil Code and are assigned specific powers and duties that are legally binding and cannot be derogated from. The Company follows the traditional Italian corporate governance system, with a board of directors (consiglio di amministrazione) and a separate board of statutory auditors (collegio sindacale) with supervisory functions. The two boards are separate and no individual may be a member of both boards. Both the members of the board of directors and the members of the board of statutory auditors owe duties of loyalty and care to the Company. As required by Italian law, an external auditing firm (società di revisione) is in charge of auditing the Company’s financial statements. The members of the Company’s board of directors and board of statutory auditors, as well as the external auditor, are directly and separately appointed by shareholder resolution at the shareholders’ meetings. This system differs from the unitary system envisaged for U.S. domestic companies by the NYSE listing standards, which contemplate the board of directors serving as the sole governing body.

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

Our Practice — The Company has not established a compensation committee. As a matter of Italian law applicable to Italian stock corporations whose shares are not listed on a regulated market in the European Union and under our By-laws, the compensation of executive directors, including the CEO, is determined by the board of directors, after consultation with the board of statutory auditors, within a maximum amount established by the Company’s shareholders, while the Company’s shareholders determine the base compensation for all members of the Board of Directors, including non-executive directors. Compensation of the Company’s executive officers is determined by the CEO. The Company does not produce a compensation report. However, the Company discloses aggregate compensation of all of its directors and officers as well as individual compensation of each director in Item 6 of its Annual Report.

Nominating Committee

NYSE Domestic Company Standards — Under NYSE standards, a domestic company must have a nominating/corporate governance committee (or equivalent) comprised solely of independent directors, which is responsible for nominating directors, and a written charter addressing certain corporate governance matters.

Our Practice — As allowed by Italian laws, the Company has not established a nominating/corporate governance committee (or equivalent) responsible for nominating its directors. Directors may be designated by any of the Company’s shareholders but shall be appointed by the shareholders’ meeting. If, during the term of the appointment, one or more directors of Company’s board of directors ends its directorship, the other directors shall replace them by a resolution approved by the board of statutory auditors, provided that the majority is still made up of directors appointed by the shareholders. Replacement directors remain in office until the next shareholders’ meeting. If at any time more than half of the members of the board of directors appointed by the Assembly of Shareholders resign, such resignation is ineffective until the majority of the new board of directors has been appointed. In such a case, the remaining members of the board of directors (or the board of statutory auditors if all the members of the board of directors have resigned or ceased to be directors) must promptly call an ordinary shareholders’ meeting to appoint the new directors. Invest 2003 s.r.l., a company controlled by Mr. Pasquale Natuzzi, by virtue of owning a majority of the outstanding shares of the Company, controls the Company and the appointment of its board of directors.

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

Our Practice — In January 2011, the Company’s board of directors approved the adoption of a compliance program to prevent certain criminal offenses, according to the Italian Decree 231/2001. The task of supervising the application of the compliance program requested by the above mentioned Italian Decree has been entrusted to an autonomous supervisory body (“Organismo di Vigilanza”) that consists of three independent and qualified members. In February 2016, the Board of Directors approved a new code of ethics that applies to all employees and officers of the Company, including the Board of Directors and the board of statutory auditors, the CEO, the CFO and principal accounting officer. The Company believes that its code of ethics and the conduct and procedures adopted by the Company address the relevant issues contemplated by the NYSE standards applicable to U.S. companies noted above. The code of ethics is available on Natuzzi’s website.

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

4.6 English translation of agreement among the individuals named therein, dated as of March 27, 2017 (incorporated by reference to Exhibit 4.6 to the Form 20-F filed by Natuzzi S.p.A. with the Securities and Exchange Commission on May  1, 2017, file number 001-11854).

4.7 English translation of agreement among the individuals named therein, dated as of March 27, 2017 (incorporated by reference to Exhibit 4.7 to the Form 20-F filed by Natuzzi S.p.A. with the Securities and Exchange Commission on May  1, 2017, file number 001-11854).

4.8 English translation of the Joint Venture Contract between Natuzzi S.p.A. and Jason Furniture (Hangzhou) CO., Ltd., dated March 22, 2018, portions of which have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.9 English translation of the Agreement for the Sale and Purchase and Subscription of Shares in Natuzzi Trading (Shanghai) Co, Ltd., dated March  22, 2018.

8.1 List of Significant Subsidiaries.

12.1 Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2 Certification of the Chief Financial Officer pursuant to Section  302 of the Sarbanes-Oxley Act of 2002.

13.1 Certifications pursuant to Section  906 of the Sarbanes-Oxley Act of 2002.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Natuzzi S.p.A.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Natuzzi S.p.A. and subsidiaries (the Company) as of December 31, 2017 and 2016, the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2017, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2017, in conformity with generally accepted accounting principles in the Republic of Italy.

As part of our audit of the 2016 consolidated financial statements, we also audited the adjustments described in note 2 that were applied to the 2015 consolidated financial statements to reflect the retrospective adoption of Italian accounting standards. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review or apply any procedures to the 2015 consolidated financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2015 consolidated financial statements taken as a whole.

Differences from U.S. Generally Accepted Accounting Principles

Accounting principles generally accepted in the Republic of Italy vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in note 31 to the consolidated financial statements.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG S.p.A.

We have served as the Company’s auditor since 2016.

Bari, Italy

April 30, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Natuzzi S.p.A.

We have audited, before the effects of the reclassifications to retrospectively reflect the changes in established accounting principles in the Republic of Italy described in note 2 “Basis of preparation” of the consolidated financial statements, the accompanying consolidated statements of operations, changes in shareholders’ equity and cash flows of Natuzzi S.p.A. and subsidiaries for the year ended December 31, 2015 (the 2015 consolidated financial statements, before the effects of the reclassifications described in note 2 “Basis of preparation”, are not presented herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above, before the effects of the reclassifications described above, present fairly, in all material respects, the consolidated result of operations and cash flows of Natuzzi S.p.A. and subsidiaries for the year ended December 31, 2015, in conformity with established accounting principles in the Republic of Italy.

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

/s/ Ernst & Young S.p.A.

Bari, Italy

May 23, 2016

Natuzzi S.p.A. and Subsidiaries

Consolidated Balance Sheets

as of December 31, 2017 and 2016

(Expressed in thousands of euros)

			Dec. 31, 2017	Dec. 31, 2016
	Notes
ASSETS
Current assets:
Cash and cash equivalents	4		55,035	64,981
Marketable debt securities	5		6	6
Trade receivables, net	6		46,852	53,087
Other receivables	7		18,686	25,617
Inventories, net	8		80,273	78,384
Unrealized foreign exchange gain	29		339	223
Prepaid expenses and accrued income	9		1,035	1,441
Deferred income taxes	18		626	1,100

Total current assets			202,852	224,839

Non current assets:
Property plant and equipment, net	10		107,917	115,924
Intangible assets, net	11		1,991	2,312
Goodwill, net	12		3,523	1,921
Investment in affiliates	13		45	63
Trade receivables, net	6		—	333
Other non-current assets	14		1,436	1,838

Total non current assets			114,912	122,391

TOTAL ASSETS			317,764	347,230

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank overdrafts	15		19,680	18,152
Current portion of long-term debt	20		4,840	11,632
Accounts payable-trade	16		76,035	70,457
Accounts payable-other	17		29,755	25,147
Accounts payable-shareholders for dividends			—	623
Unrealized foreign exchange losses	29		267	1,293
Income taxes	18		1,317	1,693
Deferred income taxes	18		48	1,763
Salaries, wages and related liabilities	19		15,726	19,420

Total current liabilities			147,668	150,180

Non current liabilities:
Employees’ leaving entitlement	3n	)	17,210	17,791
Long-term debt	20		20,877	6,329
Deferred income taxes	18		—	—
Deferred income for capital grants	3m	)	6,809	7,195
Other liabilities	21		16,715	13,253

Total non current liabilities			61,611	44,568

Commitments and contingent liabilities	23		—	—
Shareholders’ equity:	22
Share capital			54,853	54,853
Reserves			11,459	11,459
Retained earnings			40,134	82,725

Total equity attributable to Natuzzi S.p.A. and Subsidiaries			106,446	149,037
Non-controlling interest			2,039	3,445

Total shareholders’ equity			108,485	152,482

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY			317,764	347,230

See accompanying notes to the consolidated financial statements

Natuzzi S.p.A. and Subsidiaries

Consolidated Statements of Operations

Years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of euros except per share data)

			2017	2016	2015
Net sales	24		449,586	457,218	488,476
Cost of sales	25		(311,485)	(300,306)	(333,974)

Gross profit			138,101	156,912	154,502
Selling expenses	26		(131,134)	(124,300)	(133,440)
General and administrative expenses	27		(36,105)	(33,020)	(32,116)

Operating loss			(29,138)	(408)	(11,054)
Other income/(expense), net	28		(138)	(1,821)	(4,826)

Net loss before taxes and non-controlling interest			(29,276)	(2,229)	(15,880)
Income taxes	18		(2,576)	(4,241)	(572)

Net loss			(31,852)	(6,470)	(16,452)
Less: (Net income)/loss attributable to non-controlling interest			453	381	(32)

Net loss attributable to Natuzzi S.p.A. and Subsidiaries			(31,399)	(6,089)	(16,484)

Basic loss per share	3y	)	(0.57)	(0.11)	(0.30)
Diluted loss per share	3y	)	(0.57)	(0.11)	(0.30)
Average Ordinary Shares Outstanding			54,853,045	54,853,045	54,853,045
Average Ordinary Shares Outstanding assuming dilution			54,853,045	54,853,045	54,853,045

See accompanying notes to the consolidated financial statements

Natuzzi S.p.A. and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

Years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of euros except number of ordinary shares)

	Share Capital amount	Reserves	Additional paid in capital	Retained earnings	Equity attributable to Natuzzi	Non- controlling interest	Total Share holders’ equity
Balances at December 31, 2014	54,853	40,902	8,442	66,817	171,014	3,001	174,015

Exchange difference on translation of financial statements	—	—	—	2,803	2,803	201	3,004
Loss offset	—	(37,211)	(8,442)	45,653	—	—	—
Net Income /(loss) of the year	—	—	—	(16,484)	(16,484)	32	(16,452)

Balances at December 31, 2015	54,853	3,691	—	98,789	157,333	3,234	160,567

Exchange difference on translation of financial statements	—	—	—	(2,207)	(2,207)	67	(2,140)
Dividend distribution	—	—	—	—	—	(1,030)	(1,030)
Increase of legal reserve	—	7,768	—	(7,768)	—	—	—
Disposal of 49% of interest in Natuzzi Florida	—	—	—	—	—	1,555	1,555
Net loss of the year	—	—	—	(6,089)	(6,089)	(381)	(6,470)

Balances at December 31, 2016	54,853	11,459	—	82,725	149,037	3,445	152,482

Exchange difference on translation of financial statements	—	—	—	(11,192)	(11,192)	(227)	(11,419)
Dividend distribution	—	—	—	—	—	(726)	(726)
Increase of legal reserve	—	—	—	—	—	—	—
Net loss of the year	—	—	—	(31,399)	(31,399)	(453)	(31,852)

Balances at December 31, 2017	54,853	11,459	—	40,134	106,446	2,039	108,485

See accompanying notes to the consolidated financial statements

Natuzzi S.p.A. and Subsidiaries

Consolidated Statements of Cash Flows

Years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of euros)

	2017	2016	2015
Cash flows from operating activities:
Net loss	(31,852)	(6,470)	(16,452)
Adj to reconcile net loss to net cash provided by op.activities
Depreciation and amortization	12,823	12,972	13,728
Write off of Fixed Assets	—	218	—
Impairment of long lived assets	—	574	—
One-time termination benefit accruals	—	3,128	3,425
Deferred income taxes	(1,241)	179	(23)
(Gain)/Loss on disposal of assets	73	(4)	118
Unrealized foreign exchange (gain) and losses	(1,141)	976	(177)
Deferred income for capital grants	(386)	(469)	(399)
Change in assets and liabilities:
Receivables, net	10,386	9,721	33,979
Inventories, net	(3,213)	3,453	11,145
Prepaid expenses and accrued income	407	(6)	(123)
Accounts payable	10,643	9,837	(15,782)
Income taxes	(377)	953	(332)
Salaries, wages and related liabilities	4,578	6,414	(4,267)
Other liabilities	3,264	(8,106)	(11,436)
One-time termination benefit payments	(8,272)	(4,457)	(4,502)
Employees’ leaving entitlement	(581)	(2,918)	(348)
Total adjustments	26,963	32,465	25,006

Net cash provided by (used) in operating activities	(4,889)	25,995	8,554

Cash flows from investing activities:
Property, plant and equipment:
Additions	(6,708)	(6,089)	(3,455)
Disposals	760	548	3,638
Other assets	(845)	(528)	1,316
Purchase of business, net of cash acquired	(3,558)	(5,902)	—
Disposal of business	—	1,564	—
Dividends distribution	(1,349)	(367)	—
Minority interest acquisition	—	67	201

Net cash provided by (used) in investing activities	(11,700)	(10,707)	1,700

Cash flows from financing activities:
Long-term debt:
Proceeds	12,500	2,296	12,969
Repayments	(4,744)	(3,364)	(3,244)
Short-term borrowings	1,528	(829)	(1,727)

Net cash provided by (used in) financing activities	9,284	(1,897)	7,998

Effect of translation adjustments on cash	(2,641)	(879)	1,370
Increase (decrease) in cash and cash equivalents	(9,946)	12,512	19,622
Cash and cash equivalents, beginning of the year	64,981	52,469	32,848
Cash and cash equivalents, end of the year	55,035	64,981	52,469
Supplemental disclosure of cash flow information:
Cash paid during the year for interest	2,821	2,903	1,672
Cash paid during the year for income taxes	4,878	1,494	576

See accompanying notes to the consolidated financial statements

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

1. Description of business and Group composition

The consolidated financial statements include the accounts of Natuzzi S.p.A. (‘Natuzzi’ or the ‘Company’) and of its subsidiaries (together with the Company, the ‘Group’). The Group’s primary activity is the design, manufacture and marketing of contemporary and traditional leather and fabric upholstered furniture. The subsidiaries included in the consolidation at December 31, 2017, together with the related percentages of ownership, are as follows:

Name	Percentage of ownership	Registered office	Activity
Italsofa Nordeste S/A	100.00	Salvador de Bahia, Brazil	(1)
Natuzzi (China) Ltd	100.00	Shanghai, China	(1)
Italsofa Romania S.r.l.	100.00	Baia Mare, Romania	(1)
Natco S.p.A.	99.99	Santeramo in Colle, Italy	(2)
I.M.P.E. S.p.A.	100.00	Bari, Italy	(3)
Nacon S.p.A.	100.00	Santeramo in Colle, Italy	(4)
Lagene S.r.l.	100.00	Santeramo in Colle, Italy	(4)
Natuzzi Americas Inc.	100.00	High Point, North Carolina, USA	(4)
Natuzzi Iberica S.A.	100.00	Madrid, Spain	(4)
Natuzzi Switzerland AG	100.00	Dietikon, Switzerland	(4)
Natuzzi Benelux S.A.	100.00	Hereentals, Belgium	(4)
Natuzzi Germany Gmbh	100.00	Köln, Germany	(4)
Natuzzi Japan KK	100.00	Tokyo, Japan	(4)
Natuzzi Services Limited	100.00	London, UK	(4)
Natuzzi Trading (Shanghai) Co., Ltd	100.00	Shanghai, China	(4)
Natuzzi Russia OOO	100.00	Moscow, Russia	(4)
Natuzzi India Furniture PVT Ltd	100.00	New Delhi, India	(4)
Natuzzi Florida LLC	51.00	High Point, North Carolina, USA	(4)
Natmex S.DE.R.L.DE.C.V	99.00	Mexico City, Mexico	(4)
Softaly (Furniture) Shanghai Co. Ltd	96.50	Shanghai, China	(4)
New Comfort S.r.l.	100.00	Santeramo in Colle, Italy	(4)
Natuzzi Netherlands Holding	100.00	Amsterdam, Holland	(5)
Natuzzi France S.a.s.	100.00	Paris, France	(6)
Italholding S.r.l.	100.00	Bari, Italy	(6)
Italsofa Shanghai Ltd	96.50	Shanghai, China	(6)
Natuzzi Trade Service S.r.l.	100.00	Santeramo in Colle, Italy	(6)
Natuzzi Oceania PTI Ltd	100.00	Sydney, Australia	(6)

(1)	Manufacture and distribution
(2)	Intragroup leather dyeing and finishing
(3)	Production and distribution of polyurethane foam
(4)	Services and distribution
(5)	Investment holding
(6)	Dormant

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

In January 2017 Natmex S.DE.R.L.DE.C.V. acquired 100% of a business composed by three “Natuzzi” stores and twelve “Natuzzi” point of sales, located in Mexico, for a consideration of 4,123. This business was operating as a Natuzzi franchisee. At the date of the acquisition the franchisee agreements between Natuzzi and the original business were terminated. The primary reason for this acquisition was the opportunity to maintain the market presence in Mexico. The main factor that contributed to the determination of the purchase price was the presence of the stores and point of sales in key locations. The acquisition was accounted for using the acquisition method of accounting and it resulted in the recognition of a goodwill of 2,041, which represents the excess of the purchase price over the fair value of assets acquired and liabilities assumed. The following table summarizes the fair value of the assets acquired and liabilities assumed at date of acquisition.

Goodwill	2,041
Inventory	1,895
Other assets	187

Purchase price	4,123

The results of this business acquisition have been included in the consolidated statement of operations from the date of the acquisition.

During 2016 the Company incorporated the following subsidiaries: (a) Natuzzi France S.A.S. and Natmex S.DE.R.L.DE.C.V. which provide sale support for the Group in France and Mexico, respectively; (b) New Comfort S.r.l., which as of December 31, 2016 was a dormant entity.

In May 2016 the Company incorporated Natuzzi Florida LLC which as of September 1, 2016 acquired 100% of a business composed by six “Natuzzi” stores, located in Florida, for a cash consideration of 3,194. This business was operating as a Natuzzi franchisee. At the date of the acquisition the franchisee agreements between Natuzzi and the original business were terminated. The primary reason for this acquisition was the opportunity to maintain the market presence in Florida. The main factor that contributed to the determination of the purchase price was the presence of the stores in key locations. The acquisition was accounted for using the acquisition method of accounting and it did not result in the recognition of goodwill as the purchase price was equal to the fair value of assets acquired and liabilities assumed. The following table summarizes the fair value of the assets acquired and liabilities assumed at date of acquisition.

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

In November 2016 the Company acquired 100% of a business composed by four “Divani&Divani by Natuzzi” stores, located in the North East of Italy, for a cash consideration of 2,480. Such business has been acquired from a related party at arm’s length conditions. This business was operating as a Natuzzi franchisee. At the date of the acquisition the franchisee agreement between Natuzzi and the original business was expired. The primary reason for this acquisition was the opportunity to maintain the market presence in the Veneto and Friuli Venezia-Giulia regions. The main factor that contributed to the determination of the purchase price was the presence of the stores in key locations. The acquisition was accounted for using the acquisition method of accounting and it resulted in a goodwill of 1,953, which represents the excess of the purchase price over the fair value of assets acquired and liabilities assumed. The following table summarizes the fair value of the assets acquired and liabilities assumed at date of acquisition.

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

2. Basis of preparation

The financial statements utilized for the consolidation are the financial statements of each Group company at December 31, 2017, 2016 and 2015. The 2017, 2016 and 2015 financial statements have been adopted by the respective Boards of Directors of the relevant companies.

The financial statements of subsidiaries are adjusted, where necessary, to conform to Natuzzi’s accounting principles and policies, which are consistent with Italian legal requirements governing financial statements considered in conjunction with established accounting principles promulgated by the Italian Accounting Profession (OIC).

As consequence of the application of the new Italian legislation introduced by Legislative Decree no. 139 of August 2015, which endorsed the EU Directive 34/2013, in December 2016 the Italian Accounting Profession (OIC) issued the new accounting standards applicable for the annual reporting periods beginning on or after January, 1 2016. Therefore, starting from 2016, the consolidated financial statements of the Company have been prepared in compliance with these new accounting standards that led only to changes in the classification of some financial statements captions, while there were no changes in the Natuzzi’s accounting policies. These changes have been applied using the retrospective method, as if the new classification had always been applied.

The changes that have affected the consolidated financial statements of the Company starting from December 31, 2016 are related to the change in the presentation of other income (expense), net. Under the previous accounting standard the impairment loss of long-lived assets and non-current investments and the accrual for the one-time termination benefits were classified in the caption “other (expense), net” of the consolidated statements of operations. Under the new accounting standard such costs are classified in the cost of sales, selling expenses and general and administrative expenses based on the function of the cost to which they relate. For additional details refer to notes 25, 26 and 28.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The following tables summarize the impact of such changes on the Company’s consolidated statements of operations for the years ended December 31, 2016 and 2015.

			2016
	2016	Reclassification	revised

Net sales	457,218	—	457,218
Cost of sales	(297,178)	(3,128)	(300,306)

Gross profit	160,040	(3,128)	156,912

Selling expenses	(123,726)	(574)	(124,300)
General and administrative expenses	(33,020)	—	(33,020)

Operating income	3,294	(3,702)	(408)

Other income (expense), net	(5,523)	3,702	(1,821)

Net loss before income taxes	(2,229)	—	(2,229)

Income taxes	(4,241)	—	(4,241)

Net loss	(6,470)	—	(6,470)

Net Income/(loss) attributable to non controlling interest	381	—	381

Net loss attributable to Natuzzi S.p.a. and Subsidiaries	(6,089)	—	(6,089)

			2015
	2015	Reclassification	revised

Net sales	488,476	—	488,476
Cost of sales	(330,549)	(3,425)	(333,974)

Gross profit	157,927	(3,425)	154,502

Selling expenses	(133,440)	—	(133,440)
General and administrative expenses	(32,116)	—	(32,116)

Operating income	(7,629)	(3,425)	(11,054)

Other income (expense), net	(8,251)	3,425	(4,826)

Net loss before income taxes	(15,880)	—	(15,880)

Income taxes	(572)	—	(572)

Net loss	(16,452)	—	(16,452)

Net Income/(loss) attributable to non controlling interest	(32)	—	(32)

Net loss attributable to Natuzzi S.p.a. and Subsidiaries	(16,484)	—	(16,484)

Such adjustments, made to adopt the new accounting standards issued as consequence of the application of the new Italian legislation introduced by Legislative Decree no. 139 of August 2015 as already commented above, are considered immaterial to the 2015 consolidated financial statements.

Generally accepted accounting principles in the Republic of Italy vary in certain significant respects from generally accepted accounting principles in the United States of America. Information relating to the nature and effect of such differences is presented in Note 31 to the consolidated financial statements.

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

c) Forward exchange contracts

The Group enters into forward exchange contracts (known in Italian financial markets as domestic currency swaps) to manage its exposure to foreign currency risks. The Group does not enter into these contracts on a speculative basis, nor is hedge effectiveness constantly monitored. As a consequence of this, forward exchange contracts are not used to hedge any on or off-balance sheet items. Therefore, at December 31, 2017, 2016 and 2015 all unrealized gains or losses on such contracts are recorded in other income (expense), net, in the consolidated statements of operations.

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

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The Group makes estimates and judgments in relation to the collectability of its accounts receivable and maintains an allowance for doubtful accounts based on losses it may experience as a result of failure by its customers to pay amounts owed. The Group estimates these losses using consistent methods that take into consideration, in particular, insurance coverage in place, the creditworthiness of its customers, historical trends and general economic conditions. Changes to assumptions relating to these estimates could affect actual results. Actual results may differ significantly from the Group’s estimates if factors such as general economic conditions and the creditworthiness of its customers are different from the Group’s assumptions.

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

i) Property, plant and equipment

Property, plant and equipment is stated at historical cost, net of accumulated depreciation, except for certain buildings which were revalued in 1983, 1991 and 2000 according to Italian revaluation laws. Maintenance and repairs are expensed; significant improvements are capitalized and depreciated over the useful life of the related assets. The cost or valuation of fixed assets is depreciated on the straight-line method over the estimated useful lives of the assets (refer to note 10). The related depreciation expense is allocated to cost of goods sold, selling expenses and general and administrative expenses based on the usage of the assets. Depreciation is calculated also for assets not in use.

j) Intangible assets and goodwill

Set-up costs, advertising costs and goodwill are recorded with the consent of the board of statutory auditors, and are stated at cost, net of accumulated amortization calculated on the straight-line method over a period of five years for set up costs/advertising costs and of ten years for goodwill. Other intangible assets primarily include software and trademarks, and are stated at cost, net of accumulated amortization calculated on the straight-line method over their estimated useful life.

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

At December 31, 2017 and 2016 the deferred income for capital grants shown in the consolidated balance sheet amounts to 6,809 and 7,195, respectively.

The amortization of these grants recorded in net sales of the consolidated statement of operations for the years ended December 31, 2017, 2016 and 2015, amounts to 466, 469 and 443, respectively.

Cost reimbursement grants relating to research, training and other personnel costs are credited to income when there is a reasonable assurance of receipt from government agencies.

n) Employees’ leaving entitlement

Leaving entitlements represent amounts accrued for each Italian employee that are due and payable upon termination of employment, assuming immediate separation, determined in accordance with applicable Italian labour laws. The Group accrues the full amount of employees’ vested benefit obligation as determined by such laws for leaving entitlements. At December 31, 2017 and 2016 employees’ leaving entitlement shown in the consolidated balance sheets amounts to 17,210 and 17,791, respectively.

Under such Italian labor laws, upon termination of an employment relationship, the former employee has the right to receive termination benefits for each year of service equal to the employee’s gross annual salary, divided by 13.5. The entitlement is increased each year by an amount corresponding to 75% of the rise in the cost of living index plus 1.5 points.

The expenses recorded for the leaving entitlement for the years ended on December 31, 2017, 2016 and 2015 were 5,581, 5,168 and 5,157, respectively.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

o) Revenue recognition

The Group recognizes revenue on sales at the time products are shipped from the manufacturing facilities, and when the following criteria are met: persuasive evidence of an arrangement exist; the price to the buyer is fixed and determinable and collectability of the sales price is reasonably assured.

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

p) Cost of sales, selling expenses, general and administrative expenses

Cost of sales consist of the following expenses: the change in opening and closing inventories, purchases of raw materials, labor costs (included one time termination benefit accruals), third party manufacturing costs, depreciation and amortization expense of property, plant and equipment used in the production of finished goods, impairment of long lived assets, energy and water expenses (for instance light and power expenses), expenses for maintenance and repairs of production facilities, distribution network costs (including inbound freight charges, warehousing costs, internal transfer costs and other logistic costs involved in the production cycle), rentals and security costs for production facilities, small-tools replacement costs, insurance costs and other minor expenses.

Selling expenses consist of the following expenses: shipping costs incurred for transporting finished products to customers, advertising costs, labor costs for sales personnel, rental expense for stores, commissions to sales representatives and related costs, depreciation and amortization expense of property, plant and equipment and intangible assets that, based on their usage, are allocated to selling expenses, impairment of long lived assets , sales catalogue and related expenses, warranty costs, exhibition and trade-fair costs, advisory fees for sales and marketing of finished products, expenses for maintenance and repair of stores and other trade buildings, bad debt expense, insurance costs for trade receivables and other miscellaneous expenses.

General and administrative expenses consist of the following expenses: costs for administrative personnel, advisory fees for accounting and information-technology services, traveling expenses for management and other personnel, depreciation and amortization expenses related to property, plant and equipment and intangible assets that, based on their usage, are allocated to general and administrative expense, impairment of long lived assets, postage and telephone costs, stationery and other office-supplies costs, expenses for maintenance and repair of administrative facilities, statutory auditors and external auditors fees and other miscellaneous expenses. As noted above, the costs of the Group’s distributions network, which include inbound freight charges, warehousing costs, internal transfer costs and other logistic costs involved in the production cycle, are classified under the “cost of sales” line item.

q) Shipping and handling costs

Shipping and handling costs sustained to transport products to customers are expensed in the periods incurred and are included in selling expenses. Shipping and handling expenses recorded for the years ended December 31, 2017, 2016 and 2015 were 33,766, 35,591 and 44,624, respectively.

r) Advertising costs

Advertising costs are expensed in the periods incurred and are included in selling expenses. Advertising expenses recorded for the years ended December 31, 2017, 2016 and 2015 were 19,083, 17,046 and 16,724, respectively.

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

u) Research and development costs

Research and development costs are expensed in the period incurred. At December 31, 2017, 2016 and 2015 research and development expenses were 4,508, 4,019 and 3,349 respectively.

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

The following table provides the amounts used in the calculation of losses per share:

	2017	2016	2015
Net loss attributable to ordinary shareholders	(31,399)	(6,089)	(16,484)

Weighted-average number of ordinary shares outstanding during the year	54,853,045	54,853,045	54,853,045
Increase resulting from assumed conversion of share grants and options	—	—	—

Weighted-average number of ordinary shares and potential shares outstanding during the year	54,853,045	54,853,045	54,853,045

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

4. Cash and cash equivalents

Cash and cash equivalents are analyzed as follows:

	2017	2016
Cash on hand	219	100
Bank accounts	54,816	64,881

	55,035	64,981

The following table shows the Group’s cash and cash equivalents broken-down by country/region:

	2017	2016
Europe	30,984	21,635
China	20,724	40,174
North America	2,703	2,608
South America	551	374
Others	73	190

	55,035	64,981

In 2016 in China the Company pledged bank accounts for a total amount of 150 million RMB (20.5 million euro) in order to obtain a bank overdraft. Following repayment of the bank overdraft the pledge was released.

5. Marketable debt securities

Details regarding marketable debt securities are as follows:

	2017	2016
Foreign corporate bonds	6	6

	6	6

The contractual maturity of the Group’s marketable debt securities as at December 31, 2017 is short term.

6. Trade receivables, net

Trade receivables are analyzed as follows:

	2017	2016
Domestic customers	22,399	22,665
North American customers	11,554	13,120
European customers	9,501	13,198
Other foreign customers	14,173	13,981

Total trade receivables	57,627	62,964
(Allowance for doubtful accounts)	(10,775)	(9,544)

Total trade receivables, net	46,852	53,420

Total trade receivables, net current	46,852	53,087
Total trade receivables, net non-current	—	333

Total trade receivables, net	46,852	53,420

Trade receivables are due primarily from major retailers who sell directly to their customers. Net trade receivables due from related parties amounted to 1,442 as at December 31, 2017 (1,589 as at December 31, 2016). Sales to related parties amounted to 3,666 for the year ended on December 31, 2017 (5,393 for the year ended on December 31, 2016). Transactions with related parties were conducted at arm’s length.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The decrease in trade receivables against last year is primarily due to a higher utilization of the non-recourse trade receivables securitization agreement signed by the Company in July 2015. During 2016 the Company obtained an extension of the maximum amount of receivables to sell (on a revolving basis and with a non-recourse clause) from 35,000 to 55,000 performing receivables.

As of December 31, 2017, 2016 and 2015 and for each of the years in the three-year period ended December 31, 2017, the Company had customers who exceeded 5% of trade receivables and/or net sales as follows:

Trade receivables	N° of customers	% of trade receivables
2017	3	18%
2016	1	12%
2015	2	11%

Net sales	N° of customers	% of net sales
2017	—	—
2016	1	6%
2015	1	9%

In 2017 no customer has exceeded 5% of net sales, while in 2016 and 2015 one customer accounted for 6% and 9% of the total net sales of the Group, respectively. This customer operates many furniture stores throughout the United States.

The Company insures with a third party its collection risk in respect of a significant portion of accounts receivable outstanding balances, and estimates an allowance for doubtful accounts based on the insurance in place, the credit worthiness of its customers, historical trends, as well as general economic conditions.

The following table provides the movements in the allowance for doubtful accounts:

	2017	2016	2015
Balance, beginning of year	9,544	10,279	9,021
Charges-bad debt expense	1,529	855	1,700
Reductions-write off of uncollectible accounts	(298)	(1,590)	(442)

Balance, end of year	10,775	9,544	10,279

Trade receivables denominated in foreign currencies as at December 31, 2017 and 2016 totaled 26,028 and 30,548, respectively. These receivables consist of the following:

	2017	2016
U.S. dollars	10,674	17,056
Canadian dollars	3,918	769
British pounds	3,219	5,301
Australian dollars	332	643
Other currencies	7,885	6,779

Total	26,028	30,548

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

7. Other receivables

Other receivables are analyzed as follows:

	2017	2016
VAT	4,987	2,876
Advances to suppliers	3,369	6,132
Receivable from tax authorities	2,413	1,254
Receivable from National Institute for Social Security	1,048	8,701
Other	6,869	6,654

	18,686	25,617

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

The “Other” caption primarily includes deposits and certain receivables related to green incentive for photovoltaic investment.

8. Inventories, net

Inventories are analyzed as follows:

	2017	2016
Leather and other raw materials	45,105	45,151
Goods in process	6,387	6,383
Finished products	28,781	26,850

	80,273	78,384

As of December 31, 2017 and 2016 the provision for slow moving and obsolete raw materials and finished products included in inventories amounts to 8,464 and 9,172, respectively.

9. Prepaid expenses and accrued income

Prepaid expenses and accrued income are analyzed as follows:

	2017	2016
Prepayments	1,015	1,383
Accrued income	20	58

	1,035	1,441

Prepayments mainly include the advance rent payments on factory buildings.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

10. Property, plant and equipment and accumulated depreciation

Fixed assets are listed below together with accumulated depreciation.

	Cost or	Accumulated	Net book	Annual rate of
2017	valuation	depreciation	value	depreciation
Land and industrial buildings	160,110	(80,756)	79,354	0 – 10%
Machinery and equipment	126,328	(109,535)	16,793	10 – 25%
Office furniture and equipment	15,442	(14,178)	1,264	10 – 20%
Retail gallery and store furnishings	32,581	(31,823)	758	25 – 35%
Transportation equipment	4,175	(3,767)	408	20 – 25%
Leasehold improvements	20,676	(11,603)	9,073	10 – 20%
Construction in progress	267	—	267	—

Total	359,579	(251,662)	107.917

2016	Cost or valuation	Accumulated depreciation	Net Book value	Annual rate of depreciation
Land and industrial buildings	165,645	(79,477)	86,168	0 – 10%
Machinery and equipment	126,419	(107,032)	19,387	10 – 25%
Office furniture and equipment	15,653	(14,756)	897	10 – 20%
Retail gallery and store furnishings	33,490	(33,032)	458	25 – 35%
Transportation equipment	4,213	(3,855)	358	20 – 25%
Leasehold improvements	20,995	(12,672)	8,323	10 – 20%
Construction in progress	333	—	333	—

Total	366,748	(250,824)	115,924

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Changes in the carrying amount of property, plant and equipment and accumulated depreciation for the year ended December 31, 2017 were as follows:

Cost or valuation	Cost or valuation as of Dec. 31, 2016	Additions	Disposals	Effect of translation adjustment	Cost or valuation as of Dec. 31, 2017
Land and industrial buildings	165,645	682	(1,595)	(4,622)	160,110
Machinery and equipment	126,419	2,130	(555)	(1,666)	126,328
Office furniture and equipment	15,653	377	(233)	(355)	15,442
Retail gallery and store furnishings	33,490	430	(251)	(1,088)	32,581
Transportation equipment	4,213	197	(177)	(58)	4,175
Leasehold improvements	20,995	2,641	(1,973)	(987)	20,676
Construction in progress	333	(32)	—	(34)	267

Total cost or valuation	366,748	6,425	(4,784)	(8,810)	359,579

Accumulated depreciation	Accumulated depreciation as of Dec. 31, 2016	Depreciations	Disposals	Effect of translation adjustment	Accumulated depreciation as of Dec. 31, 2017
Land and industrial buildings	(79,477)	(3,570)	348	1,941	(80,758)
Machinery and equipment	(107,032)	(4,034)	84	1,447	(109,535)
Office furniture and equipment	(14,756)	(478)	573	483	(14,178)
Retail gallery and store furnishings	(33,032)	(1,619)	1,556	1,274	(31,821)
Transportation equipment	(3,855)	(110)	150	48	(3,767)
Leasehold improvements	(12,672)	(1,104)	1,362	811	(11,603)
Construction in progress	—	—	—	—	—

Total accumulated depreciation	(250,824)	(10,915)	4,073	6,004	(251,662)

The following table shows the long-lived assets by country:

	2017	2016
Italy	64,446	69,122
United States of America	16,268	16,703
Romania	14,834	15,723
China	6,629	8,431
Brazil	5,009	5,562
Spain	535	383
Other countries	196	—

Total	107,917	115,924

As shown in the table above, long lived assets for the Group decreased by 8,007 against 2016, mainly for the impact of the depreciation and the negative exchange rate impact of foreign subsidiaries, partially off-set by the additions.

In 2017 the Company performed an impairment test in accordance with its accounting policy for some long-lived assets for which events and changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

For long-lived assets in use, the Company determined the recoverable amount as value in use using the discounted cash flow method, at the lowest level for which identifiable cash flows are independent of other cash flows, and compared it with the carrying value. Cash flow projections were derived from the 2018-2022 Business Plan as adopted by the Board of Directors on April 6, 2018, which forecasts have been developed taking into consideration the track records of actual results reported by the Company.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

For assets not in use/to be disposed of, the fair value was estimated through third-party independent external appraisals.

As a result of the 2017 impairment review of its long-lived assets, no impairment losses have emerged.

In 2016 an impairment loss totaling 574 was recorded for the assets “retail gallery and store furnishings”.

In 2015 no impairment losses emerged, whereas, following a sale purchase agreement signed in the first months of 2015 with a third party and the total collection of the sale price, occurred in 2016, the Company reversed a portion of the impairment loss recorded in previous years for the asset located in Pojuca, for an amount of 801.

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

As of December 31, 2013, new external appraisals were requested for the review of the fair value of Pojuca plant (not in use) and Simoes Filho plant (currently in use). The appraisals determined that the carrying values of these plants (net of the impairment losses already recorded for the Pojuca plant) were less than the fair value less cost to sell for each of the plant considered. As a consequence, no additional impairment loss has been recorded in 2013 consolidated statement of operations. As of December 31, 2013 the carrying value of the plant not in use (Pojuca), net of the 2008 and 2011 impairment loss, was 4,936.

As of December 31, 2014, a new impairment test was performed for the Pojuca plant (not in use) and Simoes Filho plant (currently in use). The impairment test was based on new third-party external appraisals that determined the carrying values of these plants did not exceed the fair value less cost to sell for each of the plant considered. Also, during 2014, negotiations started with a third party for the sale of the Pojuca plant (not in use). In particular, in July 2014 a rental agreement with a sale promise clause was signed, followed by a sale/purchase agreement signed in the first months of 2015, in which the agreed sale price was higher than the carrying value of the plant as of December 31, 2014. For the reported considerations, no additional impairment loss was recorded in 2014.

As of December 31, 2015, an impairment test was performed on the Simoes Filho plant (currently in use), on the basis of a third-party external appraisal, that confirmed the full recoverability of the carrying value of the plant as compared to its fair value. As for the Pojuca plant (not in use), following the sale/purchase agreement signed in the first months of 2016, up to December 31, 2015 the Company collected nearly all the total agreed sale price. The remainder was collected in January 2016. Since the formal transfer of property in the registers had not yet occurred, in the consolidated financial statements as of December 31, 2015 the Company maintained the classification of the plant among long-lived assets plant, but in consideration of the total collection of the sale price, decided to reverse a portion of the impairment loss recorded in previous years, for an amount of 801. As of December 31, 2015 the carrying value of the plant not in use (Pojuca) equaled therefore the sale price, for an amount of 3,780. In January 2016 the Company collected the remaining amount of sale price and disposal of Pojuca plant was finally realized.

As of December 31, 2016, an impairment test was performed on the Simoes Filho plant (currently in use), on the basis of a third-party external appraisal, that confirmed the full recoverability of the carrying value of the plant, as compared to its fair value.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

As of December 31, 2017, the Company performed a new impairment test on the Simoes Filho plant (currently in use), by means of a third-party external appraisal, further to which no impairment losses have emerged.

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

As of December 31, 2014, new third-party external appraisals were requested for the review of the fair value of the industrial buildings not in use. For some industrial buildings the appraisals resulted in a carrying value higher than the fair value, for an amount of 357, which the Company recorded as impairment loss.

As of December 31, 2015, the third-party expert that had prepared the appraisals used in the preparation of 2014 consolidated financial statements reconfirmed the fair value of the industrial buildings not in use as resulting from those appraisals. The carrying value of these industrial buildings was however lower than the assessed fair value. Therefore no impairment losses resulted.

As of December 31, 2016, the third-party expert that had prepared the appraisals used in the preparation of 2015 consolidated financial statements reconfirmed the fair value of the industrial buildings not in use as resulting from those appraisals. The carrying value of these industrial buildings was however lower than the assessed fair value, therefore no impairment losses had resulted.

During 2017, the Company sold one of the plants located in Altamura, which had a carrying value of 626. The Company agreed such sale for a cash consideration of 650 and recorded a gain for 24.

As of December 31, 2017, the third-party expert that had prepared the appraisals used in the preparation of 2015 consolidated financial statements reconfirmed the fair value of the industrial buildings not in use as resulting from those appraisals. The carrying value of these industrial buildings was confirmed to be lower than the assessed fair value. Therefore no impairment losses was recorded.

During 2014 an impairment test was performed on long-lived assets in use and pertaining to the Italian retail business unit, in consideration of the history of losses over the past few years. The recoverable amount was determined as value in use, using the discounted cash flow method, derived from the original Business Plan 2014-2015 as updated for the upcoming years. No impairment loss was recorded as a result of the test performed.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

During 2015 an impairment test was performed on long-lived assets in use and pertaining to the Italian retail business unit, in consideration of the history of losses over the past few years. The recoverable amount was determined as value in use, using the discounted cash flow method, derived from the original Business Plan 2015-2016 as updated for the upcoming years. No impairment loss was recorded as a result of the test performed.

As of December 31, 2016 an impairment test was performed on long-lived assets in use and pertaining to the Italian retail business unit, in consideration of the history of losses reported in previous years and the negative result for the year. The recoverable amount was determined as value in use, using the discounted cash flow method, derived from the Business Plan 2017-2020, which guidelines were illustrated to the Board of Directors in February 2016 and July 2016. No impairment loss was recorded as a result of the test performed.

As of December 31, 2017 an impairment test was performed on long-lived assets in use and pertaining to the Italian retail business unit, in consideration of the history of losses reported in previous years and the negative result for the year. The recoverable amount was determined as value in use, using the discounted cash flow method, derived from the new Business Plan 2018-2022, as adopted by the Board of Directors on April 6, 2018. No impairment loss has been recorded as a result of the test performed.

In China an impairment test was performed in 2014 on the Chinese plant, in consideration of the loss for the year. In particular, the delays in the implementation of the new manufacturing process (“moving line”) caused a decline in revenues and an increase in production costs, for the higher need of external labor in order to face the market demand. The recoverable amount was determined as value in use, using the discounted cash flow method, derived from the Business Plan as updated for the upcoming years. No impairment loss was recorded as a result of the test performed.

During 2015 an impairment test was performed on long-lived assets in use, in consideration of the negative result of the year. The recoverable amount was determined as value in use, using the discounted cash flow method, derived from the original Business Plan 2015-2016 as updated for the upcoming years. No impairment loss was recorded as a result of the test performed.

In the UK as of December 31, 2014 the Company performed an impairment test for the retail long-lived assets (equipment and retail gallery and store furnishings) as a consequence of the reported losses of stores and galleries over the past few years. The recoverable amount was determined as value in use, using the discounted cash flow method, derived from the original Business Plan 2014-2015 as updated for the upcoming years. The impairment test resulted in the recording of an impairment loss of 649.

As of December 31, 2016 the Company performed an impairment test for the retail long-lived assets (equipment and retail gallery and store furnishings) as a consequence of the reported losses of stores and galleries over the past few years. The recoverable amount was determined as value in use, applying the discounted cash flow method. The impairment test resulted in recording of an impairment loss of 301.

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

11. Intangible assets, net

Intangible assets consist of the following, together with accumulated amortization:

	Gross carrying	Accumulated	Net book
2017	amount	amortization	value
Software	28,926	(27,252)	1,674
Trademarks, patents and other	15,121	(14,804)	317

Total	44,047	(42,056)	1,991

	Gross carrying	Accumulated	Net book
2016	amount	amortization	Value
Software	27,687	(26,246)	1,441
Trademarks, patents and other	15,246	(14,375)	871

Total	42,933	(40,621)	2,312

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Changes in the carrying amount of intangible assets and accumulated depreciation for the year ended December 31, 2017 were as follows:

Cost	Gross carrying amount as of Dec. 31, 2016	Additions	Disposals	Effect of translation adjustment	Gross carrying amount as of Dec. 31, 2017
Software	27,687	1,239	—	—	28,926
Trademarks, patents and other	15,246	—	(8)	(117)	15,121

Total cost	42,933	1,239	(8)	(117)	44,047

Accumulated depreciation	Accumulated amortization as of Dec. 31, 2016	Depreciations	Disposals	Effect of translation adjustment	Accumulated amortization as of Dec. 31, 2017
Software	(26,246)	(1,006)	—	—	(27,252)
Trademarks, patents and other	(14,375)	(563)	8	126	(14,804)

Total accumulated depreciation	(40,621)	(1,569)	8	126	(42,056)

During 2013, the Company included in “Trademarks, patents and other” the advertisement costs related to the launch of its new armchair, Re-vive, for an amount of 1,531. At December 31, 2017 these advertisement costs amount to nil, net of the accumulated amortization.

Impairment tests have been performed on these costs in 2017 and 2016. No impairment loss was recorded, as a result of the test performed.

Amortization expense recorded for these assets was 1,570, 1,720 and 1,953 for the years ended December 31, 2017, 2016 and 2015, respectively. Estimated amortization expense for next five years is 1,260 in 2018, 698 in 2019, 10 in 2020, 9 in 2021 and 6 in 2022.

12. Goodwill, net

At December 31, 2017 and 2016 the net book value of goodwill is analyzed as follows:

	2017	2016
Gross amount	13,014	11,089
Less accumulated amortization	(9,491)	(9,168)

Total, net	3,523	1,921

The changes in the carrying amount of goodwill for the year ended December 31, 2017, 2016 and 2015 are as follows:

	2017	2016	2015
Balance, beginning of year	1,921	—	—
Increase for new acquisition	2,041	1,953	—
Exchange rate differences	(116)	—	—
Reductions for amortization	(323)	(32)	—

Balance, end of year	3,523	1,921	—

The increase against December 31, 2016 is due to the acquisition of the business branch by the subsidiary Natmex S.DE.R.L.DE.C.V., as previously commented.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

13. Investment in affiliates

At December 31, 2017 and 2016 investments in affiliates included the 49% interest in Salena S.r.l., which the carrying value was totally impaired in 2014 in consideration of some legal disputes among shareholders, and the 49% of Nars Miami LLCC for 45 (63 as at December 31, 2016).

14. Other non-current assets

Other non-current assets consist of the following:

	2017	2016
Security deposits	675	852
Receivable from extraordinary disposal	761	986

Total	1,436	1,838

The receivable from extraordinary disposal is related to the long-term portion of the receivable deriving from the sale to a third-party of the branch connected to security and doorkeeping services which occurred in 2014.

15. Bank overdrafts

Bank overdrafts consist of the following:

	2017	2016
Bank overdrafts	19,680	18,152

Bank overdrafts are payable on demand and only relate to Italian entities. The weighted average interest rates on the above overdrafts at December 31, 2017 and 2016 are as follows:

	2017	2016
Bank overdrafts	3.48%	3.92%

Credit facilities available to the Group amounted to 147,720 and 117,773 at December 31, 2017 and 2016, respectively. The unused portion of these facilities, for which no commitment fees are due, amounted to 33,103 and 34,451 at December 31, 2017 and 2016, respectively.

16. Accounts payable-trade

Accounts payable-trade totaling 76,035 and 70,457 at December 31, 2017 and 2016, respectively, represent principally amounts payable for purchases of goods and services in Italy and abroad, and include 21,197 and 22,151 at December 31, 2017 and 2016, respectively, denominated in foreign currencies.

17. Accounts payable-other

Accounts payable-other are analyzed as follows:

	2017	2016
Advances from customers	11,938	10,096
Provision for warranties	5,957	5,687
Withholding taxes on payroll and on others	2,557	2,747
Cooperative advertising and quantity discount	2,078	1,893
Other accounts payable	7,225	4,724

Total	29,755	25,147

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

“Other accounts payable” represents principally VAT payable.

The following table provides the movements in the “Provision for warranties”:

	2017	2016	2015
Balance, beginning of year	5,687	4,923	6,575
Charges to profit and loss	2,631	3,175	2,550
Reductions for utilization	(2,361)	(2,411)	(4,202)

Balance, end of year	5,957	5,687	4,923

18. Taxes on income

Italian companies are subject to two enacted income taxes at the following rates:

	2017	2016	2015
IRES (state tax)	24.00%	27.50%	27.50%

IRAP (regional tax)	4.82%	4.82%	4.82%

IRES is a state tax and is calculated on the taxable income determined on the income before taxes modified to reflect all temporary and permanent differences regulated by the tax law. The enacted IRES tax rate for 2016 and 2015 was 27.5% of taxable income. The 2016 budget law (Law n. 208 of 28 December 2015) was passed by the Italian Parliament on December 22, 2015 with significant changes relating to Italy’s corporate income tax. In fact, the Italian tax rate has been reduced from 27.5% to 24.0% starting from fiscal year 2017.

IRAP is a regional tax and each Italian region has the power to increase the current rate of 3.90% by a maximum of 0.92%. In general, the taxable base of IRAP is a form of gross profit determined as the difference between gross revenues (excluding interest and dividend income) and direct production costs (excluding interest expense and other financial costs). The enacted IRAP tax rate due in Puglia region for 2017, 2016 and 2015 is 4.82% (3.90% plus 0.92%).

Total income taxes for the years ended December 31, 2017, 2016 and 2015 are allocated as follows:

	2017	2016	2015
Current:
- Domestic	(40)	(614)	(107)
- Foreign	(3,777)	(3,448)	(459)

Total (a)	(3,817)	(4,062)	(566)

Deferred:
- Domestic	—	15	—
- Foreign	1,241	(194)	(6)

Total (b)	1,241	(179)	(6)

Total (a+b)	(2,576)	(4,241)	(572)

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Certain foreign subsidiaries enjoy revenues that are not subject to income tax. The tax reconciliation table reported below shows the effect of such “tax exempt income” on the Group’s 2017, 2016 and 2015 income tax charge.

Consolidated “Net loss before income taxes and non-controlling interest” of the consolidated statement of operations for the years ended December 31, 2017, 2016 and 2015, is analyzed as follows:

	2017	2016	2015
Domestic	(31,853)	(11,630)	(11,210)
Foreign	2,577	9,401	(4,670)

Total	(29,276)	(2,229)	(15,880)

The effective income taxes differ from the expected income tax expense (computed by applying the IRES state tax, which is 24% for 2017 and 27.5% for 2016 and 2015, to income before income taxes and non-controlling interest) as follows:

	2017	2016	2015
Expected tax benefit at statutory tax rates	7,026	613	4,228
Effects of:
- Tax exempt income	952	791	1,041
- Aggregate effect of different tax rates in foreign jurisdictions	119	1,018	709
- Italian regional tax	(39)	(99)	(106)
- Non-deductible expenses	(2,072)	(809)	(6,745)
- Tax effect on unremitted earnings	(1,998)	(1,720)	(1,000)
- Tax audit settlement for other taxes	930	—	—
- Effect of net change in valuation allowance established against deferred tax assets	(7,494)	(4,035)	1,301

Actual tax charge	(2,576)	(4,241)	(572)

The effective income tax rates for the years ended December 31, 2017, 2016 and 2015 were 8.80%, 190.26% and 3.60%, respectively.

The related income tax debt recorded for the years ended December 31, 2017 and 2016 is 1,317 and 1,693, respectively.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities at December 31, 2017 and 2016 are presented below:

	2017	2016
Deferred tax assets:
Tax loss carry-forwards	96,084	95,407
Provision for contingent liabilities	4,399	2,730
Allowance for doubtful accounts	2,434	2,121
Inventory obsolescence	2,090	2,078
Provision for warranties	1,757	1,649
Intercompany profit on inventory	1,702	1,291
Impairment of long-lived assets	1,425	1,521
Goodwill and intangible assets	912	981
Unrealized net losses on foreign exchange	360	763
Provision for sales representatives	328	314

Total gross deferred tax assets	111,491	108,855
Less valuation allowance	(109,594)	(106,757)

Net deferred tax assets (a)	1,897	2,098

	2017	2016
Deferred tax liabilities:
With. tax on unremitted earnings of subsidiaries	—	(1,720)
Unremitted earnings of subsidiaries	(43)	(43)
Unrealized net gains on foreign exchange	(1,271)	(612)
Other temporary differences	(5)	(386)

Total deferred tax liabilities (b)	(1,319)	(2,761)

Net deferred tax assets (a + b)	578	(663)

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

Net deferred tax assets not provided for are mainly related to provisions for contingent liabilities and inventory obsolescence recorded by Natuzzi China Ltd for which a valuation allowance has not been recorded in consideration of the positive economic result of such subsidiary.

The valuation allowance for deferred tax assets as of December 31, 2017 and 2016 was 109,594 and 106,757, respectively. The net change in the total valuation allowance for the years ended December 31, 2017 and 2016 was an increase of 2,837 and of 4,035, respectively. In assessing the reliability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and the tax loss carry-forwards are utilized.

Given the cumulative loss position of the domestic companies and of some of foreign subsidiaries as of December 31, 2017 and 2016 management has considered the scheduled reversal of deferred tax liabilities and tax planning strategies, in making their assessment. The management after a reasonable analysis as of December 31, 2017 and 2016 has not identified any relevant tax planning strategies prudent and feasible available to reduce the valuation allowance. Therefore, at December 31, 2017 and 2016 the realization of the deferred tax assets is primarily based on the scheduled reversal of deferred tax liabilities, except in certain historically profitable jurisdictions.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Based upon this analysis, management believes it is not more likely than not that Natuzzi Group will realize the benefits of these deductible differences and net operating losses carry-forwards, net of the existing valuation allowance at December 31, 2017 and 2016.

The following table provides the 2017 movements in the valuation allowance:

Balance beginning of year	(106,757)
Increase for 2017 deferred tax assets fully reserved	(9,435)
Decrease for change in estimates	1,941
(Increase) decrease for exchange rate impact	2,720
Decrease for tax losses carried-forward expired	1,139
Decrease for change in tax rate of a foreign subsidiary	798

Balance end of the year	(109,594)

As of December 31, 2017 and 2016 some foreign subsidiaries realized pre-tax income and utilized the prior years tax loss carry-forwards for which the related deferred tax assets had a full valuation allowance. The effect of such change was a decrease of 1,941 and of 1,650 of the beginning of the year 2017 and 2016 balance of the valuation allowance, respectively.

Further, as of December 31, 2016 a foreign subsidiary changed its judgment about the ability to utilize the deferred tax assets in future years. Such change had the effect to reduce by 656 the beginning of the year 2016 balance of the valuation allowance.

Net deferred income tax assets are included in the consolidated balance sheets as follows:

2017	Current	Non current	Total
Gross deferred tax assets	4,637	106,854	111,491
Less Valuation allowance	(2,740)	(106,854)	(109,594)

Deferred tax assets	1,897	—	1,897
Deferred tax liabilities compensated	(1,271)	—	(1,271)

Net deferred tax assets	626	—	626

Deferred tax liabilities	(48)	—	(48)

Net deferred tax assets (liabilities)			578

2016	Current	Non current	Total
Gross deferred tax assets	5,300	103,555	108,855
Less Valuation allowance	(3,396)	(103,361)	(106,757)

Deferred tax assets	1,904	194	2,098
Deferred tax liabilities compensated	(804)	(194)	(998)

Net deferred tax assets	1,100	—	1,100

Deferred tax liabilities	(1,763)	—	(1,763)

Net deferred tax assets (liabilities)			(663)

As of December 31, 2017 and 2016, taxes that are due on the distribution of the portion of shareholders’ equity equal to unremitted earnings of some subsidiaries are 43, respectively. Further, the withholding taxes due on unremitted earnings that will be distributed as dividends by some subsidiaries amount to nil and to 1,740 as at December 31, 2017 and 2016, respectively. The Group has provided for such taxes as the likelihood of distribution is probable.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

As of December 31, 2017 the tax losses carried-forward of the Group total 379,920 and expire as follows:

2018	2,316
2019	4,128
2020	5,375
2021	6,586
2022	4,051
Thereafter	42,884
No expiration	314,580

Total	379,920

Starting from 2014, in Italy, all tax losses carried-forward no longer expire, with the only limitation being that such tax losses carried-forward can be utilized to off-set a maximum of 80% of the taxable income in each following year. The new tax rule is applicable also to tax losses carried-forward from previous periods.

19. Salaries, wages and related liabilities

Salaries, wages and related liabilities are analyzed as follows:

	2017	2016
Salaries and wages	3,864	10,989
Social security contributions	5,826	4,081
Vacation accrual	6,036	4,350

Total	15,726	19,420

The decrease in salaries and wages is mainly derived from the 2016 accrual of incentives granted to 170 workers pursuant to the agreements signed during 2016. As of December 31, 2016 this caption included the unsettled portion of such incentives in the amount of 7,457, net of the social contributions and income taxes, which payment occurred in February and April 2017.

20. Long-term debt

Long-term debt at December 31, 2017 and 2016 consists of the following:

	2017	2016
0.74% long-term debt payable in annual installments with final payment due April 2018	520	1,035
6-months Euribor (360) plus a 2.5% spread long-term debt with final payment due August 2019	7,533	8,838
6-months Euribor (360) plus a 3.9% spread long-term debt with final payment due August 2019	2,186	3,426
3-months Euribor (360) plus a 4% spread long-term debt with final payment due August 2019	3,500	4,500
6-months Euribor (360) plus a 2.9% spread long-term debt with final payment due December 2020	123	162
3-months Euribor (360) plus a 3,5% spread long-term debt with final payment due March 2022	2,063	—
3-months Euribor (360) plus a 2.2% spread long-term debt with final payment due February 2022	824	—
3-months Euribor (360) plus a 1.9% spread long-term debt with final payment due November 2022	1,968	—
2.3% long-term debt with final payment due June 2025	7,000	—

Total long-term debt	25,717	17,961
Less: (current installments)	(4,840)	(11,632)

Long-term debt, excluding current installments	20,877	6,329

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

In January 2017, the Company obtained long-term debt of a nominal amount of 2,500, with installments payable on a quarterly basis and with final payments due March 2022. This long-term floating-rate debt, 2,063 of which is remaining at year-end, provides variable installments depending on the 3-months Euribor (360) plus a 3.5% spread, and is assisted by a mortgage on the plants located in Altamura by 750.

In July 2017 the Company obtained long-term fixed rate debt of a nominal amount of 7,000 with installments payable on a monthly basis and with final payments due June 2025. This loan, 7,000 of which is remaining at year-end, is assisted by a mortgage on the plants located in Matera, for an amount of 14,000.

In November 2017 the Company obtained long-term debt of a nominal amount of 2,000, with installments payable on a quarterly basis and with final payments due November 2022. This long-term floating-rate debt, 1,968 of which is remaining at year-end, provides variable installments depending on the 3-months Euribor (360) plus a 1.9% spread.

In 2017, one of the Italian subsidiaries obtained long-term debt of a nominal amount of 1,000, with installments payable on a monthly basis and with final payments due February 2022. This long-term floating-rate debt, 824 of which is remaining at year-end, provides variable installments depending on the 3-months Euribor (360) plus a 2.2% spread.

In 2015 the Company obtained long-term debt of a nominal amount of 5,000 with installments payable on a monthly basis and with final payments due August 2019. This long-term floating-rate debt, 3,500 of which is remaining at year-end, provides variable installments depending on the 3-months Euribor (360) plus a 4% spread. This loan is assisted by financial covenants, to be measured at year-end, as follows:

•	Earnings before interest taxes depreciation and amortization (EBITDA) >= 3,000

•	Net Financial Position / Net Equity <= 0.25

As of December 31, 2017 these covenants have been respected.

Another loan of nominal 10,000 was obtained in 2015 by the Romanian subsidiary. The loan was payable on a monthly basis starting from August 2015 and ending in August 2017. In August 2017, the subsidiary negotiated with the bank a rescheduling of the loan’s repayment. In particular, the loan, remaining at year-end by 7,533, is due by August 2019, and the new amortization schedule provides for 11 monthly installments by 225 and a bullet repayment by 5,050, due on maturity. The loan is guaranteed by a mortgage on the Romanian plant for an amount of 16,628. In addition, the loan is assisted by financial covenants, to be measured quarterly, as follows:

•	Cash receipts >= 60% turnover

•	Earnings before interest taxes depreciation and amortization (EBITDA) >= 4.5%

•	Net debt/EBITDA <= 3

•	Debt Service Cover Ratio >= 1.35

At December 31, 2017 these covenants have been respected.

In 2015, one of the Italian subsidiary obtained a long-term debt of a nominal amount of 200 with installments payable on a monthly basis and with final payments due December 2020 and interest rate 6-months Euribor (360) plus a 2.9% spread. Such loan, remaining at year-end 2017 at 123, is guaranteed by a mortgage on some Italian plants for a total amount of 10,300.

In August 2014 the Company obtained long-term debt of a nominal amount of 5,000 with installments payable on a monthly basis and with final payments due August 2019. This loan, 2,186 of which is remaining at year-end, is assisted by a mortgage on the plants located in Matera, for an amount of 10,000.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

During 2017 and 2016 the Company punctually reimbursed all the installments of the aforementioned long-term loans.

Loan maturities after 2018 are summarized below:

2019	10,570
2020	3,177
2021	2,671
2022	1,551
Thereafter	2,908

Total	20,877

At December 31, 2017 the long-term debt denominated in foreign currency amounts to 6,627 and pertains to the Romanian subsidiary.

Interest expense related to long-term debt for the years ended December 31, 2017, 2016 and 2015 was 738, 771 and 535 respectively. Interest expense is paid with the related installment (quarterly, semi-annual or annual).

21. Other liabilities

Other liabilities consist of:

	2017	2016
Provision for tax and legal proceedings	14,920	11,185
One-time termination benefits	—	—
Termination indemnities for sales agents	1,196	1,132
Other provisions	599	936

	16,715	13,253

As at December 31, 2017, the provision for tax and legal proceedings includes an amount related to income taxes for 1,190 (1,255 as at December 31, 2016) and an amount related to other taxes for 967 (1,870 as at December 31, 2016). During 2017, the Company settled with the tax authority a claim for other taxes and reversed the prior years’ accrual for 930.

The changes in the balance of “Provision for tax and legal proceedings” for the years ended December 31, 2017, 2016 and 2015 are as follows:

	2017	2016	2015
Balance, beginning of year	11,185	6,576	7,001
-Increases	9,980	4,609	1,153
-Reductions	(6,245)	—	(1,578)

Balance, end of year	14,920	11,185	6,576

Below are reported the comments on the main increases and reductions in 2017 and 2016 provision for the tax and legal proceedings.

During 2017, the provision for tax and legal proceedings increased of 9,300 as a result of the probable contingent liability for the legal procedures initiated by 138 workers against the Company for the misapplication of the social security procedure “CIGS—Cassa Integrazione Guadagni Straordinaria”. Based on the “CIGS” procedure, the Company pays a reduced salary to the worker for a certain period of time based on formal agreements signed with the Trade Unions and other Public Social parties. In particular, these 138 workers are claiming in the legal procedures that the Company applied the “CIGS” during the period from 2004 to 2016 without foreseeing any time

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

rotation. In May 2017, the Company received from the Italian Supreme Court of Justice (“Corte di Cassazione”) an adverse verdict for the above litigation related only to two workers. Based on this unfavorable verdict, the Company, with the support of its legal council has assessed that the liability for legal procedures initiated by all the 138 workers is 9,300. This amount represents the best estimate and probable amount for the final settlement for such legal claims, including defense costs.

Whit regard to the decrease in the provision for tax and legal proceedings, during 2017 the Company was ordered by the local Court of Justice (“Tribunale”) to rehire 166 workers previously laid-off as a consequence of the opposed liability program initiated in 2016. The local Judge of Labor ordered the Company to pay an indemnity to such workers based on the salary accrued from the date of the termination until the date of rehire. In consideration of such sentence, the provision was used for 5,264.

On March 9, 2016, at the Company’s Registered Office, the Tax Agency—Puglia section—initiated a tax inspection for fiscal year 2014, both upon direct and indirect taxes. The above-stated inspection was carried out in accordance with Article 27, paragraph 9 of Legislative Decree 185/2008, on the basis of the periodic controls upon large entities (business volumes of over Euro 100 million). During the inspection tax auditor enlarged fiscal years involved from 2014 to 2013, 2012 and 2011. The most important tax issue resulted from the inspection was related to transfer pricing. The Company intends to reach an agreement in order to settle such issue. At this regard an amount of 500 was accrued in the 2016 provision for tax and legal proceedings, as it represents the probable liability that will be paid to settle this tax claim. Further, as of December 31, 2017 fiscal years 2011 and 2012 were defined with the Tax Agency.

The changes in the balance of the “One- time termination benefit” for the years ended December 31, 2017, 2016 and 2015 are as follows:

	2017	2016	2015
Balance, beginning of year	—	10,158	11,235
Increase for provision	—	3,128	3,425
Utilization for settlements	—	(13,286)	(4,502)

Balance, end of year	—	—	10,158

The “One-time termination benefits” include the amounts to be paid on the separation date of certain workers and have been determined by the Company based on the current applicable Italian law and regulations for involuntarily termination of employees.

In particular, in October 2011 the Italian Ministry of Labor accepted the request made by the Company to access unemployment benefits granted by a special Social Security procedure called “CIGS—Cassa Integrazione Guadagni Straordinaria” (Italian law July, 23 1991 n. 223 and D.M. August 20, 2002 n. 31444), and admitted the Company to a 24 month layoff period, in order to support the reorganization process.

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

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

During 2014, the Company obtained the postponement of the “CIGS—Cassa Integrazione Guadagni Straordinaria” by one additional year (expiring on October 16, 2016) for 1,550 workers. Also, in 2014, negotiations started with social parties to obtain a Solidarity agreement aimed to avoid layoffs by reducing the number of daily work hours for all employees and reduce labor and social contribution costs. The agreement was finally signed on March 3, 2015 and referred to a total number of 1,818 workers, net of the 429 workers that left the Company further to the acceptance of incentive payments. Remaining redundant employees amounted to 516, to be managed through possible reabsorptions at the Ginosa site and at new entity going to be established, together with further incentive payment programs to be launched. Based on the estimation of the redundancy as of December 31, 2014, no accrual was posted to the one-time termination benefit provision since the Company estimated, together with its labor consultant, that the remaining provision was sufficient enough to cover the cost of future layoffs and/or incentive payments to be agreed upon.

During 2015, 100 workers, originally employed at the Ginosa plant, have been re-employed at the Jesce, Matera and Laterza plants. As for the remaining redundancy, on July 28, 2015 a new incentive payment program has been launched, with ultimate deadline finally set on June 30, 2015. Afterwards, on October 14, 2015 the Company has obtained the postponement of the “CIGS—Cassa Integrazione Guadagni Straordinaria” program by one additional year (expiring on October 16, 2015) for a number of 424 workers. As of December 31, 2015, 65 workers have adhered to the new incentive payment program. Based on these elements, the remaining estimated redundancy was 359 workers. Out of this number, 100 workers were likely to accept incentives by June 30, 2015. In order to avoid layoffs, the Company was actively trying to place additional 100 redundant workers, granting incentives to local firms available to hire Natuzzi workers currently benefiting of the CIGS. Also, for the remaining 159 workers, the Company evaluated the non-opposed mobility cost. Given this scenario, the Company, together with its labor consultant, has increased the provision for one-time termination benefits by 3,425. The provision, calculated by the Company together with its labor consultants, considered (i) the cost of future layoffs, to be paid for those workers not adhering to the incentive payments program (ii) the best estimation of incentive payments to be paid in 2016 (iii) the advance notice remuneration owed to redundant workers in case of termination.

During 2016, 220 workers accepted an incentive of 11,620 and were involved into the non-opposed mobility program. The incentive of 9,966 for 170 workers has been set in two installments in February and April 2017; other 32 workers were re-employed in a new Natuzzi subsidiary (Newcomfort srl) and obtained an additional “CIGS—Cassa Integrazione Guadagni Straordinaria”. Such measure was adopted at the end to let Natuzzi setting up new facility (shaping foam) that will produce raw material for Natuzzi production needs. Currently such raw material is provided by third suppliers. Further, 176 workers did not accept to take part of this program and were involved in the opposed mobility program, so they are not anymore Natuzzi workers since October 2016. According to such scenario in 2016 the Company accrued a provision of 3,128 as one time termination benefit cost and used the whole one time termination fund for 13,286.

During 2016 and 2015, the Company granted one-time termination benefits of 13,286 and 4,502 respectively, to the workers terminated pursuant to individual agreements reached during each year. For 2016, termination benefits paid amount to 4,457 on total recognized benefits of 13,286.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

22. Shareholders’ equity

The share capital is owned, as of December 31, as follows:

	2017	2016
Mr. Pasquale Natuzzi*	56.5%	56.5%
Mrs. Anna Maria Natuzzi	2.6%	2.6%
Mrs. Annunziata Natuzzi	2.5%	2.5%
Other investors	38.4%	38.4%

	100.0%	100.0%

*	through INVEST 2003 S.r.l.

The number of ordinary shares issued at December 31, 2017 and 2016 is 54,853,045. The par value of one ordinary share is euro 1.

An analysis of the “Reserves” is as follows:

	2017	2016
Legal reserve	10,971	10,971
Monetary revaluation reserve	—	—
Government capital grants reserve	—	—
Majority shareholder capital contribution	488	488

Total	11,459	11,459

Italian law requires that 5% of net income of the parent company is retained as a legal reserve, until this reserve is 20% of the issued share capital of each respective company. The legal reserve may be utilized to offset losses; any portion which exceeds 20% of the issued share capital is distributable as dividends. The legal reserve totaled 10,971 at December 31, 2017 and 2016.

During 2015, the monetary revaluation reserve and the government capital grants reserve were totally used to offset the loss for 2014 recorded by the parent company.

The translation adjustment for 2017 included in retained earnings of shareholders’ equity related to translation of the Group’s foreign assets and liabilities at December 31, 2017 was a debit of 6,212 (credit of 4,980 at December 31, 2016).

Non-controlling interest shown in the accompanying consolidated balance sheet at December 31, 2017 is 2,039 (3,445 at December 31, 2016). The variation includes the effect of the exchange difference on group’s foreign financial statements.

23. Commitments and contingent liabilities

Several companies of the Group lease manufacturing facilities and stores under non-cancellable lease agreements with expiry dates through 2023. Rental expense recorded for the years ended December 31, 2017, 2016 and 2015 was 16,707, 15,918 and 16,574, respectively. As of December 31, 2017, the minimum annual rental commitments are as follows:

2018	17,639
2019	18,504
2020	18,829
2021	19,017
2022	19,168
Thereafter	19,367

Total	112,524

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Certain banks have provided guarantees at December 31, 2017 to secure payments to third parties amounting to 1,737 (2,244 at December 31, 2016). These guarantees are unsecured and have various maturities extending through December 31, 2018.

The Group is involved in a number of certain and probable claims (including tax claims) and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters, after the provision accrued, will not have a material adverse effect on the Group’s consolidated financial position or results of operations (see note 21).

24. Segmental and geographical information

The Group operates in two operating segments, “Natuzzi brand” and “Softaly/Private label”. The Natuzzi brand segment includes net sales from the “Natuzzi Italia”, “Natuzzi Re-vive”, “Divani&Divani by Natuzzi” and “Natuzzi Editions” product lines. Segment disclosure is rendered by aggregating the operating segments into one reporting segment, that is the design, manufacture and marketing of contemporary and traditional leather and fabric upholstered furniture. It offers a wide range of upholstered furniture for sale, manufactured in production facilities located in Italy and abroad (Romania, Brazil and China).

Net sales of upholstered furniture (upholstery sofas and beds) analyzed by coverings are as follows:

Sales of upholstered furniture	2017	2016	2015
Upholstered furniture—Leather	336,532	362,615	400,272
Upholstered furniture—Fabric	56,657	46,419	36,750

Subtotal	393,189	409,034	437,022

Other sales	56,397	48,184	51,454

Total	449,586	457,218	488,476

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

	2017	2016	2015
United States of America	100,798	112,009	127,885
England	45,273	45,926	52,666
China	35,659	29,956	26,121
Italy	32,006	36,788	39,081
Canada	20,551	26,958	33,874
Spain	15,186	14,963	13,216
Brazil	13,883	10,980	9,469
Germany	12,380	13,531	11,363
France	9,837	12,764	12,524
Korea	9,279	8,426	11,166
Australia	7,994	7,585	9,371
Other countries (none greater than 2%)	90,343	89,147	90,285

Total	393,189	409,034	437,022

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The other sales which, for 2017, 2016 and 2015 totaled 56,397, 48,184 and 51,454 respectively, include mainly sales of minor volumes of polyurethane foam, leather by-products and certain pieces of furniture (coffee tables, lamps and rugs).

25. Cost of sales

Cost of sales is analyzed as follows:

	2017	2016	2015
Opening inventories	78,384	79,068	90,213
Purchases	181,864	180,745	203,090
Labor	92,633	77,542	78,188
Third party manufacturers	8,725	10,508	10,807
Other manufacturing costs	30,152	30,827	30,744
Closing inventories	(80,273)	(78,384)	(79,068)

Total	311,485	300,306	333,974

As indicated in note 2, as a consequence of the adoption of the new accounting standard which is effective for annual reporting periods beginning on or after January 1, 2016 the Company has reclassified from the caption “other income (expense), net” to the caption “cost of sales” the accrual for the one-time termination benefits and the impairment loss on long-lived assets.

The accrual for the one-time termination benefits reclassified for the years ended December 31, 2016 and 2015 amounts to 3,128 and 3,425, respectively. Such amounts have been included in the line item “labor”. Further, for information about the provision for the one-time termination benefits please refer to note 21.

The impairment loss of long-lived assets reclassified for the years ended December 31, 2016 and 2015 amounts to nil, respectively.

The line item “Other manufacturing costs” includes the depreciation expenses of property plant and equipment used in the production of finished goods. The depreciation expense amounted to 8,638, 9,518 and 9,907 for the years ended December 31, 2017, 2016 and 2015, respectively.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

26. Selling expenses

Selling expenses is analyzed as follows:

	2017	2016	2015
Freight	31,320	33,009	42,319
Salaries (commercial)	26,286	21,203	20,526
Advertising	19,083	17,046	16,724
Rent (commercial)	11,946	10,910	11,196
Commissions	9,512	9,554	10,022
Other Freight costs	9,132	10,500	11,205
Product repairs	7,453	8,231	7,086
Fairs	2,896	2,656	2,711
Depreciations (commercial)	2,517	1,672	1,716
Utilities (commercial)	2,301	2,024	2,065
Bad debts	1,475	855	1,842
Samples	1,295	1,108	1,448
Promotion	1,252	1,034	876
Consultancy (Commercial)	1,020	1,007	941
Credit insurance cost	563	555	574
Other commercial insurance cost	496	498	582
Impairment loss of long-lived assets	—	574	—
Other (commercial)	2,587	1,864	1,607

Total	131,134	124,300	133,440

As indicated in note 2, as a consequence of the adoption of the new accounting standard which is effective for annual reporting periods beginning on or after January 1, 2016 the Company has reclassified from the caption “other income (expense), net” to the caption “selling expenses” the impairment loss on long-lived assets for the years ended December 31, 2016 and 2015 amounting to 574 and nil, respectively.

27. General and administrative expenses

General and administrative expenses is analyzed as follows:

	2017	2016	2015
Salaries	19,364	16,428	16,047
Consultancy	4,089	4,073	3,505
Travel expenses	3,222	2,763	2,512
Non deductibles and indirect taxes	2,331	2,576	2,568
Depreciations	1,668	1,782	2,105
Mail & Phone	745	753	933
Directors and auditors—fees	734	710	679
Cars cost	507	441	715
Printing & Stationery	500	537	455
Electronic data processing	118	121	106
Other	2,827	2,836	2,491

	36,105	33,020	32,116

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

28. Other income /(expense), net

Other income/(expense), net is analyzed as follows:

	2017	2016	2015
Interest income	1,252	688	696
(Interest expense and bank commissions)	(6,041)	(4,791)	(3,986)

Interest expenses, net	(4,789)	(4,103)	(3,290)
Gains (losses) on foreign exchange, net	2,309	3,170	(964)
Unrealized exchange gain (losses) on derivative instruments, net	943	(976)	(94)
Other, net	1,399	88	(478)

Total	(138)	(1,821)	(4,826)

“Gains (losses) on foreign exchange, net” are related to the following:

	2017	2016	2015
Net realized gains on derivative instruments	1,912	456	120
Net realized gains (losses) on accounts receivable and payable	445	1,695	(12,284)
Net unrealized gains (losses) on accounts receivable and payable	(48)	1,019	11,200

Total	2,309	3,170	(964)

“Other, net” are related to the following:

	2017	2016	2015
Reversal of impairment loss of long-lived assets	—	—	801
Provisions for contingent liabilities	—	(377)	(1,153)
Profit from extraordinary reimbursement	1,650	—	—
Other, net	(251)	465	(126)

Total	1,399	88	(478)

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

The accrual for the one-time termination benefits reclassified to “cost of sales” for the years ended December 31, 2016 and 2015 amounts to 3,128 and 3,425, respectively. Such amounts have been included in the line item “labor”. The impairment loss of long-lived assets reclassified to “cost of sales” for the years ended December 31, 2016 and 2015 amounts to nil, respectively. Refer to note 25.

The impairment loss of long-lived assets reclassified to “selling expenses” for the years ended December 31, 2016 and 2015 amounts to 574 and nil, respectively. Refer to note 26.

Profit from extraordinary reimbursement – In 2017 the Company has received a refund of 1,650 due to a litigation started in previous years and positively settled during 2017.

Reversal of impairment loss of long-lived assets – In 2015 following the sale purchase agreement signed in the first months of 2016 with a third party for the sale of the Pojuca plant not in use, and the total collection of the sale price, occurred in 2016, the Company has reversed a portion of the impairment loss recorded in previous years, for an amount of 801.

Provisions for contingent liabilities—The Company has charged to other income (expense), net in 2017, 2016 and 2015 the amount of nil, 377 and 1,153, respectively, for the estimated probable liabilities related to some claims (including tax claims) and legal actions in which it is involved.

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

The Group is exposed to credit risk in the event that the counterparties to the domestic currency swaps fail to perform according to the terms of the contracts. The contract amounts of the domestic currency swaps described below do not represent amounts exchanged by the parties and, thus, are not a measure of the exposure of the Group through its use of those financial instruments. The amounts exchanged are calculated on the basis of the contract amounts and the terms of the financial instruments, which relate primarily to exchange rates. The immediate credit risk of the Group’s domestic currency swaps is represented by the unrealized gains or losses on the contracts. Management of the Group enters into contracts with creditworthy counter-parties and believes the risk of material loss from such credit risk to be remote. The table below summarizes in euro equivalent the contractual amounts of forward exchange contracts used to hedge principally future cash flows from accounts receivable and sales orders at December 31, 2017 and 2016:

	2017	2016
U.S. dollars	21,979	26,670
British pounds	11,137	15,860
Euro	10,226	13,925
Australian dollars	2,294	2,964
Japanese yen	1,692	2,117
Canadian dollars	1,338	4,965
Danish kroner	713	618
Swedish kroner	248	421

Total	49,627	67,540

The following table presents information regarding the contract amount in euro equivalent amounts and the estimated fair value of all of the Group’s forward exchange contracts. Contracts with net unrealized gains are presented as ‘assets’ and contracts with net unrealized losses are presented as ‘liabilities’.

	2017		2016
	Contract amount	Unrealized gains (losses)	Contract amount	Unrealized gains (losses)
Assets	31,089	339	25,698	223
Liabilities	18,538	(267)	41,842	(1,293)

Total	49,627	72	67,540	(1,070)

At December 31, 2017 and 2016, the exchange derivative instruments contracts had a net unrealized gain of 72 and a net unrealized expense of 1,070, respectively. These amounts are recorded in other income (expense), net in the consolidated statements of operations (see note 28).

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Unrealized gains (losses) on forward exchange contracts are determined by using quoted prices in active markets for similar forward exchange contracts.

Refer to note 3(c) for the Group’s accounting policy on forward exchange contracts.

30. Fair value of financial instruments

The following table summarizes the carrying value and the estimated fair value of the Group’s financial instruments:

	2017		2016
	Carrying value	Fair value	Carrying value	Fair value
Assets:
-Marketable debts securities	6	6	6	6
- Derivative instruments	339	339	223	223
Liabilities:
-Long-term debt	25,717	23,733	17,961	16,778
- Derivative instruments	267	267	(1,293)	(1,293)

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

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The calculation of net loss and shareholders’ equity in conformity with US GAAP is as follows:

Reconciliation of net loss:

	2017	2016	2015
Net loss attributable to Natuzzi S.p.A. and subsidiaries in conformity with Italian GAAP	(31,399)	(6,089)	(16,484)

Adjustments to reported income:
(a) Revaluation of property, plant and equipment	25	28	28
(b) Government grants	603	631	531
(c) Revenue recognition	1,308	(664)	(616)
(d) Goodwill and intangible assets	323	32	—
(e) Translation of foreign financial statements	(3,000)	(5,007)	821
(f) One-time termination benefits	—	(9,094)	(2,141)
(g) Long-lived assets – impairment	—	413	(801)
(h) Write-off advertisement and advisory costs	376	376	376
(i) Long lived assets – Depreciation	—	1,643	—
(n) Deferred tax liabilities on unremitted earnings	1,791	1,306	(656)
Tax effect of US GAAP adjustments	5	(5)	—

Net loss attributable to Natuzzi S.p.A. and subsidiaries in conformity with US GAAP	(29,968)	(16,430)	(18,942)

Basic loss per share in conformity with US GAAP	(0.55)	(0.30)	(0.35)
Diluted loss per share in conformity with US GAAP	(0.55)	(0.30)	(0.35)

Reconciliation of equity attributable to Natuzzi S.p.A. and Subsidiaries:

	2017	2016
Equity attributable to Natuzzi S.p.A. and Subsidiaries in conformity with Italian GAAP	106,446	149,037

(a) Revaluation of property, plant and equipment	(287)	(312)
(b) Government grants	(6,962)	(7,565)
(c) Revenue recognition	(3,056)	(4,364)
(d) Goodwill and intangible assets	471	32
(e) Translation of foreign financial statements	13,245	5,169
(f) One-time termination benefits	—	—
(g) Long-lived assets – impairment	—	—
(h) Write-off advertisement and advisory costs	(329)	(705)
(i) Long lived assets – Depreciation	—	—
(n) Deferred tax liabilities on unremitted earnings	(3,812)	(5,603)
Tax effect of US GAAP adjustments	—	(5)

Equity attributable to Natuzzi S.p.A. and Subsidiaries in conformity with US GAAP	105,716	135,684

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The condensed consolidated balance sheets as at December 31, 2017 and 2016, and the condensed consolidated statements of operations for the years ended December 31, 2017, 2016 and 2015, which include all the US GAAP differences commented below are as follows:

Condensed Consolidated Balance Sheets as at December 31, 2017 and 2016

	Dec. 31, 2017	Dec. 31, 2016
ASSETS
Current assets	238,475	253,109
Non current assets	128,638	128,038

TOTAL ASSETS	367,113	381,147

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	186,925	182,151
Non current liabilities	72,433	59,867
Equity attributable to Natuzzi S.p.a. and Subsidiaries	105,716	135,684
Non-controlling interest	2,039	3,445

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	367,113	381,147

Condensed Consolidated Statements of Operations Years Ended December 31, 2017, 2016 and 2015

	2017	2016	2015
Net sales	450,635	454,880	485,805
Cost of sales	(319,670)	(315,302)	(337,770)

Gross profit	130,965	139,578	148,035
Selling expenses	(121,363)	(114,014)	(123,229)
General and administrative expenses	(36,105)	(33,020)	(37,682)

Operating loss	(26,503)	(7,456)	(12,876)
Other income (expenses), net	(3,138)	(6,415)	(4,792)

Loss before income taxes	(29,641)	(13,871)	(17,668)
Income taxes	(780)	(2,940)	(1,242)

Net loss	(30,421)	(16,811)	(18,910)
Net income (loss) attributable to the non-controlling interest	453	381	(32)

Net loss attributable to Natuzzi S.p.A. and subsidiaries	(29,968)	(16,430)	(18,942)

The tables below set forth the reconciliation of net sales and operating loss from Italian GAAP to US GAAP for the years ended December 31, 2017, 2016 and 2015:

Reconciliation of net sales from Italian GAAP to US GAAP

	2017	2016	2015
Net sales Italian GAAP	449,586	457,218	488,476
(b) Government grants (reclassification)	(466)	(469)	(443)
(c) Revenue recognition (adjustment)	3,634	84	893
(j) Cost paid to resellers (reclassification)	(2,119)	(1,953)	(3,121)

Net sales US GAAP	450,635	454,880	485,805

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Reconciliation of operating loss from Italian GAAP to US GAAP

	2017	2016	2015
Operating loss Italian GAAP	(29,138)	(408)	(11,054)
(a) Revaluation property, plant and equipment (adjustment)	25	28	28
(b) Government grants (adjustment)	603	631	531
(c) Revenue recognition (adjustment)	1,308	(664)	(616)
(d) Goodwill and intangible assets (adjustment)	323	32	—
(f) One-time termination benefits (adjustment)	—	(9,094)	(2,141)
(g) Long lived assets – Depreciation (adjustment)	—	1,643	—
(h) Write-off intangible assets (adjustment)	376	376	376

Operating loss US GAAP	(26,503)	(7,456)	(12,876)

In November 2015, the FASB issued ASU 2015-17, “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes”. The objective of this update is to simplify the presentation of deferred taxes by requiring all deferred tax assets and liabilities to be classified as noncurrent in the consolidated balance sheet. This ASU is effective for annual periods beginning after December 15, 2016 including interim periods within those annual periods, and can be applied either prospectively or retrospectively. As of December 31, 2017 the Company retrospectively applied the adoption of this ASU, resulting in a reclassification of 1,463 of current deferred tax assets and 1,923 of current deferred tax liabilities as of December 31, 2016. The following table is a summary of the reclassifications from the retrospective adoption of such ASU discussed above on the Company’s US GAAP condensed consolidated balance sheet for the year ended December 31, 2016:

	As originally reported Dec 31, 2016	Reclassification	As revised Dec 31, 2016
ASSETS
Current assets	254,572	(1,463)	253,109
Non current assets	126,575	1,463	128,038

Total assets	381,147	—	381,147

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	184,074	(1,923)	182,151
Non current liabilities	57,944	1,923	59,867
Equity attributable to Natuzzi S.p.A. and Subsidiaries	135,684	—	135,684
Non-controlling interest	3,445	—	3,445

Total liabilities and shareholders’ equity	381,147	—	381,147

The adoption of such change in the accounting principle created a new difference between Italian GAAP and US GAAP that is reported in the following note (o).

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

The accrual for the one-time termination benefits reclassified to “cost of sales” for the years ended December 31, 2016 and 2015 amounts to 3,128 and 3,425, respectively. The impairment loss of long-lived assets reclassified to “cost of sales” for the years ended December 31, 2016 and 2015 amounts to nil, respectively (refer to note 25). The impairment loss of long-lived assets reclassified to “selling expenses” for the years ended December 31, 2016 and 2015 amounts to 574 and nil, respectively (refer to note 26).

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Based on the above discussion the operating loss for Italian GAAP for the years ended December 31, 2016 and 2015 amounting to 408 and 11,054, respectively, includes the one-time termination benefits and the impairment loss on long-lived assets.

As a consequence of such reclassifications the reconciliation of the operating loss from Italian GAAP to US GAAP does not include anymore the one-time termination benefits and the impairment loss on long-lived assets as under both accounting framework they are classified in the operating loss. The one time termination benefits reported in such reconciliation for the year ended December 31, 2015 amounted to 3,425, while the impairment loss of long-lived assets amounted to nil, respectively.

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

(b) Under Italian GAAP until December 31, 2000 government grants related to capital expenditures were recorded, net of tax, within reserves in shareholders’ equity. Subsequent to that date such grants have been recorded as deferred income and recognized in the consolidated statement of operations as revenue, as appropriate under Italian GAAP (see note 3 m)), on a systematic basis over the useful life of the asset.

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

Further, amortization of deferred income related to grants recognized as revenues under Italian GAAP of 466, 469 and 443 for the years ended December 31, 2017, 2016 and 2015 respectively would be reclassified to depreciation expense and recorded in cost of goods sold under US GAAP, in the period such amounts are recognized.

(c) Under Italian GAAP (see note 3o)), the Group recognizes sales revenue, and accrued costs associated with the sales revenue, at the time products are shipped from its manufacturing facilities located in Italy and abroad. Most of the products are shipped from factories directly to customers under terms that transfer the risks and ownership to the customer when the customer takes possession of the goods. These terms are “delivered duty paid”, “delivered at place” and “delivered at terminal”. Delivery to the customer generally occurs within one to six weeks from the time of shipment.

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

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The principal effects of this variance on the accompanying consolidated balance sheets as of December 31, 2017 and 2016 and related consolidated statements of operations for each of the years in the three-year period ended December 31, 2017 are indicated below:

	2017	2016
Effect of revenue recognition adjustment on	Effects Increase (Decrease)	Effects Increase (Decrease)
Trade receivables, net	(15,590)	(19,224)

Inventories, net	10,804	12,630

Total effect on current assets (a)	(4,786)	(6,594)

Accounts payable-trade	(1,730)	(2,230)

Income taxes	—	—

Total effect on current liabilities (b)	(1,730)	(2,230)

Total effect on shareholders’ equity (a-b)	(3,056)	(4,364)

Effect of revenue recognition adjustment on	2017	2016	2015
Net sales	3,634	84	893

Gross profit	1,808	(358)	(620)

Operating income (loss)	1,308	(664)	(616)

Net Income (loss)	1,308	(664)	(616)

(d) Under Italian GAAP, the Company amortizes the goodwill arising from business acquisitions on a straight-line basis over a period of ten years.

Under US GAAP, in accordance with Accounting Standards Codification (ASC) 350, Intangibles, Goodwill and Other, the Company does not amortize goodwill. Instead, the Company annually assesses goodwill impairment at the end of its fiscal year by applying a fair value test. In the first step of testing for goodwill impairment, the Company estimates the fair value of each reporting unit and compares the fair value with the carrying value of the net assets assigned to each reporting unit. If the fair value is less than its carrying value, then a second step would be performed to determine the fair value of the goodwill. In this second step, the fair value of goodwill is determined by deducting the fair value of a reporting unit’s identifiable assets and liabilities from the fair value of the reporting unit as a whole, as if that reporting unit had just been acquired and the purchase price were being initially allocated. If the fair value of the goodwill is less than its carrying value for a reporting unit, an impairment charge would be recorded.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The changes in the carrying amount of goodwill and US deferred taxes arising from business acquisitions are as follows:

	Goodwill		US Deferred Taxes
	US	Italian	Goodwill
Balance at Dec. 31, 2014	—	—	—
Impairment	—	—	—
Amortization	—	—	—

Balance at Dec. 31, 2015	—	—	—

Acquisition of stores	1,953	1,953	—
Impairment	—	—	—
Amortization	—	(32)	5

Balance at Dec. 31, 2016	1,953	1,921	5
Acquisition of stores	2,041	2,041	—
Exchange rate difference	—	(116)	—
Impairment	—	—	—
Amortization	—	(323)	31

Balance at Dec. 31, 2017	3,994	3,523	36

In 2017, the carrying value of the goodwill under Italian GAAP of 3,523 and US GAAP of 3,994 is not aligned as a consequence of the amortization process and exchange rate difference. As of December 31, 2017 the Company has performed its annual impairment review of goodwill and no impairment loss arisen.

Goodwill recognized under US GAAP in 2016 for 1,953 is amortizable for tax purpose according to Italian tax laws. Goodwill recognized under US GAAP in 2017 for 2,041 is not amortizable for tax purpose according to foreign tax laws.

(e) Under Italian GAAP as of December 31, 2017, 2016 and 2015, the financial statements of the foreign subsidiaries expressed in a foreign currency are translated directly into euro as follows: (i) year-end exchange rate for assets, liabilities, share capital and retained earnings and (ii) average exchange rates during the year for revenues and expenses. The resulting exchange differences on translation are recorded as a direct adjustment to shareholders’ equity (see note 3 d)).

Under US GAAP as of December 31, 2017, 2016 and 2015 Natuzzi’s foreign subsidiaries financial statements have been translated on the basis of the guidance included in ASC Topic No. 830, Foreign Currency Matters (formerly FASB Statement No. 52). Under US GAAP, foreign subsidiaries are considered to be an integral part of Natuzzi due to various factors including significant intercompany transactions, financing, and cash flow indicators. Therefore, the functional currency for these foreign subsidiaries is the functional currency of the parent, namely the euro. As a result all monetary assets and liabilities are remeasured, at the end of each reporting period, using euro and the resulting gain or loss is recognized in the consolidated statements of operations. For all non monetary assets and liabilities, share capital and retained earnings historical exchange rates are used. The average exchange rates during the year are used to translate non-Euro denominated revenues and expenses, except for those non-Euro denominated revenues and expenses related to assets and liabilities which are translated at historical exchange rates. The resulting exchange differences on translation are recognized in the consolidated statements of operations.

At December 31, 2017, 2016 and 2015 the US GAAP difference arises due to the requirement to use the local currency as the functional currency under Italian GAAP as compared to US GAAP, which requires that the functional currency be determined based on certain indicators which may, or may not result in the local currency being determined to be the functional currency. Consequently, the Company recorded in the US GAAP reconciliation (a) a loss of 3,000 and 5,007 for 2017 and 2016 and an income of 821 for 2015, respectively (b) an increase in shareholders’ equity of 13,245 and 5,169 for 2017 and 2016, respectively.

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

During 2016, the Company has recognized the incentives for the remaining redundant workers, in compliance with ASC Topic 420, and the residual difference of equity under US GAAP, as of December 31, 2015, of 9,094 was totally recorded as a cost in the US GAAP reconciliation as of December 31, 2016.

No additional one-termination benefits related to employees to be terminated involuntarily are recorded in the consolidated balance sheets as of December 31, 2017 and 2016 prepared according to Italian GAAP.

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

In 2016, considering the occurrence of transfer of property in the registers and that all other requirements set for by US GAAP have been met to recognize the sale, the differences recorded in the previous years between Italian GAAP and US GAAP related to the Pojuca plant have been reversed. Therefore, the Company recorded the reversal of 388 related to the cost to sell posted in 2008, as impairment test method difference, and the reversal of 801 related to the impairment loss portion already cancelled under Italian GAAP in 2015.

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

Advisory costs related to the implementation of the new “moving line” production system are classifiable, according to Italian GAAP, to development costs, which capitalization is permitted provided that: (i) the product or process is clearly defined and costs are separately identified and measured reliably (ii) the technical feasibility of the product and/or process can be demonstrated, and the Company owns or can obtain the financial resources needed to realize the product/process (iii) revenues that are forecasted to be realized from the intended product/process are sufficient at least to recover the incurred costs, after deducting production costs, selling expenses and any additional development costs.

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

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

As of December 31, 2013, under US GAAP a total write-off of 1,833 was recorded with reference to the above advertising and advisory costs, whereas in 2015, 2016 and 2017 the depreciation amount of 376 for each year recorded under Italian GAAP has been reversed for US GAAP purposes. According to US GAAP, the differences of 376 for years 2017, 2016 and 2015 have been classified as cost of sales. No additional advertisement and advisory costs eligible for capitalization under Italian GAAP were capitalized in 2016 and 2017 in the consolidated financial statements prepared according to Italian GAAP.

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

According to US GAAP, considering that the sale was not foreseeable in near term, and there was no evidence that the sale process has been started, depreciation has not been interrupted. Therefore, under US GAAP, the depreciation has been maintained using the currency historical exchange rates of the assets, as required by ASC Topic 830, Foreign Currency Matters . Considering the impairment loss posted in 2011, and the different foreign currency translation process of the 2012 financial statements, the cumulated depreciation costs did not impact the net result and net equity in the previous years.

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

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

(j) Under Italian GAAP certain costs paid to resellers are reflected as part of selling expenses. Under US GAAP, in accordance with ASC No. 605-50 (Revenue Recognition – Customer Payments and Incentive) (Formerly EITF 01-09), these costs should be recorded as a reduction of net sales. Such expenses include advertising contributions paid to resellers which amounted at December 31, 2017, 2016 and 2015 to 2,119, 1,953 and 3,121, respectively.

(k) Under Italian GAAP, the Company includes its warranty cost as a component of selling expenses in the consolidated statement of operations. Under US GAAP, warranty costs would be included as a component of cost of sales. For the years ended December 31, 2017, 2016 and 2015 warranty costs amounting to 7,453, 8,231 and 7,086, respectively, would be reclassified from selling expenses to cost of sales under US GAAP.

(l) Under Italian GAAP the Company has derecognized the receivables connected to the non-recourse securitization agreement signed in July 2015, provided that the conditions set forth by Italian GAAP to derecognize those assets were satisfied. In particular, the contract provides the sale, on a revolving basis, of a maximum amount of 55,000 performing trade receivables. Following the agreement, the Company acts as a sub-servicer, performing the collection of the sold receivables on behalf of the transferee.

According to US GAAP, considered that the requirements to account for the operation as “non-recourse” were not totally met, the Company has accounted for the operation as a “recourse” agreement. In particular, in the remote event of a bankruptcy or other receivership procedures to which the Company could be subject to, those receivables could be clawed back and are not therefore totally beyond the reach of a bankruptcy trustee or other receiver. Therefore, under US GAAP the Company has increased current assets and current liabilities of the condensed consolidated balance sheets by the amount of the derecognized trade receivables, equal to 40,983 and 35,964 as at December 31, 2017 and 2016, respectively.

(m) Under Italian GAAP the Company records a tax contingent liability (income tax exposure) when it is probable that the liability has been incurred and the amount of the loss can be reasonably estimated.

Under US GAAP the Company recognizes the effects of an income tax position if it is more likely-than-not of being sustained.

There are no differences between the amounts recognized by the Company under US GAAP and the amounts recognized under Italian GAAP. However, Italian GAAP does not require the disclosure reported below.

The following table provides the movements in the liability for unrecognized tax benefits for the years ended December 31, 2017 and 2016:

Tax liability for unrecognized tax benefits	2017	2016

Balance, beginning of the year	735	279
- Additions based on tax positions related to the current year	—	—
- Additions for tax positions of prior years	—	541
- Foreign exchange	(18)	192
- Reductions due to statute of limitations expiration	(48)	(277)
- Settlements	(40)	—

Balance, end of year	629	735

Under US GAAP and Italian GAAP the Company recognized interest and penalties, accrued in relation to the uncertainties in income taxes disclosed above, in other income (expense), net. During the years ended December 31, 2017, 2016 and 2015, the Company recognized 20, 46 and 14 in interests and penalties, respectively. The total liability for interest and penalties as at December 31, 2017 and 2016 amounted to 316 and 520, respectively.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Under US GAAP and Italian GAAP the Company includes the provisions for income tax contingent liabilities under the line other liabilities of the non current part of the balance sheet. For the years ended December 31, 2017 and 2016 the above provisions for income tax contingent liabilities, including interests and penalties, amount to 945 and 1,255, respectively.

All of the unrecognized tax benefits, if recognized, would affect the effective tax rate.

The Company operates in many foreign jurisdictions. With no material exceptions, the Company and its major subsidiaries located in Romania and China are no longer subject to examination by tax authorities for years prior to 2013.

(n) Under Italian GAAP the Company recorded in its consolidated financial statements as of December 31, 2017 and 2016 the deferred tax liabilities amounting to 43 and 1,763, respectively related to the distribution of the portion of shareholders’ equity equal to the unremitted earnings and to the withholding tax due on unremitted earnings of foreign subsidiaries that will be distributed as dividends only for some subsidiaries, based on the circumstance that Natuzzi management has determined that the likelihood of distribution is more likely than not in the near term.

Under US GAAP the Company recognizes a deferred tax liability for temporary differences related to investments in foreign subsidiaries, unless it meets the indefinite reversal criteria. The Company does not meet the indefinite reversal criterion for any of its investments in foreign subsidiaries and as of December 31, 2017 and 2016 has recorded deferred tax liabilities due on such temporary differences. These deferred tax liabilities recorded in the US GAAP equity reconciliation as of December 31, 2017 and 2016 amount to 3,812 and 5,603, respectively.

Further, the effect of such deferred tax liabilities on the US GAAP net loss reconciliation for the years ended December 31, 2017, 2016 and 2015 amounts to a reduction of expense of 1,791 and 1,306 and an increase of expense of 656, respectively.

(o) Under Italian GAAP deferred tax assets and liabilities are classified as “current” or “non-current” according to the expected reversal date of the temporary difference.

Under US GAAP, deferred tax assets and liabilities are classified as “non-current”. The Company has reclassified to “non-current” for the years ended December 31, 2017 and 2016 the deferred tax assets amounting to 626 and to 1,100, respectively, and the deferred tax liabilities amounting to 48 and to 1,763, respectively.

(p) The consolidated statements of cash flows for the years ended December 31, 2017, 2016 and 2015 prepared by the Company under Italian GAAP is in conformity with US GAAP ASC Topic No. 230, Statement of Cash Flow (Formerly FASB Statement No. 95). In particular, as a consequence of the US GAAP difference reported in Note 31(l) above, according to US GAAP cash flows from operating activities and cash flows from financing activities are respectively lower and higher of 5,019, 9,511 and 26,453 as at December 31, 2017, 2016 and 2015 respectively.

Comprehensive Income — Comprehensive income/(loss) generally encompasses all changes in shareholders’ equity (except those arising from transactions with owners). The Company’s comprehensive loss under U.S. GAAP does not differ from its U.S. GAAP net loss indicated in Note 31.

Recently issued Accounting Pronouncements US GAAP — Recently issued but not yet adopted US Accounting pronouncements relevant for the Company are as follows:

In May 2014, the FASB issued ASU No. 2014-09, Revenue from contract with customers, which was further amended through various updates issued by the FASB thereafter. This topic converges the guidance within US GAAP and International Financial Reporting Standards (“IFRS”) and supersedes ASC Topic 605, Revenue Recognition. The core principle of the new standard is that a company should recognize revenue to depict the

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services and establishes a five step model to be applied by an entity in evaluating its contracts with customers. The new standard will become effective for annual reporting periods beginning after December 15, 2017. The Company will adopt the standard on January 1, 2018.

The new standard allows two permitted transition methods: the full retrospective method, in which case the standard would be applied to each prior reporting period presented, or the modified retrospective method, in which case the cumulative effect of applying the standard would be recognized at the date of initial application.

The Company elected to apply the modified retrospective approach only to contracts that are not completed as of the date of initial application. As a consequence, the cumulative effects deriving from the adoption of the new standard, calculated only to ongoing contracts with customers, will be recognized in retained earnings as of January 1, 2018.

The Company presents the calculation of net loss and shareholders’ equity in conformity with US GAAP under the note “Application of generally accepted accounting principles in the United States of America” of the Group’s annual report on Form 20-F. Considering the election of the modified retrospective approach to apply the new standard, comparative figures included in such note will continue to be presented according to previous applicable accounting standards. As for figures as of December 31, 2018, a new reconciling item is expected to be presented in the reconciliation of net loss, reconciliation of equity attributable to Natuzzi S.p.A. and subsidiaries, reconciliation of net sales and operating loss from Italian GAAP to US GAAP, according to the results of the analysis performed by the Company.

Since the issuance of the new standard by the FASB, the Company has analyzed the overall impacts of the standard, also considering the related considerations on the Group’s internal control system. In particular, as a starting point, the Company has reconsidered its revenue streams in order to obtain an understanding of how the new standard will affect each revenue stream and also performed a detailed contract analysis to identify the promised goods or services within such contracts and determined which of those goods and services could represent separate performance obligations, therefore eligible to be allocated a portion of the transaction price and be accounted separately.

The analysis performed resulted in the identification of some performance obligations that will be subject to a different recognition criteria as compared to current GAAP, as described below:

•	Service-type warranties, usually sold together with the Group’s products, represent, according to the new standard, services capable of being distinct. Such service-type warranties are currently recognized as revenues when sales occur, while, given new requirements, are to be recognized as performance obligations satisfied over time. They will therefore require a separate allocation of the transaction price, with related revenues to be recognized over the validity period of such warranties.

•	Revenues deriving from the sale of the Natuzzi Display System (“NDS”), and related slotting fees recognized to retailers for the purchase of NDS are currently recognized as sales/costs when they occur. The new provisions require them to be identified as performance obligations satisfied over time, with the need to defer over the length of the distribution contract both revenues and slotting fees.

Based on the Company’s assessment of the quantitative impacts of the application of the new standard, it will not have a material impact on the amounts reported in the Group’s consolidated financial statements. Indeed, as of year-end 2017, service-type warranties represent only 0.08% of net sales, and NDS sales and slotting fees represent only 0.59% of net sales and 0.50% of cost of sales, respectively. The Group has also implemented new controls and processes designed to meet the requirements of the standard and assessed the required new disclosures upon adoption.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

On January 5, 2016 the FASB issued ASU 2016 – 01, “Financial Instruments – Overall – Recognition and Measurement of Financial Assets and Financial Liabilities”. The amendments in this Update require all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). The amendments in this Update also require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. In addition, the amendments in this Update eliminate the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities and the requirement for to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet for public business entities. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. Early adoption is permitted. The adoption of this standard is not expected to have a material impact on the Company’s financial statements.

On February 25, 2016 the FASB issued ASU 2016 – 02, “Leases”, Topic 842. The amendments in this Update are to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. Early adoption is permitted. The Company has chosen not to early adopt this standard. The Company expects that the adoption of the standard will have a material impact on its consolidated financial statements due to the recognition of right-of-use assets and liabilities.

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”, which significantly changes the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life. Such new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted. The Company is evaluating the provisions of this standard, but it does not expect adoption to have a material impact on the Company’s consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments”, which addresses eight classification issues related to the statement of cash flows:

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

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

In October 2016, the FASB issued ASU 2016-16, “Income Taxes (Topic 740), Intra-Entity Transfers of Assets Other Than Inventory”, which requires companies to account for the income tax effects of intercompany sales and transfers of assets other than inventory (e.g., intangible assets) when the transfer occurs. That’s a change from today’s guidance, which requires companies to defer the income tax effects of intercompany transfers of assets until the asset has been sold to an outside party or otherwise recognized (e.g., depreciated, amortized, impaired). The new guidance will require companies to defer the income tax effects only of intercompany transfers of inventory. Such new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. Early adoption is permitted. The Company is evaluating the provisions of this standard, but it does not expect adoption to have a material impact on the Company’s consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230), Restricted Cash”, which requires entities to show the changes in the total of cash, cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows. As a result, entities will no longer present transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. Such new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. Early adoption is permitted. The Company is evaluating the provisions of this standard, but it does not expect adoption to have a material impact on the Company’s consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business”, which provides a new framework for determining whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. Early adoption is permitted. The adoption of this standard is not expected to have a material impact on the Company’s financial statements.

In January 2017, the FASB issued ASU 2017-04, “Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment”, which requires an entity to no longer perform a hypothetical purchase price allocation to measure goodwill impairment. Instead, impairment will be measured using the difference between the carrying amount and the fair value of the reporting unit. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15,2019. Early adoption is permitted. The adoption of this standard is not expected to have a material impact on the Company’s financial statements.

In February 2017, the FASB issued ASU 2017-05 “Other Income—Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20): Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets”, which clarifies the guidance in Subtopic 610-20 on accounting for derecognition of a nonfinancial asset. The ASU also defines in-substance nonfinancial assets and includes guidance on partial sales of nonfinancial assets. An entity is required to apply the amendments in this ASU at the same time that it applies ASU 2014-09. The Company will adopt this standard in fiscal year 2018 and does not expect it to have a material impact on the Company’s consolidated financial statements.

In May 2017, the FASB issued ASU 2017-10 “Service Concession Arrangements (Topic 853): Determining the Customer of the Operation Services”, which clarifies that the customer in a service concession arrangement is always the grantor. This ASU is effective at the same time as ASU 2014-09, Revenue from Contracts with Customers (Topic 606) (the new revenue standard). The Company will adopt this standard in fiscal year 2018 and does not expect it to have a material impact on the Company’s consolidated financial statements.

In August 2017, the FASB issued ASU 2017-12 “Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities”, which changes the recognition and presentation requirements of hedge accounting, including: (a) eliminating the requirement to separately measure and report hedge ineffectiveness; and (b) presenting all items that affect earnings in the same income statement line item as the hedged item.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The ASU also provides new alternatives for:

•	applying hedge accounting to additional hedging strategies;

•	measuring the hedged item in fair value hedges of interest rate risk;

•	reducing the cost and complexity of applying hedge accounting by easing the requirements for effectiveness testing, hedge documentation and application of the critical terms match method; and

•	reducing the risk of material error correction if a company applies the shortcut method inappropriately.

This ASU is effective for public business entities, for annual and interim periods in fiscal years beginning after December 15, 2018. Early adoption is permitted any time after the issuance of the ASU, including in an interim period. If adopted at other than the beginning of a fiscal year, cumulative effect adjustments are reflected as of the beginning of the fiscal year. The adoption of this standard will not have a material impact on the Company’s consolidated financial statements.

Recently issued Accounting Pronouncements Italian GAAP – Recently issued but not yet adopted Italian Accounting pronouncement relevant for the Company is as follows:

In March 2018, the Italian Accounting Profession (OIC) issued the revised accounting principle “OIC 11, Financial Statements – Aims and Assumption”, which updates the old “OIC 11” to appropriately reflect the recently issued accounting standards issued by the OIC in December 2016 and applicable for annual reporting periods beginning on or after January 1, 2016 (see note 2). This accounting standard is effective for annual and interim periods in fiscal years beginning on or after January 1, 2018. The adoption of this standard will not have a material impact on the Company’s consolidated financial statements.

32. Subsequent events

On March 22, 2018, the Company signed a joint-venture agreement with Jason Furniture (Hangzhou) CO., Ltd. (“Kuka”), a leading distributor of upholstered furniture in China. Such agreement, aimed to expand the Company’s retail network in the Chinese market, provides for an investment by Kuka in favor of the Group for 65,000, out of which:

•	35,000 represents a capital contribution towards the subsidiary Natuzzi Trading (Shanghai) CO., Ltd., increasing the share capital of this subsidiary, in exchange for 27.46% of subsidiary shares that will be subscribed by Kuka;

•	30,000 represents the purchase price for an additional 23.54 % of the subsidiary Natuzzi Trading (Shanghai) CO., Ltd shares currently owned by Natuzzi.

Following the transaction, Kuka will hold a 51% stake in Natuzzi Trading (Shanghai) CO., Ltd..

In addition, the agreement requires Natuzzi Trading (Shanghai) CO., Ltd. to purchase from Natuzzi S.p.A. the perpetual and exclusive distribution license for the “Natuzzi Italia”, “Natuzzi Editions” and other relevant trademarks, for a total cash consideration of 15,000.

The agreement is subject to the approval of Kuka’s shareholders’ and Chinese authorities and is scheduled to be finalized by August 22, 2018.

Exhibit Index

1.1	English translation of the by-laws (Statuto) of the Company, as amended and restated as of January 24, 2008 (incorporated by reference to Exhibit 1.1 to the Form 20-F filed by Natuzzi S.p.A. with the Securities Exchange Commission on June 30, 2008, file number 001-11854).

2.1	Deposit Agreement dated as of May 15, 1993, as amended and restated as of December 31, 2001, among the Company, The Bank of New York, as Depositary, and owners and beneficial owners of ADRs (incorporated by reference to the Form 20-F filed by Natuzzi S.p.A. with the Securities and Exchange Commission on July 1, 2002, file number 001-11854).

4.1	Agreement among the Ministry of Economic Development, Ministry of Labour and Social Policy, INVITALIA, the Region of Puglia, the Region of Basilicata, Natuzzi S.p.A., Confindustria and the Italian trade union and other entities named therein, dated as of October 10, 2013 (incorporated by reference to Exhibit 4.1 to the Form 20-F filed by Natuzzi S.p.A. with the Securities and Exchange Commission on April 30, 2014, file number 001-11854).

4.2	Addendum among the Ministry of Economic Development, Confindustria of Bari, Natuzzi S.p.A. and the trade unions named therein dated as of March 3, 2015, to the agreement dated as of October 10, 2013 (incorporated by reference to Exhibit 4.2 to the Form 20-F filed by Natuzzi S.p.A. with the Securities and Exchange Commission on April 30, 2015, file number 001-11854).

4.3	Two separate agreements, each among the Ministry of Labor, the Ministry of Economic Development, the Puglia Region, the Basilicata Region, Natuzzi S.p.A., Confindustria Bari and the Italian trade unions and other entities named therein, each dated as of March 3, 2015 (incorporated by reference to Exhibit 4.3 to the Form 20-F filed by Natuzzi S.p.A. with the Securities and Exchange Commission on April 30, 2015, file number 001-11854).

4.4	English translation of the Memorandum of Understanding between the Ministry of Labor and Social Policy, Natuzzi S.p.A. and the Italian trade unions (incorporated by reference to Exhibit 4.4 to the Form 20-F filed by Natuzzi S.p.A. with the Securities and Exchange Commission on May 23, 2016, file number 001-11854).

4.5	English translation of the Framework Agreement for Assignment of Receivables between Natuzzi S.p.A. and Muttley S.r.l., dated July 9, 2015 (incorporated by reference to Exhibit 4.5 to the Form 20-F filed by Natuzzi S.p.A. with the Securities and Exchange Commission on May 23, 2016, file number 001-11854).

4.6	English translation of agreement among the individuals named therein, dated as of March 27, 2017 (incorporated by reference to Exhibit 4.6 to the Form 20-F filed by Natuzzi S.p.A. with the Securities and Exchange Commission on May 1, 2017, file number 001-11854).

4.7	English translation of agreement among the individuals named therein, dated as of March 27, 2017 (incorporated by reference to Exhibit 4.7 to the Form 20-F filed by Natuzzi S.p.A. with the Securities and Exchange Commission on May 1, 2017, file number 001-11854).

4.8	English translation of the Joint Venture Contract between Natuzzi S.p.A. and Jason Furniture (Hangzhou) CO., Ltd., dated March 22, 2018, portions of which have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.9	English translation of the Agreement for the Sale and Purchase and Subscription of Shares in Natuzzi Trading (Shanghai) Co, Ltd., dated March 22, 2018.

8.1	List of Significant Subsidiaries.

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURE

The registrant, Natuzzi S.p.A., hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NATUZZI S.p.A.

By	/s/ Pasquale Natuzzi
Name: Pasquale Natuzzi
Title: Chief Executive Officer

Date: April 30, 2018