Form 20-F
period 2018-12-31
NATUZZI S P A
filed 2019-04-30
CIK 900391

Natuzzi S.p.A

Annual Report on Form 20-F

2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended: December 31, 2018

Commission file number: 001-11854

NATUZZI S.p.A.

(Exact name of Registrant as specified in its charter)

Republic of Italy

(Jurisdiction of incorporation or organization)

Via Iazzitiello 47, 70029, Santeramo in Colle, Bari, Italy

(Address of principal executive offices)

Mr. Pietro Direnzo

Tel.: +39 080 8820 812; pdirenzo@natuzzi.com; Via Iazzitiello 47, 70029 Santeramo in Colle, Bari, Italy

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing five Ordinary Shares	New York Stock Exchange
Ordinary Shares, with a par value of €1.00 each*	New York Stock Exchange*

*Not for trading, but only in connection with registration of American Depositary Shares

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2018 54,853,045 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17     ☐   Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

i

ii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this annual report on Form 20-F (the “Annual Report”), references to “€” or “Euro” are to the Euro and references to “U.S. dollars,” “dollars,” “U.S.$” or “$” are to United States dollars.

Amounts stated in U.S. dollars, unless otherwise indicated, have been translated from the Euro amount by converting the Euro amounts into U.S. dollars at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) for euros on December 31, 2018 of U.S.$ 1.1456. The foreign currency conversions in this Annual Report should not be taken as representations that the foreign currency amounts actually represent the equivalent U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated.

The consolidated financial statements of the Natuzzi S.p.A. as at December 31, 2018 and 2017, and the consolidated statement of financial position as at January 1, 2017 have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), including interpretations issued by the IFRS Interpretations Committee (IFRS IC) applicable to companies reporting under IFRS. The consolidated financial statements as at December 31, 2018 are the Group’s first set of consolidated financial statements prepared in accordance with IFRS and IFRS 1 “First-time Adoption of International Financial Reporting” has been applied.

The annual audited consolidated financial statements contained in this annual report are the Company’s first consolidated financial statements prepared in accordance with IFRS. Historical financial results as of and for the year ended December 31, 2017 have been adjusted based on IFRS, which differs from the results included in our annual reports on Form 20-F for the year ended December 31, 2017. In addition, no consolidated financial statements and no financial information prepared in accordance with IFRS for the year ended December 31, 2016 have been included in this annual report. See Notes 1 and 43 to the Consolidated Financial Statements included in Item 18 of this Annual Report.

All discussions in this Annual Report are in relation to IFRS, unless otherwise indicated.

In this Annual Report, the term “seat” is used as a unit of measurement. A sofa consists of three seats; an armchair consists of one seat.

The terms “Natuzzi,” “Natuzzi Group”, “Company,” “Group,” “we,” “us,” and “our,” unless otherwise indicated or as the context may otherwise require, mean Natuzzi S.p.A. and its consolidated subsidiaries.

None of the websites referred to in this Annual Report, including where a link is provided, nor any of the information contained on such websites is incorporated by reference in this Annual Report.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Selected Financial Data

The following table sets forth selected consolidated financial data for the periods indicated and is qualified by reference to, and should be read in conjunction with, the Consolidated Financial Statements and the notes thereto included in Item 18 of this Annual Report and the information presented under “Operating and Financial Review and Prospects” included in Item 5 of this Annual Report. The statements of profit or loss and statements of financial position data presented below have been derived from the Consolidated Financial Statements.

The consolidated financial statements of Natuzzi S.p.A. as at December 31, 2018 and 2017, and the consolidated statement of financial position as at January 1, 2017 have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), including interpretations issued by the IFRS Interpretations Committee (IFRS IC) applicable to companies reporting under IFRS. The consolidated financial statements as at December 31, 2018 are the Group’s first set of consolidated financial statements prepared in accordance with IFRS and IFRS 1 “First-time Adoption of International Financial Reporting” has been applied.

Being a first-time adopter, the Group restated the 2017 consolidated financial statements for comparative purposes, in order to present the effect of the adoption of the IFRS. Historical financial results as of and for the year ended December 31, 2017 have also been adjusted based on IFRS, which differs from the results included in our annual reports on Form 20-F for the year ended December 31, 2017. The Group’s date of transition to the IFRS is January 1, 2017 and its first set of consolidated financial statements prepared in accordance with the IFRS is that as at and for the year ended December 31, 2018. Note 43 to the Consolidated Financial Statements included in Item 18 of this Annual Report describes the effects of the transition from the generally accepted accounting principles in the Republic of Italy (“Italian GAAP”) to the IFRS and presents the related reconciliation schedules.

Since these are our first audited consolidated financial statements prepared in accordance with IFRS, pursuant to the transitional relief granted by the U.S. Securities and Exchange Commission in respect of the first-time adoption of IFRS, we have only provided financial statements and financial information for the financial years ended December 31, 2018, 2017 and January 1, 2017. Financial data as of and for the years ended December 31, 2014, 2015 and 2016 derived from our consolidated financial statements prepared in accordance with the generally accepted accounting principles in the Republic of Italy (“Italian GAAP”) have not been included below, and no consolidated financial statements and no financial information prepared in accordance with IFRS for the year ended December 31, 2016 have been included in this annual report. See Notes 1 and 43 to the Consolidated Financial Statements included in Item 18 of this Annual Report.

	2018	2018	2017
	(millions of dollars, except per Ordinary Share)(1)	(millions of euro, except per Ordinary Share)
Consolidated Statement of Profit or Loss data:
Revenue	505.0	428.5	448.9
Cost of sales	(363.2)	(308.2)	(318.4)
Gross profit	141.8	120.3	130.5
Other income	7.0	5.9	1.6
Selling expenses	(135.5)	(115.0)	(118.2)
Administrative expenses	(41.6)	(35.3)	(36.1)
Impairment on trade receivables	(0.8)	(0.7)	(1.5)
Other expenses	(0.7)	(0.6)	(0.2)
Operating loss	(29.9)	(25.4)	(23.9)
Finance income	0.5	0.4	1.2
Finance costs	(6.6)	(5.6)	(6.3)
Net exchange rate gains / (losses)	(4.6)	(3.9)	1.1
Gains from disposal and loss of control of a subsidiary	88.9	75.4	0.0
Net finance income/(costs)	78.1	66.3	(4.0)
Share of profit/(loss) of equity-method investees	(0.4)	(0.3)	0.0
Profit/(loss) before tax	47.8	40.6	(27.9)
Income tax expense	(8.8)	(7.5)	(2.9)
Profit/(Loss) before non-controlling interests	39.0	33.1	(30.8)
Non-controlling interests	(0.2)	(0.2)	(0.4)
Profit/(Loss) for the year	39.2	33.3	(30.4)
Profit/(Loss) per ordinary share (basic and diluted)	0.72	0.61	(0.55)
Weighted average number of Ordinary Shares Outstanding	54,853,045	54,853,045	54,853,045
Consolidated Statement of Financial Position Data(3):
Current assets	$180.8	€207.1	€206.6
Total assets	325.3	372.7	332.5
Current liabilities	147.0	168.4	154.9
Long-term borrowings	9.1	10.4	20.9
Non-controlling interests	1.4	1.6	2.0
Shareholders’ equity attributable to Natuzzi S.p.A. and Subsidiaries(2)	119.2	136.5	102.5
Net Assets	120.6	138.2	104.5

1)

Consolidated Statement of Profit or Loss amounts are converted from euros into U.S. dollars by using the average Federal Reserve Bank of New York Euro exchange rate for 2018 of U.S.$ 1.1785 per 1 Euro. Consolidated Statement of financial position amounts are converted from euros into U.S. dollars using the Noon Buying Rate of U.S.$ 1.1456 per 1 Euro as of December 31, 2018. Source: Bloomberg (USCFEURO Index).

2)

Share capital as of December 31, 2018 and 2017 amounted to €54.9 million and €54.9 million, respectively. Shareholder’s Equity represents the Total Equity attributable to Natuzzi S.p.A. and its subsidiaries.

3)

Consolidated Statement of Financial Position data as of January 1, 2017 were as follows: Current assets: €226.1 million; Total assets: €356.4 million; Current liabilities: €155.2 million; Long-term borrowings: €6.3 million; Non-controlling interests: €3.4 million; Shareholders’ equity attributable to Natuzzi S.p.A. and Subsidiaries: €140.6 million; Net Assets: €144.0 million.

Exchange Rates

The following table sets forth, for each of the periods indicated, the Noon Buying Rate for the Euro expressed in U.S. dollars per Euro.

Year:	Average(1)	At Period End
2014	1.3210	1.2101
2015	1.1032	1.0859
2016	1.1029	1.0552
2017	1.1396	1.2022
2018	1.1785	1.1456

Month ending on:	High	Low
31-Oct-2018	1.1594	1.1332
30-Nov-2018	1.1459	1.1281
31-Dec-2018	1.1456	1.1300
31-Jan-2019	1.1524	1.1322
28-Feb-2019	1.1474	1.1268
31-Mar-2019	1.1376	1.1214
Through April 19, 2019	1.1304	1.1186

(1)

The average of the Noon Buying Rates for the relevant period, calculated using the average of the Noon Buying Rates on the last business day of each month during the period. Source: Federal Reserve Statistical Release on Foreign Exchange Rates–Historical Rates for Euro Area; Bloomberg (USCFEURO Index).

The effective Noon Buying Rate on April 19, 2019 was U.S.$ 1.1246 to 1 Euro.

Risk Factors

Investing in the Company’s ADSs involves certain risks. You should carefully consider each of the following risks and all of the information included in this Annual Report.

The Group has a recent history of losses; the Group’s future profitability, financial condition and ability to maintain adequate levels of liquidity depend, to a large extent, on its ability to overcome macroeconomic and operational challenges — In 2018, the Group reported a profit of €33.1 million, mainly as a result of a €75.4 million gain following the finalization of the joint venture in China which occurred in July 2018. See Note 10 to the Consolidated Financial Statements included in Item 18 of this Annual Report. During the same year, the Group reported an operating loss of €25.5 million. In 2017, the Group reported a loss of €30.8 million and an operating loss of €24.0 million, mainly resulting from both external factors and new operational challenges. See “Item 5. Operating and Financial Review and Prospects.” During the 2013-2016 period, the Company implemented an intensive restructuring of its operations that led to an improving trend in its results.

In 2017 and 2018, the Group concentrated its efforts on the expansion of the Group’s retail network of monobrand stores, both directly operated and franchised. This activity required significant upfront costs at both the regional and HQ level. Most of the newly opened mono-brand stores were not fully productive during the first months of their openings in 2017 and 2018 and, therefore, investments in the retail and marketing organization were, at the beginning, not adequately returned by sales. While the Group expects the new directly-operated stores will progressively improve in productivity to absorb such up-front costs, there is a chance that these investments will not be recouped.

As in previous years, the Group continues to operate in a persistently difficult macroeconomic environment affecting the furniture industry (particularly evident in some mature markets, such as Europe), which includes weak economic activity in certain Euro-zone countries.

In response to this difficult macroeconomic environment, in 2014, the Group launched a transformation plan which was aimed at restructuring the Group’s operations, by reducing our Italian workforce. In 2017 and 2018, the Company faced redundant workforce related challenges. See “Item 5. Operating and Financial Review and Prospects.” The Group may continue to be affected by difficult macroeconomic conditions and may face operational challenges going forward.

In addition, during the last seven years, pursuant to our obligations under the Italian Reorganization Agreements (as defined in Item 10. Additional Information—Material Contracts” below), the Group incurred aggregate financial obligations in the amount of € 42.8 million (€1.4 million, €16.9 million, €4.5 million, €4.5 million, €13.5 million, €1.4 million and €0.6 million for years 2018, 2017, 2016, 2015, 2014, 2013 and 2012, respectively) in connection with an incentive program aimed at reducing redundant employees.

Despite these incentive payments, the Group increased its cash and cash equivalents from €52.5 million at the end of 2015 to €65.0 million at the end of 2016. This positive result was due to benefits deriving from the Transformation Plan and improvements in efficiency, trade receivables securitizations and other improvements in net working capital, despite declining sales. 2016 was also characterized by an increase in financial credit lines that were initially granted by financial institutions in 2015 on both a short and long-term basis. In 2017, for the reasons highlighted above, cash and cash equivalents decreased to €55.0 million from €65.0 million at the end of 2016. Group’s Net Financial Position was equal to €3.3 million at the end of 2017, from €28.9 million in 2016. Group’s Net Financial Position was equal to €6.0 million at the end of 2018, from €3.3 million in 2017. In 2018, cash and cash equivalents were €62.1 million, mainly as a result of the joint venture signed in July 2018. See “Item 5. Operating and Financial Review and Prospects.”

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

The Group has redundant workers at its Italian operations. This remains an unresolved issue and the management of such redundant workers may not be successful and therefore, could significantly impact our operations, earnings and liquidity in the foreseeable future — In May 2017, the Italian Supreme Court rejected the Company’s appeal of a lawsuit brought by two former employees of the Company relating to the implementation of the Cassa Integrazione Guadagni Straordinaria (“CIGS”), an Italian temporary lay-off program, ruling in favor of the plaintiffs. As a result of this decision, the Company accrued €9.3 million in the “Provision for legal claims” included in the “Provisions (non current)” caption of the Company’s Statement of financial position. In addition, in October 2016 the Company laid off 176 workers as part of an organization restructuring, 166 of which were then re-employed in the second half of 2017 as the Bari Labor Court deemed the dismissals to have been carried out improperly. In this regard, in December 2017, the Company reached an agreement with the Italian institutions representing these workers to extend the scope of the Solidarity Agreement (as defined below) in order to reduce the impact of the re-employments in 2018.

In December 2018, subject to obtaining any applicable authorizations, the Company, along with the Trade Unions and relevant Italian authorities, agreed to extend the current Solidarity Agreement (reduced-work schedules) for a one-year period ending in December 2019. In addition, parties signed an agreement to allow the Company to benefit from a temporary workforce reduction program, involving up to 491 employees, for a period of 24 months, called CIGS “Cassa Integrazione Guadagni Straordinaria”, in order to support the reorganization process. Furthermore, the parties involved agreed upon setting up an Incentive Plan for staff who would voluntarily terminate their employment relationship in 2019. For further information, please see Note 21 of the Consolidated Financial Statements included in Item 18 of this Annual Report for the amounts accrued by the Company for the probable contingent liability related to legal procedures initiated by several third parties as result of past events.

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

More generally, there are many risks to the global macro-economic outlook in 2019, including (among other things) monetary policy uncertainty; geopolitical tensions globally; political tensions in Europe; unsolved sovereign debt issues in many southern European countries; threats to globalization by renewed protectionism, including rising trade tensions stemming from between the U.S. and China regarding trade relations and tariffs; the lack of progress in Brexit negotiations raising the risk of a disruptive exit with potential far-reaching consequences including the imposition of potential trade barriers, custom duties, logistic issues and restrictions to the free movement of goods and people; high levels of government, corporate and consumer indebtedness in various countries (including high levels of indebtedness in emerging markets) and a potentially significant slowdown in Chinese growth.

In the EU, in particular, despite measures taken by several governments and monetary authorities to provide financial assistance to certain Eurozone countries and to avoid default on sovereign debt obligations, concerns persist regarding the debt burden of several countries. These concerns, along with the significant fiscal adjustments carried out in several countries, intended to manage sovereign credit risk, have led to further pressure on economic growth and may lead to new periods of recession. Furthermore, a resurgence of the sovereign debt crisis in Europe could diminish the banking industry’s ability to lend to the real economy, thus creating a negative spiral of declining production, higher unemployment and a weakening financial sector.

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

These difficult and uncertain conditions could continue to affect our sales and earnings in the future. Sales of residential furniture are impacted by downturns in the general economy primarily due to decreased discretionary spending by consumers.

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

The Group’s ability to generate the significant amount of cash needed to service our debt obligations and comply with our other financial obligations, and our ability to refinance all or a portion of our indebtedness or obtain additional financing depends on multiple factors, many of which may be beyond our control — Our ability to make scheduled payments due on our existing and anticipated debt obligations and on our other financial obligations, and to refinance and to fund planned capital expenditure and development efforts will depend on our ability to generate cash. See “— The Group has a recent history of losses; the Group’s future profitability, financial condition and ability to maintain adequate levels of liquidity depend to a large extent on its ability to overcome macroeconomic and operational challenges.” We will need to generate sufficient operating cash flow from our operations to service our current and future projected indebtedness. Our ability to obtain cash to service our existing and projected debts is subject to a range of economic, financial, competitive, legislative, regulatory, business and other factors, many of which are beyond our control. We may not be able to generate sufficient cash flow from our operations to satisfy our existing and projected debt and other financial obligations, in which case, we may have to undertake alternative financing plans, sell assets, reduce or delay capital investments, or seek to raise additional capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the financial markets and our financial condition at such time. To the extent we have borrowings under bank overdrafts and short-term borrowings that are payable upon demand or which have short maturities to repay or refinance such amounts on short notice, which may be difficult to do on acceptable financial terms or at all.

At December 31, 2018, we had €35.1 million of bank overdraft and short-term borrowings outstanding. In addition, while we had €62.1 million of cash and cash equivalents at December 31, 2018, 29.4% of this amount was held by our Chinese subsidiaries, which can be paid to us incurring withholding taxes. We cannot assure you that any refinancing or restructuring would be possible, that any assets could be sold, or, if sold, of the timing of the sales or the amount of proceeds that would be realized from those sales. We cannot assure you that additional financing could be obtained on acceptable terms, if at all, or would be permitted under the terms of our various debt instruments then in effect. Our failure to generate sufficient cash flow to satisfy our existing and projected debt obligations, or to refinance our obligations on commercially reasonable terms, would have an adverse effect on our business, financial condition and results of operations.

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

The Group’s operations have benefited in 2018 and in previous years from temporary work force reduction programs that, if not continued, may have an impact on the Group’s future performance — Due to the persistently difficult business environment that has negatively affected the Group’s sales performance over the years, the Company has in recent years entered into a series of agreements with Italian trade unions and the relevant Italian Ministry pursuant to which government funds have been used to pay a substantial portion of the salaries of redundant workers who are subject to either layoffs (as in the case of Cassa Integrazione Guadagni Straordinaria, or “CIGS,” an Italian temporary lay-off program) or reduced work schedules (as in the case of the Solidarity Agreement, as defined below).

The agreements signed in recent years have been important. Between October 2013 and October 2015, 500 blue collar workers voluntarily terminated their employment with Company, which led to a gradual reduction of redundant structural staff.

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

In December 2018, subject to obtaining any applicable authorizations, the Company, along with the Trade Unions and Italian relevant authorities agreed to extend the Solidarity Agreement (reduced-work schedules) in force for a one-year period ending in December 2019. In addition, parties signed an agreement to allow the Company to benefit from a temporary workforce reduction program, called CIGS, involving up to 491 employees, for a period of 24 months in order to support the reorganization process. For further information, please see “Item 5. Operating and Financial Review and Prospects”.

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

We may not execute our Budget, successfully or in a timely manner, which could have a material adverse effect on our results of operations or on our ability to achieve the objectives set forth in our plans — On February 8, 2019, the Board of Directors adopted a budget for 2019. As set out in this Budget, we expect a slight return to profitability, by consolidating investments made in the retail business through the expansion of our mono-brand stores (either directly or franchised operated) as well as focusing primarily on a few selected primary customers with reference to our unbranded business, while continuing to implement efficiency recovery actions in manufacturing and supply chain and a general cost control activity. The profitability of our operations depends on the successful and timely execution of the Budget. The failure to successfully and timely achieve these objectives could result in a failure to reduce costs and improve sales and, hence, generate losses for the Group.

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

In addition, with the vast majority of our revenue deriving from the sale of leather-upholstered furniture, consumers have the choice of purchasing upholstered furniture in a wide variety of styles and materials, and consumer preferences may change. There can be no assurance that the current market for leather-upholstered furniture will grow consistent with our internal projections or that it will not decline.

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

Market competition may also force the Group to reduce prices and margins, thereby negatively affecting its cash flows.

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

We have identified a material weakness in our internal control over financial reporting which, if not remediated, could have a material adverse effect on our reputation, business or ADS price — In reviewing the accounting for the significant unusual transaction (“SUT”) we completed in 2018 as part of a joint venture agreement with Kuka Furniture (Ningbo) Co., Ltd. (“Kuka”) (see Note 10 to our consolidated financial statements included in Item 18 of this Annual Report on Form 20-F), our management identified a deficiency in the effectiveness of our internal control over financial reporting. The deficient internal control was intended to properly document and review (i) the appropriate accounting under IFRS of the recognition of revenue from the licensing of Natuzzi’s trademarks to the joint venture Natuzzi Trading Shanghai (IFRS 15, B58) and (ii) the appropriate classification under IFRS of Natuzzi Trading Shanghai as a joint venture of Natuzzi S.p.A.

As described under “Item 15. Controls and Procedures”, an inappropriate accounting policy was identified and corrected before finalization and publication of our unaudited consolidated results as at and for the three months and full year ended December 31, 2018. Nonetheless, our management has concluded that the deficiency constitutes a material weakness in our internal control over financial reporting and, as a result, internal control over financial reporting was not effective as at December 31, 2018.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our consolidated financial statements will not be prevented or detected on a timely basis.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. We cannot assure you that additional material weaknesses in our internal control over financial reporting will not arise in the future.

We have developed a plan to remediate this material weakness and believe, based on our evaluation to date, that this material weakness will be remediated on a timely basis in 2019. Nevertheless, we cannot assure you that this will occur within the contemplated timeframe. If we are unable to remediate the material weakness, our ability to record, process and report financial information accurately, and to prepare financial statements within the time periods specified by the rules and forms of the Securities and Exchange Commission, could be adversely affected. The occurrence of or failure to remediate the material weakness may, in the event of similar significant unusual transactions in the future, have a material adverse effect on our reputation and business and the market price of our ADSs and any other securities we may issue.

Fluctuations in currency exchange rates and interest rates may adversely affect the Group’s results — The Group conducts a substantial part of its business outside of the Euro-zone and is exposed to market risks stemming from fluctuations in currency and interest rates. In particular, an increase in the value of the Euro relative to other currencies used in the countries in which the Group operates has in the past, and may in the future, reduce the relative value of the revenues from its operations in those countries, and therefore may adversely affect its operating results or financial position, which are reported in Euro. In addition to this risk, the Group is subject to currency exchange rate risk to the extent that its costs are denominated in currencies other than those in which it earns revenues. In 2018, 64% of the Group’s revenue and almost 46% of its costs were denominated in currencies other than the Euro. The Group also holds a substantial portion of its cash and cash equivalents in currencies other than the Euro, including a large amount in Chinese Yuan (CNY or RMB, hereafter) received as compensation for the relocation of its Chinese manufacturing plant in 2011. The Group is therefore exposed to the risk that fluctuations in currency exchange rates may adversely affect its results, as has been the case in recent years. During 2018 through the first part of 2019, the foreign exchange markets have been subject to a high degree of volatility, with the Euro currency strengthening over the major currencies, US dollar in particular, in which the Group sells its products.

In addition, foreign exchange movements might also negatively affect the relative purchasing power of our clients which could also have an adverse effect on our results of operations.

Although we seek to manage our foreign currency risk in order to minimize negative effects from rate fluctuations, including through hedging activities, there can be no assurance that we will be able to do so successfully. Therefore, our business, results of operations and financial condition could be adversely affected by fluctuations in market rates, particularly if these highly volatile market conditions persist.

In the normal course of business, the Group also faces risks that are either non-financial or non-quantifiable. Such risks principally include country risk, credit risk and legal risk. For more information about currency and interest rates risks, see Item 11, “Quantitative and Qualitative Disclosures about Market Risk.”

The Group faces risks associated with its international operations — The Group is exposed to risks arising from its international operations, including changes in governmental regulations, tariffs or taxes and other trade barriers, price, wage and currency exchange controls, political, social, and economic instability in the countries where the Group operates, inflation and exchange rate and interest rate fluctuations. Any of these factors could have a material adverse effect on the Group’s results.

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

The Group has opened manufacturing operations in China, Brazil and Romania and in some cases was granted tax benefits and export incentives by the respective governmental authorities in those countries. There can be no assurance that the Group will benefit from such tax benefits or export incentives in connection with future investments.

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

The price of the Group’s principal raw materials is difficult to predict — In 2018, 83% of the Group’s total upholstered net sales came from leather-upholstered furniture sales. The acquisition of cattle hides represented approximately 18% of 2018 total cost of goods sold. The dynamics of the raw hides market are dependent on the consumption of beef, the levels of worldwide slaughtering, worldwide weather conditions and the level of demand in a number of different sectors, including footwear, automotive, furniture and clothing.

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

Changes in tax laws may affect our results — We are subject to income taxes in Italy and other jurisdictions. Changes in tax laws, regulations, or administrative practices in those jurisdictions, such as the recently-enacted U.S. tax reform legislation commonly referred to as the U.S. Tax Cuts and Jobs Act of 2017 (the “2017 Tax Act”) could affect our financial position and results of operations. The 2017 Tax Act has significantly changed the U.S. federal income tax rules applicable to U.S. corporations, including by reducing the maximum statutory corporate income tax rate from 35% to 21% as of January 1, 2018. Accounting for the income tax effects of the 2017 Tax Act requires significant judgments in interpretation of its provisions, which may be affected by additional guidance that may be issued by the U.S. Treasury Department, the IRS, and standards-setting bodies. We have completed our evaluation of the impact of the 2017 Tax Act on our U.S. operations and no material impact has arisen for the 2017 and 2018 financial statements.

Investors may face difficulties in protecting their rights as shareholders or holders of ADSs — The Company is incorporated under the laws of the Republic of Italy. As a result, the rights and obligations of its shareholders and certain rights and obligations of holders of its ADSs (as defined below) are governed by Italian law and the Company’s statuto (or the By-laws). These rights and obligations are different from those that apply to U.S. corporations. Furthermore, under Italian law, holders of ADSs have no right to vote the shares underlying their ADSs; however, pursuant to the Deposit Agreement (as defined below), ADS holders do have the right to give instructions to BNY Mellon, National Association (“BNY” or the “Depositary”) the ADS depositary, as to how they wish such shares to be voted. For these reasons, the Company’s ADS holders may find it more difficult to protect their interests against actions of the Company’s management, board of directors or shareholders than they would if they were shareholders of a company incorporated in the United States.

One shareholder has a controlling stake of the Company — Mr. Pasquale Natuzzi, who founded the Company and is currently CEO and chairman of the Board of Directors, beneficially owns, as of April 19, 2019, an aggregate amount of 30,967,521 ordinary shares of the Company (the “Ordinary Shares”), representing 56.5% of the Ordinary Shares outstanding (61.6% of the Ordinary Shares outstanding if the Ordinary Shares owned by members of Mr. Natuzzi’s immediate family—the “Natuzzi Family”—are aggregated). As a result, Mr. Natuzzi has the ability to exert significant influence over our corporate affairs and to control the Company, including its management and the selection of its board of directors. Since December 16, 2003, Mr. Natuzzi has held his entire beneficial ownership of Natuzzi S.p.A. shares through INVEST 2003 S.r.l., an Italian holding company wholly-owned by Mr. Natuzzi and with its registered office located at Via Gobetti 8, Taranto, Italy.

In addition, under the Deposit Agreement dated as of May 15, 1993, as amended and restated as of December 23, 1996, and as of December 31, 2001 (the “Deposit Agreement”), among the Company, the Depositary, and owners and beneficial owners of American Depositary Receipts (“ADSs”), the Natuzzi Family has a right of first refusal to purchase all the rights, warrants or other instruments which BNY Mellon, as Depositary under the Deposit Agreement, determines may not lawfully or feasibly be made available to owners of ADSs in connection with each rights offering, if any, made to holders of Ordinary Shares.

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

The Italian financial transaction tax (the “IFTT”) applies with respect to trades entailing the transfer of (i) shares or equity-like financial instruments issued by companies resident in Italy, such as the Ordinary Shares; and (ii) securities representing the shares and financial instruments under (i) above (including depositary receipts such as the ADSs), regardless of the residence of the issuer. The IFTT may also apply to the transfer of Ordinary Shares and ADSs by a U.S. resident. The IFTT does not apply to companies having an average market capitalization lower than €500 million in the month of November of the year preceding the year in which the trade takes place. In order to benefit from this exemption, companies whose securities are listed on a foreign regulated market, such as the Company, need to be included on a list published annually by the Italian Ministry of Economy and Finance. The Company is not included in the list published on December 19, 2018 for transactions to be carried out in 2019. As a result of the IFTT, investors in the Ordinary Shares and ADSs may be exposed to increased transaction costs. See “Taxation—Other Italian Taxes—The Italian Financial Transaction Tax.”

ITEM 4. INFORMATION ON THE COMPANY

Introduction

History and development of the company — Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is Italy’s largest furniture house and one of the most important global player in the furniture industry with an extensive manufacturing footprint and a global retail network. Natuzzi is the best known lifestyle brand in the global furniture industry (Brand Awareness Monitoring Report—Ipsos 2016). Continuous stylistic research, creativity, innovation, solid craftsmanship and industrial know-how and integrated management throughout the entire value chain are the mainstays that have made Natuzzi one of the few players with global reach in the furniture market. Natuzzi S.p.A. has been listed on the New York Stock Exchange since May 13, 1993. Always committed to social responsibility and environmental sustainability, Natuzzi is ISO 9001 and 14001 certified (Quality and Environment), OHSAS 18001 certified (Safety on the Workplace) and FSC® certified (Forest Stewardship Council). The Company first targeted the U.S. market in 1983 and subsequently began entering other European markets. Natuzzi continues to focus its attention on Brazil, Russia, India, China and other developing markets. Currently, the distribution network covers approximately 100 countries on five continents.

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

As of March 31, 2019, the Group distributed its products as follows:

—

Natuzzi Italia: 220 Natuzzi Italia stores (of which 39 are directly operated by the Group), 12 Natuzzi Italia concessions (store-in-store points of sale, directly managed by the Mexican subsidiaries of the Group, having closed in the first part of 2019 all the concessions managed by the Company’s subsidiary located in the UK), and Natuzzi Italia galleries (store-in-store points of sales managed by independent partners). The Natuzzi Re-vive® is an iconic product of Natuzzi Italia that is sold and distributed in over 80 different markets.

—	“Natuzzi Editions”: 257 stores (of which 15 are located in Italy through the Divani&Divani by Natuzzi retail chain directly managed by the Group) and galleries.

—

Private label: includes our unbranded and Softaly products and is currently marketed in North America, Europe, Brazil and the Asia-Pacific region principally through a selected number of furniture retailers.

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

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is www.sec.gov. The Company’s Internet address is natuzzi.com

Organizational Structure

Natuzzi S.p.A. is the parent company of the Natuzzi Group. As of March 31, 2019, the Company’s principal operating subsidiaries were:

Name	Percentage of ownership	Registered office	Activity
Italsofa Nordeste S/A	100.00	Salvador de Bahia, Brazil	(1)
Natuzzi (China) Ltd.	100.00	Shanghai, China	(1)
Italsofa Romania S.r.l.	100.00	Baia Mare, Romania	(1)
Natco S.p.A.	99.99	Santeramo in Colle, Italy	(2)
I.M.P.E. S.p.A.	100.00	Bari, Italy	(3)
Nacon S.p.A.	100.00	Santeramo in Colle, Italy	(4)
Lagene S.r.l.	100.00	Santeramo in Colle, Italy	(4)
Natuzzi Americas Inc.	100.00	High Point, North Carolina, USA	(4)
Natuzzi Iberica S.A.	100.00	Madrid, Spain	(4)
Natuzzi Switzerland AG	100.00	Dietikon, Switzerland	(4)
Natuzzi Germany Gmbh	100.00	Köln, Germany	(4)
Natuzzi Japan KK	100.00	Tokyo, Japan	(4)
Natuzzi Services Limited	100.00	London, UK	(4)
Natuzzi Russia OOO	100.00	Moscow, Russia	(4)
Natuzzi India Furniture PVT Ltd.	100.00	New Delhi, India	(4)
Natuzzi Florida LLC	51.00	High Point, North Carolina, USA	(4)
Natmex S.DE.R.L.DE.C.V	99.00	Mexico City, Mexico	(4)
Natuzzi France S.a.s.	100.00	Paris, France	(4)
Softaly (Furniture) Shanghai Co. Ltd.	96.50	Shanghai, China	(4)
Natuzzi Netherlands Holding	100.00	Amsterdam, Holland	(5)
New Comfort S.r.l.	100.00	Santeramo in Colle, Italy	(6)
Italsofa Shanghai Ltd.	96.50	Shanghai, China	(6)
Natuzzi Trade Service S.r.l.	100.00	Santeramo in Colle, Italy	(6)
Natuzzi Oceania PTI Ltd.	100.00	Sydney, Australia	(6)

(1)	Manufacture and distribution
(2)	Intragroup leather dyeing and finishing
(3)	Production and distribution of polyurethane foam
(4)	Services and distribution
(5)	Investment holding
(6)	Dormant

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

Additionally, we launched a new Group organization in July 2016 based on two business models and two Divisions (Natuzzi Division and Softaly Division). Such strategy has stayed consistent throughout 2017 and 2018.

1) The Natuzzi Division — The Natuzzi Division has further developed its strategy as a widely-recognized, global consumer brand whose footprint has existed for the past 10 years.

In 2018 the Natuzzi Division executed its plan to evolve into a direct-to-consumer business model, both organizationally and operationally.

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

With regard to customer acquisition worldwide, the direct-to-consumer business model has been accelerated through a wide set of actions, which included:

—	fine tuning the retail format

•	scaling the retail format of Natuzzi Italia stores in USA, EMEA and China;

•	launching the retail format of Natuzzi Editions stores also in EMEA and USA;

•	redesigning the retail format of Divani&Divani by Natuzzi stores and preparing an accelerated expansion in 2019.

—	evolving the Merchandising Strategy of each format, in order to maximize both margins by product category and sales per square foot;

—	launching new Brand campaigns for each brand;

—	reaching out to consumers through the digital engagement, which includes:

•	corporate websites for each brand;

•	social media and digital campaigns;

•	a cutting-edge HD 3D product configurator, both online and in-store;

—	evolving the marketing strategy from price-driven into value-driven promotions, which contributed to lower discounts and higher margins;

—	redesigning the store experience across each format, in terms of layout, customer journey and visual merchandising;

—	rolling-out the selling ceremonies for retail excellence, which includes:

•	customer engagement;

•	higher customer acquisition (conversion rate);

•	higher customer value (average purchase / average ticket);

—	rolling-out a trade program to engage interior designers, architects and real estate developers, which contributed to enlarging the customer audience and increasing the value of average purchases;

—	setting the foundations of Customer Retargeting (CRM), which has been launched in 2018;

—	accelerating the upgrade of the existing third-party wholesale distribution network, by closing those accounts which did not fit with our consumer brand strategy;

—

operating the existing retail network more efficiently with the aim of delivering enhanced like-for-like (i.e., considering points of sale in operation during the comparable period of both 2019 and 2018) growth and overall profitability against 2018.

The execution of the above strategy is set to continue and be strengthened during 2019, in order to further nurture and protect the Brand identity of each brand while strengthening the evolution towards a direct-to-consumer business model.

2) The second division is Softaly, our private label business, offering leather upholstery to the largest worldwide wholesalers at a medium/low-end of the market. Softaly is the Group’s manufacturing project that devotes its foreign plants to the business and customers at large retailers and department store resellers. This segment of the market is exposed to any other competition offering uniquely a product “value” at specific market’s price positionings, which clearly affects our margins. In order to get higher efficiencies, economies of scale and recover competitiveness in this division, we will continue to be focused on simplifying the Softaly “industrial project”, re-engineering most of the Softaly models and developing new models according to modular platform bases. Having gone through this process over the past year, we recently presented a new collection during the latest exhibitions in Europe and the U.S. In 2018, the Softaly division grew in line with our expectation both in the Asia-Pacific and EMEA region, whereas in the North American region it kept suffering from a downsizing and decline in sales of the most important key retailers in that specific region combined with the Tariffs impact on the 4th Q’18.

The Company’s plan for this division is to focus on a few selected primary customers.

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

b) Natuzzi Editions was initially designed specifically for the U.S. market. This collection includes a wide range of leather upholstery products, targeting the medium/medium-high segment of the market and leveraging the know-how and high credibility of the Natuzzi brand in the leather upholstery industry. Natuzzi Editions products are manufactured at the Group’s overseas plants (Romania, China and Brazil), as well as in Italy, and are sold through monobrand stores and galleries. The retail and merchandising format of Natuzzi Editions has evolved and now includes a wider offering of furnishings.

c) Divani&Divani by Natuzzi represents the branded retail network of the Group in the Italian market, made of both direct-owned stores and franchised stores.

Private label (Softaly division) is a key account program to compete mainly in the entry price segments of the market by conducting business mainly through large distributors.

Improvement of the Group’s Retail Program and Brand Development — The Group has made significant investments to improve its existing distribution network and strengthen its Natuzzi brand. The high level of recognition of the Natuzzi brand among high-end consumers is the result of investments the Company has made over the past decade in its products, communication, store experience and customer service. This consumer brand awareness encourages the Company to carry on its brand development and further enhancement of the Group’s distribution network, in order to further increase consumers’ familiarity with the Natuzzi brand, and their association of it as a high-end brand.

During 2018, the Group opened 36 Natuzzi Italia stores, 15 of which are located in China, 3 in the USA, 4 in United Kingdom, 2 in France, 1 in Italy, 1 in Brazil, 10 in other markets worldwide.

Natuzzi Editions as well as the Divani&Divani by Natuzzi retail chains are characterized by a medium positioning in the upholstery business. During 2018, the Group opened 56 Natuzzi Editions (40 of which in China) as well as 5 Divani&Divani by Natuzzi stores.

Product Diversification and Innovation — The Group believes that it is crucial to display a coordinated product mix through its “harmony maker” offer. The “harmony maker” offer is a branded package in accordance with the latest trends in design, materials and colors, and includes high quality sofas, furnishings (including wall units, dining tables and chairs) and accessories, all of which are developed mainly in-house and presented in harmonious and personalized solutions. The Group has taken a number of steps to broaden its product lines, including the development of new models, such as modular and motion frames, and the introduction of new materials and colors, including exclusive fabrics and microfibers. The Group believes that expanding its “harmony maker” offer will strengthen its relationships with the world’s leading distribution chains, which are interested in offering branded packages. The Group has also continued investing in the Natuzzi Style Center in Santeramo in Colle, Italy, to serve as a creative hub for the Group’s design activities.

Manufacturing

Our manufacturing facilities are located in China, Romania, Brazil and Italy.

Our Chinese plant is located in Shanghai, extending over 88,000 square meters, and has been in operation since 2011. As of December 31, 2018, our Chinese plant employed 992 people, of whom 916 were laborers. It manufactures Natuzzi Editions and private label products for the Americas (apart from South America) and for the Asia-Pacific market. In 2018, the Chinese plant produced about 32% of the Group’s total consolidated upholstery revenue.

Our Romanian plant is located in Baia Mare, extending over 75,600 square meters, and has been in operation since 2003. As of December 31, 2018, our Romanian plant employed 1,009 people, of whom 946 were laborers. It produces Natuzzi Editions and private label products for EMEA. In 2018, the Romanian plant produced about 16% of the Group’s total consolidated upholstery revenue.

Our Brazilian plant is located in Salvador De Bahia, extending over 28,700 square meters, and has been in operation since 2000. As of December 31, 2018, our Brazilian plant employed 232 people, of whom 172 were laborers.

Since the end of 2016, in addition to Natuzzi Revive, Natuzzi Editions and Private Label, the Brazilian plant also produces the Natuzzi Italia brand for the Brazil and South America market. During 2017, due to the increase in production volumes, a fourth and fifth moving line have been set up. The Group previously owned a Brazilian plant located in Pojuca, which it sold in 2015. For further information on the sale of the Pojuca plant, see “— Manufacturing—Brazilian Production” below.

Our three Italian plants dedicated to the production of upholstered products and two warehouses are located in Santeramo Jesce, Matera Jesce and Laterza, all of which are located either in or within a 25 kilometer radius of Santeramo in Colle, where the Group’s headquarters are located. Collectively these sites extend over 120,000 square meters. As of December 31, 2018, these sites employed 1,570 workers, the majority of whom were subject to the layoff program. See “Item 6. Directors, Senior Managers and Employees—Employees.” With the exception of our Brazilian and South American markets, the Italian plants are the exclusive producers of Natuzzi Italia products for the world market and, beginning in the first quarter of 2014, these plants began producing the Re-vive performance recliner. In 2018, these plants generated about 47% of the Group’s total consolidated upholstery revenue.

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

During 2012, these new moving lines were gradually introduced in all of the Group’s production facilities. In 2013, the Group integrated the following production phases in the moving line production process within our plants:

—	direct integration with wood and foam suppliers to serve each plant according to daily needs (“just in time” supplying) with the advantage of reducing the stock level for semi-finished goods; and

—	leather cutting and sewing.

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

Beginning in 2014, we have been designing a software program in cooperation with the University of Lecce that assists in assigning models to the moving line to which they are best-suited and where production would be most efficient. In 2015, we implemented the software in the Romanian plant. A final release was subsequently performed in Matera Jesce and soon after released in China and Brazil.

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

The Group processes leather hides to be used as upholstery in its Udine plant whose main activities are leather dyeing and finishing. The Udine facility, which had 145 employees as of December 31, 2018, of whom 122 were laborers, receives both raw and tanned cattle hides, sends raw cattle hides to subcontractors for tanning, and then dyes and finishes the hides. Hides are tanned, dyed and finished on the basis of orders given by the Group’s central office in accordance with the Group’s “on demand” planning system, as well as on the basis of estimates of future requirements.

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

The Group’s facility for the production of polyurethane foam, IMPE, employed 32 workers as of December 31, 2018, of whom 19 were laborers, and is engaged in the production of flexible polyurethane foam, and also sells foam to third parties because the facility’s production capacity is in excess of the Group’s needs. In 2012, IMPE obtained ISO 14001 certification in accordance with the environmental policy of the Natuzzi Group and also improved safety conditions at the plant. As part of the Group’s efforts to improve its production process, we have substituted some chemical compounds with more ecologically-friendly materials.

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

The Group purchases hides from slaughterhouses and tanneries located mainly in Italy, Brazil, India, Germany, other countries in South America and Europe. The hides purchased by the Group are divided into several categories, with hides in the lowest categories being purchased mainly in South America and India. The hides in the middle categories are purchased in Europe or South America and hides in the highest-quality categories are purchased in Italy, Germany and the United Kingdom. The Group has implemented a leather purchasing policy according to which a percentage of leather is purchased at a finished or semi-finished stage. The Group purchases finished leather hides, which is leather that for either technical or price reasons is not processed by the Group’s tanneries, from tanneries mainly located in Italy, Brazil and India. The finished leather suppliers ship their goods directly to the destinations where the Group’s factories are located: Santeramo (Italy), Shanghai (China), Baia Mare (Romania) and Salvador Bahia (Brazil). Hides purchased from Europe are delivered directly by the suppliers to the Group’s leather facilities near Udine, while those purchased outside of Italy are delivered to an Italian port and then sent to Udine and inspected by technicians of the Group.

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

During 2018, the prices for hides decreased by about 7% compared to 2017. According to historical trends, in 2018 the price of raw hides reached the lowest level in the last ten years, even lower than the previous record low in 2009. The current situation is quite uncertain, and due to the volatile nature of the hides market, there can be no assurance that current prices will remain stable or that price trends will not rise in the future. See “Item 3. Key Information—Risk Factors—The price of the Group’s principal raw materials is difficult to predict.”

The Group also purchases fabrics and microfibers for use in coverings. Both kinds of coverings are divided into several price categories. Most fabrics are purchased in Italy from a dozen suppliers which provide the product at the finished stage. Microfibers are purchased in Italy, South Korea and China through suppliers. Fabrics and microfibers are generally purchased from suppliers pursuant to orders given every week specifying the quantity (in linear meters) and the delivery date.

The Group obtains the chemicals for the production of polyurethane foam from major chemical companies located in Europe (including Germany, Italy and the United Kingdom) and the polyester fiber filling for its cushions from several suppliers located mainly in Indonesia, China, Taiwan and India. The chemical components of polyurethane foam are petroleum-based commodities, and the prices for such components are therefore subject to, among other things, fluctuations in the price of crude oil. The chemical components prices increased significantly in 2018 compared with 2017 and strongly affected the prices of polyurethane foam. During the last month of 2018, this trend stopped and a decreasing trend began and continued into early 2019. Within our Romanian industrial plant, we have a woodworking facility that provides wooden frames.

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

Supply-Chain Management

The Logistics Department is responsible for monitoring the solutions in order to ensure their effectiveness. Additionally, in order to improve access to supply-chain information throughout the Group, the Logistics Department utilizes a portal that allows it and other departments (such as Customer Service and Sales) to monitor the movement of goods through the supply-chain. The Company continues to invest in this area so as to continuously improve supply-chain tools and processes.

Production Planning (Order Management, Warehouse Management, Production, Procurement) — The Group’s commitment to reorganizing procurement logistics is aimed to:

1) the development of a logistics-production model to customize the level of service to customers;

2) optimize the level of the size of the Group’s inventory of raw materials and/or components. A procedure was implemented for the continuous monitoring of global finished products inventories in order to determine which in-stock goods are currently not being sold as part of our existing collections (as a result of being phased-out) and enable the different commercial branches to promote specific sales campaigns of these goods;

3) the implementation of the SAP system.

The Group also plans procurements of raw materials and components:

i) “On demand” for those materials and components (which the Group identifies by code numbers) that require a shorter lead time for order completion than the standard production planning cycle for customers’ orders. This system allows the Group to handle a higher number of product combinations (in terms of models, versions and coverings) for customers all over the world, while maintaining a high level of service and minimizing inventory size. Procuring raw materials and components “on demand” eliminates the risk that these materials and components would become obsolete during the production process; and

ii) “Upon forecast” for those materials and components requiring a long lead time for order completion. The Group utilizes a forecast methodology that balances the Group’s desire to maintain low inventory levels against the Sales Department’s needs for flexibility in filling orders. This methodology was developed together with the Group’s Information Systems Department, in order to create an intranet portal, called Advanced Planning and Optimization (“APO”). APO was launched in March 2011 for sales coming from the North American and Asian-Pacific markets, under the supervision of a forecast manager and, beginning in June 2011, was implemented worldwide. This tool currently supports corporate logistics, operations managers and sales managers in our efforts to better forecast the future demand for the Group’s products and to improve communication between the Sales Department and the Logistics Department, therefore reducing inventory levels and improving the availability of raw materials.

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

All planning activities (finished goods load optimization, customer order acknowledgement, production and suppliers’ planning) are aimed to guarantee that during the production process, the materials are located in the right place at the right time, thereby achieving a maximum level of service while minimizing handling and transportation costs.

Load Optimization and Transportation — The Group delivers goods to customers by common carriers. Those goods destined for the Americas and other markets outside Europe are transported by sea in 40-foot high cube containers, while those produced for the European market are generally delivered by truck and, in some cases, by railway. In 2018, the Group shipped 6,439 containers overseas and approximately 4,451 full load mega-trailer trucks to European destinations.

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

Products

Products are mainly designed in the Company’s Style Center, but the Group also collaborates with international designers for the conception and prototyping of certain products in order to enhance brand visibility, especially with respect to the Natuzzi Italia product line.

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

—

The Natuzzi Italia collection stands out for its choice of high quality materials and finishes, as well as for the creativity and details of its design. As of December 31, 2018, this product line offered 120 models of sofas and armchairs and eight models of beds. With respect to furniture coverings, the Natuzzi Italia collection has 10 leather articles in 80 colors and 28 softcover articles in 138 colors. This collection also includes a selection of additional furniture pieces (such as wall units, coffee tables, tables, chairs, lamps and carpets) and accessories (including vases, mirrors, magazines racks, trays and decorative objects) to offer a complete suite of furnishings and with the aim of enabling the Group to develop a “lifestyle” brand.

—

The Natuzzi Editions collection consisted of 124 models as of December 31, 2018. This vast range of models covers all styles from casual/contemporary to more traditional, suitable for all markets from Europe to Americas to Asia. The focus of Natuzzi Editions is leather, and this line offers a wide range of 10 leather types available in 77 colors. In addition, a collection of eight fabric articles available in 60 colors was added to the line.

—

The private label collection, as of December 31, 2018 had been significantly reduced to approximately 75 models, including exclusive models for key accounts. The products are mainly offered in top grain leather, but are also available in Next Leather® (a bonded leather that contains a minimum of 17 per cent of leather). In 2018, we began re-engineering our processes in an effort to simplify both the industrial platforms and the production processes.

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

The sofa production model, under which sofas were traditionally assembled in a department-based factory (or “Isle Production” model), was subject to review with a view toward implementing moving line-based manufacturing processes, which would lead to improvements in efficiency, quality and lead time. The moving line production model improves job area ergonomics by splitting products into lighter pieces at individual phases and also coordinates workers by ensuring that they work at a similar pace. The finished product tends to be of higher quality and produced more quickly. Tests and development of the moving line production model at all stages of the production process still continue and are coordinated with our products design.

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

Beginning in 2015, the Company implemented the following new programs and measures related to the product development process and product design and engineering systems:

—

It launched a holistic quality-based approach to control the quality of the product based on the Finite Element Method, paving the way to reduce claims and to increase customer satisfaction regarding product durability;

—

It established a dedicated comfort team, aimed to improve the ergonomic and comfort performance of the prototyped sofas, also introducing Virtual Seating and Ergonomic IT solutions in order to increase the wellness comfort experience of customers;

—

It implemented a 3D Designing System with the support of a product data management. The system increases the effectiveness of the engineering team by reducing complexity, facilitating product development activities and testing platforms and the critical quality points. The Company also improved the design for manufacture and assembly strategy for product development and aligned it with the Lean Production System;

—

It implemented an improved control system for the product development process introducing a visual management system, making it possible to have a real time understanding of product development requests;

—

It established an open innovation office with the aim to lead breakthrough innovations, procure innovative materials and collaborate with third-party professionals at the most famous research institutes.

Management also continues to encourage innovation and new products by leveraging on the above-mentioned innovations activities and adopting the most updated technology that exists in the sector.

In reference to the innovation process, we began to implement the moving line production system in our plants at the beginning of 2014, and the system was implemented across all of our plants by the end of 2015. The following number of moving lines are currently installed: 24 in China, 15 in Romania, 9 in Italy (4 in Jesce, 4 in Laterza and 1 in the experimental laboratory located in the HQ) and 4 in Brazil.

As for the Chinese plant in particular, during the first part of 2014, the installation of the moving line production system was not simultaneously accompanied by the development of an appropriate IT system to support moving line production. It also lacked an appropriate training plan for workers who had to adapt their skills with the new moving line-based production model. For these reasons and several others, namely, the need for a reduction in complexity, the unavailability of complete and functioning moving lines, together with a production planning that was inadequate in terms of mix of products, caused a sharp decline in the overall production efficiency and productivity of our Chinese plant. In response, beginning in July 2014, we created a dedicated team (the “lean team”) whose main goal was to increase productivity, in particular through the:

—	analysis of the main product platforms produced in different plants of the Group;

—	diagnosis of these platforms, resulting in the elimination of underperforming models;

—	simplification of production complexity, through the elimination of models, versions, coverings that turned out to be underperforming;

—

test and implementation, in collaboration with the University of Lecce, of a new software able to plan the production of all of the Group’s plants, with the ultimate goal of increasing the degree of repetitiveness in production, so as to reduce the complexity of production not only in individual plants but also in each production moving lines;

—

use of an additional software necessary to define the best production sequence of models belonging to the same “family of products” (i.e., having similar components and similar production times) to be assembled and determine a correct balance between the various stations of the line.

We formally launched the above-mentioned activities in December 2014. These activities started to deliver encouraging results since from their implementation in early 2015 and are currently part of the ordinary industrial process.

The lean team, with support from all of the departments, continued their activities to achieve these goals in 2015 and 2016. The results in terms of reducing complexity and standardizing the moving lines processes have been very encouraging. As a result of their analysis, the Company formalized the progressive implementation of a “Last Planner”, a planning tool scheduling the activity of every single moving line, in all Natuzzi’s plants starting from September 2015.

Furthermore, beginning in July 2014, an experimental laboratory for simulating all single phases within a typical moving line was built at the headquarters in Santeramo in Colle. In this laboratory, our experts test ideas proposed by the lean team, with the aim of improving production efficiency, productivity, quality of finished products and workstation ergonomics. The results were better than expected, thanks also to the proactive involvement of people within this project. All of the ideas that have been tested successfully in this laboratory are expected to be implemented in all of the Group’s industrial plants. Since 2015, this laboratory has tested many of the new models designed and the new work methodology, providing a strong hand in improving the efficiency and product quality.

In the last 3 years, Natuzzi products have been, both, addressing consumer needs and employing Lean Production practices. These are two elements that contribute to our continuous pattern of innovation that is vital to our business and that help us develop products that stand out from those of our competitors and keep pace with changes in the marketplace and consumer needs.

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

We are using all the resources to provide our customers with durable products and benefits in terms of availability in the market and higher value products in terms of quality and functionality.

In addition, our research and development teams work to develop new high-tech structural materials, innovative foams and fibers, ergonomic automated mechanisms and an appealing aesthetic design, intended to contribute to an increased wellness and health experience.

The Company is still working in an “Open Innovation System”, which enables it to develop and strengthen relationships with academia, external technology centers of excellence and suppliers, contributing to the development of the next generation of sofas.

Once new design principles have been defined (i.e. typology and material selection for sofa frame, new foam features), a re-engineering process starts on less profitable products. From the start of 2018 through the end of 2019, we intend to submit more than 75 models (and relevant versions) to a deep technical review with the objective to reduce the value of BoM (Bill of Materials) and production time, maintaining unchanged the aesthetic, comfort and mechanical features, in an effort to increase the margin and profitability.

Specific focus is given to comfort and its certification. The whole evaluation process is based on an ergonomic-principle conformity check (Gap Analysis), which includes carrying-out of several tests selected according to the required evaluation type and performed in the corresponding ergonomic reference areas. Natuzzi carries out several types of ergonomic evaluations, including tests performed by experts (ergonomic expertise carried out or supervised by Certified European Ergonomists), tests with real users, suitably selected to represent the final users’ categories (e.g.: biomechanical analysis and usability/distraction tests, interviews, focus groups), and CAD 3D evaluations and simulations. On the basis of the product type and the request, users are asked to interact with the products by performing representative tasks of a physical (biomechanical interaction) or cognitive nature (cognitive ergonomics). Such evaluations are carried out to determine the compliance of products with ergonomic principles and the requirements contained in the sector technical standards, which may result in the Ergonomic Certification. As regards the physical usage of the products, several factors are evaluated, including: correct sizing in connection with the users’ anthropometric variations, with reachability, with placing, with viewing and visibility angles, with the presence of incongruous postures and strains due to the product characteristics and other possible ergonomic-risk factors (e.g. weight, shapes, etc.) and to product physical components affecting usability (comfort, anti-decubitus properties, etc.). An Ergonomic Report is issued at the end of every evaluation, detailing the normative standards applied, the instruments and methods used and the results. If the customer also required the Ergonomic Certification, the product, process or service compliance is assessed according to the technical standards requirements and acceptability criteria.

Research and development expenses, which include labor costs for the research and development department, design and modeling consultancy expenses and other costs related to the research and development department, were €3.1 million in 2018 and €4.5 million in 2017.

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

In conjunction with these digital platforms and tools, in 2018, media spending was about 60% of the Group’s total advertising costs, becoming a fast growing and strong digital media advertiser. Digital advertising helped us to better plan, monitor, measure and report the performances of each marketing campaign.

As a brand building strategy for Natuzzi Italia, we targeted high-end consumers, architects, designers, interior decorators and young generations of influencers. The home-philosophy of Natuzzi Italia is narrated trough a communication campaign made with internationally renowned photographers and advertised on the best interior design, fashion and lifestyle magazines (both printed and digital).

Ultimately in order to “spread our message” in the design community we have set up projects and contents for it: in 2017 and 2018 in China we presented the “Natuzzi Designers Club”, a yearly contest made for design professionals and students, in partnership with the best Chinese universities.

In Italy in 2017 and 2018 we partnered with the most influential design academies, sponsoring two classes that exercised on R&D for projects suggested by Natuzzi: such as multi-functionality and versatility in small spaces.

In Brazil we have finalized also in 2018 a media partnership to launch an interior design contest in the Brazilian Architects community.

Upon implementing these activities, we received positive press coverage, which showcased our stronger and most up-to-date vision of Natuzzi in the design community.

Retail Development

The Group has remained focused on achieving the objectives of its retail development plan in its most important markets by opening new stores and closing/relocating those stores that have not met expected revenue goals.

The majority of Natuzzi Italia stores that the Company opened since 2017, or which the Company plans to open, currently follow or will follow the new retail format. This format is aimed at addressing the expectations and spending power of a wider range of consumers and continuing to provide consistent and satisfactory results.

The process of rationalization of the existing network is now close to the end, so that relocation and closing of existing point of sales has become proportionally less relevant. New openings of all formats (stores and shops in shops for both Natuzzi Italia and Natuzzi Editions) increased the overall network of 100 points-of-sale at worldwide level.

Most of the investment in Directly Operated Stores (“DOS”) for Natuzzi Italia has been focused on North America, with 3 new DOS in the USA (one each in Chicago, Costa Mesa and Ft. Lauderdale), and 3 full refits of existing stores in Mexico. There were also three new DOS in EMEA (2 new stores in Paris and 1 in Westfield, London city commercial center). In April 2019 a new Natuzzi Italia DOS was opened in Sarasota, FL, USA.

The Group achieved a boost to the retail development plan by the Joint Venture the Company signed for the Greater China territory, where 17 Natuzzi Italia stores as well as 52 Natuzzi Editions Stores openings took place during 2018.

Brazil and South America provided additional growth opportunities, with 1 Natuzzi Italia store opening and 9 Natuzzi Editions store openings last year.

The Group designed a new Retail Concept for the Divani&Divani by Natuzzi chain in Italy that has been tested in 3 locations. Company expectations are to increase number of openings within 2019 also leveraging on this new design.

The UK Market continues to increase in importance for Natuzzi as demonstrated by 4 new franchised Natuzzi Italia store openings and 2 franchised Natuzzi Editions store openings in 2018. Concessions in UK has been closed at the beginning of this year due to our inability to accomplish our Retail Development strategy goals with this kind of store format in the UK.

Markets

The Group markets its products internationally as well as in Italy. Historically, the distribution of the Group’s product has been in the wholesale channel, which still represents a significant portion of the entire business.

The Company continues to re-organize its distribution in all its commercial regions, in order to better exploit market opportunities all over the world. This reorganization includes expanding its retail presence to increase visibility of the Natuzzi brand’s product lines.

The following tables show the number of Group stores as of December 31, 2018 according to our principal geographic areas.

STORES		Natuzzi Italia	Natuzzi Editions	Divani&Divani by Natuzzi	TOTAL
Americas(1)	United States and Canada	13	1	—	14
	Other Americas	15	41	—	56

	Total Americas	28	42	—	70

EMEA	Europe (ex Italy)	72	6	5	83
	Italy	5	—	71	76
	Middle East, Africa and India	27	1	—	28

	Total EMEA	104	7	76	187

Asia-Pacific	China	61	131	—	192
	Other Asia-Pacific	24	5	—	29

	Total Asia-Pacific	85	136	—	221

TOTAL		217	185	76	478

1)	Includes the United States, Canada and Latin America (including Brazil) (collectively, the “Americas”).

As of December 31, 2018, there were 19 Natuzzi Italia concessions, of which were 7 located in United Kingdom and 12 in Mexico. The concessions are store-in-store concept selling Natuzzi Italia products, and are managed directly by the Company’s subsidiaries located in the United Kingdom and U.S., respectively.

The following table shows the Group’s consolidated revenue of core products (including sales of upholstery sofas, beds as well as furnishings) broken down by geographic market and Business Division for each of the years indicated:

	2018		2017
Americas(1)	135.1	33.2%	150.9	35.7%
Natuzzi(2)	101.4	24.9%	109.4	25.9%
Softaly	33.7	8.3%	41.5	9.8%

EMEA(3)	195.2	47.9%	196.3	46.4%
Natuzzi(2)	140.1	34.4%	139.4	32.9%
Softaly	55.1	13.5%	56.9	13.5%

Asia-Pacific	76.9	18.9%	75.9	17.9%
Natuzzi(2)	71.4	17.5%	69.8	16.5%
Softaly	5.5	1.3%	6.1	1.4%

Total	407.2	100.0%	423.1	100.0%

(1)	Includes the United States, Canada and Latin America (including Brazil) (collectively, the “Americas”).
(2)

The “Natuzzi” brand includes the Group’s four lines of product: Natuzzi Italia, Natuzzi Editions, Divani&Divani by Natuzzi and Natuzzi Re-Vive. Starting from the second half of 2014, upholstered net sales under the “Natuzzi” brand also includes net sales of beds sold under the Natuzzi Italia line.

(3)	Due to a reorganization of our sales department, India is included in the EMEA region.

The following table shows the number of seats sold of the Group broken down by geographic market and Business Division for each of the years indicated:

Leather and Fabric Upholstered Furniture, Net Sales (in seats)

	2018		2017
Americas(1)	439,729	35.2%	504,171	38.4%
Natuzzi(2)	275,371	22.0%	301,605	23.0%
Softaly	164,358	13.1%	202,567	15.4%

EMEA(3)	658,348	52.7%	641,567	48.9%
Natuzzi(2)	322,851	25.8%	322,741	24.6%
Softaly	335,497	26.8%	318,826	24.3%

Asia-Pacific	152,069	12.2%	166,711	12.7%
Natuzzi(2)	122,037	9.8%	129,632	9.9%
Softaly	30,032	2.4%	37,079	2.8%

Total	1,250,146	100.0%	1,312,449	100.0%

(1)	Includes the United States, Canada and Latin America (including Brazil) (collectively, the “Americas”).
(2)

The “Natuzzi” brand includes the Group’s four lines of product: Natuzzi Italia, Natuzzi Editions, Divani&Divani by Natuzzi and Natuzzi Re-Vive. Starting from the second half of 2014, upholstered net sales under the “Natuzzi” brand also includes net sales of beds sold under the Natuzzi Italia line.

(3)	Due to a reorganization of our sales department, India is included in the EMEA region.

In 2018, the Group derived 47.9% of its core business (including sales of upholstery sofas, beds and furnishings) from the EMEA region, 33.2% from the Americas (Brazil included), and 18.9% from the Asia-Pacific region.

1. The Americas.

In 2018, net sales of products of our core business (leather and fabric-upholstered furniture and beds, as well as furnishings) in the United States and the rest of the Americas (including Brazil) were €135.1 million, down 10.5% compared to 2017, partially negatively affected by currency exchange rate fluctuations, and the number of seats sold decreased by 12.8%, to 439,729 in 2018.

In particular, net sales from our Natuzzi branded products were €101.4 million, down 7.3% versus 2017.

Sales from our Softaly division were €33.7 million, down 18.9% compared to 2017. The Softaly division was affected by difficult retail conditions experienced in the North American market, as some of our historical partners are restructuring their retail assets, resulting in a reduction of their points of sales. In order to avoid competing solely on the basis of market price, the Company has decided to focus primarily on a few selected primary customers going forward.

The Group’s principal customers are major retailers. The Group advertises its products to retailers and, recently, to consumers in the United States, Canada, and Latin America (excluding Brazil) both directly and through the use of various marketing tools. The Group also relies on its network of sales representatives and on the furniture fairs held at its High Point, North Carolina, offices each spring and fall to promote its products.

Natuzzi Americas maintains offices in High Point, North Carolina and provides Natuzzi S.p.A with agency services. The staff at High Point provides customer service, trademarks and products promotions, credit collection assistance, and generally acts as the customers contact for the Group. As of March 31, 2019, the High Point North Carolina operation had 53 employees. In addition, such Company has 11 independent sales representatives.

All of our commercial activities in Brazil are overseen from our Salvador de Bahia facility. The Group’s commercial structure in Brazil has been reinforced over the years by an increase in personnel, from 12 representatives in 2012 to 24 as of the end of 2018. 2018 sales in Brazil were €14.2 million. As of March 31, 2019, in Brazil there were 6 Natuzzi Italia stores, 38 Natuzzi Editions stores, in addition to both Natuzzi Editions and Natuzzi Italia galleries.

As a result of the focus to the Brazilian high-end consumer market, the Group currently distributes a Natuzzi Italia “made in Brazil” collection, entirely manufactured in Brazil and dedicated exclusively to the South American market.

In 2016, the Group acquired 7 Natuzzi Italia stores all located in Florida. In December 2016, the Company established a new trading subsidiary located in Mexico, Natmex S.DE.R.L.DE.C.V. (“NATMEX”). In January 2017, NATMEX signed an agreement with the Sandler family – owners of Muebleria Standard — its current partner for the distribution of Natuzzi products in Mexico. Under the agreement, NATMEX acquired the three existing Natuzzi Italia stores from Muebleria Standard. The stores are located in Mexico City-Altavista, Guadalajara and Monterrey. In addition to the directly operated stores, NATMEX sells in the Mexican market through 12 directly managed Natuzzi Italia concessions in Palacio de Hierro, a high-end retailer having shopping malls in excellent locations throughout Mexico. In June 2017, the Company opened its new North American retail store in West Palm Beach, Florida. During 2018, the Company opened three new DOS in the USA, namely one in Chicago, one in Los Angeles-Costa Mesa and one in Philadelphia. These new stores are part of the strategy announced in 2016 to open Company managed stores in high traffic and prime retail locations, showcasing the new store design, merchandising concept and overall Natuzzi consumer experience.

As of March 31, 2019, the Company operated in the Americas 15 DOS (of which 12 were in the U.S. and three were in Mexico), and 12 concessions located in Mexico, all of them under the Natuzzi Italia name. As of the same date, there were also 13 Natuzzi Italia stores operating in the Americas that are owned by local dealers (6 in Brazil, two in Venezuela, one in each of the U.S., Argentina, Colombia, Panama and Dominican Republic). Furthermore, as of the same date, there were 42 franchised Natuzzi Editions stores, of which 38 were located in Brazil and one in each of the U.S., Argentina, Paraguay and Peru.

2. EMEA.

During 2018, the Group continued to consolidate its position in Western Europe, and increase its presence in Eastern Europe, the Middle East, Africa and India (collectively, “EMEA”), by investing mainly in mono-brand stores and galleries. Net sales of our core business in EMEA (including Italy) were €195.2 million in 2018, down 0.6% compared to 2017, with the number of seats sold increasing by 2.6%, to 658,348 in 2018. Natuzzi branded sales amounted to a total of €140.1 million in 2018 (up 0.5% from 2017), and private label net sales decreased by 3.3% to €55.1 million.

2a) Italy. Since 1990, the Group has sold its upholstered products within Italy principally through the Divani&Divani by Natuzzi franchised network of furniture stores. As of March 31, 2019, there were 64 Divani&Divani by Natuzzi stores (of which 15 directly operated by the Company), and five Natuzzi Italia stores (of which four directly operated by the Company) located in Italy.

2b) Europe (Outside Italy). The Group expands into other European markets mainly through stores (local dealers, franchisees or directly operated stores). As of March 31, 2019, 85 stores were operating in Europe: 5 under the Divani&Divani by Natuzzi, all located in Portugal; 72 were under the Natuzzi Italia name (15 in each of the United Kingdom, 13 in Spain, six in each of France and Turkey, four in each of the Czech Republic and Russia, three in Switzerland, two in each of Bosnia, the Netherlands, and Ukraine and one in each of Armenia, Azerbaijan, Croatia, Cyprus, Greece, Hungary, Kosovo, Latvia, Malta, Poland, Romania, Serbia, Slovakia, Slovenia and Uzbekistan). As of the same date, there were eight Natuzzi Editions of which four located in the UK, two in the Czech Republic and one in each of the Croatia and Serbia. Of these stores, 20 were directly owned by the Group as of March 31, 2019 and all were operated under the Natuzzi Italia name: 11 in Spain, four in the UK, three in Switzerland, and two in France. During the first months of 2019, the Company decided to close all the 8 UK based concessions that were operating under the Natuzzi Italia name.

2c) Middle East, Africa and India. As of March 31, 2019, the Group had a total of 28 Natuzzi Italia stores in the Middle East, Africa and India region: six in each of India and Israel, three in each of Saudi Arabia and the United Arab Emirates, and one in each of Algeria, Bahrain, Egypt, Ivory Coast, Jordan, Kuwait, Lebanon, Pakistan, Qatar and Sri Lanka. In addition, one Natuzzi Editions store was operating in Israel. All of these stores are operated by franchised partners.

In January 2012, following the worsening of the European Union’s diplomatic relations with Iran and Syria, the Company decided to cease all business relations with these two countries.

No impairment issue arose following the cessation of business relations with those two countries. The Group had no sales in Iran or Syria in 2018, 2017 and 2016. Our prior interests and activities in Iran or Syria were not a material investment risk, either from an economic, financial or reputational point of view. The Group has not had, nor does it plan to have, any commercial contacts with the governments of Iran or Syria, or with entities connected with such governments.

The Group has never generated sales in Sudan or North Korea or Cuba.

3. Asia-Pacific Region.

In 2018, net sales of our core business in the Asia-Pacific region were €76.9 million, up 1.3% from 2017, and the number of seats sold decreased 8.8%, to 152,069 in 2018. Natuzzi branded sales increased by 2.3% to €71.4 million, and private label sales decreased by 10.0% to €5.5 million.

The general strategy for the Natuzzi brand is to further expand the store network throughout the region, with a strong emphasis on the Chinese market.

The Group’s commercial part of the business throughout the Asia-Pacific region was run by Natuzzi Trading (Shanghai) Co., Ltd. until July 27, 2018. On that date, the Company announced the completion of the transactions (the “Closing”) contemplated by the joint venture agreement, signed in March 2018, between the Company and Kuka Furniture (Ningbo) co., Ltd. (“Kuka”). As a result of the Closing, the Company’s wholly-owned Chinese subsidiary, Natuzzi Trading (Shanghai) Co., Ltd. (“Trading Co.”) has become a joint venture in which each of the Company and Kuka now owns a 49% and a 51% stake, respectively. Kuka invested a total of €65 million to acquire its stake in Trading Co.

This joint venture is aimed at expanding the Company’s retail network in Mainland China, Hong Kong and Macau (the “Territory”). Trading Co. will distribute the Natuzzi Italia and Natuzzi Editions branded products through a network of single-brand directly operated stores and franchised operated stores in the Territory, as well as through online stores.

As of March 31, 2019, 87 franchised Natuzzi Italia stores were operating in the Asia-Pacific market: 63 in China, eight in Australia, six in Taiwan, three in each of Hong Kong and in South Korea, and one in each of Indonesia, Philippines, Singapore and Thailand. In addition, as of the same date, the Group had 137 Natuzzi Editions stores, of which 132 located in China, two in

Vietnam, and one in each of Hong Kong Thailand and Taiwan. Following the execution of this joint venture in China, the 11 Natuzzi Editions Directly Operated Stores (“DOS”) were transferred to Trading Co. and, consequently, are no longer considered in the consolidated financial statements.

The Group also maintains galleries in the Asia-Pacific region under the Natuzzi Italia and Natuzzi Editions.

Customer Credit Management

The Group maintains an active credit management program. The Group evaluates the creditworthiness of its customers on a case-by-case basis according to each customer’s credit history and information available to the Group. Throughout the world, the Group generally utilizes “open terms” in 70% of its sales and obtains credit insurance for 74% of this amount; about 8% of the Group’s sales are commonly made to customers on a “cash against documents” and “cash on delivery” basis; and lastly, about 22% of the Group’s sales are supported by a “letter of credit” or “payment in advance.” In July 2015, the Company signed a 5-year non-recourse (pro-soluto) assignment of trade receivables with a major Italian financial company by means of a securitization program.

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

In 2013, The Company took part in a businesses temporary association (Associazione Temporanea di Imprese) (“ATI”), under a program called “MAIND” that aims to share Research, Development and Training expenses that relate to eco-innovative materials and advanced technologies for the manufacturing and construction industries. By taking part in ATI, the Company hopes to receive grants by the Italian Government covering its investments in the moving line of its Italian plants. In November 2014, The Italian Ministry of Education, University and Research accepted the request for a grant from ATI, and in particular, granted Natuzzi S.p.A. €0.6 million to cover almost all of its expenses presented under this experimental research and development project. In 2015, the Company, through the company that leads the ATI, presented to the Italian Ministry of Economic Development a statement of expenses totaling €0.2 million related to the personnel in the research and development department, as well as training expenses in moving line. In 2017, the Company collected €0.1 million from the Italian Ministry of Education, University and Research. In 2018, the Company presented to the Italian Ministry of Economic Development a further statement of expenses under this program totaling €0.8 million. In July 2018, the Company collected an additional €0.1 million from the Italian Ministry of Education, University and Research. As of the date of this Annual Report, the Company has not yet been informed by the relevant Italian Ministry of the timing of collection of the remaining part of the grant.

In September 2015, the Company presented to the Italian Ministry of Economic Development a €49.7 million investment program for industrial development, which is composed of six programs, including programs in research and development and for upgrading its Italian facilities located in the Puglia and Basilicata Regions. In 2015, the Company formally requested that the Italian Ministry of Economic Development grant is €37.3 million from public incentives. Initially, the total amount of €49.7 million was composed of €27.7 million to upgrade the Italian plants located in Puglia and Basilicata Regions, and the remaining part of €22.0 million is for innovation, research and development expenses. On September 23, 2015, the Company entered into a formal agreement (the “Developing Contract”) with the Ministry of Economic Development (Ministero dello Sviluppo Economico) and the governments of the Puglia and Basilicata regions reflecting this investment. On January 23, 2017, following its review of such program, the Italian Ministry of Economic Development reduced the amount of investments from €49.7 million to €37.8 million, of which €27.6 million has been allocated to upgrade the Italian plants located in Puglia and Basilicata Regions and €10.2 million has been allocated for innovation, research and development expenses. As a consequence, grants from public incentives were reduced from €37.3 million to €26.9 million. The expected grant should be represented by €11.0 million as a capital grant and €15.9 as subsidized loan. The Company has already begun the planned investment activity and, specifically, in 2016, invested €5.0 million, and in 2017 a further €2.0 million. In January 2018, the Ministry issued a decree for the Company to sign. The Company, following the unfavorable judgement by the Bari Labor Court, which required the Company to re-employ 166 workers, decided not to sign such decree since the conditions set forth by the decree, among which is an obligation not to fire workers for a 10-year period—are considered by the Company to be too onerous. Negotiations on such labor issue with the relevant Ministry are still ongoing. On March 5, 2019, the Company presented to the Ministry of Economic Development an updated document concerning the Developing Contract. As of the date of this Annual Report, the Ministry of Economic Development has not yet provided the Company with an official reply. See Note 21 to the Consolidated Financial Statements included in Item 18 of this Annual Report.

In 2018, the Company took part in a business temporary association (Associazione Temporanea di Società) (“ATS”), under a program called “M2H- Machine to Human” that aims to share Research and Development expenses related to leather processing. This program was designed and coordinated by the University of Lecce. Such program was presented by the ATS to the Puglia region in March 2017. In October 2017, the Puglia region accepted the request for a grant in favor of the ATS and in particular granted Natuzzi S.p.A. €0.7 million to cover almost entirely the expenses presented under this project. In particular, the Company intends to utilize a new technology that will automatically classify the raw hides (wet blue) according to the degree of imperfections. This stage of the leather processing is currently carried out by workers rather than machines. The Company has not yet been informed as for the timing of collection of such grants.

Management of Exchange Rate Risk

The Group is subject to currency exchange rate risk in the ordinary course of its business to the extent that its costs are denominated in currencies other than those in which it earns revenues. Exchange rate fluctuations also affect the Group’s operating results because it recognizes revenues and costs in currencies other than Euro but publishes its financial statements in Euro. The Group also holds a substantial portion of its cash and cash equivalents in currencies other than the Euro. The Group’s sales and results may be materially affected by exchange rate fluctuations. For more information, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Trademarks and Patents

The Group’s products are sold under the Natuzzi, Natuzzi Italia, Natuzzi Editions, Natuzzi Re-vive, Softaly trademarks. These trademarks and certain other trademarks, such as Divani&Divani by Natuzzi, have been registered in all jurisdictions in which the Group has a commercial interest, such as Italy, the European Union and elsewhere. In order to protect its investments in new product development, the Group has also undertaken the practice of registering certain new designs in most of the countries in which such designs are sold. The Group currently has approximately 910 design patents and patents (registered and pending) and approximately 17,500 design patents and patents by model and by country/jurisdiction (the same model may be registered in more than one country and/or jurisdiction). Applications are made with respect to new product introductions that the Group believes will enjoy commercial success and have a high likelihood of being copied.

In 2013, the Natuzzi Group launched Re-vive®, an innovative armchair that was the result of a collaborative effort between Natuzzi’s Style Center and the Formway Design Studio of Wellington, New Zealand. The Re-vive® recliner combines style and comfort, Italian artisan expertise and innovative New Zealand design. This innovative armchair is internationally protected by several patents covering both its shape and all of its components. In particular, the design patent was filed in 40 countries, while the mechanism patent was filed and will be prosecuted in 8 countries. Natuzzi has entered into a 20-year licensing agreement, signed in January 2011, with Formway that allows it to utilize the design and mechanisms developed for the Re-vive armchair in exchange for a licensing fee, payable in installments, and royalties representing a percentage of sales of the armchair.

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

Description of Properties

The location, approximate size and function of the principal physical properties used by the Group as of March 31, 2019 are set forth below:

Country	Location	Size (approximate square meters)	Function	Production Capacity per day	Unit of Measure
Italy	Santeramo in Colle (BA)	27,000	Headquarters, prototyping, showroom (Owned)	N.A.	N.A.
Italy	Santeramo in Colle (BA)	2,000	Experimental laboratory: Leather cutting, Sewing, Assembling wooden parts for frame, product assembly (Owned)	100	Seats
Italy	Santeramo in Colle, Jesce (BA)	28,000	Sewing and product assembly (Owned)	800	Seats
Italy	Matera La Martella	38,000	General warehouse of sofas and accessory furnishing (Owned)	N.A.	N.A.
Italy	Matera, Jesce	10,000	Leather cutting, Sewing, Assembling wooden parts for frame, product assembly (Owned)	350	Seats
Italy	Laterza (TA)	10,300	Leather and fabrics Warehouse, Leather and fabrics cutting, (Owned)	N.A.	N.A.
Italy	Laterza (TA)	10,000	Sewing, Assembling wooden parts for frame, product assembly (Owned)	500	Seats
Italy	Laterza (TA)	16,000	Semi-finished products and accessories Warehouse (Owned)	N.A.	N.A.
Italy	Qualiano (NA)	12,000	Polyurethane foam production (Owned)	46	Tons
Italy	Pozzuolo del Friuli (UD)	21,000	Leather dyeing and finishing (Owned)	11,000	Square Meters
U.S.A.	High Point, North Carolina	10,000	Office and showroom for Natuzzi Americas (Owned)	N.A.	N.A.
Romania	Baia Mare	75,600	Leather cutting, sewing and product assembly, manufacturing of wooden frames, polyurethane foam shaping, fiberfill production and wood and wooden product manufacturing (Owned)	1,477	Seats
China	Shanghai	88,000	Leather cutting, sewing and product assembly, manufacturing of wooden frames, polyurethane foam shaping, fiberfill production (Leased)	1,600	Seats
Brazil	Salvador de Bahia – Bahia	28,700	Leather cutting, sewing and product assembly, manufacturing of wooden frames, polyurethane foam shaping, fiberfill production (Owned)	210	Seats

The Group believes that its production facilities are suitable for its production needs and are well maintained.

Capital Expenditures

The following table sets forth the Group’s capital expenditures for each year for the two-year period ended December 31, 2018:

	Year ended December 31, (millions of Euro)
	2018	2017
Land and plants	0.7	0.7
Equipment	6.6	6.0
Intangible assets	0.9	1.2

Total	8.2	7.9

Capital expenditures during the last two years were primarily made to make improvements to property, plant and equipment and for the expansion of the Company’s retail network. In 2018, capital expenditures were primarily made to make improvements at the Group’s existing facilities, in particular in Italy for the improvement of the Group’s retail facilities. The Company made these capital expenditures as part of the Developing Contract (as defined in “Item 4. Information on the Company—Incentive Programs and Tax Benefits” and further described below). As of the date of this Annual Report, the Company has not been officially informed yet by the Government as for the amount and timing of possible government grants and subsidized loans for such investments.

As of April 20, 2019, the Company has spent €1.1 million on capital expenditures since January 1, 2019.

The Group expects that capital expenditures in 2019 will be in the region of €4.2 million. Capital expenditures in 2019 are expected to be financed mainly through improved cash flow from operations.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the Group’s results of operations, liquidity and capital resources is based on information derived from the audited Consolidated Financial Statements and the notes thereto included in Item 18 of this Annual Report. These financial statements have been prepared in accordance with IFRS and are included in Item 18 of this Annual Report. All information that is not historical in nature and disclosed under “Item 5—Operating and Financial Review and Prospects” is deemed to be a forward-looking statement. See “Item 3. Key Information—Forward Looking Information.”

The following discussion should be read in conjunction with our audited consolidated financial statements and their accompanying notes included elsewhere herein. Such consolidated annual financial statements are our first financial statements prepared in accordance with IFRS. Pursuant to the transitional relief granted by the SEC in respect of the first-time application of IFRS, no comparative information in respect to the consolidated financial statements and no financial information prepared under IFRS for the year ended December 31, 2016 have been included in this annual report. Consequently, no discussion is included for the year 2016. See Note 1 and 43 to the Consolidated Financial Statements included in Item 18 of this Annual Report.

Critical Accounting Policies and estimates

Use of Estimates — The significant accounting policies used by the Group to prepare its financial statements are described in Note 4 to the Consolidated Financial Statements included in Item 18 of this Annual Report. The application of these policies requires management to make estimates, judgments and assumptions that are subjective and complex, and which affect the reported amounts of assets and liabilities as of any reporting date and the reported amounts of revenues and expenses during any reporting period. The Group’s financial results could be materially different if different estimates, judgments or assumptions were used. The following discussion addresses the estimates, judgments and assumptions that the Group considers most material based on the degree of uncertainty and the likelihood of a material impact if a different estimate, judgment or assumption were used. Actual results could differ from such estimates, due to, among other things, uncertainty, lack or limited availability of information, variations in economic inputs such as prices, costs, and other significant factors including the matters described under “Risk Factors.”

Impairment of non-financial Assets — Management reviews non-financial assets, including intangible assets with estimable useful life, goodwill and equity-method investees, for impairment whenever changes in circumstances indicate that the carrying amount of the assets may not be recoverable and would record an impairment charge if necessary. For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or Cash Generating Units (hereinafter also CGUs). Following IAS 36, recoverability of assets or CGUs to be held and used is measured by a comparison of the carrying amount of an asset to the recoverable amount, which is the higher of the estimated fair value less costs to sell or of future discounted net cash flows expected to be generated by the asset or CGU. Future discounted net cash flows are significantly impacted by estimates of future prices for our products, capital needs, economic trends and other factors. If the carrying value of an asset or CGU is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the asset or CGU exceeds its estimated recoverable amount, in relation to its use or realization, as determined by reference to the most recent corporate plans. Assets not in use/to be disposed of are reported at the lower of their carrying amount and their fair value less costs to sell. Estimated fair value is generally determined through various valuation techniques including quoted market values and third-party independent appraisals, as considered necessary. The Company analyzes its overall valuation and performs an impairment analysis of its non-financial assets in accordance with IAS 36.

Due to a market capitalization that falls below the carrying amount of the Company, and history of operating loss and revenue decline, management has performed impairment tests on certain non-financial assets where losses have been generated. The fair value analysis of each non-financial asset is unique and requires that management use estimates and assumptions that are deemed prudent and reasonable for a particular set of circumstances. Management believes that the estimates used in the analyses are reasonable; however, changes in estimates could affect the relevant valuations and the recoverability of the carrying values of the assets. The cash flows employed in our 2018 discounted cash flow analyses for impairment analysis of non-financial assets, were based on the budget approved by the board of directors on February 8, 2019.

While management believes its estimates are reasonable, many of these matters involve significant uncertainty, and actual results may differ from the estimates used. The key inputs and assumptions that were used in performing the 2018 impairment test for the main CGUs are as follows:

		Year Ended Dec. 31, 2018
CGU	Cash flows	Net book value of the asset after impairment test (thousands of €)	G	WACC	Sales CAGR 2019-23
Italy - production sites	Discounted	32,525	0.5%	10%	6%
Italy - assets not in use	Third-party independent appraisal	16,011	n/a	n/a	n/a

G – estimated long-term growth rate from “Damodaran Online” at http://pages.stern.nyu.edu/~adamodar/

WACC – Weighted Average Cost of Capital

Sales CAGR – Sales Compound Annual Growth Rate

The compound annual growth rate for sales for Italian production sites is based on the five-year business plan.

The deterioration of the macroeconomic environment, retail industry and the deterioration of our performance, could affect our Italian production CGU. In performing the impairment analysis management has performed a sensitivity analysis, which results in a discounted cash flow exceeding the carrying amount of the CGU with an adequate cushion.

As of December 31, 2018 and 2017, the Company did not record an impairment loss for its non-financial assets.

Recoverability of Deferred Tax Assets — Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the accounting in the consolidated financial statements of existing assets and liabilities and their respective tax bases, as well as for losses available for carrying forward in the various tax jurisdictions. Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available. Deferred tax assets and liabilities are calculated using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

In assessing the feasibility of the realization of deferred tax assets, management considers whether it is probable that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and the tax loss carried-forwards are utilized. Estimating future taxable income requires estimates about matters that are inherently uncertain and requires significant management judgment, and different estimates can have a significant impact on the outcome of the analysis.

In 2018 and 2017, because domestic companies and some of foreign subsidiaries realized significant pre-tax losses and were in a cumulative loss position, management did not consider it probable that the deferred tax assets of those companies would be realized in the scheduled reversal periods (see Note 36 to the Consolidated Financial Statements included in Item 18 of this Annual Report). In making its determination that a deferred tax asset was required, management considered the scheduled reversal of deferred tax liabilities and tax planning strategies but was unable to identify any relevant tax planning strategies available to increase the recognition of the deferred tax assets.

Changes in the assumptions and estimates related to future taxable income, tax planning strategies and scheduled reversal of deferred tax liabilities could affect the recoverability of the deferred tax assets. If actual results differ from such estimates and assumptions the Group financial position and results of operation may be affected.

Provisions — The Group makes estimates and judgements in relation to the provisions for legal and tax claims, service warranties and one time termination benefits for certain employees. Provisions for legal and tax claims, service warranties and one time termination benefits for certain employees are recognised when the group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are not recognised for future operating losses. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small. Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the preset value is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognised as interest expense.

Actual results related to such provisions may differ significantly from the estimates, due to, among other things, uncertainty, lack or limited availability of information and variation in economic inputs.

Fair value of Natuzzi Trading (Shanghai) Co. Ltd. — Following the transaction occurred with Kuka, as fully disclosed in Note 10 to the Consolidated Financial Statements included in Item 18 of this Annual Report, the Company has lost control over its former subsidiary Natuzzi Trading (Shanghai) Co. Ltd. In accordance with IFRS 10, the Company has recognized the 49% retained interest in its former subsidiary at its fair value, which was estimated utilizing a third-party independent appraiser, by applying a discounted earnings technique. Such fair value is therefore based on significant inputs that are not observable in the market. Actual results related to such fair value may differ significantly from the estimate, due to, among other things, uncertainty of the significant assumptions (i.e. forecasted sales), lack of historical information and variation in economic inputs.

Non-GAAP Financial Measures

We monitor and evaluate our operating and financial performance using several non-GAAP financial measures including: Adjusted EBITDA and Net Financial Position.

We believe that these non-GAAP financial measures provide useful and relevant information regarding our performance and our ability to assess our financial performance and financial position. They also provide us with comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. While similar measures are widely used in the industry in which we operate, the financial measures we use may not be comparable to other similarly titled measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.

Adjusted earnings before interest, tax, depreciation and amortisation (Adjusted EBITDA)

Management has presented the performance measure Adjusted EBITDA because it monitors this performance measure at a consolidated level and it believes that this measure is relevant to an understanding of the Group’s financial performance. Adjusted EBITDA is calculated by adjusting profit from continuing operations to exclude the impact of taxation, net finance costs, depreciation, amortisation, government grants related to depreciation and share of profit of equity method investees.

Adjusted EBITDA is not a defined performance measure in IFRS. The Group’s definition of Adjusted EBITDA may not be comparable with similarly titled performance measures and disclosures by other entities.

The following table shows the reconciliation of Adjusted EBITDA to profit (loss) for the years ended December 31, 2018 and 2017.

	2018	2017
Profit (Loss) for the year	33,119	(30,845)
Income tax expense	7,429	2,886

Profit (Loss) before tax	40,548	(27,959)
Adjustments for:
–Net finance income/(costs)	(66,296)	4,004
–Share of profit (loss) of equity-method investees	290	—
–Depreciation	10,154	10,861
–Amortisation	910	1,569
–Government grants	(1,061)	(1,068)

Adjusted EBITDA	(15,455)	(12,593)

Adjusted EBITDA is presented by management to aid investors in their analysis of the performance of the Group and to assist investors in the comparison of the Group’s performance with that of other companies.

Net Financial Position

Net Financial Position is defined as “Cash and cash equivalents”, less “Bank overdraft and short-term borrowings”, less “Current portion of long-term borrowings”, less “Long-term borrowings”.

The following table sets forth the calculation, in millions of Euro, of Net Financial Position for the years ended December 31, 2018 and 2017.

	2018	2017
Cash and cash equivalents	62.1	55.0
Bank overdraft and short-term borrowings	(35.1)	(26.0)
Current portion of long-term borrowings	(10.6)	(4.8)
Long-term borrowings	(10.4)	(20.9)

Net Financial Position	6.0	3.3

We believe our Net Financial Position provides useful information for investors because it gives evidence of our consolidated position either in terms of net indebtedness or net cash by measuring our capital resources based on cash and cash equivalents and the total level of our financial indebtedness.

Results of Operations

Summary — In 2014, the Group started a thorough reorganization process covering its industrial, sales and service operations. The first signs of efficiency recovery were achieved in 2015 and the process has continued in 2016 with an almost break-even operating margin. In 2017 and 2018, the Company continued to invest resources to set up its retail and marketing organization worldwide and restructure its overhead costs.

On July 27, 2018, the joint venture agreement with KUKA Furniture (Ningbo) Co., Ltd. (“Kuka”) was finalized and consequently the Company’s wholly owned subsidiary, Natuzzi Trading Shanghai Co. Ltd., was deconsolidated. As a consequence of this disposal, the Company accounted for a non recurring income under the “Gain from disposal and loss of control of a subsidiary” caption within the statement of profit or loss, for a total of €75.4 million.

Including this non recurring income, Profit attributable to the Owners of the Company in 2018 was €33.3 million.

As of December 31, 2018, cash and cash equivalents for the Group was €62.1 million, from €55.0 million at the end of 2017, and the Group’s Net Financial Position was positive by €6.0 million compared to €3.4 million at the end of 2017.

The following table sets forth certain statement of profit or loss data expressed as a percentage of revenue for the years indicated:

	Year Ended December 31,
	2018	2017
Revenue	100.00%	100.00%
Cost of sales	71.9%	70.9%
Gross profit	28.1%	29.1%
Other income	1.4%	0.4%
Selling expenses	26.8%	26.3%
Administrative expenses	8.2%	8.0%
Impairment on trade receivables	0.2%	0.3%
Other expenses	0.1%	0.0%
Operating loss	-5.9%	-5.3%
Net finance costs	15.5%	0.9%
Share of profit/(loss) of equity-method investees	0.1%	0.0%
Income tax expense	1.8%	0.6%
Profit/(Loss) for the year	7.7%	-6.9%

The Company intends to follow its vision and strategy for the future by pursuing two parallel paths to gain new market share and increase profitability: i) the transformation of the Company into a lifestyle brand coupled with the extension of its mono-brand store network mainly in U.S., China, the UK and some European Countries, and ii) focusing on selected customers within the unbranded/private label business.

2018 Compared to 2017

Revenue for 2018, including sales of leather and fabric-upholstered furniture and other sales (principally sales of polyurethane foam and leather sold to third parties as well as of accessories), were €428.5 million, down 4.5% from 2017, negatively affected by currency exchange rate fluctuations.

Sales of upholstery furniture and home furnishing accessories (“core business”) were €407.1 million, down 3.8% compared to 2017, as a result of the 6.2% decrease in upholstery furniture net sales (at €365.3 million), partially offset by the 24.4% increase in home furnishing accessories sales (at €41.7 million). The 6.2% decrease in upholstery furniture net sales was due principally to a 4.7% decrease in terms of seats sold, and to a 3.0% negative currency translation, partially offset by price-list increase and a positive sales mix contribution (+1.5%).

Other sales (sales of polyurethane foam and other goods) were €21.4 million in 2018, versus €25.8 million in 2017.

The Group distributes worldwide its products through the following two divisions:

1)

The Natuzzi Division includes Natuzzi Italia, Natuzzi Editions and Divani&Divani by Natuzzi products distributed through both the Company’s directly operated network as well as third-party operated points of sales. This division addresses the medium/high-end segment of the market; and

2)	The Softaly division, selling unbranded products exclusively through the wholesale channel and addressing the low-end segment of the market.

1) Natuzzi Division

2018 net sales of this division were €312.9 million, down 1.8% compared to 2017, as a result of the 7.3% decrease in sales from the Americas, partially offset by the increase in sales from the EMEA and the Asia-Pacific regions (+0.5% and +2.3% respectively).

Within the Natuzzi division, Natuzzi Italia net sales increased by 7.6% over 2017 and represents 35.6% of the entire Group’s core business (as compared to 31.8% in 2017). The Divani&Divani by Natuzzi network grew by 5.1% over 2017. On the contrary, Natuzzi Editions net sales decreased by 11.1% over 2017, due, in particular, to weak performance in some European Countries.

1.a) Natuzzi Division: Direct Retail

Within the above-mentioned Natuzzi division, the Group directly operates points of sales (including stores and concessions) under both Natuzzi Italia and Divani&Divani by Natuzzi name.

During 2018, the Group opened 6 Natuzzi Italia DOS, of which 3 in the U.S. (Chicago, Costa Mesa California and Fort Lauderdale Florida), two in France both located in Paris, and one in the UK (London Westfield).

As of the date of this Annual Report, there are 67 DOS, of which 40 operated under the Natuzzi Italia name, 15 Divani&Divani by Natuzzi and 12 Natuzzi Italia concessions (these being all located in Mexico, as the Company closed in the first part of 2019 all the United Kingdom based concessions that were operating under the Natuzzi Italia name).

As disclosed during 2018, following the execution of the joint venture agreement in China, the 11 Natuzzi Editions Directly Operated Stores (“DOS”) were transferred in July 27, 2018 to the joint venture vehicle and deconsolidated since that date. In 2018, Group’s total direct retail sales were €63.0 million (including sales generated by the 11 Natuzzi Editions DOS in China through July 27, 2018), and €56.5 million in 2017 (including sales generated by the 11 Natuzzi Editions DOS in China during the twelve months of the year).

For a more direct comparison, we will no longer consider these 11 Natuzzi Editions in this section.

In 2018 sales from our directly operated retail network (excluding the 11 Natuzzi Editions in China) were €57.1 million, up 14.3% compared to 2017, with positive results mainly from U.S. (+46.8%), Italy (+4.0%), Switzerland (+10.9%). Sales from our UK-based points of sale decreased by 21.6% mainly due to the restructuring activity in that region. Direct Retail sales represented 14.0% of our 2018 core business.

Natuzzi Italia DOS sales increased 17.9% to €43.7 million and Divani&Divani by Natuzzi DOS sales increased by 3.8% million at €13.4 million.

2018 sales on a like-for-like basis (i.e., considering points of sale in operation for both full-year 2018 and 2017) were €44.1 million, up 6.2% from €41.5 million in 2017, thanks, in particular, to the performance of our DOS located in the USA (+20.6%), Italy (+6.1%) and Switzerland (+15.9%) and Spain (+1.6%).

1.b) Natuzzi division: wholesale

Natuzzi Sales generated by the wholesale channel (Natuzzi franchised operated stores, or “FOS”, and other selling formats), were €255.8 million, down 4.8% from €268.6 million in 2017.

Within this wholesale channel, Natuzzi Italia sales were €101.3 million, up 3.7%, Natuzzi Editions sales were €139.0 million, down 11.1%, and sales from Divani&Divani by Natuzzi network were €15.5 million, up 6.3% compared over 2017.

The Company has recently launched a new store concept for the Natuzzi Editions business in Cardiff, Wales, and Glasgow, Scotland.

2) Softaly wholesale division

Sales generated by this division, addressing the low-end segment of the market, were €94.2 million, down 9.9% from €104.5 million in 2017.

The Softaly business in 2018 has been particularly affected by the difficult retail conditions experienced in the North American market, as some of the Company’s historical partners are restructuring their retail assets, resulting in a reduction of their points of sales. Due to the price-based competition affecting this segment of the furniture industry, the Company’s plan for this division is to focus on a few selected primary customers.

Cost of Sales in 2018 was €308.3 million (or 71.9% as a percentage of revenue), as compared to €318.4 million (or 70.9% of revenue) in 2017.

In 2017 and in 2018, the Group implemented its program to reduce the Italian workforce and therefore, within the Consolidated statements of profit or loss, it accounted for labor-related costs of €10.0 million in 2017 (almost entirely represented by the accrual made for legal proceedings risks, in addition to €0.8 million as an incentive program to reduce the workforce) and €5.6 million in 2018 pertaining mainly to the incentive program to reduce the number of workers.

In addition, we had an increase in cost of labor, net of the abovementioned labor-related costs, from 18.3% in 2017 to 19.7%, also due to extra work-time necessary to respect the delivery terms required by our customers during 2018.

Gross Profit. During 2018, the consolidated gross margin was equal to 28.1%, versus 29.1% in 2017.

Net of the above mentioned labor related costs, the gross margin would have been 29.4% in 2018 and 31.3% in 2017.

The gross margin in 2018 was also affected by increasing prices in some raw materials.

Selling Expenses. In 2018, selling expenses were €115.0 million (or 26.8% on revenues) compared to €118.3 million (or 26.3% on revenues) in 2017, affected by €0.5 million of costs pertaining to an incentive program to reduce the Italian workforce as described above.

Administrative Expenses. In 2018, the Group’s administrative expenses decreased by €0.8 million to €35.3 million, from €36.1 million in 2017, and, as a percentage of revenue, from 8.0% in 2017 to 8.2% in 2018 mainly affected by €0.8 million of costs pertaining an incentive program to reduce the Italian workforce as described above. Net of this labor-related costs, administrative expenses on revenues would have been 8.1%.

Operating Loss. As a result of the factors described above, in 2018 the Group had an operating loss of €25.4 million compared to an operating loss of €23.9 million in 2017.

Net finance income/costs. The Group registered “Net finance costs” of €66.3 million in 2018 as compared to €(4.0) million in 2017. Net finance costs of 2018 include:

—	Finance income of €0.4 million (€1.2 million in 2017);

—	Finance costs of (€5.6) million (€6.3 million in 2017);

—	Net exchange rate gains/(losses) of (€3.9) million (€1.1 million in 2017);

—	Gains from disposal and loss of control of a subsidiary of €75.4 million (nil in 2017).

The improvement of €70.3 million in “Net finance costs” is primarily due to the €75.4 million gain deriving from the transaction with Kuka. See Notes 10, 34 and 35 to the Consolidated Financial Statements included in Item 18 of this Annual Report.

The Group recorded a €3.9 million foreign-exchange net loss in 2018, as compared to a net gain of €1.1 million in 2017. The foreign exchange loss in 2018 primarily reflected the following factors:

—

a net realized loss of €0.9 million in 2018 (as compared to a net realized gain of €1.9 million in 2017) on domestic currency swaps due to the difference between the forward rates of the domestic currency swaps and the spot rates at which the domestic currency swaps were closed (the Group uses forward rate contracts to hedge its price risks against unfavorable exchange rate variations);

—	a net realized gain of €3.3 million in 2018 (compared to a gain of €0.4 million in 2017), from the difference between invoice exchange rates and collection/payment exchange rates;

—	a net unrealized loss of €0.0 million in 2018 (compared to an unrealized gain of €1.0 million in 2017), from the mark-to-market evaluation of domestic currency swaps;

—	a net unrealized loss of €5.4 million in 2018 (compared to an unrealized loss of €0.0 million in 2017) on accounts receivable and payable;

—

a net unrealized loss of €0.9 million in 2018 (compared to an unrealized loss of €2.2 million in 2017), from the translation of non-monetary assets for those subsidiaries adopting Euro as their functional currency.

The Group does not use hedge accounting and records all fair value changes of its domestic currency swaps in its statement of profit or loss. See Notes 27 and 28 to the Consolidated Financial Statements included in Item 18 of this Annual Report.

Income Taxes. In 2018, the Group income taxes increased to €7.4 million from €2.9 million in 2017. The Group had an effective tax rate of 18.32% on its profit before taxes and non-controlling interests, compared to the Group’s effective tax rate of 10.32% reported in 2017. See Note 36 to the Consolidated Financial Statements included in Item 18 of this Annual Report.

Profit/(loss) for the year. Reflecting the factors above, the Group reported a profit of €33.1 million in 2018, as compared to a loss of €30.8 million in 2017. On a per-Ordinary Share basis, the Group had profit of €0.61 in 2018, as compared to losses of €0.55 in 2017.

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

In 2015, as a result of corrective measures introduced in the second half of 2014, the Group achieved positive results in terms of production efficiency (in particular in the Italian and Chinese plants) and in terms of control and reduction of fixed costs and rationalization of the DOS network. As a consequence the operating loss improved in 2015 as compared to 2014.

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

During 2018, the Company finalized the joint venture agreement with “Kuka”, as disclosed in Note 10 of the consolidated financial statements included in Item 18 of this Annual Report. The agreements with “Kuka”, finally signed on July 27, 2018, have resulted in an investment by “Kuka” in the Group of €65 million, for the acquisition of the majority stake in the subsidiary Natuzzi Trading (Shanghai) Co., Ltd. Out of these €65 million, €20 million have remained at Natuzzi Trading (Shanghai) Co., Ltd. to sustain investments, while €45 million have been paid in favor of Natuzzi S.p.A., as cash consideration for the purchase of the investment in the subsidiary (€30 million) and right to access of Natuzzi’s trademarks (€15 million).

In 2018, the Group reported an operating loss of €25.4 million from an operating loss of €23.9 million in 2017.

The Group’s Net Financial Position remained positive at €6.0 million at year-end 2018, increasing by €2.6 million as compared to 2017, also thanks to the cash injection deriving from the transaction finalized with “Kuka”.

As of December 31, 2018, the Group had cash and cash equivalents on hand of €62.1 million, and credit facilities totaling €138.2 million (€147.7 million as of December 31, 2017). Existing credit lines of 2018 are as follows: a) unsecured credit line for €29.6 million; b) secured credit line for €61.1 million secured by real estate mortgage and invoice discount facilities; and c) securitization of trade receivables of €47.5 million. The Group uses these lines of credit to manage its operational needs. The unused portions of lines of credit were approximately €24.0 million (see Note 24 to the Consolidated Financial Statements included in Item 18 of this Annual Report) as of December 31, 2018. The vast majority of these credit lines are under credit facilities that are not subject to any restrictions. Bank overdrafts are repayable either on demand or on a short-term basis. See “Item 3 – Key Information – Risk Factors.” The Group’s borrowing needs generally are not subject to significant seasonal fluctuations.

Although we had €62.1 million in cash and cash equivalents on hand at December 31, 2018, €18.3 million of this amount is located in our Chinese subsidiaries. To the extent management intends to move the cash from China by a dividend distribution, a withholding tax of 10% and the income taxes in Italy (equal to 24.0% of 5% of the dividends distributed) would have to be paid.

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

Cash Flows —The Group’s cash and cash equivalents, net of bank overdraft, were €60.4 million as of December 31, 2018 as compared to €55.0 million as of December 31, 2017. The most significant changes in the Group’s cash flows between 2018 and 2017 are described below.

In 2018, Net Cash used in operating activities was €11.3 million. In 2017, net cash used in operations were €4.9 million (of which (€8.3) million was related to one-time termination costs).

During 2018, the Group continued to reduce net working capital as a result of: a) €7.4 million as positive contribution from the extension in days payables outstanding; b) €6.0 million as positive contribution from the improvement in inventories; c) €3.7 million as negative contribution from receivables, of which €3.5 million relates to the worsening of other trade receivables (not involved in the securitization process).

Net cash provided by investment activities in 2018 was €14.6 million as compared to net cash used in investment activities of €10.3 million in 2017. The increase in cash was mainly due to the sale of the 23.54% stake in Natuzzi Trading Shanghai Co. Ltd. to “Kuka”, for a total consideration of €30 million.

In 2018, capital expenditures were primarily made for the expansion of the Company’s retail network, to make improvements to property, plant and equipment of the existing facilities worldwide, to increase efficiency in production processes, and in software, with particular reference to the development of a 3D product-configurator application.

Cash provided by financing activities in 2018 was €2.2 million compared to cash provided by financing activities in 2017 of €12.4 million; this change is mainly due to the obtainment of a €12.5 million long-term loan in 2017, and to a higher use of short-term borrowings in 2018 by €1.4 million.

As of December 31, 2018, the Group’s long-term contractual cash obligations amounted to €137.8 million, of which €59.6 million comes due in 2019. See “Item 5. Operating and Financial Review and Prospects—Contractual Obligations and Commitments.” The Group’s long-term borrowings represented 15.3% of Equity attributable to the Owners of the Company as of December 31, 2018 (25.1% as of December 31, 2017) (see Note 18 to the Consolidated Financial Statements included in Item 18 of this Annual Report). As of December 31, 2018 and 2017 the Company was in compliance with the long-term loans covenants. The Group’s uses of funds are expected to be the payment of operating expenses, working capital requirements, capital expenditures and restructuring of operations. See “Item 4. Products” for further description of our research and development activities. See “Item 4. Incentive Programs and Tax Benefits” for further description of certain government programs and policies related to our operations. See “Item 4. Capital expenditure” for further description of our capital expenditures.

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

As of December 31, 2018, the Group’s long-term borrowings consisted of €20.9 million (including €10.6 million of the current portion of such debt) and its short-term borrowings consisted of €35.1 million outstanding under its existing lines of credit, comprised entirely of bank overdrafts.

The Group maintains cash and cash equivalents in the currencies in which it conducts its operations, principally Chinese Yuan, U.S. dollars, Euros, New Romanian Leu, British pounds and Canadian dollars.

The following table sets forth the contractual obligations and commercial commitments of the Group as of December 31, 2018:

	Payments Due by Period (thousands of euro)
Contractual Obligations	Total	Less than 1 year	1-2 years	2-5 years	After 5 years
Long-term borrowings	20,943	10,582	3,177	5,381	1,803
Bank overdrafts and short term borrowings	35,148	35,148	—	—	—

Total Debt(1)	56,091	45,730	3,177	5,381	1,803

Interest due on Total Debt (2)	963	413	233	282	35
Operating Leases (3)	80,740	13,503	12,823	32,611	21,803

Total Contractual Cash Obligations	137,794	59,646	16,233	38,274	23,641

(1)

Please see Note 18 to the Consolidated Financial Statements included in Item 18 of this Annual Report for more information on the Group’s long-term borrowings. See Notes 18 and 24 of the Consolidated Financial Statements included in Item 18 of this Annual Report on Form 20-F.

(2)	Interest due on total debt has been estimated using rates contractually agreed with lenders.

(3)

The leases relate to the leasing of manufacturing facilities and stores by several of the Group’s companies. See Note 40 of the Consolidated Financial Statements included in Item 18 of this Annual Report.

Under Italian law, the Company and its Italian subsidiaries are required to pay a termination indemnity to their employees when these cease their employment with the Company or the relevant subsidiary. Likewise, the Company and its Italian subsidiaries are required to pay an indemnity to their sales agents upon termination of the sales agent’s agreement. As of December 31, 2018, the Group had accrued an aggregate employee termination indemnity of €17.2 million. In addition, as of December 31, 2018, the Company had accrued an aggregate sales agent termination indemnity of €1.1 million. See Notes 19 and 21 of the Consolidated Financial Statements included in Item 18 of this Annual Report. These amounts are not reflected in the table above. It is not possible to determine when the amounts that have been accrued will become payable.

As at December 31, 2018, the provision for legal claims refers for €9.3 million (€9.3 million as at December 31, 2017) to the probable contingent legal liability related to legal procedures initiated by 141 workers against the Company for the misapplication of the social security procedure “CIGS—Cassa Integrazione Guadagni Straordinaria”. According to the “CIGS” procedure, the Company pays a reduced salary to the worker for a certain period of time based on formal agreements signed with the Trade Unions and other Public Social parties. In particular, these 141 workers are claiming in the legal procedures that the Company applied the “CIGS” during the period from 2004 to 2016 without foreseeing any time rotation. In May 2017, the Company received from the Italian Supreme Court of Justice (“Corte di Cassazione”) an adverse verdict for the above litigation related only to two workers. Based on this unfavorable verdict, the Company, with the support of its legal counsel, has assessed that the liability for legal procedures initiated by all the 141 workers is €9.3 million. See Note 21 to the Consolidated Financial Statements included in Item 18 of this Annual Report.

The Group is also involved in a number of claims (including tax claims) and legal actions arising in the ordinary course of business. As of December 31, 2018, the Group had accrued provisions relating to these contingent liabilities in the amount of €12.0 million. See “Item 8. Financial Information—Legal and Governmental Proceedings” and Note 21 to the Consolidated Financial Statements included in Item 18 of this Annual Report.

Trend information

The recovery of the global economy is subject to a number of factors, most of which remain uncertain.

Global trade growth moderated in 2018 amid significant volatility, with a strong performance being recorded in the first half of 2018, followed by a relatively sharp deceleration. This slowdown reflects weakening global manufacturing activity, heightened trade tensions and, more recently, a significant deterioration in trade in Asia – particularly in China.

A temporary agreement between the United States and China in December 2018 on tariffs dispute has fueled further trade tensions. Tariffs on U.S.$200 billion of Chinese exports to the United States had originally been set to rise from 10% to 25% as of January 1, 2019, but that increase was put on hold as a result of the agreed truce. While this sent a positive signal, there remains considerable uncertainty as to whether the ongoing trade negotiations will lead to a significant de-escalation of trade tensions. A formal trade agreement between the United States and China is currently expected to be signed shortly. Risks remain, however, as trade tensions with China could intensify again and the US administration could also impose new tariffs on imports from other countries.

In the USA, favorable financial conditions and fiscal stimulus are continuing to support growth, outweighing the adverse impact of the trade dispute with China. Annual headline consumer price inflation fell to 1.6% in January from 1.9% in the previous month, largely on account of falling energy prices, while consumer price inflation excluding food and energy remained unchanged at 2.2%.

Euro area growth remained subdued in the last part of 2018. Most recent data, with particular reference to the manufacturing sector that has been affected by the slowdown in external demand and some Country-specific factors, suggest that growth will continue at moderate rates in the near term. The impact of these factors is turning out to be somewhat longer-lasting, which suggests that the near-term growth outlook will be weaker than previously anticipated, notwithstanding favorable financing conditions and further, albeit small, employment gains and rising wages.

In the United Kingdom, heightened political uncertainty is continuing to weigh on growth. Even the short-term outlook is subject to considerable uncertainty as a result of the forthcoming votes on the EU withdrawal agreement in parliament.

In Japan, recovering domestic demand supported growth in late 2018. This recovery followed a sharp contraction in the third quarter due to natural disasters. Looking ahead, the country’s accommodative monetary policy stance, its strong labor market and its robust demand for investment (despite a weakening external environment) are all projected to support growth. In addition, fiscal measures are expected to smooth out the negative impact of the consumption tax increase that is scheduled for October of this year.

In central and eastern European countries, growth is projected to moderate somewhat this year. Investment growth remains strong, supported by EU funds, and consumer spending also remains robust, underpinned by strong labor market performance. However, the slowdown in the euro area is weighing on the growth outlook for this region.

Growth in China has lost some of its momentum at the end of 2018. Moreover, monthly indicators suggest that this trend is likely to continue in 2019. In order to protect the economy from a sharper slowdown, the Chinese authorities have announced a number of fiscal and monetary policy measures.

Despite the temporary truce between the United States and China, risks stemming from an intensification of global trade tensions remain high. A sharper slowdown in China’s economy might be more difficult to address using policy stimulus, which will also pose challenges in the context of the country’s ongoing rebalancing process. Meanwhile, a “no deal” Brexit scenario could have highly adverse spillover effects, especially in Europe, and elevated geopolitical uncertainties could weigh on global growth.

Prospects remain uncertain in particular in the Euro area due to the general weakness in the job market, ongoing vulnerability in the real-estate sector, a decreasing level of savings among families, high levels of public indebtedness in most developed countries, political, austerity measures designed to reduce public expenditures and consequent decreased consumer spending. Furthermore, a resurgence of the sovereign debt crisis in certain European countries could diminish the banking industry’s ability to lend to the real economy, thus setting in motion a negative spiral of declining production, higher unemployment and a weakening financial sector.

Total Group order flow through the first fifteen weeks of 2019 — Total Group’s order flow is down low single-digit versus the same period of 2018, due to the weak performance of the Softaly division.

1) Natuzzi Division — Order flow for the Natuzzi division was flat as compared to the same period of last year.

We reported a positive performance in the EMEA region and in the Asia-Pacific region, and a decrease in the Americas.

Order flow for the Natuzzi Italia products decreased, notwithstanding the positive performance from our directly operated segment. Order flow for the Natuzzi Edition products reported an increase.

For 2019, the Group will focus its efforts primarily on North America, China, United Kingdom and Italy.

The efforts the Company has made over the last several years on brand, in expanding its product offering and its monobrand store network, together with high Natuzzi brand recognition, are expected to support the branded business.

2) Softaly Division — year-to-date order flow, as compared to the same period in 2018, shows a medium single-digit decrease, due to the negative performance in the EMEA region that has more than offset the increase in the Americas and in the Asia-Pacific region. The Company’s plan for the Softaly division is to focus primarily on a few selected primary customers.

Trend in raw materials — For the first part of 2019, the Group has benefitted from the decrease in leather prices and expects stable trend for the next months.

Off-Balance Sheet Arrangements

As of December 31, 2018, neither Natuzzi S.p.A. nor any of its subsidiaries was a party to any off-balance sheet arrangements.

Related Party Transactions

Please see “Item 7. Major Shareholders and Related Party Transactions” of this Annual Report.

New Accounting Standards under IFRS

Recently issued Accounting Pronouncements IFRS — Recently issued but not yet adopted IFRS relevant for the Company are as follows:

(A) IFRS 16 “Leases”

The Group is required to adopt IFRS 16 “Leases” from January 1, 2019. The Group has assessed the estimated impact that initial application of IFRS 16 will have on its consolidated financial statements, as described below. The Group has completed the implementation process at the date of approval of the consolidated financial statements as at December 31, 2018, except for the finalisation of the testing and assessment of controls over its new IT systems.

IFRS 16 introduces a single, on-balance sheet lease accounting model for lessees. A lessee recognises a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are recognition exemptions for short-term leases and leases of low-value items. Lessor accounting remains similar to the current standard – i.e. lessors continue to classify leases as finance or operating leases.

IFRS 16 replaces existing leases guidance, including IAS 17 “Leases”, IFRIC 4 “Determining whether an Arrangement contains a Lease”, SIC-15 “Operating Leases – Incentives” and SIC-27 “Evaluating the Substance of Transactions Involving the Legal Form of a Lease”.

(i) Leases in which the Group is a lessee

The Group will recognise new assets and liabilities for its operating leases that mainly comprise factory facilities and stores. The nature of expenses related to those leases will now change because the Group will recognise a depreciation charge for right-of-use assets and interest expense on lease liabilities.

Previously, the Group recognised operating lease expense on a straight-line basis over the term of the lease, and recognised assets and liabilities only to the extent that there was a timing difference between actual lease payments and the expense recognised.

In addition, the Group will no longer recognise provisions for operating leases that it assesses to be onerous. Instead, the Group will include the payments due under the lease in its lease liability.

No significant impact is expected for the Group’s finance leases.

Based on the information currently available, after considering the recognition exemptions mentioned above, the Group has non-cancellable operating lease commitments of approximately €80 million as of January 1, 2019. Of these commitments, the Group expects to recognize right-of-use assets (after adjustments for prepayments and accrued lease payments recognised as at December 31, 2018) and related lease liabilities of approximately €62 million.

The Group expects no significant impact from the application of the new standard on net profit and cash flow from operating activities, nor on its ability to comply with loan covenants.

(ii) Leases in which the Group is a lessor

No significant impact is expected for leases in which the Group is a lessor.

(iii) Transition

The Group plans to apply IFRS 16 initially on January 1, 2019, using the modified retrospective approach. Therefore, the cumulative effect of adopting IFRS 16 will be recognised as an adjustment to the opening balance of retained earnings as at January 1, 2019, with no restatement of comparative information.

The Group plans to apply the practical expedient to grandfather the definition of a lease on transition. This means that it will apply IFRS 16 to all contracts entered into before January 1, 2019 and identified as leases in accordance with IAS 17 and IFRIC 4.

In addition, the Group will elect to use the exemptions proposed by the standard for which the lease term ends within 12 months as of the date of initial application, and lease contracts for which the underlying asset is of low value. The Group has leases of certain office equipment (e.g., personal computers, printing and photocopying machines) and company cars that are considered of low value.

(B) Other standards

The Company is evaluating the provisions of the following standards, but it does not expect adoption to have a significant impact on the Group’s consolidated financial statements:

—	IFRIC 23 Uncertainty over Tax Treatments;

—	Plan Amendment, Curtailment or Settlement (Amendments to IAS 19);

—	Annual Improvements to IFRS Standards 2015–2017 Cycle – various standards;

—	Amendments to References to Conceptual Framework in IFRS Standards.

Whereas, the Company is still evaluating the provisions of the following standards, but it does not expect the adoption will be applicable to the Company:

—	Prepayment Features with Negative Compensation (Amendments to IFRS 9);

—	Long-term Interests in Associates and Joint Ventures (Amendments to IAS 28);

—	IFRS 17 Insurance Contracts.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

As of the date of this Annual Report, the board of directors of Natuzzi S.p.A. consists of seven members, all of whom were elected at the Company’s annual general shareholders’ meeting held on April 30, 2018. All of the members of the board of directors were elected for a three-year period. The directors and senior executive officers of the Company as of April 30, 2019, were as follows:

Name	Age	Position within the Company
Pasquale Natuzzi *	79	Chairman of the Board of Directors and CEO
Antonia Isabella Perrone *	49	Non-executive Director
Paolo Braghieri*	65	Non-executive Director
Giuseppe Antonio D’Angelo *	53	Non-executive Director
Vincenzo Perrone*	60	Non-executive Director
Stefania Saviolo*	54	Non-executive Director
Ernesto Greco*	68	Executive Director
Vittorio Notarpietro	56	Chief Financial and Legal Officer
Michele Variale	39	Chief Auditor
Pierangelo Colacicco	50	Chief Technology & Digital Innovation Officer
Michele Onorato	41	Chief HR & Organization Officer
Pasquale Junior Natuzzi	29	Creative Director & Stylist
Aldo Amati	48	Chief Process Innovation & Product Development Officer
Antonino Gambuzza	59	Chief Operations Officer
Umberto Longobardo	52	Chief Quality & Customer Care Officer
Nazzario Pozzi	47	Chief Commercial Officer Natuzzi
Giovanni Tucci	47	Chief Commercial Officer Private Label & Key Country Wholesales

*	The above-mentioned members of the board of directors were elected at the Company’s annual general shareholders’ meeting held on April 30, 2018.

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

Vittorio Notarpietro is the Chief Financial & Legal Officer of the Company. He joined the Group in 2009 as Chief Financial Officer and from 1991 to 1998 was the Finance Director and Investor Relations Manager for the Group. From 1999 to 2006, he was Vice President for Finance for IT Holding Group. From 2006 to 2009, he was the CEO of Malo S.p.A., a leading Italian company in the luxury sector. He re-joined the Group in September 2009.

Michele Variale is the Chief Auditor of the Group. He joined the Group at the end of August 2017 with responsibility for providing assurance to the Board of Directors and the Audit Committee that processes and internal controls are effective and properly designed to mitigate key business risks. Within the mandate he has been provided by the Board of Directors, his scope of work covers all key Group risks, including strategic, financial, operational and compliance risks. His main duties include defining and completing planned audit activities, following up on opportunities for improvement, providing independent advice and periodically reporting to the Audit Committee and the Board of Directors on matters regarding internal control and risk management. In addition, he is responsible for providing assurance over design and effectiveness of key controls relevant for SOX. Global Internal Audit team members fulfill their duties in compliance with the ethical code of the Institute of Internal Audit. During his professional career, he has performed different roles in Finance, Internal Audit and Financial Crime Compliance in the last 15 years. Previously, he has worked for PwC, General Electric and Willis Towers Watson, in different industries and sectors. He is a Certified Internal Auditor and a Certified Anti Money Laundering Specialist.

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

Pasquale Junior Natuzzi is the Chief Creative Director & Stylist Officer of the Group. Pasquale Junior, as son of the company owner Pasquale Natuzzi, joined the Group in 2012. He is responsible for defining the Group’s strategic direction in style and creativity, managing the transformation of the Company from a furniture player to a lifestyle brand. He is also Global Marketing & Communication Director of the Group, a position he assumed in 2017. Pasquale Junior started his career at Natuzzi as Marketing Program Manager, before his appointment as Global Communication Director and Deputy Creative Director from 2016-2017, where he oversaw the development of Natuzzi’s global brand strategy.

Giovanni Tucci is the Chief Commercial Officer Softaly & Key Country Wholesale of the Natuzzi Group. He joined the Group in 2013 and is responsible for worldwide merchandising and sales for both the commercial and the industrial elements of business, as well as overseeing the Softaly global team. He, will also oversee the management of the entire wholesale business for the following Key Markets: DACH, the US East Coast and France. He joined the Group in January 2013 as Private Label Sales Director for EMEA, bringing with him many years of experience in merchandising and sales. He also previously worked in both the automotive and wholesale furniture industries. Giovanni’s background includes: attending a scientific high school, and flight academy. He also earned a bachelor’s degree in economics and business administration. His role is presently focused on restructuring sales in the North American market in line with the EMEA.

Antonino Gambuzza is the Chief Operations Officer of the Group. He joined the Group in January 2019 and is responsible for worldwide operations, including the Group’s purchases and its supply chain. Antonino is a graduate of Politecnico of Milan, where he received a degree in Electronic Management Engineering. He has twenty-five years of experience in international engineering companies, developing technical skills oriented to a lean manufacturing logic and managing complex industrial projects at an international level. His previous experience includes being Executive Operations Director at ILVA, holding positions of increasing responsibility up to Manufacturing Executive Director at Indesit Company and serving as Head of the Lacquering Department at the FIAT Group.

Michele Onorato is the Chief HR & Organization Officer of the Group. He joined the Group in June 2018 with the responsibility of supporting the realization of the Group strategy through the implementation of an HR Global Management System that supports the continuous development of the Group’s internal competences in relation to its business priorities. Michele holds a degree in Economics and Business and a Masters in Human Resource Management. He has developed his professional career in roles of ever-increasing responsibility within the Human Resources Management and Industrial Relations department. From 2015 to May 2018, he was Human Resources Director South Area at Ilva SpA. He also gained work experience in the Coesia Group, Philips, Saeco and Indesit.

Umberto Longobardo is the Chief Quality & Customer Care Officer of the Group. He joined the Company in January 2017 and is responsible for the worldwide quality and customer care departments that include order management, credit collection and claims management. Umberto started his career in Nuovo Pignone SpA (General Electric) as Plant Quality Manager, then served as Plant Manufacturing & Maintenance Manager in 2001 He formerly worked at Indesit S.p.A., where he held positions of increasing responsibility such as Plant Quality Control Manager, Plant Operations Manager and Returns Manager. In 2008 he joined Gucci Logistics S.p.A. - Kering Group, a global Luxury Group representing Gucci, Bottega Veneta, Saint Laurant, Stella McCartney and other entities. He developed his career in the field of Quality Management and After Sales, including WW Quality & After Sales Service Director. He holds a degree in Mechanical Engineering.

Aldo Amati is the Chief Process Innovation & Product Development Officer of the Group. He joined the Group in May 2018 with responsibility focused in two different areas: 1) product development, industrialization and product innovation, and 2) innovation and integrated production process methodologies. He is an experienced manager with more than 19 years professional career in the Aerospace field, primarily focused on improvement projects and production processes. About his previous experience, he served from 2004 to 2006 at Officine Aeronavali S.p.A. as Production Manager. He formerly worked at Alenia Aermacchi S.p.A. in roles of increasing responsibility, including Manufacturing Engineering & Assembly Production Unit Manager. From 2015 to May 2018 he worked at Salver S.p.A as Production Unit Director.

Angelo Colacicco is the Chief Technology & Digital Innovation Officer of the Group. The Digital department was created with a clear objective: upgrading our mindset from traditional to digital. This goal is attainable through the discovery, adoption and implementation of innovative technologies that make processes simple throughout the supply chain, while improving customer satisfaction and making the brand more competitive. From 2014 to 2018, he was Chief Information Officer (CIO), Process and Organization Director, and from 2007 to 2014 he was CIO of the Group. He joined the Company’s HR & Organization department in 1994. In 1996, he served as a software specialist in the IT department. From 2000 to 2007, he was the IT manager for all sales and distribution processes.

Compensation of Directors and Officers

As a matter of Italian law and under our By-laws, the compensation of executive directors, including the CEO, is determined by the board of directors, after consultation with the board of statutory auditors, within a maximum amount established by the Company’s shareholders. The Company’s shareholders determine the base compensation for all members of the board of directors, including non-executive directors. Compensation of the Company’s executive officers (for performing their role as such) is determined by the CEO. None of our directors or senior executive officers is party to a contract with the Company that would entitle such persons to benefits upon the termination of service as a director or employee, as the case may be.

Aggregate compensation paid by the Group to the directors and officers was approximately €2.9 million in 2018.

The compensation recognised in 2018 to the members of the board of directors is set forth below individually:

Name	Base Compensation
Pasquale Natuzzi	€120,000.00
Antonia Isabella Perrone	€25,000.00
Giuseppe Antonio D’Angelo	€25,000.00
Braghieri Paolo(1)	€17,333.00
Stefania Saviolo	€26,000.00
Ernesto Greco	€25,000.00
Vincenzo Perrone	€26,000.00
Cristina Finocchi Mahne(2)	€8,333.00

(1)	Mr. Paolo Braghieri was elected for the first time at the Company’s annual general shareholders’ meeting held on April 30, 2018. His 2018 compensation is prorated accordingly.
(2)

Mrs. Cristina Finocchi Mahne served until the Company’s annual general shareholders’ meeting held on April 30, 2018, but she was not re-elected at such meeting. Her 2018 compensation is prorated accordingly.

In 2019, approximately 42, only the first reports of the CEO and only commercial staff from around the world, can participate in the MBO incentive system. The Company will only pay a bonus pursuant to the MBO system if certain budget results relating to the operating result are achieved.

Statutory Auditors

At the Company’s annual general shareholders’ meeting on April 27, 2016, the following individuals were elected to the Company’s board of statutory auditors for a three-year term. Their terms ended in April 2019. The board consists of three members, one of which is a chairperson, and two alternates.

Name	Position
Carlo Gatto	Chairman
Cataldo Sferra	Member
Giuseppe Pio Macario	Member
Andrea Venturelli	Alternate
Vito Passalacqua	Alternate

During 2018, the Group’s statutory auditors received approximately €0.1 million in compensation in the aggregate for their services to the Company and its Italian subsidiaries.

At the Company’s annual general shareholders’ meeting on April 29, 2019, the following individuals were elected to the Company’s board of statutory auditors for a three-year term. The board consists of three members, one of which is a chairperson, and two alternates.

Name	Position
Giuseppe Pio Macario	Chairman
Francesco Campobasso	Member
Andrea Venturelli	Member
Aurelio Franco Colasanto	Alternate
Vito Passalacqua	Alternate

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

Employees

The following table illustrates the breakdown of the Group’s employees by qualification and location for the periods indicated:

Qualification	As of December 31,			Change 2018/2017	Change 2017/2016
	2018	2017	2016
Top managers	55	55	56	0	(1)
Middle managers	199	223	202	(24)	21
Clerks	1,035	1,012	981	23	31
Laborers	3,564	3,849	3,932	(285)	(83)
Total	4,853	5,139	5,171	(286)	(32)

Location	As of December 31,			Change 2018/2017	Change 2017/2016
	2018	2017	2016
Italy	2,364	2,436	2,268	(72)	168
Outside Italy	2,489	2,703	2,903	(214)	(200)
Total	4,853	5,139	5,171	(286)	(32)

In 2018, we completed the Reintegration Plan (involving 168 work units) after the Bari Labor Court determined that they were unjustly dismissed.

Overall, 55 workers in this time period have voluntarily left the Company. Abroad, the reduction is due to a contraction of production volumes and to the Joint Venture with Kuka, which has caused a shift of employees of Trading Shanghai to another Company.

In December 20, 2018, the Company announced that, subject to obtaining any applicable authorizations, the Company, along with the Trade Unions and Italian relevant the authorities agreed to extend the Solidarity Agreement (reduced-work schedules) for a one-year period ending in December 2019. In addition, parties signed an agreement to allow the Company to benefit from a temporary workforce reduction program, called CIGS, involving up to 491 employees, for a period of 24 months in order to support the reorganization process.

HR People Development

The growth and development of Natuzzi employees is the most important mission that the HR People Development department is pursuing. Natuzzi has the strong conviction that people are the Company. Employee development is a “joint initiative” by the employee and the employer to improve individuals’ existing skills and knowledge.

Respecting this fundamental belief, we are aware that Employee Development is a long-term initiative, but also produces benefits in the short-term like increased loyalty and improved performance and engagement. We are constantly working to put in place programs and tools to achieve both initiatives.

In order to accomplish our ends, we are following these guidelines to improve development:

1. Continuous Learning & Training: professional training, personal attitude to improve, cross-department training, and soft-skills training.

2. Coaching & Mentoring: based on assessment activities results, performance evaluation, and other forms of continuous feedback, HR People Development can design solutions to match learning needs, not only by “classroom or one-way lessons”, but by leveraging the expertise and knowledge already present in the Company that must be expertly handed down.

The two aforementioned guidelines implement plans and training programs designed on the basis of the needs or any performance gap to be met. The guidelines align with the Group’s long-term principles, and the continuity of the training courses started in previous years. In addition, these guidelines shape and direct other aspects of employee hiring, retention and overall experience, including Recruitment, Induction, Talent acquisition & management, Workforce planning, and others. These processes are constantly being improved and adapted to the specific needs at Global Organization level.

In 2018, we conducted training activities to support the company strategy with regard to both Commercial Employees and Corporate Employees.

Commercial training activities at the Company’s Headquarters - 2018

The Commercial Training in 2018 sought not just to guarantee the education of Sales staff to enable them offer the best retail experience, but to focus on the launch of the e-learning project.

The Natuzzi Digital Academy is a strategic investment, offering the opportunity to train and educate the entire sales force and effectively support the Company in the achievement of goals set by the business plan. This project is particularly relevant considering that the current Natuzzi distribution covers five continents and the new brand strategy requires professionals who are even more skilled, from the store staff to the top management. Thanks to this web-based platform, the trainers at the Company’s Headquarters will be able to provide direct training about a wide range of topics (Company, Brand, Retail Operations, Sales Tools, Soft skills, etc.) to different kind of positions (Sales Staff, Visual Merchandiser, Merchandising Managers, Marketing Managers, etc.) at the same time. Furthermore, after we make an initial major investment to have the platform set up and its contents produced, we anticipate that this method will make this kind of training more effective also from a cost saving standpoint.

While the platform has been available since April 2019, the Company continues to invest in skills development through traditional training sessions such as Company and Store Opening training as well educational paths in collaboration with prestigious consulting firms about technical and soft skills.

Other training Activities in 2018

We engage in a series of other trainings as well that cover competencies such as specialized R&D concepts and certifications, packaging, ergonomic design, digital skills, marketing & communications, customer service and production. The company’s corporate training is a testament to the company’s constant desire for innovation in its mission. An example of a type of corporate training we offer is a program for the Designers Team on the ergonomic design of sofas. In addition, together with an external consultant company, the Company organized training courses for part of its finance staff regarding specific international accounting principles and the related impacts on the operational side.

Share Ownership

Mr. Pasquale Natuzzi, who founded the Company and is currently its CEO and Chairman of the Board of Directors, as of April 20, 2018, beneficially owns an aggregate amount of 30,967,521 Ordinary Shares, representing 56.5% of the Ordinary Shares outstanding (61.6% of the Ordinary Shares outstanding if the 5.1% of the Ordinary Shares owned by members of Mr. Natuzzi’s immediate family - the “Natuzzi Family” - are aggregated).

As a result, Mr. Natuzzi controls Natuzzi S.p.A., including its management and the selection of the members of its board of directors. Since December 16, 2003, Mr. Natuzzi has held his entire beneficial ownership of Natuzzi S.p.A. shares through INVEST 2003 S.r.l., an Italian holding company wholly-owned by Mr. Natuzzi and having its registered office at Via Gobetti 8, Taranto, Italy.

On November 6, 2014, INVEST 2003 S.r.l., completed the purchase of 250,000 ADSs, each representing one Ordinary Share, at a price of U.S.$2.00 per ADS. The purchase was privately negotiated with a single individual and was effected through an escrow arrangement with BNY Mellon.

On July 30, 2014, INVEST 2003 S.r.l., completed the purchase of 500,000 ADSs, each representing one Ordinary Share, at a price of U.S.$2.75 per ADS. The purchase was privately negotiated with a single individual and was effected through an escrow arrangement with BNY Mellon. For more information, refer to Schedule 13D (Amendment No. 2), filed with the SEC on September 14, 2014, that amends and supplements the Schedule 13D, filed with the SEC on April 24, 2008 (as amended by Amendment No. 1 filed on April 8, 2013 (“Amendment No. 1”).

These two purchases, carried out for investment purposes, brought the number of Ordinary Shares beneficially owned by each of Mr. Natuzzi and INVEST 2003 S.r.l. to 30,967,521 (representing 56.5% of the Ordinary Shares outstanding).

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

On February 8, 2019, the Company’s board of directors approved a change in the ratio of its ADSs to Ordinary Shares, from one (1) ADS representing one (1) Ordinary Share, to one (1) ADS representing five (5) Ordinary Shares. The effective date of the ratio change was February 21, 2019. There were 4,361,981 ADSs (equivalent to 21,809,905 Ordinary Shares) outstanding as of February 21, 2019.

Each of the Company’s other directors and officers owns less than 1% of the Company’s Ordinary Shares and ADSs. None of the Company’s directors or officers has stock options.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

Mr. Pasquale Natuzzi, who founded the Company and is currently its CEO and Chairman of the Board of Directors, as of April 19, 2019, beneficially owns an aggregate amount of 30,967,521 Ordinary Shares representing 56.5% of the Ordinary Shares outstanding (61.6% of the Ordinary Shares outstanding if the 5.1% of the Ordinary Shares owned by the Natuzzi Family are aggregated). Since December 16, 2003, Mr. Natuzzi has held his entire beneficial ownership of Natuzzi S.p.A. shares through INVEST 2003 S.r.l., an Italian holding company wholly-owned by Mr. Natuzzi and having its registered office at Via Gobetti 8, Taranto, Italy.

The following table sets forth information, as of April 19, 2019, with respect to each person who beneficially owns 5% or more of the Company’s Ordinary Shares or ADSs:

	Number of Ordinary Shares owned	Percent owned
Pasquale Natuzzi (1)	30,967,521	56.5%
Quaeroq CVBA (2)	3,748,180	6.8%
Donald Smith & Co., Inc. (3)	2,935,525	5.4%
Credit Suisse Group AG (4)	2,759,900	5.0%

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

(2)	According to the Schedule 13G filed with the SEC by Quaeroq CVBA on May 1, 2017.
(3)	According to the Schedule 13G filed with the SEC by Donald Smith & Co., Inc. on February 8, 2018.
(4)	According to the Schedule 13F filed with the SEC by Credit Suisse AG on September 30, 2018.

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

In addition, the Natuzzi Family has a right of first refusal to purchase all the rights, warrants or other instruments which BNY, as Depositary under the Deposit Agreement, determines may not lawfully or feasibly be made available to owners of ADSs in connection with each right offering, if any, made to holders of Ordinary Shares. None of the shares held by the above shareholders has any special voting rights.

As of April 19, 2019, 54,853,045 Ordinary Shares were outstanding. As of the same date, there were 4,361,981 ADSs (equivalent to 21,809,905 Ordinary Shares) outstanding. The ADSs represented 39.8% of the total number of Natuzzi Ordinary Shares issued and outstanding.

On February 8, 2019, the Company’s board of directors approved a change in the ratio of its ADSs to Ordinary Shares, from one (1) ADS representing one (1) Ordinary Share, to one (1) ADS representing five (5) Ordinary Shares (the “Ratio Change”). The effective date of the Ratio Change was February 21, 2019. There were 4,361,981 ADSs (equivalent to 21,809,905 Ordinary Shares) outstanding as of February 21, 2019.

For ADS holders, the Ratio Change had the same effect as a one-for-five reverse ADS split. No new shares were issued in connection with the Ratio Change. As a result of the Ratio Change, the price of the Company’s ADSs automatically increased proportionally.

Since certain Ordinary Shares and ADSs are held by brokers or other nominees, the number of direct record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States or of where the direct beneficial owners of such shares are resident.

Related Party Transactions

Transactions that have been entered into with related parties as at December 31, 2018 and 2017 are set forth, in millions of Euro, in the following table:

	31/12/2018	31/12/2017
Sales	16.4	3.6
Expenses	1.0	—
Amount owned by related parties	9.3	1.4
Amounts due to related parties	1.0	0.0

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

ITEM 8. FINANCIAL INFORMATION

Consolidated Financial Statements

Please refer to “Item 18. Financial Statements” of this Annual Report.

Export Sales

Export sales from Italy totaled approximately €129.3 million in 2018, down 1.9% from 2017. That figure represents approximately 35% of the Group’s 2018 net leather and fabric-upholstered furniture sales.

Legal and Governmental Proceedings

The Group is involved in tax and legal proceedings, including several minor claims and legal actions, arising in the ordinary course of business. The provision recorded against these claims is €12.0 million as of December 31, 2018 (€14.9 million as of December 31, 2017). See “Item 3. Key Information—Risk factors” and Note 21 to the Consolidated Financial Statements included in Item 18 of this Annual Report.

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

Dividends

Notwithstanding the Net Profit reported by the Group in 2018 mainly because of the extraordinary income of €75.4 million and considering the capital requirements necessary to implement the restructuring of the operations and its planned retail and marketing activities, the Group decided not to distribute dividends in respect of the year ended on December 31, 2018. The Group has also not paid dividends in any of the prior three fiscal years.

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

ITEM 9. THE OFFER AND LISTING

Trading Markets and Share Prices

Natuzzi’s Ordinary Shares are listed on the NYSE in the form of ADSs under the symbol “NTZ.” Neither the Company’s Ordinary Shares nor its ADSs are listed on a securities exchange outside the United States. BNY Mellon is the Company’s Depositary for purposes of issuing the American Depositary Shares evidencing ADSs. Trading in the ADSs on the NYSE commenced on May 13, 1993.

On December 26, 2018 the Company received notice from the NYSE that the Company was no longer in compliance with one of the NYSE’s continued listing standards for a listed company, particularly, the average closing price of the Company’s ADSs was less than US$1.00 over a consecutive 30-trading day-period.

The Company notified the NYSE on December 27, 2018 of its intention to cure this deficiency within the prescribed timeframe.

On February 8, 2019, the Company’s Board of Directors approved a change in the ratio of its ADSs to ordinary shares, par value €1.00 per share (the “Shares”), from one (1) ADS representing one (1) Share, to one (1) ADS representing five (5) Shares (the “Ratio Change”). The effective date of the Ratio Change (the “Effective Date”) was February 21, 2019. There were 4,361,981 ADSs (equivalent to 21,809,905 Ordinary Shares) outstanding as of February 21, 2019.

For ADS holders, the Ratio Change had the same effect as a one-for-five reverse ADS split. No new shares were issued in connection with the Ratio Change and Natuzzi’s ADSs continue to be traded on the NYSE under the same symbol “NTZ.” As a result of the Ratio Change, the price of the Company’s ADSs automatically increased proportionally.

On March 1, 2019, the Company received confirmation from the NYSE that it had regained compliance with continued listing standards.

If, in the future, the Company again falls below the continued listing criterion of a minimum share price of $1.00 over a 30-trading day period, the Company’s security will be subject to immediate review by the NYSE.

The Company is currently in compliance with all the NYSE continued listing standards under Section 802.00 of the NYSE manual.

The following table sets forth, for the periods indicated, the high and low market prices on an intraday basis per ADS as reported by the NYSE. The prices for the periods indicated in the following table already reflect the new ADS ratio.

	New York Stock Exchange
	Price per ADS (in US dollars)
	High	Low
2014	16.10	6.65
2015	14.50	6.75
2016	11.90	6.40
2017	16.50	7.25
2018	9.45	3.75

	High	Low
2017
First quarter	14.45	10.10
Second quarter	16.50	11.55
Third quarter	14.20	9.50
Fourth quarter	10.84	7.25

	High	Low
2018
First quarter	9.45	7.05
Second quarter	8.80	7.40
Third quarter	8.35	6.80
Fourth quarter	6.90	3.75

	High	Low
2019
First quarter	6.53	4.18

	High	Low
Monthly data
October 2018	6.90	5.80
November 2018	6.25	4.10
December 2018	5.05	3.75
January 2019	6.53	4.18
February 2019	6.23	4.47
March 2019	5.63	4.65
April, through 19, 2019	4.97	4.07

ITEM 10. ADDITIONAL INFORMATION

By-laws

The following is a summary of (i) certain information concerning the Company’s shares and By-laws (statuto) and (ii) the relevant provisions of Italian stock corporations. In particular, Italian issuers of shares that are not listed on a regulated market of the European Union are governed by the rules of the Italian civil code (the “Civil Code”). This summary contains all the information that the Company considers to be material regarding its shares, but does not purport to be complete and is qualified in its entirety by reference to the By-laws or the relevant provisions of Italian law, as the case may be.

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

Form and Transfer of Shares — The Company’s Ordinary Shares are in certificated form and are freely transferable by endorsement of the share certificate by or on behalf of the registered holder, with such endorsement either authenticated by a notary, in Italy or elsewhere, or by a broker-dealer or a bank in Italy. The transferee must request that the Company enters his name in the register of shareholders in order to exercise his rights as a shareholder of the Company.

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

The board of directors may not delegate certain responsibilities, including the preparation and approval of the draft financial statements, the approval of merger and de-merger plans to be submitted to shareholders’ meetings, increases in the amount of the Company’s share capital or the issuance of convertible debentures (if any such power has been delegated to the board of directors by vote of the extraordinary shareholders’ meeting) and the fulfilment of the formalities required when the Company’s capital has to be reduced as a result of accumulated losses that reduce the Company’s stated capital by more than one-third. See also “Item 10. Additional Information—Meetings of Shareholders”.

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

The board of directors may transfer the Company’s registered office within Italy, set up and eliminate secondary offices and approve mergers by absorption into the Company of any subsidiary in which the Company holds at least 90% of the issued share capital. The board of directors may also approve the issuance of shares or convertible debentures and reductions of the Company’s share capital in the case of withdrawal of a shareholder if so authorized by the Company’s extraordinary shareholders’ meeting.

Under Italian law and pursuant to the Company’s By-laws, directors may be removed from their office at any time by the vote of shareholders at an ordinary shareholders’ meeting. However, if removed in circumstances where there was no just cause, such directors may have a claim for damages against the Company. Directors may resign at any time by written notice to the board of directors and to the chairman of the board of statutory auditors. The board of directors, subject to the approval of the board of statutory auditors, must appoint substitute directors to fill vacancies arising from removals or resignations to serve until the next ordinary shareholders’ meeting. If at any time more than half of the members of the board of directors appointed by the shareholders’ meeting of the Company resign, such resignation is ineffective until the majority of the new board of directors has been appointed. In such a case, the remaining members of the board of directors (or the board of statutory auditors if all the members of the board of directors have resigned or ceased to be directors) must promptly call an ordinary shareholders’ meeting to appoint the new directors.

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

Statutory Auditors — In addition to appointing the board of directors, the ordinary shareholders’ meeting of the Company, appoints a board of statutory auditors (collegio sindacale) and its chairman, and set the compensation of its members. The statutory auditors are elected for a term of three fiscal years, may be re-elected for successive terms and may be removed only for cause and with the approval of a competent court. Expiration of their office will have no effect until a new board is appointed. Membership of the board of statutory auditors is subject to certain good standing, independence and professional requirements, and shareholders must be informed as to the offices the proposed candidates hold in other companies prior to or at the time of their election. In particular, at least one standing and one alternate member must be a chartered public accountant.

The Company’s By-laws provide that the board of statutory auditors shall consist of three statutory auditors and two alternate auditors (who are automatically substituted for a statutory auditor who resigns or is otherwise unable to serve).

The Company’s board of statutory auditors is required, among other things, to verify that the Company (i) complies with applicable laws and the By-laws, (ii) complies with applicable principles of good governance, and (iii) maintains adequate organizational structure and administrative and accounting systems. The Company’s board of statutory auditors must be convened at least once every 90days. The board of statutory auditors reports to the annual shareholders’ meeting on the results of its activity and the results of the Company’s operations. In addition, the statutory auditors of the Company must attend the meetings of the Company’s board of directors and shareholders’ meetings.

The statutory auditors may decide to call a shareholders’ meeting, ask information about the management of the Company to the members of the board of directors, carry out inspections and verifications at the Company and exchange information with the Company’s external auditors. Additionally, the statutory auditors have the power to initiate a liability action against one or more directors after adopting a resolution with an affirmative vote by two thirds of the auditors in office. Any shareholder may submit a complaint to the board of statutory auditors regarding facts that such shareholder believes should be subject to scrutiny by the board of statutory auditors, which must take any complaint into account in its report to the shareholders’ meeting. If shareholders collectively representing 5% of the Company’s share capital submit such a complaint, the board of statutory auditors must promptly undertake an investigation and present its findings and any recommendations to a shareholders’ meeting of the Company (which must be convened immediately if the complaint appears to have a reasonable basis and there is an urgent need to take action). The board of statutory auditors may report to a competent court serious breaches of directors’ duties.

External Auditor — The audit of the Company’s accounts is entrusted, as per current legislation, to an independent audit firm whose appointment falls under the competency of the shareholders’ meeting, upon the board of statutory auditors’ proposal. In addition to the obligations set forth in national auditing regulations, Natuzzi’s listing on the NYSE requires that the audit firm issues an audit report on the consolidated financial statements included in the annual report on Form 20-F, in compliance with the auditing standards issued by the Public Company Accounting Oversight Board (PCAOB). Moreover, the independent audit firm is required, if applicable, to issue an opinion on the effectiveness of the internal control system applied to financial reporting. No such opinion was required for the Company as of December 31, 2018.

The external auditor or the firm of external auditors is appointed for a three-year term, may be re-elected for successive terms, and its compensation is determined by a vote at an ordinary shareholders’ meeting of the Company and may be removed only for just cause by a vote of the shareholders’ meeting.

Meetings of Shareholders — Shareholders are entitled to attend and vote at ordinary and extraordinary shareholders’ meetings. Votes may be cast personally or by proxy. Shareholders’ meetings may be called by the Company’s board of directors (or the board of statutory auditors) and must be called if requested by holders of at least 10% of the issued shares. If a shareholders’ meeting is not called despite the request by shareholders and such refusal is unjustified, a competent court may call the meeting. Shareholders are not entitled to request that a meeting of shareholders be convened to vote on matters which, as a matter of law, shall be resolved on the basis of a proposal, plan or report by the Company’s board of directors.

The Company may hold general meetings of shareholders at its registered office in Santeramo in Colle, or elsewhere within Italy or at locations outside Italy, following publication of notice of the meeting in any of the following Italian newspapers: “Il Sole 24 Ore”, “Corriere della Sera” or “La Repubblica” at least 15 days before the date fixed for the meeting.

The ordinary shareholders’ meeting of the Company must be convened at least once a year. The Company’s annual stand-alone financial statements are prepared by the board of directors and submitted for approval to the ordinary shareholders’ meeting, which must be convened within 120 days after the end of the fiscal year to which such financial statements relate. This term may be extended by up to 180 days after the end of the fiscal year, as long as the Company continues to be bound by law to draw up consolidated financial statements or if particular circumstances concerning its structure or its purposes so require. At ordinary shareholders’ meetings, shareholders also appoint the external auditors, approve the distribution of dividends, appoint the members of the board of directors and of the board of statutory auditors, determine their remuneration and vote on any matter the resolution or authorization of which is entrusted to them by law.

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

The quorum for an ordinary shareholders’ meeting of the Company is 50% of the Ordinary Shares, and resolutions are adopted by the majority of Ordinary Shares present or represented. At an adjourned ordinary meeting, no quorum is required, and the resolutions are carried by the majority of Ordinary Shares present or represented. Certain matters, such as amendments to the By-laws, the issuance of shares, the issuance of convertible debentures, mergers and de-mergers, may only be resolved upon at an extraordinary meeting, at which special voting rules apply. Resolutions at an extraordinary meeting of the Company are adopted, on first call, by a majority of the Ordinary Shares. An adjourned extraordinary meeting is validly held with a quorum of one-third of the issued shares and its resolutions are carried by a majority of at least two-thirds of the holders of shares present or represented at such meeting. In addition, certain matters (such as a change in purpose or corporate form of the company, demergers, mergers, the transfer of its registered office outside Italy, its liquidation prior to the term set forth in its By-laws, the extension of the term, the revocation of liquidation and the issuance of preference shares) are approved by the holders of more than two-thirds of the shares present and represented at such meeting that must also represent more than one-third of the issued shares.

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

Liquidation Rights — Pursuant to Italian law and subject to the satisfaction of the claims of all other creditors, shareholders are entitled to a distribution in liquidation that is equal to the nominal value of their shares (to the extent available out of the net assets of the Company). Holders of preference shares, if any such shares are issued in the future by the Company, may be entitled to a priority right to any such distribution from liquidation up to their par value. Thereafter, all shareholders would rank equally in their claims to the distribution or surplus assets, if any. Ordinary Shares rank pari passu among themselves in liquidation.

Purchase of Shares by the Company — The Company is allowed to purchase shares, subject to certain conditions and limitations provided for by Italian law. Shares may be purchased out of profits available for dividends and out of distributable reserves, in each case as appearing on the latest stand-alone financial statements approved by the Company’s shareholders’ meeting. Further, the Company may only repurchase fully paid-in shares. Such purchases must be authorized by the ordinary shareholders’ meeting. The aggregate purchase price of such shares may not exceed the earnings reserve specifically approved by shareholders. Shares held in violation of the above conditions and limitations must be sold within one year of the date of purchase. Similar limitations apply with respect to purchases of the Company’s shares by its subsidiaries.

A corresponding reserve equal to the purchase price of such shares must be created in the statement of financial position, and such reserve is not available for distribution, unless such shares are sold or cancelled. Shares purchased and held by the Company may be resold only pursuant to a resolution adopted at an ordinary shareholders’ meeting. The voting rights attaching to the shares held by the Company or its subsidiaries cannot be exercised, but the shares are counted for quorum purposes in shareholders’ meetings. Dividends and pre-emptive rights attaching to such shares will accrue to the benefit of other shareholders.

The Company does not own any of its Ordinary Shares.

Notification of the Acquisition of Shares — In accordance with Italian antitrust laws, the Italian Competition Authority prohibits the acquisition of control in a company which would thereby create or strengthen a dominant position in the domestic market or a significant part thereof and which would result in the elimination or substantial reduction of competition on a lasting basis, provided that certain turnover thresholds are exceeded. However, if the turnover of the acquiring party and the company to be acquired exceeds certain other monetary thresholds, the antitrust review of the acquisition falls within the exclusive jurisdiction of the European Commission and will be assessed under the EU Merger Regulation (Council Regulation (EC) No. 139/2004).

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

Material Contracts

The Company is not a party to any material contract, other than contracts entered into in the ordinary course of business and the contracts described immediately below:

—

The Securitization Agreement with Muttley S.r.l., and concerning Banca IMI, Intesa San Paolo for the “without recourse” factoring of export-related financial receivables for €35 million, dated July 7, 2015. The Securitization Agreement can be found in Exhibit 4.5 to this Annual Report; in June 21, 2016, we amended the Securitization Agreement to increase the credit line to €55 million.

—

The Company has entered into various agreements with representatives of trade unions regarding the reorganization of its employees, dated March 22, 2016 and March 27, 2017 (the “Italian Reorganization Agreements”). The Italian Reorganization Agreements are attached as Exhibits 4.3, 4.4, 4.6 and 4.7 to this Annual Report.

—

The Company has entered into a joint venture contract with Jason Furniture (Hangzhou) Co., Ltd. (“Kuka”) on March 22, 2018 (the “Joint Venture Agreement”) under which the Company’s wholly-owned Chinese subsidiary, Natuzzi Trading (Shanghai) Co., Ltd. (“Natuzzi Trading Shanghai”) would become a joint venture (the “Joint Venture”). On July 27, 2018, the Company completed transactions contemplated by Joint Venture Agreement. As a result of the completion of these transactions, the Company’s wholly-owned Chinese subsidiary, Natuzzi Trading (Shanghai) Co., Ltd. (“Trading Co.”), has become a joint venture in which each of the Company and Kuka now owns a 49% and 51% stake, respectively. Kuka invested €65 million to acquire its stake in Trading Co. The Joint Venture will distribute Natuzzi Italia and Natuzzi Editions branded products through a network of single-brand directly operated stores and franchised operated stores in Mainland China, Hong Kong and Macau, as well as through online stores. The Joint Venture Agreement is subject to regulatory approval and approval by Kuka’s shareholders. The Joint Venture Agreement is attached as Exhibit 4.8 to this Annual Report.

—

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

—

On December 18, 2018, the Company, along with the Trade Unions and Italian relevant authorities agreed to extend the current Solidarity Agreement (a reduced-work schedules) for a one-year period ending in December 2019, and parties signed an agreement to allow the Company to benefit from a temporary workforce reduction program, involving up to 491 employees, for a period of 24 months, called CIGS, in order to support the reorganization process.

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

Certain requirements however are imposed by law. Regulations on the use of cash and bearer securities are contained in legislative decree No. 231 of November 21, 2007, as amended from time to time (the “Decree 231”), which implemented in Italy the European directive on anti-money laundering 2005/60/EC (actually replaced by directive (EU) 2015/849, as amended by directive (EU) 2018/843). Such legislation requires that, subject to certain exceptions, transfers of cash or bearer instruments in Euro or in foreign currency, effected for whatsoever reason between different parties, shall be carried out by means of credit institutions, Poste Italiane S.p.A., electronic money institutions and payment institutions providing payment services which are different from those indicated under Article 1, paragraph 1, letter d), number 6) of legislative decree No. 11 of January 27, 2010 when the total amount to be transferred is equal to or more than €3,000. Cash remittance services are subject to a €1,000 limit. Credit institutions and the other intermediaries effecting such transactions on behalf of residents or non-residents of Italy are required to maintain records of such transactions for ten years after the end of the relevant business relationship or the closing of the relevant transaction. Such records may be inspected at any time by the competent Italian authorities.

Non-compliance with, inter alia, the reporting and record-keeping requirements set forth in the above-mentioned Decree 231 may result in administrative fines or, in the case of (inter alia) reporting of false or misleading information or falsification of the information that is relevant for the purposes of compliance with Decree 231, criminal penalties. The Financial Intelligence Unit of the Bank of Italy (the “FIU”) may use the information received and/or transfer it to the anti-mafia investigative directorate (Direzione investigativa antimafia), the special monetary police nucleus (Nucleo speciale di polizia valutaria della Guardia di finanza) and other competent authorities, to police money laundering, tax evasion and any other unlawful activity. The FIU is required in certain cases to maintain record of the reports for ten years.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the Ordinary Shares or ADSs will be subject to taxation at reduced rates if the dividends are “qualified dividends”. Dividends paid on the Ordinary Shares or ADSs will be treated as qualified dividends if (i) the Company is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The Income Tax Convention has been approved for the purposes of the qualified dividend rules, and the Company believes it is eligible for the benefits of the Income Tax Convention. Based on the Company’s audited financial statements and relevant market and shareholder data, the Company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2017 or 2018 taxable year. In addition, based on the Company’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC for its 2019 taxable year.

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

As a general rule, capital gains realized as of January 1, 2019 upon disposal of a “qualified” shareholding are subject to a 26% substitute tax. If a taxpayer realizes taxable capital gains in excess of capital losses incurred in the same tax year, such excess amount is subject to the 26% substitute tax. If such taxpayer’s capital losses exceed its taxable capital gains, then the excess amount can be carried forward and deducted from the taxable amount of capital gains realized by such person in the following tax years, up to the fourth, provided that it is reported in the tax report in the year of disposal.

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

—

Transfers to a spouse or direct descendants or ancestors up to €1,000,000 to each beneficiary are exempt from inheritance and gift tax. Transfers in excess of such threshold will be taxed at a 4% rate on the value of the Ordinary Shares or ADSs exceeding such threshold;

—

Transfers between relatives within the fourth degree other than siblings, and direct or indirect relatives-in-law within the third degree are taxed at a rate of 6% on the value of the Ordinary Shares or ADSs (where transfers between siblings up to a maximum value of €100,000 for each beneficiary are exempt from inheritance and gift tax); and

—	Transfers by reason of gift or death of Ordinary Shares or ADSs to persons other than those described above will be taxed at a rate of 8% on the value of the Ordinary Shares or ADSs.

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

The Group is exposed to market risks principally from fluctuations in the exchange rates between the Euro and other currencies, including, but not limited to, in particular the U.S. dollar, and to a significantly lesser extent, from variations in interest rates.

Exchange Rate Risks — The Group’s foreign exchange rate risks in 2018 arose principally in connection with U.S. dollars, Euro (for the Company’s subsidiary located in Eastern Europe), British pounds, Canadian dollars, Australian dollars, Swiss francs, Japanese yen, Swedish kroner, Danish kroner and Norwegian kroner as well as in connection with Chinese yuan, Romanian Leu, Brazilian Reais, Mexican Peso, Russian Rubles and Indian Rupee, for the Company’s subsidiaries operating in currencies different from the Euro.

As of December 31, 2018 and 2017, the Group had outstanding trade receivables denominated in foreign currencies totaling €26.5 million and €17.0 million, respectively, of which 8.2% and 22.0%, respectively, were denominated in U.S. dollars. On those same dates, the Group had €27.4 million and €21.2 million, respectively, of trade payables denominated in foreign currencies, principally U.S. dollars. See Notes 14 and 25 to the Consolidated Financial Statements included in Item 18 of this Annual Report.

As of December 31, 2018, the Company was a party to a number of currency forward contracts (known in Italy as domestic currency swaps), all of which are designed to hedge future sales denominated in U.S. dollars and other currencies. The Group does not use such foreign exchange contracts for speculative trading purposes.

As of December 31, 2018, the notional amount in Euro terms of all of the Group’s outstanding currency forward contracts totaled €43.6 million. As of December 31, 2017, the notional amounts of all of the Group’s outstanding currency forward contracts totaled €49.6 million.

At the end of 2018, such currency forward contracts had notional amounts of U.S.$ 16.8 million, €11.3 million, British pounds 9.5 million, Japanese yen 300.0 million, Australian dollars 3.5 million, Canadian dollars 2.0 million, Danish kroner 8.1 million, and Swedish kroner 2.8 million. All of these forward contracts had various maturities extending through June 2019, except for one USD denominated contract expiring in August 2019 and two contracts expiring in July 2019 (namely, one denominated in USD and one in JPY). See Note 27 to the Consolidated Financial Statements included in Item 18 of this Annual Report. The table below summarizes (in thousands of Euro equivalent) the contractual amounts of currency forward contracts intended to hedge future cash flows from accounts receivable and sales orders as of December 31, 2018 and 2017:

Euro equivalent of contractual amounts of currency forward contracts as of:	December 31,
	2018	2017
U.S. dollars	€14,528	€21,979
Euro*	11,407	10,226
British pounds	10,612	11,137
Japanese yen	2,318	1,692
Australian dollars	2,129	2,294
Canadian dollars	1,300	1,338
Danish Kroner	1,086	713
Swedish kroner	265	249

Total	€43,645	€49,627

in thousands of Euro equivalent

*	Used by the Group’s Romanian subsidiary to hedge its net collections denominated in Euro vs. RON.

As of December 31, 2018, these forward contracts had a net unrealized gain of €0.1 million, compared to a net unrealized gain of €0.08 million as of December 31, 2017. The Group recorded this amount in “net exchange rate gains (losses)” in its Consolidated Financial Statements. See Note 27 to the Consolidated Financial Statements included in Item 18 of this Annual Report.

The following table presents information regarding the contract amount in thousands of Euro equivalent and the estimated fair value of all of the Group’s foreign exchange contracts: contracts with unrealized gains are presented as “assets” and contracts with unrealized losses are presented as “liabilities.”

	December 31, 2018		December 31, 2017
	Contract Amount	Unrealized gains (losses)	Contract Amount	Unrealized gains (losses)
Assets	27,459	218	31,089	339
Liabilities	16,186	(320)	18,538	(267)

Total	€43,645	€(102)	€49,627	€72

in thousands of Euro equivalent

The potential loss in fair value of all of the Group’s forward contracts outstanding as of December 31, 2018 that would have resulted from a hypothetical, instantaneous and unfavorable 10% change in currency exchange rates would have been approximately €4.6 million. This sensitivity analysis assumes an instantaneous and unfavorable 10% fluctuation in exchange rates affecting the foreign currencies of all of the Group’s hedging contracts outstanding as of the end of 2018.

For the accounting of transactions entered into in an effort to reduce the Group’s exchange rate risks, see Notes 3 and 29 to the Consolidated Financial Statements included in Item 18 of this Annual Report.

At December 31, 2018, the Group had €18.3 million in cash and cash equivalents held by our Chinese subsidiaries, almost entirely denominated in Chinese Yuan (€20.7 million as at December 31, 2017). Exchange rate fluctuations in respect of this currency could have significant positive or negative effects on our results of operations in future periods. see Note 16 to the Consolidated Financial Statements included in Item 18 of this Annual Report.

Interest Rate Risk — To a significantly lesser extent, the Group is also exposed to interest rate risk. As of December 31, 2018, the Group had €56.1 million (equivalent to 15.0% of the Group’s total assets as of the same date) in debt outstanding (Bank overdraft and short-term borrowings plus long-term debt, including the current portion of such debt), which is for the most part subject to floating interest rates. See Notes 18 and 24 to the Consolidated Financial Statements included in Item 18 of this Annual Report.

The potential increase in interest expenses on the Group’s total debt (bank overdrafts and long-term debt, including their current portion) that would have resulted from a hypothetical, instantaneous and unfavorable 1.0% increase in interest rates would have been approximately €0.5 million. This sensitivity analysis assumes an instantaneous and unfavorable 1.0% increase in the variable interest rates of Group’s total debt outstanding as of December 31, 2018.

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

Fees payable by the Depositary to the Company

i) Fees incurred in past annual period — From January 1, 2018 to December 31, 2018, the Depositary waived a total of $2,373.33 in administrative fees for routine corporate actions including services relating to Natuzzi’s annual general meeting of shareholders.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures — Based on the evaluation of our disclosure controls and procedures (as defined in the Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, or the Exchange Act) required by Exchange Act Rules 13a-15(b) or 15d-15(b), our Chief Executive Officer and our Chief Financial Officer have concluded that as of the end of the period covered by this report, our disclosure controls and procedures were not effective as a result of the material weakness in our internal control over financial reporting discussed below.

(b) Management’s Annual Report on Internal Control Over Financial Reporting — Management is responsible for establishing and maintaining adequate “internal control over financial reporting”, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS) and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitations, a system of internal control over financial reporting may not prevent or detect misstatements.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.

Our management, including our CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of December 31, 2018.

Based on its evaluation, our management identified the following control deficiency: ineffective design, implementation, operation and documentation of the management review control over the significant unusual transaction (“SUT”) we completed in 2018 as part of a joint venture agreement with Kuka Furniture (Ningbo) Co., Ltd. (“Kuka”), specifically with respect to (i) the appropriate accounting under IFRS of the recognition of the revenue from the licensing of Natuzzi’s trademarks to the joint venture Natuzzi Trading Shanghai (IFRS 15 B58) and (ii) the appropriate classification under IFRS of Natuzzi Trading Shanghai as a joint venture of Natuzzi S.p.A. (IFRS 11).

This control deficiency created a reasonable possibility that a material misstatement to the consolidated financial statements would not have been prevented or detected on a timely basis, and therefore we concluded that the deficiency represents a material weakness in our internal control over financial reporting and our internal control over financial reporting was not effective as of December 31, 2018.

We have investigated the cause of this material weakness, and concluded it was due to Company personnel relying on the work of external experts engaged to assist the Company, without performing the management review control themselves at the level of precision required to verify the conclusions reached by the external experts in interpretation of accounting standards IFRS 11 and IFRS 15 B58.

The inappropriate accounting policy was identified and corrected before finalization and publication of our unaudited consolidated results as at and for the three months and full year ended December 31, 2018.

We have investigated whether the material weakness indicates a more pervasive issue in other components of internal control and concluded that the material weakness is isolated to the management review control over the SUT.

Remediation Plan.

Management has developed a remediation plan to address the internal control deficiency that led to the material weakness.

The remediation plan includes strengthening our control framework over significant unusual transactions (“SUT”) by:

—	enhancing our internal procedures on management review controls over SUTs; and

—	improving documentation standards through the implementation of checklists aimed to facilitate operating effectiveness of SUT-related management review controls.

In addition, we will include targeted training on IFRS 11 and licensing-related matters described in IFRS 15 (paragraphs B52 to B62) within the continuous training program for Finance personnel. We intend to remediate this material weakness on a timely basis in 2019.

(d) Changes in Internal Control over Financial Reporting — Except for the material weakness described above in Management’s Annual Report on Internal Control Over Financial Reporting, there were no changes in our internal control over financial reporting as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) that occurred during our most recently completed fiscal year that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG S.p.A. (“KPMG”) served as Natuzzi S.p.A.’s principal independent registered public auditor for fiscal years 2018 and 2017, for which it audited the consolidated financial statements for the years-ended December 31, 2018 and 2017 included in this Annual Report.

The following table sets forth the aggregate fees billed and billable to the Company by KPMG in Italy and abroad during the fiscal years ended December 31, 2018 and 2017, for audit fees, audit–related fees, tax fees and all other fees for audit.

	2018	2017
	(Expressed in thousands of euros)
Audit fees	575	480
Audit-related fees	—	—
Tax fees	—	—
All Other fees	—	—

Total fees	575	480

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

At the Company’s annual general shareholders’ meeting on April 29, 2019, the Company appointed KPMG as Natuzzi S.p.A.’s principal independent registered public auditor for fiscal years 2019, 2020 and 2021.

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

From January 1, 2014 to December 31, 2018, no purchases were made by or on behalf of the Company or any other affiliated purchaser of the Company’s Ordinary Shares or ADSs.

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

Our Practice — As allowed by Italian laws, the Company has not established a nominating/corporate governance committee (or equivalent) responsible for nominating its directors. Directors may be designated by any of the Company’s shareholders but shall be appointed by the shareholders’ meeting. If, during the term of the appointment, one or more directors of the Company ends its directorship, the other directors shall replace them by a resolution approved by the board of statutory auditors, provided that the majority is still made up of directors appointed by the shareholders. Replacement directors remain in office until the next shareholders’ meeting. If at any time more than half of the members of the board of directors appointed by the shareholders’ meeting resigns, such resignation is ineffective until the majority of the new board of directors has been appointed. In such a case, the remaining members of the board of directors (or the board of statutory auditors if all the members of the board of directors have resigned or ceased to be directors) must promptly call an ordinary shareholders’ meeting to appoint the new directors. Invest 2003 s.r.l., a company controlled by Mr. Pasquale Natuzzi, by virtue of owning a majority of the outstanding shares of the Company, controls the Company and the appointment of its board of directors.

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

Our Practice — In January 2011, the Company’s board of directors approved the adoption of a compliance program to prevent certain criminal offenses, according to the Italian Decree 231/2001. The task of supervising the application of the compliance program requested by the above-mentioned Italian Decree has been entrusted to an autonomous supervisory body (“Organismo di Vigilanza”) that consists of two (they were three until September 21, 2018) independent and qualified members. In February 2016, the board of directors approved a new code of ethics that applies to all employees and officers of the Company, including the board of directors and the board of statutory auditors, the CEO, the CFO and principal accounting officer. The Company believes that its code of ethics and the conduct and procedures adopted by the Company address the relevant issues contemplated by the NYSE standards applicable to U.S. companies noted above. The code of ethics is available on Natuzzi’s website.

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

Our Practice — Although the shareholders’ meeting of the Company must authorize (i) the issuance of shares in connection with capital increases, and (ii) the buy-back of its own shares, the adoption of equity compensation plans does not per se require prior approval of the shareholders.

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

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Natuzzi S.p.A.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Natuzzi S.p.A. and subsidiaries (the Company) as of December 31, 2018 and 2017, the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Basis of Accounting

As discussed in Note 1 to the consolidated financial statements, in 2018 the Company changed its basis of accounting from generally accepted accounting principles in the Republic of Italy to International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Bari, Italy

April 30, 2019

Natuzzi S.p.A. and subsidiaries

Consolidated statements of financial position as at December 31, 2018, 2017 and January 1, 2017

(Expressed in thousands of euros except as otherwise indicated)

	December 31, 2018	December 31, 2017	January 1, 2017	Note
ASSETS
Non-current assets
Property, plant and equipment	111,086	115,190	121,705	8
Intangible assets and goodwill	5,892	5,837	3,927	9
Equity-method investees	40,220	79	97	10
Other non-current receivables	4,533	1,402	2,137	11
Other non-current assets	3,359	2,851	1,323	12
Deferred tax assets	475	626	1,146	36

Total non current assets	165,565	125,985	130,335

Current assets
Inventories	84,227	91,077	91,014	13
Trade receivables	40,967	37,549	40,138	14
Other current receivables	9,507	12,910	18,237	15
Other current assets	8,107	7,232	10,243	12
Current income tax assets	1,986	2,413	1,254	36
Gains on derivative financial instruments	218	339	223	27
Cash and cash equivalents	62,131	55,035	64,981	16

Total current assets	207,143	206,555	226,090

TOTAL ASSETS	372,708	332,540	356,425

EQUITY
Share capital	54,853	54,853	54,853	17
Reserves	17,198	16,398	24,065	17
Retained earnings	64,496	31,244	61,636	17

EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY	136,547	102,495	140,554

Non-controlling interests	1,634	2,039	3,445

TOTAL EQUITY	138,181	104,534	143,999

LIABILITIES
Non-current liabilties
Long-term borrowings	10,361	20,877	6,329	18
Employees’ leaving entitlement	17,181	18,820	19,426	19
Non-current contract liabilities	9,934	2,560	1,652	20
Provisions	14,502	16,715	13,253	21
Deferred income for capital grants	13,002	13,771	14,760	22
Other liabilities	1,119	—	—	23
Deferred tax liabilities	42	320	1,763	36

Total non current liabilities	66,141	73,063	57,183

Current liabilities
Bank overdraft and short-term borrowings	35,148	25,967	24,427	24
Current portion of long-term borrowings	10,582	4,840	11,632	18
Trade payables	77,901	76,035	70,457	25
Other payables	26,914	27,587	29,407	26
Current contract liabilities	12,165	12,973	10,647	20
Provisions	4,476	5,957	5,687	21
Liabilities for current income tax	880	1,317	1,693	36
Losses on derivative financial instruments	320	267	1,293	27

Total current liabilities	168,386	154,943	155,243

TOTAL LIABILITIES	234,527	228,006	212,426

TOTAL EQUITY AND LIABILITIES	372,708	332,540	356,425

Natuzzi S.p.A. and subsidiaries

Consolidated statements of profit or loss for the years ended December 31, 2018 and 2017

(Expressed in thousands of euros except as otherwise indicated)

	2018	2017 Restated (*)	Note
Revenue	428,539	448,880	29
Cost of sales	(308,250)	(318,401)	30

Gross Profit	120,289	130,479

Other income	5,944	1,650	31
Selling expenses	(114,997)	(118,254)	32
Administrative expenses	(35,344)	(36,105)	33
Impairment on trade receivables	(745)	(1,475)	14
Other expenses	(605)	(250)	31

Operating loss	(25,458)	(23,955)

Finance income	379	1,252	34
Finance costs	(5,580)	(6,289)	34
Net exchange rate gains (losses)	(3,914)	1,033	35
Gain from disposal and loss of control of a subsidiary	75,411	—	10

Net finance income / (costs)	66,296	(4,004)

Share of profit/(loss) of equity-method investees	(290)	—	10

Profit / (loss) before tax	40,548	(27,959)

Income tax expense	(7,429)	(2,886)	36

Profit / (loss) for the year	33,119	(30,845)

Profit / (loss) attributable to:
Owners of the Company	33,289	(30,392)
Non-controlling interests	(170)	(453)
Profit / (loss) per share
Basic loss per share	0.61	(0.55)	37
Diluted loss per share	0.61	(0.55)	37

(*)

The Group has initially applied IFRS 9 as at January 1, 2018. Under the transition method chosen, comparative information has not been restated except for separately presenting impairment losses on trade receivables. See note 5.

Natuzzi S.p.A. and subsidiaries

Consolidated statements of comprehensive income for the years ended December 31, 2018 and 2017

(Expressed in thousands of euros except as otherwise indicated)

	2018	2017	Note
Profit / (loss) for the year	33,119	(30,845)

Other comprehensive income

Items that will not be reclassified to profit or loss
Actuarial gains/(losses) on employees’ leaving entitlement	573	(108)	19
Tax impact	—	(8)	36

	573	(116)

Total	573	(116)

Items that are or maybe reclassified subsequently to profit or loss
Exchange rate differences on translation of foreign operations	251	(7,778)
Tax impact	—	—

Total	251	(7,778)

Other comprehensive income/(loss) for the year, net of tax	824	(7,894)	17

Total comprehensive income/(loss) for the year	33,943	(38,739)

Total comprehensive income/(loss) attributable to:
Owners of the Company	34,089	(38,059)
Non-controlling interests	(146)	(680)

Natuzzi S.p.A. and subsidiaries

Consolidated statements of changes in equity for the years ended December 31, 2018 and 2017

(Expressed in thousands of euros except as otherwise indicated)

	Share Capital amount	Translation reserve	IAS 19 reserve	Other reserves	Retained earnings	Equity attributable to owners of the Company	Equity attributable to owner Non- controlling interests	Total equity

Balance as at January 1, 2017	54,853	12,606	—	11,459	61,636	140,554	3,445	143,999
Dividends distribution	—	—	—	—	—	—	(726)	(726)
Loss for the year	—	—	—	—	(30,392)	(30,392)	(453)	(30,845)
Other comprehensive loss for the year	—	(7,551)	(116)	—	—	(7,667)	(227)	(7,894)

Balance as at December 31, 2017	54,853	5,055	(116)	11,459	31,244	102,495	2,039	104,534

Adjustment on initial application of IFRS 9, net of tax	—	—	—	—	(37)	(37)	—	(37)

Adjusted balance as at January 1, 2018	54,853	5,055	(116)	11,459	31,207	102,458	2,039	104,497

Dividends distribution	—	—	—	—	—	—	(453)	(453)
Capital contribution	—	—	—	—	—	—	194	194
Profit for the year	—	—	—	—	33,289	33,289	(170)	33,119
Other comprehensive income/(loss) for the year	—	227	573	—	—	800	24	824

Balance as at December 31, 2018	54,853	5,282	457	11,459	64,496	136,547	1,634	138,181

Natuzzi S.p.A. and subsidiaries

Consolidated statements of cash flows for the years ended December 31, 2018 and 2017

(Expressed in thousands of euros except as otherwise indicated)

	2018	2017	Note
Cash flows from operating activities:
Profit / (loss) for the period	33,119	(30,845)

Adjustments for:
Depreciation	10,154	10,861	8
Amortization	910	1,569	9
Interest expenses	3,796	4,639
Share of (profit) loss of equity-method investees, net of tax	290	(18)	10
(Gain) from loss of control in a former subsidiary	(75,411)	—	10
(Gain) loss on sale of property, plant and equipment	(171)	73
Unrealized foreign exchange (gains) losses	174	(1,141)
Deferred income for capital grants	(769)	(989)
Tax expense	7,429	2,886

Total adjustment	(53,598)	17,880

Changes in:
Inventories	5,999	(1,387)
Trade and other receivables	(3,678)	5,723
Other assets	(1,675)	1,484
Trade and other payables	7,365	11,854
Contract liabilities	12,317	3,235
Provisions	(3,694)	3,732
Other liabilities	1,119	—
One-time termination benefit payments	(1,411)	(8,272)
Employees’ leaving entitlement	(1,066)	(606)

Total changes	15,276	15,763

Cash provided by (used in) operating activities	(5,203)	2,798

Interest paid	(3,033)	(2,821)
Income taxes paid	(3,112)	(4,878)

Net cash used in operating activities	(11,348)	(4,901)

Cash flows from investing activities:
Property, plant and equipment:
Additions	(7,283)	(6,708)
Disposals	572	760
Intangible assets	(878)	(845)
Purchase of business, net of cash acquired	—	(3,558)
Disposal of a business, net of cash disposed off	22,156	—	10

Net cash provided by (used in) investing activities	14,567	(10,351)

Cash flows from financing activities:
Long-term borrowings:
Proceeds	—	12,500
Repayments	(4,774)	(4,744)
Short-term borrowings	7,419	5,956
Dividends distribution to non-controlling interests	(453)	(1,349)

Net cash provided by financing activities	2,192	12,363

Increase (decrease) in cash and cash equivalents	5,411	(2,889)
Cash and cash equivalents as at January 1 (*)	55,035	60,565
Effect of movements in exchange rates on cash held	(77)	(2,641)

Cash and cash equivalents as at December 31 (*)	60,369	55,035	16

(*)

As at December 31, 2018 and 2017 cash and cash equivalents includes bank overdrafts of 1,762 and nil, respectively, that are repayable on demand and form an integral part of the Group’s cash management.

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

1	Introduction

The consolidated financial statements of the Natuzzi S.p.A. as at December 31, 2018 and 2017, and the consolidated statement of financial position as at January 1, 2017 have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), including interpretations issued by the IFRS Interpretations Committee (IFRS IC) applicable to companies reporting under IFRS. The consolidated financial statements as at December 31, 2018 are the Group’s first set of consolidated financial statements prepared in accordance with IFRS and IFRS 1 “First-time Adoption of International Financial Reporting” has been applied.

Being a first-time adopter, the Group restated the 2017 consolidated financial statements for comparative purposes, in order to present the effect of the adoption of the IFRS. Note 43 describes the effects of the transition from the generally accepted accounting principles in the Republic of Italy (“Italian GAAP”) to the IFRS and presents the related reconciliation schedules. The Group’s date of transition to the IFRS is January 1, 2017 and its first set of consolidated financial statements prepared in accordance with the IFRS is that as at and for the year ended December 31, 2018.

In order to present the effects of the transition to the IFRS and meet the related disclosure requirements of IFRS 1, the Group adopted the example provided in IFRS 1.IG.63 and presented the following in note 43:

•

the reconciliation of the consolidated statements of financial position prepared in accordance with Italian GAAP with the consolidated statements of financial position prepared in accordance with IFRS as at January 1, 2017 and December 31, 2017;

•

the reconciliation of the consolidated statement of profit or loss prepared in accordance with Italian GAAP with the consolidated statement of profit or loss prepared in accordance with IFRS for the year ended December 31, 2017;

•

the reconciliation of the consolidated statement of comprehensive income prepared in accordance with Italian GAAP with the consolidated statement of comprehensive income prepared in accordance with IFRS for the year ended December 31, 2017;

•	the reconciliation of equity as at January 1, 2017 and December 31, 2017, loss and other comprehensive loss for the year ended December 31, 2017 between Italian GAAP and IFRS;

•	the reconciliation of the consolidated statements of changes in equity as at January 1, 2017 and December 31, 2017 between Italian GAAP and IFRS;

•

the reconciliation of the consolidated statement of cash flows prepared in accordance with Italian GAAP with the consolidated statement of cash flows prepared in accordance with IFRS for the year ended December 31, 2017;

•	the accounting policies setting out the IFRS application rules and the selected standards;

•	comments on the above reconciliation schedule.

Natuzzi S.pA., as first time adopter, has not presented the consolidated statement of profit or loss, comprehensive income, changes in equity and cash flows for the year ended December 31, 2016 restated under the IFRS based on the “one time accommodation” available for the first time IFRS implementers and included in the general instruction G(a) to Form 20-F.

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

During 2018 and 2017 no significant non-recurring events or unusual transactions have occurred other than that described in note 10. All transactions performed by the Group during 2018 and 2017 are part of the Group’s ordinary business.

2	Description of the business and Group composition

Natuzzi S.p.A. (“Natuzzi”, the “Company” or the “Parent”) is domiciled in Italy. The Company’s registered office is at via Iazzitello 47, 70029 Santeramo in Colle (Bari). These consolidated financial statements include the accounts of Natuzzi S.p.A and of its subsidiaries (together with the Company, the “Group”). The Group’s primary activity is the design, manufacture and marketing of contemporary and traditional leather and fabric upholstered furniture (see note 6 on operating segment).

The financial statements utilized for the consolidation are the financial statements of each Group company as at December 31, 2018, 2017 and January 1, 2017. The 2018 and 2017 financial statements have been adopted by the respective Boards of Directors of the relevant companies. The financial statements of subsidiaries are adjusted, where necessary, to conform to Natuzzi’s accounting principles and policies (see note 4), which are consistent with International Financial Reporting Standards (IFRS) and interpretations issued by the IFRS Interpretations Committee (IFRS IC) applicable to companies reporting under IFRS (see note 3(a)).

The consolidated financial statements of the Group as at December 31, 2018 and 2017 and the related opening consolidated financial statements as at January 1, 2017 (date of transition to IFRS) have been approved by the Company’s Board of Directors (the Board) on April 10, 2019 and authorised on April 29, 2019.

The subsidiaries included in the consolidation as at December 31, 2018, 2017 and January 1, 2017, together with the related percentages of ownership and other information, are as follows:

Name	Percentage of 31/12/2018	Percentage of 31/12/2017	Percentage of 01/01/2017	Share/quota capital		Ownership registered office	Activity

Italsofa Nordeste S/A	100.00	100.00	100.00	BRL	157,654,283	Salvador de Bahia, Brazil	(1)
Natuzzi (China) Ltd	100.00	100.00	100.00	CNY	106,414,300	Shanghai, China	(1)
Italsofa Romania S.r.l.	100.00	100.00	100.00	RON	109,271,750	Baia Mare, Romania	(1)
Natco S.p.A.	99.99	99.99	99.99	EUR	4,420,000	Santeramo in Colle, Italy	(2)
I.M.P.E. S.p.A.	100.00	100.00	100.00	EUR	1,000,000	Bari, Italy	(3)
Nacon S.p.A.	100.00	100.00	100.00	EUR	2,800,000	Santeramo in Colle, Italy	(4)
Lagene S.r.l.	100.00	100.00	100.00	EUR	10,000	Santeramo in Colle, Italy	(4)
Natuzzi Americas Inc.	100.00	100.00	100.00	USD	89	High Point, N. Carolina, USA	(4)
Natuzzi Iberica S.A.	100.00	100.00	100.00	EUR	386,255	Madrid, Spain	(4)
Natuzzi Switzerland AG	100.00	100.00	100.00	CHF	2,000,000	Dietikon, Switzerland	(4)
Natuzzi Benelux S.A.	—	100.00	100.00	EUR	312,000	Herentals, Belgium	(4)
Natuzzi Germany Gmbh	100.00	100.00	100.00	EUR	25,000	Köln, Germany	(4)
Natuzzi Japan KK	100.00	100.00	100.00	JPY	28,000,000	Tokyo, Japan	(4)
Natuzzi Services Limited	100.00	100.00	100.00	GBP	25,349,353	London, UK	(4)
Natuzzi Trading (Shanghai) Co., Ltd	—	100.00	100.00	CNY	13,891,783	Shanghai, China	(4)
Natuzzi Russia OOO	100.00	100.00	100.00	RUB	109,138	Moscow, Russia	(4)
Natuzzi India Furniture PVT Ltd	100.00	100.00	100.00	INR	16,200,000	New Delhi, India	(4)
Natuzzi Florida LLC	51.00	51.00	51.00	USD	4,155,186	High Point, N. Carolina, USA	(4)

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Natmex S.DE.R.L.DE.C.V	99.00	99.00	—	MXN	69,195,993	Mexico City, Mexico	(4)
Natuzzi France S.a.s.	100.00	100.00	100.00	EUR	200,100	Paris, France	(4)
Softaly (Furniture) Shanghai Co. Ltd	96.50	96.50	96.50	CNY	100,000	Shanghai, China	(4)
Natuzzi Netherlands Holding	100.00	100.00	100.00	EUR	34,605,000	Amsterdam, Holland	(5)
New Comfort S.r.l.	100.00	100.00	100.00	EUR	20,000	Santeramo in Colle, Italy	(6)
Italsofa Shanghai Ltd	96.50	96.50	96.50	CNY	124,154,580	Shanghai, China	(6)
Natuzzi Trade Service S.r.l.	100.00	100.00	100.00	EUR	14,000,000	Santeramo in Colle, Italy	(6)
Natuzzi Oceania PTI Ltd	100.00	100.00	100.00	AUD	320,002	Sydney, Australia	(6)

(1)	Manufacture and distribution
(2)	Intragroup leather dyeing and finishing
(3)	Production and distribution of polyurethane foam
(4)	Services and distribution
(5)	Investment holding
(6)	Dormant

As at December 31, 2018 the consolidation area changed due to: (a) the deconsolidation of Natuzzi Trading (Shanghai) Co., Ltd occurred on July 27, 2018 as a consequence of the loss of control (see note 10); (b) the sale of Natuzzi Benelux.

3	General principles for the preparation of the consolidated financial statements

(a)	Compliance with IFRS

The consolidated financial statements of the Natuzzi Group have been prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations issued by the IFRS Interpretations Committee (IFRS IC) applicable to companies reporting under IFRS. The consolidated financial statements comply with IFRS as issued by the International Accounting Standards Board (IASB).

The consolidated financial statement as at December 31, 2018 is the Group’s first consolidated financial statements prepared in accordance with IFRS and IFRS 1 “First-time Adoption of International Financial Reporting” has been applied. An explanation of how the transition from Italian GAAP to IFRS has affected the reported financial position, financial performance and cash flows of the Group is provided in note 43.

Details of Group’s accounting policies are included in note 4.

(b)	Historical cost convention

The consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities (including derivative instruments) measured at fair value.

(c)	Basis of preparation

The consolidated financial statements consist of the consolidated statement of financial position, the consolidated statement of profit or loss, the consolidated statement of comprehensive income or loss, consolidated statement of changes in equity, consolidated statement of cash flows and the notes to the consolidated financial statements.

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The consolidated statement of financial position has been prepared based on the nature of the transactions, distinguishing: (a) current assets from non-current assets, where current assets are intended as the assets that should be realised, sold or used during the normal operating cycle, or the assets owned with the aim of being sold in the short term (within 12 months); (b) current liabilities from non-current liabilities, where current liabilities are intended as the liabilities that should be paid during the normal operating cycle, or over the 12-month period subsequent to the reporting date.

The consolidated statement of profit or loss has been prepared based on the function of the expenses.

The consolidated statement of cash flows has been prepared using the indirect method.

The consolidated financial statements are presented in Euro (the Group’s presentation currency) and all amounts are rounded to the nearest thousands of Euro, unless otherwise stated. They also present comparative information in respect to the previous period.

(d)	Functional and presentation currency

These consolidated financial statements are presented in Euro, which is the Natuzzi S.p.A’s functional currency. All amounts have been rounded to the nearest thousand, unless otherwise stated.

(e)	Use of estimates and judgement

The preparation of consolidated financial statements requires the use of accounting estimates. Actual results may differ from these estimates. Management also needs to exercise judgement in applying the Group’s accounting policies.

This note provides an overview of the areas that involved a higher degree of judgement or complexity, and of items which are susceptible to adjustment in the event actual results are materially different than the estimates. Detailed information about each of these estimates and judgements is included in other notes together with information about the basis of calculation for each affected line item in the consolidated financial statements.

The areas involving significant estimates or judgements are:

(a)	impairment of property, plant and equipment, note 8;

(b)	estimated goodwill impairment, note 9;

(c)	estimation of fair value of the investment in a joint venture recorded as such after loss of control, note 10;

(d)	impairment of trade receivables, note 4;

(e)	estimation of provision for warranty claims, note 21;

(f)	estimation of fair values of contingent liabilities, notes 21 and 40;

(g)	estimated fair value of derivative financial instruments, notes 27 and 28;

(h)	recognition of deferred tax asset, note 36.

Estimates and judgements are continually evaluated. They are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

4	Summary of significant accounting policies

This note provides a list of the significant accounting policies adopted in the preparation of these consolidated financial statements. These policies have been consistently applied to all the years presented and in preparing the opening IFRS statement of financial position as at January 1, 2017 for the purposes of the transition to IFRSs, unless otherwise indicated. The accounting policies have been applied consistently by Group entities.

(a)	Basis of consolidation

(i) Subsidiaries

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The acquisition method of accounting is used to account for business combinations by the Group.

Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of financial position, consolidated statement of profit or loss, consolidated statement of comprehensive income, consolidated statement of changes in equity, respectively. Non-controlling interests are measured initially at their proportionate share of the fair value acquiree’s identifiable net assets at the date of acquisition. Changes in the Group’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

(ii) Associates

Associates are all entities over which the Group has significant influence but not control or joint control. This is generally the case where the Group holds between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting (see (v) below), after initially being recognised at cost.

(iii) Joint arrangements

Under IFRS 11 “Joint Arrangements” investments in joint arrangements are classified as either joint operations or joint ventures. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement.

(iv) Joint ventures

Interests in joint ventures are accounted for using the equity method (see (v) below), after initially being recognised at cost in the consolidated statement of financial position. Natuzzi S.p.A. has only one joint venture as at December 31, 2018 (see Note 10).

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

(v) Equity method

Under the equity method of accounting, the investments are initially recognised at cost and adjusted thereafter to recognise the Group’s share of the post-acquisition profits or losses of the investee in profit or loss, and the Group’s share of movements in other comprehensive income of the investee. Dividends received or receivable from associates and joint ventures are recognised as a reduction in the carrying amount of the investment.

When the Group’s share of losses in an equity-accounted investment equals or exceeds its interest in the entity, including any other unsecured long-term receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the other entity.

Unrealised gains on transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group’s interest in these entities. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of equity accounted investees have been changed where necessary to ensure consistency with the policies adopted by the Group.

The carrying amount of equity-accounted investments is tested for impairment in accordance with the policy described in note 4 (i).

(vi) Changes in ownership interests

The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognised in a separate reserve within equity attributable to owners of Natuzzi S.p.A..

When the Group ceases to consolidate or equity account for an investment because of a loss of control or significant influence, any retained interest in the entity is remeasured to its fair value with the change in carrying amount recognised in profit or loss. This fair value becomes the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognised in other comprehensive income are reclassified to profit or loss.

If the ownership interest in a joint venture or an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognised in other comprehensive income are reclassified to profit or loss where appropriate.

(b)	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker.

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

(c)	Group Companies

(i) Foreign operations that have a functional currency different from the presentation currency

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency (Euro) are translated into the presentation currency as follows: (a) assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position; (b) revenues and expenses for each statement of profit or loss and statement of comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case revenues and expenses are translated at the dates of the transactions); (c) and all resulting exchange differences are recognised in other comprehensive income.

Since January 1, 2017, the Group’s date of transition to IFRSs, such differences have been recognised in the translation reserve (see note 43.4 (a)).

When a foreign operation is sold, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

(ii) Foreign operations that have a functional currency that is the presentation currency

Two foreign subsidiaries are considered to be an integral part of Natuzzi S.p.A. (the parent company) due to the primary and secondary indicators reported in IAS 21 paragraph 9 and 10. Therefore, the functional currency for these foreign subsidiaries is the functional currency of the Parent, namely the Euro. As a result, all monetary assets and liabilities are remeasured, at the end of each reporting period, using Euro and the resulting gain or loss is recognised in profit or loss. For all non monetary assets and liabilities, share capital, reserves and retained earnings historical exchange rates are used. The average exchange rates during the year are used to translate non-Euro denominated revenues and expenses, except for those non-Euro denominated revenues and expenses related to assets and liabilities which are translated at historical exchange rates. The resulting exchange differences on translation are recognised in profit or loss.

(d)	Foreign currency transactions

Transactions in foreign currencies are translated into functional currency using the exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction. Foreign currency exchange gains and losses are recognised in profit or loss and presented within finance income and costs.

(e)	Property, plant and equipment

Items of property, plant and equipment are measured at cost, which includes capitalised borrowing costs, less accumulated depreciation and any accumulated impairment losses. The cost of certain buildings as at January 1, 2018, the Group’s date of transition to IFRS, was determined with reference to its deemed cost at that date (see note 43.4 (a)).

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

If significant parts of an item of property, plant and equipment have different useful lives, then they are accounted for as separate items (major components) of property, plant and equipment.

Any gain or loss on disposal of an item of property, plant and equipment is recognised in profit or loss.

Subsequent expenditure is capitalised only if it is probable that the future economic benefits associated with the expenditure will flow to the Group.

Depreciation is calculated to write off the cost of items of property, plant and equipment less their estimated residual values using the straight-line method over their estimated useful lives, and is recognised in profit or loss. Land is not depreciated.

The estimated useful lives of property, plant and equipment for current and comparative periods are as follows: (a) buildings 10-50 years; (b) plant and equipment, 4–10 years; (c) fixtures and fittings, 5–10 years (see note 8).

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

(f)	Leases

At inception of an arrangement, the Group determines whether the arrangement is or contains a lease.

At inception or on reassessment of an arrangement that contains a lease, the Group separates payments and other consideration required by the arrangement into those for the lease and those for other elements on the basis of their relative fair values. If the Group concludes for a finance lease that it is impracticable to separate the payments reliably, then an asset and a liability are recognised at an amount equal to the fair value of the underlying asset; subsequently, the liability is reduced as payments are made and an imputed finance cost on the liability is recognised using the Group’s incremental borrowing rate.

Leases of property, plant and equipment that transfer to the Group substantially all of the risks and rewards of ownership are classified as finance leases. The leased assets are measured initially at an amount equal to the lower of their fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the assets are accounted for in accordance with the accounting policy applicable to that asset.

Assets held under other leases are classified as operating leases and are not recognised in the Group’s statement of financial position.

Payments made under operating leases are recognised in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognised as an integral part of the total lease expense, over the term of the lease.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

(g)	Business combinations

(i) Acquisitions on or after January 1, 2017

The Group accounts for business combinations using the acquisition method when control is transferred to the Group (see 4(a)(i)). The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment (see 4 (i)). Any gain on a bargain purchase is recognised in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities.

The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognised in profit or loss.

Any contingent consideration is measured at fair value at the date of acquisition. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognised in profit or loss.

(ii) Acquisitions prior to January 1, 2017

As part of its transition to IFRS, the Group elected to restate only those business combinations that occurred on or after January 1, 2017. In respect of acquisitions prior to January 1, 2017, goodwill represents the amount recognised under the Group’s previous accounting framework, Italian GAAP. Such goodwill has been tested for impairment at the transition date January 1, 2017.

(h)	Intangible assets and goodwill

Expenditure on research activities is recognised in profit or loss as incurred.

Development expenditure is capitalised only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Otherwise, it is recognised in profit or loss as incurred. Subsequent to initial recognition, development expenditure is measured at cost less accumulated amortisation and any accumulated impairment losses.

Other intangible assets, including software, trademarks and patents, that are acquired by the Group and have finite useful lives are measured at cost less accumulated amortisation and any accumulated impairment losses.

Goodwill arising on the acquisition of subsidiaries is measured at cost less accumulated impairment losses. In respect of acquisitions prior to January 1, 2017, goodwill is included on the basis of its deemed cost, which represents the amount recorded under previous GAAP (see note 43.4 (b)).

Subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the specific intangible asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognised in profit or loss as incurred.

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Amortisation is calculated to write off the cost of intangible assets less their estimated residual values using the straight-line method over their estimated useful lives, and is recognised in profit or loss. Goodwill is not amortised.

The estimated useful lives for current and comparative periods are as follows: software 3-5 years, trademarks and patents 3–5 years, others 2–5 years.

Amortisation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

(i)	Impairment of non-financial assets

At each reporting date, the Group reviews the carrying amounts of its non-financial assets (other than inventories and deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill is tested annually for impairment.

For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or Cash Generating Units (hereinafter also CGUs). Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

An impairment loss is recognised if the carrying amount of an asset or CGU exceeds its recoverable amount.

Impairment losses are recognised in profit or loss. They are allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. For other assets, an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

(j)	Interests in equity-accounted investees

The Group’s interests in equity accounted investees comprise interests in associates and a joint venture. Associates are those entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies. A joint venture is an arrangement in which the Group has joint control, whereby the Group has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Interests in associates and the joint venture are accounted for using the equity method. They are initially recognised at cost, which includes transaction costs. Subsequent to initial recognition, the consolidated financial statements include the Group’s share of the profit or loss and OCI of equity accounted investees, until the date on which significant influence or joint control ceases.

(k)	Inventories

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

The provision for slow moving and obsolete raw materials and finished goods is based on the estimated realizable value net of the costs of disposal.

(l)	Trade and other receivables

Trade receivables and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less allowance.

In particular, trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. They are generally due for settlement within 90 days and therefore are all classified as current. Trade receivables are recognised initially at the amount of consideration that is unconditional unless they contain significant financing components, when they are recognised at fair value. The Group holds the trade receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortised cost using the effective interest method. Details about the Group’s impairment policies and the calculation of the loss allowance are provided in note n(i).

The Group derecognises trade receivables when the contractual rights to the cash flows from such financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of such financial asset are transferred or in which the Group neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of such financial asset.

(m)	Cash and cash equivalents

For the purpose of presentation in the consolidated statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within bank overdrafts and short-term borrowings in current liabilities in the statement of financial position.

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Cash and cash equivalents are recorded at their nominal amount as it substantially coincides with the fair value.

Cash and cash equivalents are subject to the impairment requirements of IFRS 9 and the identified impairment loss is immaterial.

(n)	Impairment of financial assets

The Group has the following types of financial assets that are subject to the expected credit loss model: (a) trade receivables for sales of goods and services; (b) other receivables carried at amortised cost.

(i) Trade receivables

The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables. To measure the expected credit losses, trade receivables have been grouped based on shared credit risk characteristics and the days past due. In particular, the Group adopted the practical expedient to use a provision matrix that it is based on its historical credit loss experience, adjusted for forward looking factors specific to the debtors and the economic environment.

The expected loss rates are based on the payment profiles of sales over a period of 36 months before December 31, 2018 or January 1, 2018, respectively, and the corresponding historical credit losses experienced within this period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables.

Trade receivables are written off when there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, amongst others, the failure of a debtor to engage in a repayment plan with the Group, and a failure to make contractual payments for a period of greater than 120 days past due.

Impairment losses on trade receivables are presented as net impairment losses within operating profit. Subsequent recoveries of amounts previously written off are credited against the same line item.

(ii) Previous accounting policy for impairment of trade receivables

As at December 31 2017 and January 1, 2017, under the previous accounting policy Italian GAAP (see note 5) the impairment of trade receivables was assessed based on the incurred loss model. The Group estimated the losses using consistent methods that took into consideration, in particular, insurance coverage in place, the creditworthiness of its customers, historical trends and general economic conditions.

Individual receivables which were known to be uncollectible were written off by reducing the carrying amount directly. The other receivables were assessed collectively to determine whether there was objective evidence that an impairment had been incurred but not yet been identified. For these receivables, the estimated impairment losses were recognised in a separate provision for impairment. The Group considered that there was evidence of impairment if any of the following indicators were present: (a) significant financial difficulties of the debtor; (b) probability that the debtor will enter bankruptcy or financial reorganisation; and (c) default or late payments.

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Receivables for which an impairment provision was recognised were written off against the provision when there was no expectation of recovering additional cash.

(iii) Other receivables at amortised cost

Other receivables at amortised cost are considered to have low credit risk, and the loss allowance recognised during the period was therefore limited to 12 months expected losses. Management consider to be “low credit risk” the other receivables that have a low risk of default and the counterparty has a strong capacity to meet its contractual cash flow obligations in the near term.

(o)	Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 90 days of recognition. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognised initially at their fair value and subsequently measured at amortised cost using the effective interest method. The Group derecognises trade and other payables when its contractual obligations are discharged or cancelled or expired.

(p)	Borrowings

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in profit or loss over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities are recognised as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalised as a prepayment for liquidity services and amortised over the period of the facility to which it relates.

Borrowings are removed from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognised in profit or loss as finance income or finance costs.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

Further, general and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use or sale. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

Other borrowing costs are expensed in the period in which they are incurred.

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

(q)	Employees’ leaving entitlement

The Group provides its Italian employees with benefits on the termination of their employment. The benefits fall under the definition of defined benefit plans whose existence and amount is certain but whose date is not. The liability is calculated as the present value of the obligation at the reporting date, in compliance with applicable regulations and adjusted to take into account actuarial gains/losses. The amount of the obligation is calculated annually based on the “projected unit credit” method. Actuarial gains and losses are recorded in full during the relevant period. Actuarial gains/(losses) are stated under “Other comprehensive income” in accordance with IAS 19.

(r)	Provisions

Provisions for legal and tax claims, service warranties and one time termination benefits for certain employees are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognised as interest expense.

(s)	Derivative financial instruments and hedging activities

Derivatives financial instruments are accounted for in accordance with IFRS 9, except for hedging activities that are treated in accordance with IAS 39 (see note 5).

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as hedges of a particular risk associated with the cash flows of recognised assets (trade receivables) and highly probable forecast transactions (sales orders) (cash flow hedges).

At inception of the hedge relationship, the Group documents the economic relationship between hedging instruments and hedged items including whether changes in the cash flows of the hedging instruments are expected to offset changes in the cash flows of hedged items (trade receivables and/or sales orders). The Group documents its risk management objective and strategy for undertaking its hedge transactions.

The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months; it is classified as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

(i) Cash flow hedges that qualify for hedge accounting

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in the cash flow hedge reserve within equity. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss, within other gains/(losses).

When forward contracts are used to hedge forecast transactions, the Group generally designates only the change in fair value of the forward contract related to the spot component as the hedging instrument. Gains or losses relating to the effective portion of the change in the spot component of the forward contracts are recognised in the cash flow hedge reserve within equity. The change in the forward element of the contract that relates to the hedged item (“aligned forward element”) is recognised within OCI in the costs of hedging reserve within equity. In some cases, the Group may designate the full change in fair value of the forward contract (including forward points) as the hedging instrument. In such cases, the gains or losses relating to the effective portion of the change in fair value of the entire forward contract are recognised in the cash flow hedge reserve within equity.

Amounts accumulated in equity are reclassified in the periods when the hedged item affects profit or loss.

When a hedging instrument expires, or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative deferred gain or loss and deferred costs of hedging in equity at that time remains in equity until the forecast transaction occurs, resulting in the recognition of a non-financial asset such as inventory. When the forecast transaction is no longer expected to occur, the cumulative gain or loss and deferred costs of hedging that were reported in equity are immediately reclassified to profit or loss.

(ii) Derivatives that do not qualify for hedge accounting

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in profit or loss and are included in net exchange rate gains (losses). The fair value of derivative instruments is disclosed in note 28.

(iii) Derivative financial instruments and hedge accounting – Policy applicable before January 1, 2018

The policy applied in the comparative information presented as at December 31, 2017 and January 1, 2017 is in accordance with the previous Italian GAAP. For additional details refers to note 5.

(t)	Revenues from contracts with customers

The Group has adopted IFRS 15 “Revenue from Contracts with Customers”, effective for reporting periods starting from January 1, 2018, using the full retrospective approach, without any of the practical expedients indicated by IFRS 15 C5. See note 43 for additional details.

(i) Sale of upholstered furniture and home furnishings accessories – wholesale

The Group sells a wide range of upholstered furniture (upholstered sofas and beds) and home furnishing accessories (for instance coffee tables, lamps, rugs, wall units) in the wholesale market (Natuzzi branded products and private label products). The upholstered sofas (leather and fabric sofas) are manufactured in the plants located in Italy, Romania, China and Brazil. Sales are recognised when control of the products has transferred, being when the products are delivered to the wholesaler, the wholesaler has full discretion over the channel and price to sell the products, and there is no unfulfilled obligation that could affect the wholesaler’s acceptance of the products. Delivery occurs when the

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

products have been shipped to the specific location, the risks of obsolescence and loss have been transferred to the wholesaler, and either the wholesaler has accepted the products in accordance with the sales contract, the acceptance provisions have lapsed, or the Group has objective evidence that all criteria for acceptance have been satisfied.

The goods are often sold with retrospective volume discounts based on aggregate sales over a 12 months period. Revenue from these sales is recognised based on the price specified in the contract, net of the estimated volume discounts. Accumulated historical experience is used to estimate and provide for the discounts, using the expected value method, and revenue is only recognised to the extent that it is highly probable that a significant reversal will not occur. A refund liability (included in other payables) is recognised for expected volume discounts payable to customers in relation to sales made until the end of the reporting period. No element of financing is deemed present as the sales are made with a credit term of 60-90 days, which is consistent with market practice. The Group’s obligation to repair or replace faulty products under the standard assurance warranty terms is recognised as a provision, see note 21.

A receivable is recognised when the goods are delivered as this is the point in time that the consideration is unconditional because only the passage of time is required before the payment is due.

It is the Group’s policy not to sell its products to the wholesaler with a right of return.

(ii) Sale of upholstered furniture and home furnishings accessories - retail

The Group operates a chain of retail stores (Natuzzi Italia stores, Natuzzi Edition stores and Divani & Divani by Natuzzi stores) selling a wide range of upholstered furniture (upholstered sofas and beds) and home furnishing accessories (for instance coffee tables, lamps, rugs, wall units). The upholstered sofas (leather and fabric sofas) are manufactured in the plants located in Italy, Romania, China and Brazil.

Revenue from the sale of the goods is recognised when the products are delivered and have been accepted by the customer in store or at its premise.

Payment of the transaction price is due immediately when the customer purchases the furniture. The Group’s obligation to repair or replace faulty products under the standard assurance warranty terms is recognised as a provision (see note 21).

It is the Group’s policy not to sell its products to the end customer with a right of return.

(iii) Sale of polyurethane foam and leather by-products – wholesale

The Group sells polyurethane foam, because the facility’s production is in excess of the Group’s needs, and leather by-products in the wholesale market. Such sales are recognised when control of the products has transferred, being when the products are delivered to the wholesaler, the wholesaler has full discretion over the channel and price to sell the products, and there is no unfulfilled obligation that could affect the wholesaler’s acceptance of the products. Delivery occurs when the products have been shipped to the specific location, the risks of obsolescence and loss have been transferred to the wholesaler, and either the wholesaler has accepted the products in accordance with the sales contract, the acceptance provisions have lapsed, or the Group has objective evidence that all criteria for acceptance have been satisfied.

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Revenue from these sales is recognised based on the price specified in the contract. No element of financing is deemed present as the sales are made with a credit term of 60-90 days, which is consistent with market practice. The Group’s obligation to repair or replace faulty products under the standard assurance warranty terms is recognised as a provision (see note 21).

A receivable is recognised when the goods are delivered as this is the point in time that the consideration is unconditional because only the passage of time is required before the payment is due.

It is the Group’s policy not to sell these products to the wholesaler with a right of return.

(iv) Sale of Natuzzi Display System and related slotting fees

The Group sells the Natuzzi Display System (NDS) to retailers, used to set up their stores. Revenue from such sales is recognised over time based on the length of the distribution contract signed with the retailer. Revenue is accounted based on the price specified in the contract. No element of financing is deemed present as the sales are made with a credit term of 60-90 days, which is consistent with market practice. The deferred revenue for the sales of Natuzzi Display System is included under contract liability.

The Group recognize to retailers slotting fees as contributions to prepare the retailer’s system to accept and sell the Group’s products. Slotting fees are recognised over time based on the length of the contract signed with the retailers and are treated as a reduction of revenue. Deferred slotting fees are included under other assets.

(v) Service type warranty

Customers who purchase the Group’s upholstered furniture may require a service type warranty. The Group allocates a portion of the consideration received to the service type warranty. This allocation is based on the relative stand-alone selling price. The amount allocated to the service type warranty is deferred, and is recognised as revenue over time based on the validity period of such warranty. The deferred revenue is included in contract liabilities.

(vi) Financing components

The Group does not expect to have any contracts where the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds one year. As a consequence, the Group does not adjust any of the transaction prices for the time value of money.

(u)	Cost of sales, selling expenses and administrative expenses

Cost of sales consist of the following expenses: the change in opening and closing inventories, purchases of raw materials, labor costs (included one time termination benefit accruals), third party manufacturing costs, depreciation expense of property, plant and equipment used in the production of finished goods, impairment of property, plant and equipment, energy and water expenses (for instance light and power expenses), expenses for maintenance and repairs of production facilities, distribution network costs (including inbound freight charges, warehousing costs, internal transfer costs and other logistic costs involved in the production cycle), rentals and security costs for production facilities, small-tools replacement costs, insurance costs and other minor expenses.

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Selling expenses consist of the following expenses: shipping and handling costs incurred for transporting finished products to customers, advertising costs, labor costs for sales personnel, rental expense for stores, commissions to sales representatives and related costs, depreciation expense of property, plant and equipment used in the selling activities, amortization of intangible assets that, based on their usage, are allocated to selling expenses, impairment of property, plant and equipment, sales catalogue and related expenses, exhibition and trade-fair costs, advisory fees for sales and marketing of finished products, expenses for maintenance and repair of stores and other trade buildings, insurance costs for trade receivables and other miscellaneous expenses.

Administrative expenses consist of the following expenses: costs for administrative personnel, advisory fees for accounting and information-technology services, traveling expenses for management and other personnel, depreciation expense related to property, plant and equipment used in the administrative activities, amortization of intangible assets that, based on their usage, are allocated to administrative expense, impairment of property, plant and equipment, postage and telephone costs, stationery and other office supplies costs, expenses for maintenance and repair of administrative facilities, statutory auditors and external auditors fees and other miscellaneous expenses. As noted above, the costs of the Group’s distributions network, which include inbound freight charges, warehousing costs, internal transfer costs and other logistic costs involved in the production cycle, are classified under the “cost of sales” line item.

(v)	Shipping and handling costs

Shipping and handling costs incurred to transport products to customers are expensed in the periods incurred and are included in selling expenses. Under IFRS 15 shipping and handling costs related to activities before the customer obtains control of the finished goods, are accounted as fulfillment costs under the caption “other assets” of the consolidated statement of financial position. Such costs are recognised in profit or loss consistent with the pattern of transfer of the finished goods. Shipping and handling expenses recorded for the years ended December 31, 2018 and 2017, were 40,765 and 40,952, respectively (see note 32).

(w)	Advertising costs

Advertising costs are expensed in the periods incurred and are included in selling expenses. Advertising expenses recorded for the years ended December 31, 2018 and 2017 were 12,687 and 15,407, respectively (see note 32).

(x)	Commission expense

Commissions payable to sales representatives and the related expenses are recorded at the time revenue from sale of products are recognised and are included in selling expenses. Commissions are not paid until payment for the related sale’s invoice is remitted to the Group by the customer. Under IFRS 15 sale commissions are considered costs of obtaining a contract. Therefore, the Group has elected to apply the practical expedient under which such costs are expensed as the amortisation period is less than one year.

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

(y)	Government grants

Grants from the government are recognised at their fair value when it is a virtually certain reasonable assurance that the grant will be received and the Group will comply with all attached conditions. Government grants relating to costs are deferred and recognised in the profit or loss over the period necessary to match them with the costs that they are intended to compensate. Government grants relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred income and are credited to profit or loss on a straight-line basis over the expected lives of the related assets. The amortisation of the grant is treated as reduction of cost of sales (see note 30).

(z)	Finance income and finance costs

The Group’s finance income and finance costs include: interest income, interest expense, dividend income; the net gain or loss on derivative financial instruments; the foreign currency gain or loss on financial assets and financial liabilities; the gain on the remeasurement to fair value of interest in an associate and a joint venture as a consequence of the lost of control; hedge ineffectiveness recognised in profit or loss.

Interest income or expense is recognised using the effective interest method. Dividend income is recognised in profit or loss on the date on which the Group’s right to receive payment is established.

The “effective interest rate” is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to the gross carrying amount of the financial asset or the amortised cost of the financial liability.

In calculating interest income and expense, the effective interest rate is applied to the gross carrying amount of the asset (when the asset is not credit-impaired) or to the amortised cost of the liability. However, for financial assets that have become credit-impaired subsequent to initial recognition, interest income is calculated by applying the effective interest rate to the amortised cost of the financial asset. If the asset is no longer credit-impaired, then the calculation of interest income reverts to the gross basis.

(aa)	Income tax

Income tax expense comprises current and deferred tax. It is recognised in profit or loss except to the extent that it relates to a business combination, or items recognised directly in equity or in other comprehensive income.

The Group has determined that interest and penalties related to income taxes, including uncertain tax treatments, do not meet the definition of income taxes, and therefore accounted for them under IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”.

(i) Current tax

Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to the tax payable or receivable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. It is measured using tax rates enacted or substantively enacted at the reporting date.

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

(ii) Deferred tax

Deferred tax is recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognised for: (a) temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss; (b) temporary differences related to investments in subsidiaries, associates and joint arrangements (mainly unremitted earnings and withholding taxes) to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future; and (c) taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax assets are recognised for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Future taxable profits are determined based on the reversal of relevant taxable temporary differences. If the amount of taxable temporary differences is insufficient to recognise a deferred tax asset in full, then future taxable profits, adjusted for reversals of existing temporary differences, are considered, based on the business plans for individual subsidiaries in the Group. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised; such reductions are reversed when the probability of future taxable profits improves.

Unrecognised deferred tax assets are reassessed at each reporting date and recognised to the extent that it has become probable that future taxable profits will be available against which they can be used.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date.

The measurement of deferred tax reflects the tax consequences that would follow from the manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

(ab)	Operating profit

Operating profit is the result generated from the continuing principal revenue-producing activities of the Group as well as other income and expenses related to operating activities. Operating profit excludes net finance costs, share of profit of equity-accounted investees and income taxes.

(ac)	Fair value measurement

“Fair value” is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or, in its absence, the most advantageous market to which the Group has access at that date. The fair value of a liability reflects its non-performance risk.

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

When one is available, the Group measures the fair value of an instrument using the quoted price in an active market for that instrument. A market is regarded as “active” if transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

If there is no quoted price in an active market, then the Group uses valuation techniques that maximise the use of relevant observable inputs and minimise the use of unobservable inputs. The chosen valuation technique incorporates all of the factors that market participants would take into account in pricing a transaction.

If an asset or a liability measured at fair value has a bid price and an ask price, then the Group measures assets and long positions at a bid price and liabilities and short positions at an ask price.

The best evidence of the fair value of a financial instrument on initial recognition is normally the transaction price – i.e. the fair value of the consideration given or received. If the Group determines that the fair value on initial recognition differs from the transaction price and the fair value is evidenced neither by a quoted price in an active market for an identical asset or liability nor based on a valuation technique for which any unobservable inputs are judged to be insignificant in relation to the measurement, then the financial instrument is initially measured at fair value, adjusted to defer the difference between the fair value on initial recognition and the transaction price. Subsequently, that difference is recognised in profit or loss on an appropriate basis over the life of the instrument but no later than when the valuation is wholly supported by observable market data or the transaction is closed out.

(ad)	Earnings per share

(i) Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to owners of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year and excluding treasury shares.

(ii) Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares, and the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

(ae)	Standards issued but not yet effective

A number of new standards are effective for annual periods beginning after January 1, 2019 and earlier application is permitted; however, the Group has not early adopted the new or amended standards in preparing these consolidated financial statements.

Of those standards that are not yet effective, IFRS 16 is expected to have a material impact on the Group’s consolidated financial statements in the period of initial application.

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

(A) IFRS 16 “Leases”

The Group is required to adopt IFRS 16 “Leases” from January 1, 2019. The Group has assessed the estimated impact that initial application of IFRS 16 will have on its consolidated financial statements, as described below. The Group has completed the implementation process as at the date of these consolidated financial statements, except for the finalisation of the testing and assessment of controls over its new IT systems.

IFRS 16 introduces a single, on-balance sheet lease accounting model for lessees. A lessee recognises a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are recognition exemptions for short-term leases and leases of low-value items. Lessor accounting remains similar to the current standard – i.e. lessors continue to classify leases as finance or operating leases.

IFRS 16 replaces existing leases guidance, including IAS 17 “Leases”, IFRIC 4 “Determining whether an Arrangement contains a Lease”, SIC-15 “Operating Leases – Incentives” and SIC-27 “Evaluating the Substance of Transactions Involving the Legal Form of a Lease”.

(i) Leases in which the Group is a lessee

The Group will recognise new assets and liabilities for its operating leases that mainly comprise factory facilities and stores. The nature of expenses related to those leases will now change because the Group will recognise a depreciation charge for right-of-use assets and interest expense on lease liabilities.

Previously, the Group recognised operating lease expense on a straight-line basis over the term of the lease, and recognised assets and liabilities only to the extent that there was a timing difference between actual lease payments and the expense recognised.

In addition, the Group will no longer recognise provisions for operating leases that it assesses to be onerous. Instead, the Group will include the payments due under the lease in its lease liability.

No significant impact is expected for the Group’s finance leases.

Based on the information currently available, after considering the exemptions mentioned above, the Group has non-cancellable operating lease commitments of approximately 80,000 as of January 1, 2019. Of these commitments, the Group expects to recognize right-of-use assets (after adjustments for prepayments and accrued lease payments recognised as at December 31, 2018) and related lease liabilities of approximately 62,000.

The Group expects no significant impact from the application of the new standard on net profit and cash flows from operating activities, nor on its ability to comply with loan covenants.

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

(ii) Leases in which the Group is a lessor

No significant impact is expected for leases in which the Group is a lessor.

(iii) Transition

The Group plans to apply IFRS 16 initially on January 1, 2019, using the modified retrospective approach. Therefore, the cumulative effect of adopting IFRS 16 will be recognised as an adjustment to the opening balance of retained earnings as at January 1, 2019, with no restatement of comparative information.

The Group plans to apply the practical expedient to grandfather the definition of a lease on transition. This means that it will apply IFRS 16 to all contracts entered into before January 1, 2019 and identified as leases in accordance with IAS 17 and IFRIC 4.

In addition, the Group will elect to use the exemptions proposed by the standard for which the lease term ends within 12 months as of the date of initial application, and lease contracts for which the underlying asset is of low value. The Group has leases of certain office equipment (e.g., personal computers, printing and photocopying machines) and company cars that are considered of low value.

(B) Other standards

The Company is evaluating the provisions of the following standards, but it does not expect adoption to have a significant impact on the Group’s consolidated financial statements:

•	IFRIC 23 Uncertainty over Tax Treatments;

•	Plan Amendment, Curtailment or Settlement (Amendments to IAS 19);

•	Annual Improvements to IFRS Standards 2015–2017 Cycle – various standards;

•	Amendments to References to Conceptual Framework in IFRS Standards.

Whereas, the Company is still evaluating the provisions of the following standards, but it does not expect the adoption will be applicable to the Company:

•	Prepayment Features with Negative Compensation (Amendments to IFRS 9);

•	Long-term Interests in Associates and Joint Ventures (Amendments to IAS 28);

•	IFRS 17 Insurance Contracts.

5	Changes in significant accounting policies

IFRS 9 “Financial Instruments” sets out requirements for recognising and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standard replaces IAS 39 “Financial Instruments: Recognition and Measurement”.

The Group has applied this new standard from January 1, 2018 (date of initial application), but has elected not to restate comparative information, which continues to be reported under previous Italian GAAP (see note 43.2 (iii)(b)), and not to apply the new requirements for hedging accounting. Therefore, the cumulative effect of adopting IFRS 9 has been recognised as an adjustment to the opening balance of retained earnings as at January 1, 2018.

As a result of the adoption of IFRS 9, the Group has adopted consequential amendments to IAS 1 “Presentation of Financial Statements”, which require impairment of financial assets to be presented in a separate line item in the statement of profit or loss and OCI. Previously, the Group’s approach was to include the impairment of trade receivables in selling expenses. Consequently, the Group reclassified impairment losses amounting to 1,475, recognised under previous Italian GAAP, from

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

“selling expenses” to “impairment loss on trade receivables” in the consolidated statement of profit or loss for the year ended December 31, 2017.

Further, as a result of the adoption of IFRS 9, the Group has recognised additional impairment on the Group’s trade receivables of 37, which resulted in a decrease for the same amount in trade receivables and retained earnings as at January 1, 2018 (tax effect has been considered and it is nil).

Additionally, the Group has adopted consequential amendments to IFRS 7 “Financial Instruments: Disclosures” that are applied to disclosures about 2018 but have not been generally applied to comparative information.

(i) Classification and measurement of financial assets and financial liabilities

IFRS 9 contains three principal classification categories for financial assets: measured at amortised cost, fair value to other comprehensive income (FVOCI) and fair value to profit and loss (FVTPL). The classification of financial assets under IFRS 9 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. IFRS 9 eliminates the previous IAS 39 categories of held to maturity, loans and receivables and available for sale. Under IFRS 9, derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated. Instead, the hybrid financial instrument as a whole is assessed for classification. IFRS 9 largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities.

The adoption of IFRS 9 has not had a significant effect on the Group’s accounting policies related to financial liabilities and derivative financial instruments.

For an explanation of how the Group classifies and measures financial instruments and accounts for related gains and losses under IFRS 9, see notes 4 (l), 4(m), 4(n), 4(o), 4(p) and 4(s).

The following table shows the original measurement categories under previous Italian GAAP and the new measurement categories under IFRS 9 for each class of the Group’s financial assets and financial liabilities as at January 1, 2018.

	Original classification under previsious GAAP	New classification under IFRS 9	Original carrying amount under previous GAAP	New carrying amount under IFRS 9

Financial assets
Other non-current receivables	Amortised cost	Amortised cost	1,402	1,402
Trade receivables	Amortised cost	Amortised cost	37,549	37,512
Other current receivables	Amortised cost	Amortised cost	12,910	12,910
Cash and cash equivalents	Amortised cost	Amortised cost	55,035	55,035
Gains on derivative financial instruments	FVTPL	FVTPL	339	339

Total financial assets			107,235	107,198

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Financial liabilities
Long-term borrowings	Amortised cost	Amortised cost	25,717	25,717
Bank overdraft and short-term borrowings	Amortised cost	Amortised cost	25,967	25,967
Trade payables	Amortised cost	Amortised cost	76,035	76,035
Other payables	Amortised cost	Amortised cost	27,587	27,587
Losses on derivative financial instruments	FVTPL	FVTPL	267	267

Total financial liabilities			155,573	155,573

As shown in the above table, the only effect of adopting IFRS 9 is on the carrying amount of trade receivables as at January 1, 2018, due solely to the new impairment requirements.

(ii) Impairment of financial assets

IFRS 9 replaces the “incurred loss” model in IAS 39 with an “expected credit loss” (ECL) model. The new impairment model applies to financial assets measured at amortised cost, contract assets and debt investments at FVOCI, but not to investments in equity instruments. Under IFRS 9, credit losses are recognised earlier than under IAS 39 (see note 4(n)). For assets in the scope of the IFRS 9 impairment model, impairment losses are generally expected to increase and become more volatile.

The Group has determined that the application of IFRS 9’s impairment requirements as at January 1, 2018 results in an additional accrual of 37 for impairment of the trade receivables. Therefore, the allowance for impairment of trade receivables has changed from 10,775 to 10,812 as at January 1, 2018.

(iii) Hedge accounting

At the date of initial application, all of the Group’s existing forward exchange contracts were not eligible to be treated as hedging relationships, since hedge effectiveness is not constantly monitored (see note 27). This approach is consistent with previous Italian GAAP. Changes in the fair value of derivatives are therefore recognised in profit or loss.

6	Operating segment

The Group operates in two operating segments, “Natuzzi brand” and “Softaly/Private label”. The Natuzzi brand segment includes net sales from the “Natuzzi Italia”, “Natuzzi Re-vive” and “Natuzzi Editions” product lines. Segment disclosure is rendered by aggregating the operating segments into one reporting segment, that is the design, manufacture and marketing of contemporary traditional leather and fabric upholstered furniture. It offers a wide range of upholstered furniture for sale, manufactured in production facilities located in Italy and abroad (Romania, Brazil and China).

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker.

Reference should be made to note 29 “Revenue” for details on revenue streams and disaggregation of revenue from contracts with customer by types of finished goods, geographical markets, geographical location of customers, distribution channels, brands and timing of revenue recognisation.

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

7	Business combinations

(i) Business combinations occurred in 2018

No business combinations have occurred in 2018.

(ii) Business combinations occurred in 2017

In January 2017 Natmex S.DE.R.L.DE.C.V. acquired 100% of a business composed by the three “Natuzzi” stores and twelve “Natuzzi” point of sales, located in Mexico, for a cash consideration of 4,123. This business was operating as a Natuzzi franchisee. At the date of the acquisition, the franchise agreements between Natuzzi and the original business were terminated. The primary reason for this acquisition was the opportunity to maintain the market presence in Mexico. The main factor that contributed to the determination of the purchase price was the presence of the stores and point of sales in key locations. The acquisition was accounted for using the acquisition method of accounting, in accordance with IFRS 3, and it resulted in the recognition of goodwill of Euro 2,041, which represents the excess of the purchase price over the fair value of assets acquired and liabilities assumed. The following table summarizes the fair value of the assets acquired and liabilities assumed at date of acquisition.

Inventory	1,895
Other assets	187

Total identifiable net assets acquired	2,082
Goodwill arising on acquisition	2,041

Consideration transferred	4,123

The goodwill is attributable mainly to the presence of the stores and points of sale in key locations. The results of this business acquisition have been included in the consolidated statement of profit or loss from the date of the acquisition.

8	Property, plant and equipment

Changes in the carrying amount of property, plant and equipment and accumulated depreciation for the years ended December 31, 2018 and 2017 are analysed as follows:

	Land and industrial buildings	Machinery and equipment	Office furniture and equipment	Retail gallery and store furnishing	Leasehold improvements	Constr. in progress	Total

Cost as at January 1, 2017	174,134	131,759	15,519	33,490	18,596	336	373,834
Additions	682	2,327	377	430	2,641	—	6,457
Disposals	(1,595)	(732)	(233)	(251)	(1,973)	(32)	(4,816)
Effect of translation adj.	(3,948)	(1,114)	(251)	(1,083)	186	(32)	(6,242)

Cost as at December 31, 2017	169,273	132,240	15,412	32,586	19,450	272	369,233
Additions	646	2,320	365	881	2,288	660	7,160
Disposals	(27)	(7,905)	(725)	(20,329)	(917)	—	(29,903)
Effect of translation adj.	153	(301)	27	356	(85)	(20)	130

Cost as at December 31, 2018	170,045	126,354	15,079	13,494	20,736	912	346,620

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Accumulated depreciation as at January 1, 2017	(80,416)	(111,659)	(14,731)	(33,032)	(12,291)	—	(252,129)
Depreciation	(3,570)	(4,090)	(478)	(1,619)	(1,104)	—	(10,861)
Disposals	348	234	573	1,556	1,362	—	4,073
Effect of traslation adj.	1,750	1,030	384	1,274	436	—	4,874

Accumulated depreciation as at December 31, 2017	(81,888)	(114,485)	(14,252)	(31,821)	(11,597)	—	(254,043)

Depreciation	(4,018)	(3,381)	(204)	(140)	(2,411)	—	(10,154)
Disposals	23	7,588	369	20,060	501	—	28,541
Effect of traslation adj.	(100)	484	4	(357)	91	—	122

Accumulated depreciation as at December 31, 2018	(85,983)	(109,794)	(14,083)	(12,258)	(13,416)	—	(235,534)

Net book value as at January 1, 2017	93,718	20,100	788	458	6,305	336	121,705

Net book value as at December 31, 2017	87,385	17,755	1,160	765	7,853	272	115,190

Net book value as at December 31, 2018	84,062	16,560	996	1,236	7,320	912	111,086

Annual rate of depreciation for 2018 and 2017	0%-10%	10%-25%	10%-20%	25%-35%	10%-20%	—

The following table shows property, plant and equipment by country:

	31/12/18	31/12/17
Italy	61,271	64,117
Romania	23,406	24,157
United States of America	17,830	16,440
Brazil	4,552	5,009
China	2,562	4,908
Europe	1,463	555
Other countries	2	4

Total	111,086	115,190

As at December 31, 2018 and 2017, the carrying amount of property, plant and equipment not in use is of 16,011 and 14,914, respectively. The increase against last year is due to one additional Italian plant which was idled during 2018. The Company plans to sell such assets in the next years.

In 2018 and 2017, the Company performed an impairment test in accordance with its accounting policy over those property, plant and equipment for which events and changes in circumstances indicated that the carrying amount of certain assets or CGU may not be recoverable.

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

For property, plant and equipment in use, the Company determined the recoverable amount as value in use using the discounted cash flow method, at the lowest level for which identifiable cash flows are independent of other cash flows, and compared it with the carrying value. Cash flow projections have been derived from the budget approved by the Board of Directors . Forecasts have been developed taking into consideration the track records of actual results reported by the Company.

For property, plant and equipment not in use, the fair value less costs to sell was estimated through independent third-party appraisals, which assessed the fair value of land using the comparable market method and assessed the fair value of machinery and equipment using the depreciated replacement cost method, adjusted for an obsolescence rate and a marketability rate.

As a result of the 2018 and 2017 impairment review of the Company’s property, plant and equipment, no impairment losses have emerged.

9	Intangibles assets and goodwill

Changes in the carrying amount of intangible assets, goodwill, and accumulated amortization for the years ended December 31, 2018 and 2017 are analysed as follows:

	Trademarks patents and other	Software	Goodwill	Total

Cost as at January 1, 2017	13,715	27,687	1,921	43,323
Additions	—	1,239	2,041	3,280
Disposals	(8)	—	—	(8)
Effect of traslation adj.	189	—	(116)	73

Cost as at December 31, 2017	13,896	28,926	3,846	46,668
Additions	169	711	—	880
Disposals	(3)	(42)	—	(45)
Effect of traslation adj.	(41)	22	101	82

Cost as at December 31, 2018	14,021	29,617	3,947	47,585

Accumulated amortization as at January 1, 2017	(13,150)	(26,246)	—	(39,396)
Amortisation	(563)	(1,006)	—	(1,569)
Disposals	8	—	—	8
Effect of traslation adj.	126	—	—	126

Accumulated amortization as at December 31, 2017	(13,579)	(27,252)	—	(40,831)
Amortisation	(158)	(752)	—	(910)
Disposals	1	42	—	43
Effect of traslation adj.	27	(22)	—	4

Accumulated amortization as at December 31, 2018	(13,709)	(27,984)	—	(41,693)
Net book value as at January 1, 2017	565	1,441	1,921	3,927

Net book value as at December 31, 2017	317	1,674	3,846	5,837

Net book value as at December 31, 2018	312	1,633	3,947	5,892

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Goodwill in the amount of 2,026 is related to the 2017 acquisition of a Natuzzi Mexico franchisee by the subsidiary Natmex S.DE.R.L.DE.C.V., as previously commented, and additionally in the amount of 1,921 is related to the 2016 acquisition of four “Divani&Divani by Natuzzi” stores, located in the North East of Italy. The latter acquisition was performed with a related party at arm’s length conditions.

Impairment tests have been performed on goodwill in 2018 and 2017. No impairment loss has been recorded as a result of the tests performed.

The key inputs and assumptions that were used in performing the 2018 and 2017 impairment tests for goodwill are as follows:

December, 2018 CGU	Net book value after impairment test	Growth rate	WACC	Sales CAGR 2019-2022

Italy – retail stores	1,921	0.5%	11%	6%
Mexico – retail stores	2,026	0.5%	18%	8.5%

Total goodwill	3,947

December, 2017 CGU	Net book value after impairment test	Growth rate	WACC	Sales CAGR 2018-2022

Italy – retail stores	1,921	0.5%	10%	5%
Mexico – retail stores	1,925	0.5%	17%	8.5%

Total goodwill	3,846

Further, the cash flows included specific estimates for five years and a terminal growth rate thereafter. The estimated recoverable amount of each CGU significantly exceeded its carrying amount.

10	Equity method investees

Changes in the carrying amount of equity method investees for the years ended December 31, 2018 and 2017 are analysed as follows:

	Natuzzi Trading Shanghai	Nars Miami LLC	Selena S.r.l.	Other	Total

Balance as at January 1, 2017	—	63	—	34	97
Share of profit/(loss) for the year	—	(18)	—	—	(18)
Balance as at December 31, 2017	—	45	—	34	79
Acquisition of non-controlling interests	48,024	—	—	—	48,024
Elimination of intercompany profit	(7,350)	—	—	—	7,350
Share of profit/(loss) for the year	(295)	39	—	(34)	(290)
Share of other comprehensive income	(246)	—	—	—	(246)
Effect of translation adjustments	—	3	—	—	3

Balance as at December 31, 2018	40,133	87	—	—	40,220

As at December 31, 2018 equity method investees mainly include: (a) the 49% remaining stake in Natuzzi Trading Shanghai for 40,133; (b) the 49% interest in Salena S.r.l., whose carrying value was totally impaired in 2014 in consideration of some legal disputes among shareholders; (c) the 49% of Nars Miami LLCC for 87.

All such investments are accounted for using the equity method.

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

(i) Disclosures on Natuzzi Trading (Shanghai) Co. Ltd., Joint Venture of Natuzzi S.p.A.

On March 22, 2018, the Company signed a Joint Venture Agreement and a Share Purchase Agreement with Kuka Group (Kuka), a leading distributor of upholstered furniture in China. Such agreements, which aim to expand the Company’s retail network on the Chinese market, provide for an investment by Kuka in the Group of 65,000, of which: (a) a 35,000 capital injection into the subsidiary Natuzzi Trading (Shanghai) CO. Ltd. (Natuzzi Trading Shanghai), increasing the share capital of the latter, in exchange for a 27.46% interest; and (b) 30,000 for the purchase of an additional 23.54% interest in the subsidiary, Natuzzi Trading Shanghai, which is owned by Natuzzi.

Such agreements were finally completed on July 27, 2018, after obtaining the necessary authorizations and approvals. Following such agreements, the Company and Kuka own, respectively, a 49% and a 51% interest in Natuzzi Trading Shanghai.

Both the Joint Venture Agreement and the Share Purchase Agreement incorporated some conditions precedent, including: (a) the stipulation of a license contract between Natuzzi and Kuka for the use of the exclusive and permanent rights to Natuzzi trademarks, for a total consideration of 15,000; (b) the stipulation of the distribution contracts between Natuzzi and Kuka, in accordance with which Natuzzi Trading Shanghai is to exclusively distribute Natuzzi Italia and Natuzzi Editions branded products, to be purchased mainly by Natuzzi Group, through a network of directly-operated single-brand stores and franchises in China, as well as through online stores. Such contract was signed on March 22, 2018 and became effective on July 27, 2018.

Following the transaction, Natuzzi lost control over its former subsidiary Natuzzi Trading Shanghai, reducing its shareholding to 49%. At the date of loss of control, July 27, 2018, based on IFRS 10 paragraph 25 and paragraph B98 of the Application Guidance, the Company has:

•	derecognised assets and liabilities of Natuzzi Trading Shanghai at their carrying amounts (net assets amounted to 2,613) at the date of loss of control;

•	recognised the fair value of the consideration received from Kuka of 30,000 for the transfer of a 23.54% interest in Natuzzi Trading Shanghai;

•	recognised the 49% retained interest in Natuzzi Trading Shanghai at its fair value, amounting to 48,024, at the date of the loss of control;

•	reclassified to profit or loss all the amounts recognised in other comprehensive income of Natuzzi Trading Shanghai;

•	recognised the resulting difference as a gain in the consolidated statement of profit or loss, in the amount of 75,411.

The fair value of the retained interest in Natuzzi Trading Shanghai, amounting to 48,024, has been estimated by applying a discounted earnings technique, and is based on significant inputs that are not observable in the market (level 3). The fair value estimate is based on an assumed discount rate of 14.25% and a terminal value, calculated assuming a nil growth rate.

The cash consideration paid by Kuka Group, amounting to 65,000, for the acquisition of the 51% stake in Natuzzi Trading Shanghai reflects the strategic factors associated with applicable synergies in relation to market, products and distribution for such counterparty. Since those factors were deemed to be specific to the counterparty, the Company has determined appropriate to estimate the fair value of the retained investment in Natuzzi Trading Shanghai upon the results of a third-party independent appraisal. The fair value was estimated in the amount of 48,024 and has appropriately taken into consideration the sensitivity factors included in the appraisal.

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The fair values of the identifiable assets and liabilities of Natuzzi Trading Shanghai as at the date control was lost are the following:

Assets
Property, plant and equipment	541
Intangible assets	9,397
Other non-current assets	271
Deferred tax assets	167
Inventories	851
Trade receivables	243
Other current receivables	388
Restricted cash for capital contribution	35,000
Cash and cash equivalents	4,886

Total assets (a)	51,744

Liabilities
Deferred tax liabilities	2,349
Trade payables	992
Other payables	3,710
Liabilities for current income tax	31

Total liabilities (b)	7,082

Total identifiable net assets at fair value c (a-b)	44,662
49% interest measured at fair value (c x 49%)	21,884
Goodwill arising on the transaction	26,140

Fair value of the retained 49% interest	48,024

Details of the net cash flows deriving from the transaction are as follows:

Cash received for the disposal of the 23.54% interest	30,000
Chinese withholding tax	(2,958)
Cash and cash equivalents of Natuzzi Trading Shanghai	(4,886)

Net cash flows as per cash flows statement	22,156

Until the date control was lost, Natuzzi Trading Shanghai contributed 13,500 of revenue and 1,603 to profit before tax of the Group.

As at December 31, 2018, the investment retained by Natuzzi in Natuzzi Trading Shanghai was therefore accounted for using the equity method.

The following table shows the reconciliation of the fair value of the retained interest in Trading Shanghai at the date of loss of control with the carrying amount as at December 31, 2018 included in the consolidated statement of financial position.

Fair value at the date of loss of control		48,024
Elimination of intercompany profit from licensing Natuzzi trademarks		(7,350)
Group’s share of profit for the year	311
Elimination of amortisation of Natuzzi trademark	153
Elimination of intercompany profit on inventories	(597)
Amortisation of intangibles assets	(216)
Reversal of deferred tax liabilities	54

Group’s share of loss for the year, net of equity method adjustments	(295)	(295)

Group’s share of other comprehensive income		(246)

Carrying amount as at December 31, 2018		40,133

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The elimination of the intercompany profit from licencing Natuzzi trademarks’ refers to the stipulation of a license contract between the Company and Natuzzi Trading Shanghai for the use of the exclusive and perpetual rights to Natuzzi trademarks for a cash consideration of 15,000. The Company concluded that such revenue from licensing its trademarks to Natuzzi Trading Shanghai has to be recognised over time as the transaction satisfies all the criteria in IFRS 15 B58 (“license with the right to access”) and to the extent of the unrelated investor’s (i.e., KUKA’s) interest in Natuzzi Trading Shanghai. Therefore, the Company while applying the equity method has eliminated the 49% intercompany profit arising from this transaction, in the amount of 7,350.

Further, the Company has recorded the deferred revenue of 7,650 under contract liabilities (see note 20) and such amount will be recognised in profit or loss over the useful life of the licensed trademarks.

Summarized financial information of the Joint Venture Natuzzi Trading Shanghai, based on its IFRS financial statements, and reconciliation with the carrying amount of the investment in the consolidated financial statements are set out below.

Summarized statement of financial position of Natuzzi Trading Shanghai as at December 31, 2018

Current assets	42,288
Non-current assets	15,785
Current liabilities	(20,328)
Non-current liabilities	—

Equity	37,745
Group’s share in equity – 49%	18,495
Intangible assets	4,389
Goodwill	26,140
Elimination of intercompany profit from licensing Natuzzi trademarks	(7,197)
Elimination of intercompany profit on inventories	(597)
Deferred tax liabilities	(1,097)

Group’s carrying amount of the investment	40,133

As at December 31, 2018 cash and cash equivalents and non current financial liabilities (excluding trade and other payables and provisions) amount to 32,845 and 360, respectively.

Summarized statement of profit or loss of Natuzzi Trading Shanghai for the period July 27, 2018 – December 31, 2018

Revenue	13,836
Cost of sale	(8,197)
Other income and expenses, net	919
Selling expenses	(5,141)
Administrative expenses	(632)
Net finance income	350

Profit before tax	1,135
Income tax expense	(500)

Profit for the period	635
Other comprehensive loss	(503)

Total comprehensive profit for the period	132

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Group’s share of profit for the period – 49%	311
Elimination of amortisation of Natuzzi trademarks	153
Elimination of intercompany profit on inventories	(597)
Amortisation of intangible assets	(216)
Deferred tax liabilities	54

Group’s share of loss for the period, net of equity method adj.	(295)
Group’s share of other comprehensive loss for the period	(246)

Group’s share of total comprehensive loss for the period	(541)

For the 5 months period ended as at December 31, 2018 depreciation and amortisation, interest income, interest expense and income tax expense amount to 427, 356, 13 and 500, respectively.

11	Other non-current receivables

Other non-current receivables consist of the following:

	31/12/18	31/12/17	01/01/17
Security deposits for lease contracts	3,984	641	852
Receivable from extraordinary disposal	549	761	986
Other	—	—	299

Total	4,533	1,402	2,137

The receivable from extraordinary disposal is the long-term portion of receivables derived from the sale of the security and doorkeeping services branch to a third-party which occurred in 2014.

12	Other assets (non-current and current)

Other assets are analysed as follows:

	31/12/18	31/12/17	01/01/17
Advances to suppliers	3,471	3,369	6,132
Deferred costs for Natuzzi Display System	2,617	2,031	1,229
Deferred costs for slotting fees	1,922	1,399	204
Delivery and commission costs for sales derecognised	1,839	1,730	2,230
Deferred costs for Service-Type Warranty	452	519	330
Prepaid expenses and accrued income	1,165	1,035	1,441

Total other assets	11,466	10,083	11,566
Less current portion	(8,107)	(7,232)	(10,243)

Non-current portion	3,359	2,851	1,323

“Advances to suppliers” represent advance payments for raw materials, services and general expenses.

“Deferred costs for Natuzzi Display System” refers to the deferred costs incurred by the Company to purchase store fittings, which are then sold to retailers and used to set up their stores (“Natuzzi Display System” – NDS). Such costs are recognised over the life of the distribution contract signed with the retailer (usually five years).

“Deferred costs for slotting fees” refers to contributions made by the Company to retailers to prepare the retailer’s system to accept and sell the Group’s products. Such fees are recognised over the life of the contract signed with the retailers (usually five years).

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

“Delivery and commission costs for sales derecognised” are related to the deferral of shipping and handling costs and commission expenses for finished goods that had not been delivered as at year-end.

“Deferred costs for Service-Type Warranty” refers to the deferral of costs incurred by the Company for the sale of a service-type warranty to end customers, considering that this insurance is provided by a third-party. Such costs are recognised over the life of the contractual insurance period, which is five years.

“Prepaid expenses and accrued income” primarily include advance rent payments on factory buildings.

13	Inventories

Inventories are analysed as follows:

	31/12/18	31/12/17	01/01/17
Leather and other raw materials	34,735	45,105	45,151
Goods in process	6,648	6,387	6,383
Finished products	42,844	39,585	39,480

Total	84,227	91,077	91,014

The following table summarises the changes to the provision for slow moving and obsolete raw materials and finished products included in inventories for the years ended December 31, 2018 and 2017.

Balance as at January 1, 2017	9,172
Additions	212
Reductions	(920)

Balance as at December 31, 2017	8,464
Additions	1,564
Reductions	(687)

Balance as at December 31, 2018	9,341

There are no pledged inventories that could be limited in their availability.

14	Trade receivables

Trade receivables are analysed as follows:

	31/12/18	31/12/17	01/01/17
Domestic customers	20,247	22,399	22,332
European Customers	7,815	9,232	12,652
Chinese customers	7,233	618	374
North American customers	3,573	4,374	2,562
Other foreign customers	11,726	11,701	11,762

Total trade receivables	50,594	48,324	49,682
Allowance for doubtful accounts	(9,627)	(10,775)	(9,544)

Total trade receivables	40,967	37,549	40,138

Trade receivables are due primarily from major retailers who sell directly to end customers.

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Trade receivables due from related parties amount to 9,333 as at December 31, 2018 (1,407 as at December 31, 2017 and 1,589 as at January 1, 2017). Transactions with related parties were conducted at arm’s length (see note 41).

As at December 31, 2018 and 2017 and for each year of the two-year period ended December 31, 2018, the Company had customers who exceeded 5% of trade receivables as follows:

Trade receivables	No. of customers	% of trade receivables
2018	2	21%
2017	3	18%

In 2018 and 2017 no customer has exceeded 5% of revenue.

The Company insures the collections risk related to a significant portion of its trade receivables with a third party insurer. The Company estimates an allowance for doubtful accounts based on the insurance in place, the credit worthiness of its customers, historical trends, as well as general economic conditions.

The following table provides the movements in the allowance for doubtful accounts.

	31/12/18	31/12/17
Balance, beginning of year	10,775	9,544
Effect of the adoption of IFRS 9 (see note 5)	37	—
Charges – bad debt expense	745	1,475
Reductions – write off of uncollectible amounts	(1,930)	(244)

Balance, end of year	9,627	10,775

Trade receivables denominated in foreign currencies as at December 31, 2018, 2017 and January 1, 2017 totaled 26,490, 16,991 and 18,145, respectively. These receivables consist of the following:

	31/12/18	31/12/17	01/01/17
Chinese Yuan	7,233	618	374
Brasilian Reais	5,893	4,620	4,461
British pounds	2,823	3,215	5,298
U.S. dollars	2,183	3,736	5,694
Canadian dollars	2,124	2,232	466
Other currencies	6,234	2,570	1,852

Balance, end of year	26,490	16,991	18,145

15	Other current receivables

Other current receivables are analysed as follows:

	31/12/18	31/12/17	01/01/17
VAT	4,217	4,987	2,876
Receivable from National Institute for Social Security	1,533	1,048	8,701
Other	3,757	6,875	6,660

Total	9,507	12,910	18,237

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The “VAT” receivables include value added taxes and related interest reimbursable to the various companies of the Group. While currently due as of the balance sheet date, the collection of the VAT receivable may extend over a maximum period of up to two years.

The “receivable from National Institute for Social Security” represents the amount anticipated by the Company on behalf the governmental institute related to salaries for those employees subject to temporary work force reduction.

The “Other” caption primarily includes certain receivables related to green incentives for photovoltaic investment.

16	Cash and cash equivalents

Cash and cash equivalents are analysed as follows:

	31/12/18	31/12/17	01/01/17
Cash on hand	439	219	100
Bank accounts	61,692	54,816	64,881

Total	62,131	55,035	64,981

The following table shows the Group’s cash and cash equivalents broken-down by country/region:

	31/12/18	31/12/17	01/01/17
Europe	40,479	30,984	21,635
China	18,290	20,724	40,174
North America	2,857	2,703	2,608
South America	318	551	374
Others	187	73	190

Total	62,131	55,035	64,981

For the purpose of the statement of cash flows, cash and cash equivalents comprise the following:

	31/12/18	31/12/17	01/01/17
Cash and cash equivalents in the statement of financial position	62,131	55,035	64,981
Bank overdrafts repayable on demand	(1,762)	—	(4,416)

Cash and cash equivalents in the statement of cash flows	60,369	55,035	60,565

Bank overdrafts repayable on demand form an integral part of the Group’s cash management.

17	Share Capital and reserves

As at December 31, 2018, 2017 and January 1, 2017 the equity attributable to owners of the Company is analysed as follows:

	31/12/18	31/12/17	01/01/17
Share capital	54,853	54,853	54,853
Reserves	17,198	16,398	24,065
Retained earnings	64,496	31,244	61,636

Total	136,547	102,495	140,554

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

As at December 31, 2018 and 2017, the Company’s share capital, which is totally authorized and issued, is composed of 54,853,045 ordinary shares with par value of Euro 1 each, for a total of 54,853.

Ordinary shareholders have the right to receive dividends, as approved by shareholders’ meetings, and to express one vote per each share owned.

Share capital is owned, as at December 31, 2018 and 2017, as follows:

	31/12/18	31/12/17	01/01/17
Mr. Pasquale Natuzzi	56.5%	56.5%	56.5%
Mrs. Anna Maria Natuzzi	2.6%	2.6%	2.6%
Mrs. Annunziata Natuzzi	2.5%	2.5%	2.5%
Other investors	38.4%	38.4%	38.4%

Total	100.0%	100.0%	100.0%

An analysis of “Reserves” is as follows:

	31/12/18	31/12/17	01/01/17
Legal reserve	10,971	10,971	10,971
Majority shareholder capital contribution	488	488	488
Foreign operations translation reserve	5,282	5,055	12,606
Remeasurement of defined benefit plan	457	(116)	—

Total	17,198	16,398	24,065

The “Legal reserve” is connected to the requirements of the Italian law, which provide that 5% of net income of the parent company is retained as a legal reserve, until such reserve is 20% of the issued share capital of each respective company. The legal reserve may be utilized to offset losses; any portion which exceeds 20% of the issued share capital is distributable as dividends. The legal reserve totaled 10,971 as at December 31, 2018, 2017 and January 1, 2017.

The “Majority shareholder capital contribution” is one of the parent company’s reserves, which is restricted for capital grants received.

The “Foreign operations translation reserve” relates to the translation of foreign subsidiaries’ financial statements for those subsidiaries which have assessed their functional currency being different from Euro.

The “remeasurement of defined benefit plan” refers to the calculation of the present value of the employees’ leaving entitlement at each reporting date, in compliance with applicable regulations and adjusted to take into account actuarial gains or losses. In particular, such actuarial gains or losses are reported in OCI (see note 4 (q)).

The disaggregation of changes of OCI by each type of reserve in equity is shown in the tables below.

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Year ended December 31, 2018

	Foreign operations translation reserve	Remeasurement of defined benefit plan	Total

Exchange difference on translation of foreign operations	497	—	497
Share of OCI of equity-method investees	(246)	—	(246)
Actuarial gains on employees’ leaving entitlement	—	573	573

Total	251	573	824

Year ended December 31, 2017

	Foreign operations translation reserve	Remeasurement of defined benefit plan	Total

Exchange difference on translation of foreign operations	(7,778)	—	(7,778)
Actuarial gains on employees’ leaving entitlement	—	(116)	(116)

Total	(7,778)	(116)	(7,894)

18	Long-term borrowings

Long-term borrowings as at December 31, 2018, 2017 and January 1, 2017 consist of the following:

	31/12/18	31/12/17	01/01/17
0.74% long-term debt payable in annual installments with final payment due April 2018	—	520	1,035
6-months Euribor (360) plus a 2.5% spread long-term debt with final payment due August 2019	6,631	7,533	8,838
6-months Euribor (360) plus a 3.9% spread long-term debt with final payment due August 2019	893	2,186	3,426
3-months Euribor (360) plus a 4% spread long-term debt with final payment due August 2019	2,500	3,500	4,500
6-months Euribor (360) plus a 2.9% spread long-term debt with final payment due December 2020	83	123	162
3-months Euribor (360) plus a 3,5% spread long-term debt with final payment due March 2022	1,625	2,063	—
3-months Euribor (360) plus a 2.2% spread long-term debt with final payment due February 2022	628	824	—
3-months Euribor (360) plus a 1.9% spread long-term debt with final payment due November 2022	1,583	1,968	—
2.3% long-term debt with final payment due June 2025	7,000	7,000	—

Total long-term debt	20,943	25,717	17,961
Less current installments	(10,582)	(4,840)	(11,632)

Long-term borrowings, excluding current installments	10,361	20,877	6,329

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

A loan of nominal 10,000 was incurred in 2015 by the Romanian subsidiary. The loan was payable on a monthly basis starting from August 2015 and ending in August 2017. In August 2017, the subsidiary negotiated a rescheduling of the loan’s repayment with the bank. In particular, the loan, remaining at year-end in the amount of 6,631 is due by August 2019, and the new amortization schedule provides for 11 monthly installments of 225 and a lump sum repayment of 5,050, due on maturity. The loan is guaranteed by a mortgage on the Romanian plant for an amount of 16,628, and is subject to the following covenants:

•	Cash receipts >= 60% turnover

•	Earnings before interest, taxes, depreciation and amortization (EBITDA) >= 4.5%

•	Net debt/EBITDA <= 3

•	Debt Service Cover Ratio >= 1.35

In August 2014, the Company incurred long-term debt for a 5,000 nominal amount with installments payable on a monthly basis and with final payments due August 2019. This loan, of which 893 remains at year-end, is collateralized by a mortgage on the plants located in Matera, for an amount of 10,000.

In 2015 the Company incurred long-term debt for nominal amount of 5,000 with installments payable on a monthly basis and with final payments due August 2019. This long-term floating-rate debt, of which 2,500 remains at year-end, is collateralised by a mortgage on some Italian buildings for an amount of 10,000 and provides variable installments depending on the 3-months Euribor (360) plus a 4% spread. This loan is subject to financial covenants, which were measured at year-end as follows:

•	Earnings before interest, taxes, depreciation and amortization (EBITDA) >= 3,000

•	Net Financial Position / Net Equity <= 0.25

In 2015, one of the Italian subsidiaries incurred long-term debt for a 200 nominal amount with installments payable on a monthly basis and with final payments due December 2020. The interest rate is based on the 6-month Euribor (360) plus a 2.9% spread. This loan, of which 83 remains at year-end, is guaranteed by a mortgage on some Italian plants for a total amount of 300.

In January 2017, the Company incurred long-term debt for a 2,500 nominal amount with installments payable on a quarterly basis and with final payments due March 2022. This long-term floating-rate debt, of which 1,625 remains at year-end, provides variable installments depending on the 3-months Euribor (360) plus a 3.5% spread, and is assisted by a third party warranty by 750.

In 2017, one of the Italian subsidiaries incurred long-term debt for a 1,000 nominal amount, with installments payable on a monthly basis and with final payments due February 2022. This long-term floating-rate debt, of which 628 remains at year-end, provides variable installments depending on the 3-months Euribor (360) plus a 2.2% spread.

In November 2017 the Company incurred long-term debt for a 2,000 nominal amount with installments payable on a quarterly basis and with final payments due November 2022. This long-term floating-rate debt, of which 1,583 remains at year-end, provides variable installments depending on the 3-months Euribor (360) plus a 1.9% spread.

In July 2017 the Company incurred long-term fixed rate debt for a 7,000 nominal amount with installments payable on a monthly basis and with final payments due June 2025. This loan, of which 7,000 remains at year-end, is assisted by a mortgage on the plants located in Matera, for an amount of 14,000.

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

During 2018 and 2017, the Company made all installment payments related to the aforementioned long-term borrowings.

As at December 31, 2018 long-term borrowings denominated in foreign currency amounted to 6,631 and pertained entirely to the Romanian subsidiary.

Interest expense related to long-term borrowings for the years ended December 31, 2018 and 2017 was 636 and 738, respectively. Interest due is paid with the related installment (quarterly, semi-annual or annual).

19	Employees’ leaving entitlement

Changes to employees’ leaving entitlement occurring during 2018 and 2017 are analysed as follows:

Balance as at January 1, 2017	19,426
Current service cost	119
Interest expense	247
Benefits paid	(1,080)
Actuarial losses	108

Balance as at December 31, 2017	18,820
Current service cost	148
Interest expense	235
Benefits paid	(1,449)
Actuarial gains	(573)

Balance as at December 31, 2018	17,181

The employees’ leaving entitlement refers to a defined benefit plan provided for by the Italian legislation due and payable upon termination of employment, assuming immediate separation (see note 4 (q)).

The principal assumptions used in determining the present value of such defined benefit obligation (“DBO”) related to the employee benefit obligation are reported as follows:

	31/12/18	31/12/17	01/01/17
Annual discount rate	1.57%	1.30%	1.31%
Annual future salary increase rate	0.00%	0.00%	0.00%
Annual inflation rate	1.50%	1.50%	1.50%
Annual DBO increase rate	2.625%	2.625%	2.625%
Mortality	RG48 mortality tables published by the General State Accounting
Inability	National Institute for Social Security tables, by age and sex
Retirement	100% upon achievement of AGO requisites
Annual frequency of turnover	4.00%	4.00%	4.00%
Annual frequency of DBO advances	2.00%	2.00%	2.00%

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

A quantitative sensitivity analysis for significant assumptions impacting the DBO as at December 31, 2018 and 2017 is reported as follows:

	31/12/18	31/12/17
+1% on turnover rate	(68)	(118)
-1% on turnover rate	75	132
+0.25% on annual inflation rate	259	298
-0.25% on annual inflation rate	(256)	(292)
+0.25% on annual discount rate	(402)	(461)
-0.25% on annual discount rate	417	479

The sensitivity analysis above has been determined based on a method that extrapolates the impact on the defined benefit obligation as a result of reasonable changes in key assumptions occurring at the end of the reporting period. The sensitivity analysis is based on a change in a significant assumption, keeping all other assumptions constant. Such analysis may not be representative of an actual change in the defined benefit obligation as it is unlikely that changes in assumptions would occur in isolation from one another.

The following are the expected payments or contributions to the defined benefit plan in future years:

	31/12/18	31/12/17
Within 1 year	1,065	1,199
Between 2 and 5 years	4,181	4,441

The average duration of the defined benefit plan as at December 31, 2018 and 2017 is 10.63 years and 11.19 years, respectively.

20	Contract liabilities (non-current and current)

Contract liabilities as at December 31, 2018, 2017 and January 1, 2017 consisted of the following:

	31/12/18	31/12/17	01/01/17
Advance payments from customers	10,312	11,937	10,096
Deferred income from licencing of Natuzzi trademarks	7,491	—	—
Deferred revenue for Natuzzi Display System	3,399	2,636	1,594
Deferred revenue for Service-Type Warranty	897	960	609

Total contract liabilities	22,099	15,533	12,299
Less non-current portion	(9,934)	(2,560)	(1,652)

Current portion	12,165	12,973	10,647

“Advance payments from customers” are related to considerations received by the Group upon sale of the Group’s products, and before their delivery to end customers.

“Deferred income from licensing Natuzzi trademarks” refers to the deferral of revenue deriving from Natuzzi Trademarks to the former subsidiary Natuzzi Trading Shanghai, as part of the transaction with Kuka previously described in note 10. Such revenue, in the amount of 7,491 (net of the elimination of intercompany profit on the transaction), has been deferred over the useful life (20 years) of the licensed trademarks (see note 10).

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

“Deferred revenue for the Natuzzi Display System” refers to the deferral of revenue deriving from the sale of store fittings to retailers, which are used to set up their stores (“Natuzzi Display System” – NDS). Such revenue is recognised over time based on the length of the distribution contract signed with the retailer (usually five years).

“Deferred revenue for Service-Type Warranty” refers to the deferral of revenue deriving from the sale of a service-type warranty to end customers, which is recognised over time based on the contractual length of the insurance period (five years).

The amount of revenue recognised for the years ended December 31, 2018 and 2017 that was included in the opening contract liabilities balance amounts to 12,973 and 10,647, respectively.

21	Provisions (non-current and current)

Provisions at December 31, 2018 and 2017 and January 1, 2017 consist of the following:

	31/12/18	31/12/17	01/01/17
Provision for legal claims	10,926	13,008	8,062
Provision for tax claims	1,098	1,912	3,123
Provision for warranties	4,476	5,957	5,687
Termination indemnities for sales agents	1,141	1,196	1,132
Other provisions	1,337	599	936

Total provisions	18,978	22,672	18,940
Less current portion	(4,476)	(5,957)	(5,687)

Non-current portion	14,502	16,715	13,253

The provision for legal claims include the amounts accrued by the Company for the probable contingent liability related to legal procedures initiated by several third parties as result of past events.

The provision for tax claims refers to the amounts accrued by the Company for the probable liability that will be paid to settle some tax claims. As at December 31, 2018 such provision includes an amount related to income taxes for 439 (476 as at December 31, 2017) and an amount related to other taxes for 659 (1,436 as at December 31, 2017).

The provision for warranties includes the estimated liabilities for the Group’s obligation to repair or replace faulty products under the standard assurance warranty terms (see note 4(t)). The warranty claims for the finished product sold are estimated based on past experience of the level of repairs, faulty products and disputes with customers. The Company expects that these costs will be incurred mainly in the next financial year. Main assumptions used to calculate the provision for such assurance type warranty are the warranty period for all products sold, current sales levels and current information available about repairs, faulty products and dispute with customers.

The termination indemnities for sales agents refers to termination indemnities, provided for by Italian law, due to the Group’s agents upon termination of their agreement with the Company or relevant subsidiary.

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Changes in the above provisions for the years ended December 31, 2018 and 2017 analysed as follows.

	Provision for legal claims	Provision for tax claims	Provision for warranties	Termination indmennities for sales agents	Other Provisions	Total

Balance as at January 1, 2017	8,062	3,123	5,687	1,132	936	18,940
Increase	9,980	—	2,630	203	—	12,813
Reductions	(5,034)	(1,211)	(2,360)	(139)	(337)	(9,081)

Balance as at December 31, 2017	13,008	1,912	5,957	1,196	599	22,672
Increase	1,225	—	1,180	177	1,792	4,374
Reductions	(3,307)	(814)	(2,661)	(232)	(1,054)	(8,068)

Balance as at December 31, 2018	10,926	1,098	4,476	1,141	1,337	18,978

As at December 31, 2018, the provision for legal claims refers for 9,287 (9,300 as at December 31, 2017) to the probable contingent legal liability related to legal procedures initiated by 141 workers against the Company for the misapplication of the social security procedure “CIGS—Cassa Integrazione Guadagni Straordinaria”. According to the “CIGS” procedure, the Company pays a reduced salary to the worker for a certain period of time based on formal agreements signed with the Trade Unions and other Public Social parties. In particular, these 141 workers are claiming in the legal procedures that the Company applied the “CIGS” during the period from 2004 to 2016 without foreseeing any time rotation. In May 2017, the Company received from the Italian Supreme Court of Justice (“Corte di Cassazione”) an adverse verdict for the above litigation related only to two workers. Based on this unfavorable verdict, the Company, with the support of its legal counsel, has assessed that the liability for legal procedures initiated by all the 141 workers is 9,287.

22	Deferred income for capital grants

Capital grants are related to benefits the Group obtained in previous years from the Italian government connected to incentive programs for under-industrialized regions in Southern Italy. They have been received for the purchase of certain items of property, plant and equipment. There are no unfulfilled conditions or contingencies attached to these grants. Deferred income for such capital grants are credited to profit or loss on a straight-line basis over the expected lives of the related assets.

Changes in the carrying amount of deferred income for capital grants for the years ended December 31, 2018 and 2017 are analised as follows:

Balance as at January 1, 2017	14,760
Additions	79
Charges to profit or loss	(1,068)

Balance as at December 31, 2017	13,771
Additions	292
Charges to profit or loss	(1,061)

Balance as at December 31, 2018	13,002

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

23	Other liabilities

Other liabilities as at December 31, 2018 are analysed as follows:

31/12/18
Landlords’ contributions	1,119

Total	1,119

Other liabilities are represented by landlords’ contributions obtained by one of the Group’s subsidiaries for the maintenance of leased buildings, which are credited to profit or loss on a straight-line basis over the length of the lease contracts.

24	Bank overdraft and short-term borrowings

Bank overdraft and short-term borrowings as at December 31, 2018 and 2017 are analysed as follows:

	31/12/18	31/12/17	01/01/17
Bank overdraft	1,762	—	4,416
Borrowings secured over trade receivables	29,992	23,791	17,311
Borrowings unsecured	3,394	2,176	2,700

Total	35,148	25,967	24,427

The weighted average interest rates on the bank overdraft and short-term borrowings for the years ended December 31, 2018, 2017 are as follows:

	2018	2017
Bank overdraft	4.35%	3.48%
Borrowings	2.69%	3.28%

As at December 31, 2018, 2017 and January 1, 2017 credit facilities available to the Group amounted to 138,220, 147,720 and 117,773, respectively. The unused portion of these facilities, for which no commitment fees are due, amounted to 24,010, 33,103 and 34,451, as at December 31, 2018, 2017 and January 1, 2017.

25	Trade payables

Trade payables as at December 31, 2018, 2017 and January 1, 2017 are analysed as follows:

	31/12/18	31/12/17	01/01/17
Invoices received	57,325	63,165	61,282
Invoices to be received	20,576	12,870	9,175

Total	77,901	76,035	70,457

Trade payables mainly represent amounts payable for purchases of goods and services in Italy and abroad, and include 27,443 as at December 31, 2018 denominated in foreign currencies (21,197 as at December 31, 2017 and 22,151 as at January 1, 2017).

Trade payables include amounts due to related parties amounting to 1,004, 8 and nil, respectively as at December 31, 2018, 2017 and January 1, 2017 (see note 41).

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

26	Other payables

Other payables as at December 31, 2018, 2017 and January 1, 2017 are analysed as follows:

	31/12/18	31/12/17	01/01/17
Salaries and wages	5,085	3,864	10,989
Social security contributions	6,901	5,826	4,081
Vacation accrual	6,408	6,036	4,350
Withholding taxes on payroll and on others	2,379	2,557	2,747
Other accounts payable	6,141	9,304	7,240

Total	26,914	27,587	29,407

27	Derivative financial instruments

A significant portion of the Group’s net sales and costs are denominated in currencies other than the euro, in particular the U.S. dollar. The remaining costs of the Group are denominated principally in euros. Consequently, a significant portion of the Group’s revenue is exposed to fluctuations in the exchange rates between the euro and other currencies. The Group uses forward exchange contracts (known in Italy as domestic currency swaps) to reduce its exposure to the risks of short-term declines in the value of its foreign currency denominated revenue. The Group uses such derivative instruments to protect the value of its foreign currency denominated revenue, and not for speculative or trading purposes. Despite being entered into such domestic currency swaps with the intent to reduce the foreign currency exposure risk for trade receivables and expected sales, the Group’s derivative financial instruments do not qualify for being accounted for as hedging instruments according to IAS 39 and, also, to former applicable Italian GAAP. Therefore, the Company reflects the positive or negative changes in the fair value of those derivatives through profit or loss in the captions “Net exchange rate gains (losses)”.

The table below summarizes in euro equivalent the contractual amounts of forward exchange contracts used to hedge principally future cash flows from trade receivables and sale orders as at December 31, 2018, 2017 and January 1, 2017.

	31/12/18	31/12/17	01/01/17
U.S. dollars	14,528	21,979	26,670
Euro	11,407	10,226	13,925
British pounds	10,612	11,137	15,860
Japanese yen	2,318	1,692	2,117
Australian dollars	2,129	2,294	2,964
Canadian dollars	1,300	1,338	4,965
Danish kroner	1,086	713	618
Swedish kroner	265	248	421

Total	43,645	49,627	67,540

The following table presents information regarding the contract amount in euro equivalent amounts and the estimated fair value of all of the Group’s forward exchange contracts. Contracts with net unrealized gains are presented as ‘assets’ and contracts with net unrealized losses are presented as ‘liabilities’.

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

	31/12/18		31/12/17		01/01/17
	Contract amount	Unrealised gains (losses)	Contract amount	Unrealised gains (losses)	Contract amount	Unrealised gains (losses)

Assets	27,459	218	31,089	339	25,698	223
Liabilities	16,186	(320)	18,538	(267)	41,842	(1,293)

Total	43,645	(102)	49,627	72	67,540	(1,070)

At December 31, 2018 and 2017, the exchange derivative instruments contracts had a net unrealized expense of 102 and a net unrealized gain of 72, respectively. These amounts are recorded in net exchange rate gains (losses), in the consolidated statements of profit or loss (see note 35).

28	Financial Instruments – Fair values and risk management

The effect of initially applying IFRS 9 on the Group’s financial instruments is described in note 5. Due to the transition method chosen, comparative information has not been restated to reflect the new requirements.

A. Accounting classification

The following table shows the classification and carrying amounts of Group’s financial assets and financial liabilities as at December 31, 2018, 2017 and January 1, 2017.

Financial assets	31/12/18	31/12/17	01/01/17
Financial assets at amortised cost
Other non-current receivables	4,533	1,402	2,137
Trade receivables	40,967	37,549	40,138
Other current receivables	9,507	12,910	18,237
Cash and cash equivalents	62,131	55,035	64,981

Total (a)	117,138	106,896	125,493

Financial assets at fair value
Forward exchange contracts	218	339	223

Total (b)	218	339	223

Total financial assets (a+b)	117,356	107,235	125,716

Financial assets at amortised cost include trade receivables, other receivables and cash and cash equivalent. Financial assets at fair value reflect the positive change in fair value of foreign exchange forward contracts that are not designated as hedge relationships, but are, nevertheless, intended to reduce the level of foreign currency risk for future cash flows from accounts receivables and sale orders.

Financial liabilities	31/12/18	31/12/17	01/01/17
Financial liabilities at amortised cost
Long-term borrowings	20,943	25,717	17,961
Bank overdraft and short-term borrowings	35,148	25,967	24,427
Trade payables	77,901	76,035	70,457
Other payables	26,914	27,587	29,407

Total (a)	160,906	155,306	142,252

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Financial liabilities at fair value
Forward exchange contracts	320	267	1,293

Total (b)	320	267	1,293

Total financial liabilities (a+b)	161,226	155,573	143,545

For the details on “Long-term borrowings” and “Bank overdraft and short-term borrowings”, reference should be made to note 18 and 24.

Financial liabilities reflect the negative change in fair value of foreign exchange forward contracts that are not designated as hedge relationships, but are, nevertheless, intended to reduce the level of foreign currency risk for expected future cash flows from trade receivables and sale orders.

B. Fair value and measurement of fair values

Management has assessed that the fair values of cash and cash equivalents, trade and other receivables, trade and other payables, bank overdraft and short-term borrowings approximate their carrying amounts largely due to the short-term maturities of these instruments.

The following table shows the carrying amount and fair value of Group’s financial assets and financial liabilities as at December 31, 2018, 2017 and January 1, 2017, other than those with carrying amount that are reasonable approximation of fair value.

Financial assets	31/12/18		31/12/17		01/01/17
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value

Forward exchange contracts	218	218	339	339	223	223

Financial liabilities

Floating-rate borrowings	13,943	13,943	18,197	18,197	16,926	16,926
Fixed rate borrowings	7,000	7,000	7,520	7.520	1,035	1,035

Total long-term borrowings	20,943	20,943	25,717	25,717	17,961	17,961

Forward exchange contracts	320	320	267	267	1,293	1,293

As at December 31, 2018, 2017 and January 1, 2017, the fair value measurement hierarchy of the forward exchange contracts and long-term borrowings is “significant observable inputs” (level 2).

There were no transfers between level 1 (quoted prices in active markets) and level 2 during 2018 and 2017. There were no level 3 (significant unobservable inputs) fair values estimated as at December 31, 2018, 2017 and January 1, 2017.

The following methods and assumptions are used to estimate the fair values.

Foreign exchange forward contracts are valued using valuation techniques, which employ the use of market observable inputs. The most frequently applied valuation techniques include forward pricing using present value calculations. The models incorporate various inputs, including the credit quality of counterparties, foreign exchange spot and forward rates, yield curves of the respective currencies, currency basis spreads between the respective currencies, interest rate curves and forward rate curves of the underlying commodity.

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The fair values of the Group’s interest-bearing borrowings are determined using the discounted cash flow method. The discount rate used reflects the issuer’s borrowing rate as at the end of the reporting period. The own non-performance risk as at December 31, 2018, 2017 and January 1, 2017 was determined to be insignificant.

C. Financial risk management

The main financial risks which the Group is exposed to are reported in the following.

The Group’s principal financial liabilities, other than derivatives, comprise of long-term borrowings, bank overdraft and short-term borrowings, trade and other payables. The main purpose of these financial liabilities is to finance the Group’s operations. The Group’s principal financial assets include trade and other receivables, cash and cash equivalents that derive directly from operations. The Group also enters into derivative transactions, namely forward exchange contracts, to protect the value of its foreign currency denominated revenue, not for speculative or trading purposes.

(i) Risk management framework

The Group is exposed to credit risk, liquidity risk and market risk. The management of these risks is performed on the basis of guidelines set by the Group’s senior management. The main purpose of these guidelines is to balance the Group’s liabilities and assets, in order to ensure an adequate capital viability. The main financial sources of the Group are represented by a mix of equity and financial liabilities, including long-term borrowings used to finance investments, bank overdrafts, short-term borrowings and a non-recourse factoring agreement used to finance the Group’s working capital.

(ii) Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily trade receivables).

The Group’s customers are mainly represented by small and large distributors, small retailers and end customers. Customer credit risk is managed on the basis of the Group’s established policies, procedures and controls relating to customer credit risk management. Credit quality of a customer is assessed based on an extensive credit rating scorecard and individual credit limits are defined in accordance with this assessment.

Outstanding customer receivables are regularly monitored to prevent losses. The Company insures the collections risk related to a significant portion of trade receivables (about 80%), with a third party insurer and, in case of insolvency, the insurance company has to refund 85% of uncollected outstanding balances. The insolvency risk was assessed by the insurance company as remote.

The allowance for doubtful accounts is, therefore, estimated by the Company based on the insurance in place, the credit worthiness of its customers, historical trends, as well as general economic conditions.

An impairment analysis is performed at each reporting date, starting from year-end 2018, using a provision matrix to measure expected credit losses. The provision rates are based on days past due for groupings of various customer segments with similar loss patterns (i.e., by customer type and rating, and coverage by credit insurance). The calculation reflects the probability-weighted outcome based on reasonable and supportable information available at the reporting date about past events, current conditions and forecasts of future economic conditions.

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets disclosed in this note.

The Group evaluates the concentration of risk with respect to trade receivables as low, as its customers are located in several jurisdictions and industries and operate in largely independent markets (see note 14).

In addition, in July 2015 the Company signed a non-recourse factoring agreement with a major Italian bank. Under this agreement, the Company assigns certain customer receivables to the bank in exchange for short-term credit, for a maximum amount of 35,000, extended to 55,000 in June 2016.

Given the considerations above, the credit risk is full for non-insured trade receivables, in the limit of 15% for insured receivables and nil for receivables included in the non-recourse factoring agreement.

Set out below is the information about the credit risk exposure on the Group’s trade receivables using a provision matrix as at December 31, 2018 and January 1, 2018, further to the adoption of IFRS 9.

December 31, 2018

Trade receivables	Days past due
	<30 days	30-60 days	61-90 days	> 91 days	Total

Outstanding trade receivables	9,288	1,323	88	669	11,368
Trade receivables subject to specific valuation					39,226

Total gross carrying amount					50,594
Default rate	0.10%	0,99%	2.90%	5.80%
Expected credit loss	9	13	3	39	64

January 1, 2018

Trade receivables	Days past due
	<30 days	30-60 days	61-90 days	> 91 days	Total

Outstanding trade receivables	11,661	651	254	173	12,739
Trade receivables subject to specific valuation					35,585

Total gross carrying amount					48,324
Default rate	0.11%	1.04%	2.99%	5.33%
Expected credit loss	13	7	8	9	37

Up to December 31, 2017, before the adoption of IFRS 9, the impairment of trade receivables was assessed based on the incurred loss model. Individual receivables which were known to be uncollectible were written off by reducing the carrying amount directly. The other receivables were assessed collectively to determine whether there was objective evidence that an impairment had been incurred but not yet been identified. For these receivables, the estimated impairment losses were recognised in a separate provision for impairment. The Group considered that there was evidence of impairment if any of the following indicators were present: (a) significant financial difficulties of the debtor; (b) probability that the debtor entered bankruptcy or financial reorganization; and (c) default or late payments.

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

(iii) Liquidity risk

The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of bank overdrafts, short-term borrowings, long-term borrowings and a non-recourse factoring agreement of export-related financial receivables. In particular, the latter agreement provides for a maximum amount of receivables to sell (on a revolving basis and with a non-recourse clause) of 55,000 performing receivables.

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments as at December 31, 2018 and 2017.

December 31, 2018	Less than 2 months	2 to 12 months	1 to 2 years	2 to 5 years	More than 5 years	Total

Long-term borrowings	860	9,722	3,177	5,381	1,803	20,943
Bank overdraft and short-term borrowings	35,148	—	—	—	—	35,148
Trade and other payables	26,914	77,901	—	—	—	104,815
Losses on derivative financial instruments	320	—	—	—	—	320

Total financial liabilities	63,242	87,623	3,177	5,381	1,803	161,226

December 31, 2017	Less than 2 months	2 to 12 months	1 to 2 years	2 to 5 years	More than 5 years	Total

Long-term borrowings	314	4,526	10,576	7,455	2,846	25,717
Bank overdraft and short-term borrowings	25,967	—	—	—	—	25,967
Trade and other payables	27,587	76,035	—	—	—	103,622
Losses on derivative financial instruments	267	—	—	—	—	267

Total financial liabilities	54,135	80,561	10,576	7,455	2,846	155,573

January 1, 2017	Less than 2 months	2 to 12 months	1 to 2 years	2 to 5 years	More than 5 years	Total

Long-term borrowings	659	10,973	2,853	3,476	—	17,961
Bank overdraft and short-term borrowings	24,427	—	—	—	—	24,427
Trade and other payables	29,407	70,457	—	—	—	99,864
Losses on derivative financial instruments	1,293	—	—	—	—	1,293

Total financial liabilities	55,786	81,430	2,853	3,476	—	143,545

In addition, the following is to be considered.

•	As at December 31, 2018, the Group had unused credit lines of 24,010 (33,103 and 34,451 as at December 31, 2017 and January 1 2017, respectively), see note 24.

•	The Group holds cash at foreign subsidiaries, that can be withdrawn by the Company subject to the approval of a dividend distribution. Some of these dividends are subject to withholding taxes.

•

The Company can use the credit facilities of its subsidiaries adhering to the cash pooling contract in place. From time to time, the Company evaluates the adequacy of such credit facilities, requesting additional facilities as needed.

•	The Company can apply for long-term borrowings to sustain long-term investments.

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

•	In 2015, the Company signed a non-recourse factoring agreement that provides for the sale of performing receivables up to an amount of 55,000.

•	There are no significant liquidity risk concentrations, both on financial assets and on financial liabilities.

(iv) Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk, mainly, depends on the trend of the demand for furniture and other finished products, the trend in raw materials and energy prices, the fluctuation of interest rates and foreign currencies.

The market demand risk is managed by way of a constant monitoring of markets, performed by the commercial division of the Group, and a product diversification in the different brands.

In order to manage the raw materials and energy price risk, the Group constantly monitors procurement policies and attempts to diversify suppliers while respecting the quality standards expected by the market.

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s long-term borrowings obligations with floating interest rates. The Group manages its interest rate risk by having a portfolio of fixed and variable rate borrowings. As at December 31, 2018, approximately 33% of the Group’s borrowings were at a fixed rate of interest (2017: 29%). No derivative financial instruments were entered into by the Group to manage the cash flow risk on floating interest-rate borrowings.

The following table demonstrates the sensitivity to a reasonably possible change in interest rates on that portion of loans and borrowings affected. With all other variables held constant, the Group’s profit before tax is affected through the impact on floating rate borrowings as follows:

	Increase/decrease in basis points	Effect on profit before tax

2018	+ 45	(71)
2018	- 45	71

2017	- 45	(90)
2017	- 45	78

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk of changes in foreign exchange rates relates primarily to the Group’s operating activities (when revenue or expense is denominated in a foreign currency) and the Group’s net investments in foreign subsidiaries. In particular, the Group purchases raw materials and goods in U.S. Dollars, and sells a significant amount of finished products in Euro. As a consequence, the Group is exposed to a foreign currency risk, which is managed by forward exchange contracts.

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

When a derivative is entered into for the purpose of being a hedge, the Group negotiates the terms of the derivative to match the terms of the hedged exposure. For hedges of forecast transactions, the derivative covers the period of exposure from the point the cash flows of the transactions are forecasted up to the point of settlement of the resulting receivable that is denominated in the foreign currency.

The following tables demonstrate the sensitivity to a reasonably possible change in foreign exchange rates, with all other variables held constant.

	Change in foreign exchange rates	Effect on profit before tax

2018	+5%	2,776
2018	-5%	(3,183)

2017	+5%	3,023
2017	-5%	(3,449)

As at December 31, 2018 the Group’s financial assets and financial liabilities denominated in foreign currency (Group’s exposure to currency risk) are as follows: trade receivables 26,490 (16,991 as at December 31, 2017), cash and cash equivalents 23,822 (26,711 as at December 31, 2017), gains on derivative financial instruments 143 (339 as at December 31, 2017), long-term borrowings 6,631 (7,533 as at December 31, 2017), short-term borrowings 7,184 (6,770 as at December 31, 2017), trade payables 27,443 (21,197 as at December 31, 2017), losses on derivative financial instruments 320 (142 as at December 31, 2017).

(v) Changes in liabilities arising from financing activities

The following tables show the changes in liabilities arising from financing activities for the two years ended as at December 31, 2018.

December 31, 2018	Jan 1, 2018	Cash flows	Changes in fair value	Dec 31, 2018

Long-term borrowings	25,717	(4,774)	—	20,943
Bank overdraft and short term borrowings	25,967	9,181	—	35,148
Losses on derivative financial instruments	267	—	53	320

Total liabilities from financing activities	51,951	4,407	53	56,411

December 31, 2017	Jan 1, 2017	Cash flows	Changes in fair value	Dec 31, 2017

Long-term borrowings	17,961	7,756	—	25,717
Bank overdraft and short term borrowings	24,427	1,540	—	25,967
Losses on derivative financial instruments	1,293	—	(1,026)	267

Total liabilities from financing activities	43,681	9,296	(1,026)	51,951

29	Revenue

(i) Revenue streams

The Group generates revenue primarily from the sale of contemporary traditional leather and fabric upholstered furniture and home furnishing accessories to its customers. Other sources of revenue include sale of polyurethane foam, sale of leather-by products, sale of Natuzzi Display System and sale of Service Type Warranty.

Therefore, all the Group’s revenue is related to revenue from contracts with customers.

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

(ii) Disaggregation of revenue from contracts with customers

In the following table, revenue from contracts with customers is disaggregated by types of goods, primary geographical markets, geographical location of customers, distribution channels, brands and timing of revenue recognition.

	2018	2017
Types of goods
Sale of upholstery furniture	365,346	389,528
Sale of home furnishing accessories	41,733	33,560
Sale of polyurethane foam	14,958	15,501
Sale of other goods	6,502	10,291

	428,539	448,880

The sale of upholstery furniture includes the following categories: stationary furniture (sofas, loveseats and armchairs), sectional furniture, motion furniture, sofa beds and occasional chairs, including recliners and massage chairs.

	2018	2017
Geographical markets
Europe, Middle East and Africa	212,481	218,896
Americas	137,452	153,647
Asia-Pacific	78,606	76,337

	428,539	448,880

	2018	2017
Geographical location of customers
United States of America	94,393	107,262
Italy	53,261	55,379
China	47,099	41,369
United Kingdom	43,501	48,266
Canada	17,371	20,030
Spain	17,334	17,077
Brazil	16,332	16,182
Germany	11,455	12,462
France	11,179	9,999
Australia	9,903	9,738
Belgium	8,682	8,214
Korea	8,232	9,847
Other countries (none greater than 5%)	89,797	93,055

Total	428,539	448,880

	2018	2017
Distribution channels
Wholesale	365,499	392,332
Retail	63,040	56,548

	428,539	448,880

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

	2018	2017
Brands
Natuzzi Editions	167,925	183,838
Natuzzi Italia	144,953	134,740
Softaly	94,201	104,509
Unbranded	21,460	25,793

	428,539	448,880

	2018	2017
Timing of revenue recognition
Goods transferred at a point in time	427,493	448,206
Goods and services transferred over time	1,046	674

Subtotal	428,539	448,880

(iii) Contract balances

The following table provides information about receivables and contract liabilities from contracts with customers.

	31/12/18	31/12/17

Trade receivables	40,967	37,549
Contract liabilities	22,099	15,533

Reference should be made to note 14 “Trade receivables” and note 20 “Contract liabilities (non current and current) for details about such contract balances.

(iv) Performance obligations and revenue recognition policies

Revenue is measured based on the consideration specified in the customer contract. The Group recognizes revenue when it transfers control over a good or service to a customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for goods or services. The Group has generally concluded that it is the principal in its revenue arrangements, because it controls the goods or services before transferring them to the customer.

In determining the transaction price for its contracts with customers, the Group considers the effects of variable consideration and the existence of significant financing components.

The Group considers whether there are other promises in the contract that are separate performance obligations to which a portion of the transaction price needs to be allocated. The allocation of the transaction price to the Group’s performance obligation is performed using the relative stand-alone selling price method.

For information about the nature and timing of the satisfaction of performance obligations in contracts with customers, including significant payment terms, and the related revenue recognition policies see note 4(t).

The transaction price allocated to the remaining performance obligations (partially unsatisfied) as at December 31, 2018 and 2017 as follows:

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

	31/12/18	31/12/17
Sale of Natuzzi Display System
Within a year	1,138	758
More than a year	2,261	1,878

Total	3,399	2,636

Sale of Service-Type Warranties
Within a year	332	278
More than a year	565	682

Total	897	960

Sale of the licence-for Natuzzi trademarks
Within a year	383	—
More than a year	7,108	—

Total	7,491	—

(v) Variable considerations

If the consideration in a contract includes a variable amount, the Group estimates the amount of consideration to which it will be entitled in exchange for transferring the goods to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognised will not occur when the associated uncertainty with the variable consideration is subsequently resolved. Some contracts for the sale of furniture provide customers with volume rebates, which give rise to variable consideration.

In particular, the Group provides retrospective volume rebates to certain customers once the quantity of products purchased during the period exceeds a threshold specified in the contract. Rebates are offset against amounts payable by the customer. Accumulated experience is used to estimate and provide for the rebates, using the expected value method. A refund liability (included in other payables) is recognised for expected volume discounts payable to customers in relation to sales made until the end of the reporting period.

(vi) Financing components

For information about financing components, reference should be made to note 4(r).

(vii) Warranty obligations

The Group typically provides warranties for general repairs of defects that existed at the time of sale, as required by law. These assurance-type warranties are accounted for under IAS 37. Refer to the accounting policy on warranty provisions in note 4(r).

Customers who purchase the Group’s upholstered furniture may require a service type warranty. As disclosed in note 4(r), the Group allocates a portion of the consideration received to the service type warranty, based on the relative stand-alone selling price. The amount allocated to the service type warranty is deferred, and is recognised as revenue over the time based on the validity period of such warranty.

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

(viii) Cost to obtain a contract

The Group pays sales commission to its agents for each contract that they obtain. For information about the accounting policy elected by the Group on sales commissions, reference should be made to note 4(x).

30	Cost of sales

Cost of sales is analysed as follows:

	2018	2017
Opening inventories	91,077	91,014
Purchases	177,591	180,872
Labor	89,827	92,330
Third party manufacturers	6,039	8,725
Other manufacturing costs	29,004	37,605
Amortization charge of capital grants	(1,061)	(1,068)
Closing inventoires	(84,227)	(91,077)

Total	308,250	318,401

The line item “Other manufacturing costs” includes the depreciation expenses of property plant and equipment used in the production of finished goods. The depreciation expense amounted to 7,489 and 8,638 for the years ended December 31, 2018 and 2017, respectively.

31	Other income and other expenses

Other income is analysed as follows:

	2018	2017
Release of provisions for contingent liabilities	1,700	—
VAT relief	1,392	—
Extraordinary contingent assets	609	—
Extraordinary reimbursement	—	1,650
Other	2,243	—

Total	5,944	1,650

During 2018, the Company released provisions for legal claims by 1,700, further to the positive settlement of some legal disputes with suppliers. Also, during 2018 the Brazilian subsidiary obtained a VAT relief of 1,392 connected to local provisions on VAT payments.

During 2017, the Company recorded a refund of 1,650 related to the positive outcome of litigation started in previous years and fully settled in 2017.

Other expenses include some minor costs incurred by the Group and not related to cost of sales, selling an administrative expenses.

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

32	Selling expenses

Selling expenses are analysed as follows:

	2018	2017
Shipping and handling costs	40,765	40,952
Salaries	24,772	26,210
Advertising	12,687	15,407
Rent	12,553	11,946
Commissions	10,225	9,512
Utilities	2,394	2,301
Fairs	2,308	2,896
Depreciation and amortization	2,274	2,124
Samples	995	1,295
Promotion	920	1,252
Consultancy	630	1,020
Credit insurance cost	579	563
Other commercial insurance cost	532	496
Other	3,363	2,280

Total	114,997	118,254

33	Administrative expenses

Administrative expenses are analysed as follows:

	2018	2017
Salaries	20,023	19,364
Consultancy	4,076	4,089
Travel expenses	2,712	3,210
Non deductibles and indirect taxes	2,022	2,331
Depreciation and amortization	1,301	1,668
Mail & Phone	675	745
Directors and auditors—fees	801	734
Cars cost	487	507
Printing & Stationery	457	500
Electronic data processing	96	118
Other	2,694	2,839

	35,344	36,105

34	Finance income and costs

Finance income

Finance income is analysed as follows:

	2018	2017
Interest income from financial institutions	191	325
Other interest income	188	927

Total	379	1,252

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Finance costs

Finance costs is analysed as follows:

	2018	2017
Interest expenses due to financial institutions	3,298	3,140
Other interest expenses	498	1,499
Financial institution commissions	1,784	1,650

Total	5,580	6,289

35	Net exchange rate gains (losses)

Net exchange rate gains (losses) are analysed as follows:

	2018	2017
Net realised gains (losses) on derivative instruments	(906)	1,912
Net realised gains (losses) on accounts receivable and payable	3,353	445

Total net realised gains (a)	2,447	2,357

Net unrealised gains (losses) on derivative instruments	(57)	943
Net unrealised gains (losses) on accounts receivable and payable	(5,437)	(48)
Net unrealised gains (losses) on non-monetary assets	(867)	(2,219)

Total net unrealised losses (b)	(6,361)	(1,324)

Total realised and unrealised exchange rate gains (losses) (a+b)	(3,914)	1,033

“Net unrealised gains (losses) on non-monetary assets” refers to the remeasurement of non-monetary assets of the subsidiaries Italsofa Romania and Natuzzi China, since such entities have the same functional currency of the Parent, namely the Euro (see note 43.4 (a) (ii)).

36	Income tax expense

Italian companies are subject to two enacted income taxes at the following rates:

	2018	2017
IRES (state tax)	24.00%	24.00%
IRAP (regional tax)	4.82%	4.82%

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

IRAP is a regional tax and each Italian region has the power to increase the current rate of 3.90% by a maximum of 0.92%. In general, the taxable base of IRAP is a form of gross profit determined as the difference between gross revenues (excluding interest and dividend income) and direct production costs (excluding interest expense and other financial costs). The enacted IRAP tax rate due in Puglia region for 2018 and 2017 is 4.82% (3.90% plus 0.92%).

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Total income taxes for the years ended December 31, 2018 and 2017 are allocated as follows:

	2018	2017
Current:
- Domestic	(4,504)	(40)
- Foreign	(3,052)	(3,777)

Total (a)	(7,556)	(3,817)

Deferred:
- Domestic	270	(310)
- Foreign	(143)	1,241

Total (b)	127	931

Total (a + b)	(7,429)	(2,886)

Consolidated profit (loss) before income taxes and non-controlling interest of the consolidated statement of profit or loss for the years ended December 31, 2018 and 2017, is analysed as follows:

	2018	2017
Domestic	40,822	(28,358)
Foreign	(274)	399

Total	40,548	(27,959)

The effective income taxes differ from the expected income tax expense (computed by applying the IRES state tax, which is 24% for 2018 and 2017, to income before income taxes and non-controlling interest) as follows:

	2018	2017
Expected tax benefit (expense) at statutory tax rates	(9,732)	6,710
Effect of:
- Tax exempt income	1,665	952
- Aggregate effect of different tax rates in foreign jurisdictions	208	25
- Italian regional tax	(46)	(39)
- Non-deductible expenses	(2,667)	(1,972)
- Tax effect on unremitted earnings	(1,252)	(1,998)
- Non taxable gain from disposal and loss of control of a subsidiary	17,193	—
- Chinese withholding tax on income not recoverable	(4,458)	—
- Tax audit settlement for other taxes	—	930
- Effect of net change in deferred tax assets unrecognised	(8,340)	(7,494)

Actual tax charge	(7,429)	(2,886)

The effective income tax rates for the years ended December 31, 2018 and 2017 were 18.32% and 10.32%, respectively.

The income tax payable recorded for the years ended December 31, 2018 and 2017 is 880 and 1,317, respectively. Whereas, the current income tax receivable recorded for the years ended December 31, 2018 and 2017 is 1,986 and 2,413, respectively.

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities as at December 31, 2018, 2017 and January 1, 2017 are presented below:

	31/12/18	31/12/17	01/01/17
Deferred tax assets
Intercompany profit on inventories	1,162	885	344
Provision for contingent liabilities	621	314	506
Inventories obsolescence	152	166	—
Deferred revenues and costs (IFRS 15)	—	759	459
Tax loss carry-forwards	—	172	852
Other temporary differences	92	360	396

Total deferred tax assets	2,027	2,656	2,557

	31/12/18	31/12/17	01/01/17
Deferred tax liabilities
Unrealised net gains on foreign exchange rate	(735)	(1,271)	(998)
Deferred revenues and costs (IFRS 15)	(716)	(989)	(413)
Withholding tax on unremitted earnings of subsidiaries	—	—	(1,720)
Other temporary differences	(143)	(90)	(43)

Total deferred tax liabilities	(1,594)	(2,350)	(3,174)

The following table shows the reconciliation of deferred tax assets and deferred tax liabilities with the balances included in the consolidated statements of financial position as at December 31, 2018, 2017 and January 1, 2017.

	31/12/18	31/12/17	01/01/17
Deferred tax assets	2,027	2,656	2,557
Deferred tax liabilities compensated	(1,552)	(2,030)	(1,411)

Net deferred tax assets	475	626	1,146

Deferred tax liabilities	(42)	(320)	(1,763)

Movements in deferred tax balances occurred during 2018 and 2017 are analysed as follows:

	Def. tax assets	Def. tax liabilities	Total
Balance as at January 1, 2017	2,557	(3,174)	(617)
Recognised in profit or loss	99	832	931
Recognised in OCI	—	(8)	(8)

Balance as at December 31, 2017	2,656	(2,350)	306
Recognised in profit or loss	(629)	756	127
Recognised in OCI	—	—	—

Balance as at December 31, 2018	2,027	(1,594)	433

The deferred taxes reported above have been calculated considering the tax rate reduction from 27.5% to 24.0% approved by the Italian Parliament and starting from 2017. Therefore, the tax rate applied to calculate each of the Italian deferred tax assets and liabilities has been set considering the estimated period in which each of the related temporary differences will be reversed.

Deferred tax assets recognized are mainly related to intercompany profit on inventories recorded by the Company and provisions for contingent liabilities and inventories obsolescence recorded by Natuzzi China Ltd.

In assessing the realisability of deferred tax assets, management considers whether it is probable that some portion or all of the deferred tax assets will not be realised. The ultimate realisation of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and the tax loss carry-forwards are utilised.

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Given the cumulative loss position of the domestic companies and of some of foreign subsidiaries as at December 31, 2018 and 2017, management has considered the scheduled reversal of deferred tax liabilities and tax planning strategies, in making their assessment. After an analysis as at December 31, 2018 and 2017, management has not identified any relevant tax planning strategies prudent and feasible available to increase the recognition of the deferred tax assets. Therefore, as at December 31, 2018 and 2017 the realisation of the deferred tax assets is primarily based on the scheduled reversal of deferred tax liabilities, except in certain historically profitable jurisdictions.

Based upon this analysis, management believes that the Natuzzi Group will realise the benefits related to these deductible differences and net operating losses carry-forwards as at December 31, 2018 and 2017.

Deferred tax assets have not been recognised in respect of the following items, because it is not probable that future taxable profit will be available against which the Group can use the benefits therefrom.

	31/12/18	31/12/17	01/01/17
Unrecognised deferred tax assets
Tax loss carry-forwards	99,133	95,912	94,556
Provision for contingent liabilities	3,234	4,085	2,223
Inventories obsolescence	2,055	1,924	2,078
Intercompany profit on inventories	1,040	817	947
Allowance for doubtful accounts	2,145	2,434	2,121
Provision for warranties	1,343	1,757	1,649
Impairment of property, plant and equipment	1,228	1,425	1,521
Goodwill and intangible assets	569	912	981
Deferred revenues and costs (IFRS 15)	541	—	—
IAS 19 adjustment - employees’ leaving entitlement	470	357	392
Other temporary differences	1,304	1,836	2,699

Total unrecognised deferred tax assets	113,062	111,459	109,167

As at December 31, 2018, 2017 and January 1, 2017, taxes that will be due on the distribution of the portion of shareholders’ equity equal to unremitted earnings of some subsidiaries are 1,708, 3,812 and 5,603, respectively. The Group has not provided for such taxes as at likelihood of distribution is not probable.

As at December 31, 2018 the tax losses carried-forward of the Group total 393,630 and expire as follows:

2019	2,833
2020	5,368
2021	6,586
2022	4,051
2023	6,809
Thereafter	39,333
No expiration	328,650

Total	393,630

Starting from 2014, in Italy, all tax losses carried-forward no longer expire, with the only limitation being that such tax losses carried-forward can be utilised to off-set a maximum of 80% of the taxable income in each following year. The new tax rule is applicable also to tax losses carried-forward from previous periods.

The Company operates in many foreign jurisdictions. The Company and its major subsidiaries located in Romania and China are no longer subject to examination by tax authorities for years prior to 2014.

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

37	Earnings (losses) per share

Basic and diluted earnings (losses) per share is following analysed:

	2018	2017
Weighted average number of ordinary shares	54,853,045	54,853,045

Basic earnings (losses) per share	0.61	(0.55)

Diluted earnings (losses) per share	0.61	(0.55)

Basic earnings (losses) per share is calculated by dividing earnings (losses) for the year attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding during the year.

The weighted-average number of ordinary shares equals the number of ordinary shares issued as at December 31, 2018 and 2017 since there have been no transactions involving ordinary shares both in 2018 and 2017.

Diluted earnings (losses) per share as at December 31, 2018 and 2017 equals the basic losses per share since the Parent Company has not issued any financial instruments convertible to ordinary shares, and there are therefore no dilutive impacts.

On February 8, 2019 the Company has announced a change in the ratio of its American Depositary Receipts (ADRs) to ordinary shares, from 1 ADR representing 1 share to 1 ADR representing 5 shares. The effective date of the ratio change is February 21, 2019. No new shares have been issued in connection with the ratio change.

38	Expenses by nature

The following table shows the expenses by nature as required by IAS 1.104.

	2018	2017
Changes in inventories	6,850	(63)
Raw materials and consumables	177,905	181,574
Services	107,074	118,681
Employee benefits expense	137,425	141,433
Depreciation and amortization, net of government grants	10,003	11,361
Other	19,334	19,774

Total cost of sales, selling and administrative expenses	458,591	472,760

The following table shows in which caption is included the depreciation and amortization.

	2018	2017
Included in cost of sales
Depreciation	7,455	8,564
Amortisation	34	74
Government grants	(1,061)	(1,068)

Total (a)	6,428	7,570

Included in selling expenses
Depreciation	2,274	1,818
Amortisation	—	306

Total (b)	2,274	2,124

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Included in administrative expenses
Depreciation	425	478
Amortisation	876	1,190

Total (c)	1,301	1,668

Total depreciation and amortization (a+b+c)	10,003	11,362

The following table shows in which caption is included the employee benefits expense.

	2018	2017
Included in cost of sales
Salary and wages	62,815	57,401
Social security costs	18,310	18,854
Employees’ leaving entitlement	3,827	3,710
Other costs	4,881	12,342

Total (a)	89,833	92,307

Included in selling expenses
Salary and wages	19,754	20,475
Social security costs	4,019	4,376
Employees’ leaving entitlement	350	660
Other costs	3,472	1,064

Total (b)	27,595	26,575

Included in admnistrative expenses
Salary and wages	14,585	13,843
Social security costs	3,638	3,570
Employees’ leaving entitlement	635	831
Other costs	1,139	4,307

Total (c)	19,997	22,551

Total (a+b+c)	137,425	141,433

39	Adjusted earnings before interest, tax, depreciation and amortisation (Adjusted EBITDA)

Management has supplementally presented the performance measure Adjusted EBITDA because it monitors this performance measure at a consolidated level and it believes that this measure is relevant to an understanding of the Group’s financial performance. Adjusted EBITDA is calculated by adjusting profit from continuing operations to exclude the impact of taxation, net finance costs, depreciation, amortisation, government grants related to depreciation and share of profit of equity method investees.

Adjusted EBITDA is not a defined performance measure in IFRS. The Group’s definition of Adjusted EBITDA may not be comparable with similarly titled performance measures and disclosures by other entities.

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The following table shows the reconciliation of Adjusted EBITDA to profit (loss) for the years ended December 31, 2018 and 2017.

	2018	2017
Profit (Loss) for the year	33,119	(30,845)
Income tax expense	7,429	2,886

Profit (Loss) before tax	40,548	(27,959)
Adjustments for:
- Net finance income (costs)	(66,296)	4,004
- Share of profit (loss) of equity-method investees	290	—
- Depreciation	10,154	10,861
- Amortisation	910	1,569
- Government grants	(1,061)	(1,068)

Adjusted EBITDA	(15,455)	(12,593)

40	Commitments and contingent liabilities

Several companies of the Group lease manufacturing facilities and stores under non-cancellable operating lease agreements with expiry dates through 2023. Rental expense recorded for the years ended December 31, 2018 and 2017 was 17,218 and 16,707, respectively. As at December 31, 2018, the minimum annual rental commitments are as follows:

2019	13,503
2020	12,823
2021	11,673
2022	11,090
2023	9,848
Thereafter	21,803

Total	80,740

Certain banks have provided guarantees as at December 31, 2018 to secure payments to third parties amounting to 1,620 (1,737 as at December 31, 2017). These guarantees are unsecured and have various maturities extending through December 31, 2019.

The Group is involved in a number of certain and probable claims (including tax claims) and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters, after the provision accrued, will not have a material adverse effect on the Group’s consolidated financial position or results of operations (see note 21).

41	Related parties

Related parties of the Group are considered to be associates and joint ventures of the Group and the Group’s key management personnel.

The following table provides the total amount of transactions that have been entered into with related parties for the relevant financial year.

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

(i) Compensation of key management personnel of the Group

The compensation of key management personnel of the Group is analysed as follows:

	2018	2017
Directors’ fee	387	270
Short-term employee benefits	1,875	1,853
Social security contributions and defined contribution plans	500	500
Employee Benefit Obligations	110	133

Total	2,872	2,756

The amounts disclosed in the table are the amounts recognised as an expense during the reporting period related to key management personnel. No loans and/or guarantees have been provided for or agreed to with key management personnel.

(ii) Transactions with associates, joint ventures and other related parties

The following table provides the total amount of transactions that have been entered into with such related parties for the relevant financial year. Such transactions have been conducted at arm’s length.

December 31, 2018	Sales	Expenses	Amounts owed by related parties	Amounts due to related parties

Natuzzi Trading Shanghai Co, Ltd.	12,589	1,001	7,383	1,001
Nars Miami LLCC	776	—	191	—
Natuzzi Design S.a.s.	1,750	—	1,338	—
Natuzzi Arredamenti S.r.l.	1,010	—	343	—
Natuzzi Sofa S.r.l.	291	—	78	—
NA.FO. S.r.l.	—	—	—	3
Natuzzi Store S.r.l.	—	—	—	—

Total	16,416	1,001	9,333	1,004

December 31, 2017	Sales	Expenses	Amounts owed by related parties	Amounts due to related parties

Nars Miami LLCC	742	—	70	—
Natuzzi Design S.a.s.	1,591	—	930	—
Natuzzi Arredamenti S.r.l.	946	—	329	—
Natuzzi Sofa S.r.l.	310	—	78	—
NA.FO. S.r.l.	4	—	—	8
Natuzzi Store S.r.l.	—	—	—	—

Total	3,593	—	1,407	8

42	Subsequents events

Between the reporting date and the date of authorization of the financial statements the following events have occurred.

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

(i) American Depositary Receipts (ADR)-to-share ratio change

On February 8, 2019 the Company has announced a change in the ratio of its ADRs to ordinary shares, from 1 ADR representing 1 share to 1 ADR representing 5 shares. The effective date of the ratio change is February 21, 2019. Pursuant to the ratio change, as of the effective date record holders of ADRs have been required to exchange their existing ADRs for new ADRs on the basis of 1 new ADR for every five 5 existing ADRs surrendered. No new shares have been issued in connection with the ratio change.

(ii) ADR/share buyback program

On February 8, 2019, the Board of Directors announced its intention to propose an ADR/Share buyback program at the Company’s next shareholders’ meeting, which is expected to be held by the end of April 2019. If approved by the Company’s shareholders, the Company will engage a financial institution to act as an agent for the Company and establish a written plan for repurchases of the Company’s ADRs and/or Shares. The Company would conduct any ADR and/or Share repurchases pursuant to the buyback program in compliance with the safe harbor provisions of Rule 10b-18 under the Securities Exchange Act of 1934, as amended (“Rule 10b-18”), and in accordance with Italian corporate law.

The Company would hold any ADRs or shares repurchased pursuant to the Buyback Program in treasury stock for general corporate purposes, including to service any incentive or retention plans that the Company might adopt for certain employees and directors.

(iii) Share-based incentive plan

On February 8, 2019, the Board of Directors announced its intention to propose a new multi-year share-based incentive plan for certain employees and directors of the Company and subsidiaries within the Natuzzi Group at the Company’s next shareholders’ meeting.

As of the date of the aforementioned announcement, the Board intended to propose a capital increase (reserved for employees and directors) and/or the aforementioned buyback program in order to fund the Incentive Plan.

As described in the aforementioned announcement, the Incentive Plan would intend to serve as an important tool in retaining the Natuzzi Group’s senior management over the coming years and as a means of linking the performance of senior management with the goals set out from time to time by the Natuzzi Group.

43	Explanation of the effects of transition to International Financial Reporting Standards

43.1	Premises

As stated in notes 1 and 3(a), the consolidated financial statements as at December 31, 2018 are the Group’s first consolidated financial statements prepared in accordance with IFRS.

The accounting policies set out in note 4 have been applied in preparing the consolidated financial statements as at December 31, 2018, the comparative information as at December 31, 2017 presented in these consolidated financial statements and the opening IFRS consolidated statement of financial position as at January 1, 2017 (the Group’s date of transition), unless otherwise indicated.

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

In preparing its opening IFRS consolidated statement of financial position as at January 1, 2017, the Group has adjusted amounts reported previously in its consolidated financial statements prepared in accordance with Italian GAAP (previous GAAP). An explanation of how the transition from previous GAAP to IFRS has affected the Group’s financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

Further, in order to present the effects of the transition to IFRS and meet the related disclosure requirements of IFRS 1 “First-time Adoption of International Financial Reporting Standards” (IFRS 1), the Group adopted the example provided in IFRS 1.IG.63. Therefore, this note shows the reconciliation between figures previously prepared in accordance with Italian GAAP and figures restated in accordance with IFRS, both at the transition date (January 1, 2017) and as at and for the year ended December 31, 2017, together with illustrative notes explaining the adjustments made. In particular, the following is presented in this note:

•

the reconciliation of the consolidated statements of financial position prepared in accordance with Italian GAAP with the consolidated statements of financial position prepared in accordance with IFRS as at January 1, 2017 and December 31, 2017;

•

the reconciliation of the consolidated statement of profit or loss prepared in accordance with Italian GAAP with the consolidated statement of profit or loss prepared in accordance with IFRS for the year ended December 31, 2017;

•

the reconciliation of the consolidated statement of comprehensive income prepared in accordance with Italian GAAP with the consolidated statement of comprehensive income prepared in accordance with IFRS for the year ended December 31, 2017;

•	the reconciliation of equity as at January 1, 2017 and December 31, 2017, loss and other comprehensive loss for the year ended December 31, 2017 between Italian GAAP and IFRS;

•	the reconciliation of the consolidated statements of changes in equity as at January 1, 2017 and December 31, 2017 between Italian GAAP and IFRS;

•

the reconciliation of the consolidated statement of cash flows prepared in accordance with Italian GAAP with the consolidated statement of cash flows prepared in accordance with IFRS for the year ended December 31, 2017;

•	the accounting policies setting out the IFRS application rules and the selected standards;

•	comments on the above reconciliation schedules.

Such reconciliations have been prepared only for inclusion in the IFRS first consolidated financial statements of the Group as at December 31, 2018 and, therefore, do not present comparative figures.

43.2	Basis of preparation of consolidated financial statements restated in accordance with IFRS

(i) Introduction

The restated consolidated financial statements of the Group, prepared in accordance with IFRS, have been derived from consolidated financial statements prepared in accordance with generally accepted accounting principles in the Republic of Italy (Italian GAAP), by making the appropriate IFRS adjustments and reclassifications to reflect the changes in the presentation, recognition and valuation required by IFRS.

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

In particular, adjustments have been made to conform with IFRS that are effective as at December 31, 2018 (end of first annual reporting period) and which have been used for the preparation of the opening consolidated statement of financial position as at January 1, 2017 (date of transition) and the consolidated financial statements prepared in accordance with IFRS as at December 31, 2017 (comparative period), unless otherwise indicated.

The effects of the transition to IFRS are the result of changes in accounting principles and, consequently, as required by IFRS 1 are reflected in the opening equity at the date of transition (January 1, 2017). In the transition to IFRS, the estimates previously formulated in accordance with Italian GAAP have been maintained, unless the estimate and related information under previous GAAP are no longer relevant because the Group elected a different accounting policy upon adoption of IFRS.

The Group did not depart from any IFRS in the preparation of these consolidated financial statements.

(ii) First Time Adoption application rules

The Group prepared its consolidated statement of financial position at the date of transition (January 1, 2017), except for the mandatory and optional exemptions provided for by IFRS 1 and detailed below, based on the following (IFRS 1, 10):

•	recognizing all assets and liabilities whose recognition is required by IFRS;

•	derecognizing all assets and liabilities whose recognition is not allowed by IFRS;

•	reclassifying assets, liabilities and components of equity as required by IFRS;

•	applying IFRS in measuring all recognized assets and liabilities.

When restating the opening consolidated statement of financial position as at January 1, 2017 and the consolidated financial statements as at December 31, 2017, the Group made the following elections: (a) assets and liabilities are presented and classified as current and non-current in the consolidated statement of financial position; (b) expense is presented on the basis of its function in the consolidated statement of profit or loss; (c) the consolidated statement of comprehensive income is presented as a separate statement from the consolidated statement of profit or loss; (d) cash flows are presented with the indirect method.

The consolidated statements of financial position as at January 1, 2017 and December 31, 2017 have been prepared on a historical cost basis, except for certain financial assets and liabilities (including derivative instruments) measured at fair value.

(iii) Application of mandatory exceptions

The Group has considered all mandatory exceptions of IFRS 1, as reported below.

(a) Estimates (IFRS 1, 14-17)

Estimates made by the Group in preparing the consolidated statement of financial position as at January 1, 2017 and December 31, 2017 are consistent with estimates made under previous Italian GAAP, unless the estimate and related information under previous GAAP are no longer relevant because the Group elected a different accounting policy upon adoption of IFRS. Therefore, estimates have not been updated for information received at a later date. If changes in estimates are appropriate, then they have been accounted for prospectively.

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

(b) Classification and measurement of financial instruments (IFRS 1, B8-B8C), derecognition of financial assets and financial liabilities (IFRS 1, B2 and B3), impairment of financial assets (IFRS 1, B8D-B8G)

In order to ease the implementation of IFRS 9 “Financial Instruments” (IFRS 9), effective for annual periods beginning on or after January 1, 2018, IFRS 1 has introduced a short-term exemption for comparative information of entities whose first IFRS reporting period begins before January 1, 2019 (IFRS 1, E1 and E2). In particular, such exemption requires not to restate comparative information in accordance with IFRS 9, therefore applying the requirements of previous applicable GAAP in place of the requirements of IFRS 9 and recognizing any adjustments at the beginning of the first IFRS annual reporting period.

The Group has applied such mandatory exemption and thus has applied IFRS 9 prospectively starting from January 1, 2018. Therefore, the Group’s consolidated statement of financial position as at January 1, 2017 and December 31, 2017 prepared in accordance with IFRS disclose items within the scope of IFRS 9 in accordance with previous Italian GAAP. The effect of the application of IFRS 9 on opening balances as at January 1, 2018 is reflected in “Retained earnings”.

For details on the application of IFRS 9, refer to information disclosed in note 5.

(c) Embedded derivatives (IFRS 1, B9)

The Group assessed whether an embedded derivative is required to be separated from its host contract and accounted for as a derivative on the basis of the conditions that existed at the later of the date when the Group first became a party to the contract and the date of any change in the terms of the contract that significantly modified the cash flows required under the contract. Based on such assessment, the Group concluded that there are no embedded derivatives that are required to be separated from its host contracts as at January 1, 2017 and December 31, 2017.

(d) Government loan (IFRS 1, B10-B12)

As at January 1 2017 and December 31, 2017 the Group does not have any government loans. Therefore, such mandatory exemption is not applicable.

(e) Hedge accounting (IFRS 1, B4-B6)

The Group applied hedge accounting prospectively from the date of transition where the conditions for hedge accounting in IFRS were met.

(f) Non-controlling interests (IFRS 1, B7)

The Group has elected not to restate all the business combinations before January 1, 2017 (date of first time adoption). Therefore, the balance of Non-controlling interests (NCI) under previous GAAP has not been changed other than for adjustments made as part of the transition to IFRS. This means that the following specific requirements of IFRS in relation to NCI are applied prospectively from the date of transition: (a) the attribution of total comprehensive income between NCI and the owners of the Parent; (b) the accounting for changes in ownership interests without the loss of control; (c) and the accounting for the loss of control in a subsidiary.

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

(g) Assets and liabilities of subsidiaries, associates and joint ventures and assets and liabilities of a Parent (IFRS 1, D16 and D17)

None of the Group’s subsidiaries, associates and joint ventures adopts IFRS in their statutory financial statements. The Parent, Natuzzi S.p.A., has adopted the IFRS in its “separate financial statements” as at January 1, 2017. Therefore, based on these reasons, such mandatory exemption is not applicable to the Group.

(h) Investment entities (IFRS 1, 39AD)

The Group is not an investment entity and, therefore, such mandatory exemption is not applicable.

(iv) Application of optional exemptions

The Group has considered all optional exemptions provided by IFRS 1, as reported below.

(a) Business combinations (IFRS 1, C1-C5)

The Group elected not to apply IFRS 3 retrospectively to business combinations that occurred before the date of transition of January 1, 2017. This led to the termination of amortization of goodwill as from that date. Further, the Group accounted for all business combinations occurring on or after the date of transition in accordance with IFRS 3.

(b) Deemed cost (IFRS 1, D5-D8B)

IFRS 1 permits the carrying amount of an item of property, plant and equipment to be measured at the date of transition based on deemed cost. In its consolidated statement of financial position as at January 1, 2017, the Group only applied the deemed cost for certain buildings that were revalued under Italian GAAP as this revaluation was broadly comparable to their fair value. The carrying amount of such revaluation as at January 1, 2017 and December 31, 2017 is of 312 and 287, respectively.

(c) Revenue (IFRS 1, D34 and D35)

The Group has adopted IFRS 15 “Revenue from Contracts with Customers” (IFRS 15), effective for reporting periods starting from January 1, 2018, using the full retrospective approach, without any of the practical expedients indicated by IFRS 15 C5. Therefore, the cumulative effect of the initial application of this standard is reflected in the consolidated statement of financial position as at January 1, 2017 (the date of transition).

(d) Arrangements containing a lease (IFRS 1, D9-D9A)

The Group has assessed whether an arrangement contains a lease at its inception retrospectively on the basis of all facts and circumstances at that date. Arrangements are reassessed only if certain criteria are met. Any reassessment is based on the facts and circumstances at the date of reassessment. Therefore, the Group concluded that, as at January 1, 2017 and December 31, 2017, all its leases are accounted for in compliance with IAS 17 and are operating in nature.

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

(e) Cumulative translation differences (IFRS 1, D12 and D13)

The Group applied IAS 21 “The Effects of Changes in Foreign Exchange Rates” (IAS 21) retrospectively to determine the cumulative foreign exchange differences for each foreign operation that is recognised as a separate component of equity at the date of transition.

(f) Other optional exemptions

After considering the other optional exemption reported in IFRS 1 the Group has concluded that such other optional exemptions are not applicable to the consolidated statement of financial position as at January 1, 2017 and December 31, 2017. In particularly, such optional exemptions are as follows:

•	Share-Based Transactions (IFRS 1, D2 and D3);

•	Insurance contracts (IFRS 1, D4);

•	Deemed cost for oil and gas assets (IFRS 1, D5-D8B);

•	Deemed cost for rate regulated operations (IFRS 1, D5-D8B);

•	Compound financial instruments (IFRS 1, D18);

•	Extinguishing financial liabilities with equity instruments (IFRS 1, D19);

•	Decommissioning liabilities included in the cost of property, plant and equipment (IFRS 1, D21);

•	Decommissioning liabilities related to oil and gas assets (IFRS 1, D21);

•	Service concessions arrangements (IFRS 1, D22);

•	Borrowing costs (IFRS 1, D23);

•	Moving from severe hyperinflation (IFRS 1, D26-D30);

•	Joint arrangements (IFRS 1, D31);

•	Stripping costs in the production phase of a surface mine (IFRS 1, D32);

•	Foreign currency transactions and advance consideration (IFRS 1, D36).

43.3

IFRS impact on the Group’s consolidated statements of financial position as at January 1, 2017 and December 31, 2017 and consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for the year ended December 31, 2017

As a result of the differences between IFRS and Italian GAAP and the decisions made by the Group as part of the accounting options provided for by IFRS described above in note 43.2, the Group has restated the Italian GAAP financial figures, leading to the effects on its equity, loss and comprehensive loss summarized in the tables set out below. The IFRS adjustments are detailed later on in note 43.4.

The consolidated statements of financial position as at January 1, 2017 and December 31, 2017 and consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for the year ended December 31, 2017 presented below show the following for each caption:

•	the Italian GAAP carrying amount reclassified under IFRS;

•	the IFRS adjustments;

•	the IFRS carrying amount.

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

(i) Reconciliation of the consolidated statement of financial position prepared in accordance with Italian GAAP with the consolidated statement of financial position prepared in accordance with IFRS as at January 1, 2017

	January 1, 2017 Italian GAAP (*)	IFRS adjustments	January 1, 2017 IFRS	Note
ASSETS
Non-current assets
Property, plant and equipment	115,924	5,781	121,705	43.4	(a)
Intangible assets and goodwill	4,233	(306)	3,927	43.4	(b)
Equity-accounted investees	97	—	97
Other non-current receivables	2,137	—	2,137
Other non-current assets	—	1,323	1,323	43.4	(f)
Deferred tax assets	1,100	46	1,146	43.4	(c)

Total non current assets	123,491	6,844	130,335

Current assets
Inventories	78,384	12,630	91,014	43.4	(d)
Trade receivables	53,087	(12,949)	40,138	43.4	(e)
Other current receivables	18,237	—	18,237
Other current assets	7,573	2,670	10,243	43.4	(f)
Current income tax assets	1,254	—	1,254
Gains on derivative financial instruments	223	—	223
Cash and cash equivalents	64,981	—	64,981

Total current assets	223,739	2,351	226,090

TOTAL ASSETS	347,230	9,195	356,425

EQUITY
Share capital	54,853	—	54,853
Reserves	16,439	7,626	24,065
Retained earnings	77,745	(16,109)	61,636

EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY	149,037	(8,483)	140,554

Non-controlling interests	3,445	—	3,445

TOTAL EQUITY	152,482	(8,483)	143,999	43.4	(g)

LIABILITIES
Non-current liabilities
Long-term borrowings	6,329	—	6,329
Employees’ leaving entitlement	17,791	1,635	19,426	43.4	(h)
Non-current contract liabilities	—	1,652	1,652	43.4	(j)
Provisions	13,253	—	13,253
Deferred income for capital grants	7,195	7,565	14,760	43.4	(i)
Deferred tax liabilities	1,763	—	1,763	43.4	(c)

Total non current liabilities	46,331	10,852	57,183

Current liabilities
Bank overdraft and short-term borrowings	18,152	6,275	24,427	43.4	(d)
Current portion of long-term borrowings	11,632	—	11,632
Trade payables	70,457	—	70,457
Other payables	29,407	—	29,407
Current contract liabilities	10,096	551	10,647	43.4	(j)
Provisions	5,687	—	5,687
Liabilities for current income tax	1,693	—	1,693
Losses on derivative financial instruments	1,293	—	1,293

Total current liabilities	148,417	6,826	155,243

TOTAL LIABILITIES	194,748	17,678	212,426

TOTAL EQUITY AND LIABILITIES	347,230	9,195	356,425

(*)	Figures reported reflect some IFRS reclassifications. For details see note 43.4 (k)

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

(ii) Reconciliation of the consolidated statement of financial position prepared in accordance with Italian GAAP with the consolidated statement of financial position prepared in accordance with IFRS as at December 31, 2017

	December 31, 2017 Italian GAAP (*)	IFRS adjustments	December 31, 2017 IFRS	Note
ASSETS
Non-current assets
Property, plant and equipment	107,917	7,273	115,190	43.4	(a)
Intangible assets and goodwill	5,514	323	5,837	43.4	(b)
Equity-accounted investees	79	—	79
Other non-current receivables	1,402	—	1,402
Other non-current assets	—	2,851	2,851	43.4	(f)
Deferred tax assets	626	—	626	43.4	(c)

Total non current assets	115,538	10,447	125,985

Current assets
Inventories	80,273	10,804	91,077	43.4	(d)
Trade receivables	46,852	(9,303)	37,549	43.4	(e)
Other current receivables	12,910	—	12,910
Other current assets	4,404	2,828	7,232	43.4	(f)
Current income tax assets	2,413	—	2,413
Gains on derivative financial instruments	339	—	339
Cash and cash equivalents	55,035	—	55,035

Total current assets	202,226	4,329	206,555

TOTAL ASSETS	317,764	14,776	332,540

EQUITY
Share capital	54,853	—	54,853
Reserves	5,247	11,151	16,398
Retained earnings	46,346	(15,102)	31,244

EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY	106,446	(3,951)	102,495

Non-controlling interests	2,039	—	2,039

TOTAL EQUITY	108,485	(3,951)	104,534	43.4	(g)

LIABILITIES
Non-current liabilities
Long-term borrowings	20,877	—	20,877
Employees’ leaving entitlement	17,210	1,610	18,820	43.4	(h)
Non-current contract liabilities	—	2,560	2,560	43.4	(j)
Provisions	16,715	—	16,715
Deferred income for capital grants	6,809	6,962	13,771	43.4	(i)
Deferred tax liabilities	48	272	320	43.4	(c)

Total non current liabilities	61,659	11,404	73,063

Current liabilities
Bank overdraft and short-term borrowings	19,680	6,287	25,967	43.4	(d)
Current portion of long-term borrowings	4,840	—	4,840
Trade payables	76,035	—	76,035
Other payables	27,587	—	27,587
Current contract liabilities	11,937	1,036	12,973	43.4	(j)
Provisions	5,957	—	5,957
Liabilities for current income tax	1,317	—	1,317
Losses on derivative financial instruments	267	—	267

Total current liabilities	147,620	7,323	154,943

TOTAL LIABILITIES	209,279	18,727	228,006

TOTAL EQUITY AND LIABILITIES	317,764	14,776	332,540

(*)	Figures reported reflect some IFRS reclassifications. For details see note 43.4 (k)

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

(iii) Reconciliation of the consolidated statement of profit or loss prepared in accordance with Italian GAAP with the consolidated statement of profit or loss prepared in accordance with IFRS for the year ended December 31, 2017

	2017 Italian GAAP (*)	IFRS adjustments	2017 IFRS	Note
Revenue	445,444	3,436	448,880	43.4	(l)
Cost of sales	(318,472)	71	(318,401)	43.4	(m)

Gross Profit	126,972	3,507	130,479

Other income	1,650	—	1,650
Selling expenses	(120,005)	276	(119,729)	43.4	(n)
Administrative expenses	(36,105)	—	(36,105)
Other expenses	(250)	—	(250)

Operating loss	(27,738)	3,783	(23,955)

Finance income	1,252	—	1,252
Finance costs	(6,042)	(247)	(6,289)	43.4	(o)
Net exchange rate gains (losses)	3,252	(2,219)	1,033	43.4	(p)

Net finance costs	(1,538)	(2,466)	(4,004)

Loss before tax	(29,276)	1,317	(27,959)

Income tax expense	(2,576)	(310)	(2,886)	43.4	(q)

Loss for the year	(31,852)	1,007	(30,845)

Loss attributable to:
Owners of the Company	(31,399)	1,007	(30,392)
Non-controlling interests	(453)	—	(453)

Loss per share
Basic loss per share	(0.57)		(0.55)
Diluted loss per share	(0.57)		(0.55)

(*)	Figures reported reflect some IFRS reclassifications. For details see note 43.4 (r)

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

(iv) Reconciliation of the consolidated statement of comprehensive income prepared in accordance with Italian GAAP with the consolidated statement of comprehensive income prepared in accordance with IFRS for the year ended December 31, 2018

	2017 Italian GAAP	IFRS adjustments	2017 IFRS	Note
Loss for the year	(31,852)	1,007	(30,845)

Other comprehensive income

Items that will not be reclassified to profit or loss
Actuarial losses on employees’ leaving entitlement	—	(108)	(108)	43.4	(s)
Tax impact	—	(8)	(8)

	—	(116)	(116)

Total	—	(116)	(116)

Items that are or maybe reclassified subsequently to profit or loss
Exchange rate differences on translation of foreign operations	(11,419)	3,641	(7,778)	43.4	(t)
Tax impact	—	—	—

Total	(11,419)	3,641	(7,778)

Other comprehensive loss for the year, net of tax	(11,419)	3,525	(7,894)

Total comprehensive loss for the year	(43,271)	4,532	(38,739)

Total comprehensive loss attributable to:
Owners of the Company	(42,591)		(38,059)
Non-controlling interests	(680)		(680)

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

(v) Reconciliation of equity as at January 1, 2017 and December 31, 2017, loss and other comprehensive loss for the year ended December 31, 2017 between Italian GAAP and IFRS

	Equity January 1, 2017	Loss 2017	Other comprehensive loss 2017	Equity December 31, 2017	Note
Balance in accordance with Italian Gaap	152,482	(31,852)	—	108,485

Attributable to Owners of the Company	149,037	(31,399)		106,446
Attributable to Non-controlling interests	3,445	(453)		2,039

IFRS Adjustments
Functional currency adjustment	6,180	(2,219)	3,641	7,602	43.4	(a)
Costs not eligible for capitalization included in property, plant and equipment	(399)	70	—	(329)	43.4	(a)
Costs not eligible for capitalization included in intagible assets	(306)	306	—	—	43.4	(b)
Write-off of amortization of goodwill	—	323	—	323	43.4	(b)
Revenue of finished goods derecognised	(4,364)	1,308	—	(3,056)	43.4	(d)
Deferred costs for slotting fees	204	1,195	—	1,399	43.4	(f)
Deferred revenues for Natuzzi Display System	(1,594)	(1,042)	—	(2,636)	43.4	(j)
Deferred costs for Natuzzi Display System	1,229	802	—	2,031	43.4	(f)
Deferred revenues for Service Type Warranty	(609)	(351)	—	(960)	43.4	(j)
Deferred costs for Service Type Warranty	330	189	—	519	43.4	(f)
IAS 19 adjustment - employees’ leaving entitlement	(1,635)	133	(108)	(1,610)	43.4	(h)
Government Grants	(7,565)	603	—	(6,962)	43.4	(i)
Tax effects of IFRS adjustments	46	(310)	(8)	(272)	43.4	(c)

Total IFRS adjustments	(8,483)	1,007	3,525	(3,951)

Balance in accordance with IFRS	143,999	(30,845)	3,525	104,534

Attributable to Owners of the Company	140,554	(30,392)		102,495
Attributable to Non-controlling interests	3,445	(453)		2,039

(vi) Consolidated statement of changes in equity for the year ended December 31, 2017

	Share Capital amount	Translation reserve	IAS 19 reserve	Other reserves	Retained earnings	Equity attributable to owners of the Company	Equity attributable to owner Non- controlling interests	Total equity
Balance as at January 1, 2017 as per Italian Gaap	54,853	4,980	—	11,459	77,745	149,037	3,445	152,482

IFRS adjustments for First Time Adoption	—	7,626	—	—	(16,109)	(8,483)	—	(8,483)

Balance as at January 1, 2017 as per IFRS	54,853	12,606	—	11,459	61,636	140,554	3,445	143,999

Dividends Distribution	—	—	—	—	—	—	(726)	(726)
Loss for the period	—	—	—	—	(30,392)	(30,392)	(453)	(30,845)
Other comprehensive loss for the period	—	(7,551)	(116)	—	—	(7,667)	(227)	(7,894)

Balance as at December 31, 2017 as per IFRS	54,853	5,055	(116)	11,459	31,244	102,495	2,039	104,534

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

(vii) Reconciliation of the consolidated statement of cash flows prepared in accordance with Italian GAAP with the consolidated statement of cash flows prepared in accordance with IFRS for the year ended December 31, 2017

	2017 Italian GAAP	IFRS adjustments	2017 IFRS	Note
Cash flows from operating activities:
Loss for the period	(31,852)	1,007	(30,845)

Adjustments for:
Depreciation	12,823	(1,962)	10,861	43.4	(u)
Amortization	—	1,569	1,569	43.4	(u)
Interest expenses	—	4,639	4,639	43.4	(u)
Share of profit (loss) of equity-accounted investees, net of tax	—	(18)	(18)
(Gain) loss on sale of property, plant and equipment	73	—	73
Deferred income taxes	(1,241)	1,241	—	43.4	(u)
Unrealized foreign exchange gains (losses)	(1,141)	—	(1,141)	43.4	(u)
Deferred income for capital grants	(386)	(603)	(989)	43.4	(u)
Tax expense	—	2,886	2,886	43.4	(u)

Total adjustment	10,128	7,752	17,880

Changes in:
Inventories	(3,213)	1,826	(1,387)	43.4	(u)
Trade and other receivables	10,386	(4,663)	5,723	43.4	(u)
Other assets	407	1,077	1,484	43.4	(u)
Trade and other payables	10,643	1,211	11,854
Contract liabilities	—	3,235	3,235	43.4	(u)
Provisions	—	3,732	3,732	43.4	(u)
Liabilities for current income taxes	(377)	377	—
Salaries, wages and related liabilities	4,578	(4,578)	—	43.4	(u)
Other liabilities net	3,264	(3,264)	—	43.4	(u)
One-time termination benefit payments	(8,272)	—	(8,272)
Employees’ leaving entitlement	(581)	(25)	(606)

Total changes	16,835	(1,072)	15,763

Cash provided by (used in) operating activities	(4,889)	7,687	2,798

Interest paid	—	(2,821)	(2,821)	43.4	(u)
Income taxes paid	—	(4,878)	(4,878)	43.4	(u)

Net cash used in operating activities	(4,889)	(12)	(4,901)

Cash flows from investing activities:
Property, plant and equipment:
Additions	(6,708)	—	(6,708)
Disposals	760	—	760
Intangible assets	(845)	—	(845)
Purchase of business, net of cash acquired	(3,558)	—	(3,558)
Dividends distribution to Non-controlling interests	(1,349)	1,349	—	43.4	(u)

Net cash used in investing activities	(11,700)	1,349	(10,351)

Cash flows from financing activities:
Long-term borrowings:
Proceeds	12,500	—	12,500
Repayments	(4,744)	—	(4,744)
Short-term borrowings	1,528	4,428	5,956	43.4	(u)
Dividends distribution to Non-controlling interests	—	(1,349)	(1,349)	43.4	(u)

Net cash provided by financing activities	9,284	3,079	12,363

Increase (decrease) in cash and cash equivalents	(7,305)	4,416	(2,889)

Cash and cash equivalents as at January 1, 2017 (*)	64,981	(4,416)	60,565	43.4	(u)
Effect of movements in excahnge rates on cash held	(2,641)	—	(2,641)

Cash and cash equivalents as at December 31 (*)	55,035	—	55,035

(*)

As at January 1, 2017 and December 31, 2017, cash and cash equivalents includes bank overdrafts of 4,416 and nil, respectively, that are repayble on demand and from an integral part of the Group’s cash management.

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

43.4	Illustrative notes to the reconciliation schedules

Comments on the IFRS adjustments are provided in the following notes, together with the reference to the adjustments to equity, loss and other comprehensive loss included in the reconciliation schedules presented above in note 43.3.

The Group has also reclassified certain captions of its consolidated statements of financial position as at January 1, 2017 and December 31, 2017 and of its consolidated statement of profit or loss for the year ended December 31, 2017. For details on these reclassifications see notes (k) and (r) below.

(i) Consolidated statements of financial position as at January 1, 2017 and December 31, 2017

(a) Property, plant and equipment

The following tables show the impacts of the IFRS adjustments for property, plant and equipment:

	01/01/2017	31/12/17
Balance as per Italian GAAP	115,924	107,917
Deemed cost for certain buildings	—	—
Functional currency adjustment	6,180	7,602
Costs not eligible for capitalization	(399)	(329)

Balance as per IFRS	121,705	115,190

(i) Deemed cost

Under Italian GAAP, property, plant and equipment is stated at historical cost, net of accumulated depreciation and impairment losses, except for certain buildings which were revalued in 1983, 1991 and 2000 in accordance with Italian revaluation laws. Maintenance and repairs are expensed; significant improvements are capitalized and depreciated over the useful life of the related assets. The cost or valuation of property, plant and equipment is depreciated using the straight-line method over the estimated useful lives of the assets. The related depreciation expense is allocated to cost of sales, selling expenses and administrative expenses based on the usage of the assets. Depreciation is also calculated for assets not in use.

As reported in note 43.2 (iv(b)), while transitioning to IFRS in its consolidated statements of financial position as at January 1, 2017 and December 31, 2017 the Group applied the deemed cost for certain buildings that were revalued under Italian GAAP as this revaluation was broadly comparable to their fair value. As at January, 1 2017 and December 31, 2017 the amount of property, plant and equipment includes such revaluation amounting to 312 and 287, respectively.

(ii) Functional currency adjustment

Under Italian GAAP, the financial statements of foreign subsidiaries expressed in a foreign currency are translated directly into Euro as follows: (i) year-end exchange rate for assets, liabilities, share capital, reserves and retained earnings and (ii) average exchange rates during the year for revenues and expenses. The resulting exchange rate differences are recorded as a direct adjustment to equity.

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

IAS 21 requires each individual entity to determine its functional currency and measure its results and financial position in that currency. In consolidated accounts, the functional currency is determined at the level of each entity within a group.

IAS 21 provides guidance on how to determine an entity’s functional currency, because judgement might be required. An entity’s functional currency is the currency of the primary economic environment in which the entity operates. The primary economic environment is normally the economic environment in which the entity primarily generates and expends cash.

IAS 21 requires entities to consider primary and secondary indicators to determine functional currency. Primary indicators are closely linked to the primary economic environment in which the entity operates and are given more weight. Secondary indicators provide supporting evidence to determine an entity’s functional currency.

IAS 21 states that when the primary indicators are mixed and the functional currency is not obvious, management uses its judgement to determine the functional currency that most faithfully represents the economic effects of the underlying transactions, events and conditions. As part of this approach, management gives priority to the primary indicators in paragraph 9 of IAS 21 before considering the additional indicators in paragraphs 10 and 11 of IAS 21, which are designed to provide additional supporting evidence to determine an entity’s functional currency.

The primary indicators reported in paragraph 9 of IAS 21 are as follows: (a) the currency that mainly influences sales prices for goods and services (this will often be the currency in which sales prices for its goods and services are denominated and settled); (b) the currency of the country whose competitive forces and regulations mainly determine the sales prices of its goods and services; (c) the currency that mainly influences labor, material and other costs of providing goods or services (this will often be the currency in which such costs are denominated and settled).

The additional indicators reported in paragraph 10 and 11 of IAS 21 are: (a) the currency in which funds from financing activities are generated; (b) the currency in which receipts from operating activities are usually retained; (c) whether the activities of the foreign operation are carried out as an extension of the reporting entity, rather than being carried out with a significant degree of autonomy; (d) whether transactions with the reporting entity are a high or a low proportion of the foreign operation’s activities; (e) whether cash flows from the activities of the foreign operation directly affect the cash flows of the reporting entity and are readily available for remittance to it; (f) whether cash flows from the activities of the foreign operation are sufficient to service existing and normally expected debt obligations without funds being made available by the reporting entity.

Considering that the Group’s presentation currency is Euro, the Company performed an assessment to determine the functional currency of each foreign subsidiary. Following such assessment, the Company concluded that: (a) the foreign subsidiaries Italsofa Romania and Natuzzi China, engaged in the manufacturing the Group’s products, have the same functional currency of the Parent, namely the Euro, since there is a strong evidence obtained from the results of the analysis of the primary and additional indicators that the functional currency is the Euro; (b) the other foreign subsidiaries of the Group have as their functional currency the local currency based only on the strong evidence obtained from the results of the analysis of the primary indicators.

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Therefore, for Italsofa Romania and Natuzzi China, all monetary assets and liabilities are remeasured, at the end of each reporting period, using the Euro and the resulting gain or loss is recognised in profit or loss. For all non-monetary assets and liabilities, share capital, reserves and retained earnings, historical exchange rates are used. The average exchange rates during the year are used to translate non-Euro denominated revenues and expenses, except for those non-Euro denominated revenues and expenses related to assets and liabilities which are translated at historical exchange rates. The resulting exchange differences on translation are recognised in profit or loss.

For the other entities the financial statements are translated as follows: (a) assets and liabilities of statement of financial position are translated at the closing rate at the date of that statement of financial position; (b) revenues and expenses of statement of profit or loss and statement of comprehensive income are translated at average exchange rates of the year (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case revenues and expenses are translated at the dates of the transactions); (c) and all resulting exchange differences are recognised in other comprehensive income.

Based on the above discussion, as at January 1, 2017 and December 31, 2017, the IFRS difference arises due to the requirement to use the local currency as the functional currency under Italian GAAP as compared to IFRS, which requires that the functional currency be determined based on certain indicators which may or may not result in the local currency being determined to be the functional currency. As already mentioned, the Euro is the functional currency of Italsofa Romania and Natuzzi China, while that of the Group’s other foreign subsidiaries is the local currency. Consequently, the Company recorded for IFRS: (a) as at January, 1 2007 and December 31, 2017 an increase in property, plant and equipment and equity of 6,180 and 7,602, respectively; (b) an exchange rate loss of 2,219 in profit or loss for the year ended December 31, 2017; (c) an exchange rate gain of 3,641 in other comprehensive income for the year ended December 31, 2017.

(iii) Costs not eligible for capitalization

Under Italian GAAP, in certain circumstances start-up costs and advertising costs are recorded with the consent of the board of statutory auditors, and are stated at cost, net of accumulated amortization calculated on the straight-line method over a period of five years. Under IFRS, costs for starting new operations or launching new products or processes are not eligible for capitalization.

Therefore, the Group has written off the carrying amount of the advisory costs connected to the launch of the new “Re-vive” armchair and included under property, plant and equipment.

Consequently, this difference between Italian GAAP and IFRS has determined: (a) a decrease in property, plant and equipment and equity as at January 1, 2017 and December 31, 2017 of 399 and 329, respectively; (b) a decrease of 70 for amortization included in selling expenses for the year ended December 31, 2017; (c) a decrease of 70 in the loss for the year ended December 31, 2017.

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

(b) Intangible assets and goodwill

The following tables show the effects of the IFRS adjustments for intangible assets and goodwill:

	Intangible assets	Goodwill	Total

Balance as at January 1, 2017 as per Italian GAAP	2,312	1,921	4,233
Write-off of depreciation of goodwill	—	—	—
Costs not eligible for capitalization	(306)	—	(306)

Balance as at January 1, 2017 as per IFRS	2,006	1,921	3,927

Balance as at December 31, 2017 as per Italian GAAP	1,991	3,523	5,514
Write-off of depreciation of goodwill	—	323	323
Costs not eligible for capitalization	—	—	—

Balance as at December 31, 2017 as per IFRS	1,991	3,846	5,837

(i) Costs not eligible for capitalization

Under Italian GAAP, in certain circumstances start-up costs and advertising costs are recorded with the consent of the board of statutory auditors, and are stated at cost, net of accumulated amortization calculated on the straight-line method over a period of five years. Under IFRS, costs for starting new operations or launching new products or processes are not eligible for capitalization.

Therefore, the Group has written off the carrying amount of the advertising costs connected to the launch of the new “Re-vive” armchair and included under intangible assets. Consequently, the above difference between Italian GAAP and IFRS has determined: (a) a decrease in intangible assets and equity of 306 and nil, respectively as at January 1, 2017 and December 31, 2017; (b) a decrease of 306 in the amortization included in selling expenses for the year ended December 31, 2017, as the carrying amount of such advertising costs were fully amortized in 2017 under Italian GAAP; (c) a decrease of 306 in the loss for the year ended December 31, 2017.

(ii) Write-off of amortization of goodwill

Under Italian GAAP, goodwill arising from business combinations is amortized on a straight-line basis over a period of ten years. Under IFRS, goodwill is not amortized but tested for impairment at least annually. An impairment loss is recorded when the value in use of goodwill is lower than its carrying amount. The value in use is calculated by applying the discounted cash flow (DCF) method, determining therefore the expected cash flows of the cash-generating unit to which goodwill pertains.

The goodwill recorded by the Group is related to acquisition of business finalized in 2016 and 2017.

As reported in note 43.2 (iv(a)), while transitioning to IFRS, the Group has elected to apply IFRS 3 prospectively, without restating business combinations occurred before the date of transition to IFRS.

Consequently, the above difference between Italian GAAP and IFRS as at December 31, 2017 has determined: (a) an increase of 323 in goodwill and equity as at December 31, 2017; (b) a decrease of 323 in the amortization included in selling expenses for the year ended December 31, 2017; (c) a decrease of 323 in the loss for the year ended December 31, 2017.

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

(c) Deferred tax assets and liabilities

The following tables show the impacts of the IFRS adjustments for deferred assets and liabilities.

January 1, 2017	Italian GAAP (a)	IFRS adjustments (b)	IFRS (a+b)

Deferred tax assets	2,098	459	2,557
Deferred tax liabilities compensated	(998)	(413)	(1,411)

Net deferred tax assets	1,100	46	1,146

Deferred tax liabilities	(1,763)	—	(1,763)

December 31, 2017	Italian GAAP (a)	IFRS adjustments (b)	IFRS (a+b)

Deferred tax assets	1,897	759	2,656
Deferred tax liabilities compensated	(1,271)	(759)	(2,030)

Net deferred tax assets	626	—	626

Deferred tax liabilities	(48)	(272)	(320)

Income tax rate applied are disclosed in note 36.

The IFRS adjustments that give rise to deferred tax assets and deferred tax liabilities as at January 1, 2017 and December 31, 2017 are presented below.

Deferred tax assets	01/01/17	31/12/17
Deferred revenues and costs for Natuzzi Display System	459	759

Net deferred tax assets (a)	459	759

Deferred tax liabilities

Write-off of amortization of goodwill	—	(33)
Deferred revenues and costs for Natuzzi Display System	(354)	(585)
Deferred costs for slotting fees	(59)	(404)
IAS 19 adjustment—employees’ leaving entitlement	—	(9)

Total deferred tax liabilities (b)	(413)	(1,031)

Net deferred tax assets (liabilities) (a+b)	46	(272)

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

In assessing the realisability of deferred tax assets, management considers whether it is probable that some portion or all of the deferred tax assets will not be realised. The ultimate realisation of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and the tax loss carry-forwards are utilised.

Given the cumulative loss position of the domestic companies and of some of foreign subsidiaries as at January 1, 2017 and December 31, 2017 management has considered the scheduled reversal of deferred tax liabilities and tax planning strategies, in making their assessment. The management after a reasonable analysis as at January 1, 2017 and December 31, 2017 has not identified any relevant tax planning strategies prudent and feasible available to increase the carrying value of the deferred tax assets recognised. Therefore, at January 1, 2017 and December 31, 2017 the realisation of the deferred tax assets is primarily based on the scheduled reversal of deferred tax liabilities, except in certain historically profitable jurisdictions.

Based upon this analysis, management believes it is probable that Natuzzi Group will realise the benefits of these deductible differences and net operating losses carry-forwards, as at January 1, 2017 and December 31, 2017.

Deferred tax assets on IFRS adjustments have not been recognised in respect of the following items, because it is not probable that future taxable profit will be available against which the Group can use the benefits therefrom.

Unrecognised deferred tax assets	01/01/17	31/12/17
Revenue of finished goods derecognised	1,258	881
Government Grants	476	403
IAS 19 adjustment - employees’ leaving entitlement	392	357
Costs not eligible for capitalization included in property, plant and equipment	115	95
Costs not eligible for capitalization included in intangible assets	88	—
Deferred revenues and costs for Service Type Warranty	81	129

Total unrecognised deferred tax assets	2,410	1,865

(d) Inventories

The following tables show the impacts of the IFRS adjustments for inventories:

	01/01/2017	31/12/17
Balance as per Italian GAAP	78,384	80,273
Revenue of finished goods derecognised	12,630	10,804

Balance as per IFRS	91,014	91,077

Under Italian GAAP, the Group recognizes revenues and accrued costs associated with the sales revenue, at the time finished goods are shipped from its manufacturing facilities located in Italy and abroad. Most of the finished goods are shipped from factories directly to customers under terms that transfer the risks and ownership to the customer when the customer takes possession of the goods. These terms are “delivered duty paid”, “delivered at place” and “delivered at terminal”. Delivery to the customer generally occurs within one to six weeks from the time of shipment.

Under IFRS, an entity shall recognize revenue when (or as) the entity satisfies a performance obligation by transferring a promised good or service to a customer. An asset is transferred when (or as) the customer obtains control of that asset. Indicators of the transfer of control include: (a) the existence of a present right to payment for the asset in favor of the entity; (b) the customer’s legal title to the asset; (c) the transfer of the physical possession of the asset to customer; (d) the customer bearing the significant risks and rewards of ownership of the asset; (e) the customer’s acceptance of the asset.

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The Group’s overall assessment on the application of IFRS 15 for the accounting of revenue from contracts with customers has resulted in considering performance obligations related to finished goods (furniture, home furnishing accessories, polyurethane foam and leather by products) satisfied at the time delivery to the customer occurs (see note 4(t)).

Consequently, the above difference between Italian GAAP and IFRS as at January 1, 2017 and December 31, 2017 has determined the following impacts:

•

Consolidated statement of financial position as at January 1, 2017: (a) increase in inventories of 12,630 and decrease in trade receivables of 19,224 following the derecognition of revenues for finished goods that had not been delivered as at January 1, 2017; (b) increase in other assets of 2,230 following the derecognition of shipping and handling costs and commission expenses for finished goods that had not been delivered as at January 1, 2017; (c) decrease in equity of 4,364.

•

Consolidated statement of financial position as at December 31, 2017: (a) increase in inventories of 10,804 and decrease in trade receivables of 15,590 following the derecognition of revenues for finished goods that had not been delivered as at December 31, 2017; (b) increase in other assets of 1,730 following the derecognition of shipping and handling costs and commission expenses for finished goods that had not been delivered as at December 31, 2017; (c) decrease in equity of 3,056.

•

Consolidated statement of profit and loss for the year ended December 31, 2017: (a) increase in revenues of 3,634 following the derecognition of sales of finished goods that had not been delivered as at January 1, 2017 and as at December 31, 2017; (b) increase in cost of sales of 1,826 following the recognition of inventories in the opening and closing balances; (c) increase in selling expenses of 500 following the derecognition of shipping and handling costs and commission expenses for finished goods that had not been delivered as at January 1, 2017 and as at December 31, 2017; (d) decrease of 1,308 in the loss for the year ended December 31, 2017.

(e) Trade receivables

The following tables show the impacts of the IFRS adjustments for trade receivables:

	01/01/2017	31/12/17
Balance as per Italian GAAP	53,087	46,852
Recognition of trade receivables	6,275	6,287
Revenue of finished goods derecognised	(19,224)	(15,590)

Balance as per IFRS	40,138	37,549

(i) Recognition of trade receivables

Under Italian GAAP the Company derecognised some trade receivables, connected to the non-recourse securitization agreement signed in July 2015, under which it retains substantially all the risks and rewards of ownership.

Under IFRS, an entity derecognises trade receivables when the contractual rights to the cash flows from such financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of such financial asset are transferred or in which the entity neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of such financial asset.

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Therefore, under IFRS the Group recognized in the consolidated statement of financial position all trade receivables for which it retains substantially all the risks and rewards of ownership. Consequently, such IFRS adjustment as at January 1, 2017 and December 31, 2017 resulted in an increase in trade receivables and short-term borrowings of 6,275 and 6,287, respectively.

(ii) Revenue of finished goods derecognised

For details on such IFRS adjustments, refer to the comments reported in the note (d) “Inventories”.

(f) Other assets (current and non-current)

	01/01/2017	31/12/17
Balance as per Italian GAAP	7,573	4,404
Delivery costs and commission expenses for sales derecognized	2,230	1,730
Deferred costs for Natuzzi Display System	1,229	2,031
Deferred costs for Service Type Warranty	330	519
Deferred costs for slotting fees	204	1,399

Balance as per IFRS	11,566	10,083
Less non-current portion as per IFRS	(1,323)	(2,851)

Current portion as per IFRS	10,243	7,232

Reference should be made to note (d) “Inventories” for details about the adjustments to delivery costs and commission expenses related to derecognised sales. For details of the adjustments to deferred costs for the Natuzzi Display System and the Service Type Warranty, reference should be made to note (j) “Contract liabilities”. For details of the adjustment to deferred costs for slotting fees, please refer to the following comment.

The Group recognises to retailers slotting fees as contributions to prepare the retailer’s system to accept and sell the Group’s products. Under Italian GAAP, slotting fees are expensed as incurred and are included in selling expenses. Under IFRS, slotting fees are recognised over time based on the length of the contract signed with the retailers and are treated as a reduction of revenue. Deferred costs for slotting fees are included under other assets.

Consequently, the effects arising from such variance between Italian GAAP and IFRS are summarized as follows: (a) as at January 1, 2017 and December 31, 2017 increase in other assets and equity for deferral of slotting fees of 204 and 1,399, respectively; (b) for the year ended December 31, 2017 increase in revenue of 1,195 and decrease of the same amount in the loss for the year.

(g) Equity

The details of IFRS adjustments on the Group’s equity are disclosed in notes from (a) to (j) and are summarized in the schedule reported in 43.3 (v) that shows a reconciliation of equity as at January 1, 2017 and December 31, 2017, the loss and other comprehensive loss for the year ended December 31, 2017 under Italian GAAP and IFRS. Further, the schedule reported in 43.3 (vi) sets out the consolidated statement of changes in equity for the year ended December 31, 2017 restated under IFRS.

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

(h) Employee’s leaving entitlement

The following tables show the effects of the IFRS adjustments for the employee’s leaving entitlement:

	01/01/2017	31/12/17
Balance as per Italian GAAP	17,791	17,210
IAS 19 adjustment - employees’ leaving entitlement	1,635	1,610

Balance as per IFRS	19,426	18,820

Leaving entitlements represent amounts accrued for each Italian employee that are due and payable upon termination of employment, assuming immediate separation, determined in accordance with applicable Italian labor laws.

Under Italian GAAP, the Group accrues the full amount of the employees’ vested benefit obligation as determined by such laws for leaving entitlements.

Under IFRS, such benefits on the termination of the employment fall under the definition of defined benefit plans whose existence and amount is certain but whose date is not. The liability is calculated as the present value of the obligation at the reporting date, in compliance with applicable regulations and adjusted to take into account actuarial gains or losses. The amount of the obligation is calculated annually based on the “projected unit credit” method. Actuarial gains or losses are recorded in full during the relevant period without applying the “corridor method”. Actuarial gains or losses are stated under “Other comprehensive income” in accordance with IAS 19.

Consequently, the above difference between Italian GAAP and IFRS has resulted in: (a) an increase in employee’s leaving entitlement and a decrease in equity of 1,635 and 1,610, respectively, as at January 1, 2017 and December 31, 2017; (b) a decrease in cost of sales and selling expenses of 303 and 77, respectively, for the year ended December 31, 2017; (c) an increase of finance costs of 247 for the year ended December 31, 2017; (d) a decrease of 133 in the loss for the year ended December 31, 2017; (e) an increase of 108 in comprehensive loss for the year ended December 31, 2017.

(i) Deferred income for capital grants

The following tables show the effects of the IFRS adjustments for deferred income for capital grants:

	01/01/2017	31/12/17
Balance as per Italian GAAP	7,195	6,809
Government Grants	7,565	6,962

Balance as per IFRS	14,760	13,771

Under Italian GAAP, up to December 31, 2000 government grants related to capital expenditures were recorded, net of tax, under equity reserves. Subsequent to that date such grants have been recorded as deferred income and recognised in the consolidated statement of profit or loss as revenue on a systematic basis over the useful life of the asset.

Under IFRS, such grants, when received, are classified as deferred credit and amortized over the estimated remaining useful lives of the property, plant and equipment to which the grants relates. The amortization is treated as a reduction of depreciation.

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Therefore, under IFRS, the Group has recognised as deferred income all the capital grants recorded under equity reserves up to December 31, 2000. Consequently, such IFRS adjustment has determined: (a) an increase in deferred income for capital grants and a decrease in equity of 7,565 and 6,962, respectively, as at January 1, 2017 and December 31, 2017; (b) a decrease of 603 in the amortization charge in cost of sales for the year ended December 31, 2017; (c) a decrease of 603 in the loss for the year ended December 31, 2017.

(j) Contract liabilities (current and non-current)

The following tables show the effects of the IFRS adjustments for contract liabilities:

	01/01/2017	31/12/17
Balance as per Italian GAAP	10,096	11,937
Deferred revenue for Natuzzi Display System	1,594	2,636
Deferred revenue for Service Type Warranty	609	960

Balance as per IFRS	12,299	15,533
Less non-current portion as per IFRS	(1,652)	(2,560)

Current portion as per IFRS	10,647	12,973

Under Italian GAAP, as mentioned earlier, the Group recognizes revenues and accrued costs associated with the sales revenue at the time finished goods are shipped from its manufacturing facilities located in Italy and abroad. This accounting policy also applies for the revenue deriving from the sale of the Natuzzi Display System (NDS) to retailers and for the sale of a service type warranty to the end customers.

Revenue from the sale of NDS to retailers, used to set up their stores, is fully recognised at the time such products are shipped, disregarding the length of the contracts with retailers (usually five years). At the same time, costs incurred by the Group to purchase such store fittings are expensed as occurred.

The insurance is provided by a third party and, therefore, the Group recognizes both costs for the service rendered by the third party and revenue deriving from the sale of the service type warranty to customers. In both instances, costs and revenue are fully recognised as they occur (i.e. costs are recognized as the third party performs the services and revenue when the products are shipped), regardless of the contractual length of the insurance period, which is five years.

Under IFRS 15, the entity shall identify all distinct performance obligations included in contracts with customers and shall determine whether such performance obligations are satisfied over time or at a point in time.

Based on the IFRS 15 assessment, the Group has concluded that the revenue from the sale of NDS and the service type warranty is a distinct performance obligation to be recognised over time. The same considerations apply for costs incurred by the Group for NDS and service type warranties.

Under IFRS 15, revenue from the sale of the NDS is recognised over time based on the length of the distribution contract signed with the retailer. Revenue from such sale is recognised based on the price specified in the contract. The deferred revenue is included under contract liabilities.

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Under IFRS 15, the Group allocates a portion of the consideration received to the service type warranty. This allocation is based on the relative stand-alone selling price. The amount allocated to the service type warranty is deferred and is recognised as revenue over time based on the validity period of such warranty. The deferred revenue is included under contract liabilities.

Consequently, the above differences between Italian GAAP and IFRS as at January, 1 2017 and December 31, 2017 has determined the following effects:

•

Consolidated statement of financial position as at January 1, 2017: (a) increase in contract liabilities of 2,203 for the deferral of revenues for NDS products, amounting to 1,594, and for service type warranties, amounting to 609; (b) increase in other assets of 1,559 for the deferral of costs related to NDS products, amounting to 1,229, and to service type warranties, amounting to 330; (c) decrease in equity of 644.

•

Consolidated statement of financial position as at December 31, 2017: (a) increase in contract liabilities of 3,596 for the deferral of revenues related to NDS products, amounting to 2,636, and to service type warranties, amounting to 960; (b) increase in other assets of 2,550 for the deferral of costs related to NDS products, amounting to 2,031, and to service type warranties, amounting to 519; (c) decrease in equity of 1,046.

•

Consolidated statement of profit and loss for the year ended December 31, 2017: (a) decrease in revenues of 1,042 for NDS and of 351 for service type warranties; (b) decrease in cost of sales of 802 for NDS and of 189 for service type warranties; (c) increase in the loss of the year of 402.

(k) Reclassifications

Under IFRS the Group has also reclassified certain captions and accounts of its consolidated statements of financial position as at January 1, 2017 and December 31, 2017. Such reclassifications are detailed as follows:

•

as at January 1, 2017 and December 31, 2017, goodwill amounting to 1,921 and 3,523, respectively, included as non-current assets under Italian GAAP has been reclassified to “Intangible assets and goodwill” under IFRS;

•

as at January 1, 2017 and December 31, 2017, “Deferred tax assets” amounting to 1,100 and 626, respectively, reported as current assets under Italian GAAP have been reclassified to non-current assets under IFRS;

•

as at January 1 2017 and December 31, 2017, “Deferred tax liabilities” amounting to 1,763 and 48, respectively, reported as current liabilities under Italian GAAP have been reclassified to non-current liabilities under IFRS;

•

as at January 1, 2017 and December 31, 2017, receivables from tax authorities amounting to 1,254 and 2,413, respectively, included in “Other receivables ” and reported as current assets under Italian GAAP have been reclassified to “Current income tax assets” under IFRS;

•

as at January 1, 2017 and December 31, 2017, the entire caption “prepaid expenses and accrued income” amounting to 1,441 and 1,035, respectively, reported as current assets under Italian GAAP have been reclassified to “Other current assets” of current assets under IFRS;

•

as at January 1, 2017 and December 31, 2017, advances to suppliers amounting to 6,132 and 3,369, respectively, included in “Other receivables” and reported as current assets under Italian GAAP have been reclassified to “Other current assets” of current assets under IFRS;

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

•

as at January 1, 2017 and December 31, 2017, provisions amounting to 13,253 and 16,715, respectively, included in “Other liabilities” of non-current liabilities under Italian GAAP have been reclassified to “Provisions” of non-current liabilities under IFRS;

•

as at January 1, 2017 and December 31, 2017, the entire caption “salaries, wages and related liabilities” amounting to 19,420 and 15,726, respectively, reported as current liabilities under Italian GAAP has been reclassified to “Other payables” of current liabilities under IFRS;

•

as at January 1, 2017 and December 31, 2017, advances received from customers amounting to 10,096 and 11,938, respectively, included in “Accounts payable-other” reported as current liabilities under Italian GAAP have been reclassified to “Contract liabilities” of current liabilities under IFRS;

•

as at January 1, 2017 and December 31, 2017, provision for assurance type warranty amounting to 5,687 and 5,957, respectively, included in “Accounts payable-other” of current liabilities under Italian GAAP has been reclassified to “Provisions” of current liabilities under IFRS;

•

as at January 1, 2017 and December 31, 2017, translation adjustment reserve amounting to a credit of 4,980 and a debit of 6,212, respectively, included in retained earnings under Italian GAAP have been reclassified to translation reserve under IFRS.

(ii) Consolidated statement of profit or loss for the year ended December 31, 2017

(l) Revenue

The effects of the IFRS adjustments on revenue are indicated below:

Balance for the year ended December 31, 2017 as per Italian GAAP	445,444
Effects of revenue of finished goods derecognised	3,634
Effects of deferred costs for slotting fees	1,195
Effects of deferred revenue for Natuzzi Display System	(1,042)
Effects of deferred revenue for Service Type Warranty	(351)

Balance for the year ended December 31, 2017 as per IFRS	448,880

Revenue shows a positive adjustment of 3,436 arising from:

•

increase of 3,634 due to the effects of derecognition of sales for which delivery of finished goods has not yet occurred as at January 1, 2017 and December 31, 2017 (refer to comments reported in note (d) “Inventories”);

•	increase of 1,195 for the deferred slotting fees (refer to comments reported in note (f) “Other assets”);

•	decrease of 1,042 due to the effects of the deferral of revenue for NDS products (refer to comments reported in note (j) “Contract liabilities”);

•	decrease of 351 due to the effects of the deferral of revenue for the service type warranties (refer to comments reported in note (j) “Contract liabilities”).

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

(m) Cost of sales

The effects of the IFRS adjustments on cost of sales are illustrated below:

Balance for the year ended December 31, 2017 as per Italian GAAP	(318,472)
Effects on inventories for revenue derecognised	(1,826)
Effects of deferred costs for Natuzzi Display System	802
Effects of deferred costs for Service Type Warranty	189
Amortization charge of capital grants	603
IAS 19 adjustment - employees’ leaving entitlement	303

Balance for the year ended December 31, 2017 as per IFRS	(318,401)

As reported above, the cost of sales shows a negative adjustment of 71 due to:

•

increase of 1,826 due to the effects on the opening and closing balances of inventories related to the derecognition of sales for which delivery of finished goods has not yet occurred as at January 1, 2017 and December 31, 2017 (refer to comments reported in note (d) “Inventories”);

•	decrease of 802 due to the effects of deferred costs related to NDS store fitting products (refer to comments reported note (j) “Contract liabilities”);

•	decrease of 189 due to the effects of deferred costs related to service type warranties (refer to comments reported in note (j) “Contract liabilities”);

•	decrease of 603 due to the amortization charge of the deferred income for capital grants (refer to comments reported in note (i) “Deferred income for capital grants”;

•	decrease of 303 due to the employee’s leaving entitlement (refer to comments reported in note (h) “Employee’s leaving entitlement”).

(n) Selling expenses

The effects of the IFRS adjustments on the selling expenses are indicated below:

Balance for the year ended December 31, 2017 as per Italian GAAP	(120,005)
Derecognition of shipping and handling costs	(500)
Elimination of amortization of goodwill	323
Elimination of amortization of advertising costs	306
Elimination of amortization of advisory costs	70
IAS 19 adjustment - employees’ leaving entitlement	77

Balance for the year ended December 31, 2017 as per IFRS	(119,729)

As shown above, selling and distribution expenses show a positive adjustment of 276 due to:

•

increase of 500 due to the effects of the derecognition of shipping and handling costs for undelivered finished goods as at January 1, 2017 and December 31, 2017 (refer to comments reported in note (d) “Inventories”);

•	decrease of 323 due to the elimination of amortization of goodwill recorded for Italian GAAP (refer to comments reported in note (b) “Intangible assets and goodwill);

•

decrease of 306 due to the elimination of amortization of advertising costs that are not eligible for capitalization under IFRS (refer to comments reported in note (b) “Intangible assets and goodwill”);

•

decrease of 70 due to the elimination of amortization of advisory costs not eligible for capitalization under property, plant and equipment (refer to comments reported in note (a) “Property, plant and equipment”);

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

•	decrease of 77 due to the employee’s leaving entitlement (refer to comments reported in note (h) “Employee’s leaving entitlement”).

(o) Finance costs

The effects of the IFRS adjustments on finance costs are indicated below:

Balance for the year ended December 31, 2017 as per Italian GAAP	(6,042)
IAS 19 adjustment - employees’ leaving entitlement	(247)

Balance for the year ended December 31, 2017 as per IFRS	(6,289)

As reported above, finance costs show a negative adjustment of 247 due to interest expenses arisen from the application of IAS 19 to the employee’s leaving entitlement (refer to comments reported in note (h) “Employee’s leaving entitlement”).

(p) Net exchange rate gains (losses)

The effects of the IFRS adjustments on net exchange rate gains (losses) are indicated below:

Balance for the year ended December 31, 2017 as per Italian GAAP	3,252
Functional currency adjustment	(2,219)

Balance for the year ended December 31, 2017 as per IFRS	1,033

For comments on such functional currency adjustment, refer to note (a) “Property, plant and equipment”.

(q) Income tax expense

The IFRS adjustments have determined an increase of 310 in the income tax expense (see also note (c) “Deferred tax assets and liabilities”). Further, total income taxes for the year ended December 31, 2017 are allocated as follows:

	Italian GAAP (a)	IFRS adjustments (b)	IFRS (a+b)

Current:
- Domestic	(40)	—	(40)
- Foreign	(3,777)	—	(3,777)

Total (a)	(3,817)	—	(3,817)

	Italian GAAP (a)	IFRS adjustments (b)	IFRS (a+b)

Deferred:
- Domestic	—	(310)	(310)
- Foreign	1,241	—	1,241

Total (b)	1,241	(310)	931

Total (a+b)	(2,576)	(310)	(2,886)

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

(r) Reclassifications

Under IFRS the Group has also reclassified certain captions and accounts of its consolidated statement of profit or loss for the year ended December 31, 2017. Such reclassifications are as follows:

•	advertising contributions to resellers of 2,119 recognized as selling expenses under Italian GAAP have been reclassified to revenue under IFRS;

•	slotting fees to retailers of 1,557 recognized as selling expenses under Italian GAAP have been reclassified to revenue under IFRS;

•	amortization of deferred income related to grants of 466 recognized as revenue under Italian GAAP has been reclassified to cost of sales under IFRS;

•	warranty costs of 7,453 included as components of selling expenses under Italian GAAP have been reclassified to cost of sales under IFRS;

•

the Italian GAAP caption “other income (expense), net” of (138) has been reclassified under IFRS to finance income for 1,252, finance costs for 6,042, net exchange rate gains for 3,252, other income for 1,650 and other expenses for 250.

(iii) Consolidated statement of comprehensive income for the year ended December 31, 2017

(s) Actuarial losses on employee’s leaving entitlement

For comments on actuarial losses reported under other comprehensive income, refer to comments reported in note (h) “Employee’s leaving entitlement”.

(t) Exchange rate differences on translation of foreign operations

The impact of the IFRS adjustments on the exchange rate differences on translation of the foreign operations is as follows:

Balance for the year ended December 31, 2017 as per Italian GAAP	(11,419)
Functional currency adjustment	3,641

Balance for the year ended December 31, 2017 as per IFRS	(7,778)

For comments on such functional currency adjustment, refer to note (a) “Property, plant and equipment”.

(iv) Consolidated statement of cash flows for the year ended December 31, 2017

(u) Explanation of material IFRS adjustments to the consolidated statement of cash flows

The consolidated statement of cash flows for the year ended December 31, 2017 reflects: (a) the IFRS adjustments with an impact on the consolidated statement of financial position’s captions and equity as at January 1, 2017 and December 31, 2017, disclosed in notes from “a” to “j”; (b) the IFRS reclassifications that affected the consolidated statement of financial position prepared in accordance with Italian GAAP as at January 1, 2017 and December 31, 2017, disclosed in note “k”.

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

In particular, the material IFRS adjustments to the consolidated statement of cash flows for the year ended December 31, 2017 are detailed as follows:

•

as at January 1, 2017 and December 31, 2017, bank overdrafts of 4,416 and nil, respectively, that are repayable on demand, form an integral part of the Group’s cash management and which were classified as “cash flows from financing activities” under Italian GAAP, have been reclassified to “cash and cash equivalents” under IFRS;

•

dividends distribution to “Non-controlling interests” amounting to 1,349 for the year ended December 31, 2017 included in “cash flows from investing activities” under Italian GAAP have been reclassified to “cash flows from financing activities” under IFRS;

•

interest paid amounting to 2,821 for the year ended December 31, 2017 recognised as “other disclosures on cash flows” under Italian GAAP has been recognized as “cash flows used in operating activities”;

•

income taxes paid amounting to 4,878 for the year ended December 31, 2017 recognised as “other disclosures on cash flows” under Italian GAAP have been recognised as “cash flows used in operating activities”;

•

the entire caption “deferred income taxes” amounting to 1,241 for the year ended December 31, 2017 recognised in “cash flows from operating activities” under Italian GAAP have been reclassified to “tax expense” recognized in “cash flows from operating activities” under IFRS;

•

the entire caption “salaries, wages and related liabilities” amounting to 4,578 for the year ended December 31, 2017 recognised in “cash flows from operating activities” under Italian GAAP have been reclassified to “trade and other payables” recognised in “cash flows from operating activities” under IFRS;

•

the entire caption “other liabilities, net” amounting to 3,264 for the year ended December 31, 2017 recognised in “cash flows from operating activities” under Italian GAAP have been reclassified to “provisions” recognised in “cash flows from operating activities” under IFRS.

•	amortization of intangibles assets of 1,892 recognised in the caption “Depreciation and amortization” under Italian GAAP has been reclassified to “Amortization” under IFRS;

•

the caption “Depreciation” of 10,861 under IFRS reflects the IFRS adjustment of 70 for the elimination of amortization of advisory costs not eligible for capitalization under property, plant and equipment (see note (a) “Property, plant and equipment” and note (n) “Selling expenses”);

•

the caption “Amortization” of 1,569 under IFRS reflects the IFRS adjustment for the elimination of amortization of goodwill of 323 recorded under Italian GAAP (see note (b) “Intangible assets and goodwill” and note (n) “Selling expenses”);

•	the captions “Interest expenses” of 4,639 and “Tax expense” of 2,886 have been disclosed in the cash flows from operating activities under IFRS;

•

the caption “Deferred income for capital grants” shows an increase of 603 due to the effects of the amortization of capital grants recorded under IFRS (see note (i) “Deferred income for capital grants” and note (m) “Cost of sales”);

•

the caption “Inventories” shows an increase of 1,826 due to the derecognition of sales of finished goods which had not been delivered as at January 1, 2017 and December 31, 2017 (see note (d) “Inventories” and note (m) “Cost of sales”);

Natuzzi S.p.A. and subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

•

the caption “Trade and other receivables” shows a negative adjustment of 4,663 mainly due to: (a) decrease of 3,634 for the derecognition of sales of finished goods which had not been delivered as at January 1, 2017 and December 31, 2017 (see note (e) “Trade receivables” and note (l) “Revenue”); (b) decrease of 2,763 for the reclassification of advances from suppliers from “Other receivables” under Italian GAAP to “Other assets” under IFRS (see note (k) “Reclassifications”); (c) increase of 1,159 for the reclassification of receivables from tax authorities from “Other receivables” under Italian GAAP to “Current income tax assets” under IFRS (see note (k) “Reclassifications”);

•

the caption “Other assets” shows a positive adjustment of 1,077 arising from: (a) decrease of 1,686 for deferred costs recognized under IFRS (see note (f) “Other assets”); (b) increase of 2,763 due to the reclassification of advance paid to suppliers (see note (k) “Reclassification”);

•

the caption “Contract liabilities” shows a positive adjustment of 3,235 arising from: (a) 1,393 increase in deferred income for NDS products and service type warranties (see note (j) “Contract liabilities” and note (l) “Revenue”); (b) 1,842 increase due to the reclassification of advances received from customers from “Account-payables other” under Italian GAAP to “Contract liabilities” under IFRS (see note (k) “Reclassifications”;

•

the caption “Short-term borrowings” shows an increase of 4,428 due to: (a) an increase of 4,416 for bank overdraft reclassified from “cash flows from financing activities” under Italian GAAP to “cash and cash equivalents” under IFRS (see first comment above); (b) an increase of 12 for borrowings recognised following the recognition of some trade receivables under IFRS (see note (e) “Trade receivables”).

There are no other material differences between the consolidated statement of cash flows presented in accordance with IFRS and the consolidated statement of cash flows presented in accordance with Italian GAAP.

ITEM 19. EXHIBITS

1.1 English translation of the by-laws (Statuto) of the Company, as amended and restated as of January  24, 2008 (incorporated by reference to Exhibit 1.1 to the Form 20-F filed by Natuzzi S.p.A. with the Securities Exchange Commission on June  30, 2008, file number 001-11854).

2.1* Deposit Agreement dated as of May 15, 1993, as amended and restated as of December 23, 1996 and as of December 31, 2001, among the Company, The Bank of New York, as Depositary, and owners and beneficial owners of ADRs.

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

4.6 English translation of the agreement among the individuals named therein, dated as of March 27, 2017 (incorporated by reference to Exhibit 4.6 to the Form 20-F filed by Natuzzi S.p.A. with the Securities and Exchange Commission on May 1, 2017, file number 001-11854).

4.7 English translation of the agreement among the individuals named therein, dated as of March 27, 2017 (incorporated by reference to Exhibit 4.7 to the Form 20-F filed by Natuzzi S.p.A. with the Securities and Exchange Commission on May 1, 2017, file number 001-11854).

4.8 English translation of the Joint Venture Contract between Natuzzi S.p.A. and Jason Furniture (Hangzhou) CO., Ltd., dated March  22, 2018, portions of which have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission (incorporated by reference to Exhibit 4.8 to the Form 20-F filed by Natuzzi S.p.A. with the Securities and Exchange Commission on April 30, 2018, file number 001-11854).

4.9 English translation of the Agreement for the Sale and Purchase and Subscription of Shares in Natuzzi Trading (Shanghai) Co, Ltd., dated March  22, 2018 (incorporated by reference to Exhibit 4.9 to the Form 20-F filed by Natuzzi S.p.A. with the Securities and Exchange Commission on April 30, 2018, file number 001-11854).

4.10*† English translation of the agreement among the Company, certain trade unions, Italian authorities and the individuals therein, dated December 18, 2018.

  8.1*  List of Significant Subsidiaries.

12.1*  Certification of the Chief Executive Officer pursuant to Section  302 of the Sarbanes-Oxley Act of 2002.

12.2*   Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*  Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101†† XBRL Instance Document and related items.

*	Filed herewith.

†

Portions of this exhibit (indicated by asterisks) have been omitted pursuant to Regulation S-K, Item 601(b)(10). Such omitted information is not material and would likely cause competitive harm to the registrant if publicly disclosed..

††

As permitted by Rule 405(a)(2)(ii) of Regulation S-T, the registrant’s XBRL (eXtensible Business Reporting Language) information will be furnished in an amendment to this Form 20-F that will be filed no more than 30 days after the date hereof. In accordance with Rule 402 of Regulation S-T, such XBRL information will be furnished and not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Act, will be deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise will not be subject to liability under those sections.

SIGNATURE

The registrant, Natuzzi S.p.A., hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NATUZZI S.p.A.

By	/s/ Pasquale Natuzzi
Name: Pasquale Natuzzi
Title: Chief Executive Officer

Date: April 30, 2019