Form 20-F/A
period 2018-12-31
NATUZZI S P A
filed 2019-05-10
CIK 900391

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

Mr. Pietro Direnzo

Tel.: +39 080 8820 812; pdirenzo@natuzzi.com; Via Iazzitiello 47, 70029 Santeramo in Colle, Bari, Italy

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares, each representing five Ordinary Shares	NTZ	New York Stock Exchange
Ordinary Shares, with a par value of €1.00 each*		New York Stock Exchange*

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

This Amendment No. 1 on Form 20-F/A (the “Amendment”) is being filed by Natuzzi S.p.A. (“Natuzzi,” “Natuzzi Group,” “Company,” “Group,” “we,” “us,” and “our”) to amend the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018, originally filed with the U.S. Securities Exchange Commission (“SEC”) on April 30, 2019 (the “Original Filing”). The Company is filing this Amendment solely to amend the disclosure that appears under the heading “Item 3. Key Information—Selected Financial Data” to correct the 2018 U.S. dollar amounts given for the Consolidated Statement of Financial Position Data on page 3 of the Original Filing, which were incorrectly converted from euros into U.S. dollars.

This Amendment consists solely of the cover page, this explanatory note, the entirety of Item 3. “Key Information,” Item 19. “Exhibits,” a signature page, and Exhibits 12.1, 12.2 and 13.1. Except as described above, this Amendment does not amend any information set forth in the Original Filing or reflect any events that occurred subsequent to the filing of the Original Filing on April 30, 2019. Accordingly, this Amendment should be read in conjunction with the Original Filing and with our filings with the SEC subsequent to the Original Filing.

PART I

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

	2018	2018	2017
	(millions of dollars, except per Ordinary Share)(1)	(millions of euro, except per Ordinary Share)
Consolidated Statement of Profit or Loss data:
Revenue	505.0	428.5	448.9
Cost of sales	(363.2)	(308.2)	(318.4)
Gross profit	141.8	120.3	130.5
Other income	7.0	5.9	1.6
Selling expenses	(135.5)	(115.0)	(118.2)
Administrative expenses	(41.6)	(35.3)	(36.1)
Impairment on trade receivables	(0.8)	(0.7)	(1.5)
Other expenses	(0.7)	(0.6)	(0.2)
Operating loss	(29.9)	(25.4)	(23.9)
Finance income	0.5	0.4	1.2
Finance costs	(6.6)	(5.6)	(6.3)
Net exchange rate gains / (losses)	(4.6)	(3.9)	1.1
Gains from disposal and loss of control of a subsidiary	88.9	75.4	0.0
Net finance income/(costs)	78.1	66.3	(4.0)
Share of profit/(loss) of equity-method investees	(0.4)	(0.3)	0.0
Profit/(loss) before tax	47.8	40.6	(27.9)
Income tax expense	(8.8)	(7.5)	(2.9)
Profit/(Loss) before non-controlling interests	39.0	33.1	(30.8)
Non-controlling interests	(0.2)	(0.2)	(0.4)
Profit/(Loss) for the year	39.2	33.3	(30.4)
Profit/(Loss) per ordinary share (basic and diluted)	0.72	0.61	(0.55)
Weighted average number of Ordinary Shares Outstanding	54,853,045	54,853,045	54,853,045
Consolidated Statement of Financial Position Data(3):
Current assets	$237.3	€207.1	€206.6
Total assets	427.0	372.7	332.5
Current liabilities	192.9	168.4	154.9
Long-term borrowings	11.9	10.4	20.9
Non-controlling interests	1.8	1.6	2.0
Shareholders’ equity attributable to Natuzzi S.p.A. and Subsidiaries(2)	156.4	136.5	102.5
Net Assets	158.3	138.2	104.5

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

2.1 Deposit Agreement dated as of May 15, 1993, as amended and restated as of December 23, 1996 and as of December  31, 2001, among the Company, The Bank of New York, as Depositary, and owners and beneficial owners of ADRs (incorporated by reference to Exhibit 2.1 to the Form  20-F filed by Natuzzi S.p.A. with the Securities and Exchange Commission on April  30, 2019, file number 001-11854).

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

4.10† English translation of the agreement among the Company, certain trade unions, Italian authorities and the individuals therein, dated December 18, 2018 (incorporated by reference to Exhibit 4.10 to the Form 20-F filed by Natuzzi S.p.A. with the Securities and Exchange Commission on April 30, 2019, file number 001-11854).

  8.1   List of Significant Subsidiaries (incorporated by reference to Exhibit 8.1 to the Form 20-F filed by Natuzzi S.p.A. with the Securities and Exchange Commission on April 30, 2019, file number 001-11854).

12.1*   Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*  Certification of the Chief Financial Officer pursuant to Section  302 of the Sarbanes-Oxley Act of 2002.

13.1*  Certifications pursuant to Section  906 of the Sarbanes-Oxley Act of 2002.

101†† XBRL Instance Document and related items.

*	Filed herewith.

†

Portions of this exhibit (indicated by asterisks) have been omitted pursuant to Regulation S-K, Item 601(b)(10). Such omitted information is not material and would likely cause competitive harm to the registrant if publicly disclosed.

††

As permitted by Rule 405 of Regulation S-T, the registrant’s XBRL (eXtensible Business Reporting Language) information will be furnished in an amendment to this Form 20-F that will be filed no more than 30 days after the date hereof. In accordance with Rule 402 of Regulation S-T, such XBRL information will be furnished and not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Act, will be deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise will not be subject to liability under those sections.

SIGNATURE

The registrant, Natuzzi S.p.A., hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amendment no. 1 to the annual report on its behalf.

NATUZZI S.p.A.

By	/s/ Pasquale Natuzzi
Name: Pasquale Natuzzi
Title: Chief Executive Officer

Date: May 10, 2019