Form 20-F/A
period 2018-12-31
NATUZZI S P A
filed 2019-05-29
CIK 900391

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 2)

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

This Amendment No. 2 on Form 20-F/A (“Amendment No. 2”) is being filed by Natuzzi S.p.A. (“Natuzzi,” “Natuzzi Group,” “Company,” “Group,” “we,” “us,” and “our”) to amend the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018, originally filed with the U.S. Securities Exchange Commission (“SEC”) on April 30, 2019 (the “Original Filing”), as amended by Amendment No. 1, filed with the SEC on May 10, 2019 (“Amendment No. 1”). The Company is filing this Amendment No. 2 solely to add Exhibit 101 to Item 19. “Exhibits” and furnish the Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T. Exhibit 101 was not previously filed.

This Amendment No. 2 consists solely of the cover page, this explanatory note, Exhibit 101 to Item 19. “Exhibits”, the Interactive Data File disclosure as Exhibit 101, a signature page, and Exhibits 12.1, 12.2 and 13.1. Except as described above, this Amendment No. 2 does not amend any information set forth in the Original Filing or Amendment No. 1 or reflect any events that occurred subsequent to the filing of the Original Filing on April 30, 2019. Accordingly, this Amendment No. 2 should be read in conjunction with the Original Filing, Amendment No. 1 and with our filings with the SEC subsequent to the Original Filing.

ITEM 19. EXHIBITS

Exhibit	Description

12.1*	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Schema Definition Linkbase

101.LAB	XBRL Taxonomy Extension Schema Label Linkbase

101.PRE	XBRL Taxonomy Extension Schema Presentation Linkbase

*	Filed herewith.

SIGNATURE

The registrant, Natuzzi S.p.A., hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amendment no. 2 to the annual report on its behalf.

NATUZZI S.p.A.

By	/s/ Pasquale Natuzzi
Name: Pasquale Natuzzi
Title: Chief Executive Officer

Date: May 29, 2019