Form 20-F/A
period 2018-12-31
NATUZZI S P A
filed 2019-07-02
CIK 900391

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 3)

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

This Amendment No. 3 on Form 20-F/A (the “Amendment No. 3”) is being filed by Natuzzi S.p.A. (the “Company” and “our”) to amend the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018, originally filed with the U.S. Securities Exchange Commission (“SEC”) on April 30, 2019 (the “Original Filing”), as amended by Amendment No. 1 (the “Amendment No. 1”) and Amendment No. 2 (the “Amendment No. 2”), filed with the SEC on May 10, 2019 and May 29, 2019, respectively. The Company is filing this Amendment No. 3 solely to correct an inadvertent omission in the Report of Independent Registered Public Accounting Firm included in the Original Filing (as amended by Amendment No. 1 and Amendment No. 2), to correctly state that KPMG S.p.A. also audited our consolidated statement of financial position as of January 1, 2017.

This Amendment No. 3 consists solely of the cover page, this explanatory note, the entirety of Item 18, a signature page, and Exhibits 12.1, 12.2 and 13.1. Except as described above, this Amendment No. 3 does not amend any information set forth in the Original Filing, Amendment No. 1 or Amendment No. 2 or reflect any events that occurred subsequent to the filing of the Original Filing on April 30, 2019. Accordingly, this Amendment No. 3 should be read in conjunction with the Original Filing, Amendment No. 1 and Amendment No. 2 and with our filings with the SEC subsequent to the Original Filing.

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

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Natuzzi S.p.A.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Natuzzi S.p.A. and subsidiaries (the Company) as of December 31, 2018 and 2017, and January 1, 2017, the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and January 1, 2017, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

12.1*   Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*  Certification of the Chief Financial Officer pursuant to Section  302 of the Sarbanes-Oxley Act of 2002.

13.1*  Certifications pursuant to Section  906 of the Sarbanes-Oxley Act of 2002.

101** XBRL Instance Document and related items.

*	Filed herewith.

**	Previously filed as an exhibit to Amendment No. 2 on Form 20-F/A filed by Natuzzi S.p.A with the Securities and Exchange Commission on May 29, 2019, file number 001-11854.

†

Portions of this exhibit (indicated by asterisks) have been omitted pursuant to Regulation S-K, Item 601(b)(10). Such omitted information is not material and would likely cause competitive harm to the registrant if publicly disclosed.

SIGNATURE

The registrant, Natuzzi S.p.A., hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 3 to the annual report on its behalf.

NATUZZI S.p.A.

By	/s/ Pasquale Natuzzi
Name: Pasquale Natuzzi
Title: Chief Executive Officer

Date: July 2, 2019