Form 20-F
period 2019-12-31
NATUZZI S P A
filed 2020-06-15
CIK 900391

Natuzzi S.p.A

Annual Report on Form 20-F

2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended: December 31, 2019

Commission file number: 001-11854

NATUZZI S.p.A.

(Exact name of Registrant as specified in its charter)

Republic of Italy

(Jurisdiction of incorporation or organization)

Via Iazzitiello 47, 70029, Santeramo in Colle, Bari, Italy

(Address of principal executive offices)

Mr. Pietro Direnzo

Tel.: +39 080 8820 812; pdirenzo@natuzzi.com; Via Iazzitiello 47, 70029 Santeramo in Colle, Bari, Italy

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares, each representing five Ordinary Shares	NTZ	New York Stock Exchange
Ordinary Shares, with a par value of €1.00 each*		New York Stock Exchange*

*	Not for trading, but only in connection with registration of American Depositary Shares

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2019: 54,853,045 Ordinary Shares

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (§ 15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board	☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐  Item 17                ☐   Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐                 No  ☒

i

ii

EXPLANATORY NOTE

As previously reported by Natuzzi S.p.A. (the “Company”) in its Form 6-K filed with the U.S. Securities and Exchange Commission (“SEC”) on March 30, 2020, in accordance with the SEC’s Order under Section 36 of the Securities Exchange Act of 1934 Granting Exemptions From Specified Provisions of the Exchange Act and Certain Rules Thereunder dated March 4, 2020 (Release No. 34-88318) (as modified on March 25, 2020 by Release No. 34-88465, the “Order”), the Company relied on the relief provided by the Order in connection with the filing of this annual report on Form 20-F for the fiscal year ended December 31, 2019 (the “Annual Report”) due to the circumstances related to the novel coronavirus (“COVID-19”) outbreak.

In particular, due to restrictions on domestic and international travel and public gatherings, and a general “stay at home” order imposed by the Italian as well as other countries’ governments, the COVID-19 pandemic materially restricted the ability of the Company to access its premises and records, thus delaying the Company’s ability to finalize its consolidated financial statements and prepare this Annual Report. Further, as part of the measures adopted by the Italian government in response to the COVID-19 outbreak, the Decree n. 18 of March 17, 2020 (the “Italian Order”) extended the deadline for the Company to hold a shareholders’ meeting to approve its financial statements from 120 days to 180 days after the end of the applicable financial year. In accordance with the Italian Order, the Company held a shareholders’ meeting to approve its financial statements for the year ended December 31, 2019 on June 12, 2020.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this Annual Report, references to “€” or “Euro” are to the Euro and references to “U.S. dollars,” “dollars,” “U.S.$” or “$” are to United States dollars.

Amounts stated in U.S. dollars, unless otherwise indicated, have been translated from the Euro amount by converting the Euro amounts into U.S. dollars at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) for euros on December 31, 2019 of U.S.$ 1.1227. The foreign currency conversions in this Annual Report should not be taken as representations that the foreign currency amounts actually represent the equivalent U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated.

The consolidated financial statements of Natuzzi S.p.A. as at and for the years ended December 31, 2019 and 2018 have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), including interpretations issued by the IFRS Interpretations Committee (“IFRS IC”) applicable to companies reporting under IFRS. The consolidated financial statements as at and for the year ended December 31, 2018 were the Group’s first set of consolidated financial statements prepared in accordance with IFRS and IFRS 1 “First-time Adoption of International Financial Reporting” was applied to such financial statements. Historical financial results as at and for the year ended December 31, 2017 have been restated for comparative purposes, in order to present the effect of the adoption of IFRS. See Note 1 to the Consolidated Financial Statements.

All discussions in this Annual Report are in relation to IFRS, unless otherwise indicated.

In this Annual Report, the term “seat” is used as a unit of measurement. A sofa consists of three seats; an armchair consists of one seat.

The terms “Natuzzi,” “Natuzzi Group,” “Company,” “Group,” “we,” “us,” and “our,” unless otherwise indicated or as the context may otherwise require, mean Natuzzi S.p.A. and its consolidated subsidiaries.

None of the websites referred to in this Annual Report, including where a link is provided, nor any of the information contained on such websites is incorporated by reference in this Annual Report.

FORWARD-LOOKING INFORMATION

The Company makes forward-looking statements in this Annual Report. Statements that are not historical facts, including statements about the Group’s beliefs and expectations, are forward-looking statements. Words such as “believe,” “expect,” “intend,” “plan,” “anticipate,” “likely,” “project,” “target,” “seek,” “goal,” “aim,” “could,” “should,” “would,” “may,” “might,” “will,” “strategy,” “future,” “continue,” “potential” and similar expressions are intended to identify forward-looking statements but are not exclusive means of identifying such statements. These statements are based on management’s current plans, estimates and projections, and therefore readers should not place undue reliance on them. Forward-looking statements speak only as of the dates they were made, and the Company undertakes no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Projections and targets included in this Annual Report are intended to describe our current targets and goals, and not as a prediction of future performance or results. The attainment of such projections and targets is subject to a number of risks and uncertainties described in the paragraph below and elsewhere in this Annual Report. See “Item 3. Key Information—Risk Factors.”

Forward-looking statements involve inherent risks and uncertainties, as well as other factors that may be beyond our control. The Company cautions readers that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to: effects on the Group from competition with other furniture producers, material changes in consumer demand or preferences, significant economic developments in the Group’s primary markets, the Group’s execution of its reorganization plans for its manufacturing facilities, significant changes in labor, material and other costs affecting the construction of new plants, significant changes in the costs of principal raw materials and in energy costs, significant exchange rate movements or changes in the Group’s legal and regulatory environment, including developments related to the Italian Government’s investment incentive or similar programs, the duration, severity and geographic spread of the recent coronavirus (COVID-19) outbreak, actions that may be taken by governmental authorities to contain the COVID-19 pandemic or to mitigate its impact, the potential negative impact of COVID-19 on the global economy, consumer demand and our supply chain, and the impact of COVID-19 on the Company’s financial condition, business operations and liquidity. The Company cautions readers that the foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and events.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Selected Financial Data

The following table sets forth selected consolidated financial data under IFRS for the periods indicated and is qualified by reference to, and should be read in conjunction with, the consolidated financial statements and the notes thereto included in Item 18 of this Annual Report (the “Consolidated Financial Statements”) and the information presented under “Operating and Financial Review and Prospects” included in Item 5 of this Annual Report. The statements of profit or loss and statements of financial position data presented below have been derived from the Consolidated Financial Statements.

The consolidated financial statements of Natuzzi S.p.A. as at and for the years ended December 31, 2019 and 2018 have been prepared in accordance with IFRS, including interpretations issued by the IFRS IC applicable to companies reporting under IFRS. The consolidated financial statements as at and for the year ended December 31, 2018 were the Group’s first set of consolidated financial statements prepared in accordance with IFRS and IFRS 1 “First-time Adoption of International Financial Reporting” was applied to such financial statements. Historical financial results as at and for the year ended December 31, 2017 have been restated for comparative purposes, in order to present the effect of the adoption of IFRS.

The Group’s date of transition to IFRS was January 1, 2017. For a description of the effects of the transition from Italian GAAP to IFRS and the related reconciliation schedules, see Note 43 to the consolidated financial statements as at and for the year ended December 31, 2018 included in the annual report on Form 20-F filed by the Company on April 30, 2019.

	2019	2018	2017
	(millions of euro, except per Ordinary Share)
Consolidated Statement of Profit or Loss Data:
Revenue	€386.9	€428.5	€448.9
Cost of sales	(271.9)	(308.2)	(318.4)
Gross profit	115.0	120.3	130.5
Other income	5.2	5.9	1.6
Selling expenses	(105.3)	(115.0)	(118.2)
Administrative expenses	(34.0)	(35.3)	(36.1)
Impairment on trade receivables	(2.4)	(0.7)	(1.5)
Other expenses	(1.0)	(0.6)	(0.2)
Operating loss	(22.5)	(25.4)	(23.9)
Finance income	0.4	0.4	1.2
Finance costs	(7.9)	(5.6)	(6.3)
Net exchange rate gains/(losses)	(2.4)	(3.9)	1.1
Gains from disposal and loss of control of a subsidiary	0.0	75.4	0.0
Net finance income/(costs)	(9.9)	66.3	(4.0)
Share of profit/(loss) of equity-method investees	1.0	(0.3)	0.0
Profit/(loss) before tax	(31.4)	40.6	(27.9)
Income tax expense	(2.3)	(7.5)	(2.9)
Profit/(loss) before non-controlling interests	(33.7)	33.1	(30.8)
Non-controlling interests	(0.3)	(0.2)	(0.4)
Profit/(loss) for the year	(33.4)	33.3	(30.4)
Profit/(loss) per ordinary share (basic and diluted)	(0.61)	0.61	(0.55)
Weighted average number of ordinary shares outstanding	54,853,045	54,853,045	54,853,045
Consolidated Statement of Financial Position Data (2):
Current assets	€156.9	€207.1	€206.6
Total assets	369.4	372.7	332.5
Current liabilities	152.0	168.4	154.9
Long-term borrowings	14.1	10.4	20.9
Non-controlling interests	1.7	1.6	2.0
Shareholders’ equity attributable to Natuzzi S.p.A. and its subsidiaries (1)	103.1	136.5	102.5
Net Assets	104.8	138.2	104.5

1)	Share capital as of December 31, 2019, 2018 and 2017 amounted to €54.9 million. Shareholders’ equity represents the total equity attributable to Natuzzi S.p.A. and its subsidiaries.
2)

The selected data of the Consolidated Statement of Financial Position as of January 1, 2017, the Group’s date of transition to IFRS, were as follows: Current assets: €226.1 million; Total assets: €356.4 million; Current liabilities: €155.2 million; Long-term borrowings: €6.3 million; Non-controlling interests: €3.4 million; Shareholders’ equity attributable to Natuzzi S.p.A. and its Subsidiaries: €140.6 million; Net Assets: €144.0 million.

Risk Factors

Investing in the Company’s American Depositary Shares (“ADSs”) involves certain risks. You should carefully consider each of the following risks and all of the information included in this Annual Report.

We may not be able to continue our business as a going concern — We may not be able to continue our business as a going concern. Our consolidated financial statements for the year ended December 31, 2019 were prepared on a going concern basis, which assumes that the Group will be able to meet its obligations as they fall due within one year from the date of the approval of such consolidated financial statements. However, as discussed in Note 3(f) to the Consolidated Financial Statements and in “—The Group has a recent history of losses; the Group’s future profitability, financial condition and ability to maintain adequate levels of liquidity depend, to a large extent, on its ability to overcome macroeconomic and operational challenges” and “—The global outbreak of COVID-19 has had, and is expected to continue to have, an adverse impact on our business, operations and results,” the Company has suffered recurring losses from operations and has revenue and cash flows of the first months of 2020 negatively affected by the COVID-19 outbreak, which raise substantial doubt about the Company’s ability to continue as a going concern.

Management’s plans to mitigate the adverse effects of such events and conditions are described in Note 3(f) to the Consolidated Financial Statements. In particular, the Company applied for a long-term bank borrowing, 90% guaranteed by an Italian state agency, and with nominal amount of €65.0 million, based on the measures to support businesses approved by the Italian Government with Law Decree no. 23/2020 (the “Liquidity Decree”).

Although the Company’s directors are confident that such long-term bank borrowing will be received during the third quarter of 2020 for the requested amount, since the Company meets all the conditions specified in Article 1 of the Liquidity Decree, there is uncertainty about the amount of the loan that will actually be disbursed as well as the actual timing of this disbursement. This circumstance represents a material uncertainty that raises substantial doubt on the Group’s ability to continue as a going concern for a reasonable period of time and, therefore, to continue realising its assets and discharging its liabilities in the normal course of business.

There are no assurances of success relative to management’s plans described in Note 3(f) to the Consolidated Financial Statements. If we are not successful in implementing these plans, we may not be able to continue operations as a going concern and our shareholders may lose their entire investment in us.

The global outbreak of COVID-19 has had, and is expected to continue to have, an adverse impact on our business, operations and results — The recent outbreak of disease caused by the novel coronavirus (COVID-19), which has been declared a pandemic by the World Health Organization, has spread across the globe and is impacting worldwide economic activity. A public health pandemic such as COVID-19 poses the risk that we and/or our employees, suppliers, customers and other partners may be, or may continue to be, prevented from conducting business activities for an indefinite period of time, including due to shutdowns, travel restrictions, social distancing requirements, stay-at-home orders and advisories and other restrictions that have been or may be suggested or mandated by governmental authorities, or due to the impact of the disease itself on the workforce of those businesses.

The nature and scope of the consequences of the COVID-19 pandemic are difficult to evaluate precisely, and their future course is impossible to predict with confidence.

The COVID-19 crisis has already had several significant effects on our business and our financial condition. During the first part of 2020, the COVID-19 outbreak has negatively affected our revenue and cash flows mainly due to a reduction in consumer demand, significant business interruption arising from the closure of manufacturing facilities and directly operated stores and franchise stores due to lockdown measures adopted by governmental authorities, supply chain and logistic disruptions, and travel restrictions and unavailability of personnel.

All travel abroad, to and from areas affected by the COVID-19 pandemic, has been cancelled or reduced to a minimum, and is limited to guaranteeing operational requirements. The Group has been making wide use of the remote work option, which involves almost the entirety of its resources. Beginning in January 2020, we temporarily closed our retail locations and plant in China and, subsequently, all of our other points of sale around the globe and our Italian and remaining plants. Due to the COVID-19 pandemic, the 2020 edition of Il Salone del Mobile (one of the world’s leading furniture fairs that is held each year in Milan, Italy) has been cancelled and additional furniture fairs where we typically present our products may in the future be cancelled or postponed if the pandemic continues. Although we continue to serve our customers virtually through our online websites and remotely, our business operations have been substantially affected by applicable regulatory restrictions including stay-at-home requirements applicable in the different countries we operate, including the United States (“U.S.”), many European countries and Italy, where our corporate headquarters is located.

While at the date of this Annual Report some of the lockdown measures in Italy and in other countries in which we operate have started to be lifted and, as a result, some of our plants and stores have started to be reopened (especially in China), we may face longer term closure requirements and other operational restrictions with respect to some of our physical locations for prolonged periods of time due to, among other factors, continued stringent restrictions adopted by national or local authorities, including shelter-in-place orders. Additionally, even once we are able to reopen all closed physical locations, changes in consumer behavior and health concerns may continue to impact consumer demand for our products and customer traffic at our points of sale and may make it more difficult to staff our business operations. Further, any efforts to mitigate the impact of COVID-19 through social distancing measures, enhanced cleaning measures and the increased use of personal protective equipment at our plants and directly operated stores, as well as other steps aimed at protecting the health, safety and financial security of our employees, may result in other negative impacts on our operations, including increased costs, reduced efficiency levels or labor disputes resulting in a strike or other work stoppage or interruption.

The spread of COVID-19 outbreak may disrupt our third-party business partners’ ability to meet their obligations to us, which may negatively affect our operations. These third parties include, among others, our suppliers, logistics providers, vendors, landlords and lenders. One or more of these third parties may experience financial distress, staffing shortages or liquidity challenges, file for bankruptcy protection, go out of business, or suffer disruptions in their business due to the COVID-19 outbreak. The health crisis, resulting deterioration in financial markets and overall economic conditions could have a material adverse effect on the financial condition of third parties that could be essential to our business operations and we may incur losses and other negative impacts for difficulties experienced by our suppliers, vendors and other third parties. Specifically, substantial disruptions to our global supply chain have already occurred as a result of the COVID-19 health crisis and may continue to occur in the future, adversely affecting our business and results of operations.

As a result of the COVID-19 outbreak, and the corresponding reduction in our sales, we had to institute a number of measures to manage liquidity and reduce costs. See Note 3(f) to the Consolidated Financial Statements. These efforts may not be enough to offset anticipated declines in revenue, including the loss of sales related to store and Italian plant closures, and may negatively affect our ability to quickly resume operations when we are able to re-open all our points of sale.

As a result of our efforts to manage our liquidity, we may incur substantial reductions to the level of our expected capital expenditures for the fiscal year 2020. The exact scope of our capital plans for 2020 will depend on a variety of factors including the availability of other sources of capital and the way our business will perform for the entire duration of this health crisis. In addition, the effects of COVID-19 on our business, including as a result to actions taken by central and local government authorities in many countries in which we operate in response to the outbreak, may require changes to our real estate strategy and related capital expenditure and financing plans. For example, we may need to delay planned projects and store openings and defer our international retail expansion. In addition, we may continue to be required to make lease payments for our directly operated stores that have been closed, even if temporarily. Our efforts to mitigate the costs of delays and deferrals, store closures and other operational difficulties resulting from COVID-19, including negotiating with landlords and other third parties regarding the timing and amount of payments under existing contractual arrangements, may not be successful, and as a result, our real estate and planned investment strategy may have ongoing significant liquidity needs even as we scale back our operations and expansion cadence. While our general approach has been to target capital toward investments that we believe will achieve favorable returns for our shareholders, these decisions involve a significant amount of judgment regarding the availability of capital in future periods, especially during the current health emergency. In addition, our near-term decisions regarding the sources and uses of capital in our business will reflect and adapt to changes in market conditions and disruption in our business related to COVID-19.

The COVID-19 outbreak has also significantly increased economic uncertainty and has led to disruption and volatility in the global capital markets, which could increase the cost of and accessibility to capital. If we need to access the capital markets, there can be no assurance that financing may be available on attractive terms, if at all. If we are not able to access capital at the time and on terms that our business requires, we may encounter difficulty funding our business requirements including debt repayments when due. We may require waivers or amendments to our existing credit facilities and these requirements may trigger pricing increases from lenders for available credit. If we are not able to access credit to fund our business requirements for liquidity, or the cost of available credit increases, we may need to curtail our business operations including various business initiatives that require capital investment.

Substantially all of our management personnel, including those in our corporate office in Santeramo in Colle, Italy, are subject to shelter-in-place requirements, which have resulted in most of our management team being required to work remotely. These working arrangements as well as other related restrictions, including severe limitations on travel, may have an impact on our operations, management effectiveness and internal control over financial reporting. Although we have technology and other resources to support these new work requirements, there can be no assurance that we will not suffer material risks to our business, operations, productivity and results of operations as a result of these restrictions. If a significant percentage of our workforce is unable to work, including because of illness or travel or government restrictions in connection with COVID-19, our operations may be negatively impacted, potentially materially adversely affecting our business, liquidity, financial condition or results of operations.

Disruption caused by business responses to the COVID-19 outbreak, including working-from-home arrangements, may create increased vulnerability to cybersecurity incidents, including breaches of information systems security, which could damage our reputation and commercial relationships, disrupt operations, increase costs and/or decrease net revenues, and expose us to claims from customers, suppliers, financial institutions, regulators, payment card associations, employees and others, any of which could have a material adverse effect on our financial condition and results of operations.

The COVID-19 pandemic and mitigation measures have also had an adverse impact on global economic conditions as well as the business climate in our primary consumer markets, including, but not limited to, the U.S., China, the United Kingdom (“UK”), Italy and other Western European countries, which could have an adverse effect on our business and financial condition and our ability to regain previous sales levels as we reopen our retail locations. Our business also depends to some extent on conditions in financial markets. Previous downturns in the stock market were correlated with a reduction in consumer demands for our products. The Company’s business is particularly sensitive to reductions in discretionary consumer spending, which may be adversely impacted by a recession or fears of a recession, volatility and declines in the stock market and increasingly pessimistic consumer sentiment due to perceived or actual economic and/or health risks.

The ultimate magnitude of the impact of COVID-19, including the extent of its impact on our business and financial performance, will depend on numerous evolving factors that we may not be able to accurately predict, including: the length of time that the outbreak continues; its effect on our suppliers, logistics providers and the demand for our products; the duration of our points of sale closures; the effect of governmental regulations imposed in response to the outbreak; the effect on our customers, their communities and customer demand and ability to pay for our products and services, which may be affected by prolonged high unemployment, increased consumer debt levels, changes in net worth due to market conditions, and other factors that impact consumer confidence; disruptions or restrictions on our employees’ ability to work and travel, as well as uncertainty regarding all of the foregoing. We cannot at this time predict the full impact of the COVID-19 outbreak, but it could have a larger material adverse effect on our business, liquidity, financial performance and results of operations beyond what is discussed within this Annual Report. We will continue to actively monitor the COVID-19 situation and may take further actions that could alter our business operations as may be required by governmental authorities, or that we determine are in the best interests of our customers, employees, suppliers, partners, stockholders and communities.

The COVID-19 pandemic may also have the effect of heightening many of the other risks described in this “Risk Factors” section, including, but not limited to, those relating to our growth strategy, our supply chain, increased prices of our principal raw materials, increased energy costs and labor costs, disruption in operations, loss of key employees, our indebtedness, general economic conditions and our international operations.

The Group has a recent history of losses; the Group’s future profitability, financial condition and ability to maintain adequate levels of liquidity depend, to a large extent, on its ability to overcome macroeconomic and operational challenges — In 2019, the Group reported a loss of €33.7 million and an operating loss of €22.5 million, mainly as a result of declining sales, extraordinary costs related to the Italian workforce and customs duties imposed by the U.S. on goods imported from China. In 2018, the Group reported a profit of €33.1 million, mainly as a result of a €75.4 million gain following the finalization of the joint venture in China which occurred in July 2018, and an operating loss of €25.5 million. See “Item 5. Operating and Financial Review and Prospects.” In 2017, the Group reported a loss of €30.8 million and an operating loss of €24.0 million, mainly resulting from both external factors and new operational challenges. During the 2013-2016 period, the Company implemented an intensive restructuring of its operations that led to an improving trend in its yearly operating loss.

From 2017 through 2019, the Group concentrated its efforts on the expansion of the Group’s retail network of mono-brand stores, both directly and franchised operated. This activity required significant upfront costs at both the regional and HQ level. Most of the newly opened mono-brand stores were not fully productive during the first months following their openings and, therefore, investments in the retail and marketing organization were, at the beginning, not adequately returned by sales. While the Group expects the newly opened mono-brand stores will progressively improve in productivity to absorb such up-front costs, there is a chance that these investments will not be recouped.

As in previous years, the Group continues to operate in a persistently difficult macroeconomic environment affecting the furniture industry (particularly evident in some mature markets, such as Europe).

In response to this difficult macroeconomic environment, in 2014, the Group started the restructuring of its operations, including by reducing its Italian workforce. The Group may continue to be affected by difficult macroeconomic conditions and may face operational challenges going forward.

In addition, during the last eight years, pursuant to our obligations under the Italian Reorganization Agreements (as defined in Item 10. Additional Information—Material Contracts”), the Group incurred aggregate financial obligations in the amount of € 46.6 million (€3.8 million, €1.4 million, €16.9 million, €4.5 million, €4.5 million, €13.5 million, €1.4 million and €0.6 million for the years 2019, 2018, 2017, 2016, 2015, 2014, 2013 and 2012, respectively) in connection with an incentive program aimed at reducing redundant employees.

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

The Group has redundant workers at its Italian operations. This remains an unresolved issue and the management of such redundant workers may not be successful and, therefore, could significantly impact our operations, earnings and liquidity in the foreseeable future — In May 2017, the Italian Supreme Court rejected the Company’s appeal of a lawsuit brought by two former employees of the Company relating to the implementation of the Cassa Integrazione Guadagni Straordinaria (“CIGS”), an Italian temporary lay-off program, ruling in favor of the plaintiffs. As a result of this decision, the Company accrued €9.3 million in the “Provision for legal claims” included in the “Provisions (non-current)” caption of the Company’s statement of financial position. In October 2016, the Company laid off 176 workers as part of an organization restructuring, 166 of which were then re-employed in the second half of 2017 as the Bari Labor Court deemed the dismissals to have been carried out improperly. In December 2017, the Company and the Italian institutions representing those workers agreed to extend the scope of an agreement signed by the Company and the Minister of Labour and Social Politics in 2015 to reduce working hours per day (the “Solidarity Agreement”), in order to lessen the impact of re-employments in 2018. Pursuant to the Solidarity Agreement, a higher number of workers, as compared to the Company’s need, may continue to work at the Company, though with a salary reduction that is less than proportional to the reduction in working hours (as a result of government financial support).

In December 2018, the Company, along with trade unions and relevant Italian authorities, agreed to extend the Solidarity Agreement for a one-year period ending in December 2019 and signed an agreement allowing the Company to benefit from CIGS for up to 491 employees, for a period of 24 months, in order to support the Company’s reorganization process. Furthermore, the parties involved agreed to set up an incentive plan for staff who would voluntarily terminate their employment relationship in 2019.

In December 2019, the Company, along with trade unions and relevant Italian authorities, agreed to extend the Solidarity Agreement through September 2020 and signed an agreement allowing the Company to benefit from CIGS for up to 487 employees, until the end of December 2020, in order to support the Company’s reorganization process. Furthermore, the parties involved agreed to set up an incentive plan for staff who would voluntarily terminate their employment relationship in 2020.

For information on the probable contingent liability related to legal procedures initiated by several third parties as a result of these past events, see Note 23 of the Consolidated Financial Statements.

Global economic conditions may affect the Group’s business and could significantly impact our operations, sales, earnings and liquidity in the foreseeable future — Our sales volumes and revenues may be affected by overall general economic conditions. For example, a significant decline in the global economy, or in consumers’ confidence could have a material adverse effect on our business. Deteriorating general economic conditions, including as a result of the recent coronavirus (COVID-19) outbreak, may affect disposable incomes and reduce consumer wealth, thus affecting client demand, which may negatively impact our profitability and put downward pressure on our prices and volumes. Many factors, all of which are generally beyond our control, affect the level of consumer spending in the home furnishing industry, including the state of the economy as a whole, stock market performance, interest and exchange rates, inflation, political uncertainty, the availability of consumer credit, tax rates, unemployment levels and other matters that influence consumer confidence. In general, sales of home furnishing goods tend to decline during recessionary periods when the level of disposable income tends to be lower or when consumer confidence is low. We distribute our products internationally and we may be affected by downturns in general economic conditions or uncertainties regarding future economic prospects that may affect the countries in which we sell a significant portion of our products. In particular, the majority of our current sales are in the European Union (“EU”) and in the U.S.; if we are unable to expand in emerging markets, a downturn in mature economies, such as the EU and the U.S., may negatively affect our results of operations and financial performance.

More specifically, there are many risks to the global macro-economic outlook in 2020, including (among other things): the COVID-19 pandemic and uncertainties related to its duration and severity, as described in “— The global outbreak of COVID-19 has had, and is expected to continue to have, an adverse impact on our business, operations and results;” monetary policy uncertainty; geopolitical tensions globally; political tensions in Europe; unsolved sovereign debt issues in many Southern European countries; threats to globalization by renewed protectionism, including tensions between the U.S. and China regarding trade relations and tariffs; uncertainties related to the UK withdrawal from the EU (“Brexit”); high levels of government, corporate and consumer indebtedness in various countries (including high levels of indebtedness in emerging markets) and a potentially significant slowdown in China’s growth.

In the EU, in particular, despite measures taken by several governments and monetary authorities to provide financial assistance to certain Eurozone countries and to avoid default on sovereign debt obligations, concerns persist regarding the debt burden of several countries. These concerns, along with the significant fiscal adjustments carried out in several countries, intended to manage sovereign credit risk, have led to further pressure on economic growth and may lead to new periods of recession, especially in light of the COVID-19 pandemic. Furthermore, a resurgence of the sovereign debt crisis in Europe could diminish the banking industry’s ability to lend to the real economy, thus creating a negative spiral of declining production, higher unemployment and a weakening financial sector.

In addition, uncertainties regarding future trade arrangements and industrial policies in various countries create additional macroeconomic risk. Following the UK’s withdrawal from the EU on January 31, 2020, an 11-month transition period started during which EU rules will continue to apply in the UK. During this period, the UK and the EU will seek to reach an agreement about their future relationship. However, there can be no assurance that such agreement will be reached prior to the end of the transition period. Although we believe that Brexit will not have a direct material impact on our operations or tax expense, the form of Brexit remains uncertain and may result, among other risks, in greater restrictions on imports and exports between the UK and EU countries, a fluctuation in currency exchange rates and additional regulatory complexity as well as further global economic uncertainty, all of which could have a material adverse effect on our business, financial condition and results of operations. Additionally, any policy to discourage import into the U.S. of home furnishings manufactured elsewhere could adversely affect our operations. Any new policies and any steps we may take to address such new policies may have an adverse effect on our business, financial condition and results of operations.

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

The Group’s ability to generate the significant amount of cash needed to service our debt obligations and comply with our other financial obligations, and our ability to refinance all or a portion of our indebtedness or obtain additional financing depends on multiple factors, many of which may be beyond our control — Our ability to make scheduled payments due on our existing and anticipated debt obligations and on our other financial obligations, and to refinance and to fund planned capital expenditure and development efforts will depend on our ability to generate cash. See “— The Group has a recent history of losses; the Group’s future profitability, financial condition and ability to maintain adequate levels of liquidity depend to a large extent on its ability to overcome macroeconomic and operational challenges.” We will need to generate sufficient operating cash flow from our operations to service our current and future projected indebtedness. Our ability to obtain cash to service our existing and projected debts is subject to a range of economic, financial, competitive, legislative, regulatory, business and other factors, many of which are beyond our control. We may not be able to generate sufficient cash flow from our operations to satisfy our existing and projected debt and other financial obligations, in which case, we may have to undertake alternative financing plans, sell assets, reduce or delay capital investments, or seek to raise additional capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the financial markets and our financial condition at such time. To the extent we have borrowings under bank overdrafts and short-term borrowings that are payable upon demand or which have short maturities, we may be required to repay or refinance such amounts on short notice, which may be difficult to do on acceptable financial terms or at all.

Given the fast-moving nature of the COVID-19 health crisis, and the corresponding impact on financial markets and the economy as a whole, there is an enhanced degree of uncertainty regarding the Company’s capital position and availability of capital to fund the Company’s liquidity requirements. Recognizing the significant threat to the liquidity of financial markets posed by COVID-19, most of the central banks and governments all over the world have taken dramatic actions to provide liquidity to the relevant banking systems and businesses. There can be no assurance that these interventions will be successful and that the financial markets will not experience significant contractions in available liquidity. While the Company may receive financial, tax or other relief and other benefits under and as a result of laws passed by the Italian and other countries’ governments, it is not possible to estimate at this time the availability, extent or impact of any such relief. In addition, store closures and other operational difficulties faced by the Company may negatively affect the Company’s financial condition and restrict the availability of liquidity for its operational needs, and access to additional funds may be difficult as a result of the disruptions in the global financial markets due to COVID-19. See “— The global outbreak of COVID-19 has had, and is expected to continue to have, an adverse impact on our business, operations and results.”

At December 31, 2019, we had €24.2 million of bank overdraft and short-term borrowings outstanding. In addition, while we had €39.8 million of cash and cash equivalents at December 31, 2019, 41.6% of this amount was held by our Chinese subsidiaries. We cannot assure you that any refinancing or restructuring would be possible, that any assets could be sold, or, if sold, of the timing of the sales or the amount of proceeds that would be realized from those sales. We cannot assure you that additional financing could be obtained on acceptable terms, if at all, or would be permitted under the terms of our various debt instruments then in effect. Our failure to generate sufficient cash flow to satisfy our existing and projected debt obligations, or to refinance our obligations on commercially reasonable terms, would have an adverse effect on our business, financial condition and results of operations.

The Company uses a securitization program to manage liquidity risk. Should such program be terminated, the Company’s ability to manage such risk will be impaired — As a means to manage liquidity risk, in July 2015, the Company entered into a non-recourse securitization agreement (the “Securitization Agreement”) with an affiliate of Banca Intesa (the “Assignee”). Under the Securitization Agreement, the Company assigns certain customer receivables to the Assignee in exchange for short-term credit, thereby providing the Company with an important and stable source of short-term funding. The Company’s ability to continue using this tool to mitigate liquidity risk depends on the assigned receivables meeting certain credit criteria, one such criterion being the continued solvency of the customers owing such receivables. If these criteria are not met, including, for example, because the credit quality of the Company’s customers deteriorates, the Securitization Agreement may be terminated, thereby depriving the Company of an important tool for managing liquidity risk. The Securitization Agreement is set to expire in July 2020. We cannot guarantee that we will renew it or enter into a new securitization agreement at the same or similar terms, if at all.

The Group’s operations have benefited in 2019 and in previous years from temporary work force reduction programs that, if not continued, may have an impact on the Group’s future performance — Due to the persistently difficult business environment that has negatively affected the Group’s sales performance over the years, the Company has in recent years entered into a series of agreements with Italian trade unions and the relevant Italian Ministry pursuant to which government funds have been used to pay a substantial portion of the salaries of redundant workers who are subject to either layoffs (as in the case of CIGS, an Italian temporary lay-off program) or reduced work schedules (as in the case of the Solidarity Agreement). See “—The Group has redundant workers at its Italian operations. This remains an unresolved issue and the management of such redundant workers may not be successful and therefore, could significantly impact our operations, earnings and liquidity in the foreseeable future.” The Company’s inability to continue reducing redundant structural staff and the related cost of labor could have an adverse effect on our financial condition, results of operations, and cash flows.

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

We may not execute our Plan, successfully or in a timely manner, which could have a material adverse effect on our results of operations or on our ability to achieve the objectives set forth in our plans — In October 2019, the Board of Directors adopted a business plan for the 2020-2024 period (the “Plan”). The Plan focuses on several cornerstones including: a) increased focus on controlled distribution through mono-brand stores, both owned and franchises, in priority markets; b) revision of our production structure, including our collaboration with external industrial partners; c) sale of assets that are no longer in line with our strategy; d) streamlining our processes and costs. More generally, the Plan provides for management, administrative and financial measures designed to enable the Company to return to profitability within the period covered by the plan. Following the COVID-19 outbreak, the Company had to revise the Plan, both for the current year and for the years to come, to take into account the high degree of uncertainty of the current business scenario.

The profitability of our operations depends on the successful and timely execution of the revised Plan. Failure to successfully and timely achieve the objectives included in the Plan could result in a failure to reduce costs and improve sales and, hence, generate losses for the Group.

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

In addition, with the vast majority of our revenue deriving from the sale of leather-upholstered furniture, consumers have the choice of purchasing upholstered furniture in a wide variety of styles and materials, and consumer preferences may change. There can be no assurance that the current market for leather-upholstered furniture will grow consistently with our internal projections or that it will not decline.

Demand for furniture is cyclical and may fall in the future — Historically, the furniture industry has been cyclical, fluctuating with economic cycles, and sensitive to general economic conditions, housing starts, interest rate levels, credit availability and other factors that affect consumer spending habits. Due to the discretionary nature of most furniture purchases and the fact that they often represent a significant expenditure to the average consumer, such purchases may be deferred during times of economic uncertainty such as those being currently experienced due to the COVID-19 pandemic and its negative impact on general economic conditions.

The furniture market is highly competitive — The Group operates in a highly competitive industry that includes a large number of manufacturers. No single company has a dominant position in the industry. Competition is generally based on product quality, brand name recognition, price and service.

The Group principally competes in the upholstered furniture sub-segment of the furniture market. In Europe, the upholstered furniture market is highly fragmented. In the U.S., the upholstered furniture market includes a number of relatively large companies, some of which are larger and have greater financial resources than the Group. Some of the Group’s competitors offer extensively advertised, well-recognized branded products.

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

Fluctuations in currency exchange rates and interest rates may adversely affect the Group’s results — The Group conducts a substantial part of its business outside of the Euro-zone and is exposed to market risks stemming from fluctuations in currency and interest rates. In particular, an increase in the value of the Euro relative to other currencies used in the countries in which the Group operates has in the past, and may in the future, reduce the relative value of the revenues from its operations in those countries, and therefore may adversely affect its operating results or financial position, which are reported in Euro. In addition to this risk, the Group is subject to currency exchange rate risk to the extent that its costs are denominated in currencies other than those in which it earns revenues. In 2019, 66% of the Group’s revenue and almost 46% of its costs were denominated in currencies other than the Euro. The Group also holds a substantial portion of its cash and cash equivalents in currencies other than the Euro, including a large amount in Chinese Yuan (“CNY” or “RMB”). The Group is therefore exposed to the risk that fluctuations in currency exchange rates may adversely affect its results, as has been the case in recent years. This risk may be particularly relevant during 2020. Factors like the recent COVID-19 outbreak and oil price drop have resulted in a volatility spike in foreign exchange markets in the first months of 2020 and may cause continued fluctuations in currency exchange rates for the rest of 2020.

In addition, foreign exchange movements might also negatively affect the relative purchasing power of our clients which could also have an adverse effect on our results of operations.

Although we seek to manage our foreign currency risk in order to minimize negative effects from rate fluctuations, including through hedging activities, there can be no assurance that we will be able to do so successfully. Therefore, our business, results of operations and financial condition could be adversely affected by fluctuations in market rates, particularly during times of high volatility, such as those currently experienced due to the adverse effects of the COVID-19 outbreak on financial markets.

In the normal course of business, the Group also faces risks that are either non-financial or non-quantifiable. Such risks principally include country risk, credit risk and legal risk. For more information about currency and interest rates risks, see “Item 11. Quantitative and Quality Disclosures about Market Risk.”

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

Compliance with laws may be costly, and changes in laws could make conducting our business more expensive or otherwise change the way we do business — We are subject to numerous regulations, including labor and employment, customs, truth-in-advertising, consumer protection, e-commerce, privacy, health and safety, real estate, environmental and zoning and occupancy laws, and other laws and regulations that regulate the operations in our stores, plants and suppliers or otherwise govern our business. In addition, to the extent we expand our operations as a result of engaging in new business initiatives or product lines or expanding into new international markets, we become subject to further regulations and regulatory regimes. We may need to continually reassess our compliance procedures, personnel levels and regulatory framework in order to keep pace with the numerous business initiatives that we are pursuing, and there can be no assurance that we will be successful in doing so. If the regulations applicable to our business operations were to change or were violated by us or our vendors or buying agents, the costs of certain goods could increase, or we could experience delays in shipments of our goods, be subject to fines or penalties, or suffer reputational harm, which could reduce demand for our products and harm our business and results of operations.

In addition to increased regulatory compliance requirements, changes in laws could make ordinary conduct of our business more expensive or require us to change the way we do business. For example, public health officials and other governmental authorities in various countries in which we operate have adopted numerous mitigation measures to address the spread of COVID-19, in particular to discourage people from congregating in public, commercial or private spaces. Central and local authorities around the world, and in some instances mall and shopping center owners, have implemented a number of different directives that encourage or require changes in our business practices including requirements to close our points of sale and to curtail various aspects of our business operations. The scope and duration of these directives is evolving and not entirely clear. For a discussion of the impacts of temporary closure requirements on our business, see “— The global outbreak of COVID-19 has had, and is expected to continue to have, an adverse impact on our business, operations and results.” In addition, changes in laws related to treatment of employees, including laws related to limitations on employee hours, supervisory status, leaves of absence, mandated health benefits or overtime pay, could negatively impact us by increasing compensation and benefits costs for overtime and medical expenses.

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

The Group has opened manufacturing operations in China, Brazil and Romania and in some cases was granted tax benefits and export incentives by the relevant governmental authorities in those countries. There can be no assurance that the Group will benefit from such tax benefits or export incentives in connection with future investments.

Failure to protect our intellectual property rights could adversely affect us — We believe that our intellectual property rights are important to our success and market position. We attempt to protect our intellectual property rights through a combination of patent and trademark laws, as well as licensing agreements and third-party nondisclosure and assignment agreements or confidentiality and restricted use agreements. We believe that our patents, trademarks and other intellectual property rights are adequately supported by applications for registrations, existing registrations and other legal protections in our principal markets. However, we cannot exclude the possibility that our intellectual property rights may be challenged by others or that agreements designed to protect our intellectual property will not be breached, or that we may be unable to register our patents, trademarks or otherwise adequately protect them in some jurisdictions.

The Company relies on information technology to operate its business, and any disruption to its technology infrastructure could harm the Company’s operations — We operate many aspects of our business including financial reporting, and customer relationship management through server and web-based technologies. We store various types of data on such servers or with third parties who in turn store it on servers and in the “cloud”. Any disruption to the internet or to the Company’s or its service providers’ global technology infrastructure, including malware, insecure coding, “Acts of God,” attempts to penetrate networks, data theft or loss and human error, could have adverse effects on the Company’s operations. A cyber-attack of our systems or networks that impairs our information technology systems could disrupt our business operations and result in loss of service to customers. We have a business continuity plan, a disaster recovery plan and cybersecurity tests designed to protect and preserve the integrity of our information technology systems and the business continuity. Our ability to keep our business operating effectively depends on the functional and efficient operation of our information, data processing and telecommunications systems, including our design, procurement, manufacturing, inventory, sales and payment process. While we have invested and continue to invest in information technology risk management, cybersecurity and disaster recovery plans, these measures cannot fully insulate the Company from technology disruptions or data theft or loss and the resulting adverse effect on the Company’s operations and financial results.

The price of the Group’s principal raw materials and energy costs are difficult to predict. In 2019, 81% of the Group’s total upholstered net sales came from leather-upholstered furniture sales. The acquisition of cattle hides represented approximately 21% of 2019 total cost of goods sold. The dynamics of the raw hides market are dependent on the consumption of beef, the levels of worldwide slaughtering, worldwide weather conditions and the level of demand in a number of different sectors, including footwear, automotive, furniture and clothing.

More generally, changes in prices for raw materials are dependent on a number of factors beyond our control, including: macroeconomic factors that may affect commodity prices; changes in supply and demand; general economic conditions; significant political events; labor costs; competition; import duties, tariffs, anti-dumping duties and other similar costs; currency exchange rates and government regulation; and events such as natural disasters and widespread outbreaks of infectious diseases (such as the recent outbreak of COVID-19). In addition, energy costs have fluctuated dramatically in the past and, in recent periods, energy prices have been declining and could experience significant volatility in the near term. Depending on the nature of changes in these different factors that affect our business, we may experience an adverse impact on our business for different reasons including increased costs of operation or lower demand for our products. We may experience slower demand from customers in markets that depend upon energy prices for a portion of their economic activity.

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

Changes in tax laws may affect our results — We are subject to income taxes in Italy and other jurisdictions. Changes in tax laws, regulations, or administrative practices in those jurisdictions could affect our financial position and results of operations. For example, the U.S. tax reform legislation commonly referred to as the U.S. Tax Cuts and Jobs Act of 2017 (the “2017 Tax Act”) significantly changed the U.S. federal income tax rules applicable to U.S. corporations, including by reducing the maximum statutory corporate income tax rate from 35% to 21% as of January 1, 2018. Accounting for the income tax effects of the 2017 Tax Act requires significant judgments in interpretation of its provisions, which may be affected by additional guidance that may be issued by the U.S. Treasury Department, the IRS, and standards-setting bodies. We completed our evaluation of the impact of the 2017 Tax Act on our U.S. operations and no material impact has arisen for the 2018 and 2019 financial statements. More recently, certain jurisdictions in which we are subject to income taxes, including Italy and the U.S., have enacted changes in tax laws and procedures in response to the outbreak of COVID-19 and its consequences. For example, in the U.S., the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), enacted on March 27, 2020, introduced substantial changes to the U.S. tax code, including a temporary increase to the limitations on deductibility of business interest expense and temporary waiver of certain limitations on the use of net operating losses, in addition to making other changes. The impact of such changes, including by means of the CARES Act, on our financial position and results of operations is currently uncertain.

Investors may face difficulties in protecting their rights as shareholders or holders of ADSs — The Company is incorporated under the laws of the Republic of Italy. As a result, the rights and obligations of its shareholders and certain rights and obligations of holders of its ADSs are governed by Italian law and the Company’s statuto (or the By-laws). These rights and obligations are different from those that apply to U.S. corporations. Furthermore, under Italian law, holders of ADSs have no right to vote the shares underlying their ADSs; however, pursuant to the Deposit Agreement (as defined below), ADS holders do have the right to give instructions to BNY Mellon, National Association (“BNY” or the “Depositary”), the ADS depositary, as to how they wish such shares to be voted. For these reasons, the Company’s ADS holders may find it more difficult to protect their interests against actions of the Company’s management, board of directors or shareholders than they would if they were shareholders of a company incorporated in the United States.

One shareholder has a controlling stake of the Company — Mr. Pasquale Natuzzi, founder of the Company and its CEO and chairman of the Board of Directors, beneficially owns, as of the date of this Annual Report, an aggregate amount of 30,967,521 ordinary shares of the Company (the “Ordinary Shares”), representing 56.5% of the Ordinary Shares outstanding (61.6% of the Ordinary Shares outstanding if the Ordinary Shares owned by members of Mr. Natuzzi’s immediate family (the “Natuzzi Family”) are aggregated). As a result, Mr. Natuzzi has the ability to exert significant influence over our corporate affairs and to control the Company, including its management and the selection of its board of directors. Since December 16, 2003, Mr. Natuzzi has held his entire beneficial ownership of Natuzzi S.p.A. shares through INVEST 2003 S.r.l., an Italian holding company wholly-owned by Mr. Natuzzi with its registered office located at Via Gobetti 8, Taranto, Italy.

In addition, under the Deposit Agreement dated as of May 15, 1993, as amended and restated from time to time (the “Deposit Agreement”), among the Company, the Depositary, and owners and beneficial owners of ADSs, the Natuzzi Family has a right of first refusal to purchase all the rights, warrants or other instruments which BNY Mellon, as Depositary under the Deposit Agreement, determines may not lawfully or feasibly be made available to owners of ADSs in connection with each rights offering, if any, made to holders of Ordinary Shares.

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

The Italian financial transaction tax (the “IFTT”) applies with respect to trades entailing the transfer of (i) shares or equity-like financial instruments issued by companies resident in Italy, such as the Ordinary Shares; and (ii) securities representing the shares and financial instruments under (i) above (including depositary receipts such as the ADSs), regardless of the residence of the issuer. The IFTT may also apply to the transfer of Ordinary Shares and ADSs by a U.S. resident. The IFTT does not apply to companies having an average market capitalization lower than €500 million in the month of November of the year preceding the year in which the trade takes place. In order to benefit from this exemption, companies whose securities are listed on a foreign regulated market, such as the Company, need to be included on a list published annually by the Italian Ministry of Economy and Finance. The Company is in the process of starting the relevant procedures to be included in such list by the end of 2020. For so long as the Company is not included in such list, investors in the Ordinary Shares and ADSs may be exposed to increased transaction costs. See “Item 10. Additional Information—Other Italian Taxes—Italian Financial Transaction Tax.”

ITEM 4.	INFORMATION ON THE COMPANY

Introduction

History and development of the Company — Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is Italy’s largest furniture house and one of the most important global players in the furniture industry with an extensive manufacturing footprint and a global retail network. Natuzzi is the best-known

European lifestyle brand in the upholstered furniture industry worldwide (Brand Awareness Monitoring Report—Ipsos 2018). Continuous stylistic research, creativity, innovation, solid craftsmanship, industrial know-how and integrated management throughout the entire value chain are the mainstays that have made Natuzzi one of the few players with global reach in the furniture market. Natuzzi S.p.A. has been listed on the New York Stock Exchange since May 13, 1993. For additional information on the Company’s listing on the New York Stock Exchange, see “Item 9. The Offer and Listing—Trading Markets.” Always committed to social responsibility and environmental sustainability, Natuzzi S.p.A. is ISO 9001 and 14001 certified (Quality and Environment), OHSAS 18001 certified (Safety on the Workplace) and FSC® certified (Forest Stewardship Council). The Company first targeted the U.S. market in 1983 and subsequently began entering other markets. Currently, the distribution network covers approximately 100 countries on five continents.

The brand portfolio of the Group includes three main brands: Natuzzi Italia, Natuzzi Editions and Divani&Divani by Natuzzi. For a detailed description of the brand and its target markets, see “Strategy—The Brand Portfolio Strategy” and “Products” below. The Group also offers unbranded products within a dedicated business unit to meet the specific needs of key accounts.

As of March 31, 2020, the Group distributed its products as follows:

•

Natuzzi Italia: 237 Natuzzi Italia stores (of which 40 mono-brand stores directly operated by the Group and 11 Natuzzi Italia concessions, i.e., store-in-store points of sale, directly managed by the Mexican subsidiary of the Group). In addition, there are Natuzzi Italia galleries (store-in-store points of sales managed by independent partners) worldwide. The Natuzzi Re-vive® recliner is included in the Natuzzi Italia offering.

•	Natuzzi Editions: 249 stores in addition to galleries.

•	Divani&Divani by Natuzzi: 69 stores, almost entirely located in Italy, of which 14 directly operated by the Group.

•

Private label: includes our unbranded products and is currently marketed in North America, Europe, Brazil and the Asia-Pacific region principally through a selected number of furniture wholesale distributors.

Every year, the Group presents its products at the world’s leading furniture fairs, such as Il Salone del Mobile in Milan, Italy, IMM in Cologne, Germany, Furniture Market in High Point, North Carolina, U.S., 100% Design in London, United Kingdom, among others. Due to the COVID-19 pandemic, the 2020 edition of Il Salone del Mobile has been cancelled.

The statuto (or By-laws) of the Company provides that the duration of the Company is until December 31, 2050. The Company, which operates under the trademark “Natuzzi,” is a società per azioni (joint stock company) organized under the laws of the Republic of Italy and was incorporated in 1959 by Mr. Pasquale Natuzzi, who is currently the CEO, chairman of the Board of Directors and controlling shareholder of the Company. Most of the Company’s operations are carried out through various subsidiaries that individually conduct a specialized activity, such as leather processing, foam production and shaping or furniture manufacturing.

The Company’s principal executive offices are located at Via Iazzitiello 47, 70029 Santeramo in Colle, Italy, which is approximately 25 miles from Bari, in Southern Italy. The Company’s telephone number is: +39 080 882-0111. The Company’s general sales agent subsidiary in the United States is Natuzzi Americas, Inc. (“Natuzzi Americas”), located at 130 West Commerce Avenue, High Point, North Carolina 27260. Natuzzi Americas’ telephone number is: +1 336 887-8300.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is www.sec.gov. The Company’s Internet website is www.natuzzi.com.

Organizational Structure

Natuzzi S.p.A. is the parent company (the “Parent Company”) of the Natuzzi Group. As of December 31, 2019, the Company’s principal operating subsidiaries were:

Name	Percentage of ownership 31/12/2019	Value of share/ quota capital	Registered office	Activity
Italsofa Romania S.r.l.	100.00	RON 109,271,750	Baia Mare, Romania	(1)
Natuzzi (China) Ltd	100.00	CNY 106,414,300	Shanghai, China	(1)
Italsofa Nordeste S/A	100.00	BRL 157,654,283	Salvador de Bahia, Brazil	(1)
Natco S.p.A.	99.99	EUR 4,420,000	Santeramo in Colle, Italy	(2)
I.M.P.E. S.p.A.	100.00	EUR 1,000,000	Bari, Italy	(3)
Nacon S.p.A.	100.00	EUR 2,800,000	Santeramo in Colle, Italy	(4)
Lagene S.r.l.	100.00	EUR 10,000	Santeramo in Colle, Italy	(4)
Natuzzi Americas Inc.	100.00	USD 89	High Point, NC, USA	(4)
Natuzzi Iberica S.A.	100.00	EUR 386,255	Madrid, Spain	(4)
Natuzzi Switzerland AG	100.00	CHF 2,000,000	Dietikon, Switzerland	(4)
Natuzzi Germany Gmbh	100.00	EUR 25,000	Köln, Germany	(4)
Natuzzi Japan KK	100.00	JPY 28,000,000	Tokyo, Japan	(4)
Natuzzi Services Limited	100.00	GBP 25,349,353	London, UK	(4)
Natuzzi UK Retail Limited	70.00	GBP 100	Cardiff, UK	(4)
Natuzzi Russia OOO	100.00	RUB 8,700,000	Moscow, Russia	(4)
Natuzzi India Furniture PVT Ltd	100.00	INR 16,200,000	New Delhi, India	(4)
Natuzzi Florida LLC	51.00	USD 4,955,186	High Point, NC, USA	(4)
Natmex S.DE.R.L.DE.C.V	99.00	MXN 69,195,993	Mexico City, Mexico	(4)
Natuzzi France S.a.s.	100.00	EUR 200,100	Paris, France	(4)
Softaly (Furniture) Shanghai Co. Ltd	96.50	CNY 100,000	Shanghai, China	(4)
Natuzzi Oceania PTI Ltd	100.00	AUD 320,002	Sydney, Australia	(4)
Natuzzi Netherlands Holding	100.00	EUR 34,605,000	Amsterdam, Holland	(5)
Italsofa Shanghai Ltd	96.50	CNY 124,154,580	Shanghai, China	(6)
Natuzzi Trade Service S.r.l.	100.00	EUR 14,000,000	Santeramo in Colle, Italy	(6)

(1)	Manufacture and distribution
(2)	Intragroup leather dyeing and finishing
(3)	Production and distribution of polyurethane foam
(4)	Services and distribution
(5)	Investment holding
(6)	Dormant

See Item 18 of this Annual Report for further information on the Company’s subsidiaries.

Strategy

Over the last several years, the Group has focused its efforts on brand strengthening, expanding its product offering and retail network, and efficiency improvements in both procurement and operations. At the same time, the Group has implemented cost control measures to streamline its headquarters-related costs.

Additionally, we launched a new Group organization in July 2016 based on two business models (retail and wholesale) and two divisions (the Natuzzi brand division and the Private label division). This strategy has remained consistent throughout 2017 and 2018.

In 2019, the Company further developed its sales organization by focusing on the specific needs of each of the three following channels: i) the global business retail channel, represented by mono-brand stores operated directly by the Group and by third-parties; ii) the global business branded wholesale channel, consisting mainly of galleries and distributors offering Natuzzi branded products; and iii) the global business Private label wholesale channel, addressing mass distributors.

i) Global Business Retail Channel – Based on its vertical integration strategy, during 2019 the Group continued to develop its global retail distribution presence, through both directly operated stores and franchise stores, under the Natuzzi Italia and Natuzzi Edition brands (the latter distributed in Italy and Portugal under the Divani&Divani by Natuzzi name). Our main goal was to implement the retail excellence business model in all stores. To be closer to the consumers, the Company worked on:

•	offering a wide variety of products;

•	increasing the customer’s shopping experience, redesigning our stores’ layout to offer innovative furniture solutions and design in line with the unique Italian style;

•	improving the level of in-store service (e.g., by offering complimentary interior design services) and after-sales service we offer.

The Group launched a streamlined and clear performance management process to accelerate the deployment of planned activities and a new incentive system linked to key store performance indicators; introduced a sales force evaluation process to assess and improve performance during the year and implemented marketing and promotional activities to increase in-store traffic.

ii) Global Business Branded Wholesale Channel — While scaling up the retail format, in 2019 the Company decided to improve the branded wholesale channel performance with a dedicated organization, both at headquarters and regional level.

Branded wholesale distribution, consisting mainly of Natuzzi-branded galleries in multi-brand stores, addresses specific groups of customers, each with specific needs in terms of products, price and service. In the branded wholesale distribution channel, Natuzzi Editions plays a major role. Its new brand identity, which reflects major investments in terms of product and style innovation, has generated great interest in our main customers. As a result, our partners started rolling out new galleries and/or refreshing existing ones, which we expect to result in an increase in our sales. Our ultimate goal is to have our partners open franchise mono-brand Natuzzi Editions stores.

iii) Global Business Private Label Wholesale Channel— This division produces and offers leather upholstery to the world’s largest wholesale distributors in the medium/low end of the market. The Private label division is the Group’s manufacturing project that dedicates its foreign plants (mainly in Eastern Europe and Asia) to selected large national retailers and department store resellers. This market segment is exposed to all competitors offering products at specific market price ranges, with consequent repercussions on our margins. In order to achieve greater efficiencies, economies of scale and regain competitiveness in this division, we will continue to focus on simplifying the Private label industrial project, by further evolving the engineering processes of the relevant product/model platforms. The Company’s plan for this division is to focus on a few selected primary customers in both North America and Europe and to properly implement these initiatives through a gradual process.

The Private label division has been most adversely affected by the trade dispute between the U.S. and China and, more generally, by increased price competition. For information on the Company’s revision of its industrial footprint as a result of these challenges, see “— Manufacturing.”

The Company has taken steps to sell some non-strategic assets, including two subsidiaries (tannery and foam operations based in Italy) and real estate properties in the U.S. and Italy. The sale of these assets should increase the flexibility of our operations and reduce working capital needs. The sale proceeds will be reinvested in the development of our business. The Group will also continue to streamline its overall cost structure also through 2020, with particular reference to its Italian operations.

The Brand Portfolio and Merchandising Strategy — The Group, through its three brands and its unbranded offering, competes in all price segments of the upholstered furniture market with an increasingly important offer of furnishings and accessories.

Natuzzi Edition and Divani&Divani by Natuzzi are two brands with different banners and store concepts, but with the same merchandising offer (i.e., same positioning and consumers target). Divani&Divani by Natuzzi is mostly focused on the Italian market where it was first launched, whereas Natuzzi Edition is distributed in other countries around the world.

Precise market segmentation, clear brand positioning and clearly defined customer and consumer targets are intended to enhance the Group’s competitive strengths in all market segments to gain market share through its different product lines, as described below.

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

b) Natuzzi Editions was initially designed specifically for the U.S. market. This collection includes a wide range of leather upholstery products, targeting the medium/medium-high segment of the market and leveraging the know-how and high credibility of the Natuzzi brand in the leather upholstery industry. Natuzzi Editions products are almost entirely manufactured at the Group’s overseas plants (Romania, China and Brazil) and are sold through mono-brand stores and galleries. The retail and merchandising format of Natuzzi Editions has evolved and now includes a wider offering of furnishings.

c) Divani&Divani by Natuzzi represents the branded retail network of the Group in the Italian market, made of both direct-owned stores and franchise stores.

d) The Private label (or unbranded) division is a key account program to compete in the entry price segments of the market by conducting business mainly through large distributors. Private label products are manufactured in the Group’s plants located in Romania, China and Brazil.

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

During 2019, 26 Natuzzi Italia stores were opened, 18 of which are located in China, and one in each of the U.S., Argentina, Bolivia, Brazil, Czech Republic, Italy, Kuwait and Vietnam.

Natuzzi Editions as well as the Divani&Divani by Natuzzi retail chains are characterized by a medium positioning in the upholstery business. During 2019, 75 Natuzzi Editions were opened (53 of which in China, eight in the UK and seven in Brazil) as well as seven Divani&Divani by Natuzzi stores in Italy.

As national and local governments have restricted travel, conferences, events and gatherings due to the COVID-19 outbreak and due to reductions in our liquidity position and the need to use capital for day-to-day operations, our efforts to expand our business internationally by establishing a new retail presence globally (including, but not limited to, the U.S., China, the UK, Italy and other Western European countries) will likely be negatively impacted during 2020.

Product Diversification and Innovation — The Group believes that it is crucial to display a coordinated product mix through its “harmony maker” offer. The “harmony maker” offer is a branded package in accordance with the latest trends in design, materials and colors, and includes high quality sofas, furnishings (including wall units, dining tables and chairs) and accessories, all of which are mainly developed in-house and presented in harmonious and personalized solutions. The Group has taken a number of steps to broaden its product lines, including the development of new models, such as modular and motion frames, and the introduction of new materials and colors, including exclusive fabrics and microfibers. The Group believes that expanding its “harmony maker” offer will strengthen its relationships with the world’s leading distribution chains, which are interested in offering branded packages. The Group has also continued investing in the Natuzzi’s style center in Santeramo in Colle, Italy (the “Style Center”), which serves as a creative hub for the Group’s design activities.

Manufacturing

In response to recent challenges arisen in the global markets, and in particular the imposition of tariffs by the U.S. on goods imported from China, in the second half of 2019 the Group started a thorough revision of its industrial footprint, which will continue through 2020.

The first step of this revision process is the downsizing of our Chinese manufacturing plant, expected to be completed in the third quarter of 2020. Following the downsizing, our Chinese plant is expected to only serve the local market and the rest of the Asia-Pacific region.

As part of this new revision process, the Company has recently started outsourcing its production of unbranded products for some key U.S. accounts in Vietnam. Vietnam operations are expected to gradually serve the North American market, with a particular focus on our Private label offering. At the same time, the Company continues to explore further external industrial capacity in tariffs-free and low-cost European countries to increase its production volumes and competitiveness also in the EMEAI market.

Currently, our manufacturing facilities are located in Italy, Romania, China, and Brazil.

Our three Italian plants dedicated to the production of upholstered products and our two Italian warehouses are located either in or within a 25 kilometer radius of Santeramo in Colle, where the Group’s headquarters is located. Collectively, these sites extend over 120,000 square meters. As of December 31, 2019, these sites employed 1,534 workers, the majority of whom were subject to layoff programs. See “Item 6. Directors, Senior Managers and Employees—Employees.” With the exception of the South American market, the Italian plants are the exclusive producers of Natuzzi Italia products. In 2019, these plants generated about 49% of the Group’s total consolidated upholstery revenue.

Our Romanian plant is located in Baia Mare. Extending over 75,600 covered square meters (with the total area extending over about 400.000 square meters), it has been in operation since 2003. As of December 31, 2019, it employed 1,003 people, of whom 848 were laborers. It produces Natuzzi Editions and Private label products for the EMEAI market. In 2019, the Romanian plant produced about 20% of the Group’s total consolidated upholstery revenue.

Our Chinese plant is located in Shanghai, currently extending over 88,000 square meters. The Group has been in operation in China since 2002. As of December 31, 2019, it employed 869 people, of whom 802 were laborers. It manufactures Natuzzi Editions and Private label products for the Americas (with the exception of South America) and for the Asia-Pacific market. In 2019, our Chinese plant produced about 27% of the Group’s total consolidated upholstery revenue.

Our Brazilian plant is located in Salvador De Bahia. Extending over 28,700 square meters, it has been in operation since 2000. As of December 31, 2019, our Brazilian plant employed 218 people, of whom 166 were laborers. Since the end of 2016, in addition to Natuzzi Editions and Private label products, the Brazilian plant produces Natuzzi Italia branded products for the South America market.

We also have two additional plants in Italy: one in Udine (Natco S.p.A. (“Natco”)) dedicated to the production of leather and one near Naples (IMPE S.p.A. (“IMPE”)) dedicated to the production of flexible polyurethane foam. The Udine facility employed 140 workers as of December 31, 2019, of whom 120 were laborers. The IMPE facility employed 31 workers as of December 31, 2019, of whom 19 were laborers.

The Group’s facility for the production of polyurethane foam, IMPE, is engaged in the production of flexible polyurethane foam, and also sells foam to third parties because the facility’s production capacity is in excess of the Group’s needs. In 2012, IMPE obtained ISO 14001 certification in accordance with the environmental policy of the Natuzzi Group and also improved safety conditions at the plant. As part of the Group’s efforts to improve its production process, we have substituted some chemical compounds with more ecologically-friendly materials.

Our production operations retain many characteristics of hand-crafted production coordinated through a management information system that identifies each component of every piece of furniture by means of a bar-code system and facilitates its automatic transit and traceability through the different production phases up to the warehouse.

Beginning in 2013, we reviewed our sofa production model, under which sofas were traditionally assembled in a department-based factory (or “Isle Production” model), with a view toward implementing moving line-based manufacturing processes, with the aim to improve efficiency, quality and lead time. The moving line production model improves job area ergonomics by splitting products into lighter pieces at individual phases and also coordinates workers by ensuring that they work at a similar pace. The finished product tends to be of higher quality and produced more quickly.

The new moving lines were gradually introduced in all of the Group’s production facilities. The Group integrated the following production phases in the moving line production process within our plants: (a) direct integration with wood and foam suppliers to serve each plant according to daily needs (“just in time” supplying) with the advantage of reducing the stock level for semi-finished goods; and (b) leather cutting and sewing.

Raw Materials — The principal raw materials used in the manufacture of the Group’s products are hides (mainly cattle hides), fabrics, polyurethane foam, polyester fiber and wood.

The Group purchases hides from slaughterhouses and tanneries located mainly in Italy, Brazil, India, Germany, other countries in South America and Europe. The hides purchased by the Group are divided into several categories, with hides in the lowest categories being purchased mainly in South America and India. The hides in the middle categories are purchased in Europe or South America and hides in the highest-quality categories are purchased in Italy, Germany and the UK.

The supply of cattle hides is principally dependent upon the consumption of beef, rather than on the demand for leather.

During 2019, the prices for cattle hides significantly decreased compared to 2018. In 2019 the price of raw hides reached the lowest level in the last ten years, even lower than the previous record low in 2009. The current situation is quite uncertain, and due to the volatile nature of the hides market, there can be no assurance that current prices will remain stable or that price trends will not rise in the future. See “Item 3. Key Information—Risk Factors—The price of the Group’s principal raw materials and energy costs are difficult to predict.”

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

The Group obtains the chemicals for the production of polyurethane foam from major chemical companies located in Europe (including Germany, Italy and the UK) and the polyester fiber filling for its cushions from several suppliers located mainly in Indonesia, China, Taiwan and India. The chemical components of polyurethane foam are petroleum-based commodities, and the prices for such components are therefore subject to, among other things, fluctuations in the price of crude oil. The chemical components prices decreased significantly in 2019 compared with 2018 with a favorable impact on the prices of polyurethane foam. This trend continued through early 2020.

The Group also offers a collection of home furnishing accessories (tables, lamps, rugs, home accessories and wall units in different materials). Most of the suppliers are located in Italy, while some hand-made products (such as rugs) are made in India. The new collections of beds, bedroom furniture and bed linens are produced by Italian companies that are external to the Group. Before any items are introduced into our collection, they are tested in accordance with European and world safety standards. In the design phase particular attention is paid to the choice of innovative technological solutions that add value to the product and ensure long lasting quality.

Supply-Chain Management

The Logistics Department is responsible for monitoring the solutions in order to ensure their effectiveness. Additionally, in order to improve access to supply-chain information throughout the Group, the Logistics Department utilizes a portal that allows it and other departments (such as the Customer Service and Sales Department) to monitor the movement of goods through the supply-chain.

Production Planning (Order Management, Warehouse Management, Production, Procurement) — The Group’s commitment to reorganizing procurement logistics is aimed to:

•	develop a logistics-production model to customize the level of service to customers; and

•

optimize the level of the size of the Group’s inventory of raw materials and/or components. A procedure was implemented for the continuous monitoring of global finished products inventories in order to determine which in-stock goods are currently not being sold as part of our existing collections (as a result of being phased-out) and enable the different commercial branches to promote specific sales campaigns of these goods.

The Group also plans procurements of raw materials and components as follows:

(i) “On demand” for those materials and components (which the Group identifies by code numbers) that require a shorter lead time for order completion than the standard production planning cycle for customers’ orders. This system allows the Group to handle a higher number of product combinations (in terms of models, versions and coverings) for customers all over the world, while maintaining a high level of service and minimizing inventory size. Procuring raw materials and components “on demand” eliminates the risk that these materials and components would become obsolete during the production process; and

(ii) “Upon forecast” for those materials and components requiring a long lead time for order completion. The Group utilizes a forecast methodology that balances the Group’s desire to maintain low inventory levels against the Sales Department’s needs for flexibility in filling orders.

Lead times can be longer than those mentioned above when a high number of unexpected orders are received. Delivery times vary depending on the place of discharge (transport lead times vary widely depending on the distance between the final destination and the production plant).

Load Optimization and Transportation — The Group delivers goods to customers by common carriers. Those goods destined for the Americas and other markets outside Europe are transported by sea in 40-foot high cube containers, while those produced for the European market are generally delivered either by truck or by railway. In 2019, the Group shipped 5,641 containers overseas and approximately 4,475 full load mega-trailer trucks to European destinations.

With the aim of decreasing costs and safeguarding product quality, the Group uses a software that permits us to manage load optimization.

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

New models are the result of a constant information flow from the market, in which preferences are analyzed, interpreted and turned into a brief for designers in terms of style, function and price point. Designers draw the sketches of new products in accordance with the guidelines they are provided and, through collaboration with the prototype department, approximately 70 new sofa models are generally introduced each year. The diversity of customer tastes and preferences, as well as the Group’s inclination to offer new solutions, results in the development of products that are increasingly personalized. More than 100 highly qualified employees conduct the Group’s R&D efforts from its headquarters in Santeramo in Colle, Italy.

The Group’s wide range of products includes a comprehensive collection of sofas and armchairs with particular styles, coverings and functions, with more than two million combinations.

•

The Natuzzi Italia collection stands out for its choice of high-quality materials and finishes, as well as for the creativity and details of its design. As of December 31, 2019, this product line offered 120 models of sofas and armchairs and eight models of beds. With respect to furniture coverings, the Natuzzi Italia collection has 10 leather articles in 80 colors and 28 softcover articles in 138 colors. This collection also includes a selection of additional furniture pieces (such as wall units, coffee tables, tables, chairs, lamps and carpets) and accessories (including vases, mirrors, magazines racks, trays and decorative objects) to offer a complete suite of furnishings and with the aim of enabling the Group to develop a “lifestyle” brand.

•

The Natuzzi Editions and Divani&Divani by Natuzzi collection consisted of 124 models overall as of December 31, 2019. This vast range of models covers all styles from casual/contemporary to more traditional, suitable for all markets from Europe to Americas to Asia. This collection focuses on leather and offers 10 leather types available in 77 colors. In addition, a collection of eight fabric articles available in 60 colors was added to the line.

•

The Private label collection, as of December 31, 2019 had been significantly reduced to approximately 70 models, including exclusive models for key accounts. The products are mainly offered in top grain leather, but are also available in a bonded leather.

The Group operates in accordance with strict quality standards and has earned the ISO 9001 certification for quality and the ISO 14001 certification for its low environmental impact. The ISO 14001 certification also applies to the Company’s tannery subsidiary, Natco.

The Company pays particular attention to the comfort of its products and its certification. The evaluation process is based on an ergonomic-principle conformity check (gap analysis), which includes carrying-out several tests selected according to the required evaluation type and performed in the corresponding ergonomic reference areas. The Company carries out several types of ergonomic evaluations, including tests performed or supervised by experts (certified European ergonomists), CAD 3D evaluations and simulations, and tests with real users selected to represent the final users’ categories (e.g., through biomechanical analysis, usability/distraction tests, interviews, focus groups). Based on the specific product type and request, users are asked to interact with the tested products by performing representative tasks of a physical (biomechanical interaction) or cognitive nature (cognitive ergonomics). Such evaluations are carried out to determine the compliance of products with ergonomic principles and requirements established by the sector technical standards, and may result in an ergonomic certification.

Innovation

Since the end of 2013, the Company has been implementing a new production model based on the “lean production” principles.

The sofa production model, under which sofas were traditionally assembled in a department-based factory (or “isle production” model), was subject to review with a view toward implementing moving line-based manufacturing processes with the aim to improve efficiency, product quality and lead time. The moving line production model improves job area ergonomics by splitting products into lighter pieces at individual phases and coordinates workers by ensuring that they work at a similar pace. The finished product tends to be of higher quality and produced more quickly.

The moving line production system was implemented across all our plants by the end of 2015.

In an effort to reduce the overall complexity of the moving lines processes and increase productivity, a dedicated team was created in July 2014 (the “lean team”). This team is still in charge of the activities listed below, which are now part of our ordinary industrial process: (a) analysis of the main product platforms produced in different plants of the Group; (b) diagnosis of these platforms, resulting in the elimination of underperforming models; (c) simplification of production complexity, through the elimination of models, versions, coverings that turned out to be underperforming; (d) test and implementation, in collaboration with the University of Lecce, Italy, of a new software able to plan the production of all of the Group’s plants, with the ultimate goal of increasing the degree of repetitiveness in production, in order to reduce the complexity of production processes not only in individual plants but also in each production moving line; (e) use of an additional software necessary to define the best production sequence of models belonging to the same “family of products” (i.e., having similar components and similar production times) to be assembled and determine a correct balance between the various stations of the line.

In light of the encouraging results obtained in terms of reduced complexity and increased standardization of the moving lines processes, the Company also formalized the progressive implementation of a “last planner,” i.e. a planning tool scheduling the activity of every single moving line in all Natuzzi’s plants starting from September 2015.

In the field of process and product innovation, since 2013, the Group has implemented a modular industrial platform system. Industrial platforms represent an industrial base common to many models that can be technically and aesthetically modified in order to meet customers’ requests. The utilization of such platforms grants substantial benefits in terms of product simplification (easy assembly), management (fewer codes to be managed), quality (potentially fewer production failures), and production costs (economies of scale).

The Company is implementing the following programs and measures related to the product development process and product design and engineering systems:

•

a holistic quality-based approach to control the quality of the product based on the finite element method (“FEM”), expected to lead to reduced claims and increased customer satisfaction regarding product durability;

•

a dedicated comfort team, with the aim to improve the ergonomic and comfort performance of the prototyped sofas, also by introducing virtual seating and ergonomic IT solutions in order to increase the wellness comfort experience of customers;

•

a 3D designing system with the support of product data management. This system is expected to increase the effectiveness of our engineering team by facilitating product development activities and testing platforms and critical quality points.

The Company is also improving the design for manufacture and assembly strategy for product development and aligning it with the lean production system;

•	a visual management system within the product development process, making it possible to have a real-time understanding of product development requests;

•	an open innovation office with the aim to lead breakthrough innovations, procure innovative materials and collaborate with research institutes.

Beginning in July 2014, we built an experimental laboratory for simulating all single phases within a typical moving line at the Company’s headquarters in Santeramo in Colle. In this laboratory, our experts test ideas proposed by the lean team, with the aim of improving production efficiency, productivity, quality of finished products and workstation ergonomics. All the ideas that test successfully in this laboratory are expected to be implemented in all of the Group’s industrial plants. Since 2015, this laboratory has tested many new models and work methodologies.

R&D expenses, which include labor costs for the R&D department, design and modeling consultancy expenses and other costs related to the R&D department, were €3.7 million in 2019, €3.4 million in 2018 and €4.5 million in 2017.

Advertising

The Company’s marketing and communication strategy continues to focus on the retail business model. Similarly to our distribution model, our marketing and communication model relies heavily on a holistic and multichannel approach, which targets all possible touchpoints with consumers through innovative digital projects, advertising activities and specifically targeted events.

Our marketing and communication strategy is differentiated per branded product line. Specifically, we have adopted two different approaches, one for the Natuzzi Italia and Divani&Divani by Natuzzi brands and one for the Natuzzi Editions brand.

As for the Natuzzi Italia and Divani&Divani by Natuzzi brands, our strategy operates on three levels: lead nurture, field activation and customer retention. This strategy is implemented through the definition of promotional calendars with communication campaigns aimed at satisfying all three levels. Each promotional activity is differentiated geographically, with regard to both commercial terms and the products offered, thus adapting our offering of collections and our media coverage to the targeted demographics.

With regard to Natuzzi Italia, a particularly successful project in 2020 was the Augmented Store project. Carried out in partnership with Microsoft Corporation, this project entailed a new retail space where virtual and augmented reality, holographic displays and advanced 3D configurators coexist with the physical store to offer personalized services to our customers. Winner of the 2020 Retail Week Award, this project resulted in an increased conversion rate of orders, reduced time for customers to make purchase choices and reduced costs to set up shops. In addition to these direct benefits, the project also generated a large return in terms of media coverage. The Augmented Store project represents a further step in the direction of the “phygital” retail experience, which puts the end consumer at the center of all activities.

Additionally, we targeted high-end consumers, architects, designers, interior decorators and influencers in the design and lifestyle world with dedicated solutions and experiences, media coverage by the best interior design, fashion and lifestyle editorial firms, as well as with dedicated events during main industry events, such as Il Salone del Mobile in Milan and the Furniture Fair in Shanghai.

With regard to Divani & Divani by Natuzzi, we placed great emphasis on the production and launch of the new catalog, which has been physically and digitally distributed with dedicated campaigns. This communication tool continues to be fundamental for retail marketing activities and constitutes a fundamental asset in business to business marketing and commercial dynamics.

The second approach we implemented with regard to our marketing and communication strategy specifically focused on the distribution model of Natuzzi Editions, which needs to be supported through the development of content and marketing resources functional to local marketing calendars. Accordingly, we developed a digital marketing platform to simplify access to content to our global network. This digital marketing platform allows our network of distributors and store operators to plan and realize smarter and more dynamic marketing activities that are updated and consistent with the evolution of the brand itself. The production and wide distribution of a new catalog for Natuzzi Editions also had a positive impact, helping to share and communicate the brand’s added values and its evolutionary path.

Retail Development

The Group has remained focused on achieving the objectives of its retail development plan in its most important markets by opening new stores and closing/relocating those stores that have not met expected revenue goals.

Relocation and closing of existing non-performing points of sale continued during 2019 aimed to get to a more efficient distribution network.

During 2019, new openings of directly operated stores (“DOS”) were concentrated in strategic countries: one Natuzzi Italia DOS was opened in Sarasota, FL, U.S., one Natuzzi Italia DOS was opened in Italy, near Milan, and two Natuzzi Editions DOS were opened in Stockton and Stoke, UK, in continuity with our brand expansion strategy in the retail parks.

The Group continued to strengthen its retail development plan through the joint venture the Company signed for Greater China, where 18 Natuzzi Italia stores and 53 Natuzzi Editions stores openings took place during 2019.

In addition, in 2019, we opened 3 Natuzzi Italia stores and 10 Natuzzi Editions stores in South America, which we believe could offer further opportunities for growth.

The UK market continues to become more and more important for the Company, as demonstrated by six new Natuzzi Edition franchise stores openings in 2019. Concessions in the UK were closed in early 2019 since this type of store format was not in line with our retail development strategy goals in the UK.

Markets

The Group markets its products internationally as well as in Italy. Historically, the distribution of the Group’s product has been in the wholesale channel, which still represents a significant portion of the entire business.

The following tables show the number of Group stores (both directly operated and franchises) as of March 31, 2020 according to our principal geographic areas.

STORES		Natuzzi Italia	Natuzzi Editions	Divani&Divani by Natuzzi	TOTAL
Americas(1)	United States and Canada	13	2	0	15
	Other Americas	27	47	0	74

	Total Americas	40	49	0	89

EMEAI	Europe (excluding Italy)	68	18	2	88
	Italy	6	0	67	73
	Middle East, Africa and India	25	1	0	26

	Total EMEAI	99	19	69	187

Asia-Pacific	China (2)	77	178	0	255
	Other Asia-Pacific	21	3	0	24

	Total Asia-Pacific	98	181	0	279

TOTAL		237	249	69	555

1)	Includes the United States, Canada, Central and South America (including Brazil) (collectively, the “Americas”).
2)

Includes the Natuzzi stores (both directly operated and franchises) managed by Natuzzi Trading (Shanghai) Co., Ltd., owned by the Company with a 49% stake, following the agreement with the Kuka group. See “3. Asia-Pacific Region” below.

As of December 31, 2019, there were 11 Natuzzi Italia concessions, all directly managed by the Company’s Mexican subsidiary. In early 2019, the seven Natuzzi Italia concessions located in the UK were closed.

The following table shows the Group’s consolidated revenue of core products (including sales of upholstery sofas, beds and furnishings) broken down by geographic market and business division for each of the years indicated.

Core business consolidated net sales (millions of Euro)

	2019		2018		2017
Americas(1)	135.5	36.7%	135.1	33.2%	150.9	35.7%
Natuzzi(2)	105.1	28.5%	101.4	24.9%	109.4	25.9%
Unbranded	30.4	8.2%	33.7	8.3%	41.5	9.8%
EMEAI	169.4	46.0%	195.2	47.9%	196.3	46.4%
Natuzzi(2)	131.1	35.6%	140.1	34.4%	139.4	32.9%
Unbranded	38.3	10.4%	55.1	13.5%	56.9	13.5%
Asia-Pacific	63.9	17.3%	76.9	18.9%	75.9	17.9%
Natuzzi(2)	59.4	16.1%	71.4	17.5%	69.8	16.5%
Unbranded	4.5	1.2%	5.5	1.4%	6.1	1.4%

Total	368.8	100.0%	407.2	100.0%	423.1	100.0%

(1)	Includes the United States, Canada, Central and South America (including Brazil).
(2)

The “Natuzzi” brand includes the following lines of product: Natuzzi Italia, Natuzzi Editions and Divani&Divani by Natuzzi. Upholstered net sales under the “Natuzzi” brand also includes net sales of beds sold under the Natuzzi Italia line.

The following table shows the number of seats sold broken down by geographic market and business division for each of the years indicated:

Leather and Fabric Upholstered Furniture, Net Sales (in seats)

	2019		2018		2017
Americas(1)	370,141	36.3%	439,729	35.2%	504,171	38.4%
Natuzzi(2)	235,043	23.1%	275,371	22.0%	301,605	23.0%
Unbranded	135,098	13.2%	164,358	13.1%	202,567	15.4%
EMEAI	515,136	50.6%	658,348	52.7%	641,567	48.9%
Natuzzi(2)	296,208	29.1%	322,851	25.8%	322,741	24.6%
Unbranded	218,928	21.5%	335,497	26.8%	318,826	24.3%
Asia-Pacific	133,363	13.1%	152,069	12.2%	166,711	12.7%
Natuzzi(2)	111,932	11.0%	122,037	9.8%	129,632	9.9%
Unbranded	21,431	2.1%	30,032	2.4%	37,079	2.8%

Total	1,018,640	100.0%	1,250,146	100.0%	1,312,449	100.0%

(1)	Includes the United States, Canada, Central and South America (including Brazil).
(2)

The “Natuzzi” brand includes the following four lines of product: Natuzzi Italia, Natuzzi Editions and Divani&Divani by Natuzzi. Upholstered net sales under the “Natuzzi” brand also includes net sales of beds sold under the Natuzzi Italia line.

1. The Americas

In 2019, net sales from our core business (leather and fabric-upholstered furniture and beds, as well as furnishings) in the U.S. and the rest of the Americas (including Brazil) were €135.5 million, up 0.3% compared to 2018, whereas the number of seats sold decreased by 15.8%, to 370,141 in 2019.

In particular, net sales from our Natuzzi branded products were €105.1 million, up 3.7% compared to 2018.

Sales from our Private label division were €30.4 million, down 9.8% compared to 2018. The unbranded division continued to be affected by difficult retail conditions experienced in the North American market resulting in a reduction of their points of sale. In addition, in 2019, the unbranded division has been negatively affected by customs duties imposed on goods manufactured in China and imported in the U.S. market and, more generally, by increased price competition. In light of the tariffs imposed by the U.S. on goods imported from China, since December 2019, the Company has started to outsource in Vietnam part of its Private label production for some Key Accounts in the U.S. See “—Manufacturing.”

The Group’s principal customers are major distributors. The Group advertises its products to distributors and, recently, to end-consumers in the U.S., Canada, Central and South America (excluding Brazil) both directly and through the use of various marketing tools. The Group also relies on its network of sales representatives and on furniture fairs held at its High Point, North Carolina, to promote its products.

Natuzzi Americas maintains offices in High Point, North Carolina and provides Natuzzi S.p.A with agency services. The staff at High Point provides customer service, trademarks and products promotions, credit collection assistance, and generally acts as the customers contact for the Group. As of March 31, 2020, the High Point North Carolina operation had 49 employees. In addition, Natuzzi Americas has six independent sales representatives.

Our commercial activities in Brazil are overseen from our Salvador de Bahia facility. The Group’s commercial structure in Brazil has been reinforced over the years by an increase in personnel, from 12 representatives in 2012 to 20 as of the end of 2019. 2019 sales in Brazil were €12.0 million. As a result of the focus to the Brazilian high-end consumer market, the Group currently distributes a Natuzzi Italia “made in Brazil” collection, entirely manufactured in Brazil and dedicated exclusively to the South American market.

In 2016, the Group acquired seven Natuzzi Italia stores all located in Florida. In December 2016, the Company established a new trading subsidiary located in Mexico, Natmex S.DE.R.L.DE.C.V. (“NATMEX”). In January 2017, NATMEX signed an agreement with the owners of Muebleria Standard. Under the agreement, NATMEX acquired the three existing Natuzzi Italia stores located in Mexico City-Altavista, Guadalajara and Monterrey. In addition to the directly operated stores, NATMEX sells in the Mexican market through 11 directly managed Natuzzi Italia concessions in Palacio de Hierro, a high-end retailer having shopping malls in excellent locations throughout Mexico. In June 2017, the Company opened its new North American retail store in West Palm Beach, Florida. During 2018, the Company opened three new DOS in the USA, namely one in Chicago, one in Los Angeles-Costa Mesa and one in Philadelphia. In 2019, one Natuzzi Italia store was opened in the Sarasota, Florida. These new stores are part of the strategy announced in 2016 to open Company managed stores in high traffic and prime retail locations, showcasing the new store design, merchandising concept and overall Natuzzi consumer experience.

As of March 31, 2020, there were 15 Natuzzi Italia stores in the Americas (12 in the U.S. and three in Mexico) directly managed by the Group and 11 Natuzzi Italia concessions (store-in-store points of sale, directly managed by the Mexican subsidiary of the Group).

As of the same date, there were also 14 Natuzzi Italia stores operating in the Americas that are owned by local franchisees (six in Brazil, two in Venezuela, one in each of the U.S., Argentina, Bolivia, Colombia, Dominican Republic and Panama). Furthermore, as of the same date, there were 49 Natuzzi Editions franchise stores, of which 40 were located in Brazil, two in each of the U.S., Peru and Uruguay, and one in each of Argentina, Ecuador and Paraguay.

2. EMEAI

In 2019, net sales from our core business in Europe (including Italy), the Middle East, Africa and India (collectively, “EMEAI”) were €169.4 million, down 13.2% compared to 2018, with the number of seats decreasing by 21.8% to 515,136 in 2019. Natuzzi branded sales amounted to a total of €131.1 million in 2019 (down 6.4% from 2018), and unbranded products net sales decreased by 30.5% to €38.3 million.

2a) Italy. Since 1990, the Group has sold its upholstered products in Italy principally through the Divani&Divani by Natuzzi franchise network of furniture stores. As of March 31, 2020, there were 67 Divani&Divani by Natuzzi stores (of which 14 directly operated by the Company), and six Natuzzi Italia stores, all directly operated by the Company.

2b) Europe (Outside Italy). The Group sells its products in other European markets mainly through stores (franchises or directly operated stores). As of March 31, 2020, 88 stores were operating in Europe: two under the Divani&Divani by Natuzzi, all located in Portugal; 68 were under the Natuzzi Italia name (15 in the United Kingdom, 13 in Spain, six in Turkey, four in each of France and the Czech Republic, three in each of Russia, Switzerland and Ukraine, two in each of Bosnia and the Netherlands and one in each of Azerbaijan, Croatia, Cyprus, Greece, Hungary, Latvia, Malta, Poland, Romania, Serbia, Slovakia, Slovenia and Uzbekistan). As of the same date, there were 18 Natuzzi Editions of which 10 located in the UK, four in the Czech Republic and one in each of the Croatia, Serbia, Spain and Turkey. Of these stores, as of March 31, 2020, the Group directly owned 21, of which 19 were operated under the Natuzzi Italia name (11 in Spain, four in the UK, three in Switzerland, and one in France) and two were operated under the Natuzzi Editions name, both opened in December 2019 and located in the UK. During the first months of 2019, the Company decided to close all the UK based concessions that were operating under the Natuzzi Italia name.

2c) Middle East, Africa and India. As of March 31, 2020, the Group had a total of 25 Natuzzi Italia stores in the Middle East, Africa and India: five in each of India and Israel, three in each of Saudi Arabia and the United Arab Emirates, and one in each of Algeria, Bahrain, Egypt, Ivory Coast, Kuwait, Lebanon, Pakistan, Qatar and Sri Lanka. In addition, one Natuzzi Editions store was operating in Israel. All of these stores are operated by franchise partners.

In January 2012, following the worsening of the European Union’s diplomatic relations with Iran and Syria, the Company decided to cease all business relations with these two countries. No impairment issue arose following the cessation of business relations with those two countries. The Group had no sales in Iran or Syria in 2019, 2018, 2017 and 2016. Our prior interests and activities in Iran or Syria were not a material investment risk, either from an economic, financial or reputational point of view. The Group has not had, nor does it plan to have, any commercial contacts with the governments of Iran or Syria, or with entities connected with such governments.

The Group has never generated sales in Sudan, North Korea or Cuba.

3. Asia-Pacific Region

In 2019, net sales from our core business in the Asia-Pacific region were €63.9 million, down 16.9% compared to 2018, and the number of seats sold decreased by 12.3%, to 133,363 in 2019. In 2019, Natuzzi branded sales decreased by 16.8% to €59.4 million, and unbranded sales decreased by 18.2% to €4.5 million compared to 2018.

The general strategy for the Natuzzi brand is to further expand the store network throughout the region, with a strong emphasis on the Chinese market.

The Group’s commercial part of the business throughout the Asia-Pacific region was run by Natuzzi Trading (Shanghai) Co., Ltd. until July 27, 2018. On that date, the Company announced the completion of the transactions (the “Closing”) contemplated by the joint venture agreement, signed in March 2018, between the Company and Kuka Furniture (Ningbo) co., Ltd. (“Kuka”). As a result of the Closing, the Company’s wholly-owned Chinese subsidiary, Natuzzi Trading (Shanghai) Co., Ltd. (“Trading Co.”) became a joint venture in which each of the Company and Kuka currently owns a 49% and a 51% stake, respectively.

This joint venture is aimed at expanding the Company’s retail network in Mainland China, Hong Kong and Macau (the “Territory”). Trading Co. will distribute the Natuzzi Italia and Natuzzi Editions branded products through a network of single-brand directly operated stores and franchise stores in the Territory, as well as through online stores.

As of March 31, 2020, 98 Natuzzi Italia franchise stores were operating in the Asia-Pacific market: 74 in China, seven in Australia, six in Taiwan, three in each of Hong Kong and in South Korea, and one in each of Indonesia, Philippines, Singapore, Thailand and Vietnam. In addition, as of the same date, the Group had 181 Natuzzi Editions stores, of which 177 located in China, two in Taiwan and one in each of Hong Kong and Thailand. Following the execution of this joint venture in China, the 11 Natuzzi Editions DOS were transferred to Trading Co.

The Group also maintains galleries in the Asia-Pacific region under the Natuzzi Italia and Natuzzi Editions.

Customer Credit Management

The Group maintains an active credit management program. The Group evaluates the creditworthiness of its customers on a case-by-case basis according to each customer’s credit history and information available to the Group. Throughout the world, the Group utilizes “open terms” in 71% of its sales and obtains credit insurance for 90% of this amount; about 11% of the Group’s sales are commonly made to customers on a “cash against documents” and “cash on delivery” basis; lastly, about 18% of the Group’s sales are supported by a “letter of credit” or “payment in advance.” In July 2015, the Company signed the Securitization Agreement, a 5-year non-recourse (pro soluto) assignment of trade receivables with a major Italian financial company by means of a securitization program. The maximum amount of trade receivables that may be sold under this Securitization Agreement is currently €47.5 million (increased from the €35 million originally established). Since the Securitization Agreement is set to expire in July 2020, we expect to either renew it or enter into a new securitization program.

Incentive Programs and Tax Benefits

Historically, the Group has benefited from the Italian government’s investment incentive program for under-industrialized regions in Southern Italy, which includes the area that serves as the center of the Group’s operations. The investment incentive program provides tax benefits, capital grants and subsidized loans. There can be no assurance that the Group will continue to be eligible for such grants, benefits or tax credits for its current or future investments in Italy.

In 2013, the Company took part in a temporary association of companies (Associazione Temporanea di Imprese) (“ATI”), under a program called “MAIND,” which aimed to share research, development and training expenses related to eco-innovative materials and advanced technologies for the manufacturing and construction industries. Since 2013, we have received approximately €0.4 million from the Italian government under this program. This program ended in 2019.

In September 2015, the Company presented to the Italian Ministry of Economic Development (Ministero dello Sviluppo Economico, the “Ministry”) a €49.7 million investment program for industrial development consisting of six programs, including a research and development program and the upgrade of its Italian facilities located in the regions of Puglia and Basilicata. In 2015, the Company formally requested that the grant from the Ministry be €37.3 million from public incentives. On September 23, 2015, the Company entered into a formal agreement (the “Development Contract”) with the Ministry and the governments of Puglia and Basilicata reflecting this investment. On January 23, 2017, following its review of such program, the Ministry reduced the amount of investments from €49.7 million to €37.8 million, according to the following allocation: €27.6 million to upgrade the Italian plants located in Puglia and Basilicata and €10.2 million for innovation, research and development expenses. Consequently, grants from public incentives were reduced from €37.3 million to €26.9 million (€11.0 million as a capital grant and €15.9 as subsidized loan). The Company began the planned investment activity in 2016. Specifically, it invested €5.0 million in 2016 and €2.0 million in 2017. In January 2018, the Ministry issued a decree for the Company to sign. Following the unfavorable judgement by the Labor Court of Bari, which required the Company to re-employ 166 workers, the Company decided not to sign the decree because it considered that the conditions set out in the decree, including the obligation not to fire workers for a 10-year period, were too onerous. On March 5, 2019, the Company presented to the Ministry of Economic Development an updated document concerning the Developing Contract. In July 2019, the Ministry issued a decree which valued the Company’s investment program at €45.7 million, of which €33.9 million considered eligible for public incentives, and granted the Company: (i) a €4.3 million capital grant and a €12.7 million subsidized loan for the upgrade of the Italian facilities in Puglia and Basilicata and (ii) a €5.9 million capital grant and a €1.2 million subsidized loan for innovation, research and development expenses, for a total of €24.1 million in grants from public incentives. By signing the decree, the Company undertook to carry out the research and development program and the upgrade of the Italian facilities in Puglia and Basilicata by December 31, 2020, recently postponed to December 31, 2021 by the relevant Ministry. Following the COVID-19 outbreak, the Company requested a further extension of the deadline to December 31, 2022. As of the date of this Annual Report, the Ministry has not yet provided the Company with an official reply. In December 2019, the Company received €7.2 million from the Ministry, equivalent to 30% of the total grants, of which €3.0 million as a capital grant and €4.2 million as a subsidized loan. The Company must present the expenditure documentation relating to the €7.2 million received by July 31, 2020. Subsequent statements of expenses relating to this investment program will need to be submitted by January 31, 2021.

Management of Exchange Rate Risk

The Group is subject to currency exchange rate risk in the ordinary course of its business to the extent that its costs are denominated in currencies other than those in which it earns revenues. Exchange rate fluctuations also affect the Group’s operating results because it recognizes revenues and costs in currencies other than Euro but publishes its financial statements in Euro. The Group also holds a substantial portion of its cash and cash equivalents in currencies other than the Euro. The Group’s sales and results may be materially affected by exchange rate fluctuations. For additional information see “Item 3. Key Information—Risk Factors—Fluctuations in currency exchange rates and interest rates may adversely affect the Group’s results” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Trademarks and Patents

The Group’s products are sold mainly under the Natuzzi Italia and Natuzzi Editions trademarks. These trademarks and certain other trademarks, such as Divani&Divani by Natuzzi and Natuzzi Re-vive, have been registered in all jurisdictions in which the Group has a commercial interest, such as Italy, the European Union and elsewhere. In order to protect its investments in new product development, the Group has also undertaken the practice of registering certain new designs in most of the countries in which such designs are sold. Currently, the Group has approximately 709 certificates of design registrations referring to single and multiple applications for a total of 1516 models (the same model may be registered in more than one country and/or jurisdiction, resulting in more than 12.000 registrations related to 1516 models in several countries) and 13 patents (registered and pending).

Applications are made with respect to new product introductions that the Group believes will enjoy commercial success and have a high likelihood of being copied.

In 2013, the Natuzzi Group launched Re-vive®, an innovative armchair that was the result of a collaborative effort between Natuzzi’s Style Center and the Formway Design Studio of Wellington, New Zealand. The Re-vive® recliner combines style and comfort, Italian artisan expertise and innovative New Zealand design. This innovative armchair is internationally protected by several patents covering both its shape and all of its components. In particular, the design patent was filed in 40 countries, while the mechanism patent was filed in 8 countries.

As for the distribution of the products that are manufactured in the Group’s plants and identified under various names (Natuzzi Italia, Natuzzi Editions, Divani&Divani by Natuzzi and Natuzzi Re-vive), the Group has entered into business agreements under the form of sale licenses (product supply and brand usage licenses) with its customers (distributors and retailers).

Furthermore, the Group has supply agreements in place with large wholesalers for the supply of Private label products that are manufactured by the Group’s industrial plants outside of Italy.

Regulation

The Company is incorporated under the laws of the Republic of Italy. The principal laws and regulations that apply to the operations of the Company—those of Italy and the European Union—are different from those of the United States. Such non-U.S. laws and regulations may be subject to varying interpretations or may be changed, and new laws and regulations may be adopted, from time to time. Our products are subject to regulations applicable in the countries where they are manufactured and sold. Our production processes are regularly inspected to ensure compliance with applicable regulations. While management believes that the Group is currently in compliance in all material respects with such laws and regulations (including rules with respect to environmental matters), there can be no assurance that any subsequent official interpretation of such laws or regulations by the relevant governmental authorities that differs from that of the Company, or any such change or adoption, would not have an adverse effect on the results of operations of the Group or the rights of holders of the Ordinary Shares or the owners of the Company’s ADSs. See “—Environmental Regulatory Compliance,” “Item 10. Additional Information—Exchange Controls” and “Item 10. Additional Information—Taxation.”

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

Description of Properties

The location, approximate size and function of the principal physical properties used by the Group as of March 31, 2020 are set forth below:

Country	Location	Size (approximate square meters)	Function	Production Capacity per day	Unit of Measure
Italy	Santeramo in Colle (BA)	27,000	Headquarters, prototyping, showroom (Owned)	N.A.	N.A.
Italy	Santeramo in Colle (BA)	2,000	Experimental laboratory: Leather cutting, Sewing, Assembling wooden parts for frame, product assembly (Owned)	100	Seats
Italy	Santeramo in Colle, Jesce (BA)	28,000	Sewing and product assembly (Owned)	800	Seats
Italy	Matera La Martella	38,000	General warehouse of sofas and accessory furnishing (Owned)	N.A.	N.A.
Italy	Matera, Jesce	10,000	Leather cutting, Sewing, Assembling wooden parts for frame, product assembly (Owned)	350	Seats
Italy	Laterza (TA)	10,300	Leather and fabrics Warehouse, Leather and fabrics cutting, (Owned)	N.A.	N.A.
Italy	Laterza (TA)	10,000	Sewing, Assembling wooden parts for frame, product assembly (Owned)	500	Seats
Italy	Laterza (TA)	16,000	Semi-finished products and accessories Warehouse (Owned)	N.A.	N.A.
Italy	Qualiano (NA)	12,000	Polyurethane foam production (Owned)	46	Tons
Italy	Pozzuolo del Friuli (UD)	21,000	Leather dyeing and finishing (Owned)	11,000	Square Meters
U.S.A.	High Point, North Carolina	10,000	Office and showroom for Natuzzi Americas (Owned)	N.A.	N.A.
Romania	Baia Mare	75,600	Leather cutting, product assembly, manufacturing of wooden frames, polyurethane foam shaping, fiberfill production and wood and wooden product manufacturing (Owned)	1,477	Seats
China	Shanghai	88,000	Leather cutting, sewing and product assembly, manufacturing of wooden frames, polyurethane foam shaping, fiberfill production (Leased)	1,600	Seats
Brazil	Salvador de Bahia – Bahia	28,700	Leather cutting, sewing and product assembly, manufacturing of wooden frames, polyurethane foam shaping, fiberfill production (Owned)	195	Seats

The Group believes that its production facilities are suitable for its production needs and are well maintained.

Capital Expenditures

The following table sets forth the Group’s capital expenditures for the two-year period ended December 31, 2019:

	Year ending December 31, (millions of Euro)
	2019	2018
Land and plants	0.6	0.7
Equipment	3.6	6.6
Intangible assets	0.9	0.9

Total	5.1	8.2

Capital expenditures in the last two years have been made primarily to make improvements to property, plant and equipment and to expand our retail network. In 2019, capital expenditures were primarily made to make improvements to the Group’s existing industrial and retail facilities, in particular in Italy, and to develop our e-commerce, the “Natuzzi customer experience” configurator and our 3D digital platform.

As of May 22, 2020, the Company spent €1.3 million on capital expenditures since January 1, 2020. The Group expects that capital expenditures in 2020 will be in the order of €8.1 million. Capital expenditures in 2020 are expected to be financed mainly through long-term borrowings. For information on potential impacts of the COVID-19 pandemic on our capital expenditures plans, see “Item 3. Key Information—Risk Factors— The global outbreak of COVID-19 has had, and is expected to continue to have, an adverse impact on our business, operations and results.”

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

The consolidated financial statements of Natuzzi S.p.A. as at and for the years ended December 31, 2019 and 2018 have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), including interpretations issued by the IFRS Interpretations Committee (“IFRS IC”) applicable to companies reporting under IFRS. The consolidated financial statements as at and for the year ended December 31, 2018 were the Group’s first set of consolidated financial statements prepared in accordance with IFRS and IFRS 1 “First-time Adoption of International Financial Reporting” was applied to such financial statements. Historical financial results as at and for the year ended December 31, 2017 have been restated for comparative purposes, in order to present the effect of the adoption of IFRS. See Note 1 to the Consolidated Financial Statements.

Critical Accounting Policies and estimates

Use of Estimates — The significant accounting policies used by the Group to prepare its financial statements are described in Note 4 to the Consolidated Financial Statements. The application of these policies requires management to make estimates, judgments and assumptions that are subjective and complex, and which affect the reported amounts of assets and liabilities as of any reporting date and the reported amounts of revenues and expenses during any reporting period. The Group’s financial results could be materially different if different estimates, judgments or assumptions were used. The following discussion addresses the estimates, judgments and assumptions that the Group considers most material based on the degree of uncertainty and the likelihood of a material impact if a different estimate, judgment or assumption were used. Actual results could differ from such estimates, due to, among other things, uncertainty, lack or limited availability of information, variations in economic inputs such as prices, costs, and other significant factors including the matters described under “Risk Factors.”

Impairment of non-financial Assets — Management reviews non-financial assets, including intangible assets with estimable useful life, goodwill and equity-method investees, for impairment whenever changes in circumstances indicate that the carrying amount of the assets may not be recoverable and would record an impairment charge if necessary. For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or cash generating units (“CGUs”). Following IAS 36, recoverability of assets or CGUs to be held and used is measured by a comparison of the carrying amount of an asset to the recoverable amount, which is the higher of the estimated fair value less costs to sell or of future discounted net cash flows expected to be generated by the asset or CGU.

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

The cash flows employed in our 2019 discounted cash flow analyses for impairment analysis of non-financial assets, were based on the budget approved by the Board of Directors in last quarter of 2019.

While management believes its estimates are reasonable, many of these matters involve significant uncertainty, and actual results may differ from the estimates used. The key inputs and assumptions that were used in performing the 2019 impairment test for the main CGUs are as follows:

		Year Ended Dec. 31, 2019
CGU	Cash Flows	Net book value (thousands of €)	G	WACC	Sales CAGR 2020-2024
Italy – production sites	Discounted	36,636	0.5%	9.39%	5.0%
Italy – assets not in use	Third-party independent appraisal	10,468	n.a.	n.a.	n.a.

G – Estimated long-term growth rate

WACC – Weighted average cost of capital, based on inputs, among other sources, from “Damodaran Online” available at the following page: http://pages.stern.nyu.edu/~adamodar/

Sales CAGR – Sales compound annual growth rate

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

As of December 31, 2019 and 2018, the Company did not record an impairment loss for its non-financial assets. See Notes 8, 9, 10 and 11 to the Consolidated Financial Statements.

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

In 2019 and 2018, because domestic companies and some of foreign subsidiaries realized significant pre-tax losses and were in a cumulative loss position, management did not consider it probable that the deferred tax assets of those companies would be realized in the scheduled reversal periods (see Note 38 to the Consolidated Financial Statements). In making its determination that a deferred tax asset was required, management considered the scheduled reversal of deferred tax liabilities and tax planning strategies but was unable to identify any relevant tax planning strategies available to increase the recognition of the deferred tax assets.

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

Fair value of Natuzzi Trading (Shanghai) Co. Ltd. —Following the transaction occurred with Kuka, as disclosed in Note 11 to the Consolidated Financial Statements, the Company has lost control over its former subsidiary Natuzzi Trading (Shanghai) Co. Ltd. In accordance with IFRS 10, the Company has recognized the 49% retained interest in its former subsidiary at its fair value, which was estimated utilizing a third-party independent appraiser, by applying a discounted earnings technique. Such fair value is therefore based on significant inputs that are not observable in the market. Actual results related to such fair value may differ significantly from the estimate, due to, among other things, uncertainty of the significant assumptions (i.e. forecasted sales), lack of historical information and variation in economic inputs.

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

Adjusted earnings before interest, tax, depreciation and amortisation (Adjusted EBITDA)

Management has presented the performance measure Adjusted EBITDA because it monitors this performance measure at a consolidated level and it believes that this measure is relevant to an understanding of the Group’s financial performance. Adjusted EBITDA is calculated by adjusting profit or loss from continuing operations to exclude the impact of taxation, net finance income/(costs), depreciation, amortisation, government grants related to depreciation and share of profit of equity-method investees.

Adjusted EBITDA is not a defined performance measure in IFRS. The Group’s definition of Adjusted EBITDA may not be comparable with similarly titled performance measures and disclosures by other entities.

The following tables show the reconciliation of Adjusted EBITDA to profit or loss for the years ended December 31, 2019, 2018 and 2017.

	2019	2018	2017
Profit/(loss) for the year	(33,680)	33,119	(30,845)
Income tax expense	2,335	7,429	2,886

Profit/(loss) before tax	(31,345)	40,548	(27,959)
Adjustments for:
–Net finance income/(costs)	9,868	(66,296)	4,004
–Share of profit/(loss) of equity-method investees	(1,011)	290	—
–Depreciation	24,196	10,154	10,861
–Amortisation	917	910	1,569
–Government grants	(1,626)	(1,061)	(1,068)

Adjusted EBITDA	999	(15,455)	(12,593)

The Group initially applied IFRS 16 as at January 1, 2019 (see note 5(A) to the Consolidated Financial Statements). In applying IFRS 16, in relation to the leases that were classified as operating leases, the Group recognises depreciation and interest costs, instead of operating lease expense. In relation to those leases, the Group recognised €13.2 million of depreciation charges and €2.6 million of additional interest costs from leases in 2019. Further, the Group used the modified retrospective approach when initially applying IFRS 16 and under such approach comparative information is not restated.

Adjusted EBITDA is presented by management to aid investors in their analysis of the performance of the Group and to assist investors in the comparison of the Group’s performance with that of other companies.

Net Financial Position

Net Financial Position is defined as “Cash and cash equivalents,” less “Bank overdraft and short-term borrowings,” less “Current portion of long-term borrowings,” less “Current portion of lease liabilities,” less “Long-term borrowings,” less “Long-term lease liabilities.”

As of December 31, 2019, 2018 and 2017 our Net Financial Position was as reported in the following tables:

	2019	2018	2017
Cash and cash equivalents	39.8	62.1	55.0
Bank overdraft and short-term borrowings	(24.2)	(35.1)	(26.0)
Current portion of long-term borrowings	(4.3)	(10.6)	(4.8)
Long-term borrowings	(14.1)	(10.4)	(20.9)

Net Financial Position before lease liabilities	(2.8)	6.0	3.3
Lease liabilities, current portion	(11.3)	—	—
Lease liabilities, non-current portion	(46.1)	—	—

Net Financial Position	(60.2)	6.0	3.3

The net financial position as of December 31, 2019 is affected in a significant way by the adoption of IFRS 16 “Leases” accounting standard starting from January 1, 2019.

We believe our Net Financial Position provides useful information for investors because it gives evidence of our consolidated position either in terms of net indebtedness or net cash by measuring our capital resources based on cash and cash equivalents and the total level of our financial indebtedness.

Results of Operations

Summary — During the last few years, the Group started a thorough reorganization process covering its industrial, sales and service operations. The first signs of efficiency recovery were achieved in 2015 and the process continued in 2016 with an almost break-even operating margin. In 2017, 2018 and 2019 the Company continued to invest resources to set up its retail and marketing organization worldwide, develop its retail distribution channel and restructure its overhead costs.

On July 27, 2018, the joint venture agreement with KUKA Furniture (Ningbo) Co., Ltd. (“Kuka”) was finalized and consequently the Company’s wholly owned subsidiary, Natuzzi Trading Shanghai Co. Ltd., was deconsolidated. As a consequence of this disposal, the Company accounted for a non-recurring income under the “Gain from disposal and loss of control of a subsidiary” caption within the consolidated statement of profit or loss, for a total of €75.4 million. Including this non-recurring income, profit attributable to the owners of the Company in 2018 was €33.4 million.

The following table sets forth certain statement of profit or loss data expressed as a percentage of revenue for the years indicated:

	Year Ended December 31,
	2019	2018	2017
Revenue	100.0%	100.0%	100.0%
Cost of sales	70.3%	71.9%	70.9%
Gross profit	29.7%	28.1%	29.1%
Other income	1.3%	1.4%	0.4%
Selling expenses	27.2%	26.8%	26.3%
Administrative expenses	8.8%	8.2%	8.0%
Impairment on trade receivables	0.6%	0.2%	0.3%
Other expenses	0.2%	0.1%	0.0%
Operating loss	-5.8%	-5.9%	-5.3%
Net finance costs	2.6%	15.5%	0.9%
Share of profit/(loss) of equity-method investees	0.3%	0.1%	0.0%
Income tax expense	0.6%	1.8%	0.6%
Profit/(Loss) for the year	-8.7%	7.7%	-6.9%

The Company intends to follow its vision and strategy for the future by focusing on some key cornerstones including: i) a confirmed focus on the controlled distribution through single-brand stores, both owned and franchised, in priority markets; ii) a review of the Group’s production allocation, including the collaboration with external industrial partners located in low-cost countries; iii) the disposal of assets no longer in line with the strategic development adopted by the Group; and iv) a generalized streamlining of processes and costs.

2019 Compared to 2018

Revenue for 2019, including sales of leather and fabric-upholstered furniture and other sales (principally sales of polyurethane foam and leather sold to third parties as well as of accessories), were €387.0 million, down 9.7% from €428.5 million in 2018.

Sales of upholstery furniture and home furnishing accessories (“core business”) were €368.8 million, down 9.4% compared to 2018, due in particular to the 22.3% decrease in Private label sales. Natuzzi branded business (Natuzzi Italia, Natuzzi Editions and Divani&Divani by Natuzzi) declined by 5.5% in 2019 compared to 2018.

Other sales (sales of polyurethane foam and other goods) were €18.2 million in 2019, versus €21.5 million in 2018.

The 5.5% decrease in revenues for the Natuzzi division was the result of the 6.4% decrease in the EMEAI and a 16.8% decrease in the Asia-Pacific region, notwithstanding the 3.7% increase in the Americas.

Natuzzi branded sales, generated by DOS (Directly Operated Stores) and third-party operated points of sale, represented 80.2% of the Group’s core business, versus 76.9% in 2018.

As of the date of this Annual Report, the Group directly operates 56 mono-brand DOS, of which 40 Natuzzi Italia stores, 14 Divani&Divani by Natuzzi stores and two new Natuzzi Editions DOS opened in late December 2019 in the UK. The Group also directly operates 11 Natuzzi Italia concessions, all located in Mexico.

In 2019, core sales from the retail network directly operated by the Group (DOS and concessions) were €64.4 million, up 12.9% versus full year 2018. In particular, DOS located in the U.S. and the Italian DOS chain of Divani&Divani by Natuzzi delivered positive results as sales increased by 36.7% and 16.8% in 2019 compared to 2018, respectively.

On a like-for like basis (that is, considering only those DOS opened entirely in both 2019 and 2018), revenues of the 45 DOS were up 4.2% in 2019 compared to 2018.

During 2019, we opened one Natuzzi Italia DOS in Sarasota, Florida, one Natuzzi Italia DOS in Italy, near Milan, and two Natuzzi Editions in the UK.

The Natuzzi division also includes sales generated by third-party operated mono-brand points of sales (franchised operated stores, or FOS, and galleries). Natuzzi sales generated by these third-party operated points of sale were €231.2 million in 2019, down 9.6% compared to 2018, as a result of a 2.7% decrease in the Americas, a 10.2% decrease in the EMEAI and a 16.8% decrease in the Asia-Pacific region.

In 2019, we closed 37 FOS in addition to 272 galleries and smaller points of sales whose partners and locations were inconsistent with our brand strategy.

During 2019, we opened 102 FOS globally, of which 71 in China through our commercial partner (53 under the Natuzzi Editions name and 18 under Natuzzi Italia name).

Sales generated by the unbranded wholesale division, addressing the mass-merchant distribution, were €73.2 million in 2019, down 22.3% from €94.2 million in 2018. This division has been negatively affected by the trade dispute between the U.S. and China and, more generally, by rising price competition.

In light of the tariffs imposed by the U.S. on goods imported from China, the Company has started to outsource in Vietnam part of its Private label production for some key accounts in the U.S.

The Company continues to explore further external industrial capacity in tariffs-free and low-cost European countries, to regain volumes and competitiveness also in the EMEAI market.

In addition, the Private label performance has been affected by the severity of the crisis faced by brick-and-mortar distributors, particularly evident in the U.S., which have been struggling with a shift to online shopping. Therefore, some of the Company’s historical partners are restructuring their retail assets, resulting in a reduction of their points of sales.

Gross margin for 2019 was 29.7% up from 28.1% in 2018.

The Group reported an operating loss of €22.5 million in 2019 versus an operating loss of €25.5 million in 2018.

The Group reported a loss of €33.7 million in 2019 versus a profit of €33.1 million in 2018, which profit was the result of the extraordinary income deriving from the conclusion of the partnership agreement in China in 2018.

Cost of Sales in 2019 was €271.9 million (or 70.3% as a percentage of revenue), as compared to €308.2 million (or 71.9% of revenue) in 2018.

In 2019 and in 2018, the Group implemented its program to reduce the Italian workforce. In 2019, the Group accounted for labor-related costs of €5.1 million, of which €3.1 million as incentive program to reduce the workforce, and €2.0 million represented by the accrual made for legal proceedings risks. In 2018, labor-related costs were €5.6 million pertaining mainly to the incentive program to reduce the number of workers.

Gross Profit. During 2019, the consolidated gross margin was equal to 29.7%, versus 28.1% in 2018. Net of the above-mentioned labor related costs, the gross margin would have been 31.0% in 2019 and 29.4% in 2018. The gross margin in 2019 was positively affected mainly by a favorable trend in raw material prices, a better sales mix, notwithstanding decreasing sales.

Selling, Administrative, Impairment on trade receivables and other income/expenses in 2019 were €137.5 million (or 35.5% on revenues) compared to €145.7 million (or 34.0% on revenues) in 2018, mainly affected by €9.3 million of custom duties on goods manufactured in China and delivered to the U.S. (€2.9 million in 2018), only partially offset by a price increase. In addition, the 2019 selling and administrative expenses include €0.5 million of costs pertaining to an incentive program to reduce the Italian workforce. Selling and administrative expenses also benefitted from the closure of our head office in London and of all UK concessions (store-in-store directly operated by the Group).

Operating Loss. The Group reported an operating loss of €22.5 million in 2019 versus an operating loss of €25.5 million in 2018.

Net finance income/(costs). The Group registered net finance costs of €9.9 million in 2019 as compared to net finance income of €66.3 million in 2018. Net finance costs of 2019 include:

•	finance income of €0.4 million (€0.4 million in 2018);

•	finance costs of €7.9 million (€5.6 million in 2018);

•	net exchange rate losses of €2.4 million (net exchange rate losses of €3.9 million in 2018);

•	gain from disposal and loss of control was nil in 2019, whereas in 2018 it was €75.4 million, deriving from the finalization of the agreement with Kuka.

The Group recorded net exchange rate losses of €2.4 million in 2019, as compared to net exchange rate losses of €3.9 million in 2018. The net exchange rate losses in 2019 primarily reflected the following factors:

•

a net realized loss of €0.8 million in 2019 (as compared to a net realized loss of €0.9 million in 2018) on domestic currency swaps due to the difference between the forward rates of the domestic currency swaps and the spot rates at which the domestic currency swaps were closed (the Group uses forward rate contracts to hedge its price risks against unfavorable exchange rate variations);

•	a net realized gain of €1.6 million in 2019 (compared to a gain of €3.3 million in 2018), from the difference between invoice exchange rates and collection/payment exchange rates;

•	a net unrealized loss of €0.7 million in 2019 (compared to an unrealized loss of €0.0 million in 2018), from the mark-to-market evaluation of domestic currency swaps;

•	a net unrealized loss of €0.5 million in 2019 (compared to an unrealized loss of €5.4 million in 2018) on accounts receivable and payable;

•

a net unrealized loss of €2.0 million in 2019 (compared to an unrealized loss of €0.9 million in 2018), from the translation of non-monetary assets for those subsidiaries adopting Euro as their functional currency.

The Group does not use hedge accounting and records all fair value changes of its domestic currency swaps in its statement of profit or loss.

Income Taxes. In 2019, the Group income taxes were €2.3 million, from €7.4 million reported in 2018. The Group had an effective tax rate of 7.45% on its profit/(loss) before taxes and non-controlling interests, compared to the Group’s effective tax rate of 18.32% reported in 2018.

Profit/(loss) for the year. Reflecting the factors above, the Group reported a loss of €33.7 million in 2019, as compared to a profit of €33.1 million in 2018. On a per-ordinary share basis, the Group had loss of €0.61 in 2019, as compared to profit of €0.61 in 2018.

2018 Compared to 2017

Please refer to the Company’s annual report on Form 20-F filed with the SEC on April 30, 2019.

Liquidity and Capital Resources

Our business has relied on cash flows from operations as well as borrowings under our credit facilities as our primary sources of liquidity. Our liquidity will be impacted by the outbreak of COVID-19. See Note 3(f) “Going concern assumption” and Note 44 “Subsequent events” to the Consolidated Financial Statements.

In response to the impact of COVID-19, we have been implementing a number of measures to minimize cash outlays, including, among others, managing workforce costs, delaying capital expenditures and minimizing discretionary expenses. We are negotiating with third parties to whom we have payment obligations. These negotiations may include changes in the cadence of payments to vendors, modifications to rent and other obligations. We plan to utilize our credit facility, and we may pursue other sources of capital that may include other forms of external financing, in order to increase our cash position and preserve financial flexibility in response to the international uncertainty resulting from COVID-19. See Note 3(f) to the Consolidated Financial Statements.

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

During 2018, the Company finalized the joint venture agreement with Kuka, as disclosed in Note 11 of the Consolidated Financial Statements. The agreements with “Kuka,”signed on July 27, 2018, resulted in an investment by Kuka in the Group of €65 million, for the acquisition of the majority stake in the subsidiary Natuzzi Trading (Shanghai) Co., Ltd. Out of these €65 million, €20 million have remained at Natuzzi Trading (Shanghai) Co., Ltd. to sustain investments, while €45 million have been paid in favor of Natuzzi S.p.A., as cash consideration for the purchase of the investment in the subsidiary (€30 million) and right to access of Natuzzi’s trademarks (€15 million).

In 2019, the Group reported an operating loss of €22.5 million, from an operating loss of €25.5 million in 2018.

As of December 31, 2019, the Group’s cash and cash equivalents amount to €39.8 million, while its long-term borrowings are of €18.4 million, including the current portion of €4.3 million, and its bank overdrafts and short-term borrowings are €24.2 million. Furthermore, as of December 31, 2019, the unused portion of credit facilities available to the Group, for which no commitment fees are due, amounts to €24.3 million. Such unused portion is related to a non-recourse factoring agreement for export-related trade receivables (€18.1 million), borrowings to be secured with trade receivables (€3.6 million) and bank overdrafts (€2.6 million).

As of December 31, 2019, the Group’s Net Financial Position was negative at €60.2 million, compared to a positive net financial position of €6.0 million at the end of 2018. See Notes 17, 19, 20 and 26 to the Consolidated Financial Statements.

Although we had €39.8 million in cash and cash equivalents on hand at December 31, 2019, €16.6 million of this amount is located in our Chinese subsidiaries. To the extent management intends to move the cash from China by a dividend distribution, a withholding tax of 10% and the income taxes in Italy (equal to 24.0% of 5% of the dividends distributed) would have to be paid.

Management believes that the Group’s plans to recover efficiency and competitiveness and the actions to mitigate the adverse effects of COVID-19, combined with the cash and cash equivalents and unused credit facilities as at December 31, 2019 will be sufficient to fund working capital needs, capital expenditures and other contractual obligations as they fall due within one year from the date of the approval of the consolidated financial statements as at December 31, 2019. See Note 3(f) to the Consolidated Financial Statements.

Cash Flows — The Group’s cash and cash equivalents, net of bank overdraft, were €37.8 million as of December 31, 2019 as compared to €60.4 million as of December 31, 2018. The most significant changes in the Group’s cash flows between 2019 and 2018 are described below.

In 2019, net cash provided by operating activities was €4.7 million. In 2018, net cash used in operations was €11.3 million.

During 2019, the Group continued to reduce net working capital as a result of: a) €14.5 million as positive contribution from the improvement in inventories; b) €13.6 million as positive contribution from trade and other receivables; c) €9.5 million as negative contribution from trade and other payables.

During 2019, the Group used €3.8 million of cash to pay one-time termination benefits and €1.7 million of cash in connection with the employees’ leaving entitlement.

Net cash used in investment activities in 2019 was €3.3 million as compared to net cash provided by investment activities of €14.6 million in 2018. The cash used in investing activities in 2019 was mainly due to additions in machinery and equipment, leasehold improvements and software, while the cash provided by investing activities in 2018 was mainly related to the consideration received for the disposal of the 51% stake in entity Natuzzi Trading (Shanghai) Co., Ltd, as disclosed in Note 11 to the Consolidated Financial Statements.

Cash used in financing activities in 2019 was €24.2 million (compared to €2.2 million of cash provided by financing activities in 2018), mainly due to long-term borrowing proceeds of €4.6 million, €6.0 million of long-term borrowing repayments, €12.0 million of payment of lease liabilities due to the adoption of IFRS 16 “Leases” as at January 1, 2019 with the modified retrospective approach under which comparative information is not restated, and €11.2 million of short-term borrowings repayments, the latter caused by a lower amount of trade receivables assigned within the securitization program, in line with decreasing consolidated sales.

As of December 31, 2019, the Group’s long-term contractual cash obligations and commercial commitments (whose amounts are gross and undiscounted and include contractual interest payments) amounted to €112.6 million, of which €42.8 million comes due in 2020. See “—Contractual Obligations and Commitments.”

The Group’s discounted value long-term borrowings represented 17.9% of Equity attributable to the Owners of the Company as of December 31, 2019 (15.3% as of December 31, 2018) (see Note 19 to the Consolidated Financial Statements). During 2019, the Company made all installment payments related to its long-term-borrowings.

As of December 31, 2019 and 2018 the Company was in compliance with the long-term loans covenants.

Starting from January 1, 2019, as a consequence of the application of the IFRS 16 accounting principle for the treatment of leasing (see Note 5(A) to the Consolidated Financial Statements) the Group also records lease liabilities.

As of December 31, 2019, gross and undiscounted amount, also including contractual interest payments related to the Group’s lease liabilities amounted to €68.2 million, of which €13,9 million comes due in 2020. See “Item 5. Operating and Financial Review and Prospects—Contractual Obligations and Commitments.” The Group’s undiscounted value lease liabilities represented 66.1% of Equity attributable to the Owners of the Company as of December 31, 2019 (nil as of December 31, 2018) (see Note 20 to the Consolidated Financial Statements).

The Group’s uses of funds are expected to be the payment of operating expenses, working capital requirements, capital expenditures and restructuring of operations. See “Item 4. Products” for further description of our research and development activities. See “Item 4. Incentive Programs and Tax Benefits” for further description of certain government programs and policies related to our operations. See “Item 4. Capital expenditure” for further description of our capital expenditures and “Item 3. Key Information—Risk Factors— The global outbreak of COVID-19 has had, and is expected to continue to have, an adverse impact on our business, operations and results” for a discussion of the impact of the COVID-19 pandemic on our capital expenditures.

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

As of December 31, 2019, the undiscounted Group’s long-term borrowings consisted of €20.2 million (including €4.7 million of the current portion of such debt) and its short-term borrowings consisted of €24.2 million outstanding under its existing lines of credit, comprised entirely of bank overdrafts and short-term borrowings. The undiscounted lease liabilities amounted to €68.2 million (including €13.9 million as current portion).

The Group maintains cash and cash equivalents in the currencies in which it conducts its operations, principally Euros, Chinese Yuan, U.S. dollars, New Romanian Leu, British pounds and Canadian dollars.

The following table sets forth the contractual obligations and commercial commitments of the Group as of December 31, 2019 (the amounts are gross and undiscounted and include contractual interest payments):

	Payments Due by Period (thousands of euro)
Contractual Obligations	Total	Less than 1 year	1-2 years	2-5 years	After 5 years
Long-term borrowings	20,216	4,734	6,568	5,389	3,525
Bank overdrafts and short-term borrowings	24,170	24,170	—	—	—

Total Debt	44,386	28,904	6.568	5.389	3.525

Leases liabilities (1)	68,228	13,928	9.972	26.568	17.760

Total Contractual Cash Obligations	112,614	42,832	16.540	31.957	21.285

(1)	Lease liabilities relate to the Group’s lease contracts for buildings of its retail stores, warehouses, factory facilities and vehicles . See Notes 9 and 20 of the Consolidated Financial Statements.

Under Italian law, the Company and its Italian subsidiaries are required to pay a termination indemnity to their employees when these cease their employment with the Company or the relevant subsidiary. Likewise, the Company and its Italian subsidiaries are required to pay an indemnity to their sales agents upon termination of the sales agent’s agreement. As of December 31, 2019, the Group had accrued an aggregate employee’s leaving entitlement of €16.1 million. In addition, as of December 31, 2019, the Company had accrued an aggregate sales agent termination indemnity of €1.2 million. See Notes 21 and 23 of the Consolidated Financial Statements. These amounts are not reflected in the table above. It is not possible to determine when the amounts that have been accrued will become payable.

As at December 31, 2019, within the provision for legal claims, €9.8 million (€9.3 million as at December 31, 2018) refers to the probable contingent legal liability related to legal procedures initiated by 159 workers against the Company for the misapplication of the social security procedure called CIGS (Cassa Integrazione Guadagni Straordinaria). According to the CIGS procedure, the Company pays a reduced salary to the worker for a certain period of time based on formal agreements signed with the trade unions and other public social parties. In particular, these 159 workers are claiming in the legal procedures that the Company applied CIGS during the period from 2004 to 2016 without foreseeing any time rotation. In May 2017, the Company received from the Italian Supreme Court of Justice (“Corte di Cassazione”) an adverse verdict for the above litigation related to only two workers. Based on this unfavorable verdict, the Company, with the support of its legal counsel, has assessed that the liability for legal procedures initiated by all 159 workers is €9.8 million. See Note 23 to the Consolidated Financial Statements.

The Group is involved in a number of claims (including tax claims) and legal actions arising in the ordinary course of business. As of December 31, 2019, the Group had accrued total provisions relating to these contingent liabilities in the amount of €11.1 million. See “Item 8. Financial Information—Legal and Governmental Proceedings” and Note 23 to the Consolidated Financial Statements.

Trend information

The recovery of the global economy is subject to a number of factors, most of which remain uncertain.

The coronavirus (COVID-19) outbreak has paralysed the global economy and trade. The measures taken by different governments to contain the spread of the virus are a key factor driving the sharp decline in economic activity in the near term. Other factors also weighing on economic activity, especially in emerging market economies, include a sharp reduction in commodity prices and a significant tightening of financial conditions.

Survey data suggest that the economic fallout from containment measures is likely to be abrupt and deep. The global composite output Purchasing Managers’ Index (“PMI”) excluding the euro area declined sharply from 52 in January to 45 in February and further to 41 in March 2020. The decline was driven by the strong contraction in the services index, which plummeted to 39.4, the lowest level since December 2008. This points to a sharp contraction in global activity (excluding the euro area) in the first half of 2020, which is likely to be more pronounced than at the trough observed during the global financial crisis (“GFC”).

Central banks that had room to decrease interest rates used it promptly and cut their key policy rates, while some have also resumed asset purchases. Liquidity-providing operations and swaps have been implemented to smooth the functioning of financial markets. In addition, large fiscal stimulus packages have been enacted, with the composition of such packages being heavily skewed towards loan guarantees and income support measures.

World trade is estimated to have fallen sharply, driven by supply chain disruptions and a widespread demand shock. In the first quarter of 2020 virus-related production disruptions in China affected international trade, especially in Asian countries strongly interconnected with China through regional value chains.

However, as the outbreak turned into a pandemic, production disruptions spread and are likely to weigh on global trade for some time. Global merchandise imports contracted marginally further in February 2020, extending the decline seen at the end of 2019.

Global inflation slowed slightly in February 2020. Annual consumer price inflation in the countries of the Organisation for Economic Co-operation and Development (“OECD”) declined to 2.2% in February 2020, driven by a moderation in energy price inflation. The slowdown in inflation was broad-based across most advanced economies and major non-OECD emerging market economies. Looking ahead, global inflationary pressures are expected to decelerate further as a result of both the sharp fall in oil prices and weak demand.

Brent crude oil prices have sharply declined, primarily owing to a sudden collapse in demand associated with the COVID-19 pandemic.

Containment measures will lead to a decline in U.S. economic activity in the first half of 2020, particularly in the second quarter. Advance estimates for the first quarter suggest that GDP contracted at an annualised rate of 4.8%. As this advance estimate is based on incomplete data and subject to further revisions, forthcoming releases could show an even larger decline in GDP. The impact on economic activity is expected to be even larger in the second quarter. By end-March, almost all U.S. states had ordered wide-ranging business closures and strict limits on movement. The cumulative number of workers seeking unemployment insurance from mid-March to end-April 2020 reached around 30 million, i.e. 19% of the labour force. As a result, consumer confidence and spending has plunged. In early April 2020, the University of Michigan Consumer Sentiment Index fell to its lowest level since December 2011, while retail sales fell steeply by a record 8.7% in March 2020. Sharp drops in other indicators, such as PMIs, point to a more generalised impact on activity. Major central banks estimate that, overall, U.S. GDP is expected to shrink in the first half of the year 2020 by more than during the GFC. The policy response has been immediate. On the fiscal side, U.S. Congress agreed on fiscal support amounting to almost 10% of GDP, consisting of government spending to contain the outbreak and measures to attenuate its effects. On the monetary side, the Federal Reserve System cut the target range for the federal funds rate to between 0% and 0.25%. It also established a number of credit facilities that can provide up to USD 2.3 trillion in financing against a wide range of financial instruments to ensure that financial markets remain liquid and credit continues to flow through the economy.

Economic growth in China has fallen to its lowest level in decades as a result of the pandemic and weak external demand. In the first quarter of 2020 GDP decreased by 6.8% year-on-year owing to virus containment measures. However, high-frequency indicators of economic activity suggest that activity is recovering. While daily coal consumption in early-April 2020 continued at levels that were around 15 percentage points lower than during the same period last year, real estate activity and traffic congestion indices are only marginally below the levels observed during the same period in 2019. Activity is expected to rebound only partly in the second quarter of 2020 as weak domestic demand is amplified by weak external demand, held back by cautious consumer behaviour and the prevailing containment measures. Policy measures have been implemented to support the economy and ensure liquidity in the banking system. The People’s Bank of China has repeatedly injected significant liquidity in the market since the beginning of the year and has cut policy and reserve requirement rates. Fiscal policy stimulus in the form of tax exemptions, purchase vouchers, income support and loan guarantees is expected to cushion the impact of the pandemic.

Incoming data for the UK suggest that the coronavirus outbreak has had a significant adverse impact on an already slowing economy. The monthly GDP release for February 2020, on a three-month-on-three-month basis, showed that the UK economy was stagnating even ahead of the pending coronavirus outbreak. Since then, the March 2020 PMI Composite Output Index has plummeted to a new series low, far below even the worst readings seen at the depths of the GFC. Economic policy responses have been swift and strong. On March 11, 2020, the Bank of England cut interest rates to 0.25% (subsequently reduced further to 0.1%), introduced a new Term Funding Scheme and reduced the countercyclical capital buffer. This support has been further extended to include a round of quantitative easing and the reactivation of a temporary monetary financing facility for the government. At the same time, the government introduced a series of coronavirus contingency measures, including a variety of income support measures, additional budget for the National Health Service, as well as an expansive array of loan facilities, tax payment holidays and grants to small businesses.

Total Group’s order flow through the first twenty-three weeks of 2020 — The Group’s order flow during the first twenty-three weeks of 2020 has been heavily affected by the COVID-19 pandemic. Total order flow was down 32.4% versus the same period of 2019, as a result of a 26.0% decrease in Natuzzi products order flow and a 54.1% decrease in the Private label order flow.

Considering the global evolution of the contagion and the uncertainties related to its duration and intensity, it is not possible to determine the likely extent of the economic and social effects of the COVID-19 pandemic on international markets and, consequently, on the Group’s business for the full current year.

Off-Balance Sheet Arrangements

As of December 31, 2019, neither Natuzzi S.p.A. nor any of its subsidiaries was a party to any off-balance sheet arrangements.

Related Party Transactions

Please see “Item 7. Major Shareholders and Related Party Transactions” of this Annual Report.

New Accounting Standards under IFRS

Recently issued Accounting Pronouncements IFRS — Recently issued but not yet adopted IFRS relevant for the Company are as follows:

In May 2017 the IASB issued IFRS 17—Insurance Contracts which establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts issued as well as guidance relating to reinsurance contracts held and investment contracts with discretionary participation features issued. IFRS 17 is effective on or after January 1, 2023 with early adoption allowed if IFRS 15—Revenue from Contracts with Customers and IFRS 9—Financial Instruments are also applied. The Group does not expect any impact from the adoption of such standard.

In October 2018 the IASB issued narrow scope amendments to IFRS 3—Business Combinations to improve the definition of a business. The amendments aim to help companies determine whether an acquisition made is of a business or a group of assets. The amended definition emphasizes that the output of a business is to provide goods and services to customers, whereas the previous definition focused on returns in the form of dividends, lower costs or other economic benefits to investors and others. In addition to amending the definition of a business, supplementary guidance is provided. These amendments are effective on or after January 1, 2020. The Group does not expect any material impact from the adoption of these amendments.

In October 2018 the IASB issued amendments to IAS 1—Presentation of Financial Statements and IAS 8—Accounting Policies, Changes in Accounting Estimates and Errors to clarify the definition of “material”, as well as how materiality should be applied by including in the definition guidance that is included elsewhere in IFRS standards. Furthermore, the explanations accompanying the definition have been improved and the amendments ensure that the definition of material is consistent across all IFRS standards. These amendments are effective on or after January 1, 2020. The Group does not expect any material impact from the adoption of these amendments.

In September 2019 the IASB issued amendments to IFRS 9—Financial Instruments, IAS 39—Financial Instruments: Recognition and Measurement and IFRS 7—Financial Instruments: Disclosures, collectively the “Interest Rate Benchmark Reform”. These amendments modify certain hedge accounting requirements in order to provide relief from potential effects of the uncertainty caused by the interbank offered rates (IBOR) reform and require companies to provide additional information to investors about their hedging relationships that are directly affected by these uncertainties. These amendments are effective on or after January 1, 2020. The Group does not expect any material impact from the adoption of these amendments.

In January 2020 the IASB issued amendments to IAS 1—Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current to clarify how to classify debt and other liabilities as current or non-current, and in particular how to classify liabilities with an uncertain settlement date and liabilities that may be settled by converting to equity. These amendments are effective on or after January 1, 2022. The Group does not expect any material impact from the adoption of these amendments.

In March 2018 the IASB revised the Conceptual Framework for Financial Reporting, effective immediately for the IASB and the IFRS Interpretations Committee when setting future standards, and effective for annual reporting periods on or after January 1, 2020 for companies that use the Conceptual Framework to develop accounting policies when no IFRS Standard applies to a particular transaction, with early application permitted. Key changes include (i) increasing the prominence of stewardship in the objective of financial reporting; (ii) reinstating prudence as a component of neutrality, defined as the exercise of caution when making judgements under conditions of uncertainty; (iii) defining a reporting entity; (iv) revising the definitions of an asset and a liability; (v) removing the probability threshold for recognition, and adding guidance on derecognition; (vi) adding guidance on the information provided by different measurement bases, and explaining factors to consider when selecting a measurement basis; and (vii) stating that profit or loss is the primary performance indicator and income and expenses in other comprehensive income should be recycled where the relevance or faithful representation of the financial statements would be enhanced. The Group does not expect a material impact from the adoption of the revised Conceptual Framework.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

As of the date of this Annual Report, the Board of Directors of Natuzzi S.p.A. consists of nine members. The directors and senior executive officers of the Company as of the date of this Annual Report are as follows:

Name	Age	Position within the Company
Pasquale Natuzzi (1)	80	Chairman of the Board of Directors and CEO
Antonia Isabella Perrone (1)	49	Non-executive Director
Paolo Braghieri (1)	65	Non-executive Director
Giuseppe Antonio D’Angelo (1)	53	Non-executive Director
Vincenzo Perrone (1)	60	Non-executive Director
Stefania Saviolo (1)	54	Non-executive Director
Marco Caneva (2)	51	Non-executive Director
Alessandro Musella (3)	50	Non-executive Director
Pasquale Junior Natuzzi (3)	30	Director, Chief Creative & Marketing Officer and the Chief Commercial Officer Emerging Markets
Vittorio Notarpietro	57	Chief Financial and Legal Officer
Pierangelo Colacicco	51	Chief Technology & Digital Innovation Officer
Matteo Sambugaro	34	Chief Transformation Officer
Michele Onorato	42	Chief HR & Organization Officer
Antonino Gambuzza	60	Chief Operations Officer
Umberto Longobardo	54	Chief Quality & Customer Care Officer
Domenico Ricchiuti	44	Chief Product Development & Process Innovation Officer
Italia Casalino	46	Global Business Retail Channel Director
Cosimo Bardi	45	Global Business Wholesales Channel Director
Giovanni Tucci	49	Global Business Wholesales Channel Private Label Director

(1)	Elected at the Company’s annual general shareholders’ meeting held on April 30, 2018 for a three-year period.
(2)

Mr. Marco Caneva was coopted on May 9, 2020 by the Board of Directors following the resignation of Mr. Ernesto Greco and his appointment was subsequently approved at the Company’s annual general shareholders’ meeting held on June 12, 2020. Mr. Caneva’s term will expire simultaneously with the terms of office of the directors elected at the shareholder’s meeting held on April 30, 2018.

(3)

Elected at the Company’s annual general shareholders’ meeting held on June 12, 2020. Mr. Musella’s and Mr. Pasquale Junior Natuzzi’s terms will expire simultaneously with the terms of office of the directors elected at the shareholder’s meeting held on April 30, 2018.

Pasquale Natuzzi is the Chairman of the Board of Directors and CEO. He founded the Company in 1959. Mr. Natuzzi held the title of sole director of the Company from its incorporation in 1972 until 1991, when he became the Chairman of the Board of Directors. Mr. Natuzzi has creative skills and is directly involved with brand development and product styling. He takes care of strategic partnerships with existing and new accounts. At the end of 2019, he also assumed the ad interim role of Chief Omnichannel Commercial Officer WW.

Antonia Isabella Perrone is a Non-executive Director and is involved in the main areas of the Group management, from the definition of strategies to retail distribution, marketing and brand development, and foreign transactions. In 1998, she was appointed sole director of a company in the agricultural-food sector, wholly owned by the Natuzzi Family. She joined the Group in 1994, dealing with marketing and communication for the Italian market under the scope of retail development management until 1997. She has been married to Pasquale Natuzzi since 1997.

Paolo Braghieri is a Non-executive Director of the Company. In 2017 he founded and is the controlling shareholder of G.B.C. S.A., a real estate company. From 2009 through 2016, he served as CEO and general manager of GE Capital Interbanca. From 2004 through 2008 he was a general manager of Interbanca S.p.A. and from 2001 through 2004 he acted as country manager and head of the corporate and investment banking division of ABN Amro in Italy. From 1991 through 2001, he worked at Credit Suisse First Boston in London and was responsible for the management of corporate finance transactions involving Italian clients. He started his banking career as a credit analyst at The Chase Manhattan Bank N.A. where he held various positions in the investment banking division of the London, Rome and Milan branches from 1980 through 1991. He served as member of the board of directors and of the executive committee of Sorin S.p.A. (2006—2009) and as member of the board of directors of IMA S.p.A. (2004—2006). He is a member of the Advisory Board of the Department of Mechanical Engineering of the Polytechnic of Milan since 2016. He earned his degree in Mechanical Engineering from the Polytechnic of Milan and his MBA from the Polytechnic of Milan School of Management.

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

Stefania Saviolo is a Non-executive Director of the Company. She is currently Professor of Management at Bocconi University and SDA Bocconi School of Management where, since 2013, she has been the Director of the Luxury & Fashion Knowledge Center and, since 2001, founder and director of the Master in Fashion, Experience & Design Management in partnership with Fondazione Altagamma. She was a visiting scholar at the Stern School of Business, New York University and also served as a visiting professor at Fudan University in Shanghai, China. She is a member of the board of directors of TXT e-solutions, a listed international software products and solutions vendor, where she is also member of the risk committee and President of the remuneration committee. She has gained expertise in brand and retail management, product marketing and international strategies as a senior consultant for international fashion, luxury and design companies. She is the author and co-author of several books and articles published internationally, particularly in the luxury, fashion and design sectors.

Marco Caneva is a Non-executive Director of the Company. Since 2010, he has been a director at large IT-focused companies, such as Phase Motion Control, FOS Group, BaoSteel Italia, an Italy-based joint venture controlled by Chinese giant BaoSteel, and Aurora Imaging Technology. He also served as director on the boards of several other companies, including, Italmatch Chemicals and Gruppo Partecipazioni Industriali S.p.A, the holding company of Pirelli & C. S.p.A., as well as Chairman of the board of Paramed, an Italy-based MRI manufacturer, and its U.S. subsidiary. He started his professional career working in the investment banking department of Goldman Sachs and, from 2009 to 2017, he served as Chief Investment Officer of Hofima S.p.A. In 2017, he founded Calit Advisors, a financial advisory and investment firm based in Italy, Ireland and California.

Alessandro Musella is a Non-executive Director of the Company. He is currently a partner of the law firm BonelliErede, where he focuses on corporate compliance, corporate governance and digital innovation. He is also a non-executive director of Global Assistance S.p.A. and a former member of the Supervisory Board of Equens Worldline SE. He is a member of the Italian bar and holds a law degree from the University of Genoa.

Pasquale Junior Natuzzi is a Director of the Company and the Chief Creative & Marketing Officer and the Chief Commercial Officer Emerging Markets of the Group. Son of the Company’s founder and CEO Pasquale Natuzzi, he joined the Group in 2012. He is responsible for defining the Group’s strategy with regard to style and creativity, managing the transformation of the Company from a furniture player to a lifestyle brand. Pasquale Junior started his career at Natuzzi as Marketing Program Manager and was appointed Global Communication Director in 2016 and Deputy Creative Director in 2017, in which roles he oversaw the development of Natuzzi’s global brand strategy.

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

Pierangelo Colacicco is the Chief Technology & Digital Innovation Officer of the Group. The digital department was created with a clear objective: upgrading our mindset from traditional to digital. This goal is attainable through the discovery, adoption and implementation of innovative technologies that make processes simpler while improving customer satisfaction and making the brand more competitive. From 2014 to 2018, he was Chief Information Officer (CIO), Process and Organization Director, and from 2007 to 2014 he was CIO of the Group. He joined the Company’s HR & Organization department in 1994. In 1996, he served as a software specialist in the IT department. From 2000 to 2007, he was the IT manager for all sales and distribution processes.

Matteo Sambugaro is the Chief Transformation Officer. He is responsible for coordinating the implementation of the 11 workstreams identified in the Company’s medium/long term plans. He joined the Group in January 2019 as Senior Professional Strategy & Business Plan Execution, after over nine years of experience in strategy consulting, of which eight years at Roland Berger, one of the most prestigious strategy consulting firms worldwide. In his career, he has worked in more than 30 projects for multinational companies in the U.S., Germany, Italy, Austria and the Netherlands. He holds a degree in Statistics and Management. He studied at the University of Padova (Italy), Aarhus Business School (Denmark) and HAAS School of Business at the University of California Berkeley.

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

Antonino Gambuzza is the Chief Operations Officer of the Group. He joined the Group in January 2019 and is responsible for worldwide operations, including the Group’s purchases and its supply chain. Antonino is a graduate of Politecnico of Milan, where he received a degree in Electronic Management Engineering. He has more than twenty-five years of experience in international engineering companies, developing technical skills oriented to a lean manufacturing logic and managing complex industrial projects at an international level. His previous experience includes being Executive Operations Director at ILVA, holding positions of increasing responsibility up to Manufacturing Executive Director at Indesit Company and serving as Head of the Lacquering Department at the FIAT Group.

Umberto Longobardo is the Chief Quality & Customer Care Officer of the Group. He joined the Company in January 2017 and is responsible for the worldwide quality and customer care departments that include order management, credit collection and claims management. Umberto started his career in Nuovo Pignone S.p.A. (General Electric) as Plant Quality Manager, then served as Plant Manufacturing & Maintenance Manager in 2001. He formerly worked at Indesit S.p.A., where he held positions of increasing responsibility such as Plant Quality Control Manager, Plant Operations Manager and Returns Manager. In 2008 he joined Gucci Logistics S.p.A. - Kering Group, a global Luxury Group representing Gucci, Bottega Veneta, Saint Laurant, Stella McCartney and other entities. He developed his career in the field of Quality Management and After Sales, including WW Quality & After Sales Service Director. He holds a degree in Mechanical Engineering.

Domenico Ricchiuti is the Chief Product Development & Process Innovation Officer of the Group. He joined the Group in 2009 as Total Quality and Lean Manager and became Product Development and Innovation Director in 2018. In this role, he coordinated all processes and activities related to product innovation, development and industrialization. He assumed the role of Chief Product Development & Process Innovation Officer in March 2020.

Italia Casalino is the Global Business Retail Channel Director of the Group. She joined the Group in September 2019 to carry out the Group’s retail strategy and manage its business performances WW. She built her professional experience in the retail and wholesale business at companies like Indesit, where she served as Country Manager Netherlands, and Luxottica, where she was Retail Project Director. She holds a bachelor’s degree in Economics from the University of Bari and a master’s degree in Business Administration.

Cosimo Bardi is the Global Business Wholesales Channel Director of the Group. He is responsible of the business development and economic performance management of the wholesales business. He joined the Group in 2004 and became Chief Style & Merchandising Officer in 2016 with the responsibility of achieving strategic and budget goals for the Natuzzi Brand through the definition and management of the Natuzzi product range. He assumed the role of Global Merchandising & Business Development Wholesale Channel Director in 2008.

Giovanni Tucci is the Chief Wholesales Officer of the Private label division of the Group. He joined the Group in 2013 in the Private label division for the sole EMEA region and then obtained global responsibilities in 2016. He currently focuses on restructuring sales and margins at worldwide level with the largest global retailers. He holds a bachelor’s degree in Economics and Business Administration and also achieved flying CPL licenses as part of his aeronautical career. He has a wide experience in marketing, merchandising and sales in both the automotive and wholesale furniture industries.

Compensation of Directors and Officers

As a matter of Italian law and under our By-laws, the compensation of executive directors, including the CEO, is determined by the Board of Directors, after consultation with the board of statutory auditors, within a maximum amount established by the Company’s shareholders. The Company’s shareholders determine the base compensation for all members of the Board of Directors, including non-executive directors. Compensation of the Company’s executive officers (for performing their role as such) is determined by the CEO. None of our directors or senior executive officers is party to a contract with the Company that would entitle such person to benefits upon the termination of service as a director or employee, as the case may be.

Aggregate compensation paid by the Group to the directors and officers was approximately €2.0 million in 2019.

The compensation recognized in 2019 to each of the members of the Board of Directors is set forth below:

Name	Base Compensation
Pasquale Natuzzi	€120,000.00
Antonia Isabella Perrone	€25,000.00
Giuseppe Antonio D’Angelo	€25,000.00
Braghieri Paolo	€25,000.00
Stefania Saviolo	€26,000.00
Ernesto Greco	€25,000.00
Vincenzo Perrone	€26,000.00

In 2020, approximately 70 directors and managers around the world will participate in the management by objectives (“MBO”) incentive system. The Company will only pay a bonus pursuant to the MBO system if certain budget results relating to the operating result are achieved.

Statutory Auditors

During 2019, the Company’s statutory auditors received approximately €0.1 million in compensation in the aggregate for their services to the Company and its Italian subsidiaries.

At the Company’s annual general shareholders’ meeting on April 29, 2019, the following individuals were elected to the Company’s board of statutory auditors for a three-year term. The board consists of three members, one of which is the chairman, and two alternates.

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

Nominating and Compensation Committee

On May 24, 2019, the Board of Directors established a nominating and compensation committee. This committee has the task of assisting the Board of Directors in evaluations and decisions relating to the composition of the Board of Directors and the remuneration of directors and executives with strategic responsibilities. This committee consists of three members.

Name	Position
Stefania Saviolo	Chairman
Vincenzo Perrone	Member
Giuseppe Antonio D’Angelo	Member

Employees

The following table illustrates the breakdown of the Group’s employees by qualification and location for the periods indicated:

	As of December 31			Change	Change
Qualification	2019	2018	2017	2019/2018	2018/2017
Top managers	46	55	55	(9)	0
Middle managers	202	199	223	3	(24)
Clerks	874	1,035	1,012	(161)	23
Laborers	3,493	3,564	3,849	(71)	(285)

Total	4,615	4,853	5,139	(238)	(286)

	As of December 31			Change	Change
Location	2019	2018	2017	2019/2018	2018/2017
Italy	2,278	2,364	2,436	(86)	(72)
Outside Italy	2,337	2,489	2,703	(152)	(214)

Total	4,615	4,853	5,139	(238)	(286)

In 2019, 66 workers have voluntarily left the Company. Outside of Italy, the reduction in the number of employees is due to a contraction of production volumes.

On December 18, 2019, the Company, along with trade unions and Italian relevant authorities, agreed to extend the Solidarity Agreement (reduced work schedules) until September 23, 2020 and signed an agreement allowing the Company to benefit from CIGS (a temporary workforce reduction program) for up to 487 employees until the end of December 2020.

Furthermore, the parties involved agreed to set up an incentive plan for staff who would voluntarily terminate their employment relationship in 2020.

HR People Development

Training for Corporate and Industrial Plants Staff

The growth and development of Natuzzi employees is one of the most important missions that the HR People Development department is pursuing. Natuzzi has the strong conviction that people are the Company. Employee development is a “joint initiative” by the employee and the employer to improve individuals’ existing skills and knowledge.

Respecting this fundamental belief, we are aware that employee development is a long-term initiative, but also produces benefits in the short-term like increased loyalty and improved performance and engagement. We are constantly working to put in place programs and tools to support each professional’s growth on an ongoing basis.

During 2019, the focus of our training planning was to support our corporate strategy to develop and enhance the retail channel and to support the Company in its digitizing processes. In 2019, we conducted training activities with regard to both commercial and corporate employees.

Natuzzi Smart Academy

Following the launch in 2019 of the Natuzzi Smart Academy, our e-learning platform, we worked on strengthening existing courses and introducing new ones, as well as designing a plan for the development of training modules ranging from visual merchandising, to brands, use of sales tools and sale techniques. The Natuzzi Smart Academy is a strategic investment that demonstrates the importance the Company places on up-to-date solutions that make it possible for the Company to reach the largest number of people, allowing them to obtain and benefit from training contents at any time and in any place. Thanks to this web-based platform, in 2019 trainers at the Company’s headquarters were able to provide direct training about a wide range of topics (including, IT security, use of personal data, use of the e-learning platform) to different kind of positions (sales staff, visual merchandiser, merchandising managers, marketing managers, etc.) at the same time. Our e-learning platform also offers the possibility to follow up with more targeted trainings in case our feedback, tracking or evaluation systems highlight specific training needs.

While the platform has been available since April 2019, the Company continues to invest in skills development through traditional training sessions such as Company and store opening training where in-person interaction is more effective, as well educational paths in collaboration with prestigious consulting firms about technical and soft skills.

Other Training Activities in 2019

We engage in a series of other trainings as well that cover competencies such as specialized R&D concepts and certifications, packaging, ergonomic design, digital skills, marketing and communication, customer service and production. The Company’s corporate training is a testament to the Company’s constant desire for innovation in its mission. As an example, in 2019 we offered a training aimed at strengthening our employees’ digital skills, which resulted in the adoption of a system of representation and management of big data, integrated and shared among the various Company functions. In addition, the Company organized management training courses aimed at developing big data research and analysis techniques to guide strategic choices.

Share Ownership

Mr. Pasquale Natuzzi, founder of the Company and its CEO and Chairman of the Board of Directors, as of the date of this Annual Report, 2020, beneficially owns an aggregate amount of 30,967,521 Ordinary Shares, representing 56.5% of the Ordinary Shares outstanding (61.6% of the Ordinary Shares outstanding if the 5.1% of the Ordinary Shares owned by the Natuzzi Family are aggregated).

As a result, Mr. Natuzzi controls Natuzzi S.p.A., including its management and the selection of the members of its board of directors. Since December 16, 2003, Mr. Natuzzi has held his entire beneficial ownership of Natuzzi S.p.A. shares through INVEST 2003 S.r.l., an Italian holding company wholly-owned by Mr. Natuzzi and having its registered office at Via Gobetti 8, Taranto, Italy.

On November 6, 2014, INVEST 2003 S.r.l. completed the purchase of 250,000 ADSs, each representing one Ordinary Share at the time of purchase, at a price of U.S.$2.00 per ADS. The purchase was privately negotiated with a single individual and was effected through an escrow arrangement with BNY Mellon.

On July 30, 2014, INVEST 2003 S.r.l., completed the purchase of 500,000 ADSs, each representing one Ordinary Share at the time of purchase, at a price of U.S.$2.75 per ADS. The purchase was privately negotiated with a single individual and was effected through an escrow arrangement with BNY Mellon. For more information, refer to Schedule 13D (Amendment No. 2), filed with the SEC on September 14, 2014, that amends and supplements the Schedule 13D, filed with the SEC on April 24, 2008 (as amended by Amendment No. 1 filed on April 8, 2013 (“Amendment No. 1”).

These two purchases, carried out for investment purposes, brought the number of Ordinary Shares beneficially owned by each of Mr. Natuzzi and INVEST 2003 S.r.l. to 30,967,521 (representing 56.5% of the Ordinary Shares outstanding).

Between September 27, 2011 and April 30, 2013, INVEST 2003 S.r.l. completed the purchase of a total of 859,628 Natuzzi S.p.A. ADSs (each representing one Ordinary Share at the time of purchase, for a total of approximately 1.6% of the Company’s total shares then outstanding), at an average price of U.S.$ 2.37 per ADS. These purchases were made in accordance with a purchase plan undertaken pursuant to Rule 10b-18 (“Purchases of Certain Equity Securities by the Issuer and Others”) promulgated under the Securities Exchange Act of 1934 (the “Rule 10b-18 Plan”).

On April 18, 2008, INVEST 2003 S.r.l. purchased 3,293,183 ADSs, each representing one Ordinary Share at the time of purchase, at the price of U.S.$ 3.61 per ADS. For more information, refer to Schedule 13D, filed with the SEC on April 24, 2008, and related Amendment No. 1 to Schedule 13D, filed with the SEC on April 8, 2013.

On February 8, 2019, the Company’s board of directors approved a change in the ratio of its ADSs to Ordinary Shares, from one ADS representing one Ordinary Share, to one ADS representing five Ordinary Shares. The effective date of the ratio change was February 21, 2019. There were 4,361,981 ADSs (equivalent to 21,809,905 Ordinary Shares) outstanding as of February 21, 2019.

Each of the Company’s other directors and officers owns less than 1% of the Company’s Ordinary Shares and ADSs. None of the Company’s directors or officers has stock options.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth information, as of the date of this Annual Report, with respect to each person who beneficially owns 5% or more of the Company’s Ordinary Shares or ADSs:

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

(2)	Source: BNY Mellon (http://nexen.bnymellon.com).

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

As of May 29, 2020, 54,853,045 Ordinary Shares were outstanding. As of the same date, there were 4,362,342 ADSs (equivalent to 21,811,711 Ordinary Shares) outstanding. The ADSs represented 39.8% of the total number of Natuzzi Ordinary Shares issued and outstanding.

On February 8, 2019, the Board of Directors approved the Ratio Change, which became effective on February 21, 2019. There were 4,361,981 ADSs (equivalent to 21,809,905 Ordinary Shares) outstanding as of February 21, 2019.

For ADS holders, the Ratio Change had the same effect as a one-for-five reverse ADS split. No new shares were issued in connection with the Ratio Change. As a result of the Ratio Change, the price of the Company’s ADSs automatically increased proportionally.

Since certain Ordinary Shares and ADSs are held by brokers or other nominees, the number of direct record holders in the U.S. may not be fully indicative of the number of direct beneficial owners in the U.S. or of where the direct beneficial owners of such shares are resident.

Related Party Transactions

Transactions that have been entered into with related parties as at December 31, 2019 and 2018 are set forth, in millions of Euro, in the following table.

	31/12/2019	31/12/2018
Sales	39.9	16.4
Expenses	0.1	1.0
Amount owned by related parties	5.2	9.3
Amounts due to related parties	0.1	1.0

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

Consolidated Financial Statements

Please refer to “Item 18. Financial Statements” of this Annual Report.

Export Sales

Sales of upholstery products manufactured in Italy and sold outside Italy totaled approximately €109.0 million in 2019, down 15.7% from 2018. That figure represents 36% of the Group’s 2019 net leather and fabric-upholstered furniture sales.

Legal and Governmental Proceedings

The Group is involved in tax and legal proceedings, including several minor claims and legal actions, arising in the ordinary course of business. The provision recorded against these claims is €11.1 million as of December 31, 2019 (€12.0 million as of December 31, 2018). See “Item 3. Key Information—Risk factors” and Note 23 to the Consolidated Financial Statements.

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

Dividends

Since the Group reported a negative net result in 2019 and considering the capital requirements necessary to implement the restructuring of the operations and its planned retail and marketing activities, the Group decided not to distribute dividends in respect of the year ended December 31, 2019. The Group has also not paid dividends in any of the prior three fiscal years.

The payment of future dividends will depend upon the Company’s earnings and financial condition, capital requirements, governmental regulations and policies and other factors. Accordingly, there can be no assurance that dividends in future years will be paid at a rate similar to dividends paid in past years or at all.

Dividends paid to owners of ADSs or Ordinary Shares who are U.S. residents qualifying under the Income Tax Convention will generally be subject to Italian withholding tax at a maximum rate of 15%, provided that certain certifications are given timely. Such withholding tax will be treated as a foreign income tax which U.S. owners may elect to deduct in computing their taxable income, or, subject to the limitations on foreign tax credits generally, credit against their U.S. federal income tax liability. See “Item 10. Additional Information—Taxation—Taxation of Dividends.”

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

On February 8, 2019, the Company’s Board of Directors approved a change in the ratio of its ADSs to Ordinary Shares, par value €1.00 per Ordinary Share, from one ADS representing one Ordinary Share, to one ADS representing five Ordinary Shares (the “Ratio Change”). The effective date of the Ratio Change was February 21, 2019. There were 4,361,981 ADSs (equivalent to 21,809,905 Ordinary Shares) outstanding as of February 21, 2019.

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

On April 7, 2020 the Company received notice from the NYSE that the Company is no longer in compliance with one of the NYSE’s continued listing standards for a listed company because the average closing price of the Company’s ADSs was less than US$1.00 over a consecutive 30-trading day-period (the “Dollar Price Standard”).

NYSE notified the Company that its ADSs would be delisted if it is not able to comply with the Dollar Price Standard within the applicable cure period. As of April 6, 2020, the average closing price of Natuzzi’s ADSs over the preceding consecutive 30 trading-day period was US$ 0.78 per ADS. The issuance of the notification is not discretionary and is sent automatically when a listed company’s share price falls below the Dollar Price Standard.

The Company can regain compliance at any time during the cure period if, on the last trading day of any calendar month during the cure period, the Company has a closing share price of at least US$1.00 and an average closing share price of at least US$1.00 over the 30 trading-day period ending on the last trading day of that month. In the event that the Company is not in compliance with the Dollar Price Standard at the end of the cure period, the Company expects that the NYSE will commence suspension and delisting procedures. Until then, the Company’s shares are expected to continue to be listed and traded on the NYSE, subject to compliance with other NYSE continued listing standards.

A delisting from the NYSE is not expected to affect the Company’s business operations and is not expected to conflict with or cause an event of default under any of the Company’s material debt or other agreements.

Since March 17, 2020, the Company has also not been in compliance with the NYSE’s continued listing standard set forth in Section 802.01(b) of the NYSE Listed Company Manual, which requires the Company to maintain an average global market capitalization of not less than US$15 million over a consecutive 30-trading day period (the “Capitalization Standard”).

In response to the COVID-19 outbreak, the NYSE has suspended the application of the Dollar Price Standard and of the Capitalization Standard until June 30, 2020. In light of this, the cure period for the Company to regain compliance with the Dollar Price Standard will expire on December 16, 2020. However, the Company’s capitalization (equal to US$ 8.4 million as of May 29, 2020) suggests that the NYSE may commence proceedings to delist Natuzzi’s ADSs after 30 trading days from the expiration of the suspension period of the Capitalization Standard, regardless of any action taken by the Company to cure its non-compliance with the Dollar Price Standard prior to the expiration of the cure period for the Dollar Price Standard. Therefore, the Company notified the NYSE on April 21, 2020 that it does not currently intend to take any action in connection with its non-compliance with the Dollar Price Standard.

The Company may reconsider this in the future if, among other things, its global market capitalization has risen above US$15 million following the COVID-19 suspension.

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

Dividends will be paid in the manner and on the date specified in the shareholders’ resolution approving their payment (usually within 30 days from their annual general meeting). Dividends that are not collected within five years of the date on which they become payable are forfeited to the benefit of the Company. Holders of ADSs will be entitled to receive payments in respect of dividends on the underlying shares through BNY, as ADR Depositary, in accordance with the Deposit Agreement.

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

The board of directors may also appoint one or more general managers (direttori generali), who must report directly to the board of directors and confer powers for single acts or categories of acts to employees of the Company or persons unaffiliated with the Company.

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

External Auditor — The audit of the Company’s accounts is entrusted, as per current legislation, to an independent audit firm whose appointment falls under the competence of the shareholders’ meeting, upon the board of statutory auditors’ proposal. In addition to the obligations set forth in national auditing regulations, Natuzzi’s listing on the NYSE requires that the audit firm issues an audit report on the consolidated financial statements included in the annual report on Form 20-F, in compliance with the auditing standards issued by the Public Company Accounting Oversight Board (PCAOB). Moreover, the independent audit firm is required, if applicable, to issue an opinion on the effectiveness of the internal control system applied to financial reporting. No such opinion was required for the Company as of December 31, 2019.

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

Material Contracts

The Company is not a party to any material contract, other than contracts entered into in the ordinary course of business and the contracts described immediately below:

—

The Securitization Agreement with Muttley S.r.l., and concerning Banca IMI, Intesa San Paolo for the non-recourse factoring of export-related financial receivables for €35 million, dated July 7, 2015. The Securitization Agreement can be found in Exhibit 4.5 to this Annual Report.

—

The Company entered into various agreements with representatives of trade unions regarding the reorganization of its employees, dated March 22, 2016 and March 27, 2017 (the “Italian Reorganization Agreements”). The Italian Reorganization Agreements are attached as Exhibits 4.3, 4.4, 4.6 and 4.7 to this Annual Report.

—

The Company entered into a joint venture contract with Jason Furniture (Hangzhou) Co., Ltd. (“Kuka”) on March 22, 2018 (the “Joint Venture Agreement”) under which the Company’s wholly-owned Chinese subsidiary, Natuzzi Trading (Shanghai) Co., Ltd. (“Natuzzi Trading Shanghai”) would become a joint venture (the “Joint Venture”). On July 27, 2018, the Company completed the transactions contemplated by the Joint Venture Agreement. As a result of the completion of these transactions, the Company’s wholly-owned Chinese subsidiary, Natuzzi Trading (Shanghai) Co., Ltd. (“Trading Co.”), became a joint venture in which each of the Company and Kuka currently owns a 49% and 51% stake, respectively. Kuka invested €65 million to acquire its stake in Trading Co. The Joint Venture distributes Natuzzi Italia and Natuzzi Editions branded products through a network of single-brand directly operated stores and franchise stores in Mainland China, Hong Kong and Macau, as well as through online stores. The Joint Venture Agreement is attached as Exhibit 4.8 to this Annual Report.

—

The Company entered into an agreement for the sale and purchase and subscription of shares in Natuzzi Trading Shanghai with Kuka and Natuzzi Trading Shanghai on March 22, 2018 (the “Share Purchase Agreement”). Under the Share Purchase Agreement, Kuka made a €65 million investment in exchange for a majority stake in the Joint Venture. The Share Purchase Agreement is attached as Exhibit 4.9 to this Annual Report.

—

On December 18, 2018, the Company, along with trade unions and Italian relevant authorities, agreed to extend the Solidarity Agreement for a one-year period ending in December 2019 and signed an agreement allowing the Company to benefit from CIGS for up to 491 employees, for a period of 24 months, in order to support the Company’s reorganization process.

•

On December 18, 2019, the Company, along with trade unions and Italian relevant authorities, agreed to extend the Solidarity Agreement until September 23, 2020 and signed an agreement allowing the Company to benefit from CIGS for up to 487 employees until the end of December 2020.

•

On February 28, 2020, in light of the extraordinary challenges faced by the Group due to the COVID-19 pandemic, the Company entered into an agreement with INVEST 2003 S.r.l., its majority shareholder, setting forth the undertaking of such shareholder, upon request of the Company, to make advance payments of up to €15.0 million to satisfy the subscription price of a future rights issue. The agreement further provides that any such advance payments are subject to repayment unless a rights issue in a minimum amount of €15.0 million is approved by the Company’s shareholders and completed before year end.

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

Certain requirements however are imposed by law. Regulations on the use of cash and bearer securities are contained in legislative decree No. 231 of November 21, 2007, as amended from time to time (the “Decree 231”), which implemented in Italy the European directive on anti-money laundering 2005/60/EC (actually replaced by directive (EU) 2015/849, as amended by directive (EU) 2018/843). Such legislation requires that, subject to certain exceptions, transfers of cash or bearer instruments in Euro or in foreign currency, effected for whatsoever reason between different parties, shall be carried out by means of credit institutions, Poste Italiane S.p.A., electronic money institutions and payment institutions providing payment services which are different from those indicated under Article 1, paragraph 1, letter d), number 6) of legislative decree No. 11 of January 27, 2010 when the total amount to be transferred is equal to or more than €3,000. Such limit will be decreased to €2,000 from July 1, 2020. Cash remittance services are subject to a €1,000 limit. Credit institutions and the other intermediaries effecting such transactions on behalf of residents or non-residents of Italy are required to maintain records of such transactions for ten years after the end of the relevant business relationship or the closing of the relevant transaction. Such records may be inspected at any time by the competent Italian authorities.

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

Taxation

The following is a summary of certain U.S. federal and Italian tax matters. The summary contains a description of the principal U.S. federal and Italian tax consequences of the purchase, ownership and disposition of Ordinary Shares or ADSs by a holder who is a citizen or resident of the United States or a U.S. corporation or who otherwise will be subject to U.S. federal income tax on a net income basis in respect of the Ordinary Shares or ADSs. The summary is not a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase or hold Ordinary Shares or ADSs. In particular, the summary deals only with beneficial owners who will hold Ordinary Shares or ADSs as capital assets and does not address the tax treatment of a beneficial owner who owns 10% or more of the voting shares of the Company or who may be subject to special tax rules, such as banks, tax-exempt entities, insurance companies, partners or partnerships therein, U.S. expatriates, or dealers in securities or currencies, or persons that will hold Ordinary Shares or ADSs as a position in a “straddle” for tax purposes or as part of a “constructive sale” or a “conversion” transaction or other integrated investment comprised of Ordinary Shares or ADSs and one or more other investments. The summary does not address the U.S. Medicare tax on net investment income, the U.S. alternative minimum tax, or any aspect of U.S. state or local tax law. The summary does not discuss the treatment of Ordinary Shares or ADSs that are held in connection with a permanent establishment through which a non-resident beneficial owner carries on business or performs personal services in Italy.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the Ordinary Shares or ADSs will be subject to taxation at reduced rates if the dividends are “qualified dividends”. Dividends paid on the Ordinary Shares or ADSs will be treated as qualified dividends if (i) the Company is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The Income Tax Convention has been approved for the purposes of the qualified dividend rules, and the Company believes it is eligible for the benefits of the Income Tax Convention. Based on the Company’s audited financial statements and relevant market and shareholder data, the Company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2018 or 2019 taxable year. In addition, based on the Company’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC for its 2020 taxable year.

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

ii) United States Tax Considerations — Gain or loss realized by a U.S. owner on the sale or other disposition of Ordinary Shares or ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the U.S. owner’s basis in the Ordinary Shares or the ADSs and the amount realized on the disposition, as determined in U.S. dollars. If the amount realized is denominated in a foreign currency, its dollar equivalent generally will be determined at the spot rate in effect on the date of disposition (or, if the Ordinary Shares or ADSs are traded on an established securities market such as the NYSE, in the case of cash basis and electing accrual basis beneficial owners, the settlement date). Any such gain or loss generally would be treated as arising from sources within the United States. Such gain or loss will generally be long-term capital gain or loss if the U.S. owner holds the Ordinary Shares or ADSs for more than one year. The net amount of long-term capital gain recognized by a U.S. owner that is an individual holder generally is subject to taxation at a reduced rate. The ability to offset capital losses against ordinary income is subject to limitations. Deposits and withdrawals of Ordinary Shares by U.S. owners in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

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

Specified Foreign Financial Assets — Certain U.S. owners that own “specified foreign financial assets” with an aggregate value in excess of USD 50,000 on the last day of the taxable year or USD 75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. owners who fail to report the required information could be subject to substantial penalties. You should consult your own tax advisors concerning the application of these rules to your particular circumstances.

Documents on Display

The Company is subject to the information reporting requirements of the Exchange applicable to foreign private issuers. In accordance therewith, the Company is required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we have been required to make filings with the SEC by electronic means since November 4, 2002. Any filings we make electronically will be available to the public over the Internet at the SEC’s website at http://www.sec.gov. The Form 20-F and reports and other information filed by the Company with the SEC will also be available for inspection by ADS holders at the Corporate Trust Office of BNY at 240 Greenwich Street, New York, New York 10286.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following discussion of the Group’s risk management activities includes “forward-looking statements” that involve risks and uncertainties. Actual results could differ materially from those projected in the forward looking statements. See “Forward Looking Information.” A significant portion of the Group’s net sales and costs is denominated in currencies other than the euro.

The Group is exposed to market risks principally from fluctuations in the exchange rates between the Euro and other currencies, including, but not limited to, in particular the U.S. dollar, and to a significantly lesser extent, from variations in interest rates.

Exchange Rate Risk — The Group’s foreign exchange rate risks in 2019 arose principally in connection with U.S. dollars, British pounds, Euro (for the Company’s subsidiary located in Eastern Europe), Canadian dollars, Japanese yen, Australian dollars, Danish kroner, Swedish kroner and Swiss francs, as well as in connection with Chinese yuan, Romanian Leu, Brazilian Reais, Mexican Peso, Russian Rubles and Indian Rupee, for the Company’s subsidiaries operating in currencies different from the Euro.

For further details about the Group’s exposure to currency risk, see Note 30(C)(iv) to the Consolidated Financial Statements.

As of December 31, 2019, the Company was a party to a number of currency forward contracts (known in Italy as domestic currency swaps), all of which are designed to hedge future sales denominated in different currencies. The Group does not use such foreign exchange contracts for speculative trading purposes.

As of December 31, 2019, the notional amount in Euro terms of all of the Group’s outstanding currency forward contracts totaled €40.4 million. As of December 31, 2018, the notional amounts of all of the Group’s outstanding currency forward contracts totaled €43.6 million.

At the end of 2019, such currency forward contracts had notional amounts of British pounds 15.0 million, €11.3 million, U.S.$ 7.0 million, Canadian dollars 2.9 million, Japanese yen 185.0 million, Australian dollars 2.1 million, Danish kroner 5.6 million and Swedish kroner 2.3 million. All of these forward contracts had various maturities extending through August 2020. See Note 29 to the Consolidated Financial Statements.

The table below summarizes (in thousands of Euro equivalent) the contractual amounts of currency forward contracts intended to hedge future cash flows from accounts receivable and sales orders as of December 31, 2019 and 2018:

	December 31,
Euro equivalent of contractual amounts of currency forward contracts as of:	2019	2018
British pounds	€16,947	€10,612
Euro*	11,347	11,407
U.S. dollars	6,347	14,528
Canadian dollars	1,937	1,300
Japanese yen	1,549	2,318
Australian dollars	1,280	2,129
Danish Kroner	751	1,086
Swedish kroner	208	265

Total	€40,366	€43,645

*	Used by the Group’s Romanian subsidiary to hedge its net collections denominated in Euro vs. RON.

As of December 31, 2019, these forward contracts had a net unrealized loss of €0.6 million, compared to a net unrealized loss of €0.1 million as of December 31, 2018. The Group recorded this amount in “net exchange rate gains/(losses)” in its Consolidated Financial Statements. See Note 29 to the Consolidated Financial Statements.

The following table presents information regarding the contract amount in thousands of Euro equivalent and the estimated fair value of all of the Group’s foreign exchange contracts: contracts with unrealized gains are presented as “assets” and contracts with unrealized losses are presented as “liabilities.”

	December 31, 2019		December 31, 2018
	Contract Amount	Unrealized gains (losses)	Contract Amount	Unrealized gains (losses)
Assets	10,419	145	27,459	218
Liabilities	29,947	(772)	16,186	(320)

Total	40,366	€(627)	€43,645	€(102)

The potential loss in fair value of all of the Group’s forward contracts outstanding as of December 31, 2019 that would have resulted from a hypothetical, instantaneous and unfavorable 10% change in currency exchange rates would have been approximately €5.0 million.

For the accounting of transactions entered into in an effort to reduce the Group’s exchange rate risks, see Notes 3(s) and 30 to the Consolidated Financial Statements.

At December 31, 2019, the Group had €16.6 million in cash and cash equivalents held by our Chinese subsidiaries, almost entirely denominated in Chinese Yuan (€18.3 million as at December 31, 2018). Exchange rate fluctuations in respect of this currency could have significant positive or negative effects on our results of operations in future periods. See Note 17 to the Consolidated Financial Statements.

Interest Rate Risk — To a significantly lesser extent, the Group is also exposed to interest rate risk. As of December 31, 2019, the Group had €42.6 million (equivalent to 11.5% of the Group’s total assets as of the same date) in debt outstanding (Bank overdrafts and short-term borrowings plus long-term debt, including the current portion of such debt), which is for the most part subject to floating interest rates. See Notes 19, 26 and 30 to the Consolidated Financial Statements.

The potential increase in interest expenses on the Group’s total debt (bank overdrafts and long-term debt, including their current portion) that would have resulted from a hypothetical, instantaneous and unfavorable 1.0% increase in the interest rates of the Group’s total debt outstanding as of December 31, 2019 would have been approximately €0.3 million.

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

Fees paid by ADS holders — BNY, as Depositary of our ADSs, collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees to make distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

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

Fees payable by the Depositary to the Company

i) Fees incurred in past annual period — From January 1, 2019 to December 31, 2019, the Depositary waived a total of $13,511.16 in administrative fees for routine corporate actions including services relating to Natuzzi’s annual general meeting of shareholders. Of this amount, $10,000.00 represented a non-recurring expense in the ADR program resulting from a reverse split.

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

(a) Disclosure Controls and Procedures — The Company carried out an evaluation under the supervision and with the participation of Company’s management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2019. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on the Company’s evaluation of its disclosure controls and procedures, our Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2019 to provide reasonable assurance that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s applicable rules and forms, and that it is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control Over Financial Reporting — The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15 (f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Even when determined to be effective, they can provide only reasonable assurance regarding the reliability of financial reporting and the preparation and presentation of financial statements. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. To assess the effectiveness of the Company’s internal control over financial reporting, Company’s management, including its Chief Executive Officer and Chief Financial Officer, used the criteria described in “2013 Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management assessed the effectiveness of its internal control over financial reporting as of December 31, 2019. Based on such assessment, the Company’s management has concluded that as of December 31, 2019, the Company’s internal control over financial reporting was effective and that there were no material weaknesses in the Company’s internal control over financial reporting.

(d) Changes in Internal Control over Financial Reporting — There were no changes in our internal control over financial reporting as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) that occurred during our most recently completed fiscal year that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

KPMG S.p.A. (“KPMG”) served as Natuzzi S.p.A.’s principal independent registered public auditor for fiscal years 2019 and 2018, for which it audited the consolidated financial statements for the years-ended December 31, 2019 and 2018 included in this Annual Report.

The following table sets forth the aggregate fees billed and billable to the Company by KPMG in Italy and abroad during the fiscal years ended December 31, 2019 and 2018, for audit fees, audit–related fees, tax fees and all other fees for audit.

	2019	2018
	(Expressed in thousands of euros)
Audit fees	690	575
Audit-related fees	—	—
Tax fees	—	—
All Other fees	—	—
Total fees	690	575

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

At the Company’s annual general shareholders’ meeting held on April 29, 2019, the Company appointed KPMG S.p.A. as Natuzzi S.p.A.’s principal independent registered public auditor for fiscal years 2019, 2020 and 2021.

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

On November 6, 2014, INVEST 2003 S.r.l. completed the purchase of 250,000 ADSs, each representing one Ordinary Share at the time of purchase, at a price of U.S.$2.00 per ADS. The purchase was privately negotiated with a single individual and was effected through an escrow arrangement with BNY Mellon. On July 30, 2014, INVEST 2003 S.r.l. completed the purchase of 500,000 ADSs, each representing one Ordinary Share at the time of purchase, at a price of U.S.$2.75 per ADS. The purchase was privately negotiated with a single individual and was effected through an escrow arrangement with BNY Mellon. For more information, refer to Schedule 13D (Amendment No. 2), filed with the SEC on September 14, 2014, that amends and supplements the Schedule 13D, filed with the SEC on April 24, 2008 (as amended by Amendment No. 1 filed on April 8, 2013).

From January 1, 2014 to December 31, 2019, no purchases were made by or on behalf of the Company or any other affiliated purchaser of the Company’s Ordinary Shares or ADSs.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

Under NYSE rules, the Company is permitted, as a listed foreign private issuer, to adhere to the corporate governance rules of our home country in lieu of certain NYSE corporate governance rules.

Corporate governance rules for Italian stock corporations (società per azioni) like the Company, whose shares are not listed on a regulated market in the EU, are set forth in the Civil Code. As described in more detail below, the Italian corporate governance rules set forth in the Civil Code differ in a number of ways from those applicable to U.S. domestic companies under NYSE listing standards, as set forth in the NYSE Listed Company Manual.

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

Audit Committee and Internal Audit Function

NYSE Domestic Company Standards — U.S. companies listed on the NYSE are required to have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act and certain additional requirements set by the NYSE. In particular, all members of this committee must be independent and the committee must adopt a written charter. The committee’s prescribed responsibilities include (i) the appointment, compensation, retention and oversight of the external auditors; (ii) establishing procedures for handling “whistle blower” complaints regarding accounting, internal accounting controls, or auditing matters; (iii) engaging independent counsel and other advisers, as it determines necessary to carry out its duties and (v) determine appropriate funding for payments to the external auditor, advisors employed by the audit committee and other necessary administrative expenses of the audit committee. A company must also have an internal audit function, which may be outsourced, except to the independent auditor.

Our Practice — Rule 10A-3(c)(3) of the Exchange Act provides that foreign private issuers with a board of statutory auditors established in accordance with local law or listing requirements and meeting specified requirements with regard to independence and responsibilities (including the performance of most of the specific tasks assigned to audit committees by Rule 10A-3, to the extent permitted by local law) (the “Statutory Auditor Requirements”) are exempt from the audit committee requirements established by the rule. The Company is relying on this exemption on the basis of its separate board of statutory auditors, which is permitted by the Civil Code and which satisfies the Statutory Auditor Requirements. Nevertheless, our board of statutory auditors, consisting of independent and highly professional experts, complies with the requirements indicated at points (i), (iii) and (iv) of the preceding paragraph. The Company also has an internal audit function, which has not been outsourced, and a control and risk committee. This committee, comprised of three independent directors, has the task of supporting the Board of Directors’ evaluations and decisions relating to the internal control and risk management system, as well as those relating to the approval of periodic financial reports.

Nominating and Compensation Committees

NYSE Domestic Company Standards —Under NYSE standards, a domestic company must have a nominating/corporate governance committee (or equivalent) comprised solely of independent directors, which is responsible for nominating directors, and a written charter addressing certain corporate governance matters. Additionally, U.S. companies listed on the NYSE are required to have a compensation committee (or equivalent) comprised solely of independent directors and have a written charter addressing certain corporate governance matters. The compensation committee must approve the compensation of the CEO and make recommendations to the board of directors with regard to the compensation of other officers, incentive compensation plans and equity-based plans. Disclosure of individual management compensation information for these companies is mandated by the Exchange Act’s proxy rules, from which foreign private issuers are generally exempt.

Our Practice — Although not required under Italian laws, the Company has established a nominating and compensation committee. This committee is comprised of three directors and has the task of assisting the Board of Directors in evaluations and decisions relating to the composition of the Board of Directors and the remuneration of directors and executives with strategic responsibilities. Under Italian law, directors may be designated by any of the Company’s shareholders but shall be appointed by the shareholders in a general shareholders’ meeting. If, during the term of the appointment, one or more directors of the Company resign, the other directors shall replace them by a resolution approved by the board of statutory auditors, provided that the majority of the board is still comprised of directors appointed by the Company’s shareholders. The coopted directors remain in office until the next shareholders’ meeting. If at any time more than half of the members of the board of directors appointed by the shareholders’ meeting resigns, such resignation is ineffective until the majority of the new board of directors has been appointed. In such a case, the remaining members of the board of directors (or the board of statutory auditors if all the members of the board of directors have resigned or ceased to be directors) must promptly call an ordinary shareholders’ meeting to appoint the new directors. INVEST 2003 S.r.l., a company controlled by Mr. Pasquale Natuzzi, by virtue of owning a majority of the outstanding shares of the Company, controls the Company and the appointment of its board of directors.

As a matter of Italian law applicable to Italian stock corporations whose shares are not listed on a regulated market in the European Union and under our By-laws, the compensation of executive directors, including the CEO, is determined by the board of directors, after consultation with the board of statutory auditors, within a maximum amount established by the Company’s shareholders, while the Company’s shareholders determine the base compensation for all members of the board of directors, including non-executive directors. Compensation of the Company’s executive officers is determined by the CEO. The Company’s nominating and compensation committee does not produce a compensation report. However, the Company discloses aggregate compensation of all of its directors and officers as well as individual compensation of each director in Item 6 of its annual reports on Form 20-F.

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

Our Practice — In January 2011, the Company’s board of directors approved the adoption of a compliance program to prevent certain criminal offenses, according to the Italian Decree 231/2001. The task of supervising the application of the compliance program requested by the above-mentioned Italian Decree has been entrusted to an autonomous supervisory body (“Organismo di Vigilanza”) that consists of two independent and qualified members. In February 2016, the board of directors approved a new code of ethics that applies to all employees and officers of the Company, including the board of directors and the board of statutory auditors, the CEO, the CFO and principal accounting officer. Additionally, the Company has in place an insider trading policy, which applies to all employees, officers, directors of the Company. The Company believes that its code of ethics and the conduct and procedures adopted by the Company address the relevant issues contemplated by the NYSE standards applicable to U.S. companies noted above. The full text of our code of ethics and insider trading policy and information related to our organizational model pursuant to Italian decree 231/2001 may be found on our website at www.natuzzigroup.com.

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

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Natuzzi S.p.A.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Natuzzi S.p.A. and subsidiaries (the Company) as of December 31, 2019 and 2018, the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3(f) to the consolidated financial statements, the Company has suffered recurring losses from operations and subsequent to year-end has declining revenue and cash flows that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3(f). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Change in Accounting Principle

As discussed in Note 5 to the consolidated financial statements, the Company has changed its method of accounting for the lease contracts as of January 1, 2019 due to the adoption of IFRS 16 “Lease”.

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

Bari, Italy

June 13, 2020

Natuzzi S.p.A. and subsidiaries

Consolidated statements of financial position as at December 31, 2019 and 2018

(Expressed in thousands of euros except as otherwise indicated)

	December 31, 2019	December 31, 2018	Note
ASSETS
Non-current assets
Property, plant and equipment	102,523	111,086	8
Right-of-use assets	54,718	—	9
Intangible assets and goodwill	6,021	5,892	10
Equity-method investees	41,342	40,220	11
Other non-current receivables	4,519	4,533	12
Other non-current assets	2,896	3,359	13
Deferred tax assets	513	475	38

Total non-current assets	212,532	165,565

Current assets
Inventories	69,685	84,227	14
Trade receivables	29,187	40,967	15
Other current receivables	7,723	9,507	16
Other current assets	9,241	8,107	13
Current income tax assets	1,082	1,986	38
Gains on derivative financial instruments	145	218	29
Cash and cash equivalents	39,799	62,131	17

Total current assets	156,862	207,143

TOTAL ASSETS	369,394	372,708

EQUITY
Share capital	54,853	54,853	18
Reserves	17,147	17,198	18
Retained earnings	31,126	64,496	18

EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY	103,126	136,547

Non-controlling interests	1,692	1,634

TOTAL EQUITY	104,818	138,181

LIABILITIES
Non-current liabilities
Long-term borrowings	14,091	10,361	19
Long-term lease liabilities	46,053	—	20
Employees’ leaving entitlement	16,121	17,181	21
Non-current contract liabilities	9,089	9,934	22
Provisions	12,966	14,502	23
Deferred income for government grants	13,869	13,002	24
Other non-current liabilities	—	1,119	25
Deferred tax liabilities	430	42	38

Total non-current liabilities	112,619	66,141

Current liabilities
Bank overdrafts and short-term borrowings	24,170	35,148	26
Current portion of long-term borrowings	4,321	10,582	19
Current portion of lease liabilities	11,314	—	20
Trade payables	68,476	77,901	27
Other payables	22,049	26,914	28
Current contract liabilities	14,014	12,165	22
Provisions	4,489	4,476	23
Other current liabilities	1,069	—	25
Liabilities for current income tax	1,283	880	38
Losses on derivative financial instruments	772	320	29

Total current liabilities	151,957	168,386

TOTAL LIABILITIES	264,576	234,527

TOTAL EQUITY AND LIABILITIES	369,394	372,708

Natuzzi S.p.A. and subsidiaries

Consolidated statements of profit or loss for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of euros except as otherwise indicated)

	2019	2018	2017 Restated (*)	Note
Revenue	386,962	428,539	448,880	31
Cost of sales	(271,931)	(308,250)	(318,401)	32

Gross Profit	115,031	120,289	130,479

Other income	5,162	5,944	1,650	33
Selling expenses	(105,250)	(114,997)	(118,254)	34
Administrative expenses	(34,026)	(35,344)	(36,105)	35
Impairment on trade receivables	(2,389)	(745)	(1,475)	15
Other expenses	(1,016)	(605)	(250)	33

Operating loss	(22,488)	(25,458)	(23,955)

Finance income	400	379	1,252	36
Finance costs	(7,928)	(5,580)	(6,289)	36
Net exchange rate gains/(losses)	(2,340)	(3,914)	1,033	37
Gain from disposal and loss of control of a subsidiary	—	75,411	—	11

Net finance income/(costs)	(9,868)	66,296	(4,004)

Share of profit/(loss) of equity-method investees	1,011	(290)	—	11

Profit/(loss) before tax	(31,345)	40,548	(27,959)

Income tax expense	(2,335)	(7,429)	(2,886)	38

Profit/(loss) for the year	(33,680)	33,119	(30,845)

Profit/(loss) attributable to:
Owners of the Company	(33,370)	33,289	(30,392)
Non-controlling interests	(310)	(170)	(453)
Profit/(loss) per share
Basic profit/(loss) per share	(0.61)	0.61	(0.55)	39
Diluted profit/(loss) per share	(0.61)	0.61	(0.55)	39

(*)

The Group has initially applied IFRS 9 as at January 1, 2018. Under the transition method chosen, comparative information has not been restated except for separately presenting impairment losses on trade receivables. See note 5(C).

Natuzzi S.p.A. and subsidiaries

Consolidated statements of comprehensive income for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of euros except as otherwise indicated)

	2019	2018	2017	Note
Profit/(loss) for the year	(33,680)	33,119	(30,845)
Other comprehensive income
Items that will not be reclassified to profit or loss
Actuarial gains/(losses) on employees’ leaving entitlement	(615)	573	(108)	18
Tax impact	—	—	(8)	38

Total	(615)	573	(116)
Items that are or may be reclassified subsequently to profit or loss
Exchange rate differences on translation of foreign operations	586	251	(7,778)	18
Tax impact	—	—	—

Total	586	251	(7,778)

Other comprehensive income/(loss) for the year, net of tax	(29)	824	(7,894)	18

Total comprehensive income/(loss) for the year	(33,709)	33,943	(38,739)

Total comprehensive income/(loss) attributable to:
Owners of the Company	(33,421)	34,089	(38,059)
Non-controlling interests	(288)	(146)	(680)

Natuzzi S.p.A. and subsidiaries

Consolidated statements of changes in equity for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of euros except as otherwise indicated)

	Share Capital amount	Translation reserve	IAS 19 reserve	Other reserves	Retained earnings	Equity attributable to owners of the Company	Equity attributable to Non- controlling interests	Total equity
Balance as at January 1, 2017	54,853	12,606	—	11,459	61,636	140,554	3,445	143,999
Dividends distribution	—	—	—	—	—	—	(726)	(726)
Loss for the year	—	—	—	—	(30,392)	(30,392)	(453)	(30,845)
Other comprehensive loss for the year	—	(7,551)	(116)	—	—	(7,667)	(227)	(7,894)

Balance as at December 31, 2017	54,853	5,055	(116)	11,459	31,244	102,495	2,039	104,534

Adjustment on initial application of IFRS 9, net of tax	—	—	—	—	(37)	(37)	—	(37)

Adjusted balance as at January 1, 2018	54,853	5,055	(116)	11,459	31,207	102,458	2,039	104,497

Dividends distribution	—	—	—	—	—	—	(453)	(453)
Capital contribution	—	—	—	—	—	—	194	194
Profit for the year	—	—	—	—	33,289	33,289	(170)	33,119
Other comprehensive income/(loss) for the year	—	227	573	—	—	800	24	824

Balance as at December 31, 2018	54,853	5,282	457	11,459	64,496	136,547	1,634	138,181

Capital contribution	—	—	—	—	—	—	346	346
Loss for the year	—	—	—	—	(33,370)	(33,370)	(310)	(33,680)
Other comprehensive income/(loss) for the year	—	564	(615)	—	—	(51)	22	(29)

Balance as at December 31, 2019	54,853	5,846	(158)	11,459	31,126	103,126	1,692	104,818

Natuzzi S.p.A. and subsidiaries

Consolidated statements of cash flows for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of euros except as otherwise indicated)

	2019	2018	2017	Note
Cash flows from operating activities:
Profit/(loss) for the period	(33,680)	33,119	(30,845)
Adjustments for:
Depreciation	24,196	10,154	10,861	8 and 9
Amortization	917	910	1,569	10
Interest expenses	5,930	3,796	4,639
Share of (profit)/loss of equity-method investees, net of tax	(1,011)	290	(18)	11
(Gain) from loss of control in a former subsidiary	—	(75,411)	—	11
(Gain)/loss on sale of property, plant and equipment	—	(171)	73
Unrealized foreign exchange (gains)/losses	525	174	(1,141)
Deferred income for capital grants	(1,626)	(769)	(989)
Tax expense	2,335	7,429	2,886

Total adjustment	31,266	(53,598)	17,880
Changes in:
Inventories	14,542	5,999	(1,387)
Trade and other receivables	13,578	(3,678)	5,723
Other assets	(671)	(1,675)	1,484
Trade and other payables	(9,490)	7,365	11,854
Contract liabilities	1,004	12,317	3,235
Provisions	(1,523)	(3,694)	3,732
Other liabilities	1,273	1,119	—
One-time termination benefit payments	(3,812)	(1,411)	(8,272)
Employees’ leaving entitlement	(1,676)	(1,066)	(606)

Total changes	13,225	15,276	15,763

Cash provided by (used in) operating activities	10,811	(5,203)	2,798
Interest paid	(5,111)	(3,033)	(2,821)
Income taxes paid	(1,048)	(3,112)	(4,878)

Net cash used in operating activities	4,652	(11,348)	(4,901)

Cash flows from investing activities:
Property, plant and equipment:
Additions	(3,805)	(7,283)	(6,708)
Disposals	66	572	760
Intangible assets	(913)	(878)	(845)
Government grants received for PPE	1,327	—	—
Purchase of business, net of cash acquired	—	—	(3,558)
Disposal of a business, net of cash disposed of	—	22,156	—	11

Net cash provided by (used in) investing activities	(3,325)	14,567	(10,351)

Cash flows from financing activities:
Long-term borrowings:
Proceeds	4,615	—	12,500
Repayments	(5,980)	(4,774)	(4,744)
Short-term borrowings	(11,190)	7,419	5,956
Payment of lease liabilities	(11,960)	—	—	9 and 20
Dividends distribution to non-controlling interests	—	(453)	(1,349)
Capital contribution by non-controlling interests	346	—	—

Net cash provided by (used in) financing activities	(24,169)	2,192	12,363

Increase (decrease) in cash and cash equivalents	(22,842)	5,411	(2,889)
Cash and cash equivalents as at January 1 (*)	60.369	55,035	60,565
Effect of movements in exchange rates on cash held	298	(77)	(2,641)

Cash and cash equivalents as at December 31 (*)	37,825	60,369	55,035	17

(*)

As at December 31, 2019, 2018 and 2017 cash and cash equivalents include bank overdrafts of 1,974, 1,762 and nil, respectively, that are repayable on demand and form an integral part of the Group’s cash management.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

1	Introduction

The consolidated financial statements of the Natuzzi S.p.A. as at December 31, 2019 and 2018 have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), including interpretations issued by the IFRS Interpretations Committee (IFRS IC) applicable to companies reporting under IFRS. The consolidated financial statements as at December 31, 2018 were the Group’s first set of consolidated financial statements prepared in accordance with IFRS and IFRS 1 “First-time Adoption of International Financial Reporting” has been applied.

Being a first-time adopter, the Group restated the 2017 consolidated financial statements for comparative purposes, in order to present the effect of the adoption of the IFRS. The prior year note 43 described the effects of the transition from the generally accepted accounting principles in the Republic of Italy (“Italian GAAP”) to the IFRS and presented the related reconciliation schedules. The Group’s date of transition to the IFRS was January 1, 2017 and its first set of consolidated financial statements prepared in accordance with the IFRS was that as at and for the year ended December 31, 2018.

Natuzzi S.p.A., as SEC Registrant, has also presented the consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for the year ended December 31, 2017.

During 2019, 2018 and 2017 no significant non-recurring events or unusual transactions have occurred other than that described in note 11. All transactions performed by the Group during 2019, 2018 and 2017 are part of the Group’s ordinary business.

2	Description of the business and Group composition

Natuzzi S.p.A. (“Natuzzi”, the “Company” or the “Parent”) is domiciled in Italy. The Company’s registered office is at via Iazzitello 47, 70029 Santeramo in Colle (Bari). These consolidated financial statements include the accounts of Natuzzi S.p.A. and of its subsidiaries (together with the Company, the “Group”). The Group’s primary activity is the design, manufacture and marketing of leather and fabric upholstered furniture (see note 6 on operating segment).

The financial statements utilized for the consolidation are the financial statements of each Group’s legal entity as at December 31, 2019, 2018 and 2017. The 2019, 2018 and 2017 financial statements have been adopted by the respective Boards of Directors of the relevant entities. The financial statements of subsidiaries are adjusted, where necessary, to conform to Natuzzi’s accounting principles and policies (see note 4), which are consistent with International Financial Reporting Standards (IFRS) and interpretations issued by the IFRS Interpretations Committee (IFRS IC) applicable to companies reporting under IFRS (see note 3(a)).

The consolidated financial statements of the Group as at December 31, 2019 have been approved by the Company’s Board of Directors (the Board) on May 22, 2020 and authorised on June 12, 2020.

The subsidiaries included in the consolidation as at December 31, 2019 and 2018, together with the related percentages of ownership and other information, are as follows:

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Name	Percentage of 31/12/2019	Percentage of 31/12/2018	Share/ quota capital	Ownership registered office	Activity
Italsofa Romania S.r.l.	100.00	100.00	RON 109,271,750	Baia Mare, Romania	(1)
Natuzzi (China) Ltd	100.00	100.00	CNY 106,414,300	Shanghai, China	(1)
Italsofa Nordeste S/A	100.00	100.00	BRL 157,654,283	Salvador de Bahia, Brazil	(1)
Natco S.p.A.	99.99	99.99	EUR 4,420,000	Santeramo in Colle, Italy	(2)
I.M.P.E. S.p.A.	100.00	100.00	EUR 1,000,000	Bari, Italy	(3)
Nacon S.p.A.	100.00	100.00	EUR 2,800,000	Santeramo in Colle, Italy	(4)
Lagene S.r.l.	100.00	100.00	EUR 10,000	Santeramo in Colle, Italy	(4)
Natuzzi Americas Inc.	100.00	100.00	USD 89	High Point, N. Carolina, USA	(4)
Natuzzi Iberica S.A.	100.00	100.00	EUR 386,255	Madrid, Spain	(4)
Natuzzi Switzerland AG	100.00	100.00	CHF 2,000,000	Dietikon, Switzerland	(4)
Natuzzi Germany Gmbh	100.00	100.00	EUR 25,000	Köln, Germany	(4)
Natuzzi Japan KK	100.00	100.00	JPY 28,000,000	Tokyo, Japan	(4)
Natuzzi Services Limited	100.00	100.00	GBP 25,349,353	London, UK	(4)
Natuzzi UK Retail Limited	70.00	—	GBP 100	Cardiff (UK)	(4)
Natuzzi Russia OOO	100.00	100.00	RUB 8,700,000	Moscow, Russia	(4)
Natuzzi India Furniture PVT Ltd	100.00	100.00	INR 16,200,000	New Delhi, India	(4)
Natuzzi Florida LLC	51.00	51.00	USD 4,955,186	High Point, N. Carolina, USA	(4)
Natmex S.DE.R.L.DE.C.V	99.00	99.00	MXN 69,195,993	Mexico City, Mexico	(4)
Natuzzi France S.a.s.	100.00	100.00	EUR 200,100	Paris, France	(4)
Softaly (Furniture) Shanghai Co. Ltd	96.50	96.50	CNY 100,000	Shanghai, China	(4)
Natuzzi Oceania PTI Ltd	100.00	100.00	AUD 320,002	Sydney, Australia	(4)
Natuzzi Netherlands Holding	100.00	100.00	EUR 34,605,000	Amsterdam, Holland	(5)
New Comfort S.r.l.	—	100.00	EUR 20,000	Santeramo in Colle, Italy	(6)
Italsofa Shanghai Ltd	96.50	96.50	CNY 124,154,580	Shanghai, China	(6)
Natuzzi Trade Service S.r.l.	100.00	100.00	EUR 14,000,000	Santeramo in Colle, Italy	(6)

(1)	Manufacture and distribution
(2)	Intragroup leather dyeing and finishing
(3)	Production and distribution of polyurethane foam
(4)	Services and distribution
(5)	Investment holding
(6)	Dormant

As at December 31, 2019 the consolidation area changed due to the set up of Natuzzi UK Retail Limited and the liquidation of New Comfort S.r.l..

As at December 31, 2018 the consolidation area changed due to: (a) the deconsolidation of Natuzzi Trading (Shanghai) Co. Ltd occurred on July 27, 2018 as a consequence of the loss of control (see note 11); (b) the sale of Natuzzi Benelux.

The following table summarises the information relating to the only material non-controlling interests related to the Group’s subsidiary Natuzzi Florida LLC, before any intra-group eliminations.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Summarized statement of financial position of Natuzzi Florida LLC and Non-controlling interests share in equity as at December 31, 2019 and 2018

	31/12/19	31/12/18
Current assets	2,870	3,890
Non-current assets	10,479	1,713
Current liabilities	(4,186)	(4,033)
Non-current liabilities	(7,267)	—

Net assets	1,896	1,570
Net assets attributable to NCI – 49%	929	769

Summarized statement of profit or loss of Natuzzi Florida LLC and Non-controlling interests share of loss for the year ended December 31, 2019 and 2018

	2019	2018
Revenue	10,163	8,201
Expenses	(10,581)	(8,540)

Loss for the year	(418)	(339)
Other comprehensive income	37	57

Total comprehensive loss for the year	(381)	(282)
Loss allocated to NCI – 49%	(205)	(166)
OCI allocated to NCI	18	28
Cash flow provided by operating activities	1,530	179
Cash flow used in investing activities	(1,188)	(543)
Cash flow used in financing activities (dividends to NCI: nil)	(603)	—

3	General principles for the preparation of the consolidated financial statements

(a)	Compliance with IFRS

The consolidated financial statements of the Natuzzi Group have been prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations issued by the IFRS Interpretations Committee (IFRS IC) applicable to companies reporting under IFRS. The consolidated financial statements comply with IFRS as issued by the International Accounting Standards Board (IASB).

Details of Group’s accounting policies are included in note 4.

This is the first set of the Group’s consolidated financial statements in which IFRS 16 “Leases” has been applied. The related changes to significant accounting policies are described in note 5.

(b)	Historical cost convention

The consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities (including derivative instruments) measured at fair value.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

(c)	Basis of preparation

The consolidated financial statements consist of the consolidated statement of financial position, the consolidated statement of profit or loss, the consolidated statement of comprehensive income, consolidated statement of changes in equity, consolidated statement of cash flows and the notes to the consolidated financial statements.

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

These consolidated financial statements are presented in Euro, which is the Natuzzi S.p.A.’s functional currency. All amounts have been rounded to the nearest thousand, unless otherwise stated.

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

The areas involving significant estimates or judgements are:

(a)	impairment of property, plant and equipment, notes 4(i) and 8;

(b)	impairment of right-of-use-assets, notes 4(i) and 9;

(c)	estimated goodwill impairment, notes 4(i) and 10;

(d)	estimation of fair value of the investment in a joint venture recorded as such after loss of control, note 11;

(e)	impairment of trade receivables, notes 4(n), 15 and 30;

(f)	assessment of the lease term of lease liabilities depending on whether the Group is reasonably certain to exercise the extension options, notes 4(f), 9 and 20;

(g)	estimation of provision for warranty claims, notes 4(r) and 23;

(h)	estimation of fair values of contingent liabilities, notes 4(r), 23 and 42;

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

(i)	estimated fair value of derivative financial instruments, notes 29 and 30;

(j)	recognition of deferred tax assets, notes 4(aa) and 38.

Estimates and judgements are continually evaluated. They are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

(f)	Going concern assumption

The consolidated financial statements have been prepared on a going concern basis, which assumes that the Group will be able to meet its obligations as they fall due within one year from the date of the approval of these consolidated financial statements. Negative events and conditions, management’s plans and Directors’ conclusions on the Group’s going concern assumption as at December 31, 2019 are reported below.

(i) Negative events and conditions

The Group has a history of incurring substantial operating losses. In particular, the Group has recognised a net loss after tax of 33,680 and an operating loss of 22,488 for the year ended December 31, 2019 and, as at that date, current assets exceed current liabilities by 4,905 and total equity is of 104,818.

In addition, due to the loss for the year, it was unable to generate sufficient cash flows from operating activities during the year which adversely affected its net working capital and net financial position as at December 31, 2019. Net working capital decreased to 4,905 at year end compared to 38,757 as at December 31, 2018 as a result of the above-mentioned loss for the year and the first-time adoption of IFRS 16 – Leases (see note 5 (A)). The principal reason for the loss for the year ended December 31, 2019 is the approximate 10% contraction in the Group’s revenue, down from 428,539 for 2018 to 386,962 for 2019.

Furthermore, during the four-month period ended as at April 30, 2020, the COVID-19 outbreak (see also note 44) has negatively affected Group’s revenue and cash flows mainly due to the following reasons: (a) reduction in the consumers’ demand; (b) significant business interruption arising from the closure of the manufacturing facilities and directly operated stores due to the “lockdown” measures applied by the public authorities; (c) supply chain and logistic disruptions; and (d) travel restrictions and unavailability of personnel. However, at the date of the approval of these consolidated financial statements, all the lockdown measures in Italy and in many other countries have been lifted and the Group’s business has started the so-called “phase 2” which heralds a return to normality.

(ii) Management’s plans

Management’s plans to mitigate the adverse effects of such events and conditions that raise substantial doubt as to the Group’s ability to continue as a going concern for a reasonable period of time, are included in: (i) the business plan 2020-2024 approved by the Parent’s Board of Directors on October 11, 2019; (ii) the updated business plan 2020-2026 approved by the Parent’s Board of Directors on May 22, 2020; (iii) the annual budget for 2020 approved by Parent’s Board of Directors on December 16, 2019; and (iv) the updated annual budget for 2020 and 2021, supplemented with a sensitivity analysis, approved by the Parent’s Board of Directors on May 22, 2020.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Such plans, listed in order of importance based on their weight in cash flow forecasts for the years ending December 31, 2020 and 2021, are as follows.

—

Implementation, due to COVID-19, of stricter procedures to manage liquidity and working capital balances to generate sufficient operating cash flows to meet its obligations as they fall due. The Group aims to maintain the level of its cash and cash equivalents at an amount in excess of expected cash outflows for financial liabilities over the next 60 days. The Group also monitors the level of expected cash inflows from trade and other receivables together with expected cash outflows for trade and other payables.

—

Receipt of financial support from the Parent majority shareholder. In particularly, in light of the extraordinary challenges imposed by COVID-19 on the Group, on February 28, 2020, the Parent’s majority shareholder entered into an agreement with it setting forth its undertaking, should the Parent so request, to make advance payments of up to 15,000 to satisfy the subscription price of a future rights issue. On February 28, 2020, the Parent requested an initial payment of 2,500 which was received on March 2, 2020.

—

Access to COVID-19 long-term bank borrowing based on the measures to support business approved by the Italian Government with Law Decree no. 23/2020 (the “Liquidity Decree”). The Parent applied for such loan on April 29, 2020 and should receive it during the third quarter of 2020. Specifically, the requested loan is 90% guaranteed by a State agency and has a nominal amount of 65,000 with installments repayable on a quarterly basis starting from 2022, after the two-year interest-only period, and ending in 2026. The interest rate will be based on an Italian variable index plus a spread to be defined.

—	Use of social security procedures that allow the Parent and other subsidiaries to pay workers and employees a reduced salary for a certain period.

—

Savings in selling and administrative expenses mainly through: (a) cutting certain costs chiefly related to marketing, travel, facilities management and professional services; (b) layoff of redundant employees of business support offices mainly located in the Parent’s headquarters in Italy pursuant to individual written agreements that will provide for one-off termination benefits.

—

Manufacturing footprint optimisation in order to reduce the cost of sales through: (a) the relocation of part of the production capacity among the existing Group’s plants; (b) the outsourcing of production of certain finished products, that are positioned in the mid-low range selling price, to third-party manufacturers located in low cost countries such as Vietnam; (c) the management of production excess capacity in Italy with the layoff of redundant workers pursuant to individual written agreements that will provide for one-off termination benefits; (d) the outsourcing and/or insourcing, depending on the location of the manufacturing facility, of the production of certain semi-finished products (i.e., polyurethane and wood) in order to optimise the structure of the cost of sales.

—	Deferral of certain capital expenditures that had been scheduled for 2020 due to COVID-19 negative event.

—	Obtainment of suspension and deferral of the instalments of the long-term borrowings due in 2020 provided by COVID-19 measures adopted by the Italian and other governments.

—

Use of suspension and deferral of tax payments, VAT payments, payments to public administrations, payments of withholding tax on wages, payments of social security contributions, payments of mandatory insurance premium and of related obligations, as provided by the COVID-19 measures adopted by the Italian Government with the Cure Italy Decree.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

—

Cash receipts related to government grants of 7,144 and subsidized loans of 9,755 related to benefits that the Parent obtained in 2019 from the Italian Government as part of the incentive programs for under-industrialised regions in Southern of Italy. Such grants and subsidized loans will be received over the next few years for the purchase of certain items of property, plant and equipment necessary to upgrade the Italian manufacturing facility and for certain innovative research and development expenses. Such grants will be cashed as soon as the Parent presents the application to the government agency with details of the expenditures.

—

Closure of not profitable wholesalers, renegotiation of sale prices and other commercial conditions for other customers thanks to benefits due to the outsourcing of manufacturing of certain products in low cost countries.

—	Rationalization of branded and unbranded product models in order to reduce their complexity and improve margins.

—	Closer monitoring of franchised operated store performances.

—	New opening of stores directly operated by the Parent (directly operated stores) and franchised stores operated by third parties (franchised operated stores).

—

Disposal of some non-strategic assets such as land, buildings and operations of two subsidiaries (tannery and foam operations), with a total carrying value of 26,745 as at December 31, 2019. The estimated fair value of such disposal assets is significantly higher than the carrying value as at December 31, 2019.

—	Request to lessors for the majority of the lease contracts of rent concessions or deferral payments to compensate the closure of the Group’s stores due to COVID-19 “lockdown”.

Furthermore, management has prepared the updated cash flow forecasts for the years ending December 31, 2020 and 2021 taking into account the effects of COVID-19 on the Group’s revenue and cash flows as at April 30, 2020 and the above plans. In particular, such cash flow forecasts take into consideration the Group’s actual results of operation for the four months ended April 30, 2020 and are based on the following key assumptions: (a) reduction of revenue for 2020 by approximately 20% compared to 2019 revenue; (b) reduction of variable costs for 2020 in line with the decrease in revenue; (c) increasing of revenue for 2021 by approximately 20% compared to 2020; (d) increasing of variable costs for 2021 in line with the increase in revenue; (e) cut-down of certain fixed costs by approximately 10% in 2020 and 5% in 2021 compared to 2019; (f) receipt in 2020 of COVID-19 long-term financing of 65,000 from banks based on the measures to support business approved by the Italian Government with the “Liquidity Decree”; (g) receipt of financial support of 15,000 from the Parent’s majority shareholder; (h) deferral of certain capital expenditures that had been scheduled for 2020, while others will be financed with the government grants already received as at December 31, 2019; (i) access to the COVID-19 and other social security procedures that allow the Parent and other subsidiaries to pay workers and employees a reduced salary for a certain period; and (j) layoff of redundant workers pursuant to individual written agreements that will provide for one-off termination benefits.

Such cash flows forecasts, even in several worst-cases scenario prepared by management, indicate that, taking into account all management’s plans, the Group will have sufficient funds to meet its liabilities as they fall due within one year from the date of the approval of these consolidated financial statements.

(iii) Directors’ conclusions

The Directors believe that the above plans, many of which have already been implemented, combined with the cash and cash equivalents and unused credit facilities as at December 31, 2019 will be sufficient to allow the Group to meet its obligations as they fall due within one year from the date of the approval of these consolidated financial statements.

As at December 31, 2019, the Group’s cash and cash equivalents amount to 39,799, while its long-term borrowings are of 18,412, including the current portion of 4,321, and its bank overdrafts and short-term borrowings are 24,170. Furthermore, as at December 31, 2019, the unused portion of credit facilities available to the Group, for which no commitment fees are due, amounts to 24,251. Such unused portion is related to a non-recourse factoring agreement for export-related trade receivables (18,080), borrowings to be secured with trade receivables (3,577) and bank overdrafts (2,594).

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

However, the Directors note that the above cash flow forecasts for the years ending December 31, 2020 and 2021 are heavily dependent, in particular, on the key assumption about the receipt during the third quarter of 2020 of COVID-19 long-term bank borrowing of 65,000. Although they are confident that such long-term bank borrowing will be received for the requested amount and during the third quarter of 2020, since the Parent meets all the conditions specified by article 1 of the “Liquidity Decree”, there is uncertainty about the amount of the loan that will actually be disbursed by the banks as well as the timing of this disbursement.

This circumstance represents a material uncertainty that raises substantial doubt on the Group’s ability to continue as a going concern for a reasonable period of time and, therefore, to continue realising its assets and discharging its liabilities in the normal course of business. Nevertheless, in consideration of the procedures performed to assess the uncertainty described above, such as the sensitivity analysis performed on the cash flows forecasts for 2020 and 2021, as well as alternative plans that management may implement to mitigate this uncertainty, the Directors have a reasonable expectation that the Group has adequate sources of funding to meet its liabilities as they fall due within one year from the date of the approval of these consolidated financial statements. For these reasons, the Directors have adopted the going concern assumption as a basis of preparation of the consolidated financial statements as at December 31, 2019.

4	Summary of significant accounting policies

This note provides a list of the significant accounting policies adopted in the preparation of these consolidated financial statements. These policies have been consistently applied to all the years presented, unless otherwise indicated. The accounting policies have been applied consistently by Group’s entities.

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

(iv) Joint ventures

Interests in joint ventures are accounted for using the equity method (see (v) below), after initially being recognised at cost in the consolidated statement of financial position. Natuzzi S.p.A. has only one joint venture as at December 31, 2019 and 2018 (see note 11).

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

Since January 1, 2017, the Group’s date of transition to IFRSs, such differences have been recognised in the translation reserve.

When a foreign operation is sold, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

(ii) Foreign operations that have a functional currency that is the presentation currency

Two foreign subsidiaries are considered to be an integral part of Natuzzi S.p.A. (the Parent Company) due to the primary and secondary indicators reported in IAS 21 paragraphs 9 and 10. Therefore, the functional currency for these foreign subsidiaries is the functional currency of the Parent, namely the Euro. As a result, all monetary assets and liabilities are remeasured, at the end of each reporting period, using Euro and the resulting gain or loss is recognised in profit or loss. For all non-monetary assets and liabilities, share capital, reserves and retained earnings historical exchange rates are used. The average exchange rates during the year are used to translate non-Euro denominated revenues and expenses, except for those non-Euro denominated revenues and expenses related to assets and liabilities which are translated at historical exchange rates. The resulting exchange differences on translation are recognised in profit or loss.

(d)	Foreign currency transactions

Transactions in foreign currencies are translated into functional currency using the exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction. Foreign currency exchange gains and losses are recognised in profit or loss and presented within net exchange rate gains/(losses).

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

(e)	Property, plant and equipment

Items of property, plant and equipment (PPE) are measured at cost, which includes capitalised borrowing costs, less accumulated depreciation and any accumulated impairment losses. The cost of certain buildings as at January, 1 2017, the Group’s date of transition to IFRS, was determined with reference to its deemed cost at that date.

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

The estimated useful lives of property, plant and equipment (see note 8) for current and comparative periods are as follows: (a) buildings, 10–50 years; (b) machinery and equipment, 4–10 years; (c) office furniture and equipment, 5–10 years; (d) retail gallery and store furnishing, 3–4 years; (e) leasehold improvements, 5–10 years.

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

(f)	Leases

The Group has applied IFRS 16 “Leases” using the modified retrospective approach, under which comparative information is not restated. The Group reports below the accounting policies under both IFRS 16 (for the current period) and IAS 17 (for the comparative period presented) in order for users to understand the current period as well as comparative information and changes in significant accounting policies. As at January 1, 2019 and December 31, 2019 the Group does not act as lessor in any lease contracts.

(i) Policy applicable from January 1, 2019 as a lessee

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group uses the definition of a lease in IFRS 16.

At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices.

The Group recognises a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case, the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain re-measurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, which is generally the case for leases in the Group, the lessee’s incremental borrowing rate is used, being the rate that the individual lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions.

To determine the incremental borrowing rate, the Group: (a) where possible, uses recent third-party financing received by the individual lessee as a starting point, adjusted to reflect changes in financing conditions since third party financing was received; (b) uses a build-up approach that starts with a risk-free interest rate adjusted for credit risk for leases held by the Group, which does not have recent third party financing, and (c) makes adjustments specific to the lease to reflect for instance the term of the lease, type of the asset leased, country, currency and security.

Lease payments included in the measurement of the lease liability comprise the following: (a) fixed payments, including in-substance fixed payments; (b) variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date; (c) amounts expected to be payable under a residual value guarantee; (d) the exercise price under a purchase option that the Group is reasonably certain to exercise; (e) lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option; and (f) penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

The lease liability is measured at amortised cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Group presents right-of-use assets and lease liabilities in specific captions in the consolidated statement of financial position.

The Group has elected not to recognise right-of-use assets and lease liabilities for leases of low-value assets and short-term leases, including IT equipment. The Group recognises the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

(ii) Policy applicable before 1 January 2019 as a lessee

For contracts entered into before 1 January 2019, the Group determined whether the arrangement was or contained a lease based on the assessment of whether fulfilment of the arrangement was dependent on the use of a specific asset or assets and the arrangement had conveyed a right to use the asset.

An arrangement conveyed the right to use the asset if one of the following was met: (a) the purchaser had the ability or right to operate the asset while obtaining or controlling more than an insignificant amount of the output; (b) the purchaser had the ability or right to control physical access to the asset while obtaining or controlling more than an insignificant amount of the output; or (c) facts and circumstances indicated that it was remote that other parties would take more than an insignificant amount of the output, and the price per unit was neither fixed per unit of output nor equal to the current market price per unit of output.

In the comparative period, as a lessee the Group classified leases that transferred substantially all of the risks and rewards of ownership as finance leases. When this was the case, the leased assets were measured initially at an amount equal to the lower of their fair value and the present value of the minimum lease payments. Minimum lease payments were the payments over the lease term that the lessee was required to make, excluding any contingent rent. Subsequent to initial recognition, the assets were accounted for in accordance with the accounting policy applicable to that asset.

Assets held under other leases were classified as operating leases and were not recognised in the Group’s statement of financial position. Payments made under operating leases were recognised in profit or loss on a straight-line basis over the term of the lease. Lease incentives received were recognised as an integral part of the total lease expense, over the term of the lease.

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

Goodwill arising on the acquisition of subsidiaries is measured at cost less accumulated impairment losses. In respect of acquisitions prior to January 1, 2017, goodwill is included on the basis of its deemed cost, which represents the amount recorded under previous GAAP.

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

Interests in associates and the joint venture are accounted for using the equity method. They are initially recognised at cost, which includes transaction costs. Subsequent to initial recognition, the consolidated financial statements include the Group’s share of the profit or loss and other comprehensive income (OCI) of equity accounted investees, until the date on which significant influence or joint control ceases.

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

Finished goods acquired for reselling (e.g., home furnishings accessories) are stated at the lower of cost, determined under the weighted-average method, and net realizable value.

The provision for slow moving and obsolete raw materials and finished goods is based on the estimated realizable value net of the costs of disposal.

(l)	Trade and other receivables

Trade receivables and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less allowance for doubtful accounts.

In particular, trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. They are generally due for settlement within 90 days and therefore are all classified as current. Trade receivables are recognised initially at the amount of consideration that is unconditional unless they contain significant financing components, when they are recognised at fair value. The Group holds the trade receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortised cost using the effective interest method. Details about the Group’s impairment policies and the calculation of the loss allowance are provided in note 4n(i).

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

The Group has the following types of financial assets that are subject to the expected credit loss model: (i) trade receivables for sales of goods and services; (ii) other receivables; (iii) cash and cash equivalents.

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

To measure the expected credit losses, trade receivables are grouped based on shared credit risk characteristics and the days past due.

The expected loss rates are based on the payment profiles of sales over a period of 36 months before December 31, 2019 or January 1, 2019, respectively, and the corresponding historical credit losses experienced within this period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables.

The Group measures the expected credit losses for individual receivables which are known to be uncollectible based on the financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation and default or late payments.

Trade receivables are written off when there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, amongst others, the failure of a debtor to engage in a repayment plan with the Group and a failure to make contractual payments for a period of greater than 180 days past due.

Impairment losses on trade receivables are presented as net impairment losses within operating profit/(loss). Subsequent recoveries of amounts previously written off are credited against the same line item.

(ii) Other receivables

Other receivables are considered to have low credit risk and the impairment loss is measured on a 12–months expected credit losses basis. Management considers other receivables to have a low credit risk if they have a low risk of default and their counterparties are able to meet its contractual cash flow obligations in the short-term.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

(iii) Cash and cash equivalents

The cash and cash equivalents are held with financial institutions which have external credit risk ratings that are “investment grade”. Impairment of cash and cash equivalents is measured on a 12-months expected credit losses basis and reflects the short-term nature of the exposures. The Group considers cash and cash equivalents to have “low credit risk” based on the external credit ratings of the financial institutions.

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

The Group provides its Italian employees with benefits on the termination of their employment. The benefits fall under the definition of defined benefit plans whose existence and amount is certain but whose date is not. The liability is calculated as the present value of the obligation at the reporting date, in compliance with applicable regulations and adjusted to take into account actuarial gains or losses. The amount of the obligation

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

is remeasured annually based on the “projected unit credit” method. Actuarial gains or losses are recorded in full during the relevant period. Actuarial gains/(losses) are stated under “Other comprehensive income” (OCI) in accordance with IAS 19.

(r)	Provisions

Provisions for legal claims, service warranties and one time termination benefits for certain employees are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are not recognised for future operating losses.

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

(s)	Derivative financial instruments and hedging activities

Derivatives financial instruments are accounted for in accordance with IFRS 9, except for hedging activities that are treated in accordance with IAS 39 (see note 5 (C)).

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

(i) Cash flow hedges that qualify for hedge accounting

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in the cash flow hedge reserve within equity. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss, within net exchange rate gains/(losses).

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

(ii) Derivatives that do not qualify for hedge accounting

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in profit or loss and are included in net exchange rate gains/(losses). The fair value of derivative instruments is disclosed in note 30.

(iii) Derivative financial instruments and hedge accounting – Policy applicable before January 1, 2018

The policy applied in the comparative information presented as at December 31, 2017 is in accordance with the previous Italian GAAP. For additional details refers to note 5.

(t)	Revenues from contracts with customers

The Group has adopted IFRS 15 “Revenue from Contracts with Customers”, effective for reporting periods starting from January 1, 2018, using the full retrospective approach, without any of the practical expedients indicated by IFRS 15 C5.

(i) Sale of upholstered furniture and home furnishings accessories – wholesale

The Group sells a wide range of upholstered furniture (upholstered sofas and beds) and home furnishing accessories (for instance coffee tables, lamps, rugs, wall units) in the wholesale market (Natuzzi branded products and private label products). The upholstered furniture is manufactured in the plants located in Italy, Romania, China and Brazil. Sales are recognised when control of the products has transferred, being when the products are delivered to the wholesaler, the wholesaler has full discretion over the channel and price to sell the products, and there is no unfulfilled obligation that could affect the wholesaler’s acceptance of the products. Delivery occurs when the products have been dispatched from the Group’s warehouse or shipped to the location specified by the wholesaler, the risks of obsolescence and loss have been transferred to the wholesaler, and the Group has objective evidence that all criteria for acceptance have been satisfied.

The goods are often sold with retrospective volume discounts based on aggregate sales over a 12 months period. Revenue from these sales is recognised based on the price specified in the contract, net of the estimated volume discounts. Accumulated historical experience is used to estimate and provide for the discounts, using the expected value method, and revenue is only recognised to the extent that it is highly probable that a significant reversal will not occur. A refund liability is recognised for expected volume discounts payable to wholesalers in relation to sales

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

made until the end of the reporting period. No element of financing is deemed present as the sales are made with a credit term of 60-90 days, which is consistent with market practice. The Group’s obligation to repair or replace faulty products under the standard assurance warranty terms is recognised as a provision (see note 23).

A receivable is recognised when the goods are delivered as this is the point in time that the consideration is unconditional because only the passage of time is required before the payment is due.

It is the Group’s policy not to sell its products to the wholesaler with a right of return.

(ii) Sale of upholstered furniture and home furnishings accessories—retail

The Group operates a chain of retail stores (Natuzzi Italia stores, Natuzzi Edition stores and Divani & Divani by Natuzzi stores) selling a wide range of upholstered furniture (upholstered sofas and beds) and home furnishing accessories (for instance coffee tables, lamps, rugs, wall units). The upholstered furniture is manufactured in the plants located in Italy, Romania, China and Brazil.

Revenue from the sale of the goods is recognised when the products are delivered and have been accepted by the customer in store or at its premise.

Payment of the transaction price is due immediately when the product is delivered to the customer. The Group’s obligation to repair or replace faulty products under the standard assurance warranty terms is recognised as a provision (see note 23).

It is the Group’s policy not to sell its products to the end consumer with a right of return.

(iii) Sale of polyurethane foam and leather by-products – wholesale

The Group sells polyurethane foam, because the facility’s production is in excess of the Group’s needs, and leather by-products in the wholesale market. Such sales are recognised when control of the products has transferred, being when the products are delivered to the wholesaler, the wholesaler has full discretion over the channel and price to sell the products, and there is no unfulfilled obligation that could affect the wholesaler’s acceptance of the products. Delivery occurs when the products have been dispatched from the Group’s warehouse or shipped to the location specified by the wholesaler, the risks of obsolescence and loss have been transferred to the wholesaler, and either the wholesaler has accepted the products in accordance with the sales contract, the acceptance provisions have lapsed, or the Group has objective evidence that all criteria for acceptance have been satisfied.

Revenue from these sales is recognised based on the price specified in the contract. No element of financing is deemed present as the sales are made with a credit term of 60-90 days, which is consistent with market practice. The Group’s obligation to repair or replace faulty products under the standard assurance warranty terms is recognised as a provision (see note 23).

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

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

(iv) Sale of Natuzzi Display System and related slotting fees

The Group sells the Natuzzi Display System (NDS) to retailers, used to set up their stores. Revenue from such sales is recognised over time based on the length of the distribution contract signed with the retailer. Revenue is accounted based on the price specified in the contract. No element of financing is deemed present as the sales are made with a credit term of 60-90 days, which is consistent with market practice. The deferred revenue for the sales of Natuzzi Display System is included under contract liabilities.

The Group recognises to retailers slotting fees as contributions to prepare the retailer’s system to accept and sell the Group’s products. Slotting fees are recognised over time based on the length of the contract signed with the retailers and are treated as a reduction of revenue. Deferred slotting fees are included under other assets.

(v) Service-type warranty

Customers who purchase the Group’s products may require a service-type warranty. The Group allocates a portion of the consideration received to the service-type warranty. This allocation is based on the relative stand-alone selling price. The amount allocated to the service-type warranty is deferred, and is recognised as revenue over time based on the validity period of such warranty. The deferred revenue is included in contract liabilities.

(vi) Financing components

The Group does not expect to have any contracts where the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds one year. As a consequence, the Group does not adjust any of the transaction prices for the time value of money.

(u)	Cost of sales, selling expenses and administrative expenses

Cost of sales consist of the following expenses: change in opening and closing inventories, purchases of raw materials, labor costs (included one-time termination benefit accruals), third party manufacturing costs, depreciation expense of property, plant and equipment and right-of-use-assets used in the production of finished goods, impairment of property, plant and equipment and right-of-use-assets, energy and water expenses (for instance light and power expenses), expenses for maintenance and repairs of production facilities, distribution network costs (including inbound freight charges, warehousing costs, internal transfer costs and other logistic costs involved in the production cycle), rentals and security costs for production facilities, small-tools replacement costs, insurance costs and other minor expenses.

Selling expenses consist of the following expenses: shipping and handling costs incurred for transporting finished products to customers, advertising costs, labor costs for sales personnel, rental expenses for stores, commissions to sales representatives and related costs, depreciation expense of property, plant and equipment and right-of-use-assets used in the selling activities, amortization of intangible assets that, based on their usage, are allocated to selling expenses, impairment of property, plant and equipment and right-of-use-assets, sales catalogue and related expenses, exhibition and trade-fair costs, advisory fees for sales and marketing of finished products, expenses for maintenance and repair of stores and other trade buildings, insurance costs for trade receivables and other miscellaneous expenses.

Administrative expenses consist of the following expenses: costs for administrative personnel, advisory fees for accounting and information-technology services, traveling expenses for management and other personnel, depreciation expense related to property, plant and equipment and right-of-use-assets used in the administrative activities, amortization of intangible assets that, based on their usage, are allocated to administrative

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

expense, impairment of property, plant and equipment and right-of-use-assets, postage and telephone costs, stationery and other office supplies costs, expenses for maintenance and repair of administrative facilities, statutory auditors and external auditors fees and other miscellaneous expenses.

As noted above, the costs of the Group’s distributions network, which include inbound freight charges, warehousing costs, internal transfer costs and other logistic costs involved in the production cycle, are classified under the “cost of sales” line item.

(v)	Shipping and handling costs

Shipping and handling costs incurred to transport products to customers are expensed in the periods incurred and are included in selling expenses. Under IFRS 15 shipping and handling costs related to activities before the customer obtains control of the finished goods, are accounted as fulfillment costs under the caption “other assets” of the consolidated statement of financial position. Such costs are recognised in profit or loss consistent with the pattern of transfer of the finished goods. Shipping and handling expenses recorded for the years ended December 31, 2019, 2018 and 2017, are 35,513, 40,765 and 40,952, respectively (see note 34).

(w)	Advertising costs

Advertising costs are expensed in the periods incurred and are included in selling expenses. Advertising expenses recorded for the years ended December 31, 2019, 2018 and 2017 are 7,145, 12,687 and 15,407, respectively (see note 34).

(x)	Commission expense

Commissions payable to sales representatives and the related expenses are recorded at the time revenue from sale of products are recognised and are included in selling expenses. Commissions are not paid until payment for the related sale’s invoice is remitted to the Group by the customer. Under IFRS 15 sale commissions are considered costs of obtaining a contract and the Group has elected to apply the practical expedient under which such costs are expensed in the profit or loss, as the amortisation period is less than one year. Commissions expenses recorded in the profit or loss for the years ended December 31, 2019, 2018 and 2017 are 8,393, 10,225 and 9,512, respectively.

(y)	Government grants

Grants from the government are recognised at their fair value when there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions. Government grants relating to costs are deferred and recognised in the profit or loss over the period necessary to match them with the costs that they are intended to compensate. Government grants relating to the purchase of property, plant and equipment are deferred and credited to profit or loss on a straight-line basis over the expected lives of the related assets. The amortisation of the deferred grant is recognized in the profit or loss as reduction of cost of sales, selling expenses or administrative expenses.

(z)	Net finance income/(costs)

The Group’s net finance income/(costs) include: interest income, interest expense, dividend income, net gain or loss on derivative financial instruments, foreign currency gain or loss on financial assets and financial liabilities, gain on the remeasurement to fair value of interest in a joint venture as a consequence of the lost of control, hedge ineffectiveness recognised in profit or loss.

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

The Group has determined that interest and penalties related to income taxes, including uncertain tax treatments, meet the definition of income taxes, and therefore accounted for them under IAS 12 “Income Taxes”.

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

Current tax assets and tax liabilities are offset when the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

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

(ab)	Operating profit

Operating profit/(loss) is the result generated from the continuing principal revenue-producing activities of the Group as well as other income and expenses related to operating activities. Operating profit/(loss) excludes net finance income/(costs), share of profit/(loss) of equity-accounted investees and income tax expense.

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

(ae)	Standards, amendments and interpretations issued but not yet effective

The standards, amendments and interpretations issued by the International Accounting Standards Board (“IASB”) that will have mandatory application in 2020 or subsequent years are listed below.

In May 2017 the IASB issued IFRS 17 - Insurance Contracts which establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts issued as well as guidance relating to reinsurance contracts held and investment contracts with discretionary participation features issued. IFRS 17 is effective on or after January 1, 2023 with early adoption allowed if IFRS 15 - Revenue from Contracts with Customers and IFRS 9 - Financial Instruments are also applied. The Group does not expect any impact from the adoption of such standard.

In October 2018 the IASB issued narrow scope amendments to IFRS 3 - Business Combinations to improve the definition of a business. The amendments aim to help companies determine whether an acquisition made is of a business or a group of assets. The amended definition emphasizes that the output of a business is to provide goods and services to customers, whereas the previous definition focused on returns in the form of dividends, lower costs or other economic benefits to investors and others. In addition to amending the definition of a business, supplementary guidance is provided. These amendments are effective on or after January 1, 2020. The Group does not expect any material impact from the adoption of these amendments.

In October 2018 the IASB issued amendments to IAS 1 - Presentation of Financial Statements and IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors to clarify the definition of “material”, as well as how materiality should be applied by including in the definition guidance that is included elsewhere in IFRS standards. Furthermore, the explanations accompanying the definition have been improved and the amendments ensure that the definition of material is consistent across all IFRS standards. These amendments are effective on or after January 1, 2020. The Group does not expect any material impact from the adoption of these amendments.

In September 2019 the IASB issued amendments to IFRS 9 - Financial Instruments, IAS 39 - Financial Instruments: Recognition and Measurement and IFRS 7 - Financial Instruments: Disclosures, collectively the “Interest Rate Benchmark Reform”. These amendments modify certain hedge accounting requirements in order to provide relief from potential effects of the uncertainty caused by the interbank offered rates

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

(IBOR) reform and require companies to provide additional information to investors about their hedging relationships that are directly affected by these uncertainties. These amendments are effective on or after January 1, 2020. The Group does not expect any material impact from the adoption of these amendments.

In January 2020 the IASB issued amendments to IAS 1 - Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current to clarify how to classify debt and other liabilities as current or non-current, and in particular how to classify liabilities with an uncertain settlement date and liabilities that may be settled by converting to equity. These amendments are effective on or after January 1, 2022. The Group does not expect any material impact from the adoption of these amendments.

In March 2018 the IASB revised the Conceptual Framework for Financial Reporting, effective immediately for the IASB and the IFRS Interpretations Committee when setting future standards, and effective for annual reporting periods on or after January 1, 2020 for companies that use the Conceptual Framework to develop accounting policies when no IFRS Standard applies to a particular transaction, with early application permitted. Key changes include (i) increasing the prominence of stewardship in the objective of financial reporting; (ii) reinstating prudence as a component of neutrality, defined as the exercise of caution when making judgements under conditions of uncertainty; (iii) defining a reporting entity; (iv) revising the definitions of an asset and a liability; (v) removing the probability threshold for recognition, and adding guidance on derecognition; (vi) adding guidance on the information provided by different measurement bases, and explaining factors to consider when selecting a measurement basis; and (vii) stating that profit or loss is the primary performance indicator and income and expenses in other comprehensive income should be recycled where the relevance or faithful representation of the financial statements would be enhanced. The Group does not expect a material impact from the adoption of the revised Conceptual Framework.

5	Changes in significant accounting policies

(A) IFRS 16 “Leases”

The Group initially applied IFRS 16 “Leases” from January 1, 2019 (date of initial application). The Group applied IFRS 16 using the modified retrospective approach, under which the cumulative effect of initial application is recognised in retained earnings as at January 1, 2019. Accordingly, the comparative information presented for 2018 is not restated – i.e. it is presented, as previously reported, under IAS 17 and related interpretations.

As at January 1, 2019 and December 31, 2019 the Group does not act as lessor in any lease contracts.

The details of the changes in accounting policies are disclosed below. Additionally, the disclosure requirements in IFRS 16 have not generally been applied to comparative information.

Previously, the Group determined at contract inception whether an arrangement was or contained a lease under IFRIC 4 “Determining whether an Arrangement contains a Lease”. The Group now assesses whether a contract is or contains a lease based on the definition of a lease, as explained in note 4(f).

On transition to IFRS 16, the Group elected to apply the practical expedient to grandfather the assessment of which transactions are leases. The Group applied IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 and IFRIC 4 were not reassessed for whether there is a lease under IFRS 16. Therefore, the definition of a lease under IFRS 16 was applied only to contracts entered into or changed on or after January 1, 2019.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

As a lessee, the Group leases many assets including property, vehicles, IT and office equipment. The Group previously classified leases as operating or finance leases based on its assessment of whether the lease transferred significantly all of the risks and rewards incidental to ownership of the underlying asset to the Group. Under IFRS 16, the Group recognises right-of-use assets and lease liabilities for most of these leases – i.e. these leases are on-balance sheet.

At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of its relative stand-alone price. However, for leases of property the Group has elected to separate non-lease components.

Previously, the Group classified property leases as operating leases under IAS 17. On transition, for these leases, lease liabilities were measured at the present value of the remaining lease payments, discounted at the Group’s incremental borrowing rate as at January 1, 2019 (see description on impact of transition below).

Right-of-use assets are measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments. The Group applied this approach to all leases.

The Group used a number of practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17. In particular, the Group: (a) did not recognise right-of-use assets and liabilities for leases for which the lease term ends within 12 months of the date of initial application; (b) did not recognise right-of-use assets and liabilities for leases of low value assets (e.g. IT equipment); (c) excluded initial direct costs from the measurement of the right-of-use assets at the date of initial application; and (d) used hindsight when determining the lease term.

On transition to IFRS 16, the Group recognised additional right-of-use assets and additional lease liabilities, recognising the difference of nil in retained earnings. The impact on transition is summarised in the tables reported below.

Impact on the consolidated statement of financial position as at January 1, 2019

Right-of-use assets	56,758
Decrease of right-of-use assets for lease incentives	(960)
Decrease of other liabilities for lease incentives	960
Lease liabilities	(56,758)

Retained earnings	—

Due to adoption of IFRS 16 as at January 1, 2019, lease incentives of 960 were reclassified from other liabilities to right-of-use assets (see note 25).

Reconciliation of operating lease to lease liabilities as at January 1, 2019

Operating lease commitments as at December 31, 2018 as disclosed under IAS 17 in the Group’s consolidated financial statements	80,740
Effect due to discounted using the incremental borrowing rate as at January 1, 2019	63,320
Effect due to recognition exemption for leases of low-value assets	(33)
Effect due to recognition exemption for leases with less than 12 months of lease term at transition	(1,744)
Effect due to extension options and other	(4,785)

Lease liabilities recognised as at January 1, 2019	56,758

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

When measuring lease liabilities for leases that were classified as operating leases, the Group discounted lease payments using its incremental borrowing rate as at January 1, 2019. The weighted-average rate applied is 5.04%.

For the impact of IFRS 16 on profit or loss for the year, see note 9. For the impact of IFRS 16 on Adjusted EBITDA, see note 41. For the details of accounting policies under IFRS 16 and IAS 17, see note 4(f).

(B) Other standards

A number of other new standards are also effective from January 1, 2019 but they do not have a material effect on the Group’s financial statements. Further, the Group’s existing accounting policy for uncertain income tax treatments is consistent with the requirements in IFRIC 23 “Uncertainty over Income Tax Treatments”, which became effective on January 1, 2019.

(C) IFRS 9 “Financial Instruments”

IFRS 9 “Financial Instruments” sets out requirements for recognising and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standard replaces IAS 39 “Financial Instruments: Recognition and Measurement”.

The Group has applied this new standard from January 1, 2018 (date of initial application), but has elected not to restate comparative information, which continued to be reported under previous Italian GAAP, and not to apply the new requirements for hedging accounting. Therefore, the cumulative effect of adopting IFRS 9 has been recognised as an adjustment to the opening balance of retained earnings as at January 1, 2018.

As a result of the adoption of IFRS 9, the Group has adopted consequential amendments to IAS 1 “Presentation of Financial Statements”, which require impairment of financial assets to be presented in a separate line item in the statement of profit or loss and OCI. Previously, the Group’s approach was to include the impairment of trade receivables in selling expenses. Consequently, the Group reclassified impairment losses amounting to 1,475, recognised under previous Italian GAAP, from “selling expenses” to “impairment loss on trade receivables” in the consolidated statement of profit or loss for the year ended December 31, 2017.

Further, as a result of the adoption of IFRS 9, the Group has recognised additional impairment on the Group’s trade receivables of 37, which resulted in a decrease for the same amount in trade receivables and retained earnings as at January 1, 2018 (tax effect has been considered and it was nil).

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

For an explanation of how the Group classifies and measures financial instruments and accounts for related gains and losses under IFRS 9, see notes 4(l), 4(m), 4(n), 4(o), 4(p) and 4(s).

The following tables show the original measurement categories under previous Italian GAAP and the new measurement categories under IFRS 9 for each class of the Group’s financial assets and financial liabilities as at January 1, 2018.

	Original classification under previous GAAP	New classification under IFRS 9	Original carrying amount under previous GAAP	New carrying amount under IFRS 9
Financial assets
Other non-current receivables	Amortised cost	Amortised cost	1,402	1,402
Trade receivables	Amortised cost	Amortised cost	37,549	37,512
Other current receivables	Amortised cost	Amortised cost	12,910	12,910
Cash and cash equivalents	Amortised cost	Amortised cost	55,035	55,035
Gains on derivative financial instruments	FVTPL	FVTPL	339	339

Total financial assets			107,235	107,198

	Original classification under previous GAAP	New classification under IFRS 9	Original carrying amount under previous GAAP	New carrying amount under IFRS 9
Financial liabilities
Long-term borrowings	Amortised cost	Amortised cost	25,717	25,717
Bank overdrafts and short-term borrowings	Amortised cost	Amortised cost	25,967	25,967
Trade payables	Amortised cost	Amortised cost	76,035	76,035
Other payables	Amortised cost	Amortised cost	27,587	27,587
Losses on derivative financial instruments	FVTPL	FVTPL	267	267

Total financial liabilities			155,573	155,573

As shown in the above tables, the only effect of adopting IFRS 9 is on the carrying amount of trade receivables as at January 1, 2018, due solely to the new impairment requirements.

(ii) Impairment of financial assets

IFRS 9 replaces the “incurred loss” model in IAS 39 with an “expected credit loss” (ECL) model. The new impairment model applies to financial assets measured at amortised cost, contract assets and debt investments at FVOCI, but not to investments in equity instruments. Under IFRS 9, credit losses are recognised earlier than under IAS 39. For assets in the scope of the IFRS 9 impairment model, impairment losses are generally expected to increase and become more volatile.

The Group has determined that the application of IFRS 9’s impairment requirements as at January 1, 2018 resulted in an additional accrual of 37 for impairment of the trade receivables. Therefore, the allowance for impairment of trade receivables has changed from 10,775 to 10,812 as at January 1, 2018 (see note 15).

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

As at December 31, 2017 and January 1, 2017, under the previous accounting policy Italian GAAP the impairment of trade receivables was assessed based on the incurred loss model. The Group estimated the losses using consistent methods that took into consideration, in particular, insurance coverage in place, the creditworthiness of its customers, historical trends and general economic conditions. Individual receivables which were known to be uncollectible were assessed for impairment and the losses were recognised in a separate provision for impairment. The other receivables were assessed collectively to determine whether there was objective evidence that an impairment had been incurred but not yet been identified. For these receivables, the estimated impairment losses were recognised in a separate provision for impairment. The Group considered that there was evidence of impairment if any of the following indicators were present: (a) significant financial difficulties of the debtor; (b) probability that the debtor will enter bankruptcy or financial reorganisation; and (c) default or late payments. Receivables for which an impairment provision was recognised were written off against the provision when there was no expectation of recovering additional cash.

(iii) Hedge accounting

At the date of initial application, all of the Group’s existing forward exchange contracts were not eligible to be treated as hedging relationships, since hedge effectiveness is not constantly monitored (see note 29). This approach is consistent with previous Italian GAAP. Changes in the fair value of derivatives are therefore recognised in profit or loss.

6	Operating segment

The Group operates in two operating segments, “Natuzzi brand” and “Private label”. The Natuzzi brand segment includes net sales from the “Natuzzi ltalia”, “Natuzzi Editions” and “Divani&Divani by Natuzzi” product lines. Segment disclosure is rendered by aggregating the operating segments into one reporting segment, that is the design, manufacture and marketing of leather and fabric upholstered sofas, beds and home furnishings accessories. It offers a wide range of upholstered furniture for sale, manufactured in production facilities located in Italy and abroad (Romania, China and Brazil).

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker.

The two operating segments have been aggregated into a single reporting segment as the two segments have similar characteristics, and are similar in each of the following respects: (a) the nature of the products; (b) the nature of the production processes; (c) the type of customer for their products; (d) the methods used to distribute their products.

Reference should be made to note 31 “Revenue” for details on revenue streams and disaggregation of revenue from contracts with customers by types of goods, geographical markets, geographical location of customers, distribution channels, brands and timing of revenue recognition.

7	Business combinations

(i) Business combinations occurred in 2019 and 2018

No business combinations have occurred in 2019 and 2018.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

(ii) Business combinations occurred in 2017

In January 2017 Natmex S.DE.R.L.DE.C.V., a subsidiary of the Parent, acquired 100% of a business composed by the three “Natuzzi” stores and twelve “Natuzzi” point of sales, located in Mexico, for a consideration of 4,123. This business was operating as a Natuzzi franchisee. At the date of the acquisition, the franchise agreements between Natuzzi and the original business were terminated. The primary reason for this acquisition was the opportunity to maintain the market presence in Mexico. The main factor that contributed to the determination of the purchase price was the presence of the stores and point of sales in key locations. The acquisition was accounted for using the acquisition method of accounting, in accordance with IFRS 3, and it resulted in the recognition of goodwill of Euro 2,041, which represents the excess of the purchase price over the fair value of assets acquired and liabilities assumed. The following table summarizes the fair value of the assets acquired and liabilities assumed at date of acquisition.

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

Changes in the carrying amount of property, plant and equipment and accumulated depreciation for the years ended December 31, 2019 and 2018 are analysed in the following tables.

	Land and buildings	Machinery and equipment	Office furniture and equipment	Retail gallery and store furnishing	Leasehold improvements	Constr. in progress	Total
Cost as at December 31, 2017	169,273	132,240	15,412	32,586	19,450	272	369,233
Additions	646	2,320	365	881	2,288	660	7,160
Disposals	(27)	(7,905)	(725)	(20,329)	(917)	—	(29,903)
Effect of translation adj.	153	(301)	27	356	(85)	(20)	130

Cost as at December 31, 2018	170,045	126,354	15,079	13,494	20,736	912	346,620
Additions	560	1,510	126	285	1,671	38	4,190
Disposals	(3)	(522)	(114)	(4)	—	—	(643)
Reclassifications	—	183	—	—	545	(728)	—
Effect of translation adj.	213	(60)	32	(43)	423	33	598

Cost as at December 31, 2019	170,815	127,465	15,123	13,732	23,375	255	350,765

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

	Land and buildings	Machinery and equipment	Office furniture and equipment	Retail gallery and store furnishing	Leasehold improvements	Constr. in progress	Total
Accumulated depreciation as at December 31, 2017	(81,888)	(114,485)	(14,252)	(31,821)	(11,597)	—	(254,043)
Depreciation	(4,018)	(3,381)	(204)	(140)	(2,411)	—	(10,154)
Disposals	23	7,588	369	20,060	501	—	28,541
Effect of translation adj.	(100)	484	4	(357)	91	—	122

Accumulated depreciation as at December 31, 2018	(85,983)	(109,794)	(14,083)	(12,258)	(13,416)	—	(235,534)
Depreciation	(3,984)	(3,221)	(381)	(535)	(2,848)	—	(10,969)
Disposals	—	462	112	3	—	—	577
Effect of translation adj.	(2,338)	(1,120)	66	(206)	1,282	—	(2,316)

Accumulated depreciation as at December 31, 2019	(92,305)	(113,673)	(14,286)	(12,996)	(14,982)	—	(248,242)

Net book value as at December 31, 2017	87,385	17,755	1,160	765	7,853	272	115,190

Net book value as at December 31, 2018	84,062	16,560	996	1,236	7,320	912	111,086

Net book value as at December 31, 2019	78,510	13,792	837	736	8,393	255	102,523

Annual rate of depreciation for 2019 and 2018	0%-10%	10%-25%	10%-20%	25%-35%	10%-20%	—

As at December 31, 2019, properties with a carrying amount of 47,865 (as at December 31, 2018 26,932) are subject to registered mortgages to guarantee the long-term borrowings (see note 19).

The following tables show property, plant and equipment by country.

	31/12/19	31/12/18
Italy	57,035	61,271
Romania	19,831	23,406
United States of America	17,800	17,830
Brazil	4,250	4,552
China	2,334	2,562
Europe	1,260	1,463
Other countries	13	2

Total	102,523	111,086

As at December 31, 2019 and 2018, the carrying amount of property, plant and equipment not in use is of 10,468 and 10,795, respectively. The Company plans to sell such assets in the next years.

In 2019 and 2018, the Company performed an impairment test in accordance with its accounting policy over those property, plant and equipment for which events and changes in circumstances indicated that the carrying amount of certain assets or Cash Generating Units (CGUs) may not be recoverable.

For property, plant and equipment in use, the Company determined the recoverable amount as value in use using the discounted cash flow method, at the lowest level for which identifiable cash flows are independent of other cash flows, and compared it with the carrying value. Cash flow projections have been derived from the budget approved by the Board of Directors. Forecasts have been developed taking into consideration the track records of actual results reported by the Company.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

For property, plant and equipment not in use, the fair value less costs to sell was estimated through independent third-party appraisals, which assessed the fair value of land and buildings using the comparable market method and assessed the fair value of machinery and equipment using the depreciated replacement cost method, adjusted for an obsolescence rate and a marketability rate.

As a result of the 2019 and 2018 impairment review of the Company’s property, plant and equipment, no impairment losses have emerged.

9	Right-of-use-assets

The Group leases buildings for its retail stores, warehouses and factory facilities. These leases typically run for a period of five to ten years. Some leases include an option to renew the lease for an additional period of the same duration after the end of the contract term. Some of such leases provide for additional rent payments that are based on changes in local price indices. For certain of these leases, the Group is restricted from entering into any sub-lease arrangements. Retail stores, warehouse and factory facilities leases were entered into several years ago. Previously, these leases were classified as operating leases under IAS 17.

The Group leases vehicles under a number of leases, which were classified as operating lease under IAS 17. The contract lease term of such leases run for a period of two to four years.

The Group leases also IT and office equipment with contract terms of one to three years. These leases are short-term and/or leases of low-value items. The Group has elected not to recognise right-of-use assets and lease liabilities for these leases.

Some property leases contain extension options exercisable by the Group up to one year before the end of the non-cancellable contract period. Where practicable, the Group seeks to include extension options in new leases to provide operational flexibility. The extension options held are exercisable only by the Group and not by the lessors. The Group assesses at lease commencement date whether it is reasonably certain to exercise the extension options. The Group reassesses whether it is reasonably certain to exercise the options if there is a significant event or significant changes in circumstances within its control. The Group has estimated that the potential future lease payments, should it exercise the extension option, would result in an increase in lease liability of 20,709.

In 2019 the Company performed an impairment test in accordance with its accounting policy over those right-of-use assets for which events and changes in circumstances indicated that the carrying amount of the CGU may not be recoverable. The Company determined the recoverable amount as value in use using the discounted cash flow method, at the lowest level for which identifiable cash flows are independent of other cash flows, and compared it with the carrying value. Cash flow projections have been derived from the budget approved by the Board of Directors. Forecasts have been developed taking into consideration the track records of actual results reported by the Company. As a result of such impairment review of the Group’s right-of-use assets no impairment losses emerged.

Information about leases for which the Group is a lessee is presented below.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

(i) Right-of-use assets

	Buildings	Vehicles	Total
Cost as at January 1, 2019	55,159	639	55,798
Additions	10,786	395	11,181
Effect of translation adjustments	922	3	925

Cost as at December 31, 2019	66,867	1,037	67,904

Accumulated depreciation as at January 1, 2019	—	—	—
Depreciation	(12,926)	(301)	(13,227)
Effect of translation adjustments	42	(1)	41
Accumulated depreciation as at December 31, 2019	(12,884)	(302)	(13,186)

Net book value as at January 1, 2019	55,159	639	55,798
Net book value as at December 31, 2019	53,983	735	54,718

(ii) Amounts recognized in profit or loss under IFRS 16 for the year ended December 31, 2019

Depreciation charge of right-of-use assets	13,227
Interest on lease liabilities	2,635
Expenses relating to short-term leases	1,090
Expenses relating to leases of low-value assets, excluding short-term leases of low-value	132

Total	17,084

(iii) Amounts recognized in profit or loss under IAS 17 for the years ended December 31, 2018 and 2017

Lease expenses recognised in profit or loss under IAS 17 for the years ended December 31, 2018 and 2017 amount to 17,705 and 17,215, respectively.

(iv) Amounts recognized in statement of cash flow for the year ended December 31, 2019

Lease payments recognised in statement of cash flows for the year ended December 31, 2019 amount to 14,251 and include interests paid for 2,291 (see note 20).

10	Intangibles assets and goodwill

Changes in the carrying amount of intangible assets, goodwill, and accumulated amortization for the years ended December 31, 2019 and 2018 are analysed in the following tables.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

	Trademarks patents and other	Software	Goodwill	Total
Cost as at December 31, 2017	13,896	28,926	3,846	46,668
Additions	169	711	—	880
Disposals	(3)	(42)	—	(45)
Effect of translation adjustments	(41)	22	101	82

Cost as at December 31, 2018	14,021	29,617	3,947	47,585
Additions	66	847	—	913
Disposals	—	—	—	—
Effect of translation adjustments	(1)	7	121	127

Cost as at December 31, 2019	14,086	30,471	4,068	48,625

Accumulated amortization as at December 31, 2017	(13,579)	(27,252)	—	(40,831)
Amortisation	(158)	(752)	—	(910)
Disposals	1	42	—	43
Effect of translation adjustments	27	(22)	—	5

Accumulated amortization as at December 31, 2018	(13,709)	(27,984)	—	(41,693)
Amortisation	(150)	(767)	—	(917)
Disposals	—	—	—	—
Effect of translation adjustments	225	(219)	—	6

Accumulated amortization as at December 31, 2019	(13,634)	(28,970)	—	(42,604)

Net book value as at December 31, 2017	317	1,674	3,846	5,837

Net book value as at December 31, 2018	312	1,633	3,947	5,892

Net book value as at December 31, 2019	452	1,501	4,068	6,021

Goodwill in the amount of 2,147 is related to the 2017 acquisition of a Natuzzi Mexico franchisee by the subsidiary Natmex S.DE.R.L.DE.C.V., as previously commented in note 7, and additionally in the amount of 1,921 is related to the 2016 acquisition of four “Divani&Divani by Natuzzi” stores, located in the North East of Italy. The latter acquisition was performed with a related party at arm’s length conditions.

Impairment tests have been performed on goodwill in 2019 and 2018. No impairment loss has been recorded as a result of the tests performed.

The key inputs and assumptions that were used in performing the 2019 and 2018 impairment tests for goodwill are as follows.

December	31, 2019

CGU	Net book value after impairment test	Growth rate	WACC	Sales CAGR 2020-2024
Italy – retail stores	1,921	1.0%	9.05%	8.5%
Mexico – retail stores	2,147	3.4%	13.92%	9.3%

Total goodwill	4,068

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

December 31, 2018

CGU	Net book value after impairment test	Growth rate	WACC	Sales CAGR 2019–2023
Italy – retail stores	1,921	0.5%	11%	6%
Mexico – retail stores	2,026	0.5%	18%	8.5%

Total goodwill	3,947

Further, the cash flows included specific estimates for five years and a terminal growth rate thereafter. Cash flows projections have been derived from the budget approved by the Board of Directors. The estimated recoverable amount of each CGU significantly exceeded its carrying amount.

Research and development costs recognised as an expense for the years ended December 31, 2019, 2018 and 2017 amount to 3,700, 3,362 and 4,508, respectively.

11	Equity-method investees

Changes in the carrying amount of equity-method investees for the years ended December 31, 2019 and 2018 are analysed as follows.

	Natuzzi Trading Shanghai	Nars Miami LLC	Salena S.r.l.	Other	Total
Balance as at December 31, 2017	—	45	—	34	79
Acquisition of non-controlling interests	48,024	—	—	—	48,024
Elimination of intercompany profit	(7,350)	—	—	—	(7,350)
Share of profit/(loss) for the year	(295)	39	—	(34)	(290)
Share of other comprehensive income	(246)	—	—	—	(246)
Effect of translation adjustments	—	3	—	—	3

Balance as at December 31, 2018	40,133	87	—	—	40,220
Share of profit for the year	992	19	—	—	1,011
Share of other comprehensive income	111	—	—	—	111

Balance as at December 31, 2019	41,236	106	—	—	41,342

As at December 31, 2019 and 2018 equity-method investees mainly include: (a) the 49% remaining stake in Natuzzi Trading Shanghai; (b) the 49% stake in Nars Miami LLCC; (c) the 49% interest in Salena S.r.l., whose carrying value was totally impaired in 2014 in consideration of some legal disputes among shareholders.

All such investments are accounted for using the equity method.

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

Following the transaction, Natuzzi lost control over its former subsidiary Natuzzi Trading Shanghai, reducing its shareholding to 49%. At the date of loss of control, July 27, 2018, based on IFRS 10 paragraphs 25 and B98 of the Application Guidance, the Company has: (a) derecognised assets and liabilities of Natuzzi Trading Shanghai at their carrying amounts (net assets amounted to 2,613) at the date of loss of control; (b) recognised the fair value of the consideration received from Kuka of 30,000 for the transfer of a 23.54% interest in Natuzzi Trading Shanghai; (c) recognised the 49% retained interest in Natuzzi Trading Shanghai at its fair value, amounting to 48,024, at the date of the loss of control; (d) reclassified to profit or loss all the amounts recognised in other comprehensive income of Natuzzi Trading Shanghai; (e) recognised the resulting difference as a gain in the consolidated statement of profit or loss, in the amount of 75,411.

The fair value of the retained interest in Natuzzi Trading Shanghai, amounting to 48,024, has been estimated by applying a discounted earnings technique, and is based on significant inputs that are not observable in the market (level 3). The fair value estimate is based on an assumed discount rate of 14.25% and a terminal value, calculated assuming a nil growth rate.

The cash consideration paid by Kula Group, amounting to 65,000, for the acquisition of the 51% stake in Natuzzi Trading Shanghai reflects the strategic factors associated with applicable synergies in relation to market, products and distribution for such counterparty. Since those factors were deemed to be specific to the counterparty, the Company has determined appropriate to estimate the fair value of the retained investment in Natuzzi Trading Shanghai upon the results of a third-party independent appraisal. The fair value was estimated in the amount of 48,024 and has appropriately taken into consideration the sensitivity factors included in the appraisal.

The fair values of the identifiable assets and liabilities of Natuzzi Trading Shanghai as at the date control was lost were the following:

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Assets
Property, plant and equipment	541
Intangible assets	9,397
Other non-current assets	271
Deferred tax assets	167
Inventories	851
Trade receivables	243
Other current receivables	388
Restricted cash for capital contribution	35,000
Cash and cash equivalents	4,886

Total assets (a)	51,744

Liabilities
Deferred tax liabilities	2,349
Trade payables	992
Other payables	3,710
Liabilities for current income tax	31

Total liabilities (b)	7,082

Total identifiable net assets at fair value c = (a-b)	44,662
49% interest measured at fair value (c x 49%)	21,884
Goodwill arising on the transaction	26,140

Fair value of the retained 49% interest	48,024

Details of the net cash flows deriving from the transaction are as follows:

Cash received for the disposal of the 23.54% interest	30,000
Chinese withholding tax	(2,958)
Cash and cash equivalents of Natuzzi Trading Shanghai	(4,886)

Net cash flows as per cash flows statement	22,156

Until the date control was lost, Natuzzi Trading Shanghai contributed 13,500 of revenue and 1,603 to profit before tax of the Group.

As at December 31, 2019 and 2018, the investment retained by Natuzzi in Natuzzi Trading Shanghai is therefore accounted for using the equity method.

The following table shows the reconciliation of the fair value of the retained interest in Natuzzi Trading Shanghai at the date of loss of control with the carrying amount as at December 31, 2018 included in the consolidated statement of financial position.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Fair value at the date of loss of control		48,024
Elimination of intercompany profit from licensing Natuzzi trademarks		(7,350)
Group’s share of profit for the year	311
Elimination of amortisation of Natuzzi’s trademarks	153
Elimination of intercompany profit on inventories	(597)
Amortisation of intangibles assets	(216)
Reversal of deferred tax liabilities	54

Group’s share of loss for the year, net of equity method adjustments	(295)	(295)

Group’s share of other comprehensive income		(246)

Carrying amount as at December 31, 2018		40,133

The elimination of the intercompany profit from licensing Natuzzi’s trademarks refers to the stipulation of a license contract between the Company and Natuzzi Trading Shanghai for the use of the exclusive and perpetual rights to Natuzzi’s trademarks for a cash consideration of 15,000. The Company concluded that such revenue from licensing its trademarks to Natuzzi Trading Shanghai has to be recognised over time as the transaction satisfies all the criteria in IFRS 15 B58 (“license with the right to access”) and to the extent of the unrelated investor’s (i.e., Kuka’s) interest in Natuzzi Trading Shanghai. Therefore, the Company while applying the equity method has eliminated the 49% intercompany profit arising from this transaction, in the amount of 7,350. Further, the Company has recorded the deferred revenue of 7,650 under contract liabilities (see note 22) and such amount will be recognised in profit or loss over the useful life of the licensed trademarks.

The following table shows the reconciliation of the carrying amount of the retained interest in Natuzzi Trading Shanghai as at December 31, 2018 with the carrying amount as at December 31, 2019 included in the consolidated statement of financial position.

Carrying amount as at December 31, 2018		40,133
Group’s share of profit for the year	1,684
Elimination of amortisation of Natuzzi’s trademarks	368
Elimination of intercompany profit on inventories	(671)
Amortisation of intangibles assets	(519)
Reversal of deferred tax liabilities	130

Group’s share of profit for the year, net of equity method adjustments	992	992
Group’s share of other comprehensive income		111

Carrying amount as at December 31, 2019		41,236

Summarised financial information of the Joint Venture Natuzzi Trading Shanghai, based on its IFRS financial statements, and reconciliation with the carrying amount of the Group’s share in equity and in profit or loss as reported in the consolidated financial statements are set out below.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Summarised statement of financial position of Natuzzi Trading Shanghai and Group’s share in equity as at December 31, 2019 and 2018

	31/12/19	31/12/18
Current assets	48,910	42,288
Non-current assets	23,166	15,785
Current liabilities	(25,663)	(20,328)
Non-current liabilities	(5,004)	—

Equity	41,409	37,745
Group’s share in equity – 49%	20,290	18,495
Intangible assets	3,870	4,389
Goodwill	26,140	26,140
Elimination of intercompany profit from licensing Natuzzi’s trademarks	(6,829)	(7,197)
Elimination of intercompany profit on inventories	(1,268)	(597)
Deferred tax liabilities	(967)	(1,097)

Group’s carrying amount of the investment	41,236	40,133

As at December 31, 2019 and 2018 cash and cash equivalents, bank overdrafts and borrowings, lease liabilities current and non-current are set out below.

	31/12/19	31/12/18
Cash and cash equivalents	37,049	32,845
Bank overdrafts and borrowings	—	(360)
Lease liabilities current	(1,982)	—
Lease liabilities non-current	(5,004)	—

Total, net	30,063	32,485

Summarised statement of profit or loss of Natuzzi Trading Shanghai and Group’s share of profit for the year ended December 31, 2019 and for the period July 27, 2018 – December 31, 2018

	2019	2018
Revenue	52,714	13,836
Cost of sales	(33,754)	(8,197)
Other income and expenses, net	41	919
Selling expenses	(13,570)	(5,141)
Administrative expenses	(1,883)	(632)
Net finance income	1,194	350

Profit before tax	4,742	1,135
Income tax expense	(1,304)	(500)

Profit for the period	3,438	635
Other comprehensive profit/(loss)	227	(503)

Total comprehensive profit for the period	3,665	132
Group’s share of profit for the period – 49%	1,684	311
Elimination of amortisation of Natuzzi’s trademarks	368	153
Elimination of intercompany profit on inventories	(671)	(597)
Amortisation of intangible assets	(519)	(216)
Deferred tax liabilities	130	54

Group’s share of profit/(loss) for the period, net of equity method adj.	992	(295)
Group’s share of other comprehensive income/(loss) for the period	111	(246)

Group’s share of total comprehensive income/(loss) for the period	1,103	(541)

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

For the year ended December 31, 2019 depreciation and amortization, interest income, interest expense and income tax expense amount to 2,916, 1,419, 257 and 1,304, respectively.

For the 5 months period ended December 31, 2018 depreciation and amortisation, interest income, interest expense and income tax expense amount to 427, 356, 13 and 500, respectively.

(ii) Disclosures on Nars Miami LLCC

Nars Miami LLCC is engaged in the sale of the Group’s upholstery furniture and home furnishings accessories to end customers, under a franchisee agreement. The principal place of business of such associate is in Miami, Florida (USA).

12	Other non-current receivables

Other non-current receivables consist of the following:

	31/12/19	31/12/18
Security deposits for lease contracts	3,920	3,984
Receivable from disposal of assets	599	549

Total	4,519	4,533

The receivable from extraordinary disposal of assets is the long-term portion of receivables derived from the sale of the security and doorkeeping services branch to a third-party which occurred in 2014.

13	Other assets (non-current and current)

Other assets are analysed as follows:

	31/12/19	31/12/18
Advances to suppliers	4,507	3,471
Deferred costs for Natuzzi Display System	2,580	2,617
Deferred costs for slotting fees	1,951	1,922
Delivery and commission costs for sales derecognised	2,302	1,839
Deferred costs for Service-Type Warranty	389	452
Prepaid expenses and accrued income	408	1,165

Total other assets	12,137	11,466
Less current portion	(9,241)	(8,107)

Non-current portion	2,896	3,359

“Advances to suppliers” represent advance payments for raw materials, services and general expenses.

“Deferred costs for Natuzzi Display System” refer to the deferred costs incurred by the Company to purchase store fittings, which are then sold to retailers and used to set up their stores (“Natuzzi Display System” – NDS). Such costs are recognised over the life of the distribution contract signed with the retailer (usually five years).

“Deferred costs for slotting fees” refer to contributions made by the Company to retailers to prepare the retailer’s system to accept and sell the Group’s products. Such fees are recognised over the life of the contract signed with the retailers (usually five years).

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

“Delivery and commission costs for sales derecognised” are related to the deferral of shipping and handling costs and commission expenses for finished goods that had not been delivered at year-end.

“Deferred costs for Service-Type Warranty” refer to the deferral of costs incurred by the Company for the sale of a service-type warranty to end customers, considering that this insurance is provided by a third-party. Such costs are recognised over the life of the contractual insurance period, which is five years.

14	Inventories

Inventories are analysed as follows:

	31/12/19	31/12/18
Leather and other raw materials	24,088	30,568
Goods in process	8,800	10,815
Finished goods	36,797	42,844

Total	69,685	84,227

The following tables summarise the changes to the provision for slow moving and obsolete raw materials and finished goods included in inventories for the years ended December 31, 2019 and 2018.

	31/12/19	31/12/18
Balance at beginning of year	9,341	8,464
Additions	2,892	1,564
Reductions	(378)	(687)

Balance at end of year	11,855	9,341

There are no pledged inventories that could be limited in their availability.

15	Trade receivables

Trade receivables by geographic region are analysed as follows:

	31/12/19	31/12/18
Domestic customers	14,401	20,247
European customers	4,348	7,815
North American customers	4,986	3,573
South American customers	5,703	3,531
Chinese customers	4,055	7,233
Other foreign customers	4,393	8,195

Gross trade receivables	37,886	50,594
Allowance for doubtful accounts	(8,699)	(9,627)

Total trade receivables	29,187	40,967

Trade receivables are due primarily from distributors and retailers who sell directly to end customers.

Trade receivables due from related parties amount to 5,235 as at December 31, 2019 (9,333 as at December 31, 2018). Transactions with related parties are conducted at arm’s length (see note 43).

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

As at December 31, 2019 and 2018 and for each year of the two-year period ended December 31, 2019, the Group had customers who exceeded 5% of trade receivables as follows:

Year	No. of customers	% of trade receivables
2019	—	—
2018	2	21%

In 2019, 2018 and 2017 no customer has exceeded 5% of revenue.

The following tables provide the movements in the allowance for doubtful accounts for the years ended December 31, 2019 and 2018.

	31/12/19	31/12/18
Balance at beginning of year	9,627	10,775
Effect of the adoption of IFRS 9 (see note 5(C))	—	37
Charges – bad debt expense	2,389	745
Reductions – write off of uncollectible amounts	(3,317)	(1,930)

Balance at end of year	8,699	9,627

Information about the Group’s exposure to credit risk and impairment losses for trade receivables is included in note 30(C)(ii-a).

Trade receivables denominated in foreign currencies as at December 31, 2019 and 2018 amount to 19,807 and 26,490, respectively.

16	Other current receivables

Other current receivables are analysed as follows:

	31/12/19	31/12/18
VAT	3,939	4,217
Receivables from National Institute for Social Security	2,004	1,533
Other	1,780	3,757

Total	7,723	9,507

The “VAT” receivables include value added taxes and related interest reimbursable to the various companies of the Group. While currently due at the reporting date, the collection of the VAT receivable may extend over a maximum period of up to two years.

The “Receivables from National Institute for Social Security” represent the amounts anticipated by the Company on behalf the governmental institute related to salaries for those employees subject to temporary work force reduction.

The “Other” caption primarily includes certain receivables related to green incentives for photovoltaic investment.

17	Cash and cash equivalents

Cash and cash equivalents are analysed as follows:

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

	31/12/19	31/12/18
Cash on hand	188	439
Bank accounts	39,611	61,692

Total	39,799	62,131

As at December 31, 2019 the Chinese subsidiary Italsofa Shanghai Ltd has a deposit of 13,090 with a domestic bank. The remittance of such cash to the Parent in Italy could take 3 to 4 months due to the local requirements that need to be complied with before this can take place.

Cash and cash equivalents denominated in foreign currencies as at December 31, 2019 and 2018 amount to 36,031 and 49,413, respectively. Furthermore, the following tables show the Group’s cash and cash equivalents broken-down by region.

	31/12/19	31/12/18
Europe	21,168	40,479
China	16,572	18,290
North America	1,317	2,857
South America	575	318
Other	167	187

Total	39,799	62,131

For the purpose of the statement of cash flows, cash and cash equivalents comprise the following:

	31/12/19	31/12/18	31/12/17
Cash and cash equivalents in the statement of financial position	39,799	62,131	55,035
Bank overdrafts repayable on demand	(1,974)	(1,762)	—

Cash and cash equivalents in the statement of cash flows	37,825	60,369	55,035

Bank overdrafts repayable on demand form an integral part of the Group’s cash management.

18	Share capital, reserves and retained earnings

As at December 31, 2019, 2018 and 2017 the equity attributable to owners of the Company is analysed as follows:

	31/12/19	31/12/18	31/12/17
Share capital	54,853	54,853	54,853
Reserves	17,147	17,198	16,398
Retained earnings	31,126	64,496	31,244

Total	103,126	136,547	102,495

As at December 31, 2019 and 2018, the Company’s share capital, which is totally authorized and issued, is composed of 54,853,045 ordinary shares with par value of Euro 1 each, for a total of 54,853.

Ordinary shareholders have the right to receive dividends, as approved by shareholders’ meetings, and to express one vote per each share owned.

Share capital is owned, as at December 31, 2019, 2018 and 2017, as follows:

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

	31/12/19	31/12/18	31/12/17
Mr. Pasquale Natuzzi	56.5%	56.5%	56.5%
Mrs. Anna Maria Natuzzi	2.6%	2.6%	2.6%
Mrs. Annunziata Natuzzi	2.5%	2.5%	2.5%
Other investors	38.4%	38.4%	38.4%

Total	100.0%	100.0%	100.0%

An analysis of “Reserves” is as follows:

	31/12/19	31/12/18	31/12/17
Legal reserve	10,971	10,971	10,971
Majority shareholder capital contribution	488	488	488
Foreign operations translation reserve	5,846	5,282	5,055
Remeasurement of defined benefit plan	(158)	457	(116)

Total	17,147	17,198	16,398

The “Legal reserve” is connected to the requirements of the Italian law, which provide that 5% of net income of the Parent Company is retained as a legal reserve, until such reserve is 20% of the issued share capital. The legal reserve may be utilized to offset losses; any portion which exceeds 20% of the issued share capital is distributable as dividends. The legal reserve totaled 10,971 as at December 31, 2019, 2018 and 2017.

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

The disaggregation of changes of OCI by each type of reserve in equity is shown in the tables below.

Year ended December 31, 2019

	Foreign operations translation reserve	Remeasurement of defined benefit plan	Total
Exchange difference on translation of foreign operations	475	—	475
Share of OCI of equity-method investees	111	—	111
Actuarial losses on employees’ leaving entitlement	—	(615)	(615)

Total	586	(615)	(29)

Year ended December 31, 2018

	Foreign operations translation reserve	Remeasurement of defined benefit plan	Total
Exchange difference on translation of foreign operations	497	—	497
Share of OCI of equity-method investees	(246)	—	(246)
Actuarial gains on employees’ leaving entitlement	—	573	573

Total	251	573	824

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Year ended December 31, 2017

	Foreign operations translation reserve	Remeasurement of defined benefit plan	Total
Exchange difference on translation of foreign operations	(7,778)	—	(7,778)
Actuarial gains on employees’ leaving entitlement	—	116	(116)

Total	(7,778)	116	(7,894)

The Group’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Management monitors the return on capital, as well as the level of dividends to ordinary shareholders.

The Group monitors capital using a ratio of “net debt” to “equity”. Net debt is calculated as total liabilities (as shown in the consolidated statement of financial position) less cash and cash equivalents. Equity comprises all components of equity. The Group’s policy is to keep the ratio below 2.20.

The Group’s net debt to equity ratio as at December 31, 2019 and 2018 is as follows:

	31/12/19	31/12/18
Total liabilities	264,576	234,527
Less cash and cash equivalents	(39,799)	(62,131)

Net debt (a)	224,777	172,396
Total equity (b)	104,818	138,181
Net debt to equity ratio (a/b)	2.14	1.25

19	Long-term borrowings

Long-term borrowings as at December 31, 2019 and 2018 consist of the following:

	31/12/19	31/12/18
6-months Euribor (360) plus a 3.9% spread long-term debt with final payment due August 2019	—	893
6-months Euribor (360) plus a 2.5% spread long-term debt with final payment due August 2021	4,601	6,631
3-months Euribor (360) plus a 4% spread long-term debt with final payment due June 2021	1,500	2,500
6-months Euribor (360) plus a 2.9% spread long-term debt with final payment due December 2020	42	83
3-months Euribor (360) plus a 2.2% spread long-term debt with final payment due February 2022	428	628
3-months Euribor (360) plus a 3.5% spread long-term debt with final payment due March 2022	1,125	1,625
3-months Euribor (360) plus a 1.9% spread long-term debt with final payment due November 2022	1,191	1,583
2.3% fixed long-term debt with final payment due July 2025	6,075	7,000
0.210% fixed long-term debt with final payment due December 2030	3,105	—
80% of 6-months Euribor (360) plus a 0.95% spread long-term debt with final payment due Jan. 2035	345	—

Total long-term debt	18,412	20,943
Less current installments	(4,321)	(10,582)

Long-term borrowings, excluding current installments	14,091	10,361

In August 2014, the Company incurred long-term debt for a 5,000 nominal amount with installments payable on a monthly basis. The final payment occurred in August 2019. This loan was collateralized by a mortgage on the properties located in Matera (Italy), for an amount of 10,000.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

A loan of nominal 10,000 was incurred in 2015 by the Romanian subsidiary. The loan was payable on a monthly basis starting from August 2015. In August 2017 and July 2019, the subsidiary negotiated a rescheduling of the loan’s repayment with the bank. In particular, the loan, remaining at year-end in the amount of 4,601 is due by August 2021, and the new amortization schedule provides for 19 monthly installments of 103 and a lump sum repayment of 2,644, due on maturity. The loan is guaranteed by a mortgage on the Romanian plant for an amount of 16,628, and is subject to the following covenants: (a) cash receipts >= 60% turnover; (b) earnings before interest, taxes, depreciation and amortization (EBITDA) >= 4.5%; (c) net debt/EBITDA <= 3; (d) debt service cover ratio >= 1.35.

In 2015 the Company incurred long-term debt for nominal amount of 5,000 with installments payable on a quarterly basis and with final payment due in June 2021. This long-term floating-rate debt, of which 1,500 remains at year-end, provides variable installments depending on the 3-months Euribor (360) plus a 4% spread. This loan is guaranteed by mortgage on the properties located in Matera and Altamura (Italy) for a total amount of 10,000, and is subject to financial covenants, which are measured at year-end as follows: (a) net financial position/earnings before interest, taxes, depreciation and amortization (EBITDA) <= 2.0; (b) net financial position/equity <= 0.25.

In 2015, one of the Italian subsidiaries incurred long-term debt for a 200 nominal amount with installments payable on a monthly basis and with final payment due December 2020. The interest rate is based on the 6-month Euribor (360) plus a 2.9% spread. This loan, of which 42 remains at year-end, is guaranteed by a mortgage on some Italian properties for a total amount of 300.

In 2017, one of the Italian subsidiaries incurred long-term debt for a 1,000 nominal amount, with installments payable on a monthly basis and with final payment due February 2022. This long-term floating-rate debt, of which 428 remains at year-end, provides variable installments depending on the 3-months Euribor (360) plus a 2.2% spread.

In January 2017, the Company incurred long-term debt for a 2,500 nominal amount with installments payable on a quarterly basis and with final payment due March 2022. This long-term floating-rate debt, of which 1,125 remains at year-end, provides variable installments depending on the 3-months Euribor (360) plus a 3.5% spread, and is subject to financial covenants, which are measured at year-end as follows: (a) net financial position/earnings before interest, taxes, depreciation and amortization (EBITDA) <= 2.0; (b) net financial position/equity <= 0.25.

In November 2017, the Company incurred long-term debt for a 2,000 nominal amount with installments payable on a monthly basis and with final payment due November 2022. This long-term floating-rate debt, of which 1,191 remains at year-end, provides variable installments depending on the 3-months Euribor (360) plus a 1.9% spread.

In July 2017, the Company incurred long-term fixed rate debt for a 7,000 nominal amount with installments payable on a monthly basis and with final payments due July 2025. This long-term fixed-rate debt, of which 6,075 remains at year-end, is assisted by a mortgage on the properties located in Matera (Italy) for an amount of 14,000.

In December 2019, the Company incurred long-term debt for a 4,181 nominal amount with installments payable on semi-annual basis and with final payment due December 2030. This long-term fixed-rate debt, of which 3,105 remains at year-end, is guaranteed by a mortgage on the properties located in Ginosa, Laterza and Santeramo in Colle (Italy) for a total amount of 13,936.

In December 2019, one of the Italian subsidiaries incurred long-term debt for a 435 nominal amount with installments payable on semi-annual basis and with final payment due January 2035. This long-term floating-rate debt, of which 345 remains at year-end, provides variable installments depending on the 80% of 6-months Euribor (360) plus 0.95% spread. Such loan is guaranteed by a mortgage on the properties located in Pozzuolo del Friuli (Italy) for a total amount of 3,000.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

During 2019 and 2018, the Company made all installment payments related to the aforementioned long-term borrowings.

Interest expense related to long-term borrowings for the years ended December 31, 2019, 2018 and 2017 is 454, 636 and 738, respectively. Interest due is paid with the related installment.

20	Lease liabilities (non-current and current)

The non-current and current portion of the lease liabilities as at December 31, 2019 is as follows:

Non-current portion of the lease liabilities	46,053
Current portion of the lease liabilities	11,314

Total	57,367

Changes in the carrying amount of the lease liabilities for the year ended December 31, 2019 is reported in the following table.

Balance as at January 1, 2019	56,758
Additions for new leases	11,544
Interest expenses	2,291
Lease payments	(14,251)
Effect of translation adjustments	1,025

Balance as at December 31, 2019	57,367

As at December 31, 2019 the incremental borrowing rate is within the range of 3% and 12%.

The maturity analysis of the contractual undiscounted cash flows of the lease liabilities as at December 31, 2019 is reported in the table below.

Less than one year	13,928
One to five years	36,540
More than five years	17,760

Total undiscounted lease liabilities as at December 31, 2019	68,228

As at December 31, 2019 lease liabilities denominated in foreign currencies amount to 38,844.

21	Employees’ leaving entitlement

Changes to employees’ leaving entitlement occurring during 2019 and 2018 are analysed as follows:

	31/12/19	31/12/18
Balance at beginning of year	17,181	18,820
Current service cost	111	148
Interest expense	253	235
Benefits paid	(2,039)	(1,449)
Actuarial gains/(losses)	615	(573)

Balance at end of year	16,121	17,181

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The employees’ leaving entitlement refers to a defined benefit plan provided for by the Italian legislation due and payable upon termination of employment, assuming immediate separation (see note 4(q)).

The principal assumptions used in determining the present value of such defined benefit obligation (“DBO”) related to the employee benefit obligation are reported as follows:

	31/12/19	31/12/18
Annual discount rate	0.77%	1.57%
Annual future salary increase rate	0.00%	0.00%
Annual inflation rate	1.20%	1.50%
Annual DBO increase rate	2.400%	2.625%
Mortality	RG48 mortality tables published by the General State Accounting
Inability	National Institute for Social Security tables, by age and sex
Retirement	100% upon achievement of AGO requisites
Annual frequency of turnover	4.00%	4.00%
Annual frequency of DBO advances	2.00%	2.00%

A quantitative sensitivity analysis for significant assumptions impacting the DBO as at December 31, 2019 and 2018 is reported as follows:

	31/12/19	31/12/18
+1% on turnover rate	(111)	(68)
-1% on turnover rate	123	75
+0.25% on annual inflation rate	231	259
-0.25% on annual inflation rate	(227)	(256)
+0.25% on annual discount rate	(360)	(402)
-0.25% on annual discount rate	373	417

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

The following are the expected payments of the employees’ leaving entitlement in future years:

	31/12/19	31/12/18
Within 1 year	1,203	1,065
Between 2 and 5 years	3,704	4,181

The average duration of the defined benefit plan as at December 31, 2019 and 2018 is 10.00 years and 10.63 years, respectively.

22	Contract liabilities (non-current and current)

Contract liabilities as at December 31, 2019 and 2018 consist of the following:

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

	31/12/19	31/12/18
Advance payments from customers	11,821	10,312
Deferred income from licensing of Natuzzi’s trademarks	7,108	7,491
Deferred revenue for Natuzzi Display System	3,369	3,399
Deferred revenue for Service-Type Warranty	805	897

Total contract liabilities	23,103	22,099
Less non-current portion	(9,089)	(9,934)

Current portion	14,014	12,165

“Advance payments from customers” are related to considerations received by the Group upon sale of the Group’s products, and before their delivery to end customers.

“Deferred income from licensing Natuzzi’s trademarks” refers to the deferral of revenue deriving from licensing Natuzzi’s Trademarks, to the former subsidiary Natuzzi Trading Shanghai, as part of the transaction with Kuka previously described in note 11. Such revenue, in the amount of 7,108 (net of the elimination of intercompany profit on the transaction), has been deferred over the useful life (20 years) of the licensed trademarks.

“Deferred revenue for Natuzzi Display System” refers to the deferral of revenue deriving from the sale of store fittings to retailers, which are used to set up their stores (“Natuzzi Display System” – NDS). Such revenue is recognised over time based on the length of the distribution contract signed with the retailer (usually five years).

“Deferred revenue for Service-Type Warranty” refers to the deferral of revenue deriving from the sale of a service-type warranty to end customers, which is recognised over time based on the contractual length of the insurance period (five years).

The amount of revenue recognised for the years ended December 31, 2019, 2018 and 2017 that was included in the opening contract liabilities balance amounts to 12,165, 12,973 and 10,647, respectively.

23	Provisions (non-current and current)

Provisions as at December 31, 2019 and 2018 consist of the following:

	31/12/19	31/12/18
Provision for legal claims	10,469	10,926
Provision for tax claims	641	1,098
Provision for warranties	4,489	4,476
Termination indemnities for sales agents	1,197	1,141
Other provisions	659	1,337

Total provisions	17,455	18,978
Less current portion	(4,489)	(4,476)

Non-current portion	12,966	14,502

The provision for legal claims includes the amounts accrued by the Group for the probable contingent liability related to legal procedures initiated by several third parties as result of past events.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The provision for tax claims refers to the amounts accrued by the Company for the probable liability that will be paid to settle some tax claims.

The provision for warranties includes the estimated liabilities for the Group’s obligation to repair or replace faulty products under the standard assurance warranty terms (see note 4(t)). The warranty claims for the finished product sold are estimated based on past experience of the level of repairs, faulty products and disputes with customers. The Company expects that these costs will be incurred mainly in the next financial year. Main assumptions used to calculate the provision for such assurance type warranty are the warranty period for all products sold, current sales levels and historical information available about repairs, faulty products and dispute with customers.

The termination indemnities for sales agents refer to termination indemnities, provided for by Italian law, due to the Group’s agents upon termination of their agreement with the Company or relevant subsidiary.

Changes in the above provisions for the years ended December 31, 2019 and 2018 are analysed as follows:

	Provision for legal claims	Provision for tax claims	Provision for warranties	Termination indemnities for sales agents	Other Provisions	Total
Balance as at December 31, 2017	13,008	1,912	5,957	1,196	599	22,672
Provisions made during the year	1,225	—	1,180	177	1,792	4,374
Reductions of the year	(3,307)	(814)	(2,661)	(232)	(1,054)	(8,068)

Balance as at December 31, 2018	10,926	1,098	4,476	1,141	1,337	18,978
Provisions made during the year	1,941	267	2,370	115	3,905	8,598
Reductions of the year	(2,398)	(724)	(2,357)	(59)	(4,583)	(10,121)

Balance as at December 31, 2019	10,469	641	4,489	1,197	659	17,455

As at December 31, 2019, the provision for legal claims refers for 9,804 (9,287 as at December 31, 2018) to the probable contingent legal liability related to legal procedures initiated by 159 workers against the Company for the misapplication of the social security procedure “CIGS—Cassa Integrazione Guadagni Straordinaria”. According to the “CIGS” procedure, the Company pays a reduced salary to the worker for a certain period of time based on formal agreements signed with the Trade Unions and other Public Social parties. In particular, these 159 workers are claiming in the legal procedures that the Company applied the “CIGS” during the period from 2004 to 2016 without foreseeing any time rotation. In May 2017, the Company received from the Italian Supreme Court of Justice (“Corte di Cassazione”) an adverse verdict for the above litigation related only to two workers. Based on this unfavorable verdict, the Company, with the support of its legal counsel, has assessed that the liability for legal procedures initiated by all the 159 workers is 9,804.

24	Deferred income for government grants

Changes in the carrying amount of deferred income for government grants for the years ended December 31, 2019 and 2018 are analysed as follows:

	31/12/19	31/12/18
Balance at beginning of year	13,002	13,771
Additions	2,493	292
Credit to profit or loss	(1,626)	(1,061)

Balance at end of year	13,869	13,002

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Government grants are related to benefits the Group obtained in 2019 and previous years from the Italian government as part of the incentive programs for under-industrialised regions in Southern Italy. They have been received to compensate the Group for the purchase of certain items of property, plant and equipment and for certain expenses mainly related to research projects. There are no unfulfilled conditions or contingencies attached to these grants. Deferred income for grants related to property, plant and equipment are credited to profit or loss on a straight-line basis over the expected lives of the related assets. Deferred income for grants related to expenses are credited to profit or loss in the periods in which the costs are recognised.

25	Other liabilities (non-current and current)

Other liabilities as at December 31, 2019 and 2018 are analysed as follows:

	31/12/19	31/12/18
Advance payments for government grants	1,069	—
Lease incentives	—	960
Other	—	159

Total	1,069	1,119

Advance payments for government grants are related to considerations received by the Parent for government grants obtained for next years’ purchases of property, plant and equipment and next years’ expenses related to research projects.

Due to adoption of IFRS 16 as at January 1, 2019, lease incentives were reclassified to right-of-use assets (see note 5(A)).

26	Bank overdrafts and short-term borrowings

Bank overdrafts and short-term borrowings as at December 31, 2019 and 2018 are analysed as follows:

	31/12/19	31/12/18

Bank overdrafts	1,974	1,762
Borrowings secured over trade receivables	21,029	29,992
Borrowings unsecured	1,167	3,394

Total	24,170	35,148

As at December 31, 2019 and 2018 bank overdrafts and short-term borrowings denominated in foreign currencies amount to 253 and 254, respectively.

The weighted average interest rates on the bank overdrafts and short-term borrowings for the years ended December 31, 2019 and 2018 are as follows:

	2019	2018
Bank overdrafts	4.13%	4.35%
Borrowings	2.55%	2.69%

As at December 31, 2019, the unused portion of credit facilities available to the Group, for which no commitment fees are due, amount to 24,251. Such unused portion is related to a non-recourse factoring agreement for export-related trade receivables (18,080), borrowings to be secured with trade receivables (3,577) and bank overdrafts (2,594).

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

27	Trade payables

Trade payables as at December 31, 2019 and 2018 are analysed as follows:

	31/12/19	31/12/18
Invoices received	47,402	57,325
Invoices to be received	21,074	20,576

Total	68,476	77,901

Trade payables mainly represent amounts payable for purchases of goods and services in Italy and abroad, and include 26,065 as at December 31, 2019 denominated in foreign currencies (29,155 as at December 31, 2018).

Trade payables include amounts due to related parties amounting to 124 and 1,004, respectively as at December 31, 2019 and 2018 (see note 43).

28	Other payables

Other payables as at December 31, 2019 and 2018 are analysed as follows:

	31/12/19	31/12/18
Salaries and wages	5,412	5,085
Social security contributions	4,289	6,901
Vacation accrual	3,889	6,408
Withholding taxes on payroll and on others	2,059	2,379
Other accounts payable	6,400	6,141

Total	22,049	26,914

29	Derivative financial instruments

A significant portion of the Group’s net sales and costs are denominated in currencies other than the euro. Consequently, a significant portion of the Group’s revenue is exposed to fluctuations in the exchange rates between the euro and other currencies. The Group uses forward exchange contracts (known in Italy as domestic currency swaps) to reduce its exposure to the risks of short-term declines in the value of its foreign currency denominated revenue. The Group uses such derivative instruments to protect the value of its foreign currency denominated revenue, and not for speculative or trading purposes. Despite being entered into such domestic currency swaps with the intent to reduce the foreign currency exposure risk for trade receivables and expected sales, the Group’s derivative financial instruments do not qualify for being accounted for as hedging instruments according to IAS 39 and, also, to former applicable Italian GAAP. Therefore, the Company reflects the positive or negative changes in the fair value of those derivatives through profit or loss in the captions “Net exchange rate gains/(losses)”.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The tables below summarise in euro equivalent the contractual amounts of forward exchange contracts used to hedge principally future cash flows from trade receivables and sale orders as at December 31, 2019 and 2018.

	31/12/19	31/12/18
British pounds	16,947	10,612
Euro	11,347	11,407
U.S. dollars	6,347	14,528
Canadian dollars	1,937	1,300
Japanese yen	1,549	2,318
Australian dollars	1,280	2,129
Danish kroner	751	1,086
Swedish kroner	208	265

Total	40,366	43,645

The following tables present information regarding the contract amount in euro equivalent amount and the estimated fair value of all of the Group’s forward exchange contracts. Contracts with net unrealized gains are presented as “assets” and contracts with net unrealized losses are presented as “liabilities”.

	2019		2018
	Contract amount	Unrealised gains/(losses)	Contract amount	Unrealised gains/(losses)
Assets	10,419	145	27,459	218
Liabilities	29,947	(772)	16,186	(320)

Total	40,366	(627)	43,645	(102)

As at December 31, 2019 and 2018, the forward exchange contracts have a net unrealized expense of 627 and 102, respectively. These amounts are recorded in net exchange rate gains/(losses), in the consolidated statements of profit or loss (see note 37).

30	Financial Instruments – Fair values and risk management

The effect of initially applying IFRS 9 on the Group’s financial instruments is described in note 5. Due to the transition method chosen, comparative information has not been restated to reflect the new requirements.

A. Accounting classification

The following tables show the classification and carrying amounts of Group’s financial assets and financial liabilities as at December 31, 2019 and 2018.

Financial assets	31/12/19	31/12/18
Financial assets measured at amortised cost
Other non-current receivables	4,519	4,533
Trade receivables	29,187	40,967
Other current receivables	7,723	9,507
Cash and cash equivalents	39,799	62,131

Total (a)	81,228	117,138

Financial assets measured at fair value
Forward exchange contracts	145	218

Total (b)	145	218

Total financial assets (a+b)	81,373	117,356

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Financial assets measured at amortised cost include trade receivables, other receivables (non-current and current) and cash and cash equivalents. Financial assets at fair value reflect the positive change in fair value of forward exchange contracts that are not designated as hedge relationships, but are, nevertheless, intended to reduce the level of foreign currency risk for future cash flows from accounts receivables and sale orders.

Financial liabilities	31/12/19	31/12/18
Financial liabilities measured at amortised cost
Long-term borrowings	18,412	20,943
Lease liabilities	57,367	—
Bank overdrafts and short-term borrowings	24,170	35,148
Trade payables	68,476	77,901
Other payables	22,049	26,914

Total (a)	190,474	160,906

Financial liabilities measured at fair value
Forward exchange contracts	772	320

Total (b)	772	320

Total financial liabilities (a+b)	191,246	161,226

Financial liabilities measured at amortised cost include long-term borrowings (non-current and current portion), lease liabilities (non-current and current portion), bank overdrafts and short-term borrowings, trade payables and other payables. Financial liabilities measured at fair value reflect the negative change in fair value of forward exchange contracts that are not designated as hedge relationships, but are, nevertheless, intended to reduce the level of foreign currency risk for expected future cash flows from trade receivables and sale orders.

For the details on “Long-term borrowings”, “Lease liabilities” and “Bank overdrafts and short-term borrowings” reference should be made to note 19, 20 and 26.

B. Fair value and measurement of fair values

Management has assessed that the fair values of cash and cash equivalents, trade and other receivables, trade and other payables, bank overdrafts and short-term borrowings approximate their carrying amounts largely due to the short-term maturities of these instruments.

The following tables show the carrying amount and fair value of Group’s financial assets and financial liabilities as at December 31, 2019 and 2018, other than those with carrying amount that are reasonable approximation of fair value.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

	31/12/19		31/12/18
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Forward exchange contracts	145	145	218	218

Financial liabilities
Floating-rate borrowings	9,232	9,322	13,943	13,943
Fixed rate borrowings	9,180	10,256	7,000	7,000

Total long-term borrowings	18,412	19,578	20,943	20,943

Forward exchange contracts	772	772	320	320

As at December 31, 2019 and 2018, the fair value measurement hierarchy of the forward exchange contracts and long-term borrowings is “significant observable inputs” (level 2).

There were no transfers between level 1 (quoted prices in active markets) and level 2 during 2019 and 2018. There were no level 3 (significant unobservable inputs) fair values estimated as at December 31, 2019 and 2018.

The following methods and assumptions are used to estimate the fair values.

Forward exchange contracts are valued using valuation techniques, which employ the use of market observable inputs. The most frequently applied valuation techniques include forward pricing using present value calculations. The models incorporate various inputs, including the credit quality of counterparties, foreign exchange spot and forward rates, yield curves of the respective currencies, currency basis spreads between the respective currencies, interest rate curves and forward rate curves of the underlying commodity.

The fair values of the Group’s interest-bearing borrowings are determined using the discounted cash flow method. The discount rate used reflects the issuer’s borrowing rate as at the end of the reporting period. The own non-performance risk as at December 31, 2019 and 2018 is determined to be insignificant.

C. Financial risk management

The main financial risks which the Group is exposed to are reported in the following.

The Group’s principal financial assets, other than derivatives, include cash and cash equivalents, trade and other receivables that derive directly from operations. The Group’s principal financial liabilities, other than derivatives, comprise of long-term borrowings, lease liabilities, bank overdrafts and short-term borrowings, trade and other payables. The main purpose of these financial liabilities is to finance the Group’s operations. The Group also enters into derivative transactions, namely forward exchange contracts, to protect the value of its foreign currency denominated revenue, not for speculative or trading purposes.

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

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

(ii) Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Group’s receivables from customers.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets disclosed in this note.

Impairment losses on financial assets recognised in profit or loss for the years ended December 31, 2019, 2018 and 2017 are related mainly to trade receivables.

(ii-a) Trade receivables

The Group’s customers are mainly represented by distributors, retailers and end consumers. Customer credit risk is managed on the basis of the Group’s established policies, procedures and controls relating to customer credit risk management. Credit quality of a customer is assessed based on an extensive credit rating scorecard and individual credit limits are defined in accordance with this assessment. Sales to the end consumers are required to be settled in cash or using major credit cards, mitigating credit risk.

Outstanding customer receivables are regularly monitored to prevent losses. The Company insures the collections risk related to a significant portion of trade receivables (about 80%), with a third party insurer and, in case of insolvency, the insurance company has to refund 85% of uncollected outstanding balances.

For receivables subject to collective valuation an impairment analysis is performed at each reporting date, starting from year-end 2018, using a provision matrix to measure expected credit losses. The provision rates are based on days past due for groupings of various customer segments with similar loss patterns (i.e., by customer type and rating, and coverage by credit insurance). The calculation reflects the probability-weighted outcome based on reasonable and supportable information available at the reporting date about past events, current conditions and forecasts of future economic conditions.

For individual receivables which are known to be uncollectible an impairment analysis is performed at each reporting date to measure expected credit losses. The provision is estimated by the Group based on the financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation and default or late payments.

The Group evaluates the concentration of risk with respect to trade receivables as low, as its customers are located in several jurisdictions and operate in largely independent markets (see note 15).

In addition, in July 2015 the Company signed a non-recourse factoring agreement with a major Italian financial institution. Under this agreement, the Company sells certain customer performing receivables to a financial institution in exchange for cash, for a maximum amount of 47,500. Such agreement is set to expire in July 2020 and the Company expects to renew it.

Given the considerations above, the credit risk is full for non-insured trade receivables, in the limit of 15% for insured receivables and nil for receivables included in the non-recourse factoring agreement.

Therefore, the allowance for doubtful accounts is estimated by the Group based on the insurance in place, the credit worthiness of its customers, historical trends, as well as current and future general economic conditions.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

As at December 31, 2019 and 2018 the ageing of trade receivables is as follows:

	31/12/19	31/12/18
Current (not past due)	15,179	24,251
From 1 to 29 days past due	8,570	8,614
From 30 to 60 days past due	1,298	1,409
From 61 to 90 days past due	2,531	1,274
More than 90 days past due	10,308	15,046

Gross trade receivables	37,886	50,594
Allowance for doubtful accounts	(8,699)	(9,627)

Net trade receivables	29,187	40,967

Set out below is the information about the credit risk exposure on the Group’s trade receivables using a provision matrix as at December 31, 2019, 2018 and January 1, 2018, further to the adoption of IFRS 9.

December 31, 2019

	Days past due
	<30 days	30-60 days	61-90 days	> 91 days	Total
Trade receivables subject to collective valuation	4,936	387	—	309	5,632
Trade receivables subject to specific valuation					32,524

Total gross carrying amount					37,886
Default rate	0.13%	1.42%	3.83%	27.07%	—
Expected credit loss	6	5	—	84	95

December 31, 2018

	Days past due
	<30 days	30-60 days	61-90 days	> 91 days	Total
Trade receivables subject to collective valuation	9,288	1,323	88	669	11,368
Trade receivables subject to specific valuation					39,226

Total gross carrying amount					50,594
Default rate	0.10%	0.99%	2.90%	5.80%	—
Expected credit loss	9	13	3	39	64

January 1, 2018

	Days past due
	<30 days	30-60 days	61-90 days	> 91 days	Total
Trade receivables subject to collective valuation	11,661	651	254	173	12,739
Trade receivables subject to specific valuation					35,585

Total gross carrying amount					48,324
Default rate	0.11%	1.04%	2.99%	5.33%	—
Expected credit loss	13	7	8	9	37

(ii-b) Other receivables

As at December 31, 2019 and 2018 other receivables current and non-current amount to 12,242 and 14,040, respectively. Such receivables are considered to have a low credit risk and the impairment loss has been measured on a 12-months expected credit losses basis. Management considers its other receivables to have a low credit risk as they have a low risk of default and their counterparties are able to meet their contractual cash flow obligations in the short-term. As at December 31, 2019 and 2018 the identified impairment loss of other receivables is immaterial.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

(ii-c) Cash and cash equivalents

As at December 31, 2019 and 2018 the Group has cash and cash equivalents of 39,799 and 62,131, respectively. The cash and cash equivalents are held with financial institutions, which have external credit risk ratings that are equivalent to the understood definition of “investment grade”. Impairment of cash and cash equivalents has been measured on a 12-months expected credit losses basis and reflects the short-term nature of the exposures. The Group considers its cash and cash equivalents to have a low credit risk based on the external credit ratings of the financial institutions. As at December 31, 2019 and 2018 the identified impairment loss of cash and cash equivalents is immaterial.

(ii-d) Derivative financial instruments

Domestic currency swaps (see note 29) are entered into with financial institutions that have outstanding external credit ratings (“investment grade”). As at December 31, 2019 and 2018 the identified impairment loss of the favourable domestic currency swaps is immaterial.

(iii) Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group aims to maintain the level of its cash and cash equivalents at an amount in excess of expected cash outflows on financial liabilities over the next 60 days. The Group also monitors the level of expected cash inflows on trade and other receivables together with expected cash outflows on trade and other payables.

Therefore, the Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of bank overdrafts, short-term borrowings, long-term borrowings and a non-recourse factoring agreement of export-related trade receivables.

The tables below summarize the remaining contractual maturities of financial liabilities as at December 31, 2019 and 2018. The amounts are gross and undiscounted, and include contractual interest payments and exclude the impact of netting agreements.

December 31, 2019

	Less than 2 months	2 to 12 months	1 to 2 years	2 to 5 years	More than 5 years	Total
Long-term borrowings	512	4,222	6,568	5,389	3,525	20,216
Lease liabilities	3,341	10,587	9,972	26,568	17,760	68,228
Bank overdrafts and short-term borrowings	24,170	—	—	—	—	24,170
Trade and other payables	22,049	68,476	—	—	—	90,525
Losses on derivative financial instruments	772	—	—	—	—	772

Total financial liabilities	50,844	83,285	16,540	31,957	21,285	203,911

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

December 31, 2018

	Less than 2 months	2 to 12 months	1 to 2 years	2 to 5 years	More than 5 years	Total
Long-term borrowings	899	10,019	3,416	6,158	1,358	21,850
Bank overdrafts and short-term borrowings	35,148	—	—	—	—	35,148
Trade and other payables	26,914	77,901	—	—	—	104,815
Losses on derivative financial instruments	320	—	—	—	—	320

Total financial liabilities	63,281	87,920	3,416	6,158	1,358	162,133

As disclosed in note 19, the Group has secured bank loans that contain covenants. A future breach of covenants may require the Group to repay the loan earlier than indicated in the above table. Under the agreement, the covenants are monitored on a regular basis by the treasury department and regularly reported to management to ensure compliance with the agreement.

The interest payments on variable interest rate loans in the tables above reflect market forward interest rates at the reporting date and these amounts may change as market interest rates change.

Except for these financial liabilities, it is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

In addition, the following is to be considered: (a) as at December 31, 2019, the Group has unused credit lines of 24,251 (see note 26); (b) the Company can use the credit facilities of its subsidiaries adhering to the cash pooling contract in place; from time to time, the Company evaluates the adequacy of such credit facilities, requesting additional facilities as needed; (c) the Group holds cash at foreign subsidiaries, that can be withdrawn by the Company subject to the approval of a dividend distribution; some of these dividends are subject to withholding taxes; (d) the Company can apply for long-term borrowings to sustain long-term investments; (e) there are no significant liquidity risk concentrations, both on financial assets and on financial liabilities.

(iv) Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (e.g., interest rates, foreign exchange rates). Market risk, mainly, depends on the trend of the demand for furniture and other finished products, the trend in raw materials and the fluctuation of interest rates and foreign currencies.

The market demand risk is managed by way of a constant monitoring of markets, performed by the commercial division of the Group, and a product diversification in the different brands.

In order to manage the raw materials risk, the Group constantly monitors procurement policies and attempts to diversify suppliers while respecting the quality standards expected by the market.

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s long-term borrowings obligations with floating interest rates. The Group manages its interest rate risk by having a portfolio of fixed and variable rate borrowings. As at December 31, 2019, approximately 49.9% of the Group’s borrowings were at a fixed rate of interest (2018: 33.4%). No derivative financial instruments were entered into by the Group to manage the cash flow risk on floating interest-rate borrowings.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The following tables demonstrate the sensitivity to a reasonably possible change in interest rates on that portion of loans and borrowings affected. With all other variables held constant, the Group’s profit before tax is affected through the impact on floating rate borrowings as follows:

	Increase/ decrease in basis points	Effect on profit before tax
December 31, 2019	+45	(51)
December 31, 2019	-45	51
December 31, 2018	+45	(71)
December 31, 2018	-45	71
December 31, 2017	+45	(90)
December 31, 2017	-45	78

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk of changes in foreign exchange rates relates primarily to the Group’s operating activities (when revenue or expense is denominated in a foreign currency) and the Group’s net investments in foreign subsidiaries. In particular, the Group purchases a significant portion of raw materials in U.S. Dollars, and sells a significant amount of finished products in Euro. As a consequence, the Group is exposed to a foreign currency risk, which is managed by forward exchange contracts.

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

The following tables demonstrate the sensitivity to a reasonably possible change in foreign exchange rates, with all other variables held constant.

	Change in foreign exchange rates	Effect on profit before tax
December 31, 2019	+5%	3,155
December 31, 2019	-5%	(3,486)
December 31, 2018	+5%	2,776
December 31, 2018	-5%	(3,183)
December 31, 2017	+5%	3,023
December 31, 2017	-5%	(3,449)

As at December 31, 2019 and 2018 the Group’s financial assets and financial liabilities denominated in foreign currency are as follows:

Financial assets	31/12/19	31/12/18
Trade receivables	19,807	26,490
Cash and cash equivalents	36,031	49,413

Total financial assets	55,838	75,903

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Financial liabilities	31/12/19	31/12/18
Lease liabilities	38,844	—
Bank overdraft and short-term borrowings	253	254
Trade payables	26,065	29,155

Total financial liabilities	65,162	29,409

As at December 31, 2019 and 2018, the summary quantitative data about Group’s exposure to currency risk as reported to the management of the Group is as follows:

December 31, 2019

	Financial Assets (a)	Financial liabilities (b)	Net Exposure (c) = (a)-(b)
Chinese Yuan	20,592	12,071	8,521
U.S. dollars	15,524	26,995	(11,471)
British pounds	5,984	12,482	(6,498)
Brazilian Reais	5,975	2,012	3,963
Canadian dollars	3,758	124	3,634
Mexican pesos	984	910	74
Romanian Leu	528	6,673	(6,145)
Other	2,493	3,895	(1,402)

Total	55,838	65,162	(9,324)

December 31, 2018

	Financial Assets (a)	Financial liabilities (b)	Net Exposure (c) = (a)-(b)
Chinese Yuan	27,101	9,726	17,375
U.S. dollars	19,661	8,841	10,820
British pounds	8,696	2,482	6,214
Brazilian Reais	6,211	2,250	3,961
Canadian dollars	3,696	236	3,460
Mexican pesos	3,344	43	3,301
Romanian Leu	886	4,976	(4,090)
Other	6,308	855	5,453

Total	75,903	29,409	46,494

(v) Changes in liabilities arising from financing activities

The following tables show the changes in financial liabilities arising from financing activities for the three years ended December 31, 2019, 2018 and 2017.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

December 31, 2019

	Jan. 1, 2019	Cash flows	Changes in fair value	Other changes	Dec. 31, 2019
Long-term borrowings	20,943	(1,365)	—	(1,166)	18,412
Lease liabilities	56,758	(11,960)	—	12,569	57,367
Bank overdrafts and short-term borrowings	35,148	(10,978)	—	—	24,170
Losses on derivative financial instruments	320	—	452	—	772

Total liabilities from financing activities	113,169	(24,303)	452	11,403	100,721

December 31, 2018

	Jan. 1, 2018	Cash flows	Changes in fair value	Dec. 31, 2018
Long-term borrowings	25,717	(4,774)	—	20,943
Bank overdrafts and short-term borrowings	25,967	9,181	—	35,148
Losses on derivative financial instruments	267	—	53	320

Total liabilities from financing activities	51,951	4,407	53	56,411

December 31, 2017

	Jan. 1, 2017	Cash flows	Changes in fair value	Dec. 31, 2017
Long-term borrowings	17,961	7,756	—	25,717
Bank overdrafts and short-term borrowings	24,427	1,540	—	25,967
Losses on derivative financial instruments	1,293	—	(1,026)	267

Total liabilities from financing activities	43,681	9,296	(1,026)	51,951

31	Revenue

(i) Revenue streams

The Group generates revenue primarily from the sale of leather and fabric upholstered furniture and home furnishing accessories to its customers. Other sources of revenue include sale of polyurethane foam, sale of leather-by products, sale of Natuzzi Display System and sale of Service Type Warranty.

Therefore, all the Group’s revenue is related to revenue from contracts with customers.

(ii) Disaggregation of revenue from contracts with customers

In the following tables, revenue from contracts with customers are disaggregated by types of goods, primary geographical markets, geographical location of customers, distribution channels, brands and timing of revenue recognition.

Types of goods	2019	2018	2017
Sale of upholstery furniture	329,162	365,346	389,528
Sale of home furnishing accessories	39,623	41,733	33,560
Sale of polyurethane foam	9,665	14,958	15,501
Sale of other goods	8,512	6,502	10,291

Total	386,962	428,539	448,880

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The sale of upholstery furniture includes the following categories: stationary furniture (sofas, loveseats and armchairs), sectional furniture, motion furniture, sofa beds and occasional chairs, including recliners and massage chairs.

Geographical markets	2019	2018	2017
Europe, Middle East and Africa	183,794	212,481	218,896
Americas	137,665	137,452	153,647
Asia-Pacific	65,503	78,606	76,337

Total	386,962	428,539	448,880

Geographical location of customers	2019	2018	2017
United States of America	97,723	94,393	107,262
Italy	48,557	53,261	55,379
United Kingdom	39,416	43,501	48,266
China	39,258	47,099	41,369
Canada	18,355	17,371	20,030
Spain	14,846	17,334	17,077
Brazil	12,120	16,332	16,182
Australia	8,668	9,903	9,738
France	8,493	11,179	9,999
Belgium	7,809	8,682	8,214
Germany	7,234	11,455	12,462
Korea	5,626	8,232	9,847
Other countries (none greater than 5%)	78,857	89,797	93,055

Total	386,962	428,539	448,880

Distribution channels	2019	2018	2017
Wholesale (distributors and retailers)	320,263	365,499	392,332
Directly operated stores (end consumers)	66,699	63,040	56,548

Total	386,962	428,539	448,880

Brands	2019	2018	2017
Natuzzi Editions	160,136	167,925	183,838
Natuzzi Italia	135,500	144,953	134,740
Private label	73,149	94,201	104,509
Other	18,177	21,460	25,793

Total	386,962	428,539	448,880

Timing of revenue recognition	2019	2018	2017
Goods transferred at a point in time	385,510	427,493	448,206
Goods and services transferred over time	1,452	1,046	674

Subtotal	386,962	428,539	448,880

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

(iii) Contract balances

The following table provides information about receivables and contract liabilities from contracts with customers.

	31/12/19	31/12/18	31/12/17
Trade receivables	29,187	40,967	37,549
Contract liabilities	23,103	22,099	15,533

Reference should be made to note 15 “Trade receivables” and note 22 “Contract liabilities” (non-current and current) for details about such contract balances.

(iv) Performance obligations and revenue recognition policies

Revenue is measured based on the consideration specified in the customer contract. The Group recognises revenue when it transfers control over a good or service to a customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for goods or services. The Group has generally concluded that it is the principal in its revenue arrangements, because it controls the goods or services before transferring them to the customer.

In determining the transaction price for its contracts with customers, the Group considers the effects of variable consideration and the existence of significant financing components.

The Group considers whether there are other promises in the contract that are separate performance obligations to which a portion of the transaction price needs to be allocated. The allocation of the transaction price to the Group’s performance obligations is performed using the relative stand-alone selling price method.

For detailed information about the nature and timing of the satisfaction of performance obligations in contracts with customers, including significant payment terms, and the related revenue recognition policies see note 4(t).

The transaction price allocated to the remaining performance obligations (partially unsatisfied) as at December 31, 2019, 2018 and 2017 is as follows:

	31/12/19	31/12/18	31/12/17
Sale of Natuzzi Display System
Within a year	1,416	1,138	758
More than a year	1,953	2,261	1,878

Total	3,369	3,399	2,636

Sale of Service-Type Warranties
Within a year	394	332	278
More than a year	411	565	682

Total	805	897	960

Sale of the licence-for Natuzzi trademarks
Within a year	383	383	—
More than a year	6,725	7,108	—

Total	7,108	7,491	—

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

In particular, the Group provides retrospective volume rebates to certain customers once the quantity of products purchased during the period exceeds a threshold specified in the contract. Rebates are offset against amounts payable by the customer. Accumulated experience is used to estimate and provide for the rebates, using the expected value method. A refund liability is recognised for expected volume discounts payable to customers in relation to sales made until the end of the reporting period.

(vi) Financing components

For information about financing components, reference should be made to note 4(t)(vi).

(vii) Warranty obligations

The Group typically provides warranties for general repairs of defects that existed at the time of sale, as required by law. These assurance-type warranties are accounted for under IAS 37. Refer to the accounting policy on warranty provisions in note 4(r).

Customers who purchase the Group’s upholstered furniture may require a service type warranty. As disclosed in note 4(t)(v), the Group allocates a portion of the consideration received to the service type warranty, based on the relative stand-alone selling price. The amount allocated to the service type warranty is deferred, and is recognised as revenue over the time based on the validity period of such warranty.

(viii) Cost to obtain a contract

The Group pays sales commission to its agents for each contract that they obtain. For information about the accounting policy elected by the Group on sales commissions, reference should be made to note 4(x).

32	Cost of sales

Cost of sales is analysed as follows:

	2019	2018	2017
Opening inventories	84,227	91,077	91,014
Purchases	139,205	177,591	180,872
Labour costs	86,209	89,827	92,330
Third party manufacturers costs	3,919	6,039	8,725
Other manufacturing costs	29,519	29,004	37,605
Government grants related to PPE	(1,463)	(1,061)	(1,068)
Closing inventories	(69,685)	(84,227)	(91,077)

Total	271,931	308,250	318,401

The line item “Other manufacturing costs” includes the depreciation expenses of property plant and equipment used in the production of finished goods. The depreciation expenses amount to 11,709, 7,455 and 8,565 for the years ended December 31, 2019, 2018 and 2017, respectively.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

33	Other income and other expenses

Other income is analysed as follows:

	2019	2018	2017
VAT relief	1,216	1,392	—
Reimbursement	519	—	1,650
Release of provisions for contingent liabilities	332	1,700	—
Other	3,095	2,852	—

Total	5,162	5,944	1,650

During 2019 and 2018 the Brazilian subsidiary obtained a VAT relief of 1,216 and 1,392, respectively, connected to local tax rules on VAT payments.

During 2019 and 2017, the Company recorded a refund of 519 and 1,650, respectively, related to the positive outcome of litigation started in previous years and fully settled at year-end.

During 2018 and 2019, the Company released provisions for legal claims by 332 and 1,700, respectively, further to the positive settlement of some legal disputes with suppliers.

Other expenses include some minor costs incurred by the Group and not related to cost of sales, selling and administrative expenses.

34	Selling expenses

Selling expenses are analysed as follows:

	2019	2018	2017
Shipping and handling costs	35,513	40,765	40,952
Labour costs	23,782	24,772	26,210
Depreciation and amortization	11,805	2,274	2,124
Custom’s duties	9,261	2,860	—
Commissions	8,393	10,225	9,512
Advertising	7,145	12,687	15,407
Utilities	2,457	2,394	2,301
Fairs	1,864	2,308	2,896
Commercial insurance cost	700	532	496
Promotion	651	920	1,252
Leases	649	12,553	11,946
Credit insurance cost	591	579	563
Samples	519	995	1,295
Consultancy	305	630	1,020
Other	1,615	503	2,280

Total	105,250	114,997	118,254

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

35	Administrative expenses

Administrative expenses are analysed as follows:

	2019	2018	2017
Labour costs	19,060	20,023	19,364
Consultancies	4,761	4,076	4,089
Non deductibles and indirect taxes	2,261	2,022	2,331
Travel expenses	2,226	2,712	3,210
Depreciation and amortization	1,585	1,301	1,668
Directors and auditors—fees	831	801	734
Mail & Phone	622	675	745
Printing & Stationery	381	457	500
Cars costs	236	487	507
Electronic data processing	12	96	118
Government grants related to PPE	(163)	—	—
Other	2,214	2,694	2,839

Total	34,026	35,344	36,105

36	Finance income and costs

Finance income is analysed as follows:

	2019	2018	2017
Interest income from financial institutions	121	191	325
Other interest income	279	188	927

Total	400	379	1,252

Finance costs are analysed as follows:

	2019	2018	2017
Interest expenses due to financial institutions	2,864	3,298	3,140
Interests expenses from lease liabilities	2,635	—	—
Other interest expenses	431	498	1,499
Financial institution commissions	1,998	1,784	1,650

Total	7,928	5,580	6,289

37	Net exchange rate gains/(losses)

Net exchange rate gains/(losses) are analysed as follows:

	2019	2018	2017
Net realised gains/(losses) on derivative instruments	(737)	(906)	1,912
Net realised gains/(losses) on trade receivables and payables	1,600	3,353	445

Total net realised gains (a)	863	2,447	2,357

Net unrealised gains/(losses) on derivative instruments	(638)	(57)	943
Net unrealised gains/(losses) on trade receivables and payables	(531)	(5,437)	(48)
Net unrealised gains/(losses) on non-monetary assets	(2,034)	(867)	(2,219)

Total net unrealised losses (b)	(3,203)	(6,361)	(1,324)

Total realised and unrealised exchange rate gains/(losses) (a+b)	(2,340)	(3,914)	1,033

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

“Net unrealised gains/(losses) on non-monetary assets” refers to the remeasurement of non-monetary assets of the subsidiaries Italsofa Romania and Natuzzi China, since such entities have the same functional currency of the Parent, namely the Euro.

38	Income tax expense

Italian companies are subject to two enacted income taxes at the following rates:

	2019	2018	2017
IRES (state tax)	24.00%	24.00%	24.00%
IRAP (regional tax)	4.82%	4.82%	4.82%

IRES is a state tax and is calculated on the taxable income determined on the income before taxes modified to reflect all temporary and permanent differences regulated by the tax law. The 2016 budget law (Law n. 208 of December 28, 2015) was passed by the Italian Parliament on December 22, 2015 with significant changes relating to Italy’s corporate income tax. In fact, the Italian tax rate has been reduced from 27.5% to 24.0% starting from fiscal year 2017.

IRAP is a regional tax and each Italian region has the power to increase the current rate of 3.90% by a maximum of 0.92%. In general, the taxable base of IRAP is a form of gross profit determined as the difference between gross revenues (excluding interest and dividend income) and direct production costs (excluding interest expense and other financial costs). The enacted IRAP tax rate due in Puglia region for 2019, 2018 and 2017 is 4.82% (3.90% plus 0.92%).

Total income taxes for the years ended December 31, 2019, 2018 and 2017 are allocated as follows:

	2019	2018	2017
Current:
- Domestic	(585)	(4,504)	(40)
- Foreign	(1,400)	(3,052)	(3,777)

Total (a)	(1,985)	(7,556)	(3,817)

Deferred:
- Domestic	(387)	270	(310)
- Foreign	37	(143)	1,241

Total (b)	(350)	127	931

Total (a + b)	(2,335)	(7,429)	(2,886)

Consolidated profit/(loss) before income taxes and Non-controlling interests of the consolidated statement of profit or loss for the years ended December 31, 2019, 2018 and 2017, is analysed as follows:

	2019	2018	2017
Domestic	(24,808)	40,822	(28,358)
Foreign	(6,537)	(274)	399

Total	(31,345)	40,548	(27,959)

The effective income taxes differ from the expected income tax expense (computed by applying the IRES state tax, which is 24% for 2019, 2018 and 2017, to income before income taxes and Non-controlling interests) as follows:

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

	2019	2018	2017
Expected tax benefit (expense) at statutory tax rates	7,523	(9,732)	6,710
Effect of:
- Tax exempt income	3,297	1,665	952
- Aggregate effect of different tax rates in foreign jurisdictions	(139)	208	25
- Italian regional tax	(78)	(46)	(39)
- Non-deductible expenses	(4,521)	(2,667)	(1,972)
- Tax effect on unremitted earnings	(430)	(1,252)	(1,998)
- Non taxable gain from disposal and loss of control of a subsidiary	—	17,193	—
- Chinese withholding tax on income not recoverable	(139)	(4,458)	—
- Tax audit settlement for other taxes	—	—	930
- Effect of net change in deferred tax assets unrecognised	(7,848)	(8,340)	(7,494)

Actual tax charge	(2,335)	(7,429)	(2,886)

The effective income tax rates for the years ended December 31, 2019, 2018 and 2017 are 7.45%, 18.32% and 10.32%, respectively.

The income tax payable recorded as at December 31, 2019 and 2018 is 1,283 and 880, respectively. Whereas, the current income tax receivable recorded as at December 31, 2019 and 2018 is 1,082 and 1,986, respectively.

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities as at December 31, 2019 and 2018 are presented below:

Deferred tax assets	31/12/19	31/12/18
Deferred costs	845	—
Provision for contingent liabilities	677	621
Inventories obsolescence	297	152
Intercompany profit on inventories	59	1,162
Other temporary differences	96	92

Total deferred tax assets	1,974	2,027

Deferred tax liabilities	31/12/19	31/12/18
Deferred revenue (IFRS 15)	(934)	(716)
Unrealised net gains on foreign exchange rate	(396)	(735)
Withholding tax on unremitted earnings of subsidiaries	(430)	—
Other temporary differences	(131)	(143)

Total deferred tax liabilities	(1,891)	(1,594)

The following tables show the reconciliation of deferred tax assets and deferred tax liabilities with the balances included in the consolidated statements of financial position as at December 31, 2019 and 2018.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

	31/12/19	31/12/18
Deferred tax assets	1,974	2,027
Deferred tax liabilities compensated	(1,461)	(1,552)

Net deferred tax assets	513	475

Deferred tax liabilities	(430)	(42)

Movements in deferred tax balances occurred during 2019, 2018 and 2017 are analysed as follows:

	Def. tax assets	Def. tax liabilities	Total
Balance as at January 1, 2017	2,557	(3,174)	(617)
Recognised in profit or loss	99	832	931
Recognised in OCI	—	(8)	(8)

Balance as at December 31, 2017	2,656	(2,350)	306
Recognised in profit or loss	(629)	756	127
Recognised in OCI	—	—	—

Balance as at December 31, 2018	2,027	(1,594)	433
Recognised in profit or loss	(53)	(297)	(350)
Recognised in OCI	—	—	—

Balance as at December 31, 2019	1,974	(1,891)	83

The deferred taxes reported above have been calculated considering the tax rate reduction from 27.5% to 24.0% approved by the Italian Parliament and starting from 2017. Therefore, the tax rate applied to calculate each of the Italian deferred tax assets and liabilities has been set considering the estimated period in which each of the related temporary differences will be reversed.

Deferred tax assets recognised are mainly related to deferred costs recorded by the Company and provisions for contingent liabilities and inventories obsolescence recorded by Natuzzi China Ltd.

In assessing the reliability of deferred tax assets, management considers whether it is probable that some portion or all of the deferred tax assets will not be realised. The ultimate realisation of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and the tax loss carry-forwards are utilised.

Given the cumulative loss position of the domestic companies and of some of foreign subsidiaries as at December 31, 2019 and 2018, management has considered the scheduled reversal of deferred tax liabilities and tax planning strategies, in making their assessment. After an analysis as at December 31, 2019 and 2018, management has not identified any relevant tax planning strategies prudent and feasible available to increase the recognition of the deferred tax assets. Therefore, as at December 31, 2019 and 2018 the realisation of the deferred tax assets is primarily based on the scheduled reversal of deferred tax liabilities, except in certain historically profitable jurisdictions.

Based upon this analysis, management believes that the Natuzzi Group will realise the deferred tax assets of 1,974 as at December 31, 2019 (2,027 as at December 31, 2018).

Deferred tax assets have not been recognised in respect of the following items, because it is not probable that future taxable profit will be available against which the Group can use the benefits therefrom.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Unrecognised deferred tax assets	31/12/19	31/12/18
Tax loss carry-forwards	97,544	99,133
Provision for contingent liabilities	5,839	3,234
Inventory obsolescence	2,336	2,055
Allowance for doubtful accounts	2,296	2,145
Intercompany profit on inventories	1,643	1,040
Provision for warranties	1,419	1,343
Impairment of property, plant and equipment	984	1,228
Goodwill and intangible assets	483	569
IAS 19 adjustment - employees’ leaving entitlement	389	470
Deferred costs	—	541
Other temporary differences	1,124	1,304

Total unrecognised deferred tax assets	114,057	113,062

As at December 31, 2019 and 2018, taxes that will be due on the distribution of the portion of shareholders’ equity equal to unremitted earnings of some subsidiaries are 2,626 and 2,901, respectively. The Group has not provided for such taxes as at likelihood of distribution is not probable.

As at December 31, 2019 and 2018 the tax losses carried-forward of the Group expire as follows:

	2019	Expire date	2018	Expire date
Expire in five years	26,180	2020-2024	25,647	2019-2023
Expire after five years	34,078	> 2024	39,333	> 2023
Never expire	339,563	—	328,650	—

Total	399,821		393,630

In Italy all tax losses carried-forward no longer expire, with the only limitation being that such tax losses carried-forward can be utilised to off-set a maximum of 80% of the taxable income in each following year.

The Company operates in many foreign jurisdictions. With no material exceptions, the Company and its major subsidiaries located in Romania and China are no longer subject to examination by tax authorities for years prior to 2015.

39	Earnings/(losses) per share

Basic and diluted earnings/(losses) per share is analysed as follows:

	2019	2018	2017
Weighted average number of ordinary shares	54,853,045	54,853,045	54,853,045

Basic earnings/(losses) per share	(0.61)	0.61	(0.55)

Diluted earnings/(losses) per share	(0.61)	0.61	(0.55)

Basic earnings/(losses) per share is calculated by dividing earnings/(losses) for the year, attributable to ordinary equity holders of the Parent Company, by the weighted average number of ordinary shares outstanding during the year.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The weighted-average number of ordinary shares equals the number of ordinary shares issued as at December 31, 2019, 2018 and 2017 since there have been no transactions involving ordinary shares both in 2019, 2018 and 2017.

Diluted earnings/(losses) per share as at December 31, 2019, 2018 and 2017 equals the basic losses per share, since the Parent Company has not issued any financial instruments convertible to ordinary shares, and there are therefore no dilutive impacts.

On February 8, 2019 the Company announced a change in the ratio of its American Depositary Receipts (ADRs) to ordinary shares, from 1 ADR representing 1 share to 1 ADR representing 5 shares. The effective date of the ratio change was February 21, 2019. No new shares have been issued in connection with the ratio change.

40	Expenses by nature

The following table shows the expenses by nature for the years ended December 31, 2019, 2018 and 2017 as required by IAS 1.104.

	2019	2018	2017
Changes in inventories	14,542	6,850	(63)
Raw materials and consumables	139,205	177,591	180,872
Services	91,526	107,074	118,681
Employee benefits expense	129,051	134,622	137,904
Depreciation and amortization, net of government grants	23,487	10,003	11,362
Other	13,396	22,451	24,004

Total cost of sales, selling and administrative expenses	411,207	458,591	472,760

The following tables show in which caption is included the depreciation and amortization, net of government grants.

Included in cost of sales	2019	2018	2017
Depreciation of property, plant and equipment	7,867	7,455	8,565
Depreciation of right-of-use assets	3,842	—	—
Amortisation of intangible assets	14	34	73
Government grants	(1,463)	(1,061)	(1,068)

Total (a)	10,260	6,428	7,570

Included in selling expenses
Depreciation of property, plant and equipment	2,721	2,274	1,818
Depreciation of right-of-use assets	9,084	—	—
Amortisation of intangible assets	—	—	306

Total (b)	11,805	2,274	2,124

Included in administrative expenses
Depreciation of property, plant and equipment	381	425	478
Depreciation of right-of-use assets	301	—	—
Amortisation of intangible assets	903	876	1,190
Government grants	(163)	—	—

Total (c)	1,422	1,301	1,668

Total depreciation and amortization (a+b+c)	23,487	10,003	11,362

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The following tables show in which caption is included the employee benefits expense.

Included in cost of sales	2019	2018	2017
Salary and wages	60,756	62,815	57,401
Social security costs	17,251	18,310	18,854
Employees’ leaving entitlement	3,704	3,827	3,710
Other costs	4,498	4,875	12,365

Total (a)	86,209	89,827	92,330

Included in selling expenses
Salary and wages	18,736	19,754	20,475
Social security costs	3,800	4,019	4,376
Employees’ leaving entitlement	557	350	660
Other costs	689	649	699

Total (b)	23,782	24,772	26,210

Included in administrative expenses
Salary and wages	13,725	14,585	13,843
Social security costs	3,502	3,638	3,570
Employees’ leaving entitlement	664	635	831
Other costs	1,169	1,165	1,120

Total (c)	19,060	20,023	19,364

Total employee benefits expense (a+b+c)	129,051	134,622	137,904

41	Adjusted earnings before interest, tax, depreciation and amortisation (Adjusted EBITDA)

Management supplementally has presented the performance measure Adjusted EBITDA because it monitors this performance measure at a consolidated level and it believes that this measure is relevant to an understanding of the Group’s financial performance. Adjusted EBITDA is calculated by adjusting profit or loss from continuing operations to exclude the impact of taxation, net finance income/(costs), depreciation, amortisation, government grants related to depreciation and share of profit of equity-method investees.

Adjusted EBITDA is not a defined performance measure in IFRS. The Group’s definition of Adjusted EBITDA may not be comparable with similarly titled performance measures and disclosures by other entities.

The following tables show the reconciliation of Adjusted EBITDA to profit/(loss) for the years ended December 31, 2019, 2018 and 2017.

	2019	2018	2017
Profit/(loss) for the year	(33,680)	33,119	(30,845)
Income tax expense	2,335	7,429	2,886

Profit/(loss) before tax	(31,345)	40,548	(27,959)
Adjustments for:
- Net finance income/(costs)	9,868	(66,296)	4,004
- Share of profit/(loss) equity-method investees	(1,011)	290	—
- Depreciation	24,196	10,154	10,861
- Amortisation	917	910	1,569
- Government grants	(1,626)	(1,061)	(1,068)

Adjusted EBITDA	999	(15,455)	(12,593)

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The Group initially applied IFRS 16 as at January 1, 2019 (see note 5(A)). In applying IFRS 16, in relation to the leases that were classified as operating leases, the Group recognises depreciation and interest costs, instead of operating lease expense. In relation to those leases, the Group recognised 13,227 of depreciation charges and 2,635 of additional interest costs from leases in 2019. Further, the Group used the modified retrospective approach when initially applying IFRS 16 and under such approach comparative information is not restated.

42	Commitments and contingent liabilities

As at December 31, 2019, the Group is not committed to investing in significant property, plant and equipment, intangibles assets and other capital expenditure.

Certain financial institutions have provided guarantees as at December 31, 2019 to secure payments to third parties amounting to 6,770 (1,620 as at December 31, 2018). These guarantees are unsecured and have various maturities extending through December 31, 2025.

The Group is involved in a number of certain and probable claims (including tax claims) and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters, after the provision accrued, will not have a material adverse effect on the Group’s consolidated financial position or results of operations (see note 23).

43	Related parties

Related parties of the Group include mainly associates and joint ventures of the Group and the Group’s key management personnel.

The following tables provide the total amount of transactions that have been entered into with related parties for the relevant financial year.

(i)     Compensation of key management personnel of the Group

The compensation of key management personnel of the Group is analysed as follows:

	2019	2018	2017
Directors’ fee	400	387	270
Short-term employee benefits	1,704	1,875	1,853
Social security contributions and defined contribution plans	563	500	500
Employee Benefit Obligations	118	110	133

Total	2,785	2,872	2,756

The amounts disclosed in the table are the amounts recognised as an expense during the reporting period related to key management personnel. No loans and/or guarantees have been provided for or agreed to with key management personnel.

(ii)     Transactions with associates, joint ventures and other related parties

The following tables provide the total amount of transactions that have been entered into with such related parties for the relevant financial year. Such transactions have been conducted at arm’s length.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

December 31, 2019

	Sales	Expenses	Amounts owed by related parties	Amounts due to related parties
Natuzzi Trading Shanghai Co, Ltd.	36,442	124	3,619	124
Nars Miami LLCC	646	—	169	—
Natuzzi Design S.a.s.	1,686	—	1,013	—
Natuzzi Arredamenti S.r.l.	842	—	367	—
Natuzzi Sofa S.r.l.	249	—	67	—

Total	39,865	124	5,235	124

December 31, 2018

	Sales	Expenses	Amounts owed by related parties	Amounts due to related parties
Natuzzi Trading Shanghai Co, Ltd.	12,589	1,001	7,383	1,001
Nars Miami LLCC	776	—	191	—
Natuzzi Design S.a.s.	1,750	—	1,338	—
Natuzzi Arredamenti S.r.l.	1,010	—	343	—
Natuzzi Sofa S.r.l.	291	—	78	—
NA.FO. S.r.l.	—	—	—	3

Total	16,416	1,001	9,333	1,004

December 31, 2017

	Sales	Expenses	Amounts owed by related parties	Amounts due to related parties
Nars Miami LLCC	742	—	70	—
Natuzzi Design S.a.s.	1,591	—	930	—
Natuzzi Arredamenti S.r.l.	946	—	329	—
Natuzzi Sofa S.r.l.	310	—	78	—
NA.FO. S.r.l.	4	—	—	8

Total	3,593	—	1,407	8

44	Subsequent events

The following events have occurred in the period between the reporting date and the date of authorisation of these consolidated financial statements.

(i) Financial support from the Parent’s majority shareholder

In light of the extraordinary challenges imposed by COVID-19 on the Group, on February 28, 2020, the Parent’s majority shareholder entered into an agreement with it setting forth its undertaking, should the Parent so request, to make advance payments of up to 15,000 to satisfy the subscription price of a future rights issue. On February 28, 2020, the Parent requested an initial payment of 2,500 which was received on March 2, 2020.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

(ii) COVID-19 event

On March 11, 2020, the World Health Organisation declared the Coronavirus COVID-19 outbreak to be a pandemic in recognition of its rapid spread across the globe, with over 150 countries affected. Many governments have taken increasingly stringent steps to help contain, and in many jurisdictions, now delay, the spread of the virus, including: requiring self-isolation/quarantine by those potentially affected, implementing social distancing measures, and controlling or closing borders and “locking-down” cities/regions or even entire countries.

The COVID-19 outbreak is having a significant impact on global markets driven by supply chain and production disruptions, workforce restrictions, travel restrictions, reduced consumer spending and sentiment, amongst other factors, which are negatively affecting companies’ financial performances, liquidity and cash flow projections.

Since the outbreak of the Coronavirus pandemic in Italy and worldwide, the Group has been working relentlessly to guarantee the health and safety of its employees, customers and suppliers, in compliance with the indications provided by the regional and national health authorities.

The Group promptly developed a specific Crisis Response Plan and immediately put in place a series of measures at all levels of its organisation both at headquarters and at the foreign subsidiaries, involving all the relevant functions. The Group Crisis Unit in Italy is in operation 24 hours a day and it constantly liaises with the foreign group companies; it reviews the situation daily and adjusts the status of the action plan with the CEO.

All travel abroad, to and from risk areas, has been cancelled or reduced to a minimum, and is limited to guaranteeing operational requirements, also considering that specific limitations may be placed on travelling to and from Italy. The Group has also been making wide use of the remote work option, which involves almost the entirety of its resources, to ensure seamless continuity vis-à-vis the requirements of activities currently under execution.

During the four-month period ended as at April 30, 2020, the COVID-19 outbreak has negatively affected Group’s revenue and cash flows mainly due to the following reasons: (a) reduction in the consumers’ demand; (b) significant business interruption arising from the closure of the manufacturing facilities and directly operated stores due to the “lock-down” measures applied by the public authorities; (c) supply chain and logistic disruptions; and (d) travel restrictions and unavailability of personnel. However, at the date of the approval of these consolidated financial statements, all the lockdown measures in Italy and in many other countries have been lifted and the Group’s business has started the so-called “phase 2” which heralds a return to normality.

The plans implemented by management to mitigate the above adverse effects of such event are described in note 3(f) to these consolidated financial statements.

Furthermore, the Group has performed a sensitivity analysis for the impairment of its financial and non-financial assets as at December 31, 2019 considering the adverse effect of such event and did not identify any material impairment loss.

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

2.2*	Description of Securities registered under Section 12 of the Exchange Act.

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

4.3

Two separate agreements, each among the Ministry of Labor, the Ministry of Economic Development, the Puglia Region, the Basilicata Region, Natuzzi S.p.A., Confindustria Bari and the Italian trade unions and other entities named therein, each dated as of March 3, 2015(incorporated by reference to Exhibit 4.3 to the Form 20-F filed by Natuzzi S.p.A. with the Securities and Exchange Commission on April 30, 2015, file number 001-11854).

4.4

English translation of the Memorandum of Understanding between the Ministry of Labor and Social Policy, Natuzzi S.p.A. and the Italian trade unions (incorporated by reference to Exhibit 4.4 to the Form 20-F filed by Natuzzi S.p.A. with the Securities and Exchange Commission on May 23, 2016, file number 001-11854).

4.5

English translation of the Framework Agreement for Assignment of Receivables between Natuzzi S.p.A. and Muttley S.r.l., dated July 9, 2015 (incorporated by reference to Exhibit 4.4 to the Form 20-F filed by Natuzzi S.p.A. with the Securities and Exchange Commission on May 23, 2016, file number 001-11854).

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

4.11*†	English translation of the agreement among the Company, certain trade unions, Italian authorities and the individuals therein, dated December 18, 2019.

4.12*	English summary of the agreement between the Company and INVEST 2003 S.r.l. dated February 28, 2020.

8.1*	List of Significant Subsidiaries.

12.1*	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101*	XBRL Instance Document and related items.

*	Filed herewith
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

Date: June 15, 2020