Form 20-F
period 2020-12-31
NATUZZI S P A
filed 2021-04-30
CIK 900391

Natuzzi S.p.A

Annual Report on Form 20-F

2020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended: December 31, 2020

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

As of December 31, 2020: 54,853,045 Ordinary Shares

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

U.S. GAAP ☐     International Financial Reporting Standards as issued ☒     Other ☐

by the International Accounting Standards Board

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

Amounts stated in U.S. dollars, unless otherwise indicated, have been translated from the Euro amount by converting the Euro amounts into U.S. dollars at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) for euros on December 31, 2020 of U.S.$ 1.2230. The foreign currency conversions in this Annual Report should not be taken as representations that the foreign currency amounts actually represent the equivalent U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated.

The consolidated financial statements of Natuzzi S.p.A. as at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), including interpretations issued by the IFRS Interpretations Committee (“IFRS IC”) applicable to companies reporting under IFRS. The consolidated financial statements as at and for the year ended December 31, 2018 were the Group’s first set of consolidated financial statements prepared in accordance with IFRS and IFRS 1 “First-time Adoption of International Financial Reporting” was applied to such financial statements. Historical financial results as at and for the year ended December 31, 2017 have been restated for comparative purposes in order to present the effect of the adoption of IFRS. See Note 1 to the Consolidated Financial Statements (as defined below).

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

Forward-looking statements involve inherent risks and uncertainties, as well as other factors that may be beyond our control. The Company cautions readers that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to: effects on the Group from competition with other furniture producers, material changes in consumer demand or preferences, significant economic developments in the Group’s primary markets, the Group’s execution of its reorganization plans for its manufacturing facilities, significant changes in labor, material and other costs affecting the construction of new plants, significant changes in the costs of principal raw materials and in energy costs, significant exchange rate movements or changes in the Group’s legal and regulatory environment, including developments related to the Italian Government’s investment incentive or similar programs, the duration, severity and geographic spread of the coronavirus (COVID-19) outbreak, actions that may be taken by governmental authorities to contain the COVID-19 pandemic or to mitigate its impact, the potential negative impact of COVID-19 on the global economy, consumer demand and our supply chain, and the impact of COVID-19 on the Company’s financial condition, business operations and liquidity. The Company cautions readers that the foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and events.

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

The consolidated financial statements of Natuzzi S.p.A. as at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 have been prepared in accordance with IFRS, including interpretations issued by the IFRS IC applicable to companies reporting under IFRS. The consolidated financial statements as at and for the year ended December 31, 2018 were the Group’s first set of consolidated financial statements prepared in accordance with IFRS and IFRS 1 “First-time Adoption of International Financial Reporting” was applied to such financial statements. Historical financial results as at and for the year ended December 31, 2017 have been restated for comparative purposes, in order to present the effect of the adoption of IFRS.

The Group’s date of transition to IFRS was January 1, 2017. For a description of the effects of the transition from Italian GAAP to IFRS and the related reconciliation schedules, see Note 43 to the consolidated financial statements as at and for the year ended December 31, 2018 included in the annual report on Form 20-F filed by the Company on April 30, 2019.

	2020	2019	2018	2017
	(millions of euro, except per Ordinary Share)
Consolidated Statement of Profit or Loss Data:
Revenue	328.3	386.9	428.5	448.9
Cost of sales	(225.1)	(271.9)	(308.2)	(318.4)
Gross profit	103.2	115.0	120.3	130.5
Other income	3.9	5.2	5.9	1.6
Selling expenses	(84.5)	(105.3)	(115.0)	(118.2)
Administrative expenses	(29.5)	(34.0)	(35.3)	(36.1)
Impairment on trade receivables	(1.8)	(2.4)	(0.7)	(1.5)
Other expenses	(1.9)	(1.0)	(0.6)	(0.2)
Operating loss	(10.6)	(22.5)	(25.4)	(23.9)
Finance income	0.3	0.4	0.4	1.2
Finance costs	(7.8)	(7.9)	(5.6)	(6.3)
Net exchange rate gains/(losses)	(3.9)	(2.4)	(3.9)	1.1
Gain from disposal and loss of control of a subsidiary	—	—	75.4	—
Net finance income/(costs)	(11.4)	(9.9)	66.3	(4.0)
Share of profit/(loss) of equity-method investees	1.4	1.0	(0.3)	—
Profit/(loss) before tax	(20.6)	(31.4)	40.6	(27.9)
Income tax expense	(4.3)	(2.3)	(7.5)	(2.9)
Profit/(loss) for the year	(24.9)	(33.7)	33.1	(30.8)
Profit/(loss) attributable to:
Owners of the Company	(24.7)	(33.4)	33.3	(30.4)
Non-controlling interests	(0.2)	(0.3)	(0.2)	(0.4)
Earnings/(loss) per ordinary share (basic and diluted)	(0.45)	(0.61)	0.61	(0.55)
Weighted average number of ordinary shares outstanding	54,853,045	54,853,045	54,853,045	54,853,045
Consolidated Statement of Financial Position Data (2):
Current assets	172.1	156.9	207.1	206.6
Total assets	356.0	369.4	372.7	332.5
Current liabilities	176.7	152.0	168.4	154.9
Long-term borrowings	9.3	14.1	10.4	20.9
Non-controlling interests	1.0	1.7	1.6	2.0
Shareholders’ equity attributable to Natuzzi S.p.A. and its subsidiaries (1)	74.3	103.1	136.5	102.5
Total equity (net assets)	75.3	104.8	138.2	104.5

1)	Share capital as of December 31, 2020, 2019, 2018 and 2017 amounted to €54.9 million. Shareholders’ equity represents the total equity attributable to Natuzzi S.p.A. and its subsidiaries.
2)

The selected data of the Consolidated Statement of Financial Position as of January 1, 2017, i.e. the Group’s date of transition to IFRS, were as follows: Current assets: €226.1 million; Total assets: €356.4 million; Current liabilities: €155.2 million; Long-term borrowings: €6.3 million; Non-controlling interests: €3.4 million; Shareholders’ equity attributable to Natuzzi S.p.A. and its Subsidiaries: €140.6 million; Total equity (net assets): €144.0 million.

Risk Factors

Investing in the Company’s American Depositary Shares (“ADSs”) involves certain risks. You should carefully consider each of the following risks and all of the information included in this Annual Report.

The global outbreak of COVID-19 has had, and is expected to continue to have, an adverse impact on our business, operations and results — The outbreak of disease caused by COVID-19, which was declared a pandemic by the World Health Organization in March 2020, has spread across the globe and is impacting worldwide economic activity. A public health pandemic such as COVID-19 poses the risk that we and/or our employees, suppliers, customers and other partners may be, or may continue to be, prevented from conducting business activities for an indefinite period of time, including due to shutdowns, travel restrictions, social distancing requirements, stay-at-home orders and advisories and other restrictions that have been or may be suggested or mandated by governmental authorities, or due to the impact of the disease itself on the workforce of those businesses.

The nature and scope of the consequences of the COVID-19 pandemic, which has already had significant effects on our business and our financial condition, are still difficult to evaluate precisely, and their future course is impossible to predict with confidence.

During the first part of 2020, our consolidated net sales were severally affected by the effects of the COVID-19 pandemic, with a decrease in consolidated net revenues of 22.3% in the first quarter of 2020 and of 33.2% in the second quarter of 2020, as compared to the respective periods in 2019.  The remote working policies implemented by many companies around the world and the stay-at-home orders imposed by governamental authorities have led to an increase in consumers’ focus on home furnishings. As a result, order backlog (i.e. sales orders received and confirmed by the client) in the June-December 2020 period increased by approximately 20% as compared to the same period in 2019. There are no certainties that this trend will continue in the future. Instead, a shift in consumer spending away from home furnishings toward the consumption of services, such as entertainment and travel, might occur as restrictions relating to COVID-19 start or continue to be lifted around the world. In addition, discretionary consumer spending may decrease in the future due to other reasons, such as an economic recession or fear of an economic recession, volatility and declines in the stock market and increasingly pessimistic consumer sentiment due to perceived or actual economic and/or health risks, which would adversely affect our business and results of operations.

We have been facing difficulties in converting the increased orders received into revenues, mainly due to the supply chain and logistic disruptions caused by COVID-19 outbreak and the difficulty of our suppliers to back up the increased consumer demand and production capacity of the Group. The supply of components, semi-finished goods and raw materials used for our products has been limited and discontinuous.  We have faced, and may face in the future, higher shipping costs due to increased prices announced by third party shippers as well as extensions in delivery times. Additionally, we have experienced a high degree of absenteeism, especially in our Italian plants, due to the COVID-19 pandemic.  All these factors are creating significant delays in order fulfillment and increasing backlog, as we have not been able to produce and ship our products at the incoming rate of orders.

At the date of this Annual Report, some of the lockdown measures adopted in Italy and in other countries in which we operate have started to be lifted and, as a result, all our plants and most of our stores have been reopened. However, we may face in the future new closure requirements and other operational restrictions with respect to some of our physical locations for prolonged periods of time due to, among other factors, new stringent restrictions adopted by national or local authorities, including shelter-in-place orders. In addition, where our stores have reopened, we are implementing enhanced cleaning measures and the increased use of personal protective equipment at our plants in order to mitigate the impact of COVID-19. These measures may result in increased costs, reduced efficiency levels or labor disputes resulting in a strike or other work stoppage or interruption and there is no guarantee that such protocols will be effective. Additionally, any COVID-19-related illnesses linked or alleged to be linked to our stores, whether accurate or not, may negatively affect our reputation, operating results and financial condition.

Since the COVID-19 outbreak in early 2020, the Group has been making wide use of the remote working option, which has involved almost the entirety of our employees, except for those employed in the production process. Substantially all of our management personnel, including those in our corporate office in Santeramo in Colle, Italy, are subject to shelter-in-place requirements, which have resulted in most of our management team being required to work remotely, with potential consequences on management effectiveness and internal control over financial reporting. Although we have technology and other resources to support working from home, there can be no assurance that we will not suffer material risks to our business, operations, productivity and results of operations as a result of these restrictions. Additionally, if a significant percentage of our workforce is unable to work, including because of illness or travel or government restrictions in connection with COVID-19, our operations may be negatively impacted, potentially materially adversely affecting our business, liquidity, financial condition or results of operations.

The measures adopted by the Company in response to the COVID-19 outbreak, including working-from-home arrangements, may create increased vulnerability to cybersecurity incidents, including breaches of information systems security, which could damage our reputation and commercial relationships, disrupt operations, increase costs and/or decrease net revenues, and expose us to claims from customers, suppliers, financial institutions, regulators, payment card associations, employees and others, any of which could have a material adverse effect on our financial condition and results of operations.

The COVID-19 pandemic has caused cancellation or delays of certain events where we typically present our products, such as Il Salone del Mobile (one of the world’s leading furniture fairs that is held each year in Milan, Italy), whose 2020 edition was cancelled and whose 2021 edition has been postponed to September 2021. Depending on the developments of the COVID-19 outbreak, this kind of fairs may in the future continue to be cancelled or postponed, with material adverse effects to our business and results of operations.

As a result of the COVID-19 outbreak and due to the uncertainties relating to the future development of COVID-19 and its impact on our business, we had to institute a number of measures to manage liquidity and reduce costs. See Note 3(f) to the Consolidated Financial Statements. As a result of our efforts to manage our liquidity, we may incur substantial reductions to the level of our expected capital expenditures for the fiscal year 2021. Our investment plans for 2021 will depend on a variety of factors including the availability of other sources of capital and the way our business will perform for the entire duration of this health crisis. In addition, the effects of COVID-19 on our business, including as a result to actions taken by central and local government authorities in many countries in which we operate in response to the outbreak, may require changes to our real estate strategy and related capital expenditure and financing plans. For example, we may need to delay planned projects and store openings and defer our international retail expansion. In addition, we may continue to be required to make lease payments for our directly operated stores that could be closed in the future due to further lockdown measures, even if temporarily. Our efforts to mitigate the costs of delays and deferrals, store closures and other operational difficulties resulting from COVID-19, including negotiating with landlords and other third parties regarding the timing and amount of payments under existing contractual arrangements, may not be successful, and as a result, our real estate and planned investment strategy may have ongoing significant liquidity needs even as we scale back our operations and expansion cadence. While our general approach has been to target capital toward investments that we believe will achieve favorable returns for our shareholders, these decisions involve a significant amount of judgment regarding the availability of capital in future periods, especially during the current health emergency. In addition, our near-term decisions regarding the sources and uses of capital in our business will reflect and adapt to changes in market conditions and disruption in our business related to COVID-19.

The spread of COVID-19 may disrupt our third-party business partners’ ability to meet their obligations to us, which may negatively affect our operations. These third parties include, among others, our suppliers, logistics providers, vendors, landlords and lenders. One or more of these third parties may experience financial distress, staffing shortages or liquidity challenges, file for bankruptcy protection, go out of business, or suffer disruptions in their business due to the COVID-19 outbreak. The health crisis, resulting deterioration in financial markets and overall economic conditions could have a material adverse effect on the financial condition of third parties that could be essential to our business operations and we may incur losses and other negative impacts for difficulties experienced by our suppliers, vendors and other third parties.

The COVID-19 pandemic and mitigation measures have also had, and may continue to have, an adverse impact on global economic conditions as well as the business climate in our primary consumer markets, including, but not limited to, the U.S., China, the United Kingdom (“UK”), Italy and other Western European countries, which could have an adverse effect on our business and financial condition and our ability to regain previous sales levels as we reopen our retail locations.

Furthermore, the COVID-19 outbreak has significantly increased economic uncertainty and has led to disruption and volatility in the global capital markets, which could increase the cost of and accessibility to capital. If we need to access the capital markets, there can be no assurance that financing may be available on attractive terms, if at all. If we are not able to access capital at the time and on terms that our business requires, we may encounter difficulty funding our business requirements including debt repayments when due. We may require waivers or amendments to our existing credit facilities and these requirements may trigger pricing increases from lenders for available credit. If we are not able to access credit to fund our business requirements for liquidity, or the cost of available credit increases, we may need to curtail our business operations including various business initiatives that require capital investment.

The ultimate magnitude of the impact of COVID-19, including the extent of its impact on our business and financial performance, will depend on numerous evolving factors that we may not be able to accurately predict, including: the length of time that the outbreak continues, which will depend on the timing and effectiveness of any vaccines; its effect on our suppliers, logistics providers and the demand for our products; the duration of our points of sale closures; the effect of governmental regulations imposed in response to the outbreak; the effect on our customers, their communities and customer demand and ability to pay for our products and services, which may be affected by prolonged high unemployment, increased consumer debt levels, changes in net worth due to market conditions, and other factors that impact consumer confidence; disruptions or restrictions on our employees’ ability to work and travel, as well as uncertainty regarding all of the foregoing. We cannot at this time predict the full impact of the COVID-19 outbreak, but it could have a larger material adverse effect on our business, liquidity, financial performance and results of operations beyond what is discussed within this Annual Report. We will continue to actively monitor the COVID-19 situation and may take further actions that could alter our business operations as may be required by governmental authorities, or that we determine are in the best interests of our customers, employees, suppliers, partners, stockholders and communities.

The COVID-19 pandemic may also have the effect of heightening many of the other risks described in this “Risk Factors” section, including, but not limited to, those relating to our growth strategy, our supply chain, increased energy costs and labor costs, disruption in operations, loss of key employees, our indebtedness, general economic conditions and our international operations.

The Group has a recent history of losses; the Group’s future profitability, financial condition and ability to maintain adequate levels of liquidity depend, to a large extent, on its ability to overcome macroeconomic and operational challenges — In 2020, the Group reported a loss of €24.9 million and an operating loss of €10.6 million, mainly due to the disruptive effects of the COVID-19 pandemic on our operations. In 2019, the Group reported a loss of €33.7 million and an operating loss of €22.5 million, mainly as a result of declining sales, extraordinary costs related to the Italian workforce and customs duties imposed by the U.S. on goods imported from China. In 2018, the Group reported a profit of €33.1 million, mainly as a result of a €75.4 million gain following the finalization of the joint venture in China which occurred in July 2018, and an operating loss of €25.5 million. See “Item 5. Operating and Financial Review and Prospects.” In 2017, the Group reported a loss of €30.8 million and an operating loss of €24.0 million, mainly resulting from both external factors and new operational challenges. During the 2013-2016 period, the Company implemented an intensive restructuring of its operations that led to an improving trend in its yearly operating loss.

Over the past few years, with the exception of 2020, during which management was highly focused on limiting the disruptive effects resulting from the COVID-19 pandemic, the Group has concentrated its efforts on the expansion of the Group’s retail network of mono-brand stores, both directly and franchised operated, which remains a strategy that the Group intends to pursue going forward. This activity required, and might require in the future, significant upfront costs at both the regional and HQ level. The newly opened mono-brand stores are not fully productive during the first months following their openings and, therefore, investments in the retail and marketing organization are, at the beginning, not adequately returned by sales. While the Group expects that the newly opened mono-brand stores will progressively improve in productivity to absorb such up-front costs, there is a chance that these investments will not be recouped.

In response to difficult macroeconomic environment, in 2014, the Group started the restructuring of its operations, including by reducing its Italian workforce. The Group may continue to be affected by difficult macroeconomic conditions and may face operational challenges going forward.

In addition, during the last nine years, pursuant to our obligations under the Italian Reorganization Agreements (as defined in Item 10. Additional Information—Material Contracts”), the Group incurred aggregate financial obligations in the amount of € 50.4 million (€3.8 million, €3.8 million, €1.4 million, €16.9 million, €4.5 million, €4.5 million, €13.5 million, €1.4 million and €0.6 million for the years 2020, 2019, 2018, 2017, 2016, 2015, 2014, 2013 and 2012, respectively) in connection with an incentive program aimed at reducing redundant employees.

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

The Group has redundant workers at its Italian operations. This remains an unresolved issue and the management of such redundant workers may not be successful and, therefore, could significantly impact our operations, earnings and liquidity in the foreseeable future — In May 2017, the Italian Supreme Court rejected the Company’s appeal of a lawsuit brought by two former employees of the Company relating to the implementation of the Cassa Integrazione Guadagni Straordinaria (“CIGS”), an Italian temporary lay-off program, ruling in favor of the plaintiffs. As a result of this decision, the Company accrued €9.3 million in the “Provision for legal claims” included in the “Provisions (non-current)” caption of the Company’s statement of financial position. In addition, in October 2016, the Company laid off 176 workers as part of an organization restructuring, 166 of which were then re-employed in the second half of 2017 as the Bari Labor Court deemed the dismissals to have been carried out improperly. In December 2017, the Company and the Italian institutions representing those workers agreed to extend the scope of an agreement signed by the Company and the Minister of Labour and Social Politics in 2015 to reduce working hours per day (the “Solidarity Agreement”), in order to lessen the impact of re-employments in 2018. Pursuant to the Solidarity Agreement, a higher number of workers, as compared to the Company’s need, may continue to work at the Company, though with a salary reduction that is less than proportional to the reduction in working hours (as a result of government financial support).

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

Starting from March 2020, the Company has adopted, in agreement with the trade unions, certain social safety nets made available by the Italian Government to mitigate the impacts of the COVID-19 pandemic. This has led to a suspension of the Solidarity Facility and the CIGS which, as a result, have been extended until November 2021 and February 2020, respectively.

For information on the probable contingent liability related to legal procedures initiated by several third parties as a result of these past events, see Note 23 of the Consolidated Financial Statements. As at December 31, 2020, provision for legal claims amounted to €12.9 million.

Global economic conditions may affect the Group’s business and could significantly impact our operations, sales, earnings and liquidity in the foreseeable future — Our sales volumes and revenues may be affected by overall general economic conditions. For example, a significant decline in the global economy, or in consumers’ confidence could have a material adverse effect on our business. Deteriorating general economic conditions, including as a result of the COVID-19 outbreak, may affect disposable incomes and reduce consumer wealth, thus affecting client demand, which may negatively impact our profitability and put downward pressure on our prices and volumes. Many factors, all of which are generally beyond our control, affect the level of consumer spending in the home furnishing industry, including the state of the economy as a whole, stock market performance, interest and exchange rates, inflation, political uncertainty, the availability of consumer credit, tax rates, unemployment levels and other matters that influence consumer confidence. In general, sales of home furnishing goods tend to decline during recessionary periods when the level of disposable income tends to be lower or when consumer confidence is low. We distribute our products internationally and we may be affected by downturns in general economic conditions or uncertainties regarding future economic prospects that may affect the countries in which we sell a significant portion of our products. In particular, the majority of our current sales are in the European Union (“EU”) and in the U.S.; if we are unable to expand in emerging markets, a downturn in mature economies, such as the EU and the U.S., may negatively affect our results of operations and financial performance.

More specifically, there are many risks to the global macro-economic outlook in 2021, including, among other things: the ongoing COVID-19 pandemic and uncertainties related to its duration and future developments, as described in “— The global outbreak of COVID-19 has had, and is expected to continue to have, an adverse impact on our business, operations and results;” monetary policy uncertainty; geopolitical tensions globally; political tensions in Europe; unsolved sovereign debt issues in many Southern European countries; threats to globalization by renewed protectionism, including tensions between the U.S. and China regarding trade relations and tariffs; uncertainties related to the actual impacts of the UK withdrawal from the EU (“Brexit”); and high levels of government, corporate and consumer indebtedness in various countries (including high levels of indebtedness in emerging markets).

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

In addition, uncertainties regarding future trade arrangements and industrial policies in various countries create additional macroeconomic risk. Following the UK’s withdrawal from the EU on January 31, 2020, on December 24, 2020, the European Union and the UK announced that they had reached a bilateral trade and cooperation agreement governing their future relationship (the “EU-UK Trade and Cooperation Agreement”), which was formally approved by the European Council on December 29, 2020 and by the UK parliament on December 30, 2020. The EU-UK Trade and Cooperation Agreement became effective on a provisional basis from January 1, 2021, subject to ratification by the EU following consent by the European Parliament. As of the date of this Annual Report, the European Parliament has not yet approved the EU-UK Trade and Cooperation Agreement. The potential consequences if the European Parliament were to fail to approve the EU-UK Trade and Cooperation Agreement are unclear. Although we believe that Brexit will not have a direct material impact on our operations or tax expense (as of December 31, 2020, the United Kingdom represented 11.0% of our consolidated net sales in the 2020 fiscal year and about 3.8% of our total assets), any actual impact of Brexit remains uncertain and may result, among other risks, in greater restrictions on imports and exports between the UK and EU countries, a fluctuation in currency exchange rates and additional regulatory complexity as well as further global economic uncertainty, all of which could have a material adverse effect on our business, financial condition and results of operations. Additionally, any policy to discourage import into the U.S. of home furnishings manufactured elsewhere could adversely affect our operations. Any new policies and any steps we may take to address such new policies may have an adverse effect on our business, financial condition and results of operations.

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

Given the persisting nature of the COVID-19 health crisis, and the corresponding impact on financial markets and the economy as a whole, there is an enhanced degree of uncertainty regarding the Company’s capital position and availability of capital to fund the Company’s liquidity requirements. Recognizing the significant threat to the liquidity of financial markets posed by COVID-19, most of the central banks and governments all over the world have taken dramatic actions to provide liquidity to the relevant banking systems and businesses. There can be no assurance that these interventions will be successful and that the financial markets will not experience significant contractions in available liquidity. While the Company may receive financial, tax or other relief and other benefits under and as a result of laws passed by the Italian and other countries’ governments, it is not possible to estimate at this time the availability, extent or impact of any such relief. In addition, store closures and other operational difficulties faced by the Company may negatively affect the Company’s financial condition and restrict the availability of liquidity for its operational needs, and access to additional funds may be difficult as a result of the disruptions in the global financial markets due to COVID-19. See “— The global outbreak of COVID-19 has had, and is expected to continue to have, an adverse impact on our business, operations and results.”

At December 31, 2020, we had €30.8 million of bank overdrafts and short-term borrowings outstanding and €48.2 million of cash and cash equivalents. We cannot assure you that any refinancing or restructuring would be possible, that any assets could be sold, or, if sold, of the timing of the sales or the amount of proceeds that would be realized from those sales. We cannot assure you that additional financing could be obtained on acceptable terms, if at all, or would be permitted under the terms of our various debt instruments then in effect. Our failure to generate sufficient cash flow to satisfy our existing and projected debt obligations, or to refinance our obligations on commercially reasonable terms, would have an adverse effect on our business, financial condition and results of operations.

The Company uses a securitization program to manage liquidity risk. Should such program be terminated, the Company’s ability to manage such risk will be impaired — As a means to manage liquidity risk, in July 2020, the Company renewed its accounts receivables securitization facility (the “Securitization Facility”) with an affiliate of Intesa Sanpaolo S.p.A. (the “Assignee”) for an additional 5-year period. Originally entered into in July 2015, the Securitization Facility allows the Company to assign trade receivables to the Assignee for a maximum amount of €40.0 million, on a revolving basis and maintaining only a limited risk (“pro-solvendo”) in the assigned trade receivables, in exchange for short-term credit, thereby continuing to provide the Company with an important and stable source of liquidity. Notably, under the Securitization Facility, as renewed, the Company is entitled to assign a wider range of trade receivables, thus adding flexibility to the Company’s funding capacity. The Company’s ability to continue using this tool to mitigate liquidity risk depends on the assigned receivables meeting certain credit criteria, one such criterion being the continued solvency of the customers owing such receivables. If these criteria are not met, including, for example, because the credit quality of the Company’s customers deteriorates, the Securitization Facility may be terminated, thereby depriving the Company of an important tool for managing liquidity risk.

The Group’s operations have benefited in 2020 and in previous years from temporary work force reduction programs that, if not continued, may have an impact on the Group’s future performance — Due to the persistently difficult business environment that has negatively affected the Group’s sales performance over the years, and due to the COVID-19 pandemic in 2020, the Company has in recent years entered into a series of agreements with Italian trade unions and the relevant Italian Ministry pursuant to which government funds have been used to pay a substantial portion of the salaries of redundant workers who are subject to either layoffs (as in the case of CIGS, an Italian temporary lay-off program) or reduced work schedules (as in the case of the Solidarity Agreement). See “—The Group has redundant workers at its Italian operations. This remains an unresolved issue and the management of such redundant workers may not be successful and therefore, could significantly impact our operations, earnings and liquidity in the foreseeable future.” The Company’s inability to continue reducing redundant structural staff and the related cost of labor could have an adverse effect on our financial condition, results of operations, and cash flows.

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

We may not execute our Plan, successfully or in a timely manner, which could have a material adverse effect on our results of operations or on our ability to achieve the objectives set forth in our plans — In April 2020, the Board of Directors adopted a business plan for the 2021-2026 period (the “Plan”), which considers among other factors, the potential effects of the COVID-19 pandemic on the Group’s business. The Plan focuses on several cornerstones including: a) increased focus on controlled distribution through mono-brand stores, both owned and franchises, in priority markets; b) a rationalization of the business model for the wholesale channel; c) revision of our production structure, including our collaboration with external industrial partners; d) sale of assets that are no longer in line with our strategy; e) streamlining our processes and overhead cost reduction. More generally, the Plan provides for management, administrative and financial measures designed to enable the Company to return to profitability within the period covered by the plan. Following the COVID-19 outbreak, the Plan takes into consideration, at least in the short-term, the disruptive effects of COVID-19 pandemic on both consumer demand and our supply chain, and, more generally, the high degree of uncertainty of the current business scenario.

The profitability of our operations depends on the successful and timely execution of the Plan. Failure to successfully and timely achieve the objectives included in the Plan could result in a failure to reduce costs and improve sales and, hence, generate losses for the Group.

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

Demand for furniture is cyclical and may fall in the future — Historically, the furniture industry has been cyclical, fluctuating with economic cycles, and sensitive to general economic conditions, housing starts, interest rate levels, credit availability and other factors that affect consumer spending habits. Due to the discretionary nature of most furniture purchases and the fact that they often represent a significant expenditure to the average consumer, such purchases may be deferred during times of economic uncertainty.Additionally, as restrictions relating to the COVID-19 pandemic start or continue to get lifted around the world, the return of consumer spending patterns in place prior to the pandemic may result in a shift in consumer spending away from home furnishings toward the consumption of services, such as entertainment and travel. See “—The global outbreak of COVID-19 has had, and is expected to continue to have, an adverse impact on our business, operations and results.”

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

Fluctuations in currency exchange rates and interest rates may adversely affect the Group’s results — The Group conducts a substantial part of its business outside of the Euro-zone and is exposed to market risks stemming from fluctuations in currency and interest rates. In particular, an increase in the value of the Euro relative to other currencies used in the countries in which the Group operates has in the past, and may in the future, reduce the relative value of the revenues from its operations in those countries, and therefore may adversely affect its operating results or financial position, which are reported in Euro. In addition to this risk, the Group is subject to currency exchange rate risk to the extent that its costs are denominated in currencies other than those in which it earns revenues. In 2020, about 60% of the payments received by the Group and about 46% of the payments made by the Group were denominated in currencies other than the Euro. The Group also holds a substantial portion of its cash and cash equivalents in currencies other than the Euro. The Group is therefore exposed to the risk that fluctuations in currency exchange rates may adversely affect its results, as has been the case in recent years.

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

The Group’s past results and operations have significantly benefited from government incentive programs, which may not be available in the future — Historically, the Group derived significant benefits from the Italian Government’s investment incentive programs for under-industrialized regions in Southern Italy, including tax benefits, subsidized loans and capital grants. See “Item 4. Information on the Company—Incentive Programs and Tax Benefits.” In recent years, the Italian Parliament replaced these incentive programs with an investment incentive program for all under-industrialized regions in Italy, which is currently being implemented by the Group through grants, research and development benefits. Therefore, there can be no assurance that the Group will continue to be eligible for such grants, benefits or tax credits for its current or future investments in Italy. In addition, to help repair the economic and social damage caused by the coronavirus pandemic, the European Commission, the European

Parliament and EU leaders have agreed on a recovery plan that is expected to help reconstruct the European region’s pandemic-stricken economies.  There can be no assurance that the Group will benefit from such recovery plan.

The Group has opened manufacturing operations in China, Brazil and Romania and in some cases was granted tax benefits and export incentives by the relevant governmental authorities in those countries. There can be no assurance that the Group will benefit from such tax benefits or export incentives in connection with future investments.

Increased expectations relating to environmental, social and governance factors may expose us to new risks — The focus from certain investors, customers and other key stakeholders relating to environmental, social and governance (“ESG”) factors has increased in recent years. As a result, our brand and reputation may be damaged in the event that our corporate responsibility procedures or standards do not meet such increased expectations. Additionally, in the event that we communicate certain initiatives and goals regarding ESG matters, we could fail, or be perceived to fail, in our achievement of such initiatives or goals, or we could be criticized for the scope of such initiatives or goals. Any failure to meet the expectations of our investors and other key stakeholders or our initiatives are not executed as planned could materially and adversely affect our reputation and financial results.

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

In addition, the Group is subject to data privacy and other similar laws in various jurisdictions, which require, among other things, that we undertake costly notification procedures in the event we are the target of a cybersecurity attack resulting in unauthorized disclosure of our customer data. If we fail to implement appropriate safeguards or to detect and provide prompt notice of unauthorized access as required by some of these laws, we could be subject to potential claims for damages and other remedies, which could have a material adverse effect on our results of operations.

The price of the Group’s principal raw materials and energy costs are difficult to predict. In 2020, 77% of the Group’s total upholstered net sales came from leather-upholstered furniture sales. The acquisition of cattle hides represented approximately 14% of 2020 total cost of goods sold. The dynamics of the raw hides market are dependent on the consumption of beef, the levels of worldwide slaughtering, worldwide weather conditions and the level of demand in a number of different sectors, including footwear, automotive, furniture and clothing.

More generally, changes in prices for raw materials are dependent on a number of factors beyond our control, including: macroeconomic factors that may affect commodity prices; changes in supply and demand; general economic conditions; significant political events; labor costs; competition; import duties, tariffs, anti-dumping duties and other similar costs; currency exchange rates and government regulation; and events such as natural disasters and widespread outbreaks of infectious diseases

(such as the recent outbreak of COVID-19). In addition, energy costs have fluctuated dramatically in the past and, during the last 6 months, energy prices have significantly increased and could experience further volatility in the near term. Depending on the nature of changes in these different factors that affect our business, we may experience an adverse impact on our business for different reasons including increased costs of raw materials and energy costs.

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

Changes in tax laws may affect our results — We are subject to income taxes in Italy and other jurisdictions. Changes in tax laws, regulations, or administrative practices in those jurisdictions could affect our financial position and results of operations. For example, the U.S. tax reform legislation commonly referred to as the U.S. Tax Cuts and Jobs Act of 2017 (the “2017 Tax Act”) significantly changed the U.S. federal income tax rules applicable to U.S. corporations, including by reducing the maximum statutory corporate income tax rate from 35% to 21% as of January 1, 2018. Accounting for the income tax effects of the 2017 Tax Act requires significant judgments in interpretation of its provisions, which may be affected by additional guidance that may be issued by the U.S. Treasury Department, the IRS, and standards-setting bodies.  More recently, certain jurisdictions in which we are subject to income taxes, including Italy and the U.S., have enacted changes in tax laws and procedures in response to the outbreak of COVID-19 and its consequences. For example, in the U.S., the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), enacted on March 27, 2020, introduced substantial changes to the U.S. tax code, including a temporary increase to the limitations on deductibility of business interest expense and temporary waiver of certain limitations on the use of net operating losses, in addition to making other changes. Further changes could be made under the new Presidential administration in the United States. We continue to evaluate the impact of such changes on our U.S. operations and no material impact has arisen for the 2019 and 2020 financial statements.

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

Purchasers of our Ordinary Shares and ADSs may be exposed to increased transaction costs as a result of the Italian financial transaction tax or the proposed European financial transaction tax — On February 14, 2013, the European Commission adopted a proposal for a directive on the financial transaction tax (hereafter “EU FTT”) to be implemented under the enhanced cooperation procedure by 11 Member States initially (Austria, Belgium, Estonia, France, Germany, Greece, Italy, Portugal, Slovenia, Slovakia and Spain). Following Estonia’s formal withdrawal on March 16, 2016, 10 Member States are currently participating in the negotiations on the proposed directive. Member States may join or leave the group of participating Member States at later stages and, subject to an agreement being reached by the participating Member States, a final directive will be enacted. The participating Member States will then implement the directive in local legislation. If the proposed directive is adopted and implemented in local legislation, investors in Ordinary Shares and ADSs may be exposed to increased transaction costs.

The Italian financial transaction tax (the “IFTT”) applies with respect to trades entailing the transfer of (i) shares or equity-like financial instruments issued by companies resident in Italy, such as the Ordinary Shares; and (ii) securities representing the shares and financial instruments under (i) above (including depositary receipts such as the ADSs), regardless of the residence of the issuer. The IFTT may also apply to the transfer of Ordinary Shares and ADSs by a U.S. resident. The IFTT does not apply to companies having an average market capitalization lower than €500 million in the month of November of the year preceding the year in which the trade takes place. In order to benefit from this exemption, companies whose securities are listed on a foreign regulated market, such as the Company, need to be included on a list published annually by the Italian Ministry of Economy and Finance. The Company has started the relevant procedures to be included in such list by the end of 2021. For so long as the Company is not included in such list, investors in the Ordinary Shares and ADSs may be exposed to increased transaction costs. See “Item 10. Additional Information—Other Italian Taxes—Italian Financial Transaction Tax.”

ITEM 4. INFORMATION ON THE COMPANY

Introduction

History and development of the Company — Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is Italy’s largest furniture house and one of the most important global players in the furniture industry with an extensive manufacturing footprint and a global retail network. Natuzzi is a lifestyle brand with a top position in the global furniture sector and has been listed on the New York Stock Exchange since May 13, 1993. For additional information on the Company’s listing on the New York Stock Exchange, see “Item 9. The Offer and Listing—Trading Markets.” Continuous stylistic research, creativity, innovation, solid craftsmanship, industrial know-how and integrated management throughout the entire value chain are the mainstays that have made Natuzzi one of the few players with global reach in the furniture market. Always committed to social responsibility and environmental sustainability, Natuzzi S.p.A. is ISO 9001 and 14001 certified (Quality and Environment), ISO 45001 certified (Safety on the Workplace) and FSC® certified (Forest Stewardship Council). The Company first targeted the U.S. market in 1983 and subsequently began entering other markets. Currently, the distribution network covers approximately 100 countries on five continents.

The brand portfolio of the Group includes three main brands: Natuzzi Italia, Natuzzi Editions and Divani&Divani by Natuzzi. For a detailed description of the brand and its target markets, see “Strategy—The Brand Portfolio Strategy” and “Products” below. The Group also offers unbranded products within a dedicated business unit to meet the specific needs of key accounts.

As of December 31, 2020, the Group distributed its products in more than 130 countries as follows:

—

Natuzzi Italia branded products: through 237 Natuzzi Italia stores (of which 39 mono-brand stores directly operated by the Group and 11 Natuzzi Italia concessions, i.e., store-in-store points of sale, directly managed by the Mexican subsidiary of the Group) and the Natuzzi Italia galleries (store-in-store points of sales managed by independent partners). The Natuzzi Re-vive® recliner is included in the Natuzzi Italia offering.

—	Natuzzi Editions branded products: through 250 stores (of which two directly operated stores, both located in the UK) as well as through galleries.
—	Divani&Divani by Natuzzi branded products: through 72 stores, almost entirely located in Italy, of which 14 directly operated by the Group.
—

Private label: includes our unbranded products and is currently marketed in North America, Europe, Brazil and the Asia-Pacific region principally through a selected number of wholesale furniture distributors.

Natuzzi Editions and Divani&Divani by Natuzzi are two brands with different banners and store concepts, but with the same merchandising offer (i.e., same positioning and consumers target). Divani&Divani by Natuzzi is mostly focused on the Italian market where it was first launched, whereas Natuzzi Editions is distributed in other countries around the world.

Every year, the Group usually presents its products at the world’s leading furniture fairs, such as Il Salone del Mobile in Milan, Italy, IMM in Cologne, Germany, Furniture Market in High Point, North Carolina, U.S., 100% Design in London, United Kingdom. Due to the COVID-19 pandemic, the 2020 edition of Il Salone del Mobile was cancelled and, as of the date of this Annual Report, the 2021 edition has been postponed to September 2021.

The statuto (or By-laws) of the Company provides that the duration of the Company is until December 31, 2050. The Company, which operates under the trademark “Natuzzi,” is a società per azioni (joint stock company) organized under the laws of the Republic of Italy and was incorporated in 1959 by Mr. Pasquale Natuzzi, who is currently the CEO, chairman of the Board of Directors and controlling shareholder of the Company. Most of the Company’s operations are carried out through various subsidiaries that individually conduct a specialized activity, such as leather processing and shaping or furniture manufacturing.

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

The SEC maintains a website (www.sec.gov/edgar.shtml) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The Company’s  website is www.natuzzi.com.

Organizational Structure

Natuzzi S.p.A. is the parent company (the “Parent Company” or the “Parent”) of the Natuzzi Group. As of December 31, 2020, the Company’s principal operating subsidiaries were:

Name	Percentage of 31/12/2020	Percentage of 31/12/2019	Share/ quota capital	Ownership registered office	Activity
Italsofa Romania S.r.l.	100.00	100.00	RON 109,271,750	Baia Mare, Romania	(1)
Natuzzi (China) Ltd	100.00	100.00	CNY 106,414,300	Shanghai, China	(1)
Italsofa Nordeste S/A	100.00	100.00	BRL 159,300,558	Salvador de Bahia, Brazil	(1)
Natco S.p.A.	99.99	99.99	EUR 4,420,000	Santeramo in Colle, Italy	(2)
IMPE S.p.A.	100.00	100.00	EUR 1,000,000	Bari, Italy	(3)
Nacon S.p.A.	100.00	100.00	EUR 2,800,000	Santeramo in Colle, Italy	(4)
Lagene S.r.l.	100.00	100.00	EUR 10,000	Santeramo in Colle, Italy	(4)
Natuzzi Americas Inc.	100.00	100.00	USD 89	High Point, N. Carolina, USA	(4)
Natuzzi Florida LLC	51.00	51.00	USD 4,955,186	High Point, N. Carolina, USA	(4)
Natuzzi Iberica S.A.	100.00	100.00	EUR 386,255	Madrid, Spain	(4)
Natuzzi Switzerland AG	100.00	100.00	CHF 2,000,000	Dietikon, Switzerland	(4)
Natuzzi Services Limited	100.00	100.00	GBP 25,349,353	London, UK	(4)
Natuzzi UK Retail Limited	70.00	70.00	GBP 100	Cardiff, UK	(4)
Natuzzi Germany Gmbh	100.00	100.00	EUR 25,000	Köln, Germany	(4)
Natuzzi Japan KK	100.00	100.00	JPY 28,000,000	Tokyo, Japan	(4)
Natuzzi Russia OOO	100.00	100.00	RUB 8,700,000	Moscow, Russia	(4)
Natmx S.DE.R.L.DE.C.V	99.00	99.00	MXN 69,195,993	Mexico City, Mexico	(4)
Natuzzi France S.a.s.	100.00	100.00	EUR 200,100	Paris, France	(4)
Softaly (Furniture) Shanghai Co. Ltd	96.50	96.50	CNY 100,000	Shanghai, China	(4)
Natuzzi Oceania PTI Ltd	100.00	100.00	AUD 320,002	Sydney, Australia	(4)
Natuzzi Singapore PTE. LTD.	100.00	—	USD 200,000	Singapore, Republic of Singapore	(4)
Natuzzi Netherlands Holding	100.00	100.00	EUR 34,605,000	Amsterdam, Holland	(5)
Natuzzi India Furniture PVT Ltd	100.00	100.00	INR 16,200,000	New Delhi, India	(6)
Italsofa Shanghai Ltd	96.50	96.50	USD 5,000,000	Shanghai, China	(6)
Natuzzi Trade Service S.r.l.	100.00	100.00	EUR 14,000,000	Santeramo in Colle, Italy	(6)

(1)	Manufacture and distribution
(2)	Intragroup leather dyeing and finishing
(3)	Production and distribution of polyurethane foam
(4)	Services and distribution
(5)	Investment holding
(6)	Dormant

See Item 18 of this Annual Report for further information on the Company’s subsidiaries.

Strategy

Over the last several years, the Group has focused on strengthening its brand, expanding its product offering and retail network, and improving its efficiency in both procurement and operations. At the same time, the Group has implemented cost control measures to streamline its headquarters-related costs.

In July 2016 we reorganized the Group on the basis of two business models (retail and wholesale) and two divisions (the Natuzzi brand division and the Private label division). In 2019, the Group further developed its sales organization by focusing on the specific needs of each of the three following channels: i) the global business retail channel, represented by mono-brand stores operated directly by the Group and by third-parties; ii) the global business branded wholesale channel, consisting mainly of galleries and distributors offering Natuzzi branded products; and iii) the global business Private label wholesale channel, addressing mass distributors. The Group continues to pursue this strategy as of the date of this Annual Report.

i) Global Business Retail Channel – During 2020 the Group continued to develop, albeite at a moderate pace due to COVID-19 pandemic, its global retail distribution presence through franchise monobrand stores, under the Natuzzi Italia and Natuzzi Editions brands (the latter distributed in Italy and Portugal under the Divani&Divani by Natuzzi name). Due to the pandemic and in an effort to preserve liquidity in an uncertain environment such as the current one, the Group did not open directly operated stores in 2020. Our main goal was to extend the retail excellence business model in all stores. To be closer to its consumers, the Group worked on:

—	defining three clusters of stores for Natuzzi Italia: Flagship, Ambassador and Core, thus creating different customers experience for each cluster;
—	offering a wide variety of products;
—	increasing its customer’s shopping experience by redesigning its stores’ layout to offer innovative furniture solutions and design in line with the unique Italian style;
—	improving the level of in-store service (e.g., by offering complementary interior design services) and after-sales service we offered to its customers.

The Company identified the different goals for each cluster of stores: building the image of the brand for the Flagship stores; driving the image for the Ambassador stores and boosting sales for the Core stores.

Moreover, the Group continued to develop the performance management process launched in 2019 to  accelerate the deployment of planned activities as well as a new incentive system linked to key store performance indicators; further, it implemented a sales force evaluation process to assess and improve performance during the year and implemented marketing and implemented promotional activities to increase in-store traffic.

ii) Global Business Branded Wholesale Channel — While scaling up the retail format, in 2020 the Company continued to implement a program aimed at improving the branded wholesale channel performance with a dedicated organization, both at headquarters and regional level.

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

In addition, in 2020 we focused on a detailed mapping process of our current distribution and created clusters of customers typology in order to better support our clients by properly responding to their specific needs and better use our resources.

With the aim of more efficiently leveraging the Natuzzi brand’s values and lifestyle, in 2020 the Company started to transform part of its gallery partnerships into franchise agreements through the opening of the relevant Natuzzi Editions stores.

iii) Global Business Private Label Wholesale Channel— This division produces and offers leather upholstery to the world’s largest wholesale distributors in the medium/low end of the market. The Private label division is the Group’s manufacturing project that dedicates its foreign plants (mainly in Eastern Europe and Asia) to selected large national retailers and department store resellers. This market segment is exposed to all competitors offering products at specific market price ranges, with consequent repercussions on our margins. In order to achieve greater efficiencies, economies of scale and regain competitiveness in this division, we will continue to focus on simplifying the Private label industrial project, by further evolving the engineering processes of the relevant product/model platforms. The Company’s plan for this division is to focus on a few selected primary customers in both North America, Europe and Asia and to properly implement these initiatives through a gradual process. In 2020, we started an outsourcing program in Vietnam to supply a large portion of Mass Merchants in North America which has had  encouraging results so far. This program has represented a great opportunity to the Private label division, which has been adversely affected by the trade dispute between the U.S. and China and, more generally, by increased price competition. For information on the Company’s revision of its industrial footprint as a result of these challenges, see “— Manufacturing.”

The Company has taken steps to sell some non-strategic assets and real estate properties in the U.S. and Italy. The sale of these assets should increase the flexibility of our operations and reduce working capital needs. The sale proceeds will be reinvested in the development of our business. Moreover, the Group continued to streamline its overall cost structure, with particular reference to its Italian operations. As part of this strategy, in June 2020, the Company signed a sale agreement with a third party for the disposal of the land located in the “Santeramo in Colle-Iesce” area, just a few miles away from its headquarters. On December 31, 2020, the Company signed a preliminary agreement with a third party for the disposal of the idle industrial real estate complex “Via Dell’Avena” located in the city of Altamura (Bari). The sale contract should be finalised by May 2021. In March 2021, the Company completed the sale of IMPE S.p.A. (“IMPE”), a subsidiary dedicated to the production of flexible polyurethane foam. For information on the sale of IMPE, see “— Manufacturing.” Furthermore, in March 2021, following a preliminary agreement entered into in December 2020, the Company signed a sale contract with a third party for the disposal of the idle industrial real estate complex “Fornello” located in the city of Altamura (Bari) (see Notes 7, 8 and 44 to the Consolidated Financial Statements).

The Brand Portfolio and Merchandising Strategy — The Group, through its three brands and its Private label offering, competes in all price segments of the upholstered furniture market with an increasingly important offer of furnishings and accessories.

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

Natuzzi Editions and Divani&Divani by Natuzzi are two brands with different banners and store concepts, but with the same merchandising offer (i.e., same positioning and consumers target). Divani&Divani by Natuzzi is mostly focused on the Italian market where it was first launched, whereas Natuzzi Editions is distributed in other countries around the world.

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

The Group continued to expand its retail distribution network in various countries despite the COVID-19 containment measures adopted globally in 2020.

During 2020, 13 Natuzzi Italia stores were opened, 10 of which are located in China, and one in each of Turkey, Paraguay, Italy.

Natuzzi Editions and the Divani&Divani by Natuzzi retail chains are characterized by a medium positioning in the upholstery business. During 2020, 61 Natuzzi Editions were opened (43 of which in China, six in the UK, two in Brazil, two in Egypt, one in Malaysia, one in Cech Republic and one in Spain) and five Divani&Divani by Natuzzi stores were opened in Italy.

As national and local governments have restricted travel, conferences, events and gatherings due to the COVID-19 outbreak and due to the need to preserve capital for day-to-day operations, our efforts to expand our business internationally by establishing a new retail presence globally (including, but not limited to, the U.S., China, the UK, Italy and other Western European countries) was negatively impacted during 2020.

Product Diversification and Innovation — The Group has continued to collaborate with the most outstanding international designers to launch the new 2020 Natuzzi Italia collection named ‘The Circle of Harmony’. Natuzzi has created a design blend that brings together the vision, outlook and insights of 18 designers with extremely different backgrounds, making the collection unique. In the same year, the Group launched new products for Natuzzi Editions and Divani&Divani by Natuzzi by offering a branded package in accordance with the latest trends in design, materials and colors, and includes high quality sofas, furnishings (including wall units, dining tables and chairs) and accessories, all of which are mainly developed in-house and presented in harmonious and personalized solutions. The Group has taken a number of steps to broaden its product lines, including the development of new models, such as modular and motion frames, and the introduction of new materials and colors, including exclusive fabrics and microfibers. The Group believes that a wider offer of collections will strengthen its relationships with the world’s leading distribution chains, which are interested in offering branded packages. The Group has also continued investing in the Natuzzi’s style center in Santeramo in Colle, Italy (the “Style Center”), which serves as a creative hub for the Group’s design activities.

Manufacturing

In response to recent challenges arisen in the global markets, and in particular the imposition of tariffs by the U.S. on goods imported from China, in the second half of 2019 the Group started a thorough revision of its industrial footprint, which was completed in 2020.

The first step of this revision process was represented by the downsizing of our Chinese manufacturing plant, which was finalized in July 2020. Following the downsizing, our Chinese plant serves mainly the Asia-Pacific region with regard to our products branded Natuzzi Editions only, whereas the production for the Private label products for the North American market is being gradually shifted from China to Vietnam through outsource agreements with, currently, two different suppliers.

At the same time, in 2020 the Company started to explore further external production capacity in European countries to increase its production volumes and competitiveness also in the EMEAI market.

Currently, our manufacturing facilities are located in Italy, Romania, China, and Brazil.

Our three Italian plants dedicated to the production of upholstered products and our two Italian warehouses are located either in or within a 25 kilometer radius of Santeramo in Colle, where the Group’s headquarters is located. Collectively, these sites extend over 120,000 square meters. As of December 31, 2020, these sites employed 1,527 workers, the majority of whom were subject to layoff programs. See “Item 6. Directors, Senior Managers and Employees—Employees.” With the exception of the South American market, the Italian plants are the exclusive producers of Natuzzi Italia products. In 2020, these plants generated about 38% of the Group’s total consolidated upholstery revenue.

Our Romanian plant is located in Baia Mare. Extending over 75,600 covered square meters, it has been in operation since 2003. As of December 31, 2020, it employed 1,060 people, of whom 1,001 were laborers. It produces Natuzzi Editions and Private label products for the EMEAI market. In 2020, the Romanian plant produced about 26% of the Group’s total consolidated upholstery revenue.

Our Chinese plant is located in Shanghai, currently extending over 38,000 square meters following the completion of its downsize from 88,000 square meters occurred in July 2020. The Group has been in operation in China since 2002. As of December 31, 2020, it employed 605 people, of whom 566 were laborers. It manufactures Natuzzi Editions and Private label products mainly for the Asia-Pacific market. In 2020, our Chinese plant produced about 30% of the Group’s total consolidated upholstery revenue.

Our Brazilian plant is located in Salvador De Bahia. Extending over 28,700 square meters, it has been in operation since 2000. As of December 31, 2020, our Brazilian plant employed 202 people, of whom 159 were laborers. Since the end of 2016, in addition to Natuzzi Editions and Private label products, the Brazilian plant produces Natuzzi Italia branded products for the South America market.

As of December 31, 2020, the Group had two additional plants in Italy: one in Udine (Natco S.p.A. (“Natco”)) dedicated to the production of leather and one near Naples (IMPE S.p.A. (“IMPE”)) dedicated to the production of flexible polyurethane foam. The Udine facility employed 143 workers as of December 31, 2020, of whom 133 were laborers. The IMPE facility employed 30 workers as of December 31, 2020, of whom 19 were laborers.

On January 8, 2021 the Company and Vita Group (“Vita”) entered into an agreement whereby Vita Italy S.r.l., a wholly owned subsidiary of Vita, would acquire IMPE against a payment of €6.1 million, subject to customary purchase price adjustments and warranties (the “IMPE Purchase Agreement”). In March 2021, the Company completed the transaction contemplated by the IMPE Purchase Agreement and Vita Italy S.r.l. acquired the entire share capital of IMPE. Such transaction is part of the Company’s strategy to review its value chain and streamline the Group’s manufacturing processes, focusing on value-added activities within its Italian factories. See Notes 7 and 44 to the Consolidated Financial Statements.

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

Raw Materials — The principal raw materials used in the manufacture of the Group’s products are hides (mainly cattle hides), fabrics, polyurethane foam, polyester fiber and wood. In 2020, the overall cost of raw materials used in the manufacture of the Group’s products was slightly lower compared to 2019.

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

The prices for cattle hides decreased in the first part of 2020 and started to increase in the second part of 2020. The current situation is quite uncertain, and due to the volatile nature of the hides market, there can be no assurance that current prices will remain stable. To the contrary, given the disruptions caused by the current COVID-19 situation, it is likely that such prices will continue to increase. See “Item 3. Key Information—Risk Factors—The price of the Group’s principal raw materials and energy costs are difficult to predict.”

The Group also purchases fabrics and microfibers to be used in coverings. Most fabrics are purchased in Italy from a dozen suppliers which provide the product at the finished stage. Microfibers are purchased in Italy, South Korea and China through suppliers. Fabrics and microfibers are generally purchased every week from suppliers on the basis of orders specifying the quantity (in linear meters) and the delivery date.

In 2020, the Group obtained the chemicals for the production of polyurethane foam from major chemical companies located in Europe (including Germany, Italy and the UK) and the polyester fiber filling for its cushions from several suppliers located mainly in Indonesia, China, Taiwan and India. The chemical components of polyurethane foam are petroleum-based commodities, and the prices for such components are therefore subject to, among other things, fluctuations in the price of crude oil. The polyurethane foam prices increased significantly in 2020 compared with 2019. This trend has continued through early 2021.

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

Production Planning (Order Management, Warehouse Management, Production, Procurement) — The Group’s commitment to reorganizing procurement logistics is aimed to:

—	develop a logistic-production model to customize the level of service to customers; and
—

optimize the level of the size of the Group’s inventory of raw materials and/or components. A procedure is being implemented for the continuous monitoring of global finished products inventories in order to determine which in-stock goods are not being sold as part of our existing collections (as a result of being phased-out) and to enable the different commercial branches to promote specific sales campaigns of these goods.

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

Load Optimization and Transportation — The Group delivers goods to customers by common carriers. Those goods destined for the Americas and other markets outside Europe are transported by sea in 40-foot high cube containers, while those produced for the European market are generally delivered either by truck or by railway. In 2020, the Group shipped 4,188 containers overseas and approximately 3681 full load mega-trailer trucks.

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

In 2020, the COVID-19 outbreak caused supply chain and logistic disruptions. The supply of components, semi-finished goods and raw materials used for our products has been limited and discontinuous and we have faced, and may face in the future, higher shipping costs due to increased prices announced by third party shippers as well as extensions in delivery times. See “Item 3. Key Information—Risk Factors—The global outbreak of COVID-19 has had, and is expected to continue to have, an adverse impact on our business, operations and results.”

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

•

The Natuzzi Italia collection stands out for its choice of high-quality materials and finishes, as well as for the creativity and details of its design. As of March 31, 2021, this product line offered 142 models of sofas and armchairs and nine models of beds. With respect to furniture coverings, the Natuzzi Italia collection has 13 leather articles in 97 colors and 30 softcover articles in 138 colors. This collection also includes a selection of additional furniture pieces (such as wall units, coffee tables, tables, chairs, lamps and carpets) and accessories (including vases, mirrors, magazines racks, trays and decorative objects) to offer a complete suite of furnishings and with the aim of enabling the Group to develop a “lifestyle” brand.

•

The Natuzzi Editions and Divani&Divani by Natuzzi collection consisted of 179 models overall as of March 31, 2021. This vast range of models covers all styles from casual/contemporary to more traditional, suitable for all markets from Europe to Americas to Asia. This collection focuses on leather and offers 13 leather types available in 107 colors. In addition, a collection of 18 fabric articles available in 127 colors was added to the line.

•

The Private label collection, as of March 31, 2021 consisted of 86 models, including exclusive models for key accounts. The products are mainly offered in top grain leather, but are also available in a bonded leather.

The Group operates in accordance with strict quality standards and has earned the ISO 9001 certification for quality and the ISO 14001 certification for its low environmental impact. The ISO 14001 certification also applies to the Company’s tannery subsidiary, Natco. Further, the Group has obtained the ISO 45001 certification for management systems of occupation health and safety.

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

In an effort to reduce the overall complexity of the moving lines processes and increase productivity, a dedicated team (the “lean team”) is in charge of the activities listed below, which are part of our ordinary industrial process: (a) analysis of the main product platforms produced in different plants of the Group; (b) diagnosis of these platforms, resulting in the elimination of underperforming models; (c) simplification of production complexity, through the elimination of models, versions, coverings that turned out to be underperforming; (d) utilization of a software, developed in collaboration with the University of Lecce, Italy, that is able to plan the production of all of the Group’s plants, with the ultimate goal of increasing the degree of repetitiveness in production, in order to reduce the complexity of production processes not only in individual plants but also in each production moving line; (e) use of an additional software necessary to define the best production sequence of models belonging to the same “family of products” (i.e., having similar components and similar production times) to be assembled and determine a correct balance between the various stations of the line.

In an effort of further reducing complexity and enhancing standardization of the moving lines processes, the Company also uses the “last planner,” i.e. a planning tool scheduling the activity of every single moving line in all Natuzzi’s plants.

In the field of process and product innovation, the Group utilizes a modular industrial platform system. Industrial platforms represent an industrial base common to many models that can be technically and aesthetically modified in order to meet customers’ requests. The utilization of such platforms grants substantial benefits in terms of product simplification (easy assembly), management (fewer codes to be managed), quality (potentially fewer production failures), and production costs (economies of scale).

The Company is implementing the following programs and measures related to the product development process and product design and engineering systems:

—

a holistic quality-based approach to control the quality of the product based on the finite element method (“FEM”), expected to lead to reduced claims and increased customer satisfaction regarding product durability;

—

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

—	a visual management system within the product development process, making it possible to have a real-time understanding of product development requests;
—	an open innovation office with the aim to lead breakthrough innovations, procure innovative materials and collaborate with research institutes.

In July 2014, we built an experimental laboratory for simulating all single phases within a typical moving line at the Company’s headquarters in Santeramo in Colle. In this laboratory, our experts test ideas proposed by the lean team, with the aim of improving production efficiency, productivity, quality of finished products and workstation ergonomics. All the ideas that test successfully in this laboratory are expected to be implemented in all of the Group’s industrial plants. Since its inception, this laboratory has tested many new models and work methodologies.

In 2020 the Company continued to improve its R&D processes to reduce the design costs and prototype new products, shorten the time to market and improve the aesthetics and quality of the material used for our products. Addionally, we adopted a new Project Management and KPIs management system to pursue and monitor the reduction of inefficiencies and waste relating to our processes and to simplify the components of our products.

R&D expenses, which include labor costs for the R&D department, design and modeling consultancy expenses and other costs related to the R&D department, were €3.1 million in 2020, €3.7 million in 2019 and €3.4 million in 2018.

Advertising

The marketing and communication plans for 2020 were highly impacted by the global pandemic scenario.

While in the most recent years our media and marketing focus has been on retail marketing and store (brick & mortar), in 2020 we had to develop new solutions to stimulate the business trough digital touchpoints and virtual interactions between our brands and our stakeholders.

With regard to our products branded Natuzzi Italia and Divani&Divani by Natuzzi, for example, we started offering virtual services to our end consumers (such as remote consulting services and video shopping) to cope with repeated lockdowns and chaging needs.

In addition, we developed new marketing solutions aimed at filling the commercial gap by canceled or postponed trade fairs. Through innovative communication tools, virtual congresses and presentations, we are able to support the launch of new collections and create the conditions for a positive impact on sales.

In particular, with regard to our brand Natuzzi Italia, we launched an integrated communication plan to support our latest collections (such as the Circle of Harmony), targeting high-end consumers, architects, designers, interior designers and influencers in the design and lifestyle world with dedicated solutions and experiences.

Furthermore, at the beginning of 2021, we distributed the Harmony Index, i.e. the Natuzzi Italia general catalog, which is the largest content library for Natuzzi Italia supporting the marketing activities of our directly operated and franchised  partners on all media channels.

With specific reference to Divani&Divani by Natuzzi, we invest in Above The Line (“ATL”) advertising, which has been generating a good return on investment on all organic kpis.

A crucial step ahead has been done in Natuzzi Editions' brand strategy. A strategic evolution of positioning with a structured re-branding development, successfully presented during the Cologne fair in January 2020. Hence the development and creation of the various marketing touchpoints and communication assets that accompany the continuous stylistic development of the brand.

Retail Development

The Group is still focused on expanding its retail distribution network internationally in its most important markets, by opening new stores and closing/relocating those store that have not met the expected revenue goals.

Nevertheless, as national and local governments have restricted travel, conferences, events and gatherings due to the COVID-19 outbreak and due to the need to preserve capital for day-to-day operations, our efforts to expand our business internationally by establishing a new retail presence globally (including, but not limited to, the U.S., China, the UK, Italy and other Western European countries) was negatively impacted during 2020.

During 2020, 13 Natuzzi Italia stores were opened, 10 of which are located in China, and one in each of Turkey, Paraguay, Italy.

During 2020, 61 Natuzzi Editions were opened (43 of which in China, six in the UK, two in Brazil, two in Egypt, one in Malaysia, one in Cech Republic and one in Spain) as well as five Divani&Divani by Natuzzi stores in Italy.

The UK market is becoming more and more important for the Company, as demonstrated by six new Natuzzi Editions franchise stores openings in 2019. Concessions in the UK were closed in early 2019 since this type of store format was not in line with our retail development strategy goals in the UK.

Markets

The Group markets its products internationally and in Italy. Historically, the distribution of the Group’s product has been through the wholesale channel, which still represents a significant portion of the entire business.

The following tables show the number of Group stores (both directly operated and franchises) as of December 31, 2020 according to our principal geographic areas.

STORES		Natuzzi Italia	Natuzzi Editions	Divani&Divani by Natuzzi	TOTAL
Americas(1)	United States and Canada	14	2	0	16
	Other Americas	27	45	0	72
	Total Americas	41	47	0	88
EMEAI	Europe (excluding Italy)	67	24	2	93
	Italy	4	0	70	74
	Middle East, Africa and India	23	3	0	26
	Total EMEAI	94	27	72	193
Asia-Pacific	China (2)	84	172	0	256
	Other Asia-Pacific	18	4	0	22
	Total Asia-Pacific	102	176	0	278
TOTAL		237	250	72	559

1)	Includes the United States, Canada, Central and South America (including Brazil) (collectively, the “Americas”).
2)

Includes the Natuzzi stores (both directly operated and franchises) managed by Natuzzi Trading (Shanghai) Co., Ltd., which is 49% owned by the Company, following the agreement with the Kuka group. See “3. Asia-Pacific Region” below.

As of December 31, 2020, there were 11 Natuzzi Italia concessions, all directly managed by the Company’s Mexican subsidiary.

The following tables show the Group’s consolidated revenue of core products (including sales of upholstery sofas, beds and furnishings) broken down by geographic market and business division for each of the years indicated therein and in millions of Euro.

	2020		2019		2018
Americas(1)	98.3	31.4%	135.5	36.7%	135.1	33.2%
Natuzzi(2)	86.9	27.7%	105.1	28.5%	101.4	24.9%
Private Label	11.4	3.7%	30.4	8.2%	33.7	8.3%
EMEAI	152.8	48.7%	169.4	46.0%	195.2	47.9%
Natuzzi(2)	122.4	39.0%	131.1	35.6%	140.1	34.4%
Private Label	30.4	9.7%	38.3	10.4%	55.1	13.5%
Asia-Pacific	62.4	19.9%	63.9	17.3%	76.9	18.9%
Natuzzi(2)	58.3	18.6%	59.4	16.1%	71.4	17.5%
Private Label	4.1	1.3%	4.5	1.2%	5.5	1.4%
Total	313.5	100.0%	368.8	100.0%	407.2	100.0%

(1)	Includes the United States, Canada, Central and South America (including Brazil).
(2)

The “Natuzzi” brand includes the following lines of product: Natuzzi Italia, Natuzzi Editions and Divani&Divani by Natuzzi. Upholstered net sales under the “Natuzzi” brand also includes net sales of beds sold under the Natuzzi Italia line.

The following tables show the number of seats sold broken down by geographic market and business division for each of the years indicated therein:

	2020		2019		2018
Americas(1)	228,844	27.9%	370,141	36.3%	439,729	35.2%
Natuzzi(2)	177,752	21.7%	235,043	23.1%	275,371	22.0%
Private Label	51,092	6.2%	135,098	13.2%	164,358	13.1%
EMEAI	452,959	55.3%	515,136	50.6%	658,348	52.7%
Natuzzi(2)	284,852	34.8%	296,208	29.1%	322,851	25.8%
Private Label	168,107	20.5%	218,928	21.5%	335,497	26.8%
Asia-Pacific	137,784	16.8%	133,363	13.1%	152,069	12.2%
Natuzzi(2)	118,757	14.5%	111,932	11.0%	122,037	9.8%
Private Label	19,027	2.3%	21,431	2.1%	30,032	2.4%
Total	819,587	100.0%	1,018,640	100.0%	1,250,146	100.0%

(1) Includes the United States, Canada, Central and South America (including Brazil).

(2) The “Natuzzi” brand includes the following three lines of product: Natuzzi Italia, Natuzzi Editions and Divani&Divani by Natuzzi. Upholstered net sales under the “Natuzzi” brand also includes net sales of beds sold under the Natuzzi Italia line.

During 2020, the Group’s sales performance in all main regions and across its brands was negatively affected by the spread of the COVID-19 pandemic and by the restrictive measures adopted by many governments, as well as by the disruptive effects of the COVID-19 pandemic on the supply chain system during the second part of 2020. See “Item 3. Key Information—Risk Factors—The global outbreak of COVID-19 has had, and is expected to continue to have, an adverse impact on our business, operations and results.”

In 2020, net sales of core products were €313.5 million, down 15.0% compared to 2019, due to a 9.5% decrease in net sales for the Natuzzi division and a 37.2% decrease in net sales for the Private label division. For additional information on the results of our operations in 2020 as compared to 2019, see “Item 5. Results of Operations.”

1. The Americas

In 2020, net sales from our core business (leather and fabric-upholstered furniture and beds, as well as furnishings) in the U.S. and the rest of the Americas (including Brazil) were €98.3 million, down 27.4% compared to 2019, and the number of seats sold decreased by 38.2%, to 228,844 in 2020, mainly due to the disruptive effects caused by the COVID-19 pandemic.

Net sales from our Natuzzi branded products were €86.9 million, down  17.4% compared to 2019, and sales from our Private label division were €11.4 million, down 62.3% compared to the prior year.

Over the last few years, the Private label division has been affected by difficult retail conditions experienced in the North American market, resulting in a reduction of their points of sale. In addition, the Private label division, which is entirely served by our operations in Asia, has been negatively affected by customs duties imposed on goods manufactured in China and imported in the U.S. market and, more generally, by increased price competition. In light of the tariffs imposed by the U.S. on goods imported from China, since December 2019, the Company has started outsourcing in Vietnam part of its Private label production for some key accounts in the U.S. The Company expects to serve most of its mass-merchant distributors located in North America through such Vietnamese outsourced production by the end of this year. See “—Manufacturing.” Furthermore, during 2020, Private label sales in the Americas were particularly affected by disruptions in the shipping industry and limited availability of some raw materials

The Group’s principal customers are major distributors. The Group advertises its products to distributors and, recently, to end-consumers in the U.S., Canada, Central and South America (excluding Brazil) both directly and through the use of various marketing tools. The Group also relies on its network of sales representatives and on furniture fairs held at its High Point, North Carolina, or Las Vegas, Nevada, to promote its products.

Natuzzi Americas maintains offices in High Point, North Carolina and provides Natuzzi S.p.A with agency services. The staff at High Point provides customer service, trademarks and products promotions, credit collection assistance, and generally acts as the customers contact for the Group. As of March 31, 2021, the High Point North Carolina operation had 45 employees. In addition, Natuzzi Americas has six independent sales representatives.

Our commercial activities in Brazil and South America are overseen from our Salvador de Bahia facility. The Group’s commercial structure for the South American region has been reinforced over the years by an increase in personnel, from 12 representatives in 2012 to 21 as of the end of 2020. 2020 sales in Brazil were €8.6 million and were particularly hit by a critical sanitary situation, due the COVID-19 pandemic. As a result of the focus to the Brazilian and more generally South American high-end consumer market, the Group currently distributes a Natuzzi Italia “made in Brazil” collection, entirely manufactured in Brazil and dedicated exclusively to the South American market.

In 2016, the Group acquired seven Natuzzi Italia stores all located in Florida. In December 2016, the Company established a new trading subsidiary located in Mexico, Natmx S.de.R.L.de.C.V. (“NATMX”). In January 2017, NATMX signed an agreement with the owners of Muebleria Standard. Under the agreement, NATMX acquired the three existing Natuzzi Italia stores located in Mexico City-Altavista, Guadalajara and Monterrey. In addition to the directly operated stores, as of March 31, 2021, NATMX sells in the Mexican market through 11 directly managed concessions (3 under Natuzzi Italia and 8 under the Natuzzi Editions brand) in Palacio de Hierro, a high-end retailer having shopping malls in excellent locations throughout Mexico. In June 2017, the Company opened its new North American retail store in West Palm Beach, Florida. During 2018, the Company opened three new directly operated stores in the USA, namely one in Chicago, one in Los Angeles-Costa Mesa and one in Philadelphia. In 2019, one Natuzzi Italia store was opened in the Sarasota, Florida. These new stores are part of the strategy announced in 2016 to open Company managed stores in high traffic and prime retail locations, showcasing the new store design, merchandising concept and overall Natuzzi consumer experience. Due to COVID-19 pandemic, in 2020 the Group did not open new directly operated stores in the Americas.

As of December 31, 2020, there were 16 Natuzzi Italia stores in the Americas (13 in the U.S. and three in Mexico) directly managed by the Group.

As of the same date, there were also 14 Natuzzi Italia stores operating in the Americas that are owned by local franchisees (six in Brazil, two in Venezuela, one in each of the U.S., Argentina, Bolivia, Colombia, Panama and Paraguay). Furthermore, as of the same date, there were 49 Natuzzi Editions franchise stores, of which 39 were located in Brazil, two in each of the U.S., Peru and Uruguay, and one in each of Argentina and Ecuador.

2. EMEAI

In 2020, net sales from our core business in Europe (including Italy), the Middle East, Africa and India (collectively, “EMEAI”) were €152.8 million, down 9.8% compared to 2019, with the number of seats decreasing by 12.1% to 452,959 in 2020. Natuzzi branded sales amounted to a total of €122.4 million in 2020 (down 6.7% from 2019), and unbranded products net sales decreased by 20.7% to €30.4 million.

2a) Italy. Since 1990, the Group has sold its upholstered products in Italy principally through the Divani&Divani by Natuzzi franchise network of furniture stores. As of December 31, 2020, there were 70 Divani&Divani by Natuzzi stores (of which 14 directly operated by the Company), and four Natuzzi Italia stores, all directly operated by the Company.

2b) Europe (Outside Italy). The Group sells its products in other European markets mainly through stores (franchises or directly operated stores). As of December 31, 2020, 93 stores were operating in Europe: two under the Divani&Divani by Natuzzi, both located in Portugal; 67 were under the Natuzzi Italia name (15 in the UK, 13 in Spain, seven in Turkey, four in the Czech Republic, three in each of France, Switzerland and Ukraine, two in each of Bosnia, the Netherlands and Russia, and one in each of Azerbaijan, Croatia, Cyprus, Greece, Hungary, Latvia, Malta, Poland, Romania, Serbia, Slovakia, Slovenia and Uzbekistan). As of the same date, there were 24 Natuzzi Editions of which 16 located in the UK, four in the Czech Republic and one in each of the Croatia, Serbia, Spain and Turkey. Of these stores, as of December 31, 2020, the Group directly owned 21, of which 19 were operated under the Natuzzi Italia name (11 in Spain, four in the UK, three in Switzerland, and one in France) and two were operated under the Natuzzi Editions name, both located in the UK.

2c) Middle East, Africa and India. As of December, 2020, the Group had a total of 23 Natuzzi Italia stores in the Middle East, Africa and India: five in Israel, three in each of India, Saudi Arabia and the United Arab Emirates, and one in each of Algeria, Bahrain, Egypt, Ivory Coast, Kuwait, Lebanon, Pakistan, Qatar and Sri Lanka. In addition, two Natuzzi Editions stores were operating in Egypt and one in Israel. All of these stores are operated by franchise partners.

In January 2012, following the worsening of the European Union’s diplomatic relations with Iran and Syria, the Company decided to cease all business relations with these two countries. No impairment issue arose following the cessation of business relations with those two countries. The Group had no sales in Iran or Syria in 2020, 2019, 2018, 2017 and 2016. Our prior interests and activities in Iran or Syria were not a material investment risk, either from an economic, financial or reputational point of view. The Group has not had, nor does it plan to have, any commercial contacts with the governments of Iran or Syria, or with entities connected with such governments.

The Group has never generated sales in Sudan, North Korea or Cuba.

3. Asia-Pacific Region

In 2020, net sales from our core business in the Asia-Pacific region were €62.4 million, down 2.2% compared to 2019, mainly due to a decrease in the sales of home furnishings and accessories products, and the number of seats sold increased by 3.3%, to 137,784 in 2020. In 2020, Natuzzi branded sales decreased by 1.7% to €58.3 million, and unbranded sales decreased by 8.3% to €4.1 million compared to 2019.

The general strategy for the Natuzzi brand is to further expand the store network throughout the region, with a strong emphasis on the Chinese market.

The Group’s commercial part of the business throughout the Asia-Pacific region was run by Natuzzi Trading (Shanghai) Co., Ltd. until July 27, 2018. On that date, the Company announced the completion of the transactions (the “Closing”) contemplated by the joint venture agreement, signed in March 2018, between the Company and Kuka Furniture (Ningbo) co., Ltd. (“Kuka”). As a result of the Closing, the Company’s wholly-owned Chinese subsidiary, Natuzzi Trading (Shanghai) Co., Ltd. (“Trading Co.”) became a joint venture in which each of the Company and Kuka currently owns a 49% and a 51% stake, respectively. See Note 11 to the Consolidated Financial Statements.

This joint venture is aimed at expanding the Company’s retail network in Mainland China, Hong Kong and Macau (the “Territory”). Trading Co. will distribute the Natuzzi Italia and Natuzzi Editions branded products through a network of single-brand directly operated stores and franchise stores in the Territory, as well as through online stores.

In April 2021, the Company announced that it had entered into a preliminary and non-binding agreement (the “Preliminary Agreement”) with Truong Thanh Furniture Corporation (“TTF”), a company incorporated under the laws of the Republic of Vietnam and which engages in production and distribution of furniture, to form a partnership aimed at strengthening the Natuzzi Group’s operations in the APAC region excluding Greater China (the “Rest of the APAC Territory”). TTF intends to acquire up to a 20% stake in Natuzzi Singapore PTE. LTD (“Natuzzi Singapore”), which was incorporated by the Company in the Republic of Singapore in April 2020 and became operating in 2021. Natuzzi Singapore is currently 93% controlled by Natuzzi S.p.A., while the remaining 7% stake is owned by Mr. Richard Tan, the head of Natuzzi industrial operations in Asia since their inception in 2001, as well as a minority shareholder of one of the Group’s subsidiaries in China. Natuzzi Singapore engages in sales and distribution of furniture and upholstery products under the trademarks of the Natuzzi group in the Rest of the APAC Territory. Subject to certain terms and conditions set forth in the preliminary agreement and to obtaining any applicable authorizations by the relevant authorities, it is expected that the acquisition of the interest in Natuzzi Singapore by TTF will be carried out in the next months. Pursuant to the Preliminary Agreement, it is expected that Natuzzi will maintain a majority of the board members of Natuzzi Singapore. If the parties fail to reach an agreement by May 31, 2021, the Preliminary Agreement will expire.

As of December 31, 2020, 102 Natuzzi Italia franchise stores were operating in the Asia-Pacific market: 81 in China, six in Taiwan, five in Australia, three in each of Hong Kong and in South Korea, and one in each of Philippines, Singapore, Thailand and Vietnam. In addition, as of the same date, the Group had 176 Natuzzi Editions stores, of which 171 located in China, two in Taiwan and one in each of Hong Kong and Malaysia and Thailand. Following the execution of this joint venture in China, the 11 Natuzzi Editions directly operated stores were transferred to Trading Co..

The Group also maintains galleries in the Asia-Pacific region under the Natuzzi Italia and Natuzzi Editions.

Customer Credit Management

The Group maintains an active credit management program. The Group evaluates the creditworthiness of its customers on a case-by-case basis according to each customer’s credit history and information available to the Group. Throughout the world, the Group utilizes “open terms” in 71% of its sales and obtains credit insurance for about 85% of this amount; about 11% of the Group’s sales are commonly made to customers on a “cash against documents” and “cash on delivery” basis; lastly, about 18% of the Group’s sales are supported by a “letter of credit” or “payment in advance”. See Note 30(C) to the Consolidated Financial Statements. In July 2020, the Company renewed the Securitization Facility with the Assignee for an additional 5-year period. Originally entered into in July 2015, the Securitization Facility allows the Company to assign trade receivables to the Assignee for a maximum amount of €40.0 million, on a revolving basis and maintaining only a limited risk (“pro-solvendo”) in the assigned trade receivables, in exchange for short-term credit, thereby continuing to provide the Company with an important and stable source of liquidity. Notably, under the Securitization Facility, the Company is entitled to assign a wide range of trade receivables, thus adding flexibility to the Company’s funding capacity.

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

In September 2015, the Company presented to the Italian Ministry of Economic Development (Ministero dello Sviluppo Economico, the “Ministry”) a €49.7 million investment program for industrial development consisting of six programs, including a research and development program and the upgrade of its Italian facilities located in the regions of Puglia and Basilicata. In 2015, the Company formally requested that the grant from the Ministry be €37.3 million from public incentives. On September 23, 2015, the Company entered into a formal agreement (the “Development Contract”) with the Ministry and the governments of Puglia and Basilicata reflecting this investment. On January 23, 2017, following its review of such program, the Ministry reduced the amount of investments from €49.7 million to €37.8 million, according to the following allocation: €27.6 million to upgrade the Italian plants located in Puglia and Basilicata and €10.2 million for innovation, research and development expenses. Consequently, grants from public incentives were reduced from €37.3 million to €26.9 million (€11.0 million as a capital grant and €15.9 as subsidized loan). The Company began the planned investment activity in 2016. Specifically, it invested €5.0 million in 2016 and €2.0 million in 2017. In January 2018, the Ministry issued a decree for the Company to sign. Following the unfavorable judgement by the Labor Court of Bari, which required the Company to re-employ 166 workers, the Company decided not to sign the decree because it considered that the conditions set out in the decree, including the obligation not to fire workers for a 10-year period, were too onerous. On March 5, 2019, the Company presented to the Ministry of Economic Development an updated document concerning the Development Contract. In July 2019, the Ministry issued a decree which valued the Company’s investment program at €45.7 million, of which €33.9 million considered eligible for public incentives, and granted the Company: (i) a €4.3 million capital grant and a €12.7 million subsidized loan for the upgrade of the Italian facilities in Puglia and Basilicata and (ii) a €5.9 million capital grant and a €1.2 million subsidized loan for innovation, research and development expenses, for a total of €24.1 million in grants from public incentives. In December 2019, the Company received €7.2 million from the Ministry, equivalent to 30% of the total grants, of which €3.0 million as a capital grant and €4.2 million as a subsidized loan. By signing the decree, the Company undertook to carry out the research and development program and the upgrade of the Italian facilities in Puglia and Basilicata by December 31, 2020. On July 31, 2020, the Company  presented a first set of the expenditure documentation relating to such investment program. Following the COVID-19 outbreak, the Company requested an extension of the deadline to March 31, 2022. As of the date of this Annual Report, the Ministry has not yet provided the Company with an official reply.

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

Trademarks and Patents

The Group’s products are sold mainly under the Natuzzi Italia and Natuzzi Editions trademarks. These trademarks and certain other trademarks, such as Divani&Divani by Natuzzi and Natuzzi Re-vive, have been registered in all jurisdictions in which the Group has a commercial interest, such as Italy, the European Union and elsewhere. In order to protect its investments in new product development, the Group has also undertaken the practice of registering certain new designs in most of the countries in which such designs are sold. Currently, the Group has approximately 684 certificates of design registrations referring to single and multiple applications for a total of 1,383 models (the same model may be registered in more than one country and/or jurisdiction, resulting in about 11,700 registrations related to 1,383 models in several countries) and five patents (registered and pending).

Applications are made with respect to new product introductions that the Group believes will enjoy commercial success and have a high likelihood of being copied.

In 2013, the Natuzzi Group launched Re-vive®, an innovative armchair that was the result of a collaborative effort between Natuzzi’s Style Center and the Formway Design Studio of Wellington, New Zealand. The Re-vive® recliner combines style and comfort, Italian artisan expertise and innovative New Zealand design. This innovative armchair is internationally protected by several patents covering both its shape and all of its components. In particular, the design patent was filed in 40 countries, while the mechanism patent was filed in eight countries.

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

Description of Properties

The location, approximate size and function of the principal physical properties used by the Group as of March 31, 2021 are set forth below:

Country	Location	Size (approximate square meters)	Function	Production Capacity per day	Unit of Measure
Italy	Santeramo in Colle (BA)	28,000	Headquarters, prototyping, showroom (Owned)	N.A.	N.A.
Italy	Santeramo in Colle (BA)	2,000	Experimental laboratory: Leather cutting, Sewing, Assembling wooden parts for frame, product assembly (Owned)	100	Seats
Italy	Santeramo in Colle, Jesce (BA)	28,000	Sewing and product assembly (Owned)	800	Seats
Italy	Matera La Martella	38,000	General warehouse of sofas and accessory furnishing (Owned)	N.A.	N.A.
Italy	Matera, Jesce	12,500	Leather cutting, Sewing, Assembling wooden parts for frame, product assembly (Owned)	350	Seats
Italy	Laterza (TA)	12,000	Leather and fabrics Warehouse, Leather and fabrics cutting, (Owned)	N.A.	N.A.
Italy	Laterza (TA)	10,500	Sewing, Assembling wooden parts for frame, product assembly (Owned)	500	Seats
Italy	Laterza (TA)	19,000	Semi-finished products and accessories Warehouse (Owned)	N.A.	N.A.
Italy	Qualiano (NA)*	18,500	Polyurethane foam production (Owned)	46	Tons
Italy	Pozzuolo del Friuli (UD)	21,000	Leather dyeing and finishing (Owned)	11,000	Square Meters
U.S.A.	High Point, North Carolina	10,000	Office and showroom for Natuzzi Americas (Owned)	N.A.	N.A.
Romania	Baia Mare	75,600	Leather cutting, product assembly, manufacturing of wooden frames, polyurethane foam shaping, fiberfill production and wood and wooden product manufacturing (Owned)	1,300	Seats
China	Shanghai	38,000	Leather cutting, sewing and product assembly, manufacturing of wooden frames, polyurethane foam shaping, fiberfill production (Leased)	1,200	Seats
Brazil	Salvador de Bahia – Bahia	28,700	Leather cutting, sewing and product assembly, manufacturing of wooden frames, polyurethane foam shaping, fiberfill production (Owned)	195	Seats

* On March 1, 2021, the Company completed the sale of IMPE to Vita Italy S.r.l., a wholly-owned subsidiary of Vita.

The Group believes that its production facilities are suitable for its production needs and are well maintained.

Capital Expenditures

The following table sets forth the Group’s capital expenditures for the two-year period ended December 31, 2020:

	Year ending December 31,
	(millions of Euro)
	2020	2019
Land and plants	0.4	0.6
Equipment	2.2	3.6
Intangible assets	0.8	0.9
Total	3.4	5.1

Capital expenditures in the last two years have been made primarily to make improvements to property, plant and equipment and to expand our retail network. In 2020, capital expenditures were primarily made to make improvements to the Group’s existing industrial and retail facilities, in particular in Italy, and to develop our e-commerce, the “Natuzzi customer experience” configurator and our 3D digital platform.

As of March 31, 2021, the Company spent €0.3 million on capital expenditures since January 1, 2021. The Group expects that capital expenditures in 2021 will be around €12.8 million mainly related to the expansion of our retail network and the upgrade of the Italian factories. Capital expenditures in 2021 are expected to be financed mainly through long-term borrowings and cash flow generated by operations. For information on potential impacts of the COVID-19 pandemic on our capital expenditures plans, see “Item 3. Key Information—Risk Factors— The global outbreak of COVID-19 has had, and is expected to continue to have, an adverse impact on our business, operations and results.”

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

The consolidated financial statements of Natuzzi S.p.A. as at and for the years ended December 31, 2020 and 2019 have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), including interpretations issued by the IFRS Interpretations Committee (“IFRS IC”) applicable to companies reporting under IFRS. The consolidated financial statements as at and for the year ended December 31, 2018 were the Group’s first set of consolidated financial statements prepared in accordance with IFRS and IFRS 1 “First-time Adoption of International Financial Reporting” was applied to such financial statements. Historical financial results as at and for the year ended December 31, 2017 have been restated for comparative purposes, in order to present the effect of the adoption of IFRS. See Note 1 to the Consolidated Financial Statements.

Critical Accounting Policies and Estimates

Use of Estimates — The accounting policies used by the Group to prepare its financial statements are described in Note 4 to the Consolidated Financial Statements. The application of certain significant accounting policies requires management to make estimates, judgments and assumptions that are subjective and complex, and which affect the reported amounts of assets and liabilities as of any reporting date and the reported amounts of revenues and expenses during any reporting period. The Group’s financial results could be materially different if different estimates, judgments or assumptions were used. The following discussion addresses the estimates, judgments and assumptions that the Group considers most material based on the degree of uncertainty and the likelihood of a material impact if a different estimate, judgment or assumption were used. Actual results could differ from such estimates, due to, among other things, uncertainty, lack or limited availability of information, variations in economic inputs such as prices, costs, and other significant factors including the matters described under “Risk Factors.”

Impairment of property, plant and equipment and right-of-use assets — Management reviews property, plant and equipment and right-of use assets (herewith also “non-financial assets” or “assets”), for impairment whenever changes in circumstances indicate that the carrying amount of the assets may not be recoverable and would record an impairment charge if necessary. The Company analyzes its overall valuation and performs an impairment analysis of its non-financial assets in accordance with IAS 36 “Impairment of Assets”.

For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or cash generating units (“CGUs”). Recoverability of assets or CGUs to be held and used is measured by a comparison of the carrying amount of an asset or a CGU to the recoverable amount, which is the higher of its value in use, determined using a discounted cash flow method, and its fair value less cost to sell. Discounted cash flow is significantly impacted by the estimates of the annual sales growth rate, the weighted average cost of capital rate and the long-term growth rate. If the carrying value of an asset or CGU is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the asset or CGU exceeds its estimated recoverable amount.

Assets not in use/to be disposed of are reported at the lower of their carrying amount and their fair value less cost to sell. Estimated fair value is generally determined through various valuation techniques including quoted market values and third-party independent appraisals, as considered necessary.

In 2020, the Company performed the impairment assessment of property, plant and equipment and right-of-use assets included in several cash generating units (CGUs), such as the Italian upholstered furniture plant CGU and certain directly operated retail stores CGUs that presented indicators of impairment. The Company performed the impairment assessment in accordance with its accounting policy discussed above and in further details in Note 4(i) to the Consolidated Financial Statements. Further, the significant assumptions used by the Company in estimating the value in use for such CGUs were the annual sales growth rates used to estimate the forecasted revenue for the years 2021-2025, the weighted average cost of capital rates and the long-term growth rates, all of which were determined at CGU level, including the effects of the COVID-19 pandemic and the duration of the resulting economic downturn. Such significant assumptions involved a high degree of subjectivity by management and reasonably possible  changes to these assumptions had a significant effect on the value in use. Specifically, such assumptions are based on the Company’s future business performances and other forward-looking assumptions that entail significant judgments by management and are heavily impacted by several external events. Finally, cash flow projections for the years 2021-2025 have been derived from the business plan approved by the Board of Directors and forecasts have been developed taking into consideration the track records of actual results reported by the Company.

The significant assumptions that were used in performing the 2020 impairment test for the Italian upholstered furniture plant CGU and certain directly operated retail stores CGUs are as follows:

─	Italian upholstered furniture plant: weighted average cost of capital rate 8.92%, long-term growth rate 0.90%, annual sales growth rate 6.09% (average of next five years).
─	Directly operated retail stores CGUs located in US: weighted average cost of capital rate 6.92%, long-term growth rate 2.17%, annual sales growth rate 9.26% (average of next five years).
─	Directly operated retail stores CGUs located in Italy: weighted average cost of capital rate 8.92%, long-term growth rate 0.9%, annual sales growth rate 3.52% (average of next five years).
─	Directly operated retail stores CGUs located in Spain: weighted average cost of capital rate 7.87%, long-term growth rate 1.17%, annual sales growth rate 3.26% (average of next five years).
─	Directly operated retail stores CGUs located in UK: weighted average cost of capital rate 7.07%, long-term growth rate 1.7%, annual sales growth rate 7.10% (average of next five years).

As of December 31, 2020, the Company recorded an impairment loss for its property, plant and equipment and right-of-use assets of €0.6 million. See Notes 8 and 9 to the Consolidated Financial Statements.

The following tables show a breakdown of property, plant and equipment based on the cash generating units in which they are included (amounts in thousands of Euro).

	31/12/20	31/12/19
Italian upholstered furniture plant	32,401	35,482
Romanian upholstered furniture plant	20,626	21,372
Brazilian upholstered furniture plant	3,048	4,672
Chinese upholstered furniture plant	2,654	4,257
Others	26,577	36,740
Total	85,306	102,523

Instead, the following tables show a breakdown of right-of-use assets based on geographical location of the cash generating units (mainly directly operated retail stores) in which they are included (amounts in thousands of Euro).

	31/12/20	31/12/19
United States of America	14,643	18,661
Italy	9,671	11,743
Spain	5,382	4,179
United Kingdom	9,274	11,119
China	5,484	2,881
Others	4,559	6,135
Total	49,013	54,718

The deterioration of the macroeconomic environment, retail industry and the deterioration of our performance, could affect our Italian upholstered furniture plant CGU and certain directly operated retail stores CGUs.

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

In assessing the feasibility of the realization of deferred tax assets, management considers whether it is probable that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and the tax loss carried-forward are utilized. Estimating future taxable income requires estimates about matters that are inherently uncertain and requires significant management judgment, and different estimates can have a significant impact on the outcome of the analysis.

In 2020, because domestic companies and some of foreign subsidiaries realized significant pre-tax losses and were in a cumulative loss position, management did not consider it probable that the deferred tax assets of those companies would be realized in the scheduled reversal periods (see Note 38 to the Consolidated Financial Statements). In making its determination that a deferred tax asset was required, management considered the scheduled reversal of deferred tax liabilities and tax planning strategies but was unable to identify any relevant tax planning strategies available to increase the recognition of the deferred tax assets.

Changes in the assumptions and estimates related to future taxable income, tax planning strategies and scheduled reversal of deferred tax liabilities could affect the recoverability of the deferred tax assets. If actual results differ from such estimates and assumptions the Group financial position and results of operation may be affected.

Provisions — The Group makes estimates and judgements in relation to the provisions for legal claims, service warranties and one time termination benefits for certain employees. Provisions for legal claims, service warranties and one time termination benefits for certain employees are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are not recognised for future operating losses. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any item included in the same class of obligations is small. Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognised as interest expense.

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

Adjusted earnings before interest, tax, depreciation and amortisation (Adjusted EBITDA)

Management has presented the performance measure Adjusted EBITDA because it monitors this performance measure at a consolidated level and it believes that this measure is relevant to an understanding of the Group’s financial performance. Adjusted EBITDA is calculated by adjusting profit or loss from continuing operations to exclude the impact of taxation, net finance income/(costs), depreciation, amortisation, government grants only related to depreciation of property, plant and equipment (PPE) and share of profit of equity-method investees.

Adjusted EBITDA is not a defined performance measure in IFRS. The Group’s definition of Adjusted EBITDA may not be comparable with similarly titled performance measures and disclosures by other entities.

The following tables show the reconciliation of Adjusted EBITDA to profit or loss for the years ended December 31, 2020, 2019 and 2018 (amounts in thousands of euro).

	2020	2019	2018
Profit/(loss) for the year	(24,906)	(33,680)	33,119
Income tax expense	4,341	2,335	7,429
Profit/(loss) before tax	(20,565)	(31,345)	40,548
Adjustments for:
- Addition (subtraction) of net finance income/(costs)	11,415	9,868	(66,296)
- Addition (subtraction) of share of profit/(loss) equity-method inv.	(1,455)	(1,011)	290
- Addition of depreciation	23,258	24,196	10,154
- Addition of amortisation	907	917	910
- Subtraction of government grants only related to PPE	(1,241)	(1,626)	(1,061)
Adjusted EBITDA	12,319	999	(15,455)

The Group initially applied IFRS 16 as at January 1, 2019 (see Note 5(C) to the Consolidated Financial Statements). In applying IFRS 16, in relation to the leases that were classified as operating leases, the Group recognises depreciation and interest costs, instead of operating lease expense. In relation to those leases, the Group recognised €13.4 million of depreciation charges and €2.6 million of additional interest costs from leases in 2020 (€13.2 million and €2.6 million, respectively, in 2019). Further, the Group used the modified retrospective approach when initially applying IFRS 16 and under such approach comparative information of 2018 was not restated (see Note 41 to the Consolidated Financial Statements).

Adjusted EBITDA is presented by management to aid investors in their analysis of the performance of the Group and to assist investors in the comparison of the Group’s performance with that of other companies.

Net Financial Position

Net Financial Position is defined as “Cash and cash equivalents,” less “Bank overdrafts and short-term borrowings,” less “Current portion of long-term borrowings,” less “Non-current portion of long-term borrowings,” less “Current portion of lease liabilities,” less “Non-current portion of lease liabilities.”

As of December 31, 2020, 2019 and 2018 our Net Financial Position was as reported in the following tables (amounts in thousands of euro):

	2020	2019	2018
Cash and cash equivalents	48,187	39,799	62,131
Bank overdrafts and short-term borrowings	(30,812)	(24,170)	(35,148)
Current portion of long-term borrowings	(7,124)	(4,321)	(10,582)
Non-current portion of long-term borrowings	(9,302)	(14,091)	(10,361)
Net Financial Position before lease liabilities, positive (negative)	949	(2,783)	6,040
Current portion of lease liabilities	(10,456)	(11,314)	—
Non-current portion of lease liabilities	(43,137)	(46,053)	—
Net Financial Position	(52,644)	(60,150)	6,040

The net financial position from the fiscal year ended on December 31, 2020 and 2019 is affected in a significant way by the adoption of IFRS 16 “Leases” accounting standard starting from January 1, 2019.

We believe our Net Financial Position provides useful information for investors because it gives evidence of our consolidated position either in terms of net indebtedness or net cash by measuring our capital resources based on cash and cash equivalents and the total level of our financial indebtedness.

Results of Operations

Summary — In 2020, results of operations were adversely affected by the disruption caused by the COVID-19 pandemic, due to temporary closure of points of sales and factories as well as interruptions in the supply chain.

During the last few years, the Group started a thorough reorganization process covering its industrial, sales and service operations. In 2018 and 2019 the Company invested resources to set up its retail and marketing organization worldwide, develop its retail distribution channel and restructure its overhead costs. On July 27, 2018, the joint venture agreement with KUKA Furniture (Ningbo) Co., Ltd. (“Kuka”) was finalized and consequently the Company’s wholly owned subsidiary, Natuzzi Trading Shanghai Co. Ltd., was deconsolidated. As a consequence of this disposal, the Company accounted for a non-recurring income under the “Gain from disposal and loss of control of a subsidiary” caption within the consolidated statement of profit or loss, for a total of €75.4 million. Including this non-recurring income, profit attributable to the owners of the Company in 2018 was €33.4 million.

The following table sets forth certain statement of profit or loss data expressed as a percentage of revenue for the years indicated:

	Year Ended December 31,
	2020	2019	2018
Revenue	100.0%	100.0%	100.0%
Cost of sales	68.6%	70.3%	71.9%
Gross profit	31.4%	29.7%	28.1%
Other income	1.2%	1.3%	1.4%
Selling expenses	25.7%	27.2%	26.8%
Administrative expenses	9.0%	8.8%	8.2%
Impairment on trade receivables	0.5%	0.6%	0.2%
Other expenses	0.6%	0.2%	0.1%
Operating loss	(3.2)%	(5.8)%	(5.9)%
Net finance costs	3.5%	2.6%	15.5%
Share of profit/(loss) of equity-method investees	0.4%	0.3%	0.1%
Income tax expense	1.3%	0.6%	1.8%
Profit/(Loss) for the year	(7.6)%	(8.7)%	7.7%

The Company intends to continue to pursue its vision and strategy for the future by focusing on some key cornerstones including: i) a confirmed focus on controlled distribution through single-brand stores, both owned and franchised, in priority markets; ii) a review of the Group’s production allocation, including the collaboration with external industrial partners located in low-cost countries; iii) the disposal of certain assets no longer in line with the strategic development adopted by the Group; and iv) a generalized streamlining of processes and costs.

2020 Compared to 2019

The consolidated financial statements for the year 2020 have been prepared on a going concern basis, which assumes that the Group will be able to meet its obligations as they fall due within one year from the date of the approval of these consolidated financial statements. The Directors reasonably expect that the management plans, part of which has been already implemented, together with the cash and cash equivalents and unused credit facilities as at December 31, 2020, will be sufficient for the Group to meet its obligations. As at December 31, 2020, the Group’s cash and cash equivalents amount to €48.2 million (€39.8 million as at December 2019), while its unused portion of credit facilities available to the Group (for further details, see note 25 to the Consolidated Financial Statements) amounts to €23.9 million (€24.3 million as at December 31, 2019).

As discussed in note 3(f) of the 2019 consolidated financial statements, filed with the SEC on June 15, 2020, as at December 31, 2019 there was substantial doubt on the Group’s ability to continue as a going concern, mainly due to the impact of the COVID-19 pandemic outbreak on its business. Specifically, during the first part of 2020, the Group’s revenue was significantly affected by the impact of the COVID-19 pandemic, with a decrease in consolidated net sales of 22.3% in the first quarter and of 33.2% in the second quarter, as compared to the respective periods of 2019. In addition, for the six-month period ended as at June 30, 2020, revenue decreased by 27.4% as compared to the same period of 2019.

As at December 31, 2020, there is no substantial doubt on the Group’s ability to continue as a going concern in light of the Group’s actual results for the year ended December 31, 2020 and the successfully implementation of management’s plans as reported in note 3(f) to the Consolidated Financial Statements included in this Annual report.

Revenue for 2020, including sales of leather and fabric-upholstered furniture and other sales (principally sales of polyurethane foam and leather sold to third parties as well as of accessories), were €328.3 million, down 15.1% from €386.9 million in 2019, mainly due to the disruptive effects of the COVID-19 pandemic on consumers’ demand and supply chain.

Sales of upholstery furniture and home furnishing accessories (“core business”) were €313.5 million, down 15.0% compared to 2019, as a result of a 9.5% decrease in the Natuzzi branded division (Natuzzi Italia, Natuzzi Editions and Divani&Divani by Natuzzi) and a 37.2% decrease in Private label sales.

Other sales (sales of polyurethane foam and other goods) were €14.8 million in 2020, compared to €18.2 million in 2019.

The 9.5% decrease in revenues for the Natuzzi branded division was the result of a 17.4% decrease in the Americas, a 6.7% decrease in the EMEAI and a 1.7% decrease in the Asia-Pacific region.

Natuzzi branded sales, generated by Directly Operated Stores (“DOS”) and third-party operated points of sale, represented 85.4% of the Group’s core business, compared to 80.2% in 2019, mainly as a result of the significant decrease in private label sales, which were particularly affected by the COVID-19 pandemic disruptions, with particular reference to the Americas and the EMEAI markets.

As of March 31, 2021, the Group directly operated 54 mono-brand DOS, of which 38 Natuzzi Italia, 14 Divani&Divani by Natuzzi stores and two new Natuzzi Editions, and 11 concessions in Mexico.

In 2020, sales generated by the retail network directly operated by the Group (DOS and concessions) were €54.3 million, down 15.7% compared to 2019, mainly as a consequence of the closure of points of sales following the adoption of lockdown measures in different countries, particularly in Europe and Mexico.

The Natuzzi branded division also includes sales generated by third-party operated mono-brand points of sales (franchised operated stores, or “FOS”, and galleries). Natuzzi sales generated by these third-party operated points of sale were €213.2 million in 2020, down 7.7% compared to 2019, as a result of a 17.5% decrease in the Americas, a 3.2% decrease in the EMEAI and a 1.7% decrease in the Asia-Pacific region.

Sales generated by the unbranded wholesale division, addressing the mass-merchant distribution, were €45.9 million in 2020, down 37.2% from €73.2 million in 2019.

In 2020, unbranded sales, particularly those from the Americas, which are entirely served by our operations in Asia, were penalized by the shortage in shipping containers and limited availability of some raw materials, as a result of the pandemic-related disruption.

In the last years, the unbranded division has also been negatively affected by the trade dispute between the U.S. and China and, more generally, by rising price competition. In light of the tariffs imposed by the U.S. on goods imported from China, the Company has started to outsource in Vietnam part of its unbranded production for some key accounts in the U.S. The gradual increase of the outsourced production in Vietnam of unbranded products for the North American market continued also in 2020. The Company expects to serve most of its mass-merchant distributors located in North America through such Vietnamese outsourced production by the end of this year.

In addition, the Private label performance has been affected by the severity of the crisis faced by brick-and-mortar distributors, particularly evident in the U.S., which have been struggling with a shift to online shopping. Therefore, some of the Company’s historical partners are restructuring their retail assets, resulting in a reduction of their points of sales.

As part of the general review of the Group’s manufacturing footprint, the Company continues to explore further external industrial capacity in tariffs-free and low-cost European countries, to regain volumes and competitiveness also in the EMEAI market.

Cost of Sales in 2020 was €225.1 million (or 68.6% as a percentage of revenue), as compared to €271.9 million (or 70.3% of revenue) in 2019.

In 2020 and 2019, the Group continued to implement its program aimed at reducing the redundant workforce. In 2020, the Group accounted for labor-related costs of €6.6 million, of which €1.0 million for the incentive program to reduce the redundant workforce at the Italian plants, €4.1 million for the accrual made for legal proceedings risks and €1.5 million for labor-related costs in connection with the downsize of the Group’s Chinese factory, which was completed in July 2020. In 2019, the Group accounted for labor-related costs of €5.1 million, of which €3.1 million for the incentive program to reduce the redundant workforce at the Italian plants, and €2.0 million for the accrual made for legal proceedings risks.

Gross Profit. During 2020, the consolidated gross margin was equal to 31.4%, compared to 29.7% in 2019, notwithstanding decreasing sales. In 2020, the Group benefitted from the adoption of COVID-related temporary measures granted by different public authorities to lower the labor costs (see Note 40 to the Consolidated Financial Statements), in addition to lower prices of raw materials compared to 2019, a better product mix (i.e., higher sales of Natuzzi branded products compared to low-margin Private Label sales), and lower fixed costs resulting from the rightsizing of the Chinese manufacturing plant.

Selling expenses, administrative expenses, impairment on trade receivables and other income/expenses in 2020 were €113.8 million (or 34.7% on revenue) compared to €137.5 million (or 35.5% on revenue) in 2019.

The reduction in 2020 was mainly attributable to the adoption of temporary COVID19-related measures granted by different public authorities to lower the cost of labor, COVID-19 rent concessions, lower custom duties, for products manufactured in China and delivered mainly to the North American market, COVID-19 grants obtained from certain governments as well as savings in certain operating expenses.

Specifically, the Group recognised rent concessions of €1.8 million as a reduction of the selling expenses for the year ended December 31, 2020. In addition, during 2020, the Group received COVID-19 grants from certain governments (€1.5 million), including the U.S. government, as part of the actions to provide assistance to entities in the current conditions caused by the COVID-19 pandemic. Further, the management cut operating expenses, such as fairs, advertising, promotion and travel expenses for a total saving of €5.2 million.

In 2020, the Company accrued less impairment on trade receivables.

2020 selling expenses also include impairment losses for non-financial assets related to our retail operations in UK, France and Mexico (for a total of €2.4 million), whose recoverable carrying amount was adversely affected by the pandemic. In particular, the goodwill of €1.9 million related to our retail operations in Mexico was fully impaired. In fact, in 2020, this CGU was severely affected by the COVID-19 pandemic and the restriction measures taken to contain it, including the lockdown period. The recoverable amount of this CGU was based on its value in use, determined by discounting the future cash flows to be generated from the continuing use of the CGU. The carrying amount of such CGU was determined to be higher than its recoverable amount and an impairment loss of €1.9 million was recognised in profit or loss for the year ended December 31, 2020.

For further details, see Notes 34 and 35 to the Consolidated Financial Statements.

Operating Loss. The Group reported an operating loss of €10.6 million in 2020 versus an operating loss of €22.5 million in 2019 due to the factors described above. Furthermore, as indicated in Note 40 to the Consolidated Financial Statements, during 2020, the Group benefitted from the salary and wage subsidy programme for workers and employees introduced by the governments of Italy and other countries as part of support measures extended to manufacturers in response to the COVID-19 pandemic for the loss of revenue. Such governmental measure allowed the Group to pay temporarily laid off workers and employees a reduced salary or wage for a certain period, starting from March 2020 and until December 31, 2020. Such benefits received by the Group for the year ended December 31, 2020 amount approximately to €13.6 million and they were recorded as a reduction in the labour costs included in the cost of sales, selling expenses and administrative expenses.

Net finance income/(costs). The Group had net finance costs of €11.4 million in 2020 as compared to net finance costs of €9.9 million in 2019. Net finance costs of 2020 include:

—	finance income of €0.3 million (€0.4 million in 2019);
—	finance costs of €7.8 million (€7.9 million in 2019);
—	net exchange rate losses of €3.9 million (net exchange rate losses of €2.4 million in 2019).

The Group recorded net exchange rate losses of €3.9 million in 2020, as compared to net exchange rate losses of €2.4 million in 2019. The net exchange rate losses in 2020 primarily reflected the following factors:

—

a net realized gain of €0.3 million in 2020 (as compared to a net realized loss of €0.8 million in 2019) on domestic currency swaps due to the difference between the forward rates of the domestic currency swaps and the spot rates at which the domestic currency swaps were closed (the Group uses forward rate contracts to hedge its price risks against unfavorable exchange rate variations);

—	a net realized loss of €2.8 million in 2020 (compared to a net realized gain of €1.6 million in 2019), from the difference between invoice exchange rates and collection/payment exchange rates;
—	a net unrealized gain of €0.5 million in 2020 (compared to an net unrealized loss of €0.7 million in 2019), from the mark-to-market evaluation of domestic currency swaps;
—	a net unrealized loss of €1.5 million in 2020 (compared to a net unrealized loss of €0.5 million in 2019) on trade receivables and payables;
—

a net unrealized loss of €0.4 million in 2020 (compared to a net unrealized loss of €2.0 million in 2019), from the translation of non-monetary assets for those subsidiaries adopting Euro as their functional currency.

The Group does not use hedge accounting and records all fair value changes of its domestic currency swaps in its statement of profit or loss.

Income Taxes. In 2020, the Group’s income taxes were €4.3 million, compared to €2.3 million reported in 2019. The Group had an effective tax rate of 21.11% on its profit/(loss) before taxes and non-controlling interests, compared to the Group’s effective tax rate of 7.45% reported in 2019. 2020 income taxes include also a withholding tax accrued to move cash from our Chinese dormant subsidiary, that the Company expects to liquidate within 2021.

Profit/(loss) for the year. As a result of the above-mentioned factors, the Group reported a loss of €24.9 million in 2020, as compared to a loss of €33.7 million in 2019. On a per-ordinary share basis, the Group had loss of €0.45 in 2020, as compared to loss of €0.61 in 2019.

2019 Compared to 2018

Please refer to the Company’s annual report on Form 20-F filed with the SEC on June 15, 2020.

Liquidity and Capital Resources

Our business has relied on cash flows from operations as well as borrowings under our credit facilities as our primary sources of liquidity. Our liquidity may be adversely affected by the outbreak of COVID-19 and relevant supply-chain disruption. See “Item 3. Key Information—Risk Factors— The global outbreak of COVID-19 has had, and is expected to continue to have, an adverse impact on our business, operations and results”.

In response to the impact of COVID-19, we have been implementing a number of measures to minimize cash outlays, including, among others, managing workforce costs, delaying capital expenditures and minimizing discretionary expenses. We continue to negotiate with third parties to whom we have payment obligations. These negotiations may include changes in the cadence of payments to vendors, modifications to rent and other obligations. We plan to utilize our credit facility, and we may pursue other sources of capital that may include other forms of external financing, or the disposal of non-strategic assets in order to increase our cash position and preserve financial flexibility in response to the international uncertainty resulting from COVID-19. See Note 3(f) to the Consolidated Financial Statements.

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

In 2020, the Group reported an operating loss of €10.6 million, compared to operating loss of €22.5 million in 2019.

As of December 31, 2020, the Group’s cash and cash equivalents amounted to €48.2 million, its long-term borrowings amounted to €16.4 million, including the current portion of €7.1 million, and its bank overdrafts and short-term borrowings amounted to €30.8 million. Furthermore, as of December 31, 2020, the unused portion of credit facilities available to the Group, for which no commitment fees are due, amounts to €23.9 million. Such unused portion is related to a non-recourse factoring agreement for export-related trade receivables (€15.1 million), borrowings to be secured with trade receivables (€6.8 million) and bank overdrafts (€2.0 million). See Note 25 to the Consolidated Financial Statements

As of December 31, 2020, the Group’s Net Financial Position was negative at €52.6 million, compared to a negative net financial position of €60.2 million at the end of 2019. See Notes 17, 19, 20 and 25 to the Consolidated Financial Statements.

Although we had €48.2 million in cash and cash equivalents as at December 31, 2020, €6.0 million of this amount is located at our Chinese subsidiaries. If management intends to move this cash from China by way of a dividend distribution, a withholding tax of 10% and the income taxes in Italy (equal to 24.0% on 5% of the dividends distributed) would have to be paid.

Management believes that the Group’s plans to recover efficiency and competitiveness and the actions to mitigate the adverse effects of COVID-19, combined with the cash and cash equivalents and unused credit facilities as at December 31, 2020 will be sufficient to fund working capital needs, capital expenditures and other contractual obligations as they fall due within one year from the date of the approval of the consolidated financial statements as at December 31, 2020. See Note 3(f) to the Consolidated Financial Statements.

Cash Flows — The Group’s cash and cash equivalents, net of bank overdraft, were €46.1 million as of December 31, 2020 compared to €37.8 million as of December 31, 2019. The most significant changes in the Group’s cash flows between 2020 and 2019 are described below.

In 2020, net cash provided by operating activities was €12.3 million. In 2019, net cash provided by operations was €4.7 million.

During 2020, the Group continued to reduce net working capital as a result of: a) €4.8 million as positive contribution from the improvement in inventories; b) €7.1 million as negative contribution from trade and other receivables; c) €17.8 million as positive contribution from trade and other payables.

In particular, the negative contribution from trade and other receivables was mainly attributable to the different accounting treatment of trade receivables under the securitization agreement renewed in July 2020. Specifically, in 2020 the Parent sold trade receivables to a financial institution for cash advances (see Notes 15 and 30(C)(iii) to the Consolidated Financial Statements, for further details). These trade receivables have not been derecognized from the statement of financial position, because the Parent retains substantially all of the risks and rewards – primarily credit risk. The amount received on their transfer has been recognised as a secured bank borrowing (see Note 25 to the Consolidated Financial Statements).

During 2020, the Group used €3.8 million of cash to pay one-time termination benefits and €0.4 million of cash in connection with the employees’ leaving entitlement.

Net cash provided by investment activities in 2020 was €2.3 million as compared to net cash used by investment activities of €3.3 million in 2019. The cash provided by investing activities in 2020 was mainly related to the consideration received for the disposal of the land located in the Santeramo in Colle “Jesce” area, just few miles away from the Company’s headquarters. In addition, in 2020 the Company received €2.3 million as dividend distribution from the equity-accounted investees located in China. Furthermore, the Company used cash mainly for the additions in machinery and equipment, leasehold improvements and software.

Cash used in financing activities in 2020 was €5.6 million (compared to €24.2 million of cash used in financing activities in 2019), mainly due to long-term borrowing proceeds of €0.9 million, €2.7 million of long-term borrowing repayments, €9.9 million of payment of lease liabilities and €6.5 million of short-term borrowings proceeds, the latter caused mainly by different accounting treatment of trade receivables under the securitization agreement renewed in July 2020.

As of December 31, 2020, the Group’s long-term contractual cash obligations and commercial commitments (whose amounts are gross and undiscounted and include contractual interest payments) amounted to €111.8 million, of which €51.5 million comes due in 2021. See “—Contractual Obligations and Commitments”.

The Group’s discounted value of long-term borrowings represented 22.1% of Equity attributable to the Owners of the Company as of December 31, 2020 (17.9% as of December 31, 2019) (see Note 19 to the Consolidated Financial Statements). During 2019, the Company made all installment payments related to its long-term-borrowings.

Starting from January 1, 2019, as a consequence of the application of the IFRS 16 accounting principle for the treatment of leasing (see Note 5(C) to the Consolidated Financial Statements) the Group also records lease liabilities.

As of December 31, 2020, gross and undiscounted amount, also including contractual interest payments related to the Group’s lease liabilities amounted to €62.7 million, of which €13.0 million comes due in 2021. See “Item 5. Operating and Financial Review and Prospects—Contractual Obligations and Commitments”. The Group’s undiscounted value of lease liabilities represented 84.3% of Equity attributable to the Owners of the Company as of December 31, 2020 (66.1% as of December 31, 2019) (see Note 20 to the Consolidated Financial Statements).

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

As of December 31, 2020, the undiscounted Group’s long-term borrowings consisted of €18.4 million (including €7.6 million of the current portion of such debt) and its short-term borrowings consisted of €30.8 million outstanding under its existing lines of credit, comprised entirely of bank overdrafts and short-term borrowings. The undiscounted lease liabilities amounted to €62.7 million (including €13.0 million as current portion).

The Group maintains cash and cash equivalents in the currencies in which it conducts its operations, principally Euros, Chinese Yuan, U.S. dollars, New Romanian Leu, British pounds and Canadian dollars.

The following table sets forth the contractual obligations and commercial commitments of the Group as of December 31, 2020 (the amounts are gross and undiscounted and include contractual interest payments):

	Payments Due by Period (thousands of euro)
Contractual Obligations	Total	Less than 1 year	1-2 years	2-5 years	After 5 years
Long-term borrowings	18,366	7,602	2,642	5,663	2,459
Bank overdrafts and short-term borrowings	30,812	30,812	—	—	—
Total Debt	49,178	38,414	2,642	5,663	2,459
Leases liabilities (1)	62,654	13,039	11,503	23,958	14,154
Total Contractual Cash Obligations	111,832	51,453	14,145	29,621	16,613

(1)	Lease liabilities relate to the Group’s lease contracts for buildings of its retail stores, warehouses, factory facilities and vehicles. See Notes 9 and 20 of the Consolidated Financial Statements.

Under Italian law, the Company and its Italian subsidiaries are required to pay a termination indemnity to their employees when these cease their employment with the Company or the relevant subsidiary. Likewise, the Company and its Italian subsidiaries are required to pay an indemnity to their sales agents upon termination of the sales agent’s agreement. As of December 31, 2020, the Group had accrued an aggregate employee’s leaving entitlement of €15.7 million. In addition, as of December 31, 2020, the Company had accrued an aggregate sales agent termination indemnity of €1.0 million. See Notes 21 and 23 of the Consolidated Financial Statements. These amounts are not reflected in the tables above.

In addition, in light of the extraordinary challenges imposed by COVID-19 on the Group, on February 28, 2020, the Parent’s majority shareholder entered into an agreement with it setting forth its undertaking, should the Parent so request, to make advance payments of up to €15.0 million to satisfy the subscription price of a future rights issue. On February 28, 2020, the Parent requested an initial payment of €2.5 million which it received on March 2, 2020. As at December 31, 2020, such amount has been included in the caption “Other payables” of the consolidated statement of financial position as, should the share capital increase not take place before December 31, 2021, it will be reimbursed to Parent’s majority shareholder. See Note 27 to the Consolidated Financial Statements.

As at December 31, 2020, within the provision for legal claims, €12.3 million (€9.8 million as at December 31, 2019) refers to the probable contingent legal liability related to legal procedures initiated by 154 workers against the Company for the misapplication of the social security procedure called CIGS (Cassa Integrazione Guadagni Straordinaria). According to the CIGS procedure, the Company pays a reduced salary to the worker for a certain period of time based on formal agreements signed with the trade unions and other public social parties. In particular, these 154 workers are claiming in the legal procedures that the Company applied CIGS during the period from 2004 to 2016 without foreseeing any time rotation. In May 2017, the Company received from the Italian Supreme Court of Justice (“Corte di Cassazione”) an adverse verdict for the above litigation related to only two workers. Based on this unfavorable verdict, the Company, with the support of its legal counsel, has assessed that the liability for legal procedures initiated by all 154 workers is €12.3 million. See Note 23 to the Consolidated Financial Statements.

The Group is involved in a number of claims (including tax claims) and legal actions arising in the ordinary course of business. As of December 31, 2020, the Group had accrued total provisions relating to these contingent liabilities in the amount of €13.2 million. See “Item 8. Financial Information—Legal and Governmental Proceedings” and Note 23 to the Consolidated Financial Statements.

Trend information

The recovery of the global economy is subject to a number of factors, most of which remain uncertain.

While the overall economic conditions are expected to improve over 2021, uncertainties surrounding the near-term still remain, with particular reference to the dynamics of the COVID-19 pandemic and the different speed of vaccination campaigns among various countries. The rebound in global demand and additional fiscal measures are supporting global activity. In this context, persistently high infection rates, the spread of virus mutations, and the related implementation of containment measures are weighing on economic activity in the short term, with particular reference to Europe. Looking ahead, the ongoing vaccination campaigns, together with the envisaged gradual relaxation of containment measures, underpin the expectation of a firm rebound in economic activity in the course of 2021.

In the United States, the outlook for activity is supported by the fiscal stimulus enacted in late December 2020, which is expected to boost growth this year. Following a slowdown in consumer spending in late 2020, the government stimulus cheques provided a boost to households’ income and the savings ratio. High-frequency credit card data and retail sales showed a strong rebound in the first months of 2021. Headline consumer price inflation remained unchanged. However, the short-term inflation outlook points towards strong base effects, which may push inflation to above 2%.

In the EU, economic data and indicators point to continued economic weakness in the first months of 2021 driven by the persistence of the pandemic and the associated containment measures. Although fiscal policy measures are supporting households and firms, consumers remain cautious in the light of the pandemic and its impact on employment and earnings.

In the United Kingdom, economic data indicate a sharp economic downturn owing to the renewed hard lockdown at the start of the 2021. A negative contribution from inventories may aggravate the downturn, as initial disruptions at the EU-UK border together with lower levels of uncertainty on completion of the trade deal have contributed to some destocking. However, fast progresses on vaccination could kick off a rebound in growth, supported by a rise in consumption. The EU-UK trade deal, which ensures tariff-free and zero quotas goods trade, helped avoid trade disruptions at the turn of the year. Therefore, the economy is projected to follow a more positive output and trade trajectory over the projection horizon. Annual consumer price inflation is expected to pick up sharply in the near term.

In China, economic activity surprised positively in the fourth quarter, suggesting that the recovery from the pandemic continues unabated. Activity recovered swiftly on the back of a rebound in production, supported by government investment and strong external demand. Overall, the Chinese economy has returned to its pre-pandemic growth trajectory. China’s GDP grew by 2.3% in 2020 and the latest higher-frequency data still suggest continued robust growth, albeit pointing to a more moderate momentum. Consumption recovered more gradually, but consumer confidence has grown substantially over the past year, and consumption expenditure has almost fully recovered to 2019 levels as fears about a resurgence of the virus have subsided.

In central and eastern European EU Member States, economic growth continued to recover in the fourth quarter of 2020. Looking ahead, assuming that COVID-19 restrictions will be eased in the coming months, activity is projected to gradually regain momentum, supported by an accommodative fiscal and monetary stance.

Total Group’s order flow through the first 13 weeks of 2021 — The robust trend in order backlog (sales orders received and confirmed by the client) that characterized the second half of 2020 has continued during the first part of 2021. Total sales orders received and confirmed by the client during the first 13 weeks of 2021 was up 18.5% versus the same period of the prior year, increasing across almost all the regions, with the exception of the west & southern Europe region, whose performance has been adversely affected by the strict lockdown measures in place.

Considering the global evolution of the contagion and the uncertainties related to its duration and intensity, also in consideration of the inhomogeneous speed of the vaccine coverage in different countries, it is not possible to determine the likely extent of the economic and social effects of the COVID-19 pandemic on international markets and, consequently, on the Group’s business for the full current year.

Off-Balance Sheet Arrangements

As of December 31, 2020, neither Natuzzi S.p.A. nor any of its subsidiaries was a party to any off-balance sheet arrangements.

Related Party Transactions

Please see “Item 7. Major Shareholders and Related Party Transactions” of this Annual Report.

New Accounting Standards under IFRS

The standards, amendments and interpretations issued by the International Accounting Standards Board (“IASB”) that will have mandatory application in 2021 or subsequent years are listed below.

In May 2017 the IASB issued IFRS 17 “Insurance Contracts” which establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts issued as well as guidance relating to reinsurance contracts held and investment contracts with discretionary participation features issued. IFRS 17 is effective on or after January 1, 2023 with early adoption allowed if IFRS 15 “Revenue from Contracts with Customers” and IFRS 9 “Financial Instruments” are also applied. The IASB issued certain amendments to such standard in June 2020. The Group does not expect any impact from the adoption of such standard.

In January 2020 the IASB issued amendments to IAS 1 “Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current” to clarify how to classify debt and other liabilities as current or non-current, and in particular how to classify liabilities with an uncertain settlement date and liabilities that may be settled by converting to equity. These amendments are effective on or after January 1, 2022. The Group does not expect any material impact from the adoption of these amendments.

In May 2020, the IASB issued certain amendments to IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”, specifically related to “Onerous contracts - Cost of Fulfilling a Contract”. These amendments specify which costs an entity includes in determining the cost of fulfilling a contract for the purpose of assessing whether the contract is onerous. The amendments are effective for annual reporting periods beginning on or after 1 January 1, 2022 and apply to contracts existing at the date when the amendments are first applied. Earlier application is permitted. The Group does not expect any material impact from the application of these amendments.

In May 2020, the IASB issued an amendment to IFRS 1 “First-time Adoption of International Financial Reporting Standards”. Such amendment simplifies the application of IFRS 1 for a subsidiary that becomes a first-time adopter of the IFRS after its parent. The amendment is effective for annual periods beginning on or after January 1, 2022. Earlier application is permitted. The Group does not expect any impact from the application of this amendment.

In May 2020, the IASB issued amendments to IAS 16 “Property, Plant and Equipment”. These amendments provide guidance on the accounting for sales proceeds and related production costs of items produced in the process of making an item of property, plant and equipment available for its intended use. Under the amendments, an entity recognises proceeds from selling items before the related item of property, plant and equipment is available for use in profit or loss, together with the costs of producing those items. IAS 2 “Inventories” is applied in identifying and measuring these production costs. The amendments also clarify that testing whether an item of property, plant and equipment functions properly means assessing its technical and physical performance rather than its financial performance. No disclosure requirements have been added to IAS 16 for sales of items that are an output of a company’s ordinary activities: the disclosure requirements of IFRS 15 “Revenue from Contracts with Customers” and IAS 2 will apply in such cases. The amendments are effective for annual periods beginning on or after January 1, 2022. Earlier application is permitted. The Group does not expect any impact from the application of this amendment.

In May 2020, as part of its process to make non-urgent but necessary amendments to IFRS Standards, the IASB issued the “Annual Improvements to IFRS Standards 2018–2020”. These amendments are effective for annual reporting periods beginning on or after January 1, 2022 with earlier application permitted. The Group does not expect any material impact from the applications of such amendments.

In May 2020, the IASB issued amendments to “IFRS 3 — Business combinations” to update a reference in IFRS 3 to the “Conceptual Framework for Financial Reporting” without changing the accounting requirements for business combinations. These amendments are effective on or after January 1, 2022. The Group does not expect any material impact from the adoption of these amendments.

In June 2020, the IASB issued amendments to “IFRS 4 — Insurance Contracts” which defer the expiry date of the temporary exemption from applying IFRS 9 to annual periods beginning on or after January 1, 2021. The Group does not expect any impact from the adoption of these amendments.

In July and May 2020, the IASB issued amendments to IAS 1 “Presentation of Financial Statements”. These amendments clarify the following in relation to the classification of liabilities as current or non-current: (i) the right to defer settlement for at least 12 months after the reporting period must have substance and exist at the reporting date – i.e. the requirement for the right to be “unconditional” has been removed; (ii) the classification of liabilities is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and (iii) settlement of a liability includes transferring an entity’s own equity instruments to the counterparty. If a liability has any conversion options that involve a transfer of an entity’s own equity instruments, then these generally affect the liability’s classification as current or non-current, unless these conversion options are recognised as equity under IAS 32. The amendments are effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted. The Group does not expect any material impact from the application of these amendments.

In August 2020, the IASB issued amendments to IFRS 9 “Financial Instruments”, IAS 39 “Financial Instruments: Recognition and Measurement”, IFRS 7 “Financial Instruments: Disclosures”, IFRS 4 “Insurance Contracts” and IFRS 16 “Leases”, collectively the “Interest Rate Benchmark Reform – Phase 2”. These amendments address issues that might affect financial reporting as a result of the reform of an interest rate benchmark, including the effects of changes to contractual cash flows or hedging relationships arising from the replacement of an interest rate benchmark with an alternative benchmark rate. The amendments provide practical relief from certain requirements in IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 relating to: (i) changes in the basis for determining contractual cash flows of financial assets, financial liabilities and lease liabilities; and (ii) hedge accounting. Further, such amendments will require the Group to disclose additional information about its exposure to risks arising from the interest rate benchmark reform and related risk management activities. The amendments are effective for annual periods beginning on or after January 1, 2021. Earlier application is permitted. Application will not impact amounts reported for 2020 or prior periods. The Group does not expect any material impact from the application of these amendments.

In February 2021, the IASB issued amendments to IAS 1 “Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies” which require companies to disclose their material accounting policy information rather than their significant accounting policies and provide guidance on how to apply the concept of materiality to accounting policy disclosures. These amendments are effective on or after January 1, 2023. The Group does not expect any material impact from the adoption of these amendments.

In February 2021, the IASB issued amendments to IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates” which clarify how companies should distinguish changes in accounting policies from changes in accounting estimates. These amendments are effective on or after January 1, 2023. The Group does not expect any material impact from the adoption of these amendments.

In March 2021, the IASB issued an amendment that allows a one-year extension (i.e., June 30, 2022) to the practical expedient for “COVID-19 related rent concessions” under IFRS 16 “Leases”. The 2021 amendment is effective for annual reporting periods beginning on or after April 1, 2021. Lessees are permitted to apply it early. The Group does not expect any material impact from the adoption of this amendment.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

As of the date of this Annual Report, the Board of Directors consists of nine members, all elected, except for Mr. Marco Caneva, Mr. Alessandro Musella and Mr. Pasquale Junior Natuzzi, at the Company’s annual general shareholders’ meeting held on April 30, 2018 for a three-year period. As of the date of this Annual Report, the directors and senior executive officers of the Company were as follows:

Name	Age	Position within the Company
Pasquale Natuzzi (1)	81	Chairman of the Board of Directors, CEO and Chief Commercial Officer
Pasquale Junior Natuzzi (3)	31	Chief Creative & Marketing Officer and Regional Manager Emerging Markets
Antonia Isabella Perrone (1)	52	Non-executive Director
Paolo Braghieri (1)	68	Non-executive Director
Marco Caneva (2)	52	Non-executive Director
Giuseppe Antonio D’Angelo (1)	56	Non-executive Director
Alessandro Musella (3)	51	Non-executive Director
Vincenzo Perrone (1)	58	Non-executive Director
Stefania Saviolo (1)	56	Non-executive Director
Vittorio Notarpietro	58	Chief Financial and Legal Officer
Pirluigi Binetti	46	Chief Auditor
Pierangelo Colacicco	52	Chief Technology & Digital Innovation Officer
Annunziata Natuzzi	57	Chief HR & Organization Officer
Ottavio Milano	55	Chief Operations Officer
Umberto Longobardo	55	Chief Quality & Customer Care Officer
Domenico Ricchiuti	45	Chief Product Development & Process Innovation
Matteo Sambugaro	35	Chief Transformation Officer
Italia Casalino	47	Global Business Retail Channel Director
Cosimo Bardi	46	Global Business Wholesales Channel Director
Giovanni Tucci	50	Global Business Wholesales Channel Private Label Director

(1)	Elected at the Company’s annual general shareholders’ meeting held on April 30, 2018 for a three-year period.
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

Pasquale Natuzzi is the Chairman of the Board of Directors and CEO. He founded the Company in 1959. Mr. Natuzzi held the title of sole director of the Company from its incorporation in 1972 until 1991, when he became the Chairman of the Board of Directors. Mr. Natuzzi has creative skills and is directly involved with brand development and product styling. He takes care of strategic partnerships with existing and new accounts. At the end of 2019, he also assumed the role of Chief Commercial Officer.

Pasquale Junior Natuzzi is the Chief Creative & Marketing Officer and the Regional Manager Emerging Markets. Son of the Company’s founder and CEO Pasquale Natuzzi, he joined the Group in 2012 as Marketing Program Manager and was appointed Global Communication Director in 2016 and Deputy Creative Director in 2017. He is responsible for defining the Group’s strategy with regard to style and creativity and the development of new products (also as a result of collaborations with internationally well-known designers), managing the transformation of the Company from a furniture player to a lifestyle brand. He is a member of the National Council of Assarredo, the Italian Association representing furniture companies, and oversees FederLegnoArredo Sustainability Task Force (design, sustainability, and synergies for the leadership of the Italian wood/furniture sector).

Antonia Isabella Perrone is a non-executive Director. In 1998, she was appointed sole director of a company in the agricultural-food sector, wholly owned by the Natuzzi Family. She joined the Group in 1994, dealing with marketing and communication for the Italian market under the scope of retail development management until 1997. She has been married to Pasquale Natuzzi since 1997.

Paolo Braghieri is a non-executive Director of the Company. In 2017 he founded and is the controlling shareholder of G.B.C. S.A., a real estate company. From 2009 through 2016, he served as CEO and general manager of GE Capital Interbanca. From 2004 through 2008 he was a general manager of Interbanca S.p.A. and from 2001 through 2004 he acted as country manager and head of the corporate and investment banking division of ABN Amro in Italy. From 1991 through 2001, he worked at Credit Suisse First Boston in London and was responsible for the management of corporate finance transactions involving Italian clients. He started his banking career as a credit analyst at The Chase Manhattan Bank N.A. where he held various positions in the investment banking division of the London, Rome and Milan branches from 1980 through 1991. He served as member of the board of directors and of the executive committee of Sorin S.p.A. (2006-2009) and as member of the board of directors of IMA S.p.A. (2004-2006). He is a member of the Advisory Board of the Department of Mechanical Engineering of the Polytechnic of Milan since 2016. He earned his degree in Mechanical Engineering from the Polytechnic of Milan and his MBA from the Polytechnic of Milan School of Management.

Marco Caneva is a non-executive Director of the Company. Since 2010, he has been a director at large IT-focused companies, such as Phase Motion Control, FOS Group, BaoSteel Italia, an Italy-based joint venture controlled by Chinese giant BaoSteel, and Aurora Imaging Technology. He also served as director on the boards of several other companies, including, Italmatch Chemicals and Gruppo Partecipazioni Industriali S.p.A, the holding company of Pirelli & C. S.p.A., as well as Chairman of the board of Paramed, an Italy-based MRI manufacturer, and its U.S. subsidiary. He started his professional career working in the investment banking department of Goldman Sachs and, from 2009 to 2017, he served as Chief Investment Officer of Hofima S.p.A. In 2017, he founded Calit Advisors, a financial advisory and investment firm based in Italy, Ireland, and California.

Giuseppe Antonio D’Angelo is a non-executive Director of the Company and is the Executive Vice President of Anglo-America & CIS regions with Ferrero International SA. Before joining Ferrero in 2009, he acquired significant international experience in general management of multinational companies such as General Mills (from 1997 to 2009), S.C. Johnson & Son (from 1991 to 1997) and Procter & Gamble (from 1989 to 1991). Mr. D’Angelo earned his Bachelor of Arts degree in Economics from LUISS University of Rome in 1988. He received certification from Harvard Business School in the Advanced Management Program in 2004.

Alessandro Musella is a non-executive Director of the Company. He is a partner at the law firm BonelliErede, where he focuses on corporate compliance, corporate governance and digital innovation. He is also a non-executive director of Global Assistance S.p.A. and a former member of the Supervisory Board of Equens Worldline SE. He is a member of the Italian bar and holds a law degree from the University of Genoa.

Vincenzo Perrone is a non-executive Director of the Company and is Professor of Organizational Theory and Behavior at Bocconi University,Milan, Italy, where he also previously served as Director of the Organizational and Human Resource Management Department of the Bocconi School of Management (1996-2002), Chairman of the Institute of Organization and Information Systems (2001-2007) and Vice-Rector for Research (2008-2012). He was a visiting professor at Carlson School of Management at the University of Minnesota from 1992 to 1994. He currently serves on the board of publishing company Egea S.p.A. (since June 2009) and of Aviva Italia Holding (since 2015), an insurance company where he also serves as a member of the risk, auditing and remuneration committees. He has prior experience as a member of the board of directors of ClarisVita S.p.A. (2003-2005), ACTA S.p.A. (2004), IP Cleaning S.p.A. (2004-2008) and Società Autostrada Pedemontana Lombarda S.p.A. (2009-2011) and served on the advisory boards of Arthur Andersen MBA S.r.l. (1999-2000) and SAP Italia S.p.A. (2000-2001), as a member of the Technical and Scientific Oversight Board for procurement studies overseen by the Ministry of Economy and Finance – Treasury Department, on board committees responsible for awarding public tenders organized by Consip S.p.A. (2000-2003), on the Technical Committee for Research and Innovation of Confindustria (2004-2008) and on the Technical Commission for Public Finance at the Ministry of Economy and Finance (2007-2008). He has served as the Director of the Bocconi School of Management’s Economia & Management journal and has served as a reviewer for the Academy of Management Journal, Academy of Management Review, Organization Science (editorial board member) and Journal of International Business Studies. He has published several books and articles both in Italian and international journals.

Stefania Saviolo is a non-executive Director of the Company. She is currently Professor of Management at Bocconi University and SDA Bocconi School of Management where, since 2013, she has been the Director of the Luxury & Fashion Knowledge Center and, since 2001, founder and director of the Master in Fashion, Experience & Design Management in partnership with Fondazione Altagamma. She was a visiting scholar at the Stern School of Business, New York University and served as a visiting professor at Fudan University in Shanghai, China. She is a member of the board of directors of TXT e-solutions, a listed international software products and solutions vendor, where she is also member of the risk committee and President of the remuneration committee. She has gained expertise in brand and retail management, product marketing and international strategies as a senior consultant for international fashion, luxury and design companies. She is the author and co-author of several books and articles published internationally, particularly in the luxury, fashion and design industries.

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

Pierluigi Binetti is the Chief Auditor of the Group. He joined the Group in June 2020 and is responsible for providing assurance to the Board of Directors and the Audit Committee that the Group’s processes and internal controls are effective and properly designed to mitigate financial reporting and business risks of the Group. During his professional career, he has covered different roles in leading accounting and consulting firms, including KPMG Italy, in which he covered for several years the role of “audit senior manager”.

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

Annunziata (Nunzia) Natuzzi is the Chief HR & Organization Officer of the Group. She is responsible for supporting the implementation of the Group’s strategy through an HR global management system that supports the continuous development of the Group’s internal competences in accordance with its business priorities. She joined the Company in 1981. She initially worked in the Production Department and later moved to other departments in order to gain knowledge of the entire production process. For more than 10 years she worked in the commercial department for different crountries, including Italy.  She worked in the Human Resources Department from 1990 to 2008, then worked as a Project Management Officer for the Managing Director until 2012, and eventually returned to work in the HR department. Annunziata Natuzzi is the daughter of Pasquale Natuzzi.

Ottavio Milano is the Chief Operations Officer of the Group. He joined the Group in 1992 and is responsible for worldwide operations, including the Group’s purchases and its supply chain. Ottavio has worked with the Group for over 30 years, during which he held roles of increasing responsibility as Controlling Director, General Manager of Natco S.p.A., until becaming CEO of the company of the Italsofa Nordeste Group and Chief Commercial Officer of South Americas.

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

Domenico Ricchiuti has been the Chief Product Development & Process Innovation Officer of the Group from March 2020. He joined the Group in 2009 as Total Quality and Lean Manager and built his professional career in roles of ever-increasing responsibility in process and product improvement projects until becoming Product Development and Innovation Director in 2018 for all product categories with the goal to coordinate all processes and activities related to product innovation, development and industrialization.

Matteo Sambugaro is the Chief Transformation Officer. He is responsible for managing the Transformation Team’s activities with the goal to coordinate and ensure the implementation of the initiatives defined in the multi-year Transformation Plan. He joined the Group in January 2019 as Senior Professional Strategy & Business Plan Execution, after over nine years of experience in strategy consulting, of which eight years at Roland Berger, one of the leading strategy consulting firms worldwide. In his career, he has worked on more than 30 projects for multinational companies in the United States, Germany, Italy, Austria and the

Netherlands. He holds a master degree in Statistics and Management. He studied at the University of Padova (Italy), Aarhus Business School (Denmark) and HAAS School of Business at the University of California Berkeley (United States).

Italia Casalino is the Global Business Retail Channel Director of the Group. She joined the Group in September 2019 and is responsible for carrying out the Group’s retail strategy and managing its business performances. After earning a bachelor in Business Administration at the University of Bari, Italy, she pursued an MBA at the Tagliacarne Institute of Rome, Italy. She built her 20-year professional experience in the retail and wholesale business at companies like Indesit, where she served as Country Manager Netherlands, and Luxottica, where she was Retail Project Director in charge of retail development in Central and East Europe for the brands Sunglass Hut, Ray-Ban and Oliver People, Oakley.

Cosimo Bardi is the Global Business Wholesales Channel Director of the Group. He is responsible for the business development and economic performance management of the Wholesales Business. He joined the Group in 2004 and held different roles until 2016, when he became Chief Style & Merchandising Officer. In this role, he was responsible for achieving strategic and budget goals for the Natuzzi Brand through the definition and management of the Natuzzi product range. In 2018, he was appointed  Global Merchandising & Business Development Wholesale Channel Director .

Giovanni Tucci is the Chief Wholesales Officer of the Private Label business division of the Group. He joined the Group in January 2013 in the Private label business division for the sole EMEA region and then obtained global responsibilities in 2016. He currently focuses on restructuring sales and margins at worldwide level with the largest global retailers and wholesalers through an articulate global manufacturing . He holds a bachelor’s degree in Economics and Business Administration and also achieved flying CPL licenses as part of his aeronautical career. He has a wide experience in marketing, merchandising and sales in both the automotive and wholesale furniture industries.

Compensation of Directors and Officers

As a matter of Italian law and under our By-laws, the compensation of executive directors, including the CEO, is determined by the board of directors, after consultation with the board of statutory auditors, within a maximum amount established by the Company’s shareholders. The Company’s shareholders determine the base compensation for all members of the board of directors, including non-executive directors. Compensation of the Company’s executive officers (for performing their role as such) is determined by the CEO. None of our directors or senior executive officers is party to a contract with the Company that would entitle such persons to benefits upon the termination of service as a director or employee.

Aggregate compensation paid by the Group to the directors and officers was approximately €3,1 million in 2020.

The compensation recognized in 2020 to each member of the Board of Directors is set forth below:

Name	Base Compensation
Pasquale Natuzzi	€60,000.00
Pasquale Junior Natuzzi	€13,836.00
Antonia Isabella Perrone	€25,000.00
Ernesto Greco**	€45,000.00
Marco Caneva	€13,836.00
Giuseppe Antonio D’Angelo*	€27,000.00
Paolo Braghieri	€27,000.00
Stefania Saviolo*	€31,200.00
Alessandro Musella	€25,000.00
Vincenzo Perrone*	€36,400.00

* The above-mentioned members of the board of directors are also members of the Nomination and Remuneration Committee, elected in May 2019 by Board Directors.

** Mr. Ernesto Greco resigned in May 2020 for personal reasons.

In 2020, approximately 61 directors and managers around the world were selected to participate in the management by objectives (“MBO”) incentive system. The Company, however, due to the COVID-19 pandemic, decided to suspend the payment of any form of bonus linked to the MBO system.

Statutory Auditors

During 2020, the Company’s statutory auditors received approximately €0.1 million in compensation in the aggregate for their services to the Company and its Italian subsidiaries. At the Company’s annual general shareholders’ meeting on April 29, 2019, the following individuals were elected to the Company’s board of statutory auditors for a three-year term. The board consists of three members, one of which is the chairman, and two alternates. None of our statutory auditors is party to a contract with the Company that would entitle such person to benefits upon the termination of service as a statutory auditor.

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

Name	Position
Stefania Saviolo	Chairman
Vincenzo Perrone	Member
Giuseppe Antonio D’Angelo	Member

Employees

The following table illustrates the breakdown of the Group’s employees by qualification and location for the periods indicated:

	As of December 31			Change	Change
Qualification	2020	2019	2018	2020/2019	2019/2018
Top managers	43	46	55	(3)	(9)
Middle managers	202	202	199	0	3
Clerks	823	874	1,035	(51)	(161)
Laborers	3,278	3,493	3,564	(215)	(71)
Total	4,346	4,615	4,853	(269)	(238)

	As of December 31			Change	Change
Location	2020	2019	2018	2020/2019	2019/2018
Italy	2,250	2,278	2,364	(28)	(86)
Outside Italy	2,096	2,337	2,489	(241)	(152)
Total	4,346	4,615	4,853	(269)	(238)

In 2020, 28 workers have voluntarily left the Company. Outside of Italy, the reduction in the number of employees is due to a contraction of production volumes.

Starting from March 2020, the Company has adopted, in agreement with the trade unions, certain social safety nets made available by the Italian Government to mitigate the impacts of the COVID-19 pandemic. This has led to a suspension of the Solidarity Facility and the CIGS which, as a result, have been extended until November 2021 and February 2020, respectively.

Share Ownership

Mr. Pasquale Natuzzi, founder of the Company and its CEO and Chairman of the Board of Directors, as of the date of this Annual Report, beneficially owns an aggregate amount of 30,967,521 Ordinary Shares, representing 56.5% of the Ordinary Shares outstanding (61.6% of the Ordinary Shares outstanding if the 5.1% of the Ordinary Shares owned by the Natuzzi Family are aggregated).

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

Each of the other directors and officers of the Company owns less than 1% of the Company’s Ordinary Shares and ADSs. None of the Company’s directors or officers has stock options.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth information, as of the date of this Annual Report, with respect to each person who beneficially owns 5% or more of the Company’s Ordinary Shares or ADSs:

	Number of Ordinary Shares owned	Percent owned
Pasquale Natuzzi (1)	30,967,521	56.5%
Mr. David L. Kanen (2)	3,062,465	5.6%

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

(2)

Aggregate amount beneficially owned through Philotimo Fund LP (5.6%), and Kanen Wealth Management, LLC, (“KWM”) (less than 0.1%) according to the Schedule 13G filed with the SEC on October 19, 2020. KWM is the general partner of Philotimo Fund LP. Mr. Kanen is the managing member of KWM.

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

As of March 31, 2021, 54,853,045 Ordinary Shares were outstanding. As of the same date, there were 4,362,342 ADSs (equivalent to 21,811,710 Ordinary Shares) outstanding. The ADSs represented 39.8% of the total number of Natuzzi Ordinary Shares issued and outstanding.

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

Related Party Transactions

The table below sets forth information about transactions entered into with related parties as at December 31, 2020 and 2019 are set forth, in millions of Euro. See Note 43 to the Consolidated Financial Statements for further details.

	31/12/2020	31/12/2019
Sales	41.6	39.9
Expenses	0.4	0.3
Amount owned by related parties	7.2	5.2
Amounts due to related parties	—	0.1

The Parent used the legal services of BonelliErede law firm, of which one of the Parent’s director is a partner, mainly for assistance with the request for a long-term loan and the sale of certain non-current assets, for a total fee amounting to €0.4 million and nil for the years ended December 31, 2020 and 2019, respectively. Amounts were billed based on market rates for such services and were due and payable under normal payment terms.

Furthermore, the Parent used the consultancy services of a former Director for assistance about business strategy, for a total fee amounting to nil and €0.1 million for the years ended December 31, 2020 and 2019, respectively. Amounts were billed based on market rates for such services and were due and payable under normal payment terms.

In light of the extraordinary challenges imposed by COVID-19 on the Group, on February 28, 2020, the Parent’s majority shareholder entered into an agreement with it setting forth its undertaking, should the Parent so request, to make advance payments of up to €15.0 million to satisfy the subscription price of a future rights issue. On February 28, 2020, the Parent requested an initial payment of €2.5 million which it received on March 2, 2020. As at December 31, 2020, such amount has been included in the caption “Other payables” of the consolidated statement of financial position as, should the share capital increase not take place before December 31, 2021, it will be reimbursed to Parent’s majority shareholder. See Note 27 to the Consolidated Financial Statements.

Other than the foregoing transactions, neither the Company nor any of its subsidiaries was a party to a transaction with a related party that was material to the Company or the related party, or any transaction that was unusual in its nature or conditions, involving goods, services, or tangible or intangible assets, nor is any such transaction presently proposed. During the same period, neither the Company nor any of its subsidiaries made any loans to or for the benefit of any related party. For further details on related party transactions, see Note 43 to the Consolidated Financial Statements.

ITEM 8. FINANCIAL INFORMATION

Consolidated Financial Statements

Please refer to “Item 18. Financial Statements” of this Annual Report.

Export Sales

Sales of upholstery products manufactured in Italy and sold outside Italy totaled approximately €101.4 million in 2020, down 7.6% from 2019. That figure represents 36% of the Group’s 2020 net leather and fabric-upholstered furniture sales.

Legal and Governmental Proceedings

The Group is involved in legal and tax proceedings, including several minor claims and legal actions, arising in the ordinary course of business. The provision recorded against these claims is €13.2 million as of December 31, 2020 (€11.1 million as of December 31, 2019). See “Item 3. Key Information—Risk factors” and Note 23 to the Consolidated Financial Statements.

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

Dividends

Since the Group reported a negative net result in 2020 and considering the capital requirements necessary to implement the restructuring of the operations and its planned retail and marketing activities, the Group decided not to distribute dividends in respect of the year ended December 31, 2020. The Group has also not paid dividends in any of the prior three fiscal years.

The payment of future dividends will depend on the Company’s earnings and financial condition, capital requirements, governmental regulations and policies and other factors. Accordingly, there can be no assurance that dividends in future years will be paid at a rate similar to dividends paid in past years or at all.

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

On April 7, 2020 the Company received notice from the NYSE that the Company was no longer in compliance with one of the NYSE’s continued listing standards for a listed company because the average closing price of the Company’s ADSs was less than US$1.00 over a consecutive 30-trading day-period (the “Dollar Price Standard”). The NYSE notified the Company that its ADSs would be delisted if it was not able to comply with the Dollar Price Standard within the applicable period. The Company regained compliance with the Dollar Price Standard on July 2, 2020.

In addition, from March 17, 2020 to August 12, 2020, the Company was not in compliance with the NYSE’s continued listing standard set forth in Section 802.01(b) of the NYSE Listed Company Manual, which requires the Company to maintain an average global market capitalization of not less than US$15 million over a consecutive 30-trading day period (the “Capitalization

Standard”). On August 12, 2020, the Company was notified by the NYSE that, since the Company’s average market capitalization was above US$15 million over a consecutive 30-trading day period, the Company was no longer at an immediate risk of suspension and delisting. The NYSE will continue to monitor the average market capitalization daily to ensure compliance with Capitalization Standard. As of April 23, 2021, the Company’s market capitalization was USD 167.0 million.

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

Board of directors — Under Italian law and pursuant to the Company’s By-laws, the Company may be run by a sole director or by a board of directors, consisting of seven to 11 individuals. The Company is currently run by a board of directors composed of nine individuals (see “Item 6. Directors, Senior Management and Employees”). The board of directors is elected by the ordinary shareholders’ meeting of the Company, for the period established at the time of election but in no case for longer than three fiscal years. A director, who may, but is not required to be, a shareholder of the Company, may be reappointed for successive terms. The board of directors has the full power of ordinary and extraordinary management of the Company and in particular may perform all acts it deems advisable for the achievement of the Company’s corporate purposes, except for the actions reserved by the applicable law or the By-laws to a vote of the ordinary or extraordinary shareholders’ meeting. See also “Item 10. Additional Information—Meetings of Shareholders.”

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

Statutory Auditors — In addition to appointing the board of directors, the ordinary shareholders’ meeting of the Company, appoints a board of statutory auditors (collegio sindacale) and its chairman, and sets the compensation of its members. The statutory auditors are elected for a term of three fiscal years, may be re-elected for successive terms and may be removed only for cause and with the approval of a competent court. Expiration of their office will have no effect until a new board is appointed. Membership of the board of statutory auditors is subject to certain good standing, independence and professional requirements, and shareholders must be informed as to the offices the proposed candidates hold in other companies prior to or at the time of their election. In particular, at least one standing and one alternate member must be a chartered public accountant.

The Company’s By-laws provide that the board of statutory auditors shall consist of three statutory auditors and two alternate auditors (who are automatically substituted for a statutory auditor who resigns or is otherwise unable to serve).

The Company’s board of statutory auditors is required, among other things, to verify that the Company (i) complies with applicable laws and the By-laws, (ii) complies with applicable principles of good governance, and (iii) maintains adequate organizational structure and administrative and accounting systems. The Company’s board of statutory auditors must be convened at least once every 90 days. The board of statutory auditors reports to the annual shareholders’ meeting on the results of its activity and the results of the Company’s operations. In addition, the statutory auditors of the Company must attend the meetings of the Company’s board of directors and shareholders’ meetings.

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

External Auditor — The audit of the Company’s accounts is entrusted, as per current legislation, to an independent audit firm whose appointment falls under the competence of the shareholders’ meeting, upon the board of statutory auditors’ proposal. In addition to the obligations set forth in national auditing regulations, Natuzzi’s listing on the NYSE requires that the audit firm issues an audit report on the consolidated financial statements included in the annual report on Form 20-F, in compliance with the auditing standards issued by the Public Company Accounting Oversight Board (United States) (PCAOB). Moreover, the independent audit firm is required, if applicable, to issue an opinion on the effectiveness of the internal control system applied to financial reporting. No such opinion was required for the Company as of December 31, 2020.

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

The Company may hold general meetings of shareholders at its registered office in Santeramo in Colle, or elsewhere in Italy or at locations outside Italy, following publication of notice of the meeting in any of the following Italian newspapers: “Il Sole 24 Ore,” “Corriere della Sera” or “La Repubblica” at least 15 days before the date fixed for the meeting.

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

Minority Shareholders’ Rights. Withdrawal Rights — Shareholders’ resolutions which are not adopted in conformity with applicable law or the Company’s By-laws may be challenged (with certain limitations and exceptions) within 90 days by absent, dissenting or abstaining shareholders representing individually or in the aggregate at least 5% of Company’s share capital (as well as by the board of directors or the board of statutory auditors). Shareholders not reaching this threshold or shareholders not entitled to vote at Company’s meetings may only claim damages deriving from the resolution.

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

Material Contracts

The Company is not a party to any material contract, other than contracts entered into in the ordinary course of business and the contracts described immediately below:

—

The Securitization Facility with Muttley S.r.l., and concerning Banca IMI, Intesa San Paolo for the non-recourse factoring of export-related financial receivables for €35 million, dated July 7, 2015. The Securitization Facility can be found in Exhibit 4.5 to this Annual Report.

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

—

On December 18, 2019, the Company, along with trade unions and Italian relevant authorities, agreed to extend the Solidarity Agreement until September 23, 2020 and signed an agreement allowing the Company to benefit from CIGS for up to 487 employees until the end of December 2020.

—

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

—

The Securitization Facility with Muttley S.r.l., and concerning Banca IMI, Intesa San Paolo for the non-recourse factoring of export-related financial receivables for €40.0 million, dated July 22, 2020. The Securitization Facility is attached as Exhibit 4.13 to this Annual Report.

—

On March 2021 the Company and Vita entered into the IMPE Purchase Agreement, whereby Vita Italy S.r.l., a wholly owned subsidiary of Vita, acquired IMPE against a payment of €6.1 million, subject to customary purchase price adjustments and warranties. The IMPE Purchase Agreement is attached as Exhibit 4.14 to this Annual Report.

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

Certain requirements however are imposed by law. Regulations on the use of cash and bearer securities are contained in legislative decree No. 231 of November 21, 2007, as amended from time to time (the “Decree 231”), which implemented in Italy the European directive on anti-money laundering 2005/60/EC (replaced by directive (EU) 2015/849, as amended by directive (EU) 2018/843). Such legislation requires that, subject to certain exceptions, transfers of cash or bearer instruments in Euro or in foreign currency, effected for whatsoever reason between different parties, shall be carried out by means of credit institutions, Poste Italiane S.p.A., electronic money institutions and payment institutions providing payment services which are different from those indicated under Article 1, paragraph 1, letter d), number 6) of legislative decree No. 11 of January 27, 2010 when the total amount to be transferred is equal to or higher than €2,000. Such limit will be decreased to €1,000 from January 1, 2022. Cash remittance services are subject to a €1,000 limit. Credit institutions and the other intermediaries effecting such transactions on behalf of residents or non-residents of Italy are required to maintain records of such transactions for 10 years after the end of the relevant business relationship or the closing of the relevant transaction. Such records may be inspected at any time by the competent Italian authorities.

Non-compliance with, inter alia, the reporting and record-keeping requirements set forth in the above-mentioned Decree 231 may result in administrative fines or, in the case of (inter alia) reporting of false or misleading information or falsification of the information that is relevant for the purposes of compliance with Decree 231, criminal penalties. The Financial Intelligence Unit of the Bank of Italy (the “FIU”) may use the information received and/or transfer it to the anti-mafia investigative directorate (Direzione investigativa antimafia), the special monetary police nucleus (Nucleo speciale di polizia valutaria della Guardia di finanza) and other competent authorities, to police money laundering, tax evasion and any other unlawful activity. The FIU is required in certain cases to maintain record of the reports for 10 years.

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

Taxation

The following is a summary of certain U.S. federal and Italian tax matters. The summary contains a description of the principal U.S. federal and Italian tax consequences of the purchase, ownership and disposition of Ordinary Shares or ADSs by a holder who is a citizen or resident of the United States or a U.S. corporation or who otherwise will be subject to U.S. federal income tax on a net income basis in respect of the Ordinary Shares or ADSs (a “U.S. Holder”). The summary is not a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase or hold Ordinary Shares or ADSs. In particular, the summary deals only with beneficial owners who will hold Ordinary Shares or ADSs as capital assets and does not address the tax treatment of a beneficial owner who owns 10% or more of the shares of the Company (measured by voting power or value) or who may be subject to special tax rules, such as banks, tax-exempt entities, insurance companies, partnerships or partners therein, U.S. expatriates, or dealers in securities or currencies, or persons that will hold Ordinary Shares or ADSs as a position in a “straddle” for tax purposes or as part of a “constructive sale” or a “conversion” transaction or other integrated investment comprised of Ordinary Shares or ADSs and one or more other investments. The summary does not address the U.S. Medicare tax on net investment income, the U.S. alternative minimum tax, or any aspect of U.S. state or local tax law. The summary does not discuss the treatment of Ordinary Shares or ADSs that are held in connection with a permanent establishment through which a non-resident beneficial owner carries on business or performs personal services in Italy.

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

For purposes of the summary, U.S. Holders who are considered residents of the United States for purposes of the current income tax convention between the United States and Italy (the “Income Tax Convention”), and are not subject to an anti-treaty shopping provision that applies in limited circumstances, are referred to as “U.S. owners”. Beneficial owners who are citizens or residents of the United States, corporations organized under U.S. law, and U.S. partnerships, estates or trusts (to the extent their income is subject to U.S. tax either directly or in the hands of partners or beneficiaries) generally will be considered to be residents of the United States under the Income Tax Convention. Special rules apply to U.S. owners who are also residents of Italy, according to the Income Tax Convention.

For the purpose of the Income Tax Convention and the United States Internal Revenue Code of 1986, as amended, beneficial owners of ADSs will be treated as the beneficial owners of the Ordinary Shares represented by those ADSs

Taxation of Dividends

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

ii) United States Tax Considerations — The gross amount of any dividends (that is, the amount before reduction for Italian withholding tax) paid to a U.S. Holder generally will be subject to U.S. federal income taxation as foreign-source dividend income and will not be eligible for the dividends-received deduction allowed to domestic corporations. Dividends paid in Euro will be included in the income of such U.S. Holder in a dollar amount calculated by reference to the exchange rate in effect on the day the dividends are received by the Depositary or its agent. If the Euro are converted into dollars on the day the Depositary or its agent receives them, U.S. Holders generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. U.S. owners who receive a treaty refund may be required to recognize foreign currency gain or loss to the extent the amount of the treaty refund (in dollars) received by the U.S. owner differs from the U.S. dollar equivalent of the Euro amount of the treaty refund on the date the dividends were received by the Depositary or its agent. Italian withholding tax at the 15% rate will be treated as a foreign income tax which U.S. owners may elect to deduct in computing their taxable income or, subject to the limitations on foreign tax credits generally, credit against their U.S. federal income tax liability. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their own tax advisers in this regard. Dividends will generally constitute foreign-source “passive category” income for U.S. tax purposes.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the Ordinary Shares or ADSs will be subject to taxation at reduced rates if the dividends are “qualified dividends”. Dividends paid on the Ordinary Shares or ADSs will be treated as qualified dividends if (i) the Company is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The Income Tax Convention has been approved for the purposes of the qualified dividend rules, and the Company believes it is eligible for the benefits of the Income Tax Convention. Based on the Company’s financial statements and relevant market and shareholder data, the Company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2019 or 2020 taxable year. In addition, based on the Company’s financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC for its 2021 taxable year.

Foreign tax credits may not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities or in respect of arrangements in which a U.S. Holder’s expected economic profit is insubstantial. U.S. Holders should consult their own advisers concerning the implications of these rules in light of their particular circumstances.

A beneficial owner of Ordinary Shares or ADSs who is, with respect to the United States, a foreign corporation or a nonresident alien individual, generally will not be subject to U.S. federal income tax on dividends received on Ordinary Shares or ADSs, unless such income is effectively connected with the conduct by the beneficial owner of a trade or business in the United States.

Passive Foreign Investment Company Rules

Special U.S. tax rules apply to companies that are considered to be passive foreign investment companies (“PFICs”). The Company will be classified as a PFIC in a particular taxable year if, either

•	75 percent or more of its gross income for the taxable year is passive income; or
•

50 percent or more of the average value of its assets (generally determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, gains from certain commodities transactions, rents, royalties and the excess of gains over losses from the disposition of assets that produce passive income.

Based on the financial statements and relevant market and shareholder data, the Company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2020 taxable year. In addition, based on the Company’s financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC for its 2021 taxable year or the foreseeable future. However, the determination of whether the Company is a PFIC must be made annually based on the facts and circumstances at that time, including the valuation of its assets, including goodwill and other intangible assets (which may be determined, in part, by reference to the market price of ADSs, which could be volatile). Accordingly, the Company cannot be certain that it will not be a PFIC in the current year or in future years. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax considerations if the Company is classified as a PFIC.

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

The above is subject to any provisions of an income tax treaty entered into by the Republic of Italy, if the income tax treaty provisions are more favorable. The majority of double tax treaties entered into by Italy, including the Income Tax Convention, in accordance with the OECD Model tax convention, provide that capital gains realized from the disposal of Italian securities are subject to CGT only in the country of residence of the seller. The Income Tax Convention between Italy and the U.S. provides that a U.S. owner is not subject to the Italian CGT on the disposal of shares, provided that the shares are not held through a permanent establishment of the U.S. owner in Italy.

ii) United States Tax Considerations — Gain or loss realized by a U.S. Holder on the sale or other disposition of Ordinary Shares or ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the U.S. Holder’s basis in the Ordinary Shares or the ADSs and the amount realized on the disposition, as determined in U.S. dollars. If the amount realized is denominated in a foreign currency, its dollar equivalent generally will be determined at the spot rate in effect on the date of disposition (or, if the Ordinary Shares or ADSs are traded on an established securities market such as the NYSE, in the case of cash basis and electing accrual basis beneficial owners, the settlement date). Any such gain or loss generally would be treated as arising from sources within the United States. Such gain or loss will generally be long-term capital gain or loss if the U.S. Holder holds the Ordinary Shares or ADSs for more than one year. The net amount of long-term capital gain recognized by a U.S. Holder that is an individual holder generally is subject to taxation at a reduced rate. The ability to offset capital losses against ordinary income is subject to limitations. Deposits and withdrawals of Ordinary Shares by U.S. Holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

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

United States Information Reporting and Backup Withholding Requirements — In general, information reporting requirements will apply to payments by a paying agent within the United States to a non-corporate (or other non-exempt) U.S. Holder of dividends in respect of the Company Shares or ADSs, or the proceeds received on the sale or other disposition of the Company Shares or ADSs. Backup withholding may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number to the paying agent on a properly completed IRS Form W-9 or otherwise comply with the applicable requirements of the backup withholding rules. Amounts withheld as backup withholding will be creditable against the U.S. Holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Specified Foreign Financial Assets — Certain U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of USD 50,000 on the last day of the taxable year or USD 75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. Holders who fail to report the required information could be subject to substantial penalties. You should consult your own tax advisors concerning the application of these rules to your particular circumstances.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following discussion of the Group’s risk management activities includes “forward-looking statements” that involve risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements. See “Forward-Looking Information.” A significant portion of the Group’s net sales and costs is denominated in currencies other than the euro.

The Group is exposed to market risks principally from fluctuations in the exchange rates between the Euro and other currencies, including, but not limited to, in particular the U.S. dollar, and to a significantly lesser extent, from variations in interest rates. See Note 30(C)(iv) to the Consolidated Financial Statements.

Exchange Rate Risk — The Group’s foreign exchange rate risks in 2020 arose principally in connection with the Euro (for the Company’s subsidiary located in Eastern Europe), British pounds, Canadian dollars, Australian dollars, Japanese yen, U.S. dollars, Swedish kroner and Swiss francs, as well as in connection with Chinese yuan, Romanian Leu, Brazilian Reais, Mexican Peso and Russian Rubles, for the Company’s subsidiaries operating in currencies different from the Euro.

As of December 31, 2020, the Company was a party to a number of currency forward contracts (known in Italy as domestic currency swaps), all of which are designed to hedge future cash flows from accounts receivables and sales orders denominated in different currencies. The Group does not use such foreign exchange contracts for speculative trading purposes. As of December 31, 2020 and 2019, the notional amount in Euro terms of all of the Group’s outstanding currency forward contracts totaled €26.3 million and €40.4 million, respectively.

The tables below summarize (in thousands of Euro equivalent) the contractual amounts of currency forward contracts intended to hedge future cash flows from accounts receivable and sales orders as of December 31, 2020 and 2019:

	December 31,
	2020	2019
Euro*	11,385	11,347
British pounds	8,760	16,947
Canadian dollars	2,301	1,937
Australian dollars	1,459	1,280
Japanese yen	1,293	1,549
U.S. dollars	854	6,347
Swedish kroner	203	208
Danish Kroner	—	751
Total	26,255	40,366

*Used by the Group’s Romanian subsidiary to hedge its net collections denominated in Euro vs. RON.

All of these forward contracts had various maturities extending through June 2021.

As of December 31, 2020, these forward contracts had a net unrealized loss of €0.1 million, compared to a net unrealized loss of €0.6 million as of December 31, 2019. The Group recorded this amount in “net exchange rate gains/(losses)” in its Consolidated Financial Statements.

The following tables present information regarding the contract amount in thousands of Euro equivalent and the estimated fair value of all of the Group’s foreign exchange contracts: contracts with unrealized gains are presented as “assets” and contracts with unrealized losses are presented as “liabilities.”

	December 31, 2020		December 31, 2019
	Contract Amount	Unrealized gains (losses)	Contract Amount	Unrealized gains (losses)
Assets	12,587	112	10,419	145
Liabilities	13,668	(253)	29,947	(772)
Total	26,255	(141)	40,366	(627)

The potential loss in fair value of all of the Group’s forward contracts outstanding as of December 31, 2020 that would have resulted from a hypothetical, instantaneous and unfavorable 10% change in currency exchange rates would have been approximately €2.9 million.

For the accounting of transactions entered into in an effort to reduce the Group’s exchange rate risks, see Notes 3(s) and 29 to the Consolidated Financial Statements. For further details about the Group’s exposure to currency risk, see Note 30(C)(iv) to the Consolidated Financial Statements.

Interest Rate Risk — To a significantly lesser extent, the Group is also exposed to interest rate risk. As of December 31, 2020, the Group had €47.2 million (equivalent to 13.3% of the Group’s total assets as of the same date) in debt outstanding (Bank overdrafts and short-term borrowings plus long-term debt, including the current portion of such debt), which is for the most part subject to floating interest rates. See Notes 19, 25 and 30(C)(iv) to the Consolidated Financial Statements.

The potential increase in interest expenses on the Group’s total debt (bank overdrafts and long-term debt, including their current portion) that would have resulted from a hypothetical, instantaneous and unfavorable 1.0% increase in the interest rates of the Group’s total debt outstanding as of December 31, 2020 would have been approximately €0.1 million.

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

Fees payable by the Depositary to the Company

i) Fees incurred in past annual period — From January 1, 2020 to December 31, 2020, the Depositary waived a total of $251.07 in administrative fees for routine corporate actions including services relating to Natuzzi’s annual general meeting of shareholders.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures — The Company carried out an evaluation under the supervision and with the participation of Company’s management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2020. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on the Company’s evaluation of its disclosure controls and procedures, our Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2020 to provide reasonable assurance that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s applicable rules and forms, and that it is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control Over Financial Reporting — The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15 (f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Even when determined to be effective, they can provide only reasonable assurance regarding the reliability of financial reporting and the preparation and presentation of financial statements. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. To assess the effectiveness of the Company’s internal control over financial reporting, Company’s management, including its Chief Executive Officer and Chief Financial Officer, used the criteria described in “2013 Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management assessed the effectiveness of its internal control over financial reporting as of December 31, 2020. Based on such assessment, the Company’s management has concluded that as of December 31, 2020, the Company’s internal control over financial reporting was effective and that there were no material weaknesses in the Company’s internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG S.p.A. (“KPMG”) served as Natuzzi S.p.A.’s principal independent registered public auditor for fiscal years 2020 and 2019, for which it audited the consolidated financial statements for the years-ended December 31, 2020 and 2019 included in this Annual Report.

The following table sets forth the aggregate fees billed and billable to the Company by KPMG in Italy and abroad during the fiscal years ended December 31, 2020 and 2019, for audit fees, audit–related fees, tax fees and all other fees for audit.

	2020	2019
	(Expressed in thousands of euros)
Audit fees	750	690
Audit-related fees	—	—
Tax fees	—	—
All Other fees	—	—
Total fees	750	690

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On November 6, 2014, INVEST 2003 S.r.l. completed the purchase of 250,000 ADSs, each representing one Ordinary Share at the time of purchase, at a price of U.S.$2.00 per ADS. The purchase was privately negotiated with a single individual and was effected through an escrow arrangement with BNY Mellon. On July 30, 2014, INVEST 2003 S.r.l. completed the purchase of 500,000 ADSs, each representing one Ordinary Share at the time of purchase, at a price of U.S.$2.75 per ADS. The purchase was privately negotiated with a single individual and was effected through an escrow arrangement with BNY Mellon. For more information, refer to Schedule 13D (Amendment No. 2), filed with the SEC on September 14, 2014, which amends and supplements the Schedule 13D filed with the SEC on April 24, 2008 (as amended by Amendment No. 1 filed on April 8, 2013).

From January 1, 2014 to December 31, 2020, no purchases were made by or on behalf of the Company or any other affiliated purchaser of the Company’s Ordinary Shares or ADSs.

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

Our Practice — In January 2011, the Company’s board of directors approved the adoption of a compliance program to prevent certain criminal offenses, according to the Italian Decree 231/2001. The task of supervising the application of the compliance program requested by the above-mentioned Italian Decree has been entrusted to an autonomous supervisory body (“Organismo di Vigilanza”) that consists of two qualified members. In February 2016, the board of directors approved a new code of ethics that applies to all employees and officers of the Company, including the board of directors and the board of statutory auditors, the CEO, the CFO and principal accounting officer. Additionally, the Company has in place an insider trading policy, which applies to all employees, officers, directors of the Company. The Company believes that its code of ethics and the conduct and procedures adopted by the Company address the relevant issues contemplated by the NYSE standards applicable to U.S. companies noted above. The full text of our code of ethics and insider trading policy and information related to our organizational model pursuant to Italian decree 231/2001 may be found on our website at www.natuzzigroup.com.

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

Natuzzi S.p.A.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Natuzzi S.p.A. and subsidiaries (the Company) as of December 31, 2020 and 2019, the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Accounting Principle

As discussed in Note 5(C) to the consolidated financial statements, the Company has changed its method of accounting for the lease contracts as of January 1, 2019 due to the adoption of IFRS 16 “Lease”.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment assessment of property, plant and equipment and right-of-use assets of the Italian upholstered furniture plant CGU and certain directly operated retail-store CGUs

As discussed in Notes 4(i), 8 and 9 to the consolidated financial statements, at each reporting date the Company reviews the carrying amounts of its cash generating units (CGUs) to determine whether there is any indication of impairment. An impairment loss is recognized if the carrying amount of a CGU exceeds its recoverable amount. The recoverable amount of a CGU is the higher of its value in use, determined using a discounted cash flow method, and its fair value less costs to sell. As of December 31, 2020, the carrying amounts of property, plant and equipment and right-of-use assets were €85,306 thousand and €49,013 thousand, respectively, a portion of which related to the Italian upholstered furniture plant CGU and certain directly operated retail-store CGUs.

We identified the impairment assessment of property, plant and equipment and right-of-use assets included in the Italian upholstered furniture plant CGU and certain directly operated retail store CGUs as a critical audit matter. This is due to the high degree of subjective auditor judgement in evaluating the significant assumptions used by the Company in estimating the value in use. Specifically, the annual sales growth rates used to estimate the forecasted revenue for the years 2021-2025, weighted average cost of capital rates and long-term growth rates, all of which were determined at the CGU level, including the effects of the COVID-19 pandemic and the duration of the resulting economic downturn. These assumptions were challenging to audit as they involved a high degree of subjectivity and reasonably possible changes to these assumptions had a significant effect on the value in use. Furthermore, specialized skills and knowledge were required to assess the weighted average cost of capital rates and the long-term growth rates.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design of certain internal controls over the Company’s impairment assessment process. This included controls related to the determination of the annual sales growth rates, the weighted average cost of capital rates and the long-term growth rates. We evaluated the Company’s ability to accurately forecast future revenue by comparing actual results to the Company’s historical forecasts at the CGU level and for the Company as a whole. We assessed the annual sales growth rates at the CGU level for the years 2021-2025 by comparing them to the Company’s future operating plans included in the business plan approved by the Company’s Board of Directors, and relevant industry reports. We performed sensitivity analyses over the annual sales growth rates, the weighted average cost of capital rates and the long-term growth rates, to assess the impact of changes in the assumptions on the Company’s determination of value in use. Furthermore, we involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the weighted average cost of capital rates and long-term growth rates by comparing them to a range of estimated rates developed independently based on publicly available market data for comparable entities.

/s/ KPMG S.p.A.

We have served as the Company’s auditor since 2016.

Bari, Italy

April 30, 2021

Natuzzi S.p.A. and subsidiaries

Consolidated statements of financial position as at December 31, 2020 and 2019

(Expressed in thousands of euros except as otherwise indicated)

	December 31, 2020	December 31, 2019	Note
ASSETS
Non-current assets
Property, plant and equipment	85,306	102,523	8
Right-of-use assets	49,013	54,718	9
Intangible assets and goodwill	3,757	6,021	10
Equity-method investees	40,089	41,342	11
Other non-current receivables	3,364	4,519	12
Other non-current assets	1,891	2,896	13
Deferred tax assets	531	513	38
Total non-current assets	183,951	212,532
Current assets
Inventories	63,909	69,685	14
Trade receivables	33,934	29,187	15
Other current receivables	9,833	7,723	16
Other current assets	9,146	9,241	13
Current income tax assets	1,255	1,082	38
Gains on derivative financial instruments	112	145	29
Cash and cash equivalents	48,187	39,799	17
Assets held for sale	5,673	—	7
Total current assets	172,049	156,862
TOTAL ASSETS	356,000	369,394
EQUITY
Share capital	54,853	54,853	18
Reserves	13,043	17,147	18
Retained earnings	6,448	31,126	18
EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY	74,344	103,126
Non-controlling interests	1,020	1,692
TOTAL EQUITY	75,364	104,818
LIABILITIES
Non-current liabilities
Long-term borrowings	9,302	14,091	19
Long-term lease liabilities	43,137	46,053	20
Employees’ leaving entitlement	15,747	16,121	21
Non-current contract liabilities	8,033	9,089	22
Provisions	14,274	12,966	23
Deferred income for government grants	12,458	13,869	24
Deferred tax liabilities	1,024	430	38
Total non-current liabilities	103,975	112,619
Current liabilities
Bank overdrafts and short-term borrowings	30,812	24,170	25
Current portion of long-term borrowings	7,124	4,321	19
Current portion of lease liabilities	10,456	11,314	20
Trade payables	74,263	68,476	26
Other payables	28,269	22,049	27
Current contract liabilities	16,150	14,014	22
Provisions	3,745	4,489	23
Other liabilities	1,069	1,069	28
Liabilities for current income tax	1,134	1,283	38
Losses on derivative financial instruments	253	772	29
Liabilities directly related to assets held for sale	3,386	—	7
Total current liabilities	176,661	151,957
TOTAL LIABILITIES	280,636	264,576
TOTAL EQUITY AND LIABILITIES	356,000	369,394

The notes on pages F-8 to F-85 are an integral part of these consolidated financial statements.

Natuzzi S.p.A. and subsidiaries

Consolidated statements of profit or loss for the years ended December 31, 2020, 2019 and 2018

(Expressed in thousands of euros except as otherwise indicated)

	2020	2019	2018	Note
Revenue	328,343	386,962	428,539	31
Cost of sales	(225,151)	(271,931)	(308,250)	32
Gross Profit	103,192	115,031	120,289
Other income	3,882	5,162	5,944	33
Selling expenses	(84,518)	(105,250)	(114,997)	34
Administrative expenses	(29,444)	(34,026)	(35,344)	35
Impairment on trade receivables	(1,802)	(2,389)	(745)	15
Other expenses	(1,915)	(1,016)	(605)	33
Operating loss	(10,605)	(22,488)	(25,458)
Finance income	317	400	379	36
Finance costs	(7,831)	(7,928)	(5,580)	36
Net exchange rate gains/(losses)	(3,901)	(2,340)	(3,914)	37
Gain from disposal and loss of control of a subsidiary	—	—	75,411	11
Net finance income/(costs)	(11,415)	(9,868)	66,296
Share of profit/(loss) of equity-method investees	1,455	1,011	(290)	11
Profit/(loss) before tax	(20,565)	(31,345)	40,548
Income tax expense	(4,341)	(2,335)	(7,429)	38
Profit/(loss) for the year	(24,906)	(33,680)	33,119
Profit/(loss) attributable to:
Owners of the Company	(24,678)	(33,370)	33,289
Non-controlling interests	(228)	(310)	(170)
Profit/(loss) per share
Basic earnings/(loss) per share	(0.45)	(0.61)	0.61	39
Diluted earnings/(loss) per share	(0.45)	(0.61)	0.61	39

The notes on pages F-8 to F-85 are an integral part of these consolidated financial statements.

Natuzzi S.p.A. and subsidiaries

Consolidated statements of comprehensive income for the years ended December 31, 2020, 2019 and 2018

(Expressed in thousands of euros except as otherwise indicated)

	2020	2019	2018	Note
Profit/(loss) for the year	(24,906)	(33,680)	33,119
Other comprehensive income
Items that will not be reclassified to profit or loss
Actuarial gains/(losses) on employees’ leaving entitlement	(212)	(615)	573	18
Tax impact	—	—	—	38
Total	(212)	(615)	573
Items that are or may be reclassified subsequently to profit or loss
Exchange rate differences on translation of foreign operations	(3,948)	586	251	18
Tax impact	—	—	—	38
Total	(3,948)	586	251
Other comprehensive income/(loss) for the year, net of tax	(4,160)	(29)	824	18
Total comprehensive income/(loss) for the year	(29,066)	(33,709)	33,943
Total comprehensive income/(loss) attributable to:
Owners of the Company	(28,782)	(33,421)	34,089
Non-controlling interests	(284)	(288)	(146)

The notes on pages F-8 to F-85 are an integral part of these consolidated financial statements.

Natuzzi S.p.A. and subsidiaries

Consolidated statements of changes in equity for the years ended December 31, 2020, 2019 and 2018

(Expressed in thousands of euros except as otherwise indicated)

	Share Capital amount	Translation reserve	IAS 19 reserve	Other reserves	Retained earnings	Equity attributable to owners of the Company	Equity attributable to Non- controlling interests	Total equity
Balance as at December 31, 2017	54,853	5,055	(116)	11,459	31,244	102,495	2,039	104,534
Adjustment on initial application of IFRS 9, net of tax	—	—	—	—	(37)	(37)	—	(37)
Adjusted balance as at January 1, 2018	54,853	5,055	(116)	11,459	31,207	102,458	2,039	104,497
Dividends distribution	—	—	—	—	—	—	(453)	(453)
Capital contribution	—	—	—	—	—	—	194	194
Profit for the year	—	—	—	—	33,289	33,289	(170)	33,119
Other comprehensive income/(loss) for the year	—	227	573	—	—	800	24	824
Balance as at December 31, 2018	54,853	5,282	457	11,459	64,496	136,547	1,634	138,181
Capital contribution	—	—	—	—	—	—	346	346
Loss for the year	—	—	—	—	(33,370)	(33,370)	(310)	(33,680)
Other comprehensive income/(loss) for the year	—	564	(615)	—	—	(51)	22	(29)
Balance as at December 31, 2019	54,853	5,846	(158)	11,459	31,126	103,126	1,692	104,818
Dividend distribution	—	—	—	—	—	—	(388)	(388)
Loss for the year	—	—	—	—	(24,678)	(24,678)	(228)	(24,906)
Other comprehensive income/(loss) for the year	—	(3,892)	(212)	—	—	(4,104)	(56)	(4,160)
Balance as at December 31, 2020	54,853	1,954	(370)	11,459	6,448	74,344	1,020	75,364

The notes on pages F-8 to F-85 are an integral part of these consolidated financial statements.

Natuzzi S.p.A. and subsidiaries

Consolidated statements of cash flows for the years ended December 31, 2020, 2019 and 2018

(Expressed in thousands of euros except as otherwise indicated)

	2020	2019	2018	Note
Cash flows from operating activities:
Profit/(loss) for the period	(24,906)	(33,680)	33,119
Adjustments for:
Depreciation	23,258	24,196	10,154	8 and 9
Amortization	907	917	910	10
Impairment of non-financial assets	2,450	—	—	9 and 10
(Gain)/loss on sale of property, plant and equipment	1,049	—	(171)
Deferred income for capital grants	(1,242)	(1,626)	(769)
Rent concessions	(1,799)	—	—	20
Interest expenses	5,962	5,930	3,796	36
Unrealised foreign exchange (gains)/losses	(486)	525	174
(Gain) from loss of control in a former subsidiary	—	—	(75,411)	11
Share of (profit)/loss of equity-method investees	(1,455)	(1,011)	290	11
Tax expense	4,341	2,335	7,429	38
Total adjustment	32,985	31,266	(53,598)
Changes in:
Inventories	4,805	14,542	5,999
Trade and other receivables	(7,059)	13,578	(3,678)
Other assets	1,088	(671)	(1,675)
Trade and other payables	17,761	(9,490)	7,365
Contract liabilities	1,080	1,004	12,317
Provisions	(703)	(1,523)	(3,694)
Other liabilities	—	1,273	1,119
One-time termination benefit payments	(3,849)	(3,812)	(1,411)
Employees’ leaving entitlement	(396)	(1,676)	(1,066)
Total changes	12,727	13,225	15,276
Cash provided by (used in) operating activities	20,806	10,811	(5,203)
Interest paid	(4,684)	(5,111)	(3,033)
Income taxes paid	(3,854)	(1,048)	(3,112)
Net cash provided by (used in) operating activities	12,268	4,652	(11,348)
Cash flows from investing activities:
Property, plant and equipment:
Additions	(2,083)	(3,805)	(7,283)
Disposals	2,888	66	572
Intangible assets	(792)	(913)	(878)
Government grants received for PPE	—	1,327	—
Dividends from equity-accounted investees	2,335	—	—	11
Disposal of a business, net of cash disposed of	—	—	22,156	11
Net cash provided by (used in) investing activities	2,348	(3,325)	14,567
Cash flows from financing activities:
Long-term borrowings:
Proceeds	875	4,615	—
Repayments	(2,675)	(5,980)	(4,774)
Short-term borrowings	6,518	(11,190)	7,419
Payment of lease liabilities	(9,907)	(11,960)	—	9 and 20
Dividends distribution to non-controlling interests	(388)	—	(453)
Capital contribution by non-controlling interests	—	346	—
Net cash provided by (used in) financing activities	(5,577)	(24,169)	2,192
Increase (decrease) in cash and cash equivalents	9,039	(22,842)	5,411
Cash and cash equivalents as at January 1 (*)	37,825	60,369	55,035
Effect of movements in exchange rates on cash held	(788)	298	(77)
Cash and cash equivalents as at December 31 (*)	46,076	37,825	60,369	17
(*)

As at December 31, 2020, 2019 and 2018 cash and cash equivalents include bank overdrafts of 2,111, 1,974 and 1,762, respectively, that are repayable on demand and form an integral part of the Group’s cash management.

The notes on pages F-8 to F-85 are an integral part of these consolidated financial statements.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

1	Introduction

The consolidated financial statements of the Natuzzi S.p.A. as at December 31, 2020 and 2019 have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), including interpretations issued by the IFRS Interpretations Committee (IFRS IC) applicable to companies reporting under IFRS. The consolidated financial statements as at December 31, 2018 were the Group’s first set of consolidated financial statements prepared in accordance with IFRS and IFRS 1 “First-time Adoption of International Financial Reporting” has been applied.

Being a first-time adopter, the Group restated the 2017 consolidated financial statements for comparative purposes, in order to present the effect of the adoption of the IFRS. The note 43 to the 2018 consolidated financial statements described the effects of the transition from the generally accepted accounting principles in the Republic of Italy (“Italian GAAP”) to the IFRS and presented the related reconciliation schedules. The Group’s date of transition to the IFRS was January 1, 2017 and its first set of consolidated financial statements prepared in accordance with the IFRS was that as at and for the year ended December 31, 2018.

Natuzzi S.p.A., as SEC Registrant, has also presented the consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for the year ended December 31, 2018.

During 2020, 2019 and 2018 no significant non-recurring events or unusual transactions have occurred other than that described in note 11. All transactions performed by the Group during 2020, 2019 and 2018 are part of the Group’s ordinary business.

2	Description of the business and Group composition

Natuzzi S.p.A. (“Natuzzi”, the “Company” or the “Parent”) is domiciled in Italy. The Company’s registered office is at via Iazzitello 47, 70029 Santeramo in Colle (Bari, Italy). These consolidated financial statements include the accounts of Natuzzi S.p.A. and of its subsidiaries (together with the Company, the “Group”). The Group’s primary activity is the design, manufacture and marketing of leather and fabric upholstered furniture (see note 6 on operating segment).

The financial statements utilized for the consolidation are the financial statements of each Group’s legal entity as at December 31, 2020, 2019 and 2018. The 2020, 2019 and 2018 financial statements have been adopted by the respective Boards of Directors of the relevant entities. The financial statements of subsidiaries are adjusted, where necessary, to conform to Natuzzi’s accounting principles and policies (see note 4), which are consistent with International Financial Reporting Standards (IFRS) and interpretations issued by the IFRS Interpretations Committee (IFRS IC) applicable to companies reporting under IFRS (see note 3(a)).

The consolidated financial statements of the Group as at December 31, 2020 have been approved by the Company’s Board of Directors (the Board) on April 6, 2021 and authorised on April 27, 2021.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The subsidiaries included in the consolidation as at December 31, 2020 and 2019, together with the related percentages of ownership and other information, are as follows:

Name	Percentage of 31/12/2020	Percentage of 31/12/2019	Share/ quota capital	Ownership registered office	Activity
Italsofa Romania S.r.l.	100.00	100.00	RON 109,271,750	Baia Mare, Romania	(1)
Natuzzi (China) Ltd	100.00	100.00	CNY 106,414,300	Shanghai, China	(1)
Italsofa Nordeste S/A	100.00	100.00	BRL 159,300,558	Salvador de Bahia, Brazil	(1)
Natco S.p.A.	99.99	99.99	EUR 4,420,000	Santeramo in Colle, Italy	(2)
IMPE S.p.A.	100.00	100.00	EUR 1,000,000	Bari, Italy	(3)
Nacon S.p.A.	100.00	100.00	EUR 2,800,000	Santeramo in Colle, Italy	(4)
Lagene S.r.l.	100.00	100.00	EUR 10,000	Santeramo in Colle, Italy	(4)
Natuzzi Americas Inc.	100.00	100.00	USD 89	High Point, N. Carolina, USA	(4)
Natuzzi Florida LLC	51.00	51.00	USD 4,955,186	High Point, N. Carolina, USA	(4)
Natuzzi Iberica S.A.	100.00	100.00	EUR 386,255	Madrid, Spain	(4)
Natuzzi Switzerland AG	100.00	100.00	CHF 2,000,000	Dietikon, Switzerland	(4)
Natuzzi Services Limited	100.00	100.00	GBP 25,349,353	London, UK	(4)
Natuzzi UK Retail Limited	70.00	70.00	GBP 100	Cardiff, UK	(4)
Natuzzi Germany Gmbh	100.00	100.00	EUR 25,000	Köln, Germany	(4)
Natuzzi Japan KK	100.00	100.00	JPY 28,000,000	Tokyo, Japan	(4)
Natuzzi Russia OOO	100.00	100.00	RUB 8,700,000	Moscow, Russia	(4)
Natmx S.DE.R.L.DE.C.V	99.00	99.00	MXN 69,195,993	Mexico City, Mexico	(4)
Natuzzi France S.a.s.	100.00	100.00	EUR 200,100	Paris, France	(4)
Softaly (Furniture) Shanghai Co. Ltd	96.50	96.50	CNY 100,000	Shanghai, China	(4)
Natuzzi Oceania PTI Ltd	100.00	100.00	AUD 320,002	Sydney, Australia	(4)
Natuzzi Singapore PTE. LTD.	100.00	—	USD 200,000	Singapore, Republic of Singapore	(4)
Natuzzi Netherlands Holding	100.00	100.00	EUR 34,605,000	Amsterdam, Holland	(5)
Natuzzi India Furniture PVT Ltd	100.00	100.00	INR 16,200,000	New Delhi, India	(6)
Italsofa Shanghai Ltd	96.50	96.50	USD 5,000,000	Shanghai, China	(6)
Natuzzi Trade Service S.r.l.	100.00	100.00	EUR 14,000,000	Santeramo in Colle, Italy	(6)

(1)	Manufacture and distribution
(2)	Intragroup leather dyeing and finishing
(3)	Production and distribution of polyurethane foam
(4)	Services and distribution
(5)	Investment holding
(6)	Dormant

As at December 31, 2020 the consolidation area changed due to the set up of Natuzzi Singapore PTE. LTD..

As at December 31, 2019 the consolidation area changed due to the set up of Natuzzi UK Retail Limited and the liquidation of New Comfort S.r.l..

Furthermore, no business combinations have occurred in 2020 and 2019.

The following table summarises the information relating to the only material non-controlling interests (NCI) related to the Group’s subsidiary Natuzzi Florida LLC, before any intra-group eliminations.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Summarised statement of financial position of Natuzzi Florida LLC and Non-controlling interests share in equity as at December 31, 2020 and 2019

	31/12/20	31/12/19
Current assets	4,122	2,870
Non-current assets	8,093	10,479
Current liabilities	(4,995)	(4,186)
Non-current liabilities	(5,876)	(7,267)
Net assets	1,344	1,896
Net assets attributable to NCI – 49%	659	929

Summarised statement of profit or loss of Natuzzi Florida LLC and Non-controlling interests share of loss for the years ended December 31, 2020 and 2019

	2020	2019
Revenue	9,756	10,163
Expenses	(10,177)	(10,581)
Loss for the year	(421)	(418)
Other comprehensive income/(loss)	(131)	37
Total comprehensive loss for the year	(552)	(381)
Loss allocated to NCI – 49%	(206)	(205)
Other comprehensive income/(loss) allocated to NCI	(64)	18
Cash flow provided by operating activities	2,350	1,530
Cash flow used in investing activities	(119)	(1,188)
Cash flow used in financing activities (dividends to NCI: nil)	(1,266)	(603)

3	General principles for the preparation of the consolidated financial statements

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

(b) Historical cost convention

The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments measured at fair value (see note 29).

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

The consolidated financial statements present all amounts rounded to the nearest thousands of Euro, unless otherwise stated. They also present comparative information in respect to the previous period.

(d) Functional and presentation currency

These consolidated financial statements are presented in Euro (the Group’s presentation currency), which is the Natuzzi S.p.A.’s functional currency.

(e) Use of estimates and judgement

The preparation of consolidated financial statements requires the use of accounting estimates. Actual results may differ from these estimates. Management also needs to exercise judgement in applying the Group’s accounting policies.

This note provides an overview of items which are susceptible to adjustment in the event actual results are materially different than the estimates and of the areas that involved a higher degree of judgement or complexity. Detailed information about each of these estimates and judgements is included in other notes together with information about the basis of calculation for each affected line item in the consolidated financial statements.

The areas involving significant estimates or judgements are:

(a)	impairment of property, plant and equipment, notes 4(i) and 8;
(b)	impairment of right-of-use-assets, notes 4(i) and 9;
(c)	impairment of goodwill, notes 4(i) and 10;
(d)	estimation of fair value of the investment in a joint venture recorded as such after loss of control, note 11;
(e)	impairment of trade receivables, notes 4(n)(i), 15 and 30;
(f)	assessment of the lease term of lease liabilities depending on whether the Group is reasonably certain to exercise the extension options, notes 4(f), 9 and 20;
(g)	estimation of provision for warranty claims, notes 4(r) and 23;
(h)	estimation of fair values of contingent liabilities, notes 4(r), 23 and 42;
(i)	recognition of deferred tax assets, notes 4(aa) and 38.

Estimates and judgements are continually evaluated. They are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

(f) Going concern assumption

The consolidated financial statements have been prepared on a going concern basis, which assumes that the Group will be able to meet its obligations as they fall due within one year from the date of the approval of these consolidated financial statements. The Directors reasonably expect that the management plans, part of which has been already implemented, together with the cash and cash equivalents and unused credit facilities as at December 31, 2020, will be sufficient for the Group to meet its obligations. As at December 31, 2020, the Group’s cash and cash equivalents amount to 48,187 (39,799 as

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

at December 2019), while its unused portion of credit facilities available to the Group (for further details, see note 25) amounts to 23,916 (24,251 as at December 31, 2019).

As discussed in note 3(f) of the 2019 consolidated financial statements, as at December 31, 2019, there was substantial doubt on the Group’s ability to continue as a going concern, mainly due to the impact of the COVID-19 pandemic outbreak on its business. Specifically, during the first part of 2020, the Group’s revenue was significantly affected by the impact of the COVID-19 pandemic, with a decrease in consolidated net sales of 22.3% in the first quarter and of 33.2% in the second quarter, as compared to the respective periods of 2019. In addition, for the six-month period ended as at June 30, 2020, revenue decreased of 27.4% as compared to the same period of 2019.

As at December 31, 2020, there is no substantial doubt on the Group’s ability to continue as a going concern in light of the Group’s actual results for the year ended December 31, 2020 and the successfully implementation of management’s plans as reported below.

(i) Group’s actual results for the year ended December 31, 2020

Directors note that starting from the third quarter of 2020 the Group’s level of revenue has significantly increased compared to the first two quarters of 2020. In particular, revenue increased in the second half of 2020 of 27.9% as compared to the first half of 2020. For the full year 2020, revenue decreased by 15.1%, from 386,962 in 2019 to 328,343 in 2020. Such contraction in revenue is lower than the expected decrease of 20% forecasted in April 2020. In the second half of the year 2020, the Group’s revenue increased due to an increase in consumers’ demand resulting from the “remote working” policies implemented by many companies around the world and the “stay-at-home” orders imposed by governmental authorities, as measures to contain the spread of the COVID-19 pandemic.

Furthermore, the Directors highlight that the Group’s financial position, results of operations and cash flows have improved compared to the year ended December 31, 2019, notwithstanding the significant impact of the COVID-19 pandemic on the Group’s business and the steep economic downturn. Indeed, as at and for the year ended December 31, 2020, the Group reported higher cash and cash equivalents of 48,187 (39,799 as at December 31, 2019), higher net cash provided by operating activities of 12,268 (4,652 for the year 2019), a lower operating loss of 10,605 (22,488 for the year 2019) and a lower loss after tax of 24,906 (33,680 for the year 2019). In addition, as at December 31, 2020 the actual outstanding order backlog was of about 103,000, that is approximately 75% higher compared to December 31, 2019.

Such improvements are mainly due to the following factors: (i) a strong consumers’ demand for the Group’s finished products beginning in June 2020, as previously described; (ii) starting from the first months of 2020, the implementation of changes to the business strategies reflected in the 2020-2024 business plan approved by the Parent’s Board of Directors on October 11, 2019 to improve the level of revenue (e.g., new opening of stores directly operated by the Group and franchised stores operated by third parties, closure of not profitable wholesalers, rationalization of branded and unbranded product models and closer monitoring of franchised operated stores performances) and to reduce the costs (e.g., manufacturing footprint optimisation in order to reduce the cost of sales, cutting certain costs, layoff of redundant workers and employees); (iii) salary and wage subsidy programme introduced by the governments of Italy and other countries as part of support measures extended to manufacturers in response to the COVID-19 pandemic to face revenue losses (for further details, refer to note 40); (iv) “COVID-19 rent concessions” granted by landlords for the majority of the Group’s retail store leases as a result of the severe impact of the COVID-19 pandemic during 2020 (for further details, refer to note 34); (v) COVID-19 grants received from certain governmental authorities, including the US, as part of the actions to support companies in the current COVID-19 pandemic scenario (for further details, see note 34).

As a consequence of the increase in the cash flows in the second half of 2020, in December 2020, the Parent’s Board of Directors suspended the ongoing process relating to the application for a long-term bank borrowing, 90% guaranteed by an Italian governmental authority, with nominal amount of 40,000, made available by the Italian Government with Law Decree n. 23/2020 (the “Liquidity Decree”), as part of the COVID-19 measures to support businesses.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

(ii) Management’s plans

Since the first months of 2020, management has been implementing certain plans that include the disposal of non-strategic assets and, among others, actions to: improve the level of revenue, improve the Group’s manufacturing footprint in order to reduce the cost of sales, save on selling and administrative expenses, access social security procedures that enable companies to temporarily pay workers and employees a reduced salary and to defer certain capital expenditures. Management’s plans are included in: (i) the annual budget for 2021 approved by Parent’s Board of Directors on February 12, 2021; and (ii) the updated 2021-2026 business plan approved by the Parent’s Board of Directors on April 2, 2021. These plans have been reflected in the cash flow forecasts for the years ending December 31, 2021 and 2022.

The Directors highlight that the actions already completed by the Group as at March 31, 2021 to promptly respond to possible future liquidity constraints arising from the COVID-19 pandemic include the following.

—

In June 2020, the Parent signed a sale agreement with a third party for the disposal of the land located in the “Santeramo in Colle-Iesce” area, just a few miles away from its headquarters. The cash consideration received by the Parent for such disposal amounts to 2,800. Furthermore, if certain conditions included in this sale agreement are met, in the next two years the Parent could receive additional consideration of about 2,500 from the acquirer (see note 8).

—

In July 2020, the Parent signed the renewal for an additional five-year period of a factoring agreement with a major Italian financial institution. Under this agreement, the Parent assigns certain trade receivables to such financial institution in exchange for short-term borrowings for a maximum amount of 40,000. For further details, see notes 15 and 30(C)(iii).

—

On December 31, 2020, the Parent signed a preliminary agreement with a third party for the disposal of the idle industrial real estate complex “Via Dell’Avena” located in the city of Altamura (Bari), just a few miles away from its headquarters, for a consideration of 1,300. The sale agreement should be finalized by May 2021 (see note 7).

—

Following the “Share Sell and Purchase agreement” signed with Vita Group on January 8, 2021, on March 1, 2021, the Parent sold its entire interest in the subsidiary IMPE S.p.A. for a cash consideration of 6,100 plus certain customary purchase price adjustments of about 1,800, to be agreed by the end of April 2021. The cash consideration already received by the Parent as the date of the approval of these consolidated financial statements amounts to 4,900 (see note 7).

—

In March 2021, following the preliminary agreement reached in December 2020, the Parent signed the sale contract with a third party for the disposal of the idle industrial real estate complex “Fornello”, located in the city of Altamura (Bari), just a few miles away from its headquarters. The cash consideration received by the Parent for such disposal amounts to 1,250 (see note 7).

—

In March 2021, the Romanian subsidiary obtained a long-term loan from a financial institution, amounting to 5,000. This loan, which is guaranteed by a Romanian governmental authority, has been made available by the Romanian government as part of the COVID-19 measures to support businesses. Such loan has instalments repayable on a monthly basis starting from October 2021, after the six-month interest-only period, and ending in March 2025. This long-term debt provides for variable interest instalments determined based on the six-month Euribor (360) plus a 2.75% spread.

In addition to the above, the Directors confirm that management continues to apply and improve the stricter procedures introduced at the beginning of the COVID-19 pandemic outbreak to manage liquidity and working capital balances, to generate sufficient operating cash flows to meet its obligations as they fall due. The Group aims to maintain the level of its cash and cash equivalents at an amount in excess of expected cash outflows for financial liabilities over the next 60 days. The Group also monitors the level of expected cash inflows from trade and other receivables together with expected cash outflows for trade and other payables. As at December 31, 2020, the expected cash flows from trade and other receivables maturing within two months were significantly in excess of the expected cash outflows for trade and other payables due within two months.

As at March 31, 2021, the net working capital (current assets less current liabilities) is adequately positive compared to December 31, 2020 due, in particular, to the cash of 11,150 received by the Group during the first months for the disposal of the assets held for sale and for the long-term loan obtained from a Romanian financial institution, as previously described.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Furthermore, management has prepared the cash flow forecasts for the years ending December 31, 2021 and 2022 taking into account the actual outstanding order backlog of about 103,000 as at December 31, 2020, that is approximately 75% higher compared to December 31, 2019, the effects of the above actions already completed as at March 31, 2021 and the other above plans. The significant assumptions used to develop these cash flow forecasts are as follows: (a) increasing revenue for 2021 by approximately 25% compared to 2020 revenue; (b) increasing revenue for 2022 by approximately 2.7% compared to 2021 revenue. The Directors highlight that the 2021 forecasted increase in revenue is confirmed by the actual revenue of the Group in the first quarter ended as at March 31, 2021, and, as that date, the level of outstanding order backlog is still robust.

Such cash flow forecasts, even in a worst-case scenario prepared by management, indicate that, taking into account all of management’s plans, the Group expects to have sufficient funds to meet its liabilities as they fall due within one year from the date of the approval of these consolidated financial statements.

4	Summary of significant accounting policies

This note presents the significant accounting policies adopted in the preparation of these consolidated financial statements. These policies have been applied consistently by the Group’s entities to all the years presented, unless otherwise indicated.

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

Intragroup transactions, balances and unrealised gains on transactions between the Group’s entities are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the transferred asset. The accounting policies of the subsidiaries have been changed where necessary to ensure consistency with those adopted by the Group.

Non-controlling interests (NCI) in the profit or loss and equity of subsidiaries are shown separately in the consolidated statement of financial position, consolidated statement of profit or loss, consolidated statement of comprehensive income and consolidated statement of changes in equity. Non-controlling interests are measured initially at their proportionate share of the fair value of the acquiree’s identifiable net assets at the date of acquisition. Changes in the Group’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

(ii) Associates

Associates are all entities over which the Group has significant influence but not control or joint control. This is generally the case where the Group holds between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting (see (v) below), after initially being recognised at cost.

(iii) Joint arrangements

Under IFRS 11 “Joint Arrangements”, investments in joint arrangements are classified as either joint operations or joint ventures. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

(iv) Joint ventures

Interests in joint ventures are accounted for using the equity method (see (v) below), after initially being recognised at cost in the consolidated statement of financial position. Natuzzi S.p.A. has only one joint venture as at December 31, 2020, 2019 and 2018 (see note 11).

(v) Equity method

Under the equity method of accounting, investments are initially recognised at cost and adjusted thereafter to recognise the Group’s share of the post-acquisition profits or losses of the investee in profit or loss, and the Group’s share of variations in other comprehensive income of the investee. Dividends received or receivable from associates and joint ventures are recognised as a reduction in the carrying amount of the investment.

When the Group’s share of losses in an equity-accounted investment equals or exceeds its interest in the entity, including any other unsecured long-term receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the other entity.

Unrealised gains on transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group’s interest in these entities. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. The accounting policies of equity-accounted investees have been changed where necessary to ensure consistency with the policies adopted by the Group.

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

(i) Foreign operations that have a functional currency different from the presentation currency

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency (Euro) are translated into the presentation currency as follows: (a) assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position; (b) revenue and expenses for each statement of profit or loss and statement of comprehensive income are translated at the average exchange rates of the year (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case revenue and expenses are translated at the dates of the transactions); and (c) all resulting exchange differences are recognised in other comprehensive income.

Since January 1, 2017, the Group’s date of transition to IFRSs, such differences are recognised in the translation reserve. When a foreign operation is sold, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

(ii) Foreign operations that have a functional currency that is the presentation currency

As at December 31, 2020 there is one foreign subsidiary, Italsofa Romania, considered to be an integral part of Natuzzi S.p.A. due to the primary and secondary indicators reported in IAS 21, paragraphs 9 and 10. Therefore, the functional currency for this foreign subsidiary is the Parent’s functional currency, namely the Euro. As a result, all monetary assets and liabilities are remeasured, at the end of each reporting period, using the Euro and the resulting gain or loss is recognised in profit or loss. For all non-monetary assets and liabilities, share capital, reserves and retained earnings, the historical exchange rates are used. The average exchange rates of the year are used to translate non-Euro denominated revenue and expenses, except for those non-Euro denominated revenue and expenses related to assets and liabilities which are translated at historical exchange rates. The resulting exchange differences are recognised in profit or loss.
As at December 31, 2019 and 2018, two foreign subsidiaries were considered to be an integral part of Natuzzi S.p.A. (Italsofa Romania and Natuzzi China).

However, with respect to the subsidiary Natuzzi China, engaged in the manufacturing of upholstered furniture, certain economic events took place in the first quarter of 2020 that triggered a change of its functional currency from the Euro to the local currency (the renminbi). Specifically, because of the trade war between China and the US, starting from 2020, such subsidiary manufactures and sells upholstered furniture mainly for the local Chinese market and for other Asian-Pacific markets. Until December 31, 2019, it manufactured and sold a significant portion of its production of upholstered furniture to the Parent and then the Parent resold the products in the markets. The change in the functional currency has been accounted for prospectively from the date of change (January 1, 2020), as required by the IFRS. In other words, management has translated all items included in the statements of financial position and profit or loss into the new functional currency, using the exchange rate at the date of change. Such change had an immaterial impact on the consolidated statement of financial position as at December 31, 2020 and consolidated statement of profit or loss for the year ended December 31, 2020.

(d)	Foreign currency transactions

Transactions in foreign currencies are translated into the functional currency using the exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the closing rate. Non-monetary items that are measured based on their historical cost in a foreign currency are translated at the exchange rate at the date of the transaction. Foreign currency exchange gains and losses are recognised in profit or loss and presented within net exchange rate gains/(losses).

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

(e)	Property, plant and equipment

Items of property, plant and equipment (PPE) are measured at cost, which includes capitalised borrowing costs, less accumulated depreciation and any accumulated impairment losses. The cost of certain buildings as at January, 1 2017, the Group’s date of transition to IFRS, was determined with reference to their deemed cost at that date.

If significant parts of an item of property, plant and equipment have different useful lives, then they are accounted for as separate items (major components) of property, plant and equipment.

Any gain or loss on the disposal of an item of property, plant and equipment is recognised in profit or loss.

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

The Group initially applied IFRS 16 “Leases” from January 1, 2019 (date of initial application). The Group applied IFRS 16 using the modified retrospective approach, under which the cumulative effect of initial application was recognised in retained earnings as at January 1, 2019. Accordingly, the comparative information presented for 2018 was not restated – i.e. it was presented, as previously reported, under IAS 17 and related interpretations. As at January 1, 2019, December 31, 2019 and 2020, the Group does not act as lessor in any lease contracts.

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

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, which is generally the case for the Group’s leases, the lessee’s incremental borrowing rate, being the rate that the individual lessee would have to pay to

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions.

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

(ii) COVID-19-Related Rent Concessions

The Group has applied “COVID-19-Related Rent Concessions - Amendment to IFRS 16”. The Group applies the practical expedient allowing it not to assess whether eligible rent concessions that are a direct consequence of the COVID-19 pandemic are lease modifications. The Group applies the practical expedient consistently to contracts with similar characteristics and in similar circumstances. For rent concessions in leases to which the Group chooses not to apply the practical expedient, or that do not qualify for the practical expedient, the Group assesses whether there is a lease modification.

(iii) Policy applicable before January 1, 2019 as a lessee

For contracts entered into before January 1, 2019, the Group determined whether the arrangement was or contained a lease based on the assessment of whether fulfilment of the arrangement was dependent on the use of a specific asset or assets and the arrangement had conveyed a right to use the asset.

An arrangement conveyed the right to use the asset if one of the following was met: (a) the purchaser had the ability or right to operate the asset while obtaining or controlling more than an insignificant amount of the output; (b) the purchaser had the ability or right to control physical access to the asset while obtaining or controlling more than an insignificant amount of the output; or (c) facts and circumstances indicated that it was unlikely that other parties would take more than an insignificant amount of the output, and the price per unit was neither fixed per unit of output nor equal to the current market price per unit of output.

As a lessee, the Group classified leases that transferred substantially all of the risks and rewards of ownership as finance leases. When this was the case, the leased assets were measured initially at an amount equal to the lower of their fair value and the present value of the minimum lease payments. Minimum lease payments were the payments over the lease term that the lessee was required to make, excluding any contingent rent. Subsequent to initial recognition, the assets were accounted for in accordance with the accounting policy applicable to that asset.

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

(i) Acquisitions on or after January 1, 2017

The Group accounts for business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Group (see note 4 (a)(i)). In determining whether a particular set of activities and assets is a business, the Group assesses whether the set of assets and activities acquired includes, as a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs.

The Group has the option to apply a “concentration test” that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment (see note 4(i)). Any gain on a bargain purchase is recognised in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities.

The consideration transferred does not include amounts related to the settlement of pre‑existing relationships. Such amounts are generally recognised in profit or loss.

Any contingent consideration is measured at fair value at the date of acquisition. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, other contingent consideration is measured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognised in profit or loss.

If share‑based payment awards (replacement awards) are required to be exchanged for awards held by the acquiree’s employees (acquiree’s awards), then all or a portion of the amount of the acquirer’s replacement awards is included in measuring the consideration transferred in the business combination. This determination is based on the market‑based measure of the replacement awards compared with the market‑based measure of the acquiree’s awards and the extent to which the replacement awards relate to pre-combination service.

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

The Group’s interests in equity-accounted investees comprise interests in associates and a joint venture. Associates are those entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies. A joint venture is an arrangement in which the Group has joint control, whereby the Group has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

Interests in associates and the joint venture are accounted for using the equity method. They are initially recognised at cost, which includes transaction costs. Subsequent to initial recognition, the consolidated financial statements include the Group’s share of the profit or loss and other comprehensive income (OCI) of equity-accounted investees, until the date on which significant influence or joint control ceases.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

(k)	Inventories

Raw materials are stated at the lower of cost (determined under the specific cost method for leather hides and under the weighted-average method for other raw materials) and net realisable value.

Goods in process and finished goods are valued at the lower of production cost and net realisable value. Production cost includes direct production costs and production overhead costs. The production overhead costs are allocated to inventory based on the manufacturing facility’s normal capacity.

Finished goods acquired for reselling (e.g., home furnishings accessories) are stated at the lower of cost, determined under the weighted-average method, and net realisable value.

The provision for slow moving and obsolete raw materials and finished goods is based on the estimated realisable value net of the costs of disposal.

(l)	Trade and other receivables

Trade receivables and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less allowance for doubtful accounts.

In particular, trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. They are generally due for settlement within 90 days and therefore are all classified as current. Trade receivables are recognised initially at the amount of consideration that is unconditional unless they contain significant financing components, when they are recognised at fair value. The Group holds the trade receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortised cost using the effective interest method. Details about the Group’s impairment policies and the calculation of the loss allowance are provided in note 4(n)(i).

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

For the purpose of presentation in the consolidated statement of cash flows, cash and cash equivalents includes cash on hand, on-demand deposits with financial institutions, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within bank overdrafts and short-term borrowings in current liabilities in the statement of financial position.

(n)	Impairment of financial assets

The Group has the following types of financial assets that are subject to the expected credit loss model: (i) trade receivables for sales of goods and services; (ii) other receivables; (iii) cash and cash equivalents.

(i) Trade receivables

The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables. In particular, the Group adopted the practical expedient to use a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

To measure the expected credit losses, trade receivables are grouped based on shared credit risk characteristics and the days past due.

The expected loss rates are based on the payment profiles of sales over a period of five years before December 31, 2020 or January 1, 2020, respectively, and the corresponding historical credit losses experienced within this period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables.

The Group measures the expected credit losses for individual receivables which are known to be uncollectible based on the financial difficulties of the debtor, the probability that the debtor will enter bankruptcy or financial reorganisation and default or late payments.

The Group records the expected credit losses on trade receivables determined on a collective and individual basis through the provision for doubtful accounts (see note 15). Trade receivables for which an impairment provision is recognised are written off when there is no reasonable expectation of recovering additional cash. Indicators that there is no reasonable expectation of recovery include, amongst others, the failure of a debtor to engage in a repayment plan with the Group and a failure to make contractual payments for a period of greater than 180 days past due.

Impairment losses on trade receivables are presented as net impairment losses within operating profit/(loss). Subsequent recoveries of amounts previously written off are credited against the same line item.

(ii) Other receivables

Other receivables are considered to have low credit risk and the impairment loss is measured on a 12–month expected credit losses basis. Management considers other receivables to have a low credit risk if they have a low risk of default and the Group’s counterparties are able to meet its contractual cash flow obligations in the short-term.

(iii) Cash and cash equivalents

The cash and cash equivalents are held with financial institutions which have external credit risk ratings that are “investment grade”. Impairment of cash and cash equivalents is measured on a 12-month expected credit losses basis and reflects the short-term nature of the exposures. The Group considers cash and cash equivalents to have “low credit risk” based on the external credit ratings of the financial institutions.

(o)	Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to year-end which are unpaid. The amounts are unsecured and are usually paid within 90 days of recognition. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognised initially at their fair value and subsequently measured at amortised cost using the effective interest method. The Group derecognises trade and other payables when its contractual obligations are discharged or cancelled or expired.

(p)	Borrowings

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in profit or loss over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities are recognised as transaction costs to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalised as a prepayment for liquidity services and amortised over the period of the facility to which it relates.

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

The Group provides its Italian employees with benefits on the termination of their employment. The benefits fall under the definition of defined benefit plans whose existence and amount is certain but whose date is not. The liability is calculated as the present value of the obligation at the reporting date, in compliance with applicable regulations and adjusted to take into account actuarial gains or losses. The amount of the obligation is remeasured annually based on the “projected unit credit” method. Actuarial gains or losses are recorded in full during the relevant period. Actuarial gains/(losses) are stated under “Other comprehensive income” (OCI) in accordance with IAS 19.

(r)	Provisions

Provisions for legal claims, service warranties and one-time termination benefits for certain employees are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations is small.

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

(s)	Derivative financial instruments and hedging activities

Derivatives financial instruments are accounted for in accordance with IFRS 9, except for hedging activities that are treated in accordance with IAS 39.

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as hedges of a particular risk associated with the cash flows of recognised assets (trade receivables) and highly probable forecast transactions (sales orders) (cash flow hedges).

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

(i) Cash flow hedges that qualify for hedge accounting

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in the hedging reserve within equity. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss, within net exchange rate gains/(losses).

When forward contracts are used to hedge forecast transactions, the Group generally designates only the change in fair value of the forward contract related to the spot component as the hedging instrument. Gains or losses relating to the effective portion of the change in the spot component of the forward contracts are recognised in the hedging reserve within equity. The change in the forward element of the contract that relates to the hedged item (“aligned forward element”) is recognised within OCI in the costs of the hedging reserve within equity. In some cases, the Group may designate the full change in fair value of the forward contract (including forward points) as the hedging instrument. In such cases, the gains or losses relating to the effective portion of the change in fair value of the entire forward contract are recognised in the hedging reserve within equity.

Amounts accumulated in equity are reclassified in the periods when the hedged item affects profit or loss.

When a hedging instrument expires, or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative deferred gain or loss and deferred costs of hedging in equity at that time remain in equity until the forecast transaction occurs, resulting in the recognition of a non-financial asset such as inventory. When the forecast transaction is no longer expected to occur, the cumulative gain or loss and deferred costs of hedging that were reported in equity are immediately reclassified to profit or loss.

(ii) Derivatives that do not qualify for hedge accounting

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in profit or loss and are included in net exchange rate gains/(losses). The fair value of derivative instruments is disclosed in note 30.

(t)	Revenue from contracts with customers

The Group has adopted IFRS 15 “Revenue from Contracts with Customers”, effective for reporting periods starting from January 1, 2018, using the full retrospective approach, without any of the practical expedients indicated by IFRS 15 C5.

(i) Sale of upholstered furniture and home furnishings accessories – wholesale

The Group sells a wide range of upholstered furniture (upholstered sofas and beds) and home furnishing accessories (for instance coffee tables, lamps, rugs and wall units) in the wholesale market (Natuzzi branded products and private label products). The upholstered furniture is manufactured in the plants located in Italy, Romania, China and Brazil. Sales are recognised when control of the products has been transferred, i.e., when the products are delivered to the wholesaler, the wholesaler has full discretion over the channel and price to sell the products, and there is no unfulfilled obligation that could affect the wholesaler’s acceptance of the products. Delivery occurs when the products have been dispatched from the Group’s warehouse or shipped to the location specified by the wholesaler, the risks of obsolescence and loss have been transferred to the wholesaler, and the Group has objective evidence that all criteria for acceptance have been satisfied.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The goods are often sold with retrospective volume discounts based on aggregate sales over a 12-month period. Revenue from these sales is recognised based on the price specified in the contract, net of the estimated volume discounts. Accumulated historical experience is used to estimate and provide for the discounts, using the expected value method, and revenue is only recognised to the extent that it is highly probable that a significant reversal will not occur. A refund liability is recognised for expected volume discounts payable to wholesalers in relation to sales made until the end of the reporting period. No element of financing is deemed present as the sales are made with a credit term of 30-90 days, which is consistent with market practice. The Group’s obligation to repair or replace faulty products under the standard assurance warranty terms is recognised as a provision (see note 23).

A trade receivable is recognised when the goods are delivered as this is the point in time that the consideration is unconditional because only the passage of time is required before the payment is due.

It is the Group’s policy not to sell its products to the wholesaler with a right of return.

(ii) Sale of upholstered furniture and home furnishings accessories—retail

The Group operates a chain of retail stores (Natuzzi Italia stores, Natuzzi Editions stores and Divani & Divani by Natuzzi stores) selling a wide range of upholstered furniture (upholstered sofas and beds) and home furnishing accessories (for instance coffee tables, lamps, rugs and wall units). The upholstered furniture is manufactured in the plants located in Italy, Romania, China and Brazil.

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

(iii) Sale of polyurethane foam and leather by-products – wholesale

The Group sells polyurethane foam, because the facility’s production is in excess of the Group’s needs, and leather by-products in the wholesale market. Such sales are recognised when control of the products has been transferred, i.e., when the products are delivered to the wholesaler, the wholesaler has full discretion over the channel and price to sell the products, and there is no unfulfilled obligation that could affect the wholesaler’s acceptance of the products. Delivery occurs when the products have been dispatched from the Group’s warehouse or shipped to the location specified by the wholesaler, the risks of obsolescence and loss have been transferred to the wholesaler, and either the wholesaler has accepted the products in accordance with the sales contract, the acceptance provisions have lapsed, or the Group has objective evidence that all criteria for acceptance have been satisfied.

Revenue from these sales is recognised based on the price specified in the contract. No element of financing is deemed present as the sales are made with a credit term of 30-90 days, which is consistent with market practice. The Group’s obligation to repair or replace faulty products under the standard assurance warranty terms is recognised as a provision (see note 23).

A trade receivable is recognised when the goods are delivered as this is the point in time that the consideration is unconditional because only the passage of time is required before the payment is due.

It is the Group’s policy not to sell these products to the wholesaler with a right of return.

(iv) Sale of Natuzzi Display System and related slotting fees

The Group sells the Natuzzi Display System (NDS) to retailers, used to set up their stores. Revenue from such sales is recognised over time based on the length of the distribution contract signed with the retailer. Revenue is accounted for based on the price specified in the contract. No element of financing is deemed present as the sales are made with a credit term of

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

30-90 days, which is consistent with market practice. The deferred revenue for the sales of Natuzzi Display System is included under the caption “Contract liabilities” of the statement of financial position.

The Group pays retailers slotting fees as contributions to prepare the retailer’s system to accept and sell the Group’s products. Slotting fees are recognised over time based on the length of the contract signed with the retailers and are treated as a reduction of revenue. Deferred slotting fees are included under the caption “Other assets” of the statement of financial position.

(v) Service-type warranty

Customers who purchase the Group’s products may require a service-type warranty. The Group allocates a portion of the consideration received to the service-type warranty. This allocation is based on the relative stand-alone selling price. The amount allocated to the service-type warranty is deferred, and is recognised as revenue over time based on the validity period of such warranty. The deferred revenue is included in the caption “Contract liabilities” of the statement of financial position.

(vi) Financing components

The Group does not expect to have any contracts where the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds one year. As a consequence, the Group does not adjust any of the transaction prices for the time value of money.

(u)	Cost of sales, selling expenses and administrative expenses

Cost of sales consist of the following expenses: change in opening and closing inventories, purchases of raw materials, purchases of finished goods for reselling, labour costs (included one-time termination benefit accruals), third party manufacturing costs, depreciation expense of property, plant and equipment and right-of-use-assets used in the production of finished goods, impairment of property, plant and equipment and right-of-use-assets, energy and water expenses (for instance light and power expenses), expenses for maintenance and repairs of production facilities, distribution network costs (including inbound freight charges, warehousing costs, internal transfer costs and other logistic costs involved in the production cycle), security costs for production facilities, small-tools replacement costs, insurance costs and other minor expenses.

Selling expenses consist of the following expenses: shipping and handling costs incurred for transporting finished products to customers, advertising costs, labour costs for sales personnel, expenses related to leases (e.g., short-term and low-value leases), customs duties, commissions to sales representatives and related costs, depreciation expense of property, plant and equipment and right-of-use-assets used in the selling activities, amortisation of intangible assets that, based on their usage, are allocated to selling expenses, impairment of property, plant and equipment and right-of-use-assets, sales catalogue and related expenses, exhibition and trade-fair costs, advisory fees for sales and marketing of finished products, expenses for maintenance and repair of stores and other trade buildings, insurance costs for trade receivables and other miscellaneous expenses.

Administrative expenses consist of the following expenses: labour costs for administrative personnel, advisory fees for accounting and information-technology services, traveling expenses for management and other personnel, depreciation expense related to property, plant and equipment and right-of-use-assets used in the administrative activities, amortisation of intangible assets that, based on their usage, are allocated to administrative expenses, impairment of property, plant and equipment and right-of-use-assets, postage and telephone costs, stationery and other office supplies costs, expenses for maintenance and repair of administrative facilities, directors’ fees, statutory auditors and external auditors’ fees and other miscellaneous expenses.

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

Shipping and handling costs incurred to transport products to customers are expensed in the periods incurred and are included in selling expenses. Under IFRS 15, shipping and handling costs related to activities before the customer obtains control of the finished goods, are accounted for as fulfillment costs under the caption “Other assets” of the statement of financial position. Such costs are recognised in profit or loss consistent with the pattern of transfer of the finished goods. Shipping and handling expenses recorded for the years ended December 31, 2020, 2019 and 2018, come to 28,749, 35,513 and 40,765, respectively (see note 34).

(w)	Advertising costs

Advertising costs are expensed in the periods incurred and are included in selling expenses. Advertising expenses recorded for the years ended December 31, 2020, 2019 and 2018 amount to 4,837, 7,145 and 12,687, respectively (see note 34).

(x)	Commission expense

Commissions payable to sales representatives and the related expenses are recorded at the time revenue from sale of products is recognised and are included in selling expenses. Commissions are not paid until payment for the related sale’s invoice is remitted to the Group by the customer. Under IFRS 15, sale commissions are considered costs of obtaining a contract and the Group has elected to apply the practical expedient under which such costs are expensed in profit or loss, as the amortisation period is less than one year. Commissions expenses recorded in profit or loss for the years ended December 31, 2020, 2019 and 2018 amount to 5,403, 8,393 and 10,225, respectively (see note 34).

(y)	Government grants

Grants from the government are recognised at their fair value when there is reasonable assurance that the grant will be received and the Group will comply with all attached conditions. Government grants relating to costs are deferred and recognised in profit or loss over the period necessary to match them with the costs that they are intended to compensate. Government grants relating to the purchase of property, plant and equipment are deferred and credited to profit or loss on a straight-line basis over the expected lives of the related assets. Amortisation of the deferred grant is recognised in profit or loss as a reduction in the cost of sales, selling expenses or administrative expenses.

(z)	Net finance income/(costs)

The Group’s net finance income/(costs) include: interest income, interest expense, commission expense, gain or loss on derivative financial instruments, exchange rate gain or loss on financial assets and financial liabilities, gain on the remeasurement to fair value of the interest in a joint venture as a consequence of the loss of control, and hedge ineffectiveness recognised in profit or loss.

Interest income or expense is recognised using the “effective interest rate”. The “effective interest rate” is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to the gross carrying amount of the financial asset or the amortised cost of the financial liability.

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

(i) Current tax

Current tax comprises the expected tax payable or receivable on the taxable profit or loss for the year and any adjustment to the tax payable or receivable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax expected to be paid or received that reflects uncertainty related to income taxes, if any. It is measured using tax rates enacted or substantively enacted at the reporting date.

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

(ab)	Operating profit/(loss)

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

When available, the Group measures the fair value of an instrument using the quoted price in an active market for that instrument. A market is regarded as “active” if transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

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

The best evidence of the fair value of a financial instrument on initial recognition is normally the transaction price – i.e., the fair value of the consideration given or received. If the Group determines that the fair value on initial recognition differs from the transaction price and the fair value is evidenced neither by a quoted price in an active market for an identical asset or liability nor based on a valuation technique for which any unobservable inputs are judged to be insignificant in relation to the measurement, then the financial instrument is initially measured at fair value, adjusted to defer the difference between the fair value on initial recognition and the transaction price.

Subsequently, that difference is recognised in profit or loss on an appropriate basis over the life of the instrument but no later than when the valuation is wholly supported by observable market data or the transaction is closed out.

(ad)	Earnings/(loss) per share

(i) Basic earnings/(loss) per share

Basic earnings/(loss) per share are calculated by dividing the profit/(loss) attributable to the owners of the Parent, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the year, adjusted for bonus elements in ordinary shares issued during the year and excluding treasury shares.

(ii) Diluted earnings/(loss) per share

Diluted earnings/(loss) per share adjust the figures used in the determination of basic earnings/(loss) per share to take into account the post-income/(loss) tax effect of interest and other financing costs associated with dilutive potential ordinary shares, and the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

(ae)	Standards, amendments and interpretations issued but not yet effective

The standards, amendments and interpretations issued by the International Accounting Standards Board (“IASB”) that will have mandatory application in 2021 or subsequent years are listed below.

In May 2017 the IASB issued IFRS 17 “Insurance Contracts” which establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts issued as well as guidance relating to reinsurance contracts held and investment contracts with discretionary participation features issued. IFRS 17 is effective on or after January 1, 2023 with

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

early adoption allowed if IFRS 15 “Revenue from Contracts with Customers” and IFRS 9 “Financial Instruments” are also applied. The IASB issued certain amendments to such standard in June 2020. The Group does not expect any impact from the adoption of such standard.

In January 2020 the IASB issued amendments to IAS 1 “Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current” to clarify how to classify debt and other liabilities as current or non-current, and in particular how to classify liabilities with an uncertain settlement date and liabilities that may be settled by converting to equity. These amendments are effective on or after January 1, 2022. The Group does not expect any material impact from the adoption of these amendments.

In May 2020, the IASB issued certain amendments to IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”, specifically related to “Onerous contracts - Cost of Fulfilling a Contract”. These amendments specify which costs an entity includes in determining the cost of fulfilling a contract for the purpose of assessing whether the contract is onerous. The amendments are effective for annual reporting periods beginning on or after 1 January 1, 2022 and apply to contracts existing at the date when the amendments are first applied. Earlier application is permitted. The Group does not expect any material impact from the application of these amendments.

In May 2020, the IASB issued an amendment to IFRS 1 “First-time Adoption of International Financial Reporting Standards”. Such amendment simplifies the application of IFRS 1 for a subsidiary that becomes a first-time adopter of the IFRS after its parent. The amendment is effective for annual periods beginning on or after January 1, 2022. Earlier application is permitted. The Group does not expect any impact from the application of this amendment.

In May 2020, the IASB issued amendments to IAS 16 “Property, Plant and Equipment”. These amendments provide guidance on the accounting for sales proceeds and related production costs of items produced in the process of making an item of property, plant and equipment available for its intended use. Under the amendments, an entity recognises proceeds from selling items before the related item of property, plant and equipment is available for use in profit or loss, together with the costs of producing those items. IAS 2 “Inventories” is applied in identifying and measuring these production costs. The amendments also clarify that testing whether an item of property, plant and equipment functions properly means assessing its technical and physical performance rather than its financial performance. No disclosure requirements have been added to IAS 16 for sales of items that are an output of a company’s ordinary activities: the disclosure requirements of IFRS 15 “Revenue from Contracts with Customers” and IAS 2 will apply in such cases. The amendments are effective for annual periods beginning on or after January 1, 2022. Earlier application is permitted. The Group does not expect any impact from the application of this amendment.

In May 2020, as part of its process to make non-urgent but necessary amendments to IFRS Standards, the IASB issued the “Annual Improvements to IFRS Standards 2018–2020”. These amendments are effective for annual reporting periods beginning on or after January 1, 2022 with earlier application permitted. The Group does not expect any material impact from the applications of such amendments.

In May 2020, the IASB issued amendments to “IFRS 3 — Business combinations” to update a reference in IFRS 3 to the “Conceptual Framework for Financial Reporting” without changing the accounting requirements for business combinations. These amendments are effective on or after January 1, 2022. The Group does not expect any material impact from the adoption of these amendments.

In June 2020, the IASB issued amendments to “IFRS 4 — Insurance Contracts” which defer the expiry date of the temporary exemption from applying IFRS 9 to annual periods beginning on or after January 1, 2021. The Group does not expect any impact from the adoption of these amendments.

In July and May 2020, the IASB issued amendments to IAS 1 “Presentation of Financial Statements”. These amendments clarify the following in relation to the classification of liabilities as current or non-current: (i) the right to defer settlement for at least 12 months after the reporting period must have substance and exist at the reporting date – i.e. the requirement for the right to be “unconditional” has been removed; (ii) the classification of liabilities is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and (iii) settlement of a liability includes transferring an entity’s own equity instruments to the counterparty. If a liability has any conversion options that involve a transfer of an entity’s own equity instruments, then these generally affect the liability’s classification as current or non-current, unless these

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

conversion options are recognised as equity under IAS 32. The amendments are effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted. The Group does not expect any material impact from the application of these amendments.

In August 2020, the IASB issued amendments to IFRS 9 “Financial Instruments”, IAS 39 “Financial Instruments: Recognition and Measurement”, IFRS 7 “Financial Instruments: Disclosures”, IFRS 4 “Insurance Contracts” and IFRS 16 “Leases”, collectively the “Interest Rate Benchmark Reform – Phase 2”. These amendments address issues that might affect financial reporting as a result of the reform of an interest rate benchmark, including the effects of changes to contractual cash flows or hedging relationships arising from the replacement of an interest rate benchmark with an alternative benchmark rate. The amendments provide practical relief from certain requirements in IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 relating to: (i) changes in the basis for determining contractual cash flows of financial assets, financial liabilities and lease liabilities; and (ii) hedge accounting. Further, such amendments will require the Group to disclose additional information about its exposure to risks arising from the interest rate benchmark reform and related risk management activities. The amendments are effective for annual periods beginning on or after January 1, 2021. Earlier application is permitted. Application will not impact amounts reported for 2020 or prior periods. The Group does not expect any material impact from the application of these amendments.

In February 2021, the IASB issued amendments to IAS 1 “Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies” which require companies to disclose their material accounting policy information rather than their significant accounting policies and provide guidance on how to apply the concept of materiality to accounting policy disclosures. These amendments are effective on or after January 1, 2023. The Group does not expect any material impact from the adoption of these amendments.

In February 2021, the IASB issued amendments to IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates” which clarify how companies should distinguish changes in accounting policies from changes in accounting estimates. These amendments are effective on or after January 1, 2023. The Group does not expect any material impact from the adoption of these amendments.

In March 2021, the IASB issued an amendment that allows a one-year extension (i.e., June 30, 2022) to the practical expedient for “COVID-19 related rent concessions” under IFRS 16 “Leases”. The 2021 amendment is effective for annual reporting periods beginning on or after April 1, 2021. Lessees are permitted to apply it early. The Group does not expect any material impact from the adoption of this amendment.

5	Changes in significant accounting policies

Changes in significant accounting policies for the years ended December 31, 2020 and 2019 are reported below.

(A) COVID-19 Related Rent Concessions

In response to the COVID-19 coronavirus pandemic, in May 2020, the IASB issued an amendment to IFRS 16 “Leases” to provide practical relief for lessees in accounting for rent concessions. Under the practical expedient, lessees are not required to assess whether eligible rent concessions are lease modifications, and instead are permitted to account for them as if they were not lease modifications. Rent concessions are eligible for the practical expedient if they occur as a direct consequence of the COVID-19 pandemic and if all of the following criteria are met: (i) the change in lease payments results in revised consideration for the lease that is substantially the same as, or less than, the consideration for the lease immediately preceding the change; (ii) any reduction in lease payments affects only payments originally due on or before June 30, 2021; and (iii) there is no substantive change to the other terms and conditions of the lease. The amendment is effective for annual periods beginning on or after June 1, 2020. Earlier application is permitted. The Group has adopted the amendment early and applied the practical expedient consistently to eligible rent concessions. The Group has applied the amendment retrospectively. The amendment had no impact on retained earnings as at January 1, 2020.

Due to the adoption of such amendment, the Group recognised lease incentives of 1,799 in the consolidated statement of profit or loss for the year ended December 31, 2020 (see note 34).

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

(B) Other standards

A number of other new standards are also effective from January 1, 2020 but they did not have a material effect on the Group’s consolidated financial statements. Specifically, the adoption by the Group of “Definition of a Business” (Amendments to IFRS 3) and “Interest Rate Benchmark Reform” (Amendments to IFRS 9, IAS 39 and IFRS 7) did not impact its consolidated financial statements.

(C) IFRS 16 “Leases”

The Group applied IFRS 16 “Leases” from January 1, 2019 (date of initial application). The Group applied IFRS 16 using the modified retrospective approach, under which the cumulative effect of initial application is recognised in retained earnings as at January 1, 2019. Accordingly, the comparative information presented for 2018 is not restated – i.e. it is presented, as previously reported, under IAS 17 and related interpretations.

As at January 1, 2019, December 31, 2020 and 2019 the Group does not act as lessor in any lease contracts.

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

Right-of-use assets were measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments. The Group applied this approach to all leases.

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

Due to adoption of IFRS 16 as at January 1, 2019, lease incentives of 960 were reclassified from other liabilities to right-of-use assets.

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

When measuring lease liabilities for leases that were classified as operating leases, the Group discounted lease payments using its incremental borrowing rate as at January 1, 2019. The weighted-average rate applied was 5.04%.

For the impact of IFRS 16 on profit or loss for the years ended December 31, 2020 and 2019, see note 9. For the impact of IFRS 16 on the Adjusted EBITDA for the years ended December 31, 2020 and 2019, see note 41. For the details of accounting policies under IFRS 16 and IAS 17, see note 4(f).

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

7	Assets held for sale

In September 2019, the Company committed to a plan to sell certain non-strategic assets such as land, buildings, the tannery and foam operations.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

(i) Disposal group held for sale

Following the preliminary agreement reached in September 2020, on January 8, 2021, the Company signed a “Share Sell and Purchase Agreement” (the “Agreement”) with Vita Group, the largest European manufacturer of flexible polyurethane foams, for the sale of its entire interest in the subsidiary IMPE S.p.A. which contains the foam operations. The consideration agreed for this sale is 6,100 plus certain customary purchase price adjustments of about 1,800, to be agreed by the end of April 2021. This agreement has been finalised on March 1, 2021. Following the finalisation of such transaction, Vita Group holds 100% of IMPE S.p.A.. The cash consideration already received by the Parent at the date of approval of these consolidated financial statements amounts to 4,900 (see notes 30(C)(iii) and 44).

Such disposal group, comprising assets and liabilities, has been classified as held for sale as it is highly probable that as at December 31, 2020, it will be recovered primarily through its sale rather than through continuing use. Furthermore, as at December 31, 2020, the fair value less costs to sell of this disposal group is higher than its carrying amount, and it does not represent a discontinued operation since the foam operation does not constitute a separate line of business or geographic area of operations. Specifically, IMPE S.p.A. is a subsidiary engaged in the production of flexible polyurethane foam products employed by the Group in the manufacture of its upholstered furniture and the sale to third parties of the residual part of the foam products that results in excess of the Group’s needs.

As at December 31, 2020, this disposal group comprised the following assets and liabilities.

Property, plant and equipment	1,620
Intangible assets	9
Inventories	971
Trade receivable	1,304
Other financial assets	65
Total assets held for sale	3,969

Long-term borrowing	344
Employees’ leaving entitlement	408
Trade payables and other financial liabilities	2,634
Total liabilities held for sale	3,386

There are no cumulative income or expenses included in OCI relating to this disposal group.

(ii) Non-current assets held for sale

On December 31, 2020, the Parent signed the preliminary agreement with a third party for the disposal of the idle industrial real estate complex “Via Dell’Avena” located in the city of Altamura (Bari), just a few miles away from its headquarters, for a consideration of 1,300. As at December 31, 2020, the carrying amount of this property is 820. The sale contract should be finalised within May 2021 (see note 44).

In March 2021, following the preliminary agreement reached in December 2020, the Parent signed the sale contract with a third party for the disposal of the idle industrial real estate complex “Fornello” located in the city of Altamura (Bari), just a few miles away from its headquarters, for a cash consideration of 1,250. As at December 31, 2020, the carrying amount of this property is 884 (see note 44).

These two assets have been classified as held for sale as it is highly probable that, as at December 31, 2020, their carrying amount will be recovered primarily through their sale rather than through continuing use. Furthermore, as at December 31, 2020, the fair value less costs to sell of each asset is higher than its carrying amount and they do not represent a discontinued operation.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

8	Property, plant and equipment

Changes in the carrying amount of property, plant and equipment for the years ended December 31, 2020 and 2019 are analysed in the following tables.

	Land and buildings	Machinery and equipment	Office furniture and equipment	Retail gallery and store furnishing	Leasehold improvements	Constr. in progress	Total
Cost as at December 31, 2018	170,045	126,354	15,079	13,494	20,736	912	346,620
Additions	560	1,510	126	285	1,671	38	4,190
Disposals	(3)	(522)	(114)	(4)	—	—	(643)
Reclassifications from constr. in progress	—	183	—	—	545	(728)	—
Effect of translation adj.	213	(60)	32	(43)	423	33	598
Cost as at December 31, 2019	170,815	127,465	15,123	13,732	23,375	255	350,765
Additions	396	897	119	47	541	580	2,580
Disposals	(3,364)	(3,842)	(232)	(60)	(5,064)	—	(12,562)
Reclassifications to assets held for sale	(10,828)	(15,746)	(608)	—	—	—	(27,182)
Reclassifications from constr. in progress	—	414	—	—	—	(414)	—
Effect of translation adj.	(3,814)	(965)	(68)	(638)	560	(61)	(4,986)
Cost as at December 31, 2020	153,205	108,223	14,334	13,081	19,412	360	308,615

	Land and buildings	Machinery and equipment	Office furniture and equipment	Retail gallery and store furnishing	Leasehold improvements	Constr. in progress	Total
Accumulated depreciation as at December 31, 2018	(85,983)	(109,794)	(14,083)	(12,258)	(13,416)	—	(235,534)
Depreciation	(3,984)	(3,221)	(381)	(535)	(2,848)	—	(10,969)
Disposals	—	462	112	3	—	—	577
Effect of translation adj.	(2,338)	(1,120)	66	(206)	1,282	—	(2,316)
Accumulated depreciation as at December 31, 2019	(92,305)	(113,673)	(14,286)	(12,996)	(14,982)	—	(248,242)
Depreciation	(3,831)	(2,972)	(370)	(467)	(2,242)	—	(9,882)
Disposals	7	3,330	219	52	5,017		8,625
Reclassifications to assets held for sale	8,377	14,878	603	—	—	—	23,858
Effect of translation adj.	1,589	721	62	711	(751)	—	2,332
Accumulated depreciation as at December 31, 2020	(86,163)	(97,716)	(13,772)	(12,700)	(12,958)	—	(223,309)

Net book value as at December 31, 2018	84,062	16,560	996	1,236	7,320	912	111,086
Net book value as at December 31, 2019	78,510	13,792	837	736	8,393	255	102,523
Net book value as at December 31, 2020	67,042	10,507	562	381	6,454	360	85,306

Annual rate of depreciation for 2020 and 2019	0%-10%	10%-25%	10%-20%	25%-35%	10%-20%	—

In June 2020, the Parent signed a sale agreement with a third party for the disposal of the land located in the “Santeramo in Colle-Iesce” area, just a few miles away from its headquarters. The cash consideration received by the Parent for such disposal amounts to 2,800. Following such disposal, the Parent realised a loss of 557. Furthermore, if certain conditions included in this sale agreement are met, in the next two years the Parent could receive additional consideration of about 2,500 from the acquirer.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

As at December 31, 2020 and 2019, the carrying amount of property, plant and equipment temporarily idle is of 5,247 and 10,468, respectively.

As at December 31, 2020 the carrying amount of the property, plant and equipment reclassified to the caption “assets held for sale” is of 3,324 (cost of 27,182 and accumulated depreciation of 23,858). For further details on such reclassifications see note 7.

As at December 31, 2020, properties with a carrying amount of 45,519 (47,865 as at December 31, 2019) are subject to registered mortgages to guarantee the long-term borrowings (see note 19).

The following tables show a breakdown of property, plant and equipment by country.

	31/12/20	31/12/19
Italy	45,895	57,035
Romania	19,253	19,831
United States of America	14,778	17,800
Brazil	2,807	4,250
China	1,109	2,334
Europe	1,461	1,260
Other countries	3	13
Total	85,306	102,523

The following tables show a breakdown of property, plant and equipment based on the cash generating units in which they are included.

	31/12/20	31/12/19
Italian upholstered furniture plant	32,401	35,482
Romanian upholstered furniture plant	20,626	21,372
Brazilian upholstered furniture plant	3,048	4,672
Chinese upholstered furniture plant	2,654	4,257
Others	26,577	36,740
Total	85,306	102,523

As at December 31, 2020, the Group performed the impairment assessment of property, plant and equipment and right-of-use assets included in several cash generating units (CGUs), such as the Italian upholstered furniture plant CGU and certain directly operated retail stores CGUs that presented indicators of impairment. The Group performed the impairment assessment in accordance with its accounting policy discussed in note 4(i). In particular, an impairment loss is recognised if the carrying amount of a CGU exceeds its recoverable amount. The recoverable amount of a CGU is the higher of its value in use, determined using a discounted cash flow method, and its fair value less costs to sell.

Further, the significant assumptions used by the Group in estimating the value in use were the annual sales growth rates used to estimate the forecasted revenue for the years 2021-2025, the weighted average cost of capital rates and the long-term growth rates, all of which were determined at CGU level, including the effects of the COVID-19 pandemic and the duration of the resulting economic downturn. Such significant assumptions involved a high degree of subjectivity by management and reasonably possible changes to these assumptions had a significant effect on the value in use. Specifically, such assumptions were based on the Group’s future business performances and other forward-looking assumptions that entail significant judgments by management and were heavily impacted by several external events. Finally, cash flow projections for the years 2021-2025 have been derived from the business plan approved by the Board of Directors and forecasts have been developed taking into consideration the track records of actual results reported by the Group.

For property, plant and equipment temporarily idle, the fair value less costs to sell was estimated through independent third-party appraisals, which assessed the fair value of land and buildings using the comparable market method and assessed the

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

fair value of machinery and equipment using the depreciated replacement cost method, adjusted for an obsolescence rate and a marketability rate.

As a result of the 2020 and 2019 impairment assessment performed by the Group, no impairment losses have emerged for property, plant and equipment.

9	Right-of-use-assets

Changes in the carrying amount of right-of-use assets for the years ended December 31, 2020 and 2019, are reported in the following tables.

	Buildings	Vehicles	Total
Cost as at January 1, 2019	55,159	639	55,798
Additions	10,786	395	11,181
Disposals	—	—	—
Effect of translation adjustments	922	3	925
Cost as at December 31, 2019	66,867	1,037	67,904
Additions	10,083	—	10,083
Disposals	(6,910)	—	(6,910)
Adjustments due to remeasurements	693	—	693
Adjustments due to modifications	(327)	—	(327)
Effect of translation adjustments	(2,696)	(14)	(2,710)
Cost as at December 31, 2020	67,710	1,023	68,733

Accumulated depreciation and impairment loss as at Jan. 1, 2019	—	—	—
Depreciation	(12,926)	(301)	(13,227)
Impairment loss	—	—	—
Effect of translation adjustments	42	(1)	41
Accumulated depreciation and impairment loss as at Dec. 31, 2019	(12,884)	(302)	(13,186)
Depreciation	(13,066)	(310)	(13,376)
Disposals	6,639	—	6,639
Impairement loss	(584)	—	(584)
Adjustments due to remeasurements	157	—	157
Adjustments due to modifications	—	—	—
Effect of translation adjustments	621	9	630
Accumulated depreciation and impairment loss as at Dec. 31, 2020	(19,117)	(603)	(19,720)

Net book value as at January 1, 2019	55,159	639	55,798
Net book value as at December 31, 2019	53,983	735	54,718
Net book value as at December 31, 2020	48,593	420	49,013

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The Group leases buildings for its retail stores, warehouses and factory facilities. These leases typically run for a period of five to ten years. Some leases include an option to renew the lease for an additional period of the same duration after the end of the contract term. Some of such leases provide for additional rent payments that are based on changes in local price indices. For certain of these leases, the Group is restricted from entering into any sub-lease arrangements. A significant portion of retail stores, warehouse and factory facilities leases were entered into several years ago. As at December 31, 2018, these leases were classified as operating leases under IAS 17.

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

The following tables show a breakdown of right-of-use assets based on geographical location of the cash generating units (mainly directly operated retail stores) in which they are included.

	31/12/20	31/12/19
United States of America	14,643	18,661
Italy	9,671	11,743
Spain	5,382	4,179
United Kingdom	9,274	11,119
China	5,484	2,881
Others	4,559	6,135
Total	49,013	54,718

As at December 31, 2020, the Group performed the impairment assessment of property, plant and equipment and right-of-use assets included in several cash generating units (CGUs), such as the Italian upholstered furniture plant CGU and certain directly operated retail stores CGUs that presented indicators of impairment. For additional information on the impairment assessment reference should be made to note 8.

As result of the 2020 impairment assessment performed by the Group, impairment losses of 584 have emerged for right-of-use assets.

Other information about leases for which the Group is a lessee is presented below.

(i) Amounts recognized in profit or loss under IFRS 16 for the years ended December 31, 2020 and 2019

	2020	2019
Depreciation charge of right-of-use assets	13,376	13,227
Interest on lease liabilities	2,613	2,635
Expenses relating to short-term leases	719	1,090
Expenses relating to leases of low-value assets, excluding short-term leases	122	132
Covid-19 rent concessions	(1,799)	—
Total	15,031	17,084

(ii) Amounts recognized in profit or loss under IAS 17 for the year ended December 31, 2018

Lease expenses recognised in profit or loss under IAS 17 for the year ended December 31, 2018 amount to 17,705.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

(iii) Amounts recognized in statement of cash flows for the years ended December 31, 2020 and 2019

Lease payments recognised in statement of cash flows for the years ended December 31, 2020 and 2019 amount to 12,496. and 14,251, respectively, and include interests paid for 2,589 and 2,291, respectively (see note 20).

10	Intangible assets and goodwill

Changes in the carrying amount of intangible assets and goodwill for the years ended December 31, 2020 and 2019 are analysed in the following tables.

	Trademarks, patents and other	Software	Goodwill	Total
Cost as at December 31, 2018	14,021	29,617	3,947	47,585
Additions	66	847	—	913
Disposals	—	—	—	—
Effect of translation adjustments	(1)	7	121	127
Cost as at December 31, 2019	14,086	30,471	4,068	48,625
Additions	107	685	—	792
Impairment of goodwill	—	—	(1,866)	(1,866)
Reclassifications to assets held for sale	(174)	(53)	—	(227)
Effect of translation adjustments	3	(113)	(281)	(391)
Cost as at December 31, 2020	14,022	30,990	1,921	46,933

Accumulated amortization as at December 31, 2018	(13,709)	(27,984)	—	(41,693)
Amortisation	(150)	(767)	—	(917)
Disposals	—	—	—	—
Effect of translation adjustments	225	(219)	—	6
Accumulated amortization as at December 31, 2019	(13,634)	(28,970)	—	(42,604)
Amortisation	(145)	(762)	—	(907)
Disposals	—	—	—	—
Reclassifications to assets held for sale	167	51	—	218
Effect of translation adjustments	7	110	—	117
Accumulated amortization as at December 31, 2020	(13,605)	(29,571)	—	(43,176)

Net book value as at December 31, 2018	312	1,633	3,947	5,892
Net book value as at December 31, 2019	452	1,501	4,068	6,021
Net book value as at December 31, 2020	417	1,419	1,921	3,757

As at December 31, 2020, goodwill of 1,921 only relates to the “Italy - retail stores” CGU. It arose on the 2017 acquisition by the Parent of four “Divani&Divani by Natuzzi” stores located in the North East of Italy. This acquisition was performed with a related party at arm’s length conditions.

Impairment tests have been performed on goodwill in 2020 and 2019.

As result of such impairment tests in 2020, the goodwill of 1,866 related to “Mexico – retail stores” CGU was fully impaired. In fact, in 2020, this CGU was severely affected by the COVID-19 pandemic and the restriction measures taken to contain it, including the lockdown period. The recoverable amount of this CGU was based on its value in use, determined by discounting the future cash flows to be generated from the continuing use of the CGU. The carrying amount of such CGU was determined to be higher than its recoverable amount and an impairment loss of 1,866 was recognised in profit or loss for

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

the year ended December 31, 2020. The impairment loss was fully allocated to goodwill and it is included in “selling expenses” of profit or loss for the year ended December 31, 2020.

The significant assumptions that were used in performing the 2020 and 2019 impairment tests for goodwill are as follows.

December 31, 2020

CGU	Net book value after impairment test	Long-term growth rate	WACC	Annual sales growth rate 2021	Annual sales growth rate 2022–2025
Italy – retail stores	1,921	0.90%	8.92%	8.03%	2.50%
Mexico – retail stores	—	3.57%	13.31%	18.00%	2.13%
Total goodwill	1,921

December 31, 2019

CGU	Net book value after impairment test	Long-term growth rate	WACC	Annual sales growth rate 2020-2024
Italy – retail stores	1,921	1.0%	9.05%	8.5%
Mexico – retail stores	2,147	3.4%	13.92%	9.3%
Total goodwill	4,068

Further, the cash flows included specific estimates for five years and a long-term growth rate thereafter. Cash flows projections have been derived from the business plan approved by the Board of Directors. The estimated recoverable amount of Italy – retail stores CGU exceeded its carrying amount with an adequate cushion.

Research and development costs recognised as an expense for the years ended December 31, 2020, 2019 and 2018 amount to 3,137, 3,700 and 3,362, respectively.

11	Equity-method investees

Changes in the carrying amount of equity-method investees for the years ended December 31, 2020 and 2019 are analysed as follows.

	Natuzzi Trading Shanghai	Nars Miami LLC	Salena S.r.l.	Total
Balance as at December 31, 2018	40,133	87	—	40,220
Share of profit for the year	992	19	—	1,011
Share of other comprehensive income	111	—	—	111
Balance as at December 31, 2019	41,236	106	—	41,342
Share of profit for the year	1,455	—	—	1,455
Share of other comprehensive income	(365)	(8)	—	(373)
Dividends received	(2,335)	—	—	(2,335)
Balance as at December 31, 2020	39,991	98	—	40,089

As at December 31, 2020 and 2019 equity-method investees include: (a) the 49% stake in the joint venture Natuzzi Trading Shanghai; (b) the 49% stake in the associate Nars Miami LLC; (c) the 49% interest in the associate Salena S.r.l., whose carrying value was totally impaired in 2014 in consideration of some legal disputes among shareholders.

All such investments are accounted for using the equity method.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

(i) Disclosures on Natuzzi Trading (Shanghai) Co. Ltd., joint venture

On March 22, 2018, the Company signed a Joint Venture Agreement and a Share Purchase Agreement with Kuka Group (Kuka), a leading distributor of upholstered furniture in China. Such agreements, which aim to expand the Company’s retail network on the Chinese market, provide for an investment by Kuka in the Group of 65,000, of which: (a) a 35,000 capital injection into the subsidiary Natuzzi Trading (Shanghai) Co. Ltd. (Natuzzi Trading Shanghai), increasing the share capital of the latter, in exchange for a 27.46% interest; and (b) 30,000 for the purchase of an additional 23.54% interest in the subsidiary, Natuzzi Trading Shanghai, which was owned by Natuzzi.

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

The fair value of the retained interest in Natuzzi Trading Shanghai, amounting to 48,024, has been estimated by applying a discounted earnings technique, and is based on significant inputs that are not observable in the market (level 3). The fair value estimate was based on an assumed discount rate of 14.25% and a terminal value calculated assuming a nil long-term growth rate.

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

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The elimination of the intercompany profit from licensing Natuzzi’s trademarks refers to the stipulation of a license contract between the Company and Natuzzi Trading Shanghai for the use of the exclusive and perpetual rights to Natuzzi’s trademarks for a cash consideration of 15,000. The Company concluded that such revenue from licensing its trademarks to Natuzzi Trading Shanghai has to be recognised over time as the transaction satisfies all the criteria in IFRS 15 B58 (“license with the right to access”) and to the extent of the unrelated investor’s (i.e., Kuka’s) interest in Natuzzi Trading Shanghai. Therefore, the Company while applying the equity method has eliminated the 49% intercompany profit arising from this transaction, in the amount of 7,350. Further, the Company has recorded the deferred revenue of 7,650 under contract liabilities (see note 22) and such amount is recognised in profit or loss over the useful life of the licensed trademarks.

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

The following table shows the reconciliation of the carrying amount of the retained interest in Natuzzi Trading Shanghai as at December 31, 2019 with the carrying amount as at December 31, 2020 included in the consolidated statement of financial position.

Carrying amount as at December 31, 2019		41,236
Group’s share of profit for the year	1,873
Elimination of amortisation of Natuzzi’s trademarks	367
Elimination of intercompany profit on inventories	(396)
Amortisation of intangibles assets	(519)
Reversal of deferred tax liabilities	130
Group’s share of profit for the year, net of equity method adjustments	1,455	1,455
Group’s share of other comprehensive income		(365)
Dividends received		(2,335)
Carrying amount as at December 31, 2020		39,991

Summarised financial information of the Joint Venture Natuzzi Trading Shanghai, based on its IFRS financial statements, and reconciliation with the carrying amount of the Group’s share in net assets and in profit or loss as reported in the consolidated financial statements are set out below.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Summarised statement of financial position of Natuzzi Trading Shanghai and Group’s share in net assets as at December 31, 2020 and 2019

	31/12/20	31/12/19
Current assets	60,319	48,910
Non-current assets	20,197	23,166
Current liabilities	(38,427)	(25,663)
Non-current liabilities	(2,367)	(5,004)
Net Assets	39,722	41,409
Group’s share in net assets – 49%	19,463	20,290
Intangible assets	3,351	3,870
Goodwill	26,140	26,140
Elimination of intercompany profit from licensing Natuzzi’s trademarks	(6,462)	(6,829)
Elimination of intercompany profit on inventories	(1,664)	(1,268)
Deferred tax liabilities	(837)	(967)
Group’s carrying amount of interest	39,991	41,236

As at December 31, 2020 and 2019 cash and cash equivalents, bank overdrafts and borrowings, lease liabilities current and non-current are set out below.

	31/12/20	31/12/19
Cash and cash equivalents	43,668	37,049
Bank overdrafts and borrowings	—	—
Lease liabilities current	(2,432)	(1,982)
Lease liabilities non-current	(2,367)	(5,004)
Total, net	38,869	30,063

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Summarised statement of profit or loss of Natuzzi Trading Shanghai and Group’s share of profit for the year ended December 31, 2020, 2019 and for the period July 27, 2018 – December 31, 2018

	2020	2019	2018
Revenue	62,023	52,714	13,836
Cost of sales	(37,414)	(33,754)	(8,197)
Other income and expenses, net	(413)	41	919
Selling expenses	(17,685)	(13,570)	(5,141)
Administrative expenses	(2,185)	(1,883)	(632)
Net finance income	864	1,194	350
Profit before tax	5,190	4,742	1,135
Income tax expense	(1,368)	(1,304)	(500)
Profit for the period	3,822	3,438	635
Other comprehensive profit/(loss)	(744)	227	(503)
Total comprehensive profit for the period	3,078	3,665	132
Group’s share of profit for the period – 49%	1,873	1,684	311
Elimination of amortisation of Natuzzi’s trademarks	367	368	153
Elimination of intercompany profit on inventories	(396)	(671)	(597)
Amortisation of intangible assets	(519)	(519)	(216)
Deferred tax liabilities	130	130	54
Group’s share of profit/(loss), net of equity method adj.	1,455	992	(295)
Group’s share of other comprehensive income/(loss) for the period	(365)	111	(246)
Group’s share of total comprehensive income/(loss) for the period	1,090	1,103	(541)
Dividends received by the Group	2,335	—	—

For the years ended December 31, 2020, 2019 and for the period July 27, 2018 – December 31, 2018, depreciation and amortization, interest income, interest expense and income tax expense are set below.

	2020	2019	July 27, 2018 - Dec. 31, 2018
Depreciation and amortization	4,106	2,916	427
Interest income	1,256	1,419	356
Interest expense	392	257	13
Income tax expense	1,368	1,304	500

(ii) Disclosures on Nars Miami LLC, associate

Nars Miami LLC, an immaterial associate, is engaged in the sale of the Group’s upholstery furniture and home furnishings accessories to end customers, under a franchisee agreement. The principal place of business of such associate is in Miami, Florida (USA).

12	Other non-current receivables

Other non-current receivables consist of the following:

	31/12/20	31/12/19
Security deposits for lease contracts	3,093	3,920
Receivable from disposal of assets	271	599
Total	3,364	4,519

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The receivable from disposal of assets is the long-term portion of receivables derived from the sale of the security and doorkeeping services branch to a third-party which occurred in 2014.

13	Other assets (non-current and current)

Other assets are analysed as follows:

	31/12/20	31/12/19
Advances to suppliers	4,956	4,507
Deferred delivery and commission costs related to finished goods	2,049	2,302
Deferred costs for Natuzzi Display System	2,003	2,580
Deferred costs for slotting fees	1,410	1,951
Deferred costs for Service-Type Warranty	252	389
Other prepaid expenses and accrued income	367	408
Total other assets	11,037	12,137
Less current portion	(9,146)	(9,241)
Non-current portion	1,891	2,896

“Advances to suppliers” represent advance payments for raw materials, services and other expenses.

“Deferred delivery and commission costs related to finished goods” are related to the deferral of shipping and handling costs and commission expenses for finished goods that had not been delivered at year-end.

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

14	Inventories

Inventories are analysed as follows:

	31/12/20	31/12/19
Leather and other raw materials	24,580	24,088
Goods in process	8,852	8,800
Finished goods	30,477	36,797
Total	63,909	69,685

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The following tables summarise the changes to the provision for slow moving and obsolete raw materials and finished goods included in inventories for the years ended December 31, 2020 and 2019.

	31/12/20	31/12/19
Balance at beginning of year	11,855	9,341
Additions	3,371	2,892
Reductions	(2,167)	(378)
Balance at end of year	13,059	11,855

The additions and reversals are included in “cost of sales”.

For the years ended December 31, 2020, 2019 and 2018, inventories of 126,580, 153,747 and 184,441, respectively, were recognised as an expense and included in “cost of sales” (see note 32).

There are no pledged inventories that could be limited in their availability.

15	Trade receivables

Trade receivables are due primarily from distributors and retailers who sell directly to end customers. Trade receivables by geographic region are analysed as follows:

	31/12/20	31/12/19
Italian customers	10,259	14,401
Other European customers	11,128	4,348
North American customers	5,447	4,986
South American customers	3,482	5,703
Chinese customers	6,873	4,055
Other foreign customers	4,626	4,393
Gross trade receivables	41,815	37,886
Provision for doubtful accounts	(7,881)	(8,699)
Total trade receivables	33,934	29,187

The following tables provide the movements in the provision for doubtful accounts for the years ended December 31, 2020 and 2019.

	31/12/20	31/12/19
Balance at beginning of year	8,699	9,627
Charges – bad debt expense	1,802	2,389
Reductions – write off of uncollectible amounts	(1,024)	(3,317)
Reclassification to assets held for sale	(1,596)	—
Balance at end of year	7,881	8,699

Trade receivables due from related parties amount to 7,202 as at December 31, 2020 (5,235 as at December 31, 2019). Transactions with related parties are conducted at arm’s length (see note 43).

The Parent sold trade receivables to a financial institution for cash advances (for further details, see note 30(C)(iii)). These trade receivables have not been derecognized from the statement of financial position, because the Parent retains substantially all of the risks and rewards – primarily credit risk. The amount received on their transfer has been recognised as a secured bank borrowing (see note 25). The arrangement with the financial institution is such that the customers remit cash directly to the Parent and the Parent transfers the collected amounts to the financial institution. The receivables are considered to be held within a held‑to‑collect business model consistent with the Group’s continuing recognition of the receivables.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The following information shows the reporting-date carrying amount of trade receivables that have been transferred but have not been derecognised and the associated liabilities.

	31/12/20	31/12/19
Carrying amount of trade receivables transferred	24,855	—
Carrying amount of associated liabilities	(22,246)	—
Total, net	2,609	—

Information about the Group’s exposure to credit risk and impairment losses for trade receivables is included in note 30(C)(ii-a).

16	Other current receivables

Other current receivables are analysed as follows:

	31/12/20	31/12/19
VAT	3,690	3,939
Receivables from National Institute for Social Security	3,725	2,004
Other	2,418	1,780
Total	9,833	7,723

The “VAT” receivables include value added taxes and related interest reimbursable to the various companies of the Group. While currently due at the reporting date, the collection of the VAT receivable may extend over a maximum period of up to two years.

The “Receivables from National Institute for Social Security” represent the amounts anticipated by the Company on behalf the governmental institute related to salaries and wages for those workers and employees subject to temporary work force reduction.

The “Other” caption primarily includes certain receivables related to green incentives for photovoltaic investment.

17	Cash and cash equivalents

Cash and cash equivalents are analysed as follows:

	31/12/20	31/12/19
Cash on hand	881	188
Bank accounts	47,306	39,611
Total	48,187	39,799

As at December 31, 2020 the Chinese subsidiary Italsofa Shanghai Ltd has a deposit of 4,078 with a domestic bank. The remittance of such cash to the Parent in Italy could take 3 to 4 months due to the local requirements that need to be complied with before this can take place.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The following tables show the Group’s cash and cash equivalents broken-down by region.

	31/12/20	31/12/19
Europe	38,773	21,168
China	6,040	16,572
North America	2,725	1,317
South America	533	575
Other	116	167
Total	48,187	39,799

For the purpose of the statement of cash flows, cash and cash equivalents comprise the following:

	31/12/20	31/12/19	31/12/18
Cash and cash equivalents in the statement of financial position	48,187	39,799	62,131
Bank overdrafts repayable on demand	(2,111)	(1,974)	(1,762)
Cash and cash equivalents in the statement of cash flows	46,076	37,825	60,369

Bank overdrafts repayable on demand form an integral part of the Group’s cash management (see note 25).

18	Share capital, reserves and retained earnings

As at December 31, 2020, 2019 and 2018 the equity attributable to owners of the Company is analysed as follows:

	31/12/20	31/12/19	31/12/18
Share capital	54,853	54,853	54,853
Reserves	13,043	17,147	17,198
Retained earnings	6,448	31,126	64,496
Total	74,344	103,126	136,547

As at December 31, 2020 and 2019, the Company’s share capital, which is totally authorized and issued, is composed of 54,853,045 ordinary shares with par value of Euro 1 each, for a total of 54,853.

Ordinary shareholders have the right to receive dividends, as approved by shareholders’ meetings, and to express one vote per each share owned.

Share capital is owned, as at December 31, 2020, 2019 and 2018, as follows:

	31/12/20	31/12/19	31/12/18
Mr. Pasquale Natuzzi	56.5%	56.5%	56.5%
Mrs. Anna Maria Natuzzi	2.6%	2.6%	2.6%
Mrs. Annunziata Natuzzi	2.5%	2.5%	2.5%
Other investors	38.4%	38.4%	38.4%
Total	100.0%	100.0%	100.0%

An analysis of “Reserves” is as follows:

	31/12/20	31/12/19	31/12/18
Legal reserve	10,971	10,971	10,971
Majority shareholder capital contribution	488	488	488
Foreign operations translation reserve	1,954	5,846	5,282
Remeasurement of defined benefit plan	(370)	(158)	457
Total	13,043	17,147	17,198

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The “Legal reserve” is connected to the requirements of the Italian law, which provide that 5% of net income of the Parent Company is retained as a legal reserve, until such reserve is 20% of the issued share capital. The legal reserve may be utilized to offset losses; any portion which exceeds 20% of the issued share capital is distributable as dividends. The legal reserve totaled 10,971 as at December 31, 2020, 2019 and 2018.

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

The disaggregation of changes of OCI by each type of reserve in equity is shown in the tables below.

Year ended December 31, 2020

	Foreign operations translation reserve	Remeasurement of defined benefit plan	Total
Exchange difference on translation of foreign operations	(3,575)	—	(3,575)
Share of OCI of equity-method investees	(373)	—	(373)
Actuarial gains on employees’ leaving entitlement	—	(212)	(212)
Total	(3,948)	(212)	(4,160)

Year ended December 31, 2019

	Foreign operations translation reserve	Remeasurement of defined benefit plan	Total
Exchange difference on translation of foreign operations	475	—	475
Share of OCI of equity-method investees	111	—	111
Actuarial losses on employees’ leaving entitlement	—	(615)	(615)
Total	586	(615)	(29)

Year ended December 31, 2018

	Foreign operations translation reserve	Remeasurement of defined benefit plan	Total
Exchange difference on translation of foreign operations	497	—	497
Share of OCI of equity-method investees	(246)	—	(246)
Actuarial gains on employees’ leaving entitlement	—	573	573
Total	251	573	824

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

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The Group monitors capital using a ratio of “net debt” to “equity”. Net debt is calculated as total liabilities (as shown in the consolidated statement of financial position) less cash and cash equivalents. Equity comprises all components of equity. As at December 31, 2020, the Group’s policy is to keep the ratio below 3.20.

The Group’s net debt to equity ratio as at December 31, 2020 and 2019 is as follows:

	31/12/20	31/12/19
Total liabilities	280,636	264,576
Less cash and cash equivalents	(48,187)	(39,799)
Net debt (a)	232,449	224,777
Total equity (b)	75,364	104,818
Net debt to equity ratio (a/b)	3.08	2.14

19	Long-term borrowings

Long-term borrowings (debts) as at December 31, 2020 and 2019 consist of the following:

	31/12/20	31/12/19
Six-month Euribor (360) plus a 2.9% spread long-term debt with final payment due December 2020	—	42
Six-month Euribor (360) plus a 2.5% spread long-term debt with final payment due August 2021	3,920	4,601
Three-month Euribor (360) plus a 4% spread long-term debt with final payment due September 2021	750	1,500
Three-month Euribor (360) plus a 2.2% spread long-term debt with final payment due August 2022	—	428
Three-month Euribor (360) plus a 3.5% spread long-term debt with final payment due June 2022	750	1,125
Three-month Euribor (360) plus a 1.9% spread long-term debt with final payment due June 2023	1,025	1,191
Six-month Euribor (360) plus a 2.75% spread long-term debt with final payment due December 2022	183	—
11.76% fixed long-term debt with final payment due October 2023	314	—
2.3% fixed long-term debt with final payment due January 2026	5,562	6,075
No interest rate long-term debt with final payment due September 2027	378	—
0.21% fixed long-term debt with final payment due December 2030	3,257	3,105
80% of six-month Euribor (360) plus a 0.95% spread long-term debt with final payment due January 2035	287	345
Total long-term borrowings	16,426	18,412
Less current installments	(7,124)	(4,321)
Long-term borrowings, excluding current installments	9,302	14,091

In 2015, one of the Italian subsidiaries incurred long-term debt for a 200 nominal amount with installments payable on a monthly basis and with final payment due December 2020. The interest rate was based on the six-month Euribor (360) plus a

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

2.9% spread. This loan was guaranteed by a mortgage on some Italian properties for a total amount of 300. As at December 31, 2020, such loan has been fully repaid.

A loan of nominal 10,000 was incurred in 2015 by the Romanian subsidiary. The loan was payable on a monthly basis starting from August 2015. In August 2017 and July 2019, the subsidiary negotiated a rescheduling of the loan’s repayment with the bank. In particular, the loan, remaining at year-end in the amount of 3,920 is due by August 2021, and the new amortization schedule provides for monthly installments and a lump sum repayment of 3,194, due on maturity. The variable interest rate is six-month Euribor (360) plus a 2.5% spread. The loan is guaranteed by a mortgage on the Romanian plant for an amount of 16,628, and is subject to the following covenants: (a) cash receipts >= 60% turnover; (b) earnings before interest, taxes, depreciation and amortization (EBITDA) >= 4.5%; (c) net debt/EBITDA <= 3; (d) debt service cover ratio >= 1.35.

In 2015 the Company incurred long-term debt for nominal amount of 5,000 with installments payable on a quarterly basis and with final payment due in September 2021. This long-term debt, of which 750 remains at year-end, provides for variable interest installments determined based on the three-month Euribor (360) plus a 4% spread. This loan is guaranteed by mortgage on the properties located in Matera and Altamura (Italy) for a total amount of 10,000, and is subject to financial covenants, which are measured at year-end as follows: (a) net financial position/earnings before interest, taxes, depreciation and amortization (EBITDA) <= 2.0; (b) net financial position/equity <= 0.25.

In 2017, one of the Italian subsidiaries incurred long-term debt for a 1,000 nominal amount, with installments payable on a monthly basis and with final payment due August 2022. This long-term debt provides for variable interest installments determined based on the three-month Euribor (360) plus a 2.2% spread. As at December 31, 2020, the remaining carrying amount of 344 has been reclassified to the caption “liabilities directly related to assets held for sale” (see note 7).

In January 2017, the Company incurred long-term debt for a 2,500 nominal amount with installments payable on a quarterly basis and with final payment due June 2022. This long-term debt, of which 750 remains at year-end, provides for variable interest installments determined based on the three-month Euribor (360) plus a 3.5% spread, and is subject to financial covenants, which are measured at year-end as follows: (a) net financial position/earnings before interest, taxes, depreciation and amortization (EBITDA) <= 2.0; (b) net financial position/equity <= 0.25.

In November 2017, the Company incurred long-term debt for a 2,000 nominal amount with installments payable on a monthly basis and with final payment due June 2023. This long-term debt, of which 1,025 remains at year-end, provides for variable interest installments determined based on the three-month Euribor (360) plus a 1.9% spread.

In July 2017, the Company incurred long-term debt for a 7,000 nominal amount with installments payable on a monthly basis, fixed interest rate of 2.3% and with final payment due January 2026. This long-term fixed-rate debt, of which 5,562 remains at year-end, is assisted by a mortgage on the properties located in Matera (Italy) for an amount of 14,000.

In 2018, the Romanian subsidiary obtained a long-term debt from a financial institution, amounting to 206. Such loan has installments repayable on a monthly basis starting from October 2020 and ending in December 2022. This long-term debt, of which 183 remains at year-end, provides for variable interest installments determined based on the six-month Euribor (360) plus a 2.75% spread.

In December 2019, the Company incurred long-term debt for a 4,181 nominal amount with installments payable on semi-annual basis, fixed interest rate of 0.21% and with final payment due December 2030. This long-term debt, of which 3,257 remains at year-end, is guaranteed by a mortgage on the properties located in Ginosa, Laterza and Santeramo in Colle (Italy) for a total amount of 13,936.

In December 2019, one of the Italian subsidiaries incurred long-term debt for a 435 nominal amount with installments payable on semi-annual basis and with final payment due January 2035. This long-term debt, of which 287 remains at year-end, provides for variable interest installments determined based on the 80% of six-month Euribor (360) plus 0.95% spread. Such loan is guaranteed by a mortgage on the properties located in Pozzuolo del Friuli (Italy) for a total amount of 3,000.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

In March 2020, the Swiss subsidiary obtained a long-term loan from a financial institution, amounting to 378. This loan has been obtained as part of the COVID-19 measures to support business approved by the Swiss government. Such loan has installments repayable on a six-month basis starting from 2022 and ending in September 2027. This long-term debt, of which 378 remains at year-end, has no interest rate.

In May 2020, the Brazilian subsidiary obtained a long-term loan from a financial institution, amounting to 314. This loan has been obtained as part of the COVID-19 measures to support business approved by the Brazilian government. Such loan has installments repayable on a monthly basis starting from 2020, after the six-month interest-only period, and ending in October 2023. This long-term debt, of which 314 remains at year-end, provides for variable installments determined based on 11.76% interest rate.

During 2020 and 2019, the Company made all installment payments related to the aforementioned long-term borrowings.

Interest expense related to long-term borrowings for the years ended December 31, 2020, 2019 and 2018 is 405, 454 and 636, respectively. Interest due is paid with the related installment.

20	Lease liabilities (non-current and current)

The non-current and current portion of the lease liabilities as at December 31, 2020 and 2019 is as follows:

	31/12/20	31/12/19
Non-current portion of the lease liabilities	43,137	46,053
Current portion of the lease liabilities	10,456	11,314
Total	53,593	57,367

Changes in the carrying amount of the lease liabilities for the year ended December 31, 2020 and 2019 are reported in the following tables.

	31/12/20	31/12/19
Balance at beginning of year	57,367	56,758
Additions for new leases	10,083	11,544
Interest expenses	2,589	2,291
Lease payments	(12,496)	(14,251)
Disposal of leases	(260)	—
Adjustments due to remeasurements	850	—
Adjustments due to modifications	(327)	—
Covid-19 rent concessions	(1,799)	—
Effect of translation adjustments	(2,414)	1,025
Balance at end of year	53,593	57,367

As at December 31, 2020 and 2019, the incremental borrowing rate is within the range of 3% and 12%.

The maturity analysis of the contractual undiscounted cash flows of the lease liabilities as at December 31, 2020 and 2019 are reported in the tables below.

	31/12/20	31/12/19
Less than one year	13,039	13,928
One to five years	35,461	36,540
More than five years	14,154	17,760
Total undiscounted lease liabilities	62,654	68,228

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Some property leases contain extension options exercisable by the Group up to one year before the end of the non-cancellable contract period. Where practicable, the Group seeks to include extension options in new leases to provide operational flexibility. The extension options held are exercisable only by the Group and not by the lessors. The Group assesses at lease commencement date whether it is reasonably certain to exercise the extension options. The Group reassesses whether it is reasonably certain to exercise the options if there is a significant event or significant changes in circumstances within its control. The Group has estimated that the potential future lease payments, should it exercise the extension option, would result in an increase in lease liability of 19,289 (20,709 as at December 31, 2019).

The Group negotiated rent concessions with its landlords for the majority of its retail store leases as a result of the severe impact of the COVID-19 pandemic during the year. The Group applied the practical expedient for COVID-19-related rent concessions consistently to eligible rent concessions relating to its retail store leases. The amount recognised in profit or loss for the reporting period to reflect changes in lease payments arising from rent concessions to which the Group has applied the practical expedient for COVID-19-related rent concessions is 1,799 (2019: nil).

21	Employees’ leaving entitlement

Changes to employees’ leaving entitlement occurring during 2020 and 2019 are analysed as follows:

	31/12/20	31/12/19
Balance at beginning of year	16,121	17,181
Current service cost	95	111
Interest expense	123	253
Benefits paid	(396)	(2,039)
Actuarial losses	212	615
Reclassification to liabilities directly related to assets held for sale	(408)	—
Balance at end of year	15,747	16,121

The employees’ leaving entitlement refers to a defined benefit plan provided for by the Italian legislation due and payable upon termination of employment, assuming immediate separation (see note 4(q)).

The principal assumptions used in determining the present value of such defined benefit obligation (“DBO”) related to the employee benefit obligation are reported as follows:

	31/12/20	31/12/19
Annual discount rate	0.34%	0.77%
Annual future salary increase rate	0.80%	0.00%
Annual inflation rate	0.80%	1.20%
Annual DBO increase rate	2.10%	2.400%
Mortality	RG48 mortality tables published by the General State Accounting
Inability	National Institute for Social Security tables, by age and sex
Retirement	100% upon achievement of AGO requisites
Annual frequency of turnover	4.00%	4.00%
Annual frequency of DBO advances	2.00%	2.00%

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

A quantitative sensitivity analysis for significant assumptions impacting the DBO as at December 31, 2020 and 2019 is reported as follows:

	31/12/20	31/12/19
+1% on turnover rate	(115)	(111)
-1% on turnover rate	127	123
+0.25% on annual inflation rate	218	231
-0.25% on annual inflation rate	(214)	(227)
+0.25% on annual discount rate	(340)	(360)
-0.25% on annual discount rate	352	373

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

The following are the expected payments of the employees’ leaving entitlement in future years:

	31/12/20	31/12/19
Within 1 year	1,193	1,203
Between 2 and 5 years	3,782	3,704

The average duration of the defined benefit plan as at December 31, 2020 and 2019 is 10.00 years.

22	Contract liabilities (non-current and current)

Contract liabilities as at December 31, 2020 and 2019 consist of the following:

	31/12/20	31/12/19
Advance payments from customers	14,318	11,821
Deferred income from licensing of Natuzzi’s trademarks	6,726	7,108
Deferred revenue for Natuzzi Display System	2,613	3,369
Deferred revenue for Service-Type Warranty	526	805
Total contract liabilities	24,183	23,103
Less current portion	(16,150)	(14,014)
Non-current portion	8,033	9,089

“Advance payments from customers” are related to considerations received by the Group upon sale of the Group’s products, and before their delivery to end customers.

“Deferred income from licensing Natuzzi’s trademarks” refers to the deferral of revenue deriving from licensing Natuzzi’s Trademarks, to the former subsidiary Natuzzi Trading Shanghai, as part of the transaction with Kuka previously described in note 11. Such revenue, in the amount of 6,726 (net of the elimination of intercompany profit on the transaction), has been deferred over the useful life (20 years) of the licensed trademarks.

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

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The amount of revenue recognised for the years ended December 31, 2020, 2019 and 2018 that was included in the opening contract liabilities balance amounts to 14,014, 12,165 and 12,973, respectively.

23	Provisions (non-current and current)

Provisions as at December 31, 2020 and 2019 consist of the following:

	31/12/20	31/12/19
Provision for legal claims	12,865	10,469
Provision for tax claims	360	641
Provision for warranties	3,745	4,489
Termination indemnities for sales agents	1,049	1,197
Other provisions	—	659
Total provisions	18,019	17,455
Less current portion	(3,745)	(4,489)
Non-current portion	14,274	12,966

The provision for legal claims includes the amounts accrued by the Group for the probable contingent liability related to legal procedures initiated by several third parties as result of past events.

The provision for tax claims refers to the amounts accrued by the Group for the probable liability that will be paid to settle some tax claims.

The provision for warranties includes the estimated liabilities for the Group’s obligation to repair or replace faulty products under the assurance warranty terms (see notes 4(r) and 4(t)). The warranty claims for the finished products sold are estimated based on past experience of the level of repairs, faulty products and disputes with customers. The Company expects that these costs will be incurred mainly in the next financial year. Significant assumptions used to calculate the provision for such assurance type warranty are the warranty period for all products sold, current sales levels and historical information available about repairs, faulty products and dispute with customers.

The termination indemnities for sales agents refer to termination indemnities, provided for by Italian law, due to the Group’s agents upon termination of their agreement with the Company or relevant subsidiary.

The item “Other provisions” is mainly composed of the provision associated with the restructuring of part of the Italian upholstered furniture plant and headquarters. Estimated restructuring costs provided for in such provision mainly include employees’ one-time termination benefits and are based on a detailed plan agreed between management and employee representatives.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Changes in the above provisions for the years ended December 31, 2020 and 2019 are analysed as follows:

	Provision for legal claims	Provision for tax claims	Provision for warranties	Termination indemnities for sales agents	Other Provisions	Total
Balance as at December 31, 2018	10,926	1,098	4,476	1,141	1,337	18,978
Provisions made during the year	1,941	267	2,370	115	3,905	8,598
Provisions used during the year	(2,066)	(724)	(2,357)	(59)	(4,583)	(9,789)
Provisions reversed during the year	(332)	—	—	—	—	(332)
Balance as at December 31, 2019	10,469	641	4,489	1,197	659	17,455
Provisions made during the year	5,403	103	969	—	—	6,475
Provisions used during the year	(2,907)	(384)	(1,713)	(148)	(659)	(5,811)
Provisions reversed during the year	(100)	—	—	—	—	(100)
Balance as at December 31, 2020	12,865	360	3,745	1,049	—	18,019

As at December 31, 2020, the provision for legal claims refers for 12,263 (9,804 as at December 31, 2019) to the probable contingent legal liability related to legal procedures initiated by 154 workers against the Company for the misapplication of the social security procedure “CIGS—Cassa Integrazione Guadagni Straordinaria”. According to the “CIGS” procedure, the Company pays a reduced salary to the worker for a certain period of time based on formal agreements signed with the Trade Unions and other Public Social parties. In particular, these 154 workers are claiming in the legal procedures that the Company applied the “CIGS” during the period from 2004 to 2016 without foreseeing any time rotation. In May 2017, the Company received from the Italian Supreme Court of Justice (“Corte di Cassazione”) an adverse verdict for the above litigation related only to two workers. Based on this unfavorable verdict, the Company, with the support of its legal counsel, has assessed that the liability for legal procedures initiated by all the 154 workers is 12,263.

24	Deferred income for government grants

Changes in the carrying amount of deferred income for government grants for the years ended December 31, 2020 and 2019 are analysed as follows:

	31/12/20	31/12/19
Balance at beginning of year	13,869	13,002
Additions	—	2,493
Reclassification to liabilities directly related to assets held for sale	(11)	—
Credit to profit or loss	(1,400)	(1,626)
Balance at end of year	12,458	13,869

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

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

25	Bank overdrafts and short-term borrowings

Bank overdrafts and short-term borrowings as at December 31, 2020 and 2019 are analysed as follows:

	31/12/20	31/12/19
Bank overdrafts	2,111	1,974
Borrowings related to a recourse factoring agreement	22,246	—
Borrowings secured with trade receivables not part of factoring agreement	5,629	21,029
Borrowings unsecured	826	1,167
Total	30,812	24,170

The weighted average interest rates on the bank overdrafts and short-term borrowings for the years ended December 31, 2020 and 2019 are as follows:

	2020	2019
Bank overdrafts	5.50%	4.13%
Borrowings	3.90%	2.55%

As at December 31, 2020, the unused portion of credit facilities available to the Group, for which no commitment fees are due, amount to 23,916 (24,251 as at December 31, 2019). Such unused portion is related to a recourse factoring agreement for export-related trade receivables (15,145), borrowings to be secured with trade receivables (6,778) and bank overdrafts (1,993).

26	Trade payables

Trade payables as at December 31, 2020 and 2019 are analysed as follows:

	31/12/20	31/12/19
Invoices received - supplier not part of factoring facility	42,966	36,212
Invoices received - supplier factoring facility	11,849	11,190
Accruals for invoices to be received	19,448	21,074
Total	74,263	68,476

Trade payables mainly represent amounts payable for purchases of goods and services in Italy and abroad.

Trade payables include amounts due to related parties amounting to nil and 124, respectively as at December 31, 2020 and 2019 (see note 43).

The Parent participates in a supply chain finance programme (SCF) under which certain of its suppliers may elect to receive early payment of their invoices from a bank by factoring their receivables from the Parent. Under the arrangement, a bank agrees to pay amounts to a participating supplier in respect of invoices owed by the Parent and receives settlement from the Parent at a later date. The principal purpose of this programme is to facilitate efficient payment processing and enable the willing suppliers to sell their receivables due from the Parent to a bank before their due date.

The Parent has not derecognised the original liabilities to which the arrangement applies because neither a legal release was obtained nor was the original liability substantially modified on entering into the arrangement. From the Parent’s perspective, the arrangement does not significantly extend payment terms beyond the normal terms agreed with other suppliers that have not elected to participate in the program. The Parent, therefore, presents the amounts factored by these suppliers as trade payables because the nature and function of the financial liability remain the same as those of other trade payables but discloses disaggregated amounts in this note. All payables under the SCF program are classified as current as at December 31, 2020 and 2019.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The payments to the bank are included within operating cash flows because they continue to be part of the Group’s normal operating cycle and their principal nature remains operating – i.e., payments for the purchase of goods and services. The payments to a supplier by the bank are considered to be non-cash transactions.

27	Other payables

Other payables as at December 31, 2020 and 2019 are analysed as follows:

	31/12/20	31/12/19
Salaries and wages	8,621	5,412
Social security contributions	5,073	4,289
Vacation accrual	3,275	3,889
Withholding taxes on payroll and on others	2,097	2,059
Advance payment from the Parent’s majority shareholder	2,500	—
Other accounts payable	6,703	6,400
Total	28,269	22,049

As at December 31, 2020, the amount of 2,500 refers to the payment received from the Parent’s majority shareholder. Specifically, in light of the extraordinary challenges imposed by COVID-19 on the Group, on February 28, 2020, the Parent’s majority shareholder entered into an agreement with it setting forth its undertaking, should the Parent so request, to make advance payments of up to 15,000 to satisfy the subscription price of a future rights issue. On February 28, 2020, the Parent requested an initial payment of 2,500 which it received on March 2, 2020. As at December 31, 2020, such amount has been included in the caption “Other payables” of the consolidated statement of financial position as, should the share capital increase not take place before December 31, 2021, it will be reimbursed to Parent’s majority shareholder.

28	Other liabilities

Other liabilities as at December 31, 2020 and 2019 are analysed as follows:

	31/12/20	31/12/19
Advance payments for government grants	1,069	1,069
Other	—	—
Total	1,069	1,069

As at December 31, 2020 and 2019, advance payments for government grants are related to considerations received by the Parent for government grants obtained for next years’ purchases of property, plant and equipment and next years’ expenses related to research projects.

29	Derivative financial instruments

A significant portion of the Group’s revenue and costs are denominated in currencies other than the Euro. Consequently, a significant portion of its revenue and costs is exposed to fluctuations in the exchange rates between the Euro and other currencies. The Group uses forward exchange contracts (known in Italy as domestic currency swaps) to reduce its exposure to the risks of short-term decrease in the value of its foreign currency denominated revenue. The Group uses such derivative instruments to protect the value of its foreign currency denominated revenue, and not for speculative or trading purposes. Despite being entered into such domestic currency swaps with the intent to reduce the foreign currency exposure risk for trade receivables and expected sales, the Group’s derivative financial instruments do not qualify for being accounted for as hedging instruments according to IAS 39. Therefore, the Company reflects the positive or negative changes in the fair value of those derivatives through profit or loss in the caption “Net exchange rate gains/(losses)”.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The tables below summarise in euro equivalent the contractual amounts of forward exchange contracts used to hedge principally future cash flows from trade receivables and sale orders as at December 31, 2020 and 2019.

	31/12/20	31/12/19
Euro	11,385	11,347
British pounds	8,760	16,947
Canadian dollars	2,301	1,937
Australian dollars	1,459	1,280
Japanese yen	1,293	1,549
U.S. dollars	854	6,347
Swedish kroner	203	208
Danish kroner	—	751
Total	26,255	40,366

The following tables present information regarding the contract amount in euro equivalent amount and the estimated fair value of all of the Group’s forward exchange contracts. Contracts with net unrealized gains are presented as “assets” and contracts with net unrealized losses are presented as “liabilities”.

	2020		2019
	Contract amount	Unrealised gains/(losses)	Contract amount	Unrealised gains/(losses)
Assets	12,587	112	10,419	145
Liabilities	13,668	(253)	29,947	(772)
Total	26,255	(141)	40,366	(627)

As at December 31, 2020 and 2019, the forward exchange contracts have a net unrealized expense of 141 and 627, respectively. These amounts are recorded in net exchange rate gains/(losses) in the consolidated statements of profit or loss (see note 37).

30	Financial Instruments – Fair values and risk management

IFRS 9 “Financial Instruments” sets out requirements for recognising and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standard replaced IAS 39 “Financial Instruments: Recognition and Measurement”. The Group has applied this new standard from January 1, 2018 (date of initial application), but has elected not to apply the new requirements for hedge accounting. As a result of the adoption of IFRS 9, the Group has adopted consequential amendments to IAS 1 “Presentation of Financial Statements”, which require the impairment of financial assets to be presented in a separate line item in the statement of profit or loss and OCI. Additionally, the Group has adopted consequential amendments to IFRS 7 “Financial Instruments: Disclosures”.

IFRS 9 contains three principal classification categories for financial assets: measured at amortised cost, fair value through other comprehensive income (FVOCI) and fair value through profit and loss (FVTPL). The classification of financial assets under IFRS 9 is generally based on the business model within which a financial asset is managed and its contractual cash flow characteristics. IFRS 9 eliminates the previous IAS 39 categories of held to maturity, loans and receivables and available for sale. Under IFRS 9, derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated. Instead, the hybrid financial instrument as a whole is assessed for classification. IFRS 9 largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities.

Furthermore, IFRS 9 replaced the “incurred loss” model in IAS 39 with an “expected credit loss” (ECL) model. The new impairment model applies to financial assets measured at amortised cost, contract assets and debt investments at FVOCI, but not to investments in equity instruments.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The Group’s principal financial assets, other than derivatives, include cash and cash equivalents, trade and other receivables that derive directly from operations. The Group’s principal financial liabilities, other than derivatives, comprise of long-term borrowings, lease liabilities, bank overdrafts and short-term borrowings, trade and other payables. The main purpose of these financial liabilities is to finance the Group’s operations. The Group also enters into derivative transactions, namely forward exchange contracts, to protect the value of its foreign currency denominated revenue, not for speculative or trading purposes (see note 29).

For an explanation of how the Group classifies and measures financial instruments and accounts for related gains and losses under IFRS 9, see notes 4(l), 4(m), 4(n), 4(o), 4(p) and 4(s).

A. Accounting classification of financial assets and financial liabilities

The following tables show the classification and carrying amounts of Group’s financial assets and financial liabilities as at December 31, 2020 and 2019.

Financial assets	31/12/20	31/12/19
Financial assets measured at amortised cost
Other non-current receivables	3,364	4,519
Trade receivables	33,934	29,187
Other current receivables	9,833	7,723
Cash and cash equivalents	48,187	39,799
Total (a)	95,318	81,228
Financial assets measured at fair value
Forward exchange contracts	112	145
Total (b)	112	145
Total financial assets (a+b)	95,430	81,373

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

For further details on “Trade receivables”, “Other receivables”, “Cash and cash equivalents” and “Forward exchange contracts” reference should be made to notes 15, 12-16, 17 and 29, respectively.

Financial liabilities	31/12/20	31/12/19
Financial liabilities measured at amortised cost
Long-term borrowings	16,426	18,412
Lease liabilities	53,593	57,367
Bank overdrafts and short-term borrowings	30,812	24,170
Trade payables	74,263	68,476
Other payables	28,269	22,049
Total (a)	203,363	190,474
Financial liabilities measured at fair value
Forward exchange contracts	253	772
Total (b)	253	772
Total financial liabilities (a+b)	203,616	191,246

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

For further details on “Long-term borrowings”, “Lease liabilities”, “Bank overdrafts and short-term borrowings” and “Forward exchange contracts” reference should be made to notes 19, 20, 25 and 29, respectively.

B. Fair value and measurement of fair values of financial assets and financial liabilities

Management has assessed that the fair values of cash and cash equivalents, trade and other receivables, trade and other payables, bank overdrafts and short-term borrowings approximate their carrying amounts largely due to the short-term maturities of these instruments.

The following tables show the carrying amount and fair value of Group’s financial assets and financial liabilities as at December 31, 2020 and 2019, other than those with carrying amount that are reasonable approximation of fair value.

	31/12/20		31/12/19
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Forward exchange contracts	112	112	145	145
Financial liabilities
Floating-rate borrowings	6,915	6,999	9,232	9,322
Fixed rate borrowings	9,511	10,433	9,180	10,256
Total long-term borrowings	16,426	17,432	18,412	19,578
Forward exchange contracts	253	253	772	772

As at December 31, 2020 and 2019, the fair value measurement hierarchy of the forward exchange contracts and long-term borrowings is “significant observable inputs” (level 2).

There were no transfers between level 1 (quoted prices in active markets) and level 2 during 2020 and 2019. There were no level 3 (significant unobservable inputs) fair values estimated as at December 31, 2020 and 2019.

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

The fair values of the Group’s interest-bearing borrowings are determined using the discounted cash flow method. The discount rate used reflects the issuer’s borrowing rate as at the end of the reporting period. The own non-performance risk as at December 31, 2020 and 2019 is determined to be insignificant.

C. Financial risk management

The Group has exposure to the following risks arising from financial instruments:

—	credit risk;
—	liquidity risk and
—	market risk.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

(i) Risk management framework

The management of the Group’s risks arising from financial instruments is performed on the basis of guidelines set by the Company’s Board of Directors. The main purpose of these guidelines is to balance the Group’s liabilities and assets, in order to ensure an adequate capital viability. The main financial sources of the Group are represented by a mix of equity and financial liabilities, including long-term borrowings used to finance investments, bank overdrafts and short-term borrowings used to finance the Group’s working capital.

(ii) Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Group’s receivables from customers. The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets disclosed in this note.

Impairment losses on financial assets recognised in profit or loss for the years ended December 31, 2020, 2019 and 2018 are related mainly to trade receivables and are as follows:

	2020	2019	2018
Impairment loss on trade receivables	1,802	2,389	745

(ii-a) Trade receivables

The Group’s customers are distributors, retailers and end customers.

The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, management also considers the factors that may influence the credit risk of its customer base, including the default risk associated with the industry and country in which customers operate. Details of concentration of revenue are included in note 31.

Customer credit risk is managed on the basis of the Group’s established policies, procedures and controls relating to customer credit risk management. In particular, the Group has established a credit policy under which each customer is analysed individually for creditworthiness before the Group’s standard payment and delivery terms and conditions are offered. The Group’s review includes external ratings, if they are available, financial statements, credit agency information, industry information and in some cases bank references. After such review, sale limits are established for each customer and reviewed periodically. Any sales exceeding those limits require approval from senior management. In response to the COVID-19 pandemic, management has also been performing more frequent reviews of sales limits for customers in regions and industries that are severely impacted.

The Group limits its exposure to credit risk from trade receivables by establishing a maximum payment period in the range of 30-90 days for individual customers. During the year ended December 31, 2020, the Group temporarily extended the credit terms to up to 120 days for certain customers with liquidity constraints arising as a direct result of the COVID-19 pandemic. All extensions were granted within current sales limits after careful consideration of the impact of the COVID-19 pandemic on the creditworthiness of the customer and each customer that was granted an extension is closely monitored for credit deterioration. In order to mitigate credit risk, sales to distributors or retailers for which no payment extensions are granted due to an uncertain creditworthiness assessment, are required to be settled in cash (“cash against documents”, “cash on delivery”, “payment in advance”). Furthermore, sales to the end customers are also required to be settled in cash or using major credit cards, thus mitigating the credit risk.

More than 80% of the Group’s distributors and retailers have been transacting with the Group for at least five years, and none of these customers’ balances have been written off or are credit‑impaired at the reporting date. In monitoring customer credit risk, customers are grouped according to their credit characteristics, including whether they are an individual or a legal entity, whether they are a distributor or retailer, their geographic location, industry, trading history with the Group and the existence

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

of previous financial difficulties. In response to the COVID-19 pandemic, the Group divided some of these customer groups into subgroups when there was a significant difference in the way the pandemic impacted exposures in the customer group.

The Group is monitoring the economic environment in response to the COVID-19 pandemic and is taking actions to limit its exposure to customers that are severely impacted. In 2020, certain sales limits have been closely and frequently monitored, and if necessary reduced, particularly for customers operating in certain countries (e.g., the US, Brazil, United Kingdom, France and Spain) because the Group’s experience is that the COVID-19 pandemic has had a greater impact on customers in those countries than on customers in other countries or regions.

The Group does not require collateral to be given for trade receivables. The Group does not have trade receivables for which no loss allowance is recognised because of collateral provided.

Management closely monitors the outstanding trade receivables to prevent losses.

Finally, in order to significantly reduce its exposure to credit risk, the Group insures the non-collection risk related to a significant portion of its trade receivables with a third party insurer and, in the case of customer insolvency, the insurance company refunds about 85% of the uncollected outstanding balances. Accordingly, the credit risk is entirely borne by the Group for non-insured trade receivables while it is only exposed to approximately 15% for insured trade receivables.

The Group evaluates the concentration of risk with respect to trade receivables and revenue as low, as its customers are located in several jurisdictions and operate in largely independent markets (see notes 15 and 31). Furthermore, as at December 31, 2020 and 2019, the Group had no customers whose purchases exceeded 5% of trade receivables. In addition, in 2020, 2019 and 2018, the Group had no customers who individually accounted for 5% of revenue.

As at December 31, 2020 and 2019, insured and non-insured trade receivables are as follows:

	31/12/20	31/12/19
Insured trade receivables	21,468	10,663
Non-insured trade receivables	20,347	27,223
Gross trade receivables	41,815	37,886
Provision for doubtful accounts	(7,881)	(8,699)
Net trade receivables	33,934	29,187

As at December 31, 2020 and 2019 the ageing of trade receivables is as follows:

	31/12/20	31/12/19
Current (not past due)	28,919	15,179
From 1 to 29 days past due	3,877	8,570
From 30 to 60 days past due	1,105	1,298
From 61 to 90 days past due	347	2,531
More than 90 days past due	7,567	10,308
Gross trade receivables	41,815	37,886
Provision for doubtful accounts	(7,881)	(8,699)
Net trade receivables	33,934	29,187

The movements in the provision for doubtful accounts in respect of trade receivables for the years ended December 31, 2020 and 2019 are reported in note 15.

For receivables subject to collective valuation an impairment analysis is performed at each reporting date using a provision matrix to measure expected credit losses. The provision rates are based on days past due for groupings of various customer segments with similar loss patterns (i.e., by customer type and rating, and coverage by credit insurance). The calculation

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

reflects the probability-weighted outcome based on reasonable and supportable information available at the reporting date about past events, current conditions and forecasts of future economic conditions.

For individual receivables which are known to be uncollectible an impairment analysis is performed at each reporting date to measure expected credit losses. The provision is estimated by the Group based on the financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation and default or late payments.

Therefore, the provision for doubtful accounts is estimated by the Group based on the insurance in place, the credit worthiness of its customers, historical trends, as well as current and future general economic conditions.

Set out below is the information about the credit risk exposure on the Group’s trade receivables using a provision matrix as at December 31, 2020 and 2019, further to the adoption of IFRS 9.

December 31, 2020

	Days past due
	<30 days	30-60 days	61-90 days	> 90 days	Total
Trade receivables subject to collective valuation	9,480	264	24	239	10,007
Trade receivables subject to specific valuation					31,808
Total gross carrying amount					41,815
Default rate	0.56%	5.79%	13.08%	100.00%
Expected credit loss	53	15	3	239	310

December 31, 2019

	Days past due
	<30 days	30-60 days	61-90 days	> 90 days	Total
Trade receivables subject to collective valuation	4,936	387	—	309	5,632
Trade receivables subject to specific valuation					32,524
Total gross carrying amount					37,886
Default rate	0.13%	1.42%	3.83%	27.07%	—
Expected credit loss	6	5	—	84	95

(ii-b) Other receivables

As at December 31, 2020 and 2019 other receivables current and non-current amount to 13,197 and 12,242, respectively. Such receivables are considered to have a low credit risk and the impairment loss has been measured on a 12-months expected credit losses basis. Management considers its other receivables to have a low credit risk as they have a low risk of default and their counterparties are able to meet their contractual cash flow obligations in the short-term. As at December 31, 2020 and 2019 the identified impairment loss of other receivables is immaterial.

(ii-c) Cash and cash equivalents

As at December 31, 2020 and 2019 the Group has cash and cash equivalents of 48,187 and 39,799, respectively. The cash and cash equivalents are held with financial institutions, which have external credit risk ratings that are equivalent to the understood definition of “investment grade”. Impairment of cash and cash equivalents has been measured on a 12-months expected credit losses basis and reflects the short-term nature of the exposures. The Group considers its cash and cash equivalents to have a low credit risk based on the external credit ratings of the financial institutions. As at December 31, 2020 and 2019 the identified impairment loss of cash and cash equivalents is immaterial.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

(ii-d) Derivative financial instruments

Domestic currency swaps (see note 29) are entered into with financial institutions that have outstanding external credit ratings (“investment grade”). As at December 31, 2020 and 2019 the identified impairment loss of the favourable domestic currency swaps is immaterial.

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

The Group aims to maintain the level of its cash and cash equivalents at an amount in excess of expected cash outflows on financial liabilities over the next 60 days. The Group also monitors the level of expected cash inflows on trade and other receivables together with expected cash outflows on trade and other payables. As at December 31, 2020, the expected cash flows from trade and other receivables maturing within two months were significantly in excess of the expected cash outflows for trade and other payables due within two months. This excludes the potential impact of extreme circumstances that cannot reasonably be predicted.

Therefore, the Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of bank overdrafts, short-term borrowings and long-term borrowings.

The steps taken by the Group to respond to possible future liquidity constraints arising from the COVID-19 pandemic and the impact of those steps on the consolidated financial statements include the following.

—

In June 2020, the Parent signed a sale agreement with a third party for the disposal of the land located in the “Santeramo in Colle-Iesce” area, just a few miles away from its headquarters. The cash consideration received by the Parent for such disposal amounts to 2,800. Furthermore, if certain conditions included in this sale agreement are met, in the next two years the Parent could receive additional consideration of about 2,500 from the acquirer.

—

In July 2020, the Parent signed the renewal for an additional five-year period of a factoring agreement with a major Italian financial institution. Under this agreement, the Parent assigns certain trade receivables to such financial institution in exchange for short-term borrowings for a maximum amount of 40,000. Trade receivables sold under such agreement are not derecognised from the statement of financial position, because the Parent retains substantially all of the risk and rewards – primarily credit risk (see note 15). The amount received on their transfer is recognised as a secured bank borrowing (see note 25). Under the original agreement signed in July 2015 which expired in July 2020, trade receivables were derecognised from the statement of financial position, because the Group did not retain substantially all of the risk and rewards.

—

On December 31, 2020, the Parent signed the preliminary agreement with a third party for the disposal of the idle industrial real estate complex “Via Dell’Avena” located in the city of Altamura (Bari), just a few miles away from its headquarters, for a consideration of 1,300.The sale contract should be finalised within May 2021 (see notes 7 and 44).

—

Following the “Share Sell and Purchase agreement” (the “Agreement”) signed with Vita Group on January 8, 2021, on March 1, 2021, the Parent sold its entire interest in the subsidiary IMPE S.p.A. for a consideration of 6,100 plus certain customary purchase price adjustments of about 1,800, to be agreed by the end of April 2021. The cash consideration already received by the Parent at the date of the approval of these consolidated financial statements amounts to 4,900 (see notes 7 and 44).

—

In March 2021, following the preliminary agreement reached in December 2020, the Parent signed the sale contract with a third party for the disposal of the idle industrial real estate complex “Fornello” located in the city of Altamura (Bari),

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

just a few miles away from its headquarters. The cash consideration received by the Company for such disposal amounts to 1,250 (see notes 7 and 44).
—

In March 2021, the Romanian subsidiary obtained a long-term loan from a financial institution, amounting to 5,000. This loan, which is guaranteed by a Romanian governmental authority, has been made available by the Romanian government as part of the COVID-19 measures to support businesses. Such loan has instalments repayable on a monthly basis starting from October 2021, after the six-month interest-only period, and ending in March 2025. This long-term debt provides for variable interest installments determined based on the six-month Euribor (360) plus a 2.75% spread (see note 44).

The tables below summarize the remaining contractual maturities of financial liabilities as at December 31, 2020 and 2019. The amounts are gross and undiscounted, and include contractual interest payments and exclude the impact of netting agreements.

December 31, 2020

	Less than 2 months	2 to 12 months	1 to 2 years	2 to 5 years	More than 5 years	Total
Long-term borrowings	587	7,015	2,642	5,663	2,459	18,366
Lease liabilities	1,844	11,195	11,503	23,958	14,154	62,654
Bank overdrafts and short-term borrowings	30,812	—	—	—	—	30,812
Trade and other payables	28,269	74,263	—	—	—	102,532
Losses on derivative financial instruments	253	—	—	—	—	253
Total financial liabilities	61,765	92,473	14,145	29,621	16,613	214,617

December 31, 2019

	Less than 2 months	2 to 12 months	1 to 2 years	2 to 5 years	More than 5 years	Total
Long-term borrowings	512	4,222	6,568	5,389	3,525	20,216
Lease liabilities	3,341	10,587	9,972	26,568	17,760	68,228
Bank overdrafts and short-term borrowings	24,170	—	—	—	—	24,170
Trade and other payables	22,049	68,476	—	—	—	90,525
Losses on derivative financial instruments	772	—	—	—	—	772
Total financial liabilities	50,844	83,285	16,540	31,957	21,285	203,911

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

In addition, the following is to be considered: (a) as at December 31, 2020, the Group has unused credit lines of 23,916 (see note 25); (b) the Company can use the credit facilities of its subsidiaries adhering to the cash pooling contract in place; from time to time, the Company evaluates the adequacy of such credit facilities, requesting additional facilities as needed; (c) the Group holds cash at foreign subsidiaries, that can be withdrawn by the Company subject to the approval of a dividend distribution; some of these dividends are subject to withholding taxes; (d) the Company can apply for long-term borrowings to sustain long-term investments; (e) there are no significant liquidity risk concentrations, both on financial assets and on financial liabilities.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

(iv) Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (e.g., interest rates, foreign exchange rates). Market risk, mainly, depends on the trend of the demand for furniture and other finished products, the trend in prices of raw materials and the fluctuation of interest rates and foreign currencies.

The market demand risk is managed by way of a constant monitoring of markets, performed by the commercial division of the Group, market diversification in the different geographical locations of customers and a product diversification in the different brands and models.

In order to manage the prices of raw materials risk, the Group constantly monitors procurement policies and attempts to diversify suppliers while respecting the quality standards expected by the market.

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s long-term borrowings obligations with floating interest rates. The Group manages its interest rate risk by having a portfolio of fixed and variable rate borrowings. As at December 31, 2020, approximately 57.9% of the Group’s borrowings were at a fixed rate of interest (2019: 49.9%). No derivative financial instruments were entered into by the Group to manage the cash flow risk on floating interest-rate borrowings.

The following tables demonstrate the sensitivity to a reasonably possible change in interest rates on that portion of loans and borrowings affected. With all other variables held constant, the Group’s profit before tax is affected through the impact on floating rate borrowings as follows:

	Increase/decrease in basis points	Effect on profit before tax
December 31, 2020	+45	(38)
December 31, 2020	-45	38
December 31, 2019	+45	(51)
December 31, 2019	-45	51
December 31, 2018	+45	(71)
December 31, 2018	-45	71

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk of changes in foreign exchange rates relates primarily to the Group’s operating activities (when revenue or expense is denominated in a foreign currency) and the Group’s net investments in foreign subsidiaries. In particular, a significant portion of the Group’s revenue and costs are denominated in currencies other than the Euro. Consequently, a significant portion of its revenue and costs is exposed to fluctuations in the exchange rates between the Euro and other currencies. The Group uses forward exchange contracts (known in Italy as domestic currency swaps) to reduce its exposure to the risks of short-term decreases in the value of its foreign currency denominated revenue. For further details, see note 29.

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

The following tables demonstrate the sensitivity to a reasonably possible change in foreign exchange rates, with all other variables held constant.

	Change in foreign exchange rates	Effect on profit before tax
December 31, 2020	+5%	2,161
December 31, 2020	-5%	(2,447)
December 31, 2019	+5%	3,155
December 31, 2019	-5%	(3,486)
December 31, 2018	+5%	2,776
December 31, 2018	-5%	(3,183)

As at December 31, 2020 and 2019 the Group’s financial assets and financial liabilities denominated in foreign currency are as follows:

Financial assets	31/12/20	31/12/19
Trade receivables	26,269	19,807
Cash and cash equivalents	44,611	36,031
Total financial assets	70,880	55,838

Financial liabilities	31/12/20	31/12/19
Long-term borrowings	692	—
Lease liabilities	35,927	38,844
Bank overdraft and short-term borrowings	18,547	253
Trade payables	28,064	26,065
Total financial liabilities	83,230	65,162

As at December 31, 2020 and 2019, the summary quantitative data about Group’s exposure to currency risk as reported to the management of the Group is as follows:

December 31, 2020

	Financial Assets (a)	Financial liabilities (b)	Net Exposure (c) = (a)-(b)
U.S. dollars	26,464	35,295	(8,831)
Chinese Yuan	21,047	15,999	5,048
British pounds	13,110	16,845	(3,735)
Brazilian Reais	3,753	2,173	1,580
Canadian dollars	1,693	88	1,605
Romanian Leu	901	7,090	(6,189)
Mexican pesos	797	1,166	(369)
Other	3,115	4,574	(1,459)
Total	70,880	83,230	(12,350)

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

(v) Changes in liabilities arising from financing activities

The following tables show the changes in financial liabilities arising from financing activities for the three years ended December 31, 2020, 2019 and 2018.

December 31, 2020

	Jan. 1, 2020	Cash flows	Changes in fair value	Other changes	Dec. 31, 2020
Long-term borrowings	18,412	(1,800)	—	(186)	16,426
Lease liabilities	57,367	(9,907)	—	6,133	53,593
Short-term borrowings	22,196	6,518	—	(13)	28,701
Bank overdrafts	1,974	137	—	—	2,111
Total liabilities from financing activities	99,949	(5,052)	—	5,934	100,831

December 31, 2019

	Jan. 1, 2019	Cash flows	Changes in fair value	Other changes	Dec. 31, 2019
Long-term borrowings	20,943	(1,365)	—	(1,166)	18,412
Lease liabilities	56,758	(11,960)	—	12,569	57,367
Short-term borrowings	33,386	(11,190)	—	—	22,196
Bank overdrafts	1,762	212	—	—	1,974
Total liabilities from financing activities	112,849	(24,303)	—	11,403	99,949

December 31, 2018

	Jan. 1, 2018	Cash flows	Changes in fair value	Dec. 31, 2018
Long-term borrowings	25,717	(4,774)	—	20,943
Short-term borrowings	25,967	7,419	—	33,386
Bank overdrafts	—	1,762	—	1,762
Total liabilities from financing activities	51,684	4,407	—	56,091

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

31	Revenue

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

Types of goods	2020	2019	2018
Sale of upholstery furniture	280,210	329,162	365,346
Sale of home furnishing accessories	33,325	39,623	41,733
Sale of polyurethane foam	6,848	9,665	14,958
Sale of other goods	7,960	8,512	6,502
Total	328,343	386,962	428,539

The sale of upholstery furniture includes the following categories: stationary furniture (sofas, loveseats and armchairs), sectional furniture, motion furniture, sofa beds and occasional chairs, including recliners and massage chairs.

Geographical markets	2020	2019	2018
Europe, Middle East and Africa	165,025	183,794	212,481
Americas	99,383	137,665	137,452
Asia-Pacific	63,935	65,503	78,606
Total	328,343	386,962	428,539

Geographical location of customers	2020	2019	2018
United States of America	73,676	97,723	94,393
Italy	46,269	48,557	53,261
China	38,339	39,258	47,099
United Kingdom	36,463	39,416	43,501
Spain	13,039	14,846	17,334
Canada	9,233	18,355	17,371
Brazil	8,641	12,120	16,332
Belgium	7,281	7,809	8,682
South Korea	7,151	5,626	8,232
Australia	6,867	8,668	9,903
Germany	5,984	7,234	11,455
France	5,975	8,493	11,179
Japan	5,320	4,829	4,996
Other countries (none greater than 5%)	64,105	74,028	84,801
Total	328,343	386,962	428,539

Distribution channels	2020	2019	2018
Wholesale (distributors and retailers)	274,070	320,263	365,499
Directly operated stores (end consumers)	54,273	66,699	63,040
Total	328,343	386,962	428,539

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Brands	2020	2019	2018
Natuzzi Editions	152,452	160,136	167,925
Natuzzi Italia	115,155	135,500	144,953
Private label	45,928	73,149	94,201
Other	14,808	18,177	21,460
Total	328,343	386,962	428,539

Timing of revenue recognition	2020	2019	2018
Goods transferred at a point in time	326,705	385,510	427,493
Goods and services transferred over time	1,638	1,452	1,046
Total	328,343	386,962	428,539

(iii) Contract balances

The following table provides information about receivables and contract liabilities from contracts with customers.

	31/12/20	31/12/19
Trade receivables	33,934	29,187
Trade receivables included in “assets held for sale”	1,304	—
Contract liabilities	24,183	23,103

Reference should be made to note 15 “Trade receivables”, note 7 “Assets held for sale” and note 22 “Contract liabilities (non-current and current)” for details about such contract balances.

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

For detailed information about the nature and timing of the satisfaction of performance obligations in contracts with customers, including significant payment terms and related revenue recognition policies, see note 4(t).

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The transaction price allocated to the remaining performance obligations (partially unsatisfied) as at December 31, 2020 and 2019 is as follows:

	31/12/20	31/12/19
Sale of the license for Natuzzi trademarks
Within a year	383	383
More than a year	6,343	6,725
Total	6,726	7,108
Sale of Natuzzi Display System
Within a year	1,183	1,416
More than a year	1,430	1,953
Total	2,613	3,369
Sale of Service-Type Warranties
Within a year	266	394
More than a year	260	411
Total	526	805

(v) Variable considerations

If the consideration in a contract includes a variable amount, the Group estimates the amount of consideration to which it will be entitled in exchange for transferring the goods to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognised will not occur when the associated uncertainty with the variable consideration is subsequently resolved. Some contracts for the sale of furniture provide customers with volume discounts, which give rise to variable consideration.

In particular, the Group provides retrospective volume discounts to certain customers once the quantity of products purchased during the period exceeds a threshold specified in the contract. Discounts are offset against amounts payable by the customer. Accumulated experience is used to estimate and provide for the discounts, using the expected value method. A refund liability is recognised for expected volume discounts payable to customers in relation to sales made until the end of the reporting period.

(vi) Financing components

For information about financing components, reference should be made to note 4(t)(vi).

(vii) Warranty obligations

The Group typically provides warranties for general repairs of defects that existed at the time of sale, as required by law.

Customers who purchase the Group’s upholstered furniture may require a service-type warranty. As disclosed in note 4(t)(v), the Group allocates a portion of the consideration received to the service-type warranty, based on the relative stand-alone selling price. The amount allocated to the service-type warranty is deferred, and is recognised as revenue over the time based on the validity period of such warranty.

These warranties are accounted for under IAS 37. Refer to the accounting policy on warranty provision in note 4(r).

(viii) Cost to obtain a contract

The Group pays sales commission to its agents for each contract that they obtain. For information about the accounting policy elected by the Group on sales commissions, reference should be made to note 4(x).

(ix) Fulfillment costs

The Group accounts for shipping and handling costs related to activities before the customer obtains control of the finished goods as fulfillment costs under the caption “Other assets” of the consolidated statement of financial position. For

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

information about the accounting policy applied by the Group for shipping and handling costs, reference should be made to note 4(v).

32	Cost of sales

Cost of sales is analysed as follows:

	2020	2019	2018
Opening inventories	69,685	84,227	91,077
Purchases of raw materials	105,643	122,728	158,172
Purchases of finished products	15,161	16,477	19,419
Labour costs	71,937	86,209	89,827
Third party manufacturers costs	2,829	3,919	6,039
Other manufacturing costs	24,997	29,519	29,004
Government grants related to PPE	(1,192)	(1,463)	(1,061)
Closing inventories	(63,909)	(69,685)	(84,227)
Total	225,151	271,931	308,250

The line item “Other manufacturing costs” includes the depreciation expenses of property plant and equipment and right-of-use assets used in the production of finished goods. The depreciation expenses amount to 10,136, 11,709 and 7,455 for the years ended December 31, 2020, 2019 and 2018, respectively.

33	Other income and other expenses

Other income is analysed as follows:

	2020	2019	2018
VAT relief	755	1,216	1,392
Reimbursements	498	519	—
Release of provisions for contingent liabilities	100	332	1,700
Other	2,529	3,095	2,852
Total	3,882	5,162	5,944

During 2020, 2019 and 2018 the Brazilian subsidiary obtained a VAT relief of 755, 1,216 and 1,392, respectively, connected to local tax rules on VAT payments.

During 2020 and 2019, the Company recorded reimbursements of 498 and 519, respectively, related to the positive outcome of litigation started in previous years.

During 2020, 2019 and 2018, the Company released provisions for legal claims by 100, 332 and 1,700, respectively, further to the positive settlement of some legal disputes with third parties.

Other expenses include some minor costs incurred by the Group and not related to cost of sales, selling and administrative expenses.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

34	Selling expenses

Selling expenses are analysed as follows:

	2020	2019	2018
Shipping and handling costs	28,749	35,513	40,765
Labour costs	20,077	23,782	24,772
Depreciation and amortization	12,441	11,805	2,274
Customs duties	6,958	9,261	2,860
Commissions to sales representatives	5,403	8,393	10,225
Advertising expenses	4,837	7,145	12,687
Impairment of non-financial assets	2,450	—	—
Utilities	2,149	2,457	2,394
Insurance costs	1,421	1,291	1,111
Fairs	591	1,864	2,308
Samples	582	519	995
Leases	483	649	12,553
Promotion	409	651	920
Consultancy services costs	284	305	630
COVID-19 rent concessions	(1,799)	—	—
COVID-19 government grants	(1,534)	—	—
Other	1,017	1,615	503
Total	84,518	105,250	114,997

Due to the adoption of “COVID-19-Related Rent Concessions - Amendment to IFRS 16” issued on 28 May 2020 (see note 5(A)), the Group recognised lease incentives of 1,799 as a reduction of the selling expenses for the year ended December 31, 2020.

During 2020, the Group received COVID-19 grants from certain governments, including the US, as part of the actions to provide assistance to entities in the current conditions caused by the COVID-19 pandemic.

35	Administrative expenses

Administrative expenses are analysed as follows:

	2020	2019	2018
Labour costs	15,578	19,060	20,023
Professional services costs	4,409	4,761	4,076
Indirect taxes	2,354	2,261	2,022
Depreciation and amortization	1,580	1,585	1,301
Software and office maintainance	1,502	1,385	1,312
Travel expenses	868	2,226	2,712
Directors and audit committee fees	736	831	801
Mail & Phone	523	622	675
Printing & Stationery	278	381	457
Cars costs	195	236	487
Electronic data processing	12	12	96
Government grants related to PPE	(49)	(163)	—
Other	1,458	829	1,382
Total	29,444	34,026	35,344

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

36	Finance income and costs

Finance income is analysed as follows:

	2020	2019	2018
Interest income from financial institutions	171	121	191
Other interest income	146	279	188
Total	317	400	379

Finance costs are analysed as follows:

	2020	2019	2018
Interest expenses due to financial institutions	1,803	2,864	3,298
Interests expenses related to lease liabilities	2,613	2,635	—
Other interest expenses	1,546	431	498
Financial institution commissions	1,869	1,998	1,784
Total	7,831	7,928	5,580

37	Net exchange rate gains/(losses)

Net exchange rate gains/(losses) are analysed as follows:

	2020	2019	2018
Net realised gains/(losses) on derivative instruments	317	(737)	(906)
Net realised gains/(losses) on trade receivables and payables	(2,793)	1,600	3,353
Total net realised gains/(losses) (a)	(2,476)	863	2,447
Net unrealised gains/(losses) on derivative instruments	486	(638)	(57)
Net unrealised gains/(losses) on trade receivables and payables	(1,507)	(531)	(5,437)
Net unrealised gains/(losses) on non-monetary assets	(404)	(2,034)	(867)
Total net unrealised gains/(losses) (b)	(1,425)	(3,203)	(6,361)
Total realised and unrealised exchange rate gains/(losses) (a+b)	(3,901)	(2,340)	(3,914)

“Net unrealised gains/(losses) on non-monetary assets” refers to the remeasurement of non-monetary assets of the subsidiaries Italsofa Romania and Natuzzi China (only for 2019 and 2018), since such entities have the same functional currency of the Parent, namely the Euro (see note 4(c)(ii)).

38	Income tax expense

Italian companies are subject to two enacted income taxes at the following rates:

	2020	2019	2018
IRES (state tax)	24.00%	24.00%	24.00%
IRAP (regional tax)	4.82%	4.82%	4.82%

IRES is a state tax and is calculated on the taxable income determined on the income before taxes modified to reflect all temporary and permanent differences regulated by the tax law.

IRAP is a regional tax and each Italian region has the power to increase the current rate of 3.90% by a maximum of 0.92%. In general, the taxable base of IRAP is a form of gross profit determined as the difference between gross revenues (excluding interest and dividend income) and direct production costs (excluding interest expense and other financial costs). The enacted IRAP tax rate due in Puglia region for 2020, 2019 and 2018 is 4.82% (3.90% plus 0.92%).

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Total income taxes for the years ended December 31, 2020, 2019 and 2018 are allocated as follows:

	2020	2019	2018
Current:
- Domestic	(2,221)	(585)	(4,504)
- Foreign	(1,545)	(1,400)	(3,052)
Total (a)	(3,766)	(1,985)	(7,556)
Deferred:
- Domestic	430	(387)	270
- Foreign	(1,005)	37	(143)
Total (b)	(575)	(350)	127
Total (a + b)	(4,341)	(2,335)	(7,429)

Consolidated profit/(loss) before income taxes and Non-controlling interests of the consolidated statement of profit or loss for the years ended December 31, 2020, 2019 and 2018, is analysed as follows:

	2020	2019	2018
Domestic	(17,049)	(24,808)	40,822
Foreign	(3,516)	(6,537)	(274)
Total	(20,565)	(31,345)	40,548

The effective income taxes differ from the expected income tax expense (computed by applying the IRES state tax, which is 24% for 2020, 2019 and 2018, to income before income taxes and Non-controlling interests) as follows:

	2020	2019	2018
Expected tax benefit (expense) at statutory tax rates	4,936	7,523	(9,732)
Effect of:
- Tax exempt income	4,806	3,297	1,665
- Aggregate effect of different tax rates in foreign jurisdictions	322	(139)	208
- Italian regional tax	(24)	(78)	(46)
- Non-deductible expenses	(5,575)	(4,521)	(2,667)
- Tax effect on unremitted earnings	(1,024)	(430)	(1,252)
- Non taxable gain from disposal and loss of control of a subsidiary	—	—	17,193
- Chinese withholding tax on income not recoverable	(1,396)	(139)	(4,458)
- Effect of net change in deferred tax assets unrecognised	(6,386)	(7,848)	(8,340)
Actual tax charge	(4,341)	(2,335)	(7,429)

The effective income tax rates for the years ended December 31, 2020, 2019 and 2018 are 21.11%, 7.45% and 18.32%, respectively.

The income tax payable recorded as at December 31, 2020 and 2019 is 1,134 and 1,283, respectively. Whereas, the current income tax receivable recorded as at December 31, 2020 and 2019 is 1,255 and 1,082, respectively.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities as at December 31, 2020 and 2019 are presented below:

Deferred tax assets	31/12/20	31/12/19
Intercompany profit on inventories	1,278	59
Provision for contingent liabilities	379	677
Inventories obsolescence	354	297
Deferred costs	—	845
Other temporary differences	12	96
Total deferred tax assets	2,023	1,974

Deferred tax liabilities	31/12/20	31/12/19
Withholding tax on unremitted earnings of subsidiaries	(1,024)	(430)
Deferred revenue (IFRS 15)	(984)	(934)
Unrealised net gains on foreign exchange rate	(376)	(396)
Other temporary differences	(131)	(131)
Total deferred tax liabilities	(2,515)	(1,891)

Movements in deferred tax balances occurred during 2018, 2019 and 2020 are analysed as follows:

	Def. tax assets	Def. tax liabilities	Total
Balance as at December 31, 2017	2,656	(2,350)	306
Recognised in profit or loss	(629)	756	127
Recognised in OCI	—	—	—
Recognised directly in equity	—	—	—
Balance as at December 31, 2018	2,027	(1,594)	433
Recognised in profit or loss	(53)	(297)	(350)
Recognised in OCI	—	—	—
Recognised directly in equity	—	—	—
Balance as at December 31, 2019	1,974	(1,891)	83
Recognised in profit or loss	49	(624)	(575)
Recognised in OCI	—	—	—
Recognised directly in equity	—	—	—
Balance as at December 31, 2020	2,023	(2,515)	(492)

The following tables show the reconciliation of deferred tax assets and deferred tax liabilities with the balances included in the consolidated statements of financial position as at December 31, 2020 and 2019.

	31/12/20	31/12/19
Deferred tax assets	2,023	1,974
Deferred tax liabilities compensated	(1,492)	(1,461)
Net deferred tax assets	531	513
Deferred tax liabilities	(1,024)	(430)

Deferred tax assets recognised are mainly related to intercompany profit on inventories recorded by the Company and provisions for contingent liabilities and inventories obsolescence recorded by some subsidiaries.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

In assessing the reliability of deferred tax assets, management considers whether it is probable that some portion or all of the deferred tax assets will not be realised. The ultimate realisation of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and the tax loss carry-forwards are utilised. Given the cumulative loss position of the domestic companies and of some of foreign subsidiaries as at December 31, 2020 and 2019, management has considered the scheduled reversal of deferred tax liabilities and tax planning strategies, in making their assessment. After an analysis as at December 31, 2020 and 2019, management has not identified any relevant tax planning strategies prudent and feasible available to increase the recognition of the deferred tax assets. Therefore, as at December 31, 2020 and 2019 the realisation of the deferred tax assets is primarily based on the scheduled reversal of deferred tax liabilities, except in certain historically profitable jurisdictions. Based upon this analysis, management believes that the Natuzzi Group will realise the deferred tax assets of 2,023 as at December 31, 2020 (1,974 as at December 31, 2019).

Deferred tax assets have not been recognised in respect of the following items, because it is not probable that future taxable profit will be available against which the Group can use the benefits therefrom.

Unrecognised deferred tax assets	31/12/20	31/12/19
Tax loss carry-forwards	97,107	97,544
Provision for contingent liabilities	3,695	5,839
Allowance for doubtful accounts	2,547	2,296
Inventory obsolescence	2,480	2,336
Provision for warranties	1,051	1,419
Impairment of non-financial assets	967	984
Deferred costs	822	—
Intercompany profit on inventories	439	1,643
IAS 19 adjustment - employees’ leaving entitlement	433	389
Goodwill and intangible assets	196	483
Other temporary differences	992	1,124
Total unrecognised deferred tax assets	110,729	114,057

As at December 31, 2020 and 2019, taxes that will be due on the distribution of the portion of shareholders’ equity equal to unremitted earnings of some subsidiaries are 507 and 2,626, respectively. The Group has not provided for such taxes as at likelihood of distribution is not probable.

As at December 31, 2020 and 2019 the tax losses carried-forward of the Group expire as follows:

	2020	Expire date	2019	Expire date
Expire in five years	7,421	2021-2025	12,640	2020-2024
Expire after five years	4,902	> 2025	6,021	> 2024
Never expire	384,440	—	381,160	—
Total	396,763		399,821

In Italy all tax losses carried-forward no longer expire, with the only limitation being that such tax losses carried-forward can be utilised to off-set a maximum of 80% of the taxable income in each following year.

The Company operates in many foreign jurisdictions. With no material exceptions, the Company and its major subsidiaries located in Romania and China are no longer subject to examination by tax authorities for years prior to 2016.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

39	Earnings/(loss) per share

Basic and diluted earnings/(loss) per share is analysed as follows:

	2020	2019	2018
Weighted average number of ordinary shares	54,853,045	54,853,045	54,853,045
Basic earnings/(loss) per share	(0.45)	(0.61)	0.61
Diluted earnings/(loss) per share	(0.45)	(0.61)	0.61

Basic earnings/(loss) per share is calculated by dividing earnings/(loss) for the year, attributable to ordinary equity holders of the Parent Company, by the weighted average number of ordinary shares outstanding during the year.

The weighted-average number of ordinary shares equals the number of ordinary shares issued as at December 31, 2020, 2019 and 2018 since there have been no transactions involving ordinary shares both in 2020, 2019 and 2018.

Diluted earnings/(loss) per share as at December 31, 2020, 2019 and 2018 equals the basic earnings/(loss) per share, since the Parent Company has not issued any financial instruments convertible to ordinary shares, and there are therefore no dilutive impacts.

On February 8, 2019 the Company announced a change in the ratio of its American Depositary Receipts (ADRs) to ordinary shares, from 1 ADR representing 1 share to 1 ADR representing 5 shares. The effective date of the ratio change was February 21, 2019. No new shares have been issued in connection with the ratio change.

40	Expenses by nature

The following table shows the expenses by nature for the years ended December 31, 2020, 2019 and 2018 as required by IAS 1.104.

	2020	2019	2018
Changes in inventories	5,776	14,542	6,850
Purchases of raw materials	105,643	122,728	158,172
Purchases of finished products	15,161	16,477	19,419
Services costs	68,613	91,526	107,074
Employee benefits expenses	107,592	129,051	134,622
Depreciation and amortization, net of government grants	22,924	23,487	10,003
Other	13,404	13,396	22,451
Total cost of sales, selling and administrative expenses	339,113	411,207	458,591

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The following tables show in which caption is included the depreciation and amortization, net of government grants.

	2020	2019	2018
Included in cost of sales
Depreciation of property, plant and equipment	6,846	7,867	7,455
Depreciation of right-of-use assets	3,290	3,842	—
Amortisation of intangible assets	8	14	34
Government grants	(1,192)	(1,463)	(1,061)
Total (a)	8,952	10,260	6,428
Included in selling expenses
Depreciation of property, plant and equipment	2,665	2,721	2,274
Depreciation of right-of-use assets	9,776	9,084	—
Amortisation of intangible assets	—	—	—
Total (b)	12,441	11,805	2,274
Included in administrative expenses
Depreciation of property, plant and equipment	371	381	425
Depreciation of right-of-use assets	310	301	—
Amortisation of intangible assets	899	903	876
Government grants	(49)	(163)	—
Total (c)	1,531	1,422	1,301
Total depreciation and amortization (a+b+c)	22,924	23,487	10,003

The following tables show in which caption is included the employee benefits expenses.

Included in cost of sales	2020	2019	2018
Salaries and wages	48,514	60,756	62,815
Social security contributions	12,138	17,251	18,310
Employees’ leaving entitlement	4,915	3,704	3,827
Other costs	6,370	4,498	4,875
Total (a)	71,937	86,209	89,827
Included in selling expenses
Salaries and wages	15,912	18,736	19,754
Social security contributions	3,059	3,800	4,019
Employees’ leaving entitlement	542	557	350
Other costs	564	689	649
Total (b)	20,077	23,782	24,772
Included in administrative expenses
Salaries and wages	11,272	13,725	14,585
Social security contributions	2,717	3,502	3,638
Employees’ leaving entitlement	605	664	635
Other costs	984	1,169	1,165
Total (c)	15,578	19,060	20,023
Total employee benefits expenses (a+b+c)	107,592	129,051	134,622

During 2020, the Group benefitted from the salary and wage subsidy programme introduced by the governments of Italy and other countries as part of support measures extended to manufacturers in response to the COVID-19 pandemic for the loss of revenue. Such governmental measure allowed the Group to pay temporarily laid off workers and employees a reduced salary or wage for a certain period, starting from March 2020 and until December 31, 2020. Such benefits received by the Group for

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

the year ended December 31, 2020 amount approximately to 13,600 and they were recorded as a reduction in the labour costs included in the cost of sales, selling expenses and administrative expenses.

41	Adjusted earnings before interest, tax, depreciation and amortisation (Adjusted EBITDA)

Management supplementally presents the performance measure Adjusted EBITDA because it monitors this performance measure at a consolidated level and it believes that this measure is relevant to an understanding of the Group’s financial performance. Adjusted EBITDA is calculated by adjusting profit or loss from continuing operations to exclude the impact of taxation, net finance income/(costs), depreciation, amortisation, government grants only related to depreciation of property, plant and equipment (PPE) and share of profit of equity-method investees.

Adjusted EBITDA is not a defined performance measure in IFRS. The Group’s definition of Adjusted EBITDA may not be comparable with similarly titled performance measures and disclosures by other entities.

The following tables show the reconciliation of Adjusted EBITDA to profit/(loss) for the years ended December 31, 2020, 2019 and 2018.

	2020	2019	2018
Profit/(loss) for the year	(24,906)	(33,680)	33,119
Income tax expense	4,341	2,335	7,429
Profit/(loss) before tax	(20,565)	(31,345)	40,548
Adjustments for:
- Addition (subtraction) of net finance income/(costs)	11,415	9,868	(66,296)
- Addition (subtraction) of share of profit/(loss) equity-method inv.	(1,455)	(1,011)	290
- Addition of depreciation	23,258	24,196	10,154
- Addition of amortisation	907	917	910
- Subtraction of government grants related to PPE	(1,241)	(1,626)	(1,061)
Adjusted EBITDA	12,319	999	(15,455)

The Group initially applied IFRS 16 as at January 1, 2019 (see note 5(C)). In applying IFRS 16, in relation to the leases that were classified as operating leases, the Group recognises depreciation and interest costs, instead of operating lease expense. In relation to those leases, the Group recognised 13,376 of depreciation charges (13,227 in 2019) and 2,613 of additional interest costs (2,635 for 2019) from leases in 2020. Further, the Group used the modified retrospective approach when initially applying IFRS 16 and under such approach comparative information of 2018 was not restated.

42	Commitments and contingent liabilities

As at December 31, 2020, the Group is not committed to investing in significant property, plant and equipment, intangibles assets and other capital expenditure.

Certain financial institutions have provided guarantees as at December 31, 2020 to secure payments to third parties amounting to 5,341 (6,770 as at December 31, 2019). These guarantees are unsecured and have various maturities extending through October 30, 2025.

The Group is involved in a number of claims (including tax claims) and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters, after the provisions accrued, will not have a material adverse effect on the Group’s consolidated financial position or results of operations (see note 23).

43	Related parties

Related parties of the Group include mainly associates and joint ventures of the Group and the Group’s key management personnel.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The following tables provide the total amount of transactions that have been entered into with related parties for the relevant financial year.

(i) Compensation of key management personnel of the Group

The compensation of key management personnel of the Group is analysed as follows:

	2020	2019	2018
Directors’ fee	412	400	387
Short-term employee benefits	2,026	1,704	1,875
Social security contributions and defined contribution plans	634	563	500
Employee benefit obligations	137	118	110
Total	3,209	2,785	2,872

The amounts disclosed in the tables are the amounts recognised as an expense during the reporting period related to key management personnel. No loans and/or guarantees have been provided for or agreed to with key management personnel.

(ii) Transactions with directors of the Group

The aggregate value of transactions and outstanding balances related to directors were as follows.

	2020		2019		2018
	Cost	Amounts due	Cost	Amounts due	Cost	Amounts due
Legal services	392	—	32	—	—	—
Consultancy fees for business strategy	—	—	133	—	286	16
Other	—	—	—	—	—	—
Total	392	—	165	—	286	16

The Parent used the legal services of BonelliErede law firm, of which one of the Parent’s director is a partner, mainly for assistance with the request for a long-term loan and the sale of certain non-current assets, for a total fee amounting to 392 and 32 for the years ended December 31, 2020 and 2019, respectively. Amounts were billed based on market rates for such services and were due and payable under normal payment terms.

Furthermore, the Parent used the consultancy services of a former Director for assistance about business strategy, for a total fee amounting to 133 and 286 for the years ended December 31, 2019 and 2018, respectively. Amounts were billed based on market rates for such services and were due and payable under normal payment terms.

For the advance of 2,500 for the future capital increase received from the Parent’s majority shareholder and Chief Executive Officer, see note 27.

From time to time, Directors of the Group, or their related entities, may buy goods from the Group. These purchases are made on the same terms and conditions as those entered into by the Group’s other employees or customers.

(iii) Transactions with associates, joint ventures and other related parties

The following tables provide the total amount of transactions that have been entered into with such related parties for the relevant financial year. Such transactions have been conducted at arm’s length.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

December 31, 2020

	Sales	Expenses	Amounts owed by related parties	Amounts due to related parties
Natuzzi Trading Shanghai Co, Ltd. (joint venture)	38,401	9	5,961	—
Nars Miami LLCC (associate)	406	—	27	—
Natuzzi Design S.a.s.	1,734	—	888	—
Natuzzi Arredamenti S.r.l.	827	—	279	—
Natuzzi Sofa S.r.l.	238	—	47	—
NA.FO. S.r.l.	—	—	—	—
Total	41,606	9	7,202	—

December 31, 2019

	Sales	Expenses	Amounts owed by related parties	Amounts due to related parties
Natuzzi Trading Shanghai Co, Ltd. (joint venture)	36,442	124	3,619	124
Nars Miami LLCC (associate)	646	—	169	—
Natuzzi Design S.a.s.	1,686	—	1,013	—
Natuzzi Arredamenti S.r.l.	842	—	367	—
Natuzzi Sofa S.r.l.	249	—	67	—
Total	39,865	124	5,235	124

December 31, 2018

	Sales	Expenses	Amounts owed by related parties	Amounts due to related parties
Natuzzi Trading Shanghai Co, Ltd. (joint venture)	12,589	1,001	7,383	1,001
Nars Miami LLCC (associate)	776	—	191	—
Natuzzi Design S.a.s.	1,750	—	1,338	—
Natuzzi Arredamenti S.r.l.	1,010	—	343	—
Natuzzi Sofa S.r.l.	291	—	78	—
NA.FO. S.r.l.	—	—	—	3
Total	16,416	1,001	9,333	1,004

44	Subsequent events

The following events have occurred in the period between the reporting date and the date of authorisation of these consolidated financial statements.

In January 2021, the Parent sold its 7% interest in Natuzzi Singapore PTE. LTD. (Natuzzi Singapore) to a related party. This transaction has been executed through a 1,300 capital injection by the related party into this subsidiary, increasing its share capital, in exchange for the 7% interest. Following the completion of such capital increase, the Parent has a 93% interest in Natuzzi Singapore. Furthermore, the transaction was also undertaken to increase the Company’s sales of finished goods in the Asian-Pacific countries other than China.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Following the preliminary agreement reached in September 2020, on January 8, 2021, the Company signed a “Share Sell and Purchase Agreement” (the “Agreement”) with Vita Group, the largest European manufacturer of flexible polyurethane foams, for the sale of its entire interest in the subsidiary IMPE S.p.A. which contains the foam operations. The consideration agreed for this sale is 6,100 plus certain customary purchase price adjustments of about 1,800, to be agreed by the end of April 2021. This agreement has been finalised on March 1, 2021. Following the finalisation of such transaction, Vita Group holds 100% of IMPE S.p.A.. The gain realised by the Company is of about 4,800. The cash consideration already received by the Parent at the date of approval of these consolidated financial statements amounts to 4,900 (see notes 7 and 30(C)(iii)).

In March 2021, the Romanian subsidiary obtained a long-term loan from a financial institution, amounting to 5,000. This loan, which is guaranteed by a Romanian governmental authority, has been made available by the Romanian government as part of the COVID-19 measures to support businesses. Such loan has installments repayable on a monthly basis starting from October 2021, after the six-month interest-only period, and ending in March 2025. This long-term debt provides for variable interest installments determined based on the six-month Euribor (360) plus a 2.75% spread (see note 30(C)(iii)).

On December 31, 2020, the Parent signed the preliminary agreement with a third party for the disposal of the idle industrial real estate complex “Via Dell’Avena” located in the city of Altamura (Bari), just a few miles away from its headquarters, for a consideration of 1,300.The sale contract should be finalised within May 2021. Following such disposal, the Parent will realise a gain of 480 (see note 7).

In March 2021, following the preliminary agreement reached in December 2020, the Parent signed the sale contract with a third party for the disposal of the idle industrial real estate complex “Fornello” located in the city of Altamura (Bari), just a few miles away from its headquarters. The cash consideration received by the Company for such disposal amounts to 1,250, while the gain realised is of 366 (see note 7).

In April 2021, the Parent announced that it has entered into a preliminary and non-binding agreement (the “Preliminary Agreement”) with Truong Thanh Furniture Corporation (“TTF”), a company incorporated under the laws of the Republic of Vietnam and which is engaged in production and distribution of furniture, to form a partnership aimed at strengthening the Group’s operations in the “Asia-Pacific” (APAC) region, excluding Greater China (the “Rest of the APAC Territory”). TTF intends to acquire up to a 20% stake in the Group’s subsidiary Natuzzi Singapore, which is engaged in sales and distribution of furniture and upholstery products under the trademarks of the Group in the Rest of the APAC Territory. Subject to certain terms and conditions set forth in the preliminary agreement and to obtaining any applicable authorizations by the relevant authorities, it is expected that the such acquisition of the interest in Natuzzi Singapore by TTF will be carried out in the next months. Pursuant to the Preliminary Agreement, it is expected that the Parent will maintain a majority of the board members of Natuzzi Singapore. If the parties fail to reach an agreement by May 31, 2021, the Preliminary Agreement will expire.

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

2.2

Description of Securities registered under Section 12 of the Exchange Act (incorporated by reference to Exhibit 2.2. to the Form 20-F filed by Natuzzi S.p.A. with the Securities and Exchange Commission on June 15, 2020, file number 001-11854).

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

4.6

English translation of the agreement among Natuzzi S.p.A. and the Italian trade unions named therein, dated as of March 27, 2017 (incorporated by reference to Exhibit 4.6 to the Form 20-F filed by Natuzzi S.p.A. with the Securities and Exchange Commission on May 1, 2017, file number 001-11854).

4.7

English translation of the agreement among Natuzzi S.p.A., the Ministry of Labor and Social Policy and the Italian trade unions named therein, dated as of March 27, 2017 (incorporated by reference to Exhibit 4.7 to the Form 20-F filed by Natuzzi S.p.A. with the Securities and Exchange Commission on May 1, 2017, file number 001-11854).

4.8^

English translation of the Joint Venture Contract between Natuzzi S.p.A. and Jason Furniture (Hangzhou) CO., Ltd., dated March 22, 2018 (incorporated by reference to Exhibit 4.8 to the Form 20-F filed by Natuzzi S.p.A. with the Securities and Exchange Commission on April 30, 2018, file number 001-11854).

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

4.11†

English translation of the agreement among the Company, certain trade unions, Italian authorities and the individuals therein, dated December 18, 2019 (incorporated by reference to Exhibit 4.11 to the Form 20-F filed by Natuzzi S.p.A. with the Securities and Exchange Commission on June 15, 2020, file number 001-11854).

4.12

English summary of the agreement between the Company and INVEST 2003 S.r.l. dated February 28, 2020 (incorporated by reference to Exhibit 4.12 to the Form 20-F filed by Natuzzi S.p.A. with the Securities and Exchange Commission on June 15, 2020, file number 001-11854).

4.13*	English translation of the New Framework Agreement for Assignment of Receivables between Natuzzi S.p.A. and Muttley S.r.l., dated July 22, 2020.

4.14*†+	Sale and Purchase Agreement between Natuzzi S.p.A. and Vita Italia S.r.l., dated January 8, 2021.

8.1*	List of Significant Subsidiaries.

12.1*	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101*	XBRL Instance Document and related items.

*	Filed herewith

†	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to Regulation S-K, Item 601(b)(10).

^	Confidential treatment has been granted for certain portions of this exhibit. These portions have been omitted and filed separately with the SEC.

+	Schedules to this exhibit have been omitted pursuant to the Instructions as to Exhibits of Form 20-F.

SIGNATURE

The registrant, Natuzzi S.p.A., hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NATUZZI S.p.A.

By	/s/ Pasquale Natuzzi
	Name:	Pasquale Natuzzi
	Title:	Chief Executive Officer

Date: April 30, 2021