Form 20-F
period 2021-12-31
NATUZZI S P A
filed 2022-05-02
CIK 900391

Natuzzi S.p.A

Annual Report on Form 20-F

2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended: December 31, 2021

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

As of December 31, 2021: 54,853,045 Ordinary Shares

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

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Emerging growth company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (§ 15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

Amounts stated in U.S. dollars, unless otherwise indicated, have been translated from the Euro amount by converting the Euro amounts into U.S. dollars at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) for euros on December 31, 2021 of U.S.$ 1.1318. The foreign currency conversions in this Annual Report should not be taken as representations that the foreign currency amounts actually represent the equivalent U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated.

The consolidated financial statements of Natuzzi S.p.A. as at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019 have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), including interpretations issued by the IFRS Interpretations Committee (“IFRS IC”) applicable to companies reporting under IFRS. The consolidated financial statements and the notes thereto included in Item 18 of this Annual Report are referred to collectively as the “Consolidated Financial Statements”.

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

Forward-looking statements involve inherent risks and uncertainties, as well as other factors that may be beyond our control. The Company cautions readers that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to: effects on the Group from competition with other furniture producers, material changes in consumer demand or preferences, significant economic developments in the Group’s primary markets, the Group’s execution of its reorganization plans for its manufacturing facilities, significant changes in labor, material and other costs affecting the construction of new plants, significant changes in the costs of principal raw materials and in energy costs, significant exchange rate movements or changes in the Group’s legal and regulatory environment, including developments related to the Italian Government’s investment incentive or similar programs, the duration, severity and geographic spread of the coronavirus (COVID-19) pandemic and of new variants, actions that may be taken by governmental authorities to contain the COVID-19 pandemic or to mitigate its impact, the potential negative impact of resurgences of COVID-19 cases on the global economy, consumer demand, our supply chain and the Company’s financial condition, business operations and liquidity, and the geopolitical tensions and market uncertainties resulting from the Russian invasion of Ukraine and current conflict. The Company cautions readers that the foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and events.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Risk Factors

Investing in the Company’s American Depositary Shares (“ADSs”) involves certain risks. You should carefully consider each of the following risks and all of the information included in this Annual Report.

The COVID-19 pandemic has had, and may continue to have, an adverse impact on our business, results of operations and financial condition — The global spread of COVID-19, which was declared a pandemic by the World Health Organization in March 2020, continues to affect our business and operations. In the first half of 2021, as a result of the continued spread of the COVID-19 pandemic in certain regions in which we operate, including parts of Europe and Asia, local public authorities adopted restrictive measures that resulted in the temporary closure of our business activities. In the second half of 2021, our manufacturing partner in Vietnam suspended its activities to comply with restrictive measures adopted by local authorities and resumed its normal production activities only in December 2021. In addition, in 2021, the COVID-19 pandemic caused significant disruptions to our supply chain, making both the procurement of raw material and the production and shipment of finished products particularly complex. See “—Disruptions of our supply chain have had, and may continue to have, a material adverse effect on our results of operations.”

As of the date of this Annual Report, new variants of COVID-19 continue to foster the spread of COVID-19 in all major geographies in which we operate. In China, a recent record-breaking level of new local COVID-19 cases has resulted in further restrictions on operations that have shut down our production plant in Shanghai and some of our points of sales from April 1, 2022 to date. Our plant in Shanghai manufactures upholstery products for North America and the APAC region. In 2021, the sale of such products accounted for 26.2% of the Group’s consolidated revenue of upholstery furniture. The operational constraints resulting from the COVID-19 lockout in Shanghai could have a significant negative impact on the Group’s revenue if such restrictions remain in place in the coming months, thereby postponing the return to the normal business activity in the Shanghai region.

Except for China, many countries seem to have equipped themselves to live with the pandemic, limiting lockdowns to particularly critical situations. However, the impact that the spread of COVID-19 cases has on the possibility of adequately planning our production remains significant due to a significant increase in the rate of absenteeism among our staff, due to stay-at-home periods imposed by current regulations in connection with contagions. Against this backdrop, the supply chain disruption that characterized 2021 shows no clear signs of improvements and it might continue to have a negative impact on our industrial and logistics planning for 2022. See “—Disruptions of our supply chain have had, and may continue to have, a material adverse effect on our results of operations.”

The remote working policies implemented by many companies around the world and the stay-at-home orders imposed by governmental authorities led in the second half of 2020 to an increase in consumers’ demand for home furnishings, which continued through 2021. There is no certainty that this trend will continue in the future. Instead, a shift in consumer spending away from home furnishings toward the consumption of services, such as entertainment and travel, might occur as restrictions relating to the COVID-19 pandemic continue to be lifted around the world and the vaccination campaign by different countries around the globe becomes effective. In addition, discretionary consumer spending may decrease in the future due to other reasons, such as an economic recession or fear of an economic recession, volatility in the stock market and increasingly pessimistic consumer sentiment due to perceived or actual economic and/or health risks, including with regard to new COVID-19 variants and the ongoing conflict in Ukraine, which would adversely affect our business, results of operations and financial condition.

As of the date of this Annual Report, our management continues to apply and improve the stricter procedures introduced at the beginning of the COVID-19 pandemic outbreak to manage liquidity and working capital balances to generate sufficient operating cash flows to meet its obligations as they fall due. See Note 3(f) to the Consolidated Financial Statements.

The ultimate magnitude of the impact of the COVID-19 pandemic (including recent and potential future COVID-19 variants such as Omicron) on our business, results of operations and financial condition will depend on future events outside of our control, including a resurgence of COVID-19 cases, future new closure requirements and other operational restrictions which could affect our operations or the ability of our third-party business partners to meet their obligations to us, the success of containment measures, vaccination campaigns and other actions taken by governments around the world, as well as the overall condition and outlook of the global economy. We cannot at this time predict the ultimate impact of the COVID-19 pandemic on our business, liquidity, results of operations and financial condition beyond what is discussed within this Annual Report, but it may be material and adverse.

The COVID-19 pandemic may also exacerbate many of the other risks described in this “Risk Factors” section, including, but not limited to, those relating to our growth strategy, our supply chain, increased energy costs and labor costs, disruption in operations, loss of key employees, our indebtedness, general economic conditions and our international operations.

Disruptions of our supply chain have had, and may continue to have, a material adverse effect on our results of operations — Since the first half of 2021, we have been facing difficulties in converting the increased orders received into revenues, mainly due to the supply chain and logistic disruptions caused by the COVID-19 pandemic and the difficulty of our suppliers to back up the increased consumer demand and our production capacity. The supply of components, semi-finished goods and raw materials used for our products has been limited, discontinuous and more expensive than in prior years. Ocean freight capacity issues continue to persist worldwide due to the ongoing global COVID-19 pandemic as there is much greater demand for shipping and reduced capacity and equipment. As a result, we have faced, and may face in the future, significantly higher shipping costs due to increased prices announced by third party shippers as well as extensions in delivery times. Furthermore, we have experienced a high degree of absenteeism, especially in our Italian and Romanian plants, due to the COVID-19 pandemic. Such high degree of absenteeism has also affected our suppliers, thus affecting their production capacity. All the foregoing factors are creating significant delays in order fulfillment and increasing backlog, as we have not been able to produce and ship our products at the incoming rate of orders. As of December 31, 2021, our order backlog (i.e. sales orders received and confirmed by the client) was equal to €114.4 million, an increase of 10.7% as compared to January 1, 2021. If we are unable to reduce our order backlog and increase the speed of order fulfilment, it is possible that some of our customers may begin to cancel existing orders and require refunds of deposits, which could have an adverse impact on our liquidity and results of operations. Further, if our competitors are able to solve the current issues before we do, we face the risk that our customers could move to our competitors for purchases.

Disruptions of our supply chain capabilities may also be caused in the future by trade restrictions and political instability—including as a result of the Russian invasion of Ukraine and current conflict, which is expected to have a material impact on economic activity and inflation through higher energy and commodity prices, the disruption of international commerce and weaker consumer confidence—severe weather, natural disasters, other public health crises terrorism, product recalls, labor supply or stoppages and the financial and/or operational instability of key suppliers and carriers. To the extent we are unable to mitigate the likelihood or potential impact of such events, there could be a material adverse effect on our business, results of operations and financial condition.

The price of our main raw materials and energy costs are difficult to predict — In 2021, 72% of our total upholstered net sales came from leather-upholstered furniture sales. The acquisition of cattle hides represented approximately 19.9% of the total cost of goods sold for the year ended on December 31, 2021. The dynamics of the raw hides market are dependent on the consumption of beef, the levels of worldwide slaughtering, worldwide weather conditions and the level of demand in a number of different sectors, including footwear, automotive, furniture and clothing.

More generally, changes in prices for raw materials are dependent on a number of factors beyond our control, including: macroeconomic factors that may affect commodity prices; changes in supply and demand; general economic conditions; significant political events; labor costs; competition; import duties, tariffs, anti-dumping duties and other similar costs; currency exchange rates and government regulation; and events such as natural disasters and widespread outbreaks of infectious diseases. Since the second half of 2021, we have been experiencing an increase in the price of our raw materials coupled with supply volatility as certain suppliers are also experiencing material and labor shortages as a result of contagions. We are working to offset these issues through several initiatives, including by expanding our supply base. However, we cannot assure you that the prices of our raw materials will return to historical levels in the future. COVID-19 related issues may continue to cause uncertainty, especially with respect to freight availability. Additionally, the current geopolitical tensions and market uncertainty due to the Russian invasion of Ukraine might have an adverse effect on prices of raw materials, and any resulting repercussions on sales prices to end consumers could slow down the current growth in demand for home furnishings.

Furthermore, energy prices have fluctuated dramatically in the past and, following the Russian invasion of Ukraine, have significantly increased and are likely to continue to increase and experience further volatility in the future as the conflict progresses. Any significant increase in the price of our main raw materials and energy costs would have an adverse impact on our business, results of operations and financial condition.

We have recently returned to profitability but have a history of operating losses and cannot assure you that we will continue to be profitable in the future; our future profitability, financial condition and ability to maintain adequate levels of liquidity depend, to a large extent, on our ability to overcome operational challenges — We have a history of operating losses having recorded an operating loss of €10.6 million in 2020, €22.5 million in 2019, €25.5 million in 2018 and €24.0 million in 2017. Although we achieved an operating profit of €4.9 in the year ended December 31, 2021, we may not be able to achieve or sustain profitable operations in the future or generate positive cash flows from operations.

Our strategy of expanding our retail network of mono-brand stores, both directly and franchised operated, has required, and might require in the future, significant upfront costs at both the regional and headquarter level. The newly opened mono-brand stores are not fully productive during the first months following their openings and, therefore, investments in the retail and marketing organization are, at the beginning, not adequately returned by sales. While we expect that the newly opened mono-brand stores will progressively improve in productivity to absorb such up-front costs, there is a chance that these investments will not be recouped.

In addition, since 2014, we have been restructuring our operations, including by reducing our Italian workforce. As a result, we may face operational challenges going forward.

Furthermore, during the last ten years, we have incurred aggregate financial obligations in the amount of €50.7 million (€0.3 million, €3.8 million, €3.8 million, €1.4 million, €16.9 million, €4.5 million, €4.5 million, €13.5 million, €1.4 million and €0.6 million for the years 2021, 2020, 2019, 2018, 2017, 2016, 2015, 2014, 2013 and 2012, respectively) in connection with our efforts to reduce redundant workers. See “—We have redundant workers at our Italian operations, which remains an unresolved issue, and have benefited in 2021 and in previous years from temporary work force reduction programs; if we continue to be unable to reduce our redundant workers and/or if such temporary work force reduction programs are not continued; our business, results of operations and liquidity may continue to be impacted or may be impacted at a greater extent.”

Our results of operations and ability to maintain adequate levels of liquidity in the future will depend on our ability to overcome these and other challenges. Our failure to improve profitability in the future could adversely affect the trading price of our ADSs and our ability to raise additional capital and, accordingly, our ability to grow our business. There can be no assurance that we will succeed in addressing any or all of these risks, and the failure to do so could have a material adverse effect on our business, results of operations and financial condition.

We have redundant workers at our Italian operations, which remains an unresolved issue, and have benefited in 2021 and in previous years from temporary work force reduction programs; if we continue to be unable to reduce our redundant workers and/or if such temporary work force reduction programs are not continued, our business, results of operations and liquidity may continue to be impacted or may be impacted at a greater extent — Our Italian operations employ redundant workers. In recent years, the Company has entered into a series of agreements with Italian trade unions pursuant to which government funds have been used to pay a substantial portion of the salaries of such redundant workers, who are subject to either temporary layoffs, as in the case of the Cassa Integrazione Guadagni Straordinaria (“CIGS”), or reduced work schedules, as in the case of the Solidarity Facility (as defined below). The use of such temporary work force reduction programs has also resulted in a series of lawsuits brought against the Company.

In May 2017, the Italian Supreme Court (Corte di Cassazione) rejected the Company’s appeal of a lawsuit brought by two former employees of the Company relating to the implementation of the CIGS, an Italian temporary lay-off program, ruling in favor of the plaintiffs. As a result of this decision, several additional workers have brought lawsuits against the Company over time for alleged misapplication of the CIGS. Since then, the Company has accordingly increased its provision for legal claims. As of December 31, 2021, provision for legal claims amounted to €9.4 million, of which €8.6 million referred to the probably contingent liability related to the legal proceedings initiated for the alleged misapplication of the CIGS. For additional information see Note 23 to the Consolidated Financial Statements.

In addition, in October 2016, the Company laid off 176 Italian workers as part of an organizational restructuring, 166 of whom were then re-employed as the Bari Labor Court deemed the dismissals to have been carried out improperly. In March 2017, the Company and the Italian institutions representing those workers agreed to extend the scope of an agreement signed by the Company and the Minister of Labor and Social Politics in 2015 to reduce working hours per day (the “Solidarity Facility”) in order to lessen the impact of re-employments in 2018. Pursuant to the Solidarity Facility, a higher number of workers, as compared to the Company’s need, may continue to work at the Company, though with a salary reduction that is less than proportional to the reduction in working hours as a result of government financial support.

In December 2018 and 2019, the Company and the relevant trade unions and Italian authorities agreed to extend the scope of the Solidarity Facility, which was later suspended following the COVID-19 outbreak. Indeed, from March 2020 to June 2021, in agreement with trade unions, the Company adopted certain social safety nets made available by the Italian Government to mitigate the impacts of the COVID-19 pandemic on the cost of labor. As a result, the scope of the Solidarity Facility was extended until November 2021. In November 2021, the Company and the relevant trade unions and Italian authorities agreed to extend the scope of the Solidarity Facility through November 2023.

Additionally, starting from December 2018, the Company and the relevant trade unions and Italian authorities agreed on the use by the Company of CIGS in order to support the Company’s reorganization process. From January 1, 2019 until March 2020, the Company benefitted from CIGS for up to 487 workers employed at the plant located in Altamura. From March 2020 to June 2021, in agreement with trade unions, the Company adopted certain social safety nets made available by the Italian Government to mitigate the impacts of the COVID 19 pandemic. As a result, CIGS was extended until February 2022. In February 2022, the Company and the relevant trade unions and Italian authorities signed an agreement allowing the Company to benefit from CIGS for up to 463 workers employed at the plant located in Altamura until mid-February 2023. If these temporary work force reduction programs are not continued in the future, our business, results of operations and liquidity may be significantly impacted.

Furthermore, in 2021, we and the other parties involved agreed to set up an incentive plan for workers who voluntarily terminate their employment relationship. This incentive plan will continue to apply in 2022. If this or other efforts to reduce redundant workers are not successful, the labor cost associated with such redundant workers will continue to have an adverse effect on our business, results of operations and financial condition.

Global economic and geopolitical conditions may affect our business and could significantly impact our business, results of operations and liquidity — Our sales volumes and revenues may be affected by overall general economic conditions. For example, a significant decline in the global economy, or in consumer confidence could have a material adverse effect on our business. Deteriorating general economic conditions, including as a result of resurgences of COVID-19 cases and the spread of new variants and the current conflict in Ukraine, may affect disposable incomes and reduce consumer wealth, thus affecting client demand, which may negatively impact our profitability and put downward pressure on our prices and volumes. Many factors, all of which are generally beyond our control, affect the level of consumer spending in the home furnishing industry, including the state of the economy as a whole, stock market performance, interest and exchange rates, inflation, political uncertainty, the availability of consumer credit, tax rates, unemployment levels and other matters that influence consumer confidence. In general, sales of home furnishing goods tend to decline during recessionary periods when the level of disposable income tends to be lower or when consumer confidence is low. We distribute our products internationally and we may be affected by downturns in general economic conditions or uncertainties regarding future economic prospects that may affect the countries in which we sell a significant portion of our products. In particular, the majority of our current sales are in the European Union (“EU”) and in the U.S. If we are unable to further expand in emerging markets, a downturn in mature economies, such as the EU and the U.S., may negatively affect our results of operations and financial performance.

More specifically, there are many risks to the global macro-economic outlook in 2022, including, among other things: geopolitical tensions globally, including with regard to the Russian invasion of Ukraine and current conflict; the ongoing COVID-19 pandemic and uncertainties related to its duration, possible resurgences, the ongoing vaccination campaign and future developments, as described in “—The COVID-19 pandemic has had, and may continue to have, an adverse impact on our business, results of operations and financial condition”; recent inflation and monetary policy uncertainty; political tensions in Europe; unsolved sovereign debt issues in many Southern European countries; threats to globalization by renewed protectionism, including tensions between the U.S. and China regarding trade relations and tariffs; customs duties imposed by Canadian authorities on home furnishings goods imported from China and Vietnam; uncertainties related to the long-term impacts of the UK withdrawal from the EU (“Brexit”); and high levels of government, corporate and consumer indebtedness in various countries (including high levels of indebtedness in emerging markets).

While our operations in Russia and Ukraine are not significant, the Russian invasion of Ukraine in February 2022 and the resulting ongoing conflict are expected to have a material impact, at least in the short term, on the global economic activity and inflation through higher energy and commodity prices, liquidity constraints, the disruption of international commerce and weaker consumer confidence. The extent of these effects will depend on how the conflict evolves and the impact of current and future sanctions imposed as a result thereof.

In the EU, despite measures taken by several governments and monetary authorities to provide financial assistance to certain Eurozone countries and to avoid default on sovereign debt obligations, concerns persist regarding the debt burden of several countries. These concerns, along with the significant fiscal adjustments carried out in several countries, intended to manage sovereign credit risk, have led to further pressure on economic growth and may lead to new periods of recession, especially in light of the COVID-19 pandemic and the current conflict in Ukraine. Furthermore, a resurgence of the sovereign debt crisis in Europe could diminish the banking industry’s ability to lend to the real economy, thus creating a negative spiral of declining production, higher unemployment and a weakening financial sector.

In addition, uncertainties regarding future trade arrangements and industrial policies in various countries create additional macroeconomic risk. Following the UK’s withdrawal from the EU on January 31, 2020, on December 24, 2020, the European Union and the UK announced that they had reached a bilateral trade and cooperation agreement governing their future relationship (the “EU-UK Trade and Cooperation Agreement”), which was formally approved by the European Council on December 29, 2020 and by the UK parliament on December 30, 2020. The European Parliament subsequently ratified the EU-UK Trade and Cooperation Agreement, which entered into force on May 1, 2021. Although we believe that Brexit will not have a direct material impact on our operations or tax expense, the UK represented 10.7% of our consolidated revenue in the year ended December 31, 2021, the long-term impact of Brexit remains uncertain and will depend on the effects and implementation of the EU-UK Trade and Cooperation Agreement. In particular, Brexit may result in, among other risks, greater restrictions on imports and exports between the UK and EU countries, significant volatility in global equity markets and currency exchange rates, additional regulatory complexity, including due to divergent national laws and regulations as the UK determines which EU laws to replace or replicate, and further global economic uncertainty. Additionally, Brexit may lead other EU member countries to consider referendums regarding their EU membership. Any of the above could have a material adverse effect on our business, results of operations and financial condition.

Adverse economic conditions may also affect the financial health and performance of our dealers in a manner that will affect sales of our products or their ability to meet their commitments to us. Economic downturn may also affect retailers, our primary customers, and may result in the inability of our customers to pay the amounts owed to us. In addition, if our retail customers are unable to sell our products or are unable to access credit, they may experience financial difficulties leading to bankruptcies, liquidations, and other unfavorable events. If any of these events occur, or if unfavorable economic conditions continue to challenge the consumer environment, our future sales, results of operations and liquidity would likely be adversely impacted.

Our ability to generate the significant amount of cash needed to service our debt obligations and comply with our other financial obligations, and our ability to refinance all or a portion of our indebtedness or obtain additional financing, depend on multiple factors, many of which may be beyond our control — Our ability to make scheduled payments due on our existing and anticipated debt obligations and on our other financial obligations, and to refinance and to fund planned capital expenditure and development efforts will depend on our ability to generate cash. See “—We have recently returned to profitability but have a history of operating losses and cannot assure you that we will continue to be profitable in the future; our future profitability, financial condition and ability to maintain adequate levels of liquidity depend, to a large extent, on our ability to overcome operational challenges.” Our ability to obtain cash to service our existing and projected debts is subject to a range of economic, financial, competitive, legislative, regulatory, business and other factors, many of which are beyond our control. We may not be able to generate sufficient cash flow from our operations to satisfy our existing and projected debt and other financial obligations, in which case, we may have to undertake alternative financing plans, sell assets, reduce or delay capital investments, or seek to raise additional capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the financial markets and our financial condition at such time. To the extent we have borrowings under bank overdrafts and short-term borrowings that are payable upon demand or which have short maturities, we may be required to repay or refinance such amounts on short notice, which may be difficult to do on acceptable financial terms or at all.

Given the persisting nature of the COVID-19 health crisis, the geopolitical tensions caused by the Russian invasion of Ukraine and the resulting impacts on financial markets and the economy as a whole, there is an enhanced degree of uncertainty regarding our capital position and availability of capital to fund our liquidity requirements. Recognizing the significant threat to the liquidity of financial markets posed by COVID-19, most of the central banks and governments all over the world have taken dramatic actions to provide liquidity to the relevant banking systems and businesses. There can be no assurance that these interventions will be successful and that the financial markets will not experience significant contractions in available liquidity. While we have received financial, tax or other relief and other benefits under and as a result of laws passed by the Italian and other countries’ governments, it is not possible to estimate at this time the future availability, extent or impact of any such relief. See “—The COVID-19 pandemic has had, and may continue to have, an adverse impact on our business, results of operations and financial condition.” Additionally, the instability due to the geopolitical tensions caused by the Russian invasion of Ukraine and the imposition of sanctions, taxes and/or tariffs against Russia and Russia’s response to such sanctions has resulted, and may result in the future, in diminished liquidity and credit availability in the market, which could impair our ability to access capital if needed.

At December 31, 2021, we had €36.1 million of bank overdrafts and short-term borrowings outstanding and €53.5 million of cash and cash equivalents. We cannot assure you that any refinancing or restructuring would be possible, that any assets could be sold, or, if sold, of the timing of the sales or the amount of proceeds that would be realized from those sales. We cannot assure you that additional financing could be obtained on acceptable terms, if at all, or would be permitted under the terms of our various debt instruments then in effect. Our failure to generate sufficient cash flow to satisfy our existing and projected debt obligations, or to refinance our obligations on commercially reasonable terms, would have an adverse effect on our business, results of operations and financial condition.

The Company uses a securitization program to manage liquidity risk; should such program be terminated, the Company’s ability to manage such risk will be impaired — As a means to manage liquidity risk, in July 2020, the Company renewed its accounts receivables securitization facility (the “Securitization Facility”) with an affiliate of Intesa Sanpaolo S.p.A. (the “Assignee”) for an additional 5-year period. Originally entered into in July 2015, the Securitization Facility allows the Company to assign trade receivables to the Assignee for a maximum amount of €40.0 million, on a revolving basis, retaining substantially all of the risks and rewards (“pro-solvendo”) in the assigned trade receivables, in exchange for short-term credit. Therefore, the Securitization Facility continues to provide the Company with an important and stable source of liquidity. Notably, under the Securitization Facility, as renewed, the Company is entitled to assign a wider range of trade receivables, thus adding flexibility to the Company’s funding capacity. The Company’s ability to continue using this tool to mitigate liquidity risk depends on the assigned receivables meeting certain credit criteria, one such criterion being the continued solvency of the customers owing such receivables. If these criteria are not met, including, for example, because the credit quality of the Company’s customers deteriorates, the Securitization Facility may be terminated, thereby depriving the Company of an important tool for managing liquidity risk.

Our operations may be adversely impacted by strikes, slowdowns and other labor relations matters — Many of our employees, including many of the workers at our Italian plants, are unionized and covered by collective bargaining agreements. As a result, we are subject to the risk of strikes, work stoppages or slowdowns and other labor relations matters, particularly in our Italian plants. Any strikes, threats of strikes, slowdowns or other resistance in connection with our reorganization plan, the negotiation of new labor agreements or otherwise could adversely affect our business and impair our ability to implement further measures to reduce structural costs and improve production efficiencies. A lengthy strike that involves a significant portion of our manufacturing facilities could have an adverse effect on our cash flows, results of operations and financial condition.

Additionally, we renegotiate these collective bargaining agreements at routine intervals and may be unable to renew these collective bargaining agreements on the same or similar terms, or at all.

We may not execute our business plan, successfully or in a timely manner, which could have a material adverse effect on our results of operations or on our ability to achieve the objectives set forth in our plans — In March 2022, the Board of Directors updated the business plan for the 2022-2026 period (the “Plan”), which considers among other factors, the potential effects of the ongoing supply-chain disruptions and the current geopolitical uncertainty on our business. The Plan focuses on several cornerstones including, among the others,: a) increased focus on controlled distribution through mono-brand stores, both owned and franchises, in priority markets; b) a rationalization of the business model for the wholesale channel; c) revision of our production structure, including the implementation of the new “Factory 4.0” program as well as any potential collaboration with external industrial partners; d) sale of assets that are no longer in line with our strategy; and e) streamlining our processes and overhead cost reduction.

More generally, the Plan provides for management, administrative and financial measures designed to enable the Company to maintain the profitability within the period covered by the Plan. Following the COVID-19 outbreak, the Plan takes into consideration, at least in the short-term, the disruptive effects of COVID-19 pandemic on both consumer demand and our supply chain, and, more generally, the high degree of uncertainty of the current business and geopolitical scenario.

The profitability of our operations depends on the successful and timely execution of the Plan. Failure to successfully and timely achieve the objectives included in the Plan could result in a failure to reduce costs and improve sales and, hence, generate losses for the Group.

A failure to offer a wide range of products that appeal to consumers in the markets we target and at different price-points could result in a decrease in our future profitability — Our sales depend on our ability to anticipate and reflect consumer tastes and trends in the products we sell in various markets around the world, as well as our ability to offer our products at various price points that reflect the spending levels of our target consumers. While we have broadened the offering of our products in terms of styles and price points over the past several years in order to attract a wider base of consumers, our results of operations are highly dependent on our continued ability to properly anticipate and predict these trends. Our potential inability to anticipate consumer tastes and preferences in the various markets in which we operate, and to offer these products at prices that are competitive to consumers, may negatively affect our ability to generate future earnings.

In addition, with a significant portion of our revenue deriving from the sale of leather-upholstered furniture, consumers have the choice of purchasing upholstered furniture in a wide variety of styles and materials, and consumer preferences may change. There can be no assurance that the current market for leather-upholstered furniture will grow consistently with our internal projections or that it will not decline.

Demand for furniture is cyclical and may fall in the future — Historically, the furniture industry has been cyclical, fluctuating with economic cycles, and sensitive to general economic conditions, housing starts, interest rate levels, credit availability and other factors that affect consumer spending habits. Due to the discretionary nature of most furniture purchases and the fact that they often represent a significant expenditure to the average consumer, such purchases may be deferred during times of economic uncertainty. Should current economic conditions worsen (including as a result of current geopolitical tensions), the current rate of housing starts decline, or rising inflation persist, consumer confidence and demand for home furnishings could deteriorate, which may have an adverse effect on our business, results of operations and financial condition. Additionally, as restrictions relating to the COVID-19 pandemic start or continue to get lifted around the world, the return of consumer spending patterns in place prior to the pandemic may result in a shift in consumer spending away from home furnishings toward the consumption of services, such as entertainment and travel. See “—The COVID-19 pandemic has had, and may continue to have, an adverse impact on our business, results of operations and financial condition.”

The furniture market is highly competitive — We operate in a highly competitive industry that includes a large number of manufacturers. No single company has a dominant position in the industry. Competition is generally based on product quality, brand name recognition, price and service. We mainly compete in the upholstered furniture sub-segment of the furniture market. In Europe, the upholstered furniture market is highly fragmented. In the U.S., the upholstered furniture market includes a number of relatively large companies, some of which are larger and have greater financial resources than us. Some of our competitors offer extensively advertised, well-recognized branded products. Competition has increased significantly in recent years as foreign producers from countries with lower manufacturing costs have begun to play an important role in the upholstered furniture market. Such manufacturers are often able to offer their products at lower prices, which increases price competition in the industry. In particular, manufacturers in Asia and Eastern Europe have increased competition in the lower-priced segment of the market. We also compete with retailers that market products through store catalogs and the internet. In November 2021, we launched our e-commerce service for online sales which is currently active in the U.S. Therefore, we compete with other retailers offering consumers the ability to purchase home furnishings via the internet for home delivery and expect such competition to increase in the future. As a result of the actions and strength of our competitors and the inherent fragmentation in some markets in which we compete, we are continually subject to the risk of losing market share, which may lower our sales and profits. Market competition may also force us to reduce prices and margins, thereby negatively affecting our cash flows, or prevent us from raising the prices of our products in response to inflationary pressures or increasing costs, which could result in a decrease in our profit margins.

Fluctuations in currency exchange rates and interest rates may adversely affect our results of operations — We conduct a substantial part of our business outside of the Euro-zone and are exposed to market risks stemming from fluctuations in currency and interest rates. In particular, an increase in the value of the Euro relative to other currencies used in the countries in which we operate has in the past, and may in the future, reduce the relative value of the revenues from our operations in those countries, and therefore may adversely affect our operating results or financial position, which are reported in Euro. Additionally, we are subject to currency exchange rate risk to the extent that our costs are denominated in currencies other than those in which we earn revenues. In 2021, about 68% of the payments we received and about 51% of the payments we made were denominated in currencies other than the Euro. We also hold a substantial portion of our cash and cash equivalents in currencies other than the Euro. Therefore, we are exposed to the risk that fluctuations in currency exchange rates may adversely affect our results, as has been the case in recent years.

In addition, foreign exchange movements might also negatively affect the relative purchasing power of our clients, which could also have an adverse effect on our results of operations. Although we seek to manage our foreign currency risk in order to minimize negative effects from rate fluctuations, including through hedging activities, there can be no assurance that we will be able to do so successfully. Therefore, our business, results of operations and financial condition could be adversely affected by fluctuations in market rates, particularly during times of high volatility, such as those currently experienced due to the adverse effects of the ongoing COVID-19 pandemic and of the conflict between Russia and Ukraine on financial markets.

In the normal course of business, we also face risks that are either non-financial or non-quantifiable. Such risks principally include country risk, credit risk and legal risk. For more information about currency and interest rates risks, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

We face risks associated with our international operations — We are exposed to risks arising from our international operations, including changes in governmental regulations, tariffs or taxes and other trade barriers (as has been the case for import duties imposed by the U.S. and Canadian administrations for home furnishings imported from some Asian countries), price, wage and currency exchange controls, political, social, and economic instability in the countries where we operate (including as a result of the Russian invasion of Ukraine), inflation, exchange rate and interest rate fluctuations, extended lead time in ordering and, more recently, disruptions in supply due to plant shut-downs and shipping delays resulting from surges in COVID-19 cases in other parts of the world. Any of these factors could have a material adverse effect on our results of operations.

Compliance with laws may be costly, and changes in laws could make conducting our business more expensive or otherwise change the way we do business — We are subject to numerous regulations, including labor and employment, customs, truth-in advertising, consumer protection, e-commerce, privacy, health and safety, real estate, environmental and zoning and occupancy laws, and other laws and regulations that regulate the operations in our stores, plants and suppliers or otherwise govern our business. In addition, to the extent we expand our operations as a result of engaging in new business initiatives or product lines or expanding into new international markets, we become subject to further regulations and regulatory regimes. We may need to continually reassess our compliance procedures, personnel levels and regulatory framework in order to keep pace with the numerous business initiatives that we are pursuing, and there can be no assurance that we will be successful in doing so. If the regulations applicable to our business operations were to change or were violated by us or our vendors or buying agents, the costs of certain goods could increase, or we could experience delays in shipments of our goods, be subject to fines or penalties, or suffer reputational harm, which could reduce demand for our products and harm our business and results of operations.

In addition to increased regulatory compliance requirements, changes in laws could make ordinary conduct of our business more expensive or require us to change the way we do business. For example, as a result of the COVID-19 pandemic, central and local authorities around the world, and in some instances mall and shopping center owners, have implemented several different directives that encourage or require changes in our business practices including requirements to close our points of sale and to curtail various aspects of our business operations. The scope and duration of these directives is evolving as the COVID-19 pandemic develops in the different countries in which we operate. See “—The COVID-19 pandemic has had, and may continue to have, an adverse impact on our business, results of operations and financial condition.” In addition, changes in laws related to treatment of employees, including laws related to limitations on employee hours, supervisory status, leaves of absence, mandated health benefits or overtime pay, could negatively impact us by increasing compensation and benefits costs for overtime and medical expenses.

Our past results and operations have significantly benefited from government incentive programs, which may not be available in the future — In the past, we used to benefit from Italian Government’s investment incentive programs for under-industrialized regions in Southern Italy, including tax benefits, subsidized loans and capital grants. See “Item 4. Information on the Company—Incentive Programs and Tax Benefits.” In recent years, the Italian Parliament has replaced these incentive programs with an investment incentive program for all under-industrialized regions in Italy, which we are currently benefitting from, that includes grants, research and development benefits. There can be no assurance that we will continue to be eligible for such grants, benefits or tax credits for our current or future investments in Italy. In addition, there can be no assurance that we will benefit from the Next Generation EU package that the European Council approved on July 21, 2020 to mitigate the economic and social impact of the COVID-19 pandemic and make European economies and societies more sustainable.

We have started manufacturing operations in China, Brazil and Romania and in some cases we were granted tax benefits and export incentives by the relevant governmental authorities in those countries. There can be no assurance that we will benefit from such tax benefits or export incentives in connection with future investments.

Increased expectations relating to environmental, social and governance factors may expose us to new risks — The focus from certain investors, customers and other key stakeholders relating to environmental, social and governance (“ESG”) matters, including environmental stewardship, social responsibility, diversity and inclusion, racial justice and workplace conduct, has increased in recent years. As a result, our brand and reputation may be damaged in the event that our corporate responsibility procedures or standards do not meet such increased expectations and/or we do not adapt to and comply with new laws and regulations or changes to legal or regulatory requirements concerning ESG matters. Additionally, in the event that we communicate certain initiatives and goals regarding ESG matters, we could fail, or be perceived to fail, in our achievement of such initiatives or goals, or we could be criticized for the scope of such initiatives or goals. Any failure to meet the expectations of our investors and other key stakeholders or our initiatives are not executed as planned could materially and adversely affect our reputation and financial results.

Climate change, or legal, regulatory or market measures to address climate change, may materially adversely affect our financial condition and business operations — Our manufacturing facilities are located in Italy, Romania, China, and Brazil and are engaged in manufacturing processes that, by using energy, produce greenhouse gas emissions (“GHGs”), including carbon dioxide. Some of such jurisdictions are considering implementing, or have already implemented, legislation on climate change and schemes addressing the regulation of carbon emissions. Such regulations on climate change may not be consistent across these countries. As a result, adaptation to such provisions may cause compliance burdens and costs to meet the regulatory obligations and economic and regulatory uncertainty. Any laws or regulations that are adopted to reduce emissions of GHGs could (i) increase our costs for raw materials, (ii) increase our costs to operate and maintain our facilities, (iii) increase costs to administer and manage emissions programs, and (iv) have an adverse effect on demand for our products.

Climate change resulting from increased concentrations of GHGs and carbon dioxide could present risks to our future operations from natural disasters and extreme weather conditions, such as hurricanes, tornadoes, wildfires or flooding. Such extreme weather conditions could pose physical risks to our facilities and disrupt operation of our supply chain and may increase operational costs. In particular, our timber inventory could be affected by such weather conditions with the risk of changes in timber growth cycles, fire damage, insect infestation, disease, prolonged drought and natural disasters, causing a reduction in our timber inventory and adversely affecting our raw material sourcing. Climate change may also subject our business to significant increases or volatility in the prices of certain commodities, including but not limited to electronic componentry, fuel, oil, natural gas, rubber, cotton, plastic resin, steel and chemical ingredients used to produce foam.

Furthermore, any adverse contractual disputes arising from climate change-related disruptions, could result in increased litigation, costs and could also have a negative impact on our business and reputation.

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

We rely on information technology to operate our business, and any disruption to our technology infrastructure could harm our operations — We operate many aspects of our business including financial reporting and customer relationship management through server and web-based technologies. We store various types of data on such servers or with third parties who in turn store it on servers and in the “cloud.” Any disruption to the internet or to our global technology infrastructure or to that of our service providers, including malware, insecure coding, “acts of God,” attempts to penetrate networks, data theft or loss and human error, could have adverse effects on our operations. A cyber-attack to our systems or networks that impairs our information technology systems could disrupt our business operations and result in loss of service to customers. Our ability to keep our business operating effectively depends on the functional and efficient operation of our information, data processing and telecommunications systems, including our design, procurement, manufacturing, inventory, sales and payment process. Due to the political uncertainty following the Russian invasion of Ukraine, there is a possibility that the escalation of tensions could result in cyberattacks that could either directly or indirectly affect our operations. While we have invested and continue to invest in information technology risk management, cybersecurity and disaster recovery plans, these measures cannot fully insulate us from technology disruptions or data theft or loss and the resulting adverse effect on our operations and financial results.

The measures we adopted in response to the COVID-19 pandemic and that may be adopted in the future in response to resurgences of the COVID-19 pandemic, including working-from-home arrangements, have resulted and may result in increased vulnerability to cybersecurity incidents, including breaches of information systems security, which could damage our reputation and commercial relationships, disrupt operations, increase costs and/or decrease net revenues, and expose us to claims from customers, suppliers, financial institutions, regulators, payment card associations, employees and others, any of which could have a material adverse effect on our results of operations and financial conditions.

In addition, we are subject to data privacy and other similar laws in various jurisdictions, which require, among other things, that we undertake costly notification procedures in the event we are the target of a cybersecurity attack resulting in unauthorized disclosure of our customer data. If we fail to implement appropriate safeguards or to detect and provide prompt notice of unauthorized access as required by some of these laws, we could be subject to potential claims for damages and other remedies, which could have a material adverse effect on our results of operations.

We are dependent on qualified personnel — Our ability to maintain our competitive position will depend to some considerable degree upon the personal commitment of our founder and Executive Chairman of the Board of Directors, Mr. Pasquale Natuzzi, as well as on our ability to continue to attract and maintain highly qualified managerial, manufacturing and sales and marketing personnel. There can be no assurance that the loss of key personnel would not have a material adverse effect on our results of operations.

Changes in tax laws may affect our results — We are subject to income taxes in Italy and other jurisdictions. Changes in tax laws, regulations, or administrative practices in those jurisdictions could affect our financial position and results of operations.

Recently, certain jurisdictions in which we are subject to income taxes, including Italy and the U.S., have enacted changes in tax laws and procedures in response to the outbreak of COVID-19 and its consequences. For example, in the U.S., the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), enacted on March 27, 2020, introduced substantial changes to the U.S. tax code, including a temporary increase to the limitations on deductibility of business interest expense and temporary waiver of certain limitations on the use of net operating losses, in addition to making other changes. Further changes could be made under the new Presidential administration in the United States. We continue to evaluate the impact of such changes on our U.S. operations and no material impact has arisen for the 2020 and 2021 financial statements.

Investors may face difficulties in protecting their rights as shareholders or holders of ADSs — The Company is incorporated under the laws of the Republic of Italy. As a result, the rights and obligations of its shareholders and certain rights and obligations of holders of its ADSs are governed by Italian law and the Company’s statuto (or the By-laws). These rights and obligations are different from those that apply to U.S. corporations. Furthermore, under Italian law, holders of ADSs have no right to vote the shares underlying their ADSs. However, pursuant to the Deposit Agreement (as defined below), ADS holders do have the right to give instructions to BNY Mellon, National Association (“BNY” or the “Depositary”), the ADS depositary, as to how they wish such shares to be voted. For these reasons, the Company’s ADS holders may find it more difficult to protect their interests against actions of the Company’s management, board of directors or shareholders than they would if they were shareholders of a company incorporated in the United States.

One shareholder has a controlling stake in the Company — Mr. Pasquale Natuzzi, founder of the Company and Executive Chairman of the Board of Directors, beneficially owns, as of the date of this Annual Report, an aggregate amount of 30,967,521 ordinary shares of the Company (the “Ordinary Shares”), representing 56.5% of the Ordinary Shares outstanding (61.6% of the Ordinary Shares outstanding if the Ordinary Shares owned by members of Mr. Natuzzi’s immediate family (the “Natuzzi Family”) are aggregated). As a result, Mr. Natuzzi has the ability to exert significant influence over our corporate affairs and to control the Company, including its management and the selection of its board of directors. Since December 16, 2003, Mr. Natuzzi has held his entire beneficial ownership of Natuzzi S.p.A. shares through INVEST 2003 S.r.l., an Italian holding company wholly-owned by Mr. Natuzzi with its registered office located at Via Gobetti 8, Taranto, Italy.

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

The Italian financial transaction tax (the “IFTT”) applies with respect to trades entailing the transfer of (i) shares or equity-like financial instruments issued by companies resident in Italy, such as the Ordinary Shares; and (ii) securities representing the shares and financial instruments mentioned under (i) above (including depositary receipts such as the ADSs), regardless of the residence of the issuer. The IFTT may also apply to the transfer of Ordinary Shares and ADSs by a U.S. resident. The IFTT does not apply to companies having an average market capitalization lower than €500 million in the month of November of the year preceding the year in which the trade takes place. In order to benefit from this exemption, companies whose securities are listed on a foreign regulated market, such as the Company, need to be included on a list published annually by the Italian Ministry of Economy and Finance. The Company has started the relevant procedures to be included in such list by the end of 2022. For so long as the Company is not included in such list, investors in the Ordinary Shares and ADSs may be exposed to increased transaction costs. See “Item 10. Additional Information—Taxation—Other Italian Taxes—Italian Financial Transaction Tax.”

ITEM 4. INFORMATION ON THE COMPANY

Business Overview

History and development of the Company — Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is one of the most renowned brands in the production and distribution of design and luxury furniture. With a global retail network of 651 mono-brand stores and 563 galleries as of December 31, 2021, and with manufacturing plants in Italy, China, Romania and Brazil to efficiently serve different markets, Natuzzi distributes its collections worldwide. Natuzzi products embody the finest spirit of Italian design and the unique craftmanship details of the “Made in Italy”, as a predominant part of its production takes place in Italy. Natuzzi has been listed on the New York Stock Exchange since May 13, 1993. For additional information on the Company’s listing on the New York Stock Exchange, see “Item 9. The Offer and Listing—Trading Markets.”

Continuous stylistic research, creativity, innovation, solid craftsmanship, industrial know-how and integrated management throughout the entire value chain are the mainstays that have made Natuzzi one of the few players with global reach in the furniture market. Always committed to social responsibility and environmental sustainability, Natuzzi S.p.A. is ISO 9001 and 14001 certified (Quality and Environment), ISO 45001 certified (Safety on the Workplace) and FSC certified (Forest Stewardship Council). The Company first targeted the U.S. market in 1983 and subsequently began entering other markets. As of December 31, 2021, the Company distributed its products in 110 countries on five continents.

The brand portfolio of the Group includes two main brands: Natuzzi Italia and Natuzzi Editions. For a detailed description of each brand and its target markets, see “Strategy—The Brand Portfolio Strategy” and “Products” below.

As of December 31, 2021, the Group distributed its branded products as follows:

—
Natuzzi Italia branded products are distributed through 253 Natuzzi Italia stores (of which 37 mono-brand stores directly operated by the Group and) and 136 Natuzzi Italia galleries (store-in-store points of sales managed by independent partners, including three Natuzzi Italia concessions, i.e., galleries directly managed by the Mexican subsidiary of the Group). The Natuzzi Re-vive recliner is included in the Natuzzi Italia offering.
—
Natuzzi Editions branded products are distributed through 326 Natuzzi Editions stores, of which five directly operated by the Group, and 427 galleries (including 11 Natuzzi Editions concessions managed by the Mexican subsidiary of the Group). Natuzzi Editions products are distributed in Italy under the brand Divani&Divani by Natuzzi, through additional 72 mono-brand stores, of which 12 directly operated by the Group. Natuzzi Editions and Divani&Divani by Natuzzi are two brands with different banners and store concepts, but with the same merchandising offer (i.e., same positioning and consumers target).

The Group also offers unbranded products (also referred to as “private label” products in this Annual Report) within a dedicated business unit to meet the specific needs of key accounts globally. The Group intends to focus on fewer selected large accounts selling unbranded products and serve them with a more efficient go-to-market model.

Every year, the Group usually presents its products at the world’s leading furniture fairs, such as Il Salone del Mobile in Milan, Italy, IMM in Cologne, Germany, Furniture Market in High Point, North Carolina, U.S..

In 2021, due to the COVID-19 pandemic restrictions, several furniture fairs were canceled or postponed. Accordingly, our marketing team developed an in-house digital platform to run virtual shows to provide an immersive experience to business partners and introduce new collections. To tell the story of its two brands' evolution, Natuzzi has created a virtual show for Natuzzi Editions and a new virtual experience called “Natuzzi Italia Immersive World”, using innovative digital techniques with the presence of real people in completely virtual worlds. In September 2021, Natuzzi Italia took part in Supersalone, the special event of the Salone del Mobile, in Milan, and in London Design Week to preview the new collection.

The statuto (or By-laws) of the Company provides that the duration of the Company is until December 31, 2050. The Company, which operates under the trademark “Natuzzi,” is a società per azioni (joint stock company) organized under the laws of the Republic of Italy and was incorporated in 1959 by Mr. Pasquale Natuzzi, who is currently Executive Chairman of the Board of Directors and controlling shareholder of the Company. Most of the Company’s operations are carried out through various subsidiaries that individually conduct a specialized activity, such as leather processing or furniture manufacturing.

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

Organizational Structure

Natuzzi S.p.A. is the parent company (the “Parent Company” or the “Parent”) of the Natuzzi Group. As of December 31, 2021, the Company’s principal operating subsidiaries were:

Name	Percentage of 31/12/2021	Percentage of 31/12/2020	Share/ quota capital	Ownership registered office	Activity
Italsofa Romania S.r.l.	100.00	100.00	RON 109,271,750	Baia Mare, Romania	(1)
Natuzzi (China) Ltd	100.00	100.00	CNY 106,414,300	Shanghai, China	(1)
Italsofa Nordeste S/A	100.00	100.00	BRL 159,300,558	Salvador de Bahia, Brazil	(1)
Natco S.p.A.	99.99	99.99	EUR 4,420,000	Santeramo in Colle, Italy	(2)
IMPE S.p.A.	—	100.00	EUR 1,000,000	Bari, Italy	(3)
Nacon S.p.A.	100.00	100.00	EUR 2,800,000	Santeramo in Colle, Italy	(4)
Lagene S.r.l.	100.00	100.00	EUR 10,000	Santeramo in Colle, Italy	(4)
Natuzzi Americas Inc.	100.00	100.00	USD 89	High Point, N. Carolina, USA	(4)
Natuzzi Florida LLC	51.00	51.00	USD 4,955,186	High Point, N. Carolina, USA	(4)
Natuzzi Iberica S.A.	100.00	100.00	EUR 386,255	Madrid, Spain	(4)
Natuzzi Switzerland AG	100.00	100.00	CHF 2,000,000	Dietikon, Switzerland	(4)
Natuzzi Services Limited	100.00	100.00	GBP 25,349,353	London, UK	(4)
Natuzzi UK Retail Limited	70.00	70.00	GBP 100	Cardiff, UK	(4)
Natuzzi Germany Gmbh	100.00	100.00	EUR 25,000	Köln, Germany	(4)
Natuzzi Japan KK	93.00	100.00	JPY 28,000,000	Tokyo, Japan	(4)
Natuzzi Russia OOO	100.00	100.00	RUB 8,700,000	Moscow, Russia	(4)
Natmx S.DE.R.L.DE.C.V	100.00	99.00	MXN 68,504,040	Mexico City, Mexico	(4)
Natuzzi France S.a.s.	100.00	100.00	EUR 200,100	Paris, France	(4)
Natuzzi Oceania PTI Ltd	93.00	100.00	AUD 320,002	Sydney, Australia	(4)
Natuzzi Singapore PTE. LTD.	93.00	100.00	USD 2,297,207	Singapore, Republic of Singapore	(4)
Natuzzi Netherlands Holding	100.00	100.00	EUR 34,605,000	Amsterdam, Holland	(5)
Natuzzi Trade Service S.r.l.	100.00	100.00	EUR 14,000,000	Santeramo in Colle, Italy	(6)
Softaly (Furniture) Shanghai Co. Ltd	—	96.50	CNY 100,000	Shanghai, China	(6)
Natuzzi India Furniture PVT Ltd	—	100.00	INR 16,200,000	New Delhi, India	(6)
Italsofa Shanghai Ltd	—	96.50	USD 5,000,000	Shanghai, China	(6)

(1)
Manufacture and distribution
(2)
Intragroup leather dyeing and finishing
(3)
Production and distribution of polyurethane foam
(4)
Services and distribution
(5)
Investment holding
(6)
Dormant

See “Item 18. Financial Statements” of this Annual Report for further information on the Company’s subsidiaries.

Strategy

Over the last several years, the Group has focused on strengthening its brands, expanding its product offering and retail network, and improving its efficiency in both procurement and operations. At the same time, the Group has implemented cost control measures to streamline in particular its headquarters-related costs.

With the aim of positioning its offering toward the medium and high end of the market and at the same time differentiating its brand and product proposition from the low end of the market, where price is the main driver, in 2016 the Group started reorganizing its commercial operations on the basis of two divisions (the Natuzzi branded division and the unbranded division) and two business models (retail and wholesale). In 2019, the Group further developed its sales organization by focusing on the distribution channel, in addition to its two divisions: the retail channel, represented by mono-brand stores operated directly by the Group and by third-parties, and the wholesale channel, consisting primarily of Natuzzi-branded galleries in multi-brand stores as well as mass distributors selling unbranded products.

During 2021, the Group continued the transformation of its business to pursue a positioning of the Natuzzi brand as a life-style brand by further focusing principally on the branded part of its business, which is mainly distributed through the retail channel: in 2021, 87.2% of the Group’s furnishings revenue came from the sale of its branded products (compared to 85.4% in 2020 and 80.2% in 2019). In addition, the Group intends to continue to expand its presence in key strategic markets where the Natuzzi brand’s awareness is well established, such as the U.S., Greater China and the Rest of APAC, the UK and Italy, in particular.

As a result of such effort, in November 2021, the Group defined a new organizational model, pivoting in particular on the Group’s two main brands, Natuzzi Italia and Natuzzi Editions, rather than on distribution channels. Indeed, the Natuzzi Italia and Natuzzi Editions brands are increasingly pursuing a distinct but complementary development path both in terms of customer segmentation and distribution strategy and, therefore, require a dedicated organization. (see below “The Brand Portfolio and Merchandising Strategy”). This new organization envisages, in particular, the introduction of two leading roles: a Chief Brand Officer (“CBO”) for each of the Natuzzi Italia and Natuzzi Editions brands. Each CBO is responsible for the performance of the respective brand in terms of both top line and profitability, thus having the overall responsibility for the profit and loss of such brand. Accordingly, the CBOs define the main choices in terms of product merchandising, visual merchandising and marketing, as they have a direct impact on brand positioning and customer experience. In addition, each of the two CBOs interacts cross-functionally with other Group functions, such as R&D, Manufacturing and the Creative Department, as well as with each of the Group’s Regional Managers (for the North America; Central and South America; West & South Europe; Emerging Markets; Greater China and the Rest of APAC) with the aim of identifying business trends and opportunities in the different markets.

We are also moving towards the Group’s digital transformation with the launch, among other things, of the new Natuzzi global website in November 2021. The release of the new web-based platform is part of a broader omnichannel strategy to fully integrate the digital and physical sides of the business. This first release, launched simultaneously in more than 100 countries, showcases both Natuzzi Italia and Natuzzi Editions collections through dedicated sections of the website. The new global website has replaced the previous 46 different domains that existed in the different geographies of our business. At its launch, the new platform offers a fully operational e-commerce platform for U.S. consumers focusing initially on the Natuzzi Italia collection. We are prioritizing the U.S. market, as we believe that it offers the best potential in the e-business segment, with the goal of gradually extending it to other key markets.

As of the date of this Annual report, the Group’s strategy is mainly based on the following drivers:

•
Brand strengthening: for our Natuzzi Italia and Natuzzi Editions brands we aspire to the «State of Excellence» which requires to focus on five specific pillars: design, merchandising, marketing, retail and service.
•
Continued development of our core upholstered business by i) launching a selected number of collections, but meticulously developed following a merchandising approach; ii) exploiting best sellers/iconic products to reinforce the Natuzzi brand uniqueness; iii) focusing on our distinctive characteristics: heritage, comfort, versatility and sustainability.
•
Development of the business outside our historical upholstered segment by offering new furnishings and accessories collections that will follow the life-style concept, thus further enhancing a full retail experience. We intend to expand our product offering in high potential furnishings categories, such as beds and dining room accessories. For selected accessories and furnishings categories, we will adopt an “asset light model”, as suppliers will be directly involved in both production and inventory management.
•
Retail excellence, by implementing the following levers: focus on best-sellers; “quick program”, based on stocked products to expedite the lead time to the final consumer; sales force training and redefinition of the story-telling to highlight the uniqueness of the Natuzzi brand.
•
Fostering of the digital transformation, by introducing, among others, a new website that has replaced the former existing 46 domains, and offering on-line functionality, at its initial stage, in the U.S. for the Natuzzi Italia collection, with the goal of gradually extending it to other key markets.
•
A more flexible and efficient production: we started the “Factory 4.0” pilot industrial program in one of our plants in Italy. This program, which is inspired by the automotive industry, leverages on innovative technologies and provides for a greater involvement of our vendors in the process, so that everyone in the value chain, including our suppliers, can contribute to identify opportunities to improve and stabilize the overall process flow. Once fine-tuned in our pilot plant, we plan to gradually extend this program to the other Italian plants as well as our plants in China, Romania and Brazil. In addition, we plan to further rely on industrial outsourcing especially for the unbranded production;

•
A new organization to support the brand centricity, through the introduction of two Chief Brand Officers, one for Natuzzi Italia and one for Natuzzi Editions, who will act transversally across the functions (R&D, Manufacturing, Supply Chain, Furnishings & Accessories) and different geographic markets.
•
Increase in capital efficiency, through a rigorous approach to working-capital management, the adoption of an “asset light model”, the disposal of non-strategic assets and an increased focus on cash generation and margins metrics.

More generally, the Company intends to implement actions aimed at developing its business and improving efficiency on the basis of the following three main levers:

1) Focus on business development by leveraging on its main brands, Natuzzi Italia and Natuzzi Editions, through:

•
expanding the Group’s presence in key geographies, such as the U.S., China and the Rest of APAC, the UK and Italy;
•
leveraging on joint ventures to exploit market opportunities in markets we believe have growth potential;
•
extending the Group’s efficient direct-retail model in the U.S. to enhance the productivity of other existing directly operated stores (“DOS”); and
•
expanding the retail network in a manner that fosters the transition to a retail and branded company.

2) Focus on margins through:

•
a progressive shift to higher margin Natuzzi branded sales, as compared to unbranded business, to increase the quality of our sales;
•
the enhancement of production efficiency, through the reduction of the industrial complexity and the implementation of innovative technologies and processes in our plants; and
•
a disciplined rationalization of the Group’s overhead structure.

3) Focus on capital efficiency through:

•
a more rigorous approach to working-capital management;
•
the adoption of an “asset light model”, as suppliers will be directly involved in both production and inventory management for furnishings and accessories;
•
the disposal of non-strategic assets and
•
an increased focus on cash generation and margins metrics.

For further information about the description of the Group and its branded strategy, please refer to the following link: https://www.natuzzigroup.com/en-EN/ir/presentation.html

In addition to the Natuzzi branded business, which has represented over the last few years, and will continue to represent, according to our current plans, the strategic portion of the business, the Group continues to offer unbranded products within a dedicated business unit to meet the specific needs of key accounts globally. This division produces and offers leather upholstery to some of the world’s renowned wholesale distributors in the medium/low end of the market. This market segment is exposed to all competitors offering products at specific low market price ranges, with consequent repercussions on our margins.

The Company intends to focus on fewer selected large accounts selling unbranded products and serve them with a more efficient go-to-market model. During 2021, the Group further refined its approach to managing the unbranded business, as it intends to focus on those customers who meet specific business requirements, along with a continued simplification of its operating model, by further evolving the engineering processes of the relevant product/model platforms, as well as identifying the production allocations to efficiently serve such customers.

In order to enhance efficiency and flexibility in the unbranded production, in 2020, we started an outsourcing program in Vietnam to supply a large portion of Mass Merchants in North America which has had encouraging results so far. This program has represented a great opportunity to the unbranded division, which has been adversely affected, among the others, by the trade dispute between the U.S. and China and, more generally, by increased price competition. At the same time, the Company continues to explore further external production capacity in low-cost countries to increase its production capacity and flexibility, particularly with regard to its unbranded production. There is no assurance that such additional outsourced production capacity could be implemented and that the relevant efficiency gains expected could be reached in the future. For information on the Company’s revision of its industrial footprint as a result of these challenges, see “—Manufacturing.”

The Company has taken steps to sell some non-strategic assets and real estate properties in the U.S. and Italy. The sale of these assets should increase the flexibility of our operations and reduce working capital needs. The sale proceeds will be reinvested in the development of our business. Moreover, the Group continued to streamline its overall cost structure, with particular reference to its Italian operations. As part of this strategy, in June 2020, the Company signed a sale agreement with a third party for the disposal of the land located in the “Santeramo in Colle-Iesce” area, just a few miles away from its headquarters. On December 31, 2020, the Company signed a preliminary agreement with a third party for the disposal of the idle industrial real estate complex “Via Dell’Avena” located in the city of Altamura (Bari). The sale contract was finalised in May 2021.

In March 2021, the Company completed the sale of IMPE, a subsidiary dedicated to the production of flexible polyurethane foam. For information on the sale of IMPE, see “— Manufacturing.” Furthermore, in March 2021, following a preliminary agreement entered into in December 2020, the Company signed a sale contract with a third party for the disposal of the idle industrial real estate complex “Fornello” located in the city of Altamura (Bari) (see Notes 7 and 8 to the Consolidated Financial Statements).

The Brand Portfolio and Merchandising Strategy — The Group, through its two brands and its unbranded offering, competes in all price segments of the upholstered furniture market with an increasingly important offer of furnishings and accessories. The Group’s strategy is to focus on the branded part of the business rather than the unbranded business, the latter of which is characterized by lower margins and faces competition almost entirely based on price.

Precise market segmentation, clear brand positioning and clearly defined customer and consumer targets are intended to enhance the Group’s competitive strengths in all market segments to gain market share through its different product lines, as described below.

─ Natuzzi Italia is the Group’s luxury furniture brand, targeting an affluent and more sophisticated global consumer. The Natuzzi Italia collection is sold mainly through the retail channel in mono-brand stores, concessions and galleries in multi-brand specialized stores and high-end department stores. The offer includes sofas designed and manufactured in Italy at the Company’s factories, positioned in the high end of the market, with unique and customized materials, workmanship and finishes thanks to the Natuzzi heritage of fine craftsmanship in the leather sofas segment. The Natuzzi Italia product line, which is largely the same across all of our stores globally to best represent the Natuzzi Italia brand, includes furnishings and accessories for the living room and beds, bed linens and bedroom furnishings to further expand its product offering.

─ Natuzzi Editions is the Group’s contemporary collection, entirely designed in Italy, which was initially designed specifically for the U.S. market. This collection includes a wide range of leather upholstery products, targeting the medium/medium-high segment of the market and leveraging the know-how and high credibility of the Natuzzi brand in the leather upholstery industry. Natuzzi Editions products are strategically almost entirely manufactured at the Group’s overseas plants (Romania, China and Brazil) to efficiently serve different geographies and are sold through mono-brand stores and galleries. The retail and merchandising format of Natuzzi Editions has evolved over time and now includes also a wider offering of furnishings. Natuzzi Editions products are distributed in Italy under the brand Divani&Divani by Natuzzi, through both direct-owned stores and franchise stores. The store merchandising of Natuzzi Editions is based on a common collection but then tailored to best fit the opportunities of each market. Natuzzi Editions and Divani&Divani by Natuzzi are two brands with different banners and store concepts, but with the same merchandising offer (i.e., same positioning and consumers target). Divani&Divani by Natuzzi is mostly focused on the Italian market where it was first launched, whereas Natuzzi Editions is distributed in other countries around the world.

─ In addition, the Group operates a key account program through unbranded products to compete in the entry price segments of the market by conducting business mainly through large distributors. Unbranded products are manufactured in the Group’s plants located in Romania, China and Brazil.

In April 2022, we also introduced a new business unit to capture and further develop our Furnishing & Accessories business as we believe this is a good opportunity for growth. This unit, which will oversee the entire value chain, will adopt an “asset light” business model, as suppliers will be directly involved in both production and inventory management. The head of this new business unit will report to the CEO and will act in close relation with the CBOs of Natuzzi Italia and Natuzzi Editions and with the

Group’s creative director to ensure coherence of the merchandising proposition with the strategy of each brand, in order to further enhance the retail experience.

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

The Group continued to expand its retail distribution network in various countries despite the COVID-19 containment measures adopted globally in 2021.

During 2021, 47 Natuzzi Italia stores were opened, of which 23 in China, five in India, four in Brazil, two in Israel, two in Portugal, two in Russia, two in the U.S. and one in each of Canada, Indonesia, South Korea, Romania, Senegal, Tunisia and Italy.

Natuzzi Editions and the Divani&Divani by Natuzzi retail chains are characterized by a medium positioning in the upholstery business. During 2021, 121 Natuzzi Editions were opened (of which 101 in China, two in Australia, two in Brazil, two in the UK and one in each of Colombia, Egypt, Romania, Slovakia, Spain, Thailand and Ireland) and seven Divani&Divani by Natuzzi stores were opened in Italy.

As national and local governments have restricted travel, conferences, events and gatherings due to the COVID-19 outbreak and due to the need to preserve capital for day-to-day operations, our efforts to expand our business internationally by establishing a new retail presence globally (including, but not limited to, the U.S., China, the UK, Italy and other Western European countries) was negatively impacted during 2021.

Product Diversification and Innovation — The Group has continued to collaborate with the most outstanding international designers to launch the new 2021 Natuzzi Italia collection named “The Circle of Harmony - Live the transition”. This new Natuzzi Italia collection was presented in June 2021 to retail partners in the Chinese market and subsequently during the Milan Design Week in September 2021. This collection was created as a response to a new concept of harmony, intended as balance in living domestic spaces, adapting them to different functions and facilitating the birth of a “new normality” expressed by the motto “Live the Transition”. The international designers involved interpreted the brand’s DNA and its link with the Mediterranean territory, discussing the issues of functionality, sustainability and well-being.

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

Manufacturing

In response to recent challenges arisen in the global markets, and in particular the imposition of tariffs by the U.S. on goods imported from China and in 2021 of customs duties imposed by the Canadian authorities on goods imported from China and Vietnam, the Group has started a thorough revision of its industrial footprint.

The first step of this revision process was represented by the downsizing of our Chinese manufacturing plant, which was finalized in July 2020. Following the downsizing, our Chinese plant serves mainly the Asia-Pacific region with regard to our products branded Natuzzi Editions only, whereas the production for the unbranded products for the North American market is being gradually shifted from China to Vietnam through outsource agreements with, currently, two different suppliers. In the second half of 2021, our manufacturing partner in Vietnam suspended its activities to comply with restrictive measures imposed by local authorities following the increase in COVID-19 cases locally, and resumed its normal production activities only in December 2021. At the same time, the Company continues to explore further external production capacity in low-cost countries to increase its production capacity and flexibility, particularly with regard to its unbranded production. There is no assurance that such additional outsourced production capacity could be implemented and that the relevant efficiency gains expected could be reached in the future.

Currently, our manufacturing facilities are located in Italy, Romania, China, and Brazil.

Our four Italian plants dedicated to the production of upholstered products and our three Italian warehouses are located either at or within 25 kilometers from Santeramo in Colle, where the Group’s headquarters is located. Collectively, these sites extend over almost 130,000 square meters. As of December 31, 2021, these sites employed 1,537 workers, the majority of whom were subject to layoff programs. See “Item 6. Directors, Senior Managers and Employees—Employees.” With the exception of the South American market, the Italian plants are the exclusive producers of Natuzzi Italia products. In 2021, these plants generated about 40% of the Group’s total consolidated upholstery revenue.

Our Romanian plant is located in Baia Mare. Extending over 75,600 covered square meters, it has been in operation since 2003. As of December 31, 2021, it employed 1,022 people, of whom 873 were laborers. It produces Natuzzi Editions and Unbranded products for the EMEAI market. In 2021, the Romanian plant produced about 26% of the Group’s total consolidated upholstery revenue.

Our Chinese plant is located in Shanghai, currently extending over 38,000 square meters following the completion of its downsize from 88,000 square meters occurred in July 2020. The Group has been in operation in China since 2002. As of December 31, 2021, it employed 557 people, of whom 504 were laborers. It manufactures Natuzzi Editions and Unbranded products mainly for the Asia-Pacific market. In 2021, our Chinese plant produced about 30% of the Group’s total consolidated upholstery revenue.

Our Brazilian plant is located in Salvador De Bahia. Extending over 28,700 square meters, it has been in operation since 2000. As of December 31, 2021, our Brazilian plant employed 253 people, of whom 204 were laborers. Since the end of 2016, in addition to Natuzzi Editions and Unbranded products, the Brazilian plant produces Natuzzi Italia branded products for the South America market.

As of December 31, 2021, the Group had one additional plant in Italy, located in Udine (Natco S.p.A. (“Natco”)), and dedicated to the production of leather. This facility employed 141 workers as of December 31, 2021, of whom 124 were laborers.

On January 8, 2021 the Company and Vita Group (“Vita”) entered into an agreement whereby Vita Italy S.r.l., a wholly owned subsidiary of Vita, would acquire IMPE against a payment of €6.1 million, subject to customary purchase price adjustments and warranties (the “IMPE Purchase Agreement”). In March 2021, the Company completed the transaction contemplated by the IMPE Purchase Agreement and Vita Italy S.r.l. acquired the entire share capital of IMPE. Such transaction is part of the Company’s strategy to review its value chain and streamline the Group’s manufacturing processes, focusing on value-added activities within its Italian factories. See Note 7 to the Consolidated Financial Statements.

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

At the end of October 2021, we started the Factory 4.0 pilot industrial program in a new plant located within a 21 kilometer radius of Santeramo in Colle. This program, which is inspired by the automotive industry, leverages on innovative technologies and provides for a greater involvement of our vendors in the process, so that everyone in the value chain, including our suppliers, can contribute to identify opportunities to improve and stabilize the overall process flow. This plant currently manufactures Divani&Divani by Natuzzi products. Once fine-tuned in our pilot plant, we plan to gradually extend this program to the other Italian plants as well as our plants in China, Romania and Brazil. For additional information on the Factory 4.0 program, see “Item 4. Information on the Company—Innovation”.

Raw Materials — The principal raw materials used in the manufacture of the Group’s products are hides (mainly cattle hides), fabrics, polyurethane foam, polyester fiber and wood. In 2021, the overall cost of raw materials used in the manufacture of the Group’s products was slightly lower compared to 2020.

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

The prices for cattle hides increased during 2021. The current situation is quite uncertain, and due to the volatile nature of the hides market, there can be no assurance that current prices will remain stable. To the contrary, given the supply chain disruptions caused by the current COVID-19 situation and conflict in Ukraine (which, among other things, makes it difficult for our facilities in Europe to receive raw materials through the Black Sea trade route) it is likely that such prices will continue to increase and the provisions of raw materials will be difficult. See “Item 3. Key Information—Risk Factors—The COVID-19 pandemic has had, and may continue to have, an adverse impact on our business, results of operations and financial condition”, “Item 3. Key Information—Risk Factors—Disruptions of our supply chain have had, and may continue to have, a material adverse effect on our results of operations” and “Item 3. Key Information—Risk Factors—The price of our main raw materials and energy costs are difficult to predict.”

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

In 2021 the Group purchased the chemicals for the production of polyurethane foam from major chemical companies located in Europe (including Germany, Italy and the UK) and the polyester fiber filling for its cushions from several suppliers located mainly in Indonesia, China, Taiwan and India. The chemical components of polyurethane foam are petroleum-based commodities, and the prices for such components are therefore subject to, among other things, fluctuations in the price of crude oil. See “Item 3. Key Information—Risk Factors—The price of our main raw materials and energy costs are difficult to predict.” The polyurethane foam prices increased significantly in 2021 compared to 2020. This trend has not yet reversed as of the date of this Annual Report.

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

Supply-Chain Management

The Logistics Department is responsible for monitoring logistics solutions to ensure their effectiveness. In addition, in order to improve access to supply chain information across the Group, the Logistics Department uses a portal that allows it and other departments (such as the Customer Service and Sales Department) to monitor the movement of goods through the supply chain.

Production Planning (Order Management, Warehouse Management, Production, Procurement) — The Group’s commitment to reorganizing procurement logistics is aimed to:

—
develop a logistic-production model to customize the level of service to customers; and
—
optimize the level of the size of the Group’s inventory of raw materials and/or components. A procedure is being implemented to continuously monitor global finished products inventories in order to determine which in-stock goods are not being sold as part of our existing collections (as a result of being phased-out) and to enable the different commercial branches to promote specific sales campaigns of these goods.

The Group also plans its procurement of raw materials and components as follows:

(i) “On demand” for those materials and components (which the Group identifies by code numbers) that require a shorter lead time to complete the order than the standard production planning cycle for customers’ orders. This system allows the Group to handle a higher number of product combinations (in terms of models, versions and coverings) for customers around the world, while maintaining a high level of service and minimizing inventory size. “On demand” procurement of raw materials and components eliminates the risk that these materials and components would become obsolete during the production process; and

(ii) “Upon forecast” for those materials and components that require a long lead time to complete the order. The Group uses a forecasting methodology that balances the Group’s desire to maintain low inventory levels with the Sales Department’s need for flexibility in fulfilling orders.

Lead times can be longer than those mentioned above when a large number of unexpected orders are received. Delivery times vary depending on the location of unloading (transportation times vary greatly depending on the distance between the final destination and the production plant).

Load Optimization and Transportation — The Group delivers goods to customers via common carriers. Goods destined for the Americas and other markets outside Europe are transported by sea in 40-foot high cube containers, while those produced for the European market are generally delivered by truck or rail. In 2021, the Group shipped 6,153 containers overseas and approximately 4,636 fully loaded mega-trailers trucks.

With the aim of decreasing costs and safeguarding product quality, the Group uses a software to manage load optimization.

The Group mainly relies on several shipping and trucking companies operating under “time-volume” service contracts to deliver its products to customers and to transport raw materials to the Group’s plants and processed materials from one plant to another. In general, the Group prices its products to cover its door-to-door shipping costs, including all customs duties and insurance premiums.

In addition, in 2021, the COVID-19 outbreak caused supply chain and logistics disruptions. The supply of components, semi-finished goods and raw materials used for our products has been limited and discontinuous and we have faced, and may face in the future, higher shipping costs due to increased prices announced by third party shippers as well as extensions in delivery times. Furthermore, the current conflict in Ukraine is contributing to additional supply chain disruptions. See “Item 3. Key Information—Risk Factors—The COVID-19 pandemic has had, and may continue to have, an adverse impact on our business, results of operations and financial condition”, “Item 3. Key Information—Risk Factors—The price of our main raw materials and energy costs are difficult to predict” and “Item 3. Key Information—Risk Factors—Disruptions of our supply chain have had, and may continue to have, a material adverse effect on our results of operations.”

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

•
The Natuzzi Italia collection stands out for its choice of high-quality materials and finishes, as well as for the creativity and details of its design. As of January 31, 2022, this product line offered 72 models of sofas, armchairs and beds offered in a wide range of covers and colors. This collection also includes a selection of additional furniture pieces (such as wall units, coffee tables, tables, chairs, lamps and carpets) and accessories (including vases, mirrors, magazines racks, trays and decorative objects) to offer a complete suite of furnishings and with the aim of enabling the Group to develop a “lifestyle” brand.
•
The Natuzzi Editions and the Divani&Divani by Natuzzi collection consisted of 144 models overall as of January 31, 2022. This vast range of models covers all styles from casual/contemporary to more traditional, suitable for all markets from Europe to Americas to Asia. This collection focuses on leather and offers 13 leather types available in 107 colors. In addition, a collection of 18 fabric articles available in 127 colors was added to the line.
•
The unbranded collection consisted of 68 models as of January 31, 2022, including exclusive models for key accounts. The products are mainly offered in top grain leather, but are also available in a bonded leather.

The Group operates in accordance with strict quality standards and has earned the ISO 9001 certification for quality and the ISO 14001 certification for its low environmental impact. The ISO 14001 certification also applies to the Company’s tannery subsidiary, Natco. Further, the Group has obtained the ISO 45001 certification for management systems of occupation health and safety.

Innovation

Since the end of 2020, the Group has invested time and capital to design and innovate processes and products in an effort to reach a higher degree of efficiency, quality and service level. Decisions on new products are made through a well-defined phase-gate process with explicit, fact-driven criteria, such as product life cycle, forecast, market segment, reduction in complexity of the existing portfolio. Accurate and granular data are available on product costs and financial sustainability of the business at every stage in the value chain (development through manufacturing, distribution, and support). Standardized development tools (such as product life-cycle management) allow for seamless global collaboration between the R&D department and the Group’s industrial footprint. The Group’s global innovation and product development department, by pooling engineers with a different background into cross-functional product and process teams and interacting with suppliers, aims at integrating processes (“concurrent engineering”) to enable for a quicker product cycle and a more efficient product development. Concurrent engineering (CE) is a work methodology emphasizing the parallelization of tasks within a process (i.e., performing tasks concurrently), which is sometimes called “simultaneous engineering” or “integrated product development” (IPD), as it uses an integrated product team approach. It is an approach used in product development in which different functions of design and manufacturing engineering and other functions in the process are integrated to reduce the time required to bring a new product to market.

An open innovation network across the business allows to work with external entities (e.g., research institutions, universities, innovation hubs) to rapidly source new ideas which can be transferred into practical products. Once a new idea is applied to projects, this is protected by means of a specific patent.

The Company pays particular attention to the comfort of its products and its certification. The evaluation process is based on an ergonomic-principle conformity check (gap analysis), which includes carrying-out several tests selected according to the required evaluation type and performed in the corresponding ergonomic reference areas. The Company carries out several types of ergonomic evaluations, including tests performed or supervised by experts (certified European ergonomists), CAD 3D virtual seating evaluations and simulations, and tests with real users selected to represent the final users’ categories (e.g., through biomechanical analysis, usability/distraction tests, interviews, focus groups). Based on the specific product type and request, users are asked to interact with the tested products by performing representative tasks of a physical (biomechanical interaction) or cognitive nature (cognitive ergonomics). Such evaluations are carried out to determine the compliance of products with ergonomic principles and requirements established by the sector technical standards, and may result in an ergonomic certification. This new evaluation process has allowed to come up with the highest certification as Human Centred Design: Product & Organization according to (ISO 92141-210) and (ISO 9241-220).

The innovation along the R&D processes and products has been deployed and successful integrated with the entire value-added chain, with suppliers, production and customers through the experimentation of an innovative production and process model named “Factory 4.0”. The Factory 4.0 operational model was studied since 2020 as a proprietary production model aimed at reducing production costs and was based on a “bespoke cellular production principle” that evolved the moving line production model. Such Factory 4.0 manufacturing model leverages on a more advanced technological clustering of industrial processes in order to more efficiently manage the complexity arising from the manufacturing of different families of products (also referred to as the “factories in the factory” system).

This new cellular manufacturing system is an evolved form of lean production and utilizes the same basic principles but in a mixed model environment, so as to efficiently manage the make-to-order production complexity. The basic underlying principle is that rather than having workers grouped by single process within the same production line, workers are grouped into separated production value streams for each product family. Cellular manufacturing principles are applicable in a wide range of volume and product mixes, thus resulting in a more flexible production environment. Cellular manufacturing methodologies include the clustering of processes and machines that are needed to completely finish a product family. The goal is, therefore, to improve value stream efficiencies. This new production concept allows to facilitate the production flow, reduce part travel, reduce buffer inventories and waste in general. Cellular manufacturing focuses at first identifying the value-added activities of the process, then mapping the value stream, implementing process flow, creating a pull system, and finally creating quality through continuous improvement.

In parallel, an extraordinary complexity and variety reduction project was launched in order to support this new factory model, that remains flexible and dynamic in order to manage the residual complexity. The new factory model is supported by digital systems according to 4.0 technologies permitting to put together men, machines and systems as a network. All the assembly processes and materials handling technology are real-time ready. The assembly, sewing, packing and cutting department are completely digitalized. Employees work with monitors and personal pad. Workstations and processes were virtually tested and designed ergonomically. All the warehouses and picking zone are equipped with a digitalized logistics and visual management “Andon” systems, the required materials for assembly in a so-called pick zone use (“pick-to-light” systems), advanced transport and handling systems are in use to speed efficiency of internal logistics system. A real-time monitoring approach was designed and implemented into the Factory 4.0 as resulting data now can be collected and evaluated using big data technology at the end of the shift. The findings are utilized to improve existing production processes, thus avoiding loss of efficiency and take action in a predictive manner. This helps to increase business operating times and improve quality.

Networking not only happens inside the Factory 4.0 but also all-round the supply chain from suppliers, production and customers. In coordination with our suppliers, we are going to integrate their systems with the Natuzzi SAP system (“Systems, Applications, Products in Data Processing”) and manufacturing execution system (MES) in order to trace arrivals, avoid shortage and enables early detection of discrepancies in the supply chain and thus a quicker reaction time. This new approach has been paving the way for a co-makership with them.

All this 2020-2021 innovation activities in products, processes and technologies have been enabling the Company to increase business competitiveness, reduce costs, improve quality and increase service level.

R&D expenses, which include labor costs for the R&D department, design and modeling consultancy expenses and other costs related to the R&D department, were €3.3 million in 2021, €3.1 million in 2020 and €3.7 million in 2019.

Advertising

Natuzzi’s marketing mission continues to capitalize on our brand’s core values of harmony, quality and craftsmanship, combining design with innovation, and a commitment to social responsibility. We amplify these values through our brand’s dynamic story. Told through our predominant Mediterranean, Italian, modern lifestyle, this brand story honors our history as a quintessential Italian brand while allowing us to promote a broad yet curated product range that results in a combination of product value and personalized experience.

By adopting a fresh, ever-evolving creative approach that is increasingly driven by digital strategies, we have continually reinvigorated our brand, enhancing its desirability and visibility. Our vertically integrated approach allows us to manufacture most of the products we sell in our own plants, and in this way we believe we have great control over the quality of our products, the service we provide, and flexibility in make-to-order, thus supporting an exceptional breadth of styles and custom options.

Our combination of creative and analytics-driven strategies enables us to drive new and repeat customer traffic, both to our approximately 500 stores worldwide and to our new website, natuzzi.com. Using our fully integrated customer relationship management system, we create personalized customer journeys, targeted communications and retargeting campaigns. We develop persuasive, aspirational and relevant messaging, and we convey it through a variety of media, including direct mail, geo-targeted TV and VOD (video on demand), radio, digital and social channels and email marketing. We also launched an aggressive and targeted digital communications strategy in 2021 that encouragingly increases our prospecting contacts each year. Taken together, these strategies allow us to constantly expand and update our client base while maintaining existing relationships.

We launched a totally new redesigned digital platform that for the first time includes both brand lines to enhance the user experience across the Natuzzi universe. New technologies and effective user experience solutions contribute to the growth of our digital key performance indicators.

Along with the new digital platform, we also launched a new e-commerce channel for Natuzzi Italia products in the U.S. market to amplify the brand’s potential and make it more accessible to customers. Our e-commerce strategy is to generate business by combining technology with excellent personal service. We consider our website an extension of our retail stores and not a separate segment of our business. We expect most of our customers to use the internet for inspiration and as the beginning of their shopping process to view products and their prices. Since most of our products are customizable, we encourage our website customers to get personal help from our interior design professionals, either in person or online. This complimentary direct contact with one of our knowledgeable interior design professionals, whether remotely or in-person, represents an additional service we provide our website customers. This enhances the online experience and leads to internet customers becoming customers of our network of retail stores.

Particularly as a result of the increased focus on online shopping and virtual merchandising platforms during the COVID-19 pandemic, we continue to strategically focus on digital touchpoints through our ongoing implementation of conversion rate optimization updates. We also invest in targeted search engine optimization and paid search marketing for both national and local markets, driving both referral traffic to our website and physical traffic to our stores. In addition, improved on-site search capabilities, expanded online appointment booking capabilities, and product listing and display page enhancements continue to elevate our users’ experience. We continue to promote brand visibility on various social media platforms, placing greater emphasis on visual and video-driven content. Both paid social media campaigns and organic social media presence have helped us grow our social following and take a more prominent place in the cultural conversation.

Our website traffic, as expected, increased dramatically due to the COVID-19 pandemic as people spent more time in their homes. However, as the fiscal year progressed, we saw a shift in traffic from our website to our stores. In this evolving global scenario, we are continuing to invest in our digital platform and trade marketing to meet our business partners through innovative virtual events. This is supporting the launch of new product collections by creating a positive impact on sales performance and partner engagement. There is no certainty that this trend of increased demand for home furnishings due to the COVID-19 pandemic will continue in the future. Instead, a shift in consumer spending away from home furnishings toward the consumption of services, such as entertainment and travel, might occur as restrictions relating to the COVID-19 pandemic continue to be lifted around the world and the vaccination campaign by different countries around the globe becomes effective. See “Item 3. Key Information—Risk Factors—The COVID-19 pandemic has had, and may continue to have, an adverse impact on our business, results of operations and financial condition.”

We plan to further invest in our digital footprint, including our website, in order to enhance our customer experience, expanding a customized and engaging approach to products. We are also continually improving our customers’ journey from the time they visit our website to the delivery of their purchase or their visit to our points of sale by boosting our engagement tools. We view the combination of online and in-store traffic in a holistic fashion whereby our customer generally experiences our brand on our website before visiting a store in person. Our online traffic continues to increase each year and our marketing teams remain focused on enhancing our digital outreach strategies to further drive more traffic and keep our brand relevant in today’s social media-oriented world.

Retail Development

The Group is still focused on expanding its retail distribution network internationally in its most important markets, by opening new stores and closing/relocating those store that have not met the expected revenue goals.

Nevertheless, as national and local governments have restricted travel, conferences, events and gatherings due to the COVID-19 outbreak and due to the need to preserve capital for day-to-day operations, our efforts to expand our business internationally by establishing a new retail presence globally (including, but not limited to, the U.S., China, the UK, Italy and other Western European countries) was negatively impacted during 2021.

During 2021, 47 Natuzzi Italia stores were opened, of which 23 in China, five in India, four in Brazil, two in Israel, two in Portugal, two in Russia, two in the U.S. and one in each of Canada, Indonesia, South Korea, Romania, Senegal, Tunisia and Italy.

During 2021, 121 Natuzzi Editions were opened (of which 101 in China, two in Australia, two in Brazil, two in the UK and one in each of Colombia, Egypt, Romania, Slovakia, Spain, Thailand and Ireland) and 7 Divani&Divani by Natuzzi stores were opened in Italy.

Despite the challenging times, Natuzzi has fully accomplished the Development Plan for 2021. A strong focus in terms of new store openings was given to the Chinese market, mostly with regard to the Natuzzi Editions brand, and in general to the Asian Pacific market. Indeed, in Australia, the Company decided to invest directly by opening two Natuzzi Editions stores and three additional stores are also expected to be opened in 2022, which will consolidate a strong presence of our brands in the Australian retail market.

In Italy, the opening of seven new Divani& Divani by Natuzzi franchised operated stores is evidence of a higher degree of confidence of local investors towards the retail chain, while India, the Middle East as well as North Africa are showing an increasing interest towards the Natuzzi Italia brand.

Markets

The Group markets its products internationally and in Italy. Historically, the distribution of the Group’s product has been through the wholesale channel, which still represents a significant portion of the entire business.

The Group continues in its effort to expand its retail distribution through Natuzzi mono-brand stores, both directly operated and franchises. In 2021, retail sales accounted for 49.2% of our consolidated upholstered and home furnishings revenue, compared to 43.0% in 2019 (pre-pandemic).

The following tables show the number of Group stores (both directly operated and franchises) as of December 31, 2021 according to our principal geographic areas.

STORES		Natuzzi Italia	Natuzzi Editions	Divani&Divani by Natuzzi	TOTAL
Americas(1)	United States and Canada	16	2	—	18
	Other Americas	18	44	—	62
	Total Americas	34	46	—	80
EMEAI	West & South Europe (excluding Italy)	37	20	—	57
	Italy	4	—	73	77
	Middle East, Africa and India	28	4	—	32
	Other EMEAI	31	9	—	40
	Total EMEAI	100	33	73	206
Asia-Pacific	China (2)	98	242	—	340
	Other Asia-Pacific	20	5	—	25
	Total Asia-Pacific	118	247	—	365
TOTAL		252	326	73	651

(1)
Includes the United States, Canada, Central and South America (including Brazil) (collectively, the “Americas”).
(2)
Includes 24 Natuzzi stores directly operated by Natuzzi Trading (Shanghai) Co., Ltd., which is 49% owned by the Company, following the agreement with the Kuka group. See “3. Asia-Pacific Region” below.

In addition, as of December 31, 2021, there were three Natuzzi Italia and eight Natuzzi Editions concessions (galleries or store-in-store points of sale), all directly managed by the Company’s Mexican subsidiary.

The following tables show the Group’s consolidated revenue of upholstery sofas, beds and home furnishings, broken down by geographic market and branded/unbranded business for each of the years indicated therein and in millions of Euro.

	2021		2020		2019
Americas(1)	157.4	38.0%	98.3	31.4%	135.5	36.7%
Natuzzi brand(2)	136.3	32.9%	86.9	27.7%	105.1	28.5%
Unbranded	21.1	5.1%	11.4	3.7%	30.4	8.2%
EMEAI	183.9	44.5%	152.8	48.7%	169.4	46.0%
Natuzzi brand(2)	154.6	37.4%	122.4	39.0%	131.1	35.6%
Unbranded	29.3	7.1%	30.4	9.7%	38.3	10.4%
Asia-Pacific	72.4	17.5%	62.4	19.9%	63.9	17.3%
Natuzzi brand(2)	69.8	16.9%	58.3	18.6%	59.4	16.1%
Unbranded	2.6	0.6%	4.1	1.3%	4.5	1.2%
Total	413.7	100.0%	313.5	100.0%	368.8	100.0%

(1)
Includes the United States, Canada, Central and South America (including Brazil).
(2)
The “Natuzzi” brand includes the following lines of product: Natuzzi Italia, Natuzzi Editions and Divani&Divani by Natuzzi. Net sales under the “Natuzzi” brand also includes net sales of beds sold under the Natuzzi Italia line.

The following tables show the number of seats sold broken down by geographic market and branded/unbranded business for each of the years indicated therein:

	2021		2020		2019
Americas(1)	355,963	36.4%	228,844	27.9%	370,141	36.3%
Natuzzi brand(2)	266,193	27.2%	177,752	21.7%	235,043	23.1%
Unbranded	89,770	9.2%	51,092	6.2%	135,098	13.2%
EMEAI	475,071	48.6%	452,959	55.3%	515,136	50.6%
Natuzzi brand(2)	329,595	33.7%	284,852	34.8%	296,208	29.1%
Unbranded	145,476	14.9%	168,107	20.5%	218,928	21.5%
Asia-Pacific	146,993	15.0%	137,784	16.8%	133,363	13.1%
Natuzzi brand(2)	135,338	13.8%	118,757	14.5%	111,932	11.0%
Unbranded	11,655	1.2%	19,027	2.3%	21,431	2.1%
Total	978,027	100.0%	819,587	100.0%	1,018,640	100.0%

(1)
Includes the United States, Canada, Central and South America (including Brazil).
(2)
The “Natuzzi” brand includes the following three lines of product: Natuzzi Italia, Natuzzi Editions and Divani&Divani by Natuzzi. Net sales under the “Natuzzi” brand also includes net sales of beds sold under the Natuzzi Italia line.

In 2021, the demand for the Group’s products recovered after a year marked by COVID-19 related lockdown. In 2021, revenue increased across the main geographic areas compared to both 2020, and the pre-pandemic levels of 2019.

In 2021, revenue increased despite the disruptions in the supply chain that emerged for most of the year and globally through a limited availability of shipping containers and raw materials, thus limiting the delivery of our products and, consequently, the level of consolidated revenue in 2021.

During 2020 and 2021, the Group’s sales performance in all main regions and across its brands was negatively affected by the spread of the COVID-19 pandemic and by the restrictive measures adopted by many governments, as well as by the disruptive effects of the COVID-19 pandemic on the supply chain system during the second half of 2020 and throughout 2021. See “Item 3. Key Information—Risk Factors—The COVID-19 pandemic has had, and may continue to have, an adverse impact on our business, results of operations and financial condition” and “Item 3. Key Information—Risk Factors—Disruptions of our supply chain have had, and may continue to have, a material adverse effect on our results of operations.”

In 2021, net sales of upholstery sofas, beds and home furnishings (“main business”) were €413.7 million, up 32.0% compared to 2020, as a result of a 34.8% increase of the Natuzzi branded sales and a 15.5% increase in net sales of unbranded products. The Group’s strategy is to increase the portion of revenue represented by the Natuzzi branded sales, mainly through the expansion of its retail network, and, at the same time, to focus on fewer selected large accounts selling unbranded products to serve them with a more efficient go-to-market model.

For additional information on the results of our operations in 2021 as compared to 2020, see “Item 5. Results of Operations.”

1. The Americas

In 2021, net sales of leather and fabric-upholstered furniture and beds as well as home furnishings in the U.S. and the rest of the Americas (including Brazil) were €157.4 million, up 60.1% compared to 2020, and the number of seats sold increased by 55.5%, to 355,963 in 2021.

Net sales of our Natuzzi branded products were €136.3 million, up 56.8% compared to 2020, and net sales of unbranded products were €21.1 million, up 85.1% compared to the prior year.

The Group’s strategy for the Americas is to continue to focus on the branded business mostly through the opening of mono-brand Natuzzi stores in addition to Natuzzi galleries, mainly in the U.S., and at the same time to focus on fewer selected large unbranded distributors in an effort to serve them with a more efficient go-to-market model.

Over the last few years, our unbranded business has been affected by difficult retail conditions experienced in the North American market, resulting in a reduction of their points of sale, and, more generally, by increased price competition in the low segment of the market. In addition, the unbranded division, which has been entirely served by our operations in Asia, has been negatively affected by tariffs imposed by the U.S. customs authorities on goods manufactured in China and, more recently, by Canadian customs authorities on goods manufactured in China and Vietnam.

In light of the tariffs imposed by the U.S. on goods imported from China, since December 2019, the Company has started outsourcing in Vietnam part of its unbranded production for some key accounts in the U.S. The Company intends to gradually increase its outsourced production in Vietnam to serve most of its mass-merchant distributors located in the US. In addition, the Group is leveraging on its global footprint to mitigate the negative effects from customs duties imposed by Canadian authorities. See “—Manufacturing.”

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

Natuzzi Americas maintains offices in High Point, North Carolina and provides Natuzzi S.p.A with agency services. The staff at High Point provides customer service, trademarks and products promotions, credit collection assistance, and generally acts as the customers contact for the Group. As of March 31, 2022, the High Point North Carolina operation had 36 employees. In addition, Natuzzi Americas has six independent sales representatives.

Our commercial activities in Brazil and South America are overseen from our Salvador de Bahia facility. The Group’s commercial structure for the South American region has been reinforced over the years by an increase in personnel, from 12 representatives in 2012 to 18 as of the end of 2021. 2021 sales in Brazil were €14.2 million, up from €8.6 million in 2020, when Brazil was particularly hit by a critical sanitary situation, due the COVID-19 pandemic. As a result of the focus to the Brazilian and more generally South American high-end consumer market, the Group currently distributes a Natuzzi Italia “made in Brazil” collection, entirely manufactured in Brazil and dedicated exclusively to the South American market.

In 2016, the Group acquired seven Natuzzi Italia stores all located in Florida. In December 2016, the Company established a new trading subsidiary located in Mexico, Natmx S.de.R.L.de.C.V. (“NATMX”). In January 2017, NATMX signed an agreement with the owners of Muebleria Standard. Under the agreement, NATMX acquired the three existing Natuzzi Italia stores located in Mexico City-Altavista, Guadalajara and Monterrey. In addition to the directly operated stores, as of March 31, 2022, NATMX sells our products in Mexico through 11 directly managed concessions (three under the Natuzzi Italia brand and eight under the Natuzzi Editions brand) in Palacio de Hierro, a high-end retailer having shopping malls in excellent locations throughout Mexico.

In June 2017, the Company opened its new North American retail store in West Palm Beach, Florida. During 2018, the Company opened four new directly operated stores in the USA, namely one in Chicago, one in Los Angeles-Costa Mesa, one in Paramus – New Jersey and one in Philadelphia (within the King of Prussia Mall). In 2019, one Natuzzi Italia store was opened in the Sarasota and the Fort Lauderdale store, initially opened in 2016, was relocated. These new stores are part of the strategy announced in 2016 to open Company managed stores in high traffic and prime retail locations, showcasing the new store design, merchandising concept and overall Natuzzi consumer experience.

As of December 31, 2021, there were 15 Natuzzi Italia stores in the Americas (12 in the U.S. and three in Mexico) directly managed by the Group.

As of the same date, there were also 19 Natuzzi Italia stores operating in the Americas that are owned by local franchisees (eight in Brazil, three in the USA, two in Venezuela, one in each of Argentina, Bolivia, Canada, Colombia, Panama and Paraguay). Furthermore, as of the same date, there were 46 Natuzzi Editions franchise stores, of which 37 were located in Brazil, two in each of the U.S., Peru and Uruguay, and one in each of Argentina, Colombia and Ecuador.

2. EMEAI

In 2021, net sales of leather and fabric-upholstered furniture and beds as well as home furnishings in Europe (including Italy), the Middle East, Africa and India (collectively, “EMEAI”) were €183.9 million, up 20.4% compared to 2020, with the number of seats increasing by 4.9% to 475,071 in 2021. Natuzzi branded sales amounted to a total of €154.6 million in 2021 (up 26.3% from 2020), and unbranded products net sales decreased by 3.6% to €29.3 million.

2a) West & South Europe (excluding Italy). The Group sells its products in West & South Europe (outside Italy) mainly through stores (franchises or directly operated stores). As of December 31, 2021, 57 stores were operating in Europe: 37 were under the Natuzzi Italia name (15 in the UK, 12 in Spain, three in each of France and Switzerland, two in each of the Netherlands and

Portugal). As of the same date, there were 20 Natuzzi Editions stores of which 17 located in the UK, two in Spain, and one in Ireland. Of these stores, as of December 31, 2021, the Group directly owned 21, of which 18 were operated under the Natuzzi Italia name (10 in Spain, four in the UK, three in Switzerland, and one in France) and three were operated under the Natuzzi Editions name, of which two in the UK and one in Spain.

2b) Italy. Since 1990, the Group has sold its upholstered products in Italy principally through the Divani&Divani by Natuzzi franchise network of furniture stores. As of December 31, 2021, there were 73 Divani&Divani by Natuzzi stores (of which 12 directly operated by the Company), and four Natuzzi Italia stores, all directly operated by the Company.

2c) Middle East, Africa and India. As of December, 2021, the Group had a total of 28 Natuzzi Italia stores in the Middle East, Africa and India: six in each of India and Israel, three in the United Arab Emirates, two in Saudi Arabia, and one in each of Algeria, Bahrain, Egypt, Ivory Coast, Kuwait, Lebanon, Pakistan, Qatar, Senegal, Sri Lanka and Tunisia. In addition, three Natuzzi Editions stores were operating in Egypt and one in Israel. All of these stores are operated by franchise partners.

2d) Other EMEAI. As of December 31, 2021, 40 stores were operating in the remaining part of EMEAI: 31 were under the Natuzzi Italia name (six in Turkey, four in each of Czech Republic and Russia, two in each of Bosnia and Ukraine, and one in each of Azerbaijan, Croatia, Cyprus, Greece, Hungary, Latvia, Malta, Poland, Romania, Serbia, Slovakia, Slovenia and Uzbekistan). As of the same date, there were nine Natuzzi Editions of which four in the Czech Republic and one in each of Croatia, Romania, Serbia, Slovakia and Turkey.

In January 2012, following the worsening of the European Union’s diplomatic relations with Iran and Syria, the Company decided to cease all business relations with these two countries. No impairment issue arose following the cessation of business relations with those two countries. The Group has had no sales in Iran or Syria since 2016. Our prior interests and activities in Iran or Syria were not a material investment risk, either from an economic, financial or reputational point of view. The Group has not had, nor does it plan to have, any commercial contacts with the governments of Iran or Syria, or with entities connected with such governments.

The Group has never generated sales in Sudan, North Korea or Cuba.

3. Asia-Pacific Region

In 2021, net sales of leather and fabric-upholstered furniture and beds as well as home furnishings in the Asia-Pacific region were €72.4 million, up 16.0% compared to 2020, and the number of seats sold increased by 6.7%, to 146,993 in 2021. In 2021, Natuzzi branded sales increased by 19.7% to €69.8 million, and unbranded sales decreased by 36.6% to €2.6 million compared to 2020 also as a result of lockdown measures in place in the first part of 2021.

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

In April 2021, the Company announced that it had entered into a preliminary and non-binding agreement (the “Preliminary Agreement”) with Truong Thanh Furniture Corporation (“TTF”), a company incorporated under the laws of the Republic of Vietnam and which engages in production and distribution of furniture, to form a partnership aimed at strengthening the Natuzzi Group’s operations in the APAC region excluding Greater China (the “Rest of the APAC Territory”). Under the Preliminary Agreement, TTF intended to acquire up to a 20% stake in Natuzzi Singapore PTE. LTD (“Natuzzi Singapore”), which was incorporated by the Company in the Republic of Singapore in April 2020 and became operating in 2021. Natuzzi Singapore engages in sales and distribution of furniture and upholstery products under the trademarks of the Group in the Rest of the APAC Territory. At the time of the Preliminary Agreement, Natuzzi Singapore was 93% controlled by Natuzzi S.p.A., while the remaining 7% stake was owned by Mr. Richard Tan, the head of Natuzzi industrial operations in Asia since their inception in 2001, as well as a minority shareholder of one of the Group’s subsidiaries in China. In March 2022, TTF obtained all applicable authorizations by the relevant Vietnamese authorities and acquired a 20% stake in Natuzzi Singapore, for a total cash consideration of $5.4 million (equivalent to €4.9 million) to Natuzzi Singapore. As a result of the above transaction, Natuzzi S.p.A. TTF and the other minority shareholder, Mr. Richard Tan, own 74.4%, 20% and 5.6% of the share capital of Natuzzi Singapore, respectively. In addition, Natuzzi S.p.A. maintains the majority of the board members of Natuzzi Singapore.

As of December 31, 2021, 118 Natuzzi Italia franchise stores were operating in the Asia-Pacific market: 96 in China, six in Taiwan, five in Australia, four in South Korea, two in Hong Kong, and one in each of Indonesia, Philippines, Singapore, Thailand and Vietnam. In addition, as of the same date, the Group had 245 franchise Natuzzi Editions stores, of which 241 located in China, two in Thailand, and one in each of Hong Kong and Malaysia. In addition, in 2021, two Natuzzi Editions stores directly operated by the Group were opened in Australia. Following the execution of this joint venture in China, the 11 Natuzzi Editions directly operated stores were transferred to Trading Co. The Group also maintains galleries in the Asia-Pacific region under the Natuzzi Italia and Natuzzi Editions.

Customer Credit Management

The Group maintains an active credit management program. The Group evaluates the creditworthiness of its customers on a case-by-case basis according to each customer’s credit history and information available to the Group. Throughout the world, the Group utilizes “open terms” in 55% of its sales and obtains credit insurance for about 81% of this amount; about 9% of the Group’s sales are commonly made to customers on a “cash against documents” and “cash on delivery” basis; lastly, about 36% of the Group’s sales are supported by a “letter of credit” or “payment in advance”. See Note 30(C) to the Consolidated Financial Statements. In July 2020, the Company renewed the Securitization Facility with the Assignee for an additional 5-year period. Originally entered into in July 2015, the Securitization Facility allows the Company to assign trade receivables to the Assignee for a maximum amount of €40.0 million, on a revolving basis, retaining substantially all of the risks and rewards (“pro-solvendo”) in the assigned trade receivables, in exchange for short-term credit, thereby continuing to provide the Company with an important and stable source of liquidity. Notably, under the Securitization Facility, the Company is entitled to assign a wide range of trade receivables, thus adding flexibility to the Company’s funding capacity.

Incentive Programs and Tax Benefits

Historically, the Group has benefited from the Italian government’s investment incentive program for under-industrialized regions in Southern Italy, which includes the area that serves as the center of the Group’s operations. The investment incentive program provides tax benefits, capital grants and subsidized loans. There can be no assurance that the Group will continue to be eligible for such grants, benefits or tax credits for its current or future investments in Italy. See “Item 3. Key Information—Risk Factors—Our past results and operations have significantly benefited from government incentive programs, which may not be available in the future.”

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

In September 2015, the Company presented to the Italian Ministry of Economic Development (Ministero dello Sviluppo Economico, the “Ministry”) a €49.7 million investment program for industrial development consisting of six programs, including a research and development program and the upgrade of its Italian facilities located in the regions of Puglia and Basilicata. In 2015, the Company formally requested that the grant from the Ministry be €37.3 million from public incentives. On September 23, 2015, the Company entered into a formal agreement (the “Development Contract”) with the Ministry and the governments of Puglia and Basilicata reflecting this investment. On January 23, 2017, following its review of such program, the Ministry reduced the amount of investments from €49.7 million to €37.8 million, according to the following allocation: €27.6 million to upgrade the Italian plants located in Puglia and Basilicata and €10.2 million for innovation, research and development expenses. Consequently, grants from public incentives were reduced from €37.3 million to €26.9 million (€11.0 million as a capital grant and €15.9 as subsidized loan). The Company began the planned investment activity in 2016. Specifically, it invested €5.0 million in 2016 and €2.0 million in 2017. In January 2018, the Ministry issued a decree for the Company to sign. Following the unfavorable judgement by the Labor Court of Bari, which required the Company to re-employ 166 workers, the Company decided not to sign the decree because it considered that the conditions set out in the decree, including the obligation not to fire workers for a 10-year period, were too onerous. On March 5, 2019, the Company presented to the Ministry of Economic Development an updated document concerning the Development Contract. In July 2019, the Ministry issued a decree which valued the Company’s investment program at €45.7 million, of which €33.9 million considered eligible for public incentives, and granted the Company: (i) a €4.3 million capital grant and a €12.7 million subsidized loan for the upgrade of the Italian facilities in Puglia and Basilicata and (ii) a €5.9 million capital grant and a €1.2 million subsidized loan for innovation, research and development expenses, for a total of €24.1 million in grants from public incentives. In December 2019, the Company received €7.2 million from the Ministry, equivalent to 30% of the total grants, of which €3.0 million as a capital grant and €4.2 million as a subsidized loan. By signing the decree, the Company undertook to carry out the research and development program and the upgrade of the Italian facilities in Puglia and Basilicata by December 31, 2020. On July 31, 2020, the Company presented a first set of the expenditure documentation relating to such investment program. Following the COVID-19 outbreak, the Company requested an extension of the deadline to March 31, 2022. In March 2022, the Company presented to the Ministry a revised program with a new set of investments aimed at improving the flexibility of the industrial processes in its Italian plants located in the regions of Puglia and Basilicata, through the introduction of the “4.0” technologies together with a new workflow organization based on “cellular manufacturing”. According to such revised program, the total amount of investments is €34.4 million (including €8.3 already invested by the Company), of which €25.3 million is for the upgrade of the Italian plants in Puglia and Basilicata and €9.1 million for innovation, research and development expenses. The amount in grants from public incentives has not changed (i.e., €24.1 million, of which €7.2 million already received in December 2019). In 2021 and in 2022 up to the date of this Annual Report, the Company has not collected any further grant from the Ministry. The Company has requested an extension of the deadline to December 31, 2023. As of the date of this Annual Report, the Ministry has not yet provided the Company with an official response.

Management of Exchange Rate Risk

The Group is subject to currency exchange rate risk in the ordinary course of its business to the extent that its costs are denominated in currencies other than those in which it earns revenues. Exchange rate fluctuations also affect the Group’s operating results because it recognizes revenues and costs in currencies other than Euro but publishes its financial statements in Euro. The Group also holds a substantial portion of its cash and cash equivalents in currencies other than the Euro. The Group’s sales and results may be materially affected by exchange rate fluctuations. For additional information see “Item 3. Key Information—Risk Factors—Fluctuations in currency exchange rates and interest rates may adversely affect our results of operations” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

Trademarks and Patents

The Group’s products are sold mainly under the Natuzzi Italia® and Natuzzi Editions® trademarks. These trademarks and certain other trademarks, such as Divani&Divani by Natuzzi® and Natuzzi Re-vive®, have been registered in all jurisdictions in which the Group has a commercial interest, such as Italy, the EU and elsewhere. To protect its investments in new product development, the Group has also undertaken the practice of registering certain new designs in most of the countries in which such designs are sold. Currently, the Group has approximately 960 certificates of design registrations referring to single and multiple applications for a total of 1,500 models (the same model may be registered in more than one country and/or jurisdiction, resulting in about 15,500 registrations related to 1,500 models in several countries) and five patents (registered and pending).

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

As for the distribution of the products that are manufactured in the Group’s plants and identified under various names (Natuzzi Italia®, Natuzzi Editions®, Divani&Divani by Natuzzi® and Natuzzi Re-vive®), the Group has entered into business agreements under the form of sale licenses (product supply and brand usage licenses) with its customers (distributors and retailers).

Furthermore, the Group has supply agreements in place with large wholesalers for the supply of Unbranded products that are manufactured by the Group’s industrial plants outside of Italy.

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

The Group places environmental sustainability among the priority commitments of its business activities. Since 2003, in compliance with this commitment, the Group has implemented an environmental management system, certified ISO 14001, integrated with a quality management system, certified ISO 9001. Through such systems, the Group is committed to offering high value products and services, operating in respect of the environment and complying with all applicable laws and regulations.

Below are the main commitments made by the Group in relation to environmental sustainability:

1) constant monitoring of the environmental impact of the Group’s business activities through:

•
implementation of programs aimed at reducing energy and raw material consumption; and
•
economic evaluation of the use of the best technologies available on the market to minimize pollution;

2) prioritizing the recovery and recycling of the waste generated rather than its disposal, protecting soil and subsoil from potential spills; managing temporary industrial waste storage areas such as mastics and solvents; separate collection to facilitate waste recovery and disposal;

3) raising awareness and training its employees on the issue of environmental sustainability;

4) promoting the adoption of correct environmental behaviour by its suppliers, giving priority to those who offer the greatest guarantee of sharing Natuzzi’s corporate policy;

5) maintaining an open and constructive dialogue with public administration bodies and with individual territorial in the areas in which the Group operates.

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

Description of Properties

The location, approximate size and function of the principal physical properties used by the Group as of March 31, 2022 are set forth below:

Country	Location	Size (approximate square meters)	Function	Production Capacity per day	Unit of Measure
Italy	Santeramo in Colle (BA)	28,000	Headquarters, prototyping, showroom (Owned)	N.A.	N.A.
Italy	Santeramo in Colle (BA)	2,000	Experimental laboratory: Leather cutting, Sewing, Assembling wooden parts for frame, product assembly (Owned)	100	Seats
Italy	Santeramo in Colle, Jesce (BA)	28,000	Sewing and product assembly (Owned)	800	Seats
Italy	Matera La Martella	38,000	General warehouse of sofas and accessory furnishing (Owned)	N.A.	N.A.
Italy	Matera, Jesce	12,500	Leather cutting, Sewing, Assembling wooden parts for frame, product assembly (Owned)	350	Seats
Italy	Graviscella	8,000	Leather cutting, Sewing, Assembling wooden parts for frame, product assembly (Owned)	160	Seats
Italy	Laterza (TA)	12,000	Leather and fabrics Warehouse, Leather and fabrics cutting, (Owned)	N.A.	N.A.
Italy	Laterza (TA)	10,500	Sewing, Assembling wooden parts for frame, product assembly (Owned)	500	Seats
Italy	Laterza (TA)	19,000	Semi-finished products and accessories Warehouse (Owned)	N.A.	N.A.
Italy	Pozzuolo del Friuli (UD)	21,000	Leather dyeing and finishing (Owned)	11,000	Square Meters
U.S.A.	High Point, North Carolina	10,000	Office and showroom for Natuzzi Americas (Owned)	N.A.	N.A.
Romania	Baia Mare	75,600	Leather cutting, product assembly, manufacturing of wooden frames, polyurethane foam shaping, fiberfill production and wood and wooden product manufacturing (Owned)	1,300	Seats
China	Shanghai	38,000	Leather cutting, sewing and product assembly, manufacturing of wooden frames, polyurethane foam shaping, fiberfill production (Leased)	1,200	Seats
Brazil	Salvador de Bahia – Bahia	28,700	Leather cutting, sewing and product assembly, manufacturing of wooden frames, polyurethane foam shaping, fiberfill production (Owned)	195	Seats

On March 1, 2021, the Company completed the sale of IMPE to Vita Italy S.r.l., a wholly-owned subsidiary of Vita.

The Group believes that its production facilities are suitable for its production needs and are well maintained.

Capital Expenditures

The following table sets forth the Group’s capital expenditures for the three-year period ended December 31, 2021:

	Year ending December 31,
	(millions of Euro)
	2021	2020	2019
Land and plants	1.1	0.4	0.6
Equipment	5.9	2.2	3.6
Intangible assets	1.5	0.8	0.9
Total	8.5	3.4	5.1

Capital expenditures in the last three years have been made primarily to make improvements in property, plant and equipment and to expand our retail network. In 2021, capital expenditures were primarily made to make improvements to the Group’s existing industrial and retail facilities, in particular in Australia and the U.S., and to develop our e-commerce, the “Natuzzi customer experience” configurator and our 3D digital platform.

As of March 31, 2022, the Company spent €1.2 million on capital expenditures since January 1, 2022. The Group expects that capital expenditures in 2022 will be around €16.5 million mainly related to the expansion of our retail network and the upgrade of the Italian factories. Capital expenditures in 2022 are expected to be financed mainly through long-term borrowings and cash flow generated by operations. For information on potential impacts of the COVID-19 pandemic on our capital expenditures plans, see “Item 3. Key Information—Risk Factors—The COVID-19 pandemic and the current conflict in Ukraine have had, and may continue to have, an adverse impact on our business, results of operations and financial condition.”

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the Group’s results of operations, liquidity and capital resources is based on information derived from the audited Consolidated Financial Statements and the notes thereto included in Item 18 of this Annual Report. These financial statements have been prepared in accordance with IFRS and are included in Item 18 of this Annual Report. All information that is not historical in nature and disclosed under “Item 5—Operating and Financial Review and Prospects” is deemed to be a forward-looking statement. See “Forward Looking Information.”

The consolidated financial statements of Natuzzi S.p.A. as at and for the years ended December 31, 2021 and 2020 have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), including interpretations issued by the IFRS Interpretations Committee (“IFRS IC”) applicable to companies reporting under IFRS.

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

The following tables show the reconciliation of Adjusted EBITDA to profit or loss for the years ended December 31, 2021, 2020 and 2019 (amounts in thousands of euro).

	2021	2020	2019
Profit/(loss) for the year	4,385	(24,906)	(33,680)
Income tax expense	4,389	4,341	2,335
Profit/(loss) before tax	8,774	(20,565)	(31,345)
Adjustments for:
- Addition (subtraction) of net finance income/(costs)	(331)	11,415	9,868
- Addition (subtraction) of share of profit/(loss) equity-method inv.	(3,561)	(1,455)	(1,011)
- Addition of depreciation	20,281	23,258	24,196
- Addition of amortisation	1,090	907	917
- Subtraction of government grants only related to PPE	(1,306)	(1,241)	(1,626)
Adjusted EBITDA	24,947	12,319	999

In applying IFRS 16, in relation to the leases that were classified as operating leases, the Group recognises depreciation and interest costs, instead of operating lease expense. In relation to those leases, the Group recognised €11.7 million of depreciation charges and €2.6 million of additional interest costs from leases in 2021 (€13.4 million and €2.6 million, respectively, in 2020).

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

As of December 31, 2021, 2020 and 2019 our Net Financial Position was as reported in the following tables (amounts in thousands of euro):

	2021	2020	2019
Cash and cash equivalents	53,472	48,187	39,799
Bank overdrafts and short-term borrowings	(36,147)	(30,812)	(24,170)
Current portion of long-term borrowings	(3,862)	(7,124)	(4,321)
Non-current portion of long-term borrowings	(13,577)	(9,302)	(14,091)
Net Financial Position before lease liabilities, positive (negative)	(114)	949	(2,783)
Current portion of lease liabilities	(10,546)	(10,456)	(11,314)
Non-current portion of lease liabilities	(46,592)	(43,137)	(46,053)
Net Financial Position	(57,252)	(52,644)	(60,150)

The Net Financial Position from the fiscal year ended on December 31, 2021, 2020 and 2019 was affected in a significant way by the adoption of IFRS 16 “Leases” accounting standard starting from January 1, 2019.

We believe our Net Financial Position provides useful information for investors because it gives evidence of our consolidated position either in terms of net indebtedness or net cash by measuring our capital resources based on cash and cash equivalents and the total level of our financial indebtedness.

Results of Operations

Summary — In 2021, our results of operations were characterized by increased revenue and a return to profitability, despite the disruptions caused by the COVID-19 pandemic, including supply chain complications that have affected the whole industry during most of 2021 and resulted in low availability of raw materials and semi-finished goods as well as shipping shortages and delays, which have limited our ability to keep pace with continued growing demand. See “Item 3. Key Information—Risk Factors—The COVID-19 pandemic has had, and may continue to have, an adverse impact on our business, results of operations and financial condition” and “Item 3. Key Information—Risk Factors—Disruptions of our supply chain have had, and may continue to have, a material adverse effect on our results of operations.”

In 2020, results of operations were adversely affected by the disruption caused by the COVID-19 pandemic, due to temporary closure of points of sales and factories as well as interruptions in the supply chain.

In the last few years, the Group has started a thorough reorganization process covering its industrial, sales and service operations. In 2018 and 2019 the Company invested resources to set up its retail and marketing organization worldwide, develop its retail distribution channel and restructure its overhead costs.

The following table sets forth selected financial highlights of the Group for the years ended December 31, 2019, 2020 and 2021.

	2021	2020	2019
	(millions of euro, except for percentages)
Consolidated Statement of Profit or Loss Data:
Revenue	427.4	328.3	386.9
YoY % change in Revenue	30.2%	-15.1%	-9.7%

Branded sales on main business*	87.2%	85.4%	80.2%
* Sales of upholstered and other home furnishings products

Gross Profit	153.8	103.2	115.0
Gross Margin	36.0%	31.4%	29.7%

Operating Profit/(Loss)	4.9	(10.6)	(22.5)
Operating Margin	1.1%	-3.2%	-5.8%

Adjusted EBITDA	24.9	12.3	1.0
Adjusted EBITDA margin	5.8%	3.8%	0.3%

Group’s Cash and cash equivalents (as at Dec. 31)	53.5	48.2	39.8
For a description of how Adjusted EBITDA is computed, see “—Non-GAAP Financial Measures” above and Note 41 to the Consolidated Financial Statements.

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

2021 Compared to 2020

The Consolidated Financial Statements have been prepared on a going concern basis, which assumes that the Group will be reasonably able to meet its obligations as they fall due within one year from the date of the approval of these consolidated financial statements. The Board of Directors reasonably expects that management’s plans, together with the cash equivalents, order backlog and unused credit facilities as of December 31, 2021, will be sufficient to enable the Group to meet its obligations. As of December 31, 2021, the Group’s cash and cash equivalents amounted to €53.5 million (€48.2 as of December 31, 2020), while the unused portion of the credit facilities available to the Group (for further details, see Note 25 to the Consolidated Financial Statements) amounted to €14.9 million (€23.9 million as of December 31, 2020).

Revenue for 2021, including sales of leather and fabric-upholstered furniture, home furnishings accessories and other sales (mainly sales of leather and other raw materials sold to third parties), were €427.4 million, up 30.2% from €328.3 million in 2020. This increase was mainly due to the robust demand for our products, despite the supply chain disruptions experienced for most of 2021, and the weak revenue performance in 2020, mainly due to the negative impacts of the COVID-19 outbreak.

Sales of upholstery furniture and home furnishing accessories (“main business”) were €413.7 million, up 32.0% compared to 2020, as a result of a 34.8% increase in sales in the Natuzzi branded products (Natuzzi Italia, Natuzzi Editions and Divani&Divani by Natuzzi) and a 15.2% increase in sales in the unbranded products.

Other sales (sales of polyurethane foam and other raw materials to third parties) were €13.6 million in 2021, compared to €14.8 million in 2020.

To provide a better understanding of the different growth drivers of our operating model, invoiced sales from our main business (upholstered and other home furnishings sales) are hereafter described according to the main dimensions of the Group’s business:

• A. Branded/Unbranded Business

• B. Distribution channels

A. Branded/Unbranded business

The Group operates in the branded business (with the Natuzzi Italia, Natuzzi Editions and Divani&Divani by Natuzzi brands) and the unbranded business, the latter with collections dedicated to the large-scale distribution.

A1. Branded business.

Within the branded business, Natuzzi is pursuing a dual-brand strategy that focuses on the Natuzzi Italia and Natuzzi Editions brands. See “Item 4. Information on the Company—Strategy—The Brand Portfolio and Merchandising Strategy.”

In 2021, Natuzzi’s branded invoiced sales amounted to €360.8 million, an increase of 34.8% compared to 2020. In 2021, invoiced branded sales represented 87.2% of our main business, compared to 85.4% in 2020. The following is the contribution of each brand to 2021 invoiced sales:

•
Natuzzi Italia invoiced sales amounted to €157.0 million, an increase of 36.3% compared to 2020;
•
Natuzzi Editions invoiced sales (including sales from “Divani&Divani by Natuzzi” in Italy) amounted to €203.8 million, an increase of 33.7% compared to 2020.

A2. Unbranded business.

Invoiced sales from our unbranded business amounted to €52.9 million, an increase of 15.2% compared to 2020. The Group’s strategy is to focus on fewer selected large accounts and serve them with a more efficient go-to-market model.

In 2021, unbranded sales, particularly those from the Americas, which are entirely served by our operations in Asia, were negatively impacted by shipping container shortages and limited availability of certain raw materials as a result of the pandemic-related supply-chain disruptions, and also by a tight lock-down that impacted our outsourced operations in Vietnam, which are dedicated to the production of unbranded products, for most of the second half of 2021. Our operations in Vietnam have fully resumed in December 2021.

Over the last years, the unbranded division has also been negatively affected by the trade dispute between the U.S. and China and, more generally, by rising price competition. In light of the tariffs imposed by the U.S. on goods imported from China, the Company has started to outsource in Vietnam part of its unbranded production for some key accounts in the U.S. The Company expects to serve most of its mass-merchant distributors located in North America through such Vietnamese outsourced production.

In addition, over the years the unbranded performance has been affected by the severity of the crisis faced by brick-and-mortar distributors, particularly evident in the U.S., which have been struggling with a shift to online shopping. Therefore, some of the Company’s historical partners have been restructuring their retail assets, resulting in a reduction of their points of sales.

As part of the general review of the Group’s manufacturing footprint, the Company continues to explore further external production capacity in low-cost countries to increase its production capacity and flexibility, particularly with regard to its unbranded production.

B. Distribution

As of December 31, 2021, the Group distributed its branded collections in 110 countries through 1,214 points of sales, of which 54 DOS and 11 concessions directly operated by the Group, in addition to 597 franchise mono-brand Natuzzi stores and 552 Natuzzi galleries operated by third parties. See “Item 4. Information on the Company—Markets” for further information regarding our distribution network.

In 2021, sales generated by the points of sales directly operated by the Group (DOS and concessions) were €68.4 million, up 25.9% compared to 2020, mainly as a result of the strong performance of our DOS located in the U.S. and the UK.

In 2021, invoiced sales from franchise mono-brand Natuzzi stores amounted to €135.3 million, an increase of 31.7% compared to 2020.

In 2021, we added 103 new mono-brand stores, of which two DOS in Australia and 101 franchise operated stores (FOS) globally, of which 84 located in China, three in each of Italy and India, and one in each of the U.S., UK and other countries.

The Group also sells its products through the wholesale channel, consisting primarily of Natuzzi-branded galleries in multi-brand stores as well as mass distributors selling unbranded products. In 2021, invoiced sales from the wholesale channel amounted to €210.0 million, an increase of 34.2% compared to 2020.

Cost of Sales in 2021 was €273.6 million (or 64.0% as a percentage of revenue), as compared to €225.1 million (or 68.6% of revenue) in 2020.

In 2021 and 2020, the Group continued to implement its program aimed at reducing its redundant workforce. See “Item 3. Key Information—Risk Factors—We have redundant workers at our Italian operations, which remains an unresolved issue, and have benefited in 2021 and in previous years from temporary work force reduction programs; if we continue to be unable to reduce our redundant workers and/or if such temporary work force reduction programs are not continued; our business, results of operations and liquidity may continue to be impacted or may be impacted at a greater extent.”

In 2021, the Group accounted for labor-related costs of €1.6 million, of which €0.8 million for its incentive program to reduce the redundant workforce at the Italian plants and €0.8 million for the accrual made for legal proceedings risks.

In 2020, the Group accounted for labor-related costs of €6.6 million, of which €1.0 million for the incentive program to reduce the redundant workforce at the Italian plants, €4.1 million for the accrual made for legal proceedings risks and €1.5 million for labor-related costs in connection with the downsize of the Group’s Chinese factory, which was completed in July 2020.

Gross Profit. During 2021, the Group’s consolidated gross margin was equal to 36.0%, compared to 31.4% in 2020, mainly due to higher operating leverage and better brand mix (i.e., higher sales of Natuzzi branded products compared to lower-margin unbranded sales), despite the industry-wide increase in costs of raw materials for most of 2021. Gross margin also benefited from the adoption of price increases we applied in the second part of 2021 to mitigate such inflationary environment.

In 2021, the Group benefited from the adoption of COVID-related temporary measures granted by the Italian public authorities to lower labor costs (see Note 40 to the Consolidated Financial Statements) and lower fixed costs resulting from the downsizing of its Chinese manufacturing plant, which was completed in the second half of 2020, and the sale of its former subsidiary, IMPE, completed in March 2021.

Selling expenses, administrative expenses, impairment on trade receivables and other income/expenses in 2021 were €148.9 million (or 34.8% on revenue) compared to €113.8 million (or 34.7% on revenue) in 2020.

In 2021, selling expenses as a percentage of revenue increased to 28.5% from 25.7% in 2020 , mainly due to an increase in shipping and handling costs, which, when expressed as a percentage of revenue, increased from 8.8% in 2020 to 12.8% in 2021 almost entirely as a result of the significant increase in carriage tariffs, especially for the Far East – North America routes.

Furthermore, in 2021 selling expenses increased by €3.7 million in connection with customs duties applied to products manufactured in China and delivered to the U.S. , as well as to products manufactured in China and Vietnam and delivered to Canada.

In 2021 and 2020, the Group benefitted from the adoption of temporary COVID-19 rent concessions and COVID-19 grants obtained from certain governments. Specifically, the Group recognised rent concessions of €1.5 million as a reduction of the selling expenses for the year ended December 31, 2021 (€1.8 million recognized in 2020), and received €0.3 million as COVID-19 grants from certain governments (€1.5 million in 2020).

In 2021 and 2020, the Group also benefitted from the adoption of COVID-related temporary measures granted by Italian public authorities to lower labor costs (see Note 40 to the Consolidated Financial Statements).

In 2021, the Group accrued €0.1 million on trade receivables, compared to €1.8 million in 2020. See Note 30 to the Consolidated Financial Statements.

Selling expenses for 2021 also include impairment losses for non-financial assets related to some of our retail operations in Europe for a total amount of €1.2 million (compared to a total impairment of €2.4 million in 2020). The recoverable amount of these cash generating units (CGUs) was based on their value in use, determined by discounting the future cash flows to be generated from the continuing use of these CGUs. The carrying amount of such CGUs was determined to be higher than its recoverable amount and an impairment loss of €1.2 million was recognised in profit or loss for the year ended December 31, 2021.

For further details, see Notes 34 and 35 to the Consolidated Financial Statements.

Operating Result. The Group reported an operating profit of €4.9 million in 2021 compared to an operating loss of €10.6 million in 2020 due to the factors described above. Furthermore, as indicated in Note 40 to the Consolidated Financial Statements, during 2021 and 2020, the Group benefitted from the salary and wage subsidy programs introduced by the governments of Italy and other countries as part of support measures extended to manufacturers in response to the COVID-19 pandemic and resulting loss of revenue. Support measures adopted by the Italian government allowed the Group to pay temporarily laid off workers and employees a reduced salary or wage from March 2020 to December 31, 2021. Such benefits amounted to approximately to €7.0 million and €13.6 million for the years ended December 31, 2021 and 2020, respectively, and were recorded as a reduction in the labor costs included in the cost of sales, selling expenses and administrative expenses.

Net finance income/(costs). The Group had net finance income of €0.3 million in 2021 as compared to net finance costs of €11.4 million in 2020. Net finance costs of 2021 include:

—
finance income of €0.2 million (€0.3 million in 2020);
—
finance costs of €6.8 million (€7.8 million in 2020);
—
net exchange rate gains of €1.9 million (net exchange rate losses of €3.9 million in 2020); and
—
gain from disposal and loss of control of a subsidiary of €5.0 million (nil in 2020). See Note 7 to the Consolidated Financial Statements.

The Group recorded net exchange rate gains of €1.9 million in 2021, as compared to net exchange rate losses of €3.9 million in 2020. The net exchange rate gains in 2021 primarily reflected the following factors:

—
net realized losses of €1.4 million in 2021 (compared to a net realized gains of €0.3 million in 2020) on domestic currency swaps due to the difference between the forward rates of the domestic currency swaps and the spot rates at which the domestic currency swaps were closed (the Group uses forward rate contracts to hedge its price risks against unfavorable exchange rate variations);
—
net realized gains of €4.6 million in 2021 (compared to net realized losses of €2.8 million in 2020), resulting from the difference between invoice exchange rates and collection/payment exchange rates;
—
net unrealized losses of €0.5 million in 2021 (compared to net unrealized gains of €0.5 million in 2020), resulting from the mark-to-market evaluation of domestic currency swaps;
—
net unrealized losses of €0.1 million in 2021 (compared to net unrealized losses of €1.5 million in 2020) on trade receivables and payables; and
—
net unrealized losses of €0.7 million in 2021 (compared to net unrealized losses of €0.4 million in 2020), from the translation of non-monetary assets for those subsidiaries adopting Euro as their functional currency.

The Group does not use hedge accounting and records all fair value changes of its domestic currency swaps in its statement of profit or loss.

Profit/(loss) before tax and Income tax expense. In 2021, the Group reported a profit before tax of €8.8 million and income tax expense of €4.4 million (for a tax rate of 50.0%), compared to a loss before tax of €20.6 million and income tax expense of €4.3 million in 2020. For additional information about the Group’s income tax expense, see Note 38 to the Consolidated Financial Statements.

Profit/(loss) for the year. As a result of the above-mentioned factors, the Group reported a profit of €4.4 million in 2021, as compared to a loss of €24.9 million in 2020. On a per-ordinary share basis, the Group had a profit of €0.07 in 2021, as compared to a loss of €0.45 in 2020.

2020 Compared to 2019

Please refer to the Company’s annual report on Form 20-F filed with the SEC on April 30, 2021.

Liquidity and Capital Resources

Our business has relied on cash flows from operations as well as borrowings under our credit facilities as our primary sources of liquidity. Our liquidity may be adversely affected by the continuing spread of COVID-19 and relevant supply-chain disruption as well as the recent conflict in Ukraine. See “Item 3. Key Information—Risk Factors—The COVID-19 pandemic and has had, and may continue to have, an adverse impact on our business, results of operations and financial condition”, “Item 3. Key Information—Risk Factors—Disruptions of our supply chain have had, and may continue to have, a material adverse effect on our results of operations”, “Item 3. Key Information—Risk Factors—The price of our main raw materials and energy costs are difficult to predict” and “Item 3. Key Information—Risk Factors—Global economic and geopolitical conditions may affect our business and could significantly impact our business, results of operations and liquidity”.

In response to the impact of COVID-19, we have been implementing a number of measures to minimize cash outlays, including, among others, managing workforce costs, delaying non-priority capital expenditures and minimizing discretionary expenses. We continue to negotiate with third parties to whom we have payment obligations. We plan to utilize our credit facility, and we may pursue other sources of capital that may include other forms of external financing, or the disposal of non-strategic assets in order to increase our cash position and preserve financial flexibility in response to the international uncertainty resulting from COVID-19 and relevant supply-chain disruption. See Notes 3(f) and 44 to the Consolidated Financial Statements.

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

In 2021, the Group reported an operating profit of €4.9 million, compared to operating loss of €10.6 million in 2020.

As of December 31, 2021, the Group’s cash and cash equivalents amounted to €53.5 million, its long-term borrowings amounted to €17.4 million, including the current portion of €3.9 million, and its bank overdrafts and short-term borrowings amounted to €36.1 million. Furthermore, as of December 31, 2021, the unused portion of credit facilities available to the Group, for which no commitment fees are due, amounts to €14.9 million. Such unused portion is related to a non-recourse factoring agreement for export-related trade receivables (€10.2 million), borrowings to be secured with trade receivables (€2.0 million) and bank overdrafts (€2.7 million). See Note 25 to the Consolidated Financial Statements.

As of December 31, 2021, the Group’s Net Financial Position was negative at €57.2 million, compared to a negative net financial position of €52.6 million at the end of 2020. See Notes 17, 19, 20 and 25 to the Consolidated Financial Statements.

Although we had €53.5 million in cash and cash equivalents as at December 31, 2021, €9.9 million of this amount is located at our Chinese subsidiaries. If management intends to move this cash from China by way of a dividend distribution, a withholding tax of 10% and the income taxes in Italy (equal to 24.0% on 5% of the dividends distributed) would have to be paid.

Management believes that the Group’s plans to recover efficiency and competitiveness and the actions to mitigate the adverse effects of COVID-19 and supply chain disruptions, combined with the cash and cash equivalents and unused credit facilities as at December 31, 2021 will be sufficient to fund working capital needs, capital expenditures and other contractual obligations as they fall due within one year from the date of the approval of the consolidated financial statements as at December 31, 2021. See Note 3(f) to the Consolidated Financial Statements.

Cash Flows — The Group’s cash and cash equivalents, net of bank overdraft, were €52.2 million as of December 31, 2021 compared to €46.1 million as of December 31, 2020. The most significant changes in the Group’s cash flows between 2021 and 2020 are described below.

In 2021, net cash provided by operating activities was €0.5 million (in 2020, €12.3 million of net cash provided by operations) as a result of:

•
a profit for the period of €4.4 million;
•
adjustments for non-monetary items of €18.6 million, of which depreciation and amortization of €21.4 million;
•
€13.3 million of cash used due to higher working capital to support the increased demand for the Group’s products, mainly due to €16.0 million used for inventory and €5.8 million used for trade and other receivables, partially offset by

€13.1 million of trade and other payables. In addition, during 2021, the Group used €0.3 million of cash to pay one-time termination benefits and €0.9 million of cash in connection with the employees’ leaving entitlement;
•
interest and taxes paid of €9.2 million.

During 2021, €7.0 million of cash was provided by investing activities, mainly due to €4.5 million deriving from the sale of a land in High Point (NC), USA and of two idle buildings near the Company’s headquarters, and €5.5 million deriving from the sale of one of the Group’s Italian subsidiaries, partially offset by €5.0 million invested in capital expenditures, mainly for machinery and equipment, leasehold improvements and software. In addition, in 2021, the Company received €1.7 million as dividend distribution from the equity-accounted investees located in China.

Cash used in financing activities in 2021 was €2.0 million (compared to €5.6 million of cash used in financing activities in 2020), mainly due to long-term borrowing proceeds of €5.9 million, €4.8 million of long-term borrowing repayments, €10.1 million of payment of lease liabilities and €6.2 million of short-term borrowings proceeds. In addition, the Group received €1.3 million as capital contribution by a non-controlling interest into the Group’s subsidiary Natuzzi Singapore PTE. LTD. See Note 2 to the Consolidated Financial Statements.

As a result, as of December 31, 2021, Cash and cash equivalents in the statement of cash flows was €52.2 million, compared to €46.1 million as of December 31, 2020.

As of December 31, 2021, the Group’s long-term contractual cash obligations and commercial commitments (whose amounts are gross and undiscounted and include contractual interest payments) amounted to €121.5 million, of which €54.0 million comes due in 2022.

In particular, as of December 31, 2021, gross and undiscounted amount related to the Group’s bank debt, amounted to €55.7 million, of which €40.9 million comes due in 2022. The Group’s undiscounted value of total bank debt represented 67.6% of Equity attributable to the Owners of the Company as of December 31, 2021 (66.1% as of December 31, 2020). See Note 30 to the Consolidated Financial Statements.

Furthermore, as of December 31, 2021, gross and undiscounted amount related to the Group’s lease liabilities amounted to €65.9 million, of which €13.1 million comes due in 2022. The Group’s undiscounted value of lease liabilities represented 80.0% of Equity attributable to the Owners of the Company as of December 31, 2021 (84.3% as of December 31, 2020). See Notes 20 and 30 to the Consolidated Financial Statements.

See “Contractual Obligations and Commitments” below.

The Group’s discounted value of long-term borrowings represented 21.2% of Equity attributable to the Owners of the Company as of December 31, 2021 (22.1% as of December 31, 2020) (see Note 19 to the Consolidated Financial Statements). During 2021, the Company made all installment payments related to its long-term-borrowings.

The Group’s uses of funds are expected to be the payment of operating expenses, working capital requirements, capital expenditures and restructuring of operations. See “Item 4. Information on the Company—Products” and “Item 4. Information on the Company—Innovation” for a description of our research and development activities. See “Item 4. Incentive Programs and Tax Benefits” for a description of certain government programs and policies related to our operations. See “Item 4. Capital expenditure” for a description of our capital expenditures. See also “Item 3. Key Information—Risk Factors—The COVID-19 pandemic has had, and may continue to have, an adverse impact on our business, results of operations and financial condition”, “Item 3. Key Information—Risk Factors—Disruptions of our supply chain have had, and may continue to have, a material adverse effect on our results of operations”, Item 3. Key Information—Risk Factors—The price of our main raw materials and energy costs are difficult to predict” and “Item 3. Key Information—Risk Factors—Global economic and geopolitical conditions may affect our business and could significantly impact our business, results of operations and liquidity” for a discussion of the impact of the COVID-19 pandemic, supply chain disruptions, increases in the price of raw materials and energy costs and the current conflict in Ukraine on our capital expenditures.

Contractual Obligations and Commitments — The Group’s current policy is to fund its cash needs, accessing its cash on hand and existing lines of credit, consisting of short-term credit facilities and bank overdrafts, to cover any short-term shortfall. The Group’s policy is to procure financing and access to credit at the Company level, with the liquidity of certain Group companies managed through a cash-pooling zero-balancing arrangement with a centralized bank account at the Company level and sub-accounts for each subsidiary participating in the arrangement. Under this arrangement, cash is transferred to subsidiaries as needed on a daily basis to cover the subsidiaries’ cash requirements, but any positive cash balance at subsidiaries must be transferred back to the top account at the end of each day, thus centralizing coordination of the Group’s overall liquidity and optimizing the interest earned on cash held by the Group.

As of December 31, 2021, the undiscounted Group’s long-term borrowings consisted of €19.5 million (including €4.8 million of the current portion of such debt) and its short-term borrowings consisted of €36.1 million outstanding under its existing lines of credit, comprised entirely of bank overdrafts and short-term borrowings. The undiscounted lease liabilities amounted to €65.9 million (including €13.1 million as current portion).

The Group maintains cash and cash equivalents in the currencies in which it conducts its operations, principally Euros, Chinese Yuan, U.S. dollars, New Romanian Leu, British pounds and Canadian dollars.

The following table sets forth the contractual obligations and commercial commitments of the Group as of December 31, 2021 (the amounts are gross and undiscounted and include contractual interest payments):

	Payments Due by Period (thousands of euro)
Contractual Obligations	Total	Less than 1 year	1-2 years	2-5 years	After 5 years
Long-term borrowings	19,503	4,755	5,935	6,006	2,807
Bank overdrafts and short-term borrowings	36,147	36,147	—	—	—
Total Debt	55,650	40,902	5,935	6,006	2,807
Leases liabilities (1)	65,854	13,130	12,760	25,659	14,305
Total Contractual Cash Obligations	121,504	54,032	18,695	31,665	17,112

(1)
Lease liabilities relate to the Group’s lease contracts for buildings of its retail stores, warehouses, factory facilities and vehicles. See Notes 9 and 20 of the Consolidated Financial Statements.

Under Italian law, the Company and its Italian subsidiaries are required to pay a termination indemnity to their employees when these cease their employment with the Company or the relevant subsidiary. Likewise, the Company and its Italian subsidiaries are required to pay an indemnity to their sales agents upon termination of the sales agent’s agreement. As of December 31, 2021, the Group had accrued an aggregate employee’s leaving entitlement of €15.6 million. In addition, as of December 31, 2021, the Company had accrued an aggregate sales agent termination indemnity of €0.9 million. See Notes 21 and 23 of the Consolidated Financial Statements. These amounts are not reflected in the tables above.

In addition, in light of the extraordinary challenges imposed by COVID-19 on the Group, on February 28, 2020, the Parent’s majority shareholder entered into an agreement with it setting forth its undertaking, should the Parent so request, to make advance payments of up to €15.0 million to satisfy the subscription price of a future rights issue. On February 28, 2020, the Parent requested an initial payment of €2.5 million which it received on March 2, 2020. In December 2021, the Parent’s management decided that the share capital increase will no longer take place. Therefore, as at December 31, 2021, the amount of €2.5 million to be paid back to the majority shareholder has been included in the caption “Other payables” of the statement of financial position. See Note 27 to the Consolidated Financial Statements.

As at December 31, 2021, within the provision for legal claims, €8.6 million (€12.3 million as at December 31, 2020) refers to the probable contingent legal liability related to legal procedures initiated by 154 workers against the Company for the misapplication of the social security procedure called CIGS (Cassa Integrazione Guadagni Straordinaria). According to the CIGS procedure, the Company pays a reduced salary to the worker for a certain period of time based on formal agreements signed with the trade unions and other public social parties. In particular, these 154 workers are claiming in the legal procedures that the Company applied CIGS during the period from 2004 to 2016 without foreseeing any time rotation. In May 2017, the Company received from the Italian Supreme Court of Justice (“Corte di Cassazione”) an adverse verdict for the above litigation related to only two workers. Based on this unfavorable verdict, the Company, with the support of its legal counsel, has assessed that the liability for legal procedures initiated by all 154 workers is €8.6 million as of December 31, 2021. See Note 23 to the Consolidated Financial Statements.

The Group is involved in a number of claims (including tax claims) and legal actions arising in the ordinary course of business. As of December 31, 2021, the Group had accrued total provisions relating to these contingent liabilities in the amount of €9.6 million. See “Item 8. Financial Information—Legal and Governmental Proceedings” and Note 23 to the Consolidated Financial Statements.

Off-Balance Sheet Arrangements — As of December 31, 2021, neither Natuzzi S.p.A. nor any of its subsidiaries was a party to any off-balance sheet arrangements.

Research and Development

For a description of the Company’s research and development policies, see “Item 4. Products” and “Item 4. Innovation.” See also “Item 4. Incentive Programs and Tax Benefits” for a description of certain government programs and policies related to our operations.

Trend information

The recovery of the global economy is subject to a number of factors, most of which remain uncertain.

Global economic activity, after growing at a sustained pace in 2021 despite supply-chain disruptions through most 2021, has started to show signs of slowing down since the beginning of the year, mostly due to the spread of Omicron and other variants of the coronavirus and, subsequently, Russia’s invasion of Ukraine. Inflation has risen almost everywhere, continuing to reflect the increases in energy prices, supply bottlenecks and the recovery in demand, mostly in the United States.

More recently, the resurgence of COVID-19 contagions in parts of the Chinese provinces, Shanghai included, and the related strict lockdown measures imposed by, among others, Shanghai authorities since late March 2022 have been impacting the Group’s manufacturing, logistics and commercial operations in China, as they have resulted in the closure of our manufacturing plant and of some of the Natuzzi points of sales in China, thus blocking our ability to deliver finished products to customers and produce new products. As a consequence of such restrictions, some key customers and supply-chain partners are also experiencing similar challenges and are therefore unable to deliver raw material and industrial components to us or receive our products that we manufactured. In an effort to reduce the impacts of such restrictions, and depending on their duration, the Group has been defining a contingency plan that takes into consideration the potential transfer of part of its Chinese production both to other Group’s plants and external outsourcers.

Following the invasion of Ukraine by the Russian army, much of the international community responded quickly by imposing sanctions on Russia that are unprecedented in severity and scope. The short-term effects of the conflict on global financial markets have been significant and volatility remains high in many market segments. Prices of commodities, especially of energy products, for which Russia holds a considerable share of the global market (such as crude oil and natural gas), have risen further. Consequently, the conflict in Ukraine is exacerbating downside risks to the global economic prospects and upside risks to inflation, as indicated by the most important central banks of Western countries. Such conflict could also have a negative impact on specific sectors, including banking and financial services, aerospace and defense, airline companies, navigation, transportation, information technology, agriculture, luxury goods and tourism as a result of the sanctions imposed against Russia.

Considering the current evolution of the contagion of coronavirus, with particular reference to China, and the uncertainties from the developments of the war in Ukraine, in terms of its duration and intensity and the related inflationary pressure on raw material and energy prices, it is difficult to determine the likely extent of the economic and social effects of the pandemic on international markets and, consequently, on the Group’s results for the rest of the current year.

Total Group’s order flow through the first 15 weeks of 2022 — The robust trend in order backlog (sales orders received and confirmed by the client) that characterized 2021 has continued during the first part of 2022. Total sales orders received and confirmed by our clients during the first 15 weeks of 2022 was up 24.4% compared to the same period of 2021, as a result of an increase of 50.4% for Natuzzi Italia products, an increase of 21.9% for Natuzzi Editions products, an increase of 22.4% for Divani&Divani by Natuzzi products, partially offset by a decrease of 21.1% for unbranded products.

In view of the global dynamics of the contagion and the uncertainties related to its duration, intensity and lockdown measures, as is currently the case in the Shanghai province, also given the inhomogeneous speed of the vaccine coverage in different countries, and the recent invasion of Ukraine by the Russian army and its developments, it is not possible to determine the likely extent of the economic and social effects stemming from these events and, consequently, on the Group’s business for the entire 2022.

Critical Accounting Estimates

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

In 2021, the Company performed the impairment assessment of property, plant and equipment and right-of-use assets included in several cash generating units (CGUs), such as the Italian upholstered furniture plant CGU and certain directly operated retail stores CGUs that presented indicators of impairment. The Company performed the impairment assessment in accordance with its accounting policy discussed above and in further details in Note 4(i) to the Consolidated Financial Statements. Further, the significant assumptions used by the Company in estimating the value in use for such CGUs were the annual sales growth rates used to estimate the forecasted revenue for the years 2022-2026, the weighted average cost of capital rates and the long-term growth rates, all of which were determined at CGU level, including the possible adverse effects deriving from persisting supply-chain disruptions and the geopolitical tensions following the invasion of Ukraine by the Russian army. Such significant assumptions involved a high degree of subjectivity by management and reasonably possible changes to these assumptions had a significant effect on the value in use. Specifically, such assumptions are based on the Company’s future business performances and other forward-looking assumptions that entail significant judgments by management and are heavily impacted by several external events. Finally, cash flow projections for the years 2022-2026 have been derived from the business plan approved by the Board of Directors and forecasts have been developed taking into consideration the track records of actual results reported by the Company.

The significant assumptions that were used in performing the 2021 impairment test for the Italian upholstered furniture plant CGU and certain directly operated retail stores CGUs are as follows:

— Italian upholstered furniture plant: weighted average cost of capital rate 8.89%, long-term growth rate 1.50%, annual sales growth rate 2.62% (average of next five years).

— Directly operated retail stores CGUs located in US: weighted average cost of capital rate 7.47%, long-term growth rate 1.96%, annual sales growth rate 8.36% (average of next five years).

— Directly operated retail stores CGUs located in Italy: weighted average cost of capital rate 8.89%, long-term growth rate 0.73%, annual sales growth rate 3.38% (average of next five years).

— Directly operated retail stores CGUs located in Spain: weighted average cost of capital rate 7.99%, long-term growth rate 0.89%, annual sales growth rate 4.31% (average of next five years).

— Directly operated retail stores CGUs located in UK: weighted average cost of capital rate 7.47%, long-term growth rate 1.60%, annual sales growth rate 7.30% (average of next five years).

As of December 31, 2021, the Company recorded an impairment loss for its property, plant and equipment and right-of-use assets of €1.2 million. See Notes 8 and 9 to the Consolidated Financial Statements.

The following tables show a breakdown of property, plant and equipment based on the cash generating units in which they are included (amounts in thousands of Euro).

	31/12/21	31/12/20
Italian upholstered furniture plant	34,704	32,401
Romanian upholstered furniture plant	19,627	20,626
Brazilian upholstered furniture plant	2,978	3,048
Chinese upholstered furniture plant	2,215	2,654
Others	23,530	26,577
Total	83,054	85,306

Instead, the following tables show a breakdown of right-of-use assets based on geographical location of the cash generating units (mainly directly operated retail stores) in which they are included (amounts in thousands of Euro).

	31/12/21	31/12/20
United States of America	15,853	14,643
Italy	11,977	9,671
Spain	4,809	5,382
United Kingdom	7,625	9,274
China	4,076	5,484
Others	6,415	4,559
Total	50,755	49,013

The deterioration of the macroeconomic environment, worsening of the current conflict in Ukraine and possible future lockdown measures to mitigate the effect of the pandemic, could affect our Italian upholstered furniture plant CGU and certain directly operated retail stores CGUs.

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

In 2021, because some domestic companies and some of foreign subsidiaries realized significant pre-tax losses and were in a cumulative loss position, management did not consider it probable that the deferred tax assets of those companies would be realized in the scheduled reversal periods (see Note 38 to the Consolidated Financial Statements). In making its determination that a deferred tax asset was required, management considered the scheduled reversal of deferred tax liabilities and tax planning strategies but was unable to identify any relevant tax planning strategies available to recognise the deferred tax assets.

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

New Accounting Standards under IFRS

The standards, amendments and interpretations issued by the International Accounting Standards Board (“IASB”) that will have mandatory application in 2022 or subsequent years are listed below.

In May 2017 the IASB issued IFRS 17 “Insurance Contracts” which establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts issued as well as guidance relating to reinsurance contracts held and investment contracts with discretionary participation features issued. IFRS 17 is effective on or after January 1, 2023 with early adoption allowed if IFRS 15 “Revenue from Contracts with Customers” and IFRS 9 “Financial Instruments” are also applied. The IASB issued certain amendments to such standard in June 2020. Natuzzi’s management does not expect any material impact from the adoption of such standard.

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

In July and May 2020, the IASB issued amendments to IAS 1 “Presentation of Financial Statements”. These amendments clarify the following in relation to the classification of liabilities as current or non-current: (i) the right to defer settlement for at least 12 months after the reporting period must have substance and exist at the reporting date – i.e. the requirement for the right to be “unconditional” has been removed; (ii) the classification of liabilities is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and (iii) settlement of a liability includes transferring an entity’s own equity instruments to the counterparty. If a liability has any conversion options that involve a transfer of an entity’s own equity instruments, then these generally affect the liability’s classification as current or non-current, unless these conversion options are recognised as equity under IAS 32. The amendments are effective for annual periods beginning on or after January 1, 2024. Earlier application is permitted. The Group does not expect any material impact from the application of these amendments.

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

In May 2021, the IASB issued amendments to IAS 12 “Income taxes”. These amendments narrow the scope of the initial recognition exemption to exclude transactions that give rise to equal and offsetting temporary differences – e.g., leases and decommissioning liabilities. For leases and decommissioning liabilities, the associated deferred tax asset and liabilities will need to be recognised from the beginning of the earliest comparative period presented, with any cumulative effect recognised as an adjustment to retained earnings or other components of equity at that date. For all other transactions, the amendments apply to transactions that occur after the beginning of the earliest comparative period presented. Such amendments apply for annual reporting periods beginning on or after January 1, 2023. Early adoption is permitted. The Group does not expect any material impact from the application of these amendments.

In December 2021, the IASB published an amendment to IFRS 17 “Insurance Contracts: Initial Application of IFRS 17 and IFRS 9 – Comparative Information”. This amendment adds a new transition option to IFRS 17 (the “classification overlay”) to alleviate operational complexities and one-time accounting mismatches in comparative information between insurance contract liabilities and related financial assets on the initial application of IFRS 17. It allows presentation of comparative information about financial assets to be presented in a manner that is more consistent with IFRS 9 “Financial Instruments”. The amendment is effective on or after January 1, 2023. Natuzzi’s management has concluded that such standard is not applicable to the Group.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

As of the date of this Annual Report, the Board of Directors consists of seven members, who were elected at the Company’s annual general shareholders’ meeting held on May 7, 2021 for a three-year period.

Following the Company’s annual general shareholders’ meeting, the Board of Directors approved a new governance set up with the goal to strengthen the Company’s competitive position in the global luxury furniture market and to increase the efficiency of the Company’s operating model. The Board of Directors appointed Mr. Antonio Achille as the Company’s CEO.

As of the date of this Annual Report, the directors and senior executive officers of the Company are as follows:

Name	Age	Position within the Company
Pasquale Natuzzi	82	Executive Chairman of the Board of Directors and Chief Omnichannel Commercial Officer
Antonio Achille	50	CEO, Executive Director; ad interim roles: Chief Operations Officer, Global Retail Excellence Director, Regional Manager West & South Europe
Antonia Isabella Perrone	53	Non-executive Director
Marco Caneva	53	Non-executive Director
Giuseppe Antonio D’Angelo	57	Non-executive Director
Alessandro Musella	52	Non-executive Director
Pasquale Junior Natuzzi	32	Chief Brand Officer Natuzzi Italia, Chief Creative Officer and Regional Manager Emerging Markets, Executive Director
Cosimo Bardi	47	Chief Brand Officer Natuzzi Editions
Giuseppe Cacciapaglia	54	Chief Accounting Officer
Pirluigi Binetti	47	Chief Auditor
Pierangelo Colacicco	53	Chief Technology & Digital Innovation Officer
Mario de Gennaro	56	Chief HR, Organization & Legal Officer
Umberto Longobardo	56	Chief Quality & Customer Care Officer
Domenico Ricchiuti	46	Chief Product Development & Process Innovation
Matteo Sambugaro	36	Chief Strategic Planning & Transformation Officer
Giovanni Tucci	51	Global Key Account Director
Ottavio Milano	56	Regional Manager Central & South Americas
Jason Camp	52	Regional Manager North Americas
Mina Ciccarone	48	Regional Manager APAC – Greater China, Hong Kong & Macau

Pasquale Natuzzi is the Executive Chairman of the Board of Directors. He founded the Company in 1959. He held the title of sole director of the Company from its incorporation in 1972 until 1991, when he became the Chairman of the Board of Directors. He has creative skills and is directly involved with brand development and product styling. He takes care of strategic partnerships with existing and new accounts. From the end of 2019, he has also been the Chief Omnichannel Commercial Officer.

Antonio Achille is the Chief Executive Officer and an executive director. He is also the ad interim Chief Operations Officer, Regional Manager for West & South Europe and Global Retail Excellence Director. He joined the Company from McKinsey where he was Senior Partner and Global Head of the Luxury Sector. For 25 years, he has been supporting international groups on strategy, digital, retail, organization, supply chain, growth acceleration and operational improvement. In his role as CEO, he focuses on the execution of all the activities required to foster the Natuzzi Group’s growth and to enhance its margin generation.

Antonia Isabella Perrone is a non-executive director of the Company. In 1998, she was appointed sole director of a company in the agricultural-food sector, wholly owned by the Natuzzi Family. She joined the Group in 1994, dealing with marketing and communication for the Italian market under the scope of retail development management until 1997. She has been married to Pasquale Natuzzi since 1997.

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

Giuseppe Antonio D’Angelo is a non-executive director of the Company. He is also Executive Vice President of Anglo-America & CIS regions with Ferrero International SA. Before joining Ferrero in 2009, he acquired significant international experience in general management of multinational companies such as General Mills (from 1997 to 2009), S.C. Johnson & Son (from 1991 to 1997) and Procter & Gamble (from 1989 to 1991). He earned his Bachelor of Arts degree in Economics from LUISS University of Rome in 1988. He received certification from Harvard Business School in the Advanced Management Program in 2004.

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

Pasquale Junior Natuzzi is the Chief Brand Officer Natuzzi Italia, the Chief Creative Officer, the Regional Manager Emerging Markets and an executive director. He is responsible for defining the Group’s strategy with regard to style and creativity and the development of new products (also as a result of collaborations with internationally well-known designers), managing the transformation of the Company from a furniture player to a lifestyle brand. He is a member of the National Council of Assarredo, the Italian Association representing furniture companies, and oversees FederLegnoArredo Sustainability Task Force (design, sustainability, and synergies for the leadership of the Italian wood/furniture sector). He is the son of Pasquale Natuzzi.

Cosimo Bardi is the Chief Brand Officer Natuzzi Editions. He is responsible for the positioning and performance of the Natuzzi Editions brand and the customer experience. He joined the Group in 2004 and built his professional career in roles of ever-increasing responsibility. In 2016 he was Chief Style & Merchandising Officer and focused on achieving strategic goals of the Natuzzi brand through the definition and management of the Natuzzi product range. From 2018 to 2021, he was Global Merchandising & Business Development Wholesale Channel Director.

Giuseppe Cacciapaglia is the Chief Accounting Officer of the Company. He joined the Group in 1996 and has covered several relevant roles in the last 25 years. Before being appointed as the Global Financial Statement and Tax Director of the Company in 2017, he was Chief Financial Officer of Natuzzi China and Chief Internal Audit Officer of the Company.

Pierluigi Binetti is the Chief Auditor of the Group. He joined the Group in June 2020 and is responsible for providing assurance to the Board of Directors and the Audit Committee that the Group’s processes and internal controls are effective and properly designed to mitigate key business risks. In addition, he is responsible for providing assurance over design and effectiveness of key controls relevant for SOX. During his professional career, he has covered different roles in providing assurance services in primary audit firms, mainly in KPMG S.p.A.

Pierangelo Colacicco is the Chief Technology & Digital Innovation Officer of the Group. He is responsible for upgrading the Group’s mindset from traditional to digital through the discovery, adoption and implementation of innovative technologies that make processes simpler while improving customer satisfaction and making the brand more competitive. From 2014 to 2018, he was Chief Information Officer (CIO), Process and Organization Director, and from 2007 to 2014 he was CIO of the Group. He joined the Company’s HR & Organization department in 1994. In 1996, he served as a software specialist in the IT department. From 2000 to 2007, he was the IT manager for all sales and distribution processes.

Mario de Gennaro is the Chief HR, Organization & Legal Officer of the Group. He joined the Company in September 2021. Mario has a broad experience in the whole human resources field. He has had several leadership roles in multinational companies such as Unilever, Cementir, ILVA and SEDA Packaging Group.

Umberto Longobardo is the Chief Quality & Customer Care Officer of the Group. He joined the Company in January 2017 and is responsible for the worldwide quality and customer care departments that include order management, credit collection and claims management. He started his career in Nuovo Pignone S.p.A. (General Electric) as Plant Quality Manager, then served as Plant Manufacturing & Maintenance Manager in 2001. He formerly worked at Indesit S.p.A., where he held positions of increasing responsibility such as Plant Quality Control Manager, Plant Operations Manager and Returns Manager. In 2008, he joined Gucci Logistics S.p.A. - Kering Group, a global Luxury Group representing Gucci, Bottega Veneta, Saint Laurant, Stella McCartney and other companies. He developed his career in the field of Quality Management and After Sales, including worldwide Quality & After Sales Service Director. He holds a degree in Mechanical Engineering.

Domenico Ricchiuti has been the Chief Product Development & Process Innovation of the Group starting from March 2020. He joined the Group in 2009 as Total Quality and Lean Manager and built his professional career in roles of ever-increasing responsibility in process and product improvement projects. In 2018, he became Product Development and Innovation Director for all product categories with the goal of coordinating all the processes and activities related to product innovation, development, and industrialization.

Matteo Sambugaro is the Chief Strategic Planning & Transformation Officer. He is responsible for managing the Transformation Team’s activities with the goal of coordinating and ensuring the implementation of the initiatives defined into the multi-year Transformation Plan. He joined the Group in January 2019 as Senior Professional Strategy & Business Plan Execution, after over nine years of experience in strategy consulting, of which 8 years at Roland Berger, one of the most prestigious strategy consulting firms worldwide. In his career Matteo has worked on more than 30 projects for multinational companies in the United States, Germany, Italy, Austria and the Netherlands. He holds a master’s degree in Statistics and Management. He studied at the University of Padova (Italy), Aarhus Business School (Denmark) and HAAS School of Business at the University of California Berkeley (United States).

Giovanni Tucci is the Global Key Account Director of the Group. He joined the Group in January 2013 in the same business division for the sole EMEA region and then obtained global responsibilities in 2016. He brings many years of experience in marketing, merchandising and sales in both the automotive and wholesale furniture industries to the Group. He currently focuses on restructuring sales and margins at worldwide level with the largest global retailers and wholesalers, through an evolved global manufacturing proposal. He holds a bachelor’s degree in Economics and Business Administration and also achieved flying CPL licenses as part of his aeronautical career.

Ottavio Milano is the Regional Manager Central & South Americas. He joined the Group in 1992 and has worked with the Natuzzi Group for over twenty years. He has held roles of increasing responsibility as Controlling Director, General Manager of Natco S.p.A., CEO of Italsofa Nordeste S.A. and Chief Commercial Officer of South Americas.

Jason Camp is the Regional Manager North Americas. He has over 20 years of experience in the furniture industry. He has worked at Bassett Furniture as Senior Vice President Retail and at Restoration Hardware, where he held roles of ever-increasing responsibility until becoming Chief Merchandising Officer Omnichannel.

Mina Ciccarone is the Regional Manager APAC - China, Hong Kong & Macau. She joined the Group in 1997. She is responsible for achieving business goals for the Region and the Rest of APAC. She also supports the Company in its commercial relationship with the management of the joint venture in China in order to meet the sales objectives that are defined with our joint venture partner. In addition, she helps to ensure the satisfaction of our joint venture management and partner and the implementation of the Group’s retail operating model.

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

Aggregate compensation paid by the Group to the directors and officers was approximately €3 million in 2021.

The base compensation recognized in 2021 to each member of the Board of Directors as member of the Board of Directors is set forth below:

Name	Base Compensation
Pasquale Natuzzi	€80,000.00
Antonio Achille	€215,831.00
Pasquale Junior Natuzzi	€25,000.00
Antonia Isabella Perrone	€25,000.00
Marco Caneva	€27,500.00
Giuseppe Antonio D’Angelo	€30,000.00
Alessandro Musella	€27,500.00

For the year 2021, approximately 61 directors and managers around the world were selected to participate in the management by objectives (“MBO”) incentive system. The Company, however, due to the COVID-19 pandemic, decided to suspend the payment of any form of bonus linked to the MBO system.

Statutory Auditors

During 2021, the Company’s statutory auditors received approximately €0.1 million in compensation in the aggregate for their services to the Company and its Italian subsidiaries. At the Company’s annual general shareholders’ meeting on April 29, 2019, the following individuals were elected to the Company’s board of statutory auditors for a three-year term. The board consists of three members, one of which is the chairman, and two alternates. None of our statutory auditors is party to a contract with the Company that would entitle such person to benefits upon the termination of service as a statutory auditor.

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

Employees

The following table illustrates the breakdown of the Group’s employees by qualification and location for the periods indicated:

	As of December 31			Change	Change
Qualification	2021	2020	2019	2021/2020	2020/2019
Top managers	40	43	46	(3)	(3)
Middle managers	203	202	202	1	—
Clerks	804	823	874	(19)	(51)
Laborers	3,215	3,278	3,493	(63)	(215)
Total	4,262	4,346	4,615	(84)	(269)

	As of December 31			Change	Change
Location	2021	2020	2019	2021/2020	2020/2019
Italy	2,181	2,250	2,278	(69)	(28)
Outside Italy	2,081	2,096	2,337	(15)	(241)
Total	4,262	4,346	4,615	(84)	(269)

In 2021, 26 workers have voluntarily left the Company.

Starting from March 2020, the Company had adopted, in agreement with the trade unions, certain social safety nets made available by the Italian Government to mitigate the impacts of the COVID-19 pandemic. This led to a suspension of the Solidarity Facility and the CIGS which, as a result, have been extended until November 2021 and February 2022, respectively. In November 2021, the Company and the relevant trade unions and Italian authorities agreed to extend the scope of the Solidarity Facility through November 2023. Additionally, in February 2022, the Company and the relevant trade unions and Italian authorities signed an agreement allowing the Company to benefit from CIGS for up to 463 workers employed at the plant located in Altamura until mid-February 2023.

Share Ownership

Mr. Pasquale Natuzzi, founder of the Company and Executive Chairman of the Board of Directors, as of the date of this Annual Report, beneficially owns an aggregate amount of 30,967,521 Ordinary Shares, representing 56.5% of the Ordinary Shares outstanding (61.6% of the Ordinary Shares outstanding if the 5.1% of the Ordinary Shares owned by the Natuzzi Family are aggregated).

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

On July 30, 2014, INVEST 2003 S.r.l. completed the purchase of 500,000 ADSs, each representing one Ordinary Share at the time of purchase, at a price of U.S. $2.75 per ADS. The purchase was privately negotiated with a single individual and was effected through an escrow arrangement with BNY Mellon. For more information, refer to Schedule 13D (Amendment No. 2), filed with the SEC on September 14, 2014, that amends and supplements the Schedule 13D, filed with the SEC on April 24, 2008 (as amended by Amendment No. 1 filed on April 8, 2013 (“Amendment No. 1”).

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

On February 8, 2019, the Board of Directors approved a change in the ratio of its ADSs to Ordinary Shares, from one ADS representing one Ordinary Share, to one ADS representing five Ordinary Shares. The effective date of the ratio change was February 21, 2019. There were 4,361,981 ADSs (equivalent to 21,809,905 Ordinary Shares) outstanding as of February 21, 2019.

None of the other directors or officers own 1% or more of the Company’s Ordinary Shares or ADSs. None of the Company’s directors or officers has stock options. The Board of Directors expects to discuss the adoption of a stock option plan in the near future.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth information, as of the date of this Annual Report, with respect to each person who beneficially owns 5% or more of the Company’s Ordinary Shares or ADSs:

	Number of Ordinary Shares owned	Percent owned
Pasquale Natuzzi (1)	30,967,521	56.5%
Mr. David L. Kanen (2)	5,480,700	10.0%

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
(2)
Aggregate amount beneficially owned by Kanen Wealth Management LLC (“KWM”) based on the Form 13F for the quarter ended December 31, 2021, filed by KWM with the SEC on February 15, 2022. Mr. Kanen is the managing member of KWM.

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

As of March 31, 2022, 54,853,045 Ordinary Shares were outstanding. As of the same date, there were 4,362,652 ADSs (equivalent to 21,813,260 Ordinary Shares) outstanding. The ADSs represented 39.8% of the total number of Natuzzi Ordinary Shares issued and outstanding.

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

Related Party Transactions

The table below sets forth information about transactions entered into with related parties as at December 31, 2021 and 2020 are set forth, in millions of Euro. See Note 43 to the Consolidated Financial Statements for further details.

	31/12/2021	31/12/2020
Sales	52.3	41.6
Expenses	0.1	0.4
Amount owned by related parties	8.0	7.2
Amounts due to related parties	—	—

The Parent used the legal services of BonelliErede law firm, of which one of the Parent’s director is a partner, mainly for assistance with management advisory and with the request for a long-term loan and the sale of certain non-current assets, for a total fee amounting to €0.1 million and €0.4 million for the years ended December 31, 2021 and 2020, respectively. Amounts were billed based on market rates for such services and were due and payable under normal payment terms. See Note 43 to the Consolidated Financial Statements.

In light of the extraordinary challenges imposed by COVID-19 on the Group, on February 28, 2020, the Parent’s majority shareholder entered into an agreement with the Parent setting forth its undertaking, should the Parent so request, to make advance payments of up to €15.0 million to satisfy the subscription price of a future rights issue. On February 28, 2020, the Parent requested an initial payment of €2.5 million which it received on March 2, 2020. In December 2021, the Parent’s management decided that the rights issue will no longer take place. Therefore, as of December 31, 2021, the amount of €2.5 million to be paid back to the majority shareholder has been included in the caption “Other payables” of the statement of financial position. See Note 27 to the Consolidated Financial Statements.

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

ITEM 8. FINANCIAL INFORMATION

Consolidated Financial Statements

Please refer to “Item 18. Financial Statements” of this Annual Report.

Export Sales

Sales of upholstery products manufactured in Italy and sold outside Italy totaled €148.2 million in 2021, up 46.2% from €101.4 million in 2020. This figure represents 39.6% of the Group’s 2021 net leather and fabric-upholstered furniture sales (36.2% in 2020).

Legal and Governmental Proceedings

The Group is involved in legal and tax proceedings, including several minor claims and legal actions, arising in the ordinary course of business. The provision recorded against these claims is €9.6 million as of December 31, 2021 (€13.2 million as of December 31, 2020). See “Item 3. Key Information—Risk factors” and Note 23 to the Consolidated Financial Statements.

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

Dividends

Although the Group reported a profit for the year 2021, the Company decided not to distribute any dividend for the year ended December 31, 2021, as it first needs to replenish a non-distributable reserve that has been reduced due to accumulated losses in prior years. The Group has also not paid dividends in any of the prior three fiscal years.

The payment of future dividends will depend on the Company’s earnings and financial condition, capital requirements, governmental regulations and policies and other factors. Accordingly, there can be no assurance that dividends in future years will be paid at a rate similar to dividends paid in past years or at all.

Dividends paid to owners of ADSs or Ordinary Shares who are U.S. residents qualifying under the Income Tax Convention will generally be subject to Italian withholding tax at a maximum rate of 15%, provided that certain certifications are given timely. As a result of recent changes to the foreign tax credit rules, for taxable years beginning after December 28, 2021, any Italian income tax withheld from dividends on our ordinary shares or ADSs is unlikely to be treated as creditable unless U.S. owners are eligible for and elect benefits under the current income tax convention between the United States and Italy (the “Income Tax Convention”). See “Item 10. Additional Information—Taxation—Taxation of Dividends.”

ITEM 9. THE OFFER AND LISTING

Trading Markets

Natuzzi’s Ordinary Shares are listed on the NYSE in the form of ADSs under the symbol “NTZ”. Neither the Company’s Ordinary Shares nor its ADSs are listed on a securities exchange outside the United States. BNY Mellon is the Company’s Depositary for purposes of issuing the American Depositary Shares evidencing ADSs. Trading in the ADSs on the NYSE commenced on May 13, 1993.

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

In addition, from March 17, 2020 to August 12, 2020, the Company was not in compliance with the NYSE’s continued listing standard set forth in Section 802.01(b) of the NYSE Listed Company Manual, which requires the Company to maintain an average global market capitalization of not less than US$15 million over a consecutive 30-trading day period (the “Capitalization Standard”). On August 12, 2020, the Company was notified by the NYSE that, since the Company’s average market capitalization was above US$15 million over a consecutive 30-trading day period, the Company was no longer at an immediate risk of suspension and delisting. The NYSE will continue to monitor the average market capitalization daily to ensure compliance with Capitalization Standard. As of April 21, 2022, the Company’s market capitalization was USD 142.6 million.

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

The Company is registered with the Companies’ Registry of Bari at No. 03513760722, with its registered office in Santeramo in Colle (Bari), Italy.

As set forth in Article 3 of the By-laws, the Company’s corporate purpose is the production, marketing and sale of sofas, armchairs, furniture in general and raw materials used for their production. The Company is generally authorized to take any actions necessary or useful to achieve its corporate purpose.

Authorization of Shares — At the extraordinary shareholders’ meeting of the Company held on July 23, 2004, the shareholders authorized the Company’s board of directors to carry out, within five years from the registration of the aforementioned resolution in the Companies’ Registry, a free capital increase of up to €500,000, and a capital increase against payment of up to €3.0 million to be issued, in connection with the grant of stock options to employees of the Company and of other Group companies. On January 24, 2006 the Company’s board of directors, in accordance with the Regulations of the “Natuzzi Stock Incentive Plan 2004-2009” (which was approved by the board of directors in a meeting held on July 23, 2004), decided to issue without consideration 56,910 new Ordinary Shares in favor of the beneficiary employees. Consequently, the number of Ordinary Shares increased on the same date from 54,681,628 to 54,738,538. On January 23, 2007, the Company’s board of directors, in accordance with the Regulations of the “Natuzzi Stock Incentive Plan 2004-2009,” decided to issue without consideration 85,689 new Ordinary Shares in favor of beneficiary employees. Consequently, the number of Ordinary Shares increased on the same date from 54,738,538 to 54,824,227. On January 24, 2008 the Company’s board of directors, in accordance with the Regulations of the “Natuzzi Stock Incentive Plan 2004-2009,” decided to issue without consideration 28,818 new Ordinary Shares in favor of the beneficiary employees. Consequently, the number of Ordinary Shares increased on the same date from 54,824,227 to 54,853,045, the current number.

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

The board of directors must appoint a chairman (presidente) and may appoint a vice-chairman, in the event they have not been appointed by the shareholders at the ordinary shareholders’ meeting. The chairman of the board of directors is the legal representative of the Company. The board of directors may delegate certain powers to one or more managing directors (amministratori delegati), determine the nature and scope of the powers delegated to each director and revoke such delegation at any time. The managing directors must report to the board of directors and the board of statutory auditors at least every 180 days on the Company’s business and the main transactions carried out by the Company or by its subsidiaries.

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

Extraordinary shareholders’ meetings may be called to vote on proposed amendments to the By-laws, issuance of convertible debentures, mergers and de-mergers, capital increases and reductions, when such resolutions may not be taken by the board of directors and any matter the resolution or authorization of which is entrusted to them by law or the By-laws. Liquidation of the Company must be resolved by an extraordinary shareholders’ meeting.

The notice of a shareholders’ meeting of the Company may specify two or more meeting dates for an ordinary or extraordinary shareholders’ meeting; such meeting dates are generally referred to as “calls.”

The quorum for an ordinary shareholders’ meeting of the Company is 50% of the Ordinary Shares, and resolutions are adopted by the majority of Ordinary Shares present or represented. At an adjourned ordinary meeting, no quorum is required, and the resolutions are carried by the majority of Ordinary Shares present or represented. Certain matters, such as amendments to the By-laws, the issuance of shares, the issuance of convertible debentures, mergers and de-mergers, may only be resolved upon at an extraordinary meeting, at which special voting rules apply. Resolutions at an extraordinary meeting of the Company are adopted, on first call, by a majority of the Ordinary Shares. An adjourned extraordinary meeting is validly held with a quorum of one-third of the issued shares and its resolutions are carried by a majority of at least two-thirds of the holders of shares present or represented at such meeting. In addition, certain matters (such as a change in purpose or corporate form of the company, de-mergers, mergers, the transfer of its registered office outside Italy, its liquidation prior to the term set forth in its By-laws, the extension of the term, the revocation of liquidation and the issuance of preference shares) are approved by the holders of more than two-thirds of the shares present and represented at such meeting that must also represent more than one-third of the issued shares.

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

Purchase of Shares by the Company — The Company is allowed to purchase shares, subject to certain conditions and limitations provided for by Italian law. Shares may be purchased out of profits available for dividends and out of distributable reserves, in each case as appearing on the latest stand-alone financial statements approved by the Company’s shareholders’ meeting. Further, the Company may only repurchase fully paid-in shares. Such purchases must be authorized by the ordinary shareholders’ meeting. The aggregate purchase price of such shares may not exceed the distributable dividends and the earnings reserve specifically approved by shareholders. Shares held in violation of the above conditions and limitations must be sold within one year of the date of purchase. Similar limitations apply with respect to purchases of the Company’s shares by its subsidiaries.

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

Material Contracts

The Company is not a party to any material contract, other than contracts entered into in the ordinary course of business and the contracts described immediately below:

—
The Company entered into a joint venture contract with Jason Furniture (Hangzhou) Co., Ltd. (“Kuka”) on March 22, 2018 (the “Joint Venture Agreement”) under which the Company’s wholly-owned Chinese subsidiary, Natuzzi Trading (Shanghai) Co., Ltd. (“Natuzzi Trading Shanghai”) would become a joint venture (the “Joint Venture”). On July 27, 2018, the Company completed the transactions contemplated by the Joint Venture Agreement. As a result of the completion of these transactions, the Company’s wholly-owned Chinese subsidiary, Natuzzi Trading (Shanghai) Co., Ltd. (“Trading Co.”), became a joint venture in which each of the Company and Kuka currently owns a 49% and 51% stake, respectively. Kuka invested €65 million to acquire its stake in Trading Co. The Joint Venture distributes Natuzzi Italia and Natuzzi Editions branded products through a network of single-brand directly operated stores and franchise stores in Mainland China, Hong Kong and Macau, as well as through online stores. The Joint Venture Agreement is attached as Exhibit 4.1 to this Annual Report.
—
On February 28, 2020, in light of the extraordinary challenges faced by the Group due to the COVID-19 pandemic, the Company entered into an agreement with INVEST 2003 S.r.l., its majority shareholder, setting forth the undertaking of such shareholder, upon request of the Company, to make advance payments of up to €15.0 million to satisfy the subscription price of a future rights issue. The agreement further provides that any such advance payments are subject to repayment unless a rights issue in a minimum amount of €15.0 million is approved by the Company’s shareholders and completed before year end. This agreement is attached as Exhibit 4.2 to this Annual Report.
—
The Securitization Facility with Muttley S.r.l., and concerning Banca IMI, Intesa San Paolo for the non-recourse factoring of export-related financial receivables for €40.0 million, dated July 22, 2020. The Securitization Facility is attached as Exhibit 4.3 to this Annual Report.
—
On March 2021 the Company and Vita entered into the IMPE Purchase Agreement, whereby Vita Italy S.r.l., a wholly owned subsidiary of Vita, acquired IMPE against a payment of €6.1 million, subject to customary purchase price adjustments and warranties. The IMPE Purchase Agreement is attached as Exhibit 4.4 to this Annual Report.
—
On November 4 and November 5, 2021 the Company, along with trade unions and Italian relevant authorities, entered into two agreements to extend the scope of the Solidarity Facility until November 7, 2023. These agreements are attached as Exhibit 4.5 to this Annual Report.

—
On February 8, 2022, the Company along with the relevant trade unions and Italian authorities entered into an agreement to allow the Company to benefit from CIGS or up to 463 employees until February 13, 2022. This agreement is attached as Exhibit 4.6 to this Annual Report.

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

Certain requirements however are imposed by law. Regulations on the use of cash and bearer securities are contained in legislative decree No. 231 of November 21, 2007, as amended from time to time (the “Decree 231”), which implemented in Italy the European directive on anti-money laundering 2005/60/EC (replaced by directive (EU) 2015/849, as amended by directive (EU) 2018/843 and directive (EU) 2019/2177). Such legislation requires that, subject to certain exceptions, transfers of cash or bearer instruments in Euro or in foreign currency, effected for whatsoever reason between different parties, shall be carried out by means of credit institutions, Poste Italiane S.p.A., electronic money institutions and payment institutions providing payment services which are different from those indicated under Article 1, paragraph 1, letter b), number 6) of legislative decree No. 11 of January 27, 2010 when the total amount to be transferred is equal to or higher than €2,000. Such limit will be decreased to €1,000 from January 1, 2023. Cash remittance services are subject to a €1,000 limit. Credit institutions and the other intermediaries effecting such transactions on behalf of residents or non-residents of Italy are required to maintain records of such transactions for 10 years after the end of the relevant business relationship or the closing of the relevant transaction. Such records may be inspected at any time by the competent Italian authorities.

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

For purposes of the summary, U.S. Holders who are considered residents of the United States for purposes of the Income Tax Convention, and are not subject to an anti-treaty shopping provision that applies in limited circumstances, are referred to as “U.S. owners”. Beneficial owners who are citizens or residents of the United States, corporations organized under U.S. law, and U.S. partnerships, estates or trusts (to the extent their income is subject to U.S. tax either directly or in the hands of partners or beneficiaries) generally will be considered to be residents of the United States under the Income Tax Convention. Special rules apply to U.S. owners who are also residents of Italy, according to the Income Tax Convention.

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

Dividends will generally constitute foreign-source “passive category” income for U.S. tax purposes. As a result of recent changes to the U.S. foreign tax credit rules, for taxable years beginning after December 28, 2021, Italian tax generally will need to satisfy certain additional requirements in order to be considered a creditable tax for a U.S. Holder, except in the case of a U.S. Holder that is eligible for, and properly claims, the benefits of the Income Tax Convention. We have not determined whether these requirements have been met, and, accordingly, no assurance can be given that any Italian withholding tax will be creditable. The calculation of foreign tax credits involves the application of rules that depend on a U.S. Holder’s particular circumstances. U.S. holders are urged to consult their tax advisors whether, and to what extent, a foreign tax credit will be available in light of their particular circumstances.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the Ordinary Shares or ADSs will be subject to taxation at reduced rates if the dividends are “qualified dividends”. Dividends paid on the Ordinary Shares or ADSs will be treated as qualified dividends if (i) the Company is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The Income Tax Convention has been approved for the purposes of the qualified dividend rules, and the Company believes it is eligible for the benefits of the Income Tax Convention. Based on the Company’s financial statements and relevant market and shareholder data, the Company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2020 or 2021 taxable year. In addition, based on the Company’s financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC for its 2022 taxable year.

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

Based on the financial statements and relevant market and shareholder data, the Company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2021 taxable year. In addition, based on the Company’s financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC for its 2022 taxable year or the foreseeable future. However, the determination of whether the Company is a PFIC must be made annually based on the facts and circumstances at that time, including the valuation of its assets, including goodwill and other intangible assets (which may be determined, in part, by reference to the market price of ADSs, which could be volatile). Accordingly, the Company cannot be certain that it will not be a PFIC in the current year or in future years. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax considerations if the Company is classified as a PFIC.

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

Documents on Display

The Company is subject to the information reporting requirements of the Exchange applicable to foreign private issuers. In accordance therewith, the Company is required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we have been required to make filings with the SEC by electronic means since November 4, 2002. Any filings we make electronically will be available to the public over the Internet at the SEC’s website at http://www.sec.gov. The Form 20-F and reports and other information filed by the Company with the SEC will also be available for inspection by ADS holders at the offices of BNY Mellon - Issuer Services – Depositary Receipts at 240 Greenwich Street, New York, NY 10286.

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

Exchange Rate Risk — The Group’s foreign exchange rate risks in 2021 arose principally in connection with the U.S. dollars, British pounds, Euro (for the Company’s subsidiary located in Eastern Europe), Australian dollars, Japanese yen, Canadian dollars and Swedish kroner, as well as in connection with Chinese yuan, Romanian Leu, Brazilian Reais, Mexican Peso and Russian Rubles, for the Company’s subsidiaries operating in currencies different from the Euro.

The recent political instability following the Russian invasion of Ukraine in February 2022 and the economic sanctions imposed against Russia as a result thereof, while causing tensions on prices of some raw materials and energy, should not, according to management, have significant effects on business of the Group. Consolidated sales from Russia and Ukraine represented less than 1% of the Group’s consolidated revenue in each of the 2021, 2020 and 2019, therefore, any loss in turnover would have a marginal impact on the Group’s plans and on expected cash flows in 2022.

As of December 31, 2021, the Company was a party to a number of currency forward contracts, all of which are designed to hedge future cash flows from accounts receivables and sales orders denominated in different currencies. The Group does not use such foreign exchange contracts for speculative trading purposes. As of December 31, 2021 and 2020, the notional amount in Euro terms of all of the Group’s outstanding currency forward contracts totaled €51.3 million and €26.3 million, respectively.

The tables below summarize (in thousands of Euro equivalent) the contractual amounts of currency forward contracts intended to hedge future cash flows from accounts receivable and sales orders as of December 31, 2021 and 2020:

	December 31,
	2021	2020
U.S. dollars	20,532	854
British pounds	14,723	8,760
Euro*	12,192	11,385
Australian dollars	1,826	1,459
Japanese yen	1,152	1,293
Canadian dollars	812	2,301
Swedish kroner	99	203
Total	51,336	26,255

* Used by the Group’s Romanian subsidiary to hedge its net collections denominated in Euro vs. RON.

All of these forward contracts had various maturities extending through June 2022.

As of December 31, 2021, these forward contracts had a net unrealized loss of €0.6 million, compared to a net unrealized loss of €0.1 million as of December 31, 2020. The Group recorded this amount in “net exchange rate gains/(losses)” in its Consolidated Financial Statements.

The following tables present information regarding the contract amount in thousands of Euro equivalent and the estimated fair value of all of the Group’s foreign exchange contracts: contracts with unrealized gains are presented as “assets” and contracts with unrealized losses are presented as “liabilities.”

	December 31, 2021		December 31, 2020
	Contract Amount	Unrealized gains (losses)	Contract Amount	Unrealized gains (losses)
Assets	18,159	96	12,587	112
Liabilities	33,177	(691)	13,668	(253)
Total	51,336	(595)	26,255	(141)

As of December 31, 2021, the potential loss in fair value of all of the Group’s forward contracts outstanding that would have resulted from a hypothetical, instantaneous and unfavorable 10% change in currency exchange rates would have been approximately €6.2 million.

For the accounting of transactions entered into in an effort to reduce the Group’s exchange rate risks, see Notes 4(s) and 29 to the Consolidated Financial Statements. For further details about the Group’s exposure to currency risk, see Note 30(C)(iv) to the Consolidated Financial Statements.

Interest Rate Risk — To a significantly lesser extent, the Group is also exposed to interest rate risk. As of December 31, 2021, the Group had €53.6 million (equivalent to 13.7% of the Group’s total assets as of the same date) in debt outstanding (Bank overdrafts and short-term borrowings plus long-term debt, including the current portion of such debt), which is for the most part subject to floating interest rates. See Notes 19, 25 and 30(C)(iv) to the Consolidated Financial Statements.

The potential increase in interest expenses on the Group’s total debt (bank overdrafts and long-term debt, including their current portion) that would have resulted from a hypothetical, instantaneous and unfavorable 1.0% increase in the interest rates of the Group’s total debt outstanding as of December 31, 2021 would have been approximately €0.8 million.

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

Fees payable by the Depositary to the Company

i) Fees incurred in past annual period — From January 1, 2021 to December 31, 2021, the Depositary waived a total of $311.27 in administrative fees for routine corporate actions including services relating to Natuzzi’s annual general meeting of shareholders.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures — The Company carried out an evaluation under the supervision and with the participation of Company’s management, including its Chief Executive Officer and Chief Accounting Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2021. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on the Company’s evaluation of its disclosure controls and procedures, our Chief Executive Officer and Chief Accounting Officer concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2021 to provide reasonable assurance that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s applicable rules and forms, and that it is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Accounting Officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control Over Financial Reporting — The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15 (f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Even when determined to be effective, they can provide only reasonable assurance regarding the reliability of financial reporting and the preparation and presentation of financial statements. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. To assess the effectiveness of the Company’s internal control over financial reporting, Company’s management, including its Chief Executive Officer and Chief Accounting Officer, used the criteria described in “2013 Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management assessed the effectiveness of its internal control over financial reporting as of December 31, 2021. Based on such assessment, the Company’s management has concluded that as of December 31, 2021, the Company’s internal control over financial reporting was effective and that there were no material weaknesses in the Company’s internal control over financial reporting.

The effectiveness of internal control over financial reporting as of December 31, 2021, has been audited by KPMG S.p.A., an independent registered public accounting firm, as stated in their report on the Company’s internal control over financial reporting which follows below.

(c) Attestation Report of the Registered Public Accounting Firm — The attestation report of KPMG S.p.A., an independent registered public accounting firm, is included in Item 18 of this Annual Report and appears on pages F-1 and F-2 of this Annual Report.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our independent registered public accounting firm is KPMG S.p.A., Bari, Italy (headquartered in Milan, Italy). PCAOB ID: 1048.

KPMG S.p.A. (“KPMG”) served as Natuzzi S.p.A.’s principal independent registered public auditor for fiscal years 2021 and 2020, for which it audited the consolidated financial statements for the years ended December 31, 2021 and 2020 included in this Annual Report.

The following table sets forth the aggregate fees billed and billable to the Company by KPMG in Italy and abroad during the fiscal years ended December 31, 2021 and 2020, for audit fees, audit–related fees, tax fees and all other fees for audit.

	2021	2020
	(Expressed in thousands of euros)
Audit fees	934	750
Audit-related fees	—	—
Tax fees	10	10
All Other fees	—	—
Total fees	944	760

The increase in the audit fees is exclusively related to the status of accelerated filer acquired by the Company in 2021 (the Company was a non-accelerated filer in 2020).

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

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
—
the board of statutory auditors, in accordance with applicable Italian law and the Company’s governing documents, is responsible, to the extent permitted by Italian law, for the appointment, retention and oversight of the work (including, to the extent permitted by law, the resolution of disagreements between management and the auditor regarding financial reporting) of any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company; and
—
to the extent permitted by Italian law, the audit committee requirements of paragraphs (b)(3), (b)(4) and (b)(5) of Rule 10A-3 apply to the board of statutory auditors.

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

From January 1, 2014 to December 31, 2021 no purchases were made by or on behalf of the Company or any other affiliated purchaser of the Company’s Ordinary Shares or ADSs.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

Under NYSE rules, the Company is permitted, as a listed foreign private issuer, to adhere to the corporate governance rules of its home country in lieu of certain NYSE corporate governance rules.

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

Our Practice — We do not have a nominating and compensation committee as it is not required under Italian laws. Under Italian laws, directors may be designated by any of the Company’s shareholders but shall be appointed by the shareholders in a general shareholders’ meeting. If, during the term of the appointment, one or more directors of the Company resign, the other directors shall replace them by a resolution approved by the board of statutory auditors, provided that the majority of the board is still comprised of directors appointed by the Company’s shareholders. The coopted directors remain in office until the next shareholders’ meeting. If at any time more than half of the members of the board of directors appointed by the shareholders’ meeting resigns, such resignation is ineffective until the majority of the new board of directors has been appointed. In such a case, the remaining members of the board of directors (or the board of statutory auditors if all the members of the board of directors have resigned or ceased to be directors) must promptly call an ordinary shareholders’ meeting to appoint the new directors. INVEST 2003 S.r.l., a company controlled by Mr. Pasquale Natuzzi, by virtue of owning a majority of the outstanding shares of the Company, controls the Company and the appointment of its board of directors.

As a matter of Italian law applicable to Italian stock corporations whose shares are not listed on a regulated market in the European Union and under our By-laws, the compensation of executive directors, including the CEO, is determined by the board of directors, after consultation with the board of statutory auditors, within a maximum amount established by the Company’s shareholders, while the Company’s shareholders determine the base compensation for all members of the board of directors, including non-executive directors. Compensation of the Company’s executive officers is determined by the CEO. The Company discloses aggregate compensation of all of its directors and officers as well as individual base compensation of each director in Item 6 of its annual reports on Form 20-F.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Our financial statements have been prepared in accordance with Item 18 hereof.

ITEM 18. FINANCIAL STATEMENTS

Our audited consolidated financial statements are included in this Annual Report beginning at page F-1.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Natuzzi S.p.A.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Natuzzi S.p.A. and subsidiaries (the Company) as of December 31, 2021 and 2020, the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

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

Impairment assessment of property, plant and equipment and right-of-use assets of the Italian upholstered furniture plant CGU and certain directly operated retail-store CGUs

As discussed in Notes 4(i), 8 and 9 to the consolidated financial statements, at each reporting date the Company reviews the carrying amounts of its cash generating units (CGUs) to determine whether there is any indication of impairment. An impairment loss is recognized if the carrying amount of a CGU exceeds its recoverable amount. The recoverable amount of a CGU is the higher of its value in use, determined using a discounted cash flow method, and its fair value less costs to sell. As of December 31, 2021, the carrying amounts of property, plant and equipment and right-of-use assets were € 83,054 thousand and € 50,755 thousand, respectively, a portion of which related to the Italian upholstered furniture plant CGU and certain directly operated retail-store CGUs.

We identified the impairment assessment of property, plant and equipment and right-of-use assets included in the Italian upholstered furniture plant CGU and certain directly operated retail store CGUs as a critical audit matter. This is due to the high degree of subjective auditor judgement that was required to evaluate the significant assumptions used by the Company in estimating the value in use. Specifically, the annual sales growth rates used to estimate the forecasted revenue for the years 2022-2026, weighted average cost of capital rates and long-term growth rates, all of which were determined at the CGU level, including the effects of the COVID-19 pandemic and the duration of the resulting economic instability. These assumptions were challenging to evaluate as they involved a high degree of subjectivity and reasonably possible changes to these assumptions had a significant effect on the value in use. Furthermore, specialized skills and knowledge were required to assess the weighted average cost of capital rates and the long-term growth rates.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the impairment assessment process. This included controls related to the determination of the annual sales growth rates, the weighted average cost of capital rates and the long-term growth rates. We evaluated the Company’s ability to accurately forecast future revenue by comparing actual results to the Company’s historical forecasts at the CGU level and for the Company as a whole. We assessed the annual sales growth rates at the CGU level for the years 2022-2026 by comparing them to the Company’s future operating plans included in the business plan approved by the Company’s Board of Directors, and relevant industry reports. We performed sensitivity analyses over the annual sales growth rates, the weighted average cost of capital rates and the long-term growth rates, to assess the impact of changes in the assumptions on the Company’s determination of value in use. Furthermore, we involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the weighted average cost of capital rates and long-term growth rates by comparing them to a range of estimated rates developed independently based on publicly available market data for comparable entities.

/s/ KPMG S.p.A

We have served as the Company’s auditor since 2016.

Bari, Italy

May 2, 2022

Natuzzi S.p.A. and subsidiaries

Consolidated statements of financial position as at December 31, 2021 and 2020

(Expressed in thousands of euros except as otherwise indicated)

	December 31, 2021	December 31, 2020	Note
ASSETS
Non-current assets
Property, plant and equipment	83,054	85,306	8
Right-of-use assets	50,755	49,013	9
Intangible assets and goodwill	4,146	3,757	10
Equity-method investees	44,522	40,089	11
Other non-current receivables	4,854	3,364	12
Other non-current assets	1,418	1,891	13
Deferred tax assets	886	531	38
Total non-current assets	189,635	183,951
Current assets
Inventories	80,211	63,909	14
Trade receivables	41,259	33,934	15
Other current receivables	11,018	9,833	16
Other current assets	12,309	9,146	13
Current income tax assets	2,032	1,255	38
Gains on derivative financial instruments	96	112	29
Cash and cash equivalents	53,472	48,187	17
Assets held for sale	—	5,673	7
Total current assets	200,397	172,049
TOTAL ASSETS	390,032	356,000
EQUITY
Share capital	54,853	54,853	18
Reserves	17,449	13,043	18
Retained earnings	10,033	6,448	18
EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY	82,335	74,344
Non-controlling interests	1,511	1,020
TOTAL EQUITY	83,846	75,364
LIABILITIES
Non-current liabilities
Long-term borrowings	13,577	9,302	19
Long-term lease liabilities	46,592	43,137	20
Employees’ leaving entitlement	15,588	15,747	21
Non-current contract liabilities	7,405	8,033	22
Provisions	10,572	14,274	23
Deferred income for government grants	12,754	12,458	24
Deferred tax liabilities	996	1,024	38
Total non-current liabilities	107,484	103,975
Current liabilities
Bank overdrafts and short-term borrowings	36,147	30,812	25
Current portion of long-term borrowings	3,862	7,124	19
Current portion of lease liabilities	10,546	10,456	20
Trade payables	89,215	74,263	26
Other payables	31,453	28,269	27
Current contract liabilities	20,797	16,150	22
Provisions	2,839	3,745	23
Other liabilities	412	1,069	28
Liabilities for current income tax	2,740	1,134	38
Losses on derivative financial instruments	691	253	29
Liabilities directly related to assets held for sale	—	3,386	7
Total current liabilities	198,702	176,661
TOTAL LIABILITIES	306,186	280,636
TOTAL EQUITY AND LIABILITIES	390,032	356,000

The notes on pages F-8 to F-80 are an integral part of these consolidated financial statements.

Natuzzi S.p.A. and subsidiaries

Consolidated statements of profit or loss for the years ended December 31, 2021, 2020 and 2019

(Expressed in thousands of euros except as otherwise indicated)

	2021	2020	2019	Note
Revenue	427,375	328,343	386,962	31
Cost of sales	(273,575)	(225,151)	(271,931)	32
Gross Profit	153,800	103,192	115,031
Other income	6,414	3,882	5,162	33
Selling expenses	(121,631)	(84,518)	(105,250)	34
Administrative expenses	(33,302)	(29,444)	(34,026)	35
Impairment on trade receivables	(110)	(1,802)	(2,389)	15
Other expenses	(289)	(1,915)	(1,016)	33
Operating profit/(loss)	4,882	(10,605)	(22,488)
Finance income	225	317	400	36
Finance costs	(6,786)	(7,831)	(7,928)	36
Net exchange rate gains/(losses)	1,866	(3,901)	(2,340)	37
Gain from disposal and loss of control of a subsidiary	5,026	—	—	7
Net finance income/(costs)	331	(11,415)	(9,868)
Share of profit/(loss) of equity-method investees	3,561	1,455	1,011	11
Profit/(loss) before tax	8,774	(20,565)	(31,345)
Income tax expense	(4,389)	(4,341)	(2,335)	38
Profit/(loss) for the year	4,385	(24,906)	(33,680)
Profit/(loss) attributable to:
Owners of the Company	3,585	(24,678)	(33,370)
Non-controlling interests	800	(228)	(310)
Profit/(loss) per share
Basic earnings/(loss) per share	0.07	(0.45)	(0.61)	39
Diluted earnings/(loss) per share	0.07	(0.45)	(0.61)	39

The notes on pages F-8 to F-80 are an integral part of these consolidated financial statements.

Natuzzi S.p.A. and subsidiaries

Consolidated statements of comprehensive income for the years ended December 31, 2021, 2020 and 2019

(Expressed in thousands of euros except as otherwise indicated)

	2021	2020	2019	Note
Profit/(loss) for the year	4,385	(24,906)	(33,680)
Other comprehensive income
Items that will not be reclassified to profit or loss
Actuarial gains/(losses) on employees’ leaving entitlement	(627)	(212)	(615)	18
Tax impact	—	—	—	38
Total	(627)	(212)	(615)
Items that are or may be reclassified subsequently to profit or loss
Exchange rate differences on translation of foreign operations	4,037	(3,948)	586	18
Tax impact	—	—	—	38
Total	4,037	(3,948)	586
Other comprehensive income/(loss) for the year, net of tax	3,410	(4,160)	(29)	18
Total comprehensive income/(loss) for the year	7,795	(29,066)	(33,709)
Total comprehensive income/(loss) attributable to:
Owners of the Company	6,903	(28,782)	(33,421)
Non-controlling interests	892	(284)	(288)

The notes on pages F-8 to F-80 are an integral part of these consolidated financial statements.

Natuzzi S.p.A. and subsidiaries

Consolidated statements of changes in equity for the years ended December 31, 2021, 2020 and 2019

(Expressed in thousands of euros except as otherwise indicated)

	Share Capital amount	Translation reserve	IAS 19 reserve	Other reserves	Retained earnings	Equity attributable to owners of the Company	Equity attributable to Non- controlling interests	Total equity
Balance as at December 31, 2018	54,853	5,282	457	11,459	64,496	136,547	1,634	138,181
Capital contribution	—	—	—	—	—	—	346	346
Loss for the year	—	—	—	—	(33,370)	(33,370)	(310)	(33,680)
Other comprehensive income/(loss) for the year	—	564	(615)	—	—	(51)	22	(29)
Balance as at December 31, 2019	54,853	5,846	(158)	11,459	31,126	103,126	1,692	104,818
Dividend distribution	—	—	—	—	—	—	(388)	(388)
Loss for the year	—	—	—	—	(24,678)	(24,678)	(228)	(24,906)
Other comprehensive income/(loss) for the year	—	(3,892)	(212)	—	—	(4,104)	(56)	(4,160)
Balance as at December 31, 2020	54,853	1,954	(370)	11,459	6,448	74,344	1,020	75,364
Gain on disposal of a Non-controlling interests	—	—	—	1,088	—	1,088	144	1,232
Dividend distribution	—	—	—	—	—	—	(545)	(545)
Profit for the year	—	—	—	—	3,585	3,585	800	4,385
Other comprehensive income/(loss) for the year	—	3,945	(627)	—	—	3,318	92	3,410
Balance as at December 31, 2021	54,853	5,899	(997)	12,547	10,033	82,335	1,511	83,846

The notes on pages F-8 to F-80 are an integral part of these consolidated financial statements.

Natuzzi S.p.A. and subsidiaries

Consolidated statements of cash flows for the years ended December 31, 2021, 2020 and 2019

(Expressed in thousands of euros except as otherwise indicated)

	2021	2020	2019	Note
Cash flows from operating activities:
Profit/(loss) for the period	4,385	(24,906)	(33,680)
Adjustments for:
Depreciation	20,281	23,258	24,196	8 and 9
Amortisation	1,090	907	917	10
Impairment of non-financial assets	1,188	2,450	—	9 and 10
(Gain)/loss on sale of property, plant and equipment	(2,084)	1,049	—
Deferred income for capital grants	(1,306)	(1,242)	(1,626)
Rent concessions	(1,515)	(1,799)	—	20
Interest expenses	4,717	5,962	5,930	36
Unrealised foreign exchange (gains)/losses	454	(486)	525	37
(Gain) from loss of control in a former subsidiary	(5,026)	—	—	7
Share of (profit)/loss of equity-method investees	(3,561)	(1,455)	(1,011)	11
Tax expense	4,389	4,341	2,335	38
Total adjustment	18,627	32,985	31,266
Changes in:
Inventories	(16,000)	4,805	14,542
Trade and other receivables	(5,847)	(7,059)	13,578
Other assets	(2,690)	1,088	(671)
Trade and other payables	13,055	17,761	(9,490)
Contract liabilities	4,019	1,080	1,004
Provisions	(4,608)	(703)	(1,523)
Other liabilities	—	—	1,273
One-time termination benefit payments	(275)	(3,849)	(3,812)
Employees’ leaving entitlement	(940)	(396)	(1,676)
Total changes	(13,286)	12,727	13,225
Cash provided by (used in) operating activities	9,726	20,806	10,811
Interest paid	(4,966)	(4,684)	(5,111)
Income taxes paid	(4,223)	(3,854)	(1,048)
Net cash provided by (used in) operating activities	537	12,268	4,652
Cash flows from investing activities:
Property, plant and equipment:
Additions	(3,515)	(2,083)	(3,805)
Disposals	4,511	2,888	66
Intangible assets	(1,476)	(792)	(913)
Government grants received for PPE	507	—	1,327
Dividends from equity-accounted investees	1,744	2,335	—	11
Purchase of business, net of cash acquired	(270)	—	—	11
Disposal of a business, net of cash disposed of	5,515	—	—	7
Net cash provided by (used in) investing activities	7,016	2,348	(3,325)
Cash flows from financing activities:
Long-term borrowings:
Proceeds	5,873	875	4,615
Repayments	(4,788)	(2,675)	(5,980)
Short-term borrowings	6,210	6,518	(11,190)
Payment of lease liabilities	(10,090)	(9,907)	(11,960)	9 and 20
Dividends distribution to non-controlling interests	(545)	(388)	—
Capital contribution by non-controlling interests	1,324	—	346
Net cash provided by (used in) financing activities	(2,016)	(5,577)	(24,169)
Increase (decrease) in cash and cash equivalents	5,537	9,039	(22,842)
Cash and cash equivalents as at January 1 (*)	46,076	37,825	60,369
Effect of movements in exchange rates on cash held	636	(788)	298
Cash and cash equivalents as at December 31 (*)	52,249	46,076	37,825	17

(*) As at December 31, 2021, 2020 and 2019 cash and cash equivalents include bank overdrafts of 1,223, 2,111 and 1,974, respectively, that are repayable on demand and form an integral part of the Group’s cash management.

The notes on pages F-8 to F-80 are an integral part of these consolidated financial statements.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

1 Introduction

The consolidated financial statements of the Natuzzi S.p.A. as at December 31, 2021 and 2020 have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), including interpretations issued by the IFRS Interpretations Committee (IFRS IC) applicable to companies reporting under IFRS.

Natuzzi S.p.A., as SEC Registrant, has also presented the consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for the year ended December 31, 2019.

During 2021, 2020 and 2019 no significant non-recurring events or unusual transactions have occurred other than that described in note 7. All transactions performed by the Group during 2021, 2020 and 2019 are part of the Group’s ordinary business.

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

The financial statements utilized for the consolidation are the financial statements of each Group’s legal entity as at December 31, 2021, 2020 and 2019. The 2021, 2020 and 2019 financial statements have been adopted by the respective Boards of Directors of the relevant entities. The financial statements of subsidiaries are adjusted, where necessary, to conform to Natuzzi’s accounting principles and policies (see note 4), which are consistent with International Financial Reporting Standards (IFRS) and interpretations issued by the IFRS Interpretations Committee (IFRS IC) applicable to companies reporting under IFRS (see note 3(a)).

The consolidated financial statements of the Group as at December 31, 2021 have been approved by the Company’s Board of Directors (the Board) on April 07, 2022 and authorised on April 28, 2022.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The subsidiaries included in the consolidation as at December 31, 2021 and 2020, together with the related percentages of ownership and other information, are as follows:

Name	Percentage of 31/12/2021	Percentage of 31/12/2020	Share/ quota capital	Ownership registered office	Activity
Italsofa Romania S.r.l.	100.00	100.00	RON 109,271,750	Baia Mare, Romania	(1)
Natuzzi (China) Ltd	100.00	100.00	CNY 106,414,300	Shanghai, China	(1)
Italsofa Nordeste S/A	100.00	100.00	BRL 159,300,558	Salvador de Bahia, Brazil	(1)
Natco S.p.A.	99.99	99.99	EUR 4,420,000	Santeramo in Colle, Italy	(2)
IMPE S.p.A.	—	100.00	EUR 1,000,000	Bari, Italy	(3)
Nacon S.p.A.	100.00	100.00	EUR 2,800,000	Santeramo in Colle, Italy	(4)
Lagene S.r.l.	100.00	100.00	EUR 10,000	Santeramo in Colle, Italy	(4)
Natuzzi Americas Inc.	100.00	100.00	USD 89	High Point, N. Carolina, USA	(4)
Natuzzi Florida LLC	51.00	51.00	USD 4,955,186	High Point, N. Carolina, USA	(4)
Natuzzi Iberica S.A.	100.00	100.00	EUR 386,255	Madrid, Spain	(4)
Natuzzi Switzerland AG	100.00	100.00	CHF 2,000,000	Dietikon, Switzerland	(4)
Natuzzi Services Limited	100.00	100.00	GBP 25,349,353	London, UK	(4)
Natuzzi UK Retail Limited	70.00	70.00	GBP 100	Cardiff, UK	(4)
Natuzzi Germany Gmbh	100.00	100.00	EUR 25,000	Köln, Germany	(4)
Natuzzi Japan KK	93.00	100.00	JPY 28,000,000	Tokyo, Japan	(4)
Natuzzi Russia OOO	100.00	100.00	RUB 8,700,000	Moscow, Russia	(4)
Natmx S.DE.R.L.DE.C.V	100.00	99.00	MXN 68,504,040	Mexico City, Mexico	(4)
Natuzzi France S.a.s.	100.00	100.00	EUR 200,100	Paris, France	(4)
Natuzzi Oceania PTI Ltd	93.00	100.00	AUD 320,002	Sydney, Australia	(4)
Natuzzi Singapore PTE. LTD.	93.00	100.00	USD 2,297,207	Singapore, Republic of Singapore	(4)
Natuzzi Netherlands Holding	100.00	100.00	EUR 34,605,000	Amsterdam, Holland	(5)
Natuzzi Trade Service S.r.l.	100.00	100.00	EUR 14,000,000	Santeramo in Colle, Italy	(6)
Softaly (Furniture) Shanghai Co. Ltd	—	96.50	CNY 100,000	Shanghai, China	(6)
Natuzzi India Furniture PVT Ltd	—	100.00	INR 16,200,000	New Delhi, India	(6)
Italsofa Shanghai Ltd	—	96.50	USD 5,000,000	Shanghai, China	(6)

(1) Manufacture and distribution

(2) Intragroup leather dyeing and finishing

(3) Production and distribution of polyurethane foam

(4) Services and distribution

(5) Investment holding

(6) Dormant

As at December 31, 2021, the consolidation area changed due to the following events.

On January 8, 2021, the Parent signed a “Share Sell and Purchase agreement” with Vita Group for the sale of its entire interest in the subsidiary IMPE S.p.A.. This transaction was finalized on March 1, 2021. Following the finalization of such transaction, the Parent deconsolidated IMPE S.p.A. starting from March 1, 2021, date of loss of control. For further details on such transaction, reference should be made to note 7.

In January 2021, the Parent sold 7% of Natuzzi Singapore PTE. LTD. to a related party. This transaction was executed through a 1,300 capital injection by the related party into this subsidiary, increasing its share capital, in exchange for the 7% interest. Following the completion of such capital increase, the Parent has a 93% stake in Natuzzi Singapore. This transaction was undertaken to increase the Parent’s sales of finished goods in the Asian-Pacific countries other than China.

During 2021, the Parent liquidated Italsofa Shanghai Ltd., Softaly (Furniture) Shanghai Co. Ltd. and Natuzzi India Furniture PVT. Ltd.. Furthermore, in 2021, Natuzzi (China) Ltd set up the component, Natuzzi Quanjiao Limited in China.

As at December 31, 2020 the consolidation area changed due to the set up of Natuzzi Singapore PTE. LTD.

Furthermore, no business combinations have occurred in 2021 and 2020.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The following table summarises the information relating to the only material non-controlling interests (NCI) related to the Group’s subsidiary Natuzzi Florida LLC, before any intra-group eliminations.

Summarised statement of financial position of Natuzzi Florida LLC and Non-controlling interests share in equity as at December 31, 2021 and 2020

	31/12/21	31/12/20
Current assets	8,494	4,122
Non-current assets	10,924	8,093
Current liabilities	(8,142)	(4,995)
Non-current liabilities	(8,125)	(5,876)
Net assets	3,151	1,344
Net assets attributable to NCI – 49%	1,544	659

Summarised statement of profit or loss of Natuzzi Florida LLC and Non-controlling interests share of loss for the years ended December 31, 2021 and 2020

	2021	2020
Revenue	16,578	9,756
Expenses	(14,955)	(10,177)
Profit/(loss) for the year	1,623	(421)
Other comprehensive income/(loss)	184	(131)
Total comprehensive income/(loss) for the year	1,807	(552)
Profit/(loss) allocated to NCI – 49%	795	(206)
Other comprehensive income/(loss) allocated to NCI	90	(64)
Cash flow provided by operating activities	4,160	2,350
Cash flow used in investing activities	(12)	(119)
Cash flow used in financing activities (dividends to NCI: nil)	(1,561)	(1,266)

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

(e) Use of estimates and judgement

In preparing these consolidated financial statements, management has made judgements and estimates that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognised prospectively. Estimates are based on historical experience and other factors, including expectations about future events that may have a financial impact on the Group and that are believed to be reasonable under the circumstances.

(i) Judgements

Information about judgements made in applying accounting policies that have the most significant effects on the amounts recognised in the financial statements is included in the following notes.

—
Note 26: reverse factoring, presentation of amounts related to supply chain financing arrangements in the statement of financial position and in the statement of cash flow.
—
Notes 4(f), 9 and 20: assessment of the lease term of lease liabilities depending on whether the Group is reasonably certain to exercise the extension options.

(ii) Assumptions and estimation uncertainties

Information about assumptions and estimates as at December 31, 2021 that have an high risk of resulting in a material adjustment to the carrying amounts of assets and liabilities in the next financial year is included in the following notes.

—
Notes 4(i), 8 and 9: impairment test of property, plant and equipment and right-of-use assets, for the significant assumptions used by management in estimating the value in use (annual sales growth rates, weighted average cost of capital rates and long-term growth rates).
—
Note 11: determining the fair value of the investment in a joint venture recorded as such after loss of control, for the significant assumptions used by management in estimating the fair value (annual sales growth rates, weighted average cost of capital rates and long-term growth rates).
—
Notes 4(n)(i), 15 and 30: measurement of the provision for doubtful accounts, for the significant assumptions used by management in estimating the expected credit losses (weighted-average loss rate or default rate, current and future financial situation of debtors for individual receivables that management is aware will be difficult to collect, future general economic conditions).
—
Notes 4(r) and 23: provision for warranties for the significant assumptions underlying the estimation of the expected warranties.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

—
Notes 4(r), 23 and 42: recognition and measurement of provisions and contingencies for the key assumptions about the likelihood and magnitude of an outflow of resources.
—
Notes 4(aa) and 38: recognition of deferred tax assets, for the estimation of the available future taxable profits against which deductible temporary differences and tax losses carried forward can be utilised.

(f) Going concern assumption

The consolidated financial statements have been prepared on a going concern basis, which assumes that the Group will be reasonably able to meet its obligations as they fall due within one year from the date of the approval of these consolidated financial statements. The Directors reasonably expect that the management plans, together with the cash and cash equivalents, other current assets and unused credit facilities as at December 31, 2021, will be sufficient for the Group to meet its obligations. As at December 31, 2021, the Group’s cash and cash equivalents amount to 53,472 (48,187 as at December 2020), while its unused portion of credit facilities available to the Group (for further details, see note 25) amounts to 14,947 (23,916 as at December 31, 2020).

In addition, the Directors confirm that management continues to apply and improve the stricter procedures introduced at the beginning of the COVID-19 pandemic outbreak to manage liquidity and working capital balances, to generate sufficient operating cash flows to meet its obligations as they fall due. The Group aims to maintain the level of its cash and cash equivalents at an amount in excess of expected cash outflows for financial liabilities over the next 60 days. The Group also monitors the level of expected cash inflows from trade and other receivables together with expected cash outflows for trade and other payables.

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

(ii) Foreign operations that have a functional currency that is the presentation currency

As at December 31, 2021 and 2020, there is one foreign subsidiary, Italsofa Romania, considered to be an integral part of Natuzzi S.p.A. due to the primary and secondary indicators reported in IAS 21, paragraphs 9 and 10. Therefore, the functional currency for this foreign subsidiary is the Parent’s functional currency, namely the Euro. As a result, all monetary assets and liabilities are remeasured, at the end of each reporting period, using the Euro and the resulting gain or loss is recognised in profit or loss. For all non-monetary assets and liabilities, share capital, reserves and retained earnings, the historical exchange rates are used. The average exchange rates of the year are used to translate non-Euro denominated revenue and expenses, except for those non-Euro denominated revenue and expenses related to assets and liabilities which are translated at historical exchange rates. The resulting exchange differences are recognised in profit or loss.

As at December 31, 2019, two foreign subsidiaries were considered to be an integral part of Natuzzi S.p.A.: Italsofa Romania and Natuzzi China.

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

As at December 31, 2021, 2020 and 2019, the Group does not act as lessor in any lease contracts.

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

The estimated useful lives for current and comparative periods are as follows: software 3-5 years, trademarks and patents 3–5 years, other 2–5 years.

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

For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or cash generating units (hereinafter also CGUs). Goodwill arising from a business combination is allocated to the CGU or groups of CGUs that are expected to benefit from the synergies of the combination.

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

(j) Interests in equity-accounted investees

The Group’s interests in equity-accounted investees comprise interests in associates and joint ventures. Associates are those entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies. Joint ventures are arrangements in which the Group has joint control, whereby the Group has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

Interests in associates and joint ventures are accounted for using the equity method. They are initially recognised at cost, which includes transaction costs. Subsequent to initial recognition, the consolidated financial statements include the Group’s share of the profit or loss and other comprehensive income (OCI) of equity-accounted investees, until the date on which significant influence or joint control ceases.

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

(i) Trade receivables

The Group applies the IFRS 9 simplified approach to measure expected credit losses which uses a lifetime expected loss allowance for all trade receivables.

In particular, for the credit losses on trade receivables determined on a collective basis, the Group adopted the practical expedient to use a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment. To measure the expected credit losses, trade receivables are grouped based on shared credit risk characteristics and the days past due. The expected loss rates are based on the payment profiles of sales over a period of five years before December 31, 2021 or January 1, 2021, respectively, and the corresponding historical credit losses experienced within this period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables.

The Group recognised the expected credit losses for individual receivables which are known to be difficult to collect based on the financial difficulties of the debtor, the probability that the debtor will enter bankruptcy or financial reorganisation and default or late payments.

The Group records the expected credit losses on trade receivables determined on a collective and individual basis through the provision for doubtful accounts (see note 15). Trade receivables for which an impairment allowance is recognised are written off when there is no reasonable expectation of recovering additional cash. Indicators that there is no reasonable expectation of recovery include, amongst others, the failure of a debtor to engage in a repayment plan with the Group and a failure to make contractual payments for a period of greater than 180 days past due.

Impairment losses on trade receivables are presented as net impairment losses within operating profit/(loss). Subsequent recoveries of amounts previously written off are credited against the same line item.

(ii) Other receivables

Other receivables are considered to have low credit risk and the impairment loss is measured on a 12–month expected credit loss basis. Management considers other receivables to have a low credit risk if they have a low risk of default and the Group’s counterparties are able to meet its contractual cash flow obligations in the short-term.

(iii) Cash and cash equivalents

The Group considers its cash and cash equivalents to have “low credit risk” based on the external credit ratings of the financial institutions. Indeed, the Group’s cash and cash equivalents are held with financial institutions which have external

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

credit risk ratings that are “investment grade”. Impairment of cash and cash equivalents is measured on a 12-month expected credit loss basis and reflects the short-term nature of the exposures.

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

Borrowings are removed from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a borrowing that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognised in profit or loss as finance income or finance costs.

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

(i) Sale of upholstered furniture and home furnishings accessories – wholesale (distributors and retailers)

The Group sells a wide range of upholstered furniture (upholstered sofas and beds) and home furnishing accessories (for instance coffee tables, lamps, rugs and wall units) in the wholesale market to distributors and retailers. The upholstered furniture is manufactured in the plants located in Italy, Romania, China and Brazil. Sales are recognised when control of the products has been transferred, i.e., when the products are delivered to the wholesaler, the wholesaler has full discretion over the channel and price to sell the products, and there is no unfulfilled obligation that could affect the wholesaler’s acceptance of the products. Delivery occurs when the products have been dispatched from the Group’s warehouse or shipped to the location specified by the wholesaler, the risks of obsolescence and loss have been transferred to the wholesaler, and the Group has objective evidence that all criteria for acceptance have been satisfied.

The goods are often sold with retrospective volume discounts based on aggregate sales over a 12-month period. As part of variable considerations, revenue from these sales is recognised based on the price specified in the contract, net of the estimated volume discounts. Accumulated historical experience is used to estimate and provide for the discounts, using the expected value method, and revenue is only recognised to the extent that it is highly probable that a significant reversal will not occur. A refund liability is recognised for expected volume discounts payable to wholesalers in relation to sales made until the end of the reporting period. No element of financing is deemed present as the sales are made with a credit term of 30-90 days, which is consistent with market practice. The Group’s obligation to repair or replace faulty products under the standard assurance warranty terms is recognised as a provision (see note 23).

A trade receivable is recognised when the goods are delivered as this is the point in time that the consideration is unconditional because only the passage of time is required before the payment is due.

It is the Group’s policy not to sell its products to the wholesaler with a right of return.

(ii) Sale of upholstered furniture and home furnishings accessories—retail (end consumers)

The Group operates a chain of retail stores (Natuzzi Italia stores, Natuzzi Editions stores and Divani&Divani by Natuzzi stores) selling to end consumers a wide range of upholstered furniture (upholstered sofas and beds) and home furnishing accessories (for instance coffee tables, lamps, rugs and wall units). The upholstered furniture is manufactured in the plants located in Italy, Romania, China and Brazil.

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

(iii) Sale of polyurethane foam and leather processing by-products – wholesale

The Group sells polyurethane foam and leather processing by-products in the wholesale market. Such sales are recognised when control of the products has been transferred, i.e., when the products are delivered to the wholesaler, the wholesaler has full discretion over the channel and price to sell the products, and there is no unfulfilled obligation that could affect the

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

wholesaler’s acceptance of the products. Delivery occurs when the products have been dispatched from the Group’s warehouse or shipped to the location specified by the wholesaler, the risks of obsolescence and loss have been transferred to the wholesaler, and either the wholesaler has accepted the products in accordance with the sales contract, the acceptance provisions have lapsed, or the Group has objective evidence that all criteria for acceptance have been satisfied.

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

Selling expenses consist of the following expenses: shipping and handling costs incurred for transporting finished products to customers, advertising costs, labour costs for sales personnel, expenses related to leases (e.g., short-term and low-value leases), customs duties, commissions to sales representatives and related costs, depreciation expense of property, plant and

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

equipment and right-of-use-assets used in the selling activities, amortisation of intangible assets that, based on their usage, are allocated to selling expenses, impairment of property, plant and equipment and right-of-use-assets, impairment of intangible assets and goodwill, energy and water expenses for trade buildings (for instance, light and heating expenses), sales catalogue and related expenses, exhibition and trade-fair costs, advisory fees for sales and marketing of finished products, expenses for maintenance of stores and other trade buildings, insurance costs for trade receivables and other miscellaneous expenses.

Administrative expenses consist of the following expenses: labour costs for administrative personnel, advisory fees for accounting and information-technology services, non-income tax expenses, traveling expenses for management and other personnel, depreciation expense related to property, plant and equipment and right-of-use-assets used in the administrative activities, amortisation of intangible assets that, based on their usage, are allocated to administrative expenses, impairment of property, plant and equipment and right-of-use-assets, impairment of intangible assets, postage and telephone costs, stationery and other office supplies costs, expenses for maintenance of administrative facilities and softwares, directors’ fees, audit committee and external auditors’ fees, energy and water expenses for administrative buildings (for instance, light and heating expenses) and other miscellaneous expenses.

As noted above, the costs of the Group’s distributions network, which include inbound freight charges, warehousing costs, internal transfer costs and other logistic costs involved in the production cycle, are classified under the “Cost of sales” line item.

(v) Shipping and handling costs

Shipping and handling costs incurred to transport products to customers are expensed in the periods incurred and are included in selling expenses. Under IFRS 15, shipping and handling costs related to activities before the customer obtains control of the finished goods, are accounted for as fulfillment costs under the caption “Other assets” of the statement of financial position. Such costs are recognised in profit or loss consistent with the pattern of transfer of the finished goods. Shipping and handling expenses recorded for the years ended December 31, 2021, 2020 and 2019, come to 54,672, 28,749 and 35,513, respectively (see note 34).

(w) Advertising costs

Advertising costs are expensed in the periods incurred and are included in selling expenses. Advertising expenses recorded for the years ended December 31, 2021, 2020 and 2019 amount to 5,576, 4,837 and 7,145, respectively (see note 34).

(x) Commission expense

Commissions payable to sales representatives and the related expenses are recorded at the time revenue from sale of products is recognised and are included in selling expenses. Commissions are not paid until payment for the related sale’s invoice is remitted to the Group by the customer. Under IFRS 15, sale commissions are considered costs of obtaining a contract and the Group has elected to apply the practical expedient under which such costs are expensed in profit or loss, as the amortisation period is less than one year. Commissions expenses recorded in profit or loss for the years ended December 31, 2021, 2020 and 2019 amount to 7,503, 5,403 and 8,393, respectively (see note 34).

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

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

(z) Net finance income/(costs)

The Group’s net finance income/(costs) include: interest income, interest expense, commission expense, gain or loss on derivative financial instruments, exchange rate gain or loss on financial assets and financial liabilities, gain from disposal of a subsidiary, and hedge ineffectiveness recognised in profit or loss.

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

(ae) New standards, amendments and interpretations issued but not yet effective

The standards, amendments and interpretations issued by the International Accounting Standards Board (“IASB”) that will have mandatory application in 2022 or subsequent years are listed below.

In May 2017 the IASB issued IFRS 17 “Insurance Contracts” which establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts issued as well as guidance relating to reinsurance contracts held and investment contracts with discretionary participation features issued. IFRS 17 is effective on or after January 1, 2023 with early adoption allowed if IFRS 15 “Revenue from Contracts with Customers” and IFRS 9 “Financial Instruments” are also applied. The IASB issued certain amendments to such standard in June 2020. Natuzzi’s management does not expect any material impact from the adoption of such standard.

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

In July and May 2020, the IASB issued amendments to IAS 1 “Presentation of Financial Statements”. These amendments clarify the following in relation to the classification of liabilities as current or non-current: (i) the right to defer settlement for at least 12 months after the reporting period must have substance and exist at the reporting date – i.e. the requirement for the right to be “unconditional” has been removed; (ii) the classification of liabilities is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and (iii) settlement of a liability includes transferring an entity’s own equity instruments to the counterparty. If a liability has any conversion options that involve a transfer of an entity’s own equity instruments, then these generally affect the liability’s classification as current or non-current, unless these conversion options are recognised as equity under IAS 32. The amendments are effective for annual periods beginning on or after January 1, 2024. Earlier application is permitted. The Group does not expect any material impact from the application of these amendments.

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

In May 2021, the IASB issued amendments to IAS 12 “Income taxes”. These amendments narrow the scope of the initial recognition exemption to exclude transactions that give rise to equal and offsetting temporary differences – e.g., leases and decommissioning liabilities. For leases and decommissioning liabilities, the associated deferred tax asset and liabilities will need to be recognised from the beginning of the earliest comparative period presented, with any cumulative effect recognised as an adjustment to retained earnings or other components of equity at that date. For all other transactions, the amendments apply to transactions that occur after the beginning of the earliest comparative period presented. Such amendments apply for annual reporting periods beginning on or after January 1, 2023. Early adoption is permitted. The Group does not expect any material impact from the application of these amendments.

In December 2021, the IASB published an amendment to IFRS 17 “Insurance Contracts: Initial Application of IFRS 17 and IFRS 9 – Comparative Information”. This amendment adds a new transition option to IFRS 17 (the “classification overlay”) to alleviate operational complexities and one-time accounting mismatches in comparative information between insurance contract liabilities and related financial assets on the initial application of IFRS 17. It allows presentation of comparative information about financial assets to be presented in a manner that is more consistent with IFRS 9 “Financial Instruments”. The amendment is effective on or after January 1, 2023. Natuzzi’s management has concluded that such standard is not applicable to the Group.
5 Changes in significant accounting policies

Changes in significant accounting policies for the years ended December 31, 2021 and 2020 are reported below.

(A) COVID-19 Related Rent Concessions

In response to the COVID-19 coronavirus pandemic, in May 2020, the IASB issued an amendment to IFRS 16 “Leases” to provide practical relief for lessees in accounting for rent concessions. Under the practical expedient, lessees are not required to assess whether eligible rent concessions are lease modifications, and instead are permitted to account for them as if they were not lease modifications. Rent concessions are eligible for the practical expedient if they occur as a direct consequence of the COVID-19 pandemic and if all of the following criteria are met: (i) the change in lease payments results in revised consideration for the lease that is substantially the same as, or less than, the consideration for the lease immediately preceding the change; (ii) any reduction in lease payments affects only payments originally due on or before June 30, 2021; and (iii) there is no substantive change to the other terms and conditions of the lease. Such amendment is effective for annual periods

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

beginning on or after June 1, 2020. Earlier application is permitted. The Group has adopted this amendment early and applied the practical expedient consistently to eligible rent concessions. The Group has applied this amendment retrospectively. This amendment had no impact on retained earnings as at January 1, 2020.

Furthermore, in March 2021, the IASB issued an additional amendment that allows a one-year extension (i.e., June 30, 2022) to the above practical expedient for “COVID-19 related rent concessions” under IFRS 16 “Leases”. Such amendment is effective for annual periods beginning on or after April 1, 2021. Earlier application is permitted. The Group has adopted this amendment early and applied the above practical expedient consistently to eligible rent concessions. The Group has applied this amendment retrospectively. This amendment had no impact on retained earnings as at January 1, 2021.

Due to the adoption of such amendments, the Group recognized lease incentives of 1,799 and 1,515 in the consolidated statement of profit or loss for the year ended December 31, 2020 and 2021(see note 34), respectively.

(B) Other standards

A number of other new standards are also effective from January 1, 2020 and 2021 but they did not have a material effect on the Group’s consolidated financial statements. Specifically, the adoption by the Group of “Definition of a Business” (Amendments to IFRS 3), “Interest Rate Benchmark Reform” (Amendments to IFRS 9, IAS 39 and IFRS 7) and “Interest Rate Benchmark Reform” – Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16) did not impact its consolidated financial statements.

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

(i) Disposal group held for sale

Following the preliminary agreement reached in September 2020, on January 8, 2021, the Company signed a “Share Sell and Purchase Agreement” (the “Agreement”) with Vita Group, the largest European manufacturer of flexible polyurethane foams, for the sale of its entire interest in the subsidiary IMPE S.p.A. which contains the foam operations. The consideration agreed for this sale was 6,100 plus certain customary purchase price adjustments of about 2,100, agreed in May 2021. This transaction was approximately finalised in March 1, 2021. Following the finalisation of such transaction, Vita Group holds 100% of IMPE S.p.A.. As of the date of approval of these consolidated financial statements, the Parent has collected the entire cash consideration amounting to 8,202.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

As at December 31, 2020, such disposal group, comprising assets and liabilities, was classified as held for sale as it was highly probable that as at that date it would have been recovered primarily through its sale rather than through continuing use. Furthermore, as at December 31, 2020, the fair value less costs to sell of this disposal group was higher than its carrying amount, and it did not represent a discontinued operation since the foam operation did not constitute a separate line of business or geographic area of operations. Specifically, IMPE S.p.A. was a subsidiary engaged in the production of flexible polyurethane foam products employed by the Group in the manufacture of its upholstered furniture and the sale to third parties of the residual part of the foam products that results in excess of the Group’s needs.

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

As at December 31, 2020, there was no cumulative income or expenses included in OCI relating to this disposal group.

Furthermore, at the date of loss of control, March 1, 2021, the Parent: (a) derecognised assets and liabilities of IMPE S.p.A. at their carrying amounts (net assets amounted to 3,176) at the date of loss of control; (b) recognised the fair value of the consideration received from Vita Group of 8,202 for the transfer of the 100% interest in IMPE S.p.A.; (c) recognised the resulting difference as a gain in the statement of profit or loss, in the amount of 5,026.

The carrying amounts of the derecognized assets and liabilities of IMPE S.p.A. as at the date of loss of control were the following:

Property, plant and equipment	1,614
Intangible assets	—
Inventories	644
Trade receivable	—
Other receivable	26
Cash and cash equivalent	1,313
Total assets	3,597
Share capital	(1,000)
Reserves	(2,272)
Retained earnings	329
Profit (loss) as of February 28, 2021	(233)
Equity	(3,176)
Employees’ leaving entitlement	(410)
Deferred income	(11)
Total liabilities	(421)
Total equity and liabilities	(3,597)

Details of the net cash flows deriving from this transaction are as follows:

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Consideration agreed for the disposal of 100% stake in IMPE S.p.A.	8,202
Cash and Cash equivalents as at the date of disposal of IMPE S.p.A.	(1,313)
Portion of consideration not cashed as at December 31, 2021	(1,374)
Net cash for the cash flows statement as at December 31, 2021	5,515

As at the date of approval of of these consolidated financial statements, the Parent Company collected all the consideration for the disposal of the IMPE S.p.A.

Until the date of loss of control, IMPE S.p.A. contributed 2,217 of revenue and 261 to the profit before tax of the Group.

(ii) Non-current assets held for sale

In March and May 2021, following the preliminary agreements reached in December 2020, the Parent signed two separate sale contracts with two third parties for the disposal of two idle industrial real estate complexes located in the city of Altamura (Bari), just a few miles away from its headquarters, for a total cash consideration of 2,550. As at December 31, 2020, the carrying amount of this property was 1,704. Following such disposal, the Parent recognised a gain of 846.

These two assets have been classified as held for sale as it was highly probable that, as at December 31, 2020, their carrying amount would have been recovered primarily through their sale rather than through continuing use. Furthermore, as at December 31, 2020, the fair value less costs to sell of each asset was higher than its carrying amount and they did not represent a discontinued operation.

8 Property, plant and equipment

Changes in the carrying amount of property, plant and equipment for the years ended December 31, 2021 and 2020 are analysed in the following tables.

	Land and buildings	Machinery and equipment	Office furniture and equipment	Retail gallery and store furnishing	Leasehold improvements	Constr. in progress	Total
Cost as at December 31, 2019	170,815	127,465	15,123	13,732	23,375	255	350,765
Additions	396	897	119	47	541	580	2,580
Disposals	(3,364)	(3,842)	(232)	(60)	(5,064)	—	(12,562)
Reclassifications to assets held for sale	(10,828)	(15,746)	(608)	—	—	—	(27,182)
Reclassifications from constr. in progress	—	414	—	—	—	(414)	—
Effect of translation adj.	(3,814)	(965)	(68)	(638)	560	(61)	(4,986)
Cost as at December 31, 2020	153,205	108,223	14,334	13,081	19,412	360	308,615
Additions	1,064	4,573	363	316	615	110	7,041
Disposals	(1,023)	(1,121)	(1,086)	(6,744)	(1,085)	—	(11,059)
Reclassifications from constr. in progress	—	108	169	32	—	(309)	—
Effect of translation adj.	1,836	341	233	669	1,365	(2)	4,442
Cost as at December 31, 2021	155,082	112,124	14,013	7,354	20,307	159	309,039

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

	Land and buildings	Machinery and equipment	Office furniture and equipment	Retail gallery and store furnishing	Leasehold improvements	Constr. in progress	Total
Accumulated depreciation as at December 31, 2019	(92,305)	(113,673)	(14,286)	(12,996)	(14,982)	—	(248,242)
Depreciation	(3,831)	(2,972)	(370)	(467)	(2,242)	—	(9,882)
Disposals	7	3,330	219	52	5,017		8,625
Reclassifications to assets held for sale	8,377	14,878	603	—	—	—	23,858
Effect of translation adj.	1,589	721	62	711	(751)	—	2,332
Accumulated depreciation as at December 31, 2020	(86,163)	(97,716)	(13,772)	(12,700)	(12,958)	—	(223,309)
Depreciation	(3,590)	(2,697)	(320)	(337)	(1,631)	—	(8,575)
Disposals	125	770	1,032	6,746	1,081	—	9,754
Effect of translation adj.	(1,794)	(330)	(174)	(627)	(930)	—	(3,855)
Accumulated depreciation as at December 31, 2021	(91,422)	(99,973)	(13,234)	(6,918)	(14,438)	—	(225,985)

Net book value as at December 31, 2019	78,510	13,792	837	736	8,393	255	102,523
Net book value as at December 31, 2020	67,042	10,507	562	381	6,454	360	85,306
Net book value as at December 31, 2021	63,660	12,151	779	436	5,869	159	83,054

Annual rate of depreciation for 2021 and 2020	0%-10%	10%-25%	10%-20%	25%-35%	10%-20%	—

In June 2020, the Parent signed a sale agreement with a third party for the disposal of the land located in the “Santeramo in Colle-Iesce” area, just a few miles away from its headquarters. The cash consideration received by the Parent for such disposal amounts to 2,800. Following such disposal, the Parent realised a loss of 557. Furthermore, if certain conditions included in this sale agreement are met, in the next year the Parent could receive additional consideration of about 2,500 from the acquirer.

In March, May and September 2021, the Parent sold to third parties two idle industrial real estate complexes located in the city of Altamura (Bari), just a few miles away from its headquarters (see note 7) and a site located in High Point (North Caroline, USA), for a total cash consideration of 4,254. Following such disposals, the Parent recognised a gain of 1,748.

As at December 31, 2021 and 2020, the carrying amount of property, plant and equipment temporarily idle is of 3,240 and 5,247, respectively.

As at December 31, 2020 the carrying amount of the property, plant and equipment reclassified to the caption “assets held for sale” is of 3,324 (cost of 27,182 and accumulated depreciation of 23,858). For further details on such reclassifications, reference should be made to note 7.

As at December 31, 2021, properties with a carrying amount of 37,210 (45,519 as at December 31, 2020) are subject to registered mortgages to guarantee the long-term borrowings (see note 19).

The following tables show a breakdown of property, plant and equipment by country.

	31/12/21	31/12/20
Italy	45,470	45,895
Romania	18,502	19,253
United States of America	13,884	14,778
Brazil	2,753	2,807
Europe	1,253	1,461
China	810	1,109
Other countries	382	3
Total	83,054	85,306

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The following tables show a breakdown of property, plant and equipment based on the cash generating units in which they are included.

	31/12/21	31/12/20
Italian upholstered furniture plant	34,704	32,401
Romanian upholstered furniture plant	19,627	20,626
Brazilian upholstered furniture plant	2,978	3,048
Chinese upholstered furniture plant	2,215	2,654
Others	23,530	26,577
Total	83,054	85,306

As at December 31, 2021, the Group performed the impairment assessment of property, plant and equipment and right-of-use assets included in several cash generating units (CGUs), such as the Italian upholstered furniture plant CGU and certain directly operated retail stores CGUs that presented indicators of impairment. The Group performed the impairment assessment in accordance with its accounting policy discussed in note 4(i). In particular, an impairment loss is recognised if the carrying amount of a CGU exceeds its recoverable amount. The recoverable amount of a CGU is the higher of its value in use, determined using a discounted cash flow method, and its fair value less costs to sell.

Further, the significant assumptions used by the Group in estimating the value in use were the annual sales growth rates used to estimate the forecasted revenue for the years 2022-2026, the weighted average cost of capital rates and the long-term growth rates, all of which were determined at CGU level, including the effects of the COVID-19 pandemic and the duration of the resulting economic instability. Such significant assumptions involved a high degree of subjectivity by management and reasonably possible changes to these assumptions had a significant effect on the value in use. Specifically, such assumptions were based on the Group’s future business performances and other forward-looking assumptions that entail significant judgments by management and were heavily impacted by several external events. Finally, cash flow projections for the years 2022-2026 have been derived from the business plan approved by the Board of Directors and forecasts have been developed taking into consideration the track records of actual results reported by the Group.

For property, plant and equipment temporarily idle, the fair value less costs to sell was estimated through independent third-party appraisals, which assessed the fair value of land and buildings using the comparable market method and assessed the fair value of machinery and equipment using the depreciated replacement cost method, adjusted for an obsolescence rate and a marketability rate.

As a result of the 2021 and 2020 impairment assessment performed by the Group, no impairment losses have emerged for property, plant and equipment.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

9 Right-of-use-assets

Changes in the carrying amount of right-of-use assets for the years ended December 31, 2021 and 2020, are reported in the following tables.

	Buildings	Vehicles	Total
Cost as at December 31, 2019	66,867	1,037	67,904
Additions	10,083	—	10,083
Disposals	(6,910)	—	(6,910)
Adjustments due to remeasurements	693	—	693
Adjustments due to modifications	(327)	—	(327)
Effect of translation adjustments	(2,696)	(14)	(2,710)
Cost as at December 31, 2020	67,710	1,023	68,733
Additions	3,194	—	3,194
Disposals	(1,267)	—	(1,267)
Adjustments due to remeasurements	9,084	—	9,084
Adjustments due to modifications	42	(1)	41
Effect of translation adjustments	3,021	13	3,034
Cost as at December 31, 2021	81,784	1,035	82,819

Accumulated depreciation and impairment loss as at Dec. 31, 2019	(12,884)	(302)	(13,186)
Depreciation	(13,066)	(310)	(13,376)
Disposals	6,639	—	6,639
Impairment loss	(584)	—	(584)
Adjustments due to remeasurements	157	—	157
Adjustments due to modifications	—	—	—
Effect of translation adjustments	621	9	630
Accumulated depreciation and impairment loss as at Dec. 31, 2020	(19,117)	(603)	(19,720)
Depreciation	(11,457)	(249)	(11,706)
Disposals	1,209	—	1,209
Impairment loss	(1,188)	—	(1,188)
Adjustments due to remeasurements	—	—	—
Adjustments due to modifications	—	—	—
Effect of translation adjustments	(648)	(11)	(659)
Accumulated depreciation and impairment loss as at Dec. 31, 2021	(31,201)	(863)	(32,064)

Net book value as at December 31, 2019	53,983	735	54,718
Net book value as at December 31, 2020	48,593	420	49,013
Net book value as at December 31, 2021	50,583	172	50,755

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

The Group leases vehicles under a number of leases. The contract lease term of such leases run for a period of two to four years.

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

	31/12/21	31/12/20
United States of America	15,853	14,643
Italy	11,977	9,671
Spain	4,809	5,382
United Kingdom	7,625	9,274
China	4,076	5,484
Others	6,415	4,559
Total	50,755	49,013

As at December 31, 2021, the Group performed the impairment assessment of property, plant and equipment and right-of-use assets included in several cash generating units (CGUs), such as the Italian upholstered furniture plant CGU and certain directly operated retail stores CGUs that presented indicators of impairment. For additional information on the impairment assessment, reference should be made to note 8.

As result of the 2021, 2020 and 2019 impairment assessment performed by the Group, impairment losses of 1,188, 584 and nil have emerged for right-of-use assets, respectively.

Other information about leases for which the Group is a lessee is presented below.

The following tables show the amounts recognized in profit or loss under IFRS 16 for the years ended December 31, 2021, 2020 and 2019.

	2021	2020	2019
Depreciation charge of right-of-use assets	11,706	13,376	13,227
Interest on lease liabilities	2,584	2,613	2,635
Expenses relating to short-term leases	1,187	719	1,090
Expenses relating to leases of low-value assets, excluding short-term leases	169	122	132
Covid-19 rent concessions	(1,515)	(1,799)	—
Total	14,131	15,031	17,084

Lease payments recognised in statement of cash flows for the years ended December 31, 2021, 2020 and 2019 amount to 12,693, 12,496 and 14,251, respectively, and include interests paid for 2,603, 2,589 and 2,291, respectively (see note 20).

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

10 Intangible assets and goodwill

Changes in the carrying amount of intangible assets and goodwill for the years ended December 31, 2021 and 2020 are analysed in the following tables.

	Trademarks, patents and other	Software	Goodwill	Total
Cost as at December 31, 2019	14,086	30,471	4,068	48,625
Additions	107	685	—	792
Impairment of goodwill	—	—	(1,866)	(1,866)
Reclassifications to assets held for sale	(174)	(53)	—	(227)
Effect of translation adjustments	3	(113)	(281)	(391)
Cost as at December 31, 2020	14,022	30,990	1,921	46,933
Additions	100	1,376	—	1,476
Impairment of goodwill	—	—	—	—
Disposals	(22)	(168)	—	(190)
Effect of translation adjustments	16	38	—	54
Cost as at December 31, 2021	14,116	32,236	1,921	48,273

Accumulated amortisation as at December 31, 2019	(13,634)	(28,970)	—	(42,604)
Amortisation	(145)	(762)	—	(907)
Disposals	—	—	—	—
Reclassifications to assets held for sale	167	51	—	218
Effect of translation adjustments	7	110	—	117
Accumulated amortisation as at December 31, 2020	(13,605)	(29,571)	—	(43,176)
Amortisation	(140)	(950)	—	(1,090)
Disposals	22	166	—	188
Effect of translation adjustments	(12)	(37)	—	(49)
Accumulated amortisation as at December 31, 2021	(13,735)	(30,392)	—	(44,127)

Net book value as at December 31, 2019	452	1,501	4,068	6,021
Net book value as at December 31, 2020	417	1,419	1,921	3,757
Net book value as at December 31, 2021	381	1,844	1,921	4,146

As at December 31, 2021 and 2020, goodwill of 1,921 only relates to the “Italy – retail stores” CGU. It arose on the 2017 acquisition by the Parent of four “Divani&Divani by Natuzzi” stores located in the North East of Italy. This acquisition was performed with a related party at arm’s length conditions.

Impairment tests have been performed on goodwill in 2021, 2020 and 2019.

As result of such impairment tests in 2020, the goodwill of 1,866 related to “Mexico – retail stores” CGU was fully impaired. In fact, in 2020, this CGU was severely affected by the COVID-19 pandemic and the restriction measures taken to contain it, including the lockdown period. The recoverable amount of this CGU was based on its value in use, determined by discounting the future cash flows to be generated from the continuing use of the CGU. The carrying amount of such CGU was determined to be higher than its recoverable amount and an impairment loss of 1,866 was recognised in profit or loss for the year ended December 31, 2020. The impairment loss was fully allocated to goodwill and it was included in “selling expenses” of profit or loss for the year ended December 31, 2020.

As result of such impairment tests in 2021 no impairment losses have emerged on goodwill.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The significant assumptions that were used in performing the 2021 and 2020 impairment tests for goodwill are as follows.

December 31, 2021

CGU	Net book value after impairment test	Long-term growth rate	WACC	Annual sales growth rate 2022	Annual sales growth rate 2023–2026
Italy – retail stores	1,921	0.73%	8.89%	4.3%	3.2%

December 31, 2020

CGU	Net book value after impairment test	Long-term growth rate	WACC	Annual sales growth rate 2021	Annual sales growth rate 2022–2025
Italy – retail stores	1,921	0.90%	8.92%	8.03%	2.50%
Mexico – retail stores	—	3.57%	13.31%	18.00%	2.13%
Total goodwill	1,921

Further, the cash flows included specific estimates for five years and a long-term growth rate thereafter. Cash flows projections have been derived from the business plan approved by the Board of Directors. The estimated recoverable amount of Italy – retail stores CGU exceeded its carrying amount with an adequate cushion.

Research and development costs recognised as an expense for the years ended December 31, 2021, 2020 and 2019 amount to 3,270, 3,137 and 3,700, respectively.

11 Equity-method investees

Changes in the carrying amount of equity-method investees for the years ended December 31, 2021 and 2020 are analysed as follows.

	Natuzzi Trading Shanghai	Nars Miami LLC	Natuzzi Texas LLC	Natuzzi Store (UK) ltd	Salena S.r.l.	Total
Balance as at December 31, 2019	41,236	106	—	—	—	41,342
Share of profit for the year	1,455	—	—	—	—	1,455
Share of other comprehensive income	(365)	(8)	—	—	—	(373)
Dividends received	(2,335)	—	—	—	—	(2,335)
Balance as at December 31, 2020	39,991	98	—	—	—	40,089
Acquisition of non-controlling interests	—	—	270	18	—	288
Share of profit for the year	3,409	152	—	—	—	3,561
Share of other comprehensive income	2,320	8	—	—	—	2,328
Dividends received	(1,490)	(254)	—	—	—	(1,744)
Balance as at December 31, 2021	44,230	4	270	18	—	44,522

As at December 31, 2021 and 2020 equity-method investees include: (a) the 49% stake in the joint venture Natuzzi Trading Shanghai; (b) the 49% stake in the associate Nars Miami LLC; (c) the 51% stake in the joint venture Natuzzi Texas LLC; (d) the 30% stake in the associate Natuzzi Store (UK) ltd; (e) the 49% interest in the associate Salena S.r.l., whose carrying value was totally impaired in 2014 in consideration of some legal disputes among shareholders.

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

Carrying amount as at December 31, 2019		41,236
Group’s share of profit for the year	1,873
Elimination of amortisation of Natuzzi’s trademarks	367
Elimination of intercompany profit on inventories	(396)
Amortisation of intangibles assets	(519)
Reversal of deferred tax liabilities	130
Group’s share of profit for the year, net of equity method adjustments	1,455	1,455
Group’s share of other comprehensive income		(365)
Dividends distribution		(2,335)
Carrying amount as at December 31, 2020		39,991

The following table shows the reconciliation of the carrying amount of the retained interest in Natuzzi Trading Shanghai as at December 31, 2020 with the carrying amount as at December 31, 2021 included in the consolidated statement of financial position.

Carrying amount as at December 31, 2020		39,991
Dividends distribution		(1,490)
Group’s share of profit for the year	4,065
Elimination of amortisation of Natuzzi’s trademarks	367
Elimination of intercompany profit on inventories	(634)
Amortisation of intangibles assets	(519)
Reversal of deferred tax liabilities	130
Group’s share of profit for the year, net of equity method adjustments	3,409	3,409
Group’s share of other comprehensive income		2,320
Carrying amount as at December 31, 2021		44,230

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

Summarised statement of financial position of Natuzzi Trading Shanghai and Group’s share in net assets as at December 31, 2021 and 2020

	31/12/21	31/12/20
Current assets	79,527	60,319
Non-current assets	21,619	20,197
Current liabilities	(50,092)	(38,427)
Non-current liabilities	(1,344)	(2,367)
Net Assets	49,710	39,722
Group’s share in net assets – 49% of net assets	24,358	19,463
Intangible assets	2,832	3,351
Goodwill	26,140	26,140
Elimination of intercompany profit from licensing Natuzzi’s trademarks	(6,095)	(6,462)
Elimination of intercompany profit on inventories	(2,298)	(1,664)
Deferred tax liabilities	(707)	(837)
Group’s carrying amount of interest	44,230	39,991

As at December 31, 2021 and 2020 cash and cash equivalents, bank overdrafts and borrowings, lease liabilities current and non-current are set out below.

	31/12/21	31/12/20
Cash and cash equivalents	61,944	43,668
Bank overdrafts and borrowings	—	—
Lease liabilities current	(2,616)	(2,432)
Lease liabilities non-current	(1,344)	(2,367)
Total, net	57,984	38,869

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Summarised statement of profit or loss of Natuzzi Trading Shanghai and Group’s share of profit for the year ended December 31, 2021, 2020 and 2019

	2021	2020	2019
Revenue	96,272	62,023	52,714
Cost of sales	(57,120)	(37,414)	(33,754)
Other income and expenses, net	(39)	(413)	41
Selling expenses	(23,937)	(17,685)	(13,570)
Administrative expenses	(4,983)	(2,185)	(1,883)
Net finance income	1,213	864	1,194
Profit before tax	11,406	5,190	4,742
Income tax expense	(3,111)	(1,368)	(1,304)
Profit for the period	8,295	3,822	3,438
Other comprehensive profit/(loss)	4,734	(744)	227
Total comprehensive profit for the period	13,029	3,078	3,665
Group’s share of profit for the period – 49%	4,065	1,873	1,684
Elimination of amortisation of Natuzzi’s trademarks	367	367	368
Elimination of intercompany profit on inventories	(634)	(396)	(671)
Amortisation of intangible assets	(519)	(519)	(519)
Deferred tax liabilities	130	130	130
Group’s share of profit/(loss), net of equity method adj.	3,409	1,455	992
Group’s share of other comprehensive income/(loss) for the period	2,320	(365)	111
Group’s share of total comprehensive income/(loss) for the period	5,729	1,090	1,103
Dividends received by the Group	1,490	2,335	—

For the years ended December 31, 2021, 2020 and 2019, depreciation and amortisation, interest income, interest expense and income tax expense are set below.

	2021	2020	2019
Depreciation and amortisation	4,507	4,106	2,916
Interest income	1,529	1,256	1,419
Interest expense	316	392	257
Income tax expense	3,111	1,368	1,304

(ii) Disclosures on Nars Miami LLC, associate

Nars Miami LLC, an immaterial associate, is engaged in the sale of the Group’s upholstery furniture and home furnishings accessories to end customers, under a franchisee agreement. The principal place of business of such associate is in Miami, Florida (USA).

(iii) Disclosures on Natuzzi Texas LLC, joint venture

Natuzzi Texas LLC is an immaterial joint venture, set up in 2021, which is engaged in the sale of the Group’s Natuzzi upholstery furniture and home furnishings accessories to end consumers through directly-operated single-brand stores (Natuzzi Italia stores). The company opened its first store in February 2022.

(iv) Disclosures on Natuzzi Stores (UK) Ltd, associate

Natuzzi Stores (UK) Ltd is an immaterial associate, in which the Group acquired a 30% stake in early 2021. Natuzzi Stores (UK) Ltd is engaged in the sale of upholstered furniture and home furnishings accessories to end consumers through directly-operated Natuzzi Italia mono-brand stores.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

12 Other non-current receivables

Other non-current receivables consist of the following:

	31/12/21	31/12/20
Security deposits for lease contracts	4,557	3,093
Receivable from disposal of assets	297	271
Total	4,854	3,364

The receivable from disposal of assets is the long-term portion of receivables derived from the sale of the security and doorkeeping services branch to a third-party which occurred in 2014.

13 Other assets (non-current and current)

Other assets are analysed as follows:

	31/12/21	31/12/20
Advances to suppliers	5,842	4,956
Deferred delivery and commission costs related to finished goods	4,831	2,049
Deferred costs for Natuzzi Display System	1,676	2,003
Deferred costs for slotting fees	868	1,410
Deferred costs for Service-Type Warranty	205	252
Other prepaid expenses and accrued income	305	367
Total other assets	13,727	11,037
Less current portion	(12,309)	(9,146)
Non-current portion	1,418	1,891

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

14 Inventories

Inventories are analysed as follows:

	31/12/21	31/12/20
Leather and other raw materials	27,006	24,580
Goods in process	14,090	8,852
Finished goods	39,115	30,477
Total	80,211	63,909

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The following tables summarise the changes to the provision for slow moving and obsolete raw materials and finished goods included in inventories for the years ended December 31, 2021 and 2020.

	31/12/21	31/12/20
Balance at beginning of year	13,059	11,855
Additions	3,413	3,371
Reductions	(904)	(2,167)
Balance at end of year	15,568	13,059

The additions and reductions are included in “cost of sales”.

For the years ended December 31, 2021, 2020 and 2019, inventories of 168,492, 126,580 and 153,747, respectively, were recognised as an expense and included in “cost of sales” (see note 32).

There are no pledged inventories that could be limited in their availability.

15 Trade receivables

Trade receivables are due primarily from distributors and retailers who sell directly to end customers.

Trade receivables disaggregated by nature of the relationship with the customers are as follows:

	31/12/21	31/12/20
Third parties	38,556	34,613
Related parties	8,028	7,202
Gross trade receivables	46,584	41,815
Allowance for doubtful accounts	(5,325)	(7,881)
Total trade receviables	41,259	33,934

Transactions with related parties are conducted at arm’s length (see note 43).

Trade receivables by geographic region are analysed as follows:

	31/12/21	31/12/20
Italian customers	10,678	10,259
Other European customers	12,252	11,128
North American customers	7,232	5,447
Chinese customers	7,059	6,873
South American customers	4,956	3,482
Other foreign customers	4,407	4,626
Gross trade receivables	46,584	41,815
Provision for doubtful accounts	(5,325)	(7,881)
Total trade receivables	41,259	33,934

The following tables provide the movements in the provision for doubtful accounts for the years ended December 31, 2021 and 2020.

	31/12/21	31/12/20
Balance at beginning of year	7,881	8,699
Charges – bad debt expense	76	1,802
Reductions – write off of uncollectible amounts	(2,015)	(1,024)
Reductions – reversal to profit and loss	(617)	—
Reclassification to assets held for sale	—	(1,596)
Balance at end of year	5,325	7,881

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

	31/12/21	31/12/20
Carrying amount of trade receivables transferred	29,778	24,855
Carrying amount of associated liabilities	(26,341)	(22,246)
Total, net	3,437	2,609

Information about the Group’s exposure to credit risk and impairment losses for trade receivables is included in note 30(C)(ii-a).

16 Other current receivables

Other current receivables are analysed as follows:

	31/12/21	31/12/20
VAT	3,588	3,690
Receivables from National Institute for Social Security	3,187	3,725
Receivables from VITA Group	1,374	—
Other	2,869	2,418
Total	11,018	9,833

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

The “Receivables from VITA Group” is related to the disposal of the subsidiary IMPE S.p.A.. For further details on such receivable and disposal, reference should be made to note 7.

The “Other” caption primarily includes certain receivables related to green incentives for photovoltaic investment.

17 Cash and cash equivalents

Cash and cash equivalents are analysed as follows:

	31/12/21	31/12/20
Cash on hand	201	881
Bank accounts	53,271	47,306
Total	53,472	48,187

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The following tables show the Group’s cash and cash equivalents broken-down by region.

	31/12/21	31/12/20
Europe	36,550	38,773
China	9,938	6,040
North America	5,924	2,725
South America	786	533
Other	274	116
Total	53,472	48,187

For the purpose of the statement of cash flows, cash and cash equivalents comprise the following:

	31/12/21	31/12/20	31/12/19
Cash and cash equivalents in the statement of financial position	53,472	48,187	39,799
Bank overdrafts repayable on demand	(1,223)	(2,111)	(1,974)
Cash and cash equivalents in the statement of cash flows	52,249	46,076	37,825

Bank overdrafts repayable on demand form an integral part of the Group’s cash management (see note 25).

18 Share capital, reserves and retained earnings

As at December 31, 2021, 2020 and 2019 the equity attributable to owners of the Company is analysed as follows:

	31/12/21	31/12/20	31/12/19
Share capital	54,853	54,853	54,853
Reserves	17,449	13,043	17,147
Retained earnings	10,033	6,448	31,126
Total	82,335	74,344	103,126

As at December 31, 2021 and 2020, the Company’s share capital, which is totally authorized and issued, is composed of 54,853,045 ordinary shares with par value of Euro 1 each, for a total of 54,853.

Ordinary shareholders have the right to receive dividends, as approved by shareholders’ meetings, and to express one vote per each share owned.

Share capital is owned, as at December 31, 2021, 2020 and 2019, as follows:

	31/12/21	31/12/20	31/12/19
Mr. Pasquale Natuzzi	56.5%	56.5%	56.5%
Mrs. Anna Maria Natuzzi	2.6%	2.6%	2.6%
Mrs. Annunziata Natuzzi	2.5%	2.5%	2.5%
Other investors	38.4%	38.4%	38.4%
Total	100.0%	100.0%	100.0%

An analysis of “Reserves” is as follows:

	31/12/21	31/12/20	31/12/19
Legal reserve	10,971	10,971	10,971
Majority shareholder capital contribution	488	488	488
Reserve for gain on disposal of Non-controlling interests	1,088	—	—
Foreign operations translation reserve	5,899	1,954	5,846
Remeasurement of defined benefit plan	(997)	(370)	(158)
Total	17,449	13,043	17,147

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The “Legal reserve” is connected to the requirements of the Italian law, which provide that 5% of net income of the Parent Company is retained as a legal reserve, until such reserve is 20% of the issued share capital. The legal reserve may be utilized to offset losses; any portion which exceeds 20% of the issued share capital is distributable as dividends. The legal reserve totaled 10,971 as at December 31, 2021, 2020 and 2019.

The “Majority shareholder capital contribution” is one of the Parent Company’s reserves, which is restricted for capital grants received.

The “Reserve for gain on disposal of Non-controlling interests” is related to the 7% stake of Natuzzi Singapore PTE LTD to a related party, occurred in 2021. For further details on this transaction, reference should be made to note 2.

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

OCI accumulated in reserves, net of tax, is reported in the following tables.

	31/12/21	31/12/20	31/12/19
Foreign operation translation	5,899	1,954	5,846
Remeasurement of defined benefit plan	(997)	(370)	(158)
Owners of the Company	4,902	1,584	5,688
Non-controlling interests	(27)	(119)	(63)
Total OCI	4,875	1,465	5,625

The disaggregation of changes of OCI by each type of reserve in equity is shown in the tables below.

Year ended December 31, 2021

	Foreign operations translation reserve	Remeasurement of defined benefit plan	Total
Exchange difference on translation of foreign operations	1,709	—	1,709
Share of OCI of equity-method investees	2,328	—	2,328
Actuarial losses on employees’ leaving entitlement	—	(627)	(627)
Total	4,037	(627)	3,410

Year ended December 31, 2020

	Foreign operations translation reserve	Remeasurement of defined benefit plan	Total
Exchange difference on translation of foreign operations	(3,575)	—	(3,575)
Share of OCI of equity-method investees	(373)	—	(373)
Actuarial losses on employees’ leaving entitlement	—	(212)	(212)
Total	(3,948)	(212)	(4,160)

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

The Group monitors capital using a ratio of “net debt” to “equity”. Net debt is calculated as total liabilities (as shown in the consolidated statement of financial position) less cash and cash equivalents. Equity comprises all components of equity. As at December 31, 2021, the Group’s policy is to keep the ratio below 3.20.

The Group’s net debt to equity ratio as at December 31, 2021 and 2020 is as follows:

	31/12/21	31/12/20
Total liabilities	306,186	280,636
Less cash and cash equivalents	(53,472)	(48,187)
Net debt (a)	252,714	232,449
Total equity (b)	83,846	75,364
Net debt to equity ratio (a/b)	3.01	3.08

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

19 Long-term borrowings

Long-term borrowings (debts) as at December 31, 2021 and 2020 consist of the following:

	31/12/21	31/12/20
Three-month Euribor (360) plus a 4% spread long-term debt with final payment due September 2021	—	750
Three-month Euribor (360) plus a 3.5% spread long-term debt with final payment due June 2022 (repaid early)	—	750
Three-month Euribor (360) plus a 2.2% spread long-term debt with final payment due August 2022	139	—
Six-month Euribor (360) plus a 2.75% spread long-term debt with final payment due December 2022	92	183
Three-month Euribor (360) plus a 1.9% spread long-term debt with final payment due June 2023	621	1,025
Six-month Euribor (360) plus a 2.5% spread long-term debt with final payment due August 2023	2,946	3,920
11.76% fixed long-term debt with final payment due October 2023	216	314
Six-month Euribor (360) plus a 2.75% spread long-term debt with final payment due March 2025	4,646	—
2.3% fixed long-term debt with final payment due January 2026	4,518	5,562
No interest rate long-term debt with final payment due September 2027	395	378
0.21% fixed long-term debt with final payment due December 2030	2,963	3,257
80% of six-month Euribor (360) plus a 0.95% spread long-term debt with final payment due January 2035	903	287
Total long-term borrowings	17,439	16,426
Less current installments	(3,862)	(7,124)
Long-term borrowings, excluding current installments	13,577	9,302

During 2021 and 2020, both the three-month Euribor (360) and the six-month Euribor (360) were negative. Consequently, actual range of rates are from 0.21% and 4%.

In 2015 the Company incurred long-term debt for nominal amount of 5,000 with installments payable on a quarterly basis and with final payment due in September 2021. This loan was paid off regularly in September 2021.

In January 2017, the Company incurred long-term debt for a 2,500 nominal amount with installments payable on a quarterly basis and with final payment due June 2022. The loan has a residual amount as at 31 December 2021 equal to zero since it was repaid early in September 2021.

In March 2021, the Parent Company, following the sale of its former subsidiary IMPE S.p.A., assumed the residual debt of the loan received by IMPE S.p.A. in 2017 for a nominal amount of 1,000 to be repaid in monthly installments up to August 2022. This loan, of which 139 remains at year-end, provides for variable interest installments determined based on the three-month Euribor (360) plus a 2.2% spread.

In 2018, the Romanian subsidiary obtained a long-term debt from a financial institution, amounting to 206. Such loan has installments repayable on a monthly basis starting from October 2020 and ending in December 2022. This long-term debt, of which 92 remains at year-end, provides for variable interest installments determined based on the six-month Euribor (360) plus a 2.75% spread.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

In November 2017, the Company incurred long-term debt for a 2,000 nominal amount with installments payable on a monthly basis and with final payment due June 2023. This long-term debt, of which 621 remains at year-end, provides for variable interest installments determined based on the three-month Euribor (360) plus a 1.9% spread.

A loan of nominal 10,000 was incurred in 2015 by the Romanian subsidiary. The loan was payable on a monthly basis starting from August 2015. In August 2017 and July 2019, the subsidiary negotiated a rescheduling of the loan’s repayment with the bank. In particular, the loan, remaining at year-end in the amount of 2,946 is due by August 2023, and the new amortisation schedule provides for monthly installments and a lump sum repayment of 1,944, due on maturity. The variable interest rate is six-month Euribor (360) plus a 2.5% spread. The loan is guaranteed by a mortgage on the Romanian plant for an amount of 16,628, and is subject to the following covenants: (a) cash receipts >= 60% turnover; (b) earnings before interest, taxes, depreciation and amortisation (EBITDA) >= 4.5%; (c) net debt/EBITDA <= 3; (d) debt service cover ratio >= 1.35. The Romanian subsidiary was in compliance with the covenants required.

In May 2020, the Brazilian subsidiary obtained a long-term loan from a financial institution, amounting to 314. This loan has been obtained as part of the COVID-19 measures to support business approved by the Brazilian government. Such loan has installments repayable on a monthly basis starting from 2020, after the six-month interest-only period, and ending in October 2023. This long-term debt, of which 216 remains at year-end, provides for variable installments determined based on 11.76% interest rate.

In March 2021, the Romanian subsidiary obtained a long-term loan of 5,000 which provides for variable interest installments determined based on the six-month Euribor (360) plus a 2.75% spread. This loan, of which 4,646 remains at year-end, is backed by a 90% state-guarantee and ends in March 2025. The first installment, after the five-month interest only period, was paid on October 2021.

In July 2017, the Company incurred long-term debt for a 7,000 nominal amount with installments payable on a monthly basis, fixed interest rate of 2.3% and with final payment due January 2026. This long-term fixed-rate debt, of which 4,518 remains at year-end, is assisted by a mortgage on the properties located in Matera (Italy) for an amount of 14,000.

In March 2020, the Swiss subsidiary obtained a long-term loan from a financial institution, amounting to 378. This loan has been obtained as part of the COVID-19 measures to support business approved by the Swiss government. Such loan has installments repayable on a six-month basis starting from 2022 and ending in September 2027. This long-term debt, of which 395 remains at year-end, has no interest rate.

In December 2019, the Company incurred long-term debt for a 4,181 nominal amount with installments payable on semi-annual basis, fixed interest rate of 0.21% and with final payment due December 2030. This long-term debt, of which 2,963 remains at year-end, is guaranteed by a mortgage on the properties located in Ginosa, Laterza and Santeramo in Colle (Italy) for a total amount of 13,936.

In December 2019, one of the Italian subsidiaries incurred long-term debt for a 435 nominal amount with installments payable on semi-annual basis and with final payment due January 2035. This long-term debt, of which 903 remains at year-end following a further disbursement obtained in 2021, provides for variable interest installments determined based on the 80% of six-month Euribor (360) plus 0.95% spread. Such loan is guaranteed by a mortgage on the properties located in Pozzuolo del Friuli (Italy) for a total amount of 3,000.

During 2021 and 2020, the Company made all installment payments related to the aforementioned long-term borrowings.

Interest expense related to long-term borrowings for the years ended December 31, 2021, 2020 and 2019 is 405, 405 and 454, respectively. Interest due is paid with the related installment.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

20 Lease liabilities (non-current and current)

The non-current and current portion of the lease liabilities as at December 31, 2021 and 2020 is as follows:

	31/12/21	31/12/20
Non-current portion of the lease liabilities	46,592	43,137
Current portion of the lease liabilities	10,546	10,456
Total	57,138	53,593

Changes in the carrying amount of the lease liabilities for the year ended December 31, 2021 and 2020 are reported in the following tables.

	31/12/21	31/12/20
Balance at beginning of year	53,593	57,367
Additions for new leases	3,194	10,083
Interest expenses	2,603	2,589
Lease payments	(12,693)	(12,496)
Disposal of leases	(58)	(260)
Adjustments due to remeasurements	9,084	850
Adjustments due to modifications	41	(327)
Covid-19 rent concessions	(1,515)	(1,799)
Effect of translation adjustments	2,889	(2,414)
Balance at end of year	57,138	53,593

As at December 31, 2021, the incremental borrowing rate is within the range of 3% and 12% (the same range as at December 31, 2020).

The maturity analysis of the contractual undiscounted cash flows of the lease liabilities as at December 31, 2021 and 2020 are reported in the tables below.

	31/12/21	31/12/20
Less than one year	13,130	13,039
One to five years	38,419	35,461
More than five years	14,305	14,154
Total undiscounted lease liabilities	65,854	62,654

Some property leases contain extension options exercisable by the Group up to one year before the end of the non-cancellable contract period. Where practicable, the Group seeks to include extension options in new leases to provide operational flexibility. The extension options held are exercisable only by the Group and not by the lessors. The Group assesses at lease commencement date whether it is reasonably certain to exercise the extension options. The Group reassesses whether it is reasonably certain to exercise the options if there is a significant event or significant changes in circumstances within its control. The Group has estimated that the potential future lease payments, should it exercise the extension option, would result in an increase in lease liability of 22,015 (19,289 as at December 31, 2020).

The Group negotiated rent concessions with its landlords for the majority of its retail store leases as a result of the severe impact of the COVID-19 pandemic during the year. The Group applied the practical expedient for COVID-19-related rent concessions consistently to eligible rent concessions relating to its retail store leases. The amount recognised in profit or loss for the years ended December 31, 2021 and 2020 to reflect changes in lease payments arising from rent concessions to which the Group has applied the practical expedient for COVID-19-related rent concessions is 1,515 and 1,799, respectively.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

21 Employees’ leaving entitlement

Changes to employees’ leaving entitlement occurring during 2021 and 2020 are analysed as follows:

	31/12/21	31/12/20
Balance at beginning of year	15,747	16,121
Current service cost	103	95
Interest expense	51	123
Benefits paid	(940)	(396)
Actuarial losses	627	212
Reclassification to liabilities directly related to assets held for sale	—	(408)
Balance at end of year	15,588	15,747

The employees’ leaving entitlement refers to a defined benefit plan provided for by the Italian legislation due and payable upon termination of employment, assuming immediate separation (see note 4(q)).

The principal assumptions used in determining the present value of such defined benefit obligation (“DBO”) related to the employee benefit obligation are reported as follows:

	31/12/21	31/12/20
Annual discount rate	0.98%	0.34%
Annual future salary increase rate	1.75%	0.80%
Annual inflation rate	1.75%	0.80%
Annual DBO increase rate	2.81%	2.10%
Mortality	RG48 mortality tables published by the General State Accounting
Inability	National Institute for Social Security tables, by age and sex
Retirement	100% upon achievement of AGO requisites
Annual frequency of turnover	2.00%	4.00%
Annual frequency of DBO advances	2.00%	2.00%

A quantitative sensitivity analysis for significant assumptions impacting the DBO as at December 31, 2021 and 2020 is reported as follows:

	31/12/21	31/12/20
+1% on turnover rate	(118)	(115)
-1% on turnover rate	130	127
+0.25% on annual inflation rate	232	218
-0.25% on annual inflation rate	(227)	(214)
+0.25% on annual discount rate	(362)	(340)
-0.25% on annual discount rate	375	352

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

The following are the expected payments of the employees’ leaving entitlement in future years:

	31/12/21	31/12/20
Within 1 year	769	1,193
Between 2 and 5 years	3,223	3,782

The average duration of the defined benefit plan as at December 31, 2021 and 2020 is 10.5 years.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

22 Contract liabilities (non-current and current)

Contract liabilities as at December 31, 2021 and 2020 consist of the following:

	31/12/21	31/12/20
Advance payments from customers	19,206	14,318
Deferred income from licensing of Natuzzi’s trademarks	6,343	6,726
Deferred revenue for Natuzzi Display System	2,178	2,613
Deferred revenue for Service-Type Warranty	475	526
Total contract liabilities	28,202	24,183
Less current portion	(20,797)	(16,150)
Non-current portion	7,405	8,033

“Advance payments from customers” are related to considerations received by the Group upon sale of the Group’s products, and before their delivery to end customers.

“Deferred income from licensing Natuzzi’s trademarks” refers to the deferral of revenue deriving from licensing Natuzzi’s Trademarks, to the former subsidiary Natuzzi Trading Shanghai, as part of the transaction with Kuka previously described in note 11. Such revenue, in the amount of 6,343 (net of the elimination of intercompany profit on the transaction), has been deferred over the useful life (20 years) of the licensed trademarks.

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

The amount of revenue recognised for the years ended December 31, 2021, 2020 and 2019 that was included in the opening contract liabilities balance amounts to 16,150, 14,014 and 12,165, respectively.

23 Provisions (non-current and current)

Provisions as at December 31, 2021 and 2020 consist of the following:

	31/12/21	31/12/20
Provision for legal claims	9,403	12,865
Provision for tax claims	229	360
Provision for warranties	2,839	3,745
Termination indemnities for sales agents	940	1,049
Other provisions	—	—
Total provisions	13,411	18,019
Less current portion	(2,839)	(3,745)
Non-current portion	10,572	14,274

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

The item “Other provisions” was mainly composed of the provision associated with the restructuring of part of the Italian upholstered furniture plant and headquarters. Estimated restructuring costs provided for in such provision mainly include employees’ one-time termination benefits and are based on a detailed plan agreed between management and employee representatives.

Changes in the above provisions for the years ended December 31, 2021 and 2020 are analysed as follows:

	Provision for legal claims	Provision for tax claims	Provision for warranties	Termination indemnities for sales agents	Other Provisions	Total
Balance as at December 31, 2019	10,469	641	4,489	1,197	659	17,455
Provisions made during the year	5,403	103	969	—	—	6,475
Provisions used during the year	(2,907)	(384)	(1,713)	(148)	(659)	(5,811)
Provisions reversed during the year	(100)	—	—	—	—	(100)
Balance as at December 31, 2020	12,865	360	3,745	1,049	—	18,019
Provisions made during the year	1,110	—	455	237	—	1,802
Provisions used during the year	(4,572)	(105)	(1,339)	(346)	—	(6,362)
Provisions reversed during the year	—	(26)	(22)	—	—	(48)
Balance as at December 31, 2021	9,403	229	2,839	940	—	13,411

As at December 31, 2021, the provision for legal claims refers for 8,608 (12,263 as at December 31, 2020) to the probable contingent legal liability related to legal procedures initiated by 154 workers against the Company for the misapplication of the social security procedure “CIGS—Cassa Integrazione Guadagni Straordinaria”. According to the “CIGS” procedure, the Company pays a reduced salary to the worker for a certain period of time based on formal agreements signed with the Trade Unions and other Public Social parties. In particular, these 154 workers are claiming in the legal procedures that the Company applied the “CIGS” during the period from 2004 to 2016 without foreseeing any time rotation. In May 2017, the Company received from the Italian Supreme Court of Justice (“Corte di Cassazione”) an adverse verdict for the above litigation related only to two workers. Based on this unfavorable verdict, the Company, with the support of its legal counsel, has assessed that the liability for legal procedures initiated by all the 154 workers is 8,608.

24 Deferred income for government grants

Changes in the carrying amount of deferred income for government grants for the years ended December 31, 2021 and 2020 are analysed as follows:

	31/12/21	31/12/20
Balance at beginning of year	12,458	13,869
Additions	1,725	—
Reclassification to liabilities directly related to assets held for sale	—	(11)
Credit to profit or loss	(1,429)	(1,400)
Balance at end of year	12,754	12,458

Government grants are related to benefits the Group obtained in 2021 and previous years from the Italian government as part of the incentive programs for under-industrialised regions in Southern Italy. They have been received to compensate the Group for the purchase of certain items of property, plant and equipment and for certain expenses mainly related to research projects. Deferred income for grants related to property, plant and equipment are credited to profit or loss on a straight-line basis over the expected lives of the related assets. Deferred income for grants related to expenses are credited to profit or loss in the periods in which the costs are recognised.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

There are no unfulfilled conditions or contingencies attached to these grants, except for that in accordance with the terms of some grants, the Group is prohibited from selling certain items of property, plant and equipment for a period of five years from the date on which the related grant was finally approved by the Italian governmental agency. As at December 31, 2021 the carrying amount of these items of property, plant and equipment amounted to 4,607.

25 Bank overdrafts and short-term borrowings

Bank overdrafts and short-term borrowings as at December 31, 2021 and 2020 are analysed as follows:

	31/12/21	31/12/20
Bank overdrafts	1,223	2,111
Borrowings related to a recourse factoring agreement	26,341	22,246
Borrowings secured with trade receivables not part of factoring agreement	8,327	5,629
Borrowings unsecured	256	826
Total	36,147	30,812

The weighted average interest rates on the bank overdrafts and short-term borrowings for the years ended December 31, 2021 and 2020 are as follows:

	2021	2020
Bank overdrafts	5.53%	5.50%
Borrowings	3.92%	3.90%

As at December 31, 2021, the unused portion of credit facilities available to the Group, for which no commitment fees are due, amount to 14,947 (23,916 as at December 31, 2020). Such unused portion is related to a recourse factoring agreement for export-related trade receivables (10,222), borrowings to be secured with trade receivables (1,980) and bank overdrafts (2,745).
26 Trade payables

Trade payables as at December 31, 2021 and 2020 are analysed as follows:

	31/12/21	31/12/20
Invoices received - supplier not part of factoring facility	52,110	42,966
Invoices received - supplier factoring facility	13,581	11,849
Accruals for invoices to be received	23,524	19,448
Total	89,215	74,263

Trade payables mainly represent amounts payable for purchases of goods and services in Italy and abroad.

Trade payables include amounts due to related parties amounting to nil both as at December 31, 2021 and 2020 (see note 43).

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

The Parent has not derecognised the original liabilities to which the arrangement applies because neither a legal release was obtained nor was the original liability substantially modified on entering into the arrangement. From the Parent’s perspective, the arrangement does not significantly extend payment terms beyond the normal terms agreed with other suppliers that have not elected to participate in the program. The Parent, therefore, presents the amounts factored by these suppliers as trade payables because the nature and function of the financial liability remain the same as those of other trade payables but discloses disaggregated amounts in this note. All payables under the SCF program are classified as current as at December 31, 2021 and 2020.

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

27 Other payables

Other payables as at December 31, 2021 and 2020 are analysed as follows:

	31/12/21	31/12/20
Salaries and wages	7,991	8,621
Social security contributions	5,898	5,073
Vacation accrual	4,397	3,275
Withholding taxes on payroll and on others	2,000	2,097
Advance payment from the Parent’s majority shareholder	2,500	2,500
Other accounts payable	8,667	6,703
Total	31,453	28,269

As at December 31, 2021, the amount of 2,500 refers to the payment received from the Parent’s majority shareholder and to be reimbursed to it during 2022 based on the decision taken by the Parent’s management in December 2021. Specifically, in light of the extraordinary challenges imposed by COVID-19 on the Group, on February 28, 2020, the Parent’s majority shareholder entered into an agreement with it setting forth its undertaking, should the Parent so request, to make advance payments of up to 15,000 to satisfy the subscription price of a future rights issue. On February 28, 2020, the Parent requested an initial payment of 2,500 which it received on March 2, 2020. In December 2021, the Parent’s management decided that the share capital increase will no longer take place. Therefore, as at December 31, 2021, the amount of 2,500 to be paid back to the majority shareholder has been included in the caption “Other payables” of the statement of financial position.

28 Other liabilities

Other liabilities as at December 31, 2021 and 2020 are analysed as follows:

	31/12/21	31/12/20
Advance payments for government grants	412	1,069
Other	—	—
Total	412	1,069

As at December 31, 2021 and 2020, advance payments for government grants are related to considerations received by the Parent for government grants obtained for next years’ purchases of property, plant and equipment and next years’ expenses related to research projects.

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

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The tables below summarise in euro equivalent the contractual amounts of forward exchange contracts used to hedge principally future cash flows from trade receivables and sale orders as at December 31, 2021 and 2020.

	31/12/21	31/12/20
U.S. dollars	20,532	854
British pounds	14,723	8,760
Euro	12,192	11,385
Australian dollars	1,826	1,459
Japanese yen	1,152	1,293
Canadian dollars	812	2,301
Swedish kroner	99	203
Total	51,336	26,255

The following tables present information regarding the contract amount in euro equivalent amount and the estimated fair value of all of the Group’s forward exchange contracts. Contracts with net unrealized gains are presented as “assets” and contracts with net unrealized losses are presented as “liabilities”.

	2021		2020
	Contract amount	Unrealised gains/(losses)	Contract amount	Unrealised gains/(losses)
Assets	18,159	96	12,587	112
Liabilities	33,177	(691)	13,668	(253)
Total	51,336	(595)	26,255	(141)

As at December 31, 2021 and 2020, the forward exchange contracts have a net unrealized expense of 595 and 141, respectively. These amounts are recorded in net exchange rate gains/(losses) in the consolidated statements of profit or loss (see note 37).

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

A. Accounting classification of financial assets and financial liabilities

The following tables show the classification and carrying amounts of Group’s financial assets and financial liabilities as at December 31, 2021 and 2020.

Financial assets	31/12/21	31/12/20
Financial assets measured at amortised cost
Other non-current receivables	4,854	3,364
Trade receivables	41,259	33,934
Other current receivables	11,018	9,833
Cash and cash equivalents	53,472	48,187
Total (a)	110,603	95,318
Financial assets measured at fair value
Forward exchange contracts	96	112
Total (b)	96	112
Total financial assets (a+b)	110,699	95,430

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

Financial liabilities	31/12/21	31/12/20
Financial liabilities measured at amortised cost
Long-term borrowings	17,439	16,426
Lease liabilities	57,138	53,593
Bank overdrafts and short-term borrowings	36,147	30,812
Trade payables	89,215	74,263
Other payables	31,453	28,269
Total (a)	231,392	203,363
Financial liabilities measured at fair value
Forward exchange contracts	691	253
Total (b)	691	253
Total financial liabilities (a+b)	232,083	203,616

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

For further details on “Long-term borrowings”, “Lease liabilities”, “Bank overdrafts and short-term borrowings”, “Trade payables”, “Other payables” and “Forward exchange contracts” reference should be made to notes 19, 20, 25, 26, 27 and 29, respectively.

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

The following tables show the carrying amount and fair value of Group’s financial assets and financial liabilities as at December 31, 2021 and 2020, other than those with carrying amount that are reasonable approximation of fair value.

	31/12/21		31/12/20
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Forward exchange contracts	96	96	112	112
Financial liabilities
Floating-rate borrowings	9,347	9,552	6,915	6,999
Fixed rate borrowings	8,092	9,308	9,511	10,433
Total long-term borrowings	17,439	18,860	16,426	17,432
Forward exchange contracts	691	691	253	253

As at December 31, 2021 and 2020, the fair value measurement hierarchy of the forward exchange contracts and long-term borrowings is “significant observable inputs” (level 2).

There were no transfers between level 1 (quoted prices in active markets) and level 2 during 2021 and 2020. There were no level 3 (significant unobservable inputs) fair values estimated as at December 31, 2021 and 2020.

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

The fair values of the Group’s interest-bearing borrowings are determined using the discounted cash flow method. The discount rate used reflects the issuer’s borrowing rate as at the end of the reporting period. The own non-performance risk as at December 31, 2021 and 2020 is determined to be insignificant.

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

Impairment losses on financial assets recognised in profit or loss for the years ended December 31, 2021, 2020 and 2019 are related mainly to trade receivables and are as follows:

	2021	2020	2019
Impairment loss on trade receivables	110	1,802	2,389

The Group accrued an impairment loss on trade receivables of 110 as a result of an accrual of 728 accounted for some of its subsidiaries and a reversal of 618 accounted for other subsidiaries.

(ii-a) Trade receivables

The Group’s customers are distributors, retailers and end consumers.

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

In particular, the Group has established a credit policy under which each customer is analysed individually for creditworthiness before the Group’s standard payment and delivery terms and conditions are offered. The Group’s review includes external ratings, if they are available, financial statements, credit agency information, industry information and in some cases bank references. After such review, sale limits are established for each customer and reviewed periodically. Any sales exceeding those limits require approval from senior management. In response to the COVID-19 pandemic, management has also been performing more frequent reviews of sales limits for customers in regions and industries that are severely impacted. Specifically, in 2021 and 2020, certain sales limits have been closely and frequently monitored, and if necessary reduced, particularly for customers operating in certain countries (e.g., the US, Brazil, United Kingdom, France and Spain) because the Group’s experience is that the COVID-19 pandemic has had a greater impact on customers in those countries than on customers in other countries or regions.

Furthermore, the Group limits its exposure to credit risk from trade receivables by establishing a maximum payment period in the range of 30-90 days for individual customers. During the years ended December 31, 2021 and 2020, the Group temporarily extended the credit terms to up to 120 days for certain customers with liquidity constraints arising as a direct result of the COVID-19 pandemic. All extensions were granted within current sales limits after careful consideration of the impact of the COVID-19 pandemic on the creditworthiness of the customer and each customer that was granted an extension is closely monitored for credit deterioration. In order to mitigate credit risk, sales to distributors or retailers for which no payment extensions are granted due to an uncertain creditworthiness assessment, are required to be settled in cash (“cash against documents”, “cash on delivery”, “payment in advance”). Furthermore, sales to the end consumers are also required to be settled in cash or using major credit cards, thus mitigating the credit risk.

More than 80% of the Group’s distributors and retailers have been transacting with the Group for at least five years, and none of these customers’ balances have been written off or are credit‑impaired at the reporting date. In monitoring customer credit risk, customers are grouped according to their credit characteristics, including whether they are an individual or a legal entity, whether they are a distributor or retailer, their geographic location, industry, trading history with the Group and the existence of previous financial difficulties. In response to the COVID-19 pandemic, the Group divided some of these customer groups into subgroups when there was a significant difference in the way the pandemic impacted exposures in the customer group.

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

The Group evaluates the concentration of risk with respect to trade receivables and revenue as low, as its customers are located in several jurisdictions and operate in largely independent markets (see notes 15 and 31). Furthermore, as at December 31, 2021, 2020 and 2019, the Group had one customer, the joint venture Natuzzi Trading Shanghai, whose purchases exceeded 5% of revenue and trade receivables (see note 43). In particular, for such related party customer, the percentage of revenue and trade receivables are reported in the following tables.

	31/12/21	31/12/20	31/12/19
Revenue	48,457	38,401	36,442
Trade receivables	6,953	5,961	3,619

As at December 31, 2021 and 2020, insured and non-insured trade receivables are as follows:

	31/12/21	31/12/20
Insured trade receivables	26,459	21,468
Non-insured trade receivables	20,125	20,347
Gross trade receivables	46,584	41,815
Provision for doubtful accounts	(5,325)	(7,881)
Net trade receivables	41,259	33,934

As at December 31, 2021 and 2020 the ageing of trade receivables is as follows:

	31/12/21	31/12/20
Current (not past due)	30,146	28,919
From 1 to 29 days past due	7,854	3,877
From 30 to 60 days past due	1,030	1,105
From 61 to 90 days past due	355	347
More than 90 days past due	7,199	7,567
Gross trade receivables	46,584	41,815
Provision for doubtful accounts	(5,325)	(7,881)
Net trade receivables	41,259	33,934

The movements in the provision for doubtful accounts in respect of trade receivables for the years ended December 31, 2021 and 2020 are reported in note 15.

The provision for doubtful accounts is estimated by the Group based on the insurance in place, the credit worthiness of its customers, historical trends, as well as current and future general economic conditions.

Specifically, for receivables subject to collective valuation an impairment analysis is performed at each reporting date using a provision matrix to measure expected credit losses. The impairment allowance rates (default rates) are based on days past due for groupings of various customer segments with similar loss patterns (i.e., by customer type and rating, and coverage by

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

credit insurance). The calculation reflects the probability-weighted outcome based on reasonable and supportable information available at the reporting date about past events, current conditions and forecasts of future economic conditions.

Instead, for individual receivables which are known to be difficult to collect an impairment analysis is performed at each reporting date to measure expected credit losses. The impairment allowance is estimated by the Group based on the financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation and default or late payments.

Set out below is the information about the credit risk exposure on the Group’s trade receivables using a provision matrix as at December 31, 2021 and 2020, further to the adoption of IFRS 9.

December 31, 2021

	Days past due
	<30 days	30-60 days	61-90 days	> 90 days	Total
Trade receivables subject to collective valuation	15,783	266	6	—	16,055
Trade receivables subject to specific valuation					30,529
Total gross carrying amount					46,584
Default rate	0.54%	5.55%	12.71%	28.86%	—
Expected credit loss	85	15	1	—	101

December 31, 2020

	Days past due
	<30 days	30-60 days	61-90 days	> 90 days	Total
Trade receivables subject to collective valuation	9,480	264	24	239	10,007
Trade receivables subject to specific valuation					31,808
Total gross carrying amount					41,815
Default rate	0.56%	5.79%	13.08%	100.00%
Expected credit loss	53	15	3	239	310

(ii-b) Other receivables

As at December 31, 2021 and 2020 other receivables current and non-current amount to 15,872 and 13,197, respectively. Such receivables are considered to have a low credit risk and the impairment loss has been measured on a 12-months expected credit loss basis. Management considers its other receivables to have a low credit risk as they have a low risk of default and their counterparties are able to meet their contractual cash flow obligations in the short-term. As at December 31, 2021 and 2020 the identified impairment loss of other receivables is immaterial.

(ii-c) Cash and cash equivalents

As at December 31, 2021 and 2020 the Group has cash and cash equivalents of 53,472 and 48,187, respectively. Indeed, the Group considers its cash and cash equivalents to have a low credit risk based on the external credit ratings of the financial institutions. Indeed, the Group’s cash and cash equivalents are held with financial institutions, which have external credit risk ratings that are equivalent to the understood definition of “investment grade”. Impairment of cash and cash equivalents has been measured on a 12-months expected credit loss basis and reflects the short-term nature of the exposures. As at December 31, 2021 and 2020 the identified impairment loss of cash and cash equivalents is immaterial.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

(ii-d) Derivative financial instruments

Domestic currency swaps (see note 29) are entered into with financial institutions that have outstanding external credit ratings (“investment grade”). As at December 31, 2021 and 2020 the identified impairment loss of the favourable domestic currency swaps is immaterial.

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

The Group aims to maintain the level of its cash and cash equivalents at an amount in excess of expected cash outflows on financial liabilities over the next 60 days. The Group also monitors the level of expected cash inflows on trade and other receivables together with expected cash outflows on trade and other payables. As at December 31, 2021, the expected cash flows from trade and other receivables maturing within two months were in excess of the expected cash outflows for trade and other payables due within two months. This excludes the potential impact of extreme circumstances that cannot reasonably be predicted.

As described in note 26, the Group also participates in a supply chain financing arrangement (SCF) with the principal purpose of facilitating efficient payment processing of supplier invoices. The SCF allows the Group to centralise payments of trade payables to the bank rather than paying each supplier individually. While the SCF does not significantly extend payment terms beyond the normal terms agreed with other suppliers that have not participated, the arrangement assists in making cash outflows more predictable.

Therefore, the Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of bank overdrafts, short-term borrowings and long-term borrowings.

The steps taken by the Group in 2020 and 2021 to respond to possible future liquidity constraints arising from the COVID-19 pandemic and the impact of those steps on the consolidated financial statements include the following.

—
In June 2020, the Parent signed a sale agreement with a third party for the disposal of the land located in the “Santeramo in Colle-Iesce” area, just a few miles away from its headquarters. The cash consideration received by the Parent for such disposal amounts to 2,800. Furthermore, if certain conditions included in this sale agreement are met, in the next year the Parent could receive additional consideration of about 2,500 from the acquirer (see note 8).
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
—
Following the “Share Sell and Purchase agreement” (the “Agreement”) signed with Vita Group on January 8, 2021, on March 1, 2021, the Parent sold its entire interest in the subsidiary IMPE S.p.A. for a consideration of approximately 6,100 plus certain customary purchase price adjustments of about 2,100. The cash consideration already received by the Parent at the date of the approval of these consolidated financial statements amounts to 8,202 (see note 7).
—
In March, May and September 2021, the Parent sold to third parties two idle industrial real estate complexes located in the city of Altamura (Bari), just a few miles away from its headquarters (see note 7) and a site located in High Point (North Caroline, USA), for a total cash consideration of 4,254 (see note 8).

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

—
In March 2021, the Romanian subsidiary obtained a long-term loan from a financial institution, amounting to 5,000. This loan, which is guaranteed by a Romanian governmental authority, has been made available by the Romanian government as part of the COVID-19 measures to support businesses. Such loan has instalments repayable on a monthly basis starting from October 2021, after the six-month interest-only period, and ending in March 2025. This long-term debt provides for variable interest installments determined based on the six-month Euribor (360) plus a 2.75% spread (see note 19).
—
In January 2022, the Parent obtained a long-term loan from a financial institution, amounting to 4,000. This loan, which is guaranteed by an Italian governmental authority, has been made available by the Italian government as part of the COVID-19 measures to support businesses. Such loan has installments repayable on a quarterly basis starting from January 2023, after the 12-month interest-only period, and ending in January 2028. This long-term debt provides for variable interest installments determined based on the six-month Euribor (360) plus a 2.20% spread.

The tables below summarize the remaining contractual maturities of financial liabilities as at December 31, 2021 and 2020. The amounts are gross and undiscounted, and include contractual interest payments and exclude the impact of netting agreements.

December 31, 2021

	Less than 2 months	2 to 12 months	1 to 2 years	2 to 5 years	More than 5 years	Total
Long-term borrowings	774	3,981	5,935	6,006	2,807	19,503
Lease liabilities	1,889	11,241	12,760	25,659	14,305	65,854
Bank overdrafts and short-term borrowings	36,147	—	—	—	—	36,147
Trade and other payables	31,453	89,215	—	—	—	120,668
Losses on derivative financial instruments	691	—	—	—	—	691
Total financial liabilities	70,954	104,437	18,695	31,665	17,112	242,863

December 31, 2020

	Less than 2 months	2 to 12 months	1 to 2 years	2 to 5 years	More than 5 years	Total
Long-term borrowings	587	7,015	2,642	5,663	2,459	18,366
Lease liabilities	1,844	11,195	11,503	23,958	14,154	62,654
Bank overdrafts and short-term borrowings	30,812	—	—	—	—	30,812
Trade and other payables	28,269	74,263	—	—	—	102,532
Losses on derivative financial instruments	253	—	—	—	—	253
Total financial liabilities	61,765	92,473	14,145	29,621	16,613	214,617

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

In addition, the following is to be considered: (a) as at December 31, 2021, the Group has unused credit lines of 14,947 (see note 25); (b) the Company can use the credit facilities of its subsidiaries adhering to the cash pooling contract in place; from time to time, the Company evaluates the adequacy of such credit facilities, requesting additional facilities as needed; (c) the Group holds cash at foreign subsidiaries, that can be withdrawn by the Company subject to the approval of a dividend distribution; some of these dividends are subject to withholding taxes; (d) the Company can apply for long-term borrowings

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

to sustain long-term investments; (e) there are no significant liquidity risk concentrations, both on financial assets and on financial liabilities.

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

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s long-term borrowings obligations with floating interest rates. The Group manages its interest rate risk by having a portfolio of fixed and variable rate borrowings. As at December 31, 2021, approximately 46.4% of the Group’s borrowings were at a fixed rate of interest (2020: 57.9%). No derivative financial instruments were entered into by the Group to manage the cash flow risk on floating interest-rate borrowings.

The following tables demonstrate the sensitivity to a reasonably possible change in interest rates on that portion of loans and borrowings affected. With all other variables held constant, the Group’s profit before tax is affected through the impact on floating rate borrowings as follows:

	Increase/decrease in basis points	Effect on profit before tax
December 31, 2021	+45	(43)
December 31, 2021	-45	43
December 31, 2020	+45	(38)
December 31, 2020	-45	38
December 31, 2019	+45	(51)
December 31, 2019	-45	51

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

The following tables demonstrate the sensitivity to a reasonably possible change in foreign exchange rates, with all other variables held constant.

The Group’s profit before tax is affected through the change in foreign in exchange rates as follows:

	Change in foreign exchange rates	Effect on profit before tax
December 31, 2021	+5%	5,381
December 31, 2021	-5%	(5,113)
December 31, 2020	+5%	2,161
December 31, 2020	-5%	(2,447)
December 31, 2019	+5%	3,155
December 31, 2019	-5%	(3,486)

As at December 31, 2021 and 2020 the Group’s financial assets and financial liabilities denominated in foreign currency are as follows:

Financial assets	31/12/21	31/12/20
Trade receivables	29,434	26,269
Cash and cash equivalents	48,014	44,611
Total financial assets	77,448	70,880

Financial liabilities	31/12/21	31/12/20
Long-term borrowings	611	692
Lease liabilities	37,643	35,927
Bank overdraft and short-term borrowings	24,783	18,547
Trade payables	35,524	28,064
Total financial liabilities	98,561	83,230

As at December 31, 2021 and 2020, the summary quantitative data about Group’s exposure to currency risk as reported to the management of the Group is as follows:

December 31, 2021

	Financial Assets (a)	Financial liabilities (b)	Net Exposure (c) = (a)-(b)
U.S. dollars	29,658	46,930	(17,272)
Chinese Yuan	18,927	14,192	4,735
British pounds	15,027	16,664	(1,637)
Brazilian Reais	4,334	2,435	1,899
Canadian dollars	2,263	1,290	973
Mexican pesos	1,395	1,883	(488)
Romanian Leu	666	7,934	(7,268)
Other	5,178	7,233	(2,055)
Total	77,448	98,561	(21,113)

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

(v) Reconciliation of movements of liabilities to cash flows arising from financing activities

The following tables show the reconciliation of movements of financial liabilities to cash flows arising from financing activities for the three years ended December 31, 2021, 2020 and 2019.

December 31, 2021

	Jan. 1, 2021	Cash outflows	Cash inflows	Changes in fair value	Other changes	Dec. 31, 2021
Long-term borrowings	16,426	(4,788)	5,873	—	(72)	17,439
Lease liabilities	53,593	(10,090)	—	—	13,635	57,138
Short-term borrowings	28,701	—	6,210	—	13	34,924
Bank overdrafts	2,111	(888)	—	—	—	1,223
Non-controlling interests	1,020	(545)	144	—	892	1,511
Total liabilities from financing activities	101,851	(16,311)	12,227	—	14,468	112,235

Bank overdrafts are used only for cash management purposes.

December 31, 2020

	Jan. 1, 2020	Cash outflows	Cash inflows	Changes in fair value	Other changes	Dec. 31, 2020
Long-term borrowings	18,412	(2,675)	875	—	(186)	16,426
Lease liabilities	57,367	(9,907)	—	—	6,133	53,593
Short-term borrowings	22,196	—	6,518	—	(13)	28,701
Bank overdrafts	1,974	—	137	—	—	2,111
Non-controlling interests	1,692	(388)	—	—	(284)	1,020
Total liabilities from financing activities	101,641	(12,970)	7,530	—	5,650	101,851

Bank overdrafts are used only for cash management purposes.

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

Types of goods	2021	2020	2019
Sale of upholstery furniture	373,936	280,210	329,162
Sale of home furnishing accessories	39,803	33,325	39,623
Sale of polyurethane foam	7,660	6,848	9,665
Sale of other goods	5,976	7,960	8,512
Total	427,375	328,343	386,962

The sale of upholstery furniture includes the following categories: stationary furniture (sofas, loveseats and armchairs), sectional furniture, motion furniture, sofa beds and occasional chairs, including recliners and massage chairs.

Geographical markets	2021	2020	2019
Europe, Middle East and Africa	197,584	165,025	183,794
Americas	157,373	99,383	137,665
Asia-Pacific	72,418	63,935	65,503
Total	427,375	328,343	386,962

Geographical location of customers	2021	2020	2019
United States of America	117,012	73,676	97,723
Italy	53,157	46,269	48,557
China	48,857	38,339	39,258
United Kingdom	45,864	36,463	39,416
Spain	15,864	13,039	14,846
Brazil	14,166	8,641	12,120
Canada	13,127	9,233	18,355
Belgium	9,250	7,281	7,809
South Korea	7,574	7,151	5,626
Mexico	7,509	4,829	6,117
Australia	6,335	6,867	8,668
Switzerland	5,280	3,783	5,643
Israel	5,236	3,997	4,022
Japan	3,993	5,320	4,829
France	3,856	5,975	8,493
Other countries (none greater than 5%)	70,295	57,480	65,480
Total	427,375	328,343	386,962

Distribution channels	2021	2020	2019
Wholesale (distributors and retailers)	359,021	274,070	320,263
Directly operated stores (end consumers)	68,354	54,273	66,699
Total	427,375	328,343	386,962

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Brands	2021	2020	2019
Natuzzi Editions	203,849	152,452	160,136
Natuzzi Italia	156,977	115,155	135,500
Private label	52,922	45,928	73,149
Other	13,627	14,808	18,177
Total	427,375	328,343	386,962

Timing of revenue recognition	2021	2020	2019
Goods transferred at a point in time	426,200	326,705	385,510
Goods and services transferred over time	1,175	1,638	1,452
Total	427,375	328,343	386,962

(iii) Contract balances

The following table provides information about receivables and contract liabilities from contracts with customers.

	31/12/21	31/12/20
Trade receivables	41,259	33,934
Trade receivables included in “assets held for sale”	—	1,304
Contract liabilities	28,202	24,183

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

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The transaction price allocated to the remaining performance obligations (partially unsatisfied) as at December 31, 2021 and 2020 is as follows:

	31/12/21	31/12/20
Sale of the license for Natuzzi trademarks
Within a year	383	383
More than a year	5,960	6,343
Total	6,343	6,726
Sale of Natuzzi Display System
Within a year	1,009	1,183
More than a year	1,169	1,430
Total	2,178	2,613
Sale of Service-Type Warranties
Within a year	199	266
More than a year	276	260
Total	475	526

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

Customers who purchase the Group’s upholstered furniture and home furnishings accessories may require a service-type warranty. As disclosed in note 4(t)(v), the Group allocates a portion of the consideration received to the service-type warranty, based on the relative stand-alone selling price. The amount allocated to the service-type warranty is deferred, and is recognised as revenue over the time based on the validity period of such warranty.

These warranties are accounted for under IAS 37. Refer to the accounting policy on warranty provision in note 4(r).

(viii) Cost to obtain a contract

The Group pays sales commission to its agents for each contract that they obtain. For information about the accounting policy elected by the Group on sales commissions, reference should be made to note 4(x).

(ix) Fulfillment costs

The Group accounts for shipping and handling costs related to activities before the customer obtains control of the finished goods as fulfillment costs under the caption “Other assets” of the consolidated statement of financial position. For information about the accounting policy applied by the Group for shipping and handling costs, reference should be made to note 4(v).

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

32 Cost of sales

Cost of sales is analysed as follows:

	2021	2020	2019
Opening inventories	63,909	69,685	84,227
Purchases of raw materials	161,625	105,643	122,728
Purchases of finished products	23,169	15,161	16,477
Labour costs	80,346	71,937	86,209
Depreciation and amortisation	7,895	10,144	11,709
Third party manufacturers costs	2,172	2,829	3,919
Other manufacturing costs	15,922	14,853	17,810
Government grants related to PPE	(1,252)	(1,192)	(1,463)
Closing inventories	(80,211)	(63,909)	(69,685)
Total	273,575	225,151	271,931

The line item “Depreciation and amortisation” includes the depreciation expenses of property plant and equipment and right-of-use assets used in the production of finished goods. The depreciation expenses amount to 7,895, 10,144 and 11,709 for the years ended December 31, 2021, 2020 and 2019, respectively.

33 Other income and other expenses

Other income is analysed as follows:

	2021	2020	2019
Gain on disposal of certain items of property	2,105	—	—
VAT relief	1,395	755	1,216
Reimbursements	580	498	519
Release of provisions for contingent liabilities	—	100	332
Other	2,334	2,529	3,095
Total	6,414	3,882	5,162

As reported in further detail in note 8, during 2021, the Group sold two idle industrial real estate complexes located in the city of Altamura (Bari, Italy) and a site located in High Point (North Caroline, USA), recognising a total gain of 1,748. The remaining gain of 357 refers to other disposals.

During 2021, 2020 and 2019 the Brazilian subsidiary obtained a VAT relief of 1,395, 755 and 1,216, respectively, connected to local tax rules on VAT payments.

During 2021, 2020 and 2019, the Company recorded reimbursements of 580, 498 and 519, respectively, related to the positive outcome of litigation started in previous years.

During 2021, 2020 and 2019, the Company released provisions for legal claims by nil, 100 and 332, respectively, further to the positive settlement of some legal disputes with third parties.

Other expenses include some minor costs incurred by the Group and not related to cost of sales, selling and administrative expenses.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

34 Selling expenses

Selling expenses are analysed as follows:

	2021	2020	2019
Shipping and handling costs	54,672	28,749	35,513
Labour costs	24,241	20,077	23,782
Depreciation and amortisation	11,819	12,441	11,805
Customs duties	10,614	6,958	9,261
Commissions to sales representatives	7,503	5,403	8,393
Advertising expenses	5,576	4,837	7,145
Utilities	2,668	2,149	2,457
Insurance costs	1,293	1,421	1,291
Impairment of non-financial assets	1,188	2,450	—
Fairs	807	591	1,864
Samples	687	582	519
Leases	607	483	649
COVID-19 government grants	(299)	(1,534)	—
COVID-19 rent concessions	(1,515)	(1,799)	—
Other	1,770	1,710	2,571
Total	121,631	84,518	105,250

Due to the adoption of “COVID-19-Related Rent Concessions - Amendment to IFRS 16” issued on 28 May 2020 (see note 5(A)), the Group recognised lease incentives of 1,515 and 1,799 as a reduction of the selling expenses for the year ended December 31, 2021 and 2020, respectively.

During 2021 and 2020, the Group received COVID-19 grants from certain governments, including the US, as part of the actions to provide assistance to entities in the current conditions caused by the COVID-19 pandemic.

35 Administrative expenses

Administrative expenses are analysed as follows:

	2021	2020	2019
Labour costs	17,342	15,578	19,060
Professional services costs	3,690	4,409	4,761
Indirect taxes	3,617	2,354	2,261
Directors and audit committee fees	1,868	736	831
Office and software maintainance	1,784	1,502	1,385
Depreciation and amortisation	1,657	1,580	1,585
Travel expenses	1,388	868	2,226
Mail and Phone	519	523	622
Printing and Stationery	354	278	381
Government grants related to PPE	(54)	(49)	(163)
Other	1,137	1,665	1,077
Total	33,302	29,444	34,026

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

36 Finance income and costs

Finance income is analysed as follows:

	2021	2020	2019
Interest income from financial institutions	39	171	121
Other interest income	186	146	279
Total	225	317	400

Finance costs are analysed as follows:

	2021	2020	2019
Interest expenses due to financial institutions	1,857	1,803	2,864
Interests expenses related to lease liabilities	2,584	2,613	2,635
Other interest expenses	276	1,546	431
Financial institution commissions	2,069	1,869	1,998
Total	6,786	7,831	7,928

37 Net exchange rate gains/(losses)

Net exchange rate gains/(losses) are analysed as follows:

	2021	2020	2019
Net realised gains/(losses) on derivative instruments	(1,428)	317	(737)
Net realised gains/(losses) on trade receivables and payables	4,612	(2,793)	1,600
Total net realised gains/(losses) (a)	3,184	(2,476)	863
Net unrealised gains/(losses) on derivative instruments	(454)	486	(638)
Net unrealised gains/(losses) on trade receivables and payables	(144)	(1,507)	(531)
Net unrealised gains/(losses) on non-monetary assets	(720)	(404)	(2,034)
Total net unrealised gains/(losses) (b)	(1,318)	(1,425)	(3,203)
Total realised and unrealised exchange rate gains/(losses) (a+b)	1,866	(3,901)	(2,340)

“Net unrealised gains/(losses) on non-monetary assets” refers to the remeasurement of non-monetary assets of the subsidiaries Italsofa Romania and Natuzzi China (only for 2019), since such entities have the same functional currency of the Parent, namely the Euro (see note 4(c)(ii)).

38 Income tax expense

Italian companies are subject to two enacted income taxes at the following rates:

	2021	2020	2019
IRES (state tax)	24.00%	24.00%	24.00%
IRAP (regional tax)	4.82%	4.82%	4.82%

IRES is a state tax and is calculated on the taxable income determined on the income before taxes modified to reflect all temporary and permanent differences regulated by the tax law.

IRAP is a regional tax and each Italian region has the power to increase the current rate of 3.90% by a maximum of 0.92%. In general, the taxable base of IRAP is a form of gross profit determined as the difference between gross revenues (excluding interest and dividend income) and direct production costs (excluding interest expense and other financial costs). The enacted IRAP tax rate due in Puglia region for 2021, 2020 and 2019 is 4.82% (3.90% plus 0.92%).

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Total income taxes for the years ended December 31, 2021, 2020 and 2019 are allocated as follows:

	2021	2020	2019
Current:
- Domestic	(2,116)	(2,221)	(585)
- Foreign	(3,170)	(1,545)	(1,400)
Total (a)	(5,286)	(3,766)	(1,985)
Deferred:
- Domestic	—	430	(387)
- Foreign	897	(1,005)	37
Total (b)	897	(575)	(350)
Total (a + b)	(4,389)	(4,341)	(2,335)

Consolidated profit/(loss) before income taxes and Non-controlling interests of the consolidated statement of profit or loss for the years ended December 31, 2021, 2020 and 2019, is analysed as follows:

	2021	2020	2019
Domestic	(1,551)	(17,049)	(24,808)
Foreign	10,325	(3,516)	(6,537)
Total	8,774	(20,565)	(31,345)

The effective income taxes differ from the expected income tax expense (computed by applying the IRES state tax, which is 24% for 2021, 2020 and 2019, to profit before income taxes and non-controlling interests) as follows:

	2021	2020	2019
Expected tax benefit (expense) at statutory tax rates	(2,106)	4,936	7,523
Effect of:
- Tax exempt income	2,320	4,806	3,297
- Aggregate effect of different tax rates in foreign jurisdictions	191	322	(139)
- Italian regional tax	(78)	(24)	(78)
- Non-deductible expenses	(5,152)	(5,575)	(4,521)
- Tax effect on unremitted earnings	(515)	(1,024)	(430)
- Non taxable gain from disposal of a subsidiary	1,057	—	—
- Chinese withholding tax on income not recoverable	(699)	(1,396)	(139)
- Effect of net change in deferred tax assets unrecognised	593	(6,386)	(7,848)
Actual tax charge	(4,389)	(4,341)	(2,335)

In 2021, the Group reported a profit before tax of 8,774 and income tax expense of 4,389 (for a tax rate of 50.0%), compared to a loss before tax of 20,565 and income tax expense of 4,341 in 2020, and a loss before tax of 31,345 and income tax expense of 2,335 in 2019.

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities as at December 31, 2021 and 2020 are presented below:

Deferred tax assets	31/12/21	31/12/20
Inventories obsolescence	633	354
Provision for contingent liabilities	466	379
Other temporary differences	174	12
Intercompany profit on inventories	22	1,278
Total deferred tax assets	1,295	2,023

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Deferred tax liabilities	31/12/21	31/12/20
Withholding tax on unremitted earnings of subsidiaries	(516)	(1,024)
Withholding tax on liquidation of subsidiaries	(482)	—
Deferred revenue (IFRS 15)	—	(984)
Unrealised net gains on foreign exchange rate	(258)	(376)
Other temporary differences	(149)	(131)
Total deferred tax liabilities	(1,405)	(2,515)

Movements in deferred tax balances occurred during 2019, 2020 and 2021 are analysed as follows:

	Def. tax assets	Def. tax liabilities	Total
Balance as at December 31, 2018	2,027	(1,594)	433
Recognised in profit or loss	(53)	(297)	(350)
Recognised in OCI	—	—	—
Recognised directly in equity	—	—	—
Balance as at December 31, 2019	1,974	(1,891)	83
Recognised in profit or loss	49	(624)	(575)
Recognised in OCI	—	—	—
Recognised directly in equity	—	—	—
Balance as at December 31, 2020	2,023	(2,515)	(492)
Recognised in profit or loss	(728)	1,110	382
Recognised in OCI	—	—	—
Recognised directly in equity	—	—	—
Balance as at December 31, 2021	1,295	(1,405)	(110)

The following tables show the reconciliation of deferred tax assets and deferred tax liabilities with the balances included in the consolidated statements of financial position as at December 31, 2021 and 2020.

	31/12/21	31/12/20
Deferred tax assets	1,295	2,023
Deferred tax liabilities compensated	(409)	(1,492)
Net deferred tax assets	886	531
Deferred tax liabilities	(996)	(1,024)

As at December 31, 2021, deferred tax assets recognised are mainly related to inventories obsolescence and provisions for contingent liabilities and inventories obsolescence both of them recorded by some subsidiaries.

In assessing the reliability of deferred tax assets, management considers whether it is probable that some portion or all of the deferred tax assets will not be realised. The ultimate realisation of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and the tax loss carry-forwards are utilised. Given the cumulative loss position of the domestic companies and of some of foreign subsidiaries as at December 31, 2021 and 2020, management has considered the scheduled reversal of deferred tax liabilities and tax planning strategies, in making their assessment. After an analysis as at December 31, 2021 and 2020, management has not identified any relevant tax planning strategies prudent and feasible available to recognise the deferred tax assets. Therefore, as at December 31, 2021 and 2020 the realisation of the deferred tax assets is primarily based on the scheduled reversal of deferred tax liabilities, except in certain historically profitable jurisdictions.

Based upon this analysis, management believes that the Natuzzi Group will realise the deferred tax assets of 1,295 as at December 31, 2021 (2,023 as at December 31, 2020).

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

As at December 31, 2021 and 2020 deferred tax assets have not been recognised in respect of the following items, because it is not probable that future taxable profit will be available against which the Group can use the benefits therefrom.

Unrecognised deferred tax assets	31/12/21		31/12/20
	Gross Amount	Tax effect	Gross Amount	Tax effect
Tax loss carry-forwards	368,779	88,328	396,763	97,107
Provision for contingent liabilities	12,231	2,888	14,311	3,695
Inventory obsolescence	11,985	2,560	9,952	2,480
Allowance for doubtful accounts	6,810	1,540	11,006	2,547
Intercompany profit on inventories	5,676	1,614	5,958	439
Provision for warranties	3,117	898	3,646	1,051
Impairment of non-financial assets	3,989	1,018	3,318	967
Goodwill and intangible assets	692	48	680	196
IAS 19 adjustment - employees’ leaving entitlement	1,807	434	1,806	433
Deferred costs	45	9	2,866	822
Other temporary differences	8,997	1,398	7,744	992
Total unrecognised deferred tax assets	424,128	100,735	458,050	110,729

As at December 31, 2021 and 2020, taxes that will be due on the distribution of the portion of shareholders’ equity equal to unremitted earnings of some subsidiaries are 1,051 and 507, respectively. Of these deferred taxes, the Group recognized in 2021 the amount of 576 on the share of the aforementioned retained earnings, as it is likely they will be distributed as dividends by the subsidiaries in the coming years.

As at December 31, 2021 and 2019 the tax losses carried-forward of the Group expire as follows:

	2021	Expire date	2020	Expire date
Expire in five years	6,207	2022-2026	7,421	2021-2025
Expire after five years	3,257	> 2026	4,902	> 2025
Never expire	359,316	—	384,440	—
Total	368,780		396,763

In Italy all tax losses carried-forward no longer expire, with the only limitation being that such tax losses carried-forward can be utilised to off-set a maximum of 80% of the taxable income in each following year.

The income tax payable recorded as at December 31, 2021 and 2020 is 2,740 and 1,134, respectively. Whereas, the current income tax receivable recorded as at December 31, 2021 and 2020 is 2,032 and 1,255, respectively. Of the Group’s income tax payable, 300 (2020: nil) relates to management’s estimation of the amount for the ongoing tax review of the Parent, which the Italian tax authority commenced in October 2020. The uncertain tax treatment relates to the interpretation of how the tax legislation applies to the Group’s transfer pricing arrangements. Due to the uncertainty involved, there is a possibility that the outcome of such tax review may be significantly different to the amount currently recognised. Although management has used a single best estimate of the tax amount expected to be paid, it is anticipated that the reasonably possible outcome of current tax liabilities sits within a range between 200 and 400.

The Group believes that its accruals for tax liabilities are adequate for all open tax years based on its assessment of many factors, including interpretations of tax law and prior experience.

The Company operates in many foreign jurisdictions. With no material exceptions, the Company and its major subsidiaries located in Romania and China are no longer subject to examination by tax authorities for years prior to 2017.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

39 Earnings/(loss) per share

Basic and diluted earnings/(loss) per share is analysed as follows:

	2021	2020	2019
Weighted average number of ordinary shares	54,853,045	54,853,045	54,853,045
Basic earnings/(losses) per share	0.07	(0.45)	(0.61)
Diluted earnings/(losses) per share	0.07	(0.45)	(0.61)

Basic earnings/(loss) per share is calculated by dividing earnings/(loss) for the year, attributable to ordinary equity holders of the Parent Company, by the weighted average number of ordinary shares outstanding during the year.

The weighted-average number of ordinary shares equals the number of ordinary shares issued as at December 31, 2021, 2020 and 2019 since there have been no transactions involving ordinary shares both in 2021, 2020 and 2019.

Diluted earnings/(loss) per share as at December 31, 2021, 2020 and 2019 equals the basic earnings/(loss) per share, since the Parent Company has not issued any financial instruments convertible to ordinary shares, and there are therefore no dilutive impacts.

On February 8, 2019 the Company announced a change in the ratio of its American Depositary Receipts (ADRs) to ordinary shares, from 1 ADR representing 1 share to 1 ADR representing 5 shares. The effective date of the ratio change was February 21, 2019. No new shares have been issued in connection with the ratio change.

40 Expenses by nature

The following tables show the expenses by nature for the years ended December 31, 2021, 2020 and 2019 as required by IAS 1.104.

	2021	2020	2019
Changes in inventories	(16,302)	5,776	14,542
Purchases of raw materials	161,625	105,643	122,728
Purchases of finished products	23,169	15,161	16,477
Services costs	100,656	68,613	91,526
Employee benefits expenses	121,929	107,592	129,051
Depreciation and amortisation, net of government grants	20,065	22,924	23,487
Other	17,366	13,404	13,396
Total cost of sales, selling and administrative expenses	428,508	339,113	411,207

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The following tables show in which caption is included the depreciation and amortisation, net of government grants.

	2021	2020	2019
Included in cost of sales
Depreciation of property, plant and equipment	5,970	6,846	7,867
Depreciation of right-of-use assets	1,923	3,290	3,842
Amortisation of intangible assets	2	8	14
Government grants	(1,252)	(1,192)	(1,463)
Total (a)	6,643	8,952	10,260
Included in selling expenses
Depreciation of property, plant and equipment	2,285	2,665	2,721
Depreciation of right-of-use assets	9,534	9,776	9,084
Amortisation of intangible assets	—	—	—
Total (b)	11,819	12,441	11,805
Included in administrative expenses
Depreciation of property, plant and equipment	320	371	381
Depreciation of right-of-use assets	249	310	301
Amortisation of intangible assets	1,088	899	903
Government grants	(54)	(49)	(163)
Total (c)	1,603	1,531	1,422
Total depreciation and amortisation (a+b+c)	20,065	22,924	23,487

The following tables show in which caption is included the employee benefits expenses.

Included in cost of sales	2021	2020	2019
Salaries and wages	58,552	48,514	60,756
Social security contributions	14,696	12,138	17,251
Employees’ leaving entitlement	3,493	4,915	3,704
Other costs	3,605	6,370	4,498
Total (a)	80,346	71,937	86,209
Included in selling expenses
Salaries and wages	19,359	15,912	18,736
Social security contributions	3,512	3,059	3,800
Employees’ leaving entitlement	492	542	557
Other costs	878	564	689
Total (b)	24,241	20,077	23,782
Included in administrative expenses
Salaries and wages	12,666	11,272	13,725
Social security contributions	3,012	2,717	3,502
Employees’ leaving entitlement	619	605	664
Other costs	1,045	984	1,169
Total (c)	17,342	15,578	19,060
Total employee benefits expenses (a+b+c)	121,929	107,592	129,051

During 2021 and 2020, the Group benefitted from the salary and wage subsidy programme introduced by the governments of Italy and other countries as part of support measures extended to manufacturers in response to the COVID-19 pandemic for the loss of revenue. Such governmental measure allowed the Group to pay temporarily laid off workers and employees a reduced salary or wage for a certain period, starting from March 2020 and until December 31, 2021. Such benefits received by the Group for the years ended December 31, 2021 and 2020 amount approximately to 6,980 and 13,600, respectively, and they were recorded as a reduction in the labour costs included in the cost of sales, selling expenses and administrative expenses.

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

The following tables show the reconciliation of Adjusted EBITDA to profit/(loss) for the years ended December 31, 2021, 2020 and 2019.

	2021	2020	2019
Profit/(loss) for the year	4,385	(24,906)	(33,680)
Income tax expense	4,389	4,341	2,335
Profit/(loss) before tax	8,774	(20,565)	(31,345)
Adjustments for:
- Addition (subtraction) of net finance income/(costs)	(331)	11,415	9,868
- Addition (subtraction) of share of profit/(loss) equity-method inv.	(3,561)	(1,455)	(1,011)
- Addition of depreciation	20,281	23,258	24,196
- Addition of amortisation	1,090	907	917
- Subtraction of government grants related to PPE	(1,306)	(1,241)	(1,626)
Adjusted EBITDA	24,947	12,319	999

42 Commitments and contingent liabilities

As at December 31, 2021, the Group is not committed to investing in significant property, plant and equipment, intangibles assets and other capital expenditure.

Certain financial institutions have provided guarantees as at December 31, 2021 to secure payments to third parties amounting to 4,988 (5,341 as at December 31, 2020). These guarantees are unsecured and have various maturities extending through April 30, 2026.

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

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

(i) Compensation of key management personnel of the Group

The compensation of key management personnel of the Group is analysed as follows:

	2021	2020	2019
Directors’ fee	511	412	400
Short-term employee benefits	1,934	2,026	1,704
Social security contributions and defined contribution plans	692	634	563
Employee benefit obligations	132	137	118
Total	3,269	3,209	2,785

The amounts disclosed in the tables are the amounts recognised as an expense during the reporting period related to key management personnel. No loans and/or guarantees have been provided for or agreed to with key management personnel.

(ii) Transactions with directors of the Group

The aggregate value of transactions and outstanding balances related to directors were as follows.

	2021		2020		2019
	Cost	Amounts due	Cost	Amounts due	Cost	Amounts due
Legal services	86	—	392	—	32	—
Consultancy fees for business strategy	—	—	—	—	133	—
Total	86	—	392	—	165	—

The Parent used the legal services of BonelliErede law firm, of which one of the Parent’s director is a partner, mainly for assistance with management advisory and with the request for a long-term loan and the sale of certain non-current assets, for a total fee amounting to 86, 392 and 32 for the years ended December 31, 2021, 2020 and 2019, respectively. Amounts were billed based on market rates for such services and were due and payable under normal payment terms.

Furthermore, the Parent used the consultancy services of a former Director for assistance about business strategy, for a total fee amounting to 133 for the year ended December 31, 2019. Amounts were billed based on market rates for such services and were due and payable under normal payment terms.

For the advance of 2,500 for the future capital increase received from the Parent’s majority shareholder and Chairman, see note 27.

In January 2021, the Parent sold 7% of Natuzzi Singapore PTE. LTD. to a related party. This transaction was executed through a 1,300 capital injection by the related party into this subsidiary, increasing its share capital, in exchange for the 7% interest. Following the completion of such capital increase, the Parent has a 93% stake in Natuzzi Singapore. Furthermore, the transaction was also undertaken to increase the Parent’s sales of finished goods in the Asian-Pacific countries other than China.

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

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

December 31, 2021

	Sales	Expenses	Dividends received	Amounts owed by related parties	Amounts due to related parties
Natuzzi Trading Shanghai Co, Ltd. (joint venture)	48,457	—	1,490	6,953	—
Nars Miami LLCC (associate)	806	—	254	123	—
Natuzzi Texas LLC (joint venture)	—	—	—	—	—
Natuzzi Stores (UK) LTD (associate)	—	—	—	—	—
Natuzzi Design S.a.s.	1,820	—	—	710	—
Natuzzi Arredamenti S.r.l.	989	—	—	191	—
Natuzzi Sofa S.r.l.	232	—	—	51	—
NA.FO. S.r.l.	—	—	—	—	—
Total	52,304	—	1,744	8,028	—

December 31, 2020

	Sales	Expenses	Dividends received	Amounts owed by related parties	Amounts due to related parties
Natuzzi Trading Shanghai Co, Ltd. (joint venture)	38,401	9	2,335	5,961	—
Nars Miami LLCC (associate)	406	—	—	27	—
Natuzzi Design S.a.s.	1,734	—	—	888	—
Natuzzi Arredamenti S.r.l.	827	—	—	279	—
Natuzzi Sofa S.r.l.	238	—	—	47	—
NA.FO. S.r.l.	—	—	—	—	—
Total	41,606	9	2,335	7,202	—

December 31, 2019

	Sales	Expenses	Dividends received	Amounts owed by related parties	Amounts due to related parties
Natuzzi Trading Shanghai Co, Ltd. (joint venture)	36,442	124	—	3,619	124
Nars Miami LLCC (associate)	646	—	—	169	—
Natuzzi Design S.a.s.	1,686	—	—	1,013	—
Natuzzi Arredamenti S.r.l.	842	—	—	367	—
Natuzzi Sofa S.r.l.	249	—	—	67	—
Total	39,865	124	—	5,235	124

All outstanding balances with these related parties are priced on an arm’s length basis and are to be settled in cash within three months of the reporting date. None of the balances are secured. No guarantees have been given or received.

To support the activities of such joint ventures and associates, the Group and the other investors in these entities have agreed to make additional contributions in proportion to their interests to make up any losses, if required.

There are no borrowings received from or given to the above joint ventures, associates and other related parties, for the years ended December 31, 2021, 2020 and 2019.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

44 Subsequent events

The following events have occurred in the period between the reporting date and the date of authorisation of these consolidated financial statements.

In August 2021, the Parent has entered into a “Subscription and Shareholders Agreement” (the “Agreement”) with Truong Thanh Furniture Corporation (“TTF”), a company incorporated under the laws of the Republic of Vietnam and which is engaged in production and distribution of furniture, to form a partnership aimed at strengthening the Group’s operations in the “Asia-Pacific” (APAC) region, excluding Greater China (the “Rest of the APAC Territory”). Based on such agreement, TTF will acquire up to a 20% stake in the Group’s subsidiary Natuzzi Singapore, which is engaged in sales and distribution of furniture and upholstery products under the trademarks of the Group in the Rest of the APAC Territory. Subject to certain terms and conditions set forth in this agreement and to obtaining the applicable authorizations by the relevant authorities, it is expected that such acquisition of the interest in Natuzzi Singapore by TTF will be carried out in the first months of 2022. In 2022, TTF obtained the relevant authorizations from the competent authorities and on March 28, 2022 made the payment of US $ 5,357 (equivalent to 4,885) by subscribing shares equal to 20% of the subsidiary Natuzzi Singapore. Pursuant to this Agreement, the Parent maintains a majority of the board members of Natuzzi Singapore.

In January 2022, the Parent obtained a long-term loan from a financial institution, amounting to 4,000. This loan, which is guaranteed by an Italian governmental authority, has been made available by the Italian government as part of the COVID-19 measures to support businesses. Such loan has installments repayable on a quarterly basis starting from January 2023, after the 12-month interest-only period, and ending in January 2028. This long-term debt provides for variable interest installments determined based on the six-month Euribor (360) plus a 2.20% spread.

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

4.1^

English translation of the Joint Venture Contract between Natuzzi S.p.A. and Jason Furniture (Hangzhou) CO., Ltd., dated March 22, 2018 (incorporated by reference to Exhibit 4.8 to the Form 20-F filed by Natuzzi S.p.A. with the Securities and Exchange Commission on April 30, 2018, file number 001-11854).

4.2

English summary of the agreement between the Company and INVEST 2003 S.r.l. dated February 28, 2020 (incorporated by reference to Exhibit 4.12 to the Form 20-F filed by Natuzzi S.p.A. with the Securities and Exchange Commission on June 15, 2020, file number 001-11854).

4.3

English translation of the New Framework Agreement for Assignment of Receivables between Natuzzi S.p.A. and Muttley S.r.l., dated July 22, 2020 (incorporated by reference to Exhibit 4.13 to the Form 20-F filed by Natuzzi S.p.A. with the Securities and Exchange Commission on April 30, 2021, file number 001-11854).

4.4†+

Sale and Purchase Agreement between Natuzzi S.p.A. and Vita Italia S.r.l., dated January 8, 2021 (incorporated by reference to Exhibit 4.14 to the Form 20-F filed by Natuzzi S.p.A. with the Securities and Exchange Commission on April 30, 2021, file number 001-11854).

4.5*+

English translation of the agreements among the Company, certain trade unions, Italian authorities and the individuals therein related to the Solidarity Facility, dated November 4 and November 5, 2021.

4.6*+	English translation of the agreement among the Company, certain trade unions, Italian authorities and the individuals therein related to the CIGS, dated February 13, 2022.

8.1*	List of Significant Subsidiaries.

12.1*	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of the Chief Accounting Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101*	XBRL Instance Document and related items.

101.INS*	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Filed herewith

†	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to Regulation S-K, Item 601(b)(10).

^	Confidential treatment has been granted for certain portions of this exhibit. These portions have been omitted and filed separately with the SEC.

+	Schedules to this exhibit have been omitted pursuant to the Instructions as to Exhibits of Form 20-F.

SIGNATURE

The registrant, Natuzzi S.p.A., hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NATUZZI S.p.A.

By	/s/ Antonio Achille
	Name:	Antonio Achille
	Title:	Chief Executive Officer

Date: May 2, 2022