Form 20-F
period 2022-12-31
NATUZZI S P A
filed 2023-05-01
CIK 900391

Natuzzi S.p.A

Annual Report on Form 20-F

2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended: December 31, 2022

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

As of December 31, 2022: 55,073,045 Ordinary Shares

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

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (§ 15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

The consolidated financial statements of Natuzzi S.p.A. as at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020 have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), including interpretations issued by the IFRS Interpretations Committee (“IFRS IC”) applicable to companies reporting under IFRS. The consolidated financial statements and the notes thereto included in Item 18 of this Annual Report are referred to collectively as the “Consolidated Financial Statements”.

All discussions in this Annual Report are in relation to IFRS, unless otherwise indicated.

In this Annual Report, the term “seat” is used as a unit of measurement. A sofa consists of three seats; an armchair consists of one seat.

In this Annual Report “revenue” is also referred to as “net sales”.

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

Forward-looking statements involve inherent risks and uncertainties, as well as other factors that may be beyond our control. The Company cautions readers that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to: effects on the Group from competition with other furniture producers, material changes in consumer demand or preferences, significant economic developments in the Group’s primary markets, the Group’s execution of its reorganization plans for its manufacturing facilities, significant changes in labor, material and other costs affecting the construction of new plants, significant changes in the costs of principal raw materials and in energy costs, significant exchange rate movements or changes in the Group’s legal and regulatory environment, including developments related to the Italian Government’s investment incentive or similar programs, the duration, severity and geographic spread of the coronavirus (COVID-19) pandemic and of new variants, the potential negative impact of resurgences of COVID-19 cases on the global economy, consumer demand, our supply chain and the Company’s financial condition, business operations and liquidity, the geopolitical tensions and market uncertainties resulting from the ongoing conflict in Ukraine and the inflationary environment and increases in interest rates. The Company cautions readers that the foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and events.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Risk Factors

Investing in the Company’s American Depositary Shares (“ADSs”) involves certain risks. You should carefully consider each of the following risks and all of the information included in this Annual Report.

Uncertain global macro-economic and political conditions could materially adversely affect our business, operations and economic and financial position — Our results of operations are materially affected by economic and political conditions in Italy, in the European Union and in the world, which may be influenced by several factors, most of which are beyond our control. Such factors include public health outbreaks (including the spread of new variants of COVID-19), geopolitical issues (including tensions between the U.S. and China regarding trade relations and tariffs), stock market performance, interest and exchange rates, inflation, economic and political uncertainty (such as uncertainties related to the long-term impacts of the UK withdrawal from the EU), the availability of consumer credit, tax rates and unemployment levels. Deteriorating general economic conditions and generalized increased inflation may reduce consumers’ disposable incomes and, therefore, client demand, which may negatively impact our profitability and put downward pressure on our prices and volumes. Moreover, sales of home furnishing goods tend to be significantly affected during recessionary periods or times of increased interest rates, when the level of disposable income tends to be lower or when consumer confidence is low.

Of particular relevance in the global macro-economic environment are the uncertainties relating to the impact of the sanctions levied by NATO and European Union as a result of Russia’s invasion of Ukraine. While our operations in Russia and Ukraine are not significant, the sanctions imposed on Russia have had a significant general impact. These include a ban of gas imports from Russia and a commitment by certain countries and the EU to remove selected Russian banks from the Society for Worldwide Interbank Financial Telecommunications, or SWIFT, payment system. Such sanctions have led to a devaluation of the ruble, severe disruptions in the supply chain of certain raw materials and a significant increase in oil price (and, consequently, in the cost of production of electricity). The resulting increase in fuel and electric energy price may further affect clients’ disposable incomes, who may decide to delay or reduce purchases of our products, and reduce our margins by increasing our production costs.

Moreover, the Russia/Ukraine conflict, the related international response and the resulting uncertain economic environment is determining a worsening in global macro-economic conditions. In particular, inflation rates have recently reached levels not seen in decades and may continue to create economic volatility as central banks adjust interest rates in an attempt to manage the inflationary environment. The heightened inflation and increases in interest rates during 2022 resulted in more expensive mortgages, and, therefore, in a weakening of the housing market, which adversely impacted and may in the future impact our results. In addition, such factors have affected clients’ disposable incomes, thus causing consumers to delay or decrease investments in their existing homes and making them more price conscious, resulting in a shift in demand to less expensive products.

Adverse economic conditions may also affect the financial health and performance of our franchises and large distributors in a manner that will affect sales of our products or their ability to meet their commitments to us. In addition, if our retail customers are unable to sell our products or are unable to access credit, they may experience financial difficulties leading to bankruptcies, liquidations, and other unfavorable events. If any of these events occur, or if unfavorable economic conditions continue to challenge the consumer environment, our future sales, results of operations and liquidity would likely be adversely impacted.

The price of the raw materials we use is difficult to predict and material increases to such prices and our energy production costs have had, and may continue to have, a material adverse effect on our results of operations — Prices of the raw materials we use in our production processes are generally dependent on a number of factors beyond our control, including: macroeconomic factors that may affect commodity prices; changes in supply and demand; energy and transportation costs, general economic conditions; significant political events; labor costs; competition; import duties, tariffs, anti-dumping duties and other similar costs; currency exchange rates and government regulation; and events such as natural disasters and widespread outbreaks of infectious diseases.

In 2022, 63% of our total upholstered and home furnishings net sales came from leather-upholstered furniture sales. The acquisition of cattle hides represented approximately 13% of the total cost of goods sold for the year ended on December 31, 2022. The dynamics of the raw hides market are dependent on the consumption of beef, the levels of worldwide slaughtering, worldwide weather conditions and the level of demand in a number of different sectors, including footwear, automotive, furniture and clothing.

During the first half of 2022, we experienced an increase in the price of certain raw materials, including leather, wood, iron, aluminum, steel, cardboard packaging and polyethylene, due to, among other factors, an increase in energy and transportation costs. While prices of raw materials generally decreased in the second half of 2022, costs for materials (such as fabrics) that require significant use of energy for their production continue to be higher than in the past. As a result, in 2022 our consumption of raw materials, semi-finished and finished products represented 40.9% of revenue compared to 39.9% in 2021.

Higher energy prices have also led to an increase in item “Other manufacturing costs” to Euro 19.2 million compared to Euro 15.9 million in 2021, mainly due to the increase in energy costs necessary to run our industrial operations worldwide.

In addition, during the first half of 2022, we experienced a significant increase in transportation costs, mainly due to the increase in global demand, not offset by a proper offer by naval carriers in particular, as well as the increase in fuel costs resulting from sanctions levied against Russia, including the ban of gas imports from Russia and restrictions on the use of certain routes, such as the one across the Black Sea. While transportation costs started to decrease in the second half of 2022 (especially in connection with the routes between Asia and North America), they remain higher on average than in the past.

The profitability of our business depends in part upon the margin between the cost to us of certain raw materials and our production costs associated with converting such raw materials into assembled products, as compared to the selling price of our products. Although we have offset part of our increased costs with increased pricing for our products or by means of specific transport surcharges, any unrecovered increased operating costs could adversely impact our margins and, therefore, have a material adverse effect on our results of operations. Moreover, the increase in our product prices could negatively affect our business by making consumers more price conscious, thus resulting in a shift in demand to less expensive products.

The COVID-19 pandemic has had, and may continue to have, an adverse impact on our business, results of operations and financial condition — The global spread of COVID-19, which was declared a pandemic by the World Health Organization in March 2020, continues to affect our business and operations. From the end of March 2022 and continuing into most of the second quarter of 2022, following a record-breaking level of local COVID-19 cases, various regions in China, including regions where our subsidiary Natuzzi (China) Ltd (“Natuzzi China”) operates, were subjected to lockdowns imposed by governmental authorities.
Specifically, operations at our production plant in Shanghai were initially suspended from March 28, 2022 to May 3, 2022 and later resumed at a lower production capacity given stringent limitations on the number of employees allowed to access the plant. Only at the beginning of June 2022, most of the workforce of Natuzzi China was allowed to return to work. Our plant in Shanghai manufactures upholstery products for North America and the APAC region. In 2022, revenues of the Group’s Chinese upholstered furniture plant accounted for 22% of the Group’s consolidated revenue of upholstery and home furnishings, compared to 26% in 2021. The restrictions adopted by the governmental authorities also resulted in the closure of 18 points of sales from the end of March through the end of May, whose sales were not material in 2022. Additionally, store traffic declined as customers shop less frequently to minimize potential exposure to the COVID-19 pandemic. The overall duration and impact, as well as possible reoccurrence, of these lockdowns or other measures aimed at containing and mitigating the effects of the COVID-19 pandemic in China or other regions where we operate remain uncertain and may adversely impact our results of operations and cash flows in future periods.

Other than these production interruptions in China, our manufacturing facilities were not impacted by prolonged shutdowns directly resulting from the COVID-19 pandemic in 2022. However, the impact that the possible spread of new COVID-19 cases has on the possibility of adequately planning our production remains significant due to a significant increase in the rate of absenteeism among our staff, due to, among others, stay-at-home periods imposed by current regulations in connection with contagions.

Furthermore, as the vaccination campaigns have begun to prove effective and the remote working policies implemented by many companies around the world and the stay-at-home orders imposed by governmental authorities have continued to be lifted around the world, there has been a shift in consumers’ demand for home furnishings, whose demand increased in 2021 through early 2022, toward demand for different products and experiences, such as those related to travel, leisure time and dining. Additionally, the salary and wage subsidy programs introduced by the governments of Italy and other countries in 2020 and 2021 in response to the COVID-19 pandemic have not been reconfirmed.

As of the date of this Annual Report, our management continues to apply and improve the stricter procedures introduced at the beginning of the COVID-19 pandemic outbreak in an effort to manage liquidity and working capital to generate sufficient operating cash flows to meet its obligations as they fall due. See Note 3(f) to the Consolidated Financial Statements.

The ultimate magnitude of the impact of the COVID-19 pandemic (including recent and potential future COVID-19 variants) on our business, results of operations and financial condition will depend on future events outside of our control, including a resurgence of COVID-19 cases, future new closure requirements and other operational restrictions which could affect our operations or the ability of our third-party business partners to meet their obligations to us, the success of containment measures, vaccination campaigns and other actions taken by governments around the world, as well as the overall condition and outlook of the global economy. We cannot at this time predict the ultimate impact of the COVID-19 pandemic on our business, liquidity, results of operations and financial condition beyond what is discussed within this Annual Report, but it may be material and adverse.

The COVID-19 pandemic may also exacerbate many of the other risks described in this “Risk Factors” section, including, but not limited to, those relating to our growth strategy, our supply chain, increased energy costs, inflation and labor costs, disruption in supply-chain, loss of key employees, our indebtedness, general economic conditions and our international operations.

We have recently returned to profitability but have a history of operating losses and cannot assure you that we will continue to be profitable in the future; our future profitability, financial condition and ability to maintain adequate levels of liquidity depend, to a large extent, on our ability to overcome operational challenges — We have a history of operating losses having recorded an operating loss of €10.6 million in 2020, €22.5 million in 2019, €25.5 million in 2018 and €24.0 million in 2017. Although we achieved an operating profit of €8.5 million in the year ended December 31, 2022 and €4.9 in the year ended December 31, 2021, we may not be able to achieve or sustain profitable operations in the future or generate positive cash flows from operations.

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

Furthermore, during the last eleven years, we have incurred aggregate financial obligations in the amount of €50.7 million (€0.1 million, €0.3 million, €3.8 million, €3.8 million, €1.4 million, €16.9 million, €4.5 million, €4.5 million, €13.5 million, €1.4 million and €0.6 million for the years 2022, 2021, 2020, 2019, 2018, 2017, 2016, 2015, 2014, 2013 and 2012 respectively), almost entirely in connection with our efforts to reduce redundant workers. See “—We have redundant workers at our Italian operations, which remains an unresolved issue, and have benefited in 2022 and in previous years from temporary work force reduction programs; if we continue to be unable to reduce our redundant workers and/or if such temporary work force reduction programs are not continued; our business, results of operations and liquidity may continue to be impacted or may be impacted at a greater extent.”

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

We have redundant workers at our Italian operations, which remains an unresolved issue, and have benefited in 2022 and in previous years from temporary work force reduction programs; if we continue to be unable to reduce our redundant workers and/or if such temporary work force reduction programs are not continued, our business, results of operations and liquidity may continue to be impacted or may be impacted at a greater extent — Our Italian operations employ redundant workers. In recent years, the Company has entered into a series of agreements with Italian trade unions pursuant to which government funds have been used to pay a substantial portion of the salaries of such redundant workers, who are subject to either temporary layoffs, as in the case of the Cassa Integrazione Guadagni Straordinaria (“CIGS”), or reduced work schedules, as in the case of the Solidarity Facility (as defined below). The use of such temporary work force reduction programs has also resulted in a series of lawsuits brought against the Company.

In May 2017, the Italian Supreme Court (Corte di Cassazione) rejected the Company’s appeal of a lawsuit brought by two former employees of the Company relating to the implementation of the CIGS, an Italian temporary lay-off program, ruling in favor of the plaintiffs. As a result of this decision, several additional workers have brought lawsuits against the Company over time for alleged misapplication of the CIGS. Since then, the Company has accordingly increased its provision for legal claims. As of December 31, 2022, provision for legal claims amounted to €8.6 million, of which €7.1 million referred to the probably contingent liability related to the legal proceedings initiated for the alleged misapplication of the CIGS. For additional information, see Note 23 to the Consolidated Financial Statements.

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

In December 2018 and 2019, the Company and the relevant trade unions and Italian authorities agreed to extend the scope of the Solidarity Facility, which was later suspended following the COVID-19 outbreak. Indeed, from March 2020 to June 2021, in agreement with trade unions, the Company adopted certain social safety nets made available by the Italian Government to mitigate the impacts of the COVID-19 pandemic on the cost of labor. As a result, the scope of the Solidarity Facility was extended until November 2021. In November 2021, the Company and the relevant trade unions and Italian authorities agreed to extend the scope of the Solidarity Facility through November 2023. Additionally, starting from December 2018, the Company and the relevant trade unions and Italian authorities agreed on the use by the Company of CIGS in order to support the Company’s reorganization process. From January 1, 2019 until March 2020, the Company benefitted from CIGS for up to 487 workers employed at the plant located in Altamura. From March 2020 to June 2021, in agreement with trade unions, the Company adopted certain social safety nets made available by the Italian Government to mitigate the impacts of the COVID 19 pandemic. As a result, CIGS was extended until February 2022. In February 2022, the Company and the relevant trade unions and Italian authorities signed an agreement allowing the Company to benefit from CIGS for up to 463 workers employed at the plant located in Altamura until mid-February 2023. In January 2023, the Company and the relevant trade unions and Italian authorities signed an agreement allowing the Company to benefit from CIGS for up to 449 workers employed at the plant located in Altamura until December 31, 2023. If these temporary work force reduction programs are not continued in the future, our business, results of operations and liquidity may be significantly impacted.

Furthermore, since 2021, we and the other parties involved have agreed to set up an incentive plan for workers who voluntarily terminate their employment relationship, that will continue to apply in 2023. If this or other efforts to reduce redundant workers are not successful, the labor cost associated with such redundant workers will continue to have an adverse effect on our business, results of operations and financial condition.

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

Given the persisting nature of the COVID-19 pandemic, which is still perduring in some Asian countries, such as China, the geopolitical tensions caused by the ongoing conflict in Ukraine, the spike in inflation on a global basis, the resulting increases in the interest rates by major central banks in major economies to curb inflation, and the resulting impacts on financial markets and the economy as a whole, the monetary uncertainty and the rising inflation, there is an enhanced degree of uncertainty regarding our capital position and availability of capital to fund our liquidity requirements. Recognizing the significant threat to the liquidity of financial markets posed by these factors and the increased inflation, resulting in reduced consumer purchasing power, most of the central banks all over the world have taken significant actions to return inflation levels to their respective expected targets. There can be no assurance that these interventions will be successful and that the financial markets will not experience significant contractions in available liquidity. Additionally, the instability due to the geopolitical tensions caused by the ongoing conflict in Ukraine and the imposition of sanctions, taxes and/or tariffs against Russia and Russia’s response to such sanctions has resulted, and may result in the future, in diminished liquidity and credit availability in the market, which could impair our ability to access capital if needed.

At December 31, 2022, we had €29.3 million of bank overdrafts and short-term borrowings outstanding and €54.5 million of cash and cash equivalents. We cannot assure you that any refinancing or restructuring would be possible, that any assets could be sold, or, if sold, of the timing of the sales or the amount of proceeds that would be realized from those sales. We cannot assure you that additional financing could be obtained on acceptable terms, if at all, or would be permitted under the terms of our various debt instruments then in effect. Our failure to generate sufficient cash flow to satisfy our existing and projected debt obligations, or to refinance our obligations on commercially reasonable terms, would have an adverse effect on our business, results of operations and financial condition.

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

We may not execute our budget plan, successfully or in a timely manner, which could have a material adverse effect on our results of operations or on our ability to achieve the objectives set forth in our plans — In January 2023, the Company’s Board of Directors approved the budget plan for 2023 (the “Budget”), which considers among other factors, the potential impact on our business, at least in the short term, of the current geopolitical uncertainty, inflation, financial market volatility, and related economic downturn. The Budget focuses on several cornerstones including, among others: a) an increased focus on controlled distribution through mono-brand stores, both directly owned and franchised, in priority markets; b) a rationalization of the business model for the wholesale channel; c) continued attention to margins; d) a constant revision of our production structure, including the completion of the “Factory 4.0” workflow organization, starting with the Italian factories, with the aim to improve the overall efficiency, as well as any potential collaboration with external industrial partners to add flexibility to our industrial operations and support the wholesale business; e) streamlining of our processes and overhead optimization; and f) focus on working capital management in an effort to improve the cash flow from operations.

The Company continues to implement initiatives to divest non-strategic assets, particularly in the U.S. and Italy, with the aim of increasing the flexibility of our operational structure. Failure to do so may result in the postponement of some investment programs in the Italian factories and the DOS expansion.

The profitability of our business depends on the successful and timely execution of the Budget. Failure to successfully and timely achieve the objectives included in the Budget could result in a failure to reduce costs and improve sales, which could result in losses for the Group.

A business plan for the 2023-2027 period has not been prepared, given the current uncertainty and volatility surrounding the markets in which we operate.

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

Demand for furniture is cyclical and may fall in the future — Historically, the furniture industry has been cyclical, fluctuating with economic cycles, and sensitive to general economic conditions, housing starts, interest rate levels, credit availability and other factors that affect consumer spending habits. Due to the discretionary nature of most furniture purchases and the fact that they often represent a significant expenditure to the average consumer, such purchases may be deferred during times of economic uncertainty. Should current economic conditions worsen (including as a result of current geopolitical tensions), the current rate of housing continue to decline, or rising inflation persist, consumer confidence and demand for home furnishings could deteriorate, which may have an adverse effect on our business, results of operations and financial condition. See “—Uncertain global macro-economic and political conditions could materially adversely affect our business, operations and economic and financial position”. Additionally, as various stay-at-home orders imposed by governmental authorities have continued to be lifted in some countries during 2022, we started experiencing a slowdown in the upward trend in consumers’ demand for home furnishings. See “—The COVID-19 pandemic has had, and may continue to have, an adverse impact on our business, results of operations and financial condition.”

The furniture market is highly competitive — We operate in a highly competitive industry that includes a large number of manufacturers. No single company has a dominant position in the industry. Competition is generally based on product quality, brand name recognition, price and service. We mainly compete in the upholstered furniture sub-segment of the furniture market. In Europe, the upholstered furniture market is highly fragmented. In the U.S., the upholstered furniture market includes a number of relatively large companies, some of which are larger and have greater financial resources than us. Some of our competitors offer extensively advertised, well-recognized branded products. Competition has increased significantly in recent years as foreign producers from countries with lower manufacturing costs have begun to play an important role in the upholstered furniture market. Such manufacturers are often able to offer their products at lower prices, which increases price competition in the industry. In particular, manufacturers in Asia and Eastern Europe have increased competition in the lower-priced segment of the market. In November 2021, we launched our e-commerce service for online sales which is currently active in the U.S. only. Therefore, we compete with other retailers offering consumers the ability to purchase home furnishings via the internet for home delivery and expect such competition to increase in the future. As a result of the actions and strength of our competitors and the inherent fragmentation in some markets in which we compete, we are continually subject to the risk of losing market share, which may lower our sales and profits. Market competition may also force us to reduce prices and margins, thereby negatively affecting our cash flows, or prevent us from raising the prices of our products in response to current inflationary pressures or increasing costs, which could result in a decrease in our profit margins.

Fluctuations in currency exchange rates and interest rates may adversely affect our results of operations — We conduct a substantial part of our business outside of the Euro-zone and are exposed to market risks stemming from fluctuations in currency and interest rates. In particular, an increase in the value of the Euro relative to other currencies used in the countries in which we operate has in the past, and may in the future, reduce the relative value of the revenues from our operations in those countries, and therefore may adversely affect our operating results or financial position, which are reported in Euro. Additionally, we are subject to currency exchange rate risk to the extent that our costs are denominated in currencies other than those in which we earn revenues. In 2022, in the ordinary course of business, about 72% of the payments we received and about 37% of the payments we made were denominated in currencies other than the Euro. We also hold a substantial portion of our cash and cash equivalents in currencies other than the Euro. Therefore, we are exposed to the risk that fluctuations in currency exchange rates may adversely affect our results, as has been the case in recent years.

In addition, foreign exchange movements might also negatively affect the relative purchasing power of our clients, which could also have an adverse effect on our results of operations. Although we seek to manage our foreign currency risk in order to minimize negative effects from rate fluctuations, including through hedging activities, there can be no assurance that we will be able to do so successfully. Therefore, our business, results of operations and financial condition could be adversely affected by fluctuations in market rates, particularly during times of high volatility, such as those currently experienced due to the adverse effects of the COVID-19 pandemic, of the rising inflation and of the ongoing conflict in Ukraine on financial markets.

In the normal course of business, we also face risks that are either non-financial or non-quantifiable. Such risks principally include country risk, credit risk and legal risk. For more information about currency and interest rates risks, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

We face risks associated with our international operations — We are exposed to risks arising from our international operations, including changes in governmental regulations, tariffs or taxes and other trade barriers (as has been the case for import duties imposed by the U.S. and Canadian administrations for home furnishings imported from some Asian countries), price, wage and currency exchange controls, political, social, and economic instability in the countries where we operate (including as a result of the ongoing conflict in Ukraine), inflation, exchange rate and interest rate fluctuations, extended lead time in ordering and, more recently, disruptions in the supply chain due to shortage of raw materials, plant shut-downs and shipping delays resulting from surges in COVID-19 cases in some parts of the world. Any of these factors could have a material adverse effect on our results of operations.

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

In 2021 and 2020, we received benefits from certain governments in the form of grants, incentives and tax credits intended to mitigate the adverse effects of the COVID-19 pandemic. There can be no assurance that we will be able to be eligible for such grants, incentives or tax credits in the event of a new wave of the COVID-19 pandemic.

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

We rely on information technology to operate our business, and any disruption to our technology infrastructure could harm our operations — We operate many aspects of our business including financial reporting and customer relationship management through server and web-based technologies. We store various types of data on such servers or with third parties who in turn store it on servers and in the “cloud.” Any disruption to the internet or to our global technology infrastructure or to that of our service providers, including malware, insecure coding, “acts of God”, attempts to penetrate networks, data theft or loss and human error, could have adverse effects on our operations. A cyber-attack to our systems or networks that impairs our information technology systems could disrupt our business operations and result in loss of service to customers. Our ability to keep our business operating effectively depends on the functional and efficient operation of our information, data processing and telecommunications systems, including our design, procurement, manufacturing, inventory, sales and payment process. Due to the political uncertainty following the Russian invasion of Ukraine, there is a possibility that the escalation of tensions could result in cyberattacks that could either directly or indirectly affect our operations. While we have invested and continue to invest in information technology risk management, cybersecurity and disaster recovery plans, these measures cannot fully insulate us from technology disruptions or data theft or loss and the resulting adverse effect on our operations and financial results.

The measures we adopted in response to the COVID-19 pandemic and that may be adopted in the future in response to resurgences of the COVID-19 pandemic, including working-from-home arrangements, have resulted and may result in increased vulnerability to cybersecurity incidents, including breaches of information systems security, which could damage our reputation and commercial relationships, disrupt operations, increase costs and/or decrease net revenues, and expose us to claims from customers, suppliers, financial institutions, regulators, payment card associations, employees and others, any of which could have a material adverse effect on our results of operations and financial conditions. Furthermore, the risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased, including due to the Russia-Ukraine conflict.

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

In 2023, we will continue our strategy of migrating core business applications to the cloud, starting from our enterprise resource planning (ERP) system, which we expect to be completed within one year. Although we anticipate that these cloud migrations will increase efficiency and functionality, such migrations entail risks in implementation and make the Company more reliant on third party service providers. Any material disruption or slowdown of the Company’s information systems could result in the loss of critical data, the inability to process and properly record transactions and the material impairment of the Company’s ability to conduct business, leading to cancelled orders and lost sales.

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

Recently, certain jurisdictions in which we are subject to income taxes, including Italy, have enacted changes in tax laws and procedures in response to the outbreak of COVID-19 and its consequences. We continue to evaluate the impact of such changes on our operations and no material impact has arisen for the 2021 and 2022 financial statements.

In August 2022, the US Inflation Reduction Act of 2022 introduced a minimum tax of 15%, effective for tax years beginning in 2023. The Company currently does not expect the Inflation Reduction Act to have a material impact on our financial results.

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

One shareholder has a controlling stake in the Company — Mr. Pasquale Natuzzi, founder of the Company and Executive Chairman of the Board of Directors, beneficially owns, as of the date of this Annual Report, an aggregate amount of 30,967,521 ordinary shares of the Company (the “Ordinary Shares”), representing 56.2% of the Ordinary Shares outstanding (61.3% of the Ordinary Shares outstanding if the Ordinary Shares owned by members of Mr. Natuzzi’s immediate family (the “Natuzzi Family”) are aggregated). As a result, Mr. Natuzzi has the ability to exert significant influence over our corporate affairs and to control the Company, including its management and the selection of its board of directors. Since December 16, 2003, Mr. Natuzzi has held his entire beneficial ownership of Natuzzi S.p.A. shares through INVEST 2003 S.r.l., an Italian holding company wholly-owned by Mr. Natuzzi with its registered office located at Via Gobetti 8, Taranto, Italy.

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

Past and future grants of share-based awards may have an adverse effect on our financial condition and results of operations and have dilutive impact to your investment — In 2022, we adopted the Natuzzi 2022-2026 Stock Option Plan (the “SOP”) to grant share-based compensation awards to key employees and directors to incentivize their performance and align their interests with ours. The maximum number of Ordinary Shares we are authorized to issue pursuant to SOP is 5,485,304 Ordinary Shares. As of March 31, 2023, we have granted stock options for the purchase of a total of 2,812,560 Ordinary Shares (equivalent to 562,512 ADSs), of which 220,000 Ordinary Shares (equivalent to 44,000 ADSs) have been subscribed for. See “Item 6. Directors, Senior Management and Employees—Compensation of Directors and Officers—Natuzzi 2022-2026 Stock Option Plan.” If we grant more stock options to attract and retain key personnel, our expenses associated with share-based compensation may increase, which may have an adverse effect on our financial condition and results of operations and have a dilutive impact to your investment. However, if we do not grant stock options or reduce the number of stock options that we grant, we may not be able to attract and retain key personnel.

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

The Italian financial transaction tax (the “IFTT”) applies with respect to trades entailing the transfer of (i) shares or equity-like financial instruments issued by companies resident in Italy, such as the Ordinary Shares; and (ii) securities representing the shares and financial instruments mentioned under (i) above (including depositary receipts such as the ADSs), regardless of the residence of the issuer. The IFTT may also apply to the transfer of Ordinary Shares and ADSs by a U.S. resident. The IFTT does not apply to companies having an average market capitalization lower than €500 million in the month of November of the year preceding the year in which the trade takes place. In order to benefit from this exemption, companies whose securities are listed on a foreign regulated market, such as the Company, need to be included on a list published annually by the Italian Ministry of Economy and Finance. Since the Company has been included in the list issued by the Italian Ministry of Economy and Finance of companies having an average market capitalization lower than €500 million in the month of November 2022, the IFTT would not apply on transfers of Ordinary Shares or ADSs made in 2023. See “Item 10. Additional Information—Taxation—Other Italian Taxes—Italian Financial Transaction Tax.”

ITEM 4. INFORMATION ON THE COMPANY

Business Overview

History and development of the Company — Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is one of the most renowned brands in the production and distribution of design and luxury furniture. With a global retail network of 703 mono-brand stores and 508 galleries as of December 31, 2022, and with manufacturing plants in Italy, China, Romania and Brazil to efficiently serve different markets, Natuzzi distributes its collections worldwide. Natuzzi products embody the finest spirit of Italian design and the unique craftmanship details of the “Made in Italy”, as a predominant part of its production takes place in Italy. Natuzzi has been listed on the New York Stock Exchange since May 13, 1993. For additional information on the Company’s listing on the New York Stock Exchange, see “Item 9. The Offer and Listing—Trading Markets.”

Continuous stylistic research, creativity, innovation, solid craftsmanship, industrial know-how and integrated management throughout the entire value chain are the mainstays that have made Natuzzi one of the few players with global reach in the furniture market.

In the early 2000s, to respond to a global competition based mainly on price, the Company began to reposition its brand by introducing a total living concept in its offer, producing sofas and armchairs not only in leather but also in fabric, together with living room furniture and beds. At the same time, Natuzzi is accelerating its retail expansion worldwide, leveraging on a global manufacturing footprint in Italy, China, Romania and Brazil to strategically support the development of its brands. This is a crucial step as the Company begins to lay the foundations for its transformation from a pure “B2B” manufacturer to a retailer, which has required investments in organization, marketing, R&D and product for more than a decade.

Committed to social responsibility and environmental sustainability since its inception, Natuzzi S.p.A. is ISO 9001 and 14001 certified (Quality and Environment), ISO 45001 certified (Safety in the Workplace) and FSC® Chain of Custody, CoC (FSC-C131540). The Company first targeted the U.S. market in 1983 and subsequently began entering other markets. In 2022, the Company distributed its products in 105 countries on five continents.

The brand portfolio of the Group includes two main brands: Natuzzi Italia and Natuzzi Editions. For a detailed description of each brand and its target markets, see “Strategy—The Brand Portfolio and Merchandising Strategy” and “Products” below.

As of December 31, 2022, the Group distributed its branded products as follows:

—
Natuzzi Italia branded products are distributed through 247 Natuzzi Italia stores (of which 34 mono-brand stores directly operated by the Group) and 133 Natuzzi Italia galleries (store-in-store points of sales managed by independent partners), in addition to three Natuzzi Italia concessions, i.e., galleries directly managed by the Mexican subsidiary of the Group. The Natuzzi Re-vive recliner is included in the Natuzzi Italia offering.
—
Natuzzi Editions branded products are distributed through 380 Natuzzi Editions stores (of which six directly operated by the Group), 364 Natuzzi Editions galleries and 8 Natuzzi Editions concessions managed by the Mexican subsidiary of the Group. Natuzzi Editions products are distributed in Italy under the brand Divani&Divani by Natuzzi through additional 76 mono-brand stores, of which 12 directly operated by the Group. Natuzzi Editions and Divani&Divani by Natuzzi are two brands with different banners and store concepts, but with the same merchandising offer (i.e., same positioning and consumers target).

The Group also offers unbranded products (also referred to as “private label” products in this Annual Report) within a dedicated business unit to meet the specific needs of key accounts globally. The Group intends to focus on fewer selected large accounts selling unbranded products and serve them with a more efficient go-to-market model.

Every year, the Group usually presents its products at the world’s leading furniture fairs, such as Il Salone del Mobile in Milan, Italy, and the Furniture Market in High Point, North Carolina, U.S.

In June 2022, Natuzzi Italia took part in the Fuori Salone, a special event of the Salone del Mobile in Milan, in the Clerkenwell Design Week in London and, for the first time, in the Dubai Design Week.

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

Organizational Structure

Natuzzi S.p.A. is the parent company (the “Parent Company” or the “Parent”) of the Natuzzi Group. As of December 31, 2022, the Company’s principal operating subsidiaries were:

Name	Percentage of 31/12/2022	Percentage of 31/12/2021	Share/ quota capital	Ownership registered office	Activity
Italsofa Romania S.r.l.	100.00	100.00	RON 109,271,750	Baia Mare, Romania	(1)
Natuzzi (China) Ltd	100.00	100.00	CNY 106,414,300	Shanghai, China	(1)
Italsofa Nordeste S/A	100.00	100.00	BRL 159,300,558	Salvador de Bahia, Brazil	(1)
Natuzzi Quanjiao Limited	100.00	—	CNY 10,000,000	Quanjiao County-Anhui province, China	(1)
Natco S.p.A.	99.99	99.99	EUR 4,420,000	Santeramo in Colle, Italy	(2)
Nacon S.p.A.	100.00	100.00	EUR 2,800,000	Santeramo in Colle, Italy	(3)
Lagene S.r.l.	100.00	100.00	EUR 10,000	Santeramo in Colle, Italy	(3)
Natuzzi Americas Inc.	100.00	100.00	USD 89	High Point, N. Carolina, USA	(3)
Natuzzi Florida LLC	51.00	51.00	USD 4,955,186	High Point, N. Carolina, USA	(3)
Natuzzi Iberica S.A.	100.00	100.00	EUR 386,255	Madrid, Spain	(3)
Natuzzi Switzerland AG	100.00	100.00	CHF 2,000,000	Dietikon, Switzerland	(3)
Natuzzi Services Limited	100.00	100.00	GBP 25,349,353	London, UK	(3)
Natuzzi UK Retail Limited	70.00	70.00	GBP 100	Cardiff, UK	(3)
Natuzzi Germany Gmbh	100.00	100.00	EUR 25,000	Köln, Germany	(3)
Natuzzi Japan KK	74.40	93.00	JPY 28,000,000	Tokyo, Japan	(3)
Natuzzi Russia OOO	100.00	100.00	RUB 8,700,000	Moscow, Russia	(3)
Natmx S.DE.R.L.DE.C.V	100.00	100.00	MXN 68,504,040	Mexico City, Mexico	(3)
Natuzzi France S.a.s.	100.00	100.00	EUR 600,100	Paris, France	(3)
Natuzzi Oceania PTI Ltd	74.40	93.00	AUD 320,002	Sydney, Australia	(3)
Natuzzi Singapore PTE. LTD.	74.40	93.00	USD 7,654,207	Singapore, Republic of Singapore	(3)
Natuzzi Netherlands Holding	100.00	100.00	EUR 34,605,000	Amsterdam, Holland	(4)
Natuzzi Trade Service S.r.l.	100.00	100.00	EUR 14,000,000	Santeramo in Colle, Italy	(5)

(1)
Manufacture and distribution
(2)
Intragroup leather dyeing and finishing
(3)
Services and distribution
(4)
Investment holding
(5)
Dormant

See “Item 18. Financial Statements” of this Annual Report for further information on the Company’s subsidiaries.

Strategy

In recent years, the Group has focused on strengthening its brands, expanding its retail network with Natuzzi monobrand stores in key markets, where the Natuzzi brand is well known, and on its ability to create value by improving the efficiency of its industrial and supply-chain operations. At the same time, the Group has implemented cost control measures to streamline in particular its headquarters-related costs.

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

During 2021 and 2022, the Group continued the transformation of its business to pursue a positioning of the Natuzzi brand as a life-style brand by further focusing principally on the branded part of its business, which is mainly distributed through the retail channel: in 2022, 89% of the Group’s sale of upholstery furniture and home furnishing accessories came from the sale of its branded products (compared to 87% in 2021 and 85% in 2020. See Note 31 to the Consolidated Financial Statements). In addition, the Group intends to continue to expand its presence in key strategic markets where the Natuzzi brand’s awareness is well established, such as the U.S., Greater China and certain European countries, such as the UK and Italy, in particular.

Coherently with such effort, in November 2021, the Group defined a new organizational model, pivoting in particular on the Group’s two main brands, Natuzzi Italia and Natuzzi Editions. Indeed, the Natuzzi Italia and Natuzzi Editions brands are increasingly pursuing a distinct but complementary development path both in terms of customer segmentation and distribution strategy and, therefore, require a dedicated organization. (see below “The Brand Portfolio and Merchandising Strategy”). This new organization envisages, in particular, the introduction of two leading roles: a Chief Brand Officer (“CBO”) for each of the Natuzzi Italia and Natuzzi Editions brands. Each CBO is responsible for the performance of the respective brand in terms of top line. Accordingly, the CBOs define the main choices in terms of product merchandising, visual merchandising and marketing, as they have a direct impact on brand positioning and customer experience. In addition, each of the two CBOs interacts cross-functionally with other Group functions, such as R&D, Manufacturing and the Creative Department, as well as with each of the Group’s Regional Managers (for the North America; Central and South America; West & South Europe; Emerging Markets; Greater China and the Rest of APAC) with the aim of identifying business trends and opportunities in the different markets.

We are also moving towards the Group’s digital transformation with the launch, among other things, of the new Natuzzi global website in November 2021. The release of the new web-based platform is part of a broader omnichannel strategy to fully integrate the digital and physical sides of the business. This first release, launched simultaneously in more than 100 countries, showcases both Natuzzi Italia and Natuzzi Editions collections through dedicated sections of the website. The new global website has replaced the previous 46 different domains that existed in the different geographies of our business. At its launch, the new platform offers a fully operational e-commerce platform for U.S. consumers focusing initially on the Natuzzi Italia collection. We are prioritizing the U.S. market, as we believe that it offers the best potential in the e-business segment, with the goal of gradually extending it to the other brand, Natuzzi Editions, and other key markets.

As of the date of this Annual report, the Group’s strategy is mainly based on the following drivers, with the ultimate goal of creating value for its shareholders:

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
•
Development of the business outside our historical upholstered segment by offering new furnishings and accessories collections that will follow the life-style concept, thus further enhancing a full retail experience. We intend to expand our product offering in high potential furnishings categories, such as beds and dining room accessories. For selected accessories and furnishings categories, we intend to adopt an “asset light model”, as suppliers will be directly involved in both production and inventory management.
•
Retail excellence, promoted by creating a dedicated “global retail division”, whose main goal is to set the standards for improving the performance of the Group’s stores. Examples of levers include the implementation of a customer relationship management (CRM), the creation of 360° performance diagnostic tools, sales force training and the redefinition of the retail experience and storytelling to highlight the uniqueness of the Natuzzi brand.
•
Fostering of the digital transformation, by introducing and developing, among other things, a new website that has replaced the former existing 46 domains, and offering on-line functionality, at its initial stage, in the U.S. for the Natuzzi Italia collection, with the goal of gradually extending it to other key markets. The Company is also working on various IT-related projects, to support the Group’s main functions, such as manufacturing, supply chain, product, organization, and to provide digital tools for sales.
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
•
Increase in capital efficiency, through a rigorous approach to working-capital management, the disposal of non-strategic assets and an increased focus on cash generation and margins metrics.

More generally, the Company intends to implement actions aimed at developing its business and improving the Group’s overall efficiency on the basis of the following three main levers:

1) Focus on business development by leveraging on its main brands, Natuzzi Italia and Natuzzi Editions, through:

•
expanding the Group’s presence in key geographies, such as the U.S., China and certain European countries, such as the UK and Italy, in particular;
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
•
an increased focus on cash generation and margin metrics;
•
the disposal of non-strategic assets, and
•
the adoption of an “asset light model”, as suppliers will be directly involved in both production and inventory management for some selected furnishings and accessories.

In addition to the Natuzzi branded business, which has represented over the last few years, and will continue to represent, according to our current plans, the strategic portion of the business, the Group continues to offer unbranded products within a dedicated wholesale business unit to meet the specific needs of key accounts globally. This division produces and offers leather upholstery to some of the world’s renowned wholesale distributors in the medium/low end of the market. This market segment is exposed to all competitors offering products at specific low market price ranges, with consequent repercussions on our margins.

The Company intends to focus on fewer selected large accounts selling unbranded products and serve them with a more efficient go-to-market model. During 2021 and 2022, the Group further refined its approach to managing the unbranded business, as it intends to focus on those customers who meet specific business requirements, along with a continued simplification of its operating model, by further evolving the engineering processes of the relevant product/model platforms, as well as identifying the production allocations to efficiently serve such customers.

In order to enhance efficiency and flexibility in the unbranded production, in 2020, we started an outsourcing program in Vietnam intended to supply a large portion of Mass Merchants in North America. This program has represented a great opportunity to the unbranded division, which has been adversely affected, among the others, by the trade dispute between the U.S. and China and, more generally, by increased price competition. At the same time, the Company continues to explore further external production capacity in low-cost countries to increase its production capacity and flexibility, particularly with regard to its unbranded production. There is no assurance that such additional outsourced production capacity could be implemented and that the relevant efficiency gains expected could be reached in the future. For information on the Company’s revision of its industrial footprint as a result of these challenges, see “—Manufacturing.”

The Company has taken steps to sell some non-strategic assets and real estate properties in the U.S. and Italy. The sale of these assets should increase the flexibility of our operations and reduce working capital needs. The sale proceeds will be reinvested mainly in the development of our business. Moreover, the Group continued to streamline its overall cost structure, with particular reference to its Italian operations. As part of this strategy, in June 2020, the Company signed a sale agreement with a third party for the disposal of the land located in the “Santeramo in Colle-Iesce” area, just a few miles away from its headquarters. On December 31, 2020, the Company signed a preliminary agreement with a third party for the disposal of the idle industrial real estate complex “Via Dell’Avena” located in the city of Altamura (Bari). The sale contract was finalised in May 2021.

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

─ Natuzzi Editions is the Group’s contemporary collection designed in Italy, which was initially designed specifically for the U.S. market. This collection includes a wide range of leather upholstery products, targeting the medium/medium-high segment of the market and leveraging the know-how and high credibility of the Natuzzi brand in the leather upholstery industry. Natuzzi Editions products are strategically almost entirely manufactured at the Group’s overseas plants (Romania, China and Brazil) to efficiently serve different geographies and are sold through mono-brand stores and galleries. The retail and merchandising format of Natuzzi Editions has evolved over time and now includes also a wider offering of furnishings. Natuzzi Editions products are manufactured and distributed in Italy under the brand Divani&Divani by Natuzzi, through both directly-owned stores and franchise stores. The store merchandising of Natuzzi Editions is based on a common collection but then tailored to best fit the opportunities of each market. Natuzzi Editions and Divani&Divani by Natuzzi are two brands with different banners and store concepts, but with the same merchandising offer (i.e., same positioning and consumers target). Divani&Divani by Natuzzi is mostly focused on the Italian market where it was first launched, whereas Natuzzi Editions is distributed in other countries around the world.

─ In addition, the Group operates a key account program through unbranded products to compete in the entry price segments of the market by conducting business mainly through large distributors. Unbranded products are manufactured in the Group’s plants located in Romania, China and Brazil, as well as through an outsource program in Vietnam.

Improvement of the Group’s Retail Program and Brand Development — The Group has made significant investments to improve its existing distribution network and strengthen its Natuzzi brand. The high level of recognition of the Natuzzi brand among high-end consumers is the result of efforts the Company has made over the past decade in its products, communication, store experience and customer service. This consumer brand awareness encourages the Company to carry on its brand development and further enhancement of the Group’s distribution network, in order to further increase consumers’ familiarity with the Natuzzi brand, and their association of it as a high-end brand.

The Group intends to continue the transformation of its commercial operations to become a more retail-oriented company. Accordingly, it is evolving its commercial organization to improve agility and accountability throughout its retail process.

In order to implement its retail business model, the Group’s Corporate Retail Division carries out various cross-functional activities, such as: i) analyzing the performance of the Group’s DOS to identify possible issues and implement specific action plans, with the support of the Chief Brand Officers and regional commercial managers,; ii) defining the Group’s retail merchandising platform to support the merchandising team in identifying the right product mix by store cluster and consumer target; iii) defining the Group’s retail customer-experience guidelines, including sales ceremonies and in-store communication, in line with the Natuzzi brand’s commercial strategies; iv) defining training content aimed at improving the performance of sales staff, their product knowledge and store management; v) developing the trade business through the implementation of procedures and initiatives aimed at attracting trade professionals, such as architects and interior designers; vi) defining guidelines and tools for managing the process of opening new Natuzzi stores.

The Corporate Retail Division is also responsible for defining strategies for the development of the online business, in close collaboration with the Group’s Digital Marketing & E-Commerce Department and in cooperation with the regional commercial teams.

The Group continued to expand its retail distribution network in various countries despite the enduring consequences of the COVID-19 containment measures adopted largely in China within 2022.

During 2022, 22 Natuzzi Italia stores were opened, of which 14 in China and one in each of Australia, Austria, Bangladesh, Indonesia, Ivory Coast, Ukraine, United Arab Emirates and Uzbekistan.

Natuzzi Editions and the Divani&Divani by Natuzzi retail chains are characterized by a medium positioning in the upholstery business. Natuzzi Editions and Divani&Divani by Natuzzi are two brands with different banners and store concepts, but with the same merchandising offer (i.e., same positioning and consumers target). Divani&Divani by Natuzzi is mostly focused on the Italian market where it was first launched, whereas Natuzzi Editions is distributed in other countries around the world. During 2022, 97 Natuzzi Editions stores were opened (of which 73 in China, eight in Brazil, six in the U.S., and one in each of Croatia, Czech Republic, Egypt, Kuwait, Poland, Senegal, South Korea, Spain, Venezuela and Vietnam) and four Divani&Divani by Natuzzi stores were opened in Italy.

Product Diversification and Innovation — The Group has continued to collaborate with the most outstanding international designers to launch the new 2022 Natuzzi Italia collection called “The Circle of Harmony – Second Life”. This new Natuzzi Italia collection was presented in June 2022 during the Milan Design Week. The “Circle of Harmony – Second Life” collection represents a reflection on how to move the production of furnishings towards a level of sustainability that is consistently more coherent and definitive. The international designers involved have interpreted the brand’s DNA and its link to the Mediterranean, discussing the issues of functionality, sustainability and well-being.

The Group has taken a number of steps to broaden its product lines, including the development of new models, such as modular and motion frames, and the introduction of new materials and colors, including exclusive eco-fibers, a series of new fibers designed to have the maximum positive impact on the environment and people. The Group believes that a wider offer of collections will strengthen its relationships with the world’s leading distribution chains, which are interested in offering branded solutions. The Group has also continued to invest in the Natuzzi’s style center in Santeramo in Colle, Italy (the “Style Center”), which serves as a creative hub for the Group’s design activities.

Manufacturing

As of the date of this Annual Report, our manufacturing facilities are located in Italy, China, Romania and Brazil. The Group has also used outsourcing programs in Vietnam, from December 2019, and, more recently, has started a partnership with an industrial outsourcer in Mexico.

Due to the current challenges arising from global competition, and in particular the imposition of tariffs by the U.S. on goods imported from China and, in 2021, of customs duties imposed by the Canadian authorities on goods imported from China and Vietnam, in 2019, the Group started a thorough revision of its industrial footprint.

The first step of this revision process was represented by the downsizing of our Chinese manufacturing plant located in Shanghai, which was finalized in July 2020, with a further reduction in the number of workers in 2022. Following the downsizing, our Chinese plant mainly serves the Asia-Pacific region and the North American market with regard to our Natuzzi Editions branded products, whereas the production for the unbranded products for the North American market is being gradually shifted from China to Vietnam through outsource agreements with two different suppliers as of the date of this Annual Report. Furthermore, in 2022, with the aim of reducing the overall labor cost in our Chinese operations, the Group established a second manufacturing plant, located in Quanjiao County-Anhui province, China. This second plant is expected to gradually absorb part of the production capacity of the Shanghai plant. In 2022, our operations in China represented about 22% of the Group’s total consolidated upholstered revenue. The Group has been operating in China since 2002.

In addition, with the aim of avoiding customs duties, reducing the overall delivery time to customers and improving service levels, in July 2022 the Group launched a new commercial offer called “Natuzzi Editions Quick Program”, dedicated specifically to the North American market for the distribution of selected models of the Natuzzi Editions collections. These products are manufactured by an outsourcer based in Mexico with which the Company has recently started cooperating for the exclusive production of products for the Natuzzi Editions Quick Program.

At the same time, the Company continues to explore further external production capacity in low-cost countries to increase its production capacity and flexibility, particularly with regard to its unbranded production for the EMEAI market. There can be no assurance that such additional outsourced production capacity will be implemented and that the expected efficiency gains expected will be realized in the future.

Our five Italian plants dedicated to the production of upholstered products and three Italian warehouses are located either at or within 25 kilometers from Santeramo in Colle, where the Group’s headquarters is located. Collectively, these facilities extend over more than 170,000 square meters. As of December 31, 2022, these facilities employed 1,488 workers, the majority of whom were subject to layoff programs. See “Item 6. Directors, Senior Managers and Employees—Employees.” With the exception of the South American market, the Italian plants are the exclusive producers of Natuzzi Italia products. In 2022, these plants generated about 50% of the Group’s total consolidated upholstery revenue. With regard to the Italian plants, the new Factory 4.0 program was launched. As of the date of this Annual Report, two plants have been restructured according to the new production model under this program. For additional information on the Factory 4.0 program, see “Item 4. Information on the Company—Innovation”.

We have two plants in China. One is located in Shanghai, currently extending over 38,000 square meters following the completion of its downsizing from 88,000 square meters occurred in July 2020. In addition, during 2022, Natuzzi Quanjiao Limited, a new production facility located in County-Anhui province, China, and wholly controlled indirectly by the Company through Natuzzi China, became operational. As of December 31, 2022, the plant located in Shanghai employed 472 people, of whom 419 were laborers. It manufactures Natuzzi Editions and unbranded products mainly for the Asia-Pacific market. As of December 31, 2022, the Natuzzi Quanjiao Limited plant employed 93 workers. In 2022, our Chinese plants produced about 22% of the Group’s total consolidated upholstered revenue.

Our Romanian plant is located in Baia Mare. Extending over 75,600 covered square meters, it has been in operation since 2003. As of December 31, 2022, it employed 913 people, of whom 769 were laborers. It produces Natuzzi Editions and unbranded products for the EMEAI market. In 2022, the Romanian plant produced about 22% of the Group’s total consolidated upholstered revenue.

Our Brazilian plant is located in Salvador De Bahia. Extending over 28,700 square meters, it has been in operation since 2000. During 2022 our Brazilian plant was interested from a restructuring and efficiency recovering process. As of December 31, 2022, our Brazilian plant employed 205 people, of whom 182 were laborers. Since the end of 2016, in addition to Natuzzi Editions and unbranded products, the Brazilian plant produces Natuzzi Italia branded products for the South American market.

As of December 31, 2022, the Group had one additional plant in Italy, located in Udine (Natco S.p.A. (“Natco”)), and dedicated to the production of leather. This facility employed 130 workers as of December 31, 2022, of whom 113 were laborers.

On January 8, 2021 the Company and Vita Group (“Vita”) entered into an agreement whereby Vita Italy S.r.l., a wholly owned subsidiary of Vita, would acquire IMPE against a payment of €6.1 million, subject to customary purchase price adjustments and warranties (the “IMPE Purchase Agreement”). In March 2021, the Company completed the transaction contemplated by the IMPE Purchase Agreement and Vita Italy S.r.l. acquired the entire share capital of IMPE. This transaction is part of the Company’s strategy to review its value chain and streamline the Group’s manufacturing processes, focusing on value-added activities within its Italian plants. See Note 7 to the Consolidated Financial Statements. The last tranche of the payment related to this transaction was regularly collected by the Company in March 2022.

During 2022, our production operations saw the introduction of new production methods and technologies, including the Factory 4.0 program, coordinated by a new planning and management information system that integrates our suppliers into an extended supply chain. For additional information on the Factory 4.0 program, see “Item 4. Information on the Company—Innovation”.

The already mature approach of moving line-based manufacturing processes has been exploited with the aim of improving efficiency, quality and lead time. The moving line manufacturing model has improved the ergonomics of the work area by breaking down products into lighter pieces at individual stages and also coordinates workers by ensuring they work at a similar pace. The finished product is of higher quality and produced faster. The new moving lines have been implemented in all of the Group’s production facilities. The Group has integrated the following production phases into the moving line production process within our plants: (a) direct integration with wood and foam suppliers to supply each plant according to daily needs (“just in time” supply) with the advantage of reducing the stock of semi-finished goods; and (b) leather cutting and sewing.

Raw Materials — The principal raw materials used in the manufacture of the Group’s products are hides (mainly cattle hides), fabrics, polyurethane foam, polyester fiber and wood. In 2022, the total cost of raw materials used in the manufacture of the Group’s products was slightly higher compared to 2021. It is only during the last quarter of 2022 that we saw a downward trend in the price of some production inputs. While we continue to see a downward trend in the cost of leather, the cost of certain raw materials, especially those that require significant use of energy for their production, such as mechanical components, wood and oil-related products, such us polyurethane, remains stable and still at high levels.

The Group purchases hides from slaughterhouses and tanneries located primarily in Italy, Brazil, India, Germany and other South American and European countries. The hides purchased by the Group are divided into several categories. The lowest category hides are mainly purchased in South America and India. The middle category hides are purchased in Europe or South America and the highest quality hides are purchased in Italy, Germany and France.

The supply of cattle hides is principally dependent upon beef consumption, rather than demand for leather.

The prices for cattle hides increased during the first three quarters of 2022, while they started to decline in the last quarter of 2022. As the current situation remains uncertain, and due to the volatile nature of the hides market, there can be no assurance that current prices will remain stable or continue to decrease. Indeed, given the current inflationary environment, a recovery in demand following the reopening of China’s economy, exchange rate volatility, the ongoing conflict in Ukraine (which, among other things, makes it difficult for our facilities in Europe to receive raw materials through the Black Sea trade route), and considering a possible new wave of COVID-19 cases in Asia and other parts of the world, it is likely that such prices could trend upward and that raw material supply will be difficult. See “Item 3. Key Information—Uncertain global macro-economic and political conditions could materially adversely affect our business, operations and economic and financial position”, “Item 3. Key Information—Risk Factors—The price of the raw materials we use is difficult to predict and material increases to such prices and our energy production costs have had, and may continue to have, a material adverse effect on our results of operations” and “Item 3. Key Information—The COVID-19 pandemic has had, and may continue to have, an adverse impact on our business, results of operations and financial condition”.

The Group also purchases fabrics and microfibers to be used in coverings. Most of the fabrics are purchased in Italy from a dozen of suppliers which provide the finished product. Microfibers are purchased from suppliers in Italy, Spain, South Korea and China. Fabrics and microfibers are generally purchased weekly from suppliers on the basis of purchase orders specifying the quantity (in linear meters) and the delivery date.

In 2022, polyurethane foam prices increased significantly compared to 2021. As of the date of this Annual Report, there has been no significant reversal of this trend. The chemical components of polyurethane foam are petroleum-based commodities, and the prices for such components are therefore subject to, among other factors, fluctuations in the price of crude oil. See “Item 3. Key Information—Risk Factors—The price of the raw materials we use is difficult to predict and material increases to such prices and our energy production costs have had, and may continue to have, a material adverse effect on our results of operations”.

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

Supply-Chain Management

The Supply Chain Department is responsible for monitoring logistics solutions to ensure their effectiveness. In addition, in order to improve access to supply chain information across the Group, the Logistics Department uses a portal that allows it and other departments (such as the Customer Service and Sales Department) to monitor the movement of goods through the supply chain and to monitor key performance indicators (KPIs).

During the first months of 2022, as a result of the strong global demand that began after the pandemic, the cost of certain raw materials and container transportation rates have increased at global level. This upward price trend in prices has been exacerbated by the impact of Russia’s invasion of Ukraine on global supply chains, including making it more difficult for our plants in Europe to receive raw materials via the Black Sea trade route, particularly from Asia. Furthermore, ship waiting times at major ports increased from less than 20 days at the beginning of 2021 to nearly 50 days during 2022 due to increased port traffic and lockdowns with associated worker absenteeism, particularly in Asian ports. As a result, orders received by the Group could not be completed as quickly as expected due to missing components, and therefore could not be delivered and invoiced to end customers within the standard time. In addition, such supply chain complications led to low availability of raw materials and semi-finished goods, as well as shipping bottlenecks with delivery delays, resulting in an increased inventory level, especially in the first half of 2022.

In response to such changing markets and operational challenges, in the second half of 2022, the Group revised its supply chain processes and planning systems, such as the material requirements planning (MRP) system, which determines what raw materials, components and semifinished goods are needed during the production cycle, and when to assemble the finished goods, based on demand and the bill of materials.

The Company has also established a “control tower” that provides full visibility of the entire end-to-end supply chain, allowing management to analyze and proactively respond to potential demand spikes while ensuring availability of production inputs and reducing waste.

This new supply chain approach allows management to leverage automation and ensure that work is allocated and processed effectively across the organization, thus allowing the Group to better adapt its business to supply chain challenges, market volatility, and rising costs, with the ultimate goal of improving working capital management.

During the second half of 2022, the Company improved the service level and on-time delivery at global level.

See also “Item 3. Key Information—Risk Factors—Uncertain global macro-economic and political conditions could materially adversely affect our business, operations and economic and financial position”, Item 3. Key Information—Risk Factors—The price of the raw materials we use is difficult to predict and material increases to such prices and our energy production costs have had, and may continue to have, a material adverse effect on our results of operations” and “Item 3. Key Information—Risk Factors—The COVID-19 pandemic has had, and may continue to have, an adverse impact on our business, results of operations and financial condition”, for a discussion of the impact of the COVID-19 pandemic, supply chain disruptions, increases in the price of raw materials and energy costs and the ongoing conflict in Ukraine on our capital expenditures.

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

Load Optimization and Transportation — The Group delivers goods to customers via common carriers. Goods destined for the Americas and other markets outside Europe are transported by sea in 40-foot high cube containers, while those produced for the European market are generally delivered by truck or rail. In 2022, the Group shipped 4.020 containers overseas and approximately 5.085 fully loaded mega-trailers trucks.

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

•
The Natuzzi Italia collection stands out for its choice of high-quality materials and finishes, as well as for the creativity and details of its design. As of March 31, 2023, this product line offered 72 models of sofas, 51 armchairs and 10 beds offered in a wide range of covers and colors. This collection also includes a selection of additional furniture pieces (such as wall units, coffee tables, tables, chairs, lamps and carpets) and accessories (including vases, mirrors, magazines racks, trays and decorative objects) to offer a complete suite of furnishings and with the aim of enabling the Group to develop a “lifestyle” brand.
•
The Natuzzi Editions and the Divani&Divani by Natuzzi collection consisted of 100 models of sofas, 29 armchairs and 12 beds as of March 31, 2023. This vast range of models covers all styles from casual/contemporary to more traditional, suitable for all markets from Europe to Americas to Asia. This collection focuses on leather and offers 11 leather types available in 107 colors. In addition, a collection of 17 fabric articles available in 108 colors was added to the line.
•
The unbranded collection consisted of 68 models as of March 31, 2023, including exclusive models for key accounts. The products are mainly offered in top grain leather, but are also available in a bonded leather.

The Group operates in accordance with strict quality standards and has earned the ISO 9001 certification for quality and the ISO 14001 certification for the management of environmental impacts. The ISO 14001 certification also applies to the Company’s tannery subsidiary, Natco. Further, the Group has obtained the ISO 45001 certification for management systems of occupation health and safety.

Innovation

Since the end of 2020, the Group has invested time and capital to design and innovate processes and products and to achieve higher levels of efficiency, quality and service. Decisions on new products are made through a well-defined phase-gate process with explicit, fact-based criteria, such as product lifecycle, forecast, market segment and reduction of complexity of the existing portfolio. Accurate and granular data on product costs and financial sustainability of the business is available at every stage of the value chain (from development through manufacturing, distribution, and support). Standardized development tools (such as product lifecycle management) enable seamless global collaboration between the R&D department and the Group’s industrial footprint. The Group’s global innovation and product development department aims at integrating processes (“concurrent engineering”) by bringing together engineers from different backgrounds in cross-functional product and process teams and by interacting with suppliers to enable a faster product cycle and more efficient product development. Concurrent engineering is a working methodology that emphasizes the parallelization of tasks within a process (i.e., performing tasks concurrently), sometimes called “simultaneous engineering” or “integrated product development”, because it uses an integrated product team approach. It is an approach to product development that integrates various functions of design and manufacturing engineering, among others, to reduce the time required to bring a new product to market.

An open innovation network across the business enables collaborations with external entities (e.g., research institutions, universities, innovation centers) to rapidly source new ideas that can be turned into practical products. Once a new idea is applied to projects, it is protected by means of a specific patent.

The Company pays particular attention to the comfort of its products and its certification. The evaluation process is based on an ergonomic-principle conformity check (gap analysis), which includes the performance of several tests selected according to types of evaluation required and performed in the corresponding ergonomic reference areas. The Company performs several types of ergonomic evaluations, including tests performed or supervised by experts (certified European ergonomists), CAD 3D virtual seat evaluations and simulations, and tests with real users selected to represent the categories of end users (e.g., through biomechanical analysis, usability/distraction tests, interviews, focus groups). Based on the specific product type and request, users are asked to interact with the tested products by performing representative tasks of a physical (biomechanical interaction) or cognitive nature (cognitive ergonomics). Such evaluations are carried out to determine the compliance of the products with the ergonomic principles and requirements established by the sector technical standards, and may result in an ergonomic certification. This new evaluation process has allowed to make it possible to achieve the highest certification, Human Centered Design: Product & Organization according to (ISO 92141-210) and (ISO 9241-220).

The innovation along the R&D processes and products has been implemented and successfully integrated with the entire value-added chain, with suppliers, production and customers through the experimentation of an innovative production and process model called “Factory 4.0”. The Factory 4.0 operational model has been studied since 2020 as a proprietary production model aimed at reducing production costs, based on a bespoke cellular production principle that evolved the moving line production model. Such production model relies on a more advanced technological clustering of industrial processes in order to more efficiently manage the complexity arising from the manufacturing of different product families (also referred to as the “factory within the factory” system).

This new cellular production system is an advanced form of lean production that uses the same basic principles but in a mixed-model environment to efficiently manage the complexity of make-to-order production. The basic underlying principle is that instead of grouping workers by a single process within the same production line, workers are grouped into separate production value streams for each product family. Cellular manufacturing principles can be applied to a wide range of volumes and product mixes, resulting in a more flexible production environment. Cellular production methods involve clustering the processes and machines needed to complete a product family. The goal is to improve value stream efficiency. This new approach to production concept makes it possible to simplify the production flow and reduce part movement, buffer inventory and waste in general. Cellular production focuses on first identifying the value-adding activities of the process, then mapping the value stream, implementing the process flow, creating a pull system, and finally creating quality through continuous improvement.

In parallel, an extraordinary complexity and variety reduction project has been launched to support this new factory model, which remains flexible and dynamic in order to manage the residual complexity. The new factory model is supported by digital systems based on 4.0 technologies, which make it possible to connect people, machines and systems as a network. All assembly processes and material handling technology are real-time ready. The assembly, sewing, packacging and cutting departments are completely digitalized. Employees work with monitors and personal pads. Workstations and processes have been virtually tested and ergonomically designed. All the warehouses and picking zone are equipped with a digitalized logistics and visual management “Andon” systems, the necessary materials for assembly in a so-called pick zone use (“pick-to-light” systems), advanced transport and handling systems are in use to speed up the efficiency of the internal logistics system. A real-time monitoring approach has been designed and implemented into Factory 4.0, as the resulting data can now be collected and analyzed at the end of a shift using big data technology. The findings are used to improve existing production processes, prevent efficiency lossed and take predictive action. This helps to increase uptime and improve quality.

Networking is not only within Factory 4.0 but also throughout the supply chain from suppliers to production to customers. In coordination with our suppliers, we plan to integrate their systems with the Natuzzi SAP system (“Systems, Applications, Products in Data Processing”) and manufacturing execution system (MES) to track arrivals, avoid shortages and enable early detection of discrepancies in the supply chain, thus reducing response time.

As of the date of this Annual Report, Factory 4.0 has been implemented in two Italian plants, which are dedicated exclusively to the production of Divani&Divani by Natuzzi products. However, we plan to gradually extend this program to the other Italian plants and, subsequently, to our plants in China, Romania and Brazil.

R&D expenses, which include labor costs for the R&D department, design and modeling consultancy expenses and other costs related to the R&D department, were €3.5 million in 2022, €3.3 million in 2021 and €3.1 million in 2020.

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

By adopting a fresh, ever-evolving creative approach that is increasingly driven by digital strategies, we have continually reinvigorated our brand, enhancing its desirability and visibility. Our vertically integrated approach allows us to manufacture most of the products we sell in our own plants, which we believe gives us great control over the quality of our products, the service we provide, and flexibility in make-to-order production, thus supporting an exceptional breadth of styles and customization options.

Our combination of creative and analytics-driven strategies enables us to drive new and repeat customer traffic to both our stores worldwide and our new website, natuzzi.com. Using our fully integrated customer relationship management system, we create personalized customer journeys, targeted communications and retargeting campaigns. We develop persuasive, aspirational and relevant messages and we convey them through a variety of media, including direct mail, geo-targeted TV and VOD (video on demand), radio, digital and social channels and email marketing. We also launched a targeted digital communications strategy in 2021 that is encouragingly increasing our prospect contacts each year. Taken together, these strategies allow us to constantly expand and update our client base while maintaining existing relationships.

We work on continually improving our digital platform, which includes both brand lines to enhance the user experience across the Natuzzi universe. New technologies and effective user experience solutions contribute to the growth of our digital key performance indicators.

Along with the new digital platform, we maintain the e-commerce channel for Natuzzi Italia products in the U.S. market to amplify the brand’s potential and make it more accessible to customers. Our e-commerce strategy is to generate business by combining technology with excellent personal service. We consider our website an extension of our retail stores and not a separate segment of our business. We expect most of our customers to use the internet for inspiration and as the beginning of their shopping process to view products and their prices. Since most of our products are customizable, we encourage our website customers to get personal help from our interior design professionals, either in person or online. This complimentary direct contact with one of our knowledgeable interior design professionals, whether remotely or in-person, represents an additional service we provide our website customers. This enhances the online experience and leads to internet customers becoming customers of our network of retail stores.

Particularly as a result of the increased focus on online shopping and virtual merchandising platforms, we continue to strategically focus on digital touchpoints through our ongoing implementation of conversion rate optimization updates. We also invest in targeted search engine optimization and paid search marketing for both national and local markets, driving both referral traffic to our website and physical traffic to our stores. In addition, improved on-site search capabilities, expanded online appointment booking capabilities, and product listing and display page enhancements continue to elevate our users’ experience. We continue to promote brand visibility on various social media platforms, placing greater emphasis on visual and video-driven content. Both paid social media campaigns and organic social media presence have helped us grow our social following and take a more prominent place in the cultural conversation.

In 2022, the Natuzzi Editions brand began its transition to become a retail brand by expanding partnerships and improving the quality of distribution through mono-brand stores and galleries that represent the Group’s lifestyle concept. The Natuzzi Editions brand launched its “Dreams” concept, a new architectural store concept for bedroom products, such as beds, mattresses and bedroom accessories, with soft and enveloping lines that create a unique welcoming environment, which can be a freestanding store or a shop-in-shop.

The developments in the retail environment have also been reinforced with a newly designed in-store communication that enhances the consumer experience, supported by a digital footprint, a new website, and digital tools. All marketing materials are available to our customers through a marketing platform to provide 360° support to our partners in communicating the Group’s brand values to our consumers.

In addition to holding an annual retail congress at the Company’s headquarters, we have launched a virtual tour of the Natuzzi Editions showroom in order to reach all nations and guarantee consistency in customer and product placement throughout the world.

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

During 2022, 22 Natuzzi Italia stores were opened, of which 14 in China and one in each of Australia, Austria, Bangladesh, Indonesia, Ivory Coast, Ukraine, United Arab Emirates and Uzbekistan.

During 2022, 97 Natuzzi Editions stores were opened (of which 73 in China, eight in Brazil, six in the U.S., and one in each of Croatia, Czech Republic, Egypt, Kuwait, Poland, Senegal, South Korea, Spain, Venezuela and Vietnam) and four Divani&Divani by Natuzzi stores were opened in Italy.

As in previous years, the Company strongly focused on the Chinese and North American markets for the openings of new Natuzzi Editions stores. In particular, in the U.S. the Company decided to invest directly by opening three Natuzzi Editions stores, two of which were opened in joint venture with a local partner, and one DOS managed entirely by the Group.

The expansion of the network will continue in 2023. In terms of DOS openings, we are focusing on the U.S., which represents one of our largest retail opportunities, while we continue to ensure retail expansion in the remaining geographies through franchises. With the aim of further consolidating a strong presence of our brands in the U.S. retail market, in 2023 we plan to open six DOS, of which 5 Natuzzi Italia stores, namely in San Diego, Atlanta, Denver, Houston and Manhasset, and one Natuzzi Editions store in Frisco. We plan to open about 100 Natuzzi franchise stores worldwide in 2023.

In Italy, the opening of four new Divani&Divani by Natuzzi franchised operated stores is evidence of a higher degree of confidence of local investors towards the retail chain, while also South America is showing an increasing interest towards the Natuzzi Editions brand with nine additional openings in 2022.

Markets

The Group markets its products internationally and in Italy. Historically, the distribution of the Group’s product has been through the wholesale channel, which still represents a significant portion of the entire business.

The Group continues in its effort to expand its retail distribution through Natuzzi mono-brand stores, both directly operated and franchises. In 2022, retail sales accounted for 59.5% of our consolidated upholstered and home furnishings revenue, compared to 49.2% in 2021.

The following tables show the number of Group stores (both directly operated and franchises) as of December 31, 2022 according to our principal geographic areas.

STORES		Natuzzi Italia	Natuzzi Editions	Divani&Divani by Natuzzi	TOTAL
Americas(1)	United States and Canada	16	7	—	23
	Other Americas	17	50	—	67
	Total Americas	33	57	—	90
EMEAI	West & South Europe (excluding Italy)	34	21	—	55
	Italy	4	—	76	80
	Middle East, Africa and India	26	7	—	33
	Other EMEAI	30	10	—	40
	Total EMEAI	94	38	76	208
Asia-Pacific	China (2)	101	278	—	379
	Other Asia-Pacific	19	7	—	26
	Total Asia-Pacific	120	285	—	405
TOTAL		247	380	76	703

(1)
Includes the United States, Canada, Central and South America (including Brazil) (collectively, the “Americas”).
(2)
Includes 24 Natuzzi stores directly operated by Natuzzi Trading (Shanghai) Co., Ltd., which is 49% owned by the Company, following the agreement with the Kuka group. See “3. Asia-Pacific Region” below.

In addition to the stores indicated in the above table, as of December 31, 2022, there were three Natuzzi Italia and eight Natuzzi Editions concessions (galleries or store-in-store points of sale), all directly managed by the Company’s Mexican subsidiary.

The following tables show the Group’s consolidated revenue of upholstery furniture and home furnishing accessories, broken down by geographic market and branded/unbranded business for each of the years indicated therein and in millions of Euro.

	2022		2021		2020
Americas(1)	164.7	36.3%	157.4	38.0%	98.3	31.4%
Natuzzi brand(2)	146.0	32.2%	136.3	32.9%	86.9	27.7%
Unbranded	18.7	4.1%	21.1	5.1%	11.4	3.7%
EMEAI	201.9	44.5%	183.9	44.5%	152.8	48.7%
Natuzzi brand(2)	175.5	38.7%	154.6	37.4%	122.4	39.0%
Unbranded	26.4	5.8%	29.3	7.1%	30.4	9.7%
Asia-Pacific	86.6	19.1%	72.4	17.5%	62.4	19.9%
Natuzzi brand(2)	83.5	18.4%	69.8	16.9%	58.3	18.6%
Unbranded	3.1	0.7%	2.6	0.6%	4.1	1.3%
Total	453.2	100.0%	413.7	100.0%	313.5	100.0%

(1)
Includes the United States, Canada, Central and South America (including Brazil).
(2)
The “Natuzzi” brand includes the following lines of product: Natuzzi Italia, Natuzzi Editions and Divani&Divani by Natuzzi. Net sales under the “Natuzzi” brand also includes net sales of beds sold under the Natuzzi Italia line.

The following tables show the number of upholstered seats sold broken down by geographic market and branded/unbranded business for each of the years indicated therein:

	2022		2021		2020
Americas(1)	234,074	28.5%	355,963	36.4%	228,844	27.9%
Natuzzi brand(2)	177,684	21.6%	266,193	27.2%	177,752	21.7%
Unbranded	56,390	6.9%	89,770	9.2%	51,092	6.2%
EMEAI	442,973	53.9%	475,071	48.6%	452,959	55.3%
Natuzzi brand(2)	345,757	42.1%	329,595	33.7%	284,852	34.8%
Unbranded	97,215	11.8%	145,476	14.9%	168,107	20.5%
Asia-Pacific	144,256	17.6%	146,993	15.0%	137,784	16.8%
Natuzzi brand(2)	130,619	15.9%	135,338	13.8%	118,757	14.5%
Unbranded	13,637	1.7%	11,655	1.2%	19,027	2.3%
Total	821,303	100.0%	978,027	100.0%	819,587	100.0%

(1)
Includes the United States, Canada, Central and South America (including Brazil).
(2)
The “Natuzzi” brand includes the following three lines of product: Natuzzi Italia, Natuzzi Editions and Divani&Divani by Natuzzi.

In 2022, net sales of upholstered sofas, beds and home furnishings (“main business”) amounted to €453.2 million, an increase of 9.5% compared to 2021, as a result of a 12.3% increase in Natuzzi branded sales and a 9.0% decrease in net sales of unbranded products. The Group’s strategy is to increase the share of Natuzzi branded sales, mainly through the expansion of its retail network in key markets, such as the U.S., China and certain European countries such as the U.K. and Italy, while focusing on a smaller number of selected large accounts selling unbranded products, in order to serve them with a more efficient go-to-market model.

In 2022, delivered sales of upholstered and home furnishings benefited from the reduction of the order backlog accumulated up to December 31, 2021, mainly as a consequence of the supply chain disruptions in 2021, which significantly limited the delivery of our products in that year, and from the adjustments in the price lists of our product offering in response to the inflationary pressures that characterized most of 2022. Furthermore, such adjustments and the increase in the sales of beds and home furnishings and accessories (up 36.9% compared to 2021) has more than offset the decrease in seat units sold in 2022 compared to 2021.

In 2022, the Group’s revenue increased across the main geographic areas compared to both 2021 and 2020.

In 2022, revenue increased despite the supply chain disruptions that continued into the first half of the year due to limited availability of shipping containers and raw materials, which in turn delayed the delivery of our products. In addition, our industrial and commercial operations in China were significantly limited as a result of the resurgence of COVID-19 cases in some districts, prompting the central government to impose rigorous containment measures, such as lockdowns or restrictions on the movement of people.

During 2020, 2021 and most of 2022, the Group’s sales performance in all main regions and across its brands was negatively affected by the spread of the COVID-19 pandemic and by the restrictive measures adopted by many governments, as well as by the disruptive effects of the COVID-19 pandemic on the supply chain system during the second half of 2020 and throughout 2021 and for part of 2022. See “Item 3. Key Information—Risk Factors—The COVID-19 pandemic has had, and may continue to have, an adverse impact on our business, results of operations and financial condition.”

The Group’s strategy is to increase the portion of revenue represented by the Natuzzi branded sales, mainly through the expansion of its retail network, and, at the same time, to focus on fewer selected large accounts selling unbranded products to serve them with a more efficient go-to-market model.

For additional information on the results of our operations in 2022 as compared to 2021, see “Item 5. Results of Operations.”

1. The Americas

In 2022, net sales of leather and fabric-upholstered furniture and beds as well as home furnishings in the U.S. and the rest of the Americas (including Brazil) were €164.7 million, up 4.6% compared to 2021, and the number of seats sold decreased by 34.2%, to 234,074 in 2022. The performance in the Americas was significantly affected by the suspension of operations at the Group’s factory in Shanghai from March 28, 2022 to May 3, 2022, which produces Natuzzi Editions and unbranded products for North America. Such operations were later resumed at a lower production capacity given stringent limitations on the number of employees allowed to access the plant. See “Item 3. Key Information—Risk Factors—The COVID-19 pandemic has had, and may continue to have, an adverse impact on our business, results of operations and financial condition”.

Net sales of our Natuzzi branded products were €146.0 million, up 7.1% compared to 2021, and net sales of unbranded products were €18.7 million, down 11.4% compared to the prior year.

The Group’s strategy for the Americas is to continue focusing on the branded business mostly through the opening of mono-brand Natuzzi stores in addition to Natuzzi galleries, mainly in the U.S., and at the same time to focus on fewer selected large unbranded distributors in an effort to serve them with a more efficient go-to-market model.

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

In light of the tariffs imposed by the U.S. on goods imported from China, since December 2019, the Company has started outsourcing in Vietnam part of its unbranded production for some key accounts in the U.S. The Company intends to gradually increase its outsourced production in Vietnam to serve most of its mass-merchant distributors located in the U.S. In addition, the Group is leveraging on its global footprint to mitigate the negative effects from customs duties imposed by Canadian authorities. See “—Manufacturing.”

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

Natuzzi Americas maintains offices in High Point, North Carolina and provides Natuzzi S.p.A with agency services. The staff at High Point provides customer service, trademarks and products promotions, credit collection assistance, and generally acts as the customers contact for the Group. As of March 31, 2023, the High Point North Carolina operation had 39 employees. In addition, Natuzzi Americas has four independent sales representatives.

Our commercial activities in Brazil and South America are overseen from our Salvador de Bahia facility. The Group’s commercial structure for the South American region has been reinforced over the years by an increase in personnel, from 12 representatives in 2012 to 17 as of the end of 2022. 2022 sales in Brazil were €15.4 million, up from €14.2 million in 2021. As a result of the focus to the Brazilian and more generally South American high-end consumer market, the Group currently distributes a Natuzzi Italia “made in Brazil” collection, entirely manufactured in Brazil and dedicated exclusively to the South American market.

In 2016, the Group acquired seven Natuzzi Italia stores all located in Florida. In December 2016, the Company established a new trading subsidiary located in Mexico, Natmx S.de.R.L.de.C.V. (“NATMX”). In January 2017, NATMX signed an agreement with the owners of Muebleria Standard. Under the agreement, NATMX acquired the three existing Natuzzi Italia stores located in Mexico City-Altavista, Guadalajara and Monterrey. In addition to the directly operated stores, as of March 31, 2023, NATMX sells our products in Mexico through 11 directly managed concessions (three under the Natuzzi Italia brand and eight under the Natuzzi Editions brand) in Palacio de Hierro, a high-end retailer having shopping malls in excellent locations throughout Mexico.

In June 2017, the Company opened its new North American retail store in West Palm Beach, Florida. During 2018, the Company opened four new directly operated stores in the U.S., namely one in Chicago, one in Los Angeles-Costa Mesa, one in Paramus – New Jersey and one in Philadelphia (within the King of Prussia Mall). In 2019, one Natuzzi Italia store was opened in the Sarasota and the Fort Lauderdale store, initially opened in 2016, was relocated. In 2022, three new Natuzzi Editions stores were opened, of which one in Kennessaw, Georgia, operated directly by the Group, and two Natuzzi Editions stores, in South Lake and Dallas, Texas, managed in joint venture with a local partner. These new stores are part of the strategy announced in 2016 to open Company-managed stores in high traffic and prime retail locations, showcasing the new store design, merchandising concept and overall Natuzzi consumer experience.

As of December 31, 2022, there were 15 Natuzzi Italia stores in the Americas (12 in the U.S. and three in Mexico) and one Natuzzi Editions store in the U.S. directly managed by the Group, in addition to 2 Natuzzi Editions stores in the U.S. managed in joint venture with a local partner.

As of the same date, there were also 18 Natuzzi Italia stores operating in the Americas that are owned by local franchisees (seven in Brazil, three in the U.S., two in Venezuela, one in each of Argentina, Bolivia, Canada, Colombia, Panama and Paraguay). Furthermore, as of the same date, there were 54 Natuzzi Editions franchise stores, of which 42 were located in Brazil, four in the U.S., two in each of Peru and Uruguay, and one in each of Argentina, Colombia, Ecuador and Venezuela.

2. EMEAI

In 2022, net sales of leather and fabric-upholstered furniture and beds as well as home furnishings in Europe (including Italy), the Middle East, Africa and India (collectively, “EMEAI”) were €201.9 million, up 9.8% compared to 2021, with the number of seats decreasing by 6.8% to 442,973 in 2022. Natuzzi branded sales amounted to a total of €175.5 million in 2022 (up 13.5% from 2021), and unbranded products net sales decreased by 9.9% to €26.4 million.

2a) West & South Europe (excluding Italy). The Group sells its products in West & South Europe (outside Italy) mainly through stores (franchises or directly operated stores). As of December 31, 2022, 55 stores were operating in Europe: 34 were under the Natuzzi Italia name (14 in the UK, nine in Spain, three in each of France and Switzerland, two in each of the Netherlands and Portugal, and one in Austria). As of the same date, there were 21 Natuzzi Editions stores of which 17 located in the UK, three in Spain, and one in Ireland. Of these stores, as of December 31, 2022, the Group directly owned 18, of which 15 were operated under the Natuzzi Italia name (eight in Spain, four in each of the UK and Switzerland, and one in France) and three were operated under the Natuzzi Editions name, of which two in the UK and one in Spain.

2b) Italy. Since 1990, the Group has sold its upholstered products in Italy principally through the Divani&Divani by Natuzzi franchise network of furniture stores. As of December 31, 2022, there were 76 Divani&Divani by Natuzzi stores (of which 12 directly operated by the Company), and four Natuzzi Italia stores, all directly operated by the Company.

2c) Middle East, Africa and India. As of December, 2022, the Group had a total of 26 Natuzzi Italia stores in the Middle East, Africa and India: six in Israel, four in India, three in the United Arab Emirates, two in Saudi Arabia, and one in each of Algeria, Bahrain, Bangladesh, Egypt, Ivory Coast, Kuwait, Lebanon, Pakistan, Qatar, Senegal and Tunisia. In addition, four Natuzzi Editions stores were operating in Egypt and one in each of Israel, Kuwait and Senegal. All of these stores are operated by franchise partners.

2d) Other EMEAI. As of December 31, 2022, 40 stores were operating in the remaining part of EMEAI: 30 were under the Natuzzi Italia name (four in each of Czech Republic, Russia and Turkey, three in Ukraine, two in each of Bosnia and Uzbekistan, and one in each of Azerbaijan, Croatia, Cyprus, Greece, Hungary, Malta, Poland, Romania, Serbia, Slovakia and Slovenia). As of the same date, there were 10 Natuzzi Editions of which three in the Czech Republic, two in each of the Croatia and Slovakia, and one in each of Poland, Romania and Serbia.

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

3. Asia-Pacific Region

In 2022, net sales of leather and fabric-upholstered furniture and beds as well as home furnishings in the Asia-Pacific region were €86.6 million, up 19.6% compared to 2021, and the number of seats sold decreased by 1.9%, to 144,256 in 2022. In 2022, Natuzzi branded sales increased by 19.6% to €83.5 million, and unbranded sales increased by 19.2% to €3.1 million compared to 2021, despite the lockdown measures in place in China in the first part of 2022.

The general strategy for the Natuzzi brand is to further expand the store network throughout the region, with a strong emphasis on the Chinese market.

The Group’s commercial part of the business throughout the Asia-Pacific region was run by Natuzzi Trading (Shanghai) Co., Ltd. until July 27, 2018. On that date, the Company announced the completion of the transactions (the “Closing”) contemplated by the joint venture agreement, signed in March 2018, between the Company and Kuka Furniture (Ningbo) co., Ltd. (“Kuka”). As a result of the Closing, the Company’s wholly-owned Chinese subsidiary, Natuzzi Trading (Shanghai) Co., Ltd. (“Trading Co.”) became a joint venture in which each of the Company and Kuka owns, as of the date of this Annual Report, a 49% and a 51% stake, respectively. See Note 11 to the Consolidated Financial Statements.

This joint venture is aimed at expanding the Company’s retail network in Mainland China, Hong Kong and Macau (the “Territory”). Trading Co. will distribute the Natuzzi Italia and Natuzzi Editions branded products through a network of single-brand directly operated stores and franchise stores in the Territory, as well as through online stores.

In April 2021, the Company announced that it had entered into a preliminary and non-binding agreement (the “Preliminary Agreement”) with Truong Thanh Furniture Corporation (“TTF”), a company incorporated under the laws of the Republic of Vietnam and which engages in production and distribution of furniture, to form a partnership aimed at strengthening the Natuzzi Group’s operations in the APAC region excluding Greater China (the “Rest of the APAC Territory”). Under the Preliminary Agreement, TTF intended to acquire up to a 20% stake in Natuzzi Singapore PTE. LTD (“Natuzzi Singapore”), which was incorporated by the Company in the Republic of Singapore in April 2020 and became operating in 2021. Natuzzi Singapore engages in sales and distribution of furniture and upholstery products under the trademarks of the Group in the Rest of the APAC Territory. At the time of the Preliminary Agreement, Natuzzi Singapore was 93% controlled by Natuzzi S.p.A., while the remaining 7% stake was owned by Mr. Richard Tan, the head of Natuzzi industrial operations in Asia since their inception in 2001, as well as a minority shareholder of one of the Group’s subsidiaries in China. In March 2022, TTF obtained all applicable authorizations by the relevant Vietnamese authorities and acquired a 20% stake in Natuzzi Singapore, for a total cash consideration of $5.4 million (equivalent to €4.9 million) to Natuzzi Singapore. As a result of the above transaction, Natuzzi S.p.A. TTF and the other minority shareholder, Mr. Richard Tan, own 74.4%, 20.0% and 5.6% of the share capital of Natuzzi Singapore, respectively. In addition, Natuzzi S.p.A. maintains the majority of the board members of Natuzzi Singapore.

As of December 31, 2022, 120 Natuzzi Italia franchise stores were operating in the Asia-Pacific market: 99 in China, six in Taiwan, four in each of Australia and South Korea, two in each of Hong Kong and Indonesia, and one in each of Philippines, Thailand and Vietnam. In addition, as of the same date, the Group had 283 franchise Natuzzi Editions stores, of which 277 located in China, two in Thailand, and one in each of Hong Kong, South Korea, Malaysia and Vietnam. In addition, in 2022, there two Natuzzi Editions stores directly operated by the Group in Australia. Following the completion of this joint venture in China, the 11 Natuzzi Editions directly operated stores were transferred to Trading Co. The Group also maintains galleries in the Asia-Pacific region under the Natuzzi Italia and Natuzzi Editions.

Customer Credit Management

The Group maintains an active credit management program. The Group evaluates the creditworthiness of its customers on a case-by-case basis according to each customer’s credit history and information available to the Group. Throughout the world, the Group utilizes “open terms” in 64% of its sales and obtains credit insurance for about 84% of this amount; about 8% of the Group’s sales are commonly made to customers on a “cash against documents” and “cash on delivery” basis; lastly, about 28% of the Group’s sales are supported by a “letter of credit” or “payment in advance and at sight”. See Note 30(C) to the Consolidated Financial Statements. In July 2020, the Company renewed the Securitization Facility with the Assignee for an additional 5-year period. Originally entered into in July 2015, the Securitization Facility allows the Company to assign trade receivables to the Assignee for a maximum amount of €40.0 million, on a revolving basis, retaining substantially all of the risks and rewards (“pro-solvendo”) in the assigned trade receivables, in exchange for short-term credit, thereby continuing to provide the Company with an important and stable source of liquidity. Notably, under the Securitization Facility, the Company is entitled to assign a wide range of trade receivables, thus adding flexibility to the Company’s funding capacity.

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

In September 2015, the Company presented to the Italian Ministry of Economic Development (Ministero dello Sviluppo Economico, the “Ministry”) a €49.7 million investment program for industrial development consisting of six programs, including a research and development program and the upgrade of its Italian facilities located in the regions of Puglia and Basilicata. In 2015, the Company formally requested that the grant from the Ministry be €37.3 million from public incentives. On September 23, 2015, the Company entered into a formal agreement (the “Development Contract”) with the Ministry and the governments of Puglia and Basilicata reflecting this investment. On January 23, 2017, following its review of such program, the Ministry reduced the amount of investments from €49.7 million to €37.8 million, according to the following allocation: €27.6 million to upgrade the Italian plants located in Puglia and Basilicata and €10.2 million for innovation, research and development expenses. Consequently, grants from public incentives were reduced from €37.3 million to €26.9 million (€11.0 million as a capital grant and €15.9 as subsidized loan). The Company began the planned investment activity in 2016. Specifically, it invested €5.0 million in 2016 and €2.0 million in 2017. In January 2018, the Ministry issued a decree for the Company to sign. Following the unfavorable judgement by the Labor Court of Bari, which required the Company to re-employ 166 workers, the Company decided not to sign the decree because it considered that the conditions set out in the decree, including the obligation not to fire workers for a 10-year period, were too onerous. On March 5, 2019, the Company presented to the Ministry of Economic Development an updated document concerning the Development Contract. In July 2019, the Ministry issued a decree which valued the Company’s investment program at €45.7 million, of which €33.9 million considered eligible for public incentives, and granted the Company: (i) a €4.3 million capital grant and a €12.7 million subsidized loan for the upgrade of the Italian facilities in Puglia and Basilicata and (ii) a €5.9 million capital grant and a €1.2 million subsidized loan for innovation, research and development expenses, for a total of €24.1 million in grants from public incentives. In December 2019, the Company received €7.2 million from the Ministry, equivalent to 30% of the total grants, of which €3.0 million as a capital grant and €4.2 million as a subsidized loan. By signing the decree, the Company undertook to carry out the research and development program and the upgrade of the Italian facilities in Puglia and Basilicata by December 31, 2020. On July 31, 2020, the Company presented a first set of the expenditure documentation relating to such investment program. Following the COVID-19 outbreak, the Company requested an extension of the deadline to March 31, 2022 to complete the investments under the program.

In March 2022, the Company presented to the Ministry a revised program with a new set of investments aimed at improving the flexibility of the industrial processes in its Italian plants located in the regions of Puglia and Basilicata, through the introduction of the “4.0” technologies together with a new workflow organization based on “cellular manufacturing”. According to such revised program, the total amount of investments is €34.4 million, of which €25.3 million is for the upgrade of the Italian plants in Puglia and Basilicata and €9.1 million for innovation, research and development expenses. The amount in grants from public incentives has not changed (i.e., €24.1 million, of which €7.2 million already received in December 2019). In March 2023, the Ministry issued the approval decree providing for a total investment amount of €31.3 million, of which €23.6 million for the upgrade of the Italian plants in Puglia and Basilicata and €7.7 million for innovation, research and development expenses. The amount in grants from public incentives was about 70% of the €31.3 million investment amount, and the Ministry granted the Company a €8.7 million capital grant and €13.6 million subsidized loan. The Company has requested and obtained from the Ministry an extension of the deadline to December 31, 2023 to complete the investments under the program.

Since 2019 and up to the date of this Annual Report, the Company has not received any further grant from the Ministry.

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

Trademarks and Patents

The Group’s products are sold mainly under the Natuzzi Italia® and Natuzzi Editions® trademarks. These trademarks and certain other trademarks, such as Divani&Divani by Natuzzi® and Natuzzi Re-vive®, have been registered in all jurisdictions in which the Group has a commercial interest, such as Italy, the EU and elsewhere. To protect its investments in new product development, the

Group has also undertaken the practice of registering certain new designs in most of the countries in which such designs are sold. As of the date of this Annual Report, the Group has approximately 650 certificates of design registrations referring to single and multiple applications for a total of 1,200 models (the same model may be registered in more than one country and/or jurisdiction, resulting in about 13,500 registrations related to 1,200 models in several countries) and three patents (registered and pending).

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

Description of Properties

The location, approximate size and function of the principal physical properties used by the Group as of March 31, 2023 are set forth below:

Country	Location	Size (approximate square meters)	Function	Production Capacity per day	Unit of Measure
Italy	Santeramo in Colle (BA)	28,000	Headquarters, prototyping, showroom (owned)	N.A.	N.A.
Italy	Santeramo in Colle (BA)	2,000	Experimental laboratory: leather cutting, sewing, assembling wooden parts for frames, product assembly (owned)	100	Seats
Italy	Santeramo in Colle, Jesce (BA)	28,000	Sewing and product assembly (owned)	800	Seats
Italy	Matera La Martella	38,000	General warehouse of sofas and accessory furnishing (owned)	N.A.	N.A.
Italy	Matera, Jesce	12,500	Leather cutting, sewing, assembling wooden parts for frame, product assembly (owned)	350	Seats
Italy	Graviscella	8,000	Leather cutting, sewing, assembling wooden parts for frame, product assembly (owned)	250	Seats
Italy	Laterza (TA)	12,000	Leather and fabrics warehouse, leather and fabrics cutting, (owned)	N.A.	N.A.
Italy	Laterza (TA)	10,500	Sewing, assembling wooden parts for frames, product assembly (owned)	500	Seats
Italy	Laterza (TA)	19,000	Semi-finished products and accessories warehouse (owned)	N.A.	N.A.
Italy	Pozzuolo del Friuli (UD)	21,000	Leather dyeing and finishing (owned)	11,000	Square Meters
U.S.A.	High Point, North Carolina	10,000	Office and showroom for Natuzzi Americas (owned)	N.A.	N.A.
Romania	Baia Mare	75,600	Leather cutting, product assembly, manufacturing of wooden frames, polyurethane foam shaping, fiberfill production and wood and wooden product manufacturing (owned)	1,300	Seats
China	Shanghai	38,000	Leather cutting, sewing and product assembly, manufacturing of wooden frames, polyurethane foam shaping, fiberfill production (leased)	1,200	Seats
China	Quanjiao County – Anhui province	3,900	Sewing and product assembly, manufacturing of wooden frames, polyurethane foam shaping, fiberfill production (leased)	170	Seats
Brazil	Salvador de Bahia – Bahia	28,700	Leather cutting, sewing and product assembly, manufacturing of wooden frames, polyurethane foam shaping, fiberfill production (owned)	195	Seats

The Group believes that its production facilities are suitable for its production needs and are well maintained.

Capital Expenditures

The following table sets forth the Group’s capital expenditures for the three-year period ended December 31, 2022:

	Year ending December 31,
	(millions of Euro)
	2022	2021	2020
Land and plants	1.2	1.1	0.4
Equipment	8.3	5.9	2.2
Intangible assets	1.2	1.5	0.8
Total	10.7	8.5	3.4

Capital expenditures in the last three years have been made primarily to make improvements in property, plant and equipment, to expand our retail network and to develop our e-commerce, the “Natuzzi customer experience” configurator and our 3D digital platform. In 2022, capital expenditures were primarily made to make improvements to the Group’s existing industrial and retail facilities, in particular in the U.S. and Italy (see Notes 8 and 10 to the Consolidated Financial Statements).

As of March 31, 2023, the Company spent €1.6 million on capital expenditures since January 1, 2023. The Group expects that capital expenditures in 2023 will be around €18.2 million mainly related to the upgrade of the Italian factories and the expansion of our retail network. Capital expenditures in 2023 are expected to be financed mainly through long-term borrowings and cash flow generated by operations. For information on potential impacts of the COVID-19 pandemic and the conflict in Ukraine on our capital expenditures plans, see “Item 3. Key Information—Risk Factors—Uncertain global macro-economic and political conditions could materially adversely affect our business, operations and economic and financial position.”

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the Group’s results of operations, liquidity and capital resources is based on information derived from the audited Consolidated Financial Statements and the notes thereto included in Item 18 of this Annual Report. These financial statements have been prepared in accordance with IFRS and are included in Item 18 of this Annual Report. All information that is not historical in nature and disclosed under “Item 5. Operating and Financial Review and Prospects” is deemed to be a forward-looking statement. See “Forward-Looking Information.”

The consolidated financial statements of Natuzzi S.p.A. as at and for the years ended December 31, 2022 and 2021 have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), including interpretations issued by the IFRS Interpretations Committee (“IFRS IC”) applicable to companies reporting under IFRS.

Non-GAAP Financial Measures

We monitor and evaluate our operating and financial performance using several non-GAAP financial measures including: Adjusted EBITDA, Adjusted EBITDA margin and Net Financial Position.

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

The following tables show the reconciliation of Adjusted EBITDA to profit or loss for the years ended December 31, 2022, 2021 and 2020 (amounts in thousands of euro).

	2022	2021	2020
Profit/(loss) for the year	1,288	4,385	(24,906)
Income tax expense	2,273	4,389	4,341
Profit/(loss) before tax	3,561	8,774	(20,565)
Adjustments for:
- Addition (subtraction) of net finance income/(costs)	5,245	(331)	11,415
- Addition (subtraction) of share of profit/(loss) equity-method inv.	(356)	(3,561)	(1,455)
- Addition of depreciation	20,619	20,281	23,258
- Addition of amortisation	1,031	1,090	907
- Subtraction of government grants only related to PPE	(1,473)	(1,306)	(1,241)
Adjusted EBITDA	28,627	24,947	12,319

In applying IFRS 16, in relation to the leases that were classified as operating leases, the Group recognises depreciation and interest costs, instead of operating lease expense. In relation to those leases, the Group recognised €11.8 million of depreciation charges and €2.9 million of additional interest costs from leases in 2022 (€11.7 million and €2.6 million, respectively, in 2021; €13.4 million and €2.6 million, respectively, in 2020).

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

As of December 31, 2022, 2021 and 2020 our Net Financial Position was as reported in the following tables (amounts in thousands of euro):

	31/12/2022	31/12/2021	31/12/2020
Cash and cash equivalents	54,475	53,472	48,187
Bank overdrafts and short-term borrowings	(29,254)	(36,147)	(30,812)
Current portion of long-term borrowings	(5,806)	(3,862)	(7,124)
Non-current portion of long-term borrowings	(11,483)	(13,577)	(9,302)
Net Financial Position before lease liabilities, positive (negative)	7,932	(114)	949
Current portion of lease liabilities	(10,825)	(10,546)	(10,456)
Non-current portion of lease liabilities	(41,024)	(46,592)	(43,137)
Net Financial Position	(43,917)	(57,252)	(52,644)
We believe our Net Financial Position provides useful information for investors because it gives evidence of our consolidated position either in terms of net indebtedness or net cash by measuring our capital resources based on cash and cash equivalents and the total level of our financial indebtedness.

Results of Operations

Summary — In 2022, our results of operations were characterized by increased revenue and improved operating results, despite continued supply chain complications during the first months of 2022, the lockdown in China following a resurgence of COVID-19 cases, which prompted local authorities to implement strict containment measures, and the increase in the cost of raw materials, semi-finished goods and energy following the war in Ukraine. In response to this inflationary environment, the Company implemented sequential price-list adjustments, to protect the margins of its operations.

Our operations in China were limited by the strict lockdown measures imposed by local authorities for most of the second quarter of 2022 in response to the resurgence of the COVID-19 pandemic in some regions, including Shanghai, where our factory is located. This factory produces Natuzzi Editions products mainly for the APAC and North America regions. The impact in terms of lost production can be estimated at about €15 million for the second quarter, as the factory was completely closed from March 28, 2022 to May 3, 2022, when it resumed its operations at 20% of its capacity. Only at the beginning of June 2022 most of the workforce of Natuzzi China was allowed to return to work. Further, 18 points of sales in China were closed from the end of March through the end of May. Additionally, store traffic in China declined as customers shop less frequently to minimize potential exposure to the COVID-19 pandemic. See “Item 3. Key Information—Risk Factors— Uncertain global macro-economic and political conditions could materially adversely affect our business, operations and economic and financial position.” and “Item 3. Key Information—Risk Factors—The COVID-19 pandemic has had, and may continue to have, an adverse impact on our business, results of operations and financial condition.”

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

In the last few years, the Group has started a thorough reorganization process covering its industrial, sales and service operations.

The following table sets forth selected financial highlights of the Group for the years ended December 31, 2022, 2021 and 2020.

	2022	2021	2020
	(millions of euro, except for percentages)
Consolidated Statement of Profit or Loss Data:
Revenue	468.5	427.4	328.3
YoY % change in Revenue	9.6%	30.2%	-15.1%

Branded sales on main business*	89.4%	87.2%	85.4%
* Sales of upholstered and other home furnishings products

Gross Profit	164.3	153.8	103.2
Gross Margin	35.1%	36.0%	31.4%

Operating Profit/(Loss)	8.5	4.9	(10.6)
Operating Margin	1.8%	1.1%	-3.2%

Adjusted EBITDA	28.6	24.9	12.3
Adjusted EBITDA margin	6.1%	5.8%	3.8%

Group’s Cash and cash equivalents (as at Dec. 31)	54.5	53.5	48.2

For a description of how Adjusted EBITDA is computed, see “—Non-GAAP Financial Measures” above. Adjusted EBITDA margin is calculated as the ratio between Adjusted EBITDA and Revenue.

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

2022 Compared to 2021

The Consolidated Financial Statements have been prepared on a going concern basis, which assumes that the Group will be reasonably able to meet its obligations as they fall due within one year from the date of the approval of these consolidated financial statements. The Board of Directors reasonably expects that management’s plans, together with the cash equivalents, order flow and unused credit facilities as of December 31, 2022, will be sufficient to enable the Group to meet its obligations. As of December 31, 2022, the Group’s cash and cash equivalents amounted to €54.5 million (€53.5 as of December 31, 2021), while the unused portion of the credit facilities available to the Group (for further details, see Note 25 to the Consolidated Financial Statements) amounted to €24.3 million (€14.9 million as of December 31, 2021).

Revenue for 2022, including sales of leather and fabric-upholstered furniture, home furnishings accessories and other sales (mainly sales of leather and other raw materials sold to third parties), were €468.5 million, up 9.6% from €427.4 million in 2021. This increase was mainly due to a robust demand for our products during the first months of 2022, a reduction in the order backlog accumulated in the last part of 2021 and price list adjustments made in response to the inflationary environment, partially offset by the negative effects of the geopolitical instability resulting from the ongoing conflict in Ukraine, increased inflation and interest rates that affected consumer spending power and the housing market, as well as the closure of our factory in Shanghai and of some of our stores in China from the end of March through the end of May 2022 due to the COVID-19 pandemic.

Sales of upholstery furniture and home furnishing accessories (“main business”) were €453.2 million, up 9.5% compared to 2021, as a result of a 12.3% increase in sales in the Natuzzi branded products (Natuzzi Italia, Natuzzi Editions and Divani&Divani by Natuzzi) and a 9.0% decrease in sales in the unbranded products.

Other sales (sales of polyurethane foam and other raw materials to third parties) were €15.2 million in 2022, compared to €13.6 million in 2021.

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

In 2022, Natuzzi’s branded invoiced sales amounted to €405.1 million, an increase of 12.3% compared to 2021. In 2022, invoiced branded sales represented 89.4% of our main business, compared to 87.2% in 2021. The following is the contribution of each brand to 2022 invoiced sales:

•
Natuzzi Italia invoiced sales amounted to €191.6 million, an increase of 22.1% compared to 2021;
•
Natuzzi Editions invoiced sales (including sales from “Divani&Divani by Natuzzi” in Italy) amounted to €213.5 million, an increase of 4.7% compared to 2021.

A2. Unbranded business.

Invoiced sales from our unbranded business amounted to €48.1 million, a decrease of 9.0% compared to 2021. The Group’s strategy is to focus on fewer selected large accounts and serve them with a more efficient go-to-market model.

In 2022, unbranded sales, particularly from the Americas, were affected by the lockdown measures in Shanghai and some other districts in China, resulting in lower deliveries of Natuzzi Editions and unbranded products manufactured in China to the North American market for most of the second quarter of 2022. Since June 2022, our industrial operations in China have resumed at a normal pace.

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

B. Distribution

As of December 31, 2022, the Group distributes its branded collections in 105 countries through 1,211 points of sales, of which 52 DOS, 11 concessions directly operated by the Group, two DOS in the U.S. managed in joint venture with a local partner, in addition to 649 franchise mono-brand Natuzzi stores and 497 Natuzzi galleries operated by third parties. See “Item 4. Information on the Company—Markets” for further information regarding our distribution network.

In 2022, sales generated by the points of sales directly operated by the Group (DOS and concessions) were €82.1 million, up 20.1% compared to 2021, mainly as a result of the positive performance of our DOS located in the U.S. and the UK.

In 2022, invoiced sales from franchise mono-brand Natuzzi stores amounted to €187.8 million, an increase of 38.8% compared to 2021.

In 2022, we added 52 new mono-brand stores, including 39 located in China, three in Italy and two in the U.S.

The weight of the invoiced sales generated by the retail network (DOS and FOS) on total upholstered and home furnishings revenue in 2022 was 59.5% compared to 49.2% in 2021.

The Group also sells its products through the wholesale channel, consisting primarily of Natuzzi-branded galleries in multi-brand stores as well as mass distributors selling unbranded products. In 2022, invoiced sales from the wholesale channel amounted to €183.4 million, a decrease of 12.7% compared to 2021, mainly attributable to lower sales from our large distributors in North America, as they focused on reducing their stock, thus postponing orders for new products and, in addition to the difficult economic conditions in Europe, where consumers were mainly affected by a reduced spending power as a consequence of increased inflation.

Cost of Sales in 2022 was €304.2 million (or 64.9% as a percentage of revenue), as compared to €273.6 million (or 64.0% of revenue) in 2021.

The increase in the cost of sales in 2022 was mainly due to the increase in costs of raw materials and energy prices resulting from the ongoing conflict in Ukraine.

In 2022 and 2021, the Group continued to implement its program aimed at reducing its redundant workforce. See “Item 3. Key Information—Risk Factors—We have redundant workers at our Italian operations, which remains an unresolved issue, and have benefited in 2022 and in previous years from temporary work force reduction programs; if we continue to be unable to reduce our redundant workers and/or if such temporary work force reduction programs are not continued, our business, results of operations and liquidity may continue to be impacted or may be impacted at a greater extent”.

In 2022, the Group accounted for labor-related costs of €4.7 million, of which €2.2 million for its incentive program to reduce the redundant workforce at the Italian plants and €2.5 million for the accrual made for legal proceedings risks.

In 2021, the Group accounted for labor-related costs of €1.6 million, of which €0.8 million for its incentive program to reduce the redundant workforce at the Italian plants and €0.8 million for the accrual made for legal proceedings risks.

Gross Profit. During 2022, the Group’s consolidated gross profit was €164.3 million, or 35.1% of revenue, compared to €153.8 million in 2021, or 36.0% of revenue. The decrease in gross profit as a percentage of revenue (“gross margin”) was mainly due to the increase in raw material and energy costs described above, partially offset by a better brand mix (i.e., higher sales of Natuzzi branded products compared to lower-margin unbranded sales) and higher operating leverage from increased revenue. Gross margin also benefited from the adoption of price increases from the second half of 2021 through 2022 to mitigate the inflationary environment and protect the overall marginality of the Group’s operations. However, as there is generally a lag between the time a written order is confirmed and the time it is programmed, manufactured and then delivered to the end customer, our price-list adjustments did not take effect until the second half of 2022, when written orders received began to convert to invoiced sales on average. See “Item 3. Key Information—Risk Factors—The price of the raw materials we use is difficult to predict and material increases to such prices and our energy production costs have had, and may continue to have, a material adverse effect on our results of operations.”

Selling expenses, administrative expenses, impairment on trade receivables and other income/expenses in 2022 were €155.9 million (or 33.3% on revenue) compared to €148.9 million (or 34.8% on revenue) in 2021.

In 2022, selling expenses as a percentage of revenue decreased to 26.7% from 28.5% in 2021, mainly due to a reduction in shipping and handling costs, which, when expressed as a percentage of revenue, decreased from 12.8% in 2021 to 11.9% in 2022, as carriage tariffs, especially for the Far East – North America routes, started to decrease after the surge experienced in 2021 and at the beginning of 2022.

Furthermore, in 2022 selling expenses decreased by €2.7 million in connection with lower customs duties applied to fewer products manufactured in China and delivered to the U.S., as well as to fewer products manufactured in China and Vietnam and delivered to Canada.

In 2022 and 2021, the Group benefitted from the adoption of temporary COVID-19 rent concessions and COVID-19 grants obtained from certain governments. Specifically, the Group recognised rent concessions of €0.6 million as a reduction of the selling expenses for the year ended December 31, 2022 (€1.5 million recognized in 2021), and received no COVID-19 grants from certain governments (€0.3 million in 2021).

In 2022, the Group accounted for labor-related costs of €0.4 million for its incentive program to reduce the redundant workforce at the Italian headquarters.

In 2022, the Group accrued €1.0 million within administrative expenses for a contingency related to a legal dispute over land on which part of the Group’s Brazilian plant is located.

In 2022, the Company also accounted for an accrual of €1.0 million for higher labor cost, within selling and administrative expenses, based on an independent qualified third-party estimation of the fair value of the equity instruments granted under the stock option approved in July 2022 by the Company’s Board of Directors (the “SOP”).

In 2022, the Group accrued €0.3 million on trade receivables, compared to €0.1 million in 2021. See Note 30 to the Consolidated Financial Statements.

Selling expenses for 2022 also include impairment losses for non-financial assets related to some of our retail operations in Europe for a total amount of €0.9 million (compared to a total impairment of €1.2 million in 2021). The recoverable amount of these cash generating units (CGUs) was based on their value in use, determined by discounting the future cash flows to be generated from the continuing use of these CGUs. The carrying amount of such CGUs was determined to be higher than its recoverable amount and an impairment loss of €0.9 million was recognised in profit or loss for the year ended December 31, 2022.

For further details, see Notes 34 and 35 to the Consolidated Financial Statements.

Operating Result. The Group reported an operating profit of €8.5 million in 2022 compared to an operating profit of €4.9 million in 2021 due to the factors described above. In 2022, the Group did not benefit from any salary and wage subsidy programs adopted by the Italian government in response to the COVID-19 pandemic. Such benefits amounted to approximately to €7.0 million for the year ended December 31, 2021, and were recorded as a reduction in the labor costs included in the cost of sales, selling expenses and administrative expenses.

Net finance income/(costs). The Group had net finance costs of €5.2 million in 2022 as compared to net finance income of €0.3 million in 2021, mainly due to higher interest rates. Net finance costs of 2022 include:

—
finance income of €0.9 million (€0.2 million in 2021);
—
finance costs of €8.5 million (€6.8 million in 2021);
—
net exchange rate gains of €2.4 million (net exchange rate gain of €1.9 million in 2021); and
—
gain from disposal and loss of control of a subsidiary equal to nil in 2022 compared to a gain of €5.0 million in 2021. See Note 7 to the Consolidated Financial Statements.

The Group recorded net exchange rate gains of €2.4 million in 2022, as compared to net exchange rate gains of €1.9 million in 2021. The net exchange rate gains in 2022 primarily reflected the following factors:

—
net realized losses of €1.7 million in 2022 (compared to net realized losses of €1.4 million in 2021) on domestic currency swaps due to the difference between the forward rates of the domestic currency swaps and the spot rates at which the domestic currency swaps were closed (the Group uses forward rate contracts to hedge its price risks against unfavorable exchange rate variations);
—
net realized gains of €0.5 million in 2022 (compared to net realized gains of €4.6 million in 2021), resulting from the difference between invoice exchange rates and collection/payment exchange rates;
—
net unrealized gains of €1.5 million in 2022 (compared to net unrealized losses of €0.5 million in 2021), resulting from the mark-to-market evaluation of domestic currency swaps;
—
net unrealized gains of €2.3 million in 2022 (compared to net unrealized losses of €0.1 million in 2021) on trade receivables and payables; and
—
net unrealized losses of €0.2 million in 2022 (compared to net unrealized losses of €0.7 million in 2021), from the translation of non-monetary assets for the Company’s Romanian subsidiary adopting Euro as its functional currency.

The Group does not use hedge accounting and records all fair value changes of its domestic currency swaps in its statement of profit or loss.

Profit/(loss) before tax and income tax expense. In 2022, the Group reported a profit before tax of €3.6 million and income tax expense of €2.3 million (for a tax rate of 63.8%), compared to a profit before tax of €8.8 million and income tax expense of €4.4 million in 2021. For additional information about the Group’s income tax expense, see Note 38 to the Consolidated Financial Statements.

Profit/(loss) for the year. As a result of the above-mentioned factors, the Group reported a profit of €1.3 million in 2022, as compared to a profit of €4.4 million in 2021. On a per-ordinary share basis, the Group had a loss of €0.01 in 2022, as compared to a profit of €0.07 in 2021 (see Note 39 to the Consolidated Financial Statements).

2021 Compared to 2020

Please refer to the Company’s annual report on Form 20-F filed with the SEC on May 2, 2022.

Liquidity and Capital Resources

Our business has relied on cash flows from operations as well as borrowings under our credit facilities as our primary sources of liquidity. Our liquidity may be adversely affected by uncertain global macro-economic and political conditions and the continuing spread of COVID-19 as well as the ongoing conflict in Ukraine. See “Item 3. Key Information—Risk Factors—Uncertain global macro-economic and political conditions could materially adversely affect our business, operations and economic and financial position ”, “Item 3. Key Information—Risk Factors—The COVID-19 pandemic has had, and may continue to have, an adverse impact on our business, results of operations and financial condition” and “Item 3. Key Information—Risk Factors—The price of the raw materials we use is difficult to predict and material increases to such prices and our energy production costs have had, and may continue to have, a material adverse effect on our results of operations”.

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

In 2022, the Group reported an operating profit of €8.5 million, compared to an operating profit of €4.9 million in 2021.

As of December 31, 2022, the Group’s cash and cash equivalents amounted to €54.5 million, its long-term borrowings amounted to €17.3 million, including the current portion of €5.8 million, and its bank overdrafts and short-term borrowings amounted to €29.3 million. Furthermore, as of December 31, 2022, the unused portion of credit facilities available to the Group, for which no commitment fees are due, amounts to €24.3 million. Such unused portion is related to a non-recourse factoring agreement for export-related trade receivables (€21.3 million), borrowings to be secured with trade receivables (€0.7 million) and bank overdrafts (€2.3 million). See Note 25 to the Consolidated Financial Statements.

As of December 31, 2022, the Group’s Net Financial Position was negative at €43.9 million, compared to a negative net financial position of €57.2 million at the end of 2021. See Notes 17, 19, 20 and 25 to the Consolidated Financial Statements.

Although we had €54.5 million in cash and cash equivalents as at December 31, 2022, €15.4 million of this amount is located at our Chinese subsidiaries. If management intends to move this cash from China by way of a dividend distribution, a withholding tax of 10% and the income taxes in Italy (equal to 24.0% on 5% of the dividends distributed) would have to be paid.

The Group’s management continues to apply and improve the stricter procedures introduced for some years to manage liquidity and working capital balances, to generate sufficient operating cash flows to meet its obligations as they fall due. The Group aims to maintain the level of its cash and cash equivalents at an amount in excess of expected cash outflows for financial liabilities over the next 60 days. The Group also monitors the level of expected cash inflows from trade and other receivables together with expected cash outflows for trade and other payables

Cash Flows — The Group’s cash and cash equivalents, net of bank overdraft, were €52.7 million as of December 31, 2022 compared to €52.2 million as of December 31, 2021. The most significant changes in the Group’s cash flows between 2022 and 2021 are described below.

In 2022, net cash provided by operating activities was €18.7 million (in 2021, €0.5 million of net cash provided by operations) as a result of:

•
a profit for the period of €1.3 million;
•
adjustments for non-monetary items of €27.3 million, of which depreciation and amortization of €21.7 million;
•
nil from changes in working capital, as a result of €10.1 million provided by lower inventory and €1.2 million used for higher trade and other receivables, partially offset by €7.7 million of lower trade and other payables. In addition, during 2022, the Group used less than €0.1 million of cash to pay one-time termination benefits and €0.5 million of cash in connection with the employees’ leaving entitlement;
•
interest and taxes paid of €9.9 million.

During 2022, €4.7 million of cash was used by investing activities, as a result of (€9.0) million of cash invested in net capital expenditures, (€0.5) million as capital contribution in the joint venture Natuzzi Texas LLC to open Natuzzi stores, partially offset by €3.7 million as dividends received from our JV in China in addition to €1.1 million of cash collected in connection with the completion of the sale of a former Company’s subsidiary.

Cash used in financing activities in 2022 was €13.5 million (compared to €2.0 million of cash used in financing activities in 2021), due to the repayment of long-term borrowing for €4.5 million, €7.4 million for short-term borrowing repayment and €10.0 million for lease repayment, partially offset by €4.0 million provided by a long-term loan made available by the Italian government as part of the COVID-19 measures to support businesses, €4.9 million as a capital contribution by the Vietnamese partner who acquired a 20% stake in Natuzzi Singapore, and €0.6 million as dividends distribution paid in favor of non-controlling interests. See Note 2 to the Consolidated Financial Statements.

As a result, as of December 31, 2022, cash and cash equivalents in the statement of cash flows was €52.7 million, compared to €52.2 million as of December 31, 2021.

As of December 31, 2022, the Group’s long-term contractual cash obligations and commercial commitments (whose amounts are gross and undiscounted and include contractual interest payments) amounted to €109.1 million, of which €49.3 million comes due in 2023.

In particular, as of December 31, 2022, gross and undiscounted amount related to the Group’s Bank overdrafts and borrowings, amounted to €47.8 million, of which €35.8 million comes due in 2023. The Group’s undiscounted value of total bank debt represented 54.4% of equity attributable to the owners of the Company as of December 31, 2022 (67.6% as of December 31, 2021). See Note 30 to the Consolidated Financial Statements.

Furthermore, as of December 31, 2022, gross and undiscounted amount related to the Group’s lease liabilities amounted to €61.3 million, of which €13.4 million comes due in 2023. The Group’s undiscounted value of lease liabilities represented 69.9% of equity attributable to the owners of the Company as of December 31, 2022 (80.0% as of December 31, 2021). See Notes 20 and 30 to the Consolidated Financial Statements.

See “Contractual Obligations and Commitments” below.

The Group’s discounted value of long-term borrowings represented 19.7% of equity attributable to the owners of the Company as of December 31, 2022 (21.2% as of December 31, 2021) (see Note 19 to the Consolidated Financial Statements). During 2022, the Company made all installment payments related to its long-term-borrowings.

See also “Item 3. Key Information—Risk Factors—Uncertain global macro-economic and political conditions could materially adversely affect our business, operations and economic and financial position”, Item 3. Key Information—Risk Factors—The price of the raw materials we use is difficult to predict and material increases to such prices and our energy production costs have had, and may continue to have, a material adverse effect on our results of operations” and “Item 3. Key Information—Risk Factors—The COVID-19 pandemic has had, and may continue to have, an adverse impact on our business, results of operations and financial condition”, for a discussion of the impact of the COVID-19 pandemic, supply chain disruptions, increases in the price of raw materials and energy costs and the ongoing conflict in Ukraine on our capital expenditures.

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

As of December 31, 2022, the undiscounted Group’s long-term borrowings consisted of €18.5 million (including €6.6 million of the current portion of such debt) and its short-term borrowings consisted of €29.3 million outstanding under its existing lines of credit, comprised entirely of bank overdrafts and short-term borrowings. The undiscounted lease liabilities amounted to €61.3 million (including €13.4 million as current portion).

The Group maintains cash and cash equivalents in the currencies in which it conducts its operations, principally Euros, Chinese Yuan, U.S. dollars, New Romanian Leu, British pounds and Canadian dollars.

The following table sets forth the contractual obligations and commercial commitments of the Group as of December 31, 2022 (the amounts are gross and undiscounted and include contractual interest payments):

	Payments Due by Period (thousands of euro)
Contractual Obligations	Total	Less than 1 year	1-2 years	2-5 years	After 5 years
Long-term borrowings	18,523	6,592	4,124	5,534	2,273
Bank overdrafts and short-term borrowings	29,254	29,254	—	—	—
Total Debt	47,777	35,846	4,124	5,534	2,273
Leases liabilities (1)	61,340	13,404	10,190	24,926	12,820
Total Contractual Cash Obligations	109,117	49,250	14,314	30,460	15,093

(1)
Lease liabilities relate to the Group’s lease contracts for buildings of its retail stores, warehouses, factory facilities and vehicles. See Notes 9 and 20 of the Consolidated Financial Statements.

Under Italian law, the Company and its Italian subsidiaries are required to pay a termination indemnity to their employees when these cease their employment with the Company or the relevant subsidiary. Likewise, the Company and its Italian subsidiaries are required to pay an indemnity to their sales agents upon termination of the sales agent’s agreement. As of December 31, 2022, the Group accrued an aggregate employee’s leaving entitlement of €13.1 million. In addition, as of December 31, 2022, the Company accrued an aggregate sales agent termination indemnity of €0.7 million. See Notes 21 and 23 of the Consolidated Financial Statements. These amounts are not reflected in the tables above.

In addition, in light of the extraordinary challenges imposed by COVID-19 on the Group, on February 28, 2020, the Company’s majority shareholder entered into an agreement with it setting forth its undertaking, should the Company so request, to make advance payments of up to €15.0 million to satisfy the subscription price of a future rights issue. On February 28, 2020, the Company requested an initial payment of €2.5 million which it received on March 2, 2020. In December 2021, the Company’s management decided that the share capital increase will no longer take place. As the Company’s Board of Directors has not called a shareholders’ meeting to resolve upon the relevant share capital increase, the €2.5 million received from the Company’s majority shareholder will be reimbursed in September 2023. As at December 31, 2022, the amount of €2.5 million to be paid back to the majority shareholder has been included in the caption “Other payables” of the statement of financial position. See Note 27 to the Consolidated Financial Statements.

As at December 31, 2022, within the provision for legal claims, €7.2 million (€8.6 million as at December 31, 2021) refers to the probable contingent legal liability related to legal procedures initiated by 147 workers against the Company for the misapplication of the social security procedure called CIGS (Cassa Integrazione Guadagni Straordinaria). According to the CIGS procedure, the Company pays a reduced salary to the worker for a certain period of time based on formal agreements signed with the trade unions and other public social parties. In particular, these 147 workers are claiming in the legal procedures that the Company applied CIGS during the period from 2004 to 2016 without foreseeing any time rotation. In May 2017, the Company received from the Italian Supreme Court of Justice (“Corte di Cassazione”) an adverse verdict for the above litigation related to only two workers. Based on this unfavorable verdict, the Company, with the support of its legal counsel, has assessed that the liability for legal procedures initiated by all 147 workers is €7.2 million as of December 31, 2022. See Note 23 to the Consolidated Financial Statements.

The Group is involved in a number of claims (including tax claims) and legal actions arising in the ordinary course of business. As of December 31, 2022, the Group had accrued total provisions relating to these contingent liabilities in the amount of €8.7 million. See “Item 8. Financial Information—Legal and Governmental Proceedings” and Note 23 to the Consolidated Financial Statements.

Off-Balance Sheet Arrangements — As of December 31, 2022, neither Natuzzi S.p.A. nor any of its subsidiaries was a party to any off-balance sheet arrangements.

Research and Development

For a description of the Company’s research and development policies, see “Item 4. Information on the Company—Products” and “Item 4. Information on the Company—Innovation.” See also “Item 4. Information on the Company—Incentive Programs and Tax Benefits” for a description of certain government programs and policies related to our operations.

Trend information

The recovery of the global economy is subject to a number of factors, most of which remain uncertain.

Global economic activity remained moderated at the beginning of 2023, but near-term prospects have brightened, supported in particular by China’s economic reopening and still resilient labor markets across advanced economies, mainly in the service sector. Furthermore, the easing of supply constraints continues to support global activity.

While the economic reopening in China is expected to support global growth in 2023, world economic activity remains sluggish, with growth rates over the projection horizon still below historical averages. According to the European Central Bank economic bulletin, global real GDP growth is projected to be 3.0% in 2023, slightly below the growth rate of 3.3% estimated for 2022. A supportive factor behind this estimate is the improved outlook in China, with the pandemic-related disruptions seen at the turn of the year expected to pave the way for a faster recovery later in 2023, given that the Chinese economy will be less constrained by the risk of renewed lockdowns. In addition, global supply constraints have eased significantly and suppliers’ delivery times have shortened.

Price pressures in the global economy remain high, despite global consumer price index inflation has been declining since it peaked in summer 2022, owing to waning supply disruptions, falling energy prices and synchronized monetary policy tightening by central banks. However, strong labor markets and wage growth, especially in advanced economies, suggest that underlying inflationary pressures still persist.

Global oil prices have declined compared to 2022, and European gas prices have fallen sharply but remain well above levels before the Russia-Ukraine war. However, upside risks to gas prices remain, owing to the possibility of (i) Chinese demand for liquified natural gas imports being stronger than currently expected, and (ii) Russia cutting the remaining gas supplies to Europe later this year.

In the United States, economic activity is projected to slow in the first half of 2023, while disinflation is likely to be more gradual than expected. Recent indicators point to modest growth in consumer spending, despite tighter financial conditions over the past year. Moreover, housing sector activity continues to weaken, largely as a result of rising mortgage rates. Higher interest rates and slower output growth also appear to be weighing on business fixed investment. Looking ahead, the continuing slowdown in domestic demand points to weak growth in the first half of 2023, even with moderating inflation and strong labor markets. Despite this slower growth, the labor market remains very tight, with few signs of easing, and nominal wage growth is still high, supporting the view that inflation in the United States might be more persistent than anticipated. While the financial market tensions triggered by bank failures could further weigh on growth in the U.S. economy, their impact remains largely uncertain.

Although, in 2022 Euro area real GDP grew by 3.5% and by the end of the year was 2.4% above its pre-pandemic level, however, this outcome masked a significant slowdown in activity in the second half of 2022, reflecting the fading effect of factors that had supported the economy earlier in the year, notably the strong rebound in demand after the easing of COVID-19-related restrictions. In addition, soaring energy prices had a negative impact on spending and production. All private domestic demand components contracted amid declining real disposable income, lingering uncertainty and tighter financing conditions. The euro area economy is expected to start on a gradual recovery path in early 2023: more secure energy supplies, significantly lower energy prices, the easing of supply chain issues and government support should continue to provide some relief for households and industries in the coming quarters.

In the United Kingdom, economic activity is expected to remain weak in the first half of 2023. This, together with weak readings for short-term indicators, suggests that growth could turn negative again in the first quarter and that households continue to be faced with falling real wages and tighter financial conditions. In January annual headline CPI inflation declined to 10.1%, reflecting lower fuel prices, and core inflation showed the first signs of easing. However, given that the labor market remains tight and wages are increasing strongly, inflationary pressures are also expected to be more persistent in the UK economy, despite a weak growth performance.

Considering the uncertainties surrounding the developments of the war in Ukraine, in terms of its duration and intensity and the related inflationary pressure on raw materials and energy prices, and the related repercussions on household purchasing power, as well as the evolution of the COVID-19 pandemic, with particular reference to China but not limited to that country only, it is difficult to determine the likely extent of the economic and social effects of these factors on international markets and, consequently, on the Group’s results for the rest of the current year.

Total Group’s order flow through the first 15 weeks of 2023 — The robust trend of orders that characterized 2021 continued in the first three months of 2022. Since then, we have witnessed a concurring of negative geopolitical and macroeconomics events (including the war in Ukraine, hyperinflation and stock market volatility) that have negatively affected the overall economies of the main regions in which we operate.

In addition, the furniture sector has been directly negatively impacted by specific factors, such as a perduring over-stock of the large retailers, the sudden freezing of the housing market and a more prudent buying attitude of consumers towards durable good. As a result, the furniture sector as a whole experienced a strong change in trajectory, ending 18 months of an expansionary phase that started in the aftermath of the COVID-19 pandemic.

For these reasons, it makes sense to look at the industry across cycles and compare our results of the initial weeks of 2023 to 2019, which was the last financial year prior to the COVID-19 pandemic.

In the first 15 weeks of 2023, the order flow of our branded business (i.e., Natuzzi Italia, Natuzzi Editions and Divani&Divani by Natuzzi) increased by 2.3% compared to the same period in 2019.

Retail sell-out (from DOS and concessions), which represented 22.9% of our business during the first 15 week of 2023 compared to 15.4% in the same period in 2019, increased by 28.4% compared to same period in 2019.

The Group’s unbranded business, which represented 7.7% of our total sell-in in the first 15 weeks of 2023 compared to 25.8% in the same period in 2019, was down by double digits in the first 15 weeks of 2023 compared to the same period in 2019, mainly due to the progressive refocusing of the Company on its branded business.

The order flow in the first 15 weeks of 2023 was below both the strong order flow in the first 15 weeks of 2022 and our internal estimates.

We have implemented and continue to implement a number of initiatives to support our sales momentum, including revamping our merchandising, strengthening our commercial organization and improving the management of our stores.

However, if the current negative trend persists and our order levels remain low, it might adversely impact our margin and other results of operations in 2023.

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

In 2022, the Company performed the impairment assessment of property, plant and equipment and right-of-use assets included in several cash generating units (CGUs), such as the Italian upholstered furniture plant CGU and certain directly operated retail stores CGUs that presented indicators of impairment. The Company performed the impairment assessment in accordance with its accounting policy discussed above and in further details in Note 4(i) to the Consolidated Financial Statements. Further, the significant assumptions used by the Company in estimating the value in use for such CGUs were the annual sales growth rates used to estimate the forecasted revenue for the years 2023-2027, the weighted average cost of capital rates and the long-term growth rates, all of which were determined at CGU level, including the possible adverse effects deriving from challenging market conditions and the geopolitical tensions following the invasion of Ukraine by the Russian army. Such significant assumptions involved a high degree of subjectivity by management and reasonably possible changes to these assumptions could have a significant effect on the value in use. Specifically, such assumptions are based on the Company’s future business performances and other forward-looking assumptions that entail significant judgments by management and are heavily impacted by several external events. Finally, cash flow projections for the years 2023-2027 have been derived from the budget for 2023 approved by the Board of Directors and forecasts have been developed taking into consideration the track records of actual results reported by the Company.

The significant assumptions that were used in performing the 2022 impairment test for the Italian upholstered furniture plant CGU and certain directly operated retail stores CGUs are as follows:

— Italian upholstered furniture plant: weighted average cost of capital rate 10.82%, long-term growth rate 1.73%, annual sales growth rate for 2023 equal to -20.80% and annual sales growth rate (average of 2024-2027 period) equal to +5.00%.

— Directly operated retail stores CGUs located in US: weighted average cost of capital rate 7.50%, long-term growth rate 2.72%, annual sales growth rate for 2023 equal to -5.77% and annual sales growth rate (average of 2024-2027 period) equal to +5.00%.

— Directly operated retail stores CGUs located in Italy: weighted average cost of capital rate 10.82%, long-term growth rate 1.73%, annual sales growth rate for 2023 equal to +4.38% and annual sales growth rate (average of 2024-2027 period) equal to +3.75%.

— Directly operated retail stores CGUs located in Spain: weighted average cost of capital rate 9.85%, long-term growth rate 1.83%, annual sales growth rate for 2023 equal to +9.85% and annual sales growth rate (average of 2024-2027 period) equal to +4.00%.

— Directly operated retail stores CGUs located in UK: weighted average cost of capital rate 8.32%, long-term growth rate 2.54%, annual sales growth rate for 2023 equal to -5.81% and annual sales growth rate (average of 2024-2027 period) equal to +5.00%.

As of December 31, 2022, the Company recorded an impairment loss for its property, plant and equipment and right-of-use assets of €0.9 million. See Notes 8 and 9 to the Consolidated Financial Statements.

The following tables show a breakdown of property, plant and equipment based on the cash generating units in which they are included (amounts in thousands of Euro).

	31/12/22	31/12/21
Italian upholstered furniture plant	33,087	34,704
Romanian upholstered furniture plant	19,338	19,627
Brazilian upholstered furniture plant	3,350	2,978
Chinese upholstered furniture plant	2,223	2,215
Others	26,433	23,530
Total	84,431	83,054

Instead, the following tables show a breakdown of right-of-use assets based on geographical location of the cash generating units (mainly directly operated retail stores) in which they are included (amounts in thousands of Euro).

	31/12/22	31/12/21
United States of America	18,938	15,853
Italy	9,249	11,977
Spain	3,473	4,809
United Kingdom	4,985	7,625
China	2,493	4,076
Others	3,687	6,415
Total	42,825	50,755

The deterioration of the macroeconomic environment, global inflation and the reduced household spending power, worsening of the current conflict in Ukraine and possible future lockdown measures to mitigate the effect of new waves of the pandemic, could affect our Italian upholstered furniture plant CGU and certain directly operated retail stores CGUs.

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

In 2022, because some domestic companies and some of foreign subsidiaries realized significant pre-tax losses and were in a cumulative loss position, management did not consider it probable that the deferred tax assets of those companies would be realized in the scheduled reversal periods (see Note 38 to the Consolidated Financial Statements). In making its determination that a deferred tax asset was required, management considered the scheduled reversal of deferred tax liabilities and tax planning strategies but was unable to identify any relevant tax planning strategies available to recognise the deferred tax assets.

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

New Accounting Standards under IFRS

The standards, amendments and interpretations issued by the International Accounting Standards Board (“IASB”) that will have mandatory application in 2023 or subsequent years are listed below.

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

In September 2022, the IASB issued amendments to IFRS 16 “Leases: Liability in a Sale and Leaseback” to improve the requirements for sale and leaseback transactions, which specify the measurement of the liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains. These amendments are effective on or after January 1, 2024. The Group does not expect any material impact from the adoption of these amendments.

In October 2022, the IASB issued amendments to IAS 1 “Presentation of Financial Statements: Non-current Liabilities with Covenants”, that clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. These amendments are effective on or after January 1, 2024. The Group does not expect any material impact from the adoption of these amendments.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

As of the date of this Annual Report, the board of directors of Natuzzi S.p.A. consists of eight members, seven of whom were elected at the Company’s annual general shareholders’ meeting held on May 7, 2021, for a three-year term.

At the annual general meeting held on May 12, 2022, the Company’s shareholders appointed a new non-executive director, Mr. Gilles Bonan, whose term of office will expire at the same time as the terms of office of the remaining directors.

As of the date of this Annual Report, the directors and senior executive officers of the Company are as follows:

Name	Age	Position within the Company
Pasquale Natuzzi	83	Executive Chairman of the Board of Directors
Antonio Achille	52	CEO, Executive Director; ad interim roles: Chief Commercial Officer
Antonia Isabella Perrone	53	Non-executive Director
Marco Caneva	53	Non-executive Director
Giuseppe Antonio D’Angelo	58	Non-executive Director
Alessandro Musella	53	Non-executive Director
Gilles Bonan	56	Non-executive Director
Pasquale Junior Natuzzi	32	Chief Brand Officer Natuzzi Italia and Chief Creative Officer, Executive Director
Cosimo Bardi	48	Chief Brand Officer Natuzzi Editions and Divani&Divani by Natuzzi
Carlo Silvestri	46	Chief Financial Officer
Pierluigi Binetti	48	Chief Internal Audit Officer
Pierangelo Colacicco	54	Chief Technology & Digital Innovation Officer
Mario de Gennaro	57	Chief HR, Organization & Legal Officer
Domenico Ricchiuti	46	Chief Operations Officer and Chief Product Development & Process Innovation
Matteo Sambugaro	37	Chief Strategic Planning & Transformation Officer
Giovanni Tucci	51	Global Key Account Director
Ottavio Milano	56	Regional Manager Central & South Americas
Emanuele Cheli	48	Regional Manager Europe & Emerging Markets
Jason Camp	54	Regional Manager North Americas
Mina Ciccarone	50	Regional Manager APAC – Greater China, Hong Kong & Macau

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

Antonio Achille is the Chief Executive Officer and an executive director. He is also the ad interim Chief Commercial Officer. He joined the Company from McKinsey where he was Senior Partner and Global Head of the Luxury Sector. For 25 years, he has been supporting international groups on strategy, digital, retail, organization, supply chain, growth acceleration and operational improvement. In his role as CEO, he focuses on the execution of all the activities required to foster the Natuzzi Group’s growth and to enhance its margin generation.

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

Gilles Bonan is a non-executive director of the Company. He is a strategy consultant for lifestyle companies and private equity funds in France, Italy and Switzerland. He is also an entrepreneur in three start-up companies. He gained significant experience at Roche Bobois SA., where he first served as CFO and International Development Director (1999-2001), and later as Executive Vice President (2001-2008) and as CEO – Chairman of the Executive Board (2008- July 2019). He started his career at the audit firm Mazars before joining General Motors head office in France. He holds a degree from HEC Paris business school and a master’s degree in business law.

Pasquale Junior Natuzzi is the Chief Brand Officer Natuzzi Italia, the Chief Creative Officer and an executive director. He is responsible for defining the Group’s strategy with regard to style and creativity and the development of new products (also as a result of collaborations with internationally well-known designers), managing the transformation of the Company from a furniture player to a lifestyle brand. He is a member of the National Council of Assarredo, the Italian Association representing furniture companies, and oversees FederLegnoArredo Sustainability Task Force (design, sustainability, and synergies for the leadership of the Italian wood/furniture sector). He is the son of Pasquale Natuzzi.

Cosimo Bardi is the Chief Brand Officer Natuzzi Editions and Divani&Divani by Natuzzi. He is responsible for the positioning and performance of the Natuzzi Editions brand and the customer experience. He joined the Group in 2004 and built his professional career in roles of ever-increasing responsibility. In 2016 he was Chief Style & Merchandising Officer and focused on achieving strategic goals of the Natuzzi brand through the definition and management of the Natuzzi product range. From 2018 to 2021, he was Global Merchandising & Business Development Wholesale Channel Director.

Carlo Silvestri is the Chief Financial Officer of the Company having joined the Group in 2022. With 20 years of experience, he has extensive international experience in luxury brands and is an expert in retail and wholesale logics. He started his career as Internal Auditor at Pirelli & C. S.p.A., where he gained experience in compliance audits in different countries and contexts. He then joined Dolce & Gabbana, first as Group Internal Auditor and then as Asia Pacific Finance & Admin Director at Dolce & Gabbana Hong Kong Ltd. In 2013, he joined the Ferragamo Group as Chief Financial Officer & Retail Excellence Director for Ferragamo Asia, with full responsibility for finance and administration, legal, logistics and IT functions. From 2020, he also took on the responsibility of General Manager for Ferragamo Retail in Hong Kong & Macao, which allowed him to directly influence the retail excellence of the store network in Asia. He holds a degree from Bocconi University and a master’s degree in management and risk control from ISTUD.

Pierluigi Binetti is the Chief Internal Audit Officer of the Group. He joined the Group in June 2020 and is responsible for providing assurance to the Board of Directors and the Audit Committee that the Group’s processes and internal controls are effective and properly designed to mitigate key business risks. In addition, he is responsible for providing assurance over design and effectiveness of key controls relevant for SOX. During his professional career, he has covered different roles in providing assurance services in primary audit firms, mainly in KPMG S.p.A.

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

Domenico Ricchiuti has been the Chief Operations Officer from August 2022 of the Group. He joined the Group in 2009 as Total Quality and Lean Manager and built his professional career in roles of ever-increasing responsibility in process and product improvement projects. In 2018, he became Product Development and Innovation Director for all product categories with the goal of coordinating all the processes and activities related to product innovation, development, and industrialization.

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

Emanuele Cheli is the Regional Manager Europe & Emerging Markets. He joined the Group in 2022. He has 25 years of experience in the fashion and luxury industry, with solid knowledge in retail, business development, customer care, logistic and operations. He worked for more than 15 years at Prada S.p.A., starting in the logistics department. He then became a Retail Coordinator and Bulk Order Manager, then Planning and Production Manager Leather Goods and Merchandising Planning Manager, until becoming WW Retail Operation Director. His previous experience also includes La Perla Global Management UK Limited as Global Sales Director and Gianni Versace S.r.l. as Global Retail Director reporting directly to the CEO. He holds a degree in mechanical engineering from the University of Florence.

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

Aggregate compensation paid by the Group to the directors and officers was approximately €3.6 million in 2022.

The base compensation recognized in 2022 to each member of the Board of Directors as member of the Board of Directors is set forth below:

Name	Base Compensation
Pasquale Natuzzi	€60,000.00
Antonio Achille	€570,000.00
Pasquale Junior Natuzzi	€25,000.00
Antonia Isabella Perrone	€25,000.00
Marco Caneva	€33,750.00
Giuseppe Antonio D’Angelo	€33,750.00
Alessandro Musella	€31,250.00
Gilles Bonan*	€15,859.00

*Mr. Gilles Bonan was appointed at the Company’s annual general shareholders’ meeting held on May 12, 2022. His compensation for 2022 is prorated accordingly.

For the year 2022, approximately 80 directors and managers around the world were selected to participate in the management by objectives (“MBO”) incentive system. The Company, however, due to economic and business conditions, decided to suspend the payment of any form of bonus linked to the MBO system.

Natuzzi 2022-2026 Stock Option Plan

In 2022, we adopted the Natuzzi 2022-2026 Stock Option Plan (the “SOP) to enhance the Company’s ability to attract, retain and motivate persons who are expected to contribute to the Company and its subsidiaries’ success, and align the interests of the Company’s shareholders with those of the beneficiaries under the SOP. The SOP was approved by the Company’s shareholders at an extraordinary shareholders’ meeting held on July 1, 2022. Subject to certain adjustments, the maximum number of Ordinary Shares available to be purchased under the SOP is 5,485,304 Ordinary Shares.

The following paragraphs describe the principal terms of the SOP:

• Types of awards. The SOP permits the awards of options to purchase Ordinary Shares.

• Award agreements. Awards granted under the SOP are evidenced by an award agreement that sets forth terms, conditions and limitations for each award.

• Eligible participants. The SOP provides for the grant of options to all key employees and directors of the Company and its subsidiaries during the 2022-2026 period.

• Exercise of options. Options granted under the SOP will be exercisable in whole or in part at the terms and conditions set forth in the relevant award agreement, provided that the term of any option granted under the SOP will not exceed May 31, 2028. Pursuant to the relevant award agreement, options may be exercisable subject to the continuation of the relevant working relationship and/or the achievement of performance targets as determined by the Company’s board of directors.

• Exercise price. The exercise price per share subject to an option will be determined by the SOP administrator and set forth in the award agreement.

• Administration. The SOP is administered by the Company’s board of directors, which may delegate some or all of its powers under the SOP to a committee or any director of the Company.

• Transfer restrictions. Unless otherwise agreed upon by the SOP administrator, awards may not be sold, pledged, transferred or disposed of in any manner other than by will or by the laws of descent or distribution.

• Amendment and termination. The Board may at any time amend or terminate the SOP, but, subject to certain exceptions, no amendment or termination can be made that would materially and adversely affect the rights of any beneficiary under any outstanding award, without his or her consent. The SOP will expire on December 31, 2026. No award will be granted pursuant to the SOP after such termination date, but awards theretofore granted may extend beyond that date.

For further information on the terms of the SOP see the Natuzzi 2022-2026 Stock Option Plan filed as Exhibit 4.7 to this Annual Report.

In July 2022, the Company granted stock options to certain key employees of the Group for the purchase of a total of 2,812,560 Ordinary Shares (equivalent to 56,512 ADSs) and increased its share capital from €54,853,045 to €55,073,045. As at December 31, 2022, one beneficiary exercised the vested portion of its options by subscribing for 220,000 Ordinary Shares (equal to 44,000 ADSs) at the exercise price of €1.00 per Ordinary Share (equal to €5.00 per ADS). See Note 21 to the Consolidated Financial Statements for further details.

Statutory Auditors

During 2022, the Company’s statutory auditors received approximately €0.1 million in compensation in the aggregate for their services to the Company and its Italian subsidiaries. At the Company’s annual general shareholders’ meeting on May 12, 2022, the following individuals were elected to the Company’s board of statutory auditors for a three-year term. The board consists of three members, one of which is the chairman, and two alternates. None of our statutory auditors is party to a contract with the Company that would entitle such person to benefits upon the termination of service as a statutory auditor.

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

Employees

The following table illustrates the breakdown of the Group’s employees by qualification and location for the periods indicated:

	As of December 31			Change	Change
Qualification	2022	2021	2020	2022/2021	2021/2020
Top managers	40	40	43	—	(3)
Middle managers	201	203	202	(2)	1
Clerks	795	804	823	(9)	(19)
Laborers	3,017	3,215	3,278	(198)	(63)
Total	4,053	4,262	4,346	(209)	(84)

	As of December 31			Change	Change
Location	2022	2021	2020	2022/2021	2021/2020
Italy	2,117	2,181	2,250	(64)	(69)
Outside Italy	1,936	2,081	2,096	(145)	(15)
Total	4,053	4,262	4,346	(209)	(84)

In 2022, 45 workers have voluntarily left the Company.

In November 2021, the Company and the relevant trade unions and Italian authorities agreed to extend the scope of the Solidarity Facility through November 2023. Additionally, in January 2023, the Company and the relevant trade unions and Italian authorities signed an agreement allowing the Company to benefit from CIGS for up to 449 workers employed at the plant located in Altamura until December 31, 2023.

Share Ownership

Mr. Pasquale Natuzzi, founder of the Company and Executive Chairman of the Board of Directors, as of the date of this Annual Report, beneficially owns an aggregate amount of 30,967,521 Ordinary Shares, representing 56.2% of the Ordinary Shares outstanding (61.3% of the Ordinary Shares outstanding if the 5.1% of the Ordinary Shares owned by the Natuzzi Family are aggregated).

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

As of the date of this Annual Report, none of the other directors or officers own 1% or more of the Company’s Ordinary Shares or ADSs. For information on the Natuzzi 2022-2026 Stock Option Plan, see “Item 6. Directors, Senior Management and Employees—Compensation of Directors and Officers—Natuzzi 2022-2026 Stock Option Plan”.

Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth information, as of the date of this Annual Report, with respect to each person who beneficially owns 5% or more of the Company’s Ordinary Shares or ADSs:

	Number of Ordinary Shares owned	Percent owned
Pasquale Natuzzi (1)	30,967,521	56.2%
Mr. David L. Kanen (2)	5,549,310	10.1%

(1)
Includes ADSs purchased on April 18, 2008, purchases made from September 27, 2011 through April 30, 2013 under the Rule 10b-18 plan and two privately negotiated purchases executed on July 30, 2014 and November 6, 2014. If Mr. Natuzzi’s Ordinary Shares are aggregated with those held by members of the Natuzzi Family, the amount owned would be 33,767,521 and the percentage ownership of Ordinary Shares would be 61.3%.
(2)
Aggregate amount beneficially owned by Kanen Wealth Management LLC (“KWM”) based on the Form 13F for the quarter ended December 31, 2022, filed by KWM with the SEC on February 13, 2023. Mr. Kanen is the managing member of KWM.

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

As of December 31, 2022, the Company’s share capital, which is totally authorized and issued, is composed of 55,073,045 ordinary shares (54,853,045 as of December 31, 2021) with par value of Euro 1 each, for a total of Euro 55,073 thousand (Euro 54,853 thousand as of December 31, 2021). The share capital increase derives from the subscription of 220,000 ordinary shares by one of the beneficiaries of the stock option plan approved by the Company in July 2022. See Notes 18 and 21 to the Consolidated Financial Statements for further details.

As of March 31, 2023, there were 4,406,652 ADSs (equivalent to 22,033,260 Ordinary Shares) outstanding. The ADSs represented 40.0% of the total number of Natuzzi Ordinary Shares issued and outstanding.

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

Related Party Transactions

The table below sets forth information about transactions entered into with related parties as at December 31, 2022 and 2021 are set forth, in millions of Euro. See Note 43 to the Consolidated Financial Statements for further details.

	31/12/2022	31/12/2021
Sales	74.1	52.3
Expenses	0.0	0.1
Amount owned by related parties	7.5	8.0
Amounts due to related parties	0.1	—

The Parent used the legal services of BonelliErede law firm, of which one of the Parent’s director is a partner, mainly for assistance with management advisory, for a total fee amounting to €0.03 million and €0.09 million for the years ended December 31, 2022 and 2021, respectively. Amounts were billed based on market rates for such services and were due and payable under normal payment terms. See Note 43 to the Consolidated Financial Statements.

In light of the extraordinary challenges imposed by COVID-19 on the Group, on February 28, 2020, the Parent’s majority shareholder entered into an agreement with the Parent setting forth its undertaking, should the Parent so request, to make advance payments of up to €15.0 million to satisfy the subscription price of a future rights issue. On February 28, 2020, the Parent requested an initial payment of €2.5 million which it received on March 2, 2020. As the Board of Directors of the Company did not call a shareholders' meeting to resolve upon the increase in share capital, the amount of €2.5 million has to be reimbursed in September 2023. Therefore, as at December 31, 2022, the amount of €2.5 million has been included in the caption “Other payables” of the statement of financial position. See Note 27 to the Consolidated Financial Statements.

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

ITEM 8. FINANCIAL INFORMATION

Consolidated Financial Statements

Please refer to “Item 18. Financial Statements” of this Annual Report.

Export Sales

Sales of upholstery products manufactured in Italy and sold outside Italy totaled €149.9 million in 2022, up 1.1% from €148.2 million in 2021. This figure represents 37.6% of the Group’s 2022 net leather and fabric-upholstered furniture sales (39.6% in 2021).

Legal and Governmental Proceedings

The Group is involved in legal and tax proceedings, including several minor claims and legal actions, arising in the ordinary course of business. The provision recorded against these claims is €8.7 million as of December 31, 2022 (€9.6 million as of December 31, 2021). See “Item 3. Key Information—Risk factors” and Note 23 to the Consolidated Financial Statements.

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

Dividends

Since the result attributable to the owners of the Company for the financial year ended December 31, 2022 was negative, the Company has decided not to distribute any dividend for the year ended December 31, 2022. The Group has also not paid dividends in any of the prior three fiscal years.

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

In addition, from March 17, 2020 to August 12, 2020, the Company was not in compliance with the NYSE’s continued listing standard set forth in Section 802.01(b) of the NYSE Listed Company Manual, which requires the Company to maintain an average global market capitalization of not less than US$15 million over a consecutive 30-trading day period (the “Capitalization Standard”). On August 12, 2020, the Company was notified by the NYSE that, since the Company’s average market capitalization was above US$15 million over a consecutive 30-trading day period, the Company was no longer at an immediate risk of suspension and delisting. The NYSE will continue to monitor the average market capitalization daily to ensure compliance with Capitalization Standard. As of April 19, 2023, the Company’s market capitalization was USD 57.3 million.

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

General — The issued share capital of the Company consists of 55,073,045 Ordinary Shares, with a par value of €1.00 per share. All the issued shares are fully-paid, non-assessable and in registered form.

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

At the extraordinary shareholders’ meeting of the Company held on July 1, 2022, the shareholders, among other things and pursuant to Article 2443 of the Civil Code, granted to the Company’s board of directors the right to carry out, within five years from the registration of the aforementioned resolution in the Companies’ Registry, an increase in the share capital of the Company with consideration (“a titolo oneroso”), in one or more tranches, up to a maximum amount of €5,485,304, with the exclusion of pre-emption rights pursuant to Article 2441, paragraph eight, of the Civil Code, to be carried out in connection with the stock option plan named “Natuzzi 2022-2026 Stock Option Plan” for the benefit of the employees of the Company and other Group companies. As at December 31, 2022, the Company’s share capital, which is totally authorized and issued, is composed of 55,073,045 ordinary shares with par value of Euro 1 each, for a total of Euro 55,073 thousand. The share capital increase derives from the subscription of 220,000 shares by one of the beneficiaries of the stock option plan approved by the Company in July 2022. For further information regarding the stock option plan, see Notes 18 and 21 to the Consolidated Financial Statements.

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

The board of directors must appoint a chairman (presidente) and may appoint a vice-chairman, in the event they have not been appointed by the shareholders at the ordinary shareholders’ meeting. The chairman of the board of directors is the legal representative of the Company. The board of directors may delegate certain powers to one or more managing directors (organi delegati), determine the nature and scope of the powers delegated to each director and revoke such delegation at any time. The managing directors must report to the board of directors and the board of statutory auditors at least every 180 days on the Company’s business and the main transactions carried out by the Company or by its subsidiaries.

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

Material Contracts

The Company is not a party to any material contract, other than contracts entered into in the ordinary course of business and the contracts described immediately below:

—
The Company entered into a joint venture contract with Jason Furniture (Hangzhou) Co., Ltd. (“Kuka”) on March 22, 2018 (the “Joint Venture Agreement”) under which the Company’s wholly-owned Chinese subsidiary, Natuzzi Trading (Shanghai) Co., Ltd. (“Natuzzi Trading Shanghai”) would become a joint venture (the “Joint Venture”). On July 27, 2018, the Company completed the transactions contemplated by the Joint Venture Agreement. As a result of the completion of these transactions, the Company’s wholly-owned Chinese subsidiary, Natuzzi Trading (Shanghai) Co., Ltd. (“Trading Co.”), became a joint venture in which each of the Company and Kuka owns, as of the date of this Annual Report, a 49% and 51% stake, respectively. Kuka invested €65 million to acquire its stake in Trading Co. The Joint Venture distributes Natuzzi Italia and Natuzzi Editions branded products through a network of single-brand directly operated stores and franchise stores in Mainland China, Hong Kong and Macau, as well as through online stores. The Joint Venture Agreement is attached as Exhibit 4.1 to this Annual Report.
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
—
In March 2021 the Company and Vita entered into the IMPE Purchase Agreement, whereby Vita Italy S.r.l., a wholly owned subsidiary of Vita, acquired IMPE against a payment of €6.1 million, subject to customary purchase price adjustments and warranties. The IMPE Purchase Agreement is attached as Exhibit 4.4 to this Annual Report.
—
On November 4 and November 5, 2021 the Company, along with trade unions and Italian relevant authorities, entered into two agreements to extend the scope of the Solidarity Facility until November 7, 2023. These agreements are attached as Exhibit 4.5 to this Annual Report.
—
On January 23, 2023, the Company along with the relevant trade unions and Italian authorities entered into an agreement to allow the Company to benefit from CIGS for up to 449 workers employed at the plant located in Altamura until December 31, 2023. This agreement is attached as Exhibit 4.6 to this Annual Report.

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

Certain requirements however are imposed by law. Regulations on the use of cash and bearer securities are contained in legislative decree No. 231 of November 21, 2007, as amended from time to time (the “Decree 231”), which implemented in Italy the European directive on anti-money laundering 2005/60/EC (replaced by directive (EU) 2015/849, as amended by directive (EU) 2018/843 and directive (EU) 2019/2177). Such legislation requires that, subject to certain exceptions, transfers of cash or bearer instruments in Euro or in foreign currency, effected for whatsoever reason between different parties, shall be carried out by means of credit institutions, Poste Italiane S.p.A., electronic money institutions and payment institutions providing payment services which are different from those indicated under Article 1, paragraph 1, letter b), number 6) of legislative decree No. 11 of January 27, 2010 when the total amount to be transferred is equal to or higher than €5,000. Cash remittance services are subject to a €1,000 limit. Credit institutions and the other intermediaries effecting such transactions on behalf of residents or non-residents of Italy are required to maintain records of such transactions for 10 years after the end of the relevant business relationship or the closing of the relevant transaction. Such records may be inspected at any time by the competent Italian authorities.

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

Subject to generally applicable limitations and conditions, Italian dividend withholding tax paid at the appropriate rate applicable to the U.S. Holder may be eligible for a credit against such U.S. Holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include new requirements recently adopted by the U.S. IRS and any Italian tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. Holder. In the case of a U.S. Holder that is eligible for, and properly elects, the benefits of the Income Tax Convention, the Italian tax on dividends will be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. Holders, the application of these requirements to the Italian tax on dividends is uncertain and we have not determined whether these requirements have been met. If the Italian dividend tax is not a creditable tax for a U.S. Holder or the U.S. Holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. Holder may be able to deduct the Italian tax in computing such U.S. Holder’s taxable income for U.S. federal income tax purposes. Dividends will constitute income from sources without the United States and, for U.S. Holders that elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes.

The availability and calculation of foreign tax credits and deductions for foreign taxes involves the application of rules that depend on a U.S. Holder’s particular circumstances. U.S. holders are urged to consult their tax advisors whether, and to what extent, a foreign tax credit will be available in light of their particular circumstances.

The U.S. dollar amount of dividends received by an individual with respect to the Ordinary Shares or ADSs will be subject to taxation at reduced rates if the dividends are “qualified dividends”. Subject to certain exceptions for short-term and hedged positions, dividends paid on the Ordinary Shares or ADSs will be treated as qualified dividends if (i) the Company is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The Income Tax Convention has been approved for the purposes of the qualified dividend rules, and the Company believes it is eligible for the benefits of the Income

Tax Convention. Based on the Company’s financial statements and relevant market and shareholder data, the Company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2021 or 2022 taxable year. In addition, based on the Company’s financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC for its 2023 taxable year.

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

Italian Financial Transaction Tax — No IFTT would apply on the transfer of Ordinary Shares or ADSs in 2023.

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

However, a number of exemptions apply, including with respect to trades of securities issued by companies having an average market capitalization lower than €500 million in the month of November of the year preceding the year in which the trade takes place. Companies, the securities of which are listed on a foreign regulated market, and which could benefit from this exemption, such as the Company, need a confirmation from the Italian Ministry of Economy and Finance: such companies must communicate their market capitalization for each tax year to the Ministry, which will then prepare a list of the companies in relation to which the exemption applies. Since the Company has been included in the list issued by the Italian Ministry of Economy and Finance of companies having an average market capitalization lower than €500 million in the month of November 2022, the IFTT would not apply on transfers of Ordinary Shares or ADSs made in 2023.

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

United States Information Reporting and Backup Withholding Requirements — In general, information reporting requirements will apply to payments by a paying agent within the United States to a non-corporate (or other non-exempt) U.S. Holder of dividends in respect of the Company Shares or ADSs, or the proceeds received on the sale or other disposition of the Company Shares or ADSs. Backup withholding may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number to the paying agent on a properly completed IRS Form W-9 or otherwise comply with the applicable requirements of the backup withholding rules. A holder that is not a U.S. Holder may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding. Amounts withheld as backup withholding will be creditable against the holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

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

Exchange Rate Risk — The Group’s foreign exchange rate risk in 2022 arose principally in connection with sales denominated in British pounds, U.S. dollars, Euro (for the Company’s subsidiary located in Eastern Europe), Australian dollars, Japanese yen, as well as in connection with Chinese yuan, Romanian leu, Brazilian reais, Mexican pesos and Russian rubles, for the Company’s subsidiaries operating in currencies other than the Euro.

The political instability following Russia’s invasion of Ukraine in February 2022 and the resulting economic sanctions imposed against Russia, while causing tensions in the prices of some raw materials and energy, are not expected, according to management, to have significant effects on the Group’s business. Consolidated sales from Russia and Ukraine represented less than 1% of the Group’s consolidated revenue in each of the 2022, 2021 and 2020. Therefore, any loss in turnover would have a marginal impact on the Group’s plans and expected cash flows in 2023.

As of December 31, 2022, the Company was a party to a number of currency forward contracts, all of which are designed to hedge future cash flows from accounts receivables and sales orders denominated in different currencies, net of expected outflows from trade payables. The Group does not use such foreign exchange contracts for speculative trading purposes. As of December 31, 2022 and 2021, the notional amount in Euro terms of all of the Group’s outstanding currency forward contracts totaled €45.0 million and €51.3 million, respectively.

The tables below summarize (in thousands of Euro equivalent) the contractual amounts of currency forward contracts intended to hedge future cash flows from accounts receivable and sales orders, net of expected outflow from trade payables, as of December 31, 2022 and 2021:

	December 31,
	2022	2021
British pounds	13,753	14,723
U.S. dollars	11,598	20,532
Euro*	9,720	12,192
Chinese renminbi	7,428	—
Australian dollars	1,624	1,826
Japanese yen	861	1,152
Canadian dollars	—	812
Swedish kroner	—	99
Total	44,984	51,336

* The currency forward contracts denominated in Euro are used by the Group’s Romanian subsidiary to hedge its net collections in Euro vs. RON.

All of these forward contracts had various maturities extending through June 2023.

As of December 31, 2022, these forward contracts had a net unrealized gain of €0.9 million, compared to a net unrealized loss of €0.6 million as of December 31, 2021. The Group recorded this amount in “net exchange rate gains/(losses)” in its Consolidated Financial Statements.

The following tables present information regarding the contract amount in thousands of Euro equivalent and the estimated fair value of all of the Group’s foreign exchange contracts: contracts with unrealized gains are presented as “assets” and contracts with unrealized losses are presented as “liabilities.”

	December 31, 2022		December 31, 2021
	Contract Amount	Unrealized gains (losses)	Contract Amount	Unrealized gains (losses)
Assets	38,474	925	18,159	96
Liabilities	6,510	(66)	33,177	(691)
Total	44,984	859	51,336	(595)

As of December 31, 2022, the potential loss in fair value of all of the Group’s forward contracts outstanding that would have resulted from a hypothetical, instantaneous and unfavorable 10% change in currency exchange rates would have been approximately €3.9 million.

For the accounting of transactions entered into in an effort to reduce the Group’s exchange rate risks, see Notes 4(s) and 29 to the Consolidated Financial Statements. For further details about the Group’s exposure to currency risk, see Note 30(C)(iv) to the Consolidated Financial Statements.

Interest Rate Risk — To a significantly lesser extent, the Group is also exposed to interest rate risk. As of December 31, 2022, the Group had €46.5 million (equivalent to 12.6% of the Group’s total assets as of the same date) in debt outstanding (Bank overdrafts and short-term borrowings plus long-term debt, including the current portion of such debt), which is for the most part subject to floating interest rates. See Notes 19, 25 and 30(C)(iv) to the Consolidated Financial Statements.

The potential increase in interest expenses on the Group’s total debt (bank overdrafts and long-term debt, including their current portion) that would have resulted from a hypothetical, instantaneous and unfavorable 1.0% increase in the interest rates of the Group’s total debt outstanding as of December 31, 2022 would have been approximately €0.6 million.

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

Fees payable by the Depositary to the Company

i) Fees incurred in past annual period — From January 1, 2022 to December 31, 2022, the Depositary waived a total of $1,113.78 in administrative fees for routine corporate actions including services relating to Natuzzi’s annual general meeting of shareholders.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures — The Company carried out an evaluation under the supervision and with the participation of Company’s management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)) as of December 31, 2022. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of controls and procedures and the Company’s management necessarily was required to apply its judgment in evaluating the cost benefit relationship of possible controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Further, it should be noted that the Company has investments in certain non-consolidated entities. As the Company does not control or manage these entities, its disclosure controls and procedures with respect to such entities are necessarily more limited than those it maintains with respect to its consolidated subsidiaries.

Based on the Company’s evaluation of its disclosure controls and procedures, our Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2022 to provide reasonable assurance that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s applicable rules and forms, and that it is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control Over Financial Reporting — The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15 (f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Even when determined to be effective, they can provide only reasonable assurance regarding the reliability of financial reporting and the preparation and presentation of financial statements. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. To assess the effectiveness of the Company’s internal control over financial reporting, Company’s management, including its Chief Executive Officer and Chief Financial Officer, used the criteria described in “2013 Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management assessed the effectiveness of its internal control over financial reporting as of December 31, 2022. Based on such assessment, the Company’s management has concluded that as of December 31, 2022, the Company’s internal control over financial reporting was effective and that there were no material weaknesses in the Company’s internal control over financial reporting.

(c) Attestation Report of the Registered Public Accounting Firm — Not applicable.

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

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company has determined that, because of the existence and nature of its board of statutory auditors, it qualifies for an exemption provided by Rule 10A-3(c)(3) of the Exchange Act from many of the Rule 10A-3 audit committee requirements. The board of statutory auditors has determined that each of its members is an “audit committee financial expert” as defined in Item 16A of Form 20-F. For the names of the members of the board of statutory auditors, see “Item 6. Directors, Senior Management and Employees—Statutory Auditors” and “Item 16G. Corporate Governance—Audit Committee and Internal Audit Function”.

Each of the audit committee financial experts is independent under the NYSE Independence Standards that would apply to audit committee members in the absence of our reliance on the exemption in Rule 10A-3(c)(3).

ITEM 16B. CODE OF ETHICS

The Company has adopted a code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act. This code of ethics applies, among others, to the Company’s CEO and CFO. The Company’s code of ethics is downloadable from its website at https://www.natuzzigroup.com/en-EN/ir/code-of-ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our independent registered public accounting firm is KPMG S.p.A., Bari, Italy (headquartered in Milan, Italy). PCAOB ID: 1048.

KPMG S.p.A. (“KPMG”) served as Natuzzi S.p.A.’s principal independent registered public auditor for fiscal years 2022 and 2021, for which it audited the consolidated financial statements for the years ended December 31, 2022 and 2021 included in this Annual Report.

The following table sets forth the aggregate fees billed and billable to the Company by KPMG in Italy and abroad during the fiscal years ended December 31, 2022 and 2021, for audit fees, audit–related fees, tax fees and all other fees for audit.

	2022	2021
	(Expressed in thousands of euros)
Audit fees	681	934
Audit-related fees	44	—
Tax fees	5	10
All Other fees	—	—
Total fees	730	944

The decrease in the audit fees is mainly due to the status of non-accelerated filer of the Company in 2022 (the Company was an accelerated filer in 2021).

Audit fees in the above table are the aggregate fees billed and billable in connection with the audit of the Company’s annual financial statements.

Audit related fees relate to regulatory compliance services and agreed upon procedures. Tax fees relate to the identification of tax returns.

The Company’s board of statutory auditors expressly pre-approves on a case-by-case basis any engagement of our independent auditors for audit and non-audit services provided to our subsidiaries or to us. All services rendered by our independent auditors for audit and non-audit services were pre-approved by our board of statutory auditors in accordance with this policy.

At the Company’s annual general shareholders’ meeting held on May 12, 2022, the Company appointed KPMG S.p.A. as Natuzzi S.p.A.’s principal independent registered public auditor for fiscal years 2022, 2023 and 2024.

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

From January 1, 2014 to December 31, 2022 no purchases were made by or on behalf of the Company or any other affiliated purchaser of the Company’s Ordinary Shares or ADSs.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

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

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Natuzzi S.p.A.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Natuzzi S.p.A. and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the years in the three year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Impairment assessment of property, plant and equipment and right-of-use assets of the Italian upholstered furniture plant CGU and certain directly operated retail-store CGUs

As discussed in Notes 4(i), 8 and 9 to the consolidated financial statements, at each reporting date the Company reviews the carrying amounts of its cash generating units (CGUs) to determine whether there is any indication of impairment. An impairment loss is recognized if the carrying amount of a CGU exceeds its recoverable amount. The recoverable amount of a CGU is the higher of its value in use, determined using a discounted cash flow method, and its fair value less costs to sell. As of December 31, 2022, the carrying amounts of property, plant and equipment and right-of-use assets were €84,431 thousand and €42,825 thousand, respectively, a portion of which related to the Italian upholstered furniture plant CGU and certain directly operated retail-store CGUs.

We identified the impairment assessment of property, plant and equipment and right-of-use assets included in the Italian upholstered furniture plant CGU and certain directly operated retail store CGUs as a critical audit matter. This is due to the high degree of subjective auditor judgement that was required to evaluate the significant assumptions used by the Company in estimating the value in use. Specifically, the annual sales growth rates used to estimate the forecasted revenue for the years 2023-2027, weighted average cost of capital rates and long-term growth rates, all of which were determined at the CGU level, including the effects of the duration of the current economic uncertainty. These assumptions were challenging to evaluate as they involved a high degree of subjectivity and reasonably possible changes to these assumptions had a significant effect on the value in use. Furthermore, specialized skills and knowledge were required to assess the weighted average cost of capital rates and the long-term growth rates.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design of certain internal controls related to the impairment assessment process. This included controls related to the determination of the annual sales growth rates, the weighted average cost of capital rates and the long-term growth rates. We evaluated the Company’s ability to accurately forecast future revenue by comparing actual results to the Company’s historical forecasts at the CGU level and for the Company as a whole. We assessed the annual sales growth rates at the CGU level for the years 2023-2027 by comparing them to the Company’s future operating plans included in the 2023 budget and 2024-2027 cash flow projections approved by the Company’s Board of Directors, and relevant industry reports. We performed sensitivity analyses over the annual sales growth rates, the weighted average cost of capital rates and the long-term growth rates, to assess the impact of changes in the assumptions on the Company’s determination of value in use. Furthermore, we involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the weighted average cost of capital rates and long-term growth rates by comparing them to a range of estimated rates developed independently based on publicly available market data for comparable entities.

/s/ KPMG S.p.A.

We have served as the Company’s auditor since 2016.

Bari, Italy

May 1, 2023

Natuzzi S.p.A. and subsidiaries

Consolidated statements of financial position as at December 31, 2022 and 2021

(Expressed in thousands of euros except as otherwise indicated)

	December 31, 2022	December 31, 2021	Note
ASSETS
Non-current assets
Property, plant and equipment	84,431	83,054	8
Right-of-use assets	42,825	50,755	9
Intangible assets and goodwill	4,254	4,146	10
Equity-method investees	37,696	44,522	11
Other non-current receivables	5,894	4,854	12
Other non-current assets	1,452	1,418	13
Deferred tax assets	1,032	886	38
Total non-current assets	177,584	189,635
Current assets
Inventories	70,120	80,211	14
Trade receivables	39,056	41,259	15
Other current receivables	16,279	11,018	16
Other current assets	7,973	12,309	13
Current income tax assets	2,195	2,032	38
Gains on derivative financial instruments	925	96	29
Cash and cash equivalents	54,475	53,472	17
Total current assets	191,023	200,397
TOTAL ASSETS	368,607	390,032
EQUITY
Share capital	55,073	54,853	18
Reserves	23,292	17,449	18
Retained earnings	9,493	10,033	18
EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY	87,858	82,335
Non-controlling interests	4,698	1,511
TOTAL EQUITY	92,556	83,846
LIABILITIES
Non-current liabilities
Long-term borrowings	11,483	13,577	19
Long-term lease liabilities	41,024	46,592	20
Employees’ leaving entitlement	13,064	15,588	21
Non-current contract liabilities	7,026	7,405	22
Provisions	9,432	10,572	23
Deferred income for government grants	12,242	12,754	24
Deferred tax liabilities	996	996	38
Total non-current liabilities	95,267	107,484
Current liabilities
Bank overdrafts and short-term borrowings	29,254	36,147	25
Current portion of long-term borrowings	5,806	3,862	19
Current portion of lease liabilities	10,825	10,546	20
Trade payables	78,399	89,215	26
Other payables	34,322	31,453	27
Current contract liabilities	17,124	20,797	22
Provisions	3,114	2,839	23
Other liabilities	—	412	28
Liabilities for current income tax	1,874	2,740	38
Losses on derivative financial instruments	66	691	29
Total current liabilities	180,784	198,702
TOTAL LIABILITIES	276,051	306,186
TOTAL EQUITY AND LIABILITIES	368,607	390,032

The notes on pages F-8 to F-78 are an integral part of these consolidated financial statements.

Natuzzi S.p.A. and subsidiaries

Consolidated statements of profit or loss for the years ended December 31, 2022, 2021 and 2020

(Expressed in thousands of euros except as otherwise indicated)

	2022	2021	2020	Note
Revenue	468,487	427,375	328,343	31
Cost of sales	(304,154)	(273,575)	(225,151)	32
Gross Profit	164,333	153,800	103,192
Other income	6,524	6,414	3,882	33
Selling expenses	(124,924)	(121,631)	(84,518)	34
Administrative expenses	(35,474)	(33,302)	(29,444)	35
Impairment on trade receivables	(331)	(110)	(1,802)	15
Other expenses	(1,678)	(289)	(1,915)	33
Operating profit/(loss)	8,450	4,882	(10,605)
Finance income	868	225	317	36
Finance costs	(8,541)	(6,786)	(7,831)	36
Net exchange rate gains/(losses)	2,428	1,866	(3,901)	37
Gain from disposal and loss of control of a subsidiary	—	5,026	—	7
Net finance income/(costs)	(5,245)	331	(11,415)
Share of profit/(loss) of equity-method investees	356	3,561	1,455	11
Profit/(loss) before tax	3,561	8,774	(20,565)
Income tax expense	(2,273)	(4,389)	(4,341)	38
Profit/(loss) for the year	1,288	4,385	(24,906)
Profit/(loss) attributable to:
Owners of the Company	(540)	3,585	(24,678)
Non-controlling interests	1,828	800	(228)
Profit/(loss) per share
Basic earnings/(loss) per ordinary share	(0.01)	0.07	(0.45)	39
Diluted earnings/(loss) per ordinary share	(0.01)	0.07	(0.45)	39

The notes on pages F-8 to F-78 are an integral part of these consolidated financial statements.

Natuzzi S.p.A. and subsidiaries

Consolidated statements of comprehensive income for the years ended December 31, 2022, 2021 and 2020

(Expressed in thousands of euros except as otherwise indicated)

	2022	2021	2020	Note
Profit/(loss) for the year	1,288	4,385	(24,906)
Other comprehensive income
Items that will not be reclassified to profit or loss
Actuarial gains/(losses) on employees’ leaving entitlement	2,309	(627)	(212)	18
Tax impact	—	—	—	38
Total	2,309	(627)	(212)
Items that are or may be reclassified subsequently to profit or loss
Exchange rate differences on translation of foreign operations	(260)	4,037	(3,948)	18
Tax impact	—	—	—	38
Total	(260)	4,037	(3,948)
Other comprehensive income/(loss) for the year, net of tax	2,049	3,410	(4,160)	18
Total comprehensive income/(loss) for the year	3,337	7,795	(29,066)
Total comprehensive income/(loss) attributable to:
Owners of the Company	1,338	6,903	(28,782)
Non-controlling interests	1,999	892	(284)

The notes on pages F-8 to F-78 are an integral part of these consolidated financial statements.

Natuzzi S.p.A. and subsidiaries

Consolidated statements of changes in equity for the years ended December 31, 2022, 2021 and 2020

(Expressed in thousands of euros except as otherwise indicated)

	Share Capital amount	Translation reserve	IAS 19 reserve	Other reserves	Retained earnings	Equity attributable to owners of the Company	Equity attributable to Non- controlling interests	Total equity
Balance as at December 31, 2019	54,853	5,846	(158)	11,459	31,126	103,126	1,692	104,818
Dividend distribution	—	—	—	—	—	—	(388)	(388)
Loss for the year	—	—	—	—	(24,678)	(24,678)	(228)	(24,906)
Other comprehensive income/(loss) for the year	—	(3,892)	(212)	—	—	(4,104)	(56)	(4,160)
Balance as at December 31, 2020	54,853	1,954	(370)	11,459	6,448	74,344	1,020	75,364
Gain on disposal of a Non-controlling interests	—	—	—	1,088	—	1,088	144	1,232
Dividend distribution	—	—	—	—	—	—	(545)	(545)
Profit for the year	—	—	—	—	3,585	3,585	800	4,385
Other comprehensive income/(loss) for the year	—	3,945	(627)	—	—	3,318	92	3,410
Balance as at December 31, 2021	54,853	5,899	(997)	12,547	10,033	82,335	1,511	83,846
Share capital increase	220	—	—	834	—	1,054	—	1,054
Gain on disposal of a Non-controlling interests	—	—	—	3,131	—	3,131	1,739	4,870
Dividend distribution	—	—	—	—	—	—	(551)	(551)
Profit for the year	—	—	—	—	(540)	(540)	1,828	1,288
Other comprehensive income/(loss) for the year	—	(431)	2,309	—	—	1,878	171	2,049
Balance as at December 31, 2022	55,073	5,468	1,312	16,512	9,493	87,858	4,698	92,556

The notes on pages F-8 to F-78 are an integral part of these consolidated financial statements.

Natuzzi S.p.A. and subsidiaries

Consolidated statements of cash flows for the years ended December 31, 2022, 2021 and 2020

(Expressed in thousands of euros except as otherwise indicated)

	2022	2021	2020	Note
Cash flows from operating activities:
Profit/(loss) for the period	1,288	4,385	(24,906)
Adjustments for:
Depreciation	20,619	20,281	23,258	8 and 9
Amortisation	1,031	1,090	907	10
Impairment of non-financial assets	890	1,188	2,450	9 and 10
(Gain)/loss on sale of property, plant and equipment	(39)	(2,084)	1,049
Deferred income for capital grants	(1,473)	(1,306)	(1,242)
Rent concessions	(635)	(1,515)	(1,799)	20
Interest expenses	6,474	4,717	5,962	36
Unrealised foreign exchange (gains)/losses	(1,454)	454	(486)	37
(Gain) from loss of control in a former subsidiary	—	(5,026)	—	7
Share of (profit)/loss of equity-method investees	(356)	(3,561)	(1,455)	11
Tax expense	2,273	4,389	4,341	38
Total adjustment	27,330	18,627	32,985
Changes in:
Inventories	10,091	(16,000)	4,805
Trade and other receivables	(1,242)	(5,847)	(7,059)
Other assets	4,302	(2,690)	1,088
Trade and other payables	(7,758)	13,055	17,761
Contract liabilities	(4,052)	4,019	1,080
Provisions	(865)	(4,608)	(703)
One-time termination benefit payments	(42)	(275)	(3,849)
Employees’ leaving entitlement	(446)	(940)	(396)
Total changes	(12)	(13,286)	12,727
Cash provided by (used in) operating activities	28,606	9,726	20,806
Interest paid	(5,696)	(4,966)	(4,684)
Income taxes paid	(4,203)	(4,223)	(3,854)
Net cash provided by (used in) operating activities	18,707	537	12,268
Cash flows from investing activities:
Property, plant and equipment:
Additions	(8,432)	(3,515)	(2,083)
Disposals	624	4,511	2,888
Intangible assets	(1,174)	(1,476)	(792)
Government grants received for PPE	—	507	—
Dividends from equity-accounted investees	3,697	1,744	2,335	11
Purchase of business, net of cash acquired	(461)	(270)	—	11
Disposal of a business, net of cash disposed of	1,100	5,515	—	7
Net cash provided by (used in) investing activities	(4,646)	7,016	2,348
Cash flows from financing activities:
Long-term borrowings:
Proceeds	4,038	5,873	875
Repayments	(4,473)	(4,788)	(2,675)
Short-term borrowings	(7,424)	6,210	6,518
Payment of lease liabilities	(10,049)	(10,090)	(9,907)	9 and 20
Proceeds from increase in share capital	55	—	—
Dividends distribution to non-controlling interests	(551)	(545)	(388)
Capital contribution by non-controlling interests	4,870	1,324	—
Net cash provided by (used in) financing activities	(13,534)	(2,016)	(5,577)
Increase (decrease) in cash and cash equivalents	527	5,537	9,039
Cash and cash equivalents as at January 1 (*)	52,249	46,076	37,825
Effect of movements in exchange rates on cash held	(55)	636	(788)
Cash and cash equivalents as at December 31 (*)	52,721	52,249	46,076	17

(*) As at December 31, 2022, 2021 and 2020 cash and cash equivalents include bank overdrafts of 1,754, 1,223 and 2,111, respectively, that are repayable on demand and form an integral part of the Group’s cash management.

The notes on pages F-8 to F-78 are an integral part of these consolidated financial statements.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

1 Introduction

The consolidated financial statements of the Natuzzi S.p.A. as at December 31, 2022 and 2021 have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), including interpretations issued by the IFRS Interpretations Committee (IFRS IC) applicable to companies reporting under IFRS.

Natuzzi S.p.A., as SEC Registrant, has also presented the consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for the year ended December 31, 2020.

During 2022, 2021 and 2020 no significant non-recurring events or unusual transactions have occurred other than that described in note 7. All transactions performed by the Group during 2022, 2021 and 2020 are part of the Group’s ordinary business.

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

The financial statements utilized for the consolidation are the financial statements of each Group’s legal entity as at December 31, 2022, 2021 and 2020. The 2022, 2021 and 2020 financial statements have been adopted by the respective Boards of Directors of the relevant entities. The financial statements of subsidiaries are adjusted, where necessary, to conform to Natuzzi’s accounting principles and policies (see note 4), which are consistent with International Financial Reporting Standards (IFRS) and interpretations issued by the IFRS Interpretations Committee (IFRS IC) applicable to companies reporting under IFRS (see note 3(a)).

The consolidated financial statements of the Group as at December 31, 2022 have been approved by the Company’s Board of Directors (the Board) on April 13, 2023 and authorised on April 28, 2023.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The subsidiaries included in the consolidation as at December 31, 2022 and 2021, together with the related percentages of ownership and other information, are as follows:

Name	Percentage of 31/12/2022	Percentage of 31/12/2021	Share/ quota capital	Ownership registered office	Activity
Italsofa Romania S.r.l.	100.00	100.00	RON 109,271,750	Baia Mare, Romania	(1)
Natuzzi (China) Ltd	100.00	100.00	CNY 106,414,300	Shanghai, China	(1)
Italsofa Nordeste S/A	100.00	100.00	BRL 159,300,558	Salvador de Bahia, Brazil	(1)
Natuzzi Quanjiao Limited	100.00	—	CNY 10,000,000	Quanjiao County-Anhui province, China	(1)
Natco S.p.A.	99.99	99.99	EUR 4,420,000	Santeramo in Colle, Italy	(2)
Nacon S.p.A.	100.00	100.00	EUR 2,800,000	Santeramo in Colle, Italy	(3)
Lagene S.r.l.	100.00	100.00	EUR 10,000	Santeramo in Colle, Italy	(3)
Natuzzi Americas Inc.	100.00	100.00	USD 89	High Point, N. Carolina, USA	(3)
Natuzzi Florida LLC	51.00	51.00	USD 4,955,186	High Point, N. Carolina, USA	(3)
Natuzzi Iberica S.A.	100.00	100.00	EUR 386,255	Madrid, Spain	(3)
Natuzzi Switzerland AG	100.00	100.00	CHF 2,000,000	Dietikon, Switzerland	(3)
Natuzzi Services Limited	100.00	100.00	GBP 25,349,353	London, UK	(3)
Natuzzi UK Retail Limited	70.00	70.00	GBP 100	Cardiff, UK	(3)
Natuzzi Germany Gmbh	100.00	100.00	EUR 25,000	Köln, Germany	(3)
Natuzzi Japan KK	74.40	93.00	JPY 28,000,000	Tokyo, Japan	(3)
Natuzzi Russia OOO	100.00	100.00	RUB 8,700,000	Moscow, Russia	(3)
Natmx S.DE.R.L.DE.C.V	100.00	100.00	MXN 68,504,040	Mexico City, Mexico	(3)
Natuzzi France S.a.s.	100.00	100.00	EUR 600,100	Paris, France	(3)
Natuzzi Oceania PTI Ltd	74.40	93.00	AUD 320,002	Sydney, Australia	(3)
Natuzzi Singapore PTE. LTD.	74.40	93.00	USD 7,654,207	Singapore, Republic of Singapore	(3)
Natuzzi Netherlands Holding	100.00	100.00	EUR 34,605,000	Amsterdam, Holland	(4)
Natuzzi Trade Service S.r.l.	100.00	100.00	EUR 14,000,000	Santeramo in Colle, Italy	(5)

(1) Manufacture and distribution

(2) Intragroup leather dyeing and finishing

(3) Services and distribution

(4) Investment holding

(5) Dormant

As at December 31, 2022, the consolidation area changed due to the following events.

In August 2021, the Parent has entered into a “Subscription and Shareholders Agreement” (the “Agreement”) with Truong Thanh Furniture Corporation (“TTF”), a company incorporated under the laws of the Republic of Vietnam and which is engaged in production and distribution of furniture, to form a partnership aimed at strengthening the Group’s operations in the “Asia-Pacific” (APAC) region, excluding Greater China (the “Rest of the APAC Territory”). In March 2022, based on such agreement, TTF acquired a 20% stake in the Group’s subsidiary Natuzzi Singapore, which is engaged in sales and distribution of furniture and upholstery products under the trademarks of the Group in the Rest of the APAC Territory. In 2022, TTF made the payment of US $ 5,357 (equivalent to 4,885) by subscribing shares equal to 20% of the subsidiary Natuzzi Singapore. Pursuant to this Agreement, the Parent maintains a majority of the board members of Natuzzi Singapore. As a result of this transaction, the Parent's stake in Natuzzi Singapore is 74.4% whereas the stake of minority shareholders is 25.6%.

Furthermore, no business combinations have occurred in 2022 and 2021.

During 2022, Natuzzi Quanjiao Limited, a new production company located in China and controlled 100% indirectly through Natuzzi China, became operational.

The following table summarises the information relating to the only material non-controlling interests (NCI) related to the Group’s subsidiary Natuzzi Florida LLC, before any intra-group eliminations.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Summarised statement of financial position of Natuzzi Florida LLC and Non-controlling interests share in equity as at December 31, 2022 and 2021

	31/12/22	31/12/21
Current assets	11,684	8,494
Non-current assets	12,337	10,924
Current liabilities	(9,246)	(8,142)
Non-current liabilities	(8,473)	(8,125)
Net assets	6,302	3,151
Net assets attributable to NCI – 49%	3,088	1,544

Summarised statement of profit or loss of Natuzzi Florida LLC and Non-controlling interests share of loss for the years ended December 31, 2022 and 2021.

	2022	2021
Revenue	21,481	16,578
Expenses	(18,488)	(14,955)
Profit/(loss) for the year	2,993	1,623
Other comprehensive income/(loss)	195	184
Total comprehensive income/(loss) for the year	3,188	1,807
Profit/(loss) allocated to NCI – 49%	1,467	795
Other comprehensive income/(loss) allocated to NCI	96	90
Cash flow provided by operating activities	1,464	4,160
Cash flow used in investing activities	(599)	(12)
Cash flow used in financing activities (dividends to NCI: 589)	(1,892)	(1,561)

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

(ii) Assumptions and estimation uncertainties

Information about assumptions and estimates as at December 31, 2022 that have an high risk of resulting in a material adjustment to the carrying amounts of assets and liabilities in the next financial year is included in the following notes.

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
—
Notes 4(r), 23 and 41: recognition and measurement of provisions and contingencies for the key assumptions about the likelihood and magnitude of an outflow of resources.
—
Notes 4(aa) and 38: recognition of deferred tax assets, for the estimation of the available future taxable profits against which deductible temporary differences and tax losses carried forward can be utilised.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

(f) Going concern assumption

The consolidated financial statements have been prepared on a going concern basis, which assumes that the Group will be reasonably able to meet its obligations as they fall due within one year from the date of the approval of these consolidated financial statements. The Directors reasonably expect that the management plans, together with the cash and cash equivalents, other current assets and unused credit facilities as at December 31, 2022, will be sufficient for the Group to meet its obligations. As at December 31, 2022, the Group’s cash and cash equivalents amount to 54,475 (53,472 as at December 2021), while its unused portion of credit facilities available to the Group (for further details, see note 25) amounts to 24,307 (14,947 as at December 31, 2021).

In addition, the Directors confirm that management continues to apply and improve the stricter procedures introduced for some years to manage liquidity and working capital balances, to generate sufficient operating cash flows to meet its obligations as they fall due. The Group aims to maintain the level of its cash and cash equivalents at an amount in excess of expected cash outflows for financial liabilities over the next 60 days. The Group also monitors the level of expected cash inflows from trade and other receivables together with expected cash outflows for trade and other payables.
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

(ii) Foreign operations that have a functional currency that is the presentation currency

As at December 31, 2022 and 2021, there is one foreign subsidiary, Italsofa Romania, considered to be an integral part of Natuzzi S.p.A. due to the primary and secondary indicators reported in IAS 21, paragraphs 9 and 10. Therefore, the functional currency for this foreign subsidiary is the Parent’s functional currency, namely the Euro. As a result, all monetary assets and liabilities are remeasured, at the end of each reporting period, using the Euro and the resulting gain or loss is recognised in profit or loss. For all non-monetary assets and liabilities, share capital, reserves and retained earnings, the historical exchange rates are used. The average exchange rates of the year are used to translate non-Euro denominated revenue and expenses, except for those non-Euro denominated revenue and expenses related to assets and liabilities which are translated at historical exchange rates. The resulting exchange differences are recognised in profit or loss.

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

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

(f) Leases

As at December 31, 2022, the Group acts as lessor in some lease contracts for a not significant amount. As at December 31, 2021 and 2020 the Group did not act as lessor in any lease contracts.

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

In particular, for the credit losses on trade receivables determined on a collective basis, the Group adopted the practical expedient to use a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment. To measure the expected credit losses, trade receivables are grouped based on shared credit risk characteristics and the days past due. The expected loss rates are based on the payment profiles of sales over a period of five years before December 31, 2022 or January 1, 2022, respectively, and the corresponding historical credit losses experienced within this period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables.

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

(q) Employee benefits

Information about employee benefits accouting policies is reported below.

(i) Share-based payment arrangements

The grant-date fair value of equity-settled share-based payment arrangements granted to employees is generally recognised as an expense, with a corresponding increase in equity, over the vesting period of the awards. The amount recognised as a expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognised is based on the number of awards that meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant-date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

The fair value of the amount payable to employees in respect of SARs, which are settled in cash, is recognised as an expense with a corresponding increase in liabilities, over the period during which the employees become unconditionally entitled to payment. The liability is remeasured at each reporting date and at settlement date based on the fair value of the SARs. Any changes in the liability are recognised in profit or loss.

(ii) Employees' leaving entitlement

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

(v) Shipping and handling costs

Shipping and handling costs incurred to transport products to customers are expensed in the periods incurred and are included in selling expenses. Under IFRS 15, shipping and handling costs related to activities before the customer obtains control of the finished goods, are accounted for as fulfillment costs under the caption “Other assets” of the statement of financial position. Such costs are recognised in profit or loss consistent with the pattern of transfer of the finished goods. Shipping and handling expenses recorded for the years ended December 31, 2022, 2021 and 2020, come to 55,912, 54,672 and 28,749, respectively (see note 34).

(w) Advertising costs

Advertising costs are expensed in the periods incurred and are included in selling expenses. Advertising expenses recorded for the years ended December 31, 2022, 2021 and 2020 amount to 6,193, 5,576 and 4,837, respectively (see note 34).

(x) Commission expense

Commissions payable to sales representatives and the related expenses are recorded at the time revenue from sale of products is recognised and are included in selling expenses. Commissions are not paid until payment for the related sale’s invoice is remitted to the Group by the customer. Under IFRS 15, sale commissions are considered costs of obtaining a contract and the Group has elected to apply the practical expedient under which such costs are expensed in profit or loss, as the amortisation period is less than one year. Commissions expenses recorded in profit or loss for the years ended December 31, 2022, 2021 and 2020 amount to 7,318, 7,503 and 5,403, respectively (see note 34).

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

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

(z) Net finance income/(costs)

The Group’s net finance income/(costs) include: interest income, interest expense, commission expense, gain or loss on derivative financial instruments, exchange rate gain or loss on financial assets and financial liabilities, and hedge ineffectiveness recognised in profit or loss.

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

(ae) New standards, amendments and interpretations issued but not yet effective

The standards, amendments and interpretations issued by the International Accounting Standards Board (“IASB”) that will have mandatory application in 2023 or subsequent years are listed below.

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

In September 2022, the IASB issued amendments to IFRS 16 “Leases: Liability in a Sale and Leaseback” to improve the requirements for sale and leaseback transactions, which specify the measurement of the liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains. These amendments are effective on or after January 1, 2024. The Group does not expect any material impact from the adoption of these amendments.

In October 2022, the IASB issued amendments to IAS 1 “Presentation of Financial Statements: Non-current Liabilities with Covenants”, that clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. These amendments are effective on or after January 1, 2024. The Group does not expect any material impact from the adoption of these amendments.

5 Changes in significant accounting policies

Changes in significant accounting policies for the years ended December 31, 2022 and 2021 are reported below.

(A) COVID-19 Related Rent Concessions

In response to the COVID-19 coronavirus pandemic, in May 2020, the IASB issued an amendment to IFRS 16 “Leases” to provide practical relief for lessees in accounting for rent concessions. Under the practical expedient, lessees are not required to assess whether eligible rent concessions are lease modifications, and instead are permitted to account for them as if they were not lease modifications. Rent concessions are eligible for the practical expedient if they occur as a direct consequence of the COVID-19 pandemic and if all of the following criteria are met: (i) the change in lease payments results in revised consideration for the lease that is substantially the same as, or less than, the consideration for the lease immediately preceding the change; (ii) any reduction in lease payments affects only payments originally due on or before June 30, 2021; and (iii) there is no substantive change to the other terms and conditions of the lease. Such amendment is effective for annual periods beginning on or after June 1, 2020. Earlier application is permitted. The Group has adopted this amendment early and applied the practical expedient consistently to eligible rent concessions. The Group has applied this amendment retrospectively. This amendment had no impact on retained earnings as at January 1, 2020.

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

Due to the adoption of such amendments, the Group recognized lease incentives of 635 and 1,515 in the consolidated statement of profit or loss for the year ended December 31, 2022 and 2021(see note 34), respectively.

(B) Other standards

A number of other new standards are also effective from January 1, 2021 and 2022 but they did not have a material effect on the Group’s consolidated financial statements. Specifically, the adoption by the Group of “Definition of a Business” (Amendments to IFRS 3), “Interest Rate Benchmark Reform” (amendments to IFRS 9, IAS 39 and IFRS 7), “Interest Rate Benchmark Reform” – Phase 2 (amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16), "Onerous contracts - Cost of Fulfilling a Contract" (amendments to IAS 37), "Subsidiary that becomes a first time adopter of IFRS after its parent (amendments to IFRS 1), "Accounting for sale proceeds and related production costs of items produced in the process of

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

making item of PPE available for its intended use (amendments to IAS 16), "Annual improvements to IFRS standards 2018-2020", "Update a reference in IFRS 3" (amendments to IFRS 3) did not impact its consolidated financial statements.

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

7 Assets held for sale

Following the preliminary agreement reached in September 2020, on January 8, 2021, the Company signed a “Share Sell and Purchase Agreement” (the “Agreement”) with Vita Group, the largest European manufacturer of flexible polyurethane foams, for the sale of its entire interest in the subsidiary IMPE S.p.A. which contains the foam operations. The consideration agreed for this sale was 8,200 and the transaction was finalised on March 1, 2021, providing for the last tranche of 1,100 in March 2022. The collection of this last tranche was received regularly, at the agreed upon date.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

8 Property, plant and equipment

Changes in the carrying amount of property, plant and equipment for the years ended December 31, 2022 and 2021 are analysed in the following tables.

	Land and buildings	Machinery and equipment	Office furniture and equipment	Retail gallery and store furnishing	Leasehold improvements	Constr. in progress	Total
Cost as at December 31, 2020	153,205	108,223	14,334	13,081	19,412	360	308,615
Additions	1,064	4,573	363	316	615	110	7,041
Disposals	(1,023)	(1,121)	(1,086)	(6,744)	(1,085)	—	(11,059)
Reclassifications from constr. in progress	—	108	169	32	—	(309)	—
Effect of translation adj.	1,836	341	233	669	1,365	(2)	4,442
Cost as at December 31, 2021	155,082	112,124	14,013	7,354	20,307	159	309,039
Additions	1,167	5,125	429	60	1,614	1,099	9,494
Disposals	(331)	(2,757)	(542)	(144)	(77)	(237)	(4,088)
Impairment loss	—	(37)	(6)	—	—	—	(43)
Reclassifications from constr. in progress	—	14	10	—	—	(24)	—
Effect of translation adj.	1,883	510	81	68	275	15	2,832
Cost as at December 31, 2022	157,801	114,979	13,985	7,338	22,119	1,012	317,234

	Land and buildings	Machinery and equipment	Office furniture and equipment	Retail gallery and store furnishing	Leasehold improvements	Constr. in progress	Total
Accumulated depreciation as at December 31, 2020	(86,163)	(97,716)	(13,772)	(12,700)	(12,958)	—	(223,309)
Depreciation	(3,590)	(2,697)	(320)	(337)	(1,631)	—	(8,575)
Disposals	125	770	1,032	6,746	1,081	—	9,754
Effect of translation adj.	(1,794)	(330)	(174)	(627)	(930)	—	(3,855)
Accumulated depreciation as at December 31, 2021	(91,422)	(99,973)	(13,234)	(6,918)	(14,438)	—	(225,985)
Depreciation	(3,611)	(2,990)	(298)	(244)	(1,642)	—	(8,785)
Disposals	168	2,732	541	60	2	—	3,503
Effect of translation adj.	(1,228)	(339)	(60)	67	24	—	(1,536)
Accumulated depreciation as at December 31, 2022	(96,093)	(100,570)	(13,051)	(7,035)	(16,054)	—	(232,803)

Net book value as at December 31, 2020	67,042	10,507	562	381	6,454	360	85,306
Net book value as at December 31, 2021	63,660	12,151	779	436	5,869	159	83,054
Net book value as at December 31, 2022	61,708	14,409	934	303	6,065	1,012	84,431

Annual rate of depreciation for 2022 and 2021	0%-10%	10%-25%	10%-20%	25%-35%	10%-20%	—

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

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

As at December 31, 2022 and 2021, the carrying amount of property, plant and equipment temporarily idle is of 5,215 and 3,240, respectively.

As at December 31, 2022, properties with a carrying amount of 35,839 (37,210 as at December 31, 2021) are subject to registered mortgages to guarantee the long-term borrowings (see note 19).

The following tables show a breakdown of property, plant and equipment by country.

	31/12/22	31/12/21
Italy	46,610	45,470
Romania	17,952	18,502
United States of America	14,807	13,884
Brazil	3,092	2,753
Europe	957	1,253
China	695	810
Other countries	318	382
Total	84,431	83,054

The following tables show a breakdown of property, plant and equipment based on the cash generating units in which they are included.

	31/12/22	31/12/21
Italian upholstered furniture plant	33,087	34,704
Romanian upholstered furniture plant	19,338	19,627
Brazilian upholstered furniture plant	3,350	2,978
Chinese upholstered furniture plant	2,223	2,215
Others	26,433	23,530
Total	84,431	83,054

As at December 31, 2022, the Group performed the impairment assessment of property, plant and equipment and right-of-use assets included in several cash generating units (CGUs), such as the Italian upholstered furniture plant CGU and certain directly operated retail stores CGUs that presented indicators of impairment. The Group performed the impairment assessment in accordance with its accounting policy discussed in note 4(i). In particular, an impairment loss is recognised if the carrying amount of a CGU exceeds its recoverable amount. The recoverable amount of a CGU is the higher of its value in use, determined using a discounted cash flow method, and its fair value less costs to sell.

Further, the significant assumptions used by the Group in estimating the value in use were the annual sales growth rates used to estimate the forecasted revenue for the years 2023-2027, the weighted average cost of capital rates and the long-term growth rates, all of which were determined at CGU level, including the effects of the duration of the current economic uncertainty. Such significant assumptions involved a high degree of subjectivity by management and reasonably possible changes to these assumptions had a significant effect on the value in use. Specifically, such assumptions were based on the Group’s future business performances and other forward-looking assumptions that entail significant judgments by management and were heavily impacted by several external events. Finally, budget 2023 and cash flow projections for the years 2024-2027 have been approved by the Board of Directors and forecasts have been developed taking into consideration the track records of actual results reported by the Group.

The significant assumptions that were used in performing the 2022 impairment test for the Italian upholstered furniture plant CGU and certain directly operated retail stores CGUs are as follows:

— Italian upholstered furniture plant: weighted average cost of capital rate 10.82%, long-term growth rate 1.73%, annual sales growth rate for 2023 equal to -20.80% and annual sales growth rate (average of 2024-2027 period) equal to +5.00%.

— Directly operated retail stores CGUs located in US: weighted average cost of capital rate 7.50%, long-term growth rate 2.72%, annual sales growth rate for 2023 equal to -5.77% and annual sales growth rate (average of 2024-2027 period) equal to +5.00%.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

— Directly operated retail stores CGUs located in Italy: weighted average cost of capital rate 10.82%, long-term growth rate 1.73%, annual sales growth rate for 2023 equal to +4.38% and annual sales growth rate (average of 2024-2027 period) equal to +3.75%.

— Directly operated retail stores CGUs located in Spain: weighted average cost of capital rate 9.85%, long-term growth rate 1.83%, annual sales growth rate for 2023 equal to +9.85% and annual sales growth rate (average of 2024-2027 period) equal to +4.00%.

— Directly operated retail stores CGUs located in UK: weighted average cost of capital rate 8.32%, long-term growth rate 2.54%, annual sales growth rate for 2023 equal to -5.81% and annual sales growth rate (average of 2024-2027 period) equal to +5.00%.

For property, plant and equipment temporarily idle, the fair value less costs to sell was estimated through independent third-party appraisals, which assessed the fair value of land and buildings using the comparable market method and assessed the fair value of machinery and equipment using the depreciated replacement cost method, adjusted for an obsolescence rate and a marketability rate.

As a result of the 2022 and 2021 impairment assessment performed by the Group, impairment losses of 43 and nil, respectively, have emerged for property, plant and equipment.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

9 Right-of-use-assets

Changes in the carrying amount of right-of-use assets for the years ended December 31, 2022 and 2021, are reported in the following tables.

	Buildings	Vehicles	Total
Cost as at December 31, 2020	67,710	1,023	68,733
Additions	3,194	—	3,194
Disposals	(1,267)	—	(1,267)
Adjustments due to remeasurements	9,084	—	9,084
Adjustments due to modifications	42	(1)	41
Effect of translation adjustments	3,021	13	3,034
Cost as at December 31, 2021	81,784	1,035	82,819
Additions	6,541	—	6,541
Disposals	(5,371)	—	(5,371)
Adjustments due to remeasurements	(227)	—	(227)
Adjustments due to modifications	(167)	—	(167)
Effect of translation adjustments	1,037	11	1,048
Cost as at December 31, 2022	83,597	1,046	84,643

Accumulated depreciation and impairment loss as at Dec. 31, 2020	(19,117)	(603)	(19,720)
Depreciation	(11,457)	(249)	(11,706)
Disposals	1,209	—	1,209
Impairment loss	(1,188)	—	(1,188)
Adjustments due to remeasurements	—	—	—
Adjustments due to modifications	—	—	—
Effect of translation adjustments	(648)	(11)	(659)
Accumulated depreciation and impairment loss as at Dec. 31, 2021	(31,201)	(863)	(32,064)
Depreciation	(11,699)	(135)	(11,834)
Disposals	3,060	—	3,060
Impairment loss	(848)	—	(848)
Adjustments due to remeasurements	(51)	—	(51)
Adjustments due to modifications	—	—	—
Effect of translation adjustments	(72)	(9)	(81)
Accumulated depreciation and impairment loss as at Dec. 31, 2022	(40,811)	(1,007)	(41,818)

Net book value as at December 31, 2020	48,593	420	49,013
Net book value as at December 31, 2021	50,583	172	50,755
Net book value as at December 31, 2022	42,786	39	42,825

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

	31/12/22	31/12/21
United States of America	18,938	15,853
Italy	9,249	11,977
Spain	3,473	4,809
United Kingdom	4,985	7,625
China	2,493	4,076
Others	3,687	6,415
Total	42,825	50,755

As at December 31, 2022, the Group performed the impairment assessment of property, plant and equipment and right-of-use assets included in several cash generating units (CGUs), such as the Italian upholstered furniture plant CGU and certain directly operated retail stores CGUs that presented indicators of impairment. For additional information on the impairment assessment, reference should be made to note 8.

As result of the 2022, 2021 and 2020 impairment assessment performed by the Group, impairment losses of 890, 1,188, and 584 have emerged for right-of-use assets, respectively.

Other information about leases for which the Group is a lessee is presented below.

The following tables show the amounts recognized in profit or loss under IFRS 16 for the years ended December 31, 2022, 2021 and 2020.

	2022	2021	2020
Depreciation charge of right-of-use assets	11,834	11,706	13,376
Interest on lease liabilities	2,877	2,584	2,613
Expenses relating to short-term leases	1,465	1,187	719
Expenses relating to leases of low-value assets, excluding short-term leases	125	169	122
Covid-19 rent concessions	(635)	(1,515)	(1,799)
Total	15,666	14,131	15,031

Lease payments recognised in statement of cash flows for the years ended December 31, 2022, 2021 and 2020 amount to 12,926, 12,693 and 12,496, respectively, and include interests paid for 2,877, 2,603 and 2,589, respectively (see note 20).

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

10 Intangible assets and goodwill

Changes in the carrying amount of intangible assets and goodwill for the years ended December 31, 2022 and 2021 are analysed in the following tables.

	Trademarks, patents and other	Software	Goodwill	Total
Cost as at December 31, 2020	14,022	30,990	1,921	46,933
Additions	100	1,376	—	1,476
Impairment loss	—	—	—	—
Disposals	(22)	(168)	—	(190)
Effect of translation adjustments	16	38	—	54
Cost as at December 31, 2021	14,116	32,236	1,921	48,273
Additions	164	1,010	—	1,174
Impairment loss	—	—	—	—
Disposals	—	(120)	—	(120)
Impairment reversal	—	1	—	1
Effect of translation adjustments	(3)	40	—	37
Cost as at December 31, 2022	14,277	33,167	1,921	49,365

Accumulated amortisation as at December 31, 2020	(13,605)	(29,571)	—	(43,176)
Amortisation	(140)	(950)	—	(1,090)
Disposals	22	166	—	188
Effect of translation adjustments	(12)	(37)	—	(49)
Accumulated amortisation as at December 31, 2021	(13,735)	(30,392)	—	(44,127)
Amortisation	(164)	(867)	—	(1,031)
Disposals	2	84	—	86
Effect of translation adjustments	—	(39)	—	(39)
Accumulated amortisation as at December 31, 2022	(13,897)	(31,214)	—	(45,111)

Net book value as at December 31, 2020	417	1,419	1,921	3,757
Net book value as at December 31, 2021	381	1,844	1,921	4,146
Net book value as at December 31, 2022	380	1,953	1,921	4,254

As at December 31, 2022 and 2021, goodwill of 1,921 only relates to the “Italy – retail stores” CGU. It arose on the 2017 acquisition by the Parent of three “Divani&Divani by Natuzzi” stores located in the North East of Italy. This acquisition was performed with a related party at arm’s length conditions.

As result of such impairment tests in 2022, no impairment losses have emerged on goodwill.

With reference to goodwill, since it is allocated to specific DOS, the Group has carried out an impairment test on property, plant and equipment, right-of-use assets as well as the goodwill for each cash-generating unit (CGU) of directly managed retail stores.

Further, the cash flows included specific estimates for five years and a long-term growth rate thereafter. Cash flows projections have been approved by the Board of Directors. For additional information on the impairment assessment, reference should be made to note 8.

Impairment tests have been performed on goodwill in 2022, 2021 and 2020.

Research and development costs recognised as an expense for the years ended December 31, 2022, 2021 and 2020 amount to 3,521, 3,270 and 3,137, respectively.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

11 Equity-method investees

Changes in the carrying amount of equity-method investees for the years ended December 31, 2022 and 2021 are analysed as follows.

	Natuzzi Trading Shanghai	Nars Miami LLC	Natuzzi Texas LLC	Natuzzi Store (UK) ltd	Foundation "Made in Italy circolare e sostenibile"	Salena S.r.l.	Total
Balance as at December 31, 2020	39,991	98	—	—	—	—	40,089
Acquisition of non-controlling interests	—	—	270	18	—	—	288
Share of profit for the year	3,409	152	—	—	—	—	3,561
Share of other comprehensive income	2,320	8	—	—	—	—	2,328
Dividends received	(1,490)	(254)	—	—	—	—	(1,744)
Balance as at December 31, 2021	44,230	4	270	18	—	—	44,522
Acquisition of non-controlling interests	—	—	453	—	8	—	461
Share of profit for the year	436	431	(547)	36	—	—	356
Share of other comprehensive income	(784)	—	—	—	—	—	(784)
Dividends received	(3,697)	—	—	—	—	—	(3,697)
Share capital reduction	(3,156)	—	—	—	—	—	(3,156)
Effect of translation adjustments	—	(4)	—	(2)	—	—	(6)
Balance as at December 31, 2022	37,029	431	176	52	8	—	37,696

As at December 31, 2022 and 2021 equity-method investees include: (a) the 49% stake in the joint venture Natuzzi Trading Shanghai; (b) the 49% stake in the associate Nars Miami LLC; (c) the 51% stake in the joint venture Natuzzi Texas LLC; (d) the 30% stake in the associate Natuzzi Store (UK) ltd; (e) the 49% interest in the associate Salena S.r.l., whose carrying value was totally impaired in 2014 in consideration of some legal disputes among shareholders.

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

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The following table shows the reconciliation of the carrying amount of the retained interest in Natuzzi Trading Shanghai as at December 31, 2021 with the carrying amount as at December 31, 2022 included in the consolidated statement of financial position.

Carrying amount as at December 31, 2021		44,230
Dividends distribution		(3,697)
Share capital reduction		(3,156)
Group’s share of profit for the year	3,020
Elimination of amortisation of Natuzzi’s trademarks	367
Elimination of intercompany profit on inventories	(2,562)
Amortisation of intangibles assets	(519)
Reversal of deferred tax liabilities	130
Group’s share of profit for the year, net of equity method adjustments	436	436
Group’s share of other comprehensive income		(784)
Carrying amount as at December 31, 2022		37,029

Summarised financial information of the joint venture Natuzzi Trading Shanghai, based on its IFRS financial statements, and reconciliation with the carrying amount of the Group’s share in net assets and in profit or loss as reported in the consolidated financial statements are set out below.

Summarised statement of financial position of Natuzzi Trading Shanghai and Group’s share in net assets as at December 31, 2022 and 2021

	31/12/22	31/12/21
Current assets	64,298	79,527
Non-current assets	19,833	21,619
Current liabilities	(42,049)	(50,092)
Non-current liabilities	(1,794)	(1,344)
Net Assets	40,288	49,710
Group’s share in net assets – 49% of net assets	19,742	24,358
Intangible assets	2,312	2,832
Goodwill	26,140	26,140
Elimination of intercompany profit from licensing Natuzzi’s trademarks	(5,727)	(6,095)
Elimination of intercompany profit on inventories	(4,860)	(2,298)
Deferred tax liabilities	(578)	(707)
Group’s carrying amount of interest	37,029	44,230

As at December 31, 2022 and 2021 cash and cash equivalents, bank overdrafts and borrowings, lease liabilities current and non-current are set out below.

	31/12/22	31/12/21
Cash and cash equivalents	32,844	61,944
Bank overdrafts and borrowings	—	—
Lease liabilities current	(2,648)	(2,616)
Lease liabilities non-current	(1,794)	(1,344)
Total, net	28,402	57,984

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Summarised statement of profit or loss of Natuzzi Trading Shanghai and Group’s share of profit for the year ended December 31, 2022, 2021 and 2020

	2022	2021	2020
Revenue	98,483	96,272	62,023
Cost of sales	(60,481)	(57,120)	(37,414)
Other income and expenses, net	(91)	(39)	(413)
Selling expenses	(24,473)	(23,937)	(17,685)
Administrative expenses	(5,665)	(4,983)	(2,185)
Net finance income	1,037	1,213	864
Profit before tax	8,810	11,406	5,190
Income tax expense	(2,646)	(3,111)	(1,368)
Profit for the period	6,164	8,295	3,822
Other comprehensive profit/(loss)	(1,600)	4,734	(744)
Total comprehensive profit for the period	4,564	13,029	3,078
Group’s share of profit for the period – 49%	3,020	4,065	1,873
Elimination of amortisation of Natuzzi’s trademarks	367	367	367
Elimination of intercompany profit on inventories	(2,562)	(634)	(396)
Amortisation of intangible assets	(519)	(519)	(519)
Deferred tax liabilities	130	130	130
Group’s share of profit/(loss), net of equity method adj.	436	3,409	1,455
Group’s share of other comprehensive income/(loss) for the period	(784)	2,320	(365)
Group’s share of total comprehensive income/(loss) for the period	(348)	5,729	1,090
Dividends received by the Group	3,697	1,490	2,335

For the years ended December 31, 2022, 2021 and 2020, depreciation and amortisation, interest income, interest expense and income tax expense are set below.

	2022	2021	2020
Depreciation and amortisation	1,945	4,507	4,106
Interest income	1,729	1,529	1,256
Interest expense	692	316	392
Income tax expense	2,646	3,111	1,368

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

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

12 Other non-current receivables

Other non-current receivables consist of the following:

	31/12/22	31/12/21
Security deposits for lease contracts	5,776	4,557
Receivable from disposal of assets	118	297
Total	5,894	4,854

The receivable from disposal of assets is the long-term portion of receivables derived from the sale of the security and doorkeeping services branch to a third-party which occurred in 2014.

13 Other assets (non-current and current)

Other assets are analysed as follows:

	31/12/22	31/12/21
Advances to suppliers	4,697	5,842
Deferred delivery and commission costs related to finished goods	1,655	4,831
Deferred costs for Natuzzi Display System	1,579	1,676
Deferred costs for slotting fees	725	868
Deferred costs for Service-Type Warranty	209	205
Other prepaid expenses and accrued income	560	305
Total other assets	9,425	13,727
Less current portion	(7,973)	(12,309)
Non-current portion	1,452	1,418

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

14 Inventories

Inventories are analysed as follows:

	31/12/22	31/12/21
Leather and other raw materials	27,003	27,006
Goods in process	10,464	14,090
Finished goods	32,653	39,115
Total	70,120	80,211

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The following tables summarise the changes to the provision for slow moving and obsolete raw materials and finished goods included in inventories for the years ended December 31, 2022 and 2021.

	31/12/22	31/12/21
Balance at beginning of year	15,568	13,059
Additions	1,819	3,413
Reductions	(981)	(904)
Balance at end of year	16,406	15,568

The additions and reductions are included in “cost of sales”.

For the years ended December 31, 2022, 2021 and 2020, inventories of 190,023, 168,492 and 126,580, respectively, were recognised as an expense and included in “cost of sales” (see note 32).

There are no pledged inventories that could be limited in their availability.

15 Trade receivables

Trade receivables are due primarily from distributors and retailers who sell directly to end customers.

Trade receivables disaggregated by nature of the relationship with the customers are as follows:

	31/12/22	31/12/21
Third parties	37,203	38,556
Related parties	7,457	8,028
Gross trade receivables	44,660	46,584
Allowance for doubtful accounts	(5,604)	(5,325)
Total trade receivables	39,056	41,259

Transactions with related parties are conducted at arm’s length (see note 42).

Trade receivables by geographic region are analysed as follows:

	31/12/22	31/12/21
Italian customers	10,124	10,678
Other European customers	10,761	12,252
North American customers	8,233	7,232
Chinese customers	5,589	7,059
South American customers	5,047	4,956
Other foreign customers	4,906	4,407
Gross trade receivables	44,660	46,584
Provision for doubtful accounts	(5,604)	(5,325)
Total trade receivables	39,056	41,259

The following tables provide the movements in the provision for doubtful accounts for the years ended December 31, 2022 and 2021.

	31/12/22	31/12/21
Balance at beginning of year	5,325	7,881
Charges – bad debt expense	330	76
Reductions – write off of uncollectible amounts	(95)	(2,015)
Foreign exchange effect	44	—
Reductions – reversal to profit and loss	—	(617)
Balance at end of year	5,604	5,325

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

	31/12/22	31/12/21
Carrying amount of trade receivables transferred	18,670	29,778
Carrying amount of associated liabilities	(17,307)	(26,341)
Total, net	1,363	3,437

Information about the Group’s exposure to credit risk and impairment losses for trade receivables is included in note 30(C)(ii-a).

16 Other current receivables

Other current receivables are analysed as follows:

	31/12/22	31/12/21
VAT	3,051	3,588
Receivables from National Institute for Social Security	3,823	3,187
Receivables from VITA Group	—	1,374
Receivables for share capital reduction	3,337	—
Other	6,068	2,869
Total	16,279	11,018

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

The "Receivables for share capital reduction" derives from the reduction of the share capital which was approved by the shareholders of the joint venture Natuzzi Trading Shanghai Co, Ltd. in October 2022 and collected in January 2023.

The “Other” caption primarily includes certain receivables related to green incentives for photovoltaic investment.

17 Cash and cash equivalents

Cash and cash equivalents are analysed as follows:

	31/12/22	31/12/21
Cash on hand	89	201
Bank accounts	54,386	53,271
Total	54,475	53,472

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The following tables show the Group’s cash and cash equivalents broken-down by region.

	31/12/22	31/12/21
Europe	32,779	36,550
China	15,355	9,938
North America	4,482	5,924
South America	1,498	786
Other	361	274
Total	54,475	53,472

For the purpose of the statement of cash flows, cash and cash equivalents comprise the following:

	31/12/22	31/12/21	31/12/20
Cash and cash equivalents in the statement of financial position	54,475	53,472	48,187
Bank overdrafts repayable on demand	(1,754)	(1,223)	(2,111)
Cash and cash equivalents in the statement of cash flows	52,721	52,249	46,076

Bank overdrafts repayable on demand form an integral part of the Group’s cash management (see note 25).

18 Share capital, reserves and retained earnings

As at December 31, 2022, 2021 and 2020 the equity attributable to owners of the Company is analysed as follows:

	31/12/22	31/12/21	31/12/20
Share capital	55,073	54,853	54,853
Reserves	23,292	17,449	13,043
Retained earnings	9,493	10,033	6,448
Total	87,858	82,335	74,344

As at December 31, 2022, the Company’s share capital, which is totally authorized and issued, is composed of 55,073,045 ordinary shares with par value of Euro 1 each, for a total of 55,073. The share capital increase derives from the subscription of 220,000 shares by one of the beneficiaries of the stock option plan approved by the Company in July 2022. For further information regarding the stock option plan, see note 21.

Ordinary shareholders have the right to receive dividends, as approved by shareholders’ meetings, and to express one vote per each share owned.

Share capital is owned, as at December 31, 2022, 2021 and 2020, as follows:

	31/12/22	31/12/21	31/12/20
Mr. Pasquale Natuzzi	56.2%	56.5%	56.5%
Mrs. Anna Maria Natuzzi	2.6%	2.6%	2.6%
Mrs. Annunziata Natuzzi	2.5%	2.5%	2.5%
Other investors	38.7%	38.4%	38.4%
Total	100.0%	100.0%	100.0%

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

An analysis of “Reserves” is as follows:

	31/12/22	31/12/21	31/12/20
Legal reserve	10,971	10,971	10,971
Majority shareholder capital contribution	488	488	488
Shareholders: unpaid share capital	(165)	—	—
Share premium reserve	175	—	—
Stock option reserve	824	—	—
Reserve for gain on disposal of Non-controlling interests	4,219	1,088	—
Foreign operations translation reserve	5,468	5,899	1,954
Remeasurement of defined benefit plan	1,312	(997)	(370)
Total	23,292	17,449	13,043

The “Legal reserve” is connected to the requirements of the Italian law, which provide that 5% of net income of the Parent Company is retained as a legal reserve, until such reserve is 20% of the issued share capital. The legal reserve may be utilized to offset losses; any portion which exceeds 20% of the issued share capital is distributable as dividends. The legal reserve totaled 10,971 as at December 31, 2022, 2021 and 2020.

The “Majority shareholder capital contribution” is one of the Parent Company’s reserves, which is restricted for capital grants received.

The "Shareholders: unpaid share capital" reserve is related to the part of the share capital subscribed by the beneficiary of the stock options and not yet paid.

The "Share premium reserve" refers to the value of the service provided by the beneficiary who subscribed to the stock option, for the portion accrued in 2022.

The "Stock option reserve" represents the value of the services provided as at 31 December 2022 by the beneficiaries of stock option plan and includes both the part accrued but not yet exercised and the part relating to the tranche not yet expired.

The “Reserve for gain on disposal of Non-controlling interests” was increased in 2022 by the recognition, for the share pertaining to the Group, of the contribution by the new shareholder Troung Thanh Furniture (TTF) who carried out the relevant payment in March 2022 for the acquisition of 20% stake in Natuzzi Singapore PTE LTD. For further details on this transaction, reference should be made to note 2.

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

OCI accumulated in reserves, net of tax, is reported in the following tables.

	31/12/22	31/12/21	31/12/20
Foreign operation translation	5,468	5,899	1,954
Remeasurement of defined benefit plan	1,312	(997)	(370)
Owners of the Company	6,780	4,902	1,584
Non-controlling interests	144	(27)	(119)
Total OCI	6,924	4,875	1,465

The disaggregation of changes of OCI by each type of reserve in equity is shown in the tables below.

Year ended December 31, 2022

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

	Foreign operations translation reserve	Remeasurement of defined benefit plan	Total
Exchange difference on translation of foreign operations	524	—	524
Share of OCI of equity-method investees	(784)	—	(784)
Actuarial gains/(losses) on employees’ leaving entitlement	—	2,309	2,309
Total	(260)	2,309	2,049

Year ended December 31, 2021

	Foreign operations translation reserve	Remeasurement of defined benefit plan	Total
Exchange difference on translation of foreign operations	1,709	—	1,709
Share of OCI of equity-method investees	2,328	—	2,328
Actuarial gains/(losses) on employees’ leaving entitlement	—	(627)	(627)
Total	4,037	(627)	3,410

Year ended December 31, 2020

	Foreign operations translation reserve	Remeasurement of defined benefit plan	Total
Exchange difference on translation of foreign operations	(3,575)	—	(3,575)
Share of OCI of equity-method investees	(373)	—	(373)
Actuarial gains/(losses) on employees’ leaving entitlement	—	(212)	(212)
Total	(3,948)	(212)	(4,160)

The Group’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Management monitors the return on capital.

The Group monitors capital using a ratio of “net debt” to “equity”. Net debt is calculated as total liabilities (as shown in the consolidated statement of financial position) less cash and cash equivalents. Equity comprises all components of equity. As at December 31, 2022, the Group’s policy is to keep the ratio below 3.20.

The Group’s net debt to equity ratio as at December 31, 2022 and 2021 is as follows:

	31/12/22	31/12/21
Total liabilities	276,051	306,186
Less cash and cash equivalents	(54,475)	(53,472)
Net debt (a)	221,576	252,714
Total equity (b)	92,556	83,846
Net debt to equity ratio (a/b)	2.39	3.01

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

19 Long-term borrowings

Long-term borrowings (debts) as at December 31, 2022 and 2021 consist of the following:

	31/12/22	31/12/21
Three-month Euribor (360) plus a 2.2% spread long-term debt with final payment due August 2022	—	139
Six-month Euribor (360) plus a 2.75% spread long-term debt with final payment due December 2022	—	92
Three-month Euribor (360) plus a 1.9% spread long-term debt with final payment due June 2023	—	621
Six-month Euribor (360) plus a 2.5% spread long-term debt with final payment due August 2023	2,344	2,946
11.76% fixed long-term debt with final payment due October 2023	116	216
Six-month Euribor (360) plus a 2.75% spread long-term debt with final payment due March 2025	3,215	4,646
2.3% fixed long-term debt with final payment due January 2026	3,451	4,518
No interest rate long-term debt with final payment due September 2027	345	395
0.21% fixed long-term debt with final payment due December 2030	2,916	2,963
80% of six-month Euribor (360) plus a 0.95% spread long-term debt with final payment due January 2035	864	903
Three-month Euribor (360) plus a 2.00% spread long-term debt with final payment due December 2027	4,000	—
0.055% fixed long-term debt with final payment due December 2025	38	—
Total long-term borrowings	17,289	17,439
Less current installments	(5,806)	(3,862)
Long-term borrowings, excluding current installments	11,483	13,577

While in 2021 both the three-month and six-month Euribor (360) were negative, during 2022 they were positive as a result of increased inflation. Therefore, during 2022 actual range of rates are from 0.68% and 4.48%.

In March 2021, the Parent Company, following the sale of its former subsidiary IMPE S.p.A., assumed the residual debt of the loan received by IMPE S.p.A. in 2017 for a nominal amount of 1,000 to be repaid in monthly installments up to August 2022. This loan was paid off regularly in early January 2022.

In 2018, the Romanian subsidiary obtained a long-term debt from a financial institution, amounting to 206. Such loan has installments repayable on a monthly basis starting from October 2020 and ending in December 2022. This loan was paid off regularly in December 2022.

In November 2017, the Company incurred long-term debt for a 2,000 nominal amount with installments payable on a monthly basis and with final payment due June 2023. This long-term debt provides for variable interest installments determined based on the three-month Euribor (360) plus a 1.9% spread. The loan has a residual amount as at 31 December 2022 equal to zero since it was repaid early in January 2022.

A loan of nominal 10,000 was incurred in 2015 by the Romanian subsidiary. The loan was payable on a monthly basis starting from August 2015. In August 2017 and July 2019, the subsidiary negotiated a rescheduling of the loan’s repayment with the bank. In particular, the loan, remaining at year-end in the amount of 2,344 is due by August 2023, and the new amortisation schedule provides for monthly installments and a lump sum repayment of 1,944, due on maturity. The variable interest rate is six-month Euribor (360) plus a 2.5% spread. The loan is guaranteed by a mortgage on the Romanian plant for an amount of 16,628, and is subject to the following covenants: (a) cash receipts >= 60% turnover; (b) earnings before

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

interest, taxes, depreciation and amortisation (EBITDA) >= 4.5%; (c) net debt/EBITDA <= 3; (d) debt service cover ratio >= 1.35. The Romanian subsidiary was in compliance with the covenants required.

In May 2020, the Brazilian subsidiary obtained a long-term loan from a financial institution, amounting to 314. This loan has been obtained as part of the COVID-19 measures to support business approved by the Brazilian government. Such loan has installments repayable on a monthly basis starting from 2020, after the six-month interest-only period, and ending in October 2023. This long-term debt, of which 116 remains at year-end, provides for variable installments determined based on 11.76% interest rate.

In March 2021, the Romanian subsidiary obtained a long-term loan of 5,000 which provides for variable interest installments determined based on the six-month Euribor (360) plus a 2.75% spread. This loan, of which 3,215 remains at year-end, is backed by a 90% state-guarantee and ends in March 2025. The first installment, after the five-month interest only period, was paid on October 2021.

In July 2017, the Company incurred long-term debt for a 7,000 nominal amount with installments payable on a monthly basis, fixed interest rate of 2.3% and with final payment due January 2026. This long-term fixed-rate debt, of which 3,451 remains at year-end, is assisted by a mortgage on the properties located in Matera (Italy) for an amount of 14,000.

In March 2020, the Swiss subsidiary obtained a long-term loan from a financial institution, amounting to 378. This loan has been obtained as part of the COVID-19 measures to support business approved by the Swiss government. Such loan has installments repayable on a six-month basis starting from 2022 and ending in September 2027. This long-term debt, of which 345 remains at year-end, has no interest rate.

In December 2019, the Company incurred long-term debt for a 4,181 nominal amount with installments payable on semi-annual basis, fixed interest rate of 0.21% and with final payment due December 2030. This long-term debt, of which 2,916 remains at year-end, is guaranteed by a mortgage on the properties located in Ginosa, Laterza and Santeramo in Colle (Italy) for a total amount of 13,936.

In December 2019, one of the Italian subsidiaries incurred long-term debt for a 435 nominal amount with installments payable on semi-annual basis and with final payment due January 2035. This long-term debt, of which 863 remains at year-end following a further disbursement obtained in 2021, provides for variable interest installments determined based on the 80% of six-month Euribor (360) plus 0.95% spread. Such loan is guaranteed by a mortgage on the properties located in Pozzuolo del Friuli (Italy) for a total amount of 3,000.

In January 2022, the Parent obtained a long-term loan from a financial institution, amounting to 4,000. This loan, which is guaranteed by an Italian governmental authority, has been made available by the Italian government as part of the COVID-19 measures to support businesses. Such loan has installments repayable on a quarterly basis starting from January 2023, after the 12-month interest-only period, and ending in December 2027. This long-term debt provides for variable interest installments determined based on the three-month Euribor (360) plus a 2.00% spread.

In March 2022, the Parent obtained a long-term loan from a financial institution, amounting to 38. This loan, which is guaranteed by an Italian governmental authority, has been made available as part of the measures to support the participation by the Group to furniture fairs. Such loan has installments repayable on a semi-annual basis starting from June 2023, after the 12-month interest-only period, and ending in December 2025. This long-term debt provides for a 0.055% subsidized fixed interest installments.

During 2022 and 2021, the Company made all installment payments related to the aforementioned long-term borrowings.

Interest expense related to long-term borrowings for the years ended December 31, 2022, 2021 and 2020 is 423, 405 and 405, respectively. Interest due is paid with the related installment.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

20 Lease liabilities (non-current and current)

The non-current and current portion of the lease liabilities as at December 31, 2022 and 2021 is as follows:

	31/12/22	31/12/21
Non-current portion of the lease liabilities	41,024	46,592
Current portion of the lease liabilities	10,825	10,546
Total	51,849	57,138

Changes in the carrying amount of the lease liabilities for the year ended December 31, 2022 and 2021 are reported in the following tables.

	31/12/22	31/12/21
Balance at beginning of year	57,138	53,593
Additions for new leases	7,909	3,194
Interest expenses	2,877	2,603
Lease payments	(12,926)	(12,693)
Disposal of leases	(2,568)	(58)
Adjustments due to remeasurements	(227)	9,084
Adjustments due to modifications	(167)	41
Covid-19 rent concessions	(635)	(1,515)
Effect of translation adjustments	448	2,889
Balance at end of year	51,849	57,138

As at December 31, 2022, the incremental borrowing rate is within the range of 3% and 12% (the same range as at December 31, 2021).

The maturity analysis of the contractual undiscounted cash flows of the lease liabilities as at December 31, 2022 and 2021 are reported in the tables below.

	31/12/22	31/12/21
Less than one year	13,404	13,130
One to five years	35,116	38,419
More than five years	12,820	14,305
Total undiscounted lease liabilities	61,340	65,854

Some property leases contain extension options exercisable by the Group up to one year before the end of the non-cancellable contract period. Where practicable, the Group seeks to include extension options in new leases to provide operational flexibility. The extension options held are exercisable only by the Group and not by the lessors. The Group assesses at lease commencement date whether it is reasonably certain to exercise the extension options. The Group reassesses whether it is reasonably certain to exercise the options if there is a significant event or significant changes in circumstances within its control. The Group has estimated that the potential future lease payments, should it exercise the extension option, would result in an increase in lease liability of 26,254 (22,015 as at December 31, 2021).

The Group negotiated rent concessions with its landlords for some of its retail store leases as a result of the severe impact of the COVID-19 pandemic during the year. The Group applied the practical expedient for COVID-19-related rent concessions consistently to eligible rent concessions relating to its retail store leases. The amount recognised in profit or loss for the years ended December 31, 2022 and 2021 to reflect changes in lease payments arising from rent concessions to which the Group has applied the practical expedient for COVID-19-related rent concessions is 635 and 1,515, respectively.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

21 Employees’ leaving entitlement

Changes to employees’ leaving entitlement occurring during 2022 and 2021 are analysed as follows:

	31/12/22	31/12/21
Balance at beginning of year	15,588	15,747
Current service cost	80	103
Interest expense	151	51
Benefits paid	(446)	(940)
Actuarial losses/(gains)	(2,309)	627
Balance at end of year	13,064	15,588

The employees’ leaving entitlement refers to a defined benefit plan provided for by the Italian legislation due and payable upon termination of employment, assuming immediate separation (see note 4(q)).

The principal assumptions used in determining the present value of such defined benefit obligation (“DBO”) related to the employee benefit obligation are reported as follows:

	31/12/22	31/12/21
Annual discount rate	3.63%	0.98%
Annual future salary increase rate	2.30%	1.75%
Annual inflation rate	2.30%	1.75%
Annual DBO increase rate	3.23%	2.81%
Mortality	RG48 mortality tables published by the General State Accounting
Inability	National Institute for Social Security tables, by age and sex
Retirement	100% upon achievement of AGO requisites
Annual frequency of turnover	2.00%	2.00%
Annual frequency of DBO advances	2.00%	2.00%

A quantitative sensitivity analysis for significant assumptions impacting the DBO as at December 31, 2022 and 2021 is reported as follows:

	31/12/22	31/12/21
+1% on turnover rate	70	(118)
-1% on turnover rate	(76)	130
+0.25% on annual inflation rate	175	232
-0.25% on annual inflation rate	(172)	(227)
+0.25% on annual discount rate	(268)	(362)
-0.25% on annual discount rate	276	375

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

The following are the expected payments of the employees’ leaving entitlement in future years:

	31/12/22	31/12/21
Within 1 year	1,027	769
Between 2 and 5 years	2,857	3,223

The average duration of the defined benefit plan as at December 31, 2022 and 2021 are 9.5 and 10.5 years, respectively.

Employee benefits

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Share-based payment arrangements

The grant-date fair value of equity-settled share-based payment arrangements granted to employees is generally recognised as an expense, with a corresponding increase in equity, over the vesting period of the awards. The amount recognised as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognised is based on the number of awards that meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant-date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

A. Description of share-based payment arrangement

In 2022, the Group adopted a stock option plan.

In particular, on July 1, 2022, the extraordinary shareholders’ meeting of Natuzzi S.p.A. approved the “Natuzzi 2022-2026” Stock Option Plan for the Natuzzi Group’s key employees and directors (the “SOP”) and granted the Company’s Board of Directors the right to carry out an increase in the share capital of Natuzzi S.p.A., in one or more tranches, with the exclusion of preemptive rights that will be necessary to issue ordinary shares of the Company to the beneficiaries under the SOP.

On July 15, 2022, Natuzzi S.p.A. entered into an award agreement with each of three key officers of the Natuzzi Group having strategic functions. The award agreements have the following characteristics:

•
The beneficiaries of the awards have the right to exercise a predetermined number of options to purchase ordinary shares of Natuzzi S.p.A.;
•
The right to exercise options by each beneficiary is subject to the continuation of the relevant working relationship as specified in the individual award agreements;
•
If the continuation of the relevant working relationship requirement is met, then the beneficiary of the award will be entitled to exercise the options on the dates specified in the relevant individual award agreement;
•
The award agreement also regulates specific events such as termination of continuous service status, disability, death, change in control and delisting of Natuzzi S.p.A.

The ordinary shares of Natuzzi S.p.A. are listed on the New York Stock Exchange (“NYSE”) in the form of American Depositary Shares (“ADSs”), issued by a U.S. depositary bank. Each ADS represents 5 ordinary shares of Natuzzi S.p.A.

To determine the fair value of an option, it is necessary to compare the price of the underlying ADS of the Company with the strike price relating to each tranche subject to evaluation, the latter multiplied by 5, since each ADS represents 5 ordinary shares of Natuzzi S.p.A.

The terms and conditions of the award agreements entered into as at 31 December 2022 are set forth below.

Grant date/beneficiaries	Number of equity-based instruments	Vesting conditions	Contractual life of the options
Three key officers having strategic functions – July 15, 2022	562,512 ADSs equivalent to 2,812,560 ordinary shares	Continuous service status until the vesting date	From 1 to 6 years

In particular, the number of ordinary shares of Natuzzi S.p.A. that each of the three beneficiaries can subscribe for pursuant to the relevant award agreements is broken down below and shown in terms of ADS equivalent.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Vesting Date	Beneficiary 1	Beneficiary 2	Beneficiary 3	Total
15/Aug/22	36,533	6,583	44,000	87,116
31/May/23	54,800	9,874	33,000	97,674
31/May/24	54,800	9,874	38,338	103,012
31/May/25	73,067	13,165	5,338	91,570
31/May/26	73,067	13,165	5,338	91,570
31/May/27	73,067	13,165	5,338	91,570
Total	365,334	65,826	131,352	562,512

The date by which the options can be exercised is December 31, 2027 for beneficiaries 1 and 2 and December 31 of each vesting year up to December 31, 2027 for beneficiary 3. In particular, beneficiary 3 has been granted two sets of stock options with different exercise prices: the first set vesting through December 31, 2024 and granting such beneficiary the right to subscribe for up to 550,000 ordinary shares of Natuzzi S.p.A. (equivalent to 110,000 ADSs) and the second set vesting through December 31, 2027 and granting such beneficiary the right to subscribe for up to 106,760 ordinary shares of Natuzzi S.p.A. (equivalent to 21,352 ADSs).

B. Measurement of fair values

The fair value of the stock options granted to each of the three beneficiaries has been measured based on the binomial tree model by Cox, Ross e Rubinstein (binomial tree lattice model). Service and non-market performance conditions attached to the arrangements were not taken into account in measuring fair value.

The inputs used in the measurement of the fair values at grant date of the stock options were as follows:

Input data	Beneficiary 1	Beneficiary 2	Beneficiary 3 (sub 1)	Beneficiary 3 (sub 2)
Fair value of the ADS option at grant date	$4.3900	$4.3000	$4.5300	$3.3700
EURUSD exchange rate at grant date	n.a.	n.a.	1.0059	n.a.
Closing price of the ADS at grant date	$8.8700	$8.8700	$8.8700	$8.8700
Currency of the exercise price	U.S. dollar	U.S. dollar	Euro	U.S. dollar
Exercise price	$14.5950	$15.3450	$5.0295	$15.6000
Expected volatility of the stock price (weighted-average)	67.73%	67.73%	67.73%	67.73%
Expected volatility of the EURUSD exchange rate	n.a.	n.a.	7.27%	n.a.
Expected life (weighted-average) *	2.72 years	2.72 years	0.51 years	0.59 years
Expected dividends	—	—	—	—
Risk-free interest rate (based on government bonds)	2.80%	2.80%	2.80%	2.80%

(*) average of the different vesting dates.

Expected volatility has been based on an evaluation of the historical volatility of both the price of the underlying ADSs of Natuzzi S.p.A. and EURUSD exchange rate, in particular by considering the relevant time series of the preceding 260 business days.

The total fair value of the SOP as at July 15, 2022, as determined by the abovementioned financial method, was equal to $2,458,542.

C. Reconciliation of outstanding share options

The number and weighted-average exercise prices of the stock options granted in 2022 are the following:

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

	Number of options (ADS)	Weighted-average exercise price (ADS)
Outstanding as at January 1, 2022	—	—
Granted during the year	562,512	$12.85
Forfeited during the year	—	—
Exercised during the year	44,000	$5.03
Outstanding as at December 31, 2022	518,512	$13.51
Exercisable as at December 31, 2022	43,116	$14.71

There are no further options granted during the year in addition to those granted on 15 July 2022. Furthermore, since the Group did not have a stock option plan in 2021 and 2020, no comparative information has been provided.

As at December 31, 2022, only one beneficiary exercised the vested portion of its options (August 15, 2022 being the vesting date), by subscribing for 220,000 ordinary shares (equivalent to 44,000 ADSs) at the exercise price of €1.00 per ordinary share (equal to €5.00 per ADS), and paying 25% of the applicable purchase price equal to 55,000. At the same time, upon the capital increase of 220,000, Natuzzi S.p.A. recognized a receivable from the same beneficiary for the unpaid portion of the purchase price equal to 165,000.

22 Contract liabilities (non-current and current)

Contract liabilities as at December 31, 2022 and 2021 consist of the following:

	31/12/22	31/12/21
Advance payments from customers	15,735	19,206
Deferred income from licensing of Natuzzi’s trademarks	5,960	6,343
Deferred revenue for Natuzzi Display System	2,049	2,178
Deferred revenue for Service-Type Warranty	406	475
Total contract liabilities	24,150	28,202
Less current portion	(17,124)	(20,797)
Non-current portion	7,026	7,405

“Advance payments from customers” are related to considerations received by the Group upon sale of the Group’s products, and before their delivery to end customers.

“Deferred income from licensing Natuzzi’s trademarks” refers to the deferral of revenue deriving from licensing Natuzzi’s Trademarks, to the former subsidiary Natuzzi Trading Shanghai. Such revenue, in the amount of 5,960 (net of the elimination of intercompany profit on the transaction), has been deferred over the useful life (20 years) of the licensed trademarks.

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

The amount of revenue recognised for the years ended December 31, 2022, 2021 and 2020 that was included in the opening contract liabilities balance amounts to 20,797, 16,150 and 14,014, respectively.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

23 Provisions (non-current and current)

Provisions as at December 31, 2022 and 2021 consist of the following:

	31/12/22	31/12/21
Provision for legal claims	8,626	9,403
Provision for tax claims	64	229
Provision for warranties	3,114	2,839
Termination indemnities for sales agents	742	940
Total provisions	12,546	13,411
Less current portion	(3,114)	(2,839)
Non-current portion	9,432	10,572

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

Changes in the above provisions for the years ended December 31, 2022 and 2021 are analysed as follows:

	Provision for legal claims	Provision for tax claims	Provision for warranties	Termination indemnities for sales agents	Total
Balance as at December 31, 2020	12,865	360	3,745	1,049	18,019
Provisions made during the year	1,110	—	455	237	1,802
Provisions used during the year	(4,572)	(105)	(1,339)	(346)	(6,362)
Provisions reversed during the year	—	(26)	(22)	—	(48)
Balance as at December 31, 2021	9,403	229	2,839	940	13,411
Provisions made during the year	4,785	—	1,774	75	6,634
Provisions used during the year	(4,888)	(165)	(1,499)	(273)	(6,825)
Provisions reversed during the year	(674)	—	—	—	(674)
Balance as at December 31, 2022	8,626	64	3,114	742	12,546

As at December 31, 2022, the provision for legal claims refers for 7,163 (8,608 as at December 31, 2021) to the probable contingent legal liability related to legal procedures initiated by 147 workers against the Company for the misapplication of the social security procedure “CIGS—Cassa Integrazione Guadagni Straordinaria”. According to the “CIGS” procedure, the Company pays a reduced salary to the worker for a certain period of time based on formal agreements signed with the Trade Unions and other Public Social parties. In particular, these 147 workers are claiming in the legal procedures that the Company applied the “CIGS” during the period from 2004 to 2016 without foreseeing any time rotation. In May 2017, the Company received from the Italian Supreme Court of Justice (“Corte di Cassazione”) an adverse verdict for the above litigation related only to two workers. Based on this unfavorable verdict, the Company, with the support of its legal counsel, has assessed that the liability for legal procedures initiated by all the 147 workers is 7,163.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

24 Deferred income for government grants

Changes in the carrying amount of deferred income for government grants for the years ended December 31, 2022 and 2021 are analysed as follows:

	31/12/22	31/12/21
Balance at beginning of year	12,754	12,458
Additions	1,204	1,725
Credit to profit or loss	(1,716)	(1,429)
Balance at end of year	12,242	12,754

Government grants are related to benefits the Group obtained in 2022 and previous years from the Italian government as part of the incentive programs for under-industrialised regions in Southern Italy. They have been received to compensate the Group for the purchase of certain items of property, plant and equipment and for certain expenses mainly related to research projects. Deferred income for grants related to property, plant and equipment are credited to profit or loss on a straight-line basis over the expected lives of the related assets. Deferred income for grants related to expenses are credited to profit or loss in the periods in which the costs are recognised.

There are no unfulfilled conditions or contingencies attached to these grants, except for that in accordance with the terms of some grants, the Group is prohibited from selling certain items of property, plant and equipment for a period of five years from the date on which the related grant was finally approved by the Italian governmental agency. As at December 31, 2022 the carrying amount of those property, plant and equipment that were actually realized in 2022 amounted to 4,665.

25 Bank overdrafts and short-term borrowings

Bank overdrafts and short-term borrowings as at December 31, 2022 and 2021 are analysed as follows:

	31/12/22	31/12/21
Bank overdrafts	1,754	1,223
Borrowings related to a recourse factoring agreement	17,307	26,341
Borrowings secured with trade receivables not part of factoring agreement	9,703	8,327
Borrowings unsecured	490	256
Total	29,254	36,147

The weighted average interest rates on the bank overdrafts and short-term borrowings for the years ended December 31, 2022 and 2021 are as follows:

	2022	2021
Bank overdrafts	5.12%	5.53%
Borrowings	3.30%	3.92%

As at December 31, 2022, the unused portion of credit facilities available to the Group, for which no commitment fees are due, amount to 24,307 (14,947 as at December 31, 2021). Such unused portion is related to a recourse factoring agreement for export-related trade receivables (21,330), borrowings to be secured with trade receivables (728) and bank overdrafts (2,249).

26 Trade payables

Trade payables as at December 31, 2022 and 2021 are analysed as follows:

	31/12/22	31/12/21
Invoices received - supplier not part of factoring facility	42,609	52,110
Invoices received - supplier factoring facility	14,294	13,581
Accruals for invoices to be received	21,496	23,524
Total	78,399	89,215

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Trade payables mainly represent amounts payable for purchases of goods and services in Italy and abroad.

Trade payables include amounts due to related parties amounting to 59 and nil as at December 31, 2022 and 2021, respectively (see note 42).

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

The Parent has not derecognised the original liabilities to which the arrangement applies because neither a legal release was obtained nor was the original liability substantially modified on entering into the arrangement. From the Parent’s perspective, the arrangement does not significantly extend payment terms beyond the normal terms agreed with other suppliers that have not elected to participate in the program. The Parent, therefore, presents the amounts factored by these suppliers as trade payables because the nature and function of the financial liability remain the same as those of other trade payables but discloses disaggregated amounts in this note. All payables under the SCF program are classified as current as at December 31, 2022 and 2021.

The payments to the bank are included within operating cash flows because they continue to be part of the Group’s normal operating cycle and their principal nature remains operating – i.e., payments for the purchase of goods and services.

27 Other payables

Other payables as at December 31, 2022 and 2021 are analysed as follows:

	31/12/22	31/12/21
Salaries and wages	9,503	7,991
Social security contributions	6,179	5,898
Vacation accrual	4,342	4,397
Withholding taxes on payroll and on others	1,886	2,000
Advance payment from the Parent’s majority shareholder	2,500	2,500
Other accounts payable	9,912	8,667
Total	34,322	31,453

As at December 31, 2022, the amount of 2,500 refers to the payment received from the Parent’s majority shareholder and to be reimbursed in September 2023, as the Board of Directors of the Company did not call a shareholders' meeting to resolve upon the increase in share capital. Specifically, in light of the extraordinary challenges imposed by COVID-19 on the Group, on February 28, 2020, the Parent’s majority shareholder entered into an agreement with it setting forth its undertaking, should the Parent so request, to make advance payments of up to 15,000 to satisfy the subscription price of a future rights issue. On February 28, 2020, the Parent requested an initial payment of 2,500 which it received on March 2, 2020. Therefore, as at December 31, 2022, the amount of 2,500 to be paid back to the majority shareholder has been included in the caption “Other payables” of the statement of financial position.

28 Other liabilities

Other liabilities as at December 31, 2022 and 2021 are analysed as follows:

	31/12/22	31/12/21
Advance payments for government grants	—	412
Total	—	412

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

As at December 31, 2022 and 2021, advance payments for government grants are related to considerations received by the Parent for government grants obtained for next years’ purchases of some property, plant and equipment and next years’ expenses related to research projects. In 2022, the Parent Company fully spent the advance payments received.

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

The tables below summarise in euro equivalent the contractual amounts of forward exchange contracts used to hedge principally future cash flows from trade receivables and sale orders as at December 31, 2022 and 2021.

	31/12/22	31/12/21
British pounds	13,753	14,723
U.S. dollars	11,598	20,532
Euro	9,720	12,192
Chinese renminbi	7,428	—
Australian dollars	1,624	1,826
Japanese yen	861	1,152
Canadian dollars	—	812
Swedish kroner	—	99
Total	44,984	51,336

The following tables present information regarding the contract amount in euro equivalent amount and the estimated fair value of all of the Group’s forward exchange contracts. Contracts with net unrealized gains are presented as “assets” and contracts with net unrealized losses are presented as “liabilities”.

	2022		2021
	Contract amount	Unrealised gains/(losses)	Contract amount	Unrealised gains/(losses)
Assets	38,474	925	18,159	96
Liabilities	6,510	(66)	33,177	(691)
Total	44,984	859	51,336	(595)

As at December 31, 2022 and 2021, the forward exchange contracts have a net unrealized income 859 and expense of 595, respectively. These amounts are recorded in net exchange rate gains/(losses) in the consolidated statements of profit or loss (see note 37).

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

A. Accounting classification of financial assets and financial liabilities

The following tables show the classification and carrying amounts of Group’s financial assets and financial liabilities as at December 31, 2022 and 2021.

Financial assets	31/12/22	31/12/21
Financial assets measured at amortised cost
Other non-current receivables	5,894	4,854
Trade receivables	39,056	41,259
Other current receivables	16,279	11,018
Cash and cash equivalents	54,475	53,472
Total (a)	115,704	110,603
Financial assets measured at fair value
Forward exchange contracts	925	96
Total (b)	925	96
Total financial assets (a+b)	116,629	110,699

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

Financial liabilities	31/12/22	31/12/21
Financial liabilities measured at amortised cost
Long-term borrowings	17,289	17,439
Lease liabilities	51,849	57,138
Bank overdrafts and short-term borrowings	29,254	36,147
Trade payables	78,399	89,215
Other payables	34,322	31,453
Total (a)	211,113	231,392
Financial liabilities measured at fair value
Forward exchange contracts	66	691
Total (b)	66	691
Total financial liabilities (a+b)	211,179	232,083

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

The following tables show the carrying amount and fair value of Group’s financial assets and financial liabilities as at December 31, 2022 and 2021, other than those with carrying amount that are reasonable approximation of fair value.

	31/12/22		31/12/21
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Forward exchange contracts	925	925	96	96
Financial liabilities
Floating-rate borrowings	10,423	10,540	9,347	9,552
Fixed rate borrowings	6,866	7,925	8,092	9,308
Total long-term borrowings	17,289	18,465	17,439	18,860
Forward exchange contracts	66	66	691	691

As at December 31, 2022 and 2021, the fair value measurement hierarchy of the forward exchange contracts and long-term borrowings is “significant observable inputs” (level 2).

There were no transfers between level 1 (quoted prices in active markets) and level 2 during 2022 and 2021. There were no level 3 (significant unobservable inputs) fair values estimated as at December 31, 2022 and 2021.

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

The fair values of the Group’s interest-bearing borrowings are determined using the discounted cash flow method. The discount rate used reflects the issuer’s borrowing rate as at the end of the reporting period. The own non-performance risk as at December 31, 2022 and 2021 is determined to be insignificant.

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

Impairment losses on financial assets recognised in profit or loss for the years ended December 31, 2022, 2021 and 2020 are related mainly to trade receivables and are as follows:

	2022	2021	2020
Impairment loss on trade receivables	331	110	1,802

For the year ended December 31, 2022, the Group accrued an impairment loss on trade receivables of 331.

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

Furthermore, the Group limits its exposure to credit risk from trade receivables by establishing a maximum payment period in the range of 30-90 days for individual customers. During 2022, the Group extended the credit terms to up to 120 days for certain customers who placed orders concerning the fitting out of the point of sale (so-called "sampling" orders). All extensions were granted within current sales limits after careful consideration of the creditworthiness of the customer and each customer that was granted an extension is closely monitored for credit deterioration. In order to mitigate credit risk, sales to distributors or retailers for which no payment extensions are granted due to an uncertain creditworthiness assessment, are required to be settled in cash (“cash against documents”, “cash on delivery”, “payment in advance”). Furthermore, sales to the end consumers are also required to be settled in cash or using major credit cards, thus mitigating the credit risk.

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

The Group evaluates the concentration of risk with respect to trade receivables and revenue as low, as its customers are located in several jurisdictions and operate in largely independent markets (see notes 15 and 31). Furthermore, as at December 31, 2022, 2021 and 2020, the Group had one customer, the joint venture Natuzzi Trading Shanghai, whose purchases exceeded 5% of revenue and trade receivables (see note 42).

	31/12/22	31/12/21	31/12/20
Revenue	59,838	48,457	38,401
Trade receivables	5,314	6,953	5,961

As at December 31, 2022 and 2021, insured and non-insured trade receivables are as follows:

	31/12/22	31/12/21
Insured trade receivables	25,624	26,459
Non-insured trade receivables	19,036	20,125
Gross trade receivables	44,660	46,584
Provision for doubtful accounts	(5,604)	(5,325)
Net trade receivables	39,056	41,259

As at December 31, 2022 and 2021 the ageing of trade receivables is as follows:

	31/12/22	31/12/21
Current (not past due)	29,111	30,146
From 1 to 29 days past due	7,158	7,854
From 30 to 60 days past due	1,355	1,030
From 61 to 90 days past due	563	355
More than 90 days past due	6,473	7,199
Gross trade receivables	44,660	46,584
Provision for doubtful accounts	(5,604)	(5,325)
Net trade receivables	39,056	41,259

The movements in the provision for doubtful accounts in respect of trade receivables for the years ended December 31, 2022 and 2021 are reported in note 15.

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

Set out below is the information about the credit risk exposure on the Group’s trade receivables using a provision matrix as at December 31, 2022 and 2021, further to the adoption of IFRS 9.

December 31, 2022

	Days past due
	<30 days	30-60 days	61-90 days	> 90 days	Total
Trade receivables subject to collective valuation	2,332	68	84	30	2,514
Trade receivables subject to specific valuation					42,146
Total gross carrying amount					44,660
Default rate	0.53%	5.46%	17.08%	43.47%
Expected credit loss	12	4	14	13	43

December 31, 2021

	Days past due
	<30 days	30-60 days	61-90 days	> 90 days	Total
Trade receivables subject to collective valuation	15,783	266	6	—	16,055
Trade receivables subject to specific valuation					30,529
Total gross carrying amount					46,584
Default rate	0.54%	5.55%	12.71%	28.86%
Expected credit loss	85	15	1	—	101

(ii-b) Other receivables

As at December 31, 2022 and 2021 other receivables current and non-current amount to 22,173 and 15,872, respectively. Such receivables are considered to have a low credit risk and the impairment loss has been measured on a 12-months expected credit loss basis. Management considers its other receivables to have a low credit risk as they have a low risk of default and their counterparties are able to meet their contractual cash flow obligations in the short-term. As at December 31, 2022 and 2021 the identified impairment loss of other receivables is immaterial.

(ii-c) Cash and cash equivalents

As at December 31, 2022 and 2021 the Group has cash and cash equivalents of 54,475 and 53,472, respectively. Indeed, the Group considers its cash and cash equivalents to have a low credit risk based on the external credit ratings of the financial institutions. Indeed, the Group’s cash and cash equivalents are held with financial institutions, which have external credit risk ratings that are equivalent to the understood definition of “investment grade”. Impairment of cash and cash equivalents has been measured on a 12-months expected credit loss basis and reflects the short-term nature of the exposures. As at December 31, 2022 and 2021 the identified impairment loss of cash and cash equivalents is immaterial.

(ii-d) Derivative financial instruments

Domestic currency swaps (see note 29) are entered into with financial institutions that have outstanding external credit ratings (“investment grade”). As at December 31, 2022 and 2021 the identified impairment loss of the favourable domestic currency swaps is immaterial.

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

The Group aims to maintain the level of its cash and cash equivalents at an amount in excess of expected cash outflows on financial liabilities over the next 60 days. The Group also monitors the level of expected cash inflows on trade and other receivables together with expected cash outflows on trade and other payables. As at December 31, 2022, the expected cash flows from trade and other receivables maturing within two months were in excess of the expected cash outflows for trade and other payables due within two months. This excludes the potential impact of extreme circumstances that cannot reasonably be predicted.

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

The steps taken by the Group in 2020, 2021 and 2022 to respond to possible future liquidity constraints, arising from the COVID-19 pandemic and from the effects of inflation and increased interest rates, together with the impact of those steps on the consolidated financial statements include the following.

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
—
Following the “Share Sell and Purchase agreement” (the “Agreement”) signed with Vita Group on January 8, 2021, on March 1, 2021, the Parent sold its entire interest in the subsidiary IMPE S.p.A. for a consideration of 8,202, of which the last tranche was collected in March 2022 (see note 7).
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
—
In January 2022, the Parent obtained a long-term loan from a financial institution, amounting to 4,000. This loan, which is guaranteed by an Italian governmental authority, has been made available by the Italian government as part of the COVID-19 measures to support businesses. Such loan has installments repayable on a quarterly basis starting from January 2023, after the 12-month interest-only period, and ending in December 2027. This long-term debt provides for variable interest installments determined based on the three-month Euribor (360) plus a 2.00% spread (see note 19).
—
In March 2022, the capital increase of Natuzzi Singapore took place, fully subscribed by a new shareholder who acquired a 20% stake for a consideration of 4,885 (see note 2).

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The tables below summarize the remaining contractual maturities of financial liabilities as at December 31, 2022 and 2021. The amounts are gross and undiscounted, and include contractual interest payments and exclude the impact of netting agreements.

December 31, 2022

	Less than 2 months	2 to 12 months	1 to 2 years	2 to 5 years	More than 5 years	Total
Long-term borrowings	577	6,015	4,124	5,534	2,273	18,523
Lease liabilities	1,895	11,509	10,190	24,926	12,820	61,340
Bank overdrafts and short-term borrowings	29,254	—	—	—	—	29,254
Trade and other payables	34,322	78,399	—	—	—	112,721
Losses on derivative financial instruments	66	—	—	—	—	66
Total financial liabilities	66,114	95,923	14,314	30,460	15,093	221,904

December 31, 2021

	Less than 2 months	2 to 12 months	1 to 2 years	2 to 5 years	More than 5 years	Total
Long-term borrowings	774	3,981	5,935	6,006	2,807	19,503
Lease liabilities	1,889	11,241	12,760	25,659	14,305	65,854
Bank overdrafts and short-term borrowings	36,147	—	—	—	—	36,147
Trade and other payables	31,453	89,215	—	—	—	120,668
Losses on derivative financial instruments	691	—	—	—	—	691
Total financial liabilities	70,954	104,437	18,695	31,665	17,112	242,863

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

In addition, the following is to be considered: (a) as at December 31, 2022, the Group has unused credit lines of 24,307 (see note 25); (b) the Company can use the credit facilities of its subsidiaries adhering to the cash pooling contract in place; from time to time, the Company evaluates the adequacy of such credit facilities, requesting additional facilities as needed; (c) the Group holds cash at foreign subsidiaries, that can be withdrawn by the Company subject to the approval of a dividend distribution; some of these dividends are subject to withholding taxes; (d) the Company can apply for long-term borrowings to sustain long-term investments; (e) there are no significant liquidity risk concentrations, both on financial assets and on financial liabilities.

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

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s long-term borrowings obligations with floating interest rates. The Group manages its interest rate risk by having a portfolio of fixed and variable rate borrowings. As at December 31, 2022, approximately 39.7% of the Group’s borrowings were at a fixed rate of interest (2021: 46.4%). No derivative financial instruments were entered into by the Group to manage the cash flow risk on floating interest-rate borrowings.

The following tables demonstrate the sensitivity to a reasonably possible change in interest rates on that portion of loans and borrowings affected. With all other variables held constant, the Group’s profit before tax is affected through the impact on floating rate borrowings as follows:

	Increase/decrease in basis points	Effect on profit before tax
December 31, 2022	+45	(52)
December 31, 2022	-45	52
December 31, 2021	+45	(43)
December 31, 2021	-45	43
December 31, 2020	+45	(38)
December 31, 2020	-45	38

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

The following tables demonstrate the sensitivity to a reasonably possible change in foreign exchange rates, with all other variables held constant.

The Group’s profit before tax is affected through the change in foreign in exchange rates as follows:

	Change in foreign exchange rates	Effect on profit before tax
December 31, 2022	+5%	4,287
December 31, 2022	-5%	(4,798)
December 31, 2021	+5%	5,381
December 31, 2021	-5%	(5,113)
December 31, 2020	+5%	2,161
December 31, 2020	-5%	(2,447)

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

As at December 31, 2022 and 2021 the Group’s financial assets and financial liabilities denominated in foreign currency are as follows:

Financial assets	31/12/22	31/12/21
Trade receivables	25,055	29,434
Cash and cash equivalents	45,820	48,014
Total financial assets	70,875	77,448

Financial liabilities	31/12/22	31/12/21
Long-term borrowings	461	611
Lease liabilities	35,602	37,643
Bank overdraft and short-term borrowings	14,668	24,783
Trade payables	27,169	35,524
Total financial liabilities	77,900	98,561

As at December 31, 2022 and 2021, the summary quantitative data about Group’s exposure to currency risk as reported to the management of the Group is as follows:

December 31, 2022

	Financial Assets (a)	Financial liabilities (b)	Net Exposure (c) = (a)-(b)
U.S. dollars	35,160	41,618	(6,458)
Chinese Yuan	14,681	8,206	6,475
British pounds	9,499	10,089	(590)
Brazilian Reais	4,457	2,371	2,086
Canadian dollars	397	427	(30)
Romanian Leu	2,723	8,732	(6,009)
Mexican pesos	1,713	1,850	(137)
Other	2,245	4,607	(2,362)
Total	70,875	77,900	(7,025)

December 31, 2021

	Financial Assets (a)	Financial liabilities (b)	Net Exposure (c) = (a)-(b)
U.S. dollars	29,658	46,930	(17,272)
Chinese Yuan	18,927	14,192	4,735
British pounds	15,027	16,664	(1,637)
Brazilian Reais	4,334	2,435	1,899
Canadian dollars	2,263	1,290	973
Mexican pesos	1,395	1,883	(488)
Romanian Leu	666	7,934	(7,268)
Other	5,178	7,233	(2,055)
Total	77,448	98,561	(21,113)

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

(v) Reconciliation of movements of liabilities to cash flows arising from financing activities

The following tables show the reconciliation of movements of financial liabilities to cash flows arising from financing activities for the three years ended December 31, 2022, 2021 and 2020.

December 31, 2022

	Jan. 1, 2022	Cash outflows	Cash inflows	Changes in fair value	Other changes	Dec. 31, 2022
Long-term borrowings	17,439	(4,473)	4,038	—	286	17,290
Lease liabilities	57,138	(10,049)	—	—	4,760	51,849
Short-term borrowings	34,924	(7,424)	—	—	—	27,500
Bank overdrafts	1,223	—	531	—	—	1,754
Non-controlling interests	1,511	(551)	1,739	—	1,999	4,698
Total liabilities from financing activities	112,235	(22,497)	6,308	—	7,045	103,091

Bank overdrafts are used only for cash management purposes.

December 31, 2021

	Jan. 1, 2021	Cash outflows	Cash inflows	Changes in fair value	Other changes	Dec. 31, 2021
Long-term borrowings	16,426	(4,788)	5,873	—	(72)	17,439
Lease liabilities	53,593	(10,090)	—	—	13,635	57,138
Short-term borrowings	28,701	—	6,210	—	13	34,924
Bank overdrafts	2,111	(888)	—	—	—	1,223
Non-controlling interests	1,020	(545)	144	—	892	1,511
Total liabilities from financing activities	101,851	(16,311)	12,227	—	14,468	112,235

Bank overdrafts are used only for cash management purposes.

December 31, 2020

	Jan. 1, 2020	Cash outflows	Cash inflows	Changes in fair value	Other changes	Dec. 31, 2020
Long-term borrowings	18,412	(2,675)	875	—	(186)	16,426
Lease liabilities	57,367	(9,907)	—	—	6,133	53,593
Short-term borrowings	22,196	—	6,518	—	(13)	28,701
Bank overdrafts	1,974	—	137	—	—	2,111
Non-controlling interests	1,692	(388)	—	—	(284)	1,020
Total liabilities from financing activities	101,641	(12,970)	7,530	—	5,650	101,851

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

Types of goods	2022	2021	2020
Sale of upholstery furniture	398,768	373,936	280,210
Sale of home furnishing accessories	54,478	39,803	33,325
Sale of polyurethane foam	5,208	7,660	6,848
Sale of other goods	10,033	5,976	7,960
Total	468,487	427,375	328,343

The sale of upholstery furniture includes the following categories: stationary furniture (sofas, loveseats and armchairs), sectional furniture, motion furniture, sofa beds and occasional chairs, including recliners and massage chairs.

Geographical markets	2022	2021	2020
Europe, Middle East and Africa	215,596	197,584	165,025
Americas	165,453	157,373	99,383
Asia-Pacific	87,438	72,418	63,935
Total	468,487	427,375	328,343

Geographical location of customers	2022	2021	2020
United States of America	119,749	117,012	73,676
Italy	61,284	53,157	46,269
China	59,358	48,857	38,339
United Kingdom	55,300	45,864	36,463
Spain	16,037	15,864	13,039
Brazil	15,544	14,166	8,641
Canada	15,033	13,127	9,233
Mexico	10,594	7,509	4,829
Australia	9,864	6,335	6,867
Belgium	8,084	9,250	7,281
South Korea	6,150	7,574	7,151
Israel	5,804	5,236	3,997
Other countries (none greater than 5%)	85,686	83,424	67,238
Total	468,487	427,375	328,343

Distribution channels	2022	2021	2020
Wholesale (distributors and retailers)	386,421	359,021	274,070
Directly operated stores (end consumers)	82,066	68,354	54,273
Total	468,487	427,375	328,343

Brands	2022	2021	2020
Natuzzi Editions	213,481	203,849	152,452
Natuzzi Italia	191,624	156,977	115,155
Private label	48,141	52,922	45,928
Other	15,241	13,627	14,808
Total	468,487	427,375	328,343

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Timing of revenue recognition	2022	2021	2020
Goods transferred at a point in time	467,255	426,200	326,705
Goods and services transferred over time	1,232	1,175	1,638
Total	468,487	427,375	328,343

(iii) Contract balances

The following table provides information about receivables and contract liabilities from contracts with customers.

	31/12/22	31/12/21
Trade receivables	39,056	41,259
Contract liabilities	24,150	28,202

Reference should be made to note 15 “Trade receivables” and note 22 “Contract liabilities (non-current and current)” for details about such contract balances.

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

The transaction price allocated to the remaining performance obligations (partially unsatisfied) as at December 31, 2022 and 2021 is as follows:

	31/12/22	31/12/21
Sale of the license for Natuzzi trademarks
Within a year	383	383
More than a year	5,577	5,960
Total	5,960	6,343
Sale of Natuzzi Display System
Within a year	849	1,009
More than a year	1,200	1,169
Total	2,049	2,178
Sale of Service-Type Warranties
Within a year	157	199
More than a year	249	276
Total	406	475

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

32 Cost of sales

Cost of sales is analysed as follows:

	2022	2021	2020
Opening inventories	80,211	63,909	69,685
Purchases of raw materials	152,181	161,625	105,643
Purchases of finished products	27,751	23,169	15,161
Labour costs	86,352	80,346	71,937
Depreciation and amortisation	8,356	7,895	10,144
Third party manufacturers costs	1,587	2,172	2,829
Other manufacturing costs	19,250	15,922	14,853
Government grants related to PPE	(1,414)	(1,252)	(1,192)
Closing inventories	(70,120)	(80,211)	(63,909)
Total	304,154	273,575	225,151

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The line item “Depreciation and amortisation” includes the depreciation expenses of property plant and equipment and right-of-use assets used in the production of finished goods.

33 Other income and other expenses

Other income is analysed as follows:

	2022	2021	2020
Gain on disposal of certain items of property	157	2,105	—
VAT relief	1,573	1,395	755
Reimbursements	1,289	580	498
Release of provisions for contingent liabilities	—	—	100
Other	3,505	2,334	2,529
Total	6,524	6,414	3,882

The Romanian subsidiary sold some assets recognizing the capital gain of 151 and the remaining capital gain derives from minor disposals. In 2021, the capital gains on disposals made by the Group were 2,105.

During 2022, 2021 and 2020 the Brazilian subsidiary obtained a VAT relief of 1,573, 1,395 and 755, respectively, connected to local tax rules on VAT payments.

During 2022, 2021 and 2020, the Company recorded reimbursements of 1,289, 580 and 498, respectively, related to the positive outcome of litigation started in previous years.

The item "Other" includes the revenues deriving from active leases obtained by an American subsidiary for 620, as well as contributions from the sale of photovoltaic energy and other minor items.

Other expenses amounted to 1,678 in 2022 and mainly concern a legal dispute in Brazil for 979, in addition to some minor costs incurred by the Group and not related to cost of sales, selling and administrative expenses.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

34 Selling expenses

Selling expenses are analysed as follows:

	2022	2021	2020
Shipping and handling costs	55,912	54,672	28,749
Labour costs	24,615	24,241	20,077
Depreciation and amortisation	11,832	11,819	12,441
Customs duties	7,929	10,614	6,958
Commissions to sales representatives	7,318	7,503	5,403
Advertising expenses	6,193	5,576	4,837
Utilities	3,675	2,668	2,149
Fairs	1,050	807	591
Other insurance costs	1,034	946	843
Impairment of non-financial assets	890	1,188	2,450
Leases	785	607	483
Promotions	661	655	409
Advisory services	611	546	284
Insurance costs on trade receivables	567	347	578
Samples	546	687	582
COVID-19 government grants	—	(299)	(1,534)
COVID-19 rent concessions	(635)	(1,515)	(1,799)
Other	1,941	569	1,017
Total	124,924	121,631	84,518

Due to the adoption of “COVID-19-Related Rent Concessions - Amendment to IFRS 16” issued on 28 May 2020 (see note 5(A)), the Group recognised lease incentives of 635, 1,515 and 1,799 as a reduction of the selling expenses for the year ended December 31, 2022, 2021 and 2020, respectively.

35 Administrative expenses

Administrative expenses are analysed as follows:

	2022	2021	2020
Labour costs	19,447	17,342	15,578
Professional services costs	3,151	3,690	4,409
Indirect taxes	2,177	3,617	2,354
Directors and audit committee fees	1,895	1,868	736
Office and software maintainance	2,138	1,784	1,502
Depreciation and amortisation	1,462	1,657	1,580
Travel expenses	2,689	1,388	868
Mail and Phone	550	519	523
Printing and Stationery	570	354	278
Car costs	467	257	195
Government grants related to PPE	(59)	(54)	(49)
Other	987	880	1,470
Total	35,474	33,302	29,444

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

36 Finance income and costs

Finance income is analysed as follows:

	2022	2021	2020
Interest income from financial institutions	29	39	171
Other interest income	839	186	146
Total	868	225	317

Finance costs are analysed as follows:

	2022	2021	2020
Interest expenses due to financial institutions	2,564	1,857	1,803
Interests expenses related to lease liabilities	2,877	2,584	2,613
Other interest expenses	1,033	276	1,546
Financial institution commissions	2,067	2,069	1,869
Total	8,541	6,786	7,831

37 Net exchange rate gains/(losses)

Net exchange rate gains/(losses) are analysed as follows:

	2022	2021	2020
Net realised gains/(losses) on derivative instruments	(1,663)	(1,428)	317
Net realised gains/(losses) on trade receivables and payables	530	4,612	(2,793)
Total net realised gains/(losses) (a)	(1,133)	3,184	(2,476)
Net unrealised gains/(losses) on derivative instruments	1,454	(454)	486
Net unrealised gains/(losses) on trade receivables and payables	2,286	(144)	(1,507)
Net unrealised gains/(losses) on non-monetary assets	(179)	(720)	(404)
Total net unrealised gains/(losses) (b)	3,561	(1,318)	(1,425)
Total realised and unrealised exchange rate gains/(losses) (a+b)	2,428	1,866	(3,901)

“Net unrealised gains/(losses) on non-monetary assets” refers to the remeasurement of non-monetary assets of the subsidiary Italsofa Romania , since such entity has the same functional currency as the Parent, namely the Euro (see note 4(c)(ii)).

38 Income tax expense

Italian companies are subject to two enacted income taxes at the following rates:

	2022	2021	2020
IRES (state tax)	24.00%	24.00%	24.00%
IRAP (regional tax)	4.82%	4.82%	4.82%

IRES is a state tax and is calculated on the taxable income determined on the income before taxes modified to reflect all temporary and permanent differences regulated by the tax law.

IRAP is a regional tax and each Italian region has the power to increase the current rate of 3.90% by a maximum of 0.92%. In general, the taxable base of IRAP is a form of gross profit determined as the difference between gross revenues (excluding interest and dividend income) and direct production costs (excluding interest expense and other financial costs). The enacted IRAP tax rate due in Puglia region for 2022, 2021 and 2020 is 4.82% (3.90% plus 0.92%).

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Total income taxes for the years ended December 31, 2022, 2021 and 2020 are allocated as follows:

	2022	2021	2020
Current:
- Domestic	(838)	(2,116)	(2,221)
- Foreign	(1,582)	(3,170)	(1,545)
Total (a)	(2,420)	(5,286)	(3,766)
Deferred:
- Domestic	—	—	430
- Foreign	147	897	(1,005)
Total (b)	147	897	(575)
Total (a + b)	(2,273)	(4,389)	(4,341)

Consolidated profit/(loss) before income taxes and Non-controlling interests of the consolidated statement of profit or loss for the years ended December 31, 2022, 2021 and 2020, is analysed as follows:

	2022	2021	2020
Domestic	(7,448)	(1,551)	(17,049)
Foreign	11,009	10,325	(3,516)
Total	3,561	8,774	(20,565)

The effective income taxes differ from the expected income tax expense (computed by applying the IRES state tax, which is 24% for 2022, 2021 and 2020, to profit before income taxes and non-controlling interests) as follows:

	2022	2021	2020
Expected tax benefit (expense) at statutory tax rates	(855)	(2,106)	4,936
Effect of:
- Tax exempt income	2,618	2,320	4,806
- Aggregate effect of different tax rates in foreign jurisdictions	(79)	191	322
- Italian regional tax	(28)	(78)	(24)
- Non-deductible expenses	(1,635)	(5,152)	(5,575)
- Tax effect on unremitted earnings	(755)	(515)	(1,024)
- Non taxable gain from disposal of a subsidiary	—	1,057	—
- Chinese withholding tax on income not recoverable	—	(699)	(1,396)
- Effect of net change in deferred tax assets unrecognised	(1,539)	593	(6,386)
Actual tax charge	(2,273)	(4,389)	(4,341)

In 2022, the Group reported a profit before tax of 3,561 and income tax expense of 2,273 (for a tax rate of 63.8%), compared to a profit before tax of 8,774 and income tax expense of 4,389 in 2021, and a loss before tax of 20,565 and income tax expense of 4,341 in 2020.

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities as at December 31, 2022 and 2021 are presented below:

Deferred tax assets	31/12/22	31/12/21
Inventories obsolescence	745	633
Provision for contingent liabilities	492	466
Other temporary differences	22	174
Intercompany profit on inventories	706	22
Total deferred tax assets	1,965	1,295

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Deferred tax liabilities	31/12/22	31/12/21
Withholding tax on unremitted earnings of subsidiaries	(516)	(516)
Withholding tax on liquidation of subsidiaries	(480)	(482)
IAS 19 adjustment - employees’ leaving entitlement	(302)	—
Unrealised net gains on foreign exchange rate	(479)	(258)
Other temporary differences	(152)	(149)
Total deferred tax liabilities	(1,929)	(1,405)

Movements in deferred tax balances occurred during 2020, 2021 and 2022 are analysed as follows:

	Def. tax assets	Def. tax liabilities	Total
Balance as at December 31, 2019	1,974	(1,891)	83
Recognised in profit or loss	49	(624)	(575)
Recognised in OCI	—	—	—
Recognised directly in equity	—	—	—
Balance as at December 31, 2020	2,023	(2,515)	(492)
Recognised in profit or loss	(728)	1,110	382
Recognised in OCI	—	—	—
Recognised directly in equity	—	—	—
Balance as at December 31, 2021	1,295	(1,405)	(110)
Recognised in profit or loss	670	(524)	146
Recognised in OCI	—	—	—
Recognised directly in equity	—	—	—
Balance as at December 31, 2022	1,965	(1,929)	36

The following tables show the reconciliation of deferred tax assets and deferred tax liabilities with the balances included in the consolidated statements of financial position as at December 31, 2022 and 2021.

	31/12/22	31/12/21
Deferred tax assets	1,965	1,295
Deferred tax liabilities compensated	(933)	(409)
Net deferred tax assets	1,032	886
Deferred tax liabilities	(996)	(996)

As at December 31, 2022, deferred tax assets recognised are mainly related to inventories obsolescence and provisions for contingent liabilities both of them recorded by some subsidiaries.

In assessing the reliability of deferred tax assets, management considers whether it is probable that some portion or all of the deferred tax assets will not be realised. The ultimate realisation of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and the tax loss carry-forwards are utilised. Given the cumulative loss position of the domestic companies and of some of foreign subsidiaries as at December 31, 2022 and 2021, management has considered the scheduled reversal of deferred tax liabilities and tax planning strategies, in making their assessment. After an analysis as at December 31, 2022 and 2021, management has not identified any relevant tax planning strategies prudent and feasible available to recognise the deferred tax assets. Therefore, as at December 31, 2022 and 2021 the realisation of the deferred tax assets is primarily based on the scheduled reversal of deferred tax liabilities, except in certain historically profitable jurisdictions.

Based upon this analysis, management believes that the Natuzzi Group will realise the deferred tax assets of 1,965 as at December 31, 2022 (1,295 as at December 31, 2021).

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

As at December 31, 2022 and 2021 deferred tax assets have not been recognised in respect of the following items, because it is not probable that future taxable profit will be available against which the Group can use the benefits therefrom.

Unrecognised deferred tax assets	31/12/22		31/12/21
	Gross Amount	Tax effect	Gross Amount	Tax effect
Tax loss carry-forwards	366,175	90,713	368,779	88,328
Provision for contingent liabilities	7,673	2,207	12,231	2,888
Inventory obsolescence	8,266	2,327	11,985	2,560
Allowance for doubtful accounts	5,125	1,230	6,810	1,540
Intercompany profit on inventories	4,716	1,359	5,676	1,614
Provision for warranties	3,375	973	3,117	898
Impairment of non-financial assets	3,284	870	3,989	1,018
IAS 19 adjustment - employees’ leaving entitlement	—	—	1,807	434
Other temporary differences	10,868	1,925	9,734	1,455
Total unrecognised deferred tax assets	409,482	101,604	424,128	100,735

As at December 31, 2022 and 2021, taxes that will be due on the distribution of the portion of shareholders’ equity equal to unremitted earnings of some subsidiaries are 1,129 and 1,051, respectively. Of these deferred taxes, the Group recognized in both 2022 and 2021 the amount of 576 on the share of the aforementioned retained earnings, as it is likely they will be distributed as dividends by the subsidiaries in the coming years.

As at December 31, 2022 and 2021 the tax losses carried-forward of the Group expire as follows:

	2022	Expire date	2021	Expire date
Expire in five years	5,132	2023-2027	6,207	2022-2026
Expire after five years	347	> 2027	3,257	> 2026
Never expire	360,696	—	359,316	—
Total	366,175		368,780

In Italy all tax losses carried-forward no longer expire, with the only limitation being that such tax losses carried-forward can be utilised to off-set a maximum of 80% of the taxable income in each following year.

The income tax payable recorded as at December 31, 2022 and 2021 is 1,874 and 2,740, respectively. Whereas, the current income tax receivable recorded as at December 31, 2022 and 2021 is 2,195 and 2,032, respectively. Of the Group’s income tax payable, 300 (2021: 300) relates to management’s estimation of the amount for the ongoing tax review of the Parent, which the Italian tax authority commenced in October 2020. The uncertain tax treatment relates to the interpretation of how the tax legislation applies to the Group’s transfer pricing arrangements. Due to the uncertainty involved, there is a possibility that the outcome of such tax review may be significantly different to the amount currently recognised. Although management has used a single best estimate of the tax amount expected to be paid, it is anticipated that the reasonably possible outcome of current tax liabilities sits within a range between 200 and 400.

The Group believes that its accruals for tax liabilities are adequate for all open tax years based on its assessment of many factors, including interpretations of tax law and prior experience.

The Company operates in many foreign jurisdictions. With no material exceptions, the Company and its major subsidiaries located in Romania and China are no longer subject to examination by tax authorities for years prior to 2018.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

39 Earnings/(loss) per share

Basic and diluted earnings/(loss) per share is analysed as follows:

	2022	2021	2020
Weighted average number of ordinary shares	54,899,456	54,853,045	54,853,045
Basic earnings/(losses) per share	(0.01)	0.07	(0.45)
Diluted earnings/(losses) per share	(0.01)	0.07	(0.45)

Basic earnings/(loss) per share is calculated by dividing earnings/(loss) for the year, attributable to ordinary equity holders of the Parent Company, by the weighted average number of ordinary shares outstanding.

The weighted average number of ordinary shares outstanding as at December 31, 2022, was affected by the subscription of 220,000 shares by one of the beneficiaries of the stock option who exercised the vested option on October 15, 2022.

Diluted earnings/(loss) per share as at December 31, 2022, 2021 and 2020 equals the basic earnings/(loss) per share. Diluted earnings/(losses) per share equals basic earnings/(losses) per share because all options are antidilutive.

Since the value of 1 ADR as at December 31, 2022 is lower than the exercise price set in the stock option plan, it is unlikely that, with reference to the shares vested and not exercised at December 31, 2022, the beneficiaries will exercise the rights vested and therefore the consequent dilution.

On February 8, 2019 the Company announced a change in the ratio of its American Depositary Receipts (ADRs) to ordinary shares, from 1 ADR representing 1 share to 1 ADR representing 5 shares. The effective date of the ratio change was February 21, 2019. No new shares have been issued in connection with the ratio change.

40 Expenses by nature

The following tables show the expenses by nature for the years ended December 31, 2022, 2021 and 2020 as required by IAS 1.104.

	2022	2021	2020
Changes in inventories	10,091	(16,302)	5,776
Purchases of raw materials	152,181	161,625	105,643
Purchases of finished products	27,751	23,169	15,161
Services costs	110,773	100,656	68,613
Employee benefits expenses	130,414	121,929	107,592
Depreciation and amortisation, net of government grants	20,177	20,065	22,924
Other	13,165	17,366	13,404
Total cost of sales, selling and administrative expenses	464,552	428,508	339,113

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The following tables show in which caption is included the depreciation and amortisation, net of government grants.

	2022	2021	2020
Included in cost of sales
Depreciation of property, plant and equipment	6,234	5,970	6,846
Depreciation of right-of-use assets	2,120	1,923	3,290
Amortisation of intangible assets	2	2	8
Government grants	(1,414)	(1,252)	(1,192)
Total (a)	6,942	6,643	8,952
Included in selling expenses
Depreciation of property, plant and equipment	2,253	2,285	2,665
Depreciation of right-of-use assets	9,579	9,534	9,776
Amortisation of intangible assets	—	—	—
Total (b)	11,832	11,819	12,441
Included in administrative expenses
Depreciation of property, plant and equipment	298	320	371
Depreciation of right-of-use assets	135	249	310
Amortisation of intangible assets	1,029	1,088	899
Government grants	(59)	(54)	(49)
Total (c)	1,403	1,603	1,531
Total depreciation and amortisation (a+b+c)	20,177	20,065	22,924

The following tables show in which caption is included the employee benefits expenses.

	2022	2021	2020
Included in cost of sales
Salaries and wages	58,913	58,552	48,514
Social security contributions	17,788	14,696	12,138
Employees’ leaving entitlement	4,598	3,493	4,915
Other costs	5,053	3,605	6,370
Total (a)	86,352	80,346	71,937
Included in selling expenses
Salaries and wages	19,218	19,359	15,912
Social security contributions	3,507	3,512	3,059
Employees’ leaving entitlement	513	492	542
Other costs	1,377	878	564
Total (b)	24,615	24,241	20,077
Included in administrative expenses
Salaries and wages	14,345	12,666	11,272
Social security contributions	3,026	3,012	2,717
Employees’ leaving entitlement	657	619	605
Other costs	1,419	1,045	984
Total (c)	19,447	17,342	15,578
Total employee benefits expenses (a+b+c)	130,414	121,929	107,592

During 2020 and 2021, the Group benefitted from the salary and wage subsidy programme introduced by the governments of Italy and other countries as part of support measures extended to manufacturers in response to the COVID-19 pandemic for the loss of revenue. Such governmental measure allowed the Group to pay temporarily laid off workers and employees a reduced salary or wage for a certain period. In 2022, the Italian Government did not renew such COVID-19 related measures. Therefore, such benefits received by the Group for the years ended December 31, 2022, 2021 and 2020 amount to nil, 6,980 and 13,600, respectively, and they were recorded as a reduction in the labour costs included in the cost of sales, selling expenses and administrative expenses.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

41 Commitments and contingent liabilities

As at December 31, 2022, the Group is not committed to investing in significant property, plant and equipment, intangibles assets and other capital expenditure.

Certain financial institutions have provided guarantees as at December 31, 2022 to secure payments to third parties amounting to 4,424, (4,988 as at December 31, 2021). These guarantees are unsecured and have various maturities extending through April 30, 2026.

The Group is involved in a number of claims (including tax claims) and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters, after the provisions accrued, will not have a material adverse effect on the Group’s consolidated financial position or results of operations (see note 23).

42 Related parties

Related parties of the Group include mainly associates and joint ventures of the Group and the Group’s key management personnel.

The following tables provide the total amount of transactions that have been entered into with related parties for the relevant financial year.

(i) Compensation of key management personnel of the Group

The compensation of key management personnel of the Group is analysed as follows:

	2022	2021	2020
Directors’ fee	854	511	412
Short-term employee benefits	1,851	1,934	2,026
Social security contributions and defined contribution plans	685	692	634
Employee benefit obligations	125	132	137
Expenses for stock options	998	—	—
Total	4,513	3,269	3,209

The amounts disclosed in the tables are the amounts recognised as an expense during the reporting period related to key management personnel. No loans and/or guarantees have been provided for or agreed to with key management personnel.

(ii) Transactions with directors of the Group

The aggregate value of transactions and outstanding balances related to directors were as follows.

	2022		2021		2020
	Cost	Amounts due	Cost	Amounts due	Cost	Amounts due
Legal services	33	—	86	—	392	—
Total	33	—	86	—	392	—

The Parent used the legal services of BonelliErede law firm, of which one of the Parent’s director is a partner, for assistance with management advisory, for a total fee amounting to 33, 86 and 392 for the years ended December 31, 2022, 2021 and 2020, respectively. Amounts were billed based on market rates for such services and were due and payable under normal payment terms.

For the advance of 2,500 for the future capital increase received from the Parent’s majority shareholder and Chairman, see note 27.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

In January 2021, the Parent sold 7% of Natuzzi Singapore PTE. LTD. to a related party. This transaction was executed through a 1,300 capital injection by the related party into this subsidiary, increasing its share capital, in exchange for the 7% interest. As a result of the entry of TTF in March 2022, the related party's investment was diluted to 5.6% (see note 2).

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

December 31, 2022

	Sales	Expenses	Dividends received	Amounts owed by related parties	Amounts due to related parties
Natuzzi Trading Shanghai Co, Ltd. (joint venture)	59,838	—	3,697	5,314	—
Nars Miami LLCC (associate)	1,484	16	—	231	59
Natuzzi Texas LLC (joint venture)	992	—	—	1,193	—
Natuzzi Stores (UK) LTD (associate)	7,110	—	—	14	—
Natuzzi Design S.a.s.	2,550	—	—	426	—
Natuzzi Arredamenti S.r.l.	1,734	26	—	231	—
Natuzzi Sofa S.r.l.	399	—	—	48	—
Total	74,107	42	3,697	7,457	59

December 31, 2021

	Sales	Expenses	Dividends received	Amounts owed by related parties	Amounts due to related parties
Natuzzi Trading Shanghai Co, Ltd. (joint venture)	48,457	—	1,490	6,953	—
Nars Miami LLCC (associate)	806	—	254	123	—
Natuzzi Texas LLC (joint venture)	—	—	—	—	—
Natuzzi Stores (UK) LTD (associate)	—	—	—	—	—
Natuzzi Design S.a.s.	1,820	—	—	710	—
Natuzzi Arredamenti S.r.l.	989	—	—	191	—
Natuzzi Sofa S.r.l.	232	—	—	51	—
Total	52,304	—	1,744	8,028	—

December 31, 2020

	Sales	Expenses	Dividends received	Amounts owed by related parties	Amounts due to related parties
Natuzzi Trading Shanghai Co, Ltd. (joint venture)	38,401	9	2,335	5,961	—
Nars Miami LLCC (associate)	406	—	—	27	—
Natuzzi Design S.a.s.	1,734	—	—	888	—
Natuzzi Arredamenti S.r.l.	827	—	—	279	—
Natuzzi Sofa S.r.l.	238	—	—	47	—
Total	41,606	9	2,335	7,202	—

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

There are no borrowings received from or given to the above joint ventures, associates and other related parties, for the years ended December 31, 2022, 2021 and 2020.

43 Subsequent events

The following events have occurred in the period between the reporting date and the date of authorisation of these consolidated financial statements.

In 2019 the INVITALIA, the Italian Agency for Inward Investment and Economic Development, owned by the Italian Ministry of Economy, approved the Natuzzi S.p.A. development contract which provided for an investment program against which public support was recognized to the extent of 71.2%, both as contributions and as subsidized financing. At the end of 2020, as a consequence of the COVID pandemic and the related impacts on the production plan, the Parent Company requested an extension of the terms and subsequently, during 2022, a variation of the investment projects. In March 2023, the INVITALIA agency communicated the approval of the changes requested by the Parent Company and quantified the eligible expenses at 31,316 for which the contribution amounts to 8,766 and the subsidized loan at 13,572, equal to a total support of 71.3% of the eligible investments and set the deadline for carrying out the envisaged investments at 31 December 2023. There is no impact on the financial statements as a consequence of the approval of the changes requested by the Parent Company.

ITEM 19. EXHIBITS

1.1*	English translation of the by-laws (Statuto) of the Company, as amended and restated as of March 21, 2023.

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

4.5+

English translation of the agreements among the Company, certain trade unions, Italian authorities and the individuals therein related to the Solidarity Facility, dated November 4 and November 5, 2021 (incorporated by reference to the Form 20-F filed by Natuzzi S.p.A. with the Securities and Exchange Commission on May 2,2022, file number 001-11854).

4.6*+	English translation of the agreement among the Company, certain trade unions, Italian authorities and the individuals therein related to the CIGS, dated January 23, 2023.

4.7

Natuzzi 2022-2026 Stock Option Plan (incorporated by reference to Exhibit 4.1 to the Form S-8 filed by Natuzzi S.p.A. with the Securities and Exchange Commission on July 29, 2022, file number 333-266414).

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

Date: May 1, 2023