Form 20-F
period 2023-12-31
NATUZZI S P A
filed 2024-04-30
CIK 900391

Natuzzi S.p.A.

Annual Report on Form 20-F

2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended: December 31, 2023

Commission file number: 001-11854

NATUZZI S.p.A.

(Exact name of Registrant as specified in its charter)

Republic of Italy

(Jurisdiction of incorporation or organization)

Via Iazzitiello 47, 70029, Santeramo in Colle, Bari, Italy

(Address of principal executive offices)

Mr. Pietro Direnzo

Tel.: +39 080 8820 111; pdirenzo@natuzzi.com; Via Iazzitiello 47, 70029 Santeramo in Colle, Bari, Italy

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

As of December 31, 2023: 55,073,045 Ordinary Shares

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

The consolidated financial statements of Natuzzi S.p.A. as at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021 have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), including interpretations issued by the IFRS Interpretations Committee (“IFRS IC”) applicable to companies reporting under IFRS. The consolidated financial statements and the notes thereto included in Item 18 of this Annual Report are referred to collectively as the “Consolidated Financial Statements”.

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

Forward-looking statements involve inherent risks and uncertainties, as well as other factors that may be beyond our control. The Company cautions readers that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to: effects on the Group from competition with other furniture producers, material changes in consumer demand or preferences, significant economic developments in the Group’s primary markets, the Group’s execution of its reorganization plans for its manufacturing facilities, significant changes in labor, material and other costs affecting the construction of new plants, significant changes in the costs of principal raw materials, labor, transportation and energy, significant exchange rate movements or changes in the Group’s legal and regulatory environment, including developments related to the Italian Government’s investment incentive or similar programs, the duration, severity and geographic spread of any public health outbreaks (including the spread of new variants of COVID-19), events affecting consumer demand, our supply chain (such as the attacks by Houthi militants from Yemen on commercial shipping in the Gulf of Aden and Red Sea, which have caused the rerouting of shipping away from the Suez Canal) and the Company’s financial condition, business operations and liquidity, the geopolitical tensions and market uncertainties resulting from the ongoing armed conflict between Russia and Ukraine and the Israel-Hamas war and the inflationary environment and increases in interest rates. The Company cautions readers that the foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and events.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Risk Factors

Investing in the Company’s American Depositary Shares (“ADSs”) involves certain risks. You should carefully consider each of the following risks and all of the information included in this Annual Report.

Uncertain global macro-economic and political conditions could materially adversely affect our business, operations and economic and financial position — Our results of operations are materially affected by economic and political conditions in Italy, in the European Union and in the world, which may be influenced by several factors, most of which are beyond our control. Such factors include public health outbreaks (including the spread of new variants of COVID-19), geopolitical issues (including trade wars, the Russia’s invasion of Ukraine, the Israel-Hamas conflict and the attacks by Houthi militants from Yemen on commercial shipping in the Gulf of Aden and Red Sea), stock market performance, interest and exchange rates, inflation, economic and political uncertainty, the availability of consumer credit, tax rates and unemployment levels. Deteriorating general economic conditions and generalized increased inflation may reduce consumers’ disposable incomes and, therefore, client demand, which may negatively impact our profitability and put downward pressure on our prices and volumes. Moreover, sales of home furnishing goods tend to be significantly affected during recessionary periods or times of increased interest rates, when the level of disposable income tends to be lower or when consumer confidence is low.

Of particular relevance in the global macro-economic environment are the uncertainties relating to the scope and duration of the ongoing military conflicts. In particular, the conflict between Russia and Ukraine and the sanctions levied by NATO and European Union in connection thereto are determining a worsening in global macro-economic conditions. While our operations in Russia and Ukraine are not significant, the sanctions imposed on Russia had a significant general impact. More specifically, as a result of such sanctions, the global economy have experienced high levels of inflation in recent periods and may continue to experience high levels of inflation in the future, which may result in increases in the costs of raw materials and labor, and other goods or services required to operate and grow our business, and such increases may continue to impact us in the future and expose us to risks associated with significant levels of cost inflation. Moreover, the high inflation rates have resulted in, and may continue to result in, higher interest rates, as central banks adjust interest rates in an attempt to manage the inflationary environment as well as economic volatility. The heightened inflation and increases in interest rates during 2023 affected clients’ disposable incomes, thus causing consumers to delay or decrease investments in their existing homes and making them more price conscious, resulting in a shift in demand to less expensive products. In addition, the combination of high interest rates and high levels of inflation resulted in more expensive mortgages, and, therefore, in a weakening of the housing market, by reducing home improvement projects and new construction activity. These factors have affected demand for our products, thus resulting in lower revenues and lower profitability, which adversely affected and may in the future affect our results of operations.

Moreover, although the specific impact of the Israel-Hamas conflict remains uncertain, this could include, among other things, increased volatility in financial and commodity markets, increased energy prices, a higher level of general market and macroeconomic instability, and violent protests or social unrest in areas outside the immediate conflict area. This conflict and other military or geopolitical conflicts that may arise in the future could determine a worsening in global macro-economic conditions, which could materially adversely affect our operations, financial position, and results.

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

Increases in raw material, transportation and labor costs could have a material adverse effect on our results of operations — Our business is significantly exposed to raw material, transportation and labors costs, which are generally dependent on a number of factors beyond our control. Specifically, prices of the raw materials we use in our production processes generally depend, among other things, on macroeconomic factors that may affect commodity prices; changes in supply and demand; energy and transportation costs, general economic conditions; significant political events; supply costs; competition; import duties, tariffs, anti-dumping duties and other similar costs; currency exchange rates and government regulation; and events such as natural disasters and widespread outbreaks of infectious diseases.

In 2023, approximately 57.3% of our total upholstered and home furnishings net sales came from leather-upholstered furniture sales. The consumption of cattle hides represented approximately 13% of the total cost of goods sold for the year ended on December 31, 2023. The dynamics of the raw hides market are dependent on the consumption of beef, the levels of worldwide slaughtering, worldwide weather conditions and the level of demand in a number of different sectors, including footwear, automotive, furniture and clothing.

In 2023, we experienced a steady decrease in the price of certain raw materials, including leather, wood, iron, aluminum, steel, cardboard packaging and polyethylene, as a result of, among other factors, a decrease in energy and transportation costs. As a result, in 2023 our consumption of raw materials, semi-finished and finished products represented 37.2% of revenue compared to 40.9% in 2022. There can be no assurance that current prices will remain stable or continue to decrease in the future.

In addition, we are exposed to increases in transportation costs. Although transportation costs decreased in 2023, representing 8.0% of revenue compared to 11.9% in 2022, there can be no assurance that such costs will not increase in the future due to, among other things, heightened inflation, surge in demand for transportation, or other specific circumstances, such as current geopolitical conflicts, which could cause the rerouting of shipping, as was the case in the last part of 2023 due to the attacks by Houthi militants from Yemen on commercial shipping in the Gulf of Aden and Red Sea, which have caused the rerouting of shipping away from the Suez Canal. The re-routing of vessels could significantly increase traffic in bunkering ports on the alternative routes and cause bunker fuel demand on such routes to rise sharply. Shipping companies could repass the costs of re-routing vessels to their customers, including us, which could significantly increase our freight costs for the shipping of products.

Moreover, our production process is labor-intensive and, therefore, we are exposed to increases in labor costs. In 2023, we experienced an increase in labor-related costs per employee compared to 2022, due to renegotiation of national collective bargaining agreements in certain countries, especially in Romania (where the base salary for our employees increased by 14.2%), Italy (where the base salary for our employees increased by 6.0%), and Brazil (where the base salary for our employees increased by 6.7%).

The profitability of our business depends in part upon the margin between the cost to us of certain raw materials, our production costs associated with converting such raw materials into assembled products (including labor-related costs) and our costs associated with transporting our products to consumers, as compared to the selling price of our products. Although we could offset part of our increased costs with increased pricing for our products, any unrecovered increased operating costs could adversely impact our margins and, therefore, have a material adverse effect on our results of operations. Moreover, an increase in our product prices could negatively affect our business by making consumers more price conscious, thus resulting in a shift in demand to less expensive products.

We have a history of operating losses and cannot assure you that we will be profitable in the future; our future profitability, financial condition and ability to maintain adequate levels of liquidity depend, to a large extent, on our ability to overcome operational challenges — We have a history of operating losses having recorded an operating loss of €10.6 million in 2020, €22.5 million in 2019, €25.5 million in 2018 and €24.0 million in 2017. Although we achieved an operating profit of €8.5 million in the year ended December 31, 2022 and of €4.9 million in the year ended December 31, 2021, we recorded an operating loss of €9.5 million in the year ended December 31, 2023 and we may not be able to achieve or sustain profitable operations in the future or generate positive cash flows from operations.

Our strategy of expanding our retail network of Natuzzi-branded points of sale, consisting of mono-brand stores and galleries within multi-brand malls, whether directly or franchised operated, has required, and might require in the future, significant upfront costs at both the regional and headquarter level. The newly opened mono-brand stores are not fully productive during the first months following their openings and, therefore, investments in the retail and marketing organization are, at the beginning, not adequately returned by sales. While we expect that the newly opened mono-brand stores will progressively improve in productivity to absorb such up-front costs, there is a chance that these investments will not be recouped.

In addition, since 2014, we have been restructuring our operations, including by reducing our Italian workforce. As a result, we may face operational challenges going forward.

Furthermore, during the last twelve years, we have incurred aggregate financial obligations in the amount of €53.8 million (€3.1 million, €0.1 million, €0.3 million, €3.8 million, €3.8 million, €1.4 million, €16.9 million, €4.5 million, €4.5 million, €13.5 million, €1.4 million and €0.6 million for the years 2023, 2022, 2021, 2020, 2019, 2018, 2017, 2016, 2015, 2014, 2013 and 2012

respectively), almost entirely in connection with our efforts to reduce redundant workers. See “—We have redundant workers at our Italian operations, which remains an unresolved issue, and have benefited in 2023 and in previous years from temporary work force reduction programs; if we continue to be unable to reduce our redundant workers and/or if such temporary work force reduction programs are not continued, our business, results of operations and liquidity may continue to be impacted or may be impacted at a greater extent.”

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

We have redundant workers at our Italian operations, which remains an unresolved issue, and have benefited in 2023 and in previous years from temporary work force reduction programs; if we continue to be unable to reduce our redundant workers and/or if such temporary work force reduction programs are not continued, our business, results of operations and liquidity may continue to be impacted or may be impacted at a greater extent — Our Italian operations employ redundant workers. In recent years, the Company has entered into a series of agreements with Italian trade unions pursuant to which government funds have been used to pay a substantial portion of the salaries of such redundant workers, who are subject to either temporary layoffs, as in the case of the Cassa Integrazione Guadagni Straordinaria (“CIGS”), or reduced work schedules, as in the case of the Solidarity Facility (as defined below). The use of such temporary work force reduction programs has also resulted in a series of lawsuits brought against the Company.

In May 2017, the Italian Supreme Court (Corte di Cassazione) rejected the Company’s appeal of a lawsuit brought by two former employees of the Company relating to the implementation of the CIGS, ruling in favor of the plaintiffs. As a result of this decision, several further workers have brought lawsuits against the Company over time for alleged misapplication of the CIGS. Since then, the Company has accordingly increased its provision for legal claims. As of December 31, 2023, provision for legal claims amounted to €7.4 million, of which €5.9 million referred to the probable contingent liability related to the legal proceedings initiated for the alleged misapplication of the CIGS. For additional information, see Note 24 to the Consolidated Financial Statements.

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

In December 2018 and 2019, the Company and the relevant trade unions and Italian authorities agreed to extend the scope of the Solidarity Facility, which was later suspended following the COVID-19 outbreak. Indeed, from March 2020 to June 2021, in agreement with trade unions, the Company adopted certain social safety nets made available by the Italian Government to mitigate the impacts of the COVID-19 pandemic on the cost of labor. As a result, the scope of the Solidarity Facility was extended until November 2021. In November 2021, the Company and the relevant trade unions and Italian authorities agreed to extend the scope of the Solidarity Facility through November 2023. On November 27, 2023, the Solidarity Facility was further extended until November 3, 2024.

Additionally, starting from December 2018, the Company and the relevant trade unions and Italian authorities agreed on the use by the Company of CIGS in order to support the Company’s reorganization process. From January 1, 2019 until March 2020, the Company benefitted from CIGS for up to 487 workers employed at the plant located in Altamura. From March 2020 to June 2021, in agreement with trade unions, the Company adopted certain social safety nets made available by the Italian Government to mitigate the impacts of the COVID 19 pandemic. As a result, CIGS was extended until February 2022. In February 2022, the Company and the relevant trade unions and Italian authorities signed an agreement allowing the Company to benefit from CIGS for up to 463 workers employed at the plant located in Altamura until mid-February 2023. In January 2023, the Company and the relevant trade unions and Italian authorities signed an agreement allowing the Company to benefit from CIGS for up to 449 workers employed at the plant located in Altamura until December 31, 2023. On July 11, 2023, the Company, the relevant trade unions and Italian authorities signed an agreement (the “Early Retirement Agreement”) that provides for (i) early retirement for employees who are within 60 months of reaching retirement age, (ii) the hiring of new employees, (iii) the implementation of training programs and (iv) access to the CIGS for redundant employees. As a result, among other things, the Company will benefit from CIGS for up to 875 workers employed at various plants of the Group until June 30, 2025.

If these temporary work force reduction programs are not continued in the future, our business, results of operations and liquidity may be significantly impacted.

Furthermore, since 2021, we and the other parties involved have agreed to set up an incentive plan for workers who voluntarily terminate their employment relationship, that will continue to apply in 2024. If this or other efforts to reduce redundant workers are not successful, the labor cost associated with such redundant workers will continue to have an adverse effect on our business, results of operations and financial condition.

Our ability to generate the significant amount of cash needed to service our debt obligations and comply with our other financial obligations, and our ability to refinance all or a portion of our indebtedness or obtain additional financing, depend on multiple factors, many of which may be beyond our control — Our ability to make scheduled payments due on our existing and anticipated debt obligations and on our other financial obligations, and to refinance and to fund planned capital expenditure and development efforts will depend on our ability to generate cash. See “—We have a history of operating losses and cannot assure you that we will be profitable in the future; our future profitability, financial condition and ability to maintain adequate levels of liquidity depend, to a large extent, on our ability to overcome operational challenges.” Our ability to obtain cash to service our existing and projected debts is subject to a range of economic, financial, competitive, legislative, regulatory, business and other factors, many of which are beyond our control. We may not be able to generate sufficient cash flow from our operations to satisfy our existing and projected debt and other financial obligations, in which case, we may have to undertake alternative financing plans, sell assets, reduce or delay capital investments, or seek to raise additional capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the financial markets and our financial condition at such time. To the extent we have borrowings under bank overdrafts and short-term borrowings that are payable upon demand or which have short maturities, we may be required to repay or refinance such amounts on short notice, which may be difficult to do on acceptable financial terms or at all.

Given the geopolitical tensions caused by the Russia’s invasion of Ukraine and the Israel-Hamas conflict and any potential escalation thereof, the spike in inflation on a global basis, the resulting increases in the interest rates by major central banks in major economies to curb inflation, the resulting impacts on financial markets and the economy as a whole, and the monetary uncertainty, there is an enhanced degree of uncertainty regarding our capital position and availability of capital to fund our liquidity requirements. Recognizing the significant threat to the liquidity of financial markets posed by these factors and the increased inflation, resulting in reduced consumer purchasing power, most of the central banks all over the world have taken significant actions to return inflation levels to their respective expected targets. There can be no assurance that these interventions will be successful and that the financial markets will not experience significant contractions in available liquidity. Additionally, the instability due to the geopolitical tensions caused by the ongoing conflict in Ukraine and the imposition of sanctions, taxes and/or tariffs against Russia and Russia’s response to such sanctions has resulted, and may result in the future, in diminished liquidity and credit availability in the market, which could impair our ability to access capital if needed.

At December 31, 2023, we had €22.8 million of bank overdrafts and short-term borrowings outstanding and €33.6 million of cash and cash equivalents. We cannot assure you that any refinancing or restructuring would be possible, that any assets could be sold, or, if sold, of the timing of the sales or the amount of proceeds that would be realized from those sales. We cannot assure you that additional financing could be obtained on acceptable terms, if at all, or would be permitted under the terms of our various debt instruments then in effect. Our failure to generate sufficient cash flow to satisfy our existing and projected debt obligations, or to refinance our obligations on commercially reasonable terms, would have an adverse effect on our business, results of operations and financial condition.

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

We may not execute our budget plan, successfully or in a timely manner, which could have a material adverse effect on our results of operations or on our ability to achieve the objectives set forth in our plans — In February 2024, the Company’s Board of Directors approved the budget plan for 2024 (the “Budget”), which considers among other factors, the potential impact on our business, at least in the short term, of the current geopolitical uncertainty, inflation, financial market volatility, and related economic downturn. The Budget focuses on several cornerstones including, among others: a) an increased focus on controlled distribution through mono-brand stores and branded galleries, both directly owned and franchised, in priority markets, such as the U.S., China and Europe, primarily the UK and Italy; b) a rationalization of the business model for the wholesale channel, for both the Natuzzi branded business and the unbranded business; c) a continued attention to margins, by focusing on the branded division, which has higher margins than the unbranded business, and, at the same time, by focusing on selected large accounts and serve them with a more efficient go-to-market model; d) a constant revision of our production structure, including the progress of the “Factory 4.0” workflow organization, starting with the Italian factories, with the aim to improve the overall efficiency, and then continuing with the industrial footprint in Asia to further enhance overall efficiency, as well as any potential collaboration with external industrial partners to add flexibility to our industrial operations and support the wholesale business; e) streamlining of our processes and overhead optimization; and f) focus on working capital management in an effort to improve the cash flow from operations.

The Company continues to implement initiatives to divest non-strategic assets, particularly in the U.S. and Italy, with the aim of increasing the flexibility of our operational structure. Proceeds from such divestitures will be reinvested in retail expansion and restructuring programs, particularly within the Italian operations. However, prevailing high-interest rate conditions present challenges to the divestment of non-strategic assets. Failure to complete such divestments may result in the postponement of some investment programs in the Italian factories and the DOS expansion.

The profitability of our business depends on the successful and timely execution of the Budget. Failure to successfully and timely achieve the objectives included in the Budget could result in a failure to reduce costs and improve sales, which could result in losses for the Group.

Although the global context remains uncertain and volatile, we have recently started activities necessary to prepare the business plan for the period 2024-2028, which will take into consideration the current challenges surrounding the business in which the Group operates.

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

Demand for furniture is cyclical and may fall in the future — Historically, the furniture industry has been cyclical, fluctuating with economic cycles, and sensitive to general economic conditions, housing starts, interest rate levels, credit availability and other factors that affect consumer spending habits. Due to the discretionary nature of most furniture purchases and the fact that they often represent a significant expenditure to the average consumer, such purchases may be deferred during times of economic uncertainty. Should current economic conditions worsen (including as a result of current geopolitical tensions), the current rate of housing continue to decline, or rising inflation persist, consumers’ disposable incomes could be affected, thus deteriorating consumer demand, as well as consumer confidence, for home furnishings, which may have an adverse effect on our business, results of operations and financial condition. See “—Uncertain global macro-economic and political conditions could materially adversely affect our business, operations and economic and financial position”. Additionally, as stay-at-home orders imposed by governmental authorities due to the COVID-19 outbreak have continued to be lifted during 2022 and 2023, we have been experiencing a slowdown in the upward trend in consumers’ demand for home furnishings.

Our inability to accurately forecast demand for our products could affect our profitability — The delivery lead time for certain raw materials that we use in our manufacturing process, such as leather, is lengthy and, therefore, we purchase these raw materials well in advance of their consumption. This requires us to make forecasts and assumptions regarding current and future demand for our products. Inaccuracies in these forecasts and assumptions may hinder our ability to efficiently manage our operations, facilities, and production capacity, thereby adversely affecting our results of operations.

Our forecasts concerning product demand influence inventory management. Over-purchasing certain raw materials may impair the value of our inventory, thus reducing our margins and negatively affecting our financial condition and liquidity. Conversely, under-purchasing certain raw materials may result in an inability to timely meet customer orders, which could also adversely affect our sales, earnings, financial condition, and liquidity.

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

Fluctuations in currency exchange rates and interest rates may adversely affect our results of operations — We conduct a substantial part of our business outside of the Euro-zone and are exposed to market risks stemming from fluctuations in currency and interest rates. In particular, an increase in the value of the Euro relative to other currencies used in the countries in which we operate has in the past, and may in the future, reduce the relative value of the revenues from our operations in those countries, and therefore may adversely affect our operating results or financial position, which are reported in Euro. Additionally, we are subject to currency exchange rate risk to the extent that our costs are denominated in currencies other than those in which we earn revenues. In 2023, in the ordinary course of business, about 65.2% of the operating payments we received and about 46.5% of the operating payments we made were denominated in currencies other than the Euro. We also hold a substantial portion of our cash and cash equivalents in currencies other than the Euro. Therefore, we are exposed to the risk that fluctuations in currency exchange rates may adversely affect our results, as has been the case in recent years.

In addition, foreign exchange movements might also negatively affect the relative purchasing power of our clients, which could also have an adverse effect on our results of operations. Although we seek to manage our foreign currency risk in order to minimize negative effects from rate fluctuations, including through hedging activities, there can be no assurance that we will be able to do so successfully. Therefore, our business, results of operations and financial condition could be adversely affected by fluctuations in market rates, particularly during times of high volatility, such as those currently experienced due to the adverse effects of the rising inflation and of the ongoing conflicts in Ukraine and between Israel and Hamas on financial markets.

In the normal course of business, we also face risks that are either non-financial or non-quantifiable. Such risks principally include country risk, credit risk and legal risk. For more information about currency and interest rates risks, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

We face risks associated with our international operations — We are exposed to risks arising from our international operations, including changes in governmental regulations, tariffs or taxes and other trade barriers (as has been the case for import duties imposed by the U.S. and Canadian administrations for home furnishings imported from some Asian countries), price, wage and currency exchange controls, political, social, and economic instability in the countries where we operate (including as a result of the ongoing conflicts between Russia and Ukraine and Israel and Hamas), natural disasters, such as a fire, an earthquake or a flood, outbreaks or public health crises, such as the spread of new variants of COVID-19, inflation, exchange rate and interest rate fluctuations, extended lead time in ordering and disruptions in the supply chain due to, among other things, shortage of raw materials or closure of certain routes (see “—Increases in raw material, transportation and labor costs could have a material adverse effect on our results of operations”). Any of these factors could have a material adverse effect on our results of operations.

Compliance with laws may be costly, and changes in laws could make conducting our business more expensive or otherwise change the way we do business — We are subject to numerous regulations, including tax, labor and employment, customs, truth-in advertising, consumer protection, e-commerce, privacy, health and safety, real estate, zoning, occupancy, and environmental, social and governance laws, and other laws and regulations that regulate the operations in our stores, plants and suppliers or otherwise govern our business. In addition, to the extent we expand our operations as a result of engaging in new business initiatives or product lines or expanding into new international markets, we become subject to further regulations and regulatory regimes. We may need to continually reassess our compliance procedures, personnel levels and regulatory framework in order to keep pace with the numerous business initiatives that we are pursuing, and there can be no assurance that we will be successful in doing so. If the regulations applicable to our business operations were to change or were violated by us or our vendors or buying agents, the costs of certain goods could increase, or we could experience delays in shipments of our goods, be subject to fines or penalties, or suffer reputational harm, which could reduce demand for our products and harm our business and results of operations.

Our past results and operations have significantly benefited from government incentive programs, which may not be available in the future — We receive, and received, benefits from certain governments in the form of grants, incentives and tax credits. In the past, we used to benefit from Italian Government’s investment incentive programs for under-industrialized regions in Southern Italy, including tax benefits, subsidized loans and capital grants. See “Item 4. Information on the Company—Incentive Programs and Tax Benefits.” In recent years, the Italian Parliament has replaced these incentive programs with an investment incentive program for all under-industrialized regions in Italy, which we are currently benefitting from, that includes grants, research and development benefits.

Moreover, we have started manufacturing operations in China, Brazil and Romania and in some cases we were granted tax benefits and export incentives by the relevant governmental authorities in those countries. There can be no assurance that we will benefit from such grants, benefits, tax credits or export incentives in connection with our current or future investments or relevant governmental authorities will continue to provide such incentives, grants and benefits on similar terms or at all.

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

We rely on information technology to operate our business, and any disruption to our technology infrastructure could harm our operations — We operate many aspects of our business including financial reporting and customer relationship management through server and web-based technologies. We store various types of data on such servers or with third parties who in turn store it on servers and in the “cloud.” Any disruption to the internet or to our global technology infrastructure or to that of our service providers, including malware, insecure coding, “acts of God”, attempts to penetrate networks, data theft or loss and human error, could have adverse effects on our operations. A cyber-attack to our systems or networks that impairs our information technology systems could disrupt our business operations and result in loss of service to customers. Our ability to keep our business operating effectively depends on the functional and efficient operation of our information, data processing and telecommunications systems, including our design, procurement, manufacturing, inventory, sales and payment process. Due to the geopolitical uncertainty following the Russia’s invasion of Ukraine and the more recent Israel-Hamas conflict, there is a possibility that the escalation of tensions could result in cyberattacks that could either directly or indirectly affect our operations. While we have invested and continue to invest in information technology risk management, cybersecurity and disaster recovery plans (see “Item 16K. Cybersecurity”), these measures cannot fully insulate us from technology disruptions or data theft or loss and the resulting adverse effect on our operations and financial results.

In response to shifts in employee workplace preferences, we have allowed certain of our employees the option of a hybrid work schedule where they may choose to work partially from home. Although we continue to implement strong physical and cybersecurity measures to ensure that our business operations remain functional and to ensure uninterrupted service to our customers, because of our remote work arrangements, our systems and our operations remain vulnerable to cybersecurity incidents, including breaches of information systems security, which could damage our reputation and commercial relationships, disrupt operations, increase costs and/or decrease net revenues, and expose us to claims from customers, suppliers, financial institutions, regulators, payment card associations, employees and others, any of which could have a material adverse effect on our results of operations and financial conditions. Furthermore, the risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased, including due to the Russia-Ukraine conflict and the more recent Israel-Hamas conflict.

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

In 2023, we completed the migration of some core business applications to the cloud, starting from our enterprise resource planning (ERP) system, and in 2024 we will continue our strategy by migrating other business applications to the cloud. Although these cloud migrations have increased, and will continue to increase, efficiency and functionality, such migrations make the Company more reliant on third party service providers. Any material disruption or slowdown of the Company’s information systems could result in the loss of critical data, the inability to process and properly record transactions and the material impairment of the Company’s ability to conduct business, leading to cancelled orders and lost sales.

We are dependent on qualified personnel — Our ability to maintain our competitive position will depend to some considerable degree upon the personal commitment of our founder and Executive Chairman of the Board of Directors, Mr. Pasquale Natuzzi, as well as on our ability to continue to attract and maintain highly qualified managerial, finance, IT, manufacturing and sales and marketing personnel. There can be no assurance that the loss of key personnel would not have a material adverse effect on our results of operations.

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

Past and future grants of share-based awards may have an adverse effect on our financial condition and results of operations and have dilutive impact to your investment — In 2022, we adopted the Natuzzi 2022-2026 Stock Option Plan (the “SOP”) to grant share-based compensation awards to key employees and directors to incentivize their performance and align their interests with ours. The maximum number of Ordinary Shares we are authorized to issue pursuant to SOP is 5,485,304 Ordinary Shares. As of March 31, 2024, we have granted stock options for the purchase of a total of 2,812,560 Ordinary Shares (equivalent to 562,512 ADSs), of which 220,000 Ordinary Shares (equivalent to 44,000 ADSs) were subscribed for in 2022. See “Item 6. Directors, Senior Management and Employees—Compensation of Directors and Officers—Natuzzi 2022-2026 Stock Option Plan.” If we grant more stock options to attract and retain key personnel, our expenses associated with share-based compensation may increase, which may have an adverse effect on our financial condition and results of operations and have a dilutive impact to your investment. However, if we do not grant stock options or reduce the number of stock options that we grant, we may not be able to attract and retain key personnel.

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

The Italian financial transaction tax (the “IFTT”) applies with respect to trades entailing the transfer of (i) shares or equity-like financial instruments issued by companies resident in Italy, such as the Ordinary Shares; and (ii) securities representing the shares and financial instruments mentioned under (i) above (including depositary receipts such as the ADSs), regardless of the residence of the issuer. The IFTT may also apply to the transfer of Ordinary Shares and ADSs by a U.S. resident. The IFTT does not apply to companies having an average market capitalization lower than €500 million in the month of November of the year preceding the year in which the trade takes place. In order to benefit from this exemption, companies whose securities are listed on a foreign regulated market, such as the Company, need to be included on a list published annually by the Italian Ministry of Economy and Finance. Since the Company has been included in the list issued by the Italian Ministry of Economy and Finance of companies having an average market capitalization lower than €500 million in the month of November 2023, the IFTT would not apply on transfers of Ordinary Shares or ADSs made in 2024. See “Item 10. Additional Information—Taxation—Other Italian Taxes—Italian Financial Transaction Tax.”

ITEM 4. INFORMATION ON THE COMPANY

Business Overview

History and development of the Company — Founded in 1959 by Pasquale Natuzzi, Natuzzi Group is one of the most renowned players in the production and distribution of design and luxury furniture. With a global retail network of 678 Natuzzi mono-brand stores, 611 galleries and other smaller distribution areas within multibrand stores as of December 31, 2023, and with manufacturing plants in Italy, China, Romania and Brazil to efficiently serve different markets, Natuzzi distributes its collections worldwide. In 2023, the Company distributed its products in 110 countries on five continents. Natuzzi products embody the finest spirit of Italian design and the unique craftmanship details of the “Made in Italy”, as a predominant part of its production takes place in Italy. Natuzzi has been listed on the New York Stock Exchange since May 13, 1993. For additional information on the Company’s listing on the New York Stock Exchange, see “Item 9. The Offer and Listing—Trading Markets.”

Continuous stylistic research, creativity, innovation, solid craftsmanship, industrial know-how and integrated management throughout the entire value chain are the mainstays that have made Natuzzi one of the few players with global reach in the furniture market.

In the early 2000s, to respond to a global competition based mainly on price, the Company began to reposition its brand by introducing a total living concept in its offer, encompassing the production of sofas and armchairs not only in leather but also in fabric, together with the offering of living room furniture and beds. Moreover, Natuzzi is accelerating its retail expansion worldwide, leveraging on a global manufacturing footprint to strategically support the development of its brands. This is a crucial step as the Company begins to lay the foundations for its transformation from a pure “B2B” manufacturer to a retailer, which has required investments in organization, marketing, R&D, IT and product for more than a decade.

Committed to social responsibility and environmental sustainability since its inception, Natuzzi is ISO 9001 and 14001 certified (Quality and Environment), ISO 45001 certified (Safety in the Workplace) and FSC® Chain of Custody, CoC (FSC-C131540).

The brand portfolio of the Group includes two main brands: Natuzzi Italia and Natuzzi Editions. For a detailed description of each brand and its target markets, see “Strategy—The Brand Portfolio and Merchandising Strategy” and “Products” below.

As of December 31, 2023, the Group distributed its branded products as follows:

—
Natuzzi Italia branded products are distributed through 238 Natuzzi Italia monobrand stores, of which 37 are directly operated by the Group, 13 directly operated by our joint venture in China and 188 by third-party franchisees. Furthermore, Natuzzi Italia branded products are sold through 152 Natuzzi Italia galleries worldwide (store-in-store points of sales managed by independent partners), in addition to four Natuzzi Italia concessions, i.e., galleries directly managed by the Mexican subsidiary of the Group. The Natuzzi Re-vive recliner is included in the Natuzzi Italia offering.
—
Natuzzi Editions branded products are distributed through 362 Natuzzi Editions stores (of which six directly operated by the Group, three operated in joint venture with a local partner in the U.S., eight operated by our joint venture in China and 345 by third-party franchisees). Furthermore, the Natuzzi Editions branded products are distributed through 447 Natuzzi Editions galleries worldwide (store-in-store points of sales managed by independent partners) and through other smaller distribution areas within multibrand stores, in addition to eight Natuzzi Editions concessions, i.e., galleries directly managed by the Mexican subsidiary of the Group. Natuzzi Editions products are distributed in Italy under the brand Divani&Divani by Natuzzi through additional 78 mono-brand stores, of which 12 directly operated by the Group. Natuzzi Editions and Divani&Divani by Natuzzi are two brands with different banners and store concepts, but with the same merchandising offer (i.e., same positioning and consumers target).

The Group also offers unbranded products (also referred to as “private label” products in this Annual Report) within a dedicated business unit to meet the specific needs of key accounts globally. The Group intends to focus on selected large accounts selling unbranded products and serve them with a more efficient go-to-market model.

Every year, the Group presents its products at the world’s leading furniture fairs. In 2023, the Group participated in prominent global furniture events, including “Il FuoriSalone”, the collateral event of the Milan Furniture Fair in Italy, and the High Point Furniture Market in North Carolina, United States. Additionally, it was involved in the Clerkenwell Design Week in London and the Shenzhen Fashion and Design Week.

The statuto (or By-laws) of the Company provides that the duration of the Company is until December 31, 2050. The Company, which operates under the trademark “Natuzzi,” is a società per azioni (joint stock company) organized under the laws of the Republic of Italy and was incorporated in 1959 by Mr. Pasquale Natuzzi, who is currently Executive Chairman of the Board of

Directors and controlling shareholder of the Company. Most of the Company’s industrial operations are carried out through various subsidiaries that individually conduct a specialized activity, such as leather processing or furniture manufacturing.

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

Organizational Structure

Natuzzi S.p.A. is the parent company (the “Parent Company” or the “Parent”) of the Natuzzi Group. As of December 31, 2023, the Company’s principal operating subsidiaries were:

Name	Percentage of 31/12/2023	Percentage of 31/12/2022	Share/ quota capital	Ownership registered office	Activity
Italsofa Romania S.r.l.	100.00	100.00	RON 109,271,750	Baia Mare, Romania	(1)
Natuzzi (China) Ltd	100.00	100.00	CNY 106,414,300	Shanghai, China	(1)
Italsofa Nordeste S/A	100.00	100.00	BRL 159,300,558	Salvador de Bahia, Brazil	(1)
Natuzzi Quanjiao Limited	100.00	100.00	CNY 10,000,000	Quanjiao County-Anhui province, China	(1)
Natco S.p.A.	99.99	99.99	EUR 4,420,000	Santeramo in Colle, Italy	(2)
Nacon S.p.A.	100.00	100.00	EUR 2,800,000	Santeramo in Colle, Italy	(3)
Lagene S.r.l.	100.00	100.00	EUR 10,000	Santeramo in Colle, Italy	(3)
Natuzzi Americas Inc.	100.00	100.00	USD 89	High Point, N. Carolina, USA	(3)
Natuzzi Florida LLC	51.00	51.00	USD 4,955,186	High Point, N. Carolina, USA	(3)
Natuzzi Iberica S.A.	100.00	100.00	EUR 386,255	Madrid, Spain	(3)
Natuzzi Switzerland AG	100.00	100.00	CHF 2,000,000	Dietikon, Switzerland	(3)
Natuzzi Services Limited	100.00	100.00	GBP 25,349,353	London, UK	(3)
Natuzzi UK Retail Limited	70.00	70.00	GBP 100	Cardiff, UK	(3)
Natuzzi Germany Gmbh	100.00	100.00	EUR 25,000	Köln, Germany	(3)
Natuzzi Japan KK	74.40	74.40	JPY 28,000,000	Tokyo, Japan	(3)
Natuzzi Russia OOO	100.00	100.00	RUB 8,700,000	Moscow, Russia	(3)
Natmx S.DE.R.L.DE.C.V	100.00	100.00	MXN 68,504,040	Mexico City, Mexico	(3)
Natuzzi France S.a.s.	100.00	100.00	EUR 70,727	Paris, France	(3)
Natuzzi Oceania PTI Ltd	74.40	74.40	AUD 320,002	Sydney, Australia	(3)
Natuzzi Singapore PTE. LTD.	74.40	74.40	USD 7,654,207	Singapore, Republic of Singapore	(3)
Natuzzi Netherlands Holding	100.00	100.00	EUR 34,605,000	Amsterdam, Holland	(4)
Natuzzi Trade Service S.r.l.	100.00	100.00	EUR 14,000,000	Santeramo in Colle, Italy	(5)

(1)
Manufacture and distribution
(2)
Intragroup leather dyeing and finishing
(3)
Services and distribution
(4)
Investment holding
(5)
Dormant

See “Item 18. Financial Statements” of this Annual Report for further information on the Company’s subsidiaries.

Strategy

The Group is focused on strengthening its brands, expanding its retail network with Natuzzi monobrand stores in key markets, where the Natuzzi brand is well known, and on its ability to create value by improving the efficiency of its industrial and supply-chain operations. At the same time, the Group focuses on implementing cost control measures to reduce and streamline costs, including the headquarter-related costs.

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

During 2021, 2022 and 2023, the Group continued the transformation of its business to pursue a positioning of the Natuzzi brand as a life-style brand by further focusing principally on the branded part of its business, which is mainly distributed through the retail channel: in 2023, 92.5% of the Group’s sale of upholstery furniture and home furnishing accessories came from the sale of its branded products (compared to 89.4% in 2022 and 87.2% in 2021. See Note 32 to the Consolidated Financial Statements). In addition, the Group intends to continue to expand its branded presence in key strategic markets where the Natuzzi brand’s awareness is well established, such as the U.S., Greater China and certain European countries, in particular the UK and Italy.

Consistently with such effort, in November 2021, the Group defined a new organizational model, pivoting in particular on the Group’s two main brands, Natuzzi Italia and Natuzzi Editions. Indeed, the Natuzzi Italia and Natuzzi Editions brands are increasingly pursuing a distinct but complementary development path both in terms of customer segmentation and distribution strategy and, therefore, require a dedicated organization (see below “The Brand Portfolio and Merchandising Strategy”). This new organization relies specifically on two leading roles: a Chief Brand Officer (“CBO”) for each of the Natuzzi Italia and Natuzzi Editions brands. Each CBO is responsible for the performance of the respective brand in terms of top line. Accordingly, the CBOs define the main choices in terms of product merchandising, visual merchandising and marketing, as they have a direct impact on brand positioning and customer experience. In addition, each CBO interacts cross-functionally with other Group functions, such as R&D, Manufacturing and the Creative Department, as well as with each of the Group’s Regional Managers (for the North America; Central and South America; West & South Europe, including Italy; Emerging Markets; Greater China and the Rest of APAC) with the aim of identifying business trends and opportunities in the different markets.

Natuzzi is also moving towards the Group’s digital transformation with continuous improvement of the Natuzzi global website, which is part of a broader omnichannel strategy to fully integrate the digital and physical sides of the business. The global website, which is available in more than 100 countries, is dedicated to Natuzzi Italia and Natuzzi Editions collections and it offers a fully operational e-commerce platform for U.S. consumers focusing initially on the Natuzzi Italia collection. We are prioritizing the U.S. market, as we believe that it offers the best potential in the e-business segment, with the goal of gradually extending it to other key markets and, in 2025, to the other brand, Natuzzi Editions. The Company confirms its strategic decision to digitize sales and service processes, enhance customer relationships, and bolster competitiveness through the utilization of data and artificial intelligence.

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
•
Fostering of the digital transformation, by developing, among other things, the recently introduced website which has replaced the former existing 46 domains, and offering on-line functionality, at its initial stage, in the U.S. for the Natuzzi Italia collection, with the goal of gradually extending it to other key markets and, in 2025, to the other brand, Natuzzi Editions. The Company carries on various IT-related projects, to support the Group’s main functions, such as manufacturing, supply chain, product, organization, and to provide digital tools for sales.
•
A more flexible and efficient production: we continue to implement the “Factory 4.0” pilot industrial program in our plants in Italy. This program, which is inspired by the automotive industry, leverages on innovative technologies and provides for a greater involvement of our vendors in the process, so that everyone in the value chain, including our suppliers, can contribute in identifying opportunities to improve and stabilize the overall process flow. We plan to gradually extend this program to the other Italian plants as well as our plants in China, Romania and Brazil. In addition, we plan to further rely on industrial outsourcing especially for the unbranded production;
•
A new organization to support the brand centricity, relying on the two Chief Brand Officers, one for Natuzzi Italia and one for Natuzzi Editions, who will act transversally across the functions (R&D, Manufacturing, Retail, Supply Chain, Furnishings & Accessories) and different geographic markets.
•
Increase in capital efficiency, through a rigorous approach to cash and working-capital management, the disposal of non-strategic assets and an increased focus on cash generation and margins metrics.

More generally, the Company intends to implement actions aimed at developing its business and improving the Group’s overall efficiency on the basis of the following three main levers:

1) Focus on business development by leveraging on its main brands, Natuzzi Italia and Natuzzi Editions, through:

•
expanding the Group’s presence in key geographies, such as the U.S., China and certain European countries, in particular the UK and Italy;
•
leveraging on joint ventures to exploit market opportunities in markets we believe have growth potential;
•
extending the Group’s efficient direct-retail model in the U.S. to enhance the productivity of other existing directly operated stores (“DOS”); and
•
expanding the retail branded network in a manner that fosters the transition to a retail and branded company.

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
•
the disposal of non-strategic assets, and
•
the adoption of an “asset light model”, as suppliers are directly involved in both production and inventory management for some selected furnishings and accessories.

In addition to the Natuzzi branded business, which has represented over the last few years, and will continue to represent, according to our current plans, the most strategic portion of the business, the Group continues to offer unbranded products to a number of wholesale accounts globally. This unbranded division produces and offers leather upholstery to some of the world’s renowned wholesale distributors in the medium/low end of the market. This market segment is exposed to all competitors offering products at competitive price ranges, with consequent downward pressure on margins. The Company intends to focus on selected large accounts selling unbranded products and serve them with a more efficient go-to-market model. Over the recent years, the Group further refined its approach to managing the unbranded business, as it intends to focus on those customers who meet specific business requirements, along with a continued simplification of its operating model, by further evolving the engineering processes of the relevant product/model platforms, as well as, by leveraging on the Group’s global footprint, identifying the more suitable production allocation to efficiently serve such customers.

In order to enhance efficiency and flexibility, as well as better serve wholesale mass distributors (“Mass Merchants”), in December 2019, we started an outsourcing program in Vietnam intended to supply an increasing portion of Mass Merchants in North America. This program represents an opportunity not only for the unbranded business, but also for the branded business, with specific reference to Natuzzi Editions, addressing specifically the wholesale distribution channel.

Since the Group’s production manufactured in Asia for the North American market is primarily affected, among the others, by the trade dispute between the U.S. and China, the Group continues to explore further external production capacity in low-cost countries to avoid import custom duties and, at the same time, to increase its production flexibility, particularly with regard to its unbranded production. There is no assurance that such additional outsourced production capacity could be implemented and that the relevant efficiency gains expected could be reached in the future. For information on the Company’s revision of its industrial footprint as a result of these challenges, see “—Manufacturing.”

The Company has taken steps to sell some non-strategic assets and real estate properties in the U.S. and Italy. The sale of these assets should increase the flexibility of our operations and reduce working capital needs. The sale proceeds will be reinvested mainly in retail expansion, with a specific focus on North America, and restructuring programs, particularly in Italy. Moreover, the Group continued to streamline its overall cost structure, with particular reference to its Italian operations. As part of this strategy, in June 2020, the Company signed a sale agreement with a third party for the disposal of the land located in the “Santeramo in Colle-Iesce” area, just a few miles away from its headquarters. Moreover, in March 2021, the Company completed the sale of IMPE S.p.A. (“IMPE”), a subsidiary dedicated to the production of flexible polyurethane foam, as well as the idle industrial real estate complex “Fornello” located in the city of Altamura (Bari) (see Notes 7 and 8 to the Consolidated Financial Statements). In addition, in May 2021, the Company completed the sale of the idle industrial real estate complex “Via Dell’Avena” located in the city of Altamura (Bari).

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

─ Natuzzi Italia is the Group’s luxury furniture brand, targeting affluent and more sophisticated global consumers. The Natuzzi Italia collection is mainly sold through the retail channel in mono-brand stores, concessions and galleries in multi-brand specialized stores and high-end department stores. The offer includes sofas designed and manufactured in Italy at the Company’s factories, positioned in the high end of the market, with unique and customized materials, workmanship and finishes thanks to the Natuzzi heritage of fine craftsmanship in the leather sofas segment. The Natuzzi Italia product line, which is largely the same across all of our stores globally to better represent the Natuzzi Italia brand, includes furnishings and accessories for the living room and beds, bed linens and bedroom furnishings to further expand its product offering.

─ Natuzzi Editions is the Group’s contemporary collection designed in Italy, which was initially designed specifically for the U.S. market. This collection includes a wide range of leather upholstery products, targeting the medium/medium-high segment of the market and leveraging the know-how and high credibility of the Natuzzi brand in the leather upholstery industry. Natuzzi Editions products are strategically almost entirely manufactured at the Group’s industrial plants (located in Romania, China and Brazil) to efficiently serve different geographies and are mainly sold through mono-brand stores and galleries. The retail and merchandising format of Natuzzi Editions has evolved over time and now includes also a wider offering of furnishings. Natuzzi Editions products are manufactured and distributed in Italy under the brand Divani&Divani by Natuzzi, through both directly-owned and franchise stores. The store merchandising of Natuzzi Editions is based on a common collection which is then tailored to best fit the opportunities of each market. Natuzzi Editions and Divani&Divani by Natuzzi are two brands with different banners and store concepts, but with the same merchandising offer (i.e., same positioning and consumers target). Divani&Divani by Natuzzi is focused on the Italian market where it was first launched, whereas Natuzzi Editions is distributed in other countries around the world.

─ In addition to Natuzzi mono-brand stores and galleries, the Group operates a key account program for the distribution of unbranded products and certain Natuzzi Editions products to compete in the entry price segments of the market by conducting business mainly through large distributors. Products involved in such key account program are manufactured in the Group’s plants located in Romania, China and Brazil, as well as through an outsourcing program in Vietnam.

Improvement of the Group’s Retail Program and Brand Development — The Group has made significant investments to improve its existing distribution network and strengthen its Natuzzi brand. The high level of the Natuzzi brand awareness among high-end consumers is the result of efforts the Company has made over the past decade in its products, communication, store experience and customer service. This consumer brand awareness encourages the Company to carry on its brand development and further enhancement of the Group’s distribution network, in order to further increase consumers’ familiarity with the Natuzzi brand, and their association of it as a high-end brand.

The Group intends to continue the transformation of its commercial operations to become a more retail-oriented company. Accordingly, it is evolving its commercial organization to improve agility and accountability throughout its retail process.

In 2023, we established the Global Retail Division, dedicated to modernizing and professionalizing our retail approach by developing tools to support our regions and dealers in enhancing retail performance and elevating in-store customer experience. We standardized all retail-related KPIs to accelerate the diagnosis of areas requiring immediate intervention to foster organic growth. Leveraging the experience gained in our direct stores, we now offer franchising partners turn-key retail programs, including IT systems, training, and guidelines on store layout, merchandising, and visuals. Moreover, in 2023, we achieved a wider implementation of certain retail tools (such as the 3D product configurator and a traffic counter system) within our network, aimed at ensuring a standardized shopping experience for our customers and gaining better control over all KPIs related to the retail business.

Specifically, in order to implement its retail business model, the Group’s Global Retail Division carries out various cross-functional activities, such as: i) analyzing the performance of the Group’s DOS to identify possible issues and implement specific action plans, with the support of the Chief Brand Officers and regional commercial managers; ii) defining the Group’s retail merchandising platform to support the merchandising team in identifying the right product mix by store cluster and consumer target; iii) defining the Group’s retail customer-experience guidelines, including sales ceremonies and in-store communication, in line with the Natuzzi brand’s commercial strategies; iv) defining training content aimed at improving the performance of sales staff, their product knowledge and store management; v) developing the trade business through the implementation of procedures and initiatives aimed at attracting trade professionals, such as architects and interior designers; vi) defining guidelines and tools for managing the process of opening new Natuzzi stores.

The Global Retail Division is also responsible for defining strategies for the development of the online business, in close collaboration with the Group’s Digital Marketing & E-Commerce Department and in cooperation with the regional commercial teams.

During 2023, 24 Natuzzi Italia stores were opened, of which 11 in China, six in the U.S. (and, specifically, in San Diego, Manhasset, Houston, Fort Worth, Atlanta and Miami), two in South Korea and one in each of Brazil, Malta, Russia, Taiwan and Azerbaijan.

Natuzzi Editions and the Divani&Divani by Natuzzi retail chains are characterized by a medium positioning in the upholstery business. Natuzzi Editions and Divani&Divani by Natuzzi are two brands with different banners and store concepts, but with the same merchandising offer (i.e., same positioning and consumers target). Divani&Divani by Natuzzi is mostly focused on the Italian market where it was first launched, whereas Natuzzi Editions is distributed in other countries around the world. During 2023, 46 Natuzzi Editions stores were opened (of which 29 in China, five in Brazil, and one in each of Australia, Austria, Hungary, Kuwait, Malta, Philippines, Ukraine, the United Arab Emirates, Uruguay, the U.S., Ecuador and the UK) and three Divani&Divani by Natuzzi stores were opened in Italy. The DOS opened in the U.S. (and, specifically, in Frisco) is managed in joint venture with a local partner.

Product Diversification and Innovation — The Group has continued to collaborate with the most outstanding international designers to launch the new 2023 Natuzzi Italia collection called “The Circle of Harmony – Comfortness”. The new collection, designed by the Natuzzi Design Center in collaboration with internationally renowned designers, is part of The Circle of Harmony initiative. Launched in 2020, this project aims at creating a physical and virtual community wherein artists, architects, and designers converge to imagine and create Natuzzi Italia’s stylistic evolution, using the brand’s history and heritage as milestones for this purpose. This creative contamination fosters creative synergy, yielding innovative reinterpretations of the Natuzzi DNA manifested in contemporary furnishing proposals tailored for a global audience seeking an immersive Mediterranean lifestyle experience.

Building upon the thematic explorations of past editions of The Circle of Harmony, which delved into crucial issues of spatial functionality and furniture sustainability, Comfortness now orbits around the concept of comfort. Here, comfort is interpreted as a lifestyle, an intimate and personal aspect, serving as a conduit for fortitude and well-being and which is essential in elevating moments dedicated to self-care and relaxation into precious interludes. Introducing a new paradigm of sustainability, pivotal to enhancing one’s quality of life, this latest chapter of The Circle of Harmony aims at combining comfort with design, beauty with functionality.

The Group believes that a wider offer of collections will strengthen its relationships with the world’s leading distribution chains, which are interested in offering branded solutions. The Group has also continued to invest in the Natuzzi’s style center in Santeramo in Colle, Italy (the “Style Center”), which serves as a creative hub for the Group’s design activities.

Manufacturing

As of the date of this Annual Report, our manufacturing facilities are located in Italy, China, Romania and Brazil. Since December 2019, the Group has also used outsourcing programs in Vietnam.

Due to the current challenges arising from global competition, and the continued imposition of tariffs by the U.S. on goods imported from China, and, from 2021, of customs duties imposed by the Canadian authorities on goods imported from China and Vietnam, in 2023, the Group continued a thorough revision of its industrial footprint and plant rightsizing.

In particular, as part of such process, in 2023 we further downsized our Chinese manufacturing plant located in Shanghai, leading to a further reduction in the number of workers. Following the downsizing, our Shanghai plant mainly serves the Chinese market with regard to our Natuzzi Editions branded products, whereas production for the North American and Rest of APAC market is gradually being shifted from the Shanghai plant to the plant located in Quanjiao - County - Anhui province, established in 2022. The Quanjiao plant is expected to gradually absorb the production capacity of the Shanghai plant, allowing for a significant reduction in manufacturing costs. The Company plans to definitively close the Shanghai facility within the second half of 2024. In 2023, our total operations in China represented 25% of the Group’s total consolidated upholstered revenue. The Group has been operating in China since 2002.

In addition, within the revision of its industrial footprint in Asia, in 2023, the Group continued its outsourcing relationships with three different suppliers located in Vietnam for the production mainly of unbranded products for the North American market, in order to avoid custom duties imposed by the U.S. administration for products imported from China and, therefore, to regain competitiveness.

With the aim of further reducing industrial costs and improving competitiveness in its Asian operations, the Group plans to move part of the production of Natuzzi Editions products from China to Vietnam, also through the establishment of a new proprietary industrial facility. The activities for the establishment of this new industrial facility in Vietnam are still in progress and are expected to be finalized by the end of 2024. While the Company is exerting the utmost effort in the implementation of such project, there’s no guarantee that operations will begin in 2024.

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

Our five Italian plants dedicated to the production of upholstered products and three Italian warehouses are located either at or within 25 kilometers from Santeramo in Colle, where the Group’s headquarters is located. Collectively, these facilities extend over more than 170,000 square meters. As of December 31, 2023, these facilities employed 1,409 workers, the majority of whom were subject to layoff programs. See “Item 6. Directors, Senior Managers and Employees—Employees.” With the exception of the South American market, the Italian plants are the exclusive producers of Natuzzi Italia and Divani&Divani by Natuzzi products. In 2023, these plants generated 43% of the Group’s total consolidated upholstery revenue. In 2023, three plants were restructured according to the Factory 4.0 production model. The Company plans to restructure the remaining two plants according to such model in 2024. For additional information on the Factory 4.0 program, see “Item 4. Information on the Company—Innovation”.

We have two plants in China. One is located in Shanghai, currently extending over 38,000 square meters. In addition, we have a production facility located in Quanjiao - County - Anhui province, China, Natuzzi Quanjiao Limited, which is wholly indirectly controlled by the Company through Natuzzi China, and which became operational in 2022. As of December 31, 2023, the plant located in Shanghai employed 340 people, of whom 298 were laborers. It manufactures Natuzzi Editions and unbranded products mainly for the Asia-Pacific market, including China. As of December 31, 2023, the Natuzzi Quanjiao Limited plant employed 108 workers. In 2023, our Chinese plants produced about 25% of the Group’s total consolidated upholstered revenue.

Our Romanian plant is located in Baia Mare. Extending over 75,600 covered square meters, it has been in operation since 2003. During 2023, our Romanian plant was interested from a further restructuring and efficiency recovering process. As of December 31, 2023, it employed 676 people, of whom 561 were laborers. It produces Natuzzi Editions and unbranded products for the EMEAI market. In 2023, the Romanian plant produced about 22% of the Group’s total consolidated upholstered revenue.

Our Brazilian plant is located in Salvador De Bahia. Extending over 28,700 square meters, it has been in operation since 2000. During 2023 our Brazilian plant was interested from a further restructuring and efficiency recovering process. As of December 31, 2023, our Brazilian plant employed 189 people, of whom 135 were laborers. Since the end of 2016, in addition to Natuzzi Editions and unbranded products, the Brazilian plant produces Natuzzi Italia branded products for the South American market.

As of December 31, 2023, the Group had one additional plant in Italy, located in Udine (Natco S.p.A. (“Natco”)), and dedicated to the production of leather. As of December 31, 2023, this facility employed 120 people, of whom 103 were laborers. The Natco facility was interested by an optimization process.

As part of part of the Company’s strategy to review its value chain and streamline the Group’s manufacturing processes, focusing on value-added activities within its Italian plants, in March 2021 the Company completed the sale of IMPE to Vita Group. The last tranche of the payment related to this transaction was regularly collected by the Company in March 2022. See Note 7 to the Consolidated Financial Statements.

During 2023, the Company further developed innovative production methods and technologies, including the Factory 4.0 program, coordinated by a new planning and management information system that integrates our suppliers into an extended supply chain. Moreover, we introduced a new set of KPI to deeply monitor production performances, as well as an enhanced quality control system. For additional information on the Factory 4.0 program, see “Item 4. Information on the Company—Innovation”.

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

The innovative approach used in manufacturing is meant to improve efficiency, quality, service, and reduce production waste.

Raw Materials — The principal raw materials used in the manufacture of the Group’s products are hides (mainly cattle hides), fabrics, polyurethane foam, polyester fiber and wood. In 2023, the total cost of raw materials used in the manufacture of the Group’s products decreased compared to 2022. We continue to see a downward trend in the cost of leather and other raw materials, such as mechanical and electric components, wood and polyurethane.

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

The prices for cattle hides decreased during 2023. As the current situation remains uncertain, and due to the volatile nature of the hides market, there can be no assurance that current prices will remain stable or continue to decrease. Indeed, given the current inflationary environment, exchange rate volatility, the uncertainties surrounding the developments of the war in Ukraine, the Israel-Hamas conflict and any potential escalation thereof, we expect that such prices could trend upward and that raw material supply can be difficult in the second half of 2024. See “Item 3. Key Information—Uncertain global macro-economic and political conditions could materially adversely affect our business, operations and economic and financial position”, “Item 3. Key Information—Risk Factors—The price of the raw materials we use is difficult to predict and material increases to such prices and our energy production costs have had, and may continue to have, a material adverse effect on our results of operations.

The Group also purchases fabrics and microfibers to be used in coverings. Most of the fabrics are purchased in Italy from a dozen of suppliers which provide the finished product. Microfibers are purchased from suppliers in Italy, Spain, South Korea and China. Fabrics and microfibers are generally purchased weekly from suppliers on the basis of purchase orders specifying the quantity (in linear meters) and the delivery date. In 2023, the price for fabrics and microfibers decreased compared to 2022.

In 2023, polyurethane foam prices decreased compared to 2022. The chemical components of polyurethane foam are petroleum-based commodities, and the prices for such components are therefore subject to, among other factors, fluctuations in the price of crude oil.

In 2023, wood prices increased compared to 2022. Such increase was addressed during the year by diversifying the portfolio of wood suppliers. See “Item 3. Key Information—Risk Factors—Increases in raw material, transportation and labor costs could have a material adverse effect on our results of operations”.

Supply-Chain Management

The Supply Chain department is responsible for monitoring logistics solutions to ensure their effectiveness. In addition, in order to improve access to supply chain information across the Group, the Supply Chain department uses a portal that allows it and other departments (such as the Customer Service and Sales Department) to monitor the movement of goods through the supply chain and to monitor key performance indicators (KPIs).

In 2023, the Group continued to revise its supply chain processes and planning systems, such as the material requirements planning (MRP) system, which determines what raw materials, components and semifinished goods are needed during the production cycle, and when to assemble the finished goods, based on demand and the bill of materials.

The Company has also established a “control tower” that provides full visibility of the entire end-to-end supply chain, allowing management to analyze and proactively respond to potential demand spikes while ensuring availability of production inputs and reducing waste.

This supply chain approach allows management to leverage automation and ensure that work is allocated and processed effectively across the organization, thus allowing the Group to better adapt its business to supply chain challenges, market volatility, and rising costs, with the ultimate goal of improving working capital management.

The Company remains focused on improving the service level and the on-time delivery at global level.

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

See “Item 3. Key Information—Risk Factors—Our inability to accurately forecast demand for our products could affect our profitability” for a discussion of the impact of inaccuracies in forecasts and assumptions regarding current and future demand for our products on our production planning”.

Load Optimization and Transportation — The Group delivers goods to customers via common carriers. Goods destined for the Americas and other markets outside Europe are transported by sea in 40-foot high cube containers, while those produced for the European market are generally delivered by truck or rail. In 2023, the Group shipped 2,995 containers overseas and 3,973 fully loaded mega-trailers trucks.

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

See “Item 3. Key Information—Risk Factors—Increases in raw material, transportation and labor costs could have a material adverse effect on our results of operations” for a discussion of the impact of supply chain disruptions and increases in transportation costs”.

Products

Products are mainly designed in the Company’s Style Center, but the Group also collaborates with international designers for the conception and prototyping of certain products in order to enhance brand visibility, especially with respect to the Natuzzi Italia product line. See “See “Item 4. Information on the Company—Strategy— Product Diversification and Innovation.”

New models are the result of a constant information flow from the market, in which preferences are analyzed, interpreted and turned into a brief for designers in terms of style, function and price point. Designers draw the sketches of new products in accordance with the guidelines they are provided and, through collaboration with the prototype department, approximately 70 new sofa models are generally introduced each year. The diversity of customer tastes and preferences, as well as the Group’s inclination to offer new solutions, results in the development of products that are increasingly personalized. 65 highly qualified employees conduct the Group’s R&D efforts from its headquarters in Santeramo in Colle, Italy.

The Group’s wide range of products includes a comprehensive collection of sofas and armchairs with particular styles, coverings and functions, with more than two million combinations.

•
The Natuzzi Italia collection stands out for its choice of high-quality materials and finishes, as well as for the creativity and details of its design. As of March 31, 2024, this product line offered 69 models of sofas, 47 armchairs and 10 beds offered in a wide range of covers and colors. This collection also includes a selection of additional furniture pieces (such as wall units, coffee tables, tables, chairs, lamps and carpets) and accessories (including vases, mirrors, magazines racks, trays and decorative objects) to offer a complete suite of furnishings and with the aim of enabling the Group to develop a “lifestyle” brand.
•
The Natuzzi Editions and the Divani&Divani by Natuzzi collection consisted of 98 models of sofas, 25 armchairs and 12 beds as of March 31, 2024. This vast range of models covers all styles from casual/contemporary to more traditional, suitable for all markets from Europe to Americas to Asia. This collection focuses on leather and offers 14 leather types available in 111 colors. In addition, a collection of 14 fabric articles available in 151 colors was added to the line.
•
The unbranded collection consisted of 44 models as of March 31, 2024, including exclusive models for key accounts. The products are mainly offered in top grain leather, but are also available in a bonded leather.

In addition to upholstered products, the Group also offers a collection of home furnishing accessories (tables, lamps, rugs, home accessories and wall units in different materials) which are purchased from third-party suppliers. Most of these suppliers are located in Italy, while some hand-made products (such as rugs) are made in India. Before any items are introduced into our collection, they are tested in accordance with European and world safety standards. In the design phase particular attention is paid to the choice of innovative technological solutions that add value to the product and ensure long lasting quality.

The Group operates in accordance with strict quality standards and has earned the ISO 9001 certification for quality and the ISO 14001 certification for the management of environmental impacts. The ISO 14001 certification also applies to the Company’s tannery subsidiary, Natco. Further, the Group has obtained the ISO 45001 certification for management systems of occupation health and safety.

In 2023 the Company accomplished The Responsibility Award. The Responsibility Award is an award issued by Bureau Veritas that confirms Natuzzi’s commitment to the responsible management of the three pillars of corporate management: Quality, Environment, and Corporate Social Responsibility.

Innovation

The Group invests time and resources to design and innovate processes and products to achieve higher levels of efficiency, quality and service.

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

During 2023, Natuzzi participated in the Made in Italy Circolare e Sostenibile consortium(“MICS”). MICS is a partnership between universities, research centers, and enterprises financed by MUR - Ministero dell’Università e della Ricerca with funds provided by the European Union under the NextGenerationEU (PNRR) program. MICS connects businesses and research in the public and private sectors, creating a unique unity of purpose. Presently, three key sectors of the Italian industrial scenario are involved, namely fashion, furniture, and factory automation. By dividing research into eight thematic areas, referred to as “Spokes”, MICS is at the forefront of addressing challenges to Italy’s design, production, and consumption models, as well as to end-of-life materials, products, production technologies, and processes necessary for transitioning to greener and more circular pathways and patterns. Through this partnership, Natuzzi aims to enhance its sustainability practices, from product design through the entire order-to-delivery and fulfillment process.

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

The new factory model is supported by digital systems based on 4.0 technologies, which make it possible to connect people, machines and systems as a network. All assembly processes and material handling technology are real-time ready. The assembly, sewing, packaging and cutting departments are completely digitalized. Employees work with monitors and personal pads. Workstations and processes have been virtually tested and ergonomically designed. All the warehouses and picking zone are equipped with a digitalized logistics and visual management “Andon” systems, the necessary materials for assembly in a so-called pick zone use (“pick-to-light” systems), advanced transport and handling systems are in use to speed up the efficiency of the internal logistics system. A real-time monitoring approach has been designed and implemented into Factory 4.0, as the resulting data can now be collected and analyzed at the end of a shift using big data technology. The findings are used to improve existing production processes, prevent efficiency losses and take predictive action. This helps to increase uptime and improve quality.

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

As of the date of this Annual Report, Factory 4.0 has been implemented in three Italian plants. However, we plan to gradually extend this program to the other Italian plants in 2024 and, subsequently, to our plants in China, Romania and Brazil.

R&D expenses, which include labor costs for the R&D department, design and modeling consultancy expenses and other costs related to the R&D department, were €3.8 million in 2023, €3.5 million in 2022 and €3.3 million in 2021.

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

Our combination of creative and analytics-driven strategies enables us to drive new and repeat customer traffic to both our stores worldwide and our new website, natuzzi.com. Using our fully integrated customer relationship management system, we create personalized customer journeys, targeted communications and retargeting campaigns. We develop persuasive, aspirational and relevant messages and we convey them through a variety of media, including direct mail, geo-targeted tools, radio, digital and social channels and email marketing. Taken together, these strategies allow us to constantly expand and update our client base while maintaining existing relationships.

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

In particular, as a result of the increased focus on online shopping and virtual merchandising platforms, we continue to strategically focus on digital touchpoints through our ongoing implementation of conversion rate optimization updates. We also invest in targeted search engine optimization and paid search marketing for both national and local markets, driving both referral traffic to our website and physical traffic to our stores. In addition, improved on-site search capabilities, expanded online appointment booking capabilities, and product listing and display page enhancements continue to elevate our users’ experience. We continue to promote brand visibility on various social media platforms, placing greater emphasis on visual and video-driven content. Both paid social media campaigns and organic social media presence have helped us grow our social following and take a more prominent place in the cultural conversation.

In 2023, the Natuzzi Editions brand continued its transition to become a retail brand by expanding partnerships and improving the quality of distribution through mono-brand stores and galleries that represent the Group’s lifestyle concept.

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

We plan to further invest in our digital footprint, including our website, in order to enhance our customer experience, expanding a customized and engaging approach to products. We are also continually improving our customers’ journey from the time they visit our website to the delivery of their purchased products or their visit to our points of sale by boosting our engagement tools. We view the combination of online and in-store traffic in a holistic fashion whereby our customers generally experience our brand on our website before visiting a store in person. Our online traffic continues to increase each year and our marketing teams remain focused on enhancing our digital outreach strategies to further drive more traffic and keep our brand relevant in today’s social media-oriented world.

Retail Development

The Group is still focused on expanding its retail distribution network internationally in its most important markets, by opening new stores and closing/relocating those store that have not met the expected revenue goals.

During 2023, 24 Natuzzi Italia stores were opened, of which 11 in China, six in the U.S. (and, specifically in San Diego, Manhasset, Houston, Fort Worth, Atlanta and Miami), two in South Korea and one in each of Brazil, Malta, Russia, Taiwan and Azerbaijan.

During 2023, 46 Natuzzi Editions stores were opened (of which 29 in China, five in Brazil, and one in each of Australia, Austria, Hungary, Kuwait, Malta, Philippines, Ukraine, the United Arab Emirates, Uruguay, the U.S., Ecuador and the UK) and three Divani&Divani by Natuzzi stores were opened in Italy.

The expansion of the network will continue in 2024, primarily through dealership agreements within the most relevant geographies, namely the U.S., China and Europe, with a specific focus on the UK and Italy. We plan to open approximately 50 Natuzzi franchises worldwide in 2024. Additionally, the strategic initiative of rationalizing the DOS network by ceasing operations at non-profitable stores is encompassed within the plan. Furthermore, with the aim of further consolidating the strong presence of our brand in the U.S. retail market, we plan to open another Natuzzi Italia store in Denver in 2024.

In addition, commencing from the end of the year 2023, the Group initiated a process aimed at revising the classification of points of sale within multi-brand stores to better address the offerings in relation to the type of location and its related clientele, thus leading to a distinction of points of sale within multi-brand stores between galleries and smaller distribution areas.

Markets

The Group markets its products internationally and in Italy. Historically, the distribution of the Group’s products has been through the wholesale channel, which still represents a significant portion of our entire business.

The Group continues in its effort to expand its retail distribution through Natuzzi mono-brand stores, both directly operated and franchises. In 2023, retail sales accounted for 63.5% of our consolidated upholstered and home furnishings revenue, compared to 59.5% in 2022.

The following tables show the number of Group stores (both directly operated and franchises) as of December 31, 2023 according to our principal geographic areas.

STORES		Natuzzi Italia	Natuzzi Editions	Divani&Divani by Natuzzi	TOTAL
Americas(1)	United States and Canada	21	8	—	29
	Other Americas	16	54	—	70
	Total Americas	37	62	—	99
EMEAI	West & South Europe (excluding Italy)	30	22	—	52
	Italy	4	—	78	82
	Middle East, Africa and India	25	9	—	34
	Other EMEAI	28	13	—	41
	Total EMEAI	87	44	78	209
Asia-Pacific	China (2)	97	249	—	346
	Other Asia-Pacific	17	7	—	24
	Total Asia-Pacific	114	256	—	370
TOTAL		238	362	78	678

(1)
Includes the United States, Canada, Central and South America (including Brazil) (collectively, the “Americas”).
(2)
Includes 21 Natuzzi stores directly operated by Natuzzi Trading (Shanghai) Co., Ltd., which is 49% owned by the Company, following the agreement with the Kuka group. See “3. Asia-Pacific Region” below.

In addition to the stores indicated in the above table, as of December 31, 2023, there were four Natuzzi Italia and eight Natuzzi Editions concessions (galleries or store-in-store points of sale), all directly managed by the Company’s Mexican subsidiary.

The following tables show the Group’s consolidated revenue of upholstery furniture, beds and home furnishing accessories, broken down by geographic market and branded/unbranded business for each of the years indicated therein and in millions of Euro.

	2023		2022		2021
Americas(1)	122.8	38.4%	164.7	36.3%	157.4	38.0%
Natuzzi brand(2)	109.9	34.4%	146.0	32.2%	136.3	32.9%
Unbranded	12.9	4.0%	18.7	4.1%	21.1	5.1%
EMEAI	150.8	47.2%	201.9	44.5%	183.9	44.5%
Natuzzi brand(2)	141.4	44.2%	175.5	38.7%	154.6	37.4%
Unbranded	9.4	2.9%	26.4	5.8%	29.3	7.1%
Asia-Pacific	46.2	14.4%	86.6	19.1%	72.4	17.5%
Natuzzi brand(2)	44.6	14.0%	83.5	18.4%	69.8	16.9%
Unbranded	1.6	0.4%	3.1	0.7%	2.6	0.6%
Total	319.8	100.0%	453.2	100.0%	413.7	100.0%

(1)
Includes the United States, Canada, Central and South America (including Brazil).
(2)
The “Natuzzi” brand includes the following lines of product: Natuzzi Italia, Natuzzi Editions and Divani&Divani by Natuzzi. Net sales under the “Natuzzi” brand also includes net sales of beds.

The following tables show the number of upholstered seats sold broken down by geographic market and branded/unbranded business for each of the years indicated therein:

	2023		2022		2021
Americas(1)	205,183	32.2%	234,074	28.5%	355,963	36.4%
Natuzzi brand(2)	155,797	24.5%	177,684	21.6%	266,193	27.2%
Unbranded	49,386	7.8%	56,390	6.9%	89,770	9.2%
EMEAI	327,494	51.4%	442,973	53.9%	475,071	48.6%
Natuzzi brand(2)	283,635	44.6%	345,757	42.1%	329,595	33.7%
Unbranded	43,859	6.9%	97,215	11.8%	145,476	14.9%
Asia-Pacific	103,978	16.3%	144,256	17.6%	146,993	15.0%
Natuzzi brand(2)	96,760	15.2%	130,619	15.9%	135,338	13.8%
Unbranded	7,218	1.1%	13,637	1.7%	11,655	1.2%
Total	636,655	100.0%	821,303	100.0%	978,027	100.0%

(1)
Includes the United States, Canada, Central and South America (including Brazil).
(2)
The “Natuzzi” brand includes the following three lines of product: Natuzzi Italia, Natuzzi Editions and Divani&Divani by Natuzzi.

In 2023, net sales of upholstered sofas, beds and home furnishings (“main business”) amounted to €319.8 million, a decrease of 29.4% compared to 2022, as a result of a 27.0% decrease in Natuzzi branded sales and a 50.3% decrease in net sales of unbranded products. However, the 2023 net sales compare to the strong performance in 2022, which benefitted from a €58.4 million reduction in the order backlog accumulated through December 31, 2021, due to supply chain disruptions in 2021, which significantly constrained product deliveries in that year. As a results, part of such orders was recognised in 2022, thus contributing to increasing 2022 net sales.

Moreover, during 2023, the Group’s sales performance in all main regions and across its brands was negatively affected by the persisting macroeconomic and industry-specific challenges, including high levels of inflation and increases in interest rates, which affected clients’ disposable incomes, thus causing consumers to delay or decrease investments in their existing homes and making them more price conscious, resulting in a shift in demand to less expensive products. See “Item 3. Key Information-Risk Factors—Uncertain global macro-economic and political conditions could materially adversely affect our business, operations and economic and financial position.” As a result, in 2023, the Group’s revenues decreased across the main geographic areas, namely North America, China and Europe compared to both 2022 and 2021.

The Group’s strategy is to increase the portion of revenue represented by the Natuzzi branded sales, mainly through the expansion of its retail network in priority markets, such as the U.S., China and Europe, primarily the UK and Italy, and, at the same time, to focus on selected large accounts selling unbranded products to serve them with a more efficient go-to-market model.

For additional information on the results of our operations in 2023 as compared to 2022, see “Item 5. Results of Operations.”

1. The Americas

In 2023, net sales of leather and fabric-upholstered furniture and beds as well as home furnishings in the U.S. and the rest of the Americas (including Brazil) were €122.8 million, down 25.4% compared to 2022, and the number of seats sold decreased by 12.3%, to 205,182 in 2023, compared to 2022. In 2023, net sales of our Natuzzi branded products were €109.9 million, down 24.7% compared to 2022, and net sales of unbranded products were €12.9 million, down 30.9% compared to the prior year.

Net sales in the Americas were significantly affected by the weak performance of the wholesale channel, for both branded and unbranded part of the business. Distributors remain focused on reducing their stock rather than placing new orders. Additionally, there has been low traffic in our monobrand points of sales due to high interest rates, resulting in a stagnant housing market and, thus, in a decrease of consumer demand for our products, as well as reduced disposable income for consumers.

The Group’s strategy for the Americas is to continue focusing on the branded business mostly through the opening of mono-brand Natuzzi stores in addition to Natuzzi galleries, mainly in the U.S., and at the same time to focus on selected large unbranded distributors in an effort to serve them with a more efficient go-to-market model.

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

In light of the tariffs imposed by the U.S. on goods imported from China, since December 2019, the Company has started outsourcing in Vietnam part of its unbranded production for some key accounts in the U.S. The Company intends to gradually increase its outsourced production in Vietnam to serve most of its Mass Merchants located in the U.S. In addition, the Group is leveraging on its global footprint to mitigate the negative effects from customs duties imposed by Canadian authorities. See “—Manufacturing.”

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

Natuzzi Americas maintains offices in High Point, North Carolina and provides the Company with agency services. The staff at High Point provides customer service, trademarks and products promotions, credit collection assistance, and generally acts as the customers contact for the Group. As of March 31, 2024, Natuzzi Americas had 39 employees and 16 independent sales representatives.

Our commercial activities in Brazil and South America are overseen from our Salvador de Bahia facility. The Group’s commercial structure for the South American region has been reinforced over the years by an increase in personnel, from 12 representatives in 2012 to 23 as of the end of 2023. 2023 net sales in Brazil were €14.5 million, from €15.4 million in 2022. As a result of the focus to the Brazilian and more generally South American high-end consumer market, the Group currently distributes a Natuzzi Italia “made in Brazil” collection, entirely manufactured in Brazil and exclusively dedicated to the South American market.

In 2016, the Group acquired seven Natuzzi Italia stores all located in Florida. In December 2016, the Company established a new trading subsidiary located in Mexico, Natmx S.de.R.L.de.C.V. (“NATMX”). In January 2017, NATMX signed an agreement with the owners of Muebleria Standard. Under the agreement, NATMX acquired the three existing Natuzzi Italia stores located in Mexico City-Altavista, Guadalajara and Monterrey. In addition to the directly operated stores, as of December 31, 2023, NATMX sells our products in Mexico through 12 directly managed concessions (four under the Natuzzi Italia brand and eight under the Natuzzi Editions brand) in Palacio de Hierro, a high-end retailer having shopping malls in excellent locations throughout Mexico.

In June 2017, the Company opened its new North American retail store in West Palm Beach, Florida. During 2018, the Company opened four new directly operated stores in the U.S., namely one in Chicago, one in Los Angeles-Costa Mesa, one in Paramus – New Jersey and one in Philadelphia (within the King of Prussia Mall). In 2019, one Natuzzi Italia store was opened in the Sarasota and the Fort Lauderdale store, initially opened in 2016, was relocated. In 2022, three new Natuzzi Editions stores were opened, of which one in Kennessaw, Georgia, operated directly by the Group, and two Natuzzi Editions stores, in South Lake and Dallas, Texas, managed in joint venture with a local partner. In 2023, six Natuzzi Italia stores were opened, and, specifically five DOS in San Diego, Manhasset, Houston, Miami and Atlanta, and one franchise in Forth Worth, as well as one Natuzzi Editions DOS operated in joint venture with a local partner. These store openings are part of the strategy announced in 2016 to open Company-managed stores in high traffic and prime retail locations, showcasing the new store design, merchandising concept and overall Natuzzi consumer experience.

As of December 31, 2023, there were 19 Natuzzi Italia stores in the Americas (17 in the U.S. and two in Mexico), one Natuzzi Editions store in the U.S. directly managed by the Group, in addition to three Natuzzi Editions stores in the U.S. managed in joint venture with a local partner.

As of the same date, there were also 18 Natuzzi Italia stores operating in the Americas that are owned by local franchisees (seven in Brazil, three in the U.S., two in Venezuela, one in each of Argentina, Bolivia, Canada, Colombia, Panama and Paraguay). Furthermore, as of the same date, there were 58 Natuzzi Editions franchise stores, of which 46 were located in Brazil, four in the U.S., two in each of Ecuador and Uruguay, and one in each of Argentina, Colombia, Perù and Venezuela.

2. EMEAI

In 2023, net sales of leather and fabric-upholstered furniture and beds as well as home furnishings in Europe (including Italy), the Middle East, Africa and India (collectively, “EMEAI”) were €150.8 million, down 25.3% compared to 2022, with the number of seats decreasing by 26.1% to 327,95 in 2023. Natuzzi branded sales amounted to a total of €141.4 million in 2023 (down 19.4% from 2022), and unbranded products net sales decreased by 64.5% to €9.4 million.

2a) West & South Europe (excluding Italy). The Group sells its products in West & South Europe (outside Italy) mainly through stores (franchises or directly operated stores). As of December 31, 2023, 52 stores were operating in Europe: 30 were under the

Natuzzi Italia name (13 in the UK, eight in Spain, three in Switzerland, two in each of the Netherlands and Portugal, and one in each of Austria and France). As of the same date, there were 22 Natuzzi Editions stores of which 17 located in the UK, three in Spain, and one in each of Austria and Ireland. Of these stores, as of December 31, 2023, the Group directly owned 18, of which 15 were operated under the Natuzzi Italia name (eight in Spain, three in each of the UK and Switzerland, and one in France) and three were operated under the Natuzzi Editions name, of which two in the UK and one in Spain.

2b) Italy. Since 1990, the Group has sold its upholstered products in Italy principally through the Divani&Divani by Natuzzi franchise network of furniture stores. As of December 31, 2023, there were 78 Divani&Divani by Natuzzi stores (of which 12 directly operated by the Company), and three Natuzzi Italia stores, all directly operated by the Company.

2c) Middle East, Africa and India. As of December 31, 2023, the Group had a total of 25 Natuzzi Italia stores in the Middle East, Africa and India: six in Israel, four in India, three in the United Arab Emirates, and one in each of Algeria, Bahrain, Bangladesh, Egypt, Ivory Coast, Kuwait, Lebanon, Pakistan, Qatar, Saudi Arabia, Senegal and Tunisia. In addition, four Natuzzi Editions stores were operating in Egypt, two in Kuwait and one in each of Israel, Senegal and the United Arab Emirates. All of these stores are operated by franchise partners.

2d) Other EMEAI. As of December 31, 2023, 41 stores were operating in the remaining part of EMEAI: 28 were under the Natuzzi Italia name (four in each of Czech Republic and Russia, three in each of Turkey and Ukraine, two in Bosnia, and one in each of Azerbaijan, Croatia, Cyprus, Greece, Hungary, Malta, Poland, Romania, Serbia, Slovakia, Slovenia and Uzbekistan). As of the same date, there were 13 Natuzzi Editions of which three in the Czech Republic, two in each of the Croatia and Slovakia, and one in each of Hungary, Malta, Poland, Romania, Serbia and Ukraine.

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

3. Asia-Pacific Region

In 2023, net sales of leather and fabric-upholstered furniture and beds as well as home furnishings in the Asia-Pacific region were €46.2 million, down 46.6% from €86.6 million in 2022, and the number of seats sold decreased by 27.9% to 103,978 in 2023. In 2023, Natuzzi branded sales decreased by 46.6% to €44.6 million, and unbranded sales decreased by 48.0% to €1.6 million compared to 2022.

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

This joint venture is aimed at expanding the Company’s retail network in Mainland China, Hong Kong and Macau (the “Territory”). Trading Co. distributes the Natuzzi Italia and Natuzzi Editions branded products through a network of single-brand directly operated stores and franchise stores in the Territory, as well as through online stores.

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

As of December 31, 2023, 114 Natuzzi Italia franchise stores were operating in the Asia-Pacific market: 95 in China (of which 13 directly operated by the joint venture in China), five in Taiwan, four in each of Australia and South Korea, two in Hong Kong, and one in each of Indonesia, Philippines, Thailand and Vietnam. In addition, as of the same date, the Group had 256 franchise Natuzzi Editions stores, of which 248 located in China (including eight directly operated by the joint venture in China), and one in each of Australia, Hong Kong, South Korea, Philippines, Thailand and Vietnam. In addition, in 2023, there two Natuzzi Editions stores directly operated by the Group in Australia. The Group also maintains galleries in the Asia-Pacific region under the Natuzzi Italia and Natuzzi Editions.

Customer Credit Management

The Group maintains an active credit management program. The Group evaluates the creditworthiness of its customers on a case-by-case basis according to each customer’s credit history and information available to the Group. Throughout the world, the Group utilizes “open terms” in 80% of its sales and obtains credit insurance for about 84% of this amount; about 10% of the Group’s sales are commonly made to customers on a “cash against documents” and “cash on delivery” basis; lastly, about 10% of the Group’s sales are supported by a “letter of credit” or “payment in advance and at sight”. See Note 31(C) to the Consolidated Financial Statements. In July 2020, the Company renewed the Securitization Facility with the Assignee for an additional 5-year period. Originally entered into in July 2015, the Securitization Facility allows the Company to assign trade receivables to the Assignee for a maximum amount of €40.0 million, on a revolving basis, retaining substantially all of the risks and rewards (“pro-solvendo”) in the assigned trade receivables, in exchange for short-term credit, thereby continuing to provide the Company with an important and stable source of liquidity. Notably, under the Securitization Facility, the Company is entitled to assign a wide range of trade receivables, thus adding flexibility to the Company’s funding capacity.

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

In September 2015, the Company presented to the Italian Ministry of Economic Development (Ministero dello Sviluppo Economico, the “Ministry”) a €49.7 million investment program for industrial development consisting of six programs, including a research and development program and the upgrade of its Italian facilities located in the regions of Puglia and Basilicata. In 2015, the Company formally requested that the grant from the Ministry be €37.3 million from public incentives. On September 23, 2015, the Company entered into a formal agreement (the “Development Contract”) with the Ministry and the governments of Puglia and Basilicata reflecting this investment. On January 23, 2017, following its review of such program, the Ministry reduced the amount of investments from €49.7 million to €37.8 million, according to the following allocation: €27.6 million to upgrade the Italian plants located in Puglia and Basilicata and €10.2 million for innovation, research and development expenses. Consequently, grants from public incentives were reduced from €37.3 million to €26.9 million (€11.0 million as a capital grant and €15.9 million as subsidized loan). The Company began the planned investment activity in 2016. Specifically, it invested €5.0 million in 2016 and €2.0 million in 2017. In January 2018, the Ministry issued a decree for the Company to sign. Following the unfavorable judgement by the Labor Court of Bari, which required the Company to re-employ 166 workers, the Company decided not to sign the decree because it considered that the conditions set out in the decree, including the obligation not to fire workers for a 10-year period, were too onerous. On March 5, 2019, the Company presented to the Ministry of Economic Development an updated document concerning the Development Contract. In July 2019, the Ministry issued a decree which valued the Company’s investment program at €45.7 million, of which €33.9 million considered eligible for public incentives, and granted the Company: (i) a €4.3 million capital grant and a €12.7 million subsidized loan for the upgrade of the Italian facilities in Puglia and Basilicata and (ii) a €5.9 million capital grant and a €1.2 million subsidized loan for innovation, research and development expenses, for a total of €24.1 million in grants from public incentives. In December 2019, the Company received €7.2 million from the Ministry, equivalent to 30% of the total grants, of which €3.0 million as a capital grant and €4.2 million as a subsidized loan. By signing the decree, the Company undertook to carry out the research and development program and the upgrade of the Italian facilities in

Puglia and Basilicata by December 31, 2020. On July 31, 2020, the Company presented a first set of the expenditure documentation relating to such investment program. Following the COVID-19 outbreak, the Company requested an extension of the deadline to March 31, 2022 to complete the investments under the program.

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

During 2023, the Company submitted to the Ministry two distinct sets of expenditure documentation pertaining to the investments and expenses incurred under the program in 2023. Specifically, according to said documentation, the total amount of investments and expenses was equal to €20.0 million, of which €14.8 million allocated for the upgrade of the Italian plants in the Puglia and Basilicata regions, and €5.2 million designated for innovation, research, and development expenses.

As a result, in 2023, the Ministry granted the Company a total of €3.1 million in capital grant (of which €1.6 million for the upgrade of the Italian plants in the Puglia and Basilicata regions, and €1.5 million for innovation, research, and development expenses), and a €5.7 million subsidized loan (of which €5.6 million for the upgrade of the Italian plants in the Puglia and Basilicata regions, and €0.1 million for innovation, research, and development expenses, the latter pertaining to the first set of expenditure documentation submitted to the Ministry in 2023). Of the total €8.8 million granted by the Ministry, €7.6 million was received in 2023, while €1.2 million was received on April 9, 2024.

In addition, the Ministry will grant the Company with further amounts of public grant in the form of subsidized loan for innovation, research and development expenses as a result of the second set of expenditure documentation submitted to the Ministry by the Company in 2023.

Due to the Company’s failure to complete the investment program by the deadline, i.e., December 2023, due to the challenging business environment impacting the furniture sector, on December 28, 2023, the Company formally requested an extension of the deadline from the Ministry. This request was approved by the Ministry, which issued a new deadline extending through December 31, 2024.

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

Trademarks and Patents

The Group’s products are sold mainly under the Natuzzi Italia® and Natuzzi Editions® trademarks. These trademarks and certain other trademarks, such as Divani&Divani by Natuzzi® and Natuzzi Re-vive®, have been registered in all jurisdictions in which the Group has a commercial interest, such as Italy, the EU and elsewhere. To protect its investments in new product development, the Group has also undertaken the practice of registering certain new designs in most of the countries in which such designs are sold. As of the date of this Annual Report, the Group has approximately 650 certificates of design registrations referring to single and multiple applications for a total of 1,200 models (the same model may be registered in more than one country and/or jurisdiction, resulting in about 13,500 registrations related to 1,200 models in several countries) and two patents (registered and pending).

Applications are made with respect to new product introductions that the Group believes will enjoy commercial success and have a high likelihood of being copied.

In 2013, the Natuzzi Group launched Re-vive®, an innovative armchair that was the result of a collaborative effort between Natuzzi’s Style Center and the Formway Design Studio of Wellington, New Zealand. The Re-vive® recliner combines style and comfort, Italian artisan expertise and innovative New Zealand design. This innovative armchair is internationally protected by several patents covering both its shape and all of its components. In particular, the design patent was filed in 15 countries, while the mechanism patent was filed in 14 countries.

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

4) promoting the adoption of correct environmental behavior by its suppliers, giving priority to those who offer the greatest guarantee of sharing Natuzzi’s corporate policy;

5) maintaining an open and constructive dialogue with public administration bodies and with individual territorial in the areas in which the Group operates.

In 2023 the Company accomplished The Responsibility Award. The Responsibility Award is an award issued by Bureau Veritas that confirms Natuzzi’s commitment to the responsible management of the three pillars of corporate management: Quality, Environment, and Corporate Social Responsibility.

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

Description of Properties

The location, approximate size and function of the principal physical properties used by the Group as of March 31, 2024 are set forth below:

Country	Location	Size (approximate square meters)	Function	Production Capacity per day	Unit of Measure
Italy	Santeramo in Colle (BA)	28,000	Headquarters, prototyping, showroom (owned)	N.A.	N.A.
Italy	Santeramo in Colle (BA)	2,000	Experimental laboratory: leather cutting, sewing, assembling wooden parts for frames, product assembly (owned)	55	Seats
Italy	Santeramo in Colle, Jesce (BA)	28,000	Sewing and product assembly (owned)	298	Seats
Italy	Matera La Martella	38,000	General warehouse of sofas and accessory furnishing (owned)	N.A.	N.A.
Italy	Matera, Jesce	12,500	Leather cutting, sewing, assembling wooden parts for frame, product assembly (owned)	180	Seats
Italy	Graviscella	8,000	Leather cutting, sewing, assembling wooden parts for frame, product assembly (owned)	122	Seats
Italy	Laterza (TA)	12,000	Leather and fabrics warehouse, leather and fabrics cutting (owned)	N.A.	N.A.
Italy	Laterza (TA)	10,500	Sewing, assembling wooden parts for frames, product assembly (owned)	184	Seats
Italy	Laterza (TA)	19,000	Semi-finished products and accessories warehouse (owned)	N.A.	N.A.
Italy	Pozzuolo del Friuli (UD)	21,000	Leather dyeing and finishing (owned)	11,000	Square Meters
U.S.A.	High Point, North Carolina	10,000	Office and showroom for Natuzzi Americas (owned)	N.A.	N.A.
Romania	Baia Mare	75,600	Leather cutting, product assembly, manufacturing of wooden frames, polyurethane foam shaping, fiberfill production and wood and wooden product manufacturing (owned)	850	Seats
China	Shanghai	38,000	Leather cutting, sewing and product assembly, manufacturing of wooden frames, polyurethane foam shaping, fiberfill production (leased)	588	Seats
China	Quanjiao County – Anhui province	3,900	Sewing and product assembly, manufacturing of wooden frames, polyurethane foam shaping, fiberfill production (leased)	286	Seats
Brazil	Salvador de Bahia – Bahia	28,700	Leather cutting, sewing and product assembly, manufacturing of wooden frames, polyurethane foam shaping, fiberfill production (owned)	108	Seats

The Group believes that its production facilities are suitable for its production needs and are well maintained.

Capital Expenditures

The following table sets forth the Group’s capital expenditures for the three-year period ended December 31, 2023:

	Year ending December 31,
	(millions of Euro)
	2023	2022	2021
Land and plants	0.4	1.2	1.1
Equipment	9.8	8.3	5.9
Intangible assets	1.0	1.2	1.5
Total	11.2	10.7	8.5

Capital expenditures in the last three years have been made primarily to make improvements in property, plant and equipment, to expand our retail network, to develop software for analytical accounting and digital archiving, to invest in various projects, such as CRM Dynamics and “Factory 4.0”, and for cybersecurity and artificial intelligence purposes (refer to Notes 8 and 10 in the Consolidated Financial Statements).

As of March 31, 2024, the Company spent €1.7 million on capital expenditures since January 1, 2024. The Group expects that capital expenditures in 2024 will be around €10.8 million mainly related to the upgrade of the Italian and foreign factories and the expansion of our retail network. Capital expenditures in 2024 are expected to be financed mainly through long-term borrowings and cash flow generated by operations. For information on potential impacts of macro-economic and political conditions, see “Item 3. Key Information—Risk Factors—Uncertain global macro-economic and political conditions could materially adversely affect our business, operations and economic and financial position.”

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

The consolidated financial statements of Natuzzi S.p.A. as at and for the years ended December 31, 2023 and 2022 have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), including interpretations issued by the IFRS Interpretations Committee (“IFRS IC”) applicable to companies reporting under IFRS.

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

The following tables show the reconciliation of Adjusted EBITDA to profit or loss for the years ended December 31, 2023, 2022 and 2021 (amounts in thousands of euro).

	2023	2022	2021
Profit/(loss) for the year	(16,162)	1,288	4,385
Income tax expense	1,090	2,273	4,389
Profit/(loss) before tax	(15,072)	3,561	8,774
Adjustments for:
- Addition (subtraction) of net finance income/(costs)	8,470	5,245	(331)
- Addition (subtraction) of share of profit/(loss) equity-method inv.	(2,897)	(356)	(3,561)
- Addition of depreciation	21,331	20,619	20,281
- Addition of amortisation	1,041	1,031	1,090
- Subtraction of government grants only related to PPE	(1,648)	(1,473)	(1,306)
Adjusted EBITDA	11,225	28,627	24,947

In applying IFRS 16, in relation to the leases that were classified as operating leases, the Group recognizes depreciation and interest costs, instead of operating lease expense. In relation to those leases, the Group recognised €12.0 million of depreciation charges and €3.1 million of additional interest costs from leases in 2023 (€11.8 million and €2.9 million, respectively, in 2022; €11.7 million and €2.6 million, respectively, in 2021).

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

As of December 31, 2023, 2022 and 2021 our Net Financial Position was as reported in the following tables (amounts in thousands of euro):

	31/12/2023	31/12/2022	31/12/2021
Cash and cash equivalents	33,610	54,475	53,472
Bank overdrafts and short-term borrowings	(22,834)	(29,254)	(36,147)
Current portion of long-term borrowings	(5,200)	(5,806)	(3,862)
Non-current portion of long-term borrowings	(12,153)	(11,483)	(13,577)
Net Financial Position before lease liabilities, positive (negative)	(6,577)	7,932	(114)
Current portion of lease liabilities	(9,413)	(10,825)	(10,546)
Non-current portion of lease liabilities	(52,914)	(41,024)	(46,592)
Net Financial Position	(68,904)	(43,917)	(57,252)

We believe our Net Financial Position provides useful information for investors because it gives evidence of our consolidated position either in terms of net indebtedness or net cash by measuring our capital resources based on cash and cash equivalents and the total level of our financial indebtedness.

Results of Operations

Summary — In 2023, our results of operations were affected by persisting macroeconomic and industry-specific challenges, including high levels of inflation and increases in interest rates, which resulted in a stagnant real estate market and affected clients’ disposable incomes, thus causing consumers to delay or decrease investments in their existing homes and making them more price conscious, resulting in a shift in demand to less expensive products. See “Item 3. Key Information—Risk Factors—Uncertain global macro-economic and political conditions could materially adversely affect our business, operations and economic and financial position”. This led to a significant sales decline in 2023, affecting the Company’s ability to adequately absorb fixed costs, thereby increasing the weight of overall expenses on revenues. Furthermore, the overall outcome for the year 2023 was burdened by €7.4 million in labor-related costs associated with the Group’s staff reduction program, of which €6.3 million were included in the cost of sales, €0.3 million in selling expenses, and €0.8 million in administrative expenses.

Moreover, the 2023 net sales compare to the strong performance in 2022, which benefitted from a €58.4 million reduction in the order backlog accumulated through December 31, 2021, due to supply chain disruptions in 2021, which significantly constrained product deliveries in that year. As a results, part of such orders was recognised in 2022, thus contributing to increasing 2022 net sales.

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

In 2022, our operations in China were limited by the strict lockdown measures imposed by local authorities for most of the second quarter of 2022 in response to the resurgence of the COVID-19 pandemic in some regions, including Shanghai, where our factory is located. This factory produces Natuzzi Editions products mainly for the APAC and North America regions. The impact in terms of lost production were estimated at about €15 million for the second quarter, as the factory was completely closed from March 28, 2022 to May 3, 2022, when it resumed its operations at 20% of its capacity. Only at the beginning of June 2022 most of the workforce of Natuzzi China was allowed to return to work. Further, 18 points of sales in China were closed from the end of March through the end of May. Additionally, store traffic in China declined as customers shop less frequently to minimize potential exposure to the COVID-19 pandemic.

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

In the last few years, the Group has started a thorough reorganization process covering its industrial, sales and service operations.

The following table sets forth selected financial highlights of the Group for the years ended December 31, 2023, 2022 and 2021.

	2023	2022	2021
	(millions of euro, except for percentages)
Consolidated Statement of Profit or Loss Data:
Revenue	328.6	468.5	427.4
YoY % change in Revenue	-29.9%	9.6%	30.2%

Branded sales on main business*	92.5%	89.4%	87.2%
* Sales of upholstered and other home furnishings products

Gross Profit	112.9	164.3	153.8
Gross Margin	34.3%	35.1%	36.0%

Operating Profit/(Loss)	(9.5)	8.5	4.9
Operating Margin	-2.9%	1.8%	1.1%

Adjusted EBITDA	11.2	28.6	24.9
Adjusted EBITDA margin	3.4%	6.1%	5.8%

Group’s Cash and cash equivalents (as at Dec. 31)	33.6	54.5	53.5

For a description of how Adjusted EBITDA is computed, see “—Non-GAAP Financial Measures” above. Adjusted EBITDA margin is calculated as the ratio between Adjusted EBITDA and Revenue.

The Company intends to continue to pursue its vision and strategy for the future by focusing on some key cornerstones including: i) a confirmed focus on controlled distribution through single-brand stores, both owned and franchised, in priority markets, such as the U.S., China and Europe, primarily the UK and Italy; ii) a review of the Group’s production allocation, including the collaboration with external industrial partners located in low-cost countries to further enhance overall efficiency; iii) the disposal of certain assets no longer in line with the strategic development adopted by the Group to obtain proceeds to be reinvested in retail expansion and restructuring programs; and iv) a generalized streamlining of processes and costs.

2023 Compared to 2022

The Consolidated Financial Statements have been prepared on a going concern basis, which assumes that the Group will be reasonably able to meet its obligations as they fall due within one year from the date of the approval of these consolidated financial statements. The Board of Directors reasonably expects that management’s plans, together with the cash equivalents, order flow and unused credit facilities as of December 31, 2023, will be sufficient to enable the Group to meet its obligations. As of December 31, 2023, the Group’s cash and cash equivalents amounted to €33.6 million (€54.5 million as of December 31, 2022), while the unused portion of the credit facilities available to the Group (for further details, see Note 26 to the Consolidated Financial Statements) amounted to €31.1 million (€24.3 million as of December 31, 2022).

Revenue for 2023, including sales of leather and fabric-upholstered furniture, home furnishings accessories and other sales (mainly sales of leather and other raw materials sold to third parties), were €328.6 million, down 29.9% from €468.5 million in 2022. This decrease was mainly due to persisting macroeconomic and industry-specific challenges, including high levels of inflation and increases in interest rates, which resulted in a stagnant real estate market and affected clients’ disposable incomes, thus causing consumers to delay or decrease investments in their existing homes and making them more price conscious, resulting in a shift in demand to less expensive products.

Sales of upholstery furniture and home furnishing accessories (“main business”) were €319.8 million, down 29.4% from €453.2 million in 2022, as a result of a 27.0% decrease in sales in the Natuzzi branded products (Natuzzi Italia, Natuzzi Editions and Divani&Divani by Natuzzi) and a 50.3% decrease in sales in the unbranded products.

Other sales (sales of polyurethane foam and other raw materials to third parties) were €8.8 million in 2023, compared to €15.2 million in 2022.

To provide a better understanding of the different drivers of our operating model, invoiced sales from our main business (upholstered and other home furnishings sales) are hereafter described according to the main dimensions of the Group’s business:

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

In 2023, Natuzzi’s branded invoiced sales amounted to €295.9 million, a decrease of 27.0% compared to 2022. In 2023, invoiced branded sales represented 92.5% of our main business, compared to 89.4% in 2022. The following is the contribution of each brand to 2023 invoiced sales:

•
Natuzzi Italia invoiced sales amounted to €119.3 million, a decrease of 37.7% compared to 2022;
•
Natuzzi Editions invoiced sales (including sales from “Divani&Divani by Natuzzi” in Italy) amounted to €176.6 million, a decrease of 17.3% compared to 2022.

A2. Unbranded business.

Invoiced sales from our unbranded business amounted to €23.9 million, a decrease of 50.3% compared to 2022.

In 2023, unbranded sales were significantly affected by the weak performance of the wholesale channel in the Americas, as distributors remained focused on reducing their stock rather than placing new orders. Additionally, persisting macroeconomic and industry-specific challenges, including high levels of inflation and increases in interest rates, resulted in a stagnant real estate market and affected clients’ disposable incomes. The Group’s strategy is to focus on selected large accounts and serve them with a more efficient go-to-market model.

Over the last years, the unbranded division has also been negatively affected by the trade dispute between the U.S. and China and, more generally, by rising price competition. In light of the tariffs imposed by the U.S. on goods imported from China, the Company has started to outsource in Vietnam part of its unbranded production for some key accounts in the U.S. The Company expects to gradually serve most of its mass-merchant distributors located in North America through such Vietnamese outsourced production.

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

B. Distribution

As of December 31, 2023, the Group distributes its branded collections in more than 100 countries through 1,289 points of sales, of which 55 DOS, three DOS in the U.S. managed in joint venture with a local partner, in addition to 21 DOS operated by our joint venture in China, 599 franchise mono-brand Natuzzi stores (“FOS”), 611 points of sale shop-in-shop Natuzzi galleries (including 12 concessions directly operated by the Group) and other smaller points of sale in multibrand stores operated by third parties. See “Item 4. Information on the Company—Markets” for further information regarding our distribution network.

In 2023, sales generated by the points of sales directly operated by the Group (DOS and concessions) were €73.1 million, down 10.9% compared to 2022.

In 2023, invoiced sales from franchise mono-brand Natuzzi stores amounted to €130.0 million, a decrease of 30.8% compared to 2022.

The weight of the invoiced sales generated by the retail network (DOS, concessions and FOS) on total upholstered and home furnishings revenue in 2023 was 63.5% compared to 59.5% in 2022.

The Group also sells its products through the wholesale channel, consisting primarily of Natuzzi-branded galleries in multi-brand stores as well as mass distributors selling unbranded products. In 2023, invoiced sales from the wholesale channel amounted to €116.7 million, a decrease of 36.3% compared to 2022.

Cost of Sales in 2023 was €215.8 million (or 65.7% as a percentage of revenue), as compared to €304.2 million (or 64.9% of revenue) in 2022.

The decrease in sales between 2023 and 2022 resulted in a higher incidence of fixed costs on sales, partially mitigated by enhanced efficiency in raw material consumption, improved brand and channel mix, and pricing discipline.

In 2023 and 2022, the Group continued to implement its program aimed at reducing its redundant workforce. See “Item 3. Key Information—Risk Factors— We have redundant workers at our Italian operations, which remains an unresolved issue, and have benefited in 2023 and in previous years from temporary work force reduction programs; if we continue to be unable to reduce our redundant workers and/or if such temporary work force reduction programs are not continued, our business, results of operations and liquidity may continue to be impacted or may be impacted at a greater extent”.

In 2023, within the cost of sales, the Group accounted for labor-related costs of €6.3 million for its incentive program to reduce the redundant workforce at the Italian plants and €1.2 million for the accrual made for legal proceedings risks.

In 2022, the Group accounted for labor-related costs of €4.7 million, of which €2.2 million for its incentive program to reduce the redundant workforce at the Italian plants and €2.5 million for the accrual made for legal proceedings risks.

Gross Profit. During 2023, the Group’s consolidated gross profit was €112.9 million, or 34.3% of revenue, compared to €164.3 million in 2022, or 35.1% of revenue. Net of the €6.3 million allocated to its incentive program to reduce the redundant workforce, the gross margin for 2023 would have been 36.3%. Similarly, in 2022, the gross margin, net of the €2.2 million allocated to its incentive program to reduce the redundant workforce, would have been 35.6%.

The decrease in gross profit as a percentage of revenue (“gross margin”) was mainly due to the deleveraging of fixed costs due to the decrease in revenue and labor-related expenses incurred from incentive program to reduce the redundant workforce. This is notwithstanding the enhanced efficiency in raw material consumption, improved brand mix (with higher sales of Natuzzi branded products compared to lower-margin unbranded sales), and pricing discipline.

Selling expenses, administrative expenses, impairment on trade receivables and other income/expenses in 2023 were €122.4 million (or 37.2% on revenue) compared to €155.9 million (or 33.3% on revenue) in 2022. The increase in the percentage on revenue is mainly due to the deleveraging of fixed costs due to the decrease in revenue.

In 2023, selling expenses amounted to €91.4 million, down from €124.9 million in 2022. This decrease primarily resulted from a €29.6 million reduction in shipping and handling costs due to lower revenue and renegotiated transportation rates, a €2.5 million decrease in customs duties resulting from reduced manufacturing in Asia for the North American market, and a €1.5 million decrease in sales representative commissions due to lower revenue. Generalized savings from cost-controlling activities offset the €1.3 million increase in selling labor costs, which included €0.3 million for an incentive program to reduce redundant employees and additional costs associated with new DOS openings and retail organization strengthening.

In 2023, the Group did not benefit from the adoption of temporary COVID-19 rent concessions, whereas in 2022, the Group recognized rent concessions of €0.6 million as a reduction of the selling expenses for the year ended December 31, 2022. Moreover, the Group’s selling expenses for 2023 did not include any impairment losses for non-financial assets related to certain of our retail operations in Europe, whereas selling expenses for 2022 recorded impairment losses for €0.9 million.

In 2023, administrative expenses were €37.6 million, up from €35.5 million in 2022. This increase primarily resulted from a €1.0 million increase in labor costs, including €0.2 million for hiring specialized personnel and €0.8 million for the incentive program to reduce redundant employees at the Italian headquarters. Additionally, expenses for “office and software maintenance” increased by €0.4 million for IT infrastructure improvements. In 2022, the company received €0.5 million in public contributions for staff training and advisory, which were not confirmed in 2023.

In 2023, the Company also accounted for an accrual of €0.6 million for higher labor cost (€1.0 million in 2022), within selling and administrative expenses, based on an independent qualified third-party estimation of the fair value of the equity instruments granted under the stock option approved in July 2022 by the Company’s Board of Directors (the “SOP”).

In 2023, the Group accrued nil on trade receivables, compared to €0.3 million in 2022. See Note 31 to the Consolidated Financial Statements.

For further details, see Notes 35 and 36 to the Consolidated Financial Statements.

Operating Result. The Group reported an operating loss of €9.5 million in 2023 compared to an operating profit of €8.5 million in 2022 due to the factors described above.

Net finance income/(costs). The Group had net finance costs of €8.5 million in 2023 as compared to net finance costs of €5.2 million in 2022, mainly due to persisting high interest rates. Net finance costs of 2023 include:

—
finance income of €0.9 million (€0.9 million in 2022);
—
finance costs of €9.3 million (€8.5 million in 2022); and
—
net exchange rate losses of €0.1 million (net exchange rate gains of €2.4 million in 2022).

The Group recorded net exchange rate losses of €0.1 million in 2023, as compared to net exchange rate gains of €2.4 million in 2022. The net exchange rate losses in 2023 primarily reflected the following factors:

—
net realized gains of €1.3 million in 2023 (compared to net realized losses of €1.7 million in 2022) on domestic currency swaps due to the difference between the forward rates of the domestic currency swaps and the spot rates at which the domestic currency swaps were settled (the Group uses forward rate contracts to hedge its price risks against unfavorable exchange rate variations);
—
net realized losses of €0.4 million in 2023 (compared to net realized gains of €0.5 million in 2022), resulting from the difference between invoice exchange rates and collection/payment exchange rates;
—
net unrealized losses of €0.7 million in 2023 (compared to net unrealized gains of €1.5 million in 2022), resulting from the mark-to-market evaluation of domestic currency swaps;
—
net unrealized gains of €0.1 million in 2023 (compared to net unrealized gains of €2.3 million in 2022) on trade receivables and payables; and
—
net unrealized losses of €0.4 million in 2023 (compared to net unrealized losses of €0.2 million in 2022), from the translation of non-monetary assets for the Company’s Romanian subsidiary adopting Euro as its functional currency.

The Group does not use hedge accounting and records all fair value changes of its domestic currency swaps in its statement of profit or loss.

Profit/(loss) before tax and income tax expense. In 2023, the Group reported a loss before tax of €15.1 million and income tax expense of €1.1 million , compared to a profit before tax of €3.6 million and income tax expense of €2.3 million in 2022. For additional information about the Group’s income tax expense, see Note 39 to the Consolidated Financial Statements.

Profit/(loss) for the year. As a result of the above-mentioned factors, the Group reported a loss of €16.2 million in 2023, as compared to a profit of €1.3 million in 2022. On a per-ordinary share basis, the Group had a loss of €0.29 in 2023, as compared to a loss of €0.01 in 2022 (see Note 40 to the Consolidated Financial Statements).

2022 Compared to 2021

Please refer to the Company’s annual report on Form 20-F filed with the SEC on May 1, 2023.

Liquidity and Capital Resources

Our business has relied on cash flows from operations as well as borrowings under our credit facilities as our primary sources of liquidity. Our liquidity may be adversely affected by uncertain global macro-economic and political conditions. See “Item 3. Key Information—Risk Factors—Uncertain global macro-economic and political conditions could materially adversely affect our business, operations and economic and financial position”, “Item 3. Key Information—Risk Factors—Increases in raw material, transportation and labor costs could have a material adverse effect on our results of operations” and “Item 3. Key Information—Risk Factors—Our ability to generate the significant amount of cash needed to service our debt obligations and comply with our other financial obligations, and our ability to refinance all or a portion of our indebtedness or obtain additional financing, depend on multiple factors, many of which may be beyond our control”.

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

In 2023, the Group reported an operating loss of €9.5 million, compared to an operating profit of €8.5 million in 2022. See “Item 3. Key Information—Risk Factors—We have a history of operating losses and cannot assure you that we will be profitable in the future; our future profitability, financial condition and ability to maintain adequate levels of liquidity depend, to a large extent, on our ability to overcome operational challenges”.

As of December 31, 2023, the Group’s cash and cash equivalents amounted to €33.6 million, its long-term borrowings amounted to €17.4 million, including the current portion of €5.2 million, and its bank overdrafts and short-term borrowings amounted to €22.8 million. Furthermore, as of December 31, 2023, the unused portion of credit facilities available to the Group, for which no commitment fees are due, amounts to €31.1 million. Such unused portion is related to a non-recourse factoring agreement for export-related trade receivables (€28.6 million), borrowings to be secured with trade receivables (€0.3 million) and bank overdrafts (€2.2 million). See Note 26 to the Consolidated Financial Statements.

As of December 31, 2023, the Group’s net financial position was negative at €68.9 million, compared to a negative net financial position of €43.9 million at the end of 2022. See Notes 17, 19, 20 and 26 to the Consolidated Financial Statements.

Although we had €33.6 million in cash and cash equivalents as at December 31, 2023, €13.4 million of this amount is located at our Asian subsidiaries, of which €3.8 million at our Chinese subsidiaries and €9.5 million at our Singapore subsidiary. If management intends to move this cash from China by way of a dividend distribution, a withholding tax of 10% and the income taxes in Italy (equal to 24.0% on 5% of the dividends distributed) would have to be paid.

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

Specifically, in its cash flow forecasts for the 18-month period through June 2025, the management has taken into account the following factors:

─ New long-term loans and credit facilities, which the Group was granted at the beginning of 2024, amounting to €6.8 million, the utilization of the unused portion of available credit facilities, together with the obtaining of further capital grants and subsidized loans from public incentives amounting to €2.0 million. See Note 44 to the Consolidated Financial Statements).

─ Renewal of the €2.5 million loan by the Company’s majority shareholder, due at the end of March 2027 (see Note 44 in the Consolidated Financial Statements).

─ Investment plan focusing only on specific initiatives in either retail, demonstrating short-term revenue potential and margin enhancement, or in production to improve efficiency at our operations in China, Vietnam and Italian plants. Retail investments include only the opening of one DOS in the United States.

─ Cash inflow from our joint venture in China, resulting from either a dividend distribution or share capital reduction, amounting to no less than €2.0 million.

─ Utilization of certain social safety nets provided by the Italian government (such as CIGS or the Solidarity Agreement), enabling the Company and certain of its subsidiaries in Italy to pay reduced salaries to workers for a specified period.

─ Reduction in selling and administrative expenses primarily through: i) decreased marketing expenses, travel expenses, advisory services, and overall stricter control over discretionary costs, and ii) incentives to encourage redundant employees, located in Italy, the U.S., and Spain, to voluntarily leave the Group under individual agreements.

─ Optimization of the Group’s industrial footprint aimed at reducing the cost of goods sold, primarily through: i) closing the industrial factory in Shanghai and transferring production to a different site in Quanjiao, where a new small industrial plant is operational, to achieve significant production cost reduction; ii) establishing a new industrial plant in Vietnam to primarily serve the North American market, aiming to reduce overall production costs compared to China and avoid import customs duties for products manufactured in Asia destined for North America; iii) further strengthening the current industrial outsourcing program for the production of certain middle-low-end products, to capitalize on the benefits of low production costs in Vietnam; iv) incentivizing Italian, Chinese, and Romanian workers redundant in comparison to current market needs to leave the Group.

─ Disposal of certain assets: a commercial building in High Point and a piece of land in Greensboro, North Carolina, no longer align with the Group’s current strategy.

─ The disposal of Natco, the Company’s owned tannery.

─ Discontinuation of supplies of finished products to low-margin distributors, renegotiation of selling prices, and other commercial terms following the expected benefits from outsourcing production in low-cost countries.

─ Re-engineering and rationalization of Natuzzi Italia, Natuzzi Editions, and unbranded collection products to reduce overall industrial complexity and improve working capital and operating margins.

─ Improved monitoring of the economic-financial performance of Natuzzi stores managed by franchise partners.

─ Opening of one DOS and two Natuzzi stores directly operated by the joint venture in China, in addition to about 50 Natuzzi monobrand stores operated by third-party dealers under franchising agreements.

The actions outlined above delineate the strategies and executive plan that management intends to adopt to address the financial challenges and ensure the operational continuity of the Group, leveraging the strengths of the business, while maintaining a focus on improving profitability and protecting liquidity.

In a worst-case scenario, as prepared by management, cash flow forecasts indicate that, with further anticipated actions such as reduced investments, potential dividends from the Chinese joint venture, and postponement of worker incentives, the Group expects to have adequate funds to meet liabilities within one year from the approval of the Consolidated Financial Statements.

Additionally, the Group is actively pursuing the disposal of certain assets, whose estimated fair value exceeds their book value as of December 31, 2023, including its tannery for leather processing and a commercial building in High Point, North Carolina, to align with strategic goals and secure resources for future retail expansion. As of this Annual Report, these potential cash inflows have not been included in the approved cash flow forecast due to their ongoing uncertainty.

Cash Flows — The Group’s cash and cash equivalents, net of bank overdraft, were €31.6 million as of December 31, 2023 compared to €52.7 million as of December 31, 2022. The most significant items in the Group’s cash flows in 2023 are described below.

In 2023, net cash provided by operating activities was €3.2 million (in 2022, €18.7 million of net cash provided by operations) as a result of:

•
a loss for the period of €16.2 million;
•
adjustments for non-monetary items of €26.9 million, of which depreciation and amortization of €22.4 million;
•
a positive contribution of €0.7 million from working capital change, primarily due to a €8.0 million decrease in inventory levels, a €9.8 million decrease in trade receivables and other assets, partially offset by a €11.2 million decrease in trade payables and other liabilities, and €4.4 million for payments made in connection with the reduction of the workforce;
•
interest and taxes paid of €8.3 million.

During 2023, €7.9 million of net cash was used by investing activities, as a result of €11.8 million of cash invested in capital expenditures, partially offset by €3.0 million collected from our joint venture in China following the share capital reduction, in addition to €0.9 million of public grants received by the Company from the Italian government in connection with the modernization of the Italian factories.

Cash used in financing activities in 2023 was €15.7 million (compared to €13.5 million of cash used in financing activities in 2022), due to the repayment of long-term borrowing for €8.7 million, €6.7 million for short-term borrowing repayment and €11.1 million for lease repayment, partially offset by €10.9 million received from new financing, specifically €6.4 million as subsidized loans in connection with a public incentive program aimed at modernization of the Italian factories and €4.5 million in favor of our Romanian subsidiary.

As a result, as of December 31, 2023, cash and cash equivalents in the statement of cash flows was €31.6 million, compared to €52.7 million as of December 31, 2022.

As of December 31, 2023, the Group’s long-term contractual cash obligations and commercial commitments (whose amounts are gross and undiscounted and include contractual interest payments) amounted to €122.3 million, of which €40.5 million comes due in 2024.

In particular, as of December 31, 2023, gross and undiscounted amount related to the Group’s Bank overdrafts and borrowings, amounted to €44.3 million, of which €27.5 million comes due in 2024. The Group’s undiscounted value of total bank debt represented 64.2% of equity attributable to the owners of the Company as of December 31, 2023 (54.4% as of December 31, 2022). See Note 31 to the Consolidated Financial Statements.

Furthermore, as of December 31, 2023, gross and undiscounted amount related to the Group’s lease liabilities amounted to €78.1 million, of which €13.1 million comes due in 2024. The Group’s undiscounted value of lease liabilities represented 113.2% of equity attributable to the owners of the Company as of December 31, 2023 (69.9% as of December 31, 2022). See Notes 20 and 31 to the Consolidated Financial Statements.

See “Contractual Obligations and Commitments” below.

The Group’s discounted value of long-term borrowings represented 25.2% of equity attributable to the owners of the Company as of December 31, 2023 (19.7% as of December 31, 2022) (see Note 19 to the Consolidated Financial Statements). During 2023, the Company made all installment payments related to its long-term-borrowings.

See also “Item 3. Key Information—Risk Factors—Uncertain global macro-economic and political conditions could materially adversely affect our business, operations and economic and financial position” and Item 3. Key Information—Risk Factors—Increases in raw material, transportation and labor costs could have a material adverse effect on our results of operations” for a discussion of the impact of supply chain disruptions, increases in the price of raw materials, transportation and labor costs and uncertainties resulting from the global macro-economic and political conditions on our capital expenditures.

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

As of December 31, 2023, the undiscounted Group’s long-term borrowings consisted of €21.4 million (including €4.7 million of the current portion of such debt) and its short-term borrowings consisted of €22.8 million outstanding under its existing lines of credit, comprised entirely of bank overdrafts and short-term borrowings. The undiscounted lease liabilities amounted to €78.1 million (including €13.1 million as current portion).

The Group maintains cash and cash equivalents in the currencies in which it conducts its operations, principally Euros, Chinese Yuan, U.S. dollars, New Romanian Leu, British pounds and Brazilian reais. See “Item 3. Key Information—Risk Factors—Fluctuations in currency exchange rates and interest rates may adversely affect our results of operations”, “Item 4. Information on the Company—Management of Exchange Rate Risk” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

The following table sets forth the contractual obligations and commercial commitments of the Group as of December 31, 2023 (the amounts are gross and undiscounted and include contractual interest payments):

	Payments Due by Period (thousands of euro)
Contractual Obligations	Total	Less than 1 year	1-2 years	2-5 years	After 5 years
Long-term borrowings	21,423	4,660	4,567	5,341	6,855
Bank overdrafts and short-term borrowings	22,834	22,834	—	—	—
Total Debt	44,257	27,494	4,567	5,341	6,855
Leases liabilities (1)	78,069	13,054	12,277	30,032	22,706
Total Contractual Cash Obligations	122,326	40,548	16,844	35,373	29,561

(1)
Lease liabilities relate to the Group’s lease contracts for buildings of its retail stores, warehouses, factory facilities and vehicles. See Notes 9 and 20 of the Consolidated Financial Statements.

Under Italian law, the Company and its Italian subsidiaries are required to pay a termination indemnity to their employees when these cease their employment with the Company or the relevant subsidiary. Likewise, the Company and its Italian subsidiaries are required to pay an indemnity to their sales agents upon termination of the sales agent’s agreement. As of December 31, 2023, the Group accrued an aggregate employee’s leaving entitlement of €12.4 million. In addition, as of December 31, 2023, the Company accrued an aggregate sales agent termination indemnity of €0.9 million. See Notes 22 and 24 of the Consolidated Financial Statements. These amounts are not reflected in the tables above.

In addition, in light of the extraordinary challenges imposed by COVID-19 on the Group, on February 28, 2020, the Company’s majority shareholder entered into an agreement with it setting forth its undertaking, should the Company so request, to make advance payments of up to €15.0 million to satisfy the subscription price of a future rights issue. On February 28, 2020, the Company requested an initial payment of €2.5 million which it received on March 2, 2020. Therefore, as at December 31, 2023, the amount of €2.5 million to be paid back to the majority shareholder has been included in the caption “Other payables” of the statement of financial position. On April 9, 2024, a new agreement was executed, terminating the previous agreement entered into on February 28, 2020 and converting the aforementioned €2.5 million into a loan agreement effective from March 31, 2024, with maturity on March 31, 2027, and subject to an interest rate of 2.5%. See Notes 28 and 44 to the Consolidated Financial Statements.

As at December 31, 2023, within the provision for legal claims, €5.9 million (€7.2 million as at December 31, 2022) refers to the probable contingent legal liability related to legal procedures initiated by 138 workers against the Company for the misapplication of the social security procedure called CIGS (Cassa Integrazione Guadagni Straordinaria). According to the CIGS procedure, the Company pays a reduced salary to the worker for a certain period of time based on formal agreements signed with the trade unions and other public social parties. In particular, these 138 workers are claiming in the legal procedures that the Company applied CIGS during the period from 2004 to 2016 without foreseeing any time rotation. In May 2017, the Company received from the Italian Supreme Court of Justice (“Corte di Cassazione”) an adverse decision for the above litigation related to only two workers. Based on this unfavorable decision, the Company, with the support of its legal counsel, has assessed that the liability for legal procedures initiated by all 138 workers is €5.9 million as of December 31, 2023. See Note 24 to the Consolidated Financial Statements.

The Group is involved in a number of claims (including tax claims) and legal actions arising in the ordinary course of business. As of December 31, 2023, the Group had accrued total provisions relating to these contingent liabilities in the amount of €7.9 million. See “Item 8. Financial Information—Legal and Governmental Proceedings” and Note 24 to the Consolidated Financial Statements.

Off-Balance Sheet Arrangements — As of December 31, 2023, neither Natuzzi S.p.A. nor any of its subsidiaries was a party to any off-balance sheet arrangements.

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

During the first part of 2023, global economic growth rebounded from the trough reached in 2022 but moderated in the second part of the year and at the beginning of 2024, as monetary policy tightening transmitted to the world economy. Growth in global real GDP is estimated to have slowed to 0.8% in the fourth quarter, down from 1.0% in the third quarter of 2023.

Incoming data suggest, however, that global consumption growth is moderating, as tailwinds to consumer spending are fading. Labour markets, while remaining relatively tight, are gradually cooling across major advanced economies, and nominal wage growth is also progressively weakening. Moreover, the stock of excess savings accumulated during the pandemic has largely been reduced. Consumer spending remains weak against the backdrop of developments in the residential real estate market. As a result, global consumer spending, which supported economic activity in the post-pandemic recovery, remains subdued.

As a result, weak global growth this year reflects the continued fading impact of the above-mentioned tailwinds in addition to monetary policy tightening as well as elevated uncertainty amid geopolitical tensions.

World merchandise annualized trade growth turned positive only in the fourth quarter of 2023, after being negative for most of 2023. This improvement reflects a correction of developments that have characterized the post-pandemic recovery, such as the rebalancing of spending from goods towards services and an adjustment in global inventories.

Disruptions to shipping in the Red Sea could restrain the recovery in global merchandise trade, though their impact to date is judged to be limited. Indeed, transit volumes through the Red Sea have fallen significantly as shipping companies are avoiding the area and rerouting their vessels around the Cape of Good Hope. So far, however, global supply chains have remained robust overall and suppliers’ delivery times have only lengthened slightly at the global level this year. However, risks to global trade and inflation will remain if the Red Sea disruptions worsen.

The gradual decrease in inflation has continued, although generalized price level still remains higher than its historical trend. Headline consumer price index (CPI) inflation across the member countries of the Organization for Economic Co-operation and Development (OECD) have declined during 2023 and trough the early part of the current year, suggesting that the global disinflation trend is likely to continue in 2024, although the pace of disinflation is expected to slow compared with last year. Conversely, in emerging market economies, inflation is expected to pick up slightly this year before declining again.

Oil prices remain relatively stable, despite heightened geopolitical risk in the Middle East. Attacks by Houthi rebels on ships in the Red Sea have disrupted some oil trading. However, oil trade via the much more important Strait of Hormuz has remained largely unaffected, thus reducing the economic impact of these attacks. Moreover, shipping through the Red Sea has been redirected around the Cape of Good Hope, limiting the upward pressure on oil prices due to higher shipping costs, which only constitute around 1-2% of the oil price. Overall, the global oil market is expected to remain in balance in the first quarter of 2024 and in surplus for the remainder of the year, due to higher oil supply from the United States and weaker oil demand in advanced economies. European gas prices has declined sharply, largely due to weaker demand. Supply factors were also supportive of lower gas prices, as gas storage levels remain high.

In the United States, growth remains robust but is expected to moderate this year. However, high frequency indicators, such as consumer confidence and retail sales, provide rather mixed signals for consumer spending. In addition, the restrictive monetary policy of the Federal Reserve System continues to weigh on economic activity, real estate and housing market in particular. A sectoral breakdown of personal consumption expenditures (PCE) inflation shows the effective transmission of the Federal Reserve’s monetary policy during this tightening cycle, with the interest rate-sensitive sectors showing a larger drop in inflation than the non-sensitive sectors.

In China the weak residential property sector remains the key headwind to economic activity and is weighing on private consumption growth in particular. The adjustment in the housing sector has continued into 2024, as new housing sales have declined sharply and construction starts and property sales remain stagnant at very low levels. Against the backdrop of these adverse developments, the equity market has experienced severe volatility recently and consumer confidence has stabilized at a historically low level. Annual core CPI inflation (excluding food and energy) remained positive at 0.4%. This low reading for core-inflation reflects a very subdued level of consumer demand.

In the United Kingdom, economic activity declined in 2023. This contraction was driven also by a fall in private consumption and government spending.

Euro area output remained stagnant at the end of 2023, affected by weak global trade, destocking and the transmission of the ECB’s monetary policy tightening. Activity is expected to remain subdued in the near term and gradually recover later in the year, reflecting falling inflation, robust wage growth and strengthening foreign demand. Survey data continue to point to little or no growth in the short term, but the most forward-looking survey indicators are showing some signals of improvement. Private consumption is still weak as consumers remain price-sensitive and hold off major purchases. Depleted order backlogs and tight monetary policy are weighing on the short-term business investment outlook, although an improvement in investor confidence suggests that the pre-conditions could be in place for a recovery later in the year. By contrast, housing investment is likely to remain weak. Although demand for labour continues to slow, employment rose further in the fourth quarter of 2023, in line with the increasing labour force. Over the medium term the recovery will also be supported by the gradual fading of the impact from tight monetary policy.

Considering the uncertainties surrounding the developments of the war in Ukraine, the Israel-Hamas conflict and any potential escalation thereof, and the related inflationary pressure on raw materials and energy prices, and the related repercussions on household purchasing power, it is difficult to determine the likely extent of the economic and social effects of these factors on international markets and, consequently, on the Group’s results for the rest of the current year.

Total Group’s order flow through the first 16 weeks of 2024 — The robust trend of orders that characterized the post-pandemic period until the first three months of 2022 gave way to a period of weakness that lasted also all 2023 long and through the first 16 weeks of 2024, mainly due to concurring of negative geopolitical and macroeconomics events (including the war in Ukraine, and the recent conflict in the middle East, persisting high levels of inflation, resulting in lower disposable income for consumers, and stock market volatility) that have negatively affected the overall economies of the main regions in which we operate.

In addition, the furniture sector continued to be directly and negatively impacted by specific factors, such as a perduring over-stock of the large retailers, the continued weakness in the housing market and a more prudent buying attitude of consumers towards durable goods. As a result, the furniture sector as a whole experienced a strong change in trajectory, ending 18 months of an expansionary phase that started in the aftermath of the COVID-19 pandemic.

For these reasons, it still makes sense to look at the industry across cycles and still compare our results of the initial weeks of 2024 to 2019, which was the last financial year prior to the COVID-19 pandemic.

In the first 16 weeks of 2024, the sell-in order flow of our branded business (i.e., Natuzzi Italia, Natuzzi Editions and Divani&Divani by Natuzzi) remained substantially consistent when compared to the same period in 2019.

Retail sell-out (from DOS and concessions), which represented approximately 25% of our written orders during the first 16 weeks of 2024 compared to 15% in the same period in 2019, increased by 44.3% compared to same period in 2019.

The Group’s unbranded business, which represented 8.4% of our total sell-in in the first 16 weeks of 2024 compared to 25.3% in the same period in 2019, was down by double digit in the first 16 weeks of 2024 compared to the same period in 2019, mainly due to the progressive refocusing of the Company on its branded business.

The sell-in order flow in the first 16 weeks of 2024 was the same as the order flow in the first 16 weeks of 2023 and below high-single digit compared to our internal estimates, due to the factors mentioned above.

We have implemented and continue to implement a number of initiatives to support our sales, including revamping our merchandising, strengthening our commercial organization and improving the management of both retail (direct as well as franchise) and wholesale channels.

However, if the current negative trend persists and our order levels remain low, it might adversely impact our margin and other results of operations in 2024.

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

In 2023, the Company performed the impairment assessment of property, plant and equipment and right-of-use assets included in several cash generating units (CGUs), such as the Italian upholstered furniture plant CGU and certain directly operated retail stores CGUs that presented indicators of impairment. The Company performed the impairment assessment in accordance with its accounting policy discussed above and in further details in Note 4(i) to the Consolidated Financial Statements. Further, the significant assumptions used by the Company in estimating the value in use for such CGUs were the annual sales growth rates used to estimate the forecasted revenue for the years 2024-2028, the weighted average cost of capital rates and the long-term growth rates, all of which were determined at CGU level, including the possible adverse effects deriving from challenging market conditions and the current geopolitical tensions. Such significant assumptions involved a high degree of subjectivity by management and reasonably possible changes to these assumptions could have a significant effect on the value in use. Specifically, such assumptions are based on the Company’s future business performances and other forward-looking assumptions that entail significant judgments by management and are heavily impacted by several external events. Finally, cash flow projections for the years 2024-2028 have been derived from the budget for 2024 approved by the Board of Directors and forecasts have been developed taking into consideration the track records of actual results reported by the Company.

The significant assumptions that were used in performing the 2023 impairment test for the Italian upholstered furniture plant CGU and certain directly operated retail stores CGUs are as follows:

— Italian upholstered furniture plant: weighted average cost of capital rate 9.22%, long-term growth rate 2.07%, annual sales growth rate for 2024 equal to +13.13% and annual sales growth rate (average of 2025-2028 period) equal to +5.00%.

— Directly operated retail stores CGUs located in the U.S.: weighted average cost of capital rate 9.98%, long-term growth rate 2.51%, annual sales growth rate for 2024 equal to +13.74% and annual sales growth rate (average of 2025-2028 period) equal to +5.00%.

— Directly operated retail stores CGUs located in Italy: weighted average cost of capital rate 9.22%, long-term growth rate 2.07%, annual sales growth rate for 2024 equal to +22.84% and annual sales growth rate (average of 2025-2028 period) equal to +5.00%.

— Directly operated retail stores CGUs located in Spain: weighted average cost of capital rate 8.97%, long-term growth rate 2.10%, annual sales growth rate for 2024 equal to +20.72% and annual sales growth rate (average of 2025-2028 period) equal to +6.00%.

— Directly operated retail stores CGUs located in the UK: weighted average cost of capital rate 9.51%, long-term growth rate 2.83%, annual sales growth rate for 2024 equal to -0.64% and annual sales growth rate (average of 2025-2028 period) equal to +5.00%.

As of December 31, 2023, the Company recorded an impairment loss for its property, plant and equipment and right-of-use assets of €1.1 million, entirely offset by an impairment reversal of €1.1 million in the same year. See Notes 8 and 9 to the Consolidated Financial Statements.

The following tables show a breakdown of property, plant and equipment based on the cash generating units in which they are included (amounts in thousands of Euro).

	31/12/23	31/12/22
Italian upholstered furniture plant	30,108	33,087
Romanian upholstered furniture plant	18,769	19,338
Brazilian upholstered furniture plant	3,524	3,350
Chinese upholstered furniture plant	1,419	2,223
Others	30,697	26,433
Total	84,517	84,431

Instead, the following tables show a breakdown of right-of-use assets based on geographical location of the cash generating units (mainly directly operated retail stores) in which they are included (amounts in thousands of Euro).

	31/12/23	31/12/22
United States of America	25,901	18,938
Italy	12,523	9,249
Spain	2,548	3,473
United Kingdom	6,126	4,985
China	417	2,493
Others	2,929	3,687
Total	50,444	42,825

The deterioration of the macroeconomic environment, global inflation and the reduced household spending power, worsening of the current conflict in Ukraine and the Israel-Hamas war, could affect our Italian upholstered furniture plant CGU and certain directly operated retail stores CGUs.

Recoverability of Deferred Tax Assets — Deferred tax assets and liabilities are recognised for the future tax consequences attributable to differences between the accounting in the consolidated financial statements of existing assets and liabilities and their respective tax bases, as well as for losses available for carrying forward in the various tax jurisdictions. Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available. Deferred tax assets and liabilities are calculated using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognised in the period that includes the enactment date.

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

In 2023, because some domestic companies and some of foreign subsidiaries realized significant pre-tax losses and were in a cumulative loss position, management did not consider it probable that the deferred tax assets of those companies would be realized in the scheduled reversal periods (see Note 39 to the Consolidated Financial Statements). In making its determination that a deferred tax asset was required, management considered the scheduled reversal of deferred tax liabilities and tax planning strategies but was unable to identify any relevant tax planning strategies available to recognise the deferred tax assets.

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

New Accounting Standards under IFRS

The standards, amendments and interpretations issued by the International Accounting Standards Board (“IASB”) that will have mandatory application in 2024 or subsequent years are listed below.

In January 2020, July 2020 and October 2020, the IASB issued an amendment to IAS 1 regarding the classification of liabilities with uncertain maturity dates as current or non-current. These changes are applied by companies within the first financial year commencing on or after January 1, 2024. The Group does not expect any significant impact from the adoption of these amendments.

In September 2022, the IASB issued an amendment to IFRS 16 related to lease liabilities in a sale-and-leaseback transaction concerning the procedures that the company must follow in recognizing, measuring, presenting in the financial statements, and disclosing supplementary information within lease agreements. In amending IFRS 16, the IASB has specified how the selling lessee should subsequently assess the sale-and-leaseback transaction. These changes are applied by companies within the first financial year commencing on or after January 1, 2024.

The amendments to IAS 7 and IFRS 7, issued in May 2023, require entities to disclose information about their supplier finance arrangements that enables users of financial statements to assess the effects of those arrangements on an entity’s liabilities and cash flows and on an entity’s exposure to liquidity risk. The amendments are effective for annual periods beginning on or after 1 January 2024. The Group does not expect any significant impact from the adoption of these amendments.

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

As of the date of this Annual Report, the directors and senior executive officers of the Company are as follows:

Name	Age	Position within the Company
Pasquale Natuzzi	84	Executive Chairman of the Board of Directors; ad interim roles: Chief Commercial Officer
Antonio Achille	53	CEO, Executive Director
Antonia Isabella Perrone	54	Non-executive Director
Marco Caneva	54	Non-executive Director
Giuseppe Antonio D’Angelo	59	Non-executive Director
Alessandro Musella	54	Non-executive Director
Gilles Bonan	57	Non-executive Director
Pasquale Junior Natuzzi	33	Chief Brand Officer Natuzzi Italia and Chief Creative Officer, Executive Director
Cosimo Bardi	49	Chief Brand Officer Natuzzi Editions
Daniele Tranchini	64	Chief Marketing & Communication Officer
Diego Babbo	52	Chief Retail Officer
Codrin Coroama	34	Chief Wholesale Officer
Giovanni Tucci	52	Chief Key Account Officer
Ottavio Milano	57	Regional Manager Central & South Americas, President of Natuzzi Americas
Mina Ciccarone	51	Regional Manager Europe
Matthew Dwarika	31	Regional Manager APAC
Louis Mossotti	62	Retail Regional Manager North America
Scott Kruger	54	Wholesale Regional Manager North America
Francesco Amendola	47	Regional Manager Emerging Markets
Luca Cappelletti	58	Country Manager Italy Divani&Divani by Natuzzi
Raimondo Volpe	49	Trade & Contract Sales Advisor
Carlo Silvestri	47	Chief Financial Officer
Pierluigi Binetti	49	Chief Internal Audit Officer
Pierangelo Colacicco	55	Chief Technology & Digital Innovation Officer
Mario de Gennaro	58	Chief HR, Organization & Legal Officer
Domenico Ricchiuti	47	Chief Operations Officer
Sansò Antonio	43	Transformation Office Manager

Pasquale Natuzzi is the Executive Chairman of the Board of Directors. He founded the Company in 1959. He held the title of sole director of the Company from its incorporation in 1972 until 1991, when he became the Chairman of the Board of Directors. He has creative skills and is directly involved with brand development and product styling. He takes care of strategic partnerships with existing and new accounts. As of the date of this Annual Report, he is also the ad interim Chief Commercial Officer.

Antonio Achille is the Chief Executive Officer and an executive director. He joined the Company in 2021 from McKinsey where he was Senior Partner and Global Head of the Luxury Sector. For 25 years, he has been supporting international groups on strategy, digital, retail, organization, supply chain, growth acceleration and operational improvement. In his role as CEO, he focuses on the execution of all the activities required to foster the Natuzzi Group’s growth and to enhance its margin generation.

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

Daniele Tranchini is the Chief Marketing & Communication Officer of the Group. He started his professional career at JWT, where he worked for the agency’s major clients and gained significant experience in the consumer goods, services and retail sectors. From 2004 to 2007, he held the position of Chief Global Sales & Marketing Officer at Natuzzi, before taking on external roles in the management of multinational marketing and communication agencies, first at the WPP Group and then at Publicis Groupe Moment. More recently, together with two partners, he founded Essential Brand Advisory, a consultancy specialized in marketing and communications consultancy, with a particular focus on innovation and sustainability strategies for brands.

Diego Babbo is the Chief Retail Officer of the Group. He started his professional career in the construction and maintenance department of Kuwait Petroleum Italia S.p.A. In 2002, after an experience at McKinsey, he joined Natuzzi and took part in the creation of the Retail project, with increasing responsibilities, first as Head of the Retail Design Team, then as Head of the Retail Development department and finally as Head of the Global Retail Division, in charge of the annual store opening plans of the Group’s brands (Natuzzi Italia, Natuzzi Editions and Divani&Divani by Natuzzi) and managing the retail operations at worldwide level.

Codrin Coroama is the Chief Wholesale Officer of the Group. He is responsible for implementing the global sales strategy, managing the gallery network and ensuring the highest standards of customer experience and satisfaction. The first important professional experience started in 2014 as co-founder of LaPizzeria, a successful restaurant chain in Romania, where he worked for nine years. In 2015, he assumed the role of General Manager at FurnitureDivano in San Diego until 2017. In 2017 he joined the Natuzzi Group as Sales Manager in North California & Hawaii. From 2020 to 2022, he served as the Natuzzi Italia Brand Sales manager for the North American Region. In 2022 he became Natuzzi UK country manager, until the end of that year. He returned to Natuzzi Group in May 2023 as the Global Gallery manager. In April 2024, he assumed the role of Chief Wholesale Officer.

Giovanni Tucci is the Chief Key Account Officer of the Group. He joined the Group in January 2013 in the same business division for the sole EMEA region and then obtained global responsibilities in 2016. He brings many years of experience in marketing, merchandising and sales in both the automotive and wholesale furniture industries to the Group. He currently focuses on restructuring sales and margins at worldwide level with the largest global retailers and wholesalers, through an evolved global manufacturing proposal. He holds a bachelor’s degree in Economics and Business Administration and also achieved flying CPL licenses as part of his aeronautical career.

Ottavio Milano is the Regional Manager Central & South Americas and President of Natuzzi Americas. He joined the Group in 1992 and has worked with the Natuzzi Group for over thirty years. He has held roles of increasing responsibility as Controlling Director, General Manager of Natco S.p.A., CEO of Italsofa Nordeste S.A. and Chief Commercial Officer of South Americas.

Mina Ciccarone is the Regional Manager Europe (included the UK) of the Group. She joined the Group in 1997 starting from the Customer Service Department. She took on roles of increasing responsibility in the commercial department, becoming Regional Manager APAC - China, Hong Kong & Macau in 2019 up to March 2024.

Matthew Dwarika is the Regional Manager APAC - China, Hong Kong & Macau of the Group. He joined the Group in 2024. He has an extensive experience in the retail business, gained, among others, in BoConcept, where he held positions of increasing responsibility, from Global Store Operations Manager to Regional Retail Manager Asia-Pacific and India. In this latest role he successfully led the implementation of strategies for sales growth and profitability of managed stores in target markets.

Louis Mossotti is the Retail Regional Manager North America. He started his career in 1987 at Ethan Allen, with the role of District Manager where he worked for 12 years. In 2001, he joined Target to cover the role of Store Team Leader. Since 1999 he worked for Expo Design Center as Store Manager for more than 3 years. In 2002, he joined Bassett Furniture for more than 19 years in which he achieved the role of Vice President South Eastern Regional Manager. In October 2021, he joined Natuzzi Americas as Vice President Retail Director for Natuzzi Editions brand and, recently, Natuzzi Italia too.

Scott Kruger is the Wholesale Regional Manager North America. He has an established career in the retail industry, with positions of increasing responsibility at Ashley Furniture Industries where he achieved the role of Vice President of Sales until 2023. He joined the Natuzzi Group in February 2023, as Wholesale Senior Vice President of Natuzzi Americas.

Francesco Amendola is the Regional Manager Emerging Markets of the Group. He is a qualified interpreter and translator. He started his career with the Natuzzi Group in 2001 in the customer service department. Over time, he took on roles of increasing responsibility, becoming Manager of the Eastern Europe Area in 2012, Country Manager Eastern Europe , Russia , Nordics & Baltic and Benelux in 2016, until becoming Regional Manager Emerging Markets in 2023.

Luca Cappelletti is the Country Manager Italy Divani&Divani by Natuzzi. He has more than 30 years of experience in the retail sector and has held positions of increasing responsibility, starting his career as Store Manager and then Field Service Manager at McDonald's, before becoming Retail Director Europe and USA at Replay and then Retail Director Italy at PVH Corp (Tommy Hilfiger and Calvin Klein).

Raimondo Volpe is the Trade & Contract Sales Advisor of the Group. He joined the Group in October 2022, after more than 17 years of experience in business development as a leader driving global business and brand growth through the establishment of international business contracts. In this role he is responsible for develop the Contract Business in Natuzzi, offering custom-made solutions for private clients and prestigious developers to provide exquisite residential architecture and interiors for their private villas, penthouses, luxury apartments and residences around the world.

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

Domenico Ricchiuti has been the Chief Operations Officer of the Group from August 2022. He joined the Group in 2009 as Total Quality and Lean Manager and built his professional career in roles of ever-increasing responsibility in process and product improvement projects. In 2018, he became Product Development and Innovation Director for all product categories with the goal of coordinating all the processes and activities related to product innovation, development, and industrialization.

Antonio Sansò has been the Transformation Office Manager of the Group from March 2024. He has over 15 years of professional experience in multinational companies, particularly in the field of strategic consulting, such as Accenture and Ernst & Young, where he worked with leading clients on business transformation projects. Prior to his consultancy experience, he held positions with growing responsibility at BV-TECH S.p.A. and later at Vodafone Omnitel.

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

Aggregate compensation paid by the Group to the directors and officers was approximately €4.6 million in 2023.

The base compensation recognised in 2023 to each member of the Board of Directors as member of the Board of Directors is set forth below:

Name	Base Compensation
Pasquale Natuzzi	€60,000.00
Antonio Achille	€570,000.00
Pasquale Junior Natuzzi	€25,000.00
Antonia Isabella Perrone	€25,000.00
Marco Caneva	€37,500.00
Giuseppe Antonio D’Angelo	€37,500.00
Alessandro Musella	€36,400.00
Gilles Bonan	€25,000.00
For the year 2023, approximately 80 directors and managers around the world were selected to participate in the management by objectives (“MBO”) incentive system. The Company, however, due to economic and business conditions, decided to suspend the payment of any form of bonus linked to the MBO system.

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

For further information on the terms of the SOP see the Natuzzi 2022-2026 Stock Option Plan filed as Exhibit 4.6 to this Annual Report.

In July 2022, the Company granted stock options to certain key employees of the Group for the purchase of a total of 2,812,560 Ordinary Shares (equivalent to 56,512 ADSs) and increased its share capital from €54,853,045 to €55,073,045. As at December 31, 2022, one beneficiary exercised the vested portion of its options by subscribing for 220,000 Ordinary Shares (equal to 44,000 ADSs) at the exercise price of €1.00 per Ordinary Share (equal to €5.00 per ADS), and paying the applicable purchase price in part in 2022 and in part in in 2023.

During 2023 no beneficiary exercised the vested portion of its options. The options that were forfeited during 2023 related to one of the 3 beneficiaries of the SOP, as such beneficiary left the Company at the end of February 2024 and was granted a bonus of €0.1 million. See Note 22 to the Consolidated Financial Statements for further details.

Statutory Auditors

During 2023, the Company’s statutory auditors received approximately €0.1 million in compensation in the aggregate for their services to the Company and its Italian subsidiaries. At the Company’s annual general shareholders’ meeting on May 12, 2022, the following individuals were elected to the Company’s board of statutory auditors for a three-year term. The board consists of three members, one of which is the chairman, and two alternates. None of our statutory auditors is party to a contract with the Company that would entitle such person to benefits upon the termination of service as a statutory auditor.

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

Employees

The following table illustrates the breakdown of the Group’s employees by qualification and location for the periods indicated:

	As of December 31			Change	Change
Qualification	2023	2022	2021	2023/2022	2022/2021
Top managers	37	40	40	(3)	—
Middle managers	201	201	203	—	(2)
Clerks	733	795	804	(62)	(9)
Laborers	2,616	3,017	3,215	(401)	(198)
Total	3,587	4,053	4,262	(466)	(209)

	As of December 31			Change	Change
Location	2023	2022	2021	2023/2022	2022/2021
Italy	2,008	2,117	2,181	(109)	(64)
Outside Italy	1,579	1,936	2,081	(357)	(145)
Total	3,587	4,053	4,262	(466)	(209)

In 2023, 108 workers have voluntarily left the Company.

In July 2023, the Company and the relevant trade unions and Italian authorities signed an agreement allowing the Company to benefit from CIGS for up to 875 workers employed at various plants of the Group until June 30, 2025. Additionally, in November 2023, the Company and the relevant trade unions and Italian authorities agreed to extend the scope of the Solidarity Facility through October 2024.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth information, as of the date of this Annual Report, with respect to each person who beneficially owns 5% or more of the Company’s Ordinary Shares or ADSs:

	Number of Ordinary Shares owned	Percent owned
Pasquale Natuzzi (1)	30,967,521	56.2%
Mr. David L. Kanen (2)	6,138,425	11.1%

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
(2)
Aggregate amount beneficially owned by Kanen Wealth Management LLC (“KWM”) based on the Form 13F for the quarter ended September 30, 2023, filed by KWM with the SEC on November 14, 2023. Mr. Kanen is the managing member of KWM.

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

As of December 31, 2023, the Company’s share capital, which is totally authorized and issued, is composed of 55,073,045 ordinary shares with par value of Euro 1 each, for a total of Euro 55,073 thousand.

As of March 31, 2024, there were 4,406,652 ADSs (equivalent to 22,033,260 Ordinary Shares) outstanding. The ADSs represented 40.0% of the total number of Natuzzi Ordinary Shares issued and outstanding.

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

Related Party Transactions

The table below sets forth, in millions of Euro, information about transactions entered into with associates, joint ventures and other related parties as at December 31, 2023 and 2022. See Note 43 to the Consolidated Financial Statements for further details.

	31/12/2023	31/12/2022
Income	38.7	74.1
Cost	0.4	0.0
Amount owned by related parties	8.0	7.5
Amount due to related parties	0.1	0.1

The table below sets forth, in millions of Euro, information about transactions entered into with directors of the Group as at December 31, 2023 and 2022. See Note 43 to the Consolidated Financial Statements for further details.

	31/12/2023	31/12/2022
Income	3.4	3.8
Cost	2.3	3.2
Amount owned by related parties	0.9	0.9
Amount due to related parties	0.4	0.2

In light of the extraordinary challenges imposed by COVID-19 on the Group, on February 28, 2020, the Company’s majority shareholder entered into an agreement with it setting forth its undertaking, should the Company so request, to make advance payments of up to €15.0 million to satisfy the subscription price of a future rights issue. On February 28, 2020, the Company requested an initial payment of €2.5 million which it received on March 2, 2020. Therefore, as at December 31, 2023, the amount of €2.5 million to be paid back to the majority shareholder has been included in the caption “Other payables” of the statement of financial position. On April 9, 2024, a new agreement was executed, terminating the previous agreement entered into on February 28, 2020 and converting the aforementioned €2.5 million into a loan agreement effective from March 31, 2024, with maturity on March 31, 2027, and subject to an interest rate of 2.5%. See Notes 28 and 44 to the Consolidated Financial Statements.

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

ITEM 8. FINANCIAL INFORMATION

Consolidated Financial Statements

Please refer to “Item 18. Financial Statements” of this Annual Report.

Export Sales

Sales of upholstery products manufactured in Italy and sold outside Italy totaled €85.5 million in 2023, down 43.0% from €149.9 million in 2022. This figure represents 30.3% of the Group’s 2023 net leather and fabric-upholstered furniture sales (37.6% in 2022).

Legal and Governmental Proceedings

The Group is involved in legal and tax proceedings, including several minor claims and legal actions, arising in the ordinary course of business. The provision recorded against these claims is €7.9 million as of December 31, 2023 (€8.7 million as of December 31, 2022). See “Item 3. Key Information—Risk factors” and Note 24 to the Consolidated Financial Statements.

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

Dividends

Since the result attributable to the owners of the Company for the financial year ended December 31, 2023 was negative, the Company has decided not to distribute any dividend for the year ended December 31, 2023. The Group has also not paid dividends in any of the prior three fiscal years.

The payment of future dividends will depend on the Company’s earnings and financial condition, capital requirements, governmental regulations and policies and other factors. Accordingly, there can be no assurance that dividends in future years will be paid at a rate similar to dividends paid in past years or at all.

Dividends paid to owners of ADSs or Ordinary Shares who are U.S. residents qualifying under the Income Tax Convention will generally be subject to Italian withholding tax at a maximum rate of 15%, provided that certain certifications are given timely. As a result of changes to the foreign tax credit rules for taxable years beginning after December 28, 2021, any Italian income tax withheld from dividends on our ordinary shares or ADSs is unlikely to be treated as creditable unless U.S. owners are either eligible for and elect benefits under the current income tax convention between the United States and Italy (the “Income Tax Convention”) or consistently elect to apply a modified version of these rules under recently issued temporary guidance and comply with specific requirements set forth in such guidance. See “Item 10. Additional Information—Taxation—Taxation of Dividends.”

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

In addition, from March 17, 2020 to August 12, 2020, the Company was not in compliance with the NYSE’s continued listing standard set forth in Section 802.01(b) of the NYSE Listed Company Manual, which requires the Company to maintain an average global market capitalization of not less than US$15 million over a consecutive 30-trading day period (the “Capitalization Standard”). On August 12, 2020, the Company was notified by the NYSE that, since the Company’s average market capitalization was above US$15 million over a consecutive 30-trading day period, the Company was no longer at an immediate risk of suspension and delisting. The NYSE will continue to monitor the average market capitalization daily to ensure compliance with Capitalization Standard. As of April 19, 2024, the Company’s market capitalization was USD 68.8 million.

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

At the extraordinary shareholders’ meeting of the Company held on July 1, 2022, the shareholders, among other things and pursuant to Article 2443 of the Civil Code, granted to the Company’s board of directors the right to carry out, within five years from the registration of the aforementioned resolution in the Companies’ Registry, an increase in the share capital of the Company with consideration (“a titolo oneroso”), in one or more tranches, up to a maximum amount of €5,485,304, with the exclusion of pre-emption rights pursuant to Article 2441, paragraph eight, of the Civil Code, to be carried out in connection with the stock option plan named “Natuzzi 2022-2026 Stock Option Plan” for the benefit of the employees of the Company and other Group companies. As at December 31, 2022, the Company’s share capital, which is totally authorized and issued, is composed of 55,073,045 ordinary shares with par value of Euro 1 each, for a total of Euro 55,073 thousand. The share capital increase derives from the subscription of 220,000 shares by one of the beneficiaries of the stock option plan approved by the Company in July 2022. For further information regarding the stock option plan, see Notes 18 and 22 to the Consolidated Financial Statements.

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
—
The Securitization Facility with Muttley S.r.l., and concerning Banca IMI, Intesa San Paolo for the non-recourse factoring of export-related financial receivables for €40.0 million, dated July 22, 2020. The Securitization Facility is attached as Exhibit 4.2 to this Annual Report.
—
On July 11, 2023, the Company, the relevant trade unions and Italian authorities signed an agreement that provides for (i) early retirement for employees who are within 60 months of reaching retirement age, (ii) the hiring of new employees, (iii) the implementation of training programs and (iv) access to the CIGS for redundant employees. As a result, among other things, the Company will benefit from CIGS for up to 875 workers employed at various plants of the Group until June 30, 2025. This agreement is attached as Exhibit 4.3 to this Annual Report.
—
On November 27, 2023 the Company, along with trade unions and Italian relevant authorities, entered into an agreement to extend the scope of the Solidarity Facility until November 3, 2024. This agreement is attached as Exhibit 4.4 to this Annual Report.
—
On April 9, 2024, the Company entered into an agreement with INVEST 2003 S.r.l., its majority shareholder, under which the amount of €2.5 million received by the Company from INVEST 2003 S.r.l. on March 2, 2020 under the agreement by which INVEST 2003 S.r.l. undertook to make advance payments of up to €15.0 million to satisfy the subscription price of a future rights issue, was converted into a loan made by INVEST 2003 S.r.l. to the Company. This agreement is attached as Exhibit 4.5 to this Annual Report.

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

ii) United States Tax Considerations — Subject to the discussion below under “Passive Foreign Investment Company Rules”, the gross amount of any dividends (that is, the amount before reduction for Italian withholding tax) paid to a U.S. Holder generally will be subject to U.S. federal income taxation as foreign-source dividend income and will not be eligible for the dividends-received deduction allowed to domestic corporations. Dividends paid in Euro will be included in the income of such U.S. Holder in a dollar amount calculated by reference to the exchange rate in effect on the day the dividends are received by the Depositary or its agent. If the Euro are converted into dollars on the day the Depositary or its agent receives them, U.S. Holders generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. U.S. owners who receive a treaty refund may be required to recognize foreign currency gain or loss to the extent the amount of the treaty refund (in dollars) received by the U.S. owner differs from the U.S. dollar equivalent of the Euro amount of the treaty refund on the date the dividends were received by the Depositary or its agent.

The U.S. dollar amount of dividends received by an individual with respect to the Ordinary Shares or ADSs will be subject to taxation at reduced rates if the dividends are “qualified dividends”. Subject to certain exceptions for short-term and hedged positions, dividends paid on the Ordinary Shares or ADSs will be treated as qualified dividends if (i) the Company is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The Income Tax Convention has been approved for the purposes of the qualified dividend rules, and the Company believes it is eligible for the benefits of the Income Tax Convention. Based on the Company’s financial statements and relevant market and shareholder data, the Company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2022 or 2023 taxable year. In addition, based on the Company’s financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC for its 2024 taxable year.

Subject to generally applicable limitations and conditions, Italian dividend withholding tax paid at the appropriate rate applicable to the U.S. Holder may be eligible for a credit against such U.S. Holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include new requirements recently adopted by the U.S. IRS in regulations promulgated in December 2021 and any Italian tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. Holder. In the case of a U.S. Holder that either (i) is eligible for, and properly elects, the benefits of the Income Tax Convention, or (ii) consistently elects to apply a modified version of these rules under recently issued temporary guidance and complies with specific requirements set forth in such guidance, the Italian tax on dividends will be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. Holders, the application of these requirements to the Italian tax on dividends is uncertain and we have not determined whether these requirements have been met. If the Italian dividend tax is not a creditable tax for a U.S. Holder or the U.S. Holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. Holder may be able to deduct the Italian tax in computing such U.S. Holder’s taxable income for U.S. federal income tax purposes. Dividends will constitute income from sources without the United States and, for U.S. Holders that elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes.

The availability and calculation of foreign tax credits and deductions for foreign taxes involves the application of rules that depend on a U.S. Holder’s particular circumstances. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. holders are urged to consult their tax advisors whether, and to what extent, a foreign tax credit will be available in light of their particular circumstances.

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

ii) United States Tax Considerations — Subject to the discussion below under “Passive Foreign Investment Company Rules”, gain or loss realized by a U.S. Holder on the sale or other disposition of Ordinary Shares or ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the U.S. Holder’s basis in the Ordinary Shares or the ADSs and the amount realized on the disposition, as determined in U.S. dollars. If the amount realized is denominated in a foreign currency, its dollar equivalent generally will be determined at the spot rate in effect on the date of disposition (or, if the Ordinary Shares or ADSs are traded on an established securities market such as the NYSE, in the case of cash basis and electing accrual basis beneficial owners, the settlement date). Any such gain or loss generally would be treated as arising from sources within the United States. Such gain or loss will generally be long-term capital gain or loss if the U.S. Holder holds the Ordinary Shares or ADSs for more than one year. The net amount of long-term capital gain recognised by a U.S. Holder that is an individual holder generally is subject to taxation at a reduced rate. The ability to offset capital losses against ordinary income is subject to limitations. Deposits and withdrawals of Ordinary Shares by U.S. Holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

A U.S. Holder generally will not be entitled to credit any Italian tax imposed on the sale or other disposition of the shares against such U.S. Holder’s U.S. federal income tax liability, except in the case of a U.S. Holder that consistently elects to apply a modified version of the U.S. foreign tax credit rules that is permitted under recently issued temporary guidance and complies with the specific requirements set forth in such guidance. Additionally, capital gain or loss recognised by a U.S. Holder on the sale or other disposition of the shares generally will be U.S. source gain or loss for U.S. foreign tax credit purposes. Consequently, even if the withholding tax qualifies as a creditable tax, a U.S. Holder may not be able to credit the tax against its U.S. federal income tax liability unless such credit can be applied (subject to generally applicable conditions and limitations) against tax due on other income treated as derived from foreign sources. If the Italian tax is not a creditable tax, the tax would reduce the amount realized on the sale or other disposition of the shares even if the U.S. Holder has elected to claim a foreign tax credit for other taxes in the same year. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit rules to a sale or other disposition of the shares and any Italian tax imposed on such sale or disposition.

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

Based on the financial statements and relevant market and shareholder data, the Company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2023 taxable year. In addition, based on the Company’s financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC for its 2024 taxable year or the foreseeable future. However, the determination of whether the Company is a PFIC must be made annually based on the facts and circumstances at that time, including the valuation of its assets, including goodwill and other intangible assets (which may be determined, in part, by reference to the market price of ADSs, which could be volatile). Accordingly, the Company cannot be certain that it will not be a PFIC in the current year or in future years. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax considerations if the Company is classified as a PFIC.

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

If the beneficiary of any such transfer is a disabled individual, whose handicap is recognised pursuant to Law No. 104 of February 5, 1992, the tax is applied only on the value of the assets received in excess of €1,500,000 at the rates illustrated above, depending on the type of relationship existing between the deceased or donor and the beneficiary.

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

Italian Financial Transaction Tax — No IFTT would apply on the transfer of Ordinary Shares or ADSs in 2024.

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

However, a number of exemptions apply, including with respect to trades of securities issued by companies having an average market capitalization lower than €500 million in the month of November of the year preceding the year in which the trade takes place. Companies, the securities of which are listed on a foreign regulated market, and which could benefit from this exemption, such as the Company, need a confirmation from the Italian Ministry of Economy and Finance: such companies must communicate their market capitalization for each tax year to the Ministry, which will then prepare a list of the companies in relation to which the exemption applies. Since the Company has been included in the list issued by the Italian Ministry of Economy and Finance of companies having an average market capitalization lower than €500 million in the month of November 2023, the IFTT would not apply on transfers of Ordinary Shares or ADSs made in 2024.

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

The Group is exposed to market risks principally from fluctuations in the exchange rates between the Euro and other currencies, including, but not limited to, in particular the U.S. dollar, and to a significantly lesser extent, from variations in interest rates. See Note 31(C)(iv) to the Consolidated Financial Statements.

Exchange Rate Risk — The Group’s foreign exchange rate risk in 2023 arose principally in connection with sales denominated in British pounds, U.S. dollars, Euro (for the Company’s subsidiary located in Eastern Europe) and Australian dollars, as well as in connection with Chinese yuan, Romanian leu, Brazilian reais, Mexican pesos and Russian rubles, for the Company’s subsidiaries operating in currencies other than the Euro.

As of December 31, 2023, the Company was a party to a number of currency forward contracts, all of which are designed to hedge future cash flows from accounts receivables and sales orders denominated in different currencies, net of expected outflows from trade payables. The Group does not use such foreign exchange contracts for speculative trading purposes. As of December 31, 2023 and 2022, the notional amount in Euro terms of all of the Group’s outstanding currency forward contracts totaled €19.0 million and €45.0 million, respectively.

The tables below summarize (in thousands of Euro equivalent) the contractual amounts of currency forward contracts intended to hedge future cash flows from accounts receivable and sales orders, net of expected outflow from trade payables, as of December 31, 2023 and 2022:

	December 31,
	2023	2022
British pounds	3,443	13,753
U.S. dollars	2,816	11,598
Euro*	12,056	9,720
Chinese renminbi	—	7,428
Australian dollars	721	1,624
Japanese yen	—	861
Total	19,036	44,984

* The currency forward contracts denominated in Euro are used by the Group’s Romanian subsidiary to hedge its net collections in Euro vs. RON.

All of these forward contracts had various maturities extending through June 2024.

As of December 31, 2023, these forward contracts had a net unrealized gain of €0.1 million, compared to a net unrealized gain of €0.9 million as of December 31, 2022. The Group recorded this amount in “net exchange rate gains/(losses)” in its Consolidated Financial Statements.

The following tables present information regarding the contract amount in thousands of Euro equivalent and the estimated fair value of all of the Group’s foreign exchange contracts: contracts with unrealized gains are presented as “assets” and contracts with unrealized losses are presented as “liabilities.”

	December 31, 2023		December 31, 2022
	Contract Amount	Unrealized gains (losses)	Contract Amount	Unrealized gains (losses)
Assets	4,540	147	38,474	925
Liabilities	14,496	(36)	6,510	(66)
Total	19,036	111	44,984	859

As of December 31, 2023, the potential loss in fair value of all of the Group’s forward contracts outstanding that would have resulted from a hypothetical, instantaneous and unfavorable 10% change in currency exchange rates would have been approximately €2.1 million.

For the accounting of transactions entered into in an effort to reduce the Group’s exchange rate risks, see Notes 4(s) and 30 to the Consolidated Financial Statements. For further details about the Group’s exposure to currency risk, see Note 31(C)(iv) to the Consolidated Financial Statements.

Interest Rate Risk — To a significantly lesser extent, the Group is also exposed to interest rate risk. As of December 31, 2023, the Group had €40.2 million (equivalent to 11.9% of the Group’s total assets as of the same date) in debt outstanding (Bank overdrafts and short-term borrowings plus long-term debt, including the current portion of such debt), which is for the most part subject to floating interest rates. See Notes 19, 26 and 31(C)(iv) to the Consolidated Financial Statements.

The potential increase in interest expenses on the Group’s total debt (bank overdrafts and long-term debt, including their current portion) that would have resulted from a hypothetical, instantaneous and unfavorable 1.0% increase in the interest rates of the Group’s total debt outstanding as of December 31, 2023 would have been approximately €0.6 million.

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

Fees payable by the Depositary to the Company

i) Fees incurred in past annual period — From January 1, 2023 to December 31, 2023, the Depositary waived a total of $250.00 in administrative fees for routine corporate actions including services relating to Natuzzi’s annual general meeting of shareholders.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures — The Company carried out an evaluation under the supervision and with the participation of Company’s management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)) as of December 31, 2023. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of controls and procedures and the Company’s management necessarily was required to apply its judgment in evaluating the cost benefit relationship of possible controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Further, it should be noted that the Company has investments in certain non-consolidated entities. As the Company does not control or manage these entities, its disclosure controls and procedures with respect to such entities are necessarily more limited than those it maintains with respect to its consolidated subsidiaries.

Based on the Company’s evaluation of its disclosure controls and procedures, our Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2023 to provide reasonable assurance that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s applicable rules and forms, and that it is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control Over Financial Reporting — The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Even when determined to be effective, they can provide only reasonable assurance regarding the reliability of financial reporting and the preparation and presentation of financial statements. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. To assess the effectiveness of the Company’s internal control over financial reporting, Company’s management, including its Chief Executive Officer and Chief Financial Officer, used the criteria described in “2013 Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management assessed the effectiveness of its internal control over financial reporting as of December 31, 2023. Based on such assessment, the Company’s management has concluded that as of December 31, 2023, the Company’s internal control over financial reporting was effective and that there were no material weaknesses in the Company’s internal control over financial reporting.

(c) Attestation Report of the Registered Public Accounting Firm — Not applicable.

(d) Changes in Internal Control over Financial Reporting — There were no changes in our internal control over financial reporting as defined in Exchange Act Rules 13a-15(f) that occurred during our most recently completed fiscal year that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our independent registered public accounting firm is KPMG S.p.A., Bari, Italy (headquartered in Milan, Italy). PCAOB ID: 1048.

KPMG S.p.A. (“KPMG”) served as the Group’s principal independent registered public auditor for fiscal years 2023 and 2022, for which it audited the consolidated financial statements for the years ended December 31, 2023 and 2022 included in this Annual Report.

The following table sets forth the aggregate fees billed and billable to the Company by KPMG in Italy and abroad during the fiscal years ended December 31, 2023 and 2022, for audit fees, audit–related fees, tax fees and all other fees for audit.

	2023	2022
	(Expressed in thousands of euros)
Audit fees	638	681
Audit-related fees	10	44
Tax fees	5	5
All Other fees	—	—
Total fees	653	730

The decrease in the fees paid to KPMG in 2023 compared to 2022 is mainly due the activities performed by KPMG in connection with the adoption of the Company’s SOP and other procedures in 2022, which were not undertaken in 2023.

Audit fees in the above table are the aggregate fees billed and billable in connection with the audit of the Company’s consolidated annual financial statements.

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

The Company’s shareholders, at the annual general shareholders' meeting held on May 12, 2022, appointed KPMG as the Group’s principal independent registered public auditor for fiscal years 2022, 2023 and 2024.

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

From January 1, 2014 to December 31, 2023 no purchases were made by or on behalf of the Company or any other affiliated purchaser of the Company’s Ordinary Shares or ADSs.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

The Company’s shareholders, at the annual general shareholders’ meeting held on May 12, 2022, appointed KPMG as the Group’s principal independent registered public auditor for fiscal years 2022, 2023 and 2024, as per applicable Italian legislation. In addition to the obligations set forth in Italian national auditing regulations, Natuzzi’s status as a company registered with the U.S. Securities and Exchange Commission requires that an audit firm issue an audit report on the consolidated financial statements included in the Annual Report on Form 20-F, in compliance with the auditing standards issued by the Public Company Accounting Oversight Board (United States) (PCAOB) (the “US Audit Engagement”). Therefore, on October 1st, 2023 the Company appointed KPMG for the US Audit Engagement in connection with the consolidated financial statements as of and for the year ended December 31, 2023.

KPMG’s US Audit Engagement terminated upon completion of its audit of the Company’s consolidated financial statements as of December 31, 2023 and 2022 and each of the years in the three-year period ended December 31, 2023 and the issuance of its report thereon. In addition, prior to the date of this Annual Report on Form 20-F, KPMG has requested that the Company cease early

KPMG’s appointment as principal independent registered public auditor, which cessation would be subject to the approval by the Company’s shareholders at the general shareholders’ meeting, as required by applicable Italian law.

The Company’s shareholders will also be asked to appoint a new independent registered public auditor, upon the proposal of Company’s Board of Statutory Auditors, as per article 13 Italian Legislative Decree n. 39/2010. The new independent registered public auditor will serve in this capacity for a three-year term, for fiscal years 2024, 2025 and 2026.

The audit reports of KPMG on the consolidated financial statements as of December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. During the two fiscal years ended December 31, 2023 and December 31, 2022 and any subsequent interim period there were: (1) no disagreements (as that term is described in Item 16F(a)(1)(iv) of the Instructions to Form 20-F and the instructions to Item 16F) with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to their satisfaction, would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, and (2) no reportable events (as that term is defined in Item 16F(a)(1)(v) of the Instructions to Form 20-F).

A copy of KPMG’s letter, dated April 30, 2024, is filed as Exhibit 15.1 to this Annual Report on Form 20-F.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

Our cybersecurity strategy prioritizes detecting, analyzing, and responding to anticipated or unexpected threats, as well as effectively managing security risks and promoting incident resilience. Our cybersecurity risk management processes include technical security controls, monitoring systems, employee training, third-party contractual arrangements, tools, and related services from third-party providers, and management oversight to assess, identify, and manage material risks arising from cybersecurity threats. These processes are part of our overall enterprise risk management process and are being integrated in the Company’s operating procedures, internal controls and information systems.

To address cybersecurity risks, we have developed a scenario-based strategy that identifies various potential cybersecurity threats and incidents to which we may be exposed and outlines the necessary steps to prevent and/or manage them. This approach facilitates and expedites the identification, assessment, and management of cybersecurity threats.

In addition, to enhance the effectiveness of our risk management strategy, we have established cybersecurity and information security awareness training programs that cover the Company’s cybersecurity, data privacy and information security policies and procedures. These programs include guidelines for escalating suspicious activities, such as phishing attempts, viruses, spam, insider threats, suspicious human behavior or security issues. Certain employees receive specialized training tailored to their specific job roles to enhance their understanding of potential risks. Fox example, in 2023, all employees in our IT department received specialized training. We also continuously monitor and address cybersecurity risks through targeted phishing campaigns and defense/attack simulation training software to simulate various categories of cybersecurity threats.

In addition, our security posture is supported by a comprehensive defense-in-depth strategy that relies on multiple layers of technology, including client-side and server-side antivirus/antispam software. These technologies automatically initiate remediation actions when potential threats are detected. We use advanced data collection tools to monitor access to corporate IT resources. Such tools use event correlation techniques and advanced protection features (such as detection of simultaneous accesses from different geographical areas with the same account) to promptly detect and manage threats, with notifications sent to the IT department for immediate intervention. In addition, we have contractual arrangements with third-party providers to augment our security measures, such as contracting with a 24/7 Security Operation Center (SOC) for network event monitoring, including threat intelligence, to identify intrusion attempts or attacks in real time across our corporate networks, and specialized external firms for vulnerability assessment and penetration testing. Beginning in 2024, we will conduct annual risk assessments, review our risk profile, and make informed decisions about investments in IT risk management technology and resources based on the results of these assessments.

We also take a risk-based approach to mitigate cybersecurity risks associated with third parties, IT suppliers, and business partners that share IT systems or infrastructure components with our Group. We perform due diligence on such third parties to ensure that they have adequate processes in place to assess, identify, and manage material risks from cybersecurity threats. High-risk cyber suppliers are required to provide us with SOC reports or the results of self-assessments related to cybersecurity and to promptly notify us of any cybersecurity incidents or threats relevant to our operations.

Finally, we have implemented a comprehensive disaster recovery process to ensure business continuity in the event that our primary information technology systems are disrupted or rendered unavailable as a result of a cybersecurity incident.

In 2023 and until the date of this Annual Report, no risks from cybersecurity threats, including those resulting from any previous cybersecurity incidents, have materially affected, or are reasonably likely to materially affect, our business strategy, results of operations, or financial condition.

Governance

Our Board acknowledges the paramount importance of cybersecurity in protecting sensitive data. It is responsible for overseeing overall risk management, including reviewing and approving the enterprise risk management approach and processes to identify, assess, manage, and mitigate risk. The Board has delegated oversight of our cybersecurity and information security framework and risk management to the Audit Committee. The Audit Committee reports to the Board at least annually or, as necessary, particularly in the event of significant cybersecurity incidents.

Moreover, we have identified a team of managers and executives responsible for cybersecurity governance, strategy, and risk management. Management responsible with developing and implementing cybersecurity policies includes individuals with formal education and degrees in information technology or cybersecurity, or relevant experience in these fields, including relevant industry experience.

In particular, the Chief Information Officer (“CIO”), Pierangelo Colacicco, and the IT Infrastructure & Cybersecurity Manager (the “Cybersecurity Manager”), Michele De Palma, who oversees the Telecommunications & Cybersecurity function within the IT department, play pivotal roles in cybersecurity management. With thirty years of experience in information technology at Natuzzi Group, the CIO has held the current position since 2007. Meanwhile, the Cybersecurity Manager has been in his current role at Natuzzi since 2022, having acquired over 15 years of prior experience as an IT Infrastructure and Networking Manager in various organizations. As part of their respective roles, both individuals are involved in addressing cybersecurity issues on a daily basis and are tasked with ensuring the security of the Group’s IT infrastructure in its day-to-day operations.

Both the CIO and the Cybersecurity Manager have operational roles in managing and monitoring cybersecurity risks. In particular, the CIO is responsible for, among other things, identifying risks and implementing the necessary controls to mitigate them. This includes assessing cyber risks, threats, and potential consequences to the organization if risk mitigation fails. In addition, the CIO contributes to the development of security policies that establish standards for corporate IT security. Moreover , the CIO is tasked with developing and overseeing the Incident Response Plan, which outlines the organization’s protocol for handling security breaches. On the other hand, the Cybersecurity Manager is tasked with ensuring the security of software and is involved in activities such as hardening, prevention, detection, investigation, response, and risk analysis. The Cybersecurity Manager plays an operational role in implementing the necessary controls to mitigate cyber risks.

Quarterly meetings are held between the Audit Committee, the CIO, and the Cybersecurity Manager to discuss governance and cybersecurity risk management, based on regular monitoring activities reported by the “IT Infrastructure & Cybersecurity” function. In any event, the Audit Committee, CIO, and the Cybersecurity Manager meet in the event of cybersecurity incidents to assess materiality and, if warranted, initiate the full disclosure process to investors and relevant internal and external stakeholders within the Group organization.

In addition, from 2024, the Audit Committee, CIO, and the Cybersecurity Manager will meet on annual basis to discuss the outcome of the risk assessments and review our risk profile on the basis of the results of such assessment.

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

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Natuzzi S.p.A. and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the years in the three‑year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Impairment assessment of property, plant and equipment and right-of-use assets of the Italian upholstered furniture plant CGU and certain directly operated retail-store CGUs

As discussed in Notes 4(i), 8 and 9 to the consolidated financial statements, at each reporting date the Company reviews the carrying amounts of its cash generating units (CGUs) to determine whether there is any indication of impairment. An impairment loss is recognized if the carrying amount of a CGU exceeds its recoverable amount. The recoverable amount of a CGU is the higher of its value in use, determined using a discounted cash flow method, and its fair value less costs to sell. As of December 31, 2023, the carrying amounts of property, plant and equipment and right-of-use assets were €84,517 thousand and €50,444 thousand, respectively, a portion of which related to the Italian upholstered furniture plant CGU and certain directly operated retail-store CGUs.

We identified the impairment assessment of property, plant and equipment and right-of-use assets included in the Italian upholstered furniture plant CGU and certain directly operated retail store CGUs as a critical audit matter. This is due to the high degree of subjective auditor judgement that was required to evaluate the significant assumptions used by the Company in estimating the value in use. Specifically, the annual sales growth rates used to estimate the forecasted revenue for the years 2024-2028, weighted average cost of capital rates and long-term growth rates, all of which were determined at the CGU level, including the effects of the duration of the current economic uncertainty. These assumptions were challenging to evaluate as they involved a high degree of subjectivity and reasonably possible changes to these assumptions had a significant effect on the value in use. Furthermore, specialized skills and knowledge were required to assess the weighted average cost of capital rates and the long-term growth rates.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design of certain internal controls related to the impairment assessment process. This included controls related to the determination of the annual sales growth rates, the weighted average cost of capital rates and the long-term growth rates. We evaluated the Company’s ability to accurately forecast future revenue by comparing actual results to the Company’s historical forecasts at the CGU level and for the Company as a whole. We assessed the annual sales growth rates at the CGU level for the years 2024-2028 by comparing them to the Company’s future operating plans included in the 2024 budget and 2025-2028 cash flow projections approved by the Company’s Board of Directors, and relevant industry reports. We performed sensitivity analyses over the annual sales growth rates, the weighted average cost of capital rates and the long-term growth rates, to assess the impact of changes in the assumptions on the Company’s determination of value in use. Furthermore, we involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the weighted average cost of capital rates and long-term growth rates by comparing them to a range of estimated rates developed independently based on publicly available market data for comparable entities.

/s/ KPMG S.p.A.

We have served as the Company’s auditor since 2016.

Bari, Italy
April 30, 2024

Natuzzi S.p.A. and subsidiaries

Consolidated statements of financial position as at December 31, 2023 and 2022

(Expressed in thousands of euros except as otherwise indicated)

	December 31, 2023	December 31, 2022	Note
ASSETS
Non-current assets
Property, plant and equipment	84,517	84,431	8
Right-of-use assets	50,444	42,825	9
Intangible assets and goodwill	4,160	4,254	10
Equity-method investees	39,831	37,696	11
Other non-current receivables	6,396	5,894	12
Other non-current assets	1,603	1,452	13
Deferred tax assets	1,665	1,032	39
Total non-current assets	188,616	177,584
Current assets
Inventories	62,087	70,120	14
Trade receivables	33,304	39,056	15
Other current receivables	12,218	16,279	16
Other current assets	5,365	7,973	13
Current income tax assets	3,000	2,195	39
Gains on derivative financial instruments	147	925	30
Cash and cash equivalents	33,610	54,475	17
Total current assets	149,731	191,023
TOTAL ASSETS	338,347	368,607
EQUITY
Share capital	55,073	55,073	18
Reserves	20,448	23,292	18
Retained earnings	(6,576)	9,493	18
EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY	68,945	87,858
Non-controlling interests	4,343	4,698
TOTAL EQUITY	73,288	92,556
LIABILITIES
Non-current liabilities
Long-term borrowings	12,153	11,483	19
Long-term lease liabilities	52,914	41,024	20
Employees’ leaving entitlement	12,389	13,064	22
Non-current contract liabilities	6,800	7,026	23
Provisions	9,284	9,432	24
Deferred income for government grants	13,135	12,242	25
Other non-current liabilities	2,725	—	21
Deferred tax liabilities	996	996	39
Total non-current liabilities	110,396	95,267
Current liabilities
Bank overdrafts and short-term borrowings	22,834	29,254	26
Current portion of long-term borrowings	5,200	5,806	19
Current portion of lease liabilities	9,413	10,825	20
Trade payables	60,888	78,399	27
Other payables	31,719	34,322	28
Current contract liabilities	20,333	17,124	23
Provisions	2,352	3,114	24
Other liabilities	1,549	—	29
Liabilities for current income tax	339	1,874	39
Losses on derivative financial instruments	36	66	30
Total current liabilities	154,663	180,784
TOTAL LIABILITIES	265,059	276,051
TOTAL EQUITY AND LIABILITIES	338,347	368,607

The notes on pages F-8 to F-79 are an integral part of these consolidated financial statements.

Natuzzi S.p.A. and subsidiaries

Consolidated statements of profit or loss for the years ended December 31, 2023, 2022 and 2021

(Expressed in thousands of euros except as otherwise indicated)

	2023	2022	2021	Note
Revenue	328,618	468,487	427,375	32
Cost of sales	(215,763)	(304,154)	(273,575)	33
Gross Profit	112,855	164,333	153,800
Other income	7,116	6,524	6,414	34
Selling expenses	(91,373)	(124,924)	(121,631)	35
Administrative expenses	(37,607)	(35,474)	(33,302)	36
Impairment on trade receivables	(33)	(331)	(110)	15
Other expenses	(457)	(1,678)	(289)	34
Operating profit/(loss)	(9,499)	8,450	4,882
Finance income	941	868	225	37
Finance costs	(9,267)	(8,541)	(6,786)	37
Net exchange rate gains/(losses)	(144)	2,428	1,866	38
Gain from disposal and loss of control of a subsidiary	—	—	5,026	7
Net finance income/(costs)	(8,470)	(5,245)	331
Share of profit/(loss) of equity-method investees	2,897	356	3,561	11
Profit/(loss) before tax	(15,072)	3,561	8,774
Income tax expense	(1,090)	(2,273)	(4,389)	39
Profit/(loss) for the year	(16,162)	1,288	4,385
Profit/(loss) attributable to:
Owners of the Company	(16,069)	(540)	3,585
Non-controlling interests	(93)	1,828	800
Profit/(loss) per share
Basic earnings/(loss) per ordinary share	(0.29)	(0.01)	0.07	40
Diluted earnings/(loss) per ordinary share	(0.29)	(0.01)	0.07	40

The notes on pages F-8 to F-79 are an integral part of these consolidated financial statements.

Natuzzi S.p.A. and subsidiaries

Consolidated statements of comprehensive income for the years ended December 31, 2023, 2022 and 2021

(Expressed in thousands of euros except as otherwise indicated)

	2023	2022	2021	Note
Profit/(loss) for the year	(16,162)	1,288	4,385
Other comprehensive income
Items that will not be reclassified to profit or loss
Actuarial gains/(losses) on employees’ leaving entitlement	(185)	2,309	(627)	18
Tax impact	—	—	—	39
Total	(185)	2,309	(627)
Items that are or may be reclassified subsequently to profit or loss
Exchange rate differences on translation of foreign operations	(3,260)	(260)	4,037	18
Tax impact	—	—	—	39
Total	(3,260)	(260)	4,037
Other comprehensive income/(loss) for the year, net of tax	(3,445)	2,049	3,410	18
Total comprehensive income/(loss) for the year	(19,607)	3,337	7,795
Total comprehensive income/(loss) attributable to:
Owners of the Company	(19,387)	1,338	6,903
Non-controlling interests	(220)	1,999	892

The notes on pages F-8 to F-79 are an integral part of these consolidated financial statements.

Natuzzi S.p.A. and subsidiaries

Consolidated statements of changes in equity for the years ended December 31, 2023, 2022 and 2021

(Expressed in thousands of euros except as otherwise indicated)

	Share Capital amount	Translation reserve	IAS 19 reserve	Other reserves	Retained earnings	Equity attributable to owners of the Company	Equity attributable to Non- controlling interests	Total equity
Balance as at December 31, 2020	54,853	1,954	(370)	11,459	6,448	74,344	1,020	75,364
Gain on disposal of a Non-controlling interests	—	—	—	1,088	—	1,088	144	1,232
Dividend distribution	—	—	—	—	—	—	(545)	(545)
Profit for the year	—	—	—	—	3,585	3,585	800	4,385
Other comprehensive income/(loss) for the year	—	3,945	(627)	—	—	3,318	92	3,410
Balance as at December 31, 2021	54,853	5,899	(997)	12,547	10,033	82,335	1,511	83,846
Share capital increase	220	—	—	834	—	1,054	—	1,054
Gain on disposal of a Non-controlling interests	—	—	—	3,131	—	3,131	1,739	4,870
Dividend distribution	—	—	—	—	—	—	(551)	(551)
Profit for the year	—	—	—	—	(540)	(540)	1,828	1,288
Other comprehensive income/(loss) for the year	—	(431)	2,309	—	—	1,878	171	2,049
Balance as at December 31, 2022	55,073	5,468	1,312	16,512	9,493	87,858	4,698	92,556
Share capital increase	—	—	—	474	—	474	—	474
Dividend distribution	—	—	—	—	—	—	(135)	(135)
Profit for the year	—	—	—	—	(16,069)	(16,069)	(93)	(16,162)
Other comprehensive income/(loss) for the year	—	(3,133)	(185)	—	—	(3,318)	(127)	(3,445)
Balance as at December 31, 2023	55,073	2,335	1,127	16,986	(6,576)	68,945	4,343	73,288

The notes on pages F-8 to F-79 are an integral part of these consolidated financial statements.

Natuzzi S.p.A. and subsidiaries

Consolidated statements of cash flows for the years ended December 31, 2023, 2022 and 2021

(Expressed in thousands of euros except as otherwise indicated)

	2023	2022	2021	Note
Cash flows from operating activities:
Profit/(loss) for the period	(16,162)	1,288	4,385
Adjustments for:
Depreciation	21,331	20,619	20,281	8 and 9
Amortisation	1,041	1,031	1,090	10
Impairment of non-financial assets	—	890	1,188	9 and 10
(Gain)/loss on sale of property, plant and equipment	117	(39)	(2,084)
Deferred income for capital grants	(1,648)	(1,473)	(1,306)
Rent concessions	—	(635)	(1,515)	20
Interest expenses	7,111	6,474	4,717	37
Unrealised foreign exchange (gains)/losses	748	(1,454)	454	38
(Gain) from loss of control in a former subsidiary	—	—	(5,026)	7
Share of (profit)/loss of equity-method investees	(2,897)	(356)	(3,561)	11
Tax expense	1,090	2,273	4,389	39
Total adjustment	26,893	27,330	18,627
Changes in:
Inventories	8,033	10,091	(16,000)
Trade and other receivables	7,332	(1,242)	(5,847)
Other assets	2,457	4,302	(2,690)
Trade and other payables	(14,205)	(7,758)	13,055
Contract liabilities	2,983	(4,052)	4,019
Provisions	(1,412)	(865)	(4,608)
One-time termination benefit payments	(3,050)	(42)	(275)
Employees’ leaving entitlement	(1,402)	(446)	(940)
Total changes	736	(12)	(13,286)
Cash provided by (used in) operating activities	11,467	28,606	9,726
Interest paid	(5,641)	(5,696)	(4,966)
Income taxes paid	(2,616)	(4,203)	(4,223)
Net cash provided by (used in) operating activities	3,210	18,707	537
Cash flows from investing activities:
Property, plant and equipment:
Additions	(10,299)	(8,432)	(3,515)
Disposals	—	624	4,511
Intangible assets	(1,519)	(1,174)	(1,476)
Government grants received for PPE	918	—	507
Dividends from equity-accounted investees	3,024	3,697	1,744	11
Purchase of business, net of cash acquired	—	(461)	(270)	11
Disposal of a business, net of cash disposed of	—	1,100	5,515	7
Net cash provided by (used in) investing activities	(7,876)	(4,646)	7,016
Cash flows from financing activities:
Long-term borrowings:
Proceeds	10,912	4,038	5,873
Repayments	(8,715)	(4,473)	(4,788)
Short-term borrowings	(6,703)	(7,424)	6,210
Payment of lease liabilities	(11,057)	(10,049)	(10,090)	9 and 20
Proceeds from increase in share capital	—	55	—
Dividends distribution to non-controlling interests	(135)	(551)	(545)
Capital contribution by non-controlling interests	—	4,870	1,324
Net cash provided by (used in) financing activities	(15,698)	(13,534)	(2,016)
Increase (decrease) in cash and cash equivalents	(20,364)	527	5,537
Cash and cash equivalents as at January 1 (*)	52,721	52,249	46,076
Effect of movements in exchange rates on cash held	(784)	(55)	636
Cash and cash equivalents as at December 31 (*)	31,573	52,721	52,249	17
(*) As at December 31, 2023, 2022 and 2021 cash and cash equivalents include bank overdrafts of 2,037, 1,754 and 1,223, respectively, that are repayable on demand and form an integral part of the Group’s cash management.

The notes on pages F-8 to F-79 are an integral part of these consolidated financial statements.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

1 Introduction

The consolidated financial statements of the Natuzzi S.p.A. as at December 31, 2023 and 2022 have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), including interpretations issued by the IFRS Interpretations Committee (IFRS IC) applicable to companies reporting under IFRS.

Natuzzi S.p.A., as SEC Registrant, has also presented the consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for the year ended December 31, 2021.

During 2023, 2022 and 2021 no significant non-recurring events or unusual transactions have occurred. All transactions performed by the Group during 2023, 2022 and 2021 are part of the Group’s ordinary business.

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

The financial statements utilized for the consolidation are the financial statements of each Group’s legal entity as at December 31, 2023, 2022 and 2021. The 2023, 2022 and 2021 financial statements have been adopted by the respective Boards of Directors of the relevant entities. The financial statements of subsidiaries are adjusted, where necessary, to conform to Natuzzi’s accounting principles and policies (see note 4), which are consistent with International Financial Reporting Standards (IFRS) and interpretations issued by the IFRS Interpretations Committee (IFRS IC) applicable to companies reporting under IFRS (see note 3(a)).

The consolidated financial statements of the Group as at December 31, 2023 have been approved by the Company’s Board of Directors (the Board) on April 4, 2024 and authorised on April 30, 2024.

The subsidiaries included in the consolidation as at December 31, 2023 and 2022, together with the related percentages of ownership and other information, are as follows:

Name	Percentage of 31/12/2023	Percentage of 31/12/2022	Share/ quota capital	Ownership registered office	Activity
Italsofa Romania S.r.l.	100.00	100.00	RON 109,271,750	Baia Mare, Romania	(1)
Natuzzi (China) Ltd	100.00	100.00	CNY 106,414,300	Shanghai, China	(1)
Italsofa Nordeste S/A	100.00	100.00	BRL 159,300,558	Salvador de Bahia, Brazil	(1)
Natuzzi Quanjiao Limited	100.00	100.00	CNY 10,000,000	Quanjiao County-Anhui province, China	(1)
Natco S.p.A.	99.99	99.99	EUR 4,420,000	Santeramo in Colle, Italy	(2)
Nacon S.p.A.	100.00	100.00	EUR 2,800,000	Santeramo in Colle, Italy	(3)
Lagene S.r.l.	100.00	100.00	EUR 10,000	Santeramo in Colle, Italy	(3)
Natuzzi Americas Inc.	100.00	100.00	USD 89	High Point, N. Carolina, USA	(3)
Natuzzi Florida LLC	51.00	51.00	USD 4,955,186	High Point, N. Carolina, USA	(3)
Natuzzi Iberica S.A.	100.00	100.00	EUR 386,255	Madrid, Spain	(3)
Natuzzi Switzerland AG	100.00	100.00	CHF 2,000,000	Dietikon, Switzerland	(3)
Natuzzi Services Limited	100.00	100.00	GBP 25,349,353	London, UK	(3)
Natuzzi UK Retail Limited	70.00	70.00	GBP 100	Cardiff, UK	(3)
Natuzzi Germany Gmbh	100.00	100.00	EUR 25,000	Köln, Germany	(3)
Natuzzi Japan KK	74.40	74.40	JPY 28,000,000	Tokyo, Japan	(3)
Natuzzi Russia OOO	100.00	100.00	RUB 8,700,000	Moscow, Russia	(3)
Natmx S.DE.R.L.DE.C.V	100.00	100.00	MXN 68,504,040	Mexico City, Mexico	(3)
Natuzzi France S.a.s.	100.00	100.00	EUR 70,727	Paris, France	(3)
Natuzzi Oceania PTI Ltd	74.40	74.40	AUD 320,002	Sydney, Australia	(3)
Natuzzi Singapore PTE. LTD.	74.40	74.40	USD 7,654,207	Singapore, Republic of Singapore	(3)
Natuzzi Netherlands Holding	100.00	100.00	EUR 34,605,000	Amsterdam, Holland	(4)
Natuzzi Trade Service S.r.l.	100.00	100.00	EUR 14,000,000	Santeramo in Colle, Italy	(5)

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

(1) Manufacture and distribution

(2) Intragroup leather dyeing and finishing

(3) Services and distribution

(4) Investment holding

(5) Dormant

As at December 31, 2023, the consolidation area has not changed. Furthermore, no business combinations have occurred in 2023 and 2022.

The following table summarises the information relating to the only material non-controlling interests (NCI) related to the Group’s subsidiary Natuzzi Florida LLC, before any intra-group eliminations.

Summarised statement of financial position of Natuzzi Florida LLC and Non-controlling interests share in equity as at December 31, 2023 and 2022

	31/12/23	31/12/22
Current assets	9,524	11,684
Non-current assets	13,589	12,337
Current liabilities	(10,469)	(9,246)
Non-current liabilities	(8,797)	(8,473)
Net assets	3,847	6,302
Net assets attributable to NCI – 49%	1,885	3,088

Summarised statement of profit or loss of Natuzzi Florida LLC and Non-controlling interests share of loss for the years ended December 31, 2023 and 2022.

	2023	2022
Revenue	18,643	21,481
Expenses	(19,540)	(18,488)
Profit/(loss) for the year	(897)	2,993
Other comprehensive income/(loss)	(219)	195
Total comprehensive income/(loss) for the year	(1,116)	3,188
Profit/(loss) allocated to NCI – 49%	(440)	1,467
Other comprehensive income/(loss) allocated to NCI	(107)	96
Cash flow provided by operating activities	2,463	1,464
Cash flow used in investing activities	(1,122)	(599)
Cash flow used in financing activities (dividends to NCI for years ended December 31, 2023 and 2022, respectively 698, 589)	(2,401)	(1,892)

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

(b) Historical cost convention

The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments measured at fair value (see note 31).

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

(ii) Assumptions and estimation uncertainties

Information about assumptions and estimates as at December 31, 2023 that have an high risk of resulting in a material adjustment to the carrying amounts of assets and liabilities in the next financial year is included in the following notes.

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

(f) Going concern assumption

The consolidated financial statements have been prepared on a going concern basis, which assumes that the Group will be able to meet its obligations as they fall due within one year from the date of the approval of these consolidated financial statements. Events and conditions, management’s plans and Directors’ conclusions on the Group’s going concern assumption as at December 31, 2023 are reported below.

(i) Circumstances ed events

The Group, which had reported increased revenue and operating profits in the post-Covid biennium 2021-2022, reported a significant decrease in revenue and an operating loss in 2023, experiencing, like most players in the furniture sector globally, a natural decrease in written orders following the surge that occurred in the post-Covid period, in addition to the effects of uncertainty caused by ongoing geopolitical crises, and the reduction in purchasing power of families generated by the persistence of high levels of inflation and the related surge in interest rates, that have contributed to the contraction of the real estate sector, to which the furniture sector is also closely connected.

The significant decrease in revenue and the impact of the restructuring plan to reduce the number of employees and workers implemented during 2023 in response to the contraction of revenue, for which during 2023 the Group accounted for 7,458 as labor-related costs, have contributed to generate the operating loss of 9,499 for the year ended December 31, 2023. The impact of the aforementioned restructuring plan has been partly offset by lower purchasing prices of raw materials than the prior year. Therefore, in 2023 the gross margin was equal to 34.3%, slightly lower than 35.1% reported in 2022.

Furthermore, the Group reported Net finance costs of 8,470, mainly following the persistent high interest rates on bank overdraft and short-term borrowings and the securitization program. As a consequence, the Group reported a net loss after tax of 16,162 for the year ended December 31, 2023. As of the same date, total equity was 73,288 and net working capital was negative for 1,095 (current asset, net of cash and cash equivalents, minus current liabilities, net of bank overdrafts and short-term borrowings, current portion of long-term borrowings and current portion of lease liabilities).

Despite the decrease in revenue and the reported loss for 2023, the Group continued in executing its investment program, part of which was funded by means of subsidized loans, while repaying its long-term debt at the due dates, which has adversely affected its net financial position before lease liabilities (cash and cash equivalents minus long-term borrowings minus bank overdraft and short-term borrowings minus current portion of long-term borrowings) as at December 31, 2023.

(ii) Management plans

The management plans to mitigate the negative effects of 2023 results leverage on the strengths of the business, namely the focus on the Natuzzi brand and retail distribution channel that offer better opportunities in terms of margins, in addition to the savings in labor and industrial transformation costs that the management expects from the implementation of the restructuring plan already started in 2023 and that will continue also in 2024. In particular, the ability of the Group to continue as a going concern is based on: i) the annual budget for 2024, approved by the Company’s Board of Directors on February 23, 2024; ii) the cash flow forecast for the year 2024 and the related sensitivity analysis to support the approved 2024 budget together with further actions that are meant to protect the cash availability in case of a lower level of 2024 revenue than expected and iii) a cash flow forecast extended through the end of June 2025.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

(iii) Directors’ conclusions

The Directors believe that the above plans, many of which have already been implemented, combined with the cash and cash equivalents and unused credit facilities as at December 31, 2023 will be sufficient to allow the Group to meet its obligations as they fall due within one year from the date of the approval of these consolidated financial statements.

As at December 31, 2023, the Group’s cash and cash equivalents amount to 33,610, while its long-term borrowings are of 17,353, including the current portion of 5,200, and its bank overdrafts and short-term borrowings are 22,834. Furthermore, as at December 31, 2023, the unused portion of credit facilities available to the Group, for which no commitment fees are due, amounts to 31,130. See Note 26.

4 Material accounting policy information

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

(c) Group Companies

(i) Foreign operations that have a functional currency different from the presentation currency

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency (Euro) are translated into the presentation currency as

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

follows: (a) assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position; (b) revenue and expenses for each statement of profit or loss and statement of comprehensive income are translated at the average exchange rates of the year (unless this is a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case revenue and expenses are translated at the dates of the transactions); and (c) all resulting exchange differences are recognised in other comprehensive income.

Since January 1, 2017, the Group’s date of transition to IFRSs, such differences are recognised in the translation reserve. When a foreign operation is sold, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

(ii) Foreign operations that have a functional currency that is the presentation currency

As at December 31, 2023 and 2022, there is one foreign subsidiary, Italsofa Romania, considered to be an integral part of Natuzzi S.p.A. due to the primary and secondary indicators reported in IAS 21, paragraphs 9 and 10. Therefore, the functional currency for this foreign subsidiary is the Parent’s functional currency, namely the Euro. As a result, all monetary assets and liabilities are remeasured, at the end of each reporting period, using the Euro and the resulting gain or loss is recognised in profit or loss. For all non-monetary assets and liabilities, share capital, reserves and retained earnings, the historical exchange rates are used. The average exchange rates of the year are used to translate non-Euro denominated revenue and expenses, except for those non-Euro denominated revenue and expenses related to assets and liabilities which are translated at historical exchange rates. The resulting exchange differences are recognised in profit or loss.

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

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

(f) Leases

As at December 31, 2023, the Group acts as lessor in some lease contracts for a not significant amount.

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

(ii) COVID-19-Related Rent Concessions

Until the financial statement as at December 31, 2022, the Group has applied “COVID-19-Related Rent Concessions - Amendment to IFRS 16”. The Group applied the practical expedient that allowed it not to assess whether eligible rent concessions that were a direct consequence of the COVID-19 pandemic were lease modifications. The Group applied the practical expedient consistently to contracts with similar characteristics and in similar circumstances. For rent concessions in leases to which the Group determined not to apply the practical expedient, or that did not qualify for the practical expedient, the Group assessed whether there was a lease modification. The practical expedient was a temporary possibility that is no longer foreseen by the accounting standards and therefore was not applied in the financial statements at 31 December 2023.

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

In particular, for the credit losses on trade receivables determined on a collective basis, the Group adopted the practical expedient to use a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment. To measure the expected credit losses, trade receivables are grouped

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

based on shared credit risk characteristics and the days past due. The expected loss rates are based on the payment profiles of sales over a period of five years before December 31, 2023 or January 1, 2023, respectively, and the corresponding historical credit losses experienced within this period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables.

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

(q) Employee benefits

Information about employee benefits accounting policies is reported below.

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

(iii) Benefits to employees for termination of the employment relationship

These are the benefits due to employees for the termination of their employment relationship due to the fact that the event that gives rise to the obligation is the termination of the employment relationship. The benefits due to employees for the termination of the employment relationship result from the Group's decision to terminate the employment relationship or from the decision of an employee to accept an offer from the Group consisting of benefits in exchange for the termination of the employment relationship. The liabilities for benefits due to employees for the early termination of the employment relationship (so-called liabilities for termination benefits) are accounted for on the earliest date among the following: (a) the moment in which the company is no longer able to withdraw the offer of such benefits made to employees; and (b) the moment in which the company recognizes the costs of a restructuring that involves the payment of benefits due to employees for the termination of the employment relationship. These liabilities are valued based on the nature of the benefit granted. The liability for termination benefits is determined by applying the provisions envisaged: (i) for short-term benefits, if it is expected that the termination benefits will be paid to employees entirely within twelve months from the closing date of the financial year in which they were recognized; or (ii) for long-term benefits if it is expected that the termination benefits will not be paid to employees in full within twelve months from the end of the financial year in which they were recognized.

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

The goods are often sold with retrospective volume discounts based on aggregate sales over a 12-month period. As part of variable considerations, revenue from these sales is recognised based on the price specified in the contract, net of the estimated volume discounts. Accumulated historical experience is used to estimate and provide for the discounts, using the expected value method, and revenue is only recognised to the extent that it is highly probable that a significant reversal will not occur. A refund liability is recognised for expected volume discounts payable to wholesalers in relation to sales made until the end of the reporting period. No element of financing is deemed present as the sales are made with a credit term of 30-90 days, which is consistent with market practice. The Group’s obligation to repair or replace faulty products under the standard assurance warranty terms is recognised as a provision (see note 24).

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

Payment of the transaction price is due immediately when the product is delivered to the customer. The Group’s obligation to repair or replace faulty products under the standard assurance warranty terms is recognised as a provision (see note 24).

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

(v) Shipping and handling costs

Shipping and handling costs incurred to transport products to customers are expensed in the periods incurred and are included in selling expenses. Under IFRS 15, shipping and handling costs related to activities before the customer obtains control of the finished goods, are accounted for as fulfillment costs under the caption “Other assets” of the statement of financial position. Such costs are recognised in profit or loss consistent with the pattern of transfer of the finished goods. Shipping and handling expenses recorded for the years ended December 31, 2023, 2022 and 2021, come to 26,325, 55,912 and 54,672, respectively (see note 35).

(w) Advertising costs

Advertising costs are expensed in the periods incurred and are included in selling expenses. Advertising expenses recorded for the years ended December 31, 2023, 2022 and 2021 amount to 5,936, 6,193 and 5,576, respectively (see note 35).

(x) Commission expense

Commissions payable to sales representatives and the related expenses are recorded at the time revenue from sale of products is recognised and are included in selling expenses. Commissions are not paid until payment for the related sale’s invoice is remitted to the Group by the customer. Under IFRS 15, sale commissions are considered costs of obtaining a contract and the Group has elected to apply the practical expedient under which such costs are expensed in profit or loss, as the amortisation period is less than one year. Commissions expenses recorded in profit or loss for the years ended December 31, 2023, 2022 and 2021 amount to 5,861, 7,318 and 7,503, respectively (see note 35).

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

(ae) New standards, amendments and interpretations issued but not yet effective

The standards, amendments and interpretations issued by the International Accounting Standards Board (“IASB”) that will have mandatory application in 2024 or subsequent years are listed below.

In January 2020, July 2020 and October 2020, the IASB issued an amendment to IAS 1 regarding the classification of liabilities with uncertain maturity dates as current or non-current. These changes are applied by companies within the first financial year commencing on or after January 1, 2024. The Group does not expect any significant impact from the adoption of these amendments.

In September 2022, the IASB issued an amendment to IFRS 16 related to lease liabilities in a sale-and-leaseback transaction concerning the procedures that the company must follow in recognizing, measuring, presenting in the financial statements, and disclosing supplementary information within lease agreements. In amending IFRS 16, the IASB has specified how the selling lessee should subsequently assess the sale-and-leaseback transaction. These changes are applied by companies within the first financial year commencing on or after January 1, 2024.

The amendments to IAS 7 and IFRS 7, issued in May 2023, require entities to disclose information about their supplier finance arrangements that enables users of financial statements to assess the effects of those arrangements on an entity’s liabilities and cash flows and on an entity’s exposure to liquidity risk. The amendments are effective for annual periods beginning on or after 1 January 2024. The Group does not expect any significant impact from the adoption of these amendments.

5 Changes in significant accounting policies

Changes in significant accounting policies for the years ended December 31, 2023 and 2022 are reported below.

(A) COVID-19 Related Rent Concessions

In the financial statements closed as of December 31, 2023, the rent concessions related to COVID-19 were no longer applied, as the corresponding amendment that was applied in the financial statements closed as of December 31, 2022, and in previous years, is no longer in effect.

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

Due to the adoption of such amendments, the Group recognized lease incentives of 635 and 1,515 in the consolidated statement of profit or loss for the year ended December 31, 2022 and 2021(see note 35), respectively.

Following the discontinuation of the application of this amendment, the Group did not recognize lease incentives for the year 2023 resulting from this concession. In the consolidated income statement closed as of December 31, 2022, the Group had recognized incentives amounting to 635 (see note 35).

(B) Amendment to IAS 12 (International Tax Reform)

In May 2023, the IASB issued an amendment to IAS 12 regarding the application of Pillar Two model rules, which introduced a temporary exception to the recognition of deferred taxes related to the application of Pillar Two provisions published by the OECD, as well as targeted additional disclosures for affected entities. The Group has assessed the potential application of the Pillar Two and does not expect any significant impact from the adoption of these amendments considering that Group consolidated revenue is less than 750,000 in 2023 and in each of the prior three years.

(C) Other standards

The other new accounting principles that came into effect from January 1, 2023, did not have a significant impact on the Group's consolidated financial statements. Specifically, the application of IFRS 17 – "Insurance Contracts", amendments to IAS 1 "Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting Policies", amendments to IAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates", and amendments to IAS 12 "Income Taxes" had no impact on the Group's consolidated financial statements

6 Operating segment

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

Reference should be made to note 32 “Revenue” for details on revenue streams and disaggregation of revenue from contracts with customers by types of goods, geographical markets, geographical location of customers, distribution channels, brands

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

and timing of revenue recognition, to note 31(C)(ii-a) "Trade receivables" for information about major customers, and to note 8 "Property, plant and equipment", note 9 "Right-of-use-assets", note 10 "Intangible assets and goodwill" for information about geographical areas of non-current assets.

7 Assets held for sale

Following the preliminary agreement reached in September 2020, on January 8, 2021, the Company signed a “Share Sell and Purchase Agreement” (the “Agreement”) with Vita Group, the largest European manufacturer of flexible polyurethane foams, for the sale of its entire interest in the subsidiary IMPE S.p.A. which contains the foam operations. The consideration agreed for this sale was 8,202 and the transaction was finalised on March 1, 2021, providing for the last tranche of 1,100 in March 2022. The collection of this last tranche was received regularly, at the agreed upon date.

8 Property, plant and equipment

Changes in the carrying amount of property, plant and equipment for the years ended December 31, 2023 and 2022 are analysed in the following tables.

	Land and buildings	Machinery and equipment	Office furniture and equipment	Retail gallery and store furnishing	Leasehold improvements	Constr. in progress	Total
Cost as at December 31, 2021	155,082	112,124	14,013	7,354	20,307	159	309,039
Additions	1,167	5,125	429	60	1,614	1,099	9,494
Disposals	(331)	(2,757)	(542)	(144)	(77)	(237)	(4,088)
Impairment loss	—	(37)	(6)	—	—	—	(43)
Reclassifications from constr. in progress	—	14	10	—	—	(24)	—
Effect of translation adj.	1,883	510	81	68	275	15	2,832
Cost as at December 31, 2022	157,801	114,979	13,985	7,338	22,119	1,012	317,234
Additions	413	1,368	473	104	3,103	4,768	10,229
Disposals	(8)	(667)	(1,392)	(1,688)	(950)	(101)	(4,806)
Impairment loss	—	40	—	—	(118)	—	(78)
Reclassifications from constr. in progress	253	36	—	—	3,532	(3,821)	—
Effect of translation adj.	(592)	276	(71)	104	(636)	(19)	(938)
Cost as at December 31, 2023	157,867	116,032	12,995	5,858	27,050	1,839	321,641

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

	Land and buildings	Machinery and equipment	Office furniture and equipment	Retail gallery and store furnishing	Leasehold improvements	Constr. in progress	Total
Accumulated depreciation as at December 31, 2021	(91,422)	(99,973)	(13,234)	(6,918)	(14,438)	—	(225,985)
Depreciation	(3,611)	(2,990)	(298)	(244)	(1,642)	—	(8,785)
Disposals	168	2,732	541	60	2	—	3,503
Effect of translation adj.	(1,228)	(339)	(60)	67	24	—	(1,536)
Accumulated depreciation as at December 31, 2022	(96,093)	(100,570)	(13,051)	(7,035)	(16,054)	—	(232,803)
Depreciation	(3,584)	(3,189)	(323)	(172)	(2,042)	—	(9,310)
Disposals	—	642	1,374	1,685	812	—	4,513
Effect of translation adj.	214	(279)	72	(102)	571	—	476
Accumulated depreciation as at December 31, 2023	(99,463)	(103,396)	(11,928)	(5,624)	(16,713)	—	(237,124)

Net book value as at December 31, 2021	63,660	12,151	779	436	5,869	159	83,054
Net book value as at December 31, 2022	61,708	14,409	934	303	6,065	1,012	84,431
Net book value as at December 31, 2023	58,404	12,636	1,067	234	10,337	1,839	84,517

Annual rate of depreciation for 2023 and 2022	0%-10%	10%-25%	10%-20%	25%-35%	10%-20%	—

As at December 31, 2023 and 2022, the carrying amount of property, plant and equipment temporarily idle is of 5,568 and 5,215, respectively.

As at December 31, 2023, properties with a carrying amount of 31,576 (35,839 as at December 31, 2022) are subject to registered mortgages to guarantee the long-term borrowings (see note 19).

The following tables show a breakdown of property, plant and equipment by country.

	31/12/23	31/12/22
Italy	44,239	46,610
United States of America	18,259	14,807
Romania	17,520	17,952
Brazil	3,167	3,092
Europe	919	957
China	166	695
Other countries	247	318
Total	84,517	84,431

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The following tables show a breakdown of property, plant and equipment based on the cash generating units in which they are included.

	31/12/23	31/12/22
Italian upholstered furniture plant	30,108	33,087
Romanian upholstered furniture plant	18,769	19,338
Brazilian upholstered furniture plant	3,524	3,350
Chinese upholstered furniture plant	1,419	2,223
Others	30,697	26,433
Total	84,517	84,431

As at December 31, 2023, the Group performed the impairment assessment of property, plant and equipment and right-of-use assets included in several cash generating units (CGUs), such as the Italian upholstered furniture plant CGU and certain directly operated retail stores CGUs that presented indicators of impairment. The Group performed the impairment assessment in accordance with its accounting policy discussed in note 4(i). In particular, an impairment loss is recognised if the carrying amount of a CGU exceeds its recoverable amount. The recoverable amount of a CGU is the higher of its value in use, determined using a discounted cash flow method, and its fair value less costs to sell.

Further, the significant assumptions used by the Group in estimating the value in use were the annual sales growth rates used to estimate the forecasted revenue for the years 2024-2028, the weighted average cost of capital rates and the long-term growth rates, all of which were determined at CGU level, including the effects of the duration of the current economic uncertainty. Such significant assumptions involved a high degree of subjectivity by management and reasonably possible changes to these assumptions had a significant effect on the value in use. Specifically, such assumptions were based on the Group’s future business performances and other forward-looking assumptions that entail significant judgments by management and were heavily impacted by several external events. Finally, budget 2024 and cash flow projections for the years 2025-2028 have been approved by the Board of Directors and forecasts have been developed taking into consideration the track records of actual results reported by the Group.

The significant assumptions that were used in performing the 2023 impairment test for the Italian upholstered furniture plant CGU and certain directly operated retail stores CGUs are as follows:

— Italian upholstered furniture plant: weighted average cost of capital rate 9.22%, long-term growth rate 2.07%, annual sales growth rate for 2024 equal to +13.13% and annual sales growth rate (average of 2025-2028 period) equal to +5.00%.

— Directly operated retail stores CGUs located in US: weighted average cost of capital rate 9.98%, long-term growth rate 2.51%, annual sales growth rate for 2024 equal to +13.74% and annual sales growth rate (average of 2025-2028 period) equal to +5.00%.

— Directly operated retail stores CGUs located in Italy: weighted average cost of capital rate 9.22%, long-term growth rate 2.07%, annual sales growth rate for 2024 equal to +22.84% and annual sales growth rate (average of 2025-2028 period) equal to +5.00%.

— Directly operated retail stores CGUs located in Spain: weighted average cost of capital rate 8.97%, long-term growth rate 2.10%, annual sales growth rate for 2023 equal to +20.72% and annual sales growth rate (average of 2025-2028 period) equal to +6.00%.

— Directly operated retail stores CGUs located in UK: weighted average cost of capital rate 9.51%, long-term growth rate 2.83%, annual sales growth rate for 2024 equal to -0.64% and annual sales growth rate (average of 2025-2028 period) equal to +5.00%.

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

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

As a result of the 2023 and 2022 impairment assessment performed by the Group, impairment losses of 118 and 43, respectively, have emerged for property, plant and equipment. Conversely, with reference to other specific CGUs, an impairment reversal of 40 and zero in 2023 and 2022, respectively, has emerged.

9 Right-of-use-assets

Changes in the carrying amount of right-of-use assets for the years ended December 31, 2023 and 2022, are reported in the following tables.

	Buildings	Vehicles	Total
Cost as at December 31, 2021	81,784	1,035	82,819
Additions	6,541	—	6,541
Disposals	(5,371)	—	(5,371)
Adjustments due to remeasurements	(227)	—	(227)
Adjustments due to modifications	(167)	—	(167)
Effect of translation adjustments	1,037	11	1,048
Cost as at December 31, 2022	83,597	1,046	84,643
Additions	7,056	633	7,689
Disposals	(609)	(766)	(1,375)
Adjustments due to remeasurements	584	—	584
Adjustments due to modifications	11,867	—	11,867
Effect of translation adjustments	(903)	(6)	(909)
Cost as at December 31, 2023	101,592	907	102,499

Accumulated depreciation and impairment loss as at Dec. 31, 2021	(31,201)	(863)	(32,064)
Depreciation	(11,699)	(135)	(11,834)
Disposals	3,060	—	3,060
Impairment loss	(848)	—	(848)
Adjustments due to remeasurements	(51)	—	(51)
Adjustments due to modifications	—	—	—
Effect of translation adjustments	(72)	(9)	(81)
Accumulated depreciation and impairment loss as at Dec. 31, 2022	(40,811)	(1,007)	(41,818)
Depreciation	(11,887)	(134)	(12,021)
Disposals	485	766	1,251
Impairment loss	75	—	75
Adjustments due to remeasurements	3	—	3
Adjustments due to modifications	—	—	—
Effect of translation adjustments	449	6	455
Accumulated depreciation and impairment loss as at Dec. 31, 2023	(51,686)	(369)	(52,055)

Net book value as at December 31, 2021	50,583	172	50,755
Net book value as at December 31, 2022	42,786	39	42,825
Net book value as at December 31, 2023	49,906	538	50,444

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

	31/12/23	31/12/22
United States of America	25,901	18,938
Italy	12,523	9,249
Spain	2,548	3,473
United Kingdom	6,126	4,985
China	417	2,493
Others	2,929	3,687
Total	50,444	42,825

As at December 31, 2023, the Group performed the impairment assessment of property, plant and equipment and right-of-use assets included in several cash generating units (CGUs), such as the Italian upholstered furniture plant CGU and certain directly operated retail stores CGUs that presented indicators of impairment. For additional information on the impairment assessment, reference should be made to note 8.

As result of the 2023, 2022 and 2021 impairment assessment performed by the Group, impairment losses of 1,092, 848, and 1,188 have emerged, with reference to specific retail CGUs, for right-of-use assets, respectively. Conversely, with reference to other specific CGUs, an impairment reversal of 1,167 and zero in each of 2022 and 2021, respectively, has emerged.

Other information about leases for which the Group is a lessee is presented below.

The following tables show the amounts recognized in profit or loss under IFRS 16 for the years ended December 31, 2023, 2022 and 2021.

	2023	2022	2021
Depreciation charge of right-of-use assets	12,021	11,834	11,706
Interest on lease liabilities	3,090	2,877	2,584
Expenses relating to short-term leases	2,326	1,465	1,187
Expenses relating to leases of low-value assets, excluding short-term leases	133	125	169
Covid-19 rent concessions	—	(635)	(1,515)
Total	17,570	15,666	14,131

Lease payments recognised in statement of cash flows for the years ended December 31, 2023, 2022 and 2021 amount to 14,147, 12,926 and 12,693, respectively, and include interests paid for 3,090, 2,877 and 2,603, respectively (see note 20).

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

10 Intangible assets and goodwill

Changes in the carrying amount of intangible assets and goodwill for the years ended December 31, 2023 and 2022 are analysed in the following tables.

	Trademarks, patents and other	Software	Goodwill	Total
Cost as at December 31, 2021	14,116	32,236	1,921	48,273
Additions	164	1,010	—	1,174
Impairment loss	—	—	—	—
Disposals	—	(120)	—	(120)
Impairment reversal	—	1	—	1
Effect of translation adjustments	(3)	40	—	37
Cost as at December 31, 2022	14,277	33,167	1,921	49,365
Additions	188	763	—	951
Disposals	(11,098)	(16,513)	—	(27,611)
Effect of translation adjustments	(8)	(1)	—	(9)
Cost as at December 31, 2023	3,359	17,416	1,921	22,696

Accumulated amortisation as at December 31, 2021	(13,735)	(30,392)	—	(44,127)
Amortisation	(164)	(867)	—	(1,031)
Disposals	2	84	—	86
Effect of translation adjustments	—	(39)	—	(39)
Accumulated amortisation as at December 31, 2022	(13,897)	(31,214)	—	(45,111)
Amortisation	(168)	(873)	—	(1,041)
Disposals	11,098	16,513	—	27,611
Effect of translation adjustments	4	1	—	5
Accumulated amortisation as at December 31, 2023	(2,963)	(15,573)	—	(18,536)

Net book value as at December 31, 2021	381	1,844	1,921	4,146
Net book value as at December 31, 2022	380	1,953	1,921	4,254
Net book value as at December 31, 2023	396	1,843	1,921	4,160

As at December 31, 2023 and 2022, goodwill of 1,921 only relates to the “Italy – retail stores” CGU. It arose on the 2017 acquisition by the Parent of three “Divani&Divani by Natuzzi” stores located in the North East of Italy. This acquisition was performed with a related party at arm’s length conditions.

In 2023, the item "disposals" refers to the retirement of assets fully depreciated.

As result of such impairment tests in 2023, no impairment losses have emerged on goodwill.

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

Impairment tests have been performed on goodwill in 2023, 2022 and 2021 and no impairment was recorded.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

11 Equity-method investees

Changes in the carrying amount of equity-method investees for the years ended December 31, 2023 and 2022 are analysed as follows.

	Natuzzi Trading Shanghai	Nars Miami LLC	Natuzzi Texas LLC	Natuzzi Store (UK) ltd	Foundation "Made in Italy circolare e sostenibile"	Salena S.r.l.	Total
Balance as at December 31, 2021	44,230	4	270	18	—	—	44,522
Acquisition of non-controlling interests	—	—	453	—	8	—	461
Share of profit for the year	436	431	(547)	36	—	—	356
Share of other comprehensive income	(784)	—	—	—	—	—	(784)
Dividends received	(3,697)	—	—	—	—	—	(3,697)
Share capital reduction	(3,156)	—	—	—	—	—	(3,156)
Effect of translation adjustments	—	(4)	—	(2)	—	—	(6)
Balance as at December 31, 2022	37,029	431	176	52	8	—	37,696
Acquisition of non-controlling interests						—	—
Share of profit for the year	2,873	197	(688)	515	—	—	2,897
Loss allowance	—	—	502	—	—	—	502
Share of other comprehensive income	(1,257)	—	—	—	—	—	(1,257)
Dividends received	—	—	—	—	—	—	—
Share capital reduction	—	—	—	—	—	—	—
Effect of translation adjustments	—	(19)	10	2	—	—	(7)
Balance as at December 31, 2023	38,645	609	—	569	8	—	39,831

As at December 31, 2023 and 2022 equity-method investees include: (a) the 49% stake in the joint venture Natuzzi Trading Shanghai; (b) the 49% stake in the associate Nars Miami LLC; (c) the 51% stake in the joint venture Natuzzi Texas LLC; (d) the 30% stake in the associate Natuzzi Store (UK) ltd; (e) the 49% interest in the associate Salena S.r.l., whose carrying value was totally impaired in 2014 in consideration of some legal disputes among shareholders.

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

The following table shows the reconciliation of the carrying amount of the retained interest in Natuzzi Trading Shanghai as at December 31, 2022 with the carrying amount as at December 31, 2023 included in the consolidated statement of financial position.

Carrying amount as at December 31, 2022		37,029
Dividends distribution		—
Share capital reduction		—
Group’s share of profit for the year	751
Elimination of amortisation of Natuzzi’s trademarks	367
Elimination of intercompany profit on inventories	2,144
Amortisation of intangibles assets	(519)
Reversal of deferred tax liabilities	130
Group’s share of profit for the year, net of equity method adjustments	2,873	2,873
Group’s share of other comprehensive income		(1,257)
Carrying amount as at December 31, 2023		38,645

Summarised financial information of the joint venture Natuzzi Trading Shanghai, based on its IFRS financial statements, and reconciliation with the carrying amount of the Group’s share in net assets and in profit or loss as reported in the consolidated financial statements are set out below.

Summarised statement of financial position of Natuzzi Trading Shanghai and Group’s share in net assets as at December 31, 2023 and 2022

	31/12/23	31/12/22
Current assets	54,190	64,298
Non-current assets	16,681	19,833
Current liabilities	(28,413)	(42,049)
Non-current liabilities	(3,222)	(1,794)
Net Assets	39,236	40,288
Group’s share in net assets – 49% of net assets	19,226	19,742
Intangible assets	1,796	2,312
Goodwill	26,140	26,140
Elimination of intercompany profit from licensing Natuzzi’s trademarks	(5,357)	(5,727)
Elimination of intercompany profit on inventories	(2,712)	(4,860)
Deferred tax liabilities	(448)	(578)
Group’s carrying amount of interest	38,645	37,029

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

As at December 31, 2023 and 2022 cash and cash equivalents, bank overdrafts and borrowings, lease liabilities current and non-current are set out below.

	31/12/23	31/12/22
Cash and cash equivalents	31,706	32,844
Bank overdrafts and borrowings	—	—
Lease liabilities current	(1,570)	(2,648)
Lease liabilities non-current	(3,222)	(1,794)
Total, net	26,914	28,402

Summarised statement of profit or loss of Natuzzi Trading Shanghai and Group’s share of profit for the year ended December 31, 2023, 2022 and 2021.

	2023	2022	2021
Revenue	69,939	98,483	96,272
Cost of sales	(39,823)	(60,481)	(57,120)
Other income and expenses, net	(747)	(91)	(39)
Selling expenses	(24,297)	(24,473)	(23,937)
Administrative expenses	(3,332)	(5,665)	(4,983)
Net finance income	315	1,037	1,213
Profit before tax	2,055	8,810	11,406
Income tax expense	(522)	(2,646)	(3,111)
Profit for the period	1,533	6,164	8,295
Other comprehensive profit/(loss)	(2,565)	(1,600)	4,734
Total comprehensive profit for the period	(1,032)	4,564	13,029
Group’s share of profit for the period – 49%	751	3,020	4,065
Elimination of amortisation of Natuzzi’s trademarks	367	367	367
Elimination of intercompany profit on inventories	2,144	(2,562)	(634)
Amortisation of intangible assets	(519)	(519)	(519)
Deferred tax liabilities	130	130	130
Group’s share of profit/(loss), net of equity method adj.	2,873	436	3,409
Group’s share of other comprehensive income/(loss) for the period	(1,257)	(784)	2,320
Group’s share of total comprehensive income/(loss) for the period	1,616	(348)	5,729
Dividends received by the Group	—	3,697	1,490

For the years ended December 31, 2023, 2022 and 2021, depreciation and amortisation, interest income, interest expense and income tax expense are set below.

	2023	2022	2021
Depreciation and amortisation	5,571	1,945	4,507
Interest income	557	1,729	1,529
Interest expense	242	692	316
Income tax expense	522	2,646	3,111

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
12 Other non-current receivables

Other non-current receivables consist of the following:

	31/12/23	31/12/22
Security deposits for lease and other contracts	6,396	5,776
Receivable from disposal of assets	—	118
Total	6,396	5,894

The security deposits for lease contracts, essentially consisting of leasing contracts, include the restricted cash for 892 which relates to the early retirement contract that the Company signed with certain employees in 2023 (see note 21).

13 Other assets (non-current and current)

Other assets are analysed as follows:

	31/12/23	31/12/22
Advances to suppliers	2,622	4,697
Deferred delivery and commission costs related to finished goods	1,490	1,655
Deferred costs for Natuzzi Display System	1,665	1,579
Deferred costs for slotting fees	641	725
Deferred costs for Service-Type Warranty	254	209
Other prepaid expenses and accrued income	296	560
Total other assets	6,968	9,425
Less current portion	(5,365)	(7,973)
Non-current portion	1,603	1,452

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

14 Inventories

Inventories are analysed as follows:

	31/12/23	31/12/22
Leather and other raw materials	17,847	27,003
Goods in process	9,790	10,464
Finished goods	34,450	32,653
Total	62,087	70,120

The following tables summarise the changes to the provision for slow moving and obsolete raw materials and finished goods included in inventories for the years ended December 31, 2023 and 2022.

	31/12/23	31/12/22
Balance at beginning of year	16,406	15,568
Additions	480	1,819
Reductions	(1,900)	(981)
Balance at end of year	14,986	16,406

The additions and reductions are included in “cost of sales”.

For the years ended December 31, 2023, 2022 and 2021, inventories of 120,949, 190,023 and 168,492, respectively, were recognised as an expense and included in “cost of sales” (see note 33).

There are no pledged inventories that could be limited in their availability.

15 Trade receivables

Trade receivables are due primarily from distributors and retailers who sell directly to end customers.

Trade receivables disaggregated by nature of the relationship with the customers are as follows:

	31/12/23	31/12/22
Third parties	29,601	37,203
Related parties	7,966	7,457
Gross trade receivables	37,567	44,660
Allowance for doubtful accounts	(4,263)	(5,604)
Total trade receivables	33,304	39,056

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Transactions with related parties are conducted at arm’s length (see note 43).

Trade receivables by geographic region are analysed as follows:

	31/12/23	31/12/22
Italian customers	8,349	10,124
Other European customers	6,553	10,761
North American customers	9,182	8,233
Chinese customers	4,347	5,589
South American customers	5,447	5,047
Other foreign customers	3,689	4,906
Gross trade receivables	37,567	44,660
Provision for doubtful accounts	(4,263)	(5,604)
Total trade receivables	33,304	39,056

The following tables provide the movements in the provision for doubtful accounts for the years ended December 31, 2023 and 2022.

	31/12/23	31/12/22
Balance at beginning of year	5,604	5,325
Charges – bad debt expense	33	330
Reductions – write off of uncollectible amounts	(1,409)	(95)
Foreign exchange effect	35	44
Balance at end of year	4,263	5,604

The Parent sold trade receivables to a financial institution for cash advances (for further details, see note 31(C)(iii)). These trade receivables have not been derecognized from the statement of financial position, because the Parent retains substantially all of the risks and rewards – primarily credit risk. The amount received on their transfer has been recognised as a secured bank borrowing (see note 26). The arrangement with the financial institution is such that the customers remit cash directly to the Parent and the Parent transfers the collected amounts to the financial institution. The receivables are considered to be held within a held‑to‑collect business model consistent with the Group’s continuing recognition of the receivables.

The following information shows the reporting-date carrying amount of trade receivables that have been transferred but have not been derecognised and the associated liabilities.

	31/12/23	31/12/22
Carrying amount of trade receivables transferred	11,412	18,670
Carrying amount of associated liabilities	(10,752)	(17,307)
Total, net	660	1,363

Information about the Group’s exposure to credit risk and impairment losses for trade receivables is included in note 31(C)(ii-a).

16 Other current receivables

Other current receivables are analysed as follows:

	31/12/23	31/12/22
VAT	2,091	3,051
Receivables from National Institute for Social Security	4,446	3,823
Receivables for share capital reduction	—	3,337
Other	5,681	6,068
Total	12,218	16,279

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

The “Other” caption primarily includes certain receivables related to green incentives for photovoltaic investment.

17 Cash and cash equivalents

Cash and cash equivalents are analysed as follows:

	31/12/23	31/12/22
Cash on hand	125	89
Bank accounts	33,485	54,386
Total	33,610	54,475

The following tables show the Group’s cash and cash equivalents broken-down by region.

	31/12/23	31/12/22
Europe	15,356	32,779
Asia	13,449	15,649
North America	3,659	4,482
South America	1,061	1,498
Other	85	67
Total	33,610	54,475

For the purpose of the statement of cash flows, cash and cash equivalents comprise the following:

	31/12/23	31/12/22	31/12/21
Cash and cash equivalents in the statement of financial position	33,610	54,475	53,472
Bank overdrafts repayable on demand	(2,037)	(1,754)	(1,223)
Cash and cash equivalents in the statement of cash flows	31,573	52,721	52,249

Bank overdrafts repayable on demand form an integral part of the Group’s cash management (see note 26).

18 Share capital, reserves and retained earnings

As at December 31, 2023, 2022 and 2021 the equity attributable to owners of the Company is analysed as follows:

	31/12/23	31/12/22	31/12/21
Share capital	55,073	55,073	54,853
Reserves	20,448	23,292	17,449
Retained earnings	(6,576)	9,493	10,033
Total	68,945	87,858	82,335

As at December 31, 2023, the Company’s share capital, which is totally authorized and issued, is composed of 55,073,045 ordinary shares with par value of Euro 1 each, for a total of 55,073.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Ordinary shareholders have the right to receive dividends, as approved by shareholders’ meetings, and to express one vote per each share owned.

Share capital is owned, as at December 31, 2023, 2022 and 2021, as follows:

	31/12/23	31/12/22	31/12/21
Mr. Pasquale Natuzzi	56.2%	56.2%	56.5%
Mrs. Anna Maria Natuzzi	2.6%	2.6%	2.6%
Mrs. Annunziata Natuzzi	2.5%	2.5%	2.5%
Other investors	38.7%	38.7%	38.4%
Total	100.0%	100.0%	100.0%

An analysis of “Reserves” is as follows:

	31/12/23	31/12/22	31/12/21
Legal reserve	10,971	10,971	10,971
Majority shareholder capital contribution	488	488	488
Shareholders: unpaid share capital	—	(165)	—
Share premium reserve	175	175	—
Stock option reserve	1,133	824	—
Reserve for gain on disposal of Non-controlling interests	4,219	4,219	1,088
Foreign operations translation reserve	2,335	5,468	5,899
Remeasurement of defined benefit plan	1,127	1,312	(997)
Total	20,448	23,292	17,449

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

The "Shareholders: unpaid share capital" reserve is zero as of December 31, 2023, as the Group collected the residual part of the share capital that was subscribed by a beneficiary of the stock options.

The "Share premium reserve" refers to the value of the service provided by the beneficiary who subscribed to the stock option, for the portion accrued in 2022.

The "Stock option reserve" represents the value of the services provided as at 31 December 2023 by the beneficiaries of stock option plan and includes both the part accrued but not yet exercised and the part relating to the tranche not yet expired.

The “Reserve for gain on disposal of Non-controlling interests” reports, as for December 31, 2022, the recognition, for the share pertaining to the Group, of the contribution by the new shareholder Troung Thanh Furniture (TTF) who carried out the relevant payment in March 2022 for the acquisition of 20% stake in Natuzzi Singapore PTE LTD. No further contribution took place in 2023.

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

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

	31/12/23	31/12/22	31/12/21
Foreign operation translation	2,335	5,468	5,899
Remeasurement of defined benefit plan	1,127	1,312	(997)
Owners of the Company	3,462	6,780	4,902
Non-controlling interests	(17)	144	(27)
Total OCI	3,445	6,924	4,875

The disaggregation of changes of OCI by each type of reserve in equity is shown in the tables below.

Year ended December 31, 2023

	Foreign operations translation reserve	Remeasurement of defined benefit plan	Total
Exchange difference on translation of foreign operations	(2,003)	—	(2,003)
Share of OCI of equity-method investees	(1,257)	—	(1,257)
Actuarial gains/(losses) on employees’ leaving entitlement	—	(185)	(185)
Total	(3,260)	(185)	(3,445)

Year ended December 31, 2022

	Foreign operations translation reserve	Remeasurement of defined benefit plan	Total
Exchange difference on translation of foreign operations	524	—	524
Share of OCI of equity-method investees	(784)	—	(784)
Actuarial gains/(losses) on employees’ leaving entitlement	—	2,309	2,309
Total	(260)	2,309	2,049

Year ended December 31, 2021

	Foreign operations translation reserve	Remeasurement of defined benefit plan	Total
Exchange difference on translation of foreign operations	1,709	—	1,709
Share of OCI of equity-method investees	2,328	—	2,328
Actuarial gains/(losses) on employees’ leaving entitlement	—	(627)	(627)
Total	4,037	(627)	3,410

The Group’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Management monitors the return on capital.

The Group monitors capital using a ratio of “net debt” to “equity”. Net debt is calculated as total liabilities (as shown in the consolidated statement of financial position) less cash and cash equivalents. Equity comprises all components of equity. As at December 31, 2023, the Group’s policy is to keep the ratio below 3.20.

The Group’s net debt to equity ratio as at December 31, 2023 and 2022 is as follows:

	31/12/23	31/12/22
Total liabilities	265,059	276,051
Less cash and cash equivalents	(33,610)	(54,475)
Net debt (a)	231,449	221,576
Total equity (b)	73,288	92,556
Net debt to equity ratio (a/b)	3.16	2.39

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

19 Long-term borrowings

Long-term borrowings (debts) as at December 31, 2023 and 2022 consist of the following:

	31/12/23	31/12/22
Six-month Euribor (360) plus a 2.5% spread long-term debt with final payment due July 2025	3,563	2,344
Six-month Euribor (360) plus a 2.75% spread long-term debt with final payment due March 2025	—	3,215
11.76% fixed long-term debt with final payment due October 2023	—	116
2.3% fixed long-term debt with final payment due January 2026	2,358	3,451
1.5% fixed long-term debt with final payment due September 2027	298	345
0.21% fixed long-term debt with final payment due December 2034	6,799	2,916
80% of six-month Euribor (360) plus a 0.95% spread long-term debt with final payment due January 2035	1,135	864
Three-month Euribor (360) plus a 2.00% spread long-term debt with final payment due December 2027	3,200	4,000
0.055% fixed long-term debt with final payment due December 2025	—	38
Total long-term borrowings	17,353	17,289
Less current installments	(5,200)	(5,806)
Long-term borrowings, excluding current installments	12,153	11,483

During 2023, the actual level of rates ranged from 3.35% and 8.15%. During 2023, the EURIBOR has gradually increased as a result of the monetary policy by ECB to curb a generalized high level of inflation following geopolitical instability, notwithstanding a difficult economic context .

During 2023, the Romanian subsidiary renegotiated the two pre-existing loans, respectively, with nominal amounts of 10,000 obtained in 2015 with residual debt renewals every two years, and due in August 2023, with a balance of 2,344 as of December 31, 2022, and with a nominal amount of 5,000 due in March 2025, with a government guarantee, and a balance of 3,215 as of December 31, 2022, into a single loan with a balance of 3,563 as of December 31, 2023. The new amortization plan involves monthly repayments until July 2025. The variable interest rate is based on the six-month Euribor (360) plus a spread of 2.5%. The loan is secured by a mortgage on the Romanian plant for 16,628 and by the following covenants: (a) cash receipts >= 60% of turnover; (b) earnings before taxes and depreciation (EBITDA) >= 4.5%; (c) net debt / EBITDA <=3; (d) Debt Service Cover Ratio >= 1.35. The decision to consolidate the two loans into a single position was made to avoid continuing to bear the additional costs of the government guarantee, and this operation resulted in an increase in the monthly repayment commitment without the bank renegotiating the covenants, as the reference period was considered short (July 2023 - July 2025). However, this consolidation operation led to the breach of one covenant, particularly the Debt Service Coverage Ratio (DSCR), due to the increase in the monthly repayment amount, which becomes 187.5, while the other covenants were respected. However, the bank did not call the company to pay back, as the reasons for this breach were known and previously explained. As confirmation that the bank does not see any particular risks - given that the company has always paid the installments regularly, that two of the three parameters are still met, and that the failure to comply with the DSCR is a direct consequence of the loan restructuring - it issued a statement to the company reaffirming its intention not to request either early repayment or renegotiation of the covenant.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

In May 2020, the Brazilian subsidiary obtained a long-term loan from a financial institution, amounting to 314. This loan has been obtained as part of the COVID-19 measures to support business approved by the Brazilian government. Such loan has installments repayable on a monthly basis starting from 2020, after the six-month interest-only period, and ending in October 2023. This long-term debt was paid during the course of 2023.

In July 2017, the Company incurred long-term debt for a 7,000 nominal amount with installments payable on a monthly basis, fixed interest rate of 2.3% and with final payment due January 2026. This long-term fixed-rate debt, of which 2,358 remains at year-end, is assisted by a mortgage on the properties located in Matera (Italy) for an amount of 14,000.

In March 2020, the Swiss subsidiary obtained a long-term loan from a financial institution, amounting to 378. This loan has been obtained as part of the COVID-19 measures to support business approved by the Swiss government. Such loan, of which 298 remains at year-end, has installments repayable on a six-month basis starting from 2022 and ending in September 2027. Since April 2023, the bank has informed us that the government authority has decided to apply a fixed annual interest rate of 1.5%.

In December 2019, the Company incurred long-term debt for a 4,181 nominal amount with installments payable on semi-annual basis, fixed interest rate of 0.21% and with final payment due December 2034. This long-term debt, of which 6,799 remains at year-end following a further disbursement obtained in 2023 for a nominal amount of 5,647, is guaranteed by a mortgage on the properties located in Ginosa, Laterza and Santeramo in Colle (Italy) for a total amount of 13,936.

In December 2019, one of the Italian subsidiaries incurred long-term debt for a 435 nominal amount with installments payable on semi-annual basis and with final payment due January 2035. This long-term debt, already increased in 2021, and of which 1,135 remains at year-end following a further disbursement of 581 obtained in 2023, provides for variable interest installments determined based on the 80% of six-month Euribor (360) plus 0.95% spread. Such loan is guaranteed by a mortgage on the properties located in Pozzuolo del Friuli (Italy) for a total amount of 3,000.

In January 2022, the Parent obtained a long-term loan from a financial institution, amounting to 4,000. This loan, which is guaranteed by an Italian governmental authority, has been made available by the Italian government as part of the COVID-19 measures to support businesses. Such loan, of which 3,200 remains at year-end, has installments repayable on a quarterly basis starting from January 2023, after the 12-month interest-only period, and ending in December 2027. This long-term debt provides for variable interest installments determined based on the three-month Euribor (360) plus a 2.00% spread.

In March 2022, the Parent obtained a long-term loan from a financial institution, amounting to 38. This loan, which is guaranteed by an Italian governmental authority, has been made available as part of the measures to support the participation by the Group to furniture fairs. Such loan has installments repayable on a semi-annual basis starting from June 2023, after the 12-month interest-only period, and ending in December 2025. This long-term debt provides for a 0.055% subsidized fixed interest installments. This long-term loan was completely repaid in 2023.

During 2023 and 2022, the Company made all installment payments related to the aforementioned long-term borrowings.

Interest expense related to long-term borrowings for the years ended December 31, 2023, 2022 and 2021 is 599, 423 and 405, respectively. Interest due is paid with the related installment.

20 Lease liabilities (non-current and current)

The non-current and current portion of the lease liabilities as at December 31, 2023 and 2022 is as follows:

	31/12/23	31/12/22
Non-current portion of the lease liabilities	52,914	41,024
Current portion of the lease liabilities	9,413	10,825
Total	62,327	51,849

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Changes in the carrying amount of the lease liabilities for the year ended December 31, 2023 and 2022 are reported in the following tables.

	31/12/23	31/12/22
Balance at beginning of year	51,849	57,138
Additions for new leases	9,773	7,909
Interest expenses	3,090	2,877
Lease payments	(14,147)	(12,926)
Disposal of leases	(172)	(2,568)
Adjustments due to remeasurements	584	(227)
Adjustments due to modifications	11,867	(167)
Covid-19 rent concessions	—	(635)
Effect of translation adjustments	(517)	448
Balance at end of year	62,327	51,849

As at December 31, 2023, the incremental borrowing rate is within the range of 3% and 12% (the same range as at December 31, 2022).

The maturity analysis of the contractual undiscounted cash flows of the lease liabilities as at December 31, 2023 and 2022 are reported in the tables below.

	31/12/23	31/12/22
Less than one year	13,054	13,404
One to five years	42,309	35,116
More than five years	22,706	12,820
Total undiscounted lease liabilities	78,069	61,340

Some property leases contain extension options exercisable by the Group up to one year before the end of the non-cancellable contract period. Where practicable, the Group seeks to include extension options in new leases to provide operational flexibility. The extension options held are exercisable only by the Group and not by the lessors. The Group assesses at lease commencement date whether it is reasonably certain to exercise the extension options. The Group reassesses whether it is reasonably certain to exercise the options if there is a significant event or significant changes in circumstances within its control. The Group has estimated that the potential future lease payments, should it exercise the extension option, would result in an increase in lease liability of 42.613 (26,254 as at December 31, 2022).

21 Other non-current liabilities

The item reports the non-current portion of the debt to employees of the Parent Company following acceptance of the offer ("early retirement agreement") for termination of the employment relationship regulated by a specific legislative regulation providing for the early retirement of specific employees. On 30 November 2023, 59 employees of the Parent Company signed up to a voluntary exit plan regulated by specific Italian regulations aimed at encouraging the retirement of staff earlier than indicated by Italian laws, with the commitment of the Company to hire new staff with professional skills more suited to current and prospective needs.

The early retirement agreement provides that the Company makes monthly payments to the public body, INPS-National Social Security Institute, for the people who have left, equal to the amount of the allowance communicated by the same public body, whose amount is lower than the salary such people were entitled to, and the related social contribution according to a plan that for each individual employee covers the time period remaining until accrual of pension rights.

The total amount quantified by the public entity to be paid in the coming years through a installment plan of up to 60 monthly payments, concluding in 2028, amounts to 3,878, of which the debt to be paid beyond the year (from 2025 onwards) amounts to 2,984.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The total debt has been discounted at a rate of 6.308%, and the amount of the discounted debt beyond the year is equal to 2,725.

The early retirement agreement required the opening of a deposit account as collateral for 892 (see note 12) and the issuance of a guarantee of 4,459 requested by the government agency (see note 42).

	31/12/23	31/12/22
Other non-current liabilities	2,725	—
Total Other non-current liabilities	2,725	—

22 Employees’ leaving entitlement

Changes to employees’ leaving entitlement occurring during 2023 and 2022 are analysed as follows:

	31/12/23	31/12/22
Balance at beginning of year	13,064	15,588
Current service cost	91	80
Interest expense	451	151
Benefits paid	(1,402)	(446)
Actuarial losses/(gains)	185	(2,309)
Balance at end of year	12,389	13,064

The employees’ leaving entitlement refers to a defined benefit plan provided for by the Italian legislation due and payable upon termination of employment, assuming immediate separation (see note 4(q)).

The principal assumptions used in determining the present value of such defined benefit obligation (“DBO”) related to the employee benefit obligation are reported as follows:

	31/12/23	31/12/22
Annual discount rate	3.08%	3.63%
Annual future salary increase rate	2.00%	2.30%
Annual inflation rate	2.00%	2.30%
Annual DBO increase rate	3.00%	3.23%
Mortality	RG48 mortality tables published by the General State Accounting
Inability	National Institute for Social Security tables, by age and sex
Retirement	100% upon achievement of AGO requisites
Annual frequency of turnover	2.00%	2.00%
Annual frequency of DBO advances	2.00%	2.00%

A quantitative sensitivity analysis for significant assumptions impacting the DBO as at December 31, 2023 and 2022 is reported as follows:

	31/12/23	31/12/22
+1% on turnover rate	40	70
-1% on turnover rate	(43)	(76)
+0.25% on annual inflation rate	158	175
-0.25% on annual inflation rate	(155)	(172)
+0.25% on annual discount rate	(242)	(268)
-0.25% on annual discount rate	250	276

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

The following are the expected payments of the employees’ leaving entitlement in future years:

	31/12/23	31/12/22
Within 1 year	1,154	1,027
Between 2 and 5 years	2,902	2,857

The average duration of the defined benefit plan as at December 31, 2023 and 2022 are 9.0 and 9.5 years, respectively.

Employee benefits

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

To determine the fair value of an option, it was necessary to compare the price of the underlying ADS of the Company with the strike price relating to each tranche subject to evaluation, the latter multiplied by 5, since each ADS represents 5 ordinary shares of Natuzzi S.p.A.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The terms and conditions of the award agreements entered into are set forth below.

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

The date by which the options can be exercised is December 31, 2027 for beneficiaries 1 and 2 and December 31 of each vesting year up to December 31, 2027 for beneficiary 3. In particular, beneficiary 3 was granted two sets of stock options with different exercise prices: the first set vesting through December 31, 2024 and granting such beneficiary the right to subscribe for up to 550,000 ordinary shares of Natuzzi S.p.A. (equivalent to 110,000 ADSs) and the second set vesting through December 31, 2027 and granting such beneficiary the right to subscribe for up to 106,760 ordinary shares of Natuzzi S.p.A. (equivalent to 21,352 ADSs). Beneficiary 3 left the Company at the end of February 2024.

B. Measurement of fair values

The fair value of the stock options granted to each of the three beneficiaries was measured based on the binomial tree model by Cox, Ross e Rubinstein (binomial tree lattice model). Service and non-market performance conditions attached to the arrangements were not taken into account in measuring fair value.

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

Expected volatility was based on an evaluation of the historical volatility of both the price of the underlying ADSs of Natuzzi S.p.A. and EURUSD exchange rate, in particular by considering the relevant time series of the preceding 260 business days.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The total fair value of the SOP as at July 15, 2022, as determined by the abovementioned financial method, was equal to $2,458,542.

C. Reconciliation of outstanding share options

The number and weighted-average exercise prices of the stock options granted in 2023 are the following:

	Number of options (ADS)	Weighted-average exercise price (ADS)
Outstanding as at January 1, 2023	518,512	$13.51
Granted during the year	—	—
Forfeited during the year	87,352	$7.61
Exercised during the year	—	—
Outstanding as at December 31, 2023	431,160	$14.71
Exercisable as at December 31, 2023	107,790	$14.71

There are no further options granted during the year in addition to those granted on 15 July 2022.

During 2023 no beneficiary exercised the vested portion of its options, whereas in 2022 only one beneficiary exercised the vested portion of its options by subscribing for 220,000 ordinary shares (equivalent to 44,000 ADSs) at the exercise price of €1.00 per ordinary share (equal to €5.00 per ADS), and paying the applicable purchase price in part in 2022 and in part in in 2023.

The forfeited options related to beneficiary 3, as such beneficiary left the Company at the end of February 2024 and was granted a bonus of 124.

23 Contract liabilities (non-current and current)

Contract liabilities as at December 31, 2023 and 2022 consist of the following:

	31/12/23	31/12/22
Advance payments from customers	18,977	15,735
Deferred income from licensing of Natuzzi’s trademarks	5,577	5,960
Deferred revenue for Natuzzi Display System	2,162	2,049
Deferred revenue for Service-Type Warranty	417	406
Total contract liabilities	27,133	24,150
Less current portion	(20,333)	(17,124)
Non-current portion	6,800	7,026

“Advance payments from customers” are related to considerations received by the Group upon sale of the Group’s products, and before their delivery to end customers.

“Deferred income from licensing Natuzzi’s trademarks” refers to the deferral of revenue deriving from licensing Natuzzi’s Trademarks, to the former subsidiary Natuzzi Trading Shanghai. Such revenue, in the amount of 5,577 (net of the elimination of intercompany profit on the transaction), has been deferred over the useful life (20 years) of the licensed trademarks.

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

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The amount of revenue recognised for the years ended December 31, 2023, 2022 and 2021 that was included in the opening contract liabilities balance amounts to 17,124, 20,797 and 16,150, respectively.

24 Provisions (non-current and current)

Provisions as at December 31, 2023 and 2022 consist of the following:

	31/12/23	31/12/22
Provision for legal claims	7,432	8,626
Provision for tax claims	489	64
Provision for warranties	2,352	3,114
Termination indemnities for sales agents	861	742
Other provisions	502	—
Total provisions	11,636	12,546
Less current portion	(2,352)	(3,114)
Non-current portion	9,284	9,432

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

The termination indemnities for sales agents refer to termination indemnities, provided for by the current regulations, due to the Group’s agents upon termination of their agreement with the Company or relevant subsidiary.

Changes in the above provisions for the years ended December 31, 2023 and 2022 are analysed as follows:

	Provision for legal claims	Provision for tax claims	Provision for warranties	Termination indemnities for sales agents	Other provisions	Total
Balance as at December 31, 2021	9,403	229	2,839	940	—	13,411
Provisions made during the year	4,785	—	1,774	75	—	6,634
Provisions used during the year	(4,888)	(165)	(1,499)	(273)	—	(6,825)
Provisions reversed during the year	(674)	—	—	—	—	(674)
Balance as at December 31, 2022	8,626	64	3,114	742	—	12,546
Provisions made during the year	1,723	425	785	119	502	3,554
Provisions used during the year	(2,403)	—	(1,542)	—	—	(3,945)
Provisions reversed during the year	(514)	—	(5)	—	—	(519)
Balance as at December 31, 2023	7,432	489	2,352	861	502	11,636

As at December 31, 2023, the provision for legal claims refers for 5,907 (7,163 as at December 31, 2022) to the probable contingent legal liability related to legal procedures initiated by 138 workers against the Company for the misapplication of the social security procedure “CIGS—Cassa Integrazione Guadagni Straordinaria”. According to the “CIGS” procedure, the Company pays a reduced salary to the worker for a certain period of time based on formal agreements signed with the Trade Unions and other Public Social parties. In particular, these 138 workers are claiming in the legal procedures that the Company

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

applied the “CIGS” during the period from 2004 to 2016 without foreseeing any time rotation. In May 2017, the Company received from the Italian Supreme Court of Justice (“Corte di Cassazione”) an adverse verdict for the above litigation related only to two workers. Based on this unfavorable verdict, the Company, with the support of its legal counsel, has assessed that the liability for legal procedures initiated by all the 138 workers is 5,907 .

25 Deferred income for government grants

Changes in the carrying amount of deferred income for government grants for the years ended December 31, 2023 and 2022 are analysed as follows:

	31/12/23	31/12/22
Balance at beginning of year	12,242	12,754
Additions	2,757	1,204
Credit to profit or loss	(1,864)	(1,716)
Balance at end of year	13,135	12,242

Government grants are related to benefits the Group obtained in 2023 and previous years from the Italian government as part of the incentive programs for under-industrialised regions in Southern Italy. They have been received to compensate the Group for the purchase of certain items of property, plant and equipment and for certain expenses mainly related to research projects. Deferred income for grants related to property, plant and equipment are credited to profit or loss on a straight-line basis over the expected lives of the related assets. Deferred income for grants related to expenses are credited to profit or loss in the periods in which the costs are recognised.

There are no unfulfilled conditions or contingencies attached to these grants, except for that in accordance with the terms of some grants, the Group is prohibited from selling certain items of property, plant and equipment for a period of five years from the date on which the related grant was finally approved by the Italian governmental agency. As at December 31, 2023 the carrying amount of those property, plant and equipment that were actually realized in 2023 amounted to 4,182.

26 Bank overdrafts and short-term borrowings

Bank overdrafts and short-term borrowings as at December 31, 2023 and 2022 are analysed as follows:

	31/12/23	31/12/22
Bank overdrafts	2,037	1,754
Borrowings related to a recourse factoring agreement	10,752	17,307
Borrowings secured with trade receivables not part of factoring agreement	9,282	9,703
Borrowings unsecured	763	490
Total	22,834	29,254

The weighted average interest rates on the bank overdrafts and short-term borrowings for the years ended December 31, 2023 and 2022 are as follows:

	2023	2022
Bank overdrafts	7.81%	5.12%
Borrowings	5.65%	3.30%

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

As at December 31, 2023, the unused portion of credit facilities available to the Group, for which no commitment fees are due, amount to 31,130 (24,307 as at December 31, 2022). Such unused portion is related to a recourse factoring agreement for export-related trade receivables (28,588), borrowings to be secured with trade receivables (282) and bank overdrafts (2,260).

27 Trade payables

Trade payables as at December 31, 2023 and 2022 are analysed as follows:

	31/12/23	31/12/22
Invoices received - supplier not part of factoring facility	38,863	42,609
Invoices received - supplier factoring facility	9,758	14,294
Accruals for invoices to be received	12,267	21,496
Total	60,888	78,399

Trade payables mainly represent amounts payable for purchases of goods and services in Italy and abroad.

Trade payables include amounts due to related parties amounting to 75 and 59 as at December 31, 2023 and 2022, respectively (see note 43).

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

The Parent has not derecognised the original liabilities to which the arrangement applies because neither a legal release was obtained nor was the original liability substantially modified on entering into the arrangement. From the Parent’s perspective, the arrangement does not significantly extend payment terms beyond the normal terms agreed with other suppliers that have not elected to participate in the program. The Parent, therefore, presents the amounts factored by these suppliers as trade payables because the nature and function of the financial liability remain the same as those of other trade payables but discloses disaggregated amounts in this note. All payables under the SCF program are classified as current as at December 31, 2023 and 2022.

The payments to the bank are included within operating cash flows because they continue to be part of the Group’s normal operating cycle and their principal nature remains operating – i.e., payments for the purchase of goods and services.

28 Other payables

Other payables as at December 31, 2023 and 2022 are analysed as follows:

	31/12/23	31/12/22
Salaries and wages	10,491	9,503
Social security contributions	5,285	6,179
Vacation accrual	4,869	4,342
Withholding taxes on payroll and on others	2,902	1,886
Advance payment from the Parent’s majority shareholder	2,500	2,500
Other accounts payable	5,672	9,912
Total	31,719	34,322

As at December 31, 2023, the amount of 2,500 refers to the payment received from the Parent’s majority shareholder and that the Parent Company would have reimbursed in March 2024, as the Board of Directors of the Company did not call a shareholders' meeting to resolve upon the increase in share capital. Specifically, in light of the extraordinary challenges imposed by COVID-19 on the Group, on February 28, 2020, the Parent’s majority shareholder entered into an agreement with

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

it setting forth its undertaking, should the Parent so request, to make advance payments of up to 15,000 to satisfy the subscription price of a future rights issue. On February 28, 2020, the Parent requested an initial payment of 2,500 which it received on March 2, 2020. Therefore, as at December 31, 2023, the amount of 2,500 to be paid back to the majority shareholder has been included in the caption “Other payables” of the statement of financial position. On April 9, 2024, the signing of a new agreement occurred, transforming the amount of 2,500 into a loan contract effective from March 31, 2024, with maturity on March 31, 2027, and the application of an interest rate of 2.5% (see note 44).

The item 'Salaries and wages' includes the short-term portion of the early retirement agreement amounting to 637 (see note 21).

29 Other liabilities

Other liabilities as at December 31, 2023 and 2022 are analysed as follows:

	31/12/23	31/12/22
Advance payments for government grants	1,549	—
Total	1,549	—

As at December 31, 2023 and 2022, advance payments for government grants are related to considerations received by the Parent for government grants obtained for next year’s purchases of some research projects.

30 Derivative financial instruments

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

The tables below summarise in euro equivalent the contractual amounts of forward exchange contracts used to hedge principally future cash flows from trade receivables and sale orders as at December 31, 2023 and 2022.

	31/12/23	31/12/22
British pounds	3,443	13,753
U.S. dollars	2,816	11,598
Euro	12,056	9,720
Chinese renminbi	—	7,428
Australian dollars	721	1,624
Japanese yen	—	861
Total	19,036	44,984

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

	2023		2022
	Contract amount	Unrealised gains/(losses)	Contract amount	Unrealised gains/(losses)
Assets	4,540	147	38,474	925
Liabilities	14,496	(36)	6,510	(66)
Total	19,036	111	44,984	859

As at December 31, 2023 and 2022, the forward exchange contracts have a net unrealized income 111 and 859, respectively. These amounts are recorded in net exchange rate gains/(losses) in the consolidated statements of profit or loss (see note 38).

31 Financial Instruments – Fair values and risk management

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

The Group’s principal financial assets, other than derivatives, include cash and cash equivalents, trade and other receivables that derive directly from operations. The Group’s principal financial liabilities, other than derivatives, comprise of long-term borrowings, lease liabilities, bank overdrafts and short-term borrowings, trade and other payables. The main purpose of these financial liabilities is to finance the Group’s operations. The Group also enters into derivative transactions, namely forward exchange contracts, to protect the value of its foreign currency denominated revenue, not for speculative or trading purposes (see note 30).

For an explanation of how the Group classifies and measures financial instruments and accounts for related gains and losses under IFRS 9, see notes 4(l), 4(m), 4(n), 4(o), 4(p) and 4(s).

A. Accounting classification of financial assets and financial liabilities

The following tables show the classification and carrying amounts of Group’s financial assets and financial liabilities as at December 31, 2023 and 2022.

Financial assets	31/12/23	31/12/22
Financial assets measured at amortised cost
Other non-current receivables	6,396	5,894
Trade receivables	33,304	39,056
Other current receivables	12,218	16,279
Cash and cash equivalents	33,610	54,475
Total (a)	85,528	115,704
Financial assets measured at fair value
Forward exchange contracts	147	925
Total (b)	147	925
Total financial assets (a+b)	85,675	116,629

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

For further details on “Trade receivables”, “Other receivables”, “Cash and cash equivalents” and “Forward exchange contracts” reference should be made to notes 15, 12-16, 17 and 30, respectively.

Financial liabilities	31/12/23	31/12/22
Financial liabilities measured at amortised cost
Long-term borrowings	17,353	17,289
Lease liabilities	62,327	51,849
Bank overdrafts and short-term borrowings	22,834	29,254
Trade payables	60,888	78,399
Other payables	31,719	34,322
Other non-current liabilities	2,725	—
Total (a)	197,846	211,113
Financial liabilities measured at fair value
Forward exchange contracts	36	66
Total (b)	36	66
Total financial liabilities (a+b)	197,882	211,179

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

For further details on “Long-term borrowings”, “Lease liabilities”, “Other non-current liabilities", “Bank overdrafts and short-term borrowings”, “Trade payables”, “Other payables” and “Forward exchange contracts” reference should be made to notes 19, 20, 21, 26, 27, 28 and 30, respectively.

B. Fair value and measurement of fair values of financial assets and financial liabilities

Management has assessed that the fair values of cash and cash equivalents, trade and other receivables, trade and other payables, bank overdrafts and short-term borrowings approximate their carrying amounts largely due to the short-term maturities of these instruments.

The following tables show the carrying amount and fair value of Group’s financial assets and financial liabilities as at December 31, 2023 and 2022, other than those with carrying amount that are reasonable approximation of fair value.

	31/12/23		31/12/22
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Forward exchange contracts	147	147	925	925
Financial liabilities
Floating-rate borrowings	7,898	8,200	10,423	10,540
Fixed rate borrowings	9,455	12,459	6,866	7,925
Total long-term borrowings	17,353	20,659	17,289	18,465
Forward exchange contracts	36	36	66	66

As at December 31, 2023 and 2022, the fair value measurement hierarchy of the forward exchange contracts and long-term borrowings is “significant observable inputs” (level 2).

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

There were no transfers between level 1 (quoted prices in active markets) and level 2 during 2023 and 2022. There were no level 3 (significant unobservable inputs) fair values estimated as at December 31, 2023 and 2022.

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

The fair values of the Group’s interest-bearing borrowings are determined using the discounted cash flow method. The discount rate used reflects the issuer’s borrowing rate as at the end of the reporting period. The own non-performance risk as at December 31, 2023 and 2022 is determined to be insignificant.

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

Impairment losses on financial assets recognised in profit or loss for the years ended December 31, 2023, 2022 and 2021 are related mainly to trade receivables and are as follows:

	2023	2022	2021
Impairment loss on trade receivables	33	331	110

(ii-a) Trade receivables

The Group’s customers are distributors, retailers and end consumers.

The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, management also considers the factors that may influence the credit risk of its customer base, including the default risk associated with the industry and country in which customers operate. Details of concentration of revenue are included in note 32.

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

The Group evaluates the concentration of risk with respect to trade receivables and revenue as low, as its customers are located in several jurisdictions and operate in largely independent markets (see notes 15 and 32). Furthermore, as at December 31, 2023, 2022 and 2021, the Group had one customer, the joint venture Natuzzi Trading Shanghai, whose purchases exceeded 5% of revenue and trade receivables (see note 43).

	31/12/23	31/12/22	31/12/21
Revenue	26,523	59,838	48,457
Trade receivables	4,198	5,314	6,953

As at December 31, 2023 and 2022, insured and non-insured trade receivables are as follows:

	31/12/23	31/12/22
Insured trade receivables	25,706	25,624
Non-insured trade receivables	11,861	19,036
Gross trade receivables	37,567	44,660
Provision for doubtful accounts	(4,263)	(5,604)
Net trade receivables	33,304	39,056

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

As at December 31, 2023 and 2022 the ageing of trade receivables is as follows:

	31/12/23	31/12/22
Current (not past due)	25,520	29,111
From 1 to 29 days past due	4,707	7,158
From 30 to 60 days past due	1,053	1,355
From 61 to 90 days past due	429	563
More than 90 days past due	5,858	6,473
Gross trade receivables	37,567	44,660
Provision for doubtful accounts	(4,263)	(5,604)
Net trade receivables	33,304	39,056

The movements in the provision for doubtful accounts in respect of trade receivables for the years ended December 31, 2023 and 2022 are reported in note 15.

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

Set out below is the information about the credit risk exposure on the Group’s trade receivables using a provision matrix as at December 31, 2023 and 2022, further to the adoption of IFRS 9.

December 31, 2023

	Days past due
	<30 days	30-60 days	61-90 days	> 90 days	Total
Trade receivables subject to collective valuation	1,798	83	78	36	1,995
Trade receivables subject to specific valuation					35,572
Total gross carrying amount					37,567
Default rate	0.86%	13.06%	37.78%	95.31%
Expected credit loss	15	11	29	34	89

December 31, 2022

	Days past due
	<30 days	30-60 days	61-90 days	> 90 days	Total
Trade receivables subject to collective valuation	2,332	68	84	30	2,514
Trade receivables subject to specific valuation					42,146
Total gross carrying amount					44,660
Default rate	0.53%	5.46%	17.08%	43.47%
Expected credit loss	12	4	14	13	43

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

(ii-b) Other receivables

As at December 31, 2023 and 2022 other receivables current and non-current amount to 18.164 and 22,173, respectively. Such receivables are considered to have a low credit risk and the impairment loss has been measured on a 12-months expected credit loss basis. Management considers its other receivables to have a low credit risk as they have a low risk of default and their counterparties are able to meet their contractual cash flow obligations in the short-term. As at December 31, 2023 and 2022 the identified impairment loss of other receivables is immaterial.

(ii-c) Cash and cash equivalents

As at December 31, 2023 and 2022 the Group has cash and cash equivalents of 33,610 and 54,475, respectively. Indeed, the Group considers its cash and cash equivalents to have a low credit risk based on the external credit ratings of the financial institutions. Indeed, the Group’s cash and cash equivalents are held with financial institutions, which have external credit risk ratings that are equivalent to the understood definition of “investment grade”. Impairment of cash and cash equivalents has been measured on a 12-months expected credit loss basis and reflects the short-term nature of the exposures. As at December 31, 2023 and 2022 the identified impairment loss of cash and cash equivalents is immaterial.

(ii-d) Derivative financial instruments

Domestic currency swaps (see note 30) are entered into with financial institutions that have outstanding external credit ratings (“investment grade”). As at December 31, 2023 and 2022 the identified impairment loss of the favourable domestic currency swaps is immaterial.

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

The Group aims to maintain the level of its cash and cash equivalents at an amount in excess of expected cash outflows on financial liabilities over the next 60 days. The Group also monitors the level of expected cash inflows on trade and other receivables together with expected cash outflows on trade and other payables. As at December 31, 2023, the expected cash flows from trade and other receivables maturing within two months were in excess of the expected cash outflows for trade and other payables due within two months. This excludes the potential impact of extreme circumstances that cannot reasonably be predicted.

As described in note 27, the Group also participates in a supply chain financing arrangement (SCF) with the principal purpose of facilitating efficient payment processing of supplier invoices. The SCF allows the Group to centralise payments of trade payables to the bank rather than paying each supplier individually. While the SCF does not significantly extend payment terms beyond the normal terms agreed with other suppliers that have not participated, the arrangement assists in making cash outflows more predictable.

Therefore, the Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of bank overdrafts, short-term borrowings and long-term borrowings.

The steps taken by the Group in 2023, 2022 and 2021 to respond to possible future liquidity constraints, arising from the effects of inflation and high level of interest rates that have characterized both 2023 and 2022, together with the impact of those steps on the consolidated financial statements, include the following.

—
In July 2020, the Parent signed the renewal for an additional five-year period of a factoring agreement with a major Italian financial institution. Under this agreement, the Parent assigns certain trade receivables to such financial institution in exchange for short-term borrowings for a maximum amount of 40,000. Trade receivables sold under such agreement

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

are not derecognised from the statement of financial position, because the Parent retains substantially all of the risk and rewards – primarily credit risk (see note 15). The amount received on their transfer is recognised as a secured bank borrowing (see note 26).
—
During 2023, the Romanian subsidiary renegotiated the two existing loans, one amounting to 10,000 obtained in 2015 with residual debt renewals every two years and maturing in August 2023, with a balance as of December 31, 2022, of 2,344, and the other amounting to 5,000 maturing in March 2025 with government guarantee, having a balance as of December 31, 2022, of 3,215, into a single loan with a balance as of December 31, 2023, of 3,563. The new repayment plan involves monthly installments until July 2025. The variable interest rate is based on the performance of the 6-month Euribor (360) plus a spread of 2.5% (see note 19).
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
—
In January 2023, the Parent Company received an amount of 3,337 following the reduction of capital of the Joint Venture Natuzzi Trading Shanghai Co. Ltd resolved in 2022.
—
During 2023, the Parent Company received 7,609 from an Italian government authority, both as contributions for 1,962 and as subsidized finance for 5,647, related to the investments and research and development expenses accounted for (see note 19).
—
During 2023, an Italian subsidiary obtained subsidized finance of 581 for documented productive investments (see note 19).
—
At the beginning of 2024, the Parent Company obtained a long-term bank loan in the nominal amount of 3,000 with quarterly payments starting from June 2024, at an interest rate of Euribor 3M + spread of 2.95% and final payment on December 31, 2028. Additionally, a Chinese subsidiary entered into a revolving credit line with a Chinese bank up to 30 million CNY (equivalent to 3,821) aimed at managing working capital (see note 44).
—
On April 4, 2024, the majority shareholder of the Parent Company signed an agreement with the Parent Company whereby the Equity Commitment Agreement signed in 2020 for the amount of 2,500 and paid by the majority shareholder in the same year, for which the Parent Company had committed to repayment by March 31, 2024, transforms into an interest-bearing loan effective from March 31, 2024, with maturity on March 31, 2027, and an annual interest rate of 2.50% (see note 44).

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The tables below summarize the remaining contractual maturities of financial liabilities as at December 31, 2023 and 2022. The amounts are gross and undiscounted, and include contractual interest payments and exclude the impact of netting agreements.

December 31, 2023

	Less than 2 months	2 to 12 months	1 to 2 years	2 to 5 years	More than 5 years	Total
Long-term borrowings	674	3,986	4,567	5,341	6,855	21,423
Lease liabilities	2,198	10,856	12,277	30,032	22,706	78,069
Bank overdrafts and short-term borrowings	22,834	—	—	—	—	22,834
Trade and other payables	31,719	63,613	—	—	—	95,332
Losses on derivative financial instruments	36	—	—	—	—	36
Total financial liabilities	57,461	78,455	16,844	35,373	29,561	217,694

December 31, 2022

	Less than 2 months	2 to 12 months	1 to 2 years	2 to 5 years	More than 5 years	Total
Long-term borrowings	577	6,015	4,124	5,534	2,273	18,523
Lease liabilities	1,895	11,509	10,190	24,926	12,820	61,340
Bank overdrafts and short-term borrowings	29,254	—	—	—	—	29,254
Trade and other payables	34,322	78,399	—	—	—	112,721
Losses on derivative financial instruments	66	—	—	—	—	66
Total financial liabilities	66,114	95,923	14,314	30,460	15,093	221,904

In addition, the following is to be considered: (a) as at December 31, 2023, the Group has unused credit lines of 31,130 (see note 26); (b) the Company can use the credit facilities of its subsidiaries adhering to the cash pooling contract in place; from time to time, the Company evaluates the adequacy of such credit facilities, requesting additional facilities as needed; (c) the Group holds cash at foreign subsidiaries, that can be withdrawn by the Company subject to the approval of a dividend distribution; some of these dividends are subject to withholding taxes; (d) the Company can apply for long-term borrowings to sustain long-term investments; (e) there are no significant liquidity risk concentrations, both on financial assets and on financial liabilities.

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

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s long-term borrowings obligations with floating interest rates. The Group manages its interest rate risk by having a portfolio of fixed and variable rate borrowings. As at December 31, 2023, approximately 45.5% of the Group’s borrowings were at a

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

fixed rate of interest (2022: 39.7%). No derivative financial instruments were entered into by the Group to manage the cash flow risk on floating interest-rate borrowings.

The following tables demonstrate the sensitivity to a reasonably possible change in interest rates on that portion of loans and borrowings affected. With all other variables held constant, the Group’s profit before tax is affected through the impact on floating rate borrowings as follows:

	Increase/decrease in basis points	Effect on profit before tax
December 31, 2023	+45	(40)
December 31, 2023	-45	40
December 31, 2022	+45	(52)
December 31, 2022	-45	52
December 31, 2021	+45	(43)
December 31, 2021	-45	43

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk of changes in foreign exchange rates relates primarily to the Group’s operating activities (when revenue or expense is denominated in a foreign currency) and the Group’s net investments in foreign subsidiaries. In particular, a significant portion of the Group’s revenue and costs are denominated in currencies other than the Euro. Consequently, a significant portion of its revenue and costs is exposed to fluctuations in the exchange rates between the Euro and other currencies. The Group uses forward exchange contracts (known in Italy as domestic currency swaps) to reduce its exposure to the risks of short-term decreases in the value of its foreign currency denominated revenue. For further details, see note 30.

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

The following tables demonstrate the sensitivity to a reasonably possible change in foreign exchange rates, with all other variables held constant.

The Group’s profit before tax is affected through the change in foreign in exchange rates as follows:

	Change in foreign exchange rates	Effect on profit before tax
December 31, 2023	+5%	1,707
December 31, 2023	-5%	(1,848)
December 31, 2022	+5%	4,287
December 31, 2022	-5%	(4,798)
December 31, 2021	+5%	5,381
December 31, 2021	-5%	(5,113)

As at December 31, 2023 and 2022 the Group’s financial assets and financial liabilities denominated in foreign currency are as follows:

Financial assets	31/12/23	31/12/22
Trade receivables	23,353	25,055
Cash and cash equivalents	29,471	45,820
Total financial assets	52,824	70,875

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Financial liabilities	31/12/23	31/12/22
Long-term borrowings	293	461
Lease liabilities	43,152	35,602
Bank overdraft and short-term borrowings	8,826	14,668
Trade payables	23,278	27,169
Total financial liabilities	75,549	77,900

As at December 31, 2023 and 2022, the summary quantitative data about Group’s exposure to currency risk as reported to the management of the Group is as follows:

December 31, 2023

	Financial Assets (a)	Financial liabilities (b)	Net Exposure (c) = (a)-(b)
U.S. dollars	29,865	47,648	(17,783)
Chinese Yuan	10,280	5,820	4,460
British pounds	3,873	8,126	(4,253)
Brazilian Reais	4,288	1,596	2,692
Romanian Leu	482	6,583	(6,101)
Mexican pesos	1,906	1,674	232
Canadian dollars	198	99	99
Other	1,932	4,003	(2,071)
Total	52,824	75,549	(22,725)

December 31, 2022

	Financial Assets (a)	Financial liabilities (b)	Net Exposure (c) = (a)-(b)
U.S. dollars	35,160	41,618	(6,458)
Chinese Yuan	14,681	8,206	6,475
British pounds	9,499	10,089	(590)
Brazilian Reais	4,457	2,371	2,086
Canadian dollars	397	427	(30)
Romanian Leu	2,723	8,732	(6,009)
Mexican pesos	1,713	1,850	(137)
Other	2,245	4,607	(2,362)
Total	70,875	77,900	(7,025)

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

(v) Reconciliation of movements of liabilities to cash flows arising from financing activities

The following tables show the reconciliation of movements of financial liabilities to cash flows arising from financing activities for the three years ended December 31, 2023, 2022 and 2021.

December 31, 2023

	Jan. 1, 2023	Cash outflows	Cash inflows	Changes in fair value	Other changes	Dec. 31, 2023
Long-term borrowings	17,290	(8,715)	10,912	—	(2,134)	17,353
Lease liabilities	51,849	(11,057)	—	—	21,535	62,327
Short-term borrowings	27,500	(6,703)	—	—	—	20,797
Bank overdrafts	1,754	—	283	—	—	2,037
Non-controlling interests	4,698	(135)	—	—	(220)	4,343
Total liabilities from financing activities	103,091	(26,610)	11,195	—	19,181	106,857

Bank overdrafts are used only for cash management purposes.

December 31, 2022

	Jan. 1, 2022	Cash outflows	Cash inflows	Changes in fair value	Other changes	Dec. 31, 2022
Long-term borrowings	17,439	(4,473)	4,038	—	286	17,290
Lease liabilities	57,138	(10,049)	—	—	4,760	51,849
Short-term borrowings	34,924	(7,424)	—	—	—	27,500
Bank overdrafts	1,223	—	531	—	—	1,754
Non-controlling interests	1,511	(551)	1,739	—	1,999	4,698
Total liabilities from financing activities	112,235	(22,497)	6,308	—	7,045	103,091

Bank overdrafts are used only for cash management purposes.

December 31, 2021

	Jan. 1, 2021	Cash outflows	Cash inflows	Changes in fair value	Other changes	Dec. 31, 2021
Long-term borrowings	16,426	(4,788)	5,873	—	(72)	17,439
Lease liabilities	53,593	(10,090)	—	—	13,635	57,138
Short-term borrowings	28,701	—	6,210	—	13	34,924
Bank overdrafts	2,111	(888)	—	—	—	1,223
Non-controlling interests	1,020	(545)	144	—	892	1,511
Total liabilities from financing activities	101,851	(16,311)	12,227	—	14,468	112,235

Bank overdrafts are used only for cash management purposes.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

32 Revenue

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

Types of goods	2023	2022	2021
Sale of upholstery furniture	281,638	398,768	373,936
Sale of home furnishing accessories	38,199	54,478	39,803
Sale of polyurethane foam	2,509	5,208	7,660
Sale of other goods	6,272	10,033	5,976
Total	328,618	468,487	427,375

The sale of upholstery furniture includes the following categories: stationary furniture (sofas, loveseats and armchairs), sectional furniture, motion furniture, sofa beds and occasional chairs, including recliners and massage chairs.

Geographical markets	2023	2022	2021
Europe, Middle East and Africa	159,570	215,596	197,584
Americas	122,820	165,453	157,373
Asia-Pacific	46,228	87,438	72,418
Total	328,618	468,487	427,375

Geographical location of customers	2023	2022	2021
United States of America	87,250	119,749	117,012
Italy	39,037	61,284	53,157
United Kingdom	36,291	55,300	45,864
China	26,211	59,358	48,857
Brazil	14,498	15,544	14,166
Spain	11,634	16,037	15,864
Mexico	8,197	10,594	7,509
Canada	8,117	15,033	13,127
Australia	6,256	9,864	6,335
Belgium	5,302	8,084	9,250
United Arab Emirates	4,839	4,453	3,034
South Korea	3,518	6,150	7,574
Israel	3,371	5,804	5,236
Taiwan	3,326	329	2,342
Other countries (none greater than 5%)	70,771	80,904	78,048
Total	328,618	468,487	427,375

Distribution channels	2023	2022	2021
Wholesale (distributors and retailers)	255,507	386,421	359,021
Directly operated stores (end consumers)	73,111	82,066	68,354
Total	328,618	468,487	427,375

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Brands	2023	2022	2021
Natuzzi Editions	176,600	213,481	203,849
Natuzzi Italia	119,323	191,624	156,977
Private label	23,914	48,141	52,922
Other	8,781	15,241	13,627
Total	328,618	468,487	427,375

Timing of revenue recognition	2023	2022	2021
Goods transferred at a point in time	327,316	467,255	426,200
Goods and services transferred over time	1,302	1,232	1,175
Total	328,618	468,487	427,375

(iii) Contract balances

The following table provides information about receivables and contract liabilities from contracts with customers.

	31/12/23	31/12/22
Trade receivables	33,304	39,056
Contract liabilities	27,133	24,150

Reference should be made to note 15 “Trade receivables” and note 23 “Contract liabilities (non-current and current)” for details about such contract balances.

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

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The transaction price allocated to the remaining performance obligations (partially unsatisfied) as at December 31, 2023 and 2022 is as follows:

	31/12/23	31/12/22
Sale of the license for Natuzzi trademarks
Within a year	383	383
More than a year	5,194	5,577
Total	5,577	5,960
Sale of Natuzzi Display System
Within a year	813	849
More than a year	1,349	1,200
Total	2,162	2,049
Sale of Service-Type Warranties
Within a year	160	157
More than a year	257	249
Total	417	406

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

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

33 Cost of sales

Cost of sales is analysed as follows:

	2023	2022	2021
Opening inventories	70,120	80,211	63,909
Purchases of raw materials	92,457	152,181	161,625
Purchases of finished products	20,459	27,751	23,169
Labour costs	72,862	86,352	80,346
Depreciation and amortisation	8,639	8,356	7,895
Third party manufacturers costs	1,276	1,587	2,172
Other manufacturing costs	13,540	19,250	15,922
Government grants related to PPE	(1,503)	(1,414)	(1,252)
Closing inventories	(62,087)	(70,120)	(80,211)
Total	215,763	304,154	273,575

The line item “Depreciation and amortisation” includes the depreciation expenses of property plant and equipment and right-of-use assets used in the production of finished goods.

34 Other income and other expenses

Other income is analysed as follows:

	2023	2022	2021
Gain on disposal of certain items of property	4	157	2,105
VAT relief	1,475	1,573	1,395
Reimbursements	2,875	1,289	580
Release of provisions for contingent liabilities	—	—	—
Other	2,762	3,505	2,334
Total	7,116	6,524	6,414

During 2023, 2022 and 2021 the Brazilian subsidiary obtained a VAT relief of 1,475, 1,573 and 1,395, respectively, connected to local tax rules on VAT payments.

During 2023, 2022 and 2021, the Company recorded reimbursements of 2.875, 1,289 and 580, respectively, mainly related to refund of transportation expenses and other items.

The item "Other" includes the revenues deriving from active leases obtained by an American subsidiary for 590, as well as contributions from the sale of photovoltaic energy and other minor items.

Other expenses amounted to 457 in 2023 and mainly refer to minor costs incurred by the Group and not related to cost of sales, selling and administrative expenses.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

35 Selling expenses

Selling expenses are analysed as follows:

	2023	2022	2021
Shipping and handling costs	26,325	55,912	54,672
Labour costs	25,971	24,615	24,241
Depreciation and amortisation	12,369	11,832	11,819
Customs duties	5,473	7,929	10,614
Commissions to sales representatives	5,861	7,318	7,503
Advertising expenses	5,936	6,193	5,576
Utilities	3,960	3,675	2,668
Fairs	596	1,050	807
Other insurance costs	1,042	1,034	946
Impairment of non-financial assets	3	890	1,188
Leases	1,627	785	607
Promotions	632	661	655
Advisory services	528	611	546
Insurance costs on trade receivables	312	567	347
Samples	505	546	687
COVID-19 government grants	—	—	(299)
COVID-19 rent concessions	—	(635)	(1,515)
Other	233	1,941	569
Total	91,373	124,924	121,631

During 2023, the “COVID-19-Related Rent Concessions - Amendment to IFRS 16” issued on 28 May 2020 (see note 5(A)) was no longer in effect. The Group was granted lease incentives of 635 and 1,515 as a reduction of the selling expenses for the year ended December 31, 2022 and 2021, respectively. No such concessions were granted in 2023.

36 Administrative expenses

Administrative expenses are analysed as follows:

	2023	2022	2021
Labour costs	20,416	19,447	17,342
Professional services costs	2,979	3,151	3,690
Indirect taxes	1,991	2,177	3,617
Directors and audit committee fees	1,886	1,895	1,868
Office and software maintenance	2,549	2,138	1,784
Depreciation and amortisation	1,364	1,462	1,657
Travel expenses	2,677	2,689	1,388
Mail and Phone	552	550	519
Printing and Stationery	519	570	354
Car costs	661	467	257
Government grants related to PPE	(145)	(59)	(54)
Other	2,158	987	880
Total	37,607	35,474	33,302

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

37 Finance income and costs

Finance income is analysed as follows:

	2023	2022	2021
Interest income from financial institutions	711	29	39
Other interest income	230	839	186
Total	941	868	225

The amount of finance income collected in 2023, 2022 and 2021 was, respectively, 941, 868 and 225.

Finance costs are analysed as follows:

	2023	2022	2021
Interest expenses due to financial institutions	3,346	2,564	1,857
Interests expenses related to lease liabilities	3,090	2,877	2,584
Other interest expenses	675	1,033	276
Financial institution commissions	2,156	2,067	2,069
Total	9,267	8,541	6,786

38 Net exchange rate gains/(losses)

Net exchange rate gains/(losses) are analysed as follows:

	2023	2022	2021
Net realised gains/(losses) on derivative instruments	1,251	(1,663)	(1,428)
Net realised gains/(losses) on trade receivables and payables	(422)	530	4,612
Total net realised gains/(losses) (a)	829	(1,133)	3,184
Net unrealised gains/(losses) on derivative instruments	(746)	1,454	(454)
Net unrealised gains/(losses) on trade receivables and payables	142	2,286	(144)
Net unrealised gains/(losses) on non-monetary assets	(369)	(179)	(720)
Total net unrealised gains/(losses) (b)	(973)	3,561	(1,318)
Total realised and unrealised exchange rate gains/(losses) (a+b)	(144)	2,428	1,866

“Net unrealised gains/(losses) on non-monetary assets” refers to the remeasurement of non-monetary assets of the subsidiary Italsofa Romania , since such entity has the same functional currency as the Parent, namely the Euro (see note 4(c)(ii)).

39 Income tax expense

Italian companies are subject to two enacted income taxes at the following rates:

	2023	2022	2021
IRES (state tax)	24.00%	24.00%	24.00%
IRAP (regional tax)	4.82%	4.82%	4.82%

IRES is a state tax and is calculated on the taxable income determined on the income before taxes modified to reflect all temporary and permanent differences regulated by the tax law.

IRAP is a regional tax and each Italian region has the power to increase the current rate of 3.90% by a maximum of 0.92%. In general, the taxable base of IRAP is a form of gross profit determined as the difference between gross revenues (excluding interest and dividend income) and direct production costs (excluding interest expense and other financial costs). The enacted IRAP tax rate due in Puglia region for 2023, 2022 and 2021 is 4.82% (3.90% plus 0.92%).

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Total income taxes for the years ended December 31, 2023, 2022 and 2021 are allocated as follows:

	2023	2022	2021
Current:
- Domestic	(1,065)	(838)	(2,116)
- Foreign	(659)	(1,582)	(3,170)
Total (a)	(1,724)	(2,420)	(5,286)
Deferred:
- Domestic	—	—	—
- Foreign	634	147	897
Total (b)	634	147	897
Total (a + b)	(1,090)	(2,273)	(4,389)

Consolidated profit/(loss) before income taxes and Non-controlling interests of the consolidated statement of profit or loss for the years ended December 31, 2023, 2022 and 2021, is analysed as follows:

	2023	2022	2021
Domestic	(12,078)	(7,448)	(1,551)
Foreign	(2,994)	11,009	10,325
Total	(15,072)	3,561	8,774

The effective income taxes differ from the expected income tax expense (computed by applying the IRES state tax, which is 24% for 2023, 2022 and 2021, to profit before income taxes and non-controlling interests) as follows:

	2023	2022	2021
Expected tax benefit (expense) at statutory tax rates	3,617	(855)	(2,106)
Effect of:
- Tax exempt income	4,530	2,618	2,320
- Aggregate effect of different tax rates in foreign jurisdictions	(481)	(79)	191
- Italian regional tax	(8)	(28)	(78)
- Non-deductible expenses	(5,675)	(1,635)	(5,152)
- Tax effect on unremitted earnings	—	(755)	(515)
- Non taxable gain from disposal of a subsidiary	—	—	1,057
- Chinese withholding tax on income not recoverable	(1,100)	—	(699)
- Effect of net change in deferred tax assets unrecognised	(1,973)	(1,539)	593
Actual tax charge	(1,090)	(2,273)	(4,389)

In 2023, the Group reported a loss before tax of 15,072 and income tax expense of 1,090, compared to a profit before tax of 3,561 and income tax expense of 2,273 in 2022, and a profit before tax of 8,774 and income tax expense of 4,389 in 2021.

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities as at December 31, 2023 and 2022 are presented below:

Deferred tax assets	31/12/23	31/12/22
Tax loss carry forward	704	—
Inventories obsolescence	574	745
Provision for contingent liabilities	390	492
Other temporary differences	2	22
Intercompany profit on inventories	305	706
Total deferred tax assets	1,975	1,965

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Deferred tax liabilities	31/12/23	31/12/22
Withholding tax on unremitted earnings of subsidiaries	(516)	(516)
Withholding tax on liquidation of subsidiaries	(480)	(480)
IAS 19 adjustment - employees’ leaving entitlement	—	(302)
Unrealised net gains on foreign exchange rate	(305)	(479)
Other temporary differences	(5)	(152)
Total deferred tax liabilities	(1,306)	(1,929)

Movements in deferred tax balances occurred during 2021, 2022 and 2023 are analysed as follows:

	Def. tax assets	Def. tax liabilities	Total
Balance as at December 31, 2020	2,023	(2,515)	(492)
Recognised in profit or loss	(728)	1,110	382
Recognised in OCI	—	—	—
Recognised directly in equity	—	—	—
Balance as at December 31, 2021	1,295	(1,405)	(110)
Recognised in profit or loss	670	(524)	146
Recognised in OCI	—	—	—
Recognised directly in equity	—	—	—
Balance as at December 31, 2022	1,965	(1,929)	36
Recognised in profit or loss	10	623	633
Recognised in OCI	—	—	—
Recognised directly in equity	—	—	—
Balance as at December 31, 2023	1,975	(1,306)	669

The following tables show the reconciliation of deferred tax assets and deferred tax liabilities with the balances included in the consolidated statements of financial position as at December 31, 2023 and 2022.

	31/12/23	31/12/22
Deferred tax assets	1,975	1,965
Deferred tax liabilities compensated	(310)	(933)
Net deferred tax assets	1,665	1,032
Deferred tax liabilities	(996)	(996)

As of December 31, 2023, deferred tax assets mainly relate to carried-forward tax losses, inventory write-down for obsolescence, and provision for risks accounted for by some subsidiaries.

In assessing the reliability of deferred tax assets, management considers whether it is probable that some portion or all of the deferred tax assets will not be realised. The ultimate realisation of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and the tax loss carry-forwards are utilised.

Given the cumulative loss position of the domestic companies and of some of foreign subsidiaries as at December 31, 2023 and 2022, management has considered the scheduled reversal of deferred tax liabilities and tax planning strategies, in making their assessment. After an analysis as at December 31, 2023 and 2022, management has not identified any relevant tax planning strategies prudent and feasible available to recognise the deferred tax assets. Therefore, as at December 31, 2023 and 2022 the realisation of the deferred tax assets is primarily based on the scheduled reversal of deferred tax liabilities, except in certain historically profitable jurisdictions.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Based upon this analysis, management believes that the Natuzzi Group will realise the deferred tax assets of 1,975 as at December 31, 2023 (1,965 as at December 31, 2022).

As at December 31, 2023 and 2022 deferred tax assets have not been recognised in respect of the following items, because it is not probable that future taxable profit will be available against which the Group can use the benefits therefrom.

Unrecognised deferred tax assets	31/12/223		31/12/22
	Gross Amount	Tax effect	Gross Amount	Tax effect
Tax loss carry-forwards	367,620	90,025	366,175	90,713
Provision for contingent liabilities	6,588	1,893	7,673	2,207
Inventory obsolescence	7,803	2,197	8,266	2,327
Allowance for doubtful accounts	3,744	899	5,125	1,230
Intercompany profit on inventories	7,890	2,274	4,716	1,359
Provision for warranties	2,613	753	3,375	973
Impairment of non-financial assets	2,613	591	3,284	870
IAS 19 adjustment - employees’ leaving entitlement	—	—	—	—
Other temporary differences	16,141	3,503	10,868	1,925
Total unrecognised deferred tax assets	415,012	102,135	409,482	101,604

As at December 31, 2023 and 2022, taxes that will be due on the distribution of the portion of shareholders’ equity equal to unremitted earnings of some subsidiaries are 1,090 and 1,129, respectively. Of these deferred taxes, the Group recognized in both 2023 and 2022 the amount of 516 on the share of the aforementioned retained earnings, as it is likely they will be distributed as dividends by the subsidiaries in the coming years.

As at December 31, 2023 and 2022 the tax losses carried-forward of the Group expire as follows:

	2023	Expire date	2022	Expire date
Expire in five years	4,582	2024-2028	5,132	2023-2027
Expire after five years	378	> 2028	347	> 2027
Never expire	362,660	—	360,696	—
Total	367,620		366,175

In Italy all tax losses carried-forward no longer expire, with the only limitation being that such tax losses carried-forward can be utilised to off-set a maximum of 80% of the taxable income in each following year.

The income tax payable recorded as at December 31, 2023 and 2022 is 339 and 1,874, respectively. Whereas, the current income tax receivable recorded as at December 31, 2023 and 2022 is 3,000 and 2,195, respectively.

Of the Group’s income tax payable, nil (2022: 300) relates to management’s estimation of the amount for the ongoing tax review of the Parent, which the Italian tax authority commenced in October 2020. The uncertain tax treatment relates to the interpretation of how the tax legislation applies to the Group’s transfer pricing arrangements. Due to the uncertainty involved, there is a possibility that the outcome of such tax review may be significantly different to the amount currently recognised. Although management has used a single best estimate of the tax amount expected to be paid, it is anticipated that the remaining ongoing tax review will reasonably result in determining current tax liabilities of zero due to the tax loss position of the relevant years.

The Group believes that its accruals for tax liabilities are adequate for all open tax years based on its assessment of many factors, including interpretations of tax law and prior experience.

The Company operates in many foreign jurisdictions. With no substantial exceptions, the Company and its main subsidiaries located in Romania and China are no longer subject to tax audits for years preceding 2018.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

40 Earnings/(loss) per share

Basic and diluted earnings/(loss) per share is analysed as follows:

	2023	2022	2021
Weighted average number of ordinary shares	55,073,045	54,899,456	54,853,045
Basic earnings/(losses) per share	(0.29)	(0.01)	0.07
Diluted earnings/(losses) per share	(0.29)	(0.01)	0.07

Basic earnings/(loss) per share is calculated by dividing earnings/(loss) for the year, attributable to ordinary equity holders of the Parent Company, by the weighted average number of ordinary shares outstanding.

Diluted earnings/(loss) per share as at December 31, 2023, 2022 and 2021 equals the basic earnings/(loss) per share. Diluted earnings/(losses) per share equals basic earnings/(losses) per share because all options are antidilutive.

Since the value of 1 ADR as at December 31, 2023 is lower than the exercise price set in the stock option plan, it is unlikely that, with reference to the shares vested and not exercised at December 31, 2023, the beneficiaries will exercise the rights vested and therefore the consequent dilution.

On February 8, 2019 the Company announced a change in the ratio of its American Depositary Receipts (ADRs) to ordinary shares, from 1 ADR representing 1 share to 1 ADR representing 5 shares. The effective date of the ratio change was February 21, 2019. No new shares have been issued in connection with the ratio change.

41 Expenses by nature

The following tables show the expenses by nature for the years ended December 31, 2023, 2022 and 2021 as required by IAS 1.104.

	2023	2022	2021
Changes in inventories	8,033	10,091	(16,302)
Purchases of raw materials	92,457	152,181	161,625
Purchases of finished products	20,459	27,751	23,169
Services costs	75,457	110,773	100,656
Employee benefits expenses	119,249	130,414	121,929
Depreciation and amortisation, net of government grants	20,724	20,177	20,065
Other	8,364	13,165	17,366
Total cost of sales, selling and administrative expenses	344,743	464,552	428,508

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The following tables show in which caption is included the depreciation and amortisation, net of government grants.

	2023	2022	2021
Included in cost of sales
Depreciation of property, plant and equipment	6,535	6,234	5,970
Depreciation of right-of-use assets	2,102	2,120	1,923
Amortisation of intangible assets	2	2	2
Government grants	(1,503)	(1,414)	(1,252)
Total (a)	7,136	6,942	6,643
Included in selling expenses
Depreciation of property, plant and equipment	2,450	2,253	2,285
Depreciation of right-of-use assets	9,919	9,579	9,534
Amortisation of intangible assets	—	—	—
Total (b)	12,369	11,832	11,819
Included in administrative expenses
Depreciation of property, plant and equipment	325	298	320
Depreciation of right-of-use assets	—	135	249
Amortisation of intangible assets	1,039	1,029	1,088
Government grants	(145)	(59)	(54)
Total (c)	1,219	1,403	1,603
Total depreciation and amortisation (a+b+c)	20,724	20,177	20,065

The following tables show in which caption is included the employee benefits expenses.

	2023	2022	2021
Included in cost of sales
Salaries and wages	49,968	58,913	58,552
Social security contributions	14,825	17,788	14,696
Employees’ leaving entitlement	4,611	4,598	3,493
Other costs	3,458	5,053	3,605
Total (a)	72,862	86,352	80,346
Included in selling expenses
Salaries and wages	20,641	19,218	19,359
Social security contributions	3,716	3,507	3,512
Employees’ leaving entitlement	604	513	492
Other costs	1,010	1,377	878
Total (b)	25,971	24,615	24,241
Included in administrative expenses
Salaries and wages	15,376	14,345	12,666
Social security contributions	3,007	3,026	3,012
Employees’ leaving entitlement	643	657	619
Other costs	1,390	1,419	1,045
Total (c)	20,416	19,447	17,342
Total employee benefits expenses (a+b+c)	119,249	130,414	121,929

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

42 Commitments and contingent liabilities

As at December 31, 2023, the Group is not committed to investing in significant property, plant and equipment, intangibles assets and other capital expenditure.

Certain financial institutions have provided guarantees as at December 31, 2023 to secure payments to third parties amounting to 9,067, (4,424 as at December 31, 2022). These guarantees are unsecured and have various maturities extending through December 31, 2028.

The most significant guarantee was issued in December 2023 in the interest of Natuzzi Spa towards the public entity INPS for 4,459, in relation to the early retirement agreement signed with governmental authorities to encourage and incentivize the departure of 59 employees meeting specific requirements and to accompany them into retirement. This guarantee has a duration of 60 months (see note 21).

The Group is involved in a number of claims (including tax claims) and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters, after the provisions accrued, will not have a material adverse effect on the Group’s consolidated financial position or results of operations (see note 24).

43 Related parties

Related parties of the Group include mainly associates and joint ventures of the Group and the Group’s key management personnel.

The following tables provide the total amount of transactions that have been entered into with related parties for the relevant financial year.

(i) Compensation of key management personnel of the Group

The compensation of key management personnel of the Group is analysed as follows:

	2023	2022	2021
Directors’ fee	849	854	511
Short-term employee benefits	2,772	1,851	1,934
Social security contributions and defined contribution plans	777	685	692
Employee benefit obligations	188	125	132
Expenses for stock options	587	998	—
Total	5,173	4,513	3,269

The amounts disclosed in the tables are the amounts recognised as an expense during the reporting period related to key management personnel. No loans and/or guarantees have been provided for or agreed to with key management personnel.

(ii) Transactions with directors of the Group

The aggregate value of transactions and outstanding balances related to directors were as follows.

	2023		2022		2021
	Cost	Amounts due	Cost	Amounts due	Cost	Amounts due
Finished products purchased from TTF	1,340	412	1,852	178	—	—
Purchase of agency services from the company REFLEX MARKETING	992	1	1,360	1	998	1
Total	2,332	413	3,212	179	998	1

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

	2023		2022		2021
	Income	Amounts owed	Income	Amounts owed	Income	Amounts owed
Selling of finished products to NAT STORE LTD	1,631	171	1,354	233	1,065	441
Selling of finished products to IN CASA GROUP PTY	1,735	732	2,401	654	1,545	619
Total	3,366	903	3,755	887	2,610	1,060

With reference to the advance of 2,500 related to the future increase in share capital received from the majority shareholder of the Parent Company, please refer to note 28 and note 44.

With reference to the purchases of finished products from the outsourcer Truong Thanh Furniture Corporation ("TTF"), which since March 2022 has become a minority partner with a 20% stake in the subsidiary Natuzzi Singapore, and whose president, Mr. Mai Hữu Tín, has become a Board Member of the same Natuzzi Singapore, the supply business relationship is based on agreements signed in 2020, which are still in force.

With reference to the purchase of agency services from the company REFLEX MARKETING and the sale of finished products to NAT STORE LTD, a company in which Mr. R. Mynett is a partner, who is also a minority shareholder at 30% in the subsidiary Natuzzi UK Retail Limited and its Board Member, the business relationship is based on pre-existing agreements predating the establishment of Natuzzi UK Retail Limited.

With reference to the sales of finished products to the company IN CASA GROUP PTY, where Ms. J. Francis serves as director, who is also a Board Member of Natuzzi Oceania PTI Ltd, the business relationship is based on agreements predating her entry into the subsidiary Natuzzi Oceania.

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

December 31, 2023

	Sales	Expenses	Dividends received	Amounts owed by related parties	Amounts due to related parties
Natuzzi Trading Shanghai Co, Ltd. (joint venture)	26,523	—	—	4,198	—
Nars Miami LLCC (associate)	167	431	—	103	75
Natuzzi Texas LLC (joint venture)	1,951	—	—	2,598	—
Natuzzi Stores (UK) LTD (associate)	5,876	—	—	44	—
Natuzzi Design S.a.s. (other related party)	2,130	—	—	724	—
Natuzzi Arredamenti S.r.l. (other related party)	1,619	—	—	243	—
Natuzzi Sofa S.r.l. (other related party)	385	—	—	56	—
Total	38,651	431	—	7,966	75

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

December 31, 2022

	Sales	Expenses	Dividends received	Amounts owed by related parties	Amounts due to related parties
Natuzzi Trading Shanghai Co, Ltd. (joint venture)	59,838	—	3,697	5,314	—
Nars Miami LLCC (associate)	1,484	16	—	231	59
Natuzzi Texas LLC (joint venture)	992	—	—	1,193	—
Natuzzi Stores (UK) LTD (associate)	7,110	—	—	14	—
Natuzzi Design S.a.s. (other related party)	2,550	—	—	426	—
Natuzzi Arredamenti S.r.l. (other related party)	1,734	26	—	231	—
Natuzzi Sofa S.r.l. (other related party)	399	—	—	48	—
Total	74,107	42	3,697	7,457	59

December 31, 2021

	Sales	Expenses	Dividends received	Amounts owed by related parties	Amounts due to related parties
Natuzzi Trading Shanghai Co, Ltd. (joint venture)	48,457	—	1,490	6,953	—
Nars Miami LLCC (associate)	806	—	254	123	—
Natuzzi Texas LLC (joint venture)	—	—	—	—	—
Natuzzi Stores (UK) LTD (associate)	—	—	—	—	—
Natuzzi Design S.a.s. (other related party)	1,820	—	—	710	—
Natuzzi Arredamenti S.r.l. (other related party)	989	—	—	191	—
Natuzzi Sofa S.r.l. (other related party)	232	—	—	51	—
Total	52,304	—	1,744	8,028	—

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

There are no borrowings received from or given to the above joint ventures, associates and other related parties, for the years ended December 31, 2023, 2022 and 2021.

44 Subsequent events

The following events have occurred in the period between the reporting date and the date of authorisation of these consolidated financial statements.

In January 2024, the Parent Company obtained a long-term bank loan in the nominal amount of 3,000 with quarterly installments starting from June 2024, at an interest rate of Euribor 3 M+spread equal to 2.95%, and final payment on 31/12/2028. The debt is guaranteed by a government entity guaranteeing 90% of the loan.

Additionally, a Chinese subsidiary also in the same month obtained a revolving credit line from a Chinese bank up to 30 million CNY (equivalent to 3,821) aimed at managing working capital.

On April 9, 2024, the majority shareholder of the Parent Company signed an agreement with the Parent Company, whereby the Equity Commitment Agreement signed in 2020 is declared resolved, and the amount of 2,500, paid by the majority shareholder in 2020 and for which the Parent Company had committed to repayment by March 31, 2024, is converted into an interest-bearing loan effective from March 31, 2024, with maturity on March 31, 2027, and an annual interest rate of 2.50%.

ITEM 19. EXHIBITS

1.1

English translation of the by-laws (Statuto) of the Company, as amended and restated as of March 21, 2023 (incorporated by reference to the Form 20-F filed by Natuzzi S.p.A. with the Securities and Exchange Commission on May 1, 2023, file number 001-11854).

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

4.2^

English translation of the New Framework Agreement for Assignment of Receivables between Natuzzi S.p.A. and Muttley S.r.l., dated July 22, 2020 (incorporated by reference to Exhibit 4.13 to the Form 20-F filed by Natuzzi S.p.A. with the Securities and Exchange Commission on April 30, 2021, file number 001-11854).

4.3*

English translation of the agreement among the Company, certain trade unions and Italian authorities therein related to (i) early retirement for employees who are within 60 months of reaching retirement age, (ii) the hiring of new employees, (iii) the implementation of training programs and (iv) access to the CIGS for redundant employees, dated July 11, 2023.

4.4*	English translation of the agreements among the Company, certain trade unions and Italian authorities therein related to the Solidarity Facility, dated November 27, 2023.

4.5*^+	English translation of the agreement between the Company and INVEST 2003 S.r.l. dated April 9, 2024.

4.6

Natuzzi 2022-2026 Stock Option Plan (incorporated by reference to Exhibit 4.1 to the Form S-8 filed by Natuzzi S.p.A. with the Securities and Exchange Commission on July 29, 2022, file number 333-266414).

8.1*	List of Significant Subsidiaries.

12.1*	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	KPMG Change in Auditors 16F Item Letter.

97.1*	Policy for the Recovery of Erroneously Awarded Compensation.

101.INS*	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.

101.SCH*	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents.

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Filed herewith

^	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to the Instructions as to Exhibits of Form 20-F.

+	Schedules to this exhibit have been omitted pursuant to the Instructions as to Exhibits of Form 20-F.

SIGNATURE

The registrant, Natuzzi S.p.A., hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NATUZZI S.p.A.

By	/s/ Antonio Achille
	Name:	Antonio Achille
	Title:	Chief Executive Officer

Date: April 30, 2024