Form 20-F
period 2024-12-31
NATUZZI S P A
filed 2025-04-30
CIK 900391

Natuzzi S.p.A.

Annual Report on Form 20-F

2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended: December 31, 2024

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

As of December 31, 2024: 55,073,045 Ordinary Shares

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

The consolidated financial statements of Natuzzi S.p.A. as at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022 have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”), including interpretations issued by the IFRS Interpretations Committee (“IFRS IC”) applicable to companies reporting under IFRS. The consolidated financial statements and the notes thereto included in Item 18 of this Annual Report are referred to collectively as the “Consolidated Financial Statements”.

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

Forward-looking statements involve inherent risks and uncertainties, as well as other factors that may be beyond our control. The Company cautions readers that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to: effects on the Group from competition with other furniture producers, material changes in consumer demand or preferences, significant economic developments in the Group’s primary markets, the Group’s execution of its reorganization plans for its manufacturing facilities and offices, significant changes in labor, material and other costs affecting the construction of new plants, significant changes in the costs of principal raw materials, labor, transportation and energy, significant exchange rate movements or changes in the Group’s legal and regulatory environment, including developments related to the Italian Government’s investment incentive or similar programs, the duration, severity and geographic spread of any public health outbreaks (including the spread of any future epidemic), events affecting consumer demand, our supply chain (such as the attacks by Houthi militants from Yemen on commercial shipping in the Gulf of Aden and Red Sea, which have caused the rerouting of shipping away from the Suez Canal) and the Company’s financial condition, business operations and liquidity, the geopolitical tensions and market uncertainties resulting from the ongoing armed conflict between Russia and Ukraine, the Israel-Hamas war and related conflicts in the Middle East and the inflationary environment and potential increases in interest rates, as well as protectionist trade policies, tariffs and related retaliatory measures. The Company cautions readers that the foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and events.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Risk Factors

Investing in the Company’s American Depositary Shares (“ADSs”) involves certain risks. You should carefully consider each of the following risks and all of the information included in this Annual Report.

Uncertain global macro-economic and political conditions, as well as trading policies and tariffs, could materially adversely affect our business, operations and economic and financial position — Our results of operations are materially affected by economic and political conditions in Italy, in the European Union and in the world, which may be influenced by several factors, most of which are beyond our control. Such factors include public health outbreaks (including the spread of any future epidemic), geopolitical issues (including trade wars, Russia’s invasion of Ukraine, the Israel-Hamas conflict and related conflicts in the Middle East, the attacks by Houthi militants from Yemen on commercial shipping in the Gulf of Aden and Red Sea), stock market performance, interest and exchange rates, inflation, economic and political uncertainty, the availability of consumer credit, tax rates, unemployment levels and other matters that influence consumer confidence. Deteriorating general economic conditions and generalized increased inflation may reduce consumers’ disposable incomes and, therefore, client demand, which may negatively impact our profitability and put downward pressure on our prices and volumes. Moreover, sales of home furnishing goods tend to be significantly affected during recessionary periods or times of increased interest rates, when the level of disposable income tends to be lower or when consumer confidence is low.

Of particular relevance in the global macro-economic environment are the uncertainties relating to the scope and duration of the ongoing military conflicts. In particular, the conflict between Russia and Ukraine and the sanctions levied by the U.S., NATO and the European Union in connection thereto are worsening global macro-economic conditions. More specifically, as a result of such sanctions, the global economy has experienced high levels of inflation in recent periods and may continue to experience high levels of inflation in the future, which may result in increases in the costs of raw materials and labor, and other goods or services required to operate and grow our business, and such increases may continue to impact us in the future and expose us to risks associated with significant levels of cost inflation. Moreover, the high inflation rates have resulted in, and may continue to result in, higher interest rates, as central banks adjust interest rates in an attempt to manage the inflationary environment as well as economic volatility. Although global inflation levels decreased in 2024, inflation rates currently remain exposed to upward risk due to general macroeconomic and geopolitical uncertainty. The heightened inflation and increases in interest rates in recent years have affected clients’ disposable incomes, thus causing consumers to delay or reduce investments in their existing homes and to become more price conscious, resulting in a shift in demand toward less expensive products. The combination of high interest rates and high levels of inflation has resulted in recent years in more expensive mortgages, and, therefore, in a weakening of the housing market, by reducing home improvement projects and new construction activity. These factors have affected, and may in the future affect, demand for our products, thus resulting in lower revenues and lower profitability, which adversely affected, and may in the future affect, our results of operations.

Moreover, although the specific impact of the Israel-Hamas conflict, the related conflicts in the Middle East and the potential escalation thereof remains uncertain, this could include, among other things, increased volatility in financial and commodity markets, increased energy prices, a higher level of general market and macroeconomic instability, and violent protests or social unrest in areas outside the immediate conflict area. This conflict, its expansion in the Middle East region and its potential for further escalation, as well as any other military or geopolitical conflicts that may arise in the future, could lead to a deterioration of global macroeconomic conditions, which could materially adversely affect our operations, financial position, and results.

Uncertainties regarding future trade arrangements and industrial policies in various countries or regions pose an additional macroeconomic risk. In particular, as a result of the new U.S. presidential administration’s stated intention to review existing tariffs and other trade measures, there is heightened uncertainty regarding the potential imposition of new or increased tariffs and other trade barriers or protectionist industrial policies; such uncertainty, in turn, may adversely affect global trade and macroeconomic conditions, resulting in higher costs for both producers and consumers. Governments may resort to trade barriers to protect domestic industries from foreign imports, to retaliate against similar measures imposed by other countries, or to address economic challenges such as currency deflation. Whether, and to what extent, new tariffs (or other new related laws or regulations) will be enacted, or the impact of such actions on us, our business, financial condition and results of operations, as well as on our industry and on global consumer purchasing power, remains uncertain.

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

Increases in raw material, transportation and labor costs could have a material adverse effect on our results of operations — Our business is significantly exposed to raw material, transportation and labor costs, which are generally dependent on a number of factors beyond our control. Specifically, prices of the raw materials we use in our production processes generally depend, among other things, on macroeconomic factors that may affect commodity prices; changes in supply and demand; energy and transportation costs; general economic conditions; significant political events; supply costs; competition; import duties, tariffs, anti-dumping duties and other similar costs; currency exchange rates and government regulation; and events such as natural disasters and widespread outbreaks of infectious diseases.

In addition, any widespread imposition of new or increased tariffs on certain products and materials by the new U.S. presidential administration could potentially disrupt our existing supply chains and increase the cost of raw materials critical to the manufacture of our products and we may be unable to find a domestic supplier that can economically provide the necessary raw materials in the quantities we require. This, in turn, would increase the overall cost of our products and reduce their demand. To manage the increased costs, we would either have to raise prices, which may result in reduced sales in the affected markets, or accept lower profit margins. Tariffs and other non-tariff trade practices and policies may adversely affect our business in other ways beyond increased costs for our products. We have taken, and may in the future take, steps to move our supply chain away from countries with higher tariff rates in favor of other jurisdictions, but these countermeasures may prove to be ineffective and the ability to predict tariff rates in different countries may be difficult as policies may change on short notice. Uncertainty about trade policy, tariff rates, and other changes in practices affecting international trade might have an adverse effect on our business and results of operation and we may face challenges in implementing the optimal responses to changing trade conditions.

In 2024, approximately 53.9% of our total upholstered and home furnishings net sales came from leather-upholstered furniture sales. The consumption of cattle hides represented approximately 12.5% of the total cost of goods sold for the year ended on December 31, 2024. The dynamics of the raw hides market are dependent on the consumption of beef, the levels of worldwide slaughtering, worldwide weather conditions and the level of demand in a number of different sectors, including footwear, automotive, furniture and clothing.

In 2024, we experienced a stable downward trend in the price of certain raw materials, including leather, wood, iron, aluminum, steel, cardboard packaging and polyethylene, due to, among other factors, declining energy costs. As a result, in 2024 our consumption of raw materials, semi-finished and finished products represented 36.0% of revenue compared to 37.2% in 2023. There can be no assurance that current prices will remain stable or continue to decrease in the future.

In addition, we are exposed to increases in transportation costs. Although transportation costs decreased in 2024, representing 7.8% of revenue compared to 8.0% in 2023, there can be no assurance that such costs will not increase in the future due to, among other things, heightened inflation, surge in demand for transportation, or other specific circumstances, such as current geopolitical conflicts, which could cause the rerouting of shipping, as was the case in the last part of 2023 and during 2024 due to the attacks by Houthi militants from Yemen on commercial shipping in the Gulf of Aden and Red Sea, which have caused the rerouting of shipping away from the Suez Canal. The re-routing of vessels could significantly increase traffic in bunkering ports on the alternative routes and cause bunker fuel demand on such routes to rise sharply. Shipping companies could repass the costs of re-routing vessels to their customers, including us, which could significantly increase our freight costs for the shipping of products.

Moreover, our production process is labor-intensive and, therefore, we are exposed to increases in labor costs. In 2024, we experienced an increase in labor-related costs per employee compared to 2023, due to renegotiation of national collective bargaining agreements in certain countries, especially in Romania (where the base salary for our employees increased by 18%), Italy (where the base salary for our employees increased by 5.9%), and Brazil (where the base salary for our employees increased by 5.5%).

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

We have a history of operating losses and cannot assure you that we will be profitable in the future; our future profitability, financial condition and ability to maintain adequate levels of liquidity depend, to a large extent, on our ability to overcome operational challenges — We have a history of operating losses having recorded an operating loss of €10.6 million in 2020, €22.5 million in 2019, €25.5 million in 2018 and €24.0 million in 2017. Although we achieved an operating profit of €8.5 million in the year ended December 31, 2022, we recorded an operating loss of €9.5 million in the year ended December 31, 2023 and an operating loss of €6.3 million in the year ended December 31, 2024, and we may not be able to achieve or sustain profitable operations in the future or generate positive cash flows from operations.

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

Furthermore, during the last thirteen years, we have incurred aggregate financial obligations in the amount of €63.5 million (€9.6 million, €3.1 million, €0.1 million, €0.3 million, €3.8 million, €3.8 million, €1.4 million, €16.9 million, €4.5 million, €4.5 million, €13.5 million, €1.4 million and €0.6 million for the years 2024, 2023, 2022, 2021, 2020, 2019, 2018, 2017, 2016, 2015, 2014, 2013 and 2012 respectively), almost entirely in connection with our efforts to reduce redundant workers. See “—We have redundant workers at our Italian operations, which remains an unresolved issue, and have benefited in 2024 and in previous years from temporary work force reduction programs; if we continue to be unable to reduce our redundant workers and/or if such temporary work force reduction programs are not continued, our business, results of operations and liquidity may continue to be impacted or may be impacted at a greater extent.”

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

We have redundant workers at our Italian operations, which remains an unresolved issue, and have benefited in 2024 and in previous years from temporary work force reduction programs; if we continue to be unable to reduce our redundant workers and/or if such temporary work force reduction programs are not continued, our business, results of operations and liquidity may continue to be impacted or may be impacted at a greater extent — Our Italian operations employ redundant workers. In recent years, the Company has entered into a series of agreements with Italian trade unions pursuant to which government funds have been used to pay a substantial portion of the salaries of such redundant workers, who are subject to either temporary layoffs, as in the case of the Cassa Integrazione Guadagni Straordinaria (“CIGS”), or reduced work schedules, as in the case of the Solidarity Facility (as defined below). The use of such temporary work force reduction programs has also resulted in a series of lawsuits brought against the Company.

In May 2017, the Italian Supreme Court (Corte di Cassazione) rejected the Company’s appeal of a lawsuit brought by two former employees of the Company relating to the implementation of the CIGS, ruling in favor of the plaintiffs. As a result of this decision, several further workers have brought lawsuits against the Company over time for alleged misapplication of the CIGS. Since then, the Company has accordingly increased its provision for legal claims. As of December 31, 2024, provision for legal claims amounted to €5.4 million, of which €3.8 million referred to the probable contingent liability related to the legal proceedings initiated for the alleged misapplication of the CIGS. For additional information, see Note 26 to the Consolidated Financial Statements.

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

In December 2018 and 2019, the Company and the relevant trade unions and Italian authorities agreed to extend the scope of the Solidarity Facility, which was later suspended following the COVID-19 outbreak. Indeed, from March 2020 to June 2021, in agreement with trade unions, the Company adopted certain social safety nets made available by the Italian Government to mitigate the impacts of the COVID-19 pandemic on the cost of labor. As a result, the scope of the Solidarity Facility was extended until November 2021. Since November 2021, the scope of the Solidarity Facility has been further extended over the years, most recently on January 14, 2025, until October 31, 2025. Thereafter, we will continue to apply all the available measures provided by the national legislation to further mitigate labor costs.

Additionally, starting from December 2018, the Company and the relevant trade unions and Italian authorities agreed on the use by the Company of CIGS in order to support the Company’s reorganization process. From January 1, 2019 until March 2020, the Company benefitted from CIGS for up to 487 workers employed at the plant located in Altamura. From March 2020 to June 2021, in agreement with trade unions, the Company adopted certain social safety nets made available by the Italian Government to mitigate the impacts of the COVID 19 pandemic. As a result, CIGS was extended until February 2022. In February 2022, the Company and the relevant trade unions and Italian authorities signed an agreement allowing the Company to benefit from CIGS for up to 463 workers employed at the plant located in Altamura until mid-February 2023. In January 2023, the Company and the relevant trade unions and Italian authorities signed an agreement allowing the Company to benefit from CIGS for up to 449 workers employed at the plant located in Altamura until December 31, 2023. On July 11, 2023, the Company, the relevant trade unions and Italian authorities signed an agreement (the “Early Retirement Agreement”) that provides for (i) early retirement for employees who are within 60 months of reaching retirement age, (ii) the hiring of new employees, (iii) the implementation of training programs and (iv) access to the CIGS for redundant employees. As a result, among other things, the Company will benefit from CIGS for up to 875 workers employed at various plants of the Group until June 30, 2025. Thereafter, we will continue to apply all the available measures provided by the national legislation to further mitigate labor costs.

If these temporary work force reduction programs are not continued in the future, our business, results of operations and liquidity may be significantly impacted.

Furthermore, since 2021, we and the other parties involved have agreed to set up an incentive plan for workers who voluntarily terminate their employment relationship, that will continue to apply in 2025. If this or other efforts to reduce redundant workers are not successful, the labor cost associated with such redundant workers will continue to have an adverse effect on our business, results of operations and financial condition.

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

Given the geopolitical tensions caused by Russia’s invasion of Ukraine, the Israel-Hamas conflict and related conflicts in the Middle East as well as any further escalation thereof, the potential imposition of new or increased tariffs and other trade barriers by the new U.S. presidential administration, the risk of rising inflation on a global basis and the resulting potential increases in the interest rates by major central banks in major economies to curb inflation, the resulting impacts on financial markets and the economy as a whole, and the monetary uncertainty, there is an enhanced degree of uncertainty regarding our capital position and availability of capital to fund our liquidity requirements. Recognizing the significant threat to the liquidity of financial markets posed by these factors and the increased inflation, resulting in reduced consumer purchasing power and weakened consumer confidence, most of the central banks all over the world have taken significant actions in recent years to return inflation levels to their respective expected targets. There can be no assurance that these interventions will be successfully transmitted into real economy and that the financial markets will not experience significant contractions in available liquidity. Additionally, the instability due to the geopolitical tensions caused by the ongoing conflict in Ukraine and the imposition of sanctions, taxes and/or tariffs against Russia and Russia’s response to such sanctions has resulted, and may result in the future, in diminished liquidity and credit availability in the market, which could impair our ability to access capital if needed.

At December 31, 2024, we had €23.3 million of bank overdrafts and short-term borrowings outstanding and €20.3 million of cash and cash equivalents. We cannot assure you that any refinancing or restructuring would be possible, that any assets could be sold, or, if sold, of the timing of the sales or the amount of proceeds that would be realized from those sales. We cannot assure you that additional financing could be obtained on acceptable terms, if at all, or would be permitted under the terms of our various debt instruments then in effect. Our failure to generate sufficient cash flow to satisfy our existing and projected debt obligations, or to refinance our obligations on commercially reasonable terms, would have an adverse effect on our business, results of operations and financial condition.

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

In view of the upcoming expiration of the Securitization Facility in July 2025, we have initiated preliminary discussions with the Assignee to explore potential renewal options. The Assignee has commenced the preliminary review process necessary to assess the terms that will form the basis for the subsequent decision-making phase, which is expected to be completed by the end of May 2025.

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

We may not execute our budget plan, successfully or in a timely manner, which could have a material adverse effect on our results of operations or on our ability to achieve the objectives set forth in our plans — In February 2025, the Company’s Board of Directors approved the budget plan for 2025 (the “Budget”), which considers among other factors, the potential impact on our business, at least in the short term, of the current geopolitical uncertainty, inflation, financial market volatility, and related economic downturn. The Budget focuses on several cornerstones including, among others: a) an increased focus on controlled distribution through mono-brand stores and branded galleries, both directly owned and franchised, in priority markets, such as the U.S., China and Europe, primarily the UK and Italy; b) a rationalization of the business model for the wholesale channel, for both the Natuzzi branded business and the unbranded business; c) a continued attention to margins, by focusing on the branded division, which has higher margins than the unbranded business, and, at the same time, by focusing on selected large accounts and serve them with a more efficient go-to-market model; d) a constant revision of our production structure, including the progress of the “Factory 4.0” workflow organization, starting with the Italian factories, with the aim to improve the overall efficiency, and then continuing with the industrial footprint in Asia to further enhance overall efficiency, as well as any potential collaboration with external industrial partners to add flexibility to our industrial operations and support the wholesale business; e) streamlining of our processes and overhead optimization; and f) focus on working capital management in an effort to improve the cash flow from operations.

The Company continues to implement initiatives to divest non-strategic assets, particularly in the U.S. and Italy, with the aim of increasing the flexibility of our operational structure. Proceeds from such divestitures will be reinvested in retail expansion and restructuring programs, particularly within the Italian operations. Failure to complete such divestments may result in the postponement of some investment programs in the Italian factories and the directly operated stores (“DOS”) expansion.

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

Demand for furniture is cyclical and may fall in the future — Historically, the furniture industry has been cyclical, fluctuating with economic cycles, and sensitive to general economic conditions, housing starts, interest rate levels, credit availability and other factors that affect consumer spending habits. Due to the discretionary nature of most furniture purchases and the fact that they often represent a significant expenditure to the average consumer, such purchases may be deferred during times of economic uncertainty. Should current economic conditions worsen (including as a result of current geopolitical tensions), the current rate of housing continue to decline, inflation rates resume an upward trend, or any new or increased tariffs or other trade restrictions be implemented by the new U.S. presidential administration, consumers’ disposable incomes could be affected, thus deteriorating consumer demand, as well as consumer confidence, for home furnishings, which may have an adverse effect on our business, results of operations and financial condition. See “— Uncertain global macro-economic and political conditions, as well as trading policies and tariffs, could materially adversely affect our business, operations and economic and financial position.”

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

The furniture market is highly competitive — We operate in a highly competitive industry that includes a large number of manufacturers. No single company has a dominant position in the industry. Competition is generally based on product quality, brand name recognition, price and service. We mainly compete in the upholstered furniture sub-segment of the furniture market. In Europe, the upholstered furniture market is highly fragmented. In the U.S., the upholstered furniture market includes a number of relatively large companies, some of which are larger and have greater financial, technical, marketing and other resources than us. Some of our competitors offer extensively advertised, well-recognized branded products. Competition has increased significantly in recent years as foreign producers from countries with lower manufacturing costs have begun to play an important role in the upholstered furniture market. Such manufacturers are often able to offer their products at lower prices, which increases price competition in the industry. In particular, manufacturers in Asia and Eastern Europe have increased competition in the lower-priced segment of the market. In November 2021, we launched our e-commerce service for online sales which is currently active in the U.S. only. Therefore, we compete with other retailers offering consumers the ability to purchase home furnishings via the internet for home delivery and expect such competition to increase in the future. As a result of the actions and strength of our competitors and the inherent fragmentation in some markets in which we compete, we are continually subject to the risk of losing market share, which may lower our sales and profits. Market competition may also force us to reduce prices and margins, thereby negatively affecting our cash flows, or prevent us from raising the prices of our products in response to current inflationary pressures or increasing costs, which could result in a decrease in our profit margins. Although price is a significant basis of competition in our industry, we also compete on the basis of on-time delivery and our reputation for quality and customer service. If we fail to maintain our current standards for product quality, the scope of our distribution capabilities or our customer relationships, our reputation, financial condition, results of operations and cash flows could be adversely affected.

Fluctuations in currency exchange rates and interest rates may adversely affect our results of operations — We conduct a substantial part of our business outside of the Euro-zone and are exposed to market risks stemming from fluctuations in currency and interest rates. In particular, an increase in the value of the Euro relative to other currencies used in the countries in which we operate has in the past, and may in the future, reduce the relative value of the revenues from our operations in those countries, and therefore may adversely affect our operating results or financial position, which are reported in Euro. Additionally, we are subject to currency exchange rate risk to the extent that our costs are denominated in currencies other than those in which we earn revenues. In 2024, in the ordinary course of business, about 65.0% of the operating payments we received and about 46.6% of the operating payments we made were denominated in currencies other than the Euro. We also hold a substantial portion of our cash and cash equivalents in currencies other than the Euro. Therefore, we are exposed to the risk that fluctuations in currency exchange rates may adversely affect our results, as has been the case in recent years.

In addition, foreign exchange movements might also negatively affect the relative purchasing power of our clients, which could also have an adverse effect on our results of operations. Although we seek to manage our foreign currency risk in order to minimize negative effects from rate fluctuations, including through hedging activities, there can be no assurance that we will be able to do so successfully. Therefore, our business, results of operations and financial condition could be adversely affected by fluctuations in market rates, particularly during times of high volatility, such as those currently experienced due to the adverse effects on financial markets of rising inflation and of the ongoing conflict in Ukraine, the Israel-Hamas conflict and related conflicts in the Middle East. Additionally, any new or increased tariffs imposed by the new U.S. presidential administration could also affect the strength of the U.S. dollar, thereby acting as an additional factor in foreign exchange rate fluctuations.

In the normal course of business, we also face risks that are either non-financial or non-quantifiable. Such risks principally include country risk, credit risk and legal risk. For more information about currency and interest rates risks, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

We face risks associated with our international operations — We are exposed to risks arising from our international operations, including changes in governmental regulations, tariffs or taxes and other trade barriers (as has been the case with import duties imposed by the U.S. and Canadian administrations on home furnishings imported from certain Asian countries and as may be the case with any new or increased tariffs or other trade restrictions that the new U.S. presidential administration has imposed, or may in the future impose, on goods imported from foreign countries); price, wage and currency exchange controls; political, social, and economic instability in the countries in which we operate (including as a result of the ongoing conflicts in Ukraine and in the Middle East region); natural disasters, such as a fire, an earthquake or a flood; outbreaks or public health crises, such as the spread of any future epidemic; inflation, exchange rate and interest rate fluctuations; extended lead time in ordering and disruptions in the supply chain due to, among other things, shortages of raw materials or the closure of certain routes (see “⸺Increases in raw material, transportation and labor costs could have a material adverse effect on our results of operations”). Any of these factors could have a material adverse effect on our results of operations.

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

Our past results and operations have significantly benefited from government incentive programs, which may not be available in the future — We receive, and received, benefits from certain governments in the form of grants, incentives and tax credits. In the past, we used to benefit from Italian Government’s investment incentive programs for under-industrialized regions in Southern Italy, including tax benefits, subsidized loans and capital grants. See “Item 4. Information on the Company-Incentive Programs and Tax Benefits.” In recent years, the Italian Parliament has replaced these incentive programs with an investment incentive program for all under-industrialized regions in Italy, which we are currently benefitting from, that includes grants, research and development benefits.

Moreover, we have manufacturing operations in China, Brazil and Romania and in some cases we were granted tax benefits and export incentives by the relevant governmental authorities in those countries. There can be no assurance that we will benefit from such grants, benefits, tax credits or export incentives in connection with our current or future investments or relevant governmental authorities will continue to provide such incentives, grants and benefits on similar terms or at all.

Increased expectations relating to environmental, social and governance factors may expose us to new risks — The focus from certain investors, customers and other key stakeholders relating to environmental, social and governance (“ESG”) matters, including environmental stewardship, social responsibility, diversity and inclusion, racial justice and workplace conduct, has increased in recent years and may lead to new and more restrictive environmental laws and regulations in certain jurisdictions. As a result, our brand and reputation may be damaged in the event that our corporate responsibility procedures or standards do not meet such increased expectations and/or we do not adapt to and comply with new laws and regulations or changes to legal or regulatory requirements concerning ESG matters. Additionally, in the event that we communicate certain initiatives and goals regarding ESG matters, we could fail, or be perceived to fail, in our achievement of such initiatives or goals, or we could be criticized for the scope of such initiatives or goals. Any failure to meet the expectations of our investors and other key stakeholders or to execute our initiatives as planned could materially and adversely affect our reputation and financial results.

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

Climate change resulting from increased concentrations of GHGs and carbon dioxide could present risks to our future operations from natural disasters and extreme weather conditions, such as hurricanes, tornadoes, wildfires or flooding. Such extreme weather conditions and events could pose physical risks to our facilities and disrupt operations of our supply chain and may increase operational costs. In particular, our timber inventory could be affected by such weather conditions with the risk of changes in timber growth cycles, fire damage, insect infestation, disease, prolonged drought and natural disasters, causing a reduction in our timber inventory and adversely affecting our raw material sourcing. Climate change may also subject our business to significant increases or volatility in the prices of certain commodities, including but not limited to electronic componentry, fuel, oil, natural gas, rubber, cotton, plastic resin, steel and chemical ingredients used to produce foam.

Furthermore, any adverse contractual disputes arising from climate change-related disruptions, could result in increased litigation, costs and could also have a negative impact on our business and reputation.

In July 2024, the European Union adopted the Ecodesign for Sustainable Products Regulation (ESPR) to ensure that products sold in the EU meet new sustainability standards. While Natuzzi already strives to design products that are durable, recyclable and energy efficient, this regulation will introduce additional requirements, including the implementation of enhanced transparency measures (e.g., a digital product passport).

The evolving regulatory landscape (e.g., the expanded EU regulatory framework for chemicals as part of the zero-pollution goal under the European Green Deal) could restrict or ban the use of materials critical to our production and significantly impact material choices in our business, requiring substantial R&D efforts and potentially leading to increased costs and adjustments to our supply chain. In addition, the increasing fragmentation of requirements, both globally and in specific markets (e.g., individual states in the United States), could further complicate operational efficiency.

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

We rely on information technology to operate our business, and any disruption to our technology infrastructure could harm our operations — We operate many aspects of our business including financial reporting and customer relationship management through server and web-based technologies. We store various types of data on such servers or with third parties who in turn store it on servers and in the “cloud.” Any disruption to the internet or to our global technology infrastructure or to that of our service providers, including malware, insecure coding, “acts of God”, attempts to penetrate networks, data theft or loss and human error, could have adverse effects on our operations. A cyber-attack to our systems or networks that impairs our information technology systems could disrupt our business operations and result in loss of service to customers. Our ability to keep our business operating effectively depends on the functional and efficient operation of our information, data processing and telecommunications systems, including our design, procurement, manufacturing, inventory, sales and payment process. Due to the geopolitical uncertainty following Russia’s invasion of Ukraine and the Israel-Hamas conflict and related conflicts in the Middle East, there is a possibility that the escalation of tensions could result in cyberattacks that could either directly or indirectly affect our operations. While we have invested and continue to invest in information technology risk management, cybersecurity and disaster recovery plans (see “Item

16K. Cybersecurity”), these measures cannot fully insulate us from technology disruptions or data theft or loss and the resulting adverse effect on our operations and financial results.

In response to shifts in employee workplace preferences, we have allowed certain of our employees the option of a hybrid work schedule where they may choose to work partially from home. Although we continue to implement strong physical and cybersecurity measures to ensure that our business operations remain functional and to ensure uninterrupted service to our customers, because of our remote work arrangements, our systems and our operations remain vulnerable to cybersecurity incidents, including breaches of information systems security, which could damage our reputation and commercial relationships, disrupt operations, increase costs and/or decrease net revenues, and expose us to claims from customers, suppliers, financial institutions, regulators, payment card associations, employees and others, any of which could have a material adverse effect on our results of operations and financial conditions. Furthermore, the risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased, including as a result of the Russia-Ukraine conflict and conflicts in the Middle East region.

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

In 2024, we completed the migration of some core business applications to the cloud, starting from our enterprise resource planning (ERP) system, and in 2025 we will continue our strategy by migrating other business applications to the cloud. Although these cloud migrations have increased, and will continue to increase, efficiency and functionality, such migrations make the Company more reliant on third party service providers. Any material disruption or slowdown of the Company’s information systems could result in the loss of critical data, the inability to process and properly record transactions and the material impairment of the Company’s ability to conduct business, leading to cancelled orders and lost sales.

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

Past and future grants of share-based awards may have an adverse effect on our financial condition and results of operations and have dilutive impact to your investment — In 2022, we adopted the Natuzzi 2022-2026 Stock Option Plan (the “SOP”) to grant share-based compensation awards to key employees and directors to incentivize their performance and align their interests with ours. The maximum number of Ordinary Shares we are authorized to issue pursuant to SOP is 5,485,304 Ordinary Shares. As of March 31, 2025, we have granted stock options for the purchase of a total of 2,812,560 Ordinary Shares (equivalent to 562,512 ADSs), of which 220,000 Ordinary Shares (equivalent to 44,000 ADSs) were subscribed for in 2022. See “Item 6. Directors, Senior Management and Employees-Compensation of Directors and Officers-Natuzzi 2022-2026 Stock Option Plan” and Note 24 included to the Consolidated Financial Statements. If we grant more stock options to attract and retain key personnel, our expenses associated with share-based compensation may increase, which may have an adverse effect on our financial condition and results of operations and have a dilutive impact to your investment. However, if we do not grant stock options or reduce the number of stock options that we grant, we may not be able to attract and retain key personnel.

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

The Italian financial transaction tax (the “IFTT”) applies with respect to trades entailing the transfer of (i) shares or equity-like financial instruments issued by companies resident in Italy, such as the Ordinary Shares; and (ii) securities representing the shares and financial instruments mentioned under (i) above (including depositary receipts such as the ADSs), regardless of the residence of the issuer. The IFTT may also apply to the transfer of Ordinary Shares and ADSs by a U.S. resident. The IFTT does not apply to companies having an average market capitalization lower than €500 million in the month of November of the year preceding the year in which the trade takes place. In order to benefit from this exemption, companies whose securities are listed on a foreign regulated market, such as the Company, need to be included on a list published annually by the Italian Ministry of Economy and Finance. Since the Company has been included in the list issued by the Italian Ministry of Economy and Finance of companies having an average market capitalization lower than €500 million in the month of November 2024, the IFTT would not apply on transfers of Ordinary Shares or ADSs made in 2025. See “Item 10. Additional Information-Taxation-Other Italian Taxes-Italian Financial Transaction Tax.”

Emerging issues related to our development, integration and use of artificial intelligence (“AI”) could give rise to legal or regulatory action, damage our reputation or otherwise materially harm our business — Our development, integration and use of AI technology in our operations remains in the early phases. We have started to assess the use of AI technology to drive productivity and data analytics. While we aim to develop, integrate and use AI responsibly, we may ultimately be unsuccessful in identifying or resolving issues, such as accuracy issues, cybersecurity risks, unintended biases, and discriminatory outputs, before they arise. AI is a new and emerging technology in early stages of commercial use and presents a number of risks inherent in its use by us, our customers, suppliers and other business partners and third-party providers, or through the use of third-party hardware and software. These risks include, but are not limited to, ethical considerations, public perception, intellectual property protection, regulatory compliance, privacy concerns and data security, all of which could have a material adverse effect on our business, results of operations and financial position. As a result, we cannot predict future developments in AI and related impacts to our business and our industry. If we are unable to successfully and accurately develop, integrate and use AI technology, as well as address the risks and challenges associated with AI, our business, results of operations and financial position could be negatively impacted. Additionally, if the content, analyses, or recommendations that AI applications assist in producing are or are alleged to be deficient, inaccurate, or biased, our reputation, business, financial condition, and results of operations may be materially adversely affected.

ITEM 4. INFORMATION ON THE COMPANY

Business Overview

History and development of the Company — Founded in 1959 by Pasquale Natuzzi, Natuzzi Group is one of the most renowned players in the production and distribution of design and luxury furniture. With a global retail network of 630 Natuzzi mono-brand stores, 650 wholesale point of sales, including 427 Natuzzi galleries and other smaller distribution areas within multi-brand stores, as of December 31, 2024, and with manufacturing plants in Italy, China, Romania and Brazil to efficiently serve different markets, Natuzzi distributes its collections worldwide. In 2024, the Company distributed its products in 107 countries on five continents. Natuzzi products embody the finest spirit of Italian design and the unique craftmanship details of the “Made in Italy”, as a predominant part of its production takes place in Italy. Natuzzi has been listed on the New York Stock Exchange since May 13, 1993. For additional information on the Company’s listing on the New York Stock Exchange, see “Item 9. The Offer and Listing—Trading Markets.”

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

As of December 31, 2024, the Group distributed its branded products as follows:

—
Natuzzi Italia branded products are distributed through 219 Natuzzi Italia mono-brand stores, of which 36 are directly operated by the Group, 10 directly operated by our joint venture in China and 173 by third-party franchisees. Furthermore, Natuzzi Italia branded products are sold through 123 Natuzzi Italia galleries worldwide (store-in-store points of sales managed by independent partners), including four Natuzzi Italia concessions, i.e., galleries directly managed by the Mexican subsidiary of the Group. The Natuzzi Re-vive recliner is included in the Natuzzi Italia offering.
—
Natuzzi Editions branded products are distributed through 332 Natuzzi Editions stores (of which five directly operated by the Group, three operated in joint venture with a local partner in the U.S., six operated by our joint venture in China and 318 by third-party franchisees). Furthermore, the Natuzzi Editions branded products are distributed through 304 Natuzzi Editions galleries worldwide (store-in-store points of sales mainly managed by independent partners), including 9 Natuzzi Editions concessions, i.e., galleries directly managed by the Mexican subsidiary of the Group, and through other smaller distribution areas within multi-brand stores. Natuzzi Editions products are distributed in Italy under the brand Divani&Divani by Natuzzi through additional 79 mono-brand stores, of which 12 directly operated by the Group. Natuzzi Editions and Divani&Divani by Natuzzi are two brands with different banners and store concepts, but with the same merchandising offer (i.e., same positioning and consumers target).

The Group also offers unbranded products (also referred to as “private label” products in this Annual Report) within a dedicated business unit to meet the specific needs of key accounts globally. The Group intends to focus on selected large accounts selling unbranded products and serve them with a more efficient go-to-market model.

Every year, the Group presents its products at the world’s leading furniture fairs. In 2024, the Group participated in prominent global furniture events, including “Il FuoriSalone”, the collateral event of the Milan Furniture Fair in Italy, and the High Point Furniture Market in North Carolina, United States. Additionally, it was involved in the International Contemporary Furniture Fair (ICFF) in New York, the Clerkenwell Design Week in London and the Shenzhen Fashion and Design Week.

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

Organizational Structure

Natuzzi S.p.A. is the parent company (the “Parent Company” or the “Parent”) of the Natuzzi Group. As of December 31, 2024, the Company’s principal operating subsidiaries were:

Name	Percentage as at 31/12/2024	Percentage as at 31/12/2023	Percentage as at 31/12/2022	Share/ quota capital	Ownership registered office	Activity
Italsofa Romania S.r.l.	100.00	100.00	100.00	RON 109,271,750	Baia Mare, Romania	(1)
Natuzzi (China) Ltd	100.00	100.00	100.00	CNY 106,414,300	Shanghai, China	(1)
Italsofa Nordeste S/A	100.00	100.00	100.00	BRL 159,300,558	Salvador de Bahia, Brazil	(1)
Natuzzi Quanjiao Limited	100.00	100.00	100.00	CNY 10,000,000	Quanjiao County-Anhui province, China	(1)
Natco S.p.A.	99.99	99.99	99.99	EUR 4,420,000	Santeramo in Colle, Italy	(2)
Nacon S.p.A.	100.00	100.00	100.00	EUR 2,800,000	Santeramo in Colle, Italy	(3)
Lagene S.r.l.	100.00	100.00	100.00	EUR 10,000	Santeramo in Colle, Italy	(3)
Natuzzi Americas Inc.	100.00	100.00	100.00	USD 89	High Point, N. Carolina, USA	(3)
Natuzzi Florida LLC	51.00	51.00	51.00	USD 4,955,186	High Point, N. Carolina, USA	(3)
Natuzzi Iberica S.A.	100.00	100.00	100.00	EUR 386,255	Madrid, Spain	(3)
Natuzzi Switzerland AG	100.00	100.00	100.00	CHF 2,000,000	Dietikon, Switzerland	(3)
Natuzzi Services Limited	100.00	100.00	100.00	GBP 25,349,353	London, UK	(3)
Natuzzi UK Retail Limited	70.00	70.00	70.00	GBP 100	Cardiff, UK	(3)
Natuzzi Germany Gmbh	100.00	100.00	100.00	EUR 25,000	Köln, Germany	(3)
Natuzzi Japan KK	74.40	74.40	74.40	JPY 28,000,000	Tokyo, Japan	(3)
Natuzzi Russia OOO	100.00	100.00	100.00	RUB 8,700,000	Moscow, Russia	(3)
Natmx S.DE.R.L.DE.C.V	100.00	100.00	100.00	MXN 68,504,040	Mexico City, Mexico	(3)
Natuzzi France S.a.s.	100.00	100.00	100.00	EUR 70,727	Paris, France	(3)
Natuzzi Oceania PTI Ltd	74.40	74.40	74.40	AUD 320,002	Sydney, Australia	(3)
Natuzzi Singapore PTE. LTD.	74.40	74.40	74.40	USD 7,654,207	Singapore, Republic of Singapore	(3)
Natuzzi Shanghai Co. Ltd	100.00	—	—	CNY 500,000	Shanghai, China	(3)
Natuzzi Netherlands Holding	100.00	100.00	100.00	EUR 34,605,000	Amsterdam, Holland	(4)
Natuzzi Trade Service S.r.l.	100.00	100.00	100.00	EUR 14,000,000	Santeramo in Colle, Italy	(5)

(1)
Manufacture and distribution
(2)
Intragroup leather dyeing and finishing
(3)
Services and distribution
(4)
Investment holding
(5)
Dormant

During 2024, the consolidation area changed due to the establishment in August 2024 of Natuzzi Shanghai Co. Ltd, a subsidiary of Natuzzi (China) Ltd. The new entity provides administrative services to Asian commercial and manufacturing subsidiaries of the Group. See Note 2 to the Consolidated Financial Statements.

Strategy

The Group is focused on strengthening its brands, expanding its retail network with Natuzzi mono-brand stores in key markets, where the Natuzzi brand is well known, and on its ability to create value by improving the efficiency of its industrial and supply-chain operations. At the same time, the Group focuses on implementing cost control measures to reduce and streamline costs, including the headquarter-related costs.

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

In 2019, the Group further developed its sales organization by focusing on the distribution channel, in addition to its two divisions: the retail channel, represented by mono-brand stores operated directly by the Group and by third-parties, and the wholesale channel, consisting primarily of Natuzzi-branded galleries in multi-brand stores as well as mass distributors selling mainly unbranded products.

Consistently with such effort, in November 2021, the Group defined a new organizational model, pivoting in particular on the Group’s two main brands, Natuzzi Italia and Natuzzi Editions. Indeed, the Natuzzi Italia and Natuzzi Editions brands are increasingly pursuing a distinct but complementary development path in terms of customer segmentation, product merchandising, visual merchandising, marketing and distribution strategy and, therefore, required a dedicated organization (see below “The Brand Portfolio and Merchandising Strategy”).

During 2022, 2023 and 2024, the Group continued the transformation of its business to pursue a positioning of the Natuzzi brand as a life-style brand by further focusing principally on the branded part of its business, which is mainly distributed through the retail channel: in 2024, 92.7% of the Group’s sale of upholstery furniture and home furnishing accessories (excluding revenue from “Other sales”, consisting of “Sale of polyurethane foam” and “Sale of other goods”) came from the sale of its branded products (compared to 92.5% in 2023 and 89.4% in 2022). See Note 34 to the Consolidated Financial Statements. In addition, the Group intends to continue to expand its branded presence in key strategic markets where the Natuzzi brand’s awareness is well established, such as the U.S., Greater China and certain European countries, in particular the UK and Italy.

In addition, in March 2025, the Company introduced a new organizational structure to evolve its commercial model from a brand-based matrix to one that emphasizes distribution channels: Retail, Wholesale, and Project.

The primary goal of this reorganization is to better serve individual markets and implement the consumer engagement strategies outlined in the brand, marketing, merchandising, retail, and wholesale guidelines.

Under this new structure, channel officers will work in close collaboration with Regional Managers to define and achieve performance targets in line with internal objectives.

•
Retail. The Retail division is responsible for defining the retail business model for both Natuzzi Italia and Natuzzi Editions brands, across both directly operated stores (DOS) and franchise-operated stores (FOS). Through collaboration with regional teams, the Retail division ensures the proper execution of the retail business and monitors its correct implementation. It is also responsible for ensuring the consistency of the brand values across all markets by applying specific brand, retail, merchandising and marketing guidelines.
•
Wholesale. The Wholesale division manages both the Natuzzi Italia and Natuzzi Editions gallery network (shop-in-shops in multi-brand specialized stores and high-end department stores) and the Free Market channel (points of sales distributing unbranded products and certain Natuzzi Editions products through large distributors). Its mission is to define and promote the gallery management and excellence model – the Re-Imagined Gallery Concept – for both Natuzzi Italia and Natuzzi Editions brands, providing strategic direction to the markets and ensuring proper implementation.

Like the Retail division, the Wholesale division is also responsible for ensuring the consistency of the brand values across all markets by applying specific brand, retail, merchandising and marketing guidelines.

Additionally, the Wholesale division defines and coordinates the Gallery opening and renovation plans in collaboration with the Regional Managers.

•
Project. The Company is accelerating its efforts in the Trade & Contract business, which offers significant growth potential by allowing us to capitalize on opportunities with designers and real estate developers with our strong brand and design expertise. In 2024, we secured 3 major contracts with real estate developers – 2 in the Middle East and 1 in Central America – under confidentiality agreements. These contracts include exterior and interior design services for luxury resorts and residences, as well as the supply of furniture. The Project division will leverage Natuzzi’s assets and design expertise, while maintaining distinct growth and profitability targets.

Natuzzi continues the Group’s digital transformation with improvements to the Natuzzi global website, which is part of a broader omnichannel strategy to fully integrate the digital and physical sides of the business. The Company confirms its strategic decision to digitize sales and service processes, enhance customer relationships, and bolster competitiveness through the utilization of data and artificial intelligence.

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
•
Fostering of the digital transformation, by developing, among other things, the website which has replaced the former existing 46 domains, and offering an e-commerce service for online sales in the U.S. of the Natuzzi Italia collection. The website is now available in 17 languages, with hundreds of new configurations added each year. In addition, the Company carries on various IT-related projects, to support the Group’s main functions, such as manufacturing, supply chain, product, organization, and to provide digital tools for sales.
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
•
A channel-focused organization that relies on the Chief Retail, Wholesale and Project (Trade & Contract) Officers, who will act transversally across the functions (R&D, Manufacturing, Marketing, Merchandising, Supply Chain, Furnishings & Accessories) and different geographic markets.
•
Increase in capital efficiency, through a rigorous approach to cash and working-capital management, the disposal of non-strategic assets and an increased focus on cash generation and margins metrics.

More generally, the Company intends to implement actions aimed at developing its business and improving the Group’s overall efficiency on the basis of the following three main levers:

1) Focus on business development by leveraging its main brands, Natuzzi Italia and Natuzzi Editions, through:

•
expanding the Group’s presence in key geographies, such as the U.S., China and certain European countries, in particular the UK and Italy;
•
leveraging joint ventures to exploit market opportunities in markets we believe have growth potential;
•
extending the Group’s efficient direct-retail model in the U.S. to enhance the productivity of other existing directly operated stores (DOS); and
•
expanding the retail branded network in a manner that fosters the transition to a retail and branded company.

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

3) Focus on capital efficiency through:

•
a rigorous approach to working-capital management;
•
a focus on cash generation and margin metrics;
•
the disposal of non-strategic assets; and
•
the adoption of an “asset light model”, as suppliers are directly involved in both production and inventory management for some selected furnishings and accessories.

In addition to the Natuzzi branded business, which has represented over the last few years, and will continue to represent, according to our current plans, the most strategic portion of the business, the Group continues to offer unbranded products to a number of wholesale accounts globally. This unbranded division produces and offers leather upholstery to some of the world’s renowned wholesale distributors in the medium/low end of the market. This market segment is exposed to all competitors offering products at competitive price ranges, with consequent downward pressure on margins. The Company intends to focus on selected large accounts selling unbranded products and serve them with a more efficient go-to-market model. Over the recent years, the Group further refined its approach to managing the unbranded business, as it intends to focus on those customers that meet specific business requirements, along with a continued simplification of its operating model, by further evolving the engineering processes of the relevant product/model platforms, as well as, by leveraging the Group’s global footprint, identifying the more suitable production allocation to efficiently serve such customers.

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

Additionally, we also face uncertainty and risks related to tariffs and other trade policies that the new U.S. presidential administration introduced or may in the future introduce, which could negatively affect our existing supply chains and increase the cost of raw materials critical to the manufacture of our products. See “Item 3. Key Information—Risk Factors—Increases in raw material, transportation and labor costs could have a material adverse effect on our results of operations.”

The Company has taken steps to sell some non-strategic assets and real estate properties in the U.S. and Italy. The sale of these assets should increase the flexibility of our operations and reduce working capital needs. The sale proceeds will be reinvested mainly in retail expansion, with a specific focus on North America, and restructuring programs, particularly in Italy. Moreover, the Group continued to streamline its overall cost structure, with particular reference to its Italian operations. As part of this strategy, in June 2020, the Company signed a sale agreement with a third party for the disposal of the land located in the “Santeramo in Colle-Jesce” area, just a few miles away from its headquarters. Moreover, in March 2021, the Company completed the sale of IMPE S.p.A. (“IMPE”), a subsidiary dedicated to the production of flexible polyurethane foam, as well as the idle industrial real estate complex “Fornello” located in the city of Altamura (Bari). In addition, in May 2021, the Company completed the sale of the idle industrial real estate complex “Via Dell’Avena” located in the city of Altamura (Bari).

More recently, on March 25, 2025, Natuzzi Americas, a wholly-owned U.S. subsidiary of the Company, entered into a sale and purchase agreement with The Steel Vessel Corporation, a Delaware corporation affiliated with the Company’s majority shareholder, pursuant to which Natuzzi Americas transferred the ownership of the property located in High Point, North Carolina, USA (including, without limitation, the land, all buildings, structures and improvements thereon, all rights, privileges and easements appurtenant thereto, all mechanical systems, business records, advertisements and equipment, and other related intangible assets) to The Steel Vessel Corporation, for a total consideration of US$12.1 million (€11.6 million). A preliminary agreement was entered into between the same parties on October 17, 2024, pursuant to which US$3.8 million (€3.5 million) was deposited by The Steel Vessel Corporation with Natuzzi Americas as earnest money. The remaining balance of US$8.3 million (€8.1 million) was collected by Natuzzi Americas on March 25, 2025. Subsequent to the sale of the High Point property, on the same date of March 25, 2025, the same parties entered into a lease agreement pursuant to which The Steel Vessel Corporation, as lessor, leased the High Point property to Natuzzi Americas, as lessee. The lease has a term of 9 years and 9 months, expiring on December 31, 2034, and an annual rent of

US$0.7 million (€0.7 million). Natuzzi Americas will continue to sublease portions of the High Point building that it does not intend to use for the Group’s needs. See Notes 7, 45 and 46 to the Consolidated Financial Statements included in this Annual Report. A copy of the sale and purchase agreement and a copy of the lease agreement are attached as Exhibit 4.6 and Exhibit 4.7, respectively, to this Annual Report.

Lastly, in November 2024, Italsofa Romania S.r.l., the Company’s wholly-owned Romanian subsidiary, entered into a preliminary agreement with a third-party for the sale of a plot of land located near our Romanian plant in Baia Mare for a total amount of €2.9 million, of which €0.4 million has been received as an advance payment. The sale is expected to be completed in 2025, when the remaining balance will be collected (see Note 7 to the Consolidated Financial Statements included in this Annual Report).

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

─ Natuzzi Italia is the Group’s luxury furniture brand, targeting affluent and more sophisticated global consumers. The Natuzzi Italia collection is mainly sold through the retail channel in mono-brand stores, concessions and galleries in multi-brand specialized stores and high-end department stores. The offer includes sofas designed and manufactured at the Company’s factories in Italy, positioned at the high end of the market, using unique and customized materials, workmanship and finishes thanks to the Natuzzi heritage of fine craftsmanship in the leather sofa segment. The Natuzzi Italia product line, which is largely consistent across all our stores globally to better represent the Natuzzi Italia brand, includes furnishings and accessories for the living room, as well as beds, bed linens and bedroom furnishings to further expand its product offering.

─ Natuzzi Editions is the Group’s contemporary collection designed in Italy, which was initially designed specifically for the U.S. market. This collection includes a wide range of leather upholstery products, targeting the medium/medium-high segment of the market and leveraging the know-how and high credibility of the Natuzzi brand in the leather upholstery industry. Natuzzi Editions products are strategically manufactured almost entirely at the Group’s industrial plants (located in Romania, China and Brazil) to efficiently serve different geographies and are mainly sold through mono-brand stores and galleries. The retail and merchandising format of Natuzzi Editions has evolved over time and now also includes a wider offering of furnishings.

Natuzzi has innovated its wholesale branded shop-in-shop gallery to meet the evolving needs of modern retail. Leveraging Natuzzi’s global brand recognition, we introduced the ‘Re-Imagined Gallery Concept’, which is centered around a specific ‘Consumer Engagement Plan’ that uses digital and print channels to drive brand awareness and sales. The new ‘Display System’ enhances consumer engagement through immersive room sets, while being free-standing and installation-free to reduce set-up costs. Updated merchandising guidelines also include ‘total look’ room sets to enhance the overall consumer experience and improve commercial performance.

Natuzzi Editions products are manufactured and distributed in Italy under the Divani&Divani by Natuzzi brand, through both directly-owned and franchise stores. The store merchandising of Natuzzi Editions is based on a common collection, which is then tailored to best fit the opportunities of each market. Natuzzi Editions and Divani&Divani by Natuzzi are two brands with different banners and store concepts, but with the same merchandising offer (i.e., same positioning and consumer target). Divani&Divani by Natuzzi is focused on the Italian market where it was first launched, whereas Natuzzi Editions is distributed in other countries around the world.

─ In addition to Natuzzi mono-brand stores and galleries, the Group operates a key account program for the distribution of unbranded products and certain Natuzzi Editions products to compete in the entry price segments of the market by conducting business mainly through large distributors. Products involved in this key account program are manufactured at the Group’s plants located in Romania, China and Brazil, as well as through an outsourcing program in Vietnam.

Improvement of the Group’s Retail Program and Brand Development — The Group has made significant investments to improve its existing distribution network and strengthen the Natuzzi brand. The high level of the Natuzzi brand awareness among high-end consumers is the result of efforts the Company has made over the past decade in its products, communication, in-store experience and customer service. This brand awareness encourages the Company to continue its brand development and further enhance the Group’s distribution network, in order to further increase consumers’ familiarity with the Natuzzi brand and its association with a high-end brand.

The Group intends to continue the transformation of its commercial operations to become a more retail-oriented company. Accordingly, it is evolving its commercial organization to improve agility and accountability throughout the retail process.

In 2023, we established the Global Retail Division, dedicated to modernizing and professionalizing our retail approach by developing tools to support our regions and dealers in enhancing retail performance and elevating in-store customer experience. We standardized all retail-related KPIs to accelerate the diagnosis of areas requiring immediate intervention to foster organic growth. Leveraging the experience gained in our direct stores, we now offer franchising partners turn-key retail programs, including IT systems, training, and guidelines on store layout, merchandising, and visuals. Moreover, in 2024, we achieved a wider implementation of certain retail tools, aimed at ensuring a standardized shopping experience for our customers and gaining better control over all KPIs related to the retail business. Specifically, more than 100 stores are now equipped with a traffic counter system and the vast majority of our network is properly implementing the latest release of the order management system, which provides proper visibility into the most relevant KPIs to make informed business decisions. Additionally, the 3D product configurator has been adopted across our entire DOS network in 2024 and is expected to be embraced by the majority of our dealers by 2025.

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

During 2024, 12 Natuzzi Italia stores were opened, of which 6 in China, 1 in the U.S. (specifically, a-state-of-the-art DOS in Denver), 2 in Russia and 1 in each of Bulgaria, Iraq and Turkey.

Natuzzi Editions and the Divani&Divani by Natuzzi retail chains are characterized by a medium positioning in the upholstery business. Natuzzi Editions and Divani&Divani by Natuzzi are two brands with different banners and store concepts, but with the same merchandising offer (i.e., same positioning and consumer target). Divani&Divani by Natuzzi is mostly focused on the Italian market, where it was first launched, whereas Natuzzi Editions is distributed in other countries around the world.

During 2024, 43 Natuzzi Editions stores were opened (of which 33 in China, 2 in the U.S., 2 in Brazil and 1 in each of Bosnia, Colombia, Romania, Slovakia, Taiwan and the United Arab Emirates), in addition to 3 Divani&Divani by Natuzzi stores opened in Italy.

Product Diversification and Innovation — The Group has continued to collaborate with the most outstanding international designers to launch the new 2024 Natuzzi Italia Comfortness collection and further enrich The Circle of Harmony collection. The Circle of Harmony project, launched in 2020, aims at creating a physical and virtual community wherein artists, architects, and designers converge to imagine and create Natuzzi Italia’s stylistic evolution, using the brand’s history and heritage as milestones for this purpose. This creative contamination fosters creative synergy, yielding innovative reinterpretations of the Natuzzi DNA manifested in contemporary furnishing proposals tailored for a global audience seeking an immersive Mediterranean lifestyle experience.

The Comfortness collection revolves around the concept of comfort. Here, comfort is interpreted as a lifestyle, an intimate and personal aspect that serves as a conduit for strength and well-being, essential for transforming moments dedicated to self-care and relaxation into precious interludes. This latest chapter in The Circle of Harmony introduces a new paradigm that is central to improving the quality of life and aims to combine comfort with design, beauty with functionality.

The Group has also launched two new product collections for the Natuzzi Editions brand: Feelwell and Dolcevita. The Feelwell collection introduces a new vision of comfort to the Natuzzi Editions brand, offering consumers an approach to relaxation that combines physical comfort with overall wellbeing through innovative product solutions. The Dolcevita collection introduces an innovative approach to motion products, applying motion technology to new designs aimed at a younger target.

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

Due to the current challenges arising from global competition, and the continued imposition of tariffs by the U.S. on goods imported from China, and, from 2021, of customs duties imposed by the Canadian authorities on goods imported from China and Vietnam, in 2024, the Group continued a comprehensive reorganization of its global manufacturing footprint aimed at enhancing operational efficiency, reducing transformation costs, and strengthening competitiveness in key markets.

In particular, as part of such process, in 2023 we further downsized our Chinese manufacturing plant located in Shanghai, leading to a further reduction in the number of workers. Following the downsizing, our Shanghai plant mainly served the Chinese market with regard to our Natuzzi Editions branded products, whereas production for the North American and Rest of APAC markets was gradually shifted from the Shanghai plant to the plant located in Quanjiao - County - Anhui province, established in 2022. The Quanjiao plant was meant to gradually absorb the production capacity of the Shanghai plant, allowing for a significant reduction in manufacturing costs. In October 2024, the Group completed the closure of its Shanghai facility. As a result, the Quanjiao plant now exclusively serves both the Chinese and broader Asia-Pacific markets, while production for the United States has been transferred to the European facilities as of November 2024.

This strategic move (i.e., shifting production from the plant located in Shanghai to the one located in Quanjiao) resulted in an approximately 30% reduction in transformation costs, primarily driven by savings in fixed production and labor costs and semi-finished materials. The transition aims to significantly improve the cost competitiveness of the entire Chinese manufacturing footprint.

In 2024, our total operations in China represented 25% of the Group’s total consolidated upholstered revenue. The Group has been operating in China since 2002.

In the second half of 2024, the Group shifted the production serving the U.S. market from its Chinese operations to its European industrial hub as part of a broader medium-term industrial plan aimed at optimizing the Group’s industrial footprint, improving the capacity utilization across underleveraged European manufacturing facilities, particularly in Italy, and mitigating the impact of import tariffs.

In addition, within the revision of its industrial footprint in Asia, in 2024, the Group continued to leverage its strategic partnerships with three key outsourcing partners in Vietnam, which represent a critical competitive advantage in the U.S. free market, combining cost efficiency and production flexibility.

With the aim of further reducing industrial costs and improving competitiveness in its Asian operations, the Group plans to move part of the production of Natuzzi Editions products from China to Vietnam, also through the establishment of a new proprietary industrial facility. The activities for the establishment of this new industrial facility in Vietnam are still in progress and are expected to be finalized by the end of 2025. While the Company is exerting the utmost effort in the implementation of such project, there’s no guarantee that operations will begin in 2025.

Our five Italian plants dedicated to the production of upholstered products and three Italian warehouses are located either at or within 25 kilometers from Santeramo in Colle, where the Group’s headquarters are located. Collectively, these facilities extend over almost 160,000 square meters. As of December 31, 2024, these facilities employed 1,392 workers, the majority of whom were subject to layoff programs. See “Item 6. Directors, Senior Managers and Employees—Employees.” With the exception of the South American market, the Italian plants are the exclusive producers of Natuzzi Italia and Divani&Divani by Natuzzi products. In 2024, these plants generated 46% of the Group’s total consolidated upholstery revenue. In 2023, three plants were restructured according to the Factory 4.0 production model and in 2024, the Group continued the restructuring of the remaining two plants according to such model. The restructuring of one plant was completed in 2024, while the restructuring of the last plant is expected to be completed in the first half of 2025. For additional information on the Factory 4.0 program, see “Item 4. Information on the Company—Innovation.”

We have one 22,000 square meter manufacturing facility located in Quanjiao - County - Anhui province, China, Natuzzi Quanjiao Limited, which is wholly indirectly controlled by the Company through Natuzzi China, became operational in 2022 and was expanded in 2024 as a result of the closure of the Shanghai facility. As of December 31, 2024, the Natuzzi Quanjiao Limited plant employed 190 workers. In 2024, our Chinese plants (including the Shanghai facility, which was operational until its closure in October 2024) produced about 22% of the Group’s total consolidated upholstered revenue.

Our Romanian plant is located in Baia Mare. Extending over 75,600 covered square meters, it has been in operation since 2003. During 2023 and 2024, our Romanian plant undertook a restructuring and efficiency recovering process. As of December 31, 2024, it employed 607 people, of whom 506 were laborers. It produces Natuzzi Editions and unbranded products for the EMEAI market. In 2024, the Romanian plant produced about 22% of the Group’s total consolidated upholstered revenue.

Our Brazilian plant is located in Salvador De Bahia. Extending over 28,700 square meters, it has been in operation since 2000. During 2023 and 2024 our Brazilian plant undertook a restructuring and efficiency recovering process. As of December 31, 2024, our Brazilian plant employed 185 people, of whom 136 were laborers. Since the end of 2016, in addition to Natuzzi Editions and unbranded products, the Brazilian plant produces Natuzzi Italia branded products for the South American market.

Both the Romanian and Brazilian plants underwent targeted right-sizing and process optimization. These efforts enabled the sites to offset the impact of local inflationary pressures, including significant increases in minimum wage levels, ensuring continued cost control and production sustainability.

As of December 31, 2024, the Group had one additional plant in Italy, located in Udine (Natco S.p.A. (“Natco”)), extending over 21,000 square meters, and dedicated to the production of leather. As of December 31, 2024, this facility employed 108 people, of whom 91 were laborers.

During 2024, the Company further developed innovative production methods and technologies, including the upgrade of Factory 4.0 program, coordinated by a planning and management information system that integrates our suppliers into an extended supply chain. Moreover, we developed a set of KPI to deeply monitor production performances, as well as an enhanced quality control system. For additional information on the Factory 4.0 program, see “Item 4. Information on the Company—Innovation.”

Raw Materials — The principal raw materials used in the manufacture of the Group’s products are hides (mainly cattle hides), fabrics, polyurethane foam, polyester fiber and wood. In 2024, the total cost of raw materials used in the manufacture of the Group’s products decreased compared to 2023. We continue to see a downward trend in the cost of leather and other raw materials, such as mechanical and electric components, wood and polyurethane.

The Group purchases hides from slaughterhouses and tanneries located primarily in Brazil, Germany, India and other South American and European countries. The hides purchased by the Group are divided into several categories. The lowest category hides are mainly purchased in South America and India. The middle category hides are purchased in Europe or South America and the highest quality hides are purchased in Italy, Germany and France.

The supply of cattle hides is principally dependent upon beef consumption, rather than demand for leather.

The prices for cattle hides decreased during the second semester of 2024. As the current situation remains uncertain, and due to the volatile nature of the hides market, there can be no assurance that current prices will remain stable. Indeed, given the current inflationary environment, exchange rate volatility, the uncertainties surrounding the developments of the war in Ukraine, the Israel-Hamas conflict, the related conflicts in the Middle East and any potential escalation thereof, the potential imposition of new tariffs and other trade barriers by the new U.S. presidential administration, we expect that such prices could trend upward and that raw material supply can be difficult in the second half of 2025. See “Item 3. Key Information—Uncertain global macro-economic and political conditions, as well as trading policies and tariffs, could materially adversely affect our business, operations and economic and financial position”, “Item 3. Key Information—Risk Factors— Increases in raw material, transportation and labor costs could have a material adverse effect on our results of operations.”

The Group also purchases fabrics and microliters to be used in coverings. Most of the fabrics are purchased in Italy from a dozen of suppliers which provide the finished product. Microfibers are purchased from suppliers in Italy, Spain and China. Fabrics and microfibers are generally purchased weekly from suppliers based on purchase orders specifying the quantity (in linear meters) and the delivery date. In 2024, the price for fabrics and microfibers decreased compared to 2023.

In 2024, polyurethane foam prices decreased compared to 2023. The chemical components of polyurethane foam are petroleum-based commodities, and the prices for such components are therefore subject to, among other factors, fluctuations in the price of crude oil.

In 2024, wood prices slightly decreased compared to 2023. It is the Company’s practice to address any possible fluctuations by diversifying the portfolio of wood suppliers. See “Item 3. Key Information—Risk Factors—Increases in raw material, transportation and labor costs could have a material adverse effect on our results of operations.”

Supply-Chain Management

The Supply Chain department is responsible for monitoring logistics solutions to ensure their effectiveness. In addition, to improve access to supply chain information across the Group, the Supply Chain department uses a portal that allows it and other departments

(such as the Customer Service and Sales Department) to monitor the movement of goods through the supply chain and to monitor key performance indicators (KPIs).

In 2024, the Group continued to revise its supply chain processes and planning systems, such as the material requirements planning (MRP) system, which determines what raw materials, components and semifinished goods are needed during the production cycle, and when to assemble the finished goods, based on demand and the bill of materials.

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

See also “Item 3. Key Information—Risk Factors—Uncertain global macro-economic and political conditions, as well as trading policies and tariffs, could materially adversely affect our business, operations and economic and financial position.”

Production Planning (Order Management, Warehouse Management, Production, Procurement) — The Group’s commitment to reorganizing procurement logistics is aimed to:

—
develop a logistic-production model to customize the level of service to customers; and
—
optimize the level of the size of the Group’s inventory of raw materials and/or components. A procedure is being implemented to continuously monitor global finished products inventories in order to determine which in-stock goods are not being sold as part of our existing collections (as a result of being phased-out) and to enable the different commercial branches to promote specific sales campaigns for these goods.

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

See also “Item 3. Key Information—Risk Factors—Uncertain global macro-economic and political conditions, as well as trading policies and tariffs, could materially adversely affect our business, operations and economic and financial position.”

Load Optimization and Transportation — The Group delivers goods to customers via common carriers. Goods destined for the Americas and other markets outside Europe are transported by sea in 40-foot high cube containers, while those produced for the European market are generally delivered by truck or rail. In 2024, the Group shipped 3.089 containers overseas and 3.582 fully loaded mega-trailers trucks.

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

See “Item 3. Key Information—Risk Factors—Increases in raw material, transportation and labor costs could have a material adverse effect on our results of operations” for a discussion of the impact of supply chain disruptions and increases in transportation costs.

Products

Products are mainly designed in the Company’s Style Center, but the Group also collaborates with international designers for the conception and prototyping of certain products in order to enhance brand visibility, especially with respect to the Natuzzi Italia product line. See “Item 4. Information on the Company—Strategy— Product Diversification and Innovation.”

New models are the result of a constant information flow from the market, in which preferences are analyzed, interpreted and turned into a brief for designers in terms of style, function and price point. Designers draw the sketches of new products in accordance with the guidelines they are provided and, through collaboration with the prototype department, approximately 80 new sofa models are generally introduced each year. The diversity of customer tastes and preferences, as well as the Group’s inclination to offer new solutions, results in the development of products that are increasingly personalized. 65 highly qualified employees conduct the Group’s R&D efforts from its headquarters in Santeramo in Colle, Italy.

The Group’s wide range of products includes a comprehensive collection of sofas and armchairs with particular styles, coverings and functions, with more than two million combinations.

•
The Natuzzi Italia collection stands out for its choice of high-quality materials and finishes, as well as for the creativity and details of its design. As of March 31, 2025, this product line offered 83 models of sofas, 46 armchairs and 12 beds offered in a wide range of covers and colors. This collection also includes a selection of additional furniture pieces (such as wall units, coffee tables, tables, chairs, lamps and carpets) and accessories (including vases, mirrors, magazines racks, trays and decorative objects) to offer a complete suite of furnishings and with the aim of enabling the Group to develop a “lifestyle” brand.
•
The Natuzzi Editions and the Divani&Divani by Natuzzi collection consisted of 115 models of sofas, 31 armchairs and 14 beds as of March 31, 2025. This vast range of models covers all styles from casual/contemporary to more traditional, suitable for all markets from Europe to Americas to Asia. This collection focuses on leather and offers 15 leather types available in 138 colors. In addition, a collection of 17 fabric articles available in 179 colors was added to the line.
•
The unbranded collection consisted of 62 models as of March 31, 2025, including exclusive models for key accounts. The products are mainly offered in top grain leather, but are also available in a bonded leather.

In addition to upholstered products, the Group also offers a collection of home furnishing accessories (tables, lamps, rugs, home accessories and wall units in different materials), which are purchased from third-party suppliers. Most of these suppliers are located in Italy, while some handmade products (such as rugs) are made in India. Before any items are introduced into our collection, they are tested in accordance with European and world safety standards. In the design phase particular attention is paid to the choice of innovative technological solutions that add value to the product and ensure long-lasting quality.

The Group operates in accordance with strict quality standards and has earned the ISO 9001 certification for quality and the ISO 14001 certification for the management of environmental impacts. The ISO 14001 certification also applies to the Company’s tannery subsidiary, Natco. Further, the Group has obtained the ISO 45001 certification for management systems of occupation health and safety.

In addition, in 2024 the Company accomplished The Responsibility Award. The Responsibility Award is an award issued by Bureau Veritas that confirms Natuzzi’s commitment to the responsible management of the three pillars of corporate management: Quality, Environment, and Corporate Social Responsibility.

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

Starting from 2023, Natuzzi participated in the Made in Italy Circolare e Sostenibile consortium(“MICS”). MICS is a partnership between universities, research centers, and enterprises financed by MUR - Ministero dell’Università e della Ricerca with funds provided by the European Union under the NextGenerationEU (PNRR) program. MICS connects businesses and research in the public and private sectors, creating a unique unity of purpose. Presently, three key sectors of the Italian industrial scenario are involved, namely fashion, furniture, and factory automation. By dividing research into eight thematic areas, referred to as “Spokes”, MICS is at the forefront of addressing challenges to Italy’s design, production, and consumption models, as well as to end-of-life materials, products, production technologies, and processes necessary for transitioning to greener and more circular pathways and patterns. Through this partnership, Natuzzi aims to enhance its sustainability practices, from product design through the entire order-to-delivery and fulfillment process.

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

Natuzzi has continued to invest in technological and process innovation, with a focus on efficiency, quality and digital transformation. These investments reflect the Group’s broader commitment to sustainable industrial development and are in line with its strategy, particularly in the areas of supply chain and operational resilience. Throughout the year, significant progress was made in the deployment of Industry 4.0 technologies across the Group’s Italian manufacturing footprint. As of the date of this Annual Report, four plants have been fully migrated to the proprietary Factory 4.0 model, with the fifth expected to be completed by 2025.

R&D expenses, which include labor costs for the R&D department, design and modeling consultancy expenses and other costs related to the R&D department, were €3.4 million in 2024, €3.8 million in 2023 and €3.5 million in 2022.

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

Our combination of creative and analytics-driven strategies enables us to drive new and repeat customer traffic to both our stores worldwide and our website, natuzzi.com. Using our fully integrated customer relationship management system, we create personalized customer journeys, targeted communications and retargeting campaigns. We develop persuasive, aspirational and relevant messages and we convey them through a variety of media, including direct mail, geo-targeted tools, radio, digital and social channels and email marketing. Taken together, these strategies allow us to constantly expand and update our client base while maintaining existing relationships.

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

In 2024, the Natuzzi Editions brand continued its transition to become a retail brand by expanding partnerships and improving the quality of distribution through mono-brand stores and galleries that represent the Group’s lifestyle concept.

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

During 2024, 12 Natuzzi Italia stores were opened, of which 6 in China, 1 in the U.S. (specifically, in Denver), 2 in Russia and 1 in each of Bulgaria, Iraq and Turkey.

During 2024, 43 Natuzzi Editions stores were opened (of which 33 in China, 2 in the U.S., 2 in Brazil, and 1 in each of Bosnia, Colombia, Romania, Slovakia, Taiwan and the United Arab Emirates), in addition to 3 Divani&Divani by Natuzzi stores opened in Italy.

The expansion of the network will continue in 2025, mainly through dealership agreements within the most relevant geographies, namely China, Europe and Emerging Markets. We plan to open approximately 50 Natuzzi franchises worldwide in 2025, of which 25 in China, three in the UK, 2 in each of Italy and Brazil, and the remaining in various Countries within the Emerging Markets.

Markets

The Group markets its products internationally and in Italy. Historically, the distribution of the Group’s products has been through the wholesale channel, which still represents a significant portion of our entire business.

The Group continues in its effort to expand its retail distribution through Natuzzi mono-brand stores, both directly operated and franchises. In 2024, retail sales accounted for 64.8% of our consolidated upholstered and home furnishings revenue, compared to 63.5% in 2023.

The following tables show the number of Group stores (both directly operated and franchises) as of December 31, 2024 according to our principal geographic areas.

STORES		Natuzzi Italia	Natuzzi Editions	Divani&Divani by Natuzzi	TOTAL
Americas(1)	United States and Canada	22	10	—	32
	Other Americas	15	53	—	68
	Total Americas	37	63	—	100
EMEAI	West & South Europe (excluding Italy)	29	20	—	49
	Italy	2	—	79	81
	Middle East, Africa and India	26	8	—	34
	Other EMEAI	27	16	—	43
	Total EMEAI	84	44	79	207
Asia-Pacific	China (2)	81	217	—	298
	Other Asia-Pacific	17	8	—	25
	Total Asia-Pacific	98	225	—	323
TOTAL		219	332	79	630

(1)
Includes the United States, Canada, Central and South America (including Brazil) (collectively, the “Americas”).
(2)
Includes 16 Natuzzi stores directly operated by Natuzzi Trading (Shanghai) Co., Ltd., which is 49% owned by the Company, following the agreement with the Kuka group. See “3. Asia-Pacific Region” below.

In addition to the stores indicated in the above table, as of December 31, 2024, there were four Natuzzi Italia and nine Natuzzi Editions concessions (galleries or store-in-store points of sale), all directly managed by the Company’s Mexican subsidiary.

The following tables show the Group’s consolidated revenue of upholstery furniture, beds and home furnishing accessories, broken down by geographic market and branded/unbranded business for each of the years indicated therein and in millions of Euro.

	2024		2023		2022
Americas(1)	125.1	40.3%	122.8	38.4%	164.7	36.3%
Natuzzi brand(2)	111.2	35.8%	109.9	34.4%	146.0	32.2%
Unbranded	13.9	4.5%	12.9	4.0%	18.7	4.1%
EMEAI	144.8	46.6%	150.8	47.2%	201.9	44.5%
Natuzzi brand(2)	137.4	44.2%	141.4	44.2%	175.5	38.7%
Unbranded	7.4	2.4%	9.4	2.9%	26.4	5.8%
Asia-Pacific	40.6	13.1%	46.2	14.4%	86.6	19.1%
Natuzzi brand(2)	39.3	12.7%	44.6	14.0%	83.5	18.4%
Unbranded	1.3	0.4%	1.6	0.4%	3.1	0.7%
Total	310.5	100.0%	319.8	100.0%	453.2	100.0%

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

The following tables show the number of upholstered seats sold broken down by geographic market and branded/unbranded business for each of the years indicated therein:

	2024		2023		2022
Americas(1)	196,210	34.0%	205,183	32.2%	234,074	28.5%
Natuzzi brand(2)	145,866	25.3%	155,797	24.5%	177,684	21.6%
Unbranded	50,345	8.7%	49,386	7.8%	56,390	6.9%
EMEAI	296,240	51.4%	327,494	51.4%	442,973	53.9%
Natuzzi brand(2)	260,372	45.2%	283,635	44.6%	345,757	42.1%
Unbranded	35,868	6.2%	43,859	6.9%	97,215	11.8%
Asia-Pacific	84,129	14.6%	103,978	16.3%	144,256	17.6%
Natuzzi brand(2)	78,272	13.6%	96,760	15.2%	130,619	15.9%
Unbranded	5,857	1.0%	7,218	1.1%	13,637	1.7%
Total	576,579	100.0%	636,655	100.0%	821,303	100.0%

(1)
Includes the United States, Canada, Central and South America (including Brazil).
(2)
The “Natuzzi” brand includes the following three lines of product: Natuzzi Italia, Natuzzi Editions and Divani&Divani by Natuzzi.

In 2024, net sales of upholstered sofas, beds and home furnishings (“main business”) amounted to €310.5, a decrease of 2.9% compared to 2023, as a result of a 2.7% decrease in Natuzzi branded sales and a 5.4% decrease in net sales of unbranded products.

More specifically, the decrease in revenue is almost entirely due to the decrease in sales from Natuzzi Editions products, as a result of a lower than expected written order intake in the second half of the year, which affected deliveries particularly in the last quarter of 2024. In addition, in October 2024, we completed the transfer of the production from the plant located in Shanghai to the recently established cost-efficient plant located in Quanjiao. This transition also required the transfer of part of production of Natuzzi Editions products for the North American market to the Group’s European manufacturing sites. Management is actively working to strengthen the operational capacity at the Chinese facility to better serve exclusively the local market and to increase the production rate at the European plants to adequately support the North American demand. These initiatives are aimed at reducing the order backlog, which increased by €6.4 million in the last quarter of 2024, primarily concentrated in the European operations.

The Group’s performance during 2024 was also impacted by ongoing macroeconomic, geopolitical, and industry-specific challenges, that continued to dampen consumer spending capacity and delay purchases of durable goods.

Moreover, in recent years, the Group’s sales performance across all major regions and brands has been adversely impacted by ongoing macroeconomic and industry-specific challenges. Persistent geopolitical uncertainty, weak consumer sentiment and rising inflationary pressures have eroded disposable incomes, leading consumers to delay or reduce spending on home investments. This also led to increased price sensitivity, resulting in a shift in demand towards more affordable products. See “Item 3. Key Information-Risk Factors—Uncertain global macro-economic and political conditions, as well as trading policies and tariffs, could materially adversely affect our business, operations and economic and financial position.” As a result, in 2024, the Group’s sales overall decreased compared to both 2023 and 2022 (sales in 2022 benefitted from a €58.4 million reduction in the order backlog accumulated through December 31, 2021).

The Group’s strategy is to increase the portion of revenue represented by the Natuzzi branded sales, mainly through the expansion of its retail network in priority markets, such as the U.S., China and Europe, primarily the UK and Italy, and, at the same time, to focus on selected large accounts selling unbranded products to serve them with a more efficient go-to-market model.

For additional information on the results of our operations in 2024 as compared to 2023, see “Item 5. Results of Operations.”

1. The Americas

In 2024, net sales of leather and fabric-upholstered furniture and beds as well as home furnishings in the U.S. and the rest of the Americas (including Brazil) were €125.1 million, up 1.9% compared to 2023, and the number of seats sold decreased by 4.4%, to 196,210 in 2024, compared to 2023. In 2024, net sales of our Natuzzi branded products were €111.2 million, up 1.2% compared to 2023, thanks in particular to the ramping-up of new DOS opened in the U.S., and net sales of unbranded products were €13.9 million, up 7.8% compared to the prior year.

Net sales in the Americas were affected by the weak performance of the wholesale channel. We are placing renewed emphasis on the wholesale channel of our business, which remains a strategic channel in several geographies, including the U.S. To support this renewed focus, at the beginning of 2025, we introduced the ‘Re-Imagined Gallery Concept’, first presented in the last quarter of 2024, which is designed to provide a practical setting for sales associates to engage with customers, narrate the captivating Natuzzi story, present our collections, and support sales.

The Group’s strategy for the Americas is to continue focusing on the branded business mostly through the opening of mono-brand Natuzzi stores in addition to Natuzzi galleries, mainly in the U.S., and at the same time to focus on selected large unbranded distributors in an effort to serve them with a more efficient go-to-market model.

Over the last few years, our unbranded business has been affected by difficult retail conditions experienced in the North American market, resulting in a reduction of their points of sale, and, more generally, by increased price competition in the low segment of the market. In addition, the unbranded production, which has been entirely served by our operations in Asia, has been negatively affected by tariffs imposed by the U.S. customs authorities on goods manufactured in China and, more recently, by Canadian customs authorities on goods manufactured in China and Vietnam, as well as any new or increased tariffs or other trade barriers that the new U.S. presidential administration has imposed, or may in the future impose, on goods imported from foreign countries.

Since December 2019, in light of the tariffs imposed by the U.S. on goods imported from China, the Company has started outsourcing part of its unbranded production in Vietnam for some key accounts in the U.S. In addition, the Group is leveraging its global footprint to mitigate the negative effects from customs duties imposed by Canadian authorities. See “—Manufacturing.” In addition, since the beginning of the new U.S. presidential election, the Group is also constantly monitoring any development regarding the actual or potential imposition by the U.S. administration of new or increased import tariffs or other similar trade restrictions on goods imported from foreign countries, including Vietnam.

The Group’s principal wholesale customers are major distributors. The Group advertises its products to distributors and, more recently, to end-consumers in the U.S., Canada, Central and South America (excluding Brazil) both directly and through the use of various marketing tools. The Group also relies on its network of sales representatives and on furniture fairs held at its High Point, North Carolina, to promote its products.

Natuzzi Americas maintains offices in High Point, North Carolina and provides the Company with agency services. The staff at High Point provides customer service, trademarks and products promotions, credit collection assistance, and generally acts as the customers contact for the Group. As of March 31, 2025, Natuzzi Americas had 45 employees and 12 independent sales representatives.

Our commercial activities in Brazil and South America are overseen from our Salvador de Bahia facility. The Group’s commercial structure for the South American region has been reinforced over the years by an increase in personnel, from 12 representatives in 2012 to 21 as of the end of 2024. 2024 net sales in Brazil were €13.5 million, from €14.5 million in 2023. As a result of the focus to the Brazilian and more generally South American high-end consumer market, the Group currently distributes a Natuzzi Italia “made in Brazil” collection, entirely manufactured in Brazil and exclusively dedicated to the South American market.

In 2016, the Group acquired seven Natuzzi Italia stores all located in Florida. In December 2016, the Company established a new trading subsidiary located in Mexico, Natmx S.de.R.L.de.C.V. (“NATMX”). In January 2017, NATMX signed an agreement with the owners of Muebleria Standard. Under the agreement, NATMX acquired the three existing Natuzzi Italia stores located in Mexico City-Altavista, Guadalajara and Monterrey. In addition to the directly operated stores, as of December 31, 2024, NATMX sells our products in Mexico through 13 directly managed concessions (four under the Natuzzi Italia brand and nine under the Natuzzi Editions brand) in Palacio de Hierro, a high-end retailer having shopping malls in excellent locations throughout Mexico.

In June 2017, the Company opened its new North American retail store in West Palm Beach, Florida. During 2018, the Company opened four new directly operated stores in the U.S., namely one in Chicago, one in Los Angeles-Costa Mesa, one in Paramus – New Jersey and one in Philadelphia (within the King of Prussia Mall). In 2019, one Natuzzi Italia store was opened in the Sarasota and the Fort Lauderdale store, initially opened in 2016, was relocated. In 2022, three new Natuzzi Editions stores were opened, of which one in Kennessaw, Georgia, operated directly by the Group, and two Natuzzi Editions stores, in South Lake and Dallas, Texas, managed in joint venture with a local partner. In 2023, six Natuzzi Italia stores were opened, and, specifically five DOS in San Diego, Manhasset, Houston, Miami and Atlanta, and one franchise in Forth Worth, as well as one Natuzzi Editions DOS operated in joint venture with a local partner. In 2024, one Natuzzi Italia DOS was opened in Denver. These store openings are part of the strategy announced in 2016 to open Company-managed stores in high traffic and prime retail locations, showcasing the new store design, merchandising concept and overall Natuzzi consumer experience.

As of December 31, 2024, there were 20 Natuzzi Italia stores in the Americas (18 in the U.S. and two in Mexico) and one Natuzzi Editions store in the U.S. directly managed by the Group, in addition to three Natuzzi Editions stores in the U.S. managed in joint venture with a local partner.

As of the same date, there were also 17 Natuzzi Italia stores operating in the Americas that are owned by local franchisees (seven in Brazil, three in the U.S., two in Venezuela, one in each of Argentina, Bolivia, Canada, Panama and Paraguay). Furthermore, as of the same date, there were 59 Natuzzi Editions franchise stores, of which 44 were located in Brazil, six in the U.S., two in each of Colombia, Ecuador and Uruguay, and one in each of Argentina, Perù and Venezuela.

2. EMEAI

In 2024, net sales of leather and fabric-upholstered furniture and beds as well as home furnishings in Europe (including Italy), the Middle East, Africa and India (collectively, “EMEAI”) were €144.8 million, down 4.0% compared to 2023, with the number of seats decreasing by 9.5% to 296,240 in 2024. Natuzzi branded sales amounted to a total of €137.4 million in 2024 (down 2.8% from 2023), and unbranded products net sales decreased by 21.3% to €7.4 million.

2a) West & South Europe (excluding Italy). The Group sells its products in West & South Europe (outside Italy) mainly through stores (franchises or directly operated stores). As of December 31, 2024, 49 stores were operating in Europe: 29 were under the Natuzzi Italia name (13 in the UK, eight in Spain, two in each of the Netherlands, Portugal and Switzerland, and one in each of Austria and France). As of the same date, there were 20 Natuzzi Editions stores of which 16 located in the UK, two in Spain, and one in each of Austria and Ireland. Of these stores, as of December 31, 2024, the Group directly owned 16, of which 14 were operated under the Natuzzi Italia name (eight in Spain, three in the UK, two in Switzerland and one in France) and two were operated under the Natuzzi Editions name, all in the UK.

2b) Italy. Since 1990, the Group has sold its upholstered products in Italy principally through the Divani&Divani by Natuzzi franchise network of furniture stores. As of December 31, 2024, there were 79 Divani&Divani by Natuzzi stores (of which 12 directly operated by the Company), and two Natuzzi Italia stores, all directly operated by the Company.

2c) Middle East, Africa and India. As of December 31, 2024, the Group had a total of 26 Natuzzi Italia stores in the Middle East, Africa and India: six in Israel, four in India, three in the United Arab Emirates, and one in each of Algeria, Bahrain, Bangladesh, Egypt, Iraq, Ivory Coast, Kuwait, Lebanon, Pakistan, Qatar, Saudi Arabia, Senegal and Tunisia. In addition, there were eight Natuzzi Editions franchise stores: three Natuzzi Editions stores were operating in Egypt, two in the United Arab Emirates and one in each of Israel, Kuwait and Senegal.

2d) Other EMEAI. As of December 31, 2024, 43 stores were operating in the remaining part of EMEAI: 27 were under the Natuzzi Italia name (five in Russia, three in each of Czech Republic and Turkey, two in Ukraine, and one in each of Azerbaijan, Bosnia, Bulgaria, Croatia, Cyprus, Greece, Hungary, Malta, Poland, Romania, Serbia, Slovakia, Slovenia and Uzbekistan). As of the same date, there were 16 Natuzzi Editions of which three in each of the Czech Republic and Slovakia, two in each of the Croatia and Romania, and one in each of Bosnia, Hungary, Malta, Poland, Serbia and Ukraine.

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

3. Asia-Pacific Region

In 2024, net sales of leather and fabric-upholstered furniture and beds as well as home furnishings in the Asia-Pacific region were €40.6 million, down 12.0% from 2022, and the number of seats sold decreased by 19.1% to 84,129 in 2023. In 2024, Natuzzi branded sales decreased by 11.9% to €39.3 million, and unbranded sales decreased by 11.3% to €1.3 million compared to 2023.

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

This joint venture is aimed at strengthening the Company’s retail network in Mainland China, Hong Kong and Macau (the “Territory”). Trading Co. distributes the Natuzzi Italia and Natuzzi Editions branded products through a network of single-brand directly operated stores and franchise stores in the Territory, as well as through online stores.

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

As of December 31, 2024, there were 98 Natuzzi Italia stores were operating in the Asia-Pacific market: 79 in China (of which 10 directly operated by the joint venture in China), five in Taiwan, four in each of Australia and South Korea, two in Hong Kong, and one in each of Indonesia, Philippines, Thailand and Vietnam. In addition, as of the same date, there were 223 Natuzzi Editions stores, of which 216 located in China (including six directly operated by the joint venture in China), and one in each of Australia, Hong Kong, South Korea, Philippines, Taiwan, Thailand and Vietnam. In addition, as of the same date, there were two Natuzzi Editions stores directly operated by the Group in Australia. The Group also maintains galleries in the Asia-Pacific region under the Natuzzi Italia and Natuzzi Editions.

Customer Credit Management

The Group maintains an active credit management program. The Group evaluates the creditworthiness of its customers on a case-by-case basis according to each customer’s credit history and information available to the Group. Throughout the world, the Group utilizes “open terms” in 80% of its sales and obtains credit insurance for about 71% of this amount; about 10% of the Group’s sales are commonly made to customers on a “cash against documents” and “cash on delivery” basis; lastly, about 10% of the Group’s sales are supported by a “letter of credit” or “payment in advance and at sight”. See Note 33(C) to the Consolidated Financial Statements. In July 2020, the Company renewed the Securitization Facility with the Assignee for an additional 5-year period. Originally entered into in July 2015, the Securitization Facility allows the Company to assign trade receivables to the Assignee for a maximum amount of €40.0 million, on a revolving basis, retaining substantially all of the risks and rewards (“pro-solvendo”) in the assigned trade receivables, in exchange for short-term credit, thereby continuing to provide the Company with an important and stable source of liquidity. Notably, under the Securitization Facility, the Company is entitled to assign a wide range of trade receivables, thus adding flexibility to the Company’s funding capacity. In view of the upcoming expiration of the Securitization Facility scheduled in July 2025, we have initiated preliminary discussions with the Assignee to explore potential renewal options. The Assignee has commenced the preliminary review process necessary to assess the terms that will form the basis for the subsequent decision-making phase, which is expected to be completed by the end of May 2025.

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

In March 2022, the Company presented to the Ministry a revised program with a new set of investments aimed at improving the flexibility of the industrial processes in its Italian plants located in the regions of Puglia and Basilicata, through the introduction of the “4.0” technologies together with a new workflow organization based on “cellular manufacturing”. According to such revised program, the total amount of investments is €34.4 million, of which €25.3 million is for the upgrade of the Italian plants in Puglia and Basilicata and €9.1 million for innovation, research and development expenses. The amount in grants from public incentives has not changed (i.e., €24.1 million, of which €7.2 million received in December 2019). In March 2023, the Ministry issued the approval decree providing for a total investment amount of €31.3 million, of which €23.6 million for the upgrade of the Italian plants in Puglia and Basilicata and €7.7 million for innovation, research and development expenses. The amount in grants from public incentives was about 70% of the €31.3 million investment amount, and the Ministry granted the Company up to €8.7 million capital grant and up to €13.6 million subsidized loan. The Company requested and obtained from the Ministry an extension of the deadline to December 31, 2023 to complete the investments under the program.

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

As a result, in 2023, the Ministry granted the Company a total of €3.1 million in capital grant (of which €1.6 million for the upgrade of the Italian plants in the Puglia and Basilicata regions, and €1.5 million for innovation, research, and development expenses), and a €5.7 million subsidized loan (of which €5.6 million for the upgrade of the Italian plants in the Puglia and Basilicata regions, and €0.1 million for innovation, research, and development expenses, the latter pertaining to the first set of expenditure documentation submitted to the Ministry in 2023). Of the total €8.8 million granted by the Ministry, €7.6 million was received in 2023, while €1.2 million was received on April 9, 2024. The investment program – covering both production and R&D – was formally approved on April 14, 2025, as confirmed by the official communication from the Ministry. Immediately thereafter, the Company began to prepare the final third set of expenditure documentation to be submitted to the Ministry pertaining to the investments and expenses incurred under the program from June 2023 to April 14, 2025.

In addition, the Ministry will grant the Company with further amounts of public grant in the form of subsidized loan (for €2.5 million) and capital grants (for €1.4 million) for innovation, research and development expenses as a result of the third set of expenditure documentation to be submitted to the Ministry by the Company in 2025.

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

The Group places environmental sustainability among the priority commitments of its business activities. Since 2003, in compliance with this commitment, the Group has implemented an environmental management system, certified ISO 14001, integrated with a quality management system, certified ISO 9001. These systems reflect Natuzzi’s commitment to offering high value products and services, while minimizing environmental impact and complying with all applicable laws and regulations.

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

In addition, in 2024 the Company accomplished The Responsibility Award. The Responsibility Award is an award issued by Bureau Veritas that confirms Natuzzi’s commitment to the responsible management of the three pillars of corporate management: Quality, Environment, and Corporate Social Responsibility.

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

Description of Properties

The location, approximate size and function of the principal physical properties used by the Group as of March 31, 2025 are set forth below:

Country	Location	Size (approximate square meters)	Function	Production Capacity per day	Unit of Measure
Italy	Santeramo in Colle (BA)	28,000	Headquarters, prototyping, showroom (owned)	N.A.	N.A.
Italy	Santeramo in Colle (BA)	2,000	Experimental laboratory: leather cutting, sewing, assembling wooden parts for frames, product assembly (owned)	55	Seats
Italy	Santeramo in Colle, Jesce (BA)	28,000	Sewing and product assembly (owned)	298	Seats
Italy	Matera La Martella	38,000	General warehouse of sofas and accessory furnishing (owned)	N.A.	N.A.
Italy	Matera, Jesce	12,500	Leather cutting, sewing, assembling wooden parts for frame, product assembly (owned)	180	Seats
Italy	Graviscella	8,000	Leather cutting, sewing, assembling wooden parts for frame, product assembly (owned)	122	Seats
Italy	Laterza (TA)	12,000	Leather and fabrics warehouse, leather and fabrics cutting (owned)	N.A.	N.A.
Italy	Laterza (TA)	10,500	Sewing, assembling wooden parts for frames, product assembly (owned)	184	Seats
Italy	Laterza (TA)	19,000	Semi-finished products and accessories warehouse (owned)	N.A.	N.A.
Italy	Pozzuolo del Friuli (UD)	21,000	Leather dyeing and finishing (owned)	11,000	Square Meters
U.S.A.	High Point, North Carolina	10,000	Office and showroom for Natuzzi Americas (leased) *	N.A.	N.A.
Romania	Baia Mare	75,600	Leather cutting, product assembly, manufacturing of wooden frames, polyurethane foam shaping, fiberfill production and wood and wooden product manufacturing (owned)	850	Seats
China	Quanjiao County – Anhui province	22,000	Sewing and product assembly, manufacturing of wooden frames, polyurethane foam shaping, fiberfill production (leased)	286	Seats
Brazil	Salvador de Bahia – Bahia	28,700	Leather cutting, sewing and product assembly, manufacturing of wooden frames, polyurethane foam shaping, fiberfill production (owned)	108	Seats

* For further details on the sale and sublease of the property located in High Point, see “Item 4. Information on the Company—Strategy”, “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” and Notes 7, 45 and 46 to the Consolidated Financial Statements included in this Annual Report.

The Group believes that its production facilities are suitable for its production needs and are well maintained.

Capital Expenditures

The following table sets forth the Group’s capital expenditures for the three-year period ended December 31, 2024:

	Year ending December 31,
	(millions of Euro)
	2024	2023	2022
Land and plants	0.4	0.4	1.2
Equipment	6.9	9.8	8.3
Intangible assets	4.1	1.0	1.2
Total	11.3	11.2	10.7

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

As of March 31, 2025, the Group spent €2.9 million on capital expenditures since January 1, 2025.

The Group expects that capital expenditures in 2025 will be around €7.0 million mainly related to the upgrade of the Italian and foreign factories and the expansion of our retail network. Capital expenditures in 2025 are expected to be financed mainly through long-term borrowings and cash flow generated by operations, as well as through public incentives. For information on potential impacts of macro-economic and political conditions, see “Item 3. Key Information—Risk Factors—Uncertain global macro-economic and political conditions, as well as trading policies and tariffs, could materially adversely affect our business, operations and economic and financial position.”

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

The consolidated financial statements of Natuzzi S.p.A. as at and for the years ended December 31, 2024 and 2023 have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”), including interpretations issued by the IFRS Interpretations Committee (“IFRS IC”) applicable to companies reporting under IFRS.

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

The following tables show the reconciliation of Adjusted EBITDA to profit or loss for the years ended December 31, 2024, 2023 and 2022 (amounts in thousands of euro).

	2024	2023	2022
Profit/(loss) for the year	(15,382)	(16,162)	1,288
Income tax expense	684	1,090	2,273
Profit/(loss) before tax	(14,698)	(15,072)	3,561
Adjustments for:
- Addition (subtraction) of net finance income/(costs)	8,818	8,470	5,245
- Addition (subtraction) of share of profit/(loss) equity-method inv.	(389)	(2,897)	(356)
- Addition of depreciation	19,619	21,331	20,619
- Addition of amortisation	1,569	1,041	1,031
- Subtraction of government grants only related to PPE	(1,455)	(1,648)	(1,473)
Adjusted EBITDA	13,464	11,225	28,627

In applying IFRS 16, in relation to the leases that were classified as operating leases, the Group recognizes depreciation and interest costs, instead of operating lease expense. In relation to those leases, the Group recognised €10.6 million of depreciation charges and €3.8 million of additional interest costs from leases in 2024 (€12.0 million and €3.1 million, respectively, in 2023; €11.8 million and €2.9 million, respectively, in 2022).

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

As of December 31, 2024, 2023 and 2022 our Net Financial Position was as reported in the following tables (amounts in thousands of euro):

	31/12/2024	31/12/2023	31/12/2022
Cash and cash equivalents	20,322	33,610	54,475
Bank overdrafts and short-term borrowings	(23,327)	(22,834)	(29,254)
Current portion of long-term borrowings	(4,532)	(5,200)	(5,806)
Non-current portion of long-term borrowings	(14,188)	(12,153)	(11,483)
Net Financial Position before lease liabilities, positive (negative)	(21,725)	(6,577)	7,932
Current portion of lease liabilities	(10,350)	(9,413)	(10,825)
Non-current portion of lease liabilities	(47,400)	(52,914)	(41,024)
Net Financial Position	(79,475)	(68,904)	(43,917)

In June 2024, Natuzzi Singapore granted a loan of US$ 1.4 million to TTF, a minority shareholder of Natuzzi Singapore, for a 12-month term, renewable for an additional 12 months. The agreed interest rate, set at US$ 1-Month Libor minus 0.25%, matches the interest rate Natuzzi Singapore would have obtained from a bank deposit. See Notes 17 and 45 to the Consolidated Financial Statements included in this Annual Report.

We believe our Net Financial Position provides useful information for investors because it gives evidence of our consolidated position either in terms of net indebtedness or net cash by measuring our capital resources based on cash and cash equivalents and the total level of our financial indebtedness.

Results of Operations

Summary — In 2024, similarly to 2023, our results of operations were affected by persisting macroeconomic and industry-specific challenges, including high levels of inflation and interest rates in recent years (although they started to decrease in the second half of 2024), which resulted in a stagnant real estate market and affected clients’ disposable incomes, thus causing consumers to delay or decrease investments in their existing homes and making them more price conscious, resulting in a shift in demand to less expensive products. See “Item 3. Key Information—Risk Factors—Uncertain global macro-economic and political conditions, as well as trading policies and tariffs, could materially adversely affect our business, operations and economic and financial position.” This led to a persisting weak sales decline also in 2024, affecting the Company’s ability to adequately absorb fixed costs.

The decrease in revenue, almost entirely concentrated in the last quarter of 2024, was also attributable to the strategic shift in production from the Shanghai facility to the recently established plant in Quanjiao, which affected deliveries of Natuzzi Editions products in the last part of the year. This transition also required the transfer of part of production of Natuzzi Editions products for the North American market to the Group’s European manufacturing sites. Management is actively working to strengthen the operational capacity at the Chinese facility to better serve exclusively the local market and to increase production at the European plants to adequately support the North American demand. These initiatives are aimed at reducing the order backlog, which increased by €6.4 million in the last quarter of 2024, primarily concentrated in the European operations.

Furthermore, the overall result for the year 2024 was burdened by €5.3 million in labor-related costs associated with the Group’s staff reduction program, of which €4.5 million were included in cost of sales, €0.5 million in selling expenses, and €0.3 million in administrative expenses.

In 2023, net sales declined compared to 2022, which benefitted from a €58.4 million reduction in the order backlog accumulated through December 31, 2021, due to supply chain disruptions in 2021, which significantly constrained product deliveries in that year. As a result, part of such orders was recognised in 2022, thus contributing to increasing 2022 net sales.

In 2022, our results of operations were characterized by increased revenue and improved operating results, despite continued supply chain complications during the first months of 2022, the lockdown in China following a resurgence of COVID-19 cases, which prompted local authorities to implement strict containment measures, and the increase in the cost of raw materials, semi-finished goods and energy following the outbreak of the war in Ukraine. In response to this inflationary environment, the Company implemented sequential price-list adjustments, to protect the margins of its operations.

In 2022, our operations in China were limited by the strict lockdown measures imposed by local authorities for most of the second quarter of 2022 in response to the resurgence of the COVID-19 pandemic in some regions, including Shanghai, where our factory is located. This factory produces Natuzzi Editions products mainly for the APAC and North America regions. The impact in terms of lost production was estimated at about €15 million for the second quarter, as the factory was completely closed from March 28, 2022 to May 3, 2022, when it resumed its operations at 20% of its capacity. Only at the beginning of June 2022 most of the workforce of Natuzzi China was allowed to return to work. Further, 18 points of sales in China were closed from the end of March through the end of May. Additionally, store traffic in China declined as customers shopped less frequently to minimize potential exposure to the COVID-19 pandemic.

In the last few years, the Group has started a thorough reorganization process covering its industrial, sales and service operations.

The following table sets forth selected financial highlights of the Group for the years ended December 31, 2024, 2023 and 2022.

	2024	2023	2022
	(millions of euro, except for percentages)
Consolidated Statement of Profit or Loss Data:
Revenue	318.8	328.6	468.5
YoY % change in Revenue	-3.0%	-29.9%	9.6%

Branded sales on main business*	92.7%	92.5%	89.4%
* Sales of upholstered and other home furnishings products

Gross Profit	115.7	112.9	164.3
Gross Margin	36.3%	34.3%	35.1%

Operating Profit/(Loss)	(6.3)	(9.5)	8.5
Operating Margin	-2.0%	-2.9%	1.8%

Adjusted EBITDA	13.5	11.2	28.6
Adjusted EBITDA margin	4.2%	3.4%	6.1%

Group’s Cash and cash equivalents (as at Dec. 31)	20.3	33.6	54.5

For a description of how Adjusted EBITDA is computed, see “—Non-GAAP Financial Measures” above. Adjusted EBITDA margin is calculated as the ratio between Adjusted EBITDA and Revenue.

The Company intends to continue to pursue its strategy for the future by focusing on some key cornerstones including: i) a confirmed focus on controlled distribution through single-brand stores, both owned and franchised, in priority markets, such as the U.S., China and Europe, primarily the UK and Italy; ii) a review of the Group’s production allocation, including the collaboration with external industrial partners located in low-cost countries to further enhance overall efficiency; iii) the disposal of certain assets no longer in line with the strategic development adopted by the Group to obtain proceeds to be reinvested in retail expansion and restructuring programs; and iv) a generalized streamlining of processes and costs.

2024 Compared to 2023

The Consolidated Financial Statements have been prepared on a going concern basis, which assumes that the Group will be reasonably able to meet its obligations as they fall due within one year from the date of the approval of these consolidated financial statements. The Board of Directors reasonably expects that management’s plans, together with the cash equivalents, order flow and unused credit facilities as of December 31, 2024, will be sufficient to enable the Group to meet its obligations. As of December 31, 2024, the Group’s cash and cash equivalents amounted to €20.3 million (€33.6 million as of December 31, 2023), while the unused portion of the credit facilities available to the Group (for further details, see Note 28 to the Consolidated Financial Statements) amounted to €32.6 million (€31.1 million as of December 31, 2023).

Revenue for 2024, including sales of leather and fabric-upholstered furniture, home furnishings accessories and other sales (mainly sales of leather and other raw materials sold to third parties), were €318.8 million, down 3.0% from €328.6 million in 2023. This decrease was mainly due to persisting macroeconomic and industry-specific challenges, including high levels of inflation and interest rates in recent years (although they started to decrease in the second half of 2024), which resulted in a stagnant real estate market and affected clients’ disposable incomes, thus causing consumers to delay or decrease investments in their existing homes and making them more price conscious, resulting in a shift in demand to less expensive products. The decrease in revenue, almost entirely concentrated in the last quarter of 2024, was also attributable to the strategic shift in production from the Shanghai facility to the recently established plant in Quanjiao, which affected deliveries of Natuzzi Editions products in the last part of the year. This transition also required the transfer of part of production of Natuzzi Editions products for the North American market to the Group’s European manufacturing sites. The restructuring of the Group’s Asian operations initially led to temporary production imbalances, resulting in lower invoiced sales. Management is actively working to strengthen the operational capacity at the Chinese facility to better serve exclusively the local market and to increase production at the European plants to adequately support the North American demand. These initiatives are aimed at reducing the order backlog, which increased by €6.4 million in the last quarter of 2024, primarily concentrated in the European operations.

Sales of upholstery furniture and home furnishing accessories (“main business”) were €310.5 million, down 2.9% from €319.8 million in 2023, as a result of a 2.7% decrease in sales in the Natuzzi branded products (Natuzzi Italia, Natuzzi Editions and Divani&Divani by Natuzzi) and a 5.3% decrease in sales in the unbranded products.

Other sales (sales of polyurethane foam and other raw materials to third parties) were €8.3 million in 2024, compared to €8.8 million in 2023.

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

In 2024, Natuzzi’s branded invoiced sales amounted to €287.9 million, a decrease of 2.7% compared to 2023. In 2024, invoiced branded sales represented 92.7% of our main business, compared to 92.5% in 2023. The following is the contribution of each brand to 2023 invoiced sales:

•
Natuzzi Italia invoiced sales amounted to €120.5 million, an increase of 1.0% compared to 2023;
•
Natuzzi Editions invoiced sales (including sales from “Divani&Divani by Natuzzi” in Italy) amounted to €167.4 million, a decrease of 5.2% compared to 2023.

A2. Unbranded business.

Invoiced sales from our unbranded business amounted to €22.6 million, a decrease of 5.3% compared to 2023.

The Group’s strategy is to focus on selected large accounts and serve them with a more efficient go-to-market model. In order to increase production flexibility and competitiveness, in 2020 the Company started to outsource in Vietnam part of its unbranded production for some key accounts in the U.S. The Company expects to gradually serve most of its mass-merchant distributors located in North America through such Vietnamese outsourced production.

As part of the general review of the Group’s manufacturing footprint, the Company continues to explore further external production capacity in low-cost countries to increase its production capacity and flexibility, particularly with regard to its unbranded production.

B. Distribution

As of December 31, 2024, the Group distributes its branded collections in more than 100 countries, of which 53 DOS, three DOS in the U.S. managed in joint venture with a local partner, in addition to 16 DOS operated by our joint venture in China, 558 franchise mono-brand Natuzzi stores (“FOS”), 650 wholesale points of sale, represented by 427 shop-in-shop Natuzzi galleries (including 13 concessions directly operated by the Group) and other smaller points of sale in multi-brand stores operated by third parties. See “Item 4. Information on the Company—Markets” for further information regarding our distribution network.

In 2024, sales generated by the points of sales directly operated by the Group (DOS and concessions) were €76.1 million, up 4.1% compared to 2023, mainly due to the extension of the DOS network in the U.S. in 2024 compared to 2023.

In 2024, invoiced sales from franchise mono-brand Natuzzi stores amounted to €125.0 million, a decrease of 5.4% compared to 2023.

The Group also sells its products through the wholesale channel, consisting primarily of Natuzzi-branded galleries in multi-brand stores as well as mass distributors selling unbranded products. In 2024, invoiced sales from the wholesale channel amounted to €109.4 million, a decrease of 4.6% compared to 2023.

Cost of Sales in 2024 was €203.1 million (or 63.7% as a percentage of revenue), as compared to €215.8 million (or 65.7% of revenue) in 2023.

The decrease in sales between 2024 and 2023 resulted in a higher incidence of fixed costs on sales, which was more than offset by enhanced efficiency in raw material consumption, improved brand and channel mix, and pricing discipline.

In 2024 and 2023, the Group continued to implement its program aimed at reducing its redundant workforce. See “Item 3. Key Information—Risk Factors— We have redundant workers at our Italian operations, which remains an unresolved issue, and have benefited in 2024 and in previous years from temporary work force reduction programs; if we continue to be unable to reduce our redundant workers and/or if such temporary work force reduction programs are not continued, our business, results of operations and liquidity may continue to be impacted or may be impacted at a greater extent.”

In 2024, within cost of sales, the Group accounted for labor-related costs of €4.5 million for its incentive program to reduce the redundant workforce at the Italian plants and €0.4 million for the accrual made for legal proceedings risks. In addition, in 2024, we experienced labor costs increase in Romania, as part of the government’s plan to increase the minimum wage, then in Italy, due to the renegotiation of national collective bargaining agreements, and in China, as a result of a government savings program (also mandatory for employers) aimed at helping employees afford housing.

In 2023, the Group accounted, within cost of sales, for labor-related costs of €6.3 million for its incentive program to reduce the redundant workforce at the Italian plants and €1.2 million for the accrual made for legal proceedings risks.

Gross Profit. During 2024, the Group’s consolidated gross profit was €115.7 million, or 36.3% of revenue, compared to €112.9 million in 2023, or 34.3% of revenue. Net of the €4.5 million related to its incentive program to reduce the redundant workforce, the gross margin for 2024 would have been 37.7%. Similarly, in 2023, the gross margin, net of the €6.3 million related to its incentive program to reduce the redundant workforce, would have been 36.3%.

The increase in gross profit as a percentage of revenue (“gross margin”) was mainly due to the enhanced efficiency in raw material consumption, an improved brand and channel mix (with higher sales from Natuzzi branded products and higher sales from DOS), and pricing discipline, notwithstanding the deleveraging of fixed costs due to the decrease in revenue.

Selling expenses, administrative expenses, impairment on trade receivables and other income/expenses in 2024 were €122.0 million (or 38.3% on revenue) compared to €122.4 million (or 37.2% on revenue) in 2023. The increase in the percentage on revenue is mainly due to the deleveraging of fixed costs due to the decrease in revenue.

In 2024, selling expenses amounted to €90.2 million, down from €91.4 million in 2023. This decrease primarily resulted from a €1.6 million reduction in shipping and handling costs due to lower revenue, a €0.9 million decrease in customs duties resulting from reduced manufacturing in Asia for the North American market, and a €0.5 million decrease in sales representative commissions due to lower revenue. Selling expenses include €0.5 million accrued for an incentive program to reduce redundant employees and additional fixed costs associated with the DOS network extension, as well as impairment losses for non-financial assets related to our retail operations principally in Europe, for a total of €0.4 million, accounted for in the last quarter of 2024. Lastly, the remaining difference is mainly attributable to lower extraordinary income compared to 2023.

In 2024, administrative expenses were €36.0 million, down from €37.6 million in 2023. This decrease is primarily related to higher government grants of €1.2 million compared to 2023. Labor-related costs within administrative expenses include an accrual of €0.4 million for the incentive program to reduce redundant employees at the Italian headquarters. Additionally, expenses for software license and maintenance increased by €0.8 million. Finally, in 2024 the Group reported a €1.6 million reduction in other administrative expenses (in particular, travel expenses, printing and stationery and general maintenance).

In 2024, the Company also accounted for an accrual of €0.4 million for higher labor cost (€0.6 million in 2023), within selling and administrative expenses, based on an independent qualified third-party estimation of the fair value of the equity instruments granted under the stock option plan approved in July 2022 by the Company’s Board of Directors (the “SOP”).

In 2024, the Group accrued €0.3 million on trade receivables, compared to nil in 2023. See Notes 15 and 33 to the Consolidated Financial Statements.

For further details, see Notes 37 and 38 to the Consolidated Financial Statements.

Operating Result. The Group reported an operating loss of €6.3 million in 2024 compared to an operating loss of €9.5 million in 2023 due to the factors described above.

Net finance income/(costs). The Group had net finance costs of €8.8 million in 2024 as compared to net finance costs of €8.5 million in 2023, mainly due to persisting high interest rates. See Note 39 to the Consolidated Financial Statements.

Net finance costs of 2024 include:

—
finance income of €0.8 million (€0.9 million in 2023);

—
finance costs of €10.2 million (€9.3 million in 2023); and
—
net exchange rate gains of €0.6 million (net exchange rate losses of €0.1 million in 2023).

The Group recorded net exchange rate gains of €0.6 million in 2024, as compared to net exchange rate losses of €0.1 million in 2023. See Note 40 to the Consolidated Financial Statements.

The net exchange rate gains in 2024 primarily reflected the following factors:

—
net realized losses of €0.2 million in 2024 (compared to net realized gains of €1.3 million in 2023) on domestic currency swaps due to the difference between the forward rates of the domestic currency swaps and the spot rates at which the domestic currency swaps were settled (the Group uses forward rate contracts to hedge its price risks against unfavorable exchange rate variations);
—
net realized gains of €0.4 million in 2024 (compared to net realized losses of €0.4 million in 2023), resulting from the difference between invoice exchange rates and collection/payment exchange rates;
—
net unrealized losses of €0.4 million in 2024 (compared to net unrealized losses of €0.7 million in 2023), resulting from the mark-to-market evaluation of domestic currency swaps;
—
net unrealized gains of €1.0 million in 2024 (compared to net unrealized gains of €0.1 million in 2023) on trade receivables and payables; and
—
net unrealized losses of €0.2 million in 2024 (compared to net unrealized losses of €0.4 million in 2023), from the translation of non-monetary assets for the Company’s Romanian subsidiary adopting Euro as its functional currency.

The Group does not use hedge accounting and records all fair value changes of its domestic currency swaps in its statement of profit or loss.

Profit/(loss) before tax and income tax expense. In 2024, the Group reported a loss before tax of €14.7 million and income tax expense of €0.7 million, compared to a loss before tax of €15.1 million and income tax expense of €1.1 million. For additional information about the Group’s income tax expense, see Note 41 to the Consolidated Financial Statements.

Profit/(loss) for the year. As a result of the above-mentioned factors, the Group reported a loss of €15.4 million in 2024, as compared to a loss of €16.2 million in 2023. On a per-ordinary share basis, the Group had a loss of €0.28 in 2024, as compared to a loss of €0.29 in 2023 (see Note 42 to the Consolidated Financial Statements).

2023 Compared to 2022

Please refer to the Company’s annual report on Form 20-F filed with the SEC on April 30, 2024.

Liquidity and Capital Resources

Our business has relied on cash flows from operations as well as borrowings under our credit facilities as our primary sources of liquidity. Our liquidity may be adversely affected by uncertain global macro-economic and political conditions. See “Item 3. Key Information—Risk Factors—Uncertain global macro-economic and political conditions, as well as trading policies and tariffs, could materially adversely affect our business, operations and economic and financial position”, “Item 3. Key Information—Risk Factors—Increases in raw material, transportation and labor costs could have a material adverse effect on our results of operations” and “Item 3. Key Information—Risk Factors—Our ability to generate the significant amount of cash needed to service our debt obligations and comply with our other financial obligations, and our ability to refinance all or a portion of our indebtedness or obtain additional financing, depend on multiple factors, many of which may be beyond our control.”

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

In 2024, the Group reported an operating loss of €6.3 million, compared to an operating loss of €9.5 million in 2023. See “Item 3. Key Information—Risk Factors—We have a history of operating losses and cannot assure you that we will be profitable in the future;

our future profitability, financial condition and ability to maintain adequate levels of liquidity depend, to a large extent, on our ability to overcome operational challenges.”

As of December 31, 2024, the Group’s cash and cash equivalents amounted to €20.3 million, its long-term borrowings amounted to €18.7 million, including the current portion of €4.5 million, and its bank overdrafts and short-term borrowings amounted to €23.3 million. Furthermore, as of December 31, 2024, the unused portion of credit facilities available to the Group, for which no commitment fees are due, amounts to €33.6 million. Such unused portion is related to a non-recourse factoring agreement for export-related trade receivables (€28.4 million), borrowings to be secured with trade receivables (€2.9 million) and bank overdrafts (€2.2 million). See Note 28 to the Consolidated Financial Statements.

As of December 31, 2024, the Group’s net financial position, which includes current and non-current lease liabilities, was negative at €79.5 million, compared to a negative net financial position of €68.9 million at the end of 2023. See Notes 18, 20, 21 and 28 to the Consolidated Financial Statements.

Although we had €20.3 million in cash and cash equivalents as at December 31, 2024, €5.1 million of this amount is located at our Asian subsidiaries, of which €0.8 million at our Chinese subsidiaries and €4.2 million at our Singapore subsidiary. If management intends to move this cash from China by way of a dividend distribution, a withholding tax of 10% and the income taxes in Italy (equal to 24.0% on 5% of the dividends distributed) would have to be paid.

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

Specifically, in its cash flow forecasts for the 18-month period through June 2026, management has taken into account the following factors:

─ Disposal of certain assets, no longer in line with the Group’s current strategy: a commercial building located in High Point, North Carolina, which was sold on March 25, 2025, and a plot of land in Romania, located near our Romanian plant in Baia Mare, for which a preliminary sale agreement was signed in November 2024. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” and Notes 7, 45 and 46 to the Consolidated Financial Statements.

─ The obtaining of further capital grants and subsidized loans from public incentives amounting to €3.7 million and the utilization of the unused portion of available credit facilities. See “Item 4. Incentive Programs and Tax Benefits.”

─ Cash inflow from our joint venture in China, resulting from a dividend distribution, amounting to €2.7 million.

─ Investment plan focusing only on specific initiatives in either retail, demonstrating short-term revenue potential with a focus on margin enhancement, or in production to improve efficiency at our operations in China, Vietnam and Italian plants. Retail investments include only the potential opening of one DOS in Europe.

─ Utilization of certain social safety nets provided by the Italian government (such as CIGS or the Solidarity Agreement), enabling the Company and certain of its subsidiaries in Italy to pay reduced salaries to workers for a specified period.

─ Stricter overall control over discretionary selling and administrative expenses, and incentives to encourage redundant employees to leave the Group voluntarily under individual agreements.

─ Discontinuation of supplies of finished products to low-margin distributors, renegotiation of selling prices, and review of purchase terms and prices of raw materials and semi-finished products.

─ Re-engineering and rationalization of Natuzzi Italia, Natuzzi Editions, and unbranded collection products to reduce overall industrial complexity and improve working capital.

─ Potential opening of one DOS directly operated by the Group and one Natuzzi store directly operated by the joint venture in China, in addition to approximately 50 Natuzzi mono-brand stores operated by third-party dealers under franchising agreements.

The actions outlined above delineate the strategies and executive plan that management intends to adopt to address the financial challenges and ensure the operational continuity of the Group, leveraging the strengths of the business, while maintaining a focus on improving profitability and protecting liquidity.

In a worst-case scenario, as prepared by management, cash flow forecasts indicate that, with further anticipated actions such as reduced investments, potential reduction in the share capital of the Chinese joint venture, further saving actions on discretionary costs, the Group expects to have adequate funds to meet liabilities within one year from the approval of the Consolidated Financial Statements.

Cash Flows — The Group’s cash and cash equivalents, net of bank overdraft repayable on demand, were €17.0 million as of December 31, 2024, compared to €31.6 million as of December 31, 2023. The most significant items in the Group’s cash flows in 2024 are described below.

In 2024, net cash provided by operating activities was €1.7 million (in 2023, €3.2 million of net cash provided by operations) as a result of:

•
a loss for the period of €15.4 million;
•
adjustments for non-monetary items of €27.9 million, of which depreciation and amortization of €21.2 million;
•
a negative contribution of €3.6 million from working capital change, primarily due to a €7.9 million increase in trade payables and contract liabilities, a €2.5 million decrease in trade receivables and other assets, partially offset by a cash out of €10.7 million in connection with the reduction of the Group’s employees, a €0.7 million increase in inventories and a €2.6 million decrease in provisions;
•
interest and taxes paid of €7.3 million.

During 2024, €4.3 million of net cash was used by investing activities, mainly as a result of €7.1 million of cash invested in capital expenditures, in addition to €1.3 million related to a loan granted to a minority shareholder, partially offset by €4.1 million deriving from advance payments received in connection with the preliminary agreements entered into for the sale of a property located in High Point, North Carolina, USA, and a plot of a land in Romania. See Notes 7, 17 and 45 to the Consolidated Financial Statements.

Cash used in financing activities in 2024 was €12.8 million (compared to €15.7 million of cash used in financing activities in 2023), due to the repayment of long-term borrowing for €4.8 million, the repayment of €0.8 million for short-term borrowing and €10.3 million for lease repayment, €0.1 million for distribution of dividends to non-controlling interests (see Note 2 to the Consolidated Financial Statements), partially offset by €3.0 million received from new financing from an Italian financial institution, and €0.3 million as subsidized loans in connection with a public incentive program aimed at modernization of the Italian factories.

Bank overdrafts repayable on demand were €3.3 million as of December 31, 2024, compared to €2.0 million as of December 31, 2023.

As a result, as of December 31, 2024, cash and cash equivalents in the statement of financial position was €20.3 million, compared to €33.6 million as of December 31, 2023.

As of December 31, 2024, the Group’s long-term contractual cash obligations and commercial commitments (whose amounts are gross and undiscounted and include contractual interest payments) amounted to €115.8 million, of which €42.0 million comes due in 2025.

In particular, as of December 31, 2024, gross and undiscounted amounts related to the Group’s Bank overdrafts and borrowings, amounted to €45.0 million, of which €28.4 million comes due in 2025. The Group’s undiscounted value of total bank debt represented 83.2% of equity attributable to the owners of the Company as of December 31, 2024 (64.2% as of December 31, 2023). See Notes 19 and 33 to the Consolidated Financial Statements.

Furthermore, as of December 31, 2024, gross and undiscounted amount related to the Group’s lease liabilities amounted to €70.9 million, of which €13.6 million comes due in 2025. The Group’s undiscounted value of lease liabilities represented 131.3% of equity attributable to the owners of the Company as of December 31, 2024 (113.2% as of December 31, 2023). See Notes 19 and 33 to the Consolidated Financial Statements.

See “Contractual Obligations and Commitments” below.

The Group’s discounted value of long-term borrowings represented 34.7% of equity attributable to the owners of the Company as of December 31, 2024 (25.2% as of December 31, 2023) (see Notes 19 and 20 to the Consolidated Financial Statements). During 2024, the Company made all installment payments related to its long-term-borrowings.

See also “Item 3. Key Information—Risk Factors—Uncertain global macro-economic and political conditions, as well as trading policies and tariffs, could materially adversely affect our business, operations and economic and financial position” and “Item 3. Key Information—Risk Factors—Increases in raw material, transportation and labor costs could have a material adverse effect on our results of operations” for a discussion of the impact of supply chain disruptions, increases in the price of raw materials, transportation and labor costs and uncertainties resulting from the global macro-economic and political conditions on our capital expenditures.

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

As of December 31, 2024, the undiscounted Group’s long-term borrowings consisted of €21.6 million (including €5.1 million of the current portion of such debt) and its short-term borrowings consisted of €23.3 million outstanding under its existing lines of credit, comprised entirely of bank overdrafts and short-term borrowings. The undiscounted lease liabilities amounted to €70.9 million (including €13.6 million as current portion).

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

The following table sets forth the contractual obligations and commercial commitments of the Group as of December 31, 2024 (the amounts are gross and undiscounted and include contractual interest payments):

	Payments Due by Period (thousands of euro)
Contractual Obligations	Total	Less than 1 year	1-2 years	2-5 years	After 5 years
Long-term borrowings	21,630	5,085	2,568	8,034	5,943
Bank overdrafts and short-term borrowings	23,327	23,327	—	—	—
Total Debt	44,957	28,412	2,568	8,034	5,943
Leases liabilities (1)	70,893	13,629	12,513	26,781	17,970
Total Contractual Cash Obligations	115,850	42,041	15,081	34,815	23,913

(1)
Lease liabilities relate to the Group’s lease contracts for buildings of its retail stores, warehouses, factory facilities and vehicles. See Notes 9 and 21 to the Consolidated Financial Statements.

Under Italian law, the Company and its Italian subsidiaries are required to pay a termination indemnity to their employees when these cease their employment with the Company or the relevant subsidiary. Likewise, the Company and its Italian subsidiaries are required to pay an indemnity to their sales agents upon termination of the sales agent’s agreement. As of December 31, 2024, the Group accrued an aggregate employee’s leaving entitlement of €11.6 million. In addition, as of December 31, 2024, the Company accrued an aggregate sales agent termination indemnity of €0.8 million. See Notes 24 and 26 to the Consolidated Financial Statements. These amounts are not reflected in the tables above.

In addition, in light of the extraordinary challenges imposed by COVID-19 on the Group, on February 28, 2020, the Company’s majority shareholder entered into an agreement with it setting forth its undertaking, should the Company so request, to make advance payments of up to €15.0 million to satisfy the subscription price of a future rights issue. On February 28, 2020, the Company requested an initial payment of €2.5 million which it received on March 2, 2020. Therefore, as at December 31, 2023, the amount of €2.5 million to be paid back to the majority shareholder has been included in the caption “Other payables” of the statement of financial position. On April 9, 2024, a new agreement was executed, terminating the previous agreement entered into on February 28, 2020 and converting the aforementioned €2.5 million into a loan agreement effective from March 31, 2024, with maturity on March 31, 2027, and subject to an interest rate of 2.5%. See Notes 20 and 45 to the Consolidated Financial Statements.

As at December 31, 2024, within the provision for legal claims, €3.8 million (€5.9 million as at December 31, 2023) refers to the probable contingent legal liability related to legal procedures initiated by 98 workers against the Company for the misapplication of the social security procedure called CIGS (Cassa Integrazione Guadagni Straordinaria). According to the CIGS procedure, the Company pays a reduced salary to the worker for a certain period of time based on formal agreements signed with the trade unions and other public social parties. In particular, these 98 workers are claiming in the legal procedures that the Company applied CIGS during the period from 2004 to 2016 without foreseeing any time rotation. In May 2017, the Company received from the Italian Supreme Court of Justice (“Corte di Cassazione”) an adverse decision for the above litigation related to only two workers. Based on this unfavorable decision, the Company, with the support of its legal counsel, has assessed that the liability for legal procedures initiated by all 98 workers is €3.8 million as of December 31, 2024. See Note 26 to the Consolidated Financial Statements.

The Group is involved in a number of claims (including tax claims) and legal actions arising in the ordinary course of business. As of December 31, 2024, the Group had accrued total provisions relating to these contingent liabilities in the amount of €5.9 million. See “Item 8. Financial Information—Legal and Governmental Proceedings” and Note 26 to the Consolidated Financial Statements.

Off-Balance Sheet Arrangements — As of December 31, 2024, neither Natuzzi S.p.A. nor any of its subsidiaries was a party to any off-balance sheet arrangements.

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

During the first months of 2025, global economic activity showed signs of deceleration, particularly in the United States, where the heightened uncertainty regarding future economic prospects adversely affected both businesses and consumer confidence. In the fourth quarter of 2024, the U.S. economy continued to expand, but at a slower pace than in the third quarter of 2024. By early 2025, consumer spending, which had been the main driver of economic growth in 2024, began to weaken.

In China, economic activity accelerated in the fourth quarter of 2024. However, consumer demand remained subdued at the beginning of 2025. In March 2025, the Chinese government announced a real GDP growth target of “around 5%” for the year 2025, while raising the fiscal deficit target by one percentage point to 4% of GDP.

Leading economic indicators, such as the Purchasing Managers’ Indices (PMI) compiled prior to April 2, 2025, presented a mixed picture across sectors and geographies. On average, manufacturing PMIs in both China and the United States hovered just above the expansion threshold in the first quarter, indicating modest growth in the early months of the year.

Global trade lost momentum in the fourth quarter of 2024, despite a notable increase in the exchange of goods in December 2024. This downward trend continued into January 2025, largely driven by a sharp increase in U.S. imports. These trends suggest that anticipatory purchases, aimed at mitigating the expected negative impact of the new tariffs announced by the newly elected U.S. presidential administration, temporarily boosted trade flows. During the winter months of 2025, global manufacturing export order indices, while improving, remained below levels consistent with robust expansion.

On April 2, 2025, the U.S. administration announced sweeping new tariffs on all imports, with particularly steep increases targeting countries with trade surpluses with the United States, including China, the European Union, Japan, and certain Southeast Asian economies. On April 9, 2025, the U.S. administration partially suspended the application of the new tariffs for a period of ninety days for key trading partners, with the exception of China. Tariffs on goods imported from China were raised to over 100% as a result of Beijing’s imposition of nearly symmetrical retaliatory measures. These developments, along with continued uncertainty regarding their implementation and potential countermeasures, pose significant downside risks to global trade flows. The April 2, 2025 announcement marks a clear departure from past trade policies and introduces considerable uncertainty into the outlook for global trade. As a result, projections for global economic growth have been revised downward. According to OECD estimates published in March 2025, global GDP is expected to grow by 3.1% in 2025, reflecting a slowdown from the previous year and a downward revision from the December 2024 forecasts.

Substantial divergences in growth trajectories persist among major advanced economies. Growth in the U.S. is projected at 2.2% (with a decline from 2024), China’s growth is expected to remain close to 5%, while growth in the Eurozone maintains a downward trajectory. Escalating trade tensions among the United States, Europe, and China pose a significant downside risk to global economic activity, as well as an upside risk to inflationary pressures, particularly in the United States.

At the March 2025 meeting, the Federal Reserve kept benchmark interest rates unchanged at 4.25-4.50%. In response to a deteriorating growth outlook and expectations of rising price pressures, partly driven by tariff announcements, the Federal Open Market Committee (FOMC) projections suggest the potential for up to two rate cuts by the end of 2025, contingent upon the evolving economic environment. Similarly, the Bank of England and the Bank of Japan kept their policy rates unchanged in March 2025, at 4.5% and 0.5%, respectively. The People’s Bank of China reaffirmed its accommodative stance and committed to continue supporting economic activity by keeping the one-year and five-year loan prime rates unchanged at 3.1% and 3.6%, respectively.

In the Eurozone, recent indicators point to continued moderate GDP growth in the first quarter of 2025. In the fourth quarter of 2024, economic activity in the Eurozone expanded by 0.2% compared to the third quarter (down from 0.4% in the third quarter of 2024). Value-added services and construction increased, while industrial production declined. GDP contracted in Germany and France by 0.2% and 0.1%, respectively, while Italy recorded a slight increase of 0.1% and Spain continued to show robust growth of 0.8%. In the fourth quarter of 2024, household consumption in the Eurozone continued to grow, but at a slower pace than in the previous quarter. Available data suggest that consumption growth remained subdued in the first quarter of 2025, constrained by weak household confidence, which continues to lag behind historical averages.

In addition, the new trade tariffs that the U.S. administration has introduced, or may in the future introduce, pose significant risks to the Eurozone economic outlook. According to trade data, exports of goods increased in January 2025, both within and outside the Eurozone. The increase in exports, particularly to the United States, may reflect front-loading of purchases in anticipation of the tariffs recently announced by the U.S. administration.

During 2024, inflation in the European region remained slightly above 2%. At its meetings in January and March 2025, the Governing Council of the European Central Bank reduced the central bank deposit rate by a total of 50 basis points, bringing it to 2.5%. This reduction brings the cumulative reduction in the central bank deposit rate since the beginning of the monetary easing cycle to 150 basis points, the effects of which are gradually feeding through to credit conditions, in line with historical patterns.

Oil and gas prices, which spiked in February and March 2025, have since declined amid expectations of weakening global demand. Global growth forecasts, which were already cautious before April 2025, are likely to come under downward pressure as a result of escalating trade tensions in an environment of heightened uncertainty about future international relations.

Considering the uncertainties surrounding the developments of the war in Ukraine, the Israel-Hamas conflict, the related conflicts in the Middle East and any escalation thereof, the related inflationary pressure on raw materials and energy prices, and the related repercussions on household purchasing power, as well as those resulting from the recently heightened tensions over trade tariffs, it is difficult to determine the likely extent of the economic and social effects of these factors on international markets and, consequently, on the Group’s results for the rest of the current year.

Total Group’s order flow through the first 14 weeks of 2025 — The robust trend of orders that characterized the post-pandemic period until the first three months of 2022 gave way to a period of weakness that lasted through all of 2023 and 2024 and the first 14 weeks of 2025, mainly due to concurring of negative geopolitical and macroeconomics events (including the war in Ukraine, and the ongoing conflicts in the Middle East, lower disposable income for consumers, and stock market volatility) that have negatively affected the overall economies of the main regions in which we operate.

In addition, the furniture sector continued to be directly and negatively impacted by specific factors, such as the continued weakness in the housing market and a more prudent buying attitude of consumers towards durable goods.

In the first 14 weeks of 2025, the sell-in order flow of our branded business (i.e., Natuzzi Italia, Natuzzi Editions and Divani&Divani by Natuzzi) decreased by low-single digits compared to the same period in 2024.

During the first 14 weeks of 2025, the sell-in order flow of our DOS and concession network decreased by low-single digits compared to the same period in 2024, also as a result of the closure of underperforming DOS in Spain, Switzerland and Italy.

The Group’s unbranded business, which represented 6.4% of our total sell-in in the first 14 weeks of 2025, compared to 8.3% in the same period in 2024, was down by 26.1% in the first 14 weeks of 2025 compared to the same period in 2024, mainly due to the progressive refocusing of the Company on its branded business.

The total sell-in order flow in the first 14 weeks of 2025 was medium-single digit lower than the first 14 weeks of 2024 as well as medium-single digit lower than our internal estimates, due to the factors mentioned above.

We have implemented and continue to implement a number of initiatives to support our sales, including revamping our merchandising, advertising, in-store communication, sale-staff training, strengthening our commercial organization of both retail and wholesale channels, as well as the Project division.

However, if the current negative trend persists, global trade relations worsen as a result of any development regarding the actual or potential imposition of new or increased import tariffs by the U.S. administration, and our order levels remain low, it might adversely impact our margin and other results of operations in 2025.

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

The identified CGUs are the sofa manufacturing facilities located in Italy, Brazil, Romania, and China, as well as each of the retail stores directly operated by the Group.

Assets not in use/to be disposed of are reported at the lower of their carrying amount and their fair value less cost to sell. Estimated fair value is generally determined through various valuation techniques including quoted market values and third-party independent appraisals, as considered necessary.

In 2024, the Company performed the impairment assessment of property, plant and equipment and right-of-use assets included in several cash generating units (CGUs), such as the Italian upholstered furniture plant CGU and certain directly operated retail stores CGUs that presented indicators of impairment. The Company performed the impairment assessment in accordance with its accounting policy discussed above and in further details in Note 4(i) to the Consolidated Financial Statements. Further, the significant assumptions used by the Company in estimating the value in use for such CGUs were the annual sales growth rates used to estimate the forecasted revenue for the years 2025-2029, the weighted average cost of capital rates and the long-term growth rates, all of which were determined at CGU level, including the effects of the duration of the current economic uncertainty. Such significant assumptions involved a high degree of subjectivity by management and reasonably possible changes to these assumptions could have a significant effect on the value in use. Specifically, such assumptions are based on the Group’s future business performances and other forward-looking assumptions that entail significant judgments by management and are heavily impacted by several external events. Finally, cash flow projections for the years 2025-2029 have been derived from the business plan approved by the Board of Directors and forecasts have been developed taking into account the actual results achieved by the Group.

The significant assumptions that were used in performing the 2024 impairment test for the Italian upholstered furniture plant CGU and certain directly operated retail stores CDs are as follows:

— Italian upholstered furniture plant: weighted average cost of capital rate 8.99%, long-term growth rate 2.01%, annual sales growth rate for 2025 equal to +38.11% and annual sales growth rate (average of 2026-2029 period) equal to +5.00%. The significant growth projected for 2025 is primarily due to the relocation to Italy of part of the production carried out in China in previous years.

— Directly operated retail stores CGUs located in the U.S.: weighted average cost of capital rate 9.98%, long-term growth rate 2.54%, annual sales growth rate for 2025 equal to +12.04% and annual sales growth rate (average of 2026-2029 period) equal to +9.52%.

— Directly operated retail stores CGUs located in Italy: weighted average cost of capital rate 8.99%, long-term growth rate 2.01%, annual sales growth rate for 2025 equal to +16.86% and annual sales growth rate (average of 2026-2029 period) equal to +5.24%.

— Directly operated retail stores CGUs located in Spain: weighted average cost of capital rate 8.93%, long-term growth rate 2.10%, annual sales growth rate for 2025 equal to +15.19% and annual sales growth rate (average of 2026-2029 period) equal to +5.48%.

— Directly operated retail stores CGUs located in the UK: weighted average cost of capital rate 8.97%, long-term growth rate 2.85%, annual sales growth rate for 2025 equal to 4.95% and annual sales growth rate (average of 2026-2028 period) equal to +8.96%.

For property, plant and equipment temporarily idle, the fair value less costs to sell was estimated through independent third-party appraisals, which assessed the fair value of land and buildings using the comparable market method and the fair value of machinery and equipment using the depreciated replacement cost method, adjusted for an obsolescence rate and a marketability rate.

As of December 31, 2024, the Company recorded an impairment loss for its property, plant and equipment and right-of-use assets of €1.4 million, partially offset by an impairment reversal of €1.1 million in the same year. See Notes 8 and 9 to the Consolidated Financial Statements.

The following tables show a breakdown of property, plant and equipment based on the cash generating units in which they are included (amounts in thousands of Euro).

	31/12/24	31/12/23
Italian upholstered furniture plant	29,279	30,108
Romanian upholstered furniture plant	17,856	18,769
Brazilian upholstered furniture plant	2,862	3,524
Chinese upholstered furniture plant	2,353	1,419
Others	21,839	30,697
Total	74,189	84,517

Instead, the following tables show a breakdown of right-of-use assets based on geographical location of the cash generating units (mainly directly operated retail stores) in which they are included (amounts in thousands of Euro).

	31/12/24	31/12/23
United States of America	21,810	25,901
Italy	12,008	12,523
Spain	1,424	2,548
United Kingdom	4,591	6,126
China	2,923	417
Others	1,622	2,929
Total	44,378	50,444

The deterioration of the macroeconomic environment, the upward pressure on inflation and the reduced household spending power, the worsening of the ongoing conflict in Ukraine, the Israel-Hamas war and the related conflicts in the Middle East, any development regarding the actual or potential imposition of new or increased import tariffs by the U.S. administration, could affect our Italian upholstered furniture plant CGU and certain directly operated retail stores CGUs.

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

In 2024, because some domestic companies and some of foreign subsidiaries realized significant pre-tax losses and were in a cumulative loss position, management did not consider it probable that the deferred tax assets of those companies would be realized in the scheduled reversal periods (see Note 41 to the Consolidated Financial Statements). In making its determination that a deferred tax asset was required, management considered the scheduled reversal of deferred tax liabilities and tax planning strategies but was unable to identify any relevant tax planning strategies available to recognise the deferred tax assets.

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

New Accounting Standards under IFRS

The standards, amendments and interpretations issued by the International Accounting Standards Board (“IASB”) that will have mandatory application in 2025 or subsequent years are listed below.

In August 2023, the IASB issued an amendment to IAS 21 “The Effects of Changes in Foreign Exchange rate: Lack of Exchangeability”. This change is applied by companies within the first financial year commencing on or after January 1, 2025.

In April 2024, the IASB issued IFRS 18 “Presentation and Disclosure in Financial Statements” which replaces IAS 1. The new principle establishes the structure for the statements of profit or loss, requires disclosures in the financial statements for some profit or loss performance measures that are reported (Management performance measures), introduces limited changes to the statement of cash flows and to the balance sheet, introduces new criteria for aggregation and disaggregation of information presented in the primary financial statements or disclosed in the notes. IFRS 18 is effective on or after January 1, 2027 with early adoption.

In May 2024 the IASB issued the amendments to IFRS 9 and IFRS 7 regarding the classification and Measurement of Financial instruments with the purpose to clarify the timing of derecognition of financial liabilities through electronic payment systems and to provide clarifications about financial assets with environment features. These changes are applied by companies within the first financial year commencing on or after January 1, 2026.

In May 2024 the IASB issued IFRS 19 “Subsidiaries without Public Accountability: Disclosures” which simplifies the preparation for the subsidiary’s financial statements by allowing it to apply group accounting principles in the preparation of its local financial statements. IFRS 19 is effective on or after January 1, 2027 with early adoption.

In July 2024 the IASB issued the document “annual improvements to IFRS standard - volume 11” which includes, mainly, technical and editorial changes to existing standards. These changes are applied by companies within the first financial year commencing on or after January 1, 2026.

In December 2024 the IASB issued an amendment to IFRS 9 and IFRS 7 regarding the Contracts Referencing Nature-dependent Electricity. These changes are applied by companies within the first financial year commencing on or after January 1, 2026.

The Group is currently reviewing the IFRSs not yet effective in order to determine the likely impact on the consolidated Financial Statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

As of the date of this Annual Report, the board of directors of Natuzzi consists of eight members, elected at the Company’s annual general shareholders’ meeting held on May 30, 2024, for the three-year term 2024-2026.

As of the date of this Annual Report, the directors and senior executive officers of the Company are as follows:

Name	Age	Position within the Company
Pasquale Natuzzi	85	Executive Chairman of the Board of Directors; ad interim roles: Chief Commercial Officer
Antonio Achille	54	CEO, Executive Director
Antonia Isabella Perrone	55	Non-executive Director
Marco Caneva	55	Non-executive Director
Giuseppe Antonio D’Angelo	60	Non-executive Director
Alessandro Musella	55	Non-executive Director
Gilles Bonan	58	Non-executive Director
Pasquale Junior Natuzzi	34	Chief Trade & Contract Officer, Executive Director
Daniele Tranchini	65	Chief Marketing & Communication Officer
Diego Babbo	53	Chief Retail Officer
Codrin Coroama	35	Chief Wholesale Officer
Ottavio Milano	58	CEO of Natuzzi Americas, Regional Manager Central & South Americas
Mina Ciccarone	52	Regional Manager Europe and UK
Raffaele Pasqualicchio	32	Regional Manager APAC
Francesco Amendola	48	Regional Manager Emerging Markets
Rocco Rella	59	Country Manager Italy Divani&Divani by Natuzzi
Carlo Silvestri	48	Chief Financial Officer
Pierluigi Binetti	50	Chief Internal Audit Officer
Pierangelo Colacicco	56	Chief Technology & Digital Innovation Officer, Chief Front Office Customer Care Officer
Mario de Gennaro	59	Chief HR, Organization & Legal Officer
Domenico Ricchiuti	48	Chief Operations Officer

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

Alessandro Musella is a non-executive director of the Company. He is a partner at the law firm Bonelli Erede, where he focuses on corporate compliance, corporate governance and digital innovation. He is also a non-executive director of Global Assistance S.p.A. and a former member of the Supervisory Board of Equens Worldline SE. He is a member of the Italian bar and holds a law degree from the University of Genoa.

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

Pasquale Junior Natuzzi is the Chief Trade & Contract Officer. He is responsible for the development of the Natuzzi’s Contract & Trade division, which offers tailor-made solutions for private clients and prestigious developers, enhancing residential architecture and interiors worldwide. Previously, he served as Chief Brand Officer of Natuzzi Italia and Chief Creative Officer of the Group, launching a new brand strategy that led to the development of new products (also as a result of collaborations with internationally renowned designers) aimed at transforming the Company from a furniture player to a lifestyle brand. He is a member of the National Council of Assarredo, the Italian Association representing furniture companies, and oversees the FederLegnoArredo Sustainability Task Force (design, sustainability, and synergies for the leadership of the Italian wood/furniture sector). He is the son of Pasquale Natuzzi.

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

Diego Babbo is the Chief Retail Officer of the Group. He started his professional career at McKinsey in 1999 as a Junior Consultant. From 2000 to 2002, he held the position of Retail Senior Buyer, responsible for the purchase of construction and maintenance materials for Kuwait Petroleum Italia S.p.A. In 2002, he joined Natuzzi and took part in the creation of the Retail project, with increasing responsibilities, first as Head of the Retail Design Team, then as Head of the Retail Development department and finally as Head of the Global Retail Division, in charge of the annual store opening plans of the Group’s brands (Natuzzi Italia, Natuzzi Editions and Divani&Divani by Natuzzi) and of the management of the retail operations at a worldwide level.

Codrin Coroama is the Chief Wholesale Officer of the Group. He is responsible for implementing the global sales strategy, managing the gallery network and ensuring the highest standards of customer experience and satisfaction. He is also responsible for overseeing the Free Market business. The first important professional experience started in 2014 as co-founder of LaPizzeria, a successful restaurant chain in Romania, where he worked for nine years. In 2015, he assumed the role of General Manager at FurnitureDivano in San Diego until 2017. In 2017 he joined the Natuzzi Group as Sales Manager in North California & Hawaii. From 2020 to 2022, he served as the Natuzzi Italia Brand Sales manager for the North American Region. In 2022 he became Natuzzi UK country manager, until the end of that year. He returned to Natuzzi Group in May 2023 as the Global Gallery manager. In April 2024, he assumed the role of Chief Wholesale Officer.

Ottavio Milano is the CEO of Natuzzi Americas and Regional Manager Central & South Americas (LATAM). He joined the Group in 1992 and has worked with the Natuzzi Group for over thirty years. He has held roles of increasing responsibility as Controlling Director, General Manager of Natco S.p.A., CEO of Italsofa Nordeste S.A. and Chief Commercial Officer of South Americas.

Mina Ciccarone is the Regional Manager Europe (included the UK) of the Group. She joined the Group in 1997 starting from the Customer Service department. She took on roles of increasing responsibility in the commercial department, becoming Regional Manager APAC - China, Hong Kong & Macau in 2019 up to March 2024.

Raffaele Pasqualicchio is the Regional Manager APAC of the Group. He graduated in Business Administration from Bocconi University in 2007 and joined the Group in 2009 as Product Manager. Over the years, he has held positions of increasing responsibility in merchandising and sales, particularly in key account management. In May 2024, he joined the APAC team as Commercial and Operational Planning Manager. In January 2025, he was appointed Regional Manager APAC.

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

Rocco Rella is the Country Manager Italy Divani&Divani by Natuzzi and he joined the Group in September 2024, after five years at Original Marines S.p.A., where he held the position of International Sales, Marketing & E-Commerce Director. During his previous tenure at Natuzzi, Rocco held positions of increasing responsibility in the Retail and Marketing sectors. In particular, he served as Area Manager and Regional Marketing Manager for the Italian market, and in 2017 he was appointed Marketing Director for the Natuzzi Italia brand, a role in which he led global marketing initiatives until 2019.

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

Pierluigi Binetti is the Chief Internal Audit Officer of the Group. He joined the Group in June 2020 and is responsible for providing assurance to the Board of Directors and the Audit Committee, through the performance of specific audits, that the Group’s processes and internal controls are effective and properly designed to mitigate key business risks. In addition, he is responsible for providing assurance over design and effectiveness of key controls relevant for SOX. During his professional career, he has covered different roles in providing assurance services in primary audit firms, mainly in KPMG S.p.A.

Pierangelo Colacicco is the Chief Technology & Digital Innovation Officer and Chief Front Office Customer Officer of the Group. He is responsible for upgrading the Group’s mindset from traditional to digital through the discovery, adoption and implementation of innovative technologies that make processes simpler while improving customer satisfaction and making the brand more competitive. From 2014 to 2018, he was Chief Information Officer (CIO), Process and Organization Director, and from 2007 to 2014 he was CIO of the Group. He joined the Company’s HR & Organization department in 1994. In 1996, he served as a software specialist in the IT department. From 2000 to 2007, he was the IT manager for all sales and distribution processes.

Mario de Gennaro is the Chief HR, Organization & Legal Officer of the Group. He joined the Company in September 2021. Mario has a broad experience in the whole human resources field. He has had several leadership roles in multinational companies such as Unilever, Cementir, ILVA and SEDA Packaging Group.

Domenico Ricchiuti has been the Chief Operations Officer of the Group since August 2022. He joined the Group in 2009 as Total Quality and Lean Manager, where he built his professional career by taking on roles of increasing responsibility in lean process and product improvement projects and functions. In 2018, he was promoted to Product Development and Process Innovation Director for all product categories. In this role, he was responsible for coordinating all processes and activities related to product innovation, development, and industrialization, as well as overseeing continuous process improvement on a global scale across all manufacturing sites.

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

Aggregate compensation paid by the Group to the directors and officers was approximately €5.2 million in 2024.

The base compensation recognised in 2024 to each member of the Board of Directors as member of the Board of Directors is set forth below:

Name	Base Compensation
Pasquale Natuzzi	€-
Antonio Achille	€453,333.00
Pasquale Junior Natuzzi	€25,000.00
Antonia Isabella Perrone	€25,000.00
Marco Caneva	€37,500.00
Giuseppe Antonio D’Angelo	€37,500.00
Alessandro Musella	€36,400.00
Gilles Bonan	€27,500.00

At the meeting of the Company’s Board of Directors held on June 5, 2024, Mr. Pasquale Natuzzi declared that he would waive any compensation for the year 2024.

As in 2023, the Company has decided to suspend the payment of any form of bonus linked to the management by objectives (MBO) incentive system for the year 2024, due to economic and business conditions.

Natuzzi 2022-2026 Stock Option Plan

In 2022, we adopted the Natuzzi 2022-2026 Stock Option Plan (the “SOP”) to enhance the Company’s ability to attract, retain and motivate persons who are expected to contribute to the Company and its subsidiaries’ success, and align the interests of the Company’s shareholders with those of the beneficiaries under the SOP. The SOP was approved by the Company’s shareholders at an extraordinary shareholders’ meeting held on July 1, 2022. Subject to certain adjustments, the maximum number of Ordinary Shares available to be purchased under the SOP is 5,485,304 Ordinary Shares.

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

For further information on the terms of the SOP see the Natuzzi 2022-2026 Stock Option Plan filed as Exhibit 4.8 to this Annual Report.

In July 2022, the Company granted stock options to certain key employees of the Group for the purchase of a total of 2,812,560 Ordinary Shares (equivalent to 56,512 ADSs) and increased its share capital from €54,853,045 to €55,073,045. As at December 31, 2022, one beneficiary exercised the vested portion of its options by subscribing for 220,000 Ordinary Shares (equal to 44,000 ADSs) at the exercise price of €1.00 per Ordinary Share (equal to €5.00 per ADS), and paying the applicable purchase price partly in 2022 and partly in 2023.

During 2023, no beneficiary exercised the vested portion of its options. The options that were forfeited during 2023 related to one of the 3 beneficiaries of the SOP, as such beneficiary left the Company at the end of February 2024 and was granted a bonus of €0.1 million. See Note 22 to the Consolidated Financial Statements for further details.

During 2024, no beneficiary exercised the vested portion of its options.

Statutory Auditors

During 2024, the Company’s statutory auditors received approximately €0.1 million in compensation in the aggregate for their services to the Company and its Italian subsidiaries.

At the Company’s annual general shareholders’ meeting on May 12, 2022, the following individuals (except for one alternate member) were elected to the Company’s board of statutory auditors for a three-year term. The board consists of three members, one of which is the chairman, and two alternates. None of our statutory auditors is party to a contract with the Company that would entitle such person to benefits upon the termination of service as a statutory auditor.

Name	Position
Giuseppe Pio Macario	Chairman
Francesco Campobasso	Member
Andrea Venturelli	Member
Aurelio Franco Colasanto	Alternate
Vito Plantone *	Alternate

* Elected at the Company’s annual general shareholders’ meeting on May 30, 2024, replacing a former alternate who resigned for personal reasons.

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

Employees

The following table illustrates the breakdown of the Group’s employees by qualification and location for the periods indicated:

	As of December 31			Change	Change
Qualification	2024	2023	2022	2024/2023	2023/2022
Top managers	31	37	40	(6)	(3)
Middle managers	185	201	201	(16)	—
Clerks	674	733	795	(59)	(62)
Laborers	2,315	2,616	3,017	(301)	(401)
Total	3,205	3,587	4,053	(382)	(466)

	As of December 31			Change	Change
Location	2024	2023	2022	2024/2023	2023/2022
Italy	1,974	2,008	2,117	(34)	(109)
Outside Italy	1,231	1,579	1,936	(348)	(357)
Total	3,205	3,587	4,053	(382)	(466)

In 2024, 37 workers have voluntarily left the Company.

In July 2023, the Company and the relevant trade unions and Italian authorities signed an agreement allowing the Company to benefit from CIGS for up to 875 workers employed at various plants of the Group until June 30, 2025. Additionally, in January 2025, the Company and the relevant trade unions and Italian authorities agreed to extend the scope of the Solidarity Facility through October 2025.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth information, as of the date of this Annual Report, with respect to each person who beneficially owns 5% or more of the Company’s Ordinary Shares or ADSs:

	Number of Ordinary Shares owned	Percent owned
Pasquale Natuzzi (1)	30,967,521	56.2%
Mr. David L. Kanen (2)	8,331,230	15.1%

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
(2)
Aggregate amount beneficially owned by Kanen Wealth Management LLC (“KWM”) based on the Form 13F for the quarter ended December 31, 2024, filed by KWM with the SEC on January 16, 2025. Mr. Kanen is the managing member of KWM.

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

As of December 31, 2024, the Company’s share capital, which is totally authorized and issued, is composed of 55,073,045 ordinary shares with par value of Euro 1 each, for a total of Euro 55,073 thousand.

As of March 31, 2025, there were 4,406,652 ADSs (equivalent to 22,033,260 Ordinary Shares) outstanding. The ADSs represented 40.0% of the total number of Natuzzi Ordinary Shares issued and outstanding.

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

Related Party Transactions

The table below sets forth, in millions of Euro, information about transactions entered into with associates, joint ventures and other related parties as at December 31, 2024 and 2023. See Note 45 to the Consolidated Financial Statements for further details.

	31/12/2024	31/12/2023
Income	34.6	38.7
Cost	—	0.4
Amount owned by related parties	8.5	8.0
Amount due to related parties	—	0.1

The table below sets forth, in millions of Euro, information about transactions entered into with directors of the Group as at December 31, 2024 and 2023. See Note 45 to the Consolidated Financial Statements for further details.

	31/12/2024	31/12/2023
Income	3.1	3.4
Cost	4.8	2.3
Amount owned by related parties	0.9	0.9
Amount due to related parties	0.7	0.4

In light of the extraordinary challenges imposed by COVID-19 on the Group, on February 28, 2020, the Company’s majority shareholder entered into an agreement with it setting forth its undertaking, should the Company so request, to make advance payments of up to €15.0 million to satisfy the subscription price of a future rights issue. On February 28, 2020, the Company requested an initial payment of €2.5 million which it received on March 2, 2020. Therefore, as at December 31, 2023, the amount of €2.5 million to be paid back to the majority shareholder has been included in the caption “Other payables” of the statement of financial position. On April 9, 2024, a new agreement was executed, terminating the previous agreement entered into on February 28, 2020 and converting the aforementioned €2.5 million into a loan agreement effective from March 31, 2024, with maturity on March 31, 2027, and subject to an interest rate of 2.5%. As at December 31, 2024, the outstanding debt amounts to €2.3 million. See Notes 20 and 45 to the Consolidated Financial Statements.

Additionally, on March 25, 2025, Natuzzi Americas, a wholly-owned U.S. subsidiary of the Company, entered into a sale and purchase agreement with The Steel Vessel Corporation, a Delaware corporation affiliated with the Company’s majority shareholder, pursuant to which Natuzzi Americas transferred the ownership of the property located in High Point, North Carolina, USA (including, without limitation, the land, all buildings, structures and improvements thereon, all rights, privileges and easements appurtenant thereto, all mechanical systems, business records, advertisements and equipment, and other related intangible assets) to The Steel Vessel Corporation, for a total consideration of US$12.1 million (€11.6 million). A preliminary agreement was entered into between the same parties on October 17, 2024, pursuant to which US$3.8 million (€3.5 million) was deposited by The Steel Vessel Corporation with Natuzzi Americas as earnest money. The remaining balance of US$8.3 million (€8.1 million) was collected by Natuzzi Americas on March 25, 2025. Subsequent to the sale of the High Point property, on the same date of March 25, 2025, the same parties entered into a lease agreement pursuant to which The Steel Vessel Corporation, as lessor, leased the High Point property to Natuzzi Americas, as lessee. The lease has a term of 9 years and 9 months, expiring on December 31, 2034, and an annual rent of US$0.7 million (€0.7 million). Natuzzi Americas will continue to sublease portions of the High Point building that it does not intend to use for the Group’s needs. The transaction was reviewed by the Company’s Related Parties Committee, in compliance with the Group’s Related Parties Policy, which determined that the sale price offered by The Steel Vessel Corporation represented fair value, based on a third-party appraisal carried out in October 2024. See Notes 7, 45 and 46 to the Consolidated Financial Statements included in this Annual Report. A copy of the sale and purchase agreement and a copy of the lease agreement are attached as Exhibit 4.6 and Exhibit 4.7, respectively, to this Annual Report.

In June 2024, Natuzzi Singapore granted a loan of US$ 1.4 million to TTF, a minority shareholder of Natuzzi Singapore, for a 12-month term, renewable for an additional 12 months. The agreed interest rate, set at US$ 1-Month Libor minus 0.25%, matches the interest rate Natuzzi Singapore would have obtained from a bank deposit. See Notes 17 and 45 to the Consolidated Financial Statements included in this Annual Report.

Other than the foregoing transactions, neither the Company nor any of its subsidiaries was a party to a transaction, nor have granted, or have been granted with, any loans, with a related party that was material to the Company or the related party, or any transaction that was unusual in its nature or conditions, involving goods, services, or tangible or intangible assets, nor is any such transaction presently proposed. For further details on related party transactions, see Note 45 to the Consolidated Financial Statements.

ITEM 8. FINANCIAL INFORMATION

Consolidated Financial Statements

Please refer to “Item 18. Financial Statements” of this Annual Report.

Export Sales

Sales of upholstery products manufactured in Italy and sold outside Italy totaled €90.6 million in 2024, up 6.0% from €85.5 million in 2023. This figure represents 33.2% of the Group’s 2024 net leather and fabric-upholstered furniture sales (30.3% in 2023).

Legal and Governmental Proceedings

The Group is involved in legal and tax proceedings, including several minor claims and legal actions, arising in the ordinary course of business. The provision recorded against these claims is €5.9 million as of December 31, 2024 (€7.9 million as of December 31, 2023). See “Item 3. Key Information—Risk factors” and Note 26 to the Consolidated Financial Statements.

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

Dividends

Since the result attributable to the owners of the Company for the financial year ended December 31, 2024 was negative, the Company has decided not to distribute any dividend for the year ended December 31, 2024. The Group has also not paid dividends in any of the prior three fiscal years.

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

In addition, from March 17, 2020 to August 12, 2020, the Company was not in compliance with the NYSE’s continued listing standard set forth in Section 802.01(b) of the NYSE Listed Company Manual, which requires the Company to maintain an average global market capitalization of not less than US$15 million over a consecutive 30-trading day period (the “Capitalization Standard”). On August 12, 2020, the Company was notified by the NYSE that, since the Company’s average market capitalization was above US$15 million over a consecutive 30-trading day period, the Company was no longer at an immediate risk of suspension and delisting. The NYSE will continue to monitor the average market capitalization daily to ensure compliance with Capitalization Standard. As of April 17, 2025, the Company’s market capitalization was US$ 44.4 million.

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

Authorization of Shares — At the extraordinary shareholders’ meeting of the Company held on July 23, 2004, the shareholders authorized the Company’s board of directors to carry out, within five years from the registration of the aforementioned resolution in the Companies’ Registry, a free capital increase of up to €500,000, and a capital increase with consideration (“a titolo oneroso”) of up to €3.0 million, to be issued in connection with the grant of stock options to employees of the Company and of other Group companies. On January 24, 2006 the Company’s board of directors, in accordance with the Regulations of the “Natuzzi Stock Incentive Plan 2004-2009” (which was approved by the board of directors in a meeting held on July 23, 2004), decided to issue without consideration 56,910 new Ordinary Shares in favor of the beneficiary employees. Consequently, the number of Ordinary Shares increased on the same date from 54,681,628 to 54,738,538. On January 23, 2007, the Company’s board of directors, in accordance with the Regulations of the “Natuzzi Stock Incentive Plan 2004-2009,” decided to issue without consideration 85,689 new Ordinary Shares in favor of beneficiary employees. Consequently, the number of Ordinary Shares increased on the same date from 54,738,538 to 54,824,227. On January 24, 2008 the Company’s board of directors, in accordance with the Regulations of the “Natuzzi Stock Incentive Plan 2004-2009,” decided to issue without consideration 28,818 new Ordinary Shares in favor of the beneficiary employees. Consequently, the number of Ordinary Shares increased on the same date from 54,824,227 to 54,853,045.

At the extraordinary shareholders’ meeting of the Company held on July 1, 2022, the shareholders, among other things and pursuant to Article 2443 of the Civil Code, granted to the Company’s board of directors the right to carry out, within five years from the registration of the aforementioned resolution in the Companies’ Registry, an increase in the share capital of the Company with consideration (“a titolo oneroso”), in one or more tranches, up to a maximum amount of €5,485,304, with the exclusion of pre-emption rights pursuant to Article 2441, paragraph eight, of the Civil Code, to be carried out in connection with the stock option plan named “Natuzzi 2022-2026 Stock Option Plan” for the benefit of the employees of the Company and other Group companies. As at December 31, 2024, the Company’s share capital, which is totally authorized and issued, is composed of 55,073,045 ordinary shares with par value of Euro 1 each, for a total of Euro 55,073 thousand. The share capital increase derives from the subscription of 220,000 shares by one of the beneficiaries of the stock option plan approved by the Company in July 2022. For further information regarding the stock option plan, see Notes 19 and 24 to the Consolidated Financial Statements.

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

The board of directors may not delegate certain responsibilities, including the preparation and approval of the draft financial statements, the approval of merger and de-merger plans to be submitted to shareholders’ meetings, increases in the amount of the Company’s share capital or the issuance of convertible debentures (if any such power has been delegated to the board of directors by vote of the extraordinary shareholders’ meeting) and the fulfilment of the formalities required when the Company’s capital has to be reduced as a result of accumulated losses that reduce the Company’s stated capital by more than one-third. See also “Item 10. Additional Information—Meetings of Shareholders.”

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

The quorum for an ordinary shareholders’ meeting of the Company is 50% of the Ordinary Shares, and resolutions are adopted by the majority of Ordinary Shares present or represented. At an adjourned ordinary meeting, no quorum is required, and the resolutions are carried by the majority of Ordinary Shares present or represented. Certain matters, such as amendments to the By-laws, the issuance of shares, the issuance of convertible debentures, mergers and de-mergers, may only be resolved upon at an extraordinary meeting, at which special voting rules apply. Resolutions at an extraordinary meeting of the Company are adopted, on first call, by more than half of the Ordinary Shares. An adjourned extraordinary meeting is validly held with a quorum of one-third of the issued shares and its resolutions are carried by a majority of at least two-thirds of the holders of shares present or represented at such meeting. In addition, certain matters (such as a change in purpose or corporate form of the company, de-mergers, mergers, the transfer of its registered office outside Italy, its liquidation prior to the term set forth in its By-laws, the extension of the term, the revocation of liquidation and the issuance of preference shares) are approved by the holders of more than two-thirds of the shares present and represented at such meeting that must also represent more than one-third of the issued shares.

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
—
On January 14, 2025 the Company, along with trade unions and Italian relevant authorities, entered into an agreement to extend the scope of the Solidarity Facility until October 31, 2025. This agreement is attached as Exhibit 4.4 to this Annual Report.
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
—
On March 25, 2025, Natuzzi Americas, a wholly-owned U.S. subsidiary of the Company, entered into a sale and purchase agreement with The Steel Vessel Corporation, a Delaware corporation affiliated with the Company’s majority shareholder, pursuant to which Natuzzi Americas transferred the ownership of the property located in High Point, North Carolina, USA (including, without limitation, the land, all buildings, structures and improvements thereon, all rights, privileges and easements appurtenant thereto, all mechanical systems, business records, advertisements and equipment, and other related intangible assets) to The Steel Vessel Corporation, for a total consideration of US$12.1 million (€11.6 million). This agreement is attached as Exhibit 4.6 to this Annual Report.

—
On March 25, 2025, Natuzzi Americas, a wholly-owned U.S. subsidiary of the Company, entered into a lease agreement with The Steel Vessel Corporation, a Delaware corporation affiliated with the Company’s majority shareholder, pursuant to which The Steel Vessel Corporation, as lessor, leased the High Point property to Natuzzi Americas, as lessee. The lease has a term of 9 years and 9 months, expiring on December 31, 2034, and an annual rent of US$0.7 million (€0.7 million). This agreement is attached as Exhibit 4.7 to this Annual Report.

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

Certain requirements however are imposed by law. Regulations on the use of cash and bearer securities are contained in legislative decree No. 231 of November 21, 2007, as amended from time to time (the “Decree 231”), which implemented in Italy the European directive on anti-money laundering 2005/60/EC (replaced by directive (EU) 2015/849, as amended by directive (EU) 2018/843, directive (EU) 2019/2177, Regulation (EU) 2023/1113 and directive (EU) 2024/1640). Such legislation requires that, subject to certain exceptions, transfers of cash or bearer instruments in Euro or in foreign currency, effected for whatsoever reason between different parties, shall be carried out by means of credit institutions, Poste Italiane S.p.A., electronic money institutions and payment institutions providing payment services which are different from those indicated under Article 1, paragraph 1, letter b), number 6) of legislative decree No. 11 of January 27, 2010 when the total amount to be transferred is equal to or higher than €5,000. Cash remittance services are subject to a €1,000 limit. Credit institutions and the other intermediaries effecting such transactions on behalf of residents or non-residents of Italy are required to maintain records of such transactions for 10 years after the end of the relevant business relationship or the closing of the relevant transaction. Such records may be inspected at any time by the competent Italian authorities.

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

The U.S. dollar amount of dividends received by an individual with respect to the Ordinary Shares or ADSs will be subject to taxation at reduced rates if the dividends are “qualified dividends”. Subject to certain exceptions for short-term and hedged positions, dividends paid on the Ordinary Shares or ADSs will be treated as qualified dividends if (i) the Company is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The Income Tax Convention has been approved for the purposes of the qualified dividend rules, and the Company believes it is eligible for the benefits of the Income Tax Convention. Based on the Company’s financial statements and relevant market and shareholder data, the Company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2023 or 2024 taxable year. In addition, based on the Company’s financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC for its 2025 taxable year.

Subject to generally applicable limitations and conditions, Italian dividend withholding tax paid at the appropriate rate applicable to the U.S. Holder may be eligible for a credit against such U.S. Holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include requirements adopted by the U.S. IRS in regulations promulgated in December 2021 and any Italian tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. Holder. In the case of a U.S. Holder that either (i) is eligible for, and properly elects, the benefits of the Income Tax Convention, or (ii) consistently elects to apply a modified version of these rules under temporary guidance promulgated in December 2023 and complies with specific requirements set forth in such guidance, the Italian tax on dividends will be treated as meeting the requirements and therefore as a creditable tax. In the case of all other U.S. Holders, the application of these requirements to the Italian tax on dividends is uncertain and we have not determined whether these requirements have been met. If the Italian dividend tax is not a creditable tax for a U.S. Holder or the U.S. Holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. Holder may be able to deduct the Italian tax in computing such U.S. Holder’s taxable income for U.S. federal income tax purposes. Dividends will constitute income from sources without the United States and, for U.S. Holders that elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes.

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

As a general rule, capital gains realized upon disposal of a “qualified” shareholding are subject to a 26% substitute tax. If a taxpayer realizes taxable capital gains in excess of capital losses incurred in the same tax year, such excess amount is subject to the 26% substitute tax. If such taxpayer’s capital losses exceed its taxable capital gains, then the excess amount can be carried forward and deducted from the taxable amount of capital gains realized by such person in the following tax years, up to the fourth, provided that it is reported in the tax report in the year of disposal.

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

A U.S. Holder generally will not be entitled to credit any Italian tax imposed on the sale or other disposition of the shares against such U.S. Holder’s U.S. federal income tax liability, except in the case of a U.S. Holder that consistently elects to apply a modified version of the U.S. foreign tax credit rules that is permitted under the temporary guidance discussed above and complies with the specific requirements set forth in such guidance. Additionally, capital gain or loss recognised by a U.S. Holder on the sale or other disposition of the shares generally will be U.S. source gain or loss for U.S. foreign tax credit purposes. Consequently, even if the withholding tax qualifies as a creditable tax, a U.S. Holder may not be able to credit the tax against its U.S. federal income tax liability unless such credit can be applied (subject to generally applicable conditions and limitations) against tax due on other income treated as derived from foreign sources. If the Italian tax is not a creditable tax, the tax would reduce the amount realized on the sale or other disposition of the shares even if the U.S. Holder has elected to claim a foreign tax credit for other taxes in the same year. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit rules to a sale or other disposition of the shares and any Italian tax imposed on such sale or disposition.

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

Passive Foreign Investment Company Rules

Special U.S. tax rules apply to investors in companies that are considered to be passive foreign investment companies (“PFICs”). The Company will be classified as a PFIC in a particular taxable year if, either

•
75 percent or more of its gross income for the taxable year is passive income; or
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

Based on the financial statements and relevant market and shareholder data, the Company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2024 taxable year. In addition, based on the Company’s financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC for its 2025 taxable year or the foreseeable future. However, the determination of whether the Company is a PFIC must be made annually based on the facts and circumstances at that time, including the valuation of its assets, including goodwill and other intangible assets (which may be determined, in part, by reference to the market price of ADSs, which could be volatile). Accordingly, the Company cannot be certain that it will not be a PFIC in the current year or in future years. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax considerations if the Company is classified as a PFIC.

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

Italian Financial Transaction Tax — No IFTT would apply on the transfer of Ordinary Shares or ADSs in 2025.

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

However, a number of exemptions apply, including with respect to trades of securities issued by companies having an average market capitalization lower than €500 million in the month of November of the year preceding the year in which the trade takes place. Companies, the securities of which are listed on a foreign regulated market, and which could benefit from this exemption, such as the Company, need a confirmation from the Italian Ministry of Economy and Finance: such companies must communicate their market capitalization for each tax year to the Ministry, which will then prepare a list of the companies in relation to which the exemption applies. Since the Company has been included in the list issued by the Italian Ministry of Economy and Finance of companies having an average market capitalization lower than €500 million in the month of November 2024, the IFTT would not apply on transfers of Ordinary Shares or ADSs made in 2025.

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

The Group is exposed to market risks principally from fluctuations in the exchange rates between the Euro and other currencies, including, but not limited to, in particular the U.S. dollar, and to a significantly lesser extent, from variations in interest rates. See Note 33(C)(iv) to the Consolidated Financial Statements.

Exchange Rate Risk — The Group’s foreign exchange rate risk in 2024 arose principally in connection with sales denominated in U.S. dollars, British pounds, Euro (for the Company’s subsidiary located in Eastern Europe), Australian dollars and Japanese yen, as well as in connection with Chinese yuan, Romanian leu, Brazilian reais, Mexican pesos and Russian rubles, for the Company’s subsidiaries operating in currencies other than the Euro.

As of December 31, 2024, the Company was a party to a number of currency forward contracts, all of which are designed to hedge future cash flows from accounts receivables and sales orders denominated in different currencies, net of expected outflows from trade payables. The Group does not use such foreign exchange contracts for speculative trading purposes. As of December 31, 2024 and 2023, the notional amount in Euro terms of all of the Group’s outstanding currency forward contracts totaled €12.7 million and €19.0 million, respectively.

The tables below summarize (in thousands of Euro equivalent) the contractual amounts of currency forward contracts intended to hedge future cash flows from accounts receivable and sales orders, net of expected outflow from trade payables, as of December 31, 2024 and 2023:

	December 31,
	2024	2023
U.S. dollars	5,515	2,816
British pounds	4,304	3,443
Euro	2,416	12,056
Australian dollars	369	721
Japanese yen	124	—
Total	12,728	19,036

The currency forward contracts denominated in Euro are used by the Group’s Romanian subsidiary to hedge its net collections in Euro vs. RON.

All of these forward contracts had various maturities extending through April 2025.

As of December 31, 2024, these forward contracts had a net unrealized loss of €0.2 million, compared to a net unrealized gain of €0.1 million as of December 31, 2023. The Group recorded this amount in “net exchange rate gains/(losses)” in its Consolidated Financial Statements.

The following tables present information regarding the contract amount in thousands of Euro equivalent and the estimated fair value of all of the Group’s foreign exchange contracts: contracts with unrealized gains are presented as “assets” and contracts with unrealized losses are presented as “liabilities.”

	December 31, 2024		December 31, 2023
	Contract Amount	Unrealized gains (losses)	Contract Amount	Unrealized gains (losses)
Assets	2,909	24	4,540	147
Liabilities	9,819	(268)	14,496	(36)
Total	12,728	(244)	19,036	111

As of December 31, 2024, the potential loss in fair value of all of the Group’s forward contracts outstanding that would have resulted from a hypothetical, instantaneous and unfavorable 10% change in currency exchange rates would have been approximately €1.7 million.

For the accounting of transactions entered into in an effort to reduce the Group’s exchange rate risks, see Notes 4(s) and 32 to the Consolidated Financial Statements. For further details about the Group’s exposure to currency risk, see Note 33(C)(iv) to the Consolidated Financial Statements.

Interest Rate Risk — To a significantly lesser extent, the Group is also exposed to interest rate risk. As of December 31, 2024, the Group had €42.0 million (equivalent to 13.2% of the Group’s total assets as of the same date) in debt outstanding (Bank overdrafts and short-term borrowings plus long-term debt, including the current portion of such debt), which is for the most part subject to floating interest rates. See Notes 20, 28 and 33(C)(iv) to the Consolidated Financial Statements.

The potential increase in interest expenses on the Group’s total debt (bank overdrafts and long-term debt, including their current portion) that would have resulted from a hypothetical, instantaneous and unfavorable 1.0% increase in the interest rates of the Group’s total debt outstanding as of December 31, 2024 would have been approximately €0.7 million.

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

Fees payable by the Depositary to the Company

i) Fees incurred in past annual period — From January 1, 2024 to December 31, 2024, the Depositary waived a total of $261.65 in administrative fees for routine corporate actions including services relating to Natuzzi’s annual general meeting of shareholders.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures — The Company carried out an evaluation under the supervision and with the participation of Company’s management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)) as of December 31, 2024. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of controls and procedures and the Company’s management necessarily was required to apply its judgment in evaluating the cost benefit relationship of possible controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives and, if any, detecting instances of fraud.

Further, it should be noted that the Company has investments in certain non-consolidated entities. As the Company does not control or manage these entities, its disclosure controls and procedures with respect to such entities are necessarily more limited than those it maintains with respect to its consolidated subsidiaries.

Based on the Company’s evaluation of its disclosure controls and procedures, our Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2024 to provide reasonable assurance that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s applicable rules and forms, and that it is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control Over Financial Reporting — The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board. Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Even when determined to be effective, they can provide only reasonable assurance regarding the reliability of financial reporting and the preparation and presentation of financial statements. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. To assess the effectiveness of the Company’s internal control over financial reporting, Company’s management, including its Chief Executive Officer and Chief Financial Officer, used the criteria described in “2013 Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management assessed the effectiveness of its internal control over financial reporting as of December 31, 2024. Based on such assessment, the Company’s management has concluded that as of December 31, 2024, the Company’s internal control over financial reporting was effective. The Company’s management has also concluded that there were no material weaknesses in the Company’s internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our independent registered public accounting firm is PricewaterhouseCoopers S.p.A. (“PWC”), headquartered in Milan, Italy. PCAOB ID: 00030.

PWC served as the Group’s principal independent registered public accounting firm for fiscal year 2024, for which it audited the consolidated financial statements for the year ended December 31, 2024 included in this Annual Report.

KPMG S.p.A. (“KPMG”) served as the Group’s principal independent registered public accounting firm for fiscal years 2023 and 2022, for which it audited the consolidated financial statements for the years ended December 31, 2023 and December 31, 2022 included in this Annual Report.

The following table sets forth the aggregate fees billed and/or billable to the Company by PWC and KPMG in Italy and abroad during the fiscal years ended December 31, 2024 and 2023, for audit fees, audit–related fees, tax fees and all other fees for audit.

	2024	2023
	(Expressed in thousands of euros)
Audit fees	690	638
Audit-related fees	—	10
Tax fees	—	5
All Other fees	—	—
Total fees	690	653

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

From January 1, 2014 to December 31, 2024 no purchases were made by or on behalf of the Company or any other affiliated purchaser of the Company’s Ordinary Shares or ADSs.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

The Company’s shareholders, at the annual general shareholders’ meeting held on May 30, 2024, as per applicable Italian legislation, approved the early cessation of KPMG’s appointment as the Group’s principal independent registered public accounting firm, as requested by KPMG. KPMG’s engagement in connection with the issuance of an audit report on the consolidated financial statements included in the Annual Report on Form 20-F, in compliance with the auditing standards issued by the Public Company Accounting Oversight Board (United States) (PCAOB) terminated upon completion of its audit of the Company’s consolidated financial statements as of December 31, 2023 and 2022 and each of the years in the three-year period ended December 31, 2023 and the issuance of its report thereon.

At the same annual general shareholders’ meeting, the Company’s shareholders, upon the proposal of Company’s Board of Statutory Auditors, appointed PWC as the Group’s principal independent registered public accounting firm for fiscal years 2024, 2025 and 2026.

During the two fiscal years ended December 31, 2023 and December 31, 2022 and the subsequent interim period through May 30, 2024, neither the Company, nor any person acting on its behalf, consulted PWC regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s financial statements; neither a written report or oral advice was provided by PWC to the Company that PWC concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as that term is described in Item 16F(a)(1)(iv) of Form 20-F and the Instructions to Item 16F) with PWC or a reportable event (as that term is defined in Item 16F(a)(1)(v) of Form 20-F).

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

Audit Committee and Internal Audit Function

NYSE Domestic Company Standards — U.S. companies listed on the NYSE are required to have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act and certain additional requirements set by the NYSE. In particular, all members of this committee must be independent and the committee must adopt a written charter. The committee’s prescribed responsibilities include (i) the appointment, compensation, retention and oversight of the external auditors; (ii) establishing procedures for handling “whistle blower” complaints regarding accounting, internal accounting controls, or auditing matters; (iii) engaging independent counsel and other advisers, as it determines necessary to carry out its duties and (iv) determine appropriate funding for payments to the external auditor, advisors employed by the audit committee and other necessary administrative expenses of the audit committee. A company must also have an internal audit function, which may be outsourced, except to the independent auditor.

Our Practice — Rule 10A-3(c)(3) of the Exchange Act provides that foreign private issuers with a board of statutory auditors established in accordance with local law or listing requirements and meeting specified requirements with regard to independence and responsibilities (including the performance of most of the specific tasks assigned to audit committees by Rule 10A-3, to the extent permitted by local law) (the “Statutory Auditor Requirements”) are exempt from the audit committee requirements established by the rule. The Company is relying on this exemption on the basis of its separate board of statutory auditors, which is permitted by the Civil Code and which satisfies the Statutory Auditor Requirements. Nevertheless, our board of statutory auditors, consisting of independent and highly professional experts, complies with the requirements indicated at points (i), (iii) and (iv) of the preceding paragraph. The Company has also an internal audit function, which has not been outsourced, and a Control and Risk Committee. This committee, comprised of three non-executive directors, is responsible for supporting the Board of Directors’ evaluations and decisions relating to the internal control and risk management system, as well as those relating to the approval of periodic financial reports. Further, the Board of Directors of the Company appointed a Related Parties Committee, comprised of three non-executive directors, which is consulted before carrying out any significant transaction with related parties, as defined in the Group’s Related Parties Policy.

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

Our Practice — In February 2025, the Company’s board of directors approved the adoption of a compliance program to prevent certain criminal offenses, according to the Italian Decree 231/2001. The task of supervising the application of the compliance program requested by the above-mentioned Italian Decree has been entrusted to an autonomous supervisory body (“Organismo di Vigilanza”) that consists of two qualified members. In June 2022, the board of directors approved a new code of ethics that applies to all employees and officers of the Company, including the board of directors and the board of statutory auditors, the CEO, the CFO and principal accounting officer. Additionally, the Company has in place an insider trading policy, which applies to all employees, officers, directors of the Company. The Company believes that its code of ethics and the conduct and procedures adopted by the Company address the relevant issues contemplated by the NYSE standards applicable to U.S. companies noted above. The full text of our code of ethics and insider trading policy and information related to our organizational model pursuant to Italian decree 231/2001 may be found on our website at www.natuzzigroup.com. A copy of the insider trading policy is filed as Exhibit 11.1 to this Annual Report.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an insider trading policy and related procedures governing the purchase, sale, and other dispositions of our securities by directors, officers, and employees that is reasonably designed to promote compliance with insider trading laws, rules and regulations, and any applicable listing standards. A copy of the insider trading policy is filed as Exhibit 11.1 to this Annual Report.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

Our cybersecurity strategy prioritizes the detection, analysis, and response to both anticipated and unexpected threats, as well as the effective management of security risks and the promotion of resilience to incidents. Our cyber risk management processes include technical security controls, monitoring systems, employee training, third-party-provided tools and services, and management oversight to assess, identify, and manage material risks arising from cyber threats. These processes are part of our general enterprise risk management system, and their integration into the Company’s operational procedures, internal controls, and information systems is continuously improving.

To address cybersecurity risks, we have developed a scenario-based strategy that identifies various potential threats and cyber incidents to which we may be exposed and defines the necessary steps to prevent and/or manage them. This approach facilitates and expedites the identification, assessment and management of cyber threats.

Furthermore, to enhance the effectiveness of our risk management strategy, we have established cybersecurity and information security awareness training programs covering company policies and procedures related to cybersecurity and data protection. These programs include guidelines for reporting suspicious activities such as phishing attempts, viruses, spam, insider threats, suspicious human behavior, or security issues. Certain employees receive specialized training based on their specific roles to improve their understanding of potential risks. Courses are delivered every two years, and all employees in the IT department received specialized training in 2023, with the next update currently planned for 2025. We continuously monitor and address cybersecurity risks through targeted phishing campaigns and defense/attack simulation software to test various categories of cyber threats.

Our security posture is based on a defense-in-depth strategy that relies on multiple layers of technology, including client- and server-side antivirus/antispam software. These technologies automatically initiate remediation actions when potential threats are detected. We use data collection tools to monitor access to corporate IT resources. These tools apply event correlation techniques and advanced protection features to promptly detect and manage threats, with notifications sent to the IT Department for immediate intervention. A simplified, but not exhaustive, example is the detection of simultaneous access from different geographic areas using the same account. Our tools can correlate events, analyze them, block the account’s operations, and send an alert to the IT Department and the Cybersecurity team.

We also have contractual agreements with third-party providers to strengthen our security measures, such as engaging a 24/7 Security Operations Center (SOC) for monitoring network events, including threat intelligence analysis, to identify intrusion attempts or attacks on our corporate networks in real-time. We also collaborate with specialized companies to conduct vulnerability assessments and penetration tests. In 2024, we conducted an annual risk assessment, reviewing our risk profile and making informed decisions regarding technology and resource investments for cyber risk management based on the results of that assessment.

We adopt a risk-based approach to mitigate cyber threats associated with third parties, IT vendors and business partners who share IT systems or infrastructure components with our Group. To ensure that IT third parties have adequate cyber risk management processes in place, we require a SOC report from high-risk vendors.

Finally, we have implemented a disaster recovery process to ensure business continuity in the event that our key IT systems are compromised or rendered unavailable due to a cyber incident. In 2024 and up to the date of this Annual Report, no cyber threat has had or is reasonably likely to have, a material impact on our business strategy, operating results, or financial condition.

Governance

Our Board of Directors acknowledges the paramount importance of cybersecurity in protecting sensitive data and is responsible for overseeing risk management, including the review and approval of the Company’s approach to risk management and its related processes. The Board of Directors has delegated the oversight of the cybersecurity framework and risk management to the Control and Risk Committee, which reports to the Board of Directors at least once a year or, if necessary, in the event of significant cybersecurity incidents.

We have also designated a team of executives and managers responsible for governance, strategy, and risk management in the area of cybersecurity. The management of cybersecurity policies is entrusted to individuals with formal education and degrees in information technology or cybersecurity, or relevant experience in cybersecurity fields, including relevant industry experience.

In particular, the Chief Information Officer (CIO), Pierangelo Colacicco, and the Cybersecurity Manager, Michele De Palma, who is responsible for the Telecommunications & Cybersecurity function within the IT Department, play key roles in cybersecurity management. The CIO has thirty years of experience in IT at the Natuzzi Group and has held his current position since 2007, while the Cybersecurity Manager has held his role since 2022 and has over 15 years of experience as an IT Infrastructure & Networking Manager in various organizations. Both are involved in ensuring the security of the Company’s IT infrastructure on a daily basis.

Specifically:

•
The CIO is responsible for identifying risks and implementing controls to mitigate them, including assessing threats and potential consequences for the organization. He contributes to the drafting of security policies and defines the Company’s IT security standards. Additionally, he manages the incident response plan.
•
The Cybersecurity Manager is responsible for software security and is involved in activities related to prevention, detection, investigation, and incident response.

The Control and Risk Committee, the CIO, and the Cybersecurity Manager meet at least once a year to discuss governance and cyber risk management. Moreover, in the event of significant incidents, they meet to assess the impact and, if necessary, initiate the communication process with investors and stakeholders.

The Control and Risk Committee, the CIO, and the Cybersecurity Manager also meet annually to review the results of risk assessments and adjust the Company’s strategy accordingly.

PART III

ITEM 17. FINANCIAL STATEMENTS

Our financial statements have been prepared in accordance with Item 18 hereof.

ITEM 18. FINANCIAL STATEMENTS

Our audited consolidated financial statements are included in this Annual Report beginning at page F-1.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Natuzzi SpA

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Natuzzi SpA and its subsidiaries (the “Company’) as of December 31, 2024, and the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for the year then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment Assessment of Property, Plant and Equipment of the Italian Upholstered Furniture Plant and Right-of-Use Assets of Certain Directly Operated Retail Stores

As described in Notes 4, 8, and 9 to the consolidated financial statements, the Company’s consolidated property, plant and equipment (PP&E) balance was €74.2 million and the right-of-use assets (ROU) balance was €44.4 million as of December 31, 2024. Related to PP&E, there was an impairment loss of €0.0 million, an impairment reversal of €0.1 million, and a net impairment reversal of €0.1 million for the year ended December 31, 2024. Related to ROU, there was an impairment loss of €1.4 million, an impairment reversal of €1.0 million, and a net impairment expense of €0.5 million for the year ended December 31, 2024. For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or cash generating units (CGUs). The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. Value in use is based on the estimated future cash flows, discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. The significant assumptions used in estimating the value in use were the annual sales growth rates used to estimate the forecasted revenue for the years 2025-2029, the weighted average cost of capital rates and the long-term growth rates, all of which were determined at the CGU level.

The principal considerations for our determination that performing procedures relating to the impairment assessment of PP&E of the Italian upholstered furniture plant and ROU assets of certain directly operated retail stores is a critical audit matter are (i) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to the weighted average cost of capital rates, annual sales growth rates, and long-term growth rates; and (ii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, (i) testing management’s process for developing the estimated value in use of PP&E of the Italian upholstered furniture plant and ROU assets of certain directly operated retail store CGUs; (ii) evaluating the appropriateness of the value in use models used by management; (iii) testing the completeness and accuracy of underlying data used in the value in use models; and (iv) evaluating the reasonableness of significant assumptions used by management related to the weighted average cost of capital rates, annual sales growth rates, and long-term growth rates. Evaluating management’s assumptions related to long-term growth rates involved comparing the assumptions to observable market data. Evaluating management’s assumptions related to annual sales growth rates involved comparing the assumption to the current and past performance of the Company. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the value in use models and (ii) the reasonableness of the weighted average cost of capital rates assumption.

/s/ PricewaterhouseCoopers SpA

Bari, Italy

April 30, 2025

We have served as the Company’s auditor since 2024.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Natuzzi S.p.A.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Natuzzi S.p.A. and subsidiaries (the Company) as of December 31, 2023, the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the years in the two‑year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for each of the years in the two‑year period ended December 31, 2023, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

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

We served as the Company’s auditor from 2016 to 2024.

/s/ KPMG S.p.A.

Bari, Italy
April 30, 2024

Natuzzi S.p.A. and subsidiaries

Consolidated statements of financial position as at December 31, 2024 and 2023

(Expressed in thousands of euros except as otherwise indicated)

	December 31, 2024	December 31, 2023	Note
ASSETS
Non-current assets
Property, plant and equipment	74,189	84,517	8
Right-of-use assets	44,378	50,444	9
Intangible assets and goodwill	6,628	4,160	10
Equity-method investees	40,875	39,831	11
Other non-current receivables	6,124	6,396	12
Other non-current assets	1,749	1,603	13
Deferred tax assets	1,653	1,665	41
Total non-current assets	175,596	188,616
Current assets
Inventories	62,815	62,087	14
Trade receivables	32,819	33,304	15
Other current receivables	10,618	12,218	16
Other current financial receivables	1,348	—	17
Other current assets	5,073	5,365	13
Current income tax assets	1,642	3,000	41
Gains on derivative financial instruments	24	147	32
Cash and cash equivalents	20,322	33,610	18
Asset held for sale	8,767	—	7
Total current assets	143,428	149,731
TOTAL ASSETS	319,024	338,347
EQUITY
Share capital	55,073	55,073	19
Reserves	20,659	20,448	19
Retained earnings	(21,726)	(6,576)	19
EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY	54,006	68,945
Non-controlling interests	4,202	4,343
TOTAL EQUITY	58,208	73,288
LIABILITIES
Non-current liabilities
Long-term borrowings	14,188	12,153	20
Long-term lease liabilities	47,400	52,914	21
Other non-current debts	465	—	22
Employees’ leaving entitlement	11,646	12,389	24
Non-current contract liabilities	6,786	6,800	25
Provisions	7,791	9,284	26
Deferred income for government grants	11,036	13,135	27
Other non-current liabilities	2,160	2,725	23
Deferred tax liabilities	998	996	41
Total non-current liabilities	102,470	110,396
Current liabilities
Bank overdrafts and short-term borrowings	23,327	22,834	28
Current portion of long-term borrowings	4,532	5,200	20
Current portion of lease liabilities	10,350	9,413	21
Trade payables	66,477	60,888	29
Other payables	26,706	31,719	30
Current contract liabilities	23,587	20,333	25
Provisions	1,866	2,352	26
Other liabilities	403	1,549	31
Liabilities for current income tax	830	339	41
Losses on derivative financial instruments	268	36	32
Total current liabilities	158,346	154,663
TOTAL LIABILITIES	260,816	265,059
TOTAL EQUITY AND LIABILITIES	319,024	338,347

The accompanying notes are an integral part of the Company Financial Statements.

Natuzzi S.p.A. and subsidiaries

Consolidated statements of profit or loss for the years ended December 31, 2024, 2023 and 2022

(Expressed in thousands of euros except as otherwise indicated)

	2024	2023	2022	Note
Revenue	318,797	328,618	468,487	34
Cost of sales	(203,095)	(215,763)	(304,154)	35
Gross Profit	115,702	112,855	164,333
Other income	4,801	7,116	6,524	36
Selling expenses	(90,229)	(91,373)	(124,924)	37
Administrative expenses	(35,994)	(37,607)	(35,474)	38
Impairment on trade receivables	(289)	(33)	(331)	15
Other expenses	(260)	(457)	(1,678)	36
Operating profit/(loss)	(6,269)	(9,499)	8,450
Finance income	829	941	868	39
Finance costs	(10,201)	(9,267)	(8,541)	39
Net exchange rate gains/(losses)	554	(144)	2,428	40
Net finance income/(costs)	(8,818)	(8,470)	(5,245)
Share of profit/(loss) of equity-method investees	389	2,897	356	11
Profit/(loss) before tax	(14,698)	(15,072)	3,561
Income tax expense	(684)	(1,090)	(2,273)	41
Profit/(loss) for the year	(15,382)	(16,162)	1,288
Profit/(loss) attributable to:
Owners of the Company	(15,150)	(16,069)	(540)
Non-controlling interests	(232)	(93)	1,828
Profit/(loss) per share
Basic earnings/(loss) per ordinary share	(0.28)	(0.29)	(0.01)	42
Diluted earnings/(loss) per ordinary share	(0.28)	(0.29)	(0.01)	42

The accompanying notes are an integral part of the Company Financial Statements.

Natuzzi S.p.A. and subsidiaries

Consolidated statements of comprehensive income for the years ended December 31, 2024, 2023 and 2022

(Expressed in thousands of euros except as otherwise indicated)

	2024	2023	2022	Note
Profit/(loss) for the year	(15,382)	(16,162)	1,288
Other comprehensive income
Items that will not be reclassified to profit or loss
Actuarial gains/(losses) on employees’ leaving entitlement	68	(185)	2,309	19
Tax impact	—	—	—	41
Total	68	(185)	2,309
Items that are or may be reclassified subsequently to profit or loss
Exchange rate differences on translation of foreign operations	(378)	(3,260)	(260)	19
Tax impact	—	—	—	41
Total	(378)	(3,260)	(260)
Other comprehensive income/(loss) for the year, net of tax	(310)	(3,445)	2,049	19
Total comprehensive income/(loss) for the year	(15,692)	(19,607)	3,337
Total comprehensive income/(loss) attributable to:
Owners of the Company	(15,625)	(19,387)	1,338
Non-controlling interests	(67)	(220)	1,999

The accompanying notes are an integral part of the Company Financial Statements.

Natuzzi S.p.A. and subsidiaries

Consolidated statements of changes in equity for the years ended December 31, 2024, 2023 and 2022

(Expressed in thousands of euros except as otherwise indicated)

	Share Capital amount	Translation reserve	IAS 19 reserve	Other reserves	Retained earnings	Equity attributable to owners of the Company	Equity attributable to Non- controlling interests	Total equity
Balance as at December 31, 2021	54,853	5,899	(997)	12,547	10,033	82,335	1,511	83,846
Share capital increase	220	—	—	834	—	1,054	—	1,054
Gain on disposal of a Non-controlling interests	—	—	—	3,131	—	3,131	1,739	4,870
Dividend distribution	—	—	—	—	—	—	(551)	(551)
Profit for the year	—	—	—	—	(540)	(540)	1,828	1,288
Other comprehensive income/(loss) for the year	—	(431)	2,309	—	—	1,878	171	2,049
Balance as at December 31, 2022	55,073	5,468	1,312	16,512	9,493	87,858	4,698	92,556
Share capital increase	—	—	—	474	—	474	—	474
Dividend distribution	—	—	—	—	—	—	(135)	(135)
Profit for the year	—	—	—	—	(16,069)	(16,069)	(93)	(16,162)
Other comprehensive income/(loss) for the year	—	(3,133)	(185)	—	—	(3,318)	(127)	(3,445)
Balance as at December 31, 2023	55,073	2,335	1,127	16,986	(6,576)	68,945	4,343	73,288
Share capital increase	—	—	—	686	—	686	—	686
Dividend distribution	—	—	—	—	—	—	(74)	(74)
Profit for the year	—	—	—	—	(15,150)	(15,150)	(232)	(15,382)
Other comprehensive income/(loss) for the year	—	(543)	68	—	—	(475)	165	(310)
Balance as at December 31, 2024	55,073	1,792	1,195	17,672	(21,726)	54,006	4,202	58,208

The accompanying notes are an integral part of the Company Financial Statements.

Natuzzi S.p.A. and subsidiaries

Consolidated statements of cash flows for the years ended December 31, 2024, 2023 and 2022

(Expressed in thousands of euros except as otherwise indicated)

	2024	2023	2022	Note
Cash flows from operating activities:
Profit/(loss) for the period	(15,382)	(16,162)	1,288
Adjustments for:
Depreciation	19,619	21,331	20,619	8 and 9
Amortisation	1,569	1,041	1,031	10
Impairment of non-financial assets	441	—	890	9 and 10
(Gain)/loss on sale of property, plant and equipment	110	117	(39)
Deferred income for capital grants	(1,455)	(1,648)	(1,473)
Rent concessions	—	—	(635)	21
Interest expenses	7,013	7,111	6,474	39
Unrealised foreign exchange (gains)/losses	355	748	(1,454)	40
Share of (profit)/loss of equity-method investees	(389)	(2,897)	(356)	11
Tax expense	684	1,090	2,273	41
Total adjustment	27,947	26,893	27,330
Changes in:
Inventories	(728)	8,033	10,091
Trade and other receivables	2,357	7,332	(1,242)
Other assets	146	2,457	4,302
Trade and other payables	5,108	(14,205)	(7,758)
Contract liabilities	2,840	2,983	(4,052)
Provisions	(2,581)	(1,412)	(865)
One-time termination benefit payments	(9,597)	(3,050)	(42)
Employees’ leaving entitlement	(1,116)	(1,402)	(446)
Total changes	(3,571)	736	(12)
Cash provided by (used in) operating activities	8,994	11,467	28,606
Interest paid	(6,980)	(5,641)	(5,696)
Income taxes paid	(292)	(2,616)	(4,203)
Net cash provided by (used in) operating activities	1,722	3,210	18,707
Cash flows from investing activities:
Property, plant and equipment:
Additions	(5,209)	(10,299)	(8,432)
Disposals	4,084	—	624
Intangible assets	(1,927)	(1,519)	(1,174)
Government grants received for PPE	—	918	—
Dividends from equity-accounted investees	77	3,024	3,697	11
Other current financial receivables	(1,348)	—	—	17
Purchase of business, net of cash acquired	—	—	(461)	11
Disposal of a business, net of cash disposed of	—	—	1,100
Net cash provided by (used in) investing activities	(4,323)	(7,876)	(4,646)
Cash flows from financing activities (*):
Long-term borrowings:
Proceeds	3,314	10,912	4,038
Repayments	(4,839)	(8,715)	(4,473)
Short-term borrowings	(798)	(6,703)	(7,424)
Payment of lease liabilities	(10,288)	(11,057)	(10,049)	9 and 21
Proceeds from increase in share capital	—	—	55
Dividends distribution to non-controlling interests	(149)	(135)	(551)
Capital contribution by non-controlling interests	—	—	4,870
Net cash provided by (used in) financing activities	(12,760)	(15,698)	(13,534)
Increase (decrease) in cash and cash equivalents	(15,361)	(20,364)	527
Cash and cash equivalents as at January 1 (**)	31,573	52,721	52,249
Effect of movements in exchange rates on cash held	782	(784)	(55)
Cash and cash equivalents as at December 31 (**)	16,994	31,573	52,721	18

(*) The financing transaction of 2,500 occurred in 2024 with the majority shareholder is a non-cash transaction. See note 30.

(**) As at December 31, 2024, 2023 and 2022, cash and cash equivalents include bank overdrafts of 3,328, 2,037 and 1,754, respectively, that are repayable on demand and form an integral part of the Group’s cash management.

The accompanying notes are an integral part of the Company Financial Statements.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

1. Introduction

The consolidated financial statements of Natuzzi S.p.A. have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board, including interpretations issued by the IFRS Interpretations Committee (IFRS IC) applicable to companies reporting under IFRS.

2. Description of the business and Group composition

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

During 2024, 2023 and 2022 no significant non-recurring events or unusual transactions have occurred. All transactions performed by the Group during 2024, 2023 and 2022 are part of the Group’s ordinary business.

The consolidated financial statements of the Group as at December 31, 2024 have been approved by the Company’s Board of Directors (the Board) on April 17, 2025 and authorised on April 30, 2025.

The subsidiaries included in the consolidation as at December 31, 2024, 2023 and 2022, together with the related percentages of ownership and other information, are as follows:

Name	Percentage as at 31/12/2024	Percentage as at 31/12/2023	Percentage as at 31/12/2022	Share/ quota capital	Ownership registered office	Activity
Italsofa Romania S.r.l.	100.00	100.00	100.00	RON 109,271,750	Baia Mare, Romania	(1)
Natuzzi (China) Ltd	100.00	100.00	100.00	CNY 106,414,300	Shanghai, China	(1)
Italsofa Nordeste S/A	100.00	100.00	100.00	BRL 159,300,558	Salvador de Bahia, Brazil	(1)
Natuzzi Quanjiao Limited	100.00	100.00	100.00	CNY 10,000,000	Quanjiao County-Anhui province, China	(1)
Natco S.p.A.	99.99	99.99	99.99	EUR 4,420,000	Santeramo in Colle, Italy	(2)
Nacon S.p.A.	100.00	100.00	100.00	EUR 2,800,000	Santeramo in Colle, Italy	(3)
Lagene S.r.l.	100.00	100.00	100.00	EUR 10,000	Santeramo in Colle, Italy	(3)
Natuzzi Americas Inc.	100.00	100.00	100.00	USD 89	High Point, N. Carolina, USA	(3)
Natuzzi Florida LLC	51.00	51.00	51.00	USD 4,955,186	High Point, N. Carolina, USA	(3)
Natuzzi Iberica S.A.	100.00	100.00	100.00	EUR 386,255	Madrid, Spain	(3)
Natuzzi Switzerland AG	100.00	100.00	100.00	CHF 2,000,000	Dietikon, Switzerland	(3)
Natuzzi Services Limited	100.00	100.00	100.00	GBP 25,349,353	London, UK	(3)
Natuzzi UK Retail Limited	70.00	70.00	70.00	GBP 100	Cardiff, UK	(3)
Natuzzi Germany Gmbh	100.00	100.00	100.00	EUR 25,000	Köln, Germany	(3)
Natuzzi Japan KK	74.40	74.40	74.40	JPY 28,000,000	Tokyo, Japan	(3)
Natuzzi Russia OOO	100.00	100.00	100.00	RUB 8,700,000	Moscow, Russia	(3)
Natmx S.DE.R.L.DE.C.V	100.00	100.00	100.00	MXN 68,504,040	Mexico City, Mexico	(3)
Natuzzi France S.a.s.	100.00	100.00	100.00	EUR 70,727	Paris, France	(3)
Natuzzi Oceania PTI Ltd	74.40	74.40	74.40	AUD 320,002	Sydney, Australia	(3)
Natuzzi Singapore PTE. LTD.	74.40	74.40	74.40	USD 7,654,207	Singapore, Republic of Singapore	(3)
Natuzzi Shanghai Co. Ltd	100.00	—	—	CNY 500,000	Shanghai, China	(3)
Natuzzi Netherlands Holding	100.00	100.00	100.00	EUR 34,605,000	Amsterdam, Holland	(4)
Natuzzi Trade Service S.r.l.	100.00	100.00	100.00	EUR 14,000,000	Santeramo in Colle, Italy	(5)

(1) Manufacture and distribution

(2) Intragroup leather dyeing and finishing

(3) Services and distribution

(4) Investment holding

(5) Dormant

During 2024, the consolidation area changed due to the establishment in August 2024 of Natuzzi Shanghai Co. Ltd, a subsidiary of Natuzzi (China) Ltd. The new entity provides administrative services to Asian commercial and manufacturing subsidiaries of the Group.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

No business combinations occurred in 2024, 2023 and 2022.

The following table summarises the information related to the only material non-controlling interests (NCI) of the Group’s subsidiary Natuzzi Florida LLC, before any intra-group eliminations.

Summarised statement of financial position of Natuzzi Florida LLC and Non-controlling interests share in equity as at December 31, 2024 and 2023.

	31/12/24	31/12/23
Current assets	11,496	9,524
Non-current assets	12,833	13,589
Current liabilities	(12,738)	(10,469)
Non-current liabilities	(7,822)	(8,797)
Net assets	3,769	3,847
Net assets attributable to NCI – 49%	1,847	1,885

Summarised statement of profit or loss of Natuzzi Florida LLC and Non-controlling interests share of loss for the years ended December 31, 2024, 2023 and 2022.

	2024	2023	2022
Revenue	20,487	18,643	21,481
Expenses	(20,525)	(19,540)	(18,488)
Profit/(loss) for the year	(38)	(897)	2,993
Other comprehensive income/(loss)	240	(219)	195
Total comprehensive income/(loss) for the year	202	(1,116)	3,188
Profit/(loss) allocated to NCI – 49%	(19)	(440)	1,467
Other comprehensive income/(loss) allocated to NCI	118	(107)	96
Cash flow provided by operating activities	2,122	2,463	1,464
Cash flow used in investing activities	(87)	(1,122)	(599)
Cash flow used in financing activities (dividends to NCI for years ended December 31, 2024, 2023 and 2022, respectively 149, 698 and 589)	(2,324)	(2,401)	(1,892)

3. General principles for the preparation of the consolidated financial statements

(a) Compliance with IFRS

The consolidated financial statements of the Natuzzi Group have been prepared in accordance with IFRS Accounting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee (IFRS IC) applicable to companies reporting under IFRS.

Details of Group’s accounting policies are included in note 4.

(b) Historical cost convention

The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments measured at fair value (see note 33).

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

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The consolidated statement of financial position has been prepared based on the nature of the transactions. Assets and liabilities have been distinguished in current and non-current in accordance with paragraphs 66–76B of IAS 1.

The consolidated statement of profit or loss has been prepared based on the function of the expenses, with a separate statement for the comprehensive income.

The consolidated statement of cash flows has been prepared using the indirect method.

The statement of changes in equity includes the components of comprehensive income, distinguishing those attributable to the parent company's shareholders from those pertaining to non-controlling interests. For each component of equity, this statement presents the changes during the year resulting from the net income for the period, other comprehensive income components, and other equity transactions affecting the parent company's shareholders and non-controlling interests.

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

—
Note 29: reverse factoring, presentation of amounts related to supply chain financing arrangements in the statement of financial position and in the statement of cash flow.
—
Notes 4(f), 9 and 21: assessment of the lease term of lease liabilities depending on whether the Group is reasonably certain to exercise the extension options.

(ii) Assumptions and estimation uncertainties

Information about assumptions and estimates as at December 31, 2024 that have an high risk of resulting in a material adjustment to the carrying amounts of assets and liabilities in the next financial year is included in the following notes.

—
Notes 4(i), 8 and 9: impairment test of property, plant and equipment and right-of-use assets, for the significant assumptions used by management in estimating the value in use (annual sales growth rates, weighted average cost of capital rates and long-term growth rates).
—
Notes 4(n)(i), 15 and 33: measurement of the provision for impairment on trade receivables, for the significant assumptions used by management in estimating the expected credit losses (weighted-average loss rate or default rate, current and future financial situation of debtors for individual receivables that management is aware will be difficult to collect, future general economic conditions).

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

—
Notes 4(r) and 26: provision for warranties for the significant assumptions underlying the estimation of the expected warranties.
—
Notes 4(r), 26 and 44: recognition and measurement of provisions and contingencies for the key assumptions about the likelihood and magnitude of an outflow of resources.
—
Notes 4(aa) and 41: recognition of deferred tax assets, for the estimation of the available future taxable profits against which deductible temporary differences and tax losses carried forward can be utilised.

In preparing the consolidated financial statements, management has considered the impact of climate change in the context of the disclosures. These considerations did not have a material impact on the financial reporting judgements and estimates, and at this time, the Group does not expect that climate change will have a significant impact on the Group’s going concern assessment, its ability to recover the carrying value of its long-lived assets or its liquidity.

(f) Going concern assumption

The consolidated financial statements have been prepared on a going concern basis, which assumes that the Group will be able to meet its obligations as they fall due within one year from the date of the approval of these consolidated financial statements. Events and conditions, management’s plans and Directors’ conclusions on the Group’s going concern assumption as at December 31, 2024 are reported below.

(i) Circumstances ed events

In 2024, the Group reported a revenue decline of 9,821 compared to 2023, resulting in total revenue of 318,797. The 3.0% decrease is primarily attributable to continued macroeconomic pressures. These include prolonged geopolitical instability, reduced household purchasing power resulting from elevated inflation levels, and a downturn in the real estate market—an industry closely tied to the furniture sector—due to persistently high interest rates, notwithstanding a modest decline toward the end of the year.

In the context of a generally weak economic environment, and with the aim of enhancing its long-term competitive position, the Group continued the implementation of the restructuring plan initiated in the previous year. In 2024, this process resulted in the closure of the Shanghai plant and the relocation of operations to the Quanjiao facility in China, which offers lower operating costs.

These restructuring costs significantly impacted the Group’s operating result as of 31 December 2024, which reported an operating loss of 6,269, although this represents an improvement compared to the operating loss of 9,499 reported in 2023.

On one hand, the Group benefited from an improvement in the gross profit, which amounted to 115,702, corresponding to 36.3% of revenues (+2.0% compared to 2023), driven by pricing optimization, increased retail sales, and savings in raw material procurement. On the other hand, the continuation of restructuring activities—particularly in Italy and China—exerted considerable pressure on the year’s operating performance.

In addition to the operating loss, the Group reported a negative financial result of 8,818, primarily attributable to elevated interest expenses on bank overdrafts and securitization arrangements, as well as costs associated with the use of credit cards in retail sales transactions. As a result, the Group recorded a net loss of 15,382 for the year. As of December 31, 2024, total equity amounted to 58,208, while net working capital—defined as total current assets net of cash and cash equivalents, less total current liabilities net of bank overdrafts and short-term borrowings, current portion of long-term borrowings, and current portion of lease liabilities—was positive at 2,968. The positive net working capital position is primarily attributable to the reclassification, under assets held for sale, of the net book value of 8,767, relating to the building located in High Point, North Carolina, USA, and the plot of land in Romania, which is subject to a preliminary sale agreement signed in 2024 (see notes 7 and 46).

Despite the decrease in revenue, the impact of restructuring costs, and financial charges that affected the year’s negative result, the Group continued to implement its investment plan—partially supported through subsidized financing—and duly

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

met its scheduled loan repayment obligations. These factors negatively influenced the net financial position as at December 31, 2024.

(ii) Management plans

Management's plans to mitigate the adverse effects of the 2024 results continue to leverage the Group’s key business strengths—namely, higher-margin brands and sales channels—as well as the benefits expected from the Group's transformation plan outlined in the 2025–2029 Business Plan, which was approved in December 2024. Specifically, the Group’s ability to continue operating as a going concern is based on the following: (i) the annual budget for 2025, approved by the Parent Company’s Board of Directors on February 13, 2025; (ii) the 2025 cash flow plan and related sensitivity analyses accompanying the annual 2025 budget, including additional measures identified to safeguard liquidity in the event of revenue underperformance; and (iii) the cash flow forecast extended through June 30, 2026. The Group also remains actively engaged in initiatives aimed at improving cost efficiency and optimizing working capital.

(iii) Directors’ conclusions

The Directors believe that the approved Business Plan—partially already under implementation—together with the Group’s available cash and undrawn credit facilities as at 31 December 2024, will be sufficient to meet the Group’s obligations falling due within twelve months from the date of approval of these consolidated financial statements.

As at December 31, 2024, the Group’s cash and cash equivalents amounted to 20,322. Long-term borrowings totaled 18,720, including a current portion of 4,532, while bank overdrafts and short-term borrowings amounted to 23,327. In addition, as of the same date, the undrawn portion of the Group’s available credit facilities amounted to 30,640. For further details, please refer to note 28.

4. Material accounting policy information

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

Unrealised gains on transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group’s interest in these entities. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. The accounting policies of equity-accounted investees have been aligned where necessary to ensure consistency with the policies adopted by the Group.

The carrying amount of equity-accounted investments is tested for impairment in accordance with the policy described in note 4 (i).

(vi) Changes in ownership interests

The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognised in a separate reserve within equity attributable to owners of Natuzzi S.p.A.

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

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

(b) Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker identified as the Board of Directors.

(c) Group Companies

(i) Foreign operations that have a functional currency different from the presentation currency

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency (Euro) are translated into the presentation currency as follows: (a) assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position; (b) revenue and expenses for each statement of profit or loss and statement of comprehensive income are translated at the average exchange rates of the year; and (c) all resulting exchange differences are recognised in other comprehensive income in the translation reserve.

When a foreign operation is sold, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

(ii) Foreign operations that have a functional currency that is the presentation currency

As at December 31, 2024 and 2023, there is one foreign subsidiary, Italsofa Romania, considered to be an integral part of Natuzzi S.p.A. due to the primary and secondary indicators reported in IAS 21, paragraphs 9 and 10. Therefore, the functional currency for this foreign subsidiary is the Parent’s functional currency, namely the Euro. As a result, all monetary assets and liabilities are remeasured, at the end of each reporting period, using the Euro and the resulting gain or loss is recognised in profit or loss. For all non-monetary assets and liabilities, share capital, reserves and retained earnings, the historical exchange rates are used. The average exchange rates of the year are used to translate non-Euro denominated revenue and expenses, except for those non-Euro denominated revenue and expenses related to assets and liabilities which are translated at historical exchange rates. The resulting exchange differences are recognised in profit or loss.

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

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The estimated useful lives of property, plant and equipment (see note 8) for current and comparative periods are as follows: (a) buildings, 30–50 years; (b) machinery and equipment, 4–10 years; (c) office furniture and equipment, 5–10 years; (d) retail gallery and store furnishing, 3–4 years; (e) leasehold improvements, 5–10 years.

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

(f) Leases

As at December 31, 2024, the Group acts as lessor in some lease contracts for a not significant amount.

(i) Policy as a lessee

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

(ii) COVID-19-Related Rent Concessions

In the financial statement as at December 31, 2022, the Group applied “COVID-19-Related Rent Concessions - Amendment to IFRS 16”. The Group applied the practical expedient that allowed it not to assess whether eligible rent concessions that were a direct consequence of the COVID-19 pandemic were lease modifications. The Group applied the practical expedient consistently to contracts with similar characteristics and in similar circumstances. For rent concessions in leases to which the Group determined not to apply the practical expedient, or that did not qualify for the practical expedient, the Group assessed whether there was a lease modification. The practical expedient was a temporary possibility that is no longer foreseen by the accounting standards and therefore was not applied in the financial statements at 31 December 2024 or 2023.

(g) Business combinations

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

The identified CGUs are the sofa manufacturing facilities located in Italy, Brazil, Romania, and China, as well as each of the retail stores directly operated by the Group.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. Value in use is based on the estimated future cash flows, discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

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

(j) Interests in equity-accounted investees

The Group’s interests in equity-accounted investees comprise interests in associates and joint ventures (see (a) (ii) and (iv).

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

In particular, for the credit losses on trade receivables determined on a collective basis, the Group adopted the practical expedient to use a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment. To measure the expected credit losses, trade receivables are grouped based on shared credit risk characteristics and the days past due. The expected loss rates are based on the historical credit losses experienced in the past five years. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables.

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

(ii) Derivatives that do not qualify for hedge accounting

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in profit or loss and are included in net exchange rate gains/(losses). The fair value of derivative instruments is disclosed in note 32.

(t) Revenue from contracts with customers

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

The goods are often sold with retrospective volume discounts based on aggregate sales over a 12-month period. As part of variable considerations, revenue from these sales is recognised based on the price specified in the contract, net of the estimated volume discounts. Accumulated historical experience is used to estimate and provide for the discounts, using the expected value method, and revenue is only recognised to the extent that it is highly probable that a significant reversal will not occur. A refund liability is recognised for the expected volume discounts payable to wholesalers in relation to sales made until the end of the reporting period. No element of financing is deemed present as the sales are made with a credit term of 30-90 days, which is consistent with market practice. The Group’s obligation to repair or replace faulty products under the standard assurance warranty terms is recognised as a provision (see note 26).

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

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Payment of the transaction price is due immediately when the product is delivered to the customer. The Group’s obligation to repair or replace faulty products under the standard assurance warranty terms is recognised as a provision (see note 26).

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

Revenue from these sales is recognised based on the price specified in the contract. No element of financing is deemed present as the sales are made with a credit term of 30-90 days, which is consistent with market practice. The Group’s obligation to repair or replace faulty products under the standard assurance warranty terms is recognised as a provision (see note 26).

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

(v) Shipping and handling costs

Shipping and handling costs incurred to transport products to customers are expensed in the periods incurred and are included in selling expenses. Under IFRS 15, shipping and handling costs related to activities before the customer obtains control of the finished goods, are accounted for as fulfillment costs under the caption “Other assets” of the statement of financial position. Such costs are recognised in profit or loss consistent with the pattern of transfer of the finished goods. Shipping and handling expenses recorded for the years ended December 31, 2024, 2023 and 2022, come to 24,767, 26,325 and 55,912, respectively (see note 37).

(w) Advertising costs

Advertising costs are expensed in the periods incurred and are included in selling expenses. Advertising expenses recorded for the years ended December 31, 2024, 2023 and 2022 amount to 5,986, 5,936 and 6,193, respectively (see note 37).

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

(x) Commission expense

Commissions payable to sales representatives and the related expenses are recorded at the time revenue from sale of products is recognised and are included in selling expenses. Commissions are not paid until payment for the related sale’s invoice is remitted to the Group by the customer. Under IFRS 15, sale commissions are considered costs of obtaining a contract and the Group has elected to apply the practical expedient under which such costs are expensed in profit or loss, as the amortisation period is less than one year. Commissions expenses recorded in profit or loss for the years ended December 31, 2024, 2023 and 2022 amount to 5,327, 5,861 and 7,318, respectively (see note 37).

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

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

(ii) Deferred tax

Deferred tax is recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognised for: (a) temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, unless it gives rise to equal taxable and deductible temporary differences; (b) temporary differences related to investments in subsidiaries, associates and joint arrangements (mainly unremitted earnings and withholding taxes) to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future; and (c) taxable temporary differences arising on the initial recognition of goodwill.

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

(ae) New standards, amendments and interpretations issued but not yet effective

The standards, amendments and interpretations issued by the International Accounting Standards Board (“IASB”) that will have mandatory application in 2025 or subsequent years are listed below.

In August 2023, the IASB issued an amendment to IAS 21 "The Effects of Changes in Foreign Exchange rate: Lack of Exchangeability." This change is applied by companies within the first financial year commencing on or after January 1, 2025.

In April 2024 the IASB issued IFRS 18 “Presentation and Disclosure in Financial Statements” which replaces IAS 1. The new principle establishes the structure for the statements of profit or loss, requires disclosures in the financial statements for some profit or loss performance measures that are reported (Management performance measures), introduces limited changes to the statement of cash flows and to the balance sheet, introduces new criteria for aggregation and disaggregation of information presented in the primary financial statements or disclosed in the notes. IFRS 18 is effective on or after January 1, 2027 with early adoption.

In May 2024 the IASB issued IFRS 19 “Subsidiaries without Public Accountability: Disclosures” which simplifies the preparation for the subsidiary’s financial statements by allowing it to apply group accounting principles in the preparation of its local financial statements. IFRS 19 is effective on or after January 1, 2027 with early adoption.

In July 2024 the IASB issued the document “annual improvements to IFRS standard - volume 11” which includes, mainly, technical and editorial changes to existing standards” These changes are applied by companies within the first financial year commencing on or after January 1, 2026.

The Group is currently reviewing the IFRSs not yet effective in order to determine the likely impact on the consolidated Financial Statements.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

5. Changes in significant accounting policies

Changes in significant accounting policies for the years ended December 31, 2024 and 2023 are reported below.

(A) COVID-19 Related Rent Concessions

In the financial statements closed as of December 31, 2024 and 2023, the rent concessions related to COVID-19 were no longer applied, as the corresponding amendment that was applied in the financial statements closed as of December 31, 2022, is no longer in effect.

In response to the COVID-19 coronavirus pandemic, in May 2020, the IASB issued an amendment to IFRS 16 “Leases” to provide practical relief for lessees in accounting for rent concessions. Under the practical expedient, lessees were not required to assess whether eligible rent concessions were lease modifications, and instead were permitted to account for them as if they were not lease modifications. Rent concessions were eligible for the practical expedient if they occurred as a direct consequence of the COVID-19 pandemic and if all of the following criteria were met: (i) the change in lease payments resulted in revised consideration for the lease that was substantially the same as, or less than, the consideration for the lease immediately preceding the change; (ii) any reduction in lease payments affected only payments originally due on or before June 30, 2021; and (iii) there was no substantive change to the other terms and conditions of the lease.

Following the discontinuation of the application of this amendment, the Group did not recognize lease incentives for the year 2024 and 2023 resulting from this concession. In the consolidated income statement closed as of December 31, 2022, the Group had recognized incentives amounting to 635 (see notes 9 and 37).

(B) Amendment to IAS 12 (International Tax Reform)

In May 2023, the IASB issued an amendment to IAS 12 regarding the application of Pillar Two model rules, which introduced a temporary exception to the recognition of deferred taxes related to the application of Pillar Two provisions published by the OECD, as well as targeted additional disclosures for affected entities. The Group has assessed the potential application of the Pillar Two and does not expect any significant impact from the adoption of these amendments considering that Group consolidated revenue is less than 750,000 in 2024 and in each of the prior three years.

(C) Other standards

The other new accounting principles that came into effect from January 1, 2024, did not have a significant impact on the Group's consolidated financial statements.

In particular, the application of the amendment to IAS 1 regarding the classification of liabilities with an uncertain settlement date as current and non-current, the application of the amendment to IFRS 16 concerning lease liabilities in a sale and leaseback transaction, and the application of the amendment to IAS 7 - Statement of Cash Flows and IFRS 7 - Financial Instruments: Disclosures: Supplier Finance Arrangements.

6. Segment Information

The Group operates in two operating segments, “Natuzzi brand” and “Private label”. The Natuzzi brand segment includes net sales from the “Natuzzi ltalia”, “Natuzzi Editions” and “Divani&Divani by Natuzzi” product lines. Segment disclosure is rendered by aggregating the operating segments into one reporting segment, that is the design, manufacture and marketing of leather and fabric upholstered sofas, beds and home furnishings accessories. It offers a wide range of upholstered furniture for sale, manufactured in production facilities located in Italy and abroad (Romania, China and Brazil). “Private label” is no more strategic for the Group and remains a minor business with selected numbers of clients (see note 34).

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

Reference should be made to note 34 “Revenue” for details on revenue streams and disaggregation of revenue from contracts with customers by types of goods, geographical markets, geographical location of customers, distribution channels, brands and timing of revenue recognition, to note 33(C)(ii-a) "Trade receivables" for information about major customers, and to note 8 "Property, plant and equipment", note 9 "Right-of-use-assets", note 10 "Intangible assets and goodwill" for information about geographical areas of non-current assets.

7. Assets held for sale

On October 17, 2024, the subsidiary Natuzzi Americas Inc. signed a preliminary agreement with the Group's majority shareholder for the sale of a building located in High Point, NC, USA, which is no longer functional to the Group's commercial objectives, for US$ 12.1 million (€11.6 million), a price set on the basis of the market value of the property as determined by a specific appraisal. The net book value of the property at the date of signing the preliminary sale agreement was 8,599 (US$ 8.9 million). On October 21, 2024, Natuzzi Americas obtained the down payment of US$ 3.8 million (€3.5 million), while the remaining part of the consideration was collected on the date of sale of the property. The sale of the property in favor of a company owned by the majority shareholder took place on March 25, 2025 (see note 46).

On November 20, 2024, the Romanian subsidiary signed a preliminary agreement for the sale of a plot of land for an amount of 2,900, to be completed by May 12, 2025, and received a down payment of 400. Then net book value of a plot of land is equal to 168.

8. Property, plant and equipment

Changes in the carrying amount of property, plant and equipment for the years ended December 31, 2024, 2023 and 2022 are analysed in the following tables.

	Land and buildings	Machinery and equipment	Office furniture and equipment	Retail gallery and store furnishing	Leasehold improvements	Constr. in progress	Total
Cost as at December 31, 2022	157,801	114,979	13,985	7,338	22,119	1,012	317,234
Additions	413	1,368	473	104	3,103	4,768	10,229
Disposals	(8)	(667)	(1,392)	(1,688)	(950)	(101)	(4,806)
Impairment loss	—	40	—	—	(118)	—	(78)
Reclassifications from constr. in progress	253	36	—	—	3,532	(3,821)	—
Effect of translation adj.	(592)	276	(71)	104	(636)	(19)	(938)
Cost as at December 31, 2023	157,867	116,032	12,995	5,858	27,050	1,839	321,641
Additions	385	3,459	363	138	2,823	95	7,263
Disposals	(79)	(3,121)	(988)	(360)	(6,576)	(4)	(11,128)
Reclassifications to asset held for sale	(23,665)	—	—	—	—	—	(23,665)
Impairment loss	21	75	11	36	—	—	143
Reclassifications from constr. in progress	550	859	23	—	260	(1,692)	—
Effect of translation adj.	671	(660)	58	40	1,093	(9)	1,193
Cost as at December 31, 2024	135,750	116,644	12,462	5,712	24,650	229	295,447

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

	Land and buildings	Machinery and equipment	Office furniture and equipment	Retail gallery and store furnishing	Leasehold improvements	Constr. in progress	Total
Accumulated depreciation as at December 31, 2022	(96,093)	(100,570)	(13,051)	(7,035)	(16,054)	—	(232,803)
Depreciation	(3,584)	(3,189)	(323)	(172)	(2,042)	—	(9,310)
Disposals	—	642	1,374	1,685	812	—	4,513
Effect of translation adj.	214	(279)	72	(102)	571	—	476
Accumulated depreciation as at December 31, 2023	(99,463)	(103,396)	(11,928)	(5,624)	(16,713)	—	(237,124)
Depreciation	(3,485)	(3,318)	(373)	(159)	(1,640)	—	(8,975)
Disposals	42	2,423	955	340	6,548	—	10,308
Reclassifications to asset held for sale	14,898	—	—	—	—	—	14,898
Effect of translation adj.	(669)	510	(57)	(39)	(110)	—	(365)
Accumulated depreciation as at December 31, 2024	(88,677)	(103,781)	(11,403)	(5,482)	(11,915)	—	(221,258)

Net book value as at December 31, 2022	61,708	14,409	934	303	6,065	1,012	84,431
Net book value as at December 31, 2023	58,404	12,636	1,067	234	10,337	1,839	84,517
Net book value as at December 31, 2024	47,073	12,863	1,059	230	12,735	229	74,189

Annual rate of depreciation for 2024 and 2023	0%-10%	10%-25%	10%-20%	25%-35%	10%-20%	—

As at December 31, 2024 and 2023, the carrying amount of property, plant and equipment temporarily idle is 4,744 and 5,568, respectively.

As at December 31, 2024, properties with a carrying amount of 32,231 (31,576 as at December 31, 2023) are subject to registered mortgages to guarantee the long-term borrowings (see note 20).

The following tables show a breakdown of property, plant and equipment by country.

	31/12/24	31/12/23
Italy	41,523	44,239
Romania	16,585	17,520
United States of America	11,381	18,259
Brazil	2,574	3,167
Europe	1,168	919
China	779	166
Other countries	179	247
Total	74,189	84,517

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The following tables show a breakdown of property, plant and equipment based on the cash generating units in which they are included.

	31/12/24	31/12/23
Italian upholstered furniture plant	29,279	30,108
Romanian upholstered furniture plant	17,856	18,769
Brazilian upholstered furniture plant	2,862	3,524
Chinese upholstered furniture plant	2,353	1,419
Others	21,839	30,697
Total	74,189	84,517

As at December 31, 2024, the Group performed the impairment assessment of property, plant and equipment and right-of-use assets included in several cash generating units (CGUs), such as the Italian upholstered furniture plant CGU and certain directly operated retail stores CGUs that presented indicators of impairment. The Group performed the impairment assessment in accordance with its accounting policy discussed in note 4(i).

Further, the significant assumptions used by the Group in estimating the value in use were the annual sales growth rates used to estimate the forecasted revenue for the years 2025-2029, the weighted average cost of capital rates and the long-term growth rates, all of which were determined at the CGU level, including the effects of the duration of the current economic uncertainty. Such significant assumptions involved a high degree of subjectivity by management and reasonably possible changes to these assumptions have a significant effect on the value in use. Specifically, such assumptions were based on the Group’s future business performances and other forward-looking assumptions that entail significant judgments by management and are heavily impacted by several external events. Finally, the projections of cash flows for the years 2025-2029 have been determined based on the Business Plan approved by the Board of Directors. The forecasts have been developed taking into account the actual results achieved by the Group.

The significant assumptions that were used in performing the 2024 impairment test for the Italian upholstered furniture plant CGU and certain directly operated retail stores CGUs are as follows:

— Italian upholstered furniture plant: weighted average cost of capital rate 8.99%, long-term growth rate 2.01%, annual sales growth rate for 2025 equal to +38.11% and annual sales growth rate (average of 2026-2029 period) equal to +5.00%. The significant growth projected for 2025 is primarily due to the relocation to Italy of part of the production that had been carried out in China in previous years.

— Directly operated retail stores CGUs located in the U.S.: weighted average cost of capital rate 9.98%, long-term growth rate 2.54%, annual sales growth rate for 2025 equal to +12.04% and annual sales growth rate (average of 2026-2029 period) equal to +9.52%.

— Directly operated retail stores CGUs located in Italy: weighted average cost of capital rate 8.99%, long-term growth rate 2.01%, annual sales growth rate for 2025 equal to +16.86% and annual sales growth rate (average of 2026-2029 period) equal to +5.24%.

— Directly operated retail stores CGUs located in Spain: weighted average cost of capital rate 8.93%, long-term growth rate 2.10%, annual sales growth rate for 2025 equal to +15.19% and annual sales growth rate (average of 2026-2029 period) equal to +5.48%.

— Directly operated retail stores CGUs located in the UK: weighted average cost of capital rate 8.97%, long-term growth rate 2.85%, annual sales growth rate for 2025 equal to 4.95% and annual sales growth rate (average of 2026-2028 period) equal to +8.96%.

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

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

As a result of the 2024 and 2023 impairment assessment performed by the Group, impairment losses of zero and 118, respectively, have emerged for property, plant and equipment. Conversely, with reference to other specific CGUs, an impairment reversal of 143 and 40 in 2024 and 2023, respectively, has emerged.

The Group conducted sensitivity analyses across all Cash Generating Units (CGUs). In particular, stress scenarios were defined by gradually increasing the WACC rate by up to 2 percentage points and reducing the terminal growth rate (g-rate) assumptions down to zero. The results of the analysis for the year 2024 indicated that, even under these adverse conditions, the CGUs related to the Italian plant and the majority of store CGUs would not require impairment. Within the most negative stress scenario considered, the risk of impairment would be limited to two store CGUs in the United States, one store in Spain, and two stores in Italy.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

9. Right-of-use-assets

Changes in the carrying amount of right-of-use assets for the years ended December 31, 2024 and 2023, are reported in the following tables.

	Buildings	Vehicles	Total
Cost as at December 31, 2022	83,597	1,046	84,643
Additions	7,056	633	7,689
Disposals	(609)	(766)	(1,375)
Adjustments due to remeasurements	584	—	584
Adjustments due to modifications	11,867	—	11,867
Effect of translation adjustments	(903)	(6)	(909)
Cost as at December 31, 2023	101,592	907	102,499
Additions	4,861	353	5,214
Disposals	(10,329)	(103)	(10,432)
Adjustments due to remeasurements	22	—	22
Adjustments due to modifications	182	93	275
Effect of translation adjustments	3,228	11	3,239
Cost as at December 31, 2024	99,556	1,261	100,817

Accumulated depreciation and impairment loss as at Dec. 31, 2022	(40,811)	(1,007)	(41,818)
Depreciation	(11,887)	(134)	(12,021)
Disposals	485	766	1,251
Impairment loss	75	—	75
Adjustments due to remeasurements	3	—	3
Adjustments due to modifications	—	—	—
Effect of translation adjustments	449	6	455
Accumulated depreciation and impairment loss as at Dec. 31, 2023	(51,686)	(369)	(52,055)
Depreciation	(10,372)	(271)	(10,643)
Disposals	8,299	103	8,402
Impairment loss	(458)	—	(458)
Adjustments due to remeasurements	—	—	—
Adjustments due to modifications	—	—	—
Effect of translation adjustments	(1,673)	(12)	(1,685)
Accumulated depreciation and impairment loss as at Dec. 31, 2024	(55,890)	(549)	(56,439)

Net book value as at December 31, 2022	42,786	39	42,825
Net book value as at December 31, 2023	49,906	538	50,444
Net book value as at December 31, 2024	43,666	712	44,378

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

	31/12/24	31/12/23
United States of America	21,810	25,901
Italy	12,008	12,523
Spain	1,424	2,548
United Kingdom	4,591	6,126
China	2,923	417
Others	1,622	2,929
Total	44,378	50,444

As at December 31, 2024, the Group performed the impairment assessment of property, plant and equipment and right-of-use assets included in several cash generating units (CGUs), such as the Italian upholstered furniture plant CGU and certain directly operated retail stores CGUs that presented indicators of impairment. For additional information on the impairment assessment, reference should be made to note 8.

As result of the 2024, 2023 and 2022 impairment assessment performed by the Group, impairment losses of 1,420, 1,092 and 848, respectively, have emerged for right-of-use assets, with reference to specific retail CGUs. The 2024 impairment loss concerned one store in Italy, one in the United States and one in the UK as a consequence of the fact that the sales forecasts for the three stores, based on the approved Business Plan, lead to the determination of a value in use lower than the carrying amount of the assets. More specifically with reference to 2024, the store in Italy reported an impairment of 204, compared to a carrying amount of 869, based on a weighted average rate of the cost of capital of 8.99% and a long-term growth rate of 2.01%, whereas the U.S. store reported an impairment of 616, compared to a carrying amount of 2,578, based on a weighted average rate of the cost of capital of 9.98% and a long-term growth rate of 2.54%. Lastly, the store located in the UK reported an impairment of 600, compared to a carrying amount of 2,050, based on a weighted average rate of the cost of capital of 8.97% and a long-term growth rate of 2.85%.

Conversely, with reference to other specific CGUs, an impairment reversal of 962, 1,167 and zero in 2024, 2023 and 2022, respectively, was recorded. In particular, with reference to 2024, the impairment reversal is related to the store in France whose assets had previously been impaired and which management, in light of performance falling short of the minimum profitability expectations, decided to close the store by terminating the lease agreement early. This decision resulted in the aforementioned reversal of impairment.

In 2023 the impairment reversal affected three stores in Italy and Spain and one in the UK and was due to the improvement of the sales forecasts based on the cash flow projection approved by the Board.

Other information about leases for which the Group is a lessee is presented below.

The following tables show the amounts recognized in profit or loss under IFRS 16 for the years ended December 31, 2024, 2023 and 2022.

	2024	2023	2022
Depreciation charge of right-of-use assets	10,643	12,021	11,834
Interest on lease liabilities	3,810	3,090	2,877
Expenses relating to short-term leases	1,970	2,326	1,465
Expenses relating to leases of low-value assets, excluding short-term leases	156	133	125
Covid-19 rent concessions	—	—	(635)
Total	16,579	17,570	15,666

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Lease payments recognised in statement of cash flows for the years ended December 31, 2024, 2023 and 2022 amount to 14,097, 14,147 and 12,926, respectively, and include interest paid for 3,809, 3,090 and 2,877, respectively (see note 21).

10. Intangible assets and goodwill

Changes in the carrying amount of intangible assets and goodwill for the years ended December 31, 2024 and 2023 are analysed in the following tables.

	Trademarks, patents and other	Software	Goodwill	Total
Cost as at December 31, 2022	14,277	33,167	1,921	49,365
Additions	188	763	—	951
Disposals	(11,098)	(16,513)	—	(27,611)
Effect of translation adjustments	(8)	(1)	—	(9)
Cost as at December 31, 2023	3,359	17,416	1,921	22,696
Additions	220	3,853	—	4,073
Disposals	(302)	(7,842)	—	(8,144)
Effect of translation adjustments	4	16	—	20
Cost as at December 31, 2024	3,281	13,443	1,921	18,645

Accumulated amortisation as at December 31, 2022	(13,897)	(31,214)	—	(45,111)
Amortisation	(168)	(873)	—	(1,041)
Disposals	11,098	16,513	—	27,611
Effect of translation adjustments	4	1	—	5
Accumulated amortisation as at December 31, 2023	(2,963)	(15,573)	—	(18,536)
Amortisation	(156)	(1,414)	—	(1,570)
Disposals	260	7,842	—	8,102
Effect of translation adjustments	(3)	(10)	—	(13)
Accumulated amortisation as at December 31, 2024	(2,862)	(9,155)	—	(12,017)

Net book value as at December 31, 2022	380	1,953	1,921	4,254
Net book value as at December 31, 2023	396	1,843	1,921	4,160
Net book value as at December 31, 2024	419	4,288	1,921	6,628

As at December 31, 2024 and 2023, goodwill of 1,921 relates to the “Italy – retail stores” CGU. It arose from the 2017 acquisition by the Parent of three “Divani&Divani by Natuzzi” stores located in the North East of Italy.

In 2024, the item "disposals" refers to the writing-off of assets fully depreciated.

With reference to goodwill, since it is allocated to specific DOS, the Group has carried out an impairment test on property, plant and equipment, right-of-use assets as well as the goodwill for each cash-generating unit (CGU) of directly managed retail stores.

Further, the cash flows included specific estimates for five years and a long-term growth rate thereafter. Cash flow projections have been determined based on the Business Plan approved by the Board of Directors. For additional information on the impairment assessment, reference should be made to note 8.

Impairment tests have been performed on goodwill in 2024, 2023 and 2022 and no impairment was recorded.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

11. Equity-method investees

Changes in the carrying amount of equity-method investees for the years ended December 31, 2024 and 2023 are analysed as follows.

	Natuzzi Trading Shanghai	Nars Miami LLC	Natuzzi Texas LLC	Natuzzi Store (UK) ltd	Foundation "Made in Italy circolare e sostenibile"	Salena S.r.l.	Total
Balance as at December 31, 2022	37,029	431	176	52	8	—	37,696
Acquisition of non-controlling interests	—	—	—	—	—	—	—
Share of profit for the year	2,873	197	(688)	515	—	—	2,897
Loss allowance	—	—	502	—	—	—	502
Share of other comprehensive income	(1,257)	—	—	—	—	—	(1,257)
Dividends received	—	—	—	—	—	—	—
Share capital reduction	—	—	—	—	—	—	—
Effect of translation adjustments	—	(19)	10	2	—	—	(7)
Balance as at December 31, 2023	38,645	609	—	569	8	—	39,831
Acquisition of non-controlling interests	—	—	—	—	—	—	—
Share of profit for the year	988	(4)	(548)	(47)	—	—	389
Loss allowance	—	—	602	—	—	—	602
Share of other comprehensive income	686	—	—	—	—	—	686
Dividends received/(distributed)	—	(77)	—	—	—	—	(77)
Liquidation	—	(520)	—	—	—	—	(520)
Share capital reduction	—	—	—	—	—	—	—
Effect of translation adjustments	—	(8)	(54)	26	—	—	(36)
Balance as at December 31, 2024	40,319	—	—	548	8	—	40,875

As at December 31, 2024 and 2023 equity-method investees include: (a) the 49% stake in the joint venture Natuzzi Trading Shanghai; (b) the 51% stake in the joint venture Natuzzi Texas LLC; (c) the 30% stake in the associate Natuzzi Store (UK) ltd; (d) the 49% interest in the associate Salena S.r.l., whose carrying value was totally impaired in 2014 in consideration of some legal disputes among shareholders.

With reference to the investment in the associate Nars Miami LLC, the entity was liquidated in early 2024 following the closure of its sole store in 2023.

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

The following table shows the reconciliation of the carrying amount of the retained interest in Natuzzi Trading Shanghai as at December 31, 2023 with the carrying amount as at December 31, 2024 included in the consolidated statement of financial position.

Carrying amount as at December 31, 2023		38,645
Dividends distribution		—
Share capital reduction		—
Group’s share of profit for the year	292
Elimination of amortisation of Natuzzi’s trademarks	368
Elimination of intercompany profit on inventories	717
Amortisation of intangibles assets	(519)
Reversal of deferred tax liabilities	130
Group’s share of profit for the year, net of equity method adjustments	988	988
Group’s share of other comprehensive income		686
Carrying amount as at December 31, 2024		40,319

Summarised financial information of the joint venture Natuzzi Trading Shanghai, based on its IFRS financial statements, and reconciliation with the carrying amount of the Group’s share in net assets and in profit or loss as reported in the consolidated financial statements are set out below.

Summarised statement of financial position of Natuzzi Trading Shanghai and Group’s share in net assets as at December 31, 2024 and 2023

	31/12/24	31/12/23
Current assets	52,951	54,190
Non-current assets	16,954	16,681
Current liabilities	(25,753)	(28,413)
Non-current liabilities	(2,885)	(3,222)
Net Assets	41,267	39,236
Group’s share in net assets – 49% of net assets	20,221	19,226
Intangible assets	1,272	1,796
Goodwill	26,140	26,140
Elimination of intercompany profit from licensing Natuzzi’s trademarks	(4,994)	(5,357)
Elimination of intercompany profit on inventories	(1,999)	(2,712)
Deferred tax liabilities	(321)	(448)
Group’s carrying amount of interest	40,319	38,645

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

As at December 31, 2024 and 2023 cash and cash equivalents, bank overdrafts and borrowings, lease liabilities current and non-current are set out below.

	31/12/24	31/12/23
Cash and cash equivalents	33,230	31,706
Lease liabilities current	(2,885)	(1,570)
Lease liabilities non-current	(767)	(3,222)
Total, net	29,578	26,914

Summarised statement of profit or loss of Natuzzi Trading Shanghai and Group’s share of profit for the year ended December 31, 2023, 2022 and 2021.

	2024	2023	2022
Revenue	57,222	69,939	98,483
Cost of sales	(33,492)	(39,823)	(60,481)
Other income and expenses, net	(7)	(747)	(91)
Selling expenses	(19,036)	(24,297)	(24,473)
Administrative expenses	(2,775)	(3,332)	(5,665)
Impairment on trade receivables	(520)	—	—
Net finance income	78	315	1,037
Profit before tax	1,470	2,055	8,810
Income tax expense	(874)	(522)	(2,646)
Profit for the period	596	1,533	6,164
Other comprehensive profit/(loss)	1,400	(2,565)	(1,600)
Total comprehensive profit for the period	1,996	(1,032)	4,564
Group’s share of profit for the period – 49%	292	751	3,020
Elimination of amortisation of Natuzzi’s trademarks	368	367	367
Elimination of intercompany profit on inventories	717	2,144	(2,562)
Amortisation of intangible assets	(519)	(519)	(519)
Deferred tax liabilities	130	130	130
Group’s share of profit/(loss), net of equity method adj.	988	2,873	436
Group’s share of other comprehensive income/(loss) for the period	686	(1,257)	(784)
Group’s share of total comprehensive income/(loss) for the period	1,674	1,616	(348)
Dividends received by the Group	—	—	3,697

For the years ended December 31, 2024, 2023 and 2022, depreciation and amortisation, interest income, interest expense and income tax expense are set below.

	2024	2023	2022
Depreciation and amortisation	4,153	5,571	1,945
Interest income	263	557	1,729
Interest expense	354	242	692
Income tax expense	874	522	2,646

(ii) Disclosures on Natuzzi Texas LLC, joint venture

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

(iii) Disclosures on Natuzzi Stores (UK) Ltd, associate

Natuzzi Stores (UK) Ltd is an immaterial associate, in which the Group acquired a 30% stake in early 2021. Natuzzi Stores (UK) Ltd is engaged in the sale of upholstered furniture and home furnishings accessories to end consumers through directly-operated Natuzzi Italia mono-brand stores.

12. Other non-current receivables

Other non-current receivables consist of the following:

	31/12/24	31/12/23
Security deposits for lease and other contracts	6,124	6,396
Total	6,124	6,396

The security deposits for lease contracts, essentially consisting of leasing contracts, include the restricted cash for 892 which relates to the early retirement contract that the Company signed with certain employees in 2023 (see note 23).

13. Other assets (non-current and current)

Other assets are analysed as follows:

	31/12/24	31/12/23
Advances to suppliers	2,719	2,622
Deferred delivery and commission costs related to finished goods	844	1,490
Deferred costs for Natuzzi Display System	1,666	1,665
Deferred costs for slotting fees	842	641
Deferred costs for Service-Type Warranty	316	254
Other prepaid expenses and accrued income	435	296
Total other assets	6,822	6,968
Less current portion	(5,073)	(5,365)
Non-current portion	1,749	1,603

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

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

14. Inventories

Inventories are analysed as follows:

	31/12/24	31/12/23
Leather and other raw materials	19,700	17,847
Goods in process	9,327	9,790
Finished goods	33,788	34,450
Total	62,815	62,087

The following tables summarise the changes to the provision for slow moving and obsolete raw materials and finished goods included in inventories for the years ended December 31, 2024 and 2023.

	31/12/24	31/12/23
Balance at beginning of year	14,986	16,406
Additions	1,172	480
Reductions	(2,197)	(1,900)
Balance at end of year	13,961	14,986

The additions and reductions are included in “cost of sales”.

There are no pledged inventories that could be limited in their availability.

15. Trade receivables

Trade receivables are due primarily from distributors and retailers who sell directly to end customers.

Trade receivables disaggregated by nature of the relationship with the customers are as follows:

	31/12/24	31/12/23
Third parties	31,157	29,601
Related parties	5,323	7,966
Gross trade receivables	36,480	37,567
Allowance for doubtful accounts	(3,661)	(4,263)
Total trade receivables	32,819	33,304

For further information about transactions with related parties see note 45.

Trade receivables by geographic region are analysed as follows:

	31/12/24	31/12/23
Italian customers	6,633	8,349
Other European customers	8,402	6,553
North American customers	9,277	9,182
Chinese customers	4,435	4,347
South American customers	4,300	5,447
Other foreign customers	3,433	3,689
Gross trade receivables	36,480	37,567
Provision for doubtful accounts	(3,661)	(4,263)
Total trade receivables	32,819	33,304

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The following tables provide the movements in the provision for doubtful accounts for the years ended December 31, 2024 and 2023.

	31/12/24	31/12/23
Balance at beginning of year	4,263	5,604
Charges – bad debt expense	289	33
Reductions – write off of uncollectible amounts	(806)	(1,409)
Foreign exchange effect	(85)	35
Balance at end of year	3,661	4,263

The Parent sold trade receivables to a financial institution for cash advances (for further details, see note 33(C)(iii)). These trade receivables have not been derecognized from the statement of financial position, because the Parent retains substantially all of the risks and rewards – primarily credit risk. The amount received on their transfer has been recognised as a secured bank borrowing (see note 28).

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

	31/12/24	31/12/23
Carrying amount of trade receivables transferred	11,588	11,412
Carrying amount of associated liabilities	(10,665)	(10,752)
Total, net	923	660

Information about the Group’s exposure to credit risk and impairment losses for trade receivables is included in note 33(C)(ii-a).

16. Other current receivables

Other current receivables are analysed as follows:

	31/12/24	31/12/23
VAT	2,408	2,091
Receivables from National Institute for Social Security	4,615	4,446
Other	3,595	5,681
Total	10,618	12,218

The “VAT” receivables include value added taxes and related interest reimbursable to the various companies of the Group. While currently due at the reporting date, the collection of the VAT receivable may extend over a maximum period of up to two years.

The “Receivables from National Institute for Social Security” represent the amounts paid in advance by the Company on behalf the governmental institute related to salaries and wages for those workers and employees subject to temporary work force reduction.

The “Other“ caption mainly includes certain receivables related to incentives on photovoltaic investments, receivables for advance payments on sales commissions related to the Group's Concessions in Mexico, and receivables from lessors.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

17. Other current financial receivables

Other current financial receivables are analysed as follows:

Other current financial receivables	31/12/24	31/12/23
Short-term borrowings	1,348	—
Total	1,348	—

In 2024, the Board of Directors of a subsidiary, in light of its liquidity position, approved the granting of a renewable annual loan to the minority shareholder, Truong Thanh Furniture Corporation (“TTF”), upon request. The loan carries an interest rate of LIBOR USD 1M - 0.25%, aligned with the yield of the Time Deposit in which the same subsidiary invested its excess liquidity. See note 45.

18. Cash and cash equivalents

Cash and cash equivalents are analysed as follows:

	31/12/24	31/12/23
Cash on hand	116	125
Bank accounts	20,206	33,485
Total	20,322	33,610

The following tables show the Group’s cash and cash equivalents broken-down by region.

	31/12/24	31/12/23
Europe	10,486	15,356
Asia	5,069	13,449
North America	3,261	3,659
South America	1,337	1,061
Other	169	85
Total	20,322	33,610

For the purpose of the statement of cash flows, cash and cash equivalents comprise the following:

	31/12/24	31/12/23	31/12/22
Cash and cash equivalents in the statement of financial position	20,322	33,610	54,475
Bank overdrafts repayable on demand	(3,328)	(2,037)	(1,754)
Cash and cash equivalents in the statement of cash flows	16,994	31,573	52,721

Bank overdrafts repayable on demand form an integral part of the Group’s cash management (see note 28).

19. Share capital, reserves and retained earnings

As at December 31, 2024, 2023 and 2022 the equity attributable to owners of the Company is analysed as follows:

	31/12/24	31/12/23	31/12/22
Share capital	55,073	55,073	55,073
Reserves	20,659	20,448	23,292
Retained earnings	(21,726)	(6,576)	9,493
Total	54,006	68,945	87,858

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

As at December 31, 2024, the Company’s share capital, which is totally authorized and issued, is composed of 55,073,045 ordinary shares with par value of Euro 1 each, for a total of 55,073.

Ordinary shareholders have the right to receive dividends, as approved by shareholders’ meetings, and to express one vote per each share owned.

Share capital is owned, as at December 31, 2024, 2023 and 2022, as follows:

	31/12/24	31/12/23	31/12/22
Mr. Pasquale Natuzzi	56.2%	56.2%	56.2%
Mrs. Anna Maria Natuzzi	2.6%	2.6%	2.6%
Mrs. Annunziata Natuzzi	2.5%	2.5%	2.5%
Other investors	38.7%	38.7%	38.7%
Total	100.0%	100.0%	100.0%

An analysis of “Reserves” is as follows:

	31/12/24	31/12/23	31/12/22
Legal reserve	10,971	10,971	10,971
Majority shareholder capital contribution	488	488	488
Shareholders: unpaid share capital	—	—	(165)
Share premium reserve	175	175	175
Stock option reserve	1,501	1,133	824
Reserve for gain on disposal of Non-controlling interests	4,219	4,219	4,219
Foreign operations translation reserve	1,792	2,335	5,468
Remeasurement of defined benefit plan	1,195	1,127	1,312
Reserve from Shareholder Financing	318	—	—
Total	20,659	20,448	23,292

The “Legal reserve” is related to the requirements of Italian law, which provide that 5% of net income of the Parent Company is retained as a legal reserve, until such reserve is 20% of the issued share capital. The legal reserve may be utilized to offset losses; any portion which exceeds 20% of the issued share capital is distributable as dividends. The legal reserve totaled 10,971 as at December 31, 2024, 2023 and 2022.

The “Majority shareholder capital contribution” is one of the Parent Company’s reserves, which is restricted for capital grants received.

The "Shareholders: unpaid share capital" reserve is zero as of December 31, 2024 and 2023, as the Group collected the residual part of the share capital that was subscribed by a beneficiary of stock options.

The "Share premium reserve" refers to the value of the service provided by the beneficiary who subscribed to the stock option, for the portion accrued in 2022.

The "Stock option reserve" represents the value of the services provided as at 31 December 2024 by the beneficiaries of the stock option plan and includes both the part accrued but not yet exercised and the part relating to the tranche not yet expired.

The “Reserve for gain on disposal of Non-controlling interests” reports the recognition, for the share pertaining to the Group, of the contribution by the shareholder Troung Thanh Furniture (TTF) who carried out the relevant payment in March 2022 for the acquisition of 20% stake in Natuzzi Singapore PTE LTD. No further contribution took place in 2023 and 2024.

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

The “Reserve from Shareholder Financing” originates from the granting of a three-year loan by the majority shareholder at a below-market interest rate. The difference between the contractual interest rate and the market interest rate has been recognized as an equity contribution. (See Note 20).

OCI accumulated in reserves, net of tax, is reported in the following tables.

	31/12/24	31/12/23	31/12/22
Foreign operation translation	1,792	2,335	5,468
Remeasurement of defined benefit plan	1,195	1,127	1,312
Owners of the Company	2,987	3,462	6,780
Non-controlling interests	148	(17)	144
Total OCI	3,135	3,445	6,924

The disaggregation of changes of OCI by each type of reserve in equity is shown in the tables below.

Year ended December 31, 2024

	Foreign operations translation reserve	Remeasurement of defined benefit plan	Total
Exchange difference on translation of foreign operations	(1,064)	—	(1,064)
Share of OCI of equity-method investees	686	—	686
Actuarial gains/(losses) on employees’ leaving entitlement	—	68	68
Total	(378)	68	(310)

Year ended December 31, 2023

	Foreign operations translation reserve	Remeasurement of defined benefit plan	Total
Exchange difference on translation of foreign operations	(2,003)	—	(2,003)
Share of OCI of equity-method investees	(1,257)	—	(1,257)
Actuarial gains/(losses) on employees’ leaving entitlement	—	(185)	(185)
Total	(3,260)	(185)	(3,445)

Year ended December 31, 2022

	Foreign operations translation reserve	Remeasurement of defined benefit plan	Total
Exchange difference on translation of foreign operations	524	—	524
Share of OCI of equity-method investees	(784)	—	(784)
Actuarial gains/(losses) on employees’ leaving entitlement	—	2,309	2,309
Total	(260)	2,309	2,049

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

20. Long-term borrowings

Long-term borrowings (debts) as at December 31, 2024 and 2023 consist of the following:

	31/12/24	31/12/23
Six-month Euribor (360) plus a 2.5% spread long-term debt with final payment due July 2025	1,313	3,563
2.3% fixed long-term debt with final payment due January 2026	1,240	2,358
1.5% fixed long-term debt with final payment due September 2027	217	298
0.21% fixed long-term debt with final payment due December 2034	7,734	6,799
80% of six-month Euribor (360) plus a 0.95% spread long-term debt with final payment due January 2035	1,035	1,135
Three-month Euribor (360) plus a 2.00% spread long-term debt with final payment due December 2027	2,400	3,200
Three-month Euribor (360) plus a 2.95% spread long-term debt with final payment due December 2028	2,526	—
2.5% Fixed rate long-term debt to majority shareholder with final payment due March 2027	2,255	—
Total long-term borrowings	18,720	17,353
Less current installments	(4,532)	(5,200)
Long-term borrowings, excluding current installments	14,188	12,153

During 2024, the actual level of rates ranged from 3.60% to 7.80%. During 2024, the Euribor experienced a decline, initially moderate, which accelerated in the latter part of the year.

During 2023, the Romanian subsidiary renegotiated the two existing loans, one amounting to 10,000 obtained in 2015 with residual debt renewals every two years and maturing in August 2023, and the other amounting to 5,000 maturing in March 2025 with government guarantee, into a single loan with a balance as of December 31, 2024, of 1,313. The new repayment plan involves monthly installments until July 2025. The variable interest rate is based on the performance of the 6-month Euribor (360) plus a spread of 2.5%. The loan is secured by a mortgage on the Romanian plant for 16,628 and by the following covenants: (a) cash receipts >= 60% of turnover; (b) earnings before taxes and depreciation (EBITDA) >= 4.5%; (c) net debt / EBITDA <=3; (d) Debt Service Cover Ratio >= 1.35.

The Romanian subsidiary complied with the covenant requirements throughout 2024.

In July 2017, the Company incurred long-term debt for a 7,000 nominal amount with installments payable on a monthly basis, fixed interest rate of 2.3% and with final payment due January 2026. This long-term fixed-rate debt, of which 1,240 remains at year-end, is assisted by a mortgage on the properties located in Matera (Italy) for an amount of 14,000.

In March 2020, the Swiss subsidiary obtained a long-term loan from a financial institution, amounting to 378. This loan has been obtained as part of the COVID-19 measures to support business approved by the Swiss government. Such loan, of which 217 remains at year-end, has installments repayable on a six-month basis starting from 2022 and ending in September 2027. Since April 2023, the bank has informed us that the government authority has decided to apply a fixed annual interest rate of 1.5%.

In December 2019, the Company incurred long-term debt for a 4,181 nominal amount with installments payable on semi-annual basis, fixed interest rate of 0.21% and with final payment due December 2034. This long-term debt, of which 7,734 remains at year-end, following a further disbursement obtained in 2023 and a new disbursement in 2024, as well as the update of the amortization plan by the financial institution, is guaranteed by a mortgage on the properties located in Ginosa, Laterza and Santeramo in Colle (Italy) for a total amount of 13,936.

In December 2019, one of the Italian subsidiaries incurred long-term debt for a 435 nominal amount with installments payable on semi-annual basis and with final payment due January 2035. This long-term debt, already increased in 2021 and 2023, and of which 1,035 remains at year-end following a further disbursement of 581 obtained in 2023, provides for

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

variable interest installments determined based on the 80% of six-month Euribor (360) plus 0.95% spread. Such loan is guaranteed by a mortgage on the properties located in Pozzuolo del Friuli (Italy) for a total amount of 3,000.

In January 2022, the Parent obtained a long-term loan from a financial institution, amounting to 4,000. This loan, which is guaranteed by an Italian governmental authority, has been made available by the Italian government as part of the COVID-19 measures to support businesses. Such loan, of which 2,400 remains at year-end, has installments repayable on a quarterly basis starting from January 2023, after the 12-month interest-only period, and ending in December 2027. This long-term debt provides for variable interest installments determined based on the three-month Euribor (360) plus a 2.00% spread.

In January 2024, the Parent Company obtained a long-term bank loan with a nominal amount of 3,000, repayable in quarterly installments starting from June 2024, at an interest rate of Euribor 3M + a 2.95% spread, with a final payment due on December 31, 2028. The debt is secured by a government entity guarantee covering 90% of the loan. As of December 31, 2024, the outstanding debt amounts to 2,526.

On March 31, 2024, the Parent Company obtained a three-year loan from the majority shareholder, due on March 31, 2027, with a nominal amount of 2,500, at an annual interest rate of 2.5%, with annual interest payments and full repayment of the debt on March 31, 2027. As of December 31, 2024, the outstanding debt amounts to 2,255 (see note 30).

During 2024 and 2023, the Company made all installment payments related to the aforementioned long-term borrowings.

Interest expense related to long-term borrowings for the years ended December 31, 2024, 2023 and 2022 is 768, 599 and 423, respectively. Interest due is paid with the related installment.

21. Lease liabilities (non-current and current)

The non-current and current portion of the lease liabilities as at December 31, 2024 and 2023 is as follows:

	31/12/24	31/12/23
Non-current portion of the lease liabilities	47,400	52,914
Current portion of the lease liabilities	10,350	9,413
Total	57,750	62,327

Changes in the carrying amount of the lease liabilities for the year ended December 31, 2024 and 2023 are reported in the following tables.

	31/12/24	31/12/23
Balance at beginning of year	62,327	51,849
Additions for new leases	5,215	9,773
Interest expenses	3,809	3,090
Lease payments	(14,097)	(14,147)
Disposal of leases	(1,911)	(172)
Adjustments due to remeasurements	43	584
Adjustments due to modifications	9	11,867
Effect of translation adjustments	2,356	(517)
Balance at end of year	57,750	62,327

As at December 31, 2024, the incremental borrowing rate is within the range of 3% and 12% (the same range as at December 31, 2023).

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The maturity analysis of the contractual undiscounted cash flows of the lease liabilities as at December 31, 2024 and 2023 are reported in the tables below.

	31/12/24	31/12/23
Less than one year	13,629	13,054
One to five years	39,294	42,309
More than five years	17,970	22,706
Total undiscounted lease liabilities	70,893	78,069

Some property leases contain extension options exercisable by the Group up to one year before the end of the non-cancellable contract period. Where practicable, the Group seeks to include extension options in new leases to provide operational flexibility. The extension options held are exercisable only by the Group and not by the lessors. The Group assesses at lease commencement date whether it is reasonably certain to exercise the extension options. The Group reassesses whether it is reasonably certain to exercise the options if there is a significant event or significant changes in circumstances within its control. The Group has estimated that the potential future lease payments, should it exercise the extension option, would result in an increase in lease liability of 43,309 as at December 31, 2024 (42,613 as at December 31, 2023).

22. Other non-current debts

This item includes payables to suppliers amounting to 465 for improvement works on third-party assets.

These payables relate to an installment-based obligation arising from adaptation works carried out in 2024 at a subsidiary’s plant in China, which will be settled on a quarterly basis by the end of 2027. Interest expenses accrue on the installment payment as established in the contract signed between the parties.

	31/12/24	31/12/23
Trade payables on leasehold improvements	465	—
Total Other non-current debts	465	—

23. Other non-current liabilities

The item "Other non-current liabilities" as at December 31, 2024 and 2023 is as follows:

	31/12/24	31/12/23
Other non-current liabilities	2,160	2,725
Total Other non-current liabilities	2,160	2,725

The item reports the non-current portion of the debt to employees of the Parent Company following acceptance of the offer ("early retirement agreement") for termination of the employment relationship regulated by a specific legislative regulation providing for the early retirement of specific employees.

In particular, on 30 November 2023, 59 employees of the Parent Company signed up to a voluntary exit plan regulated by specific Italian regulations aimed at encouraging the retirement of staff earlier than indicated by Italian laws, with the commitment of the Company to hire new staff with professional skills more suited to current and prospective needs.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The early retirement agreement provides that the Company makes monthly payments to the government agency, INPS-National Social Security Institute, for the people who have left, equal to the amount of the allowance communicated by the same government agency, whose amount is lower than the salary such people were entitled to, and the related social contribution according to a plan that for each individual employee covers the time period remaining until accrual of pension rights.

The total amount of non-discounted installment payments to be completed in 2028 is 2,984, of which the debt payable beyond one year (from 2026 onwards) amounts to 2,169.

The total debt has been discounted at a rate of 6.308%, and as at December 31, 2024 the amount of the discounted debt beyond the year is equal to 2,160 (2,725 as at December 31, 2023).

In 2023, the early retirement agreement required the opening of a deposit account as a guarantee for 892 (see note 12) and the issuance of a surety bond for 4,459 in favor of the government entity (see note 44).

24. Employees’ leaving entitlement

Changes to employees’ leaving entitlement occurring during 2024 and 2023 are analysed as follows:

	31/12/24	31/12/23
Balance at beginning of year	12,389	13,064
Current service cost	77	91
Interest expense	364	451
Benefits paid	(1,116)	(1,402)
Actuarial losses/(gains)	(68)	185
Balance at end of year	11,646	12,389

The employees’ leaving entitlement refers to a defined benefit plan provided for by the Italian legislation due and payable upon termination of employment, assuming immediate separation (see note 4(q)).

The principal assumptions used in determining the present value of such defined benefit obligation (“DBO”) related to the employee benefit obligation are reported as follows:

	31/12/24	31/12/23
Annual discount rate	3.18%	3.08%
Annual future salary increase rate	2.00%	2.00%
Annual inflation rate	2.00%	2.00%
Annual DBO increase rate	3.00%	3.00%
Mortality	RG48 mortality tables published by the General State Accounting
Inability	National Institute for Social Security tables, by age and sex
Retirement	100% upon achievement of AGO requisites
Annual frequency of turnover	2.00%	2.00%
Annual frequency of DBO advances	2.00%	2.00%

A quantitative sensitivity analysis for significant assumptions impacting the DBO as at December 31, 2023 and 2022 is reported as follows:

	31/12/24	31/12/23
+1.00% on turnover rate	39	40
-1.00% on turnover rate	(42)	(43)
+0.25% on annual inflation rate	143	158
-0.25% on annual inflation rate	(141)	(155)
+0.25% on annual discount rate	(220)	(242)
-0.25% on annual discount rate	226	250

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

The following are the expected payments of the employees’ leaving entitlement in future years:

	31/12/24	31/12/23
Within 1 year	742	1,154
Between 2 and 5 years	3,263	2,902

The average duration of the defined benefit plan as at December 31, 2024 and 2023 are 8.7 and 9.0 years, respectively.

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

The date by which the options can be exercised is December 31, 2027 for beneficiaries 1 and 2 and December 31 of each vesting year up to December 31, 2027 for beneficiary 3. Beneficiary 3 left the Group in February 2024 and, therefore, based on the SOP agreement, no longer has the right to subscribe to shares, having exercised the option at the end of 2022 for those vested on August 15 of the same year and having lost the right to subscribe to those vested at the end of 2023 by not exercising the option by December 31, 2023.

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

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

C. Reconciliation of outstanding share options

The number and weighted-average exercise prices of the stock options granted in 2024 are the following:

	Number of options (ADS)	Weighted-average exercise price (ADS)
Outstanding as at January 1, 2024	431,160	$14.71
Granted during the year	—	—
Forfeited during the year	—	—
Exercised during the year	—	—
Outstanding as at December 31, 2024	431,160	$14.71
Exercisable as at December 31, 2024	172,464	$14.71

There are no further options granted during the year in addition to those granted on 15 July 2022.

During 2024 no beneficiary exercised the vested portion of its options.

The forfeited options related to beneficiary 3, as such beneficiary left the Company at the end of February 2024 and was granted a bonus of 124.

25. Contract liabilities (non-current and current)

Contract liabilities as at December 31, 2024 and 2023 consist of the following:

	31/12/24	31/12/23
Advance payments from customers	22,041	18,977
Deferred income from licensing of Natuzzi’s trademarks	5,196	5,577
Deferred revenue for Natuzzi Display System	2,162	2,162
Deferred revenue for Service-Type Warranty	974	417
Total contract liabilities	30,373	27,133
Less current portion	(23,587)	(20,333)
Non-current portion	6,786	6,800

“Advance payments from customers” are related to considerations received by the Group upon sale of the Group’s products, and before their delivery to end customers.

“Deferred income from licensing Natuzzi’s trademarks” refers to the deferral of revenue deriving from licensing Natuzzi’s Trademarks, to the former subsidiary Natuzzi Trading Shanghai. Such revenue, in the amount of 5,196 (net of the elimination of intercompany profit on the transaction), has been deferred over the useful life (20 years) of the licensed trademarks.

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

The amount of revenue recognised for the years ended December 31, 2024, 2023 and 2022 that was included in the opening contract liabilities balance amounts to 20,333, 17,124 and 20,797, respectively.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

26. Provisions (non-current and current)

Provisions as at December 31, 2024 and 2023 consist of the following:

	31/12/24	31/12/23
Provision for legal claims	5,425	7,432
Provision for tax claims	436	489
Provision for warranties	1,866	2,352
Termination indemnities for sales agents	825	861
Other provisions	1,105	502
Total provisions	9,657	11,636
Less current portion	(1,866)	(2,352)
Non-current portion	7,791	9,284

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

The item "other provisions" includes amounts set aside for investments in joint ventures that have already been fully written down.

Changes in the above provisions for the years ended December 31, 2024 and 2023 are analysed as follows:

	Provision for legal claims	Provision for tax claims	Provision for warranties	Termination indemnities for sales agents	Other provisions	Total
Balance as at December 31, 2022	8,626	64	3,114	742	—	12,546
Provisions made during the year	1,723	425	785	119	502	3,554
Provisions used during the year	(2,403)	—	(1,542)	—	—	(3,945)
Provisions reversed during the year	(514)	—	(5)	—	—	(519)
Balance as at December 31, 2023	7,432	489	2,352	861	502	11,636
Provisions made during the year	1,108	—	871	156	603	2,738
Provisions used during the year	(2,566)	(2)	(1,357)	(192)	—	(4,117)
Provisions reversed during the year	(549)	(51)	—	—	—	(600)
Balance as at December 31, 2024	5,425	436	1,866	825	1,105	9,657

As at December 31, 2024, the provision for legal claims refers for 3,795 (5,907 as at December 31, 2023) to the probable contingent legal liability related to legal procedures initiated by 98 workers against the Company for the misapplication of the social security procedure “CIGS—Cassa Integrazione Guadagni Straordinaria”. According to the “CIGS” procedure, the Company pays a reduced salary to the worker for a certain period of time based on formal agreements signed with the Trade Unions and other Public Social parties. In particular, these 98 workers are claiming in the legal procedures that the Company applied the “CIGS” during the period from 2004 to 2016 without foreseeing any time rotation. In May 2017, the

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Company received from the Italian Supreme Court of Justice (“Corte di Cassazione”) an adverse verdict for the above litigation related only to two workers. Based on this unfavorable verdict, the Company, with the support of its legal counsel, has assessed that the liability for legal procedures initiated by all the 98 workers is 3,795.

27. Deferred income for government grants

Changes in the carrying amount of deferred income for government grants for the years ended December 31, 2024 and 2023 are analysed as follows:

	31/12/24	31/12/23
Balance at beginning of year	13,135	12,242
Additions	88	2,757
Credit to profit or loss	(2,187)	(1,864)
Balance at end of year	11,036	13,135

Government grants are related to benefits the Group obtained in 2024 and previous years from the Italian government as part of the incentive programs for under-industrialised regions in Southern Italy. They have been received to compensate the Group for the purchase of certain items of property, plant and equipment and for certain expenses mainly related to research projects. Deferred income for grants related to property, plant and equipment are credited to profit or loss on a straight-line basis over the expected lives of the related assets. Deferred income for grants related to expenses are credited to profit or loss in the periods in which the costs are recognised.

There are no unfulfilled conditions or contingencies attached to these grants, except for that in accordance with the terms of some grants, the Group is prohibited from selling certain items of property, plant and equipment for a period of five years from the date on which the related grant was finally approved by the Italian governmental agency.

28. Bank overdrafts and short-term borrowings

Bank overdrafts and short-term borrowings as at December 31, 2024 and 2023 are analysed as follows:

	31/12/24	31/12/23
Bank overdrafts	3,328	2,037
Borrowings related to a recourse factoring agreement	10,665	10,752
Borrowings secured with trade receivables not part of factoring agreement	8,734	9,282
Borrowings unsecured	600	763
Total	23,327	22,834

The weighted average interest rates on the bank overdrafts and short-term borrowings for the years ended December 31, 2024 and 2023 are as follows:

	2024	2023
Bank overdrafts	7.02%	7.81%
Borrowings	6.37%	5.65%

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

As at December31, 2024, the unused portion of credit facilities available to the Group, for which no commitment fees are due, amount to 30,640 (31,130 as at December 31, 2023). Such unused portion is mainly related to a recourse factoring agreement for export-related trade receivables (28,412) and bank overdrafts (2,228).

29. Trade payables

Trade payables as at December 31, 2024 and 2023 are analysed as follows:

	31/12/24	31/12/23
Invoices received - supplier not part of factoring facility	40,474	38,863
Invoices received - supplier factoring facility	11,670	9,758
Accruals for invoices to be received	14,333	12,267
Total	66,477	60,888

Trade payables mainly represent amounts payable for purchases of goods and services in Italy and abroad.

Trade payables include amounts due to related parties amounting to zero and 75 as at December 31, 2024 and 2023, respectively (see note 45).

The Parent participates in a supply chain finance programme (SCF), also known as 'reverse factoring', under which certain of its suppliers may elect to receive early payment of their invoices from a bank by factoring their receivables from the Parent. Under the arrangement, a bank agrees to pay amounts to a participating supplier in respect of invoices owed by the Parent and receives settlement from the Parent at a later date.

The principal purpose of this programme is to enable the willing suppliers to sell their receivables due from the Parent to a bank before their due date. This also enables the Parent to facilitate efficient payment processing.

The Parent has not derecognised the original liabilities to which the arrangement applies because neither a legal release was obtained nor was the original liability substantially modified on entering into the arrangement. This is because the replacement of the commercial invoice with another debt instrument is not foreseen, nor is the company required to provide guarantees or request the opening of credit lines.

From the Parent’s perspective, the arrangement does not significantly extend payment terms beyond the normal terms agreed with other suppliers that have not elected to participate in the program.

The settlement of trade payables, measured in terms of the average number of days between the invoice date and the payment date, occurs within a timeframe ranging from 90 to 150 days, including payables subject to reverse factoring arrangements.

The Parent, therefore, presents the amounts factored by these suppliers as trade payables because the nature and function of the financial liability remain the same as those of other trade payables but discloses disaggregated amounts in this note. All payables under the SCF program are classified as current as at December 31, 2024 and 2023.

The payments to the bank are included within operating cash flows because they continue to be part of the Group’s normal operating cycle and their principal nature remains operating – i.e., payments for the purchase of goods and services.

Of the invoices received from suppliers and included in the factoring agreement, totaling 11,670 as of December 31, 2024, suppliers had collected a total amount of 5,444 as of the same date.

No significant changes unrelated to cash flows have been identified in the carrying amount of trade payables subject to reverse factoring arrangements.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

30. Other payables

Other payables as at December 31, 2024 and 2023 are analysed as follows:

	31/12/24	31/12/23
Salaries and wages	6,014	10,491
Social security contributions	5,292	5,285
Vacation accrual	4,499	4,869
Withholding taxes on payroll and on others	1,966	2,902
Advance payment from the Parent’s majority shareholder	—	2,500
Advance payment from the sale of a building (High Point, NC, USA)	3,658	—
Other accounts payable	5,277	5,672
Total	26,706	31,719

The liability for the advance payment of 2,500 made by the majority shareholder of the Parent Company was settled at the end of March 2024 through the conversion of the aforementioned amount into a loan contract effective from March 31, 2024, with maturity on March 31, 2027, and the application of an interest rate of 2.5% (see notes 20 and 45).

The amount of 3,658 refers to the advance payment received from the majority shareholder following the signing of the preliminary agreement in October 2024 for the sale of a building located in High Point, NC (see notes 7 and 45).

As at December 31, 2024 the item 'Social security contributions' includes the short-term portion of the early retirement agreement amounting to 668 (637 as at December 31, 2023).

31. Other liabilities

Other liabilities as at December 31, 2024 and 2023 are analysed as follows:

	31/12/24	31/12/23
Advance payments for government grants	403	1,549
Total	403	1,549

As at December 31, 2024 and 2023, advance payments for government grants are related to considerations received by the Parent for government grants obtained for next year’s purchases of some research projects.

32. Derivative financial instruments

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

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The tables below summarise in euro equivalent the contractual amounts of forward exchange contracts used to hedge principally future cash flows from trade receivables and sale orders as at December 31, 2024 and 2023.

	31/12/24	31/12/23
U.S. dollars	5,515	2,816
British pounds	4,304	3,443
Euro	2,416	12,056
Australian dollars	369	721
Japanese yen	124	—
Total	12,728	19,036

The following tables present information regarding the contract amount in euro equivalent amount and the estimated fair value of all of the Group’s forward exchange contracts. Contracts with net unrealized gains are presented as “assets” (within the caption “Gains on derivative financial instruments”) and contracts with net unrealized losses are presented as “liabilities” (within the caption “Losses on derivative financial instruments”).

	2024		2023
	Contract amount	Unrealised gains/(losses)	Contract amount	Unrealised gains/(losses)
Assets	2,909	24	4,540	147
Liabilities	9,819	(268)	14,496	(36)
Total	12,728	(244)	19,036	111

As at December 31, 2024 and 2023, the forward exchange contracts have a net unrealized loss of 244 and a net unrealized income of 111, respectively. These amounts are recorded in net exchange rate gains/(losses) in the consolidated statements of profit or loss (see note 40).

33. Financial Instruments – Fair values and risk management

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

The Group’s principal financial assets, other than derivatives, include cash and cash equivalents, trade and other receivables that derive directly from operations. The Group’s principal financial liabilities, other than derivatives, comprise of long-term borrowings, lease liabilities, bank overdrafts and short-term borrowings, trade and other payables. The main purpose of these financial liabilities is to finance the Group’s operations. The Group also enters into derivative transactions, namely forward exchange contracts, to protect the value of its foreign currency denominated revenue, not for speculative or trading purposes (see note 32).

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

A. Accounting classification of financial assets and financial liabilities

The following tables show the classification and carrying amounts of Group’s financial assets and financial liabilities as at December 31, 2024 and 2023.

Financial assets	31/12/24	31/12/23
Financial assets measured at amortised cost
Other non-current receivables	6,124	6,396
Trade receivables	32,819	33,304
Other current receivables	10,617	12,218
Other current financial receivables	1,348	—
Cash and cash equivalents	20,322	33,610
Total (a)	71,230	85,528
Financial assets measured at fair value
Forward exchange contracts	24	147
Total (b)	24	147
Total financial assets (a+b)	71,254	85,675

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

For further details on “Trade receivables”, “Other receivables”, “Cash and cash equivalents” and “Forward exchange contracts” reference should be made to notes 15, 12-16, 18 and 32, respectively.

Financial liabilities	31/12/24	31/12/23
Financial liabilities measured at amortised cost
Long-term borrowings	18,720	17,353
Lease liabilities	57,750	62,327
Other non-current debts	465	—
Bank overdrafts and short-term borrowings	23,327	22,834
Trade payables	66,477	60,888
Other payables	26,706	31,719
Other non-current liabilities	2,160	2,725
Total (a)	195,605	197,846
Financial liabilities measured at fair value
Forward exchange contracts	268	36
Total (b)	268	36
Total financial liabilities (a+b)	195,873	197,882

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

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

For further details on “Long-term borrowings”, “Lease liabilities”, “Other non-current liabilities", “Bank overdrafts and short-term borrowings”, “Trade payables”, “Other payables” and “Forward exchange contracts” reference should be made to notes 20, 21, 22, 23, 28, 29, 30 and 32, respectively.

B. Fair value and measurement of fair values of financial assets and financial liabilities

Management has assessed that the fair values of cash and cash equivalents, trade and other receivables, trade and other payables, bank overdrafts and short-term borrowings approximate their carrying amounts largely due to the short-term maturities of these instruments.

The following tables show the carrying amount and fair value of Group’s financial assets and financial liabilities as at December 31, 2024 and 2023, other than those with carrying amount that are reasonable approximation of fair value.

	31/12/24		31/12/23
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Forward exchange contracts	24	24	147	147
Financial liabilities
Floating-rate borrowings	7,274	7,552	7,898	8,200
Fixed rate borrowings	11,446	14,078	9,455	12,459
Total long-term borrowings	18,720	21,630	17,353	20,659
Forward exchange contracts	268	268	36	36

As at December 31, 2024 and 2023, the fair value measurement hierarchy of the forward exchange contracts and long-term borrowings is “significant observable inputs” (level 2).

There were no transfers between level 1 (quoted prices in active markets) and level 2 during 2024 and 2023. There were no level 3 (significant unobservable inputs) fair values estimated as at December 31, 2024 and 2023.

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

The fair values of the Group’s interest-bearing borrowings are determined using the discounted cash flow method. The discount rate used reflects the issuer’s borrowing rate as at the end of the reporting period. The own non-performance risk as at December 31, 2024 and 2023 is determined to be insignificant.

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

Impairment losses on financial assets recognised in profit or loss for the years ended December 31, 2024, 2023 and 2022 are related mainly to trade receivables and are as follows:

	2024	2023	2022
Impairment loss on trade receivables	289	33	331

(ii-a) Trade receivables

The Group’s customers are distributors, retailers and end consumers.

The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, management also considers the factors that may influence the credit risk of its customer base, including the default risk associated with the industry and country in which customers operate. Details of concentration of revenue are included in note 34.

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

The Group evaluates the concentration of risk with respect to trade receivables and revenue as low, as its customers are located in several jurisdictions and operate in largely independent markets (see notes 15 and 34). Furthermore, as at December 31, 2024, 2023 and 2022, the Group had one customer, the joint venture Natuzzi Trading Shanghai, whose purchases exceeded 5% of revenue and trade receivables (see note 45).

	31/12/24	31/12/23	31/12/22
Revenue	25,192	26,523	59,838
Trade receivables	4,022	4,198	5,314

As at December 31, 2024 and 2023, insured and non-insured trade receivables are as follows:

	31/12/24	31/12/23
Insured trade receivables	23,253	25,706
Non-insured trade receivables	13,227	11,861
Gross trade receivables	36,480	37,567
Provision for doubtful accounts	(3,661)	(4,263)
Net trade receivables	32,819	33,304

As at December 31, 2024 and 2023 the ageing of trade receivables is as follows:

	31/12/24	31/12/23
Current (not past due)	24,462	25,520
From 1 to 29 days past due	3,945	4,707
From 30 to 60 days past due	746	1,053
From 61 to 90 days past due	582	429
More than 90 days past due	6,745	5,858
Gross trade receivables	36,480	37,567
Provision for doubtful accounts	(3,661)	(4,263)
Net trade receivables	32,819	33,304

The movements in the provision for doubtful accounts in respect of trade receivables for the years ended December 31, 2024 and 2023 are reported in note 15.

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

Set out below is the information about the credit risk exposure on the Group’s trade receivables using a provision matrix as at December 31, 2024 and 2023, further to the adoption of IFRS 9.

December 31, 2024

	Days past due
	<30 days	30-60 days	61-90 days	> 90 days	Total
Trade receivables subject to collective valuation	1,279	—	79	—	1,358
Trade receivables subject to specific valuation					35,122
Total gross carrying amount					36,480
Default rate	0.65%	9.60%	26.31%	58.83%
Expected credit loss	8	—	21	—	29

December 31, 2023

	Days past due
	<30 days	30-60 days	61-90 days	> 90 days	Total
Trade receivables subject to collective valuation	1,798	83	78	36	1,995
Trade receivables subject to specific valuation					35,572
Total gross carrying amount					37,567
Default rate	0.86%	13.06%	37.78%	95.31%
Expected credit loss	15	11	29	34	89

(ii-b) Other receivables

As at December 31, 2024, and 2023 other receivables current and non-current amount to 18,089 and 18,164, respectively. Such receivables are considered to have a low credit risk and the impairment loss has been measured on a 12-months expected credit loss basis. Management considers its other receivables to have a low credit risk as they have a low risk of default and their counterparties are able to meet their contractual cash flow obligations in the short-term. As at December 31, 2024 and 2023 the identified impairment loss of other receivables is immaterial.

(ii-c) Cash and cash equivalents

As at December 31, 2024 and 2023 the Group has cash and cash equivalents of 20,322 and 33,610, respectively. Indeed, the Group considers its cash and cash equivalents to have a low credit risk based on the external credit ratings of the financial institutions. Indeed, the Group’s cash and cash equivalents are held with financial institutions, which have external credit risk ratings that are equivalent to the understood definition of “investment grade”. Impairment of cash and cash equivalents has been measured on a 12-months expected credit loss basis and reflects the short-term nature of the exposures. As at December 31, 2024 and 2023 the identified impairment loss of cash and cash equivalents is immaterial.

(ii-d) Derivative financial instruments

Domestic currency swaps (see note 32) are entered into with financial institutions that have outstanding external credit ratings (“investment grade”). As at December 31, 2024 and 2023 the identified impairment loss of the favourable domestic currency swaps is immaterial.

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

The Group aims to maintain the level of its cash and cash equivalents at an amount in excess of expected cash outflows on financial liabilities over the next 60 days. The Group also monitors the level of expected cash inflows on trade and other receivables together with expected cash outflows on trade and other payables. As at December 31, 2024, the expected cash flows from trade and other receivables maturing within two months were in excess of the expected cash outflows for trade and other payables due within two months. This excludes the potential impact of extreme circumstances that cannot reasonably be predicted.

Therefore, the Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of bank overdrafts, short-term borrowings and long-term borrowings.

The steps taken by the Group in 2024, 2023 and 2022 to respond to possible future liquidity constraints, together with the impact of those steps on the consolidated financial statements, include the following.

—
In July 2020, the Parent signed the renewal for an additional five-year period of a factoring agreement with a major Italian financial institution. Under this agreement, the Parent assigns certain trade receivables to such financial institution in exchange for short-term borrowings for a maximum amount of 40,000. Trade receivables sold under such agreement are not derecognised from the statement of financial position, because the Parent retains substantially all of the risk and rewards – primarily credit risk (see note 15). The amount received on their transfer is recognised as a secured bank borrowing (see note 28).
—
During 2023, the Romanian subsidiary renegotiated the two existing loans, one amounting to 10,000 obtained in 2015 with residual debt renewals every two years and maturing in August 2023, and the other amounting to 5,000 maturing in March 2025 with government guarantee, into a single loan with a balance as of December 31, 2024, of 1,313. The new repayment plan involves monthly installments until July 2025. The variable interest rate is based on the performance of the 6-month Euribor (360) plus a spread of 2.5% (see note 20).
—
During 2024, the Parent Company received from an Italian governmental authority both grants amounting to 1,170 and subsidized financing of 314, related to investments and research and development expenses.
—
At the beginning of 2024, the Parent Company obtained a long-term bank loan in the nominal amount of 3,000 with quarterly payments starting from June 2024, at an interest rate of Euribor 3M + spread of 2.95% and final payment on December 31, 2028. The debt is secured by a government entity guarantee covering 90% of the loan. As of December 31, 2024, the outstanding debt amounts to 2,526 (see Note 20).
—
At the end of March 2024, the Parent Company obtained a three-year loan from the majority shareholder, maturing on March 31, 2027, with a nominal amount of 2,500 at an annual interest rate of 2.5%. Interest is payable annually, and the principal is to be fully repaid by March 31, 2027. As of December 31, 2024, the outstanding debt amounts to 2,255 (see Note 20).
—
During 2024, a Chinese subsidiary and the Brazilian subsidiary secured bank overdrafts and short-term financing for a total amount of 2,622.
—
In October 2024, a U.S. subsidiary entered into an agreement with the Group’s majority shareholder for the sale of the High Point building for a total amount of USD 12.1 million and received an advance payment of USD 3.8 million. The remaining balance of USD 8.3 million was settled at the end of March 2025 (see Notes 7, 45, and 46).

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

—
In November 2024, the Romanian subsidiary signed a preliminary agreement for the sale of land for a total amount of 2,900, receiving an advance payment of 400. The transaction is expected to be completed in 2025 with the collection of the remaining balance (see Note 7).
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

The tables below summarize the remaining contractual maturities of financial liabilities as at December 31, 2024 and 2023. The amounts are gross and undiscounted, and include contractual interest payments and exclude the impact of netting agreements.

December 31, 2024

	Less than 2 months	2 to 12 months	1 to 2 years	2 to 5 years	More than 5 years	Total
Long-term borrowings	626	4,459	2,568	8,034	5,943	21,630
Lease liabilities	2,379	11,250	12,513	26,781	17,970	70,893
Bank overdrafts and short-term borrowings	23,327	—	—	—	—	23,327
Trade and other payables	26,706	66,942	—	—	—	93,648
Losses on derivative financial instruments	268	—	—	—	—	268
Total financial liabilities	53,306	82,651	15,081	34,815	23,913	209,766

December 31, 2023

	Less than 2 months	2 to 12 months	1 to 2 years	2 to 5 years	More than 5 years	Total
Long-term borrowings	674	3,986	4,567	5,341	6,855	21,423
Lease liabilities	2,198	10,856	12,277	30,032	22,706	78,069
Bank overdrafts and short-term borrowings	22,834	—	—	—	—	22,834
Trade and other payables	31,719	63,613	—	—	—	95,332
Losses on derivative financial instruments	36	—	—	—	—	36
Total financial liabilities	57,461	78,455	16,844	35,373	29,561	217,694

In addition, the following is to be considered: (a) as at December 31, 2024, the Group has unused credit lines of 30,640 (see note 28); (b) the Company can use the credit facilities of its subsidiaries adhering to the cash pooling contract in place; from time to time, the Company evaluates the adequacy of such credit facilities, requesting additional facilities as needed; (c) the Group holds cash at foreign subsidiaries, that can be withdrawn by the Company subject to the approval of a dividend distribution; some of these dividends are subject to withholding taxes; (d) the Company can apply for long-term borrowings to sustain long-term investments; (e) there are no significant liquidity risk concentrations, both on financial assets and on financial liabilities.

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

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s long-term borrowings obligations with floating interest rates. The Group manages its interest rate risk by having a portfolio of fixed and variable rate borrowings. As at December 31, 2024, approximately 61.1% of the Group’s borrowings were at a fixed rate of interest (2023: 45.5%). No derivative financial instruments were entered into by the Group to manage the cash flow risk on floating interest-rate borrowings.

The following tables demonstrate the sensitivity to a reasonably possible change in interest rates on that portion of loans and borrowings affected. With all other variables held constant, the Group’s profit before tax is affected through the impact on floating rate borrowings as follows:

	Increase/decrease in basis points	Effect on profit before tax
December 31, 2024	+45	(40)
December 31, 2024	-45	40
December 31, 2023	+45	(40)
December 31, 2023	-45	40
December 31, 2022	+45	(52)
December 31, 2022	-45	52

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk of changes in foreign exchange rates relates primarily to the Group’s operating activities (when revenue or expense is denominated in a foreign currency) and the Group’s net investments in foreign subsidiaries. In particular, a significant portion of the Group’s revenue and costs are denominated in currencies other than the Euro. Consequently, a significant portion of its revenue and costs is exposed to fluctuations in the exchange rates between the Euro and other currencies. The Group uses forward exchange contracts (known in Italy as domestic currency swaps) to reduce its exposure to the risks of short-term decreases in the value of its foreign currency denominated revenue. For further details, see note 32.

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

The following tables demonstrate the sensitivity to a reasonably possible change in foreign exchange rates, with all other variables held constant.

The Group’s profit before tax is affected through the change in foreign in exchange rates as follows:

	Change in foreign exchange rates	Effect on profit before tax
December 31, 2024	+5%	2,150
December 31, 2024	-5%	(2,403)
December 31, 2023	+5%	1,707
December 31, 2023	-5%	(1,848)
December 31, 2022	+5%	4,287
December 31, 2022	-5%	(4,798)

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

As at December 31, 2024 and 2023 the Group’s financial assets and financial liabilities denominated in foreign currency are as follows:

Financial assets	31/12/24	31/12/23
Trade receivables	23,384	23,353
Cash and cash equivalents	16,224	29,471
Total financial assets	39,608	52,824

Financial liabilities	31/12/24	31/12/23
Long-term borrowings	216	293
Lease liabilities	41,604	43,152
Bank overdraft and short-term borrowings	10,336	8,826
Trade payables	21,355	23,278
Total financial liabilities	73,511	75,549

As at December 31, 2024 and 2023, the summary quantitative data about Group’s exposure to currency risk as reported to the management of the Group is as follows:

December 31, 2024

	Financial Assets (a)	Financial liabilities (b)	Net Exposure (c) = (a)-(b)
U.S. dollars	21,705	42,212	(20,507)
Chinese Yuan	5,173	10,005	(4,832)
British pounds	4,453	7,722	(3,269)
Brazilian Reais	4,089	2,497	1,592
Canadian dollars	62	4	58
Romanian Leu	810	6,772	(5,962)
Mexican pesos	1,229	1,415	(186)
Other	2,087	2,884	(797)
Total	39,608	73,511	(33,903)

December 31, 2023

	Financial Assets (a)	Financial liabilities (b)	Net Exposure (c) = (a)-(b)
U.S. dollars	29,865	47,648	(17,783)
Chinese Yuan	10,280	5,820	4,460
British pounds	3,873	8,126	(4,253)
Brazilian Reais	4,288	1,596	2,692
Romanian Leu	482	6,583	(6,101)
Mexican pesos	1,906	1,674	232
Canadian dollars	198	99	99
Other	1,932	4,003	(2,071)
Total	52,824	75,549	(22,725)

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

(v) Reconciliation of movements of liabilities to cash flows arising from financing activities

The following tables show the reconciliation of movements of financial liabilities to cash flows arising from financing activities for the three years ended December 31, 2024, 2023 and 2022.

December 31, 2024

	Jan. 1, 2024	Cash outflows	Cash inflows	Changes in fair value	Other changes	Dec. 31, 2024
Long-term borrowings	17,353	(4,839)	3,314	—	2,892	18,720
Lease liabilities	62,327	(10,288)	—	—	5,711	57,750
Short-term borrowings	20,797	(798)	—	—	—	19,999
Bank overdrafts	2,037	—	1,291	—	—	3,328
Non-controlling interests	4,343	(149)	—	—	8	4,202
Total liabilities from financing activities	106,857	(16,074)	4,605	—	8,611	103,999

Bank overdrafts are used only for cash management purposes.

December 31, 2023

	Jan. 1, 2023	Cash outflows	Cash inflows	Changes in fair value	Other changes	Dec. 31, 2023
Long-term borrowings	17,290	(8,715)	10,912	—	(2,134)	17,353
Lease liabilities	51,849	(11,057)	—	—	21,535	62,327
Short-term borrowings	27,500	(6,703)	—	—	—	20,797
Bank overdrafts	1,754	—	283	—	—	2,037
Non-controlling interests	4,698	(135)	—	—	(220)	4,343
Total liabilities from financing activities	103,091	(26,610)	11,195	—	19,181	106,857

Bank overdrafts are used only for cash management purposes.

December 31, 2022

	Jan. 1, 2022	Cash outflows	Cash inflows	Changes in fair value	Other changes	Dec. 31, 2022
Long-term borrowings	17,439	(4,473)	4,038	—	286	17,290
Lease liabilities	57,138	(10,049)	—	—	4,760	51,849
Short-term borrowings	34,924	(7,424)	—	—	—	27,500
Bank overdrafts	1,223	—	531	—	—	1,754
Non-controlling interests	1,511	(551)	1,739	—	1,999	4,698
Total liabilities from financing activities	112,235	(22,497)	6,308	—	7,045	103,091

Bank overdrafts are used only for cash management purposes.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

34. Revenue

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

Types of goods	2024	2023	2022
Sale of upholstery furniture	272,935	281,638	398,768
Sale of home furnishing accessories	37,610	38,199	54,478
Sale of polyurethane foam	1,932	2,509	5,208
Sale of other goods	6,320	6,272	10,033
Total	318,797	328,618	468,487

The sale of upholstery furniture includes the following categories: stationary furniture (sofas, loveseats and armchairs), sectional furniture, motion furniture, sofa beds and occasional chairs, including recliners and massage chairs.

Geographical markets	2024	2023	2022
Europe, Middle East and Africa	153,033	159,570	215,596
Americas	125,063	122,820	165,453
Asia-Pacific	40,702	46,228	87,438
Total	318,797	328,618	468,487

Geographical location of customers	2024	2023	2022
United States of America	90,921	87,250	119,749
Italy	47,509	39,037	61,284
United Kingdom	32,252	36,291	55,300
China	22,178	26,211	59,358
Spain	13,534	11,634	16,037
Brazil	13,516	14,498	15,544
Mexico	9,913	8,197	10,594
Canada	7,275	8,117	15,033
Australia	5,723	6,256	9,864
Belgium	4,605	5,302	8,084
Israel	3,514	3,371	5,804
South Korea	3,395	3,518	6,150
United Arab Emirates	3,181	4,839	4,453
Other countries (none greater than 5%)	61,281	74,097	81,233
Total	318,797	328,618	468,487

Distribution channels	2024	2023	2022
Wholesale (distributors and retailers)	242,667	255,507	386,421
Directly operated stores (end consumers)	76,130	73,111	82,066
Total	318,797	328,618	468,487

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Brands	2024	2023	2022
Natuzzi Editions	167,416	176,600	213,481
Natuzzi Italia	120,487	119,323	191,624
Private label	22,639	23,914	48,141
Other	8,255	8,781	15,241
Total	318,797	328,618	468,487

Timing of revenue recognition	2024	2023	2022
Goods transferred at a point in time	318,250	327,316	467,255
Goods and services transferred over time	547	1,302	1,232
Total	318,797	328,618	468,487

(iii) Contract balances

The following table provides information about receivables and contract liabilities from contracts with customers.

	31/12/24	31/12/23
Trade receivables	32,819	33,304
Contract liabilities	30,373	27,133

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

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The transaction price allocated to the remaining performance obligations (partially unsatisfied) as at December 31, 2024 and 2023 is as follows:

	31/12/24	31/12/23
Sale of the license for Natuzzi trademarks
Within a year	383	383
More than a year	4,811	5,194
Total	5,194	5,577
Sale of Natuzzi Display System
Within a year	851	813
More than a year	1,311	1,349
Total	2,162	2,162
Sale of Service-Type Warranties
Within a year	179	160
More than a year	260	257
Total	439	417

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

35. Cost of sales

Cost of sales is analysed as follows:

	2024	2023	2022
Opening inventories	62,087	70,120	80,211
Purchases of raw materials	92,851	92,457	152,181
Purchases of finished products	21,393	20,459	27,751
Labour costs	69,827	72,862	86,352
Depreciation and amortisation	6,526	8,639	8,356
Third party manufacturers costs	1,176	1,276	1,587
Other manufacturing costs	13,956	13,540	19,250
Government grants related to PPE	(1,906)	(1,503)	(1,414)
Closing inventories	(62,815)	(62,087)	(70,120)
Total	203,095	215,763	304,154

The line item “Depreciation and amortisation” includes the depreciation expenses of property plant and equipment and right-of-use assets used in the production of finished goods.

36. Other income and other expenses

Other income is analysed as follows:

	2024	2023	2022
Gain on disposal of certain items of property	3	4	157
VAT relief	1,169	1,475	1,573
Reimbursements	935	2,875	1,289
Other	2,694	2,762	3,505
Total	4,801	7,116	6,524

During 2024, 2023 and 2022 the Brazilian subsidiary obtained a VAT relief of 1,169, 1,475 and 1,573, respectively, connected to local tax rules on VAT payments.

During 2024, 2023 and 2022 , the Company recorded reimbursements of 935, 2,875 and 1,289, respectively, mainly related to refund of transportation expenses and other items.

The item "Other", in 2024, includes 648 related to lessor revenues obtained by an American subsidiary, as well as contributions from the sale of photovoltaic energy and other minor items.

Other expenses amounted to 260, 457 and 1,678 in 2024, 2023 and 2022, respectively, and mainly refer to minor costs incurred by the Group and not related to cost of sales, selling and administrative expenses.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

37. Selling expenses

Selling expenses are analysed as follows:

	2024	2023	2022
Shipping and handling costs	24,767	26,325	55,912
Labour costs	26,027	25,971	24,615
Depreciation and amortisation	12,450	12,369	11,832
Customs duties	4,568	5,473	7,929
Commissions to sales representatives	5,327	5,861	7,318
Advertising expenses	5,986	5,936	6,193
Utilities	4,271	3,960	3,675
Fairs	638	596	1,050
Other insurance costs	1,047	1,042	1,034
Impairment of non-financial assets	441	3	890
Leases	1,271	1,627	785
Promotions	512	632	661
Advisory services	329	528	611
Insurance costs on trade receivables	175	312	567
Samples	494	505	546
Other	1,926	233	1,941
COVID-19 rent concessions	—	—	(635)
Total	90,229	91,373	124,924

38. Administrative expenses

Administrative expenses are analysed as follows:

	2024	2023	2022
Labour costs	20,663	20,416	19,447
Professional services costs	3,340	2,979	3,151
Indirect taxes	1,919	1,991	2,177
Directors and audit committee fees	1,791	1,886	1,895
Office and software maintenance	2,448	2,549	2,138
Depreciation and amortisation	2,212	1,364	1,462
Travel expenses	2,279	2,677	2,689
Mail and Phone	509	552	550
Printing and Stationery	295	519	570
Car costs	443	661	467
Government grants related to PPE	(1,333)	(145)	(59)
Other	1,428	2,158	987
Total	35,994	37,607	35,474

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

39. Finance income and costs

Finance income is analysed as follows:

	2024	2023	2022
Interest income from financial institutions	474	711	29
Other interest income	355	230	839
Total	829	941	868

Finance costs are analysed as follows:

	2024	2023	2022
Interest expenses due to financial institutions	2,864	3,346	2,564
Interest expenses related to lease liabilities	3,810	3,090	2,877
Other interest expenses	1,168	675	1,033
Financial institution commissions	2,359	2,156	2,067
Total	10,201	9,267	8,541

40. Net exchange rate gains/(losses)

Net exchange rate gains/(losses) are analysed as follows:

	2024	2023	2022
Net realised gains/(losses) on derivative instruments	(196)	1,251	(1,663)
Net realised gains/(losses) on trade receivables and payables	424	(422)	530
Total net realised gains/(losses) (a)	228	829	(1,133)
Net unrealised gains/(losses) on derivative instruments	(438)	(746)	1,454
Net unrealised gains/(losses) on trade receivables and payables	1,006	142	2,286
Net unrealised gains/(losses) on non-monetary assets	(242)	(369)	(179)
Total net unrealised gains/(losses) (b)	326	(973)	3,561
Total realised and unrealised exchange rate gains/(losses) (a+b)	554	(144)	2,428

“Net unrealised gains/(losses) on non-monetary assets” refers to the remeasurement of non-monetary assets of the subsidiary Italsofa Romania, since such entity has the same functional currency as the Parent, namely the Euro (see note 4(c)(ii)).

41. Income tax expense

Italian companies are subject to two enacted income taxes at the following rates:

	2024	2023	2022
IRES (state tax)	24.00%	24.00%	24.00%
IRAP (regional tax)	4.82%	4.82%	4.82%

IRES is a state tax and is calculated on the taxable income determined on the income before taxes modified to reflect all temporary and permanent differences regulated by the tax law.

IRAP is a regional tax and each Italian region has the power to increase the current rate of 3.90% by a maximum of 0.92%. In general, the taxable base of IRAP is a form of gross profit determined as the difference between gross revenues (excluding interest and dividend income) and direct production costs (excluding interest expense and other financial costs). The enacted IRAP tax rate due in the Puglia region of Italy for 2024, 2023 and 2022 is 4.82% (3.90% plus 0.92%).

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Total income taxes for the years ended December 31, 2024, 2023 and 2022 are allocated as follows:

	2024	2023	2022
Current:
- Domestic	(6)	(1,065)	(838)
- Foreign	(865)	(659)	(1,582)
Total (a)	(871)	(1,724)	(2,420)
Deferred:
- Domestic	—	—	—
- Foreign	187	634	147
Total (b)	187	634	147
Total (a + b)	(684)	(1,090)	(2,273)

Consolidated profit/(loss) before income taxes and Non-controlling interests of the consolidated statement of profit or loss for the years ended December 31, 2024, 2023 and 2022, is analysed as follows:

	2024	2023	2022
Domestic	(6,199)	(12,078)	(7,448)
Foreign	(8,499)	(2,994)	11,009
Total	(14,698)	(15,072)	3,561

The effective income taxes differ from the expected income tax expense (computed by applying the IRES state tax to profit before income taxes and non-controlling interests) as follows:

	2024	2023	2022
Expected tax benefit (expense) at statutory tax rates	3,527	3,617	(855)
Effect of:
- Tax exempt income	1,657	4,530	2,618
- Aggregate effect of different tax rates in foreign jurisdictions	(254)	(481)	(79)
- Italian regional tax	(11)	(8)	(28)
- Non-deductible expenses	(3,140)	(5,675)	(1,635)
- Tax effect on unremitted earnings	—	—	(755)
- Chinese withholding tax on income not recoverable	—	(1,100)	—
- Effect of net change in deferred tax assets unrecognised	(2,463)	(1,973)	(1,539)
Actual tax charge	(684)	(1,090)	(2,273)

In 2024, the Group reported a loss before tax of 14,698 and income tax expense of 684, compared to a loss before tax of 15,072 and income tax expense of 1,090 in 2023, and a profit before tax of 3,561 and income tax expense of 2,273 in 2022.

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities as at December 31, 2024 and 2023 are presented below:

Deferred tax assets	31/12/24	31/12/23
Tax loss carry forward	753	704
Inventories obsolescence	886	574
Provision for contingent liabilities	14	390
Other temporary differences	—	2
Intercompany profit on inventories	—	305
Total deferred tax assets	1,653	1,975

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Deferred tax liabilities	31/12/24	31/12/23
Withholding tax on unremitted earnings of subsidiaries	(516)	(516)
Withholding tax on liquidation of subsidiaries	(480)	(480)
Unrealised net gains on foreign exchange rate	(2)	(305)
Other temporary differences	—	(5)
Total deferred tax liabilities	(998)	(1,306)

Movements in deferred tax balances occurred during 2022, 2023 and 2024 are analysed as follows:

	Deferred tax assets	Deferred tax liabilities	Total
Balance as at December 31, 2021	1,295	(1,405)	(110)
Recognised in profit or loss	670	(524)	146
Recognised in OCI	—	—	—
Recognised directly in equity	—	—	—
Balance as at December 31, 2022	1,965	(1,929)	36
Recognised in profit or loss	10	623	633
Recognised in OCI	—	—	—
Recognised directly in equity	—	—	—
Balance as at December 31, 2023	1,975	(1,306)	669
Recognised in profit or loss	(121)	308	187
Recognised in OCI	(201)	—	(201)
Recognised directly in equity	—	—	—
Balance as at December 31, 2024	1,653	(998)	655

The following tables show the reconciliation of deferred tax assets and deferred tax liabilities with the balances included in the consolidated statements of financial position as at December 31, 2024 and 2023.

	31/12/24	31/12/23
Deferred tax assets	1,653	1,975
Deferred tax liabilities compensated	—	(310)
Net deferred tax assets	1,653	1,665
Deferred tax liabilities	(998)	(996)

As of December 31, 2024, deferred tax assets mainly relate to carried-forward tax losses, inventory write-down for obsolescence, and provision for risks accounted for by some subsidiaries.

The application of the amendment to IAS 12 Deferred tax related to Assets and Liabilities Arising from a Single Transaction determined net unrecognized deferred tax assets of 2,297 as of December 31, 2024 and net unrecognized deferred tax assets of 1,324 as of December 31, 2023, related to leases, included in the “Other temporary differences” of the “Unrecognised deferred tax assets” table.

In assessing the reliability of deferred tax assets, management considers whether it is probable that some portion or all of the deferred tax assets will not be realised. The ultimate realisation of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and the tax loss carry-forwards are utilised.

Given the cumulative loss position of the domestic companies and of some of foreign subsidiaries as at December 31, 2024 and 2023, management has considered the scheduled reversal of deferred tax liabilities and tax planning strategies, in making their assessment. After an analysis as at December 31, 2024 and 2023, management has not identified any relevant tax planning strategies prudent and feasible available to recognise the deferred tax assets. Therefore, as at December 31,

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

2024 and 2023 the realisation of the deferred tax assets is primarily based on the scheduled reversal of deferred tax liabilities, except in certain historically profitable jurisdictions.

Based upon this analysis, management believes that the Natuzzi Group will realise the deferred tax assets of 1,653 as at December 31, 2024 (1,975 as at December 31, 2023).

As at December 31, 2024 and 2023 deferred tax assets have not been recognised in respect of the following items, because it is not probable that future taxable profit will be available against which the Group can use the benefits therefrom.

Unrecognised deferred tax assets	31/12/24		31/12/23
	Gross Amount	Tax effect	Gross Amount	Tax effect
Tax loss carry-forwards	378,307	93,266	367,620	90,025
Provision for contingent liabilities	4,892	1,396	6,588	1,893
Inventory obsolescence	10,989	2,272	7,803	2,197
Allowance for doubtful accounts	3,218	772	3,744	899
Intercompany profit on inventories	7,644	2,203	7,890	2,274
Provision for warranties	1,929	556	2,613	753
Impairment of non-financial assets	3,051	587	2,613	591
Other temporary differences	17,799	3,921	16,141	3,503
Total unrecognised deferred tax assets	427,829	104,973	415,012	102,135

As at December 31, 2024 and 2023, taxes that will be due on the distribution of the portion of shareholders’ equity equal to unremitted earnings of some subsidiaries are 614 and 1,090, respectively. Of these deferred taxes, the Group recognized in both 2024 and 2023 the amount of 516 on the share of the aforementioned retained earnings, as it is likely they will be distributed as dividends by the subsidiaries in the coming years.

As at December 31, 2024 and 2023 the tax losses carried-forward of the Group expire as follows:

	2024	Expire date	2023	Expire date
Expire in five years	7,720	2025-2029	4,582	2024-2028
Expire after five years	127	> 2029	378	> 2028
Never expire	372,675	—	362,660	—
Total	380,522		367,620

In Italy all tax losses carried-forward no longer expire, with the only limitation being that such tax losses carried-forward can be utilised to off-set a maximum of 80% of the taxable income in each following year.

The income tax payable recorded as at December 31, 2024 and 2023 is 830 and 339, respectively. Whereas, the current income tax receivable recorded as at December 31, 2024 and 2023 is 1,642 and 3,000, respectively.

Of the Group’s income tax payable, nil (2023 nil) relates to management’s estimation of the amount for the ongoing tax review of the Parent, which the Italian tax authority commenced in October 2020. The uncertain tax treatment relates to the interpretation of how the tax legislation applies to the Group’s transfer pricing arrangements. Due to the uncertainty involved, there is a possibility that the outcome of such tax review may be significantly different to the amount currently recognised. Although management has used a single best estimate of the tax amount expected to be paid, it is anticipated that the remaining ongoing tax review will reasonably result in determining current tax liabilities of zero due to the tax loss position of the relevant years.

The Group believes that its accruals for tax liabilities are adequate for all open tax years based on its assessment of many factors, including interpretations of tax law and prior experience.

The Company operates in many foreign jurisdictions. With no substantial exceptions, the Company and its main subsidiaries located in Romania and China are no longer subject to tax audits for years preceding 2019.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

42. Earnings/(loss) per share

Basic and diluted earnings/(loss) per share is analysed as follows:

	2024	2023	2022
Weighted average number of ordinary shares	55,073,045	55,073,045	54,899,456
Basic earnings/(losses) per share	(0.28)	(0.29)	(0.01)
Diluted earnings/(losses) per share	(0.28)	(0.29)	(0.01)

Basic earnings/(loss) per share is calculated by dividing earnings/(loss) for the year, attributable to ordinary equity holders of the Parent Company, by the weighted average number of ordinary shares outstanding.

Diluted earnings/(loss) per share as at December 31, 2024, 2023 and 2022 equals the basic earnings/(loss) per share. Diluted earnings/(losses) per share equals basic earnings/(losses) per share because all options are antidilutive.

Since the value of 1 ADR as at December 31, 2024 is significantly lower than the exercise price set in the stock option plan, it is unlikely that, with reference to the shares vested and not exercised at December 31, 2024, the beneficiaries will exercise the rights vested and therefore the consequent dilution.

On February 8, 2019 the Company announced a change in the ratio of its American Depositary Receipts (ADRs) to ordinary shares, from 1 ADR representing 1 share to 1 ADR representing 5 shares. The effective date of the ratio change was February 21, 2019. No new shares have been issued in connection with the ratio change.

43. Expenses by nature

The following tables show the expenses by nature for the years ended December 31, 2024, 2023 and 2022 as required by IAS 1.104.

	2024	2023	2022
Changes in inventories	(728)	8,033	10,091
Purchases of raw materials	92,851	92,457	152,181
Purchases of finished products	21,393	20,459	27,751
Services costs	69,296	75,457	110,773
Employee benefits expenses	116,517	119,249	130,414
Depreciation and amortisation, net of government grants	19,733	20,724	20,177
Other	10,256	8,364	13,165
Total cost of sales, selling and administrative expenses	329,318	344,743	464,552

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The following tables show in which caption is included the depreciation and amortisation, net of government grants.

	2024	2023	2022
Included in cost of sales
Depreciation of property, plant and equipment	6,272	6,535	6,234
Depreciation of right-of-use assets	253	2,102	2,120
Amortisation of intangible assets	1	2	2
Government grants	(1,388)	(1,503)	(1,414)
Total (a)	5,138	7,136	6,942
Included in selling expenses
Depreciation of property, plant and equipment	2,329	2,450	2,253
Depreciation of right-of-use assets	10,121	9,919	9,579
Amortisation of intangible assets	—	—	—
Total (b)	12,450	12,369	11,832
Included in administrative expenses
Depreciation of property, plant and equipment	373	325	298
Depreciation of right-of-use assets	271	—	135
Amortisation of intangible assets	1,568	1,039	1,029
Government grants	(67)	(145)	(59)
Total (c)	2,145	1,219	1,403
Total depreciation and amortisation (a+b+c)	19,733	20,724	20,177

The following tables show in which caption is included the employee benefits expenses.

	2024	2023	2022
Included in cost of sales
Salaries and wages	47,739	49,968	58,913
Social security contributions	16,113	14,825	17,788
Employees’ leaving entitlement	3,353	4,611	4,598
Other costs	2,622	3,458	5,053
Total (a)	69,827	72,862	86,352
Included in selling expenses
Salaries and wages	20,558	20,641	19,218
Social security contributions	3,756	3,716	3,507
Employees’ leaving entitlement	494	604	513
Other costs	1,219	1,010	1,377
Total (b)	26,027	25,971	24,615
Included in administrative expenses
Salaries and wages	14,871	15,376	14,345
Social security contributions	3,404	3,007	3,026
Employees’ leaving entitlement	637	643	657
Other costs	1,751	1,390	1,419
Total (c)	20,663	20,416	19,447
Total employee benefits expenses (a+b+c)	116,517	119,249	130,414

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

44. Commitments and contingent liabilities

As at December 31, 2024, the Group is not committed to investing in significant property, plant and equipment, intangibles assets and other capital expenditure.

Certain financial institutions have provided guarantees as at December 31, 2024 to secure payments to third parties amounting to 11,767, (9,067 as at December 31, 2023). These guarantees are unsecured and have various maturities extending through December 2028.

The most significant guarantee was issued in October 2024 for an amount of 2,809 in the interest of a subsidiary following the signing of a major commercial contract with a client for future supply of products. This guarantee has a duration of 7 months.

The Group is involved in a number of claims (including tax claims) and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters, after the provisions accrued, will not have a material adverse effect on the Group’s consolidated financial position or results of operations (see note 26).

45. Related parties

Related parties of the Group include mainly associates and joint ventures of the Group and the Group’s key management personnel.

The following tables provide the total amount of transactions that have been entered into with related parties for the relevant financial year.

(i) Compensation of key management personnel of the Group

The compensation of key management personnel of the Group is analysed as follows:

	2024	2023	2022
Directors’ fee	642	849	854
Short-term employee benefits	3,343	2,772	1,851
Social security contributions and defined contribution plans	913	777	685
Employee benefit obligations	254	188	125
Expenses for stock options	367	587	998
Total	5,519	5,173	4,513

The amounts disclosed in the tables are the amounts recognised as an expense during the reporting period related to key management personnel. No loans and/or guarantees have been provided for or agreed to with key management personnel.

(ii) Transactions with directors of the Group

The aggregate value of transactions and outstanding balances related to directors were as follows.

	2024		2023		2022
	Cost	Amounts due	Cost	Amounts due	Cost	Amounts due
Finished products purchased from TTF	3,823	652	1,340	412	1,852	178
Purchase of agency services from the company REFLEX MARKETING	960	—	992	1	1,360	1
Total	4,783	652	2,332	413	3,212	179

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

	2024		2023		2022
	Income	Amounts owed	Income	Amounts owed	Income	Amounts owed
Selling of finished products to NAT STORE LTD	1,350	303	1,631	171	1,354	233
Selling of finished products to IN CASA GROUP PTY	1,741	593	1,735	732	2,401	654
Total	3,091	896	3,366	903	3,755	887

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

With reference to the sales of finished products to the company IN CASA GROUP PTY, where Ms. J. Francis serves as director, who was also a Board Member of Natuzzi Oceania PTI Ltd till September 2024, the business relationship is based on agreements predating her entry into the subsidiary Natuzzi Oceania.

From time to time, Directors of the Group, or their related entities, may buy goods from the Group. These purchases are made on the same terms and conditions as those entered into by the Group’s other employees or customers.

Furthermore, during 2024, the following additional transactions involving Group directors took place:

1.
The majority shareholder and Executive Chairman of the Board of Directors, in early April 2024, granted a three-year loan to the Parent Company amounting to 2,500. The loan is set to mature on March 31, 2027, with a below-market interest rate of 2.50%. The interest rate differential compared to the market interest rate has been recognized under the caption “Reserves” within the Total Equity. See notes 19 and 20.
2.
Additionally, in October 2024, the majority shareholder signed a preliminary agreement to purchase a building from an American subsidiary, located in the city of High Point, North Carolina, USA, for an amount of USD 12.1 million. An advance payment of USD 3.8 million was made on the same day. The remaining balance was paid on March 25, 2025 upon the signing of the transfer agreement. The transaction was conducted under market conditions, as the price was determined based on a specific appraisal carried out in October. See notes 7 and 30.
3.
In June 2024, a subsidiary of the Company granted a loan to TTF, a minority shareholder of Natuzzi Singapore, for USD 1.4 million for a 12-month term, renewable for an additional 12 months. The agreed interest rate, set at USD 1-Month Libor minus 0.25%, matches the rate the subsidiary would have obtained from a bank deposit. See note 17.

(iii) Transactions with associates, joint ventures and other related parties

The following tables provide the total amount of transactions that have been entered into with such related parties for the relevant financial year. Such transactions have been conducted at arm’s length.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

December 31, 2024

	Sales	Expenses	Dividends received	Amounts owed by related parties	Amounts due to related parties
Natuzzi Trading Shanghai Co, Ltd. (joint venture)	25,192	—	—	4,022	—
Natuzzi Texas LLC (joint venture)	1,251	—	—	3,515	—
Natuzzi Stores (UK) LTD (associate)	4,699	—	—	110	—
Natuzzi Design S.a.s. (other related party)	2,004	—	—	534	—
Natuzzi Arredamenti S.r.l. (other related party)	1,083	—	—	263	—
Natuzzi Sofa S.r.l. (other related party)	322	—	—	84	—
Total	34,551	—	—	8,528	—

December 31, 2023

	Sales	Expenses	Dividends received	Amounts owed by related parties	Amounts due to related parties
Natuzzi Trading Shanghai Co, Ltd. (joint venture)	26,523	—	—	4,198	—
Nars Miami LLC (associate)	167	431	—	103	75
Natuzzi Texas LLC (joint venture)	1,951	—	—	2,598	—
Natuzzi Stores (UK) LTD (associate)	5,876	—	—	44	—
Natuzzi Design S.a.s. (other related party)	2,130	—	—	724	—
Natuzzi Arredamenti S.r.l. (other related party)	1,619	—	—	243	—
Natuzzi Sofa S.r.l. (other related party)	385	—	—	56	—
Total	38,651	431	—	7,966	75

December 31, 2022

	Sales	Expenses	Dividends received	Amounts owed by related parties	Amounts due to related parties
Natuzzi Trading Shanghai Co, Ltd. (joint venture)	59,838	—	3,697	5,314	—
Nars Miami LLCC (associate)	1,484	16	—	231	59
Natuzzi Texas LLC (joint venture)	992	—	—	1,193	—
Natuzzi Stores (UK) LTD (associate)	7,110	—	—	14	—
Natuzzi Design S.a.s. (other related party)	2,550	—	—	426	—
Natuzzi Arredamenti S.r.l. (other related party)	1,734	26	—	231	—
Natuzzi Sofa S.r.l. (other related party)	399	—	—	48	—
Total	74,107	42	3,697	7,457	59

All outstanding balances with these related parties are to be settled in cash within three months of the reporting date. None of the balances are secured. No guarantees have been given or received.

To support the activities of such joint ventures and associates, the Group and the other investors in these entities have agreed to make additional contributions in proportion to their interests to make up any losses, if required.

The company Nars Miami LLC was liquidated in 2024 following the closure of its only store in 2023. Refer to note 11.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

46. Subsequent events

The following events have occurred in the period between the reporting date and the date of authorisation of these consolidated financial statements.

On March 25, 2025, the sale agreement was executed for the transfer of the building located in High Point, located in the state of North Carolina, USA, to a company affiliated with the majority shareholder, for a total consideration of USD 12.1 million (€11.6 million). A preliminary sale agreement had been signed on October 17, 2024, pursuant to which the selling U.S. subsidiary received an advance payment of USD 3.8 million (€3.5 million). The remaining balance of USD 8.3 million (€8.1million) was collected on March 25, 2025. See notes 7 and 45.

Following the sale, a lease agreement for the entire building was executed between the acquiring company and the selling Group entity. The lease agreement has a duration of 9 years and 9 months, a termination date on December 31, 2034, and an annual rent of USD 0.7 million (€0.7 million). The selling Group entity, which becomes the lessee of the entire building, will continue to sub-lease the spaces that it does not intend to use for the Group's needs.

On April 2, 2025, the introduction of import duties was announced by the U.S. Administration. On April 9, the measure was partially suspended for three months, but keeping a baseline tariff of 10% on imports into the United States from most of countries, excluding China, effective April 5, 2025. While the Group's Chinese facility is dedicated solely to the production for the local market, nevertheless, the Group has started an analysis of the potential effects from this measure and the actions to be taken to mitigate such effects.

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

4.3

English translation of the agreement among the Company, certain trade unions and Italian authorities therein related to (i) early retirement for employees who are within 60 months of reaching retirement age, (ii) the hiring of new employees, (iii) the implementation of training programs and (iv) access to the CIGS for redundant employees, dated July 11, 2023 (incorporated by reference to Exhibit 4.3 to the Form 20-F filed by Natuzzi S.p.A. with the Securities and Exchange Commission on April 30, 2024, file number 001-11854).

4.4*	English translation of the agreement among the Company, certain trade unions and Italian authorities therein related to the Solidarity Facility, dated January 14, 2025.

4.5^+

English translation of the agreement between the Company and INVEST 2003 S.r.l. dated April 9, 2024 (incorporated by reference to Exhibit 4.5 to the Form 20-F filed by Natuzzi S.p.A. with the Securities and Exchange Commission on April 30, 2024, file number 001-11854).

4.6*^+	Agreement between Natuzzi Americas Inc. and The Steel Vessel Corporation related to the sale of the property located in High Point, North Carolina, USA, dated March 25, 2025.

4.7*^+	Agreement between Natuzzi Americas Inc. and The Steel Vessel Corporation related to the lease of the property located in High Point, North Carolina, USA, dated March 25, 2025.

4.8

Natuzzi 2022-2026 Stock Option Plan (incorporated by reference to Exhibit 4.1 to the Form S-8 filed by Natuzzi S.p.A. with the Securities and Exchange Commission on July 29, 2022, file number 333-266414).

8.1*	List of Significant Subsidiaries.

11.1*	Insider Trading Policy.

12.1*	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of PricewaterhouseCoopers S.p.A.

15.2*	Consent of KPMG S.p.A.

97.1

Policy for the Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97.1 to the Form 20-F filed by Natuzzi S.p.A. with the Securities and Exchange Commission on April 30, 2024, file number 001-11854).

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

Date: April 30, 2025