Form 20-F
period 2025-12-31
NATUZZI S P A
filed 2026-05-15
CIK 900391

Natuzzi S.p.A.

Annual Report on Form 20-F

2025

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended: December 31, 2025

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

As of December 31, 2025: 55,073,045 Ordinary Shares

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

The consolidated financial statements of Natuzzi S.p.A. as at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023 have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”), including interpretations issued by the IFRS Interpretations Committee (“IFRS IC”) applicable to companies reporting under IFRS. The consolidated financial statements and the notes thereto included in Item 18 of this Annual Report are referred to collectively as the “Consolidated Financial Statements”.

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

Forward-looking statements involve inherent risks and uncertainties, as well as other factors that may be beyond our control. The Company cautions readers that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to: the effects on the Group from competition with other furniture producers, material changes in consumer demand or preferences, significant economic developments in the Group’s primary markets, the Group’s execution of its reorganization plans for its manufacturing facilities and offices (including the outcome of labor negotiations and workforce restructuring), significant changes in labor, material and other costs affecting the construction of new plants, significant changes in the costs of principal raw materials, labor, transportation and energy, significant exchange rate movements or changes in the Group’s legal and regulatory environment, including developments related to the Italian Government’s investment incentive or similar programs, the duration, severity and geographic spread of any public health outbreaks (including the spread of any future epidemic), events affecting consumer demand, our supply chain (such as tensions in the Middle East region and disruptions of transit through the Persian Gulf and the Strait of Hormuz, potentially leading to the rerouting of shipping) and the Company’s financial condition (including the outcome and timing of corporate crisis management procedures under Italian law, and the Company’s business plan and capital structure initiatives), business operations and liquidity, the Company’s ability to continue as a going concern, the geopolitical tensions and market uncertainties resulting from the ongoing armed conflict between Russia and Ukraine and conflicts in the Middle East region and the inflationary environment and potential increases in interest rates, as well as protectionist trade policies, tariffs and related retaliatory measures. The Company cautions readers that the foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and events.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Risk Factors

Investing in the Company’s American Depositary Shares (“ADSs”) involves certain risks. You should carefully consider each of the following risks and all of the information included in this Annual Report.

We may not be able to continue our business as a going concern, and we may be unable to raise the additional capital necessary to fund our operations—Our consolidated financial statements for the year ended December 31, 2025 were prepared on a going concern basis, which assumes that the Group will be able to meet its obligations as they fall due within one year from the date of the approval of such consolidated financial statements. However, as discussed in Note 3(f) to the Consolidated Financial Statements and in “We have a history of operating losses and cannot assure you that we will be profitable in the future; our future profitability, financial condition and ability to maintain adequate levels of liquidity depend, to a large extent, on our ability to overcome operational challenges” and “Uncertain global macro-economic and political conditions, as well as trading policies and tariffs, could materially adversely affect our business, operations and economic and financial position”, the Company has suffered recurring losses from operations and reported a revenue decline of 3.32% for the year ended December 31, 2025. In addition, the Company’s revenue and cash flows for the first months of 2026 have been negatively affected by a combination of unfavorable macroeconomic conditions, including prolonged geopolitical instability, a significant discontinuity in international demand for upholstered furniture—further compounded by the recent tightening of the U.S. tariff framework—elevated inflation and interest rates in prior years leading to a reduction in consumers’ disposable income, and a subdued real estate market.

The impact of these factors on Group’s liquidity raises substantial doubt about the Company’s ability to continue as a going concern.

Management’s plans to mitigate the adverse effects of such events and conditions are described in Note 3(f) to the Consolidated Financial Statements. In particular, in May 2026 the Company’s management, following the guidelines approved in December 2025, approved an economic and financial plan covering the period up to June 2027 (the “One-Year Budget”), aimed at restoring efficiency and profitability across the Group, which envisage, among other things, a significant reduction in fixed costs, shutdown of certain underutilized facilities, closure of non-performing directly operated stores, divestiture of certain non-strategic Italian assets, and outsourcing of low value-added activities. Most notably, the implementation of the One-Year Budget requires raising resources to cover the cash requirements through a combination of i) non-strategic asset disposals and ii) a review of the Company’s capital structure and potential capital strengthening actions including a capital increase with potential access by a national government relaunch agency. In addition, on May 14, 2026 the board of directors conferred delegated authority on the Chief Executive Officer ad interim to initiate an out-of-court composition proceeding (Composizione negoziata della crisi, the "Composition") a voluntary, debtor-in-possession restructuring tool under Italian Legislative Decree No. 14 of January 12, 2019, designed to address financial distress at an early stage through consensual negotiations, with limited court involvement. The formal request to initiate the Composition will be filed in the next forthcoming days.

As described in Note 3(f), certain actions under the One-Year Budget have already been undertaken. Management further notes that the Group’s cash flow forecasts covering a 12-month period from the date of approval of the consolidated financial statements for the year ended December 31, 2025 are heavily dependent, in particular, on the planned strengthening of the capital structure, including a potential capital increase with a potential access by national government relaunch agency, net of the cash proceeds generated by the disposal of non-strategic assets. There can be no assurance that the necessary financing will be available, or that it will be available on acceptable terms or within the envisaged timeframe. If we are unable to raise sufficient capital, we may be required to curtail our operations, reduce planned expenditures, or take other measures that could have a material adverse effect on our business and financial condition. As a result of this circumstance there is material uncertainty that raises substantial doubt about the Group’s ability to continue as a going concern for a reasonable period of time and, therefore, to continue realizing its assets and discharging its liabilities in the normal course of business. If we are not successful in implementing the One-Year Budget, we may not be able to continue operations as a going concern and our shareholders may lose their entire investment in us.

Uncertain global macro-economic and political conditions, as well as trading policies and tariffs, could materially adversely affect our business, operations and economic and financial position — Our results of operations are materially affected by economic and political conditions in Italy, in the European Union and in the world, which may be influenced by several factors, most of which are beyond our control. Such factors include public health outbreaks (including the spread of any future epidemic), geopolitical instability, including trade wars, the war between Russia and Ukraine, the conflicts in the Middle East region (including the Israel-Hamas conflict and the recent military operations in Iran), the resulting disruption of transit through the Persian Gulf and the Strait of Hormuz, stock market performance, interest and exchange rates, inflation, recession and fears of recession, economic and political uncertainty, the availability of consumer credit, changes in global trade policies, tax rates, unemployment levels and other matters that influence consumer confidence. Deteriorating general economic conditions and generalized high levels of inflation may reduce consumers’ disposable incomes and, therefore, client demand, which may negatively impact our profitability and put downward pressure on our prices and volumes. Moreover, sales of home furnishing goods tend to be significantly affected during recessionary periods or times of increased interest rates, when the level of disposable income tends to be lower or when consumer confidence is low.

Of particular relevance in the global macro-economic environment are the uncertainties relating to the scope and duration of the ongoing military conflicts. In particular, the conflict between Russia and Ukraine and the sanctions levied by the U.S., NATO and the European Union in connection thereto, and the conflicts in the Middle East region, are worsening global macro-economic conditions. More specifically, as a result of such geopolitical instability, the global economy has experienced high levels of inflation and may continue to experience high levels of inflation in the future, which may result in increases in the costs of raw materials and labor, and other goods or services required to operate and grow our business, and such increases may continue to impact us in the future and expose us to risks associated with significant levels of cost inflation. Moreover, the high inflation rates have resulted in, and may continue to result in, higher interest rates, as central banks adjust interest rates in an attempt to manage the inflationary environment as well as economic volatility. Although global inflation levels decreased slightly in 2024 and 2025, inflation rates remain exposed to upward risk due to general macroeconomic and geopolitical uncertainty. Interest rates increased substantially in recent years and, despite having decreased slightly in 2025, they remain relatively high, in part due to the persistent inflationary pressures associated with, among other things, geopolitical instability, including the disruption of transit in the Strait of Hormuz and the resulting volatility in energy prices. The high level of inflation and increases in interest rates in recent years have affected clients’ disposable incomes, thus causing consumers to delay or reduce investments in their existing homes and to become more price conscious, resulting in a shift in demand toward less expensive products. The combination of high interest rates and high levels of inflation has resulted in recent years in more expensive mortgages, and, therefore, in a weakening of the housing market, by reducing home improvement projects and new construction activity. These factors have affected, and may in the future affect, demand for our products, thus resulting in lower revenues and lower profitability, which adversely affected, and may in the future affect, our results of operations.

Moreover, although the specific impact of the conflicts and tensions in the Middle East region, including disruptions of transit through the Persian Gulf and the Strait of Hormuz, and the potential escalation thereof, remains uncertain, such impact could include, among other things, increased volatility in financial and commodity markets, increased energy prices, increased transportation costs, a higher level of general market and macroeconomic instability, and violent protests or social unrest in areas outside the immediate conflict area. These conflicts and the potential escalation thereof, as well as any other military or geopolitical conflicts that may arise in the future, could lead to a deterioration of global macroeconomic conditions, reduced household disposable income and weakened consumer demand, which could materially adversely affect our operations, financial position, and results of operations.

Uncertainties regarding current and future trade arrangements and industrial policies in various countries or regions pose an additional macroeconomic risk. In particular, since the beginning of 2025, the U.S. presidential administration has announced and, in certain cases, implemented multiple new tariff measures under various authorities. In response, certain countries have announced and, in certain cases, implemented reciprocal tariffs or other similar actions. These tariffs have been announced, modified, suspended, or reinstated with limited notice. As a result of these developments, there remains substantial uncertainty regarding the duration of existing and newly announced tariffs, potential changes or pauses to such measures, and the potential imposition of new or increased tariffs and other trade barriers or protectionist industrial policies; such uncertainty, in turn, may adversely affect global trade and macroeconomic conditions, resulting in higher costs for both producers and consumers. Governments may continue to resort to trade barriers to protect domestic industries from foreign imports, to retaliate against similar measures imposed by other countries, or to address economic challenges such as currency deflation. The imposition of tariffs, along with the uncertainty of whether, and to what extent, new tariffs (or other new related laws or regulations) will be enacted, and the impact of such actions on us, our business, financial condition and results of operations, as well as on our industry and on global consumer purchasing power, may have a negative impact on our results of operations.

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

Increases in raw material, transportation and labor costs could have a material adverse effect on our results of operations — Our business is significantly exposed to raw material, transportation and labor costs, which are generally dependent on a number of factors beyond our control. Specifically, prices of the raw materials we use in our production processes generally depend, among other things, on macroeconomic factors that may affect commodity prices; changes in supply and demand; energy and transportation costs; general economic conditions; inflation and interest rates; significant political events; supply costs; competition; import duties, tariffs, anti-dumping duties and other similar costs; currency exchange rates and government regulation; and events such as natural disasters and widespread outbreaks of infectious diseases.

In addition, changes in global trade policies, including the imposition of new or increased tariffs, taxes, customs duties or other similar trade restrictions by the U.S. government and/or other foreign governments on certain products and materials, could potentially disrupt our existing supply chains and increase the cost of raw materials critical to the manufacture of our products and we may be unable to find a supplier in the relevant country of production that can economically provide the necessary raw materials in the quantities we require. This, in turn, would increase the overall cost of our products and reduce their demand. To manage the increased costs, we would either have to raise prices, which may result in reduced sales in the affected markets, or accept lower profit margins. Tariffs and other non-tariff trade practices and policies may adversely affect our business in other ways beyond increased costs for our products. We have taken, and may in the future take, steps to move our supply chain away from countries with higher tariff rates in favor of other jurisdictions, but these countermeasures may prove to be ineffective and the ability to predict tariff rates in different countries may be difficult as policies may change on short notice. Uncertainty about trade policy, tariff rates, and other changes in practices affecting international trade might have an adverse effect on our business and results of operation and we may face challenges in implementing the optimal responses to changing trade conditions.

In 2025, approximately 49.6% of our total upholstered and home furnishings net sales came from leather-upholstered furniture sales. The consumption of cattle hides represented approximately 12% of the total cost of goods sold for the year ended on December 31, 2025. The dynamics of the raw hides market are dependent on the consumption of beef, the levels of worldwide slaughtering, worldwide weather conditions and the level of demand in a number of different sectors, including footwear, automotive, furniture and clothing.

During the first part of 2025, prices for certain raw materials—including leather, wood, iron, aluminum, steel, cardboard packaging, and polyethylene—continued to decline, primarily driven by lower energy costs. This trend began to partially reverse in the latter part of the year. As a result, in 2025 our consumption of raw materials, semi-finished and finished products represented 37.2% of revenue compared to 36.0% in 2024. There can be no assurance that current prices will remain stable or that the recent upward trend will not continue in the future, including as a result of the evolving tariff landscape.

In addition, we are exposed to increases in transportation costs. Although transportation costs were stable in 2025, representing 7.7% of revenue compared to 7.8% in 2024, there can be no assurance that such costs will not increase in the future due to, among other things, high levels of inflation, surge in demand for transportation, or other specific circumstances, such as current geopolitical tensions, especially conflicts in the Middle East region, and the resulting disruption of transit through the Persian Gulf and the Strait of Hormuz, which could cause the rerouting of shipping, as was the case in the last part of 2023 and during 2024 due to the attacks by Houthi militants from Yemen on commercial shipping in the Gulf of Aden and Red Sea, which have caused the rerouting of shipping away from the Suez Canal. The re-routing of vessels could significantly increase traffic in bunkering ports on the alternative routes and cause bunker fuel demand on such routes to rise sharply. Shipping companies could repass the costs of re-routing vessels to their customers, including us, which could significantly increase our freight costs for the shipping of products. There can be no assurance that we will be able to successfully pass along additional cost increases as they arise, and rising inflation could have an adverse impact on consumer demand for discretionary items such as home furnishings. Production delays due to disruptions in transportation and upward trends in raw material prices could result in lower sales or margins, thereby affecting our earnings.

Moreover, our production process is labor-intensive and, therefore, we are exposed to increases in labor costs. In 2025, we experienced an increase in labor-related costs per employee compared to 2024 and 2023, due to renegotiation of national collective bargaining agreements in certain countries, especially in Romania (where the base salary for our employees increased on an annual basis by 9% in 2025 after increasing by 18% in 2024), Italy (where the base salary for our employees increased on an annual basis by 2.9% in 2025 after increasing by 5.9% in 2024), and Brazil (where the base salary for our employees increased on an annual basis by 5.9% in 2025 after increasing by 5.5% in 2024).

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

We have a history of operating losses and cannot assure you that we will be profitable in the future; our future profitability, financial condition and ability to maintain adequate levels of liquidity depend, to a large extent, on our ability to overcome operational challenges — We have a history of operating losses having recorded an operating loss of €10.6 million in 2020, €22.5 million in 2019, €25.5 million in 2018 and €24.0 million in 2017. Although we achieved an operating profit of €4.9 million and €8.5 million in 2021 and 2022, respectively, we recorded an operating loss of €9.5 million in 2023, an operating loss of €6.3 million in 2024, and an operating loss of €18.8 million in 2025, and we may not be able to achieve or sustain profitable operations in the future or generate positive cash flows from operations.

Furthermore, during the last fourteen years, we have incurred aggregate financial obligations in the amount of €64.2 million (€0.7 million, €9.6 million, €3.1 million, €0.1 million, €0.3 million, €3.8 million, €3.8 million, €1.4 million, €16.9 million, €4.5 million, €4.5 million, €13.5 million, €1.4 million and €0.6 million for the years 2025, 2024, 2023, 2022, 2021, 2020, 2019, 2018, 2017, 2016, 2015, 2014, 2013 and 2012 respectively), almost entirely in connection with our efforts to reduce redundant workers. See “We have redundant workers at our Italian operations, which remains an unresolved issue, and have benefited in 2025 and in previous years from temporary work force reduction programs; if we continue to be unable to reduce our redundant workers and/or if such temporary work force reduction programs are not continued, our business, results of operations and liquidity may continue to be impacted or may be impacted at a greater extent.”

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

We have redundant workers at our Italian operations, which remains an unresolved issue, and have benefited in 2025 and in previous years from temporary work force reduction programs; if we continue to be unable to reduce our redundant workers and/or if such temporary work force reduction programs are not continued, our business, results of operations and liquidity may continue to be impacted or may be impacted at a greater extent — Our Italian operations employ redundant workers. In line with the previous years, the Company has entered into a series of agreements with Italian trade unions pursuant to which government funds have been used to pay a substantial portion of the salaries of such redundant workers, who are subject to either temporary layoffs, as in the case of the Cassa Integrazione Guadagni Straordinaria (“CIGS”), or reduced work schedules, as in the case of the Solidarity Facilities (as defined below). The use of such temporary work force reduction programs has also resulted in a series of lawsuits brought against the Company.

In May 2017, the Italian Supreme Court (Corte di Cassazione) rejected the Company’s appeal of a lawsuit brought by two former employees of the Company relating to the implementation of the CIGS, ruling in favor of the plaintiffs. As a result of this decision, several further workers have brought lawsuits against the Company over time for alleged misapplication of the CIGS. Since then, the Company has accordingly increased its provision for legal claims. As of December 31, 2025, provision for legal claims amounted to €2.9 million, of which €1.4 million referred to the probable contingent liability related to the legal proceedings initiated for the alleged misapplication of the CIGS. For additional information, see Note 26 to the Consolidated Financial Statements.

In addition, in October 2016, the Company laid off 176 Italian workers as part of an organizational restructuring, 166 of whom were then re-employed as the Bari Labor Court deemed the dismissals to have been carried out improperly. In March 2017, the Company and the Italian institutions representing those workers agreed to extend the scope of an agreement signed by the Company and the Minister of Labor and Social Politics in 2015 to reduce working hours per day (the “2015 Solidarity Facility”) in order to lessen the impact of re-employments in 2018. Pursuant to the 2015 Solidarity Facility, a higher number of workers, as compared to the Company’s need, may continue to work at the Company, though with a salary reduction that is less than proportional to the reduction in working hours as a result of government financial support.

In December 2018 and 2019, the Company and the relevant trade unions and Italian authorities agreed to extend the scope of the 2015 Solidarity Facility, which was later suspended following the COVID-19 outbreak. Indeed, from March 2020 to June 2021, in agreement with trade unions, the Company adopted certain social safety nets made available by the Italian Government to mitigate the impacts of the COVID-19 pandemic on the cost of labor. As a result, the scope of the 2015 Solidarity Facility was extended until November 2021. Since November 2021, the scope of the 2015 Solidarity Facility has been further extended over the years, most recently on January 14, 2025, until October 31, 2025.In addition, on June 19, 2025, the Company, the relevant trade unions and Italian authorities entered into a further agreement to reduce working hours per day and to provide access to the CIGS for workers employed at plants not covered by any similar measures, for the period from July 1, 2025 to April 30, 2026 (the “2025 Solidarity Facility” and, together with the 2015 Solidarity Facility, the “Solidarity Facilities”). However, on November 5, 2025, following the Company’s formal recognition as an “Enterprise of Strategic Relevance for the Country”—which entitles the Company to access certain measures provided by applicable national legislation to further mitigate labor costs—the Company, the relevant trade unions and Italian authorities entered into a new agreement (the “2025 CIGS Agreement”) enabling the Company to benefit from CIGS for up to 805 workers for the period from November 1, 2025 to December 31, 2025, and providing for the early termination of the 2025 Solidarity Facility. On January 27, 2026, the 2025 CIGS Agreement has been further extended, allowing the Company to benefit from CIGS for up to 794 workers until December 31, 2026.

Additionally, starting from December 2018, the Company and the relevant trade unions and Italian authorities agreed on the use by the Company of CIGS in order to support the Company’s reorganization process. From January 1, 2019 until March 2020, the Company benefitted from CIGS for up to 487 workers employed at the plant located in Altamura. From March 2020 to June 2021, in agreement with trade unions, the Company adopted certain social safety nets made available by the Italian Government to mitigate the impacts of the COVID-19 pandemic. As a result, CIGS was extended until February 2022. In February 2022, the Company and the relevant trade unions and Italian authorities signed an agreement allowing the Company to benefit from CIGS for up to 463 workers employed at the plant located in Altamura until mid-February 2023. In January 2023, the Company and the relevant trade unions and Italian authorities signed an agreement allowing the Company to benefit from CIGS for up to 449 workers employed at the plant located in Altamura until December 31, 2023. Furthermore, on July 11, 2023, the Company, the relevant trade unions and Italian authorities signed an agreement (the “Early Retirement Agreement”) that provides for (i) early retirement for employees who are within 60 months of reaching retirement age, (ii) the hiring of new employees, (iii) the implementation of training programs and (iv) access to the CIGS for redundant employees. As a result, among other things, the Company was allowed to benefit from CIGS for up to 875 workers employed at various plants of the Group until June 30, 2025 under the Early Retirement Agreement.

If these temporary work force reduction programs are not continued in the future, our business, results of operations and liquidity may be significantly impacted.

Furthermore, since 2021, we and the other parties involved have agreed to set up an incentive plan for workers who voluntarily terminate their employment relationship, that is expected to remain in place through 2026. If this or other efforts to reduce redundant workers are not successful, the labor cost associated with such redundant workers will continue to have an adverse effect on our business, results of operations and financial condition.

In recent months, the Company has been engaged in active negotiations with the relevant Italian authorities, including trade unions and the competent Italian Ministry, to address labor-related challenges (including by obtaining government support measures for a workforce restructuring process) and support the Company’s long-term sustainability. The Company’s primary objective is to reach an agreement with the Italian authorities in the near term, as such an agreement could facilitate a more orderly workforce restructuring process and mitigate the associated social impact. However, as of the date of this Annual Report, the outcome of these negotiations remains uncertain, as are the potential economic and financial impacts thereof.

Our ability to generate sufficient cash flows from operations to service our existing and anticipated debt obligations and to maintain adequate levels of liquidity depends on numerous factors, many of which are beyond our control— Our ability to make scheduled payments due on our existing and anticipated debt obligations and on our other financial obligations, and to refinance and to fund planned capital expenditure and development efforts will depend on our ability to generate cash. See “We have a history of operating losses and cannot assure you that we will be profitable in the future; our future profitability, financial condition and ability to maintain adequate levels of liquidity depend, to a large extent, on our ability to overcome operational challenges”. Our ability to obtain cash to service our existing and projected debts is subject to a range of economic, financial, competitive, legislative, regulatory, business and other factors (including recent heightened volatility and uncertainty), many of which are beyond our control. We may not be able to generate sufficient cash flow from our operations to satisfy our existing and projected debt and other financial obligations, in which case, we may have to undertake alternative financing plans, sell assets, reduce or delay capital investments, or seek to raise additional capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the financial markets and our financial condition at such time. To the extent we have borrowings under bank overdrafts and short-term borrowings that are payable upon demand or which have short maturities, we may be required to repay or refinance such amounts on short notice, which may be difficult to do on acceptable financial terms or at all.

Our ability to generate sufficient cash flows from operations and to maintain adequate levels of liquidity is currently exposed to an environment characterized by heightened volatility and uncertainty. The geopolitical tensions caused by the ongoing conflicts in Ukraine and in the Middle East region, including the Israel-Hamas conflict, the recent military operations in Iran and the resulting disruption of transit through the Persian Gulf and the Strait of Hormuz, as well as any further escalation thereof, the imposition of sanctions, taxes and/or tariffs against Russia and Russia’s response to such sanctions, the imposition of new or increased tariffs and other trade barriers by the U.S. or other foreign governments, the risk of increased energy and raw material prices, the risk of rising inflation on a global basis and the resulting potential increases in interest rates by major central banks in major economies to curb inflation, and the resulting impacts on financial markets, have contributed, and may continue to contribute, to instability in global financial markets, disruptions in supply chains, increased costs, reduced consumer confidence and weaker demand in certain markets in which we operate. These factors have also resulted, and may result in the future, in diminished liquidity and credit availability, which could impair our ability to access capital if needed. In response to the significant threat posed by these factors to the liquidity of financial markets and the high level of inflation — which has resulted in reduced consumer purchasing power and weakened consumer confidence — most central banks around the world have taken significant actions in recent years to return inflation levels to their respective expected targets. There can be no assurance that these interventions will be successfully transmitted into the real economy or that the financial markets will not experience significant contractions in available liquidity.

In addition, persistent inflationary pressures, together with volatility in foreign exchange markets and fluctuations in energy, oil and raw material prices, could adversely affect our cost structure, margins and operating cash flows. Given our international operations and exposure to multiple currencies, unfavorable movements in foreign exchange rates may also negatively impact our revenues, costs, debt servicing capacity and the translation of our financial results, notwithstanding any hedging or other mitigating actions we may undertake. Furthermore, a tightening of credit conditions, reduced liquidity in financial markets and volatility in financing costs may limit our ability to refinance existing indebtedness or obtain additional financing on acceptable terms, or at all. Any deterioration in our financial condition or in global or regional financial market conditions could materially constrain our access to liquidity.

At December 31, 2025, we had €22.2 million of bank overdrafts and short-term borrowings outstanding and €20.3 million of cash and cash equivalents. In response to these challenges, we have undertaken, and may continue to evaluate reorganization initiatives aimed at improving efficiency, optimizing our industrial and commercial footprint and strengthening cash generation; however, such initiatives are subject to execution risks, market conditions and other uncertainties, and there can be no assurance that they will achieve the intended results within the expected timeframe or at all. We cannot assure you that any refinancing or reorganization would be possible, that any assets could be sold, or, if sold, of the timing of the sales or the amount of proceeds that would be realized from those sales. We cannot assure you that additional financing could be obtained on acceptable terms, if at all, or would be permitted under the terms of our various debt instruments then in effect. Our failure to generate sufficient cash flow to satisfy our existing and projected debt obligations, or to refinance our obligations on commercially reasonable terms, would have an adverse effect on our business, results of operations and financial condition.

The Company uses a securitization program as part of its liquidity management strategy; any reduction in availability, increased restrictions or termination of such program could adversely affect the Company’s liquidity—The Company operates a trade receivable securitization program as part of its liquidity management strategy. On July 9, 2015, the Company entered into an accounts receivable securitization program with an affiliate of Intesa Sanpaolo S.p.A. (the “Assignee”), which was subsequently amended and renewed on July 22, 2020 for a five-year period (the “Securitization Program”). The Securitization Program has been further amended on July 25, 2025 and January 14, 2026 (collectively, the “Securitization Program Amendments”). Following the Securitization Program Amendments, the maximum aggregate amount of receivables that may be transferred under the Securitization Program has been reduced to €18.0 million from €40.0 million, reflecting decreasing revenue levels and the Company’s downgraded creditworthiness as assessed by the Assignee. In addition, the revolving period has been extended for a one-year period and is currently scheduled to expire, absent early termination, no later than June 2027.

Under the Securitization Program, the Company may assign eligible trade receivables on a revolving basis, retaining substantially all risks and rewards associated with such receivables on a pro-solvendo basis. The effective availability of funding under the Securitization Program is subject not only to the reduced portfolio cap, but also to revised and more restrictive eligibility criteria and concentration limits introduced by the recent amendments, including, among other things, stricter requirements relating to the credit quality of eligible debtors, insurance coverage, individual debtor exposure limits, geographic and jurisdictional constraints, ageing thresholds, and the exclusion of receivables overdue beyond specified time limits. As a result, the volume of receivables that can be transferred at any given time may be materially lower than the contractual maximum amount, depending on the composition and quality of the Company’s accounts receivable portfolio.

Any deterioration in customer creditworthiness, changes in insurance coverage, increased payment delays, disputes, concentration breaches or failure to meet updated eligibility requirements could further limit or suspend the Company’s ability to utilize the Securitization Program.

If the Securitization Program were terminated, not renewed beyond the current revolving period, or otherwise became unavailable or significantly restricted, the Company would lose an important source of short-term liquidity. In such circumstances, the Company may be required to rely more heavily on alternative financing sources or internal cash generation, which may not be available on acceptable terms, or at all. Any of these events could have a material adverse effect on the Company’s liquidity, financial condition and results of operations.

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

We may not execute our budget plan, successfully or in a timely manner, which could have a material adverse effect on our results of operations or on our ability to achieve the objectives set forth in our plans — The Company’s board of directors approved the One-Year Budget, aimed at restoring efficiency across the Group.

The one-year budget envisages:

•
a significant reduction in fixed costs, including enhanced access to government-funded wage support schemes for temporary layoff workers and employees (CIGS - Cassa Integrazione Guadagni Straordinaria);
•
a more flexible production capacity, including shutdown of certain underutilized facilities and the outsourcing of low-value added activities, which do not require any kind of negotiation with trade unions and competent Italian Ministry;
•
the closure of non-performing directly operated stores ("DOS") to improve the quality of the retail network, in particular in North America;
•
the reinforcement of ongoing initiative finalized to a strong focus on liquidity preservation, through tight control of working capital, disciplined spending, and close monitoring of cash flows, and
•
expected cash proceeds from dividend distribution by the joint venture, Natuzzi Trading Shanghai, in China.

Most notably, the One-Year Budget envisages raising resources to cover the cash requirements through a combination of (i) non-strategic asset disposals and (ii) a review of the Company’s capital structure and potential capital strengthening actions, including a capital increase with potential access by national government relaunch agency.

The gradual improvement in the Group's profitability depends on the successful and timely execution of the Company's One-Year Budget. Failure to successfully and timely achieve the objectives included in the One-Year Budget could result in a failure to reduce costs, which could negatively affect the marginality of the Group.

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

Demand for furniture is cyclical and may fall in the future — Historically, the furniture industry has been cyclical, fluctuating with economic cycles, and sensitive to general economic conditions, housing starts, interest rate levels, credit availability and other factors that affect consumer spending habits. Due to the discretionary nature of most furniture purchases and the fact that they often represent a significant expenditure to the average consumer, such purchases may be deferred during times of economic uncertainty. Should current economic conditions worsen (including as a result of current geopolitical tensions or of new or increased tariffs or other trade restrictions), the current rate of housing continue to decline, inflation rates resume an upward trend, or new or increased tariffs or other trade restrictions be implemented by the United States or other countries, consumers’ disposable incomes could be affected, thus deteriorating consumer demand, as well as consumer confidence, for home furnishings, which may have an adverse effect on our business, results of operations and financial condition. See “Uncertain global macro-economic and political conditions, as well as trading policies and tariffs, could materially adversely affect our business, operations and economic and financial position.”

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

The furniture market is highly competitive — We operate in a highly competitive industry that includes a large number of manufacturers. No single company has a dominant position in the industry. Competition is generally based on product quality, brand name recognition, price and service. We mainly compete in the upholstered furniture sub-segment of the furniture market. In Europe, the upholstered furniture market is highly fragmented. In the U.S., the upholstered furniture market includes a number of relatively large companies, some of which are larger and have greater financial, technical, marketing and other resources than us. Some of our competitors offer extensively advertised, well-recognized branded products. Competition has increased significantly in recent years as foreign producers from countries with lower manufacturing costs have begun to play an important role in the upholstered furniture market. Such manufacturers are often able to offer their products at lower prices, which increases price competition in the industry. In particular, manufacturers in Asia and Eastern Europe have increased competition in the lower-priced segment of the market. In November 2021, we launched our e-commerce service for online sales which is currently active in the U.S. only. Therefore, we compete with other retailers offering consumers the ability to purchase home furnishings via the internet for home delivery and expect such competition to increase in the future. As a result of the actions and strength of our competitors and the inherent fragmentation in some markets in which we compete, we are continually subject to the risk of losing market share, which may lower our sales and profits. Market competition may also force us to reduce prices and margins, thereby negatively affecting our cash flows, or prevent us from raising the prices of our products in response to current inflationary pressures or increasing costs, which could result in a decrease in our profit margins. Although price is a significant basis of competition in our industry, we also compete on the basis of on-time delivery and our reputation for quality and customer service. If we fail to maintain our current standards for product quality, the scope of our distribution capabilities or our customer relationships, our reputation, financial condition, results of operations and cash flows could be adversely affected. Additionally, the imposition of new or increased tariffs or other trade restrictions could also trigger retaliatory responses from other countries which may decrease the competitiveness of our products in foreign markets.

Fluctuations in currency exchange rates and interest rates may adversely affect our results of operations — We conduct a substantial part of our business outside of the Euro-zone and are exposed to market risks stemming from fluctuations in currency and interest rates. In particular, an increase in the value of the Euro relative to other currencies used in the countries in which we operate has in the past, and may in the future, reduce the relative value of the revenues from our operations in those countries, and therefore may adversely affect our operating results or financial position, which are reported in Euro. Additionally, we are subject to currency exchange rate risk to the extent that our costs are denominated in currencies other than those in which we earn revenues. In 2025, in the ordinary course of business, about 60% of the operating payments we received and about 38% of the operating payments we made were denominated in currencies other than the Euro. We also hold a substantial portion of our cash and cash equivalents in currencies other than the Euro. Therefore, we are exposed to the risk that fluctuations in currency exchange rates may adversely affect our results, as has been the case in recent years.

In addition, foreign exchange movements might also negatively affect the relative purchasing power of our clients, which could also have an adverse effect on our results of operations. Although we seek to manage our foreign currency risk in order to minimize negative effects from rate fluctuations, including through hedging activities, there can be no assurance that we will be able to do so successfully. Therefore, our business, results of operations and financial condition could be adversely affected by fluctuations in market rates, particularly during times of high volatility, such as those currently experienced due to the adverse effects on financial markets of inflation pressure, the ongoing conflicts in Ukraine and in the Middle East region, including the Israel-Hamas conflict and the recent military operations in Iran, as well as new or increased tariffs imposed by the U.S. presidential administration or other countries.

In the normal course of business, we also face risks that are either non-financial or non-quantifiable. Such risks principally include country risk, credit risk and legal risk. For more information about currency and interest rates risks, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

We face risks associated with our international operations — We are exposed to risks arising from our international operations, including changes in governmental regulations, tariffs or taxes and other trade barriers (as has been the case with import duties imposed by the U.S. and Canadian administrations on home furnishings imported from certain Asian countries and with the tariffs and other trade restrictions imposed by the U.S. presidential administration, or any new or increased tariffs that the U.S. presidential administration may impose in the future, on goods imported from foreign countries); price, wage and currency exchange controls; political, social, and economic instability in the countries in which we operate (including as a result of the ongoing conflicts in Ukraine and in the Middle East region); natural disasters, such as a fire, an earthquake or a flood; outbreaks or public health crises, such as the spread of any future epidemic; inflation, exchange rate and interest rate fluctuations; extended lead time in ordering and disruptions in the supply chain due to, among other things, shortages of raw materials or the closure of certain routes (see “Increases in raw material, transportation and labor costs could have a material adverse effect on our results of operations”). Any of these factors could have a material adverse effect on our results of operations.

Compliance with laws may be costly, and changes in laws could make conducting our business more expensive or otherwise change the way we do business — We are subject to numerous laws and regulations, including tax, labor and employment, customs, truth-in advertising, consumer protection, e-commerce, privacy and cybersecurity, health and safety, real estate, zoning, occupancy, and environmental, social and governance laws, intellectual property, and other laws and regulations that regulate the operations in our stores, plants and suppliers or otherwise govern our business. In addition, to the extent we expand our operations as a result of engaging in new business initiatives or product lines or expanding into new international markets, we become subject to further regulations and regulatory regimes. We may need to continually reassess our compliance procedures, personnel levels and regulatory framework in order to keep pace with the numerous business initiatives that we are pursuing, and there can be no assurance that we will be successful in doing so. If the regulations applicable to our business operations were to change or were violated by us or our vendors or buying agents, the costs of certain goods could increase, or we could experience delays in shipments of our goods, be subject to fines or penalties, or suffer reputational harm, which could reduce demand for our products and harm our business and results of operations.

Our past results and operations have significantly benefited from government incentive programs, which may not be available in the future — We receive, and received, benefits from certain governments in the form of grants, incentives and tax credits. In the past, we used to benefit from Italian Government’s investment incentive programs for under-industrialized regions in Southern Italy, including tax benefits, subsidized loans and capital grants. See “Item 4. Information on the Company-Incentive Programs and Tax Benefits.” In recent years, the Italian Parliament has replaced these incentive programs with an investment incentive program to promote industrialization in the southern regions of Italy, which we are currently benefitting from, that includes grants, research and development benefits.

Moreover, we have manufacturing operations in China, Brazil, Romania and Vietnam, and in some cases we were granted tax benefits and export incentives by the relevant governmental authorities in those countries. There can be no assurance that we will benefit from such grants, benefits, tax credits or export incentives in connection with our current or future investments or relevant governmental authorities will continue to provide such incentives, grants and benefits on similar terms or at all.

Expectations relating to environmental, social and governance factors may impose additional costs and expose us to new risks — The focus from certain investors, customers and other key stakeholders relating to environmental, social and governance (“ESG”) matters, including environmental stewardship, social responsibility, diversity and inclusion, racial justice and workplace conduct, has increased in recent years and may lead to new and more restrictive environmental laws and regulations in certain jurisdictions. Most recently, sentiment critical of certain ESG practices has gained momentum in certain jurisdictions, and certain investors, stakeholders and regulators may express or pursue opposing views, legislation and investment expectations with respect to ESG initiatives.

As a result, if our corporate responsibility procedures or standards do not meet evolving stakeholder expectations and/or if we fail to adapt to and comply with new laws and regulations or changes to legal or regulatory requirements concerning ESG matters, our brand, reputation, share price, access to and cost of capital and ability to attract and retain employees may be negatively impacted. Additionally, we may be required to make substantial investments in matters related to ESG which could affect our results of operations.

Furthermore, in the event that we communicate certain initiatives and goals regarding ESG matters, we could fail, or be perceived to fail, in our achievement of such initiatives or goals, or we could be criticized for the scope of such initiatives or goals. Any such adverse perceptions of our Company could negatively affect our reputation and, in turn, our business or results of operations.

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

Failure to protect our intellectual property rights could adversely affect us — We believe that our intellectual property rights are important to our success and market position. We attempt to protect our intellectual property rights through a combination of patent, trademark, copyright and trade secret laws, as well as licensing agreements, third-party nondisclosure and assignment agreements, and confidentiality and restricted use agreements. We believe that our patents, trademarks and other intellectual property rights are adequately supported by applications for registrations, existing registrations and other legal protections in our principal markets. However, we cannot exclude the possibility that our intellectual property rights may be challenged by others, that agreements designed to protect our intellectual property may be breached, that we may not have adequate remedies for any such breach, or that we may be unable to register our patents, trademarks or otherwise adequately protect them in some jurisdictions. Any significant impairment of our intellectual property rights, including as a result of changes in U.S. or foreign intellectual property laws, the absence of effective legal protections or enforcement measures, or our failure to obtain licenses of intellectual property from third parties, could harm our business, financial condition and results of operations or our ability to compete. Moreover, we cannot provide assurance that the use of our technology or proprietary know‐how or information does not infringe the intellectual property rights of others. If we have to litigate to protect or defend any of our rights, such litigation could result in significant costs. In addition, the adoption of artificial intelligence tools may further exacerbate these risks.

We rely on information technology to operate our business, and any disruption to our technology infrastructure could harm our operations — We operate many aspects of our business including financial reporting and customer relationship management through server and web-based technologies. We store various types of data on such servers or with third parties who in turn store it on servers and in the “cloud.” Any disruption to the internet or to our global technology infrastructure or to that of our service providers, including malware, insecure coding, “acts of God”, attempts to penetrate networks, data theft or loss and human error, could have adverse effects on our operations. A cyber-attack to our systems or networks that impairs our information technology systems could disrupt our business operations and result in loss of service to customers. Our ability to keep our business operating effectively depends on the functional and efficient operation of our information, data processing and telecommunications systems, including our design, procurement, manufacturing, inventory, sales and payment process. Due to the geopolitical uncertainty arising from the ongoing conflicts in Ukraine and in the Middle East region, there is a possibility that an escalation of tensions could result in cyber-attacks that could either directly or indirectly affect our operations. Additionally, the methods used to obtain unauthorized access to systems and networks are becoming increasingly sophisticated and rapidly evolving (particularly with the growing use of artificial intelligence technologies), which may limit our ability to anticipate, detect, or prevent all such attacks before they occur. Although we experience cybersecurity incidents from time to time, we have not identified any risks from cybersecurity threats that have had, or are reasonably likely to have, a material impact on our operations, business, customer relationships or reputation. While we have invested and continue to invest in information technology risk management, cybersecurity and disaster recovery plans (see “Item 16K. Cybersecurity”), these measures cannot fully insulate us from technology disruptions or data theft or loss and the resulting adverse effects on our operations and financial results.

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

In 2025, we continued our strategy of migrating our business applications to the cloud, and this process will continue throughout 2026. Although these cloud migrations have increased, and will continue to increase, efficiency and functionality, such migrations make the Company more reliant on third party service providers. Any material disruption or slowdown of the Company’s information systems could result in the loss of critical data, the inability to process and properly record transactions and the material impairment of the Company’s ability to conduct business, leading to cancelled orders and lost sales.

We are dependent on qualified personnel — Our ability to maintain our competitive position will depend to some considerable degree upon the personal commitment of our founder, Executive Chairman of the Board of Directors and Chief Executive Officer ad interim, Mr. Pasquale Natuzzi, as well as on our ability to continue to attract and maintain highly qualified managerial, finance, IT, manufacturing and sales and marketing personnel. As previously disclosed, Mr. Antonio Achille, our former Chief Executive Officer and executive director, stepped down from his roles effective as of July 30, 2025 and pending the appointment of a successor, the Board of Directors has temporarily delegated the Chief Executive Officer’s powers and responsibilities to Mr. Pasquale Natuzzi, who serves in an interim capacity. There can be no assurance that the loss of key personnel, or the difficulties in attracting and retaining other talented and experienced personnel, would not have a material adverse effect on our results of operations. See “Item 6. Directors, Senior Management and Employees”.

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

One shareholder has a controlling stake in the Company — Mr. Pasquale Natuzzi, founder of the Company and Executive Chairman of the Board of Directors and Chief Executive Officer ad interim, beneficially owns, as of the date of this Annual Report, an aggregate amount of 30,967,521 ordinary shares of the Company (the “Ordinary Shares”), representing 56.2% of the Ordinary Shares outstanding (61.3% of the Ordinary Shares outstanding if the Ordinary Shares owned by members of Mr. Natuzzi’s immediate family (the “Natuzzi Family”) are aggregated). As a result, Mr. Natuzzi has the ability to exert significant influence over our corporate affairs and to control the Company, including its management and the selection of its board of directors. Since December 16, 2003, Mr. Natuzzi has held his entire beneficial ownership of Natuzzi S.p.A. shares through INVEST 2003 S.r.l., an Italian holding company wholly-owned by Mr. Natuzzi with its registered office located at Via Gobetti 8, Taranto, Italy.

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

Past and future grants of share-based awards may have an adverse effect on our financial condition and results of operations and have dilutive impact to your investment — In 2022, we adopted the Natuzzi 2022-2026 Stock Option Plan (the “SOP”) to grant share-based compensation awards to key employees and directors to incentivize their performance and align their interests with ours. The maximum number of Ordinary Shares we are authorized to issue pursuant to the SOP is 5,485,304 Ordinary Shares. As of March 31, 2025, we have granted stock options for the purchase of a total of 2,812,560 Ordinary Shares (equivalent to 562,512 ADSs), of which 220,000 Ordinary Shares (equivalent to 44,000 ADSs) were subscribed for in 2022. See “Item 6. Directors, Senior Management and Employees-Compensation of Directors and Officers-Natuzzi 2022-2026 Stock Option Plan” and Note 24 included in the Consolidated Financial Statements. If we grant any stock options to attract and retain key personnel, our expenses associated with share-based compensation may increase, which may have an adverse effect on our financial condition and results of operations and have a dilutive impact on your investment. However, if we do not grant stock options or reduce the number of stock options that we grant, we may not be able to attract and retain key personnel.

Purchasers of our Ordinary Shares and ADSs may be exposed to increased transaction costs as a result of the Italian financial transaction tax or the proposed European financial transaction tax — On February 14, 2013, the European Commission adopted a proposal for a directive on the financial transaction tax (hereafter “EU FTT”) to be implemented under the enhanced cooperation procedure by 11 member states initially (Austria, Belgium, Estonia, France, Germany, Greece, Italy, Portugal, Slovenia, Slovakia and Spain). Following Estonia’s formal withdrawal on March 16, 2016, 10 member states continued to participate in the negotiations on the proposed directive. If the proposed directive is adopted and implemented in local legislation, investors in Ordinary Shares and ADSs may be exposed to increased transaction costs. However, in its work program for 2026, the European Commission indicated that it intends to withdraw the EU FTT proposal.

The Italian financial transaction tax (the “IFTT”) applies with respect to trades entailing the transfer of (i) shares or equity-like financial instruments issued by companies resident in Italy, such as the Ordinary Shares; and (ii) securities representing the shares and financial instruments mentioned under (i) above (including depositary receipts such as the ADSs), regardless of the residence of the issuer. The IFTT may also apply to the transfer of Ordinary Shares and ADSs by a U.S. resident. The IFTT does not apply to companies having an average market capitalization lower than €500 million in the month of November of the year preceding the year in which the trade takes place. In order to benefit from this exemption, companies whose securities are listed on a foreign regulated market, such as the Company, need to be included on a list published annually by the Italian Ministry of Economy and Finance. Since the Company has not been included in the list issued by the Italian Ministry of Economy and Finance of companies having an average market capitalization lower than €500 million in the month of November 2024, the IFTT would apply on transfers of Ordinary Shares or ADSs made in 2026. See “Item 10. Additional Information-Taxation-Other Italian Taxes-Italian Financial Transaction Tax.”

Emerging issues related to our development, integration and use of artificial intelligence (“AI”) could give rise to legal or regulatory action, damage our reputation or otherwise materially harm our business — We increasingly develop, integrate and use AI technology in our operations, including to drive productivity and data analytics. While we aim to develop, integrate and use AI responsibly, including attempting to identify and mitigate ethical or legal issues presented by its use, we may ultimately be unsuccessful in identifying or resolving issues, such as accuracy issues, cybersecurity risks, unintended biases, and discriminatory outputs, before they arise. AI is a relatively new and emerging technology in early stages of commercial use and presents a number of risks inherent in its use by us, our customers, suppliers and other business partners and third-party providers, or through the use of third-party hardware and software. These risks include, but are not limited to, ethical considerations, public perception, intellectual property protection, regulatory compliance, privacy concerns and data security, all of which could have a material adverse effect on our business, reputation, results of operations and financial position. As a result, we cannot predict future developments in AI and related impacts to our business and our industry. If we are unable to successfully and accurately develop, integrate and use AI technology, as well as address the risks and challenges associated with AI, our business, reputation, results of operations and financial position could be negatively impacted. Additionally, if the content, analyses, or recommendations that AI applications assist in producing are or are alleged to be deficient, inaccurate, or biased, our reputation, business, financial condition, and results of operations may be materially adversely affected. While we are implementing measures designed to mitigate the potential adverse effects associated with the development, integration and use of AI technologies, such as policies, governance framework and internal controls designed to promote the responsible and compliant use of AI within our operations, there can be no assurance that these measures will be sufficient to prevent or mitigate all associated risks or their potential impacts on our business.

We may be unable to remain in compliance with the New York Stock Exchange requirements for continued listing and as a result our ADSs may be delisted from trading on the New York Stock Exchange, which would have a material effect on us and the liquidity of our ADSs – On January 6, 2026, we received notice from the New York Stock Exchange (“NYSE”) that we were no longer in compliance with the continued listing standards set forth in Section 802.01B of the NYSE Listed Company Manual because our 30 trading-day average market capitalization and our last reported stockholders’ equity as of September 30, 2025 were each below U.S.$50 million. Following receipt of the notice, on February 5, 2026, we disclosed to the market that we were considering available alternatives to cure the deficiency and regain compliance with the applicable continued listing standards and, on February 18, 2026, notified the NYSE accordingly. Pursuant to Section 802.03 of the NYSE Listed Company Manual, a company has an 18-month cure period following receipt of the notice of non-compliance to regain compliance with the NYSE’s minimum requirements, subject to the NYSE’s receipt and approval of a plan submitted by the company demonstrating how the company intends to regain compliance with the NYSE’s continued listing standards. In accordance with the timing requirement under the notice and pursuant to Section 802.03 of the NYSE Listed Company Manual, we submitted a remediation plan on April 6, 2026, which, as of the date of this Annual Report, is under the 45-day review period by the NYSE. We cannot assure that (i) the plan will be accepted by the NYSE, (ii) even if accepted, we will be able to meet the milestones set forth therein, or (iii) we will regain compliance with the NYSE continued listing standards. If the plan is not accepted by the NYSE, or if we otherwise fail to regain or maintain compliance with any continued listing requirements of the NYSE Listed Company Manual, the NYSE may commence delisting proceedings or take any other action in the course of monitoring our compliance with these requirements.

ITEM 4. INFORMATION ON THE COMPANY

Business Overview

History and development of the Company — Founded in 1959 by Pasquale Natuzzi, Natuzzi Group is one of the most renowned players in the production and distribution of design and luxury furniture. With a global retail network of 564 Natuzzi mono-brand stores and 1,043 wholesale points of sale, including 487 Natuzzi galleries and 556 curated placements within larger multi-brand retail environments, as of December 31, 2025, and with manufacturing plants in Italy, China, Romania, Brazil and Vietnam to efficiently serve different markets, Natuzzi distributes its collections worldwide. In 2025, the Company distributed its products in 107 countries on five continents. Natuzzi’s products embody the finest spirit of Italian design and the unique craftsmanship details of “Made in Italy”, as a predominant part of its production takes place in Italy. Natuzzi has been listed on the New York Stock Exchange since May 13, 1993. For additional information on the Company’s listing on the New York Stock Exchange, see “Item 9. The Offer and Listing—Trading Markets.”

Continuous stylistic research, creativity, innovation, solid craftsmanship, industrial know-how and integrated management throughout the entire value chain are the mainstays that have made Natuzzi one of the few players with global reach in the furniture market.

In the early 2000s, to respond to a global competition based mainly on price, the Company began to reposition its brand by introducing a total living concept in its offer, encompassing the production of sofas and armchairs not only in leather but also in fabric, together with the offering of living room furniture and beds. Moreover, Natuzzi is accelerating its retail expansion worldwide, leveraging a global manufacturing footprint to strategically support the development of its brands. This is a crucial step as the Company consolidates the foundations for its transformation from a pure “B2B” manufacturer to a lifestyle brand and retailer, which has required investments in organization, marketing, R&D, IT and product for more than a decade.

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

As of December 31, 2025, the Group distributed its branded products as follows:

—
Natuzzi Italia branded products are distributed through 190 Natuzzi Italia mono-brand stores, of which 35 are directly operated by the Group, 9 directly operated by our joint venture in China and 146 by third-party franchisees. Furthermore, Natuzzi Italia branded products are sold through 133 Natuzzi Italia galleries worldwide (store-in-store points of sales managed by independent partners), including three Natuzzi Italia concessions, i.e., galleries directly managed by the Mexican subsidiary of the Group, and through 46 curated placements within larger multi-brand retail environments. The Natuzzi Re-vive recliner is included in the Natuzzi Italia offering.
—
Natuzzi Editions branded products are distributed through 296 Natuzzi Editions stores (of which five directly operated by the Group, three operated in joint venture with a local partner in the U.S., six operated by our joint venture in China and 282 by third-party franchisees). Furthermore, the Natuzzi Editions branded products are distributed through 354 Natuzzi Editions galleries worldwide (store-in-store points of sales mainly managed by independent partners), including 9 Natuzzi Editions concessions, i.e., galleries directly managed by the Mexican subsidiary of the Group, and through 510 curated placements within larger multi-brand retail environments. Natuzzi Editions products are distributed in Italy under the brand Divani&Divani by Natuzzi through additional 79 mono-brand stores, of which 12 directly operated by the Group. Natuzzi Editions and Divani&Divani by Natuzzi are two brands with different banners and store concepts, but with the same merchandising offer (i.e., same positioning and consumer target).

The Group also offers unbranded products through its Italsofa by Natuzzi Group line (also referred to as “private label” products in this Annual Report), designated to address the specific needs of key accounts globally. The Group intends to focus on selected large accounts selling unbranded products and serve them with a more efficient go-to-market model.

Every year, the Group presents its products at the world’s leading furniture fairs. In 2025, the Group participated in prominent global furniture events, including the Milano Design Week, widely regarded as the foremost international design fair, the High Point Furniture Market in North Carolina, United States, and several other furniture and design fairs during the year, such as the ICFF in New York, the Riyadh Design Week, the Dubai Design Week, the India Design Mumbai. In 2025, the Group also hosted business congresses for all its clients for both brands, held at the Group’s headquarters in Santeramo in Colle, Italy, and in China.

The statuto (or By-laws) of the Company provides that the duration of the Company is until December 31, 2050. The Company, which operates under the trademark “Natuzzi,” is a società per azioni (joint stock company) organized under the laws of the Republic of Italy and was incorporated in 1959 by Mr. Pasquale Natuzzi, who is currently Executive Chairman of the Board of Directors, Chief Executive Officer ad interim and controlling shareholder of the Company. Most of the Company’s industrial operations are carried out through various subsidiaries that individually conduct a specialized activity, such as leather processing or furniture manufacturing.

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

Organizational Structure

Natuzzi S.p.A. is the parent company (the “Parent Company” or the “Parent”) of the Natuzzi Group. As of December 31, 2025, the Company’s principal operating subsidiaries were:

Name	Percentage as at 31/12/2025	Percentage as at 31/12/2024	Percentage as at 31/12/2023	Share/ quota capital	Ownership registered office	Activity
Italsofa Romania S.r.l.	100.00	100.00	100.00	RON 109,271,750	Baia Mare, Romania	(1)
Natuzzi (China) Ltd	100.00	100.00	100.00	CNY 106,414,300	Shanghai, China	(1)
Italsofa Nordeste S/A	100.00	100.00	100.00	BRL 159,300,558	Salvador de Bahia, Brazil	(1)
Natuzzi Quanjiao Limited	100.00	100.00	100.00	CNY 10,000,000	Quanjiao County-Anhui province, China	(1)
Natuzzi Vietnam JSC	69.19	—	—	VDONG 30.625.000.000	Ho Chi Minh City, Vietnam	(1)
Natco S.p.A.	99.99	99.99	99.99	EUR 4,420,000	Santeramo in Colle, Italy	(2)
Nacon S.p.A.	100.00	100.00	100.00	EUR 2,800,000	Santeramo in Colle, Italy	(3)
Lagene S.r.l.	100.00	100.00	100.00	EUR 10,000	Santeramo in Colle, Italy	(3)
Natuzzi Americas Inc.	100.00	100.00	100.00	USD 89	High Point, N. Carolina, USA	(3)
Natuzzi Florida LLC	51.00	51.00	51.00	USD 4,955,186	High Point, N. Carolina, USA	(3)
Natuzzi Iberica S.A.	100.00	100.00	100.00	EUR 386,255	Madrid, Spain	(3)
Natuzzi Switzerland AG	100.00	100.00	100.00	CHF 2,000,000	Dietikon, Switzerland	(3)
Natuzzi Services Limited	100.00	100.00	100.00	GBP 25,349,353	London, UK	(3)
Natuzzi UK Retail Limited	70.00	70.00	70.00	GBP 100	Cardiff, UK	(3)
Natuzzi Germany Gmbh	100.00	100.00	100.00	EUR 25,000	Köln, Germany	(3)
Natuzzi Japan KK	74.40	74.40	74.40	JPY 28,000,000	Tokyo, Japan	(3)
Natuzzi Russia OOO	100.00	100.00	100.00	RUB 8,700,000	Moscow, Russia	(3)
Natmx S.DE.R.L.DE.C.V	100.00	100.00	100.00	MXN 68,504,040	Mexico City, Mexico	(3)
Natuzzi France S.a.s.	100.00	100.00	100.00	EUR 70,727	Paris, France	(3)
Natuzzi Oceania PTI Ltd	74.40	74.40	74.40	AUD 320,002	Sydney, Australia	(3)
Natuzzi Singapore PTE. LTD.	74.40	74.40	74.40	USD 7,654,207	Singapore, Republic of Singapore	(3)
Natuzzi Shanghai Co. Ltd	100.00	100.00	—	CNY 500,000	Shanghai, China	(3)
Natuzzi Netherlands Holding	100.00	100.00	100.00	EUR 34,605,000	Amsterdam, Holland	(4)
Natuzzi Trade Service S.r.l.	100.00	100.00	100.00	EUR 14,000,000	Santeramo in Colle, Italy	(5)
Natuzzi Industrial S.r.l.	100.00	—	—	EUR 10,000.00	Santeramo in Colle, Italy	(5)

(1)
Manufacture and distribution
(2)
Intragroup leather dyeing and finishing
(3)
Services and distribution
(4)
Investment holding
(5)
Dormant

During 2025, the following companies were added to the Group’s scope of consolidation:

•
Natuzzi Vietnam JSC, a manufacturing company established in April 2025 and 93% owned by Natuzzi Singapore and 7% by two Vietnamese partners, which commenced manufacturing operations in September 2025.

•
Natuzzi Industrial S.r.l., a company incorporated in December 2025 and not yet operational, wholly owned by Natuzzi S.p.A.

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

In 2019, the Group further developed its sales organization by focusing on the distribution channel, in addition to its two divisions: the retail channel, represented by mono-brand stores operated directly by the Group and by third-party dealers, and the wholesale channel, consisting primarily of Natuzzi-branded galleries in multi-brand stores as well as mass distributors selling mainly unbranded products.

Consistent with such effort, in November 2021, the Group defined a new organizational model, pivoting in particular on the Group’s two main brands, Natuzzi Italia and Natuzzi Editions. Indeed, the Natuzzi Italia and Natuzzi Editions brands are increasingly pursuing a distinct but complementary development path in terms of customer segmentation, product merchandising, visual merchandising, marketing and distribution strategy and, therefore, required a dedicated organization (see below “The Brand Portfolio and Merchandising Strategy”).

During 2023, 2024 and 2025, the Group continued the transformation of its business to pursue a positioning of the Natuzzi brand as a life-style brand by further focusing principally on the branded part of its business, which is mainly distributed through the retail channel: in 2025, 94.9% of the Group’s sales of upholstery furniture and home furnishing accessories (excluding revenue from “Other sales”, consisting of “Sale of polyurethane foam” and “Sale of other goods”) came from the sale of its branded products (compared to 92.7% in 2024 and 92.5% in 2023). See Note 34 to the Consolidated Financial Statements. In addition, the Group intends to continue to expand its branded presence in key strategic markets where the Natuzzi brand’s awareness is well established, such as the U.S., Greater China and certain European countries, in particular the UK and Italy.

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

Under this new structure, channel officers work in close collaboration with Regional Managers to define and achieve performance targets in line with internal objectives.

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
•
Wholesale. The Wholesale division manages both the Natuzzi Italia and Natuzzi Editions gallery network (shop-in-shops in multi-brand specialized stores and high-end department stores) and the Free-Market channel (points of sales distributing unbranded products and certain Natuzzi Editions products through large distributors). Its mission is to define and promote the gallery management and excellence model – the Re-Imagined Gallery Concept – for both Natuzzi Italia and Natuzzi Editions brands, providing strategic direction to the markets and ensuring proper implementation.

Like the Retail division, the Wholesale division is also responsible for ensuring the consistency of the brand values across all markets by applying specific brand, retail, merchandising and marketing guidelines.

Additionally, the Wholesale division defines and coordinates the Gallery opening and renovation plans in collaboration with the Regional Managers.

•
Project. The Company continues its efforts in the Trade & Contract business, which offers significant growth potential by allowing us to capitalize on opportunities with designers and real estate developers with our strong brand and design expertise. In 2025, the Trade & Contract division secured 3 major contracts with real estate developers – 2 in the Middle East and 1 in Central America – under confidentiality agreements. These contracts include exterior and interior design services for luxury resorts and residences, as well as the supply of furniture. The Project division will leverage Natuzzi’s assets and design expertise, while maintaining distinct growth and profitability targets.

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
•
Continued development of our core upholstered business by i) launching a selected number of collections, but meticulously developed following a merchandising approach; ii) exploiting best sellers/iconic products to reinforce the Natuzzi brand uniqueness; and iii) focusing on our distinctive characteristics: heritage, comfort, versatility and sustainability.
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
•
Fostering of the digital transformation by developing, among other things, the website which has replaced the former existing 46 domains, and offering an e-commerce service for online sales in the U.S. of the Natuzzi Italia collection. The website is now available in 17 languages, with hundreds of new configurations added each year. In addition, the Company carries on various IT-related projects, to support the Group’s main functions, such as manufacturing, supply chain, product, organization, and to provide digital tools for sales.
•
A more flexible and efficient production: we continue to implement the “Factory 4.0” pilot industrial program in our plants in Italy. This program, which is inspired by the automotive industry, leverages on innovative technologies and provides for a greater involvement of our vendors in the process, so that everyone in the value chain, including our suppliers, can contribute to identifying opportunities to improve and stabilize the overall process flow. We plan to finalize the implementation of this program in the remaining Italian plants and to consider extending it to our factories abroad. In addition, we plan to further rely on industrial outsourcing especially for the unbranded production.
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

•
extending the Group’s efficient direct-retail model of some DOS in the U.S. to enhance the productivity of other existing directly operated stores (DOS); and
•
expanding the retail branded network in a manner that fosters the transition to a retail and branded company.

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

In addition to the Natuzzi branded business, which has represented over the last few years, and will continue to represent, according to our current plans, the most strategic portion of the business, the Group continues to offer unbranded products to a number of wholesale accounts globally. This unbranded division produces and offers leather upholstery to some of the world’s renowned wholesale distributors in the medium/low end of the market. This market segment is exposed to all competitors offering products at competitive price ranges, with consequent downward pressure on margins. The Company intends to focus on selected large accounts selling unbranded products and serve them with a more efficient go-to-market model. Over the recent years, the Group has further refined its approach to managing the unbranded business, as it intends to focus on those customers that meet specific business requirements, along with a continued simplification of its operating model, by further evolving the engineering processes of the relevant product/model platforms, as well as, by leveraging the Group’s global footprint, identifying the most suitable production allocation to efficiently serve such customers.

In order to enhance efficiency and flexibility, as well as better serve wholesale mass distributors (“Mass Merchants”), in December 2019, we started an outsourcing program in Vietnam intended to supply an increasing portion of Mass Merchants in North America. In 2025, the Group opened a new proprietary facility in Vietnam to serve the Indian market and the American wholesale free market. This program represents an opportunity not only for the unbranded business, but also for the branded business, with specific reference to Natuzzi Editions, specifically addressing the wholesale distribution channel.

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

On March 25, 2025, Natuzzi Americas, a wholly-owned U.S. subsidiary of the Company, entered into a sale and purchase agreement with The Steel Vessel Corporation, a Delaware corporation affiliated with the Company’s majority shareholder, pursuant to which Natuzzi Americas transferred the ownership of the property located in High Point, North Carolina, USA (including, without limitation, the land, all buildings, structures and improvements thereon, all rights, privileges and easements appurtenant thereto, all mechanical systems, business records, advertisements and equipment, and other related intangible assets) to The Steel Vessel Corporation, for a total consideration of U.S.$12.1 million (€11.6 million). A preliminary agreement was entered into between the same parties on October 17, 2024, pursuant to which U.S.$3.8 million (€3.5 million) was deposited by The Steel Vessel Corporation with Natuzzi Americas as earnest money. The remaining balance of U.S.$8.3 million (€8.1 million) was collected by Natuzzi Americas on March 25, 2025. Subsequent to the sale of the High Point property, on the same date of March 25, 2025, the same parties entered into a lease agreement pursuant to which The Steel Vessel Corporation, as lessor, leased the High Point property to Natuzzi Americas, as lessee. The lease has a term of 9 years and 9 months, expiring on December 31, 2034, and an annual rent of U.S.$0.7 million (€0.7 million). Natuzzi Americas will continue to sublease portions of the High Point building that it does not intend to use for the Group’s needs. See Notes 7, 45 and 46 to the Consolidated Financial Statements included in this Annual Report. A copy of the sale and purchase agreement and a copy of the lease agreement are attached as Exhibit 4.9 and Exhibit 4.10, respectively, to this Annual Report.

In November 2024, Italsofa Romania S.r.l., the Company’s wholly-owned Romanian subsidiary, entered into a preliminary agreement with a third-party for the sale of a plot of land located near our Romanian plant in Baia Mare for a total consideration of €2.8 million, of which €0.4 million was received as an advance payment. The sale was completed in June 2025, with the collection of the remaining balance of €2.4 million. See Note 7 to the Consolidated Financial Statements included in this Annual Report.

More recently, in November 2025, the Company entered into a preliminary agreement with a third-party for the transfer of a business unit comprising six photovoltaic plants. The transfer was completed on January 29, 2026 and, on the closing date, the Company received a total consideration of €7.1 million. See Note 46 to the Consolidated Financial Statements included in this Annual Report. A copy of the transfer agreement is attached as Exhibit 4.11 to this Annual Report.

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

In 2023, we established the Global Retail Division, dedicated to modernizing and professionalizing our retail approach by developing tools to support our regions and dealers in enhancing retail performance and elevating in-store customer experience. We standardized all retail-related KPIs to accelerate the diagnosis of areas requiring immediate intervention to foster organic growth. Leveraging the experience gained in our direct stores, we now offer franchising partners turn-key retail programs, including IT systems, training, and guidelines on store layout, merchandising, and visuals. Moreover, in 2025, we achieved a wider implementation of certain retail tools, aimed at ensuring a standardized shopping experience for our customers and gaining better control over all KPIs related to the retail business. Specifically, more than 150 stores are now equipped with a traffic counter system and the vast majority of our network is properly implementing the latest release of the order management system, which provides proper visibility into the most relevant KPIs to make informed business decisions. Additionally, the 3D room configurator (Floor Planner) was first rolled out across our entire DOS network in 2024 and further expanded to more than 200 dealer stores in 2025. A new release of the Natuzzi Editions store concept was also introduced during the year, with the first store opening in London shortly before year-end 2025.

Specifically, in order to implement its retail business model, the Group’s Global Retail Division carries out various cross-functional activities, such as: i) analyzing the performance of the Group’s DOS to identify possible issues and implement specific action plans in collaboration with the regional commercial managers; ii) defining the Group’s retail merchandising platform to support the merchandising team in identifying the right product mix by store cluster and consumer target; iii) defining the Group’s retail customer-experience guidelines, including sales ceremonies and in-store communication, in line with the Natuzzi brand’s commercial strategies; iv) defining training content aimed at improving the performance of sales staff, their product knowledge and store management; v) developing the trade business in collaboration with the Trade & Contract division, through the implementation of procedures and initiatives aimed at attracting trade professionals, such as architects and interior designers; vi) defining guidelines and tools for managing the process of opening new Natuzzi stores; vii) promoting store concept evolution within the existing network.

During 2025, 10 Natuzzi Italia stores were opened, of which 6 in China and 1 in each of Slovakia, South Africa, South Korea and Thailand.

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

During 2025, 37 Natuzzi Editions stores were opened (of which 28 in China, 2 in Brazil, and 1 in each of Nigeria, Cyprus, Czech Republic, USA, Guatemala, Taiwan and the United Kingdom), in addition to 2 Divani&Divani by Natuzzi stores opened in Italy.

Product Diversification and Innovation — The Group has continued to collaborate with the most outstanding international designers to launch the new 2025 Natuzzi Italia Comfortness collection and further enrich The Circle of Harmony collection. The Circle of Harmony project, launched in 2018, aims at creating a physical and virtual community wherein artists, architects, and designers converge to imagine and create Natuzzi Italia’s stylistic evolution, using the brand’s history and heritage as milestones for this purpose. This creative contamination fosters creative synergy, yielding innovative reinterpretations of the Natuzzi DNA manifested in contemporary interior design solutions tailored for a global audience seeking an immersive Mediterranean lifestyle experience.

The Comfortness collection revolves around the concept of comfort. Here, comfort is interpreted as a lifestyle, an intimate and personal aspect that serves as a conduit for strength and well-being, essential for transforming moments dedicated to self-care and relaxation into precious interludes. This latest concept introduces a new paradigm that is central to improving the quality of life as it aims to combine comfort with design, beauty with functionality.

The Group has also launched three new product collections for the Natuzzi Editions brand: Feelwell, Dolcevita and Neo Heritage. The Feelwell collection introduces a new vision of comfort to the Natuzzi Editions brand, offering consumers an approach to relaxation that combines physical comfort with overall wellbeing through innovative product solutions. The Dolcevita collection introduces an innovative approach to motion products, applying motion technology to new designs aimed at a younger target. The Neo Heritage collection offers a modern reinterpretation of classic designs, tapping into the growing trend of the rediscovery of vintage products.

The Group believes that a wider offer of collections will strengthen its relationships with the world’s leading distribution chains, which are interested in offering branded solutions. The Group has also continued to invest in the Natuzzi’s style center in Santeramo in Colle, Italy (the “Style Center”), which serves as a creative hub for the Group’s design activities and is at the core of the Company’s integrated value chain, a key differentiator for Natuzzi. Through the integrated value chain, the Company directly controls every step of the process, from product design and manufacturing to delivery at the customer’s home: a distinctive approach to creating value and ensure the quality of home living solutions.

Manufacturing

As of the date of this Annual Report, our manufacturing facilities are located in Italy, China, Romania, Brazil and, from 2025, Vietnam. In addition, since December 2019, the Group has used outsourcing programs in Vietnam.

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

In particular, as part of such process, in 2023 we downsized our Chinese manufacturing plant located in Shanghai, leading to a further reduction in the number of workers. Following the downsizing, our Shanghai plant mainly served the Chinese market with regard to our Natuzzi Editions branded products, whereas production for the North American and Rest of APAC markets was gradually shifted from the Shanghai plant to the plant located in Quanjiao - County - Anhui province, established in 2022. The Quanjiao plant was meant to gradually absorb part of the production capacity of the Shanghai plant, allowing for a significant reduction in manufacturing costs. In October 2024, the Group completed the closure of its Shanghai facility. As a result, the Quanjiao plant now exclusively serves both the Chinese and broader Asia-Pacific markets, while the Natuzzi Editions production for the United States has been transferred to the European facilities as of November 2024.

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

In the second half of 2024, the Group shifted the production serving the U.S. market from its Chinese operations to its European industrial hub as part of a broader medium-term industrial plan aimed at optimizing the Group’s industrial footprint, improving the capacity utilization across underutilized European manufacturing facilities, particularly in Italy, and mitigating the overall impact of import tariffs. However, the subsequent imposition by the U.S. administration of trade tariffs on products manufactured in Europe, including in Italy and Romania, has largely offset the expected savings from this production shift.

As a result of this strategic production shift from the Group’s Asian to its European factories, our total operations in China represented 8% of the Group’s total consolidated upholstered revenue in 2025, decreasing from 22% in 2024. Conversely, our total operations in Italy represented 61% of the Group’s total consolidated upholstered revenue in 2025, compared to 46% in 2024, whereas Romania was substantially stable at 22% of the Group’s total consolidated upholstered revenue in both 2025 and 2024.

In addition, within the revision of its industrial footprint in Asia, the Group continued in 2025 to leverage its strategic partnerships with two key outsourcing partners in Vietnam, which represent a critical competitive advantage in the U.S. free market, combining cost efficiency and production flexibility. In addition, in 2025, the Group opened a new proprietary facility in Vietnam, intended to serve the Indian market and the U.S. wholesale free market channel.

Our five Italian plants dedicated to the production of upholstered products and three Italian warehouses are located either at or within 25 kilometers from Santeramo in Colle, where the Group’s headquarters are located. Collectively, these facilities extend over almost 160,000 square meters. As of December 31, 2025, these facilities employed 1,367 workers, the majority of whom were subject to layoff programs. See “Item 6. Directors, Senior Managers and Employees—Employees.” With the exception of the South American market, the Italian plants are the exclusive producers of Natuzzi Italia and Divani&Divani by Natuzzi products. In 2025, these plants generated 61% of the Group’s total consolidated upholstery revenue, compared to 46% in 2024, mainly due to increased production of Natuzzi Editions products, as described above. In 2023, three Italian plants were restructured according to the Factory 4.0 production model and, since 2024, the Group has continued to make investments in the remaining Italian factories according to such model. Further investments are planned on the warehousing system and related facilities, as well as the supply chain model. For additional information on the Factory 4.0 program, see “Item 4. Information on the Company—Innovation.”

We have one 22,000 square meter manufacturing facility located in Quanjiao - County - Anhui province, China, Natuzzi Quanjiao Limited, which is wholly indirectly controlled by the Company through Natuzzi China, became operational in 2022 and was expanded in 2024 as a result of the closure of the Shanghai facility. As of December 31, 2025, the Natuzzi Quanjiao Limited plant employed 201 workers. In 2025, our Chinese plants (including the Shanghai facility, which was operational until its closure in October 2024) produced about 8% of the Group’s total consolidated upholstered revenue, compared to 22% in 2024 as result of the above mentioned production shift in Europe.

Our Romanian plant is located in Baia Mare. Extending over 75,600 covered square meters, it has been in operation since 2003. As of December 31, 2025, it employed 614 people, of whom 510 were laborers. It produces Natuzzi Editions and unbranded products for the EMEAI market. In 2025, the Romanian plant produced about 22% of the Group’s total consolidated upholstered revenue, as in 2024.

Our Brazilian plant is located in Salvador De Bahia. Extending over 28,700 square meters, it has been in operation since 2000. As of December 31, 2025, our Brazilian plant employed 175 people, of whom 125 were laborers. Since the end of 2016, in addition to Natuzzi Editions and unbranded products, the Brazilian plant produces Natuzzi Italia branded products for the South American market.

Both the Romanian and Brazilian plants underwent targeted right-sizing and process optimization. These efforts enabled the sites to offset the impact of local inflationary pressures, including significant increases in minimum wage levels, ensuring continued cost control and production sustainability.

As of December 31, 2025, the Group had one additional plant in Italy, located in Udine (Natco S.p.A. (“Natco”)), extending over 21,000 square meters, and dedicated to the production of leather. As of December 31, 2025, this facility employed 102 people, of whom 85 were laborers.

During 2025, the Company further consolidated the innovative production methods and technologies developed in 2023 and 2024, including the upgrade of Factory 4.0 program, coordinated by a planning and management information system that integrates our suppliers into an extended supply chain. Moreover, we developed a set of KPI to deeply monitor production performances, as well as an enhanced quality control system. For additional information on the Factory 4.0 program, see “Item 4. Information on the Company—Innovation.”

Raw Materials — The principal raw materials used in the manufacture of the Group’s products are hides (mainly cattle hides), fabrics, polyurethane foam, polyester fiber and wood. In 2025, the total cost of raw materials used in the manufacture of the Group’s products decreased in the first part of the year but rose slightly in the last quarter. We observed a sustained easing in input cost pressures, with a downward trend in leather and other key raw materials—including mechanical and electrical components, wood, and polyurethane foam—during the first half of 2025, compared to 2024 levels. However, in the last quarter of 2025, this trend partially reversed, with input costs increasing across both raw materials and chemical components. The chemical components of polyurethane foam are petroleum-based commodities and, as such, their prices are subject to, among other factors, fluctuations in crude oil prices. More recently, escalating geopolitical tensions in the Middle East region, and the resulting disruption of traffic through the Strait of Hormuz, have significantly impacted global energy and petrochemical supply chains. This has led to a sharp increase in petrochemical-related input costs, with certain categories experiencing price rises of up to approximately 45% since early March 2025, reflecting heightened supply constraints and elevated oil price volatility.

The Group purchases hides from slaughterhouses and tanneries located primarily in Brazil, Germany, India and other South American and European countries. The hides purchased by the Group are divided into several categories. The lowest category hides are mainly purchased in South America and India. The middle category hides are purchased in Europe or South America and the highest quality hides are purchased in Italy and France.

The supply of cattle hides is principally dependent upon beef consumption, rather than demand for leather.

The prices for cattle hides decreased at the beginning of 2025 and remained stable for the rest of 2025. As the current situation remains uncertain, and due to the volatile nature of the hides market, there can be no assurance that current prices will remain stable. Indeed, given the current inflationary pressure, exchange rate volatility, the uncertainties surrounding the developments of the war in Ukraine, the Israel-Hamas conflict, the related conflicts in the Middle East and any potential escalation thereof, the potential imposition of new tariffs and other trade barriers by the new U.S. presidential administration, we expect that such prices could trend upward and that raw material supply can be difficult starting from the second quarter of 2026. See “Item 3. Key Information—Uncertain global macro-economic and political conditions, as well as trading policies and tariffs, could materially adversely affect our business, operations and economic and financial position”, “Item 3. Key Information—Risk Factors— Increases in raw material, transportation and labor costs could have a material adverse effect on our results of operations.”

The Group also purchases fabrics and microfibers to be used in coverings. Most of the fabrics are purchased in Italy from a dozen of suppliers which provide the finished product. Microfibers are purchased from suppliers in China, Spain and Italy. Fabrics and microfibers are generally purchased weekly from suppliers based on purchase orders specifying the quantity (in linear meters) and the delivery date. In 2025, the price for fabrics and microfibers decreased compared to 2024.

In 2025, wood prices slightly decreased compared to 2024. It is the Company’s practice to address any possible fluctuations by diversifying the portfolio of wood suppliers. See “Item 3. Key Information—Risk Factors—Increases in raw material, transportation and labor costs could have a material adverse effect on our results of operations.”

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

In 2025, the Group continued to revise its supply chain processes and planning systems, such as the material requirements planning (MRP) system, which determines what raw materials, components and semifinished goods are needed during the production cycle, and when to assemble the finished goods, based on demand and the bill of materials.

As consumer expectations continue to evolve and supply chain complexity increases in a volatile global marketplace, the Company has determined that a more agile and technology-driven approach to operational planning is required. In this context, and as part of the Group’s broader digital transformation strategy, in 2025 the Company started a project with the support of ToolsGroup B.V., a third party advisory company, aimed at strengthening supply chain resilience, improving operational efficiency, and enhancing customer satisfaction across global markets.

The collaboration focuses on the implementation of ToolsGroup’s SO99+ platform, an advanced supply chain planning solution that employs statistical demand forecasting, seasonality analysis, and inventory optimization capabilities. The platform provides planners with real-time visibility and data-driven insights, enabling more accurate demand anticipation, optimized inventory allocation, and faster, more informed decision-making. By automating certain previously manual planning activities, the Company expects to increase operational agility, reduce supply chain risks, and ensure more consistent service levels throughout its international operations.

Through this initiative, the Company is pursuing four primary operational objectives: i) optimizing inventory levels across its distribution network; ii) improving service levels and product availability for customers; iii) increasing automation in planning and forecasting processes; and iv) enhancing end-to-end visibility across the supply chain ecosystem. These efforts are intended to transition the Company’s supply chain management approach from a reactive model to a more proactive and predictive framework, enabling potential disruptions to be anticipated and mitigated in advance.

Management considers this initiative a key component of the Company’s ongoing modernization of its operational infrastructure. The implementation of advanced planning technologies is expected to support the Group’s long-term strategy of combining design excellence with operational efficiency, while reinforcing its commitment to innovation and customer experience.

The Company has also established a “control tower” providing full end-to-end supply chain visibility, enabling management to analyze and proactively respond to potential demand fluctuations while ensuring the availability of production inputs and reducing waste.

This supply chain approach enables management to leverage automation and ensure that work is allocated and processed effectively across the organization, thereby allowing the Group to better adapt its business to supply chain challenges, market volatility, and rising costs, with the ultimate goal of improving working capital management.

The Company remains focused on improving service levels and on-time delivery on a global basis.

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

Load Optimization and Transportation — The Group delivers goods to customers via common carriers. Goods destined for the Americas and other markets outside Europe are transported by sea in 40-foot high cube and 20-foot containers, while those produced for the European market are generally delivered by truck or rail. In 2025, the Group shipped 2,478 containers overseas and 3,156 fully loaded mega-trailers trucks.

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

New models are the result of a constant information flow from the market, in which preferences are analyzed, interpreted and turned into a brief for designers in terms of style, function and price point. Designers draw the sketches of new products in accordance with the guidelines they are provided and, through collaboration with the prototype department, approximately 80 new sofa models are generally introduced each year. The diversity of customer tastes and preferences, as well as the Group’s inclination to offer new solutions, results in the development of products that are increasingly personalized. 61 highly qualified employees conduct the Group’s R&D efforts from its headquarters in Santeramo in Colle, Italy.

The Group’s wide range of products includes a comprehensive collection of sofas and armchairs with particular styles, coverings and functions, with more than two million combinations.

•
The Natuzzi Italia collection stands out for its choice of high-quality materials and finishes, as well as for the creativity and details of its design. As of March 31, 2026, this product line offered 65 models of sofas, 33 armchairs and 10 beds offered in a wide range of covers and colors. This collection also includes a selection of additional furniture pieces (such as wall units, coffee tables, tables, chairs, lamps and carpets) and accessories (including vases, mirrors, magazines racks, trays and decorative objects) to offer a complete suite of furnishings and with the aim of enabling the Group to develop a “lifestyle” brand.
•
The Natuzzi Editions and the Divani&Divani by Natuzzi collection consisted of 122 models of sofas, 34 armchairs and 13 beds as of March 31, 2026. This vast range of models covers all styles from casual/contemporary to more traditional, suitable for all markets from Europe to Americas to Asia. This collection focuses on leather and offers 9 leather types available in 87 colors. In addition, a collection of 15 fabric articles available in 115 colors was added to the line.
•
The unbranded collection consisted of 60 models as of March 31, 2026, including exclusive models for key accounts. The products are mainly offered in top grain leather, but are also available in a bonded leather.

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

In addition, in 2025 the Company received again the Responsibility Award, previously obtained in 2024. The Responsibility Award is issued by Bureau Veritas and recognizes Natuzzi’s commitment to the responsible management of the three pillars of corporate management: Quality, Environment, and Corporate Social Responsibility.

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

The Company pays particular attention to the comfort of its products and its certification. The evaluation process is based on an ergonomic-principle conformity check (gap analysis), which includes the performance of several tests selected according to types of evaluation required and performed in the corresponding ergonomic reference areas. The Company performs several types of ergonomic evaluations, including tests performed or supervised by experts (certified European ergonomists), CAD 3D virtual seat evaluations and simulations, and tests with real users selected to represent the categories of end users (e.g., through biomechanical analysis, usability/distraction tests, interviews, focus groups). Based on the specific product type and request, users are asked to interact with the tested products by performing representative tasks of a physical (biomechanical interaction) or cognitive nature (cognitive ergonomics). Such evaluations are carried out to determine the compliance of the products with the ergonomic principles and requirements established by the sector technical standards, and may result in an ergonomic certification. This new evaluation process has allowed to achieve the highest certification, Human Centered Design: Product & Organization according to (ISO 92141-210) and (ISO 9241-220).

Starting from 2023, Natuzzi participated in the Made in Italy Circolare e Sostenibile consortium (“MICS”). MICS is a partnership between universities, research centers, and enterprises financed by MUR - Ministero dell’Università e della Ricerca with funds provided by the European Union under the NextGenerationEU (PNRR) program. MICS connects businesses and research in the public and private sectors, creating a unique unity of purpose. Presently, three key sectors of the Italian industrial scenario are involved, namely fashion, furniture, and factory automation. By dividing research into eight thematic areas, referred to as “Spokes”, MICS is at the forefront of addressing challenges to Italy’s design, production, and consumption models, as well as to end-of-life materials, products, production technologies, and processes necessary for transitioning to greener and more circular pathways and patterns. Through this partnership, Natuzzi aims to enhance its sustainability practices, from product design through the entire order-to-delivery and fulfillment process.

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

Natuzzi continues to invest in technological and process innovation, with a focus on efficiency, quality and digital transformation. These investments reflect the Group’s broader commitment to sustainable industrial development and are in line with its strategy, particularly in the areas of supply chain and operational resilience. Throughout 2025, significant progress was made in the deployment of Industry 4.0 technologies across the Group’s Italian manufacturing footprint. As of the date of this Annual Report, most of the Italian operating factories have been fully migrated to the proprietary Factory 4.0 model.

Natuzzi Group remains focused on improving operational quality through cost optimization and the reduction of customer complaints. Building on this trend, the Group intends to launch a structured quality optimization program in 2026. Grounded in Six Sigma principles—which is a data-driven methodology designed to eliminate defects and reduce variability in manufacturing and business processes—this initiative is intended to refine internal processes and sustain the Group’s continuous quality improvement trajectory.

R&D expenses, which include labor costs for the R&D department, design and modeling consultancy expenses and other costs related to the R&D department, were €3.8 million in 2025, €3.4 million in 2024 and €3.8 million in 2023.

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

In 2025, the Natuzzi Editions brand continued its transition to become a retail brand by expanding partnerships and improving the quality of distribution through mono-brand stores and galleries that represent the Group’s lifestyle concept.

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

Retail Development

The Group is still focused on expanding its retail distribution network internationally in its most important markets, by opening new stores and closing/relocating those stores that have not met the expected revenue goals.

During 2025, 10 Natuzzi Italia stores were opened, of which 6 in China, and 1 in each of Slovakia, South Africa, South Korea and Thailand.

During 2025, 37 Natuzzi Editions stores were opened (of which 28 in China, 2 in Brazil, and 1 in each of Nigeria, Cyprus, Czech Republic, USA, Guatemala, Taiwan and the United Kingdom), in addition to 2 Divani&Divani by Natuzzi stores opened in Italy.

The expansion of the network will continue in 2026, mainly through dealership agreements within the most relevant geographies, namely China, Europe and Emerging Markets. We plan to open approximately 50 Natuzzi franchises worldwide in 2026, of which 20 in China, 3 in the UK, 2 in each of Brazil, Cameroon, Egypt, Italy, Portugal, Saudi Arabia and South Africa, and the remaining in various Countries.

Markets

The Group markets its products internationally and in Italy. Historically, the distribution of the Group’s products has been through the wholesale channel, which still represents a significant portion of our entire business.

The Group continues in its effort to expand its retail distribution through Natuzzi mono-brand stores, both directly operated and franchises. In 2025, retail sales accounted for 65.1% of our consolidated upholstered and home furnishings revenue, compared to 64.8% in 2024.

The following tables show the number of Group stores (both directly operated and franchises) as of December 31, 2025 according to our principal geographic areas.

STORES		Natuzzi Italia	Natuzzi Editions	Divani&Divani by Natuzzi	TOTAL
Americas(1)	United States and Canada	22	11	—	33
	Other Americas	14	54	—	68
	Total Americas	36	65	—	101
EMEAI	West & South Europe (excluding Italy)	23	19	—	42
	Italy	2	—	79	81
	Middle East, Africa and India	25	9	—	34
	Other EMEAI	27	18	—	45
	Total EMEAI	77	46	79	202
Asia-Pacific	China (2)	60	176	—	236
	Other Asia-Pacific	16	9	—	25
	Total Asia-Pacific	76	185	—	261
TOTAL		189	296	79	564

(1)
Includes the United States, Canada, Central and South America (including Brazil) (collectively, the “Americas”).
(2)
Includes 15 Natuzzi stores directly operated by Natuzzi Trading (Shanghai) Co., Ltd., which is 49% owned by the Company, following the agreement with the Kuka group. See “3. Asia-Pacific Region” below.

In addition to the stores indicated in the above table, as of December 31, 2025, there were 3 Natuzzi Italia and 9 Natuzzi Editions concessions (galleries or store-in-store points of sale), all directly managed by the Company’s Mexican subsidiary.

The following tables show the Group’s consolidated revenue of upholstery furniture, beds and home furnishing accessories, broken down by geographic market and branded/unbranded business for each of the years indicated therein and in thousands of Euro.

	2025		2024		2023
Americas(1)	118,028	39.5%	125,063	40.3%	122,820	38.4%
Natuzzi brand(2)	109,416	36.6%	111,191	35.8%	109,894	34.4%
Unbranded	8,612	2.9%	13,872	4.5%	12,926	4.0%
EMEAI	142,501	47.7%	144,777	46.6%	150,789	47.1%
Natuzzi brand(2)	136,801	45.8%	137,366	44.2%	141,413	44.2%
Unbranded	5,700	1.9%	7,411	2.4%	9,376	2.9%
Asia-Pacific	38,130	12.8%	40,702	13.1%	46,228	14.5%
Natuzzi brand(2)	37,315	12.5%	39,346	12.7%	44,615	13.9%
Unbranded	815	0.3%	1,356	0.4%	1,613	0.5%
Total	298,659	100.0%	310,542	100.0%	319,837	100.0%

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

The following tables show the number of upholstered seats sold broken down by geographic market and branded/unbranded business for each of the years indicated therein:

	2025		2024		2023
Americas(1)	173,995	32.4%	196,210	34.0%	205,183	32.2%
Natuzzi brand(2)	138,403	25.8%	145,866	25.3%	155,797	24.5%
Unbranded	35,592	6.6%	50,345	8.7%	49,386	7.8%
EMEAI	279,385	52.1%	296,240	51.4%	327,494	51.4%
Natuzzi brand(2)	251,593	46.9%	260,372	45.2%	283,635	44.6%
Unbranded	27,791	5.2%	35,868	6.2%	43,859	6.9%
Asia-Pacific	83,274	15.5%	84,129	14.6%	103,978	16.3%
Natuzzi brand(2)	79,413	14.8%	78,272	13.6%	96,760	15.2%
Unbranded	3,861	0.7%	5,857	1.0%	7,218	1.1%
Total	536,653	100.0%	576,579	100.0%	636,655	100.0%

(1)
Includes the United States, Canada, Central and South America (including Brazil).
(2)
The “Natuzzi” brand includes the following three lines of product: Natuzzi Italia, Natuzzi Editions and Divani&Divani by Natuzzi.

In 2025, net sales of upholstered sofas, beds and home furnishings (“main business”) amounted to €298.7 million, a decrease of 3.8% compared to 2024, as a result of a 1.5% decrease in Natuzzi branded sales and a 33.2% decrease in net sales of unbranded products.

The Group’s performance also during 2025 was impacted by ongoing macroeconomic, geopolitical, and industry-specific challenges, that continued to dampen consumer spending capacity and delay purchases of durable goods.

More broadly, in recent years, the Group’s sales performance across all major regions and brands has been adversely impacted by ongoing macroeconomic and industry-specific challenges. Persistent geopolitical uncertainty, weak consumer sentiment and rising inflationary pressures have eroded disposable incomes, leading consumers to delay or reduce spending on home investments. This also led to increased price sensitivity, resulting in a shift in demand towards more affordable products. See “Item 3. Key Information-Risk Factors—Uncertain global macro-economic and political conditions, as well as trading policies and tariffs, could materially adversely affect our business, operations and economic and financial position.” As a result, in 2025, the Group’s sales overall decreased compared to both 2024 and 2023.

The Group’s strategy is to increase the portion of revenue represented by the Natuzzi branded sales, mainly through the expansion of its retail network in priority markets, such as the U.S., China and Europe, primarily the UK and Italy, and, at the same time, to focus on selected large accounts selling unbranded products to serve them with a more efficient go-to-market model.

For additional information on the results of our operations in 2025 as compared to 2024, see “Item 5. Results of Operations.”

1. The Americas

In 2025, net sales of leather and fabric-upholstered furniture, beds and home furnishings in the U.S. and the rest of the Americas (including Brazil) were €118.0 million, down 5.7% compared to 2024, and the number of seats sold decreased by 11.3% to 173,995 in 2025, compared to 2024. In 2025, net sales of our Natuzzi branded products were €109.4 million, down 1.6% compared to 2024, and net sales of unbranded products were €8.6 million, down 38.1% compared to the prior year, as the unbranded part of the business is no longer strategic.

Net sales in the Americas were affected by the weak performance of both the retail network and the wholesale channel. With respect to the retail segment, the Company continues to invest in product innovation, design and marketing to enhance the customer experience and drive new business opportunities, including through the Trade & Contract division. The Company also remains firmly committed to developing new projects and collections and engaging in promotional events—including international trade fairs and design shows, Natuzzi Congresses and targeted initiatives with real estate developers and designers—to consolidate the Natuzzi brand’s positioning and support commercial performance. The wholesale channel likewise remains a strategic priority in several geographies, including the U.S. To support this focus, at the beginning of 2025, we introduced the ‘Re-Imagined Gallery Concept’, first presented in the last quarter of 2024, which is designed to provide a practical setting for sales associates to engage with customers, narrate the captivating Natuzzi story, present our collections, and support sales.

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

Since December 2019, in light of the tariffs imposed by the U.S. on goods imported from China, the Company has started outsourcing part of its unbranded production in Vietnam for some key accounts in the U.S. In addition, the Group is leveraging its global footprint to mitigate the negative effects from customs duties imposed by Canadian authorities. See “—Manufacturing.” In addition, since the beginning of the new U.S. presidential election, the Group is also constantly monitoring any development regarding the imposition by the U.S. administration of new or increased import tariffs or other similar trade restrictions on goods imported from foreign countries, including Vietnam.

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

Natuzzi Americas maintains offices in High Point, North Carolina and provides the Company with agency services. The staff at High Point provides customer service, trademarks and products promotions, credit collection assistance, and generally acts as the customers contact for the Group. As of December 31, 2025, Natuzzi Americas employed a total of 74 persons, of which 47 employees, in addition to 12 independent sales representatives.

Our commercial activities in Brazil and South America are overseen from our Salvador de Bahia facility. The Group’s commercial structure for the South American region has been reinforced over the years by an increase in personnel, from 12 representatives in 2012 to 23 as of the end of 2025. 2025 net sales in Brazil were €10.8 million, from €13.5 million in 2024. As a result of the focus to the Brazilian and more generally South American high-end consumer market, the Group currently distributes a Natuzzi Italia “made in Brazil” collection, entirely manufactured in Brazil and exclusively dedicated to the South American market.

In 2016, the Group acquired seven Natuzzi Italia stores all located in Florida. In December 2016, the Company established a new trading subsidiary located in Mexico, Natmx S.de.R.L.de.C.V. (“NATMX”). In January 2017, NATMX signed an agreement with the owners of Muebleria Standard. Under the agreement, NATMX acquired the three existing Natuzzi Italia stores located in Mexico City-Altavista, Guadalajara and Monterrey. In addition to the directly operated stores, as of December 31, 2025, NATMX sells our products in Mexico through 12 directly managed concessions (three under the Natuzzi Italia brand and nine under the Natuzzi Editions brand) in Palacio de Hierro, a high-end retailer having shopping malls in excellent locations throughout Mexico.

In June 2017, the Company opened its new North American retail store in West Palm Beach, Florida, which was closed in February 2026 as part of our strategy to improve the quality of our network. During 2018, the Company opened four new directly operated stores in the U.S., namely one in Chicago, one in Los Angeles-Costa Mesa, one in Paramus – New Jersey and one in Philadelphia (within the King of Prussia Mall). In 2019, one Natuzzi Italia store was opened in the Sarasota and the Fort Lauderdale store, initially opened in 2016, was relocated. In 2022, three new Natuzzi Editions stores were opened, of which one in Kennessaw, Georgia, operated directly by the Group, and two Natuzzi Editions stores, in South Lake and Dallas, Texas, managed in joint venture with a local partner. In 2023, six Natuzzi Italia stores were opened, and, specifically five DOS in San Diego, Manhasset, Houston, Miami and Atlanta, and one franchise in Forth Worth, as well as one Natuzzi Editions DOS in Frisco, Texas, operated in joint venture with a local partner. In 2024, one Natuzzi Italia DOS was opened in Denver. These store openings are part of the strategy announced in 2016 to open Company-managed stores in high traffic and prime retail locations, showcasing the new store design, merchandising concept and overall Natuzzi consumer experience.

As of December 31, 2025, there were 20 Natuzzi Italia stores in the Americas (18 in the U.S. and two in Mexico) and one Natuzzi Editions store in the U.S. directly managed by the Group, in addition to three Natuzzi Editions stores in the U.S. managed in joint venture with a local partner.

As of the same date, there were also 16 Natuzzi Italia stores operating in the Americas that are owned by local franchisees (six in Brazil, three in the U.S., two in Venezuela, one in each of Argentina, Bolivia, Canada, Panama and Paraguay). Furthermore, as of the same date, there were 61 Natuzzi Editions franchise stores, of which 44 were located in Brazil, seven in the U.S., two in each of Colombia, Ecuador and Uruguay, and one in each of Argentina, Guatemala, Perù and Venezuela.

2. EMEAI

In 2025, net sales of leather and fabric-upholstered furniture and beds as well as home furnishings in Europe (including Italy), the Middle East, Africa and India (collectively, “EMEAI”) were €142.5 million, down 1.6% compared to 2024, with the number of seats decreasing by 5.7% to 279,385 in 2025. Natuzzi branded sales amounted to a total of €136.8 million in 2025 (down 0.4% from 2024), and unbranded products net sales decreased by 23.0% to €5.7 million.

2a) West & South Europe (excluding Italy). The Group sells its products in West & South Europe (outside Italy) mainly through stores (franchises or directly operated stores). As of December 31, 2025, 42 stores were operating in Europe: 23 were under the Natuzzi Italia name (eight in the UK, seven in Spain, two in each of the Netherlands, Portugal and Switzerland, and one in each of Austria and France). As of the same date, there were 19 Natuzzi Editions stores of which 15 located in the UK, two in Spain, and one in each of Austria and Ireland. Of these stores, as of December 31, 2025, the Group directly owned 14, of which 12 were operated under the Natuzzi Italia name (seven in Spain, two in each of the UK and Switzerland and one in France) and two were operated under the Natuzzi Editions name, all in the UK.

2b) Italy. Since 1990, the Group has sold its upholstered products in Italy principally through the Divani&Divani by Natuzzi franchise network of furniture stores. As of December 31, 2025, there were 79 Divani&Divani by Natuzzi stores (of which 12 directly operated by the Company), and two Natuzzi Italia stores, all directly operated by the Company.

2c) Middle East, Africa and India. As of December 31, 2025, the Group had a total of 25 Natuzzi Italia stores in the Middle East, Africa and India: five in Israel, three in each of India and United Arab Emirates, and one in each of Algeria, Bahrain, Bangladesh, Egypt, Iraq, Ivory Coast, Kuwait, Lebanon, Pakistan, Qatar, Saudi Arabia, Senegal, South Africa and Tunisia. In addition, there were nine Natuzzi Editions franchise stores: three Natuzzi Editions stores were operating in Egypt, two in the United Arab Emirates and one in each of Israel, Kuwait, Nigeria and Senegal.

2d) Other EMEAI. As of December 31, 2025, 45 stores were operating in the remaining part of EMEAI: 27 were under the Natuzzi Italia name (five in Russia, three in each of Czech Republic and Turkey, two in Ukraine, and one in each of Azerbaijan, Bosnia, Bulgaria, Croatia, Cyprus, Greece, Hungary, Malta, Poland, Romania, Serbia, Slovakia, Slovenia and Uzbekistan). As of the same date, there were 18 Natuzzi Editions of which four in the Czech Republic, three in Slovakia, two in each of Croatia and Romania, and one in each of Bosnia, Cyprus, Hungary, Malta, Poland, Serbia and Ukraine.

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

3. Asia-Pacific Region

In 2025, net sales of leather and fabric-upholstered furniture and beds as well as home furnishings in the Asia-Pacific region were €38.1 million, down 6.3% from 2024, and the number of seats sold decreased by 1.0% to 83,274 in 2025. In 2025, Natuzzi branded sales decreased by 5.1% to €37.3 million, and unbranded sales decreased by 40.3% to €0.8 million compared to 2024.

The general strategy for the Natuzzi brand in the Asia-Pacific region is to further expand its store network. In China in particular, the Group is prioritizing the quality of its retail presence and the market positioning of its two principal brands. With respect to Natuzzi Editions, the Company is streamlining its network by applying more selective partnership criteria and upgrading existing stores. To support growth, the Group is also expanding its digital presence through a partnership with JD.com, one of China’s leading e-commerce platforms, launched in March 2026, while transitioning from traditional trade fairs to a series of regional events designed to strengthen engagement with local customers. With respect to Natuzzi Italia, the focus remains on reinforcing its premium market positioning through strategic collaborations—including the planned opening of a flagship store in Beijing in July 2026—and cross-industry co-branding initiatives, particularly in the automotive sector, alongside the continued development of digital channels. The Company expects to open approximately 20 franchise-operated Natuzzi stores in 2026.

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

As of December 31, 2025, there were 76 Natuzzi Italia stores operating in the Asia-Pacific market: 58 in China (of which nine directly operated by the joint venture in China), five in Taiwan, four in Australia, two in each of Hong Kong, South Korea and Thailand , and one in each of Indonesia, Philippines and Vietnam. In addition, as of the same date, there were 185 Natuzzi Editions stores, of which 175 located in China (including six directly operated by the joint venture in China), and three in Australia (of which two directly operated by the Group), two in Taiwan, and one in each of Hong Kong, South Korea, Philippines, Thailand and Vietnam. The Group also maintains galleries in the Asia-Pacific region under the Natuzzi Italia and Natuzzi Editions.

Customer Credit Management

The Group maintains an active credit management program. The Group evaluates the creditworthiness of its customers on a case-by-case basis according to each customer’s credit history and information available to the Group. Throughout the world, the Group utilizes “open terms” in 75% of its sales and obtains credit insurance for 100% of this amount; 11% of the Group’s sales are commonly made to customers on a “cash against documents” and “cash on delivery” basis; lastly, about 14% of the Group’s sales are supported by a “letter of credit” or “payment in advance and at sight”. See Note 33(C) to the Consolidated Financial Statements. In addition, the Group uses a Securitization Program as part of its liquidity management strategy, in the context of which the Company entered into the Securitization Program. The Securitization Program, which has been most recently amended on July 25, 2025 and January 14, 2026, allows the Group to assign eligible trade receivables on a revolving basis, retaining substantially all risks and rewards associated with such receivables on a pro-solvendo basis, in exchange for short-term funding. Following the

Securitization Program Amendments, the maximum aggregate amount of receivables under the Securitization Program has been reduced to €18.0 million, and the revolving period is currently scheduled to expire, absent early termination, no later than June 2026. See “Item 3. Key Information—Risk Factors—The Company uses a securitization program as part of its liquidity management strategy; any reduction in availability, increased restrictions or termination of such program could adversely affect the Company’s liquidity.”

The effective availability of funding under the Securitization Program depends on compliance with revised and more restrictive eligibility criteria and concentration limits, including, among other things, stricter requirements relating to the credit quality of eligible debtors, insurance coverage, individual debtor exposure limits, geographic and jurisdictional constraints, ageing thresholds, and the exclusion of receivables overdue beyond specified time limits. As a result, the volume of receivables that can be transferred at any given time may be materially lower than the contractual maximum amount, depending on the composition, credit quality and insurance coverage of the Group’s accounts receivable portfolio. Nevertheless, the Securitization Program continues to represent an important source of short-term liquidity for the Group.

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

In September 2015, the Company presented to the Italian Ministry of Enterprises and Made in Italy (Ministero delle Imprese e del Made in Italy, the “Ministry”) a €49.7 million investment program for industrial development consisting of six programs, including a research and development program and the upgrade of its Italian facilities located in the regions of Puglia and Basilicata. In 2015, the Company formally requested that the grant from the Ministry be €37.3 million from public incentives. On September 23, 2015, the Company entered into a formal agreement (the “Development Contract”) with the Ministry and the governments of Puglia and Basilicata reflecting this investment. On January 23, 2017, following its review of such program, the Ministry reduced the amount of investments from €49.7 million to €37.8 million, according to the following allocation: €27.6 million to upgrade the Italian plants located in Puglia and Basilicata and €10.2 million for innovation, research and development expenses. Consequently, grants from public incentives were reduced from €37.3 million to €26.9 million (€11.0 million as a capital grant and €15.9 million as subsidized loan). The Company began the planned investment activity in 2016. Specifically, it invested €5.0 million in 2016 and €2.0 million in 2017. In January 2018, the Ministry issued a decree for the Company to sign. Following the unfavorable judgement by the Labor Court of Bari, which required the Company to re-employ 166 workers, the Company decided not to sign the decree because it considered that the conditions set out in the decree, including the obligation not to fire workers for a 10-year period, were too onerous. On March 5, 2019, the Company presented to the Ministry of Economic Development an updated document concerning the Development Contract. In July 2019, the Ministry issued a decree which valued the Company’s investment program at €45.7 million, of which €33.9 million considered eligible for public incentives, and granted the Company: (i) a €4.3 million capital grant and a €12.7 million subsidized loan for the upgrade of the Italian facilities in Puglia and Basilicata and (ii) a €5.9 million capital grant and a €1.2 million subsidized loan for innovation, research and development expenses, for a total of €24.1 million in grants from public incentives. In December 2019, the Company received €7.2 million from the Ministry, equivalent to 30% of the total grants, of which €3.0 million as a capital grant and €4.2 million as a subsidized loan. By signing the decree, the Company undertook to carry out the research and development program and the upgrade of the Italian facilities in Puglia and Basilicata by December 31, 2020. On July 31, 2020, the Company presented a first set of the expenditure documentation relating to such investment program. Following the COVID-19 outbreak, the Company requested an extension of the deadline to March 31, 2022 to complete the investments under the program.

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

The investment program—covering both industrial investments and research and development activities—was completed on April 14, 2025, when the Company formally notified the Ministry of the conclusion of the relevant activities. Following such notification, the Company initiated the final expenditure reporting process, which was completed in July 2025. Subsequently, the Ministry commenced its assessment of the amounts formally reported and, in March 2026, recognized and granted public incentives in connection with the industrial investments, consisting of a subsidized loan of €2.1 million and a capital grant of €0.6 million. With respect to the research and development activities, the Company is currently awaiting the Ministry’s formal recognition of the amounts to be granted, which the Company expects to be approximately €1.0 million.

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

Trademarks and Patents

The Group’s products are sold mainly under the Natuzzi Italia® and Natuzzi Editions® trademarks. These trademarks and certain other trademarks, such as Divani&Divani by Natuzzi® and Natuzzi Re-vive®, have been registered in all jurisdictions in which the Group has a commercial interest, such as Italy, the EU and elsewhere. To protect its investments in new product development, the Group has also undertaken the practice of registering certain new designs in most of the countries in which such designs are sold. As of the date of this Annual Report, the Group has approximately 1,000 certificates of design registrations referring to single and multiple applications for a total of 1,100 models (the same model may be registered in more than one country and/or jurisdiction, resulting in about 16,500 registrations related to 1,100 models in several countries) and two patents (registered and pending).

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

In addition, in 2025 the Company received again the Responsibility Award, previously obtained in 2024. The Responsibility Award is issued by Bureau Veritas and recognizes Natuzzi’s commitment to the responsible management of the three pillars of corporate management: Quality, Environment, and Corporate Social Responsibility.

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

Description of Properties

The location, approximate size and function of the principal physical properties used by the Group as of March 31, 2026 are set forth below:

Country	Location	Size (approximate square meters)	Function	Production Capacity per day	Unit of Measure
Italy	Santeramo in Colle (BA)	28,000	Headquarters, prototyping, showroom (owned)	N.A.	N.A.
Italy	Santeramo in Colle (BA)	2,000	Experimental laboratory: leather cutting, sewing, assembling wooden parts for frames, product assembly (owned)	55	Seats
Italy	Santeramo in Colle, Jesce (BA)	28,000	Sewing and product assembly (owned)	298	Seats
Italy	Matera La Martella	38,000	General warehouse of sofas and accessory furnishing (owned)	N.A.	N.A.
Italy	Matera, Jesce	12,500	Leather cutting, sewing, assembling wooden parts for frame, product assembly (owned)	180	Seats
Italy	Graviscella	8,000	Leather cutting, sewing, assembling wooden parts for frame, product assembly (owned)	122	Seats
Italy	Laterza (TA)	12,000	Leather and fabrics warehouse, leather and fabrics cutting (owned)	N.A.	N.A.
Italy	Laterza (TA)	10,500	Sewing, assembling wooden parts for frames, product assembly (owned)	184	Seats
Italy	Laterza (TA)	19,000	Semi-finished products and accessories warehouse (owned)	N.A.	N.A.
Italy	Pozzuolo del Friuli (UD)	21,000	Leather dyeing and finishing (owned)	11,000	Square Meters
U.S.A.	High Point, North Carolina	10,000	Office and showroom for Natuzzi Americas (leased) *	N.A.	N.A.
Romania	Baia Mare	75,600	Leather cutting, product assembly, manufacturing of wooden frames, polyurethane foam shaping, fiberfill production and wood and wooden product manufacturing (owned)	850	Seats
China	Quanjiao County – Anhui province	22,000	Sewing and product assembly, manufacturing of wooden frames, polyurethane foam shaping, fiberfill production (leased)	286	Seats
Brazil	Salvador de Bahia – Bahia	28,700	Leather cutting, sewing and product assembly, manufacturing of wooden frames, polyurethane foam shaping, fiberfill production (owned)	108	Seats
Vietnam	Ho Chi Minh	5,000	Leather cutting, sewing, assembling wooden parts for frames, product assembly (leased)	60	Seats

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

Capital Expenditures

The following table sets forth the Group’s capital expenditures for the three-year period ended December 31, 2025:

	Year ending December 31,
	(millions of Euro)
	2025	2024	2023
Land and plants	0.1	0.4	0.4
Equipment	4.2	6.9	9.8
Intangible assets	1.2	4.1	1.0
Total	5.5	11.3	11.2

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

As of March 31, 2026, the Group spent €1.2 million on capital expenditures since January 1, 2026.

The Group expects that capital expenditures in 2026 will be around €2.6 million mainly related to the ordinary maintenance and upgrade of the Italian and foreign factories and are expected to be financed mainly through cash flow generated by operations, as well as through public incentives. For information on potential impacts of macro-economic and political conditions, see “Item 3. Key Information—Risk Factors—Uncertain global macro-economic and political conditions, as well as trading policies and tariffs, could materially adversely affect our business, operations and economic and financial position.”

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

The consolidated financial statements of Natuzzi S.p.A. as at and for the years ended December 31, 2025 and 2024 have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”), including interpretations issued by the IFRS Interpretations Committee (“IFRS IC”) applicable to companies reporting under IFRS.

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

The following tables show the reconciliation of Adjusted EBITDA to profit or loss for the years ended December 31, 2025, 2024 and 2023 (amounts in thousands of euro).

	2025	2024	2023
Profit/(loss) for the year	(30,592)	(15,382)	(16,162)
Income tax expense	1,036	684	1,090
Profit/(loss) before tax	(29,556)	(14,698)	(15,072)
Adjustments for:
- Addition (subtraction) of net finance income/(costs)	10,370	8,818	8,470
- Addition (subtraction) of share of profit/(loss) equity-method inv.	371	(389)	(2,897)
- Addition of depreciation	18,843	19,619	21,331
- Addition of amortisation	2,152	1,569	1,041
- Subtraction of government grants related to PPE	(1,408)	(1,455)	(1,648)
Adjusted EBITDA	772	13,464	11,225

In applying IFRS 16, in relation to the leases that were classified as operating leases, the Group recognizes depreciation and interest costs, instead of operating lease expense. In relation to those leases, the Group recognised €10.0 million of depreciation charges and €3.3 million of additional interest costs from leases in 2025 (€10.6 million and €3.8 million, respectively, in 2024; €12.0 million and €3.1 million, respectively, in 2023).

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

As of December 31, 2025, 2024 and 2023 our Net Financial Position was as reported in the following tables (amounts in thousands of euro):

	31/12/2025	31/12/2024	31/12/2023
Cash and cash equivalents	20,320	20,322	33,610
Bank overdrafts and short-term borrowings	(22,197)	(23,327)	(22,834)
Current portion of long-term borrowings	(7,251)	(4,532)	(5,200)
Non-current portion of long-term borrowings	(23,095)	(14,188)	(12,153)
Net Financial Position before lease liabilities, positive (negative)	(32,223)	(21,725)	(6,577)
Current portion of lease liabilities	(9,480)	(10,350)	(9,413)
Non-current portion of lease liabilities	(39,963)	(47,400)	(52,914)
Net Financial Position	(81,666)	(79,475)	(68,904)

In June 2024, Natuzzi Singapore granted a loan of U.S.$1.4 million to TTF, a minority shareholder of Natuzzi Singapore, for a 12-month term, renewable for an additional 12 months. The agreed interest rate was set at U.S.$1-Month Libor minus 0.25%, matching the interest rate Natuzzi Singapore would have obtained from a bank deposit. This loan has been renewed for an additional 12-month term. See Notes 17 and 45 to the Consolidated Financial Statements included in this Annual Report.

We believe our Net Financial Position provides useful information for investors because it gives evidence of our consolidated position either in terms of net indebtedness or net cash by measuring our capital resources based on cash and cash equivalents and the total level of our financial indebtedness.

Results of Operations

Summary — In 2025, similarly to 2024 and 2023, our results of operations were affected by persistent macroeconomic and industry-specific challenges, including high levels of inflation and interest rates, which resulted in a stagnant real estate market and affected clients’ disposable incomes, thus causing consumers to delay or decrease investments in their existing homes and making them more price conscious, resulting in a shift in demand to less expensive products. See “Item 3. Key Information—Risk Factors—Uncertain global macro-economic and political conditions, as well as trading policies and tariffs, could materially adversely affect our business, operations and economic and financial position.” These factors contributed to a continued decline in sales in 2025, affecting the Company’s ability to adequately absorb fixed costs.

The Company’s financial performance in 2025 was further impacted by structural challenges, particularly excess workforce capacity and high labor costs at its Italian operations. These difficulties were compounded by changes in global trade policies: the introduction of new tariffs by the U.S. administration in early 2025 on goods produced in China and Europe (including Italy) disrupted the commercial environment, as distributors and retailers prioritized inventory reduction over new orders, depressing sales volumes below expectations.

During 2025, the Company manufactured its products in line with its new industrial footprint, including the relocation of its Chinese operations from Shanghai to Quanjiao and the partial transfer of production for the North American market to its Italian facilities, with the aim of eliminating its exposure to U.S. tariffs on goods sourced from China. However, the additional trade duties subsequently imposed by the U.S. presidential administration since April 2025 on products manufactured in Europe (including Italy) significantly diminished the expected benefits of the production shift to Italy. As a result, despite an improvement in sales compared to 2024, the Company incurred higher labor costs in Italy and was compelled to implement pricing adjustments to mitigate the impact of trade tariffs, leading to a significant compression of margins.

Therefore, the current level of gross profit remains insufficient to adequately absorb selling and administrative expenses, which, although reduced, continue to be disproportionately high relative to revenues.

Furthermore, the overall result for the year 2025 was burdened by €2.2 million in labor-related costs associated with the Group’s staff reduction program, of which €1.1 million were included in cost of sales, €0.7 million in selling expenses, and €0.4 million in administrative expenses.

In the last few years, the Group has started a thorough reorganization process covering its industrial, sales and service operations.

In the current operating context, and with the aim of addressing both external challenges and Company-specific structural issues, management has prepared a comprehensive restructuring plan. Its key elements include a significant reduction in fixed costs, increased flexibility of production capacity, the divestment of selected non-strategic Italian assets, the outsourcing of low value-added activities, and a review of the capital structure, including potential strengthening measures.

Similarly, in 2024, the overall result was burdened by €5.3 million in labor-related costs associated with the Group’s staff reduction program, of which €4.5 million were included in cost of sales, €0.5 million in selling expenses, and €0.3 million in administrative expenses.

In 2023, net sales declined compared to 2022, which benefitted from a €58.4 million reduction in the order backlog accumulated through December 31, 2021, due to supply chain disruptions in 2021, which significantly constrained product deliveries in that year. As a result, part of such orders was recognised in 2022, thus contributing to increasing 2022 net sales.

The following table sets forth selected financial highlights of the Group for the years ended December 31, 2025, 2024 and 2023.

	2025	2024	2023
	(millions of euro, except for percentages)
Consolidated Statement of Profit or Loss Data:
Revenue	308.2	318.8	328.6
YoY % change in Revenue	-3.3%	-3.0%	-29.9%

Branded sales on main business*	94.9%	92.7%	92.5%
* Sales of upholstered and other home furnishings products

Gross Profit	103.4	115.7	112.9
Gross Margin	33.6%	36.3%	34.3%

Operating Profit/(Loss)	(18.8)	(6.3)	(9.5)
Operating Margin	-6.1%	-2.0%	-2.9%

Adjusted EBITDA	0.8	13.5	11.2
Adjusted EBITDA margin	0.3%	4.2%	3.4%

Group’s Cash and cash equivalents (as at Dec. 31)	20.3	20.3	33.6

For a description of how Adjusted EBITDA is computed, see “—Non-GAAP Financial Measures” above. Adjusted EBITDA margin is calculated as the ratio between Adjusted EBITDA and Revenue.

The Company intends to continue to pursue its strategy for the future by focusing on some key cornerstones including: i) a confirmed focus on branded and controlled distribution through single-brand stores, both owned and franchised, in priority markets, such as the U.S., China and Europe, primarily the UK and Italy; ii) a review of the Group’s production allocation, including the collaboration with external industrial partners located in low-cost countries to further enhance overall efficiency; iii) the disposal of certain assets no longer in line with the strategic development adopted by the Group to obtain proceeds to be reinvested in retail expansion and restructuring programs; and iv) a generalized streamlining of processes and costs.

2025 Compared to 2024

The Consolidated Financial Statements have been prepared on a going concern basis, which assumes that the Group will be reasonably able to meet its obligations as they fall due within one year from the date of the approval of these consolidated financial statements. The board of directors believe that the One-Year Budget, combined with the cash and cash equivalents and unused credit facilities as of December 31, 2025, will be sufficient to allow the Group to meet its obligations. As of December 31, 2025, the Group’s cash and cash equivalents amounted to €20.3 million (€20.3 million as of December 31, 2024), while the unused portion of the credit facilities available to the Group (for further details, see Note 28 to the Consolidated Financial Statements) amounted to €4.4 million (€32.6 million as of December 31, 2024). The Annual Report shows that the Company’s liquidity condition raises substantial doubt about the Group’s ability to continue as a going concern for a reasonable period of time from the publication date of the Annual Report and, therefore, to continue realizing its assets and discharging its liabilities in the normal course of business. See Note 3(f) to the Consolidated Financial Statements.

In 2025, the Company’s financial performance was adversely affected by a combination of unfavorable macroeconomic conditions and structural challenges, particularly excess workforce capacity and high labor costs at its Italian operations. See “Item 3. Key Information—Uncertain global macro-economic and political conditions, as well as trading policies and tariffs, could materially adversely affect our business, operations and economic and financial position”. In particular, persistently high interest rates contributed to a slowdown in the real estate market by increasing mortgage costs, thereby reducing new construction and home improvement activity, particularly in the U.S., which represents approximately one-third of the Group’s annual turnover. In addition, adverse macroeconomic conditions in Europe and weakened consumer demand in China—exacerbated by a significant contraction in the local real estate market—further contributed to the overall decline in the Group’s revenue. Collectively, North America, China and Western Europe represent approximately 70% of the Group’s annual turnover. These factors had a direct negative impact on demand for the Company’s products, resulting in declining sales volumes. As a result, consolidated revenues in 2025 fell below expectations, limiting the Group’s ability to absorb fixed costs and placing pressure on margins and cash generation.

Revenue for 2025, including sales of leather and fabric-upholstered furniture, home furnishings accessories and other sales (mainly sales of leather and other raw materials sold to third parties), were €308.2 million, down 3.3% from €318.8 million in 2024.

Sales of upholstery furniture and home furnishing accessories (“main business”) were €298.7 million, down 3.8% from €310.5 million in 2024, as a result of a 1.5% decrease in sales of the Natuzzi branded products (Natuzzi Italia, Natuzzi Editions and Divani&Divani by Natuzzi) and a 33.2% decrease in sales in the unbranded products.

Other sales (comprising sales of polyurethane foam, other raw materials to third parties and services) were €9.6 million in 2025, compared to €8.3 million in 2024. This increase is primarily attributable to €0.8 million in design services rendered in connection with the Trade & Contract business and recognized in 2025, compared to nil in 2024.

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

In 2025, Natuzzi’s branded invoiced sales amounted to €283.5 million, a decrease of 1.5% compared to 2024. In 2025, invoiced branded sales represented 94.9% of our main business, compared to 92.7% in 2024. The following is the contribution of each brand to 2025 invoiced sales:

•
Natuzzi Italia invoiced sales amounted to €119.5 million, a decrease of 0.8% compared to 2024;
•
Natuzzi Editions invoiced sales (including sales from “Divani&Divani by Natuzzi” in Italy) amounted to €164.0 million, a decrease of 2.0% compared to 2024.

A2. Unbranded business.

Invoiced sales from our unbranded business amounted to €15.1 million, a decrease of 33.2% compared to 2024. The Group’s strategy is to focus on selected large accounts and serve them with a more efficient go-to-market model. In order to increase production flexibility and competitiveness, in 2020 the Company started to outsource in Vietnam part of its unbranded production for some key accounts in the U.S. In 2025, the Group opened a new proprietary facility in Vietnam to serve the Indian market and the American wholesale free-market. The Company expects to gradually serve most of its mass-merchant distributors located in North America through its Vietnamese operations.

As part of the general review of the Group’s manufacturing footprint, the Company continues to explore further external production capacity in low-cost countries to increase its production capacity and flexibility, particularly with regard to its unbranded production.

B. Distribution

As of December 31, 2025, the Group distributes its branded collections in approximately 100 countries, through a network comprising 51 DOS, three DOS in the U.S. managed in joint venture with a local partner, in addition to 15 DOS operated by our joint venture in China, 495 franchise mono-brand Natuzzi stores (“FOS”), and 1,043 wholesale points of sale, represented by 487 shop-in-shop Natuzzi galleries (including 12 concessions directly operated by the Group) and 556 smaller points of sale in multi-brand stores operated by third parties. See “Item 4. Information on the Company—Markets” for further information regarding our distribution network.

In 2025, sales generated by the points of sales directly operated by the Group (DOS and concessions) were €69.2 million, down 9.0% compared to 2024, also due to the closure of two DOS located in each of Spain and the U.K.

In 2025, invoiced sales from franchise mono-brand Natuzzi stores amounted to €125.3 million, an increase of 0.1% compared to 2024.

In 2025, the Group also invoiced net sales of €3.3 million through its newly established “Contract” division, which serves real estate developers. The Group began accounting for net sales from this channel starting from 2025.

The Group also sells its products through the wholesale channel, consisting primarily of Natuzzi-branded galleries in multi-brand stores as well as mass distributors selling unbranded products. In 2025, invoiced sales from the wholesale channel amounted to €100.8 million, a decrease of 7.7% compared to 2024.

Cost of Sales in 2025 was €204.8 million (or 66.4% as a percentage of revenue), as compared to €203.1 million (or 63.7% of revenue) in 2024. The decrease in sales between 2025 and 2024 resulted in a higher incidence of fixed costs on sales.

In 2025 and 2024, the Group continued to implement its program aimed at reducing its redundant workforce. See “Item 3. Key Information—Risk Factors— We have redundant workers at our Italian operations, which remains an unresolved issue, and have benefited in 2025 and in previous years from temporary work force reduction programs; if we continue to be unable to reduce our redundant workers and/or if such temporary work force reduction programs are not continued, our business, results of operations and liquidity may continue to be impacted or may be impacted at a greater extent.”

In 2025, within the cost of sales, the Group recognized impairment of non-financial assets of €2.3 million, in connection with some of its factories located in Italy.

In 2025, within the cost of sales, the Group also recognized labor-related costs of €1.1 million for its incentive program to reduce the redundant workforce at the Italian plants (€4.5 million in 2024). In addition, as in 2024, the Group experienced labor cost increases in Romania, as part of the government’s plan to increase the minimum wage, and in Italy, due to the renegotiation of national collective bargaining agreements.

Gross Profit. In 2025, the Group’s consolidated gross profit was €103.4 million, or 33.6% as a percentage of revenue (“gross margin”), compared to €115.7 million or 36.3% of revenue in 2024. Excluding the €1.1 million related to its incentive program to reduce the redundant workforce, and the €2.3 million impairment of non-financial assets, the gross margin for 2025 would have been 32.4%. Similarly, in 2024, the gross margin, net of the €4.5 million related to its incentive program to reduce the redundant workforce, would have been 37.7% (no impairment of non-financial assets was recognized in 2024).

In 2025, gross profit was adversely impacted by the decrease in revenue and by the planned reallocation of Natuzzi Editions production for the North American market from China to Italy, which resulted in higher labor costs and higher consumption of raw materials. In addition, lower sales from DOS contributed to margin pressure in 2025. These effects were partially offset by a more favorable sales mix compared to 2024, which helped mitigate the impact on gross margin.

Selling expenses, administrative expenses, impairment on trade receivables and other income/expenses in 2025 were €122.2 million (or 39.7% on revenue) compared to €122.0 million (or 38.3% on revenue) in 2024. The increase in the percentage on revenue is mainly due to the deleveraging of fixed costs due to the decrease in revenue.

In 2025, selling expenses amounted to €90.5 million, compared to €90.2 million in 2024. This increase was primarily attributable to: i) a €3.6 million increase in impairment losses recognized in 2025 on non-financial assets related to the Group's retail operations, principally in Europe and the U.S.; ii) a €1.0 million increase in customs duties resulting from trade tariffs imposed by the U.S. presidential administration since April 2025 on goods manufactured in Europe and delivered to the U.S.; iii) a €0.4 million increase in costs related to participation in trade fairs; and iv) a €0.3 million accrual in connection with the incentive program to reduce redundant employees. To counterbalance the negative effect of U.S. trade duties on Italian production, management implemented price list adjustments. These increases were partially offset by: i) a €1.2 million reduction in shipping and handling costs attributable to lower revenue; ii) a €1.4 million reduction in labor costs resulting from the closure of two non-performing DOS and a generalized review of processes; iii) a €0.9 million reduction in depreciation and amortization following the decrease in the number of DOS; and iv) a €0.6 million decrease in sales representative commissions attributable to lower revenue, together with a generalized reduction in discretionary costs.

In 2025, administrative expenses were €40.8 million, compared to €36.0 million in 2024. This increase is primarily attributable to: i) a €0.5 million increase in labor costs; ii) a €0.6 million increase in software license costs; iii) a €0.5 million increase in indirect taxes; iv) a €1.3 million decrease in government grants compared to 2024, and v) a €1.9 million accrual for impairment of non-financial assets. However, in 2025 the Group reported a €0.8 million reduction in other administrative expenses (in particular, travel expenses, general maintenance and other costs).

In 2024, the Company also accounted for an accrual of €0.4 million for higher labor cost (€0.6 million in 2023), within selling and administrative expenses, based on an independent qualified third-party estimation of the fair value of the equity instruments granted under the stock option plan approved in July 2022 by the Company’s Board of Directors (the “SOP”). In 2025, no accrual was recorded as all beneficiaries of the SOP had left the Company.

In 2025, impairment on trade receivables was not material, whereas in 2024 the Group accrued €0.3 million on trade receivables. See Notes 15 and 33 to the Consolidated Financial Statements.

For further details, see Notes 37 and 38 to the Consolidated Financial Statements.

Operating Result. The Group reported an operating loss of €18.8 million in 2025 compared to an operating loss of €6.3 million in 2024 due to the factors described above.

Net finance income/(costs). The Group had net finance costs of €10.4 million in 2025 as compared to net finance costs of €8.8 million in 2024. The increase was primarily attributable to unfavorable currency movements, notwithstanding a partial decrease in interest rates during the period. See Notes 39 and 40 to the Consolidated Financial Statements.

Net finance costs of 2025 include:

—
finance income of €0.6 million (€0.8 million in 2024);
—
finance costs of €8.7 million (€10.2 million in 2024); and
—
net exchange rate losses of €2.2 million (net exchange rate gains of €0.6 million in 2024).

The net exchange rate gains in 2025 primarily reflected the following factors:

—
net realized gain of €0.0 million in 2025 (compared to net realized losses of €0.2 million in 2024) on domestic currency swaps due to the difference between the forward rates of the domestic currency swaps and the spot rates at which the domestic currency swaps were settled (the Group uses forward rate contracts to hedge its price risks against unfavorable exchange rate variations);
—
net realized losses of €1.0 million in 2025 (compared to net realized gains of €0.4 million in 2024 ), resulting from the difference between invoice exchange rates and collection/payment exchange rates;
—
net unrealized gains of €0.3 million in 2025 (compared to net unrealized losses of €0.4 million in 2024 ), resulting from the mark-to-market evaluation of domestic currency swaps;
—
net unrealized losses of €0.2 million in 2025 (compared to net unrealized gains of €1.0 million in 2024) on trade receivables and payables; and
—
net unrealized losses of €1.3 million in 2025 (compared to net unrealized losses of €0.2 million in 2024), from the translation of non-monetary assets for the Company’s Romanian subsidiary adopting Euro as its functional currency.

The Group does not use hedge accounting and records all fair value changes of its domestic currency swaps in its statement of profit or loss.

Profit/(loss) before tax and income tax expense. In 2025, the Group reported a loss before tax of €29.6 million and income tax expense of €1.0 million, compared to a loss before tax of €14.7 million and income tax expense of €0.7 million. For additional information about the Group’s income tax expense, see Note 41 to the Consolidated Financial Statements.

Profit/(loss) for the year. As a result of the above-mentioned factors, the Group reported a loss of €30.6 million in 2025, as compared to a loss of €15.4 million in 2024. On a per-ordinary share basis, the Group had a loss of €0.54 in 2025, as compared to a loss of €0.28 in 2024 (see Note 42 to the Consolidated Financial Statements).

On December 16, 2025, following the approval of the Company’s unaudited financial statements for the nine months and third quarter ended September 30, 2025, the board of directors noted that the Company had incurred losses resulting in a reduction of its share capital by more than one-third, thereby triggering the obligations set forth in Article 2446 of the Civil Code, which requires the board of directors of Italian joint-stock companies (società per azioni) to promptly convene a shareholders’ meeting to take appropriate actions. Notwithstanding the foregoing, the Company continues to operate in the ordinary course of business and any nominal reduction of its share capital is not expected to affect the Company’s ability to pursue its objectives or implement its restructuring plan. Accordingly, at the shareholders’ meeting held on February 16, 2026, the Company’s shareholders resolved to postpone any decision regarding the reduction of share capital pursuant to Article 2446 of the Civil Code to the shareholders’ meeting to be called to approve the Company’s stand-alone financial statements for the year ended December 31, 2025.

2024 Compared to 2023

Please refer to the Company’s annual report on Form 20-F filed with the SEC on April 30, 2025.

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

In 2025, the Group reported an operating loss of €18.8 million, compared to an operating loss of €6.3 million in 2024. See “Item 3. Key Information—Risk Factors—We have a history of operating losses and cannot assure you that we will be profitable in the future; our future profitability, financial condition and ability to maintain adequate levels of liquidity depend, to a large extent, on our ability to overcome operational challenges.”

As of December 31, 2025, the Group’s cash and cash equivalents amounted to €20.3 million, its long-term borrowings amounted to €30.3 million, including the current portion of €7.2 million, and its bank overdrafts and short-term borrowings amounted to €22.2 million. Furthermore, as of December 31, 2025, the unused portion of credit facilities available to the Group, for which no commitment fees are due, amounts to €4.4 million. Such unused portion is mainly related to a non-recourse factoring agreement for export-related trade receivables (€3.4 million) and bank overdrafts (€1.0 million). See Note 28 to the Consolidated Financial Statements.

As of December 31, 2025, the Group’s net financial position, which includes current and non-current lease liabilities, was negative at €81.7 million, compared to a negative net financial position of €79.5 million at the end of 2024. See Notes 18, 20, 21 and 28 to the Consolidated Financial Statements.

Although we had €20.3 million in cash and cash equivalents as at December 31, 2025, €4.9 million of this amount is located at our Asian subsidiaries, of which €2.2 million at our Chinese subsidiaries, €1.8 million at our Singapore subsidiary and €0.7 at our Vietnamese subsidiary. If management intends to move this cash from China by way of a dividend distribution, a withholding tax of 5% under the 2019 Italy-China tax treaty (assuming the Company holds directly at least 25% of the capital of the paying subsidiaries throughout the required 365-day holding period) and the income taxes in Italy (equal to 24.0% on 5% of the dividends distributed) would have to be paid, although the Chinese withholding tax may be credited against Italian income taxes in accordance with applicable law.

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

Specifically, in its cash flow forecasts for the 18-month period through June 2027, management has taken into account the following factors:

─ Disposal of certain assets no longer in line with the Group’s current strategy, including a business unit comprising six photovoltaic plants, in respect of which the Company entered into a preliminary agreement for its disposal in late November 2025 with a company specialized in the sector. The disposal transaction was finalized in late January 2026 and, on the closing date, the Company received total consideration for the sale amounting to €7.1 million. See Note 46 to the Consolidated Financial Statements.

─ The collection, in March 2026, of capital grants and subsidized loans from public incentive programs amounting to €2.7 million, and the utilization of the unused portion of available credit facilities. See “Item 4. Incentive Programs and Tax Benefits.”

─ Utilization of certain social safety net measures provided by the Italian government (such as CIGS), enabling the Company and certain of its subsidiaries in Italy to pay reduced salaries to workers for a specified period.

─ The disposal of two underutilized factories in Italy.

─ The outsourcing of low value-added activities.

─ Expected cash inflows from the joint venture, Natuzzi Trading Shanghai, in China, resulting from dividend distributions by such joint venture.

─ The collection of the residual €5.0 million granted in November 2025 by INVEST 2003 S.r.l. to the Company as a credit facility (See Note 3(f) to the Consolidated Financial Statements).

─ Stricter overall control over discretionary selling and administrative expenses.

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

Cash Flows — The Group’s cash and cash equivalents, net of bank overdraft repayable on demand, were €16.1 million as of December 31, 2025, compared to €17.0 million as of December 31, 2024. The most significant items in the Group’s cash flows in 2025 are described below.

In 2025, net cash used in operating activities was €4.5 million (in 2024, €1.7 million of net cash provided by operations) as a result of:

•
a loss for the period of €30.6 million;
•
adjustments for non-monetary items of €30.8 million, of which depreciation and amortization of €21.0 million;
•
a positive contribution of €2.5 million from working capital change, primarily due to a €13.3 million decrease in inventories, a €4.0 million decrease in trade receivables and other assets, a €11.3 million decrease in trade payables and contract liabilities, a €2.4 million decrease in provisions and a cash out of €1.0 million in connection with the reduction of the Group’s employees;
•
interest and taxes paid of €7.2 million.

During 2025, €2.8 million of net cash was provided by investing activities, mainly as a result of:

•
€10.1 million deriving from i) the final collection of €7.5 million in connection with the agreements entered into for the sale of a property located in High Point, North Carolina, USA, and ii) €2.4 million for the completion of the sale of a plot of a land in Romania;
•
€2.2 million received by the Company in October 2025 as dividends from its JV in China;

•
€0.2 million grants received by the Italian government;
•
€7.7 million of cash invested in capital expenditures;
•
€2.0 million of liquidity invested by the Company’s Brazilian subsidiary.

See Notes 7, 17 and 45 to the Consolidated Financial Statements.

Cash provided by financing activities in 2025 was €1.4 million (compared to €12.8 million of cash used in financing activities in 2024), primarily attributable to €17.8 million of inflows received by the Group, comprising: i) a new financing of €4.6 million received by the Company’s Romanian subsidiary; ii) a new financing of €3.1 million received by the Company’s Brazilian subsidiary; and iii) €10.0 million received by the Company from the majority shareholder. These inflows were partially offset by: i) €4.7 million used for the repayment of long-term borrowings; ii) €9.5 million for lease repayments; iii) €2.0 million for short-term borrowing repayments; and iv) €0.4 million for the distribution of dividends to non-controlling interests. In addition, the Group received €0.1 million as a capital contribution from non-controlling interests.

Bank overdrafts repayable on demand were €4.2 million as of December 31, 2025, compared to €3.3 million as of December 31, 2024.

As a result, as of December 31, 2025, cash and cash equivalents in the statement of financial position was €20.3 million, the same as at December 31, 2024.

As of December 31, 2025, the Group’s long-term contractual cash obligations and commercial commitments (whose amounts are gross and undiscounted and include contractual interest payments) amounted to €112.0 million, of which €41.4 million comes due in 2026.

In particular, as of December 31, 2025, gross and undiscounted amounts related to the Group’s bank overdrafts and borrowings amounted to €56.1 million, of which €29.6 million comes due in 2026. The Group’s undiscounted value of total bank debt represented 244.3% of equity attributable to the owners of the Company as of December 31, 2025 (83.2% as of December 31, 2024). See Notes 19 and 33 to the Consolidated Financial Statements. As of March 2026, due to the Reclassification Agreement (as described below under “Contractual Obligations and Commitments”), the caption “Equity attributable to owners of the Company” will reflect the reclassification of €12.5 million in aggregate as an advance payment on account of a future capital increase (versamento in conto futuro aumento di capitale). See Note 46 to the Consolidated Financial Statements.

Furthermore, as of December 31, 2025, gross and undiscounted amount related to the Group’s lease liabilities amounted to €55.9 million, of which €11.8 million comes due in 2026. The Group’s undiscounted value of lease liabilities represented 243.2% of equity attributable to the owners of the Company as of December 31, 2025 (131.3% as of December 31, 2024). See Notes 19 and 33 to the Consolidated Financial Statements.

See “Contractual Obligations and Commitments” below.

The Group’s discounted value of long-term borrowings represented 132.1% of equity attributable to the owners of the Company as of December 31, 2025 (34.7% as of December 31, 2024). During 2025, the Company made all installment payments related to its long-term-borrowings. See Notes 19, 20 and 46 to the Consolidated Financial Statements.

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

As of December 31, 2025, the undiscounted Group’s long-term borrowings consisted of €33.9 million (including €7.4 million of the current portion of such debt) and its short-term borrowings consisted of €22.2 million outstanding under its existing lines of credit, comprised entirely of bank overdrafts and short-term borrowings. The undiscounted lease liabilities amounted to €55.9 million (including €11.8 million as current portion).

The Group maintains cash and cash equivalents in the currencies in which it conducts its operations, principally Euros, Chinese Yuan, U.S. dollars, New Romanian Leu, British pounds, Brazilian reais and Vietnamese dong. See “Item 3. Key Information—Risk Factors—Fluctuations in currency exchange rates and interest rates may adversely affect our results of operations”, “Item 4. Information on the Company—Management of Exchange Rate Risk” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

The following table sets forth the contractual obligations and commercial commitments of the Group as of December 31, 2025 (the amounts are gross and undiscounted and include contractual interest payments):

	Payments Due by Period (thousands of euro)
Contractual Obligations	Total	Less than 1 year	1-2 years	2-5 years	After 5 years
Long-term borrowings	33,940	7,434	7,678	14,128	4,700
Bank overdrafts and short-term borrowings	22,197	22,197	—	—	—
Total Debt	56,137	29,631	7,678	14,128	4,700
Leases liabilities (1)	55,897	11,788	10,639	21,437	12,033
Total Contractual Cash Obligations	112,034	41,419	18,317	35,565	16,733

(1)
Lease liabilities relate to the Group’s lease contracts for buildings of its retail stores, warehouses, factory facilities and vehicles. See Notes 9 and 21 to the Consolidated Financial Statements.

Under Italian law, the Company and its Italian subsidiaries are required to pay a termination indemnity to their employees when these cease their employment with the Company or the relevant subsidiary. Likewise, the Company and its Italian subsidiaries are required to pay an indemnity to their sales agents upon termination of the sales agent’s agreement. As of December 31, 2025, the Group accrued an aggregate employee’s leaving entitlement of €11.5 million. In addition, as of December 31, 2025, the Company accrued an aggregate sales agent termination indemnity of €1.2 million. See Notes 24 and 26 to the Consolidated Financial Statements. These amounts are not reflected in the tables above.

In light of the extraordinary challenges imposed by COVID-19 on the Group, on February 28, 2020, the Company’s majority shareholder entered into an agreement with it setting forth its undertaking, should the Company so request, to make advance payments of up to €15.0 million to satisfy the subscription price of a future rights issue. On February 28, 2020, the Company requested an initial payment of €2.5 million which it received on March 2, 2020. Therefore, as at December 31, 2023, the amount of €2.5 million to be paid back to the majority shareholder has been included in the caption “Other payables” of the statement of financial position. On April 9, 2024, a new agreement was executed, terminating the previous agreement entered into on February 28, 2020 and converting the aforementioned €2.5 million into a loan agreement effective from March 31, 2024, with maturity on March 31, 2027, and subject to an interest rate of 2.5%. See Notes 20, 45 and 46 to the Consolidated Financial Statements.

On November 21, 2025, the Company entered into a credit facility agreement with INVEST 2003 S.r.l. (the “Credit Facility Agreement”) to support the Company’s financial needs in connection with the implementation of its industrial restructuring plan. Under the Credit Facility Agreement, INVEST 2003 S.r.l. committed to make available to the Company an interest-free loan of up to €15.0 million, in one or more tranches upon the Company’s request, until December 31, 2026. Any disbursed loan tranches may be converted into equity contributions in the event of a future capital increase resolved by the Company; in the absence of such a capital increase, any disbursed amounts shall be repayable by December 31, 2028. The Company requested and received two tranches of €5.0 million each—on November 27, 2025 and on December 18, 2025, respectively—for an aggregate amount of €10.0 million. On March 31, 2026, the Company and INVEST 2003 S.r.l. entered into a further agreement pursuant to which the total outstanding amount owed by the Company to INVEST 2003 S.r.l. as at that date, amounting to €12.5 million in aggregate (comprising the €2.5 face value million principal outstanding under the loan agreement entered into on April 9, 2024 and the €10.0 million disbursed under the Credit Facility Agreement), was irrevocably reclassified as an advance payment on account of a future capital increase (versamento in conto futuro aumento di capitale) (the “Reclassification Agreement”). See Notes 20, 45 and 46 to the Consolidated Financial Statements.

As at December 31, 2025, within the provision for legal claims, €1.4 million (€3.8 million as at December 31, 2024) refers to the probable contingent legal liability related to legal procedures initiated by certain workers against the Company for the misapplication of the social security procedure called CIGS (Cassa Integrazione Guadagni Straordinaria). According to the CIGS procedure, the Company pays a reduced salary to the workers for a certain period of time based on formal agreements signed with the trade unions and other public social parties. In particular, these workers are claiming in the legal procedures that the Company applied CIGS during the period from 2004 to 2016 without foreseeing any time rotation. In May 2017, the Company received from the Italian

Supreme Court of Justice (“Corte di Cassazione”) an adverse decision for the above litigation related to only two workers. See Note 26 to the Consolidated Financial Statements.

The Group is involved in a number of claims (including tax claims) and legal actions arising in the ordinary course of business. As of December 31, 2025, the Group had accrued total provisions relating to these contingent liabilities in the amount of €3.3 million. See “Item 8. Financial Information—Legal and Governmental Proceedings” and Note 26 to the Consolidated Financial Statements.

Off-Balance Sheet Arrangements — As of December 31, 2025, neither Natuzzi S.p.A. nor any of its subsidiaries was a party to any off-balance sheet arrangements.

Research and Development

For a description of the Company’s research and development policies, see “Item 4. Information on the Company—Products” and “Item 4. Information on the Company—Innovation.” See also “Item 4. Information on the Company—Incentive Programs and Tax Benefits” for a description of certain government programs and policies related to our operations.

Trend information

The recovery of the global economy remains subject to a number of factors, many of which are uncertain and beyond the Company’s control.

Commodity markets experienced heightened volatility during 2025 and into 2026, driven by geopolitical tensions, supply chain disruptions and fluctuations in global demand, and such volatility is expected to remain elevated through 2026. Ongoing conflicts in the Middle East region (including the Israel-Hamas conflict and the recent military operations involving Iran), and the potential escalation thereof, have adversely affected the global economy, resulting in a sharp increase in energy and oil prices. Concerns regarding potential disruptions to shipments through the Strait of Hormuz—which accounts for approximately 20% of global oil supply—as well as potential adverse effects on Iran’s oil production and regional energy infrastructure, have contributed to a surge in oil prices above U.S.$100 per barrel and to significant price volatility. These developments have been partially mitigated by policy responses, including the announcement by OPEC+ of increased output starting in April 2026 and the partial release of strategic reserves by OECD countries under the coordination of the International Energy Agency.

Geopolitical risks have also materially affected natural gas markets. European gas prices have risen by 98%, reflecting both the vulnerability of supply routes—as approximately 20% of global liquefied natural gas, primarily from Qatar, transits through the Strait of Hormuz—and historically low storage levels in Europe, which have increased exposure to potential supply disruptions.

At the same time, disruptions to key maritime routes have affected global logistics. High-frequency shipping data indicate a decline in tanker traffic through the Strait of Hormuz and increased rerouting of vessels via the Cape of Good Hope, following disruptions in the Suez Canal. These developments have contributed to higher global shipping costs and longer transit times.

These developments, together with tighter financial conditions and increased geopolitical and trade policy uncertainty, have weighed on the global economy, partially offsetting the positive effects of prior investment growth—particularly in artificial intelligence—and accommodative economic policies.

Current estimates suggest that the ongoing conflicts in the Middle East region will reduce global real GDP growth by approximately 0.4 percentage points over the next two years, reflecting the expected trajectory of energy commodity prices. This negative effect is expected to partially offset the positive carry-over from stronger-than-anticipated growth in late 2025, as well as the moderate boost from lower U.S. tariffs. In addition, according to the European Central Bank (“ECB”), the associated energy price shock has led to upward revisions in headline consumer price index (CPI) inflation projections over the same period.

In the United States, real GDP growth slowed sharply to 0.2% in the fourth quarter of 2025, compared to 1.1% in the third quarter. The U.S. government shutdown in October and November, which lasted 43 days, dampened economic activity through a marked decline in government spending. However, consumer spending remained relatively resilient and continued to support domestic demand in the fourth quarter, notwithstanding a slight slowdown compared with the third quarter. The savings rate declined further to 3.6% in the fourth quarter, its lowest level in the past four years. Growth is expected to have strengthened in the first quarter of 2026, primarily reflecting increased government spending related to back pay for federal workers following the shutdown. Headline personal consumption expenditures (PCE) inflation—the Federal Reserve System’s preferred measure—has shown a modest upward trend since early 2025.

In China, household demand remains subdued amid elevated precautionary savings. Real GDP growth exceeded expectations at 1.2% in the fourth quarter of 2025, broadly in line with the 1.1% recorded in the previous quarter, and was primarily supported by resilient exports, which are also expected to have sustained growth in the first quarter of 2026. However, more recent data suggest some softening in consumption, as consumer confidence remains low—well below pre-COVID-19 levels—and retail sales continue to underperform. The Chinese authorities have set a relatively modest growth target of 4.5–5% for 2026 under the new five-year plan (2026–2030) and continue to prioritize supply-side policies. While they have reiterated their intention to rebalance growth towards consumption, concrete measures remain limited. Fiscal support for investment is expected to remain significant, particularly in high-tech and strategic sectors such as artificial intelligence, microchips, advanced manufacturing, biotechnology and the digital economy. At the same time, China remains exposed to rising energy commodity prices.

In the United Kingdom, economic growth remained subdued in the fourth quarter of 2025, with real GDP increasing marginally by 0.1%, while inflation eased significantly in early 2026. Private demand was weak, reflecting softer consumption and lower private investment, while net exports made a negative contribution, as exports declined and imports rose. Public spending, particularly public investment, provided some support. Although economic activity is expected to have strengthened moderately in the first quarter of 2026, rising energy prices may weigh on growth momentum in subsequent quarters.

In the Eurozone, economic activity strengthened during 2025, with real GDP growing on average by 1.5%, compared to 0.9% in 2024. However, short-term indicators, including monthly production data, weakened towards the end of 2025 and into early 2026, pointing to only modest growth in the first quarter of 2026. The evolving situation in the Middle East region has increased uncertainty, particularly from the second quarter onwards. Past energy-related shocks suggest that rising prices may erode real incomes and weaken consumer confidence, thereby weighing on private consumption, although the magnitude of these effects will depend on the duration and intensity of the conflicts. At the same time, several mitigating factors—such as solid household balance sheets, relatively high savings levels, fiscal support (including the Next Generation EU program), ongoing digital investment and the impact of prior interest rate cuts—may help cushion these effects.

According to the ECB, Eurozone growth projections have been revised downward, particularly for 2026, reflecting the effects of geopolitical tensions on commodity markets, real incomes and confidence. These headwinds may be partially offset by resilient private sector balance sheets and increased public spending, including on defence and infrastructure.

The escalation of conflicts in the Middle East region has significantly increased uncertainty in the global outlook, creating upside risks for inflation and downside risks for growth, with the ultimate impact depending on the duration and severity of such conflicts.

Considering the uncertainties surrounding the ongoing war in Ukraine, the recent escalation of conflicts in the Middle East region, the associated increase in energy prices and inflationary pressures on raw materials, and the consequent repercussions on household purchasing power, as well as continuing trade policy uncertainty, it is difficult to determine the likely extent of the economic and social effects of these factors on international markets and, consequently, on the Group’s results for the remainder of 2026.

Total Group’s order flow through the first 18 weeks of 2026 — The robust trend of orders that characterized the post-pandemic period through the first quarter of 2022 gave way to a period of sustained weakness throughout 2023, 2024, 2025 and the first 18 weeks of 2026, primarily attributable to a confluence of adverse geopolitical and macroeconomic developments—including the war in Ukraine, the escalation of the ongoing conflicts in the Middle East region, elevated energy prices, reduced consumer disposable income and stock market volatility—that have adversely affected the overall economies of the principal regions in which the Group operates. In addition, the furniture sector continued to be adversely affected by sector-specific factors, including the continued weakness in the housing market and increased consumer caution with respect to expenditure on durable goods.

In the first 18 weeks of 2026, the sell-in order flow of our branded business (i.e., Natuzzi Italia, Natuzzi Editions and Divani&Divani by Natuzzi) decreased by 17% compared to the same period in 2025. During the first 18 weeks of 2026, the sell-in order flow of our direct retail network (DOS and concessions) decreased by 24% compared to the same period in 2025, also due to the closure of two DOS.

During the same period, the sell-in order flow from our contract business (dealing with real estate developers) is up 2%, and represented less than 4% of total sell-in order flow in the first 18 weeks of 2026.

The Group’s unbranded business, which represented 4% of our total sell-in in the first 18 weeks of 2026, compared to 6% in the same period in 2025, was down by 51% compared to the same period in 2025, mainly due to the progressive refocusing of the Company on its branded business.

As a result of the above, the total sell-in order flow in the first 18 weeks of 2026 decreased by 19% compared to the first 18 weeks of 2025, as well as high-single digit lower than our internal estimates, due to the factors mentioned above.

We have implemented and continue to implement a number of initiatives to support our sales, including revamping our merchandising, advertising, in-store communication, sale-staff training, strengthening our commercial organization of both retail and wholesale channels, as well as the Project division. The Company remains firmly committed to developing new projects and collections and to engaging in promotional events—including international trade fairs and design shows, Natuzzi Congresses and targeted initiatives with real estate developers and designers—in order to consolidate the Natuzzi brand’s positioning and support commercial performance.

However, if the current negative trend persists, global trade relations worsen as a result of any development regarding the actual or potential imposition of new or increased import tariffs by the U.S. administration, and our order levels remain low, it might adversely impact our margin and other results of operations in 2026.

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

Impairment of property, plant and equipment right-of-use assets, goodwill and interest in joint ventures — Management reviews property, plant and equipment and right-of use assets (herewith also “non-financial assets” or “assets”) for impairment whenever changes in circumstances indicate that the carrying amount of the assets may not be recoverable and would record an impairment charge, if necessary. The Company analyzes its overall valuation and performs an impairment analysis of its non-financial assets in accordance with IAS 36 “Impairment of Assets”.

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

The identified CGUs are the sofa manufacturing facilities located in Italy, Brazil, Romania, China and Vietnam, as well as each of the retail stores directly operated by the Group. In addition, the Group performed an impairment test on its interest in the joint venture located in China, Natuzzi Trading Shanghai.

In particular, with respect to the Italian plant, the Company determined the recoverable amount of property, plant and equipment on the basis of fair value less costs of disposal, as supported by appraisals performed by independent third-party valuation specialists. Such specialists assessed the fair value of land and buildings using the market comparable approach, and the fair value of plant and machinery using the depreciated replacement cost method, adjusted for obsolescence and marketability factors.

With reference to directly operated stores CGUs, in 2025 the Company performed an impairment assessment of property, plant and equipment, right-of-use assets and goodwill included in certain directly operated retail stores that presented indicators of impairment. The Company performed the impairment assessment in accordance with its accounting policy discussed above and described in further detail in Note 4(i) to the Consolidated Financial Statements. Further, the significant assumptions used by the Company in estimating the value in use for such CGUs were the annual sales growth rates used to estimate the forecasted revenue for the years 2026–2028, with 2029 and 2030 held equal to 2028, the weighted average cost of capital rates and the long-term growth rates, all of which were determined at CGU level, including the effects of the duration of the current economic uncertainty. Such significant assumptions involved a high degree of subjectivity by management and reasonably possible changes to these assumptions could have a significant effect on the value in use. Specifically, such assumptions are based on the Group’s future business performance and other forward-looking assumptions that entail significant judgments by management and are heavily impacted by several external events. Finally, cash flow projections for the years 2026–2028 have been derived from business forecasts determined by the Board of Directors, which were developed taking into account the actual results achieved by the Group.

The significant assumptions that were used in performing the impairment test for the Italian upholstered furniture plant CGU and certain directly operated retail stores CGUs are as follows:

— Italian upholstered furniture plant CGU: weighted average cost of capital rate 9.79%, long-term growth rate 1.98%, annual sales growth rate for 2026 equal to -13.03% and annual sales growth rate (average of 2027-2030 period) equal to +6.30%.

— Directly operated retail stores CGUs located in the U.S.: weighted average cost of capital rate 9.39%, long-term growth rate 2.56%, annual sales growth rate for 2026 equal to -7.71% and annual sales growth rate (average of 2027-2030 period) equal to +3.55%.

— Directly operated retail stores CGUs located in Italy: weighted average cost of capital rate 9.79%, long-term growth rate 1.98%, annual sales growth rate for 2026 equal to -0.31% and annual sales growth rate (average of 2027-2030 period) equal to +2.43%.

— Directly operated retail stores CGUs located in Spain: weighted average cost of capital rate 9.09%, long-term growth rate 2.13%, annual sales growth rate for 2026 equal to -0.33% and annual sales growth rate (average of 2027-2030 period) equal to +1.36%.

— Directly operated retail stores CGUs located in the UK: weighted average cost of capital rate 9.05%, long-term growth rate 2.87%, annual sales growth rate for 2026 equal to +3.45% and annual sales growth rate (average of 2027-2030 period) equal to +4.16%.

The significant assumptions that were used in performing the impairment test for the interest in Natuzzi Trading Shanghai are as follows: weighted average cost of capital rate of 10.35%, long-term growth rate of 1.74%, annual sales growth rate for 2026 equal to -5.40% and annual sales growth rate (average of 2027-2030 period) equal to +% 8.97%.

As of December 31, 2025, the Company recorded an impairment loss for its property, plant and equipment, right-of-use assets and goodwill of €8.9 million, partially offset by an impairment reversal of €0.7 million in the same year. No impairment loss arose for the Group's interest in the joint venture, Natuzzi Trading Shanghai. See Notes 8, 9, 10 and 11 to the Consolidated Financial Statements.

The following tables show a breakdown of property, plant and equipment based on the cash generating units in which they are included (amounts in thousands of Euro).

	31/12/25	31/12/24
Italian upholstered furniture plant	25,631	29,279
Romanian upholstered furniture plant	16,879	17,856
Brazilian upholstered furniture plant	2,782	2,862
Chinese upholstered furniture plant	1,409	2,353
Vietnamese upholstered furniture plant	262	—
Others	17,151	21,839
Total	64,114	74,189

Instead, the following tables show a breakdown of right-of-use assets based on geographical location of the cash generating units (mainly directly operated retail stores) in which they are included (amounts in thousands of Euro).

	31/12/25	31/12/24
United States of America	17,019	21,810
Italy	10,628	12,008
Spain	823	1,424
United Kingdom	914	4,591
China	2,665	2,923
Others	1,592	1,622
Total	33,641	44,378

The deterioration of the macroeconomic environment, the upward pressure on inflation and the reduced household spending power, the ongoing conflict in Ukraine, the extension of conflicts in the Middle East region, any development regarding the actual or potential imposition of new or increased import tariffs by the U.S. administration, could affect our Italian upholstered furniture plant CGU and certain directly operated retail stores CGUs.

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

In 2025, because some domestic companies and some of foreign subsidiaries realized significant pre-tax losses and were in a cumulative loss position, management did not consider it probable that the deferred tax assets of those companies would be realized in the scheduled reversal periods (see Note 41 to the Consolidated Financial Statements). In making its determination that a deferred tax asset was required, management considered the scheduled reversal of deferred tax liabilities and tax planning strategies but was unable to identify any relevant tax planning strategies available to recognise the deferred tax assets.

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

New Accounting Standards under IFRS

The standards, amendments and interpretations issued by the International Accounting Standards Board (“IASB”) that will have mandatory application in 2026 or subsequent years are listed below.

In April 2024, the IASB issued IFRS 18 “Presentation and Disclosure in Financial Statements” which replaces IAS 1. The new principle establishes the structure for the statements of profit or loss, requires disclosures in the financial statements for some profit or loss performance measures that are reported (Management performance measures), introduces limited changes to the statement of cash flows and to the balance sheet, introduces new criteria for aggregation and disaggregation of information presented in the primary financial statements or disclosed in the notes. IFRS 18 is effective on or after January 1, 2027, with early adoption.

In May 2024 the IASB issued IFRS 19 “Subsidiaries without Public Accountability: Disclosures” which simplifies the preparation for the subsidiary’s financial statements by allowing it to apply group accounting principles in the preparation of its local financial statements. Further, in August 2025, the IASB issued the amendments to IFRS 19. IFRS 19 is effective on or after January 1, 2027, with early adoption.

In May 2024 the IASB issued the Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7. These amendments are effective on or after January 1, 2026.

In July 2024, the IASB published the document “Annual Improvements to IFRS – Volume 11”, which mainly includes technical and editorial amendments to existing standards. The amendments are effective from January 1, 2026.

In November 2025 the IASB issued the Amendments to IAS 21: The Effects of Changes in Foreign Exchange Rates: Translation to a Hyperinflationary Presentation Currency. These amendments are effective on or after January 1, 2027.

On December 18, 2024, the IASB issued amendments to enhance companies’ reporting of the financial effects of contracts for the purchase of electricity from natural sources, often structured as Power Purchase Agreements (PPAs). The IASB made targeted changes to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures in order to improve the information provided in financial statements regarding these contracts. The amendments are effective from January 1, 2026.

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

Mr. Antonio Achille, who had served as the Company’s Chief Executive Officer and executive director since 2021, stepped down from his roles effective as of July 30, 2025, to pursue new professional opportunities. Pending the appointment of a successor, the board of directors has temporarily delegated the Chief Executive Officer’s powers and responsibilities to the Executive Chairman of the board of directors, Mr. Pasquale Natuzzi, who serves in an interim capacity.

On July 29, 2025, the board of directors appointed Mr. Pietro Labriola by way of co-optation as a non-executive director of the Company, effective as of August 6, 2025. On February 16, 2026, the Company’s shareholders’ meeting ratified the appointment of Mr. Pietro Labriola as non‑executive director. Mr. Labriola will remain in office until the expiration of the term of the current board of directors, which will occur upon approval of the Company’s financial statements as of December 31, 2026.

As of the date of this Annual Report, the directors and senior executive officers of the Company are as follows:

Name	Age	Position within the Company
Pasquale Natuzzi	86	Executive Chairman of the Board of Directors; Chief Executive Officer ad interim
Antonia Isabella Perrone	56	Non-executive Director
Marco Caneva	57	Non-executive Director
Giuseppe Antonio D’Angelo	61	Non-executive Director
Alessandro Musella	56	Non-executive Director
Gilles Bonan	59	Non-executive Director
Pietro Labriola	59	Non-executive Director
Pasquale Junior Natuzzi	35	Chief Commercial Officer, Chief Project Division Officer, President & CEO North Americas ad interim, Executive Director
Daniele Tranchini	66	Chief Marketing & Communication Officer
Diego Babbo	54	Chief Retail Officer; Vice President of Retail North America ad interim
Codrin Coroama	36	Chief Wholesale Officer
Cosimina Ciccarone	53	Regional Manager Europe and UK
Raffaele Pasqualicchio	41	Regional Manager APAC
Francesco Amendola	49	Regional Manager Emerging Markets
Rocco Rella	51	Country Manager Italy
Carlo Silvestri	49	Chief Financial Officer
Pierluigi Binetti	51	Chief Internal Audit Officer
Pierangelo Colacicco	57	Chief Technology & Digital Innovation Officer, Chief Front Office Customer Care Officer
Nicola Internullo	49	Chief HR, Organization & Legal Officer
Domenico Ricchiuti	49	Chief Operations Officer

Pasquale Natuzzi is the Executive Chairman of the Board of Directors. He founded the Company in 1959. He held the title of sole director of the Company from its incorporation in 1972 until 1991, when he became the Chairman of the Board of Directors. He has creative skills and is directly involved in brand development and product styling. He takes care of strategic partnerships with existing and new accounts. As of the date of this Annual Report, he also serves as Chief Executive Officer in an interim capacity.

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

Giuseppe Antonio D’Angelo is a non-executive director of the Company. He is also Chief Business Officer Europe with Ferrero International SA. Before joining Ferrero in 2009, he acquired significant international experience in general management of multinational companies such as General Mills (from 1997 to 2009), S.C. Johnson & Son (from 1991 to 1997) and Procter & Gamble (from 1989 to 1991). He earned his Bachelor of Arts degree in Economics from LUISS University of Rome in 1988. He received certification from Harvard Business School in the Advanced Management Program in 2004.

Alessandro Musella is a non-executive director of the Company. He is the founder and Chairman of VECTIS, established in 2024, with the aim of guiding law firms and businesses through transformation projects related to generative artificial intelligence. From 2002 to 2024, he served as a lawyer at the law firm Bonelli Erede, where he became partner in 2006. At Bonelli Erede, he focused on corporate compliance, corporate governance and digital innovation. He is also a non-executive director of Global Assistance S.p.A. and a former member of the Supervisory Board of Equens Worldline SE. He is a member of the Italian bar and holds a law degree from the University of Genoa.

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

Pietro Labriola is a non-executive director of the Company. He has been Chief Executive Officer and General Manager of TIM S.p.A. since January 21, 2022. He has been involved in the telecommunications sector since the beginning of his career: from 1993 to 1994, he worked as assistant to the CEO of France Telecom at its Milan office. In 1995, he took on the role of Marketing Manager at Cable & Wireless Italia, while in 1996 he joined Infostrada S.p.A. as Head of Business Development, where he returned in 1998 to take up the position of Marketing Director, after a year’s experience at the Boston Consulting Group.

Pasquale Junior Natuzzi is the Chief Project Division Officer. He is responsible for the development of the Natuzzi’s Contract & Trade division, which offers tailor-made solutions for private clients and prestigious developers, enhancing residential architecture and interiors worldwide. Previously, he served as Chief Brand Officer of Natuzzi Italia and Chief Creative Officer of the Group, launching a new brand strategy that led to the development of new products (also as a result of collaborations with internationally renowned designers) aimed at transforming the Company from a furniture player to a lifestyle brand. He is a member of the National Council of Assarredo, the Italian Association representing furniture companies, and oversees the FederLegnoArredo Sustainability Task Force (design, sustainability, and synergies for the leadership of the Italian wood/furniture sector). He is the son of Pasquale Natuzzi. Since April 11, 2026, he also serves as Chief Commercial Officer of the Group and, since May 1, 2026, also President & CEO North Americas ad interim.

Daniele Tranchini is the Chief Marketing & Communication Officer of the Group. He started his professional career at JWT, where he worked for the agency’s major clients and gained significant experience in the consumer goods, services and retail sectors. From 2004 to 2007, he held the position of Chief Global Sales & Marketing Officer at Natuzzi, before taking on external roles in the management of multinational marketing and communication agencies, first at the WPP Group and then at Publicis Groupe Moment. More recently, together with two partners, he founded Essential Brand Advisory, a consultancy specializing in marketing and communications consultancy, with a particular focus on innovation and sustainability strategies for brands.

Diego Babbo is the Chief Retail Officer of the Group. He started his professional career at McKinsey in 1999 as a Junior Consultant. From 2000 to 2002, he held the position of Retail Senior Buyer, responsible for the purchase of construction and maintenance materials for Kuwait Petroleum Italia S.p.A. In 2002, he joined Natuzzi and took part in the creation of the Retail project, with increasing responsibilities, first as Head of the Retail Design Team, then as Head of the Retail Development department and finally as Head of the Global Retail Division, in charge of the annual store opening plans of the Group’s brands (Natuzzi Italia, Natuzzi Editions and Divani&Divani by Natuzzi) and of the management of the retail operations at a worldwide level. Since May 1, 2026, he also serves as Vice President of Retail North America ad interim.

Codrin Coroama is the Chief Wholesale Officer of the Group. He is responsible for implementing the global sales strategy, managing the gallery network and ensuring the highest standards of customer experience and satisfaction. He is also responsible for overseeing the Grand Distribution business. The first important professional experience started in 2014 as co-founder of LaPizzeria, a successful restaurant chain in Romania, where he worked for 9 years. In 2015, he assumed the role of General Manager at FurnitureDivano in San Diego until 2017. In 2017, he joined the Natuzzi Group as Sales Manager in California & Hawaii. From 2020 to 2022, he served as the Natuzzi Italia Brand Sales manager for the North American Region. In 2022 he became Natuzzi UK country manager, until the end of that year. He returned to Natuzzi Group in May 2023 as the Global Gallery manager. In April 2024, he assumed the role of Chief Wholesale Officer.

Cosimina Ciccarone is the Regional Manager Europe (including the UK) of the Group. She joined the Group in 1997 starting from the Customer Service department. She took on roles of increasing responsibility in the commercial department, becoming Regional Manager APAC in 2019 up to March 2024.

Raffaele Pasqualicchio is the Regional Manager APAC of the Group. He graduated in Business Administration from Bocconi University in 2007 and joined the Group in 2009 as Product Manager. Over the years, he has held positions of increasing responsibility in merchandising and sales, particularly in key account management. In May 2024, he joined the APAC team as Commercial and Operational Planning Manager. In April 2025, he was appointed Regional Manager APAC.

Francesco Amendola is the Regional Manager Emerging Markets of the Group. He is a qualified interpreter and translator. He started his career with the Natuzzi Group in 2001 in the customer service department. Over time, he took on roles of increasing responsibility, becoming Manager of the Eastern Europe Area in 2012, Country Manager Eastern Europe, Russia, Nordics & Baltic and Benelux in 2016, until becoming Regional Manager Emerging Markets in 2023.

Rocco Rella is the Country Manager Italy and he joined the Group in September 2024, after five years at Original Marines S.p.A., where he held the position of International Sales, Marketing & E-Commerce Director. During his previous tenure at Natuzzi, Rocco held positions of increasing responsibility in the Retail and Marketing sectors. In particular, he served as Area Manager and Regional Marketing Manager for the Italian market, and in 2017 he was appointed Marketing Director for the Natuzzi Italia brand, a role in which he led global marketing initiatives until 2019.

Carlo Silvestri is the Chief Financial Officer of the Company, having joined the Group in 2022. With 20 years of experience, he has extensive international experience in luxury brands and is an expert in retail and wholesale logics. He started his career as Internal Auditor at Pirelli & C. S.p.A., where he gained experience in compliance audits in different countries and contexts. He then joined Dolce & Gabbana, first as Group Internal Auditor and then as Asia Pacific Finance & Admin Director at Dolce & Gabbana Hong Kong Ltd. In 2013, he joined the Ferragamo Group as Chief Financial Officer & Retail Excellence Director for Ferragamo Asia, with full responsibility for finance and administration, legal, logistics and IT functions. From 2020, he also took on the responsibility of General Manager for Ferragamo Retail in Hong Kong & Macao, which allowed him to directly influence the retail excellence of the store network in Asia. He holds a degree from Bocconi University and a master’s degree in management and risk control from ISTUD.

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

Nicola Internullo is the Chief HR, Organization & Legal Officer of the Group. He joined the Company in September 2024 as HR Head for Commercial Department and, since January 2026, has served as Chief HR, Organization & Legal Officer in Natuzzi. Previously, he held several leadership roles in multinational companies. He started his career at L’Oréal Italia S.p.A. in 2006 as HR Talent Acquisition & Employer Branding Manager. He later joined Prada Group and Loro Piana S.p.A. (LVMH), where he led key HR initiatives and strategic projects as VP HR Americas. After leaving Loro Piana S.p.A., he joined O’Gara Coach as Chief People Officer and subsequently Burberry Group plc, where he served as VP HR Americas.

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

Aggregate compensation paid by the Group to the directors and senior executive officers was approximately €4.0 million in 2025.

The base compensation recognised in 2025 to each member of the Board of Directors as member of the Board of Directors is set forth below:

Name	Yearly Base Compensation
Pasquale Natuzzi	€-
Pasquale Junior Natuzzi	€25,000.00
Antonia Isabella Perrone	€25,000.00
Marco Caneva	€37,500.00
Giuseppe Antonio D’Angelo	€37,500.00
Alessandro Musella	€35,000.00
Gilles Bonan	€27,500.00
Pietro Labriola	€25,000.00

Mr. Antonio Achille, in his capacity as a member of the board of directors, received a pro-rata base compensation of €215,833.00 in respect of the first seven months of service during the financial year ended December 31, 2025.

At the meeting of the Company’s Board of Directors held on July 29, 2025, Mr. Pasquale Natuzzi declared that he would waive any compensation until the end of his term of office.

As in 2024, the Company has decided to suspend the payment of any form of bonus linked to the management by objectives (MBO) incentive system for the year 2025, due to economic and business conditions.

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

For further information on the terms of the SOP see the Natuzzi 2022-2026 Stock Option Plan filed as Exhibit 4.12 to this Annual Report.

In July 2022, the Company granted stock options to certain key employees of the Group for the purchase of a total of 2,812,560 Ordinary Shares (equivalent to 562,512 ADSs) and increased its share capital from €54,853,045 to €55,073,045. As at December 31, 2022, one beneficiary exercised the vested portion of its options by subscribing for 220,000 Ordinary Shares (equal to 44,000 ADSs) at the exercise price of €1.00 per Ordinary Share (equal to €5.00 per ADS), and paying the applicable purchase price partly in 2022 and partly in 2023.

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

During 2025, the remaining two beneficiaries forfeited their vested stock options upon resigning from the Company. Consequently, as at December 31, 2025, no beneficiary held any outstanding stock options under the SOP.

Statutory Auditors

During 2025, the Company’s statutory auditors received approximately €0.2 million in compensation in the aggregate for their services to the Company and its Italian subsidiaries.

At the Company’s annual general shareholders’ meeting on May 28, 2025, the following individuals were elected to the Company’s board of statutory auditors for a three-year term. The board consists of three members, one of which is the chairman, and two alternates. None of our statutory auditors is party to a contract with the Company that would entitle such person to benefits upon the termination of service as a statutory auditor.

Name	Position
Ferdinando Parente	Chairman
Francesco Campobasso	Member
Alberto Longo	Member
Michele Loizzo	Alternate
Vito Plantone	Alternate

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

Employees

The following table illustrates the breakdown of the Group’s employees by qualification and location for the periods indicated:

	As of December 31			Change	Change
Qualification	2025	2024	2023	2025/2024	2024/2023
Top managers	33	31	37	2	(6)
Middle managers	187	185	201	2	(16)
Clerks	672	674	733	(2)	(59)
Laborers	2,301	2,315	2,616	(14)	(301)
Total	3,193	3,205	3,587	(12)	(382)

	As of December 31			Change	Change
Location	2025	2024	2023	2025/2024	2024/2023
Italy	1,935	1,974	2,008	(39)	(34)
Outside Italy	1,258	1,231	1,579	27	(348)
Total	3,193	3,205	3,587	(12)	(382)

The figures set forth above include employees of Natuzzi Vietnam JSC, which came under the control of the Group in 2025.

In 2025, 47 workers left the Company, of whom 45 departed voluntarily.

In July 2023, the Company, the relevant trade unions and Italian authorities signed the Early Retirement Agreement, allowing the Company, among other things, to benefit from CIGS for up to 875 workers employed at various plants of the Group until June 30, 2025. In January 2025, the 2015 Solidarity Facility was further extended until October 31, 2025, and in June 2025 the Company, the relevant trade unions and Italian authorities signed the 2025 Solidarity Facility until April 30, 2026. In November 2025, the Company, the relevant trade unions and Italian authorities agreed to i) terminate the 2025 Solidarity Facility effective as of October 31, 2025 and ii) enter into the 2025 CIGS Agreement, allowing the Company to access CIGS for up to 805 workers until December 31, 2025. The 2025 CIGS Agreement has been extended until December 31, 2026, allowing the Company to access CIGS for up to 794 workers.

Share Ownership

Mr. Pasquale Natuzzi, founder of the Company, Executive Chairman of the Board of Directors and Chief Executive Officer ad interim, as of the date of this Annual Report, beneficially owns an aggregate amount of 30,967,521 Ordinary Shares, representing 56.2% of the Ordinary Shares outstanding (61.3% of the Ordinary Shares outstanding if the 5.1% of the Ordinary Shares owned by the Natuzzi Family are aggregated).

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

These two purchases, carried out for investment purposes, brought the number of Ordinary Shares beneficially owned by each of Mr. Natuzzi and INVEST 2003 S.r.l. to 30,967,521 (representing 56.2% of the Ordinary Shares outstanding).

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

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares by our directors and senior executive officers as of the date of this Annual Report.

Name and Address of Directors and Senior Executive Directors*	No. of Ordinary Shares	% of Ordinary Shares
Pasquale Natuzzi(1)	30,967,521	56.2%
Giuseppe Antonio D’Angelo(2)	20	0.0%
Pierangelo Colacicco(3)	560	0.0%

* The business address of our directors and senior executive officers is Via Iazzitiello 47, 70029, Santeramo in Colle, Bari, Italy.

(1) Represents 30,217,521 Ordinary Shares held directly and the residual 750,000 Ordinary Shares held in the form of 150,000 ADSs.

(2) Represents 20 Ordinary Shares held in the form of 4 ADSs.

(3) Represents 560 Ordinary Shares held in the form of 112 ADSs.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth information, as of the date of this Annual Report, with respect to each person who beneficially owns 5% or more of the Company’s Ordinary Shares or ADSs:

	Number of Ordinary Shares owned	Percent owned
Pasquale Natuzzi (1)	30,967,521	56.2%
Mr. David L. Kanen (2)	10,810,680	19.6%

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
(2)
Aggregate amount beneficially owned by Kanen Wealth Management LLC (“KWM”) based on the Form 13F for the quarter ended December 31, 2025, filed by KWM with the SEC on February 18, 2026. Mr. Kanen is the president and portfolio manager of KWM.

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

As of December 31, 2025, the Company’s share capital, which is totally authorized and issued, is composed of 55,073,045 ordinary shares with par value of Euro 1 each, for a total of Euro 55,073 thousand.

As of March 31, 2026, there were 4,406,652 ADSs (equivalent to 22,033,260 Ordinary Shares) outstanding. The ADSs represented 40.0% of the total number of Natuzzi Ordinary Shares issued and outstanding.

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

Related Party Transactions

The table below sets forth, in millions of Euro, information about transactions entered into with associates, joint ventures and other related parties as at December 31, 2025 and 2024. See Note 45 to the Consolidated Financial Statements for further details.

	31/12/2025	31/12/2024
Income	33.2	34.6
Cost	—	—
Dividends received	2.0	—
Amount owned by related parties	8.0	8.5
Amount due to related parties	—	—

The table below sets forth, in millions of Euro, information about transactions entered into with directors of the Group as at December 31, 2025 and 2024. See Note 45 to the Consolidated Financial Statements for further details.

	31/12/2025	31/12/2024
Income	3.5	3.1
Cost	4.4	4.8
Amount owned by related parties	0.8	0.9
Amount due to related parties	1.0	0.7

In light of the extraordinary challenges imposed by COVID-19 on the Group, on February 28, 2020, the Company’s majority shareholder entered into an agreement with it setting forth its undertaking, should the Company so request, to make advance payments of up to €15.0 million to satisfy the subscription price of a future rights issue. On February 28, 2020, the Company requested an initial payment of €2.5 million which it received on March 2, 2020. Therefore, as at December 31, 2023, the amount of €2.5 million to be paid back to the majority shareholder has been included in the caption “Other payables” of the statement of financial position. On April 9, 2024, a new agreement was executed, terminating the previous agreement entered into on February 28, 2020 and converting the aforementioned €2.5 million into a loan agreement effective from March 31, 2024, with maturity on March 31, 2027, and subject to an interest rate of 2.5%. As at December 31, 2025, the outstanding debt amounts to €2.4 million. See Notes 20 and 45 to the Consolidated Financial Statements.

On November 21, 2025, the Company entered into a Credit Facility Agreement with INVEST 2003 S.r.l. to support the Company’s financial needs in connection with the implementation of its industrial restructuring plan. Under the Credit Facility Agreement, INVEST 2003 S.r.l. committed to make available to the Company an interest-free loan of up to €15.0 million, in one or more tranches upon the Company’s request, until December 31, 2026. Any disbursed loan tranches may be converted into equity contributions in the event of a future capital increase resolved by the Company; in the absence of such a capital increase, any disbursed amounts shall be repayable by December 31, 2028. The Company requested and received two tranches of €5.0 million each—on November 27, 2025 and on December 18, 2025, respectively—for an aggregate amount of €10.0 million. On March 31, 2026, the Company and INVEST 2003 S.r.l. entered into a further agreement pursuant to which the total outstanding amount owed by the Company to INVEST 2003 S.r.l. as at that date, amounting to €12.5 million in aggregate (comprising the €2.5 face value million principal outstanding under the loan agreement entered into on April 9, 2024 and the €10.0 million disbursed under the Credit Facility Agreement), was irrevocably reclassified as an advance payment on account of a future capital increase (versamento in conto futuro aumento di capitale) (the “Reclassification Agreement”). See Notes 20 and 45 to the Consolidated Financial Statements. A copy of the Credit Facility Agreement and a copy of the Reclassification Agreement are attached as Exhibit 4.7 and Exhibit 4.8, respectively, to this Annual Report.

Additionally, on March 25, 2025, Natuzzi Americas, a wholly-owned U.S. subsidiary of the Company, entered into a sale and purchase agreement with The Steel Vessel Corporation, a Delaware corporation affiliated with the Company’s majority shareholder, pursuant to which Natuzzi Americas transferred the ownership of the property located in High Point, North Carolina, USA (including, without limitation, the land, all buildings, structures and improvements thereon, all rights, privileges and easements appurtenant thereto, all mechanical systems, business records, advertisements and equipment, and other related intangible assets) to The Steel Vessel Corporation, for a total consideration of U.S.$12.1 million (€11.6 million). A preliminary agreement was entered into between the same parties on October 17, 2024, pursuant to which U.S.$3.8 million (€3.5 million) was deposited by The Steel Vessel Corporation with Natuzzi Americas as earnest money. The remaining balance of U.S.$8.3 million (€8.1 million) was collected by Natuzzi Americas on the date of the closing agreement, March 25, 2025. Subsequent to the sale of the High Point property, on the same date of March 25, 2025, the same parties entered into a lease agreement pursuant to which The Steel Vessel Corporation, as lessor, leased the High Point property to Natuzzi Americas, as lessee. The lease has a term of 9 years and 9 months, expiring on December 31, 2034, and an annual rent of U.S.$0.7 million (€0.7 million). Natuzzi Americas will continue to sublease portions of the High Point building that it does not intend to use for the Group’s needs. The transaction was reviewed by the Company’s Related

Parties Committee, in compliance with the Group’s Related Parties Policy, which determined that the sale price offered by The Steel Vessel Corporation represented fair value, based on a third-party appraisal carried out in October 2024. See Notes 7, 45 and 46 to the Consolidated Financial Statements included in this Annual Report. A copy of the sale and purchase agreement and a copy of the lease agreement are attached as Exhibit 4.9 and Exhibit 4.10, respectively, to this Annual Report.

In June 2024, Natuzzi Singapore granted a loan of U.S.$ 1.4 million to TTF, a minority shareholder of Natuzzi Singapore, for a 12-month term, renewable for an additional 12 months. The agreed interest rate, set at U.S.$ 1-Month Libor minus 0.25%, matches the interest rate Natuzzi Singapore would have obtained from a bank deposit. In August 2025, such loan was renewed for an additional 12-month term. See Notes 17 and 45 to the Consolidated Financial Statements included in this Annual Report.

Other than the foregoing transactions, neither the Company nor any of its subsidiaries was a party to a transaction, nor have granted, or have been granted, any loans, with a related party that was material to the Company or the related party, or any transaction that was unusual in its nature or conditions, involving goods, services, or tangible or intangible assets, nor is any such transaction presently proposed. For further details on related party transactions, see Note 45 to the Consolidated Financial Statements.

ITEM 8. FINANCIAL INFORMATION

Consolidated Financial Statements

Please refer to “Item 18. Financial Statements” of this Annual Report.

Export Sales

Sales of upholstery products manufactured in Italy and sold outside Italy totaled €123.1 million in 2025, up 35.8% from €90.6 million in 2024, primarily due to the shift of production from the Group’s Chinese operations to Italy. See “Item 4. Information on the Company—Manufacturing.” This figure represents 47.2% of the Group’s 2025 net leather and fabric-upholstered furniture sales (33.2% in 2024).

Legal and Governmental Proceedings

The Group is involved in legal and tax proceedings, including several minor claims and legal actions, arising in the ordinary course of business. The provision recorded against these claims is €3.3 million as of December 31, 2025 (€5.9 million as of December 31, 2024). See “Item 3. Key Information—Risk factors” and Note 26 to the Consolidated Financial Statements.

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

Dividends

Since the result attributable to the owners of the Company for the financial year ended December 31, 2025 was negative, the Company has decided not to distribute any dividend for the year ended December 31, 2025. The Group has also not paid dividends in any of the prior three fiscal years.

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

On December 26, 2018 the Company received notice from the NYSE that the Company was no longer in compliance with one of the NYSE’s continued listing standards for a listed company, particularly, the average closing price of the Company’s ADSs was less than U.S.$1.00 over a consecutive 30-trading day-period. The Company notified the NYSE on December 27, 2018 of its intention to cure this deficiency within the prescribed timeframe.

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

On April 7, 2020 the Company received notice from the NYSE that the Company was no longer in compliance with one of the NYSE’s continued listing standards for a listed company because the average closing price of the Company’s ADSs was less than U.S.$1.00 over a consecutive 30-trading day-period (the “Dollar Price Standard”). The NYSE notified the Company that its ADSs would be delisted if it was not able to comply with the Dollar Price Standard within the applicable period. The Company regained compliance with the Dollar Price Standard on July 2, 2020.

In addition, from March 17, 2020 to August 12, 2020, the Company was not in compliance with the NYSE’s continued listing standard set forth in Section 802.01(b) of the NYSE Listed Company Manual, which requires the Company to maintain an average global market capitalization of not less than U.S.$15 million over a consecutive 30-trading day period (the “Capitalization Standard”). On August 12, 2020, the Company was notified by the NYSE that, since the Company’s average market capitalization was above U.S.$15 million over a consecutive 30-trading day period, the Company was no longer at an immediate risk of suspension and delisting. The NYSE will continue to monitor the average market capitalization daily to ensure compliance with Capitalization Standard. As of May 6, 2026, the Company’s market capitalization was U.S.$ 32.1 million.

Furthermore, on January 6, 2026, the Company received notice from the NYSE that the Company was no longer in compliance with one of the NYSE’s continued listing standards for a listed company because its 30 trading-day average market capitalization and its last reported stockholders’ equity as of September 30, 2025 were each below $50 million. As of January 5, 2026, the Company’s 30 trading-day average market capitalization was approximately U.S.$27.3 million and its last reported stockholders’ equity as of September 30, 2025 was approximately €39.3 million (or U.S.$46.1 million at an exchange rate of U.S.$1.1734 per €1.00). Following receipt of the notice, on February 5, 2026, the Company disclosed to the market that it was considering available alternatives to cure the deficiency and regain compliance with the applicable continued listing standards and, on February 18, 2026, notified the NYSE accordingly. On April 6, 2026, the Company submitted a plan of compliance to the NYSE demonstrating how the Company intends to regain compliance with the NYSE’s continued listing standards within 18 months of receipt of the notice. The plan of compliance is currently under review by the NYSE. Within 45 days of receipt of the plan of compliance, the NYSE will either accept the plan, in which case the Company will be subject to semi-annual monitoring for compliance with such plan, or reject the plan, in which case the Company will be subject to suspension and delisting proceedings by the NYSE.

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

At the extraordinary shareholders’ meeting of the Company held on July 1, 2022, the shareholders, among other things and pursuant to Article 2443 of the Civil Code, granted to the Company’s board of directors the right to carry out, within five years from the registration of the aforementioned resolution in the Companies’ Registry, an increase in the share capital of the Company with consideration (“a titolo oneroso”), in one or more tranches, up to a maximum amount of €5,485,304, with the exclusion of pre-emption rights pursuant to Article 2441, paragraph eight, of the Civil Code, to be carried out in connection with the stock option plan named “Natuzzi 2022-2026 Stock Option Plan” for the benefit of the employees of the Company and other Group companies. As at December 31, 2025, the Company’s share capital, which is totally authorized and issued, is composed of 55,073,045 ordinary shares with par value of Euro 1 each, for a total of Euro 55,073 thousand. The share capital increase derives from the subscription of 220,000 shares by one of the beneficiaries of the stock option plan approved by the Company in July 2022. For further information regarding the stock option plan, see Notes 19 and 24 to the Consolidated Financial Statements.

On December 16, 2025, following the approval of the Company’s unaudited financial statements for the nine months and third quarter ended September 30, 2025, the board of directors noted that the Company had incurred losses resulting in a reduction of its share capital by more than one-third, thereby triggering the obligations set forth in Article 2446 of the Civil Code, which requires the board of directors of Italian joint-stock companies (società per azioni) to promptly convene a shareholders’ meeting to take appropriate actions. Notwithstanding the foregoing, the Company continues to operate in the ordinary course of business and any nominal reduction of its share capital is not expected to affect the Company’s ability to pursue its objectives or implement its restructuring plan. Accordingly, at the shareholders’ meeting held on February 16, 2026, the Company’s shareholders resolved to postpone any decision regarding the reduction of share capital pursuant to Article 2446 of the Civil Code to the shareholders’ meeting to be called to approve the Company’s stand-alone financial statements for the year ended December 31, 2025.

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
—
The Securitization Program with Muttley S.r.l., an affiliate of Intesa Sanpaolo S.p.A., for the factoring of export-related financial receivables, dated July 22, 2020, as amended on July 25, 2025 and on January 14, 2026 (the “Securitization Program Amendments”). The Securitization Program and the Securitization Program Amendments are attached as Exhibit 4.2 and Exhibit 4.3, respectively, to this Annual Report.
—
On July 11, 2023, the Company, the relevant trade unions and Italian authorities signed an agreement that provides for (i) early retirement for employees who are within 60 months of reaching retirement age, (ii) the hiring of new employees, (iii) the implementation of training programs and (iv) access to the CIGS for redundant employees. As a result, among other things, the Company was allowed to benefit from CIGS for up to 875 workers employed at various plants of the Group until June 30, 2025. This agreement is attached as Exhibit 4.4 to this Annual Report.
—
On November 5, 2025 the Company, along with trade unions and Italian relevant authorities, entered into an agreement (the “2025 CIGS Agreement”) enabling the Company to benefit from CIGS for up to 805 workers employed for the period from November 1, 2025 to December 31, 2025. On January 27, 2026, the 2025 CIGS Agreement has been further extended, allowing the Company to benefit from CIGS for up to 794 workers until December 31, 2026. This agreement is attached as Exhibit 4.5 to this Annual Report.
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
—
On November 21, 2025, the Company entered into a Credit Facility Agreement with INVEST 2003 S.r.l. to support the Company’s financial needs in connection with the implementation of its industrial restructuring plan. Under the Credit Facility Agreement, INVEST 2003 S.r.l. committed to make available to the Company an interest-free loan of up to €15.0 million, in one or more tranches upon the Company’s request, until December 31, 2026. Any disbursed loan tranches may be converted into equity contributions in the event of a future capital increase resolved by the Company; in the absence of such a capital increase, any disbursed amounts shall be repayable by December 31, 2028. The Company requested and received two tranches of €5.0 million each—on November 27, 2025 and on December 18, 2025, respectively—for an aggregate amount of €10.0 million. This agreement is attached as Exhibit 4.7 to this Annual Report.
—
On March 31, 2026, the Company and INVEST 2003 S.r.l. entered into an agreement pursuant to which the total outstanding amount owed by the Company to INVEST 2003 S.r.l. as at that date, amounting to €12.5 million in aggregate (comprising the €2.5 face value million principal outstanding under the loan agreement entered into on April 9, 2024 and the €10.0 million disbursed under the Credit Facility Agreement), was irrevocably reclassified as an advance payment on account of a future capital increase (versamento in conto futuro aumento di capitale). This agreement is attached as Exhibit 4.8 to this Annual Report.
—
On March 25, 2025, Natuzzi Americas, a wholly-owned U.S. subsidiary of the Company, entered into a sale and purchase agreement with The Steel Vessel Corporation, a Delaware corporation affiliated with the Company’s majority shareholder, pursuant to which Natuzzi Americas transferred the ownership of the property located in High Point, North Carolina, USA (including, without limitation, the land, all buildings, structures and improvements thereon, all rights, privileges and easements appurtenant thereto, all mechanical systems, business records, advertisements and equipment, and other related intangible assets) to The Steel Vessel Corporation, for a total consideration of U.S.$12.1 million (€11.6 million). This agreement is attached as Exhibit 4.9 to this Annual Report.
—
On March 25, 2025, Natuzzi Americas, a wholly-owned U.S. subsidiary of the Company, entered into a lease agreement with The Steel Vessel Corporation, a Delaware corporation affiliated with the Company’s majority shareholder, pursuant to which The Steel Vessel Corporation, as lessor, leased the High Point property to Natuzzi Americas, as lessee. The lease has a term of 9 years and 9 months, expiring on December 31, 2034, and an annual rent of U.S.$0.7 million (€0.7 million). This agreement is attached as Exhibit 4.10 to this Annual Report.
—
On January 29, 2026, the Company entered into an agreement with E25E S.r.l., pursuant to which the Company transferred to E25E S.r.l. a business unit (including all profits, charges and risks associated therewith) comprising six photovoltaic plants for the production of energy from solar sources, located in the municipalities of Santeramo in Colle, Matera and Laterza. The transfer includes the right of superficies (diritto di superficie) in respect of the photovoltaic plants and has a term expiring on December 31, 2046. The aggregate consideration for the transfer amounts to €7.115 million (comprising €0.345 million attributable to immoveable property component, €0.780 million to movable property component and €5.990 million to goodwill), which was paid in full on the date of the deed. No employees of the Company were assigned to or employed in the transferred business unit. This agreement is attached as Exhibit 4.11 to this Annual Report.

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

Individuals, non-profit entities and partnerships that are residents of Italy must disclose on their annual tax returns all investments and financial assets held outside Italy. Such obligation lies also on the aforesaid resident taxpayers who, even if they do not directly own investments and financial assets held abroad, qualify as “beneficial owner” of the same. No such tax disclosure is required in respect of securities deposited for management with qualified Italian financial intermediaries and in respect of contracts entered into through their intervention, provided that the items of income derived from such foreign financial assets are subjected to withholding tax or substitute tax through the intervention of the same intermediaries. Corporate residents of Italy are exempt from these tax disclosure requirements with respect to their annual tax returns because this information is required to be disclosed in their financial statements.

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

The U.S. dollar amount of dividends received by an individual with respect to the Ordinary Shares or ADSs will be subject to taxation at reduced rates if the dividends are “qualified dividends”. Subject to certain exceptions for short-term and hedged positions, dividends paid on the Ordinary Shares or ADSs will be treated as qualified dividends if (i) the Company is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The Income Tax Convention has been approved for the purposes of the qualified dividend rules, and the Company believes it is eligible for the benefits of the Income Tax Convention. Based on the Company’s financial statements and relevant market and shareholder data, the Company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2024 or 2025 taxable year. In addition, based on the Company’s financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC for its 2026 taxable year.

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

A U.S. Holder generally will not be entitled to credit any Italian tax imposed on the sale or other disposition of the shares against such U.S. Holder’s U.S. federal income tax liability, except in the case of a U.S. Holder that consistently elects to apply a modified version of the U.S. foreign tax credit rules that is permitted under the temporary guidance discussed above and complies with the specific requirements set forth in such guidance. Additionally, capital gain or loss recognized by a U.S. Holder on the sale or other disposition of the shares generally will be U.S. source gain or loss for U.S. foreign tax credit purposes. Consequently, even if the withholding tax qualifies as a creditable tax, a U.S. Holder may not be able to credit the tax against its U.S. federal income tax liability unless such credit can be applied (subject to generally applicable conditions and limitations) against tax due on other income treated as derived from foreign sources. If the Italian tax is not a creditable tax, the tax would reduce the amount realized on the sale or other disposition of the shares even if the U.S. Holder has elected to claim a foreign tax credit for other taxes in the same year. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit rules to a sale or other disposition of the shares and any Italian tax imposed on such sale or disposition.

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

Based on the financial statements and relevant market and shareholder data, the Company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2025 taxable year. In addition, based on the Company’s financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC for its 2026 taxable year or the foreseeable future. However, the determination of whether the Company is a PFIC must be made annually based on the facts and circumstances at that time, including the valuation of its assets, including goodwill and other intangible assets (which may be determined, in part, by reference to the market price of ADSs, which could be volatile). Accordingly, the Company cannot be certain that it will not be a PFIC in the current year or in future years. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax considerations if the Company is classified as a PFIC.

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

Italian Financial Transaction Tax — The IFTT would apply on the transfer of Ordinary Shares or ADSs in 2026.

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

As of January 1, 2026, the IFTT applies at a rate of 0.4% for over-the-counter transactions, reduced to 0.1% for trades executed on a regulated market or multilateral trading facility established in States or territories allowing an adequate exchange of information with the Italian tax authorities. The New York Stock Exchange should qualify as a regulated market for such purposes.

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

However, a number of exemptions apply, including with respect to trades of securities issued by companies having an average market capitalization lower than €500 million in the month of November of the year preceding the year in which the trade takes place. Companies, the securities of which are listed on a foreign regulated market, and which could benefit from this exemption, such as the Company, need a confirmation from the Italian Ministry of Economy and Finance: such companies must communicate their market capitalization for each tax year to the Ministry, which will then prepare a list of the companies in relation to which the exemption applies. Since the Company has not been included in the list issued by the Italian Ministry of Economy and Finance of companies having an average market capitalization lower than €500 million in the month of November 2025, the IFTT would not apply on transfers of Ordinary Shares or ADSs made in 2026.

EU Financial Transaction Tax — On February 14, 2013, the European Commission proposed the implementation of the EU FTT (see “Item 3. Key Information—Risk Factors”) that may also apply to the transfer of Ordinary Shares and ADSs by a U.S. resident. This directive has been modified by the European Commission. Moreover, the implementation of the proposed EU FTT may also affect the IFTT, as described above. However, the related EU directive has not yet been enacted and the European Commission has recently announced that it intends to withdraw the EU FTT proposal.

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

Specified Foreign Financial Assets — Certain U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of U.S.$50,000 on the last day of the taxable year or U.S.$75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. Holders who fail to report the required information could be subject to substantial penalties. You should consult your own tax advisors concerning the application of these rules to your particular circumstances.

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

Exchange Rate Risk — The Group’s foreign exchange rate risk in 2025 arose principally in connection with sales denominated in U.S. dollars, British pounds, Euro (for the Company’s subsidiary located in Eastern Europe), Australian dollars and Japanese yen, as well as in connection with Chinese yuan, Romanian leu, Brazilian reais, Mexican pesos, Vietnamese dong, and Russian rubles, for the Company’s subsidiaries operating in currencies other than the Euro.

As of December 31, 2025, the Company was a party to a number of currency forward contracts, all of which are designed to hedge future cash flows from accounts receivables and sales orders denominated in different currencies, net of expected outflows from trade payables. The Group does not use such foreign exchange contracts for speculative trading purposes. As of December 31, 2025 and 2024, the notional amount in Euro terms of all of the Group’s outstanding currency forward contracts totaled €12.8 million and €12.7 million, respectively.

The tables below summarize (in thousands of Euro equivalent) the contractual amounts of currency forward contracts intended to hedge future cash flows from accounts receivable and sales orders, net of expected outflow from trade payables, as of December 31, 2025 and 2024:

	December 31,
	2025	2024
U.S. dollars	3,434	5,515
British pounds	3,414	4,304
Euro	4,850	2,416
Australian dollars	592	369
Mexican pesos	422	—
Japanese yen	113	124
Total	12,825	12,728

The currency forward contracts denominated in Euro are used by the Group’s Romanian subsidiary to hedge its net collections in Euro vs. RON.

All of these forward contracts had various maturities extending through April 2026.

As of December 31, 2025, these forward contracts had a net unrealized gain of €0.1 million, compared to a net unrealized loss of €0.2 million as of December 31, 2024. The Group recorded this amount in “net exchange rate gains/(losses)” in its Consolidated Financial Statements.

The following tables present information regarding the contract amount in thousands of Euro equivalent and the estimated fair value of all of the Group’s foreign exchange contracts: contracts with unrealized gains are presented as “assets” and contracts with unrealized losses are presented as “liabilities.”

	December 31, 2025		December 31, 2024
	Contract Amount	Unrealized gains (losses)	Contract Amount	Unrealized gains (losses)
Assets	8,767	76	2,909	24
Liabilities	4,058	(19)	9,819	(268)
Total	12,825	57	12,728	(244)

As of December 31, 2025, the potential loss in fair value of all of the Group’s forward contracts outstanding that would have resulted from a hypothetical, instantaneous and unfavorable 10% change in currency exchange rates would have been approximately €1.3 million.

For the accounting of transactions entered into in an effort to reduce the Group’s exchange rate risks, see Notes 4(s) and 32 to the Consolidated Financial Statements. For further details about the Group’s exposure to currency risk, see Note 33(C)(iv) to the Consolidated Financial Statements.

Interest Rate Risk — To a significantly lesser extent, the Group is also exposed to interest rate risk. As of December 31, 2025, the Group had €52.5 million (equivalent to 19.3% of the Group’s total assets as of the same date) in debt outstanding (Bank overdrafts and short-term borrowings plus long-term debt, including the current portion of such debt), 58.4% of which is subject to floating interest rates. See Notes 20, 28 and 33(C)(iv) to the Consolidated Financial Statements.

The potential increase in interest expenses on the Group’s total debt (bank overdrafts and long-term debt, including their current portion) that would have resulted from a hypothetical, instantaneous and unfavorable 1.0% increase in the interest rates of the Group’s total debt outstanding as of December 31, 2025 would have been approximately €0.6 million.

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

Persons depositing or withdrawing shares must pay:	For:

U.S.$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Depositing or substituting the underlying shares • Selling or exercising rights • Cancellation of ADSs for the purpose of withdrawal, including if the Deposit Agreement terminates

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

Fees payable by the Depositary to the Company

i) Fees incurred in past annual period — From January 1, 2025 to December 31, 2025, the Depositary waived a total of U.S.$250.00 in administrative fees for routine corporate actions including services relating to Natuzzi’s annual general meeting of shareholders.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures — The Company carried out an evaluation under the supervision and with the participation of Company’s management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)) as of December 31, 2025. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of controls and procedures and the Company’s management necessarily was required to apply its judgment in evaluating the cost benefit relationship of possible controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives, and, if any, detecting instances of fraud.

Further, it should be noted that the Company has investments in certain non-consolidated entities. As the Company does not control or manage these entities, its disclosure controls and procedures with respect to such entities are necessarily more limited than those it maintains with respect to its consolidated subsidiaries.

Based on the Company’s evaluation of its disclosure controls and procedures, our Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were ineffective, due to the Company’s late filing of its Annual Report on Form 20-F for the year ended December 31, 2025 to provide reasonable assurance that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s applicable rules and forms, and that it is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control Over Financial Reporting — The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board. Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Even when determined to be effective, they can provide only reasonable assurance regarding the reliability of financial reporting and the preparation and presentation of financial statements. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. To assess the effectiveness of the Company’s internal control over financial reporting, Company’s management, including its Chief Executive Officer and Chief Financial Officer, used the criteria described in “2013 Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management assessed the effectiveness of its internal control over financial reporting as of December 31, 2025. Based on such assessment, the Company’s management has concluded that as of December 31, 2025, the Company’s internal control over financial reporting was effective. The Company’s management has also concluded that there were no material weaknesses in the Company’s internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our independent registered public accounting firm is PricewaterhouseCoopers S.p.A. (“PWC”), headquartered in Milan, Italy. PCAOB ID: 00030.

PWC served as the Group’s principal independent registered public accounting firm for fiscal years 2025 and 2024, for which it audited the consolidated financial statements for the years ended December 31, 2025 and December 31, 2024 included in this Annual Report.

KPMG S.p.A. (“KPMG”) served as the Group’s principal independent registered public accounting firm for fiscal year 2023, for which it audited the consolidated financial statements for the year ended December 31, 2023 included in this Annual Report.

The following table sets forth the aggregate fees billed and/or billable to the Company by PWC in Italy and abroad during the fiscal years ended December 31, 2025 and December 31, 2024, for audit fees, audit–related fees, tax fees and all other fees for audit.

	2025	2024
	(Expressed in thousands of euros)
Audit fees	709	690
Audit-related fees	6	—
Tax fees	—	—
All other fees	—	—
Total fees	715	690

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

From January 1, 2025 to December 31, 2025 no purchases were made by or on behalf of the Company or any other affiliated purchaser of the Company’s Ordinary Shares or ADSs.

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

Our Practice — In February 2025, the Company’s board of directors approved the adoption of a compliance program to prevent certain criminal offenses, according to the Italian Decree 231/2001. The task of supervising the application of the compliance program requested by the above-mentioned Italian Decree has been entrusted to an autonomous supervisory body (“Organismo di Vigilanza”) that consists of three qualified members. In June 2022, the board of directors approved a new code of ethics that applies to all employees and officers of the Company, including the board of directors and the board of statutory auditors, the CEO, the CFO and principal accounting officer. Additionally, the Company has in place an insider trading policy, which applies to all employees, officers, directors of the Company. The Company believes that its code of ethics and the conduct and procedures adopted by the Company address the relevant issues contemplated by the NYSE standards applicable to U.S. companies noted above. The full text of our code of ethics and insider trading policy and information related to our organizational model pursuant to Italian decree 231/2001 may be found on our website at www.natuzzigroup.com. A copy of the insider trading policy is filed as Exhibit 11.1 to this Annual Report.

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

Courses are held on a biennial basis. In 2025, specialized training was provided to IT personnel responsible for cybersecurity activities, and additional training sessions were delivered to employees in sensitive positions. Further training sessions are planned to be conducted by 2027.

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

We also have contractual agreements with third-party providers to strengthen our security measures, such as engaging a 24/7 Security Operations Center (SOC) for monitoring network events, including threat intelligence analysis, to identify intrusion attempts or attacks on our corporate networks in real-time. We also collaborate with specialized companies to conduct vulnerability assessments and penetration tests. In 2025, we conducted an annual risk assessment, reviewing our risk profile and making informed decisions regarding technology and resource investments for cyber risk management based on the results of that assessment.

We adopt a risk-based approach to mitigate cyber threats associated with third parties, IT vendors and business partners who share IT systems or infrastructure components with our Group. To ensure that IT third parties have adequate cyber risk management processes in place, we require a SOC report from high-risk vendors.

Finally, we have implemented a disaster recovery process to ensure business continuity in the event that our key IT systems are compromised or rendered unavailable due to a cyber incident. In 2025 and up to the date of this Annual Report, no cyber threat has had or is reasonably likely to have a material impact on our business strategy, operating results, or financial condition.

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

In particular, the Chief Information Officer (CIO), Pierangelo Colacicco, and the Cybersecurity Manager, Michele De Palma, who is responsible for the Telecommunications & Cybersecurity function within the IT Department, play key roles in cybersecurity management. The CIO has thirty years of experience in IT at the Natuzzi Group and has held his current position since 2007, while the Cybersecurity Manager has held his role since 2022 and has over 16 years of experience as an IT Infrastructure & Networking Manager in various organizations. Both are involved in ensuring the security of the Company’s IT infrastructure on a daily basis.

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Natuzzi SpA

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Natuzzi SpA and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company incurred recurring losses from operations, has a net negative working capital and, in 2025, cash outflows from operating activities, and needs additional fundings to support its operations and has stated that these events or conditions indicate that a material uncertainty exists that may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) on the Company’s ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

Impairment Assessment of Property, Plant and Equipment of the Italian Upholstered Furniture Plant and Right-of-Use Assets of Certain Directly Operated Retail Stores

As described in Notes 4, 8, and 9 to the consolidated financial statements, the Company’s consolidated property, plant and equipment (PP&E) balance was €64.1 million and the right-of-use assets (ROU) balance was €33.6 million as of December 31, 2025. Related to PP&E, there was an impairment loss of €2.6 million and no reversal for the year ended December 31, 2025. Related to ROU, there was an impairment loss of €3.6 million, an impairment reversal of €0.7 million, and a net impairment expense of €2.9 million for the year ended December 31, 2025. For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or cash generating units (CGUs). The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. Value in use is based on the estimated future cash flows, discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. The key assumptions used in estimating the value in use include the annual sales growth rates used to project expected revenues for the period 2026-2028, the weighted average cost of capital rates and the long-term growth rates, all of which were determined at the CGU level. The fair value less costs of disposal was supported by appraisals performed by independent third-party valuation specialists. The fair value of land and buildings has been derived by reference to observable market evidence for comparable properties, adjusted to reflect the specific attributes and characteristics of the subject asset. The fair value of plant and machinery has been derived by using the depreciated replacement cost method.

The principal considerations for our determination that performing procedures relating to the impairment assessment of PP&E of the Italian upholstered furniture plant and ROU assets of certain directly operated retail stores is a critical audit matter are (i) the significant judgment by management when estimating the recoverable amounts; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence related to the weighted average cost of capital rates, annual sales growth rates, long-term growth rates, appraisals performed and observable market evidence for comparable properties; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others: (i) testing management’s process for estimating the recoverable amount of PP&E of the Italian upholstered furniture plant and ROU assets of certain directly operated retail stores; (ii), evaluating the appropriateness of the methodology used to determine the recoverable amounts; (iii) testing the completeness, accuracy, and relevance of underlying data used in the models; and (iv) evaluating the reasonableness of the significant assumptions used by management. As it relates to value-in-use, this included evaluating the reasonableness in estimating future cash flows related to the weighted average cost of capital rates, annual sales growth rates, and long-term growth rates. Evaluating the reasonableness of management’s assumptions related to annual sales growth rates and long-term growth rate involved evaluating whether the assumptions used were reasonable considering (i) consistency with external market and industry data, (ii) the current and past performance of the Company and (iii) whether the assumptions were consistent with evidence obtained in other areas of the audit. As it relates to fair value less costs of disposal, this included evaluating the reasonableness of appraisals performed and observable market evidence for comparable properties. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the value in use models, (ii) the reasonableness of the weighted average cost of capital rates assumption, (iii) evaluating the appropriateness of the valuation methodologies applied for the determination of the fair value less costs of disposal; and (iv) evaluating management’s process for allocating the impairment loss to individual assets of the Italian upholstered furniture plant.

/s/ PricewaterhouseCoopers SpA

Milan, Italy

May 15, 2026

We have served as the Company's auditor since 2024.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Natuzzi S.p.A.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of profit or loss, comprehensive income, changes in equity, and cash flows of Natuzzi S.p.A. and subsidiaries (the Company) for the year ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations of the Company and its cash flows for the year ended December 31, 2023, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

We served as the Company’s auditor from 2016 to 2024.

/s/ KPMG S.p.A.

Bari, Italy
April 30, 2024

Natuzzi S.p.A. and subsidiaries

Consolidated statements of financial position as at December 31, 2025 and 2024

(Expressed in thousands of euros except as otherwise indicated)

	December 31, 2025	December 31, 2024	Note
ASSETS
Non-current assets
Property, plant and equipment	64,114	74,189	8
Right-of-use assets	33,641	44,378	9
Intangible assets and goodwill	2,947	6,628	10
Equity-method investees	37,458	40,875	11
Other non-current receivables	4,981	6,124	12
Other non-current assets	1,766	1,749	13
Deferred tax assets	1,981	1,653	41
Total non-current assets	146,888	175,596
Current assets
Inventories	49,534	62,815	14
Trade receivables	32,508	32,819	15
Other current receivables	7,562	10,618	16
Other current financial receivables	4,121	1,348	17
Other current assets	4,991	5,073	13
Current income tax assets	1,758	1,642	41
Gains on derivative financial instruments	76	24	32
Cash and cash equivalents	20,320	20,322	18
Asset held for sale	1,105	8,767	7
Total current assets	121,975	143,428
TOTAL ASSETS	268,863	319,024
EQUITY
Share capital	55,073	55,073	19
Reserves	19,566	20,659	19
Retained earnings	(51,659)	(21,726)	19
EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY	22,980	54,006
Non-controlling interests	2,902	4,202
TOTAL EQUITY	25,882	58,208
LIABILITIES
Non-current liabilities
Long-term borrowings	23,095	14,188	20
Long-term lease liabilities	39,963	47,400	21
Other non-current debts	—	465	22
Employees’ leaving entitlement	11,482	11,646	24
Non-current contract liabilities	6,860	6,786	25
Provisions	5,957	7,791	26
Deferred income for government grants	9,983	11,036	27
Other non-current liabilities	1,386	2,160	23
Deferred tax liabilities	5	998	41
Total non-current liabilities	98,731	102,470
Current liabilities
Bank overdrafts and short-term borrowings	22,197	23,327	28
Current portion of long-term borrowings	7,251	4,532	20
Current portion of lease liabilities	9,480	10,350	21
Trade payables	57,447	66,477	29
Other payables	25,084	26,706	30
Current contract liabilities	19,818	23,587	25
Provisions	1,680	1,866	26
Other liabilities	403	403	31
Liabilities for current income tax	871	830	41
Losses on derivative financial instruments	19	268	32
Total current liabilities	144,250	158,346
TOTAL LIABILITIES	242,981	260,816
TOTAL EQUITY AND LIABILITIES	268,863	319,024

The accompanying notes are an integral part of the Company Financial Statements.

Natuzzi S.p.A. and subsidiaries

Consolidated statements of profit or loss for the years ended December 31, 2025, 2024 and 2023

(Expressed in thousands of euros except as otherwise indicated)

	2025	2024	2023	Note
Revenue	308,217	318,797	328,618	34
Cost of sales	(204,807)	(203,095)	(215,763)	35
Gross Profit	103,410	115,702	112,855
Other income	9,602	4,801	7,116	36
Selling expenses	(90,511)	(90,229)	(91,373)	37
Administrative expenses	(40,773)	(35,994)	(37,607)	38
Impairment on trade receivables	(46)	(289)	(33)	15
Other expenses	(497)	(260)	(457)	36
Operating profit/(loss)	(18,815)	(6,269)	(9,499)
Finance income	554	829	941	39
Finance costs	(8,691)	(10,201)	(9,267)	39
Net exchange rate gains/(losses)	(2,233)	554	(144)	40
Net finance income/(costs)	(10,370)	(8,818)	(8,470)
Share of profit/(loss) of equity-method investees	(371)	389	2,897	11
Profit/(loss) before tax	(29,556)	(14,698)	(15,072)
Income tax expense	(1,036)	(684)	(1,090)	41
Profit/(loss) for the year	(30,592)	(15,382)	(16,162)
Profit/(loss) attributable to:
Owners of the Company	(29,933)	(15,150)	(16,069)
Non-controlling interests	(659)	(232)	(93)
Profit/(loss) per share
Basic earnings/(loss) per ordinary share	(0.54)	(0.28)	(0.29)	42
Diluted earnings/(loss) per ordinary share	(0.54)	(0.28)	(0.29)	42

The accompanying notes are an integral part of the Company Financial Statements.

Natuzzi S.p.A. and subsidiaries

Consolidated statements of comprehensive income for the years ended December 31, 2025, 2024 and 2023

(Expressed in thousands of euros except as otherwise indicated)

	2025	2024	2023	Note
Profit/(loss) for the year	(30,592)	(15,382)	(16,162)
Other comprehensive income
Items that will not be reclassified to profit or loss
Actuarial gains/(losses) on employees’ leaving entitlement	229	68	(185)	19
Tax impact	—	—	—	41
Total	229	68	(185)
Items that are or may be reclassified subsequently to profit or loss
Exchange rate differences on translation of foreign operations	(3,100)	(378)	(3,260)	19
Tax impact	—	—	—	41
Total	(3,100)	(378)	(3,260)
Other comprehensive income/(loss) for the year, net of tax	(2,871)	(310)	(3,445)	19
Total comprehensive income/(loss) for the year	(33,463)	(15,692)	(19,607)
Total comprehensive income/(loss) attributable to:
Owners of the Company	(33,396)	(15,625)	(19,387)
Non-controlling interests	(67)	(67)	(220)

The accompanying notes are an integral part of the Company Financial Statements.

Natuzzi S.p.A. and subsidiaries

Consolidated statements of changes in equity for the years ended December 31, 2025, 2024 and 2023

(Expressed in thousands of euros except as otherwise indicated)

	Share Capital amount	Translation reserve	IAS 19 reserve	Other reserves	Retained earnings	Equity attributable to owners of the Company	Equity attributable to Non- controlling interests	Total equity
Balance as at December 31, 2022	55,073	5,468	1,312	16,512	9,493	87,858	4,698	92,556
Share capital increase	—	—	—	474	—	474	—	474
Dividend distribution	—	—	—	—	—	—	(135)	(135)
Profit for the year	—	—	—	—	(16,069)	(16,069)	(93)	(16,162)
Other comprehensive income/(loss) for the year	—	(3,133)	(185)	—	—	(3,318)	(127)	(3,445)
Balance as at December 31, 2023	55,073	2,335	1,127	16,986	(6,576)	68,945	4,343	73,288
Share capital increase	—	—	—	686	—	686	—	686
Dividend distribution	—	—	—	—	—	—	(74)	(74)
Profit for the year	—	—	—	—	(15,150)	(15,150)	(232)	(15,382)
Other comprehensive income/(loss) for the year	—	(543)	68	—	—	(475)	165	(310)
Balance as at December 31, 2024	55,073	1,792	1,195	17,672	(21,726)	54,006	4,202	58,208
Share capital increase	—	—	—	1,512	—	1,512	—	1,512
Dividend distribution	—	—	—	—	—	—	(375)	(375)
Profit for the year	—	—	—	—	(29,933)	(29,933)	(659)	(30,592)
Other comprehensive income/(loss) for the year	—	(2,834)	229	—	—	(2,605)	(266)	(2,871)
Balance as at December 31, 2025	55,073	(1,042)	1,424	19,184	(51,659)	22,980	2,902	25,882

The accompanying notes are an integral part of the Company Financial Statements.

Natuzzi S.p.A. and subsidiaries

Consolidated statements of cash flows for the years ended December 31, 2025, 2024 and 2023

(Expressed in thousands of euros except as otherwise indicated)

	2025	2024	2023	Note
Cash flows from operating activities:
Profit/(loss) for the period	(30,592)	(15,382)	(16,162)
Adjustments for:
Depreciation	18,843	19,619	21,331	8 and 9
Amortisation	2,152	1,569	1,041	10
Impairment of non-financial assets	8,229	441	—	9 and 10
(Gain)/loss on sale of property, plant and equipment	(4,246)	110	117
Deferred income for capital grants	(1,408)	(1,455)	(1,648)
Rent concessions	—	—	—	21
Interest expenses	6,148	7,013	7,111	39
Unrealised foreign exchange (gains)/losses	(301)	355	748	40
Share of (profit)/loss of equity-method investees	371	(389)	(2,897)	11
Tax expense	1,036	684	1,090	41
Total adjustment	30,824	27,947	26,893
Changes in:
Inventories	13,281	(728)	8,033
Trade and other receivables	3,897	2,357	7,332
Other assets	65	146	2,457
Trade and other payables	(7,623)	5,108	(14,205)
Contract liabilities	(3,695)	2,840	2,983
Provisions	(2,384)	(2,581)	(1,412)
One-time termination benefit payments	(658)	(9,597)	(3,050)
Employees’ leaving entitlement	(364)	(1,116)	(1,402)
Total changes	2,519	(3,571)	736
Cash provided by (used in) operating activities	2,751	8,994	11,467
Interest paid	(5,862)	(6,980)	(5,641)
Income taxes paid	(1,364)	(292)	(2,616)
Net cash provided by (used in) operating activities	(4,475)	1,722	3,210
Cash flows from investing activities:
Property, plant and equipment:
Additions	(6,222)	(5,209)	(10,299)
Disposals	10,056	4,084	—
Intangible assets	(1,441)	(1,927)	(1,519)
Government grants received for PPE	203	—	918
Dividends from equity-accounted investees	2,221	77	3,024	11
Other current financial receivables	(2,025)	(1,348)	—	17
Purchase of business, net of cash acquired	—	—	—	11
Disposal of a business, net of cash disposed of	—	—	—
Net cash provided by (used in) investing activities	2,792	(4,323)	(7,876)
Cash flows from financing activities:
Long-term borrowings:
Proceeds	17,846	3,314	10,912
Repayments	(4,717)	(4,839)	(8,715)
Short-term borrowings	(1,976)	(798)	(6,703)
Payment of lease liabilities	(9,482)	(10,288)	(11,057)	9 and 21
Proceeds from increase in share capital	—	—	—
Dividends distribution to non-controlling interests	(419)	(149)	(135)
Capital contribution by non-controlling interests	150	—	—
Net cash provided by (used in) financing activities	1,402	(12,760)	(15,698)
Increase (decrease) in cash and cash equivalents	(281)	(15,361)	(20,364)
Cash and cash equivalents as at January 1 (*)	16,994	31,573	52,721
Effect of movements in exchange rates on cash held	(567)	782	(784)
Cash and cash equivalents as at December 31 (*)	16,146	16,994	31,573	18

(*) As at December 31, 2025, 2024 and 2023, cash and cash equivalents include bank overdrafts of 4,174, 3,328 and 2,037, respectively, that are repayable on demand and form an integral part of the Group’s cash management.

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

2. Description of the business and Group composition

Natuzzi S.p.A. (“Natuzzi”, the “Company” or the “Parent”) is domiciled in Italy. The Company’s registered office is at via Iazzitiello 47, 70029 Santeramo in Colle (Bari, Italy). These consolidated financial statements include the accounts of Natuzzi S.p.A. and of its subsidiaries (together with the Company, the “Group”). The Group’s primary activity is the design, manufacture and marketing of leather and fabric upholstered furniture (see note 6 on operating segment).

During 2025, 2024 and 2023 no significant non-recurring events or unusual transactions have occurred. All transactions performed by the Group during 2025, 2024 and 2023 are part of the Group’s ordinary business.

The consolidated financial statements of the Group as at December 31, 2025 have been approved and authorized by the Company’s Board of Directors (the Board) on May 14, 2026.

The subsidiaries included in the consolidation as at December 31, 2025, 2024 and 2023, together with the related percentages of ownership and other information, are as follows:

Name	Percentage as at 31/12/2025	Percentage as at 31/12/2024	Percentage as at 31/12/2023	Share/ quota capital	Ownership registered office	Activity
Italsofa Romania S.r.l.	100.00	100.00	100.00	RON 109,271,750	Baia Mare, Romania	(1)
Natuzzi (China) Ltd	100.00	100.00	100.00	CNY 106,414,300	Shanghai, China	(1)
Italsofa Nordeste S/A	100.00	100.00	100.00	BRL 159,300,558	Salvador de Bahia, Brazil	(1)
Natuzzi Quanjiao Limited	100.00	100.00	100.00	CNY 10,000,000	Quanjiao County-Anhui province, China	(1)
Natuzzi Vietnam JSC	69.19	—	—	VDONG 30.625.000.000	Ho Chi Minh City, Vietnam	(1)
Natco S.p.A.	99.99	99.99	99.99	EUR 4,420,000	Santeramo in Colle, Italy	(2)
Nacon S.p.A.	100.00	100.00	100.00	EUR 2,800,000	Santeramo in Colle, Italy	(3)
Lagene S.r.l.	100.00	100.00	100.00	EUR 10,000	Santeramo in Colle, Italy	(3)
Natuzzi Americas Inc.	100.00	100.00	100.00	USD 89	High Point, N. Carolina, USA	(3)
Natuzzi Florida LLC	51.00	51.00	51.00	USD 4,955,186	High Point, N. Carolina, USA	(3)
Natuzzi Iberica S.A.	100.00	100.00	100.00	EUR 386,255	Madrid, Spain	(3)
Natuzzi Switzerland AG	100.00	100.00	100.00	CHF 2,000,000	Dietikon, Switzerland	(3)
Natuzzi Services Limited	100.00	100.00	100.00	GBP 25,349,353	London, UK	(3)
Natuzzi UK Retail Limited	70.00	70.00	70.00	GBP 100	Cardiff, UK	(3)
Natuzzi Germany Gmbh	100.00	100.00	100.00	EUR 25,000	Köln, Germany	(3)
Natuzzi Japan KK	74.40	74.40	74.40	JPY 28,000,000	Tokyo, Japan	(3)
Natuzzi Russia OOO	100.00	100.00	100.00	RUB 8,700,000	Moscow, Russia	(3)
Natmx S.DE.R.L.DE.C.V	100.00	100.00	100.00	MXN 68,504,040	Mexico City, Mexico	(3)
Natuzzi France S.a.s.	100.00	100.00	100.00	EUR 70,727	Paris, France	(3)
Natuzzi Oceania PTI Ltd	74.40	74.40	74.40	AUD 320,002	Sydney, Australia	(3)
Natuzzi Singapore PTE. LTD.	74.40	74.40	74.40	USD 7,654,207	Singapore, Republic of Singapore	(3)
Natuzzi Shanghai Co. Ltd	100.00	100.00	—	CNY 500,000	Shanghai, China	(3)
Natuzzi Netherlands Holding	100.00	100.00	100.00	EUR 34,605,000	Amsterdam, Holland	(4)
Natuzzi Trade Service S.r.l.	100.00	100.00	100.00	EUR 14,000,000	Santeramo in Colle, Italy	(5)
Natuzzi Industrial S.r.l.	100.00	—	—	EUR 10,000.00	Santeramo in Colle, Italy	(5)

(1) Manufacture and distribution

(2) Intragroup leather dyeing and finishing

(3) Services and distribution

(4) Investment holding

(5) Dormant

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

During 2025, the following companies were added to the scope of consolidation:

•
Natuzzi Vietnam JSC, a manufacturing company established in April 2025 and 93% owned by Natuzzi Singapore and 7% by two Vietnamese partners. Natuzzi Vietnam JSC began manufacturing operations in September 2025.
•
Natuzzi Industrial S.r.l., a company established in December 2025 and not yet operational, 100% controlled by Natuzzi S.p.A.

No business combinations occurred in 2025, 2024 and 2023.

The following table summarises the information related to the only material non-controlling interests (NCI) of the Group’s subsidiary Natuzzi Florida LLC, before any intra-group eliminations.

Summarised statement of financial position of Natuzzi Florida LLC and Non-controlling interests share in equity as at December 31, 2025 and 2024.

	31/12/25	31/12/24
Current assets	8,212	11,496
Non-current assets	10,331	12,833
Current liabilities	(9,652)	(12,738)
Non-current liabilities	(6,501)	(7,822)
Net assets	2,390	3,769
Net assets attributable to NCI – 49%	1,171	1,847

Summarised statement of profit or loss of Natuzzi Florida LLC and Non-controlling interests share of loss for the years ended December 31, 2025, 2024 and 2023.

	2025	2024	2023
Revenue	24,299	20,487	18,643
Expenses	(24,483)	(20,525)	(19,540)
Profit/(loss) for the year	(184)	(38)	(897)
Other comprehensive income/(loss)	(341)	240	(219)
Total comprehensive income/(loss) for the year	(525)	202	(1,116)
Profit/(loss) allocated to NCI – 49%	(90)	(19)	(440)
Other comprehensive income/(loss) allocated to NCI	(167)	118	(107)
Cash flow provided by operating activities	3,279	2,122	2,463
Cash flow used in investing activities	(13)	(87)	(1,122)
Cash flow used in financing activities (dividends to NCI for years ended December 31, 2025, 2024 and 2023, respectively 419, 149 and 698)	(2,160)	(2,324)	(2,401)

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

(i) Judgements

Information about judgments made in applying accounting policies that have the most significant effects on the amounts recognised in the financial statements is included in the following notes.

—
Note 29: reverse factoring, presentation of amounts related to supply chain financing arrangements in the statement of financial position and in the statement of cash flow.
—
Notes 4(f), 9 and 21: assessment of the lease term of lease liabilities depending on whether the Group is reasonably certain to exercise the extension options.

(ii) Assumptions and estimation uncertainties

Information about assumptions and estimates as at December 31, 2025 that have an high risk of resulting in a material adjustment to the carrying amounts of assets and liabilities in the next financial year is included in the following notes.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

—
Notes 4(i), 8, 9, 10 and 11: impairment test of property, plant and equipment, right-of-use assets, intangible assets including goodwill and interest in joint ventures and associates, with particular reference to the key assumptions applied by management in estimating value in use (annual sales growth rates, weighted average cost of capital rates and long-term growth rates).
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

(f) Going concern assumption

The consolidated financial statements have been prepared on a going concern basis, which assumes that the Group will be able to meet its obligations as they fall due within one year from the date of the approval of these consolidated financial statements. However there is material uncertainty that raises substantial doubt as contemplated by Public Company Accounting Oversight Board (“PCAOB”) to continue as a going concern within one year from the date of the approval of these financial statements. Circumstances and events, management’s plans and Directors’ conclusions on the Group’s going concern assumption as at December 31, 2025 are reported below.

(i) Circumstances and events

The Group incurred recurring losses from operations, has a net negative working capital and, in 2025, cash outflows from operating activities. In particular, the Group recognised a net loss after tax of 30,592 and an operating loss of 18,815 for the year ended December 31, 2025 and, as at that date, current liabilities exceeded current assets by 22,275 and total equity amounted to 25,882. Due to the loss for the year, the Group was unable to generate sufficient cash flow from operating activities during the year which adversely affected its net working capital and net financial position as at December 31, 2025. Based on these circumstances, Company has a material uncertainty to have sufficient liquidity to cover the operating losses for the next twelve months after the approval of these consolidated financial statements.

For the year ended December 31, 2025, the Group reported a revenue decline of 10,580 compared to the year ended December 31, 2024, resulting in total revenue of 308,217. The 3.32% decrease in revenue is primarily attributable to a combination of unfavorable macroeconomic conditions, including prolonged geopolitical instability, a significant discontinuity in international demand for upholstered furniture - further compounded by the recent tightening of the US tariff framework - elevated inflation leading to a reduction in consumers' disposable income, and a subdued real estate market. These factors have given rise to structural challenges, particularly excess workforce capacity and high labor costs at the Group's Italian operations.

Upon approval of the Company’s unaudited financial statements for the first nine months and third quarter ended September 30, 2025, the Company had recorded a loss for the quarter of 5,089, resulting in a reduction of the share capital by more than one-third, thereby triggering the obligations set forth in Article 2446 of the Civil Code, which requires the

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

board of directors of Italian joint-stock companies (società per azioni) to promptly convene a shareholders’ meeting to take appropriate actions. Accordingly, at the shareholders’ meeting held on February 16, 2026, the Company’s shareholders resolved to postpone any decision regarding the reduction of share capital pursuant to Article 2446 of the Civil Code to the forthcoming shareholders’ meeting to be called to approve the Company’s stand-alone financial statements for the year ended December 31, 2025. Such share capital reduction is essentially an accounting adjustment that aligns the nominal value of the share capital with its actual value as of December 31, 2025.

(ii) Management plans

Management’s plans to mitigate the adverse effects of such circumstances and events are set forth below.

The Company's directors, following the guidelines approved by Board of Directors in December 2025 and subsequent amendments, developed an economic and financial plan covering the period up to June 2027 (the “one-year budget”), and conferred delegated authority to the CEO to initiate an out-of-court composition proceeding (Composizione negoziata della crisi, the “Composition”) which is the context for a multi-year business plan aimed at restoring efficiency across the Group.

The one-year budget envisages:

•
a significant reduction in fixed costs, including enhanced access to government-funded wage support schemes for temporary layoff workers and employees (CIGS - Cassa Integrazione Guadagni Straordinaria);
•
a more flexible production capacity, including shutdown of certain underutilized facilities and the outsourcing of low value-added activities, which do not require any kind of negotiation with trade unions and competent Italian Ministry;
•
the closure of non-performing directly operated stores ("DOS") to improve the quality of the retail network, in particular in North America;
•
the reinforcement of ongoing initiative finalized to a strong focus on liquidity preservation, through tight control of working capital, disciplined spending, and close monitoring of cash flows, and
•
expected cash proceeds from dividend distribution by the joint venture, Natuzzi Trading Shanghai, in China.

Most notably, the one-year budget envisages raising resources to cover the cash requirements to finance the operating cash outflow through a combination of (i) non-strategic asset disposals and (ii) a review of the Company’s capital structure and potential capital strengthening actions, including a capital increase with potential access by national government relaunch agency.

The Directors note that certain actions have already been undertaken by the Group in response to the challenging conditions described above, including the following:

•
on November 5, 2025, the Company entered into a new agreement with the Italian trade unions pursuant to which government funds will be used, for the entirety of 2026, to pay a substantial portion of the salaries of redundant workers and employees who are subject to temporary layoffs (Cassa Integrazione Guadagni Straordinaria);
•
on November 21, 2025, INVEST 2003 S.r.l. (the “Parent Company”) provided a binding commitment of up to 15,000 to grant the Company a credit facility to support its cash requirements and the transformation process. The Company has the option to convert the amounts drawn into capital (versamento in conto futuro aumento di capitale) in connection with future capital strengthening transactions. As of December 31, 2025, the total amount drawn by the Company on this facility was 10,000 (see note 45);
•
in December 2025, the Company started the due diligence procedure, required by national government relaunch agency, mandatory to evaluate a potential equity investment in the Group, as well as any other form of financial support;

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

•
on January 29, 2026, the Company divested its photovoltaic facilities for 7,115, compared to a carrying amount of 1,105.
•
in February 2026, the Company started preliminary discussions with prospective purchasers of an underutilized manufacturing facility located in Italy and with potential investors for the outsourcing of low value-added activities;
•
on March 31, 2026, the Company and INVEST 2003 S.r.l. entered into an agreement pursuant to which the total outstanding amount owed by the Company to INVEST 2003 S.r.l. as at that date, amounting to 12,500 in aggregate, was irrevocably reclassified as an advance payment on account of a future capital increase (versamento in conto futuro aumento di capitale), strengthening the Company’s equity (see note 46);
•
In April 2026, the Company filed application to the U.S. Customs and Border Protection (CBP) for the refund of custom duties imposed by the the U.S. administration for about 2 million dollars.
•
On May 14, 2026, the board of directors conferred delegated authority on the CEO to initiate an out-of-court composition proceeding (Composizione negoziata della crisi, the “Composition”), a voluntary, debtor-in-possession restructuring tool under the Italian Insolvency and Restructuring Code (Legislative Decree no. 14 of January 12, 2019) designed to address financial distress at an early stage through consensual negotiations, with limited court involvement. The formal request to initiate the Composition will be filed in the next forthcoming days. The procedure will involve the Company and its Italian subsidiaries.

By virtue of its nature as an out-of-court composition proceeding, Company’s management retains both ordinary and extraordinary powers of administration, since it is not divested of Company’s assets. Consequently, the company's shareholders continue to exercise their ordinary rights as equity holders of the Company.

Specifically, according to the named out-of-court composition proceeding, a debtor in financial difficulty (i.e., a condition of economic or financial imbalance that is likely to result in distress or insolvency) may access the Composition if recovery appears reasonably achievable. The process is initiated by the debtor through the filing of an application with the local chamber of commerce for the appointment of an independent expert. The expert’s role is to facilitate negotiations between the debtor, creditors and other stakeholders with a view to addressing the debtor’s financial distress and reaching a consensual solution within six (6) months (subject to a possible extension of an additional six (6) months) of the expert’s appointment.

During the Composition, the debtor remains in full control of its business and operations, and the corporate rules relating to minimum statutory capital of companies (including the requirement that a company with negative capital be recapitalized or liquidated) may be suspended. Such suspension operates at the option of the debtor, by means of a statement to be published on the Companies’ Register.

The Composition is primarily an out-of-court process; however, it allows the debtor to seek targeted court involvement, including to obtain protective measures (i.e., a moratorium) operating as a temporary stay on enforcement actions, where appropriate to facilitate a successful outcome of the negotiations. Such measures are subject to confirmation by the court and may apply for up to 240 days. The court may revoke them at any time if it determines that they are no longer necessary or proportionate, or if the Composition proves unsuccessful.

While the debtor may in principle take actions beyond the ordinary course of business (e.g., sale of a business unit, new financing), it may seek court authorization prior to doing so in order to obtain certain benefits or protections not otherwise available (e.g., protection against bankruptcy claw-back).

The process is intended to result in a consensual restructuring, which may take the form of bilateral or multilateral agreements or standstill arrangements. If the parties are unable to reach an agreement, the debtor may access more formal restructuring proceedings under Italian law, including court-based procedures that provide for binding effects on dissenting creditors.

(iii) Directors’ conclusions

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

As of December 31, 2025, the Group’s cash and cash equivalents amount to 20,320, while its long-term borrowings amount to 23,095 (including a current portion of 7,251) and its bank overdrafts and short-term borrowings amount to 22,197. Furthermore, as of December 31, 2025, the unused portion of credit facilities available to the Group, for which no commitment fees are due, amounts to 4,445, comprising non-recourse factoring agreements for export-related trade receivables, borrowings secured by trade receivables, and bank overdrafts. For further details, please refer to note 28.

The Board of Directors notes that the inflows forecasted for covering the above operating net cash outflow, which include the request of the residual 5,000 granted in November 2025 by INVEST 2003 S.r.l. as a credit facility, are heavily dependent on disposal of non-strategic assets and/or on a capital increase with potential access by national government relaunch agency in the context of the mentioned out of court composition proceeding. Even if management intends to execute its mitigation plans, there can be no assurance that the necessary financing will be available, or that it will be available on terms acceptable to the Company or within the envisaged timeframe.

As a result of these events and conditions, the Board concluded a material uncertainty exists that might cast significant doubt (or raises substantial doubt as contemplated by Public Company Accounting Oversight Board (“PCAOB”)) to continue as a going concern for a reasonable period of time and, therefore, to continue realizing its assets and discharging its liabilities in the normal course of business. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty if the Group were unable to continue as a going concern.

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

(ii) Foreign operations that have a functional currency that is the presentation currency

As at December 31, 2025 and 2024, there is one foreign subsidiary, Italsofa Romania, considered to be an integral part of Natuzzi S.p.A. due to the primary and secondary indicators reported in IAS 21, paragraphs 9 and 10. Therefore, the functional currency for this foreign subsidiary is the Parent’s functional currency, namely the Euro. As a result, all monetary assets and liabilities are remeasured, at the end of each reporting period, using the Euro and the resulting gain or loss is recognised in profit or loss. For all non-monetary assets and liabilities, share capital, reserves and retained earnings, the historical exchange rates are used. The average exchange rates of the year are used to translate non-Euro denominated revenue and expenses, except for those non-Euro denominated revenue and expenses related to assets and liabilities which are translated at historical exchange rates. The resulting exchange differences are recognised in profit or loss.

(d) Foreign currency transactions

Transactions in foreign currencies are translated into the functional currency using the exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the closing rate. Non-monetary items that are measured based on their historical cost in a foreign currency are translated at the exchange rate at the date of the transaction. If a currency is not generally exchangeable into the functional currency and/or presentation currency, an initial assessment is made whether the currency is exchangeable for the specific purpose (i.e., whether the currency can be exchanged for some purposes but not for others). If, at the measurement date, a currency is not exchangeable for another currency, the entity must estimate the spot exchange rate at that date. To estimate the spot exchange rate, depending on the situation, an exchange rate observable on the market without adjustments may be used, or a different estimation technique may be adopted.

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

(f) Leases

As at December 31, 2025, the Group act as lessor in some lease contracts for a not significant amount.

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

The identified CGUs are the sofa manufacturing facilities located in Italy, Brazil, Romania, China and Vietnam, as well as each of the retail stores directly operated by the Group and the interest in the Joint Venture Natuzzi Trading Shanghai.

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

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

(k) Inventories

Raw materials are stated at the lower of cost (determined under the specific cost method for raw hides and under the weighted-average method for finished hides and other raw materials) and net realisable value.

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

(t) Revenue from contracts with customers

(i) Sale of upholstered furniture and home furnishings accessories – wholesale (distributors and retailers)

The Group sells a wide range of upholstered furniture (upholstered sofas and beds) and home furnishing accessories (for instance coffee tables, lamps, rugs and wall units) in the wholesale market to distributors and retailers. The upholstered furniture is manufactured in the plants located in Italy, Romania, China, Vietnam and Brazil. Sales are recognised when control of the products has been transferred, i.e., when the products are delivered to the wholesaler, the wholesaler has full discretion over the channel and price to sell the products, and there is no unfulfilled obligation that could affect the wholesaler’s acceptance of the products. Delivery occurs when the products have been dispatched from the Group’s warehouse or shipped to the location specified by the wholesaler, the risks of obsolescence and loss have been transferred to the wholesaler, and the Group has objective evidence that all criteria for acceptance have been satisfied.

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

(ii) Sale of upholstered furniture and home furnishings accessories—retail (end consumers)

The Group operates a chain of retail stores (Natuzzi Italia stores, Natuzzi Editions stores and Divani&Divani by Natuzzi stores) selling to end consumers a wide range of upholstered furniture (upholstered sofas and beds) and home furnishing accessories (for instance coffee tables, lamps, rugs and wall units). The upholstered furniture is manufactured in the plants located in Italy, Romania, China, Vietnam and Brazil.

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

(iii) Sale of polyurethane foam and leather processing by-products – wholesale

The Group sells leather processing by-products in the wholesale market. Such sales are recognised when control of the products has been transferred, i.e., when the products are delivered to the customer. Delivery occurs when the products

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

have been dispatched from the Group’s warehouse or shipped to the location specified by the customer, the risks of obsolescence and loss have been transferred to the customer, and the Group has objective evidence that all criteria for acceptance have been satisfied.

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

(vi) Contract Sales

During the year, the Company launched a specific commercial activity based on signing contracts with customers for the design of interior spaces and the supply of furniture (sofas, beds, accessories and other furniture), both manufactured in-house and purchased from third-party suppliers, for restaurants, hotels, and residential apartments. In the case of partnerships with third parties that build residential buildings with interior design and supply of Natuzzi-branded products, these contracts may also provide for the granting of the right to use the trademark during the period of sale of the apartments to end customers. These contracts are subject to revenue recognition in accordance with IFRS 15 (at the point of time or over time) based on the specific conditions set out in each individual contract.

Contract costs are initially recognized as assets and expensed on a systematic basis in line with the transfer to the customer of the goods or services to which those costs relate and, therefore, in line with the recognition of revenue at the point of time or over time. These costs are the incremental costs of obtaining the contract (e.g., sales commissions, i.e., costs that would not have been incurred if the contract had not been signed) and the costs of fulfilling the contract that do not fall within the scope of other IFRSs (IAS 2, IAS 16, IAS 38) that allow new and additional resources to be made available to fulfill the obligation and that will be recovered in the sale price.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

(vii) Financing components

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

(v) Shipping and handling costs

Shipping and handling costs incurred to transport products to customers are expensed in the periods incurred and are included in selling expenses. Under IFRS 15, shipping and handling costs related to activities before the customer obtains control of the finished goods, are accounted for as fulfillment costs under the caption “Other assets” of the statement of financial position. Such costs are recognised in profit or loss consistent with the pattern of transfer of the finished goods. Shipping and handling expenses recorded for the years ended December 31, 2025, 2024 and 2023, come to 23,596, 24,767 and 26,325, respectively (see note 37).

(w) Advertising costs

Advertising costs are expensed in the periods incurred and are included in selling expenses. Advertising expenses recorded for the years ended December 31, 2025, 2024 and 2023 amount to 5,957, 5,986 and 5,936, respectively (see note 37).

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

(x) Commission expense

Commissions payable to sales representatives and the related expenses are recorded at the time revenue from sale of products is recognised and are included in selling expenses. Commissions are not paid until payment for the related sale’s invoice is remitted to the Group by the customer. Under IFRS 15, sale commissions are considered costs of obtaining a contract and the Group has elected to apply the practical expedient under which such costs are expensed in profit or loss, as the amortisation period is less than one year. Commissions expenses recorded in profit or loss for the years ended December 31, 2025, 2024 and 2023 amount to 4,700, 5,327 and 5,861, respectively (see note 37).

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

(ae) New standards, amendments and interpretations issued but not yet effective

The standards, amendments and interpretations issued by the International Accounting Standards Board (“IASB”) that will have mandatory application in 2026 or subsequent years are listed below.

In April 2024, the IASB issued IFRS 18 “Presentation and Disclosure in Financial Statements” which replaces IAS 1. The new principle establishes the structure for the statements of profit or loss, requires disclosures in the financial statements for some profit or loss performance measures that are reported (Management performance measures), introduces limited changes to the statement of cash flows and to the balance sheet, introduces new criteria for aggregation and disaggregation of information presented in the primary financial statements or disclosed in the notes. IFRS 18 is effective on or after January 1, 2027, with early adoption.

In May 2024 the IASB issued IFRS 19 “Subsidiaries without Public Accountability: Disclosures” which simplifies the preparation for the subsidiary’s financial statements by allowing it to apply group accounting principles in the preparation of its local financial statements. Further in August 2025 IASB issued amendments to IFRS 19. IFRS 19 is effective on or after January 1, 2027 with early adoption.

In November 2025 the IASB issued the Amendments to IAS 21: The Effects of Changes in Foreign Exchange Rates: Translation to a Hyperinflationary Presentation Currency These amendments are effective on or after January 1, 2027.

The Group is still in the process of assessing the impact of these new accounting standards.

In May 2024 the IASB issued the Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7. These amendments are effective on or after January 1, 2026. The Group does not expect any significant impact from the adoption of them.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

In July 2024, the IASB published the document “Annual Improvements to IFRS – Volume 11”, which mainly includes technical and editorial amendments to existing standards. The amendments are effective from January 1st, 2026. The Group does not expect any significant impact from the adoption of it.

On 18 December 2024, the IASB issued amendments to enhance companies’ reporting of the financial effects of contracts for the purchase of electricity from natural sources, often structured as Power Purchase Agreements (PPAs). The IASB made targeted changes to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures in order to improve the information provided in financial statements regarding these contracts. The amendments are effective from January 1st, 2026. The Group does not expect any significant impact from the adoption of it.

5. Changes in significant accounting policies

Changes in significant accounting policies for the years ended December 31, 2025 and 2024 are reported below.

(A) Amendment to IAS 12 International Tax Reform

In May 2023, the IASB issued an amendment to IAS 12 regarding the application of Pillar Two model rules, which introduced a temporary exception to the recognition of deferred taxes related to the application of Pillar Two provisions published by the OECD, as well as targeted additional disclosures for affected entities. The Group has not been impacted from the adoption of these amendments considering that Group consolidated revenue is less than 750,000 in 2025 and in each of the prior three years.

(B) Amendments to IAS 21: The effects of Changes in Foreing Exchange rates: lack of Exchangeability

In August 2023, the International Accounting Standards Board (IASB) issued an amendment to IAS 21 The Effects of Changes in Foreign Exchange Rates concerning the lack of exchangeability. These amendments are to be applied by entities from the beginning of the first financial year commencing on or after 1 January 2025.

When a currency is not generally convertible into the functional currency and/or the presentation currency, the first step is to assess whether the currency is not convertible for the specific purpose (this occurs when the currency can be exchanged for some purposes but not for others). If, at the measurement date, a currency cannot be exchanged for another currency, the entity must estimate the spot exchange rate at that date. To estimate the spot exchange rate, depending on the circumstances, an observable market rate without adjustments may be used, or an alternative estimation technique may be adopted.

The adoption of this amendment did not have a significant impact on the financial statements.

(C) Other standards

There were no other amendments or new accounting standards effective as of 1 January 2025.

6. Segment Information

The Group operates in two operating segments, “Natuzzi brand” and “Private label”. The Natuzzi brand segment includes net sales from the “Natuzzi ltalia”, “Natuzzi Editions” and “Divani&Divani by Natuzzi” product lines. Segment disclosure is rendered by aggregating the operating segments into one reporting segment, that is the design, manufacture and marketing of leather and fabric upholstered sofas, beds and home furnishings accessories. It offers a wide range of upholstered furniture for sale, manufactured in production facilities located in Italy and abroad (Romania, China and Brazil and, from 2025, Vietnam). “Private label” is no more strategic for the Group and remains a minor business with selected numbers of clients (see note 34).

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

7. Assets held for sale

During 2025, the disposal of the High Point building, located in North Carolina (USA), was completed by a U.S. subsidiary. The preliminary sale agreement, for a total consideration of USD 12.1 million, had been signed in October 2024, with the receipt of a down payment of 3,658 (USD 3.8 million). Following the completion of the transaction in March 2025, the subsidiary collected the remaining balance of 7,644 (USD 8.3 million). The transaction generated a capital gain of 1,595 (USD 1.8 million). See Note 36.

Also in 2025, the disposal of a land plot by the Romanian subsidiary was completed. The subsidiary had entered into a preliminary sale agreement in November 2024 for a total consideration of 2,769, receiving an advance payment of 400. The transaction was finalized in June 2025, with the collection of the remaining balance of 2,369. The disposal resulted in a capital gain of 2,773. See Note 36.

At the end of November 2025, the Parent Company entered into a preliminary agreement for the disposal of the photovoltaic plant to a company specialized in the sector.

The disposal transaction was finalized at the end of January 2026 and, on the closing date, the Company collected the total consideration for the sale amounting to 7,115. The net carrying amount of the photovoltaic plant as at 31 December 2025 amounted to 1,105 (see Note 46).

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

8. Property, plant and equipment

Changes in the carrying amount of property, plant and equipment for the years ended December 31, 2025, 2024 and 2023 are analysed in the following tables.

	Land and buildings	Machinery and equipment	Office furniture and equipment	Retail gallery and store furnishing	Leasehold improvements	Constr. in progress	Total
Cost as at December 31, 2023	157,867	116,032	12,995	5,858	27,050	1,839	321,641
Additions	385	3,459	363	138	2,823	95	7,263
Disposals	(79)	(3,121)	(988)	(360)	(6,576)	(4)	(11,128)
Reclassifications to asset held for sale	(23,665)	—	—	—	—	—	(23,665)
Impairment loss	21	75	11	36	—	—	143
Reclassifications from constr. in progress	550	859	23	—	260	(1,692)	—
Effect of translation adj.	671	(660)	58	40	1,093	(9)	1,193
Cost as at December 31, 2024	135,750	116,644	12,462	5,712	24,650	229	295,447
Additions	104	3,318	336	149	281	67	4,255
Disposals	—	(1,008)	(154)	(99)	(140)	(13)	(1,414)
Reclassifications to asset held for sale	—	(4,815)	—	—	—	—	(4,815)
Impairment loss	—	(2,300)	(1)	—	(271)	—	(2,572)
Reclassifications from constr. in progress	—	106	12	—	—	(118)	—
Effect of translation adj.	(127)	(43)	(130)	(86)	(2,119)	—	(2,505)
Cost as at December 31, 2025	135,727	111,902	12,525	5,676	22,401	165	288,396

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

	Land and buildings	Machinery and equipment	Office furniture and equipment	Retail gallery and store furnishing	Leasehold improvements	Constr. in progress	Total
Accumulated depreciation as at December 31, 2023	(99,463)	(103,396)	(11,928)	(5,624)	(16,713)	—	(237,124)
Depreciation	(3,485)	(3,318)	(373)	(159)	(1,640)	—	(8,975)
Disposals	42	2,423	955	340	6,548	—	10,308
Reclassifications to asset held for sale	14,898	—	—	—	—	—	14,898
Effect of translation adj.	(669)	510	(57)	(39)	(110)	—	(365)
Accumulated depreciation as at December 31, 2024	(88,677)	(103,781)	(11,403)	(5,482)	(11,915)	—	(221,258)
Depreciation	(3,021)	(3,295)	(398)	(109)	(2,059)	—	(8,882)
Disposals	—	917	151	89	101	—	1,258
Reclassifications to asset held for sale	—	3,711	—	—	—	—	3,711
Effect of translation adj.	(234)	(19)	129	85	928	—	889
Accumulated depreciation as at December 31, 2025	(91,932)	(102,467)	(11,521)	(5,417)	(12,945)	—	(224,282)

Net book value as at December 31, 2023	58,404	12,636	1,067	234	10,337	1,839	84,517
Net book value as at December 31, 2024	47,073	12,863	1,059	230	12,735	229	74,189
Net book value as at December 31, 2025	43,795	9,435	1,004	259	9,456	165	64,114

Annual rate of depreciation for 2024 and 2023	0%-10%	10%-25%	10%-20%	25%-35%	10%-20%	—

As at December 31, 2025 and 2024, the carrying amount of property, plant and equipment temporarily idle is 3,987 and 4,744, respectively.

As at December 31, 2025, properties with a carrying amount of 24.631 (32,231 as at December 31, 2024) are subject to registered mortgages to guarantee the long-term borrowings (see note 20).

The following tables show a breakdown of property, plant and equipment by country.

	31/12/25	31/12/24
Italy	35,161	41,523
Romania	15,707	16,585
United States of America	8,317	11,381
Brazil	2,570	2,574
China	1,013	1,168
Europe	597	779
Other countries	749	179
Total	64,114	74,189

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The following tables show a breakdown of property, plant and equipment based on the cash generating units in which they are included.

	31/12/25	31/12/24
Italian upholstered furniture plant	25,631	29,279
Romanian upholstered furniture plant	16,879	17,856
Brazilian upholstered furniture plant	2,782	2,862
Chinese upholstered furniture plant	1,409	2,353
Vietnamese upholstered furniture plant	262	—
Others	17,151	21,839
Total	64,114	74,189

As at December 31, 2025, the Group performed the impairment assessment of property, plant and equipment, right-of-use assets and goodwill included in several cash generating units (CGUs), such as the Italian upholstered furniture plant CGU and certain directly operated retail stores CGUs that presented indicators of impairment.

Further, Company performed an impairment assessment on the equity method investee Natuzzi Trading Shanghai.

The Group performed the impairment assessment in accordance with its accounting policy discussed in note 4(i).

With reference to the determination of value in use, the key assumptions applied by the Group in estimating such value include the annual sales growth rates used to project expected revenues for the period 2026–2028, with revenue levels for 2029 and 2030 equal to revenue in 2028, the weighted average cost of capital rates and the long-term growth rates, all of which were determined at the CGU level, including the effects of the duration of the current economic uncertainty. Such significant assumptions involved a high degree of subjectivity by management and reasonably possible changes to these assumptions have a significant effect on the value in use. Specifically, such assumptions were based on the Group’s future business performances and other forward-looking assumptions that entail significant judgments by management and are heavily impacted by several external events. Finally, cash flow projections for the period 2026–2028 were prepared on the basis of cash flow forecasts approved by the Board of Directors. These forecasts were developed taking into account both the Group’s historical performance and the expectation of a decline in sales in 2026, as a result of the current highly uncertain economic environment, which adversely affects demand for durable goods such as furniture.

The significant assumptions that were used in performing the impairment test for the Italian upholstered furniture plant CGU and certain directly operated retail stores CGUs are as follows:

— Italian upholstered furniture plant CGU: weighted average cost of capital rate 9.79%, long-term growth rate 1.98%, annual sales growth rate for 2026 equal to -13.03% and annual sales growth rate (average of 2027-2030 period) equal to +6.30%.

— Directly operated retail stores CGUs located in the U.S.: weighted average cost of capital rate 9.39%, long-term growth rate 2.56%, annual sales growth rate for 2026 equal to -7.71% and annual sales growth rate (average of 2027-2030 period) equal to +3.55%.

— Directly operated retail stores CGUs located in Italy: weighted average cost of capital rate 9.79%, long-term growth rate 1.98%, annual sales growth rate for 2026 equal to -0.31% and annual sales growth rate (average of 2027-2030 period) equal to +2.43%.

— Directly operated retail stores CGUs located in Spain: weighted average cost of capital rate 9.09%, long-term growth rate 2.13%, annual sales growth rate for 2026 equal to -0.33% and annual sales growth rate (average of 2027-2030 period) equal to +1.36%.

— Directly operated retail stores CGUs located in the UK: weighted average cost of capital rate 9.05%, long-term growth rate 2.87%, annual sales growth rate for 2026 equal to +3.45% and annual sales growth rate (average of 2027-2030 period) equal to +4.16%.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

For the Italian upholstered furniture plant CGU, the Group has concluded that it is not possible to determine the fair value less cost to disposal based on a single, unitary reorganization/restructuring plan, given the significant uncertainties identified. Based on value in use the Group allocated the impairment loss if the carrying amount of an asset was below the highest of: (a) its fair value less costs of disposal (if measurable); (b) its value in use (if determinable) and (c) zero, recognizing an impairment of 2,300 for machinery and equipment and 1,900 for software (see note 10)

In line with the market-based perspective required by IFRS 13, the Group considered alternative valuation approaches and determined the recoverable amount of property, plant and equipment on a disaggregated basis, using fair value less costs of disposal. This assessment was supported by appraisals performed by independent third-party valuation specialists. The fair value of land and buildings has been derived by reference to observable market evidence for comparable properties (“comparables”), adjusted to reflect the specific attributes and characteristics of the subject asset relative to those of the comparables (fair value level 2 under ifrs13). The fair value of plant and machinery using the depreciated replacement cost method, adjusted for the functional and economics obsolescence and marketability factors. (fair value level 3 under IFRS13).

As a result of the impairment tests performed by the Group on property, plant and equipment, the following were recognized in 2025: i) an impairment loss of 4,200 of which 2,300 on machinery and equipment, and 1,900 on software related to upholstered furniture plant CGU (see note 10), and ii) an impairment loss of 272, related to directly operated retail stores CGUs.

No impairment losses were identified in 2024.

Conversely, with reference to specific CGUs, no reversal of impairment was recognized in 2025, whereas reversal of impairment amounting to 143 was recognized in 2024.

The Group conducted sensitivity analyses across all Cash Generating Units (CGUs). In particular, stress scenarios were defined by gradually increasing the WACC rate by up to 2 percentage points and reducing the terminal growth rate (g-rate) assumptions down to zero. The results of the analysis for the year 2025 indicated that, even under these adverse conditions, the majority of store CGUs would not require impairment. Within the negative stress scenario considered, there would be an additional impairment loss for the already impaired store CGUs, which have a residual net value of about €6,624; in the same negative stress scenario, the risk of impairment related to store CGUs with no current impairment loss would be limited to three stores CGUs in the United States and four stores in Italy.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

9. Right-of-use-assets

Changes in the carrying amount of right-of-use assets for the years ended December 31, 2025 and 2024, are reported in the following tables.

	Buildings	Vehicles	Total
Cost as at December 31, 2023	101,592	907	102,499
Additions	4,861	353	5,214
Disposals	(10,329)	(103)	(10,432)
Adjustments due to remeasurements	22	—	22
Adjustments due to modifications	182	93	275
Effect of translation adjustments	3,228	11	3,239
Cost as at December 31, 2024	99,556	1,261	100,817
Additions	9,074	224	9,298
Disposals	(14,510)	(55)	(14,565)
Adjustments due to remeasurements	476	—	476
Adjustments due to modifications	—	(161)	(161)
Effect of translation adjustments	(6,176)	(21)	(6,197)
Cost as at December 31, 2025	88,420	1,248	89,668

Accumulated depreciation and impairment loss as at Dec. 31, 2023	(51,686)	(369)	(52,055)
Depreciation	(10,372)	(271)	(10,643)
Disposals	8,299	103	8,402
Impairment loss	(458)	—	(458)
Adjustments due to remeasurements	—	—	—
Adjustments due to modifications	—	—	—
Effect of translation adjustments	(1,673)	(12)	(1,685)
Accumulated depreciation and impairment loss as at Dec. 31, 2024	(55,890)	(549)	(56,439)
Depreciation	(9,645)	(314)	(9,959)
Disposals	9,605	55	9,660
Impairment loss	(2,926)	—	(2,926)
Adjustments due to remeasurements	—	—	—
Adjustments due to modifications	(4)	160	156
Effect of translation adjustments	3,460	21	3,481
Accumulated depreciation and impairment loss as at Dec. 31, 2025	(55,400)	(627)	(56,027)

Net book value as at December 31, 2023	49,906	538	50,444
Net book value as at December 31, 2024	43,666	712	44,378
Net book value as at December 31, 2025	33,020	621	33,641

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

In March 2025, the High Point building, located in North Carolina (USA), was sold to a company belonging to the majority shareholder. This transaction was followed by the execution of a lease agreement for the entire property with a term of nine years and nine months, expiring on 31 December 2034. As at 31 December 2025, the net carrying amount of the right-of-use asset relating to the aforementioned property amounted to 2,717. See Notes 7 and 45.

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

	31/12/25	31/12/24
United States of America	17,019	21,810
Italy	10,628	12,008
Spain	823	1,424
United Kingdom	914	4,591
China	2,665	2,923
Others	1,592	1,622
Total	33,641	44,378

As at December 31, 2025, the Group performed the impairment test of right-of-use assets included in cash generating units (CGUs) represented by every directly operated retail stores that presented indicators of impairment. For additional information on the impairment assessment, reference should be made to note 8.

As result of the 2025, 2024 and 2023 impairment losses were recognized on right-of-use assets relating to specific retail store CGUs, amounting to 3,615, 1,420 and 1,092, respectively. The impairment loss recorded in 2025 related to three stores in Italy, five in the United States, two in the United Kingdom and two in Australia, reflecting the fact that the sales forecasts for these stores—based on approved cash flow projections—resulted in a value in use lower than the carrying amount of the underlying assets.

More specifically, with reference to 2025:

•
for the stores in Italy, the impairment test resulted in a loss of 128 on right-of-use assets. In addition, the impairment test resulted in an impairment loss on goodwill for two of the four Italian stores amounting to 831 (See Note 10). The total impairment loss therefore amounted to 959, compared with a carrying amount of 3,228, based on a weighted average cost of capital of 9.79% and a long-term growth rate of 1.98%;
•
for the stores in the United States, an impairment loss of 2,494 was recognized, compared with a carrying amount of 7,825, based on a weighted average cost of capital of 9.39% and a long-term growth rate of 2.56%;
•
for the stores in the United Kingdom, an impairment loss of 611 was recognized, compared with a carrying amount of 754, based on a weighted average cost of capital of 9.05% and a long-term growth rate of 2.87%;
•
for the stores in Australia, an impairment loss of 382 was recognized, compared with a carrying amount of 419, based on a weighted average cost of capital of 8.83% and a long-term growth rate of 2.78%.
•
For other retail stores, reversals of impairment amounting to 689 in 2025 and 962 in 2024 were recognized.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Other information about leases for which the Group is a lessee is presented below.

The following tables show the amounts recognized in profit or loss under IFRS 16 for the years ended December 31, 2025, 2024 and 2023.

	2025	2024	2023
Depreciation charge of right-of-use assets	9,959	10,643	12,021
Interest on lease liabilities	3,286	3,810	3,090
Expenses relating to short-term leases	1,721	1,970	2,326
Expenses relating to leases of low-value assets, excluding short-term leases	166	156	133
Total	15,132	16,579	17,570

Lease payments recognised in statement of cash flows for the years ended December 31, 2025, 2024 and 2023 amount to 12,768, 14,098 and 14,147 , respectively, and include interest paid for 3,286, 3,810 and 3,090, respectively (see note 21).

10. Intangible assets and goodwill

Changes in the carrying amount of intangible assets and goodwill for the years ended December 31, 2025 and 2024 are analysed in the following tables.

	Trademarks, patents and other	Software	Goodwill	Total
Cost as at December 31, 2023	3,359	17,416	1,921	22,696
Additions	220	3,853	—	4,073
Disposals	(302)	(7,842)	—	(8,144)
Effect of translation adjustments	4	16	—	20
Cost as at December 31, 2024	3,281	13,443	1,921	18,645
Additions	205	1,004	—	1,209
Impairment loss	—	(1,900)	(831)	(2,731)
Disposals	—	(324)	—	(324)
Effect of translation adjustments	(3)	(41)	—	(44)
Cost as at December 31, 2025	3,483	12,182	1,090	16,755

Accumulated amortisation as at December 31, 2023	(2,963)	(15,573)	—	(18,536)
Amortisation	(156)	(1,414)	—	(1,570)
Disposals	260	7,842	—	8,102
Effect of translation adjustments	(3)	(10)	—	(13)
Accumulated amortisation as at December 31, 2024	(2,862)	(9,155)	—	(12,017)
Amortisation	(164)	(1,987)	—	(2,151)
Disposals	—	320	—	320
Effect of translation adjustments	—	40	—	40
Accumulated amortisation as at December 31, 2025	(3,026)	(10,782)	—	(13,808)

Net book value as at December 31, 2023	396	1,843	1,921	4,160
Net book value as at December 31, 2024	419	4,288	1,921	6,628
Net book value as at December 31, 2025	457	1,400	1,090	2,947

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

As at December 31, 2025 and 2024, goodwill of 1,090 and 1,921, respectively, relates to the “Italy – retail stores” CGU. It arose from the 2017 acquisition by the Parent of three “Divani&Divani by Natuzzi” stores located in the North East of Italy.

As at December 31, 2025 the impairment loss on software was 1,900 (see note 8).

In 2025, the item "disposals" refers to the writing-off of assets fully depreciated.

With reference to goodwill, since it is allocated to specific DOS, the Group has carried out an impairment test on property, plant and equipment, right-of-use assets as well as the goodwill for each cash-generating unit (CGU) of directly managed retail stores. As a result of this impairment test, for two of the three directly operated stores (DOS) to which goodwill is allocated, an impairment was identified, leading to the recognition of a loss of 831.

Further, the cash flows included specific estimates for three years and a long-term growth rate thereafter. Cash flow projections were prepared on the basis of forecasts approved by the Board of Directors. For additional information on the impairment assessment, reference should be made to note 8.

11. Equity-method investees

Changes in the carrying amount of equity-method investees for the years ended December 31, 2025 and 2024 are analysed as follows.

	Natuzzi Trading Shanghai	Nars Miami LLC	Natuzzi Texas LLC	Natuzzi Store (UK) ltd	Foundation "Made in Italy circolare e sostenibile"	Salena S.r.l.	Total
Balance as at December 31, 2023	38,645	609	—	569	8	—	39,831
Share of profit for the year	988	(4)	(548)	(47)	—	—	389
Loss allowance	—	—	602	—	—	—	602
Share of other comprehensive income	686	—	—	—	—	—	686
Dividends received/(distributed)	—	(77)	—	—	—	—	(77)
Liquidation	—	(520)	—	—	—	—	(520)
Effect of translation adjustments	—	(8)	(54)	26	—	—	(36)
Balance as at December 31, 2024	40,319	—	—	548	8	—	40,875
Share of profit for the year	82	—	(512)	59	—	—	(371)
Loss allowance	—	—	364	—	—	—	364
Share of other comprehensive income	(1,309)	—	—	—	—	—	(1,309)
Dividends received/(distributed)	(2,221)	—	—	—	—	—	(2,221)
Liquidation	—	—	—	—	—	—	—
Effect of translation adjustments	—	—	148	(28)	—	—	120
Balance as at December 31, 2025	36,871	—	—	579	8	—	37,458

As at December 31, 2025 and 2024 equity-method investees include: (a) the 49% stake in the joint venture Natuzzi Trading Shanghai; (b) the 51% stake in the joint venture Natuzzi Texas LLC; (c) the 30% stake in the associate Natuzzi Store (UK) ltd; (d) the 49% interest in the associate Salena S.r.l., whose carrying value was totally impaired in 2014 in consideration of some legal disputes among shareholders.

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

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

(i) Disclosures on Natuzzi Trading (Shanghai) Co. Ltd., joint venture

The following table shows the reconciliation of the carrying amount of the retained interest in Natuzzi Trading Shanghai as at December 31, 2024 with the carrying amount as at December 31, 2025 included in the consolidated statement of financial position.

Carrying amount as at December 31, 2024		40,319
Dividends distribution		(2,221)
Share capital reduction		—
Group’s share of profit for the year	(366)
Elimination of amortisation of Natuzzi’s trademarks	368
Elimination of intercompany profit on inventories	469
Amortisation of intangibles assets	(519)
Reversal of deferred tax liabilities	130
Group’s share of profit for the year, net of equity method adjustments	82	82
Group’s share of other comprehensive income		(1,309)
Carrying amount as at December 31, 2025		36,871

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

Summarised financial information of the joint venture Natuzzi Trading Shanghai, based on its IFRS financial statements, and reconciliation with the carrying amount of the Group’s share in net assets and in profit or loss as reported in the consolidated financial statements are set out below. As at December 31, 2025, the Group performed, in accordance with its accounting policy discussed in note 4(i), the impairment assessment. No impairment losses arose from the test performed.

The significant assumptions that were used in performing the impairment test for the interest in Natuzzi Trading Shanghai are as follows: weighted average cost of capital rate of 10.35%, long-term growth rate of 1.74%, annual sales growth rate for 2026 equal to -5.40% and annual sales growth rate (average of 2027-2030 period) equal to +8.97%, and equivalent to a compound annual sales growth rate (average of 2026-2030 period) of +5.93%.

The Group conducted sensitivity analyses on its interest in the joint venture, Natuzzi Trading Shanghai. In particular, stress scenarios were defined by gradually reducing the terminal growth rate (g-rate) assumptions down to zero. The results of the analysis for the year 2025 indicated that, even under these adverse conditions, the impairment would not be material.

With reference to the determination of value in use, the key assumptions applied by the Group in estimating such value include the annual sales growth rates used to project expected revenues for the period 2026–2030, the weighted average

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

cost of capital rates and the long-term growth rates, all of which were determined at the asset level, including the effects of the duration of the current economic uncertainty. Such significant assumptions involved a high degree of subjectivity by management and reasonably possible changes to these assumptions have a significant effect on the value in use. Specifically, such assumptions were based on the joint venture’s future business performances and other forward-looking assumptions that entail significant judgments by management and are heavily impacted by several external events. These projections, leading to a 5,93% CAGR in net sales for the period 2026-2030, were developed taking into account both the joint venture’s historical performance and the expectation of a decline in sales in 2026, as a result of the current highly uncertain economic environment, which adversely affects demand for durable goods such as furniture.

Summarised statement of financial position of Natuzzi Trading Shanghai and Group’s share in net assets as at December 31, 2025 and 2024

	31/12/25	31/12/24
Current assets	41,569	52,951
Non-current assets	14,262	16,954
Current liabilities	(20,903)	(25,753)
Non-current liabilities	(1,611)	(2,885)
Net Assets	33,317	41,267
Group’s share in net assets – 49% of net assets	16,325	20,221
Intangible assets	753	1,272
Goodwill	26,140	26,140
Elimination of intercompany profit from licensing Natuzzi’s trademarks	(4,626)	(4,994)
Elimination of intercompany profit on inventories	(1,530)	(1,999)
Deferred tax liabilities	(191)	(321)
Group’s carrying amount of interest	36,871	40,319

As at December 31, 2025 and 2024 cash and cash equivalents, bank overdrafts and borrowings, lease liabilities current and non-current are set out below.

	31/12/25	31/12/24
Cash and cash equivalents	25,461	33,230
Lease liabilities current	(1,611)	(2,885)
Lease liabilities non-current	(1,202)	(767)
Total, net	22,648	29,578

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Summarised statement of profit or loss of Natuzzi Trading Shanghai and Group’s share of profit for the year ended December 31, 2025, 2024 and 2023.

	2025	2024	2023
Revenue	48,508	57,222	69,939
Cost of sales	(29,320)	(33,492)	(39,823)
Other income and expenses, net	(34)	(7)	(747)
Selling expenses	(17,687)	(19,036)	(24,297)
Administrative expenses	(1,623)	(2,775)	(3,332)
Impairment on trade receivables	122	(520)	—
Net finance income	(37)	78	315
Profit before tax	(71)	1,470	2,055
Income tax expense	(675)	(874)	(522)
Profit for the period	(746)	596	1,533
Other comprehensive profit/(loss)	(2,671)	1,400	(2,565)
Total comprehensive profit for the period	(3,417)	1,996	(1,032)
Group’s share of profit for the period – 49%	(366)	292	751
Elimination of amortisation of Natuzzi’s trademarks	368	368	367
Elimination of intercompany profit on inventories	469	717	2,144
Amortisation of intangible assets	(519)	(519)	(519)
Deferred tax liabilities	130	130	130
Group’s share of profit/(loss), net of equity method adj.	82	988	2,873
Group’s share of other comprehensive income/(loss) for the period	(1,309)	686	(1,257)
Group’s share of total comprehensive income/(loss) for the period	(1,227)	1,674	1,616
Dividends received by the Group	2,221	—	—

For the years ended December 31, 2025, 2024 and 2023, depreciation and amortisation, interest income, interest expense and income tax expense are set below.

	2025	2024	2023
Depreciation and amortisation	2,710	4,153	5,571
Interest income	130	263	557
Interest expense	165	354	242
Income tax expense	675	874	522

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

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

12. Other non-current receivables

Other non-current receivables consist of the following:

	31/12/25	31/12/24
Security deposits for lease and other contracts	4,981	6,124
Total	4,981	6,124

The security deposits for lease contracts, essentially consisting of leasing contracts, include the restricted cash for 892 as at December 31, 2025 and 2024, respectively, which relates to the early retirement contract that the Company signed with certain employees in 2023 (see note 23).

13. Other assets (non-current and current)

Other assets are analysed as follows:

	31/12/25	31/12/24
Advances to suppliers	2,077	2,719
Deferred delivery and commission costs related to finished goods	1,160	844
Deferred costs for Natuzzi Display System	1,687	1,666
Deferred costs for slotting fees	681	842
Deferred costs for Service-Type Warranty	552	316
Other prepaid expenses and accrued income	600	435
Total other assets	6,757	6,822
Less current portion	(4,991)	(5,073)
Non-current portion	1,766	1,749

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

14. Inventories

Inventories are analysed as follows:

	31/12/25	31/12/24
Leather and other raw materials	13,858	19,700
Goods in process	10,241	9,327
Finished goods	25,435	33,788
Total	49,534	62,815

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The following tables summarise the changes to the provision for slow moving and obsolete raw materials and finished goods included in inventories for the years ended December 31, 2025 and 2024.

	31/12/25	31/12/24
Balance at beginning of year	13,961	14,986
Additions	907	1,172
Reductions	(1,185)	(2,197)
Balance at end of year	13,683	13,961

The additions and reductions are included in “cost of sales”.

There are no pledged inventories that could be limited in their availability.

15. Trade receivables

Trade receivables are due primarily from distributors and retailers who sell directly to end customers.

Trade receivables disaggregated by nature of the relationship with the customers are as follows:

	31/12/25	31/12/24
Third parties	27,917	31,157
Related parties	7,963	5,323
Gross trade receivables	35,880	36,480
Allowance for doubtful accounts	(3,372)	(3,661)
Total trade receivables	32,508	32,819

For further information about transactions with related parties see note 45.

Trade receivables by geographic region are analysed as follows:

	31/12/25	31/12/24
Italian customers	7,104	6,633
Other European customers	8,397	8,402
North American customers	9,040	9,277
Chinese customers	2,354	4,435
South American customers	4,148	4,300
Other foreign customers	4,837	3,433
Gross trade receivables	35,880	36,480
Provision for doubtful accounts	(3,372)	(3,661)
Total trade receivables	32,508	32,819

The following tables provide the movements in the provision for doubtful accounts for the years ended December 31, 2025 and 2024.

	31/12/25	31/12/24
Balance at beginning of year	3,661	4,263
Charges – bad debt expense	46	289
Reductions – write off of uncollectible amounts	(222)	(806)
Foreign exchange effect	(113)	(85)
Balance at end of year	3,372	3,661

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

	31/12/25	31/12/24
Carrying amount of trade receivables transferred	14,617	11,588
Carrying amount of associated liabilities	(13,434)	(10,665)
Total, net	1,183	923

Information about the Group’s exposure to credit risk and impairment losses for trade receivables is included in note 33(C)(ii-a).

16. Other current receivables

Other current receivables are analysed as follows:

	31/12/25	31/12/24
VAT	1,971	2,408
Receivables from National Institute for Social Security	3,041	4,615
Other	2,550	3,595
Total	7,562	10,618

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

17. Other current financial receivables

Other current financial receivables are analysed as follows:

Other current financial receivables	31/12/25	31/12/24
Short-term borrowings	4,121	1,348
Total	4,121	1,348

During 2025, the Brazilian subsidiary made short-term financial investments amounting to 2,930 (18,857 Brazilian reais), through the purchase of government securities yielding approximately an interest of 1.0% per month.

In 2024, the Board of Directors of a subsidiary, in light of its liquidity position, approved the granting of a renewable annual loan to the minority shareholder, Truong Thanh Furniture Corporation (“TTF”), upon request. The loan carries an

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

interest rate of LIBOR USD 1M - 0.25%, aligned with the yield of the Time Deposit in which the same subsidiary invested its excess liquidity. This loan, amounting to 1,191 ($1,400), has been renewed for a further 12 months. See Note 45.

18. Cash and cash equivalents

Cash and cash equivalents are analysed as follows:

	31/12/25	31/12/24
Cash on hand	135	116
Bank accounts	20,185	20,206
Total	20,320	20,322

The following tables show the Group’s cash and cash equivalents broken-down by region.

	31/12/25	31/12/24
Europe	11,272	10,486
Asia	4,906	5,069
North America	3,812	3,261
South America	205	1,337
Other	125	169
Total	20,320	20,322

For the purpose of the statement of cash flows, cash and cash equivalents comprise the following:

	31/12/25	31/12/24	31/12/23
Cash and cash equivalents in the statement of financial position	20,320	20,322	33,610
Bank overdrafts repayable on demand	(4,174)	(3,328)	(2,037)
Cash and cash equivalents in the statement of cash flows	16,146	16,994	31,573

Bank overdrafts repayable on demand form an integral part of the Group’s cash management (see note 28).

19. Share capital, reserves and retained earnings

As at December 31, 2025, 2024 and 2023 the equity attributable to owners of the Company is analysed as follows:

	31/12/25	31/12/24	31/12/23
Share capital	55,073	55,073	55,073
Reserves	19,566	20,659	20,448
Retained earnings	(51,659)	(21,726)	(6,576)
Total	22,980	54,006	68,945

As at December 31, 2025, the Company’s share capital, which is totally authorized and issued, is composed of 55,073,045 ordinary shares with par value of Euro 1 each, for a total of 55,073. Please, refer to Note 3(f) "Going concern assumption" for the reduction of share capital by more than one-third and related obligations set forth in Article 2446 of the Italian civil code.

Ordinary shareholders have the right to receive dividends, as approved by shareholders’ meetings, and to express one vote per each share owned.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Share capital is owned, as at December 31, 2025, 2024 and 2023, as follows:

	31/12/25	31/12/24	31/12/23
Mr. Pasquale Natuzzi	56.2%	56.2%	56.2%
Mrs. Anna Maria Natuzzi	2.6%	2.6%	2.6%
Mrs. Annunziata Natuzzi	2.5%	2.5%	2.5%
Other investors	38.7%	38.7%	38.7%
Total	100.0%	100.0%	100.0%

An analysis of “Reserves” is as follows:

	31/12/25	31/12/24	31/12/23
Legal reserve	10,971	10,971	10,971
Majority shareholder capital contribution	488	488	488
Share premium reserve	175	175	175
Stock option reserve	1,501	1,501	1,133
Reserve for gain on disposal of Non-controlling interests	4,219	4,219	4,219
Foreign operations translation reserve	(1,042)	1,792	2,335
Remeasurement of defined benefit plan	1,424	1,195	1,127
Reserve from Shareholder Financing	1,830	318	—
Total	19,566	20,659	20,448

The “Legal reserve” is related to the requirements of Italian law, which provide that 5% of net income of the Parent Company is retained as a legal reserve, until such reserve is 20% of the issued share capital. The legal reserve may be utilized to offset losses; any portion which exceeds 20% of the issued share capital is distributable as dividends. The legal reserve totaled 10,971 as at December 31, 2025, 2024 and 2023.

The “Majority shareholder capital contribution” is one of the Parent Company’s reserves, which is restricted for capital grants received.

The "Share premium reserve" refers to the value of the service provided by the beneficiary who subscribed to the stock option, for the portion accrued in 2022.

The "Stock option reserve" represents the value of the services provided as at 31 December 2025 by the beneficiaries of the stock option plan.

The “Reserve for gain on disposal of Non-controlling interests” reports the recognition, for the share pertaining to the Group, of the contribution by the shareholder Troung Thanh Furniture (TTF) who carried out the relevant payment in March 2022 for the acquisition of 20% stake in Natuzzi Singapore PTE LTD. No further contribution took place in 2024 and 2025.

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

The “Reserve from Shareholder Financing” increased compared to the balance as at 31 December 2024, following the disbursement in 2025 of a three-year interest-free loan amounting to 10,000. The benefit arising from the absence of market-rate interest is recognized as an equity contribution. This increase is therefore in addition to that recognized in 2024, when the majority shareholder granted an initial three-year loan at below-market terms. See Notes 20 and 45.

OCI accumulated in reserves, net of tax, is reported in the following tables.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

	31/12/25	31/12/24	31/12/23
Foreign operations translation reserve	(1,042)	1,792	2,335
Remeasurement of defined benefit plan	1,424	1,195	1,127
Owners of the Company	382	2,987	3,462
Non-controlling interests	(117)	148	(17)
Total OCI	265	3,135	3,445

The disaggregation of changes of OCI by each type of reserve in equity is shown in the tables below.

Year ended December 31, 2025

	Foreign operations translation reserve	Remeasurement of defined benefit plan	Total
Exchange difference on translation of foreign operations	(1,791)	—	(1,791)
Share of OCI of equity-method investees	(1,309)	—	(1,309)
Actuarial gains/(losses) on employees’ leaving entitlement	—	229	229
Total	(3,100)	229	(2,871)

Year ended December 31, 2024

	Foreign operations translation reserve	Remeasurement of defined benefit plan	Total
Exchange difference on translation of foreign operations	(1,064)	—	(1,064)
Share of OCI of equity-method investees	686	—	686
Actuarial gains/(losses) on employees’ leaving entitlement	—	68	68
Total	(378)	68	(310)

Year ended December 31, 2023

	Foreign operations translation reserve	Remeasurement of defined benefit plan	Total
Exchange difference on translation of foreign operations	(2,003)	—	(2,003)
Share of OCI of equity-method investees	(1,257)	—	(1,257)
Actuarial gains/(losses) on employees’ leaving entitlement	—	(185)	(185)
Total	(3,260)	(185)	(3,445)

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

20. Long-term borrowings

Long-term borrowings (debts) as at December 31, 2025 and 2024 consist of the following:

	31/12/25	31/12/24
Six-month Euribor (360) plus a 2.5% spread long-term debt with final payment due July 2025	—	1,313
2.3% fixed long-term debt with final payment due January 2026	—	1,240
1.5% fixed long-term debt with final payment due September 2027	146	217
0.21% fixed long-term debt with final payment due December 2034	7,734	7,734
80% of six-month Euribor (360) plus a 0.95% spread long-term debt with final payment due January 2035	894	1,035
Three-month Euribor (360) plus a 2.00% spread long-term debt with final payment due December 2027	1,600	2,400
Three-month Euribor (360) plus a 2.95% spread long-term debt with final payment due December 2028	1,895	2,526
2.5% Fixed rate long-term debt to majority shareholder with final payment due March 2027	2,359	2,255
Six-month Euribor (360) plus a 2.75% spread long-term debt with final payment due May 2027	4,096	—
Short-term financing (two disbursements with monthly interest rates of 1.00% and 1.45%), with the final tranche payable in November 2026.	3,107	—
Interest-free shareholder loan, repayable on 31 December 2028	8,515	—
Total long-term borrowings	30,346	18,720
Less current installments	(7,251)	(4,532)
Long-term borrowings, excluding current installments	23,095	14,188

During 2025, the actual level of rates ranged from 2.19% to 6.44%.

During 2023, the Romanian subsidiary renegotiated the two existing loans, one amounting to 10,000 obtained in 2015 with residual debt renewals every two years and maturing in August 2023, and the other amounting to 5,000 maturing in March 2025 with government guarantee, into a single loan with a balance as of December 31, 2024, of 1,313. The new repayment plan involves monthly installments until July 2025. The variable interest rate is based on the performance of the 6-month Euribor (360) plus a spread of 2.5%. The loan is secured by a mortgage on the Romanian plant for 16,628 and by the following covenants: (a) cash receipts >= 60% of turnover; (b) earnings before taxes and depreciation (EBITDA) >= 4.5%; (c) net debt / EBITDA <=3; (d) Debt Service Cover Ratio >= 1.35. The outstanding loan balance was fully repaid in July 2025.

In July 2017, the Company incurred long-term debt for a 7,000 nominal amount with installments payable on a monthly basis, fixed interest rate of 2.3% and with final payment due January 2026. The loan was early repaid in December 2025, resulting in the release of the mortgage over properties located in Matera for an amount of 14,000.

In March 2020, the Swiss subsidiary obtained a long-term loan from a financial institution, amounting to 378. This loan has been obtained as part of the COVID-19 measures to support business approved by the Swiss government. Such loan, of which 146 remains at year-end, has installments repayable on a six-month basis starting from 2022 and ending in September 2027. Since April 2023, the bank has informed us that the government authority has decided to apply a fixed annual interest rate of 1.5%.

In December 2019, the Company incurred long-term debt for a 4,181 nominal amount with installments payable on semi-annual basis, fixed interest rate of 0.21% and with final payment due December 2034. This long-term debt, of which 7,735 remains at year-end, following a further disbursement obtained in 2023 and a new disbursement in 2024, as well as the update of the amortization plan by the financial institution, is guaranteed by a mortgage on the properties located in Ginosa,

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Laterza and Santeramo in Colle (Italy) for a total amount of 13,936. Repayment of the aforementioned long-term debt will commence during 2026.

In December 2019, one of the Italian subsidiaries incurred long-term debt for a 435 nominal amount with installments payable on semi-annual basis and with final payment due January 2035. This long-term financing, which benefited from additional disbursements in 2021 and 2023 and had an outstanding balance of 894 at year-end, bears interest at a variable rate based on 80% of the 6-month Euribor (360) plus a spread of 0.95%. Such loan is guaranteed by a mortgage on the properties located in Pozzuolo del Friuli (Italy) for a total amount of 3,000.

In January 2022, the Parent obtained a long-term loan from a financial institution, amounting to 4,000. This loan, which is guaranteed by an Italian governmental authority, has been made available by the Italian government as part of the COVID-19 measures to support businesses. Such loan, of which 1,600 remains at year-end, has installments repayable on a quarterly basis starting from January 2023, after the 12-month interest-only period, and ending in December 2027. This long-term debt provides for variable interest installments determined based on the three-month Euribor (360) plus a 2.00% spread.

In January 2024, the Parent Company obtained a long-term bank loan with a nominal amount of 3,000, repayable in quarterly installments starting from June 2024, at an interest rate of Euribor 3M + a 2.95% spread, with a final payment due on December 31, 2028. The debt is secured by a government entity guarantee covering 90% of the loan. As of December 31, 2025, the outstanding debt amounts to 1,895.

On March 31, 2024, the Parent Company obtained a three-year loan from the majority shareholder, due on March 31, 2027, with a nominal amount of 2,500, at an annual interest rate of 2.5%, with annual interest payments and full repayment of the debt on March 31, 2027. As of December 31, 2025, the outstanding debt amounts to 2,359.

During 2025, the Romanian subsidiary obtained a long-term loan of 5,000, repayable in monthly installments until May 2027. The loan bears a variable interest rate based on the 6-month Euribor (360) plus a spread of 2.75%. The financing is secured by a mortgage over the Romanian plant and is subject to the following covenants: (a) collections ≥ 70% of revenue; (b) earnings before interest, taxes, depreciation, and amortization (EBITDA) ≥ 4.5%; (c) net debt / EBITDA ≤ 3; and (d) Debt Service Cover Ratio ≥ 1.35. As at 31 December 2025, the outstanding balance of the loan amounted to 4,096.

In August and October 2025, the Brazilian subsidiary contracted two short-term loans, each with a nominal amount of BRL 10 million, for a total of 3,107. The first loan is structured with repayment in two installments: the first due in February 2026 and the second in August 2026, bearing a fixed monthly interest rate of 1.0%. The second loan is repayable in a single installment in November 2026, with a fixed monthly interest rate of 1.45%.

On 21 November 2025, the majority shareholder and CEO of the Group entered into an agreement with the Parent Company to support the industrial restructuring plan through a credit facility. Under this facility, the Parent Company may request, until 31 December 2026, multiple tranches of an interest-free loan up to a total amount of 15,000, with the option to convert the disbursed loan tranches into equity contributions in the event of a capital increase. In the absence of a capital increase, the loan is repayable by 31 December 2028. The Parent Company requested and received two tranches of 5,000 each, the first at the end of November and the second in mid-December. As the loan is interest-free, a market interest rate of 5.50% was determined, resulting in the recognition of the present value of the loan at the time of disbursement of 8,488, with the difference of 1,512 recorded in an equity reserve (see Notes 19 and 45). As at 31 December 2025, interest of 26 had accrued on the loan, bringing the outstanding balance to 8,514.

During 2025 and 2024, the Company made all installment payments related to the aforementioned long-term borrowings.

Interest expense related to long-term borrowings for the years ended December 31, 2025, 2024 and 2023 is 699, 768 and 599, respectively. Interest due is paid with the related installment.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

21. Lease liabilities (non-current and current)

The non-current and current portion of the lease liabilities as at December 31, 2025 and 2024 is as follows:

	31/12/25	31/12/24
Non-current portion of the lease liabilities	39,963	47,400
Current portion of the lease liabilities	9,480	10,350
Total	49,443	57,750

Changes in the carrying amount of the lease liabilities for the year ended December 31, 2025 and 2024 are reported in the following tables.

	31/12/25	31/12/24
Balance at beginning of year	57,750	62,327
Additions for new leases	10,313	5,215
Interest expenses	3,286	3,810
Lease payments	(12,768)	(14,098)
Disposal of leases	(5,301)	(1,911)
Adjustments due to remeasurements	45	43
Adjustments due to modifications	243	9
Effect of translation adjustments	(4,125)	2,356
Balance at end of year	49,443	57,750

As at December 31, 2025, the incremental borrowing rate is within the range of 3% and 12% (the same range as at December 31, 2024).

The maturity analysis of the contractual undiscounted cash flows of the lease liabilities as at December 31, 2025 and 2024 are reported in the tables below.

	31/12/25	31/12/24
Less than one year	11,788	13,629
One to five years	32,076	39,294
More than five years	12,033	17,970
Total undiscounted lease liabilities	55,897	70,893

Some property leases contain extension options exercisable by the Group up to one year before the end of the non-cancellable contract period. Where practicable, the Group seeks to include extension options in new leases to provide operational flexibility. The extension options held are exercisable only by the Group and not by the lessors. The Group assesses at lease commencement date whether it is reasonably certain to exercise the extension options. The Group reassesses whether it is reasonably certain to exercise the options if there is a significant event or significant changes in circumstances within its control. The Group has estimated that the potential future lease payments, should it exercise the extension option, would result in an increase in lease liability of 39,967 as at December 31, 2025 (43,309 as at December 31, 2024).

22. Other non-current debts

The installment liability related to the adaptation works of the plant of a Chinese subsidiary, originated in 2024, was settled early in 2025.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

	31/12/25	31/12/24
Trade payables on leasehold improvements	—	465
Total Other non-current debts	—	465

23. Other non-current liabilities

The item "Other non-current liabilities" as at December 31, 2025 and 2024 is as follows:

	31/12/25	31/12/24
Other non-current liabilities	1,386	2,160
Total Other non-current liabilities	1,386	2,160

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

The total amount of non-discounted installment payments to be completed in 2028 is 2,169, of which the debt payable beyond one year (from 2027 onwards) amounts to 1,402.

The total debt has been discounted at a rate of 6.308%, and as at December 31, 2025 the amount of the discounted debt beyond the year is equal to 1,386 (2,160 as at December 31, 2024).

In 2023, the early retirement agreement required the opening of a deposit account as a guarantee for 892 (see note 12) and the issuance of a surety bond for 4,459 in favor of the government entity (see note 44).

24. Employees’ leaving entitlement

Changes to employees’ leaving entitlement occurring during 2025 and 2024 are analysed as follows:

	31/12/25	31/12/24
Balance at beginning of year	11,646	12,389
Current service cost	65	77
Interest expense	365	364
Benefits paid	(365)	(1,116)
Actuarial losses/(gains)	(229)	(68)
Balance at end of year	11,482	11,646

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

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The principal assumptions used in determining the present value of such defined benefit obligation (“DBO”) related to the employee benefit obligation are reported as follows:

	31/12/25	31/12/24
Annual discount rate	3.37%	3.18%
Annual future salary increase rate	2.00%	2.00%
Annual inflation rate	2.00%	2.00%
Annual DBO increase rate	3.00%	3.00%
Mortality	RG48 mortality tables published by the General State Accounting
Inability	National Institute for Social Security tables, by age and sex
Retirement	100% upon achievement of AGO requisites
Annual frequency of turnover	2.00%	2.00%
Annual frequency of DBO advances	2.00%	2.00%

A quantitative sensitivity analysis for significant assumptions impacting the DBO as at December 31, 2025 and 2024 is reported as follows:

	31/12/25	31/12/24
+1.00% on turnover rate	42	39
-1.00% on turnover rate	(45)	(42)
+0.25% on annual inflation rate	128	143
-0.25% on annual inflation rate	(126)	(141)
+0.25% on annual discount rate	(197)	(220)
-0.25% on annual discount rate	202	226

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

The following are the expected payments of the employees’ leaving entitlement in future years:

	31/12/25	31/12/24
Within 1 year	1,099	742
Between 2 and 5 years	3,471	3,263

The average duration of the defined benefit plan as at December 31, 2025 and 2024 are 8.2 and 8.7 years, respectively.

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

The exercise date for the stock options is 31 December 2027 for Beneficiaries 1 and 2, and 31 December of each vesting year up to 31 December 2027 for Beneficiary 3. In addition to Beneficiary 3, who left the Group in February 2024, both Beneficiary 1 and Beneficiary 2 waived their vested stock options upon resigning from the Parent Company during 2025. Consequently, as at 31 December 2025, no employees held any outstanding stock options.

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

The total fair value of the SOP as at July 15, 2022, as determined by the abovementioned financial method, was equal to $2,458,542.

C. Reconciliation of outstanding share options

The number and weighted-average exercise prices of the stock options granted in 2025 are the following:

	Number of options (ADS)	Weighted-average exercise price (ADS)
Outstanding as at January 1, 2025	431,160	$14.71
Granted during the year	—	—
Forfeited during the year	—	—
Exercised during the year	—	—
Outstanding as at December 31, 2025	—	—
Exercisable as at December 31, 2025	—	—

There are no further options granted during the year in addition to those granted on 15 July 2022.

During 2025, no beneficiaries exercised the vested portion of their options, and Beneficiaries 1 and 2 waived, upon resignation, the right to exercise options on shares vested during their service, a right that under the terms of the plan would have expired on 31 December 2027. Consequently, as at 31 December 2025, the number of outstanding and exercisable shares under the plan was nil.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

25. Contract liabilities (non-current and current)

Contract liabilities as at December 31, 2025 and 2024 consist of the following:

	31/12/25	31/12/24
Advance payments from customers	18,055	22,041
Deferred income from licensing of Natuzzi’s trademarks	4,814	5,196
Deferred revenue for Natuzzi Display System	2,191	2,162
Deferred revenue for Service-Type Warranty	1,618	974
Total contract liabilities	26,678	30,373
Less current portion	(19,818)	(23,587)
Non-current portion	6,860	6,786

“Advance payments from customers” are related to considerations received by the Group upon sale of the Group’s products, and before their delivery to end customers.

“Deferred income from licensing Natuzzi’s trademarks” refers to the deferral of revenue deriving from licensing Natuzzi’s Trademarks, to the former subsidiary Natuzzi Trading Shanghai. Such revenue, in the amount of 4,184 (net of the elimination of intercompany profit on the transaction), has been deferred over the useful life (20 years) of the licensed trademarks.

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

The amount of revenue recognised for the years ended December 31, 2025, 2024 and 2023 that was included in the opening contract liabilities balance amounts to 23,587, 20,333 and 17,124, respectively.

26. Provisions (non-current and current)

Provisions as at December 31, 2025 and 2024 consist of the following:

	31/12/25	31/12/24
Provision for legal claims	2,862	5,425
Provision for tax claims	400	436
Provision for warranties	1,680	1,866
Termination indemnities for sales agents	1,183	825
Other provisions	1,512	1,105
Total provisions	7,637	9,657
Less current portion	(1,680)	(1,866)
Non-current portion	5,957	7,791

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

The item "other provisions" includes amounts set aside for investments in joint ventures that have already been fully written down.

Changes in the above provisions for the years ended December 31, 2025 and 2024 are analysed as follows:

	Provision for legal claims	Provision for tax claims	Provision for warranties	Termination indemnities for sales agents	Other provisions	Total
Balance as at December 31, 2023	7,432	489	2,352	861	502	11,636
Provisions made during the year	1,108	—	871	156	603	2,738
Provisions used during the year	(2,566)	(2)	(1,357)	(192)	—	(4,117)
Provisions reversed during the year	(549)	(51)	—	—	—	(600)
Balance as at December 31, 2024	5,425	436	1,866	825	1,105	9,657
Provisions made during the year	557	6	747	633	407	2,350
Provisions used during the year	(2,410)	(42)	(924)	(266)	—	(3,642)
Provisions reversed during the year	(710)	—	(9)	(9)	—	(728)
Balance as at December 31, 2025	2,862	400	1,680	1,183	1,512	7,637

As at 31 December 2025, the provision for legal disputes relates to 1,397 (3,795 as at 31 December 2024) and represents a probable contingent liability arising from legal claims brought by a group of employees against the Company in connection with an alleged misapplication of the social security procedure “CIGS—Cassa Integrazione Guadagni Straordinaria” without the correct implementation of temporal rotation during the period 2004–2016. According to the “CIGS” procedure, the Company pays a reduced salary to the worker for a certain period of time based on formal agreements signed with the Trade Unions and other Public Social parties. The Company, with the support of its legal advisors, has assessed the probable liability in respect of these legal claims at 1,397.

27. Deferred income for government grants

Changes in the carrying amount of deferred income for government grants for the years ended December 31, 2025 and 2024 are analysed as follows:

	31/12/25	31/12/24
Balance at beginning of year	11,036	13,135
Additions	398	88
Credit to profit or loss	(1,451)	(2,187)
Balance at end of year	9,983	11,036

Government grants are related to benefits the Group obtained in 2025 and previous years from the Italian government as part of the incentive programs for under-industrialised regions in Southern Italy. They have been received to compensate the Group for the purchase of certain items of property, plant and equipment and for certain expenses mainly related to research projects. Deferred income for grants related to property, plant and equipment are credited to profit or loss on a straight-line basis over the expected lives of the related assets. Deferred income for grants related to expenses are credited to profit or loss in the periods in which the costs are recognised.

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

28. Bank overdrafts and short-term borrowings

Bank overdrafts and short-term borrowings as at December 31, 2025 and 2024 are analysed as follows:

	31/12/25	31/12/24
Bank overdrafts	4,174	3,328
Borrowings related to a recourse factoring agreement	13,434	10,665
Borrowings secured with trade receivables not part of factoring agreement	3,828	8,734
Borrowings unsecured	761	600
Total	22,197	23,327

The weighted average interest rates on the bank overdrafts and short-term borrowings for the years ended December 31, 2025 and 2024 are as follows:

	2025	2024
Bank overdrafts	6.07%	7.02%
Borrowings	5.68%	6.37%

As at December31, 2025, the unused portion of credit facilities available to the Group, for which no commitment fees are due, amount to 4,445 (30,640 as at December 31, 2024). Such unused portion is mainly related to a recourse factoring agreement for export-related trade receivables (3,383) and bank overdrafts (1,062).

29. Trade payables

Trade payables as at December 31, 2025 and 2024 are analysed as follows:

	31/12/25	31/12/24
Invoices received - supplier not part of factoring facility	36,140	40,474
Invoices received - supplier factoring facility	10,097	11,670
Accruals for invoices to be received	11,210	14,333
Total	57,447	66,477

Trade payables mainly represent amounts payable for purchases of goods and services in Italy and abroad.

There were no trade payables outstanding to related parties as of December 31, 2025 and 2024. For further details, reference is made to Note 45.

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

The Parent, therefore, presents the amounts factored by these suppliers as trade payables because the nature and function of the financial liability remain the same as those of other trade payables but discloses disaggregated amounts in this note. All payables under the SCF program are classified as current as at December 31, 2025 and 2024.

The payments to the bank are included within operating cash flows because they continue to be part of the Group’s normal operating cycle and their principal nature remains operating – i.e., payments for the purchase of goods and services.

Of the invoices received from suppliers and included in the factoring agreement, totaling 10,097 and 11,670 as of December 31, 2025 and 2024, respectively, suppliers had collected a total amount of 5,280 and 5,444, respectively.

No significant changes unrelated to cash flows have been identified in the carrying amount of trade payables subject to reverse factoring arrangements.

30. Other payables

Other payables as at December 31, 2025 and 2024 are analysed as follows:

	31/12/25	31/12/24
Salaries and wages	6,653	6,014
Social security contributions	5,643	5,292
Vacation accrual	5,265	4,499
Withholding taxes on payroll and on others	1,928	1,966
Advance payment from the sale of a building (High Point, NC, USA)	—	3,658
Other accounts payable	5,595	5,277
Total	25,084	26,706

Liabilities to employees, social security institutions, and for accrued but unused vacation primarily relate to obligations for the payment of monthly salaries, provisions for vacation, and the related social charges. The item 'Withholding taxes on payroll and on others' reflects tax withholdings made in accordance with applicable tax legislation.

As at 31 December 2025, the item 'Social security contributions'includes the current portion of the early retirement agreement ('expansion contract’), amounting to 660 (668 as at 31 December 2024).

The liability arising from the advance payment for the sale of the building located in High Point was zero as at 31 December 2025, following the execution of the property sale agreement in March 2025 (see Notes 7 and 45). As at 31 December 2024, a liability of 3,658 had been recognized in relation to the advance received from the majority shareholder upon signing the preliminary agreement for the disposal of the High Point building in October 2024.

31. Other liabilities

Other liabilities as at December 31, 2025 and 2024 are analysed as follows:

	31/12/25	31/12/24
Advance payments for government grants	403	403
Total	403	403

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

As at December 31, 2025 and 2024, advance payments for government grants are related to considerations received by the Parent for government grants obtained for research projects.

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

The tables below summarise in euro equivalent the contractual amounts of forward exchange contracts used to hedge principally future cash flows from trade receivables and sale orders as at December 31, 2025 and 2024.

	31/12/25	31/12/24
U.S. dollars	3,434	5,515
British pounds	3,414	4,304
Euro	4,850	2,416
Australian dollars	592	369
Mexican pesos	422	—
Japanese yen	113	124
Total	12,825	12,728

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

	2025		2024
	Contract amount	Unrealised gains/(losses)	Contract amount	Unrealised gains/(losses)
Assets	8,767	76	2,909	24
Liabilities	4,058	(19)	9,819	(268)
Total	12,825	57	12,728	(244)

As at December 31, 2025 and 2024, the forward exchange contracts have a net unrealized gain of 57 and a net unrealized loss of 244, respectively. These amounts are recorded in net exchange rate gains/(losses) in the consolidated statements of profit or loss (see note 40).

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

A. Accounting classification of financial assets and financial liabilities

The following tables show the classification and carrying amounts of Group’s financial assets and financial liabilities as at December 31, 2025 and 2024.

Financial assets	31/12/25	31/12/24
Financial assets measured at amortised cost
Other non-current receivables	4,981	6,124
Trade receivables	32,508	32,819
Other current receivables	7,562	10,618
Other current financial receivables	4,121	1,348
Cash and cash equivalents	20,320	20,322
Total (a)	69,492	71,231
Financial assets measured at fair value
Forward exchange contracts	76	24
Total (b)	76	24
Total financial assets (a+b)	69,568	71,255

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

Financial liabilities	31/12/25	31/12/24
Financial liabilities measured at amortised cost
Long-term borrowings	30,346	18,720
Lease liabilities	49,443	57,750
Other non-current debts	—	465
Bank overdrafts and short-term borrowings	22,197	23,327
Trade payables	57,447	66,477
Other payables	25,084	26,706
Other non-current liabilities	1,386	2,160
Total (a)	185,903	195,605
Financial liabilities measured at fair value
Forward exchange contracts	19	268
Total (b)	19	268
Total financial liabilities (a+b)	185,922	195,873

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

The following tables show the carrying amount and fair value of Group’s financial assets and financial liabilities as at December 31, 2025 and 2024, other than those with carrying amount that are reasonable approximation of fair value.

	31/12/25		31/12/24
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Forward exchange contracts	76	76	24	24
Financial liabilities
Floating-rate borrowings	8,485	8,778	7,274	7,552
Fixed rate borrowings	21,861	24,390	11,446	14,078
Total long-term borrowings	30,346	33,168	18,720	21,630
Forward exchange contracts	19	19	268	268

As at December 31, 2025 and 2024, the fair value measurement hierarchy of the forward exchange contracts and long-term borrowings is “significant observable inputs” (level 2).

There were no transfers between level 1 (quoted prices in active markets) and level 2 during 2025 and 2024. There were no level 3 (significant unobservable inputs) fair values estimated as at December 31, 2025 and 2024.

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

The fair values of the Group’s interest-bearing borrowings are determined using the discounted cash flow method. The discount rate used reflects the issuer’s borrowing rate as at the end of the reporting period. The own non-performance risk as at December 31, 2025 and 2024 is determined to be insignificant.

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

Impairment losses on financial assets recognised in profit or loss for the years ended December 31, 2025, 2024 and 2023 are related mainly to trade receivables and are as follows:

	2025	2024	2023
Impairment loss on trade receivables	46	289	33

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

The Group evaluates the concentration of risk with respect to trade receivables and revenue as low, as its customers are located in several jurisdictions and operate in largely independent markets (see notes 15 and 34). Furthermore, as at December 31, 2025, 2024 and 2023, the Group had one customer, the joint venture Natuzzi Trading Shanghai, whose purchases exceeded 5% of revenue and trade receivables (see note 45).

	31/12/25	31/12/24	31/12/23
Revenue	23,215	25,192	26,523
Trade receivables	2,341	4,022	4,198

As at December 31, 2025 and 2024, insured and non-insured trade receivables are as follows:

	31/12/25	31/12/24
Insured trade receivables	24,250	23,253
Non-insured trade receivables	11,630	13,227
Gross trade receivables	35,880	36,480
Provision for doubtful accounts	(3,372)	(3,661)
Net trade receivables	32,508	32,819

As at December 31, 2025 and 2024 the ageing of trade receivables is as follows:

	31/12/25	31/12/24
Current (not past due)	26,534	24,462
From 1 to 29 days past due	5,199	3,945
From 30 to 60 days past due	841	746
From 61 to 90 days past due	595	582
More than 90 days past due	2,711	6,745
Gross trade receivables	35,880	36,480
Provision for doubtful accounts	(3,372)	(3,661)
Net trade receivables	32,508	32,819

The movements in the provision for doubtful accounts in respect of trade receivables for the years ended December 31, 2025 and 2024 are reported in note 15.

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

Set out below is the information about the credit risk exposure on the Group’s trade receivables using a provision matrix as at December 31, 2025 and 2024, further to the adoption of IFRS 9.

December 31, 2025

	Days past due
	<30 days	30-60 days	61-90 days	> 90 days	Total
Trade receivables subject to collective valuation	125	23	5	62	215
Trade receivables subject to specific valuation					35,665
Total gross carrying amount					35,880
Default rate	0.57%	7.04%	12.72%	19.75%
Expected credit loss	1	2	1	12	16

December 31, 2024

	Days past due
	<30 days	30-60 days	61-90 days	> 90 days	Total
Trade receivables subject to collective valuation	1,279	—	79	—	1,358
Trade receivables subject to specific valuation					35,122
Total gross carrying amount					36,480
Default rate	0.65%	9.60%	26.31%	58.83%
Expected credit loss	8	—	21	—	29

(ii-b) Other receivables

As at December 31, 2025, and 2024 other receivables current and non-current amount to 16,668 and 18,089, respectively. Such receivables are considered to have a low credit risk and the impairment loss has been measured on a 12-months expected credit loss basis. Management considers its other receivables to have a low credit risk as they have a low risk of default and their counterparties are able to meet their contractual cash flow obligations in the short-term. As at December 31, 2025 and 2024 the identified impairment loss of other receivables is immaterial.

(ii-c) Cash and cash equivalents

As at December 31, 2025 and 2024 the Group has cash and cash equivalents of 20,320 and 20,322, respectively. Indeed, the Group considers its cash and cash equivalents to have a low credit risk based on the external credit ratings of the financial institutions. Indeed, the Group’s cash and cash equivalents are held with financial institutions, which have external credit risk ratings that are equivalent to the understood definition of “investment grade”. Impairment of cash and cash equivalents has been measured on a 12-months expected credit loss basis and reflects the short-term nature of the exposures. As at December 31, 2025 and 2024 the identified impairment loss of cash and cash equivalents is immaterial.

(ii-d) Derivative financial instruments

Domestic currency swaps (see note 32) are entered into with financial institutions that have outstanding external credit ratings (“investment grade”). As at December 31, 2025 and 2024 the identified impairment loss of the favourable domestic currency swaps is immaterial.

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

The Group aims to maintain the level of its cash and cash equivalents at an amount in excess of expected cash outflows on financial liabilities over the next 60 days. The Group also monitors the level of expected cash inflows on trade and other receivables together with expected cash outflows on trade and other payables. As at December 31, 2025, the expected cash flows from trade and other receivables maturing within two months were in excess of the expected cash outflows for trade and other payables due within two months. This excludes the potential impact of extreme circumstances that cannot reasonably be predicted.

Therefore, the Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of bank overdrafts, short-term borrowings and long-term borrowings.

The steps taken by the Group in 2025 to manage its liquidity needs, together with the impact of those steps on the consolidated financial statements, include the following:

—
During 2025, the Parent Company renewed for a further 12 months a factoring agreement with a leading Italian financial institution. Under this arrangement, the Parent Company assigns certain trade receivables to the financial institution in exchange for short-term financing up to a maximum amount of 18,000. The trade receivables transferred under this agreement are not derecognized from the statement of financial position, as the Parent Company retains substantially all the risks and rewards, primarily credit risk (see Note 15). The consideration received at the time of transfer is recognized as a bank advance secured by receivables (see Note 28).
—
During 2025, the Romanian subsidiary obtained a long-term loan of 5,000, repayable in monthly installments through May 2027. The variable interest rate is based on the six-month Euribor (360-day basis) plus a spread of 2.75%. As of December 31, 2025, the outstanding balance of the loan amounted to 4,096 (see Note 20).
—
Also during 2025, the Brazilian affiliate entered into two short-term loans for a total amount of 3,107 (20,000 Brazilian reais), repayable in installments through November 2026 (see Note 20).
—
On November 21, 2025, the Group’s majority shareholder and Chief Executive Officer entered into an agreement with the Parent Company aimed at supporting the industrial restructuring plan through a credit facility. Under this arrangement, the Parent Company may request, in multiple tranches through December 31, 2026, an interest-free loan of up to 15,000, with the option to convert the amounts drawn into equity contributions in the event of a share capital increase. In the absence of a capital increase, the loan would be repayable by December 31, 2028. The Parent Company requested and obtained two tranches of 5,000 each, the first at the end of November and the second in mid-December (see Notes 19 and 45).
—
During 2025, the disposal of the building in High Point, North Carolina, USA, by a U.S. subsidiary was completed, resulting in the receipt of the outstanding balance of 7,644. In addition, a Romanian subsidiary completed the sale of a plot of land, collecting the remaining balance of 2,369 (see Note 7).
—
At the end of November 2025, the Parent Company entered into a preliminary agreement for the sale of a photovoltaic plant for a consideration of 7,115. The transaction was completed with the collection of the proceeds in January 2026 (see Notes 7 and 46).
—
In addition, it should be noted that in March 2026 the Parent Company received the final tranche of financing amounting to 2,114 and a non-repayable grant of 591 from a public authority, relating to the production investments envisaged under the program agreement (see Note 46).

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The tables below summarize the remaining contractual maturities of financial liabilities as at December 31, 2025 and 2024. The amounts are gross and undiscounted, and include contractual interest payments and exclude the impact of netting agreements.

December 31, 2025

	Less than 2 months	2 to 12 months	1 to 2 years	2 to 5 years	More than 5 years	Total
Long-term borrowings	378	7,056	7,678	14,128	4,700	33,940
Lease liabilities	2,079	9,709	10,639	21,437	12,033	55,897
Bank overdrafts and short-term borrowings	22,197	—	—	—	—	22,197
Trade and other payables	25,084	57,447	—	—	—	82,531
Losses on derivative financial instruments	19	—	—	—	—	19
Total financial liabilities	49,757	74,212	18,317	35,565	16,733	194,584

December 31, 2024

	Less than 2 months	2 to 12 months	1 to 2 years	2 to 5 years	More than 5 years	Total
Long-term borrowings	626	4,459	2,568	8,034	5,943	21,630
Lease liabilities	2,379	11,250	12,513	26,781	17,970	70,893
Bank overdrafts and short-term borrowings	23,327	—	—	—	—	23,327
Trade and other payables	26,706	66,942	—	—	—	93,648
Losses on derivative financial instruments	268	—	—	—	—	268
Total financial liabilities	53,306	82,651	15,081	34,815	23,913	209,766

Interest payments on variable-rate borrowings presented in the tables above reflect forward interest rates as at the reporting date and may vary in line with changes in market interest rates.

With the exception of such financial liabilities, the cash outflows included in the maturity analysis are not expected to occur significantly earlier, nor for amounts materially different from those presented.

In addition, the following is to be considered: (a) as at December 31, 2025, the Group has unused credit lines of 4,445 (see note 28); (b) the Parent Company can use the credit facilities of its subsidiaries adhering to the cash pooling contract in place; from time to time, the Parent Company evaluates the adequacy of such credit facilities, requesting additional facilities as needed; (c) the Group holds cash at foreign subsidiaries, that can be withdrawn by the Company subject to the approval of a dividend distribution; some of these dividends are subject to withholding taxes; (d) the Group can apply for long-term borrowings to sustain long-term investments; (e) there are no significant liquidity risk concentrations, both on financial assets and on financial liabilities.

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

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s long-term borrowings obligations with floating interest rates. The Group manages its interest rate risk by having a portfolio of fixed and variable rate borrowings. As at December 31, 2025, approximately 72.04% of the Group’s borrowings were at a fixed rate of interest (2024: 61.14%). No derivative financial instruments were entered into by the Group to manage the cash flow risk on floating interest-rate borrowings.

The following tables demonstrate the sensitivity to a reasonably possible change in interest rates on that portion of loans and borrowings affected. With all other variables held constant, the Group’s profit before tax is affected through the impact on floating rate borrowings as follows:

	Increase/decrease in basis points	Effect on profit before tax
December 31, 2025	+45	46
December 31, 2025	-45	(46)
December 31, 2024	+45	(40)
December 31, 2024	-45	40
December 31, 2023	+45	(40)
December 31, 2023	-45	40

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

The following tables demonstrate the sensitivity to a reasonably possible change in foreign exchange rates, with all other variables held constant.

The Group’s profit before tax is affected through the change in foreign in exchange rates as follows:

	Change in foreign exchange rates	Effect on profit before tax
December 31, 2025	+5%	1,666
December 31, 2025	-5%	(1,639)
December 31, 2024	+5%	2,150
December 31, 2024	-5%	(2,403)
December 31, 2023	+5%	1,707
December 31, 2023	-5%	(1,848)

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

As at December 31, 2025 and 2024 the Group’s financial assets and financial liabilities denominated in foreign currency are as follows:

Financial assets	31/12/25	31/12/24
Trade receivables	21,643	23,384
Cash and cash equivalents	18,225	16,224
Total financial assets	39,868	39,608

Financial liabilities	31/12/25	31/12/24
Long-term borrowings	3,253	216
Lease liabilities	35,374	41,604
Bank overdraft and short-term borrowings	11,500	10,336
Trade payables	19,059	21,355
Total financial liabilities	69,186	73,511

As at December 31, 2025 and 2024, the summary quantitative data about Group’s exposure to currency risk as reported to the management of the Group is as follows:

December 31, 2025

	Financial Assets (a)	Financial liabilities (b)	Net Exposure (c) = (a)-(b)
U.S. dollars	21,014	42,157	(21,143)
Chinese Yuan	6,412	6,841	(429)
British pounds	4,496	5,369	(873)
Brazilian Reais	2,888	4,246	(1,358)
Canadian dollars	18	17	1
Romanian Leu	684	6,256	(5,572)
Mexican pesos	529	1,342	(813)
Other	3,827	2,958	869
Total	39,868	69,186	(29,318)

December 31, 2024

	Financial Assets (a)	Financial liabilities (b)	Net Exposure (c) = (a)-(b)
U.S. dollars	21,705	42,212	(20,507)
Chinese Yuan	5,173	10,005	(4,832)
British pounds	4,453	7,722	(3,269)
Brazilian Reais	4,089	2,497	1,592
Mexican pesos	1,229	1,415	(186)
Canadian dollars	62	4	58
Romanian Leu	810	6,772	(5,962)
Other	2,087	2,884	(797)
Total	39,608	73,511	(33,903)

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

(v) Reconciliation of movements of liabilities to cash flows arising from financing activities

The following tables show the reconciliation of movements of financial liabilities to cash flows arising from financing activities for the three years ended December 31, 2025, 2024 and 2023.

December 31, 2025

	Jan. 1, 2025	Cash outflows	Cash inflows	Changes in fair value	Other changes	Dec. 31, 2025
Long-term borrowings	18,720	(4,717)	17,846	—	(1,503)	30,346
Lease liabilities	57,750	(9,482)	—	—	1,175	49,443
Short-term borrowings	19,999	(1,976)	—	—	—	18,023
Bank overdrafts	3,328	—	846	—	—	4,174
Non-controlling interests	4,202	(419)	70	—	(951)	2,902
Total liabilities from financing activities	103,999	(16,594)	18,762	—	(1,279)	104,888

Bank overdrafts are used only for cash management purposes.

December 31, 2024

	Jan. 1, 2024	Cash outflows	Cash inflows	Changes in fair value	Other changes	Dec. 31, 2024
Long-term borrowings	17,353	(4,839)	3,314	—	2,892	18,720
Lease liabilities	62,327	(10,288)	—	—	5,711	57,750
Short-term borrowings	20,797	(798)	—	—	—	19,999
Bank overdrafts	2,037	—	1,291	—	—	3,328
Non-controlling interests	4,343	(149)	—	—	8	4,202
Total liabilities from financing activities	106,857	(16,074)	4,605	—	8,611	103,999

Bank overdrafts are used only for cash management purposes.

December 31, 2023

	Jan. 1, 2023	Cash outflows	Cash inflows	Changes in fair value	Other changes	Dec. 31, 2023
Long-term borrowings	17,290	(8,715)	10,912	—	(2,134)	17,353
Lease liabilities	51,849	(11,057)	—	—	21,535	62,327
Short-term borrowings	27,500	(6,703)	—	—	—	20,797
Bank overdrafts	1,754	—	283	—	—	2,037
Non-controlling interests	4,698	(135)	—	—	(220)	4,343
Total liabilities from financing activities	103,091	(26,610)	11,195	—	19,181	106,857

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

Types of goods	2025	2024	2023
Sale of upholstery furniture	260,824	272,935	281,638
Sale of home furnishing accessories	34,478	37,610	38,199
Sales of Contract	3,357	—	—
Sale of polyurethane foam	2,329	1,932	2,509
Sale of other goods	7,229	6,320	6,272
Total	308,217	318,797	328,618

The sale of upholstery furniture includes the following categories: stationary furniture (sofas, loveseats and armchairs), sectional furniture, motion furniture, sofa beds and occasional chairs, including recliners and massage chairs.

Geographical markets	2025	2024	2023
Europe, Middle East and Africa	152,059	153,033	159,570
Americas	118,028	125,063	122,820
Asia-Pacific	38,130	40,702	46,228
Total	308,217	318,797	328,618

Geographical location of customers	2025	2024	2023
United States of America	88,010	90,921	87,250
Italy	50,796	47,509	39,037
United Kingdom	26,114	32,252	36,291
China	21,295	22,178	26,211
Spain	12,826	13,534	11,634
Brazil	10,822	13,516	14,498
Mexico	10,148	9,913	8,197
Australia	5,744	5,723	6,256
Canada	5,413	7,275	8,117
Belgium	4,391	4,605	5,302
South Korea	3,713	3,395	3,518
Israel	3,190	3,514	3,371
United Arab Emirates	2,988	3,181	4,839
Other countries (none greater than 5%)	62,766	61,281	74,097
Total	308,217	318,797	328,618

Distribution channels	2025	2024	2023
Wholesale (distributors and retailers)	238,972	242,667	255,507
Directly operated stores (end consumers)	69,245	76,130	73,111
Total	308,217	318,797	328,618

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Brands	2025	2024	2023
Natuzzi Editions	164,028	167,416	176,600
Natuzzi Italia	119,504	120,487	119,323
Private label	15,127	22,639	23,914
Other	9,558	8,255	8,781
Total	308,217	318,797	328,618

Timing of revenue recognition	2025	2024	2023
Goods transferred at a point in time	307,886	318,250	327,316
Goods and services transferred over time	331	547	1,302
Total	308,217	318,797	328,618

(iii) Contract balances

The following table provides information about receivables and contract liabilities from contracts with customers.

	31/12/25	31/12/24
Trade receivables	32,508	32,819
Contract liabilities	26,678	30,373

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

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The transaction price allocated to the remaining performance obligations (partially unsatisfied) as at December 31, 2025 and 2024 is as follows:

	31/12/25	31/12/24
Sale of the license for Natuzzi trademarks
Within a year	383	383
More than a year	4,428	4,811
Total	4,811	5,194
Sale of Natuzzi Display System
Within a year	884	851
More than a year	1,307	1,311
Total	2,191	2,162
Sale of Service-Type Warranties
Within a year	497	179
More than a year	1,121	260
Total	1,618	439

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

(vi) Financing components

For information about financing components, reference should be made to note 4(t)(vii).

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

35. Cost of sales

Cost of sales is analysed as follows:

	2025	2024	2023
Opening inventories	62,815	62,087	70,120
Purchases of raw materials	83,750	92,851	92,457
Purchases of finished products	16,294	21,393	20,459
Labour costs	71,049	69,827	72,862
Depreciation and amortisation	6,620	6,526	8,639
Third party manufacturers costs	1,210	1,176	1,276
Other manufacturing costs	12,664	13,956	13,540
Impairment of non-financial assets	2,300	—	—
Government grants related to PPE	(2,361)	(1,906)	(1,503)
Closing inventories	(49,534)	(62,815)	(62,087)
Total	204,807	203,095	215,763

The line item “Depreciation and amortisation” includes the depreciation expenses of property plant and equipment and right-of-use assets used in the production of finished goods.

36. Other income and other expenses

Other income is analysed as follows:

	2025	2024	2023
Gain on disposal of certain items of property	4,522	3	4
VAT relief	951	1,169	1,475
Reimbursements	698	935	2,875
Other	3,431	2,694	2,762
Total	9,602	4,801	7,116

The item 'Gain on disposal of certain items of property' includes a capital gain of 2,773 arising from the sale of a land plot. See Note 7.

During 2025, 2024 and 2023 the Brazilian subsidiary obtained a VAT relief of 951, 1,169 and 1,475, respectively, connected to local tax rules on VAT payments.

During 2025, 2024 and 2023, the Group recorded different reimbursements of 698, 935 and 2,875, respectively, mainly related to refund of transportation expenses and other items.

In 2025, the item “Other” primarily includes rental income earned by a U.S. subsidiary of 597, proceeds from the sale of photovoltaic energy of 1,765, the capital gain on the disposal of the building located in High Point of 1,595 (see Note 7), and other minor income.

Other expenses amounted to 497, 260 and 457 in 2025, 2024 and 2023, respectively, and mainly refer to minor costs incurred by the Group and not related to cost of sales, selling and administrative expenses.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

37. Selling expenses

Selling expenses are analysed as follows:

	2025	2024	2023
Shipping and handling costs	23,596	24,767	26,325
Labour costs	24,587	26,027	25,971
Depreciation and amortisation	11,529	12,450	12,369
Customs duties	5,593	4,568	5,473
Commissions to sales representatives	4,700	5,327	5,861
Advertising expenses	5,957	5,986	5,936
Utilities	4,454	4,271	3,960
Fairs	1,058	638	596
Other insurance costs	929	1,047	1,042
Impairment of non-financial assets	4,029	441	3
Leases	1,094	1,271	1,627
Promotions	606	512	632
Advisory services	147	329	528
Insurance costs on trade receivables	202	175	312
Samples	585	494	505
Other	1,445	1,926	233
Total	90,511	90,229	91,373

38. Administrative expenses

Administrative expenses are analysed as follows:

	2025	2024	2023
Labour costs	21,188	20,663	20,416
Professional services costs	3,466	3,340	2,979
Indirect taxes	2,452	1,919	1,991
Directors and audit committee fees	1,635	1,791	1,886
Office and software maintenance	2,221	2,448	2,549
Depreciation and amortisation	2,846	2,212	1,364
Travel expenses	1,957	2,279	2,677
Mail and Phone	490	509	552
Printing and Stationery	361	295	519
Car costs	312	443	661
Impairment of non-financial assets	1,900	—	—
Government grants related to PPE	(66)	(1,333)	(145)
Other	2,011	1,428	2,158
Total	40,773	35,994	37,607

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

39. Finance income and costs

Finance income is analysed as follows:

	2025	2024	2023
Interest income from financial institutions	321	474	711
Other interest income	233	355	230
Total	554	829	941

Finance costs are analysed as follows:

	2025	2024	2023
Interest expenses due to financial institutions	2,561	2,864	3,346
Interest expenses related to lease liabilities	3,286	3,810	3,090
Other interest expenses	855	1,168	675
Financial institution commissions	1,989	2,359	2,156
Total	8,691	10,201	9,267

40. Net exchange rate gains/(losses)

Net exchange rate gains/(losses) are analysed as follows:

	2025	2024	2023
Net realised gains/(losses) on derivative instruments	18	(196)	1,251
Net realised gains/(losses) on trade receivables and payables	(1,004)	424	(422)
Total net realised gains/(losses) (a)	(986)	228	829
Net unrealised gains/(losses) on derivative instruments	299	(438)	(746)
Net unrealised gains/(losses) on trade receivables and payables	(218)	1,006	142
Net unrealised gains/(losses) on non-monetary assets	(1,328)	(242)	(369)
Total net unrealised gains/(losses) (b)	(1,247)	326	(973)
Total realised and unrealised exchange rate gains/(losses) (a+b)	(2,233)	554	(144)

“Net unrealised gains/(losses) on non-monetary assets” refers to the remeasurement of non-monetary assets of the subsidiary Italsofa Romania, since such entity has the same functional currency as the Parent, namely the Euro (see note 4(c)(ii)).

41. Income tax expense

Italian companies are subject to two enacted income taxes at the following rates:

	2025	2024	2023
IRES (state tax)	24.00%	24.00%	24.00%
IRAP (regional tax)	4.82%	4.82%	4.82%

IRES is a state tax and is calculated on the taxable income determined on the income before taxes modified to reflect all temporary and permanent differences regulated by the tax law.

IRAP is a regional tax and each Italian region has the power to increase the current rate of 3.90% by a maximum of 0.92%. In general, the taxable base of IRAP is a form of gross profit determined as the difference between gross revenues (excluding interest and dividend income) and direct production costs (excluding interest expense and other financial costs). The enacted IRAP tax rate due in the Puglia region of Italy for 2025, 2024 and 2023 is 4.82% (3.90% plus 0.92%).

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Total income taxes for the years ended December 31, 2025, 2024 and 2023 are allocated as follows:

	2025	2024	2023
Current:
- Domestic	(332)	(6)	(1,065)
- Foreign	(2,016)	(865)	(659)
Total (a)	(2,348)	(871)	(1,724)
Deferred:
- Domestic	514	—	—
- Foreign	798	187	634
Total (b)	1,312	187	634
Total (a + b)	(1,036)	(684)	(1,090)

Consolidated profit/(loss) before income taxes and Non-controlling interests of the consolidated statement of profit or loss for the years ended December 31, 2025, 2024 and 2023, is analysed as follows:

	2025	2024	2023
Domestic	(29,738)	(6,199)	(12,078)
Foreign	182	(8,499)	(2,994)
Total	(29,556)	(14,698)	(15,072)

The effective income taxes differ from the expected income tax expense (computed by applying the IRES state tax to profit before income taxes and non-controlling interests) as follows:

	2025	2024	2023
Expected tax benefit (expense) at statutory tax rates	7,093	3,527	3,617
Effect of:
- Tax exempt income	1,799	1,657	4,530
- Aggregate effect of different tax rates in foreign jurisdictions	568	(254)	(481)
- Italian regional tax	—	(11)	(8)
- Non-deductible expenses	(4,580)	(3,140)	(5,675)
- Tax effect on unremitted earnings	—	—	—
- Chinese withholding tax on income not recoverable	—	—	(1,100)
- Effect of net change in deferred tax assets unrecognised	(5,916)	(2,463)	(1,973)
Actual tax charge	(1,036)	(684)	(1,090)

In 2025, the Group reported a loss before tax of 29,556 and income tax expense of 1,036, compared to a loss before tax of 14,698 and income tax expense of 684 in 2024, and a loss before tax of 15,072 and income tax expense of 1,090 in 2023.

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities as at December 31, 2025 and 2024 are presented below:

Deferred tax assets	31/12/25	31/12/24
Tax loss carry forward	752	753
Inventories obsolescence	1,201	886
Provision for contingent liabilities	28	14
Total deferred tax assets	1,981	1,653

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

Deferred tax liabilities	31/12/25	31/12/24
Withholding tax on unremitted earnings of subsidiaries	—	(516)
Withholding tax on liquidation of subsidiaries	—	(480)
Unrealised net gains on foreign exchange rate	(5)	(2)
Total deferred tax liabilities	(5)	(998)

Movements in deferred tax balances occurred during 2023, 2024 and 2025 are analysed as follows:

	Deferred tax assets	Deferred tax liabilities	Total
Balance as at December 31, 2022	1,965	(1,929)	36
Recognised in profit or loss	10	623	633
Recognised in OCI	—	—	—
Recognised directly in equity	—	—	—
Balance as at December 31, 2023	1,975	(1,306)	669
Recognised in profit or loss	(121)	308	187
Recognised in OCI	(201)	—	(201)
Recognised directly in equity	—	—	—
Balance as at December 31, 2024	1,653	(998)	655
Recognised in profit or loss	308	993	1,301
Recognised in OCI	20	—	20
Recognised directly in equity	—	—	—
Balance as at December 31, 2025	1,981	(5)	1,976

The following tables show the reconciliation of deferred tax assets and deferred tax liabilities with the balances included in the consolidated statements of financial position as at December 31, 2025 and 2024.

	31/12/25	31/12/24
Deferred tax assets	1,981	1,653
Deferred tax liabilities compensated	—	—
Net deferred tax assets	1,981	1,653
Deferred tax liabilities	(5)	(998)

As of December 31, 2025, deferred tax assets mainly relate to carried-forward tax losses, inventory write-down for obsolescence, and provision for risks accounted for by some subsidiaries.

The application of the amendment to IAS 12 Deferred tax related to Assets and Liabilities Arising from a Single Transaction determined net unrecognized deferred tax assets of 617 as of December 31, 2025 and net unrecognized deferred tax assets of 2,297 as of December 31, 2024, related to leases, included in the “Other temporary differences” of the “Unrecognised deferred tax assets” table.

In assessing the reliability of deferred tax assets, management considers whether it is probable that some portion or all of the deferred tax assets will not be realised. The ultimate realisation of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and the tax loss carry-forwards are utilised.

Given the cumulative loss position of the domestic companies and of some of foreign subsidiaries as at December 31, 2025 and 2024, management has considered the scheduled reversal of deferred tax liabilities and tax planning strategies, in making their assessment. After an analysis as at December 31, 2025 and 2024, management has not identified any relevant tax planning strategies prudent and feasible available to recognise the deferred tax assets. Therefore, as at December 31,

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

2025 and 2024 the realisation of the deferred tax assets is primarily based on the scheduled reversal of deferred tax liabilities, except in certain historically profitable jurisdictions.

Based upon this analysis, management believes that the Natuzzi Group will realise the deferred tax assets of 1,981 as at December 31, 2025 (1,653 as at December 31, 2024).

As at December 31, 2025 and 2024 deferred tax assets have not been recognised in respect of the following items, because it is not probable that future taxable profit will be available against which the Group can use the benefits therefrom.

Unrecognised deferred tax assets	31/12/25		31/12/24
	Gross Amount	Tax effect	Gross Amount	Tax effect
Tax loss carry-forwards	399,843	97,381	378,307	93,266
Provision for contingent liabilities	2,442	687	4,892	1,396
Inventory obsolescence	11,537	3,326	10,989	2,272
Allowance for doubtful accounts	2,996	719	3,218	772
Intercompany profit on inventories	6,867	1,979	7,644	2,203
Provision for warranties	1,751	505	1,929	556
Impairment of non-financial assets	7,443	638	3,051	587
Other temporary differences	2,506	3,975	17,799	3,921
Total unrecognised deferred tax assets	435,385	109,210	427,829	104,973

The Group does not expect to distribute dividends from its subsidiaries, primarily due to the losses incurred by the majority of such entities. Accordingly, no provision has been recognized for taxes attributable to the Group’s share of these undistributed profits.

As at December 31, 2025 and 2024 the tax losses carried-forward of the Group expire as follows:

	2025	Expire date	2024	Expire date
Expire in five years	11,827	2026-2030	7,720	2025-2029
Expire after five years	181	> 2030	127	> 2029
Never expire	389,665	—	372,675	—
Total	401,673		380,522

In Italy all tax losses carried-forward no longer expire, with the only limitation being that such tax losses carried-forward can be utilised to off-set a maximum of 80% of the taxable income in each following year.

The income tax payable recorded as at December 31, 2025 and 2024 is 871 and 830, respectively. Whereas, the current income tax receivable recorded as at December 31, 2025 and 2024 is 1,758 and 1,642, respectively.

The tax audit initiated by the Italian Revenue Agency (Agenzia delle Entrate) in October 2020 was completed in 2025, with the examination of the documentation relating to the 2019 fiscal year. In particular, the tax auditors’ focus was on the uncertain tax treatment concerning the interpretation of how tax regulations apply to the Group’s transfer pricing arrangements. The outcome of the audit did not identify any requirement to recognize tax liabilities, also in light of the tax losses incurred in the 2019 fiscal year.

The Group believes that its accruals for tax liabilities are adequate for all open tax years based on its assessment of many factors, including interpretations of tax law and prior experience.

The Company operates in many foreign jurisdictions. With no substantial exceptions, the Company and its main subsidiaries located in Romania and China are no longer subject to tax audits for years preceding 2020.

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

42. Earnings/(loss) per share

Basic and diluted earnings/(loss) per share is analysed as follows:

	2025	2024	2023
Weighted average number of ordinary shares	55,073,045	55,073,045	55,073,045
Basic earnings/(losses) per share	(0.54)	(0.28)	(0.29)
Diluted earnings/(losses) per share	(0.54)	(0.28)	(0.29)

Basic earnings/(loss) per share is calculated by dividing earnings/(loss) for the year, attributable to ordinary equity holders of the Parent Company, by the weighted average number of ordinary shares outstanding.

Diluted earnings/(loss) per share as at December 31, 2025, 2024 and 2023 equals the basic earnings/(loss) per share.

On February 8, 2019 the Company announced a change in the ratio of its American Depositary Receipts (ADRs) to ordinary shares, from 1 ADR representing 1 share to 1 ADR representing 5 shares. The effective date of the ratio change was February 21, 2019. No new shares have been issued in connection with the ratio change.

43. Expenses by nature

The following tables show the expenses by nature for the years ended December 31, 2025, 2024 and 2023 as required by IAS 1.104.

	2025	2024	2023
Changes in inventories	13,281	(728)	8,033
Purchases of raw materials	83,750	92,851	92,457
Purchases of finished products	16,294	21,393	20,459
Services costs	67,553	69,296	75,457
Employee benefits expenses	116,824	116,517	119,249
Depreciation and amortisation, net of government grants	19,587	19,733	20,724
Other	18,802	10,256	8,364
Total cost of sales, selling and administrative expenses	336,091	329,318	344,743

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

The following tables show in which caption is included the depreciation and amortisation, net of government grants.

	2025	2024	2023
Included in cost of sales
Depreciation of property, plant and equipment	6,309	6,272	6,535
Depreciation of right-of-use assets	310	253	2,102
Amortisation of intangible assets	1	1	2
Government grants	(1,342)	(1,388)	(1,503)
Total (a)	5,278	5,138	7,136
Included in selling expenses
Depreciation of property, plant and equipment	2,177	2,329	2,450
Depreciation of right-of-use assets	9,352	10,121	9,919
Amortisation of intangible assets	—	—	—
Total (b)	11,529	12,450	12,369
Included in administrative expenses
Depreciation of property, plant and equipment	398	373	325
Depreciation of right-of-use assets	297	271	—
Amortisation of intangible assets	2,151	1,568	1,039
Government grants	(66)	(67)	(145)
Total (c)	2,780	2,145	1,219
Total depreciation and amortisation (a+b+c)	19,587	19,733	20,724

The following tables show in which caption is included the employee benefits expenses.

	2025	2024	2023
Included in cost of sales
Salaries and wages	50,594	47,739	49,968
Social security contributions	15,271	16,113	14,825
Employees’ leaving entitlement	3,405	3,353	4,611
Other costs	1,779	2,622	3,458
Total (a)	71,049	69,827	72,862
Included in selling expenses
Salaries and wages	19,474	20,558	20,641
Social security contributions	3,680	3,756	3,716
Employees’ leaving entitlement	473	494	604
Other costs	960	1,219	1,010
Total (b)	24,587	26,027	25,971
Included in administrative expenses
Salaries and wages	15,327	14,871	15,376
Social security contributions	3,689	3,404	3,007
Employees’ leaving entitlement	707	637	643
Other costs	1,465	1,751	1,390
Total (c)	21,188	20,663	20,416
Total employee benefits expenses (a+b+c)	116,824	116,517	119,249

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

44. Commitments and contingent liabilities

As at December 31, 2025, the Group is not committed to investing in significant property, plant and equipment, intangibles assets and other capital expenditure.

Certain financial institutions have provided guarantees as at December 31, 2025 to secure payments to third parties amounting to 8,805, (11,767 as at December 31, 2024). These guarantees are unsecured and have various maturities extending through May 2029.

The most significant guarantee relates to the early retirement agreement ('expansion contract’), amounting to 4,459, with maturity in May 2029 (see Note 23).

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

The following tables provide the total amount of transactions that have been entered into with related parties for the relevant financial year.

(i) Compensation of key management personnel of the Group

The compensation of key management personnel of the Group is analysed as follows:

	2025	2024	2023
Directors’ fee	428	642	849
Short-term employee benefits	3,251	3,343	2,772
Social security contributions and defined contribution plans	911	913	777
Employee benefit obligations	183	254	188
Expenses for stock options	—	367	587
Total	4,773	5,519	5,173

The amounts disclosed in the tables are the amounts recognised as an expense during the reporting period related to key management personnel. No loans and/or guarantees have been provided for or agreed to with key management personnel.

(ii) Transactions with directors of the Group

The aggregate value of transactions and outstanding balances related to directors were as follows.

	2025		2024		2023
	Cost	Amounts due	Cost	Amounts due	Cost	Amounts due
Finished products purchased from TTF	3,509	960	3,823	652	1,340	412
Purchase of agency services from the company REFLEX MARKETING	422	—	960	—	992	1
Rent service rendered by Steel Vessel Corporation	476	50	—	—	—	—
Total	4,407	1,010	4,783	652	2,332	413

Natuzzi S.p.A. and Subsidiaries

Notes to consolidated financial statements

(Expressed in thousands of euros except as otherwise indicated)

	2025		2024		2023
	Income	Amounts owed	Income	Amounts owed	Income	Amounts owed
Selling of finished products to NAT STORE LTD	729	81	1,350	303	1,631	171
Selling of finished products to IN CASA GROUP PTY	2,738	726	1,741	593	1,735	732
Total	3,467	807	3,091	896	3,366	903

Following the disposal of the building located in High Point, NC, USA, the Company's U.S. subsidiary entered into a lease agreement with the purchaser, The Steel Vessel Corporation, a company owned by the majority shareholder, for a term of nine years and nine months, expiring on 31 December 2034, with an annual rent of USD 700. The lease rate is at market terms, as it was determined based on a dedicated third-party valuation report. As of December 31, 2025, the carrying amount of the lease liability is 3,733.

With reference to the purchases of finished products from the outsourcer Truong Thanh Furniture Corporation ("TTF"), which since March 2022 has become a minority partner with a 20% stake in the subsidiary Natuzzi Singapore, and, as of June 2025, also holds a 5% stake in Natuzzi Vietnam JSC, and whose president, Mr. Mai Hữu Tín, has become a Board Member of the same Natuzzi Singapore, the supply business relationship is based on agreements signed in 2020, which are still in force.

With reference to the purchase of agency services from the company REFLEX MARKETING (whose agency agreement was terminated in March 2025) and the sale of finished products to NAT STORE LTD, a company in which Mr. R. Mynett is a partner, who is also a minority shareholder at 30% in the subsidiary Natuzzi UK Retail Limited and its Board Member, the business relationship is based on pre-existing agreements predating the establishment of Natuzzi UK Retail Limited.

With reference to the sales of finished products to IN CASA GROUP PTY, Ms. J. Francis, who has served as director, is no longer a Board Member of Natuzzi Oceania PTI Ltd, having resigned from the position in September 2024..

From time to time, Directors of the Group, or their related entities, may buy goods from the Group. These purchases are made on the same terms and conditions as those entered into by the Group’s other employees or customers.

The majority shareholder and Executive Chairman of the Board of Directors, in early April 2024, granted a three year loan to the Parent Company amounting to 2,500. The loan is set to mature on March 31, 2027, with a below-market interest rate of 2.50%. The interest rate differential compared to the market interest rate has been recognized under the caption “Reserves” within the Total Equity. See notes 20 and 46.

Furthermore, during 2025, the following additional transactions involving Group directors took place:

1.
On November 21, 2025, the majority shareholder and CEO of the Group entered into an agreement with the Parent Company to support the industrial restructuring plan through a credit facility. Under this facility, the Parent Company may request, in multiple tranches until December 31, 2026, an interest-free loan of up to 15,000, with the option to convert the disbursed loan tranches into equity in the event of a capital increase. In the absence of a capital increase, the loan is repayable by December 31, 2028. The Parent Company requested and received two tranches of 5,000 each, the first at the end of November and the second in mid-December. As the loan is interest-free, a market interest rate was determined, and the benefit arising from the absence of interest was recognized in an equity reserve. See Notes 19, 20 and 46.
2.
The majority shareholder also completed the preliminary agreement signed in October 2024 for the acquisition from a U.S. subsidiary of the building located in High Point, North Carolina, USA, through the execution of the purchase deed in March 2025. The sale price, established under the preliminary agreement at USD 12.1 million, was partially paid as a deposit in October 2024 in the amount of 3,658 (USD 3.8 million), with the balance of 7,644 (USD 8.3 million) paid on March 25, 2025 upon execution of the sale agreement. The transaction was carried out at market terms, as the price was determined based on a dedicated valuation report performed in October 2024. See Notes 7 and 30. Following the sale, the U.S. subsidiary entered into a lease agreement for the entire property with a term of nine years and nine months, expiring on December 31, 2034.

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

December 31, 2025

	Sales	Expenses	Dividends received	Amounts owed by related parties	Amounts due to related parties
Natuzzi Trading Shanghai Co, Ltd. (joint venture)	23,215	—	2,023	2,341	—
Natuzzi Texas LLC (joint venture)	1,577	—	—	4,739	—
Natuzzi Stores (UK) LTD (associate)	4,683	—	—	548	—
Natuzzi Design S.a.s. (other related party)	2,181	—	—	293	—
Natuzzi Arredamenti S.r.l. (other related party)	1,150	—	—	5	—
Natuzzi Sofa S.r.l. (other related party)	438	—	—	37	—
Total	33,244	—	2,023	7,963	—

The Parent Company received dividends declared by Natuzzi Trading Shanghai Co. Ltd in October 2025.

December 31, 2024

	Sales	Expenses	Dividends received	Amounts owed by related parties	Amounts due to related parties
Natuzzi Trading Shanghai Co, Ltd. (joint venture)	25,192	—	—	4,022	—
Natuzzi Texas LLC (joint venture)	1,251	—	—	3,515	—
Natuzzi Stores (UK) LTD (associate)	4,699	—	—	110	—
Natuzzi Design S.a.s. (other related party)	2,004	—	—	534	—
Natuzzi Arredamenti S.r.l. (other related party)	1,083	—	—	263	—
Natuzzi Sofa S.r.l. (other related party)	322	—	—	84	—
Total	34,551	—	—	8,528	—

December 31, 2023

	Sales	Expenses	Dividends received	Amounts owed by related parties	Amounts due to related parties
Natuzzi Trading Shanghai Co, Ltd. (joint venture)	26,523	—	—	4,198	—
Nars Miami LLC (associate)	167	431	—	103	75
Natuzzi Texas LLC (joint venture)	1,951	—	—	2,598	—
Natuzzi Stores (UK) LTD (associate)	5,876	—	—	44	—
Natuzzi Design S.a.s. (other related party)	2,130	—	—	724	—
Natuzzi Arredamenti S.r.l. (other related party)	1,619	—	—	243	—
Natuzzi Sofa S.r.l. (other related party)	385	—	—	56	—
Total	38,651	431	—	7,966	75

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

At the end of November 2025, the Parent Company entered into a preliminary agreement for the disposal of the photovoltaic plant to a company specialized in the sector. The disposal was completed at the end of January 2026 and, on the closing date, the Company received the total sale consideration of 7,115. The net carrying amount of the photovoltaic plant as at 31 December 2025 amounted to 1,105 (see Note 7). The Group has entered into a power purchase agreement with the buyer of the photovoltaic plant.

In March 2026, the Parent Company received a total of 2,705 from the government agency INVITALIA, of which 2,114 relates to a loan and 590 to a non-repayable grant, following the completion of the planned industrial investments. In 2019, the Parent Company entered into a development agreement with the agency, which provided for an investment program supported by public funding covering 71.3% of the total, granted as a combination of non-repayable contributions and subsidized financing. The March 2026 collection represents the final tranche of this program, which concluded in 2025.

On March 31, 2026, the majority shareholder formally expressed its irrevocable intention to convert the two loans made in favor of the Parent Company, amounting to 2,500 and 10,000 and granted, respectively, in 2024 and 2025, into a capital contribution to be allocated to a future share capital increase, with the aim of strengthening the Group’s equity position. This decision has been taken in anticipation of a share capital increase, for which an extraordinary shareholders’ meeting will be convened to resolve upon the proposed capital increase.

On May 14, 2026, the board of directors approved an economic and financial plan covering the period up to June 2027 (the “one-year budget”) and conferred delegated authority on the CEO to initiate an out-of-court composition proceeding (Composizione negoziata della crisi, the “Composition”), a voluntary, debtor-in-possession restructuring tool under the Italian Insolvency and Restructuring Code (Legislative Decree no. 14 of January 12, 2019) designed to address financial distress at an early stage through consensual negotiations, with limited court involvement. The formal request to initiate the Composition is expected to be filed in the next forthcoming weeks. (See Note 3(f)).

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

4.3*^+

English translation of the amendment agreements, dated July 25, 2025 and January 14, 2026, among the Company, Muttley S.r.l., and the other parties thereto, relating to, among other things, certain amendments to the New Framework Agreement for Assignment of Receivables dated July 22, 2020.

4.4

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

4.5*

English translation of the agreement among the Company, certain trade unions and Italian authorities therein related to the access to the CIGS for redundant employees, dated November 5, 2025, as further extended on January 27, 2026.

4.6^+

English translation of the agreement between the Company and INVEST 2003 S.r.l. dated April 9, 2024 (incorporated by reference to Exhibit 4.5 to the Form 20-F filed by Natuzzi S.p.A. with the Securities and Exchange Commission on April 30, 2024, file number 001-11854).

4.7*	English translation of the agreement between the Company and INVEST 2003 S.r.l. dated November 21, 2025.

4.8*

English translation of the agreement between the Company and INVEST 2003 S.r.l. related to the reclassification of the outstanding loan as an advance payment on account of a future capital increase, dated March 31, 2026.

4.9^+

Agreement between Natuzzi Americas Inc. and The Steel Vessel Corporation related to the sale of the property located in High Point, North Carolina, USA, dated March 25, 2025 (incorporated by reference to Exhibit 4.6 to the Form 20-F filed by Natuzzi S.p.A. with the Securities and Exchange Commission on April 30, 2025, file number 001-11854).

4.10^+

Agreement between Natuzzi Americas Inc. and The Steel Vessel Corporation related to the lease of the property located in High Point, North Carolina, USA, dated March 25, 2025 (incorporated by reference to Exhibit 4.7 to the Form 20-F filed by Natuzzi S.p.A. with the Securities and Exchange Commission on April 30, 2025, file number 001-11854).

4.11*^+	English translation of the agreement between the Company and E25E S.r.l. related to the transfer of the photovoltaic business unit, dated January 29, 2026.

4.12

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

NATUZZI S.p.A.

By	/s/ Pasquale Natuzzi
	Name:	Pasquale Natuzzi
	Title:	Chief Executive Officer ad interim

Date: May 15, 2026